Form 20-F
period 2013-12-31
Brookfield Renewable Energy Partners L.P.
filed 2014-03-18
CIK 1533232

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

☐ REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐   TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐   SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number: 001-35530

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.

(Exact name of Registrant as specified in its charter)

Bermuda

(Jurisdiction of incorporation or organization)

73 Front Street, 5th Floor, Hamilton HM 12, Bermuda

(Address of principal executive offices)

Jane Sheere, +1.441.295.1443

(Name, telephone, e-mail and/or facsimile number and address of company contact person)

Copies to:

Andrew J. Beck

Torys LLP

1114 Avenue of the Americas

New York, NY 10036

Telephone: 212-880-6000

Fax: 212-880-0200

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Class	Name of each exchange on which registered
Limited Partnership Units	New York Stock Exchange, Toronto Stock Exchange

Securities registered or to be registered pursuant to Section 12(g) of the Act:

None

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:

132,984,913 Limited Partnership Units as of December 31, 2013

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes   ☐    No   ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   Yes   ☐  No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes   ☒   No   ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes   ☐   No   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☐	Accelerated filer ☐	Non-accelerated filer ☒

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP	☒ International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.   Item 17   ☐   Item 18   ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐  No  ☒

INTRODUCTION AND USE OF CERTAIN TERMS

Unless otherwise specified, information provided in this annual report on Form 20-F (this “Form 20-F”) is as of December 31, 2013. Unless the context requires otherwise, when used in this Form 20-F, the terms “Brookfield Renewable”, “we”, “us” and “our” refer to BREP, BRELP, the Holding Entities and the Operating Entities, each as defined in this Form 20-F, individually or collectively, as applicable; “BREP” refers to Brookfield Renewable Energy Partners L.P.; and “Brookfield” refers to Brookfield Asset Management Inc. and its subsidiaries (other than Brookfield Renewable). All references to “our portfolio” include 100% of the capacity and energy of the facilities even though we do not own 100% of the economic output of such facilities (see the table under Item 4.B. “Business Overview — Our Operations” for details on our portfolio).

“ABCA” means the Business Corporations Act (Alberta),  R.S.A. 2000, c. B-9, as amended, including the regulations promulgated under such Act.

“Adjusted EBITDA” means revenues less direct costs (including energy marketing costs), plus our share of cash earnings from equity-accounted investments and other income, before interest, income taxes, depreciation, management service costs and the cash portion of non-controlling interests. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures.”

“Adjusted funds from operations” means funds from operations less Brookfield Renewable’s share of levelized sustaining capital expenditures (based on long term capital expenditure plans). Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures”.

“Affiliate” of any person is a person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such person.

“Amended and Restated Limited Partnership Agreement of BRELP” means the amended and restated limited partnership agreement of BRELP, dated November 20, 2011, as amended May 4, 2012.

“Amended and Restated Limited Partnership Agreement of BREP” means the amended and restated limited partnership agreement of BREP, dated November 20, 2011.

“ANEEL” means National Agency for Electric Energy (Brazil).

“Audit Committee” means the audit committee of the board of directors of the Managing General Partner.

“BAIF” means Brookfield Americas Infrastructure Fund.

“Base Management Fee” has the meaning given to it under Item 6.A “Directors and Senior Management — Our Master Services Agreement — Management Fee”.

“Base Marketing Fee” has the meaning given to it under Item 7.B “Related Party Transactions — Energy Marketing Agreement”.

“BAM’s Compensation Committee” means Brookfield Asset Management’s compensation committee.

“BC Hydro” means British Columbia Hydro and Power Authority.

“BEM LP” means Brookfield Energy Marketing LP, an indirect wholly-owned subsidiary of Brookfield Asset Management.

“Bermuda Holdco” means BRP Bermuda Holdings I Limited.

“BIF” means Brookfield Infrastructure Fund.

“BNDES” means the Brazilian National Bank for Economic Development.

“Bond Indenture” means the amended and restated indenture, dated as of November 23, 2011, among Brookfield Renewable Energy Partners ULC (formerly BRP Finance ULC), The Bank of New York Mellon and BNY Trust Company of Canada, as amended and restated from time to time, governing the Finco Bonds.

“BPUSHA” means Brookfield Power US Holding America Co.

“BRELP” means Brookfield Renewable Energy L.P.

“BRELP General Partner” means BRP Bermuda GP Limited, which serves as the general partner of BRELP GP LP.

“BRELP GP LP” means BREP Holding L.P., which serves as the general partner of BRELP.

“BREP” means Brookfield Renewable Energy Partners L.P.

“Brookfield” means Brookfield Asset Management and any subsidiary of Brookfield Asset Management, other than entities within Brookfield Renewable.

“Brookfield Asset Management” means Brookfield Asset Management Inc.

“Brookfield Renewable” means BREP, BRELP, the Holding Entities and the Operating Entities, taken together.

“Brookfield Renewable Power Assets” means Brookfield’s renewable power assets (other than the assets held by the Fund) that were transferred to BREP pursuant to the Combination.

“BRP Equity” means Brookfield Renewable Power Preferred Equity Inc.

“BRPI” means Brookfield Renewable Power Inc., a subsidiary of Brookfield Asset Management.

“BRPT” means Brookfield Renewable Power Trust, which held the assets of the Fund prior to the Combination.

“BRPT Trustees” means the trustees of BRPT.

“CanHoldco” means Brookfield BRP Holdings (Canada) Inc.

“Carry” has the meaning given to it under Item 6.B “Compensation — Our Management — Cash Bonus and Long Term Incentive Plans”.

“Cash Bonus” has the meaning given to it under Item 6.B “Compensation — Our Management — Compensation Elements Paid by Brookfield”.

“CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended, including the regulations promulgated under such Act.

“CDS” means CDS Clearing and Depository Services Inc.

“CFA” means a “controlled foreign affiliate” as defined in the Tax Act.

“Class A Limited Voting Shares” means the Class A Limited Voting Shares of Brookfield Asset Management.

“Class A Preference Shares” means the Class A Preference Shares, issuable in series (which includes the Series 1 Shares, the Series 2 Shares, the Series 3 Shares, the Series 4 Shares, the Series 5 Shares and the Series 6 Shares), of BRP Equity.

“Class B Preference Shares” means the Class B Preference Shares, issuable in series, of BRP Equity.

“Code” means the Code of Business Conduct and Ethics of Brookfield Renewable.

“Combination” means the strategic combination of all the assets of the Fund and the Brookfield Renewable Power Assets into BREP, effected pursuant to a plan of arrangement under Section 182 of the OBCA, effective November 28, 2011.

“Combination Agreement” means the combination agreement, dated as of September 12, 2011, among Brookfield, the Fund, BRPT and BREP providing for, among other things, the Combination.

“Common Shares” means the common shares of BRP Equity.

“Compensation Committee” means the compensation committee of the board of directors of the Managing General Partner, which was dissolved effective November 4, 2013.

“Conflicts Policy” has the meaning given to it under Item 7.B “Related Party Transactions — Conflicts of Interest and Fiduciary Duties — Conflicts of Interest”.

“CPI” means the Canadian consumer price index.

“CRA” means the Canada Revenue Agency.

“Development Projects Agreement” means an agreement between CanHoldco and Brookfield for reimbursement of expenses for projects in Canada and the United States.

“DRIP” means BREP’s distribution reinvestment plan.

“DRS Statement” means a Direct Registration System statement.

“DSUs” means deferred share units issued under the DSUP.

“DSU Allotment Price” has the meaning given to it under Item 6.B “Compensation — Our Management — Cash Bonus and Long-Term Incentive Plans”.

“DSUP” means the Deferred Share Unit Plan of Brookfield Asset Management.

“DTC” means The Depository Trust Company.

“EDGAR” means the Electronic Data-Gathering, Analysis and Retrieval system administered by the SEC.

“Energy Marketing Agreement” has the meaning given to it under Item 7.B “Related Party Transactions — Energy Marketing Agreement”.

“Energy Revenue Agreement” has the meaning given to it under Item 7.B “Related Party Transactions — Energy Revenue Agreement”.

“EPA” means the United States Environmental Protection Agency.

“Escrowed Stock Plan” means the Escrowed Stock Plan of Brookfield Asset Management.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“FAPI” means “foreign accrual property income” as defined in the Tax Act.

“FATCA” means the Foreign Account Tax Compliance provisions of the Hiring Incentives to Restore Employment Act of 2010.

“FERC” means the United States Federal Energy Regulatory Commission.

“Funds from operations” means Adjusted EBITDA less interest, current income taxes and management service costs, which is then adjusted for the cash-portion of non-controlling interests. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures”.

“Finco” means Brookfield Renewable Energy Partners ULC, formerly named “BRP Finance ULC”.

“Finco Bonds” means all outstanding bonds issued by Finco pursuant to the Bond Indenture.

“Fixed Amount” has the meaning given to it under Item 7.B “Related Party Transactions — Energy Revenue Agreement”.

“Foreign Tax Credit Generator Rules” has the meaning given to it under Item 3.D “Risk Factors — Risks Related to Taxation — Canada”.

“Form 20-F” means this annual report filed on Form 20-F.

“Fund” means Brookfield Renewable Power Fund, a limited purpose trust established under the laws of the Province of Québec, and where appropriate, includes its subsidiaries.

“GLHA” means Great Lakes Hydro America, LLC.

“GLPL” means Great Lakes Power Limited.

“GP Unitholders” means the general partner of BREP, which is the holder of the GP Units.

“Governing Body” in relation to an entity, means the board of directors or equivalent of such entity.

“Government of Canada Yield” on any date means the yield to maturity on such date (assuming semi-annual compounding) of a Canadian dollar denominated non-callable Government of Canada bond with a term to maturity of five years as quoted as of 10:00 a.m. (Toronto time) on such date and which appears on the Bloomberg Screen GCAN5YR Page on such date; provided that, if such rate does not appear on the Bloomberg Screen GCAN5YR Page on such date, the Government of Canada Yield will mean the average of the yields determined by two registered Canadian investment dealers selected by BRP Equity, as being the yield to maturity on such date (assuming semi-annual compounding) which a Canadian dollar denominated non-callable Government of Canada bond would carry if issued in Canadian dollars at 100% of its principal amount on such date with a term to maturity of five years.

“Guarantors” means, collectively, BREP, BRELP, CanHoldco and Bermuda Holdco.

“GW” means gigawatt.

“GWh” means gigawatt hours.

“Hold Date” has the meaning given to it under Item 6.B “Compensation — Our Management — Cash Bonus and Long-Term Incentive Plans — Restricted Stock Plan”.

“Holder” means an LP Unitholder who, for purposes of the Tax Act and at all relevant times, holds its LP Units as capital property and deals at arm’s length and is not affiliated (within the meaning of the Tax Act) with BREP, BRELP, the Managing General Partner, the BRELP General Partner, BRELP GP LP and their respective affiliates (within the meaning of the Tax Act).

“Holding Entities” means Bermuda Holdco, CanHoldco and any direct wholly-owned subsidiary of BRELP created or acquired after the date of the Amended and Restated Limited Partnership Agreement of BRELP.

“HPI” means Hydro Pontiac Inc.

“HSS&E” means health, safety, security and environment.

“IFRS” means the International Financial Reporting Standards, as issued by the International Accounting Standards Board.

“Income Tax Act” or “Tax Act” means the Canadian Income Tax Act, R.S.C. 1985, c. 1. (5th Supp), as amended, including the regulations promulgated under such Act.

“Indirect CFA” has the meaning given to it under Item 3.D “Risk Factors — Risks Related to Taxation — Canada”.

“Investco” has the meaning given to it under Item 6.B “Compensation — Our Management — Cash Bonus and Long-Term Incentive Plans — Escrowed Stock Plan”.

“Investment Company Act” means the United States Investment Company Act of 1940, as amended, and the rules and regulations promulgated under such Act.

“IPCC” means Intergovernmental Panel on Climate Change.

“IRS” means the United States Internal Revenue Service.

“LIBOR” means London Interbank Offered Rate.

“Licensing Agreement” has the meaning given to it under Item 7.B “Related Party Transactions — Licensing Agreement”.

“LP Unitholders” means limited partners of BREP, which are holders of LP Units.

“LP Units” means the non-voting limited partnership units in the capital of BREP.

“LTA” means long-term average.

“Managing General Partner” means Brookfield Renewable Partners Limited, which serves as BREP’s general partner.

“Market Price” means the volume weighted average of the trading price for our LP Units on the NYSE for the five trading days immediately preceding the date the relevant distribution is paid by BREP.

“Master Services Agreement” means the amended and restated master management and administration agreement, dated January 20, 2014, as amended from time to time, among Brookfield Asset Management, BREP, BRELP, the Holding Entities, the Service Provider and others.

“MI 61-101” means Canadian Multilateral Instrument 61-101 — Protection of Minority Securityholders in Special Transactions.

“Minister” means the Minister of Finance (Canada).

“MPT” means the Mississagi Power Trust.

“MRE” means the hydrological balancing pool administered by the government of Brazil.

“MW” means megawatts.

“MWh” means megawatt hours.

“NEOs” has the meaning given to it under Item 6.B “Compensation — Our Management”.

“NI 52-110” means Canadian National Instrument 52-110 — Audit Committees.

“Nominating and Governance Committee” means the nominating and governance committee of the board of directors of the Managing General Partner.

“Non-Resident Entities” has the meaning given to it under Item 3.D “Risk Factors — Risks Related to Taxation — Canada”.

“Non-Resident Holder” means a Holder who, for purposes of the Tax Act and at all relevant times, is not, and is not deemed to be, resident in Canada and who does not use or hold and is not deemed to use or hold its LP Units in connection with a business carried on in Canada.

“Non-Resident Subsidiaries” has the meaning given to it under Item 3.D “Risk Factors — Risks Related to Taxation — Canada”.

“Non-Resident L.P. Unitholders” has the meaning given to it under Item 3.D “Risk Factors — Risks Related to Taxation — Canada”.

“Non-U.S. Holder” has the meaning given to it under Item 10.E “Taxation — Material U.S. Federal Income Tax Considerations”.

“NYSE” means the New York Stock Exchange.

“OBCA” means the Business Corporations Act (Ontario),  R.S.O. 1990, c. B-16, as amended, including the regulations promulgated under such Act.

“OPA” means the Ontario Power Authority.

“Operating Entities” means the entities which, from time to time, directly or indirectly hold Brookfield Renewable’s operations and hold assets or operations that Brookfield Renewable may acquire in the future which are not held by the Service Recipients, including any assets or operations held through joint ventures, partnerships and consortium arrangements.

“Original Bond Indenture” means the trust indenture dated as of December 16, 2004, as amended, supplemented or restated, between Brookfield, Bank of New York Mellon and BNY Trust Company of Canada.

“PFIC” means a passive foreign investment company.

“Power Agency Agreements” has the meaning given to it under Item 7.B “Related Party Transactions — Power Agency Agreements”.

“PPA” means a power purchase agreement, power guarantee agreement or similar long-term agreement between a seller and buyer of electrical power generation.

“Preference Share Guarantees” means the Series 1 Guarantee, the Series 2 Guarantee, the Series 3 Guarantee, the Series 4 Guarantee, the Series 5 Guarantee and the Series 6 Guarantee.

“Preference Shares” means the Class A Preference Shares and the Class B Preference Shares.

“QEF Election” means an election by a U.S. Holder to treat such U.S. Holder’s share of BREP’s interest in a PFIC as a “qualified electing fund”.

“Qualifying Income Exception” has the meaning given to it under Item 10.E “Taxation — Material U.S. Federal Income Tax Considerations — Partnership Status of BREP and BRELP”.

“Redeemable/Exchangeable partnership unit” means a unit of BRELP that has the rights of the Redemption-Exchange Mechanism.

“Redeemable/Exchangeable Unitholders” means limited partners of BRELP, which are holders of Redeemable/Exchangeable partnership units.

“Redemption-Exchange Mechanism” means the mechanism by which Brookfield may request redemption of its limited partnership interests in BRELP in whole or in part in exchange for cash, subject to the right of Brookfield Renewable to acquire such interests (in lieu of such redemption) in exchange for LP Units.

“Registration Rights Agreement” means the registration rights agreement, dated November 28, 2011, between Brookfield and Brookfield Renewable.

“Regular Distribution Waterfall” has the meaning given to it under Item 10.B “Memorandum and Articles of Association —Description of the Amended and Restated Limited Partnership Agreement of BRELP — Distributions”.

“Relationship Agreement” means the relationship agreement, dated November 28, 2011, by and among Brookfield Asset Management, Brookfield Renewable, BRELP, the Service Provider and others.

“Relevant Foreign Tax Law” has the meaning given to it under Item 10.E “Taxation — Material Canadian Federal Income Tax Considerations — Holders Resident in Canada — Computation of Income or Loss”.

“Resident Holder” means a Holder who, for the purposes of the Tax Act and at all relevant times, is or is deemed to be a resident of Canada.

“RIC” means a regulated investment company.

“RPS” means renewable portfolio standards.

“RRIF” has the meaning given to it under Item 3.D “Risk Factors — Risks Related to Taxation — Canada”.

“RRSP” has the meaning given to it under Item 3.D “Risk Factors — Risks Related to Taxation — Canada”.

“RSP” means the Restricted Stock Plan of Brookfield Asset Management.

“RSU Allotment Price” has the meaning given to it under Item 6.B “Compensation — Our Management — Cash Bonus and Long-Term Incentive Plans”.

“RSUP” means the Restricted Share Unit Plan of Brookfield Asset Management.

“RSUs” means restricted share units issued under the RSUP.

“S&P” means Standard & Poor’s Ratings Services.

“Sarbanes-Oxley Act” means the United States Sarbanes-Oxley Act of 2002, including the rules and regulations promulgated thereunder.

“SEC” means the United States Securities and Exchange Commission.

“Securities Act” means the United States Securities Act of 1933, as amended, and the rules and regulations promulgated thereunder.

“SEDAR” means the System for Electronic Document Analysis and Retrieval administered by the Canadian Securities Administrators.

“Series 1 Guarantee” has the meaning given to it under Item 10.B “Memorandum and Articles of Association — BRP Equity — Class A Preference Shares — Specific Provisions of the Class A Preference Shares, Series 1 — Series 1 Guarantee”.

“Series 1 Shares” means the Class A Preference Shares, Series 1 of BRP Equity.

“Series 2 Guarantee” has the meaning given to it under Item 10.B. “Memorandum and Articles of Association — BRP Equity — Class A Preference Shares — Specific Provisions of Class A Preference Shares, Series 2 — Series 2 Guarantee”.

“Series 2 Shares” means the Class A Preference Shares, Series 2 of BRP Equity.

“Series 2 Shares Conversion Date” has the meaning given to it under Item 7.B “Related Party Transactions — BRP Equity — Specific Provisions of the Class A Preference Shares, Series 2 — Redemption”.

“Series 3 Guarantee” has the meaning given to it under Item 7.B “Related Party Transactions — BRP Equity — Specific Provisions of the Class A Preference Shares, Series 3 — Series 3 Guarantee”.

“Series 3 Shares” means the Class A Preference Shares, Series 3 of BRP Equity.

“Series 3 Shares Annual Fixed Dividend Rate” has the meaning given to it under Item 7.B “Related Party Transactions — BRP Equity — Specific Provisions of the Class A Preference Shares, Series 3 — Dividends”.

“Series 4 Guarantee” has the meaning given to it under Item 7.B “Related Party Transactions — BRP Equity — Specific Provisions of the Class A Preference Shares, Series 4 — Series 4 Guarantee”.

“Series 4 Shares” means the Class A Preference Shares, Series 4 of BRP Equity.

“Series 4 Shares Conversion Date” has the meaning given to it under Item 7.B “Related Party Transactions — BRP Equity — Specific Provisions of the Class A Preference Shares, Series 4 — Redemption”.

“Series 5 Guarantee” has the meaning given to it under Item 7.B “Related Party Transactions — BRP Equity — Specific Provisions of the Class A Preference Shares, Series 5 — Series 5 Guarantee”.

“Series 5 Shares” means the Class A Preference Shares, Series 5 of BRP Equity.

“Series 6 Guarantee” has the meaning given to it under Item 7.B “Related Party Transactions — BRP Equity — Specific Provisions of the Class A Preference Shares, Series 6 — Series 6 Guarantee”.

“Series 6 Shares” means the Class A Preference Shares, Series 6 of BRP Equity.

“Service Provider” means BRP Energy Group L.P., Brookfield Renewable Energy Group LLC, Brookfield Renewable Energy Group (Bermuda) Inc. and Brookfield Global Renewable Energy Advisor Limited, and, unless the context otherwise requires, includes any other affiliate of such entities that provides services to Brookfield Renewable pursuant to our Master Services Agreement or any other service agreement or arrangement.

“Service Recipients” means BREP, BRELP, the Holding Entities and any other entity, at the option of the Holding Entities and the Operating Entities.

“SHPP” means a small hydroelectric power plant, which is a category of hydro power facilities in Brazil with 30 MW of capacity or less.

“SIFT Rules” means the rules in the Tax Act applicable to a “SIFT partnership” as defined in the Tax Act, pursuant to which certain income and gains earned by a SIFT partnership are subject to income tax at the partnership level at a rate similar to a corporation, and allocations of such income and gains to its partners are taxed as a dividend from a taxable Canadian corporation.

“Tax Proposals” means all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister prior to the date hereof.

“TFSA” has the meaning given to it under Item 3.D “Risk Factors — Risks Related to Taxation — Canada”.

“TJLP” means BNDES’s long-term interest rate.

“Total Capitalization Value” means, in any quarter, the sum of (i) the fair market value of an LP Unit multiplied by the number of LP Units issued and outstanding on the last trading day of the quarter (assuming full conversion of any limited partnership interests held by any member of Brookfield in BRELP into LP Units), plus (ii) for each class or series of security of a Service Recipient (other than LP Units) issued to third parties, the fair market value of such security multiplied by the number of securities of such class or series issued and outstanding on the last trading day of the quarter (calculated on a fully-diluted basis), plus (iii) the principal amount of all debt not captured by paragraph (ii) owed by each Service Recipient (excluding for this purpose any Operating Entity) on the last trading day of the quarter to any person that is not a member of the Brookfield Renewable, which debt has recourse to any Service Recipient, less any amount of cash held by all Service Recipients (excluding for this purpose any Operating Entity) on such day.

“Treasury Regulations” means the Treasury regulations promulgated under the U.S. Internal Revenue Code.

“Treaty” means the Canada-U.S. Income Tax Convention (1980).

“TSX” means the Toronto Stock Exchange.

“UBTI” has the meaning given to it under Item 3.D “Risk Factors — Risks Related to Taxation — United States”.

“U.S. Facilities” means all of the U.S. facilities of BREP.

“U.S. Holder” has the meaning given to it under Item 10.E “Taxation — Material U.S. Federal Income Tax Considerations”.

“U.S. Internal Revenue Code” means the United States Internal Revenue Code of 1986, as amended.

“Voting Agreement” means the voting agreement, dated November 28, 2011, between BREP and Brookfield that provides BREP, through the Managing General Partner, with a number of voting rights, including the right to direct all eligible votes in the election of the directors of the BRELP General Partner.

“Western Wind” has the meaning given to it under Item 4.A “History and Development of our Business — Recent Developments — Acquisitions and Dispositions”.

“White Pine” has the meaning given to it under Item 4.A “History and Development of our Business — Recent Developments — Acquisitions and Dispositions”.

FORWARD-LOOKING STATEMENTS

This Form 20-F contains forward-looking statements concerning the business and operations of Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this Form 20-F include statements regarding the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate, BREP’s anticipated financial performance, future commissioning of assets, contracted portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions, future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, diversification of shareholder base, energy policies, economic growth, growth potential of the renewable asset class, the future growth prospects and distribution profile of BREP and BREP’s access to capital. Forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavors”, “pursues”, “strives”, “seeks” or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this Form 20-F are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to:

•         our limited operating history;

•         the risk that we may be deemed an “investment company” under the Investment Company Act;

•         the fact that we are not subject to the same disclosure requirements as a U.S. domestic issuer;

•         risks commonly associated with a separation of economic interest from control or the incurrence of debt at multiple levels within our organizational structure;

•         the risk that the effectiveness of our internal controls over financial reporting could have a material effect on our business;

•         changes to hydrology at our hydroelectric stations or in wind conditions at our wind energy facilities;

•         the risk that counterparties to our contracts do not fulfill their obligations, and as our contracts expire, we may not be able to replace them with agreements on similar terms;

•         increases in water rental costs (or similar fees) or changes to the regulation of water supply;

•         volatility in supply and demand in the energy market;

•         our operations are highly regulated and exposed to increased regulation which could result in additional costs;

•         the risk that our concessions and licenses will not be renewed;

•         increases in the cost of operating our plants;

•         our failure to comply with conditions in, or our inability to maintain, governmental permits;

•         equipment failure;

•         dam failures and the costs of repairing such failures;

•         exposure to force majeure events;

•         exposure to uninsurable losses;

•         adverse changes in currency exchange rates;

•         availability and access to interconnection facilities and transmission systems;

•         health, safety, security and environmental risks;

•         disputes, governmental and regulatory investigations and litigation;

•         our operations could be affected by local communities;

•         losses resulting from fraud, bribery, corruption, other illegal acts, inadequate or failed internal processes or systems, or from external events;

•         risks related to our reliance on computerized business systems;

•         general industry risks relating to operating in the North American and Brazilian power market sectors;

•         advances in technology that impair or eliminate the competitive advantage of our projects;

•         newly developed technologies in which we invest not performing as anticipated;

•         labor disruptions and economically unfavorable collective bargaining agreements;

•         our inability to finance our operations due to the status of the capital markets;

•         the operating and financial restrictions imposed on us by our loan, debt and security agreements;

•         changes in our credit ratings;

•         changes to government regulations that provide incentives for renewable energy;

•         our inability to identify sufficient investment opportunities and complete transactions;

•         risks related to the growth of our portfolio and our inability to realize the expected benefits of our transactions;

•         our inability to develop existing sites or find new sites suitable for the development of greenfield projects;

•         risks associated with the development of our generating facilities and the various types of arrangements we enter into with communities and joint venture partners;

•         Brookfield’s election not to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield identifies;

•         our lack of control over our operations conducted through joint ventures, partnerships and consortium arrangements;

•         our ability to issue equity or debt for future acquisitions and developments will be dependent on capital markets;

•         foreign laws or regulation to which we become subject as a result of future acquisitions in new markets;

•         the departure of some or all of Brookfield’s key professionals;

•         the completion and expected benefits of announced transactions; and

•         other factors described in this Form 20-F, including those set forth under Item 3.D “Risk Factors”, Item 5.A “Operating Results” and Item 4.B “Business Overview”.

We caution that the foregoing list of important factors that may affect future results is not exhaustive. The forward-looking statements represent our views as of the date of this Form 20-F and should not be relied upon as representing our views as of any date subsequent to the date of this Form 20-F. While we anticipate that subsequent events and developments may cause our views to change, we disclaim any obligation to update the forward-looking statements, other than as required by applicable law. For further information on these known and unknown risks, please see Item 3.D “Risk Factors”.

Historical Performance and Market Data

This Form 20-F contains information relating to our business as well as historical performance and market data. When considering this data, you should bear in mind that historical results and market data may not be indicative of the future results that you should expect from us.

Financial Information

The financial information contained in this Form 20-F is presented in U.S. dollars and, unless otherwise indicated, has been prepared in accordance with IFRS. All figures are unaudited unless otherwise indicated. In this Form 20-F, all references to “$” are to U.S. dollars. Canadian dollars and Brazilian Reais are identified as “C$” and “R$”, respectively.

CAUTIONARY STATEMENT REGARDING USE OF NON-IFRS MEASURES

This Form 20-F contains references to Adjusted EBITDA, funds from operations and adjusted funds from operations which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA, funds from operations and adjusted funds from operations used by other entities. We believe that Adjusted EBITDA, funds from operations and adjusted funds from operations are useful supplemental measures that may assist investors in assessing the financial performance and the cash anticipated to be generated by our operating portfolio. Neither Adjusted EBITDA, funds from operations nor adjusted funds from operations should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. As a result of the Combination, we have presented the measurements of the 2011 results on a pro forma basis. Reconciliations of each of Adjusted EBITDA, funds from operations, and adjusted funds from operations to net income on a consolidated and pro forma basis are presented in Item 5.A “Operating Results — Financial Review for the Years Ended December 31, 2013 and 2012”, Item 5.A “Operating Results — Financial Review for the Years Ended December 31, 2012 and 2011”, and Item 5.A “Operating Results — Reconciliation of Pro Forma Results.”

PART I

ITEM 1.        IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.        OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.        KEY INFORMATION

3.A              SELECT FINANCIAL DATA

The information in this section, excluding the Operational Information and distributions per unit set forth in the tables below, is derived from and should be read in conjunction with: (i) the audited consolidated financial statements of Brookfield Renewable as at December 31, 2013 and 2012, and for the years ended December 31, 2013, 2012 and 2011 and related notes, and (ii) the unaudited pro forma condensed combined statement of (loss) income of Brookfield Renewable for the year ended December 31, 2011 and related notes, each of which is included elsewhere in this Form 20-F.

We are providing unaudited pro forma financial results that include the impact of the Combination, new contracts and contract amendments, management service agreements along with the tax impacts resulting from the Combination, as if each had occurred as of January 1, 2011. The unaudited pro forma financial results have been prepared based upon currently available information and assumptions considered appropriate by management. The unaudited pro forma financial results are provided for information purposes only and may not be indicative of the results that would have occurred had the above transactions been effected on the date indicated. The accounting for certain of the Combination transactions in the audited consolidated financial statements of Brookfield Renewable for the year ended December 31, 2011 required the determination of fair value estimates at the date of the transaction on November 28, 2011 rather than the date assumed in the determination of the pro forma results of January 1, 2011. Capacity, long-term average and actual generation include facilities acquired or commissioned during the respective period ends. Long-term average and actual generation was calculated from the acquisition date or the commercial operation date, whichever is later.

See Item 5. “Operating and Financial Review and Prospects,” Item 8. “Financial Information” and Item 18. “Financial Statements”.

SUMMARY OF HISTORICAL CONSOLIDATED FINANCIAL AND OTHER INFORMATION

(MILLIONS, EXCEPT AS NOTED)	2013	2012	2011	2010	2009
Operational information(1):
Capacity (MW)	5,849	5,304	4,536	4,309	4,198
Long-term average generation (GWh)(2)	21,836	18,202	16,297	15,887	15,529
Actual generation (GWh)(2)	22,222	15,942	15,877	14,480	15,833
Average revenue ($ per MWh)	77	82	74	72	62
Selected Financial Information:
Revenues	$1,706	$1,309	$1,169	$1,045	$984
Adjusted EBITDA(3)	1,208	852	804	751	743
Funds from operations(3)	594	347	332	269	324
Adjusted funds from operations(3)	538	295	284	221	276
Net income (loss)	215	(95)	(451)	294	(580)
Distributions per share
Preferred equity(4)	1.18	1.27	1.34	1.03	-
Limited partners' equity(5)	1.45	1.38	0.34	-	-

(MILLIONS, EXCEPT AS NOTED)	2013	2012	2011	2010	2009
Balance sheet data:		Restated (6)
Property, plant and equipment, at fair value	$15,741	$15,702	$14,002	$12,260	$12,969
Equity-accounted investments	290	344	405	269	283
Total assets	16,977	16,925	15,708	13,874	14,836

Long-term debt and credit facilities	6,623	6,119	5,519	4,994	4,663
Deferred income tax liabilities	2,265	2,349	2,367	2,424	2,773
Total liabilities	9,441	9,117	8,524	8,701	9,813
Preferred equity	796	500	241	252	-
Participating non-controlling interests -
in operating subsidiaries	1,303	1,028	629	206	197
General partnership interest in a holding
subsidiary held by Brookfield	54	63	64	34	40
Participating non-controlling interests -
in a holding subsidiary - Redeemable
/Exchangeable units held by Brookfield	2,657	3,070	3,089	1,643	1,920
Limited partners' equity	2,726	3,147	3,161	1,683	1,967
Total liabilities and equity	16,977	16,925	15,708	13,874	14,836
Debt to total capitalization(7)	41%	38%	37%	40%	40%

(1)           Includes 100% of generation from equity-accounted investments.

(2)           For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(3)           Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures.”

(4)           Represents the weighted-average distribution to the Series 1, Series 3, Series 5 and Series 6 Shares.

(5)           Represents distributions per share to holders of Redeemable/Exchangeable Units, LP Units and general partnership interest.

(6)           Restated with the adoption of IAS 19R “Employee Benefits”.

(7)           Total capitalization is calculated as total debt plus deferred income tax liabilities, net of deferred income tax assets, and equity.

FINANCIAL REVIEW FOR THE YEARS ENDED DECEMBER 31, 2013 TO 2009

The following table reflects the Adjusted EBITDA, funds from operations, adjusted funds from operations and the reconciliation to net income (loss) for the years indicated:

(MILLIONS, EXCEPT AS NOTED)	2013	2012	2011	2010	2009
Generation (GWh) - LTA	21,836	18,202	16,297	15,887	15,529
Generation (GWh) - actual(1)	22,222	15,942	15,877	14,480	15,833
Revenues	$1,706	$1,309	$1,169	$1,045	$984
Other income	11	16	19	12	9
Share of cash earnings from
equity-accounted investments	21	13	23	22	29
Direct operating costs	(530)	(486)	(407)	(328)	(279)
Adjusted EBITDA(2)	1,208	852	804	751	743
Interest expense – borrowings	(410)	(411)	(411)	(404)	(348)
Management service costs	(41)	(36)	(1)	-	-
Current income taxes	(19)	(14)	(8)	(32)	(23)
Less: cash portion of non-controlling interests
Preferred equity	(37)	(16)	(13)	(10)	-
Participating non-controlling interests -
in operating subsidiaries	(107)	(28)	(39)	(36)	(48)
Funds from operations(2)	594	347	332	269	324
Less: sustaining capital expenditures(3)	(56)	(52)	(48)	(48)	(48)
Adjusted funds from operations(2)	538	295	284	221	276
Add: cash portion of non-controlling interests	144	44	52	46	48
Add: sustaining capital expenditures(3)	56	52	48	48	48
Other items:
Depreciation and amortization(4)	(535)	(483)	(468)	(446)	(321)
Unrealized financial instrument gain (loss)	37	(23)	(20)	584	(791)
Loss on Fund unit liability	-	-	(376)	(159)	(244)
Share of non-cash loss from
equity-accounted investments	(12)	(18)	(13)	(7)	(13)
Deferred income tax recovery	18	54	50	3	335
Other	(31)	(16)	(8)	4	82
Net income (loss)	$215	$(95)	$(451)	$294	$(580)

Net income (loss) attributable to:
Non-controlling interests
Preferred equity	$37	$16	$13	$10	$-
Participating non-controlling interests -
in operating subsidiaries	41	(40)	11	25	28
General partnership interest in a holding
subsidiary held by Brookfield	1	(1)	(5)	3	(6)
Participating non-controlling interests - in
a holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	67	(35)	(232)	127	(297)
Limited partners' equity	69	(35)	(238)	129	(305)

Basic and diluted earnings (loss) per LP Unit(5)	$0.52	$(0.26)	$(1.79)	$0.97	$(2.29)

(1)            Variations in generation are described under Item 5.A “Operating Results – Segmented Disclosures.”

(2)            Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures.”

(3)            Based on long-term capital expenditure plans.

(4)            See Note 2(f) - Change in accounting estimates in our audited consolidated financial statements concerning changes in estimates related to depreciation expense.

(5)            Average LP Units outstanding during the year totaled 132.9 million (2012: 132.9 million and 2011: 132.8 million).

NET INCOME, ADJUSTED EBITDA, FUNDS FROM OPERATIONS, AND ADJUSTED FUNDS FROM OPERATIONS ON A PRO FORMA BASIS

There are no differences in capacity, long-term average and actual generation since the pro forma results reflect the same portfolio of assets as are reflected in the historical table below. The following table presents unaudited pro forma condensed combined financial data for Brookfield Renewable giving effect to the Combination for the year ended December 31, 2011 as if the Combination had occurred as of January 1, 2011:

(MILLIONS, EXCEPT AS NOTED)
Generation (GWh) - LTA	16,297
Generation (GWh) - actual	15,877
Average revenue ($ per MWh)	82
Revenues	$1,309
Other income	19
Share of cash earnings from equity-accounted investments	23
Direct operating costs	(425)
Adjusted EBITDA(1)	926
Interest expense - borrowings	(411)
Management service costs	(22)
Current income taxes	(8)
Less: cash portion of non-controlling interests
Preferred equity	(13)
Participating non-controlling interests - in operating subsidiaries	(39)
Funds from operations(1)	433
Less: sustaining capital expenditures(2)	(48)
Adjusted funds from operations(1)	385
Add: cash portion of non-controlling interests	52
Add: sustaining capital expenditures(2)	48
Other items:
Depreciation and amortization	(464)
Share of non-cash loss from equity accounted investments	(13)
Deferred income tax (expense) recovery	60
Other	11
Net income	$79
Net income attributable to:
Non-controlling interests
Preferred equity	13
Participating non-controlling interests - in operating subsidiaries	11
Participating non-controlling interests - in a holding subsidiary -
Redeemable/Exchangeable units held by Brookfield	27
Limited partners' equity	28
Basic and diluted earnings per LP Unit(3)	$0.21

(1)            Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures.”

(2)            Based on long-term capital expenditure plans.

(3)            Average LP Units outstanding during the year totaled 132.8 million.

3.B              CAPITALIZATION AND INDEBTEDNESS

Not applicable.

3.C              REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

3.D              RISK FACTORS

You should carefully consider the following factors in addition to the other information set forth in this Form 20-F. If any of the following risks actually occur, our business, financial condition, results of operations and prospects could be adversely affected and the value of our LP Units would likely decline, and you could lose all or part of your investment.

Risks Related to BREP

BREP is a recently formed partnership with a limited operating history and the historical and pro forma financial information included in this Form 20-F does not reflect the financial condition or operating results we would have achieved during the periods presented, and therefore may not be a reliable indicator of our future financial performance.

BREP, which was formed on June 27, 2011 and acquired substantially all of its assets pursuant to the Combination in November 2011, has a limited operating history. Our lack of operating history will make it difficult for you to assess our ability to operate profitably and make distributions to LP Unitholders. Financial information for the periods prior to November 28, 2011 is presented based on the historical combined financial information for the contributed operations as previously reported by Brookfield. For the period after completion of the Combination, the results are based on the actual results of the new entity, BREP, including the adjustments associated with the Combination and the execution of several new and amended agreements, including PPAs and management service agreements.

BREP is not, and does not intend to become, regulated as an “investment company” under the Investment Company Act (and similar legislation in other jurisdictions) and if BREP was deemed an “investment company” under the Investment Company Act, applicable restrictions could make it impractical for us to operate as contemplated.

The Investment Company Act (and similar legislation in other jurisdictions) provides certain protections to investors and imposes certain restrictions on companies that are registered as investment companies. Among other things, such rules limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities and impose certain governance requirements. BREP has not been and does not intend to become regulated as an investment company and BREP intends to conduct its activities so it will not be deemed to be an investment company under the Investment Company Act (and similar legislation in other jurisdictions). In order to ensure that we are not deemed to be an investment company, we may be required to materially restrict or limit the scope of our operations or plans. We will be limited in the types of acquisitions that we may make, and we may need to modify our organizational structure or dispose of assets of which we would not otherwise dispose. Moreover, if anything were to happen, which would potentially cause BREP to be deemed an investment company under the Investment Company Act, it would be impractical for us to operate as intended. Agreements and arrangements between and among us and Brookfield would be impaired, the type and amount of acquisitions that we would be able to make as a principal would be limited, and our business, financial condition and results of operations would be materially adversely affected. Accordingly, we would be required to take extraordinary steps to address the situation, such as the amendment or termination of our Master Services Agreement, the restructuring of BREP and the Holding Entities, the amendment of the Amended and Restated Limited Partnership Agreement of BREP or the termination of BREP, any of which could materially adversely affect the value of our LP Units. In addition, if BREP were deemed to be an investment company under the Investment Company Act, it would be taxable as a corporation for U.S. federal income tax purposes, and such treatment could materially adversely affect the value of our LP Units.

BREP is a “foreign private issuer” under U.S. securities laws and is therefore subject to disclosure obligations different from requirements applicable to U.S. domestic registrants listed on the NYSE.

Although BREP is subject to the periodic reporting requirement of the Exchange Act, the periodic disclosure required of foreign private issuers under the Exchange Act is different from periodic disclosure required of U.S. domestic registrants. Therefore, there may be less publicly available information about BREP than is regularly published by or about other public companies in the United States. BREP is exempt from certain other sections of the Exchange Act to which U.S. domestic issuers are subject, including the requirement to provide our LP Unitholders with information statements or proxy statements that comply with the Exchange Act. In addition, insiders and large LP Unitholders of BREP are not obligated to file reports under Section 16 of the Exchange Act, and certain corporate governance rules that are imposed by the NYSE will be inapplicable to BREP.

We may be subject to the risks commonly associated with a separation of economic interest from control or the incurrence of debt at multiple levels within an organizational structure.

            Our ownership and organizational structure is similar to structures whereby one company controls another company which in turn holds controlling interests in other companies; thereby, the company at the top of the chain may control the company at the bottom of the chain even if its effective equity position in the bottom company is less than a controlling interest. Brookfield is the sole shareholder of the Managing General Partner and, as a result of such ownership of the Managing General Partner, Brookfield will be able to control the appointment and removal of the Managing General Partner’s directors and, accordingly, will exercise substantial influence over us. In turn, we often have a majority controlling interest or a significant influence in our investments. Even though Brookfield has an effective economic interest in our business of approximately 65% as a result of its ownership of our LP Units and the Redeemable/Exchangeable partnership units, over time Brookfield may reduce this economic interest while still maintaining its controlling interest, and, therefore, Brookfield may use its control rights in a manner that conflicts with the economic interests of our other LP Unitholders. For example, despite the fact that we have the Conflicts Policy in place, which addresses the requirement for independent approval and other requirements for transactions in which there is greater potential for a conflict of interest to arise, including transactions with affiliates of Brookfield, because Brookfield will be able to exert substantial influence over us, and, in turn, over our investments, there is a greater risk of transfer of assets of our investments at non-arm’s length values to Brookfield and its affiliates. In addition, debt incurred at multiple levels within the chain of control could exacerbate the separation of economic interest from controlling interest at such levels, thereby creating an incentive to leverage us and our investments. Any such increase in debt would also make us more sensitive to declines in revenues, increases in expenses and interest rates, and adverse market conditions. The servicing of any such debt would also reduce the amount of funds available to pay distributions to us and ultimately to our LP Unitholders.

Our failure to maintain effective internal controls could have a material adverse effect on our business in the future and the price of our LP Units.

Pursuant to Section 404 of the Sarbanes-Oxley Act, our management will be required to deliver a report that assesses the effectiveness of our internal controls over financial reporting and our independent registered public accounting firm will be required to deliver an attestation report on our management’s assessment of, and the operating effectiveness of, our internal controls over financial reporting in conjunction with their opinion on our audited consolidated financial statements. Any failure to maintain adequate internal controls over financial reporting or to implement required, new or improved controls, or difficulties encountered in their implementation, could cause us to report material weaknesses or other deficiencies in our internal controls over financial reporting and could result in a more than remote possibility of errors or misstatements in our consolidated financial statements that would be material. If we or our independent registered public accounting firm were to conclude that our internal controls over financial reporting were not effective, investors could lose confidence in our reported financial information and the price of our LP Units could decline. Our failure to achieve and maintain effective internal controls could have a material adverse effect on our business in the future, our access to the capital markets and investors’ perception of us. In addition, material weaknesses in our internal controls could require significant expense and management time to remediate.

Risks Related to Our Operations and the Renewable Power Industry

Changes to hydrology at our hydroelectric stations or in wind conditions at our wind energy facilities could materially adversely affect the volume of electricity generated.

The revenues generated by our facilities are proportional to the amount of electricity generated which in turn is dependent upon available water flows and wind conditions. Hydrology and wind conditions have natural variations from season to season and from year to year and may also change permanently because of climate change or other factors. A natural disaster could also impact water flows within the watersheds in which we operate. Water rights are also generally owned or controlled by governments that reserve the right to control water levels or may impose water-use requirements as a condition of license renewal. Wind energy is highly dependent on weather conditions and, in particular, on wind conditions. The profitability of a wind farm depends not only on observed wind conditions at the site, which are inherently variable, but also on whether observed wind conditions are consistent with assumptions made during the project development phase. A sustained decline in water flow at our hydroelectric stations or in wind conditions at our wind energy facilities could lead to a material adverse change in the volume of electricity generated, revenues and cash flow.

In Brazil, hydroelectric power generators have access to the MRE, which, within the limitation referred to below, stabilizes hydrology by assuring that all participant plants in the MRE receive a reference amount of electricity, approximating long-term average irrespective of the actual volume of energy generated whether above or below long-term average and substantially all our assets are part of that pool. In cases of nationwide drought, when the pool as a whole is in shortfall relative to the long-term average, an asset can expect to share the nationwide shortfall pro-rata with the rest of the pool. In addition, specific rules provide the minimum percentages of the reference amount of electricity that must be actually generated each year for assuring participation in the MRE. The energy reference amount is assessed yearly according to the criteria of such regulation, and can be adjusted positively or negatively. If the MRE is terminated or changed, or the Brookfield Renewable reference amount is revised, Brookfield Renewable’s financial results would be exposed to variations in hydrology in Brazil.

Counterparties to our contracts may not fulfill their obligations and, as our contracts expire, we may not be able to replace them with agreements on similar terms.

A significant portion of the power we generate is sold under long-term PPAs with Brookfield, public utilities or industrial or commercial end-users, some of whom may not be rated by any rating agency. For example, as at December 31, 2013 approximately 37% of our annual sales were with Brookfield entities which are not rated and whose obligations are not guaranteed by Brookfield Asset Management. If, for any reason, any of the purchasers of power under such PPAs, including Brookfield, are unable or unwilling to fulfill their contractual obligations under the relevant PPA or if they refuse to accept delivery of power pursuant to the relevant PPA, our assets, liabilities, business, financial condition, results of operations and cash flow could be materially and adversely affected as we may not be able to replace the agreement with an agreement on equivalent terms and conditions. External events, such as a severe economic downturn, could impair the ability of some counterparties to the PPAs or some end use customers to pay for electricity received.

Certain portions of our hydroelectric portfolio will be subject to re-contracting in the future. We cannot provide any assurance that we will be able to re-negotiate these contracts once their terms expire, and even if we are able to do so, we cannot provide any assurance that we will be able to obtain the same prices or terms we currently receive. If we are unable to renegotiate these contracts, or unable to receive prices at least equal to the current prices we receive, our business, financial condition, results of operation and prospects could be adversely affected.

Conversely, a significant percentage of our sales will be made by facilities subject to indefinite term contracts with Brookfield (taking into account its rights of renewal) at fixed prices per MWh of our electricity sold. Accordingly, with respect to those facilities, our ability to realize improved revenues due to increases in market prices for renewable power may be limited.

Increases in water rental costs (or similar fees) or changes to the regulation of water supply may impose additional obligations on Brookfield Renewable.

Water rights are generally owned or controlled by governments that reserve the right to control water levels or may impose water-use requirements as a condition of license renewal that differ from those arrangements in place today. We are required to make rental payments and pay property taxes for water rights or pay similar fees for use of water once our hydroelectric projects are in commercial operation. Significant increases in water rental costs or similar fees in the future or changes in the way that governments regulate water supply could have a material adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow.

Supply and demand in the energy market, including the non-renewable energy market, is volatile and such volatility could have an adverse impact on electricity prices and a material adverse effect on Brookfield Renewable assets, liabilities, business, financial condition, results of operations and cash flow.

A portion of Brookfield Renewable’s revenues are tied, either directly or indirectly, to the wholesale market price for electricity in the markets in which Brookfield Renewable operates. Wholesale market electricity prices are impacted by a number of factors including: the price of fuel (for example, natural gas) that is used to generate other sources of electricity; the management of generation and the amount of excess generating capacity relative to load in a particular market; the cost of controlling emissions of pollution, including potentially the cost of carbon; the structure of the market; and weather conditions that impact electrical load. More generally, there is uncertainty surrounding the trend in electricity demand growth, which is greatly influenced by macroeconomic conditions, by absolute and relative energy prices, and by developments in energy conservation and demand-side management. Correspondingly, from a supply perspective, there are uncertainties associated with the timing of generating plant retirements – in part driven by environmental regulations – and with the scale, pace and structure of replacement capacity, again reflecting a complex interaction of economic and political pressures and environmental preferences. This volatility and uncertainty in the energy market, including the non-renewable energy market, could have a material adverse effect on Brookfield Renewable’s assets, liabilities, business, financial condition, results of operations and cash flow.

Our operations are highly regulated and may be exposed to increased regulation which could result in additional costs to Brookfield Renewable.

Our generation assets are subject to extensive regulation by various government agencies and regulatory bodies in different countries at the federal, regional, state, provincial and local level. As legal requirements frequently change and are subject to interpretation and discretion, we may be unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. Any new law, rule or regulation could require additional expenditure to achieve or maintain compliance or could adversely impact our ability to generate and deliver energy. Also, operations that are not currently regulated may become subject to regulation which could result in additional cost to our business. Further, changes in wholesale market structures or rules, such as generation curtailment requirements or limitations to access the power grid, could have a material adverse effect on our ability to generate revenues from our facilities. In particular, Brazil’s proposed electricity sector measures adopted in 2012 could have a negative impact on power prices in Brazil.

There is a risk that our concessions and licenses will not be renewed.

We hold concessions and licenses and we have rights to operate our facilities which generally include rights to the land and water required for power generation. We expect that our rights and/or our licenses will be renewed by the applicable regulatory bodies in each country. However, if these regulatory bodies do not grant us renewal rights, or if they decide to renew our concessions and licenses, as the case may be, under conditions which would impose additional costs, or if additional restrictions such as setting a price ceiling for energy sales, our profitability and operational activity could be adversely impacted.

The cost of operating our plants could increase for reasons beyond our control.

While we currently maintain a low and competitive cost position, there is a risk that increases in our cost structure that are beyond our control could materially adversely impact our financial performance. Examples of such costs include compliance with new conditions imposed during the relicensing process, municipal property taxes, water rental fees and the cost of procuring materials and services required for our maintenance activities.

We may fail to comply with the conditions in, or may not be able to maintain, our governmental permits.

Our generation assets and construction projects are required to comply with numerous federal, regional, state, provincial and local statutory and regulatory standards and to maintain numerous licenses, permits and governmental approvals required for operation. Some of the licenses, permits and governmental approvals that have been issued to our operations contain conditions and restrictions, or may have limited terms. If we fail to satisfy the conditions or comply with the restrictions imposed by our licenses, permits and governmental approvals, or the restrictions imposed by any statutory or regulatory requirements, we may become subject to regulatory enforcement action and the operation of the assets could be adversely affected or be subject to fines, penalties or additional costs or revocation of regulatory approvals, permits or licenses. In addition, we may not be able to renew, maintain or obtain all necessary licenses, permits and governmental approvals required for the continued operation or further development of our projects, as a result of which the operation or development of our assets may be limited or suspended. Our failure to renew, maintain or obtain all necessary licenses, permits or governmental approvals may have a material adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow.

We may experience equipment failure.

Our generation assets may not continue to perform as they have in the past and there is a risk of equipment failure due to wear and tear, latent defect, design error, operator error, or early obsolescence, among other things, which could have a material adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow. In particular, wind generation turbines are less commercially proven than hydroelectric assets and have shorter lifespans.

The occurrence of dam failures could result in a loss of generating capacity and repairing such failures could require us to expend significant amounts of capital and other resources.

The occurrence of dam failures at any of our hydroelectric generating stations or the occurrence of dam failures at other generating stations or dams operated by third parties whether upstream or downstream of our hydroelectric generating stations could result in a loss of generating capacity and repairing such failures could require us to expend significant amounts of capital and other resources. Such failures could result in damage to the environment or damages and harm to third parties or the public, which could expose us to significant liability.

We may be exposed to force majeure events.

The occurrence of a significant event that disrupts the ability of our generation assets to produce or sell power for an extended period, including events which preclude existing customers from purchasing electricity, could have a material adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow. In addition, force majeure events affecting our assets could result in damage to the environment or harm to third parties or the public, which could expose us to significant liability. Our generation assets could be exposed to effects of severe weather conditions, natural disasters and potentially catastrophic events such as a major accident or incident. An assault or an action of malicious destruction, sabotage or terrorism committed on our generation assets could also disrupt our ability to generate or sell power. In certain cases, there is the potential that some events may not excuse Brookfield Renewable from performing its obligations pursuant to agreements with third parties. Brookfield Renewable may be liable for damages or suffer further losses as a result. In addition, many of our generation assets are located in remote areas which may make access for repair of damage difficult.

We may be exposed to uninsurable losses.

While we maintain insurance coverage, such insurance may not continue to be offered on an economically feasible basis and may not cover all events that could give rise to a loss or claim involving our assets or operations. If our insurance coverage is not adequate and we are forced to bear such losses or claims, our financial position could be materially and adversely affected.

We are subject to foreign currency risk which may adversely affect the performance of our operations.

A significant portion of our current operations are in countries where the U.S. dollar is not the functional currency. These operations pay distributions in currencies other than the U.S. dollar, which we must convert to U.S. dollars prior to making distributions. A significant depreciation in the value of such foreign currencies or measures which may be introduced by foreign governments to control inflation or deflation may have a material adverse effect on our business, financial condition, results of operations and cash flows.

The ability to deliver electricity to our various counterparties requires the availability of and access to interconnection facilities and transmission systems.

Our ability to sell electricity is impacted by the availability of, and access to, the various transmission systems to deliver power to its contractual delivery point and the arrangements and facilities for interconnecting the generation projects to the transmission systems. The absence of this availability and access, our inability to obtain reasonable terms and conditions for interconnection and transmission agreements, the operational failure of existing interconnection facilities or transmission facilities, the lack of adequate capacity on such interconnection or transmission facilities, may have a material adverse effect on our ability to deliver electricity to our various counterparties or the requirement of counterparties to accept and pay for energy delivery, which could materially and adversely affect our assets, liabilities, business, financial condition, results of operations and cash flow.

Our operations are exposed to health, safety, security and environmental risks.

The ownership, construction and operation of our generation assets carry an inherent risk of liability related to public safety, health, safety, security and the environment, including the risk of government imposed orders to remedy unsafe conditions and/or to remediate or otherwise address environmental contamination or damage. We could also be exposed to potential penalties for contravention of health, safety, security and environmental laws and potential civil liability. In the ordinary course of business we incur capital and operating expenditures to comply with health, safety, security and environmental laws to obtain and comply with licenses, permits and other approvals and to assess and manage related risks. The costs to comply with these laws (and any future laws or amendments enacted) may increase over time and result in additional material expenditures. We may become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to health, safety, security and environmental matters as a result of which our operations may be limited or suspended. The occurrence of any of these events or any changes, additions to or more rigorous enforcement of health, safety, security and environmental laws could have a material and adverse impact on operations and result in additional material expenditures. Additional environmental, health and safety issues relating to presently known or unknown matters may require unanticipated expenditures, or result in fines, penalties or other consequences (including changes to operations) that may be material and adverse to our business and results of operations.

Our renewable power business may be involved in disputes, governmental and regulatory investigations and possible litigation.

In the normal course of our operations, Brookfield Renewable may become involved in various legal actions that could expose it to significant liability for damages. The outcome with respect to outstanding, pending or future actions cannot be predicted with certainty and may be adverse to us and as a result could have a material adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow. We may be subject to governmental or regulatory investigations at any given time. Governmental and regulatory investigations, regardless of their outcome, could be costly, divert management attention, or damage our reputation. In particular, there has been increasing global focus on the implementation and enforcement of anti-bribery and anti-corruption legislation by various governmental agencies, including the SEC and Department of Justice in the U.S.  The unfavourable resolution of any governmental or regulatory investigation could result in criminal liability, fines, penalties or other monetary or non-monetary remedies and could materially affect our business or results of operations. There can be no assurance that we will not, from time to time, be subject to inquiries and investigations from governmental agencies.

The operation of our generating facilities could be affected by local communities.

We may become impacted by the interests of local communities and stakeholders, including in some cases, First Nations and other aboriginal peoples, that affect the operation of our facilities. Certain of these communities may have or may develop interests or objectives which are different from or even in conflict with our objectives, including the use of our project lands and waterways near our facilities. Any such differences could have a negative impact on the successful operation of our facilities. As well, disputes surrounding, and settlements of, Aboriginal land claims regarding lands on or near which our generating assets reside could interfere with operations and/or result in additional operating costs or restrictions.

We may suffer a significant loss resulting from fraud, bribery, corruption, other illegal acts, inadequate or failed internal processes or systems, or from external events.

We may suffer a significant loss resulting from fraud, bribery, corruption, other illegal acts, inadequate or failed internal processes or systems, or from external events, such as the occurrence of disasters or security threats affecting our ability to operate. We operate in different markets and rely on our employees to follow our policies and processes as well as applicable laws in their activities. Risk of illegal acts or failed systems is managed through our infrastructure, controls, systems and people, complemented by central groups focusing on enterprise-wide management of specific operational risks such as fraud, trading, outsourcing, and business disruption, as well as personnel and systems risks. Specific programs, policies, standards and methodologies have been developed to support the management of these risks. These risks can result in direct or indirect financial loss, reputational impact or regulatory censure.

We rely on computerized business systems.

Our business places significant reliance on information technology. In addition, our business also relies upon telecommunication services to remotely monitor and control our assets and interface with regulatory agencies, wholesale power markets and customers. The information and embedded systems of key business partners and regulatory agencies are also important to our operations. In light of this, we may be subject to cybersecurity risks or other breaches of information technology security. A breach of our cyber/data security measures or the failure or malfunction of any of our computerized business systems, associated backup or data storage systems for a significant time period could have a material adverse effect on our business operations, financial reporting, financial condition and results of operations.

There are general industry risks associated with operating in the North American and Brazilian power market sectors.

We operate in the North American and Brazilian power market sectors, which are affected by competition, price, supply of and demand for power, the location of import/export transmission lines and overall political, economic and social conditions and policies. A general and extended decline in the North American or Brazilian economy or sustained conservation efforts to reduce electricity consumption could have the effect of reducing demand for electric energy over time, which, for example, occurred during the recent recession.

Advances in technology could impair or eliminate the competitive advantage of our projects.

            There are other alternative technologies that can produce renewable power, such as fuel cells, microturbines and photovoltaic (solar) cells. These alternative technologies currently produce electricity at a higher average price than our generation facilities; however, research and development activities are ongoing to seek improvements in such alternative technologies and their cost of producing electricity is gradually declining. Additionally, research and developments activities are ongoing to seek improvements and reductions in carbon emissions from fossil fuel generation. It is possible that advances will further reduce the cost of alternative methods of power generation. If this were to happen, the competitive advantage of our projects may be significantly impaired or eliminated and our assets, liabilities, business, financial condition, results of operations and cash flow could be materially and adversely affected as a result.

There can be no guarantee that newly developed technologies that we invest in will perform as anticipated.

We may invest in and use newly developed, less proven, technologies in our development projects or in maintaining or enhancing our existing assets. There is no guarantee that such new technologies will perform as anticipated. The failure of a new technology to perform as anticipated may materially and adversely affect the profitability of a particular development project.

Performance of our Operating Entities may be harmed by future labor disruptions and economically unfavorable collective bargaining agreements.

Certain of BREP’s subsidiaries are parties to collective agreements that expire periodically and those subsidiaries may not be able to renew their collective agreements without a labor disruption or without agreeing to significant increases in cost. In the event of a labor disruption such as a strike or lock-out, the ability of our generation assets to generate electricity may be impaired. Our results from operations and cash flow could be materially and adversely affected as a result.

Risks Related to Financing

Our ability to finance our operations is subject to various risks relating to the state of the capital markets.

Brookfield Renewable has corporate debt and limited recourse project level debt, the majority of which is non-recourse to BREP, which will need to be replaced from time to time. Brookfield Renewable’s financings may contain conditions that limit its ability to repay indebtedness prior to maturity without incurring penalties, which may limit its capital markets flexibility. Refinancing risk includes, among other factors, dependence on continued operating performance of Brookfield Renewable’s assets, future electricity market prices, future capital markets conditions, the level of future interest rates and investors’ assessment of BREP’s credit risk at such time. In addition, certain of our financings are, and future financings may be, exposed to floating interest rate risks, and if interest rates increase, an increased proportion of our cash flow may be required to service indebtedness. Future acquisitions, development and construction of new facilities and other capital expenditures will be financed out of cash generated from our operations, borrowings and possible future sales of equity. Our ability to obtain financing to finance our growth is dependent on, among other factors, the overall state of the capital markets, continued operating performance of our assets, future electricity market prices, the level of future interest rates and investors’ assessment of our credit risk at such time, and investor appetite for investments in renewable energy and infrastructure assets in general and in Brookfield Renewable’s securities in particular. To the extent that external sources of capital become limited or unavailable or available on onerous terms, our ability to make necessary capital investments to construct new or maintain existing facilities will be impaired, and as a result, our business, financial condition, results of operations and prospects may be materially and adversely affected.

We are subject to operating and financial restrictions through covenants in our loan, debt and security agreements.

BREP, BRELP and its subsidiaries are or will in the future be subject to operating and financial restrictions through covenants in our loan, debt and security agreements. These restrictions prohibit or limit our ability to, among other things, incur additional debt, provide guarantees for indebtedness, create liens, dispose of assets, liquidate, dissolve, amalgamate, consolidate or effect corporate or capital reorganizations, declare distributions, issue equity interests, and create subsidiaries. A financial covenant in our bonds and in our corporate bank credit facilities limits our overall indebtedness to a percentage of total capitalization, a restriction which may limit our ability to obtain additional financing, withstand downturns in our business and take advantage of business and development opportunities. If we breach our covenants, our credit facilities may be terminated or come due and such event may cause our credit rating to deteriorate and subject Brookfield Renewable to higher interest and financing costs. We may also be required to seek additional debt financing on terms that include more restrictive covenants, require repayment on an accelerated schedule or impose other obligations that limit our ability to grow our business, acquire needed assets or take other actions that we might otherwise consider appropriate or desirable.

Changes in our credit ratings may have an adverse effect on our financial position and ability to raise capital.

The credit rating assigned to BREP or any of our subsidiaries’ debt securities may not remain in effect for any given period of time. A rating may be changed or withdrawn entirely by the relevant rating agency. A lowering or withdrawal of such ratings may have an adverse effect on our financial position and ability to raise capital.

Risks Related to Our Growth Strategy

Government regulations providing incentives for renewable energy could change at any time.

Development of renewable energy sources and the overall growth of the renewable energy industry are dependent on state or provincial, national and international policies in support of such development. In particular, Canada and the United States, two of our principal markets, and their respective provinces and states, have pursued for several years, and in many cases continue to pursue, policies of active support for renewable energy. In Brazil, SHPPs benefit from a special discount for the use of the transmission and distribution system which enables them to secure higher electricity prices in the market. Policies which incentivize the development of renewables include renewable energy purchase obligations imposed on local service entities, tax incentives, including investment tax credits, production tax credits and accelerated depreciation and direct subsidies.

The attractiveness of renewable energy to purchasers, as well as the economic return available to project sponsors, is often dependent on the cost of fossil fuels as well as the level of incentives available, and the availability of such incentives is uncertain. There is a risk that government regulations providing incentives for renewable energy or increasing emission standards or other environmental regulation of traditional thermal coal-fired generation could change at any time in a manner not dissimilar from Canada’s decision to lower emission reduction targets following withdrawal from the Kyoto Protocol to the United Nations Framework Convention on Climate Change. Any such change may impact the competitiveness of renewable energy generally and the economic value and ability to develop our projects in particular. In addition, some of these incentives are subject to sunset provisions which mean they will expire unless renewed. The budget difficulties facing many governments create greater challenges and uncertainty in getting incentives renewed. In addition, even if incentives are renewed prior to their expiration, uncertainty regarding renewal can create substantial risks and delays for developers of renewable power projects. As a result, we may face reduced ability to develop our project pipeline and realize our development growth objectives. We may also suffer material write-offs of development assets as a result.

We may be unable to identify sufficient investment opportunities and complete transactions as planned.

Our strategy for building LP Unitholder value is to seek to acquire or develop high-quality assets and businesses that generate sustainable and increasing cash flows, with the objective of achieving appropriate risk-adjusted returns on our invested capital over the long-term. However, there is no certainty that we will be able to find sufficient investment opportunities and complete transactions that meet our investment criteria. Our investment criteria consider, among other things, the financial, operating, governance and strategic merits of a proposed acquisition and, as such, there is no certainty that we will be able to acquire or develop additional high-quality assets at attractive prices to continue growing our business. Competition for assets is significant and competition from other well-capitalized investors or companies may significantly increase the purchase price or prevent us from completing an acquisition. Further, our growth initiatives are subject to a number of closing conditions, including, as applicable, third party consents, regulatory approvals (including competition authority) and other third party approvals that are beyond our control and may not be satisfied. If all or some of the growth initiatives are unable to be completed on the terms agreed, we may need to delay the acquisitions or terminate the acquisitions altogether.

Future growth of our portfolio may subject us to additional risks and the expected benefits of our transactions may not materialize.

Our strategy is to continue to expand our business through acquisitions and developments. If we are not able to complete our growth initiatives as expected in whole or in part, we may not be able to identify alternative investments that are of a comparable quality to the those contemplated in the growth initiatives, in a timely manner, or at all. In addition, if the returns are lower than the returns anticipated from new acquisitions or projects, we may not be able to achieve growth in our distributions in line with our stated goals and the market value of our LP Units may decline. Further, acquisitions involve risks that could materially and adversely affect our business, including risks related to the integration of the assets or businesses and integration or retention of personnel relating to the acquired assets or companies and the inability to achieve potential synergies. In addition, liabilities may exist that Brookfield Renewable does not discover in its due diligence prior to the consummation of an acquisition, or circumstances may exist with respect to the entities or assets acquired that could lead to future liabilities and, in each case, Brookfield Renewable may not be entitled to sufficient, or any, recourse against the vendors or contractual counterparties to an acquisition agreement. The discovery of any material liabilities subsequent to an acquisition, as well as the failure of a new acquisition to perform according to expectations, could have a material adverse effect on Brookfield Renewable’s assets, liabilities, business, financial condition, results of operations and cash flow.

There are several factors which may affect our ability to develop existing sites and find new sites suitable for the development of greenfield power projects.

Our ability to realize our greenfield development growth plans is dependent on our ability to develop existing sites and find new sites suitable for development into viable projects. Ability to maintain a development permit often requires specific development steps to be undertaken. Successful development of greenfield power projects, whether hydroelectric or wind, is typically dependent on a number of factors, including the ability to secure an attractive site on reasonable terms; the ability to measure resource availability at levels deemed economically attractive for continued project development; the ability to secure approvals, licenses and permits; the acceptance of local stakeholders, including in some cases, First Nations and other aboriginal peoples, of proposed developments; the ability to secure transmission interconnection access or agreements; and the ability to secure a long-term PPA or other sales contract on reasonable terms. Each of these factors can be critical in determining whether or not a particular development project might ultimately be suitable for construction. Failure to achieve any one of these elements may prevent the development and construction of a project. When this occurs we may lose all of our investment in development expenditures and may be required to write-off project development assets.

The development of our generating facilities is subject to various construction risks and risks associated with the various types of arrangements we enter into with communities and joint venture partners.

Our ability to develop an economically successful project is dependent on, among other things, our ability to construct a particular project on-time and on-budget. The construction and development of generating facilities is subject to various environmental, engineering and construction risks that could result in cost-overruns, delays and reduced performance. A number of factors that could cause such delays, cost over-runs or reduced performance include, but are not limited to, permitting delays, changing engineering and design requirements, the costs of construction, the performance and necessary experience of contractors, labor disruptions and inclement weather. In addition, we enter into various types of arrangements with communities and joint venture partners, including in some cases, First Nations and other aboriginal peoples, for the development of projects. Certain of these communities and partners may have or may develop interests or objectives which are different from or even in conflict with our objectives. Any such differences could have a negative impact on the success of our projects.

Brookfield has no obligation to source acquisition opportunities for us and we may not have access to all renewable power acquisitions that Brookfield identifies.

Our ability to grow through acquisitions depends on Brookfield’s ability to identify and present us with acquisition opportunities. Brookfield established BREP to hold and acquire renewable power generating operations or developments on a global basis. However, Brookfield has no obligation to source acquisition opportunities specifically for us. In addition, Brookfield has not agreed to commit to us any minimum level of dedicated resources for the pursuit of renewable power-related acquisitions. There are a number of factors which could materially and adversely impact the extent to which suitable acquisition opportunities are made available from Brookfield, for example:

•         it is an integral part of Brookfield’s (and our) strategy to pursue the acquisition or development of renewable power assets through consortium arrangements with institutional investors, strategic partners or financial sponsors and to form partnerships to pursue such acquisitions on a specialized or global basis. Although Brookfield has agreed with us that it will not enter any such arrangements that are suitable for us without giving us an opportunity to participate in them, there is no minimum level of participation to which we will be entitled;

•         the same professionals within Brookfield’s organization that are involved in acquisitions that are suitable for us are responsible for the consortiums and partnerships referred to above, as well as having other responsibilities within Brookfield’s broader asset management business. Limits on the availability of such individuals will likewise result in a limitation on the availability of acquisition opportunities for us;

•         Brookfield will only recommend acquisition opportunities that it believes are suitable for us. Our focus is on assets where we believe that our operations-oriented approach can be deployed to create value. Accordingly, opportunities where Brookfield cannot play an active role in influencing the underlying operating company or managing the underlying assets may not be suitable for us, even though they may be attractive from a purely financial perspective. Legal, regulatory, tax and other commercial considerations will likewise be an important consideration in determining whether an opportunity is suitable and could limit our ability to participate in these certain investments;

•         in addition to structural limitations, the question of whether a particular acquisition is suitable is highly subjective and is dependent on a number of factors including an assessment by Brookfield relating to our liquidity position at the time, the risk profile of the opportunity, its fit with the balance of our then current operations and other factors. If Brookfield determines that an opportunity is not suitable for us, it may still pursue such opportunity on its own behalf, or on behalf of a Brookfield sponsored partnership or consortium.

In making these determinations, Brookfield may be influenced by factors that result in a misalignment or conflict of interest. See Item 7.B “Related Party Transactions — Conflicts of Interest and Fiduciary Duties”.

We do not have control over all our operations.

We have structured some of our operations as joint ventures, partnerships and consortium arrangements. An integral part of our strategy is to participate with institutional investors in Brookfield sponsored or co-sponsored consortiums for single asset acquisitions and as a partner in or alongside Brookfield sponsored or co-sponsored partnerships that target acquisitions that suit our profile. These arrangements are driven by the magnitude of capital required to complete acquisitions of renewable assets and other industry-wide trends that we believe will continue. Such arrangements involve risks not present where a third party is not involved, including the possibility that partners or co-venturers might become bankrupt or otherwise fail to fund their share of required capital contributions. Additionally, partners or co-venturers might at any time have economic or other business interests or goals different from Brookfield Renewable and Brookfield.

Joint ventures, partnerships and consortium investments generally provide for a reduced level of control over an acquired company because governance rights are shared with others. Accordingly, decisions relating to the underlying operations, including decisions relating to the management and operation and the timing and nature of any exit, are often made by a majority vote of the investors or by separate agreements that are reached with respect to individual decisions. In addition, such operations may be subject to the risk that the company may make business, financial or management decisions with which we do not agree or the management of the company may take risks or otherwise act in a manner that does not serve our interests. Because we may not have the ability to exercise control over such operations, we may not be able to realize some or all of the benefits that we believe will be created from

Brookfield’s involvement. If any of the foregoing were to occur, our financial condition and results of operations could suffer as a result.

In addition, all of our current operations with less than 100% ownership are structured joint ventures, partnerships, consortium arrangements or leasehold interests. The sale or transfer of interests in some of these operations are subject to rights of first refusal or first offer, tag along rights or drag along rights and some agreements in these operations provide for buy-sell or similar arrangements. Such rights may be triggered at a time when we may not want them to be exercised and such rights may inhibit our ability to sell our interest in an entity within the desired time frame or on any other desired basis. In addition, the operations are also all subject to pre-emptive or default rights which may lead to the joint venture or third parties compulsorily acquiring assets from the joint venture.

We may be required to issue equity or debt for future acquisitions and developments and our ability to do so will be dependent on the overall state of the capital markets.

Future acquisitions and developments, construction of new facilities and other capital expenditures will be financed out of cash generated from our operations, borrowings and possible future sales of equity. As such, financing our growth may depend on raising additional equity and/or debt capital. Our ability to do so is dependent on, among other factors, our credit rating, the overall state of the capital markets and investor appetite for investments in renewable energy assets in general and our securities in particular.

We may pursue acquisitions in new markets that are subject to foreign laws or regulation that are more onerous than the laws and regulations we are currently subject to.

We may pursue acquisitions in new markets that are subject to regulation by various foreign governments and regulatory authorities and to the application of foreign laws. Such foreign laws or regulations may not provide for the same type of legal certainty and rights, in connection with our contractual relationships in such countries, as are afforded to our projects in Canada, the United States and Brazil, which may adversely affect our ability to receive revenues or enforce our rights in connection with our foreign operations. In addition, the laws and regulations of some countries may limit our ability to hold a majority interest in some of the projects that we may develop or acquire, thus limiting our ability to control the development, construction and operation of such projects. Any existing or new operations may also be subject to significant political, economic and financial risks, which vary by country, and may include:

•         changes in government policies or personnel;

•         changes in general economic conditions;

•         restrictions on currency transfer or convertibility;

•         changes in labor relations;

•         political instability and civil unrest;

•         regulatory or other changes in the local electricity market; and

•         breach or repudiation of important contractual undertakings by governmental entities and expropriation and confiscation of assets and facilities for less than fair market value.

Risks Related to Our Relationship with Brookfield

Brookfield will exercise substantial influence over Brookfield Renewable and we are highly dependent on the Service Provider.

A subsidiary of Brookfield Asset Management is the sole shareholder of the Managing General Partner. As a result of its ownership of the Managing General Partner, Brookfield will be able to control the appointment and removal of the Managing General Partner’s directors and, accordingly, exercise substantial influence over Brookfield Renewable. In addition, BREP holds its interest in the Operating Entities indirectly and will hold any future acquisitions indirectly through BRELP, the general partner of which is indirectly owned by Brookfield. As BREP’s only substantial asset is the limited partnership interests that it holds in BRELP, except future rights under the Voting Agreement, BREP will not have a right to participate directly in the management or activities of BRELP or the Holding Entities, including with respect to the making of decisions (although it will have the right to remove and replace the BRELP GP LP).

BREP and BRELP depend on the management and administration services provided by or under the direction of the Service Provider under our Master Services Agreement. Brookfield personnel and support staff that provide services to us under our Master Services Agreement are not required to have as their primary responsibility the management and administration of BREP or BRELP or to act exclusively for either of us and our Master Services Agreement does not require any specific individuals to be provided by Brookfield or BREP. Any failure to effectively manage our current operations or to implement our strategy could have a material adverse effect on our business, financial condition and results of operations. Our Master Services Agreement continues in perpetuity, until terminated in accordance with its terms.

The departure of some or all of Brookfield’s professionals could prevent us from achieving our objectives.

We will depend on the diligence, skill and business contacts of Brookfield’s professionals and the information and opportunities they generate during the normal course of their activities. Our future success will depend on the continued service of these individuals, who are not obligated to remain employed with Brookfield. Brookfield has experienced departures of key professionals in the past and may do so in the future, and we cannot predict the impact that any such departures will have on our ability to achieve our objectives. The departure of a significant number of Brookfield’s professionals for any reason, or the failure to appoint qualified or effective successors in the event of such departures, could have a material adverse effect on our ability to achieve our objectives. The Amended and Restated Limited Partnership Agreement of BREP and our Master Services Agreement do not require Brookfield to maintain the employment of any of its professionals or to cause any particular professionals to provide services to us or on our behalf.

The role and ownership of Brookfield may change.

Our arrangements with Brookfield do not require Brookfield to maintain any ownership level in BREP or in BRELP. Accordingly, the Managing General Partner may transfer its general partnership interest to a third party, including in a merger or consolidation or in a transfer of all or substantially all of its assets, without the consent of our LP Unitholders provided the transferee is an affiliate of the BRELP General Partner. In addition, Brookfield may sell or transfer all or part of its interests in the Service Provider or in the Managing General Partner, in each case, without the approval of our LP Unitholders. If a new owner were to acquire ownership of the Managing General Partner and to appoint new directors or officers of its own choosing, it would be able to exercise substantial influence over Brookfield Renewable’s policies and procedures and exercise substantial influence over our management and the types of acquisitions that we make. Such changes could result in Brookfield Renewable’s capital being used to make acquisitions in which Brookfield has no involvement or in making acquisitions that are substantially different from our targeted acquisitions. Additionally, BREP cannot predict with any certainty the effect that any transfer in the ownership of the Managing General Partner would have on the trading price of our LP Units or Brookfield Renewable’s ability to raise capital or make investments in the future, because such matters would depend to a large extent on the identity of the new owner and the new owner’s intentions with regard to BREP. As a result, the future of BREP would be uncertain and Brookfield Renewable’s business, financial condition and results of operations may suffer.

Brookfield is not necessarily required to act in the best interests of the Service Recipients, Brookfield Renewable or our LP Unitholders.

Our Master Services Agreement and our other arrangements with Brookfield do not impose any duty on the Service Provider to act in the best interest of the Service Recipients, and the Service Provider is not prohibited from engaging in other business activities that compete with the Service Recipients. Additionally, the Managing General Partner, the general partner of BRELP, the Service Provider and their affiliates will have access to material confidential information. Although some of these entities will be subject to confidentiality obligations pursuant to confidentiality agreements or pursuant to implied duties of confidence, none of the Amended and Restated Limited Partnership Agreement of BREP, the Amended and Restated Limited Partnership Agreement of BRELP nor our Master Services Agreement contains general confidentiality provisions. See Item 7.B “Related Party Transactions — Conflicts of Interest and Fiduciary Duties”.

Our Master Services Agreement and our other arrangements with Brookfield do not impose on Brookfield any fiduciary duties to act in the best interests of our LP Unitholders.

Our Master Services Agreement and our other arrangements with Brookfield do not impose on Brookfield any duty (statutory or otherwise) to act in the best interests of the Service Recipients, nor do they impose other duties that are fiduciary in nature. As a result, the Managing General Partner, a wholly-owned subsidiary of Brookfield Asset Management, in its capacity as our general partner, will have sole authority to enforce the terms of such agreements and to consent to any waiver, modification or amendment of their provisions in accordance with our conflicts policy.

            The Bermuda Limited Partnership Act of 1883, under which BREP and BRELP were established, does not impose statutory fiduciary duties on a general partner of a limited partnership in the same manner that corporate statutes, such as the Canada  Business Corporations Act and the Delaware Revised Uniform Limited Partnership Act, impose fiduciary duties on directors of a corporation. In general, under applicable Bermudian legislation, a general partner has certain limited duties to its limited partners, such as the duty to render accounts, account for private profits and not compete with the partnership in business. In addition, Bermuda common law recognizes that a general partner owes a duty of utmost good faith to its limited partners. These duties are, in most respects, similar to duties imposed on a general partner of a limited partnership under U.S. and Canadian law. However, to the extent that the Managing General Partner and BRELP GP LP owe any fiduciary duties to Brookfield Renewable and our LP Unitholders, these duties have been modified pursuant to the Amended and Restated Limited Partnership Agreement of BREP and the Amended and Restated Limited Partnership Agreement of BRELP as a matter of contract law. We have been advised by Bermuda counsel that such modifications are not prohibited under Bermuda law, subject to typical qualifications as to enforceability of contractual provisions, such as the application of general equitable principles. This is similar to Delaware law which expressly permits modifications to the fiduciary duties owed to partners, other than an implied contractual covenant of good faith and fair dealing.

The Amended and Restated Limited Partnership Agreement of BREP and the Amended and Restated Limited Partnership Agreement of BRELP contain various provisions that modify the fiduciary duties that might otherwise be owed to Brookfield Renewable and our LP Unitholders, including when conflicts of interest arise. For example, the agreements provide that the Managing General Partner, the BRELP General Partner and their affiliates do not have any obligation under the Amended and Restated Limited Partnership Agreements of BREP or the Amended and Restated Limited Partnership Agreement of BRELP, or as a result of any duties stated or implied by law or equity, including fiduciary duties, to present business or investment opportunities to BREP, BRELP, any Holding Entity or any other holding entity established by us. They also allow affiliates of the Managing General Partner and BRELP General Partner to engage in activities that may compete with us or our activities. Further, when resolving conflicts of interest, neither the Amended and Restated Limited Partnership Agreement of BREP nor the Amended and Restated Limited Partnership Agreement of BRELP impose limitations on the discretion of the independent directors or the factors which they may consider in resolving any such conflicts. The independent directors of our Managing General Partner can therefore take into account the interests of third parties, including Brookfield, when resolving conflicts of interest. These modifications to the fiduciary duties are detrimental to our LP Unitholders because they restrict the remedies available for actions that might otherwise constitute a breach of fiduciary duty and permit conflicts of interest to be resolved in a manner that is not in the best interests of Brookfield Renewable or the best interests of our LP Unitholders. See Item 7.B. “Related Party Transactions — Conflicts of Interest and Fiduciary Duties”.

Our organizational and ownership structure may create significant conflicts of interest that may be resolved in a manner that is not in the best interests of Brookfield Renewable or the best interests of our LP Unitholders.

Our organizational and ownership structure involves a number of relationships that may give rise to conflicts of interest between Brookfield Renewable and our LP Unitholders, on the one hand, and Brookfield, on the other hand. In certain instances, the interests of Brookfield may differ from the interests of Brookfield Renewable and our LP Unitholders, including with respect to the types of acquisitions made, the timing and amount of distributions by BREP, the reinvestment of returns generated by our operations, the use of leverage when making acquisitions and the appointment of outside advisers and service providers, including as a result of the reasons described under Item 7.B “Related Party Transactions”.

In addition, the Service Provider, an affiliate of Brookfield, will provide management services to us pursuant to our Master Services Agreement. Pursuant to our Master Services Agreement, we pay a base management fee to the Service Provider equal to $20 million (which amount shall be adjusted for inflation annually beginning on January 1, 2013, at an inflation factor based on year over year U.S. consumer price index) plus 1.25% of the amount by which the Total Capitalization Value (which is generally determined with reference to the aggregate of the value of all outstanding LP Units, assuming full conversion of Brookfield’s limited partnership interests in BRELP into LP Units, and securities of the other Service Recipients that are not held by Brookfield Renewable, plus all outstanding third party debt with recourse to BREP, BRELP or a Holding Entity, less all cash held by such entities) of BREP exceeds an initial reference value determined based on its market capitalization immediately following the Combination. In the event that the measured Total Capitalization Value of BREP in a given period is less than the initial reference value, the Service Provider will receive a base management fee of $20 million annually (subject to an annual escalation by a specified inflation factor beginning on January 1, 2013). BRELP GP LP will also receive incentive distributions based on the amount by which quarterly distributions on the limited partnership units of BRELP exceed specified target levels as set forth in the Amended and Restated Limited Partnership Agreement of BRELP. For a further explanation of the management fee and incentive distributions, see Item 6.A “Directors and Senior Management — Our Master Services Agreement — Management Fee” and Item 7.B “Related Party Transactions — Incentive Distributions”. This relationship may give rise to conflicts of interest between us and our LP Unitholders, on the one hand, and Brookfield, on the other, as Brookfield’s interests may differ from the interests of Brookfield Renewable and our LP Unitholders.

The Managing General Partner, the sole shareholder of which is Brookfield, has sole authority to determine whether we will make distributions and the amount and timing of these distributions. The arrangements we have with Brookfield may create an incentive for Brookfield to take actions which would have the effect of increasing distributions and fees payable to it, which may be to the detriment of us and our LP Unitholders. For example, because the base management fee is calculated based on the Total Capitalization Value it may create an incentive for Brookfield to increase or maintain the Total Capitalization Value over the near-term when other actions may be more favorable to us or our LP Unitholders. Similarly, Brookfield may take actions to increase our distributions in order to ensure Brookfield is paid incentive distributions in the near-term when other investments or actions may be more favorable to us or our LP Unitholders. Also, through Brookfield’s ownership of our LP Units and the Redeemable/Exchangeable partnership units, it will have an effective economic interest in our business of approximately 65% and therefore may be incented to increase distributions payable to our LP Unitholders and thereby to Brookfield.

The Managing General Partner may be unable or unwilling to terminate our Master Services Agreement.

Our Master Services Agreement provides that the Service Recipients may terminate the agreement only if: the Service Provider defaults in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to the Service Recipients and the default continues unremedied for a period of 60 days after written notice of the breach is given to the Service Provider; the Service Provider engages in any act of fraud, misappropriation of funds or embezzlement against any Service Recipient that results in material harm to us; the Service Provider is grossly negligent in the performance of its duties under the agreement and such negligence results in material harm to the Service Recipients; or upon the happening of certain events relating to the bankruptcy or insolvency of the Service Provider. The Managing General Partner cannot terminate the agreement for any other reason, including if the Service Provider or Brookfield experiences a change of control or due solely to the poor performance or under-performance of Brookfield Renewable’s operations or assets, and the agreement continues in perpetuity, until terminated in accordance with its terms. In addition, because the Managing General Partner is an affiliate of Brookfield, it may be unwilling to terminate our Master Services Agreement, even in the case of a default. If the Service Provider’s performance does not meet the expectations of investors, and the Managing General Partner is unable or unwilling to terminate our Master Services Agreement, the market price of our LP Units could suffer. Furthermore, the termination of our Master Services Agreement would terminate BREP’s rights under the Relationship Agreement and the Licensing Agreement. See Item 7.B “Related Party Transactions — Relationship Agreement” and Item 7.B “Related Party Transactions — Licensing Agreement”.

The liability of the Service Provider is limited under our arrangements with it and we have agreed to indemnify the Service Provider against claims that it may face in connection with such arrangements, which may lead it to assume greater risks when making decisions relating to us than it otherwise would if acting solely for its own account.

Under our Master Services Agreement, the Service Provider has not assumed any responsibility other than to provide or arrange for the provision of the services described in our Master Services Agreement in good faith and will not be responsible for any action that the Managing General Partner takes in following or declining to follow its advice or recommendations. In addition, under the Amended and Restated Limited Partnership Agreement of BREP, the liability of the Managing General Partner and its affiliates, including the Service Provider, is limited to the fullest extent permitted by law to conduct involving bad faith, fraud or willful misconduct or, in the case of a criminal matter, action that was known to have been unlawful. The liability of the Service Provider under our Master Services Agreement is similarly limited, except that the Service Provider is also liable for liabilities arising from gross negligence. In addition, BREP has agreed to indemnify the Service Provider to the fullest extent permitted by law from and against any claims, liabilities, losses, damages, costs or expenses incurred by an indemnified person or threatened in connection with our operations, investments and activities or in respect of or arising from our Master Services Agreement or the services provided by the Service Provider, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the conduct in respect of which such persons have liability as described above. These protections may result in the Service Provider tolerating greater risks when making decisions than otherwise would be the case, including when determining whether to use leverage in connection with acquisitions. The indemnification arrangements to which the Service Provider is a party may also give rise to legal claims for indemnification that are adverse to Brookfield Renewable and our LP Unitholders.

Risks Related to Our LP Units

Our LP Units have limited trading history, are not currently included in major market indices, and an active and liquid trading market for our LP Units may not develop.

Our LP Units have only been trading on the TSX since November 30, 2011 and on the NYSE since June 11, 2013 and are not included in major market indices. We cannot predict the extent to which investor interest will lead to the development of an active and liquid trading market for our LP Units or, if such a market develops, whether it will be maintained. We cannot predict the effects on the price of our LP Units if a liquid and active trading market for our LP Units does not develop and if our LP Units continue to not be eligible for inclusion in trading indices. In addition, if such a market does not develop, relatively small sales of our LP Units may have a significant negative impact on the price of our LP Units.

We may need additional funds in the future and BREP may issue additional LP Units in lieu of incurring indebtedness which may dilute existing holders of our LP Units or BREP may issue securities that have rights and privileges that are more favorable than the rights and privileges accorded to our LP Unitholders.

Under the Amended and Restated Limited Partnership Agreement of BREP, BREP may issue additional partnership securities, including LP Units and options, rights, warrants and appreciation rights relating to partnership securities for any purpose and for such consideration and on such terms and conditions as the Managing General Partner may determine. The Managing General Partner’s board of directors will be able to determine the class, designations, preferences, rights, powers and duties of any additional partnership securities, including any rights to share in BREP’s profits, losses and distributions, any rights to receive partnership assets upon a dissolution or liquidation of BREP and any redemption, conversion and exchange rights. The Managing General Partner may use such authority to issue additional LP Units, which could dilute holders of our LP Units, or to issue securities with rights and privileges that are more favorable than those of our LP Units. Holders of LP Units will not have any pre-emptive right or any right to consent to or otherwise approve the issuance of any such securities or the terms on which any such securities may be issued.

Our LP Unitholders do not have a right to vote on BREP matters or to take part in the management of BREP.

Under the Amended and Restated Limited Partnership Agreement of BREP, our LP Unitholders are not entitled to vote on matters relating to BREP, such as acquisitions, dispositions or financing, or to participate in the management or control of BREP. In particular, our LP Unitholders do not have the right to remove the Managing General Partner, to cause the Managing General Partner to withdraw from BREP, to cause a new general partner to be admitted to BREP, to appoint new directors to the Managing General Partner’s board of directors, to remove existing directors from the Managing General Partner’s board of directors or to prevent a change of control of the Managing General Partner. In addition, except as prescribed by applicable laws, our LP Unitholders’ consent rights apply only with respect to certain amendments to the Amended and Restated Limited Partnership Agreement of BREP. As a result, unlike holders of common shares of a corporation, our LP Unitholders are not able to influence the direction of BREP, including its policies and procedures, or to cause a change in its management, even if they are unsatisfied with the performance of BREP. Consequently, our LP Unitholders may be deprived of an opportunity to receive a premium for their LP Units in the future through a sale of BREP and the trading price of our LP Units may be adversely affected by the absence or a reduction of a takeover premium in the trading price.

The market price of our LP Units may be volatile.

The market price of our LP Units may be highly volatile and could be subject to wide fluctuations. Some of the factors that could negatively affect the price of our LP Units include: general market and economic conditions, including disruptions, downgrades, credit events and perceived problems in the credit markets; actual or anticipated variations in our quarterly operating results or distributions; changes in our investments or asset composition; write-downs or perceived credit or liquidity issues affecting our assets; market perception of BREP, our business and our assets; our level of indebtedness and/or adverse market reaction to any indebtedness we incur in the future; our ability to raise capital on favorable terms; loss of any major funding source; the termination of our Master Services Agreement or additions or departures of our or Brookfield’s key personnel; changes in market valuations of similar renewable power companies; speculation in the press or investment community regarding us or Brookfield; and changes in U.S. tax laws that make it impractical or impossible for BREP to continue to be taxable as a partnership for U.S. federal income tax purposes.

Securities markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies or partnerships. Any broad market fluctuations may adversely affect the trading price of our LP Units.

Non-U.S. Holders may be subject to foreign currency risk associated with BREP’s distributions.

A significant number of BREP’s LP Unitholders may reside in countries where the U.S. dollar is not the functional currency. Our distributions are denominated in U.S. dollars but may be settled in the local currency of the LP Unitholder receiving the distribution. For each Non-U.S. Holder, the value received in the local currency from the distribution will be determined based on the exchange rate between the U.S. dollar and the applicable local currency at such time. As such, if the U.S. dollar depreciates significantly against the local currency of the Non-U.S. Holder, the value received by such LP Unitholder in its local currency will be adversely affected.

U.S. investors in our LP Units may find it difficult or impossible to enforce service of process and enforcement of judgments against us and directors and officers of the Managing General Partner and the Service Provider.

We were established under the laws of Bermuda, and many of our subsidiaries are organized in jurisdictions outside of Canada and the United States. In addition, our executive officers and the experts identified in this Form 20-F are located outside of the United States and some are also located outside of Canada. Certain of the directors and officers of the Managing General Partner and the Service Provider reside outside of the United States. A substantial portion of our assets are, and the assets of the directors and officers of the Managing General Partner and the Service Provider and the experts identified in this Form 20-F may be, located outside of Canada and the United States. It may not be possible for investors to effect service of process within the United States or within Canada upon the directors and officers of the Managing General Partner and the Service Provider. It may also not be possible to enforce against us, the experts identified in this Form 20-F or the directors and officers of the Managing General Partner and the Service Provider judgments, obtained in Canadian or U.S. courts predicated upon the civil liability provisions of securities laws in Canada or the United States as applicable.

We may not be able to continue paying comparable or growing cash distributions to our LP Unitholders in the future.

The amount of cash we can distribute to our LP Unitholders depends upon the amount of cash we receive from BRELP and, indirectly, the Holding Entities and the Operating Entities. The amount of cash BRELP, the Holding Entities and the Operating Entities generate will fluctuate from quarter to quarter and will depend upon, among other things: the weather in the jurisdictions in which they operate; the level of their operating costs; and prevailing economic conditions. In addition, the actual amount of cash we will have available for distribution will also depend on other factors, such as: the level of costs related to litigation and regulatory compliance matters; the cost of acquisitions, if any; our debt service requirements; fluctuations in our working capital needs; our ability to borrow under our credit facilities; our ability to access capital markets; restrictions on distributions contained in our debt agreements; and the amount, if any, of cash reserves established by our Managing General Partner in its discretion for the proper conduct of our business. As a result of all these factors, we cannot guarantee that we will have sufficient available cash to pay a specific level of cash distributions to our LP Unitholders. Furthermore, our LP Unitholders should be aware that the amount of cash we have available for distribution depends primarily upon the cash flow of BRELP, the Holding Entities and the Operating Entities, and is not solely a function of profitability, which is affected by non-cash items. As a result, we may declare and/or pay cash distributions during periods when we record net losses.

We rely on BRELP and, indirectly, the Holding Entities and the Operating Entities to provide us with the funds necessary to pay distributions and meet our financial obligations.

BREP’s sole direct investment is its limited partnership interest in BRELP, which owns all of the common shares or equity interests, as applicable, of the Holding Entities, through which we hold all of our interests in the Operating Entities. We have no independent means of generating revenue. As a result, we depend on distributions and other payments from BRELP and, indirectly, the Holding Entities and the Operating Entities to provide us with the funds necessary to pay distributions on our LP Units and to meet our financial obligations. BRELP, the Holding Entities and the Operating Entities are legally distinct from BREP and they will generally be required to service their debt obligations before making distributions to us or their parent entity, as applicable, thereby reducing the amount of our cash flow available to pay distributions on our LP Units, fund working capital and satisfy other needs. Any other entities through which we may conduct operations in the future will also be legally distinct from BREP and may be restricted in their ability to pay dividends and distributions or otherwise make fund available to us under certain conditions.

We anticipate that the only distributions we will receive in respect of our limited partnership interests in BRELP will consist of amounts that are intended to assist us in making distributions to our LP unitholders in accordance with our distribution policy and to allow us to pay expenses as they become due.

Risks Related to Taxation

General

Changes in tax law and practice may have a material adverse effect on the operations of BREP, the Holding Entities, and the Operating Entities and, as a consequence, the value of BREP’s assets and the net amount of distributions payable to LP Unitholders.

The Brookfield Renewable structure, including the structure of the Holding Entities and the Operating Entities, is based on prevailing taxation law and practice in the local jurisdictions (such as Canada, the United States, and Brazil) in which the Brookfield Renewable entities operate. Any change in tax legislation (including in relation to taxation rates) and practice in these jurisdictions could adversely affect these entities, as well as the net amount of distributions payable to LP Unitholders. Taxes and other constraints that would apply to the Brookfield Renewable entities in such jurisdictions may not apply to local institutions or other parties, and such parties may therefore have a significantly lower effective cost of capital and a corresponding competitive advantage in pursuing such acquisitions.

BREP’s ability to make distributions depends on it receiving sufficient cash distributions from its underlying operations, and BREP cannot assure LP Unitholders that it will be able to make cash distributions to them in amounts that are sufficient to fund their tax liabilities, in which case certain LP Unitholders may be required to pay income taxes on their share of BREP’s income even though they have not received sufficient cash distributions from BREP.

The Holding Entities and Operating Entities of BREP may be subject to local taxes in each of the relevant territories and jurisdictions in which they operate, including taxes on income, profits or gains and withholding taxes. As a result, BREP’s cash available for distribution is indirectly reduced by such taxes, and the post-tax return to LP Unitholders is similarly reduced by such taxes. BREP intends for future acquisitions to be assessed on a case-by-case basis and, where possible and commercially viable, structured so as to minimize any adverse tax consequences to LP Unitholders as a result of making such acquisitions.

In general, an LP Unitholder that is subject to income tax in Canada or the United States must include in income its allocable share of BREP’s items of income, gain, loss, and deduction (including, so long as it is treated as a partnership for tax purposes, BREP’s allocable share of those items of BRELP) for each of BREP’s fiscal years ending with or within such LP Unitholder’s tax year. See Item 10.E “Taxation — Material Canadian Federal Income Tax Considerations” and “Taxation — Material U.S. Federal Income Tax Considerations”. However, the cash distributed to an LP Unitholder may not be sufficient to pay the full amount of such LP Unitholder’s tax liability in respect of its investment in BREP, because each LP Unitholder’s tax liability depends on such holder’s particular tax situation. If BREP is unable to distribute cash in amounts that are sufficient to fund our LP Unitholders’ tax liabilities, each of our LP Unitholders will still be required to pay income taxes on its share of BREP’s taxable income.

As a result of holding LP Units, LP Unitholders may be subject to U.S. state, local or non-U.S. taxes and return filing obligations in jurisdictions in which they are not resident for tax purposes or otherwise not subject to tax.

LP Unitholders may be subject to U.S. state, local, and non-U.S. taxes, including unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which BREP entities do business or own property now or in the future, even if LP Unitholders do not reside in any of those jurisdictions. LP Unitholders may be required to file income tax returns and pay income taxes in some or all of these jurisdictions. Further, LP Unitholders may be subject to penalties for failure to comply with these requirements. Although BREP will attempt, to the extent reasonably practicable, to structure BREP operations and investments so as to minimize income tax filing obligations by LP Unitholders in such jurisdictions, there may be circumstances in which BREP is unable to do so. It is the responsibility of each LP Unitholder to file all U.S. federal, state, local, and non-U.S. tax returns that may be required of such LP Unitholder.

LP Unitholders may be exposed to transfer pricing risks.

To the extent that BREP, BRELP, the Holding Entities or the Operating Entities enter into transactions or arrangements with parties with whom they do not deal at arm’s length, including Brookfield, pursuant to the applicable law relating to transfer pricing, the relevant tax authorities may seek to adjust the quantum or nature of the amounts received or paid by such entities if they consider that the terms and conditions of such transactions or arrangements differ from those that would have been made between persons dealing at arm’s length and could impose penalties for failing to comply with applicable law relating to transfer pricing. This could result in more tax (and penalties and interest) being paid by such entities, and therefore the return to investors could be reduced. For Canadian tax purposes, a transfer pricing adjustment may in certain circumstances result in additional income being allocated to an LP Unitholder with no corresponding cash distribution or in a dividend being deemed to be paid by a Canadian resident to a non-arm’s length non-resident, which deemed dividend is subject to Canadian withholding tax.

The Managing General Partner and the BRELP General Partner believe the fees charged by or paid to non-arm’s length persons are consistent with applicable law relating to transfer pricing, however, no assurance can be given in this regard.

The IRS or the CRA may not agree with certain assumptions and conventions that BREP uses in order to comply with applicable U.S. and Canadian federal income tax laws or that BREP uses to report income, gain, loss, deduction, and credit to LP Unitholders.

BREP will apply certain assumptions and conventions in order to comply with applicable tax laws and to report income, gain, deduction, loss, and credit to an LP Unitholder in a manner that reflects such LP Unitholder’s beneficial ownership of partnership items, taking into account variation in ownership interests during each taxable year because of trading activity. A successful IRS or CRA challenge to such assumptions or conventions could adversely affect the amount of tax benefits available to LP Unitholders and could require that items of income, gain, deduction, loss, or credit be adjusted, reallocated or disallowed in a manner that adversely affects LP Unitholders. See Item 10.E “Taxation”.

United States

If either BREP or BRELP were to be treated as a corporation for U.S. federal income tax purposes, the value of LP Units might be adversely affected.

The value of LP Units to LP Unitholders will depend in part on the treatment of BREP and BRELP as partnerships for U.S. federal income tax purposes. However, in order for BREP to be treated as a partnership for U.S. federal income tax purposes, under present law, 90% or more of BREP’s gross income for every taxable year must consist of qualifying income, as defined in Section 7704 of the U.S. Internal Revenue Code, and the partnership must not be required to register, if it were a U.S. corporation, as an investment company under the Investment Company Act and related rules. Although the Managing General Partner intends to manage BREP’s affairs so that BREP will not need to be registered as an investment company if it were a U.S. corporation and so that it will meet the 90% test described above in each taxable year, BREP may not meet these requirements, or current law may change so as to cause, in either event, BREP to be treated as a corporation for U.S. federal income tax purposes. If BREP (or BRELP) were treated as a corporation for U.S. federal income tax purposes, adverse tax consequences could result for LP Unitholders and BREP (or BRELP, as applicable), as described in greater detail in Item 10.E “Taxation — Material U.S. Federal Income Tax Considerations — Partnership Status of BREP and BRELP”.

BREP may be subject to U.S. backup withholding tax if any LP Unitholder fails to comply with U.S. federal tax reporting rules, and such excess withholding tax cost will be an expense borne by BREP and, therefore, by all of our LP Unitholders on a pro rata basis.

BREP may become subject to U.S. backup withholding tax with respect to any LP Unitholder who fails to timely provide BREP (or the applicable intermediary) with an IRS Form W-9 or IRS Form W-8, as applicable. See Item 10.E “Taxation — Material U.S. Federal Income Tax Considerations — Administrative Matters — Backup Withholding”. To the extent that any LP Unitholder fails to timely provide the applicable form (or such form is not properly completed), BREP might treat such U.S. backup withholding taxes as an expense, which would be borne indirectly by all LP Unitholders on a pro rata basis (including LP Unitholders that fully comply with their U.S. tax reporting obligations).

Tax-exempt organizations may face certain adverse U.S. tax consequences from owning LP Units.

The Managing General Partner and the BRELP General Partner intend to use commercially reasonable efforts to structure the activities of BREP and BRELP, respectively, to avoid generating income connected with the conduct of a trade or business (which income generally would constitute “unrelated business taxable income” (“UBTI”) to the extent allocated to a tax-exempt organization). However, no assurance can be provided that neither BREP nor BRELP will generate UBTI in the future. In particular, UBTI includes income attributable to debt-financed property, and neither BREP nor BRELP is prohibited from financing the acquisition of property with debt. In addition, even if indebtedness were not used by BREP or BRELP to acquire property but were instead used to fund distributions to LP Unitholders, if a tax-exempt organization were to use such proceeds to make an investment outside BREP, the IRS could assert that such investment constituted debt-financed property to such LP

Unitholder. The potential for income to be characterized as UBTI could make LP Units an unsuitable investment for a tax-exempt organization. Each tax-exempt organization should consult an independent tax adviser to determine the U.S. federal income tax consequences with respect to an investment in LP Units.

If BREP were engaged in a U.S. trade or business, non-U.S. persons would face certain adverse U.S. tax consequences from owning LP Units.

The Managing General Partner and the BRELP General Partner intend to use commercially reasonable efforts to structure the activities of BREP and BRELP, respectively, to avoid generating income treated as effectively connected with a U.S. trade or business, including effectively connected income attributable to the sale of a “United States real property interest”, as defined in the U.S. Internal Revenue Code. If, contrary to the Managing General Partner’s expectations, BREP is considered to be engaged in a U.S. trade or business or realizes gain from the sale or other disposition of a United States real property interest, non-U.S. LP Unitholders would be required to file U.S. federal income tax returns and would be subject to U.S. federal withholding tax at the regular graduated rates.

To meet U.S. federal income tax and other objectives, BREP and BRELP may invest through U.S. and non-U.S. Holding Entities that are treated as corporations for U.S. federal income tax purposes, and such Holding Entities may be subject to corporate income tax.

To meet U.S. federal income tax and other objectives, BREP and BRELP may invest through U.S. and non-U.S. Holding Entities that are treated as corporations for U.S. federal income tax purposes, and such Holding Entities may be subject to corporate income tax. Consequently, items of income, gain, loss, deduction, or credit realized in the first instance by the Operating Entities will not flow, for U.S. federal income tax purposes, directly to BRELP, BREP, or LP Unitholders, and any such income or gain may be subject to a corporate income tax, in the United States or other jurisdictions, at the level of the Holding Entity. Any such additional taxes may adversely affect BREP’s ability to maximize its cash flow.

LP Unitholders taxable in the United States may be viewed as holding an indirect interest in an entity classified as a PFIC for U.S. federal income tax purposes.

U.S. Holders may face adverse U.S. tax consequences arising from the ownership of a direct or indirect interest in a PFIC. Based on the organizational structure of BREP, as well as BREP’s expected income and assets, the Managing General Partner and the BRELP General Partner currently believe that a U.S. Holder is unlikely to be regarded as owning an interest in a PFIC solely by reason of owning LP Units during the taxable year ending December 31, 2014. However, there can be no assurance that an existing BREP entity or a future entity in which BREP acquires an interest will not be classified as a PFIC with respect to a U.S. Holder, because PFIC status is a factual determination that depends on the assets and income of a given entity and must be made on an annual basis. In general, gain realized by a U.S. Holder from the sale of stock of a PFIC is subject to tax at ordinary income rates, and an interest charge generally applies. Alternatively, a U.S. Holder that makes certain elections with respect to a direct or indirect interest in a PFIC may be required to recognize taxable income prior to the receipt of cash relating to such income. The adverse consequences of owning an interest in a PFIC, as well as certain tax elections for mitigating these adverse consequences, are described in greater detail in Item 10.E “Taxation — Material U.S. Federal Income Tax Considerations — Consequences to U.S. Holders — Passive Foreign Investment Companies”. Each U.S. Holder should consult an independent tax adviser regarding the implication of the PFIC rules for an investment in LP Units.

Tax gain or loss from the disposition of LP Units could be more or less than expected.

If a sale of LP Units by an LP Unitholder is taxable in the United States, the LP Unitholder will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized and the LP Unitholder’s adjusted tax basis in those LP Units. Prior distributions to an LP Unitholder in excess of the total net taxable income allocated to such LP Unitholder will have decreased such holder’s tax basis in its LP Units. Therefore, such excess distributions will increase an LP Unitholder’s taxable gain or decrease such holder’s taxable loss when our LP Units are sold, and may result in a taxable gain even if the sale price is less than the original cost. A portion of the amount realized, whether or not representing gain, could be ordinary income to such LP Unitholder.

The Brookfield Renewable structure involves complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. The tax characterization of the Brookfield Renewable structure is also subject to potential legislative, judicial, or administrative change and differing interpretations, possibly on a retroactive basis.

The U.S. federal income tax treatment of LP Unitholders depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. LP Unitholders should be aware that the U.S. federal income tax rules, particularly those applicable to partnerships, are constantly under review (including currently) by the Congressional tax-writing committees and other persons involved in the legislative process, the IRS, the U.S. Treasury Department and the courts, frequently resulting in revised interpretations of established concepts, statutory changes, revisions to regulations and other modifications and interpretations, any of which could adversely affect the value of LP Units and be effective on a retroactive basis. BREP’s organizational documents and agreements permit the Managing General Partner to modify the limited partnership agreement of BREP from time to time, without the consent of our LP Unitholders, to address such changes. In some circumstances, such revisions could have a material adverse impact on some or all LP Unitholders.

BREP’s delivery of required tax information for a taxable year may be subject to delay, which could require an LP Unitholder who is a U.S. taxpayer to request an extension of the due date for such LP Unitholder’s income tax return.

BREP has agreed to use commercially reasonable efforts to provide U.S. tax information (including IRS Schedule K-1 information needed to determine an LP Unitholder’s allocable share of BREP’s income, gain, losses and deductions) no later than 90 days after the close of each calendar year. However, providing this U.S. tax information to LP Unitholders will be subject to delay in the event of, among other reasons, the late receipt of any necessary tax information from lower-tier entities. It is therefore possible that, in any taxable year, an LP Unitholder will need to apply for an extension of time to file such LP Unitholder’s tax returns. See Item 10.E “Taxation — Material U.S. Federal Income Tax Considerations — Administrative Matters — Information Returns”.

The sale or exchange of 50% or more of our LP Units will result in the constructive termination of BREP for U.S. federal income tax purposes.

BREP will be considered to have been terminated for U.S. federal income tax purposes if there is a sale or exchange of 50% or more of our LP Units within a 12-month period. A constructive termination of BREP would, among other things, result in the closing of its taxable year for U.S. federal income tax purposes for all LP Unitholders and could result in the possible acceleration of income to certain LP Unitholders and certain other consequences that could adversely affect the value of LP Units. However, the Managing General Partner does not expect a constructive termination, should it occur, to have a material impact on the computation of the future taxable income generated by BREP for U.S. income tax purposes. See Item 10.E “Taxation — Material U.S. Federal Income Tax Considerations — Administrative Matters — Constructive Termination”.

The U.S. Congress has considered legislation that could, if enacted, adversely affect BREP’s qualification as a partnership for U.S. federal tax purposes under the publicly traded partnership rules and subject certain income and gains to tax at increased rates. If this or similar legislation were to be enacted and to apply to BREP, then the after-tax income of BREP, as well as the market price of LP Units, could be reduced.

Over the past several years, a number of legislative proposals have been introduced in the U.S. Congress which could have had adverse tax consequences for BREP or BRELP, including the recharacterization of certain items of capital gain income as ordinary income for U.S. federal income tax purposes. However, such legislation was not enacted into law. The Obama administration has indicated it supports such legislation and has proposed that the current law regarding the treatment of such items of capital gain income be changed to subject such income to ordinary income tax. For further detail on such proposed legislation, see Item 10.E. “Taxation — Material U.S. Federal Income Tax Considerations — Proposed Legislation”.

Under the Foreign Account Tax Compliance provisions of the Hiring Incentives to Restore Employment Act of 2010 (“FATCA”), certain payments made or received by BREP on or after July 1, 2014 could be subject to a 30% federal withholding tax, unless certain requirements are met.

Under FATCA, certain payments of U.S.-source income made on or after July 1, 2014 to BREP, BRELP, the Holding Entities, or the Operating Entities, or by BREP to an LP Unitholder (as well as certain payments made on or after January 1, 2017 that are attributable to such income or that constitute gross proceeds from the disposition of property that could produce U.S.-source dividends or interest) could be subject to a 30% withholding tax, unless certain requirements are met, as described in greater detail in Item 10.E “Taxation – Material U.S. Federal Income Tax Considerations – Administrative Matters – Foreign Account Tax Compliance”. In addition, to ensure compliance with FATCA, information regarding certain LP Unitholders’ ownership of our LP Units may be reported to the U.S. Internal Revenue Service or to a non-U.S. governmental authority. Each of our LP Unitholders should consult an independent tax adviser regarding the consequences under FATCA of an investment in LP Units.

Canada

The Canadian federal income tax consequences to LP Unitholders could be materially different in certain respects from those described in this Form 20-F if BREP or BRELP is a “SIFT partnership” (as defined in the Income Tax Act (Canada), together with the regulations thereunder (the “Tax Act”).

Under the rules in the Tax Act applicable to a “SIFT partnership” (the “SIFT Rules”), certain income and gains earned by a “SIFT partnership” are subject to income tax at the partnership level at a rate similar to a corporation and allocations of such income and gains to its partners are taxed as a dividend from a taxable Canadian corporation. In particular, a “SIFT partnership” will be required to pay a tax on the total of its income from businesses carried on in Canada, income from “non-portfolio properties” (as defined in the Tax Act) other than taxable dividends, and taxable capital gains from dispositions of “non-portfolio properties”. “Non-portfolio properties” include, among other things, equity interests or debt of corporations, trusts or partnerships that are resident in Canada, and of non-resident persons or partnerships the principal source of income of which is one or any combination of sources in Canada, that are held by the “SIFT partnership” and have a fair market value that is greater than 10% of the equity value of such entity, or that have, together with debt or equity that the “SIFT partnership” holds of entities affiliated (within the meaning of the Tax Act) with such entity, an aggregate fair market value that is greater than 50% of the equity value of the “SIFT partnership”. The tax rate applied to the above mentioned sources of income and gains is set at a rate equal to the “net corporate income tax rate”, plus the “provincial SIFT tax rate” (each as defined in the Tax Act).

A partnership will be a “SIFT partnership” throughout a taxation year if at any time in the taxation year (i) it is a “Canadian resident partnership” (as defined in the Tax Act), (ii) “investments” (as defined in the Tax Act) in the partnership are listed or traded on a stock exchange or other public market, and (iii) it holds one or more “non-portfolio properties”. For these purposes, a partnership will be a “Canadian resident partnership” at a particular time if (a) it is a “Canadian partnership” (as defined in the Tax Act) at that time, (b) it would, if it were a corporation, be resident in Canada (including, for greater certainty, a partnership that has its central management and control located in Canada), or (c) it was formed under the laws of a province. A “Canadian partnership” for these purposes is a partnership all of whose members are resident in Canada or are partnerships that are “Canadian partnerships”.

Under the SIFT Rules, BREP and BRELP could each be a “SIFT partnership” if it is a “Canadian resident partnership”. However, BRELP would not be a “SIFT partnership” if BREP is a “SIFT partnership” regardless of whether BRELP is a “Canadian resident partnership” on the basis that BRELP would be an “excluded subsidiary entity” (as defined in the Tax Act).

BREP and BRELP will be a “Canadian resident partnership” if the central management and control of these partnerships is located in Canada. This determination is a question of fact and is expected to depend on where the Managing General Partner and the BRELP General Partner are located and exercise central management and control of the respective partnerships. The Managing General Partner and the BRELP General Partner will each take appropriate steps so that the central management and control of these entities is not located in Canada such that the SIFT Rules should not apply to BREP or BRELP at any relevant time. However, no assurance can be given in this regard. If BREP or BRELP is a “SIFT partnership”, the Canadian federal income tax consequences to our LP Unitholders could be materially different in certain respects from those described in Item 10.E “Taxation — Material Canadian Federal Income Tax Considerations”. In addition, there can be no assurance that the SIFT Rules will not be revised or amended in the future such that the SIFT Rules will apply.

If the subsidiaries that are corporations and that are not resident or deemed to be resident in Canada for purposes of the Tax Act (“Non-Resident Subsidiaries”) and that are “controlled foreign affiliates” (as defined in the Tax Act and referred to in this Form 20-F as CFAs) in which BRELP directly invests earn income that is “foreign accrual property income” (as defined in the Tax Act and referred to in this Form 20-F as “FAPI”), our LP Unitholders may be required to include amounts allocated from BREP in computing their income for Canadian federal income tax purposes even though there may be no corresponding cash distribution.

Any Non-Resident Subsidiaries in which BRELP directly invests are expected to be CFAs of BRELP. If any CFA of BRELP or any direct or indirect subsidiary thereof that itself is a CFA of BRELP (an “Indirect CFA”) earns income that is characterized as FAPI in a particular taxation year of the CFA or Indirect CFA, the FAPI allocable to BRELP must be included in computing the income of BRELP for Canadian federal income tax purposes for the fiscal period of BRELP in which the taxation year of that CFA or Indirect CFA ends, whether or not BRELP actually receives a distribution of that FAPI. BREP will include its share of such FAPI of BRELP in computing its income for Canadian federal income tax purposes and LP Unitholders will be required to include their proportionate share of such FAPI allocated from BREP in computing their income for Canadian federal income tax purposes. As a result, LP Unitholders may be required to include amounts in their income for Canadian federal income tax purposes even though they have not and may not receive an actual cash distribution of such amounts. The Tax Act contains anti-avoidance rules to address certain foreign tax credit generator transactions (the “Foreign Tax Credit Generator Rules”). Under the Foreign Tax Credit Generator Rules, the “foreign accrual tax” (as defined in the Tax Act) applicable to a particular amount of FAPI included in BRELP’s income in respect of a particular CFA of BRELP may be limited in certain specified circumstances. See Item 10.E “Taxation — Material Canadian Federal Income Tax Considerations”.

LP Unitholders may be required to include imputed amounts in their income for Canadian federal income tax purposes in accordance with section 94.1 of the Tax Act.

Section 94.1 of the Tax Act contains rules relating to investments in entities that are not resident in Canada or deemed to be resident for purposes of the Tax Act or not situated in Canada, other than a CFA of the taxpayer (“Non-Resident Entities”), that could in certain circumstances cause income to be imputed to LP Unitholders for Canadian federal income tax purposes, either directly or by way of allocation of such income imputed to BREP or to BRELP. See Item 10.E “Taxation — Material Canadian Federal Income Tax Considerations”.

Our LP Units may not continue to be “qualified investments” under the Tax Act for registered plans.

Provided that our LP Units are listed on a “designated stock exchange” (as defined in the Tax Act), which currently includes the TSX and the NYSE, our LP Units will be “qualified investments” under the Tax Act for a trust governed by a registered retirement savings plan (“RRSP”), deferred profit sharing plan, registered retirement income fund (“RRIF”), registered education savings plan, registered disability savings plan, and a tax-free savings account (“TFSA”). However, there can be no assurance that tax laws relating to qualified investments will not be changed. Taxes may be imposed in respect of the acquisition or holding of non-qualified investments by such registered plans and certain other taxpayers and with respect to the acquisition or holding of “prohibited investments” (as defined in the Tax Act) by a TFSA or an RRSP or RRIF.

Notwithstanding the foregoing, a holder of a TFSA or an annuitant under an RRSP or RRIF, as the case may be, will be subject to a penalty tax if our LP Units held in the TFSA, RRSP or RRIF are a “prohibited investment” as defined in the Tax Act for the TFSA, RRSP or RRIF, as the case may be. Generally, our LP Units will not be a “prohibited investment” if the holder of the TFSA or the annuitant under the RRSP or RRIF, as applicable, deals at arm’s length with BREP for purposes of the Tax Act and does not have a “significant interest”, as defined in the Tax Act, in BREP. Prospective holders who intend to hold our LP Units in a TFSA, RRSP or RRIF should consult with their own tax advisers regarding the application of the foregoing “prohibited investment” rules having regard to their particular circumstances.

LP Unitholders’ foreign tax credits for Canadian federal income tax purposes will be limited if the Foreign Tax Credit Generator Rules apply in respect of the foreign “business-income tax” or “non-business-income tax” (each as defined in the Tax Act) paid by BREP or BRELP to a foreign country.

Under the Foreign Tax Credit Generator Rules, the foreign “business-income tax” or “non-business-income tax” for Canadian federal income tax purposes for any taxation year may be limited in certain circumstances. If the Foreign Tax Credit Generator Rules apply, the allocation to an LP Unitholder of foreign “business-income tax” or “non-business-income tax” paid by BREP or BRELP, and therefore such LP Unitholder’s foreign tax credits for Canadian federal income tax purposes, will be limited. See Item 10.E “Taxation — Material Canadian Federal Income Tax Considerations”.

LP Unitholders who are not and are not deemed to be resident in Canada for purposes of the Tax Act and who do not use or hold and are not deemed to use or hold their LP Units in connection with a business carried on in Canada (“Non-Resident LP Unitholders”) may be subject to Canadian federal income tax with respect to any Canadian source business income earned by BREP or BRELP if BREP or BRELP were considered to carry on business in Canada.

If BREP or BRELP were considered to carry on business in Canada for purposes of the Tax Act, Non-Resident LP Unitholders would be subject to Canadian federal income tax on their proportionate share of any Canadian source business income earned or considered to be earned by BREP, subject to the potential application of the safe harbor rule in section 115.2 of the Tax Act, and any relief that may be provided by any relevant income tax treaty or convention.

            The Managing General Partner and the BRELP General Partner intend to manage the affairs of BREP and BRELP, to the extent possible, so that they do not carry on business in Canada and are not considered or deemed to carry on business in Canada for purposes of the Tax Act. Nevertheless, because the determination of whether BREP or BRELP is carrying on business and, if so, whether that business is carried on in Canada, is a question of fact that is dependent upon the surrounding circumstances, the CRA might contend successfully that either or both of BREP and BRELP carries on business in Canada for purposes of the Tax Act.

If BREP or BRELP is considered to carry on business in Canada or is deemed to carry on business in Canada for the purposes of the Tax Act, Non-Resident LP Unitholders that are corporations would be required to file a Canadian federal income tax return for each taxation year in which they are a Non-Resident LP Unitholder regardless of whether relief from Canadian taxation is available under an applicable income tax treaty or convention. Non-Resident LP Unitholders who are individuals would be required to file a Canadian federal income tax return for any taxation year in which they are allocated income from BREP from carrying on business in Canada that is not exempt from Canadian taxation under the terms of an applicable income tax treaty or convention.

Non-Resident LP Unitholders may be subject to Canadian federal income tax on capital gains realized by BREP or BRELP on dispositions of “taxable Canadian property” (as defined in the Tax Act).

A Non-Resident LP Unitholder will be subject to Canadian federal income tax on its proportionate share of capital gains realized by BREP or BRELP on the disposition of “taxable Canadian property” other than “treaty-protected property” (as defined in the Tax Act). “Taxable Canadian property” includes, but is not limited to, property that is used or held in a business carried on in Canada and shares of corporations that are not listed on a “designated stock exchange” if more than 50% of the fair market value of the shares is derived from certain Canadian properties during the 60-month period immediately preceding the particular time. Property of BREP and BRELP generally will be “treaty-protected property” to a Non-Resident LP Unitholder if the gain from the disposition of the property would, because of an applicable income tax treaty or convention, be exempt from tax under the Tax Act. The Managing General Partner and the BRELP General Partner do not expect BREP and BRELP to realize capital gains or losses from dispositions of “taxable Canadian property”. However, no assurance can be given in this regard. Non-Resident LP Unitholders will be required to file a Canadian federal income tax return in respect of a disposition of “taxable Canadian property” by BREP or BRELP unless the disposition is an “excluded disposition” for the purposes of section 150 of the Tax Act. However, Non-Resident LP Unitholders that are corporations will still be required to file a Canadian federal income tax return in respect of a disposition of “taxable Canadian property” that is an “excluded disposition” for purposes of section 150 of the Tax Act if tax would otherwise be payable under Part I of the Tax Act by such Non-Resident LP Unitholders in respect of the disposition but is not because of an applicable income tax treaty or convention (otherwise than in respect of a disposition of “taxable Canadian property” that is “treaty-protected property” of the corporation). In general, an “excluded disposition” is a disposition of property by a taxpayer in a taxation year where (a) the taxpayer is a non-resident of Canada at the time of the disposition; (b) no tax is payable by the taxpayer under Part I of the Tax Act for the taxation year; (c) the taxpayer is not liable to pay any amounts under the Tax Act in respect of any previous taxation year (other than certain amounts for which the CRA holds adequate security); and (d) each “taxable Canadian property” disposed of by the taxpayer in the taxation year is either (i) “excluded property” (as defined in subsection 116(6) of the Tax Act) or (ii) property in respect of the disposition of which a certificate under subsection 116(2), (4) or (5.2) of the Tax Act has been issued by the CRA. Non-Resident LP Unitholders should consult their own tax advisers with respect to the requirements to file a Canadian federal income tax return in respect of a disposition of “taxable Canadian property” by BREP or BRELP.

Non-Resident LP Unitholders may be subject to Canadian federal income tax on capital gains realized on the disposition of LP Units if our LP Units are “taxable Canadian property”.

Any capital gain arising from the disposition or deemed disposition of LP Units by a Non-Resident LP Unitholder will be subject to taxation in Canada, if, at the time of the disposition or deemed disposition, our LP Units are “taxable Canadian property”, unless our LP Units are “treaty-protected property” to such Non-Resident LP Unitholder. In general, our LP Units will not constitute “taxable Canadian property” of any Non-Resident LP Unitholder at the time of disposition or deemed disposition, unless (a) at any time in the 60-month period immediately preceding the disposition or deemed disposition, more than 50% of the fair market value of our LP Units was derived, directly or indirectly, excluding through a corporation, partnership or trust, the shares or interests in which were not themselves “taxable Canadian property”), from one or any combination of (i) real or immovable property situated in Canada, (ii) “Canadian resource property” (as defined in the Tax Act), (iii) “timber resource property” (as defined in the Tax Act), and (iv) options in respect of, or interests in, or for civil law rights in, such property, whether or not such property exists, or (b) our LP Units are otherwise deemed to be “taxable Canadian property”. Since BREP’s assets will consist principally of units of BRELP, our LP Units would generally be “taxable Canadian property” at a particular time, if the units of BRELP held by BREP derived, directly or indirectly, excluding through a corporation, partnership or trust, the shares or interests in which were not themselves “taxable Canadian property”), more than 50% of their fair market value from properties described in (i) to (iv) above, at any time in the 60-month period preceding the particular time. Our LP Units will be “treaty-protected property” if the gain on the disposition of our LP Units is exempt from tax under the Tax Act under the terms of an applicable income tax treaty or convention. The Managing General Partner does not expect our LP Units to be “taxable Canadian property” of any Non-Resident LP Unitholder at any time but no assurance can be given in this regard. See Item 10.E “Taxation — Material Canadian Federal Income Tax Considerations — Holders Not Resident in Canada”. Even if our LP Units constitute “taxable Canadian property”, our LP Units will be “treaty-protected property” if the gain on the disposition of our LP Units is exempt from tax under the Tax Act under the terms of an applicable income tax treaty or convention. If our LP Units constitute “taxable Canadian property”, Non-Resident LP Unitholders will be required to file a Canadian federal income tax return in respect of a disposition of our LP Units unless the disposition is an “excluded disposition” (as discussed above). If our LP Units constitute “taxable Canadian property”, Non-Resident LP Unitholders should consult their own tax advisers with respect to the requirement to file a Canadian federal income tax return in respect of a disposition of LP Units.

Non-Resident LP Unitholders may be subject to Canadian federal income tax reporting and withholding tax requirements on the disposition of “taxable Canadian property”.

Non-Resident LP Unitholders who dispose of “taxable Canadian property”, other than “excluded property” (as defined in subsection 116(6) of the Tax Act) and certain other property described in subsection 116(5.2) of the Tax Act, (or who are considered to have disposed of such property on the disposition of such property by BREP or BRELP) are obligated to comply with the procedures set out in section 116 of the Tax Act and obtain a certificate pursuant to the Tax Act. In order to obtain such certificate, the Non-Resident LP Unitholder is required to report certain particulars relating to the transaction to the CRA not later than 10 days after the disposition occurs. The Managing General Partner and the BRELP General Partner do not expect our LP Units to be “taxable Canadian property” of any Non-Resident LP Unitholder and do not expect BREP or BRELP to dispose of property that is “taxable Canadian property” but no assurance can be given in these regards.

Payments of dividends or interest (other than interest exempt from Canadian federal withholding tax) by residents of Canada to BRELP will be subject to Canadian federal withholding tax and the payers may be unable to apply a reduced rate taking into account the residency or entitlement to relief under an applicable income tax treaty or convention of our LP Unitholders.

BREP and BRELP will be deemed to be a non-resident person in respect of certain amounts paid or credited or deemed to be paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Dividends or interest (other than interest exempt from Canadian federal withholding tax) paid or deemed to be paid by a person resident or deemed to be resident in Canada to BRELP will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. However, the CRA’s administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through the partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-resident limited partners may be entitled to under an applicable income tax treaty or convention provided that the residency status and entitlement to treaty benefits can be established. In determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to BRELP, the Managing General Partner and the BRELP General Partner expect the Holding Entities to look-through BRELP and BREP to the residency of BREP’s partners (including partners who are residents in Canada) and to take into account any reduced rates of Canadian federal withholding tax that non-resident partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to BRELP. However, there can be no assurance that the CRA would apply its administrative practice in this context. If the CRA’s administrative practice is not applied and the Holding Entities withhold Canadian federal withholding tax from applicable payments on a look-through basis, the Holding Entities may be liable for additional amounts of Canadian federal withholding tax plus any associated interest and penalties. Under the Canada-United States Tax Convention (1980) (the “Treaty”), a Canadian-resident payer is required in certain circumstances to look-through fiscally transparent partnerships, such as BREP and BRELP, to the residency and Treaty entitlements of their partners and take into account the reduced rates of Canadian federal withholding tax that such partners may be entitled to under the Treaty. Under the Amended and Restated Limited Partnership Agreement of BREP, the amount of any taxes withheld or paid by BREP, BRELP or the Holding Entities in respect of our LP Units may be treated either as a distribution to our LP Unitholders or as a general expense of BREP as determined by the Managing General Partner in its sole discretion.

However, it is the current intention of the Managing General Partner to treat all such amounts as a distribution to our LP Unitholders.

While the Managing General Partner and the BRELP General Partner expect the Holding Entities to look-through BREP and BRELP in determining the rate of Canadian federal withholding tax applicable to amounts paid or deemed to be paid by the Holding Entities to BRELP, we may be unable to accurately or timely determine the residency of our LP Unitholders for purposes of establishing the extent to which Canadian federal withholding taxes apply or whether reduced rates of withholding tax apply to some or all of our LP Unitholders. In such a case, the Holding Entities will withhold Canadian federal withholding tax from all payments made to BRELP that are subject to Canadian federal withholding tax at the rate of 25%. Canadian-resident LP Unitholders will be entitled to claim a credit for such taxes against their Canadian federal income tax liability but Non-Resident LP Unitholders will need to take certain steps to receive a refund or credit in respect of any such Canadian federal withholding taxes withheld equal to the difference between the withholding tax at a rate of 25% and the withholding tax at the reduced rate they are entitled to under an applicable income tax treaty or convention. LP Unitholders should consult their own tax advisers concerning all aspects of Canadian federal withholding taxes.

ITEM 4.        INFORMATION ON THE COMPANY

4.A              HISTORY AND DEVELOPMENT OF THE COMPANY

Overview

Brookfield Renewable owns one of the world’s largest, publicly-traded, pure-play renewable power portfolios with 5,849 MW of installed capacity. The portfolio includes 193 hydroelectric generating stations on  69 river systems and  11 wind facilities. Our portfolio is diversified across 12 power markets in Canada, the United States and Brazil, providing significant geographic and operational diversification.

Our objective is to pay a distribution to our LP Unitholders that is sustainable on a long-term basis while retaining within our operations sufficient liquidity for recurring growth capital expenditures and general purposes. We currently have a target payout ratio of approximately 60% to 70% of funds from operations and we continue to pursue a long-term distribution growth rate target in the range of 3% to 5% annually.  We believe that this distribution rate leaves us with approximately $100 million of available cash per year to further invest in accretive projects, particularly organic growth initiatives which we believe can comfortably support the higher end of the 3 – 5% distribution target.  These organic growth initiatives include the commercialization of our 1,700 MW development pipeline at premium returns, the realization of additional operating efficiencies, and the capture of rising power prices by market-based facilities recently acquired in the current low-priced market environment.  While the majority of our portfolio (80%) will continue to be contracted over the next five years under long-term, fixed price contracts with creditworthy counterparties, including Brookfield, we have acquired a prudent level of market-based hydroelectric generation in the United States underwritten in the current low power price environment.   We believe that this embeds the business with attractive organic upside as power prices rise as we anticipate they will, and we pursue locking in the higher and more sustainable prices through long-term contracts.

In addition to organic growth, we continue to grow the business with an acquisition strategy that has a proven track record, and we have consistently demonstrated our ability to acquire high-quality assets by applying our disciplined and selective underwriting approach.  In the past year, we acquired 567 MW of renewable capacity in North America by engaging sellers of a strategic, industrial or financial nature, while also continuing to advance solid acquisition opportunities in Brazil and Europe. We believe that our scale, significant capitalization and sound investment-grade ratings will continue to enhance our ability to secure and fund new transactions globally.

We anticipate that our organic growth initiatives can support an attractive distribution yield and growth target, which will be meaningfully enhanced by our acquisition strategy.

As such, we believe we are well-positioned to be a premium vehicle for investors seeking to invest in the renewable power sector. Our LP Units are listed on the TSX under the symbol “BEP.UN” and have recently been listed on the NYSE under the symbol “BEP”, which is expected to enhance our trading liquidity, deepen our investor base, broaden our access to capital and improve our ability to fund growth globally.

We anticipate that the only distributions we will receive in respect of our limited partnership interests in BRELP will consist of amounts that are intended to assist us in making distributions to our LP Unitholders in accordance with our distribution policy and to allow us to pay expenses as they become due.

History and Development of Our Business

BREP is a Bermuda exempted limited partnership that was established on June 27, 2011 under the provisions of the Exempted Partnerships Act 1992 of Bermuda and the Limited Partnership Act 1883 of Bermuda. Our registered and head office is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda, and the telephone number is +1.441.295.1443.

BREP was established to serve as the primary vehicle through which Brookfield will acquire renewable power assets on a global basis. As a result of the Combination completed on November 28, 2011, all of the renewable power assets of the Fund, a publicly traded entity in Canada, and BRPI were combined and are now indirectly held by BREP through BRELP and BRELP’s subsidiaries. On completion of the Combination, public unitholders of the Fund received one LP Unit in exchange for each trust unit of the Fund held and the Fund was wound up. Prior to the Combination, Brookfield owned an approximate 34% interest in the Fund on a fully-exchanged basis. On completion of the Combination, Brookfield owned 73% of BREP on a fully-exchanged basis. Brookfield now owns 65% of BREP on a fully exchanged basis and the remaining 35% is held by the public.

Recent Developments

The following is a summary of the material developments affecting our business from January 1, 2013 up to the date of this Form 20-F.

Construction and Development of New Facilities

We completed construction of two of our hydroelectric facilities in Brazil in November 2012 and February 2013.  These facilities have a total installed capacity of 48 MW and are expected to be capable of generating a combined 218 GWh of generation annually. Total construction costs were approximately R$400 million.

Brookfield Renewable is nearing completion of the $200 million, 45 MW hydroelectric facility in British Columbia which began construction in the second quarter of 2012 and is expected to be fully operational by the second quarter of 2014. The project is on scope, schedule and budget.

Acquisitions and Dispositions

On February 21, 2013, we announced that we were successful in our bid to purchase, through WWE Equity Holdings Inc., an indirect wholly-owned subsidiary, approximately 66% of the issued and outstanding common shares of Western Wind Energy Corp. (“Western Wind”), a company with 165 MW of wind and solar assets operating in California and Arizona, for C$2.60 in cash per common share.  In subsequent transactions in March and May 2013, an additional 27% of common shares were acquired for an additional cash consideration of $143 million and the remaining 7% of the common shares were acquired for additional cash consideration of $15 million. The common shares of Western Wind were delisted from the TSX Venture Exchange on May 24, 2013.

On March 1, 2013, Brookfield Renewable acquired a portfolio of hydroelectric generating stations in Maine (“White Pine”) from a subsidiary of NextEra Energy Resources, LLC, for a total enterprise value of approximately $760 million. The portfolio consists of 19 hydroelectric facilities and eight upstream storage reservoir dams primarily on the Kennebec, Androscoggin and Saco rivers in Maine, with an aggregate capacity of 360 MW and expected average annual generation of approximately 1.6 million MWh.  On September 19, 2013, our institutional partners co-invested 49.9% in our White Pine assets concurrent with the closing of a private fund sponsored by Brookfield resulting in Brookfield Renewable retaining a 50.1% interest in the portfolio.

On March 20, 2013, we acquired the remaining 50% interest held by our partner in Powell River Energy Inc. bringing our interest to 100%.

In December 2013, we were identified as part of a consortium that was named by the Irish Government as the preferred bidder to acquire state-owned Bord Gáis Energy.  Part of Bord Gáis Energy’s business includes a portfolio of operating and development wind energy projects in Ireland and Northern Ireland. It is expected that the purchase and sale agreement, once concluded, would lead to a formal completion some time in 2014 once regulatory and merger approvals are received.

On January 21, 2014, we acquired, with our institutional partners, a 70 MW hydroelectric portfolio in Maine consisting of nine facilities on three rivers (“Black Bear”).  The portfolio is expected to generate approximately 400 GWh annually. Brookfield Renewable’s interest in the portfolio is approximately 40%.

On February 3, 2014, we acquired, with our institutional partners, the remaining 50% interest in the 30 MW Malacha hydroelectric project located in northern California, bringing the total interest held by us and our partners in the project to 100%. Brookfield Renewable’s interest in the project is approximately 22%.

On February 6, 2014, we announced having entered into an agreement with our institutional partners to acquire a 33% economic and a 50% voting interest in a 417 MW hydroelectric facility in Pennsylvania (“Safe Harbor”). The total purchase price for the transaction is $289 million subject to customary working capital adjustments, and will be funded from the available liquidity and capital from Brookfield Renewable and its institutional partners. The transaction is subject to customary closing conditions and regulatory approvals and is expected to be completed in the first quarter of 2014. Brookfield Renewable’s share of the acquired interest is approximately 40%.

Project Financings

During 2013, the following project financings were completed for our portfolio:

•         In February 2013, Brookfield Renewable refinanced indebtedness associated with its Comber Wind facility through a C$450 million broadly marketed private placement bond financing. The senior bonds are fully amortizing and mature in 2030.

•         In March 2013, approximately 88% of the $575 million in project level notes outstanding with respect to our newly acquired White Pine portfolio were tendered and accepted for purchase by an affiliate of Brookfield Renewable pursuant to a previously announced cash tender offer. The purchase of the tendered notes was partially funded through a non-recourse, 24-month bridge loan of $279 million from a syndicate of banks that closed on March 6, 2013 (“White Pine Bridge Facility”). On May 8, 2013 the same affiliate purchased an additional $125 million in other holdco level notes pursuant to a previously announced change of control offer which purchase was partially funded using the White Pine Bridge Facility.

•         In March 2013, Brookfield Renewable refinanced indebtedness associated with its Gosfield Wind facility through a C$130 million floating rate credit facility.

•         On January 23, 2014, Brookfield Renewable refinanced its White Pine Bridge Facility through a $279 million credit facility for a term of 3.5 years.

•         On February 18, 2014, Brookfield Renewable completed a $140 million private placement bond financing for its Black Bear hydro portfolio. The senior bonds are non-amortizing and mature in 2024.

Corporate Financings

            In 2013, we increased the size of our credit facilities to which BREP and certain of our key holding companies are a party to $1,280 million from $990 million and extended all maturities to October 2017.

In January 2013, BRP Equity, a wholly-owned subsidiary of BREP, issued 7,000,000 Series 5 Shares at C$25 per share for gross proceeds of C$175 million. The net proceeds were used to repay outstanding indebtedness and for general corporate purposes.

In May 2013, BRP Equity, a wholly-owned subsidiary of BREP, issued 7,000,000 Series 6 Shares at C$25 per share for gross proceeds of C$175 million. The net proceeds were used to repay outstanding indebtedness and for general corporate purposes.

On May 17, 2013, we renewed our base shelf prospectus in Canada qualifying the additional issuance of up to $2 billion of LP Units, Class A Preference Shares and Finco Bonds.

Other

On March 13, 2013, a wholly-owned subsidiary of Brookfield sold 8,065,000 LP Units of BREP at an offering price of C$31.00 per LP Unit pursuant to a bought-deal secondary offering with a syndicate of underwriters.

4.B              BUSINESS OVERVIEW

Our Operations

We operate our facilities through three regional operating centers in the United States, Canada and Brazil which are designed to maintain and enhance the value of our assets, while cultivating positive relations with local stakeholders. We own and manage 193 hydroelectric generating stations, 11 wind facilities, and two natural gas-fired plants. Overall, the assets we own or manage have 5,849 MW of generating capacity and annual generation of 22,159 GWh based on long-term averages. The table below outlines our portfolio as at December 31, 2013:

	River	Generating	Generating	Capacity	LTA(1)(2)	Storage
	Systems	Facilities	Units	(MW)	(GWh)	(GWh)
Hydroelectric generation(3)
United States	28	126	371	2,696	9,951	3,582
Canada	18	32	72	1,323	5,062	1,261
Brazil	23	35	75	671	3,656	N/A
	69	193	518	4,690	18,669	4,843
Wind energy
United States	-	8	724	538	1,394	-
Canada	-	3	220	406	1,197	-
	-	11	944	944	2,591	-
Other	-	2	6	215	899	-
	69	206	1,468	5,849	22,159	4,843

(1)            Long-term average (“LTA”) is calculated on an annualized basis from the beginning of the year, regardless of the acquisition or commercial operation date.

(2)            Brazilian hydroelectric assets benefit from a market framework which levelizes generation risk across producers.

(3)            Long-term average is the expected average level of generation, as obtained from the results of a simulation based on historical inflow data performed over a period of typically 30 years. In Brazil, assured generation levels are used as a proxy for long-term average.

The following table presents the annualized long-term average generation of our operating portfolio on a quarterly basis as at December 31, 2013:

LTA (GWh)(1)(2)	Q1	Q2	Q3	Q4	Total
Hydroelectric generation(3)
United States	2,659	2,829	2,013	2,450	9,951
Canada	1,196	1,461	1,234	1,171	5,062
Brazil	947	892	894	923	3,656
	4,802	5,182	4,141	4,544	18,669
Wind energy
United States	311	468	341	274	1,394
Canada	324	292	238	343	1,197
	635	760	579	617	2,591
Other	222	218	240	219	899
Total	5,659	6,160	4,960	5,380	22,159

(1)           Long-term average (“LTA”) is calculated on an annualized basis from the beginning of the year, regardless of the acquisition or commercial operation date.

(2)           Brazilian hydroelectric assets benefit from a market framework which levelizes generation risk across producers.

(3)           Long-term average is the expected average level of generation, as obtained from the results of a simulation based on historical inflow data performed over a period of typically 30 years. In Brazil, assured generation levels are used as a proxy for long-term average.

We have a comprehensive power operations and development platform located in each of our regional markets that positions us to maintain and increase the value of our asset base while competitively positioning us with strong economies of scale for continued growth. Our business has approximately 1,200 employees throughout North America and Brazil. See Item 6.D “Employees”. We also maintain a portfolio of hydroelectric, wind and pumped storage development projects in each of Canada, the United States and Brazil. See Item 7.B “Related Party Transactions — Development Projects”.

Regional Operating Platforms

 U.S. Business

Over 50% of our renewable business is located in the United States, one of the largest economies and energy users in the world.  In the U.S., we are strategically focused on the power markets in the Northeast, Mid-Atlantic), Southeast and California, with additional operations in Arizona, Minnesota and Louisiana.

The majority of our U.S. capacity is located in New York and New England. In New York, we are one of the largest independent power producers with 75 hydroelectric facilities with an aggregate installed capacity of 711 MW. We have 1,274 MW of operating hydroelectric capacity in New England, including a 50% joint-venture operating interest in a 600 MW hydroelectric pumped storage facility located in Massachusetts. Pumped storage is a unique form of hydroelectric power which uses reversible turbines permitting energy to be stored by pumping water up into a reservoir, and then producing power at a later time by releasing the water during a period in which power prices are higher.

We also own eight wind farms located primarily in New Hampshire and California with a combined installed capacity of 553 MW. The California wind farms are primarily located in the Tehachapi area, one of the most proven wind resource areas in the United States, attractively located near Los Angeles load. We also own one combined cycle, natural gas-fired facility in Syracuse, New York, which sells its power output on a merchant basis and is predominantly used to meet power needs at times of peak demand.

Our U.S. headquarters are located just outside of Boston, Massachusetts, along with our U.S. National System Control Center, which can remotely control and monitor nearly all of our facilities in the country. We employ approximately 507 people in the United States. Approximately 40% of our employees are covered by collective agreements. We have experienced positive relations with our unionized work force in the United States.

Our rights to operate our hydroelectric facilities in the United States are secured primarily through long-term licenses from the Federal Energy Regulatory Commission (the “FERC”), the federal agency that regulates the licensing of substantially all hydroelectric power plants in the United States. The FERC has oversight of all ongoing hydroelectric project operations, including dam safety inspections, environmental monitoring, compliance with license conditions, and the license renewal process. Our ability to sell power from certain of our generation facilities is also subject to the receipt and maintenance of certain approvals from the FERC, including market-based rate authority.

Canadian Business

Canada has a strong hydropower tradition and continues to be one of the top three hydropower producers in the world.  Our facilities in Canada are situated in Québec, Ontario and British Columbia, Canada’s three largest power markets, representing approximately three-quarters of the Canadian population. Each of these provinces has adopted policies to increase the contribution of renewables in the supply mix by offering long-term contracts with government-owned utilities through competitive RFPs or feed-in-tariffs.

Most of our Canadian hydroelectric assets are larger utility-scale facilities with water storage reservoirs that can store approximately 1,300 GWh, or approximately 25% of Brookfield Renewable’s annual average hydroelectric generation in Canada.

We entered the Canadian wind business in 2004 and since then have completed the development, construction and operation of three wind farms in Ontario, with a combined installed capacity of 406 MW. In addition to our renewable power assets, we own one combined cycle natural gas-fired facility in Ontario which sells its power to the Ontario Electricity Financial Corporation under a contract currently expiring in May 2014 that is in the process of being renegotiated.

We have several projects in various stages of development. One of our more advanced development projects is the 45 MW Kokish hydroelectric project for which we have secured a 40-year PPA with BC Hydro. Construction began in the second quarter of 2012 and the project is expected to be fully operational by the second quarter of 2014, on scope, schedule and budget.

Our Canadian headquarters are located in Gatineau, Québec, along with our National System Control Center which allows remote monitoring and control of all of our assets in Canada. Our platform includes full hydroelectric and wind operating capabilities, as well as development and construction oversight expertise. We employ approximately 192 people in our Canadian operations and approximately 44% of our employees in Canadian operations are covered by collective agreements. We have experienced positive relations with our unionized work force in Canada.

We hold a variety of long-term waterpower licenses issued by the provinces where our operations are situated. These waterpower licenses permit us to use land, water and waterways for the generation of electricity. These licenses also contain terms that deal with water management, land use, public safety, recreation and the environment. At the end of the license period, license holders can apply to the requisite government body to have their licenses renewed.

Brazilian Business

Brookfield has been an investor and operator in Brazil for over 100 years. Recognizing Brazil’s growing demand for power and strong renewable resource base, Brookfield re-entered the Brazilian power market in 2003 and, since then, has grown its hydroelectric asset base significantly to 35 facilities on 23 river systems totaling approximately 671 MW of installed capacity. We own facilities located in the seven developed states of Brazil located in the south, southeast and mid-west regions. Such regions represent approximately 80% of the country’s population and economic activity. As such, we believe our business in Brazil is particularly well positioned to participate in one of the world’s fastest growing electricity markets and economies.

We have developed and built 14 facilities totaling 313 MW of capacity since 2003 and we have several hydro projects in various stages of development. In November 2012, we completed the construction of and commissioned a 19 MW hydroelectric facility and in February 2013, we completed construction of a 29 MW hydroelectric facility.

Our Brazilian headquarters are located in Rio de Janeiro, while our National System Control Center is located in Curitiba, Paraná from which we centrally control and monitor our Brazilian hydroelectric power stations. We employ approximately 306 people across our operations in Brazil and all of our employees are covered by annual collective agreements. We have experienced positive relations with our work force in Brazil. Our operating platform has full development, construction management and operating capability with an integrated power marketing team.

Rights to hydroelectric sites are secured in Brazil by obtaining authorizations and concessions from the Brazilian Ministry of Mines and Energy through the National Agency for Electric Energy (“ANEEL”). We generally focus on the SHPP segment of plants below 30 MW of capacity as these sites can be secured directly from ANEEL, whereas sites for hydroelectric plants above 50 MW can only be granted by public auction, where developers bid the lowest tariff to win the concession and a PPA with local utilities. Of our authorizations and concessions, 90% have terms exceeding 15 years. Generally, concessions and authorizations provide for an initial term of 30 years and renewal rights for an additional 20-year period.

See Item 3.D “Risk Factors — Risks Relating to our Operations and the Renewable Power Industry — Our operations are highly regulated and may be exposed to increased regulation which could result in additional costs to Brookfield Renewable” and Item 3.D “Risk Factors — Risks Relating to our Operations and the Renewable Power Industry — There is a risk that our concessions and licenses will not be renewed”.

Our Competitive Strengths

BREP is one of the largest publicly-traded, pure-play renewable power businesses in the world.  As the owner and operator of a diversified portfolio of high quality assets that produce electricity from renewable resources, our track record is strong.

Our assets generate high quality, stable cash flows derived from a highly contracted portfolio. Our business model is simple: utilize our global reach to identify and acquire high quality renewable power assets at favorable valuations, finance them on a long-term, low-risk basis, and enhance the cash flows and values of these assets using our experienced operating teams to earn reliable, attractive, long-term total returns for the benefit of our LP Unitholders.

.

One of the largest, listed pure-play renewable platforms. We own one of the world’s largest, publicly-traded, pure-play renewable power portfolios with $17 billion in power assets, 5,849 MW of installed capacity, and long-term average generation from operating assets of 22,159 GWh annually. Our portfolio includes 193 hydroelectric generating stations on 69 river systems and 11 wind facilities, diversified across 12 power markets in the United States, Canada and Brazil.

.

.

Generation by Technology	Generation by Market

Focus on attractive hydroelectric asset class.  Our assets are predominantly hydroelectric and represent one of the longest life, lowest cost and most environmentally preferred forms of power generation. Our North American assets have the ability to store water in reservoirs approximating 32% of their annual generation. Our assets in Brazil benefit from a framework that exists in the country to levelize generation risk across hydroelectric producers. This ability to store water and have levelized generation in Brazil, provides partial protection against short-term changes in water supply. As a result of our scale and the quality of our assets, we are competitively positioned compared to other listed renewable power platforms, providing significant scarcity value to investors.

Well positioned for global growth mandate. We have strong organic growth potential with an approximate 1,700 MW development pipeline spread across all of our operating jurisdictions, combined with the ability to capture operating efficiencies and the value of rising power prices for the market-based portion of our portfolio. Our organic growth is complemented by our strong acquisition ability. Over the last ten years we have acquired or commissioned approximately 160 hydroelectric assets totaling approximately 3,200 MW and 11 wind generating assets totaling approximately 950 MW. In 2013, we acquired or commissioned hydroelectric generating assets that have an installed capacity of 431 MW and 165 MW of wind generating assets. Our ability to develop and acquire assets is strengthened by our established operating and project development teams, strategic relationship with Brookfield Asset Management, and our strong liquidity and capitalization profile.

Attractive distribution profile.  We pursue a strategy which we expect will provide for highly stable, predictable cash flows sourced from predominantly long-life hydroelectric assets ensuring an attractive distribution yield. We target a distribution payout ratio in the range of approximately 60% to 70% of funds from operations and pursue a long-term distribution growth rate target in the range of 3% to 5% annually.

Stable, high quality cash flows with attractive long-term value for LP Unitholders.  We intend to maintain a highly stable, predictable cash flow profile sourced from a diversified portfolio of low operating cost, long-life hydroelectric and wind power assets that sell electricity under long-term, fixed price contracts with creditworthy counterparties. Approximately 93% of our 2014 generation output is sold pursuant to PPAs, to public power authorities, load-serving utilities, industrial users or to affiliates of Brookfield Asset Management. The PPAs for our assets have a weighted-average remaining duration of 18 years, providing long-term cash flow stability.

Strong financial profile. With $17 billion of power assets and a conservative leverage profile, consolidated debt-to-capitalization is approximately 41%. Our liquidity position remains strong with approximately $1.2 billion of cash and unutilized portion of committed bank lines. Approximately 74% of our borrowings are non-recourse to BREP. Corporate borrowings and subsidiary borrowings have weighted-average terms of approximately 8 and 12 years, respectively.

Renewable Power Growth Opportunity

Renewable energy continues to grow around the world due to its positive environmental profile, supply diversification benefits and increasing cost-competitiveness with traditional technologies.  Global installed renewable power is now approaching 1,400 GW worldwide.  Significant new renewable generation supply continues to be built, consisting primarily of new hydro and wind capacity, with the industry adding in the range of 100 GW or $200 billion of new renewable power supply each year. The following chart illustrates the global growth in various renewable power generation sectors from 2000 to 2012.

_________________

Sources:  BP Statistical Review of World Energy – June 2013 (for wind, geothermal and solar capacity 2000-2012); U.S. Energy Information Administration - International Energy Statistics (for hydroelectric capacity 2000-2010); hydro capacity for 2011 & 2012 is assumed to increase in line with the growth in hydro generation in these years (from the 2013 BP Statistical Review).

Global Renewable Power Drivers

We believe that, over time, strong continued growth in renewable power generation will be driven by the following:

Conventional coal and nuclear generation face challenges. The continued reliance on large-scale coal and nuclear facilities is causing concern with power system regulators and the general public. Coal plants are increasingly facing legislative pressures to undertake significant environmental compliance expenditures. This in turn is accelerating the retirement of coal plants, which need to be replaced by new capacity. Following the Fukushima nuclear disaster in Japan, and in light of on-going cost uncertainties and concern over waste disposal, public concern over new nuclear construction and continued life extension of existing facilities has increased. This, combined with a current environment of lower natural gas prices, has delayed or halted most new nuclear development activities in the United States, and has even caused some countries with significant nuclear generation to legislate the early retirement of existing capacity.

Renewables are a cost effective way of diversifying fuel risk. The abundance of low cost natural gas in North America presents a unique opportunity to potentially replace aging coal and nuclear facilities with a domestic fuel source that is cost effective and has a lower environmental impact. As natural gas gains further acceptance, we expect the need to diversify exposure to potentially rising fuel costs will increase the demand for renewable technologies, particularly hydroelectric and wind energy. In addition, technological developments over the last decade continue to reduce the costs of renewable technologies enhancing their position as a cost competitive complement to gas-fired generation and a means to meeting more stringent environmental standards.

Supported by government policies and incentives. There are various strategies that governments are using to encourage development of renewable power resources which generally include renewable portfolio standards (“RPS”) (requiring electricity distributors to obtain a minimum percentage of their power from renewable energy resources by specified target dates) and tax incentives or subsidies. Globally, at least 64 countries, including all 27 European Union countries, have national targets for renewable energy supply, and 37 U.S. states, the District of Columbia, Puerto Rico and nine Canadian provinces have RPS or policy goals that require load-serving utilities to offer long-term power purchase contracts for new renewable supply.

Widespread acceptance of climate change. Over the last six years, it has become generally accepted that the combustion of fossil fuels contributes to global warming. The Intergovernmental Panel on Climate Change (“IPCC”) releases a series of four reports every five years to build awareness of climate change and continues to observe that average temperatures in the world’s northern hemisphere  are likely the highest in at least the past 1,300 years. In 2005, atmospheric concentrations of carbon dioxide exceeded by far the natural range over the last 650,000 years. According to the IPCC, the ramifications of global warming for society are significant. As the electricity sector is one of the largest contributors to carbon dioxide emissions globally we have observed that universal concern about global warming has become a catalyst for governments to take environmental policy action, often through legislation of renewable power procurement targets or implementation of feed-in-tariffs.

Our Core Markets

Our operating platforms in the United States, Canada and Brazil make us particularly well positioned to continue our growth in these markets. In addition, due to our relationship with Brookfield, we have access to Brookfield’s investment platforms in Europe and Australasia, giving us the capability to source transactions globally.

United States

We believe that in the last few years, the United States has offered consistent, broad-based policy momentum to transition the country’s electricity producers to cleaner generation and promote increased energy independence. The United States is the world’s second largest wind market with approximately 60,000 MW of installed wind capacity as at the end of 2012. One of the most significant drivers of renewable power growth in the United States has been the adoption of RPSs in 30 states and the District of Columbia with renewable targets set to as high as 33% of the total supply mix by 2020. In addition, growth has been driven by various government incentive programs supporting investment in new renewables.

Concurrent with expanding policy supporting renewables, the environmental regulation of traditional thermal coal-fired generation has become significantly more stringent. In particular, the United States Environmental Protection Agency’s (the “EPA”) “MATS” rule (Mercury and Air Toxics Standards) – effective 2015 – requires the application of maximum available control technology emissions standards for hazardous air pollutants (among others, mercury, metals and acid gases) from coal-fired and oil-fired electric generating units. Other EPA regulations in force or in preparation – addressed to other air pollutants as well as to cooling water use and to disposal of combustion residuals – could impose further significant compliance capital expenditures for coal-fired facilities. Since over half of this coal-fired capacity is over 30 years old, and approximately 50% of total U.S. coal capacity lacks significant emissions control technology, we believe these regulations will accelerate retirement decisions. This supply will need to be replaced by new capacity and we believe renewable and gas generation are complementary solutions to fill this gap.

In the United States, we are strategically focused on the power markets in the northeast (New York, New England), the Pennsylvania-Jersey-Maryland Independent System Operator (PJM ISO) region,

and California, with operations in other states such as Minnesota, Louisiana, Tennessee and North Carolina. Together these markets cover over 70% of the U.S. population, most of which have strong RPS targets, aging electricity infrastructure and/or pressure to retire coal generation, providing a high value market for renewable generation.

Canada

In Canada, renewable energy policy is predominantly implemented at the provincial level. We are currently active in Ontario, Québec and British Columbia, and all of these jurisdictions have adopted policies to increase the contribution of renewables in the supply mix which presents attractive opportunities for both project development and asset acquisition.

Ontario’s 2013 Long Term Energy Plan anticipates that approximately 20 GW of renewable power generation will be online within the province by 2025, compared to a year-end 2013 total of approximately 11 GW. There is currently over 4,500 MW of renewable capacity contracted in Ontario as the province completes the phase-out or repowering of approximately 3,500 MW of existing coal capacity. Furthermore, approximately half of Ontario’s nuclear capacity is aging and approaching the end of its useful life in this decade. The Ontario Government has also announced a $7 billion transmission expansion plan to facilitate the integration of more renewable resources. In Québec, while most generating capacity is provincially owned, since 2003, Hydro-Québec Distribution has contracted for over 3,500 MW of renewable capacity, consisting primarily of wind-power. In British Columbia, the 2010 Clean Energy Act outlines a vision for “clean energy leadership” in the province with goals of self-sufficiency in electricity generation by 2016, while securing over 90% of total generation requirements from clean or renewable generation sources, leading to the award of power purchase contracts for approximately 2,200 MW.

Brazil

With the world’s fifth largest population and seventh largest economy, Brazil offers a rapidly growing market with sound, investment-grade, macro-economic fundamentals. Electricity demand has grown by 4.4% annually over the last 30 years, a trend we expect will continue in line with rising incomes and per capita consumption (which today is still less than one-fifth of that in the United States). As a result, we expect Brazil will require approximately 6,000 MW of new supply annually to meet its growing demand. By 2021, Brazil’s energy planning agency projects that 66,000 MW of new supply will be needed, while only approximately 42,000 MW of capacity is currently under construction. Much of this planned supply growth relies on large-scale hydroelectric, transmission and thermal generation infrastructure construction, some of which is facing environmental, permitting and labor challenges. As a result, notwithstanding certain regulatory measures adopted in September 2012 affecting concession renewals which had the goal of reducing end-user electricity costs by an average of 20%, we believe supply constraints will continue to increase prices and give rise to opportunities to build or acquire new capacity.

In addition to a growing SHPP segment in Brazil, other segments of the renewable power industry are growing, notably biomass cogeneration and wind power. Brazil has 9,000 MW of installed biomass capacity with another 5,700 MW to be developed until 2021, which for the most part is integrated with existing sugar or ethanol mills. Brazil is the world’s leading and most efficient producer of these commodities making this a growing segment of the renewable power industry and one in which we actively evaluate investment opportunities.

We believe there are two aspects of the market in Brazil that make our business particularly compelling. First, substantially all of our facilities participate in the MRE which significantly reduces the impact of hydrology variability on our cash flows. Through this pool, hydroelectric power generators are paid on the basis of “assured energy”, or long-term average generation established through government-approved hydrological studies, rather than actual production. Participating generators effectively share hydrology risk as generators experiencing below average generation conditions purchase power from generators experiencing above average conditions at prices based on a marginal production cost formula, or when producing more than normal generation, sell that power on the same basis. Secondly, in Brazil, SHPPs under 30MW operate in a special segment of the market that benefit from certain preferred economic and regulatory rights. Customers that purchase power from these plants benefit from a special discount for the use of the distribution system which, in turn, enables us to capture a portion of this discount through higher prices with end-use customers.

Europe

Europe’s population of approximately 600 million is served by a power system with a capacity of approximately 1,000 GW, generating approximately 3,500 TWh annually. Renewable generation technologies account for approximately one third of total installed capacity, including approximately 150 GW hydroelectric, approximately 105 GW wind, and approximately 68 GW solar, making Europe the largest renewable market in the world and a significant growth opportunity for Brookfield Renewable.

Europe has long been at the forefront in adopting policies to support renewables development and address climate change.  For 2020, the European Union (“EU”) has committed to cutting its greenhouse gas emissions to 20% below 1990 levels and to raise the share of total energy consumed from renewables to 20%.  As of 2012, 14% of energy consumed in the EU was from renewable sources. The challenge of meeting 2020 targets varies significantly by country: for example in the United Kingdom, 4% of total energy requirements were supplied by renewables in 2012 against a 2020 target of 15%, while in Germany renewables accounted for 12% of 2012 requirements against an 18% target for 2020.   In all countries, the power sector has a pivotal role in meeting renewable energy targets.  Brookfield estimates that approximately 250 GW of additional wind-equivalent power capacity is required in Europe to achieve the 2020 target.  Longer term, the EU has endorsed even more challenging environmental goals, including further reductions in greenhouse gas emissions to 80% or more below 1990 levels by 2050.

Individual member states have sought to meet their binding EU targets by extensive implementation of incentive programs supporting renewable power development.  For example, the United Kingdom requires electricity suppliers to meet a fixed proportion of their energy requirement from renewable resources and issues renewable generators with tradable Renewable Obligation Certificates which provide an additional source of revenue above market prices. Germany offers a fixed Contract for Differences payment to renewable sources.  Most support programs are funded by a levy on retail electricity rates rather than a direct payment from the government.  In addition, the EU’s CO2 emissions cap-and-trade program (EU ETS) enhances the competitive position of renewables generators by increasing the operating costs for fossil fueled generators.

European power market fundamentals point to firmer longer term pricing.  While demand growth is relatively modest in Northwestern Europe, the outlook in in the Southern and Eastern regions is more robust (greater than 1%).  Prices are also supported by large-scale power plant retirements due to EU air emission regulations (LCPD, IED) and by accelerated nuclear shutdowns in Germany and France.

We believe that Europe offers a stable platform for future expansion with strong policy resolve and upside potential.  Our investment and growth strategy focuses on larger, low-sovereign risk markets that have both a record of reliable renewable policies and renewable assets with attractive long-term fundamental value and scarcity attributes.

Other Markets

While we do not currently operate renewable power assets outside of Canada, the United States and Brazil, Brookfield has investment platforms in Europe, South America and Australasia, regions which also offer significant renewable power growth potential.

In South America, Colombia and Peru are investment-grade rated countries that have established competitive electricity markets and each country needs over 500 MW of new power supply annually to meet strong economic and natural resource driven demand growth. These countries benefit from significant undeveloped hydroelectric potential and power prices remain relatively low on a global scale but should increase over the long-term as new supply needs to be built to meet demand growth.

Australia is a market where Brookfield has a significant real estate and infrastructure presence. More than 60% of the 47 GW of installed capacity in Australia’s National Electricity Market is coal-fired, Australia has experienced robust economic growth over the last decade driven by Asian demand for natural resources, and the topic of the country’s carbon footprint is under active national debate. We expect support for the development of new renewable power resources over the next decade as a policy offset to the bias of this export-led growth towards the conventional energy and commodity sectors.

Our Growth Opportunity

We believe that the current transaction environment offers attractive acquisition opportunities to invest in renewable power acquisitions or developments that we expect will allow us to deploy capital, on an accretive basis, in the following opportunities:

•         Asset monetizations and divestitures. Significant renewable power generation capacity is owned by industrial companies, smaller independent power producers, private equity investors or foreign companies. These types of owners sell renewable power assets either because power generation is not their core business, their investment horizons are shorter, or a particular market ceases to be strategic.

•         Privatizations.  We believe that in the current fiscal climate, governments will continue to engage the private sector in providing funding solutions for infrastructure requirements which could increasingly involve sales of existing assets. Our proven operating track record, global scale and ability to partner with local pension and institutional investors may better competitively position us to participate in such opportunities.

•         Development cycle divestitures. Renewable power assets are often developed or built by smaller developers or construction companies who, in our experience, seek to capture development-stage returns. We have been, and believe will continue to be, a logical acquirer of, or partner in, such projects. Our focus on acquisitions in this area also gives us a unique perspective on pursuing the best development-stage opportunities through acquisitions or by building projects in our own portfolio.

•         Brookfield Renewable’s development project portfolio. In addition to growing our business through acquisitions, we intend to pursue organic growth by developing our portfolio of greenfield projects. We indirectly own over 25 development projects in Brazil, Canada and the United States totaling an estimated 1,700 MW of potential capacity (see Item 7.B “Related Party Transactions — Development Projects”). Over the past ten years, Brookfield has completed or commenced construction on 21 development projects totaling in aggregate over 1,000 MW of capacity giving us a successful execution track record in each of our focus markets as a developer of hydroelectric and wind capacity. We have acquired and retained the development expertise and capability to advance our renewable power projects from the development stage to commercial operation, and have recently consolidated this expertise into a single, global development team. We also have the necessary expertise to oversee the regulatory, engineering, construction execution, transmission, permitting, licensing, environmental and legal activities required for successful project development.

Revenue and Cash Flow Profile

We believe that our portfolio offers high quality cash flows derived from predominantly hydroelectric assets. Our cash flow profile, which we believe will be highly stable and predictable, is derived from the combination of long-term, fixed price contracts, a unique hydro-focused portfolio with a low cost structure, and a prudent financing strategy focused on non-recourse debt with an investment grade balance sheet. Accordingly, we believe that we have a high degree of predictability in respect of revenue and costs on a per MWh basis.

We believe that we have a predictable pricing profile driven by long-term PPAs with a weighted average remaining duration of 18 years, which combined with a well-diversified portfolio that reduces variability in our generation volumes enhances the stability of our cash flow profile. As outlined in the graph below, the majority of our long-term PPAs are with investment-grade rated or creditworthy counterparties such as government-owned utilities or power authorities, Brookfield or industrial power users. See Item 3.D “Risk Factors — Risks Related to Our Operations and the Renewable Power Industry — Counterparties to our contracts may not fulfill their obligations and, as our contracts expire, we may not be able to replace them with agreements on similar terms”.

.

.

Counterparties to Brookfield Renewable’s Power Contracts

As at December 31, 2013, Brookfield Renewable had contracted 93% of 2014 generation at an average price of $82 per MWh.

As at December 31, 2013, over the next three years Brookfield Renewable has on average approximately  4,005 GWh of energy annually which is uncontracted. All of this energy can be sold into the current wholesale or bilateral market, however we intend to maintain flexibility in re-contracting to position ourselves to achieve the most optimal pricing.

The following table presents revenue, Adjusted EBITDA and funds from operations on a segmented basis for the fiscal years ended December 31, 2013, 2012, and 2011 by hydroelectric, wind and other facilities. Hydroelectric and wind information is further segmented by hydroelectric facilities located in the United States, Canada and Brazil.

	Hydroelectric			Wind energy		Co-gen	Other	Total
(MILLIONS)	U.S.	Canada	Brazil	U.S.	Canada
For the year ended Dec 31, 2013:
Revenues	$677	$399	$301	$125	$133	$71	$-	$1,706
Adjusted EBITDA(1)	494	330	221	85	113	23	(58)	1,208
Funds from operations(1)	274	266	169	21	69	23	(228)	594
For the year ended Dec 31, 2012:
Revenues	$438	$272	$340	$58	$131	$70	$-	$1,309
Adjusted EBITDA(1)	294	213	236	31	113	20	(55)	852
Funds from operations(1)	148	148	151	2	69	20	(191)	347
For the year ended Dec 31, 2011:
Revenues	$467	$237	$335	$-	$70	$60	$-	$1,169
Adjusted EBITDA(1)	336	179	269	-	58	25	(63)	804
Funds from operations(1)	163	116	147	-	33	25	(152)	332

(1)            Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures.”

Our Adjusted EBITDA and funds from operations in 2011 reflect 11 months of earnings from both the Fund and privately held power assets of Brookfield, without the benefit of contracts in place in Brookfield Renewable, plus one month of Brookfield Renewable’s results after completion of the Combination on November 28, 2011.

In 2011, our annual pro-forma Adjusted EBITDA and funds from operations, assuming the combination was completed on January 1, 2011 and generation was consistent with long-term averages would have totaled approximately $986 million and $495 million, respectively. As described in Item 5.A “Operating Results — Performance Measurement”, Adjusted EBITDA and funds from operations do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be similar measures presented by other companies. For additional information, see Item 5.A “Operating Results — Financial Review for the Years Ended December 31, 2013 and 2012”, Item 5.A “Operating Results — Financial Review for the Years Ended December 31, 2012 and 2011” and Item 5.A “Operating Results — Reconciliation of Pro Forma Results.”

Our portfolio benefits from significant hydrology diversification, with assets distributed on  69 river systems in three countries. Our water storage capabilities and our access to the hydrological balancing pool administered by the government of Brazil amount to approximately 38% of annual generation, allowing us to mitigate hydrological fluctuations, optimize production and minimize losses due to outages.

North America. In North America, we generate revenues primarily through energy sales by way of long-term PPAs with creditworthy counterparties such as government-owned entities or power authorities (including for example, the Ontario Power Authority, Ontario Electricity Financial Corporation, Hydro-Québec, BC Hydro and the Long Island Power Authority), load-serving utilities (such as Entergy Louisiana), Brookfield and its subsidiaries, and in some cases industrial power users. Currently, our North American portfolio is largely contracted pursuant to long-term PPAs that are generally structured on a “take or pay” basis without fixed or minimum volume commitments. As a result, there is minimal risk of having to supply power from the market to customers when we are experiencing low water or wind conditions. Most of our PPAs also provide for annual escalation of the realized price, typically linked to inflation. In respect of power sold to Brookfield, Brookfield will in some cases have entered into back to back power resale agreements in respect to output purchased from Brookfield Renewable (see Item 4.B “Business Overview — The Service Provider — Energy Marketing”).

Brazil. In the Brazilian electricity market, energy is typically sold under long-term contracts either to regulated load-serving distribution companies, or “free customers”, which are customers with more than 0.5 MW of annual demand and who can choose their own electricity supplier. Both types of customers are required to demonstrate that they have contracts in place to meet all forecast demand annually. In the regulated market, Brookfield has typically entered into 20-30 year PPAs with creditworthy state-owned utilities. In the “free customer” market, Brookfield has typically entered into three to eight year PPAs with large industrial and commercial customers, generally engaged in producing essential services or products such as the telephone, food and pharmaceutical industries. Our PPAs in Brazil typically provide a fixed price that is fully indexed to inflation annually. Our Brazilian portfolio has a weighted average remaining contract term of approximately six and a half years and we believe that it is well positioned to capitalize on market opportunities in the medium term as 7% of the portfolio is scheduled to be re-contracted in 2014 and a further 34% is scheduled to be re-contracted in 2015.  We believe that during this period the Brazilian power market will experience strong load growth which, combined with more expensive energy sources in the supply mix, will lead to attractive power prices.

Operating Philosophy

We employ a hands-on, operations-oriented, long-term owner’s approach in the management of our portfolio, which is designed to ensure that we maintain and, where possible, enhance the value of our assets while cultivating positive relationships with local stakeholders. The operation of our generating facilities is largely decentralized through three regional operating centers covering the United States, Canada and Brazil. We supplement our regional operating platforms with a strong corporate team that provides strategic direction, commercial and business development, oversight of operations and establishes consistent policies in areas such as compliance, information technology, health, safety and security, human resources, stakeholder relations and procurement.

In addition, we benefit from the expertise of Brookfield, who provides strategic direction, corporate oversight, commercial and business development, and oversees decisions with regard to the funding and growth of our business. We believe this approach leads to a strong decision-making culture and long-term owner-oriented investment philosophy to build value.

The cornerstones of our operations philosophy are:

Strong regional operating platforms. In each of our core markets, we have built strong regional platforms with full construction oversight and operational and development capabilities. Each of our regional platforms has a centralized, automated plant dispatch and control center allowing remote operation of most of our facilities and a central interface with regulatory and market authorities. This capability allows us to benefit from economies of scale by leveraging our operating platform when growing our business.

Disciplined management of operating costs. Our operations are focused on maintaining the cost competitive position of our portfolio through disciplined management of operating costs with the objective of offsetting the costs of inflation annually. In addition, the scalability of our platforms allow us to grow the portfolio with little incremental fixed costs ensuring a stable and predictable cost profile over the long term.

                Focus on asset reliability and availability. Maintaining high reliability and availability of our plants is critical as our long-term contracts provide for us to be paid for all energy delivered. To the greatest extent possible, our operating teams perform all periodic and planned maintenance activities during periods of low hydrology or wind, in order to minimize lost revenue opportunities and take advantage of excess capacity at our plants.

Long-term ownership and asset reinvestment. We seek to preserve and enhance the productivity, reliability and longevity of each of our generating facilities. The cornerstone of our asset maintenance and enhancement program is a 20-year forward-looking capital reinvestment plan. A detailed plan is prepared for each asset by our teams working together with independent engineering firms, recognized as industry leaders in hydroelectric and wind energy production and maintenance. We develop and implement our plans by taking a long-term owner’s perspective and believe the low capital expenditure maintenance requirements and long useful life of our assets are attractive attributes of hydroelectric assets. Hydroelectric power generation is a mature, efficient and relatively simple technology that has not changed dramatically over the past century.

Culture of health, safety, security and environmental leadership. We strive to achieve excellence in safety performance and to be recognized as an industry leader in accident prevention. Our overall objective is to incur zero high risk safety incidents and zero lost time injuries. We have adopted written HSS&E policies that include frameworks for oversight, compliance, compliance audits and sharing best practices both within our operations and the global Brookfield group. We maintain a HSS&E Steering Committee, consisting of the Chief Executive Officer, President and the Chief Operating Officers of the regional operations, and require all employees, contractors, agents and others involved in our operations to comply with our established HSS&E practices.

Positive local stakeholder relationships. We seek to have transparent and well-established relationships with local stakeholder groups and the communities in which we operate, which we believe is a key element of successfully operating and developing renewable power facilities. In order to ensure the successful renewal and implementation of our water power licenses and land leases, we consult and work proactively with local stakeholders and communities potentially affected by our operations.

We maintain a performance-based culture in our operations and develop annual performance targets in each of the above areas to measure the performance of our operating teams.

Our Growth Strategy

We expect to continue focusing primarily on long-life renewable power assets that provide stable, long-term contracted cash flows, or, where uncontracted, are acquired on a value basis and located in high-value power markets where rising power prices offer strong prospects to generate growing cashflows and can appreciate in value over time. We intend to combine our industry, operating, development and transaction expertise with our ability to commit capital to transactions in order to secure opportunities at attractive returns for securityholders. To grow Brookfield Renewable, we benefit from a proactive and focused business development strategy in each of our markets and Brookfield’s global investment platform that may lead to originating attractive opportunities for investment. We expect that our growth will be focused on the following:

•         Organic development growth. We intend to grow our business by pursuing organic development growth, either by building projects from our approximate 1,700 MW development pipeline, or through the acquisition of development-stage assets. We intend to focus on development-stage acquisition opportunities that are in high-value sites in our core markets, positioning us to leverage the technical and operating expertise of our regional platforms. We expect that a relatively small portion of our cash flows will be allocated during the early stages of project development, but that meaningful capital commitments would be made once a project benefits from sound commercial arrangements that limit construction risk and secures long-term stable cash flows.

•         Acquisitions of operating assets within core markets. We expect to continue our growth in the United States, Canada and Brazil, where our existing renewable power operating platforms allow us to efficiently integrate operating or development-stage renewable power assets and capture economies of scale. Within each of these countries, our growth strategy is focused on the higher-value and higher-growth regional electricity markets. For example, in the United States, our strategy is to continue our growth in the eastern, southern and western power markets, where higher electricity prices, load growth and renewable portfolio standards offer more attractive returns and enhanced long-term value. Similarly in Brazil, our operations and growth objectives are focused on the southern and mid west portion of the country where over 80% of the population and economic activity is located. While most of our portfolio benefits from long-term contracts, an important part of our strategy in the United States over the last year has been to acquire uncontracted hydro facilities that due to their low operating cost position can benefit from a recovery in power prices.

•         Diversification into new markets. We intend to establish an operating presence in new markets that offer attractive opportunities to enhance the geographic diversification of our operations by adding operating platforms that we can grow over time by investing capital at attractive risk-adjusted returns. We believe current market conditions in Europe offer a particularly unique opportunity to build a continental operating platform by acquiring renewable power assets and businesses for value.  We benefit from our Service Provider’s investment teams in Europe and Australia, that together with our capabilities in our core markets, give us the ability to transact on a global basis.

•         Diversification of renewable power technologies. While we intend to maintain our predominantly hydroelectric focus, we also intend to direct some of our efforts on select assets utilizing other renewable power technologies that can benefit from the long-life, high barrier to entry and sustainable competitive cost advantage of our hydroelectric fleet. We have built our wind business by focusing on building or acquiring projects that are located in high-value power markets where the underlying renewable power resource has high scarcity value which is secured through long-term site ownership rights. There are a number of other renewable power technologies we would consider for investment. For example, solar is becoming more reliable, proven and cost effective and is the fastest growing segment of the renewable power industry globally. Geothermal assets, where operating with a proven steam resource profile, can also be an attractive source of baseload renewable power.

Our Distribution Policy

We believe our high-quality assets and PPA portfolio will provide BREP with stable and predictable annual cash flow to fund our distributions. See Item 5.A “Operating Results — Summary of Historical Quarterly Results on a Consolidated Basis” for the quarterly distributions made by BREP subsequent to the Combination. In 2011, the Fund paid distributions of C$0.975 only in respect of the first three quarters as the Fund was wound up on November 28, 2011.

In December 2011, BREP declared its first cash distribution of $0.3375 ($1.35 annually) per LP Unit for the fourth quarter of 2011. The distribution was paid on January 31, 2012 to LP Unitholders of record on December 31, 2011. BREP increased its regular quarterly distribution to $0.345 ($1.38 annually) per LP Unit commencing with the declaration of the first quarter distribution for fiscal 2012. The fourth quarter distribution was paid on January 31, 2013 to LP Unitholders of record on December 31, 2012. BREP also declared first quarter distributions for fiscal 2013 in the amount of $0.3625 ($1.45 annually) per LP Unit with the first increased distribution paid on April 30, 2013.  On February 6, 2014, we announced an increase of our distributions to our LP Unitholders from $1.45 per annum to $1.55.  We intend to continue to operate as a growth-oriented entity with a focus on increasing the amount of cash available for distributions on each LP Unit.

On November 5, 2013, BREP announced a change to the record dates and payment dates of its quarterly distributions. The declaration and payment of distributions are subject to the discretion of the board of directors of the Managing General Partner. Distributions will be paid quarterly on the last business day of December, March, June and September of each year, to LP Unitholders of record on the last day of November, February, May and August, respectively.  Further, on February 6, 2014, BREP announced that registered and beneficial LP Unitholders who are resident in Canada or the United States may opt to receive their distributions in either U.S. dollars or the Canadian dollar equivalent, based on the Bank of Canada noon exchange rate on the Record Date or, if the Record Date falls on a weekend or holiday, on the Bank of Canada noon exchange rate of the preceding business day. The amount of any distribution payable by us is always at the discretion of the board of directors of the Managing General Partner and will be evaluated periodically, and may be revised subject to business circumstances and expected capital requirements depending on, among other things, our earnings, financial requirements for our operations, growth opportunities, the satisfaction of applicable solvency tests for the declaration and payment of distributions and other conditions existing from time to time (see Item 10.B “Memorandum and Articles of Association – Description of Our LP Units and the Amended and Restated Limited Partnership Agreement of BREP — Distributions”).

Our ability to continue paying or growing cash distributions are impacted by the cash we generate from our operations. The amount of cash we generate from our operations will fluctuate from quarter to quarter and will depend on various factors, several of which are outside our control, including the weather in the jurisdictions in which we operate, the level of certain operating costs and prevailing economic conditions. As a result, cash distributions to the LP Unitholders are not guaranteed. Refer to Item 3.D “Risk Factors — Risks Related to our LP Units” for a list of the primary risks, whether at previous levels or higher, that impact our ability to continue paying comparable or growing cash distributions.

We expect to have a payout ratio of approximately 60 to 70% of funds from operations, allowing us to reinvest surplus cash flow in attractive and accretive opportunities in the renewable power sector and position us to grow our distributions per LP Unit over time. Historically, funds from operations was not used as a key financial measure for the Fund. However, prior to the Combination the Fund’s target payout ratio was approximately 80% of distributable cash (funds from operations less levelized capital expenditures and debt amortization). This is substantially equivalent to a 60% to 70% target payout ratio based on funds from operations, which would approximate 80% of distributable cash, as defined above.

We are pursuing a long-term distribution growth rate target in the range of 3% to 5% annually. The 3% to 5% annual growth rate target for distributions compares to a historical annualized distribution growth rate of the Fund of 2.2% per LP Unit from inception in 1999 up to the date of the Combination. The increase from the historical growth rate of the Fund to the current target of 3% to 5% for BREP reflects the expected benefits of the Combination, including a broader set of growth opportunities from new and expanded geographies, significantly greater generating assets and capitalization and enhanced access to capital.

Pursuant to the terms of the Preference Share Guarantees, if the declaration or payment of dividends on the Series 1 Shares, Series 2 Shares, Series 3 Shares, Series 4 Shares, Series 5 Shares, Series 6 Shares is in arrears, BREP will not make distributions on our LP Units.

Our Distribution Reinvestment Plan

In February 2012, BREP adopted a DRIP for LP Unitholders who are residents of Canada. Subject to regulatory approval and U.S. securities law registration requirements, we may in the future expand our DRIP to include LP Unitholders resident in the United States. LP Unitholders who are not residents of Canada or the United States may participate in our DRIP provided that there are not any laws or governmental regulations that prohibit them from participating in our DRIP. The following is a summary description of the principal terms of our DRIP.

Pursuant to our DRIP, Canadian holders of our LP Units are able to elect to have distributions paid on our LP Units held by them automatically reinvested in additional LP Units to be held for the account of the LP Unitholder in accordance with the terms of our DRIP.

Distributions due to DRIP participants will be paid to the plan agent, for the benefit of the DRIP participants. If a DRIP participant has elected to have his or her distributions automatically reinvested, or applied, on behalf of such DRIP participant, to the purchase of additional LP Units, such purchases will be made from BREP on the distribution date at the Market Price.

As soon as reasonably practicable after each distribution payment date, a statement of account will be mailed to each participant setting out the amount of the relevant cash distribution reinvested, the applicable Market Price, the number of LP Units purchased under our DRIP on the distribution payment date and the total number of LP Units, computed to four decimal places, held for the account of the participant under our DRIP (or, in the case of CDS participants, CDS will receive such statement on behalf of beneficial owners participating in our DRIP). While BREP will not issue fractional LP Units, a DRIP participant’s entitlement to LP Units purchased under our DRIP may include a fraction of an LP Unit and such fractional LP Units shall accumulate. A cash adjustment for any fractional LP Units will be paid by the plan agent upon the termination by a DRIP participant of his or her participation in our DRIP or upon termination of our DRIP. A registered holder may, at any time, obtain a Direct Registration System statement (a “DRS Statement”) for any number of whole LP Units held for the participant’s account under the DRIP by notifying the plan agent. DRS Statements for LP Units acquired under our DRIP will not be issued to participants unless specifically requested. Prior to pledging, selling or otherwise transferring LP Units held for a participant’s account (except for a sale of LP Units through the plan agent), a registered holder must request a DRS Statement be issued. The automatic reinvestment of distributions under our DRIP will not relieve participants of any income tax obligations applicable to such distributions. No brokerage commissions will be payable in connection with the purchase of our LP Units under our DRIP and all administrative costs will be borne by BREP.

LP Unitholders will be able to terminate their participation in our DRIP by providing, or by causing to be provided, notice to the plan agent. Such notice, if actually received by the plan agent no later than five business days prior to a record date, will have effect in respect of the distribution to be made as of such date. Thereafter, distributions to such LP Unitholders will be paid directly to the LP Unitholder. In addition, LP Unitholders may request that all or part of their LP Units held under the DRIP in cash be sold. When LP Units are sold through the plan agent, a holder will receive the proceeds less any handling charges and brokerage trading fees. BREP will be able to terminate our DRIP, in its sole discretion, upon notice to the DRIP participants and the plan agent, but such action will have no retroactive effect that would prejudice a participant’s interest. BREP will also be able to amend, modify or suspend our DRIP at any time in its sole discretion, provided that the plan agent gives written notice of that amendment, modification or suspension to our LP Unitholders, for any amendment, modification or suspension to our DRIP that in BREP’s opinion may materially prejudice participants.

BRELP has a corresponding distribution reinvestment plan in respect of distributions made to BREP and Brookfield. BREP does not intend to reinvest distributions it receives from BRELP in BRELP’s distribution reinvestment plan except to the extent that holders of our LP Units elect to reinvest distributions pursuant to our DRIP. Brookfield has advised BREP that it may from time-to-time reinvest distributions it receives from BREP or BRELP pursuant to our DRIP or BRELP’s distribution reinvestment plan. The limited partnership units of BRELP to be issued to Brookfield under the distribution reinvestment plan will become subject to the Redemption-Exchange Mechanism and may therefore result in Brookfield acquiring additional LP Units of BREP. See Item 10.B “Memorandum and Articles of Association – Description of the Amended and Restated Limited Partnership Agreement of BRELP — Redemption–Exchange Mechanism”.

BRP Equity

            Distributions to Preferred Shareholders

BRP Equity will pay dividends to the holders of its Series 1 Shares, Series 3 Shares, Series 5 Shares and Series 6 Shares and, if applicable, Series 2 Shares and Series 4 Shares, as and when declared by the board of directors of BRP Equity. BRP Equity’s Series 1 Shares, Series 2 Shares, Series 3 Shares, Series 4 Shares, Series 5 Shares and Series 6 Shares are guaranteed by BREP and the other Guarantors under the Preference Share Guarantees described under Item 10.B “Memorandum and Articles of Association – BRP Equity — Class B Preference Shares — Preference Share Guarantees”.

For the initial five-year period commencing on March 10, 2010 and ending on and including April 30, 2015, the holders of Series 1 Shares are entitled to receive fixed cumulative preferential cash dividends as and when declared by the board of directors of BRP Equity, payable quarterly on the last day of January, April, July and October in each year at an annual rate equal to C$1.3125 per share. A total dividend of C$1.3125 per share was paid in 2011, 2012 and 2013.

For the initial seven-year period commencing on October 11, 2012 and ending on and including July 31, 2019, the holders of Series 3 Shares are entitled to receive fixed cumulative preferential cash dividends as and when declared by the board of directors of BRP Equity, payable quarterly on the last day of January, April, July and October in each year at an annual rate equal to C$1.10 per share. The initial dividend of C$0.3375 per share was paid on January 31, 2013, and a total dividend of C$1.1625 per share was paid in 2013.

The holders of Series 5 Shares and Series 6 Shares are entitled to receive fixed cumulative preferential cash dividends as and when declared by the board of directors of BRP Equity, payable quarterly on the last day of January, April, July and October in each year at an annual rate equal to C$1.25 per share. The initial dividend on the Series 5 Shares of C$0.3116 per share was declared by the board of directors of BRP Equity on February 6, 2013 and was paid to holders of the Series 5 Shares on April 30, 2013.  A total dividend of C$0.9366 per share was paid in 2013. The initial dividend on the Series 6 Shares of C$0.3116 per share was declared by the board of directors of BRP Equity on May 7, 2013 and was paid to holders of the Series 6 Shares on July 31, 2013.  A total dividend of C$0.6241 per share was paid in 2013.

The Service Provider

Brookfield Asset Management

Brookfield Asset Management is a global alternative asset manager with more than $175 billion in assets under management. It has over a 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. It has a range of public and private investment products and services, which leverage its expertise and experience and provide it with a distinct competitive advantage in the markets where it operates. Brookfield Asset Management is listed on the NYSE, TSX and NYSE Euronext under the symbol “BAM”, “BAM.A” and “BAMA”, respectively.

Brookfield was the manager and administrator of the Fund since its inception in 1999 and we continue to benefit from its global asset management platform and depth of experience in creating LP Unitholder value. In addition, Brookfield Renewable continues to benefit from the same management team at Brookfield who created and drove the success of the Fund. We are Brookfield’s primary vehicle through which it will acquire renewable power assets on a global basis and we benefit from its reputation and global platform to grow our business.

The Service Provider complements our operating platforms in three key areas:

•         Executive oversight of our business:  The Service Provider provides leadership to our operating platforms and oversees the implementation of our annual and long-term operating plans, capital expenditure plans, and our power marketing plans to ensure compliance with our performance-based operating objectives and applicable laws. The Service Provider also oversees the implementation of our operational policies, and our management, accounting, regulatory reporting, legal and treasury functions.

•         Growing our business: We also benefit from the strategic advice, transaction origination capabilities and corporate development services of the Service Provider to grow our business. Brookfield Renewable benefits from the Service Provider’s renewable power acquisition experience focused in our target markets as well as market research capabilities that support evaluating opportunities to grow our business in our existing and new power markets.

•         Funding our business: The Service Provider recommends and oversees the implementation of funding strategies for our existing business and in connection with our acquisitions or developments. In doing so, the Service Provider advises upon and assists in the execution of our equity or debt financings. The Service Provider also arranges for the preparation of our tax planning and filing of tax returns.

Energy Marketing

Pursuant to a number of agreements, BEM LP is responsible for selling and dispatching all energy and energy related products generated by our assets in Canada and the United States. In addition, BEM LP acts as counterparty to various agreements with us pursuant to which BEM LP purchases, supports or guarantees the price that we receive for power generation.

With approximately 114 employees and 24 hours/day, 365 days/year operations, BEM LP performs transaction execution, risk management, settlement, information technology, regulatory, legal and human resource functions. These groups provide valuable market intelligence regarding pricing dynamics, regulatory regimes and market participants, which serve to support Brookfield Renewable’s strategy. In 2013, BEM LP was responsible for the sale and dispatch of over 18,000 GWh of generation in Canada and the United States.

BEM LP and CanHoldco entered into the Energy Marketing Agreement pursuant to which BEM LP provides energy marketing services to CanHoldco. See Item 7.B “Related Party Transactions — Energy Marketing Agreement”.

Competition and Marketing

We operate in the North American and Brazilian power market sectors. The nature and extent of competition we face varies from jurisdiction to jurisdiction. Brookfield Renewable’s main competition in its electricity markets are coal, nuclear, oil and natural gas electricity generators as well as other renewable energy suppliers who use hydro, wind, geothermal and photovoltaic technologies. The market price of commodities, such as natural gas and coal, are important drivers of energy pricing and competition in most energy markets, especially in North America.

Our marketing efforts focus on leveraging our competitive advantages described in Item 4.B “Business Overview — Our Competitive Strengths” and our world class operating platforms described in Item 4.B “Business Overview — Operating Philosophy”.

We also leverage our relationship with Brookfield, which we believe provides a unique competitive advantage considering Brookfield’s strong reputation in the energy marketing, asset management, infrastructure and global real estate industries. See Item 7.B “Related Party Transactions — Licensing Agreement”.

Employees

Brookfield Renewable does not currently have any senior executives who carry out management, oversight and other strategic activities. The personnel that carry out these activities are employees of Brookfield, and their services are provided to Brookfield Renewable or for our benefit under our Master Services Agreement. For a discussion of the individuals from Brookfield’s management team that are expected to be involved in our business, see Item 6.A. “Directors and Senior Management — Our Management” and for a discussion of our employees see Item 6.D “Employees”.

Intellectual Property

Brookfield Renewable, as licensee, entered into the Licensing Agreement with Brookfield pursuant to which Brookfield granted us a non-exclusive, royalty-free license to use the name “Brookfield” and the Brookfield logo in the United States and Canada. Other than under this limited license, we do not have a legal right to the “Brookfield” name and the Brookfield logo. Brookfield may terminate the Licensing Agreement immediately upon termination of our Master Services Agreement and it may be terminated in the circumstances described under Item 7.B “Related Party Transactions — Licensing Agreement”.

Governmental, Legal and Arbitration Proceedings

We have not been and are not currently subject to any material governmental, legal or arbitration proceedings which may have or have had a significant impact on our financial position or profitability nor are we aware of any such proceedings that are pending or threatened.

We are occasionally named as a party in various claims and legal proceedings which arise during the normal course of our business. We review each of these claims, including the nature of the claim, the amount in dispute or claimed and the availability of insurance coverage. Although there can be no assurance as to the resolution of any particular claim, we do not believe that the outcome of any claims or potential claims of which we are currently aware will have a material adverse effect on us.

Regulation

Various activities of Brookfield Renewable require registrations, permits, licenses, inspections and approvals from governmental agencies and regulatory authorities and we strive to comply with all regulations applicable to our operations. Water rights are generally owned or controlled by governments that reserve the right to control water levels or may impose water-use requirements. We hold concessions, licenses and permits to operate our facilities, which generally include rights to the land and water required for power generation. Wholesale market structures or rules provide us with rights to access the power grid.

We are also subject to various laws relating to health, safety, security and environmental matters. These laws and regulations may change and we may become subject to more stringent laws and regulations in the future. Compliance with more stringent laws and regulations could have an adverse effect on our business, financial condition or results of operations. We have established policies and procedures for environmental management and compliance, and we have incurred and will continue to incur significant capital and operating expenditures to comply with health, safety, security and environmental laws and to obtain and comply with licenses, permits and other approvals and to assess and manage potential liability exposure.

Environmental Protection

We are an owner and operator of a diversified portfolio of high quality assets that produce electricity from renewable resources. Our assets are predominantly hydroelectric and represent one of the most environmentally preferred forms of power generation. We may benefit from future environmental regulations under consideration to encourage the use of clean energy technologies and regulate emissions of greenhouse gases to address climate change.

Our goal is to be responsible stewards of our resources, and good citizens in all that we do. We have adopted written environmental policies that include frameworks for oversight, compliance, compliance audits and sharing best practices both within our operations and the global Brookfield group. We require all employees, contractors, agents and others involved in our operations to comply with our established environmental practices. We seek to have transparent and well-established relationships with local stakeholder groups and the communities in which we operate, which we believe is a key element of successfully operating and developing renewable power facilities. We consult and work proactively with local stakeholders and communities potentially affected by our operations.

We are an active contributor in the communities where we conduct business. We are proud of the commitment we have made to corporate social responsibility. The initiatives we undertake and the investments we make in building our business are guided by our core set of values around sustainable development, as we create a culture and organization that can be successful today and in the future.

4.C              ORGANIZATIONAL STRUCTURE

Organizational Chart

The simplified chart below presents a summary of our ownership and organizational structure. Please note that on this chart all interests are 100% unless otherwise indicated and “GP Interest” denotes a general partnership interest and “LP Interest” denotes a limited partnership interest. Our sole material asset is a 50.1% LP Interest in BRELP. Brookfield indirectly holds the remaining 48.9% LP Interest in BRELP, a 30.1% LP Interest in BREP and a 0.01% and 1% GP Interest in BREP and BRELP, respectively, for an aggregate 65% indirect ownership interest in BREP (on a fully-exchanged basis). For more details on the exchange mechanism see Item 10.B “Memorandum and Articles of Association — Description of the Amended and Restated Limited Partnership Agreement of BRELP — Redemption-Exchange Mechanism”. Brookfield’s indirect 1% GP Interest in BRELP entitles it to receive incentive distributions linked to the growth of BRELP’s distributions. This simplified chart should be read in conjunction with the explanation of our ownership and organizational structure below and the information included under Item 6.A “Directors and Senior Management” and Item 7. “Major Shareholders and Related Party Transactions”.

(1)            Pursuant to a voting agreement, Brookfield has agreed that certain voting rights with respect to BRELP General Partner, BRELP GP LP, and BRELP will be voted in accordance with the direction of BREP.

(2)            Brookfield’s limited partnership interest in BRELP is redeemable for cash or exchangeable for LP Units in accordance with the redemption-exchange mechanism contained in BRELP’s limited partnership agreement, which could result in BRPI eventually owning 65% of BREP's issued and outstanding LP Units on a fully-exchanged basis. On a fully-exchanged basis, public holders of LP Units will own approximately 35% of BREP and Brookfield will not hold any limited partnership units of BRELP.

(3)            Brookfield has provided an aggregate of $5 million of working capital to Bermuda Holdco through a subscription for shares. In addition, BRPI holds special shares the redemption price of which is tied to the successful development of projects in Brazil.

(4)            Some of our subsidiaries and operators are owned jointly with some of our partners.

(5)            Guarantors of Finco Bonds.

(6)            Guarantors of BRP Equity Class A Preferred Shares.

Brookfield Renewable Energy Partners L.P.

BREP is a Bermuda exempted limited partnership that was established on June 27, 2011 under the provisions of the Exempted Partnerships Act 1992 of Bermuda and the Limited Partnership Act 1883 of Bermuda. Our registered and head office is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda, and the telephone number is +1.441.295.1443. BREP’s sole material asset is a 50.1% limited partnership interest in BRELP. BREP anticipates that the only distributions that it will receive in respect of its limited partnership interests in BRELP will consist of amounts that are intended to assist it in making distributions to LP Unitholders in accordance with its distribution policy and to allow it to pay expenses as they become due. The declaration and payment of cash distributions by BREP is at the discretion of the Managing General Partner which is not required to make such distributions and BREP cannot assure you that it will make such distributions as intended. See Item 4.B “Business Overview — Our Distribution Policy”.

The Service Provider and Brookfield

The Service Recipients have engaged the Service Provider, an affiliate of Brookfield, to provide management and administration services pursuant to our Master Services Agreement. See Item 4.B “Business Overview — The Service Provider” and Item 6.A “Directors and Senior Management — Our Master Services Agreement” for more information on Brookfield and these arrangements.

The Managing General Partner

The Managing General Partner serves as BREP’s general partner and has sole authority for the management and control of BREP, which is exercised exclusively by its board of directors. BREP’s only interest in BRELP consists of limited partnership interests in BRELP, which by law do not entitle the holders thereof to participate in partnership decisions. Pursuant to the Voting Agreement, however, BREP, through the Managing General Partner, has a number of voting rights, including the right to direct all eligible votes in the election of the directors of the BRELP General Partner. See Item 10.B “Memorandum and Articles of Association — Description of Our LP Units and the Amended and Restated Limited Partnership Agreement of BREP” and Item 7.B “Related Party Transactions — Voting Agreement”.

BRELP and the Holding Entities

BREP indirectly holds its interests in the Operating Entities through BRELP and through CanHoldco, Bermuda Holdco and the Holding Entities. BRELP owns all of the common shares of the Holding Entities. Brookfield has provided an aggregate of $5 million of working capital to Bermuda Holdco through a subscription for shares of Bermuda Holdco. These shares are entitled to receive a cumulative preferential dividend equal to 6% of their redemption value as and when declared by the board of directors of Bermuda Holdco and will be redeemable at the option of Bermuda Holdco, subject to certain limitations, at any time after the tenth anniversary of their issuance. The shares are not entitled to vote, except as required by law.

BRELP GP LP and the BRELP General Partner

The BRELP GP LP serves as the general partner of BRELP and has sole authority for the management and control of BRELP. The general partner of BRELP GP LP is the BRELP General Partner, a corporation owned indirectly by Brookfield but controlled by BREP, through the Managing General Partner, pursuant to the Voting Agreement. See Item 7.B “Related Party Transactions — Voting Agreement”. BRELP GP LP is entitled to receive incentive distributions from BRELP as a result of its ownership of the general partnership interests of BRELP. See Item 7.B “Related Party Transactions — Incentive Distributions”.

See also the information contained in this Form 20-F under Item 3.D “Risk Factors — Risks Related to BREP” and Item 3.D “Risk Factors — Risks Related to our Relationship with Brookfield”, Item 6.A “Directors and Senior Management”, Item 7.B “Related Party Transactions” and Item 10.B “Memorandum and Articles of Association—Description of Our LP Units and the Amended and Restated Limited Partnership Agreement of BREP”, Item 10.B “Memorandum and Articles of Association—Description of the Amended and Restated Limited Partnership Agreement of BRELP”, and Item 7.A “Major Shareholders”.

BRP Equity

BRP Equity is an indirect wholly-owned subsidiary of BREP incorporated under the CBCA on February 10, 2010. Other than a receivable from an indirect wholly-owned subsidiary of BREP, BRP Equity has no significant assets or liabilities, no subsidiaries and no operations of its own. BRP Equity has C$250 million of Class A Preference Shares, Series 1 (the “Series 1 Shares”) outstanding, guaranteed by BREP, BRELP, CanHoldco and Bermuda Holdco (collectively, the “Guarantors”). The Series 1 Shares are listed on the TSX under the symbol “BRF.PR.A”. BRP Equity also has C$250 million of Class A Preference Shares, Series 3 (the “Series 3 Shares”) outstanding, guaranteed by the Guarantors. The Series 3 Shares are listed on the TSX under the symbol “BRF.PR.C”. BRP Equity also has C$175 million of Class A Preference Shares, Series 5 (the “Series 5 Shares”) outstanding, guaranteed by the Guarantors. The Series 5 Shares are listed on the TSX under the symbol “BRF.PR.E”. BRP Equity also has C$175 million of Class A Preference Shares, Series 6 (the “Series 6 Shares”), which are guaranteed by the Guarantors and are listed on the TSX under the symbol “BRF.PR.F”. See Item 10.B “Memorandum and Articles of Association — BRP Equity”.

Finco

Finco is an indirect, wholly-owned subsidiary of BREP incorporated under the ABCA on September 14, 2011. Other than approximately C$1.5 billion aggregate principal amount of publicly-issued Finco Bonds and notes receivable from an indirect wholly-owned subsidiary of BREP, Finco has no significant assets or liabilities, no subsidiaries and no operations of its own. The Finco Bonds are guaranteed by BREP and the Guarantors. See Item 10.B “Memorandum and Articles of Association”.

Inter-Corporate Relationships

The following table provides the name, the percentage of voting securities owned, or controlled or directed, directly or indirectly, by us, and the jurisdiction of incorporation, continuance, formation or organization of our significant subsidiaries.

	Jurisdiction of	Percentage of
	Incorporation	Voting Securities
Name of Subsidiary	or Organization	Owned or Controlled
Alta Wind VIII LLC	Delaware	100.0% (1)
Barra do Braúna Energética S.A.	Brazil	100.0%
Bear Swamp Power Company LLC	Delaware	50.0%
Brookfield BRP Holdings (Canada) Inc.	Ontario	100.0%
Brookfield Energia Comercializadora Ltda	Brazil	100.0%
Brookfield Energia Renovável S.A.	Brazil	100.0%
Brookfield Power US Holding America Co.	Delaware	100.0%
Brookfield Power Wind Prince LP	Ontario	100.0%
Brookfield Renewable Energy L.P.	Bermuda	100.0%
Brookfield Renewable Energy Partners ULC	Alberta	100.0%
Brookfield Renewable Power Preferred Equity Inc.	Canada	100.0%
Brookfield Smoky Mountain Hydropower LLC	Delaware	100.0% (1)
Brookfield White Pine Hydro LLC	Delaware	100.0% (1)
BRP Bermuda Holdings I Limited	Bermuda	100.0%
Brookfield BRP Canada Corp.	Alberta	100.0%
Catalyst Old River Hydroelectric L.P.	Louisiana	75.0% (2)
Comber Wind Limited Partnership	Ontario	100.0%
Coram California Development L.P.	Delaware	100.0% (1)
Erie Boulevard Hydropower L.P.	Delaware	100.0%
Gosfield Wind Limited Partnership	Ontario	100.0%
Granite Reliable Power LLC	Delaware	89.5% (1)
Great Lakes Hydro America, LLC	Delaware	100.0%
Great Lakes Power Limited	Ontario	100.0%
Hawks Nest Hydro LLC	Delaware	100.0%
Itiquira Energetica S.A.	Brazil	100.0%
Kwagis Power Limited Partnership	British Columbia	75.0%
Lake Superior Power Limited Partnership	Ontario	100.0%
Lièvre Power LP	Québec	100.0%
Mississagi Power Trust	Québec	100.0%
Powell River Energy Inc.	Canada	100.0%
Rumford Falls Hydro LLC	Delaware	100.0%
Western Wind Energy Corp.	British Columbia	100.0%
Windstar Energy, LLC	California	100.0%

(1)           Voting control held through voting agreements with Brookfield.

(2)           Non-voting economic interest held through preferred shares and secured notes.

4.D              PROPERTY, PLANT AND EQUIPMENT

BREP’s registered and head office is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda. BREP does not directly own any real property and its sole material asset is a 50.1% limited partnership interest in BRELP. See also the information contained in this Form 20-F under Item 3.D “Risk Factors—Risks Related to Our Operations and the Renewable Power Industry” and Item 5. “Operating and Financial Review and Prospects”.

ITEM 4A.     UNRESOLVED STAFF COMMENTS

Not applicable.

ITEM 5.             OPERATING AND FINANCIAL REVIEW AND PROSPECTS

5.a                   OPERATING RESULTS

Basis of Presentation

Brookfield Renewable’s financial statements are prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”), which require estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities as at the date of the financial statements and the amounts of revenue and expense during the reporting periods.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

The Combination

The Combination does not represent a business combination in accordance with IFRS 3 Business Combinations (“IFRS 3R”) as it represents a reorganization of entities under common control of Brookfield Asset Management. Accordingly, the consolidated financial statements of Brookfield Renewable are presented to reflect such continuing control and no adjustments were made to reflect fair values or to recognize any new assets or liabilities, as a result of the Combination. Brookfield Renewable’s consolidated balance sheets, statements of income (loss), and statements of cash flows are presented as if these arrangements had been in place from the time that the operations were originally acquired by Brookfield Asset Management. For periods prior to November 28, 2011, the financial information for Brookfield Renewable represents the combined financial information for the Brookfield Renewable Power Division, a division of Brookfield Asset Management. Transactions entered into as part of the Combination are accounted for effective November 28, 2011.

Voting Agreements with Affiliates

Effective December 2011, Brookfield Renewable entered into voting arrangements with various affiliates of Brookfield Asset Management, whereby Brookfield Renewable gained control of the entities that own certain United States and Brazil renewable power generating operations (the “Voting Arrangements”). The Voting Arrangements provide Brookfield Renewable with all of the voting rights to elect the boards of directors of the relevant entities and therefore provides Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.

The Combination and the Voting Arrangements do not represent business combinations in accordance with IFRS 3R, as all combining businesses are ultimately controlled by Brookfield Asset Management both before and after the transactions were completed. Brookfield Renewable accounts for these reorganizations of entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-Combination and Voting Arrangement financial information as if the transactions had always been in place. Refer to Note 2(o)(ii) — Common control transactions  in our audited consolidated financial statements for our policy on accounting for transactions under common control.

PRESENTATION TO PUBLIC STAKEHOLDERS

Brookfield Renewable’s consolidated equity interests include LP Units held by public unitholders and Redeemable/Exchangeable partnership units in BRELP, a holding subsidiary of Brookfield Renewable, held by Brookfield (“Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield”). The LP Units and the Redeemable/Exchangeable partnership units have the same economic attributes in all respects, except that the Redeemable/Exchangeable partnership units provide Brookfield the right to request that their units be redeemed for cash consideration. In the event that Brookfield exercises this right, Brookfield Renewable has the right, at its sole discretion, to satisfy the redemption request with LP Units, rather than cash, on a one-for-one basis. Brookfield, as holder of Redeemable/Exchangeable partnership units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units. As Brookfield Renewable, at its sole discretion, has the right to settle the obligation with LP Units, the Redeemable/Exchangeable partnership units are classified under equity, and not as a liability.

Given the exchange feature referenced above, we are presenting the LP Units and the Redeemable/Exchangeable partnership units as separate components of consolidated equity. This presentation does not impact the total income (loss), per unit or share information, or total consolidated equity.

As at the date of this report, Brookfield Asset Management owns an approximate 65% limited partnership interest, on a fully-exchanged basis, and all general partnership units totaling a 0.01% general partnership interest in Brookfield Renewable, while the remaining 35% is held by the public.

Performance Measurement

We present our key financial metrics based on total results prior to distributions made to LP Unitholders, the Redeemable/Exchangeable Unitholders and GP Unitholders. In addition, our operations are segmented by country geography and asset type (i.e. Hydroelectric and Wind), as that is how we review our results, manage operations and allocate resources. Accordingly, we report our results in accordance with these segments.

One of our primary business objectives is to generate reliable and growing cash flows while minimizing risk for the benefit of all stakeholders. We monitor our performance in this regard through four key metrics — i) Net Income, ii) Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization, iii) Funds From Operations,  and iv) Adjusted Funds from Operations.

We also present these same measurements for our 2011 results on a pro forma basis (since Brookfield Renewable was only formed in November 2011) as if new contracts and contract amendments, along with the tax implications of the Combination, had each occurred as of January 1, 2011.

It is important to highlight that Adjusted EBITDA, funds from operations, and adjusted funds from operations do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies. We provide additional information on how we determine Adjusted EBITDA, funds from operations, and adjusted funds from operations, and we provide reconciliations to net income (loss) and cash flows from operating activities. See “Financial Review for the Years Ended December 31, 2013 and 2012”, “Financial Review for the Years Ended December 31, 2012 and 2011”, and “Reconciliation of Pro Forma Results”.

GENERATION FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

The following tables reflect the actual and LTA generation for the year ended December 31:

					Variance of Results
							Actual vs.
	Actual Generation(1)		LTA Generation(1)		Actual vs. LTA		Prior Year
GENERATION (GWh)	2013	2012	2013	2012	2013	2012
Hydroelectric generation
United States	10,082	5,913	9,681	7,205	401	(1,292)	4,169
Canada	5,494	3,953	5,062	4,972	432	(1,019)	1,541
Brazil(2)	3,656	3,470	3,656	3,470	-	-	186
	19,232	13,336	18,399	15,647	833	(2,311)	5,896
Wind energy
United States	1,145	619	1,341	837	(196)	(218)	526
Canada	1,075	1,090	1,197	1,197	(122)	(107)	(15)
	2,220	1,709	2,538	2,034	(318)	(325)	511
Other	770	897	899	521	(129)	376	(127)
Total generation(3)	22,222	15,942	21,836	18,202	386	(2,260)	6,280

(1)            For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(2)            In Brazil, assured generation levels are used as a proxy for long-term average.

(3)            Includes 100% of generation from equity-accounted investments.

            We compare actual generation levels against the long-term average to highlight the impact of one of the important factors that affect the variability of our business results. In the short-term, we recognize that hydrology will vary from one period to the next; over time however, we expect our facilities will continue to produce in line with their long-term averages, which have proven to be reliable indicators of performance.

            Accordingly, we present our generation and the corresponding Adjusted EBITDA and funds from operations on both an actual generation and a long-term average basis. See “Adjusted EBITDA and Funds from Operations on a Pro forma Basis Assuming Long-term Average”.

Generation levels during the year ended December 31, 2013 totaled 22,222 GWh, an increase of 6,280 GWh as compared to the same period of the prior year. The increase is attributable to favorable hydrology and wind conditions when compared to the prior year, the contribution of assets acquired or commissioned during the year in both our hydroelectric and wind portfolios, and a full year of generation from wind facilities acquired or commissioned in the first quarter of 2012.

Generation from the hydroelectric portfolio totaled 19,232 GWh, and above the long-term average of 18,399 GWh and an increase of 5,896 GWh as compared to the prior year. Generation from existing hydroelectric assets was 15,934 GWh compared to 13,336 GWh in the prior year, as generation returned to more normal levels relative to the dry conditions in the prior year. In addition, recent acquisitions and assets reaching commercial operations increased generation by 3,298 GWh.

Generation from the wind portfolio totaled 2,220 GWh, below the long-term average of 2,538 GWh and an increase of 511 GWh as compared to the prior year. The increase from prior year was primarily due to additional generation of 321 GWh from facilities acquired in California,  and more favorable wind conditions as compared to the prior year. The prior year results do not reflect a full year of operations for assets acquired or commissioned.

FINANCIAL REVIEW FOR THE YEARS ENDED DECEMBER 31, 2013 AND 2012

The following table reflects Adjusted EBITDA, funds from operations, adjusted funds from operations, and reconciliation to net income (loss) and cash flows from operating activities for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2013	2012
Revenues	$1,706	$1,309
Other income	11	16
Share of cash earnings from equity-accounted investments	21	13
Direct operating costs	(530)	(486)
Adjusted EBITDA(1)	1,208	852
Interest expense – borrowings	(410)	(411)
Management service costs	(41)	(36)
Current income taxes	(19)	(14)
Less: cash portion of non-controlling interests
Preferred equity	(37)	(16)
Participating non-controlling interests - in operating subsidiaries	(107)	(28)
Funds from operations(1)	594	347
Less: sustaining capital expenditures(2)	(56)	(52)
Adjusted funds from operations(1)	538	295
Add: cash portion of non-controlling interests	144	44
Add: sustaining capital expenditures	56	52
Other items:
Depreciation(3)	(535)	(483)
Unrealized financial instrument gain (loss)	37	(23)
Share of non-cash loss from equity-accounted investments	(12)	(18)
Deferred income tax recovery	18	54
Other	(31)	(16)
Net income (loss)	$215	$(95)
Adjustments for non-cash items	514	503
Dividends received from equity accounted investments	16	12
Net change in working capital balances	1	(22)
Cash flows from operating activities	746	398
Net income (loss) attributable to:
Preferred equity	$37	$16
Participating non-controlling interests - in operating subsidiaries	41	(40)
General partnership interest in a holding subsidiary held by Brookfield	1	(1)
Participating non-controlling interests - in a holding subsidiary -
Redeemable/Exchangeable units held by Brookfield	67	(35)
Limited partners' equity	69	(35)
Basic and diluted earnings (loss) per LP Unit(4)	$0.52	$(0.26)

(1)            Non-IFRS measures.  See “Cautionary Statement Regarding Use of Non-IFRS Measures”.

(2)            Based on long-term capital expenditure plans.

(3)            See Note 2(f) - Change in accounting estimates in our audited consolidated financial statements concerning changes in estimates related to depreciation expense.

(4)            Average LP Units outstanding during the period totaled 132.9 million (2012: 132.9 million).

Net income (loss) is one important measure of profitability, in particular because it has a standardized meaning under IFRS. The presentation of net income (loss) on an IFRS basis for our business will often lead to the recognition of a loss even though the underlying cash flow generated by the assets is supported by high margins and stable, long-term contracts. The primary reason for this is that we recognize a significantly higher level of depreciation for our assets than we are required to reinvest in the business as sustaining capital expenditures.

As a result, we also measure our financial results based on Adjusted EBITDA, funds from operations, and adjusted funds from operations to provide readers with an assessment of the cash flow generated by our assets and the residual cash flow retained to fund distributions and growth initiatives.

Revenues totaled $1,706 million for the year ended December 31, 2013, representing a year-over-year increase of $397 million. Approximately $209 million of the increase was attributable to the return to long-term average generation levels at existing hydroelectric facilities, while contributions from facilities acquired or commissioned during the year, and full year of contribution from assets acquired in 2012 amount to approximately $218 million. The increase in revenues was partially offset by the appreciation of the U.S. dollar as compared to the Brazilian real and the Canadian dollar.

Direct operating costs totaled $530 million for the year ended December 31, 2013, representing a year-over-year increase of $44 million. Of this amount, $62 million was attributable to recently acquired facilities, and the balance from lower costs with the appreciation of the U.S. dollar relative to the Brazilian real.

Interest expense totaled $410 million for the year ended December 31, 2013, which was consistent year-over-year. Lower borrowing costs attributable to the savings provided by the repayment and refinancing activities, and to changes in foreign exchange rates in the year, were offset by borrowing costs associated with the financing related to the growth in our portfolio. With the growth in the portfolio of renewable energy assets, we increased long-term debt by $504 million. We also repaid higher cost borrowings and refinanced certain subsidiary borrowings.  Our weighted average annualized interest rate on subsidiary borrowings decreased from 6.4% in 2012 to 6.0% in 2013.

Management service costs reflect a Base Management Fee of $20 million annually plus 1.25% of the growth in total capitalization value. Management services costs totaled $41 million for the year ended December 31, 2013, which was $5 million higher than the same period in the prior year. The increase is primarily attributable to an increase in the average fair market value of the LP Units, and the issuance of preferred equity, on an accretive basis.

The cash portion of non-controlling interests for the year ended December 31, 2013 was $144 million as compared to $44 million in the prior year. An increase in operating results from existing facilities and contributions from recently acquired facilities amounted to $79 million. The completion of two separate issuances of Class A Preference Shares during the year increased distributions to preferred shareholders by $21 million.

Funds from operations totaled $594 million for the year ended December 31, 2013, an increase of $247 million year-over-year.

Depreciation expense for the year ended December 31, 2013 increased by $72 million due to recently acquired assets, which was partly offset by a $15 million decrease in depreciation due to the impact of changes made in the prior year to the estimated service lives of certain assets.

Net income was $215 million for the year ended December 31, 2013 (2012: Net loss $95 million).

SEGMENTED DISCLOSURES

HYDROELECTRIC

The following table reflects the results of our hydroelectric operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2013
	United States	Canada	Brazil	Total
Generation (GWh) – LTA(1)(2)	9,681	5,062	3,656	18,399
Generation (GWh) – actual(1)(2)	10,082	5,494	3,656	19,232
Revenues	$677	$399	$301	$1,377
Other income	-	-	11	11
Share of cash earnings from equity-
accounted investments	13	4	4	21
Direct operating costs	(196)	(73)	(95)	(364)
Adjusted EBITDA(3)	494	330	221	1,045
Interest expense - borrowings	(148)	(64)	(23)	(235)
Current income taxes	(3)	-	(17)	(20)
Cash portion of non-controlling interests	(69)	-	(12)	(81)
Funds from operations(3)	$274	$266	$169	$709

(MILLIONS, EXCEPT AS NOTED)	2012
	United States	Canada	Brazil	Total
Generation (GWh) – LTA(1)(2)	7,205	4,972	3,470	15,647
Generation (GWh) – actual(1)(2)	5,913	3,953	3,470	13,336
Revenues	$438	$272	$340	$1,050
Other income	1	4	11	16
Share of cash earnings from equity-
accounted investments	6	2	5	13
Direct operating costs	(151)	(65)	(120)	(336)
Adjusted EBITDA(3)	294	213	236	743
Interest expense - borrowings	(137)	(65)	(58)	(260)
Current income taxes	2	-	(16)	(14)
Cash portion of non-controlling interests	(11)	-	(11)	(22)
Funds from operations(3)	$148	$148	$151	$447

(1)            Includes 100% generation from equity-accounted investments.

(2)           For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(3)            Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”.

United States

Generation from the portfolio was 10,082 GWh for the year ended December 31, 2013 compared to the long-term average of 9,681 GWh and prior year generation of 5,913 GWh. The increase from prior year was driven by an additional 3,093 GWh from the recently acquired assets in Tennessee, North Carolina and Maine, and an increase in generation from existing assets. In the prior year, dry conditions in New York State and in the mid-western United States resulted in generation levels below long-term average.

Revenues totaled $677 million for the year ended December 31, 2013 representing a year-over-year increase of $239 million. Of this amount, $147 million was attributable to generation from recently acquired facilities, while $92 million was attributable to higher generation levels at existing facilities.

Funds from operations totaled $274 million for the year ended December 31, 2013, an increase of $126 million resulting primarily from the increase in revenues from higher generation and the contribution from recently acquired assets. The increase was partially offset by higher direct operating costs and interest expense associated with the new facilities, and an increase in the cash portion of non-controlling interests.

Canada

Generation from the portfolio was 5,494 GWh for the year ended December 31, 2013 compared to the long-term average of 5,062 GWh and to prior year generation of 3,953 GWh. Generation returned to long-term average, with strong inflows at our eastern Canadian assets.

Revenues totaled $399 million for the year ended December 31, 2013, representing an increase of $127 million, which was primarily attributable to the increase in generation levels.

Funds from operations totaled $266 million for the year ended December 31, 2013, representing an increase of $118 million.

Brazil

Generation from the portfolio was 3,656 GWh for the year ended December 31, 2013 compared to the prior year generation of 3,470 GWh. The increase in generation is primarily attributable to a facility commissioned during the year, and a full year’s contribution from one facility acquired and one facility commissioned in the second half of 2012.

Our risk of a generation shortfall in Brazil continues to be minimized by participation in the MRE administered by the government of Brazil. This program mitigates hydrology risk by assuring that all participants receive, at any particular point in time, a reference amount of electricity (assured energy), irrespective of the actual volume of energy generated. The program reallocates energy, transferring surplus energy from those who generated in excess of their assured energy to those who generate less than their assured energy, up to the total generation within the pool.

Revenues totaled $301 million for the year ended December 31, 2013, representing a year-over-year decrease of $39 million. Revenues declined with the appreciation of the U.S. dollar compared to the Brazilian real by $36 million. In addition, revenues were higher by $12 million due to generation from facilities integrated within the last year and lower by $15 million due to lower allocated energy volumes.

Funds from operations totaled $169 million for the year ended December 31, 2013 representing a year-over-year increase of $18 million. Funds from operations benefited from the repayment of higher-yielding subsidiary borrowings in the prior year and resulted in a $37 million decrease in interest expense.

WIND

The following table reflects the results of our wind operations for the year ended December 31:

(MILLIONS, EXCEPT FOR AS NOTED)	2013
	United States	Canada	Total
Generation (GWh) – LTA(1)(2)	1,341	1,197	2,538
Generation (GWh) – actual(1)(2)	1,145	1,075	2,220
Revenues	$125	$133	$258
Direct operating costs	(40)	(20)	(60)
Adjusted EBITDA(3)	85	113	198
Interest expense - borrowings	(38)	(44)	(82)
Cash portion of non-controlling interests	(26)	-	(26)
Funds from operations(3)	$21	$69	$90

	2012
(MILLIONS, EXCEPT FOR AS NOTED)	United States	Canada	Total
Generation (GWh) – LTA(1)(2)	837	1,197	2,034
Generation (GWh) – actual(1)(2)	619	1,090	1,709
Revenues	$58	$131	$189
Direct operating costs	(27)	(18)	(45)
Adjusted EBITDA(3)	31	113	144
Interest expense - borrowings	(23)	(44)	(67)
Cash portion of non-controlling interests	(6)	-	(6)
Funds from operations(3)	$2	$69	$71

(1)           Includes 100% generation from equity-accounted investments.

(2)           For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(3)           Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”.

United States

Generation from the portfolio was 1,145 GWh for the year ended December 31, 2013, and lower than the long-term average of 1,341 GWh and higher than the prior year generation of 619 GWh. The increase in generation from prior year is attributable to 321 GWh from facilities acquired in California during the year, a full year of generation from four facilities acquired or commissioned in the first quarter of 2012, and stronger wind conditions at existing facilities.

Revenues totaled $125 million for the year ended December 31, 2013, representing a year-over-year increase of $67 million. Of this amount, $34 million was attributable to generation from the assets acquired in California during the year. In addition, revenues benefited from a full year of contribution from assets acquired or commissioned in 2012, and from stronger wind conditions.

Funds from operations totaled $21 million for the year ended December 31, 2013 compared to $2 million in the prior year.

Canada

Generation from the portfolio was 1,075 GWh for the year ended December 31, 2013, virtually unchanged from the prior year, and below the long-term average of 1,197 GWh due to wind conditions.

Revenues and funds from operations totaled $133 million and $69 million, respectively, for the year ended December 31, 2013.

GENERATION FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

The following tables reflect the actual and LTA generation for the year ended December 31:

					Variance of Results
							Actual vs.
	Actual Generation(1)		LTA Generation(1)		Actual vs. LTA		Prior Year
(GWh)	2012	2011	2012	2011	2012	2011
Hydroelectric generation
United States	5,913	7,150	7,205	6,811	(1,292)	339	(1,237)
Canada	3,953	4,056	4,972	5,061	(1,019)	(1,005)	(103)
Brazil(2)	3,470	3,307	3,470	3,307	-	-	163
	13,336	14,513	15,647	15,179	(2,311)	(666)	(1,177)
Wind energy
United States	619	-	837	-	(218)	-	619
Canada	1,090	662	1,197	712	(107)	(50)	428
	1,709	662	2,034	712	(325)	(50)	1,047
Other	897	702	521	406	376	296	195
Total generation(3)	15,942	15,877	18,202	16,297	(2,260)	(420)	65

(1)            For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(2)            In Brazil, assured generation levels are used as a proxy for long-term average.

(3)            Includes 100% of generation from equity-accounted investments.

Generation levels during the year ended December 31, 2012 totaled 15,942 GWh, an increase of 65 GWh as compared to the same period of the prior year. Lower generation in our North American hydroelectric portfolio was offset by an increase in generation from our wind assets acquired or commissioned in the last 18 months, and higher than planned generation from our co-generation facilities.

Generation from our hydroelectric portfolio totaled 13,336 GWh, a decrease of 1,177 GWh, as a result of lower levels of precipitation and warmer than average temperatures in the northeastern United States and mid-western United States. The variance in our year-over-year results also reflects the above average precipitation and record rainfall levels in 2011 resulting from Hurricane Irene. Generation from our hydroelectric portfolio in Brazil was positively impacted by the full year’s contribution of a facility acquired in mid-2011.

Generation from our wind portfolio totaled 1,709 GWh, an increase of 1,047 GWh, as a result of the contributions from facilities acquired or commissioned in California and New England in early 2012, and the full year’s contribution from an Eastern Canada facility commissioned in 2011.  Results were below long-term average as a result of lower wind conditions across the portfolio.

FINANCIAL REVIEW FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

The following table reflects Adjusted EBITDA, funds from operations, adjusted funds from operations, and reconciliation to net income (loss) and cash flows from operating activities for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2012	2011(1)
Revenues	$1,309	$1,169
Other income	16	19
Share of cash earnings from equity-accounted investments	13	23
Direct operating costs	(486)	(407)
Adjusted EBITDA(2)	852	804
Interest expense – borrowings	(411)	(411)
Management service costs	(36)	(1)
Current income taxes	(14)	(8)
Less: cash portion of non-controlling interests
Preferred equity	(16)	(13)
Participating non-controlling interests - in operating subsidiaries	(28)	(39)
Funds from operations(2)	347	332
Less: sustaining capital expenditures(3)	(52)	(48)
Adjusted funds from operations(2)	295	284
Add: cash portion of non-controlling interests	44	52
Add: sustaining capital expenditures	52	48
Other items:
Depreciation(4)	(483)	(468)
Unrealized financial instrument gain (loss)	(23)	(20)
Loss on Fund unit liability	-	(376)
Share of non-cash loss from equity-accounted investments	(18)	(13)
Deferred income tax (expense) recovery	54	50
Other	(16)	(8)
Net income (loss)	$(95)	$(451)
Adjustments for non-cash items	503	804
Dividends received from equity accounted investments	12	8
Net change in working capital balances	(22)	(12)
Cash flows from operating activities	398	349
Net income (loss) attributable to:
Preferred equity	$16	$13
Participating non-controlling interests - in operating subsidiaries	(40)	11
General partnership interest in a holding subsidiary held by Brookfield	(1)	(5)
Participating non-controlling interests - in a holding subsidiary -
Redeemable/Exchangeable units held by Brookfield	(35)	(232)
Limited partners' equity	(35)	(238)
Basic and diluted earnings (loss) per LP Unit(5)	$(0.26)	$(1.79)

(1)           For periods prior to November 28, 2011, the financial information for Brookfield Renewable represents the combined financial information for the Brookfield Renewable Power Division, a division of Brookfield Asset Management. Transactions entered into as part of the Combination are accounted for effective November 28, 2011.

(2)           Non-IFRS measures.  See “Cautionary Statement Regarding Use of Non-IFRS Measures”.

(3)           Based on long-term capital expenditure plans.

(4)           See Note 2(f) - Change in accounting estimates in our audited consolidated financial statements concerning changes in estimates related to depreciation expense.

(5)           Average LP Units outstanding during the period totaled 132.9 million (2011: 132.8 million).

Revenues totaled $1,309 million for the year ended December 31, 2012, representing a year-over-year increase of $140 million. Approximately $126 million of the increase in revenues is attributable to generation from facilities acquired or commissioned in 2012 as well as a full year’s contribution from facilities acquired or commissioned during 2011. A further $132 million of the increase is primarily attributable to the amended PPA entered into at the time of the Combination. Offsetting the increase was $121 million resulting from reduced generation levels at existing facilities and the appreciation of the U.S. dollar relative to the Brazilian real.

Direct operating costs totaled $486 million for the year ended December 31, 2012, representing a year-over-year increase of $79 million. New facilities acquired or commissioned in the last 18 months added $38 million to operating costs, consistent with our underwriting assumptions. Energy marketing costs not included in the prior year’s combined statements added $18 million, and fuel purchases in excess of the prior year associated with our co-generation facility in Ontario accounted for $4 million as we took advantage of lower gas prices during the year. Lastly, lower allocated energy volumes in Brazil which allow us to purchase power at cost and re-sell at our contracted rates added $16 million to costs. The added revenues are included in revenues above.

Adjusted EBITDA totaled $852 million for the year ended December 31, 2012, representing a year-over-year increase of $48 million. Adjusted EBITDA was impacted by increase in revenues partially offset by increase in direct operating costs.

Interest expense totaled $411 million for the year ended December 31, 2012, which was consistent with the prior year.  Interest expense on borrowings reflects the cost related to approximately $4.4 billion of non-recourse asset-specific borrowings and $1.8 billion of corporate borrowings and credit facilities. During the year, we proactively took advantage of the low interest rate environment to reduce our cost of capital and increase the duration of borrowings.  We issued C$400 million of 10-year term corporate notes and successfully financed subsidiary borrowings related to the growth in our portfolio during the year as well as construction of new assets. As a result, borrowing costs on our portfolio decreased on an annualized basis by approximately $30 million.

Management service costs, which came into effect as part of the Combination in 2011, reflect a Base Management Fee of $20 million annually plus 1.25% of the growth in total capitalization value. Our total capitalization value increased from initial value of $8.1 billion to $10.1 billion as at year ended December 31, 2012. The growth in total capitalization value during 2012 is primarily due to the increase in fair market value of LP Units, and the issuance of corporate debt and preferred equity, on an accretive basis.

Funds from operations totaled $347 million for the year ended December 31, 2012, an increase of $15 million year-over-year. Funds from operations were impacted by the increase in Adjusted EBITDA net of non-controlling interests and the increase in management service costs.

Throughout the year, analyses were performed on the useful lives of certain components of property, plant and equipment and we have determined that changes in their estimated service lives will more accurately reflect the period over which they provide economic benefits. Brookfield Renewable applied these changes in accounting estimates on a prospective basis effective January 1, 2012 or April 1, 2012 or July 1, 2012 based on timing of completion of the review. Depreciation expense for the year ended December 31, 2012 was $112 million lower as a result of the changes in estimates. Assets acquired or commissioned within the past 12 months increased depreciation expense by $86 million.

2011 results also included a revaluation amount on the Fund unit liability. In accordance with IFRS, Fund units held by the public, which have a feature that allows the holder to redeem the units for cash, were presented as a liability and recorded at fair value, with the change in fair value recorded in net income. For the year ended December 31, 2011, the Fund unit price appreciated significantly resulting in a revaluation amount of $376 million. As a result of the Combination, the Fund units were exchanged for LP Units and the Fund was dissolved. Thus, for the year ended December 31, 2012, there was no impact from the valuation on the Fund unit liability.

The net loss was $95 million for the year ended December 31, 2012 (2011: $451 million). The net loss reflects the normal course depreciation of $483 million (2011: $468 million).

SEGMENTED DISCLOSURES

HYDROELECTRIC

The following table reflects the results of our hydroelectric operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2012
	United States	Canada	Brazil	Total
Generation (GWh) – LTA(1)(2)	7,205	4,972	3,470	15,647
Generation (GWh) – actual(1)(2)	5,913	3,953	3,470	13,336
Revenues	$438	$272	$340	$1,050
Other income	1	4	11	16
Share of cash earnings from equity-	6	2	5	13
accounted investments
Direct operating costs	(151)	(65)	(120)	(336)
Adjusted EBITDA(3)	294	213	236	743
Interest expense - borrowings	(137)	(65)	(58)	(260)
Current income taxes	2	-	(16)	(14)
Cash portion of non-controlling interests	(11)	-	(11)	(22)
Funds from operations(3)	$148	$148	$151	$447
(MILLIONS, EXCEPT AS NOTED)	2011
	United States	Canada	Brazil	Total
Generation (GWh) – LTA(1)(2)	6,811	5,061	3,307	15,179
Generation (GWh) – actual(1)(2)	7,150	4,056	3,307	14,513
Revenues	$467	$237	$335	$1,039
Other income	-	-	19	19
Share of cash earnings from equity-	13	4	6	23
accounted investments
Direct operating costs	(144)	(62)	(91)	(297)
Adjusted EBITDA(3)	336	179	269	784
Interest expense - borrowings	(149)	(68)	(94)	(311)
Current income taxes	2	5	(15)	(8)
Cash portion of non-controlling interests	(26)	-	(13)	(39)
Funds from operations(3)	$163	$116	$147	$426

(1)            Includes 100% generation from equity-accounted investments.

(2)            For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(3)            Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”.

United States

Generation from the portfolio was 5,913 GWh for the year ended December 31, 2012 compared to the long-term average of 7,205 GWh and compared to the prior year generation of 7,150 GWh. The decrease is attributable to lower inflows and generation given the warmer temperatures and below average rainfall in New York State and in the mid-western United States.  The variance in our year-over-year results also reflects the above average precipitation and record rainfall levels in 2011, with Hurricane Irene impacting the mid-western and eastern United States.

Revenues totaled $438 million for the year ended December 31, 2012 representing a year-over-year decrease of $29 million. The decrease in generation affected assets in regions where PPA prices are higher than our average, which had a disproportionate impact on our financial results.  The amended PPAs, executed on the date of the Combination partly offset the impact of lower generation.

Funds from operations totaled $148 million for the year ended December 31, 2012, representing a year-over-year decrease of $15 million. Funds from operations were impacted by the decrease in Adjusted EBITDA net of non-controlling interest and lower interest expense from refinancing of certain borrowings.

Canada

Generation from the portfolio was 3,953 GWh for the year ended December 31, 2012 compared to the long-term average of 4,972 GWh and compared to the prior year generation of 4,056 GWh. The decrease in generation is primarily attributable to lower inflows resulting from drier than usual conditions in Ontario and Québec.

Revenues totaled $272 million for the year ended December 31, 2012, representing a year-over-year increase of $35 million. Although generation had decreased in the period, the amended PPAs, executed on the date of the Combination more than offset the impact of lower generation.

Funds from operations totaled $148 million for the year ended December 31, 2012, representing a year-over-year increase of $32 million. Funds from operations were impacted by the increase in revenues.

Brazil

Generation from the portfolio was 3,470 GWh for the year ended December 31, 2012 compared to the prior year generation of 3,307 GWh. Generation was positively impacted by the addition of three hydroelectric facilities acquired or commissioned during the last 18 months.

Revenues totaled $340 million for the year ended December 31, 2012, representing a year-over-year increase of $5 million. The increase in revenues is primarily attributable to generation from the new facilities acquired or commissioned in the last 18 months.

Funds from operations totaled $151 million for the year ended December 31, 2012 representing a year-over-year increase of $4 million.

WIND

The following table reflects the results of our wind operations for the year ended December 31:

			Total	Total
(MILLIONS, EXCEPT FOR AS NOTED)	United States	Canada	2012	2011(1)
Generation (GWh) – LTA(2)(3)	837	1,197	2,034	712
Generation (GWh) – actual(2)(3)	619	1,090	1,709	662
Revenues	$58	$131	$189	$70
Direct operating costs	(27)	(18)	(45)	(12)
Adjusted EBITDA(4)	31	113	144	58
Interest expense - borrowings	(23)	(44)	(67)	(25)
Cash portion of non-controlling interests	(6)	-	(6)	-
Funds from operations(4)	$2	$69	$71	$33

(1)         Results for 2011 are entirely from Canadian assets.

(2)         For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(3)         Includes 100% generation from equity-accounted investments.

(4)         Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”.

United States

Generation from the portfolio was 619 GWh for the year ended December 31, 2012 compared to the long-term average of 837 GWh. In 2011, we held no U.S. operating wind assets in our portfolio. In the first quarter of 2012, we acquired or commissioned four facilities in California and the northeastern United States. Results were below long-term average as a result of lower wind conditions.

Funds from operations totaled $2 million for the year ended December 31, 2012. Funds from operations were impacted by the shortfall in revenues resulting from lower generation.

Canada

Generation from the portfolio was 1,090 GWh for the year ended December 31, 2012 compared to the long-term average of 1,197 GWh and to the prior year generation of 662 GWh. The increase in generation from prior year of 396 GWh is primarily attributable to the full year’s contribution from our Ontario facility commissioned in the fourth quarter of 2011.  Results were below long-term average for the year due to lower wind conditions.

Revenues totaled $131 million for the year ended December 31, 2012, representing a year-over-year increase of $61 million. Approximately $66 million of the increase is attributable to generation from the eastern Canadian facility commissioned in the fourth quarter of 2011.

Funds from operations totaled $69 million for the year ended December 31, 2012, representing a year-over-year increase of $36 million. The increase is attributable to the growth of the portfolio.

Analysis Of Consolidated Financial Statements and Other Information

Revaluation of Property, Plant and Equipment

In accordance with IFRS, Brookfield Renewable has elected to revalue its property, plant and equipment at a minimum on an annual basis, as at December 31st of each year.  As a result, certain of Brookfield Renewable’s property, plant and equipment, are carried at fair value as opposed to historical cost, using a 20-year discounted cash flow model. This model incorporates future cash flows from long-term PPAs that are in place where it is determined that the PPAs are linked specifically to the related power generating assets. The model also includes estimates of future electricity prices, anticipated long-term average generation, estimated operating and capital expenditures, and assumptions about future inflation rates and discount rates by geographical location.

Brookfield Renewable elected to change its accounting policy for the revaluation of property, plant and equipment to include development assets effective December 31, 2011. We record development assets at an estimate of fair value based on the value expected on completion, less the costs remaining to complete the project.

Property, plant and equipment, at fair value totaled $15.7 billion as at December 31, 2013. During the year, 596 MW of hydroelectric and wind facilities were acquired or commissioned into our operating results. These acquisitions and the development and construction of renewable power generating assets totaled $1.6 billion. The revaluation of property, plant and equipment is also impacted each year by fluctuations in foreign exchange and market interest rates. Consequently, the appreciation of the U. S. dollar compared to the Canadian dollar and Brazilian real decreased fair value by $789 million. In addition, an increase in the market interest rates during the year resulted in higher discount rates that were applied in our valuation methodology. This resulted in a decrease in fair value of $217 million.  Finally, we also recognized depreciation expense of $535 million which is significantly higher than what we are required to reinvest in the business as sustaining capital expenditures.

Fair value of property, plant and equipment can vary with discount and terminal capitalization rates. The following table summarizes the impact of a change in discount rates and terminal capitalization rates on the fair value of property, plant and equipment:

(BILLIONS)	2013	2012
50 bps increase in discount rates	$(1.1)	$(1.2)
50 bps decrease in discount rates	1.3	1.4

50 bps increase in terminal capitalization rate(1)	(0.3)	(0.4)
50 bps decrease in terminal capitalization rate(1)	0.3	0.3

(1)            The terminal capitalization rate applies only to hydroelectric assets in the United States and Canada.

Terminal values are included in the valuation of hydroelectric assets in the United States and Canada.  For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset without consideration of potential renewal value. The weighted-average remaining duration at December 31, 2013, is 16 years (2012: 17 years). Consequently, there is no terminal value attributed to the hydroelectric assets in Brazil. If an additional 20 years of cash flows were included, the fair value of property, plant and equipment would increase by approximately $1 billion. See Note 11 - Property, plant and equipment, at fair value in our consolidated financial statements.

liquidity and capital Resources

A key element of our financing strategy is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment grade basis. As at December 31, 2013, long-term indebtedness increased from December 31, 2012 as a result of the portfolio growth. The debt to capitalization ratio increased to 41% from 38% at December 31, 2012 primarily due to the increase in subsidiary borrowings to fund the portfolio growth.

Capitalization

The following table summarizes the capitalization using book values as at December 31:

(MILLIONS)	2013	2012
Credit facilities(1)	$311	$268
Corporate borrowings(1)	1,406	1,504
Subsidiary borrowings(2)	4,906	4,347
Long-term indebtedness	6,623	6,119
Deferred income tax liabilities, net of deferred income tax assets	2,148	2,268
Equity	7,536	7,808
Total capitalization	$16,307	$16,195
Debt to total capitalization	41%	38%

(1)            Issued by a subsidiary of Brookfield Renewable and guaranteed by Brookfield Renewable. The amounts are unsecured.

(2)            Issued by a subsidiary of Brookfield Renewable and secured against its assets. The amounts are not guaranteed.

During 2013 we completed a number of financings associated with the growth in our portfolio.  Highlights include the following:

•         Purchased 88% of the $575 million in operating company notes and 100% of the $125 million in holding notes outstanding with respect to the acquired hydroelectric portfolio in Northeastern United States. The purchase of the tendered notes was partially funded through a non-recourse, 24-month bridge loan of up to $350 million.

•         Refinanced indebtedness on a 166 MW Ontario wind facility and a 51 MW Ontario wind facility resulting in C$170 million of incremental long term borrowings.

•         Issued Series 5 Shares and Series 6 Shares with a fixed, annual yield of 5% resulting in C$350 million in proceeds.

•         With the acquisition of Western Wind, subsidiary borrowings increased by $250 million.

Available liquidity

We operate with substantial liquidity, which along with ongoing cash flow from operations enables us to fund growth initiatives, capital expenditures, distributions, and to finance the business on an investment grade basis.

The following table summarizes the available liquidity as at December 31:

(MILLIONS)	2013	2012
Cash and cash equivalents	$203	$137
Credit facilities
Authorized credit facilities	1,480	990
Draws on credit facilities	(311)	(268)
Issued letters of credit	(212)	(182)
Available portion of credit facilities	957	540
Available liquidity	$1,160	$677

Available liquidity is comprised of cash and the unused portion of credit facilities. As at December 31, 2013, we had $1,160 million of available liquidity (2012: $677 million) which provides the flexibility to fund ongoing portfolio growth initiatives and to protect against short-term fluctuations in generation.

During the year ended December 31, 2013, we expanded our revolving credit facilities from $990 million to $1,280 million and extended the maturity date to October 31, 2017. Brookfield Asset Management provided a $200 million committed unsecured revolving credit facility maturing in December 2014, at LIBOR plus 2%.

Long-term debt and credit facilities

The following table summarizes our principal repayments and maturities as at December 31, 2013:

(MILLIONS)	2014	2015	2016	2017	2018	Thereafter	Total
Principal repayments
Subsidiary borrowings(1)	$517	$501	$259	$576	$278	$2,810	$4,941
Corporate borrowings and
credit facilities(1)	-	-	282	311	188	942	1,723
Equity-accounted investments	1	34	1	125	1	7	169
	518	535	542	1,012	467	3,759	6,833
Interest payable(2)
Subsidiary borrowings	285	261	244	223	193	1,384	2,590
Corporate borrowings and
credit facilities	79	79	79	62	58	256	613
Equity-accounted investments	7	6	5	2	-	1	21
	371	346	328	287	251	1,641	3,224
	$889	$881	$870	$1,299	$718	$5,400	$10,057

(1)           Subsidiary borrowings and corporate borrowings and credit facilities include $52 million and $11 million of unamortized deferred financing fees and premiums, respectively.

(2)           Represents aggregate interest payable expected to be paid over the entire term of the obligations, if held to maturity. Variable rate interest payments have been calculated based on current rates.

Subsidiary borrowings maturing in 2014 include $125 million on a New England hydroelectric facility and $250 million on our portfolio of hydroelectric facilities in the Southeastern United States. All borrowings are expected to be refinanced in the normal course. In January 2014, the $279 million bridge loan associated with our recently acquired 360 MW operating hydroelectric portfolio located in Maine was refinanced to 2017 at LIBOR plus 2.25%. The bridge loan was due to mature in 2015.

The overall maturity profile and average interest rates associated with our borrowings and credit facilities are as follows at December 31:

	Average term (years)		Average interest rate (%)
	2013	2012	2013	2012
Corporate borrowings	7.7	8.7	5.3	5.3
Subsidiary borrowings	11.8	11.8	6.0	6.4
Credit facilities	3.8	3.8	1.4	2.0

For the year ended December 31, 2013, we reduced our borrowing costs and extended the maturity of our subsidiary borrowings and credit facilities, in an environment where interest rates are near historical lows.

CONTRACT PROFILE

We have a predictable profile driven by both long-term PPAs with a weighted-average remaining duration of 18 years, combined with a well-diversified portfolio that reduces variability in our generation volumes. We operate the business on a largely contracted basis to ensure a high degree of predictability in funds from operations. We do however maintain a long-term view that electricity prices and the demand for electricity from renewable sources will rise due to a growing level of acceptance around climate change and the legislated requirements in some areas to diversify away from fossil fuel based generation.

The following table sets out contracts over the next five years for generation output from existing facilities assuming long-term average hydrology and wind conditions:

FOR THE YEAR ENDED DECEMBER 31	2014	2015	2016	2017	2018
Generation (GWh)
Contracted(1)
Hydroelectric
United States	7,730	6,863	6,863	6,863	6,863
Canada(2)	5,152	5,200	5,200	5,200	5,200
Brazil	3,411	2,318	2,051	1,320	1,237
	16,293	14,381	14,114	13,383	13,300
Wind energy
United States	1,293	1,293	1,292	1,292	1,292
Canada	1,197	1,197	1,197	1,197	1,197
	2,490	2,490	2,489	2,489	2,489
Other	134	-	-	-	-
	18,917	16,871	16,603	15,872	15,789
Uncontracted	2,639	4,568	4,809	5,540	5,623
Total long-term average	21,556	21,439	21,412	21,412	21,412
Long-term average on a proportionate basis(3)	17,749	17,621	17,593	17,594	17,594

Contracted generation - as at December 31, 2013
% of total generation	88%	79%	78%	74%	74%
% of total generation on a proportionate basis(3)	93%	86%	85%	81%	81%

Price per MWh	$82	$84	$85	$83	$84

(1)            Assets under construction are included when long-term average and pricing details are available and the commercial operation date is established in a definitive construction contract.

(2)            Long-term average for 2014 to 2018 includes generation from one facility that is currently under construction with estimated commercial operation date in mid-2014.

(3)            Long-term average on a proportionate basis includes wholly-owned assets, and our share of partially-owned assets and equity-accounted investments.

The majority of the long-term power sales agreements are with investment-rated or creditworthy counterparties:

SUMMARY CONSOLIDATED BALANCE SHEETS

The following table provides a summary of the key line items on the consolidated balance sheets as at December 31:

(MILLIONS)	2013	2012
Property, plant and equipment, at fair value	$15,741	$15,702
Equity-accounted investments	290	344
Total assets	16,977	16,925
Long-term debt and credit facilities	6,623	6,119
Deferred income tax liabilities	2,265	2,349
Total liabilities	9,441	9,117
Preferred equity	796	500
Participating non-controlling interests - in operating subsidiaries	1,303	1,028
General partnership interest in a holding subsidiary held by Brookfield	54	63
Participating non-controlling interests - in a holding subsidiary -
Redeemable/Exchangeable units held by Brookfield	2,657	3,070
Limited partners' equity	2,726	3,147
Total liabilities and equity	16,977	16,925

Contractual obligations

Capital expenditures and development and construction

Brookfield Renewable categorizes its capital spending as either sustaining or development and construction expenditures. Sustaining capital expenditures relate to maintaining power generating assets, whereas development and construction expenditures include project costs for new facilities. Total sustaining capital expenditures for 2014 are expected to be $85 million and of this amount $24 million has been contractually committed as at December 31, 2013 (2012: $11 million).

The remaining project costs on the 45 MW hydroelectric project in British Columbia are expected to be $26 million. The project will be fully operational by second quarter of 2014.

Commitments

At the balance sheet date, we had commitments for future minimum lease payments under non-cancellable leases which fall due as follows:

(MILLIONS)	2014	2015	2016	2017	2018	Thereafter	Total
Operating leases	$17	$17	$17	$13	$13	$124	$201
Capital leases	-	-	-	1	1	47	49
Total	$17	$17	$17	$14	$14	$171	$250

Guarantees

Brookfield Renewable, on behalf of its subsidiaries, and subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. As at December 31, 2013 letters of credit issued by subsidiaries of Brookfield Renewable amounted to $93 million.

In the normal course of operations, we execute agreements that provide for indemnification and guarantees to third parties in transactions such as acquisitions, construction projects, capital projects, and purchases of assets. We have also agreed to indemnify our directors and certain of our officers and employees. The nature of the indemnifications prevents us from making a reasonable estimate of the maximum potential amount that could be required to pay third parties, as many of the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under indemnification agreements.

Off-Balance Sheet Arrangements

Brookfield Renewable has no off-balance sheet financing arrangements.

Related Party Transactions

Brookfield Renewable’s related party transactions are in the normal course of business, and are recorded at the exchange amount. Brookfield Renewable’s related party transactions are primarily with Brookfield Asset Management.

As discussed in the Significant Accounting Policies Note 2 (b) -  Basis of Presentation in our audited consolidated financial statements, effective November 28, 2011, Brookfield Asset Management and Brookfield Renewable completed the Combination agreement. This resulted in the strategic combination of all the renewable power assets of the Fund and certain Brookfield Asset Management subsidiaries to create Brookfield Renewable. Consequently at the date of the Combination, Brookfield Asset Management, Brookfield Renewable’s ultimate parent, held directly or indirectly, approximately a 73% limited partnership interest (65% as at the date of this report) on a fully-exchanged basis and all general partnership units totaling a 0.01% general partnership interest in Brookfield Renewable.

Brookfield Renewable sells electricity to subsidiaries of Brookfield Asset Management through long-term PPAs to provide stable cash flow and reduce Brookfield Renewable’s exposure to electricity prices in deregulated power markets. Brookfield Renewable also benefits from a wind levelization agreement with a subsidiary of Brookfield Asset Management which reduces the exposure to the fluctuation of wind generation at certain facilities and thus improves the stability of its cash flow.

In addition to these agreements, Brookfield Renewable and Brookfield Asset Management have executed other agreements that are fully described in Note 9 - Related Party Transactions in our audited consolidated financial statements.

In December 2011 and September 2013, Brookfield Renewable entered into voting agreements with subsidiaries of Brookfield Asset Management whereby these subsidiaries, as managing members of entities related to Brookfield Americas Infrastructure Fund and the Brookfield Infrastructure Fund II, in which Brookfield Renewable holds investments with institutional partners, agreed to assign to Brookfield Renewable their voting rights to appoint the directors of such entities.

The following table reflects the related party agreements and transactions on the consolidated statements of income (loss), for the year ended December 31:

(MILLIONS)	2013	2012	2011
Revenues
Purchase and revenue support agreements	$456	$376	$254
Wind levelization agreement	6	2	7
	$462	$378	$261
Direct operating costs
Energy purchases	$(36)	$(40)	$(41)
Energy marketing fee	(20)	(18)	(11)
Insurance services	(26)	(18)	(18)
	$(82)	$(76)	$(70)
Interest expense	$-	$-	$(19)
Management service costs	$(41)	$(36)	$(1)

The following table reflects the related party agreements and transactions on the consolidated balance sheets as at December 31:

(MILLIONS)	Related party	2013	2012
Current assets
Due from related parties
Amounts due from	Brookfield Asset Management	$36	$20
	Equity accounted and other	12	14
		$48	$34
Due from related parties
Amounts due from	Brookfield Asset Management
	Brascan Energetica	$-	$3
Note receivable	Powell River Energy Inc.(1)	-	19
		$-	$22
Current liabilities
Due to related parties
Amount due to	Brookfield Asset Management	$48	$45
Accrued distributions payable on LP units
and Redeemable/Exchangeable
partnership units	Brookfield Asset Management	62	61
Amount due to	Equity accounted	-	3
		$110	$109

(1)            Brookfield Renewable acquired the remaining 50% interest in this entity in 2013 bringing the total investment to 100%, and its results were fully consolidated.

CONSOLIDATED STATEMENTS OF CASH FLOWS

The following table summarizes the key items on the consolidated statements of cash flows, for the year ended December 31:

(MILLIONS)	2013	2012	2011
Cash flow provided by (used in):
Operating activities	$746	$398	$349
Financing activities	(263)	335	809
Investing activities	(408)	(813)	(1,108)
Foreign exchange (loss) gain on cash	(9)	(8)	11
Increase (decrease) in cash and cash equivalents	$66	$(88)	$61

Cash and cash equivalents as at December 31, 2013 totaled $203 million, representing an increase of $66 million since December 31, 2012. Cash and cash equivalents as at December 31, 2012 totaled $137 million, representing a decrease of $88 million since December 31, 2011.

Operating Activities

Cash flows provided by operating activities totaled $746 million for year ended December 31, 2013, resulting in a year-over-year increase of $348 million. The increases are primarily attributable to funds from operations. Cash flows provided by operating activities totaled $398 million for the year ended December 31, 2012, resulting in a year-over-year increase of $49 million. The increase was primarily due to a $15 million increase in funds from operations.

Net change in working capital

The net change in working capital balances shown in the consolidated statements of cash flows for the year ended December 31 is comprised of the following:

(MILLIONS)	2013	2012
Trade receivables and other current assets	$47	$(36)
Accounts payable and accrued liabilities	(42)	17
Other assets and liabilities	(4)	(3)
	$1	$(22)

Financing Activities

Cash flows used in financing activities totaled $263 million for the year ended December 31, 2013. Repayments related to subsidiary borrowings and credit facilities were approximately $1.7 billion. Long-term debt increased by $1.4 billion due to the growth in our portfolio and re-financings at two Ontario wind facilities. Capital was provided from the issuances of C$175 million each of the Series 5 Shares and Series 6 Shares. The capital provided by participating non-controlling interests – in operating subsidiaries includes the co-investment by a private fund sponsored by Brookfield Asset Management.

For the year ended December 31, 2013 distributions paid to unitholders were $378 million (2012: $362 million). The distributions paid to preferred shareholders and participating non-controlling interests - in operating subsidiaries were $157 million (2012: $38 million). See “Dividends and Distributions” for further details.

Cash flows provided by financing activities totaled $335 million for the year ended December 31, 2012.  Long-term debt – borrowings increased with issuance of C$400 million of 10-year term corporate notes, with approximately $500 million of subsidiary borrowings related to the growth and construction of assets, and over $300 million in refinancing of certain existing facilities. Repayments related to subsidiary borrowings were approximately $1.1 billion. The capital provided by participating non-controlling interests – in operating subsidiaries relates to the growth of the business, and the capital provided by preferred equity is from the issuance of C$250 million Class A Preference Shares.

For the year ended December 31, 2012, distributions paid to unitholders were $362 million (2011: $109 million). The distributions paid to preferred shareholders and participating non-controlling interests - in operating subsidiaries were $38 million (2011: $39 million). See “Dividends and Distributions” for further details.

Investing Activities

Cash flows used in investing activities for the year ended December 31, 2013 totaled $408 million.  Our investments were with respect to the acquisition of hydroelectric facilities in Maine, the remaining 50% interest previously held by our partner in a facility located in British Columbia, and a wind portfolio in California that when combined totaled $241 million. In addition, our investment in the construction of renewable power generating assets was $147 million and sustainable capital expenditures totaled $79 million.

Cash flows used in investing activities for the year ended December 31, 2012 totaled $813 million. Our investments were with respect to the acquisition of wind facilities in California, hydroelectric facilities in southern United States and a hydroelectric facility in Brazil that totaled $775 million. In addition, our continued investment in sustainable capital expenditures totaled $55 million and construction of renewable power generating assets amounted to $307 million. Partly offsetting the cash investments were $209 million in investment tax credits received pursuant to government incentives to build new renewable wind facilities, and $172 million from the settlement of certain related party balances.

NON-CONTROLLING INTERESTS

Preferred equity

In January 2013 and May 2013, we issued for total proceeds of C$350 million, C$175 million each of Series 5 Shares and Series 6 Shares with fixed, annual, cumulative dividends yielding 5%. The net proceeds were used to repay outstanding indebtedness and for general corporate purposes. As at December 31, 2013, no Preference Shares have been redeemed.

General partnership interest in a holding subsidiary held by Brookfield

Brookfield, as the owner of the 1% general partnership interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly distributions exceed specified target levels. To the extent that distributions exceed $0.375 per unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly distributions exceed $0.4225 per unit, the incentive distribution is equal to 25% of distributions above this threshold. No incentive distributions have been paid.

Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield

BRELP has issued Redeemable/Exchangeable partnership units to Brookfield Asset Management, which may at the request of the holder, require BRELP to redeem these units for cash consideration. The right is subject to Brookfield Renewable’s right of first refusal which entitles it, at its sole discretion, to elect to acquire all of the units presented to BRELP that are tendered for redemption in exchange for LP Units. If Brookfield Renewable elects not to exchange the Redeemable/Exchangeable partnership units for LP Units, the Redeemable/Exchangeable partnership units are required to be redeemed for cash. As Brookfield Renewable, at its sole discretion, has the right to settle the obligation with LP Units, the Redeemable/Exchangeable partnership units are classified as equity, and not as a liability.

LIMITED PARTNERS’ EQUITY

With the completion of the Combination in November 2011, the number of outstanding units increased from 104,718,976 to 262,485,747 on a fully-exchanged basis. The fully-exchanged amounts assume the exchange of LP Units for the participating non-controlling interests in BRELP, which may or may not occur since Brookfield can elect to continue to hold its direct interest in BRELP through Redeemable/Exchangeable partnership units rather than exchanging this interest for LP Units.

Secondary offerings were completed in 2012 and 2013 in which Brookfield Asset Management sold 13,144,500 and 8,065,000 of its LP Units, respectively, at an offering price of C$26.25 and C$31.00 per LP Unit, respectively. As a result, Brookfield Asset Management now owns, directly and indirectly,  169,685,609  LP Units and Redeemable/Exchangeable partnership units, representing approximately 65% of Brookfield Renewable on a fully-exchanged basis.

SHARES AND UNITS OUTSTANDING

The shares and units outstanding as at December 31 are presented in the following table:

	2013	2012
Class A Preference Shares
Series 1	10,000,000	10,000,000
Series 3	10,000,000	10,000,000
Series 5	7,000,000	-
Series 6	7,000,000	-
	34,000,000	20,000,000
General partnership units(1)	2,651,506	2,651,506
Redeemable/Exchangeable units(1)	129,658,623	129,658,623
LP Units
Balance, beginning of year	132,901,916	132,827,124
Distribution reinvestment plan	82,997	74,792
Balance, end of year	132,984,913	132,901,916

Brookfield Asset Management	40,026,986	48,091,986
External LP Unitholders	92,957,927	84,809,930
	132,984,913	132,901,916
LP Units on a fully-exchanged basis	262,643,536	262,560,539

(1)           Units held by Brookfield Asset Management

DIVIDENDS AND DISTRIBUTIONS

The composition of the dividends and distributions for the year ended December 31 are presented in the following table:

	Accrued			Paid
(MILLIONS, EXCEPT AS NOTED)	2013	2012	2011	2013	2012	2011
Class A Preference Shares
Series 1	$13	$13	$13	$13	$13	$13
Series 3	11	3	-	12	-	-
Series 5	8	-	-	6	-	-
Series 6	5	-	-	4	-	-
	$37	$16	$13	$35	$13	$13

Participating non-controlling interests - in
operating subsidiaries	$122	$24	$25	$122	$24	$25

General partnership interest in a holding
subsidiary held by Brookfield	$4	$4	$1	$4	$4	$-

Participating non-controlling interests -
in a holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	$188	$179	$43	$185	$177	$-

Limited partners' equity
Brookfield Asset Management	58	66	21	56	73	-
External LP Unitholders	135	117	24	133	108	-
	$193	$183	$45	$189	$181	$-

	$544	$406	$127	$535	$399	$38

Critical ESTIMATES AND CRITICAL JUDGMENTS in applying accounting policies

The consolidated annual financial statements are prepared in accordance with IFRS, which require the use of estimates and judgments in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 2 – Significant accounting policies in our audited consolidated financial statements are considered critical accounting estimates as defined in NI 51-102 with the exception of the estimates related to the valuation of property, plant and equipment and the related deferred income tax liabilities. These assumptions include estimates of future electricity prices, discount rates, expected long-term average generation, inflation rates, terminal year and operating and capital costs, the amount, the timing and the income tax rates of future income tax provisions. Estimates also include determination of accruals, purchase price allocations, useful lives, asset valuations, asset impairment testing, deferred tax liabilities, decommissioning retirement obligations and those relevant to the defined benefit pension and non-pension benefit plans. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.

In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. These estimates are impacted by, among other things, future power prices, movements in interest rates, foreign exchange and other factors, some of which are highly uncertain, as described in the “Risk Factors” section. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on Brookfield Renewable’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to virtually all asset and liability account balances. Actual results could differ from those estimates.

Critical estimates

            Brookfield Renewable makes estimates and assumptions that affect the carrying value of assets and liabilities, disclosure of contingent assets and liabilities and the reported amount of income and other comprehensive income (“OCI”) for the year. Actual results could differ from these estimates. The estimates and assumptions that are critical to the determination of the amounts reported in the consolidated financial statements relate to the following:

(i)         Property, plant and equipment

            The fair value of Brookfield Renewable’s property, plant and equipment is calculated using estimates and assumptions about future electricity prices from renewable sources, anticipated long-term average generation, estimated operating and capital expenditures, future inflation rates and discount rates, as described in Note 11 - Property, plant and equipment, at fair value in our audited consolidated financial statements. Judgment is involved in determining the appropriate estimates and assumptions in the valuation of Brookfield Renewable’s property, plant and equipment. See Note 2 (o) - Critical judgments in applying accounting policies in our audited consolidated financial statements for further details.

            Estimates of useful lives and residual values are used in determining depreciation. To ensure the accuracy of useful lives and residual values, these estimates are reviewed on an annual basis.

(ii)        Financial instruments

            Brookfield Renewable makes estimates and assumptions that affect the carrying value of its financial instruments, including estimates and assumptions about future electricity prices, long-term average generation, capacity prices, discount rates and the timing of energy delivery. Non-financial instruments are valued using estimates of future electricity prices which are estimated by considering broker quotes for the years in which there is a liquid market and for the subsequent years Brookfield Renewable’s best estimate of electricity prices that would allow new entrants into the market. The fair value of interest rate swaps is the estimated amount that another party would receive or pay to terminate the swap agreements at the reporting date, taking into account current market interest rates. This valuation technique approximates the net present value of future cash flows. See Note 8 - Risk Management and Financial Instruments in our audited consolidated financial statements for more details.

(iii)       Deferred income taxes

            The consolidated financial statements include estimates and assumptions for determining the future tax rates applicable to subsidiaries and identifying the temporary differences that relate to each subsidiary. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply during the year when the assets are realized or the liabilities settled, using the tax rates and laws enacted or substantively enacted at the consolidated balance sheet dates. Operating plans and forecasts are used to estimate when the temporary difference will reverse.

Critical judgments in applying accounting policies

            The following are the critical judgments that have been made in applying the accounting policies used in the consolidated financial statements and that have the most significant effect on the amounts in the consolidated financial statements:

(i)         Preparation of consolidated financial statements

            These consolidated financial statements present the financial position, results of operations and cash flows of Brookfield Renewable. Judgment is required in determining what assets, liabilities and transactions are recognized in the consolidated financial statements as pertaining to Brookfield Renewable’s operations.

(ii)        Common control transactions

Common control business combinations specifically fall outside of scope of IFRS 3R and as such management has used its judgment to determine an appropriate policy to account for these transactions. Consideration was given to other relevant accounting guidance within the framework of principles in IFRS and that reflects the economic reality of the transactions, in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”). As a result, the consolidated financial statements account for assets and liabilities acquired at the previous carrying value on the predecessor’s financial statements. Differences between the consideration given and the assets and liabilities received are recorded directly to equity.

(iii)         Property, plant and equipment

            The accounting policy relating to Brookfield Renewable’s property, plant and equipment is described in Note 2 (f) - Property plant and equipment and revaluation method in our audited consolidated financial statements. In applying this policy, judgment is used in determining whether certain costs are additions to the carrying amount of the property, plant and equipment as opposed to repairs and maintenance. If an asset has been developed, judgment is required to identify the point at which the asset is capable of being used as intended and to identify the directly attributable costs to be included in the carrying value of the development asset. The useful lives of property, plant and equipment are determined by independent engineers periodically with an annual review by management.

Annually, Brookfield Renewable determines the fair value of its property, plant and equipment using a methodology that it has judged to be reasonable. The methodology is generally a 20 year discounted cash flow model. Twenty years is the period considered reasonable as Brookfield Renewable has 20 year capital plans and it believes a reasonable third party would be indifferent between extending the cash flows further in the model versus using a discounted terminal value.

The valuation model incorporates future cash flows from long-term PPAs that are in place where it is determined that the PPAs are linked specifically to the related power generating assets. With respect to estimated future generation that does not incorporate long-term PPA pricing, the cash flow model uses estimates of future electricity prices using broker quotes from independent sources for the years in which there is a liquid market. The valuation of power generating assets not linked to long-term PPAs also requires the development of a long term estimate of future electricity prices. In this regard the valuation model uses a discount to the all-in cost of construction with a reasonable return, to secure energy from new renewable on-shore wind development resources as the benchmark that will establish the market price for electricity for renewable resources.

Brookfield Renewable’s long term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth by the year 2020. This year is viewed as the point when generators in North America must build additional capacity to maintain system reliability and provide an adequate level of reserve generation with the retirement of older coal fired plants and with the Environmental Protection Agency emission compliance deadlines. Brookfield Renewable has estimated a discount to these new-build wind prices to determine renewable electricity prices for hydroelectric facilities. In Brazil, the estimate of future electricity prices is based on a similar approach as applied in North America using a forecast of the all-in cost of hydroelectric and wind development.

            Discount rates are determined each year by considering the current interest rates, average market cost of capital as well as the price risk and the geographical location of the operational facilities as judged by management. Inflation rates are also determined by considering the current inflation rates and the expectations of future rates by economists.  Operating costs are based on long-term budgets escalated for inflation.  Each operational facility has a 20 year capital plan that it follows to ensure the maximum life of its assets is achieved.  Foreign exchange rates are forecasted by using the spot rates and the available forward rates, extrapolated beyond the period available. The inputs described above to the discounted cash flow model require management to consider facts, trends and plans in making its judgments as to what derives a reasonable fair value of its property, plant and equipment.

(iv)       Financial instruments

            The accounting policy relating to Brookfield Renewable’s financial instruments is described in Note 2 (i) — Financial instruments in our audited consolidated financial statements. In applying the policy, judgments are made in applying the criteria set out in IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”), to record financial instruments at fair value through profit and loss, and the assessments of the effectiveness of hedging relationships.

(v)        Deferred income taxes

The accounting policy relating to Brookfield Renewable’s income taxes is described in Note 2 (k) — Income taxes in our audited consolidated financial statements. In applying this policy, judgments are made in determining the probability of whether deductions, tax credits and tax losses can be utilized.

(vi)       Consolidation of Brookfield Renewable Power Fund

            Brookfield Renewable held a 34% investment in the Fund, on a fully-exchanged basis prior to November 28, 2011. As a result, Brookfield Renewable assessed whether it continued to control the Fund, given its reduced ownership level. In making this assessment, Brookfield Renewable considered the definition of control and guidance as set out in IAS 27, Consolidated and Separate Financial Statements (“IAS 27”). Brookfield Renewable concluded that control did exist as it had the power to govern the financial and operating policies of the Fund under specific agreements. Effective November 28, 2011, public unitholders of the Fund received one LP Unit of Brookfield Renewable for each trust unit of the Fund held, and the Fund was wound up.

Future changes in accounting policies

(i)      Financial Instruments

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the IASB on October 28, 2010, and will replace IAS 39. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Two measurement categories continue to exist to account for financial liabilities in IFRS 9, fair value through profit or loss (“FVTPL”) and amortized cost. Financial liabilities held for trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. The treatment of embedded derivatives under the new standard is consistent with IAS 39 and is applied to financial liabilities and non-derivative hosts not within the scope of the standard. IFRS 9 is effective for annual periods beginning on or after 1 January 2018. Management is currently evaluating the impact of IFRS 9 on the consolidated financial statements.

(ii)      Levies Imposed by Governments

IFRIC 21, Levies  (“IFRIC 21”) provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and those where the timing and amount of the levy is certain.  IFRIC 21 identifies the obligating event for the recognition of a liability as the activity that triggers the payment of the levy in accordance with the relevant legislation.  A liability is recognized progressively if the obligating event occurs over a period of time or, if an obligation is triggered on reaching a minimum threshold, the liability is recognized when that minimum threshold is reached. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014. Management is currently evaluating the impact of IFRIC 21 on the consolidated financial statements.

ADOPTION OF ACCOUNTING STANDARDS

The following new accounting standards were applied or adopted by Brookfield Renewable during the year. See Note 2 (p) - New standards, interpretations and amendments adopted by Brookfield Renewable in our consolidated financial statements for the year ended December 31, 2013.

•         IAS 1, Presentation of Items of Other Comprehensive Income – Amendments to IAS 1,

•         IFRS 10, Consolidated Financial Statements,

•         IFRS 11, Joint Arrangements, and IAS 28, Investment in Associates and Joint Ventures,

•         IFRS 12, Disclosure of Interests in Other Entities,

•         IFRS 13, Fair Value Measurement,

•         IAS 19, Employee Benefits (Revised 2011) (IAS 19R), and

•         IAS 34, Interim Financial Reporting and Segment Information for Total Assets and Liabilities.

OPERATIONAL REVIEW FOR THE THREE MONTHS ENDED DECEMBER 31, 2013

The following table reflects the actual and long-term average generation for the three months ended December 31:

					Variance of Results
							Actual vs.
	Actual Generation(1)		LTA Generation(1)		Actual vs. LTA		Prior Year
GENERATION (GWh)	2013	2012	2013	2012	2013	2012
Hydroelectric generation
United States	2,226	1,447	2,450	1,869	(224)	(422)	779
Canada	1,401	954	1,171	1,175	230	(221)	447
Brazil(2)	923	924	923	924	-	-	(1)
	4,550	3,325	4,544	3,968	6	(643)	1,225
Wind energy
United States	175	158	274	191	(99)	(33)	17
Canada	328	325	343	343	(15)	(18)	3
	503	483	617	534	(114)	(51)	20
Other	215	245	219	104	(4)	141	(30)
Total generation(3)	5,268	4,053	5,380	4,606	(112)	(553)	1,215

(1)         For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(2)         In Brazil, assured generation levels are used as a proxy for long-term average.

(3)         Includes 100% of generation from equity-accounted investments.

Generation levels during the three months ended December 31, 2013 totaled 5,268 GWh, an increase of 1,215 GWh as compared to the same period of the prior year.

The hydroelectric portfolio generated 4,550 GWh, consistent with the long-term average of 4,544 GWh, and an increase of 1,225 GWh from the same period of the prior year. Generation from existing hydroelectric assets was 3,895 GWh compared to 3,325 GWh for the same period in the prior year, as generation returned to more normal levels relative to the dry conditions that were experienced in the prior year. Acquisitions during the year and in the fourth quarter of 2012 and assets reaching commercial operations contributed 655 GWh compared to the long-term average of 701 GWh.

The wind portfolio generated 503 GWh which was below the long-term average of 617 GWh. Generation increased 20 GWh compared to the same period in the prior year. The facilities recently acquired in California resulted in generation of 48 GWh compared to the long-term average of 81 GWh, while generation from existing wind facilities declined compared to the prior year due to wind conditions across the U.S. portfolio.

SUMMARY OF HISTORICAL QUARTERLY RESULTS ON A CONSOLIDATED BASIS

The following is a summary of unaudited quarterly financial information for the last twelve consecutive quarters:

		2013			2012				2011(1)
(MILLIONS, EXCEPT AS NOTED)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Generation (GWh) - LTA(2)(3)	5,380	4,960	6,171	5,325	4,606	4,049	4,998	4,549	4,076	3,671	4,488	4,062
Generation (GWh) - actual(2)(3)	5,268	5,154	6,265	5,535	4,053	2,971	4,101	4,817	3,848	3,614	4,491	3,924
Revenues	$393	$392	$484	$437	$317	$229	$337	$426	$267	$280	$329	$293
Adjusted EBITDA(4)	272	260	357	319	195	118	221	318	154	197	238	215
Funds from operations(4)	137	108	187	162	74	11	87	175	34	79	116	103
Net (loss) income:
Non-controlling interests
Preferred equity	10	10	10	7	6	4	3	3	3	3	4	3
Participating non-controlling
interests - in operating subsidiaries	(7)	8	24	16	(14)	(11)	(14)	(1)	1	7	9	(6)
General partnership interest in a holding
subsidiary held by Brookfield	-	-	-	1	(1)	-	-	-	(1)	(3)	-	(1)
Participating non-controlling
interests - in a holding subsidiary Redeemable/
Exchangeable units held by Brookfield	10	5	22	30	(27)	(26)	4	14	(44)	(123)	(21)	(44)
Limited partners' equity	11	5	22	31	(28)	(26)	4	15	(45)	(126)	(22)	(45)
	24	28	78	85	(64)	(59)	(3)	31	(86)	(242)	(30)	(93)
Basic and diluted earnings (loss) income per LP Unit(5)	0.08	0.04	0.17	0.23	(0.20)	(0.20)	0.03	0.11	(0.33)	(0.95)	(0.17)	(0.34)
Distributions:
Preferred equity	10	10	10	7	6	3	4	3	3	3	4	3
General partnership interest in a holding
subsidiary held by Brookfield	1	1	1	1	1	1	1	1	1	-	-	-
Participating non-controlling interests -
in a holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	47	47	47	47	45	45	45	44	43	-	-	-
Limited partners' equity	48	49	48	48	45	46	47	45	45	-	-	-

(1)            Comparative quarterly consolidated financial information for the year ended December 31, 2011 was revised to reflect adjustments, primarily related to deferred income tax and foreign currency translation, which were identified through the completion of the Combination. The adjustments do not impact the comparative annual consolidated financial information for the year ended December 31, 2011.

(2)            Includes 100% of generation from equity-accounted investments.

(3)            For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(4)            Non-IFRS measures. See "Cautionary Statement Regarding Use of Non-IFRS Measures".

(5)            Average LP Units outstanding totaled 132.9 million (2012: 132.9 million and 2011: 132.8 million).

RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

(a) Market risk

Market risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by Brookfield Renewable will fluctuate because of changes in market prices.

Brookfield Renewable faces market risk from foreign currency assets and liabilities, the impact of changes in interest rates, and floating rate liabilities.  Market risk is managed by funding assets with financial liabilities in the same currency and with similar interest rate characteristics and holding financial contracts, such as interest rate swaps and foreign exchange contracts, to minimize residual exposures. Financial instruments held by Brookfield Renewable that are subject to market risk include borrowings and financial instruments, such as interest rate, currency and commodity contracts. The categories of financial instruments that can give rise to significant variability are described below:

 (i) Commodity price risk

Commodity price risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument will fluctuate because of changes in commodity prices.  Commodity price risk arises from the sale of Brookfield Renewable’s uncontracted generation and stabilization of the gas purchases.

Brookfield Renewable sells electricity under long-term contracts to secure stable prices and mitigate its exposure to wholesale markets. As at December 31, 2013, 93% of our 2014 generation on a proportionate basis was sold pursuant to purchase price agreements, either to third parties or through entities of Brookfield. During 2011, certain of the long-term contracts were considered financial instruments, and were recorded at fair value in the consolidated financial statements. The change in fair value of long-term contracts was recorded in either income as “unrealized financial instrument loss” or OCI, as applicable.

The table below summarizes the impact of changes in the market price of electricity and gas as at December 31.  The impact is expressed in terms of the effect on net income and OCI.  The sensitivities are based on the assumption that the market price changes by five percent with all other variables held constant.

            Impact of a 5% change in the market price of gas and electricity for the year ended December 31:

	Effect on net income			Effect on OCI
(MILLIONS)	2013	2012	2011	2013	2012	2011
5% increase	$-	$1	$2	$1	$-	$-
5% decrease	-	(1)	(2)	(1)	-	-

(ii) Interest rate risk

Interest rate risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument will fluctuate, because of changes in interest rates.

Brookfield Renewable’s assets largely consist of long duration physical assets. Brookfield Renewable’s financial liabilities consist primarily of long-term fixed rate debt or floating-rate debt that has been swapped to fixed rates with interest rate financial instruments. All non-derivative financial liabilities are recorded at their amortized cost. Brookfield Renewable also holds interest rate contracts to lock-in fixed rates on certain anticipated future debt issuances.

Fluctuations in interest rates could impact Brookfield Renewable’s cash flows, primarily with respect to the interest payable against Brookfield Renewable’s variable rate debt, which is limited to certain subsidiary borrowings with a total principal value of $1,515 million (2012: $1,592 million).  Of this amount, $806 million (2012: $1,102 million) has been hedged through the use of interest rate swaps.  Brookfield Renewable’s subsidiaries will enter into agreements designed to minimize the exposure to interest rate fluctuations on these debts. The fair values of the recognized liability for these agreements were calculated using a valuation model with observable interest rates.

The table below summarizes the impact of changes in the interest rate as at December 31.  The impact is expressed in terms of the effect on income and OCI.  The sensitivities are based on the assumption that the interest rate changes by one percent with all other variables held constant.

        Impact of a 1% change in interest rates for the year ended December 31:

	Effect on net income			Effect on OCI
(MILLIONS)	2013	2012	2011	2013	2012	2011
1% increase	$(7)	$(7)	$(7)	$96	$51	$48
1% decrease	7	7	7	(96)	(51)	(48)

(b) Credit risk

Credit risk is the risk of loss due to the failure of a borrower or counterparty to fulfill its contractual obligations. Brookfield Renewable’s exposure to credit risk in respect of financial instruments relates primarily to counterparty obligations regarding energy contracts, interest rate swaps, forward foreign exchange contracts and physical electricity and gas transactions.

Brookfield Renewable minimizes credit risk with counterparties through the selection, monitoring and diversification of counterparties, and the use of standard trading contracts, and other credit risk mitigation techniques.  In addition, Brookfield Renewable’s PPAs are reviewed regularly and are almost exclusively with customers having long standing credit histories or investment grade ratings, which limit the risk of non-collection. As at December 31, 2013, 99% (2012: 99%)  of Brookfield Renewable’s trade receivables of $105 million were current. See Note 7 - Trade receivables and other current assets in our audited consolidated financial statements for additional details regarding Brookfield Renewable’s trade receivables balance.

The maximum credit exposure at December 31 was as follows:

(MILLIONS)	2013	2012
Cash and cash equivalents	$203	$137
Restricted cash	169	157
Trade receivables and other current assets	184	194
Financial instrument assets	15	-
Other long-term assets
Restricted cash	75	80
Other	-	2
Due from related parties(1)	48	56
	$694	$626

(1)           Includes both the current and long-term amounts.

(c) Liquidity risk

Liquidity risk is the risk that we cannot meet a demand for cash or fund an obligation when due.  Liquidity risk is mitigated by cash and cash equivalent balances and its access to undrawn credit and hydrology reserve facilities. Details of the undrawn credit facilities are included in Note 14 – Long-term debt and credit facilities in our audited consolidated financial statements.  We also ensure that we have access to public debt markets by maintaining a strong credit rating of BBB (high).

We are also subject to the risk associated with debt financing. This risk is mitigated by the long-term duration of debt instruments and the diversification in maturity dates over an extended period of time.

The sensitivity analysis discussed above reflects only the risks associated with instruments that we consider are market sensitive and the potential loss resulting from one or more selected hypothetical changes. Therefore, the discussion above is not intended to reflect fully the risk exposure that we may have.

Subsequent eventS

In January 2014, we completed the acquisition of a 70 MW hydroelectric portfolio in Maine consisting of nine facilities which are expected to generate approximately 400 GWh annually. In February 2014, $140 million of financing was obtained with a private placement bond that matures in 2024. The acquisition was completed with institutional partners, and Brookfield Renewable retains an approximate 40% interest in the portfolio.

In January 2014, we acquired, with our institutional partners, the remaining 50% interest in the 30 MW Malacha Hydro facility in California. We will retain an approximate 22% interest in the facility.

In January 2014, the $279 million bridge loan associated with the recently acquired 360 MW operating hydroelectric portfolio located in Maine was refinanced to 2017 at LIBOR plus 2.25%.

In February 2014, we announced an agreement to acquire a 33% economic and 50% voting interest in a 417 MW hydroelectric facility in Pennsylvania. This facility is expected to generate approximately 1,100 GWh annually. The acquisition is being pursued with institutional partners, and Brookfield Renewable’s share of the acquired interest is approximately 40%. This transaction is subject to regulatory approvals and other customary closing conditions and is expected to close in the first quarter of 2014.

In February 2014, we announced an increase in unitholder distributions to $1.55 per unit on an annualized basis, an increase of ten cents per unit, to take effect with the first quarter distribution payable in March 2014.

ADJUSTED EBITDA AND FUNDS FROM OPERATIONS ON A PRO FORMA BASIS ASSUMING LONG-TERM AVERAGE

Revenues on a pro forma basis are computed by using long-term average generation for each facility, and multiplied by the pricing in the respective PPAs, where applicable. The majority of direct operating costs are fixed, regardless of changes in generation levels or revenue, except for certain items such as water royalty fees which are charged based on generation or revenues and will vary from time to time. The following table reflects Adjusted EBITDA and funds from operations, assuming long-term average generation, for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2013	2012
Generation (GWh)(1)	21,836	18,202
Revenues	$1,688	$1,520
Other income	11	16
Share of cash earnings from equity-accounted investments	21	13
Direct operating costs	(529)	(496)
Adjusted EBITDA(2)	1,191	1,053
Interest expense – borrowings	(410)	(411)
Management service costs	(41)	(36)
Current income taxes	(19)	(14)
Less: cash portion of non-controlling interests	(139)	(60)
Funds from operations(2)	$582	$532

(1)         For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(2)         Non-IFRS measures.  See “Cautionary Statement Regarding Use of Non-IFRS Measures”.

pro forma financial review FOR THE year ended DECEMBER 31, 2011

We are providing pro forma financial results that include the impact of the Combination, new contracts and contract amendments, management and other service agreements along with the tax impacts resulting from the Combination, as if each had occurred as of January 1, 2011. The unaudited pro forma financial results have been prepared based upon currently available information and assumptions deemed appropriate by management. The pro forma financial results give effect to the following transactions:

            Items affecting future cash flows:

•         amendment and execution of PPAs; and

•         execution of management and other service agreements.

            Items not affecting cash flows:

•         changes in the fair value of property, plant and equipment due to the change in PPAs and the resulting change in depreciation expense;

•         settlement of intercompany balances as at the date of the transaction; and

•         elimination of the Fund unit liability and related unrealized gain or loss on remeasurement.

For additional information on the pro forma adjustments see “Summary of Pro Forma Adjustments as They Relate to the Comparative Financial Results”.

The unaudited pro forma financial results are provided for information purposes only and may not be indicative of the results that would have occurred had the above transaction been effected on the date indicated. The accounting for certain of the Combination transactions required the determination of fair value estimates as at the date of the transaction on November 28, 2011 rather than the date assumed in the determination of the pro forma results of January 1, 2011.

ADJUSTED EBITDA AND FUNDS FROM OPERATIONS ON A PRO FORMA BASIS

The following table reflects the Adjusted EBITDA and funds from operations for the year ended December 31, 2011(1):

(MILLIONS, EXCEPT AS NOTED)
Generation (GWh)(2)	15,877
Revenues	$1,309
Other income	19
Share of cash earnings from equity-accounted investments	23
Direct operating costs	(425)
Adjusted EBITDA(3)	926
Interest expense – borrowings	(411)
Management service costs	(22)
Current income taxes	(8)
Less: cash portion of non-controlling interests	(52)
Funds from operations(3)	$433

(1)               Pro forma results reflect new contracts and contract amendments, along with the tax implications of the Combination, as if each had occurred as of January 1, 2011.

(2)               For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(3)               Non-IFRS measure. See ”Cautionary Statement Regarding Use of Non-IFRS Measures” and “Reconciliation of Pro Forma Results”.

Reconciliation of pro forma results

The following table reconciles Adjusted EBITDA, funds from operations and net loss on a consolidated basis to Adjusted EBITDA, funds from operations and net income for the year ended December 31, 2011:

(MILLIONS)	Notes	Pro forma Basis
Adjusted EBITDA on a consolidated basis		$804
Change in revenues due to revised PPA	(i)	140
Change in direct operating costs	(ii)	(18)
Adjusted EBITDA on a pro forma basis		$926
Funds from operations on a consolidated basis		$332
Change in revenues due to revised PPA	(i)	140
Change in direct operating costs	(ii)	(18)
Management service costs	(ii)	(21)
Funds from operations on a pro forma basis		$433
Net loss on a consolidated basis		$(451)
Change in revenues due to revised PPA	(i)	140
Change in direct operating costs	(ii)	(18)
Management service costs	(ii)	(21)
Elimination of loss on Fund unit liability	(iii)	376
Transfer of revaluation to OCI	(iv)	20
Intercompany settlements	(v)	19
Change in depreciation expense	(vi)	4
Deferred income taxes	(vii)	10
Net income on a pro forma basis		$79

summary of pro forma adjustments as they relate to the comparative financial results:

(i) Power Purchase Agreements

Pro forma net income reflects the following contract changes that took effect at the time of the Combination; pursuant an amendment to the PPA between Brookfield Asset Management and an indirect wholly-owned subsidiary of Brookfield Renewable (the “GLPL PPA”). Brookfield Asset Management guarantees the price of electricity generated by facilities owned by Great Lakes Power Limited, a subsidiary of Brookfield Renewable, at C$82 per MWh. This price is to be increased annually on January 1 by an amount equal to forty percent (40%) of the increase in the CPI during the previous calendar year.

BEM LP and MPT, an indirect wholly-owned subsidiary of Brookfield Renewable, entered into an amendment to the existing Master Power Purchase and Sale Agreement (the “Mississagi PPA”) to adjust the price of electricity purchased to C$103 per MWh. This price is to be increased annually by an amount equal to twenty percent (20%) of the increase in the consumer price index during the previous calendar year.

Additionally, BEM LP and BPUSHA, an indirect wholly-owned subsidiary of Brookfield Renewable, entered into an Energy Revenue Agreement under which BEM LP will guarantee the price for energy delivered by certain facilities in the United States at $75 per MWh. This price is to be increased annually on January 1 by an amount equal to forty percent (40%) of the increase in the consumer price index during the previous calendar year, but not exceeding an increase of three percent (3%) in any calendar year.

The impacts of these contract price amendments and agreements for the year ended December 31, 2011 are summarized as follows:

(MILLIONS, EXCEPT AS NOTED)	Actual generation (GWh)	Incremental revenue
GLPL PPA	964	$13
Mississagi PPA	473	17
Energy Revenue Agreement	3,512	110
	4,949	$140

(ii) Management and Other Service Agreements

An exclusive agreement with Brookfield Asset Management to provide operating, management and consulting services to Brookfield Renewable provides for a management service fee to be paid on a quarterly basis and will continue in perpetuity. The fee has a fixed quarterly component of $5 million and a variable component calculated as a percentage of the increase in the total capitalization value of Brookfield Renewable. For the year ended December 31, 2011 pro forma results for management services costs reflect an expense of $22 million.

Brookfield Renewable will also pay an annual marketing service fee of $18 million to a subsidiary of Brookfield Asset Management to reflect an agreement to provide energy marketing services. The fee will be increased annually on January 1 by an amount equal to the increase in the U.S. consumer price index during the previous calendar year. Pro forma results for the year ended December 31, 2011 reflects an expense of $18 million, included in direct operating costs.

(iii) Transfer of Fund Units

The transfer of the 66% of the Fund units not previously owned by Brookfield Asset Management was completed at fair value satisfied by the issuance of LP Units. The result of this transaction is to reflect the settlement of the Fund unit liability and the issuance of LP Units to satisfy the transfer as equity of Brookfield Renewable. As a result of this transaction, the loss on Fund unit liability, related to the change in fair value of the units and the distributions made for the year ended December 31, 2011 of $376 million, was eliminated.

(iv) Changes in Fair Value of Financial Instruments

During the year ended December 31, 2011 certain power guarantee agreements between Brookfield Renewable and Brookfield Asset Management were accounted for as financial instruments with unrealized losses of $20 million.

As a result of new agreements and changes in existing agreements with Brookfield Asset Management and its subsidiaries arising from the Combination, the contracts are not accounted for as financial instruments by Brookfield Renewable. Thus the unrealized financial instrument losses described above have been eliminated.

(v) Intercompany Settlements

Brookfield Renewable and its subsidiaries settled certain intercompany loans and transactions with Brookfield Asset Management upon completion of the Combination. During the year ended December 31, 2011 $19 million, of interest income was recorded in the pro forma statement of income to reflect these transactions.

(vi) Change in Depreciation Expense

The reduction in fair value of the power generating assets from Brookfield Renewable’s statement of income and loss results in a decrease in pro forma depreciation expense for the year ended December 31, 2011 of $4 million.

(vii) Deferred Income Tax

Net income on a pro forma basis for the year ended December 31 2011, reflects an increase in deferred taxes by $10 million.

5.B              LIQUIDITY AND CAPITAL RESOURCES

See Item 5.A “Operating and Financial Review and Prospects – Liquidity and Capital Resources”

5.C              RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

None.

5.D              TREND INFORMATION

See Item 4.B “Business Overview — Renewable Power Growth Opportunity” beginning on page 60 to understand our global renewable power drivers, core markets and growth opportunities.

See Item 5.A “Operating Results” for information on the following trend information:

•       “— Generation for the Years Ended December 31, 2013 and 2012” beginning on page 81 (variability of generation);

•       “— Generation for the Years Ended December 31, 2012 and 2011” beginning on page 87 (variability of generation);

•        “— Liquidity and Capital Resources” beginning on page 94 (funding of growth initiatives, capital expenditures, distributions and general business purposes); and

•        “— Contract Profile” beginning on page 97 (predictability in funds from operations).

5.E              OFF-BALANCE SHEET ARRANGEMENTS

We do not have any off-balance sheet arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that is material to investors.

5.F              TABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

See Item 5.B “Liquidity and Capital Resources – Contractual Obligations”

ITEM 6.        DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A              DIRECTORS AND SENIOR MANAGEMENT

Board of Directors of the Managing General Partner

As required by Bermuda law, the Amended and Restated Limited Partnership Agreement of BREP provides for the management and control of BREP by a general partner rather than a board of directors and officers. The Managing General Partner, which is a wholly-owned subsidiary of Brookfield Asset Management, serves as BREP’s general partner and has a board of directors. The Managing General Partner has no executive officers. The Managing General Partner has sole responsibility and authority for the central management and control of BREP, which is exercised through its board of directors. The directors of the Managing General Partner each serve as a director until a successor is appointed to replace them.

The board of directors of the Managing General Partner is comprised of seven directors, five of whom are independent pursuant to the NYSE Listed Company Manual and within the meaning of Canadian National Instrument 58-101 - Disclosure of Corporate Governance Practices. The following table presents certain information concerning the current board of directors of the Managing General Partner as of the date of this Form 20-F.

Name and Residence	Position	Election Date	Principal Occupation
Jeffrey Blidner	Chair	August 2, 2011	Senior Managing Partner of Brookfield Asset Management
Ontario, Canada
Eleazar de Carvalho Filho(1)	Director	November 28, 2011	Founder of Virtus BR Partners and Corporate Director; Founder of Sinfonia Consultoria e Participações
Sao Paulo, Brazil
John Van Egmond(2)	Director	November 28, 2011	Financial Consultant, Ozona Corporation
Arizona, United States
Lars Josefsson	Director	October 1, 2012	Managing Director, Contributor AB
Stockholm, Sweden
David Mann(1)(2)	Director	November 28, 2011	Counsel, Cox & Palmer
Nova Scotia, Canada
Lou Maroun(2)	Director	August 2, 2011	Executive Chairman of Sigma Real Estate Advisors/Sigma Capital Corporation
Devonshire, Bermuda
Patricia Zuccotti(1)	Director	November 28, 2011	Corporate Director
Washington, United States

(1)            Member of the Audit Committee.

(2)            Member of the Nominating and Governance Committee.

Biographical information for each of the directors is included below.

Jeffrey Blidner. Jeffrey is the Chair of the board of directors of the Managing General Partner. Jeffrey is also the Senior Managing Partner of Brookfield Asset Management.  In that capacity he is responsible for strategic planning as well as transaction execution. He is also the Chief Executive Officer of Brookfield Asset Management’s Private Funds Group, Chairman and a director of Rouse Properties, Inc. and a director of Brookfield Asset Management, Brookfield Property Partners L.P. and Brookfield Infrastructure Partners L.P. Prior to joining Brookfield in 2000, Jeffrey was senior partner at a Canadian law firm.

Eleazar de Carvalho Filho. Eleazar is a Director of the Managing General Partner. Eleazar was formerly the President and Managing Director of the Brazilian National Development Bank and has served as the Chief Executive Officer for Unibanco Investment Bank. He is a founding partner of Virtus BR Partners, an independent financial advisory firm and also of Sinfonia Consultoria e Participações.  From 2006 to 2011, Eleazar served as the non-executive Chairman of BHP Billiton Brazil. He also served on the board of directors of Petrobras, Eletrobrás and Vale, among others. Eleazar is currently a director of FMC Technologies, Inc., a director of Grupo Pão de Açúcar where he chairs the financial committee, and the President of the Board of Trustees of the Brazilian Symphony Orchestra.  Born in Sao Paulo, Eleazar holds a Master of Arts in International Relations from The Johns Hopkins University in Washington, D.C. and a Bachelor of Arts with a major in Economics from New York University.

John Van Egmond. John is a Director of the Managing General Partner. John is presently a financial consultant with Ozona Corporation (a general consulting company) in Tucson, Arizona. Prior to this role, he was the acting President and Chief Executive Officer and Director of Wilshire Technologies, Inc. (located in Carlsbad, California) where he was responsible for all financial, operational, sales and marketing and human resource functions. John is the past President of Century Power Corporation, an independent power producer based in Tucson, Arizona. John is a Certified Public Accountant and received a Bachelor of Science in accounting in 1972 from Montana State University.

             Lars Josefsson. Lars is a Director of the Managing General Partner. His prior positions include President and Chief Executive Officer of Vattenfall AB (2000-2010), Celsius AB (1997-2000) and various positions with Ericsson over a 24-year period. Lars is also a member of the boards of directors of Robert Bosch GmbH and Holmen AB. He is Chairman of the Board of Green Circle Bioenergy Inc., and Burntisland Fabrication Ltd., as well as Chairman and Managing Partner of BioElectric Solutions LGJ AB, the founder of Biomass for Electricity Initiative and Foundation and a member of the Board of Trustees of Hand in Hand International. Lars graduated from Chalmers University of Technology in Applied Physics with a Master of Science in 1973 and in 1986 graduated from IMD, Lausanne, PED. Lars is an Honorary Professor in Physics, Brandenburg Technical University, Cottbus, Germany.

David Mann. David is a Director of the Managing General Partner. David formerly served as President and Chief Executive Officer of Nova Scotia Power Inc. (1996-2004) and Vice Chairman (2004-2005) and President and Chief Executive Officer (1998-2004) of Emera Inc., TSX-listed energy and services companies that invest in electrical generation, transmission and distribution. David currently serves as Counsel at Cox & Palmer (a law firm) and has over 30 years of experience in the practice of corporate and commercial law, with a particular emphasis on corporate finance and public utility regulation. He also serves as Chairman of Logistec Corporation and is the Audit Committee Chairman of Logistec Corporation and also New Growth Corporation, Acadian Timber Corp., and Allbanc Split Corp II. David holds a Bachelor of Commerce and a Bachelor of Laws from Dalhousie University and a Master of Laws from the University of London, England.

Lou Maroun. Lou is a Director of the Managing General Partner. Lou is also a Director of Brookfield Property Partners L.P. and is the Founder and Chairman of Sigma Real Estate Advisors/Sigma Capital Corporation, which specializes in international real estate advisory. Prior to this role, Lou was the Executive Chairman of ING Real Estate Canada, and held executive positions in a number of real estate companies where he was responsible for overseeing operations, real estate transactions, asset and property management, as well as many other related functions. Lou also is on the board of directors and is Chairman of Summit Industrial Income REIT. Lou graduated from the University of New Brunswick in 1972 with a Bachelor’s degree, majoring in psychology, followed by a series of post graduate studies, in finance and mortgage underwriting. In January of 2007, after a long and successful career in investment real estate, Lou was elected to the position of Fellow of the Royal Institute of Chartered Surveyors.

Patricia Zuccotti. Patricia is a Director of the Managing General Partner. Patricia served as Senior Vice President, Chief Accounting Officer and Controller of Expedia, Inc. from October 2005 to November 2011. Prior to joining Expedia, Patricia was the Director, Enterprise Risk Services of Deloitte & Touche LLP from June 2003 until October 2005. Patricia is a Certified Public Accountant in the State of Washington and received her Masters of Business Administration, majoring in accounting and finance, from the University of Washington and a Bachelor of Arts, majoring in political science, from Trinity College.

Additional Information About Directors and Officers

To our knowledge, within the past ten years, no directors or executive officers of the Managing General Partner and no employee of the Service Provider who performs an executive function for BREP have (a) served as a director, chief executive officer or chief financial officer of any company that was subject to a “cease trade” or similar order, or an order denying the relevant company access to any exemption under securities legislation, which remained in effect for more than 30 consecutive days, and that was issued (i) while he or she was acting as director, chief executive officer or chief financial officer, or (ii) after he or she ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while he or she was a director, chief executive officer or chief financial officer, (b) served as a director or executive officer of any company that, while he or she was acting in that capacity, or within a year after he or she ceased to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the company’s assets, except Mr. de Carvalho Filho, or (c) become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets. Mr. de Carvalho Filho was a director of Varig S.A. — Viação Aérea Rio-Grandense from May 7, 2005 to November 18, 2005. On June 17, 2005, Varig S.A. — Viação Aérea Rio-Grandense applied for a grant of judicial recovery with a view to restructuring payments to its creditors. On August 20, 2010, Varig S.A. — Viação Aérea Rio-Grandense was declared bankrupt. The bankruptcy proceedings are still underway.

To our knowledge, no director or executive officer of the Managing General Partner and no employee of the Service Provider who performs an executive function for BREP, nor any personal holding company thereof owned or controlled by them, (i) has been subject to any penalties or sanctions imposed by a court relating to securities legislation or by a securities regulatory authority or has entered into a settlement agreement with a securities regulatory authority, or (ii) has been subject to any other penalties or sanctions imposed by a court or regulatory body that would likely be considered important to a reasonable investor in making an investment decision.

To our knowledge, within the past ten years, no director or executive officer of our Managing General Partner and no employee of the Service Provider who performs an executive function for BREP, nor any personal holding company thereof owned or controlled by them, has become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, has become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets or the assets of his or her holding company.

Our Management

The Managing General Partner does not have any employees. Instead, members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to fulfill the Service Provider’s obligations to provide us with management services under our Master Services Agreement. The following table presents certain information concerning our core senior management team that is principally responsible for our operations and their positions with the Service Provider as of the date of this Form 20-F.

Name	Years of experience in relevant industry or role	Years at Brookfield	Current Position with the Service Provider
Harry Goldgut	29	17	Group Chairman
Richard Legault	29	26	President and Chief Executive Officer
Sachin Shah	15	12	Chief Financial Officer
Felipe Pinel	23	23	Chief Operating Officer, Latin America
Ralf Rank	13	7	Chief Executive Officer, Europe

Each of the members of our core senior management team has substantial operational and transaction origination and execution expertise. Members of this team have also been integral in building and developing Brookfield’s renewable power operations and, although certain members of the senior management team are also managing partners of Brookfield or have some responsibilities in other Brookfield businesses, these members devote substantially all of their time to the management and development of the renewable power business. Biographical information for each of the members of this team is included below.

Harry Goldgut. Harry is the Group Chairman of the Service Provider. Harry is also a Senior Managing Partner of Brookfield Asset Management and the Chairman of Brookfield Renewable Energy Group, which comprises Brookfield’s renewable power generation (BREP) and electric utilities businesses. He has been involved in the electric power industry since 1985. Harry joined Brookfield in 1997 as Vice President, Power Generation and since then has held various senior positions in BRPI, becoming its Co-Chairman and Chief Executive Officer in 2000, adding Chairman in 2005. He has been actively involved in developing and expanding Brookfield’s power operations and has had primary responsibility for its acquisitions and its senior regulatory relationships. He has played an active role in the restructuring of the electricity industry in Ontario as a member of several governmental and regulatory committees and task forces including the Market Design Committee, the Minister of Energy’s Advisory Committee, the Clean Energy Task Force and the Ontario Energy Board Chair’s Advisory Roundtable. Harry received an LL.B. in 1980 from York University’s Osgoode Hall Law School in Ontario, and was called to the Ontario Bar in 1982.

Richard Legault. Richard is the President and Chief Executive Officer of the Service Provider. Richard is also a Senior Managing Partner of Brookfield Asset Management, Chief Executive Officer of BRPI and was the Chief Executive Officer of the Fund. Richard oversees Brookfield Renewable Energy Group, which comprises Brookfield’s renewable power generation (BREP) and electric utilities businesses. He has led the growth of Brookfield’s renewable power operations in North and South America, helping to make Brookfield Renewable one of the largest pure play renewable power portfolios globally. Richard was Chief Financial Officer of Brookfield from 2000 to 2001, prior to which he held several senior positions in operations, finance, and corporate development with Brookfield’s forest products operations. Richard received a Bachelor of Accounting from the Université du Québec in Hull and is a member of the Canadian Institute of Chartered Accountants.

Sachin Shah. Sachin is the Chief Financial Officer of the Service Provider. Sachin is also a Senior Managing Partner of Brookfield Asset Management and Chief Financial Officer of Brookfield Renewable Energy Group, which comprises Brookfield’s renewable power generation (BREP) and electric utilities businesses. He leads all capital allocation and fundraising initiatives for Brookfield Renewable along with overall responsibility for financial reporting, treasury, taxation and investor relations activities. Mr. Shah received a Bachelor of Commerce degree from the University of Toronto in 1999 and is a member of the Canadian Institute of Chartered Accountants.

Felipe Pinel. Felipe is the Chief Operating Officer, Latin America of the Service Provider.  He joined Brookfield 23 years ago in Brazil and has since held several positions in legal, finance and business development in North America. He also is a Managing Partner of Brookfield Asset Management.

He has played a leading role in the growth of Brookfield Renewable’s power business in Brazil over the last ten years and was promoted to his current role in 2010. Felipe is a lawyer and also holds a Masters in Business Administration.

Ralf Rank. Ralf is the Chief Executive Officer, Europe of the Service Provider and a Managing Partner of Brookfield Asset Management. In this capacity, he provides oversight of Brookfield Renewable’s activities in Europe, including growth, operations and funding and maintains responsibility for renewable power investment strategy and business development across Brookfield’s global platform. As at December 31, 2013, Ralf was the Chief Investment Officer of the Service Provider. Ralf joined Brookfield in 2007 and prior thereto was Associate Director, Investment Banking, at a leading Canadian bank with an industry specialization in the infrastructure, power and utilities group. Ralf has an Honours Bachelor of Applied Science (Mechanical Engineering) and a Minor in Economics from the University of Waterloo and is also a holder of the Chartered Financial Analyst designation.

See also information contained under Item 3.D “Risk Factors — Risks Related to Our Relationship with Brookfield” and Item 7.B “Related Party Transactions”.

Our Master Services Agreement

BREP, BRELP and the Holding Entities entered into our Master Services Agreement pursuant to which the Service Provider has agreed to provide oversight of our business and provide the services of senior management to BREP. In addition, the Service Provider has agreed to provide services relating to acquisitions or dispositions, financings, business planning and strategy and oversight and supervision of various day to day management and administrative activities. The Operating Entities are not a party to our Master Services Agreement.

Under our Master Services Agreement, the Service Recipients have appointed the Service Provider, as the service provider, to provide or arrange for the provision by an appropriate service provider of the following services:

•         causing or supervising the carrying out of all day to day management, secretarial, accounting, banking, treasury, administrative, liaison, representative, regulatory and reporting functions and obligations;

•         providing overall strategic advice to the Holding Entities including advising with respect to the expansion of their business into new markets;

•         establishing and maintaining or supervising the establishment and maintenance of books and records;

•         identifying, evaluating and recommending to the Holding Entities acquisitions or dispositions from time to time and, where requested to do so, assisting in negotiating the terms of such acquisitions or dispositions;

•         recommending and, where requested to do so, assisting in the raising of funds whether by way of debt, equity or otherwise, including the preparation, review or distribution of any prospectus or offering memorandum in respect thereof and assisting with communications support in connection therewith;

•         causing or supervising the preparation and implementation of any operating plan, capital expenditure plan or marketing plan;

•         recommending to the Holding Entities suitable candidates to serve on the Governing Bodies of the Operating Entities;

•         making recommendations with respect to the exercise of any voting rights to which the Holding Entities are entitled in respect of the Operating Entities;

•         making recommendations with respect to the payment of dividends by the Holding Entities or any other distributions by the Service Recipients, including distributions by us to our LP Unitholders;

•         monitoring and/or oversight of the applicable Service Recipient’s accountants, legal counsel and other accounting, financial or legal advisers and technical, commercial, marketing and other independent experts and managing litigation in which a Service Recipient is sued or commencing litigation after consulting with, and subject to the approval of, the relevant Governing Body;

•         attending to all matters necessary for any reorganization, bankruptcy proceedings, dissolution or winding up of a Service Recipient, subject to approval by the relevant Governing Body;

•         supervising the timely calculation and payment of taxes payable, and the filing of all tax returns due, by each Service Recipient;

•         causing or supervising the preparation of the Service Recipients’ annual consolidated financial statements, quarterly interim financial statements and other public disclosure;

•         making recommendations in relation to and effecting the entry into insurance of each Service Recipient’s assets, together with other insurances against other risks including directors and officers insurance, as the relevant service provider and the relevant Governing Body may from time to time agree;

•         arranging for individuals to carry out the functions of the principal executive, accounting and financial officers for BREP only for purposes of applicable securities laws;

•         providing individuals to act as senior officers of Holding Entities as agreed from time to time, subject to the approval of the relevant Governing Body;

•         advising the Service Recipients regarding the maintenance of compliance with applicable laws and other obligations; and

•         providing all such other services as may from time to time be agreed with the Service Recipients that are reasonably related to the Service Recipient’s day to day operations.

The Service Provider’s activities are subject to the supervision of the board of directors of the Managing General Partner and the Governing Bodies of each of the other Service Recipients, as applicable. The relevant Governing Body remains responsible for all investment and divestment decisions made by the Service Recipients. The Service Provider has agreed to exercise the power and discharge the duties conferred under our Master Services Agreement honestly and in good faith, and will exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, subject to, and after taking into account, the terms and conditions of the Relationship Agreement.

Management Fee

Pursuant to our Master Services Agreement, we pay an annual base management fee, referred to as the “Base Management Fee”, to the Service Provider equal to $20 million (which amount shall be adjusted for inflation annually beginning on January 1, 2013, at an inflation factor based on year over year United States consumer price index) plus 1.25% of the amount by which the Total Capitalization Value (which is generally determined with reference to the aggregate of the value of all outstanding LP Units, assuming full conversion of Brookfield’s limited partnership interests in BRELP into LP units, and securities of the other Service Recipients that are not held by Brookfield Renewable, plus all outstanding third party debt with recourse to BREP, BRELP or a Holding Entity, less all cash held by such entities) of Brookfield Renewable exceeds an initial reference value determined based on its market capitalization immediately following the Combination. In the event that the measured Total Capitalization Value of BREP in a given period is less than the initial reference value, the Service Provider will receive a Base Management Fee of $20 million annually (subject to an annual escalation by a specified inflation factor beginning on January 1, 2013). The Base Management Fee will be calculated and paid on a quarterly basis.

Total Capitalization Value as of December 31, 2013 is $9,315,081,212, which against the initial reference value of $8,093,033,167 and factoring in the annual amount of $20 million (as adjusted for inflation pursuant to the Master Services Agreement), resulted in a Base Management Fee payment for the year ended 2013 in the amount of approximately $41 million. The Base Management Fee payment for the year ended December 31, 2012 and for the period between the Combination and December 31, 2011 was approximately $35.8 million and $2.2 million, respectively.

To the extent that under any other arrangement we are obligated to pay a base management fee (directly or indirectly through an equivalent arrangement) to the Service Provider (or any affiliate) on a portion of our capital that is comparable to the Base Management Fee, the Base Management Fee payable for each quarter in respect thereof will be reduced on a dollar for dollar basis by our proportionate share of the comparable base management fee (or equivalent amount) under such other arrangement for that quarter. The Base Management Fee will not be reduced by the amount of any incentive distribution payable by any Service Recipient or Operating Entity to the Service Provider (or any other affiliate) (for which there is a separate credit mechanism under the Amended and Restated Limited Partnership Agreement of BRELP), or any other fees that are payable by any Operating Entity to Brookfield for financial advisory, operations and maintenance, development, operations management and other services. See Item 7.B “Related Party Transactions — Incentive Distributions” and “—Other Services”.

Increase in Capitalization Value as at December 31, 2013:

(MILLIONS, EXCEPT LP UNITS AMOUNTS)	Initial Value(1)	December 31, 2013	Increase

Fair market value of LP Units(1)	$24.9	$25.9	$0.9
Units issued and outstanding(2)	262.5	262.6
	6,545.1	6,797.2	252.1

Principal value of corporate borrowings, credit facilities and preferred shares	1,552.9	2,523.7	970.8
Cash held: Service Recipients	(5)	(6)	(1)
Total Capitalization Value	$8,093.0	$9,315.1	$1,222.1

(1)            Initial capitalization value as calculated on November 28, 2011, the date of the Combination.

Management fee calculation for the year ended December 31, 2013

(MILLIONS, UNLESS OTHERWISE NOTED)	Total
Base management fee(3)		$20.4

Variable management fee
Increase in average Total Capitalization Value for 2013(4)	1,646
Rate	1.25%	20.6
Total management fee		$41.0

(1)            Represents the five-day volume-weighted average price in Canadian dollars converted to U.S. dollars.

(2)            All outstanding LP Units, assuming full conversion of Brookfield’s limited partnership interest in BRELP into LP Units.

(3)            $20 million, annual fee, calculated quarterly in arrears (subject to an annual escalation by a specified inflation factor beginning January 1, 2013).

(4)            1.25% of the increase in the average Total Capitalization Value, calculated at 0.3125% quarterly.

Reimbursement of Expenses and Certain Taxes

The relevant Service Recipient will reimburse the Service Provider for all out-of-pocket fees, costs and expenses incurred in connection with the provision of the services including those of any third party. Such out-of-pocket fees, costs and expenses include, among other things, (i) fees, costs and expenses relating to any debt or equity financing; (ii) fees, costs and expenses incurred in connection with the general administration of any Service Recipient; (iii) taxes, licenses and other statutory fees or penalties levied against or in respect of a Service Recipient; (iv) amounts owed under indemnification, contribution or similar arrangements; (v) fees, costs and expenses relating to our financial reporting, regulatory filings and investor relations and the fees, costs and expenses of agents, advisers and other persons who provide services to or on behalf of a Service Recipient; and (vi) any other fees, costs and expenses incurred by the Service Provider that are reasonably necessary for the performance by the Service Provider of its duties and functions under our Master Services Agreement. However, the Service Recipients will not be required to reimburse the Service Provider for the salaries and other remuneration of its management, personnel or support staff who carry out any services or functions for such Service Recipients or overhead for such persons.

In addition, the Service Recipients will be required to pay all fees, expenses and costs incurred in connection with the investigation, acquisition, holding or disposal of any acquisition that is made or that is proposed to be made by us. Where the acquisition or proposed acquisition involves a joint acquisition that is made alongside one or more other persons, the Service Provider will be required to allocate such fees, costs and expenses in proportion to the notional amount of the acquisition made (or that would have been made in the case of an unconsummated acquisition) among all joint investors. Such additional fees, expenses and costs represent out-of-pocket costs associated with investment activities that will be undertaken pursuant to our Master Services Agreement.

The Service Recipients will also be required to pay or reimburse the Service Provider for all sales, use, value added, goods and services, harmonized sales, withholding or other taxes or customs duties or other governmental charges levied or imposed by reason of our Master Services Agreement or any agreement it contemplates, other than income taxes, corporation taxes, capital taxes or other similar taxes payable by the Service Provider, which are personal to the Service Provider.

Termination

Our Master Services Agreement continues in perpetuity, until terminated in accordance with its terms. However, the Service Recipients may terminate our Master Services Agreement effective upon written notice of termination to the Service Provider if any of the following occurs:

•         the Service Provider defaults in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to the Service Recipients and the default continues unremedied for a period of 60 days after written notice of the breach is given to the Service Provider;

•         the Service Provider engages in any act of fraud, misappropriation of funds or embezzlement against any Service Recipient that results in material harm to the Service Recipients;

•         the Service Provider is grossly negligent in the performance of its duties under the agreement and such gross negligence results in material harm to the Service Recipients; or

•         certain events relating to the bankruptcy or insolvency of the Service Provider.

The Service Recipients have no right to terminate for any other reason, including if the Service Provider or Brookfield experiences a change of control. The Managing General Partner may only terminate our Master Services Agreement on behalf of BREP with the prior unanimous approval of the Managing General Partner’s independent directors.

Our Master Services Agreement expressly provides that the agreement may not be terminated by the Service Recipients due solely to the poor performance or the underperformance of any of our operations.

            The Service Provider may terminate our Master Services Agreement effective upon written notice of termination to the Service Recipients if any Service Recipient defaults in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to the Service Provider and the default continues unremedied for a period of 60 days after written notice of the breach is given to the Service Recipients. The Service Provider may also terminate our Master Services Agreement upon the occurrence of certain events relating to the bankruptcy or insolvency of any Service Recipient.

If our Master Services Agreement is terminated, the Licensing Agreement, the Relationship Agreement and any of Brookfield’s obligations under the Relationship Agreement would also terminate. See Item 7.B “Related Party Transactions — Relationship Agreement” and Item 3.D “Risk Factors — Risks Related to Our Relationship with Brookfield”.

Indemnification and Limitations on Liability

Under our Master Services Agreement, the Service Provider has not assumed and will not assume any responsibility other than to provide or arrange for the provision of the services called for under such agreement in good faith and will not be responsible for any action that the Service Recipients take in following or declining to follow the advice or recommendations of the Service Provider. The Service Provider has agreed to indemnify each of the Service Recipients and its affiliates, and its directors, officers, agents, members, partners, shareholders, employees and other representatives to the fullest extent permitted by law from and against any claims, liabilities, losses, damages, costs or expenses (including legal fees) resulting from the Service Provider’s bad faith, fraud, willful misconduct, gross negligence and, in the case of a criminal matter, conduct undertaken with the knowledge that the conduct was unlawful. The maximum amount of the aggregate liability of the Service Provider and its affiliates, the directors, officers, employees, contractors, agents, advisers and other representatives of the Service Provider and its affiliates, will be equal to the amounts previously paid in respect of services pursuant to our Master Services Agreement or any other agreement or arrangement contemplated by our Master Services Agreement in the two most recent calendar years by the Service Recipients. The Service Recipients have also agreed to indemnify each of the Service Provider, Brookfield and their directors, officers, agents, subcontractors, delegates, members, partners, shareholders and employees to the fullest extent permitted by law from and against any claims, liabilities, losses, damages, costs or expenses (including legal fees) incurred by an indemnified person or threatened in connection with our respective businesses, investments and activities or in respect of or arising from our Master Services Agreement or the services provided by the Service Provider, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person’s bad faith, fraud, willful misconduct, gross negligence or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under our Master Services Agreement, the indemnified persons will not be liable to the Service Recipients to the fullest extent permitted by law, except for conduct that involved bad faith, fraud, willful misconduct, gross negligence, or in the case of a criminal matter, conduct that the indemnified person knew to have been unlawful.

Outside Activities

Our Master Services Agreement does not prohibit the Service Provider or its affiliates from pursuing other business activities or providing services to third parties that compete directly or indirectly with us. For a description of related aspects of the relationship between Brookfield and the Service Recipients, see Item 7.B “Related Party Transactions — Relationship Agreement”.

See also information contained in this Form 20-F under Item 6.C “Board Practices,” Item 3.D “Risk Factors — Risks Related to our Relationship with Brookfield” and Item 6.A “Directors and Senior Management”.

6.B              COMPENSATION

Our Management

The Managing General Partner does not have any employees. We have entered into our Master Services Agreement with the Service Provider pursuant to which the Service Provider and certain other affiliates of Brookfield provide or arrange for other service providers to provide management services to BREP, BRELP and the Holding Entities. The fees payable under the Master Services Agreement are set forth under Item 6.A “Directors and Senior Management — Our Master Services Agreement — Management Fee”. In addition, Brookfield is entitled to receive incentive distributions from BRELP described under Item 7.B “Related Party Transactions — Incentive Distributions”.

Pursuant to our Master Services Agreement, members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to fulfill obligations under our Master Services Agreement. These individuals, including the Brookfield employees identified in the table above under Item 6.A “Directors and Senior Management — Our Management”, are aligned to the long term value creation of Brookfield by nature of being participants in Brookfield’s various long term incentive plans, as outlined below.

The following individuals performed functions similar to a chief executive officer and chief financial officer for BREP (only for the purpose of compliance with applicable securities laws) and the other individuals are the three most highly paid members of our core senior management team for the year ended December 31, 2013 (collectively, our “Named Executive Officers” or “NEOs”):

Richard Legault, Chief Executive Officer of the Service Provider;

Sachin Shah, Chief Financial Officer of the Service Provider;

Harry Goldgut, Group Chairman of the Service Provider;

Ralf Rank, Chief Investment Officer of the Service Provider; and

Felipe Pinel, Chief Operating Officer, Latin America (LATAM) Operations of the Service Provider.

Under Canadian securities laws, we are required to disclose the following executive compensation information relating to the Named Executive Officers. The compensation philosophy of Brookfield, which determines the compensation of our senior management, and the compensation elements paid to them outlined below, are provided for full disclosure.

Compensation Philosophy of Brookfield

Brookfield determines the compensation of its employees and the executives and senior managers of its subsidiaries, which includes the NEOs. Brookfield has adopted an approach to compensation that is intended to foster an entrepreneurial environment that encourages management to make decisions and take actions that will create long-term sustainable cash flow growth and will result in improvement in long-term shareholder value.

Compensation Elements Paid by Brookfield

The primary elements of total compensation paid by Brookfield to the NEOs are: base salary, annual management incentive plan awards (“Cash Bonus”) and participation in long-term incentive plans.

Total annual compensation awarded to senior executives, including the Named Executive Officers, generally does not change significantly from year to year. This practice recognizes that rewarding short-term performance would not necessarily be consistent with Brookfield’s focus of long-term value creation. A significant amount of annual compensation for these executives is represented by awards pursuant to long-term share ownership plans which vest over time, in order for the executives to increase their ownership interest in Class A Limited Voting Shares of Brookfield Asset Management (“Class A Limited Voting Shares”).

Total compensation for executives who are at earlier stages in their careers also includes awards pursuant to long-term share ownership plans but tends to include a larger percentage of their total compensation in the form of base salary and Cash Bonus awards in recognition of their personal needs and to be competitive within the financial services industry. Furthermore, changes in total compensation from year to year may vary more for these executives as they take on increasing responsibility.

As executives progress within Brookfield, they have the opportunity to reinvest their Cash Bonus into deferred share units under the Deferred Share Unit Plan (“DSUP”) or restricted shares under the Restricted Stock Plan of Brookfield, thereby enabling them to increase their ownership interests. In addition, notwithstanding the fact that regular total compensation for individuals may not change significantly year over year, management may request that Brookfield Asset Management’s compensation committee (“BAM’s Compensation Committee”) grant special compensation awards to executives who have demonstrated a clear ability to take on additional responsibilities and have consistently performed at an exceptional level. These special awards are granted in the form of options to acquire Class A Limited Voting Shares, restricted shares of Class A Limited Voting Shares or escrowed shares as described below.

BREP has no control over the form or amount of the compensation paid by Brookfield to the NEOs and participation in long-term incentive plans is not allocated to or payable by BREP.

Base Salaries

Base salaries of the NEOs are determined and approved by Brookfield. Base salaries tend to remain fairly constant from one year to another unless the scope and responsibility of the position has changed.

Cash Bonus and Long-Term Incentive Plans

Brookfield believes that, for the NEOs, given their focus on long-term decision making, the impact of which is difficult to assess in the short term, a formula calculation based on specific operational or individual targets may not appropriately reflect their long-term objectives. Accordingly, for the NEOs, the Cash Bonus and compensation under long-term incentive plans are determined primarily through an evaluation by Brookfield of the progress in executing Brookfield Renewable’s strategy and business plan as a whole; no specific weight is given to the achievement of any individual objective.

The Cash Bonuses and compensation under long-term incentive plans granted to the NEOs by Brookfield are directly related to the performance and achievements of the NEOs, the performance and success of Brookfield Renewable, as well as significant contributions to the business strategy of Brookfield as a whole. The level of Cash Bonus and long-term incentive compensation granted to each NEO is discretionary, based on his achievement of specific objectives that are set at the beginning of the year with Brookfield’s Chief Executive Officer and pertain, in part to the performance of Brookfield Renewable with respect to its funds from operations, capital improvement programs, operational expenditures, environment, health and safety programs, growth of the portfolio of assets, financing activities, as well as sound management governance practices.

The objectives relating to Brookfield Renewable are driven by Brookfield Renewable’s business plan and are meant to be aggressive and indicative of the entrepreneurial and opportunistic culture of the organization. They support the long-term strategy of Brookfield Renewable by translating into concrete and specific terms various transactions and initiatives that Brookfield’s and our Service Provider’s management believe will create shareholder value over the long-term.

Brookfield’s long-term incentive plans are intended to enable participants to create wealth through increases in the value of Class A Limited Voting Shares. The purpose of these arrangements is to achieve an alignment of interest between Brookfield’s shareholders and management and to motivate executives to improve Brookfield’s long-term financial success, measured in terms of enhanced shareholder wealth over the long term.

Brookfield has five long-term incentive plans in which NEOs of BREP participate. They are described below in more detail.

Management Share Option Plans. The management share option plans govern the granting to executives of options to purchase Class A Limited Voting Shares at a fixed price. The options typically vest as to 20% at the end of each year commencing on the first anniversary of the date of the award and are exercisable over a ten-year period. The management share option plans are administered by the board of directors of Brookfield Asset Management. Options are granted to the NEOs in late February or early March of each year as part of the annual compensation review. BAM’s Compensation Committee has a specific written mandate to review and approve executive compensation. BAM’s Compensation Committee makes recommendations to the board of directors of Brookfield Asset Management with respect to the proposed allocation of options to the NEOs based in part upon the recommendations of the Chief Executive Officer of the Service Provider and the board of directors of Brookfield Asset Management gives final approval on these compensation matters.

The number of options granted to NEOs is determined based on the scope of their roles, level of responsibilities and performance against objectives set out for the Brookfield Renewable. In doing so, consideration is given to the number and value of previous grants of options. Since the annual option awards are generally made during a blackout period, the effective grant date for such options is set six business days after the end of the blackout period. The exercise price for such options is the volume-weighted average trading price for Class A Limited Voting Shares on the NYSE for the five business days preceding the effective grant date.

Deferred Share Unit Plan. The DSUP provides for the issuance of deferred share units (“DSUs”) of Brookfield, the value of which are equal to the value of a Class A Limited Voting Share. The DSUP is administered by BAM’s Compensation Committee. DSUs vest over periods of up to five years, with the exception of DSUs awarded in lieu of a Cash Bonus which vest immediately. DSUs can only be redeemed for cash upon cessation of employment through retirement, resignation, termination or death.

DSUs are issued based on the value of Class A Limited Voting Shares at the time of the award (the “DSU Allotment Price”). In the case of DSUs acquired through the reinvestment of Cash Bonus awards, the DSU Allotment Price is equal to the exercise price for options granted at the same time as described above. Holders of DSUs will be allotted additional DSUs as dividends are paid on Class A

Limited Voting Shares on the same basis as if the dividends were reinvested pursuant to Brookfield Asset Management’s dividend reinvestment plan. These additional DSUs are subject to the same vesting provisions as the DSUs to which they relate (except in the case of dividends on DSUs acquired through the reinvestment of Cash Bonus awards). The redemption value of DSUs will be equivalent to the market value of an equivalent number of Class A Limited Voting Shares on the date employment with Brookfield or Brookfield Renewable ceases.

Restricted Share Unit Plan. The Restricted Share Unit Plan (the “RSUP”) provides for the issuance of restricted share units (“RSUs”), the value of which are equal to the increase in market value of a Class A Limited Voting Share over the market value as at the date of issuance (the “RSU Allotment Price”). The RSUP is administered by BAM’s Compensation Committee. RSUs vest over periods of up to five years.

RSUs can only be redeemed for cash upon cessation of employment through retirement, resignation, termination or death.

RSUs are not adjusted for regular dividends paid on Class A Limited Voting Shares. The redemption value of RSUs is equal to the difference between the market value of an equivalent number of Class A Limited Voting Shares on the date employment with Brookfield or Brookfield Renewable ceases and the original RSU Allotment Price for such RSUs.

In limited circumstances, senior executives were awarded RSUs as additional compensation subject to limits approved by Brookfield Asset Management’s board of directors. No RSUs have been awarded since February 2005.

Restricted Stock Plans. Brookfield Asset Management has two restricted stock plans: the Restricted Stock Plan and the Escrowed Stock Plan. These plans were established on February 17, 2011 to provide Brookfield and its executives with alternatives to Brookfield Asset Management’s existing plans which allow executives to increase their share ownership. Restricted shares have the advantage of allowing executives to become Brookfield Asset Management shareholders, receive dividends, and to have full ownership of the shares after the restriction period ends.

                Restricted Stock Plan. The Restricted Stock Plan (the “RSP”) governs the award to executives of Class A Limited Voting Shares purchased on the open market. BAM’s Compensation Committee administers the RSP. Restricted shares vest over periods of up to five years, except that restricted shares awarded in lieu of a Cash Bonus vest immediately. Vested and unvested restricted shares must be held until the fifth anniversary of the award date or another date determined at the time of the award (the “Hold Date” ). Holders of restricted shares are entitled to vote their shares and to receive dividends that are paid on the Class A Limited Voting Shares. Prior to the Hold Date, these dividends are distributed in the form of additional restricted shares, equivalent in value to the cash dividends paid on the restricted shares net of required withholding taxes and subject to the same vesting and hold provisions as the original restricted shares.

Escrowed Stock Plan. The Escrowed Stock Plan governs the award of non-voting common shares (“escrowed shares”) of one or more private companies (each an “Investco”) to designated executives or other individuals designated by BAM’s Compensation Committee. Each Investco is capitalized with common shares and preferred shares issued to Brookfield Asset Management for cash proceeds. Each Investco uses its cash resources to directly and indirectly purchase Class A Limited Voting Shares on the open market. Dividends paid to each Investco on the Class A Limited Voting Shares acquired by the Investco will be used to pay dividends on the preferred shares which are held by Brookfield Asset Management. The Class A Limited Voting Shares acquired by an Investco will not be voted.

Escrowed shares typically vest 20% each year commencing on the date of the first anniversary of the date of the award and must be held until the fifth anniversary of the award date. Each holder may exchange escrowed shares for Class A Limited Voting Shares issued from treasury of Brookfield Asset Management at a date at least five years from and no more than 10 years from the award date.

BIF Long Term Incentive Plan. Mr. Rank participates in the BIF Long Term Incentive Plan. The plan is sponsored by Brookfield and provides payments based on the notional sharing of the carried interest (the “Carry”). The Carry is substantially similar to “carried interest” arrangements typically provided in private equity fund arrangements and effectively provides for a sharing of returns generated by BIF, provided BIF’s performance exceeds return thresholds. No amounts have been earned by Mr. Rank under the BIF Long Term Incentive Plan to date.

Brookfield believes that, for the NEOs, given their focus on long term decision making, the impact of which is difficult to assess in the short term, a formula calculation based on annual operational targets or individual performance targets may not appropriately reflect the long term strategy. Accordingly, as a whole, no specific weight is given to the achievement of any individual objective.

For 2013, the Cash Bonuses and compensation under long-term incentive plans paid to the NEOs by Brookfield were based on the overall performance of Brookfield Renewable and significant contributions to the business strategy of Brookfield as a whole. Listed below are several of the key accomplishments which drove Brookfield Renewable’s strategy and business plan and which influenced the level of Cash Bonus and long-term incentives received by each of the NEOs.

•         Together with our institutional partners, we announced the acquisition of nearly 700 MW of renewable power generating assets.  Approximately 75% of this newly acquired generating capacity is in the form of hydroelectric stations located in Maine, with wind and solar facilities in California and Arizona representing the balance of our acquired capacity.

•         We acquired the remaining 50% interest held by our partner in Powell River Energy, Inc. bringing our interest to 100%.

•         We continue to make progress in the construction of new hydro facilities. Construction on the 45 MW hydroelectric project in British Columbia began in the second quarter of 2012 and we expect it to be fully operational by the second quarter of 2014 on scope, schedule and budget. Construction on a 29 MW project in Brazil was completed in February 2013.

•         During 2013, we completed more than $3 billion of financing and capital markets activity which has funded our growth initiatives and meaningfully lowered our borrowing costs while increasing the overall terms of our maturities.  We achieved this by increasing our credit facilities from $990 million to $1,280 million and refinancing existing indebtedness.

Further details on many of our 2013 accomplishments are described under Item 4.A “History and Development of the Company”.

Performance Graph

	Jan 1, 2009	2009	2010	2011	2012	2013
Brookfield Renewable Power Fund / Brookfield Renewable Energy Partners L.P.	100.0	129.7	148.4	206.3	233.5	233.5
S&P / TSX Composite Index Total Return	100.0	134.7	158.8	145.0	155.4	175.6

The graph above shows the performance of our LP Units (and, prior to the Combination, the Fund’s trust units) as compared to the S&P/TSX Composite Index for the past five years. The performance of the LP Units is one of the considerations but not a direct factor in the determination of compensation for NEOs.

 Summary Compensation Table

The NEOs are all employed by Brookfield and their services are provided to us pursuant to our Master Services Agreement. We are not responsible for determining or paying their compensation. For the purpose of full disclosure, the following table presents the compensation for the NEOs for the period from January 1, 2013 to December 31, 2013 and for the previous two years (which includes payments to the NEOs by Brookfield prior to the Combination). With the exception of Mr. Pinel’s 2013 annual base salary and non-equity incentive plan compensation, the NEOs are all remunerated in Canadian dollars. However, in order to provide for comparability with the financial statements, which are reported in U.S. dollars, all Canadian dollar compensation amounts have been converted to U.S. dollars at an exchange rate of C$1.00 to US$0.9713, which was the average Bloomberg mid-market exchange rate for 2013, unless otherwise noted. Mr. Pinel’s 2013 base salary and non-equity incentive plan compensation was paid to him in Brazilian Reais and have been converted into U.S. dollars at the average Bloomberg mid-market exchange rate for 2013 of R$1.00 to US$0.465.

	Year		Non-equity incentive plan compensation	Share-based Awards			Options-based Awards	All Other Compensation (h)	Total Annual Compensation
Name and Principal Position		Annual Base Salary	Annual Cash Bonus (a)		Deferred Share Units (DSUs) (b)	Escrowed Shares (d)	Options (e), (f), (g)
		($)	($)	($)			($)	($)	($)
Harry Goldgut	2013 (i), (l)	485,650	-	-	485,650	1,348,500	-	29,803	2,349,603
Group Chairman of the Service Provider	2012	485,650	-	-	485,650	1,198,500	-	29,682	2,199,482
	2011	437,085	-	-	437,085	981,000	-	27,985	1,883,155
Richard Legault	2013 (j), (l)	485,650	242,825	-	242,825	1,348,500	-	38,008	2,357,808
Chief Executive Officer of the Service Provider	2012	485,650	242,825	-	242,825	1,598,000	-	35,927	2,605,227
	2011	485,650	485,650	-	-	1,308,000	-	40,454	2,319,754
Sachin Shah	2013 (l)	364,238	182,119	182,119	-	-	1,348,500	32,318	2,109,293
Chief Financial Officer of the Service Provider	2012	339,955	169,978	169,978	-	-	1,549,500	27,926	2,257,336
	2011	291,390	109,271	-	109,271	-	457,800	30,013	997,746
Ralf Rank	2013 (k), (m)	339,955	128,697	-	128,697	-	674,250	22,886	1,294,485
Chief Investment Officer of the Service Provider	2012	315,673	237,969	-	-	-	671,450	21,631	1,246,722
	2011	267,108	267,108	-	728,475	-	359,700	18,942	1,641,332
Felipe Pinel	2013 (m)	385,252	232,500	-	-	-	269,700	193,269	1,080,721
Chief Operating Officer, LATAM Operations of the Service Provider	2012	343,196	162,750	-	485,650	-	309,900	203,962	1,505,458
	2011	267,108	99,558	99,558	-	-	130,800	25,681	622,705

(a)     Some of the NEOs have elected to reinvest a portion of their annual cash bonus in Brookfield Asset Management and receive it in share-based awards (DSUs or restricted shares).

(b)     The DSU awards are issued in lieu of a annual cash bonus, at the election of the individual. Mr. Shah elected to defer 50% of his 2013 annual bonus to DSUs. The DSU awards in 2013 were granted on February 24, 2014 and were awarded at a price of US$40.15, which was the volume weighted average price of the Class A Limited Voting Share on the NYSE for the five trading days preceding the award date.

(c)     Includes restricted share grants and restricted shares granted pursuant to elected annual cash bonus deferrals. Mr. Goldgut elected to defer 100% of his 2013 annual cash bonus to restricted shares and Mr. Legault elected to defer 50% of his 2013 annual cash bonus. The restricted shares for 2013 were awarded on February 24, 2014 at a price of C$44.58 per share, the volume weighted average price of the Class A Limited Voting Shares on the TSX for the 5 trading days preceding the award date less the value of the required withholding taxes.

(d)     The value awarded under the Escrowed Stock Plan is determined by the Board of Directors of Brookfield Asset Management and considers the stock market price of the Class A Limited Voting Shares at the time of the award and the potential increase in value assuming a hold on average of 7.5 years, a volatility of 31.4%, a risk free rate of 2.3% and a dividend growth rate of 3.0%. This value has been discounted by 25% to reflect the mandatory hold until the fifth anniversary of the award.  2013 value reflects the grant made on February 24, 2014.

(e)     The 2013 option awards are based on the grant date fair value of the options issued on February 24, 2014 of US$8.99 per option calculated, using the Black-Scholes option pricing model, discounted by 25% to reflect the five-year vesting and one-year holding provisions of Brookfield Asset Management’s management share option plans. The options granted on this date are exercisable at a price of US$40.15.

(f)      The 2012 option awards are based on the grant date fair value of the options issued on February 26, 2013 of US$10.33 per option, calculated using the Black-Scholes option pricing model, discounted by 25% to reflect the five-year vesting and one-year holding provisions of Brookfield Asset Management's management share option plans.  The options granted on this date are exercisable at the price of US$37.82.

(g)     The 2011 option awards are based on the grant date fair value of the options issued on February 29, 2012 of US$6.54 per option, calculated using the Black-Scholes option pricing model, discounted by 25% to reflect the five-year vesting and one-

year holding provisions of Brookfield Asset Management's management share option plans. The options granted on this date are exercisable at the price of US$31.32.

(h)     These amounts include annual retirement savings contributions, participation in an executive group benefits program and vehicle benefits. In late 2011, Mr. Pinel relocated to Brazil. His expenses in 2012 and 2013 include amounts associated with his relocation.

(i)      The values in this row do not include C$3,910,800 of in-the-money value from 169,375 options which Mr. Goldgut exercised in 2013.

(j)      The values in this row do not include C$4,456,376 of in-the-money value from 244,375 options which Mr. Legault exercised in 2013.

(k)     The values in this row do not include C$324,437 of in-the-money value from 22,000 options which Mr. Rank exercised in 2013.

(l)      The figures in these columns do not include DSUs, restricted shares and cash bonuses awarded in respect of the establishment of Brookfield Property Partners ("BPY"). On April 15, 2013, Brookfield Asset Management paid a special dividend of one unit of BPY for every 17.42 Class A Shares held. In recognition of the result and decrease in the intrinsic value of long term share ownership awards issued under Brookfield Asset Management's long term incentive plans, the Board of Directors of Brookfield Asset Management approved a special cash bonus based on the value of the dividend. Senior executives, including the Named Executive Officers, received the payment in the form of DSU based on the five-day volume weighted average price of the Class A Limited Voting Shares for the period ending March 17, 2013. Participants in the Restricted Stock Plans, including the Named Executive Officers, received additional restricted shares to reflect the BPY dividend. The following table shows the number of DSUs, restricted shares and cash payment made and the total value of the awards (converted using the 2013 average exchange rates of C$1.00 = US$0.9713).

Name	DSUs (#)	Restricted Shares (#)	Cash Bonus ($)	Value ($)
Harry Goldgut	49,909	2,263	-	2,025,847
Richard Legault	69,737	98	-	2,711,693
Sachin Shah	28,887	204	-	1,129,606
Ralf Rank	-	499	232,272	251,645
Felipe Pinel	-	541	230,790	251,782

The awards and dollar amounts in the table above have not been included in the Summary Compensation Table on the basis that these awards are compensation in respect of share-based awards made in prior years.

Incentive Plan Awards -  Outstanding Share-Based Awards and Option Based Awards

The following table shows the options, restricted share awards and unvested DSUs outstanding at December 31, 2013

Option Awards and Share-Based Awards at December 31, 2013.

	Option Awards (a) (b)		Restricted Share Units		Share-Based Awards (a)
	Vested and Unvested		(RSU) Awards (b), (c)		Restricted Shares			Escrowed Shares			Deferred Share Units (DSUs)
			Vested and Unvested
	Number of Securities Underlying Unexercised Options	Market Value of Unexercised in-the-money Options	Number of Securities Underlying Outstanding RSUs	Market Value of Outstanding in-the-money RSUs	Number of Unvested RSs	Market Value of Unvested RSs (d)	Market Value of Vested RSs (d)	Number of Unvested ESs	Market Value of Unvested ESs (e)	Market Value of Vested ESs (e)	Number of Unvested DSUs	Market Value of Unvested DSUs	Market Value of Vested DSUs (f)
	(#)	($)	(#)	($)	(#)	($)	($)	(#)	($)	($)	(#)	($)	($)
Harry Goldgut	727,500	12,039,154	253,125	7,718,369	13,035	505,832	2,667,214	420,000	1,985,700	225,300	4,143	160,864	8,136,527
Richard Legault	1,250,000	21,339,907	253,125	7,718,369	-	-	149,504	510,000	2,336,600	300,400	5,696	221,188	6,634,137
Sachin Shah	735,200	9,287,219	-	-	4,061	157,700	128,290	-	-	-	8,726	338,819	1,673,998
Ralf Rank	279,125	2,008,955	-	-	12,184	473,098	226,889	-	-	-	-	-	105,250
Felipe Pinel	239,000	2,526,057	-	-	13,924	540,306	-	-	-	-	-	-	136,022

(a)     These values do not include awards made to the NEOs in 2014.

(b)     The market value is the amount by which the value of the Class A Limited Voting Shares on December 31, 2013 exceeded the exercise price of the options or the RSU awards. The closing price of Class A Limited Voting Shares on the TSX on December 31, 2013 was US$38.80 (C$41.22 converted into U.S. dollars at the Bloomberg mid-market exchange rate on that day of C$1.00 = US$0.9414) and on the NYSE on December 31, 2013 of US$38.83 as applicable.

(c)     RSUs are not redeemable until cessation of employment and have no expiration date.

(d)     The market value is calculated as the number of restricted shares multiplied by the closing price of the Class A Limited Voting Share on December 31, 2013. The closing price of Class A Limited Voting Shares on the TSX on December 31, 2013 was US$38.80 (C$41.22 converted into U.S. dollars at the Bloomberg mid-market exchange rate on that day of C$1.00 = US$0.9414) and on the NYSE on December 31, 2013 of US$38.83 as applicable.

(e)     The value of the escrowed shares is equal to the value of the Class A Limited Voting Shares held by Investco less the net liabilities and preferred share obligations of the Investco.

(f)      The market value is calculated as the number of vested DSUs multiplied by the closing price of the Class A Limited Voting Shares on December 31, 2013. The closing price of Class A Limited Voting Shares on the TSX on December 31, 2012 was US$38.80 (C$41.22 converted into U.S. dollars at the Bloomberg mid-market exchange rate on that day of C$1.00 = US$0.9414) and on the NYSE on December 31, 2013 of US$38.83 as applicable.

Incentive Plan Awards - Outstanding Option Awards and Restricted Share Units at December 31, 2013

The following table shows the details of each option and restricted share unit outstanding at December 31, 2013.

	Option-based Awards				Restricted Share Units (RSUs)

	Number of securities underlying unexercised options (#)			Market value of unexercised options at Dec 31, 2013 ($) (b)	Number of RSUs (#)		Market value of RSUs December 31, 2013 ($) (b)
Name and principal position		Options exercise price ($) (a)	Options expiration date			Issuance price ($) (a), (c )
Harry Goldgut	83,750	$ 19.22	February 11, 2015	$1,640,094	253,125	$ 8.31	$ 7,718,369
Group Chairman of the Service Provider	56,250	$ 25.70	February 14, 2016	$737,234	-	-	-
	37,500	$ 36.75	February 13, 2017	$77,195	-	-	-
	50,000	$ 29.77	February 20, 2018	$451,872	-	-	-
	200,000	$ 16.62	February 25, 2019	$4,437,760	-	-	-
	300,000	$ 23.18	March 2, 2020	$4,695,000	-	-	-

	727,500			$12,039,155	253,125		$ 7,718,369
Richard Legault	193,750	$ 19.22	February 11, 2015	$3,794,247	253,125	$ 8.31	$ 7,718,369
Chief Executive Officer of the Service Provider	168,750	$ 25.70	February 14, 2016	$2,211,702	-	-	-
	37,500	$ 36.75	February 13, 2017	$77,195	-	-	-
	100,000	$ 29.77	February 20, 2018	$903,744	-	-	-
	400,000	$ 16.62	February 25, 2019	$8,875,519	-	-	-
	350,000	$ 23.18	March 2, 2020	$5,477,500	-	-	-

	1,250,000			$21,339,907	253,125		$ 7,718,369
Sachin Shah	6,750	$ 19.22	February 11, 2015	$132,187	-	-	-
Chief Financial Officer of the Service Provider	11,250	$ 25.70	February 14, 2016	$147,447	-	-	-
	38,250	$ 36.75	February 13, 2017	$78,740	-	-	-
	42,250	$ 29.77	February 20, 2018	$381,832	-	-	-
	256,700	$ 16.62	February 25, 2019	$5,695,864	-	-	-
	125,000	$ 23.18	March 2, 2020	$1,956,250	-	-	-
	35,000	$ 32.61	March 1, 2021	$217,700	-	-	-
	70,000	$ 31.32	March 1, 2022	$525,700	-	-	-
	150,000	$ 37.82	February 26, 2023	$151,500	-	-	-

	735,200			$9,287,220	-		$ -
Ralf Rank	15,000	$ 36.75	February 13, 2017	$30,878	-	-	-
Chief Investment Officer of the Service Provider	25,000	$ 29.77	February 20, 2018	$225,936	-	-	-
	5,000	$ 16.62	February 25, 2019	$110,944	-	-	-
	48,000	$ 23.18	March 2, 2020	$751,200	-	-	-
	66,125	$ 32.61	March 1, 2021	$411,298	-	-	-
	55,000	$ 31.32	March 1, 2022	$413,050	-	-	-
	65,000	$ 37.82	February 26, 2023	$65,650	-	-	-

	279,125			$2,008,956	-		$ -
Feliipe Pinel	9,000	$ 36.74	February 13, 2017	$18,555	-	-	-
Chief Operating Officer, LATAM Operations	25,000	$ 29.77	February 20, 2018	$225,936	-	-	-
	70,000	$ 16.62	February 25, 2019	$1,553,216	-	-	-
	20,000	$ 23.18	March 2, 2020	$313,000	-	-	-
	20,000	$ 32.61	March 1, 2021	$124,400	-	-	-
	30,000	$ 31.32	March 1, 2022	$225,300	-	-	-
	65,000	$ 37.82	February 26, 2023	$65,650	-	-	-

	239,000			$2,526,057	-		$ -

(a)     The 2013 option exercise price and the RSU issuance price are in Canadian dollars and are presented in the table converted into U.S dollars at the Bloomberg mid-market exchange rate on December 31, 2013 of C$1.00 = US$0.9414.

(b)     The market value of the Class A Limited Voting Shares under option and RSUs is the amount by which the closing price of Class A Limited Voting Shares on December 31, 2013 exceeded the exercise price of the options and/or the issuance price of the RSUs. All values are calculated using the closing price of Class A Limited Voting Shares on December 31, 2013 on the TSX for options issued prior to March 2, 2010 and on the NYSE for options issued thereafter. The closing price of the Class A Limited Voting Shares on the TSX on December 31, 2013 was US$38.80  (C$41.22 converted into U.S. dollars at the Bloomberg mid-market exchange rate on December 31, 2013 of C$1.00 = US$0.9414.) The closing value of the Class A Limited Voting Shares on December 31, 2013 on the NYSE was US$38.83.

(c)     RSUs are not redeemable until cessation of employment and have no expiration date.

Incentive Plan Awards - Value Vested or Earned During the Year

The following table shows the value of all option and share-based awards which vested during 2013.

Option and Share-Based Awards Vested During 2013

	Value Vested During 2013 (a)				Non-equity incentive plan compensation – Value earned during the year
	Options	DSUs	Escrowed Shares	Restricted Shares (b),(c)
Named Executive Officer	($)	($)	($)	($)
Harry Goldgut	1,777,007	1,744,624	213,300	357,859	-
Richard Legault	2,786,513	2,441,222	284,400	143,732	242,825
Sachin Shah	1,760,898	949,036	-	41,455	182,119
Ralf Rank	504,070	-	-	119,680	128,697
Felipe Pinel	437,738	-	-	-	232,500

(a)     All values are calculated using the closing price of a Class A Limited Voting Share on the vesting date on the TSX and on the NYSE as applicable and converted into U.S. dollars using the average Bloomberg mid-market exchange rate for 2013 of C$1.00 = US$0.9713.

(b)     Values in this column represent the value of the restricted shares awarded on February 26, 2013 in lieu of the Cash Bonus related to performance in 2012.

Pension Plan

BREP sponsors a defined benefit pension plan and a defined contribution pension plan. The defined benefit pension plan provides its employees, upon their normal retirement age of 65 years or upon early retirement at the time when age plus service is equal to or greater than 85 years, with a pension payable for the retiree’s life and 60% of that pension continuing to the retiree’s spouse upon the employee’s death. If the employee does not have a spouse at retirement, the lifetime pension is payable for the retiree’s life with a ten year guarantee. If the employee retires prior to the age of 65, a temporary bridge benefit is also payable. The annual pension under the defined benefit plan at an employee’s normal retirement date is calculated as the product of (i) 2.0% of the employee’s highest five-year average annual eligible earnings less 0.5% of the five-year average of Year’s Maximum Pensionable Earnings under the Canada/Québec Pension Plan, and (ii) the employee’s years of credited service.

Mr. Legault participated in the defined benefit pension plan until December 31, 2005. Since January 1, 2006, he has not accrued additional pension credits in any pension plan sponsored by BREP or its subsidiaries. The annual pension payable to Mr. Legault under the defined benefit pension plan when he reaches age 65 or when his age plus service is equal to 85 years is C$69,200.

The following table sets out certain information with respect to Mr. Legault’s accrued benefits in the defined benefit pension plan in which he participated until December 31, 2005.

Pension Plan Benefit Table

Name	Number of years of credited service	Annual benefits payable ($)		Accrued obligation at start of year ($)	Compensatory change	Non-compensatory change	Accrued obligation at year end
		At year end	At age 65		($)	($)	($)
Richard Legault	16.31	67,214	67,214	886,797	-	(6,799)	879,998
President and Chief Executive Officer of the Service Provider

Note: Amounts have been converted to U.S. dollars at the average Bloomberg mid-market exchange rate for 2013 of C$1.00 = US$0.9713.

Termination and Change of Control Benefits

There are no employment contracts between the NEOs and Brookfield Renewable. None of the NEOs have any termination, change of control arrangement or other compensatory plan, contract or arrangement with Brookfield Renewable.

While the NEOs participate in Brookfield’s long-term incentive plans, Brookfield Renewable does not reimburse the Service Provider for such participation and has no obligations under these plans to the NEOs in the event of a change of control or a termination of their employment.

Board of Directors of the Managing General Partner

The Managing General Partner pays each of its directors $60,000 per year for serving on its board of directors and various board committees. The Managing General Partner pays the chairperson/lead director of the board of directors an additional $35,000 per year and each chairperson of the committees of the board of directors an additional $10,000 ($20,000 for the chairperson of the Audit Committee). Only those directors who are not employed by Brookfield or its affiliates are entitled to receive compensation for acting as a director of the Managing General Partner.

We believe that directors of the Managing General Partner can better represent LP Unitholders if they have economic exposure to Brookfield Renewable themselves. Accordingly, within five years of joining the board of directors, directors of the Managing General Partner are required to hold sufficient LP Units such that the acquisition cost is equal to at least two times their annual retainer, as determined by the Board from time to time. We consider this minimum economic ownership requirement to be consistent with best practices.

The Nominating and Governance Committee is responsible for reviewing and making recommendations to the board of directors of the Managing General Partner concerning the remuneration of directors and committee members. See Item 6.C “Board Practices — Committees of the Board — Nominating and Governance Committee”.

Indebtedness of Directors and Executive Officers

As at the date of this Form 20-F, and at all times since January 1, 2013, none of the directors, officers, employees and former directors, officers and employees of the Managing General Partner, the Service Provider or any of their respective subsidiaries (or of the Fund or Brookfield or their respective subsidiaries prior to the Combination), nor any of their associates, has or had any indebtedness owing to Brookfield Renewable (or to the Fund or Brookfield or their respective subsidiaries prior to the Combination).

6.C              BOARD PRACTICES

Board Structure, Practices and Committees

The structure, practices and committees of the Managing General Partner’s board of directors, including matters relating to the size, independence and composition of the board of directors, the election and removal of directors, requirements relating to board action and the powers delegated to board committees, are governed by the Managing General Partner’s bye-laws. The Managing General Partner’s board of directors is responsible for exercising the management, control, power and authority of the Managing General Partner except as required by applicable law or the bye-laws of the Managing General Partner. The following is a summary of certain provisions of those bye-laws that affect BREP’s governance.

Size, Independence and Composition of the Board of Directors

The Managing General Partner’s board of directors is currently set at seven directors. The board may consist of between three and 11 directors or such other number of directors as may be determined from time-to-time by a resolution of the Managing General Partner’s shareholders and subject to its bye-laws. At least three directors and at least a majority of the directors holding office must be independent of the Managing General Partner and Brookfield, as determined by the full board of directors using the standards for independence established under applicable securities laws.

If the death, resignation or removal of an independent director results in the board of directors consisting of less than a majority of independent directors, the vacancy must be filled promptly. Pending the filling of such vacancy, the board of directors may temporarily consist of less than a majority of independent directors and those directors who do not meet the standards for independence may continue to hold office. In addition, the Managing General Partner’s bye-laws provide that not more than 50% of the directors (as a group) or the independent directors (as a group) may be residents of any one jurisdiction (other than Bermuda and any other jurisdiction designated by the board of directors from time to time).

Election and Removal of Directors

The Managing General Partner’s board of directors was appointed by its sole shareholder and each of its current directors will serve until the close of the next annual meeting of shareholders of the Managing General Partner or his or her death, resignation or removal from office, whichever occurs first. Vacancies on the board of directors may be filled and additional directors may be added by a resolution of the Managing General Partner’s shareholders or a vote of the directors then in office. A director may be removed from office by a resolution duly passed by the Managing General Partner’s shareholders or, if the director has been absent without leave from three consecutive meetings of the board of directors, by a written resolution requesting resignation signed by all other directors then holding office. A director will be automatically removed from the board of directors if he or she becomes bankrupt, insolvent or suspends payments to his or her creditors or becomes prohibited by law from acting as a director.

Action by the Board of Directors

The Managing General Partner’s board of directors may take action in a duly convened meeting at which a quorum is present or by a written resolution signed by all directors then holding office. When action is to be taken at a meeting of the board of directors, the affirmative vote of a majority of the votes cast is required for any action to be taken.

Transactions Requiring Approval by Independent Directors

The Managing General Partner’s independent directors approved the Conflicts Policy which addresses the approval and other requirements for transactions in which there is potential for a conflict of interest to arise. These transactions include, but are not limited to:

•         the dissolution of BRELP;

•         any material amendment to our Master Services Agreement, the Amended and Restated Limited Partnership Agreement of BRELP or the Amended and Restated Limited Partnership Agreement of BREP;

•         any material service agreement or other arrangement pursuant to which Brookfield will be paid a fee, or other consideration other than any agreement or arrangement contemplated by our Master Services Agreement;

•         subject to certain exceptions, acquisitions by us from, and dispositions by us to, Brookfield;

•         subject to certain exceptions, any other material transaction involving us and Brookfield; and

•         termination of, or any determinations regarding indemnification under, our Master Services Agreement.

The Conflicts Policy requires the transactions described above to be approved by a majority of the Managing General Partner’s independent directors. Pursuant to the Conflicts Policy, independent directors may grant approvals for any of the transactions described above in the form of general guidelines, policies or procedures in which case no further special approval will be required in connection with a particular transaction or matter permitted thereby. The Conflicts Policy can be amended at the discretion of the Managing General Partner. See Item 7.B “Related Party Transactions — Conflicts of Interest and Fiduciary Duties”.

Transactions in Which a Director Has an Interest

A director who directly or indirectly has an interest in a contract, transaction or arrangement with the Managing General Partner, BREP or certain of our affiliates is required to disclose the nature of his or her interest to the full board of directors. Such disclosure may generally take the form of a general notice given to the board of directors to the effect that the director has an interest in a specified company or firm and is to be regarded as interested in any contract, transaction or arrangement made with that company or firm or its affiliates after the date of the notice. A director may participate in any meeting called to discuss or any vote called to approve the transaction in which the director has an interest and any transaction approved by the board of directors will not be void or voidable solely because the director was present at or participated in the meeting in which the approval was given provided that the board of directors or a board committee authorizes the transaction in good faith after the director’s interest has been disclosed or the transaction is fair to the Managing General Partner and BREP at the time it is approved.

Service Contracts

There are no service contracts with directors that provide benefit upon termination of office or services.

 Indemnification and Limitations on Liability

The Amended and Restated Limited Partnership Agreement of BREP

The laws of Bermuda permit the partnership agreement of a limited partnership, such as BREP, to provide for the indemnification of a partner, the officers and directors of a partner and any other person against any and all claims and demands whatsoever, except to the extent that the indemnification may be held by the courts of Bermuda to be contrary to public policy or to the extent that the laws of Bermuda prohibit indemnification against personal liability that may be imposed under specific provisions of the laws of Bermuda. The laws of Bermuda also permit a partnership to pay or reimburse an indemnified person’s expenses in advance of a final disposition of a proceeding for which indemnification is sought. See Item 10.B “Memorandum and Articles of Association — Description of Our LP Units and The

Amended and Restated Limited Partnership Agreement of BREP — Indemnification; Limitations on Liability” for a description of the indemnification arrangements in place under the Amended and Restated Limited Partnership Agreement of BREP.

The Managing General Partner’s Bye-laws

The laws of Bermuda permit the bye-laws of an exempted company, such as our Managing General Partner, to provide for the indemnification of its officers, directors and shareholders and any other person designated by the company against any and all claims and demands whatsoever, except to the extent that the indemnification may be held by the courts of Bermuda to be contrary to public policy or to the extent that the laws of Bermuda prohibit indemnification against personal liability that may be imposed under specific provisions of the laws of Bermuda. Bermuda company law also permits an exempted company to pay or reimburse an indemnified person’s expenses in advance of a final disposition of a proceeding for which indemnification is sought.

Under the Managing General Partner’s bye-laws, the Managing General Partner is required to indemnify, to the fullest extent permitted by law, its affiliates, directors, officers, resident representative, shareholders and employees, any person who serves on a Governing Body of BRELP or any of its subsidiaries and certain others against any and all losses, claims, damages, liabilities, costs or expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, incurred by an indemnified person in connection with BREP’s investments and activities or in respect of or arising from their holding such positions, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person’s bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew or ought reasonably to have known was unlawful. In addition, under the Managing General Partner’s bye-laws, (i) the liability of such persons has been limited to the fullest extent permitted by law and except to the extent that their conduct involves bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew or ought reasonably to have known was unlawful; and (ii) any matter that is approved by the independent directors will not constitute a breach of any duties stated or implied by law or equity, including fiduciary duties. The Managing General Partner’s bye-laws require it to advance funds to pay the expenses of an indemnified person in connection with a matter in which indemnification may be sought until it is determined that the indemnified person is not entitled to indemnification.

Insurance

BREP has obtained insurance coverage under which the directors of the Managing General Partner are insured, subject to the limits of the policy, against certain losses arising from claims made against such directors by reason of any acts or omissions covered under the policy in their respective capacities as directors of the Managing General Partner, including certain liabilities under securities laws.

Corporate Governance Disclosure

The Managing General Partner’s board of directors encourages sound corporate governance practices designed to promote the well-being and ongoing development of BREP, including advancing the best interests of BREP.

The Managing General Partner’s board of directors is of the view that its corporate governance policies and practices, outlined below, are comprehensive and consistent with the guidelines for corporate governance adopted by Canadian securities administrators. The board is also of the view that these policies and practices are consistent with the requirements of the New York Stock Exchange and the applicable provisions under the Sarbanes-Oxley Act.

Board of Directors of the Managing General Partner

Mandate of the Board

The Managing General Partner’s board of directors oversees the management of Brookfield Renewable’s affairs directly and through two existing standing committees. The responsibilities of the board and each committee are set out in written charters, which are reviewed and approved annually.

These charters are also posted on BREP’s website, www.brookfieldrenewable.com under “About - Governance”. See also Item 6.C “Board Practices”.

In fulfilling its mandate, the board is, among other things, responsible for the following:

•        assessing the principal risks of Brookfield Renewable’s business and reviewing, approving and monitoring the systems in place to manage these risks;

•        reviewing and approving the reports issued to LP Unitholders, including annual and interim financial statements; and

•        promoting the effective operation of the board.

Meetings of the Board

The Managing General Partner’s board of directors meets at least four times each year, with additional meetings held to consider specific items of business or as deemed necessary. Meeting frequency and agenda items may change depending on the opportunities or risks faced by Brookfield Renewable. The board is responsible for its agenda. Prior to each board meeting, the Chair of the board discusses agenda items for the meeting with the Service Provider.

In 2013, the board of directors of the Managing General Partner had four regular quarterly meetings as well as five special meetings. All of the directors were present or could be heard at the regular quarterly meetings. At the special meeting, held on January 17, 2013, Mr. Lou Maroun and Ms. Patricia Zuccotti were not in attendance, at the special meeting, held on September 18, 2013, Mr. David Mann was not in attendance, and at the special meeting, held on December 11, 2013, Mr. John Van Egmond was not in attendance.

Size and Composition of the Board

The Managing General Partner’s board of directors is currently set at seven directors. See Item 6.C “Board Practices — Size, Independence and Composition of the Board of Directors”.

Independent Directors

At least three directors and at least a majority of the directors holding office must be independent of the Managing General Partner and Brookfield, as determined by the full board of directors using the standards for independence established under applicable securities laws. See Item 6.C “Board Practices — Size, Independence and Composition of the Board of Directors”.

The following table describes the independence status of the directors of the Managing General Partner.

Director	Independence Status	Reason for Related Status
Jeffrey Blidner	Related	Mr. Blidner is a Senior Managing Partner of Brookfield Asset Management.
Eleazar de Carvalho Filho	Independent
John Van Egmond	Independent
Lars Josefsson	Related	Mr. Josefsson is a consultant to Brookfield Asset Management
David Mann	Independent
Lou Maroun	Independent
Patricia Zuccotti	Independent

The Chair of the Managing General Partner’s board of directors is Jeffrey Blidner, who is not an independent director. However, each of the committees of the board is fully comprised of independent directors. In addition, special committees of independent directors may be formed from time to time to review particular matter or transactions. The board encourages regular open dialogue between the independent directors and the Chair to discuss matters raised by independent directors.

At all quarterly meetings held since the Combination, the independent directors held meetings without the presence of management and the directors that are not independent. The board has also adopted the Conflicts Policy to govern its practices in circumstances in which conflicts of interest with Brookfield may arise. See Item 6.C “Board Practices — Transactions Requiring Approval by Independent Directors” and “— Transactions in Which a Director Has an Interest” and Item 7.B “Related Party Transactions — Conflicts of Interest and Fiduciary Duties”.

Other Directorships

The following directors of the Managing General Partner are also directors of other reporting issuers (or the equivalent in foreign jurisdictions).

•         Blidner: Brookfield Asset Management; Brookfield Property Partners L.P.; Brookfield Infrastructure Partners L.P.; Rouse Properties, Inc.

•         de Carvalho Filho: FMC Technologies, Inc.; Grupo Pão de Açúcar

•         Josefsson: Holmen AB

•         Mann: Acadian Timber Corp.; New Growth Corp; AllBanc Split Corp. II; Logistec Corp.

•         Maroun: Acadian Timber Corp.; Partners REIT; Summit II REIT; Brookfield Property Partners L.P.

                Director Orientation and Education

New directors of the Managing General Partner are provided with comprehensive information about BREP and its affiliates. Arrangements are made for specific briefing sessions from appropriate senior personnel to help new directors better understand Brookfield Renewable’s strategies and operations. They also participate in the continuing education measures discussed below.

The Managing General Partner’s board of directors receives annual operating plans for each of Brookfield Renewable’s strategic business units and more detailed presentations on particular strategies. Existing directors are invited to join the orientation sessions for new directors as a refresher. The directors are also invited to participate in guided tours of Brookfield Renewable’s various operational facilities. They have the opportunity to meet and participate in work sessions with management to obtain insight into the operations of Brookfield Renewable and its affiliates. Directors are regularly briefed to help better understand industry related issues such as accounting rule changes, transaction activity, capital markets initiatives, significant regulatory developments, as well as trends in corporate governance.

Director Expectations

The Managing General Partner’s board of directors has adopted a Charter of Expectations for Directors, which sets out the expectations in regard to personal and professional competencies, share ownership, meeting attendance, conflicts of interest, changes of circumstance and resignation events. Directors are expected to identify in advance any potential conflict of interest regarding a matter coming before the board or its committees, bring these to the attention of the board or committee chairman and refrain from voting on such matters. Directors are also expected to submit their resignations to the Chair of the board if they become unable to attend at least 75% of the board’s regularly scheduled meetings or if they become involved in a legal dispute, regulatory or similar proceedings, take on new responsibilities or experience other changes in personal or professional circumstances that could adversely impact Brookfield Renewable or their ability to serve as director. Further information on director share ownership requirements is set out under “Board Practices”.

Committees of the Board

The Managing General Partner’s board of directors believes that its committees assist in the effective functioning of the board and help ensure that the views of independent directors are effectively represented.

The board has two committees:

•         the Audit Committee; and

•         the Nominating and Governance Committee.

The responsibilities of these committees are set out in written charters, which are reviewed and approved annually by the board of directors. The charters of these committees can be found on our website, www.brookfieldrenewable.com under “About - Governance”. All members of these committees must be independent directors, as described above. Special committees may be formed from time to time as required to review particular matters or transactions. While the board retains overall responsibility for corporate governance matters, the Audit Committee and the Nominating and Governance Committee each have specific responsibilities for certain aspects of corporate governance, in addition to their other responsibilities as described below.

Effective November 4, 2013, concurrent with the dissolution of the Compensation Committee, the Nominating and Governance Committee assumed the responsibilities of the Compensation Committee.  The Brookfield Renewable Board of Directors Charter, the Brookfield Renewable Nominating and Governance Committee Charter and Brookfield Renewable Partners Limited’s bye-laws were amended in 2013 to remove reference to the Compensation Committee and to provide for the Compensation Committee responsibilities to be allocated to the Nominating and Governance Committee.  The Compensation Committee met once in 2013.

Audit Committee

The Managing General Partner’s board of directors has established an audit committee (the “Audit Committee”) that operates pursuant to a written charter. The Audit Committee consists solely of independent directors, each member is financially literate and there will be at least one member at all times designated as an audit committee financial expert. Collectively, the Audit Committee has the education and experience to fulfill the responsibilities outlined in the Audit Committee Charter. The education and past experience of each Audit Committee member that is relevant to the performance of his or her responsibilities as an Audit Committee member can be found in the biographical information about the applicable member under Item 6.A “Directors and Senior Management”. Audit Committee members may not serve on more than two other public company audit committees, except with the prior approval of the Managing General Partner’s board of directors. Not more than 50% of the Audit Committee members may be directors who are residents of any one jurisdiction (other than Bermuda and any other jurisdiction designated by the board of directors from time to time).

The Audit Committee is responsible for assisting and advising the Managing General Partner’s board of directors with matters relating to:

•         our accounting and financial reporting processes;

•         the integrity and audits of our financial statements;

•         our compliance with legal and regulatory requirements; and

•         the qualifications, performance and independence of our independent accountants.

The Audit Committee is also responsible for engaging our independent auditors, reviewing the plans and results of each audit engagement with our independent auditors, approving professional services provided by our independent auditors, considering the range of audit and non-audit fees charged by our independent auditors and reviewing the adequacy of our internal accounting controls.

As of the date of this Form 20-F, the Audit Committee was comprised of the following three directors: Patricia Zuccotti (Chair), David Mann and Eleazar de Carvalho Filho, all of whom are independent directors.

In 2013, the Audit Committee had four regular quarterly meetings as well as one special meeting. All of the committee members were present at the meetings. Four regular meetings are scheduled for 2014.

The board of directors of the Managing General Partner, upon the recommendation of the Audit Committee, have adopted a written policy on auditor independence (the “Pre-Approval Policy”). Under the Pre-Approval Policy, except in very limited circumstances, all audit and permitted non-audit services are required to be pre-approved by the Audit Committee. The Pre-Approval Policy prohibits the auditors from providing the following types of non-audit services:

•         booking or other services related to Brookfield Renewable’s accounting records or financial statements;

•         appraisal or valuation services or fairness opinions;

•         actuarial services;

•         management functions or human resources;

•         legal services and expert services unrelated to the audit;

•         internal audit outsourcing; and

•         financial information systems design and implementation.

The Pre-Approval Policy permits the auditors to provide other types of non-audit services, including tax services, but only if approved in advance by the Audit Committee, subject to limited exceptions.

The Pre-Approval Policy also addresses issues relating to the disclosure of fees paid to the auditors. See Item 16.C - Principal Accountant Fees and Services for a summary of our external auditor service fees.

Nominating and Governance Committee

The Managing General Partner’s board of directors has established a nominating and governance committee (the “Nominating and Governance Committee”) that operates pursuant to a written charter. The Nominating and Governance Committee consists entirely of independent directors and not more than 50% of the Nominating and Governance Committee members may be directors who are residents of any one jurisdiction (other than Bermuda and any other jurisdiction designated by the board of directors from time to time).

The Nominating and Governance Committee is responsible for approving the appointment by the sitting directors of a person to the office of director and for recommending a slate of nominees for election as directors by the Managing General Partner’s shareholders. The Nominating and Governance Committee is also responsible for assisting and advising the Managing General Partner’s board of directors with respect to matters relating to the general operation of the board of directors, BREP’s governance, the governance of the Managing General Partner and the performance of its board of directors and individual directors.

It is the responsibility of the Nominating and Governance Committee to assess the size and composition of the Managing General Partner’s board of directors and its committees; to review the effectiveness of the board’s operations and its relations with the Service Provider; to assess the performance of the board, individual directors and the Service Provider; and to review BREP’s corporate governance practices.  The Nominating and Governance Committee met twice in 2013.

The Nominating and Governance Committee annually reviews the performance of the board and its committees and the individual contribution of directors through a self-survey.

The Nominating and Governance Committee is also responsible for evaluating candidates put forward by Brookfield as candidates for nomination to the board. As Brookfield Asset Management is entitled to elect all of the directors of the Managing General Partner, the directors of the Managing General Partner consult with Brookfield to identify and assess the credentials of appropriate individuals with the skills, knowledge, experience and talents needed to act as an independent member of the board of directors of the Managing General Partner. Brookfield maintains an “evergreen” list of potential independent board members to ensure that outstanding candidates with the needed skills can be quickly identified to fill planned or unplanned vacancies. Candidates from that list and any other candidates familiar to Brookfield or Brookfield Renewable are assessed to ensure the Managing General Partner’s board of directors has the appropriate mix of talent, quality, skills and other requirements necessary to promote sound governance and board effectiveness. Individuals who meet those requirements are recommended by Brookfield to the Nominating and Governance Committee for its review as potential candidates for nomination to the board.

Effective November 4, 2013, the Nominating and Governance Committee assumed responsibilities from the Compensation Committee (which was then dissolved) to  review and make recommendations to the board of directors of the Managing General Partner concerning the remuneration of directors and committee members and supervise any changes in the fees to be paid pursuant to our Master Services Agreement.

On recommendation of the Nominating and Governance Committee, the Managing General Partner’s board of directors will set compensation of the directors by seeking to ensure that the compensation reflects the responsibilities and risks involved in being a director and aligns the interests of the directors with the best interests of Brookfield Renewable and our LP Unitholders. Compensation of the directors will be periodically assessed by the Nominating and Governance Committee and the board to ensure that it is competitive in the marketplace and fair in relation to the scope of the duties and responsibilities of the directors.

The Managing General Partner does not have any executive officers. As the Service Provider manages BREP pursuant to our Master Services Agreement, the compensation of our core senior management team is determined by Brookfield. Our Nominating and Governance Committee is responsible for supervising any changes in the fees to be paid pursuant to our Master Services Agreement. See Item 6.A “Directors and Senior Management — Our Management” and Item 6.B “Compensation — Our Management”. As of the date of this Form 20-F, the Nominating and Governance Committee was comprised of the following three directors: David Mann (Chair), Lou Maroun and John Van Egmond, all of whom are independent directors.

Board, Committees and Director Evaluation

The Managing General Partner’s board of directors believes that a regular and formal process of evaluation improves the performance of the board as a whole, its committees and individual directors. Each year, a survey is sent to directors regarding the effectiveness of the board and its committees, inviting comments and suggestions on areas for improvement. The results of this survey are reviewed by the Nominating and Governance Committee, which makes recommendations to the board as required. Each director also receives a list of questions for completing a self-assessment. The Chair of the board holds private interviews with each director annually to discuss the operations of the board and its committees and to provide any feedback on the individual director’s contributions.

Board and Management Responsibilities

The Managing General Partner’s board of directors has not developed written position descriptions for the Chair of the board or the chair of any of the committees of the board. However, each chair takes responsibility for ensuring the board or committee, as applicable, addresses the matters within its written charter.

The Managing General Partner’s board of directors has not developed a written position description for any members of our core senior management team. The services of our core senior management team are provided by the Service Provider pursuant to our Master Services Agreement.

Code of Business Conduct and Ethics

Brookfield Renewable has adopted a Code of Business Conduct and Ethics (the “Code”), a copy of which can be found on BREP’s web site at www.brookfieldrenewable.com or on BREP’s SEDAR profile at www.sedar.com. The Code provides guidelines to ensure that all employees, including directors of the Managing General Partner, respect BREP’s commitment to conducting business relationships with respect, openness and integrity. Management provides regular instructions and updates to the Code to our employees. Employees may report activities which they feel are not consistent with the spirit and intent of the Code through a hotline set up specifically to monitor compliance with the Code. Monitoring of calls is managed by an independent third party called The Network. The Audit Committee is to be notified of significant calls made to this hotline reporting activities that are not consistent with the Code by Brookfield’s internal auditor. If the Audit Committee considers it appropriate, it will notify the Nominating and Governance Committee and/or the board of directors of significant calls. The board has not granted any waivers of the Code to date.

The Managing General Partner’s board of directors promotes the highest ethical business conduct. The board has taken measures to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or our core senior management team has a material interest. Any director with a material interest in a transaction declares his/her interest and refrains from voting on such matter. Significant related party transactions, if any, are reviewed and approved by an independent committee made up of independent directors who may be advised by independent counsel and independent advisers. See Item 6.C “Board Practices — Transactions Requiring Approval by Independent Directors” and “— Transactions in Which a Director Has an Interest” and Item 7.B “Related Party Transactions — Conflicts of Interest and Fiduciary Duties”.

6.D              EMPLOYEES

We do not employ the individuals who provide management services to us under our Master Services Agreement, including the individuals who serve as the Managing General Partner’s Chief Executive Officer and Chief Financial Officer. The personnel that carry out these activities are employees of Brookfield, and their services are provided to Brookfield Renewable or for our benefit under our Master Services Agreement. For a discussion of the individuals from Brookfield’s management team that are involved in our renewable power business, see Item 6.A “Directors and Senior Management — Our Management”. However, through our subsidiaries, we have approximately 1,169 employees involved in the day-to-day operations of our facilities and the development of our business, of which 192 operations and 164 corporate employees are located in Canada, 507 are located in the United States and 306 are located in Brazil. Approximately 593, or 46% of these employees, are covered by collective agreements expiring between 2013 and 2018. We maintain very good relations with represented and salaried employees across all facilities. Relationships with the various unions in Canada, the United States and Brazil have also been positive, without the occurrence of any work disruptions that would have had a negative impact on the business.

6.E              SHARE OWNERSHIP

Except as described below under Item 7.A “Major Shareholders”, as of the date of this Form 20-F, the directors and officers of the Managing General Partner and the employees of the Service Provider who perform executive functions for Brookfield Renewable, and their respective associates, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, less than 1% of the outstanding LP Units.

ITEM 7.        MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A              MAJOR SHAREHOLDERS

As of the date of this Form 20-F, there are 133,012,391 LP Units outstanding. To our knowledge, as at the date of this Form 20-F, no person or company, other than Brookfield, beneficially owns or controls or directs, directly or indirectly, more than 5% of our LP Units. Brookfield beneficially owns 40,026,986 LP Units and 129,658,623 Redeemable/Exchangeable partnership units, or a 65% interest in BREP (on a fully-exchanged basis) including its indirect general partnership interest in the Managing General Partner and the BRELP GP LP. All LP Units, including those held by Brookfield, are non-voting. See also the information contained in this Form 20-F under Item 10.B “Memorandum and Articles of Association — Description of our LP Units and the Amended and Restated Limited Partnership Agreement of BREP”.

As of March 13, 2014 3,300 of our outstanding LP Units were held by holders of record in the United States, not including LP Units held of record by DTC. As of March 13, 2014, DTC was the holder of record of 3,568,419 LP Units.

The following tables set forth information, as of date of this Form 20-F, regarding the beneficial ownership of LP Units by each person that is a beneficial owner of more than 5% of our LP Units.

Name	LP Units (1)	Percentage of LP Units (2)
Brookfield Renewable Power Inc.	169,685,609	65%

(1)           Includes 129,658,623 Redeemable/Exchangeable partnership units held by Brookfield which are redeemable for cash or exchangeable for LP Units in accordance with the Redemption-Exchange Mechanism. All Redeemable/Exchangeable partnership units and all limited partnership units of BRELP held by BREP are non-voting. For additional information, see Item 10.B “Memorandum and Articles of Association —Description of the Amended and Restated Limited Partnership Agreement of BRELP — Units”.

(2)           Assuming the exchange of all Redeemable/Exchangeable partnership units held by Brookfield Asset Management and including Brookfield Asset Management’s indirect general partnership interests.

See also the information contained in this Form 20-F under Item 3.D “Risk Factors—Risks Related to our Relationship with Brookfield”, Item 6.A “Directors and Senior Management”, Item 6.C “Board Practices” and Item 7.B “Related Party Transactions”.

7.B              RELATED PARTY TRANSACTIONS

We are an affiliate of Brookfield. We have entered into a number of agreements and arrangements with Brookfield in order to enable us to be established as a separate entity and to pursue our vision of being a leading owner and operator of high-quality renewable power assets. While we believe that this ongoing relationship with Brookfield provides us with a strong competitive advantage as well as access to opportunities that would otherwise not be available to us, we operate as an independent, stand-alone entity. We describe below these relationships as well as potential conflicts of interest (and the methods for resolving them) and other material considerations arising from our relationship with Brookfield.

See also the information contained in this Form 20-F under Item 3.D “Risk Factors — Risks Related to Our Relationship with Brookfield”, Item 5.A “Operating Results — Related Party Transactions”, Item 6.A “Directors and Senior Management”, Item 6.C “Board Practices” and Item 7.A “Major Shareholders” and Note 9 to our audited consolidated financial statements for the year ended December 31, 2013, 2012 and 2011, respectively.

Relationship Agreement

Brookfield Asset Management and certain of its subsidiaries entered into an agreement with BREP, referred to as the Relationship Agreement that governs aspects of the relationship among them. Pursuant to the Relationship Agreement, Brookfield Asset Management has agreed that BREP will serve as its primary vehicle through which it will acquire renewable power assets on a global basis. See Item 4.B “Business Overview — The Service Provider” for further details on Brookfield Asset Management.

Each of BREP, BRELP and the Holding Entities acknowledge and agree that Brookfield Asset Management is not required under the Relationship Agreement to allocate any minimum level of dedicated resources for the pursuit of acquisitions of power generation operations or developments and that Brookfield has established or advised, and may continue to establish or advise, other entities that rely on the diligence, skill and business contacts of Brookfield’s professionals and the information and acquisition opportunities they generate during the normal course of their activities (including in the power generation sector). Brookfield Asset Management also agrees that it will not sponsor transactions that are suitable for us in the renewable power sector unless we are given an opportunity to participate. Further, Brookfield may, but is not required to, offer Brookfield Renewable the opportunity to acquire an integrated utility even if a significant component of such utility’s operations consist of renewable power generation, a non-renewable power generation operation or development, such as a power generation operation that uses coal or natural gas, a portfolio of power operations, if a significant component of such portfolio’s operations consist of non-renewable power generation, or renewable power generation operations or developments that comprise part of a broader enterprise, unless the primary purpose of such acquisition, as determined by Brookfield, acting in good faith, is to acquire the underlying operation or development.

BREP, BRELP and the Holding Entities also acknowledge and agree that members of Brookfield carry on a diverse range of businesses worldwide, including the development, ownership and/or management of power, transmission and other infrastructure assets, and investing and advising on investing in any of the foregoing or loans, debt instruments and other securities with underlying infrastructure collateral or exposure including renewable power generation operations or developments, both as principal and through other public companies that are affiliates of Brookfield or through private investment vehicles and accounts established or managed by affiliates of Brookfield and that except as explicitly provided in the Relationship Agreement, the Relationship Agreement will not in any way limit or restrict members of Brookfield from carrying on their respective business.

If we intend to pursue an acquisition opportunity presented by Brookfield, one or more members of Brookfield may participate in the acquisition opportunity if we do not have the financial capacity (as determined by Brookfield) to acquire all of the opportunity or if Brookfield allocates participation in the opportunity between BREP and one or more members of Brookfield, after taking into consideration the purpose of the investment opportunity, the risk/return profile, the source of the investment opportunity and other factors that Brookfield considers relevant. In the event that we decline an acquisition opportunity presented by Brookfield, Brookfield may pursue such acquisition opportunity for its own account, without restriction. Due to the foregoing, we expect to compete from time-to-time with Brookfield or other third parties for access to the benefits that we expect to realize from Brookfield Asset Management’s involvement in our business. See Item 3.D “Risk Factors — Risks Related to Our Relationship with Brookfield — Brookfield is not necessarily required to act in the best interests of the Service Recipients, BREP or our LP Unitholders”.

An integral part of our strategy is to participate with institutional investors in Brookfield sponsored or co-sponsored consortiums or funds for acquisitions that fit our strategy. Brookfield has a strong track record of leading such consortiums and funds and actively manages underlying assets to improve performance. Currently, Brookfield manages the Brookfield Americas Infrastructure Fund, a $2.7 billion infrastructure fund focused on North and South America as well as Brookfield Infrastructure Fund II, a $7 billion global infrastructure fund. Brookfield is the fund manager and typically invests approximately 25% to 50% of the capital required for a transaction alongside its institutional investors. It is currently intended that future renewable power acquisitions identified by Brookfield may be funded with commitments pursuant to these funds and we would fund Brookfield’s participation where renewable power investments are made by Brookfield’s sponsored institutional funds.

In the event of the termination of our Master Services Agreement, the Relationship Agreement would also terminate, including Brookfield’s commitments to provide us with acquisition opportunities, as described above.

Master Services Agreement

BREP, BRELP and the Holding Entities entered into our Master Services Agreement pursuant to which the Service Provider has agreed to provide oversight of the business and provide the services of senior officers to Brookfield Renewable. In addition, the Service Provider has agreed to provide services relating to acquisitions or dispositions, financings, business planning and strategy and oversight and supervision of various day to day management and administration activities. In exchange for providing these services, the Service Provider is entitled to a Base Management Fee equal to $20 million which amount shall be adjusted for inflation annually beginning on January 1, 2013, at an inflation factor based on year over year United States consumer price index) plus 1.25% of the amount by which the Total Capitalization Value (which is generally determined with reference to the aggregate of the value of all outstanding LP Units and securities of the other Service Recipients that are not held by Brookfield Renewable, plus all outstanding third party debt with recourse to BREP, BRELP or a Holding Entity, less all cash held by such entities) of BREP exceeds an initial reference value determined based on its market capitalization immediately following the Combination. In the event that the measured Total Capitalization Value of BREP in a given period is less than the initial reference value, the Service Provider will receive a Base Management Fee of $20 million annually (subject to an annual escalation by a specified inflation factor beginning on January 1, 2013). The Base Management Fee will be calculated and paid on a quarterly basis. For a detailed description of our Master Services Agreement, see Item 6.A “Directors and Senior Management — Our Master Services Agreement”.

Total Capitalization Value as of December 31, 2013 is $9,315,081,212, which against the initial reference value of $8,093,033,167 and factoring in the annual amount of $20 million (as adjusted for inflation pursuant to the Master Services Agreement), resulted in a Base Management Fee payment for the year ended 2013 in the amount of approximately $41 million. The Base Management Fee payment for the year ended December 31, 2012 and for the period between the Combination and December 31, 2011 was approximately $35.8 million and $2.2 million, respectively. For components of the management fee, see Item 6.A— “Directors and Senior Management — Our Master Services Agreement — Management Fee”.

Incentive Distributions

BRELP GP LP is entitled to receive incentive distributions from BRELP as a result of its ownership of the general partnership interest in BRELP. The incentive distributions are to be calculated in increments based on the amount by which quarterly distributions on the limited partnership units of

BRELP exceed specified target levels as set forth in the Amended and Restated Limited Partnership Agreement of BRELP. See Item 10.B “Memorandum and Articles of Association — Description of the Amended and Restated Limited Partnership Agreement of BRELP — Distributions”.

BRELP GP LP may, at its sole discretion, elect to reinvest incentive distributions in exchange for Redeemable/Exchangeable partnership units.

To the extent that any of the Holding Entities or any operating entity pays to Brookfield any comparable performance or incentive distribution, the amount of any future incentive distributions will be reduced in an equitable manner to avoid duplication of distributions.

General Partner Distributions

Pursuant to the Amended and Restated Limited Partnership Agreement of BREP, the Managing General Partner is entitled to receive a general partner distribution equal to 0.01% of the total distributions of BREP. See Item 10.B “Memorandum and Articles of Association — Description of Our LP Units and the Amended and Restated Limited Partnership Agreement of BREP —Distributions”.

Pursuant to the Amended and Restated Limited Partnership Agreement of BRELP, BRELP GP LP is entitled to receive a general partner distribution from BRELP equal to a share of the total distributions of BRELP in proportion to BRELP GP LP’s percentage interest in BRELP which is equal to 1% of the total distributions of BRELP. In addition, it is entitled to receive the incentive distributions described above under “— Incentive Distributions”. See Item 10.B “Memorandum and Articles of Association — Description of the Amended and Restated Limited Partnership Agreement of BRELP — Distributions”.

Energy Revenue Agreement

On November 23, 2011, BEM LP, a subsidiary of Brookfield, and BPUSHA, a subsidiary of BRELP that indirectly owns most of our U.S. facilities entered into an energy revenue agreement (“Energy Revenue Agreement”) pursuant to which BEM LP agreed to support the price that BPUSHA receives for the energy generated from certain of those facilities. BEM LP has agreed to pay BPUSHA each month an amount equal to the difference between the Fixed Amount and the total revenues received by BPUSHA from certain of those facilities. The “Fixed Amount” is calculated as the energy generated by those facilities multiplied by a price of $75/MWh (subject to an annual adjustment, beginning January 1, 2012, equal to 40% of the increase in the U.S. Consumer Price Index during the previous year, but capped at a 3% increase in the fixed price per year). Should the total revenues received by these facilities from sales of electricity and all ancillary services, capacity and green credits for any month be more than the calculated Fixed Amount at the end of any month, BEM LP will receive from BPUSHA an amount equal to such excess.

In the Energy Revenue Agreement, BEM LP has agreed that at all times it does not have a minimum net worth of $500 million, it will provide a guarantee or other acceptable security of a person with a minimum net worth of $500 million. Initially this guarantee is being provided by Brookfield for a period of not less than three years.

The Energy Revenue Agreement has an initial term of 20 years, with automatic renewals for successive 20-year periods unless 180 days before the end of the applicable term (i) both parties agree in writing not to renew the agreement or (ii) BEM LP provides written notice that the agreement shall terminate with respect to one or more facilities five years after the end of the applicable term. The Energy Revenue Agreement is subject to customary termination provisions in the event of a failure to pay or an insolvency event of BPUSHA or BEM LP.

Other Power Agreements

In addition to the Energy Revenue Agreement, BREP is a party to a number of commercial agreements with Brookfield, including (i) PPAs for the sale of power generated from certain of Brookfield Renewable’s North American facilities to subsidiaries of Brookfield; and (ii) revenue support agreements under which Brookfield supports Brookfield Renewable’s revenue from the sale of power generated by certain of Brookfield Renewable’s North American facilities. Including the Energy Revenue Agreement,

Brookfield purchases or provides revenue support for approximately 37% of Brookfield Renewable’s portfolio as of December 31, 2013.

Details of the related party power purchase and revenue support agreements are as follows:

In December 2009, Brookfield entered into a 20-year power sales agreement with the Province of Ontario pursuant to a hydroelectric contracting initiative issued by the provincial government earlier that year. The power sales agreement, which matures in 2029, applies to all power produced by hydro assets in Ontario owned by GLPL and MPT. On the effective date of the Combination, PPAs between Brookfield subsidiaries and GLPL and MPT were amended to increase the price paid by Brookfield to GLPL and MPT and to extend the term of such contracts. These amendments were designed to pass through substantially all of the economics of the new power sales agreement. On the completion of the Combination, Brookfield received aggregate consideration in respect of such amendments valued at C$292 million, which was recorded in equity by BREP as part of the adjustments arising from the Combination since the transactions were between entities under the common control of Brookfield. The GLPL and MPT contract amendments were taken into account in the determination of the valuation of BREP and, ultimately, in the number of LP Units that were issued to the public and the number of Redeemable/Exchangeable partnership units of BRELP that were issued to Brookfield on completion of the Combination. The material terms of the GLPL and MPT contract amendments are described below.

Under a PPA with GLPL, a subsidiary of Brookfield Asset Management supports the price that GLPL receives for energy generated by all of GLPL’s facilities in Ontario at a price of C$82 per MWh (increased from C$68 per MWh by an amendment to the PPA at the effective date of the Combination) subject to an annual adjustment equal to 40% of the increase in the Canadian consumer price index (“CPI”) in the previous year. The GLPL PPA has an initial term ending on December 1, 2029 and automatically renews for successive 20-year periods, subject to certain termination provisions. After December 1, 2029, the price under the GLPL PPA will revert back to the original C$68/MWh price (as escalated in accordance with the original inflation linked price escalation provisions in such agreement).

Under a PPA with MPT, a subsidiary of Brookfield Asset Management purchases the energy generated by MPT’s facilities in Ontario at a price of C$103 per MWh (increased from C$68 per MWh by an amendment to the PPA at the effective date of the Combination) subject to an annual adjustment equal to 20% of the increase in the CPI in the previous year. The MPT PPA terminates on December 1, 2029, subject to MPT’s option to terminate the agreement, on 120 days written notice, at certain times between 2017 and 2024.

Pursuant to PPAs with Great Lakes Hydro America, LLC (“GLHA”), a subsidiary of Brookfield Asset Management purchases the energy generated by several of GLHA’s power facilities in Maine and New Hampshire at a price of $37 per MWh, subject to an annual adjustment equal to 20% of the increase in the CPI during the previous year. The GLHA PPA has a 20-year term ending in 2022 and 2023.

Pursuant to a PPA with Lievre Power, a subsidiary of Brookfield Asset Management purchases the energy generated by Lievre Power’s facilities in Québec (excluding the Rapides des Cedres facility) at a price of C$68 per MWh, subject to an annual adjustment equal to the lesser of 40% of the increase in the CPI during the previous calendar year or 3%. The Lievre Power PPA has a 20-year term ending in 2019.

Pursuant to a PPA with Hydro Pontiac Inc. (“HPI”), a subsidiary of Brookfield Asset Management has agreed to purchase the energy generated by HPI’s two facilities in Québec at a price of C$68 per MWh, subject to an annual adjustment beginning in 2010 equal to 40% of the increase in the CPI during the previous calendar year. This power guarantee agreement is scheduled to commence in 2019 for one facility and in 2020 for the other, upon the expiration of existing PPAs. The HPI PPAs with Brookfield will have an initial term ending in 2029, and automatically renew for successive 20-year periods.

Pursuant to a 10-year wind levelization agreement expiring in 2019, a subsidiary of Brookfield Asset Management mitigates any potential wind variation from the expected annual generation of 506 GWh for our Prince Wind assets in Ontario. Any excess generation compared to the expected generation results in a payment from BREP to the subsidiary of Brookfield Asset Management, while a shortfall would result in a payment from a subsidiary of Brookfield Asset Management to BREP.

Pursuant to a 20-year PPA guarantee, expiring in 2021, Brookfield guarantees to Powell River the payment obligations of an industrial power purchaser for an annual fee of $0.5 million.

Energy Marketing Agreement

BEM LP and CanHoldco entered into an energy marketing agreement on November 28, 2011 pursuant to which BEM LP has agreed to provide energy marketing services to CanHoldco (the “Energy Marketing Agreement”). Under the Energy Marketing Agreement, CanHoldco has appointed BEM LP to provide the following energy marketing services to CanHoldco for our North American power generating facilities:

•         preparing and assisting with compliance with an annual marketing plan which seeks to maximize annual generation, taking into account (among other things) (i) the hydrologic or wind resource available to each power generating facility in a prudent manner having regard to obligations under applicable regulatory authorizations, and (ii) the obligation of the Operating Entities to operate and maintain the power generating facilities in accordance with prudent industry practice and to protect against harm to human life or property of any person;

•         preparing and assisting with compliance with a risk management policy; and

•         assisting with compliance with the terms of any energy marketing agreement between BEM LP and any subsidiary of CanHoldco holding the power generating facilities.

Pursuant to the Energy Marketing Agreement, CanHoldco pays an annual marketing fee, referred to as the “Base Marketing Fee”, to BEM LP equal to $18 million (subject to increase by a specified inflation factor beginning on January 1, 2013), paid in equal monthly installments. To the extent that any amounts are paid to BEM LP (or one of its affiliates) under certain other existing energy marketing agreements or PPAs between certain of the Operating Entities and BEM LP (or one of its affiliates) that BEM LP determines are comparable to the Base Marketing Fee, the Base Marketing Fee will be reduced on a dollar for dollar basis by the comparable amounts.

The Energy Marketing Agreement has a term of 20 years. Provided that no event of default relating to BEM LP has occurred and is continuing, the Energy Marketing Agreement will be automatically renewed for successive periods of 20 years unless BEM LP provides CanHoldco with written notice to the contrary at least 180 days prior to the expiry of the applicable term.

The Energy Marketing Agreement is subject to customary termination provisions in the event of a failure to pay or an insolvency event of the applicable Operating Entity or BEM LP.

The maximum amount of the aggregate liability of BEM LP pursuant to the Energy Marketing Agreement is equal to the fees previously paid pursuant to the Energy Marketing Agreement in the two most recent calendar years by CanHoldco.

The Energy Marketing Agreement does not prohibit BEM LP or its affiliates from pursuing other business activities that compete directly or indirectly with us. For a description of related aspects of the relationship between Brookfield and CanHoldco, see Item 7.B “Related Party Transactions— Relationship Agreement”.

Power Agency Agreements

BEM LP and the owners of many of our North American facilities have entered into power agency agreements (the “Power Agency Agreements”). Under each Power Agency Agreement, BEM LP is appointed as the exclusive agent of the owner in respect of the sales of electricity, the procurement of transmission and other additional services. BEM LP also schedules, dispatches and arranges for transmission of the power produced and the power supplied to third parties in accordance with prudent industry practice. Pursuant to each Power Agency Agreement, BEM LP is entitled to be reimbursed for any third party costs incurred, and in certain cases, a fee for its services. To the extent that any fee is payable to BEM LP (or one of its affiliates) under Power Agency Agreements that existed at the time of the Combination, the Base Marketing Fee under the Energy Marketing Agreement will be reduced on a dollar for dollar basis.

The Power Agency Agreements that relate to the Energy Revenue Agreement have initial terms of 20 years, with automatic renewals for successive 20-year periods unless 180 days before the end of the applicable term (i) both parties agree in writing not to renew the agreement or (ii) BEM LP has provided the owner with the written notice to terminate the Energy Revenue Agreement as it relates to the particular facility five years after the end of the applicable term. Other Power Agency Agreements have varying terms, renewal and termination rights but are generally long-term arrangements. The Power Agency Agreements are subject to customary termination provisions in the event of a failure to pay or an insolvency event of the applicable Operating Entity or BEM LP.

Development Projects

We indirectly acquired a number of early stage development projects in Brazil, Canada and the United States from Brookfield on completion of the Combination. To further align interests and incentivize continued development success with respect to these specific projects, Brookfield received no upfront proceeds on closing for the transfer of these projects, but is entitled to receive on commercial operation or sale of the projects, in each case if developed or sold in the 25 years following closing, up to 100% of the development costs that it contributed to each project and 50% of the fair market value of the projects in excess of a priority return on each party’s invested capital. These amounts will only be payable on projects upon substantial completion or sale of the project. Fair market value means our pro rata percentage of the fair market value of a development project, as determined by the Service Provider and the independent directors of CanHoldco, on the date on which substantial completion of the development project has been achieved, or, if earlier, the date that the project is sold. With respect to the projects located in Canada and the United States, we entered into the Development Projects Agreement which provides for the reimbursement of expenses to Brookfield for such projects and each project entity and Brookfield have entered into a separate royalty agreement providing for royalties on each project. With respect to our projects located in Brazil, Brookfield subscribed for special shares which contain a redemption feature that provides for the reimbursement of expenses as well as the sharing of the fair market value of a project on projects located in Brazil. These financial arrangements with Brookfield will not apply to any future projects. Projects in late stage development or construction were transferred for consideration as part of the Combination and are not part of this mechanism.

Voting Agreement

Brookfield and BREP determined that it is advisable for BREP to have control over the BRELP General Partner, BRELP GP LP and BRELP. Accordingly, BREP and Brookfield entered into the Voting Agreement that provides BREP, through the Managing General Partner, a number of rights.

Pursuant to the Voting Agreement, Brookfield has agreed that any voting rights with respect to the BRELP General Partner, the BRELP GP LP and BRELP will be voted in favor of the election of directors approved by BREP. For these purposes, BREP may maintain, from time-to-time, an approved slate of nominees or provide direction with respect to the approval or rejection of any matter in the form of general guidelines, policies or procedures in which case no further approval or direction will be required. Any such general guidelines, policies or procedures may be modified by BREP in its discretion.

In addition, pursuant to the Voting Agreement, Brookfield has also agreed that any voting rights with respect to the BRELP General Partner, the BRELP GP LP and BRELP will be voted in accordance with the direction of BREP with respect to the approval or rejection of the following matters relating to any such entity, as applicable: (i) any sale of all or substantially all of its assets, (ii) any merger, amalgamation, consolidation, business combination or other material corporate transaction, except in connection with any internal reorganization that does not result in a change of control, (iii) any plan or proposal for a complete or partial liquidation or dissolution, or any reorganization or any case, proceeding or action seeking relief under any existing laws or future laws relating to bankruptcy or insolvency, (iv) any amendment to the limited partnership agreement of BRELP GP LP or to the Amended and Restated Limited Partnership Agreement of BRELP, or (v) any commitment or agreement to do any of the foregoing.

In addition, pursuant to the Voting Agreement, Brookfield has agreed that it will not exercise its right under the limited partnership agreement of BRELP GP LP to remove the BRELP General Partner as the general partner of BRELP GP LP except with the prior consent of BREP.

The Voting Agreement terminates (i) at such time that Brookfield ceases to own any interest in BRELP, (ii) at such time that the Managing General Partner (or its successors or permitted assigns) involuntarily ceases to be the general partner of BREP, (iii) at such time that the BRELP GP LP (or its successors or permitted assigns) involuntarily ceases to be the general partner of BRELP, or (iv) at such time that the BRELP General Partner (or its successors or permitted assigns) involuntarily ceases to be the general partner of BRELP GP LP. In addition, we are permitted to terminate the Voting Agreement upon 30 days’ notice.

The Voting Agreement also contains restrictions on transfers of the shares of the BRELP General Partner, except that Brookfield may transfer shares of the BRELP General Partner to any of its affiliates.

Other Voting Agreements

From time to time, BREP enters into voting agreements with subsidiaries of Brookfield Asset Management whereby these subsidiaries, as managing members of entities in which BREP holds investments with its institutional investors, assign to BREP their voting rights to appoint the directors of the entities.

Registration Rights Agreement

On November 28, 2011, Brookfield and BREP entered into a registration rights agreement (the “ Registration Rights Agreement ”) pursuant to which BREP has agreed that, upon the request of Brookfield, BREP will file one or more registration statements to register for sale under the Securities Act, or one or more prospectuses to qualify the distribution in Canada of, any LP Units held by Brookfield (including LP Units acquired pursuant to the Redemption-Exchange Mechanism). Under the Registration Rights Agreement, BREP is not required to file a registration statement or a prospectus unless Brookfield requests that LP Units having a value of at least $50,000,000 be registered or qualified. In the Registration Rights Agreement, BREP has agreed to pay expenses in connection with such registration and sales, except for any underwriting discounts or commissions which will be borne by Brookfield, and will indemnify Brookfield for material misstatements or omissions in the registration statement and/or prospectus.

Licensing Agreement

Pursuant to a licensing agreement, Brookfield has granted to us a non-exclusive, royalty-free license to use the name “Brookfield” and the Brookfield logo (the “Licensing Agreement”). Other than under this limited license, we do not have a legal right to the “Brookfield” name and the Brookfield logo in the United States and Canada.

We will be permitted to terminate the Licensing Agreement upon 30 days’ prior written notice if Brookfield defaults in the performance of any material term, condition or agreement contained in the Licensing Agreement and the default continues for a period of 30 days after written notice of termination of the breach is given to Brookfield. Brookfield may terminate the Licensing Agreement effective immediately upon termination of our Master Services Agreement or with respect to any licensee upon 30 days’ prior written notice of termination if any of the following occurs:

•         the licensee defaults in the performance of any material term, condition or agreement contained in the Licensing Agreement and the default continues for a period of 30 days after written notice of termination of the breach is given to the licensee;

•         the licensee assigns, sublicenses, pledges, mortgages or otherwise encumbers the intellectual property rights granted to it pursuant to the Licensing Agreement;

•         certain events relating to a bankruptcy or insolvency of the licensee; or

•         the licensee ceases to be an affiliate of Brookfield.

Termination of the Licensing Agreement with respect to one or more licensees will not affect the validity or enforceability of the Licensing Agreement with respect to any other licensees.

Preferred Shares

Brookfield has provided an aggregate of $5 million of working capital to Bermuda Holdco through a subscription for preferred shares of Bermuda Holdco. The preferred shares are entitled to receive a cumulative preferential dividend equal to 6% of their redemption value as and when declared by the board of directors of Bermuda Holdco and are redeemable at the option of Bermuda Holdco, subject to certain limitations, at any time after the tenth anniversary of their issuance. The preferred shares are not entitled to vote, except as required by law.

Redemption-Exchange Mechanism

One or more wholly-owned subsidiaries of Brookfield that hold Redeemable/Exchangeable partnership units have the right to require BRELP to redeem all or a portion of the Redeemable/Exchangeable partnership units, subject to BREP’s right of first refusal, for cash in an amount equal to the market value of one of our LP Units multiplied by the number of LP Units to be redeemed (subject to certain adjustments). See Item 10.B “Memorandum and Articles of Association – Description of the Amended and Restated Limited Partnership Agreement of BRELP — Redemption-Exchange Mechanism”. Taken together, the effect of the redemption right and the right of first refusal is that one or more wholly-owned subsidiaries of Brookfield will receive our LP Units, or the value of such LP Units, at the election of BREP. Should BREP determine not to exercise its right of first refusal, cash required to fund a redemption of limited partnership interests of BRELP held by wholly-owned subsidiaries of Brookfield will likely be financed by a public offering of our LP Units.

Indemnification Arrangements

Subject to certain limitations, Brookfield and its directors, officers, agents, members, partners, shareholders and employees generally benefit from indemnification provisions and limitations on liability that are included in the Amended and Restated Limited Partnership Agreement of BREP, Managing General Partner’s bye-laws, the Amended and Restated Limited Partnership Agreement of BRELP, our Master Services Agreement and other arrangements with Brookfield. See Item 6.A “Directors and Senior Management — Our Master Services Agreement”, Item 10.B “Memorandum and Articles of Association — Description of Our LP Units and the Amended and Restated Limited Partnership Agreement of BREP — Indemnification; Limitations on Liability” and “Memorandum and Articles of Association — Description of the Amended and Restated Limited Partnership Agreement of BRELP — Indemnification; Limitations on Liability”.

Other Services

Brookfield may provide to the Operating Entities services which are outside the scope of our Master Services Agreement under arrangements that are on market terms and conditions and pursuant to which Brookfield will receive fees. The services provided under these arrangements will include financial advisory, operations management and other services. Pursuant to our conflict of interest guidelines, those arrangements may require prior approval by a majority of the independent directors, which may be granted in the form of general guidelines, policies or procedures. See Item 7.B “Related Party Transactions— Conflicts of Interest and Fiduciary Duties”.

Conflicts of Interest and Fiduciary Duties

Fiduciary Duties

Each of the Managing General Partner and the BRELP GP LP are required to exercise its powers and carry out its functions as general partner of BREP and BRELP, respectively, honestly and in good faith, and exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, in each case, subject to and after taking into account, the terms and conditions of the Relationship Agreement, our Master Services Agreement and the Conflicts Policy. However, the Amended and Restated Limited Partnership Agreement of BREP and the Amended and Restated Limited Partnership Agreement of BRELP contain various provisions that modify the fiduciary duties that might otherwise be owed to us and our LP Unitholders, including when conflicts of interest arise. These duties include the duties of care and loyalty. The duty of loyalty, in the absence of provisions in the Amended and Restated Limited Partnership Agreement of BREP and the Amended and Restated Limited Partnership Agreement of BRELP to the contrary, would generally prohibit the Managing General Partner and BRELP General Partner from taking any action or engaging in any transaction as to which it has a conflict of interest. However, the Amended and Restated Limited Partnership Agreement of BREP and the Amended and Restated Limited Partnership Agreement of BRELP provide that the Managing General Partner, BRELP General Partner and their affiliates will not have any obligation under the Amended and Restated Limited Partnership Agreement of BREP and the Amended and Restated Limited Partnership Agreement of BRELP, or as a result of any duties stated or implied by law or equity, including fiduciary duties, to present business or investment opportunities to Brookfield Renewable, BRELP, any Holding Entity or any other holding vehicle established by Brookfield Renewable. They also allow affiliates of the Managing General Partner and BRELP General Partner to engage in activities that may compete with us or our activities, and state that, subject to applicable law, no breach of the Amended and Restated Limited Partnership Agreement of BREP or the Amended and Restated Limited Partnership Agreement of BRELP, or a breach of any duty, including fiduciary duties, may be found for any matter that has been approved by a majority of the independent directors of the Managing General Partner. Further, when resolving conflicts of interest, neither the Amended and Restated Limited Partnership Agreement of BREP nor the Amended and Restated Limited Partnership Agreement of BRELP impose limitations on the discretion of the independent directors or the factors which they may consider in resolving any such conflicts. The independent directors of our Managing General Partner can therefore take into account the interests of third parties, including Brookfield, when resolving conflicts of interest.

These modifications to the fiduciary duties may be detrimental to our LP Unitholders because they restrict the remedies available for actions that might otherwise constitute a breach of fiduciary duty and permit conflicts of interest to be resolved in a manner that is not always in the best interests of Brookfield Renewable or the best interests of our LP Unitholders. We believe it is necessary to modify the fiduciary duties that might otherwise be owed to us and our LP Unitholders, as described above, due to our organizational and ownership structure and the potential conflicts of interest created thereby. Without modifying those duties, the ability of the Managing General Partner and BRELP General Partner to attract and retain experienced and capable directors and to take actions that we believe will be necessary for the carrying out of our business would be unduly limited due to their concern about potential liability.

Conflicts of Interest

We maintain a conflicts protocol and guidelines (the “Conflicts Policy”) for addressing conflicts and potential conflicts and for providing guidelines for the completion of certain transactions. The Conflicts Policy states that conflicts be resolved based on the principles of transparency and that transactions that are carried out, be carried out at an arm’s length basis, with validation of terms as arm’s length being based upon actual participation of arm’s length third party participants such as co-investors whenever possible, or otherwise through objective, independent professional advice or other satisfactory evidence of market terms. The Conflicts Policy also states that in circumstances of actual conflict, independent director, or where required, LP Unitholder approval be obtained.

The Conflicts Policy recognizes the benefit to us of our relationship with Brookfield and our intent to pursue a strategy that seeks to maximize the benefits from this relationship. The Conflicts Policy also recognizes that the principal areas of potential application of the Conflicts Policy on an ongoing basis will be in connection with our acquisitions and our participation in Brookfield led sponsored funds, consortia and partnership arrangements, together with any management or service arrangements entered into in connection therewith or the ongoing operations of the underlying Operating Entities. The Conflicts Policy may be amended from time to time at the discretion of the Managing General Partner.

In general, the Conflicts Policy provides that acquisitions that are carried out jointly by us and Brookfield, or in the context of a Brookfield led or co-led sponsored fund, consortium or partnership, be carried out on the basis that the consideration paid by us be no more, on a per share or proportionate basis, than the consideration paid by Brookfield or other participants, as applicable. The Conflicts Policy also provides that any fees or carried interest payable in respect of our proportionate investment, or in respect of an acquisition made solely by us, must be credited in the manner contemplated by our Master Services Agreement and the Amended and Restated Limited Partnership Agreement of BRELP, where applicable, or that such fees or carried interest must either have been negotiated with another arm’s-length participant or otherwise demonstrated to be on market terms. The Conflicts Policy further provides that if the acquisition involves the purchase by us of an asset from Brookfield, or the participation in a transaction involving the purchase by us and Brookfield of different assets, that a fairness opinion or, in some circumstances, a valuation or appraisal by a qualified expert be obtained, confirming that the consideration paid by us is fair from a financial point of view. These requirements provided for in the Conflicts Policy are in addition to any disclosure, approval and valuation requirements that may arise under applicable law.

With respect to transactions in which there is greater potential for a conflict of interest to arise, the Managing General Partner may be required to seek the prior approval of the independent directors pursuant to the Conflicts Policy guidelines that have been approved by the independent directors from time to time. These transactions include (i) the dissolution of BREP or BRELP; (ii) any material amendment to our Master Services Agreement, the Relationship Agreement, the Amended and Restated Limited Partnership Agreement of BREP or the Amended and Restated Limited Partnership Agreement of BRELP; (iii) acquisitions by us from, and dispositions by us to, Brookfield; (iv) any other material transaction involving us and Brookfield; and (v) termination of, or any determinations regarding indemnification under, our Master Services Agreement or any determinations regarding indemnification under the Amended and Restated Limited Partnership Agreement of BREP or the Amended and Restated Limited Partnership Agreement of BRELP. Pursuant to the Conflicts Policy, independent directors may grant prior approvals for any of these transactions in the form of general guidelines, policies or procedures in which case no further special approval will be required in connection with a particular transaction or matter permitted thereby. In certain circumstances, these transactions may be related party transactions for the purposes of, and subject to certain requirements of, Canadian Multilateral Instrument 61-101— Protection of Minority Securityholders in Special Transactions (“MI 61-101”). MI 61-101 provides a number of circumstances in which a transaction between an issuer and a related party may be subject to valuation and minority approval requirements. An exemption from such requirements is available when the fair market value of the transaction is not more than 25% of the market capitalization of the issuer. BREP has been granted exemptive relief from the requirements of MI 61-101 that, subject to certain conditions, permits it to be exempt from the minority approval and valuation requirements for transactions that would have a value of less than 25% of BREP’s market capitalization, if the indirect equity interest in BREP, which is held in the form of Redeemable/Exchangeable partnership units, is included in the calculation of BREP’s market capitalization. As a result, the 25% threshold, above which the minority approval and valuation requirements apply, is increased to include the approximately 48.9% indirect interest in BREP held by Brookfield in the form of Redeemable/Exchangeable partnership units.

Our organizational and ownership structure and strategy involve a number of relationships that may give rise to conflicts of interest between BREP and our LP Unitholders, on the one hand, and Brookfield, on the other hand. In particular, conflicts of interest could arise, among other reasons, because:

•         in originating and recommending acquisition opportunities, Brookfield has significant discretion to determine the suitability of opportunities for us and to allocate such opportunities to us or to itself or third parties;

•         because of the scale of typical renewable power acquisitions and because our strategy includes completing acquisitions through fund, consortium or partnership arrangements with pension funds and other financial sponsors, we will likely make co-investments with Brookfield and Brookfield sponsored funds or Brookfield sponsored or co-sponsored funds, consortiums and partnerships, which typically will require that Brookfield owe fiduciary duties to the other partners, investors or consortium members that it does not owe to us;

•         there may be circumstances where Brookfield will determine that an acquisition opportunity is not suitable for us because of the fit with our acquisition strategy and/or limits arising due to regulatory or tax considerations and/or limits on our financial capacity or because of the immaturity of the target assets and Brookfield is entitled to pursue the acquisition on its own behalf rather than offering us the opportunity to make the acquisition;

•         where Brookfield has made an acquisition, it may transfer it to us at a later date after the assets have been developed or we have obtained sufficient financing;

•         our relationship with Brookfield involves a number of arrangements pursuant to which Brookfield provides various services, access to financing arrangements and originates acquisition opportunities, and circumstances may arise in which these arrangements will need to be amended or new arrangements will need to be entered into;

•         under the Amended and Restated Limited Partnership Agreement of BRELP and the agreements governing the Operating Entities, Brookfield is generally entitled to share in the returns generated by our operations, which could create an incentive for it to assume greater risks when making decisions than it otherwise would in the absence of such arrangements;

•         Brookfield is permitted to pursue other business activities and provide services to third parties that compete directly with our business and activities without providing us with an opportunity to participate, which could result in the allocation of Brookfield’s resources, personnel and acquisition opportunities to others who compete with us;

•         Brookfield does not owe Brookfield Renewable or our LP Unitholders any fiduciary duties, which may limit our recourse against it;

•         the liability of Brookfield is limited under our arrangements with them, and we have agreed to indemnify Brookfield against claims, liabilities, losses, damages, costs or expenses which they may face in connection with those arrangements, which may lead them to assume greater risks when making decisions than they otherwise would if such decisions were being made solely for their own account, or may give rise to legal claims for indemnification that are adverse to the interests of our LP Unitholders;

•         Brookfield or a Brookfield sponsored fund or consortium may want to acquire or dispose of the same asset as us;

•         we may be, directly or indirectly, purchasing an asset from, or selling an asset to, Brookfield;

•         there may be circumstances where we are acquiring different assets as part of the same transaction with Brookfield; and

•         other conflicting transactions involving us and Brookfield.

Other Related Party Transactions

On May 7, 2013, Brookfield Asset Management provided a $200 million committed unsecured revolving credit facility, expiring in December 2013, at LIBOR plus 2%, which has been extended to December 2014.

7.C              INTEREST OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.        FINANCIAL INFORMATION

8.A              CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial Statements

See Item 18. “Financial Statements”, which contains our audited consolidated financial statements prepared in accordance with IFRS.

Legal Proceedings

To our knowledge, there are no legal proceedings material to BREP or its subsidiaries to which any of BREP or its subsidiaries is or was a party to or of which any of their respective properties are the subject matter, nor are there any such proceedings known to us to be contemplated.

To our knowledge, there were no (i) penalties or sanctions imposed against BREP or its subsidiaries by a court relating to securities legislation or by a securities regulatory authority during BREP’s last financial year; (ii) penalties or sanctions imposed by a court or regulatory body against BREP or its subsidiaries that would likely be considered important to a reasonable investor in making an investment decision; or (iii) settlement agreements BREP or its subsidiaries entered into with a court relating to securities legislation or with a securities regulatory authority during the last financial year.

8.B              SIGNIFICANT CHANGES

A discussion of the significant changes in our business can be found under Item 4. “Information on the Company”, Item 4.A “History and Development of the Company” and Item 5.A “Operating and Financial Review and Prospects — Operating Results — Subsequent Events”.

ITEM 9.        THE OFFER AND LISTING

9.A              OFFER AND LISTING DETAILS

Our LP Units are listed on the NYSE under the symbol “BEP”. Our LP Units do not have a par value.   Our LP Units began trading on the NYSE on June 11, 2013. The following table sets forth the reported high and low prices of our LP Units on the NYSE for the periods indicated:

	High	Low
October 1, 2013 to December 31, 2013	$28.01	$25.33
July 1, 2013 to September 30, 2013	$29.43	$24.69

The following table sets forth the monthly high and low prices for our units on the NYSE for the most recent six months:

	High	Low
2014
February	$31.80	$25.50
January	$26.85	$25.08
2013
December	$27.07	$25.38
November	$28.01	$26.53
October	$27.69	$25.33
September	$27.88	$25.26

Our LP Units are listed on the TSX under the symbol “BEP.UN”. Our LP Units do not have a par value. Trading commenced on November 30, 2011 following the Combination. On March 14, 2014, S&P Dow Jones Indices LLC announced that BREP will be added to the S&P/TSX Composite Index after close of trading on March 21, 2014. The following table sets forth the reported high and low prices of our LP Units on the TSX for the periods indicated since when issued:

	High	Low
Year ended December 31, 2013	C$32.02	C$25.69
Year ended December 31, 2012	C$31.38	C$25.50
Year ended December 31, 2011	C$27.39	C$25.30

The following table sets forth the quarterly high and low prices for our units on the TSX for the two most recent full financial years:

	High	Low
October 1, 2013 to December 31, 2013	C$29.42	C$26.25
July 1, 2013 to September 30, 2013	C$29.99	C$25.69
April 1, 2013 to June 30, 2013	C$31.79	C$27.61
January 1, 2013 to March 31, 2013	C$32.02	C$28.76
October 1, 2012 to December 31, 2012	C$30.54	C$28.18
July 1, 2012 to September 30, 2012	C$31.38	C$27.25
April 1, 2012 to June 30, 2012	C$28.76	C$25.70
January 1, 2012 to March 31, 2012	C$27.97	C$25.50

The following table sets forth the monthly and low prices for our units on the TSX for the most recent six months:

	High	Low
2014
February	C$31.80	C$28.26
January	C$29.48	C$27.67
2013
December	C$28.80	C$27.04
November	C$29.42	C$27.75
October	C$28.75	C$26.25
September	C$27.96	C$26.73

Prior to the Combination, the Fund’s trust units, which were exchanged for our LP Units on a one-for-one basis pursuant to the Combination, were listed on the TSX under the symbol “BRC.UN”. The following table sets forth the reported high and low prices of the Fund’s trust units on the TSX for the periods indicated:

	High	Low
Year ended December 31, 2011	C$28.10	C$20.58
Year ended December 31, 2010	C$22.41	C$18.76
Year ended December 31, 2009	C$20.00	C$14.70

See Item 5.A “Operating Results”, Item 7.B “Related Party Transactions” and Item 10. “Additional Information”.

9.B              PLAN OF DISTRIBUTION

Not applicable.

9.C              MARKETS

See Item 9.A. “Offer and Listing Details”.

9.D              SELLING SHAREHOLDERS

Not applicable.

9.E              DILUTION

Not applicable.

9.F              EXPENSES OF THE ISSUE

Not applicable.

ITEM 10.      ADDITIONAL INFORMATION

10.A            SHARE CAPITAL

Not applicable.

10.B            MEMORANDUM AND ARTICLES OF ASSOCIATION

Description of our LP Units and the Amended and Restated Limited Partnership Agreement of BREP

The following is a description of the material terms of our LP Units and the Amended and Restated Limited Partnership Agreement of BREP. Because this description is only a summary of the terms of our LP Units and the Amended and Restated Limited Partnership Agreement of BREP, it does not contain all of the information that you may find useful and is qualified in its entirety by reference to all of the provisions of the Amended and Restated Limited Partnership Agreement of BREP. For more complete information, you should read the Amended and Restated Limited Partnership Agreement of BREP which is available electronically on the website of the SEC at www.sec.gov and on our profile on

The System for Electronic Document Analysis and Retrieval (“SEDAR”) at www.sedar.com and will be made available to LP Unitholders as described under Item 10.C “Material Contracts” and Item 10.H “Documents on Display”.

See also the information contained in this Form 20-F under Item 3.D “Risk Factors—Risks Related to Our Relationship with Brookfield”, Item 6.A “Directors and Senior Management”, Item 6.C “Board Practices” and Item 7.B “Related Party Transactions”.

Formation and Duration

BREP is a Bermuda exempted limited partnership registered under the Limited Partnership Act 1883 and the Exempted Partnerships Act 1992. BREP has a perpetual existence and will continue as a limited liability partnership unless it is terminated or dissolved in accordance with the Amended and Restated Limited Partnership Agreement of BREP. BREP’s interests consist of our LP Units, which represent limited partnership interests in BREP, and any additional partnership interests representing limited partnership interests that we may issue in the future as described below under “— Issuance of Additional Partnership Interests”.

Nature and Purpose

Under section 2.2 of the Amended and Restated Limited Partnership Agreement of BREP, the purpose of BREP is to: acquire and hold interests in BRELP and, subject to the approval of the Managing General Partner, any other subsidiary of BREP; engage in any activity related to the capitalization and financing of Brookfield Renewable’s interests in such entities; and engage in any other activity that is incidental to or in furtherance of the foregoing and that is approved by the Managing General Partner and that lawfully may be conducted by a limited partnership organized under the Limited Partnership Act 1883, the Exempted Partnerships Act 1992 and the Amended and Restated Limited Partnership Agreement of BREP.

Management

As required by law, the Amended and Restated Limited Partnership Agreement of BREP provides for the management and control of BREP by a general partner, the Managing General Partner. The Managing General Partner will exercise its powers and carry out its functions honestly and in good faith and the Managing General Partner will exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, in each case, subject to, and after taking into account, the terms and conditions of the Relationship Agreement, our Master Services Agreement and the Conflicts Policy. Except as set out in the Amended and Restated Limited Partnership Agreement of BREP, the Managing General Partner has no additional duty to propose or approve any conduct of BREP, and may decline to propose or approve such conduct free of any additional duty (including fiduciary duty). The Managing General Partner shall not be in breach of any duty to BREP if it takes actions permitted by the Amended and Restated Limited Partnership Agreement of BREP, the Relationship Agreement, our Master Services Agreement or the Conflicts Policy.

Our LP Units

Our LP Units are limited partnership interests in BREP. Holders of our LP Units are not entitled to the withdrawal or return of capital contributions in respect of our LP Units, except to the extent, if any, that distributions are made to such holders pursuant to the Amended and Restated Limited Partnership Agreement of BREP or upon the liquidation of BREP as described below under “— Liquidation and Distribution of Proceeds” or as otherwise required by applicable law.

Except to the extent expressly provided in the Amended and Restated Limited Partnership Agreement of BREP, a holder of our LP Units does not have priority over any other LP Unitholder, either as to the return of capital contributions or as to profits, losses or distributions. Unless otherwise determined by the Managing General Partner, in its sole discretion, LP Unitholders will not be granted any pre-emptive or other similar right to acquire additional interests in BREP. In addition, LP Unitholders do not have any right to have their LP Units redeemed by BREP.

Issuance of Additional Partnership Interests

Subject to any approval required by applicable law and the approval of any applicable securities exchange, the Managing General Partner has broad rights to cause BREP to issue additional partnership interests and may cause BREP to issue additional partnership interests (including new classes of partnership interests and options, rights, warrants and appreciation rights relating to such interests) for any partnership purpose, at any time and on such terms and conditions as it may determine without the approval of any limited partners. Any additional partnership interests may be issued in one or more classes, or one or more series of classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of partnership interests) as may be determined by the Managing General Partner in its sole discretion, all without approval of our limited partners.

Transfers of LP Units

We are not required to recognize any transfer of our LP Units until certificates, if any, evidencing such LP Units are surrendered for registration of transfer. Each person to whom an LP Unit is transferred or issued (including any nominee holder or an agent or representative acquiring such LP Unit for the account of another person) shall be admitted to BREP as a partner with respect to the unit so transferred or issued when any such transfer or issuance is reflected in the books and records of BREP subject to and in accordance with the terms of the Amended and Restated Limited Partnership Agreement of BREP. Any transfer of an LP Unit shall not entitle the transferee to share in the profits and losses of BREP, to receive distributions, to receive allocations of income, gain, loss, deduction or credit or any similar item or to any other rights to which the transferor was entitled until the transferee becomes a partner and a party to the Amended and Restated Limited Partnership Agreement of BREP.

By accepting a unit for transfer in accordance with the Amended and Restated Limited Partnership Agreement of BREP, each transferee will be deemed to have:

•         executed the Amended and Restated Limited Partnership Agreement of BREP and become bound by the terms thereof;

•         granted an irrevocable power of attorney to the Managing General Partner or the liquidator of BREP and any officer thereof to act as such partner’s agent and attorney-in-fact to execute, swear to, acknowledge, deliver, file and record in the appropriate public offices (i) all agreements, certificates, documents and other instruments relating to the existence or qualification of BREP as an exempted limited partnership (or a partnership in which the limited partners have limited liability) in Bermuda and in all jurisdictions in which BREP may conduct activities and affairs or own property; any amendment, change, modification or restatement of the Amended and Restated Limited Partnership Agreement of BREP, subject to the requirements of the Amended and Restated Limited Partnership Agreement of BREP; the dissolution and liquidation of BREP; the admission, withdrawal of any partner of BREP or any capital contribution of any partner of BREP; the determination of the rights, preferences and privileges of any class or series of units or other partnership interests of BREP; and any tax election with any limited partner or general partner on our behalf or on behalf of any limited partner or the general partner, and (ii) subject to the requirements of the Amended and Restated Limited Partnership Agreement of BREP, all ballots, consents, approvals, waivers, certificates, documents and other instruments necessary or appropriate, in the sole discretion of the Managing General Partner or the liquidator of BREP, to make, evidence, give, confirm or ratify any voting consent, approval, agreement or other action that is made or given by BREP’s partners or is consistent with the terms of the Amended and Restated Limited Partnership Agreement of BREP or to effectuate the terms or intent of the Amended and Restated Limited Partnership Agreement of BREP;

•         made the consents and waivers contained in the Amended and Restated Limited Partnership Agreement of BREP; and

•         ratified and confirmed all contracts, agreements, assignments and instruments entered into on behalf of BREP in accordance with the Amended and Restated Limited Partnership

Agreement of BREP, including the granting of any charge or security interest over the assets of BREP and the assumption of any indebtedness in connection with the affairs of BREP.

The transfer of any unit and/or the admission of any new partner to BREP will not constitute an amendment to the Amended and Restated Limited Partnership Agreement of BREP.

Book-Based System

LP Units may be represented in the form of one or more fully registered unit certificates held by, or on behalf of, CDS or DTC, as applicable, as custodian of such certificates for the participants of CDS or DTC, registered in the name of CDS or DTC or their respective nominee, and registration of ownership and transfers of LP Units may be effected through the book-based system administered by CDS or DTC, as applicable.

Investments in BRELP

If and to the extent that BREP raises funds by way of the issuance of equity or debt securities, or otherwise, pursuant to a public offering, private placement or otherwise, an amount equal to the proceeds will be invested in BRELP.

Capital Contributions

Brookfield contributed $1 and the Managing General Partner contributed $100 to the capital of BREP in order to form BREP. Thereafter, Brookfield contributed to BREP its interest in various renewable power businesses in exchange for Redeemable/Exchangeable partnership units and our LP Units. No partner will have the right to withdraw any or all of its capital contribution.

Distributions

Distributions to partners of BREP will be made only as determined by the Managing General Partner in its sole discretion. However, the Managing General Partner will not be permitted to cause BREP to make a distribution if it does not have sufficient cash on hand to make the distribution, the distribution would render it insolvent or if, in the opinion of the Managing General Partner, the distribution would leave it with insufficient funds to meet any future contingent obligations, or the distribution would contravene the Limited Partnership Act 1883.

The amount of taxes withheld or paid by BREP or by any member of Brookfield Renewable in respect of LP Units held by LP Unitholders or the Managing General Partner shall be treated either as a distribution to such partner or as a general expense of BREP as determined by the Managing General Partner in its sole discretion.

Any distributions from BREP will be made to the limited partners as to 99.99% and to the Managing General Partner as to 0.01%. Each limited partner will receive a pro rata share of distributions made to all limited partners in accordance with the proportion of all outstanding LP Units held by that limited partner. Except for receiving 0.01% of distributions from BREP, the Managing General Partner shall not be compensated for its services as Managing General Partner but it shall be reimbursed for certain expenses.

Allocations of Income and Losses

Limited partners will share in the net profits and net losses of BREP generally in accordance with their respective percentage interest in BREP.

Net income and net losses for U.S. federal income tax purposes will be allocated for each taxable year or other relevant period among our partners using a monthly, quarterly or other permissible convention pro rata on a per unit basis, except to the extent otherwise required by law or pursuant to tax elections made by BREP. Each item of income, gain, loss and deduction so allocated to a partner of BREP generally will have the same source and character as though such partner had realized the item directly.

The income for Canadian federal income tax purposes of BREP for a given fiscal year of BREP will be allocated to each partner in an amount calculated by multiplying such income by a fraction, the numerator of which is the sum of the distributions received by such partner with respect to such fiscal year and the denominator of which is the aggregate amount of the distributions made by BREP to partners with respect to such fiscal year. Generally, the source and character of items of income so allocated to a partner with respect to a fiscal year of BREP will be the same source and character as the distributions received by such partner with respect to such fiscal year.

If, with respect to a given fiscal year, no distribution is made by BREP or Brookfield Renewable has a loss for Canadian federal income tax purposes, one quarter of the income, or loss, as the case may be, for Canadian federal income tax purposes of BREP for such fiscal year, will be allocated to the partners of record at the end of each calendar quarter ending in such fiscal year pro rata to their respective percentage interests in BREP, which in the case of the Managing General Partner shall mean 0.01%, and in the case of all limited partners of BREP shall mean in the aggregate 99.99%, which aggregate percentage interest shall be allocated among the limited partners in the proportion that the number of LP Units held at each such date by a limited partner is of the total number of LP Units issued and outstanding at each such date. To such end, any person who was a partner at any time during such fiscal year but who has transferred all of such person’s LP Units before the least day of that fiscal year may be deemed to be a partner on the last day of such fiscal year for the purposes of subsection 96(1) of the Income Tax Act. Generally, the source and character of such income or losses so allocated to a partner at the end of each calendar quarter will be the same source and character as the income or loss earned or incurred by BREP in such calendar quarter.

However, any gain for Canadian tax purposes allocated by BRELP to BREP in respect of the disposition of the common shares of CanHoldco by BRELP, will be allocated for Canadian tax purposes firstly, in respect of any LP Units held by Brookfield or any affiliates of Brookfield (other than any member of Brookfield Renewable) by BRELP that were acquired on the exchange of Redeemable/Exchangeable partnership units, such portion of the gain, if any, that would otherwise have been allocated for Canadian tax purposes to Brookfield or any affiliates of Brookfield (other than any member of Brookfield Renewable) in respect of the Redeemable/Exchangeable partnership units on the assumption that such units had not been exchanged for LP Units and remained Redeemable/Exchangeable partnership units, shall be allocated pro rata to Brookfield or any affiliates of Brookfield (other than any member of Brookfield Renewable) in respect of our LP Units acquired on the exchange of Redeemable/Exchangeable partnership units, and secondly, the remaining portion of the gain, if any, shall be allocated to LP Unitholders on a per LP Unit basis excluding LP Units owned by Brookfield or any member of the Brookfield group (other than Brookfield Renewable) immediately after the completion of the Combination and LP Units acquired by Brookfield or any affiliates of Brookfield (other than any member of Brookfield Renewable) pursuant to the Redemption-Exchange Mechanism. The foregoing summary, to the extent it states matters of Canadian or U.S. tax law or legal conclusions, is qualified in its entirety by the sections in this Form 20-F under Item 10.E entitled “Material Canadian Federal Income Tax Considerations” and “Material U.S. Federal Income Tax Considerations”.

Limited Liability

Assuming that a limited partner does not participate in the control or management of BREP or conduct the affairs of, sign or execute documents for or otherwise bind BREP within the meaning of the Limited Partnership Act 1883 and otherwise acts in conformity with the provisions of the Amended and Restated Limited Partnership Agreement of BREP, such partner’s liability under the Limited Partnership Act 1883 and the Amended and Restated Limited Partnership Agreement of BREP will be limited to the amount of capital such partner is obligated to contribute to BREP for its limited partner interest plus its share of any undistributed profits and assets, except as described below.

If it were determined, however, that a limited partner was participating in the control or management of BREP or conducting the affairs of, signing or executing documents for or otherwise binding BREP (or purporting to do any of the foregoing) within the meaning of the Limited Partnership Act 1883 or the Exempted Partnerships Act 1992  , such limited partner would be liable as if it were a general partner of BREP in respect of all debts of BREP incurred while that limited partner was so acting or purporting to act. Neither the Amended and Restated Limited Partnership Agreement of BREP nor the Limited Partnership Act 1883 specifically provides for legal recourse against the Managing General Partner if a limited partner were to lose limited liability through any fault of the Managing General Partner.

While this does not mean that a limited partner could not seek legal recourse, we are not aware of any precedent for such a claim in Bermuda case law.

No Management or Control

BREP’s limited partners, in their capacities as such, may not take part in the management or control of the activities and affairs of BREP and do not have any right or authority to act for or to bind BREP or to take part or interfere in the conduct or management of BREP. Limited partners are not entitled to vote on matters relating to BREP, although LP Unitholders are entitled to consent to certain matters as described under “— Amendments to the Amended and Restated Limited Partnership Agreement of BREP”, “— Opinion of Counsel and Limited Partner Approval”, “— Sale or Other Disposition of Assets”, and “— Withdrawal of the Managing General Partner” which may be effected only with the consent of the holders of the percentages of our outstanding LP Units specified below. Each LP Unit shall entitle the LP Unitholder to one vote for the purposes of any approvals of LP Unitholders.

Meetings

The Managing General Partner may call special meetings of partners at a time and place outside of Canada determined by the Managing General Partner on a date not less than 10 days nor more than 60 days after the mailing of notice of the meeting. The limited partners do not have the ability to call a special meeting. Only holders of record on the date set by the Managing General Partner (which may not be less than 10 days nor more than 60 days, before the meeting) are entitled to notice of any meeting.

Written consents may be solicited only by or on behalf of the Managing General Partner. Any such consent solicitation may specify that any written consents must be returned to BREP within the time period, which may not be less than 20 days, specified by the Managing General Partner.

            For purposes of determining holders of partnership interests entitled to provide consents to any action described above, the Managing General Partner may set a record date, which may be not less than 10 nor more than 60 days before the date by which record holders are requested in writing by the Managing General Partner to provide such consents. Only those holders of partnership interests on the record date established by the Managing General Partner will be entitled to provide consents with respect to matters as to which a consent right applies.

Amendments to the Amended and Restated Limited Partnership Agreement of BREP

Amendments to the Amended and Restated Limited Partnership Agreement of BREP may only be proposed by or with the consent of the Managing General Partner. To adopt a proposed amendment, other than the amendments that do not require limited partner approval discussed below, the Managing General Partner must seek approval of at least 66 2/3 % of the voting power of our outstanding LP Units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment.

Prohibited Amendments

No amendment may be made that would:

     (i)        enlarge the obligations of any limited partner without its consent, except that any amendment that would have a material adverse effect on the rights or preferences of any class of partnership interests in relation to other classes of partnership interests may be approved by at least a majority of the type or class of partnership interests so affected; or

    (ii)        enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by BREP to the Managing General Partner or any of its affiliates without the consent of the Managing General Partner, which may be given or withheld in its sole discretion.

The provision of the Amended and Restated Limited Partnership Agreement of BREP preventing the amendments having the effects described directly above can be amended upon the approval of the holders of at least 90% of the outstanding LP Units, and in the case of (ii) above, with the consent of the Managing General Partner, which may be given or withheld in its sole discretion.

No Limited Partner Approval

Subject to applicable law, the Managing General Partner may generally make amendments to the Amended and Restated Limited Partnership Agreement of BREP without the approval of any limited partner to reflect:

•         a change in the name of BREP, the location of BREP’s registered office, or BREP’s registered agent;

•         the admission, substitution or withdrawal of partners in accordance with the Amended and Restated Limited Partnership Agreement of BREP;

•         a change that the Managing General Partner determines is reasonable and necessary or appropriate for BREP to qualify or to continue BREP’s qualification as an exempted limited partnership under the laws of Bermuda or a partnership in which the limited partners have limited liability under the laws of any jurisdiction or is necessary or advisable in the opinion of the Managing General Partner to ensure that BREP will not be treated as an association taxable as a corporation or otherwise taxed as an entity for tax purposes;

•         an amendment that the Managing General Partner determines to be necessary or appropriate to address certain changes in tax regulations, legislation or interpretation;

•         an amendment that is necessary, in the opinion of our counsel, to prevent BREP or the Managing General Partner or its directors or officers from in any manner being subjected to the provisions of the Investment Company Act or similar legislation in other jurisdictions;

•         an amendment that the Managing General Partner determines in its sole discretion to be necessary or appropriate for the creation, authorization or issuance of any class or series of partnership interests or options, rights, warrants or appreciation rights relating to partnership securities;

•         any amendment expressly permitted in the Amended and Restated Limited Partnership Agreement of BREP to be made by the Managing General Partner acting alone;

•         any amendment that, in the sole discretion of the Managing General Partner, is necessary or appropriate to reflect and account for the formation by BREP of, or its investment in, any partnership, association, body corporate or other entity, as otherwise permitted by the Amended and Restated Limited Partnership Agreement of BREP;

•         a change in BREP’s fiscal year and related changes; or

•         any other amendments substantially similar to any of the matters described directly above.

In addition, the Managing General Partner may make amendments to the Amended and Restated Limited Partnership Agreement of BREP without the approval of any limited partner if those amendments, in the discretion of the Managing General Partner:

•         do not adversely affect BREP’s limited partners considered as a whole (including any particular class of partnership interests as compared to other classes of partnership interests) in any material respect;

•         are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion or binding directive, order, ruling or regulation of any governmental agency or judicial authority;

•         are necessary or appropriate to facilitate the trading of our LP Units or to comply with any rule, regulation, guideline or requirement of any securities exchange on which our LP Units are or will be listed for trading;

•         are necessary or appropriate for any action taken by the Managing General Partner relating to splits or combinations of LP Units made in accordance with the provisions of the Amended and Restated Limited Partnership Agreement of BREP; or

•         are required to effect the intent of the provisions of the Amended and Restated Limited Partnership Agreement of BREP or are otherwise contemplated by the Amended and Restated Limited Partnership Agreement of BREP.

Opinion of Counsel and Limited Partner Approval

The Managing General Partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners if one of the amendments described above under “— No Limited Partner Approval” should occur. No other amendments to the Amended and Restated Limited Partnership Agreement of BREP will become effective without the approval of holders of at least 90% of our LP Units, unless BREP obtains an opinion of counsel to the effect that the amendment will not cause BREP to be treated as an association taxable as a corporation or otherwise taxable as an entity for tax purposes (provided that for U.S. tax purposes the Managing General Partner has not made the election described below under “— Election to be Treated as a Corporation”) or affect the limited liability under the Limited Partnership Act 1883 of any of BREP’s limited partners.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of partnership interests in relation to other classes of partnership interests will also require the approval of the holders of at least a majority of the outstanding partnership interests of the class so affected.

In addition, any amendment that reduces the voting percentage required to take any action must be approved by the written consent or affirmative vote of limited partners whose aggregate outstanding voting units constitute not less than the voting requirement sought to be reduced.

Sale or Other Disposition of Assets

The Amended and Restated Limited Partnership Agreement of BREP generally prohibits the Managing General Partner, without the prior approval of the holders of at least 66 2/3 % of the voting power of our LP Units, from causing BREP to, among other things, sell, exchange or otherwise dispose of all or substantially all of BREP’s assets in a single transaction or a series of related transactions, including by approving on BREP’s behalf the sale, exchange or other disposition of all or substantially all of the assets of BREP’s subsidiaries. However, the Managing General Partner, in its sole discretion, may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of BREP’s assets (including for the benefit of persons who are not BREP or BREP’s subsidiaries) without that approval. The Managing General Partner may also sell all or substantially all of BREP’s assets under any forced sale of any or all of BREP’s assets pursuant to the foreclosure or other realization upon those encumbrances without that approval.

 Take-Over Bids

If, within 120 days after the date of a take-over bid, as defined in the Securities Act (Ontario) , the take-over bid is accepted by holders of not less than 90% of our outstanding LP Units, other than our LP Units held at the date of the take-over bid by the offeror or any affiliate or associate of the offeror, and the offeror acquires all of such LP Units deposited or tendered under the take-over bid, the offeror will be entitled to acquire our LP Units not deposited under the take-over bid on the same terms as our LP Units acquired under the take-over bid.

Election to be Treated as a Corporation

If the Managing General Partner determines in its sole discretion that it is no longer in BREP’s best interests to continue as a partnership for U.S. federal income tax purposes, the Managing General Partner may elect to treat BREP as an association or as a publicly traded partnership taxable as a corporation for U.S. federal (and applicable state) income tax purposes.

Termination and Dissolution

BREP will terminate upon the earlier to occur of (i) the date on which all of BREP’s assets have been disposed of or otherwise realized by BREP and the proceeds of such disposals or realizations have been distributed to partners, (ii) the service of notice by the Managing General Partner, with the special approval of a majority of its independent directors, that in its opinion the coming into force of any law, regulation or binding authority has or will render illegal or impracticable the continuation of BREP, and (iii) at the election of the Managing General Partner, with the special approval of its independent directors, if BREP, as determined by the Managing General Partner, based on an opinion of counsel, is required to register as an “investment company” under the Investment Company Act or similar legislation in other jurisdictions.

BREP will be dissolved upon the withdrawal of the Managing General Partner as the general partner of BREP (unless a successor entity becomes the general partner as described in the following sentence or the withdrawal is effected in compliance with the provisions of the Amended and Restated Limited Partnership Agreement of BREP that are described below under “— Withdrawal of the Managing General Partner”) or the entry by a court of competent jurisdiction of a decree of judicial dissolution of BREP or an order to wind-up or liquidate the Managing General Partner without the appointment of a successor in compliance with the provisions of the Amended and Restated Limited Partnership Agreement of BREP that are described below under “— Withdrawal of the Managing General Partner”. BREP will be reconstituted and continue without dissolution if within 30 days of the date of dissolution (and so long as a notice of dissolution has not been filed with the Bermuda Monetary Authority), a successor general partner executes a transfer deed pursuant to which it becomes the general partner and assumes the rights and undertakes the obligations of the general partner and BREP receives an opinion of counsel that the admission of the new general partner will not result in the loss of the limited liability of any limited partner.

Liquidation and Distribution of Proceeds

Upon our dissolution, unless BREP is continued as a new limited partnership, the liquidator authorized to wind-up BREP’s affairs will, acting with all of the powers of the Managing General Partner that the liquidator deems necessary or appropriate in its judgment, liquidate BREP’s assets and apply the proceeds of the liquidation first, to discharge BREP’s liabilities as provided in the Amended and Restated Limited Partnership Agreement of BREP and by law and thereafter to the partners pro rata according to the percentages of their respective partnership interests as of a record date selected by the liquidator. The liquidator may defer liquidation of BREP’s assets for a reasonable period of time or distribute assets to partners in kind if it determines that an immediate sale or distribution of all or some of BREP’s assets would be impractical or would cause undue loss to the partners.

Withdrawal of the Managing General Partner

The Managing General Partner may withdraw as Managing General Partner without first obtaining approval of our LP Unitholders by giving 180 days’ advance written notice to the other partners, and that withdrawal will not constitute a violation of the Amended and Restated Limited Partnership Agreement of BREP.

Upon the withdrawal of the Managing General Partner, the holders of at least 66 2/3 % of the voting power of our outstanding LP Units may select a successor to that withdrawing Managing General Partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability, tax matters and the Investment Company Act (and similar legislation in other jurisdictions) cannot be obtained, BREP will be dissolved, wound up and liquidated. See “— Termination and Dissolution” above.

            In the event of withdrawal of a general partner where that withdrawal violates the Amended and Restated Limited Partnership Agreement of BREP, a successor general partner will have the option to purchase the general partnership interest of the departing general partner for a cash payment equal to its fair market value. Under all other circumstances where a general partner withdraws, the departing general partner will have the option to require the successor general partner to purchase the general partnership interest of the departing general partner for a cash payment equal to its fair market value. In each case, this fair market value will be determined by agreement between the departing general partner and the successor general partner. If no agreement is reached within 30 days of the general partner’s departure, an independent investment banking firm or other independent expert selected by the departing general partner and the successor general partner will determine the fair market value. If the departing general partner and the successor general partner cannot agree upon an expert within 45 days of the general partner’s departure, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partnership interests will automatically convert into LP Units pursuant to a valuation of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

Transfer of the General Partnership Interest

The Managing General Partner may transfer all or any part of its general partnership interest without first obtaining approval of any LP Unitholder. As a condition of this transfer, the transferee must (i) be an affiliate of the general partner of BRELP (or the transfer must be made concurrently with a transfer of the general partnership units of BRELP to an affiliate of the transferee), (ii) agree to assume the rights and duties of the Managing General Partner to whose interest that transferee has succeeded, (iii) agree to be bound by the provisions of the Amended and Restated Limited Partnership Agreement of BREP and (iv) furnish an opinion of counsel regarding limited liability and tax matters. Any transfer of the general partnership interest is subject to prior notice to and approval of the relevant Bermuda regulatory authorities. At any time, the shareholder of the Managing General Partner may sell or transfer all or part of its shares in the Managing General Partner without the approval of the unitholders.

Partnership Name

If the Managing General Partner ceases to be the general partner of BREP and our new general partner is not an affiliate of Brookfield, BREP will be required by the Amended and Restated Limited Partnership Agreement of BREP to change the name of BREP to a name that does not include “Brookfield” and which could not be capable of confusion in any way with such name. The Amended and Restated Limited Partnership Agreement of BREP explicitly provides that this obligation shall be enforceable and waivable by the Managing General Partner notwithstanding that it may have ceased to be the general partner of BREP.

Transactions with Interested Parties

The Managing General Partner, the Service Provider and their respective partners, members, shareholders, directors, officers, employees and shareholders, which we refer to as “interested parties”, may become limited partners or beneficially interested in limited partners and may hold, dispose of or otherwise deal with our LP Units with the same rights they would have if the Managing General Partner was not a party to the Amended and Restated Limited Partnership Agreement of BREP. An interested party will not be liable to account either to other interested parties or to BREP, BREP’s partners or any other persons for any profits or benefits made or derived by or in connection with any such transaction.

The Amended and Restated Limited Partnership Agreement of BREP permits an interested party to sell investments to, purchase assets from, vest assets in and enter into any contract, arrangement or transaction with BREP, BRELP, any of the Holding Entities, any operating entity or any other holding vehicle established by BREP and may be interested in any such contract, transaction or arrangement and shall not be liable to account either to BREP, BRELP, any of the Holding Entities, any operating entity or any other holding vehicle established by BREP or any other person in respect of any such contract, transaction or arrangement, or any benefits or profits made or derived therefrom, by virtue only of the relationship between the parties concerned, subject to any approval requirements that are contained in the Conflicts Policy. See Item 7.B “Related Party Transactions — Conflicts of Interest and Fiduciary Duties”.

Outside Activities of the Managing General Partner; Conflicts of Interest

Under the Amended and Restated Limited Partnership Agreement of BREP, the Managing General Partner is required to maintain as its sole activity the role of general partner of BREP. The Managing General Partner is not permitted to engage in any business or activity or incur or guarantee any debts or liabilities except in connection with or incidental to its performance as general partner or incurring, guaranteeing, acquiring, owning or disposing of debt or equity securities of BRELP, a Holding Entity or any other holding vehicle established by BREP.

            The Amended and Restated Limited Partnership Agreement of BREP provides that each person who is entitled to be indemnified by BREP (other than the Managing General Partner), as described below under “— Indemnification; Limitations on Liability”, shall have the right to engage in businesses of every type and description and other activities for profit, and to engage in and possess interests in business ventures of any and every type or description, irrespective of whether (i) such activities are similar to our affairs or activities or (ii) such affairs and activities directly compete with, or disfavor or exclude, the Managing General Partner, BREP, BRELP, any Holding Entity, any operating entity or any other holding vehicle established by BREP. Such business interests, activities and engagements will be deemed not to constitute a breach of the Amended and Restated Limited Partnership Agreement of BREP or any duties stated or implied by law or equity, including fiduciary duties, owed to any of the Managing General Partner, BREP, BRELP, any Holding Entity, any operating entity and any other holding vehicle established by BREP (or any of their respective investors), and shall be deemed not to be a breach of the Managing General Partner’s fiduciary duties or any other obligation of any type whatsoever of the Managing General Partner. None of the Managing General Partner, BREP, BRELP, any Holding Entity, any operating entity, any other holding vehicle established by BREP or any other person shall have any rights by virtue of the Amended and Restated Limited Partnership Agreement of BREP or the partnership relationship established thereby or otherwise in any business ventures of any person who is entitled to be indemnified by BREP as described below under “— Indemnification; Limitations on Liability”.

The Managing General Partner and the other indemnified persons described in the preceding paragraph do not have any obligation under the Amended and Restated Limited Partnership Agreement of BREP to present business or investment opportunities to BREP, BRELP, any Holding Entity, any operating entity or any other holding vehicle established by BREP. These provisions will not affect any obligation of an indemnified person to present business or investment opportunities to BREP, BRELP, any Holding Entity, any operating entity or any other holding vehicle established by BREP pursuant to the Relationship Agreement or any other separate written agreement between such persons.

Any conflicts of interest and potential conflicts of interest that are approved by a majority of the Managing General Partner’s independent directors from time-to-time will be deemed approved by all partners. Pursuant to the Conflicts Policy, independent directors may grant approvals for any matters that may give rise to a conflict of interest or potential conflict of interest in the form of general guidelines, policies or procedures that are adopted by the Managing General Partner’s independent directors, and amended from time-to-time with the approval of a majority of the independent directors of the Managing General Partner, in which case no further special approval will be required in connection with a particular transaction or matter permitted thereby other than any approvals required by law. See Item 7.B “Related Party Transactions — Conflicts of Interest and Fiduciary Duties”.

Indemnification; Limitations on Liability

Under the Amended and Restated Limited Partnership Agreement of BREP, BREP is required to indemnify on an after-tax basis out of the assets of BREP to the fullest extent permitted by law the Managing General Partner, the Service Provider and any of their respective affiliates (and their respective officers, directors, agents, shareholders, partners, members and employees), any person who serves on a Governing Body of BRELP, a Holding Entity, operating entity or any other holding vehicle established by BREP and any other person designated by the Managing General Partner as an indemnified person, in each case, against all losses, claims, damages, liabilities, costs or expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, incurred by an indemnified person in connection with our investments and activities or by reason of their holding such positions, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person’s gross negligence, bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under the Amended and Restated Limited Partnership Agreement of BREP, (i) the liability of such persons has been limited to the fullest extent permitted by law, except to the extent that their conduct involves gross negligence, bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful and (ii) subject to applicable law, any matter that is approved by the independent directors of the Managing General Partner will not constitute a breach of the Amended and Restated Limited Partnership Agreement of BREP or any duties stated or implied by law or equity, including fiduciary duties. The Amended and Restated Limited Partnership Agreement of BREP requires us to advance funds to pay the expenses of an indemnified person in connection with a matter in which indemnification may be sought until it is determined that the indemnified person is not entitled to indemnification.

Accounts, Reports and Other Information

Under the Amended and Restated Limited Partnership Agreement of BREP, the Managing General Partner is required to prepare financial statements in accordance with IFRS as determined by the IASB. BREP’s financial statements must be made publicly available together with a statement of the accounting policies used in their preparation, such information as may be required by applicable laws and regulations and such information as the Managing General Partner deems appropriate. BREP’s annual financial statements must be audited by an independent accounting firm of international standing and made publicly available within such period of time as is required to comply with applicable laws and regulations, including any rules of any applicable securities exchange. BREP’s quarterly financial statements may be unaudited and are made available publicly as and within the time period required by applicable laws and regulations, including any rules of any applicable securities exchange. The Managing General Partner is also required to prepare all other press releases, proxy circulars and other disclosure documentation as by be required by applicable laws, including any rules of any applicable securities exchange.

The Managing General Partner is also required to use commercially reasonable efforts to prepare and send to the limited partners of BREP on an annual basis, additional information regarding BREP, including Schedule K-1 (or equivalent) and information related to the passive foreign investment company status of certain non-U.S. corporations that we control. The Managing General Partner will, where reasonably possible, prepare and send information required by the non-U.S. limited partners of BREP for U.S. federal income tax reporting purposes. The Managing General Partner will also, where reasonably possible and applicable, prepare and send information required by limited partners of BREP for Canadian federal income tax purposes.

Governing Law; Submission to Jurisdiction

The Amended and Restated Limited Partnership Agreement of BREP is governed by and will be construed in accordance with the laws of Bermuda. Under the Amended and Restated Limited Partnership Agreement of BREP, each of BREP’s partners (other than governmental entities prohibited from submitting to the jurisdiction of a particular jurisdiction) will submit to the non-exclusive jurisdiction of any court in Bermuda in any dispute, suit, action or proceeding arising out of or relating to the Amended and Restated Limited Partnership Agreement of BREP. Each partner waives, to the fullest extent permitted by law, any immunity from jurisdiction of any such court or from any legal process of any such court and further waives, to the fullest extent permitted by law, any claim of inconvenient forum, improper venue or that any such court does not have jurisdiction over the partner. Any final judgment against a partner in any proceedings brought in a court in Bermuda will be conclusive and binding upon the partner and may be enforced in the courts of any other jurisdiction of which the partner is or may be subject, by suit upon such judgment. The foregoing submission to jurisdiction and waivers will survive the dissolution, liquidation, winding up and termination of BREP.

Description of the Amended and Restated Limited Partnership Agreement of BRELP

The following is a description of the material terms of the Amended and Restated Limited Partnership Agreement of BRELP. Holders of LP Units in BREP are not limited partners of BRELP and do not have any rights under the Amended and Restated Limited Partnership Agreement of BRELP. Pursuant to the Voting Agreement, however, BREP, through the Managing General Partner, has the right to direct all eligible votes in the election of the directors of the BRELP General Partner, through which BREP participates in the management and activities of BRELP and the Holding Entities. See Item 7.B “Related Party Transactions—Voting Agreements”.

Because this description is only a summary of the terms of the agreement, it does not necessarily contain all of the information that you may find useful. For more complete information, you should read the Amended and Restated Limited Partnership Agreement of BRELP which is available electronically on the website of the SEC at www.sec.gov and on our SEDAR profile at www.sedar.com and will be made available to LP Unitholders as described under Item 10.C “Material Contracts” and Item 10.H “Documents on Display”.

Formation and Duration

BRELP is a Bermuda exempted limited partnership registered under the Limited Partnership Act 1883 and the Exempted Partnerships Act 1992  . BRELP has a perpetual existence and will continue as a limited liability partnership unless BREP is terminated or dissolved in accordance with the Amended and Restated Limited Partnership Agreement of BRELP.

Nature and Purpose

Under the Amended and Restated Limited Partnership Agreement of BRELP, the purpose of BRELP is to: acquire and hold interests in the Holding Entities and, subject to the approval of the BRELP GP LP, any other subsidiary of BRELP; engage in any activity related to the capitalization and financing of BRELP’s interests in such entities; and engage in any other activity that is incidental to or in furtherance of the foregoing and that is approved by the BRELP GP LP and that lawfully may be conducted by a limited partnership organized under the Limited Partnership Act 1883, the Exempted Partnerships Act 1992 and the Amended and Restated Limited Partnership Agreement of BRELP.

Management

As required by law, the Amended and Restated Limited Partnership Agreement of BRELP provides for the management and control of BRELP by a general partner, the BRELP GP LP. The BRELP GP LP will exercise its powers and carry out its functions honestly and in good faith and the BRELP GP LP will exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, in each case, subject to, and after taking into account, the terms and conditions of the Relationship Agreement, our Master Services Agreement and the Conflicts Policy. Except as set out in the Amended and Restated Limited Partnership Agreement of BRELP, the BRELP GP LP has no additional duty to propose or approve any conduct of BRELP, and may decline to propose or approve such conduct free of any additional duty (including fiduciary duty). The BRELP GP LP shall not be in breach of any duty to BRELP if it takes actions permitted by the Amended and Restated Limited Partnership Agreement of BRELP, the Relationship Agreement, our Master Services Agreement or the Conflicts Policy.

Units

BRELP’s units are limited partnership interests. Holders of units of BRELP are not entitled to the withdrawal or return of capital contributions in respect of their units, except to the extent, if any, that distributions are made to such holders pursuant to the Amended and Restated Limited Partnership Agreement of BRELP or upon the dissolution of BRELP or as otherwise required by applicable law. Except to the extent expressly provided in the Amended and Restated Limited Partnership Agreement of BRELP, a holder of units of BRELP does not have priority over any other holder of units, either as to the return of capital contributions or as to profits, losses or distributions.

In connection with the Combination, BRELP issued two classes of units. The first class of units was issued to Brookfield and subsequently transferred to BREP and the second class of units, referred to as the Redeemable/Exchangeable partnership units, were issued to wholly-owned subsidiaries of Brookfield. Redeemable/Exchangeable partnership units are identical to the limited partnership units held by BREP, except as described below under “— Distributions” and “— Withdrawal of the General Partner” and except that they have the right of redemption described below under the heading “— Redemption-Exchange Mechanism”.

Issuance of Additional Partnership Interests

Subject to any approval required by applicable law, BRELP may issue additional partnership interests (including new classes of partnership interests and options, rights, warrants and appreciation rights relating to such interests) for any partnership purpose, at any time and from time to time and on such terms and conditions as its general partner may determine. Any additional partnership interests authorized to be issued by Amended and Restated Limited Partnership Agreement of BRELP may be issued in one or more classes, or one or more series of classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of partnership interests) as its general partner may determine in its sole discretion.

Redemption-Exchange Mechanism

At any time, one or more wholly-owned subsidiaries of Brookfield that hold Redeemable/Exchangeable partnership units will have the right to require BRELP to redeem for cash all or a portion of the Redeemable/Exchangeable partnership units held by such subsidiary, subject to BREP’s right to acquire such Redeemable/Exchangeable partnership units, as described below, provided that exercise of the right of redemption or the payment of the redemption amount would not otherwise cause BRELP to be in breach or violation of any agreement material to BRELP or Brookfield Renewable or applicable law. Any such redeeming subsidiary may exercise its right of redemption by delivering a notice of redemption to BRELP and BREP. After presentation for redemption, such redeeming subsidiary will receive, subject to BREP’s right to acquire Redeemable/Exchangeable partnership units, as described below, for each unit that is presented, cash in an amount equal to the market value of one of our units multiplied by the number of units to be redeemed (as determined by reference to the five day volume weighted average of the trading price of our units and subject to certain customary adjustments). Upon its receipt of the redemption notice, BREP will have a right to acquire Redeemable/Exchangeable partnership units entitling it, at its sole discretion, to elect to acquire all (but not less than all) units described in such notice and presented to BRELP for redemption in exchange for LP Units on a one for one basis (subject to certain customary adjustments). Upon a redemption for cash, the holder’s right to receive distributions with respect to BRELP’s Redeemable/Exchangeable partnership units so redeemed will cease.

Brookfield’s aggregate interest in BREP, including its interest in the Managing General Partner and the BRELP GP LP, would be approximately 65% if it exercised its redemption right in full and BREP exercised its right of first refusal on BRELP’s Redeemable/Exchangeable partnership units redeemed. Brookfield’s total percentage interest in BREP would be increased if it participates in BRELP’s distribution reinvestment plan.

 Distributions

Distributions by BRELP will be made in the sole discretion of its general partner, the BRELP GP LP. However, the BRELP GP LP will not be permitted to cause BRELP to make a distribution if BRELP does not have sufficient cash on hand to make the distribution, the distribution would render BRELP insolvent or if, in the opinion of the BRELP GP LP, the distribution would or might leave BRELP with insufficient funds to meet any future contingent obligations or the distribution would contravene the Limited Partnership Act 1883.

Except as set forth below, prior to the dissolution of BRELP, distributions of available cash (if any) in any given quarter will be made by BRELP as follows, referred to as the “Regular Distribution Waterfall”:

•         first, 100% of any available cash to BREP until BRELP has distributed an amount equal to BREP’s expenses and outlays for the quarter properly incurred;

•         second, 100% of any available cash then remaining to the owners of BRELP’s partnership interests, pro rata to their percentage interests, until an amount equal to $0.375 has been distributed in respect of each limited partnership unit of BRELP during such quarter, referred to as the “First Distribution Threshold”;

•         third, 85% of any available cash then remaining to the owners of BRELP’s partnership interests, pro rata to their percentage interests, and 15% to its general partner, until an amount equal to $0.4225 has been distributed in respect of each limited partnership unit of BRELP during such quarter, referred to as the “Second Distribution Threshold”; and

•         thereafter, 75% of any available cash then remaining to the owners of BRELP’s partnership interests, pro rata to their percentage interests, and 25% to its general partner.

Set forth below is an example of how the incentive distributions described above are calculated on a quarterly and annualized basis. The figures used below are for illustrative purposes only and are not indicative of BREP’s expectations.

		Quarterly		Annually
(MILLIONS, EXCEPT PER UNIT AMOUNTS)	Units	Per Unit	Total	Per Unit	Total
Illustrative distribution		$0.5000		$2.00
First Distribution Threshold		$0.3750		$1.50
Total units of BRELP (1)	265
Total first distribution			$99.4		$397.6
Distribution in excess of First Distribution Threshold		$0.0475		$0.19
Total units of BRELP (1)	265
Second distribution to partners			$12.6		$50.4
15% incentive distribution to general partner			2.2		8.8
Total second distribution			$14.8		$59.2
Distribution in excess of Second Distribution Threshold		$0.0775		$0.31
Total units of BRELP (1)	265
Third distribution to partners			$20.5		$82
25% incentive distribution to general partner			6.8		27.2
Total third distribution			$27.3		$109.2

Total distributions to partners (including incentive distributions)			$141.5		$566

Total incentive distributions to general partner			$9		$36

(1)           Includes (a) class A non-voting limited partnership interests in BRELP held by Brookfield Renewable, (b) Redeemable/Exchangeable partnership units of BRELP that are held by Brookfield and that are redeemable for cash or exchangeable for LP Units in accordance with the Redemption-Exchange Mechanism and (c) general partnership interests in BRELP.

The table below sets forth, on a quarterly and aggregate basis, all management fees and incentive distributions that have been earned since the Combination.

(MILLIONS)	Q4 2011 (1)	Q1 2012	Q2 2012	Q3 2012	Q4 2012
Base management fee (2)	$2.4	$6.6	$7.7	$10.3	$11.2
Incentive distribution	-	-	-	-	-

Total	$2.4	$6.6	$7.7	$10.3	$11.2

	Q1 2013	Q2 2013	Q3 2013	Q4 2013	Total
Base management fee (2)	$12.0	$10.9	$9.1	$8.9	$79.1
Incentive distribution	-	-	-	-	-

Total	$12.0	$10.9	$9.1	$8.9	$79.1

(1)           The Combination was effected on November 28, 2011. The amounts for the fourth quarter of 2011 set forth in the table represent the base management fee and the incentive distribution for the stub period from such date until December 31, 2011.

(2)           Pursuant to our Master Services Agreement, we pay the Service Provider a fixed base management fee equal to $20 million (which amount shall be adjusted for inflation annually beginning on January 1, 2013, at an inflation factor based on year over year United States consumer price index) plus 1.25% of the amount by which the Total Capitalization Value (which is generally determined with reference to the aggregate of the value of all outstanding LP Units, assuming full conversion of Brookfield’s limited partnership interests in BRELP into LP Units, and securities of the other Service Recipients that are not held by Brookfield Renewable, plus all outstanding third party debt with recourse to BREP, BRELP or a Holding Entity, less all cash held by such entities) of BREP exceeds an initial reference value determined based on its market capitalization immediately following the Combination. In the event that the measured Total Capitalization Value of BREP in a given period is less than the initial reference value, the Service Provider will receive a base management fee of $20 million annually (subject to an annual escalation by a specified inflation factor beginning on January 1, 2013). For any quarter in which the Managing General Partner determines that there is insufficient available cash to pay the base management fee as well as the next regular distribution on our LP Units, we may elect to pay all or a portion of the base management fee in our LP Units or in limited partnership units of BRELP, subject to certain conditions.

(MILLIONS, EXCEPT	Initial	Q4		Q1		Q2		Q3		Q4
LP UNITS AMOUNTS)	Value	2011 (1)	Increase	2012	Increase	2012	Increase	2012	Increase	2012	Increase
Fair market value of LP Units (2)	$24.94	$26.5	$1.56	$26.01	$1.07	$27.31	$2.37	$29.97	$5.03	$29.63	$4.69
Units issued and outstanding (3)	262.5	262.5	262.5	262.5	262.5	262.5	262.5	262.5	262.5	262.6	262.6
	$6,545	$6,955	$410	$6,828	$283	$7,169	$624	$7,868	$1,323	$7,780	$1,235
Principal value of corporate borrowings, credit facilities and preferred shares	1,553	1,573	20	1,783	230	1,779	226	1,915	362	2,283	730
Cash held: Service Recipients	(5.0)	(4.9)	0.1	(10.7)	(5.7)	(6.1)	(1.1)	(4.2)	0.8	(1.4)	3.6
Total Capitalization Value	$8,093	$8,523	$430	$8,600	$507	$8,942	$849	$9,779	$1,686	$10,062	$1,969
				Q1		Q2		Q3		Q4
				2013	Increase	2013	Increase	2013	Increase	2013	Increase
Fair market value of LP Units (2)				$28.91	$3.97	$27.54	$2.6	$26.41	$1.47	$25.88	$0.94
Units issued and outstanding (3)				262.6	262.6	262.6	262.6	262.6	262.6	262.6	262.6
				$7,591	$1,046	$7,232	$687	$6,936	$391	$6,797	$252
Principal value of corporate borrowings, credit facilities and preferred shares				2,707	1,154	2,729	1,176	2,459	906	2,524	971
Cash held: Service Recipients				(6.0)	(1.0)	(0.7)	4.3	(4.9)	0.1	(5.8)	(0.8)
Total Capitalization Value				$10,292	$2,199	$9,960	$1,867	$9,389	$1,296	$9,315	$1,222

(MILLIONS, UNLESS		Q4		Q1		Q2		Q3		Q4
OTHERWISE NOTED)		2011	Total	2012	Total	2012	Total	2012	Total	2012	Total
Base management fee (4)			$1.9		$5.0		$5.0		$5.0		$5.0
Variable management fees
Increase in Total Capitalization Value		430		507		849		1,686		1,969
Rate (5)	0.3125%		0.5		1.6		2.7		5.3		6.2
Total management fee			$2.4		$6.6		$7.7		$10.3		$11.2
				Q1		Q2		Q3		Q4
				2013	Total	2013	Total	2013	Total	2013	Total
Base management fee (4)					$5.1		$5.1		$5.1		$5.1
Variable management fees
Increase in Total Capitalization Value				2,199		1,867		1,296		1,222
Rate (5)	0.3125%				6.9		5.8		4.1		3.8
Total management fee					$12.0		$10.9		$9.2		$8.9

(1)           The Combination was effected on November 28, 2011. The amounts for the fourth quarter of 2011 set forth in the table represent the base management fee and the incentive distribution for the stub period from such date until December 31, 2011.

(2)           Represents the five-day volume-weighted average price in Canadian dollars converted to U.S. dollars.

(3)           All outstanding LP Units, assuming full conversion of Brookfield's limited partnership interest in BRELP into LP Units.

(4)           $20 million annual fee, calculated quarterly in arrears (subject to an annual escalation by a specified inflation factor beginning January 1, 2013).

(5)           1.25% of the increase in Total Capitalization Value, calculated at 0.3125% quarterly.

If, prior to the dissolution of BRELP, available cash is deemed by its general partner, in its sole discretion, to be (i) attributable to sales or other dispositions of BRELP’s assets and (ii) representative of unrecovered capital, then such available cash shall be distributed to the partners of BRELP in proportion to the unrecovered capital attributable to BRELP’s partnership interests held by the partners until such time as the unrecovered capital attributable to each such partnership interest is equal to zero. Thereafter, distributions of available cash made by BRELP (to the extent made prior to dissolution) will be made in accordance with the Regular Distribution Waterfall.

Upon the occurrence of an event resulting in the dissolution of BRELP, all cash and property of BRELP in excess of that required to discharge BRELP’s liabilities will be distributed as follows: (i) to the extent such cash and/or property is attributable to a realization event occurring prior to the event of dissolution, such cash and/or property will be distributed in accordance with the Regular Distribution Waterfall and/or the distribution waterfall applicable to unrecovered capital; and (ii) all other cash and/or property will be distributed in the manner set forth below:

•         first, 100% to BREP until BREP has received an amount equal to the excess of (i) the amount of BREP’s outlays and expenses incurred during the term of BRELP, over (ii) the aggregate amount of distributions received by BREP pursuant to the first tier of the Regular Distribution Waterfall during the term of BRELP;

•         second, 100% to the partners of BRELP, in proportion to their respective amounts of unrecovered capital in BRELP;

•         third, 100% to the owners of BRELP’s partnership interests, pro rata to their percentage interests, until an amount has been distributed in respect of each limited partnership unit of BRELP equal to the excess of (i) the First Distribution Threshold for each quarter during the term of BRELP (subject to adjustment upon the subsequent issuance of additional partnership interests in BRELP), over (ii) the aggregate amount of distributions made in respect of a BRELP’s limited partnership unit pursuant to the second tier of the Regular Distribution Waterfall during the term of BRELP (subject to adjustment upon the subsequent issuance of additional partnership interests in BRELP);

•         fourth, 85% to the owners of BRELP’s partnership interests, pro rata to their percentage interests, and 15% to its general partner, until an amount has been distributed in respect of each limited partnership unit of BRELP equal to the excess of (i) the Second Distribution Threshold less the First Distribution Threshold for each quarter during the term of BRELP (subject to adjustment upon the subsequent issuance of additional partnership interests in BRELP), over (ii) the aggregate amount of distributions made in respect of a limited partnership unit of BRELP pursuant to the third tier of the Regular Distribution Waterfall during the term of BRELP (subject to adjustment upon the subsequent issuance of additional partnership interests in BRELP); and

•         thereafter, 75% to the owners of BRELP’s partnership interests, pro rata to their percentage interests, and 25% to its general partner.

Each partner’s percentage interest is determined by the relative portion of all outstanding partnership interests held by that partner from time to time and is adjusted upon and reflects the issuance of additional partnership interests of BRELP. In addition, the unreturned capital attributable to each of the partnership interests, as well as certain of the distribution thresholds set forth above, may be adjusted pursuant to the terms of the Amended and Restated Limited Partnership Agreement of BRELP so as to ensure the uniformity of the economic rights and entitlements of (i) the previously outstanding partnership interests of BRELP, and (ii) the subsequently-issued partnership interests of BRELP.

The Amended and Restated Limited Partnership Agreement of BRELP provides that, to the extent that any Holding Entity or any operating entity pays to Brookfield any comparable performance or incentive distribution, the amount of any incentive distributions paid to the BRELP GP LP in accordance with the distribution entitlements described above will be reduced in an equitable manner to avoid duplication of distributions.

BRELP GP LP may elect, at its sole discretion, to reinvest incentive distributions in Redeemable/Exchangeable partnership units.

Sale or Other Disposition of Assets

The Amended and Restated Limited Partnership Agreement of BRELP generally prohibits the general partner of BRELP, without the prior approval of the holders of at least 50% of the voting power of the units of BRELP, from causing BRELP to, among other things, sell, exchange or otherwise dispose of all or substantially all of BRELP or Brookfield Renewable’s assets in a single transaction or a series of related transactions.

No Management or Control

BRELP’s limited partners, in their capacities as such, may not take part in the management or control of the activities and affairs of BRELP and do not have any right or authority to act for or to bind BRELP or to take part or interfere in the conduct or management of BRELP.

Limited partners are not entitled to vote on matters relating to BRELP, although holders of units are entitled to consent to certain matters as described under “— Amendment of the Amended and Restated Limited Partnership Agreement of BRELP”, “— Opinion of Counsel and Limited Partner Approval” and “— Withdrawal of the General Partner” which may be effected only with the consent of the holders of the percentages of outstanding units specified below. Each unit shall entitle the holder thereof to one vote for the purposes of any approvals of holders of units.

In addition, pursuant to the Voting Agreement, BREP, through the Managing General Partner, has a number of voting rights, including the right to direct all eligible votes in the election of the directors of the BRELP General Partner. See Item 7.B “Related Party Transactions — Voting Agreement”.

Meetings

Special meetings of the limited partners of BRELP may be called by its general partner at a time and place outside of Canada determined by it on a date not less than 10 days nor more than 60 days after the mailing of notice of the meeting. Special meetings of the limited partners may also be called by limited partners holding 50% or more of the voting power of the outstanding partnership interests of the class or classes for which a meeting is proposed. For this purpose, the partnership interests outstanding do not include partnership interests owned by its general partner or any of its affiliates other than any member of Brookfield Renewable. Only holders of partnership interests of BRELP of record on the date set by its general partner (which may not be less than 10 days nor more than 60 days, before the meeting) are entitled to notice of any meeting.

Amendment of the Amended and Restated Limited Partnership Agreement of BRELP

Amendments to the Amended and Restated Limited Partnership Agreement of BRELP may only be proposed by or with the consent of its general partner. To adopt a proposed amendment, other than the amendments that do not require limited partner approval discussed below, the general partner must seek approval of at least 66 2/3 % of the voting power of BRELP’s outstanding units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment.

Prohibited Amendments

No amendment may be made that would:

•         enlarge the obligations of any limited partner without its consent, except that any amendment that would have a material adverse effect on the rights or preferences of any class of partnership interests in relation to other classes of partnership interests may be approved by at least a majority of the type or class of partnership interests so affected; or

•         enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by BRELP to the BRELP GP LP or any of its affiliates without the consent of the BRELP GP LP which may be given or withheld in its sole discretion.

The provision of the Amended and Restated Limited Partnership Agreement of BRELP preventing the amendments having the effects described directly above can be amended upon the approval of the holders of not less than 90% of the outstanding units.

No Limited Partner Approval

Subject to applicable law, the BRELP GP LP may generally make amendments to the Amended and Restated Limited Partnership Agreement of BRELP without the approval of any limited partner to reflect:

•         a change in the name of BREP, the location of BREP’s registered office or BREP’s registered agent;

•         the admission, substitution or withdrawal or removal of partners in accordance with the Amended and Restated Limited Partnership Agreement of BRELP;

•         a change that its general partner determines is reasonable and necessary or appropriate for BREP to qualify or to continue its qualification as an exempted limited partnership under the laws of Bermuda or a partnership in which the limited partners have limited liability under the laws of any jurisdiction or is necessary or advisable in the opinion of its general partner to ensure that BRELP will not be treated as an association taxable as a corporation or otherwise taxed as an entity for tax purposes;

•         an amendment that the BRELP GP LP determines to be necessary or appropriate to address certain changes in tax regulations, legislation or interpretation;

•         an amendment that is necessary, in the opinion of counsel, to prevent BRELP or its general partner or its directors, officers, agents or trustees, from having a material risk of being in any manner subjected to the provisions of the Investment Company Act or similar legislation in other jurisdictions;

•         an amendment that its general partner determines in its sole discretion to be necessary or appropriate for the creation, authorization or issuance of any class or series of partnership interests or options, rights, warrants or appreciation rights relating to partnership securities;

•         any amendment expressly permitted in the Amended and Restated Limited Partnership Agreement of BRELP to be made by its general partner acting alone;

•         any amendment that in the sole discretion of the BRELP GP LP is necessary or appropriate to reflect and account for the formation by BREP of, or its investment in, any person, as otherwise permitted by the Amended and Restated Limited Partnership Agreement of BRELP;

•         a change in its fiscal year and related changes;

•         any amendment concerning the computation or allocation of specific items of income, gain, expense or loss among the partners that, in the sole discretion of its general partner, is necessary or appropriate to (i) comply with the requirements of applicable law, (ii) reflect the partners’ interests in BRELP, or (iii) consistently reflect the distributions made by BRELP to the partners pursuant to the terms of the Amended and Restated Limited Partnership Agreement of BRELP;

•         any amendment that in the sole discretion of the BRELP GP LP is necessary or appropriate to address any statute, rule, regulation, notice, or announcement that affects or could affect the U.S. federal income tax treatment of any allocation or distribution related to any interest of the BRELP GP LP in the profits of BRELP; and

•         any other amendments substantially similar to any of the matters described directly above.

In addition, amendments to the Amended and Restated Limited Partnership Agreement of BRELP may be made by the BRELP GP LP without the approval of any limited partner if those amendments, in the discretion of the BRELP GP LP:

•         do not adversely affect BRELP’s limited partners considered as a whole (including any particular class of partnership interests as compared to other classes of partnership interests) in any material respect;

•         are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion or binding directive, order, ruling or regulation of any governmental agency or judicial authority;

•         are necessary or appropriate to comply with any rule, regulation, guideline or requirement of any securities exchange on which the limited partner interests are or will be listed for trading;

•         are necessary or appropriate for any action taken by its general partner relating to splits or combinations of units made in accordance with the provisions of the Amended and Restated Limited Partnership Agreement of BRELP; or

•         are required to effect the intent of the provisions of the Amended and Restated Limited Partnership Agreement of BRELP or are otherwise contemplated by the Amended and Restated Limited Partnership Agreement of BRELP.

Opinion of Counsel and Limited Partner Approval

The BRELP GP LP will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners if one of the amendments described above under “— No Limited Partner Approval” should occur. No other amendments to the Amended and Restated Limited Partnership Agreement of BRELP will become effective without the approval of holders of at least 90% of the voting power of BRELP’s units, unless it obtains an opinion of counsel to the effect that the amendment will not (i) cause BRELP to be treated as an association taxable as a corporation or otherwise taxable as an entity for tax purposes (provided that for U.S. tax purposes its general partner has not made the election described below under “— Election to be Treated as a Corporation”) or (ii) affect the limited liability under the Limited Partnership Act 1883 of any of BRELP’s limited partners.

In addition to the above restrictions, any amendment that would have a material adverse effect on the rights or preferences of any type or class of partnership interests in relation to other classes of partnership interests will also require the approval of the holders of at least a majority of the outstanding partnership interests of the class so affected.

In addition, any amendment that reduces the voting percentage required to take any action must be approved by the affirmative vote of limited partners whose aggregate outstanding voting units constitute not less than the voting requirement sought to be reduced.

Election to be Treated as a Corporation

If, in the determination of its general partner, it is no longer in BRELP’s best interests to continue as a partnership for U.S. federal income tax purposes, the BRELP GP LP may elect to treat BRELP as an association or as a publicly traded partnership taxable as a corporation for U.S. federal (and applicable state) income tax purposes.

Dissolution

BRELP shall dissolve and its affairs shall be wound up, upon the earlier of (i) the service of notice by its general partner, with the approval of a majority of the members of the independent directors of the Managing General Partner, that, in the opinion of the general partner, the coming into force of any law, regulation or binding authority renders illegal or impracticable the continuation of BRELP; (ii) the election of its general partner, with the approval of its independent directors, if BRELP, as determined by its general partner, based on an opinion of counsel, is required to register as an “investment company” under the Investment Company Act or similar legislation in other jurisdictions; (iii) the date that its general partner withdraws from the partnership (unless a successor entity becomes the general partner of BRELP as described below under “— Withdrawal of the General Partner”); (iv) the date on which any court of competent jurisdiction enters a decree of judicial dissolution of BRELP or an order to wind-up or liquidate its general partner without the appointment of a successor in compliance with the provisions of the Amended and Restated Limited Partnership Agreement of BRELP that are described below under “— Withdrawal of the General Partner”; and (v) the date on which its general partner decides to dispose of, or otherwise realize proceeds in respect of, all or substantially all of BRELP’s assets in a single transaction or series of transactions.

BRELP will be reconstituted and continue without dissolution if, within 30 days of the date of dissolution (and provided that a notice of dissolution with respect to BRELP has not been filed with the Bermuda Monetary Authority), a successor general partner executes a transfer deed pursuant to which the new general partner assumes the rights and undertakes the obligations of the original general partner, but only if BRELP receives an opinion of counsel that the admission of the new general partner will not result in the loss of limited liability of any limited partner of BRELP.

Withdrawal of the General Partner

The BRELP GP LP may withdraw as general partner without first obtaining approval of BRELP’s limited partners by giving 180 days advance notice, and that withdrawal will not constitute a violation of the Amended and Restated Limited Partnership Agreement of BRELP.

Upon the withdrawal of the BRELP GP LP, the holders of at least a majority of the voting power of the outstanding class of units that are not Redeemable/Exchangeable partnership units may elect a successor to the BRELP GP LP. If a successor is not selected, or is elected but an opinion of counsel regarding limited liability, tax matters and the Investment Company Act (and similar legislation in other jurisdictions) cannot be obtained, BRELP will be dissolved, wound up and liquidated. See “— Dissolution” above.

The BRELP GP LP may not be removed unless that removal is approved by the vote of the holders of at least 66 2/3 % of the outstanding class of units that are not Redeemable/Exchangeable partnership units and it receives a withdrawal opinion of counsel regarding limited liability, tax matters and the Investment Company Act (and similar legislation in other jurisdictions). Any removal of the BRELP GP LP is also subject to the approval of a successor general partner by the vote of the holders of a majority of the voting power of its outstanding units that are not Redeemable/Exchangeable partnership units.

In the event of the removal of the BRELP GP LP under circumstances where cause exists or withdrawal of the BRELP GP LP where that withdrawal violates the Amended and Restated Limited Partnership Agreement of BRELP, a successor general partner will have the option to purchase the general partnership interest of the BRELP GP LP for a cash payment equal to its fair market value. Under all other circumstances where the BRELP GP LP withdraws or is removed by the limited partners, BRELP GP LP will have the option to require the successor general partner to purchase the general partnership interest of BRELP GP LP for a cash payment equal to its fair market value. In each case, this fair market value will be determined by agreement between BRELP GP LP and the successor general partner. If no agreement is reached within 30 days of BRELP GP LP’s departure, an independent investment banking firm or other independent expert selected by BRELP GP LP and the successor general partner will determine the fair market value. If BRELP GP LP and the successor general partner cannot agree upon an expert within 45 days of BRELP GP LP’s departure, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.

If the option described above is not exercised by either the departing general partner or the successor general partner, the departing general partner’s general partnership interests will automatically convert into units pursuant to a valuation of those interests as determined by an investment banking firm or other independent expert selected in the manner described in the preceding paragraph.

Transfer of the General Partnership Interest

BRELP GP LP may transfer all or any part of its general partnership interest without first obtaining approval of any holders of BRELP limited partnership units. As a condition of this transfer, the transferee must (i) be an affiliate of the general partner of BREP (or the transfer must be made concurrently with a transfer of the general partnership units of BREP to an affiliate of the transferee), (ii) agree to assume the rights and duties of the general partner to whose interest that transferee has succeeded, (iii) agree to be bound by the provisions of the Amended and Restated Limited Partnership Agreement of BRELP and (iv) furnish an opinion of counsel regarding limited liability and tax matters. Any transfer of the general partnership interest is subject to prior notice to and approval of the relevant Bermuda regulatory authority. At any time, the members of the BRELP GP LP may sell or transfer all or part of their units in the BRELP GP LP without the approval of the holders of BRELP limited partnership units.

Transactions with Interested Parties

The general partner of BRELP, its affiliates and its respective partners, members, shareholders, directors, officers, employees and shareholders, which we refer to as “interested parties”, may become limited partners or beneficially interested in limited partners and may hold, dispose of or otherwise deal with units of BRELP with the same rights they would have if the general partner of BRELP were not a party to the Amended and Restated Limited Partnership Agreement of BRELP. An interested party will not be liable to account either to other interested parties or to BRELP, its partners or any other persons for any profits or benefits made or derived by or in connection with any such transaction.

The Amended and Restated Limited Partnership Agreement of BRELP permits an interested party to sell investments to, purchase assets from, invest assets in and enter into any contract, arrangement or transaction with BRELP, any of the Holding Entities, any operating entity or any other holding vehicle established by BRELP and may be interested in any such contract, transaction or arrangement and shall not be liable to account either to BRELP, any of the Holding Entities, any operating entity or any other holding vehicle established by BRELP or any other person in respect of any such contract, transaction or arrangement, or any benefits or profits made or derived therefrom, by virtue only of the relationship between the parties concerned, subject to the Conflicts Policy.

Outside Activities of the General Partner

Under the Amended and Restated Limited Partnership Agreement of BRELP, the general partner will be required to maintain as its sole activity the role of the general partner of BRELP. The general partner will not be permitted to engage in any activity or incur or guarantee any debts or liabilities except in connection with or incidental to its performance as general partner or incurring, guaranteeing, acquiring, owning or disposing of debt or equity securities of a subsidiary of an Holding Entity or any other holding vehicle established by BRELP.

The Amended and Restated Limited Partnership Agreement of BRELP provides that each person who is entitled to be indemnified by BRELP, as described below under “— Indemnification; Limitations on Liability” (other than the general partner) will have the right to engage in businesses of every type and description and other activities for profit, and to engage in and possess interests in business ventures of any and every type or description, irrespective of whether (i) such businesses and activities are similar to our activities, or (ii) such businesses and activities directly compete with, or disfavor or exclude, BRELP, its general partner, any Holding Entity, operating entity, or any other holding vehicle established by BRELP. Such business interests, activities and engagements will be deemed not to constitute a breach of the Amended and Restated Limited Partnership Agreement of BRELP or any duties stated or implied by law or equity, including fiduciary duties, owed to any of BRELP, its general partner, any Holding Entity, operating entity, and any other holding vehicle established by BRELP (or any of their respective investors), and shall be deemed not to be a breach of its general partner’s fiduciary duties or any other obligation of any type whatsoever of the general partner. None of BRELP, its general partner, any Holding Entity, operating entity, any other holding vehicle established by BRELP or any other person shall have any rights by virtue of the Amended and Restated Limited Partnership Agreement of BRELP or the partnership relationship established thereby or otherwise in any business ventures of any person who is entitled to be indemnified by BRELP as described below under “— Indemnification; Limitations on Liability”.

The BRELP GP LP and the other indemnified persons described in the preceding paragraph will not have any obligation under the Amended and Restated Limited Partnership Agreement of BRELP to present business or investment opportunities to BRELP, any Holding Entity, operating entity, or any other holding vehicle established by BRELP. These provisions will not affect any obligation of such indemnified person to present business or investment opportunities to BRELP, any Holding Entity, operating entity or any other holding vehicle established by BRELP pursuant to the Relationship Agreement or any other separate written agreement between such persons.

Indemnification; Limitations on Liability

Under the Amended and Restated Limited Partnership Agreement of BRELP, BRELP is required to indemnify on an after-tax basis out of the assets and to the fullest extent permitted by law its general partner, the Service Provider and any of their respective affiliates (and their respective officers, directors, agents, shareholders, partners, members and employees), any person who serves on a Governing Body of BRELP, a Holding Entity, operating entity or any other holding vehicle established by BREP and any other person designated by its general partner as an indemnified person, in each case, against all losses, claims, damages, liabilities, costs or expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, incurred by an indemnified person in connection with its business, investments and activities or by reason of their holding such positions, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person’s gross negligence, bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under the Amended and Restated Limited Partnership Agreement of BRELP, (i) the liability of such persons has been limited to the fullest extent permitted by law, except to the extent that their conduct involves gross negligence, bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful and (ii) subject to applicable law, any matter that is approved by the independent directors will not constitute a breach of any duties stated or implied by law or equity, including fiduciary duties. The Amended and Restated Limited Partnership Agreement of BRELP requires it to advance funds to pay the expenses of an indemnified person in connection with a matter in which indemnification may be sought until it is determined that the indemnified person is not entitled to indemnification. In addition, under the Amended and Restated Limited Partnership Agreement of BRELP, the general partner of BRELP, on behalf of Brookfield, is required under certain circumstances to indemnify BRELP and BREP for U.S. federal income taxes imposed under Sections 897, 1445, or 1461 of the U.S. Internal Revenue Code of 1986, as amended, on BRELP or BREP as a result of the exercise of the redemption right or the exchange right by Brookfield or BREP, as the case may be, pursuant to the Amended and Restated Limited Partnership Agreement of BRELP.

Governing Law

The Amended and Restated Limited Partnership Agreement of BRELP is governed by and will be construed in accordance with the laws of Bermuda.

BRP Equity

BRP Equity is an indirect wholly-owned subsidiary of BREP incorporated under the CBCA on February 10, 2010. Other than a receivable from an indirect wholly-owned subsidiary of BREP, BRP Equity has no significant assets or liabilities, no subsidiaries and no ongoing business operations of its own. BRP Equity’s Series 1 Shares and Series 2 Shares are guaranteed by BREP and the other Guarantors under the Preference Share Guarantees described under “— Preference Share Guarantees”.

Pursuant to BRP Equity’s articles of incorporation, BRP Equity is authorized to issue an unlimited number of common shares (the “Common Shares”), an unlimited number of Class A Preference Shares (the “Class A Preference Shares”), issuable in series (which includes the Series 1 Shares, Series 2 Shares, Series 3 Shares, Series 4 Shares, Series 5 Shares and Series 6 Shares), and an unlimited number of Class B preference shares (the “Class B Preference Shares”), issuable in series. As of the date of this Form 20-F, one Common Share held indirectly by BREP was issued and outstanding, and 10 million Series 1 Shares, 10 million Series 3 Shares, 7 million Series 5 Shares and 7 million Series 6 Shares were issued and trading on the TSX. No series of Class B Preference Shares have been created to date. The following is a summary of rights, privileges, restrictions and conditions attached to the Common Shares, Class A Preference Shares, Series 1 Shares, Series 2 Shares, Series 3 Shares, Series 4 Shares, Series 5 Shares, Series 6 Shares, and the Class B Preference Shares.

Common Shares

Holders of Common Shares are entitled to one vote for each such share held on all votes taken at meetings of the shareholders of BRP Equity, except meetings at which only the holders of a specified class or series of shares of BRP Equity are entitled to vote. Subject to the rights of holders of Class A Preference Shares or any series thereof, Class B Preference Shares or any series thereof, and other shares of BRP Equity ranking prior to the Common Shares, the holders of Common Shares are entitled to dividends as may be declared from time to time by the board of directors of BRP Equity. Holders of Common Shares may make use of various shareholder remedies available pursuant to the CBCA.

Class A Preference Shares

Issuance in Series

The board of directors of BRP Equity may from time to time issue Class A Preference Shares in one or more series, each series to consist of such number of shares as will before issuance thereof be fixed by the directors who will at the same time determine the designation, rights, privileges, restrictions and conditions attaching to that series of Class A Preference Shares.

Priority

The Class A Preference Shares rank senior to the Class B Preference Shares, the Common Shares and all other shares ranking junior to the Class A Preference Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of BRP Equity. Pursuant to the CBCA, each series of Class A Preference Shares participates rateably with every other series of Class A Preference Shares in respect of accumulated dividends and return of capital.

Voting

Subject to applicable corporate law or unless provision is made in the articles relating to any series of Class A Preference Shares, the holders of the Class A Preference Shares or of a series thereof are not entitled as holders of that class or series to receive notice of, to attend or to vote at any meeting of the shareholders of BRP Equity.

Approval

The approval of the holders of the Class A Preference Shares of any matters to be approved by a separate vote of the holders of the Class A Preference Shares may be given by special resolution in accordance with the share conditions for the Class A Preference Shares. Each holder of Class A Preference Shares entitled to vote at a class meeting of holders of Class A Preference Shares, or at a joint meeting of the holders of two or more series of Class A Preference Shares, has one vote in respect of each C$25.00 of the issue price of each Class A Preference Share held by such holder.

Specific Provisions of the Class A Preference Shares, Series 1

Dividends

The holders of Series 1 Shares are entitled to receive fixed cumulative preferential cash dividends, as and when declared by the board of directors of BRP Equity, payable quarterly on the last day of January, April, July and October in each year, at an annual rate equal to C$1.3125 per share until April 30, 2015. The annual fixed dividend rate (the “Annual Fixed Dividend Rate”) for each subsequent 5-year fixed rate period will be payable quarterly on the last day of January, April, July and October in an amount equal to the sum of the Government of Canada Yield on the 30th day prior to the first day of such subsequent fixed rate period plus 2.62%. The annual fixed dividend for each such period will be equal to the applicable Annual Fixed Dividend Rate multiplied by C$25.00.

Series 1 Guarantee

The Series 1 Shares are fully and unconditionally guaranteed by the Guarantors pursuant to guarantee indentures among each of the Guarantors, BRP Equity and Computershare Trust Company of Canada (the “Series 1 Guarantee”). See the description of the Preference Share Guarantees under “— Preference Share Guarantees”.

Redemption

The Series 1 Shares will not be redeemable by BRP Equity prior to April 30, 2015. On April 30, 2015 and on April 30 every five years thereafter, and subject to certain other restrictions set out under “— Restrictions on Dividends and Retirement and Issue of Shares”, BRP Equity may, at its option, redeem all or from time to time any part of the outstanding Series 1 Shares by payment in cash of a per share sum equal to C$25.00, in each case together with all accrued and unpaid dividends up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by BRP Equity).

For so long as the Series 1 Guarantee remains in full force and effect, if, in contravention of the Series 1 Guarantee, there is a liquidation, dissolution or winding-up of BREP (whether voluntary or involuntary) or any other distribution of assets of BREP to our securityholders for the purpose of winding-up BREP’s affairs, the Series 1 Shares shall be redeemed by BRP Equity by payment in cash of a per share sum equal to C$25.00, together with all accrued and unpaid dividends up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by BRP Equity).

Conversion of Series 1 Shares into Series 2 Shares

Subject to applicable law and the provisions of the Series 1 Shares, holders of the Series 1 Shares will have the right, at their option, on April 30, 2015 and on April 30 every five years thereafter, to convert all or any of their Series 1 Shares into Series 2 Shares on the basis of one Series 2 Share for each Series 1 Share. Under certain circumstances, the Series 1 Shares automatically convert into Series 2 Shares on the basis of one Series 2 Share for each Series 1 Share.

Purchase for Cancellation

Subject to applicable law and to the provisions described under “— Restrictions on Dividends and Retirement and Issue of Shares”, BRP Equity may at any time purchase for cancellation the whole or any part of the Series 1 Shares at the lowest price or prices at which in the opinion of the board of directors of BRP Equity such shares are obtainable.

Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of BRP Equity or any other distribution of assets of BRP Equity among its shareholders for the purpose of winding-up its affairs, the holders of the Series 1 Shares will be entitled to receive C$25.00 per share, together with all accrued and unpaid dividends up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by BRP Equity), before any amount is paid or any assets of BRP Equity are distributed to the holders of any shares ranking junior as to capital to the Series 1 Shares. The holders of the Series 1 Shares will not be entitled to share in any further distribution of the assets of BRP Equity. The payment of the amount to be paid to the holders of the Series 1 Shares upon liquidation, dissolution and winding-up of BRP Equity is fully and unconditionally guaranteed by the Guarantors.

Priority

The Series 1 Shares rank senior to the Class B Preference Shares and the Common Shares of BRP Equity with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of BRP Equity or in the event of any other distribution of assets of BRP Equity among its shareholders for the purpose of winding-up its affairs. The Series 1 Shares rank on a parity with every other series of Class A Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of BRP Equity or in the event of any other distribution of assets of BRP Equity among its shareholders for the purpose of winding-up its affairs.

Restrictions on Dividends and Retirement and Issue of Shares

So long as any of the Series 1 Shares are outstanding, BRP Equity will not, without the approval of the holders of the Series 1 Shares:

a.     declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of BRP Equity ranking as to capital and dividends junior to the Series 1 Shares) on shares of BRP Equity ranking as to dividends junior to the Series 1 Shares;

b.     except out of the net cash proceeds of a substantially concurrent issue of shares of BRP Equity ranking as to return of capital and dividends junior to the Series 1 Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of BRP Equity ranking as to capital junior to the Series 1 Shares;

c.     redeem or call for redemption, purchase or otherwise pay off or retire for value or make any return of capital in respect of less than all of the Series 1 Shares then outstanding; or

d.     except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class A Preference Shares, ranking as to the payment of dividends or return of capital on a parity with the Series 1 Shares;

unless, in each case under a. to d. above, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Series 1 Shares and on all other shares of BRP Equity ranking prior to or on a parity with the Series 1 Shares with respect to the payment of dividends have been declared and paid or set apart for payment.

            Shareholder Approvals

In addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Series 1 Shares as a series and any other approval to be given by the holders of the Series 1 Shares may be given by a resolution carried by an affirmative vote of at least 66 2/3 % of the votes cast at a meeting at which the holders of a majority of the outstanding Series 1 Shares are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Series 1 Shares then present would form the necessary quorum. At any meeting of holders of Series 1 Shares as a series, each such holder shall be entitled to one vote in respect of each C$25.00 of issue price of the Series 1 Shares held by such holder.

Voting Rights

The holders of the Series 1 Shares will not (except as otherwise provided by law and except for meetings of the holders of Class A Preference Shares as a class and meetings of all holders of Series 1 Shares as a series) be entitled to receive notice of, attend, or vote at, any meeting of shareholders of BRP Equity unless and until BRP Equity shall have failed to pay eight quarterly dividends on the Series 1 Shares, whether or not consecutive. In the event of such non-payment, and for only so long as any such dividends remain in arrears, the holders of the Series 1 Shares will be entitled to receive notice of and to attend each meeting of BRP Equity’s shareholders, other than meetings at which only holders of another specified class or series are entitled to vote, and to one vote in respect of each C$25.00 of issue price of the Series 1 Shares held by such holder.

Specific Provisions of the Class A Preference Shares, Series 2

Dividends

The holders of Series 2 Shares will be entitled to receive floating rate cumulative preferential cash dividends, as and when declared by the board of directors of BRP Equity, payable quarterly on the last day of January, April, July and October, in the amount per share determined by multiplying the applicable floating quarterly dividend rate by C$25.00. The floating quarterly dividend rate for each applicable quarterly period will be calculated on the 30th day prior to the first day of the period and will be equal to the sum of the average yield expressed as a percentage per year on three-month Government of Canada Treasury Bills, as reported by the Bank of Canada, for the most recent treasury bills auction preceding the applicable calculation date, plus 2.62% calculated on the basis of the actual number of days elapsed in the period divided by 365.

Series 2 Guarantee

The Series 2 Shares are fully and unconditionally guaranteed by the Guarantors pursuant to guarantee indentures among each of the Guarantors, BRP Equity and Computershare Trust Company of Canada (the “Series 2 Guarantee”). See the description of the Preference Share Guarantees under “— Preference Share Guarantees”.

Redemption

The Series 2 Shares will not be redeemable by BRP Equity prior to April 30, 2015. Subject to certain other restrictions set out under “— Restrictions on Dividends and Retirement and Issue of Shares”, BRP Equity may, at its option, redeem all or from time to time any part of the outstanding Series 2 Shares by payment in cash of a per share sum equal to (i) C$25.00 in the case of redemptions on April 30, 2020 and on April 30 every five years thereafter (each, a “Series 2 Shares Conversion Date”), or (ii) C$25.50 in the case of redemptions on any date which is not a Series 2 Shares Conversion Date on or after April 30, 2015, in each case together with all accrued and unpaid dividends up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by BRP Equity).

For so long as the Series 2 Guarantee remains in full force and effect, if, in contravention of the Series 2 Guarantee, there is a liquidation, dissolution or winding-up of BREP (whether voluntary or involuntary) or any other distribution of assets of BREP to our securityholders for the purpose of winding-up BREP’s affairs, the Series 2 Shares shall be redeemed by BRP Equity by payment in cash of a per share sum equal to C$25.00, together with all accrued and unpaid dividends up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by BRP Equity).

Conversion of Series 2 Shares into Series 1 Shares

Subject to applicable law and the provisions of the Series 2 Shares, holders of the Series 2 Shares will have the right, at their option, on each Series 2 Shares Conversion Date, to convert all or any of their Series 2 Shares into Series 1 Shares on the basis of one Series 1 Share for each Series 2 Share. Under certain circumstances, the Series 2 Shares automatically convert into Series 1 Shares on the basis of one Series 1 Share for each Series 2 Share.

            Purchase for Cancellation

Subject to applicable law and to the provisions described under “— Restrictions on Dividends and Retirement and Issue of Shares”, BRP Equity may at any time purchase for cancellation the whole or any part of the Series 2 Shares at the lowest price or prices at which in the opinion of the board of directors of BRP Equity such shares are obtainable.

Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of BRP Equity or any other distribution of assets of BRP Equity among its shareholders for the purpose of winding-up its affairs, the holders of the Series 2 Shares will be entitled to receive C$25.00 per share, together with all accrued and unpaid dividends up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by BRP Equity), before any amount is paid or any assets of BRP Equity are distributed to the holders of any shares ranking junior as to capital to the Series 2 Shares. The holders of the Series 2 Shares will not be entitled to share in any further distribution of the assets of BRP Equity. The payment of the amount to be paid to the holders of the Series 2 Shares upon liquidation, dissolution and winding-up of BRP Equity is fully and unconditionally guaranteed by the Guarantors.

Priority

The Series 2 Shares rank senior to the Class B Preference Shares and the Common Shares of BRP Equity with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of BRP Equity or in the event of any other distribution of assets of BRP Equity among its shareholders for the purpose of winding-up its affairs. The Series 2 Shares rank on a parity with every other series of Class A Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of BRP Equity or in the event of any other distribution of assets of BRP Equity among its shareholders for the purpose of winding-up its affairs.

Restrictions on Dividends and Retirement and Issue of Shares

So long as any of the Series 2 Shares are outstanding, BRP Equity will not, without the approval of the holders of the Series 2 Shares:

a.     declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of BRP Equity ranking as to capital and dividends junior to the Series 2 Shares) on shares of BRP Equity ranking as to dividends junior to the Series 2 Shares;

b.     except out of the net cash proceeds of a substantially concurrent issue of shares of BRP Equity ranking as to return of capital and dividends junior to the Series 2 Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of BRP Equity ranking as to capital junior to the Series 2 Shares;

c.     redeem or call for redemption, purchase or otherwise pay off or retire for value or make any return of capital in respect of less than all of the Series 2 Shares then outstanding; or

d.     except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class A Preference Shares, ranking as to the payment of dividends or return of capital on a parity with the Series 2 Shares;

unless, in each case under a. to d. above, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Series 2 Shares and on all other shares of BRP Equity ranking prior to or on a parity with the Series 2 Shares with respect to the payment of dividends have been declared and paid or set apart for payment.

Shareholder Approvals

In addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Series 2 Shares as a series and any other approval to be given by the holders of the Series 2 Shares may be given by a resolution carried by an affirmative vote of at least 66 2/3 % of the votes cast at a meeting at which the holders of a majority of the outstanding Series 2 Shares are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Series 2 Shares then present would form the necessary quorum. At any meeting of holders of Series 2 Shares as a series, each such holder shall be entitled to one vote in respect of each C$25.00 of issue price of the Series 2 Shares held by such holder.

            Voting Rights

The holders of the Series 2 Shares will not (except as otherwise provided by law and except for meetings of the holders of Class A Preference Shares as a class and meetings of all holders of Series 2 Shares as a series) be entitled to receive notice of, attend, or vote at, any meeting of shareholders of BRP Equity unless and until BRP Equity shall have failed to pay eight quarterly dividends on the Series 2 Shares, whether or not consecutive. In the event of such non-payment, and for only so long as any such dividends remain in arrears, the holders of the Series 2 Shares will be entitled to receive notice of and to attend each meeting of BRP Equity’s shareholders, other than meetings at which only holders of another specified class or series are entitled to vote, and to one vote in respect of each C$25.00 of issue price of the Series 2 Shares held by such holder.

Specific Provisions of the Class A Preference Shares, Series 3

Dividends

The holders of Series 3 Shares are entitled to receive fixed cumulative preferential cash dividends, as and when declared by the board of directors of BRP Equity, payable quarterly on the last day of January, April, July and October in each year, at an annual rate equal to C$1.10 per share until July 31, 2019. The annual fixed dividend rate (the “Series 3 Shares Annual Fixed Dividend Rate”) for each subsequent 5-year fixed rate period will be payable quarterly on the last day of January, April, July and October in an amount equal to the sum of the Government of Canada Yield on the 30th day prior to the first day of such subsequent fixed rate period plus 2.94%. The annual fixed dividend for each such period will be equal to the applicable Series 3 Shares Annual Fixed Dividend Rate multiplied by C$25.00.

Series 3 Guarantee

The Series 3 Shares are fully and unconditionally guaranteed by the Guarantors pursuant to guarantee indentures among each of the Guarantors, BRP Equity and Computershare Trust Company of Canada (the “Series 3 Guarantee”). See the description of the Preference Share Guarantees under “— Preference Share Guarantees”.

Redemption

The Series 3 Shares will not be redeemable by BRP Equity prior to July 31, 2019. On July 31, 2019 and on July 31 every five years thereafter, and subject to certain other restrictions set out under “— Restrictions on Dividends and Retirement and Issue of Shares”), BRP Equity may, at its option, redeem all or from time to time any part of the outstanding Series 3 Shares by payment in cash of a per share sum equal to C$25.00, in each case together with all accrued and unpaid dividends up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by BRP Equity).

For so long as the Series 3 Guarantee remains in full force and effect, if, in contravention of the Series 3 Guarantee, there is a liquidation, dissolution or winding-up of BREP (whether voluntary or involuntary) or any other distribution of assets of BREP to our securityholders for the purpose of winding-up BREP’s affairs, the Series 3 Shares shall be redeemed by BRP Equity by payment in cash of a per share sum equal to C$25.00, together with all accrued and unpaid dividends up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by BRP Equity).

Conversion of Series 3 Shares into Series 4 Shares

Subject to applicable law and the provisions of the Series 3 Shares, holders of the Series 3 Shares will have the right, at their option, on July 31, 2019 and on July 31 every five years thereafter, to convert all or any of their Series 3 Shares into Series 4 Shares on the basis of one Series 4 Share for each Series 3 Share. Under certain circumstances, the Series 3 Shares automatically convert into Series 4 Shares on the basis of one Series 4 Share for each Series 3 Share.

Purchase for Cancellation

Subject to applicable law and to the provisions described under “— Restrictions on Dividends and Retirement and Issue of Shares”), BRP Equity may at any time purchase for cancellation the whole or any part of the Series 3 Shares at the lowest price or prices at which in the opinion of the board of directors of BRP Equity such shares are obtainable.

Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of BRP Equity or any other distribution of assets of BRP Equity among its shareholders for the purpose of winding-up its affairs, the holders of the Series 3 Shares will be entitled to receive C$25.00 per share, together with all accrued and unpaid dividends up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by BRP Equity), before any amount is paid or any assets of BRP Equity are distributed to the holders of any shares ranking junior as to capital to the Series 3 Shares. The holders of the Series 3 Shares will not be entitled to share in any further distribution of the assets of BRP Equity. The payment of the amount to be paid to the holders of the Series 3 Shares upon liquidation, dissolution and winding-up of BRP Equity is fully and unconditionally guaranteed by the Guarantors.

Priority

The Series 3 Shares rank senior to the Class B Preference Shares and the Common Shares of BRP Equity with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of BRP Equity or in the event of any other distribution of assets of BRP Equity among its shareholders for the purpose of winding-up its affairs. The Series 3 Shares rank on a parity with every other series of Class A Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of BRP Equity or in the event of any other distribution of assets of BRP Equity among its shareholders for the purpose of winding-up its affairs.

Restrictions on Dividends and Retirement and Issue of Shares

So long as any of the Series 3 Shares are outstanding, BRP Equity will not, without the approval of the holders of the Series 3 Shares:

•         declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of BRP Equity ranking as to capital and dividends junior to the Series 3 Shares) on shares of BRP Equity ranking as to dividends junior to the Series 3 Shares;

•         except out of the net cash proceeds of a substantially concurrent issue of shares of BRP Equity ranking as to return of capital and dividends junior to the Series 3 Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of BRP Equity ranking as to capital junior to the Series 3 Shares;

•         redeem or call for redemption, purchase or otherwise pay off or retire for value or make any return of capital in respect of less than all of the Series 3 Shares then outstanding; or

•         except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class A Preference Shares, ranking as to the payment of dividends or return of capital on a parity with the Series 3 Shares;

unless, in each case under a. to d. above, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Series 3 Shares and on all other shares of BRP Equity ranking prior to or on a parity with the Series 3 Shares with respect to the payment of dividends have been declared and paid or set apart for payment.

Shareholder Approvals

In addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Series 3 Shares as a series and any other approval to be given by the holders of the Series 3 Shares may be given by a resolution carried by an affirmative vote of at least 66 2/3 % of the votes cast at a meeting at which the holders of a majority of the outstanding Series 3 Shares are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Series 3 Shares then present would form the necessary quorum. At any meeting of holders of Series 3 Shares as a series, each such holder shall be entitled to one vote in respect of each C$25.00 of issue price of the Series 3 Shares held by such holder.

Voting Rights

The holders of the Series 3 Shares will not (except as otherwise provided by law and except for meetings of the holders of Class A Preference Shares as a class and meetings of all holders of Series 3 Shares as a series) be entitled to receive notice of, attend, or vote at, any meeting of shareholders of BRP Equity unless and until BRP Equity shall have failed to pay eight quarterly dividends on the Series 3 Shares, whether or not consecutive. In the event of such non-payment, and for only so long as any such dividends remain in arrears, the holders of the Series 3 Shares will be entitled to receive notice of and to attend each meeting of BRP Equity’s shareholders, other than meetings at which only holders of another specified class or series are entitled to vote, and to one vote in respect of each C$25.00 of issue price of the Series 3 Shares held by such holder.

Specific Provisions of the Class A Preference Shares, Series 4

Dividends

The holders of Series 4 Shares will be entitled to receive floating rate cumulative preferential cash dividends, as and when declared by the board of directors of BRP Equity, payable quarterly on the last day of January, April, July and October, in the amount per share determined by multiplying the applicable floating quarterly dividend rate by C$25.00. The floating quarterly dividend rate for each applicable quarterly period will be calculated on the 30th day prior to the first day of the period and will be equal to the sum of the average yield expressed as a percentage per year on three-month Government of Canada Treasury Bills, as reported by the Bank of Canada, for the most recent treasury bills auction preceding the applicable calculation date, plus 2.94% calculated on the basis of the actual number of days elapsed in the period divided by 365.

Series 4 Guarantee

The Series 4 Shares are fully and unconditionally guaranteed by the Guarantors pursuant to guarantee indentures among each of the Guarantors, BRP Equity and Computershare Trust Company of Canada (the “Series 4 Guarantee”). See the description of the Preference Share Guarantees under “— Preference Share Guarantees”.

Redemption

The Series 4 Shares will not be redeemable by BRP Equity prior to July 31, 2019. Subject to certain other restrictions set out under “— Restrictions on Dividends and Retirement and Issue of Shares”, BRP Equity may, at its option, redeem all or from time to time any part of the outstanding Series 4 Shares by payment in cash of a per share sum equal to (i) C$25.00 in the case of redemptions on July 31, 2024 and on July 31 every five years thereafter (each, a “Series 4 Shares Conversion Date”), or (ii) C$25.50 in the case of redemptions on any date which is not a Series 4 Shares Conversion Date on or after July 31, 2019, in each case together with all accrued and unpaid dividends up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by BRP Equity).

For so long as the Series 4 Guarantee remains in full force and effect, if, in contravention of the Series 4 Guarantee, there is a liquidation, dissolution or winding-up of BREP (whether voluntary or involuntary) or any other distribution of assets of BREP to our securityholders for the purpose of winding-up BREP’s affairs, the Series 4 Shares shall be redeemed by BRP Equity by payment in cash of a per share sum equal to C$25.00, together with all accrued and unpaid dividends up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by BRP Equity).

Conversion of Series 4 Shares into Series 3 Shares

Subject to applicable law and the provisions of the Series 4 Shares, holders of the Series 4 Shares will have the right, at their option, on each Series 4 Shares Conversion Date, to convert all or any of their Series 4 Shares into Series 3 Shares on the basis of one Series 3 Share for each Series 4 Share. Under certain circumstances, the Series 4 Shares automatically convert into Series 3 Shares on the basis of one Series 3 Share for each Series 4 Share.

Purchase for Cancellation

Subject to applicable law and to the provisions described under “— Restrictions on Dividends and Retirement and Issue of Shares”, BRP Equity may at any time purchase for cancellation the whole or any part of the Series 4 Shares at the lowest price or prices at which in the opinion of the board of directors of BRP Equity such shares are obtainable.

Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of BRP Equity or any other distribution of assets of BRP Equity among its shareholders for the purpose of winding-up its affairs, the holders of the Series 4 Shares will be entitled to receive C$25.00 per share, together with all accrued and unpaid dividends up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by BRP Equity), before any amount is paid or any assets of BRP Equity are distributed to the holders of any shares ranking junior as to capital to the Series 4 Shares. The holders of the Series 4 Shares will not be entitled to share in any further distribution of the assets of BRP Equity. The payment of the amount to be paid to the holders of the Series 4 Shares upon liquidation, dissolution and winding-up of BRP Equity is fully and unconditionally guaranteed by the Guarantors.

Priority

The Series 4 Shares rank senior to the Class B Preference Shares and the Common Shares of BRP Equity with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of BRP Equity or in the event of any other distribution of assets of BRP Equity among its shareholders for the purpose of winding-up its affairs. The Series 4 Shares rank on a parity with every other series of Class A Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of BRP Equity or in the event of any other distribution of assets of BRP Equity among its shareholders for the purpose of winding-up its affairs.

Restrictions on Dividends and Retirement and Issue of Shares

So long as any of the Series 4 Shares are outstanding, BRP Equity will not, without the approval of the holders of the Series 4 Shares:

a.     declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of BRP Equity ranking as to capital and dividends junior to the Series 4 Shares) on shares of BRP Equity ranking as to dividends junior to the Series 4 Shares;

b.     except out of the net cash proceeds of a substantially concurrent issue of shares of BRP Equity ranking as to return of capital and dividends junior to the Series 4 Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of BRP Equity ranking as to capital junior to the Series 4 Shares;

c.     redeem or call for redemption, purchase or otherwise pay off or retire for value or make any return of capital in respect of less than all of the Series 4 Shares then outstanding; or

d.     except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class A Preference Shares, ranking as to the payment of dividends or return of capital on a parity with the Series 4 Shares;

unless, in each case under a. to d. above, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Series 4 Shares and on all other shares of BRP Equity ranking prior to or on a parity with the Series 4 Shares with respect to the payment of dividends have been declared and paid or set apart for payment.

Shareholder Approvals

In addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Series 4 Shares as a series and any other approval to be given by the holders of the Series 4 Shares may be given by a resolution carried by an affirmative vote of at least 66 2/3 % of the votes cast at a meeting at which the holders of a majority of the outstanding Series 4 Shares are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Series 4 Shares then present would form the necessary quorum. At any meeting of holders of Series 4 Shares as a series, each such holder shall be entitled to one vote in respect of each C$25.00 of issue price of the Series 4 Shares held by such holder.

Voting Rights

The holders of the Series 4 Shares will not (except as otherwise provided by law and except for meetings of the holders of Class A Preference Shares as a class and meetings of all holders of Series 4 Shares as a series) be entitled to receive notice of, attend, or vote at, any meeting of shareholders of BRP Equity unless and until BRP Equity shall have failed to pay eight quarterly dividends on the Series 4 Shares, whether or not consecutive. In the event of such non-payment, and for only so long as any such dividends remain in arrears, the holders of the Series 4 Shares will be entitled to receive notice of and to attend each meeting of BRP Equity’s shareholders, other than meetings at which only holders of another specified class or series are entitled to vote, and to one vote in respect of each C$25.00 of issue price of the Series 4 Shares held by such holder.

Specific Provisions of the Class A Preference Shares, Series 5

Dividends

The holders of Series 5 Shares are entitled to receive fixed cumulative preferential cash dividends, as and when declared by the board of directors of BRP Equity, payable quarterly on the last day of January, April, July and October in each year, at an annual rate equal to C$1.25 per share.

Series 5 Guarantee

The Series 5 Shares are fully and unconditionally guaranteed by the Guarantors pursuant to a guarantee indenture among each of the Guarantors, BRP Equity and Computershare Trust Company of Canada (the “Series 5 Guarantee”). See the description of the Preference Share Guarantees under “— Preference Share Guarantees”.

Redemption

The Series 5 Shares will not be redeemable by BRP Equity prior to April 30, 2018. On and after April 30, 2018, BRP Equity may, at its option upon not less than 30 days and not more than 60 days prior notice, redeem for cash the Series 5 Shares, in whole at any time or in part from time to time, at C$26.00 per share if redeemed before April 30, 2019, C$25.75 per share if redeemed on or after April 30, 2019 but before April 30, 2020, C$25.50 per share if redeemed on or after April 30, 2020 but before April 30, 2021, C$25.25 per share if redeemed on or after April 30, 2021 but before April 30, 2022, and C$25.00 per share if redeemed on or after April 30, 2022, in each case together with all accrued and unpaid dividends up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by BRP Equity).

For so long as the Series 5 Guarantee remains in full force and effect, if, in contravention of the Series 5 Guarantee, there is a liquidation, dissolution or winding-up of BREP (whether voluntary or involuntary) or any other distribution of assets of BREP to our securityholders for the purpose of winding-up BREP’s affairs, the Series 5 Shares shall be redeemed by BRP Equity by payment in cash of a per share sum equal to C$25.00, together with all accrued and unpaid dividends up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by BRP Equity).

Purchase for Cancellation

Subject to applicable law and to the provisions described under “— Restrictions on Dividends and Retirement and Issue of Shares”, BRP Equity may at any time purchase for cancellation the whole or any part of the Series 5 Shares at the lowest price or prices at which in the opinion of the board of directors of BRP Equity such shares are obtainable.

Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of BRP Equity or any other distribution of assets of BRP Equity among its shareholders for the purpose of winding-up its affairs, the holders of the Series 5 Shares will be entitled to receive C$25.00 per share, together with all accrued and unpaid dividends up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by BRP Equity), before any amount is paid or any assets of BRP Equity are distributed to the holders of any shares ranking junior as to capital to the Series 5 Shares. Upon payment of such amounts, the holders of the Series 5 Shares will not be entitled to share in any further distribution of the assets of BRP Equity.

Priority

The Series 5 Shares rank senior to the Class B Preference Shares, the Common Shares and all other shares of BRP Equity ranking junior to the Class A Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of BRP Equity, whether voluntary or involuntary or in the event of any other distribution of assets of BRP Equity among its shareholders for the purpose of winding-up its affairs. The Series 5 Shares rank on a parity with every other series of Class A Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of BRP Equity, whether voluntarily or involuntarily, or in the event of any other distribution of assets of BRP Equity among its shareholders for the purpose of winding-up its affairs.

Restrictions on Dividends and Retirement and Issue of Shares

So long as any of the Series 5 Shares are outstanding, BRP Equity will not, without the approval of the holders of the Series 5 Shares:

a.     declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of BRP Equity ranking as to capital and dividends junior to the Series 5 Shares) on shares of BRP Equity ranking as to dividends junior to the Series 5 Shares;

b.     except out of the net cash proceeds of a substantially concurrent issue of shares of BRP Equity ranking as to return of capital and dividends junior to the Series 5 Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of BRP Equity ranking as to capital junior to the Series 5 Shares;

c.     redeem or call for redemption, purchase or otherwise pay off or retire for value or make any return of capital in respect of less than all of the Series 5 Shares then outstanding; or

d.     except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class A Preference Shares, ranking as to the payment of dividends or return of capital on a parity with the Series 5 Shares;

unless, in each case under a. to d. above, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Series 5 Shares and on all other shares of BRP Equity ranking prior to or on a parity with the Series 5 Shares with respect to the payment of dividends have been declared and paid or set apart for payment.

Shareholder Approvals

In addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Series 5 Shares as a series and any other approval to be given by the holders of the Series 5 Shares may be given by a resolution carried by an affirmative vote of at least 66 2/3 % of the votes cast at a meeting at which the holders of at least 25% of the outstanding Series 5 Shares are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Series 5 Shares then present would form the necessary quorum. At any meeting of holders of Series 5 Shares as a series, each such holder shall be entitled to one vote in respect of each Series 5 Share held.

Voting Rights

The holders of the Series 5 Shares will not (except as otherwise provided by law and except for meetings of the holders of Class A Preference Shares as a class and meetings of all holders of Series 5 Shares as a series) be entitled to receive notice of, attend, or vote at, any meeting of shareholders of BRP Equity unless and until BRP Equity shall have failed to pay eight quarterly dividends on the Series 5 Shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any monies of BRP Equity properly applicable to the payment of dividends. In the event of such non-payment, and for only so long as any such dividends remain in arrears, the holders of the Series 5 Shares will be entitled to receive notice of and to attend each meeting of BRP Equity’s shareholders, other than meetings at which only holders of another specified class or series are entitled to vote, and to one vote in respect of each C$25.00 of issue price of the Series 5 Shares held by such holder.

Specific Provisions of the Class A Preference Shares, Series 6

Dividends

The holders of Series 6 Shares are entitled to receive fixed cumulative preferential cash dividends, as and when declared by the board of directors of BRP Equity, payable quarterly on the last day of January, April, July and October in each year, at an annual rate equal to C$1.25 per share.

Series 6 Guarantee

The Series 6 Shares are fully and unconditionally guaranteed by the Guarantors pursuant to a guarantee indenture among each of the Guarantors, BRP Equity and Computershare Trust Company of Canada (the “Series 6 Guarantee” and collectively with the Series 1 Guarantee, the Series 2 Guarantee, the Series 3 Guarantee, the Series 4 Guarantee and the Series 5 Guarantee, the “Preference Share Guarantees” ). See the description of the Preference Share Guarantees under “— Preference Share Guarantees”.

Redemption

The Series 6 Shares will not be redeemable by BRP Equity prior to July 31, 2018. On and after July 31, 2018, BRP Equity may, at its option upon not less than 30 days and not more than 60 days prior notice, redeem for cash the Series 6 Shares, in whole at any time or in part from time to time, at C$26.00 per share if redeemed before July 31, 2019, C$25.75 per share if redeemed on or after July 31, 2019 but before July 31, 2020, C$25.50 per share if redeemed on or after July 31, 2020 but before July 31, 2021, C$25.25 per share if redeemed on or after July 31, 2021 but before July 31, 2022, and C$25.00 per share if redeemed on or after July 31, 2022, in each case together with all accrued and unpaid dividends up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by BRP Equity).

For so long as the Series 6 Guarantee remains in full force and effect, if, in contravention of the Series 6 Guarantee, there is a liquidation, dissolution or winding-up of BREP (whether voluntary or involuntary) or any other distribution of assets of BREP to our securityholders for the purpose of winding-up BREP’s affairs, the Series 6 Shares shall be redeemed by BRP Equity by payment in cash of a per share sum equal to C$25.00, together with all accrued and unpaid dividends up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by BRP Equity).

Purchase for Cancellation

Subject to applicable law and to the provisions described under “— Restrictions on Dividends and Retirement and Issue of Shares”, BRP Equity may at any time purchase for cancellation the whole or any part of the Series 6 Shares at the lowest price or prices at which in the opinion of the board of directors of BRP Equity such shares are obtainable.

Rights on Liquidation

In the event of the liquidation, dissolution or winding-up of BRP Equity or any other distribution of assets of BRP Equity among its shareholders for the purpose of winding-up its affairs, the holders of the Series 6 Shares will be entitled to receive C$25.00 per share, together with all accrued and unpaid dividends up to but excluding the date of payment or distribution (less any tax required to be deducted and withheld by BRP Equity), before any amount is paid or any assets of BRP Equity are distributed to the holders of any shares ranking junior as to capital to the Series 6 Shares. Upon payment of such amounts, the holders of the Series 6 Shares will not be entitled to share in any further distribution of the assets of BRP Equity.

Priority

The Series 6 Shares rank senior to the Class B Preference Shares, the Common Shares and all other shares of BRP Equity ranking junior to the Class A Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of BRP Equity, whether voluntary or involuntary or in the event of any other distribution of assets of BRP Equity among its shareholders for the purpose of winding-up its affairs. The Series 6 Shares rank on a parity with every other series of Class A Preference Shares with respect to priority in the payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of BRP Equity, whether voluntarily or involuntarily, or in the event of any other distribution of assets of BRP Equity among its shareholders for the purpose of winding-up its affairs.

Restrictions on Dividends and Retirement and Issue of Shares

So long as any of the Series 6 Shares are outstanding, BRP Equity will not, without the approval of the holders of the Series 6 Shares:

a.     declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of BRP Equity ranking as to capital and dividends junior to the Series 6 Shares) on shares of BRP Equity ranking as to dividends junior to the Series 6 Shares;

b.     except out of the net cash proceeds of a substantially concurrent issue of shares of BRP Equity ranking as to return of capital and dividends junior to the Series 6 Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of BRP Equity ranking as to capital junior to the Series 6 Shares;

c.     redeem or call for redemption, purchase or otherwise pay off or retire for value or make any return of capital in respect of less than all of the Series 6 Shares then outstanding; or

d.     except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any Class A Preference Shares, ranking as to the payment of dividends or return of capital on a parity with the Series 6 Shares;

unless, in each case under a. to d. above, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the Series 6 Shares and on all other shares of BRP Equity ranking prior to or on a parity with the Series 6 Shares with respect to the payment of dividends have been declared and paid or set apart for payment.

Shareholder Approvals

In addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Series 6 Shares as a series and any other approval to be given by the holders of the Series 6 Shares may be given by a resolution carried by an affirmative vote of at least 66 2/3 % of the votes cast at a meeting at which the holders of at least 25% of the outstanding Series 6 Shares are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Series 6 Shares then present would form the necessary quorum. At any meeting of holders of Series 6 Shares as a series, each such holder shall be entitled to one vote in respect of each Series 6 Share held.

Voting Rights

The holders of the Series 6 Shares will not (except as otherwise provided by law and except for meetings of the holders of Class A Preference Shares as a class and meetings of all holders of Series 6 Shares as a series) be entitled to receive notice of, attend, or vote at, any meeting of shareholders of BRP Equity unless and until BRP Equity shall have failed to pay eight quarterly dividends on the Series 6 Shares, whether or not consecutive and whether or not such dividends have been declared and whether or not there are any monies of BRP Equity properly applicable to the payment of dividends. In the event of such non-payment, and for only so long as any such dividends remain in arrears, the holders of the Series 6 Shares will be entitled to receive notice of and to attend each meeting of BRP Equity’s shareholders, other than meetings at which only holders of another specified class or series are entitled to vote, and to one vote in respect of each C$25.00 of issue price of the Series 6 Shares held by such holder.

Class B Preference Shares

Issuance in Series

The board of directors of BRP Equity may from time to time issue Class B Preference Shares in one or more series, each series to consist of such number of shares as will before issuance thereof be fixed by the directors who will at the same time determine the designation, rights, privileges, restrictions and conditions attaching to that series of Class B Preference Shares.

Priority

The Class B Preference Shares rank junior to the Class A Preference Shares and senior to the Common Shares and all other shares ranking junior to the Class B Preference Shares with respect to priority in payment of dividends and in the distribution of assets in the event of the liquidation, dissolution or winding-up of BRP Equity. Pursuant to the CBCA, each series of Class B Preference Shares participates rateably with every other series of Class B Preference Shares in respect of accumulated dividends and return of capital.

Voting

Subject to applicable corporate law or unless provision is made in the articles relating to any series of Class B Preference Shares, the holders of the Class B Preference Shares or of a series thereof are not entitled as holders of that class or series to receive notice of, to attend or to vote at any meeting of the shareholders of BRP Equity.

Approval

The approval of the holders of the Class B Preference Shares of any matters to be approved by a separate vote of the holders of the Class B Preference Shares may be given by special resolution in accordance with the share conditions for the Class B Preference Shares. Each holder of Class B Preference Shares entitled to vote at a class meeting of holders of Class B Preference Shares, or at a joint meeting of the holders of two or more series of Class B Preference Shares, has one vote in respect of each C$25.00 of the issue price of each Class B Preference Share held by such holder.

Preference Share Guarantees

            The Preference Share Guarantees provide that the Series 1 Shares, Series 2 Shares, Series 3 Shares, Series 4 Shares, Series 5 Shares and Series 6 Shares will be fully and unconditionally guaranteed by BREP and the other Guarantors as to (i) payment of dividends, as and when declared, (ii) payment of amounts due on redemption of the Series 1 Shares, Series 2 Shares, Series 3 Shares, Series 4 Shares, Series 5 Shares and Series 6 Shares, and (iii) payment of amounts due on the liquidation, dissolution or winding up of BRP Equity. As long as the declaration or payments of dividends on the Series 1 Shares, Series 2 Shares, Series 3 Shares, Series 4 Shares, Series 5 Shares and Series 6 Shares are in arrears, BREP will not make any distributions on our LP Units nor will any other Guarantor make any distributions or pay any dividends on equity securities of such Guarantor. The Preference Share Guarantees by the Guarantors will be subordinated to all of their respective senior and subordinated debt and will rank senior to the LP Units. The Preference Share Guarantees will rank on a pro rata and pari passu basis with each other. The rights, obligations and liabilities of a Guarantor pursuant to the Preference Share Guarantees will terminate upon the conveyance, distribution, transfer or lease of all or substantially all of its properties, securities and assets to another Guarantor. A Guarantor may not otherwise convey, distribute, transfer or lease all or substantially all of its properties, securities and assets to another person, unless the person which acquires the properties, securities and assets of such Guarantor assumes such Guarantor’s obligations under the Preference Share Guarantees.

Finco

Finco is an indirect wholly-owned subsidiary of BREP incorporated under the ABCA on September 14, 2011. Other than approximately C$1.5 billion aggregate principal amount of publicly-issued Finco Bonds and notes receivable from an indirect wholly-owned subsidiary of BREP. Finco has no significant assets or liabilities, no subsidiaries and no operations of its own.

 Pursuant to Finco’s articles of incorporation, Finco is authorized to issue an unlimited number of common shares. As of the date of this Form 20-F, one common share held indirectly by BREP was issued and outstanding. Holders of common shares are entitled to one vote for each such share held on all votes taken at meetings of the shareholders of Finco, except meetings at which only the holders of a specified class or series of shares of Finco are entitled to vote. Subject to the rights of holders of any shares of Finco ranking prior to the common shares, the holders of common shares are entitled to dividends as may be declared from time to time by the board of directors of Finco. Holders of common shares may make use of various shareholder remedies available pursuant to the ABCA.

The Finco Bonds are governed under the Bond Indenture and guaranteed by BREP and the other Guarantors as described under “— Bond Indenture and Guarantees”. The Finco Bonds consist of the following fixed rate medium term notes:

			Principal Amount as
			at December 31,2013
Medium-term notes	Maturity	Interest Rate	(in millions)
Series 3 (C$200 million)	2018	5.25%	C$200 million
Series 4 (C$150 million)	2036	5.84%	C$150 million
Series 6 (C$300 million)	2016	6.13%	C$300 million
Series 7 (C$450 million)	2020	5.14%	C$450 million
Series 8 (C$400 million)	2022	4.79%	C$400 million

Bond Indenture and Guarantees

The Bond Indenture provides for the issuance of one or more series of unsecured debentures or notes of Finco, a wholly-owned subsidiary of BREP, by way of supplemental indenture. The Bond Indenture amends and restates the trust indenture dated as of December 16, 2004, as amended, supplemented or restated, between Brookfield, Bank of New York Mellon and BNY Trust Company of Canada (the “Original Bond Indenture”), and gives effect to the assumption of the Finco Bonds by Finco from Brookfield in connection with the Combination. In connection with the Combination, Finco assumed the Series 3, Series 4, Series 6 and Series 7 notes issued under supplemental indentures to the Original Bond Indenture. The Amended and Restated Second Supplemental Indenture to the Original Bond Indenture, dated October 27, 2006, provides for the issue of C$200 million aggregate principal amount of Series 3 medium term notes and C$150 million aggregate principal amount of Series 4 medium term notes. The Amended and Restated Fourth Supplemental Indenture to the Original Bond Indenture, dated November 27, 2009, provides for the issue of C$300 million aggregate principal amount of Series 6 notes. The Fifth Supplemental Indenture to the Original Bond Indenture, dated November 27, 2009, provides for the issue of C$450 million aggregate principal amount of Series 7 notes. The Seventh Supplemental Indenture dated February 7, 2012, provides for the issue of C$400 million aggregate principal amount of the Series 8 Notes. The Finco Bonds are unconditionally guaranteed by BREP and the other Guarantors as to payment of the principal of, premium, if any, and interest on all debentures issued by Finco under the Bond Indenture from time to time and all other obligations and liabilities owing by Finco to the trustee under the Bond Indenture. Pursuant to the guarantees, each of the Guarantors has agreed to not enter into any transaction whereby all or substantially all of the undertaking, property and assets of the Guarantor would become the property of any other person unless the other person assumed the obligations of the Guarantor under the guarantee and certain other conditions are met or unless the transaction is between or among any one or more of Finco, the Guarantor, another Guarantor and/or any subsidiary of any of them. The rights, obligations and liabilities of a Guarantor will terminate in the event that it transfers all or substantially all of its assets to another Guarantor.

10.C            MATERIAL CONTRACTS

The following are the only material contracts, other than contracts entered into in the ordinary course of business, to which we have been a party within the past two years:

•         First Amendment to Amended and Restated Limited Partnership Agreement of Brookfield Renewable Energy L.P., dated May 4, 2012 (see Item 10.B “Memorandum and Articles of Association — Description of the Amended and Restated Limited Partnership Agreement of BRELP”);

•         Guarantee Indenture, dated October 11, 2012, by and among the Guarantors, Brookfield Renewable Power Preferred Equity Inc., and Computershare Trust Company of Canada (Class A Preference Shares, Series 3) (see Item 10.B “Memorandum and Articles of Association – BRP Equity – Preference Share Guarantees”);

•         Guarantee Indenture, dated October 11, 2012, by and among the Guarantors, Brookfield Renewable Power Preferred Equity Inc., and Computershare Trust Company of Canada (Class A Preference Shares, Series 4) (see Item 10.B “Memorandum and Articles of Association – BRP Equity – Preference Share Guarantees”);

•         Guarantee Indenture, dated January 29, 2013, by and among the Guarantors, Brookfield Renewable Power Preferred Equity Inc., and Computershare Trust Company of Canada (Class A Preference Shares, Series 5) (see Item 10.B “Memorandum and Articles of Association – BRP Equity – Preference Share Guarantees”);

•         Guarantee Indenture, dated May 1, 2013, by and among the Guarantors, Brookfield Renewable Power Preferred Equity Inc., and Computershare Trust Company of Canada (Class A Preference Shares, Series 6) (see Item 10.B “Memorandum and Articles of Association – BRP Equity – Preference Share Guarantees”); and

•         Amended and Restated Master Services Agreement, dated January 20, 2014, by and among Brookfield Asset Management Inc., Brookfield Renewable Energy Partners L.P., Brookfield Renewable Energy L.P., and others (see Item 6.A “Directors and Senior Management – Our Master Services Agreement”).

Copies of the agreements noted above will be made available, free of charge, by the Managing General Partner and are available electronically on the website of the SEC at www.sec.gov and on our SEDAR profile at www.sedar.com. Written requests for such documents should be directed to our Corporate Secretary at 73 Front Street, 5 th Floor, Hamilton, HM 12, Bermuda, +1.441.295.1443.

10.D            EXCHANGE CONTROLS

There are currently no governmental laws, decrees, regulations or other legislation of Bermuda or the United States which restrict the import or export of capital, including the availability of cash and cash equivalents for use by BREP and its subsidiaries, or the remittance of distributions, interest or other payments to non-residents of Bermuda or the United States holding our LP Units.

10.E            TAXATION

The following summary discusses the material United States, Canadian and Bermudian tax considerations related to the holding and disposition of our LP Units as of the date of this Form 20-F. Holders of our LP Units are advised to consult their own tax advisers concerning the consequences under the tax laws of the country of which they are resident or in which they are otherwise subject to tax of making an investment in our LP Units.

Material U.S. Federal Income Tax Considerations

This summary discusses the material United States federal income tax considerations for LP Unitholders relating to the ownership and disposition of LP Units as of the date hereof. This summary is based on provisions of the U.S. Internal Revenue Code on the regulations promulgated under the U.S. Internal Revenue Code, and on published administrative rulings, judicial decisions, and other applicable authorities, all as in effect on the date hereof and all of which are subject to change at any time, possibly with retroactive effect. This summary is necessarily general and may not apply to all categories of investors, some of whom may be subject to special rules, including, without limitation, persons that own (directly or indirectly, applying certain attribution rules) 5% or more of our LP Units, dealers in securities or currencies, financial institutions or financial services entities, mutual funds, life insurance companies, persons that hold LP Units as part of a straddle, hedge, constructive sale or conversion transaction with other investments, persons whose LP Units are loaned to a short seller to cover a short sale of LP Units, persons whose functional currency is not the U.S. dollar, persons who have elected mark-to-market accounting, persons who hold LP Units through a partnership or other entity treated as a pass-through entity for U.S. federal income tax purposes, persons for whom LP Units are not a capital asset, persons who are liable for the alternative minimum tax and certain U.S. expatriates or former long-term residents of the United States. Tax-exempt organizations are addressed separately below. The actual tax consequences of the ownership and disposition of LP Units will vary depending on an LP Unitholder’s individual circumstances.

For purposes of this discussion, a “U.S. Holder” is a beneficial owner of LP Units who is for U.S. federal tax purposes: (i) an individual citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust (a) the primary supervision of which is subject to a court within the United States and all substantial decisions of which one or more U.S. persons have the authority to control or (b) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.

A “Non-U.S. Holder” is a beneficial owner of LP Units, other than a U.S. Holder or an entity classified as a partnership or other fiscally transparent entity for U.S. federal tax purposes.

If a partnership holds LP Units, the tax treatment of a partner of such partnership generally will depend upon the status of the partner and the activities of the partnership. Partners of partnerships that hold LP Units should consult an independent tax adviser.

This discussion does not constitute tax advice and is not intended to be a substitute for tax planning. Each LP Unitholder should consult an independent tax adviser concerning the U.S. federal, state and local income tax consequences particular to the ownership and disposition of LP Units, as well as any tax consequences under the laws of any other taxing jurisdiction.

Partnership Status of BREP and BRELP

Each of BREP and BRELP has made a protective election to be classified as a partnership for U.S. federal tax purposes. An entity that is treated as a partnership for U.S. federal tax purposes incurs no U.S. federal income tax liability. Instead, each partner is required to take into account its allocable share of items of income, gain, loss, deduction, or credit of the partnership in computing its U.S. federal income tax liability, regardless of whether cash distributions are made. Distributions of cash by a partnership to a partner generally are not taxable unless the amount of cash distributed to a partner is in excess of the partner’s adjusted basis in its partnership interest.

An entity that would otherwise be classified as a partnership for U.S. federal income tax purposes may nonetheless be taxable as a corporation if it is a “publicly traded partnership”, unless an exception applies. BREP will be publicly traded. However, an exception, referred to as the “Qualifying Income Exception”, exists with respect to a publicly traded partnership if (i) at least 90% of such partnership’s gross income for every taxable year consists of “qualifying income” and (ii) the partnership would not be required to register under the Investment Company Act if it were a U.S. corporation. Qualifying income includes certain interest income, dividends, real property rents, gains from the sale or other disposition of real property, and any gain from the sale or disposition of a capital asset or other property held for the production of income that otherwise constitutes qualifying income.

The Managing General Partner and the BRELP General Partner intend to manage the affairs of BREP and BRELP, respectively, so that BREP will meet the Qualifying Income Exception in each taxable year. Accordingly, the Managing General Partner believes that BREP will be treated as a partnership and not as a corporation for U.S. federal income tax purposes.

If BREP fails to meet the Qualifying Income Exception, other than a failure which is determined by the IRS to be inadvertent and which is cured within a reasonable time after discovery, or if BREP is required to register under the Investment Company Act, BREP will be treated as if it had transferred all of its assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which BREP fails to meet the Qualifying Income Exception, in return for stock in such corporation, and then distributed the stock to our LP Unitholders in liquidation. This deemed contribution and liquidation generally would be tax-free to a U.S. Holder, unless BREP were to have liabilities in excess of the tax basis of its assets at such time. Thereafter, BREP would be treated as a corporation for U.S. federal income tax purposes.

If BREP were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception, an election by the Managing General Partner or otherwise, BREP’s items of income, gain, loss, deduction, or credit would be reflected only on BREP’s tax return rather than being passed through to LP Unitholders, and BREP would be subject to U.S. corporate income tax and potentially branch profits tax with respect to its income, if any, effectively connected with a U.S. trade or business. Moreover, under certain circumstances, BREP might be classified as a PFIC for U.S. federal income tax purposes, and a U.S. Holder would be subject to the rules applicable to PFICs discussed below. See “— Consequences to U.S. Holders — Passive Foreign Investment Companies”. Subject to the PFIC rules, distributions made to U.S. Holders would be treated as taxable dividend income to the extent of BREP’s current or accumulated earnings and profits. Any distribution in excess of current and accumulated earnings and profits would first be treated as a tax-free return of capital to the extent of a U.S. Holder’s adjusted tax basis in its LP Units. Thereafter, to the extent such distribution were to exceed a U.S. Holder’s adjusted tax basis in its LP Units, the distribution would be treated as gain from the sale or exchange of such LP Units. The amount of a distribution treated as a dividend could be eligible for reduced rates of taxation, provided certain conditions are met. Based on the foregoing consequences, the treatment of BREP as a corporation could materially reduce a holder’s after-tax return and therefore could result in a substantial reduction of the value of LP Units. If BRELP were to be treated as a corporation for U.S. federal income tax purposes, consequences similar to those described above would apply to BREP’s interests in BRELP.

The remainder of this summary assumes that BREP and BRELP will be treated as partnerships for U.S. federal tax purposes. BREP expects that a substantial portion of the items of income, gain, deduction, loss, or credit realized by BREP will be realized in the first instance by BRELP and allocated to BREP for reallocation to LP Unitholders. Unless otherwise specified, references in this section to realization of BREP’s items of income, gain, loss, deduction, or credit include a realization of such items by BRELP and the allocation of such items to BREP.

Proposed Legislation

Over the past several years, a number of legislative and administrative proposals relating to partnership taxation have been introduced and, in certain cases, have been passed by the U.S. House of Representatives. On May 28, 2010, the U.S. House of Representatives passed legislation which, if it had been finally enacted into law and applied to BREP or to BRELP, could have had adverse consequences, including (i) the recharacterization of capital gain income as “ordinary income”, (ii) the potential reclassification of qualified dividend income as “ordinary income” subject to a higher rate of U.S. income tax, and (iii) potential limitations on the ability of BREP to meet the Qualifying Income Exception for taxation as a partnership for U.S. federal income tax purposes. This legislation was not passed by the U.S. Senate and therefore was not enacted into law. However, similar legislation was introduced in both the U.S. House of Representatives and the U.S. Senate in February 2013.

The Obama administration has indicated it supports the adoption of legislation that similarly changes the treatment of carried interest for U.S. federal income tax purposes. In its published revenue proposals for 2014 the Obama administration proposed that the current law governing the treatment of carried interest be changed to subject such income to ordinary income tax. The Obama administration’s published revenue proposals for previous years contained similar proposals.

It remains unclear whether any legislation related to such revenue proposals or similar to the legislation described above will be proposed or enacted by the U.S. Congress and, if enacted, whether such legislation would affect an investment in BREP. Each LP Unitholder should consult an independent tax adviser as to the potential effect of any proposed or future legislation on an investment in BREP. The remainder of this discussion is based on current law without regard to the proposed legislation or administrative proposals discussed above.

Consequences to U.S. Holders

Holding of LP Units

Income and loss. Each U.S. Holder must take into account, as described below, its allocable share of BREP’s items of income, gain, loss, deduction, and credit for each of BREP’s taxable years ending with or within such U.S. Holder’s taxable year. Each item generally will have the same character and source as though such holder had realized the item directly. Each U.S. Holder must report such items without regard to whether any distribution has been or will be received from BREP. Although not required by the Amended and Restated Limited Partnership Agreement of BREP, BREP intends to make cash distributions to all LP Unitholders on a quarterly basis in amounts generally expected to be sufficient to permit U.S. Holders to fund their estimated U.S. tax obligations (including U.S. federal, state, and local income taxes) with respect to their allocable shares of BREP’s net income or gain. However, based upon a U.S. Holder’s particular tax situation and simplifying assumptions that BREP will make in determining the amount of such distributions, and depending upon whether a U.S. Holder elects to reinvest such distributions pursuant to the distribution reinvestment plan, if available, a U.S. Holder’s tax liability might exceed cash distributions made by BREP, in which case any tax liabilities arising from the ownership of LP Units would need to be satisfied from such U.S. Holder’s own funds.

With respect to U.S. Holders who are individuals, certain dividends paid by a corporation (including certain qualified foreign corporations) to BREP and that are allocable to such U.S. Holders may qualify for reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of specified income tax treaties with the United States. In addition, a foreign corporation is treated as a qualified corporation with respect to its shares that are readily tradable on an established securities market in the United States. Among other exceptions, U.S. Holders who are individuals will not be eligible for reduced rates of taxation on any dividends if the payer is a PFIC for the taxable year in which such dividends are paid or for the preceding taxable year. Dividends received by non-corporate U.S. Holders may be subject to an additional Medicare tax on unearned income of 3.8% (see “— Medicare Tax” below). U.S. Holders that are corporations generally will not be entitled to a “dividends received deduction” in respect of dividends paid by non-U.S. corporations in which BREP (through BRELP) owns stock. Each U.S. Holder should consult an independent tax adviser regarding the application of the foregoing rules in light of its particular circumstances.

For U.S. federal income tax purposes, a U.S. Holder’s allocable share of BREP’s items of income, gain, loss, deduction, or credit will be governed by the BREP limited partnership agreement if such allocations have “substantial economic effect” or are determined to be in accordance with such U.S. Holder’s interest in BREP. Similarly, BREP’s allocable share of items of income, gain, loss, deduction, or credit of BRELP will be governed by the BRELP limited partnership agreement if such allocations have “substantial economic effect” or are determined to be in accordance with BREP’s interest in BRELP. The Managing General Partner and the BRELP General Partner believe that, for U.S. federal income tax purposes, such allocations should be given effect, and the Managing General Partner and the BRELP General Partner intend to prepare and file tax returns based on such allocations. If the IRS were to successfully challenge the allocations made pursuant to either the BREP limited partnership agreement or the BRELP limited partnership agreement, the resulting allocations for U.S. federal income tax purposes might be less favorable than the allocations set forth in such agreements.

Basis. Each U.S. Holder will have an initial tax basis in its LP Units equal to the amount of cash paid for such LP Units, increased by such holder’s share of BREP’s liabilities, if any. That basis will be increased by such U.S. Holder’s share of BREP’s income and by increases in such U.S. Holder’s share of BREP’s liabilities, if any. That basis will be decreased, but not below zero, by distributions a U.S. Holder receives from BREP, by such U.S. Holder’s share of BREP’s losses, and by any decrease in such U.S. Holder’s share of BREP’s liabilities. The IRS has ruled that a partner in a partnership, unlike a stockholder of a corporation, has a single, or “unitary”, tax basis in his or her partnership interest. As a result, any amount a U.S. Holder pays to acquire additional LP Units (including through the distribution reinvestment plan, if available) will be averaged with the adjusted tax basis of LP Units owned by such holder prior to the acquisition of such additional LP Units. The Managing General Partner and the BRELP General Partner express no opinion regarding the appropriate methodology to be used in making this determination.

For purposes of the foregoing rules, the rules discussed immediately below, and the rules applicable to a sale or exchange of LP Units, BREP’s liabilities generally will include BREP’s share of any liabilities of BRELP.

Limits on deductions for losses and expenses. A U.S. Holder’s deduction of its allocable share of BREP’s losses will be limited to such U.S. Holder’s tax basis in LP Units and, if the holder is an individual or a corporate holder that is subject to the “at risk” rules, to the amount for which the holder is considered to be “at risk” with respect to BREP’s activities, if that is less than such U.S. Holder’s tax basis. In general, a U.S. Holder will be at risk to the extent of such holder’s tax basis in LP Units, reduced by (i) the portion of that basis attributable to such U.S. Holder’s share of BREP’s liabilities for which the holder will not be personally liable (excluding certain qualified non-recourse financing) and (ii) any amount of money the U.S. Holder borrows to acquire or hold LP Units, if the lender of those borrowed funds owns an interest in BREP, is related to the U.S. Holder, or can look only to LP Units for repayment. A U.S. Holder’s at-risk amount generally will increase by such U.S. Holder’s allocable share of BREP’s income and gain and decrease by distributions received from BREP and such U.S. Holder’s allocable share of losses and deductions. A U.S. Holder must recapture losses deducted in previous years to the extent that distributions cause such U.S. Holder’s at-risk amount to be less than zero at the end of any taxable year. Losses disallowed or recaptured as a result of these limitations will carry forward and will be allowable to the extent that such U.S. Holder’s tax basis or at-risk amount, whichever is the limiting factor, subsequently increases. Upon the taxable disposition of LP Units, any gain recognized by a U.S. Holder can be offset by losses that were previously suspended by the at-risk limitation, but may not be offset by losses suspended by the basis limitation. Any excess loss above the gain previously suspended by the at-risk or basis limitations may no longer be used. Each U.S. Holder should consult an independent tax adviser as to the effects of the at-risk rules.

The Managing General Partner and the BRELP General Partner do not expect to generate income or losses from “passive activities” for purposes of Section 469 of the U.S. Internal Revenue Code. Accordingly, income allocated to a U.S. Holder may not be offset by such holder’s Section 469 passive losses, and losses allocated to a U.S. Holder may not be used to offset such holder’s Section 469 passive income. Each U.S. Holder should consult an independent tax adviser regarding the limitations on the deductibility of losses that such holder may be subject to under applicable sections of the U.S. Internal Revenue Code.

Limitations on deductibility of organizational expenses and syndication fees. In general, neither BREP nor any U.S. Holder may deduct organizational or syndication expenses. Similar rules apply to organizational or syndication expenses incurred by BRELP. Syndication fees (which would include any sales or placement fees or commissions) must be capitalized and cannot be amortized or otherwise deducted.

Limitations on interest deductions. A U.S. Holder’s share of BREP’s interest expense is likely to be treated as “investment interest” expense. For a non-corporate U.S. Holder, the deductibility of “investment interest” expense generally is limited to the amount of such holder’s “net investment income”. A U.S. Holder’s share of BREP’s dividend and interest income will be treated as investment income, although “qualified dividend income” subject to reduced rates of tax in the hands of an individual will only be treated as investment income if such individual elects to treat such dividend as ordinary income not subject to reduced rates of tax. In addition, state and local tax laws may disallow deductions for a U.S. Holder’s share of BREP’s interest expense.

Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment.

Deductibility of partnership investment expenditures by individual partners and by trusts and estates. Subject to certain exceptions, all miscellaneous itemized deductions of an individual taxpayer, and certain of such deductions of an estate or trust, are deductible only to the extent that such deductions exceed 2% of the taxpayer’s adjusted gross income. Moreover, the otherwise allowable itemized deductions of individuals whose gross income exceeds an applicable threshold amount are subject to reduction by an amount equal to the lesser of (i) 3% of the excess of the individual’s adjusted gross income over the threshold amount, and (ii) 80% of the amount of the individual’s itemized deductions. The operating expenses of BREP, including BREP’s allocable share of any management fees, may be treated as miscellaneous itemized deductions subject to the foregoing rule. Accordingly, a non-corporate U.S. Holder should consult an independent tax adviser regarding the application of these limitations.

Treatment of Distributions

Distributions of cash by BREP generally will not be taxable to a U.S. Holder to the extent of such holder’s adjusted tax basis (described above) in LP Units. Any cash distributions in excess of a U.S. Holder’s adjusted tax basis generally will be considered to be gain from the sale or exchange of LP Units (described below). Such gain generally will be treated as capital gain and will be long-term capital gain if a U.S. Holder’s holding period for LP Units exceeds one year. A reduction in a U.S. Holder’s allocable share of BREP liabilities, and certain distributions of marketable securities by BREP, if any, will be treated similar to cash distributions for U.S. federal income tax purposes.

Sale or Exchange of LP Units

A U.S. Holder will recognize gain or loss on the sale or taxable exchange of LP Units equal to the difference, if any, between the amount realized and such U.S. Holder’s tax basis in LP Units sold or exchanged. A U.S. Holder’s amount realized will be measured by the sum of the cash or the fair market value of other property received plus such U.S. Holder’s share of BREP’s liabilities, if any.

Gain or loss recognized by a U.S. Holder upon the sale or exchange of LP Units generally will be taxable as capital gain or loss and will be long-term capital gain or loss if the U.S. Holder held our LP Units for more than one year on the date of such sale or exchange. Assuming a U.S. Holder has not elected to treat its share of BREP’s investment in any PFIC as a “qualified electing fund”, gain attributable to such investment in a PFIC would be taxable in the manner described below in “— Passive Foreign Investment Companies”. In addition, certain gain attributable to “unrealized receivables” or “inventory items” could be characterized as ordinary income rather than capital gain. For example, if BREP were to hold debt acquired at a market discount, accrued market discount on such debt would be treated as “unrealized receivables”. The deductibility of capital losses is subject to limitations.

Each U.S. Holder who acquires LP Units at different times and intends to sell all or a portion of our LP Units within a year of the most recent purchase is urged to consult an independent tax adviser regarding the application of certain “split holding period” rules to such sale and the treatment of any gain or loss as long-term or short-term capital gain or loss.

Medicare Tax

U.S. Holders that are individuals, estates, or trusts may be required to pay a 3.8% Medicare tax on the lesser of (i) the excess of such U.S. Holders’ “modified adjusted gross income” (or “adjusted gross income” in the case of estates and trusts) over certain thresholds and (ii) such U.S. Holders’ “net investment income” (or “undistributed net investment income” in the case of estates and trusts). Net investment income generally is expected to include an LP Unitholder’s allocable share of BREP’s income, as well as gain realized by an LP Unitholder from a sale of LP Units.

Foreign Tax Credit Limitations

Each U.S. Holder generally will be entitled to a foreign tax credit with respect to such U.S. Holder’s allocable share of creditable foreign taxes paid on BREP’s income and gains. Complex rules may, depending on such U.S. Holder’s particular circumstances, limit the availability or use of foreign tax credits. Gain from the sale of BREP’s investments may be treated as U.S.-source gain. Consequently, a U.S. Holder may not be able to use the foreign tax credit arising from any foreign taxes imposed on such gains unless the credit can be applied (subject to applicable limitations) against U.S. tax due on other income treated as derived from foreign sources. Certain losses that BREP incurs may be treated as foreign-source losses, which could reduce the amount of foreign tax credits otherwise available.

Section 754 Election

BREP and BRELP have each made the election permitted by Section 754 of the U.S. Internal Revenue Code, or the Section 754 Election. The Section 754 Election cannot be revoked without the consent of the IRS. The Section 754 Election generally requires BREP to adjust the tax basis in its assets, or inside basis, attributable to a transferee of LP Units under Section 743(b) of the U.S. Internal Revenue Code to reflect the purchase price paid by the transferee for LP Units. This election does not apply to a person who purchases LP Units directly from BREP. For purposes of this discussion, a transferee’s inside basis in BREP’s assets will be considered to have two components: (i) the transferee’s share of BREP’s tax basis in BREP’s assets, or common basis, and (ii) the adjustment under Section 743(b) of the U.S. Internal Revenue Code to that basis. The foregoing rules would also apply to BRELP.

Generally, a Section 754 Election would be advantageous to a transferee U.S. Holder if such U.S. Holder’s tax basis in its LP Units were higher than such LP Units’ share of the aggregate tax basis of BREP’s assets immediately prior to the transfer. In that case, as a result of the Section 754 Election, the transferee U.S. Holder would have a higher tax basis in its share of BREP’s assets for purposes of calculating, among other items, such holder’s share of any gain or loss on a sale of BREP’s assets. Conversely, a Section 754 Election would be disadvantageous to a transferee U.S. Holder if such U.S. Holder’s tax basis in its LP Units were lower than such LP Units’ share of the aggregate tax basis of BREP’s assets immediately prior to the transfer. Thus, the fair market value of LP Units may be affected either favorably or adversely by the election.

Without regard to whether the Section 754 Election is made, if LP Units are transferred at a time when BREP has a “substantial built-in loss” in its assets, BREP will be obligated to reduce the tax basis in the portion of such assets attributable to such LP Units.

The calculations involved in the Section 754 Election are complex, and the Managing General Partner and the BRELP General Partner advise that each will make such calculations on the basis of assumptions as to the value of BREP assets and other matters. Each U.S. Holder should consult an independent tax adviser as to the effects of the Section 754 Election.

Uniformity of LP Units

Because BREP cannot match transferors and transferees of LP Units, BREP must maintain uniformity of the economic and tax characteristics of LP Units to a purchaser of LP Units. In the absence of uniformity, BREP may be unable to comply fully with a number of U.S. federal income tax requirements. A lack of uniformity can result from a literal application of certain Treasury Regulations to BREP’s Section 743(b) adjustments, a determination that BREP’s Section 704(c) allocations are unreasonable, or other reasons. Section 704(c) allocations would be intended to reduce or eliminate the disparity between tax basis and the value of BREP’s assets in certain circumstances, including on the issuance of additional LP Units. In order to maintain the fungibility of all LP Units at all times, BREP will seek to achieve the uniformity of U.S. tax treatment for all purchasers of LP Units which are acquired at the same time and price (irrespective of the identity of the particular seller of LP Units or the time when LP Units are issued), through the application of certain tax accounting principles that the Managing General Partner believes are reasonable for BREP. However, the IRS may disagree with BREP and may successfully challenge its application of such tax accounting principles. Any non-uniformity could have a negative impact on the value of LP Units.

 Foreign Currency Gain or Loss

BREP’s functional currency is the U.S. dollar, and BREP’s income or loss is calculated in U.S. dollars. It is likely that BREP will recognize “foreign currency” gain or loss with respect to transactions involving non-U.S. dollar currencies. In general, foreign currency gain or loss is treated as ordinary income or loss. Each U.S. Holder should consult an independent tax adviser regarding the tax treatment of foreign currency gain or loss.

Passive Foreign Investment Companies

U.S. Holders may be subject to special rules applicable to indirect investments in foreign corporations, including an investment through BREP in a PFIC. A PFIC is defined as any foreign corporation with respect to which (after applying certain look-through rules) either (i) 75% or more of its gross income for a taxable year is “passive income” or (ii) 50% or more of its assets in any taxable year (generally based on the quarterly average of the value of its assets) produce or are held for the production of “passive income”. There are no minimum stock ownership requirements for PFICs. If a U.S. Holder holds an interest in a foreign corporation for any taxable year during which the corporation is classified as a PFIC with respect to such holder, then the corporation will continue to be classified as a PFIC with respect to that U.S. Holder for any subsequent taxable year during which the U.S. Holder continues to hold an interest in the corporation, even if the corporation’s income or assets would not cause it to be a PFIC in such subsequent taxable year, unless an exception applies.

Subject to certain elections described below, any gain on the disposition of stock of a PFIC owned by a U.S. Holder indirectly through BREP, as well as income realized on certain “excess distributions” by such PFIC, would be treated as though realized ratably over the shorter of such U.S. Holder’s holding period of LP Units or BREP’s holding period for the PFIC. Such gain or income generally would be taxable as ordinary income and dividends paid by the PFIC would not be eligible for the preferential tax rates for dividends paid to non-corporate U.S. Holders. In addition, an interest charge would apply, based on the tax deemed deferred from prior years.

If a U.S. Holder were to make an election to treat such U.S. Holder’s share of BREP’s interest in a PFIC as a “qualified electing fund”, such election a “ QEF Election ”, for the first year such holder were treated as holding such interest, then in lieu of the tax consequences described in the paragraph immediately above, the U.S. Holder would be required to include in income each year a portion of the ordinary earnings and net capital gains of the PFIC, even if not distributed to BREP or to the holder. A QEF Election must be made by a U.S. Holder on an entity-by-entity basis. To make a QEF Election, a U.S. Holder must, among other things, (i) obtain a PFIC annual information statement (through an intermediary statement supplied by BREP) and (ii) prepare and submit IRS Form 8621 with such U.S. Holder’s annual income tax return. To the extent reasonably practicable, BREP intends to timely provide U.S. Holders with the information necessary to make a QEF Election with respect to any BREP entity that the Managing General Partner and the BRELP General Partner believe is a PFIC with respect to a U.S. Holder. Any such election should be made for the first year BREP holds an interest in such entity or for the first year in which a U.S. Holder holds LP Units, if later.

Recently promulgated U.S. Treasury Regulations contain special rules for applying the 3.8% Medicare tax (as described above under “— Medicare Tax”) to non-corporate U.S. Holders making QEF Elections. Under the special rules, a non-corporate U.S. Holder that has made a QEF Election with respect to BREP’s interest in a PFIC is permitted to make a special election to treat such U.S. Holder’s share of the ordinary earnings and net capital gains of the PFIC as net investment income for purposes of the 3.8% Medicare tax. A U.S. Holder that does not make this election may be required to calculate its basis in LP Units for purposes of the 3.8% Medicare tax in a manner that differs from the calculation of basis in LP Units for U.S. federal income tax purposes generally.

In the case of a PFIC that is a publicly traded foreign company, and in lieu of making a QEF Election, an election may be made to “mark to market” the stock of such foreign company on an annual basis. Pursuant to such an election, a U.S. Holder would include in each year as ordinary income the excess, if any, of the fair market value of such stock over its adjusted basis at the end of the taxable year. However, none of the existing BREP entities are expected to be publicly traded, although BREP may in the future acquire interests in PFICs which are publicly traded foreign companies. Thus the mark-to-market election is not expected to be available to any U.S. Holder in respect of its indirect ownership interest in any foreign corporation owned by BREP.

Based on the organizational structure of BREP, as well as BREP’s expected income and assets, the Managing General Partner and the BRELP General Partner currently believe that a U.S. Holder is unlikely to be regarded as owning an interest in a PFIC solely by reason of owning LP Units during the taxable year ending December 31, 2014. However, there can be no assurance that an existing BREP entity or a future entity in which BREP acquires an interest will not be classified as a PFIC with respect to a U.S. Holder, because PFIC status is a factual determination that depends on the assets and income of a given entity and must be made on an annual basis. Moreover, in order to ensure that it satisfies the Qualifying Income Exception, BREP may decide to hold an existing or future Operating Entity through a Holding Entity that would be classified as a PFIC. See “— Investment Structure” below.

            Recently enacted U.S. legislation requires each U.S. person who directly or indirectly owns an interest in a PFIC to file an annual report with the IRS, and the failure to file such report could result in the imposition of penalties on such U.S. person and in the extension of the statute of limitations with respect to federal income tax returns filed by such U.S. person. Each U.S. Holder should consult an independent tax adviser regarding the PFIC rules, including the potential effect of this legislation on such U.S. Holder’s filing requirements and the advisability of making a QEF Election, a special election under the recently promulgated Treasury Regulations relating to the 3.8% Medicare tax, or, if applicable, a mark-to-market election, with respect to any PFIC in which such holder is treated as owning an interest through BREP.

Investment Structure

To ensure that it meets the Qualifying Income Exception for publicly traded partnerships (discussed above) and complies with certain requirements in its limited partnership agreement, BREP may structure certain investments through an entity classified as a corporation for U.S. federal income tax purposes. Such investments will be structured as determined in the sole discretion of the Managing General Partner and the BRELP General Partner generally to be efficient for LP Unitholders. However, because LP Unitholders will be located in numerous taxing jurisdictions, no assurance can be given that any such investment structure will benefit all LP Unitholders to the same extent, and such an investment structure might even result in additional tax burdens on some LP Unitholders. As discussed above, if any such entity were a non-U.S. corporation, it might be considered a PFIC. If any such entity were a U.S. corporation, it would be subject to U.S. federal net income tax on its income, including any gain recognized on the disposition of its investments. In addition, if the investment were to involve U.S. real property, gain recognized on the disposition of the investment by a corporation generally would be subject to corporate-level tax, whether the corporation were a U.S. or a non-U.S. corporation.

Taxes in Other Jurisdictions

In addition to U.S. federal income tax consequences, an investment in BREP could subject a U.S. Holder to U.S. state and local taxes in the U.S. state or locality in which such holder is a resident for tax purposes. A U.S. Holder could also be subject to tax return filing obligations and income, franchise, or other taxes, including withholding taxes, in non-U.S. jurisdictions in which BREP invests. BREP will attempt, to the extent reasonably practicable, to structure its operations and investments so as to avoid income tax filing obligations by U.S. Holders in non-U.S. jurisdictions. However, there may be circumstances in which BREP is unable to do so. Income or gain from investments held by BREP may be subject to withholding or other taxes in jurisdictions outside the U.S., except to the extent an income tax treaty applies. A U.S. Holder who wishes to claim the benefit of an applicable income tax treaty might be required to submit information to tax authorities in such jurisdictions. Each U.S. Holder should consult an independent tax adviser regarding the U.S. state, local, and non-U.S. tax consequences of an investment in BREP.

Transferor/Transferee Allocations

BREP may allocate items of income, gain, loss, and deduction using a monthly or other convention, whereby any such items recognized in a given month by BREP are allocated to our LP Unitholders as of a specified date of such month. As a result, a U.S. Holder who transfers LP Units might be allocated income, gain, loss, and deduction realized by BREP after the date of the transfer. Similarly, if a U.S. Holder acquires additional LP Units, such holder may be allocated income, gain, loss, and deduction realized by BREP prior to such U.S. Holder’s ownership of such LP Units.

Although Section 706 of the U.S. Internal Revenue Code generally governs allocations of items of partnership income and deductions between transferors and transferees of partnership interests, it is not clear that BREP’s allocation method complies with the requirements. If BREP’s convention were not permitted, the IRS might contend that BREP’s taxable income or losses must be reallocated among LP Unitholders. If such a contention were sustained, a U.S. Holder’s tax liabilities might be adjusted to such holder’s detriment. The Managing General Partner is authorized to revise BREP’s method of allocation between transferors and transferees (as well as among investors whose interests otherwise vary during a taxable period).

U.S. Federal Estate Tax Consequences

If LP Units are included in the gross estate of a U.S. citizen or resident for U.S. federal estate tax purposes, then a U.S. federal estate tax might be payable in connection with the death of such person. Individual U.S. Holders should consult an independent tax adviser concerning the potential U.S. federal estate tax consequences with respect to LP Units.

Certain Reporting Requirements

A U.S. Holder who invests more than $100,000 in BREP may be required to file IRS Form 8865 reporting the investment with such U.S. Holder’s U.S. federal income tax return for the year that includes the date of the investment. A U.S. Holder may be subject to substantial penalties if it fails to comply with this and other information reporting requirements with respect to an investment in LP Units. Each U.S. Holder should consult an independent tax adviser regarding such reporting requirements.

U.S. Taxation of Tax-Exempt U.S. Holders of LP Units

Income recognized by a U.S. tax-exempt organization is exempt from U.S. federal income tax except to the extent of the organization’s UBTI. UBTI is defined generally as any gross income derived by a tax-exempt organization from an unrelated trade or business that it regularly carries on, less the deductions directly connected with that trade or business. In addition, income arising from a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) that holds operating assets or is otherwise engaged in a trade or business generally will constitute UBTI. Notwithstanding the foregoing, UBTI generally does not include any dividend income, interest income, certain other categories of passive income, or capital gains realized by a tax-exempt organization, so long as such income is not “debt-financed”, as discussed below. The Managing General Partner believes that BREP should not be regarded as engaged in a trade or business, and anticipates that any operating assets held by BREP will be held through entities that are treated as corporations for U.S. federal income tax purposes.

The exclusion from UBTI does not apply to income from “debt-financed property”, which is treated as UBTI to the extent of the percentage of such income that the average acquisition indebtedness with respect to the property bears to the average tax basis of the property for the taxable year. If an entity treated as a partnership for U.S. federal income tax purposes incurs acquisition indebtedness, a tax-exempt partner in such partnership will be deemed to have acquisition indebtedness equal to its allocable portion of such acquisition indebtedness. If any such indebtedness were used by BREP or by BRELP to acquire property, such property generally would constitute debt-financed property, and any income from or gain from the disposition of such debt-financed property allocated to a tax-exempt organization generally would constitute UBTI to such tax-exempt organization. In addition, even if such indebtedness were not used either by BREP or by BRELP to acquire property but were instead used to fund distributions to LP Unitholders, if a tax-exempt organization subject to taxation in the United States were to use such proceeds to make an investment outside BREP, the IRS might assert that such investment constitutes debt-financed property to such LP Unitholder with the consequences noted above. BREP and BRELP currently do not have any outstanding indebtedness used to acquire property, and the Managing General Partner and the BRELP General Partner do not believe that BREP or BRELP will generate UBTI attributable to debt-financed property in the future. However, neither BREP nor BRELP is prohibited from incurring indebtedness, and no assurance can be provided that neither BREP nor BRELP will generate UBTI attributable to debt-financed property in the future. Tax-exempt U.S. Holders should consult an independent tax adviser regarding the tax consequences of an investment in LP Units.

Consequences to Non-U.S. Holders

Holding of LP Units and Other Considerations

The Managing General Partner and the BRELP General Partner intend to use commercially reasonable efforts to structure the activities of BREP and BRELP, respectively, to avoid the realization by

BREP and BRELP of income treated as effectively connected with a U.S. trade or business, including effectively connected income attributable to the sale of a “United States real property interest”, as defined in the U.S. Internal Revenue Code. Specifically, BREP intends not to make an investment, whether directly or through an entity which would be treated as a partnership for U.S. federal income tax purposes, if the Managing General Partner believes at the time of such investment that such investment would generate income treated as effectively connected with a U.S. trade or business. If, as anticipated, BREP is not treated as engaged in a U.S. trade or business or as deriving income which is treated as effectively connected with a U.S. trade or business, and provided that a Non-U.S. Holder is not itself engaged in a U.S. trade or business, then such Non-U.S. Holder generally will not be subject to U.S. tax return filing requirements solely as a result of owning LP Units and generally will not be subject to U.S. federal income tax on its allocable share of BREP’s interest and dividends from non-U.S. sources or gain from the sale or other disposition of securities or real property located outside of the United States.

However, there can be no assurance that the law will not change or that the IRS will not deem BREP to be engaged in a U.S. trade or business. If, contrary to the Managing General Partner’s expectations, BREP is treated as engaged in a U.S. trade or business, then a Non-U.S. Holder generally would be required to file a U.S. federal income tax return, even if no effectively connected income were allocable to it. If BREP were to have income treated as effectively connected with a U.S. trade or business, then a Non-U.S. Holder would be required to report that income and would be subject to U.S. federal income tax at the regular graduated rates. In addition, BREP generally would be required to withhold U.S. federal income tax on such Non-U.S. Holder’s distributive share of such income. A corporate Non-U.S. Holder might also be subject to branch profits tax at a rate of 30%, or at a lower treaty rate, if applicable.

In general, even if BREP is not engaged in a U.S. trade or business, and assuming a Non-U.S. Holder is not otherwise engaged in a U.S. trade or business, such holder will nonetheless be subject to a federal withholding tax equal to 30% of the gross amount of its allocable share of certain U.S.-source income (such as dividends and interest) which is not effectively connected with a U.S. trade or business. However, the Managing General Partner does not expect BREP to earn any such U.S.-source income. Accordingly, the 30% withholding tax is not expected to apply. If, contrary to expectation, BREP were to earn such income, then a Non-U.S. Holder’s allocable share of distributions of such income generally would be subject to U.S. withholding tax at a rate of 30%, or at a lower treaty rate, if applicable. A Non-U.S. Holder might be required to take additional steps to receive a credit or refund of any excess withholding tax paid on such holder’s account, which could include the filing of a non-resident U.S. income tax return with the IRS, unless such holder were not subject to U.S. tax based on its tax status or were otherwise eligible for a reduced rate of U.S. withholding under an applicable income tax treaty. Each Non-U.S. Holder should consult an independent tax adviser regarding the potential for the 30% withholding tax to apply to its allocable share of income of BREP.

Special rules may apply in the case of a Non-U.S. Holder subject to special rules, including, without limitation, any Non-U.S. Holder (i) that has an office or fixed place of business in the United States; (ii) that is present in the United States for 183 days or more in a taxable year; or (iii) that is (a) a former citizen or long-term resident of the United States, (b) a foreign insurance company that is treated as holding a partnership interest in BREP in connection with its U.S. business, (c) a PFIC, or (d) a corporation that accumulates earnings to avoid U.S. federal income tax. Each Non-U.S. Holder should consult an independent tax adviser regarding the application of these special rules.

Administrative Matters

Tax Matters Partner

The Managing General Partner will act as BREP’s “tax matters partner”. As the tax matters partner, the Managing General Partner will have the authority, subject to certain restrictions, to act on behalf of BREP in connection with any administrative or judicial review of BREP’s items of income, gain, loss, deduction, or credit.

Information Returns

BREP has agreed to use commercially reasonable efforts to provide U.S. tax information on its website (including IRS Schedule K-1 information needed to determine an LP Unitholder’s allocable share of BREP’s income, gain, losses, and deductions) no later than 90 days after the end of BREP’s taxable year. In addition, BREP will provide an IRS Schedule K-1 to any LP Unitholder that furnishes BREP or its agents with certain basic information regarding such holder’s LP Units. To assist each LP Unitholder in this regard, BREP maintains a website in respect of 2012 and subsequent taxation years. However, providing this U.S. tax information to LP Unitholders will be subject to delay in the event of, among other reasons, the late receipt of any necessary tax information from lower-tier entities. It is therefore possible that, in any taxable year, an LP Unitholder will need to apply for an extension of time to file such LP Unitholder’s tax returns.

In preparing this U.S. tax information, BREP will use various accounting and reporting conventions, some of which have been mentioned in the previous discussion, to determine an LP Unitholder’s share of income, gain, loss, and deduction. The IRS may successfully contend that certain of these reporting conventions are impermissible, which could result in an adjustment to an LP Unitholder’s income or loss.

BREP may be audited by the IRS. Adjustments resulting from an IRS audit could require an LP Unitholder to adjust a prior year’s tax liability and result in an audit of such holder’s own tax return. Any audit of an LP Unitholder’s tax return could result in adjustments not related to BREP’s tax returns, as well as those related to BREP’s tax returns.

Tax Shelter Regulations and Related Reporting Requirements

If BREP were to engage in a “reportable transaction”, BREP (and possibly LP Unitholders) would be required to make a detailed disclosure of the transaction to the IRS in accordance with regulations governing tax shelters and other potentially tax-motivated transactions. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or “transaction of interest”, or that it produces certain kinds of losses equal to or exceeding $2 million (or, in the case of certain foreign currency transactions, losses equal to or exceeding $50,000). An investment in BREP may be considered a “reportable transaction” if, for example, BREP were to recognize certain significant losses in the future. In certain circumstances, an LP Unitholder who disposes of an interest in a transaction resulting in the recognition by such holder of significant losses in excess of certain threshold amounts may be obligated to disclose its participation in such transaction. Certain of these rules are unclear, and the scope of reportable transactions can change retroactively. Therefore, it is possible that the rules may apply to transactions other than significant loss transactions.

Moreover, if BREP were to participate in a reportable transaction with a significant purpose to avoid or evade tax, or in any listed transaction, an LP Unitholder might be subject to significant accuracy-related penalties with a broad scope, for those persons otherwise entitled to deduct interest on federal tax deficiencies, non-deductibility of interest on any resulting tax liability, and in the case of a listed transaction, an extended statute of limitations. BREP does not intend to participate in any reportable transaction with a significant purpose to avoid or evade tax, nor does BREP intend to participate in any listed transactions. However, no assurance can be provided that the IRS will not assert that BREP has participated in such a transaction.

Each LP Unitholder should consult an independent tax adviser concerning any possible disclosure obligation under the regulations governing tax shelters with respect to the disposition of LP Units.

Taxable Year

BREP currently uses the calendar year as its taxable year for U.S. federal income tax purposes. Under certain circumstances which BREP currently believes are unlikely to apply, a taxable year other than the calendar year may be required for such purposes.

Constructive Termination

Subject to the electing large partnership rules described below, BREP will be considered to have been terminated for U.S. federal income tax purposes if there is a sale or exchange of 50% or more of our LP Units within a 12-month period.

A constructive termination of BREP would result in the close of its taxable year for all LP Unitholders. If an LP Unitholder reports on a taxable year other than a fiscal year ending on BREP’s year-end, and the LP Unitholder is otherwise subject to U.S. federal income tax, the closing of BREP’s taxable year may result in more than 12 months of BREP’s taxable income or loss being includable in such LP Unitholder’s taxable income for the year of the termination. BREP would be required to make new tax elections after a termination, including a new Section 754 Election. A constructive termination could also result in penalties and other adverse tax consequences if BREP were unable to determine that the termination had occurred. Moreover, a constructive termination might either accelerate the application of, or subject BREP to, any tax legislation enacted before the termination.

Elective Procedures for Large Partnerships

The U.S. Internal Revenue Code allows large partnerships to elect streamlined procedures for income tax reporting. This election would reduce the number of items that must be separately stated on the IRS Schedules K-1 that are issued to our LP Unitholders, and such IRS Schedules K-1 would have to be provided to holders on or before the first March 15 following the close of each taxable year. In addition, this election would prevent BREP from suffering a “technical termination” (which would close BREP’s taxable year and require that BREP make a new Section 754 Election) if, within a 12-month period, there were a sale or exchange of 50% or more of BREP’s total LP Units. Despite the foregoing benefits, there are also costs and administrative burdens associated with such an election. Consequently, as of this time, BREP has not elected to be subject to the reporting procedures applicable to large partnerships.

Backup Withholding

For each calendar year, BREP may be required to report to each LP Unitholder and to the IRS the amount of distributions that BREP pays, and the amount of tax (if any) that BREP withholds on these distributions. Under the backup withholding rules, an LP Unitholder may be subject to backup withholding tax with respect to distributions paid unless such holder: (i) is an exempt recipient and demonstrates this fact when required; or (ii) provides a taxpayer identification number, certifies as to no loss of exemption from backup withholding tax, and otherwise complies with the applicable requirements of the backup withholding tax rules. A U.S. Holder that is exempt should certify such status on a properly completed IRS Form W-9. A Non-U.S. Holder may qualify as an exempt recipient by submitting a properly completed IRS Form W-8. Backup withholding is not an additional tax. The amount of any backup withholding from a payment to an LP Unitholder will be allowed as a credit against such LP Unitholder’s U.S. federal income tax liability and may entitle such LP Unitholder to a refund from the IRS, provided the LP Unitholder supplies the required information to the IRS in a timely manner.

If an LP Unitholder does not timely provide BREP, or the applicable nominee, broker, clearing agent, or other intermediary, with IRS Form W-9 or IRS Form W-8, as applicable, or such form is not properly completed, then BREP may become subject to U.S. backup withholding taxes in excess of what would have been imposed had BREP or the applicable intermediary received properly completed forms from all LP Unitholders. For administrative reasons, and in order to maintain the fungibility of our LP Units, such excess U.S. backup withholding taxes may be treated by BREP as an expense that will be borne indirectly by all LP Unitholders on a pro rata basis (e.g., since it may be impractical for BREP to allocate any such excess withholding tax cost to our LP Unitholders that failed to timely provide the proper U.S. tax forms).

Foreign Account Tax Compliance

The Foreign Account Tax Compliance provisions of the Hiring Incentives to Restore Employment Act of 2010, commonly known as “FATCA”, impose a 30% withholding tax on “withholdable payments” made to a “foreign financial institution” or a “non-financial foreign entity”, unless such financial institution or entity satisfies certain information reporting or other requirements. Withholdable payments include certain U.S.-source income (such as interest, dividends, and other passive income) and gross proceeds from the sale or disposition of property that can produce U.S.-source interest or dividends. The withholding tax applies to withholdable payments made on or after July 1, 2014 (or January 1, 2017 in the case of gross proceeds). Based on the organizational structure of BREP, as well as BREP’s expected income and assets, our Managing General Partner currently believes that BREP is unlikely to receive or to make any such “withholdable payments” subject to 30% withholding tax under FATCA. Moreover, our Managing General Partner intends to ensure that BREP complies with FATCA, including by entering into an agreement with the IRS if necessary, so as to ensure that the 30% withholding tax does not apply to withholdable payments, if any, received by the Holding Entities or the Operating Entities.

If BREP’s organizational structure or the manner in which it holds its investments is modified in the future, including for the purpose of facilitating future acquisitions, then LP Unitholders may be required to properly certify their FATCA status (generally on IRS Form W-8 or IRS Form W-9, as applicable) and satisfy any other applicable requirements under FATCA to ensure that the 30% withholding tax does not apply to their allocable share of any payments made by BREP. In addition, special rules may apply to LP Unitholders who own LP Units directly and not through a broker. Such LP Unitholders should consult their own tax advisers regarding the consequences under FATCA of owning our LP Units in registered form.

The foregoing rules remain subject to modification by an applicable intergovernmental agreement between the United States and another country, such as the agreement in effect between the United States and Bermuda and the agreement in effect between the United States and Canada, for cooperation to facilitate the implementation of FATCA, or by future Treasury Regulations or guidance. LP Unitholders should consult their own tax advisers regarding the consequences under FATCA of an investment in our LP Units.

Information Reporting with Respect to Foreign Financial Assets

Under Treasury Regulations, U.S. individuals that own “specified foreign financial assets” with an aggregate fair market value exceeding either $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year generally are required to file an information report with respect to such assets with their tax returns. Significant penalties may apply to persons who fail to comply with these rules. Specified foreign financial assets include not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person, and any interest in a foreign entity. Upon the issuance of future Treasury Regulations, these information reporting requirements may apply to certain U.S. entities that own specified foreign financial assets. The failure to report information required under the current regulations could result in substantial penalties and in the extension of the statute of limitations with respect to federal income tax returns filed by an LP Unitholder. Each LP Unitholder should consult an independent tax adviser regarding the possible implications of these Treasury Regulations for an investment in LP Units.

Certain Effects of a Transfer of LP Units

BREP may allocate items of income, gain, loss, deduction, and credit using a monthly or other convention, whereby any such items recognized in a given month by BREP are allocated to LP Unitholders as of a specified date of such month. BRELP may invest in debt obligations or other securities for which the accrual of interest or income thereon is not matched by a contemporaneous receipt of cash. Any such accrued interest or other income would be allocated pursuant to such monthly or other convention. Consequently, LP Unitholders may recognize income in excess of cash distributions received from BREP, and any income so included by an LP Unitholder would increase the basis such LP Unitholder has in LP Units and would offset any gain (or increase the amount of loss) realized by such LP Unitholder on a subsequent disposition of its LP Units.

BRELP has invested and will continue to invest in certain Holding Entities and Operating Entities organized in non-U.S. jurisdictions, and income and gain from such investments may be subject to withholding and other taxes in such jurisdictions. If any such non-U.S. taxes were imposed on income allocable to an LP Unitholder, and such LP Unitholder were thereafter to dispose of its LP Units prior to the date distributions were made in respect of such income, under applicable provisions of the U.S. Internal Revenue Code and Treasury Regulations, the LP Unitholder to whom such income was allocated (and not the LP Unitholder to whom distributions were ultimately made) would, subject to other applicable limitations, be the party permitted to claim a credit for such non-U.S. taxes for U.S. federal income tax purposes. Thus an LP Unitholder may be affected either favorably or adversely by the foregoing rules. Complex rules may, depending on an LP Unitholder’s particular circumstances, limit the availability or use of foreign tax credits, and LP Unitholders are urged to consult an independent tax adviser regarding all aspects of foreign tax credits.

Nominee Reporting

Persons who hold an interest in BREP as a nominee for another person may be required to furnish to BREP:

                     (i)        the name, address and taxpayer identification number of the beneficial owner and the nominee;

                    (ii)        whether the beneficial owner is (a) a person that is not a U.S. person, (b) a foreign government, an international organization, or any wholly-owned agency or instrumentality of either of the foregoing, or (c) a tax-exempt entity;

                   (iii)        the amount and description of LP Units held, acquired, or transferred for the beneficial owner; and

                   (iv)        specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

Brokers and financial institutions may be required to furnish additional information, including whether they are U.S. persons and specific information on LP Units they acquire, hold, or transfer for their own account. A penalty of $100 per failure, up to a maximum of $1,500,000 per calendar year, generally is imposed by the U.S. Internal Revenue Code for the failure to report such information to BREP. The nominee is required to supply the beneficial owner of LP Units with the information furnished to BREP.

New Legislation or Administrative or Judicial Action

The U.S. federal income tax treatment of LP Unitholders depends, in some instances, on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. LP Unitholders should be aware that the U.S. federal income tax rules, particularly those applicable to partnerships, are constantly under review (including currently) by the Congressional tax-writing committees and other persons involved in the legislative process, the IRS, the U.S. Treasury Department and the courts, frequently resulting in revised interpretations of established concepts, statutory changes, revisions to regulations and other modifications and interpretations, any of which could adversely affect the value of LP Units and be effective on a retroactive basis. For example, changes to the U.S. federal tax laws and interpretations thereof could make it more difficult or impossible for BREP to be treated as a partnership that is not taxable as a corporation for U.S. federal income tax purposes, affect the tax considerations of owning LP Units, change the character or treatment of portions of BREP’s income, and adversely affect an investment in LP Units. Such changes could also affect or cause BREP to change the way it conducts its activities, affect the tax considerations of an investment in BREP, and otherwise change the character or treatment of portions of BREP’s income (including changes that recharacterize certain allocations as potentially non-deductible fees).

BREP’s organizational documents and agreements permit the Managing General Partner to modify the limited partnership agreement of BREP from time to time, without the consent of our LP Unitholders, to elect to treat BREP as a corporation for U.S. federal tax purposes, or to address certain changes in U.S. federal income tax regulations, legislation or interpretation. In some circumstances, such revisions could have a material adverse impact on some or all LP Unitholders.

THE FOREGOING DISCUSSION IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING. THE TAX MATTERS RELATING TO BREP AND LP UNITHOLDERS ARE COMPLEX AND

ARE SUBJECT TO VARYING INTERPRETATIONS. MOREOVER, THE EFFECT OF EXISTING INCOME TAX LAWS, THE MEANING AND IMPACT OF WHICH IS UNCERTAIN, AND OF PROPOSED CHANGES IN INCOME TAX LAWS WILL VARY WITH THE PARTICULAR CIRCUMSTANCES OF EACH LP UNITHOLDER, AND IN REVIEWING THIS FORM 20-F THESE MATTERS SHOULD BE CONSIDERED. EACH LP UNITHOLDER SHOULD CONSULT AN INDEPENDENT TAX ADVISER WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL, AND OTHER TAX CONSEQUENCES OF ANY INVESTMENT IN LP UNITS.

Material Canadian Federal Income Tax Considerations

The following is an accurate summary of the material Canadian federal income tax consequences under the Tax Act of the holding and disposition of our LP Units generally applicable to an LP Unitholder who, for the purposes of the Tax Act and at all relevant times, holds our LP Units as capital property, deals at arm’s length and is not affiliated with BREP, BRELP, the Managing General Partner, the BRELP General Partner, the BRELP GP LP and their respective affiliates (a “ Holder”). Generally, our LP Units will be considered to be capital property to a Holder, provided that the Holder does not use or hold our LP Units in the course of carrying on a business of trading or dealing in securities, and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a Holder (i)  that is a “financial institution” (as defined in the Tax Act) for the purpose of the “mark-to-market” rules, (ii)  that is a “specified financial institution” (as defined in the Tax Act), (iii)  who makes or has made a functional currency reporting election pursuant to section 261 of the Tax Act, (iv)  an interest in which would be a “tax shelter investment” (as defined in the Tax Act) or  who acquires an LP Unit as a “tax shelter investment” (and this summary assumes that no such persons hold our LP Units), (v) that has, directly or indirectly, a “significant interest” (as defined in subsection 34.2(1) of the Tax Act) in BREP, or (vi)  to whom any affiliate of BRELP is a “foreign affiliate” (as defined in the Tax Act). Any such Holders should consult their own tax advisers with respect to an investment in our LP Units.

This summary is based on the current provisions of the Tax Act, all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister prior to the date hereof (the “Tax Proposals”) and the current published administrative and assessing policies and practices of the CRA. This summary assumes that all Tax Proposals will be enacted in the form proposed but no assurance can be given that the Tax Proposals will be enacted in the form proposed or at all.

This summary does not otherwise take into account or anticipate any changes in law, whether by judicial, administrative or legislative action or decision, or changes in the CRA’s administrative and assessing policies and practices, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from those described herein. A Holder should consult their own tax advisers in respect of the provincial, territorial or foreign income tax consequences to them of holding and disposing of our LP Units.

This summary assumes that neither BREP nor BRELP will be considered to carry on business in Canada. The Managing General Partner and the BRELP General Partner intend to organize and conduct the affairs of each of these entities, to the extent possible, so that neither of these entities should be considered to carry on business in Canada for purposes of the Tax Act. However, no assurance can be given in this regard. If BREP or BRELP carry on business in Canada, the tax implications to BREP or BRELP and to Holders may be materially and adversely different than as set out in this Form 20-F. This summary also assumes that except for corporations that are organized in and resident in Canada, no subsidiary of BREP or BRELP will invest in any property in Canada or receive dividends, rents, interest or royalties from any Canadian resident person. However, no assurance can be given in this regard.

This summary also assumes that neither BREP nor BRELP is a “tax shelter” (as defined in the Tax Act) or “tax shelter investment”. However, no assurance can be given in this regard.

This summary also assumes that neither BREP nor BRELP will be a “SIFT partnership” at any relevant time for the purposes of SIFT Rules on the basis that neither BREP nor BRELP will be a “Canadian resident partnership” at any relevant time. However, there can be no assurance that the SIFT Rules will not be revised or amended such that the SIFT Rules will apply.

This summary does not address the deductibility of interest on money borrowed to acquire our LP Units.

This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representation with respect to the Canadian federal income tax consequences to any particular Holder is made. Consequently, Holders are advised to consult their own tax advisers with respect to their particular circumstances. See also Item 3.D “Risk Factors — Risks Related to Taxation — Canada”.

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of our LP Units must be expressed in Canadian dollars including any distributions, adjusted cost base and proceeds of disposition. For purposes of the Tax Act, amounts denominated in a currency other than the Canadian dollar generally must be converted into Canadian dollars using the rate of exchange quoted by the Bank of Canada at noon on the date such amounts arose, or such other rate of exchange as is acceptable to the CRA.

Holders Resident in Canada

The following portion of the summary is generally applicable to a Holder who, for purposes of the Tax Act and at all relevant times, is or is deemed to be resident in Canada (a “Resident Holder”).

Computation of Income or Loss

Each Resident Holder is required to include (or, subject to the “at-risk rules” discussed below, entitled to deduct) in computing his or her income for a particular taxation year, the Resident Holder’s pro rata share of BREP’s income (or loss) for its fiscal year ending in, or coincidentally with, the Resident Holder’s taxation year end, whether or not any of that income is distributed to the Resident Holder in the taxation year and regardless of whether our LP Units were held throughout such year.

BREP will not itself be a taxable entity and is not expected to be required to file an income tax return in Canada for any taxation year. However, BREP’s income (or loss) for a fiscal period for purposes of the Tax Act will be computed as if BREP were a separate person resident in Canada and the partners will be allocated a share of that income (or loss) in accordance with the Amended and Restated Limited Partnership Agreement of BREP. BREP’s income (or loss) will include its share of the income (or loss) of BRELP for a fiscal year determined in accordance with the Amended and Restated Limited Partnership Agreement of BRELP. For this purpose, BREP’s fiscal year end and that of BRELP will be December 31.

BREP’s income for tax purposes for a given fiscal year will be allocated to each Resident Holder in an amount calculated by multiplying such income that is allocable to LP Unitholders by a fraction, the numerator of which is the sum of the distributions received by such Resident Holder with respect to such fiscal year and the denominator of which is the aggregate amount of the distributions made by BREP to all LP Unitholders with respect to such fiscal year.

If, with respect to a given fiscal year, no distribution is made by BREP to LP Unitholders or BREP has a loss for tax purposes, one quarter of its income, or loss, as the case may be, for tax purposes for such fiscal year that is allocable to our LP Unitholders will be allocated to the LP Unitholders of record at the end of each calendar quarter ending in such fiscal year in the proportion that the number of our LP Units held at each such date by an LP Unitholder is of the total number of our LP Units that are issued and outstanding at each such date.

BREP’s income as determined for purposes of the Tax Act may differ from its income as determined for accounting purposes and may not be matched by cash distributions. The above allocations of income for Canadian tax purposes are subject to a special allocation of income for Canadian tax purposes, that would allocate to Brookfield or certain of its affiliates for Canadian income tax purposes only, a portion of certain gains recognized in respect of a disposition of shares of CanHoldco which will reduce, to the extent provided in the relevant partnership agreement, the income for Canadian tax purposes, if any, allocated to LP Unitholders associated with such gains, if any. In addition, for purposes of the Tax Act, all income (or losses) of BREP and BRELP must be calculated in Canadian currency. Where BREP (or BRELP) holds investments denominated in U.S. dollars or other foreign currencies, gains and losses may be realized by BREP as a consequence of fluctuations in the relative values of the Canadian and foreign currencies.

In computing BREP’s income (or loss), deductions may be claimed in respect of reasonable administrative costs, interest and other expenses incurred by BREP for the purpose of earning income, subject to the relevant provisions of the Tax Act. BREP may also deduct from its income for the year a portion of the reasonable expenses, if any, incurred by BREP to issue our LP Units. The portion of such issue expenses deductible by BREP in a taxation year is 20% of such issue expenses, pro-rated where BREP’s taxation year is less than 365 days. BREP and BRELP may be required to withhold and remit Canadian federal withholding tax on any management or administration fees or charges paid or credited to a non-resident person, to the extent that such management or administration fees or charges are deductible in computing BREP’s or BRELP’s income from a source in Canada.

In general, a Resident Holder’s share of BREP’s income (or loss) from a particular source will be treated as if it were income (or loss) of the Resident Holder from that source, and any provisions of the Tax Act applicable to that type of income (or loss) will apply to the Resident Holder. BREP will invest in limited partnership units of BRELP. In computing BREP’s income (or loss) under the Tax Act, BRELP will itself be deemed to be a separate person resident in Canada which computes its income (or loss) and allocates to its partners their respective share of such income (or loss). Accordingly, the source and character of amounts included in (or deducted from) the income of Resident Holders on account of income (or loss) earned by BRELP generally will be determined by reference to the source and character of such amounts when earned by BRELP.

The characterization by the CRA of gains realized by BREP or BRELP on the disposition of investments as either capital gains or income gains will depend largely on factual considerations, and no conclusions are expressed in this Form 20-F.

            A Resident Holder’s share of taxable dividends received or considered to be received by BREP in a fiscal year from a corporation resident in Canada will be treated as a dividend received by the Resident Holder and will be subject to the normal rules in the Tax Act applicable to such dividends, including the enhanced gross-up and dividend tax credit for “eligible dividends” (as defined in the Tax Act) when the dividend received by BRELP is designated as an “eligible dividend”.

Foreign taxes paid by BREP or BRELP and taxes withheld at source on amounts paid or credited to BREP or BRELP (other than for the account of a particular partner) will be allocated pursuant to the governing partnership agreement. Each Resident Holder’s share of the “business-income tax” and “non-business-income tax” paid to the government of a foreign country for a year will be creditable against its Canadian federal income tax liability to the extent permitted by the detailed foreign tax credit rules contained in the Tax Act. Although the foreign tax credit provisions are designed to avoid double taxation, the maximum credit is limited. Because of this, and because of timing differences in recognition of expenses and income and other factors, the foreign tax credit provisions may not provide a full foreign tax credit for the “business-income tax” and “non-business-income tax” paid by BREP or BRELP to the government of a foreign country. Under the Foreign Tax Credit Generator Rules, the foreign “business-income tax” or “non-business-income tax” allocated to a Resident Holder for the purpose of determining such Resident Holder’s foreign tax credit for any taxation year may be limited in certain circumstances, including where a Resident Holder’s share of BREP’s income under the income tax laws of any country (other than Canada) under whose laws any income of BREP is subject to income taxation (the “Relevant Foreign Tax Law”) is less than the Resident Holder’s share of such income for purposes of the Tax Act. For this purpose, a Resident Holder is not considered to have a lesser direct or indirect share of the income of BREP or BRELP under the Relevant Foreign Tax Law than for the purposes of the Tax Act solely because, among other reasons, of a difference between the Relevant Foreign Tax Law and the Tax Act in the manner of computing the income of BREP or BRELP or in the manner of allocating the income of BREP or BRELP because of the admission or withdrawal of a partner. No assurance can be given that the Foreign Tax Credit Generator Rules will not apply to any Resident Holder. If the Foreign Tax Credit Generator Rules apply, the allocation to a Resident Holder of foreign “business-income tax” or “non-business-income tax” paid by BREP or BRELP, and therefore such Resident Holder’s foreign tax credits, will be limited.

BREP and BRELP will be deemed to be a non-resident person in respect of certain amounts paid or credited or deemed to be paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Dividends or interest (other than interest exempt from Canadian federal withholding tax) paid or deemed to be paid by a person resident or deemed to be resident in Canada to BRELP will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. However, the CRA’s administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through the partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-resident partners may be entitled to under an applicable income tax treaty or convention, provided that the residency status and entitlement to the treaty benefits can be established. In determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to BRELP, the Managing General Partner and the BRELP General Partner expect the Holding Entities to look-through BRELP and BREP to the residency of BREP’s partners (including partners who are residents in Canada) and to take into account any reduced rates of Canadian federal withholding tax that non-resident partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to BRELP. However, there can be no assurance that the CRA would apply its administrative practice in this context. Under the Treaty, a Canadian-resident payer is required in certain circumstances to look-through fiscally transparent partnerships, such as BREP and BRELP, to the residency and Treaty entitlements of their partners and take into account the reduced rates of Canadian federal withholding tax that such partners may be entitled to under the Treaty. Under the Amended and Restated Limited Partnership Agreement of BREP, the amount of any taxes withheld or paid by BREP, BRELP or the Holding Entities in respect of our LP Units may be treated either as a distribution to our LP Unitholders or as a general expense of BREP, as determined by the Managing General Partner in its sole discretion. However, the Managing General Partner’s current intention is to treat all such amounts as a distribution to our LP Unitholders.

If BREP incurs losses for tax purposes, each Resident Holder will be entitled to deduct in the computation of income for tax purposes the Resident Holder’s pro rata share of any net losses for tax purposes of BREP for its fiscal year to the extent that the Resident Holder’s investment is “at-risk” within the meaning of the Tax Act. The Tax Act contains “at-risk rules” which may, in certain circumstances, restrict the deduction of a limited partner’s share of any losses of a limited partnership. The Managing General Partner and the BRELP General Partner do not anticipate that BREP or BRELP will incur losses but no assurance can be given in this regard. Accordingly, Resident Holders should consult their own tax advisers for specific advice with respect to the potential application of the “at-risk rules”.

            Section 94.1 of the Tax Act contains rules relating to investments by a taxpayer in Non-Resident Entities that could, in certain circumstances, cause income to be imputed to Resident Holders, either directly or by way of allocation of such income imputed to BREP or BRELP. These rules would apply if it is reasonable to conclude, having regard to all the circumstances, that one of the main reasons for the Resident Holder, BREP or BRELP acquiring, holding or having an investment in a Non-Resident Entity is to derive a benefit from portfolio investments in certain assets from which the Non-Resident Entity may reasonably be considered to derive its value in such a manner that taxes under the Tax Act on income, profits and gains from such assets for any year are significantly less than they would have been if such income, profits and gains had been earned directly. In determining whether this is the case, section 94.1 of the Tax Act provides that consideration must be given to, among other factors, the extent to which the income, profits and gains for any fiscal period are distributed in that or the immediately following fiscal period. No assurance can be given that section 94.1 of the Tax Act will not apply to a Resident Holder, BREP or BRELP. If these rules apply to a Resident Holder, BREP or BRELP, income, determined by reference to a prescribed rate of interest plus two percent applied to the “designated cost”, as defined in section 94.1 of the Tax Act, of the interest in the Non-Resident Entity, will be imputed directly to the Resident Holder or to BREP or BRELP and allocated to the Resident Holder in accordance with the rules in section 94.1 of the Tax Act. The rules in section 94.1 of the Tax Act are complex and Resident Holders should consult their own tax advisers regarding the application of these rules to them in their particular circumstances.

Any Non-Resident Subsidiaries in which BRELP directly invests are expected to be CFAs of BRELP. Dividends paid to BRELP by a CFA of BRELP will be included in computing the income of BRELP. To the extent that any CFA of BRELP or any Indirect CFA earns income that is characterized as FAPI in a particular taxation year of the CFA or Indirect CFA, the FAPI allocable to BRELP under the rules in the Tax Act must be included in computing the income of BRELP for Canadian federal income tax purposes for the fiscal period of BRELP in which the taxation year of that CFA or Indirect CFA ends, whether or not BRELP actually receives a distribution of that FAPI. BREP will include its share of such FAPI of BRELP in computing its income for Canadian federal income tax purposes and Resident Holders will be required to include their proportionate share of such FAPI allocated from BREP in computing their income for Canadian federal income tax purposes. As a result, Resident Holders may be required to include amounts in their income even though they have not and may not receive an actual cash distribution of such amounts. If an amount of FAPI is included in computing the income of BRELP for Canadian federal income tax purposes, an amount may be deductible in respect of the “foreign accrual tax” applicable to the FAPI. Any amount of FAPI included in income net of the amount of any deduction in respect of “foreign accrual tax” will increase the adjusted cost base to BRELP of its shares of the particular CFA in respect of which the FAPI was included. At such time as BRELP receives a dividend of this type of income that was previously included in BRELP’s income as FAPI, such dividend will effectively not be included in computing the income of BRELP and there will be a corresponding reduction in the adjusted cost base to BRELP of the particular “foreign affiliate” shares. Under the Foreign Tax Credit Generator Rules, the “foreign accrual tax” applicable to a particular amount of FAPI included in BRELP’s income in respect of a particular CFA of BRELP may be limited in certain specified circumstances, including where the direct or indirect share of the income of any member of BRELP (which is deemed for this purpose to include a Resident Holder) that is a person resident in Canada or a “foreign affiliate” of such a person is, under a Relevant Foreign Tax Law, less than such member’s share of such income for purposes of the Tax Act. No assurance can be given that the Foreign Tax Credit Generator Rules will not apply to BRELP. For this purpose, a Resident Holder is not considered to have a lesser direct or indirect share of the income of BRELP under the Relevant Foreign Tax Law than for purposes of the Tax Act solely because, among other reasons, of a difference between the Relevant Foreign Tax Law and the Tax Act in the manner of computing the income of BRELP or in the manner of allocating the income of BRELP because of the admission or withdrawal of a partner. If the Foreign Tax Credit Generator Rules apply, the “foreign accrual tax” applicable to a particular amount of FAPI included in BRELP’s income in respect of a particular “foreign affiliate” of BRELP will be limited.

Disposition of LP Units

The disposition by a Resident Holder of an LP Unit will result in the realization of a capital gain (or capital loss) by such Resident Holder in the amount, if any, by which the proceeds of disposition of our LP Unit, less any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base of such LP Unit. In general, the adjusted cost base of a Resident Holder’s LP Units will be equal to: (i) the actual cost of our LP Units (excluding any portion thereof financed with limited recourse indebtedness); plus (ii) the pro rata share of BREP’s income allocated to the Resident Holder for BREP’s fiscal years ending before the relevant time; less (iii) the aggregate of the pro rata share of BREP’s losses allocated to the Resident Holder (other than losses which cannot be deducted because they exceed the Resident Holder’s “at-risk” amount) for BREP’s fiscal years ending before the relevant time; and less (iv) the Resident Holder’s distributions received from BREP before the relevant time. The adjusted cost base of each of our LP Units will be subject to the averaging provisions contained in the Tax Act.

            Where a Resident Holder disposes of all of its LP Units, it will no longer be a partner of BREP. If, however, a Resident Holder is entitled to receive a distribution from BREP after the disposition of all such LP Units, then the Resident Holder will be deemed to dispose of our LP Units at the later of: (i) the end of BREP’s fiscal year during which the disposition occurred; and (ii) the date of the last distribution made by BREP to which the Resident Holder was entitled. The pro rata share of BREP’s income (or loss) for tax purposes for a particular fiscal year which is allocated to a Resident Holder who has ceased to be a partner will generally be added (or deducted) in the computation of the adjusted cost base of the Resident Holder’s LP Units immediately prior to the time of the disposition. These rules are complex and Resident Holders should consult their own tax advisers for advice with respect to the specific tax consequences to them of disposing of our LP Units.

A Resident Holder will realize a deemed capital gain if, and to the extent that, the adjusted cost base of the Resident Holder’s LP Units is negative at the end of any fiscal year of BREP. In such a case, the adjusted cost base of the Resident Holder’s LP Units will be nil at the beginning of BREP’s next fiscal year.

Taxation of Capital Gains and Capital Losses

In general, one-half of a capital gain realized by a Resident Holder must be included in computing such Resident Holder’s income as a taxable capital gain. One-half of a capital loss is deducted as an allowable capital loss against taxable capital gains realized in the year and any remainder may be deducted against net taxable capital gains in any of the three years preceding the year or any year following the year to the extent and under the circumstances described in the Tax Act. Special rules in the Tax Act may apply to disallow the one-half treatment on all or a portion of a capital gain realized on a disposition of our LP Units to a tax-exempt person or a non-resident person. Resident Holders contemplating such a disposition should consult their own tax advisers in this regard.

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6  2/3 % on its “aggregate investment income” (as defined in the Tax Act) for the year, which is defined to include taxable capital gains.

Eligibility for Investment

Provided that our LP Units are listed on a “designated stock exchange”, which currently includes the TSX and the NYSE, our LP Units will be “qualified investments” under the Tax Act for a trust governed by an RRSP, deferred profit sharing plan, RRIF, registered education savings plan, registered disability savings plan, and a TFSA. However, there can be no assurance that tax laws relating to qualified investments will not change. Taxes may be imposed in respect of the acquisition or holding of non-qualified investments by such registered plans and certain other taxpayers and with respect to the acquisition or holding of “prohibited investments” by a TFSA or an RRSP or RRIF.

Notwithstanding the foregoing, a holder of a TFSA or an annuitant under an RRSP or RRIF, as the case may be, will be subject to a penalty tax if our LP Units held in the TFSA, RRSP or RRIF are a “prohibited investment” as defined in the Tax Act for the TFSA, RRSP or RRIF, as the case may be. Generally, our LP Units will not be a “prohibited investment” if the holder of the TFSA or the annuitant under the RRSP or RRIF, as applicable, deals at arm’s length with BREP for purposes of the Tax Act and does not have a “significant interest” as defined in the Tax Act in BREP. Prospective holders who intend to hold our LP Units in a TFSA, RRSP or RRIF should consult with their own tax advisers regarding the application of the foregoing prohibited investment rules having regard to their particular circumstances.

Alternative Minimum Tax

Resident Holders that are individuals or trusts may be subject to the alternative minimum tax rules. Such Resident Holders should consult their own tax advisers.

Holders Not Resident in Canada

The following portion of the summary is generally applicable to a Holder who, for purposes of the Tax Act and at all relevant times, is not, and is not deemed to be, resident in Canada and who does not use or hold and is not deemed to use or hold its LP Units in connection with a business carried on in Canada (a “Non-Resident Holder”).

            The following portion of the summary assumes that (i) our LP Units are not and will not, at any relevant time, constitute “taxable Canadian property” of any Non-Resident Holder and (ii) BREP and BRELP will not dispose of property that is “taxable Canadian property”. “Taxable Canadian property” includes, but is not limited to, property that is used or held in a business carried on in Canada and shares of corporations that are not listed on a “designated stock exchange” if more than 50% of the fair market value of the shares is derived from certain Canadian properties during the 60-month period immediately preceding the particular time. In general, our LP Units will not constitute “taxable Canadian property” of any Non-Resident Holder at a particular time, unless (a) at any time during the 60-month period immediately preceding the particular time, more than 50% of the fair market value of our LP Units was derived, directly or indirectly excluding through a corporation, partnership or trust, the shares or interests in which were not themselves “taxable Canadian property”), from one or any combination of (i) real or immovable property situated in Canada, (ii) “Canadian resource property”, (iii) “timber resource property”, and (iv) options in respect of, or interests in, or for civil law rights in, such property, whether or not such property exists, or (b) our LP Units are otherwise deemed to be “taxable Canadian property”. Since

BREP’s assets will consist principally of units of BRELP, our LP Units would generally be “taxable Canadian property” at a particular time if the units of BRELP held by BREP derived, directly or indirectly excluding through a corporation, partnership or trust, the shares or interests in which were not themselves “taxable Canadian property” more than 50% of their fair market value from properties described in (i) to (iv) above, at any time in the 60-month period preceding the particular time. The Managing General Partner and the BRELP General Partner do not expect our LP Units to be “taxable Canadian property” of any Non-Resident Holder and they do not expect BREP or BRELP to dispose of “taxable Canadian property”. However, no assurance can be given in these regards. See Item 3.D “Risk Factors — Risks Related to Taxation — Canada”.

Special rules, which are not discussed in this summary, may apply to a Non-Resident Holder that is an insurer carrying on business in Canada and elsewhere.

Taxation of Income or Loss

A Non-Resident Holder will not be subject to Canadian federal income tax under Part I of the Tax Act on its share of income from a business carried on by BREP (or BRELP) outside Canada or the non-business income earned by BREP (or BRELP) from sources in Canada. However, a Non-Resident Holder may be subject to Canadian federal withholding tax under Part XIII of the Tax Act, as described below. The Managing General Partner and the BRELP General Partner intend to organize and conduct the affairs of BREP and BRELP, to the extent possible, such that Non-Resident Holders should not be considered to be carrying on business in Canada solely by virtue of holding our LP Units. However, no assurance can be given in this regard.

BREP and BRELP will be deemed to be a non-resident person in respect of certain amounts paid or credited or deemed to be paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Dividends or interest (other than interest exempt from Canadian federal withholding tax) paid or deemed to be paid by a person resident or deemed to be resident in Canada to BRELP will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. However, the CRA’s administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through the partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-resident partners may be entitled to under an applicable income tax treaty or convention, provided that the residency status and entitlement to the treaty benefits can be established. In determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to BRELP, the Managing General Partner and the BRELP General Partner expect the Holding Entities to look-through BRELP and BREP to the residency of BREP’s partners (including partners who are residents of Canada) and to take into account any reduced rates of Canadian federal withholding tax that non-resident partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to BRELP. However, there can be no assurance that the CRA would apply its administrative practice in this context. Under the Treaty, a Canadian-resident payer is required in certain circumstances to look through fiscally transparent partnerships, such as BREP and BRELP, to the residency and Treaty entitlements of their partners and take into account the reduced rates of Canadian federal withholding tax that such partners may be entitled to under the Treaty. Under the Amended and Restated Limited Partnership Agreement of BREP, the amount of any taxes withheld or paid by BREP, BRELP or the Holding Entities in respect of our LP Units may be treated either as a distribution to our LP Unitholders or as a general expense of BREP, as determined by the Managing General Partner in its sole discretion. However, the Managing General Partner’s current intention is to treat all such amounts as a distribution to our LP Unitholders.

Bermuda Tax Considerations

As a Bermuda exempted limited partnership and under current Bermuda law, neither BREP nor BRELP is subject to tax on profits, income or dividends, nor is there any capital gains tax, estate duty or death duty in Bermuda.

Furthermore, each of BREP and BRELP has received an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 (as amended), that in the event that Bermuda enacts any legislation imposing tax computed on profits, income, any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, each of BREP and BRELP and none of its operations or its shares, debentures or other obligations shall be exempt from the imposition of such tax until 31 March 2035, provided that such exemption shall not prevent the application of any tax payable in accordance with the provisions of the Land Tax Act, 1967 or otherwise payable in relation to land in Bermuda leased to BREP or BRELP.

10.F             DIVIDENDS AND PAYING AGENTS

Not applicable.

10.G            STATEMENT OF EXPERTS

Not applicable.

10.H            DOCUMENTS ON DISPLAY

Any statement in this Form 20-F about any of our contracts or other documents is not necessarily complete. If the contract or document is filed as an exhibit to this Form 20-F the contract or document is deemed to modify the description contained in this Form 20-F. You must review the exhibits themselves for a complete description of the contract or document.

Brookfield Asset Management is subject to the information filing requirements of the Exchange Act, and accordingly is required to file periodic reports and other information with the SEC. As a foreign private issuer under the SEC’s regulations, we will file annual reports on a Form 20-F and other reports on Form 6-K. The information disclosed in our reports may be less extensive than that required to be disclosed in annual and quarterly reports on Forms 10-K and 10-Q required to be filed with the SEC by U.S. issuers. Moreover, as a foreign private issuer, we will not be subject to the proxy requirements under Section 14 of the Exchange Act, and our directors and principal shareholders are not subject to the insider short swing profit reporting and recovery rules under Section 16 of the Exchange Act.

            The contracts and other documents referred to in this Form 20-F, and our and Brookfield Asset Management’s SEC filings are and will be available at the SEC’s website at www.sec.gov, respectively. You may also read and copy any document Brookfield Renewable or Brookfield Asset Management files with the SEC at the public reference facilities maintained by the SEC at SEC Headquarters, Public Reference Section, 100 F Street, N.E., Washington D.C. 20549. You may obtain information on the operation of the SEC’s public reference facilities by calling the SEC at 1-800-SEC-0330.

In addition, Brookfield Renewable and Brookfield Asset Management are required to file documents required by Canadian securities laws electronically with Canadian securities regulatory authorities and these filings are available on Brookfield Renewable’s or Brookfield Asset Management’s SEDAR profile at www.sedar.com. Written requests for such documents should be directed to our Corporate Secretary at 73 Front Street, 5 th Floor, Hamilton, HM 12, Bermuda.

10.I              SUBSIDIARY INFORMATION

Not applicable.

ITEM 11.      QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

See the information contained in this Form 20-F under Item 5.A “Operating Results — Risk Management and Financial Instruments”.

ITEM 12.      DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES

Not applicable.

PART II

ITEM 13.      DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES

None.

ITEM 14.      MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.      CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

                   Our management, with the participation of the chief executive officer and chief financial officer of the Service Provider, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (Exchange Act)), as of the end of the period covered by this Form 20-F. Based on such evaluation, persons performing the functions of principal executive and principal financial officers for us and the Service Provider have concluded that as of December 31, 2013, our disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that material information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and that such information is accumulated and communicated to our management, including persons performing the functions of principal executive and principal financial officers, as appropriate, to allow timely decisions regarding required disclosure. While disclosure controls and procedures and internal controls over financial reporting were adequate and effective we continue to implement certain measures to strengthen control processes and procedures.

Changes in Internal Control

                   There were no changes in our internal control over financial reporting identified in management’s evaluation pursuant to Rules 13a-15(d) or 15d-15(d) of the Exchange Act during the period covered by this Form 20-F that materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Management’s Report on Internal Control over Financial Reporting

                   The Form 20-F does not include a report of management’s assessment regarding internal control over financial reporting or an attestation report of our independent registered public accounting firm due to a transition period established by the rules of the SEC for newly public companies.

Limitations on Effectiveness of Controls and Procedures

                   In designing and evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives. In addition, the design of disclosure controls and procedures must reflect the fact that there are resource constraints and that management is required to apply judgment in evaluating the benefits of possible controls and procedures relative to their costs.

ITEM 16.      [RESERVED]

16.A            AUDIT COMMITTEE FINANCIAL EXPERT

Our Managing General Partner’s board of directors has determined that Patricia Zuccotti possesses specific accounting and financial management expertise and that she is the audit committee financial expert as defined by the SEC, and that she is independent within the meaning of the rules of the NYSE. Our Managing General Partner’s Board has also determined that other members of the Audit Committee have sufficient experience and ability in finance and compliance matters to enable them to adequately discharge their responsibilities.

16.B            CODE OF ETHICS

Brookfield Renewable has adopted a Code of Business Conduct and Ethics (‘‘Code’’) that applies to the members of the board of directors of our Managing General Partner, our partnership and any officers or employees of our Managing General Partner. The Code has been updated as of August 2013 and we have posted a copy of the current Code on our website at www.brookfieldrenewable.com/about/governance.

16.C            PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our Managing General Partner has retained Ernst & Young LLP to act as our partnership’s independent registered chartered accountants.

The table below summarizes the fees for professional services rendered by Ernst & Young LLP:

	2013	2012	2011
	E & Y Fees	E & Y Fees	E & Y Fees	D & T Fees (1)
Audit Fees (2)	6,909,639	6,611,360	4,230,049	2,481,671
Audit-related fees (3) (4)	650,191	1,385,814	474,954	99,029
Tax fees (4) (5)	600,872	608,365	202,807	-

(1)           Excludes fees paid by the Fund.

(2)           Audit fees relate to the fiscal year audit notwithstanding when the fees and expense were billed or when the services were rendered.

(3)           Audit-related fees include services performed in connection with the management information circular related to the Combination, audits of pension plans and other services and administrative charges. Audit-related fees also include work performed on prospectuses issued with regard to the secondary offerings of Brookfield Renewable's units by Brookfield and preferred shares, as well as work performed in connection with 20-F and NYSE listing.

(4)           Includes fees for services invoiced during the fiscal year notwithstanding when the services were rendered.

(5)           Includes professional services related to tax compliance, tax advice and tax planning in connection with domestic and foreign operations and corresponding tax implications.

The audit committee of our Managing General Partner pre-approves all audit and non-audit services provided to our partnership by Ernst & Young LLP.

16.D            EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

None.

16.E            PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASER

Brookfield Renewable may from time-to-time, subject to applicable law, purchase our LP Units for cancellation in the open market, provided that any necessary approval has been obtained. Brookfield has also advised our partnership that it may from time-to-time, subject to applicable law, purchase our LP Units in the market without making an offer to all LP Unitholders.

16.F             CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

16.G            CORPORATE GOVERNANCE

Our corporate practices are not materially different from those required of domestic limited partnerships under the NYSE listing standards.

PART III

ITEM 17.      FINANCIAL STATEMENTS

Not applicable.

ITEM 18.      FINANCIAL STATEMENTS

See the list of financial statements on page F-1, which are filed as part of this Form 20-F.

ITEM 19.      EXHIBITS

Number	Description
1.1	Certificate of Registration of Brookfield Renewable Energy Partners L.P., dated June 29, 2011.*

1.2	Certificate of Deposit of Supplementary Certificate of Brookfield Renewable Energy Partners L.P., dated August 29, 2011.*

1.3	Certificate of Deposit of Supplementary Certificate of Brookfield Renewable Energy Partners L.P. dated December 21, 2011.*

1.4	Certificate of Deposit of Supplementary Certificate of Brookfield Renewable Energy Partners L.P., dated May 11, 2012.*

1.5	Certificate of Deposit of Memorandum of Increase of Share Capital, dated November 23, 2011.*

1.6	Amended and Restated Limited Partnership Agreement of Brookfield Renewable Energy Partners L.P., dated November 20, 2011.*

1.7	Articles of Incorporation of Brookfield Renewable Partners Limited.*

1.8	Form 13 Amending the Registered Office of Brookfield Renewable Partners Limited.*

1.9	Bye-laws of Brookfield Renewable Partners Limited.***

4.1	Amended and Restated Limited Partnership Agreement of Brookfield Renewable Energy L.P., dated November 20, 2011.*

4.2

Amended and Restated Master Services Agreement, dated January 20, 2014, by and among Brookfield Asset Management Inc., Brookfield Renewable Energy Partners L.P., Brookfield Renewable Energy L.P., and others.**

4.3

Relationship Agreement, dated November 28, 2011, by and among Brookfield Renewable Energy Partners L.P., Brookfield Renewable Energy L.P., the Service Provider,Brookfield Asset Management Inc., and others.*

4.4	Registration Rights Agreement, dated November 28, 2011, between Brookfield Renewable Energy Partners L.P. and Brookfield Asset Management Inc.*

4.5

Combination Agreement, dated September 12, 2011, by and among Brookfield Renewable Power Inc., Brookfield Renewable Power Fund, Brookfield Renewable Power Trust and Brookfield Renewable Energy Partners L.P.*

4.6	Amended and Restated Indenture, dated as of November 23, 2011, among Brookfield Renewable Energy Partners ULC (formerly BRP Finance ULC), BNY Trust Company of Canada and The Bank of New York Mellon.*

4.7

Amended and Restated Guarantee Indenture, dated November 25, 2011, by and among Brookfield Renewable Energy Partners L.P., Brookfield Renewable Energy L.P., Brookfield BRP Holdings (Canada) Inc., BRP Bermuda Holdings I Limited, Brookfield Renewable Power Preferred Equity Inc., and Computershare Trust Company of Canada (Class A Preference Shares, Series 1).*

4.8

Amended and Restated Guarantee Indenture, dated November 25, 2011, by and among Brookfield Renewable Energy Partners L.P., Brookfield Renewable Energy L.P., Brookfield BRP Holdings (Canada) Inc., BRP Bermuda Holdings I Limited, Brookfield Renewable Power Preferred Equity Inc., and Computershare Trust Company of Canada (Class A Preference Shares, Series 2).*

4.9	Guarantee, dated November 23, 2011, by Brookfield Renewable Energy L.P. and BNY Trust Company of Canada.*

4.10	Guarantee, dated November 23, 2011, by Brookfield Renewable Energy Partners L.P. and BNY Trust Company of Canada.*

4.11	Guarantee, dated November 23, 2011, by BRP Bermuda Holdings I Limited and BNY Trust Company of Canada.*

4.12	Guarantee, dated November 23, 2011, by Brookfield BRP Holdings (Canada) Inc. and BNY Trust Company of Canada.*

4.13	First Amendment to Amended and Restated Limited Partnership Agreement of Brookfield Renewable Energy L.P., dated May 4, 2012.*

4.14	Energy Revenue Agreement, dated November 23, 2011, between Brookfield Energy Marketing LP and Brookfield Power US Holding America Co.*

4.15

Guarantee Indenture, dated October 11, 2012, by and among Brookfield Renewable Energy Partners L.P., Brookfield Renewable Energy L.P., Brookfield BRP Holdings (Canada) Inc., BRP Bermuda Holdings I Limited, Brookfield Renewable Power Preferred Equity Inc., and Computershare Trust Company of Canada (Class A Preference Shares, Series 3).*

4.16

Guarantee Indenture, dated October 11, 2012, by and among Brookfield Renewable Energy Partners L.P., Brookfield Renewable Energy L.P., Brookfield BRP Holdings (Canada) Inc., BRP Bermuda Holdings I Limited, Brookfield Renewable Power Preferred Equity Inc., and Computershare Trust Company of Canada (Class A Preference Shares, Series 4).*

4.17

Guarantee Indenture, dated January 29, 2013, by and among Brookfield Renewable Energy Partners L.P., Brookfield Renewable Energy L.P., Brookfield BRP Holdings (Canada) Inc., BRP Bermuda Holdings I Limited, Brookfield Renewable Power Preferred Equity Inc., and Computershare Trust Company of Canada (Class A Preference Shares, Series 5).*

4.18

Guarantee Indenture, dated May 1, 2013, by and among Brookfield Renewable Energy Partners L.P., Brookfield Renewable Energy L.P., Brookfield BRP Holdings (Canada) Inc., BRP Bermuda Holdings I Limited, Brookfield Renewable Power Preferred Equity Inc., and Computershare Trust Company of Canada (Class A Preference Shares, Series 6).*

8.1	List of all significant subsidiaries (as defined in §210-1.02(w) of Regulation S-X) of Brookfield Renewable Energy Partners L.P. (incorporated by reference to Item 4.C “Organizational Structure”).***

12.1

Certification of Richard Legault, Chief Executive Officer of BRP Energy Group L.P., the Service Provider of Brookfield Renewable Energy Partners L.P., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.***

12.2

Certification of Sachin Shah, Chief Financial Officer of BRP Energy Group L.P., the Service Provider of Brookfield Renewable Energy Partners L.P., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.***

13.1

Certification of Richard Legault, Chief Executive Officer of BRP Energy Group L.P., the Service Provider of Brookfield Renewable Energy Partners L.P., pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes Oxley Act of 2002.***

13.2

Certification of Sachin Shah, Chief Financial Officer of BRP Energy Group L.P., the Service Provider of Brookfield Renewable Energy Partners L.P., pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes Oxley Act of 2002.***

15.1	Board of Directors Charter of the Managing General Partner of Brookfield Renewable Energy Partners L.P.***

15.2	Audit Committee Charter of the Managing General Partner of Brookfield Renewable Energy Partners L.P.***

15.3	Consent of Ernst & Young LLP.***

*	Filed as an exhibit to Amendment No. 6 to Registration Statement on Form 20-F on May 16, 2013, and incorporated herein by reference.
**	Filed as an exhibit to form 6-K on February 13, 2014, and incorporated herein by reference.
***	Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing this Form 20-F and that it has duly caused and authorized the undersigned to sign this Form 20-F on its behalf.

Dated: March 17, 2014	BROOKFIELD RENEWABLE ENERGY PARTNERS L.P. by its general partner, Brookfield Renewable Partners Limited

	By:	/s/ Sachin Shah
		Name:	Sachin Shah
		Title:	Chief Financial Officer of its Service Provider, BRP Energy Group L.P.

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.

 INDEX TO FINANCIAL STATEMENTS

Page

Audited Consolidated Financial Statements as at December 31, 2013, and 2012, and for the Years Ended December 31, 2013, 2012 and 2011	F-2

Unaudited Pro Forma Condensed Combined Statements of (Loss) Income for the Year Ended December 31, 2011	F-73

MANAGEMENT’S RESPONSIBILITY

Management’s Responsibility for Financial Statements

The accompanying consolidated financial statements have been prepared by the Brookfield Renewable Energy Partners L.P. (“Brookfield Renewable”) management which is responsible for their integrity, consistency, objectivity and reliability. To fulfill this responsibility, Brookfield Renewable maintains policies, procedures and systems of internal control to ensure that its reporting practices and accounting and administrative procedures are appropriate to provide a high degree of assurance that relevant and reliable financial information is produced and assets are safeguarded. These controls include the careful selection and training of employees, the establishment of well-defined areas of responsibility and accountability for performance, and the communication of policies and code of conduct throughout the company.

These consolidated financial statements have been prepared in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board and, where appropriate, reflect estimates based on management’s judgment.

Ernst & Young LLP, the Independent Registered Chartered Accountants appointed by the directors of the general partner of Brookfield Renewable, have audited the consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) to enable them to express to the partners their opinion on the consolidated financial statements. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

The consolidated financial statements have been further reviewed and approved by the Board of Directors of the general partner of Brookfield Renewable acting through its Audit Committee, which is comprised of directors who are not officers or employees of Brookfield Renewable. The Audit Committee, which meets with the auditors and management to review the activities of each and reports to the Board of Directors, oversees management’s responsibilities for the financial reporting and internal control systems. The auditors have full and direct access to the Audit Committee and meet periodically with the committee both with and without management present to discuss their audit and related findings.

Richard Legault Chief Executive Officer	Sachin Shah Chief Financial Officer

March 17, 2014

INDEPENDENT AUDITORS' REPORT OF REGISTERED PUBLIC ACCOUNTING FIRM

To the Partners of Brookfield Renewable Energy Partners L.P.

We have audited the accompanying consolidated balance sheets of Brookfield Renewable Energy Partners L.P. (“Brookfield Renewable”) as at December 31, 2013 and 2012, and the related consolidated statements of income (loss), comprehensive income (loss), changes in equity and cash flows for each of the years in the three-year period ended December 31, 2013. These consolidated financial statements are the responsibility of Brookfield Renewable’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement. We were not engaged to perform an audit of Brookfield Renewable’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Brookfield Renewable’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Brookfield Renewable Energy Partners L.P. at December 31, 2013 and 2012, and the consolidated results of its operations and its cash flows for each of the years in the three-year period ended December 31, 2013, in conformity with International Financial Reporting Standards as issued by the International Accounting Standards Board.

As discussed in Note 2 (p) to the consolidated financial statements, Brookfield Renewable has changed its method of accounting for defined benefit plans resulting from the adoption of the amended International Accounting Standard 19, “Employee Benefits” effective January 1, 2013, which included the disclosure of a consolidated balance sheet as of January 1, 2012.

Toronto, Canada

March 17, 2014

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED BALANCE SHEETS

		Dec 31	Dec 31	Jan 1
		2013	2012	2012
			Restated	Restated
(MILLIONS)	Notes		(See Note 2(p))
Assets
Current assets
Cash and cash equivalents	5	$203	$137	$225
Restricted cash	6	169	157	42
Trade receivables and other current assets	7	184	194	158
Due from related parties	9	48	34	253
		604	522	678
Financial instrument assets	8	15	-	-
Due from related parties	9	-	22	32
Equity-accounted investments	10	290	344	405
Property, plant and equipment, at fair value	11	15,741	15,702	14,002
Deferred income tax assets	15	117	81	306
Other long-term assets	12	210	254	285
		$16,977	$16,925	$15,708
Liabilities
Current liabilities
Accounts payable and accrued liabilities	13	$209	$207	$190
Financial instrument liabilities	8	62	113	99
Due to related parties	9	110	109	147
Current portion of long-term debt	14	517	532	650
		898	961	1,086
Financial instrument liabilities	8	9	32	15
Long-term debt and credit facilities	14	6,106	5,587	4,869
Deferred income tax liabilities	15	2,265	2,349	2,367
Other long-term liabilities	16	163	188	187
		9,441	9,117	8,524
Equity
Non-controlling interests
Preferred equity	18	796	500	241
Participating non-controlling interests - in
operating subsidiaries	18	1,303	1,028	629
General partnership interest in a holding subsidiary
held by Brookfield	18	54	63	64
Participating non-controlling interests - in a holding
subsidiary - Redeemable/Exchangeable units
held by Brookfield	18	2,657	3,070	3,089
Limited partners' equity	19	2,726	3,147	3,161
		7,536	7,808	7,184
		$16,977	$16,925	$15,708

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of Brookfield Renewable Energy Partners L.P.:

Patricia Zuccotti Director	David Mann Director

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

FOR THE YEAR ENDED DECEMBER 31
(MILLIONS, EXCEPT PER UNIT AMOUNTS)	Notes	2013	2012	2011
Revenues	9	$1,706	$1,309	$1,169
Other income		11	16	19
Direct operating costs	21	(530)	(486)	(407)
Management service costs	9	(41)	(36)	(1)
Interest expense – borrowings	24	(410)	(411)	(411)
Share of earnings (loss) from equity-accounted
investments	10	9	(5)	10
Unrealized financial instrument gain (loss)	8	37	(23)	(20)
Depreciation	11	(535)	(483)	(468)
Other	4	(31)	(16)	(8)
Loss on Fund unit liability	19	-	-	(376)
Income (loss) before income taxes		216	(135)	(493)
Income tax (expense) recovery
Current	15	(19)	(14)	(8)
Deferred	15	18	54	50
		(1)	40	42
Net income (loss)		$215	$(95)	$(451)
Net income (loss) attributable to:
Non-controlling interests
Preferred equity	18	$37	$16	$13
Participating non-controlling interests - in operating
subsidiaries	18	41	(40)	11
General partnership interest in a holding subsidiary
held by Brookfield	18	1	(1)	(5)
Participating non-controlling interests - in a holding
subsidiary - Redeemable/Exchangeable units held by
Brookfield	18	67	(35)	(232)
Limited partners' equity	19	69	(35)	(238)
		$215	$(95)	$(451)
Basic and diluted earnings (loss) per LP Unit		$0.52	$(0.26)	$(1.79)

The accompanying notes are an integral part of these consolidated financial statements.

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

		2013	2012	2011
FOR THE YEAR ENDED DECEMBER 31			Restated	Restated
(MILLIONS)	Notes		(See Note 2(p))
Net income (loss)		$215	$(95)	$(451)
Other comprehensive income (loss) that will not be
reclassified to net income (loss)
Revaluations of property, plant and equipment	10,11	(211)	784	1,774
Actuarial gains (losses) on defined benefit plans	20	12	(8)	(6)
Deferred income taxes on above items	15	104	(224)	47
Total items that will not be reclassified to net income (loss)		(95)	552	1,815
Other comprehensive income (loss) that may be
reclassified to net income (loss)
Financial instruments designated as cash-flow hedges
Gains (losses) arising during the year	8	60	37	(760)
Reclassification adjustments for amounts recognized
in net income (loss)	8	(1)	(16)	(14)
Foreign currency translation		(501)	(145)	(169)
Deferred income taxes on above items	15	(11)	(1)	194
Total items that may be reclassified subsequently to net income (loss)		(453)	(125)	(749)
Other comprehensive (loss) income		(548)	427	1,066
Comprehensive (loss) income		$(333)	$332	$615
Comprehensive income (loss) attributable to:
Non-controlling interests
Preferred equity	18	$(16)	$23	$7
Participating non-controlling interests - in operating
subsidiaries	18	140	(26)	211
General partnership interest in a holding subsidiary held by
Brookfield	18	(5)	3	4
Participating non-controlling interests - in a holding subsidiary -
Redeemable/Exchangeable units held by Brookfield	18	(224)	163	194
Limited partners' equity	19	(228)	169	199
		$(333)	$332	$615

The accompanying notes are an integral part of these consolidated financial statements.

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income								Participating
									General	non-controlling
				Actuarial					partnership	interests - in a
				gains				Participating	interest in	holding subsidiary
				(losses) on		Total		non-controlling	a holding	- Redeemable
	Limited	Foreign		defined		limited		interests - in	subsidiary	/Exchangeable
FOR THE YEAR ENDED DECEMBER 31	partners'	currency	Revaluation	benefit	Cash flow	partners'	Preferred	operating	held by	units held by	Total
(MILLIONS)	equity	translation	surplus	plans	hedges	equity	equity	subsidiaries	Brookfield	Brookfield	equity
Balance, as at January 1, 2013	$(227)	$125	$3,285	$-	$(25)	$3,158	$500	$1,028	$63	$3,081	$7,830
Effect of retrospectively adopting IAS 19R	-	-	-	(11)	-	(11)	-	-	-	(11)	(22)
Balance as at January 1, 2013 (restated)	$(227)	$125	$3,285	$(11)	$(25)	$3,147	$500	$1,028	$63	$3,070	$7,808
Net income	69	-	-	-	-	69	37	41	1	67	215
Other comprehensive income (loss)	-	(208)	(111)	4	18	(297)	(53)	99	(6)	(291)	(548)
Shares issued	-	-	-	-	-	-	349	-	-	-	349
Acquisitions (Note 4)	14	-	(14)	-	-	-	-	205	-	-	205
Distributions	(193)	-	-	-	-	(193)	(37)	(122)	(4)	(188)	(544)
Contributions and other	-	-	-	-	-	-	-	52	-	(1)	51
Change in year	(110)	(208)	(125)	4	18	(421)	296	275	(9)	(413)	(272)
Balance, as at December 31, 2013	$(337)	$(83)	$3,160	$(7)	$(7)	$2,726	$796	$1,303	$54	$2,657	$7,536

Balance, as at January 1, 2012	$(9)	$194	$3,015	$-	$(31)	$3,169	$241	$629	$64	$3,097	$7,200
Effect of retrospectively adopting IAS 19R	-	-	-	(8)	-	(8)	-	-	-	(8)	(16)
Balance at January 1, 2012 (restated)	$(9)	$194	$3,015	$(8)	$(31)	$3,161	$241	$629	$64	$3,089	$7,184
Net (loss) income	(35)	-	-	-	-	(35)	16	(40)	(1)	(35)	(95)
Other comprehensive (loss) income	-	(69)	270	(3)	6	204	7	14	4	198	427
Shares issued	-	-	-	-	-	-	252	-	-	-	252
Acquisitions	-	-	-	-	-	-	-	446	-	-	446
Distributions	(183)	-	-	-	-	(183)	(16)	(24)	(4)	(179)	(406)
Other	-	-	-	-	-	-	-	3	-	(3)	-
Change in year	(218)	(69)	270	(3)	6	(14)	259	399	(1)	(19)	624
Balance, as at December 31, 2012 (restated)	$(227)	$125	$3,285	$(11)	$(25)	$3,147	$500	$1,028	$63	$3,070	$7,808

The accompanying notes are an integral part of these consolidated financial statements.

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income								Participating
									General	non-controlling
									partnership	interests - in a
				Actuarial				Participating	interest in	holding subsidiary
				losses on		Total		non-controlling	a holding	- Redeemable
	Limited	Foreign		defined		limited		interests - in	subsidiary	/Exchangeable
FOR THE YEAR ENDED DECEMBER 31	partners'	currency	Revaluation	benefit	Cash flow	partners'	Preferred	operating	held by	units held by	Total
(MILLIONS)	equity	translation	surplus	plans	hedges	equity	equity	subsidiaries	Brookfield	Brookfield	equity
Balance, as at January 1, 2011	$(787)	$266	$2,213	$-	$(4)	$1,688	$252	$206	$34	$1,650	$3,830
Effect of retrospectively adopting IAS 19R	-	-	-	(6)	-	(6)	-	-	-	(6)	(12)
Balance at January 1, 2011 (restated)	$(787)	$266	$2,213	$(6)	$(4)	$1,682	$252	$206	$34	$1,644	$3,818
Net (loss) income	(238)	-	-	-	-	(238)	13	11	(5)	(232)	(451)
Other comprehensive (loss) income	-	(72)	802	(2)	(291)	437	(6)	200	9	426	1,066
Acquisitions	-	-	-	-	-	-	-	223	-	-	223
Distributions	(49)	-	-	-	-	(49)	(13)	(25)	(1)	(48)	(136)
Adjustments related to the Combination
Settlement of Fund unit liabilities	785	-	-	-	-	785	-	-	16	767	1,568
Derivative balances	81	-	-	-	264	345	-	-	7	338	690
Settlement of related party balances	175	-	-	-	-	175	-	-	4	171	350
Transfer of assets	24	-	-	-	-	24	-	-	-	23	47
Other	-	-	-	-	-	-	(5)	14	-	-	9
Change in year	778	(72)	802	(2)	(27)	1,479	(11)	423	30	1,445	3,366
Balance, as at December 31, 2011 (restated)	$(9)	$194	$3,015	$(8)	$(31)	$3,161	$241	$629	$64	$3,089	$7,184

The accompanying notes are an integral part of these consolidated financial statements.

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31
(MILLIONS)	Notes	2013	2012	2011
Operating activities
Net income (loss)		$215	$(95)	$(451)
Adjustments for the following non-cash items:
Depreciation	11	535	483	468
Unrealized financial instrument (gain) loss	8	(37)	23	20
Share of (earnings) loss from equity accounted
investments	10	(9)	5	(10)
Deferred income tax recovery	15	(18)	(54)	(50)
Loss on Fund unit liability	19	-	-	376
Other non-cash items		43	46	-
Dividends received from equity-accounted investments	10	16	12	8
Net change in working capital balances	22	1	(22)	(12)
		746	398	349
Financing activities
Long-term debt – borrowings	14	1,353	1,193	880
Long-term debt – repayments	14	(1,683)	(1,140)	(215)
Capital provided by participating non-controlling interests -
in operating subsidiaries	4,18	265	434	186
Issuance of preferred equity	18	337	248	-
Contributions from common parent		-	-	106
Distributions:
To participating non-controlling interests - in operating subsidiaries
and preferred equity	18	(157)	(38)	(39)
To unitholders of Brookfield Renewable or BRELP	19	(378)	(362)	(109)
		(263)	335	809
Investing activities
Acquisitions	4	(241)	(775)	(212)
Investment in:
Sustaining capital expenditures	11	(79)	(55)	(66)
Development and construction of renewable power
generating assets	11	(147)	(307)	(698)
Investment tax credits related to renewable power generating assets	11	-	209	-
Due to or from related parties	9	(11)	172	(120)
Investment in securities		-	(28)	-
Restricted cash and other		70	(29)	(12)
		(408)	(813)	(1,108)
Foreign exchange gain (loss) on cash		(9)	(8)	11
Cash and cash equivalents
Increase (decrease)		66	(88)	61
Balance, beginning of year		137	225	164
Balance, end of year		$203	$137	$225
Supplemental cash flow information:
Interest paid		$388	$380	$318
Interest received		11	16	27
Income taxes paid		29	10	48

The accompanying notes are an integral part of these consolidated financial statements.

brookfield renewable energy partners l.p.

notes to the consolidated financial statements

1.  organization and description of the business

The business activities of Brookfield Renewable Energy Partners L.P. (“Brookfield Renewable”) consist of owning a portfolio of renewable power generating facilities in the United States, Canada and Brazil, which prior to November 28, 2011 were held as part of the power generating operations of Brookfield Renewable Power Inc. (“BRPI”) and Brookfield Renewable Power Fund (the “Fund”).

Brookfield Renewable is a publicly traded limited partnership established under the laws of Bermuda pursuant to an amended and restated limited partnership agreement dated November 20, 2011.

The registered office of Brookfield Renewable is 73 Front Street, Fifth Floor, Hamilton HM12, Bermuda.

The immediate parent of Brookfield Renewable is its general partner. The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (“Brookfield Asset Management”).

2.  BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).  The accounting policies used in the consolidated financial statements are based on the IFRS applicable as at December 31, 2013, and encompasses individual IFRS, International Accounting Standards (“IAS”), and interpretations made by the International Financial Reporting Interpretations Committee (“IFRIC”) and the Standing Interpretations Committee (“SIC”). The policies set out below are consistently applied to all periods presented, unless otherwise noted.

These consolidated financial statements have been authorized for issuance by the Board of Directors of its general partner, Brookfield Renewable Partners Limited, on March 17, 2014.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

All figures are presented in millions of United States (“U.S.”) dollars unless otherwise noted.

(b) Basis of preparation

The consolidated financial statements have been prepared on the basis of historical cost, except for the revaluation of property, plant and equipment and certain assets and liabilities which have been measured at fair value.  Cost is recorded based on the fair value of the consideration given in exchange for assets.

(i)         Consolidation

These consolidated financial statements include the accounts of Brookfield Renewable and its subsidiaries, which are the entities over which Brookfield Renewable has control. An investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. Non-controlling interests in the equity of Brookfield Renewable’s subsidiaries are shown separately in equity in the consolidated balance sheets.

(ii)     Strategic combination of the renewable power generating operations

On November 28, 2011, upon completion of the strategic combination (the “Combination”) of the renewable power assets of BRPI and the Fund, the public unitholders of the Fund received one non-

voting limited partnership unit (“LP Unit”) of Brookfield Renewable in exchange for each trust unit of the Fund held and the Fund was wound up.

Also as part of the Combination, Brookfield Renewable entered into a voting agreement with Brookfield Asset Management and its subsidiaries, which provides Brookfield Renewable with control of the general partner of Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary.  Accordingly, Brookfield Renewable consolidates the accounts of BRELP and its subsidiaries.  In addition, BRELP issued redeemable/exchangeable partnership units (the “Redeemable/Exchangeable Partnership Units”), to a subsidiary of Brookfield Asset Management, pursuant to which the holder may at its request require BRELP to redeem the Redeemable/Exchangeable Partnership Units for cash consideration after a mandatory two-year holding period from the date of issuance. This right is subject to Brookfield Renewable’s right of first refusal which entitles it, at its sole discretion, to elect to acquire all of the Redeemable/Exchangeable Partnership Units so presented to BRELP that are tendered for redemption in exchange for Brookfield Renewable LP units.  As Brookfield Renewable, at its sole discretion, has the right to settle the obligation with LP Units, the Redeemable/Exchangeable Partnership Units are classified as equity of Brookfield Renewable (“Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield”).

At the date of the Combination, Brookfield Asset Management, held directly or indirectly, approximately a 73% limited partnership interest on a fully-exchanged basis and all general partnership units including a 0.01% general partnership interest in Brookfield Renewable. Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are collectively referred to as Brookfield in these financial statements. In the first quarter of 2012 and in the first quarter of 2013, Brookfield sold LP Units in Brookfield Renewable and Brookfield Asset Management currently holds, directly or indirectly, approximately a 65% limited partnership interest on a fully-exchanged basis. On an unexchanged basis, Brookfield Asset Management holds a 30% direct limited partnership interest in Brookfield Renewable, a 49% direct interest in BRELP through the ownership of Redeemable/Exchangeable Partnership Units and a direct 1% general partnership interest in BRELP.

Effective November 30, 2011, Brookfield Renewable’s LP Units traded under the symbol “BEP.UN” on the Toronto Stock Exchange.

Effective December 2011, Brookfield Renewable entered into voting arrangements with various affiliates of Brookfield Asset Management, whereby Brookfield Renewable  gained control of  the entities that own U.S. and Brazil renewable power generating operations (the “Voting Arrangements”). The Voting Arrangements provide Brookfield Renewable with all of the voting rights to elect the Boards of Directors of the relevant entities and therefore provides Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities. Refer to Note 9 - Related party transactions for further information.

The Combination and Voting Arrangements do not represent business combinations under IFRS 3, Business Combinations (“IFRS 3R”), as all combining businesses are ultimately controlled by  Brookfield Asset Management both before and after the transactions were completed. Brookfield Renewable accounts for these reorganizations of entities under common control in a manner similar to a pooling of interest which requires the presentation of pre-Combination and Voting Arrangement financial information as if the transactions had always been in place. Refer to Note 2(o) (ii) for Brookfield Renewable’s policy on accounting for transactions under common control.

Financial information for the periods prior to November 28, 2011 is presented based on the historical combined financial information for the contributed operations as previously reported by Brookfield Asset Management.  For the period since completion of the Combination, the results are based on the actual results of the new entity, Brookfield Renewable, including the adjustments associated with the Combination and the execution of several new and amended agreements, including power purchase agreements and management service agreements.  Refer to Note 9 - Related party transactions for further information.

Effective June 11, 2013, Brookfield Renewable’s LP Units traded under the symbol “BEP” on the New York Stock Exchange.

(iii)       Equity-accounted investments and joint ventures

Equity-accounted investments are entities over which Brookfield Renewable has significant influence or joint arrangements representing joint ventures. Significant influence is the ability to participate in the financial and operating policy decisions of the investee, but it has no control or joint control over those investees. Such investments are accounted for using the equity method.

A joint venture is a type of joint arrangement whereby the parties that have joint control of the arrangement have rights to the net assets of the joint venture. Joint control is the contractually agreed sharing of control of an arrangement, which exists only when decisions about the relevant activities require unanimous consent of the parties sharing control. Brookfield Renewable accounts for its interests in joint ventures using the equity method. Under the equity method, the carrying value of an interest in an investee is initially recognized at cost and adjusted for Brookfield Renewable’s share of net income, other comprehensive income (“OCI”), distributions by the equity-accounted investment and other adjustments to Brookfield Renewable’s proportionate interest in the investee.

(c) Foreign currency translation

All figures reported in the consolidated financial statements and tabular disclosures to the consolidated financial statements are reflected in millions of U.S. dollars, which is the functional currency of Brookfield Renewable. Each of the foreign operations included in these consolidated financial statements determines its own functional currency, and items included in the financial statements of each subsidiary are measured using that functional currency.

Assets and liabilities of foreign operations having a functional currency other than the U.S. dollar are translated at the rate of exchange prevailing at the reporting date and revenues and expenses at the rate of exchange prevailing at the dates of the transactions during the period. Gains or losses on translation of foreign subsidiaries are included in OCI. Gains or losses on foreign currency denominated balances and transactions that are designated as hedges of net investments in these operations are reported in the same manner.

In preparing the consolidated financial statements of Brookfield Renewable, foreign currency denominated monetary assets and liabilities are translated into the functional currency using the closing rate at the applicable consolidated balance sheet dates. Non-monetary assets and liabilities, denominated in a foreign currency and measured at fair value, are translated at the rate of exchange prevailing at the date when the fair value was determined and non-monetary assets measured at historical cost are translated at the historical rate. Revenues and expenses are measured in the functional currency at the rates of exchange prevailing at the dates of the transactions with gains or losses included in income.

(d) Cash and cash equivalents

Cash and cash equivalents include cash, term deposits and money market instruments with original maturities of less than 90 days.

(e) Restricted cash

Restricted cash includes cash and cash equivalents, where the availability of funds is restricted by credit agreements.

(f) Property, plant and equipment and revaluation method

Power generating assets are classified as property, plant and equipment and are accounted for using the revaluation method under IAS 16, Property, Plant and Equipment (“IAS 16”). Property, plant and equipment are initially measured at cost and subsequently carried at their revalued amount, being the fair value at the date of the revaluation, less any subsequent accumulated depreciation and any subsequent accumulated impairment losses.

Brookfield Renewable generally determines the fair value of its property, plant and equipment by using a 20-year discounted cash flow model. This model incorporates future cash flows from long-term power purchase agreements that are in place where it is determined that the power purchase agreements are linked specifically to the related power generating assets. The model also includes estimates of future electricity prices, anticipated long-term average generation, estimated operating and capital expenditures, and assumptions about future inflation rates and discount rates by geographical location.

Effective December 31, 2011 construction work-in-progress (“CWIP”) is revalued when sufficient information exists to determine fair value using the discounted cash flow method. Revaluations are made on an annual basis as at December 31 to ensure that the carrying amount does not differ significantly from fair value.

Where the carrying amount of an asset increased as a result of a revaluation, the increase is recognized in income to the extent the increase reverses a previously recognized decrease recorded through income, with the remainder of the increase recognized in OCI and accumulated in equity under revaluation surplus and non-controlling interest. Where the carrying amount of an asset decreased, the decrease is recognized in OCI to the extent that a balance exists in revaluation surplus with respect to the asset, with the remainder of the decrease recognized in income.

Depreciation on power generating assets is calculated on a straight-line basis over the estimated service lives of the assets, which are as follows:

Estimated service lives
Dams	Up to 115 years
Penstocks	Up to 60 years
Powerhouses	Up to 115 years
Hydroelectric generating units	Up to 115 years
Wind generating units	Up to 22 years
Gas-fired co-generating units	Up to 40 years
Other assets	Up to 60 years

Costs are allocated to significant components of property, plant and equipment.  When items of property, plant and equipment have different useful lives, they are accounted for as separate items (significant components) and depreciated separately. To ensure the accuracy of useful lives and residual values, a review is conducted annually.

Depreciation is calculated based on the cost of the asset less its residual value. Depreciation commences when the asset is in the location and conditions necessary for it to be capable of operating in the manner intended by management. It ceases at the earlier of the date the asset is classified as held-for-sale and the date the asset is derecognized. An item of property, plant and equipment and any significant component is derecognized upon disposal or when no future economic benefits are expected from its use. Other assets include equipment, buildings and leasehold improvements. Buildings, furniture and fixtures, leasehold improvements and office equipment are recorded at historical cost, less accumulated depreciation. Land and CWIP are not subject to depreciation.

The depreciation of property, plant and equipment in Brazil is based on the duration of the authorization or the useful life of a concession asset. The weighted-average remaining duration at December 31, 2013, is 16 years (2012: 17 years). Since land rights are part of the concession or authorization, this cost is also subject to depreciation.

Any accumulated depreciation at the date of revaluation is eliminated against the gross carrying amount of the asset, and the net amount is applied to the revalued amount of the asset.

Gains and losses on disposal of an item of property, plant and equipment are recognized in ‘Other’ in the consolidated statements of income (loss). The revaluation surplus is reclassified within the respective components of equity and not reclassified to net income (loss) when the assets are disposed.

Change in accounting estimates

In 2012, Brookfield Renewable retained third party engineers to review the estimated useful lives of certain assets. As a result, Brookfield Renewable revised the estimated remaining useful life of certain assets to more accurately reflect the period over which they provide economic benefits. Brookfield Renewable accounted for these changes in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”), which requires a change in an accounting estimate to be applied prospectively from the date of the change based on timing of completion of the review. The effective dates of changes were January 1, 2012, April 1, 2012 or July 1, 2012 based on the timing of completion of the review. The consolidated statements of income (loss) reflect a decrease in depreciation of $112 million for the year ended December 31, 2012 as a result of the changes in accounting estimate.

(g) Asset impairment

At each balance sheet date, management assesses whether there is any indication that assets are impaired. For non-financial tangible and intangible assets (including equity-accounted investments), an impairment is recognized if the recoverable amount, determined as the greater of the estimated fair value, less costs to sell, and the discounted future cash flows generated from use and eventual disposal of an asset or cash-generating unit, is less than its carrying value. The projections of future cash flows take into account the relevant operating plans and management’s best estimate of the most probable set of conditions anticipated to prevail. Should an impairment loss subsequently reverse, the carrying amount of the asset is increased to the lesser of the revised estimate of the recoverable amount, and the carrying amount that would have been recorded had no impairment loss been recognized previously.

(h) Trade receivables and other current assets

Trade receivables and other current assets are recognized initially at fair value, and subsequently measured at amortized cost using the effective interest method, less any allowance for uncollectability.

(i) Financial instruments

All financial instruments are classified into one of the following categories: assets and liabilities at fair value through profit or loss (“FVTPL”), cash, loans and receivables, financial instruments used for hedging, and other financial liabilities.  All financial instruments are recorded at fair value at recognition. Subsequent to initial recognition, financial assets classified as loans and receivables, and other financial liabilities are measured at amortized cost using the effective interest method.  Financial assets and financial liabilities classified as financial instruments used for cash-flow hedging continue to be recognized at fair value through OCI. Other financial assets and financial liabilities and non-hedging financial instruments are recorded at fair value through profit and loss.

Brookfield Renewable presents the liability and equity components separately upon recognition of such financial instruments. The amount of accretion relating to the liability component is recognized in profit or loss; and the amount of consideration relating to the equity component is recognized in equity.

Brookfield Renewable selectively utilizes derivative financial instruments to manage financial risks, including interest rate, commodity and foreign exchange risks. A derivative is a financial instrument, which requires little or no initial investment, settles at a future date, and has a value that changes in response to the change in a specified variable such as an interest rate, financial instrument price, commodity price, foreign exchange rate, index of prices or rates, credit rating or credit index. Hedge accounting is applied when the derivative is designated as a hedge of a specific exposure, and it is highly probable that it will continue to be effective as a hedge based on an expectation of offsetting cash flows or fair value. Hedge accounting is discontinued prospectively when the derivative no longer qualifies as a hedge or the hedging relationship is terminated. Once discontinued, the cumulative change in fair value of a derivative that was previously recorded in equity by the application of hedge accounting is recognized in income over the remaining term of the original hedging relationship, unless the originally forecasted transaction is no longer expected to occur, at which point it is released to income. The fair values of derivative financial instruments are included in financial instrument assets or financial instrument liabilities, respectively.

(i)      Items qualifying as hedges

Cash flow hedge

The effective portion of unrealized gains and losses on interest rate forward and swap contracts designated as hedges of future interest rate payments are included in equity as cash flow hedges when the interest rate risk relates to an anticipated interest payment. The periodic exchanges of payments on interest rate swap contracts designated as hedges of debt are recorded on an accrual basis as an adjustment to interest expense. The periodic exchanges of payments on interest rate contracts designated as hedges of future interest payments are recorded in income over the term of the corresponding interest payments.

Net investment hedge

Realized and unrealized gains and losses on foreign exchange forward contracts designated as hedges of currency risks are included in equity when the currency risk relates to a net investment in a subsidiary with a functional currency other than the U.S. dollar and are included in income in the period in which the subsidiary is disposed.

(ii)        Items not qualifying as hedges

Upon initial recognition of a derivative financial instrument that is not designated as a hedge, a derivative asset or liability is recorded with an offsetting deferred liability or asset, respectively. Gains or losses arising from changes in fair value of the derivative asset or liability are recognized in income through fair value gains or losses in the period the changes occur. The deferred liability or asset is amortized through income, on a straight-line basis, over the life of the derivative financial instrument.

(iii)       Available-for-sale investments

Investments in publicly quoted equity securities are categorized as available-for-sale when it is not Brookfield Renewable’s strategic intent to sell the securities and the securities were not acquired principally for their near-term sale.  Available-for-sale equity investments are recorded at fair value with unrealized gains and losses recorded in OCI. Realized gains and losses are recorded in income when investments are sold and are calculated using the average carrying amount of securities sold.  If the fair value of an investment declines below the carrying amount, qualitative and quantitative assessments of whether the impairment is either signiﬁcant or prolonged is undertaken. All relevant facts and circumstances in this assessment are undertaken to determine, particularly the length of time and extent to which fair value has been less than the carrying amount.

(j) Revenue and expense recognition

Revenue from the sale of electricity is recorded when the power is delivered. The revenue must be considered collectible and the costs incurred to provide the electricity to be measurable before recognizing the related revenue. Costs related to the purchases of power or fuel are recorded upon delivery. All other costs are recorded as incurred.

(k) Income taxes

Current income tax assets and liabilities are measured at the amount expected to be paid to tax authorities, net of recoveries, based on the tax rates and laws enacted or substantively enacted at the balance sheet dates. Current income tax assets and liabilities are included in trade receivables and other current assets and accounts payable and accrued liabilities, respectively.

Deferred tax is recognized on taxable temporary differences between the tax bases and the carrying amounts of assets and liabilities. Deferred tax is not recognized if the temporary difference arises from goodwill or from initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither taxable profit nor accounting profit. Deferred income tax assets are recognized for all deductible temporary differences, carry forwards of unused tax credits and unused tax losses, to the extent that it is probable that deductions, tax credits and tax losses can be utilized. The carrying amount of deferred income tax assets is reviewed at each balance sheet date and reduced to the extent it is no longer probable that the income tax assets will be recovered. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the assets are realized or the liabilities settled, using the tax rates and laws enacted or substantively enacted at the balance sheet dates.

Current and deferred income taxes relating to items recognized directly in OCI are also recognized directly in OCI.

Current and deferred income taxes are recorded based on the accounting records of the individual entities that are included within Brookfield Renewable. No additional allocation was considered necessary, prior to the Combination.

(l) Business combinations

The acquisition of a business is accounted for using the acquisition method.  The consideration for an acquisition is measured at the aggregate of the fair values, at the date of exchange, of the assets transferred, the liabilities incurred to former owners of the acquired business, and equity instruments issued by the acquirer in exchange for control of the acquired business. The acquired business’ identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3R are recognized at their fair values at the acquisition date, except for income taxes which are measured in accordance with IAS 12, Income Taxes, share-based payments which are measured in accordance with IFRS 2, Share-based Payment and non-current assets that are classified as held-for-sale which are measured at fair value less costs to sell in accordance with IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations. The non-controlling interest in the acquiree is initially measured at the non-controlling interest’s proportion of the net fair value of the identifiable assets, liabilities and contingent liabilities recognized.

To the extent that the aggregate of the fair value of consideration paid, the amount of any non-controlling interest and the fair value of any previously held interest in the acquiree exceeds the fair value of the net identifiable tangible and intangible assets, goodwill is recognized. To the extent that this difference is negative, the amount is recognized as a gain in income.

When a business combination is achieved in stages, previously held interests in the acquired entity are re-measured to fair value at the acquisition date, which is the date control is obtained, and the resulting gain or loss, if any, is recognized in income. Amounts arising from interests in the acquired business prior to the acquisition date that have previously been recognized in OCI are reclassified to income.  Upon disposal or loss of control of a subsidiary, the carrying amount of the net assets of the subsidiary (including any OCI relating to the subsidiary) are derecognized with the difference between any proceeds received and the carrying amount of the net assets recognized as a gain or loss in income.

(m) Other items

(i)         Capitalized costs

Capitalized costs related to CWIP include all eligible expenditures incurred in connection with the development and construction of the power generating asset. The expenditures consist of cost of materials, direct labor and any other costs directly attributable to bringing the asset to a working condition for its intended use, and the costs of dismantling and removing the items and restoring the site on which they are located. Interest and borrowings costs are capitalized when activities that are necessary to prepare the asset for its intended use or sale are in progress, expenditures for the asset have been incurred and funds have been used or borrowed to fund the construction or development. Capitalization of costs ceases when the asset is ready for its intended use.

(ii)        Pension and employee future benefits

Pension and employee future benefits are recognized in the consolidated financial statements in respect of employees of the operating entities within Brookfield Renewable. The costs of retirement benefits for defined benefit plans and post-employment benefits are recognized as the benefits are earned by employees. The project unit credit method, using the length of service and management’s best estimate assumptions, is used to value its pension and other retirement benefits. Assets are valued at fair value for purposes of calculating the expected return on plan assets. All actuarial gains and losses are recognized immediately through OCI in order for the net pension asset or liability recognized in the consolidated balance sheets to reflect the full value of the plan deficit or surplus. Net interest is calculated by applying the discount rate to the net defined benefit asset or liability. Changes in the net defined benefit obligation related to service costs (comprising of current service costs, past services costs, gains and losses on curtailments and non-routine settlements), and net interest expense or income are recognized in the consolidated statements of income (loss).

Re-measurements, comprising of actuarial gains or losses, the effect of the asset ceiling, and the return on plan assets (excluding net interest), are recognized immediately in the consolidated balance sheets with a corresponding debit or credit to retained earnings through OCI in the period in which they occur. Re-measurements are not reclassified to profit or loss in subsequent periods. For defined contribution plans, amounts are expensed based on employee entitlement.

(iii)       Decommissioning, restoration and environmental liabilities

Legal and constructive obligations associated with the retirement of property, plant and equipment are recorded as liabilities when those obligations are incurred and are measured at the present value of the expected costs to settle the liability, discounted at a current credit-adjusted pre-tax rate specific to the liability. The liability is accreted up to the date the liability will be incurred with a corresponding charge to operating expenses. The carrying amount of decommissioning, restoration and environmental liabilities is reviewed annually with changes in the estimates of timing or amount of cash flows added to or deducted from the cost of the related asset.

(iv)       Interest and borrowing costs

Interest and borrowing costs are capitalized when such costs are directly attributable to the acquisition, construction or production of a qualifying asset.  A qualifying asset is an asset that takes a substantial period of time to prepare for its intended use.

(v)        Provisions

A provision is a liability of uncertain timing or amount. A provision is recognized if Brookfield Renewable has a present legal or constructive obligation as a result of past events, it is probable that an outflow of resources will be required to settle the obligation and the amount can be reliably estimated. Provisions are not recognized for future operating losses. The provision is measured at the present value of the best estimate of the expenditures expected to be required to settle the obligation using a discount rate that reflects the current market assessments of the time value of money and the risks specific to the obligation. Provisions are re-measured at each balance sheet date using the current discount rate. The increase in the provision due to the passage of time is recognized as interest expense.

(vi)       Interest income

Interest income is earned with the passage of time and is recorded on an accrual basis.

(vii)      Government grants

Brookfield Renewable becomes eligible for government grants by constructing or purchasing renewable energy facilities, and by bringing those facilities to commercial operation, coupled with a successful application to the applicable program or agency. The assessment of whether or not a project has complied with the conditions and that there is reasonable assurance the grants will be received will be undertaken on a case by case basis. Brookfield Renewable reduces the cost of the asset by the amount of the grant.  The grant amounts are recognized in income on a systematic basis as a reduction of depreciation over the periods, and in the proportions, in which depreciation on those assets is charged.

With respect to grants related to income, the government assistance (in the form of the difference between market price and guaranteed fixed price) typically becomes payable once the renewable energy is produced and delivered to the relevant grid. It is at this point that the receipt of the grant becomes reasonably assured, and therefore the grant is recognized as revenue in the month that delivery of the energy occurs.

(n) Critical estimates

Brookfield Renewable makes estimates and assumptions that affect the carrying value of assets and liabilities, disclosure of contingent assets and liabilities and the reported amount of income and OCI for the year. Actual results could differ from these estimates. The estimates and assumptions that are critical to the determination of the amounts reported in the consolidated financial statements relate to the following:

(i)         Property, plant and equipment

The fair value of Brookfield Renewable’s property, plant and equipment is calculated using estimates and assumptions about future electricity prices from renewable sources, anticipated long-term average generation, estimated operating and capital expenditures, future inflation rates and discount rates, as described in Note 11 - Property, plant and equipment, at fair value. Judgment is involved in determining the appropriate estimates and assumptions in the valuation of Brookfield Renewable’s property, plant and equipment. See Note 2 (o) - Critical judgments in applying accounting policies for further details.

Estimates of useful lives and residual values are used in determining depreciation and amortization. To ensure the accuracy of useful lives and residual values, these estimates are reviewed on an annual basis.

(ii)        Financial instruments

Brookfield Renewable makes estimates and assumptions that affect the carrying value of its financial instruments, including estimates and assumptions about future electricity prices, long-term average generation, capacity prices, discount rates and the timing of energy delivery. Non-financial instruments are valued using estimates of future electricity prices which are estimated by considering broker quotes for the years in which there is a liquid market and for the subsequent years Brookfield Renewable’s best estimate of electricity prices that would allow new entrants into the market. The fair value of interest rate swaps is the estimated amount that another party would receive or pay to terminate the swap agreements at the reporting date, taking into account current market interest rates. This valuation technique approximates the net present value of future cash flows. See Note 8 - Risk management and financial instruments for more details.

(iii)       Deferred income taxes

The consolidated financial statements include estimates and assumptions for determining the future tax rates applicable to subsidiaries and identifying the temporary differences that relate to each subsidiary. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply during the year when the assets are realized or the liabilities settled, using the tax rates and laws enacted or substantively enacted at the consolidated balance sheet dates. Operating plans and forecasts are used to estimate when the temporary difference will reverse.

(o) Critical judgments in applying accounting policies

The following are the critical judgments that have been made in applying the accounting policies used in the consolidated financial statements and that have the most significant effect on the amounts in the consolidated financial statements:

(i)         Preparation of consolidated financial statements

These consolidated financial statements present the financial position, results of operations and cash flows of Brookfield Renewable. Judgment is required in determining what assets, liabilities and transactions are recognized in the consolidated financial statements as pertaining to Brookfield Renewable’s operations.

(ii)        Common control transactions

Common control business combinations specifically fall outside of scope of IFRS 3R and as such management has used its judgment to determine an appropriate policy to account for these transactions, considering other relevant accounting guidance that is within the framework of principles in IFRS and that reflects the economic reality of the transactions, in accordance with IAS 8. As a result, the consolidated financial statements account for assets and liabilities acquired at the previous carrying value on the predecessor’s financial statements. Differences between the consideration given and the assets and liabilities received are recorded directly to equity.

(iii)         Property, plant and equipment

The accounting policy relating to Brookfield Renewable’s property, plant and equipment is described in Note 2 (f). In applying this policy, judgment is used in determining whether certain costs are additions to the carrying amount of the property, plant and equipment as opposed to repairs and maintenance. If an asset has been developed, judgment is required to identify the point at which the asset is capable of being used as intended and to identify the directly attributable costs to be included in the carrying value of the development asset. The useful lives of property, plant and equipment are determined by independent engineers periodically with an annual review by management.

Annually, Brookfield Renewable determines the fair value of its property, plant and equipment using a methodology that it has judged to be reasonable. The methodology is generally a 20 year discounted cash flow model. Twenty years is the period considered reasonable as Brookfield Renewable has 20 year capital plans and it believes a reasonable third party would be indifferent between extending the cash flows further in the model versus using a discounted terminal value.

The valuation model incorporates future cash flows from long-term power purchase agreements that are in place where it is determined that the power purchase agreements are linked specifically to the related power generating assets. With respect to estimated future generation that does not incorporate long-term power purchase agreement pricing, the cash flow model uses estimates of future electricity prices using broker quotes from independent sources for the years in which there is a liquid market. The valuation of power generating assets not linked to long-term power purchase agreements also requires the development of a long-term estimate of future electricity prices. In this regard the valuation model uses a discount to the all-in cost of construction with a reasonable return, to secure energy from new renewable on-shore wind development resources as the benchmark that will establish the market price for electricity for renewable resources.

Brookfield Renewable’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth by the year 2020. This year is viewed as the point when generators in North America must build additional capacity to maintain system reliability and provide an adequate level of reserve generation with the retirement of older coal fired plants and with the Environmental Protection Agency emission compliance deadlines. Brookfield Renewable has estimated a discount to these new-build wind prices to determine renewable electricity prices for hydroelectric facilities. In Brazil, the estimate of future electricity prices is based on a similar approach as applied in North America using a forecast of the all-in cost of hydroelectric and wind development.

Terminal values are included in the valuation of hydroelectric assets in the United States and Canada.  For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset without consideration of potential renewal value.

Discount rates are determined each year by considering the current interest rates, average market cost of capital as well as the price risk and the geographical location of the operational facilities as judged by management. Inflation rates are also determined by considering the current inflation rates and the expectations of future rates by economists.  Operating costs are based on long-term budgets escalated for inflation.  Each operational facility has a 20 year capital plan that it follows to ensure the maximum life of its assets is achieved.  Foreign exchange rates are forecasted by using the spot rates and the available forward rates, extrapolated beyond the period available. The inputs described above to the discounted cash flow model require management to consider facts, trends and plans in making its judgments as to what derives a reasonable fair value of its property, plant and equipment.

(iv)       Financial instruments

The accounting policy relating to Brookfield Renewable’s financial instruments is described in Note 2 (i). In applying the policy, judgments are made in applying the criteria set out in IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”), to record financial instruments at fair value through profit and loss, and the assessments of the effectiveness of hedging relationships.

(v)        Deferred income taxes

The accounting policy relating to Brookfield Renewable’s income taxes is described in Note 2 (k). In applying this policy, judgments are made in determining the probability of whether deductions, tax credits and tax losses can be utilized.

(vi)       Consolidation of Brookfield Renewable Power Fund

Brookfield Renewable held a 34% investment in the Fund, on a fully-exchanged basis prior to November 28, 2011. As a result, Brookfield Renewable assessed whether it continued to control the Fund, given its reduced ownership level. In making this assessment, Brookfield Renewable considered the definition of control and guidance as set out in IAS 27, Consolidated and Separate Financial Statements (“IAS 27”). Brookfield Renewable concluded that control did exist as it had the power to govern the financial and operating policies of the Fund under specific agreements. Effective November 28, 2011, public unitholders of the Fund received one LP Unit of Brookfield Renewable for each trust unit of the Fund held, and the Fund was wound up.

(p)  New standards, interpretations and amendments adopted by Brookfield Renewable

The following new accounting standards applied or adopted in the year ended December 31, 2013 had no material impact on the consolidated financial statements.

•         IFRS 10, Consolidated Financial Statements,

•         IFRS 11, Joint Arrangements, and IAS 28, Investment in Associates and Joint Ventures,

•         IAS 34, Interim Financial Reporting and Segment Information for Total Assets and Liabilities.

Brookfield Renewable applied, for the first time, certain standards and amendments that require restatement of previous financial statements. These include IAS 19 (Revised 2011), Employee Benefits, and amendments to IAS 1, Presentation of Financial Statements. The nature and the impact of the new standards or amendments applied or adopted in the year ended December 31, 2013 are described below:

IFRS 12, Disclosure of Interests in Other Entities (IFRS 12)

IFRS 12 establishes disclosure requirements for interests in subsidiaries, joint arrangements, associates, unconsolidated structured entities, special purpose vehicles and off-balance sheet vehicles. The adoption of IFRS 12 has resulted in more comprehensive disclosures in the consolidated financial statements that address the nature of, and risks associated with, an entity’s interest in other entities (refer to Notes 3, 10 and 18).

IFRS 13, Fair Value Measurement (IFRS 13)

IFRS 13 was adopted on January 1, 2013. IFRS 13 establishes a single source of guidance for fair value measurements and disclosures about fair value measurements. The fair value measurement requirements of IFRS 13 apply to both financial instrument items and non-financial instrument items for which other IFRSs require or permit fair value measurements. The new Standard clarifies that fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. It also establishes additional disclosures about fair value measurements. It supersedes the fair value guidance that currently exists in IAS 16 concerning the use of the revaluation method.

In addition specific transitional provisions were given to entities such that they need not apply the disclosure requirements set out in the Standard in comparative information provided for periods before the initial application of the Standard. In accordance with these transitional provisions, Brookfield Renewable has not made any new disclosures required by IFRS 13 for the 2012 comparative period. Other than the additional disclosures, the application of IFRS 13 did not have any material impact on the amounts recognized in the consolidated financial statements.

IAS 1, Presentation of Items of Other Comprehensive Income – Amendments to IAS 1

The amendments to IAS 1 introduced a grouping of items presented in other comprehensive income (“OCI”). Items that could be reclassified (or recycled) to profit or loss at a future point in time (e.g., net gain on hedge of net investment, exchange differences on translation of foreign operations, net movement on cash flow hedges and net loss or gain on available-for-sale financial assets) now have to be presented separately from items that will never be reclassified (e.g., actuarial gains and losses on defined benefit plans and revaluation of power generating assets). The amendment affected presentation and had no impact on Brookfield Renewable’s financial position or performance.

IAS 19, Employee Benefits (Revised 2011) (IAS 19R)

IAS 19R introduced amendments to the accounting for defined benefit plans, including the treatment of actuarial gains and losses that are now recognized in OCI and permanently excluded from profit and loss. Also, expected returns on plan assets are no longer recognized in profit or loss, instead there is a requirement to recognize interest on the net defined benefit liability (asset) in profit or loss, calculated using the discount rate used to measure the defined benefit obligation.

Brookfield Renewable assessed its accounting policy on the recognition of actuarial gains and losses from its defined benefit plans. Brookfield Renewable previously recognized the net cumulative unrecognized actuarial gains and losses, which exceeded 10% of the higher of the defined benefit obligation and the fair value of the plan assets.

The adoption of IAS 19R required Brookfield Renewable to retroactively restate its consolidated financial statements. The following table summarizes these amounts:

	As at December 31, 2012			As at January 1, 2012
	Previously			Previously
(MILLIONS)	presented	Adjustment	Restated	presented	Adjustment	Restated
Consolidated Balance Sheets:
Other long-term liabilities	$157	$31	$188	$164	$23	$187
Deferred income tax liabilities	2,358	(9)	2,349	2,374	(7)	2,367
Participating non-controlling interests - in a
holding subsidiary - Redeemable/Exchangeable
units held by Brookfield	3,081	(11)	3,070	3,097	(8)	3,089
Limited partners' equity	3,158	(11)	3,147	3,169	(8)	3,161

Consolidated Statements of Changes in Equity:
Actuarial losses on defined benefit plans	$-	$(11)	$(11)	$-	$(8)	$(8)

For the year ended December 31, 2012				For the year ended December 31, 2011
Consolidated Statements of Comprehensive Income (Loss):
Actuarial losses on defined benefit plans	$-	$(8)	$(8)	$-	$(6)	$(6)
Deferred income taxes on above items, net	(227)	2	(225)	239	2	241

(q) Future changes in accounting policies

(i)      Financial Instruments

IFRS 9, Financial Instruments (“IFRS 9”) was issued by the IASB on October 28, 2010, and will replace IAS 39. IFRS 9 uses a single approach to determine whether a financial asset is measured at amortized cost or fair value, replacing the multiple rules in IAS 39. The approach in IFRS 9 is based on how an entity manages its financial instruments in the context of its business model and the contractual cash flow characteristics of the financial assets. Two measurement categories continue to exist to account for financial liabilities in IFRS 9, FVTPL and amortized cost. Financial liabilities held for trading are measured at FVTPL, and all other financial liabilities are measured at amortized cost unless the fair value option is applied. The treatment of embedded derivatives under the new standard is consistent with IAS 39 and is applied to financial liabilities and non-derivative hosts not within the scope of the standard. IFRS 9 is effective for annual periods beginning on or after 1 January 2018. Management is currently evaluating the impact of IFRS 9 on the consolidated financial statements.

(ii)      Levies Imposed by Governments

IFRIC 21, Levies  (“IFRIC 21”) provides guidance on when to recognize a liability for a levy imposed by a government, both for levies that are accounted for in accordance with IAS 37, Provisions, Contingent Liabilities and Contingent Assets, and those where the timing and amount of the levy is certain. IFRIC 21 identifies the obligating event for the recognition of a liability as the activity that triggers the payment of the levy in accordance with the relevant legislation. A liability is recognized progressively if the obligating event occurs over a period of time or, if an obligation is triggered on reaching a minimum threshold, the liability is recognized when that minimum threshold is reached. IFRIC 21 is effective for annual periods beginning on or after January 1, 2014. Management is currently evaluating the impact of IFRIC 21 on the consolidated financial statements.

3. PRINCIPAL SUBSIDIARIES

The following table lists the subsidiaries of Brookfield Renewable which, in the opinion of management, significantly affects its financial position and results of operations as at December 31, 2013:

		Percentage of
Country of incorporation,		voting securities
registration or operations		owned or controlled
		(%)
Brookfield Renewable Energy L.P.(1)	Bermuda	100
BRP Bermuda Holdings I Limited	Bermuda	100
Brookfield Renewable Power Preferred Equity Inc.	Canada	100
Brookfield Renewable Energy Partners ULC(2)	Canada	100
Brookfield BRP Canada Corp.	Canada	100
Great Lakes Power Limited	Canada	100
Mississagi Power Trust	Canada	100
Lievre Power L.P.	Canada	100
BAIF U.S. Renewable Power Holdings LLC(3)	U.S.	100
BIF II WP Investco I LLC(4)	U.S.	100
Catalyst Old River Hydroelectric L.P.(5)	U.S.	75
Erie Boulevard Hydropower L.P.	U.S.	100
Brookfield Energia Renovavel S.A.	Brazil	100
Itiquira Energetica S.A.	Brazil	100

(1)            Brookfield Asset Management holds Redeemable/Exchangeable Partnership Units and a general partnership interest of 49% and 1%, respectively. BRELP is controlled by Brookfield Renewable through a voting agreement with Brookfield Asset Management.

(2)            Formerly BRP Finance ULC.

(3)            Effective December 2011, Brookfield Renewable entered into Voting Arrangements with various affiliates of Brookfield Asset Management, whereby Brookfield Renewable gained control (as discussed in Note 4 - Business Combinations).

(4)            Effective September 2013, Brookfield Renewable entered into a voting arrangement with various affiliates of Brookfield Asset Management whereby Brookfield Renewable gained control (as discussed in Note 9 – Related Party Transactions).

(5)            Non-voting economic interest held through preferred shares and secured notes.

4.  BUSINESS COMBINATIONS

The following investments were accounted for using the acquisition method, and the results of operations have been included in the consolidated financial statements since the respective dates of acquisition.

Completed During 2013

Northeastern United States Hydroelectric Generation Assets

In March 2013, Brookfield Renewable acquired a 100% interest in a 360 MW portfolio of hydroelectric generation facilities.  Total consideration was paid as follows: $57 million that included $55 million in cash and $2 million related to the pre-closing payments and working capital adjustments; holding and project level notes, with a face value of $700 million, were also assumed. The acquisition costs of $8 million were expensed as incurred. In September 2013, upon the closing of a private fund sponsored by Brookfield Asset Management, institutional partners co-invested 49.9% in these facilities for $205 million.

If the acquisition had taken place at the beginning of the year the additional revenue from the acquisition would have been $104 million (unaudited) for the year ended December 31, 2013.

California Wind Generation Assets

In August 2012, Brookfield Renewable acquired 16% of the outstanding common shares of Western Wind Energy Corp. (“Western Wind”) for a total cash consideration of $25 million.

On November 26, 2012, Brookfield Renewable launched an offer to purchase, through an indirect wholly-owned subsidiary, all of the issued and outstanding common shares of Western Wind (excluding those Brookfield Renewable already owns) for C$2.50 in cash per common share. This offer was subsequently increased to C$2.60 per common share. On February 21, 2013, Brookfield Renewable announced that it was successful in its bid for Western Wind and following take up of the tendered shares, would own 66.1% of the issued and outstanding common shares.

On March 1, 2013, the Board of Directors were replaced by directors appointed by Brookfield Renewable and, as a result Brookfield Renewable began consolidating the operating results, cash flows and net assets of Western Wind.  Further, Brookfield Renewable was required to re-measure its previously held 16% interest to fair value, and the net impact of this re-measurement was not material.

On March 7, 2013, Brookfield Renewable increased its ownership to 93% of the outstanding common shares for additional cash consideration of $143 million.  As Brookfield Renewable held more than 90% of the common shares, on May 21, 2013, it acquired all of the remaining common shares on the same terms that the common shares were acquired under the offer, for additional cash consideration of $15 million.  The common shares of Western Wind were delisted from the TSX Venture Exchange on May 24, 2013.

If the acquisition had taken place at the beginning of the year the additional revenue from the acquisition would have been $38 million (unaudited) for the year ended December 31, 2013.

Canadian Hydroelectric Generation Asset

In March 2013, Brookfield Renewable acquired the remaining 50% interest, previously held by its partner, in a hydroelectric generation facility in Canada taking its total investment to 100% (the “Canadian Hydroelectric Step Acquisition”).

The Canadian Hydroelectric Step Acquisition included cash consideration of $32 million and the assumption of the partner’s portion of the non-recourse debt.  Prior to the Canadian Hydroelectric Step Acquisition, Brookfield Renewable’s financial interest amounted to $22 million.  Brookfield Renewable re-measured its previously held 50% interest to fair value and reversed any amounts previously recorded in OCI.  In addition, $30 million related to revaluation surplus on the initial 50% interest was reclassified within equity of which $14 million related to limited partners’ equity.

If the acquisition had taken place at the beginning of the year the revenue would have been $22 million (unaudited) for the year ended December 31, 2013.

Purchase price allocations, at fair values, with respect to the acquisitions were as follows:

	Northeastern
(MILLIONS)	United States	California	Canada	Total
Cash and cash equivalents	$-	$2	$6	$8
Restricted cash	32	8	-	40
Other current assets	12	9	9	30
Property, plant and equipment, at fair value	721	453	213	1,387
Other long-term assets	22	30	-	52
Current liabilities	(10)	(23)	(29)	(62)
Long-term debt	(720)	(250)	(105)	(1,075)
Other long-term liabilities	-	(43)	(39)	(82)
Non-controlling interests	-	(68)	-	(68)
Net assets acquired	$57	$118	$55	$230

The estimated fair values of the assets acquired and liabilities assumed are expected to be finalized within 12 months of the acquisition date.

Completed During 2012

California Wind Generation Assets

In March 2012, the following investments were made by Brookfield Renewable and certain institutional partners through BAIF U.S. Renewable Power Holdings LLC (“BAIF U.S. Holdings”), in which Brookfield Renewable holds a 22% controlling interest. The investments were accounted for using the acquisition method, and the results of operations have been included in the audited consolidated financial statements since the respective dates of acquisition.

BAIF U.S. Holdings acquired 100% interests in two wind generation facilities in California. BAIF U.S. Holdings also acquired the remaining 50% interest in a wind generation facility, bringing Brookfield Renewable’s total investment to 100% (the “California Wind Step Acquisition”). Total consideration paid of $206 million for these interests included $180 million in cash and the settlement of certain liabilities.

The California Wind Step Acquisition required Brookfield Renewable to re-measure its previously held 50% interest to fair value of $63 million and to reverse any amounts previously recorded in OCI related to the initial 50% interest. Net income for year ended December 31, 2012 reflects an expense of $11 million related to the reclassification from OCI on financial instruments designated as cash flow hedges prior to the California Wind Step Acquisition. In addition, $5 million related to revaluation surplus on the initial 50% interest was reclassified within equity.

Acquisition costs of $2 million related to the above acquisitions were expensed as incurred.

These wind generating facilities are now all in commercial operation.

Brazil Hydroelectric Generation Asset

In July 2012, a Brookfield Americas Infrastructure Fund (“BAIF”) entity, in which Brookfield Renewable holds a 25% controlling interest (“BAIF Brazil”), acquired a 100% interest in a hydroelectric generation facility in Brazil for cash consideration of $14 million. A bargain purchase gain of $12 million was recognized, from the excess fair value of the assets acquired over the consideration paid. The bargain purchase gain was recorded in Other, and acquisition costs were expensed at the acquisition date.

Southern United States Hydroelectric Generation Assets

In November 2012, BAIF U.S. Holdings acquired a 100% interest in a portfolio of hydroelectric generation facilities, located in Tennessee and North Carolina in the southern region of the United States, for cash consideration of $597 million. The acquisition costs of $7 million were expensed as incurred. If the acquisition had taken place at the beginning of the year, assuming long-term average generation, revenue would have increased by $56 million (unaudited) for the year ended December 31, 2012.

Purchase price allocations, at fair values, with respect to the acquisitions in 2012 were as follows:

			Southern
(MILLIONS)	California	Brazil	United States	Total
Current assets(1)	50	-	4	54
Property, plant and equipment, at fair value	748	32	594	1,374
Other long-term assets	9	-	-	9
Current liabilities	(102)	-	(1)	(103)
Long-term debt	(436)	(6)	-	(442)
Net assets acquired	$269	$26	$597	$892

(1) Includes $49 million of cash and cash equivalents.

During the year ended December 31, 2013, the purchase price allocations for the acquisitions in 2012 were finalized. No changes to the provisional purchase price allocations disclosed in the audited consolidated financial statements for 2012 had to be considered for acquisitions made in 2012.

5. CASH AND CASH EQUIVALENTS

Brookfield Renewable’s cash and cash equivalents as at December 31 are as follows:

(MILLIONS)	2013	2012
Cash	$164	$91
Short-term deposits	39	46
	$203	$137

6. RESTRICTED CASH

Brookfield Renewable’s restricted cash as at December 31 is as follows:

(MILLIONS)	2013	2012
Development projects	$42	$103
Operations	202	134
Total	244	237
Less: non-current	(75)	(80)
Current	$169	$157

Refer to Note 12 – Other long-term assets for information on long-term restricted cash.

7. TRADE RECEIVABLES AND OTHER CURRENT ASSETS

Brookfield Renewable’s trade receivables and other current assets as at December 31 are as follows:

(MILLIONS)	2013	2012
Trade receivables	$105	$106
Prepaids and other	79	88
	$184	$194

As at December 31, 2013, 99% (2012: 99%) of trade receivables were current. Trade receivables are generally on 30-day terms and credit limits are assigned and monitored for all counterparties. In determining the recoverability of trade receivables, management performs a risk analysis considering the type and age of the outstanding receivables and the credit worthiness of the counterparties.  Management also reviews trade receivable balances on an ongoing basis. Bad debt expense related to trade receivables is recognized at the time an account is deemed uncollectible. Accordingly, as at December 31, 2013 and 2012 an allowance for doubtful accounts was not deemed necessary.

8.  risk management and financial instruments

RISK MANAGEMENT

Brookfield Renewable’s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk.  Brookfield Renewable uses financial instruments primarily to manage these risks.

(a) Market risk

Market risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by Brookfield Renewable will fluctuate because of changes in market prices.

Brookfield Renewable faces market risk from foreign currency assets and liabilities, the impact of changes in interest rates, and floating rate liabilities.  Market risk is managed by funding assets with financial liabilities in the same currency and with similar interest rate characteristics and holding financial contracts, such as interest rate swaps and foreign exchange contracts, to minimize residual exposures. Financial instruments held by Brookfield Renewable that are subject to market risk include borrowings and financial instruments, such as interest rate, currency and commodity contracts. The categories of financial instruments that can give rise to significant variability are described below:

(i) Commodity price risk

Commodity price risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by Brookfield Renewable will fluctuate because of changes in commodity prices.  Commodity price risk arises from the sale of Brookfield Renewable’s uncontracted generation and stabilization of the gas purchases.

Brookfield Renewable sells electricity under long-term contracts to secure stable prices and mitigate its exposure to wholesale markets. During 2011, certain of the long-term contracts were considered financial instruments, and were recorded at fair value in the consolidated financial statements. The change in fair value of long-term contracts was recorded in either income as “unrealized financial instrument loss” or OCI, as applicable.

The table below summarizes the impact of changes in the market price of electricity and gas as at December 31.  The impact is expressed in terms of the effect on net income and OCI.  The sensitivities are based on the assumption that the market price changes by five percent with all other variables held constant.

Impact of a 5% change in the market price of gas and electricity for the year ended December 31:

	Effect on net income			Effect on OCI
(MILLIONS)	2013	2012	2011	2013	2012	2011
5% increase	$-	$1	$2	$1	$-	$-
5% decrease	-	(1)	(2)	(1)	-	-

(ii) Interest rate risk

Interest rate risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by Brookfield Renewable will fluctuate, because of changes in interest rates.

Brookfield Renewable’s assets largely consist of long duration physical assets. Brookfield Renewable’s financial liabilities consist primarily of long-term fixed rate debt or floating-rate debt that has been swapped to fixed rates with interest rate financial instruments. All non-derivative financial liabilities are recorded at their amortized cost. Brookfield Renewable also holds interest rate contracts to lock-in fixed rates on certain anticipated future debt issuances.

Fluctuations in interest rates could impact Brookfield Renewable’s cash flows, primarily with respect to the interest payable against Brookfield Renewable’s variable rate debt, which is limited to certain subsidiary borrowings with a total principal value of $1,515 million (2012: $1,592 million). Of this amount, $806 million (2012: $1,102 million) has been hedged through the use of interest rate swaps.  Brookfield Renewable’s subsidiaries will enter into agreements designed to minimize the exposure to interest rate fluctuations on these debts. The fair values of the recognized liability for these agreements were calculated using a valuation model with observable interest rates.

The table below summarizes the impact of changes in the interest rate as at December 31. The impact is expressed in terms of the effect on income and OCI.  The sensitivities are based on the assumption that the interest rate changes by one percent with all other variables held constant.

Impact of a 1% change in interest rates for the year ended December 31:

	Effect on net income			Effect on OCI
(MILLIONS)	2013	2012	2011	2013	2012	2011
1% increase	$(7)	$(7)	$(7)	$96	$51	$48
1% decrease	7	7	7	(96)	(51)	(48)

(b) Credit risk

Credit risk is the risk of loss due to the failure of a borrower or counterparty to fulfill its contractual obligations. Brookfield Renewable’s exposure to credit risk in respect of financial instruments relates primarily to counterparty obligations regarding energy contracts, interest rate swaps, forward foreign exchange contracts and physical electricity and gas transactions.

Brookfield Renewable minimizes credit risk with counterparties through the selection, monitoring and diversification of counterparties, and the use of standard trading contracts, and other credit risk mitigation techniques.  In addition, Brookfield Renewable’s power purchase agreements are reviewed regularly and are almost exclusively with customers having long standing credit histories or investment grade ratings, which limit the risk of non-collection. As at December 31, 2013, 99% (2012: 99%)  of Brookfield Renewable’s trade receivables of $105 million were current. See Note 7 - Trade receivables and other current assets, for additional details regarding Brookfield Renewable’s trade receivables balance.

The maximum credit exposure at December 31 was as follows:

(MILLIONS)	2013	2012
Cash and cash equivalents	$203	$137
Restricted cash	169	157
Trade receivables and other current assets	184	194
Financial instrument assets	15	-
Other long-term assets
Restricted cash	75	80
Other	-	2
Due from related parties(1)	48	56
	$694	$626

(1)           Includes both the current and long-term amounts.

(c) Liquidity risk

Liquidity risk is the risk that Brookfield Renewable cannot meet a demand for cash or fund an obligation when due.  Liquidity risk is mitigated by Brookfield Renewable’s cash and cash equivalent balances and its access to undrawn credit and hydrology reserve facilities. Details of the undrawn credit facilities are included in Note 14 – Long-term debt and credit facilities.  Brookfield Renewable also ensures that it has access to public debt markets by maintaining a strong credit rating of BBB (high).

Brookfield Renewable is also subject to the risk associated with debt financing. This risk is mitigated by the long-term duration of debt instruments and the diversification in maturity dates over an extended period of time.

The sensitivity analysis discussed above reflects the risks associated with instruments that Brookfield Renewable considers are market sensitive and the potential loss resulting from one or more selected hypothetical changes. Therefore, the discussion above is not intended to reflect fully Brookfield Renewable’s risk exposure.

CASH OBLIGATIONS

The table below classifies the cash obligations related to Brookfield Renewable’s liabilities into relevant maturity groupings based on the remaining period from the balance sheet dates to the contractual maturity date.  As the amounts are the contractual undiscounted cash flows (gross of unamortized financing fees and accumulated amortization, where applicable), they may not agree with the amounts disclosed in the consolidated balance sheets. Refer to Note 18 – Non-controlling interests for additional details regarding how liquidity risk is mitigated for the Redeemable/Exchangeable partnership units.

AS AT DECEMBER 31, 2013
(MILLIONS)	< 1 year	2-5 years	> 5 years	Total
Accounts payable and accrued liabilities	$209	$-	$-	$209
Financial instrument liabilities(1)(2)	62	9	-	71
Due to related parties	110	-	-	110
Other long-term liabilities - concession payments	1	5	117	123
Long-term debt and credit facilities(2)	517	2,395	3,752	6,664
Interest payable on long-term debt(3)	364	1,199	1,640	3,203
Total	$1,263	$3,608	$5,509	$10,380

AS AT DECEMBER 31, 2012
(MILLIONS)	< 1 year	2-5 years	> 5 years	Total
Accounts payable and accrued liabilities	$207	$-	$-	$207
Financial instrument liabilities(1)(2)	113	30	2	145
Due to related parties	109	-	-	109
Other long-term liabilities - concession payments	8	22	104	134
Long-term debt and credit facilities(2)	532	1,902	3,739	6,173
Interest payable on long-term debt(3)	284	931	1,331	2,546
Total	$1,253	$2,885	$5,176	$9,314

(1)            Financial instruments liabilities exclude amounts determined to be non-financial derivatives.

(2)            Includes both the current and long-term amounts.

(3)            Represents aggregate interest payable expected to be paid over the entire term of the obligations, if held to maturity. Variable rate interest payments have been calculated based on current rates.

Brookfield Renewable classifies its assets and liabilities as outlined below:

				Non-financial
	Cash, loans	Derivatives	Other	assets and
AS AT DECEMBER 31, 2013	and	used for	financial	non-financial
(MILLIONS)	receivables	hedging	liabilities	liabilities	Total
Cash, cash equivalents and
restricted cash	$372	$-	$-	$-	$372
Trade receivables and other current assets(2)	184	-	-	-	184
Due from related parties(2)	48	-	-	-	48
Financial instrument assets	-	15	-	-	15
Equity-accounted investments	-	-	-	290	290
Property, plant and equipment, at fair value	-	-	-	15,741	15,741
Deferred income tax assets	-	-	-	117	117
Other long-term assets	96	-	-	114	210
Total assets	$700	$15	$-	$16,262	$16,977
Accounts payable and accrued liabilities(2)	$-	$-	$209	$-	$209
Financial instrument liabilities(3)	-	71	-	-	71
Due to related parties(2)	-	-	110	-	110
Long-term debt and credit facilities(2)(3)	-	-	6,623	-	6,623
Deferred income tax liabilities	-	-	-	2,265	2,265
Other long-term liabilities	-	-	163	-	163
Total liabilities	$-	$71	$7,105	$2,265	$9,441

(1)            Measured at fair value with all gains and losses recorded in the consolidated statements of income (loss).

(2)            Measured at fair value at inception and subsequently recorded at amortized cost using the effective interest rate method.

(3)            Includes both the current and long-term amounts.

					Non-financial
	Cash, loans		Derivatives	Other	assets and
AS AT DECEMBER 31, 2012	and	Assets(1)	used for	financial	non-financial
(MILLIONS)	receivables	liabilities	hedging	liabilities	liabilities	Total
Cash, cash equivalents and
restricted cash	$294	$-	$-	$-	$-	$294
Trade receivables and other current assets(2)	194	-	-	-	-	194
Due from related parties(2)(3)	56	-	-	-	-	56
Equity-accounted investments	-	-	-	-	344	344
Property, plant and equipment, at fair value	-	-	-	-	15,702	15,702
Deferred income tax assets	-	-	-	-	81	81
Other long-term assets	100	26	-	-	128	254
Total assets	$644	$26	$-	$-	$16,255	$16,925
Accounts payable and accrued liabilities(2)	$-	$-	$-	$207	$-	$207
Financial instrument liabilities(3)	-	80	65	-	-	145
Due to related parties(2)	-	-	-	109	-	109
Long-term debt and credit facilities(2)(3)	-	-	-	6,119	-	6,119
Deferred income tax liabilities	-	-	-	-	2,349	2,349
Other long-term liabilities	-	-	-	188	-	188
Total liabilities	$-	$80	$65	$6,623	$2,349	$9,117

(1)            Measured at fair value with all gains and losses recorded in the consolidated statements of income (loss).

(2)            Measured at fair value at inception and subsequently recorded at amortized cost using the effective interest rate method.

(3)            Includes both the current and long-term amounts.

Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, and price, as applicable.  The fair value of interest rate swap contracts, which form part of financing arrangements, is calculated by way of discounted cash flows, using market interest rates and applicable credit spreads.

A fair value measurement of a non-financial asset takes into account a market participant’s ability to generate economic benefits by using the asset in its highest and best use or by selling it to another market participant that would use the asset in its highest and best use.

Assets and liabilities  measured at fair value are categorized into one of three hierarchy levels, described below.  Each level is based on the transparency of the inputs used to measure the fair values of assets and liabilities.

Level 1 –  inputs are based on unadjusted quoted prices in active markets for identical assets and liabilities;

Level 2 – inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and

Level 3 – inputs for the asset or liability that are not based on observable market data.

The following table presents Brookfield Renewable’s assets and liabilities measured and disclosed at fair value classified by the fair value hierarchy as at December 31:

(MILLIONS)	Level 1	Level 2	Level 3	2013	2012
Assets measured at fair value:
Cash and cash equivalents	$203	$-	$-	$203	$137
Restricted cash	169	-	-	169	157
Financial instrument assets
Interest rate swaps	-	15	-	15	-
Available-for-sale investments(1)	-	-	-	-	26
Property, plant and equipment(2)	-	-	15,741	15,741	15,702
Liabilities measured at fair value:
Financial instrument liabilities
Energy derivative contracts	-	(3)	-	(3)	(13)
Interest rate swaps	-	(68)	-	(68)	(132)
Liabilities for which fair value is disclosed:
Long-term debt and credit facilities	-	(7,128)	-	(7,128)	(6,760)
Total	$372	$(7,184)	$15,741	$8,929	$9,117

(1)       Available-for-sale investments represent an investment in securities of Western Wind and were included in Other long-term assets.

(2)       Refer to Note 11 - Property, plant and equipment, at fair value for further information.

There were no transfers between levels during the year ended December 31, 2013.

The aggregate amount of Brookfield Renewable’s net financial instrument positions as at December 31 are as follows:

	2013			2012
(MILLIONS)	Assets	Liabilities	Net Liabilities	Net Liabilities
Energy derivative contracts	$-	$3	$3	$13
Interest rate swaps	15	68	53	132
Total	15	71	56	145
Less: current portion	-	62	62	113
Long-term portion	$15	$9	$(6)	$32

The following table presents the change in Brookfield Renewable’s total net financial instrument position as at and for the year ended December 31:

(MILLIONS)	Note	2013	2012	2011
Balance, beginning of year		$145	$114	$246
(Decreases) increases in the net financial position:
Unrealized (gain) loss through income on energy derivative contracts	(a)	(18)	(16)	19
Unrealized accounting loss through OCI on energy derivative
contracts	(a)	7	4	708
Unrealized (gain) loss through income on interest rate swaps	(b)	(19)	12	1
Unrealized (gain) loss through OCI on interest rate swaps	(b)	(65)	(4)	66
Reversal of energy derivative contracts designated as cash-flow
hedges through accumulated OCI and non-controlling interests		-	-	(704)
Reversal of energy derivative contracts designated as cash-flow
hedges through retained earnings		-	-	(222)
Acquisitions and other		6	35	-
Balance, end of year		$56	$145	$114

Derivative liabilities not designated as hedging instruments:
Energy derivative contracts	(a)	$-	$13	$26
Interest rate swaps	(b)	-	67	-
Net position		$-	$80	$26

Derivative liabilities designated as hedging instruments:
Energy derivative contracts	(a)	$3	-	-
Interest rate swaps	(b)	68	$65	$88
Net positions		$71	$65	$88
Derivative assets designated as hedging instruments:
Interest rate swaps	(b)	$(15)	$-	$-
Net positions		$(15)	$-	$-

(a)   Energy derivative contracts

Brookfield Renewable has entered into long-term energy derivative contracts primarily to stabilize the price of gas purchases or eliminate the price risk on the sale of certain future power generation.  Certain energy contracts are recorded in Brookfield Renewable’s consolidated financial statements at an amount equal to fair value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.

In the next 12 months, it is expected that a $3 million loss (2012: $4 million loss) will be settled or reclassified into income.

On April 1, 2011, Brookfield Renewable designated two significant long-term energy contracts with related parties as cash-flow hedges.  As a result of new agreements and changes in existing agreements with Brookfield Asset Management and its subsidiaries arising from the Combination, these contracts are no longer accounted for as derivatives by Brookfield Renewable effective November 28, 2011. For the period from April 1, 2011 to November 28, 2011, Brookfield Renewable recorded accounting losses of

$708 million related to these contracts that were recorded in OCI. On formation of Brookfield Renewable, $704 million of unrealized accounting losses were reversed.

Since these amendments arose from the common control reorganization with Brookfield Asset Management the amounts were adjusted directly into equity.

(b)   Interest rate swaps

Brookfield Renewable has entered into interest rate swap contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing.  All interest rate swap contracts are recorded in the consolidated financial statements at an amount equal to fair value.

At December 31, 2013, agreements with a total notional value of $1,600 million were outstanding (2012: $1,698 million) including notional values of $nil (2012: $562 million) associated with agreements that are not formally designated as hedging instruments. The fixed interest rates resulting from these agreements range from 0.38% to 5.30% (2012: 0.42% to 5.30%).

For the year ended December 31, 2013, losses of $1 million, relating to cash flow hedges were realized and reclassified from OCI to net income (loss) (2012: losses of $16 million).

9.  related party transactions

Brookfield Renewable’s related party transactions are recorded at the exchange amount.  Brookfield Renewable’s related party transactions are primarily with Brookfield Asset Management and its subsidiaries.

Principal Agreements

Combination Agreement

The Combination was effected pursuant to a Combination Agreement which contains covenants, representations and warranties of and from each of BRPI, the Fund, Brookfield Renewable Power Trust (“BRPT”) and Brookfield Renewable pursuant to which Brookfield Renewable agreed to acquire all of the assets of the Fund and all of the other renewable power assets of BRPI pursuant to a court-approved Plan of Arrangement under Ontario corporate law.

Limited Partnership Agreements

Each of the amended and restated limited partnership agreements of Brookfield Renewable and BRELP outline the key terms of the partnerships, including provisions relating to management, protections for limited partners, capital contributions, distributions and allocation of income and losses. Pursuant to BRELP’s amended and restated limited partnership agreement, BRELP’s general partner is entitled to receive incentive distributions from BRELP as a result of its ownership of the general partnership interest in BRELP. The incentive distributions are to be calculated in increments based on the amount by which quarterly distributions on the limited partnership units of BRELP exceed specified target levels as set forth in the amended and restated partnership agreement.

Relationship Agreement

Brookfield Asset Management and certain of its subsidiaries entered into an agreement with Brookfield Renewable pursuant to which Brookfield Asset Management agreed that Brookfield Renewable will serve as its primary vehicle through which it will acquire renewable power assets on a global basis.

Master Services Agreement

Brookfield Renewable entered into an exclusive agreement with Brookfield Asset Management pursuant to which Brookfield Asset Management has agreed to provide oversight of the business and provide the services of senior officers to Brookfield Renewable for a management service fee.  The fee is paid on a quarterly basis and has a fixed quarterly component of $5 million and a variable component calculated as a percentage of the increase in the total capitalization value of Brookfield Renewable over an initial reference value (subject to an annual escalation by a specified inflation factor beginning on January 1, 2013). The Master Services Agreement continues in perpetuity, until terminated in accordance with its terms.

BRELP Voting Agreement

Pursuant to a voting agreement dated November 28, 2011 (the “Voting Agreement”), between Brookfield Renewable and Brookfield Asset Management, Brookfield Renewable, through its managing general partner, has a number of voting rights, including the right to direct all eligible votes in the election of the directors of BRELP’s general partner.

Revenue Agreements

Contract Amendments

Two long-term power purchase agreements on generating assets in Ontario were amended in 2011 in connection with the Combination to increase the price from C$68 per MWh to an average of C$88 per MWh on a portfolio basis. The agreements described below are with respect to generating assets held by the Mississagi Power Trust (“MPT”), and Great Lakes Power Limited (“GLPL”). In addition, the term of the Mississagi power purchase agreement has been extended to December 1, 2029 and MPT has been granted the unilateral option to terminate the agreement, on 120 days written notice, at certain times between 2017 and 2024.

As amended, the GLPL power purchase agreement requires a subsidiary of Brookfield Asset Management to support the price that GLPL receives for energy generated by certain facilities in Canada at a price of C$82 per MWh subject to an annual adjustment equal to 40% of the Consumer Price Index (“CPI”) in the previous year.  The GLPL agreement has an initial term to 2029, and the contract automatically renews for successive 20-year periods with certain termination provisions.  If the contract is not terminated prior to 2029, the price under this agreement reverts back to the original C$68 per MWh subject to an annual adjustment equal to 40% of the CPI for each year.

As amended, the MPT power purchase agreement requires a subsidiary of Brookfield Asset Management to purchase the energy generated at a price of C$103 per MWh subject to an annual adjustment equal to 20% of the CPI in the previous year.  The MPT contract terminates on December 1, 2029, subject to the early termination options described above.

Energy Revenue Agreement

In 2011, the Energy Revenue Agreement was entered into between a subsidiary of Brookfield Asset Management and Brookfield Power U.S. Holdings America Co. (“BPUSHA”) that indirectly owns substantially all of the U.S. facilities of Brookfield Renewable. The subsidiary of Brookfield Asset Management will support the price that BPUSHA receives for energy generated by certain facilities in the United States at a price $75 per MWh. This price is to be increased annually on January 1 by an amount equal to 40% of the increase in the CPI during the previous calendar year, but not exceeding an increase of 3% in any calendar year. The Energy Revenue Agreement will have an initial term of 20 years, with automatic renewals for successive 20-year periods with certain termination provisions.

Other Revenue Agreements

Pursuant to a 20-year power purchase agreement, a subsidiary of Brookfield Asset Management purchases all energy from several power facilities in Maine and New Hampshire held by Great Lakes Holding America (“GLHA”) at $37 per MWh.  The energy rates are subject to an annual adjustment equal to 20% of the increase in the CPI during the previous year.

Pursuant to a 20-year power purchase agreement, a subsidiary of Brookfield Asset Management purchases all energy from Lievre Power in Quebec at C$68 per MWh.  The energy rates are subject to an annual adjustment equal to the lesser of 40% of the increase in the CPI during the previous calendar year or 3%.

Pursuant to a power guarantee agreement, a subsidiary of Brookfield Asset Management will purchase all energy from the two facilities of Hydro Pontiac Inc. at a price of C$68 per MWh, to be increased annually each calendar year beginning in 2010 by an amount equal to 40% of the increase in the CPI during the previous calendar year.  This power guarantee agreement is scheduled to commence in 2019 for one facility and in 2020 for the other, upon the expiration of existing power agreements.  This agreement has an initial term to 2029 and automatically renews for successive 20-year period with certain termination provisions.

Pursuant to a 10-year Wind Levelization agreement expiring in 2019, a subsidiary of Brookfield Asset Management mitigates any potential wind variation from the expected annual generation of 506 GWh with regards to the Prince Wind assets in Ontario.  Any excess generation compared to the expected generation results in a payment from Brookfield Renewable to the subsidiary of Brookfield Asset Management, while a shortfall would result in a payment from a subsidiary of Brookfield Asset Management to Brookfield Renewable.

Power Services Agreements

Power Agency Agreements

Certain Brookfield Renewable subsidiaries have entered into Power Agency Agreements appointing a subsidiary of Brookfield Asset Management as the exclusive agent of the owner in respect of the sales of electricity, including the procurement of transmission and other additional services.  In addition, this subsidiary will schedule, dispatch and arrange for transmission of the power produced and the power supplied to third-parties in accordance with prudent industry practice. Pursuant to each Agreement, the subsidiary will be entitled to be reimbursed for any third-party costs incurred, and, in certain cases, receives an additional fee for its services in connection with the sale of power and for providing the other services.

Energy Marketing Agreement

A subsidiary of Brookfield Asset Management has agreed to provide energy marketing services to Brookfield Renewable’s North American businesses. Under this Agreement, Brookfield Renewable pays an annual energy marketing fee of $18 million per year (subject to increase by a specified inflation factor beginning on January 1, 2013).

Development Projects Agreement

As part of the Combination, Brookfield Renewable indirectly acquired a number of development projects in the United States, Canada and Brazil from a subsidiary of Brookfield Asset Management. This subsidiary received no upfront proceeds on closing for the transfer of these projects, but is entitled to receive on commercial operation or sale of the projects, in each case if developed or sold in the 25 years following closing, up to 100% of the development costs that it contributed to each project and 50% of the fair market value of the projects in excess of a priority return on each party’s invested capital. These amounts will only be payable on projects upon substantial completion or sale of the project. With respect to the projects located in the United States and Canada, the Development Projects Agreement provides for the reimbursement of expenses to a subsidiary of Brookfield Asset Management for such projects, and a separate royalty agreement exists to provide royalties on each project. With respect to projects located in Brazil, a subsidiary of Brookfield Asset Management subscribed for special shares which contain a redemption feature that provides for the reimbursement of expenses as well as the sharing of the fair market value on projects.

Other Agreements

Payment obligations relating to power purchase agreements

Pursuant to a 20-year power purchase agreement guarantee, expiring in 2021, a subsidiary of Brookfield Asset Management guarantees to Powell River Energy the payment of obligations of an industrial power purchaser for an annual fee of C$0.5 million.

Purchase of natural gas

A subsidiary of Brookfield Asset Management acting as an agent on behalf of Brookfield Renewable secures the price of natural gas with respect to a gas plant in Ontario until the end of 2013 for a weighted average price of $6 per MMbtu.

Insurance services

In the normal course of operations, an insurance broker affiliated with Brookfield Asset Management, entered into transactions with Brookfield Renewable to provide insurance services. These transactions are measured at exchanged value.

Voting Agreements

In December 2011 Brookfield Renewable entered into voting agreements with subsidiaries of Brookfield Asset Management whereby these subsidiaries, as managing members of entities related to the Brookfield Americas Infrastructure Fund (the “BAIF Entities”) in which Brookfield Renewable holds investments with institutional investors, agreed to assign to Brookfield Renewable their voting rights to appoint the directors of the BAIF Entities. Brookfield Renewable’s economic interests in the BAIF Entities in the United States and Brazil are 22% and 25%, respectively.

In September 2013, Brookfield Renewable entered into a voting agreement with subsidiaries of Brookfield Asset Management whereby these subsidiaries, as managing members of entities related to Brookfield Infrastructure Fund II (the “BIF II Entities”) in which Brookfield Renewable holds investments with institutional investors, agreed to assign to Brookfield Renewable their voting rights to appoint the directors of the BIF II Entities. Brookfield Renewable’s economic interests in the BIF II Entities was 50.1% as at December 31, 2013.

The following table reflects the related party agreements and transactions on the consolidated statements of income (loss), for the year ended December 31:

(MILLIONS)	2013	2012	2011
Revenues
Purchase and revenue support agreements	$456	$376	$254
Wind levelization agreement	6	2	7
	$462	$378	$261
Direct operating costs
Energy purchases	$(36)	$(40)	$(41)
Energy marketing fee	(20)	(18)	(11)
Insurance services	(26)	(18)	(18)
	$(82)	$(76)	$(70)
Interest expense	$-	$-	$(19)
Management service costs	$(41)	$(36)	$(1)

The following table reflects the impact of the related party agreements and transactions on the consolidated balance sheets as at December 31:

(MILLIONS)	Related party	2013	2012
Current assets
Due from related parties
Amounts due from	Brookfield Asset Management	$36	$20
	Equity accounted and other	12	14
		$48	$34
Due from related parties
Amounts due from	Brookfield Asset Management
	Brascan Energetica	$-	$3
Note receivable	Powell River Energy Inc.(1)	-	19
		$-	$22
Current liabilities
Due to related parties
Amount due to	Brookfield Asset Management	$48	$45
Accrued distributions payable on LP units
and Redeemable/Exchangeable
partnership units	Brookfield Asset Management	62	61
Amount due to	Equity accounted	-	3
		$110	$109

(1)            Brookfield Renewable acquired the remaining 50% interest in this entity in 2013 bringing the total investment to 100%, and its results were fully consolidated.

Current assets

Amounts due from Brookfield Asset Management are non-interest bearing, unsecured and due on demand.

Amounts due from related parties

Amounts due from Brookfield Asset Management are non-interest bearing, unsecured and due on demand.

Amounts due are not considered impaired based on the credit worthiness of the related - party counterparties. Accordingly, as at December 31, 2013 and 2012, an allowance for doubtful accounts was not deemed necessary.

Current liabilities

Amounts due to Brookfield Asset Management are unsecured, payable on demand and relate to recurring transactions.

10.  equity-accounted investments

The following are Brookfield Renewable’s equity-accounted investments as at December 31:

	Principal place	Ownership	Carrying value
	of business	interest
(MILLIONS)%			2013	2012
Bear Swamp Power Co. L.L.C.	United States	50	$138	$155
Galera Centrais Eletricas S.A.	Brazil	50	58	67
Pingston Power Inc.	Canada	50	51	59
Brookfield Americas Infrastructure Fund Investees	United States	50	40	41
Brookfield Infrastructure Fund II Investees	United States	14 - 50	3	-
Powell River Energy Inc.(1)	Canada		-	22
			$290	$344

(1)            In 2013, Brookfield Renewable acquired the remaining 50% interest in this entity, bringing the total investment to 100%, and its results were fully consolidated.

The following table outlines the changes in Brookfield Renewable’s equity-accounted investments for the year ended December 31:

(MILLIONS)	2013	2012	2011
Balance, beginning of year	$344	$405	$269
Acquisitions	(19)	(63)	20
Revaluation recognized through OCI	(15)	16	136
Share of OCI	1	-	(7)
Share of net income (loss)	9	(5)	10
Dividends received	(18)	(12)	(8)
Foreign exchange loss	(12)	(5)	(14)
Other	-	8	(1)
Balance, end of year	$290	$344	$405

The following tables summarize certain financial information of equity-accounted investments:

(MILLIONS)		2013	2012
As at December 31:
Current assets		$54	$66
Property, plant and equipment, at fair value		726	1,018
Other assets		232	241
Current liabilities		27	46
Long-term debt		202	320
Other liabilities		203	272

(MILLIONS)	2013	2012	2011
For the year ended December 31:
Revenue	$110	$106	$117
Net income (loss)	19	(12)	19
Share of net income (loss)
Cash earnings	21	13	23
Non-cash loss	(12)	(18)	(13)

11.   PROPERTY, PLANT AND EQUIPMENT, AT FAIR VALUE

The following table presents a reconciliation of property, plant and equipment, at fair value:

(MILLIONS)	Hydroelectric(1)	Wind energy	CWIP	Other(2)	Total
As at December 31, 2010	$11,409	$554	$234	$63	$12,260
Additions(3)	222	73	716	18	1,029
Transfers and other	90	380	(501)	-	(31)
Items recognized through OCI
Change in fair value	1,181	489	(52)	20	1,638
Foreign exchange	(390)	(11)	(11)	(1)	(413)
Items recognized through net income
Change in fair value	(14)	-	-	1	(13)
Depreciation(4)	(419)	(35)	-	(14)	(468)
As at December 31, 2011	$12,079	$1,450	$386	$87	$14,002
Additions(3)	607	385	490	-	1,482
Transfers and other	107	429	(558)	4	(18)
Items recognized through OCI
Change in fair value	637	62	82	(13)	768
Foreign exchange	(70)	40	(8)	2	(36)
Items recognized through net income
Change in fair value	(20)	(4)	-	11	(13)
Depreciation(4)	(349)	(113)	-	(21)	(483)
As at December 31, 2012	$12,991	$2,249	$392	$70	$15,702
Additions(3)	921	430	255	-	1,606
Transfers and other	183	(4)	(205)	-	(26)
Items recognized through OCI
Change in fair value	(215)	8	24	(19)	(202)
Foreign exchange	(672)	(90)	(25)	(2)	(789)
Items recognized through net income
Change in fair value	(21)	(3)	-	9	(15)
Depreciation(4)	(381)	(142)	-	(12)	(535)
As at December 31, 2013	$12,806	$2,448	$441	$46	$15,741

(1)       Includes $31 million of intangible assets (2012: $44 million and 2011: $57 million).

(2)       Included in “Other” are gas-fired generating (“co-gen”) units.

(3)       Includes acquisitions of $1,387 million (2012: $1,374 million and 2011: $234 million) (See Note 4).

(4)       Assets not subject to depreciation include CWIP and land.

The fair value of Brookfield Renewable’s property, plant and equipment is calculated as described in Notes 2 (f) - Property, plant and equipment and revaluation method and 2 (n) - Critical estimates. Judgment is involved in determining the appropriate estimates and assumptions in the valuation of Brookfield Renewable’s property, plant and equipment. See Note 2 (o) - Critical judgments in applying accounting policies.

Discount rates, terminal capitalization rates and exit dates used in the valuation methodology, are provided in the following table:

	United States		Canada		Brazil
	2013	2012	2013	2012	2013	2012
Discount rate
Contracted	5.8%	5.2%	5.1%	4.7%	9.1%	8.6%
Uncontracted	7.6%	7.0%	6.9%	6.5%	10.4%	9.9%
Terminal capitalization rate(1)	7.1%	7.0%	6.4%	6.5%	N/A	N/A
Exit date	2033	2032	2033	2032	2029	2029

(1)            The terminal capitalization rate applies only to hydroelectric assets in the United States and Canada.

The following table summarizes the impact of a change in discount rates and terminal capitalization rates on the fair value of property, plant and equipment:

(BILLIONS)	2013	2012
50 bps increase in discount rates	$(1.1)	$(1.2)
50 bps decrease in discount rates	1.3	1.4

50 bps increase in terminal capitalization rate(1)	(0.3)	(0.4)
50 bps decrease in terminal capitalization rate(1)	0.3	0.3

(1)        The terminal capitalization rate applies only to hydroelectric assets in the United States and Canada.

Terminal values are included in the valuation of hydroelectric assets in the United States and Canada.  For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset without consideration of potential renewal value. The weighted-average remaining duration at December 31, 2013, is 16 years (2012: 17 years). Consequently, there is no terminal value attributed to the hydroelectric assets in Brazil.

The following table summarizes the percentage of total generation contracted under power purchase agreements:

	United States	Canada	Brazil
1 - 10 years	64%	91%	42%
11 - 20 years	50%	68%	31%

The following table summarizes power prices from long-term power purchase agreements that are linked specifically to the related power generating assets:

Per MWh(1)	United States	Canada		Brazil
1 - 10 years	$89	C$	90	R$	240
11 - 20 years	$104	C$	96	R$	374

(1)            Assumes nominal prices based on weighted-average generation.

The following table summarizes the estimates of future electricity prices:

Per MWh(1)	United States	Canada		Brazil
1 - 10 years	$74	C$	99	R$	239
11 - 20 years	$119	C$	119	R$	367

(1)            Assumes nominal prices based on weighted-average generation.

A 5% change in the estimates of future electricity prices would increase or decrease the fair value of property, plant and equipment by approximately $400 million.

Brookfield Renewable’s long term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth by the year 2020. A one year change would increase or decrease the fair value of property, plant and equipment by approximately $200 million.

Had Brookfield Renewable’s revalued property, plant and equipment been measured on a historical cost basis, the carrying amounts, net of accumulated depreciation would have been as follows at December 31:

(MILLIONS)	2013	2012
Hydroelectric	$5,305	$4,639
Wind	1,935	1,652
Other(1)	386	357
	$7,626	$6,648

(1)        Included within the “Other” category are gas-fired generating units and CWIP.

12.  OTHER LONG-TERM ASSETS

The composition of Brookfield Renewable’s other long-term assets as at December 31 is presented in the following table:

		Accumulated
	Cost	Amortization	Net Book Value	Net book value
(MILLIONS)	2013			2012
Water rights	$100	$(26)	$74	$84
Restricted cash	75	-	75	80
Available-for-sale investments	-	-	-	26
Unamortized financing fees	37	(26)	11	11
Other	54	(4)	50	53
	$266	$(56)	$210	$254

Brookfield Renewable is required to pay the Brazilian Federal Government for the usage of public assets (“Water rights”) over the concession terms associated with two of its Brazilian facilities. Water rights are monetarily adjusted by the Brazilian General Market Price Index.  As at December 31, 2013, an asset of $74 million (2012: $84 million) was included in other long-term assets and corresponding liability of $89 million was recorded within other long-term liabilities (Note 16) (2012: $101 million).

At December 31, 2013, $75 million of long-term restricted cash (2012: $80 million) was held to satisfy lease payments and meet debt service obligations.

At December 31, 2012, an investment in securities owned by Brookfield Renewable was classified as available-for-sale. The investment totaled $26 million and related to Western Wind. No gains (losses) have been recorded in OCI.

The unamortized fees primarily relate to the sale and leaseback of a hydroelectric facility. Unamortized fees are amortized on a straight-line basis over the term of the arrangement to interest expense.

13.  accounts payable and accrued liabilities

Brookfield Renewable’s accounts payable and accrued liabilities as at December 31 are as follows:

(MILLIONS)	2013	2012
Operating accrued liabilities	$101	$97
Interest payable on corporate and subsidiary borrowings	49	41
Accounts payable	11	23
LP Unitholders’ distribution and preferred dividends payable	40	34
Other	8	12
	$209	$207

14.  LONG-TERM DEBT AND CREDIT FACILITIES

The composition of debt obligations as at December 31 is presented in the following table:

	2013			2012
	Weighted-average			Weighted-average
	Interest	Term		Interest	Term
(MILLIONS EXCEPT AS NOTED)	rate (%)	(years)		rate (%)	(years)
Corporate borrowings
Series 3 (CDN$200)	5.3	4.8	$188	5.3	5.8	$202
Series 4 (CDN$150)	5.8	22.9	141	5.8	23.9	151
Series 6 (CDN$300)	6.1	2.9	282	6.1	3.9	302
Series 7 (CDN$450)	5.1	6.8	424	5.1	7.8	454
Series 8 (CDN$400)	4.8	8.1	377	4.8	9.1	403
	5.3	7.7	$1,412	5.3	8.7	$1,512
Subsidiary borrowings
United States	6.0	9.7	$2,826	6.4	11.4	$2,264
Canada	5.8	15.2	1,877	5.9	12.7	1,781
Brazil	7.4	11.1	238	8.5	9.7	348
	6.0	11.8	$4,941	6.4	11.8	$4,393
Credit facilities(1)	1.4	3.8	$311	2.0	3.8	$268
Total debt			$6,664			$6,173
Add: Unamortized premiums(2)			11			-
Less: Unamortized financing fees(2)			(52)			(54)
Less: Current portion			(517)			(532)
			$6,106			$5,587

(1)            Amounts are unsecured and revolving. Interest rate is at the London Interbank Offered Rate (“LIBOR”) plus 1.25% (2012: 1.75%).

(2)            Unamortized premiums and unamortized financing fees are amortized to interest expense over the terms of the borrowing.

Future maturities of Brookfield Renewable’s debt obligations, for each of the next five years and thereafter are as follows:

(MILLIONS)	2014	2015	2016	2017	2018	Thereafter	Total
Corporate borrowings(1)	$-	$-	$282	$-	$188	$942	$1,412
Subsidiary borrowings(1)
United States	442	425	96	505	206	1,152	2,826
Canada	48	50	139	47	49	1,544	1,877
Brazil	27	26	24	24	23	114	238
	517	501	541	576	466	3,752	6,353
Credit facilities	-	-	-	311	-	-	311
	$517	$501	$541	$887	$466	$3,752	$6,664

(1)           Corporate borrowings and subsidiary borrowings include $52 million and $11 million of unamortized deferred financing fees and premiums, respectively.

Future maturities of borrowings for subsidiaries accounted for on an equity-accounted basis for each of the next five years and thereafter are as follows:

(MILLIONS)	2014	2015	2016	2017	2018	Thereafter	Total
United States	$1	$1	$1	$125	$1	$7	$136
Canada	-	33	-	-	-	-	33
	$1	$34	$1	$125	$1	$7	$169

The unamortized financing fees of each debt obligation as at December 31 are as follows:

(MILLIONS)	2013	2012	2011
Corporate borrowings
Unamortized financing fees, beginning of year	$8	$6	$6
Additional financing fees	-	3	-
Amortization of financing fees	(2)	(1)	-
Unamortized financing fees, end of year	$6	$8	$6
Subsidiary borrowings
Unamortized financing fees, beginning of year	$46	$49	$44
Additional financing fees	17	15	15
Amortization of financing fees	(17)	(18)	(10)
Unamortized financing fees, end of year	$46	$46	$49
Total	$52	$54	$55

Long-term debt and credit facilities are recorded at amortized cost.

The following table provides information about management’s best estimate of the fair value of long-term debt and credit facilities as at December 31:

	2013		2012
(MILLIONS)	Carrying value(1)	Fair value	Carrying value(1)	Fair value
Corporate borrowings	$1,406	$1,535	$1,504	$1,700
Subsidiary borrowings
United States	$2,804	$2,988	$2,244	$2,440
Canada	1,864	2,056	1,755	2,004
Brazil	238	238	348	348
	4,906	5,282	4,347	4,792
Credit facilities	311	311	268	268
	$6,623	$7,128	$6,119	$6,760

(1)            Net of unamortized financing fees and premiums.

Corporate borrowings

Corporate borrowings are obligations of a finance subsidiary of Brookfield Renewable (Note 23  - Subsidiary public issuers).  The finance subsidiary may redeem some or all of the borrowings from time to time, pursuant to the terms of the indenture.  The balance is payable upon maturity, and interest on corporate borrowings is paid semi-annually.

Subsidiary borrowings

Subsidiary borrowings are generally asset-specific, long-term, non-recourse borrowings denominated in the domestic currency of the subsidiary. Subsidiary borrowings in the United States and Canada consist of both fixed and floating interest rate debt.  Brookfield Renewable uses interest rate swap agreements to minimize its exposure to floating interest rates.  Subsidiary borrowings in Brazil consist of floating interest rates of TJLP, the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate, plus a margin.

In February 2013, Brookfield Renewable refinanced indebtedness associated with a 166 MW Ontario wind facility through a C$450 million loan for a term of 18 years at 5.1%.

In February 2013, a subsidiary of Brookfield Renewable issued a $75 million floating rate credit facility maturing in 2015.

In March 2013, Brookfield Renewable refinanced indebtedness associated with a 51 MW Ontario wind facility through a C$130 million loan for a term of 19 years at 5.0%.

In March 2013, Brookfield Renewable purchased 88% of the $575 million in operating company notes outstanding with respect to the recently acquired, 360 MW hydroelectric portfolio in Northeastern United States. In May 2013, Brookfield Renewable purchased 100% of the $125 million of holding level notes with respect to the same facilities. Brookfield Renewable financed a portion of the tendered notes through a 24-month, bridge loan of up to $350 million.

As part of the acquisition of wind assets in California, Brookfield Renewable assumed an aggregate of $250 million in subsidiary borrowings, of which $200 million is subject to a fixed interest rate of 7.2% and matures in 2032.

With the Canadian Hydroelectric Step Acquisition and the assumption of the other partners’ portion of the non-recourse debt, Brookfield Renewable increased subsidiary borrowings by $96 million. The debt matures in 2016 and bears a fixed interest rate of 6.5%.

Net repayments of $373 million were made during the year ended December 31, 2013.

Credit facilities

In 2013, Brookfield Renewable expanded its committed unsecured revolving credit facilities to $1,280 million and extended the maturity date to October 31, 2017. The credit facilities are used for general working capital purposes. The credit facility is available by way of advances in either Canadian or U.S. dollars of (i) prime rate loans (ii) bankers’ acceptance (“BA”) rate loans (iii) LIBOR loans and (iv) letters of credit. Refer to Note 25 – Commitments, contingencies and guarantees for further details. The credit facility bears interest at the applicable BA rate or LIBOR plus an applicable margin. The applicable margin is tiered on the basis of Brookfield Renewable’s unsecured long-term debt rating. At December 31, 2013, the margin was 1.25% (2012: 1.75%). Standby fees are charged on the undrawn balance.

In addition, Brookfield Asset Management provided a $200 million committed unsecured revolving credit facility maturing in December 2014, at LIBOR plus 2%.

Brookfield Renewable and its subsidiaries issue letters of credit from its credit facilities for general corporate purposes, which include, but are not limited to, security deposits, performance bonds and guarantees for debt service reserve accounts.

(MILLIONS)	2013	2012
Available revolving credit facilities	$1,480	$990
Drawings	(311)	(268)
Issued letters of credit	(212)	(182)
Unutilized revolving credit facilities	$957	$540

Net draws of $43 million were made during the year ended December 31, 2013.

15.  Income taxes

The major components of income tax (expense) recovery for the year ended December 31 are as follows:

(MILLIONS)	2013	2012	2011
Income tax (expense) recovery applicable to:
Current taxes
Attributed to the current period	$(19)	$(14)	$(8)
Deferred taxes
Income taxes - origination and reversal of temporary differences	$24	$82	$75
Relating to change in tax rates / imposition of new tax laws	14	(5)	(3)
Relating to unrecognized temporary differences and tax losses	(20)	(23)	(22)
	$18	$54	$50
Total income tax (expense) recovery	$(1)	$40	$42

The major components of deferred income tax (expense) recovery for the year ended December 31 recorded directly to OCI are as follows:

(MILLIONS)	2013	2012	2011
Deferred income taxes attributed to:
Financial instruments designated as cash flow hedges	$(11)	$(1)	$194
Revaluation surplus
Origination and reversal of temporary differences	98	(218)	(268)
Relating to changes in tax rates / imposition of new tax laws	6	(6)	315
	$93	$(225)	$241

Brookfield Renewable’s effective income tax (expense) recovery for the year ended December 31 is different from its recovery at its statutory income tax rate due to the differences below:

(MILLIONS)	2013	2012	2011
Statutory income tax (expense) recovery(1)	$(76)	$47	$173
(Reduction) increase resulting from:
Increase in tax assets not recognized	(20)	(23)	(21)
Deemed profit method differences in Brazil	12	7	11
Differences between statutory rate and future tax rate	69	25	15
Losses (gains) recorded not taxable to Brookfield Renewable	13	(24)	6
Other	1	8	(33)
Effective income tax (expense) recovery, before change in
Fund unit liability	$(1)	$40	$151
Change in Fund unit liability	-	-	(109)
Effective income tax (expense) recovery	$(1)	$40	$42

(1)            Statutory income tax (expense) recovery is calculated at the domestic rates applicable to the profits in the country concerned.

The above reconciliation has been prepared by aggregating the information for all of Brookfield  Renewable’s subsidiaries using the domestic rate in each tax jurisdiction.

The following table details the expiry date, if applicable, of the unrecognized deferred tax assets as at December 31:

(MILLIONS)	2013	2012
2014 to 2018	$1	$1
2019 and thereafter	62	71
	$63	$72

The deferred tax assets and liabilities of the following temporary differences have been recognized in the consolidated financial statements for the year ended December 31:

		Recognized
		in Net
	Jan 1,	income	Recognized	Business	Foreign	Dec 31,
(MILLIONS)	2013	(loss)	in Equity	Combinations	Exchange	2013
Non-capital losses	$270	$32	$7	$41	$(9)	$341
Amount available for future
deductions	131	(13)	-	-	(8)	110
Difference between tax and carrying
value	(2,669)	(1)	97	(123)	97	(2,599)
Net deferred tax (liabilities) assets	$(2,268)	$18	$104	$(82)	$80	$(2,148)

		Recognized
		in Net
	Jan 1,	income	Recognized	Business	Foreign	Dec 31,
(MILLIONS)	2012	(loss)	in Equity	Combinations	Exchange	2012
Non-capital losses	$168	$97	$-	$-	$5	$270
Amount available for future
deductions	138	(14)	-	-	7	131
Difference between tax and carrying
value	(2,367)	(29)	(225)	(2)	(46)	(2,669)
Net deferred tax (liabilities) assets	$(2,061)	$54	$(225)	$(2)	$(34)	$(2,268)

		Recognized
		in Net
	Jan 1,	income	Recognized	Business	Foreign	Dec 31,
(MILLIONS)	2011	(loss)	in Equity	Combinations	Exchange	2011
Non-capital losses	$124	$44	$-	$-	$-	$168
Capital losses	5	(5)	-	-	-	-
Amount available for future
deductions	147	(9)	-	-	-	138
Difference between tax and carrying
value	(2,424)	20	241	-	(204)	(2,367)
Net deferred tax (liabilities) assets	$(2,148)	$50	$241	$-	$(204)	$(2,061)

The deferred income tax liabilities includes $2,283 million (2012: $2,395 million) of liabilities which relate to property, plant and equipment revaluations included in equity.

16.  OTHER LONG-TERM liabilities

Brookfield Renewable’s other long-term liabilities as at December 31 are comprised of the following:

(MILLIONS)	2013	2012
Concession payment liability	$89	$101
Decommissioning retirement obligations	28	27
Pension obligations (Note 20)	33	47
Other	13	13
	$163	$188

At December 31, 2013, Brookfield Renewable recorded a liability associated with a future obligation relating to concession payments of $89 million (2012: $101 million).  The future obligation is being settled through monthly payments made over the concession term. In 2013 $1 million (2012: $1 million) of concessions payments were made to the Brazilian Federal Government. See Note 12 - Other long-term assets for additional details regarding water rights.

Brookfield Renewable has recorded decommissioning retirement obligations associated with certain power generating assets. The estimated cost of decommissioning activities is based on a third party assessment.  The decommissioning retirement obligation of $28 million at December 31, 2013 (2012: $27 million), has been established for wind operation sites in Canada and United States that are expected to be restored between the years 2031 to 2064.

17. CAPITAL MANAGEMENT

Brookfield Renewable’s primary capital management objectives are to ensure the sustainability of its capital to support continuing operations, meet its financial obligations, allow for growth opportunities and provide stable distributions to its unitholders. Brookfield Renewable’s capital is monitored through total debt to total debt plus equity which is defined as the total long-term debt and credit facilities divided by total long-term debt and credit facilities plus equity.

Brookfield Renewable has provided covenants to certain of its lenders for its corporate borrowings and credit facilities. The covenants require Brookfield Renewable to meet minimum debt to capitalization ratios.  Subsidiaries of Brookfield Renewable have provided covenants to certain of their lenders for their property-specific borrowings. These covenants vary from one agreement to another and include ratios that address debt service coverage. Certain lenders have also put in place requirements that oblige Brookfield Renewable and its subsidiaries to maintain debt and capital expenditure reserve accounts. The consequences to the subsidiaries as a result of failure to comply with their covenants could include a limitation of distributions from the subsidiaries to Brookfield Renewable, as well as repayment of outstanding debt. Brookfield Renewable is dependent on the distributions made by its subsidiaries to service its debt.

Financial covenants associated with Brookfield Renewable’s various banking and debt arrangements are reviewed regularly and controls are in place to maintain compliance with these covenants. Brookfield Renewable complied with all financial covenants for the years ended December 31, 2013, 2012 and 2011.

Brookfield Renewable’s strategy during 2013, which was unchanged from 2012, was to maintain the measure set out in the following schedule as at December 31:

(MILLIONS)	2013	2012
Total debt
Current portion of long-term debt	$517	$532
Long-term debt and credit facilities	6,106	5,587
	6,623	6,119
Deferred income tax liability, net(1)	2,148	2,268
Preferred equity	796	500
Participating non-controlling interests - in operating subsidiaries	1,303	1,028
General partnership interest in a holding subsidiary held by
Brookfield	54	63
Participating non-controlling interests - in a holding
subsidiary - Redeemable/Exchangeable units held by Brookfield	2,657	3,070
Limited partners' equity	2,726	3,147
Total capitalization(2)	$16,307	$16,195
Debt to total capitalization	41%	38%

(1)            Deferred income tax liability minus deferred income tax asset.

(2)            Total debt plus deferred income tax liability, net of deferred income tax assets, non-controlling interests, and limited partners’ equity.

18. Non-controlling interests

Brookfield Renewable’s non-controlling interests are comprised of the following as at December 31:

(MILLIONS)	2013	2012
Preferred equity	$796	$500
Participating non-controlling interests - in operating subsidiaries	1,303	1,028
General partnership interest in a holding subsidiary held by Brookfield	54	63
Participating non-controlling interests - in a holding subsidiary -
Redeemable/Exchangeable units held by Brookfield	2,657	3,070
Total	$4,810	$4,661

Preferred equity

Brookfield Renewable’s preferred equity as at December 31, consists of Class A Preference Shares as follows:

			Earliest
		Cumulative	permitted	Dividends declared
	Shares	Dividend	redemption	For the year ended
(MILLIONS)	Outstanding	Rate	date	2013	2012	2013	2012
Series 1	10	5.25%	Apr 30, 2015	$13	$13	$234	$250
Series 3	10	4.40%	Jul 31, 2019	11	3	234	250
Series 5	7	5.00%	Apr 30, 2018	8	-	164	-
Series 6	7	5.00%	Jul 31, 2018	5	-	164	-
	34			$37	$16	$796	$500

The holders of the Series 1 preferred shares are entitled to receive fixed cumulative dividends at an annual rate of C$1.3125 per share, a yield of 5.25% for the initial period ending April 30, 2015. The dividend rate will reset on April 30, 2015 and every five years thereafter at a rate equal to the then five-year Government of Canada Bond yield plus 2.62%.

The holders of the Series 3 preferred shares are entitled to receive fixed cumulative dividends at an annual rate of C$1.10 per share, a yield of 4.4% for the initial period ending July 31, 2019.  The dividend will reset on July 31, 2019 and every five years thereafter at a rate equal to the then five-year Government of Canada Bond yield plus 2.94%.

In January 2013 and May 2013, Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) issued 7 million of Series 5 and 7 million of Series 6 perpetual preferred shares, respectively, at a price of C$25 per share. The holders of the preferred shares are entitled to receive fixed cumulative dividends at an annual rate of C$1.25 per share, for a yield of 5%.

Brookfield Renewable, BRELP and certain holding company subsidiaries fully and unconditionally guarantee the payment of dividends on all of the Class A Preference Shares, the amount due on redemption, and the amounts due on the liquidation, dissolution or winding-up of BRP Equity.

The Class A Preference Shares do not have a fixed maturity date and are not redeemable at the option of the holders. As at December 31, 2013, none of the issued Class A Preference Shares have been redeemed by BRP Equity.

Participating non-controlling interests – in operating subsidiaries

The net change in participating non-controlling interests – in operating entities is as follows:

	Brookfield
	Americas	Brookfield
	Infrastructure	Infrastructure	The Catalyst	Brascan
(MILLIONS)	Fund	Fund	Group	Energetica	Other	Total
As at December 31, 2010	$-	$-	$143	$63	$-	$206
Net income (loss)	1	-	5	5	-	11
OCI	173	-	16	11	-	200
Acquisitions	209	-	-	-	14	223
Distributions	-	-	(14)	(5)	(6)	(25)
Other	(3)	-	17	-	-	14
As at December 31, 2011	$380	$-	$167	$74	$8	$629
Net income (loss)	(44)	-	2	2	-	(40)
OCI	24	-	(28)	(7)	25	14
Acquisitions	447	-	-	(9)	8	446
Distributions	-	-	(18)	(6)	-	(24)
Other	(1)	-	-	4	-	3
As at December 31, 2012	$806	$-	$123	$58	$41	$1,028
Net income	21	1	18	1	-	41
OCI	133	(2)	(26)	(10)	4	99
Acquisitions and contributions	51	214	-	-	-	265
Distributions	(119)	-	-	(3)	-	(122)
Other	(1)	(6)	1	-	(2)	(8)
As at December 31, 2013	$891	$207	$116	$46	$43	$1,303
Interests held by third parties	75-80%	50%	25%	20-30%	24-50%

The following tables summarize certain financial information of operating subsidiaries that have non-controlling interests that are material to Brookfield Renewable:

	Brookfield
	Americas	Brookfield
	Infrastructure	Infrastructure	The Catalyst
(MILLIONS)	Fund	Fund	Group	Other	Total
Interests held by third parties	75-80%	50%	25%	20-50%
Place of business				United States
	United States			Brazil
	Brazil	United States	United States	Canada
For the year ended December 31, 2011:
Revenue	$14	$-	$188	$44	$246
Net income (loss)	1	-	65	21	87
Total comprehensive income	233	-	122	98	453
Net income allocated to
non-controlling interests	1	-	5	5	11
Carrying value of third party interests	$380	$-	$167	$82	$629

For the year ended December 31, 2012:
Revenue	$86	$-	$137	$30	$253
Net income (loss)	(55)	-	10	6	(39)
Total comprehensive (loss) income	(60)	-	(103)	111	(52)
Net (loss) income allocated to
non-controlling interests	(44)	-	2	2	(40)
As at December 31, 2012:
Property, plant and equipment, at fair value	$1,756	$-	$1,166	$472	$3,394
Total assets	1,919	-	1,242	626	3,787
Total borrowings	787	-	630	60	1,477
Total liabilities	884	-	646	84	1,614
Carrying value of third party interests	$806	$-	$123	$99	$1,028

For the year ended December 31, 2013:
Revenue	$195	$74	$188	$25	$482
Net income	23	2	72	2	99
Total comprehensive income (loss)	258	(1)	(15)	2	244
Net income allocated to
non-controlling interests	21	1	18	1	41
As at December 31, 2013:
Property, plant and equipment, at fair value	$1,841	$735	$1,039	$520	$4,135
Total assets	1,973	794	1,161	575	4,503
Total borrowings	784	349	578	56	1,767
Total liabilities	830	379	597	80	1,886
Carrying value of third party interests	$891	$207	$116	$89	$1,303

General partnership interest in a holding subsidiary held by Brookfield and Participating non-controlling interests – in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield

Brookfield, as the owner of the 1% general partnership interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly distributions exceed specified target levels. To the extent that distributions exceed $0.375 per unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly distributions exceed $0.4225 per unit, the incentive distribution is equal to 25% of distributions above this threshold.

Consolidated equity includes Redeemable/Exchangeable Partnership Units issued by BRELP. The Redeemable/Exchangeable Partnership Units are held 100% by Brookfield Asset Management, which at its discretion has the right to redeem these units for cash consideration. No Redeemable/Exchangeable Partnership Units have been redeemed for cash consideration. Since this redemption right is subject to Brookfield Renewable’s right, at its sole discretion, to satisfy the redemption request with LP Units of Brookfield Renewable, the Redeemable/Exchangeable Partnership Units are classified as equity in accordance with IAS 32, Financial Instruments: Presentation. The Redeemable/Exchangeable Partnership Units are presented as non-controlling interests since they provide Brookfield the direct economic benefits and exposures to the underlying performance of BRELP. Both the LP Units issued by Brookfield Renewable and the Redeemable/Exchangeable Partnership Units issued by its subsidiary BRELP have the same economic attributes in all respects, except for the redemption right described above. The Redeemable/Exchangeable Partnership Units participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of Brookfield Renewable.

Consistent with the basis of presentation for the Combination (Note 2(b) (ii)), income (loss) attributable to Redeemable/Exchangeable Partnership Units held by Brookfield Asset Management has been calculated as if the Redeemable/Exchangeable Partnership Units had always been issued and outstanding.

The following table summarizes certain financial information regarding General partnership interest in a holding subsidiary held by Brookfield and Participating non-controlling interests – in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield:

(MILLIONS)	2013	2012	2011
For the year ended December 31:
Revenue	$1,706	$1,309	$1,169
Net income (loss)	215	(95)	(451)
Comprehensive (loss) income	(333)	332	615
Net income (loss) allocated to(1):
General partnership interests held by Brookfield	1	(1)	(5)
Redeemable/Exchangeable units held by Brookfield	67	(35)	(232)
As at December 31:
Property, plant and equipment, at fair value	$15,741	$15,702
Total assets	16,977	16,925
Total borrowings	6,623	6,119
Total liabilities	9,441	9,117
Carrying value of(2):
General partnership interests held by Brookfield	54	63
Redeemable/Exchangeable units held by Brookfield	2,657	3,070

(1)         Allocated based on weighted-average General partnership units, Redeemable/Exchangeable units and LP units of 2.7 million, 129.7 million, and 132.9 million, respectively (2012: 2.7 million, 129.7 million, and 132.9 million, respectively; 2011: 2.7 million, 129.7 million, and 132.8 million, respectively).

(2)         Allocated based on outstanding General partnership units, Redeemable/Exchangeable units and LP units of 2.7 million, 129.7 million, and 133.0 million, respectively (2012: 2.7 million, 129.7 million, and 132.9 million, respectively).

As at December 31, 2013, General Partnership Units and Redeemable/Exchangeable Partnership Units outstanding were 2,651,506 (2012: 2,651,506) and 129,658,623 (2012: 129,658,623), respectively.

For the year ended December 31, 2013, BRELP declared $4 million in distributions on the general partnership interest (2012: $4 million and 2011: $1 million) and no incentive distributions have been paid since the Combination. For the year ended December 31, 2013, BRELP declared distributions on the Redeemable/Exchangeable Partnership Units held by Brookfield of $188 million (2012: $179 million and 2011: $43 million).

19. LIMITED PARTNERS’ EQUITY

Limited partners’ equity

As at December 31, 2013, LP Units outstanding were 132,984,913 (2012: 132,901,916) including 40,026,986 (2012: 48,091,986) held by Brookfield Asset Management. General partnership interests represent 0.01% of Brookfield Renewable.

Consistent with the basis of presentation for the Combination (Note 2(b) (ii)), net loss per LP Unit has been calculated as if the LP Units had always been issued and outstanding.

During 2012, a distribution re-investment plan was implemented, allowing holders of LP Units who are resident in Canada to acquire additional LP Units by reinvesting all or a portion of their cash distributions without paying commissions. During the year ended December 31, 2013, 82,997 LP Units were issued (2012: 74,792 LP Units).

Distributions

Distributions may be made by the general partner of Brookfield Renewable with the exception of instances that there is insufficient cash available, payment rends Brookfield Renewable unable to pay its debt or payment of which might leave Brookfield Renewable unable to meet any future contingent obligations.

For the year ended December 31, 2013, Brookfield Renewable declared distributions on its LP Units of $193 million or $1.45 per LP Unit (2012: $183 million or $1.38 per LP Unit).

The composition of the distribution is presented in the following table:

(MILLIONS)	2013	2012
Brookfield Asset Management	$58	$66
External LP Unitholders	135	117
	$193	$183

During 2011, the Fund made distributions of $103 million consisting of $33 million paid to Brookfield and $70 million paid to the external unitholders of the Fund. In December 2011, Brookfield Renewable declared distributions on LP Units of $45 million ($0.3375 per LP Unit) payable on January 31, 2012, consisting of $21 million payable to Brookfield Asset Management and $24 million payable to external unitholders of Brookfield Renewable.

Unitholder distributions were increased from $1.35 per unit to $1.38 per unit in March 2012 and increased further to $1.45 per unit in March 2013, on an annualized basis.

Transactions related to the Combination

This note should be read in conjunction with Note 2 (b) - Basis of presentation. Brookfield Renewable’s consolidated balance sheet was adjusted for the effects of the following transactions that took place on the effective date of the Combination:

Settlement of the Fund unit liability

At December 31, 2010, Brookfield Renewable recorded a $1,355 million liability relating to the Fund unit liability. In 2010, Brookfield reduced its ownership in the Fund from 50.01% to 34%, on a fully-exchanged basis. Through various management, administration, agency and PPAs with the Fund, along with BRPI’s 34% ownership interest, BRPI continued to control the Fund, and therefore, consolidated its results. As at the date of the Combination, the Fund units, not previously owned by Brookfield, were transferred to Brookfield Renewable. The transfer was completed at fair value and satisfied by the issuance of LP Units of Brookfield Renewable. The result of this transaction is to reflect the settlement of the Fund unit liability at the date of the Combination of $1,568 million and the LP Units issued to satisfy the transfer are treated as equity of Brookfield Renewable.  As a result of the Combination, $767 million of equity was allocated to the Redeemable/Exchangeable Partnership Units to reflect the relative interests of Brookfield Renewable and Brookfield Asset Management in BRELP.  For the year ended December 31, 2011, and prior to the Combination, Brookfield Renewable recorded a mark-to-market loss of $306 million and expensed $70 million of distributions to external unitholders of the Fund.

Settlement of related party balances

Brookfield Renewable settled certain intercompany loans and transactions with Brookfield. The consolidated balance sheets include the reduction in amounts due from and amounts due to related parties, as they were exchanged for LP Units in lieu of a cash settlement.

Derivative balance

Amendments were made to certain energy revenue agreements with the related parties which resulted in those agreements no longer meeting the derivatives definition under the IFRS. Since this change arose from the common control reorganization with Brookfield Asset Management the amounts were adjusted directly into equity.

20. PENSION AND EMPLOYEE FUTURE BENEFITS

Brookfield Renewable offers a number of pension plans to its employees, as well as certain health care, dental care, life insurance and other benefits to certain retired employees pursuant to Brookfield Renewable’s policy.  The plans are funded by contributions from Brookfield Renewable and from plan members.  Pension benefits are based on length of service and final average earnings and some plans are indexed for inflation after retirement. The pension plans relating to employees of Brookfield Renewable have been included in the consolidated financial statements.

The Brookfield Renewable Pension Governance Committee (BRGC) is responsible for the implementation of strategic decisions and monitoring of the administration of Brookfield Renewable’s defined benefit pension plans.  Specifically, the BRGC will establish the investment strategies, approve the funding policies as well as assess that Brookfield Renewable has complied with all applicable law, fiduciary, reporting and disclosure requirements.

Actuarial valuations for Brookfield Renewable’s pension plans are required as per governing provincial or federal regulations. For Québec and the United States registered plans, actuarial valuations are required annually. For Ontario registered plans, actuarial valuations are required on a triennial basis if the funding level of the plan is above a certain threshold. Currently, all Ontario registered plans are on a triennial schedule. The dates of the most recent actuarial valuations for Brookfield Renewable’s pension and non-pension benefit plans range from December 31, 2010 to January 1, 2013. Brookfield Renewable measures its accrued benefit obligations and the fair value of plan assets for accounting purposes as at December 31 of each year.

The benefit liabilities represent the amount of pension and other employee future benefits that Brookfield Renewable’s employees and retirees have earned at year-end. The benefit obligation under these plans is determined through periodic actuarial reports which were based on the assumptions indicated in the following table.

Actuarial assumptions as at December 31:

	Defined benefit	Non-pension	Defined benefit	Non-pension	Defined benefit	Non-pension
	pension plans	benefit plans	pension plans	benefit plans	pension plans	benefit plans
	2013		2012		2011
	(%)		(%)		(%)
Discount rate(1)	4.0 - 5.0	4.9 - 5.0	3.5 - 4.5	4.1 - 4.5	4.2 - 5.3	4.5 - 5.3
Rate of price inflation(1)	2.0 - 2.5	N/A	2.0 - 2.8	N/A	2.5 - 2.8	N/A
Rate of compensation
increases(1)	2.5 - 4.0	3.0 - 3.0	3.0 - 4.0	3.0 - 3.0	3.5 - 4.0	3.5 - 4.0
Health care trend rate(2)	N/A	6.5 - 7.7	N/A	6.4 - 7.8	N/A	6.6 - 7.8

(1)         Determined on a weighted-average basis.

(2)         Assumed immediate trend rate at year end.

Plan obligations and the annual pension expense are determined on an actuarial basis and are affected by numerous assumptions and estimates including the market value of plan assets, estimates of the long-term rate of return on plan assets, discount rates, rate of compensation increases and other assumptions. The discount rate, rate of price inflation and inflation-linked assumptions and health care cost trend rate are the assumptions that generally have the most significant impact on the benefit obligations.

The discount rate for benefit obligation purposes is the rate at which the pension obligation could be effectively settled. Rate of compensation increases reflect the best estimate of merit increases to be provided, consistent with assumed inflation rates.

A 50 basis point change in the assumptions mentioned before, used for the calculation of the benefit obligations as at December 31, 2013, would result in the following increase (decrease) of the benefit obligations:

	Defined benefit	Non-pension
(MILLIONS)	pension plans	benefit plans
Discount rate
50 basis point increase	(4)	(2)
50 basis point decrease	6	2
Rate of price inflation and inflation-linked assumptions
50 basis point increase	3	N/A
50 basis point decrease	(3)	N/A
Health care cost trend rate
50 basis point increase	N/A	2
50 basis point decrease	N/A	(1)

The sensitivity analysis presented above may not be representative of the actual change in the defined benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

Expense recognized in the Consolidated statements of income (loss) and Consolidated statements of comprehensive income (loss) for the year ended December 31:

	Defined benefit	Non-pension	Defined benefit	Non-pension	Defined benefit	Non-pension
	pension plans	benefit plans	pension plans	benefit plans	pension plans	benefit plans
(MILLIONS)	2013		2012		2011
Current service costs	$2	$1	$2	$1	$2	$1
Past service costs	1	(1)	-	2	-	-
Interest expense	1	1	1	1	1	1
Administrative expenses	1	-	1	-	1	-
Recognized in consolidated
statement of income (loss)	5	1	4	4	4	2
Remeasurement on the net
defined benefit liability:
Return on plan assets	(7)	-	(2)	-	3	-
Actuarial changes arising
from changes in
demographic assumptions	2	-	-	1	-	(2)
Actuarial changes arising
from changes in
financial assumptions	(4)	(3)	7	2	5	1
Experience adjustments	-	-	1	(1)	(1)	-
Exchange differences
Recognized in consolidated
statement of comprehensive
income (loss)	(9)	(3)	6	2	7	(1)
Total	$(4)	$(2)	$10	$6	$11	$1

The amounts included in the consolidated balance sheets arising from Brookfield Renewable’s obligations in respect of its defined benefit plans are as follows:

	Defined benefit	Non-pension	Defined benefit	Non-pension	Defined benefit	Non-pension
	pension plans	benefit plans	pension plans	benefit plans	pension plans	benefit plans
(MILLIONS)	2013		2012		2011
Present value of defined
benefit obligation	$80	$27	$82	$29	$73	$23
Fair value of plan assets	(74)	-	(64)	-	(56)	-
Net liability	$6	$27	$18	$29	$17	$23

Defined benefit obligations

The movement in the defined benefit obligation for the year ended December 31 is as follows:

	Defined benefit	Non-pension	Defined benefit	Non-pension	Defined benefit	Non-pension
	pension plans	benefit plans	pension plans	benefit plans	pension plans	benefit plans
(MILLIONS)	2013		2012		2011
Balance, beginning of year	$82	$29	$73	$23	$66	$23
Current service cost	2	1	2	1	2	1
Past service cost	1	(1)	-	2	-	-
Interest expense	4	1	4	1	4	1
Remeasurement losses (gains)
Actuarial changes arising
from changes in
demographic assumptions	2	-	-	1	-	(2)
Actuarial changes arising
from changes in
financial assumptions	(4)	(3)	7	2	5	1
Experience adjustments	-	-	1	(1)	(1)	-
Benefits paid	(3)	(1)	(3)	(1)	(2)	(1)
Business combination	-	1	(2)	-	-	-
Exchange differences	(4)	-	-	1	(1)	-
Balance, end of year	$80	$27	$82	$29	$73	$23

Expected contributions to the defined pension plans for the year ended December 31, 2014 are $8 million.

Fair value of plan assets

The movement in the fair value of plan assets for the year ended December 31 is as follows:

	Defined benefit	Non-pension	Defined benefit	Non-pension	Defined benefit	Non-pension
	pension plans	benefit plans	pension plans	benefit plans	pension plans	benefit plans
(MILLIONS)	2013		2012		2011
Balance, beginning of year	$64	$-	$56	$-	$53	$-
Interest income	3	-	3	-	3	-
Return on plan assets	7	-	2	-	(3)	-
Employer contributions	7	1	7	1	6	1
Business combination	-	-	(2)	-	-	-
Benefits paid	(3)	(1)	(3)	(1)	(2)	(1)
Exchange differences	(4)	-	1	-	(1)	-
Balance, end of year	$74	$-	$64	$-	$56	$-

The composition of plan assets as at December 31 is as follows:

	2013	2012
	(%)	(%)
Asset category:
Equity securities	69	66
Debt securities	31	34
	100	100

21. DIRECT OPERATING COSTS

Brookfield Renewable’s direct operating costs for the year ended December 31 are comprised of the following:

(MILLIONS)	2013	2012	2011
Operations, maintenance and administration	$331	$292	$254
Water royalties, property taxes and other	137	112	97
Fuel and power purchases	42	64	44
Energy marketing fees (Note 9)	20	18	12
Total direct operating costs	$530	$486	$407

The remuneration of key management personnel of Brookfield Renewable for the years ended December 31, was as follows:

(MILLIONS)	2013	2012	2011
Share-based benefits	$6	$7	$6
Salaries and benefits	3	3	3
	$9	$10	$9

Key management personnel include those individuals having authority and responsibility for planning, directing and controlling the activities of Brookfield Renewable, directly or indirectly. Key management personnel include the Chairman, Chief Executive Officer, Chief Financial Officer and Chief Operating Officer. Share-based benefits relate to costs allocated from Brookfield Asset Management.

22. SUPPLEMENTAL INFORMATION

The net change in working capital balances for the year ended December 31 shown in the consolidated statements of cash flows is comprised of the following:

(MILLIONS)	2013	2012
Trade receivables and other current assets	$47	$(36)
Accounts payable and accrued liabilities	(42)	17
Other assets and liabilities	(4)	(3)
	$1	$(22)

23.  subsidiary public issuers

As a result of the Combination, Brookfield Renewable created Brookfield Renewable Energy Partners ULC (formerly BRP Finance ULC) (“BREP Finance”) to contractually assume BRPI’s term notes with maturities ranging from 2016 and 2036 with a principal value of C$1.1 billion. BREP Finance assumed these term notes, including accrued interest, in exchange for an interest-bearing demand promissory note issued by another wholly-owned subsidiary of Brookfield Renewable. Subsequently, in February 2012, BREP Finance issued C$400 million of 10-year term corporate notes. The term notes payable by BREP Finance are unconditionally guaranteed by Brookfield Renewable, BRELP and certain other subsidiaries.

See Note 14 – Long-term debt and credit facilities for additional details regarding issuances of mid-term corporate notes. See Note 18 – Non-controlling interests for additional details regarding the issuances of Class A Preference Shares.

The following tables provide consolidated summary financial information for Brookfield Renewable, BRP Equity, and BREP Finance:

						Brookfield
	Brookfield	BRP	BREP	Other	Consolidating	Renewable
(MILLIONS)	Renewable	Equity	Finance	Subsidiaries(1)	adjustments(2)	consolidated
As at December 31, 2013:
Current assets	$48	$-	$1,429	$610	$(1,483)	$604
Long-term assets	2,728	785	-	16,365	(3,505)	16,373
Current liabilities	50	10	17	2,256	(1,435)	898
Long-term liabilities	-	-	1,406	7,914	(777)	8,543
Preferred equity	-	796	-	-	-	796
Participating non-controlling interests -
in operating subsidiaries	-	-	-	1,303	-	1,303
Participating non-controlling interests -
in a holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	-	-	-	2,657	-	2,657
As at December 31, 2012:
Current assets	$46	$-	$1,528	$530	$(1,582)	$522
Long-term assets	3,153	495	-	16,398	(3,643)	16,403
Current liabilities	52	7	16	2,468	(1,582)	961
Long-term liabilities	-	-	1,506	7,142	(492)	8,156
Preferred equity	-	500	-	-	-	500
Participating non-controlling interests -
in operating subsidiaries	-	-	-	1,028	-	1,028
Participating non-controlling interests -
in a holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	-	-	-	3,070	-	3,070

(1)            Includes subsidiaries of Brookfield Renewable, other than BRP Equity and BREP Finance.

(2)            Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

						Brookfield
	Brookfield	BRP	BREP	Other	Consolidating	Renewable
(MILLIONS)	Renewable	Equity	Finance	Subsidiaries(1)	adjustments(2)	consolidated
For the year ended Dec 31, 2013
Revenues	$-	$-	$-	$1,706	$-	$1,706
Net income (loss)	69	-	-	215	(69)	215
For the year ended Dec 31, 2012
Revenues	$-	$-	$-	$1,309	$-	$1,309
Net (loss) income	(35)	-	(2)	(93)	35	(95)
For the year ended Dec 31, 2011
Revenues	$-	$-	$-	$1,169	$-	$1,169
Net (loss) income	(238)	-	2	(453)	238	(451)

(1)            Includes subsidiaries of Brookfield Renewable, other than BRP Equity and BREP Finance, general partnership interest in a holding subsidiary held by Brookfield and participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield.

(2)            Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

24.  segmented information

Brookfield Renewable operates renewable power assets, which include conventional hydroelectric generating assets located in the United States, Canada and Brazil, wind farms located in the United States and Canada and a pumped storage hydroelectric facility located in the United States. Brookfield Renewable also operates two natural gas-fired co-gen facilities. Management evaluates the business based on the type of power generation (Hydroelectric, Wind and Co-gen). Hydroelectric and wind are further evaluated by major region (United States, Canada and Brazil). “Equity-accounted investments” includes Brookfield Renewable’s interest in certain hydroelectric facilities. The “Other” segment includes CWIP and corporate costs.

In accordance with IFRS 8, Operating Segments, Brookfield Renewable discloses information about its reportable segments based upon the measures used by management in assessing performance. The accounting policies of the reportable segments are the same as those described in Note 2 of these consolidated financial statements. Brookfield Renewable analyzes the performance of its operating segments based on revenues, Adjusted EBITDA and funds from operations. Adjusted EBITDA means revenues less direct costs (including energy marketing costs), plus Brookfield Renewable’s share of cash earnings from equity-accounted investments and other income, before interest, income taxes, depreciation, management service costs and the cash portion of non-controlling interests. Funds from operations is defined as Adjusted EBITDA less interest, current income taxes and management service costs, which is then adjusted for the cash portion of non-controlling interests. Transactions between the reportable segments occur at fair value.

	Hydroelectric			Wind energy		Co-gen	Other	Total
(MILLIONS)	U.S.	Canada	Brazil	U.S.	Canada
For the year ended Dec 31, 2013:
Revenues	$677	$399	$301	$125	$133	$71	$-	$1,706
Adjusted EBITDA	494	330	221	85	113	23	(58)	1,208
Interest expense - borrowings	(148)	(64)	(23)	(38)	(44)	-	(93)	(410)
Funds from operations prior to
non-controlling interests	343	266	181	47	69	23	(191)	738
Cash portion of non-controlling interests	(69)	-	(12)	(26)	-	-	(37)	(144)
Funds from operations	274	266	169	21	69	23	(228)	594
Depreciation	(140)	(85)	(156)	(65)	(77)	(12)	-	(535)
For the year ended Dec 31, 2012:
Revenues	$438	$272	$340	$58	$131	$70	$-	$1,309
Adjusted EBITDA	294	213	236	31	113	20	(55)	852
Interest expense - borrowings	(137)	(65)	(58)	(23)	(44)	-	(84)	(411)
Funds from operations prior to
non-controlling interests	159	148	162	8	69	20	(175)	391
Cash portion of non-controlling interests	(11)	-	(11)	(6)	-	-	(16)	(44)
Funds from operations	148	148	151	2	69	20	(191)	347
Depreciation	(116)	(81)	(152)	(38)	(75)	(21)	-	(483)
For the year ended Dec 31, 2011:
Revenues	$467	$237	$335	$-	$70	$60	$-	$1,169
Adjusted EBITDA	336	179	269	-	58	25	(63)	804
Interest expense - borrowings	(149)	(68)	(94)	-	(25)	-	(75)	(411)
Funds from operations prior to
non-controlling interests	189	116	160	-	33	25	(139)	384
Cash portion of non-controlling interests	(26)	-	(13)	-	-	-	(13)	(52)
Funds from operations	163	116	147	-	33	25	(152)	332
Depreciation	(130)	(151)	(138)	-	(35)	(14)	-	(468)

The following table reconciles Adjusted EBITDA and funds from operations, presented in the above tables, to net income (loss) as presented in the consolidated statements of income (loss), for the year ended December 31:

(MILLIONS)	Notes	2013	2012	2011
Revenues	9	$1,706	$1,309	$1,169
Other income		11	16	19
Share of cash earnings from equity-accounted investments	10	21	13	23
Direct operating costs	21	(530)	(486)	(407)
Adjusted EBITDA		1,208	852	804
Interest expense - borrowings	24	(410)	(411)	(411)
Management service costs	9	(41)	(36)	(1)
Current income tax (expense) recovery	15	(19)	(14)	(8)
Funds from operations prior to non-controlling interests		738	391	384
Less: cash portion of non-controlling interests
Preferred equity		(37)	(16)	(13)
Participating non-controlling interests - in operating subsidiaries		(107)	(28)	(39)
Funds from operations		594	347	332
Add: cash portion of non-controlling interests		144	44	52
Depreciation	11	(535)	(483)	(468)
Unrealized financial instruments gain (loss)	8	37	(23)	(20)
Share of non-cash loss from equity-accounted investments	10	(12)	(18)	(13)
Deferred income tax (expense) recovery	15	18	54	50
Other	4	(31)	(16)	(8)
Loss on Fund unit liability	19	-	-	(376)
Net income (loss)		$215	$(95)	$(451)

The following table presents information about Brookfield Renewable’s certain balance sheet items on a segmented basis:

	Hydroelectric			Wind energy		Equity-	Co-gen	Other	Total
						accounted
(MILLIONS)	U.S.	Canada	Brazil	U.S.	Canada	investments
As at December 31, 2013:
Property, plant and
equipment, at fair value	$5,771	$4,830	$2,205	$1,198	$1,250	$-	$46	$441	$15,741
Total assets	6,065	4,947	2,426	1,282	1,297	290	62	608	16,977
Total borrowings	2,157	1,143	238	647	721	-	-	1,717	6,623
Total liabilities	3,328	2,144	398	720	995	-	4	1,852	9,441
For the year ended
December 31, 2013:
Additions to property, plant
and equipment	715	206	-	430	-	-	-	255	1,606
As at December 31, 2012:
Property, plant and
equipment, at fair value	$5,244	$5,177	$2,570	$834	$1,415	$-	$70	$392	$15,702
Total assets	5,418	5,386	2,805	910	1,452	344	83	527	16,925
Total borrowings	1,784	1,126	348	460	629	-	-	1,772	6,119
Total liabilities	2,997	2,162	556	531	957	-	15	1,899	9,117
For the year ended
December 31, 2012:
Additions to property, plant
and equipment	621	85	147	610	14	-	5	-	1,482

The following information is about Brookfield Renewable’s equity accounted investments:

	Hydroelectric			Wind energy		Co-gen	Other	Total
(MILLIONS)	U.S.	Canada	Brazil	U.S.	Canada
As at December 31, 2013	$181	$51	$58	$-	$-	$-	$-	$290
As at December 31, 2012	$196	$81	$67	$-	$-	$-	$-	$344

25.  Commitments, contingencies and guarantees

Commitments

In the course of its operations, Brookfield Renewable and its subsidiaries have entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements are renewable and extend up to 2054.

Brookfield Renewable has recorded decommissioning retirement obligations associated with its power generating assets. Refer to Note 16 – Other long-term liabilities for details.

The remaining project costs on the 45 MW hydroelectric project in British Columbia are expected to be $26 million.

At the balance sheet date, Brookfield Renewable had commitments for future minimum lease payments under non-cancellable leases which fall due as follows:

(MILLIONS)	2014	2015	2016	2017	2018	Thereafter	Total
Operating leases	$17	$17	$17	$13	$13	$124	$201
Capital leases	-	-	-	1	1	47	49
Total	$17	$17	$17	$14	$14	$171	$250

Contingencies

Brookfield Renewable and its subsidiaries are subject to various legal proceedings, arbitrations and actions arising in the normal course of business. While the final outcome of such legal proceedings and actions cannot be predicted with certainty, it is the opinion of management that the resolution of such proceedings and actions will not have a material impact on Brookfield Renewable’s consolidated financial position or results of operations.

Guarantees

Brookfield Renewable, on behalf of Brookfield Renewable’s subsidiaries, and the subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. The activity on the issued letters of credit by Brookfield Renewable can be found in Note 14 – Long-term debt and credit facilities. As at December 31, 2013, letters of credit issued by subsidiaries of Brookfield Renewable amounted to $93 million.

In the normal course of operations, Brookfield Renewable and its subsidiaries execute agreements that provide for indemnification and guarantees to third parties of transactions such as business dispositions, capital project purchases, business acquisitions, and sales and purchases of assets and services.  Brookfield Renewable has also agreed to indemnify its directors and certain of its officers and employees.  The nature of substantially all of the indemnification undertakings prevents Brookfield Renewable from making a reasonable estimate of the maximum potential amount that Brookfield Renewable could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither Brookfield Renewable nor its subsidiaries have made material payments under such indemnification agreements.

26.  subsequent eventS

In January 2014, Brookfield Renewable completed the acquisition of a 70 MW hydroelectric portfolio in Maine consisting of nine facilities which are expected to generate approximately 400 GWh annually. In February 2014, $140 million of financing was obtained with a private placement bond that matures in 2024. The acquisition was completed with institutional partners, and Brookfield Renewable retains an approximate 40% interest in the portfolio.

In January 2014, Brookfield Renewable acquired, with institutional partners, the remaining 50% interest in the 30 MW Malacha Hydro facility in California. Brookfield Renewable will retain an approximate 22% interest in the facility.

In January 2014, the $279 million bridge loan associated with the recently acquired 360 MW operating hydroelectric portfolio located in Maine was refinanced to 2017 at LIBOR plus 2.25%.

In February 2014, Brookfield Renewable announced an agreement to acquire a 33% economic and 50% voting interest in a 417 MW hydroelectric facility in Pennsylvania. This facility is expected to generate approximately 1,100 GWh annually. The acquisition is being pursued with institutional partners, and Brookfield Renewable’s share of the acquired interest is approximately 40%. This transaction is subject to regulatory approvals and other customary closing conditions and is expected to close in the first quarter of 2014.

In February 2014, Brookfield Renewable announced an increase in unitholder distributions to $1.55 per unit on an annualized basis, an increase of ten cents per unit, to take effect with the first quarter distribution payable in March 2014.

Unaudited Pro Forma Condensed Combined Statements of (Loss)

Income for the Year Ended December 31, 2011

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.

The unaudited pro forma condensed combined statements of (loss) income of Brookfield Renewable Energy Partners L.P. (“Brookfield Renewable”) adjusts the audited consolidated statements of (loss) income of Brookfield Renewable for the year ended December 31, 2011 to give effect to the following transactions that occurred on November 28, 2011 as if each occurred as of January 1, 2011:

•         the transfer of the Brookfield Renewable Power Division (the “Division”) and related transactions including the assumption of the term notes of Brookfield Renewable Power Inc. (“BRPI”) and the preferred shares of Brookfield Renewable Power Preferred Equity Inc. and the issuance by a holding entity of preferred shares to BRPI;

•         the transfer to Brookfield Renewable of the 66% ownership interest in Brookfield Renewable Power Fund (the “Fund”) not previously owned by the Division at fair value satisfied by the issuance of limited partnership units of Brookfield Renewable (the “LP Units”) and the subsequent dissolution of the Fund into an indirect, wholly-owned subsidiary of Brookfield Renewable. The result of this transaction is to reflect the settlement of the Fund unit liability and the issuance of LP Units as equity and to reflect a reduction in deferred tax balances of certain subsidiaries due to the dissolution of the Fund;

•         the amendment of the Power Purchase Agreement between BRPI and Brookfield Renewable Power Trust (“BRPT”) to increase the price paid for energy generated from the facilities owned by Great Lakes Power Limited (“GLPL”), a subsidiary of BRPT, from C$68 per megawatt hour (“MWh”) to C$82 per MWh. As a result of this amendment, energy revenues generated by facilities owned by GLPL will be increased;

•         the amendment of the Master Power Purchase and Sale Agreement between Brookfield Energy Marketing LP (“BEM LP”) and Mississagi Power Trust (“MPT”) to increase the price paid for energy from the facilities from C$68 per MWh to C$103 per MWh. As a result of this amendment, energy revenues generated by facilities owned by MPT will be increased;

•         the execution of an Energy Revenue Agreement between BEM LP and Brookfield Power US Holding America Co. (“BPUSHA”) to support the price for energy delivered by certain facilities in the United States at $75 per MWh. The contract price effectively replaces the market prices realized by BPUSHA for generation at these facilities;

•         changes in the fair value of certain facilities arising from the contract amendments and new agreement referred to above and changes in the accounting for certain power purchase agreements between the Division and BRPI;

•         the entry into a Master Services Agreement with Brookfield Asset Management Inc. (“Brookfield”) and an Energy Marketing Agreement with BEM LP; and

•         The settlement of certain intercompany balances with BRPI and its subsidiaries.

The unaudited pro forma condensed combined statements of (loss) income have been prepared based upon currently available information and assumptions deemed appropriate by management. The unaudited pro forma condensed combined statements of (loss) income are provided for information purposes only and may not be indicative of the results that would have occurred if the above transactions had been effected on January 1, 2011.

All financial data in these unaudited pro forma condensed combined statements of (loss) income is presented in U.S. dollars and has been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board.

Unaudited Pro Forma Condensed Combined Statement of (Loss) Income
For the Year Ended December 31, 2011
(Millions, except as noted)

	Brookfield Renewable Consolidated	Transfer of BRPF Units 4(ii)	Power Purchase Agreements 4(iii)	Financial Instruments 4(iv)	Change in depreciation expense 4(v)	Management service agreements 4(vi)	Intercompany settlements 4(vii)	Income taxes 4(viii)	Pro Forma

Revenues	$1,169	$-	$140	$-	$-	$-	$-	$-	$1,309
Other income	19								19
Direct operating costs	(407)					(18)			(425)
Management service costs	(1)					(21)			(22)
Interest expense-borrowings	(411)								(411)
Share of earnings from equity-accounted investments	10								10
Unrealized financial instruments (loss) gain	(20)			20					-
Loss on Fund unit liability	(376)	376							-
Depreciation and amortization	(468)				4				(464)
Other	(8)						19		11
Income (loss) before income taxes	$(493)	$376	$140	$20	$4	$(39)	$19	$-	$27
(Provision for) recovery of income taxes
Current income taxes	(8)								(8)
Deferred income taxes	50							10	60
Net (loss) income	$(451)	$376	$140	$20	$4	$(39)	$19	$10	$79

Net (loss) income attributable to:
Non-controlling interests
Preferred equity	13								13
Participating non-controlling interests - in operating subsidiaries	11								11
General partnership interest in a holding subsidiary held by Brookfield	(5)	4	1						-
Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield	(232)	184	68	10	2	(19)	9	5	27
Limited partners’ equity	(238)	188	71	10	2	(20)	10	5	28
	$(451)	$376	$140	$20	$4	$(39)	$19	$10	$79

Basic and diluted earnings (loss) per LP Unit	$(1.79)								$0.21

NOTES TO THE UNAUDITED PRO FORMA CONDENSED COMBINED

STATEMENTS OF (LOSS) INCOME

1. NATURE AND DESCRIPTION OF BROOKFIELD RENEWABLE

Brookfield Renewable Energy Partners L.P. (“Brookfield Renewable”) was created to facilitate a corporate reorganization (the “Combination”) of the renewable power operations of Brookfield Renewable Power Inc. (“BRPI”). BRPI is a wholly-owned subsidiary of Brookfield Asset Management Inc. (“Brookfield Asset Management”). The Combination has resulted in Brookfield Renewable’s acquisition of BRPI’s renewable power operations (including the assumption of BRPI’s term notes with maturities ranging from 2016 to 2036 (the “BRPI Bonds”) and the preferred shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”), the acquisition of the outstanding fund units of Brookfield Renewable Power Fund (the “Fund”) not previously owned by BRPI, the dissolution of the Fund and the execution or amendment of certain agreements described in Note 4. As a result of the Combination, Brookfield Asset Management held, directly or indirectly, approximately a 73% limited partnership interest on a fully exchanged basis and a 0.01% general partnership interest in Brookfield Renewable.

Brookfield Renewable was formed as a limited partnership established under the laws of Bermuda, pursuant to a limited partnership agreement dated June 27, 2011. In connection with the Combination, an amended and restated limited partnership agreement (the “Partnership Agreement”) dated November 20, 2011 has replaced the initial limited partnership agreement in its entirety. Brookfield Renewable and its subsidiaries are collectively referred to as “Brookfield Renewable Group”.

The registered office of Brookfield Renewable is Canon’s Court, 22 Victoria Street, Hamilton HM12, Bermuda.

2.  BASIS OF PRESENTATION

Brookfield Renewable’s unaudited pro forma condensed combined statements of income (loss) for the year ended December 31, 2011 have been prepared assuming the transactions described above had each occurred as of January 1, 2011. The pro forma adjustments are described in Note 4 and are based upon currently available information and certain assumptions made.

Brookfield Renewable’s unaudited pro forma condensed combined statements of (loss) income have been prepared using the audited consolidated financial statements of Brookfield Renewable for the year ended December 31, 2011.

The unaudited pro forma condensed combined statements of (loss) income have been prepared for informational purposes only and should be read in conjunction with the audited consolidated financial statements of Brookfield Renewable for the year ended December 31, 2011 described above and the related disclosures used to prepare these statements. The preparation of these unaudited pro forma condensed combined statements of (loss) income requires management to make estimates and assumptions deemed appropriate. The unaudited pro forma condensed combined statements of (loss) income are not intended to present or be indicative of the results of operations that would have occurred if the transactions described above had been effected on the dates indicated.

3. SIGNIFICANT ACCOUNTING POLICIES

Brookfield Renewable presents its financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). The accounting policies used in the preparation of Brookfield Renewable’s unaudited pro forma condensed combined statements of (loss) income are those that are set out in Brookfield Renewable’s audited financial statements for the year ended December 31, 2011.

4. PRO FORMA ADJUSTMENTS

To give effect to the transactions below resulting from the Combination as if they had occurred on January 1, 2011, the unaudited pro forma condensed combined financial statements of (loss) income of Brookfield Renewable for the year ended December 31, 2011 were adjusted accordingly. The unaudited pro forma condensed combined statements of (loss) income for the year ended December 31, 2011 adjust the consolidated statements of (loss) income of Brookfield Renewable for the year ended December 31, 2011 to give effect to the following transactions discussed in these notes.

•         Transfer of the Brookfield Renewable Power Division (the “Division”)

•         Transfer of Fund units

•         Amendment and execution of power purchase agreements

•         Changes in fair value of property, plant and equipment

•         Settlement of intercompany transactions

•         Execution of management service agreements

The unaudited pro forma condensed combined statements of (loss) income reflect the deferred tax adjustments arising from the above transactions and the computation of income per unit based on the units issued in connection with the transactions described in (i) and (ii) below and the terms of the Partnership Agreement.

The unaudited pro forma condensed combined statements of income (loss) do not reflect the impact of potential cost savings and other synergies.

(i)            Transfer of the Division

Through a series of transactions, BRPI has transferred the Division to Brookfield Renewable Energy L.P. (“BRELP”), in return for the issuance of limited partnership units of Brookfield Renewable (the “LP Units”) and redeemable partnership units of BRELP (the “Redeemable/Exchangeable partnership units”). The transfer of the Division includes all of BRPI’s renewable power operations and the assumption of the BRPI Bonds and the preferred shares of BRP Equity.

BRPI owns the general partner of BRELP (the “BRELP General Partner”). Brookfield Renewable has entered into a voting agreement with BRPI to provide Brookfield Renewable with control of the BRELP General Partner and BRELP. Accordingly, Brookfield Renewable consolidates the accounts of BRELP and its subsidiaries.

BRPI has provided $5 million of working capital funding through a subscription for preferred shares of a subsidiary of BRELP (“Bermuda Holdco”). The impact of the preferred share dividends on the unaudited pro forma condensed combined statements of (loss) income is not material.

(ii)           Transfer of Brookfield Renewable Power Fund Units

The transfer of the 66% of the Fund units not previously owned by Brookfield Asset Management and its subsidiaries (collectively, “Brookfield”) was completed at fair value satisfied by the issuance of LP Units. The result of this transaction is to reflect the settlement of the Fund unit liability and the issuance of LP Units to satisfy the transfer as equity of Brookfield Renewable. As a result of this transaction, the loss on Fund unit liability of $376 million related to the change in fair value of the units and the distributions made on such Fund units was eliminated. Subsequent to the transfer of the Fund units, the Fund was dissolved into a subsidiary of BRELP.

(iii)          Power Purchase Agreements

Pro forma income reflects an amendment to the power purchase agreement between Brookfield and an indirect wholly-owned subsidiary of Brookfield Renewable (the “GLPL PPA”). Under the amendment, Brookfield has agreed to guarantee the price of electricity generated by facilities owned by Great Lakes Power Limited, a subsidiary of Brookfield Renewable, at C$82 per MWh. This price is to be increased annually on January 1 by an amount equal to forty percent (40%) of the increase in the consumer price index during the previous calendar year.

In a separate transaction, Brookfield Energy Marketing LP (“BEM LP”) and Mississagi Power Trust (“MPT”), an indirect wholly-owned subsidiary of Brookfield Renewable, agreed to an amendment to the existing Master Power Purchase and Sale Agreement (the “Mississagi PPA”) to adjust the price of electricity purchased to C$103 per MWh. This price is to be increased annually by an amount equal to twenty percent (20%) of the increase in the consumer price index during the previous calendar year.

Additionally, BEM LP and Brookfield Power U.S. Holding America Co. (“BPUSHA”), an indirect wholly-owned subsidiary of Brookfield Renewable, agreed to an Energy Revenue Agreement under which BEM

LP will guarantee the price for energy delivered by certain facilities in the United States at $75 per MWh. This price is to be increased annually on January 1 by an amount equal to forty percent (40%) of the increase in the consumer price index during the previous calendar year, but not exceeding an increase of three percent (3%) in any calendar year. In conjunction with the Energy Revenue Agreement, BEM LP and each of the owners of the facilities entered into power agency agreements (the “Power Agency Agreements”) under which BEM LP will provide certain services. BEM LP will be entitled to be reimbursed for any third party costs incurred and, except in a few cases, receives no additional fee for its services under the Power Agency Agreements.

The impacts of these contract price amendments and agreements are summarized as follows:

(MILLIONS, EXCEPT AS NOTED)	Actual generation (GWh)	Incremental revenue
GLPL PPA	964	$13
Mississagi PPA	473	17
Energy Revenue Agreement	3,512	110
	4,949	$140

(iv)       Changes in Fair Value of Property, Plant and Equipment

Prior to November 28, 2011 certain power guarantee agreements between Brookfield Renewable and Brookfield were accounted for as financial instruments with an unrealized loss of $20 million.

As a result of new agreements and changes in existing agreements with Brookfield and its subsidiaries arising from the Combination, the contracts are not accounted for as financial instruments by Brookfield Renewable. Thus the unrealized financial instrument gains have been eliminated.

The amendments and agreements discussed in (iii) above and the change in accounting for the contracts discussed above resulted in changes in the fair value of the related power generating assets using the revaluation method since the fair value of such assets are determined using a discounted cash flow model.

(v)           Change in Depreciation Expense

The reduction in fair value of the power generating assets discussed in (iv) above results in a decrease in pro forma depreciation expense of $4 million for the year ended December 31, 2011.

(vi)          Management Service Agreements

The unaudited pro forma condensed combined statements of (loss) income reflect an exclusive agreement with Brookfield to provide operating, management and consulting services to Brookfield Renewable Group (the “Master Services Agreement”) for a management service fee. The fee will be paid on a quarterly basis and will continue in perpetuity. The fee has a fixed quarterly component of $5 million and a variable component calculated as a percentage of the increase in the total capitalization value of Brookfield Renewable, as defined. Brookfield Renewable Group is also required to reimburse Brookfield for out-of-pocket costs incurred to provide required services to Brookfield Renewable Group. For the year ended December 31, 2011 pro forma results reflect an expense of $22 million related to the Master Services Agreement.

In addition to the Management Service Agreement, the unaudited pro forma condensed combined statements of (loss) income reflect an agreement with BEM LP to provide energy marketing services (the “Energy Marketing Agreement”). Brookfield Renewable Group will pay an annual marketing service fee of $18 million to BEM LP. The fee will be increased annually on January 1 by an amount equal to the increase in the U.S. consumer price index during the previous calendar year. Pro forma results for the year ended December 31, 2011 reflect an expense of $18 million related to the Energy Marketing Agreement.

(vii)         Intercompany Settlements

Brookfield Renewable Group and its subsidiaries settled certain intercompany loans and transactions with Brookfield upon completion of the Combination. During the year ended December 31, 2011, $19 million of interest expense was recorded in the pro forma statements of (loss) income to reflect these transactions.

(viii)       Deferred Income Taxes

The unaudited pro forma condensed combined statements of (loss) income reflect an increase in deferred income tax recovery of $10 million for the year ended December 31, 2011.

(ix)          Earnings (loss) per LP Unit

Pro forma earnings (loss) per LP Unit have been calculated based on the average LP Units outstanding of 132.8 million.