Form 20-F
period 2014-12-31
Brookfield Renewable Energy Partners L.P.
filed 2015-03-02
CIK 1533232

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F

☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

x   ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

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

Jane Sheere

73 Front Street, 5th Floor, Hamilton HM 12, Bermuda

Telephone: 441-295-1443

Facsimile: 441-296-4475

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

143,356,854 Limited Partnership Units as of December 31, 2014

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes   x     No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   Yes   ☐  No  S

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes   S   No   ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes   ☐   No   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer x	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP	x International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.   Item 17   ☐   Item 18   ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐  No  S

INTRODUCTION AND USE OF CERTAIN TERMS

Unless otherwise specified, information provided in this annual report on Form 20-F (this “Form 20-F”) is as of December 31, 2014. Unless the context requires otherwise, when used in this Form 20-F, the terms “Brookfield Renewable”, “we”, “us” and “our” refer to BREP, BRELP, the Holding Entities and the Operating Entities, each as defined in this Form 20-F, individually or collectively, as applicable; “BREP” refers to Brookfield Renewable Energy Partners L.P.; and “Brookfield” refers to Brookfield Asset Management Inc. and its subsidiaries (other than Brookfield Renewable). All references to “our portfolio” include 100% of the capacity and energy of the facilities even though we do not own 100% of the economic output of such facilities (see the table under Item 4.B. “Business Overview — Our Operations” for details on our portfolio).

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

“Adjusted Funds From Operations” means Funds From Operations less Brookfield Renewable’s share of levelized sustaining capital expenditures (based on long-term capital expenditure plans). Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures”.

“Affiliate” or “affiliate” of any person is a person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such person.

“Amended and Restated Limited Partnership Agreement of BRELP” means the amended and restated limited partnership agreement of BRELP, dated November 20, 2011, as amended May 4, 2012.

“Amended and Restated Limited Partnership Agreement of BREP” means the amended and restated limited partnership agreement of BREP, dated November 20, 2011.

“ANEEL” has the meaning given to it under Item 4.B “Business Overview – Continental Operating Platforms – Latin American Business”.

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

“Brookfield Asset Management” means Brookfield Asset Management Inc.

“Brookfield Renewable” means BREP, BRELP, the Holding Entities and the Operating Entities, taken together.

“Brookfield Renewable Power Assets” means Brookfield’s renewable power assets (other than the assets held by the Fund) that were transferred to BREP on November 28, 2011.

“BRP Equity” means Brookfield Renewable Power Preferred Equity Inc.

“BRPI” means Brookfield Renewable Power Inc., an indirect wholly-owned subsidiary of Brookfield Asset Management.

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

“Class B Preference Shares” means the Class B Preference Shares, issuable in series, of BRP Equity.

“Code” means the Code of Business Conduct and Ethics of Brookfield Renewable.

“CODM” has the meaning given to it under Item 5.A “Operating Results — Performance Measurement”.

“Common Shares” means the common shares of BRP Equity.

“Conflicts Policy” has the meaning given to it under Item 7.B “Related Party Transactions — Conflicts of Interest and Fiduciary Duties — Conflicts of Interest”.

“CPI” means the Canadian consumer price index.

“CRA” means the Canada Revenue Agency.

“DRIP” means BREP’s distribution reinvestment plan.

“DRS Statement” means a Direct Registration System statement.

“DTC” means The Depository Trust Company.

“Energy Marketing Agreement” has the meaning given to it under Item 7.B “Related Party Transactions — Energy Marketing Agreement”.

“Energy Revenue Agreement” has the meaning given to it under Item 7.B “Related Party Transactions — Energy Revenue Agreement”.

“EPA” has the meaning given to it under item 4.B “Business Overview — Renewable Power Growth Opportunity”.

“EURIBOR” means the European Interbank Offered Rate.

“Euro Holdco” means Brookfield BRP Europe Holdings (Bermuda) Limited.

“E.U.” means the European Union.

“Exchange Act” means the United States Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder.

“FAPI” means “foreign accrual property income” as defined in the Tax Act.

“FATCA” means the Foreign Account Tax Compliance provisions of the Hiring Incentives to Restore Employment Act of 2010.

“FERC” has the meaning given to it under Item 4.B “Business Overview – Continental Operating Platforms – North American Business”.

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

“Funds From Operations” means Adjusted EBITDA less interest, current income taxes and management service costs, which is then adjusted for the cash-portion of non-controlling interests. For the year ended December 31, 2014, “Funds From Operations” include the earnings received from the wind portfolio we acquired in Ireland, reflecting our economic interest from January 1, 2014 to June 30, 2014. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures”.

“GLHA” has the meaning given to it under Item 7.B “Related Party Transactions — Other Power Agreements”.

“GLPL” has the meaning given to it under Item 7.B “Related Party Transactions — Other Power Agreements”.

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

“GP Interest” has the meaning given to it under item 5.A “Operating Results — Presentation to Public Stakeholders”.

“Guarantors” means, collectively, BREP, BRELP, NA Holdco, LATAM Holdco, Euro Holdco and Investco.

“GW” means gigawatt.

“GWh” means gigawatt hour.

“Holder” means an LP Unitholder who, for purposes of the Tax Act and at all relevant times, holds its LP Units as capital property and deals at arm’s length and is not affiliated (within the meaning of the Tax Act) with BREP, BRELP, the Managing General Partner, the BRELP General Partner, BRELP GP LP and their respective affiliates (within the meaning of the Tax Act).

“Holding Entities” means LATAM Holdco, NA Holdco, Euro Holdco and any direct wholly-owned subsidiary of BRELP created or acquired after the date of the Amended and Restated Limited Partnership Agreement of BRELP, which includes, as applicable, Investco.

“HPI” has the meaning given to it under Item 7.B “Related Party Transactions — Other Power Agreements”.

“HSS&E” has the meaning given to it under Item 4.B “Business Overview — Operating Philosophy”.

“IASB” means the International Accounting Standards Board.

“IFRS” means the International Financial Reporting Standards, as issued by the IASB.

“Indirect CFA” has the meaning given to it under Item 3.D “Risk Factors — Risks Related to Taxation — Canada”.

“Investco”  means Brookfield Renewable Investments Limited.

“Investment Company Act” means the United States Investment Company Act of 1940, as amended, and the rules and regulations promulgated under such Act.

“IPCC” has the meaning given to it under Item 4.B “Business Overview — Renewable Power Growth Opportunity”.

“IRS” means the United States Internal Revenue Service.

“LATAM Holdco” means BRP Bermuda Holdings I Limited.

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

“Master Services Agreement” means the second amended and restated master management and administration agreement, dated February 26, 2015, as amended from time to time, among Brookfield Asset Management, BREP, BRELP, the Holding Entities, the Service Provider and others.

“MI 61-101” means Canadian Multilateral Instrument 61-101 — Protection of Minority Securityholders in Special Transactions.

“MPT” means Mississagi Power Trust.

“MRE” means the hydrological balancing pool administered by the government of Brazil.

“MW” means megawatt.

“MWh” means megawatt hour.

“NA Holdco” means Brookfield BRP Holdings (Canada) Inc.

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

“Non-Resident Subsidiaries” has the meaning given to it under Item 3.D “Risk Factors — Risks Related to Taxation — Canada”.

“Non-Resident LP Unitholders” has the meaning given to it under Item 3.D “Risk Factors — Risks Related to Taxation — Canada”.

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

“PFIC” means a passive foreign investment company.

“PJM ISO” means the market operated by PJM Interconnection, L.L.C.

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

“REFIT”  means the Republic of Ireland’s Renewable Energy Feed-in Tariff 1 and Renewable Energy Feed-in Tariff 2 programs.

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

“RPS” has the meaning given to it under Item 4.B “Business Overview — Renewable Power Growth Opportunity”.

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

“Series 6 Shares” means the Class A Preference Shares, Series 6 of BRP Equity.

“Service Provider” means BRP Energy Group L.P., Brookfield Renewable Energy Group (Bermuda) Limited, Brookfield Global Renewable Energy Advisor Limited and Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P., and, unless the context otherwise requires, includes any other affiliate of such entities that provides services to Brookfield Renewable pursuant to our Master Services Agreement or any other service agreement or arrangement.

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

“U.S.” or “United States” means the United States of America.

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

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to, the following:

•         we are not subject to the same disclosure requirements as a U.S. domestic issuer;

•         the separation of economic interest from control or the incurrence of debt at multiple levels within our organizational structure;

•         being deemed an “investment company” under the Investment Company Act;

•         the effectiveness of our internal controls over financial reporting;

•         changes to hydrology at our hydroelectric stations, to wind conditions at our wind energy facilities or to weather generally at any biomass cogeneration facility;

•         counterparties to our contracts not fulfilling their obligations, and as our contracts expire, not being able to replace them with agreements on similar terms;

•         increases in water rental costs (or similar fees) or changes to the regulation of water supply;

•         volatility in supply and demand in the energy market;

•          the increasing amount of uncontracted generation in our portfolio;

•         general industry risks relating to operating in the North American, Latin American and European power sectors;

•         increased regulation of our operations;

•         our concessions and licenses not being renewed;

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

•         our operations being affected by local communities;

•         fraud, bribery, corruption, other illegal acts, inadequate or failed internal processes or systems, or from external events;

•         our reliance on computerized business systems;

•         advances in technology that impair or eliminate the competitive advantage of our projects;

•         newly developed technologies in which we invest not performing as anticipated;

•         labor disruptions and economically unfavorable collective bargaining agreements;

•         our inability to finance our operations due to the status of the capital markets;

•         operating and financial restrictions imposed on us by our loan, debt and security agreements;

•         changes in our credit ratings;

•         changes to government regulations that provide incentives for renewable energy;

•         our inability to identify sufficient investment opportunities and complete transactions;

•         the growth of our portfolio and our inability to realize the expected benefits of our transactions;

•         our inability to develop existing sites or find new sites suitable for the development of greenfield projects;

•         delays, cost overruns and other problems associated with the construction and development of our generating facilities;

•         the arrangements we enter into with communities and joint venture partners;

•         Brookfield’s election not to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield identifies;

•         our lack of control over our operations conducted through joint ventures, partnerships and consortium arrangements;

•         our ability to issue equity or debt for future acquisitions and developments is dependent on capital markets;

•         foreign laws or regulation to which we become subject as a result of future acquisitions in new markets;

•         the departure of some or all of Brookfield’s key professionals;

•         changes in how Brookfield elects to hold its ownership interests in Brookfield Renewable;

•         the completion and expected benefits of announced transactions; and

•         other factors described in this Form 20-F, including those set forth under Item 3.D “Risk Factors”, Item 4.B “Business Overview” and Item 5.A “Operating Results”.

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

Financial Information

The financial information contained in this Form 20-F is presented in U.S. dollars and, unless otherwise indicated, has been prepared in accordance with IFRS. All figures are unaudited unless otherwise indicated. In this Form 20-F, all references to “$” are to U.S. dollars. Canadian dollars, Brazilian Reais and Euros are identified as “C$”, “R$” and “€”, respectively.

CAUTIONARY STATEMENT REGARDING USE OF NON-IFRS MEASURES

This Form 20-F contains references to Adjusted EBITDA, Funds From Operations and Adjusted Funds From Operations which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA, Funds From Operations and Adjusted Funds From Operations used by other entities. We believe that Adjusted EBITDA, Funds From Operations and Adjusted Funds From Operations are useful supplemental measures that may assist investors in assessing the financial performance and the cash anticipated to be generated by our operating portfolio. None of Adjusted EBITDA, Funds From Operations or Adjusted Funds From Operations should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. Reconciliations of each of Adjusted EBITDA, Funds From Operations, and Adjusted Funds From Operations to net income (loss) and cash flows from operating activities are presented in Item 5.A “Operating Results —Financial Review by Segments for the Year Ended December 31, 2014” and Item 5.A “Operating Results — Financial Review by Segments for the Year Ended December 31, 2013.”

PART I

ITEM 1.       IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.       OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.       KEY INFORMATION

3.A              SELECT FINANCIAL DATA

The information in this section, excluding the operational information and distributions per unit set forth in the tables below, is derived from and should be read in conjunction with the audited consolidated financial statements of Brookfield Renewable as at December 31, 2014 and 2013, and for the years ended December 31, 2014, 2013 and 2012 and related notes which are included elsewhere in this Form 20-F.

See Item 5. “Operating and Financial Review and Prospects,” Item 8. “Financial Information” and Item 18. “Financial Statements”.

HISTORICAL OPERATIONAL AND FINANCIAL INFORMATION

	For the years ended December 31
(MILLIONS, EXCEPT AS NOTED)	2014	2013	2012	2011(1)	2010(1)
Operational information:(2)
Capacity (MW)	6,707	5,849	5,304	4,536	4,309
Long-term average generation (GWh)(3)	23,296	21,836	18,202	16,297	15,887
Actual generation (GWh)(3)	22,548	22,222	15,942	15,877	14,480
Average revenue ($ per MWh)	77	77	82	74	72
Selected financial information:
Revenues	$1,704	$1,706	$1,309	1,169	$1,045
Adjusted EBITDA(4)	1,216	1,208	852	804	751
Funds From Operations(4)	560	594	347	332	269
Adjusted Funds From Operations(4)	502	538	295	284	221
Net income (loss)	203	215	(95)	(451)	294
Distributions per LP Unit(5)	1.55	1.45	1.38	0.34	-
	As at December 31
(MILLIONS, EXCEPT AS NOTED)	2014	2013	2012	2011(1)	2010(1)
Balance sheet data:
Property, plant and equipment, at fair value	$18,566	$15,741	$15,702	$14,002	$12,260
Equity-accounted investments	273	290	344	405	269
Total assets	19,849	16,999	16,943	15,713	13,882

Long-term debt and credit facilities	7,678	6,623	6,119	5,519	4,994
Deferred income tax liabilities	2,637	2,265	2,349	2,367	2,424
Total liabilities	10,968	9,463	9,135	8,529	8,709

Preferred equity	728	796	500	241	252
Participating non-controlling interests -
in operating subsidiaries	2,062	1,303	1,028	629	206
General partnership interest in a holding
subsidiary held by Brookfield	59	54	63	64	34
Participating non-controlling interests - in a
holding subsidiary - Redeemable
/Exchangeable units held by Brookfield	2,865	2,657	3,070	3,089	1,643
Limited partners' equity	3,167	2,726	3,147	3,161	1,683
Total equity	8,881	7,536	7,808	7,184	5,173
Debt to total capitalization(6)	40%	41%	38%	37%	40%

(1)           For periods prior to November 28, 2011, the date of completion of a strategic combination of the renewable power generating assets of Brookfield Renewable Power Inc. and Brookfield Renewable Power Fund, the financial information for Brookfield Renewable represents the combined financial information for the Brookfield Renewable Power Division, a division of Brookfield Asset Management.

(2)           Includes 100% of capacity and generation from equity-accounted investments.

(3)           For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(4)           Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”, “Financial Review by Segments for the Year Ended 2014”.

(5)           Represents distributions per unit to holders of Redeemable/Exchangeable partnership units, LP Units and GP interest.

(6)           Total capitalization is calculated as total debt plus deferred income tax liabilities, net of deferred income tax assets, and equity.

FINANCIAL REVIEW FOR THE YEARS ENDED DECEMBER 31, 2014 TO 2010

The following table reflects the Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations and the reconciliation to net income (loss) for the years indicated:

(MILLIONS, EXCEPT AS NOTED)	2014	2013	2012	2011	2010
Generation (GWh) - LTA	23,296	21,836	18,202	16,297	15,887
Generation (GWh) - actual(1)	22,548	22,222	15,942	15,877	14,480
Revenues	$1,704	$1,706	$1,309	$1,169	$1,045
Other income	10	11	16	19	12
Share of cash earnings from
equity-accounted investments	26	21	13	23	22
Direct operating costs	(524)	(530)	(486)	(407)	(328)
Adjusted EBITDA(2)	1,216	1,208	852	804	751
Fixed earnings adjustment(2)	11	-	-	-	-
Interest expense – borrowings	(415)	(410)	(411)	(411)	(404)
Management service costs	(51)	(41)	(36)	(1)	-
Current income taxes	(18)	(19)	(14)	(8)	(32)
Less: cash portion of non-controlling interests
Preferred equity	(38)	(37)	(16)	(13)	(10)
Participating non-controlling interests -
in operating subsidiaries	(145)	(107)	(28)	(39)	(36)
Funds From Operations(3)	560	594	347	332	269
Less: sustaining capital expenditures(4)	(58)	(56)	(52)	(48)	(48)
Adjusted Funds From Operations(3)	502	538	295	284	221
Add: cash portion of non-controlling interests	183	144	44	52	46
Less: Fixed earning adjusment	(11)	-	-	-	-
Add: sustaining capital expenditures(4)	58	56	52	48	48
Other items:
Depreciation and amortization(5)	(548)	(535)	(483)	(468)	(446)
Unrealized financial instrument gain (loss)	10	37	(23)	(20)	584
Loss on Fund unit liability	-	-	-	(376)	(159)
Share of non-cash loss from
equity-accounted investments	(23)	(12)	(18)	(13)	(7)
Deferred income tax recovery	29	18	54	50	3
Other	3	(31)	(16)	(8)	4
Net income (loss)	$203	$215	$(95)	$(451)	$294

Net income (loss) attributable to:
Non-controlling interests
Preferred equity	$38	$37	$16	$13	$10
Participating non-controlling interests -
in operating subsidiaries	51	41	(40)	11	25
General partnership interest in a holding
subsidiary held by Brookfield	1	1	(1)	(5)	3
Participating non-controlling interests - in
a holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	55	67	(35)	(232)	127
Limited partners' equity	58	69	(35)	(238)	129

Basic and diluted earnings (loss) per LP Unit(6)	$0.42	$0.52	$(0.26)	$(1.79)	$0.97

(1)            Variations in generation are described under Item 5.A “Operating Results – Segmented Disclosures.”

(2)            The fixed earnings adjustment relates to Brookfield Renewable’s investment in the acquisition of the wind portfolio in Ireland. Pursuant to the terms of the purchase and sale agreement, Brookfield Renewable acquired an economic interest in the wind portfolio from January 1, 2014. The transaction closed on June 30, 2014, and accordingly under IFRS, the $11 million net Funds From Operations contribution was recorded as part of the purchase price.

(3)            Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures” and “Financial Review by Segments for the Year Ended December 31, 2014” and “Financial Review by Segments for the Year Ended December 31, 2013”.

(4)            Based on long-term capital expenditure plans.

(5)            See Note 2(f) - Change in accounting estimates in our audited consolidated financial statements concerning changes in estimates related to depreciation expense.

(6)            Average LP Units outstanding during the year totaled 138.8 million (2013 and 2012: 132.9 million and 2011: 132.8 million).

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

            Our ownership and organizational structure is similar to structures whereby one company controls another company which in turn holds controlling interests in other companies; thereby, the company at the top of the chain may control the company at the bottom of the chain even if its effective equity position in the bottom company is less than a controlling interest. Brookfield is the sole shareholder of the Managing General Partner and, as a result of such ownership of the Managing General Partner, Brookfield will be able to control the appointment and removal of the Managing General Partner’s directors and, accordingly, will exercise substantial influence over us. In turn, we often have a majority controlling interest or a significant influence in our investments. Even though Brookfield has an effective economic interest in our business of approximately 62% as a result of its ownership of our LP Units and the Redeemable/Exchangeable partnership units, over time Brookfield may reduce this economic interest while still maintaining its controlling interest, and, therefore, Brookfield may use its control rights in a manner that conflicts with the economic interests of our other LP Unitholders. For example, despite the fact that we have the Conflicts Policy in place, which addresses the requirement for independent approval and other requirements for transactions in which there is greater potential for a conflict of interest to arise, including transactions with affiliates of Brookfield, because Brookfield will be able to exert substantial influence over us, and, in turn, over our investments, there is a greater risk of transfer of assets of our investments at non-arm’s length values to Brookfield and its affiliates. In addition, debt incurred at multiple levels within the chain of control could exacerbate the separation of economic interest from controlling interest at such levels, thereby creating an incentive to leverage us and our investments. Any such increase in debt would also make us more sensitive to declines in revenues, increases in expenses and interest rates, and adverse market conditions. The servicing of any such debt would also reduce the amount of funds available to pay distributions to us and ultimately to our LP Unitholders.

BREP is not, and does not intend to become, regulated as an “investment company” under the Investment Company Act (and similar legislation in other jurisdictions) and if BREP was deemed an “investment company” under the Investment Company Act, applicable restrictions could make it impractical for us to operate as contemplated.

The Investment Company Act (and similar legislation in other jurisdictions) provides certain protections to investors and imposes certain restrictions on companies that are registered as investment companies. BREP is not an “investment company” under the Investment Company Act and does not intend to become one. If BREP were to be deemed an investment company under the Investment Company Act, we might be required to materially restrict or limit the scope of our operations or plans as it would be impractical for us to operate as intended: agreements and arrangements between and among us and Brookfield would be impaired, the type and amount of acquisitions that we would be able to make as a principal would be limited, and our business, financial condition and results of operations would be materially adversely affected. We would also be limited in the types of acquisitions that we might make, and we might need to modify our organizational structure or dispose of assets of which we would not otherwise dispose. Accordingly, we would be required to take extraordinary steps to address the situation, such as the amendment or termination of our Master Services Agreement, the restructuring of BREP and the Holding Entities, the amendment of the Amended and Restated Limited Partnership Agreement of BREP or the termination of BREP, any of which could materially adversely affect the value of our LP Units. In addition, if BREP were deemed to be an investment company under the Investment Company Act, it would be taxable as a corporation for U.S. federal income tax purposes, and such treatment could materially adversely affect the value of our LP Units.

Our failure to maintain effective internal controls could have a material adverse effect on our business in the future and the price of our LP Units.

Pursuant to Section 404 of the Sarbanes-Oxley Act, our management has delivered a report that assesses the effectiveness of our internal controls over financial reporting (in which they concluded that these internal controls are effective) and our independent registered public accounting firm has delivered an attestation report on our management’s assessment of, and the operating effectiveness of, our internal controls over financial reporting in conjunction with their opinion on our audited consolidated financial statements. Any failure to maintain adequate internal controls over financial reporting or to implement required, new or improved controls, or difficulties encountered in their implementation, could cause us to report material weaknesses in our internal controls over financial reporting and could result in a more than remote possibility of errors or misstatements in our consolidated financial statements that would be material. If we or our independent registered public accounting firm were to conclude that our internal controls over financial reporting were not effective, investors could lose confidence in our reported financial information and the price of our LP Units could decline. Our failure to achieve and maintain effective internal controls could have a material adverse effect on our business in the future, our access to the capital markets and investors’ perception of us. In addition, material weaknesses in our internal controls could require significant expense and management time to remediate.

Risks Related to Our Operations and the Renewable Power Industry

Changes to hydrology at our hydroelectric stations, wind conditions at our wind energy facilities or weather conditions generally at any biomass cogeneration facility could materially adversely affect the volume of electricity generated.

The revenues generated by our facilities are proportional to the amount of electricity generated which in turn is dependent upon available water flows, wind conditions and weather conditions generally. Hydrology, wind and weather conditions generally have natural variations from season to season and from year to year and may also change permanently because of climate change or other factors. A natural disaster could also impact water flows within the watersheds in which we operate. Water rights are also generally owned or controlled by governments that reserve the right to control water levels or may impose water-use requirements as a condition of license renewal. Wind energy is highly dependent on weather conditions and, in particular, on wind conditions. The profitability of a wind farm depends not only on observed wind conditions at the site, which are inherently variable, but also on whether observed wind conditions are consistent with assumptions made during the project development phase. Weather conditions have historically caused variability in the ethanol and sugar industries. We recently entered into an agreement to acquire biomass cogeneration facilities in Brazil with 175 MW of aggregate installed capacity. If we close the transaction, a decline in sugarcane supply caused by drought, frost or floods, to the sugar and ethanol mills that are the feedstock suppliers of these facilities, could limit the volume of energy these facilities are able to generate. A sustained decline in water flow at our hydroelectric stations or in wind conditions at our wind energy facilities could lead to a material adverse change in the volume of electricity generated, revenues and cash flow.

In Brazil, hydroelectric power generators have access to the MRE, which, within the limitation referred to below, stabilizes hydrology by assuring that all participant plants in the MRE receive a reference amount of electricity, approximating long-term average irrespective of the actual volume of energy generated whether above or below long-term average and substantially all our assets are part of that pool. In cases of nationwide drought, when the pool as a whole is in shortfall relative to the long-term average, an asset can expect to share the nationwide shortfall pro-rata with the rest of the pool. In addition, specific rules provide the minimum percentages of the reference amount of electricity that must be actually generated each year for assuring participation in the MRE. The energy reference amount is assessed yearly according to the criteria of such regulation, and can be adjusted positively or negatively. If the MRE is terminated or changed, or the Brookfield Renewable reference amount is revised, Brookfield Renewable’s financial results would be exposed to variations in hydrology in Brazil. As of February 2015, Brazil was experiencing a sustained period of drought, with reservoirs in the South East region of the country, where the majority of Brazilian hydroelectric power generation is located, reaching approximately 17% of their capacity. As a result of these conditions, the Brazilian Federal Government adopted power consumption rationalization measures and indicated that further measures could be deployed if poor hydrology persists.

Counterparties to our contracts may not fulfill their obligations and, as our contracts expire, we may not be able to replace them with agreements on similar terms.

If, for any reason, any of the purchasers of power under our PPAs, including Brookfield, are unable or unwilling to fulfill their contractual obligations under the relevant PPA or if they refuse to accept delivery of power pursuant to the relevant PPA, our assets, liabilities, business, financial condition, results of operations and cash flow could be materially and adversely affected as we may not be able to replace the agreement with an agreement on equivalent terms and conditions. External events, such as a severe economic downturn, could impair the ability of some counterparties to the PPAs or some end use customers to pay for electricity received.

Certain PPAs in our portfolio will be subject to re-contracting in the future. We cannot provide any assurance that we will be able to re-negotiate these contracts once their terms expire, and even if we are able to do so, we cannot provide any assurance that we will be able to obtain the same prices or terms we currently receive. If we are unable to renegotiate or replace these contracts, or unable to secure prices at least equal to the current prices we receive, our business, financial condition, results of operation and prospects could be adversely affected.

Conversely, a significant percentage of our sales will be made by facilities subject to indefinite term contracts with Brookfield (taking into account its rights of renewal) at fixed prices per MWh of our electricity sold. Accordingly, with respect to those facilities, our ability to realize improved revenues due to increases in market prices for renewable power may be limited.

A significant portion of the power we generate is sold under long-term PPAs with Brookfield, public utilities or industrial or commercial end-users, some of whom may not be rated by any rating agency. For example, approximately 45% of our 2015 contracted generation is with Brookfield entities, the majority of which are not rated and whose obligations are not guaranteed by Brookfield Asset Management.

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

A portion of Brookfield Renewable’s revenues are tied, either directly or indirectly, to the wholesale market price for electricity in the markets in which Brookfield Renewable operates. Wholesale market electricity prices are impacted by a number of factors including: the price of fuel (for example, natural gas) that is used to generate other sources of electricity; the management of generation and the amount of excess generating capacity relative to load in a particular market; the cost of controlling emissions of pollution, including potentially the cost of carbon; the structure of the market; and weather conditions that impact electrical load. More generally, there is uncertainty surrounding the trend in electricity demand growth, which is greatly influenced by macroeconomic conditions, by absolute and relative energy prices, and by developments in energy conservation and demand-side management. Correspondingly, from a supply perspective, there are uncertainties associated with the timing of generating plant retirements – in part driven by environmental regulations – and with the scale, pace and structure of replacement capacity, again reflecting a complex interaction of economic and political pressures and environmental preferences. We expect that recent drops in oil prices – and by extension, lower natural gas prices – may increase volatility and may lower prices in certain power markets, which may have a potentially adverse impact on prices for uncontracted generation. This volatility and uncertainty in the energy market, including the non-renewable energy market, could have a material adverse effect on Brookfield Renewable’s assets, liabilities, business, financial condition, results of operations and cash flow.

We expect the amount of uncontracted generation in our portfolio to increase.

Although approximately 86% of our generation (on a proportionate basis) will continue to be contracted over the next five years under long-term, fixed price contracts with creditworthy counterparties, we currently expect that the portion of our portfolio that is uncontracted will increase gradually over time. In 2013, 93% of our generation (on a proportionate basis) was contracted and, in 2014, that percentage dropped to 92% of our generation (on a proportionate basis). While increases in uncontracted generation may allow us be opportunistic and take advantage of high spot-market prices, it will also increase our exposure to variability in power prices, which could, in certain circumstances, have an adverse effect on our business, financial condition, results of operations and cash flows.

There are general industry risks associated with operating in power markets in North America, Latin America and Europe.

We operate in power markets in North America, Latin America and Europe (specifically, Canada, the United States, Brazil, the Republic of Ireland and Northern Ireland), each of which is affected by competition, price, supply of and demand for power, the location of import/export transmission lines and overall political, economic and social conditions and policies. A general and extended decline in the North American, Latin American or European economies, or in the economies of the specific countries in which we operate, or sustained conservation efforts to reduce electricity consumption, could have the effect of reducing demand for electric energy over time.

Our operations are highly regulated and may be exposed to increased regulation which could result in additional costs to Brookfield Renewable.

Our generation assets are subject to extensive regulation by various government agencies and regulatory bodies in different countries at the federal, regional, state, provincial and local level. As legal requirements frequently change and are subject to interpretation and discretion, we may be unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. Any new law, rule or regulation could require additional expenditure to achieve or maintain compliance or could adversely impact our ability to generate and deliver energy. Also, operations that are not currently regulated may become subject to regulation which could result in additional cost to our business. Further, changes in wholesale market structures or rules, such as generation curtailment requirements or limitations to access the power grid, could have a material adverse effect on our ability to generate revenues from our facilities. For example, in North America, many of our assets are subject to the operating and market-setting rules determined by independent system operators, such as the ISO New England. These independent system operators could introduce rules in a way that adversely impact our operations.

There is a risk that our concessions and licenses will not be renewed.

We hold concessions and licenses and we have rights to operate our facilities which generally include rights to the land and water required for power generation. We expect that our rights and/or our licenses will be renewed. However, if we are not granted renewal rights, or if our concessions and licenses, as the case may be, are renewed subject to conditions which impose additional costs, or impose additional restrictions such as setting a price ceiling for energy sales, our profitability and operational activity could be adversely impacted.

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

Our generation assets and construction projects are required to comply with numerous supranational (in the case of the E.U.), federal, regional, state, provincial and local statutory and regulatory standards and to maintain numerous licenses, permits and governmental approvals required for operation. Some of the licenses, permits and governmental approvals that have been issued to our operations contain conditions and restrictions, or may have limited terms. If we fail to satisfy the conditions or comply with the restrictions imposed by our licenses, permits and governmental approvals, or the restrictions imposed by any statutory or regulatory requirements, we may become subject to regulatory enforcement action and the operation of the assets could be adversely affected or be subject to fines, penalties or additional costs or revocation of regulatory approvals, permits or licenses. In addition, we may not be able to renew, maintain or obtain all necessary licenses, permits and governmental approvals required for the continued operation or further development of our projects, as a result of which the operation or development of our assets may be limited or suspended. Our failure to renew, maintain or obtain all necessary licenses, permits or governmental approvals may have a material adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow.

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

While we maintain insurance coverage, such insurance may not continue to be offered on an economically feasible basis and may not cover all events that could give rise to a loss or claim involving our assets or operations. If our insurance coverage is insufficient and we are forced to bear such losses or claims, our financial position could be materially and adversely affected.

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

The ownership, construction and operation of our generation assets carry an inherent risk of liability related to public safety, health, safety, security and the environment, including the risk of government imposed orders to remedy unsafe conditions and/or to remediate or otherwise address environmental contamination or damage. We could also be exposed to potential penalties for contravention of health, safety, security and environmental laws and potential civil liability. In the ordinary course of business we incur capital and operating expenditures to comply with health, safety, security and environmental laws to obtain and comply with licenses, permits and other approvals and to assess and manage related risks. The cost of compliance with these laws (and any future laws or amendments enacted) may increase over time and result in additional material expenditures. We may become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to health, safety, security and environmental matters as a result of which our operations may be limited or suspended. The occurrence of any of these events or any changes, additions to or more rigorous enforcement of health, safety, security and environmental laws could have a material and adverse impact on operations and result in additional material expenditures. Additional environmental, health and safety issues relating to presently known or unknown matters may require unanticipated expenditures, or result in fines, penalties or other consequences (including changes to operations) that may be material and adverse to our business and results of operations.

Our renewable power business may be involved in disputes, governmental and regulatory investigations and possible litigation.

In the normal course of our operations, Brookfield Renewable is involved in various legal actions that could expose it to liability for damages. The outcome with respect to outstanding, pending or future actions cannot be predicted with certainty and may be adverse to us and as a result could have a material adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow. We are subject to governmental or regulatory investigations from time to time. Governmental and regulatory investigations, regardless of their outcome, are generally costly, divert management attention, and have the potential to damage our reputation. There has been increasing global focus on the implementation and enforcement of anti-bribery and anti-corruption legislation by various governmental agencies, including the SEC and Department of Justice in the U.S.  The unfavorable resolution of any governmental or regulatory investigation could result in criminal liability, fines, penalties or other monetary or non-monetary remedies and could materially affect our business or results of operations.

The operation of our generating facilities could be affected by local communities.

We may become impacted by the interests of local communities and stakeholders, including in some cases, Aboriginal peoples, that affect the operation of our facilities. Certain of these communities may have or may develop interests or objectives which are different from or even in conflict with our objectives, including the use of our project lands and waterways near our facilities. Any such differences could have a negative impact on the successful operation of our facilities. As well, disputes surrounding, and settlements of, land claims of Aboriginal peoples regarding lands on or near which our generating assets reside could interfere with operations and/or result in additional operating costs or restrictions.

We may suffer a significant loss resulting from fraud, bribery, corruption, other illegal acts, inadequate or failed internal processes or systems, or from external events.

We may suffer a significant loss resulting from fraud, bribery, corruption, other illegal acts, inadequate or failed internal processes or systems, or from external events, such as the occurrence of disasters or security threats affecting our ability to operate. We operate in different markets and rely on our employees and certain third parties to follow our policies and processes as well as applicable laws in their activities. Risk of illegal acts or failed systems is managed through our infrastructure, controls, systems and people, complemented by central groups focusing on enterprise-wide management of specific operational risks such as fraud, trading, outsourcing, and business disruption, as well as personnel and systems risks. Specific programs, policies, standards, methodologies and training have been developed to support the management of these risks. These risks can result in direct or indirect financial loss, reputational impact or regulatory censure.

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

            There are other alternative technologies that can produce renewable power, such as fuel cells, microturbines and photovoltaic (solar) cells. These alternative technologies currently produce electricity at a higher average price than our generation facilities; however, research and development activities are ongoing to seek improvements in such alternative technologies and their cost of producing electricity is gradually declining. Additionally, research and developments activities are ongoing to seek improvements and reductions in carbon emissions from conventional fossil fuel generation. It is possible that advances will further reduce the cost of alternative methods of power generation. If this were to happen, the competitive advantage of our projects may be significantly impaired or eliminated and our assets, liabilities, business, financial condition, results of operations and cash flow could be materially and adversely affected as a result.

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

The economic viability of the feedstock suppliers of the biomass cogeneration facilities we have agreed to purchase is linked to the market price for sugar and ethanol, and the prices of these commodities are cyclical and are affected by general economic conditions in Brazil and globally.

In November 2014, we entered into an agreement to acquire a 488 MW multi-technology renewable portfolio in Brazil. As part of this acquisition, we will be purchasing biomass cogeneration facilities, with 175 MW of aggregate installed capacity. The principal feedstock of these facilities is “bagasse” – a dry, fibrous residue left after the extraction of juice from sugar cane. The biomass cogeneration facilities that we expect to acquire are attached to mills that are the suppliers of the bagasse, which they provide to these facilities in exchange for some of the steam and electricity that the facilities produce. The excess electricity that is not delivered to the relevant mill is sold under contract to commercial offtakers, to the government by way of a regulated auction process or directly into the market. The viability of these mills depends on prevailing market prices for ethanol and sugar as well as other factors, all of which are out of our control. These facilities are dependent on one supplier of bagasse, who is the owner of the mills. If such supplier becomes unavailable, it could have a material adverse effect on the value of this investment.

Risks Related to Financing

Our ability to finance our operations is subject to various risks relating to the state of the capital markets.

There is debt throughout our corporate structure: BREP, BRELP and the Holding Entities have corporate debt and many Operating Entities have limited recourse project level debt (the majority of which is non-recourse to BREP). This debt will need to be replaced from time to time. Brookfield Renewable’s financings may contain conditions that limit its ability to repay indebtedness prior to maturity without incurring penalties, which may limit its ability to raise capital and financing on favourable terms. Refinancing risk includes, among other factors, dependence on continued operating performance of Brookfield Renewable’s assets, future electricity market prices, future capital markets conditions, the level of future interest rates and investors’ assessment of BREP’s credit risk at such time. In addition, certain of our financings are, and future financings may be, exposed to floating interest rate risks, and if interest rates increase, an increased proportion of our cash flow may be required to service indebtedness. Future acquisitions, development and construction of new facilities and other capital expenditures will be financed out of cash generated from our operations, borrowings and possible future sales of equity. Our ability to obtain financing to finance our growth is dependent on, among other factors, the overall state of the capital markets, continued operating performance of our assets, future electricity market prices, the level of future interest rates and investors’ assessment of our credit risk at such time, and investor appetite for investments in renewable energy and infrastructure assets in general and in Brookfield Renewable’s securities in particular. To the extent that external sources of capital become limited or unavailable or available on onerous terms, our ability to make necessary capital investments to construct new or maintain existing facilities will be impaired, and as a result, our business, financial condition, results of operations and prospects may be materially and adversely affected.

We are subject to operating and financial restrictions through covenants in our loan, debt and security agreements.

Brookfield Renewable is subject to operating and financial restrictions through covenants in our loan, debt and security agreements. These restrictions prohibit or limit our ability to, among other things, incur additional debt, provide guarantees for indebtedness, create liens, dispose of assets, liquidate, dissolve, amalgamate, consolidate or effect corporate or capital reorganizations, declare distributions, issue equity interests, and create subsidiaries. A financial covenant in our corporate bonds and in our corporate bank credit facilities limits our overall indebtedness to a percentage of total capitalization, a restriction which may limit our ability to obtain additional financing, withstand downturns in our business and take advantage of business and development opportunities. If we breach our covenants, our credit facilities may be terminated or come due and such event may cause our credit rating to deteriorate and subject Brookfield Renewable to higher interest and financing costs. We may also be required to seek additional debt financing on terms that include more restrictive covenants, require repayment on an accelerated schedule or impose other obligations that limit our ability to grow our business, acquire needed assets or take other actions that we might otherwise consider appropriate or desirable.

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

Development of new renewable energy sources and the overall growth of the renewable energy industry are dependent on state or provincial, national, supranational and international policies in support of such development. Policies which incentivize the development of renewables include renewable energy purchase obligations imposed on local service entities, tax incentives, including investment tax credits, production tax credits and accelerated depreciation and direct subsidies. In particular, Canada and the United States, and some of their respective provinces and states, have pursued for several years, and in many cases continue to pursue, policies of active support for renewable energy. In Brazil, SHPPs benefit from a special discount for the use of the transmission and distribution system which enables them to secure higher electricity prices in the market. In the Republic of Ireland, the majority of our assets are underpinned by the REFIT program that ensures generators receive a minimum fixed annual electricity price, indexed by inflation annually over a contract term of 15 years. Our Northern Irish wind farm assets earn sterling denominated revenues by receiving a minimum fixed price Renewable Obligation Certificate for twenty years, in addition to the market price.

The attractiveness of renewable energy to purchasers, as well as the economic return available to project sponsors, is often dependent on the cost of fossil fuels as well as the level of incentives available, and the availability of such incentives is uncertain. There is a risk that government regulations that provide incentives for renewable energy, or that have increased emission standards or other environmental regulation of traditional thermal coal-fired generation, could change at any time in a manner that adversely impacts the market for renewables generally. Any such change may impact the competitiveness of renewable energy generally and the economic value and ability to develop our projects in particular. In addition, some of these incentives are subject to sunset provisions which mean they will expire unless renewed. The budget difficulties facing many governments create greater challenges and uncertainty in getting incentives renewed. In addition, even if incentives are renewed prior to their expiration, uncertainty regarding renewal can create substantial risks and delays for developers of renewable power projects. As a result, we may face reduced ability to develop our project pipeline and realize our development growth objectives. We may also suffer material write-offs of development assets as a result.

We may be unable to identify sufficient investment opportunities and complete transactions as planned.

Our strategy for building LP Unitholder value is to seek to acquire or develop high-quality assets and businesses that generate sustainable and increasing cash flows, with the objective of achieving appropriate risk-adjusted returns on our invested capital over the long-term. However, there is no certainty that we will be able to find sufficient investment opportunities and complete transactions that meet our investment criteria. Our investment criteria consider, among other things, the financial, operating, governance and strategic merits of a proposed acquisition and, as such, there is no certainty that we will be able to acquire or develop additional high-quality assets at attractive prices to continue growing our business. Competition for assets is significant and competition from other well-capitalized investors or companies may significantly increase the purchase price or prevent us from completing an acquisition. Further, our growth initiatives are subject to a number of closing conditions, including, as applicable, third party consents, regulatory approvals (including competition authorities) and other third party approvals that are beyond our control and may not be satisfied. If all or some of our growth initiatives are unable to be completed on the terms agreed, we may need to delay certain acquisitions or terminate these acquisitions altogether.

Future growth of our portfolio may subject us to additional risks and the expected benefits of our transactions may not materialize.

Our strategy is to continue to expand our business through acquisitions and developments. If we are not able to complete our growth initiatives as expected in whole or in part, we may not be able to identify alternative investments that are of a comparable quality to those contemplated in the growth initiatives, in a timely manner, or at all. In addition, if returns are lower than anticipated from new acquisitions or projects, we may not be able to achieve growth in our distributions in line with our stated goals and the market value of our LP Units may decline. Further, acquisitions involve risks that could materially and adversely affect our business, including risks related to the integration of the assets or businesses and integration or retention of personnel relating to the acquired assets or companies and the inability to achieve potential synergies. In addition, liabilities may exist that Brookfield Renewable does not discover in its due diligence prior to the consummation of an acquisition, or circumstances may exist with respect to the entities or assets acquired that could lead to future liabilities and, in each case, Brookfield Renewable may not be entitled to sufficient, or any, recourse against the vendors or contractual counterparties to an acquisition agreement. The discovery of any material liabilities subsequent to an acquisition, as well as the failure of a new acquisition to perform according to expectations, could have a material adverse effect on Brookfield Renewable’s assets, liabilities, business, financial condition, results of operations and cash flow.

There are several factors which may affect our ability to develop existing sites and find new sites suitable for the development of greenfield power projects.

Our ability to realize our greenfield development growth plans is dependent on our ability to develop existing sites and find new sites suitable for development into viable projects. Ability to maintain a development permit often requires specific development steps to be undertaken. Successful development of greenfield power projects, whether hydroelectric or wind, is typically dependent on a number of factors, including the ability to secure an attractive site on reasonable terms; the ability to measure resource availability at levels deemed economically attractive for continued project development; the ability to secure approvals, licenses and permits; the acceptance of local stakeholders, including in some cases, Aboriginal peoples, of proposed developments; the ability to secure transmission interconnection access or agreements; and the ability to secure a long-term PPA or other sales contract on reasonable terms.

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

Our ability to develop an economically successful project is dependent on, among other things, our ability to construct a particular project on-time and on-budget. The construction and development of generating facilities is subject to various environmental, engineering and construction risks that could result in cost-overruns, delays and reduced performance. A number of factors that could cause such delays, cost over-runs or reduced performance include, but are not limited to, permitting delays, changing engineering and design requirements, the costs of construction, the performance and necessary experience of contractors, labor disruptions and inclement weather. In addition, we enter into various types of arrangements with communities and joint venture partners, including in some cases, Aboriginal peoples, for the development of projects. Certain of these communities and partners may have or may develop interests or objectives which are different from or even in conflict with our objectives. Any such differences could have a negative impact on the success of our projects.

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

We have structured some of our operations as joint ventures, partnerships and consortium arrangements. An integral part of our strategy is to participate with institutional investors in Brookfield sponsored or co-sponsored consortiums for asset acquisitions and as a partner in or alongside Brookfield sponsored or co-sponsored partnerships that target acquisitions that suit our profile. These arrangements are driven by the magnitude of capital required to complete acquisitions of renewable assets and other industry-wide trends that we believe will continue. Such arrangements involve risks not present where a third party is not involved, including the possibility that partners or co-venturers might become bankrupt or otherwise fail to fund their share of required capital contributions. Additionally, partners or co-venturers might at any time have economic or other business interests or goals different from Brookfield Renewable and Brookfield.

Joint ventures, partnerships and consortium investments generally provide for a reduced level of control over an acquired company because governance rights are shared with others. Accordingly, decisions relating to the underlying operations, including decisions relating to the management and operation and the timing and nature of any exit, are often made by a majority vote of the investors or by separate agreements that are reached with respect to individual decisions. For example, when we participate with institutional investors in Brookfield sponsored or co-sponsored consortiums for asset acquisitions and as a partner in or alongside Brookfield sponsored or co-sponsored partnerships, there is often a finite term to the investment, which could lead to the investment being sold prior to the date we would otherwise choose.

In addition, such operations may be subject to the risk that any joint venture, partnership or consortium may make business, financial or management decisions with which we do not agree or the management of the company may take risks or otherwise act in a manner that does not serve our interests. Because we may not have the ability to exercise control over such operations, we may not be able to realize some or all of the benefits that we believe will be created from Brookfield’s involvement. If any of the foregoing were to occur, our financial condition and results of operations could suffer as a result.

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

We may pursue acquisitions in new markets that are subject to regulation by various foreign governments and regulatory authorities and to the application of foreign laws. Such foreign laws or regulations may not provide for the same type of legal certainty and rights, in connection with our contractual relationships in such countries, as are afforded to our projects in North America, Latin America and Europe, which may adversely affect our ability to receive revenues or enforce our rights in connection with our foreign operations. In addition, the laws and regulations of some countries may limit our ability to hold a majority interest in some of the projects that we may develop or acquire, thus limiting our ability to control the development, construction and operation of such projects. Any existing or new operations may also be subject to significant political, economic and financial risks, which vary by country, and may include:

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

Risks Related to Our Relationship with Brookfield

Brookfield exercises substantial influence over Brookfield Renewable and we are highly dependent on the Service Provider.

A subsidiary of Brookfield Asset Management is the sole shareholder of the Managing General Partner. As a result of its ownership of the Managing General Partner, Brookfield is able to control the appointment and removal of the Managing General Partner’s directors and, accordingly, exercise substantial influence over Brookfield Renewable. In addition, BREP holds its interest in the Operating Entities indirectly through BRELP and will hold any future acquisitions indirectly through BRELP, the general partner of which is indirectly owned by Brookfield. As BREP’s only substantial asset is the limited partnership interests that it holds in BRELP, except future rights under the Voting Agreement, BREP does not have a right to participate directly in the management or activities of BRELP or the Holding Entities, including with respect to the making of decisions (although it has the right to remove and replace the BRELP GP LP).

BREP and BRELP depend on the management and administration services provided by or under the direction of the Service Provider under our Master Services Agreement. Brookfield personnel and support staff that provide services to us under our Master Services Agreement are not required to have as their primary responsibility the management and administration of BREP or BRELP or to act exclusively for either of us and our Master Services Agreement does not require any specific individuals to be provided by Brookfield to BREP. Any failure to effectively manage our current operations or to implement our strategy could have a material adverse effect on our business, financial condition and results of operations. Our Master Services Agreement continues in perpetuity, until terminated in accordance with its terms.

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

In addition, the Service Provider, an affiliate of Brookfield, will provide management services to us pursuant to our Master Services Agreement. Pursuant to our Master Services Agreement, we pay an annual Base Management Fee to the Service Provider equal to $20 million (which amount is annually adjusted for inflation, with the first adjustment having been made on January 1, 2013, at an inflation factor based on year over year United States consumer price index) plus 1.25% of the amount by which the Total Capitalization Value exceeds an initial reference value determined based on its market capitalization on November 28, 2011. In the event that the measured Total Capitalization Value in a given period is less than the initial reference value, the Service Provider will receive only the Base Management Fee of $20 million annually (subject to an annual escalation by the specified inflation factor described above). The Base Management Fee is calculated and paid on a quarterly basis. BRELP GP LP will also receive incentive distributions based on the amount by which quarterly distributions on the limited partnership units of BRELP exceed specified target levels as set forth in the Amended and Restated Limited Partnership Agreement of BRELP. For a further explanation of the Base Management Fee and incentive distributions, see Item 6.A “Directors and Senior Management — Our Master Services Agreement — Management Fee” and Item 7.B “Related Party Transactions — Incentive Distributions”. This relationship may give rise to conflicts of interest between us and our LP Unitholders, on the one hand, and Brookfield, on the other, as Brookfield’s interests may differ from the interests of Brookfield Renewable and our LP Unitholders.

The Managing General Partner, the sole shareholder of which is Brookfield, has sole authority to determine whether we will make distributions and the amount and timing of these distributions. The arrangements we have with Brookfield may create an incentive for Brookfield to take actions which would have the effect of increasing distributions and fees payable to it, which may be to the detriment of us and our LP Unitholders. For example, because the Base Management Fee is calculated based on the Total Capitalization Value it may create an incentive for Brookfield to increase or maintain the Total Capitalization Value over the near-term when other actions may be more favorable to us or our LP Unitholders. Similarly, Brookfield may take actions to increase our distributions in order to ensure Brookfield is paid incentive distributions in the near-term when other investments or actions may be more favorable to us or our LP Unitholders. Also, through Brookfield’s ownership of our LP Units and the Redeemable/Exchangeable partnership units, it currently has an effective economic interest in our business of approximately 62% and therefore may be incented to increase distributions payable to our LP Unitholders and thereby to Brookfield.

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

Under our Master Services Agreement, the Service Provider has not assumed any responsibility other than to provide or arrange for the provision of the services described in our Master Services Agreement in good faith and will not be responsible for any action that the Managing General Partner takes in following or declining to follow its advice or recommendations. In addition, under the Amended and Restated Limited Partnership Agreement of BREP, the liability of the Managing General Partner and its affiliates, including the Service Provider, is limited to the fullest extent permitted by law to conduct involving gross negligence, bad faith, fraud or willful misconduct or, in the case of a criminal matter, action that was known to have been unlawful. The liability of the Service Provider under our Master Services Agreement is similarly limited. In addition, BREP has agreed to indemnify the Service Provider to the fullest extent permitted by law from and against any claims, liabilities, losses, damages, costs or expenses incurred by an indemnified person or threatened in connection with our operations, investments and activities or in respect of or arising from our Master Services Agreement or the services provided by the Service Provider, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the conduct in respect of which such persons have liability as described above. These protections may result in the Service Provider tolerating greater risks when making decisions than otherwise would be the case, including when determining whether to use leverage in connection with acquisitions. The indemnification arrangements to which the Service Provider is a party may also give rise to legal claims for indemnification that are adverse to Brookfield Renewable and our LP Unitholders.

Risks Related to Our LP Units

We may need additional funds in the future and BREP may issue additional LP Units in lieu of incurring indebtedness which may dilute existing holders of our LP Units or BREP may issue securities that have rights and privileges that are more favorable than the rights and privileges accorded to our LP Unitholders.

Under the Amended and Restated Limited Partnership Agreement of BREP, BREP may issue additional partnership securities, including LP Units and options, rights, warrants and appreciation rights relating to partnership securities for any purpose and for such consideration and on such terms and conditions as the Managing General Partner may determine. The Managing General Partner’s board of directors will be able to determine the class, designations, preferences, rights, powers and duties of any additional partnership securities, including any rights to share in BREP’s profits, losses and distributions, any rights to receive partnership assets upon a dissolution or liquidation of BREP and any redemption, conversion and exchange rights. The Managing General Partner may use such authority to issue additional LP Units, which could dilute holders of our LP Units, or to issue securities with rights and privileges that are more favorable than those of our LP Units. Holders of LP Units do not have any pre-emptive right or any right to consent to or otherwise approve the issuance of any such securities or the terms on which any such securities may be issued.

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

The Brookfield Renewable structure, including the structure of the Holding Entities and the Operating Entities, is based on prevailing taxation law and practice in the local jurisdictions (such as Canada, the United States, Brazil, the Republic of Ireland and Northern Ireland) in which Brookfield Renewable operates. Any change in tax legislation (including in relation to taxation rates) and practice in these jurisdictions could adversely affect these entities, as well as the net amount of distributions payable to LP Unitholders. Taxes and other constraints that would apply to the Brookfield Renewable entities in such jurisdictions may not apply to local institutions or other parties, and such parties may therefore have a significantly lower effective cost of capital and a corresponding competitive advantage in pursuing such acquisitions.

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

U.S. Holders may face adverse U.S. tax consequences arising from the ownership of a direct or indirect interest in a PFIC. Based on the organizational structure of BREP, as well as BREP’s expected income and assets, the Managing General Partner and the BRELP General Partner currently believe that a U.S. Holder is unlikely to be regarded as owning an interest in a PFIC solely by reason of owning LP Units during the taxable year ending December 31, 2015. However, there can be no assurance that an existing BREP entity or a future entity in which BREP acquires an interest will not be classified as a PFIC with respect to a U.S. Holder, because PFIC status is a factual determination that depends on the assets and income of a given entity and must be made on an annual basis. In general, gain realized by a U.S.

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

The U.S. federal income tax treatment of LP Unitholders depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. LP Unitholders should be aware that the U.S. federal income tax rules, particularly those applicable to partnerships, are constantly under review (including currently) by the Congressional tax-writing committees and other persons involved in the legislative process, the IRS, the U.S. Treasury Department and the courts, frequently resulting in revised interpretations of established concepts, statutory changes, revisions to regulations and other modifications and interpretations, any of which could adversely affect the value of LP Units and be effective on a retroactive basis. For example, changes to the U.S. federal tax laws and interpretations thereof could make it more difficult or impossible for BREP to be treated as a partnership that is not taxable as a corporation for U.S. federal income tax purposes, change the character or treatment of portions of BREP’s income, reduce the net amount of distributions available to LP Unitholders, or otherwise affect the tax considerations of owning LP Units. In addition, BREP’s organizational documents and agreements permit the Managing General Partner to modify the limited partnership agreement of BREP from time to time, without the consent of our LP Unitholders, to address such changes. In some circumstances, such revisions could have a material adverse impact on some or all LP Unitholders.

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

Under FATCA, certain payments made or received by BREP could be subject to a 30% federal withholding tax, unless certain requirements are met.

Under FATCA, a 30% withholding tax may apply to certain payments of U.S.-source income made to BREP, BRELP, the Holding Entities, or the Operating Entities, or by BREP to an LP Unitholder under certain circumstances, unless certain requirements are met, as described in greater detail in Item 10.E “Taxation – Material U.S. Federal Income Tax Considerations – Administrative Matters – Foreign Account Tax Compliance”. The 30% withholding tax may also apply to certain payments made on or after January 1, 2017 that are attributable to U.S. source income or that constitute gross proceeds from the disposition of property that could produce U.S. source dividends or interest. To ensure compliance with FATCA, information regarding certain LP Unitholders’ ownership of our LP Units may be reported to the U.S. Internal Revenue Service or to a non-U.S. governmental authority. Each of our LP Unitholders should consult an independent tax adviser regarding the consequences under FATCA of an investment in LP Units.

Canada

The Canadian federal income tax consequences to LP Unitholders could be materially different in certain respects from those described in this Form 20-F if BREP or BRELP is a “SIFT partnership” (as defined in the Tax Act).

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

If the subsidiaries that are corporations and that are not resident or deemed to be resident in Canada for purposes of the Tax Act (“Non-Resident Subsidiaries”) and that are “controlled foreign affiliates” (as defined in the Tax Act and referred to in this Form 20-F as CFAs) in which BRELP directly invests earned income that is “foreign accrual property income” (as defined in the Tax Act and referred to in this Form 20-F as “FAPI”), our LP Unitholders may be required to include amounts allocated from BREP in computing their income for Canadian federal income tax purposes even though there may be no corresponding cash distribution.

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

Provided that our LP Units are listed on a “designated stock exchange” (as defined in the Tax Act), which currently includes the TSX and the NYSE, our LP Units will be “qualified investments” under the Tax Act for a trust governed by a registered retirement savings plan (“RRSP”), deferred profit sharing plan, registered retirement income fund (“RRIF”), registered education savings plan, registered disability savings plan, and tax-free savings account (“TFSA”). However, there can be no assurance that tax laws relating to qualified investments will not be changed. Taxes may be imposed in respect of the acquisition or holding of non-qualified investments by such registered plans and certain other taxpayers and with respect to the acquisition or holding of “prohibited investments” (as defined in the Tax Act) by a TFSA or an RRSP or RRIF.

Notwithstanding the foregoing, a holder of a TFSA or an annuitant under an RRSP or RRIF, as the case may be, will be subject to a penalty tax if our LP Units held in the TFSA, RRSP or RRIF are a “prohibited investment” for the TFSA, RRSP or RRIF, as the case may be. Generally, our LP Units will not be a “prohibited investment” if the holder of the TFSA or the annuitant under the RRSP or RRIF, as applicable, deals at arm’s length with BREP for purposes of the Tax Act and does not have a “significant interest” (as defined in the Tax Act for the purposes of the prohibited investment rules) in BREP. Prospective holders who intend to hold our LP Units in a TFSA, RRSP or RRIF should consult with their own tax advisers regarding the application of the foregoing “prohibited investment” rules having regard to their particular circumstances.

LP Unitholders’ foreign tax credits for Canadian federal income tax purposes will be limited if the Foreign Tax Credit Generator Rules apply in respect of the foreign “business-income tax” or “non-business-income tax” (each as defined in the Tax Act) paid by BREP or BRELP to the government of a foreign country.

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

A Non-Resident LP Unitholder will be subject to Canadian federal income tax on its proportionate share of capital gains realized by BREP or BRELP on the disposition of “taxable Canadian property” other than “treaty-protected property” (as defined in the Tax Act). “Taxable Canadian property” includes, but is not limited to, property that is used or held in a business carried on in Canada and shares of corporations that are not listed on a “designated stock exchange” if more than 50% of the fair market value of the shares is derived from certain Canadian properties during the 60-month period immediately preceding the particular time. Property of BREP and BRELP generally will be “treaty-protected property” to a Non-Resident LP Unitholder if the gain from the disposition of the property would, because of an applicable income tax treaty or convention, be exempt from tax under the Tax Act. The Managing General Partner and the BRELP General Partner do not expect BREP and BRELP to realize capital gains or losses from dispositions of “taxable Canadian property”. However, no assurance can be given in this regard. Non-Resident LP Unitholders will be required to file a Canadian federal income tax return in respect of a disposition of “taxable Canadian property” by BREP or BRELP unless the disposition is an “excluded disposition” for the purposes of section 150 of the Tax Act. However, Non-Resident LP Unitholders that are corporations will still be required to file a Canadian federal income tax return in respect of a disposition of “taxable Canadian property” that is an “excluded disposition” if tax would otherwise be payable under Part I of the Tax Act by such Non-Resident LP Unitholders in respect of the disposition but is not because of an applicable income tax treaty or convention (otherwise than in respect of a disposition of “taxable Canadian property” that is “treaty-protected property” of the corporation). In general, an “excluded disposition” is a disposition of property by a taxpayer in a taxation year where (a) the taxpayer is a non-resident of Canada at the time of the disposition; (b) no tax is payable by the taxpayer under Part I of the Tax Act for the taxation year; (c) the taxpayer is not liable to pay any amounts under the Tax Act in respect of any previous taxation year (other than certain amounts for which the CRA holds adequate security); and (d) each “taxable Canadian property” disposed of by the taxpayer in the taxation year is either (i) “excluded property” (as defined in subsection 116(6) of the Tax Act) or (ii) property in respect of the disposition of which a certificate under subsection 116(2), (4) or (5.2) of the Tax Act has been issued by the CRA. Non-Resident LP Unitholders should consult their own tax advisers with respect to the requirements to file a Canadian federal income tax return in respect of a disposition of “taxable Canadian property” by BREP or BRELP.

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

Non-Resident LP Unitholders who dispose of “taxable Canadian property”, other than “excluded property” and certain other property described in subsection 116(5.2) of the Tax Act, (or who are considered to have disposed of such property on the disposition of such property by BREP or BRELP) are obligated to comply with the procedures set out in section 116 of the Tax Act and obtain a certificate pursuant to the Tax Act. In order to obtain such certificate, the Non-Resident LP Unitholder is required to report certain particulars relating to the transaction to the CRA not later than 10 days after the disposition occurs. The Managing General Partner and the BRELP General Partner do not expect our LP Units to be “taxable Canadian property” of any Non-Resident LP Unitholder and do not expect BREP or BRELP to dispose of property that is “taxable Canadian property” but no assurance can be given in these regards.

Payments of dividends or interest (other than interest exempt from Canadian federal withholding tax) by residents of Canada to BRELP will be subject to Canadian federal withholding tax and the payers may be unable to apply a reduced rate taking into account the residency or entitlement to relief under an applicable income tax treaty or convention of our LP Unitholders.

BREP and BRELP will be deemed to be a non-resident person in respect of certain amounts paid or credited or deemed to be paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Dividends or interest (other than interest exempt from Canadian federal withholding tax) paid or deemed to be paid by a person resident or deemed to be resident in Canada to BRELP will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. However, the CRA’s administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through the partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-resident limited partners may be entitled to under an applicable income tax treaty or convention provided that the residency status and entitlement to treaty benefits can be established. In determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to BRELP, the Managing General Partner and the BRELP General Partner expect the Holding Entities to look-through BRELP and BREP to the residency of BREP’s partners (including partners who are resident in Canada) and to take into account any reduced rates of Canadian federal withholding tax that non-resident partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to BRELP. However, there can be no assurance that the CRA would apply its administrative practice in this context. If the CRA’s administrative practice is not applied and the Holding Entities withhold Canadian federal withholding tax from applicable payments on a look-through basis, the Holding Entities may be liable for additional amounts of Canadian federal withholding tax plus any associated interest and penalties. Under the Treaty, a Canadian-resident payer is required in certain circumstances to look-through fiscally transparent partnerships, such as BREP and BRELP, to the residency and Treaty entitlements of their partners and take into account the reduced rates of Canadian federal withholding tax that such partners may be entitled to under the Treaty. Under the Amended and Restated Limited Partnership Agreement of BREP, the amount of any taxes withheld or paid by BREP, BRELP or the Holding Entities in respect of our LP Units may be treated either as a distribution to our LP Unitholders or as a general expense of BREP as determined by the Managing General Partner in its sole discretion. However, it is the current intention of the Managing General Partner to treat all such amounts as a distribution to our LP Unitholders.

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

ITEM 4.       INFORMATION ON THE COMPANY

4.A              HISTORY AND DEVELOPMENT OF THE COMPANY

Overview

Brookfield Renewable owns one of the world’s largest, publicly-traded, pure-play renewable power portfolios with 6,707 MW of installed capacity. The portfolio includes 204 hydroelectric generating stations on 72 river systems and 28 wind facilities. Our portfolio is spread across 13 power markets in Canada, the United States, Brazil, the Republic of Ireland and Northern Ireland, providing significant geographic and operational diversification.

Our objective is to pay distributions to our LP Unitholders that are sustainable on a long-term basis while retaining within our operations sufficient liquidity for recurring growth capital expenditures and general purposes. We currently have a target payout ratio of approximately 60% to 70% of Funds From Operations and in 2014 we increased our long-term distribution growth rate target from 3% to 5% annually to 5% to 9% annually.  We believe that this new distribution rate will leave us with approximately $100 million of available cash per year to further invest in accretive projects, particularly organic growth initiatives which we believe can comfortably support the higher end of our 5 – 9% distribution target.  These organic growth initiatives include the commercialization of our 2,000 MW development pipeline at premium returns, the realization of additional operating efficiencies, and the capture of rising power prices by market-based facilities recently acquired in the current low-priced market environment.  While 86% of our portfolio (on a proportionate basis) will continue to be contracted over the next five years under long-term, fixed price contracts with creditworthy counterparties, including Brookfield, we have acquired a prudent level of market-based hydroelectric generation in the United States underwritten in the current low power price environment.   We believe that this embeds our business with attractive organic upside: as power prices rise, as we anticipate they will, we will seek to lock in these higher and more sustainable prices through long-term contracts.

In addition to organic growth, we continue to grow the business with an acquisition strategy that has a proven track record, and we have consistently demonstrated our ability to acquire high-quality assets by applying our disciplined and selective underwriting approach. Our acquisition strategy is being implemented across each of our North American, Latin American and European platforms. In 2014, we, along with our institutional partners, acquired 502 MW of hydroelectric assets in North America, 326 MW of wind assets in Europe and entered into an agreement to acquire a 488 MW multi-technology renewable portfolio in Latin America. We have done this by engaging sellers of a strategic, industrial or financial nature, while also continuing to advance other solid acquisition opportunities in these regions. We believe that our scale, significant capitalization and sound investment-grade ratings will continue to enhance our ability to secure and fund new transactions globally.

We anticipate that our organic growth initiatives can support an attractive distribution yield and growth target, which will be meaningfully enhanced by our acquisition strategy.

As such, we believe we are well-positioned to be a premium vehicle for investors seeking to invest in the renewable power sector. Our LP Units are listed on the TSX under the symbol “BEP.UN” and on the NYSE under the symbol “BEP”.

We anticipate that the only distributions we will receive in respect of our limited partnership interests in BRELP will consist of amounts that are intended to assist us in making distributions to our LP Unitholders in accordance with our distribution policy and to allow us to pay expenses as they become due.

History and Development of Our Business

BREP is a Bermuda exempted limited partnership that was established on June 27, 2011 under the provisions of the Exempted Partnerships Act 1992 of Bermuda and the Limited Partnership Act 1883 of Bermuda. Our registered and head office is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda, and

the telephone number is 441-295-1443. BREP was established to serve as the primary vehicle through which Brookfield acquires renewable power assets on a global basis. Brookfield owns approximately 62% of BREP on a fully-exchanged basis and the remaining approximately 38% is held by the public.

Recent Developments

The following is a summary of the material developments affecting our business from January 1, 2014 up to the date of this Form 20-F.

Construction and Development of New Facilities

Our development pipeline includes projects in each of Brookfield Renewable’s continental platforms.

In Canada, we achieved commercial operation on our approximately C$200 million, 45 MW hydroelectric facility in British Columbia, on scope, schedule and budget.

In Brazil, we commenced construction in November on our approximately R$235 million ($89 million), 25 MW Serra dos Cavalinhos I hydro project in the state of Rio Grande do Sul. We are working with an experienced project contractor to build this facility which is expected to enter commercial operation in the first quarter of 2017.

In the Republic of Ireland, our approximately €130 million ($174 million), 88 MW wind project, which was under construction when we acquired it as part of our purchase of the Irish wind portfolio in June, 2014, has achieved commercial operation on scope, schedule and budget and is generating revenue. A 37 MW wind project was also completed in the first quarter of 2015 and construction of a 12 MW wind project is underway with completion targeted for July 2015.

Acquisitions and Dispositions

In January 2014, Brookfield Renewable acquired a 70 MW portfolio of hydroelectric facilities that are expected to generate 372 GWh annually. The acquisition was completed with institutional partners and Brookfield Renewable retains an approximate 40% controlling interest in the portfolio. Total cash consideration was $244 million.

In February 2014, Brookfield Renewable acquired the remaining 50% interest in a 30 MW hydroelectric facility in California that is expected to generate $81 GWh annually. The acquisition was completed with institutional partners and Brookfield Renewable retains an approximate 22% controlling interest in the facility. The total cash consideration was $11 million.

In March 2014, Brookfield Renewable acquired a 33% economic and 50% voting interest in a 417 MW hydroelectric facility in Pennsylvania that is expected to generate 1,129 GWh annually. Total cash consideration was $295 million.  In August 2014, Brookfield Renewable acquired the remaining 67% economic and 50% voting interest in this facility for additional cash consideration of $614 million. These acquisitions were completed with institutional partners and Brookfield Renewable retains an approximate 40% controlling interest.

In June 2014, Brookfield Renewable acquired a 326 MW wind portfolio in the Republic of Ireland and Northern Ireland that is expected to generate 837 GWh annually. The acquisition was completed with institutional partners and Brookfield Renewable retains an approximate 40% controlling interest. Total consideration of €524 million ($718 million) included €521 million ($713 million) in cash increased for post-closing adjustments.

 In November 2014, Brookfield Renewable entered into an agreement to acquire a 488 MW portfolio in Brazil comprising hydroelectric, wind, and biomass generating capacity that is expected to generate 2,100 GWh annually. The acquisition will be completed with institutional partners and Brookfield Renewable will retain an approximate 40% controlling interest. The acquisition is expected to close in the first half of 2015, subject to regulatory approvals and closing conditions.

In February 2015, Brookfield Renewable acquired two advanced hydroelectric development projects totaling 47 MW in Brazil that, once fully commissioned, are expected to generate 280 GWh annually. The acquisition was completed with institutional partners and Brookfield Renewable retains an approximate 40% controlling interest.

In February 2015, Brookfield Renewable entered into an agreement to acquire a 123 MW wind portfolio in Portugal that is expected to generate 260 GWh annually. The acquisition will be completed with institutional partners and Brookfield Renewable will retain an approximate 40% controlling interest.  The transaction is expected to close in 2015, subject to closing conditions.

Project Financings

During 2014, the following project financings were completed for our portfolio:

In January 2014, the $279 million bridge loan associated with a 360 MW hydroelectric portfolio in New England was refinanced to July 2017 at LIBOR plus 2.25%, maturing in 2017.

In February 2014, as part of the acquisition of the 70 MW hydroelectric portfolio in New England, $140 million of financing was obtained through a bond issuance with a 5.5% interest rate, maturing in February 2024.

In March 2014, we up-financed indebtedness associated with a 349 MW hydroelectric portfolio in Ontario through the issuance of C$90 million of senior and C$60 million of subordinate bonds with interest rates of  3.8% and 5.0%, respectively, maturing in June 2023.

In May 2014, we extended the $250 million credit facility associated with our 378 MW hydroelectric portfolio in the southeastern United States for six months to November 2014 at a fixed rate of LIBOR plus 2.75%. We further extended this credit facility in November 2014 to May 2016 maintaining the interest rate of LIBOR plus 2.75%.

In June 2014, we refinanced a $125 million debt facility associated with a 167 MW hydroelectric portfolio in New England through the issuance of 8-year notes at a fixed rate of 4.59%, maturing in January 2022.

In June 2014, as part of the acquisition of the 326 MW wind portfolio in the Republic of Ireland and Northern Ireland, we assumed a €169 million ($232 million) loan with a fixed interest rate of 4.6%, including the related interest rate swaps, maturing in December 2026.

In August 2014, as part of the acquisition of the 417 MW hydroelectric facility in Pennsylvania, we assumed a $65 million bond at a fixed interest rate of 7.1%, maturing in 2018. The bond was fully prepaid in November 2014.

In August 2014, we secured a €160 million ($210 million) term loan for 153 MW of our wind facilities in the Republic of Ireland with an initial fixed rate of 2.9%, including the related interest rate swaps, maturing in December 2026.

In October 2014, we secured a $560 million term loan associated with a 417 MW hydroelectric facility in Pennsylvania. A portion of the proceeds was used to prepay the high-yielding $65 million bond initially assumed in connection with the acquisition of the facility. The debt bears interest at LIBOR plus 1.75%, with the margin increasing 25 basis points annually. The term loan matures in June 2018.

In November 2014, we secured an 18-month extension on a $250 million term loan associated with a hydroelectric portfolio in Tennessee and North Carolina with a fixed interest rate of 3.20%, including the related interest rate swaps. The term loan matures in May 2016.

In December 2014, we secured a €188 million ($227 million) construction and term loan for 137 MW of our development projects in Republic of Ireland. An amount of €168 million ($203 million) was initially drawn on the loan at a rate of 2.82%, including the related interest rate swaps, maturing in December 2027.

In February 2015, we up-financed indebtedness associated with a 45 MW hydroelectric facility in British Columbia by issuing C$90 million of bonds with an interest rate of 2.95%, maturing in May 2023.

In February 2015, we secured a 12 month extension on $75 million of holding company-level debt associated with a portfolio of hydroelectric and wind facilities in the United States held through BAIF. The debt bears interest at LIBOR plus 2.75%, maturing in February 2016.

Corporate Financings

In June 2014, we completed a bought deal LP Unit offering of 10.25 million LP Units at a price of C$31.70 per LP Unit for gross proceeds of C$325 million.

In July 2014, BREP filed a Form F-3 shelf registration statement with the SEC, which shelf registration statement became automatically effective.

In August 2014, we extended the maturity for $1,280 million in corporate credit facilities to June 2019 and reduced the applicable margin from 1.25% to 1.20%. The credit facilities now also provide us with an option to borrow in Euro (€) and British Pound Sterling (£).

In December 2014, the TSX accepted a notice of BREP’s intention to commence a normal course issuer bid, which permits BREP to repurchase up to 7,100,000 of its issued and outstanding LP Units.

In December 2014, we extended the maturity of the $200 million committed unsecured revolving credit facility provided by Brookfield Asset Management for one year, to December 2015 on the same terms.

            Other

Our 110 MW national gas-fired plant in Ontario had been operating on an uncontracted basis between April and October of 2014, during which time it had only nominal generation.  In October 2014, the facility was formally withdrawn from service but is being maintained so that it is available to be restarted should economics change.

4.B              BUSINESS OVERVIEW

Our Operations

In 2014, we operated our facilities through regional operating centers in the United States, Canada, Brazil and Europe which are designed to maintain and enhance the value of our assets, while cultivating positive relations with local stakeholders. We own and manage 204 hydroelectric generating stations, 28 wind facilities, and two natural gas-fired plants. Overall, the assets we own or manage have 6,707 MW of generating capacity and annual generation of 23,742 GWh based on long-term averages. The table below outlines our portfolio as at December 31, 2014:

	River		Generating	Capacity(1)	LTA(1)(2)	Storage
	Systems	Facilities	Units	(MW)	(GWh)	(GWh)
Hydroelectric
United States(3)	30	136	421	3,191	11,464	3,582
Canada(3)	19	33	73	1,361	5,184	1,261
Brazil(4)	23	35	75	670	3,614	N/A
	72	204	569	5,222	20,262	4,843
Wind
United States	-	8	724	538	1,394	-
Canada	-	3	220	406	1,197	-
Europe	-	17	171	326	837	-
	-	28	1,115	1,270	3,428	-
Other	-	2	6	215	52	-
	72	234	1,690	6,707	23,742	4,843

(1)            Includes 100% of capacity and generation from equity-accounted investments.

(2)            Long-term average (“LTA”) is calculated on an annualized basis from the beginning of the year, regardless of the acquisition or commercial operation date.

(3)            Hydroelectric LTA is the expected average level of generation, as obtained from the results of a simulation based on historical inflow data performed over a period of typically 30 years.

(4)            Brazilian hydroelectric assets benefit from a market framework which levelizes generation risk across producers.

The following table presents the annualized long-term average generation of our portfolio as at December 31, 2014 on a quarterly basis:

GENERATION (GWh)(1)(2)	Q1	Q2	Q3	Q4	Total
Hydroelectric
United States(3)	3,193	3,276	2,199	2,796	11,464
Canada(3)	1,241	1,492	1,233	1,218	5,184
Brazil(4)	929	898	887	900	3,614
	5,363	5,666	4,319	4,914	20,262
Wind
United States	311	468	341	274	1,394
Canada	324	292	238	343	1,197
Europe	256	183	163	235	837
	891	943	742	852	3,428
Other	10	6	32	4	52
Total	6,264	6,615	5,093	5,770	23,742

(1)            Includes 100% of generation from equity-accounted investments.

(2)            LTA is calculated on an annualized basis from the beginning of the year, regardless of the acquisition or commercial operation date.

(3)            Hydroelectric LTA is the expected average level of generation, as obtained from the results of a simulation based on historical inflow data performed over a period of typically 30 years.

(4)            Brazilian hydroelectric assets benefit from a market framework which levelizes generation risk across producers.

We have comprehensive power operations and development capabilities located in each of our core markets that position us to maintain and increase the value of our asset base while competitively positioning us for continued growth. Our business has approximately 1,500 employees. See Item 6.D “Employees”. We maintain a portfolio of hydroelectric, wind and pumped storage development projects in Canada, the United States, Brazil and Europe. See Item 7.B “Related Party Transactions — Development Projects”.

Operating Philosophy

We employ a hands-on, operations-oriented, long-term owner’s approach in the management of our portfolio.  We believe that this approach ensures that we maintain and, where possible, enhance the value of our assets by being able to quickly identify and manage any technical, economic or stakeholder issue that may arise.  As of 2015, the operation of our generating facilities is largely decentralized into three continental platforms covering North America, Latin America and Europe. We supplement our continental platforms with a strong corporate team that provides oversight on a global basis of the functions of BREP and, among other things, establishes consistent global policies in compliance, information technology, health, safety and security, human resources, stakeholder relations, procurement, governance and anti-bribery and corruption.

We also benefit from the expertise of Brookfield which provides strategic direction, corporate oversight, commercial and business development expertise, and oversees decisions with regard to the funding and growth of our business. We believe this approach leads to a strong decision-making culture and long-term owner-oriented investment philosophy to build value.

The cornerstones of our operational philosophy are:

Strong continental platforms. In each of our core markets, we have built strong platforms with full construction, development and operational capabilities. Each of our platforms benefits from a centralized, automated plant dispatch and control center allowing remote operation of most of our facilities and a central interface with regulatory and market authorities, as well as offtakers. These capabilities allow us to leverage our platforms when growing our business.

Culture of health, safety, security and environmental leadership. We strive to achieve excellence in safety performance and to be recognized as an industry leader in accident prevention. Our overall objective is to incur zero high risk safety incidents and zero lost time injuries. We have adopted written Health, Safety, Security and Environmental (“HSS&E”) policies that include frameworks for oversight, compliance, compliance audits and sharing best practices both within our operations and the global Brookfield group. We maintain a HSS&E Steering Committee, consisting of, among others, the Chief Executive Officer and the President and Chief Operating Officer of the Service Provider and the Chief Executive Officer of each continental platform, and require all employees, contractors, agents and others involved in our operations to comply with our established HSS&E practices.

 Disciplined management of operating costs. Our operations are focused on maintaining the cost competitive position of our portfolio through disciplined management of operating costs with the objective of annually offsetting the costs of inflation. In addition, the scalability of our platforms allow us to grow the portfolio while only minimally increasing  incremental fixed costs thus ensuring a stable and predictable cost profile over the long-term.

                Focus on asset reliability and availability. Maintaining high reliability and availability of our plants is critical as our long-term contracts provide for payment to us for all energy delivered. To the greatest extent possible, our operating teams perform all periodic and planned maintenance activities during periods of low hydrology or wind, in order to minimize lost revenue opportunities and take advantage of excess capacity at our plants.

Long-term ownership and asset reinvestment. We seek to preserve and enhance the productivity, reliability and longevity of each of our generating facilities. The cornerstone of our asset maintenance and enhancement program is a 20-year forward-looking capital reinvestment plan. Our operating teams work closely with independent engineering firms recognized as industry leaders in renewable energy production and maintenance to develop a detailed capital plan for each asset. We develop and implement our plans by taking a long-term owner’s perspective and, in particular, believe the low capital expenditure maintenance requirements and long useful life of our assets are attractive attributes of hydroelectric assets. Hydroelectric power generation is a mature, efficient and relatively simple technology that has not changed significantly over the past century.

 Positive local stakeholder relationships. We strive to maintain transparent and well-established relationships with local stakeholder groups and the communities in which we operate, which we believe is a key element of successfully operating and developing renewable power facilities. In order to ensure the successful renewal and implementation of our water power licenses and land leases, we consult and work proactively with local stakeholders and communities potentially affected by our operations.

We maintain a performance-based culture in our operations and develop annual performance targets in each of the above areas to measure the performance of our operating teams.

Continental Operating Platforms

North American Business

The principal office of our North American platform is located in Gatineau, Québec and oversees our operations in the United States and Canada.  Our North American platform employs approximately 900 employees.

United States

Our main offices in the United States are located in Boston, Massachusetts and Los Angeles, California while our U.S. National System Control Center, which can remotely control and monitor nearly all of our facilities in the country, is located in Marlborough, Massachusetts. We employ approximately

570 people, approximately 36% of whom are covered by collective agreements. We have experienced positive relations with our unionized work force in the United States.

Approximately half of our renewable business is located in the United States, the world’s largest economy and second-largest energy market. We are strategically focused on power markets in the Northeast, Mid-Atlantic, Southeast and California, with additional operations in Arizona, Minnesota and Louisiana.

The majority of our capacity in the United States is located in New York, Pennsylvania and New England. In New York, we are one of the largest independent power producers with 75 hydroelectric facilities with an aggregate installed capacity of 711 MW. In Pennsylvania, we recently acquired a 417 MW hydroelectric facility. In New England, we have 1,274 MW of operating hydroelectric capacity and a 50% joint-venture operating interest in a 600 MW hydroelectric pumped storage facility located in Massachusetts. Pumped storage is a form of hydroelectric power which uses reversible turbines permitting energy to be stored by pumping water up into a reservoir, and then producing power at a later time by releasing the water during a period in which power prices are higher.

We also own eight wind farms located primarily in California and New Hampshire with a combined installed capacity of 537 MW. The California wind farms are primarily located in the Tehachapi area, one of the most proven wind resource areas in the United States, attractively located near the Los Angeles load center. We also own one combined cycle, natural gas-fired facility in Syracuse, New York, which sells its power output on a merchant basis and is predominantly used to meet power needs at times of peak demand.

Our rights to operate our hydroelectric facilities in the United States are secured primarily through long-term licenses from the Federal Energy Regulatory Commission (the “FERC”), the federal agency that regulates the licensing of substantially all hydroelectric power plants in the United States. The FERC has oversight of substantially all of our ongoing hydroelectric project operations, including dam safety inspections, environmental monitoring, compliance with license conditions, and the license renewal process. Our ability to sell power from certain of our generation facilities is also subject to the receipt and maintenance of certain approvals from the FERC, including the authority to sell power at market-based rates.

Canada

Our main offices in Canada are located in Gatineau, Québec and Ottawa and Toronto, Ontario. Our Canadian National System Control Center is located in Gatineau, Québec and allows remote monitoring and control of all of our assets in Canada. In Canada, we have full hydroelectric and wind operating capabilities, as well as development and construction oversight expertise.    We employ approximately 330 people in the country and approximately 27% of these employees are covered by collective agreements. We have experienced positive relations with our unionized work force in Canada.

Canada has a strong hydropower tradition and is the third largest hydropower generator in the world.  Our facilities are situated in Québec and Ontario – the two largest power markets in Canada – as well as in British Columbia.  These three provinces account for approximately three-quarters of Canada’s population.   Each province has adopted policies to increase the contribution of renewables in the supply mix by offering long-term contracts with government-owned utilities through competitive RFPs or feed-in-tariffs.

Most of our Canadian hydroelectric assets are larger utility-scale facilities with water storage reservoirs that can together store approximately 1,300 GWh, or approximately 25% of Brookfield Renewable’s annual average hydroelectric generation in Canada.

We entered the Canadian wind business in 2004 and since then have completed the development, construction and operation of three wind farms in Ontario, with a combined installed capacity of 406 MW. We also have several projects in various stages of development. In 2014, we achieved commercial operation on our 45 MW Kokish hydroelectric project in British Columbia, which was completed on scope, schedule and under budget.  In addition to our renewable power assets, we own a 110 MW national gas-fired plant that was operating on an uncontracted basis between April and October of 2014, during which time it had only nominal generation.  In October 2014, the facility was formally withdrawn from service but is being maintained so that it is available to be restarted should economics change.

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

Latin American Business

The principal office of our Latin American platform is located in Rio de Janeiro  and oversees our operations in Brazil. Our Latin American platform employs approximately 325 employees.

Brazil

Our main office in Brazil is located in Rio de Janeiro while our Brazilian National System Control Center, from which we centrally control and monitor our hydroelectric power stations, is located in Curitiba, Paraná.  All of our employees in Brazil are covered by annual collective agreements. We have experienced positive relations with our work force in Brazil.

Brookfield first invested in Brazil over 100 years ago. Recognizing Brazil’s growing demand for power and strong renewable resource base, Brookfield re-entered the Brazilian power market in 2003 and, since then, has grown its hydroelectric asset base significantly to 35 facilities on 23 river systems totaling approximately 670 MW of installed capacity. We own facilities located in the seven Brazilian states located in the south, southeast and mid-west regions of the country. These regions represent approximately 80% of the country’s population and economic activity. As such, we believe our business in Brazil is particularly well positioned to participate in one of the world’s fastest growing electricity markets in a large and diversified economy with further development potential.

We have developed and built 14 facilities totaling 313 MW of capacity since 2003 and we have several hydro projects in various stages of development. We have recently started construction of the 25 MW Serra dos Cavalinhos I hydro project in the state of Rio Grande do Sul, which is expected to enter commercial operation in 2017. In February 2015, we acquired two advanced hydro development projects totaling 47 MW, located on the Verde River in the state of Mato Grosso do Sul, Brazil. Additionally, we have two hydro projects totaling 43 MW which we expect to commence construction by year-end 2015. In November 2014, we announced an agreement to acquire a 488 MW multi-technology renewable portfolio in Brazil. The transaction is subject to regulatory approvals and other customary closing conditions and is expected to close in the first half of 2015.

Rights to hydroelectric sites are secured in Brazil by obtaining authorizations and concessions from the Brazilian Ministry of Mines and Energy through the National Agency for Electric Energy (“ANEEL”). We generally focus on the SHPP, a category of hydroelectric power plant with less than 30 MW of capacity. SHPP plants can be secured directly from ANEEL, whereas sites for hydroelectric plants above 50 MW can only be granted by public auction, requiring developers to bid the lowest tariff in order to win the concession and a PPA with local utilities. Of our authorizations and concessions, 90% have remaining terms of more than 14 years. Generally, concessions and authorizations provide for an initial term of 30 years and renewal rights for an additional 20-year period.

European Business

The principal office of our European operations is located in London, in the United Kingdom. Our European platform, including our office in Cork, employs approximately 80 employees.

Republic of Ireland and Northern Ireland

This year’s acquisition of our Irish wind portfolio marks our entry into the European market. The Republic of Ireland and Northern Ireland have among the strongest onshore wind resources in Europe and local markets with stable contractual frameworks for renewables.  Our 19 wind energy facilities are located in both the Republic of Ireland and Northern Ireland and currently total 441 MW of installed capacity.

In 2015, we fully commissioned our 88 MW Knockacummer project and our 37 MW Kill Hills project. We have also initiated construction of the 12 MW Glentane 2 project, an extension to the Knockacummer site, with completion targeted for July 2015.  In addition to these projects we have a wind development pipeline of approximately 200 MW, which positions the portfolio for continued growth. Of this, 60 MW has received planning consent and we expect to initiate construction on some of this capacity in 2015. A substantial portion of our staff is currently dedicated to greenfield activities and our development team has initiated all but two of our current projects from the greenfield stage.

The majority of wind farm assets in the Republic of Ireland are underpinned by the REFIT program. This renewable energy feed in tariff ensures that generators receive a minimum fixed annual electricity price, indexed by inflation annually over a contract term of 15 years, providing a revenue stream that is the higher of market prices or the REFIT price. The REFIT payments are guaranteed under legislation for eligible assets. There are 77 MW of non-REFIT wind assets that are currently contracted at below market prices with the Irish Energy Supply Board (ESB) until 2018, and will operate as merchant assets thereafter, along with 20 MW of existing merchant wind generation. The wind farm assets in Northern Ireland earn British Pound Sterling (£) denominated revenues by receiving both a fixed price Renewable Obligation Certificate for twenty years, in addition to the market price.

The land on which our wind farms are situated is typically leased or owned outright.  Where we hold leases, we typically hold a long-term lease for an initial 25- to 30-year term with a further right to renew. Additional licenses relevant to the wind farms include both electricity grid connection agreements with the national and distribution level grid system operators and planning permissions from the relevant local planning authorities.

See Item 3.D “Risk Factors — Risks Related to our Operations and the Renewable Power Industry — Our operations are highly regulated and may be exposed to increased regulation which could result in additional costs to Brookfield Renewable” and Item 3.D “Risk Factors — Risks Related to our Operations and the Renewable Power Industry — There is a risk that our concessions and licenses will not be renewed”.

Registered and Head Office

Our registered and head  office is based in Hamilton, Bermuda.

Corporate Office

Our main corporate office is based in Toronto, Ontario and provides oversight on a global basis of Brookfield Renewable. Our corporate group has approximately 50 employees who are located in North America, Latin America and Europe.

Our Competitive Strengths

BREP is the owner and operator of a diversified portfolio of high quality assets that produce electricity from renewable resources.

Our business model is to utilize our global reach to identify and acquire high quality renewable power generating assets at favorable valuations, finance them on a long-term, low-risk basis, and enhance the cash flows and values of these assets using our experienced operating teams to earn reliable, attractive, long-term total returns for the benefit of our LP Unitholders.

                        One of the largest, listed pure-play renewable platforms. We own one of the world’s largest, publicly-traded, pure-play renewable power portfolios with approximately $20 billion in assets, 6,707 MW of installed capacity, and long-term average generation from operating assets of 23,742 GWh. Our portfolio includes 204 hydroelectric generating stations on 72 river systems and 28 wind facilities, diversified across 13 power markets in the North America, Latin America and Europe.

Generation by Technology	Generation by Market

Focus on attractive hydroelectric asset class.  Our assets are predominantly hydroelectric and represent one of the longest life, lowest-cost and most environmentally-preferred forms of power generation. Our North American assets have the ability to store water in reservoirs approximating 29% of their annualized long-term average generation. Our assets in Brazil benefit from a framework in that country that levelizes generation risk across hydroelectric producers. The ability to store water in reservoirs in North America and to benefit from levelized generation in Brazil provides partial protection against short-term changes in water supply. As a result of our scale and the quality of our assets, we are competitively positioned compared to other listed renewable power platforms, providing significant scarcity value to investors.

Well positioned for global growth mandate. We have strong organic growth potential with an approximate 2,000 MW development pipeline spread across all of our operating jurisdictions, combined with the ability to capture operating efficiencies and the value of rising power prices for the market-based portion of our portfolio. Our organic growth is complemented by our strong acquisition ability. Over the last ten years, we have acquired or commissioned approximately 80 hydroelectric assets totaling approximately 2,600 MW and 28 wind assets totaling 1,270 MW. For the year ended December 31, 2014, we acquired or commissioned hydroelectric assets and wind assets that have an installed capacity of 547 MW and 326 MW, respectively. Our ability to develop and acquire assets is strengthened by our established operating and project development teams, strategic relationship with Brookfield, and our strong liquidity and capitalization profile. We have, in the past, and may continue in the future to pursue the acquisition or development of assets through arrangements with institutional investors in Brookfield sponsored or co-sponsored partnerships.

Attractive distribution profile.  We pursue a strategy which we expect will provide for highly stable, predictable cash flows sourced from predominantly long-life hydroelectric assets ensuring an attractive distribution yield. We target a distribution payout ratio in the range of approximately 60% to 70% of Funds From Operations and, in the third quarter of 2014, announced an increase in our long-term distribution growth rate target to a range of 5% to 9% annually.

Stable, high quality cash flows with attractive long-term value for LP Unitholders.  We intend to maintain a highly stable, predictable cash flow profile sourced from a diversified portfolio of low operating cost, long-life hydroelectric and wind assets that sell electricity under long-term, fixed price contracts with creditworthy counterparties. Approximately 85% of our 2015 generation output is sold pursuant to PPAs to public power authorities, load-serving utilities, industrial users or to Brookfield. The

PPAs for our assets have a weighted-average remaining duration of 18 years, providing long-term cash flow stability.

Strong financial profile. With approximately $20 billion of assets and a conservative leverage profile, our consolidated debt-to-capitalization is 40%. Our liquidity position remains strong with approximately $1.0 billion of cash and available portions of credit facilities. Approximately 78% of our borrowings are non-recourse to BREP. Corporate borrowings and subsidiary borrowings have weighted-average terms of approximately seven and ten years, respectively.

Renewable Power Growth Opportunity

Renewable energy continues to grow around the world due to its positive environmental profile, supply diversification benefits and increasing cost-competitiveness with traditional technologies.  Global installed renewable power is now approaching 1,500 GW worldwide.  Significant new renewable generation supply continues to be built, consisting primarily of new hydro and wind capacity, with the industry adding in the range of 100 GW or $200 billion of new renewable power supply each year. The following chart illustrates the global growth in various renewable power generation sectors from 2000 to 2013.

_________________

Sources:  BP Statistical Review of World Energy - June 2014 (for wind, geothermal and solar capacity 2000-2013); U.S. Energy Information Administration - International Energy Statistics (for hydroelectric capacity 2000-2012); hydro capacity for 2013 is assumed to increase in line with the growth in hydro generation in this year (from the 2014 BP Statistical Review).

Global Renewable Power Drivers

We believe that, over time, strong continued growth in renewable power generation will be driven by the following:

Conventional coal and nuclear generation face challenges. The continued reliance on large-scale coal and nuclear facilities is causing concern with power system policy makers and the general public. Coal plants are increasingly facing legislative pressures to undertake significant environmental compliance expenditures. This, in turn, is accelerating the retirement of coal plants, which will need to be replaced by new capacity. Following the Fukushima nuclear disaster in Japan, and in light of on-going cost uncertainties and concern over waste disposal, public concern over new nuclear construction and continued life extension of existing facilities has increased. This, combined with a current environment of lower natural gas prices, has delayed or halted most new nuclear development activities in the United States, and has even caused some countries with significant nuclear generation to legislate the early retirement of existing capacity.

Renewable energy is a cost effective way of diversifying fuel risk. The abundance of low cost natural gas in North America presents a unique opportunity to potentially replace aging coal and nuclear facilities with a domestic fuel source that is cost effective and has a lower environmental impact. As natural gas gains further acceptance, we expect the need to diversify exposure to fluctuating fuel costs will increase the demand for renewable technologies, particularly hydroelectric and wind energy. In addition, technological developments over the last decade continue to reduce the costs of renewable technologies enhancing their position as a cost competitive complement to gas-fired generation and a means to meeting more stringent environmental standards.

Supported by government policies and incentives. There are various strategies that governments are using to encourage development of renewable power resources which generally include renewable portfolio standards (“RPS”) (requiring electricity distributors to obtain a minimum percentage of their power from renewable energy resources by specified target dates) and tax incentives or subsidies. Globally, at least 70 countries, including the Republic of Ireland, the United Kingdom (including Northern Ireland) and the other 26 E.U. countries, have national targets for renewable energy supply, and 37 U.S. states, the District of Columbia, Puerto Rico and nine Canadian provinces have RPS or policy goals that require load-serving utilities to offer long-term PPAs for new renewable supply.

Widespread acceptance of climate change. Over the last six years, it has become generally accepted that the combustion of fossil fuels contributes to global warming. The Intergovernmental Panel on Climate Change (“IPCC”) releases periodic reports to build awareness of climate change, highlighting the fact that average temperatures in the world’s northern hemisphere  are likely the highest in at least the past 1,300 years. In 2005, atmospheric concentrations of carbon dioxide exceeded by far the natural range over the last 650,000 years. According to the IPCC, the ramifications of global warming for society are significant. As the electricity sector is one of the largest contributors to carbon dioxide emissions globally, concern about global warming has become a catalyst for governments to take environmental policy action, often through legislation of renewable power procurement targets or implementation of feed-in-tariffs.

Our Core Markets

We have focused on North America, Latin America and Europe as our core markets and we will continue to focus on expanding our operations in these markets to meet our growth objectives. Our established operating platforms in North America and Latin America, and our new platform in Europe, position us particularly well to achieve these objectives. In addition, due to our relationship with Brookfield, we have access to Brookfield’s investment platform in Australasia, as well as Brookfield’s more established platforms in Latin America and Europe, which enhance our ability to source transactions globally.

North America

United States

We believe that over the last decade, the United States has offered consistent, broad-based policy momentum to transition the country’s electricity producers to cleaner generation and promote increased energy independence. The United States is the world’s second largest wind market with approximately 65,000 MW of installed wind capacity as at the end of 2014. One of the most significant drivers of renewable power growth in the United States has been the adoption of RPSs in 30 states and the District of Columbia with renewable targets set to as high as 33% of the total supply mix by 2020. In addition, growth has been driven by various government incentive programs supporting investment in new renewables.

Concurrent with expanding policy supporting renewables, the environmental regulation of traditional thermal, and in particular, coal-fired generation has become significantly more stringent. In particular, the United States Environmental Protection Agency’s (the “EPA”) “MATS” rule (Mercury and Air Toxics Standards) – which comes into effect in 2015 – requires the application of maximum available control technology emissions standards for hazardous air pollutants (among others, mercury, metals and acid gases) from coal-fired and oil-fired electric generating units. Other EPA regulations in force or in preparation – addressed to other air pollutants as well as to cooling water use and to disposal of combustion residuals – could impose further significant compliance capital expenditures for coal-fired facilities. Since over half of this coal-fired capacity is over 30 years old, and approximately 50% of total U.S. coal capacity lacks comprehensive emissions control technology, we believe these regulations will accelerate retirement decisions. This supply will need to be replaced by new capacity and we believe renewable and gas generation are complementary solutions to fill this gap. The transition towards zero and low-emitting fuels was given further policy support in 2014 from the EPA’s proposed Clean Power Plan, which seeks to cap CO2 emissions from existing power plants.

In the United States, we are strategically focused on the power markets in the northeast (New York, New England), the PJM ISO region, and California, with operations in other states such as Minnesota, Louisiana, Tennessee and North Carolina. Together these markets cover over 70% of the U.S. population, most of which have strong RPS targets, aging electricity infrastructure and/or pressure to retire coal generation, providing a high value market for renewable generation.

Canada

In Canada, renewable energy policy is predominantly implemented at the provincial level. We are currently active in Ontario, Québec and British Columbia, and all of these jurisdictions have adopted policies to increase the contribution of renewables in the supply mix which presents attractive opportunities for both project development and asset acquisition.

Ontario’s 2013 Long Term Energy Plan anticipates that approximately 20 GW of renewable power generation (excluding hydroelectric power generation) will be online within the province by 2025, compared to a 2014 year-end total of approximately 5.2 GW.  In 2014, Ontario completed its program to phase-out or re-power all of its coal-fired generating capacity. Furthermore, approximately half of Ontario’s nuclear capacity is aging and approaching the end of its useful life in this decade. The Ontario Government has also announced a $7 billion transmission expansion plan to facilitate the integration of more renewable resources as well as a Large Renewable Procurement process for 565 MW of new renewable generation capacity. In Québec, while most generating capacity is provincially owned, since 2003, Hydro-Québec Distribution has contracted for over 3,500 MW of renewable capacity, consisting primarily of wind-power. In British Columbia, the 2010 Clean Energy Act outlines a vision for “clean energy leadership” in the province with goals of self-sufficiency in electricity generation by 2016, while securing over 90% of total generation requirements from clean or renewable generation sources, leading to the award of PPAs for approximately 2,200 MW.

Latin America

Brazil

With the world’s fifth largest population and seventh largest economy, Brazil offers strong growth potential with investment-grade macroeconomic fundamentals over the longer term. Electricity demand has grown by approximately 4% annually over the last 30 years, a trend we expect will continue in line with rising incomes and per capita consumption (which today is still less than one-fifth of that in the United States). As a result, we expect Brazil will require approximately 6,000 MW of new supply annually to meet its growing demand. By 2023, Brazil’s energy planning agency projects that 71,000 MW of new supply will be needed, while only approximately 37,000 MW of capacity is currently under contract. Much of this planned supply growth relies on large-scale hydroelectric, transmission and thermal generation infrastructure construction, some of which is facing environmental, permitting and labor challenges. As a result, notwithstanding measures by the authorities to contain retail electricity rates, we believe supply constraints will continue to increase prices and give rise to opportunities to build or acquire new capacity.

In addition to a growing SHPP segment in Brazil, other segments of the renewable power industry are growing, notably biomass cogeneration and wind power. Brazil has approximately 10,000 MW of installed biomass capacity with another 4,000 MW under development, which for the most part is integrated with existing sugar or ethanol mills. Brazil is the world’s leading and most efficient producer of these commodities making this a growing segment of the renewable power industry and one in which we actively evaluate investment opportunities. The expected closing of our acquisition of a 488 MW multi-technology renewable portfolio will mark our entry into Brazil’s biomass cogeneration and wind power markets.

We believe there are two aspects of the market in Brazil that make our business particularly compelling. First, substantially all of our hydroelectric facilities participate in the MRE which significantly reduces the impact of hydrology variability on our cash flows. Through this pool, hydroelectric power generators are paid on the basis of “assured energy”, or long-term average generation established through government-approved hydrological studies, rather than actual production. Participating generators effectively share hydrology risk as generators experiencing below average generation conditions secure power from generators experiencing above average conditions, or when producing more than normal generation, make the excess available on the same basis. Secondly, in Brazil, SHPPs under 30 MW operate in a special segment of the market that benefit from certain preferred economic and regulatory rights. Customers that purchase power from these plants benefit from a special discount for the use of the distribution system which, in turn, enables generators like us to capture a portion of this discount through higher prices with end-use customers.

Europe

Ireland

Ireland has among the best onshore wind resources in Europe and the Republic of Ireland and Northern Ireland are markets with stable and favorable contractual frameworks for renewables.  Owners of renewable assets in the Republic of Ireland typically benefit from the REFIT program, which ensures that generators receive a minimum fixed annual electricity price, indexed by inflation annually over a contract term of 15 years, providing a revenue stream that is the higher of market prices or the REFIT tariff. The REFIT payments are guaranteed under legislation for eligible assets and currently apply to assets commissioned by 2017. The Irish Department of Communications, Energy and Natural Resources has recently announced it is considering the design of a post-2017 renewable procurement mechanism. In Northern Ireland, our facilities generally receive both the prevailing market electricity price and a renewable obligation certificate.

Other European Jurisdictions

Europe’s population of approximately 600 million is served by a power system with a capacity of approximately 1,000 GW, generating approximately 3,500 TWh annually. Renewable generation technologies account for approximately one third of total installed capacity, including approximately 150 GW hydroelectric, approximately 120 GW wind, and approximately 80 GW solar, making Europe the largest renewable market in the world and a significant growth opportunity for Brookfield Renewable.

Europe has long been at the forefront in adopting policies to support renewables development and address climate change.  For 2020, the E.U. has committed to cutting its greenhouse gas emissions to 20% below 1990 levels and to raise the share of total final energy consumed from renewables to 20%.  As of 2012, 14% of final energy consumed in the E.U. was from renewable sources. The challenge of meeting 2020 targets varies significantly by country: for example, in the United Kingdom, 4% of total final energy requirements were supplied by renewables in 2012 against a 2020 target of 15%. In Germany, renewables accounted for 12% of 2012 requirements against an 18% target for 2020, while in Portugal, renewables accounted for 25% of 2012 requirements against a 31% target for 2020.  In all countries, the power sector has a pivotal role in meeting renewable energy targets.  Brookfield estimates that approximately 250 GW of additional wind-equivalent power capacity is required in Europe to achieve the 2020 target.  Longer term, the E.U. has endorsed even more challenging environmental goals, including further reductions in greenhouse gas emissions to 80% or more below 1990 levels by 2050.

Individual member states have sought to meet their binding E.U. targets by extensive implementation of incentive programs supporting renewable power development.  For example, the United Kingdom requires electricity suppliers to meet a fixed proportion of their energy requirement from renewable resources and issues renewable generators with tradable Renewable Obligation Certificates which provide an additional source of revenue above market prices. Germany offers a fixed contract for differences payment to renewable sources, while Portugal offers feed-in tariff contracts that fix payment terms for the duration of the contract. Most support programs are funded by a levy on retail electricity rates rather than a direct payment from the government.  In addition, the E.U.’s CO2 emissions cap-and-trade program and the United Kingdom’s carbon price floor mechanism enhance the competitive position of renewables generators by increasing the operating costs for fossil fueled generators.

We believe that Europe offers a stable platform for continued expansion with strong policy commitment to renewables and upside potential. Our investment and growth strategy focuses on larger, low-sovereign risk markets that have both a record of reliable renewable policies and renewable assets with attractive long-term fundamental value and scarcity attributes.

            Other Markets

In Latin America, Colombia and Peru are investment-grade rated countries that have established competitive electricity markets and each country needs over 500 MW of new power supply annually to meet strong economic and natural resource driven demand growth. These countries benefit from significant undeveloped hydroelectric potential and power prices remain relatively low on a global scale but should increase over the long-term as new supply needs to be built to meet demand growth.

Australia is a market where Brookfield has a significant real estate and infrastructure presence. More than 60% of the 47 GW of installed capacity in Australia’s National Electricity Market is coal-fired. Australia has experienced robust economic growth over the last decade driven by Asian demand for natural resources, and the topic of the country’s carbon footprint is under active national debate. We expect support for the development of new renewable power resources over the next decade as a policy offset to the bias of this export-led growth towards the conventional energy and commodity sectors.

Our Growth Opportunity

We believe that the current environment offers attractive opportunities to invest in renewable power acquisitions or developments that we expect will allow us to deploy capital, on an accretive basis, in the following ways:

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

•         Privatizations.  We believe that in the current fiscal climate, governments will continue to engage the private sector in providing funding solutions for infrastructure requirements which could increasingly involve sales of existing assets. Our proven operating track record, global scale and ability to partner with local pension funds and institutional investors may better competitively position us to participate in such opportunities.

•         Development cycle divestitures. Renewable power assets are often developed or built by smaller developers or construction companies who, in our experience, seek to capture development-stage returns. Because of our extensive project development expertise we are well positioned to evaluate these sort of assets and therefore we have been, and believe will continue to be, a logical acquirer of, or partner in, such projects.

•         Brookfield Renewable’s development project portfolio. In addition to growing our business through acquisitions, we intend to pursue organic growth by developing our portfolio of greenfield projects. We indirectly own approximately 25 development projects in North America, Latin America and Europe totaling an estimated 2,000 MW of potential capacity (see Item 7.B “Related Party Transactions — Development Projects”). Over the past ten years, Brookfield has completed or commenced construction on 21 development projects totaling in aggregate over 1,000 MW of capacity giving us a successful execution track record as a developer of hydroelectric and wind capacity. We have acquired and retained the development expertise and capability to advance our renewable power projects from the development stage to commercial operation. We also have the necessary expertise to oversee the regulatory, engineering, construction execution, transmission, permitting, licensing, environmental and legal activities required for successful project development.

Revenue and Cash Flow Profile

We believe that our portfolio offers high quality cash flows derived from predominantly hydroelectric assets. Our cash flow profile, which we believe will be highly stable and predictable, is derived from the combination of long-term, fixed-price contracts, a unique hydro-focused portfolio with a low cost structure, and a prudent financing strategy focused on non-recourse debt with an investment grade balance sheet. Accordingly, we believe that we have a high degree of predictability in respect of revenue and costs on a per MWh basis.

We believe that we have a predictable pricing profile driven by long-term PPAs with a weighted average remaining duration of 18 years which, combined with a well-diversified portfolio that reduces variability in our generation volumes, enhances the stability of our cash flow profile. See Item 3.D “Risk Factors — Risks Related to Our Operations and the Renewable Power Industry — Counterparties to our contracts may not fulfill their obligations and, as our contracts expire, we may not be able to replace them with agreements on similar terms”.

.

.

Counterparties to Brookfield Renewable’s PPAs

As outlined in the graph above, the majority of our long-term PPAs are with investment-grade rated or creditworthy counterparties such as government-owned utilities or power authorities, Brookfield or industrial power users. As at December 31, 2014, Brookfield Renewable had contracted 91% (on a proportionate basis) of 2015 generation at an average price of $79 per MWh.

As at December 31, 2014, over the next three years Brookfield Renewable has on average approximately  4,444  GWh of energy annually which is uncontracted. All of this energy can be sold into the current wholesale or bilateral market, however we intend to maintain flexibility in re-contracting to position ourselves to achieve the optimal pricing.

The following table presents revenue, Adjusted EBITDA and Funds From Operations on a segmented basis for the fiscal years ended December 31, 2014, 2013, and 2012 by hydroelectric, wind and other facilities. Hydroelectric and wind information is further segmented by region.

	Hydroelectric			Wind energy				Co-gen	Other	Total
(MILLIONS)	U.S.	Canada	Brazil	U.S.	Canada	Europe
For the year ended Dec 31, 2014:
Revenues	$719	$394	$265	$129	$123		$45	$29	$-	$1,704
Adjusted EBITDA(1)	520	328	198	90	108		29	11	(68)	1,216
Funds From Operations(1)	283	256	149	17	70		18	11	(244)	560
For the year ended Dec 31, 2013:
Revenues	$677	$399	$301	$125	$133	$	N/A	$71	$-	$1,706
Adjusted EBITDA(1)	494	330	221	85	113		N/A	23	(58)	1,208
Funds From Operations(1)	274	266	169	21	69		N/A	23	(228)	594
For the year ended Dec 31, 2012:
Revenues	$438	$272	$340	$58	$131	$	N/A	$70	$-	$1,309
Adjusted EBITDA(1)	294	213	236	31	113		N/A	20	(55)	852
Funds From Operations(1)	148	148	151	2	69		N/A	20	(191)	347

(1)            Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures” and “Financial Review by Segments for the Year Ended December 31, 2014” and “Financial Review by Segments for the Year Ended December 31, 2013”

As described in Item 5.A “Operating Results — Performance Measurement”, Adjusted EBITDA and Funds From Operations do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be similar to measures presented by other companies. For additional information, see Item 5.A “Operating Results — Generation and Financial Review for the Year Ended December 31, 2014” and Item 5.A “Operating Results — Generation and Financial Review for the Year Ended December 31, 2013.”

Our portfolio benefits from significant hydrology diversification, with assets distributed on 72 river systems in three countries. Our water storage capabilities and our access to the hydrological balancing pool administered by the government of Brazil amount to approximately 36% of annual generation, allowing us to mitigate hydrological fluctuations, optimize production and minimize losses due to outages.

North America. In North America, we generate revenues primarily through energy sales secured through long-term PPAs with creditworthy counterparties such as government-owned entities or power authorities (including for example, the Independent Electricity System Operator (formerly the Ontario Power Authority), the Ontario Electricity Financial Corporation, Hydro-Québec, BC Hydro and the Long Island Power Authority), load-serving utilities (such as Entergy Louisiana), Brookfield, and in some cases industrial power users. Currently, our North American portfolio is largely contracted pursuant to long-term PPAs that are generally structured on a “take or pay” basis without fixed or minimum volume commitments. As a result, we are exposed to minimal risk of having to supply power from the market to customers when we are experiencing low water or wind conditions. Most of our PPAs also provide for annual escalation of the realized price, typically linked to inflation. In respect of power sold to Brookfield, Brookfield will, in some cases, have entered into back-to-back power resale agreements for output purchased from Brookfield Renewable (see Item 4.B “Business Overview — The Service Provider — Energy Marketing”).

Latin America. Our Latin American assets are located in Brazil. In the Brazilian electricity market, energy is typically sold under long-term contracts to either regulated load-serving distribution companies or “free customers” defined as customers with more than 0.5 MW of annual demand who select their own electricity supplier. Both customer classes are required to demonstrate annually that they have contracts in place to meet all forecast demand. In the regulated market, Brookfield Renewable has typically entered into 20-30 year PPAs with creditworthy state-owned utilities. In the “free customer” market, Brookfield Renewable has typically entered into three to eight year PPAs with large industrial and commercial customers primarily engaged in strong industries, like telecommunications, food services  and pharmaceuticals. Our PPAs in Brazil typically provide a fixed price that is fully indexed to inflation annually. Our Brazilian portfolio has a weighted average remaining contract term of approximately six and a half years and we believe that it is well positioned to capitalize on market opportunities in the medium term as 17% of the portfolio will become uncontracted in 2015 and a further 23% of our portfolio will become uncontracted in 2016.  We believe that during this period the Brazilian power market will require more expensive energy sources in the supply mix to adjust the current supply and demand imbalance in the country, thus leading to attractive power prices. We expect to be able to capitalize on these changes in the Brazilian power market by either re-contracting parts of our cost-effective portfolio at these higher prices or by leaving certain facilities uncontracted so that they are able to take advantage of expected high spot prices.

Europe. Our European assets are principally located in the Republic of Ireland with some assets also located in Northern Ireland. In the Republic of Ireland, we generate revenues primarily through energy sales secured by long-term PPAs under the REFIT program. In the Republic of Ireland’s electricity market, renewable energy is typically sold under a 15-year REFIT which allows for the above-market costs of renewables to be paid directly to guarantors through a Public Service Obligation levy on final consumer bills. The REFIT tariff also provides generators with potentially attractive upside to market prices above an established contract floor, which would allow us to benefit from potential long-term rising prices of power. Our Irish assets are underpinned by a 10-year remaining average life contracted revenue stream. To meet its EU renewable energy commitments, an incremental 3 GW of wind power will be required and regulators are planning significant upgrades to the Republic of Ireland’s transmission system over the next decade to facilitate the integration of this additional wind power.

Our Growth Strategy

We expect to continue focusing primarily on long-life renewable power assets that provide stable, long-term contracted cash flows, or, where uncontracted, are acquired on a value basis and located in high-value power markets where rising power prices offer strong prospects to generate growing cashflows and can appreciate in value over time. We intend to combine our industry, operating, development and transaction expertise with our ability to commit capital to transactions in order to secure opportunities at attractive returns for securityholders. To grow Brookfield Renewable, we maintain a proactive and focused business development program in each of our markets which is augmented by access to Brookfield’s global investment platform that may lead to originating attractive opportunities for investment. We expect that our growth will be focused on the following:

•         Organic development growth. We intend to continue to grow our business by pursuing organic development growth, either by building projects from our approximate 2,000 MW development pipeline, or through the acquisition of development-stage assets. We intend to focus on development-stage acquisition opportunities that are in high-value sites in our core markets, positioning us to leverage the technical and operating expertise of our platforms. We expect that a relatively small portion of our cash flows will be allocated during the early stages of project development, but that meaningful capital commitments would be made once a project benefits from sound commercial arrangements that limit construction risk and secures long-term stable cash flows.

•         Acquisitions of operating assets within core markets. We expect to continue our growth in the North America, Latin America and Europe, where our existing renewable power platforms allow us to efficiently integrate operating or development-stage renewable power assets and capture economies of scale. Within each of these platforms, our growth strategy is focused on the higher-value and higher-growth regional electricity markets. For example, in the United States, our strategy is to continue our growth in the eastern, southern and western power markets, where higher electricity prices, load growth and renewable portfolio standards offer more attractive returns and enhanced long-term value. Similarly, in Brazil, our operations and growth objectives are focused on the southern and mid-west portion of the country where over 80% of the population and economic activity is located. In Europe, where we primarily focus on countries with stable renewable energy policies, our strategy includes the acquisition of operating or development-stage assets with a particular emphasis on securing development projects and/or partnerships with developers that are facing capital constraints. While most of our portfolio benefits from long-term contracts, an important part of our strategy in the United States over the last year has been to acquire uncontracted hydro facilities that due to their low operating cost position can benefit from a recovery in power prices.

•         Diversification into new markets. We intend to establish an operating presence in new markets that offer attractive opportunities to enhance the geographic diversification of our operations by adding platforms that we can grow over time by investing capital at attractive risk-adjusted returns. Our new European platform and London-based management team will allow us to continue expanding into Europe beyond our existing Irish portfolio. Additionally, our Brazil experience and team provides an excellent springboard to expand into other Latin American countries.  We also benefit from Brookfield’s investment teams in Australiasia and elsewhere that, together with our existing capabilities in North America, Latin America and our newly established European platform, give us the ability to transact on a global basis.

•         Diversification of renewable power technologies. While we intend to maintain our predominantly hydroelectric focus, we also intend to direct some of our efforts on select assets utilizing other renewable power technologies that can benefit from the long-life, high barrier to entry and sustainable competitive cost advantage of our hydroelectric fleet. For example, in 2014 we announced the acquisition of biomass cogeneration facilities in Brazil with 175 MW of aggregate installed capacity. We have built our wind business by focusing on building or acquiring projects that are located in high-value power markets where the underlying renewable power resource has high scarcity value which is secured through long-term site ownership rights. There are a number of other renewable power technologies we would consider for investment. For example, solar is becoming more reliable, proven and cost effective and is the fastest growing segment of the renewable power industry globally. Geothermal assets, where operating with a proven steam resource profile, can be an attractive source of baseload renewable power. Similarly, biomass generation assets, where operating with a reliable and cost-effective supply of feedstock, can provide reliable dispatching.

Our Distribution Policy

We believe our high-quality assets and PPA portfolio will provide BREP with stable and predictable annual cash flow to fund our distributions:

•         In December 2011, BREP declared its first cash distribution of $0.3375 ($1.35 annually) per LP Unit for the fourth quarter of 2011.

•         In 2012, BREP increased its regular quarterly distribution to $0.345 ($1.38 annually) per LP Unit commencing with the first quarter distribution of that year.

•         In 2013, BREP increased its regular quarterly distribution to $0.3625 ($1.45 annually) per LP Unit commencing with the first quarter distribution of that year.

•         In 2014, BREP increased its regular quarterly distribution to $0.3875 ($1.55 annually) per LP Unit commencing with the first quarter distribution of that year.

•         On February 6, 2015, BREP announced an increase in its regular quarterly distribution to $0.415 ($1.66 annually) per LP Unit commencing with the first quarter distribution of 2015.

We intend to continue to operate as a growth-oriented entity with a focus on increasing the amount of cash available for distributions on each LP Unit.

The declaration and payment of distributions are subject to the discretion of the board of directors of the Managing General Partner. Distributions will be paid quarterly on the last day of December, March, June and September of each year, to LP Unitholders of record on the last business day of November, February, May and August, respectively (the “Record Date”).  In addition, registered and beneficial LP Unitholders who are resident in Canada or the United States may opt to receive their distributions in either U.S. dollars or the Canadian dollar equivalent, based on the Bank of Canada noon exchange rate on the Record Date or, if the Record Date falls on a weekend or holiday, on the Bank of Canada noon exchange rate of the preceding business day. Distributions will be evaluated periodically, and may be revised subject to business circumstances and expected capital requirements depending on, among other things, our earnings, financial requirements for our operations, growth opportunities, the satisfaction of applicable solvency tests for the declaration and payment of distributions and other conditions existing from time to time (see Item 10.B “Memorandum and Articles of Association – Description of Our LP Units and the Amended and Restated Limited Partnership Agreement of BREP — Distributions”).

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

In September 2014, we announced an increase in our long-term distribution growth rate target to 5% to 9% annually. The 5% to 9% annual growth rate target for distributions compares to a prior annual growth rate target of 3% to 5% and an historical annualized distribution growth rate of the Fund of 2.2% per LP Unit from inception in 1999 up to November 28, 2011, the date on which its assets were transferred to BREP. The increase to 5% to 9% reflects, among other things, the expected benefits of a broader set of growth opportunities from new and expanded geographies, significantly greater generating assets and capitalization and enhanced access to capital.

Pursuant to the terms of the Preference Share Guarantees, if the declaration or payment of dividends on the Series 1 Shares, Series 2 Shares, Series 3 Shares, Series 4 Shares, Series 5 Shares, Series 6 Shares is in arrears, BREP will not make distributions on its LP Units.

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

For the initial five-year period commencing on March 10, 2010 and ending on and including April 30, 2015, the holders of Series 1 Shares are entitled to receive fixed cumulative preferential cash dividends as and when declared by the board of directors of BRP Equity, payable quarterly on the last day of January, April, July and October in each year at an annual rate equal to C$1.3125 per share. A total dividend of C$1.3125 per share was paid in each of 2011, 2012, 2013 and 2014.

For the initial seven-year period commencing on October 11, 2012 and ending on and including July 31, 2019, the holders of Series 3 Shares are entitled to receive fixed cumulative preferential cash dividends as and when declared by the board of directors of BRP Equity, payable quarterly on the last day of January, April, July and October in each year at an annual rate equal to C$1.10 per share. The initial dividend of C$0.3375 per share was paid on January 31, 2013, a total dividend of C$1.1625 per share was paid in 2013 and a total dividend of C$1.10 per share was paid in 2014.

The holders of Series 5 Shares and Series 6 Shares are entitled to receive fixed cumulative preferential cash dividends as and when declared by the board of directors of BRP Equity, payable quarterly on the last day of January, April, July and October in each year at an annual rate equal to C$1.25 per share. The initial dividend on the Series 5 Shares of C$0.3116 per share was declared by the board of directors of BRP Equity on February 6, 2013 and was paid to holders of the Series 5 Shares on April 30, 2013.  A total dividend of C$0.9366 per share was paid in 2013, and a total dividend of C$1.25 per share was paid in 2014. The initial dividend on the Series 6 Shares of C$0.3116 per share was declared by the board of directors of BRP Equity on May 7, 2013 and was paid to holders of the Series 6 Shares on July 31, 2013.  A total dividend of C$0.6241 per share was paid in 2013, and a total dividend of C$1.25 per share was paid in 2014.

The Service Provider

Brookfield Asset Management

Brookfield is a global alternative asset manager with more than $200 billion in assets under management. It has an over 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. It has a range of public and private investment products and services, which leverage its expertise and experience and provide it with a competitive advantage in the markets where it operates. Brookfield Asset Management is listed on the NYSE, TSX and NYSE Euronext under the symbol “BAM”, “BAM.A” and “BAMA”, respectively.

We are Brookfield’s primary vehicle through which it will acquire renewable power assets on a global basis and we benefit from its reputation and global platform to grow our business.

The Service Provider complements our continental platforms in three key areas:

•         Executive oversight of our business:  The Service Provider provides leadership to our continental platforms and oversees the implementation of our annual and long-term operating plans, capital expenditure plans, and our power marketing plans to ensure compliance with our performance-based operating objectives and applicable laws. The Service Provider also oversees the implementation of our operational policies, and our management, accounting, regulatory reporting, legal and treasury functions.

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

•         Funding our business: The Service Provider recommends and oversees the implementation of funding strategies for our existing business and in connection with our acquisitions or developments. In doing so, the Service Provider advises upon and assists in the execution of our equity or debt financings. The Service Provider also arranges for our tax planning and the filing of our tax returns.

Energy Marketing

Pursuant to a number of agreements, BEM LP is responsible for selling all energy and energy related products generated by our assets in North America. In addition, BEM LP acts as counterparty to various agreements with us pursuant to which BEM LP purchases, supports or guarantees the price that we receive for power generation in North America.

With approximately 111 employees and 24 hours/day, 365 days/year operations, BEM LP performs transaction execution, risk management, settlement, information technology, regulatory, legal and human resource functions. These groups provide us with valuable market intelligence regarding pricing dynamics, regulatory regimes and market participants. In 2014, BEM LP was responsible for the sale of over 18,200 GWh of generation in North America.

BEM LP and NA Holdco entered into the Energy Marketing Agreement pursuant to which BEM LP provides energy marketing services to NA Holdco. See Item 7.B “Related Party Transactions — Energy Marketing Agreement”.

Competition and Marketing

We operate in the North American, Latin American and European power markets. The nature and extent of competition we face varies from jurisdiction to jurisdiction. Brookfield Renewable’s main competition in its electricity markets are coal, nuclear, oil and natural gas electricity generators as well as other renewable energy suppliers who use hydro, wind, geothermal and photovoltaic technologies. The market price of commodities, such as natural gas and coal, are important drivers of energy pricing and competition in most energy markets, especially in North America.

Our marketing efforts focus on leveraging our competitive advantages described in Item 4.B “Business Overview — Our Competitive Strengths” and our world class continental platforms described in Item 4.B “Business Overview — Operating Philosophy”.

We also leverage our relationship with Brookfield, which we believe provides a unique competitive advantage considering Brookfield’s strong reputation in the energy marketing, asset management, infrastructure and global real estate industries. See Item 7.B “Related Party Transactions — Licensing Agreement”.

Employees

Members of Brookfield Renewable’s core senior management team are all employees of Brookfield, and their services are provided for the benefit of Brookfield Renewable under the Master Services Agreement. For a discussion of the individuals from Brookfield’s management team that are expected to be involved in our business, see Item 6.A. “Directors and Senior Management — Our Management” and for a discussion of our employees see Item 6.D “Employees”.

Intellectual Property

Brookfield Renewable, as licensee, entered into the Licensing Agreement with Brookfield pursuant to which Brookfield granted us a non-exclusive, royalty-free license to use the name “Brookfield” and the Brookfield logo worldwide. Other than under this limited license, we do not have a legal right to the “Brookfield” name and the Brookfield logo. Brookfield may terminate the Licensing Agreement immediately upon termination of our Master Services Agreement and it may be terminated in the circumstances described under Item 7.B “Related Party Transactions — Licensing Agreement”.

Governmental, Legal and Arbitration Proceedings

We have not been and are not currently subject to any material governmental, legal or arbitration proceedings which may have or have had a significant impact on our financial position or profitability nor are we aware of any such proceedings that are pending or threatened.

We are occasionally named as a party in various claims and legal proceedings which arise during the normal course of our business. With respect to claims and proceedings, we review each of these matters, including the nature of the claim, the amount in dispute or claimed and the availability of insurance coverage. Although there can be no assurance as to the resolution of any particular matter, we do not believe that the outcome of any matters or potential matters of which we are currently aware will have a material adverse effect on us.

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

We are also subject to various laws and regulations relating to health, safety, security and environmental matters. These laws and regulations may change and we may become subject to more stringent laws and regulations in the future. Compliance with more stringent laws and regulations could have an adverse effect on our business, financial condition or results of operations. We have established policies and procedures for environmental management and compliance, and we have incurred and will continue to incur significant capital and operating expenditures to comply with health, safety, security and environmental laws and to obtain and comply with licenses, permits and other approvals and to assess and manage potential liability exposure. See also information contained under Item 3.D “Risk Factors — Risks Related to our Operations and the Renewable Power Industry”.

Environmental Protection and Corporate Social Responsibility

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

4.C              ORGANIZATIONAL STRUCTURE

Organizational Chart

The simplified chart below presents a summary of our ownership and organizational structure. Please note that on this chart all interests are 100% unless otherwise indicated. “GP Interest” denotes a general partnership interest and “LP Interest” denotes a limited partnership interest. BREP’s sole material asset is a 52% LP Interest in BRELP. Brookfield indirectly holds the remaining 47% LP Interest in BRELP, a 28% LP Interest in BREP and a 0.01% and 1% GP Interest in BREP and BRELP, respectively, for an aggregate indirect ownership interest in BREP of approximately 62% on a fully-exchanged basis. For more details on the exchange mechanism see Item 10.B “Memorandum and Articles of Association — Description of the Amended and Restated Limited Partnership Agreement of BRELP — Redemption-Exchange Mechanism”. Brookfield’s indirect 1% GP Interest in BRELP entitles it to receive incentive distributions linked to the growth of BRELP’s distributions. This simplified chart should be read in conjunction with the explanation of our ownership and organizational structure below and the information included under Item 6.A “Directors and Senior Management” and Item 7. “Major Shareholders and Related Party Transactions”.

(BAM) (Ontario)
Brookfield Global Renewable Energy Advisor Limited (Service Provider) (England & Wales)
Brookfield Asset Management Private Institutional Advisor (Canada) L.P. (7) (Service Provider) (Ontario)
Brookfield Renewable Power Inc. (BRPI) (Ontario)
BRP Energy Group L.P. (Service Provider) (Manitoba)
Brookfield Energy Marketing LP (BEMLP) (Ontario)
Brookfield Renewable Energy Group (Bermuda) Limited (Service Provider) (Bermuda)
99.99% LP Interest
28% LP Interest (2)
BRP Bermuda GP Limited (1) (BRELP General Partner) (Bermuda)
Brookfield Renewable Partners Limited (Managing GP) (Bermuda)
0.01% GP Interest
BREP Holding L.P. (1) (BRELP GP LP) (Bermuda)
BROOKFIELD RENEWABLE ENERGY PARTNERS L.P. (5)(6)
0.01% GP Interest
47% LP Interest (2)
1% GP Interest
52% LP Interest (2)
72% LP Interest (2)
Public (Holders of LP Units)
Brookfield Renewable Energy L.P. (1)(5)(6) (BRELP) (Bermuda)
BRP Bermuda Holdings I Limited (3)(5)(6) (LATAM Holdco) (Bermuda)
Brookfield BRP Holdings (Canada) Inc. (5)(6) (NA Holdco) (Ontario)
Brookfield BRP Europe Holdings Limited (5)(6) (Euro Holdco) (Bermuda)
Brookfield Renewable Investments Limited (Investco) (Bermuda)
Public (Bondholders)
Public (Preferred Shareholders)
Brookfield Renewable Energy Partners ULC (Finco) (Alberta)
Brookfield Renewable Power Preferred Equity Inc. (BRP Equity) (Canada)

(2) Brookfield's limited partnership interest in BRELP is redeemable for cash or exchangeable for LP Units in accordance with the redemption-exchange mechanism contained in BRELP's limited partnership agreement, which could result in BRPI owning 62% of BREP's issued and outstanding LP Units on a fully-exchanged basis. On a fully-exchanged basis, public holders of LP Units will own approximately 38% of Brookfield Renewable and Brookfield will not hold any limited partnership units of BRELP.

(3) Brookfield has provided an aggregate of $5 million of working capital to LATAM Holdco through a subscription for shares. In addition, BRPI holds special shares the redemption price of which is tied to the successful development of projects in Brazil.

(4) Some of our subsidiaries and operators are owned jointly with some of our partners.

(5) Guarantors of Finco Bonds

(6) Guarantors of BRP Equity Class A Preferred Shares

(7) Brookfield Asset Management Private Institutional Advisor (Canada) L.P. is an indirect, wholly owned subsidiary of Brookfield Asset Management

Brookfield Renewable Energy Partners L.P.

BREP is a Bermuda exempted limited partnership that was established on June 27, 2011 under the provisions of the Exempted Partnerships Act 1992 of Bermuda and the Limited Partnership Act 1883 of Bermuda. Our registered and head office is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda, and the telephone number is 441-295-1443. BREP’s sole material asset is a 52% limited partnership interest in BRELP. BREP anticipates that the only distributions that it will receive in respect of its limited partnership interests in BRELP will consist of amounts that are intended to assist it in making distributions to LP Unitholders in accordance with its distribution policy and to allow it to pay expenses as they become due. The declaration and payment of cash distributions by BREP is at the discretion of the Managing General Partner which is not required to make such distributions and BREP cannot assure you that it will make such distributions as intended. See Item 4.B “Business Overview — Our Distribution Policy”.

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

BRELP and the Holding Entities

BREP indirectly holds its interests in the Operating Entities through BRELP and through the Holding Entities. BRELP owns all of the common shares of the Holding Entities. Brookfield has provided an aggregate of $5 million of working capital to LATAM Holdco through a subscription for shares of LATAM Holdco. These shares are entitled to receive a cumulative preferential dividend equal to 6% of their redemption value as and when declared by the board of directors of LATAM Holdco and will be redeemable at the option of LATAM Holdco, subject to certain limitations, at any time after the tenth anniversary of their issuance. The shares are not entitled to vote, except as required by law.

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

BRP Equity

BRP Equity is an indirect wholly-owned subsidiary of BREP incorporated under the CBCA on February 10, 2010. Other than a receivable from an indirect wholly-owned subsidiary of BREP, BRP Equity has no significant assets or liabilities, no subsidiaries and no operations of its own. BRP Equity has C$250 million Series 1 Shares outstanding, guaranteed by the Guarantors. The Series 1 Shares are listed on the TSX under the symbol “BRF.PR.A”. BRP Equity has C$250 million Series 3 Shares outstanding, guaranteed by the Guarantors. The Series 3 Shares are listed on the TSX under the symbol “BRF.PR.C”. BRP Equity has C$175 million Series 5 Shares outstanding, guaranteed by the Guarantors. The Series 5 Shares are listed on the TSX under the symbol “BRF.PR.E”. BRP Equity has C$175 million Series 6 Shares, which are guaranteed by the Guarantors and are listed on the TSX under the symbol “BRF.PR.F”. See Item 10.B “Memorandum and Articles of Association — BRP Equity”.

Finco

Finco is an indirect, wholly-owned subsidiary of BREP incorporated under the ABCA on September 14, 2011. Other than approximately C$1.5 billion aggregate principal amount of publicly-issued Finco Bonds and notes receivable from an indirect wholly-owned subsidiary of BREP, Finco has no significant assets or liabilities, no subsidiaries and no operations of its own. The Finco Bonds are guaranteed by the Guarantors. See Item 10.B “Memorandum and Articles of Association”.

Inter-Corporate Relationships

The following table provides the name, the percentage of voting securities owned, or controlled or directed, directly or indirectly, by us, and the jurisdiction of incorporation, continuance, formation or organization of our significant subsidiaries.

	Jurisdiction of	Percentage of
	Incorporation	Voting Securities
Name of Subsidiary	or Organization	Owned or Controlled
Alta Wind VIII LLC	Delaware	100.0% (1)
Barra do Braúna Energética S.A.	Brazil	100.0%
BIF II Safe Harbor Holdings LLC	Delaware	100.0% (1)
Black Bear Hydro Partners, LLC	Delaware	100.0% (1)
Brookfield BRP Canada Corp.	Alberta	100.0%
Brookfield BRP Holdings (Canada) Inc.	Ontario	100.0%
Brookfield Energia Comercializadora Ltda	Brazil	100.0%
Brookfield Power US Holding America Co.	Delaware	100.0%
Brookfield Power Wind Prince LP	Ontario	100.0%
Brookfield Smoky Mountain Hydropower LLC	Delaware	100.0% (1)
Brookfield White Pine Hydro LLC	Delaware	100.0% (1)
Catalyst Old River Hydroelectric Limited Partnership	Louisiana	75.0% (2)
Comber Wind Limited Partnership	Ontario	100.0%
Coram California Development, L.P.	Delaware	100.0% (1)
Energética Campos de Cima da Serra Ltda	Brazil	100.0%
Erie Boulevard Hydropower, L.P.	Delaware	100.0%
Garracummer Wind Farm Limited	Republic of Ireland	100.0% (1)
Gosfield Windfarm Limited	Ontario	100.0%
Granite Reliable Power, LLC	Delaware	89.5% (1)
Great Lakes Hydro America, LLC	Delaware	100.0%
Great Lakes Power Limited	Ontario	100.0%
Hawks Nest Hydro LLC	Delaware	100.0%
Itiquira Energética S.A.	Brazil	100.0%
Knockacummer Wind Farm Limited	Republic of Ireland	100.0% (1)
Kwagis Power Limited Partnership	British Columbia	75.0%
Lièvre Power L.P.	Québec	100.0%
Mississagi Power Trust	Québec	100.0%
Powell River Energy Inc.	Québec	100.0%
Rumford Falls Hydro LLC	Delaware	100.0%
Safe Harbor Water Power Corporation	Pennsylvania	100.0% (1)
Serra Dos Cavalinhos II Energética S.A.	Brazil	100.0%
Windstar Energy, LLC	California	100.0%

(1)           Voting control held through voting agreements with Brookfield.

(2)           Non-voting economic interest held through preferred shares and secured notes.

4.D              PROPERTY, PLANT AND EQUIPMENT

BREP’s registered and head office is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda. BREP does not directly own any real property and its sole material asset is a 52% limited partnership interest in BRELP. See also the information contained in this Form 20-F under Item 3.D “Risk Factors—Risks Related to Our Operations and the Renewable Power Industry” and Item 5. “Operating and Financial Review and Prospects”.

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

Voting Agreements with Affiliates

Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control of the entities that own certain United States, Brazil and Europe renewable power generating operations. The voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.

The voting agreements do not represent business combinations in accordance with IFRS 3 Business Combinations (“IFRS 3”), as all combining businesses are ultimately controlled by Brookfield Asset Management both before and after the transactions were completed. Brookfield Renewable accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 2(o)(ii) –  Critical judgments in applying accounting policies - Common control transactions  in our audited consolidated financial statements for our policy on accounting for transactions under common control.

PRESENTATION TO PUBLIC STAKEHOLDERS

Brookfield Renewable’s consolidated equity interests include LP Units held by public unitholders, Redeemable/Exchangeable partnership units in BRELP, a holding subsidiary of Brookfield Renewable, and a general partnership interest in BRELP held by Brookfield (“GP interest”). The LP Units and the Redeemable/Exchangeable partnership units have the same economic attributes in all respects, except that the Redeemable/Exchangeable partnership units provide Brookfield the right to request that their units be redeemed for cash consideration. In the event that Brookfield exercises this right, Brookfield Renewable has the right, at its sole discretion, to satisfy the redemption request with LP Units, rather than cash, on a one-for-one basis. Brookfield, as holder of Redeemable/Exchangeable partnership units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units. As Brookfield Renewable, at its sole discretion, has the right to settle the obligation with LP Units, the Redeemable/Exchangeable partnership units are classified under equity, and not as a liability.

Given the exchange feature referenced above, we are presenting LP Units, Redeemable/Exchangeable partnership units, and the GP interest as separate components of consolidated equity. This presentation does not impact the total income (loss), per unit or share information, or total consolidated equity.

As at the date of this report, Brookfield owns an approximate 62% LP Unit interest, on a fully-exchanged basis, and all general partnership interests in Brookfield Renewable, representing a 0.01% interest, while the remaining  approximately 38% is held by the public.

Performance Measurement

We present our key financial metrics based on total results prior to distributions made to LP Unitholders, the Redeemable/Exchangeable Unitholders and holders of the GP interest. In addition, our operations are segmented by geography and asset type (i.e. hydroelectric and wind), as that is how Brookfield Renewable’s President and Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker, or “CODM”) review our results, manage operations and allocate resources. Accordingly, we report our results in accordance with these segments. Refer to Note 24 – Segmented information in our audited consolidated financial statements for further details.

One of our primary business objectives is to generate reliable and growing cash flows while minimizing risk for the benefit of all stakeholders. We monitor our performance in this regard through four key metrics — i) Net Income (loss), ii) Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), iii) Funds From Operations,  and iv) Adjusted Funds From Operations.

It is important to highlight that Adjusted EBITDA, Funds From Operations, and Adjusted Funds From Operations do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies. We provide additional information on how we determine Adjusted EBITDA, Funds From Operations, and Adjusted Funds From Operations, and we provide reconciliations to net income (loss) and cash flows from operating activities. See “Financial Review by Segments for the Year Ended December 31, 2014” and “Financial Review by Segments for the Year Ended December 31, 2013”.

GENERATION AND FINANCIAL REVIEW FOR THE YEAR ENDED DECEMBER 31, 2014

The following table reflects the actual and long-term average generation for the year ended December 31:

					Variance of Results
							Actual vs.
	Actual Generation(1)		LTA Generation(1)		Actual vs. LTA		Prior Year
GENERATION (GWh)	2014	2013	2014	2013	2014	2013
Hydroelectric generation
United States	10,293	10,082	10,785	9,681	(492)	401	211
Canada	5,570	5,494	5,132	5,062	438	432	76
Brazil	3,371	3,656	3,614	3,656	(243)	-	(285)
	19,234	19,232	19,531	18,399	(297)	833	2
Wind energy
United States	1,170	1,145	1,394	1,341	(224)	(196)	25
Canada	1,042	1,075	1,197	1,197	(155)	(122)	(33)
Europe(2)	891	-	826	-	65	-	891
	3,103	2,220	3,417	2,538	(314)	(318)	883
Other	211	770	348	899	(137)	(129)	(559)
Total(3)	22,548	22,222	23,296	21,836	(748)	386	326

(1)         For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(2)         We completed the acquisition of the wind portfolio in Ireland on June 30, 2014. Pursuant to the terms of the purchase and sale agreement, Brookfield Renewable acquired an economic interest in the wind portfolio from January 1, 2014. Accordingly, generation from January 1, 2014 to June 30, 2014 was recorded in the second quarter of 2014.

(3)         Includes 100% of generation from equity-accounted investments.

We compare actual generation levels against the long-term average to highlight the impact of one of the important factors that affect the variability of our business results. In the short-term, we recognize that hydrology and wind conditions will vary from one period to the next; over time however, we expect our facilities will continue to produce in line with their long-term averages, which have proven to be reliable indicators of performance.

Our risk of a generation shortfall in Brazil continues to be minimized by participation in the MRE administered by the government of Brazil. This program mitigates hydrology risk by assuring that all participants receive, at any particular point in time, a balanced amount of electricity, irrespective of the actual volume of energy generated. The program reallocates energy, transferring surplus energy from those who generated an excess to those who generate less than their assured energy, up to the total generation within the pool. Periodically, low precipitation across the entire country’s system could result in a temporary reduction of generation available for sale. The last three quarters of 2014 was such a period. During these periods, we expect that a higher proportion of thermal generation would be needed to balance supply and demand in the country potentially leading to higher overall spot market prices. In anticipation of lower hydrology, we maintained a lower level of contracted generation, allowing us to capture the strong power prices.

Generation levels during the year ended December 31, 2014 totaled 22,548 GWh, compared to the long-term average of 23,296 GWh, and an increase of 326 GWh as compared to the prior year.

The hydroelectric portfolio generated 19,234 GWh, below the long-term average of 19,531 GWh and consistent with the prior year. Generation from existing facilities was 18,192 GWh, compared to 19,232 GWh for the prior year. The decrease in generation was primarily attributable to inflows at our Tennessee and North Carolina facilities returning to more normal levels compared to the prior year, when generation was above the long-term average. The impact on financial results was partly offset by the non-controlling interests. Inflows were strong and generation levels were above long-term average across the majority of the Canadian portfolio, consistent with the prior year. As at December 31, 2014, reservoir levels in Canada and the United States were above average. In Brazil, our participation in the hydrological balancing pool mitigated the impact of drought-like conditions and resulted in generation being only 8% lower than assured levels. The recent growth in our portfolio resulted in incremental generation of 821 GWh, and a full year’s contribution from facilities acquired in 2013 resulted in incremental generation of 221 GWh.

The wind portfolio generated 3,103 GWh, below the long-term average of 3,417 GWh and an increase of 883 GWh compared to the prior year. The increase is attributable to the recent growth in our portfolio, which resulted in incremental generation of 891 GWh, and a full year’s contribution from facilities acquired in 2013 which resulted in incremental generation of 27 GWh.

Our 110 MW natural gas-fired plant in Ontario had been operating on an uncontracted basis since April 2014. Since then, the facility has had nominal generation as a result of low power prices relative to gas market prices. The operations at this facility have temporarily been suspended but remain available to be restarted should economic conditions allow.

The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations, and provides a reconciliation to net income for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2014	2013
Revenues	$1,704	$1,706
Other income	10	11
Share of cash earnings from equity-accounted investments	26	21
Direct operating costs	(524)	(530)
Adjusted EBITDA(1)	1,216	1,208
Fixed earnings adjustment(2)	11	-
Interest expense – borrowings	(415)	(410)
Management service costs	(51)	(41)
Current income taxes	(18)	(19)
Less: cash portion of non-controlling interests
Preferred equity	(38)	(37)
Participating non-controlling interests - in operating subsidiaries	(145)	(107)
Funds From Operations(1)	560	594
Less: adjusted sustaining capital expenditures(3)	(58)	(56)
Adjusted Funds From Operations(1)	502	538
Add: cash portion of non-controlling interests	183	144
Add: adjusted sustaining capital expenditures	58	56
Less: fixed earnings adjustment	(11)	-
Other items:
Depreciation	(548)	(535)
Unrealized financial instruments gain	10	37
Share of non-cash loss from equity-accounted investments	(23)	(12)
Deferred income tax recovery	29	18
Other	3	(31)
Net income	$203	$215

Basic and diluted earnings per LP Unit(4)	$0.42	$0.52

(1)       Non-IFRS measures.  See “Cautionary Statement Regarding Use of Non-IFRS Measures” and “Financial Review by Segments for the Year Ended December 31, 2014”.

(2)       The fixed earnings adjustment relates to Brookfield Renewable’s investment in the acquisition of the wind portfolio in Ireland. Pursuant to the terms of the purchase and sale agreement, Brookfield Renewable acquired an economic interest in the wind portfolio from January 1, 2014. The transaction closed on June 30, 2014, and accordingly under IFRS, the $11 million net Funds From Operations contribution was recorded as part of the purchase price.

(3)       Based on long-term sustaining capital expenditure plans.

(4)       Average LP Units outstanding during the period totaled 138.8 million (2013: 132.9 million).

Net income is one important measure of profitability, in particular because it has a standardized meaning under IFRS. The presentation of net income on an IFRS basis for our business will often lead to the recognition of a loss or a year-over-year decrease in income even though the underlying cash flow generated by the assets is supported by strong margins and stable, long-term contracts. The primary reason for this is that we recognize a significantly higher level of depreciation for our assets than we are required to reinvest in the business as sustaining capital expenditures.

As a result, we also measure our financial results based on Adjusted EBITDA, Funds From Operations, and Adjusted Funds From Operations to provide readers with an assessment of the operating cash flow generated by our assets and the residual cash flow retained to fund distributions and growth initiatives.

Revenues totaled $1,704 million which represented a year-over-year decrease of $2 million.  Strong merchant pricing and annual escalations in our PPAs partially offset lower year-over-year generation from existing U.S. hydroelectric facilities and a contractual decrease in contract price at our Louisiana facility, the net negative impact of which was $46 million.

While total generation from our Canada hydroelectric portfolio was consistent with prior year, stronger performance from facilities with higher relative contract prices contributed an incremental $9 million to our financial results.

In Brazil, revenues declined $14 million year-over-year as the impact of lower generation was partially offset by our ability to capture strong merchant power pricing by keeping a portion of our output uncontracted.

While contributions from our existing wind portfolio were consistent with prior year, revenue from our natural gas-fired plant in Ontario decreased $40 million reflecting limited operations throughout 2014.

The recent growth in our hydroelectric and wind portfolios and a full year’s contribution from facilities acquired or commissioned in 2013 resulted in incremental revenues of $151 million.

The average total revenue per MWh of $77 is consistent with the prior year.

Direct operating costs totaling $524 million represent a year-over-year decrease of $6 million attributable to the savings achieved from the cost efficiencies at our operations and the reduction in power purchased in the open market for our co-generation facilities. The recent growth in our portfolio and a full year’s costs from facilities acquired or commissioned in 2013 resulted in an incremental $46 million.

Pursuant to the terms of the purchase and sale agreement, our acquisition of the Irish wind portfolio provided us with the economic benefit as of January 1, 2014, despite the transaction closing on June 30, 2014. Accordingly, we have included $11 million in Funds From Operations for the first six months of the year.

Interest expense totaling $415 million represents a year-over-year increase of $5 million. Incremental interest costs related to financing the growth in our portfolio were $31 million, and $5 million was related to up-financing activities. Repayment of certain subsidiary borrowings and corporate credit facilities resulted in a $17 million decrease in borrowing costs.

Management service costs totaling $51 million represent a year-over-year  increase of $10 million primarily attributable to the increase in the market value of our LP Units and the issuance of 10.25 million LP Units in the second quarter of 2014.

The cash portion of non-controlling interests totaling $183 million represents a year-over-year increase of $39 million. An increase of $60 million related to the growth in our portfolio and the partial sale of hydroelectric facilities in New England to institutional investors in the third quarter of 2013, was partly offset by the overall decrease in performance from certain existing assets in our U.S. hydroelectric portfolio.

Funds From Operations totaling $560 million incorporates growth of $26 million and the net impact of the appreciation of the U.S. dollar of $24 million.

Net income was $203 million for the year ended December 31, 2014 (2013: Net income $215 million) resulting in a net income per LP Unit of $0.42 (2013: $0.52).

SEGMENTED DISCLOSURES

Segmented information is prepared on the same basis that Brookfield Renewable’s CODM manages the business, evaluates financial results, and makes key operating decisions.  See Note 24 - Segmented information in our audited consolidated financial statements.

HYDROELECTRIC

The following table reflects the results of our hydroelectric operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2014
	United States	Canada	Brazil	Total
Generation (GWh) – LTA(1)(2)	10,785	5,132	3,614	19,531
Generation (GWh) – actual(1)(2)	10,293	5,570	3,371	19,234
Revenues	$719	$394	$265	$1,378
Adjusted EBITDA(3)	520	328	198	1,046
Funds From Operations(3)	$283	$256	$149	$688

(MILLIONS, EXCEPT AS NOTED)	2013
	United States	Canada	Brazil	Total
Generation (GWh) – LTA(1)(2)	9,681	5,062	3,656	18,399
Generation (GWh) – actual(1)(2)	10,082	5,494	3,656	19,232
Revenues	$677	$399	$301	$1,377
Adjusted EBITDA(3)	494	330	221	1,045
Funds From Operations(3)	$274	$266	$169	$709

(1)            Includes 100% of generation from equity-accounted investments.

(2)           For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(3)            Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”, and “Financial Review By Segments For the Year Ended December 31, 2014”.

United States

Generation from the portfolio was 10,293 GWh for the year ended December 31, 2014, below the long-term average of 10,785 GWh and above prior year generation of 10,082 GWh. Generation from existing facilities decreased 704 GWh. Inflows returned to more normal levels at our facilities in Tennessee, North Carolina and the eastern United States as compared to the prior year, which had benefited from strong hydrological conditions and above long-term average generation. However, the impact on results from this variance was reduced by the non-controlling interest in the Tennessee and North Carolina facilities. Partly offsetting these decreases were the strong inflows at our New England facilities. During the year we benefited from the merchant profile on our recently acquired facilities in New England and Pennsylvania, and captured strong energy pricing. The recent growth in our portfolio and a full period’s contribution from facilities acquired in 2013 resulted in incremental generation of 915 GWh.

Revenues totaling $719 million represent a year-over-year increase of $42 million. Revenues were reduced by $54 million due to the decrease in generation from existing facilities, and a contractual decrease in the price at our Louisiana facility. Favorable market prices at the uncontracted facilities in our portfolio and the price escalators inherent in the PPAs for certain of our facilities contributed $8 million. The recent growth in our portfolio and a full period’s contribution from facilities acquired in 2013 resulted in incremental revenues of $88 million.

Funds From Operations totaling $283 million incorporates growth of $6 million. The increase in revenues from existing facilities and improved performance from our equity-accounted investments was partly offset by the cash portion of non-controlling interests.

Canada

Generation from the portfolio was 5,570 GWh for the year ended December 31, 2014, above the long-term average of 5,132 GWh and slightly above the prior year generation of 5,494 GWh. We experienced strong hydrological conditions, particularly at our facilities in Ontario. The facility in British Columbia commissioned during the second quarter provided incremental generation of 68 GWh.

Revenues totaling $394 million represent a year-over-year decrease of $5 million. Stronger performance from existing facilities with higher relative contract prices contributed an additional $9 million, and the recently commissioned facility in British Columbia and a full period’s contribution from facilities acquired in 2013 resulted in incremental revenues of $12 million.

Funds From Operations totaling $256 million represent a year-over-year decrease of $10 million. The decrease in revenues and higher borrowing costs associated with up-financing initiatives were partly offset by the cost efficiencies at our operations. The appreciation of the U.S. dollar impacted revenues by $26 million, but also affected costs and other expenses resulting in a net decrease in Funds From Operations of $17 million.

Brazil

Generation from the portfolio was 3,371 GWh for the year ended December 31, 2014 below prior year generation of 3,656 GWh and the long-term average of 3,614 GWh. The decrease is primarily attributable to the drought-like conditions experienced in the year; however, the impact was mitigated by our participation in the hydrological balancing pool. The optionality maintained in the portfolio allowed us to benefit from the strong power pricing environment and help offset the effects of the lower generation. During the year we secured 3 – 5 year contracts for 567 GWh at prices ranging from R$190 – R$270 per MWh, significantly above existing contracts expiring in the near term. A full period’s contribution from a facility commissioned in 2013 provided an incremental 59 GWh of generation.

Revenues totaling $265 million represent a year-over-year decrease of $36 million. Strong power pricing was offset by the effects of the lower volumes.

Funds From Operations totaling $149 million represent a year-over-year decrease of $20 million. The appreciation of the U.S. dollar impacted revenues by $25 million, but also affected costs and other expenses resulting in a net decrease in Funds From Operations of $14 million.

WIND

The following table reflects the results of our wind operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2014
	United States	Canada	Europe	Total
Generation (GWh) – LTA(1)(2)	1,394	1,197	826	3,417
Generation (GWh) – actual(1)(2)	1,170	1,042	891	3,103
Revenues	$129	$123	$45	$297
Adjusted EBITDA(3)	90	108	29	227
Funds From Operations(3)	$17	$70	$18	$105
(MILLIONS, EXCEPT AS NOTED)	2013
	United States	Canada	Europe		Total
Generation (GWh) – LTA(1)(2)	1,341	1,197		N/A	2,538
Generation (GWh) – actual(1)(2)	1,145	1,075		N/A	2,220
Revenues	$125	$133	$	N/A	$258
Adjusted EBITDA(3)	85	113		N/A	198
Funds From Operations(3)	$21	$69	$	N/A	$90

(1)            Includes 100% of generation from equity-accounted investments.

(2)           For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(3)            Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”, and “Financial Review By Segments For the Year Ended December 31, 2014”.

United States

Generation from the portfolio was 1,170 GWh for the year ended December 31, 2014, below the long-term average of 1,394 GWh due to lower wind conditions across the portfolio, and consistent with prior year generation of 1,145 GWh. A full period’s contribution from the facilities acquired in 2013 resulted in incremental generation of 27 GWh.

Revenues totaling $129 million represent a year-over-year increase of $4 million primarily attributable to the full period’s contribution from the facilities acquired in 2013.

Funds From Operations totaling $17 million represent a year-over-year decrease of $4 million, primarily attributable to the increase in non-controlling interests.

Canada

Generation from our Canadian wind portfolio was 1,042 GWh, below the long-term average of 1,197 GWh and prior year generation of 1,075 GWh, all attributable to lower wind conditions. Generation at one of our facilities was curtailed, reducing generation by 29 GWh, for which we received compensation at the PPA price.

Revenues totaling $123 million represent a year-over-year decrease of $10 million, primarily attributable to the appreciation of the U.S. dollar.

Funds From Operations totaling $70 million was consistent year-over-year. The decrease in revenues was offset by cost efficiencies at our operations.

Europe

Generation from our wind portfolio in Ireland was 891 GWh for the year ended December 31, 2014. We substantially completed construction on two Irish wind facilities totaling 125 MW. The facilities generated 125 GWh in 2014 and received payments under PPAs. These facilities, which are expected to generate 349 GWh annually, were fully commissioned in Q1 2015.

Revenues totaled $45 million for the year ended December 31, 2014 and included a $12 million contribution from the two development projects.

Funds From Operations totaling $18 million includes an $11 million fixed earnings adjustment amount for the period from January 1, 2014 to June 30, 2014.

GENERATION AND FINANCIAL REVIEW FOR THE YEAR ENDED DECEMBER 31, 2013

The following table reflects the actual and long-term generation for the year ended December 31:

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

Generation levels during the year ended December 31, 2013 totaled 22,222 GWh, an increase of 6,280 GWh as compared to the same period of the prior year. The increase is attributable to favorable hydrology and wind conditions when compared to the prior year, the contribution of assets acquired or commissioned during the year in both our hydroelectric and wind portfolios, and a full year of generation from wind facilities acquired or commissioned in 2012.

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

The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations, and provides a reconciliation to net income (loss) for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2013	2012
Revenues	$1,706	$1,309
Other income	11	16
Share of cash earnings from equity-accounted investments	21	13
Direct operating costs	(530)	(486)
Adjusted EBITDA(1)	1,208	852
Interest expense – borrowings	(410)	(411)
Management service costs	(41)	(36)
Current income taxes	(19)	(14)
Less: cash portion of non-controlling interests
Preferred equity	(37)	(16)
Participating non-controlling interests - in operating subsidiaries	(107)	(28)
Funds From Operations(1)	594	347
Less: adjusted sustaining capital expenditures(2)	(56)	(52)
Adjusted Funds From Operations(1)	538	295
Add: cash portion of non-controlling interests	144	44
Add: adjusted sustaining capital expenditures	56	52
Other items:
Depreciation(3)	(535)	(483)
Unrealized financial instrument gain (loss)	37	(23)
Share of non-cash loss from equity-accounted investments	(12)	(18)
Deferred income tax recovery	18	54
Other	(31)	(16)
Net income (loss)	$215	$(95)
Basic and diluted earnings (loss) per LP Unit(4)	$0.52	$(0.26)

(1)            Non-IFRS measures.  See “Cautionary Statement Regarding Use of Non-IFRS Measures” and “Financial Review by Segments for the Year Ended December 31, 2013”.

(2)            Based on long-term sustaining capital expenditure plans.

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

SEGMENTED DISCLOSURES

HYDROELECTRIC

The following table reflects the results of our hydroelectric operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2013
	United States	Canada	Brazil	Total
Generation (GWh) – LTA(1)(2)	9,681	5,062	3,656	18,399
Generation (GWh) – actual(1)(2)	10,082	5,494	3,656	19,232
Revenues	$677	$399	$301	$1,377
Adjusted EBITDA(3)	494	330	221	1,045
Funds From Operations(3)	$274	$266	$169	$709

(MILLIONS, EXCEPT AS NOTED)	2012
	United States	Canada	Brazil	Total
Generation (GWh) – LTA(1)(2)	7,205	4,972	3,470	15,647
Generation (GWh) – actual(1)(2)	5,913	3,953	3,470	13,336
Revenues	$438	$272	$340	$1,050
Adjusted EBITDA(3)	294	213	236	743
Funds From Operations(3)	$148	$148	$151	$447

(1)            Includes 100% generation from equity-accounted investments.

(2)           For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(3)            Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures” and “Financial Review by Segments for the Year ended December 31, 2013”.

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

WIND

The following table reflects the results of our wind operations for the year ended December 31:

(MILLIONS, EXCEPT FOR AS NOTED)	2013
	United States	Canada	Total
Generation (GWh) – LTA(1)(2)	1,341	1,197	2,538
Generation (GWh) – actual(1)(2)	1,145	1,075	2,220
Revenues	$125	$133	$258
Adjusted EBITDA(3)	85	113	198
Funds From Operations(3)	$21	$69	$90
	2012
(MILLIONS, EXCEPT FOR AS NOTED)	United States	Canada	Total
Generation (GWh) – LTA(1)(2)	837	1,197	2,034
Generation (GWh) – actual(1)(2)	619	1,090	1,709
Revenues	$58	$131	$189
Adjusted EBITDA(3)	31	113	144
Funds From Operations(3)	$2	$69	$71

(1)           Includes 100% generation from equity-accounted investments.

(2)           For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(3)         Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures” and “Financial Review by Segments for the Year ended December 31, 2013”.

United States

Generation from the portfolio was 1,145 GWh for the year ended December 31, 2013, and lower than the long-term average of 1,341 GWh and higher than the prior year generation of 619 GWh. The increase in generation from prior year is attributable to 321 GWh from facilities acquired in California during the year, a full year of generation from four facilities acquired or commissioned in 2012, and stronger wind conditions at existing facilities.

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

Canada

Generation from the portfolio was 1,075 GWh for the year ended December 31, 2013, substantially unchanged from the prior year, and below the long-term average of 1,197 GWh due to wind conditions.

Revenues and Funds From Operations totaled $133 million and $69 million, respectively, for the year ended December 31, 2013.

Analysis Of Consolidated Financial Statements and Other Information

Property, Plant and Equipment

In accordance with IFRS, Brookfield Renewable has elected to revalue its property, plant and equipment at a minimum on an annual basis, as at December 31st of each year. Substantially all of Brookfield Renewable’s property, plant and equipment, are carried at fair value as opposed to historical cost, using a 20-year discounted cash flow model. This model incorporates future cash flows from long-term PPAs that are in place where it is determined that the PPAs are linked specifically to the related power generating assets. The model also includes estimates of future electricity prices, anticipated long-term average generation, estimated operating and capital expenditures, and assumptions about future inflation rates and discount rates by geographical location. For power generating assets acquired through business combinations during the year, Brookfield Renewable initially measures the assets at fair value consistent with the policy described in Note 2(l) – Business combinations in our audited consolidated financial statements. Accordingly, in the year of acquisition, power generating assets are not revalued at year-end unless there is an indication that assets are impaired.

Property, plant and equipment, at fair value totaled $18.6 billion as at December 31, 2014 as compared to $15.7 billion as at December 31, 2013. During the year ended December 31, 2014, the acquisition of 502 MW of hydroelectric facilities and a 326 MW wind portfolio totaling $2.4 billion were not revalued at year-end. The development and construction of power generating assets totaled $214 million. The revaluation of property, plant and equipment resulted in an increase in fair value of $1.7 billion. Property, plant and equipment were impacted by foreign currency changes related to the appreciation of the U.S. dollar in the amount of $910 million. We also recognized depreciation expense of $548 million which is significantly higher than what we are required to reinvest in the business as sustaining capital expenditures.

Fair value of property, plant and equipment can vary with discount and terminal capitalization rates. Excluding power generating assets acquired during the year ended December 31, 2014, the following table summarizes the impact of a change in discount rates and terminal capitalization rates on the fair value of property, plant and equipment as at December 31:

(BILLIONS)	2014	2013
50 bps increase in discount rates	$(1.3)	$(1.1)
50 bps decrease in discount rates	1.5	1.3

50 bps increase in terminal capitalization rate(1)	(0.3)	(0.3)
50 bps decrease in terminal capitalization rate(1)	0.4	0.3

(1)        The terminal capitalization rate applies only to hydroelectric assets in the United States and Canada.

Terminal values are included in the valuation of hydroelectric assets in the United States and Canada.  For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset without consideration of potential renewal value. The weighted-average remaining duration at December 31, 2014, was 15 years (2013: 16 years). Consequently, there is no terminal value attributed to the hydroelectric assets in Brazil. If an additional 20 years of cash flows were included, the fair value of property, plant and equipment would increase by approximately $1 billion. See Note 11 - Property, plant and equipment, at fair value in our audited consolidated financial statements.

A 5% change in the estimates of future electricity prices would increase or decrease the fair value of property, plant and equipment by approximately $500 million.

Brookfield Renewable’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth by the year 2020. A one year change would increase or decrease the fair value of property, plant and equipment by approximately $225 million.

liquidity and capital Resources

A key element of our financing strategy is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment grade basis. As at December 31, 2014, long-term indebtedness increased from December 31, 2013 as a result of the portfolio growth. The debt to capitalization ratio decreased marginally from December 31, 2013 and was 40% as at December 31, 2014.

Capitalization

The following table summarizes the capitalization using book values as at December 31:

(MILLIONS, EXCEPT AS NOTED)	2014	2013
Credit facilities(1)	$401	$311
Corporate borrowings(1)	1,286	1,406
Subsidiary borrowings(2)	5,991	4,906
Long-term indebtedness	7,678	6,623
Deferred income tax liabilities, net of deferred income tax assets	2,495	2,148
Equity	8,881	7,536
Total capitalization	$19,054	$16,307
Debt to total capitalization	40%	41%

(1)            Issued by a subsidiary of Brookfield Renewable and guaranteed by Brookfield Renewable. The amounts are unsecured.

(2)            Issued by subsidiaries of Brookfield Renewable and secured against their respective assets. The amounts are not guaranteed.

During the year ended December 31, 2014 we completed the following financings:

•          In January 2014, the $279 million bridge loan associated with a 360 MW hydroelectric portfolio located in New England was refinanced to July 2017 at LIBOR plus 2.25%.

•          In February 2014, as part of the acquisition of the 70 MW hydroelectric portfolio in New England, $140 million of financing was obtained through a bond issuance with a 5.5% interest rate maturing in February 2024.

•         In March 2014, we up-financed indebtedness associated with a 349 MW Ontario hydroelectric portfolio through the issuance of C$90 million of senior and C$60 million of subordinate bonds with interest rates of  3.8% and 5.0%, respectively, maturing in June 2023.

•         In June 2014, we refinanced a $125 million debt facility associated with a 167 MW hydroelectric portfolio in New England through the issuance of 8-year notes maturing in January 2022 at a fixed rate of 4.59%.

•          In June 2014, as part of the acquisition of the 326 MW Irish wind portfolio, we assumed a €169 million ($232 million) loan with a fixed interest rate of 4.6%, including the related interest rate swaps, maturing in December 2026.

•          In August 2014, we extended the maturity for $1,280 million in corporate credit facilities to June 2019 and reduced the applicable margin from 1.25% to 1.20%. The credit facilities now also provide us with an option to borrow in Euro (€) and British Pound Sterling (£).

•          In August 2014, we secured a €160 million ($210 million) term loan for 153 MW of our wind facilities in Ireland with an initial fixed rate of 2.9%, including the related interest rate swaps, maturing in December 2026.

•          In October 2014, we secured a $560 million term loan associated with a 417 MW hydroelectric facility in Pennsylvania. A portion of the proceeds was used to prepay the high-yielding $65 million bond initially assumed in connection with the acquisition of the facility. The debt bears interest at LIBOR plus 1.75%, with the margin increasing 25 basis points annually, and matures in June 2018.

•          In November 2014, we secured an 18-month extension on a $250 million term loan associated with a hydroelectric portfolio in Tennessee and North Carolina with a fixed interest rate of 3.20%, including the related interest rate swaps, and maturing in May 2016.

•         In December 2014, we secured a €188 million ($227 million) construction and term loan for 137 MW of our development projects in Ireland. An amount of €168 million ($203 million) was initially drawn on the loan at a rate of 2.82%, including the related interest rate swaps, maturing in December 2027.

On June 10, 2014, we completed a bought deal LP Unit offering of 10.25 million LP Units at a price of C$31.70 per LP Unit for gross proceeds of C$325 million ($297 million). The net proceeds were used to repay outstanding indebtedness and for general corporate purposes.

Available liquidity

We operate with sufficient liquidity to enable us to fund growth initiatives, capital expenditures, distributions, withstand sudden adverse changes in economic circumstances or short-term fluctuations in generation, and to finance the business on an investment grade basis. Principal sources of liquidity are cash flows from operations and access to public and private capital markets.

The following table summarizes the available liquidity as at December 31:

(MILLIONS)	2014	2013
Cash and cash equivalents	$150	$203
Credit facilities
Authorized credit facilities	1,480	1,480
Draws on credit facilities(1)	(401)	(311)
Issued letters of credit	(227)	(212)
Available portion of credit facilities	852	957
Available liquidity	$1,002	$1,160

(1)            Amounts are unsecured and revolving. Interest rate is at the LIBOR plus 1.20% (December 31, 2013: 1.25%).

Long-term debt and credit facilities

The following table summarizes our principal repayment obligations and maturities as at December 31, 2014:

(MILLIONS)	2015	2016	2017	2018	2019	Thereafter	Total
Principal repayments
Subsidiary borrowings(1)
United States	$147	$347	$784	$777	$67	$1,346	$3,468
Canada	53	135	49	54	52	1,455	1,798
Brazil	23	22	21	20	19	84	189
Europe	33	36	40	41	44	400	594
	256	540	894	892	182	3,285	6,049
Corporate borrowings and
credit facilities(1)	-	258	-	172	401	861	1,692
Equity-accounted investments	30	-	125	-	-	-	155
	286	798	1,019	1,064	583	4,146	7,896
Interest payable(2)
Subsidiary borrowings
United States	182	177	173	125	97	626	1,380
Canada	101	99	92	89	85	556	1,022
Brazil	13	11	10	8	7	22	71
Europe	21	19	19	19	17	75	170
	317	306	294	241	206	1,279	2,643
Corporate borrowings and
credit facilities	75	75	59	59	47	189	504
Equity-accounted investments	5	5	2	-	-	-	12
	397	386	355	300	253	1,468	3,159
	$683	$1,184	$1,374	$1,364	$836	$5,614	$11,055

(1)            Subsidiary borrowings and corporate borrowings and credit facilities include $8 million and $71 million of unamortized premiums and deferred financing fees, respectively.

(2)            Represents aggregate interest payable expected to be paid over the entire term of the obligations, if held to maturity. Variable rate interest payments have been calculated based on estimated interest rates.

We remain focused on refinancing near term facilities on acceptable terms and maintaining a manageable maturity ladder. We do not anticipate material issues in addressing our borrowings through 2019 on acceptable terms and will do so opportunistically based on the prevailing interest rate environment.

The overall maturity profile and average interest rates associated with our borrowings and credit facilities as at December 31 are as follows:

	Average term (years)		Average interest rate (%)
	2014	2013	2014	2013
Corporate borrowings	6.7	7.7	5.3	5.3
Subsidiary borrowings	10.4	11.8	5.3	6.0
Credit facilities	4.5	3.8	1.4	1.4

Our Series 3 corporate medium-term notes advanced one year toward their maturity in 2016. During the year ended December 31, 2014, we continued to capitalize on the low interest rate environment and reduced our borrowing costs on subsidiary borrowings from 6.0% to 5.3%. The average term and interest rate of our subsidiary borrowings decreased during the year primarily due to securing the $560 million term loan on the 417 MW facility in Pennsylvania. Also during the year, we extended the maturity date for $1,280 million of our credit facilities to June 30, 2019.

CONTRACT PROFILE

We have a largely predictable profile driven by both long-term PPAs with a weighted-average remaining duration of 18 years combined with a well-diversified portfolio that reduces variability in our generation volumes. We operate the business on a largely contracted basis to ensure a high degree of predictability in Funds From Operations. We do however maintain a long-term view that electricity prices and the demand for electricity from renewable sources will rise due to a growing level of acceptance around climate change and the legislated requirements in some areas to diversify away from fossil fuel based generation.

The following table sets out contracts over the next five years for generation output assuming long-term average:

FOR THE YEAR ENDED DECEMBER 31	2015	2016	2017	2018	2019
Generation (GWh)
Contracted(1)
Hydroelectric
United States(2)	8,847	9,053	7,018	7,018	7,018
Canada	5,185	5,185	5,185	5,185	5,175
Brazil	2,888	2,689	1,961	1,736	1,736
	16,920	16,927	14,164	13,939	13,929
Wind energy
United States	1,292	1,292	1,292	1,292	1,292
Canada	1,197	1,197	1,197	1,197	1,197
Europe	1,130	1,146	1,146	1,146	1,146
	3,619	3,635	3,635	3,635	3,635
	20,539	20,562	17,799	17,574	17,564
Uncontracted	3,548	3,515	6,269	6,494	6,504
Total long-term average	24,087	24,077	24,068	24,068	24,068
Long-term average on a proportionate basis(3)	18,668	18,650	18,642	18,641	18,641

Contracted generation - as at December 31, 2014
% of total generation	85%	85%	74%	73%	73%
% of total generation on a proportionate basis(3)	91%	90%	83%	82%	82%

Price per MWh - total generation	$81	$80	$83	$84	$85
Price per MWh - total generation on a
proportionate basis	79	79	80	81	82

(1)            Assets under construction are included when long-term average and pricing details are available and the commercial operation date is established in a definitive construction contract.

(2)            Includes generation of 1,812 GWh for 2015 and 2,035 GWh for 2016 secured under financial contracts.

(3)            Long-term average on a proportionate basis includes wholly-owned assets, and our share of partially-owned assets and equity-accounted investments.

The majority of the long-term PPAs are with investment-rated or creditworthy counterparties. The composition of our contracted generation under PPAs for 2015 is comprised of: Brookfield (45%), public power authorities (23%), industrial users (29%) and distribution companies (3%).

SUMMARY CONSOLIDATED BALANCE SHEETS

The following table provides a summary of the key line items on the consolidated balance sheets as at December 31:

(MILLIONS)	2014	2013
Property, plant and equipment, at fair value	$18,566	$15,741
Equity-accounted investments	273	290
Total assets	19,849	16,999
Long-term debt and credit facilities	7,678	6,623
Deferred income tax liabilities	2,637	2,265
Total liabilities	10,968	9,463
Preferred equity	728	796
Participating non-controlling interests - in operating subsidiaries	2,062	1,303
General partnership interest in a holding subsidiary held by Brookfield	59	54
Participating non-controlling interests - in a holding subsidiary -
Redeemable/Exchangeable units held by Brookfield	2,865	2,657
Limited partners' equity	3,167	2,726
Total liabilities and equity	19,849	16,999

Contractual obligations

Development and construction

The remaining development project costs on the 25 MW hydroelectric project in Brazil and three wind facilities in Ireland totaling 137 MW of capacity, are expected to be $164 million. As at December 31, 2014, restricted cash in the amount of $56 million was held and reserved for the purpose of funding the remaining costs. The projects in Ireland are expected to be fully operational by the end of 2015 and the hydroelectric facility in Brazil during 2017.

Commitments and contingencies

In November 2014, we entered into an agreement to acquire a 488 MW portfolio in Brazil comprising hydroelectric, wind, and biomass generating capacity. The portfolio is expected to generate approximately 2,100 GWh annually. The transaction represents a total enterprise value of $R2.4 billion ($935 million). The transaction is expected to close in the first half of 2015, subject to regulatory approvals and closing conditions. Also in November 2014, we signed an agreement to acquire two advanced hydroelectric development projects in Brazil totaling 47 MW which, once fully commissioned, are expected to generate 280 GWh annually. We completed this acquisition in February 2015; refer to “Subsequent Events”. These acquisitions are being pursued with our institutional partners, and Brookfield Renewable will retain an approximate 40% interest.

At the balance sheet date, we had commitments for future minimum lease payments under non-cancellable leases which fall due as follows:

(MILLIONS)	2015	2016	2017	2018	2019	Thereafter	Total
Operating leases	$21	$22	$19	$18	$17	$151	$248
Capital leases	-	-	-	-	1	43	44
Total	$21	$22	$19	$18	$18	$194	$292

Brookfield Renewable, on behalf of its subsidiaries, and subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. See “Liquidity and Capital Resources” for further details.

Brookfield Renewable along with institutional investors have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund and the Brookfield Infrastructure Fund II. As at December 31, 2014, letters of credit issued by Brookfield Renewable along with institutional investors were $125 million (2013: $93 million).

Guarantees

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

Related Party Transactions

Brookfield Renewable’s related party transactions are in the normal course of business, and are recorded at the exchange amount. Brookfield Renewable’s related party transactions are primarily with Brookfield.

Brookfield Renewable sells electricity to Brookfield through long-term PPAs to provide contracted cash flow and reduce Brookfield Renewable’s exposure to electricity prices in deregulated power markets. Brookfield Renewable also benefits from a wind levelization agreement with Brookfield which reduces the exposure to the fluctuation of wind generation at certain facilities and thus improves the stability of its cash flow.

In addition to these agreements, Brookfield Renewable and Brookfield have executed other agreements that are described in Note 9 - Related Party Transactions in our audited consolidated financial statements.

Brookfield Renewable has also entered into a number of voting agreements with Brookfield whereby Brookfield, as managing member of entities related to Brookfield Americas Infrastructure Fund and Brookfield Infrastructure Fund II, in which Brookfield Renewable holds investments in power generating operations with institutional partners, agreed to provide to Brookfield Renewable the authority to direct the election of the Boards of Directors of such entities.

The following table reflects the related party agreements and transactions on the consolidated statements of income (loss), for the year ended December 31:

(MILLIONS)	2014	2013	2012
Revenues
Power purchase and revenue agreements	$433	$456	$376
Wind levelization agreement	6	6	2
	$439	$462	$378
Direct operating costs
Energy purchases	$(9)	$(36)	$(40)
Energy marketing fee	(21)	(20)	(18)
Insurance services	(29)	(26)	(18)
	$(59)	$(82)	$(76)
Management service costs	$(51)	$(41)	$(36)

Revenues from power purchase and revenue agreements for the year ended December 31, 2014 were lower as compared to the prior year. This decrease is primarily due to the reduction in the level of price support and reflects the strong pricing environment which we benefited from in the first quarter of 2014. Energy purchases for the year ended December 31, 2014 were lower as compared to the prior year as a result of the reduction in power purchased for our co-generation facilities.

The following table reflects the impact of the related party agreements and transactions on the consolidated balance sheets as at December 31:

(MILLIONS)	Related party	2014	2013
Current assets
Due from related parties
Amounts due from	Brookfield	$54	$36
	Equity accounted investments and other	9	12
		$63	$48
Current liabilities
Due to related parties
Amount due to	Brookfield	$56	$48
Accrued distributions payable on LP
Units and Redeemable/Exchangeable
partnership units	Brookfield	21	62
Amount due to	Equity accounted investments and other	2	-
		$79	$110

CONSOLIDATED STATEMENTS OF CASH FLOWS

The following table summarizes the key items on the consolidated statements of cash flows, for the year ended December 31:

(MILLIONS)	2014	2013	2012
Cash flow provided by (used in):
Operating activities	$700	$735	$413
Financing activities	1,299	(263)	335
Investing activities	(2,037)	(397)	(828)
Foreign exchange loss on cash	(15)	(9)	(8)
(Decrease) increase in cash and cash equivalents	$(53)	$66	$(88)

Cash and cash equivalents as at December 31, 2014 totaled $150 million, representing a decrease of $53 million since December 31, 2013.

Operating Activities

Cash flows provided by operating activities totaling $700 million for the year ended December 31, 2014 represent a year-over-year decrease of $35 million primarily attributable to the decrease in Funds From Operations. Cash flows provided by operating activities totaled $735 million for year ended December 31, 2013, resulting in a year-over-year increase of $322 million. The increases were primarily attributable to Funds From Operations.

Net change in working capital

The net change in working capital balances shown in the consolidated statements of cash flows for the year ended December 31 is comprised of the following:

(MILLIONS)	2014	2013
Trade receivables and other current assets	$20	$47
Accounts payable and accrued liabilities	(54)	(42)
Other assets and liabilities	14	(4)
	$(20)	$1

Financing Activities

Cash flows provided by financing activities totaled $1,299 million for the year ended December 31, 2014. Long-term debt – borrowings were $2,118 million and increased due to the growth in our portfolio, up-financing indebtedness associated with a 349 MW Ontario hydroelectric portfolio, a $560 million financing associated with a 417 MW hydroelectric facility in Pennsylvania, and financings totaling  €328 million ($413 million) associated with the wind facilities and development projects in Ireland. Long-term debt – repayments related to subsidiary borrowings and credit facilities were $1,046 million. The issuance of 10,250,000 LP Units at a price of C$31.70 per LP Unit resulted in net proceeds of $285 million. The capital provided by participating non-controlling interests – in operating subsidiaries relates to the growth in our portfolio, and amounted to $610 million.

For the year ended December 31, 2014, distributions paid to LP Unitholders were $480 million (2013: $378 million). With the change in timing of our quarterly distributions taking effect in the first quarter of 2014 resulting in a distribution on January 31, 2014 and on March 31, 2014, the amounts paid in the first quarter of 2014 included distributions declared in both the fourth quarter of 2013 and the first quarter of 2014. Distributions paid in the first quarter of 2013 included only those declared in the preceding quarter. Further, we increased our distributions to $1.55 per LP Unit, an increase of 10 cents per LP Unit which took effect in the first quarter of 2014. The distributions paid to preferred shareholders and participating non-controlling interests - in operating subsidiaries were $188 million (2013: $157 million). See “Dividends and Distributions” for further details.

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

For the year ended December 31, 2013 distributions paid to LP Unitholders were $378 million (2012: $362 million). The distributions paid to preferred shareholders and participating non-controlling interests - in operating subsidiaries were $157 million (2012: $38 million). See “Dividends and Distributions” for further details.

Investing Activities

Cash flows used in investing activities for the year ended December 31, 2014 totaled $2,037 million. Our investments were with respect to the acquisition of a hydroelectric facility in Pennsylvania, a wind portfolio in Ireland, a hydroelectric portfolio in Maine, and the remaining 50% interest previously held by our partner in hydroelectric facility in California. When combined, these investments totaled $1,838 million. In addition, our continued investment in the construction of power generating assets was $78 million and sustainable capital expenditures totaled $108 million.

Cash flows used in investing activities for the year ended December 31, 2013 totaled $397 million. Our investments were with respect to the acquisition of hydroelectric facilities in Maine, the remaining 50% interest previously held by our partner in a facility located in British Columbia, and a wind portfolio in California that when combined totaled $241 million. In addition, our investment in the construction of power generating assets was $147 million and sustainable capital expenditures totaled $79 million.

NON-CONTROLLING INTERESTS

Preferred equity

In January 2013 and May 2013, we completed issuances which included 7,000,000 each of Series 5 Shares and Series 6 Shares with fixed, annual, cumulative dividends yielding 5% at a price of C$25.00 per Class A Preference Share for gross proceeds of C$350 million ($348 million). Total transaction costs associated with the issuances were C$11 million ($11 million). The net proceeds were used to repay outstanding indebtedness and for general corporate purposes. As at December 31, 2014, no Preference Shares have been redeemed.

General partnership interest in a holding subsidiary held by Brookfield

Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly LP Unit distributions exceed specified target levels. To the extent that LP Unit distributions exceed $0.375 per LP Unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly distributions exceed $0.4225 per LP Unit, the incentive distribution is equal to 25% of distributions above this threshold. Accordingly, incentive distributions of $2 million were made during the year ended December 31, 2014.

Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield

BRELP has issued Redeemable/Exchangeable partnership units to Brookfield, which may at the request of the holder, require BRELP to redeem these units for cash consideration. The right is subject to Brookfield Renewable’s right of first refusal which entitles it, at its sole discretion, to elect to acquire all of the units presented to BRELP that are tendered for redemption in exchange for LP Units. If Brookfield Renewable elects not to exchange the Redeemable/Exchangeable partnership units for LP Units, the Redeemable/Exchangeable partnership units are required to be redeemed for cash. As Brookfield Renewable, at its sole discretion, has the right to settle the obligation with LP Units, the Redeemable/Exchangeable partnership units are classified as equity, and not as a liability.

LIMITED PARTNERS’ EQUITY

On June 10, 2014, Brookfield Renewable completed a bought deal LP Unit offering which included 10,250,000 LP Units at a price of C$31.70 per LP Unit for gross proceeds of C$325 million ($297 million). Brookfield Renewable incurred C$13 million ($12 million) in transaction costs associated with the offering.

Brookfield Asset Management owns, directly and indirectly, 169,685,609 LP Units and Redeemable/Exchangeable partnership units, representing approximately 62% of Brookfield Renewable on a fully-exchanged basis.

SHARES AND UNITS OUTSTANDING

The shares and units outstanding as at December 31 are presented in the following table:

	2014	2013
Class A Preference Shares
Series 1	10,000,000	10,000,000
Series 3	10,000,000	10,000,000
Series 5	7,000,000	7,000,000
Series 6	7,000,000	7,000,000
	34,000,000	34,000,000

GP interest	2,651,506	2,651,506

Redeemable/Exchangeable partnership units	129,658,623	129,658,623

LP Units
Balance, beginning of year	132,984,913	132,901,916
Issuance of LP Units	10,250,000	-
Distribution reinvestment plan	121,941	82,997
Balance, end of year	143,356,854	132,984,913

Total LP Units on a fully-exchanged basis(1)	273,015,477	262,643,536

LP Units held by
Brookfield	40,026,986	40,026,986
External LP Unitholders	103,329,868	92,957,927
	143,356,854	132,984,913

(1)            The fully-exchanged amounts assume the exchange of Redeemable/ Exchangeable partnership units for LP Units at the beginning of the year.

DIVIDENDS AND DISTRIBUTIONS

The composition of the dividends and distributions for the year ended December 31 are presented in the following table:

	Declared			Paid
(MILLIONS, EXCEPT AS NOTED)	2014	2013	2012	2014	2013	2012
Class A Preference Shares
Series 1	$12	$13	$13	$12	$13	$13
Series 3	10	11	3	11	12	-
Series 5	8	8	-	8	6	-
Series 6	8	5	-	8	4	-
	$38	$37	$16	$39	$35	$13

Participating non-controlling interests - in
operating subsidiaries	$149	$122	$24	$149	$122	$24

General partnership interest in a holding
subsidiary held by Brookfield	$4	$4	$4	$4	$4	$4
Incentive distribution	2	-	-	2	-	-
	$6	$4	$4	$6	$4	$4

Participating non-controlling interests - in
a holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	$201	$188	$179	$231	$185	$177

Limited partners' equity
Brookfield	62	58	66	71	56	73
External LP Unitholders	154	135	117	172	133	108
	$216	$193	$183	$243	$189	$181

In January 2012, LP Unitholder distributions were increased to $1.38 per LP Unit on an annualized basis, an increase of three cents per LP Unit, which took effect with the distribution payable in April 2012.

In January 2013, LP Unitholder distributions were increased to $1.45 per LP Unit on an annualized basis, an increase of seven cents per LP Unit, which took effect with the distribution payable in April 2013.

In February 2014, LP Unitholder distributions were increased to $1.55 per unit on an annualized basis, an increase of ten cents per LP Unit, which took effect with the distribution payable in March 2014.

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

In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. These estimates are impacted by, among other things, future power prices, movements in interest rates, foreign exchange and other factors, some of which are highly uncertain, as described in the “Risk Factors” section. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on Brookfield Renewable’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to substantially all asset and liability account balances. Actual results could differ from those estimates.

Critical estimates

            Brookfield Renewable makes estimates and assumptions that affect the carrying value of assets and liabilities, disclosure of contingent assets and liabilities and the reported amount of income and other comprehensive income (“OCI”) for the year. Actual results could differ from these estimates. The estimates and assumptions that are critical to the determination of the amounts reported in the consolidated financial statements relate to the following:

(i)         Property, plant and equipment

            The fair value of Brookfield Renewable’s property, plant and equipment is calculated using estimates and assumptions about future electricity prices from renewable sources, anticipated long-term average generation, estimated operating and capital expenditures, future inflation rates and discount rates, as described in Note 11 - Property, plant and equipment, at fair value in our audited consolidated financial statements. Judgment is involved in determining the appropriate estimates and assumptions in the valuation of Brookfield Renewable’s property, plant and equipment. See Note 2(o)(iii) - Critical judgments in applying accounting policies – Property, plant and equipment in our audited consolidated financial statements for further details.

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

(ii)        Common control transactions

Common control business combinations specifically fall outside of scope of IFRS 3 and as such management has used its judgment to determine an appropriate policy to account for these transactions. Consideration was given to other relevant accounting guidance within the framework of principles in IFRS and that reflects the economic reality of the transactions, in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”). As a result, the consolidated financial statements account for assets and liabilities acquired at the previous carrying value on the predecessor’s financial statements. Differences between the consideration given and the assets and liabilities received are recorded directly to equity.

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

The valuation model incorporates future cash flows from long-term PPAs that are in place where it is determined that the PPAs are linked specifically to the related power generating assets. With respect to estimated future generation that does not incorporate long-term PPA pricing, the cash flow model uses estimates of future electricity prices using broker quotes from independent sources for the years in which there is a liquid market. The valuation of power generating assets not linked to long-term PPAs also requires the development of a long-term estimate of future electricity prices. In this regard the valuation model uses a discount to the all-in cost of construction with a reasonable return, to secure energy from new renewable on-shore wind development resources as the benchmark that will establish the market price for electricity for renewable resources.

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

Future changes in accounting policies

(i)         Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments (“IFRS 9”) which reflects all phases of the financial instruments project and replaces IAS 39, Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early application permitted. Retrospective application is required, but comparative information is not compulsory. Early application of previous versions of IFRS 9 (2009, 2010 and 2013) is permitted if the date of initial application is before 1 February 2015. Management is currently evaluating the impact of IFRS 9 on the consolidated financial statements.

(ii)         Amendments to IFRS 10 and IAS 28

The amendments to IFRS 10, Consolidated Financial Statements (“IFRS 10”) and IAS 28, Investments in Associates and Joint Ventures (2011) (“IAS 28”) address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28, in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if the assets are housed in a subsidiary. The amendments are effective for transactions occurring in annual periods beginning on or after 1 January 2016 with earlier application permitted. Management is currently evaluating the impact of the amendments to IFRS 10 and IAS 28 on the consolidated financial statements.

(iii)     Revenue recognition

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) was issued by IASB on May 28, 2014.  IFRS 15 outlines a single comprehensive model to account for revenue arising from contracts with customers and will replace the majority of existing IFRS requirements on revenue recognition including IAS 18, Revenue,  IAS 11, Construction Contracts and related interpretations. The core principle of the standard is to recognize revenue to depict the transfer of goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The standard has prescribed a five-step model to apply the principles. The standard also specifies how to account for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract. IFRS 15 is effective for annual periods beginning on or after January 1, 2017. Management is currently evaluating the impact of IFRS 15 on the consolidated financial statements.

ADOPTION OF ACCOUNTING STANDARDS

IFRIC 21, Levies  was adopted and applied by Brookfield Renewable on January 1, 2014 and had no material impact on the consolidated financial statements.

 OPERATIONAL REVIEW FOR THE THREE MONTHS ENDED DECEMBER 31, 2014

The following table reflects the actual and long-term average generation for the three months ended December 31:

					Variance of Results
							Actual vs.
	Actual Generation(1)		LTA Generation(1)		Actual vs. LTA		Prior Year
GENERATION (GWh)	2014	2013	2014	2013	2014	2013
Hydroelectric generation
United States	2,434	2,226	2,796	2,450	(362)	(224)	208
Canada	1,714	1,401	1,218	1,171	496	230	313
Brazil	795	923	900	923	(105)	-	(128)
	4,943	4,550	4,914	4,544	29	6	393
Wind energy
United States	230	175	274	274	(44)	(99)	55
Canada	311	328	343	343	(32)	(15)	(17)
Europe	299	-	235	-	64	-	299
	840	503	852	617	(12)	(114)	337
Other	56	215	4	219	52	(4)	(159)
Total(2)	5,839	5,268	5,770	5,380	69	(112)	571

(1)         For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(2)         Includes 100% of generation from equity-accounted investments.

Generation levels during the three months ended December 31, 2014 totaled 5,839 GWh, compared to the long-term average of 5,770 GWh, and an increase of 571 GWh as compared to the prior year.

The hydroelectric portfolio generated 4,943 GWh, consistent with the long-term average of 4,914 GWh and an increase of 393 GWh from the prior year. Generation from existing hydroelectric assets was 4,634 GWh compared to 4,550 GWh for the prior year.  The variance in year-over-year results from existing facilities reflects strong inflows at our Ontario facilities and improved hydrological conditions in New England and Louisiana, partly offset by lower inflows at our facilities in New York, Tennessee and North Carolina. In Brazil, our generation for the quarter was below assured levels due to the continued drought-like conditions; however, the impact was reduced by our participation in the hydrological balancing pool. Our recently acquired and commissioned facilities contributed 309 GWh.

The wind portfolio generated 840 GWh, compared to the long-term average of 852 GWh and an increase of 337 GWh as compared to the prior year. Generation from existing assets was higher compared to the prior year due to improved wind conditions across the United States portfolio, and the wind portfolio in Ireland contributed 299 GWh.

Our 110 MW natural gas-fired plant in Ontario had been operating on an uncontracted basis since April 2014. Since then, the facility has had nominal generation as a result of low power prices relative to gas market prices. The operations at this facility have temporarily been suspended but remain available to be restarted should economic conditions allow.

SUMMARY OF HISTORICAL QUARTERLY RESULTS ON A CONSOLIDATED BASIS

The following is a summary of unaudited quarterly financial information for the last twelve consecutive quarters:

	2014				2013				2012
(MILLIONS, EXCEPT AS NOTED)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Generation (GWh) - LTA(1)(2)	5,770	5,065	6,691	5,770	5,380	4,960	6,171	5,325	4,606	4,049	4,998	4,549
Generation (GWh) - actual(1)(2)	5,839	4,383	6,615	5,711	5,268	5,154	6,265	5,535	4,053	2,971	4,101	4,817
Revenues	$408	$342	$474	$480	$393	$392	$484	$437	$317	$229	$337	$426
Adjusted EBITDA(3)	273	223	360	360	272	260	357	319	195	118	221	318
Funds From Operations(3)	116	61	198	185	137	108	187	162	74	11	87	175
Net income (loss)
Non-controlling interests
Preferred equity	9	10	10	9	10	10	10	7	6	4	3	3
Participating non-controlling
interests - in operating subsidiaries	(8)	(2)	21	40	(7)	8	24	16	(14)	(11)	(14)	(1)
General partnership interest in a
holding subsidiary held by Brookfield	-	-	-	1	-	-	-	1	(1)	-	-	-
Participating non-controlling interests - in a
holding subsidiary - Redeemable/Exchangeable
units held by Brookfield	14	(16)	20	37	10	5	22	30	(27)	(26)	4	14
Limited partners' equity	16	(17)	21	38	11	5	22	31	(28)	(26)	4	15
	31	(25)	72	125	24	28	78	85	(64)	(59)	(3)	31
Basic and diluted earnings (loss)
per LP Unit	0.11	(0.13)	0.15	0.29	0.08	0.04	0.17	0.23	(0.20)	(0.20)	0.03	0.11
Average LP Units outstanding (millions)	143.3	143.3	135.3	133.0	132.9	132.9	132.9	132.9	132.9	132.9	132.9	132.9
Distributions:
Preferred equity	9	10	10	9	10	10	10	7	6	3	4	3
General partnership interest in a
holding subsidiary held by Brookfield	1	2	1	2	1	1	1	1	1	1	1	1
Participating non-controlling interests - in a
holding subsidiary - Redeemable/Exchangeable
units held by Brookfield	50	50	51	50	47	47	47	47	45	45	45	44
Limited partners' equity	56	56	53	51	48	49	48	48	45	46	47	45

(1)            Includes 100% of generation from equity-accounted investments.

(2)            For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date.

(3)            Non-IFRS measures. See "Cautionary Statement Regarding Use of Non-IFRS Measures", “Financial Review by Segments for the Year Ended December 31, 2014” and “Financial Review by Segments for the Year Ended December 31, 2013”.

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

Brookfield Renewable faces market risk from foreign currency assets and liabilities, the impact of changes in interest rates, and floating rate liabilities.  Market risk is managed by funding assets with financial liabilities in the same currency and with similar interest rate characteristics and holding financial contracts, such as interest rate swaps and foreign exchange contracts, to minimize residual exposures. Financial instruments held by Brookfield Renewable that are subject to market risk include borrowings and financial instruments, such as interest rate, currency and commodity contracts. The categories of financial instruments that can give rise to significant variability are described below:

(i) Electricity price risk

Electricity price risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by Brookfield Renewable will fluctuate because of changes in commodity prices. Electricity price risk arises from the sale of Brookfield Renewable’s uncontracted generation. Brookfield Renewable aims to sell the majority of its electricity under long-term contracts to secure stable prices and mitigate its exposure to wholesale markets.

The table below summarizes the impact of changes in the market price of electricity as at December 31.  The impact is expressed in terms of the effect on net income and OCI.  The sensitivities are based on the assumption that the market price changes by five percent with all other variables held constant.

Impact of a 5% change in the market price of electricity, on outstanding energy derivative contracts, for the year ended December 31:

	Effect on net income			Effect on OCI
(MILLIONS)	2014	2013	2012	2014	2013	2012
5% increase	$-	$-	$1	$(9)	$1	$-
5% decrease	-	-	(1)	9	(1)	-

(ii) Foreign currency risk

Foreign currency risk is defined for these purposes as the risk that the fair value of a financial instrument held by Brookfield Renewable will fluctuate because of changes in foreign currency rates.

Brookfield Renewable has exposure to the Canadian dollar, Brazil real and Euro through its investments in foreign operations. Consequently, fluctuations in the U.S. dollar exchange rate against these currencies increase the volatility of net income and other comprehensive income. Brookfield Renewable holds foreign currency contracts primarily to mitigate this exposure.

The table below summarizes the impact of changes in the exchange rate as at December 31. The impact is expressed in terms of the effect on income and OCI. The sensitivities are based on the assumption that the currency exchange rate changes by five percent with all other variables held constant.

Impact of a 5% change in U.S. dollar exchange rates, on outstanding foreign exchange swaps, for the year ended December 31:

	Effect on net income			Effect on OCI
(MILLIONS)	2014	2013	2012	2014	2013	2012
5% increase	$12	$-	$-	$19	$-	$-
5% decrease	(12)	-	-	(19)	-	-

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

Brookfield Renewable will enter into interest rate swaps designed to minimize the exposure to interest rate fluctuations on its variable rate debt.  Fluctuations in interest rates could impact Brookfield Renewable’s cash flows, primarily with respect to the interest payable against Brookfield Renewable’s variable rate debt, which is limited to certain subsidiary borrowings with a total principal value of $2,552 million (2013: $1,515 million). Of this principal value, $1,237 million (2013: $806 million) has been hedged through the use of interest rate swaps. The fair values of the recognized liability for the interest rate swaps were calculated using a valuation model with observable interest rates.

The table below summarizes the impact of changes in the interest rate as at December 31. The impact is expressed in terms of the effect on income and OCI. The sensitivities are based on the assumption that the interest rate changes by one percent with all other variables held constant.

Impact of a 1% change in interest rates, on outstanding interest rate swaps and variable rate debt, for the year ended December 31:

	Effect on net income			Effect on OCI
(MILLIONS)	2014	2013	2012	2014	2013	2012
1% increase	$(13)	$(7)	$(7)	$138	$96	$51
1% decrease	13	7	7	(138)	(96)	(51)

(b) Credit risk

Credit risk is the risk of loss due to the failure of a borrower or counterparty to fulfill its contractual obligations. Brookfield Renewable’s exposure to credit risk in respect of financial instruments relates primarily to counterparty obligations regarding energy contracts, interest rate swaps, forward foreign exchange contracts and physical electricity and gas transactions.

Brookfield Renewable minimizes credit risk with counterparties through the selection, monitoring and diversification of counterparties, and the use of standard trading contracts, and other credit risk mitigation techniques.  In addition, Brookfield Renewable’s PPAs are reviewed regularly and are almost exclusively with customers having long standing credit histories or investment grade ratings, which limit the risk of non-collection. As at December 31, 2014, 99% (2013: 99%)  of Brookfield Renewable’s trade receivables of $91 million were current. See Note 7 - Trade receivables and other current assets in our audited consolidated financial statements for additional details regarding Brookfield Renewable’s trade receivables balance.

The maximum credit exposure at December 31 was as follows:

(MILLIONS)	2014	2013
Cash and cash equivalents	$150	$203
Restricted cash(1)	313	244
Trade receivables and other short-term receivables	131	170
Financial instrument assets	66	17
Due from related parties	63	48
	$723	$682

(1)            Includes both the current and long-term amounts.

(c) Liquidity risk

Liquidity risk is the risk that we cannot meet a demand for cash or fund an obligation when due.  Liquidity risk is mitigated by cash and cash equivalent balances and its access to undrawn credit facilities. Details of the available portion of credit facilities are included in “Liquidity and Capital Resources”.  We also ensure that we have access to public capital markets and maintain a strong investment grade credit rating of BBB (high).

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

Subsequent eventS

In February 2015, we completed the acquisition of two advanced hydroelectric development projects totaling 47 MW in Brazil. Once fully commissioned, the projects are expected to generate 280 GWh annually. The acquisition was completed with institutional partners, and Brookfield Renewable retains an approximate 40% interest.

In February 2015, we entered into an agreement to acquire two wind facilities in Portugal with an aggregate capacity of 123 MW. The portfolio is expected to generate 260 GWh annually. The acquisition is being pursued with institutional partners, and Brookfield Renewable will retain an approximate 40% interest. The transaction is expected to close in 2015, subject to regulatory approvals and closing conditions.

In February 2015, construction on two Irish wind facilities totaling 125 MW was completed, and the facilities were fully commissioned. The facilities are expected to generate 349 GWh annually.

In February 2015, we up-financed indebtedness associated with a 45 MW hydroelectric facility in British Columbia by issuing C$90 million ($71 million) of bonds with an interest rate of 2.95%, maturing in May 2023.

In February 2015, we secured a 12 month extension on $75 million of holding company-level debt associated with a portfolio of hydroelectric and wind facilities in the United States held through the Brookfield Americas Infrastructure Fund. The debt bears interest at LIBOR plus 2.75%, and matures in February 2016.

In February 2015, we announced an increase in LP Unitholder distributions to $1.66 per LP Unit on an annualized basis, an increase of 11 cents per LP Unit, to take effect with the first quarter distribution payable in March 2015.

FINANCIAL REVIEW BY SEGMENTS FOR THE YEAR ENDED DECEMBER 31, 2014

The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations, and provides a reconciliation to net income and cash flows from operating activities for the year ended December 31:

			Co-generation
(MILLIONS)	Hydroelectric	Wind	and Other	2014	2013
Revenues	$1,378	$297	$29	$1,704	$1,706
Other income	10	-	-	10	11
Share of cash earnings from equity-accounted
investments	26	-	-	26	21
Direct operating costs	(368)	(70)	(86)	(524)	(530)
Adjusted EBITDA(1)	1,046	227	(57)	1,216	1,208
Fixed earnings adjustment(2)	-	11	-	11	-
Interest expense - borrowings	(242)	(86)	(87)	(415)	(410)
Management service costs	-	-	(51)	(51)	(41)
Current income taxes	(18)	-	-	(18)	(19)
Less: cash portion of non-controlling interests
Preferred equity	-	-	(38)	(38)	(37)
Participating non-controlling interests - in
operating subsidiaries	(98)	(47)	-	(145)	(107)
Funds From Operations(1)	$688	$105	$(233)	$560	$594
Less: adjusted sustaining capital expenditures(3)				(58)	(56)
Adjusted Funds From Operations(1)				502	538
Add: adjusted sustaining capital expenditures				58	56
Add: cash portion of non-controlling interests				183	144
Less: fixed earnings adjustment				(11)	-
Other items:
Depreciation and amortization				(548)	(535)
Unrealized financial instruments gain				10	37
Share of non-cash loss from equity-
accounted investments				(23)	(12)
Deferred income tax recovery				29	18
Other				3	(31)
Net income				$203	$215
Adjustments for non-cash items				497	514
Dividends received from equity accounted
investments				30	16
Changes in due to or from related parties				(10)	(11)
Net change in working capital balances				(20)	1
Cash flows from operating activities				$700	$735

(1)       Non-IFRS measures.  See “Cautionary Statement Regarding Use of Non-IFRS Measures”.

(2)       The fixed earnings adjustment relates to Brookfield Renewable’s investment in the acquisition of the wind portfolio in Ireland. Pursuant to the terms of the purchase and sale agreement, Brookfield Renewable acquired an economic interest in the wind portfolio from January 1, 2014. The transaction closed on June 30, 2014, and accordingly under IFRS, the $11 million net Funds From Operations contribution was recorded as part of the purchase price.

(3)       Based on long-term sustaining capital expenditure plans.

FINANCIAL REVIEW BY SEGMENTS FOR THE YEAR ENDED DECEMBER 31, 2013

The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations, and provides a reconciliation to net income (loss) and cash flows from operating activities for the year ended December 31:

			Co-generation
(MILLIONS)	Hydroelectric	Wind	and Other	2013	2012
Revenues	$1,377	$258	$71	$1,706	$1,309
Other income	11	-	-	11	16
Share of cash earnings from equity-accounted
investments	21	-	-	21	13
Direct operating costs	(364)	(60)	(106)	(530)	(486)
Adjusted EBITDA(1)	1,045	198	(35)	1,208	852
Interest expense - borrowings	(235)	(82)	(93)	(410)	(411)
Management service costs	-	-	(41)	(41)	(36)
Current income taxes	(20)	-	1	(19)	(14)
Less: cash portion of non-controlling interests
Preferred equity	-	-	(37)	(37)	(16)
Participating non-controlling interests - in
operating subsidiaries	(81)	(26)	-	(107)	(28)
Funds From Operations(1)	$709	$90	$(205)	$594	$347
Less: adjusted sustaining capital expenditures(2)				(56)	(52)
Adjusted Funds From Operations(1)				538	295
Add: adjusted sustaining capital expenditures				56	52
Add: cash portion of non-controlling interests				144	44
Other items:
Depreciation and amortization(3)				(535)	(483)
Unrealized financial instruments gain (loss)				37	(23)
Share of non-cash loss from equity-
accounted investments				(12)	(18)
Deferred income tax recovery				18	54
Other				(31)	(16)
Net income (loss)				$215	$(95)
Adjustments for non-cash items				514	503
Dividends received from equity accounted
investments				16	12
Changes in due to or from related parties				(11)	15
Net change in working capital balances				1	(22)
Cash flows from operating activities				$735	$413

(1)       Non-IFRS measures.  See “Cautionary Statement Regarding Use of Non-IFRS Measures”.

(2)       Based on long-term sustaining capital expenditure plans.

(3)       See Note 2(f) - Change in accounting estimates in our audited consolidated financial statements concerning changes in estimates related to depreciation expense.

5.B              LIQUIDITY AND CAPITAL RESOURCES

See Item 5.A “Operating and Financial Review and Prospects – Liquidity and Capital Resources”

5.C              RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

None.

5.D              TREND INFORMATION

See Item 4.B “Business Overview — Renewable Power Growth Opportunity” beginning on page 58 to understand our global renewable power drivers, core markets and growth opportunities.

See Item 5.A “Operating Results” for information on the following trend information:

•        “— Generation and Financial Review for the Year Ended December 31, 2014” (variability of generation);

•        “— Generation and Financial Review for the Year Ended December 31, 2013” (variability of generation);

•         “— Liquidity and Capital Resources” (funding of growth initiatives, capital expenditures, distributions and general business purposes); and

•         “— Contract Profile” (Funds From Operations).

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

See Item 5.B “Liquidity and Capital Resources – Contractual Obligations”

ITEM 6.       DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES

6.A              DIRECTORS AND SENIOR MANAGEMENT

Board of Directors of the Managing General Partner

As required by Bermuda law, the Amended and Restated Limited Partnership Agreement of BREP provides for the management and control of BREP by a general partner rather than a board of directors and officers. The Managing General Partner, which is a wholly-owned subsidiary of Brookfield Asset Management, serves as BREP’s general partner and has a board of directors. The Managing General Partner has no executive officers and has sole responsibility and authority for the central management and control of BREP, which is exercised through its board of directors. The directors of the Managing General Partner each serve as a director until a successor is appointed to replace them.

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

Name and Residence	Position	Election Date	Principal Occupation
Jeffrey Blidner	Chair	August 2, 2011	Senior Managing Partner of Brookfield Asset Management
Ontario, Canada
Eleazar de Carvalho Filho(1)	Director	November 28, 2011	Founder of Virtus BR Partners and Corporate Director; Founder of Sinfonia Consultoria e Participações
Sao Paulo, Brazil
John Van Egmond(2)	Director	November 28, 2011	Financial Consultant, Ozona Corporation
Arizona, United States
Lars Josefsson	Director	October 1, 2012	Managing Director, Contributor AB
Stockholm, Sweden
David Mann(1)(2)	Director	November 28, 2011	Counsel, Cox & Palmer
Nova Scotia, Canada
Lou Maroun(2)	Director	August 2, 2011	Chairman of Sigma Real Estate Advisors/Sigma Capital Corporation
Warwick, Bermuda
Patricia Zuccotti(1)	Director	November 28, 2011	Corporate Director
Washington, United States

(1)            Member of the Audit Committee.

(2)            Member of the Nominating and Governance Committee.

Biographical information for each of the directors is included below.

Jeffrey Blidner. Mr. Blidner is the Chair of the board of directors of the Managing General Partner. Mr. Blidner is also Senior Managing Partner of Brookfield Asset Management.  In that capacity he is responsible for strategic planning as well as transaction execution. He is also the Chief Executive Officer of Brookfield Asset Management’s Private Funds Group, Chairman and a director of Rouse Properties, Inc. and a director of Brookfield Asset Management, Brookfield Property Partners L.P. and Brookfield Infrastructure Partners L.P. Prior to joining Brookfield in 2000, Mr. Blidner was a senior partner at a Canadian law firm.

Eleazar de Carvalho Filho. Mr. de Carvalho Filho is a director of the Managing General Partner. Mr. de Carvalho Filho was formerly the President and Managing Director of the Brazilian National Development Bank and has served as the Chief Executive Officer for Unibanco Investment Bank. He is a founding partner of Virtus BR Partners, an independent advisory company.  From 2006 to 2011, Mr. de Carvalho Filho served as the non-executive Chairman of BHP Billiton Brazil. He also served on the board of directors of Petrobras, Eletrobrás and Vale, among others. Mr. de Carvalho Filho is currently a director of Cnova N.V., FMC Technologies, Inc. and Grupo Pão de Açúcar, where he is also a member of the audit committee.  Mr. de Carvalho Filho is the President of the Board of Trustees of the Brazilian Symphony Orchestra. Mr. de Carvalho Filho holds a Master of Arts in International Relations from The Johns Hopkins University in Washington, D.C. and a Bachelor of Arts with a major in Economics from New York University.

John Van Egmond. Mr. Van Egmond is a director of the Managing General Partner. Mr. Van Egmond is presently a financial consultant with Ozona Corporation (a general consulting company) in Tucson, Arizona. Prior to this role, he was the acting President and Chief Executive Officer and director of Wilshire Technologies, Inc. (located in Carlsbad, California) where he was responsible for all financial, operational, sales and marketing and human resource functions. Mr. Van Egmond is the past President of Century Power Corporation, an independent power producer based in Tucson, Arizona. Mr. Van Egmond is a Certified Public Accountant and received a Bachelor of Science in accounting in 1972 from Montana State University.

             Lars Josefsson. Mr. Josefsson is a director of the Managing General Partner. His prior positions include President and Chief Executive Officer of Vattenfall AB (2000-2010), Celsius AB (1997-2000) and various positions with Ericsson over a 24-year period. Mr. Josefsson is also a member of the boards of directors of Robert Bosch GmbH and Holmen AB. He is Chairman of the board of directors of Burntisland Fabrication Ltd., as well as Chairman and Managing Partner of BioElectric Solutions LGJ AB, the founder of Biomass for Electricity Initiative and Foundation and a member of the board of trustees of Hand in Hand International. Mr. Josefsson graduated from Chalmers University of Technology in Applied Physics with a Master of Science in 1973 and in 1986 graduated from IMD, Lausanne, PED. Mr. Josefsson is an Honorary Professor in Physics, Brandenburg Technical University, Cottbus, Germany.

David Mann. Mr. Mann is a director of the Managing General Partner. Mr. Mann formerly served as President and Chief Executive Officer of Nova Scotia Power Inc. (1996-2004) and Vice Chairman (2004-2005) and President and Chief Executive Officer (1998-2004) of Emera Inc., TSX-listed energy and services companies that invest in electrical generation, transmission and distribution. Mr. Mann currently serves as Counsel at Cox & Palmer (a law firm) and has over 30 years of experience in the practice of corporate and commercial law, with a particular emphasis on corporate finance and public utility regulation. He also serves as Chairman of Logistec Corporation and is the Audit Committee Chairman of New Growth Corporation, Acadian Timber Corp. and Allbanc Split Corp II. Mr. Mann holds a Bachelor of Commerce and a Bachelor of Laws from Dalhousie University and a Master of Laws from the University of London, England.

Lou Maroun. Mr. Maroun is a director of the Managing General Partner. Mr. Maroun is also a director of Brookfield Property Partners L.P. and is Chairman of Sigma Real Estate Advisors and Sigma Capital Corporation, which specialize in international real estate advisory. Prior to this role, Mr. Maroun was the Executive Chairman of ING Real Estate Canada, and held executive positions in a number of real estate companies where he was responsible for overseeing operations, real estate transactions, asset and property management, as well as many other related functions. Mr. Maroun also is on the board of directors and is Chairman of Summit Industrial Income REIT. Mr. Maroun graduated from the University of New Brunswick in 1972 with a Bachelor’s degree, majoring in psychology, followed by a series of post graduate studies in finance and mortgage underwriting. In January of 2007, after a long and successful career in investment real estate, Mr. Maroun was elected to the position of Fellow of the Royal Institute of Chartered Surveyors.

Patricia Zuccotti. Ms. Zuccotti is a director of the Managing General Partner. Ms. Zuccotti served as Senior Vice President, Chief Accounting Officer and Controller of Expedia, Inc. from October 2005 to November 2011. Prior to joining Expedia, Ms. Zuccotti was the Director, Enterprise Risk Services of Deloitte & Touche LLP from June 2003 until October 2005. Ms. Zuccotti is a Certified Public Accountant in the State of Washington and received her Masters of Business Administration, majoring in accounting and finance, from the University of Washington and a Bachelor of Arts, majoring in political science, from Trinity College.

Additional Information About Directors and Officers

To our knowledge, within the past ten years, no director or executive officer of the Managing General Partner and no employee of the Service Provider who performs an executive function for BREP has (a) served as a director, chief executive officer or chief financial officer of any company that was subject to a “cease trade” or similar order, or an order denying the relevant company access to any exemption under securities legislation, which remained in effect for more than 30 consecutive days, and that was issued (i) while he or she was acting as director, chief executive officer or chief financial officer, or (ii) after he or she ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while he or she was a director, chief executive officer or chief financial officer, (b) served as a director or executive officer of any company that, while he or she was acting in that capacity, or within a year after he or she ceased to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the company’s assets, except Mr. de Carvalho Filho, or (c) become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets. Mr. de Carvalho Filho was a director of Varig S.A. — Viação Aérea Rio-Grandense from May 7, 2005 to November 18, 2005. On June 17, 2005, Varig S.A. — Viação Aérea Rio-Grandense applied for a grant of judicial recovery with a view to restructuring payments to its creditors. On August 20, 2010, Varig S.A. — Viação Aérea Rio-Grandense was declared bankrupt. The bankruptcy proceedings are still underway.

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

Our Management

The Managing General Partner does not have any employees. Instead, members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to fulfill the Service Provider’s obligations to provide us with management services under our Master Services Agreement. The following table presents certain information concerning our core senior management team that is principally responsible for our operations as well as their positions with the Service Provider as of the date of this Form 20-F. In February 2015, the following changes were made to the senior management team of the Service Provider: (i) Richard Legault, formerly the President and Chief Executive Officer, was named Chief Executive Officer; (ii) Sachin Shah, formerly the Chief Financial Officer, was named President and Chief Operating Officer; and (iii) Nicholas (Nick) Goodman, formerly the Senior Vice President, Finance, was named Chief Financial Officer. These changes are not reflected in the description of, or choice of, officers named in Item 6.B “Compensation – Our Management” because Item 6.B speaks to our named executive officers as of December 31, 2014.

Name	Years of experience in relevant industry or role	Years at Brookfield	Current Position with the Service Provider
Harry Goldgut	30	18	Group Chairman
Richard Legault	30	27	Chief Executive Officer
Sachin Shah	16	13	President and Chief Operating Officer
Nicholas Goodman	11	4	Chief Financial Officer
Jennifer Mazin	16	1	Senior Vice President and General Counsel
Henrique Martins	16	6	Chief Executive Officer, Brazil
Felipe Pinel	24	24	Chief Executive Officer, North America
Ralf Rank	14	8	Chief Executive Officer, Europe

Each of the members of our core senior management team has substantial operational and transaction origination and execution expertise. Certain members of this team have also been integral in building and developing Brookfield’s renewable power operations and, although certain members of the senior management team are also managing partners of Brookfield or have some responsibilities in other Brookfield businesses, these members devote substantially all of their time to the management and development of Brookfield Renewable. Biographical information for each of the members of this team is included below.

Harry Goldgut. Mr. Goldgut is the Group Chairman of the Service Provider. Mr. Goldgut is also a Senior Managing Partner of Brookfield Asset Management and is appointed under the Master Services Agreement as Group Chairman of BREP. He has been involved in the electric power industry since 1985. Mr. Goldgut joined Brookfield in 1997 as Vice President, Power Generation and since then has held various senior positions in BRPI, becoming its Co-Chairman and Chief Executive Officer in 2000, adding Chairman in 2005. He has been actively involved in developing and expanding Brookfield’s power operations and has had primary responsibility for its acquisitions and its senior regulatory relationships. He has played an active role in the restructuring of the electricity industry in Ontario as a member of several governmental and regulatory committees and task forces including the Market Design Committee, the Minister of Energy’s Advisory Committee, the Clean Energy Task Force and the Ontario Energy Board Chair’s Advisory Roundtable. Mr. Goldgut received an LL.B. in 1980 from York University’s Osgoode Hall Law School in Ontario, and was called to the Ontario Bar in 1982.

Richard Legault. Mr. Legault is the Chief Executive Officer of the Service Provider. Mr. Legault is also a Senior Managing Partner of Brookfield Asset Management and is appointed under the Master Services Agreement as Chief Executive Officer of BREP. Since 1999, he has led the growth of Brookfield’s renewable power operations on a global basis, helping to make Brookfield Renewable one of the world’s largest pure play renewable power portfolios. Mr. Legault was Chief Financial Officer of Brookfield from 2000 to 2001, prior to which he held several senior positions in operations, finance, and corporate development with Brookfield’s forest products operations. Mr. Legault received a Bachelor of Accounting from the Université du Québec in Hull and is a member of the Chartered Professional Accountants of Canada (CPA, CA).

Sachin Shah. Mr. Shah is the President and Chief Operating Officer of the Service Provider. Mr. Shah is also a Senior Managing Partner of Brookfield Asset Management and is appointed under the Master Services Agreement as President and Chief Operating Officer of BREP. In this capacity, he has oversight for Brookfield Renewable’s growth and capitalization, on a global basis. Mr. Shah received a Bachelor of Commerce degree from the University of Toronto in 1999 and is a member of the Chartered Professional Accountants of Canada (CPA, CA).

Nicholas (Nick) Goodman.  Mr. Goodman is Chief Financial Officer of the Service Provider and is appointed under the Master Services Agreement as Chief Financial Officer of BREP.  In this capacity, he directs all capital markets activities including accounting, financial reporting, treasury, taxation, and investor relations, on a global basis. Mr. Goodman received a Bachelor of Arts in Accounting and Finance from the University of Strathclyde in Glasgow, Scotland and is a member of the Institute of Chartered Accountants of Scotland.

Jennifer Mazin. Ms. Mazin is Senior Vice President & General Counsel of the Service Provider and is appointed under the Master Services Agreement as Senior Vice President & General Counsel of BREP. She provides oversight for Brookfield Renewable’s legal matters on a global basis, including transactional matters, corporate governance and public disclosure. Ms. Mazin received her Bachelor of Arts from the University of Western Ontario and her law degree from the University of Toronto. She is called to the bars of the State of New York and the Province of Ontario.

Henrique Martins. Mr. Martins is Chief Executive Officer, Latin America, of the Service Provider and is appointed under the Master Services Agreement as Chief Executive Officer, Latin America, of BREP. He is a Managing Partner of Brookfield Asset Management. Mr. Martins provides oversight of Brookfield Renewable’s activities in Latin America, including growth, operations and funding and maintains responsibility for generation and development, including operations and maintenance, marketing, health and safety, legal, environmental and procurement activities. Mr. Martins received a degree in Economics from PUC University and his MBA from the University of Michigan.

Felipe Pinel. Mr. Pinel is Chief Executive Officer, North America, of the Service Provider and is appointed under the Master Services Agreement as Chief Executive Officer, North America, of BREP. He

is a Managing Partner of Brookfield Asset Management. Mr. Pinel provides oversight of Brookfield Renewable’s activities in North America, including growth, operations and funding and maintains responsibility for generation and development, including operations and maintenance, marketing, health and safety, legal, environmental and procurement activities. Mr. Pinel received his law degree from the Universidade do Estado do Rio de Janeiro and his MBA from Fundação Getulio Vargas.

Ralf Rank. Mr. Rank is Chief Executive Officer, Europe, of the Service Provider and is appointed under the Master Services Agreement as Chief Executive Officer, Europe, of BREP. He is a Managing Partner of Brookfield Asset Management. Mr. Rank provides oversight of Brookfield Renewable’s activities in Europe, including growth, operations and funding and maintains responsibility for generation and development, including operations and maintenance, marketing, health and safety, legal, environmental and procurement activities. Mr. Rank has an Honours Bachelor of Applied Science (Mechanical Engineering) and a Minor in Economics from the University of Waterloo and is a Chartered Financial Analyst.

See also information contained under Item 3.D “Risk Factors — Risks Related to Our Relationship with Brookfield” and Item 7.B “Related Party Transactions”.

Management Diversity

At Brookfield Renewable, hiring and promotion decisions are based on solely on merit, so that each officer and employee possesses the necessary skills, knowledge and experience to do his or her job.  Brookfield Renewable and the Service Provider are committed to workplace diversity, including but not limited to diversity of gender, culture, geography, and skills.  Brookfield Renewable appreciates the benefits of leveraging a range of diverse talents and perspectives and we actively support the development and advancement of a diverse group of employees capable of achieving management roles, including executive officer positions.  Neither Brookfield Renewable nor the Service Provider have targets for the representation of women in executive officer positions because such targets do not accurately reflect the full range of factors considered in hiring new executive officers or promotions.  Currently, we have 5 women in executive positions who constitute 19% of the executive team of the Service Provider and the senior management team of our business, in the aggregate.

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

Under our Master Services Agreement, the Service Recipients have appointed the Service Provider to provide or arrange for the provision by an appropriate service provider of the following services:

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

Notwithstanding the forgoing, all Investment Advisor Services (as defined in the Master Services Agreement) must be provided solely to BRELP. The Service Provider’s activities are subject to the supervision of the board of directors of the Managing General Partner and the Governing Bodies of each of the other Service Recipients, as applicable. The Service Provider has agreed to exercise the power and discharge the duties conferred under our Master Services Agreement honestly and in good faith, and will exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, subject to, and after taking into account, the terms and conditions of the Relationship Agreement.

Management Fee

 Pursuant to our Master Services Agreement, we pay an annual base management fee, referred to as the “Base Management Fee”, to the Service Provider equal to $20 million (which amount is annually adjusted for inflation, with the first adjustment having been made on January 1, 2013, at an inflation factor based on year-over-year United States consumer price index) plus 1.25% of the amount by which the Total Capitalization Value exceeds an initial reference value determined based on its market capitalization immediately following the combination of the assets of the Fund and the Brookfield Power Renewable Assets into BREP. In the event that the measured Total Capitalization Value in a given period is less than the initial reference value, the Service Provider will receive only the Base Management Fee of $20 million annually (subject to an annual escalation by the specified inflation factor described above). The Base Management Fee is calculated and paid on a quarterly basis.

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

The table below sets out the quarterly Total Capitalization Value against the initial reference value of $8,093,033,167, factoring in the quarterly portion of the annual amount of $20 million (as adjusted for inflation pursuant to the Master Services Agreement) and the corresponding Base Management Fee paid for each quarter since November 2011. The Base Management Fee payment for the year ended 2014 was approximately $51 million. The Base Management Fee payments for the years ended December 31, 2013 and 2012 were approximately $41 million and $35.8 million, respectively.

(MILLIONS, EXCEPT	Initial	Q4			Q1		Q2		Q3		Q4
LP UNITS AMOUNTS)	Value	2011(1)	Increase		2012	Increase	2012	Increase	2012	Increase	2012	Increase
Fair market value of LP Units(2)	$24.94	$26.50		$1.56	$26.01	$1.07	$27.31	$2.37	$29.97	$5.03	$29.63	$4.69
Units issued and outstanding(3)	262.5	262.5		262.5	262.5	262.5	262.5	262.5	262.5	262.5	262.6	262.6
	$6,545	$6,955		$410	$6,828	$283	$7,169	$624	$7,868	$1,323	$7,780	$1,235
Principal value of corporate
borrowings, credit facilities and
preferred shares	1,553	1,573		20	1,783	230	1,779	226	1,915	362	2,283	730
Cash held: Service Recipients	(5.0)	(4.9)		0.1	(10.7)	(5.7)	(6.1)	(1.1)	(4.2)	0.8	(1.4)	3.6
Total Capitalization Value	$8,093	$8,523		$430	$8,600	$507	$8,942	$849	$9,779	$1,686	$10,062	$1,969

					Q1		Q2		Q3		Q4
					2013	Increase	2013	Increase	2013	Increase	2013	Increase
Fair market value of LP Units(2)					$28.91	$3.97	$27.54	$2.60	$26.41	$1.47	$25.88	$0.94
Units issued and outstanding(3)					262.6	262.6	262.6	262.6	262.6	262.6	262.6	262.6
					$7,591	$1,046	$7,232	$687	$6,936	$391	$6,797	$252
Principal value of corporate
borrowings, credit facilities and
preferred shares					$2,707	1,154	2,729	1,176	2,459	906	2,524	971
Cash held: Service Recipients					(6.0)	(1.0)	(0.7)	4.3	(4.9)	0.1	(5.8)	(0.8)
Total Capitalization Value					$10,292	$2,199	$9,960	$1,867	$9,389	$1,296	$9,315	$1,222

					Q1		Q2		Q3		Q4
					2014	Increase	2014	Increase	2014	Increase	2014	Increase
Fair market value of LP Units(2)					$28.80	$3.86	$29.50	$4.56	$30.10	$5.16	$30.50	$5.56
Units issued and outstanding(3)					262.7	262.7	273.0	273.0	273.0	273.0	273.0	273.0
					$7,566	$1,021	$8,063	$1,518	$8,228	$1,683	$8,330	$1,785
Principal value of corporate
borrowings, credit facilities and
preferred shares					$2,416	863	2,501	948	2,611	1,058	2,424	871
Cash held: Service Recipients					(7.1)	(2.1)	(5.1)	(0.1)	(7.9)	(2.9)	(2.5)	2.5
Total Capitalization Value					$9,975	$1,882	$10,559	$2,466	$10,831	$2,738	$10,751	$2,658

(MILLIONS, UNLESS		Q4			Q1		Q2		Q3		Q4
OTHERWISE NOTED)		2011	Total		2012	Total	2012	Total	2012	Total	2012	Total
Base management fee(4)				$1.9		$5.0		$5.0		$5.0		$5.0
Variable management fees
Increase in Total Capitalization Value		430			507		849		1,686		1,969
Rate(5)	0.3125%			0.5		1.6		2.7		5.3		6.2
Total management fee				$2.4		$6.6		$7.7		$10.3		$11.2

					Q1		Q2		Q3		Q4
					2013	Total	2013	Total	2013	Total	2013	Total
Base management fee(4)			$			$5.1		$5.1		$5.1		$5.1
Variable management fees
Increase in Total Capitalization Value					2,199		1,867		1,296		1,222
Rate(5)	0.3125%					6.9		5.8		4.1		3.8
Total management fee				$-		$12.0		$10.9		$9.2		$8.9

					Q1		Q2		Q3		Q4
					2014	Total	2014	Total	2014	Total	2014	Total
Base management fee(4)			$			$5.2		$5.2		$5.2		$5.2
Variable management fees
Increase in Total Capitalization Value					1,882		2,466		2,738		2,658
Rate(5)	0.3125%					5.9		7.7		8.6		8.3
Total management fee				$-		$11.1		$12.9		$13.8		$13.5

(1)           November 28, 2011 is the date of completion of, among other things, the strategic combination of the renewable power generating assets of Brookfield Renewable Power Inc. and Brookfield Renewable Power Fund into BREP. The amounts for the fourth quarter of 2011 set forth in the table represent the base management fee and the incentive distribution for the stub period from such date until December 31, 2011.

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

Pursuant to our Master Services Agreement, members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to fulfill obligations under our Master Services Agreement. These individuals, including the Brookfield employees identified in the table above under Item 6.A “Directors and Senior Management — Our Management”, are  not compensated by BREP or our Managing General Partner; instead they are and will continue to be compensated by Brookfield.

Further disclosure required under Canadian securities laws regarding the compensation of certain members of our core senior management team for the year ended December 31, 2014 will be separately filed within 140 days of December 31, 2014.

Board of Directors of the Managing General Partner

In 2014, the Managing General Partner paid each of its directors $60,000 per year for serving on its board of directors and various board committees. In February 2015, the annual retainer for directors of the Managing General Partner was increased to $100,000 annually. The Managing General Partner pays the chairperson/lead director of the board of directors an additional $35,000 per year and each chairperson of the committees of the board of directors an additional $10,000 ($20,000 for the chairperson of the Audit Committee). Only those directors who are not employed by Brookfield or its affiliates are entitled to receive compensation for acting as a director of the Managing General Partner.

We believe that directors of the Managing General Partner can better represent LP Unitholders if they have economic exposure to Brookfield Renewable themselves. Accordingly, on the later of the fifth anniversary of their appointment and two years following the date of any change in the annual retainer, directors of the Managing General Partner are required to hold sufficient LP Units such that the acquisition cost of such units is equal to at least two times their annual retainer, as determined by the Board of Directors from time to time. We consider this minimum economic ownership requirement to be consistent with best practices.

The Nominating and Governance Committee is responsible for reviewing and making recommendations to the board of directors of the Managing General Partner concerning the remuneration of directors and committee members. See Item 6.C “Board Practices — Committees of the Board — Nominating and Governance Committee”.

Indebtedness of Directors and Executive Officers

As at the date of this Form 20-F, and at all times since January 1, 2014, none of the directors, officers, employees and former directors, officers and employees of the Managing General Partner, the Service Provider or any of their respective subsidiaries, nor any of their associates, has or had any indebtedness owing to Brookfield Renewable.

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

Term Limits and Board Renewal

The Nominating and Governance Committee reviews and assesses the qualifications of candidates proposed by the Managing General Partner to join the board of directors with the goal, among other things, of reflecting a balance between the experience that comes with longevity of service on the board of directors and the need for renewal and fresh perspectives.

The board of directors does not have a mandatory age for the retirement of directors and there are no term limits; nor are there any other mechanisms in place that operate to compel board of directors turnover. While we believe that mandatory retirement ages, director term limits and other board of directors turnover mechanisms are overly prescriptive, periodically adding new voices to the board of directors can help Brookfield Renewable adapt to a changing business environment.

As such, the Nominating and Governance Committee reviews the composition of the board of directors on a regular basis in relation to approved director criteria and skill requirements and recommends changes as appropriate. Given that the board of directors was formed in 2011, there have not yet been any significant change to its composition, other than the appointment of one new director in 2012.

Board Diversity Policy

In February 2015, a board of directors diversity policy (the “Diversity Policy”) was approved by the board of directors. The Diversity Policy is informed by Brookfield Renewable’s deep roots in many global jurisdictions and the belief that the board of directors should reflect a diversity of backgrounds relevant to its strategic priorities. This includes such factors as diversity of business expertise and international experience, in addition to geographic and gender diversity.

All board of director appointments will be based solely on merit, having due regard for the benefits of diversity, so that each nominee possesses the necessary skills, knowledge and experience to serve effectively as a director. Therefore, in the director identification and selection process, gender diversity influences succession planning and is one criterion in adding new members to the board of directors.  Brookfield Renewable appreciates the benefits of leveraging a range of diverse talents and perspectives and is committed to pursuing the spirit and letter of the Diversity Policy. The Nominating and Governance Committee is responsible for overseeing the implementation of the Diversity Policy and for monitoring progress towards achieving its objectives.  The board of directors currently has seven directors, five of whom are independent, and one of whom is female (who is an independent director). Accordingly, approximately 15% of the board of directors is made up of women and women represent 20% of the independent directors. The Diversity Policy does not set any formal targets on diversity for directors at this time, because of the current need for geographic diversity of directors and the emphasis on subject matter expertise.

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

Transactions in Which a Director Has an Interest

A director who directly or indirectly has an interest in a contract, transaction or arrangement with the Managing General Partner, BREP or certain of our affiliates is required to disclose the nature of his or her interest to the full board of directors. Such disclosure may take the form of a general notice given to the board of directors to the effect that the director has an interest in a specified company or firm and is to be regarded as interested in any contract, transaction or arrangement made with that company or firm or its affiliates after the date of the notice. A director may participate in any meeting called to discuss or any vote called to approve the transaction in which the director has an interest and any transaction approved by the board of directors will not be void or voidable solely because the director was present at or participated in the meeting in which the approval was given provided that the board of directors or a board committee authorizes the transaction in good faith after the director’s interest has been disclosed or the transaction is fair to the Managing General Partner and BREP at the time it is approved.

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

Under the Managing General Partner’s bye-laws, the Managing General Partner is required to indemnify, to the fullest extent permitted by law, its affiliates, directors, officers, resident representative, shareholders and employees, any person who serves on a Governing Body of BRELP or any of its subsidiaries and certain others against any and all losses, claims, damages, liabilities, costs or expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, incurred by an indemnified person in connection with BREP’s investments and activities or in respect of or arising from their holding such positions, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person’s bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew or ought reasonably to have known was unlawful. In addition, under the Managing General Partner’s bye-laws: (i) the liability of such persons has been limited to the fullest extent permitted by law and except to the extent that their conduct involves bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew or ought reasonably to have known was unlawful; and (ii) any matter that is approved by the independent directors will not constitute a breach of any duties stated or implied by law or equity, including fiduciary duties. The Managing General Partner’s bye-laws require it to advance funds to pay the expenses of an indemnified person in connection with a matter in which indemnification may be sought until it is determined that the indemnified person is not entitled to indemnification.

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

The Managing General Partner’s board of directors is of the view that its corporate governance policies and practices, outlined below, are comprehensive and consistent with the guidelines for corporate governance adopted by Canadian securities administrators. The board of directors is also of the view that these policies and practices are consistent with the requirements of the New York Stock Exchange and the applicable provisions under the Sarbanes-Oxley Act.

Board of Directors of the Managing General Partner

Mandate of the Board of Directors

The Managing General Partner’s board of directors oversees the management of Brookfield Renewable’s affairs directly and through two existing standing committees. The responsibilities of the board of directors and each committee are set out in written charters, which are reviewed and approved annually. These charters are also posted on BREP’s website, www.brookfieldrenewable.com under “About - Governance”.

In fulfilling its mandate, the board of directors is, among other things, responsible for the following:

•         assessing the principal risks of Brookfield Renewable’s business and reviewing, approving and monitoring the systems in place to manage these risks;

•         reviewing and approving the reports issued to LP Unitholders, including annual and interim financial statements; and

•         promoting the effective operation of the board of directors.

Meetings of the Board of Directors

The Managing General Partner’s board of directors meets at least four times each year, with additional meetings held to consider specific items of business or as deemed necessary. Meeting frequency and agenda items may change depending on the opportunities or risks faced by Brookfield Renewable. The board of directors is responsible for its agenda. Prior to each board meeting, the Chair of the board discusses agenda items for the meeting with the Service Provider.

In 2014, the board of directors of the Managing General Partner had four regular quarterly meetings as well as two special meetings. All of the directors were present or could be heard at the regular quarterly meetings.

Size and Composition of the Board of Directors

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

The Chair of the Managing General Partner’s board of directors is Jeffrey Blidner, who is not an independent director. However, each of the committees of the board of directors is fully comprised of independent directors. In addition, special committees of independent directors may be formed from time to time to review particular matter or transactions. The board of directors encourages regular open dialogue between the independent directors and the Chair to discuss matters raised by independent directors.

At all quarterly meetings, the independent directors held meetings without the presence of management and the directors that are not independent. The board of directors has also adopted the Conflicts Policy to govern its practices in circumstances in which conflicts of interest with Brookfield may arise. See Item 6.C “Board Practices — Transactions Requiring Approval by Independent Directors” and “— Transactions in Which a Director Has an Interest” and Item 7.B “Related Party Transactions — Conflicts of Interest and Fiduciary Duties”.

Other Directorships

The following directors of the Managing General Partner are also directors of other reporting issuers (or the equivalent in foreign jurisdictions).

•         Blidner: Brookfield Asset Management; Brookfield Property Partners L.P.; Brookfield Infrastructure Partners L.P.; Rouse Properties, Inc.

•         de Carvalho Filho: FMC Technologies, Inc.; Grupo Pão de Açúcar; Cnova N.V.

•         Josefsson: Holmen AB

•         Mann: Acadian Timber Corp.; New Growth Corp; AllBanc Split Corp. II; Logistec Corp.

•         Maroun: Summit II REIT; Brookfield Property Partners L.P.; ThermoCeramix Corp.

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

Director Expectations

The Managing General Partner’s board of directors has adopted a Charter of Expectations for Directors, which sets out the expectations in regard to personal and professional competencies, LP Unit ownership, meeting attendance, conflicts of interest, changes of circumstance and resignation events. Directors are expected to identify in advance any potential conflict of interest regarding a matter coming before the board of directors or its committees, bring these to the attention of the board of directors or committee chairman and refrain from voting on such matters. Directors are also expected to submit their resignations to the Chair of the board of directors if they become unable to attend at least 75% of the board of directors’ regularly scheduled meetings or if they become involved in a legal dispute, regulatory or similar proceedings, take on new responsibilities or experience other changes in personal or professional circumstances that could adversely impact Brookfield Renewable or their ability to serve as director. Further information on director LP Unit ownership requirements is set out in this Item 6.C and in Item 6.B “Compensation – Board of Directors of the Managing General Partner”.

Committees of the Board of Directors

The Managing General Partner’s board of directors believes that its committees assist in the effective functioning of the board of directors and help ensure that the views of independent directors are effectively represented.

The board of directors has two committees:

•         the Audit Committee; and

•         the Nominating and Governance Committee.

The responsibilities of these committees are set out in written charters, which are reviewed and approved annually by the board of directors. The charters of these committees can be found on our website, www.brookfieldrenewable.com under “About - Governance”. All members of these committees must be independent directors, as described above. Special committees may be formed from time to time as required to review particular matters or transactions. While the board of directors retains overall responsibility for corporate governance matters, the Audit Committee and the Nominating and Governance Committee each have specific responsibilities for certain aspects of corporate governance, in addition to their other responsibilities as described below.

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

In 2014, the Audit Committee had four regular quarterly meetings as well as one special meeting. Eleazar de Carvalho Filho was unable to attend the meeting held on April 30, 2014. Four regular meetings are scheduled for 2015.

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

The Pre-Approval Policy also addresses issues relating to the disclosure of fees paid to the auditors. See Item 16.C – “Principal Accountant Fees and Services” for a summary of our external auditor service fees.

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

It is the responsibility of the Nominating and Governance Committee to assess the size and composition of the Managing General Partner’s board of directors and its committees; to review the effectiveness of the board of directors’ operations and its relations with the Service Provider; to assess the performance of the board of directors, individual directors and the Service Provider; and to review BREP’s corporate governance practices.  The Nominating and Governance Committee met four times in 2014.

The Nominating and Governance Committee annually reviews the performance of the board of directors and its committees and the individual contribution of directors through a self-survey.

The Nominating and Governance Committee is also responsible for evaluating candidates put forward by Brookfield as candidates for nomination to the board of directors. As Brookfield Asset Management is entitled to elect all of the directors of the Managing General Partner, the directors of the Managing General Partner consult with Brookfield to identify and assess the credentials of appropriate individuals with the skills, knowledge, experience and talents needed to act as an independent member of the board of directors of the Managing General Partner, including the need for the board of directors as a whole to have a diversity of perspectives. Brookfield maintains an “evergreen” list of potential independent board members to ensure that outstanding candidates with the needed skills can be quickly identified to fill planned or unplanned vacancies. Candidates from that list and any other candidates familiar to Brookfield or Brookfield Renewable are assessed to ensure the Managing General Partner’s board of directors has the appropriate mix of talent, quality, skills and other requirements necessary to promote sound governance and board effectiveness. Individuals who meet those requirements are recommended by Brookfield to the Nominating and Governance Committee for its review as potential candidates for nomination to the board of directors.

The Nominating and Governance Committee is also responsible for reviewing and making recommendations to the board of directors of the Managing General Partner concerning the remuneration of directors and committee members and for supervising any changes in the fees to be paid pursuant to our Master Services Agreement.

On recommendation of the Nominating and Governance Committee, the Managing General Partner’s board of directors will set compensation of the directors by seeking to ensure that the compensation reflects the responsibilities and risks involved in being a director and aligns the interests of the directors with the best interests of Brookfield Renewable and our LP Unitholders. Compensation of

the directors will be periodically assessed by the Nominating and Governance Committee and the board of directors to ensure that it is competitive in the marketplace and fair in relation to the scope of the duties and responsibilities of the directors.

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

Board of Directors, Committees and Director Evaluation

The Managing General Partner’s board of directors believes that a regular and formal process of evaluation improves the performance of the board of directors as a whole, its committees and individual directors. Each year, a survey is sent to directors regarding the effectiveness of the board of directors and its committees, inviting comments and suggestions on areas for improvement. The results of this survey are reviewed by the Nominating and Governance Committee, which makes recommendations to the board of directors as required. Each director also receives a list of questions for completing a self-assessment. The Chair of the board of directors holds private interviews with each director annually to discuss the operations of the board of directors and its committees and to provide any feedback on the individual director’s contributions.

Board of Directors and Management Responsibilities

The Managing General Partner’s board of directors has not developed written position descriptions for the Chair of the board of directors or the chair of any of the committees of the board of directors. However, each chair takes responsibility for ensuring the board of directors or committee, as applicable, addresses the matters within its written charter.

The Managing General Partner’s board of directors has not developed a written position description for any members of our core senior management team. The services of our core senior management team are provided by the Service Provider pursuant to our Master Services Agreement.

Code of Business Conduct and Ethics

Brookfield Renewable has adopted a Code of Business Conduct and Ethics (the “Code”), a copy of which can be found on BREP’s web site at www.brookfieldrenewable.com or on BREP’s SEDAR profile at www.sedar.com. The Code provides guidelines to ensure that all employees, including directors of the Managing General Partner, respect BREP’s commitment to conducting business relationships with respect, openness and integrity. Management provides regular instructions and updates to the Code to our employees, as appropriate, and has provided training and e-learning tools to support the understanding of the Code throughout the organization. Employees may report activities which they feel are not consistent with the spirit and intent of the Code through a hotline on an anonymous basis, or alternatively, to designated members of management. Monitoring of calls is managed by an independent third party called The Network. The Audit Committee is to be notified of significant calls made to this hotline reporting activities that are not consistent with the Code by Brookfield’s internal auditor. If the Audit Committee considers it appropriate, it will notify the Nominating and Governance Committee and/or the board of directors of significant calls. The board of directors has not granted any waivers of the Code to date.

The Managing General Partner’s board of directors promotes the highest ethical business conduct. The board of directors has taken measures to ensure directors exercise independent judgment in considering transactions and agreements in respect of which a director or our core senior management team has a material interest. Any director with a material interest in a transaction declares his/her interest and refrains from voting on such matter. Significant related party transactions, if any, are reviewed and approved by an independent committee made up of independent directors who may be advised by independent counsel and independent advisers. See Item 6.C “Board Practices — Transactions

Requiring Approval by Independent Directors” and “— Transactions in Which a Director Has an Interest” and Item 7.B “Related Party Transactions — Conflicts of Interest and Fiduciary Duties”.

6.D              EMPLOYEES

We do not employ the individuals who provide management services to us under our Master Services Agreement, including the individuals who serve as the Managing General Partner’s Chief Executive Officer and Chief Financial Officer. The personnel that carry out these activities are employees of Brookfield, and their services are provided to Brookfield Renewable for our benefit under our Master Services Agreement. For a discussion of the individuals from Brookfield’s management team that are involved in our renewable power business, see Item 6.A “Directors and Senior Management — Our Management”.

Through our subsidiaries, we have approximately 1,500 employees involved in the day-to-day operations of our facilities and the development of our business, of which approximately 330 are located in Canada, 570 are located in the United States, 325 are located in Brazil and 80 are located in the Republic of Ireland and the United Kingdom. Approximately 630, or 48% of these employees, are covered by collective agreements expiring between 2015 and 2018. Eight of these collective agreements are due to be renewed in 2015. We maintain very good relations with represented and salaried employees across all facilities. Relationships with the various unions in Canada, the United States and Brazil have also been positive, without the occurrence of any work disruptions that would have had a negative impact on the business. Our corporate group also has approximately 50 employees with non-operational roles who are largely based in Canada.

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

ITEM 7.       MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A              MAJOR SHAREHOLDERS

As of the date of this Form 20-F, there are 143,356,854 LP Units outstanding. To our knowledge, as at the date of this Form 20-F, no person or company, other than Brookfield, beneficially owns or controls or directs, directly or indirectly, more than 5% of our LP Units. Brookfield beneficially owns 40,026,986 LP Units and 129,658,623 Redeemable/Exchangeable partnership units, or an approximately 62% interest in BREP (on a fully-exchanged basis) including its indirect general partnership interest in the Managing General Partner and the BRELP GP LP. All LP Units, including those held by Brookfield, are non-voting. See also the information contained in this Form 20-F under Item 10.B “Memorandum and Articles of Association — Description of our LP Units and the Amended and Restated Limited Partnership Agreement of BREP”.

As of February 25, 2015, 426,942 of our outstanding LP Units were held by 12 holders of record in the United States, not including LP Units held of record by DTC. As of February 25, 2015, DTC was the holder of record of 10,240,700 LP Units.

The following tables set forth information, as of date of this Form 20-F, regarding the beneficial ownership of LP Units by each person that is a beneficial owner of more than 5% of our LP Units.

Name	LP Units (1)	Percentage of LP Units (2)
Brookfield Renewable Power Inc.	169,685,609	62%

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

See also the information contained in this Form 20-F under Item 3.D “Risk Factors — Risks Related to Our Relationship with Brookfield”, Item 5.A “Operating Results — Related Party Transactions”, Item 6.A “Directors and Senior Management”, Item 6.C “Board Practices” and Item 7.A “Major Shareholders” and Note 9 to our audited consolidated financial statements for the year ended December 31, 2014, 2013 and 2012, respectively.

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

Each of BREP, BRELP and the Holding Entities acknowledge and agree that Brookfield Asset Management is not required under the Relationship Agreement to allocate any minimum level of dedicated resources for the pursuit of acquisitions of power generation operations or developments and that Brookfield has established or advised, and may continue to establish or advise, other entities that rely on the diligence, skill and business contacts of Brookfield’s professionals and the information and acquisition opportunities they generate during the normal course of their activities (including in the power generation sector). Brookfield Asset Management also agrees that it will not sponsor transactions that are suitable for us in the renewable power sector unless we are given an opportunity to participate. Further, Brookfield may, but is not required to, offer Brookfield Renewable the opportunity to acquire: (i) an integrated utility even if a significant component of such utility’s operations consist of a non-renewable power generation operation or development, such as a power generation operation that uses coal or natural gas, (ii) a portfolio of power operations, even if a significant component of such portfolio’s operations consist of non-renewable power generation, or (iii) renewable power generation operations or developments that comprise part of a broader enterprise, unless the primary purpose of such acquisition, as determined by Brookfield, acting in good faith, is to acquire the underlying operation or development.

Brookfield Renewable also acknowledges and agrees that members of Brookfield carry on a diverse range of businesses worldwide, including the development, ownership and/or management of power, transmission and other infrastructure assets, and investing and advising on investing in any of the foregoing or loans, debt instruments and other securities with underlying infrastructure collateral or exposure including renewable power generation operations or developments, both as principal and through other public companies that are affiliates of Brookfield or through private investment vehicles and accounts established or managed by affiliates of Brookfield and that except as explicitly provided in the Relationship Agreement, the Relationship Agreement will not in any way limit or restrict members of Brookfield from carrying on their respective business.

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

An integral part of our strategy is to participate with institutional investors in Brookfield sponsored or co-sponsored consortiums or funds for acquisitions that fit our strategy. Brookfield has a strong track record of leading such consortiums and funds and actively manages underlying assets to improve performance. Currently, Brookfield manages the Brookfield Americas Infrastructure Fund, a $2.7 billion infrastructure fund focused on the Americas as well as Brookfield Infrastructure Fund II, a $7 billion global infrastructure fund. Brookfield is the fund manager and typically invests approximately 25% to 50% of the capital required for a transaction alongside its institutional investors. It is currently intended that future renewable power acquisitions identified by Brookfield may be funded with commitments pursuant to these funds and we would fund Brookfield’s participation where renewable power investments are made by Brookfield’s sponsored institutional funds. See Item 3.D “Risk Factors – We do not have control over all our operations”.

In the event of the termination of our Master Services Agreement, the Relationship Agreement would also terminate, including Brookfield’s commitments to provide us with acquisition opportunities, as described above.

Master Services Agreement

BREP, BRELP and the Holding Entities entered into our Master Services Agreement pursuant to which the Service Provider has agreed to provide oversight of the business and provide the services of senior officers to Brookfield Renewable. In addition, the Service Provider has agreed to provide services relating to acquisitions or dispositions, financings, business planning and strategy and oversight and supervision of various day to day management and administration activities. In exchange for providing these services, the Service Provider is entitled to a Base Management Fee, which for the year ended 2014 was approximately $51 million. For a detailed description of our Master Services Agreement, see Item 6.A “Directors and Senior Management – Our Master Services Agreement”. For components of the management fee, see Item 6.A— “Directors and Senior Management — Our Master Services Agreement — Management Fee”.

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

Energy Revenue Agreement

On November 23, 2011, BEM LP, a subsidiary of Brookfield, and BPUSHA, a subsidiary of BRELP that indirectly owns most of our U.S. facilities, entered into an energy revenue agreement (“Energy Revenue Agreement”) pursuant to which BEM LP agreed to support the price that BPUSHA receives for the energy generated from certain of those facilities. BEM LP has agreed to pay BPUSHA each month an amount equal to the difference between the Fixed Amount and the total revenues received by BPUSHA from certain of those facilities. The “Fixed Amount” is calculated as the energy generated by those facilities multiplied by a price of $75/MWh (subject to an annual adjustment, equal to 40% of the increase in the U.S. Consumer Price Index during the previous year, but capped at a 3% increase in the fixed price per year). Should the total revenues received by these facilities from sales of electricity and all ancillary services, capacity and green credits for any month be more than the calculated Fixed Amount at the end of any month, BEM LP will receive from BPUSHA an amount equal to such excess.

In the Energy Revenue Agreement, BEM LP has agreed that at all times that it does not have a minimum net worth of $500 million, it will provide a guarantee or other acceptable security of a person with a minimum net worth of $500 million. Initially this guarantee is being provided by Brookfield for a period of not less than three years.

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

Other Power Agreements

In addition to the Energy Revenue Agreement, BREP is a party to a number of commercial agreements with Brookfield, including (i) PPAs for the sale of power generated from certain of Brookfield Renewable’s North American facilities to subsidiaries of Brookfield; and (ii) revenue support agreements under which Brookfield supports Brookfield Renewable’s revenue from the sale of power generated by certain of Brookfield Renewable’s North American facilities. Including the Energy Revenue Agreement, Brookfield purchases or provides revenue support for approximately 37% of Brookfield Renewable’s portfolio as of December 31, 2014.

Details of the related party power purchase and revenue support agreements are as follows:

In December 2009, Brookfield entered into a 20-year power sales agreement with the Province of Ontario pursuant to a hydroelectric contracting initiative issued by the provincial government earlier that year. The power sales agreement, which matures in 2029, applies to all power produced by hydro assets in Ontario owned by GLPL and MPT. As of November 28, 2011, PPAs between Brookfield subsidiaries and GLPL and MPT were amended to increase the price paid by Brookfield to GLPL and MPT and to extend the term of such contracts. These amendments were designed to pass through substantially all of the economics of the new power sales agreement. When the assets of the Fund and the Brookfield Renewable Power Assets were combined into BREP, Brookfield received aggregate consideration in respect of such amendments valued at C$292 million, which was recorded in equity by BREP as part of the adjustments arising from this combination, since the transactions were between entities under the common control of Brookfield. The GLPL and MPT contract amendments were taken into account in the determination of the valuation of BREP and, ultimately, in the number of LP Units that were issued to the public and the number of Redeemable/Exchangeable partnership units of BRELP that were issued to Brookfield. The material terms of the GLPL and MPT contract amendments are described below.

Under a PPA with GLPL, a subsidiary of Brookfield Asset Management supports the price that GLPL receives for energy generated by all of GLPL’s facilities in Ontario at a price of C$82 per MWh (increased from C$68 per MWh by an amendment to the PPA effective as of November 28, 2011) subject to an annual adjustment equal to 40% of the increase in CPI) in the previous year. The GLPL PPA has an initial term ending on December 1, 2029 and automatically renews for successive 20-year periods, subject to certain termination provisions. After December 1, 2029, the price under the GLPL PPA will revert back to the original C$68/MWh price (as escalated in accordance with the original inflation linked price escalation provisions in such agreement).

Under a PPA with MPT, a subsidiary of Brookfield Asset Management purchases the energy generated by MPT’s facilities in Ontario at a price of C$103 per MWh (increased from C$68 per MWh by an amendment to the PPA effective as of November 28, 2011) subject to an annual adjustment equal to 20% of the increase in the CPI in the previous year. The MPT PPA terminates on December 1, 2029, subject to MPT’s option to terminate the agreement, on 120 days written notice, at certain times between 2017 and 2024.

Pursuant to PPAs with Great Lakes Hydro America, LLC (“GLHA”), a subsidiary of Brookfield Asset Management purchases the energy generated by several of GLHA’s power facilities in Maine and New Hampshire at a price of $37 per MWh, subject to an annual adjustment equal to 20% of the increase in the United States consumer price index during the previous year. The GLHA PPA has a 20-year term ending in 2022 and 2023.

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

Energy Marketing Agreement

BEM LP and NA Holdco are party to an energy marketing agreement pursuant to which BEM LP has agreed to provide energy marketing services to NA Holdco (the “Energy Marketing Agreement”). Under the Energy Marketing Agreement, NA Holdco has appointed BEM LP to provide the following energy marketing services to NA Holdco for our North American power generating facilities:

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

•         preparing and assisting with compliance with a risk management policy; and

•         assisting with compliance with the terms of any energy marketing agreement between BEM LP and any subsidiary of NA Holdco holding the power generating facilities.

Pursuant to the Energy Marketing Agreement, NA Holdco pays an annual marketing fee, referred to as the “Base Marketing Fee”, to BEM LP equal to $18 million (subject to increase by a specified inflation factor, with the first such increase having been made on January 1, 2013), paid in equal monthly installments. To the extent that any amounts are paid to BEM LP (or one of its affiliates) under certain other existing energy marketing agreements or PPAs between certain of the Operating Entities and BEM LP (or one of its affiliates) that BEM LP determines are comparable to the Base Marketing Fee, the Base Marketing Fee will be reduced on a dollar for dollar basis by the comparable amounts.

The Energy Marketing Agreement has a term of 20 years. Provided that no event of default relating to BEM LP has occurred and is continuing, the Energy Marketing Agreement will be automatically renewed for successive periods of 20 years unless BEM LP provides NA Holdco with written notice to the contrary at least 180 days prior to the expiry of the applicable term.

The Energy Marketing Agreement is subject to customary termination provisions in the event of a failure to pay or an insolvency event of the applicable Operating Entity or BEM LP.

The maximum amount of the aggregate liability of BEM LP pursuant to the Energy Marketing Agreement is equal to the fees previously paid pursuant to the Energy Marketing Agreement in the two most recent calendar years by NA Holdco.

The Energy Marketing Agreement does not prohibit BEM LP or its affiliates from pursuing other business activities that compete directly or indirectly with us. For a description of related aspects of the relationship between Brookfield and NA Holdco, see Item 7.B “Related Party Transactions— Relationship Agreement”.

Power Agency Agreements

BEM LP and the owners of many of our North American facilities have entered into power agency agreements (the “Power Agency Agreements”). Under each Power Agency Agreement, BEM LP is appointed as the exclusive agent of the owner in respect of the sales of electricity, the procurement of transmission and other additional services. BEM LP also schedules, dispatches and arranges for transmission of the power produced and the power supplied to third parties in accordance with prudent industry practice. Pursuant to each Power Agency Agreement, BEM LP is entitled to be reimbursed for any third party costs incurred, and in certain cases, a fee for its services. To the extent that any fee is payable to BEM LP (or one of its affiliates) under Power Agency Agreements that existed prior to November 28, 2011, the Base Marketing Fee under the Energy Marketing Agreement will be reduced on a dollar for dollar basis.

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

Development Projects

We indirectly acquired a number of early stage development projects in Brazil, Canada and the United States from Brookfield on November 28, 2011. To further align interests and incentivize continued development success with respect to these specific projects, Brookfield received no upfront proceeds for the transfer of these projects, but is entitled to receive on commercial operation or sale of the projects, in each case if developed or sold in the 25 years following the acquisition, up to 100% of the development costs that it contributed to each project and 50% of the fair market value of the projects in excess of a priority return on each party’s invested capital. These amounts will only be payable on projects upon substantial completion or sale of the project. Fair market value means our pro rata percentage of the fair market value of a development project, as determined by the Service Provider and the independent directors of NA Holdco, on the date on which substantial completion of the development project has been achieved, or, if earlier, the date that the project is sold. With respect to the projects located in Canada and the United States, we entered into the Development Projects Agreement which provides for the reimbursement of expenses to Brookfield for such projects and each project entity and Brookfield have entered into a separate royalty agreement providing for royalties on each project. With respect to our projects located in Brazil, Brookfield subscribed for special shares which contain a redemption feature that provides for the reimbursement of expenses as well as the sharing of the fair market value of a project on projects located in Brazil. These financial arrangements with Brookfield will not apply to any future projects. Projects that were in late stages of development or construction were transferred by Brookfield for consideration in November 2011 and are not part of this mechanism.

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

Registration Rights Agreement

On November 28, 2011, Brookfield and BREP entered into a registration rights agreement (the “Registration Rights Agreement”) pursuant to which BREP has agreed that, upon the request of Brookfield, BREP will file one or more registration statements to register for sale under the Securities Act, or one or more prospectuses to qualify the distribution in Canada of, any LP Units held by Brookfield (including LP Units acquired pursuant to the Redemption-Exchange Mechanism). Under the Registration Rights Agreement, BREP is not required to file a registration statement or a prospectus unless Brookfield requests that LP Units having a value of at least $50,000,000 be registered or qualified. In the Registration Rights Agreement, BREP has agreed to pay expenses in connection with such registration and sales, except for any underwriting discounts or commissions which will be borne by Brookfield, and will indemnify Brookfield for material misstatements or omissions in the registration statement and/or prospectus.

Licensing Agreement

Pursuant to a licensing agreement, Brookfield has granted to us a non-exclusive, royalty-free license to use the name “Brookfield” and the Brookfield logo (the “Licensing Agreement”). Other than under this limited license, we do not have a legal right to the “Brookfield” name and the Brookfield logo on a global basis.

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

Preferred Shares

Brookfield has provided an aggregate of $5 million of working capital to LATAM Holdco through a subscription for preferred shares of LATAM Holdco. The preferred shares are entitled to receive a cumulative preferential dividend equal to 6% of their redemption value as and when declared by the board of directors of LATAM Holdco and are redeemable at the option of LATAM Holdco, subject to certain limitations, at any time after the tenth anniversary of their issuance. The preferred shares are not entitled to vote, except as required by law.

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

Other Services

Brookfield may provide the Operating Entities with services which are outside the scope of our Master Services Agreement under arrangements that are on market terms and conditions and pursuant to which Brookfield will receive fees. The services provided under these arrangements will include financial advisory, operations management and other services. Pursuant to our conflict of interest guidelines, those arrangements may require prior approval by a majority of the independent directors, which may be granted in the form of general guidelines, policies or procedures. See Item 7.B “Related Party Transactions— Conflicts of Interest and Fiduciary Duties”.

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

These modifications to the fiduciary duties may be detrimental to our LP Unitholders because they restrict the remedies available for actions that might otherwise constitute a breach of fiduciary duty and permit conflicts of interest to be resolved in a manner that is not always in the best interests of Brookfield Renewable or the best interests of our LP Unitholders. We believe that it was necessary to modify the fiduciary duties that might otherwise be owed to us and our LP Unitholders, as described above, due to our organizational and ownership structure and the potential conflicts of interest created thereby. Without modifying those duties, the ability of the Managing General Partner and BRELP General Partner to attract and retain experienced and capable directors and to take actions that we believe will be necessary for the carrying out of our business would be unduly limited due to their concern about potential liability.

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

Other Related Party Transactions

The $200 million committed unsecured revolving credit facility provided by Brookfield Asset Management, at LIBOR plus 2%, has been extended for one year to December 2015 on the same terms.

7.C              INTEREST OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.       FINANCIAL INFORMATION

8.A              CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial Statements

See Item 18. “Financial Statements”, which contains our audited consolidated financial statements prepared in accordance with IFRS.

Dividend Policy

            See Item 4.B “Business Operations – Our Distribution Policy”, which contains information regarding our dividend policy and historical distributions.

Legal Proceedings

See Item 18. “Financial Statements”.

8.B              SIGNIFICANT CHANGES

A discussion of the significant changes in our business can be found under Item 4. “Information on the Company”, Item 4.A “History and Development of the Company” and Item 5.A “Operating and Financial Review and Prospects — Operating Results — Subsequent Events”.

ITEM 9.       THE OFFER AND LISTING

9.A              OFFER AND LISTING DETAILS

Our LP Units are listed on the NYSE under the symbol “BEP”. Our LP Units do not have a par value.   Our LP Units began trading on the NYSE on June 11, 2013.  The following table sets forth the reported high and low prices of our LP Units on the NYSE for the periods indicated since issued:

	High	Low
Year ended December 31, 2014	$32.72	$25.08
Year ended December 31, 2013	$30.00	$24.69

The following table sets forth the reported high and low prices of our LP Units on the NYSE for the periods indicated:

	High	Low
October 1, 2014 to December 31, 2014	$32.72	$28.06
July 1, 2014 to September 30, 2014	$31.90	$28.24
April 1, 2014 to June 30, 2014	$30.19	$28.20
January 1, 2014 to March 31, 2014	$29.75	$25.08
October 1, 2013 to December 31, 2013	$28.01	$25.33
July 1, 2013 to September 30, 2013	$29.43	$24.69

The following table sets forth the monthly high and low prices for our units on the NYSE for the most recent six months:

	High	Low
2015
February (February 1 through to February 25)	$32.70	$30.40
January	$32.86	$30.19
2014
December	$31.64	$28.32
November	$32.72	$29.43
October	$32.14	$28.06
September	$31.90	$28.25

Our LP Units are listed on the TSX under the symbol “BEP.UN”. Our LP Units do not have a par value. Trading on the TSX commenced on November 30, 2011. On March 21, 2014, our LP Units were added to the S&P/TSX Composite Index. The following table sets forth the reported high and low prices of our LP Units on the TSX for the periods indicated since issued:

	High	Low
Year ended December 31, 2014	C$36.84	C$27.67
Year ended December 31, 2013	C$32.02	C$25.69
Year ended December 31, 2012	C$31.38	C$25.65
Year ended December 31, 2011	C$27.39	C$25.30

The following table sets forth the quarterly high and low prices for our units on the TSX for the two most recent full financial years:

	High	Low
October 1, 2014 to December 31, 2014	C$36.84	C$31.80
July 1, 2014 to September 30, 2014	C$34.98	C$30.87
April 1, 2014 to June 30, 2014	C$32.78	C$30.81
January 1, 2014 to March 31, 2014	C$32.86	C$27.67
October 1, 2013 to December 31, 2013	C$29.42	C$26.25
July 1, 2013 to September 30, 2013	C$29.99	C$25.69
April 1, 2013 to June 30, 2013	C$31.79	C$27.61
January 1, 2013 to March 31, 2013	C$32.02	C$28.76

The following table sets forth the monthly high and low prices for our units on the TSX for the most recent six months:

	High	Low
2015
February (February 1 through to February 25)	C$41.19	C$38.06
January	C$41.43	C$36.00
2014
December	C$36.20	C$33.00
November	C$36.84	C$33.52
October	C$35.84	C$31.80
September	C$34.98	C$31.26

Prior to November 2011, the Fund’s trust units, which were exchanged for our LP Units on a one-for-one basis in November 2011, were listed on the TSX under the symbol “BRC.UN”. The following table sets forth the reported high and low prices of the Fund’s trust units on the TSX for the periods indicated:

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

Capital Contributions

Brookfield contributed $1 and the Managing General Partner contributed $100 to the capital of BREP in order to form BREP. Thereafter, Brookfield contributed to BREP its interest in various renewable power businesses in exchange for Redeemable/Exchangeable partnership units and our LP Units. No partner has the right to withdraw any or all of its capital contribution.

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

If, with respect to a given fiscal year, no distribution is made by BREP, or Brookfield Renewable has a loss for Canadian federal income tax purposes, one quarter of the income, or loss, as the case may be, for Canadian federal income tax purposes of BREP for such fiscal year, will be allocated to the partners of record at the end of each calendar quarter ending in such fiscal year pro rata to their respective percentage interests in BREP, which in the case of the Managing General Partner shall mean 0.01%, and in the case of all limited partners of BREP shall mean in the aggregate 99.99%, which aggregate percentage interest shall be allocated among the limited partners in the proportion that the number of LP Units held at each such date by a limited partner is of the total number of LP Units issued and outstanding at each such date. To such end, any person who was a partner at any time during such fiscal year but who has transferred all of such person’s LP Units before the least day of that fiscal year may be deemed to be a partner on the last day of such fiscal year for the purposes of subsection 96(1) of the Tax Act. Generally, the source and character of such income or losses so allocated to a partner at the end of each calendar quarter will be the same source and character as the income or loss earned or incurred by BREP in such calendar quarter.

However, any gain for Canadian tax purposes allocated by BRELP to BREP in respect of the disposition of the common shares of NA Holdco by BRELP, will be allocated for Canadian tax purposes firstly, in respect of any LP Units held by Brookfield that were acquired on the exchange of Redeemable/Exchangeable partnership units, such portion of the gain, if any, that would otherwise have been allocated for Canadian tax purposes to Brookfield in respect of the Redeemable/Exchangeable partnership units on the assumption that such units had not been exchanged for LP Units and remained Redeemable/Exchangeable partnership units, shall be allocated pro rata to Brookfield in respect of our LP Units acquired on the exchange of Redeemable/Exchangeable partnership units, and secondly, the remaining portion of the gain, if any, shall be allocated to LP Unitholders on a per LP Unit basis excluding: (i) LP Units owned by Brookfield immediately after November 28, 2011; and (ii) LP Units acquired by Brookfield pursuant to the Redemption-Exchange Mechanism. The foregoing summary, to the extent it states matters of Canadian or U.S. tax law or legal conclusions, is qualified in its entirety by the sections in this Form 20-F under Item 10.E entitled “Material Canadian Federal Income Tax Considerations” and “Material U.S. Federal Income Tax Considerations”.

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

Transfer of the General Partnership Interest

The Managing General Partner may transfer all or any part of its general partnership interest without first obtaining approval of any LP Unitholder. As a condition of this transfer, the transferee must (i) be an affiliate of the general partner of BRELP (or the transfer must be made concurrently with a transfer of the general partnership units of BRELP to an affiliate of the transferee), (ii) agree to assume the rights and duties of the Managing General Partner to whose interest that transferee has succeeded, (iii) agree to be bound by the provisions of the Amended and Restated Limited Partnership Agreement of BREP and (iv) furnish an opinion of counsel regarding limited liability and tax matters. Any transfer of the general partnership interest is subject to prior notice to and approval of the relevant Bermuda regulatory authorities. At any time, the shareholder of the Managing General Partner may sell or transfer all or part of its shares in the Managing General Partner without the approval of the LP Unitholders.

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

The Managing General Partner and the other indemnified persons described in the preceding paragraph do not have any obligation under the Amended and Restated Limited Partnership Agreement of BREP to present business or investment opportunities to Brookfield Renewable. These provisions will not affect any obligation of an indemnified person to present business or investment opportunities to Brookfield Renewable pursuant to the Relationship Agreement or any other separate written agreement between such persons.

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

Indemnification; Limitations on Liability

Under the Amended and Restated Limited Partnership Agreement of BREP, BREP is required to indemnify on an after-tax basis out of the assets of BREP to the fullest extent permitted by law the Managing General Partner, the Service Provider and any of their respective affiliates (and their respective officers, directors, agents, shareholders, partners, members and employees), any person who serves on a Governing Body of BREP, BRELP, a Holding Entity, Operating Entity or any other holding vehicle established by BREP and any other person designated by the Managing General Partner as an indemnified person, in each case, against all losses, claims, damages, liabilities, costs or expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, incurred by an indemnified person in connection with our investments and activities or by reason of their holding such positions, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person’s gross negligence, bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under the Amended and Restated Limited Partnership Agreement of BREP, (i) no such person shall be liable to BREP, the Managing General Partner or any LP Unitholder for any liabilities sustained or incurred as a result of any act or omission of such person, except to the extent there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that such liabilities resulted from such person’s gross negligence, bad faith, fraud, wilful misconduct, or in the case of a criminal matter, actions with knowledge that the conduct was unlawful and (ii) subject to applicable law, any matter that is approved by the independent directors of the Managing General Partner will not constitute a breach of the Amended and Restated Limited Partnership Agreement of BREP or any duties stated or implied by law or equity, including fiduciary duties. The Amended and Restated Limited Partnership Agreement of BREP requires us to advance funds to pay the expenses of an indemnified person in connection with a matter in which indemnification may be sought until it is determined that the indemnified person is not entitled to indemnification.

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

Upon its formation, BRELP issued two classes of units. The first class of units was issued to Brookfield and subsequently transferred to BREP and the second class of units, referred to as the Redeemable/Exchangeable partnership units, were issued to wholly-owned subsidiaries of Brookfield. Redeemable/Exchangeable partnership units are identical to the limited partnership units held by BREP, except as described below under “— Distributions” and “— Withdrawal of the General Partner” and except that they have the right of redemption described below under the heading “— Redemption-Exchange Mechanism”.

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

Brookfield’s aggregate interest in BREP, including its interest in the Managing General Partner and the BRELP GP LP, would be approximately 62% if it exercised its redemption right in full and BREP exercised its right of first refusal on BRELP’s Redeemable/Exchangeable partnership units redeemed. Brookfield’s total percentage interest in BREP would be increased if it participates in BRELP’s distribution reinvestment plan.

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

The table below sets forth, on a quarterly and aggregate basis, all management fees and incentive distributions that have been earned since Q1 2012.

(MILLIONS)	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Total 2012
Base management fee (1)	$6.6	$7.7	$10.3	$11.2	$35.8
Incentive distribution	-	-	-	-	-

Total	$6.6	$7.7	$10.3	$11.2	$35.8

	Q1 2013	Q2 2013	Q3 2013	Q4 2013	Total 2013
Base management fee (1)	$12.0	$10.9	$9.1	$8.9	$40.9
Incentive distribution	-	-	-	-	-

Total	$12.0	$10.9	$9.1	$8.9	$40.9
	Q1 2014	Q2 2014	Q3 2014	Q4 2014	Total 2014
Base management fee (1)	$11.1	$12.9	$13.8	$13.5	$51.3
Incentive distribution	0.6	0.6	0.6	0.6	2.4

Total	$11.7	$13.5	$14.4	$14.1	$53.7

(1)        Pursuant to our Master Services Agreement, we pay the Service Provider a fixed base management fee equal to $20 million amount is annually adjusted for inflation, with the first adjustment having been made on January 1, 2013, at an inflation factor based on year-over-year United States consumer price index) plus 1.25% of the amount by which the Total Capitalization Value exceeds an initial reference value determined based on its market capitalization immediately following combination of the assets of the Fund and Brookfield Power Renewable Assets into BREP. In the event that the measured Total Capitalization Value in a given period is less than the initial reference value, the Service Provider will receive only the Base Management Fee of $20 million annually (subject to an annual escalation by the specified inflation factor described above). The Base Management Fee is calculated and paid on a quarterly basis. For any quarter in which the Managing General Partner determines that there is insufficient available cash to pay the base management fee as well as the next regular distribution on our LP Units, we may elect to pay all or a portion of the base management fee in our LP Units or in limited partnership units of BRELP, subject to certain conditions.

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

No Limited Partner Approval

Subject to applicable law, the BRELP GP LP may generally make amendments to the Amended and Restated Limited Partnership Agreement of BRELP without the approval of any limited partner to reflect:

•         a change in the name of BRELP, the location of BRELP’s registered office or BRELP’s registered agent;

•         the admission, substitution or withdrawal or removal of partners in accordance with the Amended and Restated Limited Partnership Agreement of BRELP;

•         a change that its general partner determines is reasonable and necessary or appropriate for BRELP to qualify or to continue its qualification as an exempted limited partnership under the laws of Bermuda or a partnership in which the limited partners have limited liability under the laws of any jurisdiction or is necessary or advisable in the opinion of its general partner to ensure that BRELP will not be treated as an association taxable as a corporation or otherwise taxed as an entity for tax purposes;

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

•         any amendment that in the sole discretion of the BRELP GP LP is necessary or appropriate to reflect and account for the formation by BRELP of, or its investment in, any person, as otherwise permitted by the Amended and Restated Limited Partnership Agreement of BRELP;

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

Indemnification; Limitations on Liability

Under the Amended and Restated Limited Partnership Agreement of BRELP, BRELP is required to indemnify on an after-tax basis out of the assets and to the fullest extent permitted by law its general partner, the Service Provider and any of their respective affiliates (and their respective officers, directors, agents, shareholders, partners, members and employees), any person who serves on a Governing Body of BRELP, BREP, a Holding Entity, operating entity or any other holding vehicle established by BREP and any other person designated by its general partner as an indemnified person, in each case, against all losses, claims, damages, liabilities, costs or expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements and other amounts arising from any and all claims, demands, actions, suits or proceedings, incurred by an indemnified person in connection with its business, investments and activities or by reason of their holding such positions, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person’s gross negligence, bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under the Amended and Restated Limited Partnership Agreement of BRELP, (i) the liability of such persons has been limited only where their conduct involves gross negligence, bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful and (ii) subject to applicable law, any matter that is approved by the independent directors will not constitute a breach of any duties stated or implied by law or equity, including fiduciary duties. The Amended and Restated Limited Partnership Agreement of BRELP requires it to advance funds to pay the expenses of an indemnified person in connection with a matter in which indemnification may be sought until it is determined that the indemnified person is not entitled to indemnification. In addition, under the Amended and Restated Limited Partnership Agreement of BRELP, the general partner of BRELP, on behalf of

Brookfield, is required under certain circumstances to indemnify BRELP and BREP for U.S. federal income taxes imposed under Sections 897, 1445, or 1461 of the U.S. Internal Revenue Code of 1986, as amended, on BRELP or BREP as a result of the exercise of the redemption right or the exchange right by Brookfield or BREP, as the case may be, pursuant to the Amended and Restated Limited Partnership Agreement of BRELP.

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
			at December 31,2014
Medium-term notes	Maturity	Interest Rate	(in millions)
Series 3 (C$200 million)	2018	5.25%	C$200 million
Series 4 (C$150 million)	2036	5.84%	C$150 million
Series 6 (C$300 million)	2016	6.13%	C$300 million
Series 7 (C$450 million)	2020	5.14%	C$450 million
Series 8 (C$400 million)	2022	4.79%	C$400 million

Bond Indenture and Guarantees

The Bond Indenture provides for the issuance of one or more series of unsecured debentures or notes of Finco, a wholly-owned subsidiary of BREP, by way of supplemental indentures. The Bond Indenture amends and restates the trust indenture dated as of December 16, 2004, as amended, supplemented or restated, between Brookfield, Bank of New York Mellon and BNY Trust Company of Canada (the “Original Bond Indenture”). Finco then assumed Brookfield’s obligations in respect of the Series 3, Series 4, Series 6 and Series 7 notes issued under supplemental indentures to the Original Bond Indenture. The Amended and Restated Second Supplemental Indenture to the Original Bond Indenture, dated October 27, 2006, provides for the issue of C$200 million aggregate principal amount of Series 3 medium term notes and C$150 million aggregate principal amount of Series 4 medium term notes. The Amended and Restated Fourth Supplemental Indenture to the Original Bond Indenture, dated November 27, 2009, provides for the issue of C$300 million aggregate principal amount of Series 6 notes. The Fifth Supplemental Indenture to the Original Bond Indenture, dated November 27, 2009, provides for the issue of C$450 million aggregate principal amount of Series 7 notes. The Seventh Supplemental Indenture dated February 7, 2012, provides for the issue of C$400 million aggregate principal amount of the Series 8 Notes. The Finco Bonds are unconditionally guaranteed by BREP and the other Guarantors as to payment of the principal of, premium, if any, and interest on all debentures issued by Finco under the Bond Indenture from time to time and all other obligations and liabilities owing by Finco to the trustee under the Bond Indenture. Pursuant to the guarantees, each of the Guarantors has agreed to not enter into any transaction whereby all or substantially all of the undertaking, property and assets of the Guarantor would become the property of any other person unless the other person assumed the obligations of the Guarantor under the guarantee and certain other conditions are met or unless the transaction is between or among any one or more of Finco, the Guarantor, another Guarantor and/or any subsidiary of any of them. The rights, obligations and liabilities of a Guarantor will terminate in the event that it transfers all or substantially all of its assets to another Guarantor.

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

•         Guarantee by Euro Holdco, dated October 7, 2014, in favour of and BNY Trust Company of Canada (see Item 10.B “Memorandum and Articles of Association – Finco – Bond Indenture and Guarantees”);

•         Guarantee by Investco, dated February 26, 2015 in favour of and BNY Trust Company of Canada (see Item 10.B “Memorandum and Articles of Association – Finco – Bond Indenture and Guarantees”); and

•         Second Amended and Restated Master Services Agreement, dated February 26, 2015, by and among Brookfield Asset Management Inc., Brookfield Renewable Energy Partners L.P., Brookfield Renewable Energy L.P., and others (see Item 6.A “Directors and Senior Management – Our Master Services Agreement”).

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

If a U.S. Holder were to make an election to treat such U.S. Holder’s share of BREP’s interest in a PFIC as a “qualified electing fund”, such election a “ QEF Election ”, for the first year such holder were treated as holding such interest, then in lieu of the tax consequences described in the paragraph immediately above, the U.S. Holder would be required to include in income each year a portion of the ordinary earnings and net capital gains of the PFIC, even if not distributed to BREP or to the holder. A QEF Election must be made by a U.S. Holder on an entity-by-entity basis. To make a QEF Election, a U.S. Holder must, among other things, (i) obtain a PFIC annual information statement (through an intermediary statement supplied by BREP) and (ii) prepare and submit IRS Form 8621 with such U.S. Holder’s annual income tax return. To the extent reasonably practicable, BREP intends to timely provide U.S. Holders with the information necessary to make a QEF Election with respect to any BREP entity that the Managing General Partner and the BRELP General Partner believe is a PFIC with respect to a U.S. Holder. Any such election should be made for the first year BREP holds an interest in such entity or for the first year in which a U.S. Holder holds LP Units, if later. Non-corporate U.S. Holders making QEF Elections are also subject to special rules for determining their taxable income and basis in LP Units for purposes of the 3.8% Medicare tax (as described above under “— Medicare Tax”).

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

Based on the organizational structure of BREP, as well as BREP’s expected income and assets, the Managing General Partner and the BRELP General Partner currently believe that a U.S. Holder is unlikely to be regarded as owning an interest in a PFIC solely by reason of owning LP Units during the taxable year ending December 31, 2015. However, there can be no assurance that an existing BREP entity or a future entity in which BREP acquires an interest will not be classified as a PFIC with respect to a U.S. Holder, because PFIC status is a factual determination that depends on the assets and income of a given entity and must be made on an annual basis. Moreover, in order to ensure that it satisfies the Qualifying Income Exception, BREP may decide to hold an existing or future Operating Entity through a Holding Entity that would be classified as a PFIC. See “— Investment Structure” below.

            A U.S. person who directly or indirectly owns an interest in a PFIC may be required to file an annual report with the IRS, and the failure to file such report could result in the imposition of penalties on such U.S. person and in the extension of the statute of limitations with respect to federal income tax returns filed by such U.S. person. Each U.S. Holder should consult an independent tax adviser regarding the PFIC rules, including the potential effect of this legislation on such U.S. Holder’s filing requirements and the advisability of making a QEF Election or, if applicable, a mark-to-market election, with respect to any PFIC in which such holder is treated as owning an interest through BREP.

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

Foreign Account Tax Compliance

FATCA imposes a 30% withholding tax on “withholdable payments” made to a “foreign financial institution” or a “non-financial foreign entity”, unless such financial institution or entity satisfies certain information reporting or other requirements. Withholdable payments include certain U.S.-source income, such as interest, dividends, and other passive income. Beginning January 1, 2017, withholdable payments also include gross proceeds from the sale or disposition of property that can produce U.S.-source interest or dividends. Based on the organizational structure of BREP, as well as BREP’s expected income and assets, our Managing General Partner currently believes that BREP is unlikely to receive or to make any such “withholdable payments” subject to 30% withholding tax under FATCA. Moreover, we intend to comply with FATCA so as to ensure that the 30% withholding tax does not apply to withholdable payments, if any, received by BREP, BRELP, the Holding Entities or the Operating Entities. Nonetheless, the 30% withholding tax may apply to an LP Unitholder’s allocable share of distributions attributable to withholdable payments, if any, unless such LP Unitholder properly certifies its FATCA status on IRS Form W-8 or IRS Form W-9 (as applicable) and satisfies any additional requirements under FATCA.

In compliance with FATCA, information regarding certain LP Unitholders’ ownership of LP Units may be reported to the IRS or to a non-U.S. governmental authority. FATCA remains subject to modification by an applicable intergovernmental agreement between the United States and another country, such as the agreement in effect between the United States and Bermuda for cooperation to facilitate the implementation of FATCA, or by future Treasury Regulations or guidance. Each LP Unitholder should consult its own tax adviser regarding the consequences under FATCA of an investment in LP Units.

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

New Legislation or Administrative or Judicial Action

The U.S. federal income tax treatment of LP Unitholders depends, in some instances, on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. LP Unitholders should be aware that the U.S. federal income tax rules, particularly those applicable to partnerships, are constantly under review (including currently) by the Congressional tax-writing committees and other persons involved in the legislative process, the IRS, the U.S. Treasury Department and the courts, frequently resulting in revised interpretations of established concepts, statutory changes, revisions to regulations and other modifications and interpretations, any of which could adversely affect the value of LP Units and be effective on a retroactive basis. For example, changes to the U.S. federal tax laws and interpretations thereof could make it more difficult or impossible for BREP to be treated as a partnership that is not taxable as a corporation for U.S. federal income tax purposes, change the character or treatment of portions of BREP’s income (including changes that recharacterize certain allocations as potentially non-deductible fees), reduce the net amount of distributions available to LP Unitholders, or otherwise affect the tax considerations of owning LP Units. Such changes could also affect or cause BREP to change the way it conducts its activities and adversely affect the value of LP Units.

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

Material Canadian Federal Income Tax Considerations

The following is an accurate summary of the material Canadian federal income tax consequences under the Tax Act of the holding and disposition of our LP Units generally applicable to an LP Unitholder who, for the purposes of the Tax Act and at all relevant times, holds our LP Units as capital property, deals at arm’s length and is not affiliated with BREP, BRELP, the Managing General Partner, the BRELP General Partner, the BRELP GP LP or their respective affiliates (a “ Holder”). Generally, our LP Units will be considered to be capital property to a Holder, provided that the Holder does not use or hold our LP Units in the course of carrying on a business of trading or dealing in securities, and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

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

This summary is based on the current provisions of the Tax Act, all specific proposals to amend the Tax Act publicly announced by or on behalf of the Canadian Minister of Finance prior to the date hereof (the “Tax Proposals”) and the current published administrative and assessing policies and practices of the CRA. This summary assumes that all Tax Proposals will be enacted in the form proposed but no assurance can be given that the Tax Proposals will be enacted in the form proposed or at all.

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

BREP’s income as determined for purposes of the Tax Act may differ from its income as determined for accounting purposes and may not be matched by cash distributions. The above allocations of income for Canadian tax purposes are subject to a special allocation of income for Canadian tax purposes, that would allocate to Brookfield or certain of its affiliates for Canadian income tax purposes only, a portion of certain gains recognized in respect of a disposition of shares of NA Holdco which will reduce, to the extent provided in the relevant partnership agreement, the income for Canadian tax purposes, if any, allocated to LP Unitholders associated with such gains, if any. In addition, for purposes of the Tax Act, all income (or losses) of BREP and BRELP must be calculated in Canadian currency. Where BREP (or BRELP) holds investments denominated in U.S. dollars or other foreign currencies, gains and losses may be realized by BREP as a consequence of fluctuations in the relative values of the Canadian and foreign currencies.

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

Foreign taxes paid by BREP or BRELP and taxes withheld at source on amounts paid or credited to BREP or BRELP (other than for the account of a particular partner) will be allocated pursuant to the governing partnership agreement. Each Resident Holder’s share of the “business-income tax” and “non-business-income tax” paid to the government of a foreign country for a year will be creditable against its Canadian federal income tax liability to the extent permitted by the detailed foreign tax credit rules contained in the Tax Act. Although the foreign tax credit rules are designed to avoid double taxation, the maximum credit is limited. Because of this, and because of timing differences in recognition of expenses and income and other factors, the foreign tax credit rules may not provide a full foreign tax credit for the “business-income tax” and “non-business-income tax” paid by BREP or BRELP to the government of a foreign country. Under the Foreign Tax Credit Generator Rules, the foreign “business-income tax” or “non-business-income tax” allocated to a Resident Holder for the purpose of determining such Resident Holder’s foreign tax credit for any taxation year may be limited in certain circumstances, including where a Resident Holder’s share of BREP’s income under the income tax laws of any country (other than Canada) under whose laws any income of BREP is subject to income taxation (the “Relevant Foreign Tax Law”) is less than the Resident Holder’s share of such income for purposes of the Tax Act. For this purpose, a Resident Holder is not considered to have a lesser direct or indirect share of the income of BREP or BRELP under the Relevant Foreign Tax Law than for the purposes of the Tax Act solely because, among other reasons, of a difference between the Relevant Foreign Tax Law and the Tax Act in the manner of computing the income of BREP or BRELP or in the manner of allocating the income of BREP or BRELP because of the admission or withdrawal of a partner. No assurance can be given that the Foreign Tax Credit Generator Rules will not apply to any Resident Holder. If the Foreign Tax Credit Generator Rules apply, the allocation to a Resident Holder of foreign “business-income tax” or “non-business-income tax” paid by BREP or BRELP, and therefore such Resident Holder’s foreign tax credits, will be limited.

BREP and BRELP will be deemed to be a non-resident person in respect of certain amounts paid or credited or deemed to be paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Dividends or interest (other than interest exempt from Canadian federal withholding tax) paid or deemed to be paid by a person resident or deemed to be resident in Canada to BRELP will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. However, the CRA’s administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through the partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-resident partners may be entitled to under an applicable income tax treaty or convention, provided that the residency status and entitlement to the treaty benefits can be established. In determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to BRELP, the Managing General Partner and the BRELP General Partner expect the Holding Entities to look-through BRELP and BREP to the residency of BREP’s partners (including partners who are resident in Canada) and to take into account any reduced rates of Canadian federal withholding tax that non-resident partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to BRELP. However, there can be no assurance that the CRA would apply its administrative practice in this context. Under the Treaty, a Canadian-resident payer is required in certain circumstances to look-through fiscally transparent partnerships, such as BREP and BRELP, to the residency and Treaty entitlements of their partners and to take into account the reduced rates of Canadian federal withholding tax that such partners may be entitled to under the Treaty. Under the Amended and Restated Limited Partnership Agreement of BREP, the amount of any taxes withheld or paid by BREP, BRELP or the Holding Entities in respect of our LP Units may be treated either as a distribution to our LP Unitholders or as a general expense of BREP, as determined by the Managing General Partner in its sole discretion. However, the Managing General Partner’s current intention is to treat all such amounts as a distribution to our LP Unitholders.

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

Taxation of Capital Gains and Capital Losses

In general, one-half of a capital gain realized by a Resident Holder must be included in computing such Resident Holder’s income as a “taxable capital gain” (as defined in the Tax Act). One-half of a capital loss is deducted as an “allowable capital loss” (as defined in the Tax Act) against taxable capital gains realized in the year and any remainder may be deducted against net “taxable capital gains” in any of the three years preceding the year or any year following the year to the extent and under the circumstances described in the Tax Act. Special rules in the Tax Act may apply to disallow the one-half treatment on all or a portion of a capital gain realized on a disposition of our LP Units to a tax-exempt person or a non-resident person. Resident Holders contemplating such a disposition should consult their own tax advisers in this regard.

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax of 6  2/3 % on its “aggregate investment income” (as defined in the Tax Act) for the year, which is defined to include taxable capital gains.

Eligibility for Investment

Provided that our LP Units are listed on a “designated stock exchange”, which currently includes the TSX and the NYSE, our LP Units will be “qualified investments” under the Tax Act for a trust governed by an RRSP, deferred profit sharing plan, RRIF, registered education savings plan, registered disability savings plan, and TFSA. However, there can be no assurance that tax laws relating to “qualified investments" will not change. Taxes may be imposed in respect of the acquisition or holding of non-qualified investments by such registered plans and certain other taxpayers and with respect to the acquisition or holding of “prohibited investments” by a TFSA or an RRSP or RRIF.

Notwithstanding the foregoing, a holder of a TFSA or an annuitant under an RRSP or RRIF, as the case may be, will be subject to a penalty tax if our LP Units held in the TFSA, RRSP or RRIF are a “prohibited investment” for the TFSA, RRSP or RRIF, as the case may be. Generally, our LP Units will not be a “prohibited investment” if the holder of the TFSA or the annuitant under the RRSP or RRIF, as applicable, deals at arm’s length with BREP for purposes of the Tax Act and does not have a “significant interest” (as defined in the Tax Act for purposes of the prohibited investment rules) in BREP. Prospective holders who intend to hold our LP Units in a TFSA, RRSP or RRIF should consult with their own tax advisers regarding the application of the foregoing prohibited investment rules having regard to their particular circumstances.

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

            The following portion of the summary assumes that (i) our LP Units are not and will not, at any relevant time, constitute “taxable Canadian property” of any Non-Resident Holder and (ii) BREP and BRELP will not dispose of property that is “taxable Canadian property”. “Taxable Canadian property” includes, but is not limited to, property that is used or held in a business carried on in Canada and shares of corporations that are not listed on a “designated stock exchange” if more than 50% of the fair market value of the shares is derived from certain Canadian properties during the 60-month period immediately preceding the particular time. In general, our LP Units will not constitute “taxable Canadian property” of any Non-Resident Holder at a particular time, unless (a) at any time during the 60-month period immediately preceding the particular time, more than 50% of the fair market value of our LP Units was derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves “taxable Canadian property”), from one or any combination of (i) real or immovable property situated in Canada, (ii) “Canadian resource property”, (iii) “timber resource property”, and (iv) options in respect of, or interests in, or for civil law rights in, such property, whether or not such property exists, or (b) our LP Units are otherwise deemed to be “taxable Canadian property”. Since BREP’s assets will consist principally of units of BRELP, our LP Units would generally be “taxable Canadian property” at a particular time if the units of BRELP held by BREP derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves “taxable Canadian property”), more than 50% of their fair market value from properties described in (i) to (iv) above, at any time in the 60-month period preceding the particular time. The Managing General Partner and the BRELP General Partner do not expect our LP Units to be “taxable Canadian property” of any Non-Resident Holder and they do not expect BREP or BRELP to dispose of “taxable Canadian property”. However, no assurance can be given in these regards. See Item 3.D “Risk Factors — Risks Related to Taxation — Canada”.

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

BREP and BRELP will be deemed to be a non-resident person in respect of certain amounts paid or credited or deemed to be paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Dividends or interest (other than interest exempt from Canadian federal withholding tax) paid or deemed to be paid by a person resident or deemed to be resident in Canada to BRELP will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. However, the CRA’s administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through the partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-resident partners may be entitled to under an applicable income tax treaty or convention, provided that the residency status and entitlement to the treaty benefits can be established. In determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to BRELP, the Managing General Partner and the BRELP General Partner expect the Holding Entities to look-through BRELP and BREP to the residency of BREP’s partners (including partners who are resident in Canada) and to take into account any reduced rates of Canadian federal withholding tax that non-resident partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to BRELP. However, there can be no assurance that the CRA would apply its administrative practice in this context. Under the Treaty, a Canadian-resident payer is required in certain circumstances to look through fiscally transparent partnerships, such as BREP and BRELP, to the residency and Treaty entitlements of their partners and to take into account the reduced rates of Canadian federal withholding tax that such partners may be entitled to under the Treaty. Under the Amended and Restated Limited Partnership Agreement of BREP, the amount of any taxes withheld or paid by BREP, BRELP or the Holding Entities in respect of our LP Units may be treated either as a distribution to our LP Unitholders or as a general expense of BREP, as determined by the Managing General Partner in its sole discretion. However, the Managing General Partner’s current intention is to treat all such amounts as a distribution to our LP Unitholders.

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

ITEM 14.      MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.      CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

            Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (Exchange Act)), as of the end of the period covered by this Form 20-F. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2014, our disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that material information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. While disclosure controls and procedures and internal controls over financial reporting were adequate and effective we continue to implement certain measures to strengthen control processes and procedures.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including persons performing the functions of principal executive and principal financial officers for us, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2014, based on the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on evaluation under the Framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2014.

Internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Report of Independent Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2014  has been audited by Ernst & Young, Chartered Professional Accountants, Chartered Accountants, who have also audited our consolidated financial statements, as stated in their reports which are included herein.

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

Changes in Internal Control

            There was no change in our internal control over financial reporting during the year ended December 31, 2014, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16.      [RESERVED]

16.A            AUDIT COMMITTEE FINANCIAL EXPERT

Our Managing General Partner’s board of directors has determined that Patricia Zuccotti possesses specific accounting and financial management expertise and that she is the audit committee financial expert as defined by the SEC, and that she is independent within the meaning of the rules of the NYSE. Our Managing General Partner’s board of directors has also determined that other members of the Audit Committee have sufficient experience and ability in finance and compliance matters to enable them to adequately discharge their responsibilities.

16.B            CODE OF ETHICS

Brookfield Renewable has adopted a Code of Business Conduct and Ethics (‘‘Code’’) that applies to the members of the board of directors of our Managing General Partner, our partnership and any officers or employees of our Managing General Partner. The Code has been updated as of October 2014 and we have posted a copy of the current Code on our website at www.brookfieldrenewable.com/about/governance.

16.C            PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our Managing General Partner has retained Ernst & Young LLP to act as our partnership’s independent registered chartered accountants.

The table below summarizes the fees for professional services rendered by Ernst & Young LLP:

	2014	2013	2012
Audit Fees (1)	9,862,878	6,909,639	6,611,360
Audit-related fees (2) (3)	1,676,862	650,191	1,385,814
Tax fees (3) (4)	380,700	600,872	608,365

(1)           Audit fees relate to the fiscal year audit notwithstanding when the fees and expense were billed or when the services were rendered.

(2)           Audit-related fees relate primarily to services pertaining to financial due diligence, Sarbanes-Oxley readiness activities, capital market transactions, Form 20-F, NYSE listing and other securities related matters. Audit-related fees also include other services.

(3)           Includes fees for services invoiced during the fiscal year notwithstanding when the services were rendered.

(4)           Includes professional services related to tax compliance, tax advice and tax planning in connection with domestic and foreign operations and corresponding tax implications.

The audit committee of our Managing General Partner pre-approves all audit and non-audit services provided to our partnership by Ernst & Young LLP.

16.D            EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

None.

16.E            PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASER

BREP may from time-to-time, subject to applicable law, purchase LP Units for cancellation in the open market, provided that any necessary approval has been obtained. In December 2014, the TSX accepted a notice of BREP’s intention to commence a normal course issuer bid, which permits BREP to repurchase up to 7,100,000 issued and outstanding LP Units. The price to be paid for our LP Units under the normal course issuer bid will be the market price at the time of purchase. The actual number of LP Units to be purchased and the timing of such purchases will be determined by BREP, and all purchases will be made through the facilities of the TSX or the NYSE. Repurchases were authorized to commence on December 29, 2014 and will terminate on December 28, 2015 or earlier should BREP complete its repurchases prior to such date.  In addition, Brookfield has indicated that it may from time-to-time, subject to applicable law, purchase LP Units in the market without making an offer to all LP Unitholders.

Issuer Purchases of  Equity  Securities

Period	(a) Total Number of LP Units Purchased	(b) Average Price Paid per LP Unit	(c) Total Number of LP Units Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number (or Approximate Dollar Value) of LP Units that May Yet Be Purchased Under the Plans or Programs
Month #1 December 29 to December 31	Nil	Nil	Nil	7,100,000 issued and outstanding LP Units
Month #2 January 1 to January 31	Nil	Nil	Nil	7,100,000 issued and outstanding LP Units
Month #3 February 1 to February 27	Nil	Nil	Nil	7,100,000 issued and outstanding LP Units

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

4.2

Second Amended and Restated Master Services Agreement, dated February 26, 2015, by and among Brookfield Asset Management Inc., Brookfield Renewable Energy Partners L.P., Brookfield Renewable Energy L.P., and others.****

4.3

Relationship Agreement, dated November 28, 2011, by and among Brookfield Renewable Energy Partners L.P., Brookfield Renewable Energy L.P., the Service Provider,Brookfield Asset Management Inc., and others.*

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

4.7

Amended and Restated Guarantee Indenture, dated November 25, 2011, by and among the Guarantors from time to time party thereto, Brookfield Renewable Power Preferred Equity Inc., and Computershare Trust Company of Canada (Class A Preference Shares, Series 1).*

4.8

Amended and Restated Guarantee Indenture, dated November 25, 2011, by and among the Guarantors from time to time party thereto, Brookfield Renewable Power Preferred Equity Inc., and Computershare Trust Company of Canada (Class A Preference Shares, Series 2).*

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

4.15

Guarantee Indenture, dated October 11, 2012, by and among the Guarantors from time to time party thereto, Brookfield Renewable Power Preferred Equity Inc. and Computershare Trust Company of Canada (Class A Preference Shares, Series 3).*

4.16

Guarantee Indenture, dated October 11, 2012, by and among the Guarantors from time to time party thereto, Brookfield Renewable Power Preferred Equity Inc., and Computershare Trust Company of Canada (Class A Preference Shares, Series 4).*

4.17

Guarantee Indenture, dated January 29, 2013, by and among the Guarantors from time to time party thereto, Brookfield Renewable Power Preferred Equity Inc., and Computershare Trust Company of Canada (Class A Preference Shares, Series 5).*

4.18

Guarantee Indenture, dated May 1, 2013, by and among the Guarantors from time to time party thereto, Brookfield Renewable Power Preferred Equity Inc., and Computershare Trust Company of Canada (Class A Preference Shares, Series 6).*

4.19	Guarantee, dated October 7, 2014, by Brookfield BRP Europe Holdings (Bermuda) Limited and BNY Trust Company of Canada.****

4.20	Guarantee, dated February 26, 2015, by Brookfield Renewable Investments Limited and BNY Trust Company of Canada.****

4.21	Code of Business Conduct and Ethics, updated as of October 2014.****

8.1	List of all significant subsidiaries (as defined in §210-1.02(w) of Regulation S-X) of Brookfield Renewable Energy Partners L.P. (incorporated by reference to Item 4.C “Organizational Structure”).

12.1

Certification of Richard Legault, Chief Executive Officer of BRP Energy Group L.P., the Service Provider of Brookfield Renewable Energy Partners L.P., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.****

12.2

Certification of Nicholas Goodman, Chief Financial Officer of BRP Energy Group L.P., the Service Provider of Brookfield Renewable Energy Partners L.P., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.****

13.1

Certification of Richard Legault, Chief Executive Officer of BRP Energy Group L.P., the Service Provider of Brookfield Renewable Energy Partners L.P., pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes Oxley Act of 2002.****

13.2

Certification of Nicholas Goodman, Chief Financial Officer of BRP Energy Group L.P., the Service Provider of Brookfield Renewable Energy Partners L.P., pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes Oxley Act of 2002.****

15.1	Board of Directors Charter of the Managing General Partner of Brookfield Renewable Energy Partners L.P.****

15.2	Audit Committee Charter of the Managing General Partner of Brookfield Renewable Energy Partners L.P.****

15.3	Consent of Ernst & Young LLP.****

*	Filed as an exhibit to Amendment No. 6 to Registration Statement on Form 20-F on May 16, 2013, and incorporated herein by reference.
**	Filed as an exhibit to form 6-K on February 13, 2014, and incorporated herein by reference.
***	Filed as an exhibit to our 2013 form 20-F as filed in March 2014.
****	Filed herewith

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing this Form 20-F and that it has duly caused and authorized the undersigned to sign this Form 20-F on its behalf.

Dated: February 27, 2015	BROOKFIELD RENEWABLE ENERGY PARTNERS L.P. by its general partner, Brookfield Renewable Partners Limited

	By:	/s/ Nicholas Goodman
		Name:	Nicholas Goodman
		Title:	Chief Financial Officer of its Service Provider, BRP Energy Group L.P.

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.

 INDEX TO FINANCIAL STATEMENTS

Page

Audited Consolidated Financial Statements as at December 31, 2014, and 2013, and for the	F-2
Years Ended December 31, 2014, 2013 and 2012

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

Richard Legault                                                                                                Nicholas Goodman

Chief Executive Officer                                                                                       Chief Financial Officer

February 27, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners of Brookfield Renewable Energy Partners L.P.

We have audited the accompanying consolidated financial statements of Brookfield Renewable Energy Partners L.P. (“Brookfield Renewable”), which comprise the  consolidated balance sheets as at December 31, 2014 and 2013, and the related consolidated statements of income (loss), comprehensive income (loss), changes in equity and cash flows for each of the years in the three-year period ended December 31, 2014, and a summary of significant accounting policies and other explanatory information.

Management’s Responsibility for Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we comply with ethical requirements and plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the consolidated financial statements. The procedures selected depend on the auditor’s judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Brookfield Renewable Energy Partners L.P. as at December 31, 2014 and 2013 and its financial performance and their cash flows for each of the years in the three-year period ended December 31, 2014, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Brookfield Renewable’s internal control over financial reporting as of December 31, 2014, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 27, 2015 expressed an unqualified opinion on Brookfield Renewable’s internal control over financial reporting.

Toronto, Canada

February 27, 2015

INTERNAL CONTROL OVER FINANCIAL REPORTING

MANAGEMENT’S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Management of Brookfield Renewable Energy Partners, L.P. (“Brookfield Renewable”) is responsible for establishing and maintaining adequate internal control over financial reporting. Internal control over financial reporting is a process designed by, or under the supervision of, the Chief Executive Officer and the Chief Financial Officer and effected by the Board of Directors, management and other personnel to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board as defined in Regulation 240.13a–15(f) or 240.15d–15(f).

Management assessed the effectiveness of Brookfield Renewable’s internal control over financial reporting as of December 31, 2014, based on the criteria set forth in Internal Control – Integrated Framework (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concludes that, as of December 31, 2014, Brookfield Renewable’s internal control over financial reporting is effective. Management excluded from its design and assessment of internal control over financial reporting the internal controls of the Maine Hydroelectric Generation Portfolio, Pennsylvania Hydroelectric Generation Facility and Ireland Wind Portfolio, whose total assets, net assets, total revenues and net income on a combined basis constitute approximately 12%, 10%, 6% and 1%, respectively, of the consolidated financial statement amounts as of and for the year ended December 31, 2014.

Brookfield Renewable’s internal control over financial reporting as of December 31, 2014, has been audited by Ernst & Young LLP, the Independent Registered Public Accounting Firm, who also audited Brookfield Renewable’s consolidated financial statements for the year ended December 31, 2014. As stated in the Report of Independent Registered Public Accounting Firm, Ernst & Young LLP expressed an unqualified opinion on the effectiveness of Brookfield Renewable’s internal control over financial reporting as of December 31, 2014.

Richard Legault                                                                                                Nicholas Goodman

Chief Executive Officer                                                                                       Chief Financial Officer

February 27, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners of Brookfield Renewable Energy Partners L.P.

We have audited Brookfield Renewable Energy Partners L.P. (“Brookfield Renewable”)’s internal control over financial reporting as at December 31, 2014, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Brookfield Renewable’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Brookfield Renewable’s internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of the inherent limitations of internal control over financial reporting, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of the effectiveness of  the internal control over financial reporting to future periods are subject to the risk that the controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

As indicated in the accompanying Management’s Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the Maine Hydroelectric Generation Portfolio, Pennsylvania Hydroelectric Generation Facility and Ireland Wind Portfolio, which are included in the 2014 consolidated financial statements of Brookfield Renewable and constituted approximately 12% and 10% of total and net assets, respectively, as of December 31, 2014 and 6% and 1% of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of Brookfield also did not include an evaluation of the internal control over financial reporting of the Maine Hydroelectric Generation Portfolio, Pennsylvania Hydroelectric Generation Facility and Ireland Wind Portfolio.

In our opinion, Brookfield Renewable maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on the COSO criteria.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the 2014 consolidated financial statements of Brookfield Renewable and our report  dated February 27, 2015 expressed an unqualified  opinion on those financial statements.

Toronto, Canada

February 27, 2015

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31
(MILLIONS)	Notes	2014	2013
Assets
Current assets
Cash and cash equivalents	5	$150	$203
Restricted cash	6	232	169
Trade receivables and other current assets	7	201	204
Financial instrument assets	8	48	2
Due from related parties	9	63	48
		694	626
Financial instrument assets	8	18	15
Equity-accounted investments	10	273	290
Property, plant and equipment, at fair value	11	18,566	15,741
Deferred income tax assets	15	142	117
Other long-term assets	12	156	210
		$19,849	$16,999
Liabilities
Current liabilities
Accounts payable and accrued liabilities	13	$253	$229
Financial instrument liabilities	8	99	64
Due to related parties	9	79	110
Current portion of long-term debt	14	256	517
		687	920
Financial instrument liabilities	8	75	9
Long-term debt and credit facilities	14	7,422	6,106
Deferred income tax liabilities	15	2,637	2,265
Other long-term liabilities	16	147	163
		10,968	9,463
Equity
Non-controlling interests
Preferred equity	18	728	796
Participating non-controlling interests - in operating
subsidiaries	18	2,062	1,303
General partnership interest in a holding subsidiary
held by Brookfield	18	59	54
Participating non-controlling interests - in a holding subsidiary
- Redeemable/Exchangeable units held by Brookfield	18	2,865	2,657
Limited partners' equity	19	3,167	2,726
		8,881	7,536
		$19,849	$16,999

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of Brookfield Renewable Energy Partners L.P.:

Patricia Zuccotti Director	David Mann Director

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

FOR THE YEAR ENDED DECEMBER 31	Notes	2014	2013	2012
(MILLIONS, EXCEPT AS NOTED)
Revenues	9	$1,704	$1,706	$1,309
Other income		10	11	16
Direct operating costs	21	(524)	(530)	(486)
Management service costs	9	(51)	(41)	(36)
Interest expense – borrowings	14	(415)	(410)	(411)
Share of earnings from equity-accounted investments	10	3	9	(5)
Unrealized financial instruments gain (loss)	8	10	37	(23)
Depreciation	11	(548)	(535)	(483)
Other	11	3	(31)	(16)
Income (loss) before income taxes		192	216	(135)
Income tax recovery (expense)
Current	15	(18)	(19)	(14)
Deferred	15	29	18	54
		11	(1)	40
Net income (loss)		$203	$215	$(95)
Net income (loss) attributable to:
Non-controlling interests
Preferred equity	18	$38	$37	$16
Participating non-controlling interests - in
operating subsidiaries	18	51	41	(40)
General partnership interest in a holding
subsidiary held by Brookfield	18	1	1	(1)
Participating non-controlling interests - in a
holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	18	55	67	(35)
Limited partners' equity	19	58	69	(35)
		$203	$215	$(95)
Basic and diluted earnings (loss) per LP Unit		$0.42	$0.52	$(0.26)

The accompanying notes are an integral part of these consolidated financial statements.

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEAR ENDED DECEMBER 31	Notes	2014	2013	2012
(MILLIONS)
Net income (loss)		$203	$215	$(95)
Other comprehensive income (loss) that will not be
reclassified to net income (loss)
Revaluations of property, plant and equipment	10,11	1,700	(211)	784
Actuarial (losses) gains on defined benefit plans	20	(8)	12	(8)
Deferred income taxes on above items	15	(369)	104	(224)
Total items that will not be reclassified to net income (loss)		1,323	(95)	552
Other comprehensive income (loss) that may be reclassified to net income (loss)
Financial instruments designated as cash-flow hedges
(Losses) gains arising during the year	8	(60)	60	37
Reclassification adjustments for amounts recognized in
net income (loss)	8	-	(1)	(16)
Foreign currency translation		(398)	(501)	(145)
Deferred income taxes on above items	15	3	(11)	(1)
Total items that may be reclassified subsequently to net income (loss)		(455)	(453)	(125)
Other comprehensive income (loss)		868	(548)	427
Comprehensive income (loss)		$1,071	$(333)	$332
Comprehensive income (loss) attributable to:
Non-controlling interests
Preferred equity	18	$(31)	$(16)	$23
Participating non-controlling interests - in operating subsidiaries	18	310	140	(26)
General partnership interest in a holding subsidiary held by
Brookfield	18	8	(5)	3
Participating non-controlling interests - in a holding subsidiary -
Redeemable/Exchangeable units held by Brookfield	18	379	(224)	163
Limited partners' equity	19	405	(228)	169
		$1,071	$(333)	$332

The accompanying notes are an integral part of these consolidated financial statements.

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income								Participating
									General	non-controlling
									partnership	interests - in a
				Actuarial				Participating	interest in	holding subsidiary
				losses on		Total		non-controlling	a holding	- Redeemable
FOR THE YEAR ENDED DECEMBER 31	Limited	Foreign		defined		limited		interests - in	subsidiary	/Exchangeable
	partners'	currency	Revaluation	benefit	Cash flow	partners'	Preferred	operating	held by	units held by	Total
(MILLIONS)	equity	translation	surplus	plans	hedges	equity	equity	subsidiaries	Brookfield	Brookfield	equity

Balance, as at December 31, 2011	$(9)	$194	$3,015	$(8)	$(31)	$3,161	$241	$629	$64	$3,089	$7,184
Net income	(35)	-	-	-	-	(35)	16	(40)	(1)	(35)	(95)
Other comprehensive (loss) income	-	(69)	270	(3)	6	204	7	14	4	198	427
Preferred shares issued	-	-	-	-	-	-	252	-	-	-	252
Capital contributions (Note 18)	-	-	-	-	-	-	-	455	-	-	455
Distributions or dividends declared	(183)	-	-	-	-	(183)	(16)	(24)	(4)	(179)	(406)
Other	-	-	-	-	-	-	-	(6)	-	(3)	(9)
Change in period	(218)	(69)	270	(3)	6	(14)	259	399	(1)	(19)	624
Balance, as at December 31, 2012	$(227)	$125	$3,285	$(11)	$(25)	$3,147	$500	$1,028	$63	$3,070	$7,808

The accompanying notes are an integral part of these consolidated financial statements.

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income								Participating
									General	non-controlling
				Actuarial					partnership	interests - in a
				(losses)				Participating	interest in	holding subsidiary
				gains on		Total		non-controlling	a holding	- Redeemable
FOR THE YEAR ENDED DECEMBER 31	Limited	Foreign		defined		limited		interests - in	subsidiary	/Exchangeable
	partners'	currency	Revaluation	benefit	Cash flow	partners'	Preferred	operating	held by	units held by	Total
(MILLIONS)	equity	translation	surplus	plans	hedges	equity	equity	subsidiaries	Brookfield	Brookfield	equity
Balance, as at December 31, 2012	$(227)	$125	$3,285	$(11)	$(25)	$3,147	$500	$1,028	$63	$3,070	$7,808
Net income	69	-	-	-	-	69	37	41	1	67	215
Other comprehensive (loss) income	-	(208)	(111)	4	18	(297)	(53)	99	(6)	(291)	(548)
Preferred shares issued	-	-	-	-	-	-	349	-	-	-	349
Capital contributions (Note 18)	-	-	-	-	-	-	-	265	-	-	265
Distributions or dividends declared	(193)	-	-	-	-	(193)	(37)	(122)	(4)	(188)	(544)
Distribution reinvestment plan	2	-	-	-	-	2	-	-	-	-	2
Other	12	-	(14)	-	-	(2)	-	(8)	-	(1)	(11)
Change in period	(110)	(208)	(125)	4	18	(421)	296	275	(9)	(413)	(272)
Balance, as at December 31, 2013	$(337)	$(83)	$3,160	$(7)	$(7)	$2,726	$796	$1,303	$54	$2,657	$7,536

Balance, as at December 31, 2013	$(337)	$(83)	$3,160	$(7)	$(7)	$2,726	$796	$1,303	$54	$2,657	$7,536
Net income	58	-	-	-	-	58	38	51	1	55	203
Other comprehensive income (loss)	-	(158)	527	(2)	(20)	347	(69)	259	7	324	868
Issuance of LP Units (Note 18)
Net proceeds	285	-	-	-	-	285	-	-	-	-	285
Adjustment	(38)	-	-	-	-	(38)	-	-	1	37	-
Capital contributions (Note 18)	-	-	-	-	-	-	-	610	-	-	610
Distributions or dividends declared	(216)	-	-	-	-	(216)	(38)	(149)	(6)	(201)	(610)
Distribution reinvestment plan	3	-	-	-	-	3	-	-	-	-	3
Other	4	-	(2)	-	-	2	1	(12)	2	(7)	(14)
Change in period	96	(158)	525	(2)	(20)	441	(68)	759	5	208	1,345
Balance, as at December 31, 2014	$(241)	$(241)	$3,685	$(9)	$(27)	$3,167	$728	$2,062	$59	$2,865	$8,881

The accompanying notes are an integral part of these consolidated financial statements.

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31	Notes	2014	2013	2012
(MILLIONS)
Operating activities
Net income (loss)		$203	$215	$(95)
Adjustments for the following non-cash items:
Depreciation	11	548	535	483
Unrealized financial instrument (gain) loss	8	(10)	(37)	23
Share of earnings from equity accounted investments	10	(3)	(9)	5
Deferred income tax recovery	15	(29)	(18)	(54)
Other non-cash items		(9)	43	46
Dividends received from equity-accounted investments	10	30	16	12
Changes in due to or from related parties		(10)	(11)	15
Net change in working capital balances	22	(20)	1	(22)
		700	735	413
Financing activities
Long-term debt - borrowings	14	2,118	1,353	1,193
Long-term debt - repayments	14	(1,046)	(1,683)	(1,140)
Capital contributions from participating non-controlling interests -
in operating subsidiaries	18	610	265	434
Issuance of preferred shares	18	-	337	248
Issuance of LP Units	18	285	-	-
Distributions paid:
To participating non-controlling interests - in operating
subsidiaries and preferred equity	18	(188)	(157)	(38)
To unitholders of Brookfield Renewable or BRELP	19	(480)	(378)	(362)
		1,299	(263)	335
Investing activities
Acquisitions	4	(1,838)	(241)	(775)
Investment in:
Sustaining capital expenditures	11	(108)	(79)	(55)
Development and construction of renewable power
generating assets	11	(78)	(147)	(307)
Investment tax credits related to renewable power generating assets	11	23	-	209
Due to or from related parties		-	-	157
Investment in securities		(25)	-	(28)
Restricted cash and other		(11)	70	(29)
		(2,037)	(397)	(828)
Foreign exchange loss on cash		(15)	(9)	(8)
Cash and cash equivalents
(Decrease) increase		(53)	66	(88)
Balance, beginning of year		203	137	225
Balance, end of year		$150	$203	$137
Supplemental cash flow information:
Interest paid		$406	$388	$380
Interest received		10	11	16
Income taxes paid		33	29	10

The accompanying notes are an integral part of these consolidated financial statements.

brookfield renewable energy partners l.p.

notes to the consolidated financial statements

1.  organization and description of the business

The business activities of Brookfield Renewable Energy Partners L.P. (“Brookfield Renewable”) consist of owning a portfolio of renewable power generating facilities in the United States, Canada, Brazil and Europe.

Brookfield Renewable is a publicly traded limited partnership established under the laws of Bermuda pursuant to an amended and restated limited partnership agreement dated November 20, 2011.

The registered office of Brookfield Renewable is 73 Front Street, Fifth Floor, Hamilton HM12, Bermuda.

The immediate parent of Brookfield Renewable is its general partner, Brookfield Renewable Partners Limited (“BRPL”). The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (“Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as Brookfield in these financial statements.

Brookfield Renewable’s non-voting limited partnership units (“LP Units”) are traded under the symbol “BEP” on the New York Stock Exchange and under the symbol “BEP.UN” on the Toronto Stock Exchange.

2.  BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).  The accounting policies used in the consolidated financial statements are based on the IFRS applicable as at December 31, 2014, and encompasses individual IFRS, International Accounting Standards (“IAS”), and interpretations made by the International Financial Reporting Interpretations Committee (“IFRIC”) and the Standing Interpretations Committee (“SIC”). The policies set out below are consistently applied to all periods presented, unless otherwise noted.

These consolidated financial statements have been authorized for issuance by the Board of Directors of its general partner, BRPL, on February 27, 2015.

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

Brookfield Renewable has entered into a voting agreement with Brookfield, which provides Brookfield Renewable with control of the general partner of Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary.  Accordingly, Brookfield Renewable consolidates the accounts of BRELP and its subsidiaries. In addition, BRELP issued redeemable-exchangeable partnership units to Brookfield (“Redeemable/Exchangeable partnership units”), pursuant to which the holder may at its request require BRELP to redeem the Redeemable/Exchangeable partnership units for cash consideration. This right is subject to Brookfield Renewable’s right of first refusal which entitles it, at its sole discretion, to elect to acquire all of the Redeemable/Exchangeable partnership units so presented to BRELP that are tendered for redemption in exchange for LP Units.  As Brookfield Renewable, at its sole discretion, has the right to settle the obligation with LP Units, the Redeemable/Exchangeable partnership units are classified as equity of Brookfield Renewable (“Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield”).

Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control of the entities that own certain U.S., Brazil and Europe renewable power generating operations. These voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities. Refer to Note 9 - Related party transactions for further information.

The voting agreements do not represent business combinations in accordance with IFRS 3, Business Combinations (“IFRS 3”), as all combining businesses are ultimately controlled by Brookfield Asset Management both before and after the transactions were completed. Brookfield Renewable accounts for these transactions involving entities under common control in a manner similar to a pooling of interest which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 2(o)(ii) - Critical judgments in applying accounting policies - Common control transactions for Brookfield Renewable’s policy on accounting for transactions under common control.

(ii)        Equity-accounted investments and joint ventures

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

Brookfield Renewable generally determines the fair value of its property, plant and equipment by using a 20-year discounted cash flow model. This model incorporates future cash flows from long-term power purchase agreements that are in place where it is determined that the power purchase agreements are linked specifically to the related power generating assets. The model also includes estimates of future electricity prices, anticipated long-term average generation, estimated operating and capital expenditures, and assumptions about future inflation rates and discount rates by geographical location. Construction work-in-progress (“CWIP”) is revalued when sufficient information exists to determine fair value using the discounted cash flow method. Revaluations are made on an annual basis as at December 31 to ensure that the carrying amount does not differ significantly from fair value. For power generating assets acquired through business combinations during the year, Brookfield Renewable initially measures the assets at fair value consistent with the policy described in Note 2(l) – Business combinations.

Accordingly, in the year of acquisition, power generating assets are not revalued at year-end unless there is an indication that assets are impaired.

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

The depreciation of property, plant and equipment in Brazil is based on the duration of the authorization or the useful life of a concession asset. The weighted-average remaining duration at December 31, 2014 is 15 years (2013: 16 years). Since land rights are part of the concession or authorization, this cost is also subject to depreciation.

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

(iii)       Available-for-sale investments

Investments in publicly quoted equity and debt securities are categorized as available-for-sale when it is not Brookfield Renewable’s strategic intent to sell the securities and the securities were not acquired principally for their near-term sale.  Available-for-sale equity and debt investments are recorded at fair value with unrealized gains and losses recorded in OCI. Realized gains and losses are recorded in income when investments are sold and are calculated using the average carrying amount of securities sold.  If the fair value of an investment declines below the carrying amount, qualitative and quantitative assessments of whether the impairment is either signiﬁcant or prolonged is undertaken. All relevant facts and circumstances in this assessment are undertaken to determine, particularly the length of time and extent to which fair value has been less than the carrying amount.

(j) Revenue and expense recognition

Revenue from the sale of electricity is recorded when it is delivered. The revenue must be considered collectible and the costs incurred to provide the electricity to be measurable before recognizing the related revenue. Costs related to the purchases of power or fuel are recorded upon delivery. All other costs are recorded as incurred.

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

(l) Business combinations

The acquisition of a business is accounted for using the acquisition method.  The consideration for an acquisition is measured at the aggregate of the fair values, at the date of exchange, of the assets transferred, the liabilities incurred to former owners of the acquired business, and equity instruments issued by the acquirer in exchange for control of the acquired business. The acquired business’ identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 are recognized at their fair values at the acquisition date, except for income taxes which are measured in accordance with IAS 12, Income Taxes, share-based payments which are measured in accordance with IFRS 2, Share-based Payment and non-current assets that are classified as held-for-sale which are measured at fair value less costs to sell in accordance with IFRS 5, Non-Current Assets Held for Sale and Discontinued Operations. The non-controlling interest in the acquiree is initially measured at the non-controlling interest’s proportion of the net fair value of the identifiable assets, liabilities and contingent liabilities recognized.

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

(vii)     Government grants

Brookfield Renewable becomes eligible for government grants by constructing or purchasing renewable power generating assets, and by bringing those assets to commercial operation, coupled with a successful application to the applicable program or agency. The assessment of whether or not a project has complied with the conditions and that there is reasonable assurance the grants will be received will be undertaken on a case by case basis. Brookfield Renewable reduces the cost of the asset by the amount of the grant.  The grant amounts are recognized in income on a systematic basis as a reduction of depreciation over the periods, and in the proportions, in which depreciation on those assets is charged.

With respect to grants related to income, the government assistance (in the form of the difference between market price and guaranteed fixed price) typically becomes payable once electricity is produced and delivered to the relevant grid. It is at this point that the receipt of the grant becomes reasonably assured, and therefore the grant is recognized as revenue in the month that delivery of the electricity occurs.

(n) Critical estimates

Brookfield Renewable makes estimates and assumptions that affect the carrying value of assets and liabilities, disclosure of contingent assets and liabilities and the reported amount of income and OCI for the year. Actual results could differ from these estimates. The estimates and assumptions that are critical to the determination of the amounts reported in the consolidated financial statements relate to the following:

(i)         Property, plant and equipment

The fair value of Brookfield Renewable’s property, plant and equipment is calculated using estimates and assumptions about future electricity prices from renewable sources, anticipated long-term average generation, estimated operating and capital expenditures, future inflation rates and discount rates, as described in Note 11 - Property, plant and equipment, at fair value. Judgment is involved in determining the appropriate estimates and assumptions in the valuation of Brookfield Renewable’s property, plant and equipment. See Note 2(o)(iii) - Critical judgments in applying accounting policies - Property, plant and equipment for further details.

Estimates of useful lives and residual values are used in determining depreciation and amortization. To ensure the accuracy of useful lives and residual values, these estimates are reviewed on an annual basis.

(ii)        Financial instruments

Brookfield Renewable makes estimates and assumptions that affect the carrying value of its financial instruments, including estimates and assumptions about future electricity prices, long-term average generation, capacity prices, discount rates and the timing of energy delivery. Non-financial instruments are valued using estimates of future electricity prices which are estimated by considering broker quotes for the years in which there is a liquid market and, for the subsequent years, Brookfield Renewable’s best estimate of electricity prices that would allow new entrants into the market. The fair value of interest rate swaps is the estimated amount that another party would receive or pay to terminate the swap agreements at the reporting date, taking into account current market interest rates. This valuation technique approximates the net present value of future cash flows. See Note 8 - Risk management and financial instruments for more details.

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

(ii)        Common control transactions

Common control business combinations specifically fall outside of scope of IFRS 3 and as such management has used its judgment to determine an appropriate policy to account for these transactions, considering other relevant accounting guidance that is within the framework of principles in IFRS and that reflects the economic reality of the transactions, in accordance with IAS 8. As a result, the consolidated financial statements account for assets and liabilities acquired at the previous carrying value on the predecessor’s financial statements. Differences between the consideration given and the assets and liabilities received are recorded directly to equity.

(iii)         Property, plant and equipment

The accounting policy relating to Brookfield Renewable’s property, plant and equipment is described in Note 2(f) - Property, plant and equipment and revaluation method. In applying this policy, judgment is used in determining whether certain costs are additions to the carrying amount of the property, plant and equipment as opposed to repairs and maintenance. If an asset has been developed, judgment is required to identify the point at which the asset is capable of being used as intended and to identify the directly attributable costs to be included in the carrying value of the development asset. The useful lives of property, plant and equipment are determined by independent engineers periodically with an annual review by management.

Annually, Brookfield Renewable determines the fair value of its property, plant and equipment using a methodology that it has judged to be reasonable. The methodology is generally a 20-year discounted cash flow model. Twenty years is the period considered reasonable as Brookfield Renewable has 20-year capital plans and it believes a reasonable third party would be indifferent between extending the cash flows further in the model versus using a discounted terminal value.

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

Brookfield Renewable’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth by the year 2020. This year is viewed as the point when generators in North America must build additional capacity to maintain system reliability and provide an adequate level of reserve generation with the retirement of older coal-fired plants and with the Environmental Protection Agency emission compliance deadlines. Brookfield Renewable has estimated a discount to these new-build wind prices to determine renewable electricity prices for hydroelectric facilities. In Brazil, the estimate of future electricity prices is based on a similar approach as applied in North America using a forecast of the all-in cost of hydroelectric and wind development.

Terminal values are included in the valuation of hydroelectric assets in the United States and Canada.  For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset without consideration of potential renewal value.

Discount rates are determined each year by considering the current interest rates, average market cost of capital as well as the price risk and the geographical location of the operational facilities as judged by management. Inflation rates are also determined by considering the current inflation rates and the expectations of future rates by economists.  Operating costs are based on long-term budgets escalated for inflation.  Each operational facility has a 20-year capital plan that it follows to ensure the maximum life of its assets is achieved.  Foreign exchange rates are forecasted by using the spot rates and the available forward rates, extrapolated beyond the period available. The inputs described above to the discounted cash flow model require management to consider facts, trends and plans in making its judgments as to what derives a reasonable fair value of its property, plant and equipment.

(iv)      Financial instruments

The accounting policy relating to Brookfield Renewable’s financial instruments is described in Note 2(i) - Financial instruments. In applying the policy, judgments are made in applying the criteria set out in IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”), to record financial instruments at fair value through profit and loss, and the assessments of the effectiveness of hedging relationships.

(v)       Deferred income taxes

The accounting policy relating to Brookfield Renewable’s income taxes is described in Note 2(k) - Income taxes. In applying this policy, judgments are made in determining the probability of whether deductions, tax credits and tax losses can be utilized.

(p) New interpretation adopted by Brookfield Renewable

(i)      Levies Imposed by Governments

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

IFRIC 21 was adopted and applied by Brookfield Renewable on January 1, 2014, which had no material impact on the consolidated financial statements.

(q) Future changes in accounting policies

(i)         Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments (“IFRS 9”) which reflects all phases of the financial instruments project and replaces IAS 39, Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after 1 January 2018, with early application permitted. Retrospective application is required, but comparative information is not compulsory. Early application of previous versions of IFRS 9 (2009, 2010 and 2013) is permitted if the date of initial application is before 1 February 2015. Management is currently evaluating the impact of IFRS 9 on the consolidated financial statements.

(ii)         Amendments to IFRS 10 and IAS 28

The amendments to IFRS 10, Consolidated Financial Statements (“IFRS 10”) and IAS 28, Investments in Associates and Joint Ventures (2011) (“IAS 28”) address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28, in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if the assets are housed in a subsidiary. The amendments are effective for transactions occurring in annual periods beginning on or after 1 January 2016 with earlier application permitted. Management is currently evaluating the impact of the amendments to IFRS 10 and IAS 28 on the consolidated financial statements.

(iii)       Revenue recognition

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) was issued by the IASB on May 28, 2014. IFRS 15 outlines a single comprehensive model to account for revenue arising from contracts with customers and will replace the majority of existing IFRS requirements on revenue recognition including IAS 18, Revenue,  IAS 11, Construction Contracts and related interpretations. The core principle of the standard is to recognize revenue to depict the transfer of goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The standard has prescribed a five-step model to apply the principles. The standard also specifies how to account for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract. IFRS 15 is effective for annual periods beginning on or after January 1, 2017. Management is currently evaluating the impact of IFRS 15 on the consolidated financial statements.

3. PRINCIPAL SUBSIDIARIES

The following table lists the subsidiaries of Brookfield Renewable which, in the opinion of management, significantly affects its financial position and results of operations as at December 31, 2014:

	Jurisdiction of	Percentage of
	Incorporation	voting securities
	or Organization	owned or controlled
		(%)
Alta Wind VIII LLC(1)	Delaware	100
Barra do Braúna Energética S.A.	Brazil	100
BIF II Safe Harbor Holdings LLC(1)	Delaware	100
Black Bear Hydro Partners, LLC(1)	Delaware	100
Brookfield BRP Canada Corp.	Alberta	100
Brookfield BRP Holdings (Canada) Inc.	Ontario	100
Brookfield Energia Comercializadora Ltda	Brazil	100
Brookfield Power US Holding America Co.	Delaware	100
Brookfield Power Wind Prince LP	Ontario	100
Brookfield Smoky Mountain Hydropower LLC(1)	Delaware	100
Brookfield White Pine Hydro LLC(1)	Delaware	100
Catalyst Old River Hydroelectric Limited Partnership(2)	Louisiana	75
Comber Wind Limited Partnership	Ontario	100
Coram California Development, L.P.(1)	Delaware	100
Energética Campos de Cima da Serra Ltda	Brazil	100
Erie Boulevard Hydropower, L.P.	Delaware	100
Garracummer Wind Farm Limited(1)	Republic of Ireland	100
Gosfield Wind Limited Partnership	Ontario	100
Granite Reliable Power, LLC(1)	Delaware	89.5
Great Lakes Hydro America, LLC	Delaware	100
Great Lakes Power Limited	Ontario	100
Hawks Nest Hydro LLC	Delaware	100
Itiquira Energética S.A.	Brazil	100
Knockacummer Wind Farm Limited(1)	Republic of Ireland	100
Kwagis Power Limited Partnership	British Columbia	75
Lièvre Power L.P.	Québec	100
Mississagi Power Trust	Québec	100
Powell River Energy Inc.	Québec	100
Rumford Falls Hydro LLC	Delaware	100
Safe Harbor Water Power Corporation(1)	Pennsylvania	100
Serra Dos Cavalinhos II Energética S.A.	Brazil	100
Windstar Energy, LLC	California	100

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

Completed During 2014

Maine Hydroelectric Generation Portfolio

In January 2014, Brookfield Renewable acquired a 70 MW portfolio of hydroelectric facilities that are expected to generate 372 GWh annually (“Maine Hydro”). The acquisition was completed with institutional partners, and Brookfield Renewable retains an approximate 40% controlling interest in the portfolio. Total cash consideration was $244 million. The acquisition costs of $2 million were expensed as incurred.

If the acquisition had taken place at the beginning of the year the revenue from the acquisition would have been $21 million (unaudited) for the year ended December 31, 2014.

California Hydroelectric Generation Facility

In February 2014, Brookfield Renewable acquired the remaining 50% interest in a 30 MW hydroelectric facility in California (the “California Hydro Step Acquisition”). The total cash consideration was $11 million. The acquisition was completed with institutional partners, and Brookfield Renewable retains an approximate 22% controlling interest in the facility.

If the acquisition had taken place at the beginning of the year the revenue from the acquisition would have been $1 million (unaudited) for the year ended December 31, 2014.

Pennsylvania Hydroelectric Generation Facility

In March 2014, Brookfield Renewable acquired a 33% economic and 50% voting interest in a 417 MW hydroelectric facility in Pennsylvania (“Pennsylvania Hydro”) which is expected to generate 1,129 GWh annually. Total cash consideration was $295 million.  Brookfield Renewable accounted for its acquired 33% economic interest using the equity method.

In August 2014, Brookfield Renewable acquired the remaining 67% economic and 50% voting interest in Pennsylvania Hydro (the “Pennsylvania Hydro Step Acquisition”) for additional cash consideration of $614 million, and began consolidating the operating results, cash flows and net assets of Pennsylvania Hydro. Prior to the Pennsylvania Hydro Step Acquisition, Brookfield Renewable re-measured its previously held 33% economic interest to fair value, and the net impact of this re-measurement was not material. The Pennsylvania Hydro Step Acquisition was completed with institutional partners, and Brookfield Renewable retains an approximate 40% controlling interest. Total acquisition costs of $2 million relating to both the Pennsylvania Hydro and Pennsylvania Hydro Step Acquisition were expensed as incurred.

If the acquisition had taken place at the beginning of the year the additional revenue from the acquisition would have been $99 million (unaudited) for the year ended December 31, 2014.

Ireland Wind Portfolio

In June 2014, Brookfield Renewable acquired the wind portfolio of Bord Gáis Energy comprising 326 MW of operating wind capacity across 17 wind projects in  Ireland which is expected to generate 837 GWh annually. The acquisition was completed with institutional partners, and Brookfield Renewable retains an approximate 40% controlling interest. Total consideration of €524 million ($718 million) included €521 million ($713 million) in cash increased for post-closing adjustments. The acquisition costs of $12 million were expensed as incurred.

If the acquisition had taken place at the beginning of the year the revenue from the acquisition would have been $92 million (unaudited) for the year ended December 31, 2014.

Preliminary price allocations, at fair values, with respect to the acquisitions were as follows:

(MILLIONS)	Maine	California	Pennsylvania	Ireland	Total
Cash and cash equivalents	$7	$4	$15	$35	$61
Restricted cash	-	-	-	12	12
Trade receivables and other current assets	13	-	11	10	34
Property, plant and equipment, at fair value	220	81	1,040	1,075	2,416
Other long-term assets	6	-	-	-	6
Current liabilities	(1)	-	(4)	(75)	(80)
Long-term debt	-	(13)	(77)	(232)	(322)
Other long-term liabilities	(1)	(5)	(76)	(107)	(189)
Net assets acquired	$244	$67	$909	$718	$1,938

The estimated fair values of the assets acquired and liabilities assumed are expected to be finalized within 12 months of the acquisition date.

Completed During 2013

Northeastern United States Hydroelectric Generation Portfolio

In March 2013, Brookfield Renewable acquired a 100% interest in a 360 MW portfolio of hydroelectric facilities.  Total consideration was paid as follows: $57 million that included $55 million in cash and $2 million related to the pre-closing payments and working capital adjustments; holding and project level notes, with a face value of $700 million, were also assumed. The acquisition costs of $8 million were expensed as incurred. In September 2013, upon the closing of a private fund sponsored by Brookfield Asset Management, institutional partners co-invested 49.9% in these facilities for $205 million.

If the acquisition had taken place at the beginning of the year the revenue from the acquisition would have been $104 million (unaudited) for the year ended December 31, 2013.

California Wind Generation Portfolio

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

If the acquisition had taken place at the beginning of the year the revenue from the acquisition would have been $38 million (unaudited) for the year ended December 31, 2013.

Canadian Hydroelectric Generation Facility

In March 2013, Brookfield Renewable acquired the remaining 50% interest, previously held by its partner, in a hydroelectric facility in Canada taking its total investment to 100% (the “Canadian Hydro Step Acquisition”).

The Canadian Hydro Step Acquisition included cash consideration of $32 million and the assumption of the partner’s portion of the non-recourse debt.  Prior to the Canadian Hydro Step Acquisition, Brookfield Renewable’s financial interest amounted to $22 million.  Brookfield Renewable re-measured its previously held 50% interest to fair value and reversed any amounts previously recorded in OCI.  In addition, $30 million related to revaluation surplus on the initial 50% interest was reclassified within equity of which $14 million related to limited partners’ equity.

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

During the years ended December 31, 2014 and 2013, the purchase price allocations for the acquisitions in 2013 and 2012, respectively, were finalized. No material changes to the provisional purchase price allocations disclosed in the audited consolidated financial statements for 2013 and 2012 had to be considered for acquisitions made in the respective years.

Completed During 2012

California Wind Generation Portfolio

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

BAIF U.S. Holdings acquired 100% interests in two wind facilities in California. BAIF U.S. Holdings also acquired the remaining 50% interest in a wind facility, bringing Brookfield Renewable’s total investment to 100% (the “California Wind Step Acquisition”). Total consideration paid of $206 million for these interests included $180 million in cash and the settlement of certain liabilities.

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

These wind facilities are now all in commercial operation.

Brazil Hydroelectric Generation Facility

In July 2012, a Brookfield Americas Infrastructure Fund (“BAIF”) entity, in which Brookfield Renewable holds a 25% controlling interest, acquired a 100% interest in a hydroelectric facility in Brazil for cash consideration of $14 million. A bargain purchase gain of $12 million was recognized, from the excess fair value of the assets acquired over the consideration paid. The bargain purchase gain was recorded in Other, and acquisition costs were expensed at the acquisition date.

Southern United States Hydroelectric Generation Portfolio

In November 2012, BAIF U.S. Holdings acquired a 100% interest in a portfolio of hydroelectric facilities, located in Tennessee and North Carolina in the southern region of the United States, for cash consideration of $597 million. The acquisition costs of $7 million were expensed as incurred. If the acquisition had taken place at the beginning of the year, assuming long-term average generation, revenue would have increased by $56 million (unaudited) for the year ended December 31, 2012.

Purchase price allocations, at fair values, with respect to the acquisitions in 2012 were as follows:

			Southern
(MILLIONS)	California	Brazil	United States	Total
Current assets(1)	$50	$-	$4	$54
Property, plant and equipment, at fair value	748	32	594	1,374
Other long-term assets	9	-	-	9
Current liabilities	(102)	-	(1)	(103)
Long-term debt	(436)	(6)	-	(442)
Net assets acquired	$269	$26	$597	$892

(1)            Includes $49 million of cash and cash equivalents.

5. CASH AND CASH EQUIVALENTS

Brookfield Renewable’s cash and cash equivalents as at December 31 are as follows:

(MILLIONS)	2014	2013
Cash	$128	$164
Short-term deposits	22	39
	$150	$203

6. RESTRICTED CASH

Brookfield Renewable’s restricted cash as at December 31 is as follows:

(MILLIONS)	2014	2013
Development projects	$75	$42
Operations	238	202
Total	313	244
Less: non-current	(81)	(75)
Current	$232	$169

Refer to Note 12 – Other long-term assets for information on long-term restricted cash.

7. TRADE RECEIVABLES AND OTHER CURRENT ASSETS

Brookfield Renewable’s trade receivables and other current assets as at December 31 are as follows:

(MILLIONS)	2014	2013
Trade receivables	$91	$105
Other short-term receivables	40	65
Prepaids and others	70	34
	$201	$204

As at December 31, 2014, 99% (2013: 99%) of trade receivables were current. Trade receivables are generally on 30-day terms and credit limits are assigned and monitored for all counterparties. In determining the recoverability of trade receivables, management performs a risk analysis considering the type and age of the outstanding receivables and the credit worthiness of the counterparties.  Management also reviews trade receivable balances on an ongoing basis. Bad debt expense related to trade receivables is recognized at the time an account is deemed uncollectible. Accordingly, as at December 31, 2014 and 2013 an allowance for doubtful accounts was not deemed necessary.

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

Brookfield Renewable faces market risk from foreign currency assets and liabilities, the impact of changes in interest rates, and floating rate liabilities.  Market risk is managed by funding assets with financial liabilities in the same currency and with similar interest rate characteristics and holding financial contracts, such as interest rate swaps and foreign exchange contracts, to minimize residual exposures. Financial instruments held by Brookfield Renewable that are subject to market risk include borrowings and financial instruments, such as interest rate, currency and commodity contracts. The categories of financial instruments that can give rise to significant variability are described below:

(i) Electricity price risk

Electricity price risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by Brookfield Renewable will fluctuate because of changes in commodity prices.  Electricity price risk arises from the sale of Brookfield Renewable’s uncontracted generation. Brookfield Renewable aims to sell electricity under long-term contracts to secure stable prices and mitigate its exposure to wholesale markets.

The table below summarizes the impact of changes in the market price of electricity as at December 31.  The impact is expressed in terms of the effect on net income and OCI.  The sensitivities are based on the assumption that the market price changes by five percent with all other variables held constant.

Impact of a 5% change in the market price of electricity, on outstanding energy derivative contracts, for the year ended December 31:

	Effect on net income			Effect on OCI
(MILLIONS)	2014	2013	2012	2014	2013	2012
5% increase	$-	$-	$1	$(9)	$1	$-
5% decrease	-	-	(1)	9	(1)	-

(ii) Foreign currency risk

Foreign currency risk is defined for these purposes as the risk that the fair value of a financial instrument held by Brookfield Renewable will fluctuate because of changes in foreign currency rates.

Brookfield Renewable has exposure to the Canadian dollar, Brazil real and Euro through its investments in foreign operations. Consequently, fluctuations in the U.S. dollar exchange rate against these currencies increase the volatility of net income and other comprehensive income. Brookfield Renewable holds foreign currency contracts primarily to mitigate this exposure.

The table below summarizes the impact of changes in the exchange rate as at December 31. The impact is expressed in terms of the effect on income and OCI. The sensitivities are based on the assumption that the currency exchange rate changes by five percent with all other variables held constant.

Impact of a 5% change in U.S. dollar exchange rates, on outstanding foreign exchange swaps, for the year ended December 31:

	Effect on net income			Effect on OCI
(MILLIONS)	2014	2013	2012	2014	2013	2012
5% increase	$12	$-	$-	$19	$-	$-
5% decrease	(12)	-	-	(19)	-	-

(iii) Interest rate risk

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

Brookfield Renewable will enter into interest rate swaps designed to minimize the exposure to interest rate fluctuations on its variable rate debt.  Fluctuations in interest rates could impact Brookfield Renewable’s cash flows, primarily with respect to the interest payable against Brookfield Renewable’s variable rate debt, which is limited to certain subsidiary borrowings with a total principal value of $2,552 million (2013: $1,515 million). Of this principal value, $1,237 million (2013: $806 million) has been hedged through the use of interest rate swaps. The fair values of the recognized liability for the interest rate swaps were calculated using a valuation model with observable interest rates.

The table below summarizes the impact of changes in the interest rate as at December 31. The impact is expressed in terms of the effect on income and OCI. The sensitivities are based on the assumption that the interest rate changes by one percent with all other variables held constant.

Impact of a 1% change in interest rates, on outstanding interest rate swaps and variable rate debt, for the year ended December 31:

	Effect on net income			Effect on OCI
(MILLIONS)	2014	2013	2012	2014	2013	2012
1% increase	$(13)	$(7)	$(7)	$138	$96	$51
1% decrease	13	7	7	(138)	(96)	(51)

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

The maximum credit exposure at December 31 was as follows:

(MILLIONS)	2014	2013
Cash and cash equivalents	$150	$203
Restricted cash(1)	313	244
Trade receivables and other short-term receivables	131	170
Financial instrument assets	66	17
Due from related parties	63	48
	$723	$682

(1)            Includes both the current and long-term amounts.

(c) Liquidity risk

Liquidity risk is the risk that Brookfield Renewable cannot meet a demand for cash or fund an obligation when due.  Liquidity risk is mitigated by Brookfield Renewable’s cash and cash equivalent balances and its access to undrawn credit facilities. Details of the available portion of credit facilities are included in Note 14 – Long-term debt and credit facilities.  Brookfield Renewable also ensures that it has access to public capital markets and maintains a strong investment grade credit rating of BBB (high).

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

AS AT DECEMBER 31, 2014
(MILLIONS)	< 1 year	2-5 years	> 5 years	Total
Accounts payable and accrued liabilities	$253	$-	$-	$253
Financial instrument liabilities(1)	99	68	7	174
Due to related parties	79	-	-	79
Other long-term liabilities - concession payments	1	5	13	19
Long-term debt and credit facilities(1)	256	3,339	4,146	7,741
Interest payable on long-term debt(2)	392	1,287	1,468	3,147
Total	$1,080	$4,699	$5,634	$11,413

AS AT DECEMBER 31, 2013
(MILLIONS)	< 1 year	2-5 years	> 5 years	Total
Accounts payable and accrued liabilities	$229	$-	$-	$229
Financial instrument liabilities(1)	64	9	-	73
Due to related parties	110	-	-	110
Other long-term liabilities - concession payments	1	5	117	123
Long-term debt and credit facilities(1)	517	2,395	3,752	6,664
Interest payable on long-term debt(2)	364	1,199	1,640	3,203
Total	$1,285	$3,608	$5,509	$10,402

(1)            Includes both the current and long-term amounts.

(2)            Represents aggregate interest payable expected to be paid over the entire term of the obligations, if held to maturity. Variable rate interest payments have been calculated based on estimated interest rates.

Brookfield Renewable classifies its assets and liabilities as outlined below:

								Non-financial
	Cash, loans			Derivatives		Other		assets and
AS AT DECEMBER 31, 2014	and	Assets		used for		financial		non-financial
(MILLIONS)	receivables	(liabilities)(1)		hedging		liabilities		liabilities		Total
Cash and cash equivalents	$150		$-		$-		$-		$-		$150
Restricted cash	232	-	-	-	-	-	-	-	-	-	232
Trade receivables and other current assets(2)	201		-		-		-		-		201
Due from related parties(2)	63		-		-		-		-		63
Financial instrument assets(3)	-		14		52		-		-		66
Equity-accounted investments	-		-		-		-		273		273
Property, plant and equipment, at fair value	-		-		-		-		18,566		18,566
Deferred income tax assets	-		-		-		-		142		142
Other long-term assets	92		31		-		-		33		156
Total assets	$738		$45		$52		$-		$19,014		$19,849
Accounts payable and accrued liabilities(2)	$-		$-		$-		$253		$-		$253
Financial instrument liabilities(3)	-		-		174		-		-		174
Due to related parties(2)	-		-		-		79		-		79
Long-term debt and credit facilities(2)(3)	-		-		-		7,678		-		7,678
Deferred income tax liabilities	-		-		-		-		2,637		2,637
Other long-term liabilities	-		-		-		147		-		147
Total liabilities	$-		$-		$174		$8,157		$2,637		$10,968

(1)            Measured at fair value with all gains and losses recorded in the consolidated statement of income (loss).

(2)            Measured at fair value at inception and subsequently recorded at amortized cost using the effective interest rate method.

(3)            Includes both the current and long-term amounts.

				Non-financial
	Cash, loans	Derivatives	Other	assets and
AS AT DECEMBER 31, 2013	and	used for	financial	non-financial
(MILLIONS)	receivables	hedging	liabilities	liabilities	Total
Cash and cash equivalents	$203	$-	$-	$-	$203
Restricted cash	169	-	-	-	169
Trade receivables and other current assets(1)	204	-	-	-	204
Due from related parties(1)(2)	48	-	-	-	48
Financial instrument assets(2)	-	17	-	-	17
Equity-accounted investments	-	-	-	290	290
Property, plant and equipment, at fair value	-	-	-	15,741	15,741
Deferred income tax assets	-	-	-	117	117
Other long-term assets	96	-	-	114	210
Total assets	$720	$17	$-	$16,262	$16,999
Accounts payable and accrued liabilities(1)	$-	$-	$229	$-	$229
Financial instrument liabilities(2)	-	73	-	-	73
Due to related parties(1)	-	-	110	-	110
Long-term debt and credit facilities(1)(2)	-	-	6,623	-	6,623
Deferred income tax liabilities	-	-	-	2,265	2,265
Other long-term liabilities	-	-	163	-	163
Total liabilities	$-	$73	$7,125	$2,265	$9,463

(1)            Measured at fair value at inception and subsequently recorded at amortized cost using the effective interest rate method.

(2)            Includes both the current and long-term amounts.

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

A fair value measurement of a non-financial asset is the consideration that would be received in an orderly transaction between market participants, considering the highest and best use of the asset.

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

The following table presents Brookfield Renewable’s assets and liabilities measured and disclosed at fair value classified by the fair value hierarchy as at December 31:

(MILLIONS)	Level 1	Level 2	Level 3	2014	2013
Assets measured at fair value:
Cash and cash equivalents	$150	$-	$-	$150	$203
Restricted cash(1)	313	-	-	313	244
Financial instrument assets(1)
Energy derivative contracts	-	31	-	31	-
Interest rate swaps	-	-	-	-	17
Foreign exchange swaps	-	35	-	35	-
Available-for-sale investments(2)	31	-	-	31	-
Property, plant and equipment	-	-	18,566	18,566	15,741
Liabilities measured at fair value:
Financial instrument liabilities(1)
Energy derivative contracts	-	-	-	-	(3)
Interest rate swaps	-	(170)	-	(170)	(70)
Foreign exchange swaps	-	(4)	-	(4)	-
Liabilities for which fair value is disclosed:
Long-term debt and credit facilities	-	(8,434)	-	(8,434)	(7,128)
Total	$494	$(8,542)	$18,566	$10,518	$9,004

(1)       Includes both the current and long-term amounts.

(2)       Available-for-sale investments represent investment in securities (see Note 12 – Other long-term assets).

There were no transfers between levels during the year ended December 31, 2014.

The aggregate amount of Brookfield Renewable’s net financial instrument positions as at December 31 are as follows:

	2014			2013
			Net (Assets)
(MILLIONS)	Assets	Liabilities	Liabilities	Net Liabilities
Energy derivative contracts	$31	$-	$(31)	$3
Interest rate swaps	-	170	170	53
Foreign exchange swaps	35	4	(31)	-
Total	66	174	108	56
Less: current portion	48	99	51	62
Long-term portion	$18	$75	$57	$(6)

The following table presents the change in Brookfield Renewable’s total net financial instrument liability position as at and for the year ended December 31:

(MILLIONS)	Note	2014	2013	2012
Balance, beginning of year		$56	$145	$114
Increases (decreases) in the net financial instrument liability position:
Unrealized loss (gain) through income on energy derivative contracts	(a)	3	(18)	(16)
Unrealized (gain) loss through OCI on energy derivative
contracts	(a)	(37)	7	4
Unrealized (gain) loss through income on interest rate swaps	(b)	-	(19)	12
Unrealized loss (gain) through OCI on interest rate swaps	(b)	93	(65)	(4)
Unrealized (gain) through income on foreign exchange swaps	(c)	(13)	-	-
Unrealized (gain) through OCI on foreign exchange swaps	(c)	(65)	-	-
Acquisitions, settlements and other		71	6	35
Balance, end of year		$108	$56	$145

Derivative liabilities not designated as hedging instruments:
Energy derivative contracts	(a)	$-	$-	$13
Interest rate swaps	(b)	-	-	67
Net positions		$-	$-	$80

Derivative liabilities designated as hedging instruments:
Energy derivative contracts	(a)	$-	$3	$-
Interest rate swaps	(b)	170	68	65
Foreign exchange swaps	(c)	$4	$-	$-
Net positions		$174	$71	$65
Derivative assets not designated as hedging instruments:
Foreign exchange swaps	(c)	$(14)	$-	$-
Net positions		$(14)	$-	$-
Derivative assets designated as hedging instruments:
Energy derivative contracts	(a)	$(31)	$-	$-
Interest rate swaps	(b)	-	(15)	-
Foreign exchange swaps	(c)	(21)	-	-
Net positions		$(52)	$(15)	$-

Total net positions		$108	$56	$145

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

For the year ended December 31, 2014, gains of $4 million, relating to energy derivative contracts were realized and reclassified from OCI to net income (loss) (2013 and 2012: $nil).

Based on market prices as of December 31, 2014, unrealized gains of $18 million (2013: $3 million loss and 2012: $4 million loss) recorded in accumulated other comprehensive income (“AOCI”) on energy derivative contracts are expected to be settled or reclassified into income in the next twelve months. The actual amount reclassified from AOCI, however, could vary due to future changes in market prices.

(b)   Interest rate swaps

Brookfield Renewable has entered into interest rate swap contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing.  All interest rate swap contracts are recorded in the consolidated financial statements at an amount equal to fair value.

At December 31, 2014, agreements with a total notional value of $2,119 million were outstanding (2013: $1,600 million) including notional values of $9 million (2013: $10 million) associated with agreements that are not formally designated as hedging instruments. The fixed interest rates resulting from these agreements range from 0.38% to 5.54% (2013: 0.38% to 5.30%).

For the year ended December 31, 2014, losses of $4 million, relating to cash flow hedges were realized and reclassified from OCI to net income (loss) (2013: losses of $1 million and 2012: $16 million loss).

Based on market prices as of December 31, 2014, unrealized losses of $95 million (2013: $ 59 million loss and 2012: $109 million loss) recorded in AOCI on interest rate swaps are expected to be settled or reclassified into income in the next twelve months. The actual amount reclassified from AOCI, however, could vary due to future changes in market rates.

(c)   Foreign exchange swaps

Brookfield Renewable has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.

At December 31, 2014, agreements with a total notional value of $656 million were outstanding (2013: $nil) including $254 million (2013: $nil) associated with agreements that are not formally designated as hedging instruments.

Based on market prices as of December 31, 2014, unrealized gains of $26 million (2013 and 2012: $nil) recorded in AOCI on foreign exchange swaps are expected to be settled or reclassified into income in the next twelve months. The actual amount reclassified from AOCI, however, could vary due to future changes in market rates.

9.  related party transactions

Brookfield Renewable’s related party transactions are recorded at the exchange amount.  Brookfield Renewable’s related party transactions are primarily with Brookfield Asset Management and its subsidiaries. Brookfield Renewable and Brookfield had entered into, or amended, the following material agreements:

Principal Agreements

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

Master Services Agreement

Brookfield Renewable entered into an agreement with Brookfield Asset Management pursuant to which Brookfield Asset Management has agreed to provide oversight of the business and provide the services of senior officers to Brookfield Renewable for a management service fee.  The fee is paid on a quarterly basis and has a fixed quarterly component of $5 million and a variable component calculated as a percentage of the increase in the total capitalization value of Brookfield Renewable over an initial reference value (subject to an annual escalation by a specified inflation factor beginning on January 1, 2013). Total capitalization value as of December 31, 2014 is $11 billion, which against the initial reference value of $8 billion and factoring in the annual amount of $20 million (as adjusted for inflation), resulted in a management service fee payment for the year ended December 31, 2014 of $51 million (2013: $41 million, 2012: $36 million).

BRELP Voting Agreement

In 2011, we entered into a voting agreement with Brookfield pursuant to which Brookfield Renewable, through BRPL, has a number of voting rights, including the right to direct all eligible votes in the election of the directors of BRELP’s general partner.

Revenue Agreements

Contract Amendments

In 2011, two long-term power purchase agreements associated with the generating assets in Ontario held by the Mississagi Power Trust (“MPT”), and Great Lakes Power Limited (“GLPL”) were amended.

The amended GLPL power purchase agreement requires Brookfield to support the price that GLPL receives for energy generated by certain facilities in Canada at a price of C$82 per MWh subject to an annual adjustment equal to 40% of the Consumer Price Index (“CPI”) in the previous year.  The GLPL agreement has an initial term to 2029, and the contract automatically renews for successive 20-year periods with certain termination provisions.  If the contract is not terminated prior to 2029, the price under this agreement reverts back to the original C$68 per MWh subject to an annual adjustment equal to 40% of the CPI for each year.

The amended MPT power purchase agreement requires Brookfield to purchase the energy generated at a price of C$103 per MWh subject to an annual adjustment equal to 20% of the CPI in the previous year.  The MPT contract terminates on December 1, 2029 and MPT has been granted the unilateral option to terminate the agreement, on 120 days written notice, at certain times between 2017 and 2024.

Energy Revenue Agreement

In 2011, an agreement was entered into between Brookfield and Brookfield Power U.S. Holdings America Co. (“BPUSHA”) that indirectly owns substantially all of the U.S. facilities of Brookfield Renewable. Brookfield will support the price that BPUSHA receives for energy generated by certain facilities in the United States at a price $75 per MWh. This price is to be increased annually on January 1 by an amount equal to 40% of the increase in the CPI during the previous calendar year, but not exceeding an increase of 3% in any calendar year. This agreement will have an initial term of 20 years, with automatic renewals for successive 20-year periods with certain termination provisions.

Other Revenue Agreements

Pursuant to a 20-year power purchase agreement, Brookfield purchases all energy from several power facilities in Maine and New Hampshire held by Great Lakes Holding America (“GLHA”) at $37 per MWh.  The energy rates are subject to an annual adjustment equal to 20% of the increase in the CPI during the previous year.

Pursuant to a 20-year power purchase agreement, Brookfield purchases all energy from Lievre Power in Quebec at C$68 per MWh.  The energy rates are subject to an annual adjustment equal to the lesser of 40% of the increase in the CPI during the previous calendar year or 3%.

Pursuant to a power guarantee agreement, Brookfield will purchase all energy from the two facilities of Hydro Pontiac Inc. at a price of C$68 per MWh, to be increased annually each calendar year beginning in 2010 by an amount equal to 40% of the increase in the CPI during the previous calendar year.  This power guarantee agreement is scheduled to commence in 2019 for one facility and in 2020 for the other, upon the expiration of existing power agreements.  This agreement has an initial term to 2029 and automatically renews for successive 20-year period with certain termination provisions.

Pursuant to a 10-year Wind Levelization agreement expiring in 2019, Brookfield mitigates any potential wind variation from the expected annual generation of 506 GWh with regards to the Prince Wind assets in Ontario.  Any excess generation compared to the expected generation results in a payment from Brookfield Renewable to Brookfield, while a shortfall would result in a payment from Brookfield to Brookfield Renewable.

Power Services Agreements

Power Agency Agreements

Certain Brookfield Renewable subsidiaries have entered into Power Agency Agreements appointing Brookfield as the exclusive agent of the owner in respect of the sales of electricity, including the procurement of transmission and other additional services.  In addition, Brookfield will schedule, dispatch and arrange for transmission of the power produced and the power supplied to third-parties in accordance with prudent industry practice. Pursuant to each Agreement, Brookfield will be entitled to be reimbursed for any third-party costs incurred, and, in certain cases, receives an additional fee for its services in connection with the sale of power and for providing the other services.

Energy Marketing Agreement

Brookfield has agreed to provide energy marketing services to Brookfield Renewable’s North American businesses. Under this Agreement, Brookfield Renewable pays an annual energy marketing fee of $18 million per year (subject to increase by a specified inflation factor beginning on January 1, 2013). See Note 21 - Direct operating costs.

Voting Agreements

Brookfield Renewable entered into voting agreements with Brookfield whereby Brookfield, as managing member of entities related to the Brookfield Americas Infrastructure Fund (the “BAIF Entities”) in which Brookfield Renewable holds investments in certain United States and Brazil power generating operations with institutional investors, agreed to assign to Brookfield Renewable their voting rights to elect the Boards of Directors of the BAIF Entities. Brookfield Renewable’s economic interests in the BAIF Entities in the United States and Brazil are 22% and 25%, respectively.

Brookfield Renewable entered into voting agreements with certain Brookfield subsidiaries whereby these subsidiaries, as managing members of entities related to Brookfield Infrastructure Fund II (the “BIF II Entities”) in which Brookfield Renewable holds investments in certain United States and Europe power generating operations with institutional investors, agreed to provide to Brookfield Renewable the authority to direct the election of the Boards of Directors of the BIF II Entities. Brookfield Renewable’s economic interests in the BIF II Entities are between 40% and 50.1%.

The following table reflects the related party agreements and transactions on the consolidated statements of income (loss), for the year ended December 31:

(MILLIONS)	2014	2013	2012
Revenues
Power purchase and revenue agreements	$433	$456	$376
Wind levelization agreement	6	6	2
	$439	$462	$378
Direct operating costs
Energy purchases	$(9)	$(36)	$(40)
Energy marketing fee	(21)	(20)	(18)
Insurance services	(29)	(26)	(18)
	$(59)	$(82)	$(76)
Management service costs	$(51)	$(41)	$(36)

The following table reflects the impact of the related party agreements and transactions on the consolidated balance sheets as at December 31:

(MILLIONS)	Related party	2014	2013
Current assets
Due from related parties
Amounts due from	Brookfield	$54	$36
	Equity accounted investments and other	9	12
		$63	$48
Current liabilities
Due to related parties
Amount due to	Brookfield	$56	$48
Accrued distributions payable on LP
Units and Redeemable/Exchangeable
partnership units	Brookfield	21	62
Amount due to	Equity accounted investments and other	2	-
		$79	$110

Current assets

Amounts due from Brookfield are non-interest bearing, unsecured and due on demand.

Current liabilities

Amounts due to Brookfield are unsecured, payable on demand and relate to recurring transactions.

With the change in timing of the quarterly distributions that took effect in the first quarter of 2014, the distribution payable as at December 31, 2014 represents distributions declared with respect to one month in the fourth quarter of 2014. Distributions payable as at December 31, 2013 represented the distribution declared for the fourth quarter of 2013.

10. EQUITY-ACCOUNTED INVESTMENTS

The following are Brookfield Renewable’s equity-accounted investments as at December 31:

	Principal place	Ownership	Carrying value
	of business	interest
(MILLIONS)%			2014	2013
Bear Swamp Power Co. L.L.C.	United States	50	$177	$138
Galera Centrais Eletricas S.A.	Brazil	50	38	58
Pingston Power Inc.	Canada	50	56	51
Brookfield Americas Infrastructure Fund Investees	United States		-	40
Brookfield Infrastructure Fund II Investees	United States,
	Europe	14 - 50	2	3
			$273	$290

The following table outlines the changes in Brookfield Renewable’s equity-accounted investments for the year ended December 31:

(MILLIONS)	2014	2013	2012
Balance, beginning of year	$290	$344	$405
Acquisitions (see Note 4):
California Wind Step Acquisition	-	-	(63)
California Hydro Step Acquisition	(39)	-	-
Canada Hydro Step Acquisition	-	(19)	-
Revaluation recognized through OCI	56	(15)	16
Share of OCI	1	1	-
Share of net income (loss)	3	9	(5)
Dividends declared	(27)	(18)	(12)
Foreign exchange loss	(11)	(12)	(5)
Other	-	-	8
Balance, end of year	$273	$290	$344

The following tables summarize certain financial information of equity-accounted investments:

(MILLIONS)		2014	2013
As at December 31:
Current assets		$42	$54
Property, plant and equipment, at fair value		708	726
Other assets		74	93
Current liabilities		27	27
Long-term debt		184	202
Other liabilities		70	64

(MILLIONS)	2014	2013	2012
For the year ended December 31
Revenue	$109	$110	$106
Net income (loss)	6	19	(12)
Share of net income (loss)
Cash earnings	26	21	13
Non-cash loss	(23)	(12)	(18)

11.   PROPERTY, PLANT AND EQUIPMENT, AT FAIR VALUE

The following table presents a reconciliation of property, plant and equipment at fair value:

				Co-
(MILLIONS)	Hydroelectric(1)	Wind energy	CWIP	generation	Total
As at December 31, 2011	$12,079	$1,450	$386	$87	$14,002
Additions	2	-	315	-	317
Acquisitions through business combinations	618	581	175	-	1,374
Investment tax credit	(13)	(196)	-	-	(209)
Transfers and other	107	429	(558)	4	(18)
Items recognized through OCI
Change in fair value	637	62	82	(13)	768
Foreign exchange	(70)	40	(8)	2	(36)
Items recognized through net income
Change in fair value	(20)	(4)	-	11	(13)
Depreciation	(349)	(113)	-	(21)	(483)
As at December 31, 2012	$12,991	$2,249	$392	$70	$15,702
Additions	18	-	225	-	243
Acquisitions through business combinations	927	430	30	-	1,387
Investment tax credit	(24)	-	-	-	(24)
Transfers and other	183	(4)	(205)	-	(26)
Items recognized through OCI
Change in fair value	(215)	8	24	(19)	(202)
Foreign exchange	(672)	(90)	(25)	(2)	(789)
Items recognized through net income
Change in fair value	(21)	(3)	-	9	(15)
Depreciation	(381)	(142)	-	(12)	(535)
As at December 31, 2013	$12,806	$2,448	$441	$46	$15,741
Additions	7	34	173	-	214
Acquisitions through business combinations	1,325	1,057	34	-	2,416
Transfers and other	377	31	(423)	-	(15)
Items recognized through OCI
Change in fair value	1,587	57	-	-	1,644
Foreign exchange	(671)	(222)	(15)	(2)	(910)
Items recognized through net income
Change in fair value	22	1	-	1	24
Depreciation	(384)	(160)	-	(4)	(548)
As at December 31, 2014	$15,069	$3,246	$210	$41	$18,566

(1)       Includes intangible assets, the value of which is not material.

The fair value of Brookfield Renewable’s property, plant and equipment is calculated as described in Notes 2(f) - Property, plant and equipment and revaluation method and 2(n) - Critical estimates. Judgment is involved in determining the appropriate estimates and assumptions in the valuation of Brookfield Renewable’s property, plant and equipment. See Note 2(o)(iii) - Critical judgments in applying accounting policies – Property, plant and equipment. Brookfield Renewable has classified it’s property, plant and equipment under level 3 of the fair value hierarchy.

Discount rates, terminal capitalization rates and exit dates used in the valuation methodology, are provided in the following table:

	United States		Canada		Brazil
	2014	2013	2014	2013	2014	2013
Discount rate
Contracted	5.2%	5.8%	4.8%	5.1%	8.4%	9.1%
Uncontracted	7.1%	7.6%	6.7%	6.9%	9.7%	10.4%
Terminal capitalization rate(1)	7.1%	7.1%	6.5%	6.4%	N/A	N/A
Exit date	2034	2033	2034	2033	2029	2029

(1)            The terminal capitalization rate applies only to hydroelectric assets in the United States and Canada.

The following table summarizes the impact of a change in discount rates and terminal capitalization rates on the fair value of property, plant and equipment:

(BILLIONS)	2014	2013
50 bps increase in discount rates	$(1.3)	$(1.1)
50 bps decrease in discount rates	1.5	1.3

50 bps increase in terminal capitalization rate(1)	(0.3)	(0.3)
50 bps decrease in terminal capitalization rate(1)	0.4	0.3

(1)        The terminal capitalization rate applies only to hydroelectric assets in the United States and Canada.

Terminal values are included in the valuation of hydroelectric assets in the United States and Canada.  For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset without consideration of potential renewal value. The weighted-average remaining duration at December 31, 2014, is 15 years (2013: 16 years). Consequently, there is no terminal value attributed to the hydroelectric assets in Brazil.

The following table summarizes the percentage of total generation contracted under power purchase agreements:

	United States	Canada	Brazil
1 - 10 years	55%	88%	48%
11 - 20 years	43%	66%	38%

The following table summarizes power prices from long-term power purchase agreements that are linked specifically to the related power generating assets:

Per MWh(1)	United States	Canada		Brazil
1 - 10 years	$90	C$	91	R$	247
11 - 20 years	$103	C$	96	R$	361

(1)            Assumes nominal prices based on weighted-average generation.

The following table summarizes the estimates of future electricity prices:

Per MWh(1)	United States	Canada		Brazil
1 - 10 years	$74	C$	105	R$	261
11 - 20 years	$120	C$	134	R$	382

(1)            Assumes nominal prices based on weighted-average generation.

A 5% change in the estimates of future electricity prices would increase or decrease the fair value of property, plant and equipment by approximately $500 million.

Brookfield Renewable’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth by the year 2020. A one year change would increase or decrease the fair value of property, plant and equipment by approximately $225 million.

Had Brookfield Renewable’s revalued property, plant and equipment been measured on a historical cost basis, the carrying amounts, net of accumulated depreciation would have been as follows at December 31:

(MILLIONS)	2014	2013
Hydroelectric	$6,435	$5,305
Wind	2,729	1,935
Other(1)	267	386
	$9,431	$7,626

(1)       Included within the “Other” category are gas-fired generating units and CWIP.

12.  OTHER LONG-TERM ASSETS

The composition of Brookfield Renewable’s other long-term assets as at December 31 is presented in the following table:

		Accumulated
	Cost	Amortization	Net Book Value	Net book value
(MILLIONS)	2014			2013
Water rights	$-	$-	$-	$74
Restricted cash	81	-	81	75
Available-for-sale investments	31	-	31	-
Unamortized financing fees	37	(28)	9	11
Other	39	(4)	35	50
	$188	$(32)	$156	$210

Brookfield Renewable is required to pay the Brazilian Federal Government for the usage of public assets (“Water rights”) over the concession terms associated with certain of its Brazilian facilities. Water rights are monetarily adjusted by the Brazilian General Market Price Index. During the year ended December 31, 2014, the concession agreement associated with a facility was terminated, and accordingly, as at December 31, 2014, an asset of $nil million (2013: $74 million) was included in other long-term assets and corresponding liability of $13 million associated with another of the facilities was recorded within other long-term liabilities (Note 16) (2013: $89 million).

At December 31, 2014, $81 million of restricted cash (2013: $75 million) was held to satisfy lease payments and credit agreements.

13.  accounts payable and accrued liabilities

Brookfield Renewable’s accounts payable and accrued liabilities as at December 31 are as follows:

(MILLIONS)	2014	2013
Operating accrued liabilities	$131	$101
Interest payable on corporate and subsidiary borrowings	44	49
Accounts payable	29	31
LP Unitholders’ distribution and preferred dividends payable(1)	19	40
Other	30	8
	$253	$229

(1)       Includes amounts payable only to external LP Unitholders. Amounts payable to Brookfield are included in due to related parties. Refer to Note 9 - Related party transactions.

14.  LONG-TERM DEBT AND CREDIT FACILITIES

The composition of debt obligations as at December 31 is presented in the following table:

	2014			2013
	Weighted-average			Weighted-average
	Interest	Term		Interest	Term
(MILLIONS EXCEPT AS NOTED)	rate (%)	(years)		rate (%)	(years)
Corporate borrowings
Series 3 (CDN$200)	5.3	3.8	$172	5.3	4.8	$188
Series 4 (CDN$150)	5.8	21.9	129	5.8	22.9	141
Series 6 (CDN$300)	6.1	1.9	258	6.1	2.9	282
Series 7 (CDN$450)	5.1	5.8	388	5.1	6.8	424
Series 8 (CDN$400)	4.8	7.1	344	4.8	8.1	377
	5.3	6.7	$1,291	5.3	7.7	$1,412
Subsidiary borrowings
United States	5.3	8.3	$3,468	6.0	9.7	$2,826
Canada	5.7	13.8	1,798	5.8	15.2	1,877
Brazil	7.3	10.4	189	7.4	11.1	238
Europe	3.5	12.5	594	-	-	-
	5.3	10.4	$6,049	6.0	11.8	$4,941
Credit facilities	1.4	4.5	$401	1.4	3.8	$311
Total debt			$7,741			$6,664
Add: Unamortized premiums(1)			8			11
Less: Unamortized financing fees(1)			(71)			(52)
Less: Current portion			(256)			(517)
			$7,422			$6,106

(1)            Unamortized premiums and unamortized financing fees are amortized to interest expense over the terms of the borrowing.

Future maturities of Brookfield Renewable’s debt obligations, for each of the next five years and thereafter are as follows:

(MILLIONS)	2015	2016	2017	2018	2019	Thereafter	Total
Corporate borrowings(1)	$-	$258	$-	$172	$-	$861	$1,291
Subsidiary borrowings(1)
United States	147	347	784	777	67	1,346	3,468
Canada	53	135	49	54	52	1,455	1,798
Brazil	23	22	21	20	19	84	189
Europe	33	36	40	41	44	400	594
	256	798	894	1,064	182	4,146	7,340
Credit facilities	-	-	-	-	401	-	401
	$256	$798	$894	$1,064	$583	$4,146	$7,741

(1)            Subsidiary borrowings and corporate borrowings include $8 million and $71 million of unamortized premiums and deferred financing fees, respectively.

Future maturities of borrowings for interests accounted for on an equity-accounted basis for each of the next five years and thereafter are as follows:

(MILLIONS)	2015	2016	2017	2018	2019	Thereafter	Total
United States	$-	$-	$125	$-	$-	$-	$125
Canada	30	-	-	-	-	-	30
	$30	$-	$125	$-	$-	$-	$155

The unamortized financing fees of each debt obligation as at December 31 are as follows:

(MILLIONS)	2014	2013	2012
Corporate borrowings
Unamortized financing fees, beginning of year	$6	$8	$6
Additional financing fees	-	-	3
Amortization of financing fees	(1)	(2)	(1)
Unamortized financing fees, end of year	$5	$6	$8
Subsidiary borrowings
Unamortized financing fees, beginning of year	$46	$46	$49
Additional financing fees	39	17	15
Amortization of financing fees	(13)	(17)	(18)
Other	(6)	-	-
Unamortized financing fees, end of year	$66	$46	$46
Total	$71	$52	$54

Long-term debt and credit facilities are recorded at amortized cost.

The following table provides information about management’s best estimate of the fair value of long-term debt and credit facilities as at December 31:

	2014		2013
(MILLIONS)	Carrying value(1)	Fair value	Carrying value(1)	Fair value
Corporate borrowings	$1,286	$1,428	$1,406	$1,535
Subsidiary borrowings
United States	$3,435	$3,769	$2,804	$2,988
Canada	1,784	2,013	1,864	2,056
Brazil	189	189	238	238
Europe	583	634	-	-
	5,991	6,605	4,906	5,282
Credit facilities	401	401	311	311
	$7,678	$8,434	$6,623	$7,128

(1)            Net of unamortized financing fees and premium.

Corporate borrowings

Corporate borrowings are obligations of a finance subsidiary of Brookfield Renewable, Brookfield Renewable Energy Partners ULC (“BREP Finance”) (Note 23  - Subsidiary public issuers). BREP Finance may redeem some or all of the borrowings from time to time, pursuant to the terms of the indenture. The balance is payable upon maturity, and interest on corporate borrowings is paid semi-annually. The term notes payable by BREP Finance are unconditionally guaranteed by Brookfield Renewable, BRELP and certain other subsidiaries.

Subsidiary borrowings

Subsidiary borrowings are generally asset-specific, long-term, non-recourse borrowings denominated in the domestic currency of the subsidiary. Subsidiary borrowings in the United States, Canada and Europe consist of both fixed and floating interest rate debt.  Brookfield Renewable uses interest rate swap agreements to minimize its exposure to floating interest rates.  Subsidiary borrowings in Brazil consist of floating interest rates of Taxa de Juros de Longo Prazo, the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate, plus a margin.

During the year ended December 31, 2014, Brookfield Renewable completed the following financings:

In January 2014, the $279 million bridge loan associated with a 360 MW operating hydroelectric portfolio located in New England was refinanced to July 2017 at LIBOR plus 2.25%.

In February 2014, as part of the Maine Hydro acquisition, $140 million of financing was obtained through a bond issuance with a 5.5% interest rate maturing in February 2024.

In March 2014, Brookfield Renewable up-financed indebtedness associated with a 349 MW Ontario hydroelectric portfolio through the issuance of C$90 million of senior and C$60 million of subordinate bonds with interest rates of 3.8% and 5.0%, respectively, maturing in June 2023.

In June 2014, Brookfield Renewable refinanced a $125 million debt facility associated with a 167 MW hydroelectric portfolio in New England through the issuance of 8-year notes maturing in January 2022 at a fixed rate of 4.59%.

In June 2014, as part of the acquisition of the 326 MW Irish wind portfolio, Brookfield Renewable assumed a €169 million ($232 million) loan with a fixed interest rate of 4.6%, including the related interest rate swaps, maturing in December 2026.

In August 2014, Brookfield Renewable secured a €160 million ($210 million) term loan for 153 MW of its wind facilities in Ireland with an initial fixed interest rate of 2.9%, including the related interest rate swaps, maturing in December 2026.

In October 2014, Brookfield Renewable secured a $560 million term loan associated with Pennsylvania Hydro. A portion of the proceeds was used primarily to prepay the high-yielding $65 million bond initially assumed in connection with the Pennsylvania Hydro Step Acquisition. The debt bears interest at LIBOR plus 1.75%, with the margin increasing 25 basis points annually, and matures in June 2018.

In November 2014, Brookfield Renewable secured an 18-month extension on a $250 million term loan associated with a hydroelectric portfolio in Tennessee and North Carolina with a fixed interest rate of 3.20%, including the related interest rate swaps, and maturing in May 2016.

In December 2014, Brookfield Renewable secured a €188 million ($227 million) construction and term loan for 137 MW of its development projects in Ireland. An amount of €168 million ($203 million) was initially drawn on the loan at a rate of 2.82%, maturing in December 2027.

Credit facilities

In August 2014, Brookfield Renewable extended the maturity for $1,280 million of its corporate credit facilities to June 2019 and reduced the applicable margin by five basis points from 1.25% to 1.20%. The credit facilities are used for general working capital purposes. The credit facility is available by way of advances in Canadian dollars, U.S. dollars, Euro (€) or British Pound Sterling (£) in the form of (i) Canadian prime rate loans (ii) U.S. base rate loans (iii) bankers’ acceptance (“BA”) rate loans (iv) LIBOR loans (v) EURIBOR loans and (vi) letters of credit. Refer to Note 25 – Commitments, contingencies and guarantees for further details. The credit facility bears interest at the applicable BA rate, LIBOR or EURIBOR plus an applicable margin. The applicable margin is tiered on the basis of Brookfield Renewable’s unsecured long-term debt rating. Standby fees are charged on the undrawn balance.

In addition, Brookfield Asset Management provided a $200 million committed unsecured revolving credit facility maturing in December 2015, at LIBOR plus 2%.

Brookfield Renewable and its subsidiaries issue letters of credit from some of its credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for debt service reserve accounts.

The following table summarizes the available portion of credit facilities as at December 31:

(MILLIONS)	2014	2013
Authorized credit facilities	$1,480	$1,480
Draws on credit facilities(1)	(401)	(311)
Issued letters of credit	(227)	(212)
Available portion of credit facilities	$852	$957

(1)            Amounts are unsecured and revolving. Interest rate is at the LIBOR plus 1.20% (December 31, 2013: 1.25%).

15.  Income taxes

The major components of income tax recovery (expense) for the year ended December 31 are as follows:

(MILLIONS)	2014	2013	2012
Income tax recovery (expense) applicable to:
Current taxes
Attributed to the current period	$(18)	$(19)	$(14)
Deferred taxes
Income taxes - origination and reversal of temporary differences	$30	$24	$82
Relating to change in tax rates / imposition of new tax laws	15	14	(5)
Relating to unrecognized temporary differences and tax losses	(16)	(20)	(23)
	$29	$18	$54
Total income tax recovery (expense)	$11	$(1)	$40

The major components of deferred income tax recovery (expense) for the year ended December 31 recorded directly to OCI are as follows:

(MILLIONS)	2014	2013	2012
Deferred income taxes attributed to:
Financial instruments designated as cash flow hedges	$12	$(11)	$(1)
Other	(8)	-	-
Revaluation surplus
Origination and reversal of temporary differences	(408)	98	(218)
Relating to changes in tax rates / imposition of new tax laws	38	6	(6)
	$(366)	$93	$(225)

Brookfield Renewable’s effective income tax (expense) recovery for the year ended December 31 is different from its recovery at its statutory income tax rate due to the differences below:

(MILLIONS)	2014	2013	2012
Statutory income tax (expense) recovery(1)	$(66)	$(76)	$47
(Reduction) increase resulting from:
Increase in tax assets not recognized	(16)	(20)	(23)
Deemed profit method differences in Brazil	8	12	7
Differences between statutory rate and future tax rate	65	69	25
Losses (gains) recorded not taxable to Brookfield Renewable	11	13	(24)
Other	9	1	8
Effective income tax recovery (expense)	$11	$(1)	$40

(1)            Statutory income tax (expense) recovery is calculated at the domestic rates applicable to the profits in the country concerned.

The above reconciliation has been prepared by aggregating the information for all of Brookfield  Renewable’s subsidiaries using the domestic rate in each tax jurisdiction.

The taxable temporary difference attributable to the Brookfield Renewable’s interest in its subsidiaries, associates, and joint ventures is $376 million.

Brookfield Renewable’s effective income tax rate was 5.76% for the year ended December 31, 2014 (2013: 0.46%). The effective tax rate is less than the statutory rate primarily due to rate differentials and non-controlling interests income not subject to tax.

The following table details the expiry date, if applicable, of the unrecognized deferred tax assets as at December 31:

(MILLIONS)	2014	2013
2015 to 2019	$1	$1
2020 and thereafter	77	62
	$78	$63

The deferred tax assets and liabilities of the following temporary differences have been recognized in the consolidated financial statements for the year ended December 31:

		Recognized
		in Net
	Jan 1,	income	Recognized	Business	Foreign	Dec 31,
(MILLIONS)	2014	(loss)	in Equity	Combinations	Exchange	2014
Non-capital losses	$341	$46	$15	$10	$(9)	$403
Amount available for future
deductions	110	(12)	-	-	(10)	88
Difference between tax and carrying
value	(2,599)	(5)	(366)	(130)	114	(2,986)
Net deferred tax (liabilities) assets	$(2,148)	$29	$(351)	$(120)	$95	$(2,495)

		Recognized
		in Net
	Jan 1,	income	Recognized	Business	Foreign	Dec 31,
(MILLIONS)	2013	(loss)	in Equity	Combinations	Exchange	2013
Non-capital losses	$270	$32	$7	$41	$(9)	$341
Amount available for future
deductions	131	(13)	-	-	(8)	110
Difference between tax and carrying
value	(2,669)	(1)	97	(123)	97	(2,599)
Net deferred tax (liabilities) assets	$(2,268)	$18	$104	$(82)	$80	$(2,148)

		Recognized
		in Net
	Jan 1,	income	Recognized	Business	Foreign	Dec 31,
(MILLIONS)	2012	(loss)	in Equity	Combinations	Exchange	2012
Non-capital losses	$168	$97	$-	$-	$5	$270
Amount available for future
deductions	138	(14)	-	-	7	131
Difference between tax and carrying
value	(2,367)	(29)	(225)	(2)	(46)	(2,669)
Net deferred tax (liabilities) assets	$(2,061)	$54	$(225)	$(2)	$(34)	$(2,268)

The deferred income tax liabilities includes $2,650 million (2013: $2,283 million) of liabilities which relate to property, plant and equipment revaluations included in equity.

16.  OTHER LONG-TERM liabilities

Brookfield Renewable’s other long-term liabilities as at December 31 are comprised of the following:

(MILLIONS)	2014	2013
Concession payment liability	$13	$89
Decommissioning retirement obligations	48	28
Pension obligations (Note 20)	63	33
Other	23	13
	$147	$163

At December 31, 2014, Brookfield Renewable recorded a liability associated with a future obligation relating to concession payments of $13 million (2013: $89 million). During the year ended December 31, 2014, the concession agreement associated with one of the facilities in Brazil was terminated. The future obligation is being settled through monthly payments made over the concession term.

Brookfield Renewable has recorded decommissioning retirement obligations associated with certain power generating assets. The estimated cost of decommissioning activities is based on a third party assessment. The decommissioning retirement obligation of $48 million at December 31, 2014 (2013: $28 million) has been established for hydroelectric and wind operation sites in Canada and United States that are expected to be restored between the years 2031 to 2138.

17. CAPITAL MANAGEMENT

Brookfield Renewable’s primary capital management objectives are to ensure the sustainability of its capital to support continuing operations, meet its financial obligations, allow for growth opportunities and provide stable distributions to its LP Unitholders. Brookfield Renewable’s capital is monitored through total debt to capitalization which is defined as the total long-term debt and credit facilities divided by total long-term debt and credit facilities plus equity.

Brookfield Renewable has provided covenants to certain of its lenders for its corporate borrowings and credit facilities. The covenants require Brookfield Renewable to meet minimum debt to capitalization ratios.  Subsidiaries of Brookfield Renewable have provided covenants to certain of their lenders for their property-specific borrowings. These covenants vary from one credit agreement to another and include ratios that address debt service coverage. Certain lenders have also put in place requirements that oblige Brookfield Renewable and its subsidiaries to maintain debt and capital expenditure reserve accounts. The consequences to the subsidiaries as a result of failure to comply with their covenants could include a limitation of distributions from the subsidiaries to Brookfield Renewable, as well as repayment of outstanding debt. Brookfield Renewable is dependent on the distributions made by its subsidiaries to service its debt.

Financial covenants associated with Brookfield Renewable’s various banking and credit arrangements are reviewed regularly and controls are in place to maintain compliance with these covenants. Brookfield Renewable complied with all material financial covenants for the years ended December 31, 2014, 2013 and 2012.

Brookfield Renewable’s strategy during 2014, which was unchanged from 2013, was to maintain the measure set out in the following schedule as at December 31:

(MILLIONS)	2014	2013
Total debt
Current portion of long-term debt	$256	$517
Long-term debt and credit facilities	7,422	6,106
	7,678	6,623
Deferred income tax liabilities, net(1)	2,495	2,148
Preferred equity	728	796
Participating non-controlling interests - in operating subsidiaries	2,062	1,303
General partnership interest in a holding subsidiary held by
Brookfield	59	54
Participating non-controlling interests - in a holding
subsidiary - Redeemable/Exchangeable units held by Brookfield	2,865	2,657
Limited partners' equity	3,167	2,726
Total capitalization	$19,054	$16,307
Debt to total capitalization	40%	41%

(1)            Deferred income tax liabilities minus deferred income tax asset.

18. Non-controlling interests

Brookfield Renewable’s non-controlling interests are comprised of the following as at December 31:

(MILLIONS)	2014	2013
Preferred equity	$728	$796
Participating non-controlling interests - in operating subsidiaries	2,062	1,303
General partnership interest in a holding subsidiary held by Brookfield	59	54
Participating non-controlling interests - in a holding subsidiary -
Redeemable/Exchangeable units held by Brookfield	2,865	2,657
Total	$5,714	$4,810

Preferred equity

Brookfield Renewable’s preferred equity as at December 31 consists of Class A Preference Shares as follows:

			Earliest
		Cumulative	permitted	Dividends declared
	Shares	dividend	redemption	For the year ended
(MILLIONS)	outstanding	rate	date	2014	2013	2014	2013
Series 1 (CDN$250)	10	5.25%	Apr 30, 2015	$12	$13	$214	$234
Series 3 (CDN$250)	10	4.40%	Jul 31, 2019	10	11	214	234
Series 5 (CDN$175)	7	5.00%	Apr 30, 2018	8	8	150	164
Series 6 (CDN$175)	7	5.00%	Jul 31, 2018	8	5	150	164
	34			$38	$37	$728	$796

The holders of the Series 1 preferred shares are entitled to receive fixed cumulative dividends. The dividend rate will reset on April 30, 2015 and every five years thereafter at a rate equal to the then five-year Government of Canada Bond yield plus 2.62%.

The holders of the Series 3 preferred shares are entitled to receive fixed cumulative dividends.  The dividend will reset on July 31, 2019 and every five years thereafter at a rate equal to the then five year Government of Canada Bond yield plus 2.94%.

The holders of Series 1 and Series 3 preferred shares will have the right, at their option, to convert their shares into Class A preferred shares, Series 2 and Series 4, respectively, on a one-for-one basis on the earliest permitted redemption date and every five years thereafter. The holders of the Series 2 and Series 4 preferred shares will be entitled to receive floating rate cumulative preferential cash dividends, equal to the T-Bill Rate plus 2.62% and T-Bill Rate plus 2.94%, respectively.

The holders of the Series 5 and 6 preferred shares are entitled to receive fixed cumulative dividends.

Brookfield Renewable, BRELP and certain holding company subsidiaries fully and unconditionally guarantee the payment of dividends on all of the Class A Preference Shares, the amount due on redemption, and the amounts due on the liquidation, dissolution or winding-up of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”).

The Class A Preference Shares do not have a fixed maturity date and are not redeemable at the option of the holders. As at December 31, 2014, none of the issued Class A Preference Shares have ever been redeemed by BRP Equity.

Participating non-controlling interests – in operating subsidiaries

The net change in participating non-controlling interests – in operating entities is as follows:

	Brookfield
	Americas	Brookfield		Brookfield
	Infrastructure	Infrastructure	The Catalyst	Energia
(MILLIONS)	Fund	Fund II	Group	Renovável	Other	Total
As at December 31, 2011	$380	$-	$167	$74	$8	$629
Net income	(44)	-	2	2	-	(40)
OCI	24	-	(28)	(7)	25	14
Capital contributions(1)	447	-	-	-	8	455
Distributions	-	-	(18)	(6)	-	(24)
Other	(1)	-	-	(5)	-	(6)
As at December 31, 2012	$806	$-	$123	$58	$41	$1,028
Net income	21	1	18	1	-	41
OCI	133	(2)	(26)	(10)	4	99
Capital contributions(1)	51	214	-	-	-	265
Distributions	(119)	-	-	(3)	-	(122)
Other	(1)	(6)	1	-	(2)	(8)
As at December 31, 2013	$891	$207	$116	$46	$43	$1,303
Net income	14	22	14	-	1	51
OCI	54	187	8	-	10	259
Capital contributions(1)	-	610	-	-	-	610
Distributions	(45)	(89)	(12)	(3)	-	(149)
Other	-	-	-	(11)	(1)	(12)
As at December 31, 2014	$914	$937	$126	$32	$53	$2,062
Interests held by third parties	75-80%	50-60%	25%	24-30%	23-50%

(1)         Capital contributions from non-controlling interests are for the purposes of acquisitions and fund expenses of Brookfield Americas Infrastructure Fund and Brookfield infrastructure Fund II.

The following tables summarize certain financial information of operating subsidiaries that have non-controlling interests that are material to Brookfield Renewable:

	Brookfield
	Americas	Brookfield
	Infrastructure	Infrastructure	The Catalyst
(MILLIONS)	Fund	Fund II	Group	Other	Total
Interests held by third parties	75-80%	50-60%	25%	23-50%
Place of business				United States
	United States	United States		Brazil
	Brazil	Europe	United States	Canada
For the year ended December 31, 2012:
Revenue	$86	$-	$137	$30	$253
Net (loss) income	(55)	-	10	6	(39)
Total comprehensive (loss) income	(60)	-	(103)	111	(52)
Net (loss) income allocated to
non-controlling interests	(44)	-	2	2	(40)
For the year ended December 31, 2013:
Revenue	$195	$74	$188	$25	$482
Net income	23	2	72	2	99
Total comprehensive income (loss)	258	(1)	(15)	2	244
Net income allocated to
non-controlling interests	21	1	18	1	41
As at December 31, 2013:
Property, plant and equipment, at fair value	$1,841	$735	$1,039	$520	$4,135
Total assets	1,973	794	1,161	575	4,503
Total borrowings	784	349	578	56	1,767
Total liabilities	830	379	597	80	1,886
Carrying value of non-controlling interests	$891	$207	$116	$89	$1,303

For the year ended December 31, 2014:
Revenue	$164	$211	$162	$31	$568
Net income	18	46	56	3	123
Total comprehensive income	85	422	87	45	639
Net income allocated to
non-controlling interests	14	22	14	1	51
As at December 31, 2014:
Property, plant and equipment, at fair value	$1,959	$3,316	$1,049	$494	$6,818
Total assets	2,021	3,572	1,159	529	7,281
Total borrowings	777	1,617	539	53	2,986
Total liabilities	853	1,946	556	73	3,428
Carrying value of non-controlling interests	$914	$937	$126	$85	$2,062

The following table summarizes certain financial information regarding General partnership interest in a holding subsidiary held by Brookfield and Participating non-controlling interests – in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield:

(MILLIONS)	2014	2013	2012
For the year ended December 31:
Revenue	$1,704	$1,706	$1,309
Net income (loss)	203	215	(95)
Comprehensive income (loss)	1,071	(333)	332
Net income (loss) allocated to(1):
GP interest	1	1	(1)
Redeemable/Exchangeable partnership units	55	67	(35)
As at December 31:
Property, plant and equipment, at fair value	$18,566	$15,741
Total assets	19,849	16,999
Total borrowings	7,678	6,623
Total liabilities	10,968	9,463
Carrying value of(2):
GP interest	59	54
Redeemable/Exchangeable partnership units	2,865	2,657

(1)         Allocated based on weighted-average GP interest, Redeemable/Exchangeable partnership units and LP Units of 2.7 million, 129.7 million, and 138.8 million, respectively (2013 and 2012: 2.7 million, 129.7 million, and 132.9 million, respectively).

(2)         Allocated based on outstanding GP interest, Redeemable/Exchangeable partnership units and LP Units of 2.7 million, 129.7 million, and 143.4 million, respectively (2013: 2.7 million, 129.7 million, and 133.0 million, respectively).

As at December 31, 2014, general partnership units, representing the 1% general partnership interest in BRELP held by Brookfield (“GP interest”), and Redeemable/Exchangeable partnership units outstanding were 2,651,506 (December 31, 2013: 2,651,506) and 129,658,623 (December 31, 2013: 129,658,623), respectively.

Distributions

The composition of the distributions for the year ended December 31 is presented in the following table:

(MILLIONS, EXCEPT AS NOTED)	2014	2013
General partnership interest in a holding subsidiary held by Brookfield	$4	$4
Incentive distribution	2	-
	$6	$4

Participating non-controlling interests - in a holding subsidiary -
Redeemable/Exchangeable units held by Brookfield	$201	$188
	$207	$192

General partnership interest in a holding subsidiary held by Brookfield and Participating non-controlling interests – in a holding subsidiary - Redeemable/Exchangeable partnership units held by Brookfield

Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly distributions exceed specified target levels. To the extent that LP Unit distributions exceed $0.375 per LP Unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly LP Unit distributions exceed $0.4225 per LP Unit, the incentive distribution is equal to 25% of distributions above this threshold.

Consolidated equity includes Redeemable/Exchangeable partnership units and the GP interest. The Redeemable/Exchangeable partnership units are held 100% by Brookfield, which at its discretion has the right to redeem these units for cash consideration. No Redeemable/Exchangeable partnership units have been redeemed for cash consideration. Since this redemption right is subject to Brookfield Renewable’s right, at its sole discretion, to satisfy the redemption request with LP Units of Brookfield Renewable, the Redeemable/Exchangeable partnership units are classified as equity in accordance with IAS 32, Financial Instruments: Presentation. The Redeemable/Exchangeable partnership units and GP interest are presented as non-controlling interests since they provide Brookfield the direct economic benefits and exposures to the underlying performance of BRELP. The LP Units issued by Brookfield Renewable and  the Redeemable/Exchangeable partnership units issued by its subsidiary BRELP have the same economic attributes in all respects, except for the redemption right described above. The Redeemable/Exchangeable partnership units and the GP interest participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units of Brookfield Renewable.

Issuance of LP Units

On June 10, 2014, Brookfield Renewable completed a bought deal LP Unit offering which included 10,250,000 LP Units at a price of C$31.70 per LP Unit for gross proceeds of C$325 million ($297 million) (the “Offering”).  Brookfield Renewable incurred C$13 million ($12 million) in transaction costs associated with the Offering. Proceeds from the Offering were used to purchase additional limited partnership units of BRELP. The excess of the consideration paid over the carrying value of the additional limited partnership units of BRELP purchased by Brookfield Renewable resulted in adjustments to the General partnership interest in a holding subsidiary held by Brookfield and Participating non-controlling interests – in a holding subsidiary - Redeemable/Exchangeable partnership units held by Brookfield of $1 million and $37 million, respectively. BRELP ultimately used the net proceeds to repay outstanding indebtedness and for general corporate purposes.

19. LIMITED PARTNERS’ EQUITY

Limited partners’ equity

As at December 31, 2014, LP Units outstanding were 143,356,854 (December 31, 2013: 132,984,913) including 40,026,986 (December 31, 2013: 40,026,986) held by Brookfield. Brookfield owns all general partnership interests in Brookfield Renewable representing a 0.01% interest.

During 2012, a distribution re-investment plan was implemented, allowing holders of LP Units who are resident in Canada to acquire additional LP Units by reinvesting all or a portion of their cash distributions without paying commissions. During the year ended December 31, 2014, 121,941 LP Units (2013: 82,997 LP Units) were issued.

As a result of the Offering (Note 18), Brookfield’s direct and indirect interest of  169,685,609 LP Units and Redeemable/Exchangeable partnership units, now represents  approximately 62%  of Brookfield Renewable on a fully-exchanged basis.

On an unexchanged basis, Brookfield holds a 28% direct limited partnership interest in Brookfield Renewable, a 47% direct interest in BRELP through the ownership of Redeemable/Exchangeable partnership units and a direct 1% GP interest in BRELP.

Distributions

Distributions may be made by the general partner of Brookfield Renewable with the exception of instances that there is insufficient cash available, payment rends Brookfield Renewable unable to pay its debt or payment of which might leave Brookfield Renewable unable to meet any future contingent obligations.

For the year ended December 31, 2014, Brookfield Renewable declared distributions on its LP Units of $216 million or $1.55 per LP Unit (2013: $193 million or $1.45 per LP Unit; 2012: $183 million or $1.38 per LP Unit).

The composition of the distribution is presented in the following table:

(MILLIONS)	2014	2013
Brookfield	$62	$58
External LP Unitholders	154	135
	$216	$193

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

Actuarial valuations for Brookfield Renewable’s pension plans are required as per governing provincial or federal regulations. For Québec and the United States registered plans, actuarial valuations are required annually. For Ontario registered plans, actuarial valuations are required on a triennial basis if the funding level of the plan is above a certain threshold. Currently, all Ontario registered plans are on a triennial schedule. The dates of the most recent actuarial valuations for Brookfield Renewable’s pension and non-pension benefit plans range from November 1, 2013 to July 1, 2014. Brookfield Renewable measures its accrued benefit obligations and the fair value of plan assets for accounting purposes as at December 31 of each year.

The benefit liabilities represent the amount of pension and other employee future benefits that Brookfield Renewable’s employees and retirees have earned at year-end. The benefit obligation under these plans is determined through periodic actuarial reports which were based on the assumptions indicated in the following table.

Actuarial assumptions as at December 31:

	Defined benefit	Non-pension	Defined benefit	Non-pension	Defined benefit	Non-pension
	pension plans	benefit plans	pension plans	benefit plans	pension plans	benefit plans
	2014		2013		2012
	(%)		(%)		(%)
Discount rate	2.6 - 4.2	4.0 - 4.3	4.0 - 5.0	4.9 - 5.0	3.5 - 4.5	4.1 - 4.5
Rate of price inflation	2.0 - 2.5	N/A	2.0 - 2.5	N/A	2.0 - 2.8	N/A
Rate of compensation
increases	2.5 - 4.0	3.0 - 4.0	2.5 - 4.0	3.0 - 3.0	3.0 - 4.0	3.0 - 3.0
Health care trend rate(1)	N/A	6.5 - 7.2	N/A	6.5 - 7.7	N/A	6.4 - 7.8

(1)         Assumed immediate trend rate at year end.

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

A 50 basis point change in the assumptions mentioned before, used for the calculation of the benefit obligations as at December 31, 2014, would result in the following increase (decrease) of the benefit obligations:

	Defined benefit	Non-pension
(MILLIONS)	pension plans	benefit plans
Discount rate
50 basis point increase	(8)	(3)
50 basis point decrease	9	4
Rate of price inflation and inflation-linked assumptions
50 basis point increase	4	N/A
50 basis point decrease	(3)	N/A
Health care cost trend rate
50 basis point increase	N/A	3
50 basis point decrease	N/A	(3)

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

Expense recognized in the consolidated statements of income (loss) and consolidated statements of comprehensive income (loss) for the year ended December 31:

	Defined benefit	Non-pension	Defined benefit	Non-pension	Defined benefit	Non-pension
	pension plans	benefit plans	pension plans	benefit plans	pension plans	benefit plans
(MILLIONS)	2014		2013		2012
Current service costs	$3	$1	$2	$1	$2	$1
Past service costs	1	2	1	(1)	-	2
Interest expense	-	1	1	1	1	1
Administrative expenses	1	-	1	-	1	-
Recognized in consolidated
statement of income (loss)	5	4	5	1	4	4
Remeasurement of the net
defined benefit liability:
Return on plan assets	(4)	-	(7)	-	(2)	-
Actuarial changes arising
from changes in
demographic assumptions	1	2	2	-	-	1
Actuarial changes arising
from changes in
financial assumptions	8	3	(4)	(3)	7	2
Experience adjustments	(2)	-	-	-	1	(1)
Recognized in consolidated
statement of comprehensive
income (loss)	3	5	(9)	(3)	6	2
Total	$8	$9	$(4)	$(2)	$10	$6

The amounts included in the consolidated balance sheets arising from Brookfield Renewable’s obligations in respect of its defined benefit plans are as follows:

	Defined benefit	Non-pension	Defined benefit	Non-pension	Defined benefit	Non-pension
	pension plans	benefit plans	pension plans	benefit plans	pension plans	benefit plans
(MILLIONS)	2014		2013		2012
Present value of defined
benefit obligation	$128	$43	$80	$27	$82	$29
Fair value of plan assets	(108)	-	(74)	-	(64)	-
Net liability	$20	$43	$6	$27	$18	$29

Defined benefit obligations

The movement in the defined benefit obligation for the year ended December 31 is as follows:

	Defined benefit	Non-pension	Defined benefit	Non-pension	Defined benefit	Non-pension
	pension plans	benefit plans	pension plans	benefit plans	pension plans	benefit plans
(MILLIONS)	2014		2013		2012
Balance, beginning of year	$80	$27	$82	$29	$73	$23
Current service cost	3	1	2	1	2	1
Past service cost	1	2	1	(1)	-	2
Interest expense	4	1	4	1	4	1
Remeasurement losses (gains)
Actuarial changes arising
from changes in
demographic assumptions	1	2	2	-	-	1
Actuarial changes arising
from changes in
financial assumptions	8	3	(4)	(3)	7	2
Experience adjustments	(2)	-	-	-	1	(1)
Benefits paid	(4)	(1)	(3)	(1)	(3)	(1)
Business combination	42	10	-	1	(2)	-
Exchange differences	(5)	(2)	(4)	-	-	1
Balance, end of year	$128	$43	$80	$27	$82	$29

Expected employer’s contributions to the defined benefit plans for the year ended December 31, 2015 are $8 million.

Fair value of plan assets

The movement in the fair value of plan assets for the year ended December 31 is as follows:

	Defined benefit	Non-pension	Defined benefit	Non-pension	Defined benefit	Non-pension
	pension plans	benefit plans	pension plans	benefit plans	pension plans	benefit plans
(MILLIONS)	2014		2013		2012
Balance, beginning of year	$74	$-	$64	$-	$56	$-
Interest income	4	-	3	-	3	-
Return on plan assets	4	-	7	-	2	-
Employer contributions	8	1	7	1	7	1
Business combination	28	-	-	-	(2)	-
Benefits paid	(4)	(1)	(3)	(1)	(3)	(1)
Exchange differences	(6)	-	(4)	-	1	-
Balance, end of year	$108	$-	$74	$-	$64	$-

The composition of plan assets as at December 31 is as follows:

	2014	2013
	(%)	(%)
Asset category:
Equity securities	49	69
Debt securities	36	31
Mutual funds	15	-
	100	100

21. DIRECT OPERATING COSTS

Brookfield Renewable’s direct operating costs for the year ended December 31 are comprised of the following:

(MILLIONS)	2014	2013	2012
Operations, maintenance and administration	$353	$331	$292
Water royalties, property taxes and other	130	137	112
Fuel and power purchases	20	42	64
Energy marketing fees (Note 9)	21	20	18
Total direct operating costs	$524	$530	$486

The remuneration of key management personnel of Brookfield Renewable for the years ended December 31, was as follows:

(MILLIONS)	2014	2013	2012
Share-based benefits	$12	$6	$7
Salaries and benefits	4	3	3
	$16	$9	$10

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

22. SUPPLEMENTAL INFORMATION

The net change in working capital balances for the year ended December 31 shown in the consolidated statements of cash flows is comprised of the following:

(MILLIONS)	2014	2013
Trade receivables and other current assets	$20	$47
Accounts payable and accrued liabilities	(54)	(42)
Other assets and liabilities	14	(4)
	$(20)	$1

23.  subsidiary public issuers

The following tables provide consolidated summary financial information for Brookfield Renewable, BRP Equity, and BREP Finance:

						Brookfield
	Brookfield	BRP	BREP	Other	Consolidating	Renewable
(MILLIONS)	Renewable	Equity	Finance	Subsidiaries(1)	adjustments(2)	consolidated
As at December 31, 2014:
Current assets	$21	$-	$1,307	$697	$(1,331)	$694
Long-term assets	3,166	717	-	19,148	(3,876)	19,155
Current liabilities	20	9	16	1,954	(1,312)	687
Long-term liabilities	-	-	1,286	9,706	(711)	10,281
Preferred equity	-	728	-	-	-	728
Participating non-controlling interests -
in operating subsidiaries	-	-	-	2,062	-	2,062
Participating non-controlling interests -
in a holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	-	-	-	2,865	-	2,865
As at December 31, 2013:
Current assets	$48	$-	$1,429	$632	$(1,483)	$626
Long-term assets	2,728	785	-	16,365	(3,505)	16,373
Current liabilities	50	10	17	2,278	(1,435)	920
Long-term liabilities	-	-	1,406	7,914	(777)	8,543
Preferred equity	-	796	-	-	-	796
Participating non-controlling interests -
in operating subsidiaries	-	-	-	1,303	-	1,303
Participating non-controlling interests -
in a holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	-	-	-	2,657	-	2,657

(1)            Includes subsidiaries of Brookfield Renewable, other than BRP Equity and BREP Finance.

(2)            Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

						Brookfield
	Brookfield	BRP	BREP	Other	Consolidating	Renewable
(MILLIONS)	Renewable	Equity	Finance	Subsidiaries(1)	adjustments(2)	consolidated
For the year ended Dec 31, 2014
Revenues	$-	$-	$-	$1,704	$-	$1,704
Net income (loss)	58	-	(1)	204	(58)	203
For the year ended Dec 31, 2013
Revenues	$-	$-	$-	$1,706	$-	$1,706
Net income (loss)	69	-	-	215	(69)	215
For the year ended Dec 31, 2012
Revenues	$-	$-	$-	$1,309	$-	$1,309
Net (loss) income	(35)	-	(2)	(93)	35	(95)

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

See Note 14 – Long-term debt and credit facilities for additional details regarding the mid-term corporate notes issued by BREP Finance. See Note 18 – Non-controlling interests for additional details regarding Class A Preference Shares issued by BRP Equity.

24.  segmented information

Brookfield Renewable operates renewable power generating assets, which include conventional hydroelectric facilities located in the United States, Canada and Brazil, and wind facilities located in the United States, Canada and Europe. Brookfield Renewable also operates two co-generation (“Co-gen”) facilities. Brookfield Renewable’s President and Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) evaluates the business based on the type of power generation (Hydroelectric, Wind and Co-gen). Hydroelectric and Wind are further evaluated by geography (United States, Canada, Brazil and Europe). The “Other” segment includes CWIP and corporate.

In accordance with IFRS 8, Operating Segments, Brookfield Renewable discloses information about its reportable segments based upon the measures used by the CODM in assessing performance. The accounting policies of the reportable segments are the same as those described in Note 2 – Basis of presentation and significant accounting policies. Brookfield Renewable analyzes the performance of its operating segments based on revenues, Adjusted EBITDA, and Funds From Operations.

Adjusted EBITDA means revenues less direct costs (including energy marketing costs), plus Brookfield Renewable’s share of cash earnings from equity-accounted investments and other income, before interest, income taxes, depreciation, management service costs and the cash portion of non-controlling interests.

Funds From Operations is defined as Adjusted EBITDA less interest, current income taxes and management service costs, which is then adjusted for the cash portion of non-controlling interests. For the year ended December 31, 2014, Funds From Operations include the earnings received from the wind portfolio Brookfield Renewable acquired in Ireland, reflecting its economic interest from January 1, 2014 to June 30, 2014. This amount represents an acquisition price adjustment under IFRS 3 (see Note 4 - Business combinations) but is included in Funds From Operations for purposes of reporting operating results to Brookfield Renewable’s CODM.

Transactions between the reportable segments occur at fair value.

Effective January 1, 2015, the geographies by which the CODM evaluates the business has changed. While the CODM continues to evaluate the business based on the type of power generation (Hydroelectric, Wind, and Co-gen), it further evaluates by geography and so the United States and Canada segments have been combined into the “North America” segment, while the “Latin America” segment includes the former Brazil segment. The “Europe”, “Co-Gen” and “Other” segments were not affected as a result of these changes. These changes will allow the CODM to more effectively evaluate the business in a manner aligned with the continental operating platforms.

In February 2015, Brookfield Renewable announced the appointment of a President and Chief Operating Officer. The President and Chief Operating Officer will join the Chief Executive Officer and Chief Financial Officer in evaluating Brookfield Renewable’s results, managing its operations and allocating its resources by segment, and accordingly beginning on the date of the appointment the CODM will collectively include all three aforementioned members of senior management.

The following segmented information is regularly reported to our CODM.

	Hydroelectric			Wind energy			Co-gen	Other	Total
(MILLIONS)	U.S.	Canada	Brazil	U.S.	Canada	Europe
For the year ended
December 31, 2014:
Revenues	$719	$394	$265	$129	$123	$45	$29	$-	$1,704
Adjusted EBITDA	520	328	198	90	108	29	11	(68)	1,216
Interest expense - borrowings	(153)	(70)	(19)	(39)	(38)	(9)	-	(87)	(415)
Funds From Operations prior to
non-controlling interests	366	258	162	51	70	31	11	(206)	743
Cash portion of non-controlling
interests	(83)	(2)	(13)	(34)	-	(13)	-	(38)	(183)
Funds From Operations	283	256	149	17	70	18	11	(244)	560
Depreciation	(159)	(82)	(143)	(63)	(72)	(25)	(4)	-	(548)
For the year ended
December 31, 2013:
Revenues	$677	$399	$301	$125	$133	$-	$71	$-	$1,706
Adjusted EBITDA	494	330	221	85	113	-	23	(58)	1,208
Interest expense - borrowings	(148)	(64)	(23)	(38)	(44)	-	-	(93)	(410)
Funds From Operations prior to
non-controlling interests	343	266	181	47	69	-	23	(191)	738
Cash portion of non-controlling
interests	(69)	-	(12)	(26)	-	-	-	(37)	(144)
Funds From Operations	274	266	169	21	69	-	23	(228)	594
Depreciation	(140)	(85)	(156)	(65)	(77)	-	(12)	-	(535)
For the year ended
December 31, 2012:
Revenues	$438	$272	$340	$58	$131	$-	$70	$-	$1,309
Adjusted EBITDA	294	213	236	31	113	-	20	(55)	852
Interest expense - borrowings	(137)	(65)	(58)	(23)	(44)	-	-	(84)	(411)
Funds From Operations prior to
non-controlling interests	159	148	162	8	69	-	20	(175)	391
Cash portion of non-controlling
interests	(11)	-	(11)	(6)	-	-	-	(16)	(44)
Funds From Operations	148	148	151	2	69	-	20	(191)	347
Depreciation	(116)	(81)	(152)	(38)	(75)	-	(21)	-	(483)

The following table reconciles Adjusted EBITDA and Funds From Operations, presented in the above tables, to net income (loss) as presented in the consolidated statements of income (loss), for the year ended December 31:

(MILLIONS)	Notes	2014	2013	2012
Revenues	9	$1,704	$1,706	$1,309
Other income		10	11	16
Share of cash earnings from equity-accounted investments	10	26	21	13
Direct operating costs	21	(524)	(530)	(486)
Adjusted EBITDA		1,216	1,208	852
Fixed earnings adjustment(1)		11	-	-
Interest expense - borrowings	14	(415)	(410)	(411)
Management service costs	9	(51)	(41)	(36)
Current income tax expense	15	(18)	(19)	(14)
Funds From Operations prior to non-controlling interests		743	738	391
Less: cash portion of non-controlling interests
Preferred equity	18	(38)	(37)	(16)
Participating non-controlling interests - in operating
subsidiaries	18	(145)	(107)	(28)
Funds From Operations		560	594	347
Add: cash portion of non-controlling interests	18	183	144	44
Less: fixed earnings adjustment		(11)	-	-
Depreciation	11	(548)	(535)	(483)
Unrealized financial instruments gain (loss)	8	10	37	(23)
Share of non-cash loss from equity-accounted investments	10	(23)	(12)	(18)
Deferred income tax recovery	15	29	18	54
Other	4	3	(31)	(16)
Net income (loss)		$203	$215	$(95)

(1)            The fixed earnings adjustment relates to Brookfield Renewable’s investment in the acquisition of the wind portfolio in Ireland. Pursuant to the terms of the purchase and sale agreement, Brookfield Renewable acquired an economic interest in the wind portfolio from January 1, 2014. The transaction closed on June 30, 2014, and accordingly under IFRS, the $11 million net Funds From Operations contribution was recorded as part of the purchase price.

The following table presents information about Brookfield Renewable’s certain balance sheet items on a segmented basis:

	Hydroelectric			Wind energy			Co-gen	Other(1)	Total

(MILLIONS)	U.S.	Canada	Brazil	U.S.	Canada	Europe
As at December 31, 2014:
Property, plant and
equipment, at fair value	$7,835	$5,144	$2,090	$1,176	$1,118	$952	$41	$210	$18,566
Total assets	8,376	5,262	2,257	1,265	1,145	1,085	43	416	19,849
Total borrowings	2,814	1,155	189	621	629	583	-	1,687	7,678
Total liabilities	4,345	2,214	300	706	865	747	1	1,790	10,968
For the year ended
December 31, 2014:
Additions to property, plant
and equipment	1,330	2	-	5	15	1,071	-	207	2,630
As at December 31, 2013:
Property, plant and
equipment, at fair value	$5,771	$4,830	$2,205	$1,198	$1,250	$-	$46	$441	$15,741
Total assets	6,248	4,998	2,492	1,282	1,297	-	62	620	16,999
Total borrowings	2,157	1,143	238	647	721	-	-	1,717	6,623
Total liabilities	3,330	2,144	406	720	995	-	4	1,864	9,463
For the year ended
December 31, 2013:
Additions to property, plant
and equipment	715	206	-	430	-	-	-	255	1,606

(1)            Includes CWIP and corporate.

The following information is about Brookfield Renewable’s equity accounted investments:

	Hydroelectric			Wind energy			Co-gen	Other	Total
(MILLIONS)	U.S.	Canada	Brazil	U.S.	Canada	Europe
As at December 31, 2014	$177	$56	$38	$-	$-	$2	$-	$-	$273
As at December 31, 2013	$181	$51	$58	$-	$-	$-	$-	$-	$290

25.  Commitments, contingencies and guarantees

Commitments

In the course of its operations, Brookfield Renewable and its subsidiaries have entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements are renewable and extend up to 2091.

Brookfield Renewable has recorded decommissioning retirement obligations associated with its power generating assets. Refer to Note 16 – Other long-term liabilities for details.

In November 2014, Brookfield Renewable entered into an agreement to acquire a 488 MW portfolio in Brazil comprising hydroelectric, wind, and biomass generating capacity. The portfolio is expected to generate 2,100 GWh annually. The transaction is expected to close in the first half of 2015, subject to regulatory approvals and closing conditions. Also in November 2014, Brookfield Renewable signed an agreement to acquire two advanced hydroelectric development projects in Brazil totaling 47 MW which, once fully commissioned, are expected to generate 280 GWh annually. Brookfield Renewable completed this acquisition in February 2015; refer to Note 26 – Subsequent events. These acquisitions are being pursued with our institutional partners, and Brookfield Renewable will retain an approximate 40% interest.

The remaining development project costs on the 25 MW hydroelectric project in Brazil and three wind facilities in Ireland totaling 137 MW of capacity, are expected to be $164 million. As at December 31, 2014, restricted cash in the amount of $56 million was held and reserved for the purpose of funding the remaining costs. The project in Brazil is expected to be fully operational in 2017 and the wind facilities in Ireland during 2015.

At the balance sheet date, Brookfield Renewable had commitments for future minimum lease payments under non-cancellable leases which fall due as follows:

(MILLIONS)	2015	2016	2017	2018	2019	Thereafter	Total
Operating leases	$21	$22	$19	$18	$17	$151	$248
Capital leases	-	-	-	-	1	43	44
Total	$21	$22	$19	$18	$18	$194	$292

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

Brookfield Renewable along with institutional investors have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund and the Brookfield Infrastructure Fund II. As at December 31, 2014, letters of credit issued by Brookfield Renewable along with institutional investors were $125 million (2013: $93 million).

Guarantees

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

26.  subsequent eventS

In February 2015, we completed the acquisition of two advanced hydroelectric development projects totaling 47 MW in Brazil. Once fully commissioned, the projects are expected to generate 280 GWh annually. The acquisition was completed with institutional partners, and Brookfield Renewable retains an approximate 40% interest.

In February 2015, we entered into an agreement to acquire two wind facilities in Portugal with an aggregate capacity of 123 MW. The portfolio is expected to generate 260 GWh annually. The acquisition is being pursued with institutional partners, and Brookfield Renewable will retain an approximate 40% interest. The transaction is expected to close in 2015, subject to regulatory approvals and closing conditions.

In February 2015, construction on two Irish wind facilities totaling 125 MW was completed, and the facilities were fully commissioned. The facilities are expected to generate 349 GWh annually.

In February 2015, we up-financed indebtedness associated with a 45 MW hydroelectric facility in British Columbia by issuing C$90 million ($71 million) of bonds with an interest rate of 2.95%, maturing in May 2023.

In February 2015, we secured a 12 month extension on $75 million of holding company-level debt associated with a portfolio of hydroelectric and wind facilities in the United States held through the Brookfield Americas Infrastructure Fund. The debt bears interest at LIBOR plus 2.75%, and matures in February 2016.

In February 2015, we announced an increase in LP Unitholder distributions to $1.66 per LP Unit on an annualized basis, an increase of 11 cents per LP Unit, to take effect with the first quarter distribution payable in March 2015.