Form 20-F
Brookfield Renewable Energy Partners L.P.
filed 2016-02-29
CIK 1533232

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

Telephone: 441-295-3309

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

143,188,170 Limited Partnership Units as of December 31, 2015

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

Large accelerated filer x	Accelerated filer ☐	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐U.S. GAAP	x International Financial Reporting Standards as issued by the International Accounting Standards Board	☐ Other

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.   Item 17  ☐  Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes☐ No S

INTRODUCTION AND USE OF CERTAIN TERMS

Unless otherwise specified, information provided in this annual report on Form 20-F (this “Form 20-F”) is as of December 31, 2015. Unless the context requires otherwise, when used in this Form 20-F, the terms “Brookfield Renewable”, “we”, “us” and “our” refer to BREP, BRELP, the Holding Entities and the Operating Entities, each as defined in this Form 20-F, individually or collectively, as applicable; “BREP” refers to Brookfield Renewable Energy Partners L.P.; and “Brookfield” refers to Brookfield Asset Management Inc. and its subsidiaries (other than Brookfield Renewable). All references to “our portfolio” include 100% of the capacity and energy of the facilities even though we do not own 100% of the economic output of such facilities (see the table under Item 4.B. “Business Overview — Our Operations” for details on our portfolio).

  “ABCA” means the Business Corporations Act (Alberta),  R.S.A. 2000, c. B-9, as amended, including the regulations promulgated under such Act.

“Adjusted EBITDA” means revenues less direct costs (including energy marketing costs), plus our share of cash earnings from equity-accounted investments and other income, before interest, income taxes, depreciation, management service costs and the cash portion of non-controlling interests. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures”.

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

“Amended and Restated Limited Partnership Agreement of BRELP” means the third amended and restated limited partnership agreement of BRELP, dated February 11, 2016.

“Amended and Restated Limited Partnership Agreement of BREP” means the third amended and restated limited partnership agreement of BREP, dated February 11, 2016.

“ANEEL” has the meaning given to it under Item 4.B “Business Overview — Latin American Business”.

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

“BPUSHA” means Brookfield Power US Holding America Co.

“BRELP” means Brookfield Renewable Energy L.P.

“BRELP Class A Preferred Units” means the Class A Preferred Limited Partnership Units, issuable in series of BRELP.

“BRELP General Partner” means BRP Bermuda GP Limited, which serves as the general partner of BRELP GP LP.

“BRELP GP LP” means BREP Holding L.P., which serves as the general partner of BRELP.

“BRELP Preferred Units” means the preferred limited partnership units in the capital of BRELP.

“BRELP Series 5 Preferred Units” means the Class A Preferred Units, Series 5 of BRELP.

“BRELP Series 7 Preferred Units” means the Class A Preferred Units, Series 7 of BRELP.

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

“Class A Preferred Units” means the Class A Preferred Limited Partnership Units, issuable in series (which includes the Series 5 Preferred Units, the Series 7 Preferred Units and the Series 8 Preferred Units), of BREP.

“Class B Preference Shares” means the Class B Preference Shares, issuable in series, of BRP Equity.

“Co-gen” means gas-fired co-generation.

“Code” has the meaning given to it under Item 6.C “Board Practices — Code of Business Conduct and Ethics”.

“CODM” has the meaning given to it under Item 5.A “Operating Results — Performance Measurement”.

“Common Shares” has the meaning given to it under Item 10.B “Memorandum and Articles of Association — BRP Equity”.

“Conflicts Policy” has the meaning given to it under Item 7.B “Related Party Transactions — Conflicts of Interest and Fiduciary Duties — Conflicts of Interest”.

“CPI” means the Canadian consumer price index.

“CRA” means the Canada Revenue Agency.

“DRIP” means BREP’s distribution reinvestment plan.

“DRS Statement” has the meaning given to it under Item 4.B “Business Overview — Our LP Unit Distribution Reinvestment Plan”.

“DTC” means The Depository Trust Company.

“Energy Marketing Agreement” has the meaning given to it under Item 7.B “Related Party Transactions — Energy Marketing Agreement”.

“Energy Revenue Agreement” has the meaning given to it under Item 7.B “Related Party Transactions — Energy Revenue Agreement”.

“EPA” has the meaning given to it under item 4.B “Business Overview — Global Renewable Power Drivers”.

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

“FERC” has the meaning given to it under Item 4.B “Business Overview — North American Business”.

“Finco” means Brookfield Renewable Energy Partners ULC, formerly named “BRP Finance ULC”.

“Finco BondGuarantors” means, collectively, BREP, BRELP, NA Holdco, LATAM Holdco, Euro Holdco and Investco.

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

“Funds From Operations” means Adjusted EBITDA less interest, current income taxes and management service costs, which is then adjusted for the cash-portion of non-controlling interests. For the year ended December 31, 2014, “Funds From Operations” include the earnings received from the wind portfolio we acquired in Ireland, reflecting our economic interest from January 1 to June 20, 2014.  Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures”.

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

“GP Interest” has the meaning given to it under Item 5.A “Operating Results — Presentation to Public Stakeholders”.

“GW” means gigawatt.

“GWh” means gigawatt hour.

“Holder” means an Unitholder who, for purposes of the Tax Act and at all relevant times, holds its Units as capital property and deals at arm’s length and is not affiliated (within the meaning of the Tax Act) with BREP, BRELP, the Managing General Partner, the BRELP General Partner, BRELP GP LP and their respective affiliates (within the meaning of the Tax Act).

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

“Isagen” has the meaning given to it under Item 4.A “History and Development of the Company — Overview”.

“Isagen Acquisition” has the meaning given to it under Item 4.A “History and Development of the Company — Overview”.

“IRS” means the United States Internal Revenue Service.

“LATAM Holdco” means BRP Bermuda Holdings I Limited.

“Law 99” has the meaning given to it under Item 4.B “Business Overview — Latin American Business”.

“LIBOR” means London Interbank Offered Rate.

“Licensing Agreement” has the meaning given to it under Item 7.B “Related Party Transactions — Licensing Agreement”.

“LP Unitholders” means holders of LP Units.

“LP Units” means the non-voting limited partnership units in the capital of BREP, other than the Preferred Units.

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

“MI 61-101” has the meaning given to it under Item 7.B “Related Party Transactions — Conflicts of Interest and Fiduciary Duties”.

“MPT” has the meaning given to it under Item 7.B “Related Party Transactions — Other Power Agreements”.

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

“Non-Resident Entities” has the meaning given to it under Item 3.D “Risk Factors — Risks Related to Taxation — Canada”.

“Non-Resident Holder” has the meaning given to it in Item 10.E “Taxation — Holdings Not Resident in Canada”.

“Non-Resident Subsidiaries” has the meaning given to it under Item 3.D “Risk Factors — Risks Related to Taxation — Canada”.

“Non-Resident Unitholders” has the meaning given to it under Item 3.D “Risk Factors — Risks Related to Taxation — Canada”.

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

“Original Bond Indenture” has the meaning given to it in Item 10.B “Memorandum and Articles of Association — Finco — Bond Indenture and Guarantees”.

“Ownership Requirement” has the meaning given to it in Item 6.A “Directors and Senior Management – Director LP Unit Ownership Requirements”.

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

“Preference Share Guarantees”.  means the full and unconditional guarantees granted by the Preference Share Guarantors in respect of the Series 1 Shares, Series 2 Shares, Series 3 Shares, Series 4 Shares, Series 5 Shares and Series 6 Shares pursuant to guarantee indentures among each of the Preference Share Guarantors, BRP Equity and Computershare Trust Company of Canada.

“Preference ShareGuarantors” means, collectively, BREP, BRELP, NA Holdco, LATAM Holdco, Euro Holdco and Investco.

“Preference Shares” means the Class A Preference Shares and the Class B Preference Shares.

“Preferred Unit Guarantees” means the Series 5 Guarantee, the Series 7 Guarantee and the Series 8 Guarantee.

“Preferred UnitGuarantors” means, collectively, BRELP, NA Holdco, LATAM Holdco, Euro Holdco and Investco.

“Preferred Unitholders” means holders of Preferred Units.

“Preferred Units” means the preferred limited partnership units in the capital of BREP.

“QEF Election” has the meaning given to it in Item 10.E “Taxation — Consequences to U.S. Holders — Passive Foreign Investment Compliance”.

“Qualifying Income Exception” has the meaning given to it under Item 10.E “Taxation — Material U.S. Federal Income Tax Considerations — Partnership Status of BREP and BRELP”.

“Redeemable/Exchangeable partnership unit” means a limited partnership unit of BRELP that has the rights of the Redemption-Exchange Mechanism.

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

“REFIT”  means the Republic of Ireland’s Renewable Energy Feed-in Tariff 1 and Renewable Energy Feed-in Tariff 2 programs.

“Registration Rights Agreement” has the meaning given to it under Item 7.B “Related Party Transactions — Registration Rights Agreement”.

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

“RPS” has the meaning given to it under Item 4.B “Business Overview — Global Renewable Power Drivers”.

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

“Series 3 Shares” means the Class A Preference Shares, Series 3 of BRP Equity.

“Series 4 Shares” means the Class A Preference Shares, Series 4 of BRP Equity.

“Series 5 Shares” means the Class A Preference Shares, Series 5 of BRP Equity.

“Series 6 Shares” means the Class A Preference Shares, Series 6 of BRP Equity.

“Series 5 Preferred Units” means the Class A Preferred Units, Series 5 of BREP.

“Series 7 Preferred Units” means the Class A Preferred Units, Series 7 of BREP.

“Series 8 Preferred Units” means the Class A Preferred Units, Series 8 of BREP.

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

“SIFT Rules” has the meaning given to it under Item 3.D “Risk Factors — Risks Related to Taxation — Canada”.

“Tax Act” means the Canadian Income Tax Act, R.S.C. 1985, c. 1. (5th Supp), as amended, including the regulations promulgated under such Act.

“Tax Proposals” means all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister prior to the date hereof.

“TFSA” has the meaning given to it under Item 3.D “Risk Factors — Risks Related to Taxation — Canada”.

“TJLP” means Taxa de Juros de Longo Prazo.

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

“Treasury Regulations” means the Treasury regulations promulgated under the U.S. Internal Revenue Code.

“Treaty” means the Canada-U.S. Income Tax Convention (1980).

“TSX” means the Toronto Stock Exchange.

“UBTI” has the meaning given to it under Item 3.D “Risk Factors — Risks Related to Taxation — United States”.

“Units” means the LP Units and the Preferred Units.

“Unitholders” means LP Unitholders and Preferred Unitholders.

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

FORWARD-LOOKING STATEMENTS

This Form 20-F contains forward-looking statements concerning the business and operations of Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this Form 20-F include statements regarding the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate, BREP’s anticipated financial performance, future commissioning of assets, contracted portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions, future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, diversification of shareholder base, energy policies, economic growth, growth potential of the renewable asset class, the future growth prospects and distribution profile of BREP and BREP’s access to capital. In some cases, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavors”, “pursues”, “strives”, “seeks” or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this Form 20-F are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

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

•         changes to hydrology at our hydroelectric stations, to wind conditions at our wind energy facilities or to crop supply or weather generally at any biomass cogeneration facility;

•         counterparties to our contracts not fulfilling their obligations;

•         increases in water rental costs (or similar fees) or changes to the regulation of water supply;

•         volatility in supply and demand in the energy market;

•          the increasing amount of uncontracted generation in our portfolio;

•         industry risks relating to the power markets in which we operate;

•         increased regulation of our operations;

•         contracts, concessions and licenses expiring and not being renewed or replaced on similar terms;

•         increases in the cost of operating our plants;

•         our failure to comply with conditions in, or our inability to maintain, governmental permits;

•         equipment failures;

•         dam failures and the costs of repairing such failures;

•         force majeure events;

•         uninsurable losses;

•         adverse changes in currency exchange rates;

•         availability and access to interconnection facilities and transmission systems;

•         health, safety, security and environmental risks;

•         disputes, governmental and regulatory investigations and litigation;

•         our operations being affected by local communities;

•         fraud, bribery, corruption, other illegal acts or inadequate or failed internal processes or systems;

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

•         our inability to effectively manage our foreign currency exposure;

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

•         delays, cost overruns and other problems associated with the construction, development and operation of our generating facilities;

•         the arrangements we enter into with communities and joint venture partners;

•         Brookfield’s election not to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield identifies;

•         we do not have control over all our operations;

•         our ability to issue equity or debt for future acquisitions and developments is dependent on capital markets;

•         foreign laws or regulation to which we become subject as a result of future acquisitions in new markets;

•         the departure of some or all of Brookfield’s key professionals;

•         our dependence on Brookfield and Brookfield’s significant influence over us;

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

Financial Information

The financial information contained in this Form 20-F is presented in U.S. dollars and, unless otherwise indicated, has been prepared in accordance with IFRS. All figures are unaudited unless otherwise indicated. In this Form 20-F, all references to “$” are to U.S. dollars. Canadian dollars, Brazilian Reais, Euros and Colombian Pesos are identified as “C$”, “R$”, “€” and “COP”, respectively.

CAUTIONARY STATEMENT REGARDING USE OF NON-IFRS MEASURES

This Form 20-F contains references to Adjusted EBITDA, Funds From Operations and Adjusted Funds From Operations which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA, Funds From Operations and Adjusted Funds From Operations used by other entities. We believe that Adjusted EBITDA, Funds From Operations and Adjusted Funds From Operations are useful supplemental measures that may assist investors in assessing the financial performance and the cash anticipated to be generated by our operating portfolio. None of Adjusted EBITDA, Funds From Operations or Adjusted Funds From Operations should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. Reconciliations of each of Adjusted EBITDA, Funds From Operations, and Adjusted Funds From Operations to net income and cash flows from operating activities are presented in Item 5.A “Operating Results —Financial Review by Segments for the Year Ended December 31, 2015” and Item 5.A “Operating Results — Financial Review by Segments for the Year Ended December 31, 2014.”

PART I

ITEM 1.       IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.       OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.       KEY INFORMATION

3.A              SELECT FINANCIAL DATA

The information in this section, excluding the operational information and distributions per LP Unit set forth in the tables below, is derived from and should be read in conjunction with the audited consolidated financial statements of Brookfield Renewable as at December 31, 2015 and 2014, and for the years ended December 31, 2015 and 2014 and 2013 and related notes which are included elsewhere in this Form 20-F.

See Item 5. “Operating and Financial Review and Prospects,” Item 8. “Financial Information” and Item 18. “Financial Statements”.

HISTORICAL OPERATIONAL AND FINANCIAL INFORMATION

	For the years ended December 31
(MILLIONS, EXCEPT AS NOTED)	2015	2014	2013	2012	2011(1)
Operational information:(2)
Capacity (MW)	7,284	6,707	5,849	5,304	4,536
Long-term average generation (GWh)(3)	25,543	23,296	21,836	18,202	16,297
Actual generation (GWh)(3)	23,332	22,548	22,222	15,942	15,877
Average revenue ($ per MWh)	70	77	77	82	74
Selected financial information
Revenues	$1,628	$1,704	$1,706	$1,309	$1,169
Adjusted EBITDA(4)	1,177	1,216	1,208	852	804
Funds From Operations(4)	467	560	594	347	332
Adjusted Funds From Operations(4)	407	502	538	295	284
Net income	103	203	215	(95)	(451)
Funds From Operations per LP Unit(4)(5)	1.69	2.07	2.24	1.31	1.25
Distributions per LP Unit(6)	1.66	1.55	1.45	1.38	0.34
	As at December 31
(MILLIONS, EXCEPT AS NOTED)	2015	2014	2013	2012	2011(1)
Balance sheet data:
Property, plant and equipment, at fair value	$18,358	$18,566	$15,741	$15,702	$14,002
Equity-accounted investments	197	273	290	344	405
Total assets	19,507	19,849	16,999	16,943	15,713

Long-term debt and credit facilities	7,338	7,678	6,623	6,119	5,519
Deferred income tax liabilities	2,695	2,637	2,265	2,349	2,367
Total liabilities	10,744	10,968	9,463	9,135	8,529

Participating non-controlling interests -
in operating subsidiaries	2,587	2,062	1,303	1,028	629
General partnership interest in a holding
subsidiary held by Brookfield	52	59	54	63	64
Participating non-controlling interests -
in a holding subsidiary - Redeemable
/Exchangeable units held by Brookfield	2,559	2,865	2,657	3,070	3,089
Preferred equity	610	728	796	500	241
Preferred limited partners' equity	128	-	-	-	-
Limited partners' equity	2,827	3,167	2,726	3,147	3,161
Total equity	8,763	8,881	7,536	7,808	7,184
Debt to total capitalization(7)	39%	40%	41%	38%	37%

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

(3)       For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date and is not annualized.

(4)       Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”, “Financial Review by Segments for the Year Ended December 31, 2015” and “Financial Review by Segments for the Year Ended December 31, 2014”.

(5)       For the year ended December 31, 2015, weighted average LP units, Redeemable/Exchangeable units and General Partnership units totaled 275.6 million (2014: 271.1 million; 2013: 265.3 million; 2012: 265.2 million and 2011: 265.1 million).

(6)       Represents distributions per unit to holders of Redeemable/Exchangeable partnership units, LP Units and GP interest.

(7)       Total capitalization is calculated as total debt plus deferred income tax liabilities, net of deferred income tax assets, and equity.

FINANCIAL REVIEW FOR THE YEARS ENDED DECEMBER 31, 2015 TO 2011

The following table reflects the Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations and the reconciliation to net income (loss) for the years indicated:

(MILLIONS, EXCEPT AS NOTED)	2015	2014	2013	2012	2011
Generation (GWh) - LTA	25,543	23,296	21,836	18,202	16,297
Generation (GWh) - actual(1)	23,332	22,548	22,222	15,942	15,877
Revenues	$1,628	$1,704	$1,706	$1,309	$1,169
Other income(2)(3)(4)	81	10	11	16	19
Share of cash earnings from
equity-accounted investments	20	26	21	13	23
Direct operating costs	(552)	(524)	(530)	(486)	(407)
Adjusted EBITDA(5)	1,177	1,216	1,208	852	804
Fixed earnings adjustment(6)	-	11	-	-	-
Interest expense – borrowings	(429)	(415)	(410)	(411)	(411)
Management service costs	(48)	(51)	(41)	(36)	(1)
Current income taxes	(18)	(18)	(19)	(14)	(8)
Less: cash portion of non-controlling interests
Participating non-controlling interests -
in operating subsidiaries	(184)	(145)	(107)	(28)	(39)
Preferred equity	(30)	(38)	(37)	(16)	(13)
Less: distributions to preferred limited partners	(1)	-	-	-	-
Funds From Operations(5)	467	560	594	347	332
Less: adjusted sustaining capital expenditures(7)	(60)	(58)	(56)	(52)	(48)
Adjusted Funds From Operations(5)	407	502	538	295	284
Add: cash portion of non-controlling interests	255	183	144	44	52
Add: distributions to preferred limited partners	1	-	-	-	-
Add: adjusted sustaining capital expenditures(7)	60	58	56	52	48
Less: fixed earning adjustment	-	(11)	-	-	-
Other items:
Depreciation	(616)	(548)	(535)	(483)	(468)
Unrealized financial instrument (loss) gain	(9)	10	37	(23)	(20)
Loss on fund unit liability	-	-	-	-	(376)
Share of non-cash loss from
equity-accounted investments	(10)	(23)	(12)	(18)	(13)
Deferred income tax recovery	78	29	18	54	50
Other	(63)	3	(31)	(16)	(8)
Net income (loss)	$103	$203	$215	$(95)	$(451)

Net income (loss) attributable to:
Non-controlling interests
Participating non-controlling interests -
in operating subsidiaries	$69	$51	$41	$(40)	$11
General partnership interest in a holding
subsidiary held by Brookfield	-	1	1	(1)	(5)
Participating non-controlling interests - in
a holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	1	55	67	(35)	(232)
Preferred equity	30	38	37	16	13
Preferred limited partners' equity	1	-
Limited partners' equity	2	58	69	(35)	(238)

Basic and diluted earnings (loss) per LP Unit(8)	$0.01	$0.42	$0.52	$(0.26)	$(1.79)

(1)            Variations in generation are described under Item 5.A “Operating Results – Segmented Disclosures.”

(2)            In July 2015, Brookfield Renewable, along with its institutional partners, sold its interest in a 102 MW wind facility in California to a third party for gross cash consideration of $143 million, resulting in a gain of $53 million.  See Note 5 - Disposal of assets and Note 23 - Other income in our audited consolidated financial statements.  Brookfield Renewable’s share of the gain was $12 million, representing the 22% interest in the facility and is net of the cash portion of non-controlling interests.

(3)            In July 2015, concession agreements relating to two Brazilian hydroelectric facilities expired. Brookfield Renewable elected not to renew these concession agreements in exchange for compensation of $17 million.

(4)            In 2015, Brookfield Renewable realized gains of $31 million on the settlement of foreign currency contracts. See Note 23 - Other income in our audited consolidated financial statements.

(5)            Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures” and “Financial Review by Segments for the Year Ended December 31, 2015” and “Financial Review by Segments for the Year Ended December 31, 2014”.

(6)            The fixed earnings adjustment relates to Brookfield Renewable’s investment in the acquisition of a wind portfolio in Ireland. Pursuant to the terms of the purchase and sale agreement, Brookfield Renewable acquired an economic interest in the wind portfolio from January 1, 2014. The transaction closed on June 30, 2014, and accordingly under IFRS, the $11 million net Funds From Operations contribution was recorded as part of the purchase price.

(7)            Based on long-term capital expenditure plans.

(8)            Average LP Units outstanding during the year totaled 143.3 million (2014: 138.8 million,  2013 and 2012: 132.9 million and 2011: 132.8 million).

3.B              CAPITALIZATION AND INDEBTEDNESS

Not applicable.

3.C              REASONS FOR THE OFFER AND USE OF PROCEEDS

Not applicable.

 3.D             RISK FACTORS

You should carefully consider the following factors in addition to the other information set forth in this Form 20-F. If any of the following risks actually occur, our business, financial condition, results of operations and prospects could be adversely affected and the value of our Units would likely decline, and you could lose all or part of your investment.

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

            Our ownership and organizational structure is similar to structures whereby one company controls another company which in turn holds controlling interests in other companies; thereby, the company at the top of the chain may control the company at the bottom of the chain even if its effective equity position in the bottom company is less than a controlling interest. Brookfield is the sole shareholder of the Managing General Partner and, as a result of such ownership of the Managing General Partner, Brookfield will be able to control the appointment and removal of the Managing General Partner’s directors and, accordingly, will exercise substantial influence over us. In turn, we often have a majority controlling interest or a significant influence in our investments. Even though Brookfield has an effective economic interest in our business of approximately 62% as a result of its ownership of our LP Units and the Redeemable/Exchangeable partnership units, over time Brookfield may reduce this economic interest while still maintaining its controlling interest. This could lead to Brookfield using its control rights in a manner that conflicts with the economic interests of our other Unitholders. For example, despite the fact that we have the Conflicts Policy in place, which addresses the requirement for independent approval and other requirements for transactions in which there is greater potential for a conflict of interest to arise, including transactions with affiliates of Brookfield, because Brookfield will be able to exert substantial influence over us, and, in turn, over our investments, there is a greater risk of transfer of assets of our investments at non-arm’s length values to Brookfield and its affiliates. In addition, debt incurred at multiple levels within the chain of control could exacerbate the separation of economic interest from controlling interest at such levels, thereby creating an incentive to leverage us and our investments. Any such increase in debt would also make us more sensitive to declines in revenues, increases in expenses and interest rates, and adverse market conditions. The servicing of any such debt would also reduce the amount of funds available to pay distributions to us and ultimately to our Unitholders.

We could become regulated as an “investment company” under the Investment Company Act (and similar legislation in other jurisdictions) which would make it impractical for us to operate as contemplated.

The Investment Company Act (and similar legislation in other jurisdictions) provides certain protections to investors and imposes certain restrictions on companies that are registered as investment companies. BREP is not an “investment company” under the Investment Company Act and does not intend to become one. If BREP were to be deemed an investment companyunder the Investment Company Act, we might be required to materially restrict or limit the scope of our operations or plans as it would be impractical for us to operate as intended: certain agreements we have with Brookfield would be impaired, the type and amount of acquisitions that we would be able to make as a principal would be limited, and our business, financial condition and results of operations would be materially adversely affected. We would also be limited in the types of acquisitions that we might make, and we might need to modify our organizational structure or dispose of assets of which we would not otherwise dispose. Accordingly, we would be required to take extraordinary steps to address the situation, such as the amendment or termination of our Master Services Agreement, the restructuring of BREP and the Holding Entities, the amendment of the Amended and Restated Limited Partnership Agreement of BREP or the termination of BREP, any of which could materially adversely affect the value of our Units. In addition, if BREP were deemed to be an investment company under the Investment Company Act, it would be taxable as a corporation for U.S. federal income tax purposes, which could materially adversely affect the value of our Units.

Our failure to maintain effective internal controls could have a material adverse effect on our business in the future and the price of our Units.

Pursuant to Section 404 of the Sarbanes-Oxley Act, our management has delivered a report that assesses the effectiveness of our internal controls over financial reporting (in which they concluded that these internal controls are effective) and our independent registered public accounting firm has delivered an attestation report on our management’s assessment of, and the operating effectiveness of, our internal controls over financial reporting in conjunction with their opinion on our audited consolidated financial statements. Any failure to maintain adequate internal controls over financial reporting or to implement required, new or improved controls, or difficulties encountered in their implementation, could cause us to report material weaknesses in our internal controls over financial reporting and could result in a more than remote possibility of errors or misstatements in our consolidated financial statements that would be material. If we or our independent registered public accounting firm were to conclude that our internal controls over financial reporting were not effective, investors could lose confidence in our reported financial information and the price of our Units could decline. Our failure to achieve and maintain effective internal controls could have a material adverse effect on our business in the future, our access to the capital markets and investors’ perception of us. In addition, material weaknesses in our internal controls could require significant expense and management time to remediate.

Risks Related to Our Operations and the Renewable Power Industry

Changes to hydrology at our hydroelectric stations, wind conditions at our wind energy facilities or to crop supply or weather conditions generally at our biomass cogeneration facilities could materially adversely affect the volume of electricity generated.

The revenues generated by our facilities are proportional to the amount of electricity generated which in turn is dependent upon available water flows, wind conditions and weather conditions generally. Hydrology, wind and weather conditions have natural variations from season to season and from year to year and may also change permanently because of climate change or other factors. A natural disaster could also impact water flows within the watersheds in which we operate. Wind energy is highly dependent on weather conditions and, in particular, on wind conditions. The profitability of a wind farm depends not only on observed wind conditions at the site, which are inherently variable, but also on whether observed wind conditions are consistent with assumptions made during the project development phase. A sustained decline in water flow at our hydroelectric stations or in wind conditions at our wind energy facilities could lead to a material adverse change in the volume of electricity generated, revenues and cash flow. Weather conditions have historically caused variability in sugarcane harvests. A decline in sugarcane supply caused by drought, frost or floods, to the sugar and ethanol mills that are the feedstock suppliers of our biomass cogeneration facilities, could limit the volume of energy these facilities are able to generate.

In Brazil, hydroelectric power generators have access to the MRE, which, within the limitation referred to below, stabilizes hydrology by assuring that all participant plants in the MRE receive a reference amount of electricity, approximating long-term average irrespective of the actual volume of energy generated whether above or below long-term average and substantially all our assets are part of that pool. In cases of nationwide drought, when the pool as a whole is in shortfall relative to the long-term average, an asset can expect to share the nationwide shortfall pro-rata with the rest of the pool. In addition, specific rules provide the minimum percentages of the reference amount of electricity that must be actually generated each year for assuring participation in the MRE. The energy reference amount is assessed yearly according to the criteria of such regulation, and can be adjusted positively or negatively. If the Brookfield Renewable reference amount is revised, our share of the balancing pool could be reduced. If the MRE is terminated or changed, Brookfield Renewable’s financial results would be more exposed to variations in hydrology at certain hydroelectric facilities in Brazil. In both instances, this could have an adverse effect on our results of operations and cash flows.

Counterparties to our contracts may not fulfill their obligations and, as our contracts expire, we may not be able to replace them with agreements on similar terms.

If, for any reason, any of the purchasers of power under our PPAs, including Brookfield, are unable or unwilling to fulfill their contractual obligations under the relevant PPA or if they refuse to accept delivery of power pursuant to the relevant PPA, our assets, liabilities, business, financial condition, results of operations and cash flow could be materially and adversely affected as we may not be able to replace the agreement with an agreement on equivalent terms and conditions. External events, such as a severe economic downturn, could impair the ability of some counterparties to the PPAs or some customers to pay for electricity received.

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

Conversely, a significant percentage of our sales will be made by facilities subject to indefinite term contracts with Brookfield (taking into account its rights of renewal) at fixed prices per MWh. Accordingly, with respect to those facilities, our ability to realize improved revenues due to increases in market prices for renewable power may be limited.

A significant portion of the power we generate is sold under long-term PPAs with Brookfield, public utilities or industrial or commercial end-users, some of whom may not be rated by any rating agency. For example, as at December 31, 2015, approximately 42% of our 2016 contracted generation was with Brookfield entities, the majority of which are not rated and whose obligations are not guaranteed by Brookfield Asset Management.

Increases in water rental costs (or similar fees) or changes to the regulation of water supply may impose additional obligations on Brookfield Renewable.

Water rights are generally owned or controlled by governments that reserve the right to control water levels or impose water-use requirements as a condition of license renewal that differ from those arrangements in place today. We are required to pay taxes, make rental payments or pay similar fees for use of water and related rights once our hydroelectric projects are in commercial operation. Significant increases in water rental costs or similar fees in the future or changes in the way that governments regulate water supply could have a material adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow.

Supply and demand in the energy market, including the non-renewable energy market, is volatile and such volatility could have an adverse impact on electricity prices and a material adverse effect on Brookfield Renewable assets, liabilities, business, financial condition, results of operations and cash flow.

A portion of Brookfield Renewable’s revenues are tied, either directly or indirectly, to the wholesale market price for electricity in the markets in which Brookfield Renewable operates. Wholesale market electricity prices are impacted by a number of factors including: the price of fuel (for example, natural gas) that is used to generate electricity; the management of generation and the amount of excess generating capacity relative to load in a particular market; the cost of controlling emissions of pollution, including potentially the cost of carbon; the structure of the electricity market; and weather conditions that impact electrical load. More generally, there is uncertainty surrounding the trend in electricity demand growth, which is greatly influenced by: macroeconomic conditions, absolute and relative energy prices and energy conservation and demand-side management. Correspondingly, from a supply perspective, there are uncertainties associated with the timing of generating plant retirements – in part driven by environmental regulations – and with the scale, pace and structure of replacement capacity, again reflecting a complex interaction of economic and political pressures and environmental preferences. For example, declines in natural gas prices have impacted prices in power markets in North America. This volatility and uncertainty in the power market generally, including the non-renewable power market, could have a material adverse effect on Brookfield Renewable’s assets, liabilities, business, financial condition, results of operations and cash flow.

We expect the amount of uncontracted generation in our portfolio to increase.

As at December 31, 2015, approximately 83% of our generation (on a proportionate basis) was contracted over the following five years under long-term, fixed price contracts with creditworthy counterparties. In 2014, 92% of our generation (on a proportionate basis) was contracted and, in 2015, that percentage was 90% of our generation (on a proportionate basis). We currently expect that the portion of our portfolio that is uncontracted will continue to increase gradually over time. While increases in uncontracted generation may allow us to be opportunistic and take advantage of high spot-market prices, it will also increase our exposure to variability in power prices, which could, in certain circumstances, have an adverse effect on our business, financial condition, results of operations and cash flows.

There are general industry risks associated with the power markets in which we operate.

We currently operate in power markets in North America, Latin America and Europe, each of which is affected by competition, price, supply of and demand for power, the location of import/export transmission lines and overall political, economic and social conditions and policies. A general and extended decline in the North American, Latin American or European economies, or in the economies of the specific countries in which we operate, or sustained conservation efforts to reduce electricity consumption, could have the effect of reducing demand for electricity.

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

We hold concessions and licenses and we have rights to operate our facilities which generally include rights to the land and water required for power generation. We generally expect that our rights and/or our licenses will be renewed. However, if we are not granted renewal rights, or if our concessions and licenses, as the case may be, are renewed subject to conditions which impose additional costs, or impose additional restrictions such as setting a price ceiling for energy sales, our profitability and operational activity could be adversely impacted.

The cost of operating our plants could increase for reasons beyond our control.

While we currently maintain an appropriate and competitive cost position, there is a risk that increases in our cost structure that are beyond our control could materially adversely impact our financial performance. Examples of such costs include compliance with new conditions imposed during the relicensing process, municipal property taxes, water rental fees and the cost of procuring materials and services required for our maintenance activities.

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

We may experience equipment failure.

Our generation assets may not continue to perform as they have in the past and there is a risk of equipment failure due to wear and tear, latent defect, design error, operator error or early obsolescence, among other things, which could have a material adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow. In particular, wind generation turbines are less commercially proven than hydroelectric assets and have shorter lifespans.

The occurrence of dam failures could result in a loss of generating capacity and repairing such failures could require us to expend significant amounts of capital and other resources.

The occurrence of dam failures at any of our hydroelectric generating stations or the occurrence of dam failures at other generating stations or dams operated by third parties whether upstream or downstream of our hydroelectric generating stations could result in a loss of generating capacity and repairing such failures could require us to expend significant amounts of capital and other resources. Such failures, could result in damage to the environment or damages and harm to third parties or the public, which could expose us to significant liability.

We may be exposed to force majeure events.

The occurrence of a significant event that disrupts the ability of our generation assets to produce or sell power for an extended period, including events which preclude customers from purchasing electricity, could have a material adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow. In addition, force majeure events affecting our assets could result in damage to the environment or harm to third parties or the public, which could expose us to significant liability. Our generation assets could be exposed to effects of severe weather conditions, natural disasters and potentially catastrophic events such as a major accident or incident. An assault or an action of malicious destruction, sabotage or terrorism committed on our generation assets could also disrupt our ability to generate or sell power. In certain cases, there is the potential that some events may not excuse Brookfield Renewable from performing its obligations pursuant to agreements with third parties and therefore may expose Brookfield Renewable to liability. In addition, many of our generation assets are located in remote areas which may make access for repair of damage difficult.

We may be exposed to uninsurable losses.

While we maintain certain insurance coverage, such insurance may not continue to be offered on an economically feasible basis, may not cover all events that could give rise to a loss or claim involving our assets or operations, and may not cover all of our assets. If our insurance coverage is insufficient and we are forced to bear such losses or claims, our financial position could be materially and adversely affected.

We are subject to foreign currency risk which may adversely affect the performance of our operations and our ability to manage such risk depends, in part, on our ability to implement an effective hedging strategy.

A significant portion of our current operations are in countries where the U.S. dollar is not the functional currency. These operations pay distributions in currencies other than the U.S. dollar, which we must convert to U.S. dollars prior to making distributions. A significant depreciation in the value of such foreign currencies or measures which may be introduced by foreign governments to control inflation or deflation may have a material adverse effect on our business, financial condition, results of operations and cash flows. When managing our exposure to currency risks, we use foreign currency forward contracts and other strategies to mitigate currency risk and there can be no assurances that these strategies will be successful.

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

The ownership, construction and operation of our generation assets carry an inherent risk of liability related to public safety, health, safety, security and the environment, including the risk of government imposed orders to remedy unsafe conditions and/or to remediate or otherwise address environmental contamination or damage. We could also be exposed to potential penalties for contravention of health, safety, security and environmental laws and potential civil liability. In the ordinary course of business we incur capital and operating expenditures to comply with health, safety, security and environmental laws, to obtain and comply with licenses, permits and other approvals and to assess and manage related risks. The cost of compliance with these laws (and any future laws or amendments enacted) may increase over time and result in additional material expenditures. We may become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to health, safety, security and environmental matters as a result of which our operations may be limited or suspended. The occurrence of any of these events or any changes, additions to or more rigorous enforcement of health, safety, security and environmental laws could have a material and adverse impact on operations and result in additional material expenditures. Additional environmental, health and safety issues relating to presently known or unknown matters may require unanticipated expenditures, or result in fines, penalties or other consequences (including changes to operations) that may be material and adverse to our business and results of operations.

Our renewable power business may be involved in disputes, governmental and regulatory investigations and possible litigation.

In the normal course of our operations, Brookfield Renewable is involved in various legal actions that could expose it to liability for damages. The outcome with respect to outstanding, pending or future actions cannot be predicted with certainty and may be adverse to us and as a result could have a material adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow. We and our affiliates are subject to governmental or regulatory investigations from time to time. Governmental and regulatory investigations, regardless of their outcome, are generally costly, divert management attention, and have the potential to damage our reputation. There has been increasing global focus on the implementation and enforcement of anti-bribery and anti-corruption legislation by various governmental agencies, including the SEC and Department of Justice in the U.S.  The unfavorable resolution of any governmental or regulatory investigation could result in criminal liability, fines, penalties or other monetary or non-monetary remedies and could materially affect our business or results of operations.

The operation of our generating facilities could be affected by local communities.

We may become impacted by the interests of local communities and stakeholders, including in some cases, Aboriginal peoples, that affect the operation of our facilities. Certain of these communities may have or may develop interests or objectives which are different from or even in conflict with our objectives, including the use of our project lands and waterways near our facilities. Any such differences could have a negative impact on the successful operation of our facilities. As well, disputes surrounding, and settlements of, Aboriginal land claims regarding lands on or near our generating assets could interfere with operations and/or result in additional operating costs or restrictions.

We may suffer a significant loss resulting from fraud, bribery, corruption, other illegal acts, inadequate or failed internal processes or systems, or from external events.

We may suffer a significant loss resulting from fraud, bribery, corruption, other illegal acts, inadequate or failed internal processes or systems, or from external events, such as security threats affecting our ability to operate. We operate in different markets and rely on our employees and certain third parties to follow our policies and processes as well as applicable laws in their activities. Risk of illegal acts or failed systems is managed through our infrastructure, controls, systems and people, complemented by central groups focusing on enterprise-wide management of specific operational risks such as fraud, trading, outsourcing, and business disruption, as well as personnel and systems risks. Specific programs, policies, standards, methodologies and training have been developed to support the management of these risks and, as we expand into new markets and make new investments, we update and implement our programs, policies, standards, methodologies and training to address the risks that we perceive. The failure to adequately identify or manage these risks could result in direct or indirect financial loss, regulatory censure and/or harm to the reputation of Brookfield Renewable.

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

            There are other alternative technologies that can produce renewable power, such as fuel cells, micro-turbines and photovoltaic (solar) cells. Most of these alternative technologies still require subsidies to be competitive with conventional generation sources (including hydro); however, research and development activities are ongoing to seek improvements in such alternative technologies and their cost of producing electricity is gradually declining. Additionally, research and developments activities are ongoing to seek improvements and reductions in carbon emissions from conventional fossil fuel generation. It is possible that advances will further reduce the cost of alternative methods of power generation. If this were to happen, the competitive advantage of our projects may be significantly impaired or eliminated and our assets, liabilities, business, financial condition, results of operations and cash flow could be materially and adversely affected as a result.

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

The economic viability of the feedstock supplier of our biomass cogeneration facilities is linked to the market price for sugar and ethanol, and the prices of these commodities are cyclical and are affected by general economic conditions in Brazil and globally.

The principal feedstock of our 175 MW biomass cogeneration facilities is “bagasse” – a dry, fibrous residue left after the extraction of juice from sugar cane. The biomass cogeneration facilities that we own are attached to mills that are the suppliers of the bagasse, which they provide to these facilities in exchange for some of the steam and electricity that the facilities produce. The excess electricity that is not delivered to the relevant mill is sold under contract to commercial offtakers, to the government by way of a regulated auction process or directly into the market. The viability of these mills depends on prevailing market prices for ethanol and sugar as well as other factors that are out of our control. These facilities currently depend on one supplier of bagasse, who is the owner of the mills. The supplier of these facilities is currently in financial distress and if such supplier becomes unavailable, we would have to procure bagasse from other sources, which could have a material adverse effect on the value of this investment.

Risks Related to Financing

Our ability to finance our operations is subject to various risks relating to the state of the capital markets.

Future acquisitions, the development and construction of new facilities and other capital expenditures will be financed out of cash generated from our operations, capital recycling, debt and possible future sales of equity. There is debt throughout our corporate structure that will need to be replaced from time to time: BREP, BRELP and the Holding Entities have corporate debt and many Operating Entities have limited recourse project level debt (the majority of which is non-recourse to BREP). Our ability to obtain debt or equity financing to fund our growth, and our ability to refinance existing indebtedness, is dependent on, among other factors, the overall state of the capital markets, continued operating performance of our assets, future electricity market prices, the level of future interest rates, lenders’  and investors’ assessment of our credit risk, capital markets conditions and investor appetite for investments in renewable energy and infrastructure assets in general and in Brookfield Renewable’s securities in particular. Also, Brookfield Renewable’s financing agreements contain conditions that limit our ability to repay indebtedness prior to maturity without incurring penalties, which may limit our ability to raise capital and financing on favourable terms. To the extent that external sources of capital become limited or unavailable or available on onerous terms, our ability to fund acquisitions and make necessary capital investments to construct new or maintain existing facilities will be impaired, and as a result, our business, financial condition, results of operations and prospects may be materially and adversely affected.

We are subject to operating and financial restrictions through covenants in our loan, debt and security agreements.

Brookfield Renewable is subject to operating and financial restrictions through covenants in our loan, debt and security agreements. These restrictions prohibit or limit our ability to, among other things, incur additional debt, provide guarantees for indebtedness, grant liens, dispose of assets, liquidate, dissolve, amalgamate, consolidate or effect corporate or capital reorganizations, declare distributions, issue equity interests, and create subsidiaries. A financial covenant in our corporate bonds and in our corporate bank credit facilities limits our overall indebtedness to a percentage of total capitalization, a restriction which may limit our ability to obtain additional financing, withstand downturns in our business and take advantage of business and development opportunities. If we breach our covenants, our credit facilities may be terminated or come due and such event may cause our credit rating to deteriorate and subject Brookfield Renewable to higher interest and financing costs. We may also be required to seek additional debt financing on terms that include more restrictive covenants, require repayment on an accelerated schedule or impose other obligations that limit our ability to grow our business, acquire needed assets or take other actions that we might otherwise consider appropriate or desirable.

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

Our strategy for building LP Unitholder value is to seek to acquire or develop high-quality assets and businesses that generate sustainable and increasing cash flows, with the objective of achieving appropriate risk-adjusted returns on our invested capital over the long-term. However, there is no certainty that we will be able to find sufficient investment opportunities and complete transactions that meet our investment criteria. Our investment criteria consider, among other things, the financial, operating, governance and strategic merits of a proposed acquisition and, as such, there is no certainty that we will be able to acquire or develop additional high-quality assets at attractive prices to continue growing our business. Competition for assets is significant and competition from other well-capitalized investors or companies may significantly increase the purchase price or prevent us from completing an acquisition. Further, our growth initiatives are subject to a number of closing conditions, including, as applicable, third party consents, regulatory approvals (including competition authorities) and other third party approvals or actions that are beyond our control. If all or some of our growth initiatives are unable to be completed on the terms agreed, we may need to delay certain acquisitions or abandon them altogether or may not fully realize their anticipated benefit. In respect of Isagen, our goal is to, together with our institutional partners, increase our ownership of shares well above the current 57.6% level. However, there is no assurance that all or most of the remaining shareholders will tender their shares to our tender offers.

Future growth of our portfolio may subject us to additional risks and the expected benefits of our transactions may not materialize.

A key part of Brookfield Renewable’s strategy involves seeking acquisition opportunities. Acquisitions in general, and large-scale acquisitions in particular, have the potential to materially increase the scale, scope and complexity of our operations. If we do not effectively manage the additional operations, our business, financial condition and results of operations may be adversely affected.

Acquisitions will likely involve some or all of the following risks, which could materially and adversely affect our business, financial condition or results of operations: the potential to not close or otherwise realize the expected benefits of an announced transaction, the difficulty of integrating the acquired operations and personnel into our current operations; the inability to achieve potential synergies; potential disruption of our current operations; diversion of resources, including the time and attention of Brookfield’s professionals; the difficulty of managing the growth of a larger organization; the risk of entering markets in which we have little experience; the risk of becoming involved in labour, commercial or regulatory disputes or litigation related to the new operations; the risk of environmental or other liabilities associated with the acquired business; and the risk of a change of control resulting from an acquisition triggering rights of third parties or government agencies under contracts with, or authorizations held by the operating business being acquired. While it is our practice to conduct extensive due diligence investigations into businesses being acquired, it is possible that due diligence may fail to uncover or adequately assess all material risks in the business being acquired, whether operational, financial, legal or otherwise. For example, we may fail to identify a change of control trigger in a material contract or authorization, or a contractual counterparty or government agency may take a different view on the interpretation of such a provision to that taken by us, thereby resulting in a dispute. The discovery of any material liabilities subsequent to an acquisition, as well as the failure of an acquisition to perform according to expectations, could have a material adverse effect on Brookfield Renewable’s business, financial condition and results of operations. In addition, if returns are lower than anticipated from new acquisitions, we may not be able to achieve growth in our distributions in line with our stated goals and the market value of our units may decline.

There are several factors which may affect our ability to develop existing sites and find new sites suitable for the development of greenfield power projects.

Our ability to realize our greenfield development growth plans is dependent on our ability to develop existing sites and find new sites suitable for development into viable projects. Our ability to maintain a development permit often requires specific development steps to be undertaken. Successful development of greenfield power projects, whether hydroelectric or wind, is typically dependent on a number of factors, including: the ability to secure an attractive site on reasonable terms; the ability to measure resource availability at levels deemed economically attractive for continued project development; the ability to secure approvals, licenses and permits; the acceptance of local stakeholders, including in some cases, Aboriginal peoples, of proposed developments; the ability to secure transmission interconnection access or agreements; and the ability to secure a long-term PPA or other sales contract on reasonable terms. Each of these factors can be critical in determining whether or not a particular development project might ultimately be suitable for construction. Failure to achieve any one of these elements may prevent the development and construction of a project. When this occurs we may lose all of our investment in development expenditures and may be required to write-off project development assets.

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

•         in addition to structural limitations, the question of whether a particular acquisition is suitable is highly subjective and is dependent on a number of factors including an assessment by Brookfield of our liquidity position, the risk profile of the opportunity, its fit with the balance of our then current operations and other factors. If Brookfield determines that an opportunity is not suitable for us, it may still pursue such opportunity on its own behalf, or on behalf of a Brookfield sponsored partnership or consortium.

In making these determinations, Brookfield may be influenced by factors that result in a misalignment or conflict of interest. See Item 7.B “Related Party Transactions — Conflicts of Interest and Fiduciary Duties”.

We do not have control over all our operations.

We have structured some of our operations, including our interest in Isagen, as joint ventures, partnerships and consortium arrangements. An integral part of our strategy is to participate with institutional investors in Brookfield sponsored or co-sponsored consortiums for asset acquisitions and as a partner in or alongside Brookfield sponsored or co-sponsored partnerships that target acquisitions that suit our profile. These arrangements are driven by the magnitude of capital required to complete acquisitions of renewable assets and other industry-wide trends that we believe will continue. Such arrangements involve risks not present where a third party is not involved, including the possibility that partners or co-venturers might become bankrupt or otherwise fail to fund their share of required capital contributions. Additionally, partners or co-venturers might at any time have economic or other business interests or goals different from Brookfield Renewable and Brookfield.

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

The sale or transfer of interests in certain of our operations that are joint ventures, partnerships or consortium arrangements are subject to rights of first refusal or first offer, tag along rights or drag along rights and some agreements in these operations provide for buy-sell or similar arrangements. Such rights may be triggered at a time when we may not want them to be exercised and such rights may inhibit our ability to sell our interest in an entity within the desired time frame or on any other desired basis. In addition, the operations are also all subject to pre-emptive or default rights which may lead to the joint venture or third parties compulsorily acquiring assets from the joint venture.

We may be required to issue equity or debt for future acquisitions and developments and our ability to do so will be dependent on the overall state of the capital markets.

Future acquisitions and developments, construction of new facilities and other capital expenditures will be financed out of cash generated from our operations, dispositions of assets, borrowings and possible future sales of equity. As such, financing our growth may depend on raising additional equity and/or debt capital. Our ability to do so is dependent on, among other factors, our credit rating, the overall state of the capital markets and investor appetite for investments in renewable energy assets in general and our securities in particular.

We may pursue acquisitions in new markets that are subject to foreign laws or regulation that are more onerous than the laws and regulations we are currently subject to.

We may pursue acquisitions in new markets that are subject to regulation by various foreign governments and regulatory authorities and to the application of foreign laws. Such foreign laws or regulations may not provide for the same type of legal certainty and rights, in connection with our contractual relationships in such countries, as are afforded to our projects in, for example, the United States, which may adversely affect our ability to receive revenues or enforce our rights in connection with our foreign operations. In addition, the laws and regulations of some countries may limit our ability to hold a majority interest in some of the projects that we may develop or acquire, thus limiting our ability to control the development, construction and operation of such projects. Any existing or new operations may also be subject to significant political, economic and financial risks, which vary by country, and may include:

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

Development of new renewable energy sources and the overall growth of the renewable energy industry are dependent on state or provincial, national, supranational and international policies in support of such development. Policies which incentivize the development of renewables include renewable energy purchase obligations imposed on local service entities, tax incentives, including investment tax credits, production tax credits, accelerated depreciation and direct subsidies. Some of the jurisdictions in which we operate provide such incentives, in one form or another, for investment in renewable power. For example, in the Republic of Ireland, the majority of our assets are underpinned by the REFIT program that ensures generators receive a minimum fixed annual electricity price, indexed by inflation annually over a contract term of 15 years.

The attractiveness of renewable energy to purchasers, as well as the economic return available to project sponsors, is often dependent on the incentives that are available, and the availability of such incentives is uncertain. There is a risk that government regulations that provide incentives for renewable energy, or that have increased emission standards or other environmental regulation of traditional thermal coal-fired generation, could change at any time in a manner that adversely impacts the market for renewables generally. Any such change may impact the competitiveness of renewable energy generally and the economic value and ability to develop our projects in particular. In addition, some of these incentives are subject to sunset provisions which mean they will expire unless renewed. The budget difficulties facing many governments create greater challenges and uncertainty in getting incentives renewed. In addition, even if incentives are renewed prior to their expiration, uncertainty regarding renewal can create substantial risks and delays for developers of renewable power projects. As a result, we may face reduced ability to develop our project pipeline and realize our development growth objectives. We may also suffer material write-offs of development assets as a result.

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

Our arrangements with Brookfield do not require Brookfield to maintain any ownership level in BREP or in BRELP. Accordingly, the Managing General Partner may transfer its general partnership interest to a third party, including in a merger or consolidation or in a transfer of all or substantially all of its assets, without the consent of our Unitholders provided the transferee is an affiliate of the BRELP General Partner. In addition, Brookfield may sell or transfer all or part of its interests in the Service Provider or in the Managing General Partner, in each case, without the approval of our Unitholders. If a new owner were to acquire ownership of the Managing General Partner and to appoint new directors or officers of its own choosing, it would be able to exercise substantial influence over Brookfield Renewable’s policies and procedures and exercise substantial influence over our management and the types of acquisitions that we make. Such changes could result in Brookfield Renewable’s capital being used to make acquisitions in which Brookfield has no involvement or to make acquisitions that are substantially different from those targeted by our current growth strategy. Additionally, BREP cannot predict with any certainty the effect that any transfer in the ownership of the Managing General Partner would have on the trading price of our Units or Brookfield Renewable’s ability to raise capital or make investments in the future, because such matters would depend to a large extent on the identity of the new owner and the new owner’s intentions with regard to BREP. As a result, the future of BREP would be uncertain and Brookfield Renewable’s business, financial condition and results of operations may suffer.

Brookfield is not necessarily required to act in the best interests of the Service Recipients, Brookfield Renewable or our Unitholders.

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

Our Master Services Agreement and our other arrangements with Brookfield do not impose on Brookfield any fiduciary duties to act in the best interests of our Unitholders.

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

            The Bermuda Limited Partnership Act of 1883, under which BREP and BRELP were established, does not impose statutory fiduciary duties on a general partner of a limited partnership in the same manner that corporate statutes, such as the Canada Business Corporations Act and the Delaware Revised Uniform Limited Partnership Act, impose fiduciary duties on directors of a corporation. In general, under applicable Bermudian legislation, a general partner has certain limited duties to its limited partners, such as the duty to render accounts, account for private profits and not compete with the partnership in business. In addition, Bermuda common law recognizes that a general partner owes a duty of utmost good faith to its limited partners. These duties are, in most respects, similar to duties imposed on a general partner of a limited partnership under U.S. and Canadian law. However, to the extent that the Managing General Partner and BRELP GP LP owe any fiduciary duties to Brookfield Renewable or our Unitholders, these duties have been modified pursuant to the Amended and Restated Limited Partnership Agreement of BREP and the Amended and Restated Limited Partnership Agreement of BRELP as a

matter of contract law. We have been advised by Bermuda counsel that such modifications are not prohibited under Bermuda law, subject to typical qualifications as to enforceability of contractual provisions, such as the application of general equitable principles. This is similar to Delaware law which expressly permits modifications to the fiduciary duties owed to partners, other than an implied contractual covenant of good faith and fair dealing.

The Amended and Restated Limited Partnership Agreement of BREP and the Amended and Restated Limited Partnership Agreement of BRELP contain various provisions that modify the fiduciary duties that might otherwise be owed to Brookfield Renewable or our Unitholders, including when conflicts of interest arise. For example, the agreements provide that the Managing General Partner, the BRELP General Partner and their affiliates do not have any obligation under the Amended and Restated Limited Partnership Agreements of BREP or the Amended and Restated Limited Partnership Agreement of BRELP, or as a result of any duties stated or implied by law or equity, including fiduciary duties, to present business or investment opportunities to BREP, BRELP, any Holding Entity or any other holding entity established by us. They also allow affiliates of the Managing General Partner and BRELP General Partner to engage in activities that may compete with us or our activities. Further, when resolving conflicts of interest, neither the Amended and Restated Limited Partnership Agreement of BREP nor the Amended and Restated Limited Partnership Agreement of BRELP impose limitations on the discretion of the independent directors or the factors which they may consider in resolving any such conflicts. The independent directors of our Managing General Partner can therefore take into account the interests of third parties, including Brookfield, when resolving conflicts of interest. These modifications to the fiduciary duties are detrimental to our Unitholders because they restrict the remedies available for actions that might otherwise constitute a breach of fiduciary duty and permit conflicts of interest to be resolved in a manner that is not in the best interests of Brookfield Renewable or the best interests of our Unitholders. See Item 7.B. “Related Party Transactions — Conflicts of Interest and Fiduciary Duties”.

Our organizational and ownership structure may create significant conflicts of interest that may be resolved in a manner that is not in the best interests of Brookfield Renewable or the best interests of our Unitholders.

Our organizational and ownership structure involves a number of relationships that may give rise to conflicts of interest between Brookfield Renewable and our Unitholders, on the one hand, and Brookfield, on the other hand. In certain instances, the interests of Brookfield may differ from the interests of Brookfield Renewable or our Unitholders, including with respect to the types of acquisitions made, the timing and amount of distributions by BREP, the reinvestment of returns generated by our operations, the use of leverage when making acquisitions and the appointment of outside advisers and service providers, including as a result of the reasons described under Item 7.B “Related Party Transactions”.

In addition, the Service Provider, an affiliate of Brookfield, will provide management services to us pursuant to our Master Services Agreement as consideration for an annual Base Management Fee equal to $20 million (which amount is annually adjusted for inflation, with the first adjustment having been made on January 1, 2013, at an inflation factor based on year over year United States consumer price index) plus 1.25% of the amount by which the Total Capitalization Value exceeds an initial reference value determined based on its market capitalization on November 28, 2011. In the event that the measured Total Capitalization Value in a given period is less than the initial reference value, the Service Provider will receive only the Base Management Fee of $20 million annually (subject to an annual escalation by the specified inflation factor described above). The Base Management Fee is calculated and paid on a quarterly basis. BRELP GP LP will also receive incentive distributions based on the amount by which quarterly distributions on the limited partnership units of BRELP exceed specified target levels as set forth in the Amended and Restated Limited Partnership Agreement of BRELP. For a further explanation of the Base Management Fee and incentive distributions, see Item 6.A “Directors and Senior Management — Our Master Services Agreement — Management Fee” and Item 7.B “Related Party Transactions — Incentive Distributions”.

This relationship may give rise to conflicts of interest between us and our Unitholders, on the one hand, and Brookfield, on the other, as Brookfield’s interests may differ from the interests of Brookfield Renewable and our Unitholders. The Managing General Partner, the sole shareholder of which is Brookfield, has sole authority to determine whether we will make distributions, the amount of distributions on our Units and the timing of these distributions. The arrangements we have with Brookfield may create an incentive for Brookfield to take actions which would have the effect of increasing distributions on our LP Units and fees payable to it, which may be to the detriment of Brookfield Renewable and our Unitholders. For example, because the Base Management Fee is calculated based on the Total Capitalization Value it may create an incentive for Brookfield to increase or maintain the Total Capitalization Value over the near-term when other actions may be more favorable to us or our Unitholders. Similarly, Brookfield may take actions to increase our distributions on our LP Units in order to ensure Brookfield is paid incentive distributions in the near-term when other investments or actions may be more favorable to us or our Unitholders. Also, through Brookfield’s ownership of our LP Units and the Redeemable/Exchangeable partnership units, it currently has an effective economic interest in our business of approximately 62% and therefore may be incented to increase distributions payable to our LP Unitholders and thereby to Brookfield.

The Managing General Partner may be unable or unwilling to terminate our Master Services Agreement.

Our Master Services Agreement provides that the Service Recipients may terminate the agreement only if: the Service Provider defaults in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to the Service Recipients and the default continues unremedied for a period of 60 days after written notice of the breach is given to the Service Provider; the Service Provider engages in any act of fraud, misappropriation of funds or embezzlement against any Service Recipient that results in material harm to us; the Service Provider is grossly negligent in the performance of its duties under the agreement and such negligence results in material harm to the Service Recipients; or upon the happening of certain events relating to the bankruptcy or insolvency of the Service Provider. The Managing General Partner cannot terminate the agreement for any other reason, including if the Service Provider or Brookfield experiences a change of control or due solely to the poor performance or under-performance of Brookfield Renewable’s operations or assets, and the agreement continues in perpetuity, until terminated in accordance with its terms. In addition, because the Managing General Partner is an affiliate of Brookfield, it may be unwilling to terminate our Master Services Agreement, even in the case of a default. If the Service Provider’s performance does not meet the expectations of investors, and the Managing General Partner is unable or unwilling to terminate our Master Services Agreement, the market price of our Units could suffer. Furthermore, the termination of our Master Services Agreement would terminate BREP’s rights under the Relationship Agreement and the Licensing Agreement. See Item 7.B “Related Party Transactions — Relationship Agreement” and Item 7.B “Related Party Transactions — Licensing Agreement”.

The liability of the Service Provider is limited under our arrangements with it and we have agreed to indemnify the Service Provider against claims that it may face in connection with such arrangements, which may lead it to assume greater risks when making decisions relating to us than it otherwise would if acting solely for its own account.

Under our Master Services Agreement, the Service Provider has not assumed any responsibility other than to provide or arrange for the provision of the services described in our Master Services Agreement in good faith and will not be responsible for any action that the Managing General Partner takes in following or declining to follow its advice or recommendations. In addition, under the Amended and Restated Limited Partnership Agreement of BREP, the liability of the Managing General Partner and its affiliates, including the Service Provider, is limited to the fullest extent permitted by law to conduct involving gross negligence, bad faith, fraud or willful misconduct or, in the case of a criminal matter, action that was known to have been unlawful. The liability of the Service Provider under our Master Services Agreement is similarly limited. In addition, BREP has agreed to indemnify the Service Provider to the fullest extent permitted by law from and against any claims, liabilities, losses, damages, costs or expenses incurred by an indemnified person or threatened in connection with our operations, investments and activities or in respect of or arising from our Master Services Agreement or the services provided by the Service Provider, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the conduct in respect of which such persons have liability as described above. These protections may result in the Service Provider tolerating greater risks when making decisions than otherwise would be the case, including when determining whether to use leverage in connection with acquisitions. The indemnification arrangements to which the Service Provider is a party may also give rise to legal claims for indemnification that are adverse to Brookfield Renewable and Unitholders.

Risks Related to Our Units

We may need additional funds in the future and BREP may issue additional LP Units or Preferred Units in lieu of incurring indebtedness which may dilute existing holders of our LP Units or BREP may issue securities that have rights and privileges that are more favorable than the rights and privileges accorded to our Unitholders.

Under the Amended and Restated Limited Partnership Agreement of BREP, BREP may issue additional partnership securities, including LP Units, Preferred Units and options, rights, warrants and appreciation rights relating to partnership securities for any purpose and for such consideration and on such terms and conditions as the Managing General Partner may determine. The Managing General Partner’s board of directors will be able to determine the class, designations, preferences, rights, powers and duties of any additional partnership securities, including any rights to share in BREP’s profits, losses and distributions, any rights to receive partnership assets upon a dissolution or liquidation of BREP and any redemption, conversion and exchange rights. The Managing General Partner may use such authority to issue additional LP Units or Preferred Units, which could dilute holders of our LP Units, or to issue securities with rights and privileges that are more favorable than those of our LP Units or Preferred Units. Holders of Units do not have any pre-emptive right or any right to consent to or otherwise approve the issuance of any such securities or the terms on which any such securities may be issued.

Our Unitholders do not have a right to vote on BREP matters or to take part in the management of BREP.

Under the Amended and Restated Limited Partnership Agreement of BREP, our Unitholders are not entitled to vote on matters relating to BREP, such as acquisitions, dispositions or financing, or to participate in the management or control of BREP. In particular, our Unitholders do not have the right to remove the Managing General Partner, to cause the Managing General Partner to withdraw from BREP, to cause a new general partner to be admitted to BREP, to appoint new directors to the Managing General Partner’s board of directors, to remove existing directors from the Managing General Partner’s board of directors or to prevent a change of control of the Managing General Partner. In addition, except for certain fundamental matters prescribed by applicable laws, our LP Unitholders’ and Preferred Unitholders’ consent rights apply only with respect to certain amendments to the Amended and Restated Limited Partnership Agreement of BREP. As a result, unlike holders of common shares of a corporation, our LP Unitholders are not able to influence the direction of BREP, including its policies and procedures, or to cause a change in its management, even if they are unsatisfied with the performance of BREP. Consequently, our LP Unitholders may be deprived of an opportunity to receive a premium for their LP Units in the future through a sale of BREP and the trading price of our LP Units may be adversely affected by the absence or a reduction of a takeover premium in the trading price. LP Unitholders and Preferred Unitholders only have a right to vote under limited circumstances as described in Item 10.B “Memorandum and Articles of Association — Description of our LP Units, Preferred Units and the Amended and Restated Limited Partnership Agreement of BREP”.

The market price of our Units may be volatile.

The market price of our Units may be highly volatile and could be subject to wide fluctuations. Some of the factors that could negatively affect the price of our Units include: general market and economic conditions, including disruptions, downgrades, credit events and perceived problems in the credit markets; actual or anticipated variations in our quarterly operating results or distributions on our LP Units; changes in our investments or asset composition; write-downs or perceived credit or liquidity issues affecting our assets; market perception of BREP, our business and our assets; our level of indebtedness and/or adverse market reaction to any indebtedness we incur in the future; our ability to raise capital on favorable terms; loss of any major funding source; the termination of our Master Services Agreement or additions or departures of our or Brookfield’s key personnel; changes in market valuations of similar renewable power companies; speculation in the press or investment community regarding us or Brookfield; and changes in U.S. tax laws that make it impractical or impossible for BREP to continue to be taxable as a partnership for U.S. federal income tax purposes.

Securities markets in general have experienced extreme volatility that has often been unrelated to the operating performance of particular companies or partnerships. Any broad market fluctuations may adversely affect the trading price of our Units.

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

Investors in our Units may find it difficult or impossible to enforce service of process and enforcement of judgments against us and directors and officers of the Managing General Partner and the Service Provider.

We were established under the laws of Bermuda, and many of our subsidiaries are organized in jurisdictions outside of Canada and the United States. In addition, our executive officers and the experts identified in this Form 20-F are located outside of the United States and some are also located outside of Canada. Certain of the directors and officers of the Managing General Partner and the Service Provider reside outside of Canada and the United States. A substantial portion of our assets are, and the assets of the directors and officers of the Managing General Partner and the Service Provider and the experts identified in this Form 20-F may be, located outside of Canada and the United States. It may not be possible for investors to effect service of process within the United States or within Canada upon the directors and officers of the Managing General Partner and the Service Provider. It may also not be possible to enforce a judgment against us, the experts identified in this Form 20-F or the directors and officers of the Managing General Partner and the Service Provider, if such judgment was obtained in Canadian or U.S. courts predicated upon the civil liability provisions of securities laws in Canada or the United States, as applicable.

We may not be able to continue paying comparable or growing cash distributions to our Unitholders in the future.

The amount of cash we can distribute to our Unitholders depends upon the amount of cash we receive from BRELP and, indirectly, the Holding Entities and the Operating Entities. The amount of cash BRELP, the Holding Entities and the Operating Entities generate will fluctuate from quarter to quarter and will depend upon, among other things, the weather in the jurisdictions in which they operate, the level of their operating costs, and prevailing economic conditions. In addition, the actual amount of cash we will have available for distribution will also depend on other factors, such as: the level of costs related to litigation and regulatory compliance matters; the cost of acquisitions, if any; our debt service requirements; fluctuations in our working capital needs; our ability to borrow under our credit facilities; our ability to access capital markets; restrictions on distributions contained in our debt agreements; and the amount, if any, of cash reserves established by our Managing General Partner in its discretion for the proper conduct of our business. As a result of all these factors, we cannot guarantee that we will have sufficient available cash to pay a specific level of cash distributions to our Unitholders. Furthermore, our Unitholders should be aware that the amount of cash we have available for distribution depends primarily upon the cash flow of BRELP, the Holding Entities and the Operating Entities, and is not solely a function of profitability, which is affected by non-cash items. As a result, we may declare and/or pay cash distributions on our Units during periods when we record net losses.

We rely on BRELP and, indirectly, the Holding Entities and the Operating Entities to provide us with the funds necessary to pay distributions and meet our financial obligations.

BREP’s sole direct investment is its limited partnership interest and preferred limited partnership interest in BRELP, which owns all of the common shares or equity interests, as applicable, of the Holding Entities, through which we hold all of our interests in the Operating Entities. We have no independent means of generating revenue. As a result, we depend on distributions and other payments from BRELP and, indirectly, the Holding Entities and the Operating Entities to provide us with the funds necessary to pay distributions on our Units and to meet our financial obligations. BRELP, the Holding Entities and the Operating Entities are legally distinct from BREP and they will generally be required to service their debt obligations before making distributions to us or their parent entity, as applicable, thereby reducing the amount of our cash flow available to pay distributions on our Units, fund working capital and satisfy other needs. Any other entities through which we may conduct operations in the future will also be legally distinct from BREP and may be restricted in their ability to pay dividends and distributions or otherwise make fund available to us under certain conditions.

We anticipate that the only distributions we will receive in respect of our limited partnership interests in BRELP will consist of amounts that are intended to assist us in making distributions to our LP Unitholders in accordance with our distribution policy, to our Preferred Unitholders in accordance with the terms of our Preferred Units and to allow us to pay expenses as they become due.

Risks Related to Taxation

General

Changes in tax law and practice may have a material adverse effect on the operations of BREP, the Holding Entities, and the Operating Entities and, as a consequence, the value of BREP’s assets and the net amount of distributions payable to Unitholders.

The Brookfield Renewable structure, including the structure of the Holding Entities and the Operating Entities, is based on prevailing taxation law and practice in the local jurisdictions in which Brookfield Renewable operates. Reflecting the Isagen Acquisition announced in January 2016, these jurisdictions include Canada, the United States, Brazil, the Republic of Ireland, the United Kingdom, Portugal and Colombia. Any change in tax legislation (including in relation to taxation rates) and practice in these jurisdictions or provinces, states or municipalities within them, could adversely affect these entities, as well as the net amount of distributions payable to Unitholders. Taxes and other constraints that would apply to the Brookfield Renewable entities in such jurisdictions may not apply to local institutions or other parties, and such parties may therefore have a significantly lower effective cost of capital and a corresponding competitive advantage in pursuing such acquisitions.

BREP’s ability to make distributions depends on it receiving sufficient cash distributions from its underlying operations, and BREP cannot assure Unitholders that it will be able to make cash distributions to them in amounts that are sufficient to fund their tax liabilities, in which case certain Unitholders may be required to pay income taxes on their share of BREP’s income even though they have not received sufficient cash distributions from BREP to do so.

The Holding Entities and Operating Entities of BREP may be subject to local taxes in each of the relevant territories and jurisdictions in which they operate, including taxes on income, profits or gains and withholding taxes. As a result, BREP’s cash available for distribution is indirectly reduced by such taxes, and the post-tax return to Unitholders is similarly reduced by such taxes. BREP intends for future acquisitions to be assessed on a case-by-case basis and, where possible and commercially viable, structured so as to minimize any adverse tax consequences to Unitholders as a result of making such acquisitions.

In general, an LP Unitholder that is subject to income tax in Canada or the United States or a Preferred Unitholder that is subject to income tax in Canada, must include in income its allocable share of BREP’s items of income, gain, loss, and deduction (including, so long as it is treated as a partnership for tax purposes, BREP’s allocable share of those items of BRELP) for each of BREP’s fiscal years ending with or within such Unitholder’s tax year. See Item 10.E “Taxation — Material Canadian Federal Income Tax Considerations” and “Taxation — Material U.S. Federal Income Tax Considerations”. However, the cash distributed to a Unitholder may not be sufficient to pay the full amount of such Unitholder’s tax liability in respect of its investment in BREP, because each Unitholder’s tax liability depends on such holder’s particular tax situation. If BREP is unable to distribute cash in amounts that are sufficient to fund our Unitholders’ tax liabilities, each of our Unitholders will still be required to pay income taxes on its share of BREP’s taxable income.

As a result of holding Units, Unitholders may be subject to U.S. state, local or non-U.S. taxes and return filing obligations in jurisdictions in which they are not resident for tax purposes or otherwise not subject to tax.

Unitholders may be subject to U.S. state, local, and non-U.S. taxes, including unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which BREP entities do business or own property now or in the future, even if Unitholders do not reside in any of those jurisdictions. Unitholders may be required to file income tax returns and pay income taxes in some or all of these jurisdictions. Further, Unitholders may be subject to penalties for failure to comply with these requirements. Although BREP will attempt, to the extent reasonably practicable, to structure BREP operations and investments so as to minimize income tax filing obligations by Unitholders in such jurisdictions, there may be circumstances in which BREP is unable to do so. It is the responsibility of each Unitholder to file all U.S. federal, state, local, and non-U.S. tax returns that may be required of such Unitholder.

Unitholders may be exposed to transfer pricing risks.

To the extent that BREP, BRELP, the Holding Entities or the Operating Entities enter into transactions or arrangements with parties with whom they do not deal at arm’s length, including Brookfield, pursuant to the applicable law relating to transfer pricing, the relevant tax authorities may seek to adjust the quantum or nature of the amounts received or paid by such entities if they consider that the terms and conditions of such transactions or arrangements differ from those that would have been made between persons dealing at arm’s length and could impose penalties for failing to comply with applicable law relating to transfer pricing. This could result in more tax (and penalties and interest) being paid by such entities, and therefore the return to investors could be reduced. For Canadian tax purposes, a transfer pricing adjustment may in certain circumstances result in additional income being allocated to a Unitholder with no corresponding cash distribution or in a dividend being deemed to be paid by a Canadian resident to a non-arm’s length non-resident, which deemed dividend is subject to Canadian withholding tax.

The Managing General Partner and the BRELP General Partner believe the fees charged by or paid to non-arm’s length persons are consistent with applicable law relating to transfer pricing, however, no assurance can be given in this regard.

The IRS or the CRA may not agree with certain assumptions and conventions that BREP uses in order to comply with applicable U.S. and Canadian federal income tax laws or that BREP uses to report income, gain, loss, deduction, and credit to Unitholders.

BREP will apply certain assumptions and conventions in order to comply with applicable tax laws and to report income, gain, deduction, loss, and credit to a Unitholder in a manner that reflects such Unitholder’s beneficial ownership of partnership items, taking into account variation in ownership interests during each taxable year because of trading activity. However, these assumptions and conventions may not be in compliance with all aspects of the applicable tax requirements. A successful IRS or CRA challenge to such assumptions or conventions could adversely affect the amount of tax benefits available to Unitholders and could require that items of income, gain, deduction, loss, or credit be adjusted, reallocated or disallowed in a manner that adversely affects Unitholders. See Item 10.E “Taxation”.

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

The Managing General Partner and the BRELP General Partner intend to use commercially reasonable efforts to structure the activities of BREP and BRELP, respectively, to avoid generating income treated as effectively connected with a U.S. trade or business, including effectively connected income attributable to the sale of a “United States real property interest”, as defined in the U.S. Internal Revenue Code. If, contrary to the Managing General Partner’s expectations, BREP is considered to be engaged in a U.S. trade or business or realizes gain from the sale or other disposition of a United States real property interest, non-U.S. Unitholders generally would be required to file U.S. federal income tax returns and would be subject to U.S. federal withholding tax at the regular graduated rates.

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

U.S. Holders may face adverse U.S. tax consequences arising from the ownership of a direct or indirect interest in a PFIC. Based on the organizational structure of BREP, as well as BREP’s expected income and assets, the Managing General Partner and the BRELP General Partner currently believe that a U.S. Holder is unlikely to be regarded as owning an interest in a PFIC solely by reason of owning LP Units during the taxable year ending December 31, 2016. However, there can be no assurance that an existing BREP entity or a future entity in which BREP acquires an interest will not be classified as a PFIC with respect to a U.S. Holder, because PFIC status is a factual determination that depends on the assets and income of a given entity and must be made on an annual basis. In general, gain realized by a U.S. Holder from the sale of stock of a PFIC is subject to tax at ordinary income rates, and an interest charge generally applies. Alternatively, a U.S. Holder that makes certain elections with respect to a direct or indirect interest in a PFIC may be required to recognize taxable income prior to the receipt of cash relating to such income. The adverse consequences of owning an interest in a PFIC, as well as certain tax elections for mitigating these adverse consequences, are described in greater detail in Item 10.E “Taxation — Material U.S. Federal Income Tax Considerations — Consequences to U.S. Holders — Passive Foreign Investment Companies”. Each U.S. Holder should consult an independent tax adviser regarding the implication of the PFIC rules for an investment in LP Units.

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

The U.S. federal income tax treatment of LP Unitholders depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. LP Unitholders should be aware that the U.S. federal income tax rules, particularly those applicable to partnerships, are constantly under review by the Congressional tax-writing committees and other persons involved in the legislative process, the IRS, the U.S. Treasury Department and the courts, frequently resulting in revised interpretations of established concepts, statutory changes, revisions to regulations and other modifications and interpretations, any of which could adversely affect the value of LP Units and be effective on a retroactive basis. For example, changes to the U.S. federal tax laws and interpretations thereof could make it more difficult or impossible for BREP to be treated as a partnership that is not taxable as a corporation for U.S. federal income tax purposes, change the character or treatment of portions of BREP’s income, reduce the net amount of distributions available to LP Unitholders, or otherwise affect the tax considerations of owning LP Units. In addition, BREP’s organizational documents and agreements permit the Managing General Partner to modify the limited partnership agreement of BREP from time to time, without the consent of our LP Unitholders, to address such changes. In some circumstances, such revisions could have a material adverse impact on some or all LP Unitholders.

BREP’s delivery of required tax information for a taxable year may be subject to delay, which could require an LP Unitholder who is a U.S. taxpayer to request an extension of the due date for such LP Unitholder’s income tax return.

BREP has agreed to use commercially reasonable efforts to provide U.S. tax information (including IRS Schedule K-1 information needed to determine an LP Unitholder’s allocable share of

BREP’s income, gain, losses and deductions) no later than 90 days after the close of each calendar year. However, providing this U.S. tax information to LP Unitholders will be subject to delay in the event of, among other reasons, the late receipt of any necessary tax information from lower-tier entities. It is therefore possible that, in any taxable year, an LP Unitholder will need to apply for an extension of time to file such LP Unitholder’s tax returns. See Item 10.E “Taxation — Material U.S. Federal Income Tax Considerations — Administrative Matters — Information Returns and Audit Procedures”.

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

If the IRS makes an audit adjustment to BREP’s income tax returns for taxable years beginning after December 31, 2017, it may assess and collect any taxes (including penalties and interest) resulting from such audit adjustment directly from BREP, in which case cash available for distribution to LP Unitholders might be substantially reduced.

        Under the Bipartisan Budget Act of 2015, for taxable years beginning after December 31, 2017, if the IRS makes an audit adjustment to BREP’s income tax returns, it may assess and collect any taxes (including penalties and interest) resulting from such audit adjustment directly from BREP instead of LP Unitholders (as under prior law). BREP may be permitted to elect to have the Managing General Partner and LP Unitholders take such audit adjustment into account in accordance with their interests in BREP during the taxable year under audit. However, there can be no assurance that BREP will choose to make such election or that it will be available in all circumstances, and the manner in which the election is made and implemented has yet to be determined. If BREP does not make the election, and it pays taxes, penalties, or interest as a result of an audit adjustment, then cash available for distribution to Unitholders might be substantially reduced. As a result, current LP Unitholders might bear some or all of the cost of the tax liability resulting from such audit adjustment, even if current LP Unitholders did not own LP Units during the taxable year under audit. Moreover, the calculation of such tax liability might not take into account an LP Unitholder’s tax status, such as the status of a current or former LP Unitholder as tax-exempt. The foregoing considerations also apply with respect to BREP’s interest in BRELP. These rules do not apply to BREP or BRELP for taxable years beginning on or before December 31, 2017.

Under FATCA, certain payments made or received by BREP could be subject to a 30% federal withholding tax, unless certain requirements are met.

Under FATCA, a 30% withholding tax may apply to certain payments of U.S.-source income made to BREP, BRELP, the Holding Entities, or the Operating Entities, or by BREP to an LP Unitholder under certain circumstances, unless certain requirements are met, as described in greater detail in Item 10.E “Taxation – Material U.S. Federal Income Tax Considerations – Administrative Matters – Foreign Account Tax Compliance”. The 30% withholding tax may also apply to certain payments made on or after January 1, 2019 that are attributable to U.S. source income or that constitute gross proceeds from the disposition of property that could produce U.S. source dividends or interest. To ensure compliance with FATCA, information regarding certain LP Unitholders’ ownership of our LP Units may be reported to the U.S. Internal Revenue Service or to a non-U.S. governmental authority. Each of our LP Unitholders should consult an independent tax adviser regarding the consequences under FATCA of an investment in LP Units.

Canada

The Canadian federal income tax consequences to Unitholders could be materially different in certain respects from those described in this Form 20-F if BREP or BRELP is a “SIFT partnership” (as defined in the Tax Act).

Under the rules in the Tax Act applicable to a “SIFT partnership” (the “SIFT Rules”), certain income and gains earned by a “SIFT partnership” are subject to income tax at the partnership level at a rate similar to a corporation, and allocations of such income and gains to its partners are taxed as a dividend from a “taxable Canadian corporation” (as defined in the Tax Act). In particular, a “SIFT partnership” will be required to pay a tax on the total of its income from businesses carried on in Canada, income from “non-portfolio properties” (as defined in the Tax Act) other than taxable dividends, and taxable capital gains from dispositions of “non-portfolio properties”. “Non-portfolio properties” include, among other things, equity interests or debt of corporations, trusts or partnerships that are resident in Canada (other than an “excluded subsidiary entity”, as defined in the Tax Act), and of non-resident persons or partnerships the principal source of income of which is one or any combination of sources in Canada, that are held by the “SIFT partnership” and have a fair market value that is greater than 10% of the equity value of such entity, or that have, together with debt or equity that the “SIFT partnership” holds of entities affiliated (within the meaning of the Tax Act) with such entity, an aggregate fair market value that is greater than 50% of the equity value of the “SIFT partnership”. The tax rate applied to the above mentioned sources of income and gains is set at a rate equal to the “net corporate income tax rate”, plus the “provincial SIFT tax rate” (each as defined in the Tax Act).

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

BREP and BRELP will be a “Canadian resident partnership” if the central management and control of these partnerships is located in Canada. This determination is a question of fact and is expected to depend on where the Managing General Partner and the BRELP General Partner are located and exercise central management and control of the respective partnerships. The Managing General Partner and the BRELP General Partner will each take appropriate steps so that the central management and control of these entities is not located in Canada such that the SIFT Rules should not apply to BREP or BRELP at any relevant time. However, no assurance can be given in this regard. If BREP or BRELP is a “SIFT partnership”, the Canadian federal income tax consequences to our Unitholders could be materially different in certain respects from those described in Item 10.E “Taxation — Material Canadian Federal Income Tax Considerations”. In addition, there can be no assurance that the SIFT Rules will not be revised or amended in the future such that the SIFT Rules will apply.

If the subsidiaries that are corporations and that are not resident or deemed to be resident in Canada for purposes of the Tax Act (“Non-Resident Subsidiaries”) and that are “controlled foreign affiliates” (as defined in the Tax Act and referred to in this Form 20-F as “CFAs”) in which BRELP directly invests earned income that is “foreign accrual property income” (as defined in the Tax Act and referred to in this Form 20-F as “FAPI”), our Unitholders may be required to include amounts allocated from BREP in computing their income for Canadian federal income tax purposes even though there may be no corresponding cash distribution.

Any Non-Resident Subsidiaries in which BRELP directly invests are expected to be CFAs of BRELP. If any CFA of BRELP or any direct or indirect subsidiary thereof that itself is a CFA of BRELP (an “Indirect CFA”) earns income that is characterized as FAPI in a particular taxation year of the CFA or

Indirect CFA, the FAPI allocable to BRELP must be included in computing the income of BRELP for Canadian federal income tax purposes for the fiscal period of BRELP in which the taxation year of that CFA or Indirect CFA ends, whether or not BRELP actually receives a distribution of that FAPI. BREP will include its share of such FAPI of BRELP in computing its income for Canadian federal income tax purposes and Unitholders will be required to include their proportionate share of such FAPI allocated from BREP in computing their income for Canadian federal income tax purposes. As a result, Unitholders may be required to include amounts in their income for Canadian federal income tax purposes even though they have not and may not receive an actual cash distribution of such amounts. The Tax Act contains anti-avoidance rules to address certain foreign tax credit generator transactions (the “Foreign Tax Credit Generator Rules”). Under the Foreign Tax Credit Generator Rules, the “foreign accrual tax” (as defined in the Tax Act) applicable to a particular amount of FAPI included in BRELP’s income in respect of a particular “foreign affiliate” (as defined in the Tax Act) of BRELP may be limited in certain specified circumstances. See Item 10.E “Taxation — Material Canadian Federal Income Tax Considerations”.

Unitholders may be required to include imputed amounts in their income for Canadian federal income tax purposes in accordance with section 94.1 of the Tax Act.

Section 94.1 of the Tax Act contains rules relating to investments in entities that are not resident or deemed to be resident in Canada for purposes of the Tax Act or not situated in Canada, other than a CFA of the taxpayer (“Non-Resident Entities”), that could in certain circumstances cause income to be imputed to Unitholders for Canadian federal income tax purposes, either directly or by way of allocation of such income imputed to BREP or to BRELP. See Item 10.E “Taxation — Material Canadian Federal Income Tax Considerations”.

Our Units may not continue to be “qualified investments” under the Tax Act for registered plans.

Provided that our Units are listed on a “designated stock exchange” (as defined in the Tax Act), which currently includes the TSX and the NYSE, our Units will be “qualified investments” under the Tax Act for a trust governed by a registered retirement savings plan (“RRSP”), deferred profit sharing plan, registered retirement income fund (“RRIF”), registered education savings plan, registered disability savings plan, and tax-free savings account (“TFSA”). However, there can be no assurance that our Units will continue to be listed on a “designated stock exchange.” There can also be no assurance that tax laws relating to “qualified investments” will not be changed. Taxes may be imposed in respect of the acquisition or holding of non-qualified investments by such registered plans and certain other taxpayers and with respect to the acquisition or holding of “prohibited investments” (as defined in the Tax Act) by a TFSA or an RRSP or RRIF.

Notwithstanding the foregoing, a holder of a TFSA or an annuitant under an RRSP or RRIF, as the case may be, will be subject to a penalty tax if our Units held in the TFSA, RRSP or RRIF are a “prohibited investment” for the TFSA, RRSP or RRIF, as the case may be. Generally, our Units will not be a “prohibited investment” if the holder of the TFSA or the annuitant under the RRSP or RRIF, as applicable, deals at arm’s length with BREP for purposes of the Tax Act and does not have a “significant interest” (as defined in the Tax Act for the purposes of the prohibited investment rules) in BREP. Prospective holders who intend to hold our Units in a TFSA, RRSP or RRIF should consult with their own tax advisers regarding the application of the foregoing “prohibited investment” rules having regard to their particular circumstances.

Unitholders’ foreign tax credits for Canadian federal income tax purposes will be limited if the Foreign Tax Credit Generator Rules apply in respect of the foreign “business-income tax” or “non-business-income tax” (each as defined in the Tax Act) paid by BREP or BRELP to the government of a foreign country.

Under the Foreign Tax Credit Generator Rules, the foreign “business-income tax” or “non-business-income tax” for Canadian federal income tax purposes for any taxation year may be limited in certain circumstances. If the Foreign Tax Credit Generator Rules apply, the allocation to a Unitholder of foreign “business-income tax” or “non-business-income tax” paid by BREP or BRELP, and therefore such Unitholder’s foreign tax credits for Canadian federal income tax purposes, will be limited. See Item 10.E “Taxation — Material Canadian Federal Income Tax Considerations”.

Unitholders who are not and are not deemed to be resident in Canada for purposes of the Tax Act and who do not use or hold and are not deemed to use or hold their Units in connection with a business carried on in Canada (“Non-Resident Unitholders”) may be subject to Canadian federal income tax with respect to any Canadian source business income earned by BREP or BRELP if BREP or BRELP were considered to carry on business in Canada.

If BREP or BRELP were considered to carry on business in Canada for purposes of the Tax Act, Non-Resident Unitholders would be subject to Canadian federal income tax on their proportionate share of any Canadian source business income earned or considered to be earned by BREP, subject to the potential application of the safe harbor rule in section 115.2 of the Tax Act, and any relief that may be provided by any relevant income tax treaty or convention.

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

If BREP or BRELP is considered to carry on business in Canada or is deemed to carry on business in Canada for the purposes of the Tax Act, Non-Resident Unitholders that are corporations would be required to file a Canadian federal income tax return for each taxation year in which they are a Non-Resident Unitholder regardless of whether relief from Canadian taxation is available under an applicable income tax treaty or convention. Non-Resident Unitholders who are individuals would be required to file a Canadian federal income tax return for any taxation year in which they are allocated income from BREP from carrying on business in Canada that is not exempt from Canadian taxation under the terms of an applicable income tax treaty or convention.

Non-Resident Unitholders may be subject to Canadian federal income tax on capital gains realized by BREP or BRELP on dispositions of “taxable Canadian property” (as defined in the Tax Act).

A Non-Resident Unitholder will be subject to Canadian federal income tax on its proportionate share of capital gains realized by BREP or BRELP on the disposition of “taxable Canadian property” other than “treaty-protected property” (as defined in the Tax Act). “Taxable Canadian property” includes, but is not limited to, property that is used or held in a business carried on in Canada and shares of corporations that are not listed on a “designated stock exchange” if more than 50% of the fair market value of the shares is derived from certain Canadian properties during the 60-month period immediately preceding the particular time. Property of BREP and BRELP generally will be “treaty-protected property” to a Non-Resident Unitholder if the gain from the disposition of the property would, because of an applicable income tax treaty or convention, be exempt from tax under the Tax Act. The Managing General Partner and the BRELP General Partner do not expect BREP and BRELP to realize capital gains or losses from dispositions of “taxable Canadian property”. However, no assurance can be given in this regard. Non-Resident Unitholders will be required to file a Canadian federal income tax return in respect of a disposition of “taxable Canadian property” by BREP or BRELP unless the disposition is an “excluded disposition” for the purposes of section 150 of the Tax Act. However, Non-Resident Unitholders that are corporations will still be required to file a Canadian federal income tax return in respect of a disposition of “taxable Canadian property” that is an “excluded disposition” for the purposes of section 150 of the Tax Act if tax would otherwise be payable under Part I of the Tax Act by such Non-Resident Unitholders in respect of the disposition but is not because of an applicable income tax treaty or convention (otherwise than in respect of a disposition of “taxable Canadian property” that is “treaty-protected property” of the corporation). In general, an “excluded disposition” is a disposition of property by a taxpayer in a taxation year where (a) the taxpayer is a non-resident of Canada at the time of the disposition; (b) no tax is payable by the taxpayer under Part I of the Tax Act for the taxation year; (c) the taxpayer is not liable to pay any amounts under the Tax Act in respect of any previous taxation year (other than certain amounts for which the CRA holds adequate security); and (d) each “taxable Canadian property” disposed of by the taxpayer in the taxation year is either (i) “excluded property” (as defined in subsection 116(6) of the Tax Act) or (ii) property in respect of the disposition of which a certificate under subsection 116(2), (4) or (5.2)

of the Tax Act has been issued by the CRA. Non-Resident Unitholders should consult their own tax advisers with respect to the requirements to file a Canadian federal income tax return in respect of a disposition of “taxable Canadian property” by BREP or BRELP.

Non-Resident Unitholders may be subject to Canadian federal income tax on capital gains realized on the disposition of Units if our Units are “taxable Canadian property”.

Any capital gain arising from the disposition or deemed disposition of Units by a Non-Resident Unitholder will be subject to taxation in Canada, if, at the time of the disposition or deemed disposition, our Units are “taxable Canadian property”, unless our Units are “treaty-protected property” to such Non-Resident Unitholder. In general, our Units will not constitute “taxable Canadian property” of any Non-Resident Unitholder at the time of disposition or deemed disposition, unless (a) at any time in the 60-month period immediately preceding the disposition or deemed disposition, more than 50% of the fair market value of our Units was derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves “taxable Canadian property”), from one or any combination of (i) real or immovable property situated in Canada, (ii) “Canadian resource property” (as defined in the Tax Act), (iii) “timber resource property” (as defined in the Tax Act), and (iv) options in respect of, or interests in, or for civil law rights in, such property, whether or not such property exists, or (b) our Units are otherwise deemed to be “taxable Canadian property”. Since BREP’s assets will consist principally of units of BRELP, our Units would generally be “taxable Canadian property” at a particular time, if the units of BRELP held by BREP derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves “taxable Canadian property”), more than 50% of their fair market value from properties described in (i) to (iv) above, at any time in the 60-month period preceding the particular time. Our Units will be “treaty-protected property” if the gain on the disposition of our Units is exempt from tax under the Tax Act under the terms of an applicable income tax treaty or convention. The Managing General Partner does not expect our Units to be “taxable Canadian property” of any Non-Resident Unitholder at any time but no assurance can be given in this regard. See Item 10.E “Taxation — Material Canadian Federal Income Tax Considerations — Holders Not Resident in Canada”. Even if our Units constitute “taxable Canadian property”, our Units will be “treaty-protected property” if the gain on the disposition of our Units is exempt from tax under the Tax Act under the terms of an applicable income tax treaty or convention. If our Units constitute “taxable Canadian property”, Non-Resident Unitholders will be required to file a Canadian federal income tax return in respect of a disposition of our Units unless the disposition is an “excluded disposition” (as discussed above). If our Units constitute “taxable Canadian property”, Non-Resident Unitholders should consult their own tax advisers with respect to the requirement to file a Canadian federal income tax return in respect of a disposition of Units.

Non-Resident Unitholders may be subject to Canadian federal income tax reporting and withholding tax requirements on the disposition of “taxable Canadian property”.

Non-Resident Unitholders who dispose of “taxable Canadian property”, other than “excluded property” and certain other property described in subsection 116(5.2) of the Tax Act, (or who are considered to have disposed of such property on the disposition of such property by BREP or BRELP) are obligated to comply with the procedures set out in section 116 of the Tax Act and obtain a certificate pursuant to the Tax Act. In order to obtain such certificate, the Non-Resident Unitholder is required to report certain particulars relating to the transaction to the CRA not later than 10 days after the disposition occurs. The Managing General Partner and the BRELP General Partner do not expect our Units to be “taxable Canadian property” of any Non-Resident Unitholder and do not expect BREP or BRELP to dispose of property that is “taxable Canadian property”, but no assurance can be given in these regards.

Payments of dividends or interest (other than interest not subject to Canadian federal withholding tax) by residents of Canada to BRELP will be subject to Canadian federal withholding tax and the payers may be unable to apply a reduced rate taking into account the residency or entitlement to relief under an applicable income tax treaty or convention of our Unitholders.

BREP and BRELP will be deemed to be a non-resident person in respect of certain amounts paid or credited or deemed to be paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Dividends or interest (other than interest not subject to Canadian federal withholding tax) paid or deemed to be paid by a person resident or deemed to be resident in

Canada to BRELP will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. However, the CRA’s administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through the partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-resident limited partners may be entitled to under an applicable income tax treaty or convention, provided that the residency status and entitlement to treaty benefits can be established. In determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to BRELP, the Managing General Partner and the BRELP General Partner expect the Holding Entities to look-through BRELP and BREP to the residency of BREP’s partners (including partners who are resident in Canada) and to take into account any reduced rates of Canadian federal withholding tax that non-resident partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to BRELP. However, there can be no assurance that the CRA would apply its administrative practice in this context. If the CRA’s administrative practice is not applied and the Holding Entities withhold Canadian federal withholding tax from applicable payments on a look-through basis, the Holding Entities may be liable for additional amounts of Canadian federal withholding tax plus any associated interest and penalties. Under the Treaty, a Canadian-resident payer is required in certain circumstances to look-through fiscally transparent partnerships, such as BREP and BRELP, to the residency and Treaty entitlements of their partners and take into account the reduced rates of Canadian federal withholding tax that such partners may be entitled to under the Treaty. Under the Amended and Restated Limited Partnership Agreement of BREP, the amount of any taxes withheld or paid by BREP, BRELP or the Holding Entities in respect of our Units may be treated either as a distribution to our Unitholders or as a general expense of BREP as determined by the Managing General Partner in its sole discretion. However, it is the current intention of the Managing General Partner to treat all such amounts as a distribution to our Unitholders.

While the Managing General Partner and the BRELP General Partner expect the Holding Entities to look-through BREP and BRELP in determining the rate of Canadian federal withholding tax applicable to amounts paid or deemed to be paid by the Holding Entities to BRELP, we may be unable to accurately or timely determine the residency of our Unitholders for purposes of establishing the extent to which Canadian federal withholding taxes apply or whether reduced rates of withholding tax apply to some or all of our Unitholders. In such a case, the Holding Entities will withhold Canadian federal withholding tax from all payments made to BRELP that are subject to Canadian federal withholding tax at the rate of 25%. Canadian-resident Unitholders will be entitled to claim a credit for such taxes against their Canadian federal income tax liability but Non-Resident Unitholders will need to take certain steps to receive a refund or credit in respect of any such Canadian federal withholding taxes withheld equal to the difference between the withholding tax at a rate of 25% and the withholding tax at the reduced rate they are entitled to under an applicable income tax treaty or convention. Unitholders should consult their own tax advisers concerning all aspects of Canadian federal withholding taxes.

ITEM 4.       INFORMATION ON THE COMPANY

4.A              HISTORY AND DEVELOPMENT OF THE COMPANY

Overview

Brookfield Renewable owns one of the world’s largest, publicly-traded, pure-play renewable power portfolios, with, following the Isagen Acquisition, 10,367 MW of installed capacity, including 215 hydroelectric generating stations on 81 river systems and 37 wind facilities. This portfolio is spread across 15 power markets in North America, Latin America and Europe, providing significant geographic and operational diversification.

Our objective is to pay distributions to our LP Unitholders that are sustainable on a long-term basis while retaining within our operations sufficient liquidity for recurring growth capital expenditures and general purposes. This is the basis for our long-term target payout ratio of approximately 70% of Funds From Operations.  We also target an annual distribution growth rate of 5% to 9% that is forecast to be funded by organic growth embedded in the portfolio today.  These organic growth initiatives include the commercialization of our 6,800 MW development pipeline at premium returns, the realization of additional operating efficiencies, and the capture of rising power prices by market-based facilities recently acquired in the current low-priced market environment.

In addition to organic growth, we continue to grow the business with an acquisition strategy that has a proven track record, and we have consistently demonstrated our ability to acquire high-quality assets by applying our disciplined and selective underwriting approach. Our acquisition strategy is being implemented across each of our North American, Latin American and European platforms. In 2015, we, along with our institutional partners, acquired a 488 MW multi-technology renewable portfolio in Brazil, a 1,200 MW wind development portfolio in Scotland and a 123 MW wind portfolio in Portugal. We also entered into an agreement to acquire a 292 MW portfolio of hydroelectric assets in the United States. In January 2016, we, along with our institutional partners, acquired an initial 57.6% interest in Isagen S.A. (“Isagen”) from the Colombian government (the “Isagen Acquisition”). These transactions were achieved by engaging sellers of a strategic, industrial or financial nature, while also continuing to advance other solid acquisition opportunities in these regions. We believe that our scale, significant capitalization and sound investment-grade ratings will continue to enhance our ability to secure and fund new transactions globally.

We anticipate that our organic growth initiatives can support an attractive distribution and growth target, which will be meaningfully enhanced by our acquisition strategy. As at December 31, 2015, 83% of our portfolio (on a proportionate basis) continued to be contracted over the following five years under long-term, fixed price contracts with creditworthy counterparties, including Brookfield. We have a prudent level of market-based hydroelectric generation in the United States underwritten in the current low power price environment that we believe embeds our business with attractive organic upside: as power prices rise, as we anticipate they will, we will seek to lock in these higher and more sustainable prices through long-term contracts.

As such, we believe we are well-positioned to be a premium vehicle for investors seeking to invest in the renewable power sector. Our LP Units are listed on the TSX under the symbol “BEP.UN” and on the NYSE under the symbol “BEP”.

We anticipate that the only distributions we will receive in respect of our limited partnership interests in BRELP will consist of amounts that are intended to assist us in making distributions to our LP Unitholders in accordance with our distribution policy, to our Preferred Unitholders in accordance with the terms of our Preferred Units and to allow us to pay expenses as they become due.

History and Development of Our Business

BREP is a Bermuda exempted limited partnership that was established on June 27, 2011 under the provisions of the Exempted Partnerships Act 1992 of Bermuda and the Limited Partnership Act 1883 of Bermuda. Our registered and head office is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda, and the telephone number is 441-295-3309. BREP was established to serve as the primary vehicle through which Brookfield acquires renewable power assets on a global basis. Brookfield owns approximately 62% of BREP on a fully-exchanged basis and the remaining approximately 38% is held by the public.

Recent Developments

The following is a summary of the material developments affecting our business from January 1, 2015 up to the date of this Form 20-F.

Construction and Development

In January 2015, we achieved commercial operation of our approximately €130 million ($174 million), 88 MW wind project in the Republic of Ireland on scope, schedule and budget.

In January 2015, we achieved commercial operation of our approximately €42 million ($56 million), 37 MW wind project in the Republic of Ireland on scope, schedule and budget.

In July 2015, we achieved commercial operation of our approximately €21 million ($28 million), 12 MW wind project in the Republic of Ireland on scope, schedule and budget.

In Northern Ireland, we advanced the construction of our 14 MW wind project that is expected to be fully operational in 2016. Also in Northern Ireland, construction is expected to begin in early 2016 on our 15 MW wind project that is expected to be fully operational in early 2017.

In Brazil, we advanced the construction of two hydroelectric projects with a combined capacity of 53 MW that are expected to be fully operational in 2017 as well as a 19 MW hydroelectric project that is expected to be fully operational in 2018. Construction is also proceeding on a 55 MW expansion of an existing biomass facility that is expected to be fully operational in 2016.

Acquisitions and Dispositions

 In February 2015, Brookfield Renewable acquired two advanced hydroelectric development projects totaling 47 MW in Brazil that, once fully commissioned, are expected to generate 280 GWh annually. The acquisition was completed with institutional partners and Brookfield Renewable retains an approximate 40% controlling interest. Total cash consideration was R$37 million ($13 million).

In February 2015, Brookfield Renewable completed the acquisition of a 123 MW wind portfolio in Portugal that is expected to generate 260 GWh annually. The acquisition was completed with institutional partners and Brookfield Renewable retains an approximate 40% controlling interest. Total cash consideration was €58 million ($63 million).

In May 2015, Brookfield Renewable completed the acquisition of a 488 MW renewable portfolio in Brazil comprising hydroelectric, wind, and biomass generating capacity. The acquisition was completed with institutional partners and Brookfield Renewable retains an approximate 40% controlling interest. Total cash consideration was R$1,717 million ($541 million).

In June 2015, Brookfield Renewable acquired an onshore wind development pipeline in Scotland totaling approximately 1,200 MW, including a mix of contracted, permitted and earlier stage development projects. Total consideration was £55 million ($85 million) including upfront cash paid, contingent consideration, and working capital adjustments. The contingent consideration was recorded at its fair value of £14 million ($22 million), which represents the present value of a probability-weighted evaluation of Brookfield Renewable’s obligation to pay up to £63 million ($97 million) related to the build-out of the development pipeline.

In July 2015, Brookfield Renewable completed the disposition of a 102 MW wind facility in California for cash consideration of $136 million. The sale was completed with institutional partners and Brookfield Renewable’s interest was approximately 22%.

In October 2015, Brookfield Renewable entered into an agreement to acquire a 292 MW hydroelectric portfolio in Pennsylvania that is expected to generate 1,109 GWh annually. Total cash consideration will be $860 million. Brookfield Renewable expects to retain an approximately 40% controlling interest with institutional partners holding the balance. The transaction is expected to close in the first quarter of 2016, subject to typical closing conditions.

In January 2016, Brookfield Renewable, with its institutional partners, closed the Isagen Acquisition. Aggregate consideration was approximately COP 6.7 trillion ($2 billion) for the initial 57.6% interest. Isagen is Colombia’s third-largest power generation company and owns and operates a 3,032 MW portfolio, consisting predominantly of a portfolio of six, largely reservoir-based, hydroelectric facilities.  Annual generation is expected to approximate 15,000 GWh.  In addition, the portfolio includes approximately 3,800 MW of attractive medium to long-term development projects providing further growth opportunity.  Brookfield Renewable has an approximately 9% economic interest in Isagen after accounting for the non-controlling interests of its institutional partners. Following the closing of the Isagen Acquisition, our consortium is required to conduct two mandatory tender offers with respect to the remaining Isagen shares. If our consortium is successful in acquiring the remaining outstanding Isagen shares, Brookfield Renewable’s interest in Isagen would then increase to approximately 23%.

In January 2016, Brookfield Renewable acquired two hydroelectric facilities in Brazil with an aggregate capacity of 51 MW that are expected to together generate 293 GWh annually. Total cash consideration at the time of closing was R$355 million ($87 million), subject to post-closing adjustments.

Project Financings

In February 2015, Brookfield Renewable secured an 18-month extension on $75 million of debt associated with a portfolio of hydroelectric and wind facilities in the United States held through the Brookfield Americas Infrastructure Fund. The debt bears interest at LIBOR plus 2.75%, and matures in August 2016.

In February 2015, Brookfield Renewable refinanced indebtedness associated with a 45 MW hydroelectric facility in British Columbia by issuing C$90 million ($76 million) of bonds with an interest rate of 2.95%, maturing in May 2023. Brookfield Renewable owns a 50% equity-accounted interest in this facility.

In February 2015, as part of the acquisition of a 123 MW wind portfolio in Portugal, Brookfield Renewable assumed loans with principal balances totaling €99 million ($109 million). The loans bear interest at an initial weighted-average fixed rate of 6.28%, including the related interest rate swaps, and have a weighted-average remaining term of 9.5 years.

In March-August 2015, as part of the acquisition of a 488 MW renewable portfolio in Brazil, Brookfield Renewable assumed (i) R$631 million ($197 million) of debt with a combination of variable and fixed interest rates, and a weighted-average remaining term of 12.7 years and (ii) R$254 million ($83 million) of debt with variable interest rates of CDI plus 0.5% and 2.0%, and a weighted-average remaining term of 7.6 years.

In June, 2015, the margin on C$194 million ($155 million) of debt associated with a 189 MW wind facility in Ontario was reduced from 2.25% to 1.625%.

In July 2015, the final drawdown of €20 million ($22 million) was made on the construction and term loan associated with 137 MW of wind projects in Ireland, bringing the total draw to €188 million ($227 million) at a weighted average rate of 2.74% and maturing in December 2027.

In July, 2015, the margin on C$119 million ($95 million) of debt associated with a 51 MW wind facility in Ontario was reduced from 2.25% to 1.625%, and the debt was up-financed by C$7 million ($5 million).

In September 2015, Brookfield Renewable secured financing in the amount of R$187 million ($47 million) with respect to 90 MW of capacity in Brazil, of which we drew R$139 million ($35 million). The loan bears interest at a floating interest rate of the TJLP’s rate plus 1.4%, and matures in October 2035.

In October 2015, Brookfield Renewable completed a $400 million bond financing associated with its 600 MW pumped storage and 10 MW hydroelectric facilities in New England. The bond matures in 2025, and bears interest at a fixed interest rate of 4.89% on $375 million and a floating interest rate of LIBOR plus a margin of 270 basis points on the remaining $25 million. Brookfield Renewable also concurrently completed a $26 million letter of credit and working capital facility with a three-year term and a floating interest rate of LIBOR plus a margin of 170 basis points. Brookfield Renewable retains a 50%, equity-accounted interest in this facility.

In January 2016, Brookfield Renewable secured financing in the amount of $750 million with respect to the Isagen Acquisition. The loan bears interest at a floating interest rate of LIBOR plus a margin of 250 basis points and matures in January 2021.

Corporate Financings

In March 2015, we issued C$400 million ($317 million) of medium-term corporate notes, maturing in June 2025 at a fixed rate of 3.75%. Proceeds of the offering were used to repay existing indebtedness and for general corporate purposes.

In May 2015, Brookfield Renewable renewed its $2 billion Short Form Base Shelf Prospectus under which BREP can issue LP Units and Preference Units, BRP Equity can issue Preferred Shares and Finco can issue unsecured debt securities.

In May 2015, Brookfield Renewable extended the maturity of its corporate credit facilities by one year to June 2020, and also increased the available amount to $1,310 million from $1,280 million. In November and December of 2015, we further increased the available amount of our corporate credit facilities to $1,560 million. The applicable margin remains unchanged at 1.20%.

In June 2015, the TSX accepted a notice of BRP Equity’s intention to commence a normal course issuer bid, which permits BRP Equity to repurchase up to 10% of the total public float (calculated on June 15, 2015) of each series of its issued and outstanding Preference Shares for a one year period.

In November 2015, BREP issued 7,000,000 Series 7 Preferred Units at a price of C$25.00 per unit, for total gross proceeds of C$175 million ($128 million). The net proceeds were used to repay outstanding indebtedness and for general corporate purposes.

In December 2015, Brookfield Renewable extended the maturity of its $200 million committed unsecured revolving credit facility provided by Brookfield by one year, at LIBOR plus 2%. The facility now matures in December 2016.

In December 2015, the TSX accepted a notice of BREP’s intention to renew its normal course issuer bid, which permits BREP to repurchase up to 7,100,000 of its issued and outstanding LP Units for a one year period.

In January 2016, Brookfield Renewable secured a one-year, $500 million, non-revolving corporate credit facility for the purposes of financing the acquisition of Isagen S.A. The terms of this credit facility are consistent with the terms of our corporate credit facilities and the applicable margin is 1.20%.

            Other

In April 2015, the holders of 4,518,289 Series 1 Shares exercised their right to convert their shares into Series 2 Shares on a one-for-one basis. The holders of the Series 2 Shares will be entitled to receive floating rate cumulative preferential cash dividends, equal to the T-Bill Rate plus 2.62%. 5,449,675 Series 1 Shares remain issued and outstanding.

In November 2015, BREP launched an offer to exchange each issued and outstanding Series 5 Share of BRP Equity for one newly issued Series 5 Preferred Unit of BREP. In February 2016, BREP took up all Series 5 Shares that had been tendered upon to the expiry of the exchange offer and issued 2,885,496 Series 5 Preferred Units. 4,114,504 Series 5 Shares were not tendered and remain issued and outstanding.  As of the date of this Form 20-F, Brookfield Renewable holds the 2,885,496 Series 5 Shares that were tendered.  Brookfield Renewable has waived the right to receive dividends on these Series 5 Shares and they are no longer trading on the TSX.

4.B              BUSINESS OVERVIEW

Our Operations

We operate our facilities through continental operating platforms in North America, Latin America and Europe which are designed to maintain and enhance the value of our assets, while cultivating positive relations with local stakeholders. We own and manage 207 hydroelectric generating stations, 37 wind facilities, three biomass facilities and two natural gas-fired plants. Overall, the assets we own or manage have 7,284 MW of generating capacity and annual generation of 25,766 GWh based on long-term averages. The table below outlines our portfolio as at December 31, 2015:

	River		Generating	Capacity(1)	LTA(1)(2)	Storage
	Systems	Facilities	Units	(MW)	(GWh)	(GWh)
Hydroelectric
North America(3)
United States	30	135	420	3,190	11,367	3,582
Canada	19	33	73	1,361	5,173	1,261
	49	168	493	4,551	16,540	4,843
Latin America(4)	24	39	84	821	4,241	-
	73	207	577	5,372	20,781	4,843
Wind(5)
North America
United States	-	7	687	434	1,113	-
Canada	-	3	220	406	1,197	-
	-	10	907	840	2,310	-
Latin America	-	5	75	150	587	-
Europe	-	22	270	587	1,508	-
	-	37	1,252	1,577	4,405	-
Other(6)	-	5	11	335	580	-
	73	249	1,840	7,284	25,766	4,843

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

(4)            Hydroelectric assets located in Brazil benefit from a market framework which levelizes generation risk across producers.

(5)            Wind LTA is the expected average level of generation, as obtained from the results based on simulated historical wind speed data performed over a period of typically 10 years.

(6)            Includes three biomass facilities in Latin America with capacity of 120 MW, and two natural gas-fired (“Co-gen”) plants in North America with capacity of 215 MW.

The following table presents the annualized long-term average generation of our portfolio as at December 31, 2015 on a quarterly basis:

GENERATION (GWh)(1)(2)	Q1	Q2	Q3	Q4	Total
Hydroelectric
North America(3)
United States	3,213	3,239	2,114	2,801	11,367
Canada	1,229	1,580	1,162	1,202	5,173
	4,442	4,819	3,276	4,003	16,540
Latin America(4)	1,113	1,047	1,033	1,048	4,241
	5,555	5,866	4,309	5,051	20,781
Wind(5)
North America
United States	252	373	269	219	1,113
Canada	324	292	238	343	1,197
	576	665	507	562	2,310
Latin America	145	146	148	148	587
Europe	449	324	292	443	1,508
	1,170	1,135	947	1,153	4,405
Other(6)	52	160	203	165	580
Total	6,777	7,161	5,459	6,369	25,766

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

(4)            Hydroelectric assets in Brazil benefit from a market framework which levelizes generation risk across producers.

(5)            Wind LTA is the expected average level of generation, as obtained from the results based on simulated historical wind speed data performed over a period of typically 10 years.

(6)            Includes three biomass facilities in Latin America with capacity of 120 MW, and two Co-gen plants in North America with capacity of 215 MW.

We have comprehensive power operations and development capabilities located in each of our core markets that position us to maintain and increase the value of our asset base while competitively positioning us for continued growth.

Operating Philosophy

We employ a hands-on, operations-oriented, long-term owner’s approach to managing our portfolio.  We believe this approach ensures that we maintain and, where possible, enhance the value of our assets by being able to quickly identify and manage any technical, economic or stakeholder issue that may arise.  The operation of our generating facilities is largely decentralized into three continental platforms covering North America, Latin America and Europe. We supplement our continental platforms with a strong corporate team that provides oversight on a global basis of the functions of BREP and, among other things, establishes consistent global policies on compliance, information technology, health, safety and security, human resources, stakeholder relations, procurement, governance and anti-bribery and anti-corruption.

We also benefit from the expertise of Brookfield which provides strategic direction, corporate oversight, commercial and business development expertise, and oversees decisions regarding the funding and growth of our business. We believe this approach leads to a strong decision-making culture and long-term owner-oriented investment philosophy to build value.

The cornerstones of our operational philosophy are:

Strong continental platforms. In each of our core markets, we have built strong platforms with full construction, development and operational capabilities. Each of our platforms benefits from centralized, automated plant dispatch and control centers allowing remote operation of most of our facilities and a central interface with regulatory and market authorities, as well as offtakers. These capabilities allow us to leverage our platforms when growing our business.

Culture of health, safety, security and environmental leadership. We strive to achieve excellence in safety performance and to be recognized as an industry leader in accident prevention. Our overall objective is to incur zero high risk safety incidents and zero lost time injuries. We have adopted written Health, Safety, Security and Environmental (“HSS&E”) policies that include frameworks for oversight, compliance, compliance audits and sharing best practices both within our operations and the global Brookfield group. We maintain an HSS&E Steering Committee, consisting of, among others, the Chief Executive Officer of the Service Provider and the Chief Executive Officer of each continental platform, and require all employees, contractors, agents and others involved in our operations to comply with our established HSS&E practices.

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

                Focus on asset reliability and availability. Maintaining high reliability and availability of our plants is critical because if we are not able to generate and deliver energy we will not maximize the benefit of our long-term contracts. To the greatest extent possible, our operating teams perform all periodic and planned maintenance activities during periods of low hydrology or wind, in order to minimize lost revenue opportunities and take advantage of excess capacity at our plants.

Long-term ownership and asset reinvestment. We seek to preserve and enhance the productivity, reliability and longevity of each of our generating facilities. The cornerstone of our asset maintenance and enhancement program is a 20-year forward-looking capital reinvestment plan. Our operating teams work closely with independent engineering firms recognized as industry leaders in renewable energy production and maintenance to develop a detailed capital plan for each asset. We develop and implement our plans by taking a long-term owner’s perspective and, in particular, believe the low capital expenditure maintenance requirements and long useful life are attractive attributes of our predominantly hydroelectric assets. Hydroelectric power generation is a mature, efficient and relatively simple technology that has not changed significantly over the past century.

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

Continental Operating Platform

Countries in which we operate
Continental operating platform

North American Business

The principal office of our North American platform is located in Gatineau, Québec and oversees our operations in the United States and Canada.  Our North American platform employs approximately 925 employees.

United States

Our main offices in the United States are located in Boston, Massachusetts and Los Angeles, California. Our U.S. National System Control Center is located in Marlborough, Massachusetts and allows for the remote monitoring and control of nearly all of our assets in the country. In the United States we have full hydroelectric and wind operating capabilities, as well as development and construction oversight expertise. We employ approximately 555 people, approximately 37% of whom are covered by collective agreements. We have experienced positive relations with our unionized work force in the United States.

As of December 31, 2015, approximately half of our renewable business was located in the United States, the world’s largest economy and second-largest energy market. We are strategically focused on power markets in the Northeast, Mid-Atlantic, Southeast and California, with additional operations in Arizona, Minnesota and Louisiana.

The majority of our capacity in the United States is located in New York, Pennsylvania and New England. In New York, we are one of the largest independent power producers with 74 hydroelectric facilities with an aggregate installed capacity of 711 MW. In Pennsylvania, we have two hydroelectric facilities with an aggregate installed capacity of 450 MW and have recently entered into an agreement to acquire two additional hydroelectric facilities with 292 MW of installed capacity. In New England, we have 1,274 MW of operating hydroelectric capacity including a 50% joint-venture interest in a 600 MW hydroelectric pumped storage facility located in Massachusetts. Pumped storage is a form of hydroelectric power which uses reversible turbines permitting energy to be stored by pumping water up into a reservoir, and then producing power at a later time by releasing the water during a period in which power prices are higher.

We also own seven wind farms located in California, New Hampshire and Arizona with a combined installed capacity of 434 MW. The California wind farms account for the majority of this capacity and are primarily located in the Tehachapi area, which has one of the most proven wind resources in the United States and is attractively located near the Los Angeles load center. We also own one combined cycle, natural gas-fired facility in Syracuse, New York, which sells its power output on a merchant basis and is predominantly used at times of peak demand.

Our rights to operate our hydroelectric facilities in the United States are secured primarily through long-term licenses from the Federal Energy Regulatory Commission (“FERC”), the federal agency that regulates the licensing of substantially all hydroelectric power plants in the United States. FERC has oversight of substantially all of our ongoing hydroelectric project operations, including dam safety inspections, environmental monitoring, compliance with license conditions, and the license renewal process. Our ability to sell power from certain of our generation facilities is also subject to the receipt and maintenance of certain approvals from FERC, including the authority to sell power at market-based rates.

Canada

Our main offices in Canada are located in Gatineau, Québec and Toronto, Ontario. Our Canadian National System Control Center is located in Gatineau and allows for the remote monitoring and control of all of our assets in Canada. In Canada, we have full hydroelectric and wind operating capabilities, as well as development and construction oversight expertise.    We employ approximately 370 people in the country and approximately 23% of these employees are covered by collective agreements. We have experienced positive relations with our unionized work force in Canada.

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

Most of our Canadian hydroelectric assets are larger utility-scale facilities with water storage reservoirs that can together store approximately 1,300 GWh, or approximately 29% of their annualized long-term average generation.

We entered the Canadian wind business in 2004 and since then have completed the development, construction and operation of three wind farms in Ontario, with a combined installed capacity of 406 MW. We also have several projects in various stages of development. In addition to our renewable power assets, we own a 110 MW gas-fired plant that has been withdrawn from service but is being maintained and is available to be restarted should economics change.

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

Latin American Business

The principal office of our Latin American platform is located in Rio de Janeiro  and oversees our operations in Brazil, with approximately 375 employees.

Brazil

Our main office in Brazil is located in Rio de Janeiro. Our Brazilian National System Control Center is located in Curitiba, Paraná and allows for the remote monitoring and control of nearly all of our hydroelectric assets in Brazil.  In Brazil, we have full hydroelectric, wind and biomass operating capabilities, as well as development and construction oversight expertise. All of our employees in Brazil are covered by annual collective agreements. We have experienced positive relations with our work force in Brazil.

Brookfield first invested in Brazil over 100 years ago. Recognizing Brazil’s growing demand for power and strong renewable resource base, Brookfield re-entered the Brazilian power market in 2003 and, since then, has grown its hydroelectric asset base significantly to 39 facilities on 24 river systems totaling approximately 821 MW of installed capacity. We own facilities located in 10 Brazilian states representing approximately 80% of the country’s population and economic activity. As such, we believe our business in Brazil is particularly well positioned to participate in a large and diversified economy with further development potential.  In 2015, we diversified our generation portfolio with the acquisition of five wind farms and three biomass facilities. The wind farms are located in the northeastern province of Rio Grande do Norte, one of the most proven wind resource areas in Brazil, and the biomass facilities are located in Mato Grosso do Sul and Sao Paulo, proximate to our hydroelectric portfolio. We have developed and built 14 facilities totaling 313 MW of capacity since 2003 and we have several projects in various stages of development. This includes a 55 MW biomass facility that is expected to be fully operational in 2016, two hydroelectric projects with 53 MW of combined capacity that are expected to be fully operational in 2017 and a 19 MW hydroelectric project expected to be fully operational in 2018.

Rights to hydroelectric sites are secured in Brazil by obtaining authorizations and concessions from the Brazilian Ministry of Mines and Energy through the National Agency for Electric Energy (“ANEEL”). We generally focus on the SHPP, a category of hydroelectric power plant with less than 30 MW of capacity. SHPP plants can be secured directly from ANEEL, whereas sites for hydroelectric plants above 50 MW can only be granted by public auction, requiring developers to bid the lowest tariff in order to win the concession and a PPA with local utilities. Of our authorizations and concessions, 95% have remaining terms of more than 13 years. Generally, concessions and authorizations provide for an initial term of 30 years and renewal rights for an additional 20-year period.

Colombia

The Isagen Acquisition in January 2016 marked our entry into the Colombian market. Isagen’s principal office is located in Medellín and the company employs 670 full time employees, of which approximately 90% are covered by collective agreements.

Isagen is Colombia’s third-largest power generation company and owns and operates a 3,032 MW portfolio with annual generation expected to be approximately 15,000 GWh. This portfolio accounts for approximately 20% of Colombia’s installed generating capacity and principally consists of six, largely reservoir-based, hydroelectric facilities, one of which includes the largest reservoir by volume in Colombia. These hydroelectric assets are able to store approximately 10% of their annualized long-term average generation. Isagen’s portfolio also includes approximately 3,800 MW of attractive medium to long-term development projects.

Isagen owns its power generating assets perpetually. For each hydroelectric project built prior to 1993, it holds water usage rights that are granted by the appropriate regional or national environmental authority in addition to a number of minor licenses and approvals. The Colombian government then passed Law 99 of 1993 (“Law 99”) in an effort to streamline the licensing regime that applies to hydroelectric and other projects. Following the passage of Law 99, each project receives an single environmental license that contains the necessary permits for the use of natural resources, including water usage rights, granted by the national environmental authority if the project is greater than or equal to 100 MW or, if less than 100 MW, by the regional environmental authority where the project is located. For each hydroelectric project built prior to 1993, Isagen holds water usage rights. Water usage rights are generally granted for a period of about 50 years and those water usage rights associated with our Colombian operations will expire within the next 3 to 35 years and will be renewed through an administrative process.  The environmental licenses generally have a 50 year term and, like the water usage rights, can by renewed through an administrative process.

European Business

The principal office of our European operations is located in London, in the United Kingdom. Our European platform, including our offices in London, Cork and Edinburgh, employ approximately 100 employees comprising operating, finance, project development, market research and power marketing functions.

Republic of Ireland and Northern Ireland

Our 20 wind energy facilities, with 463 MW of installed capacity are located in both the Republic of Ireland and Northern Ireland, which have among the strongest onshore wind resources in Europe and local markets with stable contractual frameworks for renewables. We employ approximately 85 people in Ireland and approximately 10% of these employees are covered by collective agreements. We have experienced positive relations with our unionized work force in Ireland.

In 2015, we achieved commercial operation on 137 MW of new capacity, including our 88 MW Knockacummer project, our 37 MW Kill Hills project and our 12 MW Glentane 2 project, which is an extension to the Knockacummer facility.  In addition to these projects we have a wind development pipeline of up to 200 MW, which positions the portfolio for continued growth. During 2015, we advanced approximately 80 MW of consented projects into or approaching construction and commenced construction of our 14 MW Seegronan wind project. In 2016 we expect to begin construction on additional wind capacity.

The majority of wind farm assets in the Republic of Ireland are underpinned by the REFIT program. This program ensures that generators receive a minimum fixed annual electricity price, indexed by inflation annually over a contract term of 15 years, providing a revenue stream that is the higher of market prices or the REFIT price. The REFIT payments are guaranteed under legislation for eligible assets commissioned prior to the end of 2017. Recently, the Irish government issued an Energy Policy White Paper confirming its long-term renewable power goals and therefore we expect a new tariff framework to be announced for installations commissioned after 2017. We have 72 MW of non-REFIT wind assets, 52MW of which were contracted at below market prices to 2019; during 2015 we restructured these PPAs with the Irish Energy Supply Board to preserve the existing below-market contracted price floor but include participation in approximately 90% of market prices.

 The wind farm assets in Northern Ireland earn British Pound Sterling (£) denominated revenues by receiving a fixed price Renewable Obligation Certificate for twenty years, in addition to the market price.  In 2015, we enhanced our power marketing capabilities in Europe, by increasing the focus on securing long-term contracts with corporate buyers of power, the sale of green credits, and building the capability to sell power across interconnections.

The land on which our wind farms are situated is typically leased or owned outright.  Where we hold leases, we typically hold a long-term lease for an initial 25 to 30 year term with a further right to renew. Additional licenses relevant to the wind farms include both electricity grid connection agreements with the national and distribution level grid system operators and planning permissions from the relevant local planning authorities.

Portugal & Scotland

In 2015, we expanded our European portfolio with the acquisition of a 123 MW operational wind portfolio in Portugal and a wind development pipeline in Scotland totaling approximately 1,200 MW. The Scottish pipeline includes a mix of contracted, permitted and earlier stage development projects as well as a 10 person project development team located in Edinburgh. None of these employees are unionized.  In Scotland, we are advancing the approximately 20 MW Tralorg project towards construction. The project will benefit from a 15-year, fixed-price PPA.

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

Corporate Office

Our main corporate office is based in Toronto, Ontario and provides oversight on a global basis of Brookfield Renewable. Our corporate group has approximately 80 employees, including both the Corporate Office and the Service Provider, who are located in North America, Latin America and Europe.

Our Competitive Strengths

BREP is the owner and operator of a diversified portfolio of high quality assets that produce electricity from renewable resources.

Our business model is to utilize our global reach to identify and acquire high quality renewable power generating assets at favorable valuations, finance them on a long-term, low-risk basis, and enhance the cash flows and values of these assets using our experienced operating teams to earn reliable, attractive, long-term total returns for the benefit of our LP Unitholders. The following is presented as at December 31, 2015 and does not reflect the Isagen Acquisition.

One of the largest, listed pure-play renewable platforms.We own one of the world’s largest, publicly-traded, pure-play renewable power portfolios with approximately $20 billion in assets, 7,284 MW of installed capacity, and long-term average generation from operating assets of 25,766 GWh. Our portfolio includes 207 hydroelectric generating stations on 73 river systems, 37 wind facilities and three biomass facilities, diversified across 14 power markets in North America, Latin America and Europe.

Long-term Average Generation by Source of Energy	Long-term Average Generation by Region

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

Well positioned for global growth mandate. We have strong organic growth potential with an approximate 3,000 MW development pipeline spread across all of our operating platforms, combined with the ability to capture operating efficiencies and the value of rising power prices for the market-based portion of our portfolio. Our organic growth is complemented by our strong acquisition ability. Over the last ten years, we have acquired or commissioned 78 hydroelectric facilities totaling approximately 2,060 MW, 38 wind facilities totaling approximately 1,680 MW and three biomass facilities totaling 120 MW. For the year ended December 31, 2015, we acquired or commissioned hydroelectric facilities, wind facilities and biomass facilities that have an installed capacity of 163 MW, 410 MW and 120 MW, respectively. Our ability to develop and acquire assets is strengthened by our established operating and project development teams, strategic relationship with Brookfield, and our liquidity and capitalization profile. We have, in the past, and may continue in the future to pursue the acquisition or development of assets through arrangements with institutional investors in Brookfield sponsored or co-sponsored partnerships.

Attractive distribution profile.  We pursue a strategy which we expect will provide for highly stable, predictable cash flows sourced from predominantly long-life hydroelectric assets ensuring an attractive distribution yield. We target a long-term distribution payout ratio of approximately 70% of Funds From Operations and a long-term distribution growth rate in a range of 5% to 9% annually.

Stable, high quality cash flows with attractive long-term value for LP Unitholders.  We intend to maintain a highly stable, predictable cash flow profile sourced from a diversified portfolio of low operating cost, long-life hydroelectric and wind assets that sell electricity under long-term, fixed price contracts with creditworthy counterparties. Approximately 90% (on a proportionate basis) of our 2016 generation output is sold pursuant to PPAs to public power authorities, load-serving utilities, industrial users or to Brookfield. The PPAs for our assets have a weighted-average remaining duration of 17 years, providing long-term cash flow stability.

Strong financial profile. With approximately $20 billion of assets, our debt to total capitalization is 39% and approximately 76% of our borrowings are non-recourse to BREP. Corporate borrowings and subsidiary borrowings have weighted-average terms of approximately seven and nine years, respectively. Our available liquidity at year end included approximately $1.2 billion of cash and cash equivalents and the available portions of credit facilities.

Renewable Power Growth Opportunity

Demand for renewable energy continues to grow around the world due to its positive environmental profile, the benefits of supply diversification and its increasing cost-competitiveness with traditional technologies. In 2015, global installed renewable power capacity reached 1,600 GW. Significant new renewable generation supply continues to be built, consisting primarily of new hydro, wind and solar PV capacity, with investments of approximately $200 billion each year adding approximately 100 GW of new renewable power supply. The following chart illustrates the global growth in various renewable power generation sectors from 2000 to 2014.

_________________

Sources:  BP Statistical Review of World Energy - June 2015 (for wind, geothermal and solar capacity 2000-2014); U.S. Energy Information Administration - International Energy Statistics (for hydroelectric capacity 2000-2012); hydro capacity for 2013 & 2014 is assumed to increase in line with the growth in hydro generation in these years (from the 2015 BP Statistical Review).

Global Renewable Power Drivers

We believe that strong continuing growth in renewable power generation will be driven by the following:

Renewable energy is an increasingly cost-effective way of diversifying fuel risk. Continuous improvements in technology and economies of scale continue to reduce the costs of renewable power, enhancing its position as a cost competitive complement to gas-fired generation and as a means to meeting increasingly stringent environmental standards. While natural gas continues to make major gains in generation market share, we expect that utilities will increasingly seek to limit exposure to potential fuel cost volatility by looking to renewable technologies that offer stable price terms, particularly hydroelectric and wind energy.

Consistent policy and supportive regulation. Regulatory support for the development of renewable power resources typically includes renewable portfolio standards (“RPS”) (requiring electricity distributors to obtain a minimum percentage of their power from renewable energy resources by specified target dates) and tax incentives or subsidies. Globally, at least 70 countries, including the Republic of Ireland, the United Kingdom and the other 26 E.U. countries, have national targets for renewable energy supply. Similarly, 37 U.S. states, the District of Columbia, Puerto Rico and nine Canadian provinces have either RPS targets or other policy goals that require load-serving utilities to offer long-term PPAs for new renewable supply.

 Mainstream recognition of climate change risk and serious commitment to action.  Global support for de-carbonization – and by implication the further promotion of renewable technologies – was reinforced in December 2015 as 195 countries agreed at the COP21 Conference in Paris to develop national strategies consistent with limiting the increase in global temperature by 2050 to less than two degrees Celsius above pre-industrial levels.

Intensifying challenges for conventional coal and nuclear generation. Successive regulatory initiatives requiring significant environmental compliance expenditures are accelerating the retirement of coal plants, which will need to be replaced by new capacity. At the same time, cost uncertainties, public concern over new construction and nuclear waste disposal and intensified competition from gas-fired generation has delayed or halted most new nuclear development activities in the United States, and has caused some countries with significant nuclear generation to legislate the early retirement of capacity.

Our Core Markets

We have focused on North America, Latin America and Europe as our core markets and we will continue to focus on expanding our operations in these markets to meet our growth objectives. Our established operating platforms in North America, Latin America and Europe position us particularly well to achieve these objectives. In addition, due to our relationship with Brookfield, we have access to Brookfield’s investment platforms in Australasia and India as well as to Brookfield’s more established platforms in Latin America and Europe, which enhances our ability to source transactions globally.

North America

United States

Over the last decade, the United States has maintained consistent, broad-based policy momentum to transition the country’s electricity producers to cleaner generation and promote increased energy independence. The United States is the world’s second largest wind market with approximately 73,000 MW of installed wind capacity as at the end of 2015. One of the most significant drivers of renewable power growth in the United States has been the adoption of RPSs in 29 states and the District of Columbia, with renewable targets set to as high as 33% of the total supply mix by 2020 and with even more ambitious targets – 50% in the case of California – by 2030. In addition, growth has been driven by various government incentive programs supporting investment in new renewables, including the recently-extended production tax credit program.

Concurrent with expanding policy supporting renewables, the environmental regulation of traditional thermal (and in particular coal-fired) generation has become more stringent. In particular, the United States Environmental Protection Agency’s (the “EPA”)  Clean Power Plan, which was released in final form in August 2015, aims to cut carbon emissions from the power sector by 32% by 2030, as compared with 2005 levels. In February 2016, the implementation of the Clean Power Plan was stayed by court order pending judicial review. The EPA’s MATS rule (Mercury and Air Toxics Standards), which came into effect in 2015, requires the application of “maximum available control technology” emissions standards for hazardous air pollutants from coal-fired and oil-fired electric generating units. These and other EPA regulations have imposed further significant compliance expenditures for coal-fired facilities in particular, and will continue to advance the schedule of plant retirements across the industry. This supply will need to be replaced by new capacity likely in the form of renewable and gas-fired generation.

In the United States, we are strategically focused on power markets in the northeast (New York, New England), the mid-Atlantic (including the PJM ISO and north SERC regions) and California, with operations in other states including Minnesota, Louisiana, Tennessee and North Carolina. Together these markets cover approximately 70% of the U.S. population, and most have strong RPS targets, aging electricity infrastructure and/or pressure to retire coal generation, providing clear opportunities for sustained renewable generation growth.

Canada

In Canada, renewable energy policy is predominantly implemented at the provincial level. We are currently active in Ontario, Québec and British Columbia and each of these jurisdictions has adopted policies to increase the contribution of renewables in the supply mix, which presents attractive opportunities for both project development and asset acquisition.

Several Canadian provinces have reinforced their commitment to renewables by announcing plans to implement or strengthen carbon emissions pricing regimes. Ontario has committed to a 37% reduction in carbon emissions by 2030, as well as announcing plans to join the Western Climate Initiative’s carbon cap and trade program, which Quebec has already joined. Furthermore, Ontario’s 2015 Climate Change Strategy anticipates approximately 20,000 MW of renewable capacity by 2025, more than double the approximately 9,000 MW of renewables currently under contract. In Québec, while most generating capacity is provincially owned, Hydro-Québec Distribution has contracted over 4,400 MW of renewable capacity since 2003, consisting primarily of wind power. In British Columbia, the 2010 Clean Energy Act outlines a vision for self-sufficiency in electricity generation by 2016, while securing over 90% of total generation from renewable generation sources.

Latin America

Brazil

With the world’s fifth largest population and seventh largest economy, Brazil retains strong long-term growth potential despite the near term economic challenges. Electricity demand has sustained an average annual growth rate of approximately 4% over the last 30 years, a trend which is likely to continue in the long-term given that per capita consumption is still less than one-fifth that in the United States. By 2024, Brazil’s energy planning agency projects that 73,000 MW of new supply will be needed, while only approximately 41,000 MW of capacity is currently under contract. We accordingly expect Brazil will require over 4,000 MW of new supply annually to meet growing demand and the cost of new power generation infrastructure is rising. For example, much of the currently planned supply growth relies on large-scale hydroelectric plants.  These projects are increasingly being developed in remote locations and face rising costs and mounting environmental and labor challenges. Brazil is also seeking to diversify supply through alternative sources of generation such as wind and solar but these are often more expensive than large legacy hydro projects and may contribute to rising power prices in the long-term. Meanwhile, current economic uncertainties and capital constraints provide an opportunity to develop and acquire strategically-located small hydro and other renewable assets at a significant discount to their longer-term value.

In addition to a growing SHPP segment, other segments of the renewable power industry are growing, notably wind power and biomass cogeneration. Brazil has approximately 7,600 MW of installed wind capacity, with 9,400 MW under development, and 10,000 MW of installed sugarcane biomass capacity, with 1,800 MW under development. Brazil’s position as the world’s leading and most efficient producer of sugar and ethanol makes this segment of the renewable power industry particularly attractive. 2015 marked our entry into the biomass cogeneration and wind markets.

We believe there are two additional aspects of the market in Brazil that make our business particularly compelling. First, substantially all of our hydroelectric facilities participate in the MRE which significantly reduces the impact of hydrology variability on our cash flows. Through this pool, hydroelectric power generators are paid on the basis of “assured energy”, which is based on long-term average generation (established through government-approved hydrological studies) rather than on actual production. Participating generators effectively share hydrology risk as generators experiencing above-average generation conditions make this excess available to those experiencing below-average conditions, with any aggregate shortfall allocated pro-rata across the pool. Second, SHPPs under 30 MW operate in a segment of the market that benefits from certain preferred economic and regulatory rights. Customers that purchase power from these plants benefit from a special discount for the use of the distribution system which, in turn, enables generators like us to capture a portion of this discount through higher prices with end-use customers.

Colombia

Colombia is an investment-grade rated country with an established competitive electricity market and we believe that the country will require over 500 MW of new power supply annually to meet demand growth. Colombia’s hydroelectric potential of approximately 93 GW is second only to Brazil among Latin American countries. As of December 2014, Colombia had a total installed capacity of 15,741 MW with hydro accounting for almost 70% of the supply mix, with the remainder being supplied by other fuels such as natural gas, coal, and diesel. It benefits from significant undeveloped hydroelectric potential and power prices remain relatively low on a global scale. We expect power prices to increase over the long-term as new supply is needed to meet demand growth.

Europe

Europe is the largest renewable energy market in the world and a significant growth opportunity for Brookfield Renewable. Its population of approximately 500 million is served by a power system with a capacity of approximately 1,000 GW, generating approximately 3,500 TWh annually. Renewable generation technologies account for about one third of total installed capacity, including approximately 150 GW, 120 GW and 90 GW of hydroelectric, wind and solar PV capacity respectively. Our investment and growth strategy in Europe focuses on larger, low-sovereign risk markets that have both a record of reliable renewable policies and renewable assets with attractive long-term fundamental value and scarcity attributes.

Europe has long been at the forefront in adopting policies to support renewables development and address climate change.  For 2020, the E.U. has committed to cutting its greenhouse gas emissions by 20% relative to 1990 levels, and to raise the share of total final energy consumed from renewables to 20%.  As of 2014, 16% of final energy consumed in the E.U. was from renewable sources. The challenge of meeting 2020 targets varies significantly by country: for example, in the United Kingdom, 7% of total final energy requirements were supplied by renewables in 2014 against a 2020 target of 15%. In Germany, renewables accounted for 14% of 2014 requirements against an 18% target for 2020, while in Portugal, renewables accounted for 27% of 2014 requirements against a 31% target for 2020.  In all countries, the power sector has a central role in meeting renewable energy targets.  Brookfield estimates that approximately 84 GW of additional wind-equivalent power capacity is required in the E.U. to achieve the 2020 target. In the longer term, the E.U. has recently endorsed a 40% reduction in greenhouse gas emissions by 2030 (relative to 1990) and a 27% share of renewables in final energy consumption.

Individual member states have sought to meet their binding E.U. targets by extensive implementation of incentive programs supporting renewable power development.  The most common incentive structure, involves the use of long-term (typically 15-year) index-linked contracts for differences, as in the case of the United Kingdom and Germany. Most support programs are funded by a levy on retail electricity rates rather than a direct payment from the government.

The E.U.’s CO2 emissions cap-and-trade program and the United Kingdom’s carbon price floor mechanism enhance the competitive position of renewables generators by increasing the operating costs of conventional thermal generators. In addition, conventional generation and especially coal-fired plants face tightening NOx and SO2 limits under the E.U. Industrial Emissions Directive. For older coal plants, particularly in the United Kingdom and Spain, this is likely to accelerate retirements. As in the U.S., this supply will need to be replaced by new capacity likely in the form of renewable and gas-fired generation.

Ireland

Ireland has among the best onshore wind resources in Europe, and both the Republic of Ireland and Northern Ireland markets have stable and favorable contractual frameworks for renewables.  Owners of renewable assets in the Republic of Ireland typically benefit from the REFIT program, which ensures that generators receive a minimum fixed annual electricity price, indexed by inflation annually over a contract term of 15 years, providing a revenue stream that is the higher of market prices or the REFIT tariff. The REFIT payments are guaranteed under legislation for eligible assets and currently apply to assets commissioned prior to the end of 2017. The Irish Department of Communications, Energy and

Natural Resources is currently working on the design of a new renewable procurement mechanism to be available from 2016. In Northern Ireland, our facilities generally receive both the prevailing market electricity price and a renewable obligation certificate.

Portugal

Portugal offers feed-in-tariff contracts that fix payment terms for the duration of the contract. For contracts awarded in 2006 and 2007, the PPA term is the shorter of 15 years or 33 GWh/MW. During the EU bailout following the financial crisis the Portuguese government sought to raise funds to reduce its electricity tariff deficit by offering wind generators the option to extend their initial FIT period in return for upfront payment. Incentives are also in place for re-powering existing capacity at a lower rate. Continued fiscal consolidation has allowed Portugal’s sovereign rating to be upgraded during 2015 to one notch below investment grade and is on positive watch by Fitch and Standard & Poor’s.

Scotland

In Scotland, existing generation is supported via the Renewable Obligation certificate scheme. A new contract for difference was introduced and first issued via auction in 2015. The United Kingdom faces a significant shortfall to meet its overall renewable energy target for 2020. It also has longer-term carbon targets to reduce greenhouse gas emissions by at least 80% from 1990 levels by 2050, with intermediate milestones set out in 5-year carbon budgets (currently set to 2027) and written into law.

Other Markets

Australia is a market where Brookfield has a significant real estate and infrastructure presence. More than 60% of the 47 GW of installed capacity in Australia’s National Electricity Market is coal-fired. Australia has experienced strong economic growth driven by Asian demand for natural resources, and the country’s carbon footprint is a recurring topic of national debate. We expect support for the development of new renewable power resources to increase over the next decade as policy makers seek to offset the country’s dependence on fossil-fuel based generation.

India is a market with significant potential for renewable power development, as the country seeks to address persistent supply deficits and to offset heavy reliance on coal-fired generation.  Brookfield has recently invested in the infrastructure sector in this market and is closely monitoring the country’s ambitious plans for renewables expansion.

Our Growth Opportunity

We believe that the current environment offers attractive opportunities to invest in renewable power acquisitions or developments that we expect will allow us to deploy capital, on an accretive basis, in the following ways:

•         Privatizations.  We believe that in the current fiscal climate, governments will continue to engage the private sector in providing funding solutions for infrastructure requirements which could increasingly involve sales of existing assets. Our proven operating track record, global scale and ability to partner with local pension funds and institutional investors position us well to participate in such opportunities.

•         Asset monetization and divestitures. Significant renewable power generation capacity is owned by industrial companies, smaller independent power producers, private equity investors and foreign companies. These types of owners sell renewable power assets either because power generation is not their core business, their investment horizons are shorter, or a particular market ceases to be strategic. In addition, the capital markets have seen a sharp selloff of many North American and European independent power producers, some of whose share prices have declined by 40-50%. These companies may seek, or be forced, to sell assets to bolster their balance sheets.

•         Development cycle divestitures. Renewable power assets are often developed or built by smaller developers or construction companies who, in our experience, seek to capture development-stage returns. Because of our extensive project development expertise we are well positioned to evaluate these sorts of assets and therefore have been, and believe will continue to be, a logical acquirer of, or partner in, such projects.

•         Brookfield Renewable’s development project portfolio. In addition to growing our business through acquisitions, we intend to pursue organic growth by developing our portfolio of greenfield projects. Following the Isagen Acquisition, we indirectly own projects in North America, Latin America and Europe totaling an estimated 6,800 MW of potential capacity.

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

We believe that we have a predictable pricing profile driven by long-term PPAs with, following the Isagen Acquisition, a weighted average, remaining duration of 12 years (18 years on a proportionate basis) which, combined with a well-diversified portfolio that reduces variability in our generation volumes, enhances the stability of our cash flow profile. See Item 3.D “Risk Factors — Risks Related to Our Operations and the Renewable Power Industry — Counterparties to our contracts may not fulfill their obligations and, as our contracts expire, we may not be able to replace them with agreements on similar terms”.

The majority of our long-term PPAs are with investment-grade rated or creditworthy counterparties. The composition of our contracted generation under PPAs is, reflecting the Isagen Acquisition, Brookfield (15%; 48% proportionate basis), government (26%; 19% proportionate basis), industrial users (32%; 22% proportionate basis) and distribution companies (27%; 11% proportionate basis). Following the Isagen Acquisition, Brookfield Renewable had contracted 90% (proportionate basis) of 2016 generation at an average price of $70 per MWh (proportionate basis).

As at December 31, 2015, over the next five years Brookfield Renewable has on average approximately 6,906 GWh of energy annually which is uncontracted. This energy can be sold into wholesale or bilateral markets and we intend to maintain flexibility in re-contracting to position ourselves to achieve the optimal pricing.

The following table presents revenue, Adjusted EBITDA and Funds From Operations on a segmented basis for the fiscal years ended December 31, 2015, 2014, and 2013 by hydroelectric, wind and other facilities (which includes biomass and Co-gen). Hydroelectric and wind information is further segmented by region.

	Hydroelectric				Wind					Other(1)	Corporate	Total
	North America			Latin	North America			Latin
(MILLIONS)	U.S.	Canada	Total	America	U.S.	Canada	Total	America	Europe
For the year ended Dec 31, 2015
Revenues	$698	$305	$1,003	$225	$101	$105	$206	$22	$138	$34	$-	$1,628
Adjusted EBITDA(2)	453	255	708	188	76	86	162	21	103	14	(19)	1,177
Funds From Operations(2)	200	190	390	136	20	56	76	5	32	6	(178)	467
For the year ended Dec 31, 2014
Revenues	$719	$394	$1,113	$265	$129	$123	$252	$-	$45	$29	$-	$1,704
Adjusted EBITDA(2)	493	315	808	198	86	105	191	-	29	11	(21)	1,216
Funds From Operations(2)	256	243	499	149	13	67	80	-	18	11	(197)	560
For the year ended Dec 31, 2013
Revenues	$677	$399	$1,076	$301	$125	$133	$258	$-	$-	$71	$-	$1,706
Adjusted EBITDA(2)	473	319	792	221	82	111	193	-	-	23	(21)	1,208
Funds From Operations(2)	253	255	508	169	18	67	85	-	-	23	(191)	594

(1)            Includes biomass and Co-gen

(2)            Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures” and “Financial Review by Segments for the Year Ended December 31, 2015” and “Financial Review by Segments for the Year Ended December 31, 2014”

As described in Item 5.A “Operating Results — Performance Measurement”, Adjusted EBITDA and Funds From Operations do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be similar to measures presented by other companies. For additional information, see Item 5.A “Operating Results — Generation and Financial Review for the Year Ended December 31, 2015” and Item 5.A “Operating Results — Generation and Financial Review for the Year Ended December 31, 2014.”

As at year end, our portfolio benefits from significant hydrology diversification, with assets distributed on 73 river systems in three countries. Our water storage capabilities and our access to the hydrological balancing pool administered by the government of Brazil amount to approximately 35% of annual generation, allowing us to mitigate hydrological fluctuations, optimize production and minimize losses due to outages.

North America. In North America, we generate revenues primarily through energy sales secured through long-term PPAs with creditworthy counterparties such as government-owned entities or power authorities (including for example, Ontario’s Independent Electricity System Operator, the Ontario Electricity Financial Corporation, Hydro-Québec, BC Hydro and the Long Island Power Authority), load-serving utilities (such as Entergy Louisiana), Brookfield, and in some cases industrial power users. Currently, our North American portfolio is largely contracted pursuant to long-term PPAs that are generally structured on a “take or pay” basis without fixed or minimum volume commitments. As a result, we are exposed to minimal risk of having to supply power from the market to customers when we are experiencing low water or wind conditions. Most of our PPAs also provide for annual escalation of the realized price, typically linked to inflation. In respect of power sold to Brookfield, Brookfield will, in some cases, have entered into back-to-back power resale agreements for output purchased from Brookfield Renewable (see Item 4.B “Business Overview — The Service Provider — Energy Marketing”).

Latin America. Our Latin American assets are located in Brazil and, following the Isagen Acquisition, Colombia. In the Brazilian electricity market, energy is typically sold under long-term contracts to either load-serving distribution companies in the “regulated market” or smaller “free customers” defined as customers with more than 3 MW of annual demand who select their own electricity supplier. Besides these “free costumers” that can buy energy contracts from any source, the market rules also allow consumers with a load of 0.5 MW to become “special consumers” and buy energy contracts from alternative sources like small hydro and wind power. Both customer classes are required to demonstrate annually that they have contracts in place to meet all forecast demand. In the “regulated market”, Brookfield Renewable has typically entered into 20-30 year PPAs with distribution companies. In the “free customer” market, Brookfield Renewable has typically entered into three to eight year PPAs with large industrial and commercial customers primarily engaged in strong industries, like telecommunications, food services and pharmaceuticals. Our PPAs in Brazil typically provide a fixed price that is fully indexed to inflation annually. Our Brazilian portfolio has a weighted average remaining contract term of approximately 8 years. In Colombia, revenues are typically secured through one to five year bi-lateral contracts with local distribution companies and large industrial users in the “regulated market”. These contracts reduce the exposure of both suppliers and end-users to price volatility in the spot market by fixing the price payable for given amount of committed energy. Isagen’s PPAs take this approach and its 2016 revenues are approximately 80% contracted.  In addition to its hydroelectric assets, Isagen has a 300 MW Co-gen facility which can be used to provide additional generating capacity if hydrology is low.

Europe. Our European assets are principally located in the Republic of Ireland with additional assets located in Northern Ireland and Portugal. We also have a pipeline of development projects located in Scotland. In the Republic of Ireland, we generate revenues primarily through energy sales secured by long-term PPAs under the REFIT program. In the Republic of Ireland’s electricity market, renewable energy is typically sold under a 15 year REFIT which allows for the above-market costs of renewables to be paid directly to guarantors through a levy on final consumer bills. The REFIT tariff also provides generators with potentially attractive upside to market prices above an established contract floor, which would allow us to benefit from potential long-term rising prices of power. Our Republic of Ireland operational assets are underpinned by a 10 year remaining average life contracted revenue stream. Our wind farms in Northern Ireland earn British Pound Sterling (£) denominated revenues by receiving a fixed price Renewable Obligation Certificate for twenty years in addition to the market price.  In Portugal, similar to Ireland, assets are based on a 15 year Feed-in-Tariff regime, prices also feature a floor and cap price for 7 years after the expiry of the Feed-in-Tariff. Portugal operational assets are underpinned by a 9 year remaining average life contracted revenue stream.

Our Growth Strategy

We expect to continue focusing on long-life renewable power assets that provide stable, long-term contracted cash flows, or, where uncontracted, are acquired on a value basis and located in high-value power markets where rising power prices offer strong prospects to generate growing cashflows and can appreciate in value over time. We intend to combine our industry, operating, development and transaction expertise with our ability to commit capital to transactions in order to secure opportunities at attractive returns for securityholders. To grow Brookfield Renewable, we maintain a proactive and focused business development program in each of our markets which is augmented by access to Brookfield’s global investment platform that may lead to originating attractive opportunities for investment. We expect that our growth will be focused on the following:

•         Acquisitions of operating assets within core markets. We expect to continue our growth in North America, Latin America and Europe, where our existing renewable power platforms allow us to efficiently integrate operating or development-stage renewable power assets and capture economies of scale. Within each of these platforms, our growth strategy is focused on the higher-value and higher-growth regional electricity markets. For example, in the United States, our strategy is to continue our growth in the eastern, southern and western power markets, where higher electricity prices, load growth and renewable portfolio standards offer more attractive returns and enhanced long-term value. Similarly, in Brazil, our operations and growth objectives are focused on the southern and mid-west portion of Brazil where over 80% of the population and economic activity is located. In Europe, where we primarily focus on countries with stable renewable energy policies, our strategy includes the acquisition of operating or development-stage assets with a particular emphasis on securing development projects and/or partnerships with developers that are facing capital constraints. While most of our portfolio benefits from long-term contracts, an important part of our recent strategy in the United States has been to acquire uncontracted hydro facilities that due to their low operating costs can benefit from a recovery in power prices.

•         Diversification into new markets. We intend to establish an operating presence in new markets that offer attractive opportunities to enhance the geographic diversification of our operations by adding platforms that we can grow over time by investing capital at attractive risk-adjusted returns. Our European platform and London-based management team will allow us to continue expanding into Europe beyond our existing portfolios. Additionally, our Brazil experience and team provides an excellent springboard to expand into other Latin American countries, as shown by our acquisition in January 2016 of a controlling interest in Isagen, which marks our entry into the Colombian power market. We also benefit from Brookfield’s investment teams in Australasia, India and elsewhere that, together with our existing capabilities in North America, Latin America and our newly established European platform, give us the ability to transact on a global basis.

•         Organic development growth. We intend to continue to grow our business by pursuing organic development growth, either through the acquisition of development-stage assets or by building projects from our development pipeline which, following the Isagen Acquisition, now includes approximately 6,800 MW of potential capacity. We intend to focus on development-stage acquisition opportunities that are in high-value sites in our core markets, positioning us to leverage the development, construction and operating expertise of our platforms. We expect that a relatively small portion of our cash flows will be allocated during the early stages of project development, but that meaningful capital commitments would be made once a project benefits from sound commercial arrangements that limit construction risk and secure long-term stable cash flows.

•         Diversification of renewable power technologies. While we intend to maintain our predominantly hydroelectric focus, we also intend to direct some of our efforts on select assets utilizing other renewable power technologies that share similar fundamental characteristics to our hydroelectric portfolio of long-life, predictable operating costs and cash flows and sustainable competitive cost advantages. For example, in 2015 we closed the acquisition of biomass cogeneration facilities in Brazil with 175 MW of aggregate installed capacity. We have built our wind business by focusing on building or acquiring projects that are located in high-value power markets where the underlying renewable power resource has high scarcity value which is secured through long-term site ownership rights. We are also considering investment in solar power generating assets. Solar is the fastest growing segment of the renewable power industry globally, is reliable and is becoming cost competitive with other sources of generation in some of our core markets.

Our LP Unit Distribution Policy

We believe our high-quality assets and PPA portfolio will provide BREP with stable and predictable annual cash flow to fund our distributions on our LP Units:

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

•         In 2015, BREP increased its regular quarterly distribution to $0.415 ($1.66 annually) per LP Unit commencing with the first quarter distribution of that year.

•         In February 2016, BREP announced an increase in its regular quarterly distribution to $0.445 ($1.78 annually) per LP Unit commencing with the first quarterly distribution of 2016.

We intend to continue to operate as a growth-oriented entity with a focus on increasing the amount of cash available for distributions on each LP Unit.

The declaration and payment of distributions on our LP Units are subject to the discretion of the board of directors of the Managing General Partner. Distributions on our LP Units will be paid quarterly on the last day of December, March, June and September of each year, to LP Unitholders of record on the last business day of November, February, May and August.  In addition, registered and beneficial LP Unitholders who are resident in Canada or the United States may opt to receive their distributions in either U.S. dollars or the Canadian dollar equivalent, based on the Bank of Canada noon exchange rate on the applicable record date or, if such record date falls on a weekend or holiday, on the Bank of Canada noon exchange rate of the preceding business day.Distributions will be evaluated periodically, and may be revised subject to business circumstances and expected capital requirements depending on, among other things, our earnings, financial requirements for our operations, growth opportunities, the satisfaction of applicable solvency tests for the declaration and payment of distributions and other conditions existing from time to time (see Item 10.B “Memorandum and Articles of Association – Description of Our LP Units, Preferred Units and the Amended and Restated Limited Partnership Agreement of BREP — Distributions”). BREP will not be permitted to make a distribution on our LP Units unless all accrued distributions have been paid in respect of the Class A Preferred Units and all other units of BREP ranking prior to or on a parity with the Class A Preferred Units, with respect to the payment of distributions.

Our ability to continue paying or growing cash distributions are impacted by the cash we generate from our operations. The amount of cash we generate from our operations will fluctuate from quarter to quarter and will depend on various factors, several of which are outside our control, including the weather in the jurisdictions in which we operate, the level of certain operating costs and prevailing economic conditions. As a result, cash distributions to the LP Unitholders are not guaranteed. Refer to Item 3.D “Risk Factors — Risks Related to our Units” for a list of the primary risks, whether at previous levels or higher, that impact our ability to continue paying comparable or growing cash distributions.

We expect to have a payout ratio of approximately 70% of Funds From Operations, allowing us to reinvest surplus cash flow in attractive and accretive opportunities in the renewable power sector and position us to grow our distributions per LP Unit over time.

In September 2014, we announced an increase in our long-term LP Unit distribution growth rate target to 5% to 9% annually. The 5% to 9% annual growth rate target for LP Unit distributions compares to a prior annual growth rate target of 3% to 5% and an historical annualized LP Unit distribution growth rate of the Fund of 2.2% per LP Unit from inception in 1999 up to November 28, 2011, the date on which its assets were transferred to BREP. The increase to 5% to 9% reflects, among other things, the expected benefits of a broader set of growth opportunities from new and expanded geographies, significantly greater generating assets and capitalization and enhanced access to capital.

If the declaration or payment of dividends on the Class A Preference Shares or Class A Preferred Units is in arrears, BREP will not make distributions on its LP Units.

Our LP Unit Distribution Reinvestment Plan

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

BRELP has a corresponding distribution reinvestment plan in respect of distributions made to BREP and Brookfield on its limited partnership units. BREP does not intend to reinvest distributions it receives from BRELP in BRELP’s distribution reinvestment plan except to the extent that holders of our LP Units elect to reinvest distributions pursuant to our DRIP. Brookfield has advised BREP that it may from time-to-time reinvest distributions it receives from BREP or BRELP pursuant to our DRIP or BRELP’s distribution reinvestment plan. The limited partnership units of BRELP to be issued to Brookfield under the distribution reinvestment plan will become subject to the Redemption-Exchange Mechanism and may therefore result in Brookfield acquiring additional LP Units of BREP. See Item 10.B “Memorandum and Articles of Association – Description of the Amended and Restated Limited Partnership Agreement of BRELP — Redemption–Exchange Mechanism”.

Distributions to Preferred Unitholders

            BREP will pay distributions to the holders of its Series 5 Preferred Units, Series 7 Preferred Units and, if applicable, Series 8 Preferred Units, as and when declared by the board of directors of the Managing General Partner. BREP’s Series 5 Preferred Units, Series 7 Preferred Units and Series 8 Preferred Units are guaranteed by the Preferred Unit Guarantors under the Preferred Unit Guarantees described under Item 10.B “Memorandum and Articles of Association — Description of our LP Units, Preferred Units and the Amended and Restated Limited Partnership Agreement of BREP— Preferred Unit Guarantees”.

                For the initial five-year period commencing on November 25, 2015 and ending on and including January 31, 2021, the holders of Series 7 Preferred Units are entitled to receive fixed cumulative preferential cash distributions as and when declared by the board of directors of the Managing General Partner, payable quarterly on the last day of January, April, July and October in each year at an annual rate equal to C$1.375 per unit. The initial distribution on the Series 7 Preferred Units of C$0.2524 per unit was declared by the board of directors of the Managing General Partner on November 16, 2015 and was paid to holders of the Series 7 Preferred Units on January 31, 2016.

The holders of Series 5 Preferred Units are entitled to receive fixed cumulative preferential cash distributions as and when declared by the board of directors of Managing General Partner, payable quarterly on the last day of January, April, July and October in each year at an annual rate of 5.59%. The initial distributions on the Series 5 Preferred Units of C$0.3494 per unit was declared by the board of directors of the Managing General Partner on February 3, 2016 and will be paid to holders of the Series 5 Preferred Units on April 15, 2016.

BRP Equity

            Distributions to Preferred Shareholders

BRP Equity will pay dividends to the holders of its Series 1 Shares, Series 3 Shares, Series 5 Shares and Series 6 Shares and, if applicable, Series 2 Shares and Series 4 Shares, as and when declared by the board of directors of BRP Equity. BRP Equity’s Series 1 Shares, Series 2 Shares, Series 3 Shares, Series 4 Shares, Series 5 Shares and Series 6 Shares are guaranteed by BREP and the other Preference Share Guarantors under the Preference Share Guarantees described under Item 10.B “Memorandum and Articles of Association — BRP Equity — Preference Share Guarantees”.

For the initial five-year period commencing on May 1, 2015 and ending on and including April 30, 2020, the holders of Series 1 Shares are entitled to receive fixed cumulative preferential cash dividends as and when declared by the board of directors of BRP Equity, payable quarterly on the last day of January, April, July and October in each year at an annual rate equal to C$1.3125 per share. A total dividend of C$1.3125 per share was paid in each of 2011, 2012, 2013 and 2014, and a total dividend of C$1.075625 per share was paid in 2015.

In April 2015, certain holders of Series 1 Shares elected to convert their Series 1 Shares into Series 2 Shares on a one-for-one basis. The holders of Series 2 Shares are entitled to receive floating cumulative preferential cash dividends as and when declared by the board of directors of BRP Equity, payable quarterly on the last day of January, April, July and October in each year at the annual rate calculated for each quarter, of 2.62% over the annual yield on three month Government of Canada treasury bills. A total dividend of C$0.39976 per share was paid in 2015 (the conversion to Series 2 Shares occurred in April and accordingly the total 2015 dividend per share reflects two quarterly dividend payments).

For the initial seven-year period commencing on October 11, 2012 and ending on and including July 31, 2019, the holders of Series 3 Shares are entitled to receive fixed cumulative preferential cash dividends as and when declared by the board of directors of BRP Equity, payable quarterly on the last day of January, April, July and October in each year at an annual rate equal to C$1.10 per share. The initial dividend of C$0.3375 per share was paid on January 31, 2013, a total dividend of C$1.1625 per share was paid in 2013, C$1.10 per share was paid in each of 2014 and 2015.

The holders of Series 5 Shares and Series 6 Shares are entitled to receive fixed cumulative preferential cash dividends as and when declared by the board of directors of BRP Equity, payable quarterly on the last day of January, April, July and October in each year at an annual rate equal to C$1.25 per share. The initial dividend on the Series 5 Shares of C$0.3116 per share was declared by the board of directors of BRP Equity on February 6, 2013 and was paid to holders of the Series 5 Shares on April 30, 2013.  A total dividend of C$0.9366 per share was paid in 2013, and a total dividend of C$1.25 per share was paid in each of 2014 and 2015. The initial dividend on the Series 6 Shares of C$0.3116 per share was declared by the board of directors of BRP Equity on May 7, 2013 and was paid to holders of the Series 6 Shares on July 31, 2013.  A total dividend of C$0.6241 per share was paid in 2013, and a total dividend of C$1.25 per share was paid in each of 2014 and 2015.

The Service Provider

Brookfield Asset Management

Brookfield is a global alternative asset manager with more than $225 billion in assets under management. It has an over 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. It has a range of public and private investment products and services, which leverage its expertise and experience and provide it with a competitive advantage in the markets where it operates. Brookfield Asset Management is listed on the NYSE, TSX and NYSE Euronext under the symbol “BAM”, “BAM.A” and “BAMA”, respectively.

We are Brookfield’s primary vehicle through which it will acquire renewable power assets on a global basis and we benefit from its reputation and global platform to grow our business.

The Service Provider complements our continental platforms in three key areas:

•         Leadership:  The Service Provider provides leadership to our continental platforms and oversees the implementation of our annual and long-term operating plans, capital expenditure plans, and our power marketing plans to ensure compliance with our performance-based operating objectives and applicable laws. The Service Provider also oversees the implementation of our operational policies, and our management, accounting, regulatory reporting, legal and treasury functions.

•         Growth:  We also benefit from the strategic advice, transaction origination capabilities and corporate development services of the Service Provider to grow our business. Brookfield Renewable benefits from the Service Provider’s renewable power acquisition experience focused in our target markets as well as market research capabilities that support evaluating opportunities to grow our business in our existing and new power markets.

•         Funding:  The Service Provider recommends and oversees the implementation of funding strategies for our existing business and in connection with our acquisitions or developments. In doing so, the Service Provider advises upon and assists in the execution of our equity or debt financings. The Service Provider also arranges for our tax planning and the filing of our tax returns.

Energy Marketing

Pursuant to a number of agreements, BEM LP is responsible for selling all energy and energy related products generated by our assets in North America. In addition, BEM LP acts as counterparty to various agreements with us pursuant to which BEM LP purchases, supports or guarantees the price that we receive for power generation in North America.

With approximately 106 employees and 24 hours/day, 365 days/year operations, BEM LP performs transaction execution, risk management, settlement, information technology, regulatory, legal and human resource functions. These groups provide us with valuable market intelligence regarding pricing dynamics, regulatory regimes and market participants. In 2015, BEM LP was responsible for the sale of over 15,300 GWh of generation in North America.

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

4.C              ORGANIZATIONAL STRUCTURE

Organizational Chart

The simplified chart below presents a summary of our ownership and organizational structure. Please note that on this chart all interests are 100% unless otherwise indicated. “GP Interest” denotes a general partnership interest and “LP Interest” denotes a limited partnership interest. BREP’s sole material asset is a 52% LP Interest in BRELP and a preferred limited partnership interest in BRELP. Brookfield indirectly holds the remaining 47% LP Interest in BRELP, a 28% LP Interest in BREP and a 0.01% and 1% GP Interest in BREP and BRELP, respectively, for an aggregate indirect ownership interest in BREP of approximately 62% on a fully-exchanged basis. For more details on the exchange mechanism see Item 10.B “Memorandum and Articles of Association — Description of the Amended and Restated Limited Partnership Agreement of BRELP — Redemption-Exchange Mechanism”. Brookfield’s indirect 1% GP Interest in BRELP entitles it to receive incentive distributions linked to the growth of BRELP’s distributions. This simplified chart should be read in conjunction with the explanation of our ownership and organizational structure below and the information included under Item 6.A “Directors and Senior Management” and Item 7. “Major Shareholders and Related Party Transactions”.

Brookfield Asset Management Inc. (Brookfield) (Ontario)
Brookfield Global Renewable Energy Advisor Limited (Service Provider) (England & Wales)
Brookfield Asset Management Private Institutional Advisor (Canada) L.P. (7) (Service Provider) (Ontario)
Brookfield Renewable Power Inc. (BRPI) (Ontario)
Brookfield Renewable Energy Group (Bermuda) Limited (Service Provider) (Bermuda)
BRP Energy Group L.P. (Service Provider) (Manitoba)
Brookfield Energy Marketing LP (BEM LP) (Ontario)
99.99% LP Interest
47% LP Interest (2)
28% LP Interest (2)
BRP Bermuda GP Limited (1) (BRELP General Partner) (Bermuda)
Brookfield Renewable Partners Limited (Managing GP) (Bermuda)
0.01% GP Interest
0.01% GP Interest
BREP Holding L.P. (1) (BRELP GP LP) (Bermuda)
BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
Public (Preferred Unitholders)
1% GP Interest
52% LP Interest (2)
72% LP Interest (2)
Brookfield Renewable Energy L.P. (BRELP) (Bermuda)
Public (Holders of LP Units)
BRP Bermuda Holdings I Limited (LATAM Holdco) (Bermuda)
Brookfield BRP Holdings (Canada) Inc. (NA Holdco) (Ontario)
Brookfield BRP Europe Holdings Limited (Euro Holdco) (Bermuda)
Brookfield Renewable Investments Limited (Investco) (Bermuda)
Public (Bondholders)
Public (Preferred Shareholders)
Brookfield Renewable Energy Partners ULC (Finco) (Alberta)
Brookfield Renewable Power Preferred Equity Inc. (BRP Equity) (Canada)

[2] Brookfield's limited partnership interest in BRELP is redeemable for cash or exchangeable for LP Units in accordance with the redemption-exchange mechanism contained in BRELP's limited partnership agreement, which could result in BRPI owning approximately 62% of BREP's issued and outstanding LP Units on a fully-exchanged basis. On a fully-exchanged basis, public holders of LP Units will own approximately 38% of Brookfield Renewable and Brookfield will not hold any limited partnership units of BRELP.

[3] Brookfield has provided an aggregate of $5 million of working capital to LATAM Holdco through a subscription for shares. In addition, BRPI holds special shares the redemption price of which is tied to the successful development of projects in Brazil.

[4] Guarantors of Finco Bonds.

[5] Guarantors of BRP Equity Class A Preference Shares

[6] Guarantors of BREP Class A Preferred Units

[7] Brookfield Asset Management Private Institutional Advisor (Canada) L.P. is an indirect, wholly owned subsidiary of Brookfield Asset Management.

Brookfield Renewable Energy Partners L.P.

BREP is a Bermuda exempted limited partnership that was established on June 27, 2011 under the provisions of the Exempted Partnerships Act 1992 of Bermuda and the Limited Partnership Act 1883 of Bermuda. Our registered and head office is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda, and the telephone number is 441-294-3309. BREP’s sole material asset is a 52% limited partnership interest in BRELP and its preferred limited partnership interest in BRELP. BREP anticipates that the only distributions we will receive in respect of our limited partnership interests in BRELP will consist of amounts to assist us in making distributions to our LP Unitholders in accordance with our distribution policy, to our Preferred Unitholders in accordance with the terms of our Preferred Units and to allow us to pay expenses as they become due. The declaration and payment of cash distributions by BREP is at the discretion of the Managing General Partner which is not required to make such distributions. In addition, BREP will not be permitted to make a distribution on our LP Units unless all accrued distributions have been paid in respect of the Class A Preferred Units and all other units of BREP ranking prior to or on a parity with the Class A Preferred Units. See Item 4.B “Business Overview — Our LP Unit Distribution Policy”.

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

The Managing General Partner

The Managing General Partner serves as BREP’s general partner and has sole authority for the management and control of BREP, which is exercised exclusively by its board of directors. BREP’s only interest in BRELP consists of limited partnership and preferred limited partnership interests in BRELP, which by law do not entitle the holders thereof to participate in partnership decisions. Pursuant to the Voting Agreement, however, BREP, through the Managing General Partner, has a number of voting rights, including the right to direct all eligible votes in the election of the directors of the BRELP General Partner. See Item 10.B “Memorandum and Articles of Association — Description of Our LP Units, Preferred Units and the Amended and Restated Limited Partnership Agreement of BREP” and Item 7.B “Related Party Transactions — Voting Agreement”.

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

See also the information contained in this Form 20-F under Item 3.D “Risk Factors — Risks Related to BREP” and Item 3.D “Risk Factors — Risks Related to our Relationship with Brookfield”, Item 6.A “Directors and Senior Management”, Item 7.B “Related Party Transactions” and Item 10.B “Memorandum and Articles of Association—Description of Our LP Units, Preferred Units and the Amended and Restated Limited Partnership Agreement of BREP”, Item 10.B “Memorandum and Articles

of Association—Description of the Amended and Restated Limited Partnership Agreement of BRELP”, and Item 7.A “Major Shareholders”.

BRP Equity

BRP Equity is an indirect wholly-owned subsidiary of BREP incorporated under the CBCA on February 10, 2010. Other than a receivable from an indirect wholly-owned subsidiary of BREP, BRP Equity has no significant assets or liabilities, no subsidiaries and no operations of its own. BRP Equity has C$136,241,875 Series 1 Shares outstanding, guaranteed by the Preference Share Guarantors. The Series 1 Shares are listed on the TSX under the symbol “BRF.PR.A”. BRP Equity has C$112,759,725 Series 2 Shares outstanding, guaranteed by the Preference Share Guarantors. The Series 2 Shares are listed on the TSX under the symbol “BRF.PR.B”.  BRP Equity has C$249,034,975 Series 3 Shares outstanding, guaranteed by the Guarantors. The Series 3 Shares are listed on the TSX under the symbol “BRF.PR.C”. BRP Equity has C$102,862,600 Series 5 Shares outstanding, guaranteed by the Preference Share Guarantors. The Series 5 Shares are listed on the TSX under the symbol “BRF.PR.E”. BRP Equity has C$175,000,000 Series 6 Shares, which are guaranteed by the Preference Share  Guarantors and are listed on the TSX under the symbol “BRF.PR.F”. See Item 10.B “Memorandum and Articles of Association — BRP Equity”.

Finco

Finco is an indirect, wholly-owned subsidiary of BREP incorporated under the ABCA on September 14, 2011. Other than approximately C$1.9 billion aggregate principal amount of publicly-issued Finco Bonds and notes receivable from an indirect wholly-owned subsidiary of BREP, Finco has no significant assets or liabilities, no subsidiaries and no operations of its own. The Finco Bonds are guaranteed by the Finco Bond Guarantors. See Item 10.B “Memorandum and Articles of Association”.

Inter-Corporate Relationships

The following table provides the name, the percentage of voting securities owned, or controlled or directed, directly or indirectly, by us, and the jurisdiction of incorporation, continuance, formation or organization of our significant subsidiaries as at December 31, 2015.

	Jurisdiction of	Percentage of
	Incorporation	Voting Securities
Name of Subsidiary	or Organization	Owned or Controlled
Alta Wind VIII LLC	Delaware	100.0% (1)
Barra do Braúna Energética S.A.	Brazil	100.0%
BIF II Lux Gen SARL	Luxembourg	100.0%
BIF II Safe Harbor Holdings LLC	Delaware	100.0% (1)
Black Bear Hydro Partners, LLC	Delaware	100.0% (1)
BRI Green Energy Limited	Republic of Ireland	100.0% (1)
Brookfield BRP Canada Corp.	Alberta	100.0%
Brookfield BRP Holdings (Canada) Inc.	Ontario	100.0%
Brookfield Energia Comercializadora Ltda	Brazil	100.0%
Brookfield Power US Holding America Co.	Delaware	100.0%
Brookfield Power Wind Prince LP	Ontario	100.0%
Brookfield Renewable Energy Marketing US LLC	Delaware	100.0%
Brookfield Renewable UK Limited	England & Wales	100.0%
Brookfield Smoky Mountain Hydropower LLC	Delaware	100.0% (1)
Brookfield White Pine Hydro LLC	Delaware	100.0% (1)
Catalyst Old River Hydroelectric Limited Partnership	Louisiana	75.0% (2)
Comber Wind Limited Partnership	Ontario	100.0%
Erie Boulevard Hydropower, L.P.	Delaware	100.0%
Garracummer Wind Farm Limited	Republic of Ireland	100.0% (1)
Geração Biomassa Vista Alegre I S.A.	Brazil - Paraná	100.0% (1)
Gosfield Windfarm Limited	Ontario	100.0%
Granite Reliable Power, LLC	Delaware	89.5% (1)
Great Lakes Hydro America, LLC	Delaware	100.0%
Great Lakes Power Limited	Ontario	100.0%
Hawks Nest Hydro LLC	Delaware	100.0%
Itiquira Energética S.A.	Brazil	100.0%
Knockacummer Wind Farm Limited	Republic of Ireland	100.0% (1)
Kwagis Power Limited Partnership	British Columbia	75.0%
Lièvre Power L.P.	Québec	100.0%
Malacha Hydro Limited Partnership	Maryland	100.0% (1)
Mississagi Power Trust	Québec	100.0%
Powell River Energy Inc.	Québec	100.0%
Rumford Falls Hydro LLC	Delaware	100.0%
Safe Harbor Water Power Corporation	Pennsylvania	100.0% (1)
Tangará Energia S.A.	Brazil - São Paulo	100.0% (1)
Windstar Energy, LLC	California	100.0%

(1)           Voting control held through voting agreements with Brookfield.

(2)           Non-voting economic interest held through preferred shares and secured notes.

4.D              PROPERTY, PLANT AND EQUIPMENT

BREP’s registered and head office is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda. BREP does not directly own any real property and its sole material asset is a 52% limited partnership interest in BRELP and preferred limited partnership interest in BRELP. See also the information contained in this Form 20-F under Item 3.D “Risk Factors—Risks Related to Our Operations and the Renewable Power Industry” and Item 5. “Operating and Financial Review and Prospects”.

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

PRESENTATION TO PUBLIC STAKEHOLDERS

Brookfield Renewable’s consolidated equity interests include LP Units held by public unitholders and Brookfield, Redeemable/Exchangeable limited partnership units in BRELP, a holding subsidiary of Brookfield Renewable, and a general partnership interest in BRELP held by Brookfield (“GP interest”). The LP Units and the Redeemable/Exchangeable partnership units have the same economic attributes in all respects, except that the Redeemable/Exchangeable partnership units provide Brookfield the right to request that their units be redeemed for cash consideration. In the event that Brookfield exercises this right, Brookfield Renewable has the right, at its sole discretion, to satisfy the redemption request with LP Units, rather than cash, on a one-for-one basis. Brookfield, as holder of Redeemable/Exchangeable partnership units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units. As Brookfield Renewable, at its sole discretion, has the right to settle the obligation with LP Units, the Redeemable/Exchangeable partnership units are classified under equity, and not as a liability.

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

Performance Measurement

Our operations are segmented by the type of power generation (Hydroelectric, Wind, and Other, which includes Biomass and Co-gen) with Hydroelectric and Wind further segmented by geography (North America, which is comprised of the United States and Canada segments, Latin America, and Europe), as that is how Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker, or “CODM”) review our results, manage operations and allocate resources. Accordingly, we report our results in accordance with these segments. Refer to Note 29 – Segmented information in our audited consolidated financial statements for further details.

In January 2016 Brookfield Renewable, with its institutional partners, acquired a 57.6% controlling interest in Isagen from the Colombian government.  Beginning on the date of the acquisition, information regarding Isagen will be provided to the CODM and accordingly the acquired business in Colombia will be defined as a segment in the first quarter of 2016.  For the year ended December 31, 2015, the “Latin America” Hydroelectric and Wind segments are comprised solely of information related to Brookfield Renewable’s power generating assets in Brazil.

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

It is important to highlight that Adjusted EBITDA, Funds From Operations, and Adjusted Funds From Operations do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies. We provide additional information below on how we determine Adjusted EBITDA, Funds From Operations, and Adjusted Funds From Operations, as well as reconciliations to net income (loss) and cash flows from operating activities. See “Financial Review by Segments for the Year Ended December 31, 2015” and “Financial Review by Segments for the Year Ended December 31, 2014”.

GENERATION AND FINANCIAL REVIEW FOR THE YEAR ENDED DECEMBER 31, 2015

The following table reflects the actual and long-term average generation for the year ended December 31:

					Variance of Results
							Actual vs.
	Actual Generation(1)		LTA Generation(1)		Actual vs. LTA		Prior Year
GENERATION (GWh)	2015	2014	2015	2014	2015	2014
Hydroelectric
North America
United States	10,128	10,293	11,367	10,785	(1,239)	(492)	(165)
Canada	4,810	5,570	5,173	5,132	(363)	438	(760)
	14,938	15,863	16,540	15,917	(1,602)	(54)	(925)
Latin America	3,691	3,371	4,024	3,614	(333)	(243)	320
	18,629	19,234	20,564	19,531	(1,935)	(297)	(605)
Wind
North America
United States	936	1,170	1,267	1,394	(331)	(224)	(234)
Canada	1,016	1,042	1,197	1,197	(181)	(155)	(26)
	1,952	2,212	2,464	2,591	(512)	(379)	(260)
Latin America	459	-	442	-	17	-	459
Europe(2)	1,551	891	1,493	826	58	65	660
	3,962	3,103	4,399	3,417	(437)	(314)	859
Other	741	211	580	348	161	(137)	530
Total(3)	23,332	22,548	25,543	23,296	(2,211)	(748)	784

(1)         For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date and is not annualized.

(2)         We completed the acquisition of the wind portfolio in Ireland on June 30, 2014. Pursuant to the terms of the purchase and sale agreement, Brookfield Renewable acquired an economic interest in the wind portfolio from January 1, 2014. Accordingly, 2014 numbers include generation for the period from January 1, 2014 to June 30, 2014.

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

Our risk of a generation shortfall in Latin America continues to be minimized by participation in the MRE administered by the government of Brazil. This program mitigates hydrology risk by assuring that all participants receive, at any particular point in time, an assured energy amount, irrespective of the actual volume of energy generated. The program reallocates energy, transferring surplus energy from those who generated an excess to those who generate less than their assured energy, up to the total generation within the pool. Periodically, low precipitation across the entire country’s system could result in a temporary reduction of generation available for sale. During these periods, we expect that a higher proportion of thermal generation would be needed to balance supply and demand in the country potentially leading to higher overall spot market prices. In anticipation of adverse hydrological conditions, we continue to maintain a lower level of contracted power in the portfolio, thereby preserving optionality and flexibility in the portfolio and allowing us to capture increased revenues in times of strong power prices.

Generation during the year ended December 31, 2015 totaled 23,332 GWh, below the long-term average of 25,543 GWh and an increase of 784 GWh compared to the prior year.

Our hydroelectric portfolio in North America and Latin America experienced lower generation resulting in a 1,683 GWh decrease compared to the prior year. While hydrological conditions were below the long-term average across North America, particularly in the first two quarters of 2015, inflows improved in the fourth quarter of 2015 and were used to replenish reservoirs which has positioned us well for 2016. Hydrology continued to improve in the fourth quarter of 2015 in Latin America. In this period we also reached an agreement with the Brazilian government to recover revenues equivalent to generation of 278 GWh as compensation for system-wide curtailments in 2015.

Our Irish wind portfolio generated 32 GWh ahead of last year due to improved wind conditions throughout this year. This performance was, however, offset by a 146 GWh decrease in generation across our North American wind portfolio due to weak conditions predominantly experienced during the first half of this year. Generation from the prior year includes 114 GWh related to the 102 MW wind facility in California sold in 2015.

Our recently acquired 433 MW hydroelectric, wind and biomass portfolio in Brazil and 123 MW wind portfolio in Portugal contributed 1,371 GWh and 267 GWh, respectively. Contributions from Irish wind assets commissioned during 2015 were 361 GWh. The incremental generation from a full year’s contribution from hydroelectric facilities acquired and commissioned in 2014 was 601 GWh, which brought the total contribution from the growth in the portfolio to 2,600 GWh.  This was below the long term average of 2,728 GWh.

The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations, and provides a reconciliation to net income for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2015	2014
Revenues	$1,628	$1,704
Other income(1)(2)(3)	81	10
Share of cash earnings from equity-accounted investments	20	26
Direct operating costs	(552)	(524)
Adjusted EBITDA(4)	1,177	1,216
Fixed earnings adjustment(5)	-	11
Interest expense – borrowings	(429)	(415)
Management service costs	(48)	(51)
Current income taxes	(18)	(18)
Less: cash portion of non-controlling interests
Participating non-controlling interests - in operating subsidiaries	(184)	(145)
Preferred equity	(30)	(38)
Less: distributions to preferred limited partners	(1)	-
Funds From Operations(4)	467	560
Less: adjusted sustaining capital expenditures(6)	(60)	(58)
Adjusted Funds From Operations(4)	407	502
Add: cash portion of non-controlling interests(1)	255	183
Add: distributions to preferred limited partners	1	-
Add: adjusted sustaining capital expenditures	60	58
Less: fixed earnings adjustment	-	(11)
Other items:
Depreciation	(616)	(548)
Unrealized financial instruments (loss) gain	(9)	10
Share of non-cash loss from equity-accounted investments	(10)	(23)
Deferred income tax recovery	78	29
Other	(63)	3
Net income	$103	$203

Net income attributable to limited partners' equity	$2	$58

Basic and diluted earnings per LP Unit(7)	$0.01	$0.42

(1)       In July 2015, Brookfield Renewable, along with its institutional partners, sold its interest in a 102 MW wind facility in California to a third party for gross cash consideration of $143 million, resulting in a gain of $53 million.  See Note 5 - Disposal of assets and Note 23 - Other income in our audited consolidated financial statements.  Brookfield Renewable’s share of the gain was $12 million, representing the 22% interest in the facility and is net of the cash portion of non-controlling interests.

(2)       In July 2015, concession agreements relating to two Brazilian hydroelectric facilities expired. Brookfield Renewable elected not to renew these concession agreements in exchange for compensation of $17 million.

(3)       In 2015, Brookfield Renewable realized gains of $31 million on the settlement of foreign currency contracts. See Note 23 - Other income in our audited consolidated financial statements.

(4)       Non-IFRS measures.  See “Cautionary Statement Regarding Use of Non-IFRS Measures” and “Financial Review by Segments for the Year Ended December 31, 2015”.

(5)       The fixed earnings adjustment relates to Brookfield Renewable’s investment in the acquisition of the wind portfolio in Ireland. Pursuant to the terms of the purchase and sale agreement, Brookfield Renewable acquired an economic interest in the wind portfolio from January 1, 2014.The transaction closed on June 30, 2014, and accordingly under IFRS, the $11 million net Funds From Operations contribution was recorded as part of the purchase price.

(6)       Based on long-term sustaining capital expenditure plans.

(7)       Average LP Units outstanding during the period totaled 143.3 million (2014: 138.8 million).

Revenues totaling $1,628 million represent a decrease of $76 million.

The North American hydroelectric portfolio’s decrease in generation combined with a relatively lower pricing environment, particularly in the first quarter of 2015, impacted revenues by $110 million. In

Brazil, strong power prices captured from un-contracted power in our hydroelectric portfolio and improved hydrology resulted in an increase in revenues of $7 million.

The North American wind portfolio’s decrease in generation was partially offset by improved wind conditions in Ireland and escalations in our power purchase agreements resulting in a net $4 million impact to revenues. As the 102 MW wind facility in California was sold at the beginning of the third quarter of 2015, the decrease in contributions to revenues from the prior year amounted to $13 million.

Our recently acquired portfolio in Brazil and wind portfolio in Portugal contributed $65 million and $28 million, respectively. Revenues from our Irish wind assets commissioned in 2015 totaled $57 million while the incremental revenues from a full year’s contribution of facilities acquired or commissioned in 2014 totaled $45 million. The total revenue from the growth in the portfolio was $195 million.

Canadian dollar and Euro exposure, representing 30% of our entire portfolio, continues to be proactively managed through foreign currency contracts. The Brazilian Real exposure, representing 20% of our entire portfolio, is not managed through foreign currency contracts due to high associated costs. However, our exposure to the Brazilian Real is mitigated by the annual inflation-linked escalations in our power purchase agreements. Therefore, while our exposure to exchange rate fluctuations continues to be managed and mitigated through the measures outlined above, the impact of changes in the exchange rates between the U.S. dollar and the Canadian dollar, Euro and Brazilian Real can impact our consolidated results. The appreciation of the U.S. dollar resulted in a $142 million reduction in revenues.  This also affected operating and borrowing costs and, with the effect of the ongoing foreign currency hedging program, reduced the net impact on Funds From Operations to $24 million.

The average total revenue per MWh of $70 decreased $7 per MWh, primarily reflecting the appreciation of the U.S. dollar impacting our revenues denominated in Canadian dollars, Euros and the Brazilian Real.

Direct operating costs totaling $552 million represent an increase of $28 million, primarily reflecting the growth in our portfolio.

Interest expense totaling $429 million represents an increase of $14 million. The borrowing costs attributable to the growth in our portfolio and the issuance of C$400 million of medium-term corporate notes were partly offset by the savings attributable to repayments on certain subsidiary borrowings.

Management service costs totaling $48 million represent a decrease of $3 million, which was primarily attributable to the appreciation of the U.S. dollar.

The cash portion of non-controlling interests totaling $214 million represent an increase of $31 million. The increase related to the growth in our portfolio was partially offset by the decrease in performance from certain assets in our portfolio.

Funds From Operations totaling $467 million represent a decrease of $93 million, reflecting the variances described above. The growth in our portfolio contributed $24 million to Funds From Operations.

Net income was $103 million for the year ended December 31, 2015 (2014: Net income of $203 million) resulting in a net income per LP Unit of $0.01 (2014: $0.42).

SEGMENTED DISCLOSURES

Segmented information is prepared on the same basis that Brookfield Renewable’s CODM manages the business, evaluates financial results, and makes key operating decisions.  See Note 29 - Segmented information in our consolidated financial statements.

HYDROELECTRIC

The following table reflects the results of our hydroelectric operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2015
	North America			Latin
	United States	Canada	Total	America	Total
Generation (GWh) – LTA(1)(2)	11,367	5,173	16,540	4,024	20,564
Generation (GWh) – actual(1)(2)	10,128	4,810	14,938	3,691	18,629
Revenues	$698	$305	$1,003	$225	$1,228
Adjusted EBITDA(3)	453	255	708	188	896
Funds From Operations(3)	$200	$190	$390	$136	$526
(MILLIONS, EXCEPT AS NOTED)	2014
	North America			Latin
	United States	Canada	Total	America	Total
Generation (GWh) – LTA(1)(2)	10,785	5,132	15,917	3,614	19,531
Generation (GWh) – actual(1)(2)	10,293	5,570	15,863	3,371	19,234
Revenues	$719	$394	$1,113	$265	$1,378
Adjusted EBITDA(3)	493	315	808	198	1,006
Funds From Operations(3)	$256	$243	$499	$149	$648

(1)            Includes 100% of generation from equity-accounted investments.

(2)           For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date and is not annualized.

(3)            Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”, and “Financial Review By Segments For the Year Ended December 31, 2015”.

North America

Generation from the portfolio was 14,938 GWh, below the long-term average of 16,540 GWh and lower than prior year generation of 15,863 GWh. While we experienced lower generation in North America relative to the long-term average and prior year, inflows in the fourth quarter of 2015 returned to the long-term average. As at December 31, 2015, reservoir levels were in line with the long-term average, positioning us well for 2016.

Revenues totaling $1,003 million represent a decrease of $110 million. Funds From Operations totaling  $390  million represent a decrease of $109 million.

United States

Generation from the portfolio was 10,128 GWh, below the long-term average of 11,367 GWh and lower than prior year generation of 10,293 GWh. Our portfolio, most notably at our facilities in New York, Louisiana and New England, experienced lower generation resulting in a 716 GWh decrease compared to the prior year. The incremental generation from a full year’s contribution from facilities acquired in 2014 was 551 GWh.

Revenues totaling $698 million represent a decrease of $21 million. The lower generation contributed to a $44 million reduction in revenues. While market prices have returned to near cyclical lows experienced in 2012, we are seeing price recovery in the forward curve supported through strengthening capacity prices. Therefore, our merchant facilities continue to perform above our expectations. Merchant pricing did not reach the peaks we experienced in the prior year, particularly in the first quarter of 2014, and the net impact was a $15 million reduction in revenues. A full year’s contribution from facilities acquired in 2014 resulted in incremental revenues of $38 million.

Funds From Operations totaling $200 million represent a decrease of $56 million, primarily attributable to the decrease in revenues from wholly-owned facilities, a lower relative pricing environment, and lower cash earnings from our equity-accounted pumped-storage facility in Massachusetts due to lower realized pricing.

Canada

Generation from the portfolio was 4,810 GWh, below the long-term average of 5,173 GWh and lower than prior year generation of 5,570 GWh. Generation was below the long-term average and the prior year when our facilities in Ontario had benefited from higher than normal inflows. The incremental generation from a full year’s contribution from our facility in British Columbia commissioned in 2014 was 50 GWh.

Revenues totaling $305 million represent a decrease of $89 million. The net impact on revenues from lower generation, partially offset by the annual escalations in our power purchase agreements, was $51 million. The appreciation of the U.S. dollar impacted revenues by $45 million, but operating and borrowing costs were also affected and the net impact was largely offset by the ongoing foreign currency hedging program. The commissioned facility in British Columbia contributed $7 million.

Funds From Operations totaling $190 million represent a decrease of $53 million, primarily due to the lower generation.

Latin America

Generation from the portfolio was 3,691 GWh, below the long-term average of 4,024 GWh and higher than prior year generation of 3,371 GWh. Hydrology continued to improve in the fourth quarter of 2015. In this period we reached an agreement with the Brazilian government to recover revenues equivalent to generation of 278 GWh as compensation for system-wide curtailments in 2015. Our recently acquired 163 MW facilities in Brazil contributed 477 GWh which was below the long-term average of 498 GWh.

Revenues totaling $225 million represent a decrease of $40 million. The relatively stronger power prices we were able to capture by maintaining a lower level of contracted power in the portfolio, the aforementioned recovery relating to curtailment, and the amounts received for the settlement of matters related to the delayed completion of a hydroelectric facility in Brazil were partially offset by the lower generation, resulting in a net increase in revenues of $7 million. The appreciation of the U.S. dollar impacted revenues by $72 million, but also affected operating and borrowing costs, resulting in a net decrease in Funds From Operations of $39 million.

The facilities acquired during the year contributed $25 million of revenues.

Funds From Operations totaling $136 million represent a decrease of $13 million. Our election to not renew expired concession agreements for two Brazilian facilities resulted in compensation of $17 million, and the contribution from the growth in the portfolio was $4 million.

WIND

The following table reflects the results of our wind operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2015
	North America			Latin
	United States	Canada	Total	America	Europe	Total
Generation (GWh) – LTA(1)(2)	1,267	1,197	2,464	442	1,493	4,399
Generation (GWh) – actual(1)(2)	936	1,016	1,952	459	1,551	3,962
Revenues	$101	$105	$206	$22	$138	$366
Adjusted EBITDA(3)	76	86	162	21	103	286
Funds From Operations(3)	$20	$56	$76	$5	$32	$113
(MILLIONS, EXCEPT AS NOTED)	2014
	North America			Latin
	United States	Canada	Total	America		Europe	Total
Generation (GWh) – LTA(1)(2)	1,394	1,197	2,591		N/A	826	3,417
Generation (GWh) – actual(1)(2)	1,170	1,042	2,212		N/A	891	3,103
Revenues	$129	$123	$252	$	N/A	$45	$297
Adjusted EBITDA(3)	86	105	191		N/A	29	220
Funds From Operations(3)	$13	$67	$80	$	N/A	$18	$98

(1)            Includes 100% of generation from equity-accounted investments.

(2)           For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date and is not annualized.

(3)            Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”, and “Financial Review By Segments For the Year Ended December 31, 2015”.

North America

Generation from the portfolio was 1,952 GWh, below the long-term average of 2,464 GWh and lower than prior year generation of 2,212 GWh.

Revenues totaling $206 million represent a decrease of $46 million. Funds From Operations totaling $76 million represent a decrease of $4 million.

United States

Generation from the portfolio of 936 GWh was below the long-term average of 1,267 GWh and lower than prior year generation of 1,056 GWh, primarily attributable to weak wind conditions in California during the first half of the year. As the 102 MW wind facility in California was sold at the beginning of the third quarter of 2015, the decrease in contributions amounted to 114 GWh in generation, $13 million in revenues, and $1 million in Funds From Operations.

Revenues totaling $101 million represent a decrease of $28 million primarily attributable to the decrease in generation and sale of the California wind facility.

Funds From Operations totaling $20 million represent an increase of $7 million. Our share of the gain on the sale of the wind facility was $12 million. Also impacting Funds From Operations were savings attributable to normal course repayments on certain subsidiary borrowings, operating cost containment initiatives, and the lower cash portion of non-controlling interests attributable to a decrease in performance at our California facilities.

Canada

Generation from the portfolio of 1,016 GWh was below the long-term average of 1,197 GWh and lower than prior year generation of 1,042 GWh, primarily attributable to weak wind conditions in the first three quarters of this year.

Revenues totaling $105 million represent a decrease of $18 million. Lower generation was partially offset by annual escalations in our power purchase agreements. The appreciation of the U.S. dollar impacted revenues by $15 million but also affected operating and borrowing costs and the net result was a decrease in Funds From Operations of $7 million. Funds From Operations totaling $56 million represent a decrease of $11 million primarily attributable to the factors noted above.

Latin America

Our recently acquired 150 MW facilities in Brazil contributed 459  GWh which was above the long-term average 442  GWh.

Revenues and Funds From Operations totaled $22  million and $5 million, respectively.

Europe

Generation from the portfolio of 1,551 GWh was above the long-term average of 1,493 GWh and higher than prior year generation of 891 GWh.

Our portfolio generated 32 GWh ahead of last year due to improved wind conditions throughout this year, and representing a return to normal wind conditions.

Our recently acquired 123 MW wind portfolio in Portugal contributed 267 GWh. Contributions from Irish wind assets commissioned during 2015 were 361 GWh which brought the total contribution from the growth in the portfolio to 628 GWh. This was in line with long term average.

Revenues and Funds From Operations totaled $138 million and $32 million, respectively. The Irish and Portuguese portfolios contributed Funds From Operations of $26 million and $6 million, respectively.

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

(1)         For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date and is not annualized.

(2)         We completed the acquisition of the wind portfolio in Ireland on June 30, 2014. Pursuant to the terms of the purchase and sale agreement, Brookfield Renewable acquired an economic interest in the wind portfolio from January 1, 2014. Accordingly, 2014 numbers include generation for the period from January 1, 2014 to June 30, 2014.

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

The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations, and provides a reconciliation to net income for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2014	2013
Revenues	$1,704	$1,706
Other income	10	11
Share of cash earnings from equity-accounted investments	26	21
Direct operating costs	(524)	(530)
Adjusted EBITDA(1)	1,216	1,208
Fixed earnings adjustment(2)	11	-
Interest expense – borrowings	(415)	(410)
Management service costs	(51)	(41)
Current income taxes	(18)	(19)
Less: cash portion of non-controlling interests
Participating non-controlling interests - in operating subsidiaries	(145)	(107)
Preferred equity	(38)	(37)
Funds From Operations(1)	560	594
Less: adjusted sustaining capital expenditures(3)	(58)	(56)
Adjusted Funds From Operations(1)	502	538
Add: cash portion of non-controlling interests	183	144
Add: adjusted sustaining capital expenditures	58	56
Less: fixed earnings adjustment	(11)	-
Other items:
Depreciation	(548)	(535)
Unrealized financial instruments gain	10	37
Share of non-cash loss from equity-accounted investments	(23)	(12)
Deferred income tax recovery	29	18
Other	3	(31)
Net income	$203	$215

Net income attributable to limited partners' equity	$58	$69

Basic and diluted earnings per LP Unit(4)	$0.42	$0.52

(1)       Non-IFRS measures.  See “Cautionary Statement Regarding Use of Non-IFRS Measures” and “Financial Review by Segments for the Year Ended December 31, 2014”.

(2)       The fixed earnings adjustment relates to Brookfield Renewable’s investment in the acquisition of the wind portfolio in Ireland. Pursuant to the terms of the purchase and sale agreement, Brookfield Renewable acquired an economic interest in the wind portfolio from January 1, 2014.The transaction closed on June 30, 2014, and accordingly under IFRS, the $11 million net Funds From Operations contribution was recorded as part of the purchase price.

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

Net income was $203 million for the year ended December 31, 2014 (2013: Net income of $215 million) resulting in a basic and diluted earnings per LP Unit of $0.42 (2013: $0.52).

SEGMENTED DISCLOSURES

HYDROELECTRIC

The following table reflects the results of our hydroelectric operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2014
	North America			Latin
	United States	Canada	Total	America	Total
Generation (GWh) – LTA(1)(2)	10,785	5,132	15,917	3,614	19,531
Generation (GWh) – actual(1)(2)	10,293	5,570	15,863	3,371	19,234
Revenues	$719	$394	$1,113	$265	$1,378
Adjusted EBITDA(3)	493	315	808	198	1,006
Funds From Operations(3)	$256	$243	$499	$149	$648
(MILLIONS, EXCEPT AS NOTED)	2013
	North America			Latin
	United States	Canada	Total	America	Total
Generation (GWh) – LTA(1)(2)	9,681	5,062	14,743	3,656	18,399
Generation (GWh) – actual(1)(2)	10,082	5,494	15,576	3,656	19,232
Revenues	$677	$399	$1,076	$301	$1,377
Adjusted EBITDA(3)	473	319	792	221	1,013
Funds From Operations(3)	$253	$255	$508	$169	$677

(1)            Includes 100% of generation from equity-accounted investments.

(2)           For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date and is not annualized.

(3)            Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”, and “Financial Review By Segments For the Year Ended December 31, 2014”.

United States

Generation from the portfolio was 10,293 GWh for the year ended December 31, 2014, below the long-term average of 10,785 GWh and above prior year generation of 10,082 GWh. Generation from existing facilities decreased 704 GWh. Inflows returned to more normal levels at our facilities in Tennessee, North Carolina and the eastern United States as compared to the prior year, which had benefited from strong hydrological conditions and above long-term average generation. However, the impact on results from this variance was reduced by the non-controlling interest in the Tennessee and North Carolina facilities. Partly offsetting these decreases were the strong inflows at our New England facilities. During the year we benefited from the merchant profile on our recently acquired facilities in New England and Pennsylvania, and captured strong energy pricing. The recent growth in our portfolio and a full year’s contribution from facilities acquired in 2013 resulted in incremental generation of 915 GWh.

Revenues totaling $719 million represent a year-over-year increase of $42 million. Revenues were reduced by $54 million due to the decrease in generation from existing facilities, and a contractual decrease in the price at our Louisiana facility. Favorable market prices at the uncontracted facilities in our portfolio and the price escalators inherent in the PPAs  for certain of our facilities contributed $8 million. The recent growth in our portfolio and a full year’s contribution from facilities acquired in 2013 resulted in incremental revenues of $88 million.

Funds From Operations totaling $256 million incorporates growth of $6 million. The increase in revenues from existing facilities and improved performance from our equity-accounted investments was partly offset by the cash portion of non-controlling interests.

Canada

Generation from the portfolio was 5,570 GWh for the year ended December 31, 2014, above the long-term average of 5,132 GWh and slightly above the prior year generation of 5,494 GWh. We experienced strong hydrological conditions, particularly at our facilities in Ontario. The facility in British Columbia commissioned during the second quarter provided incremental generation of 68 GWh.

Revenues totaling $394 million represent a year-over-year decrease of $5 million. Stronger performance from existing facilities with higher relative contract prices contributed an additional $9 million, and the recently commissioned facility in British Columbia and a full year’s contribution from facilities acquired in 2013 resulted in incremental revenues of $12 million.

Funds From Operations totaling $243 million represent a year-over-year decrease of $12 million. The decrease in revenues and higher borrowing costs associated with up-financing initiatives were partly offset by the cost efficiencies at our operations. The appreciation of the U.S. dollar impacted revenues by $26 million, but also affected costs and other expenses resulting in a net decrease in Funds From Operations of $17 million.

Brazil

Generation from the portfolio was 3,371 GWh for the year ended December 31, 2014 below prior year generation of 3,656 GWh and the long-term average of 3,614 GWh. The decrease is primarily attributable to the drought-like conditions experienced in the year; however, the impact was mitigated by our participation in the hydrological balancing pool. The optionality maintained in the portfolio allowed us to benefit from the strong power pricing environment and help offset the effects of the lower generation. During the year we secured 3 – 5 year contracts for 567 GWh at prices ranging from R$190 – R$270 per MWh, significantly above existing contracts expiring in the near term. A full year’s contribution from a facility commissioned in 2013 provided an incremental 59 GWh of generation.

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

WIND

The following table reflects the results of our wind operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2014
	North America			Latin
	United States	Canada	Total	America		Europe	Total
Generation (GWh) – LTA(1)(2)	1,394	1,197	2,591		N/A	826	3,417
Generation (GWh) – actual(1)(2)	1,170	1,042	2,212		N/A	891	3,103
Revenues	$129	$123	$252	$	N/A	$45	$297
Adjusted EBITDA(3)	86	105	191		N/A	29	220
Funds From Operations(3)	$13	$67	$80	$	N/A	$18	$98
(MILLIONS, EXCEPT AS NOTED)	2013
	North America			Latin
	United States	Canada	Total	America		Europe		Total
Generation (GWh) – LTA(1)(2)	1,341	1,197	2,538		N/A		N/A	2,538
Generation (GWh) – actual(1)(2)	1,145	1,075	2,220		N/A		N/A	2,220
Revenues	$125	$133	$258	$	N/A	$	N/A	$258
Adjusted EBITDA(3)	82	111	193		N/A		N/A	193
Funds From Operations(3)	$18	$67	$85	$	N/A	$	N/A	$85

(1)            Includes 100% of generation from equity-accounted investments.

(2)           For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date and is not annualized.

(3)            Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”, and “Financial Review By Segments For the Year Ended December 31, 2014”.

United States

Generation from the portfolio was 1,170 GWh for the year ended December 31, 2014, below the long-term average of 1,394 GWh due to lower wind conditions across the portfolio, and consistent with prior year generation of 1,145 GWh. A full year’s contribution from the facilities acquired in 2013 resulted in incremental generation of 27 GWh.

Revenues totaling $129 million represent a year-over-year increase of $4 million primarily attributable to the full year’s contribution from the facilities acquired in 2013.

Funds From Operations totaling $13 million represent a year-over-year decrease of $5 million, primarily attributable to the increase in non-controlling interests.

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

Funds From Operations totaling $67 million was consistent year-over-year. The decrease in revenues was offset by cost efficiencies at our operations.

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

Property, plant and equipment, at fair value totaled $18.4 billion as at December 31, 2015 as compared to $18.6 billion as at December 31, 2014. During the year ended December 31, 2015, the acquisition of 163 MW of hydroelectric facilities, 273 MW of wind facilities, 175 MW of biomass facilities, and a wind development pipeline of approximately 1,200 MW totaled $1,160 million. The development and construction of power generating assets totaled $289 million. The 102 MW wind facility in California sold during the year had been recorded at a carrying amount of $230 million. The revaluation of property, plant and equipment resulted in an increase in fair value of $1,164 million. Property, plant and equipment were impacted by foreign currency changes related to the appreciation of the U.S. dollar in the amount of $1,975 million. We also recognized depreciation expense of $616 million which is significantly higher than what we are required to reinvest in the business as sustaining capital expenditures.

Fair value of property, plant and equipment can vary with discount and terminal capitalization rates. Excluding power generating assets acquired during the year ended December 31, 2015, the following table summarizes the impact of a change in discount rates, electricity prices and terminal capitalization rates on the fair value of property, plant and equipment as at December 31:

(BILLIONS)	2015	2014
50 bps increase in discount rates	$(1.3)	$(1.3)
50 bps decrease in discount rates	1.6	1.5

5% increase in future electricity prices	0.6	0.5
5% decrease in future electricity prices	(0.6)	(0.5)

50 bps increase in terminal capitalization rate(1)	(0.4)	(0.3)
50 bps decrease in terminal capitalization rate(1)	0.4	0.4

(1)            The terminal capitalization rate applies only to hydroelectric assets in North America.

Terminal values are included in the valuation of hydroelectric assets in North America. For the hydroelectric assets in Latin America, cash flows have been included based on the duration of the authorization or useful life of a concession asset without consideration of potential renewal value. The weighted-average remaining duration of the authorization or useful life of a concession asset at December 31, 2015, was 18 years (2014: 15 years). Consequently, there is no terminal value attributed to the hydroelectric assets in Latin America. If an additional 20 years of cash flows were included in Latin America, the fair value of property, plant and equipment would increase by approximately $1 billion. See Note 12 - Property, plant and equipment, at fair value in our audited consolidated financial statements.

Brookfield Renewable’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth. Based on current supply and demand fundamentals, Brookfield Renewable has revised the year of new entry to 2023 from 2020. A further one year change would increase or decrease the fair value of property, plant and equipment by approximately $60 million.

liquidity and capital Resources

Capitalization

A key element of our financing strategy is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment grade basis. The debt to total capitalization ratio improved from December 31, 2014 due primarily to the impact of the appreciation of the U.S. dollar on foreign denominated net assets.

The following table summarizes the total capitalization and debt to total capitalization using book values as at December 31:

(MILLIONS, EXCEPT AS NOTED)	2015	2014
Credit facilities(1)	$368	$401
Corporate borrowings(1)	1,368	1,286
Subsidiary borrowings(2)	5,602	5,991
Long-term indebtedness	7,338	7,678
Deferred income tax liabilities, net of deferred income tax assets	2,538	2,495
Equity	8,763	8,881
Total capitalization	$18,639	$19,054
Debt to total capitalization	39%	40%

(1)            Issued by a subsidiary of Brookfield Renewable and guaranteed by Brookfield Renewable. The amounts are unsecured.

(2)            Issued by subsidiaries of Brookfield Renewable and secured against their respective assets. The amounts are not guaranteed.

During the year ended December 31, 2015 we completed the following financings:

Credit facilities

In May 2015, we extended the maturity of our corporate credit facilities by one year to June 2020 and also expanded the available amount to $1,310 million from $1,280 million.

In November and December 2015, we further expanded the available amount to $1,560 million.

Corporate borrowings

In March 2015, we issued C$400 million ($317 million) of medium-term corporate notes, maturing in June 2025 at a fixed rate of 3.75%. Transaction costs of $1 million were incurred. Proceeds of the offering were used to repay existing indebtedness and for general corporate purposes.

Subsidiary borrowings

In February 2015, we secured an 18-month extension on $75 million of debt associated with a portfolio of hydroelectric and wind facilities in the United States held through the Brookfield Americas Infrastructure Fund. The debt bears interest at LIBOR plus 2.75%, and matures in August 2016.

In February 2015, as part of the acquisition of a 123 MW wind portfolio in Portugal, we assumed loans with principal balances totaling €99 million ($109 million). The loans bear interest at an initial weighted-average fixed rate of 6.28%, including the related interest rate swaps, and have a weighted-average remaining term of 9.5 years.

In March 2015, as part of the acquisition of a 313 MW operating renewable power generation portfolio in Brazil comprising of 43 MW of hydroelectric, 150 MW of wind, and 120 MW of biomass generating capacity and a 55 MW biomass development project, we assumed R$631 million ($197 million) of debt with a combination of variable and fixed interest rates, and a weighted-average remaining term of 12.7 years.

In May 2015, as part of the acquisition of a 120 MW hydroelectric facility in Brazil, we assumed R$254 million ($83 million) of debt with variable interest rates of the Brazilian Interbank Deposit Certificate rate plus 0.5% and 2.0%, and a weighted-average remaining term of 7.6 years.

Effective June 30, 2015, the margin on C$194 million ($155 million) of debt associated with a 189 MW wind facility in Ontario was reduced from 2.25% to 1.625%.

The final drawdown of €20 million ($22 million) was made in July 2015 on the construction and term loan associated with 137 MW of wind projects in Ireland, bringing the total draw to €188 million ($227 million) at a weighted average rate of 2.74% and maturing in December 2027.

Effective July 31, 2015, the margin on C$119 million ($95 million) of debt associated with a 51 MW wind facility in Ontario was reduced from 2.25% to 1.625%, and the debt was up-financed by C$7 million ($5 million).

In September 2015, we secured financing in the amount of R$187 million ($47 million) with respect to 90 MW of biomass capacity in Brazil, of which we drew R$139 million ($35 million). The loan bears interest at a floating interest rate of the TJLP’s rate plus 1.4%, and matures in October 2035.

Equity-accounted investments

In February 2015, our equity-accounted investee with a 45 MW hydroelectric facility in British Columbia refinanced indebtedness by issuing C$90 million ($76 million) of bonds with an interest rate of 2.95%, maturing in May 2023. We own a 50%, equity-accounted interest in this facility.

In October 2015, our equity-accounted investee with a 600 MW pumped storage and 10 MW hydroelectric facilities in New England  completed a $400 million bond financing. The bond matures in 2025, and bears interest at a fixed interest rate of 4.89% on $375 million and a floating interest rate of LIBOR plus a margin of 270 basis points on the remaining $25 million. Simultaneously, the equity-accounted investee also completed a $26 million letter of credit and working capital facility with a three-year term and a floating interest rate of LIBOR plus a margin of 170 basis points. We own a 50%, equity-accounted interest in this facility.

Available liquidity

We operate with sufficient liquidity to enable us to fund growth initiatives, capital expenditures, distributions, withstand sudden adverse changes in economic circumstances or short-term fluctuations in generation, and to finance the business on an investment grade basis. Principal sources of liquidity are cash flows from operations and proceeds from the issuance of securities through public markets and private capital.

The following table summarizes the available liquidity as at December 31:

(MILLIONS)	2015	2014
Cash and cash equivalents	$63	$150
Credit facilities
Authorized credit facilities	1,760	1,480
Draws on credit facilities(1)	(368)	(401)
Issued letters of credit	(218)	(227)
Available portion of credit facilities	1,174	852
Available liquidity	$1,237	$1,002

(1)            Amounts are unsecured and revolving. Interest rate is at the LIBOR plus 1.20% (December 31, 2014: 1.20%).

Long-term debt and credit facilities

The following table summarizes our undiscounted principal repayments and interest payable as at December 31, 2015:

(MILLIONS)	2016	2017	2018	2019	2020	Thereafter	Total
Principal repayments
Subsidiary borrowings(1)
North America
United States	$355	$778	$770	$59	$23	$1,218	$3,203
Canada	117	45	48	46	174	1,041	1,471
	472	823	818	105	197	2,259	4,674
Latin America	28	28	38	39	36	178	347
Europe	53	48	51	55	61	363	631
	553	899	907	199	294	2,800	5,652
Corporate borrowings and
credit facilities(1)	217	-	145	-	692	687	1,741
Equity-accounted investments	-	1	6	5	6	415	433
	$770	$900	$1,058	$204	$992	$3,902	$7,826
Interest payable(2)
Subsidiary borrowings
United States	166	158	115	89	84	503	1,115
Canada	81	75	73	70	68	392	759
Brazil	30	27	24	21	17	59	178
Europe	24	22	20	18	16	45	145
	301	282	232	198	185	999	2,197
Corporate borrowings and
credit facilities	74	60	60	53	51	171	469
Equity-accounted investments	15	20	25	20	20	89	189
	390	362	317	271	256	1,259	2,855
	$1,160	$1,262	$1,375	$475	$1,248	$5,161	$10,681

(1)            Subsidiary borrowings and corporate borrowings and credit facilities include $4 million and $59 million of unamortized premiums and deferred financing fees, respectively.

(2)            Represents aggregate interest payable expected to be paid over the entire term of the obligations, if held to maturity. Variable rate interest payments have been calculated based on estimated interest rates.

Subsidiary and corporate borrowings maturing in 2016 are expected to be refinanced at or in advance of maturity.  Maturities of borrowings in 2016 include a tranche of our medium-term corporate notes, subsidiary borrowings on our portfolio of hydroelectric facilities in Tennessee and North Carolina and British Columbia, and debt associated with a portfolio of hydroelectric and wind facilities in the United States held through the Brookfield Americas Infrastructure Fund.

We remain focused on refinancing near term facilities on acceptable terms and maintaining a manageable maturity ladder. We do not anticipate material issues in addressing our borrowings through 2020 on acceptable terms and will do so opportunistically based on the prevailing interest rate environment.

The overall maturity profile and average interest rates associated with our borrowings and credit facilities as at December 31 are as follows:

	Average term (years)		Average interest rate (%)
	Dec 31	Dec 31	Dec 31	Dec 31
	2015	2014	2015	2014
Corporate borrowings	6.5	6.7	5.0	5.3
Subsidiary borrowings	9.3	10.4	5.5	5.3
Credit facilities	4.5	4.5	1.4	1.4

During the year ended December 31, 2015, we issued C$400 million ($317 million) of medium-term corporate notes maturing in June 2025, reducing our overall costs on corporate borrowings from 5.3% to 5.0% and also increasing the average term.

CONTRACT PROFILE

We have a largely predictable profile driven by both long-term PPAs with a weighted-average remaining duration of 17 years combined with a well-diversified portfolio that reduces variability in our generation volumes. We operate the business on a largely contracted basis to ensure a high degree of predictability in Funds From Operations. We do however maintain a long-term view that electricity prices and the demand for electricity from renewable sources will rise due to a growing level of acceptance around climate change and the legislated requirements in some areas to diversify away from fossil fuel based generation.

The following table sets out contracts over the next five years for generation output assuming long-term average:

FOR THE YEAR ENDED DECEMBER 31	2016	2017	2018	2019	2020
Generation (GWh)
Contracted(1)
Hydroelectric
North America
United States(2)	9,487	9,283	7,000	7,000	7,000
Canada	4,681	4,634	4,634	4,624	3,043
	14,168	13,917	11,634	11,624	10,043
Latin America	3,606	3,271	2,973	2,961	2,712
	17,774	17,188	14,607	14,585	12,755
Wind
North America
United States	1,010	1,010	1,010	1,010	1,010
Canada	1,197	1,197	1,197	1,197	1,197
	2,207	2,207	2,207	2,207	2,207
Latin America	560	560	560	560	560
Europe	1,433	1,433	1,433	1,433	1,295
	4,200	4,200	4,200	4,200	4,062
Other	481	486	534	534	534
	22,455	21,874	19,341	19,319	17,351
Uncontracted	3,358	3,987	6,520	6,542	8,809
Total long-term average	25,813	25,861	25,861	25,861	26,160
Long-term average on a proportionate basis(3)	19,360	19,384	19,387	19,385	19,582

Contracted generation - as at December 31, 2015
% of total generation	87%	85%	75%	75%	66%
% of total generation on a proportionate basis(3)	90%	88%	82%	82%	71%

Price per MWh - total generation	$71	$69	$74	$75	$78
Price per MWh - total generation on a
proportionate basis	71	70	73	74	77

(1)            Assets under construction are included when long-term average and pricing details are available and the commercial operation date is established in a definitive construction contract.

(2)            Includes generation of 2,487 GWh for 2016 and 2,283 GWh for 2017 secured under financial contracts.

(3)            Long-term average on a proportionate basis includes wholly-owned assets, and our share of partially-owned assets and equity-accounted investments.

The following changes were made to the contract profile for the year ended December 31, 2015:

•         Included power purchase agreements associated with the acquisition of the 488 MW multi-technology renewable energy portfolio in Brazil and the 123 MW wind portfolio in Portugal

•         Included power purchase agreements associated with our commissioned 12 MW wind facility in Ireland

•         Included long-term contracts for two hydroelectric development projects in Brazil, representing 53 MW of generating capacity

•         Eliminated the contract for the 102 MW wind facility in California which was sold at the beginning of the third quarter of 2015

We remain focused on re-contracting our generation on acceptable terms, once their terms expire, and will do so opportunistically at prices aligned with or above our long term view.

The majority of the long-term PPAs are with investment-grade rated or creditworthy counterparties. The composition of our contracted generation under PPAs is comprised of Brookfield (42%), public power authorities (24%), industrial users (23%) and distribution companies (11%).

SUMMARY CONSOLIDATED BALANCE SHEETS

The following table provides a summary of the key line items on the consolidated balance sheets as at December 31:

(MILLIONS)	2015	2014
Property, plant and equipment, at fair value	$18,358	$18,566
Equity-accounted investments	197	273
Total assets	19,507	19,849
Long-term debt and credit facilities	7,338	7,678
Deferred income tax liabilities	2,695	2,637
Total liabilities	10,744	10,968
Participating non-controlling interests - in operating subsidiaries	2,587	2,062
General partnership interest in a holding subsidiary held by Brookfield	52	59
Participating non-controlling interests - in a holding subsidiary -
Redeemable/Exchangeable units held by Brookfield	2,559	2,865
Preferred equity	610	728
Preferred limited partners' equity	128	-
Limited partners' equity	2,827	3,167
Total liabilities and equity	19,507	19,849

Contractual obligations

Development and construction

The remaining development project costs on three Brazilian hydroelectric projects totaling 72 MW, a 55 MW biomass facility in Brazil, and a 14 MW wind project in Northern Ireland are expected to be $193 million. The biomass facility and the wind project are expected to be fully operational in 2016. Two hydroelectric projects with a combined capacity of 53 MW are expected to be fully operational in 2017, and the 19 MW hydroelectric project is expected to be fully operational in 2018. In the fourth quarter of 2015, we entered into a construction agreement in regards to a 15 MW wind development project in Northern Ireland. Costs associated with the project are expected to be $30 million. Construction is expected to commence in the first quarter of 2016.

Commitments and contingencies

In July 2015, we entered into an agreement to acquire two hydroelectric facilities in Brazil with an aggregate capacity of 51 MW and expected to generate 293 GWh. We completed the acquisition in January 2016 - refer to “Subsequent Events” - and will retain a 100% interest in these facilities.

In October 2015, we entered into an agreement to acquire two hydroelectric facilities in Pennsylvania with an aggregate capacity of 292 MW. The facilities are expected to generate 1,109 GWh annually. We are pursuing this transaction with our institutional partners, and expect to retain an approximate 40% controlling interest in the facilities. The transaction is expected to close in the first quarter of 2016, subject to typical closing conditions.

In January 2016 we and our institutional partners acquired an approximate 57.6% controlling interest in Isagen from the Colombian government; refer to “Subsequent Events”. Our initial economic interest in Isagen is 9% after accounting for the non-controlling interests of its institutional partners. Following the closing of the acquisition our consortium is required to conduct two tender offers with respect to the remaining Isagen shares. If our consortium is successful in acquiring the remaining outstanding Isagen shares, Brookfield Renewable’s interest in Isagen would then increase to approximately 23%.

As at December 31, 2015, we had commitments for future minimum lease payments under non-cancellable leases which fall due as follows:

(MILLIONS)
2016	$24
2017	22
2018	20
2019	20
2020	18
Thereafter	191
Total	$295

Brookfield Renewable, on behalf of its subsidiaries, and subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. See “Liquidity and Capital Resources” for further details.

Brookfield Renewable, along with institutional investors, has provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund and the Brookfield Infrastructure Fund II. As at December 31, 2015, the letters of credit issued were $71 million (2014: $125 million).

Brookfield Renewable’s equity-accounted entities have similarly provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. As at December 31, 2015, letters of credit issued by Brookfield Renewable’s equity-accounted entities were $16 million (2014: nil).

An integral part of our strategy is to participate with institutional investors in Brookfield-sponsored infrastructure funds that target acquisitions that suit Brookfield Renewable’s profile. In the normal course of business, Brookfield Renewable has made commitments to Brookfield-sponsored infrastructure funds to fund these target acquisitions in the future, if and when identified.

Guarantees

In the normal course of operations, we execute agreements that provide for indemnification and guarantees to third parties in transactions such as acquisitions, construction projects, capital projects, and purchases of assets. We have also agreed to indemnify our directors and certain of our officers and employees. The nature of the indemnities prevent us from making a reasonable estimate of the maximum potential amount that could be required to pay third parties, as many of the agreements do not specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, we have made no significant payments under indemnification agreements.

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

In addition to these agreements, Brookfield Renewable and Brookfield have executed other agreements that are described in Note 10 - Related Party Transactions in our audited consolidated financial statements.

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

The following table reflects the related party agreements and transactions on the consolidated statements of income, for the year ended December 31:

(MILLIONS)	2015	2014	2013
Revenues
Power purchase and revenue agreements	$469	$433	$456
Wind levelization agreement	6	6	6
	$475	$439	$462
Direct operating costs
Energy purchases	$(5)	$(9)	$(36)
Energy marketing fee	(22)	(21)	(20)
Insurance services	(30)	(29)	(26)
	$(57)	$(59)	$(82)
Management service costs	$(48)	$(51)	$(41)

Revenues from power purchase and revenue agreements for the year ended December 31, 2015 were higher as compared to the prior year. The increase is primarily due to an increased level of price support, reflecting the relatively lower pricing environment in the first quarter of 2015, and the impact of power purchase agreements for certain recently acquired facilities.

The following table reflects the impact of the related party agreements and transactions on the consolidated balance sheets as at December 31:

(MILLIONS)	Related party	2015	2014
Current assets
Due from related parties
Amounts due from	Brookfield	$52	$54
	Equity accounted investments and other	5	9
		$57	$63
Current liabilities
Due to related parties
Amount due to	Brookfield	$41	$56
Accrued distributions payable on LP
Units and Redeemable/Exchangeable
partnership units	Brookfield	23	21
Amount due to	Equity accounted investments and other	-	2
		$64	$79

CONSOLIDATED STATEMENTS OF CASH FLOWS

The following table summarizes the key items on the consolidated statements of cash flows, for the year ended December 31:

(MILLIONS)	2015	2014	2013
Cash flow provided by (used in):
Operating activities	$588	$700	$735
Financing activities	(33)	1,299	(263)
Investing activities	(623)	(2,037)	(397)
Foreign exchange loss on cash	(19)	(15)	(9)
(Decrease) increase in cash and cash equivalents	$(87)	$(53)	$66

Cash and cash equivalents as at December 31, 2015 totaled $63 million, representing a decrease of $87 million since December 31, 2014.

Operating Activities

Cash flows provided by operating activities totaling $588 million for the year ended December 31, 2015 represent a year-over-year decrease of $112 million primarily attributable to the decrease in Funds From Operations and changes in working capital balances.

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

Net change in working capital

The net change in working capital balances shown in the consolidated statements of cash flows for the year ended December 31 is comprised of the following:

(MILLIONS)	2015	2014	2013
Trade receivables and other current assets	$(72)	$20	$47
Accounts payable and accrued liabilities	2	(54)	(42)
Other assets and liabilities	8	14	(4)
	$(62)	$(20)	$1

Financing Activities

Cash flows used in  financing activities totaled $33 million for the year ended December 31, 2015. Long-term debt – borrowings were $944 million, and related to the growth in our portfolio and the issuance of medium-term corporate notes during the first quarter. Long-term debt – repayments related to subsidiary borrowings and credit facilities were $855 million. The capital provided by participating non-controlling interests – in operating subsidiaries relates to the growth in our portfolio, and amounted to $460 million. The issuance of 7,000,000 Class A, Series 7 Preferred LP Units at a price of C$25 per unit resulted in net proceeds of $128 million.

For the year ended December 31, 2015, distributions paid to LP Unitholders were $461 million (2014: $480 million). We increased our distributions to $1.66 per LP Unit, an increase of 11 cents per LP Unit which took effect in the first quarter. The amounts paid in the first quarter of 2014 included distributions declared in both that quarter, and in the fourth quarter of 2013. The distributions paid to preferred shareholders and participating non-controlling interests - in operating subsidiaries were $239 million (2014: $188 million). See “Dividends and Distributions” for further details.

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

Investing Activities

Cash flows used in investing activities for the year ended December 31, 2015 totaled $623 million. Our investments were with respect to the acquisition of a 488 MW renewable power portfolio in Brazil, a 123 MW wind portfolio in Portugal, and a wind development pipeline of approximately 1,200 MW in Scotland. When combined, these investments totaled $663 million. Proceeds from the sale of the 102 MW wind facility in California were $143 million. Our continued investment in the development and construction of power generating assets was $209 million and sustainable capital expenditures totaled $76 million. Capital distributions received from our equity-accounted investments were $144 million.

Cash flows used in investing activities for the year ended December 31, 2014 totaled $2,037 million. Our investments were with respect to the acquisition of a hydroelectric facility in Pennsylvania, a wind portfolio in Ireland, a hydroelectric portfolio in Maine, and the remaining 50% interest previously held by our partner in a hydroelectric facility in California. When combined, these investments totaled $1,838 million. In addition, our continued investment in the construction of power generating assets was $78 million and sustainable capital expenditures totaled $108 million.

NON-CONTROLLING INTERESTS

Preferred equity

On April 1, 2015, the fixed dividend rate on the Series 1 Preference Shares for the five years commencing May 1, 2015 and ending April 30, 2020 was reset and, if declared, will be paid at an annual rate of 3.355% (C$0.2096875 per share per quarter). The holders of 4,518,289 Series 1 Preference Shares exercised their right to convert their shares into Class A, Series 2 Preference Shares on a one-for-one basis. The holders of the Series 2 Preference Shares will be entitled to receive floating rate cumulative preferential cash dividends, equal to the T-Bill Rate plus 2.62%. The quarterly dividend in respect of the November 1, 2015 to January 31, 2016 dividend period was paid on January 31, 2016 at an annual rate of 3.03% (C$0.19112 per share).

On June 23, 2015, we announced that the Toronto Stock Exchange had accepted a notice of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”)’s intention to commence a normal course issuer bid in connection with its outstanding Class A Preference Shares. Under this normal course issuer bid, we are permitted to repurchase up to 10% of the total public float for each respective series of our Class A Preference Shares. Repurchases were authorized to commence on June 26, 2015 and will terminate on June 25, 2016, or earlier should Brookfield Renewable complete its repurchases prior to such date.

For the period ended December 31, 2015, 78,537 Class A, Series 1, Series 2 and Series 3 Preference Shares were repurchased at a cost of $1 million, and cancelled.

Class A, Series 5 Preference Shares – Exchange offer

In November 2015, we announced our offer to exchange (the “Exchange Offer”) each issued and outstanding Class A, Series 5 Preference Share of BRP Equity with an annual dividend rate of 5.0% (the

“Series 5 Preference Shares”) for one newly issued Class A, Series 5 Preferred LP Unit of Brookfield Renewable with an annual distribution rate of 5.59%.

The Exchange Offer was open for acceptance until, and completed on, February 8, 2016. On that date, a total of 2,885,496 Series 5 Preference Shares were tendered and exchanged for an equal number of Series 5 Preferred LP Units; refer to “Subsequent Events”.

General partnership interest in a holding subsidiary held by Brookfield

Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly LP Unit distributions exceed specified target levels. To the extent that LP Unit distributions exceed $0.375 per LP Unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly distributions exceed $0.4225 per LP Unit, the incentive distribution is equal to 25% of distributions above this threshold. Accordingly, incentive distributions of $8 million were made during the year ended December 31, 2015 (2014: $2 million).

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

PREFERRED LIMITED PARTNERS’ EQUITY

In November 2015, Brookfield Renewable issued 7,000,000 Class A, Series 7 Preferred LP Units at a price of C$25 per unit for gross proceeds of C$175 million ($132 million). Transaction costs of $4 million were incurred. The holders of the Series 7 Preferred LP Units will be entitled to receive fixed cumulative quarterly distributions at an annual rate of C$1.375 per unit, a yield of 5.5%, for the initial period ending on January 31, 2021. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of (i) the 5-year Government of Canada bond yield plus 4.47%, and (ii) 5.5%. The Series 7 Preferred LP Units are redeemable on or after January 31, 2021.

The holders of Series 7 Preferred LP Units will have the right, at their option, to convert their Series 7 Preferred LP Units into Class A, Series 8 Preferred LP Units, subject to certain conditions, on January 31, 2021 and every five years thereafter. The holders of Series 8 Preferred LP Units will be entitled to receive cumulative quarterly floating distributions, as and when declared, at an annual rate equal to the 3-month Government of Canada Treasury Bills yield plus 4.47%.

The Class A Preferred LP Units do not have a fixed maturity date and are not redeemable at the option of the holders. As at December 31, 2015, none of the Class A Preferred LP Units have been redeemed by Brookfield Renewable.

LIMITED PARTNERS’ EQUITY

Brookfield Asset Management owns, directly and indirectly, 169,685,609 LP Units and Redeemable/Exchangeable partnership units, representing approximately 62% of Brookfield Renewable on a fully-exchanged basis.

We commenced a normal course issuer bid on December 29, 2014 to repurchase up to 7.1 million LP Units, representing approximately 5% of the issued and outstanding LP Units, for capital management purposes. We repurchased and cancelled 340,289 LP Units during the year ended December 31, 2015 at a cost of $9 million under the normal course issuer bid (refer to Note 21 - Limited partners’ equity in our December 31, 2015 consolidated financial statements). In December 2015, we renewed the normal course issuer bid and the authorization to repurchase up to 7.1 million LP Units will expire on December 28, 2016, or earlier should Brookfield Renewable complete its repurchases prior to such date.

SHARES AND UNITS OUTSTANDING

The shares and units outstanding as at December 31 are presented in the following table:

	2015	2014
Class A Preference Shares
Series 1	5,449,675	10,000,000
Series 2	4,510,389	-
Series 3	9,961,399	10,000,000
Series 5	7,000,000	7,000,000
Series 6	7,000,000	7,000,000
	33,921,463	34,000,000
Class A Preferred LP Units
Series 7	7,000,000	-
	7,000,000	-

GP interest	2,651,506	2,651,506

Redeemable/Exchangeable partnership units	129,658,623	129,658,623

LP Units
Balance, beginning of year	143,356,854	132,984,913
Issuance of LP Units	-	10,250,000
Distribution reinvestment plan	171,605	121,941
Repurchase of LP Units for cancellation	(340,289)	-
Balance, end of year	143,188,170	143,356,854

Total LP Units on a fully-exchanged basis(1)	272,846,793	273,015,477

LP Units held by
Brookfield	40,026,986	40,026,986
External LP Unitholders	103,161,184	103,329,868
	143,188,170	143,356,854

(1)            The fully-exchanged amounts assume the exchange of Redeemable/ Exchangeable partnership units for LP Units at the beginning of the year.

DIVIDENDS AND DISTRIBUTIONS

The composition of the dividends and distributions for the year ended December 31 are presented in the following table:

	Declared or Accrued			Paid
(MILLIONS)	2015	2014	2013	2015	2014	2013
Class A Preference Shares
Series 1	$6	$12	$13	$7	$12	$13
Series 2	2	-	-	2	-	-
Series 3	8	10	11	8	11	12
Series 5	7	8	8	7	8	6
Series 6	7	8	5	7	8	4
	$30	$38	$37	$31	$39	$35

Participating non-controlling
interests - in operating subsidiaries	$208	$149	$122	$208	$149	$122

General partnership interest in a
holding subsidiary held by Brookfield	$4	$4	$4	$4	$4	$4
Incentive distribution	8	2	-	8	2	-
	$12	$6	$4	$12	$6	$4

Participating non-controlling interests - in a holding
subsidiary - Redeemable/Exchangeable
units held by Brookfield	$217	$201	$188	$216	$231	$185

Class A Preferred LP Units
Series 7	$1	$-	$-	$-	$-	$-

Limited partners' equity
Brookfield	67	62	58	67	71	56
External LP Unitholders	172	154	135	166	172	133
	$239	$216	$193	$233	$243	$189

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

In February 2015, LP Unitholder distributions were increased to $1.66 per unit on an annualized basis, an increase of eleven cents per LP Unit, which took effect with the distribution payable in March 2015.

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

Critical estimates

            Brookfield Renewable makes estimates and assumptions that affect the carrying value of assets and liabilities, disclosure of contingent assets and liabilities and the reported amount of income and other comprehensive income (“OCI”) for the year. Actual results could differ from these estimates. The estimates and assumptions that are critical to the determination of the amounts reported in the consolidated financial statements relate to the following:

(i)         Property, plant and equipment

            The fair value of Brookfield Renewable’s property, plant and equipment is calculated using estimates and assumptions about future electricity prices from renewable sources, anticipated long-term average generation, estimated operating and capital expenditures, future inflation rates and discount rates, as described in Note 12 - Property, plant and equipment, at fair value in our audited consolidated financial statements. Judgment is involved in determining the appropriate estimates and assumptions in the valuation of Brookfield Renewable’s property, plant and equipment. See Note 2(o)(iii) - Critical judgments in applying accounting policies – Property, plant and equipment in our audited consolidated financial statements for further details.

            Estimates of useful lives and residual values are used in determining depreciation. To ensure the accuracy of useful lives and residual values, these estimates are reviewed on an annual basis.

(ii)        Financial instruments

            Brookfield Renewable makes estimates and assumptions that affect the carrying value of its financial instruments, including estimates and assumptions about future electricity prices, long-term average generation, capacity prices, discount rates and the timing of energy delivery. Non-financial instruments are valued using estimates of future electricity prices which are estimated by considering broker quotes for the years in which there is a liquid market and for the subsequent years Brookfield Renewable’s best estimate of electricity prices that would allow new entrants into the market. The fair value of interest rate swaps is the estimated amount that another party would receive or pay to terminate the swap agreements at the reporting date, taking into account current market interest rates. This valuation technique approximates the net present value of future cash flows. See Note 9 - Risk Management and Financial Instruments in our audited consolidated financial statements for more details.

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

(iii)         Property, plant and equipment

            The accounting policy relating to Brookfield Renewable’s property, plant and equipment is described in Note 2(f) - Property plant and equipment and revaluation method in our audited consolidated financial statements. In applying this policy, judgment is used in determining whether certain costs are additions to the carrying amount of the property, plant and equipment as opposed to repairs and maintenance. If an asset has been developed, judgment is required to identify the point at which the asset is capable of being used as intended and to identify the directly attributable costs to be included in the carrying value of the development asset. The useful lives of property, plant and equipment are determined by independent engineers periodically with an annual review by management.

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

Brookfield Renewable’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth by the year 2023 in North America and Europe. This year is viewed as the point when generators must build additional capacity to maintain system reliability and provide an adequate level of reserve generation with the retirement of older coal fired plants, rising environmental compliance costs, and increased demand. Brookfield Renewable has estimated a discount to these new-build wind prices to determine renewable electricity prices for hydroelectric facilities. In Brazil, the estimate of future electricity prices is based on a similar approach as applied in North America using a forecast of the all-in cost of hydroelectric and wind development.

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

(iv)      Financial instruments

            The accounting policy relating to Brookfield Renewable’s financial instruments is described in Note 2(i) — Financial instruments in our audited consolidated financial statements. In applying the policy, judgments are made in applying the criteria set out in IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”), to record financial instruments at fair value through profit and loss, and the assessments of the effectiveness of hedging relationships.

(v)       Deferred income taxes

The accounting policy relating to Brookfield Renewable’s income taxes is described in Note 2(k) — Income taxes in our audited consolidated financial statements. In applying this policy, judgments are made in determining the probability of whether deductions, tax credits and tax losses can be utilized.

Future changes in accounting policies

(i)      Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments (“IFRS 9”) which reflects all phases of the financial instruments project and replaces IAS 39, Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Retrospective application is required, but comparative information is not compulsory. Management is currently evaluating the impact of IFRS 9 on the consolidated financial statements.

(ii)      Amendments to IFRS 10 and IAS 28

The amendments to IFRS 10, Consolidated Financial Statements (“IFRS 10”) and IAS 28, Investments in Associates and Joint Ventures (2011) (“IAS 28”) address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28, in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if the assets are housed in a subsidiary. The amendments are effective for transactions occurring in annual periods beginning on or after January 1, 2017 with earlier application permitted. Management is currently evaluating the impact of the amendments to IFRS 10 and IAS 28 on the consolidated financial statements.

(iii)     Revenue recognition

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) was issued by IASB on May 28, 2014.  IFRS 15 outlines a single comprehensive model to account for revenue arising from contracts with customers and will replace the majority of existing IFRS requirements on revenue recognition including IAS 18, Revenue,  IAS 11, Construction Contracts and related interpretations. The core principle of the standard is to recognize revenue to depict the transfer of goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The standard has prescribed a five-step model to apply the principles. The standard also specifies how to account for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract. IFRS 15 is effective for annual periods beginning on or after January 1, 2018. Management is currently evaluating the impact of IFRS 15 on the consolidated financial statements.

(iv)     Leases

IFRS 16, Leases  (“IFRS 16”) was issued by the IASB on January 13, 2016. IFRS 16 brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting remains largely unchanged and the distinction between operating and finance leases is retained. Under IFRS 16 a lessee recognizes a right-of-use asset and a lease liability. The right-of-use asset is treated similarly to other non-financial assets and depreciated accordingly, and the liability accrues interest. The lease liability is initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease. Lessees are permitted to make an accounting policy election, by class of underlying asset, to apply a method like IAS 17’s operating lease accounting and not recognize lease assets and lease liabilities for leases with a lease term of 12 months or less, and on a lease-by-lease basis, to apply a method similar to current operating lease accounting to leases for which the underlying asset is of low value. IFRS 16 supersedes IAS 17, Leases  and related interpretations and is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15 has also been applied. Management is currently evaluating the impact of IFRS 16 on the consolidated financial statements.

 OPERATIONAL AND FINANCIAL REVIEW FOR THE THREE MONTHS ENDED DECEMBER 31, 2015

The following table reflects the actual and long-term average generation for the three months ended December 31:

					Variance of Results
							Actual vs.
	Actual Generation(1)		LTA Generation(1)		Actual vs. LTA		Prior Year
GENERATION (GWh)	2015	2014	2015	2014	2015	2014
Hydroelectric
North America
United States	2,546	2,434	2,801	2,796	(255)	(362)	112
Canada	1,018	1,714	1,202	1,218	(184)	496	(696)
	3,564	4,148	4,003	4,014	(439)	134	(584)
Latin America	1,240	795	1,048	900	192	(105)	445
	4,804	4,943	5,051	4,914	(247)	29	(139)
Wind
North America
United States	190	230	219	274	(29)	(44)	(40)
Canada	345	311	343	343	2	(32)	34
	535	541	562	617	(27)	(76)	(6)
Latin America	137	-	148	-	(11)	-	137
Europe	479	299	443	235	36	64	180
	1,151	840	1,153	852	(2)	(12)	311
Other	162	56	165	4	(3)	52	106
Total(2)	6,117	5,839	6,369	5,770	(252)	69	278

(1)         For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date, and is not annualized.

(2)         Includes 100% of generation from equity-accounted investments.

Generation for the three months ended December 31, 2015 totaled 6,117 GWh, below the long-term average of 6,369 GWh and an increase of 278  GWh compared to the prior year.

The hydroelectric portfolio generated 4,804 GWh, below the long-term average of 5,051 GWh and a decrease of 139 GWh compared to the prior year. Generation in the United States was higher compared to the prior year, particularly in Tennessee and North Carolina, but was below the long-term average across the balance of the portfolio. In Canada, generation was below the long-term average and lower compared to the prior year, in which Ontario in particular had experienced strong inflows.  While we experienced lower generation in North America relative to the long-term average and prior year, inflows showed strong signs of improvement during the fourth quarter of 2015 and were used to replenish reservoirs. As at December 31, 2015, reservoir levels were in line with the long-term average and position us well for 2016. Generation in Brazil continued to improve in the fourth quarter of 2015 but remained below the long-term average. In this period we reached an agreement with the Brazilian government to recover revenues equivalent to generation of 278 GWh as compensation for system-wide curtailments in 2015.

Our Irish wind portfolio generated above the long-term average, and marginally below the prior year. Generation from our North American wind portfolio generated in line with the long-term average and increased 44 GWh from the prior year due to improved wind conditions. Generation from the prior year includes 50 GWh related to the 102 MW wind facility in California sold in 2015.

Our recently acquired 433 MW hydroelectric, wind and biomass portfolio in Brazil and 123 MW wind portfolio in Portugal contributed 471 GWh and 74 GWh, respectively. Contributions from Irish wind assets commissioned during 2015 were 115 GWh which brought the total contribution from the growth in the portfolio to 660 GWh. This was below the long-term average.

The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations, and provides a reconciliation to net (loss) income for the three months ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2015	2014
Revenues	$392	$408
Other income	6	2
Share of cash earnings from equity-accounted investments	2	1
Direct operating costs	(142)	(138)
Adjusted EBITDA(1)	258	273
Interest expense – borrowings	(103)	(106)
Management service costs	(10)	(13)
Current income taxes	(1)	1
Less: cash portion of non-controlling interests
Participating non-controlling interests - in operating subsidiaries	(48)	(30)
Preferred equity	(7)	(9)
Less: distributions to preferred limited partners	(1)	-
Funds From Operations(1)	88	116
Less: adjusted sustaining capital expenditures(2)	(15)	(15)
Adjusted Funds From Operations(1)	73	101
Add: cash portion of non-controlling interests	55	39
Add: distributions to preferred limited partners	1	-
Add: adjusted sustaining capital expenditures	15	15
Other items:
Depreciation	(144)	(148)
Unrealized financial instruments gain	-	5
Share of non-cash loss from equity-accounted investments	(2)	(8)
Deferred income tax recovery	40	21
Other	(48)	6
Net (loss) income	$(10)	$31

Net (loss) income attributable to limited partners' equity	$(13)	$16

Basic and diluted (loss) earnings per LP Unit(3)	$(0.09)	$0.11

(1)       Non-IFRS measures.  See “Cautionary Statement Regarding Use of Non-IFRS Measures”.

(2)       Based on long-term sustaining capital expenditure plans.

(3)       Average LP Units outstanding during the period totaled 143.2 million (2014: 143.3 million).

Revenues totaling $392 million represent a decrease of $16 million.

Revenues from our entire hydroelectric portfolio decreased $11 million. In North America, lower generation at our Canadian portfolio and a relatively lower pricing environment in the northeastern United States contributed to a decrease in revenues. Revenues from our Brazilian hydroelectric portfolio included the recovery relating to curtailment of $25 million, and relatively stronger power prices that we were able to capture by maintaining a lower level of contracted power in the portfolio.

Improved conditions across our North American and Irish wind portfolios, and escalations in our power purchase agreements resulted in an $11 million increase in revenues.

The recent growth across our entire portfolio contributed revenues of $36 million. The 102 MW wind facility in California sold at the beginning of the third quarter of 2015 had contributed revenues of $5 million in the prior year.

The appreciation of the U.S. dollar resulted in a $46 million reduction in revenues. This also affected operating and borrowing costs, and the net impact on Funds From Operations was $19 million.

The average total revenue per MWh of $64 decreased $6 per MWh, primarily attributable to the appreciation of the U.S. dollar impacting our revenues denominated in Canadian dollars, Euros and the Brazilian Real, partially offset by higher relative pricing at certain facilities in our portfolio.

Direct operating costs totaling $142 million represent an increase of $4 million, primarily reflecting timing differences from the prior year largely related to our ongoing maintenance projects and the growth in our portfolio.

Interest expense totaling $103 million represents a decrease of $3 million, as incremental borrowing costs of $9 million attributable to the growth in our portfolio were partly offset by savings attributable to repayments on certain subsidiary borrowings.

Management service costs totaling $10 million represent a decrease of $3 million, which was primarily attributable to the appreciation of the U.S. dollar.

The cash portion of non-controlling interests totaling $55 million represent an increase of $16 million which was primarily attributable to the growth in our portfolio and improved performance from certain assets in our portfolio.

Funds From Operations totaling $88 million represent a decrease of $28 million, reflecting the variances described above. The growth in our portfolio contributed $10 million to Funds From Operations.

Net loss totaling $10 million represents a decrease of $41 million.

SUMMARY OF HISTORICAL QUARTERLY RESULTS ON A CONSOLIDATED BASIS

The following is a summary of unaudited quarterly financial information for the last twelve consecutive quarters:

	2015				2014				2013
(MILLIONS, EXCEPT AS NOTED)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Generation (GWh) - LTA(1)(2)	6,369	5,459	7,199	6,516	5,770	5,065	6,440	6,021	5,380	4,960	6,171	5,325
Generation (GWh) - actual(1)(2)	6,117	4,992	6,400	5,823	5,839	4,383	6,341	5,985	5,268	5,154	6,265	5,535
Revenues	$392	$337	$458	$441	$408	$342	$474	$480	$393	$392	$484	$437
Adjusted EBITDA(3)	258	242	339	338	273	223	360	360	272	260	357	319
Funds From Operations(3)	88	80	146	153	116	61	198	185	137	108	187	162
Net (loss) income
Non-controlling interests
Participating non-controlling
interests - in operating subsidiaries	8	37	10	14	(8)	(2)	21	40	(7)	8	24	16
General partnership interest in a
holding subsidiary held by Brookfield	-	-	-	-	-	-	-	1	-	-	-	1
Participating non-controlling
interests - in a holding subsidiary
- Redeemable/Exchangeable units
held by Brookfield	(13)	(8)	8	14	14	(16)	20	37	10	5	22	30
Preferred equity	7	7	8	8	9	10	10	9	10	10	10	7
Preferred limited partners' equity	1	-	-	-	-	-	-	-	-	-	-	-
Limited partners' equity	(13)	(9)	9	15	16	(17)	21	38	11	5	22	31
	(10)	27	35	51	31	(25)	72	125	24	28	78	85
Basic and diluted (loss) earnings per LP Unit	(0.09)	(0.07)	0.07	0.10	0.11	(0.13)	0.15	0.29	0.08	0.04	0.17	0.23
Average LP Units outstanding (millions)	143.3	143.4	143.4	143.4	143.3	143.3	135.3	133.0	132.9	132.9	132.9	132.9
Distributions:
General partnership interest in a
holding subsidiary held by Brookfield	3	3	3	3	1	2	1	2	1	1	1	1
Participating non-controlling interests - in a holding
subsidiary - Redeemable/Exchangeable units
held by Brookfield	54	54	54	55	50	50	51	50	47	47	47	47
Preferred equity	7	7	8	8	9	10	10	9	10	10	10	7
Preferred limited partners' equity	1	-	-	-	-	-	-	-	-	-	-	-
Limited partners' equity	59	59	60	61	56	56	53	51	48	49	48	48

(1)            Includes 100% of generation from equity-accounted investments.

(2)            For assets acquired or reaching commercial operation during the year, this figure is calculated from the acquisition or commercial operation date and is not annualized.

(3)            Non-IFRS measures. See "Cautionary Statement Regarding Use of Non-IFRS Measures" , “Financial Review by Segments for the Year Ended December 31, 2015” and “Financial Review by Segments for the Year Ended December 31, 2014”.

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

Brookfield Renewable faces market risk from foreign currency assets and liabilities, the impact of changes in interest rates, and floating rate liabilities.  Market risk is managed by funding assets with financial liabilities in the same currency and with similar interest rate characteristics and holding financial contracts, such as interest rate swaps and foreign exchange contracts, to minimize residual exposures. Financial instruments held by Brookfield Renewable that are subject to market risk include borrowings and financial instruments, such as interest rate, currency and commodity contracts. The categories of financial instruments that can give rise to significant variability are described below:

(i) Electricity price risk

Electricity price risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by Brookfield Renewable will fluctuate because of changes in electricity prices.  Electricity price risk arises from the sale of Brookfield Renewable’s uncontracted generation. Brookfield Renewable aims to sell electricity under long-term contracts to secure stable prices and mitigate its exposure to wholesale markets.

The table below summarizes the impact of changes in the market price of electricity as at December 31.  The impact is expressed in terms of the effect on net income and OCI.  The sensitivities are based on the assumption that the market price changes by five percent with all other variables held constant.

Impact of a 5% change in the market price of electricity, on outstanding energy derivative contracts, for the year ended December 31:

	Effect on net income			Effect on OCI
(MILLIONS)	2015	2014	2013	2015	2014	2013
5% increase	$(2)	$(1)	$(1)	$(7)	$(9)	$1
5% decrease	2	1	1	7	9	(1)

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

Impact of a 5% change in U.S. dollar exchange rates, on outstanding foreign exchange swaps, for the year ended December 31:

	Effect on net income			Effect on OCI
(MILLIONS)	2015	2014	2013	2015	2014	2013
5% increase	$2	$12	$-	$10	$19	$-
5% decrease	(2)	(12)	-	(10)	(19)	-

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

Brookfield Renewable will enter into interest rate swaps designed to minimize the exposure to interest rate fluctuations on its variable rate debt.  Fluctuations in interest rates could impact Brookfield Renewable’s cash flows, primarily with respect to the interest payable against Brookfield Renewable’s variable rate debt, which is limited to certain subsidiary borrowings with a total principal value of $2,532 million (2014: $2,552 million). Of this principal value, $1,040 million (2014: $1,237 million) has been hedged through the use of interest rate swaps.

The table below summarizes the impact of changes in the interest rate as at December 31. The impact is expressed in terms of the effect on income and OCI. The sensitivities are based on the assumption that the interest rate changes by one percent with all other variables held constant.

Impact of a 1% change in interest rates, on outstanding interest rate swaps and variable rate debt, for the year ended December 31:

	Effect on net income			Effect on OCI
(MILLIONS)	2015	2014	2013	2015	2014	2013
1% increase	$(15)	$(13)	$(7)	$125	$138	$96
1% decrease	15	13	7	(125)	(138)	(96)

(b) Credit risk

Credit risk is the risk of loss due to the failure of a borrower or counterparty to fulfill its contractual obligations. Brookfield Renewable’s exposure to credit risk in respect of financial instruments relates primarily to counterparty obligations regarding energy contracts, interest rate swaps, forward foreign exchange contracts and physical electricity and gas transactions.

Brookfield Renewable minimizes credit risk with counterparties through the selection, monitoring and diversification of counterparties, and the use of standard trading contracts, and other credit risk mitigation techniques. In addition, Brookfield Renewable’s PPAs are reviewed regularly and are almost exclusively with customers having long standing credit histories or investment grade ratings, which limit the risk of non-collection. As at December 31, 2015, 99% (2014: 99%)  of Brookfield Renewable’s trade receivables of $98 million were current. See Note 8 - Trade receivables and other current assets in our audited consolidated financial statements for additional details regarding Brookfield Renewable’s trade receivables balance.

The maximum credit exposure at December 31 was as follows:

(MILLIONS)	2015	2014
Cash and cash equivalents	$63	$150
Restricted cash(1)	336	313
Trade receivables and other short-term receivables	185	131
Financial instrument assets	32	66
Due from related parties	57	63
	$673	$723

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

Subsequent eventS

Acquisition of Isagen

In January 2016 we, with our institutional partners, acquired a 57.6% controlling interest in Isagen from the Colombian government. Isagen is Colombia’s third-largest power generation company and owns and operates a 3,032 MW portfolio, consisting predominantly of a portfolio of six, largely reservoir-based, hydroelectric facilities. Annual generation is expected to approximate 15,000 GWh. In addition, the portfolio includes approximately 3,800 MW of attractive medium to long-term development projects providing further growth opportunity.

Aggregate consideration was approximately $2.0 billion (COP 6.7 trillion) for the initial 57.6% interest. Brookfield Renewable’s initial investment is $225 million for a 9% economic interest in Isagen after accounting for the non-controlling interests of its institutional partners. Brookfield Renewable is the general partner of and effectively controls the entity that acquired the 57.6% interest in Isagen.

Following the closing of the acquisition, our consortium is required to conduct two mandatory tender offers (collectively, the “MTO”) with respect to the remaining Isagen shares. If our consortium is successful in acquiring all of the remaining outstanding Isagen shares, a further approximately $1.4 billion (COP 4.8 trillion) would be invested.  Brookfield Renewable’s interest in Isagen would then increase to approximately 23% and a further approximate $400 million of equity would be invested.

The financing for the initial 57.6% interest and the anticipated financing if all of the Isagen shares are tendered is expected as follows:

	Initial	MTO
(MILLIONS)	57.6%	42.4%	100%
Non-recourse borrowings	$510	$240	$750
Equity
Non-controlling interests	1,244	806	2,050
Brookfield Renewable	225	400	625
	$1,979	$1,446	$3,425

In association with the Isagen acquisition, we and our institutional partners secured financing in the amount of $750 million of which $510 million was drawn to partially fund the initial 57.6% interest. The loan bears interest at a floating interest rate of LIBOR plus a margin of 250 basis points and matures in January 2021. We also secured a one-year, $500 million, non-revolving corporate credit facility. The terms of this credit facility are consistent with the terms of our corporate credit facilities and the applicable margin is 1.20%.

The estimated fair values of the assets acquired and liabilities assumed will be disclosed in the Q1 2016 interim report and financial statements with final figures expected within 12 months of the acquisition date.

Acquisition of Brazil hydroelectric facilities

In January 2016, we completed the acquisition of two hydroelectric facilities in Brazil. The aggregate capacity of the two facilities is 51 MW, and annual generation is expected to be 293 GWh. We will retain a 100% interest in the facilities.

Equity transactions

In February 2016, we announced the completion of the Exchange Offer for the exchange of Series 5 Preference Shares for Series 5 Preferred LP Units. A total of 2,885,496 Series 5 Preference Shares were tendered and exchanged for an equal number of Series 5 Preferred LP Units.

Distribution increase

In February 2016, we announced an increase in LP Unitholder distributions to $1.78 per LP Unit on an annualized basis, an increase of 12 cents per LP Unit, to take effect with the first quarter distribution payable in March 2016.

FINANCIAL REVIEW BY SEGMENTS FOR THE YEAR ENDED DECEMBER 31, 2015

The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations, and provides a reconciliation to net income and cash flows from operating activities for the year ended December 31:

			Corporate
(MILLIONS)	Hydroelectric	Wind	and Other(1)	2015	2014
Revenues	$1,228	$366	$34	$1,628	$1,704
Other income(2)(3)(4)	54	22	5	81	10
Share of cash earnings from equity-accounted
investments	20	-	-	20	26
Direct operating costs	(406)	(102)	(44)	(552)	(524)
Adjusted EBITDA(5)	896	286	(5)	1,177	1,216
Fixed earnings adjustment(6)	-	-	-	-	11
Interest expense - borrowings	(246)	(101)	(82)	(429)	(415)
Management service costs	-	-	(48)	(48)	(51)
Current income taxes	(17)	-	(1)	(18)	(18)
Less: cash portion of non-controlling interests
Participating non-controlling interests - in
operating subsidiaries	(107)	(72)	(5)	(184)	(145)
Preferred equity	-	-	(30)	(30)	(38)
Less: distributions to preferred limited partners	-	-	(1)	(1)	-
Funds From Operations(5)	$526	$113	$(172)	$467	$560
Less: adjusted sustaining capital expenditures(7)				(60)	(58)
Adjusted Funds From Operations(5)				407	502
Add: adjusted sustaining capital expenditures				60	58
Add: cash portion of non-controlling interests(6)				255	183
Add: distributions to preferred limited partners				1	-
Less: fixed earnings adjustment				-	(11)
Other items:
Depreciation and amortization				(616)	(548)
Unrealized financial instruments (loss) gain				(9)	10
Share of non-cash loss from equity-
accounted investments				(10)	(23)
Deferred income tax recovery				78	29
Other				(63)	3
Net income				$103	$203
Adjustments for non-cash items				546	497
Dividends received from equity accounted
investments				19	30
Changes in due to or from related parties				(18)	(10)
Net change in working capital balances				(62)	(20)
Cash flows from operating activities				$588	$700

(1)       Other includes biomass and Co-gen.

(2)       In July 2015, Brookfield Renewable, along with its institutional partners, sold its interest in a 102 MW wind facility in California to a third party for gross cash consideration of $143 million, resulting in a gain of $53 million.  See Note 5 - Disposal of assets and Note 23 - Other income in our audited consolidated financial statements.  Brookfield Renewable’s share of the gain was $12 million, representing the 22% interest in the facility and is net of the cash portion of non-controlling interests.

(3)       In July 2015, concession agreements relating to two Brazilian hydroelectric facilities expired. Brookfield Renewable elected not to renew these concession agreements in exchange for compensation of $17 million.

(4)       In 2015, Brookfield Renewable realized gains of $31 million on the settlement of foreign currency contracts. See Note 23 - Other income in our audited consolidated financial statements.

(5)       Non-IFRS measures.  See “Cautionary Statement Regarding Use of Non-IFRS Measures”.

(6)       The fixed earnings adjustment relates to Brookfield Renewable’s investment in the acquisition of the wind portfolio in Ireland. Pursuant to the terms of the purchase and sale agreement, Brookfield Renewable acquired an economic interest in the wind portfolio from January 1, 2014. The transaction closed on June 30, 2014, and accordingly under IFRS, the $11 million net Funds From Operations contribution was recorded as part of the purchase price.

(7)       Based on long-term sustaining capital expenditure plans.

FINANCIAL REVIEW BY SEGMENTS FOR THE YEAR ENDED DECEMBER 31, 2014

The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations, and provides a reconciliation to net income and cash flows from operating activities for the year ended December 31:

			Corporate and
(MILLIONS)	Hydroelectric	Wind	Co-gen	2014	2013
Revenues	$1,378	$297	$29	$1,704	$1,706
Other income	10	-	-	10	11
Share of cash earnings from equity-accounted
investments	26	-	-	26	21
Direct operating costs	(408)	(77)	(39)	(524)	(530)
Adjusted EBITDA(1)	1,006	220	(10)	1,216	1,208
Fixed earnings adjustment(2)	-	11	-	11	-
Interest expense - borrowings	(242)	(86)	(87)	(415)	(410)
Management service costs	-	-	(51)	(51)	(41)
Current income taxes	(18)	-	-	(18)	(19)
Less: cash portion of non-controlling interests
Participating non-controlling interests - in
operating subsidiaries	(98)	(47)	-	(145)	(107)
Preferred equity	-	-	(38)	(38)	(37)
Funds From Operations(1)	$648	$98	$(186)	$560	$594
Less: adjusted sustaining capital expenditures(3)				(58)	(56)
Adjusted Funds From Operations(1)				502	538
Add: adjusted sustaining capital expenditures				58	56
Add: cash portion of non-controlling interests				183	144
Less: fixed earnings adjustment				(11)	-
Other items:
Depreciation and amortization				(548)	(535)
Unrealized financial instruments gain				10	37
Share of non-cash loss from equity-
accounted investments				(23)	(12)
Deferred income tax recovery				29	18
Other				3	(31)
Net income				$203	$215
Adjustments for non-cash items				497	514
Dividends received from equity accounted
investments				30	16
Changes in due to or from related parties				(10)	(11)
Net change in working capital balances				(20)	1
Cash flows from operating activities				$700	$735

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

5.B              LIQUIDITY AND CAPITAL RESOURCES

See Item 5.A “Operating and Financial Review and Prospects – Liquidity and Capital Resources”

5.C              RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.

None.

5.D              TREND INFORMATION

See Item 4.B “Business Overview — Renewable Power Growth Opportunity” to understand our global renewable power drivers, core markets and growth opportunities.

See Item 5.A “Operating Results” for information on the following trend information:

•        “— Generation and Financial Review for the Year Ended December 31, 2015” (variability of generation);

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

See Item 5.A “Operating Results – Contractual Obligations”

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

The board of directors of the Managing General Partner is comprised of seven directors, five of whom are independent pursuant to the NYSE Listed Company Manual and within the meaning of Canadian National Instrument 58-101 – Disclosure of Corporate Governance Practices. The following table presents certain information concerning the current board of directors of the Managing General Partner as of the date of this Form 20-F.

Name and Residence	Position	Election Date	Principal Occupation
Jeffrey Blidner	Chair	August 2, 2011	Senior Managing Partner of Brookfield Asset Management
Ontario, Canada
Eleazar de Carvalho Filho(1)	Director	November 28, 2011	Founder of Virtus BR Partners and Corporate Director; Founder of Sinfonia Consultoria e Participações
Sao Paulo, Brazil
John Van Egmond(2)	Director	November 28, 2011	Financial Consultant, Ozona Corporation
Arizona, United States
Lars Josefsson	Director	October 1, 2012	Managing Director, Contributor AB
Stockholm, Sweden
David Mann(1)(2)(3)	Director	November 28, 2011	Corporate Director
Nova Scotia, Canada
Lou Maroun(2)	Director	August 2, 2011	Chairman of Sigma Real Estate Advisors/Sigma Capital Corporation
Warwick, Bermuda
Patricia Zuccotti(1)	Director	November 28, 2011	Corporate Director
Washington, United States

(1)            Member of the Audit Committee.

(2)            Member of the Nominating and Governance Committee.

(3)            Lead Independent Director.

Biographical information for each of the directors is included below.

Jeffrey Blidner. Mr. Blidner is the Chair of the board of directors of the Managing General Partner. Mr. Blidner is also Senior Managing Partner of Brookfield Asset Management.  In that capacity he is responsible for strategic planning as well as transaction execution. He is also the Chief Executive Officer of Brookfield Asset Management’s Private Funds Group, Chairman and a director of Rouse Properties, Inc. and Brookfield Business Partners L.P. and a director of Brookfield Asset Management, Brookfield Property Partners L.P., Brookfield Infrastructure Partners L.P. Prior to joining Brookfield in 2000, Mr. Blidner was a senior partner at a Canadian law firm.

Eleazar de Carvalho Filho. Mr. de Carvalho Filho is a director of the Managing General Partner. Mr. de Carvalho Filho was formerly the President and Managing Director of the Brazilian National Development Bank and has served as the Chief Executive Officer of Unibanco Investment Bank. He is a founding partner of Virtus BR Partners, an independent advisory company.  From 2006 to 2011, Mr. de Carvalho Filho served as the non-executive Chairman of BHP Billiton Brazil. He also served on the board of directors of Petrobras, Eletrobrás and Vale, among others. Mr. de Carvalho Filho is currently a director of Cnova N.V., FMC Technologies, Inc. and Grupo Pão de Açúcar, where he is also a member of the audit committee.  Mr. de Carvalho Filho is the President of the Board of Trustees of the Brazilian Symphony Orchestra. Mr. de Carvalho Filho holds a Master of Arts in International Relations from The

Johns Hopkins University in Washington, D.C. and a Bachelor of Arts with a major in Economics from New York University.

John Van Egmond. Mr. Van Egmond is a director of the Managing General Partner. Mr. Van Egmond is presently a financial consultant with Ozona Corporation (a general consulting company) in Tucson, Arizona. Prior to this role, he was the acting President and Chief Executive Officer and director of Wilshire Technologies, Inc. (located in Carlsbad, California) where he was responsible for all financial, operational, sales and marketing and human resource functions. Mr. Van Egmond is the past President of Century Power Corporation, an independent power producer based in Tucson, Arizona. Mr. Van Egmond is a Certified Public Accountant and received a Bachelor of Science in accounting from Montana State University.

             Lars Josefsson. Mr. Josefsson is a director of the Managing General Partner. His prior positions include President and Chief Executive Officer of Vattenfall AB (2000-2010), Celsius AB (1997-2000) and various positions with Ericsson over a 24-year period. Mr. Josefsson is also a member of the boards of directors of Robert Bosch GmbH and Holmen AB. He is Chairman of the board of directors of Burntisland Fabrication Ltd., as well as Chairman and Managing Partner of BioElectric Solutions LGJ AB, the founder of the Biomass for Electricity Initiative and Foundation and a member of the board of trustees of Hand in Hand International. Mr. Josefsson graduated from Chalmers University of Technology in Applied Physics with a Master of Science in 1973 and in 1986 graduated from IMD, Lausanne, PED. Mr. Josefsson is an Honorary Professor in Physics, Brandenburg Technical University, Cottbus, Germany.

David Mann. Mr. Mann is a director of the Managing General Partner and, as of February 2016, is the lead independent director of the Board. Mr. Mann formerly served as President and Chief Executive Officer of Nova Scotia Power Inc. (1996-2004) and Vice Chairman (2004-2005) and President and Chief Executive Officer (1998-2004) of Emera Inc., a TSX-listed energy and services companies that invest in electrical generation, transmission and distribution. Mr. Mann is a Corporate Director and prior to January 1, 2016, served as Counsel at Cox & Palmer (a law firm). He has over 30 years of experience in the practice of corporate and commercial law, with a particular emphasis on corporate finance and public utility regulation. He also serves as Chairman, and is a member of the Audit Committee of, Logistec Corporation and is the Audit Committee Chairman of New Growth Corporation, Acadian Timber Corp. and Allbanc Split Corp II. Mr. Mann holds a Bachelor of Commerce and a Bachelor of Laws from Dalhousie University and a Master of Laws from the University of London, England.

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

Patricia Zuccotti. Ms. Zuccotti is a director of the Managing General Partner. Ms. Zuccotti served as Senior Vice President, Chief Accounting Officer and Controller of Expedia, Inc. (2005-2011). Prior to joining Expedia, Ms. Zuccotti was the Director, Enterprise Risk Services of Deloitte & Touche LLP (2003-2005). Ms. Zuccotti is a Certified Public Accountant (inactive as of June 30) in the State of Washington and received her Masters of Business Administration, majoring in accounting and finance, from the University of Washington and a Bachelor of Arts, majoring in political science, from Trinity College.

Director LP Unit Ownership Requirements

The Managing General Partner believes that directors can better represent Brookfield Renewable’s unitholders if they have economic exposure to Brookfield Renewable themselves. Brookfield Renewable expects that directors should hold sufficient LP Units such that the acquisition cost of units held by such director is equal to at least two times their annual retainer fee (the “Ownership

Requirement”). Directors are required to purchase limited partnership units on an annual basis in an amount not less than 20% of the Ownership Requirement until they have met the Ownership Requirement. Directors are required to achieve the Ownership Requirement within five years of joining the Board. In the event of an increase in the annual retainer fee, the directors will have two years from the date of the change to comply with the revised Ownership Requirement. In the case of directors who have served on the board of directors less than five years at the date of the change, such Directors will be required to comply with the Ownership Requirement by the date that is the later of: (i) the fifth anniversary of their appointment to the board of directors and (ii) two years following the date of the change in retainer fee. During the year ended December 31, 2015, our General Partner paid an annual retainer of $100,000 per year to each director serving on its board, with additional amounts payable to directors who are also serving as chair of the board of directors or one of its committees, or as lead independent director.

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

Our Management

The Managing General Partner does not have any employees. Instead, members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to fulfill the Service Provider’s obligations to provide us with management services under our Master Services Agreement. The following table presents certain information concerning our core senior management team that is principally responsible for our operations as well as their positions with the Service Provider as of the date of this Form 20-F. The further disclosure required under Canadian securities laws regarding the compensation of certain members of our core senior management team will be separately filed within 140 days of December 31, 2015.

Name	Years of experience in relevant industry or role	Years at Brookfield	Current Position with the Service Provider
Harry Goldgut	31	19	Group Chairman
Richard Legault	31	28	Group Chairman
Sachin Shah	17	14	Chief Executive Officer
Nicholas Goodman	12	5	Chief Financial Officer
Jennifer Mazin	17	2	General Counsel
Henrique Martins	17	7	Chief Executive Officer, Brazil
Ralf Rank	14	8	Chief Executive Officer, Europe

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

Harry Goldgut. Mr. Goldgut is the Group Chairman of the Service Provider. Mr. Goldgut is also a Senior Managing Partner of Brookfield Asset Management and is appointed under the Master Services Agreement as Group Chairman of BREP. He has been involved in the electric power industry since 1985. Mr. Goldgut joined Brookfield in 1997 as Vice President, Power Generation and since then has held various senior positions in BRPI, becoming its Co-Chairman and Chief Executive Officer in 2000, adding Chairman in 2005. He has been actively involved in developing and expanding Brookfield’s power operations and has had primary responsibility for its acquisitions and its senior regulatory relationships. He played an active role in the restructuring of the electricity industry in Ontario as a member of several governmental and regulatory committees and task forces including the Market Design Committee, the Minister of Energy’s Advisory Committee, the Clean Energy Task Force and the Ontario Energy Board Chair’s Advisory Roundtable. Mr. Goldgut received an LL.B. from York University’s Osgoode Hall Law School in Ontario, and was called to the Ontario Bar in 1982.

Richard Legault. Mr. Legault is the Group Chairman of the Service Provider. Mr. Legault is also a Senior Managing Partner of Brookfield Asset Management and is appointed under the Master Services Agreement as Group Chairman, of BREP. Prior to 2015, Mr. Legault was Chief Executive Officer of BREP during which time he led the growth of Brookfield’s renewable power operations on a global basis, helping to make Brookfield Renewable one of the world’s largest pure play renewable power portfolios. Mr. Legault was Chief Financial Officer of Brookfield from 2000 to 2001, prior to which he held several senior positions in operations, finance, and corporate development with Brookfield’s forest products operations. Mr. Legault received a Bachelor of Accounting from the Université du Québec in Hull and is a member of the Chartered Professional Accountants of Canada (CPA, CA).

Sachin Shah. Mr. Shah is the Chief Executive Officer of the Service Provider. Mr. Shah is also a Senior Managing Partner of Brookfield Asset Management and is appointed under the Master Services Agreement as Chief Executive Officer of BREP. In this capacity, he has oversight for Brookfield Renewable’s growth and capitalization, on a global basis. Mr. Shah received a Bachelor of Commerce degree from the University of Toronto and is a member of the Chartered Professional Accountants of Canada (CPA, CA).

Nicholas (Nick) Goodman.  Mr. Goodman is Chief Financial Officer of the Service Provider and is appointed under the Master Services Agreement as Chief Financial Officer of BREP.  In this capacity, he directs all capital markets activities, accounting, financial reporting, treasury, taxation and investor relations, on a global basis. Mr. Goodman received a Bachelor of Arts in Accounting and Finance from the University of Strathclyde in Glasgow, Scotland and is a member of the Institute of Chartered Accountants of Scotland.

Jennifer Mazin. Ms. Mazin is General Counsel of the Service Provider and is appointed under the Master Services Agreement as General Counsel of BREP. She provides oversight for Brookfield Renewable’s legal matters on a global basis, including transactional matters, corporate governance and public disclosure. Ms. Mazin received her Bachelor of Arts from the University of Western Ontario and her law degree from the University of Toronto. She is called to the bars of the State of New York and the Province of Ontario.

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

Management Diversity

At Brookfield Renewable, hiring and promotion decisions are based on solely on merit, so that each officer and employee possesses the necessary skills, knowledge and experience to do his or her job.  Brookfield Renewable and the Service Provider are committed to workplace diversity, including but not limited to diversity of gender, culture, geography, and skills.  Brookfield Renewable appreciates the benefits of leveraging a range of diverse talents and perspectives and we actively support the development and advancement of a diverse group of employees capable of achieving management roles, including executive officer positions.  Neither Brookfield Renewable nor the Service Provider have targets for the representation of women in executive officer positions because such targets do not accurately reflect the full range of factors considered in hiring or promoting executive officers.  Currently, we have six women in executive positions who constitute 24% of the executive team of the Service Provider and the senior management team of our business, in the aggregate.

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

The table below sets out the quarterly Total Capitalization Value against the initial reference value of $8,093,033,167, factoring in the quarterly portion of the annual amount of $20 million (as adjusted for inflation pursuant to the Master Services Agreement) and the corresponding Base Management Fee paid for each quarter since November 2011. The Base Management Fee payment for the year ended 2015 was approximately $48 million. The Base Management Fee payments for the years ended December 31, 2014 and 2013 were approximately $51 million and $41 million, respectively.

(MILLIONS, EXCEPT	Initial	Q4			Q1		Q2		Q3		Q4
LP UNITS AMOUNTS)	Value	2011(1)	Increase		2012	Increase	2012	Increase	2012	Increase	2012	Increase
Fair market value of LP Units(2)	$24.94	$26.50		$1.56	$26.01	$1.07	$27.31	$2.37	$29.97	$5.03	$29.63	$4.69
Units issued and outstanding(3)	262.5	262.5		262.5	262.5	262.5	262.5	262.5	262.5	262.5	262.6	262.6
	$6,545	$6,955		$410	$6,828	$283	$7,169	$624	$7,868	$1,323	$7,780	$1,235
Principal value of corporate
borrowings, credit facilities and
preferred shares	1,553	1,573		20	1,783	230	1,779	226	1,915	362	2,283	730
Cash held: Service Recipients	(5.0)	(4.9)		0.1	(10.7)	(5.7)	(6.1)	(1.1)	(4.2)	0.8	(1.4)	3.6
Total Capitalization Value	$8,093	$8,523		$430	$8,600	$507	$8,942	$849	$9,779	$1,686	$10,062	$1,969

					Q1		Q2		Q3		Q4
					2013	Increase	2013	Increase	2013	Increase	2013	Increase
Fair market value of LP Units(2)					$28.91	$3.97	$27.54	$2.60	$26.41	$1.47	$25.88	$0.94
Units issued and outstanding(3)					262.6	262.6	262.6	262.6	262.6	262.6	262.6	262.6
					$7,591	$1,046	$7,232	$687	$6,936	$391	$6,797	$252
Principal value of corporate
borrowings, credit facilities and
preferred shares					$2,707	1,154	2,729	1,176	2,459	906	2,524	971
Cash held: Service Recipients					(6.0)	(1.0)	(0.7)	4.3	(4.9)	0.1	(5.8)	(0.8)
Total Capitalization Value					$10,292	$2,199	$9,960	$1,867	$9,389	$1,296	$9,315	$1,222

					Q1		Q2		Q3		Q4
					2014	Increase	2014	Increase	2014	Increase	2014	Increase
Fair market value of LP Units(2)					$28.80	$3.86	$29.50	$4.56	$30.10	$5.16	$30.50	$5.56
Units issued and outstanding(3)					262.7	262.7	273.0	273.0	273.0	273.0	273.0	273.0
					$7,566	$1,021	$8,063	$1,518	$8,228	$1,683	$8,330	$1,785
Principal value of corporate
borrowings, credit facilities and
preferred shares					$2,416	863	2,501	948	2,611	1,058	2,424	871
Cash held: Service Recipients					(7.1)	(2.1)	(5.1)	(0.1)	(7.9)	(2.9)	(2.5)	2.5
Total Capitalization Value					$9,975	$1,882	$10,559	$2,466	$10,831	$2,738	$10,751	$2,658
					Q1		Q2		Q3		Q4
					2015	Increase	2015	Increase	2015	Increase	2015	Increase
Fair market value of LP Units(2)					$31.53	$6.59	$30.06	$5.12	$27.13	$2.19	$26.29	$1.35
Units issued and outstanding(3)					273.0	273.0	273.1	273.1	273.0	273.0	272.8	272.8
					$8,610	$2,065	$8,209	$1,664	$7,405	$860	$7,173	$628
Principal value of corporate
borrowings, credit facilities and
preferred shares					$2,281	728	2,586	1,033	2,527	974	2,481	928
Cash held: Service Recipients					(2.5)	2.5	(4.5)	0.5	(4.5)	0.5	(3.5)	1.5
Total Capitalization Value					$10,888	$2,795	$10,791	$2,698	$9,928	$1,835	$9,650	$1,557

(MILLIONS, UNLESS		Q4			Q1		Q2		Q3		Q4
OTHERWISE NOTED)		2011	Total		2012	Total	2012	Total	2012	Total	2012	Total
Base management fee(4)				$1.9		$5.0		$5.0		$5.0		$5.0
Variable management fees
Increase in Total Capitalization Value		430			507		849		1,686		1,969
Rate(5)	0.3125%			0.5		1.6		2.7		5.3		6.2
Total management fee				$2.4		$6.6		$7.7		$10.3		$11.2

					Q1		Q2		Q3		Q4
					2013	Total	2013	Total	2013	Total	2013	Total
Base management fee(4)			$			$5.1		$5.1		$5.1		$5.1
Variable management fees
Increase in Total Capitalization Value					2,199		1,867		1,296		1,222
Rate(5)	0.3125%					6.9		5.8		4.1		3.8
Total management fee				$-		$12.0		$10.9		$9.2		$8.9
					Q1		Q2		Q3		Q4
					2014	Total	2014	Total	2014	Total	2014	Total
Base management fee(4)			$			$5.2		$5.2		$5.2		$5.2
Variable management fees
Increase in Total Capitalization Value					1,882		2,466		2,738		2,658
Rate(5)	0.3125%					5.9		7.7		8.6		8.3
Total management fee				$-		$11.1		$12.9		$13.8		$13.5

					Q1		Q2		Q3		Q4
					2015	Total	2015	Total	2015	Total	2015	Total
Base management fee(4)			$			$5.3		$5.3		$5.3		$5.3
Variable management fees
Increase in Total Capitalization Value					2,795		2,698		1,835		1,557
Rate(5)	0.3125%					8.7		8.4		5.7		4.8
Total management fee				$-		$14.0		$13.7		$11.0		$10.1

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

Reimbursement of Expenses and Certain Taxes

The relevant Service Recipient will reimburse the Service Provider for all out-of-pocket fees, costs and expenses incurred in connection with the provision of the services including those of any third party. Such out-of-pocket fees, costs and expenses include, among other things, (i) fees, costs and expenses relating to any debt or equity financing: (ii) fees, costs and expenses incurred in connection with the general administration of any Service Recipient; (iii) taxes, licenses and other statutory fees or penalties levied against or in respect of a Service Recipient; (iv) amounts owed under indemnification, contribution or similar arrangements; (v) fees, costs and expenses relating to our financial reporting, regulatory filings and investor relations and the fees, costs and expenses of agents, advisers and other persons who provide services to or on behalf of a Service Recipient; and (vi) any other fees, costs and expenses incurred by the Service Provider that are reasonably necessary for the performance by the Service Provider of its duties and functions under our Master Services Agreement. However, the Service Recipients will not be required to reimburse the Service Provider for the salaries and other remuneration of its management, personnel or support staff who carry out any services or functions for such Service Recipients or overhead for such persons.

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

Pursuant to our Master Services Agreement, members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to fulfill obligations under our Master Services Agreement. These individuals, including the Brookfield employees identified in the table above under Item 6.A “Directors and Senior Management — Our Management”, are  not compensated by BREP or our Managing General Partner; instead they are and will continue to be compensated by Brookfield.  Further disclosure required under Canadian securities laws regarding the compensation of certain members of our core senior management team for the year ended December 31, 2015 will be separately filed within 140 days of December 31, 2015.

Board of Directors of the Managing General Partner

As of February 2015, the Managing General Partner paid each of its directors $100,000 per year for serving on its board of directors and various board committees. The Managing General Partner pays the Chair of the board of directors an additional $35,000 per year, the chairperson of the Audit Committee of the board of directors and additional $20,000, the chairperson of the Nominating and Governance Committee of the board of directors an additional $10,000 and the lead independent director of the board of directors an additional $10,000. Only those directors who are not employed by Brookfield or its affiliates are entitled to receive compensation for acting as a director of the Managing General Partner.

We believe that directors of the Managing General Partner can better represent LP Unitholders if they have economic exposure to Brookfield Renewable themselves. Accordingly, on the later of the fifth anniversary of their appointment and two years following the date of any change in the annual retainer, directors of the Managing General Partner are required to hold sufficient LP Units such that the acquisition cost of such units is equal to at least two times their annual retainer, as determined by the Board of Directors from time to time. We consider this minimum economic ownership requirement to be consistent with best practices. See Item 6.A “Directors and Senior Management — Director LP Unit Ownership Requirements”.

The Nominating and Governance Committee is responsible for reviewing and making recommendations to the board of directors of the Managing General Partner concerning the remuneration of directors and committee members. See Item 6.C “Board Practices — Committees of the Board of Directors — Nominating and Governance Committee”.

Indebtedness of Directors and Executive Officers

As at the date of this Form 20-F, and at all times since January 1, 2015, none of the directors, officers, employees and former directors, officers and employees of the Managing General Partner, the Service Provider or any of their respective subsidiaries, nor any of their associates, has or had any indebtedness owing to Brookfield Renewable.

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

Size, Independence and Composition of the Board of Directors

The Managing General Partner’s board of directors is currently set at seven directors. The board may consist of between three and 11 directors or such other number of directors as may be determined from time-to-time by a resolution of the Managing General Partner’s shareholders and subject to its bye-laws. At least three directors and at least a majority of the directors holding office must be independent of the Managing General Partner and Brookfield, as determined by the full board of directors using the standards for independence established under applicable securities laws. In addition, in February 2016 the board of directors of the Managing General Partner, on the recommendation of the Nominating and Governance Committee, appointed a lead independent director. The responsibilities of the lead independent director include presiding over sessions of the board of directors of the Managing General Partner when the Chair is not present as well as the in camera meetings that follow each scheduled board meeting.

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

As such, the Nominating and Governance Committee reviews the composition of the board of directors on a regular basis in relation to approved director criteria and skill requirements and recommends changes as appropriate. Given that the board of directors was formed in 2011, there have not yet been any significant changes to its composition, other than the appointment of one new director in 2012 and the appointment of a current independent director as the lead independent director in 2016.

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

•         acquisitions whereby Brookfield Renewable and Brookfield are purchasing different assets as part of a single transaction;

•         investing in a private Brookfield sponsored-fund, consortium or partnership;

•         the dissolution of BREP or BRELP;

•         any material amendment to our Master Services Agreement, the Relationship Agreement, the Amended and Restated Limited Partnership Agreement of BRELP or the Amended and Restated Limited Partnership Agreement of BREP;

•         subject to certain exceptions, any material service agreement or other arrangement pursuant to which Brookfield will be paid a fee, or other consideration other than any agreement or arrangement contemplated by our Master Services Agreement;

•         determinations regarding the payment of fees in the LP Units of BREP or limited partnership units of BRELP or the deferral of the incentive distribution (see Item 7.B “Related Party Transactions — Incentive Distributions”);

•         termination of, or any determinations regarding indemnification under, our Master Services Agreement or determinations regarding indemnification under the Amended and Restated Limited Partnership Agreement of BRELP or the Amended and Restated Limited Partnership Agreement of BREP; and

•         subject to certain exceptions, other material transactions involving us and Brookfield.

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

Transactions Requiring Unitholder Approval

Unitholders have consent rights with respect to certain fundamental matters and on any other matters that require their approval in accordance with applicable securities laws and stock exchanges rules. See Item 10.B “Memorandum and Articles of Association — Description of our LP Units, Preferred Units and the Amended and Restated Limited Partnership Agreement of BREP”.

Service Contracts

There are no service contracts with directors that provide benefit upon termination of office or services.

 Indemnification and Limitations on Liability

The Amended and Restated Limited Partnership Agreement of BREP

The laws of Bermuda permit the partnership agreement of a limited partnership, such as BREP, to provide for the indemnification of a partner, the officers and directors of a partner and any other person against any and all claims and demands whatsoever, except to the extent that the indemnification may be held by the courts of Bermuda to be contrary to public policy or to the extent that the laws of Bermuda prohibit indemnification against personal liability that may be imposed under specific provisions of the laws of Bermuda. The laws of Bermuda also permit a partnership to pay or reimburse an indemnified person’s expenses in advance of a final disposition of a proceeding for which indemnification is sought. See Item 10.B “Memorandum and Articles of Association — Description of Our LP Units, Preferred Units and The Amended and Restated Limited Partnership Agreement of BREP — Indemnification; Limitations on Liability” for a description of the indemnification arrangements in place under the Amended and Restated Limited Partnership Agreement of BREP.

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

•         reviewing and approving the reports issued to LP Unitholders and Preferred Unit Holders, including annual and interim financial statements; and

•         promoting the effective operation of the board of directors.

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

In 2015, the board of directors of the Managing General Partner had four regular quarterly meetings as well as five special meetings. Mr. Blidner and Mr.de Carvalho Filho each were unable to attend one of the special meetings. Otherwise, all of the directors were present in person or by phone at all meetings. Four regular quarterly meetings are scheduled for 2016.

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

The Chair of the Managing General Partner’s board of directors is Jeffrey Blidner, who is not an independent director. However, each of the committees of the board of directors is fully comprised of independent directors and, as of February 2016, the Board has a lead independent director, David Mann. In addition, special committees of independent directors may be formed from time to time to review particular matter or transactions. The board of directors encourages regular open dialogue between the independent directors and the Chair to discuss matters raised by independent directors.

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

•         Blidner: Brookfield Asset Management; Brookfield Property Partners L.P.; Brookfield Infrastructure Partners L.P.; Brookfield Business Partners L.P.;  Rouse Properties, Inc.

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

Director Expectations

The Managing General Partner’s board of directors has adopted a Charter of Expectations for Directors, which sets out the expectations in regard to personal and professional competencies, LP Unit ownership, meeting attendance, conflicts of interest, changes of circumstance and resignation events. The Charter of Expectations can be found on our website, www.brookfieldrenewable.com under “About - Governance”.  Directors are expected to identify in advance any potential conflict of interest regarding a matter coming before the board of directors or its committees, bring these to the attention of the board of directors or committee chairman and refrain from voting on such matters. Directors are also expected to submit their resignations to the Chair of the board of directors if they become unable to attend at least 75% of the board of directors’ regularly scheduled meetings or if they become involved in a legal dispute, regulatory or similar proceedings, take on new responsibilities or experience other changes in personal or professional circumstances that could adversely impact Brookfield Renewable or their ability to serve as director. Further information on director LP Unit ownership requirements is set out in this Item 6.C and in Item 6.B “Compensation — Board of Directors of the Managing General Partner”.

Committees of the Boardof Directors

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

Audit Committee

The Managing General Partner’s board of directors has established an audit committee (the “Audit Committee”) that operates pursuant to a written charter. The Audit Committee consists solely of independent directors, each member is financially literate and there will be at least one member at all times designated as an audit committee financial expert. Collectively, the Audit Committee has the education and experience to fulfill the responsibilities outlined in the Audit Committee Charter. The education and past experience of each Audit Committee member that is relevant to the performance of his or her responsibilities as an Audit Committee member can be found in the biographical information about the applicable member under Item 6.A “Directors and Senior Management”. Audit Committee members may not serve on more than two other public company audit committees, except with the prior approval of the Managing General Partner’s board of directors. Such prior approval was granted in May 2015 with respect to David Mann’s service on the audit committees of more than two other public companies. Not more than 50% of the Audit Committee members may be directors who are residents of any one jurisdiction (other than Bermuda and any other jurisdiction designated by the board of directors from time to time).

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

In 2015, the Audit Committee had four regular quarterly meetings as well as one special meeting. All of the committee members were present in person or by telephone. Four regular quarterly meetings are scheduled for 2016.

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

The Nominating and Governance Committee had four regular quarterly meetings in 2015 as well as one special meeting. All of the committee members were present in person or by telephone. Four regular quarterly meetings are scheduled for 2016.

The Nominating and Governance Committee annually reviews the performance of the board of directors and its committees and the individual contribution of directors through a self-survey.

The Nominating and Governance Committee is also responsible for evaluating candidates put forward by Brookfield as candidates for nomination to the board of directors. As Brookfield Asset Management is entitled to elect all of the directors of the Managing General Partner, the directors of the Managing General Partner consult with Brookfield to identify and assess the credentials of appropriate individuals with the skills, knowledge, experience and talents needed to act as an independent member of the board of directors of the Managing General Partner, including the need for the board of directors as a whole to have a diversity of perspectives. Brookfield maintains an “evergreen” list of potential independent board members to ensure that outstanding candidates with the needed skills can be quickly identified to fill planned or unplanned vacancies. Candidates from that list and any other candidates familiar to Brookfield or Brookfield Renewable are assessed to ensure the Managing General Partner’s board of directors has the appropriate mix of talent, quality, skills and other requirements necessary to promote sound governance and board effectiveness. Individuals who meet those requirements are recommended by Brookfield to the Nominating and Governance Committee for its review as potential candidates for nomination to the board of directors. As of 2016, the Nominating and Governance Committee also recommends to the Board the appointment of an independent director as the lead independent director where the Chair of the Board is not independent.

The Nominating and Governance Committee is also responsible for reviewing and making recommendations to the board of directors of the Managing General Partner concerning the remuneration of directors and committee members and for supervising any changes in the fees to be paid pursuant to our Master Services Agreement.

On recommendation of the Nominating and Governance Committee, the Managing General Partner’s board of directors will set compensation of the directors by seeking to ensure that the compensation reflects the responsibilities and risks involved in being a director and aligns the interests of the directors with the best interests of Brookfield Renewable and our LP Unitholders and Preferred Unitholders. Compensation of the directors will be periodically assessed by the Nominating and Governance Committee and the board of directors to ensure that it is competitive in the marketplace and fair in relation to the scope of the duties and responsibilities of the directors.

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

Boardof Directors, Committees and Director Evaluation

The Managing General Partner’s board of directors believes that a regular and formal process of evaluation improves the performance of the board of directors as a whole, its committees and individual directors. Each year, a survey is sent to directors regarding the effectiveness of the board of directors and its committees, inviting comments and suggestions on areas for improvement. The results of this survey are reviewed by the Nominating and Governance Committee, which makes recommendations to the board of directors as required. Each director also receives a list of questions for completing a self-assessment. The Chair of the board of directors also holds private interviews with each director annually to discuss the operations of the board of directors and its committees and to provide any feedback on the individual director’s contributions.

Boardof Directors and Management Responsibilities

The Managing General Partner’s board of directors has not developed written position descriptions for the Chair of the board of directors, the role of lead independent director or the chair of any of the committees of the board of directors. However, each chair takes responsibility for ensuring the board of directors or committee, as applicable, addresses the matters within its written charter. The lead independent director similarly takes responsibility for promoting and safeguarding the independence of the independent directors.

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

Following the Isagen Acquisition, through our subsidiaries, we have approximately 2,150 employees involved in the day-to-day operations of our facilities and the development of our business, of which approximately 370 are located in Canada, 555 are located in the United States, 375 are located in Brazil, 670 are located in Colombia and 100 are located in the Republic of Ireland and the United Kingdom. Approximately 1,270, or 59% of these employees, are covered by collective agreements expiring between 2016 and 2020. Thirteen of these collective agreements are due to be renewed or negotiated in 2016. We maintain very good relations with represented and salaried employees across all facilities. Relationships with the various unions in Canada, the United States and Brazil have also been positive, without the occurrence of any work disruptions that would have had a negative impact on the business. Our corporate group, including the Manager, also has approximately 80 employees with non-operational roles who are largely based in Canada.

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

ITEM 7.       MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A              MAJOR SHAREHOLDERS

As of the date of this Form 20-F, there are 143,188,170 LP Units outstanding. To our knowledge, as at the date of this Form 20-F, no person or company, other than Brookfield, beneficially owns or controls or directs, directly or indirectly, more than 5% of our LP Units, on a fully-exchanged basis. Brookfield beneficially owns 40,026,986 LP Units and 129,658,623 Redeemable/Exchangeable partnership units, or an approximately 62% interest in BREP (on a fully-exchanged basis) including its indirect general partnership interest in the Managing General Partner and the BRELP GP LP. All LP Units, including those held by Brookfield, are non-voting. See also the information contained in this Form 20-F under Item 10.B “Memorandum and Articles of Association — Description of our LP Units, Preferred Units and the Amended and Restated Limited Partnership Agreement of BREP”.

As of February 24, 2016, 82,210 of our outstanding LP Units were held by 5 holders of record in the United States, not including LP Units held of record by DTC. As of February 24, 2016, DTC was the holder of record of 11,701,374 LP Units.

The following table sets forth information, as of date of this Form 20-F, regarding the beneficial ownership of LP Units by each person that is a beneficial owner of more than 5% of our LP Units, on a fully-exchanged basis.

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

See also the information contained in this Form 20-F under Item 3.D “Risk Factors — Risks Related to Our Relationship with Brookfield”, Item 5.A “Operating Results — Related Party Transactions”, Item 6.A “Directors and Senior Management”, Item 6.C “Board Practices” and Item 7.A “Major Shareholders” and Note 10 to our audited consolidated financial statements for the year ended December 31, 2015, 2014 and  2013, respectively.

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

If we intend to pursue an acquisition opportunity presented by Brookfield, one or more members of Brookfield may participate in the acquisition opportunity if we do not have the financial capacity (as determined by Brookfield) to acquire all of the opportunity or if Brookfield allocates participation in the opportunity between BREP and one or more members of Brookfield, after taking into consideration the purpose of the investment opportunity, the risk/return profile, the source of the investment opportunity and other factors that Brookfield considers relevant. In the event that we decline an acquisition opportunity presented by Brookfield, Brookfield may pursue such acquisition opportunity for its own account, without restriction. Due to the foregoing, we expect to compete from time-to-time with Brookfield or other third parties for access to the benefits that we expect to realize from Brookfield Asset Management’s involvement in our business. See Item 3.D “Risk Factors — Risks Related to Our Relationship with Brookfield — Brookfield is not necessarily required to act in the best interests of the Service Recipients, BREP or our Unitholders”.

An integral part of our strategy is to participate with institutional investors in Brookfield sponsored or co-sponsored consortiums or funds for acquisitions that fit our strategy. Brookfield has a strong track record of leading such consortiums and funds and actively manages underlying assets to improve performance. Currently, Brookfield manages the Brookfield Americas Infrastructure Fund, a $2.7 billion infrastructure fund focused on the Americas as well as Brookfield Infrastructure Fund II, a $7 billion global infrastructure fund. Brookfield is the fund manager and typically invests approximately 25% to 50% of the capital required for a transaction alongside its institutional investors. It is currently intended that future renewable power acquisitions identified by Brookfield may be funded with commitments pursuant to Brookfield sponsored funds and we would fund Brookfield’s participation where renewable power investments are made by such funds. See Item 3.D “Risk Factors – We do not have control over all our operations”.

In the event of the termination of our Master Services Agreement, the Relationship Agreement would also terminate, including Brookfield’s commitments to provide us with acquisition opportunities, as described above.

Master Services Agreement

BREP, BRELP and the Holding Entities entered into our Master Services Agreement pursuant to which the Service Provider has agreed to provide oversight of the business and provide the services of senior officers to Brookfield Renewable. In addition, the Service Provider has agreed to provide services relating to acquisitions or dispositions, financings, business planning and strategy and oversight and supervision of various day to day management and administration activities. In exchange for providing these services, the Service Provider is entitled to a Base Management Fee, which for the year ended 2015 was approximately $48 million. For a detailed description of our Master Services Agreement, see Item 6.A “Directors and Senior Management – Our Master Services Agreement”. For components of the management fee, see Item 6.A— “Directors and Senior Management — Our Master Services Agreement — Management Fee”.

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

General Partner Distributions

Pursuant to the Amended and Restated Limited Partnership Agreement of BREP, the Managing General Partner is entitled to receive a general partner distribution equal to 0.01% of the total distributions of BREP. See Item 10.B “Memorandum and Articles of Association — Description of Our LP Units, Preferred Units and the Amended and Restated Limited Partnership Agreement of BREP —Distributions”.

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

Other Power Agreements

In addition to the Energy Revenue Agreement, BREP is a party to a number of commercial agreements with Brookfield, including (i) PPAs for the sale of power generated from certain of Brookfield Renewable’s North American facilities to subsidiaries of Brookfield; and (ii) revenue support agreements under which Brookfield supports Brookfield Renewable’s revenue from the sale of power generated by certain of Brookfield Renewable’s North American facilities. Including the Energy Revenue Agreement, Brookfield purchases or provides revenue support for approximately 31% of Brookfield Renewable’s portfolio as of December 31, 2015.

Details of the related party power purchase and revenue support agreements are as follows:

In December 2009, Brookfield entered into a 20-year power sales agreement with the Province of Ontario pursuant to a hydroelectric contracting initiative issued by the provincial government earlier that year. The power sales agreement, which matures in 2029, applies to all power produced by hydro assets in Ontario owned by Great Lakes Power Limited (“GLPL”) and Mississagi Power Trust (“MPT”). As of November 28, 2011, PPAs between Brookfield subsidiaries and GLPL and MPT were amended to increase the price paid by Brookfield to GLPL and MPT and to extend the term of such contracts. These amendments were designed to pass through substantially all of the economics of the new power sales agreement. When the assets of the Fund and the Brookfield Renewable Power Assets were combined into BREP, Brookfield received aggregate consideration in respect of such amendments valued at C$292 million, which was recorded in equity by BREP as part of the adjustments arising from this combination, since the transactions were between entities under the common control of Brookfield. The GLPL and MPT contract amendments were taken into account in the determination of the valuation of BREP and, ultimately, in the number of LP Units that were issued to the public and the number of Redeemable/Exchangeable partnership units of BRELP that were issued to Brookfield. The material terms of the GLPL and MPT contract amendments are described below.

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

The maximum amount of the aggregate liability of BEM LP pursuant to the Energy Marketing Agreement is equal to the fees previously paid by NA Holdco pursuant to the Energy Marketing Agreement in the two most recent calendar years.

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

Indemnification Arrangements

Subject to certain limitations, Brookfield and its directors, officers, agents, members, partners, shareholders and employees generally benefit from indemnification provisions and limitations on liability that are included in the Amended and Restated Limited Partnership Agreement of BREP, Managing General Partner’s bye-laws, the Amended and Restated Limited Partnership Agreement of BRELP, our Master Services Agreement and other arrangements with Brookfield. See Item 6.A “Directors and Senior Management — Our Master Services Agreement”, Item 10.B “Memorandum and Articles of Association — Description of Our LP Units, Preferred Units and the Amended and Restated Limited Partnership Agreement of BREP — Indemnification; Limitations on Liability” and “Memorandum and Articles of Association — Description of the Amended and Restated Limited Partnership Agreement of BRELP — Indemnification; Limitations on Liability”.

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

Conflicts of Interest and Fiduciary Duties

Fiduciary Duties

Each of the Managing General Partner and the BRELP General Partner are required to exercise its powers and carry out its functions as general partner of BREP and BRELP, respectively, honestly and in good faith, and exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, in each case, subject to and after taking into account, the terms and conditions of the Relationship Agreement, our Master Services Agreement and the Conflicts Policy. However, the Amended and Restated Limited Partnership Agreement of BREP and the Amended and Restated Limited Partnership Agreement of BRELP contain various provisions that modify the fiduciary duties that might otherwise be owed to us and our LP Unitholders and Preferred Unitholders, including when conflicts of interest arise. These duties include the duties of care and loyalty. The duty of loyalty, in the absence of provisions in the Amended and Restated Limited Partnership Agreement of BREP and the Amended and Restated Limited Partnership Agreement of BRELP to the contrary, would generally prohibit the Managing General Partner and BRELP General Partner from taking any action or engaging in any transaction as to which it has a conflict of interest. However, the Amended and Restated Limited Partnership Agreement of BREP and the Amended and Restated Limited Partnership Agreement of BRELP provide that the Managing General Partner, BRELP General Partner and their affiliates will not have any obligation under the Amended and Restated Limited Partnership Agreement of BREP and the Amended and Restated Limited Partnership Agreement of BRELP, or as a result of any duties stated or implied by law or equity, including fiduciary duties, to present business or investment opportunities to Brookfield Renewable, BRELP, any Holding Entity or any other holding vehicle established by Brookfield Renewable. They also allow affiliates of the Managing General Partner and BRELP General Partner to engage in activities that may compete with us or our activities, and state that, subject to applicable law, no breach of the Amended and Restated Limited Partnership Agreement of BREP or the Amended and Restated Limited Partnership Agreement of BRELP, or a breach of any duty, including fiduciary duties, may be found for any matter that has been approved by a majority of the independent directors of the Managing General Partner. Further, when resolving conflicts of interest, neither the Amended and Restated Limited Partnership Agreement of BREP nor the Amended and Restated Limited Partnership Agreement of BRELP impose limitations on the discretion of the independent directors or the factors which they may consider in resolving any such conflicts. The independent directors of our Managing General Partner can therefore take into account the interests of third parties, including Brookfield, when resolving conflicts of interest.

These modifications to the fiduciary duties may be detrimental to our LP Unitholders and Preferred Unitholders because they restrict the remedies available for actions that might otherwise constitute a breach of fiduciary duty and permit conflicts of interest to be resolved in a manner that is not always in the best interests of Brookfield Renewable or the best interests of our LP Unitholders and Preferred Unitholders. We believe that it was necessary to modify the fiduciary duties that might otherwise be owed to us and our LP Unitholders and Preferred Unitholders, as described above, due to our organizational and ownership structure and the potential conflicts of interest created thereby. Without modifying those duties, the ability of the Managing General Partner and BRELP General Partner to attract and retain experienced and capable directors and to take actions that we believe will be necessary for the carrying out of our business would be unduly limited due to their concern about potential liability.

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

With respect to transactions in which there is greater potential for a conflict of interest to arise, the Managing General Partner may be required to seek the prior approval of the independent directors pursuant to the Conflicts Policy that has been approved by the independent directors from time to time. These transactions include:

•         subject to certain exceptions, acquisitions by us from, and dispositions by us to, Brookfield;

•         acquisitions whereby Brookfield Renewable and Brookfield are purchasing different assets as part of a single transaction;

•         investing in a private Brookfield sponsored-fund, consortium or partnership;

•         the dissolution of BREP or BRELP;

•         any material amendment to our Master Services Agreement, the Relationship Agreement, the Amended and Restated Limited Partnership Agreement of BRELP or the Amended and Restated Limited Partnership Agreement of BREP;

•         subject to certain exceptions, any material service agreement or other arrangement pursuant to which Brookfield will be paid a fee, or other consideration other than any agreement or arrangement contemplated by our Master Services Agreement;

•         determinations regarding the payment of fees in the LP Units of BREP or limited partnership units of BRELP or the deferral of the incentive distribution (see Item 7.B “Related Party Transactions — Incentive Distributions”);

•         termination of, or any determinations regarding indemnification under, our Master Services Agreement or determinations regarding indemnification under the Amended and Restated Limited Partnership Agreement of BRELP or the Amended and Restated Limited Partnership Agreement of BREP; and

•         subject to certain exceptions, other material transactions involving us and Brookfield.

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

Our organizational and ownership structure and strategy involve a number of relationships that may give rise to conflicts of interest between BREP and our Unitholders, on the one hand, and Brookfield, on the other hand. In particular, conflicts of interest could arise, among other reasons, because:

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

•         there may be circumstances where Brookfield will determine that an acquisition opportunity is not suitable for us because (i) it does not fit with our acquisition strategy, (ii)( limits arising due to regulatory or tax considerations and/or (iii) limits on our financial capacity, and Brookfield is entitled to pursue the acquisition on its own behalf rather than offering us the opportunity to make the acquisition;

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

•         Brookfield does not owe Brookfield Renewable or our LP Unitholders and Preferred Unitholders any fiduciary duties, which may limit our recourse against it;

•         the liability of Brookfield is limited under our arrangements with them, and we have agreed to indemnify Brookfield against claims, liabilities, losses, damages, costs or expenses which they may face in connection with those arrangements, which may lead them to assume greater risks when making decisions than they otherwise would if such decisions were being made solely for their own account, or may give rise to legal claims for indemnification that are adverse to the interests of our LP Unitholders and Preferred Unitholders;

•         Brookfield or a Brookfield sponsored fund or consortium may want to acquire or dispose of the same asset as us;

•         we may be, directly or indirectly, purchasing an asset from, or selling an asset to, Brookfield; and

•         there may be circumstances where we are acquiring different assets as part of the same transaction with Brookfield.

Other Related Party Transactions

The $200 million committed unsecured revolving credit facility provided by Brookfield Asset Management, at LIBOR plus 2%, has been extended for one year to December 2016 on the same terms.

7.C              INTEREST OF EXPERTS AND COUNSEL

Not applicable.

ITEM 8.       FINANCIAL INFORMATION

8.A              CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

Financial Statements

See Item 18. “Financial Statements”, which contains our audited consolidated financial statements prepared in accordance with IFRS.

Dividend Policy

            See Item 4.B “Business Operations — Our LP Unit Distribution Policy”, which contains information regarding our dividend policy and historical distributions. Also see Item 4.B “Business Operations — Distributions to Preferred Unitholders”.

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

ITEM 9.       THE OFFER AND LISTING

9.A              OFFER AND LISTING DETAILS

Our LP Units are listed on the NYSE under the symbol “BEP”. Our LP Units do not have a par value.   Our LP Units began trading on the NYSE on June 11, 2013.  The following table sets forth the reported high and low prices of our LP Units on the NYSE for the periods indicated since issued:

	High	Low
Year ended December 31, 2015	$33.42	$22.88
Year ended December 31, 2014	$32.72	$25.08

The following table sets forth the reported high and low prices of our LP Units on the NYSE for the periods indicated:

	High	Low
October 1, 2015 to December 31, 2015	$28.68	$22.88
July 1, 2015 to September 30, 2015	$29.99	$26.11
April 1, 2015 to June 30, 2015	$33.42	$28.21
January 1, 2015 to March 31, 2015	$32.44	$29.45
October 1, 2014 to December 31, 2014	$32.72	$28.06
July 1, 2014 to September 30, 2014	$31.90	$28.24

The following table sets forth the monthly high and low prices for our units on the NYSE for the most recent six months:

	High	Low
2016
February (February 1 through to February 24)	$27.22	$24.78
January	$26.53	$21.69
2015
December	$26.61	$22.88
November	$26.60	$24.68
October	$28.68	$26.31
September	$28.30	$26.46

Our LP Units are listed on the TSX under the symbol “BEP.UN”. Our LP Units do not have a par value. Trading on the TSX commenced on November 30, 2011. On March 21, 2014, our LP Units were added to the S&P/TSX Composite Index. The following table sets forth the reported high and low prices of our LP Units on the TSX for the periods indicated since issued:

	High	Low
Year ended December 31, 2015	C$41.78	C$31.45
Year ended December 31, 2014	C$36.84	C$27.67
Year ended December 31, 2013	C$32.02	C$25.69
Year ended December 31, 2012	C$31.38	C$25.65

The following table sets forth the quarterly high and low prices for our units on the TSX for the two most recent full financial years:

	High	Low
October 1, 2015 to December 31, 2015	C$37.98	C$31.45
July 1, 2015 to September 30, 2015	C$38.82	C$34.47
April 1, 2015 to June 30, 2015	C$41.78	C$34.98
January 1, 2015 to March 31, 2015	C$41.13	C$36.16
October 1, 2014 to December 31, 2014	C$36.84	C$31.80
July 1, 2014 to September 30, 2014	C$34.98	C$30.87
April 1, 2014 to June 30, 2014	C$32.78	C$30.81
January 1, 2014 to March 31, 2014	C$32.86	C$27.67

The following table sets forth the monthly high and low prices for our units on the TSX for the most recent six months:

	High	Low
2016
February (February 1 through to February 24)	C$37.55	C$34.51
January	C$37.04	C$31.43
2015
December	C$37.98	C$31.45
November	C$34.80	C$32.86
October	C$37.58	C$34.46
September	C$37.42	C$35.15

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

10.B            MEMORANDUM AND ARTICLES OF ASSOCIATION

Description of our LP Units, Preferred Units and the Amended and Restated Limited Partnership Agreement of BREP

The following is a description of the material terms of our LP Units, Preferred Units and the Amended and Restated Limited Partnership Agreement of BREP. Because this description is only a summary of the terms of our LP Units, Preferred Units and the Amended and Restated Limited Partnership Agreement of BREP, it does not contain all of the information that you may find useful and is qualified in its entirety by reference to all of the provisions of the Amended and Restated Limited Partnership Agreement of BREP. For more complete information, you should read the Amended and Restated Limited Partnership Agreement of BREP which is available electronically on the website of the SEC at www.sec.gov and on our SEDAR profile at www.sedar.com and will be made available to LP Unitholders and Preferred Unitholders as described under Item 10.C “Material Contracts” and Item 10.H “Documents on Display”.

See also the information contained in this Form 20-F under Item 3.D “Risk Factors—Risks Related to Our Relationship with Brookfield”, Item 6.A “Directors and Senior Management”, Item 6.C “Board Practices” and Item 7.B “Related Party Transactions”.

Formation and Duration

BREP is a Bermuda exempted limited partnership registered under the Limited Partnership Act 1883 and the Exempted Partnerships Act1992. BREP has a perpetual existence and will continue as a limited liability partnership unless it is terminated or dissolved in accordance with the Amended and Restated Limited Partnership Agreement of BREP. BREP’s interests consist of our LP Units and Preferred Units, which represent limited partnership interests in BREP, and any additional partnership interests representing limited partnership interests that we may issue in the future as described below under “— Issuance of Additional Partnership Interests”.

Nature and Purpose

Under section 2.2 of the Amended and Restated Limited Partnership Agreement of BREP, the purpose of BREP is to: acquire and hold interests in BRELP and, subject to the approval of the Managing General Partner, any other subsidiary of BREP; engage in any activity related to the capitalization and financing of Brookfield Renewable’s interests in such entities; and engage in any other activity that is incidental to or in furtherance of the foregoing and that is approved by the Managing General Partner and that lawfully may be conducted by a limited partnership organized under the Limited Partnership Act1883, the Exempted Partnerships Act 1992 and the Amended and Restated Limited Partnership Agreement of BREP.

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

Our Holders of LP Units or Preferred Units

Our LP Units and Preferred Units are limited partnership interests in BREP. Holders of our LP Units or Preferred Units are not entitled to the withdrawal or return of capital contributions in respect of our LP Units or Preferred Units, except to the extent, if any, that distributions are made to such holders pursuant to the Amended and Restated Limited Partnership Agreement of BREP or upon the liquidation of BREP as described below under “— Liquidation and Distribution of Proceeds” or as otherwise required by applicable law.

Except to the extent expressly provided in the Amended and Restated Limited Partnership Agreement of BREP, a holder of our LP Units or Preferred Units does not have priority over any other LP Unitholder or Preferred Unitholder, either as to the return of capital contributions or as to profits, losses or distributions. Unless otherwise determined by the Managing General Partner, in its sole discretion, LP Unitholders and Preferred Unitholders will not be granted any pre-emptive or other similar right to acquire additional interests in BREP. In addition, LP Unitholders and Preferred Unitholders do not have any right to have their LP Units or Preferred Units redeemed by BREP.

Our Preferred Units

The Class A Preferred Units rank senior to the LP Units with respect to priority in the payment of distributions and in the distribution of the assets in the event of the liquidation, dissolution or winding-up of BREP, whether voluntary or involuntary. Each series of Class A Preferred Units ranks on a parity with every other series of the Class A Preferred Units with respect to priority in the payment of distributions and in the distribution of the assets in the event of the liquidation, dissolution or winding-up of BREP, whether voluntary or involuntary. Each series of Class A Preferred Units ranks on a parity with every other series of the Class A Preferred Units with respect to priority in the return of capital contributions or as to profits, losses and distributions.

The Series 7 Preferred Units are redeemable by BREP on January 31, 2021 and on January 31 every five years thereafter for C$25 per Series 7 Preferred Unit, together with all accrued and unpaid distributions up to but excluding the date of payment or distribution. Holders of the Series 7 Preferred Units will have the right, at their option, to reclassify their Series 7 Preferred Units into Series 8 Preferred Units, subject to certain conditions, on January 31, 2021 and on January 31 every 5 years thereafter. Our Preferred Units do not have a fixed maturity date and are not redeemable at the option of Preferred Unitholders.

The Series 5 Preferred Units will not be redeemable by BREP prior to April 30, 2018. On and after April 30, 2018, BREP may redeem for cash the Series 5 Preferred Units at C$26 per Series 5 Preferred Unit if redeemed before April 30, 2019, C$25.75 per Series 5 Preferred Unit if redeemed on or after April 30, 2019, C$25.50 per Series 5 Preferred Unit if redeemed on or after April 30, 2020, C$25.25 per Series 5 Preferred Unit if redeemed on or after April 30, and C$25 per Series 5 Preferred Unit if redeemed on or after April 30, 2022, in each case together with all accrued and unpaid dividends up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by BREP). Our Preferred Units do not have a fixed maturity date and are not redeemable at the option of Preferred Unitholders.

Issuance of Additional Partnership Interests

Subject to the rights of the holders of Class A Preferred Units to approve issuances of additional partnership interests ranking senior to the Class A Preferred Units with respect to priority in the payment of distributions and in the distribution of the assets in the event of the liquidation, dissolution or winding-up of BREP, whether voluntary or involuntary, and to any approval required by applicable law and the approval of any applicable securities exchange, the Managing General Partner has broad rights to cause BREP to issue additional partnership interests and may cause BREP to issue additional partnership interests (including new classes of partnership interests and options, rights, warrants and appreciation rights relating to such interests) for any partnership purpose, at any time and on such terms and conditions as it may determine without the approval of any limited partners. Any additional partnership interests may be issued in one or more classes, or one or more series of classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of partnership interests) as may be determined by the Managing General Partner in its sole discretion, all without approval of our limited partners.

Transfers of Units

We are not required to recognize any transfer of our LP Units or Preferred Units until certificates, if any, evidencing such LP Units are surrendered for registration of transfer. Each person to whom an LP Unit or Preferred Unit is transferred or issued (including any nominee holder or an agent or representative acquiring such LP Unit Or Preferred Unit for the account of another person) shall be admitted to BREP as a partner with respect to the unit so transferred or issued when any such transfer or issuance is reflected in the books and records of BREP subject to and in accordance with the terms of the Amended and Restated Limited Partnership Agreement of BREP. Any transfer of an LP Unit or Preferred Unit shall not entitle the transferee to share in the profits and losses of BREP, to receive distributions, to receive allocations of income, gain, loss, deduction or credit or any similar item or to any other rights to which the transferor was entitled until the transferee becomes a partner and a party to the Amended and Restated Limited Partnership Agreement of BREP.

By accepting an LP Unit or Preferred Unit for transfer in accordance with the Amended and Restated Limited Partnership Agreement of BREP, each transferee will be deemed to have:

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

The transfer of any unit or Preferred Unit and/or the admission of any new partner to BREP will not constitute an amendment to the Amended and Restated Limited Partnership Agreement of BREP.

Book-Based System

LP Units and Preferred Units may be represented in the form of one or more fully registered unit certificates held by, or on behalf of, CDS or DTC, as applicable, as custodian of such certificates for the participants of CDS or DTC, registered in the name of CDS or DTC or their respective nominee, and registration of ownership and transfers of LP Units and Preferred Units may be effected through the book-based system administered by CDS or DTC, as applicable.

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

Distributions

Subject to the rights of holders of Class A Preferred Units to receive cumulative preferential cash distributions in accordance with the terms of a series of Class A Preferred Units, distributions to partners of BREP will be made only as determined by the Managing General Partner in its sole discretion. However, the Managing General Partner will not be permitted to cause BREP to make a distribution if it does not have sufficient cash on hand to make the distribution, the distribution would render it insolvent or if, in the opinion of the Managing General Partner, the distribution would leave it with insufficient funds to meet any future or contingent obligations, or the distribution would contravene the Limited Partnership Act1883. In addition, BREP will not be permitted to make a distribution on our LP Units unless all accrued distributions have been paid in respect of the Class A Preferred Units, and all other units of BREP ranking prior to or on a parity with the Class A Preferred Units with respect to the payment of distributions.

The amount of taxes withheld or paid by BREP or by any member of Brookfield Renewable in respect of LP Units and Preferred Units held by LP Unitholders, Preferred Unitholders or the Managing General Partner shall be treated either as a distribution to such partner or as a general expense of BREP as determined by the Managing General Partner in its sole discretion.

Holders of the Series 7 Preferred Units will be entitled to receive a cumulative quarterly fixed distribution at a rate of 5.50% annually for the initial period ending January 31, 2021. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the 5 year Government of Canada bond yield plus 4.47%, and (ii) 5.50%. Holders of Series 8 Preferred Units will be entitled to receive a cumulative quarterly floating distribution at a rate equal to the 90 day Canadian Treasury Bill yield plus 4.47%. Holders of the Series 5 Preferred Units will be entitled to receive fixed cumulative preferential cash distributions, as and when declared by the Managing General Partner, payable quarterly on the last day of January, April, July and October in each year at an annual rate equal to 5.59%, less any tax required to be deducted and withheld.

Subject to the terms of any Preferred Units outstanding at the time, any distributions from BREP will be made to the limited partners holding LP Units as to 99.99% and to the Managing General Partner as to 0.01%.Distributions to holders of Class A Preferred Units in accordance with their terms rank higher in priority than distributions to holders of our LP Units. Each holder of LP Units or Preferred Units will receive a pro rata share of distributions made to all holders of LP Units or Preferred Units, as applicable, in accordance with the proportion of all outstanding LP Units or Preferred Units held by that unitholder. Except for receiving 0.01% of distributions from BREP, the Managing General Partner shall not be compensated for its services as Managing General Partner but it shall be reimbursed for certain expenses.

Allocations of Income and Losses

Limited partners (other than partners holding Preferred Units) will share in the net profits and net losses of BREP generally in accordance with their respective percentage interest in BREP.

Net income and net losses for U.S. federal income tax purposes will be allocated for each taxable year or other relevant period among our partners (other than our partners holding Preferred Units) using a monthly, quarterly or other permissible convention pro rata on a per unit basis, except to the extent otherwise required by law or pursuant to tax elections made by BREP. Each item of income, gain, loss and deduction so allocated to a partner of BREP (other than a partners holding Preferred Units) generally will have the same source and character as though such partner had realized the item directly.

The income for Canadian federal income tax purposes of BREP for a given fiscal year of BREP will be allocated to each partner in an amount calculated by multiplying such income by a fraction, the numerator of which is the sum of the distributions received by such partner with respect to such fiscal year,provided that the numerator and denominator will not include any distributions on the Preferred Units that are in satisfaction of accrued distributions on the Preferred Units that were not paid in a previous fiscal year of BREP where the Managing General Partner determines that the inclusion of such distributions would result in a Preferred Unitholder being allocated more income than it would have been if the distributions were paid in the fiscal year of BREP in which they were accrued. Generally, the source and character of items of income so allocated to a partner with respect to a fiscal year of BREP will be the same source and character as the distributions received by such partner with respect to such fiscal year.

If, with respect to a given fiscal year, no distribution is made by BREP, or Brookfield Renewable has a loss for Canadian federal income tax purposes, one quarter of the income, or loss, as the case may be, for Canadian federal income tax purposes for such fiscal year, will be allocated to the partners of record at the end of each quarter ending in such fiscal year as follows: (i) to the Preferred Unitholders in respect of Preferred Units held by them on each such date, such amount of the income or the loss, as the case may be, for Canadian federal income tax purposes as the Managing General Partner determines is reasonable in the circumstances having regard to such factors as the Managing General Partner considers to be relevant, including, without limitation, the relative amount of capital contributed to our partnership on the issuance of Preferred Units as compared to all other LP Units and the relative fair market value of the Preferred Units as compared to all other LP Units, and (ii) to the partners, other than in respect of Preferred Units, the remaining amount of the income or the loss, as the case may be, for Canadian federal income tax purposes pro rata to their respective percentage interests on each such date.

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

If it were determined, however, that a limited partner was participating in the control or management of BREP or conducting the affairs of, signing or executing documents for or otherwise binding BREP (or purporting to do any of the foregoing) within the meaning of the Limited Partnership Act 1883 or the Exempted Partnerships Act1992  , such limited partner would be liable as if it were a general partner of BREP in respect of all debts of BREP incurred while that limited partner was so acting or purporting to act. Neither the Amended and Restated Limited Partnership Agreement of BREP nor the Limited Partnership Act 1883 specifically provides for legal recourse against the Managing General Partner if a limited partner were to lose limited liability through any fault of the Managing General Partner. While this does not mean that a limited partner could not seek legal recourse, we are not aware of any precedent for such a claim in Bermuda case law.

No Management or Control

BREP’s limited partners, in their capacities as such, may not take part in the management or control of the activities and affairs of BREP and do not have any right or authority to act for or to bind BREP or to take part or interfere in the conduct or management of BREP. Limited partners are not entitled to vote on matters relating to BREP, although LP Unitholders are entitled to consent to certain matters as described under “— Amendments to the Amended and Restated Limited Partnership Agreement of BREP”, “— Opinion of Counsel and Limited Partner Approval”, “— Sale or Other Disposition of Assets”, and “— Withdrawal of the Managing General Partner” which may be effected only with the consent of the holders of the percentages of our outstanding LP Units specified below. In addition, limited partners have consent rights with respect to certain fundamental matters and on any other matters that require their approval in accordance with applicable securities laws and stock exchange rules. Each LP Unit shall entitle the LP Unitholder to one vote for the purposes of any approvals of LP Unitholders. Except as otherwise provided by law or as set out in the provisions attached to any series of Class A Preferred Units and except for meetings of the holders of Class A Preferred Units as a class or meetings of the holders of a series thereof, the holders of Class A Preferred Units are not entitled to receive notice of, attend, or vote at any meeting of holders of LP Units, unless and until BREP shall have failed to pay eight quarterly distributions in respect of such series of Class A Preferred Units, whether or not consecutive and whether or not such distributions have been declared and whether or not there are any monies of our partnership properly applicable to the payment of distributions. In the event of such non-payment, and for only so long as any such distributions remain in arrears, such holders will be entitled to receive notice of and to attend each meeting of holders of LP Units (other than any meetings at which only holders of another specified class or series are entitled to vote) and such holders shall have the right, at any such meeting, to one vote for each Preferred Unit held. Upon payment of the entire amount of all such distributions in arrears, the voting rights of such holders of Class A Preferred Units shall forthwith cease (unless and until the same default shall again arise as described herein).

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

Amendments to the Amended and Restated Limited Partnership Agreement of BREP

Amendments to the Amended and Restated Limited Partnership Agreement of BREP may only be proposed by or with the consent of the Managing General Partner. To adopt a proposed amendment, other than the amendments that do not require limited partner approval discussed below, the Managing General Partner must seek approval of at least 66 2/3% of the voting power of our outstanding LP Units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment.

Notwithstanding the above, in addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Class A Preferred Units as a class and any other approval to be given by the holders of the Class A Preferred Units may be given (i) by a resolution signed by the holders of Class A Preferred Units owning not less than the percentage of the Class A Preferred Units that would be necessary to authorize such action at a meeting of the holders of the Class A Preferred Units at which all holders of the Class A Preferred Units were present and voted or were represented by proxy, or (ii) passed by an affirmative vote of at least 66 2/3% of the votes cast at a meeting of holders of the Class A Preferred Units duly called for that purpose and at which the holders of at least 25% of the outstanding Class A Preferred Units are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Class A Preferred Units then present would form the necessary quorum. At any meeting of holders of Class A Preferred Units as a class, each such holder shall be entitled to one vote in respect of each Class A Preferred Unit held.

Further, in addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to each series of Class A Preferred Units, as a series, and any other approval to be given by the holders of each series of Class A Preferred Units, as a series, may be given (i) by a resolution signed by the holders of the applicable series of Class A Preferred Units owning not less than the percentage of such series of Class A Preferred Units that would be necessary to authorize such action at a meeting of the holders of the applicable series of Class A Preferred Units at which all holders of the applicable series of Class A Preferred Units were present and voted or were represented by proxy, or (ii) passed by an affirmative vote of at least 66 2/3% of the votes cast at a meeting of holders of the applicable series of Class A Preferred Units duly called for that purpose and at which the holders of at least 25% of the outstanding applicable series of Class A Preferred Units are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of the applicable series of Class A Preferred Units then present would form the necessary quorum. At any meeting of holders of a series of Class A Preferred Units, as a series, each such holder shall be entitled to one vote in respect of each applicable Class A Preferred Unit held.

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

•         are necessary or appropriate to facilitate the trading of our LP Units or Preferred Units or to comply with any rule, regulation, guideline or requirement of any securities exchange on which our LP Units or Preferred Units are or will be listed for trading;

•         are necessary or appropriate for any action taken by the Managing General Partner relating to splits or combinations of LP Units or Preferred Units made in accordance with the provisions of the Amended and Restated Limited Partnership Agreement of BREP; or

•         are required to effect the intent of the provisions of the Amended and Restated Limited Partnership Agreement of BREP or are otherwise contemplated by the Amended and Restated Limited Partnership Agreement of BREP.

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

Sale or Other Disposition of Assets

The Amended and Restated Limited Partnership Agreement of BREP generally prohibits the Managing General Partner, without the prior approval of the holders of at least 66 2/3% of the voting power of our LP Units, from causing BREP to, among other things, sell, exchange or otherwise dispose of all or substantially all of BREP’s assets in a single transaction or a series of related transactions, including by approving on BREP’s behalf the sale, exchange or other disposition of all or substantially all of the assets of BREP’s subsidiaries. However, the Managing General Partner, in its sole discretion, may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of BREP’s assets (including for the benefit of persons who are not BREP or BREP’s subsidiaries) without that approval. The Managing General Partner may also sell all or substantially all of BREP’s assets under any forced sale of any or all of BREP’s assets pursuant to the foreclosure or other realization upon those encumbrances without that approval.

 Take-Over Bids

If, within 120 days after the date of a take-over bid, as defined in the Securities Act (Ontario), the take-over bid is accepted by holders of not less than 90% of our outstanding LP Units, other than our LP Units held at the date of the take-over bid by the offeror or any affiliate or associate of the offeror, and the offeror acquires all of such LP Units deposited or tendered under the take-over bid, the offeror will be entitled to acquire our LP Units not deposited under the take-over bid on the same terms as our LP Units acquired under the take-over bid.

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

Liquidation and Distribution of Proceeds

Upon our dissolution, unless BREP is continued as a new limited partnership, the liquidator authorized to wind-up BREP’s affairs will, acting with all of the powers of the Managing General Partner that the liquidator deems necessary or appropriate in its judgment, liquidate BREP’s assets and apply the proceeds of the liquidation first, to discharge BREP’s liabilities as provided in the Amended and Restated Limited Partnership Agreement of BREP and by law, second to the holders of any Class A Preferred Units in accordance with the terms of such Class A Preferred Units and thereafter to the partners holding LP Units pro rata according to the percentages of their respective partnership interests as of a record date selected by the liquidator. The liquidator may defer liquidation of BREP’s assets for a reasonable period of time or distribute assets to partners in kind if it determines that an immediate sale or distribution of all or some of BREP’s assets would be impractical or would cause undue loss to the partners.

Withdrawal of the Managing General Partner

The Managing General Partner may withdraw as Managing General Partner without first obtaining approval of our LP Unitholders and Preferred Unitholders by giving 180 days’ advance written notice to the other partners, and that withdrawal will not constitute a violation of the Amended and Restated Limited Partnership Agreement of BREP.

Upon the withdrawal of the Managing General Partner, the holders of at least 66 2/3% of the voting power of our outstanding LP Units may select a successor to that withdrawing Managing General Partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability, tax matters and the Investment Company Act (and similar legislation in other jurisdictions) cannot be obtained, BREP will be dissolved, wound up and liquidated. See “— Termination and Dissolution” above.

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

Transfer of the General Partnership Interest

The Managing General Partner may transfer all or any part of its general partnership interest without first obtaining approval of any LP Unitholder or Preferred Unitholder. As a condition of this transfer, the transferee must (i) be an affiliate of the general partner of BRELP (or the transfer must be made concurrently with a transfer of the general partnership units of BRELP to an affiliate of the transferee), (ii) agree to assume the rights and duties of the Managing General Partner to whose interest that transferee has succeeded, (iii) agree to be bound by the provisions of the Amended and Restated Limited Partnership Agreement of BREP and (iv) furnish an opinion of counsel regarding limited liability and tax matters. Any transfer of the general partnership interest is subject to prior notice to and approval of the relevant Bermuda regulatory authorities. At any time, the shareholder of the Managing General Partner may sell or transfer all or part of its shares in the Managing General Partner without the approval of the LP Unitholders or Preferred Unitholders.

Partnership Name

If the Managing General Partner ceases to be the general partner of BREP and our new general partner is not an affiliate of Brookfield, BREP will be required by the Amended and Restated Limited Partnership Agreement of BREP to change the name of BREP to a name that does not include “Brookfield” and which could not be capable of confusion in any way with such name. The Amended and Restated Limited Partnership Agreement of BREP explicitly provides that this obligation shall be enforceable and may be waived by the Managing General Partner notwithstanding that it may have ceased to be the general partner of BREP.

Transactions with Interested Parties

The Managing General Partner, the Service Provider and their respective partners, members, shareholders, directors, officers, employees and shareholders, which we refer to as “interested parties”, may become limited partners or beneficially interested in limited partners and may hold, dispose of or otherwise deal with our LP Units or Preferred Units with the same rights they would have if the Managing General Partner was not a party to the Amended and Restated Limited Partnership Agreement of BREP. An interested party will not be liable to account either to other interested parties or to BREP, BREP’s partners or any other persons for any profits or benefits made or derived by or in connection with any such transaction.

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

Indemnification; Limitations on Liability

Under the Amended and Restated Limited Partnership Agreement of BREP, BREP is required to indemnify on an after-tax basis out of the assets of BREP to the fullest extent permitted by law the Managing General Partner, the Service Provider and any of their respective affiliates (and their respective officers, directors, agents, shareholders, partners, members and employees), any person who serves on a Governing Body of BREP, BRELP, a Holding Entity, Operating Entity or any other holding vehicle established by BREP and any other person designated by the Managing General Partner as an indemnified person, in each case, against all losses, claims, damages, liabilities, costs or expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, incurred by an indemnified person in connection with our investments and activities or by reason of their holding such positions, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person’s gross negligence, bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under the Amended and Restated Limited Partnership Agreement of BREP, (i) no such person shall be liable to BREP, the Managing General Partner or any LP Unitholder or Preferred Unitholder for any liabilities sustained or incurred as a result of any act or omission of such person, except to the extent there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that such liabilities resulted from such person’s gross negligence, bad faith, fraud, wilful misconduct, or in the case of a criminal matter, actions with knowledge that the conduct was unlawful and (ii) subject to applicable law, any matter that is approved by the independent directors of the Managing General Partner will not constitute a breach of the Amended and Restated Limited Partnership Agreement of BREP or any duties stated or implied by law or equity, including fiduciary duties. The Amended and Restated Limited Partnership Agreement of BREP requires us to advance funds to pay the expenses of an indemnified person in connection with a matter in which indemnification may be sought until it is determined that the indemnified person is not entitled to indemnification.

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

Preferred Unit Guarantees

The Preferred Unit Guarantees provide that each series of Class A Preferred Units will be fully and unconditionally guaranteed by the Preferred Unit Guarantors as to (i) payment of dividends, as and when declared, (ii) payment of amounts due on redemption of the applicable series of Class A Preferred Units, and (iii) payment of amounts due on the liquidation, dissolution or winding up of BREP. For so long as the Preferred Unit Guarantees are in place, they will be subordinated to all of the senior and subordinated debt of the Preferred Unit Guarantors that is not expressly stated to be pari passu or subordinate to the Preferred Unit Guarantees, and will rank senior to the common equity of the Preferred Unit Guarantors. The Preferred Unit Guarantees will rank on a pro rata and pari passu basis with each other. The rights, obligations and liabilities of a Preferred Unit Guarantor pursuant to the Preferred Unit Guarantees will terminate upon the conveyance, distribution, transfer or lease of all or substantially all of its properties, securities and assets to another Preferred Unit Guarantor. A Preferred Unit Guarantor may not otherwise convey, distribute, transfer or lease all or substantially all of its properties, securities and assets to another person, unless the person which acquires the properties, securities and assets of such Preferred Unit Guarantor assumes such Preferred Unit Guarantor’s obligations under the Preferred Unit Guarantees. The Preferred Unit Guarantees were granted by the Preferred Unit Guarantors so that the Preferred Units rank pari passu at the Preferred Unit Guarantor level with the outstanding Preference Shares issued by BRP Equity, which are also guaranteed by the Preferred Unit Guarantors. Provided no default then exists in respect of the applicable Preferred Unit Guarantee, at any time following the termination of its guarantee of the Preferred Shares, each Preferred Unit Guarantor shall be entitled to a full, unconditional and final release of its obligations under its applicable Preferred Unit Guarantee. Should this occur in respect of all the Preferred Unit Guarantors, the Class A Preferred Units will then constitute obligations of BREP alone.

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

Because this description is only a summary of the terms of the agreement, it does not necessarily contain all of the information that you may find useful. For more complete information, you should read the Amended and Restated Limited Partnership Agreement of BRELP which is available electronically on the website of the SEC at www.sec.gov and on our SEDAR profile at www.sedar.com and will be made available to LP Unitholders and Preferred Unitholders as described under Item 10.C “Material Contracts” and Item 10.H “Documents on Display”.

Formation and Duration

BRELP is a Bermuda exempted limited partnership registered under the Limited Partnership Act 1883 and the Exempted Partnerships Act1992  . BRELP has a perpetual existence and will continue as a limited liability partnership unless BREP is terminated or dissolved in accordance with the Amended and Restated Limited Partnership Agreement of BRELP.

Nature and Purpose

Under the Amended and Restated Limited Partnership Agreement of BRELP, the purpose of BRELP is to: acquire and hold interests in the Holding Entities and, subject to the approval of the BRELP GP LP, any other subsidiary of BRELP; engage in any activity related to the capitalization and financing of BRELP’s interests in such entities; and engage in any other activity that is incidental to or in furtherance of the foregoing and that is approved by the BRELP GP LP and that lawfully may be conducted by a limited partnership organized under the Limited Partnership Act1883, the Exempted Partnerships Act 1992 and the Amended and Restated Limited Partnership Agreement of BRELP.

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

Units

BRELP’s units are limited partnership interests. Holders of units of BRELP are not entitled to the withdrawal or return of capital contributions in respect of their units, except to the extent, if any, that distributions are made to such holders pursuant to the Amended and Restated Limited Partnership Agreement of BRELP or upon the dissolution of BRELP or as otherwise required by applicable law. Except to the extent expressly provided in the Amended and Restated Limited Partnership Agreement of BRELP, as amended from time to time, and except pursuant to the terms of any BRELP Class A Preferred Units outstanding, a holder of units of BRELP does not have priority over any other holder of units, either as to the return of capital contributions or as to profits, losses or distributions. The BRELP Class A Preferred Units rank senior to the other BRELP units with respect to priority in the payment of distributions and in the distribution of the assets in the event of the liquidation, dissolution or winding-up of BRELP, whether voluntary or involuntary. Each series of BRELP Class A Preferred Units ranks on a parity with every other series of BRELP Class A Preferred Units with respect to priority in the payment of distributions and in the distribution of the assets in the event of the liquidation, dissolution or winding-up of BRELP, whether voluntary or involuntary.

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

On November 25, 2015 the Amended and Restated Limited Partnership Agreement of BREP was amended to permit the authorization and issuance of Preferred Units and authorize and create the Class A Preferred Units, the Series 7 Preferred Units and the Series 8 Preferred Units. On the same date, BREP issued seven million Series 7 Preferred Units and acquired seven million BRELP Series 7 Preferred Units.

On February 11, 2015 the Amended and Restated Limited Partnership Agreement of BREP was amended to authorize and create the Series 5 Preferred Units. On the same date, BREP issued 2,885,496 million Series 5 Preferred Units and acquired 2,885,496 million BRELP Series 5 Preferred Units.

Issuance of Additional Partnership Interests

Subject to the rights of the holders of BRELP Class A Preferred Units to approve issuances of additional partnership interests ranking senior to the BRELP Class A Preferred Units with respect to priority in the payment of distributions and in the distribution of the assets in the event of the liquidation, dissolution or winding-up of BRELP, whether voluntary or involuntary, and subject to any approval required by applicable law, BRELP may issue additional partnership interests (including new classes of partnership interests and options, rights, warrants and appreciation rights relating to such interests) for any partnership purpose, at any time and from time to time and on such terms and conditions as its general partner may determine. Any additional partnership interests authorized to be issued by Amended and Restated Limited Partnership Agreement of BRELP may be issued in one or more classes, or one or more series of classes, with such designations, preferences, rights, powers and duties (which may be senior to existing classes and series of partnership interests) as its general partner may determine in its sole discretion.

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

 Distributions

Subject to the rights of holders of BRELP Class A Preferred Units to receive cumulative preferential cash distributions in accordance with the terms of a series of BRELP Class A Preferred Units, distributions by BRELP will be made in the sole discretion of its general partner, the BRELP GP LP. The holders of a series of BRELP Class A Preferred Units will be entitled to receive the same distribution as the holders of the corresponding series of BREP’s Class A Preferred Units, respectively. However, the BRELP GP LP will not be permitted to cause BRELP to make a distribution if BRELP does not have sufficient cash on hand to make the distribution, the distribution would render BRELP insolvent or if, in the opinion of the BRELP GP LP, the distribution would or might leave BRELP with insufficient funds to meet any future or contingent obligations or the distribution would contravene the Limited Partnership Act1883.

Except as set forth below, prior to the dissolution of BRELP, distributions of available cash (if any) in any given quarter will be made by BRELP as follows, referred to as the “Regular Distribution Waterfall”:

•         first, 100% of any available cash to BREP until BRELP has distributed an amount equal to BREP’s expenses and outlays for the quarter properly incurred;

•         second, 100% to the owners of the BRELP Preferred Units, in proportion to their respective relative percentage of BRELP Preferred Units held (determined by reference to the aggregate value of the issue price of the BRELP Preferred Units held by each holder relative to the aggregate value of the issue price of all BRELP Preferred Units then outstanding) until there has been distributed in respect of each BRELP Preferred Unit outstanding as of the last day of such quarter an amount equal to all preferential distributions to which the holders of BRELP Preferred Units are entitled under the terms of the BRELP Preferred Units then outstanding and any outstanding accrued and unpaid preferential distributions from prior periods;

•         third, 100% of any available cash then remaining to the owners of BRELP’s partnership interests, other than holders of BRELP Preferred Units, pro rata to their percentage interests, until an amount equal to $0.375 has been distributed in respect of each limited partnership unit of BRELP, other than BRELP Preferred Units, during such quarter, referred to as the “First Distribution Threshold”;

•         fourth, 85% of any available cash then remaining to the owners of BRELP’s partnership interests, other than holders of BRELP Preferred Units, pro rata to their percentage interests, and 15% to its general partner, until an amount equal to $0.4225 has been distributed in respect of each limited partnership unit of BRELP, other than BRELP Preferred Units, during such quarter, referred to as the “Second Distribution Threshold”; and

•         thereafter, 75% of any available cash then remaining to the owners of BRELP’s partnership interests, other than holders of BRELP Preferred Units, pro rata to their percentage interests, and 25% to its general partner.

Notwithstanding the foregoing, for any quarter in which the general partner of BRELP determines, in its sole discretion, that all or a portion of any distribution to holders of BRELP Preferred Units should not be paid until such later time as determined in accordance with the terms of such BRELP Preferred Units, the amount of such distribution (or portion thereof) to be paid at such later time shall be deducted from the available cash for the purposes of the Regular Waterfall Distribution and shall be distributed to such holders of BRELP Preferred Units at such later time.

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

The table below sets forth, on a quarterly and aggregate basis, all management fees and incentive distributions that have been earned since Q1 2012.

(MILLIONS)	Q1 2012	Q2 2012	Q3 2012	Q4 2012	Total 2012
Base management fee (1)	$6.6	$7.7	$10.3	$11.2	$35.8
Incentive distribution	-	-	-	-	-

Total	$6.6	$7.7	$10.3	$11.2	$35.8

	Q1 2013	Q2 2013	Q3 2013	Q4 2013	Total 2013
Base management fee (1)	$12.0	$10.9	$9.2	$8.9	$41.0
Incentive distribution	-	-	-	-	-

Total	$12.0	$10.9	$9.2	$8.9	$41.0
	Q1 2014	Q2 2014	Q3 2014	Q4 2014	Total 2014
Base management fee (1)	$11.1	$12.9	$13.8	$13.5	$51.3
Incentive distribution	0.6	0.6	0.6	0.6	2.4

Total	$11.7	$13.5	$14.4	$14.1	$53.7
	Q1 2015	Q2 2015	Q3 2015	Q4 2015	Total 2015
Base management fee (1)	$14.0	$13.7	$11.0	$10.1	$48.8
Incentive distribution	2.4	1.9	1.9	1.9	8.2

Total	$16.4	$15.6	$12.9	$12.0	$57.0

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

Subject to the terms of any BRELP Preferred Units outstanding, if, prior to the dissolution of BRELP, available cash is deemed by its general partner, in its sole discretion, to be (i) attributable to sales or other dispositions of BRELP’s assets and (ii) representative of unrecovered capital, then such available cash shall be distributed to the partners of BRELP, other than holders of BRELP Preferred Units, in proportion to the unrecovered capital attributable to BRELP’s partnership interests held by such partners until such time as the unrecovered capital attributable to each such partnership interest is equal to zero. Thereafter, distributions of available cash made by BRELP (to the extent made prior to dissolution) will be made in accordance with the Regular Distribution Waterfall.

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

•         second, 100% to the BRELP Preferred Unitholders pro rata in proportion to their respective relative percentage of BRELP Preferred Units held (determined by reference to the aggregate value of the issue price of the BRELP Preferred Units held by each holder of BRELP Preferred Units relative to the aggregate value of the issue price of all BRELP Preferred Units then outstanding) until there has been distributed in respect of each BRELP Preferred Unit outstanding an amount equal to any preferential distributions to which the holder of BRELP Preferred Units are entitled in the event of dissolution, liquidation, or winding up of BRELP under the terms of the BRELP Preferred Units then outstanding (including any outstanding accrued and unpaid preferential distributions from prior periods);

•         third, if there are BRELP Preferred Units outstanding, an amount equal to the amount of cash or property held by BRELP at such time, that is attributable to a realization event occurring prior to the date of a dissolution event and that has been deemed by the general partner of BRELP as capital surplus shall be distributed as though such amount has been deemed by the general partner of BRELP to be (i) attributable to sales or other dispositions of BRELP’s assets and (ii) representative of unrecovered capital;

•         fourth, 100% to the owners of BRELP’s partnership interests, other than holders of BRELP Preferred Units, in proportion to their respective amounts of unrecovered capital in BRELP;

•         fifth, 100% to the owners of BRELP’s partnership interests, other than holders of BRELP Preferred Units, pro rata to their percentage interests, until an amount has been distributed in respect of each limited partnership unit of BRELP, other than BRELP Preferred Units, equal to the excess of (i) the First Distribution Threshold for each quarter during the term of BRELP (subject to adjustment upon the subsequent issuance of additional partnership interests in BRELP), over (ii) the aggregate amount of distributions made in respect of a BRELP’s limited partnership unit, other than BRELP Preferred Units, pursuant to the fourth tier of the Regular Distribution Waterfall during the term of BRELP (subject to adjustment upon the subsequent issuance of additional partnership interests in BRELP);

•         sixth, 85% to the owners of BRELP’s partnership interests, other than holders of BRELP Preferred Units, pro rata to their percentage interests, and 15% to its general partner, until an amount has been distributed in respect of each limited partnership unit of BRELP, other than BRELP Preferred Units, equal to the excess of (i) the Second Distribution Threshold less the First Distribution Threshold for each quarter during the term of BRELP (subject to adjustment upon the subsequent issuance of additional partnership interests in BRELP), over (ii) the aggregate amount of distributions made in respect of a limited partnership unit of BRELP pursuant to the fourth tier of the Regular Distribution Waterfall during the term of BRELP (subject to adjustment upon the subsequent issuance of additional partnership interests in BRELP); and

•         thereafter, 75% to the owners of BRELP’s partnership interests, other than holders of BRELP Preferred Units, pro rata to their percentage interests, and 25% to its general partner.

Each partner’s percentage interest is determined by the relative portion of all outstanding partnership interests, other than any BRELP Preferred Units, held by that partner from time to time and is adjusted upon and reflects the issuance of additional partnership interests of BRELP. In addition, the unreturned capital attributable to each of the partnership interests, as well as certain of the distribution thresholds set forth above, may be adjusted pursuant to the terms of the Amended and Restated Limited Partnership Agreement of BRELP so as to ensure the uniformity of the economic rights and entitlements of (i) the previously outstanding partnership interests of BRELP, and (ii) the subsequently-issued partnership interests of BRELP.

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

Sale or Other Disposition of Assets

The Amended and Restated Limited Partnership Agreement of BRELP generally prohibits the general partner of BRELP, without the prior approval of the holders of at least 50% of the voting power of the units of BRELP, other than BRELP Preferred Units, from causing BRELP to, among other things, sell, exchange or otherwise dispose of all or substantially all of BRELP or Brookfield Renewable’s assets in a single transaction or a series of related transactions.

No Management or Control

BRELP’s limited partners, in their capacities as such, may not take part in the management or control of the activities and affairs of BRELP and do not have any right or authority to act for or to bind BRELP or to take part or interfere in the conduct or management of BRELP.

Limited partners are not entitled to vote on matters relating to BRELP, although holders of units are entitled to consent to certain matters as described under “— Amendment of the Amended and Restated Limited Partnership Agreement of BRELP”, “— Opinion of Counsel and Limited Partner Approval” and “— Withdrawal of the General Partner” which may be effected only with the consent of the holders of the percentages of outstanding units specified below. Each unit shall entitle the holder thereof to one vote for the purposes of any approvals of holders of units. Except as otherwise provided by law or as set out in the provisions attached to any series of BRELP Class A Preferred Units and except for meetings of the holders of BRELP Class A Preferred Units as a class or meetings of the holders of a series thereof, the holders of a series of BRELP Class A Preferred Units are not entitled to receive notice of, attend, or vote at any meeting of holders of units.

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

Amendment of the Amended and Restated Limited Partnership Agreement of BRELP

Amendments to the Amended and Restated Limited Partnership Agreement of BRELP may only be proposed by or with the consent of its general partner. To adopt a proposed amendment, other than the amendments that do not require limited partner approval discussed below, the general partner must seek approval of at least 66 2/3% of the voting power of BRELP’s outstanding units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Notwithstanding the above, in addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the BRELP Class A

Preferred Units as a class and any other approval to be given (i) by the holders of the BRELP Class A Preferred Units may be given by a resolution signed by the holders of BRELP Class A Preferred Units owning not less than the percentage of the BRELP Class A Preferred Units that would be necessary to authorize such action at a meeting of the holders of the BRELP Class A Preferred Units at which all holders of the BRELP Class A Preferred Units were present and voted or were represented by proxy, or (ii) passed by an affirmative vote of at least 66 2/3% of the votes cast at a meeting of holders of the BRELP Class A Preferred Units duly called for that purpose and at which the holders of at least 25% of the outstanding BRELP Class A Preferred Units are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of BRELP Class A Preferred Units then present would form the necessary quorum. At any meeting of holders of BRELP Class A Preferred Units as a class, each such holder shall be entitled to one vote in respect of each BRELP Class A Preferred Unit held.

Further, in addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to each series of BRELP Class A Preferred Units, as a series, and any other approval to be given by the holders of each series of BRELP Class A Preferred Units, as a series, may be given (i) by a resolution signed by the holders of the applicable series of BRELP Class A Preferred Units owning not less than the percentage of such series of BRELP Class A Preferred Units that would be necessary to authorize such action at a meeting of the holders of the applicable series of BRELP Class A Preferred Units at which all holders of the applicable series of BRELP Class A Preferred Units were present and voted or were represented by proxy, or (ii) passed by an affirmative vote of at least 66 2/3% of the votes cast at a meeting of holders of the applicable series of BRELP Class A Preferred Units duly called for that purpose and at which the holders of at least 25% of the outstanding applicable series of BRELP Class A Preferred Units are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of the applicable series of BRELP Class A Preferred Units then present would form the necessary quorum. At any meeting of holders of a series of BRELP Class A Preferred Units, as a series, each such holder shall be entitled to one vote in respect of each applicable BRELP Class A Preferred Unit held.

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

Withdrawal of the General Partner

The BRELP GP LP may withdraw as general partner without first obtaining approval of BRELP’s limited partners or holders of BRELP Preferred Units by giving 180 days advance notice, and that withdrawal will not constitute a violation of the Amended and Restated Limited Partnership Agreement of BRELP.

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

The BRELP GP LP may not be removed unless that removal is approved by the vote of the holders of at least 66 2/3% of the outstanding class of units that are not Redeemable/Exchangeable partnership units and it receives a withdrawal opinion of counsel regarding limited liability, tax matters and the Investment Company Act (and similar legislation in other jurisdictions). Any removal of the BRELP GP LP is also subject to the approval of a successor general partner by the vote of the holders of a majority of the voting power of its outstanding units that are not Redeemable/Exchangeable partnership units.

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

Transfer of the General Partnership Interest

BRELP GP LP may transfer all or any part of its general partnership interest without first obtaining approval of any holders of BRELP limited partnership units or BRELP Preferred Units. As a condition of this transfer, the transferee must (i) be an affiliate of the general partner of BREP (or the transfer must be made concurrently with a transfer of the general partnership units of BREP to an affiliate of the transferee), (ii) agree to assume the rights and duties of the general partner to whose interest that transferee has succeeded, (iii) agree to be bound by the provisions of the Amended and Restated Limited Partnership Agreement of BRELP and (iv) furnish an opinion of counsel regarding limited liability and tax matters. Any transfer of the general partnership interest is subject to prior notice to and approval of the relevant Bermuda regulatory authority. At any time, the members of the BRELP GP LP may sell or transfer all or part of their units in the BRELP GP LP without the approval of the holders of BRELP limited partnership units.

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

BRP Equity

BRP Equity is an indirect wholly-owned subsidiary of BREP incorporated under the CBCA on February 10, 2010. Other than a receivable from an indirect wholly-owned subsidiary of BREP, BRP Equity has no significant assets or liabilities, no subsidiaries and no ongoing business operations of its own. BRP Equity’s Series 1 Shares and Series 2 Shares are guaranteed by BREP and the other Guarantors under the Preference Share Guarantees described below under “— Preference Share Guarantees”.

Pursuant to BRP Equity’s articles of incorporation, BRP Equity is authorized to issue an unlimited number of common shares (the “Common Shares”), an unlimited number of Class A Preference Shares (the “Class A Preference Shares”), issuable in series (which includes the Series 1 Shares, Series 2 Shares, Series 3 Shares, Series 4 Shares, Series 5 Shares and Series 6 Shares), and an unlimited number of Class B preference shares (the “Class B Preference Shares”), issuable in series. As of the date of this Form 20-F, one Common Share held indirectly by BREP was issued and outstanding, and 5,449,675 Series 1 Shares, 4,510,389 Series 2 Shares, 9,961,399 Series 3 Shares, 4,114,504 Series 5 Shares and 7 million Series 6 Shares were issued and trading on the TSX. As of the date of this Form 20-F, Brookfield Renewable holds 2,885,496 Series 5 Shares that were tendered and taken up by BREP as part of the exchange transaction completed in February 2016.  Brookfield Renewable has waived the right to receive dividends on these Series 5 Shares and they are no longer trading on the TSX.  No series of Class B Preference Shares have been created to date. The following is a summary of rights, privileges, restrictions and conditions attached to the Common Shares, Class A Preference Shares, Series 1 Shares, Series 2 Shares, Series 3 Shares, Series 4 Shares, Series 5 Shares, Series 6 Shares, and the Class B Preference Shares.

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

Class A Preference Shares

The following is a summary of certain provisions attaching to or affecting the Class A Preference Shares as a class.

Issuance in Series

The board of directors of BRP Equity may from time to time issue Class A Preference Shares in one or more series, each series to consist of such number of shares as will before issuance thereof be approved by the directors who will at the same time determine the designation, rights, privileges, restrictions and conditions attaching to that series of Class A Preference Shares.

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

The following is a summary of certain provisions attaching to or affecting each series of Class A Preference Shares as a series:

Series	Ticker	Authorized	Issued and Outstanding	Amount (C$ million)(1)	Cumulative Annual Dividend Rate	Earliest Redemption Date	Redemption Price Per Share (C$)(2) (3)	Holder’s Conversion Option
1	BRF.PR.A	10,000,000	5,449,675	136	C$1.3125 per share until April 30, 2015; thereafter the annual fixed dividend rate for each 5-year fixed rate period will be the sum of the Government of Canada Yield plus 2.62%	April 30, 2015	$25.00 on April 30, 2015 and April 30 every five years thereafter	Into Series 2 on a one-for-one basis on April 30, 2015 and on April 30 every five years thereafter and automatically in certain circumstances
2	BRF.PR.B	10,000,000	4,510,389	113	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 2.62%	April 30, 2015	$25.00 for redemptions on April 30, 2020 and April 30 every five years thereafter; $25.50 otherwise	Into Series 1 on a one-for-one basis on April 30, 2015 and on April 30 every five years thereafter and automatically in certain circumstances
3	BRF.PR.C	10,000,000	9,961,399	249	C$1.10 per share until July 31, 2019; thereafter the annual fixed dividend rate for each 5-year fixed rate period will be the sum of the Government of Canada Yield plus 2.94%	July 31, 2019	$25.00 on July 31, 2019 and July 31 every five years thereafter	Into Series 4 on a one-for-one basis on July 31, 2019 and on July 31 every five years thereafter and automatically in certain circumstances
4	N/A	10,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 2.94%	July 31, 2019	$25.00 for redemptions on July 31, 2024 and July 31 every five years thereafter; $25.50 otherwise	Into Series 3 on a one-for-one basis on July 31, 2019 and on July 31 every five years thereafter and automatically in certain circumstances
5	BRF.PR.E	7,000,000	4,114,504(4)	175	C$1.25 per share	April 30, 2018	$26.00 if before April 30, 2019, with annual $0.25 decreases until April 30, 2022; $25.00 thereafter	N/A
6	BRF.PR.F	7,000,000	7,000,000	175	C$1.25 per share	July 31, 2018	$26.00 if before July 31, 2019, with annual $0.25 decreases until July 31, 2022; $25.00 thereafter	N/A

(1)    Rounded to the nearest million.

(2)      Payable quarterly on the last day of January, April, July and October of each year.

(3)      Together with accrued and unpaid dividends.

(4)      As of the date of this Form 20-F, Brookfield Renewable holds 2,885,496 Series 5 Shares that were tendered and taken up by BREP as part of the exchange transaction completed in February 2016. Brookfield Renewable has waived the right to receive dividends on these Series 5 Shares and they are no longer trading on the TSX.

Voting

Holders of all series of Class A Preference Shares are only entitled to receive notice of and to attend all meetings of shareholders if eight quarterly dividends on such series of Class A Preference Shares, whether or not consecutive, have not been paid. In the event of such non-payment, and for only so long as any such dividends remain in arrears, the holders of such series of Class A Preference Shares will be entitled to receive notice of and to attend each meeting of shareholders, other than meetings at which only holders of another specified class or series are entitled to vote. When entitled to vote, holders shall be entitled to one vote in respect of each C$25.00 of the applicable series of Class A Preference Shares held.

Rights on Liquidation

Holders of Class A Preference Shares are entitled to C$25.00 per share (plus accrued and unpaid dividends) in priority to any distribution to holders of shares ranking junior as to capital. Upon such payment, holders of Class A Preference Shares are not entitled to share in any further distribution of assets of the Corporation.

Restrictions on Dividends and Retirement and Issue of Shares

Without the approval of holders of the applicable series of Class A Preference shares in each case, BRP Equity will not:

a)    declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of BRP Equity ranking as to capital and dividends junior to the applicable series of Class A Preference Shares) on shares of BRP Equity ranking as to dividends junior to the applicable series of Class A Preference Shares;

b)    except out of the net cash proceeds of a substantially concurrent issue of shares of BRP Equity ranking as to return of capital and dividends junior to the applicable series of Class A Preference Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of BRP Equity ranking as to capital junior to the applicable series of Class A Preference Shares;

c)    redeem or call for redemption, purchase or otherwise pay off or retire for value or make any return of capital in respect of less than all of the applicable series of Class A Preference Shares then outstanding; or

d)    except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect shares of BRP Equity ranking on a parity with the applicable series of Class A Preference Shares;

unless, in each such case, all accrued and unpaid dividends up to and including the dividend payable for the last completed period for which dividends were payable on the applicable series of Class A Preference Shares and on all other shares of BRP Equity ranking prior to or on parity with such series of Class A Preference Shares with respect to the payment of dividends, have been declared and paid or set aside for payment.

Purchase for Cancellation

Subject to applicable law and to the provisions described under “– Restrictions on Dividends and Retirement and Issue of Shares”, BRP Equity may at any time purchase for cancellation in whole or any part of the applicable series of Class A Preference Shares at the lowest price or prices at which in the opinion of the board of directors of BRP Equity such shares are obtainable.

Shareholder Approvals

Approval of all amendments to the rights, privileges, restrictions and conditions attaching to the applicable series of Class A Preference Shares and any other approval to be given by the holders of the applicable series of Class A Preference Shares may be given by a resolution carried by at least 66 2/3% of the votes cast at a meeting where the required quorum is present. The required quorum for Series 5 Shares and Series 6 Shares is holders of at least 25% of the outstanding shares present in person or represented by proxy. The required quorum for all other Class A Preference Shares is 50% of the outstanding shares present in person or represented by proxy.

Preference Share Guarantees

The Preference Share Guarantees provide that the applicable series of Class A Preference Shares will be fully and unconditionally guaranteed by BREP and the other Preference Share Guarantors as to (i) payment of dividends, as and when declared, (ii) payment of amounts due on redemption of the applicable series of Class A Preference Shares, and (iii) payment of amounts due on the liquidation, dissolution or winding up of BRP Equity. As long as the declaration or payments of dividends on the applicable series of Class A Preference Shares are in arrears, BREP will not make any distributions on our LP Units nor will any other Preference Share Guarantor make any distributions or pay any dividends on equity securities of such Preference Share Guarantor. The Preference Share Guarantees by the Preference Share Guarantors will be subordinated to all of their respective senior and subordinated debt and will rank senior to the LP Units. The Preference Share Guarantees will rank on a pro rata and pari passu basis with each other. The rights, obligations and liabilities of a Preference Share Guarantor pursuant to the Preference Share Guarantees will terminate upon the conveyance, distribution, transfer or lease of all or substantially all of its properties, securities and assets to another Preference Share Guarantor. A Preference Share Guarantor may not otherwise convey, distribute, transfer or lease all or substantially all of its properties, securities and assets to another person, unless the person which acquires the properties, securities and assets of such Preference Share Guarantor assumes such Preference Share Guarantor’s obligations under the Preference Share Guarantees.

Finco

Finco is an indirect wholly-owned subsidiary of BREP incorporated under the ABCA on September 14, 2011. Other than approximately C$1.9 billion aggregate principal amount of publicly-issued Finco Bonds and notes receivable from an indirect wholly-owned subsidiary of BREP, Finco has no significant assets or liabilities, no subsidiaries and no operations of its own.

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

The Finco Bonds are governed under the Bond Indenture and guaranteed by BREP and the other Guarantors as described below under “— Bond Indenture and Guarantees”. The Finco Bonds consist of the following fixed rate medium term notes:

			Principal Amount as
			at December 31,2015
Medium-term notes	Maturity	Interest Rate	(in millions)
Series 3 (C$200 million)	2018	5.25%	C$200 million
Series 4 (C$150 million)	2036	5.84%	C$150 million
Series 6 (C$300 million)	2016	6.13%	C$300 million
Series 7 (C$450 million)	2020	5.14%	C$450 million
Series 8 (C$400 million)	2022	4.79%	C$400 million
Series 9 (C$400 million)	2025	3.75%	C$400 million

Bond Indenture and Guarantees

The Bond Indenture provides for the issuance of one or more series of unsecured debentures or notes of Finco, a wholly-owned subsidiary of BREP, by way of supplemental indentures. The Bond Indenture amends and restates the trust indenture dated as of December 16, 2004, as amended, supplemented or restated, between Brookfield, Bank of New York Mellon and BNY Trust Company of Canada (the “Original Bond Indenture”). The Bond Indenture provided for Finco to assume Brookfield’s obligations in respect of the Series 3, Series 4, Series 6 and Series 7 notes issued under supplemental indentures to the Original Bond Indenture. The Amended and Restated Second Supplemental Indenture to the Original Bond Indenture, dated October 27, 2006, provides for the issue of C$200 million aggregate principal amount of Series 3 medium term notes and C$150 million aggregate principal amount of Series 4 medium term notes. The Amended and Restated Fourth Supplemental Indenture to the Original Bond Indenture, dated November 27, 2009, provides for the issue of C$300 million aggregate principal amount of Series 6 notes. The Fifth Supplemental Indenture to the Original Bond Indenture, dated November 27, 2009, provides for the issue of C$450 million aggregate principal amount of Series 7 notes. The Seventh Supplemental Indenture dated February 7, 2012, provides for the issue of C$400 million aggregate principal amount of Series 8 notes. The Ninth Supplemental Indenture dated March 6, 2015, provides for the issue of C$400 million aggregate principal amount of Series 9 notes. The Finco Bonds are unconditionally guaranteed by BREP and the other Finco Bond Guarantors as to payment of the principal of, premium, if any, and interest on all debentures issued by Finco under the Bond Indenture from time to time and all other obligations and liabilities owing by Finco to the trustee under the Bond Indenture. Pursuant to the guarantees, each of the Finco Bond Guarantors has agreed to not enter into any transaction whereby all or substantially all of the undertaking, property and assets of the Finco Bond Guarantor would become the property of any other person unless the other person assumed the obligations of the Finco Bond Guarantor under the guarantee and certain other conditions are met or unless the transaction is between or among any one or more of Finco, the Finco Bond Guarantor, another Finco Bond Guarantor and/or any subsidiary of any of them. The rights, obligations and liabilities of a Finco Bond Guarantor will terminate in the event that it transfers all or substantially all of its assets to another Finco Bond Guarantor.

10.C            MATERIAL CONTRACTS

The following are the only material contracts, other than contracts entered into in the ordinary course of business, to which we have been a party within the past two years:

•         Relationship Agreement, dated November 28, 2011, by and among BREP, BRELP, the Service Provider, Brookfield, and others (see Item 7.B “Related Party Transactions – Relationship Agreement”).

•         Registration Rights Agreement, dated November 28, 2011, between BREP and BRPI (see Item 7.B “Related Party Transactions – Registration Rights Agreement”).

•         Amended and Restated Indenture, dated as of November 23, 2011, among Finco, BNY Trust Company of Canada and The Bank of New York Mellon (see Item 10.B “Memorandum and Articles of Association – Finco – Bond Indenture and Guarantees”).

•         Guarantee, dated November 23, 2011, by BRELP and BNY Trust Company of Canada (see Item 10.B “Memorandum and Articles of Association – Finco – Bond Indenture and Guarantees”).

•         Guarantee, dated November 23, 2011, by BREP and BNY Trust Company of Canada (see Item 10.B “Memorandum and Articles of Association – Finco – Bond Indenture and Guarantees”).

•         Guarantee, dated November 23, 2011, by LATAM Holdco and BNY Trust Company of Canada (see Item 10.B “Memorandum and Articles of Association – Finco – Bond Indenture and Guarantees”).

•         Guarantee, dated November 23, 2011, by NA Holdco and BNY Trust Company of Canada (see Item 10.B “Memorandum and Articles of Association – Finco – Bond Indenture and Guarantees”).

•         Energy Revenue Agreement, dated November 23, 2011, between BEM LP and BPUSHA (see Item 7.B “Related Party Transactions – Energy Revenue Agreement”).

•         Amended and Restated Guarantee Indenture, dated November 25, 2011, by and among the Preference Share Guarantors from time to time party thereto, BRP Equity, and Computershare Trust Company of Canada (Class A Preference Shares, Series 1) (see Item 10.B “Memorandum and Articles of Association – BRP Equity – Preference Share Guarantees”).

•         Amended and Restated Guarantee Indenture, dated November 25, 2011, by and among the Preference Share Guarantors from time to time party thereto, BRP Equity, and Computershare Trust Company of Canada (Class A Preference Shares, Series 2) (see Item 10.B “Memorandum and Articles of Association – BRP Equity – Preference Share Guarantees”).

•         Guarantee Indenture, dated October 11, 2012, by and among the Guarantors from time to time party thereto, BRP Equity, and Computershare Trust Company of Canada (Class A Preference Shares, Series 3) (see Item 10.B “Memorandum and Articles of Association – BRP Equity – Preference Share Guarantees”).

•         Guarantee Indenture, dated January 29, 2013, by and among the Preference Share Guarantors from time to time party thereto, BRP Equity, and Computershare Trust Company of Canada (Class A Preference Shares, Series 5) (see Item 10.B “Memorandum and Articles of Association – BRP Equity – Preference Share Guarantees”).

•         Guarantee Indenture, dated May 1, 2013, by and among the Preference Share Guarantors from time to time party thereto, BRP Equity, and Computershare Trust Company of Canada (Class A Preference Shares, Series 6) (see Item 10.B “Memorandum and Articles of Association – BRP Equity – Preference Share Guarantees”).

•         Guarantee dated October 7, 2014, by Euro Holdco and BNY Trust Company of Canada (see Item 10.B “Memorandum and Articles of Association – Finco – Bond Indenture and Guarantees”).

•         Guarantee dated February 26, 2015, by Investco and BNY Trust Company of Canada (see Item 10.B “Memorandum and Articles of Association – Finco – Bond Indenture and Guarantees”).

•         Second Amended and Restated Master Services Agreement, dated February 26, 2015, by and among Brookfield Asset Management Inc., BREP, BRELP, and others (see Item 6.A “Directors and Senior Management – Our Master Services Agreement”).

•         Guarantee Indenture, dated November 25, 2015, by and among the Preferred Unit Guarantors, BREP, and Computershare Trust Company of Canada (Series 7 Preferred Units) (see Item 10.B “Memorandum and Articles of Association — Description of our LP Units, Preferred Units and the Amended and Restated Limited Partnership Agreement of BREP — Preferred Unit Guarantees”).

•         Guarantee Indenture, dated November 25, 2015, by and among the Preferred Unit Guarantors, BREP, and Computershare Trust Company of Canada (Series 8 Preferred Units) (see Item 10.B “Memorandum and Articles of Association — Description of our LP Units, Preferred Units and the Amended and Restated Limited Partnership Agreement of BREP— Preferred Unit Guarantees”).

•         Guarantee Indenture, dated February 11, 2016, by and among the Preferred Unit Guarantors, BREP, and Computershare Trust Company of Canada (Series 5 Preferred Units) (see Item 10.B “Memorandum and Articles of Association — Description of our LP Units, Preferred Units and the Amended and Restated Limited Partnership Agreement of BREP— Preferred Unit Guarantees”).

•         Third Amended and Restated Limited Partnership Agreement of BREP, dated February 11, 2016 (see Item 10.B “Memorandum and Articles of Association — Description of our LP Units, Preferred Units and the Amended and Restated Limited Partnership Agreement of BREP”).

•         Third Amended and Restated Limited Partnership Agreement of BRELP, dated February 11, 2016 (see Item 10.B “Memorandum and Articles of Association — Description of our LP Units, Preferred Units and the Amended and Restated Limited Partnership Agreement of BREP”).

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

10.E            TAXATION

The following summary discusses the material United States, Canadian and Bermudian tax considerations related to the holding and disposition of our Units as of the date of this Form 20-F. Holders of our Units are advised to consult their own tax advisers concerning the consequences under the tax laws of the country of which they are resident or in which they are otherwise subject to tax of making an investment in our Units.

Material U.S. Federal Income Tax Considerations

This summary discusses the material United States federal income tax considerations for LP Unitholders relating to the ownership and disposition of LP Units as of the date hereof. This summary is based on provisions of the U.S. Internal Revenue Code on the regulations promulgated under the U.S. Internal Revenue Code, and on published administrative rulings, judicial decisions, and other applicable authorities, all as in effect on the date hereof and all of which are subject to change at any time, possibly with retroactive effect. This summary is necessarily general and may not apply to all categories of investors, some of whom may be subject to special rules, including, without limitation, persons that own (directly or indirectly, applying certain attribution rules) 5% or more of our LP Units, dealers in securities or currencies, financial institutions or financial services entities, mutual funds, life insurance companies, persons that hold LP Units as part of a straddle, hedge, constructive sale or conversion transaction with other investments, persons whose LP Units are loaned to a short seller to cover a short sale of LP Units, persons whose functional currency is not the U.S. dollar, persons who have elected mark-to-market accounting, persons who hold LP Units through a partnership or other entity treated as a pass-through entity for U.S. federal income tax purposes, persons for whom LP Units are not a capital asset, persons who are liable for the alternative minimum tax and certain U.S. expatriates or former long-term residents of the United States. This summary does not address any tax consequences to holders of Preferred Units. Tax-exempt organizations are addressed separately below. The actual tax consequences of the ownership and disposition of LP Units will vary depending on an LP Unitholder’s individual circumstances.

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

An entity that would otherwise be classified as a partnership for U.S. federal income tax purposes may nonetheless be taxable as a corporation if it is a “publicly traded partnership”, unless an exception applies to that entity. BREP is publicly traded. However, an exception, referred to as the “Qualifying Income Exception”, exists with respect to a publicly traded partnership if (i) at least 90% of such partnership’s gross income for every taxable year consists of “qualifying income” and (ii) the partnership would not be required to register under the Investment Company Act if it were a U.S. corporation. Qualifying income includes certain interest income, dividends, real property rents, gains from the sale or other disposition of real property, and any gain from the sale or disposition of a capital asset or other property held for the production of income that otherwise constitutes qualifying income.

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

Uniformity of LP Units

Because BREP cannot match transferors and transferees of LP Units, BREP must maintain the uniformity of the economic and tax characteristics of LP Units to a purchaser of LP Units. In the absence of uniformity, BREP may be unable to comply fully with a number of U.S. federal income tax requirements. A lack of uniformity can result from a literal application of certain Treasury Regulations to BREP’s Section 743(b) adjustments, a determination that BREP’s Section 704(c) allocations are unreasonable, or other reasons. Section 704(c) allocations would be intended to reduce or eliminate the disparity between tax basis and the value of BREP’s assets in certain circumstances, including on the issuance of additional LP Units. In order to maintain the fungibility of all LP Units at all times, BREP will seek to achieve the uniformity of U.S. tax treatment for all purchasers of LP Units which are acquired at the same time and price (irrespective of the identity of the particular seller of LP Units or the time when LP Units are issued), through the application of certain tax accounting principles that the Managing General Partner believes are reasonable for BREP. However, the IRS may disagree with BREP and may successfully challenge its application of such tax accounting principles. Any non-uniformity could have a negative impact on the value of LP Units.

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

If a U.S. Holder were to make an election to treat such U.S. Holder’s share of BREP’s interest in a PFIC as a “qualified electing fund”, such election a “QEF Election”, for the first year such holder were treated as holding such interest, then in lieu of the tax consequences described in the paragraph immediately above, the U.S. Holder would be required to include in income each year a portion of the ordinary earnings and net capital gains of the PFIC, even if not distributed to BREP or to the holder. A QEF Election must be made by a U.S. Holder on an entity-by-entity basis. To make a QEF Election, a U.S. Holder must, among other things, (i) obtain a PFIC annual information statement (through an intermediary statement supplied by BREP) and (ii) prepare and submit IRS Form 8621 with such U.S. Holder’s annual income tax return. To the extent reasonably practicable, BREP intends to timely provide U.S. Holders with the information necessary to make a QEF Election with respect to any BREP entity that the Managing General Partner and the BRELP General Partner believe is a PFIC with respect to a U.S. Holder. Any such election should be made for the first year BREP holds an interest in such entity or for the first year in which a U.S. Holder holds LP Units, if later. Non-corporate U.S. Holders making QEF

Elections are also subject to special rules for determining their taxable income and basis in LP Units for purposes of the 3.8% Medicare tax (as described above under “— Medicare Tax”).

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

Based on the organizational structure of BREP, as well as BREP’s expected income and assets, the Managing General Partner and the BRELP General Partner currently believe that a U.S. Holder is unlikely to be regarded as owning an interest in a PFIC solely by reason of owning LP Units during the taxable year ending December 31, 2016. However, there can be no assurance that an existing BREP entity or a future entity in which BREP acquires an interest will not be classified as a PFIC with respect to a U.S. Holder, because PFIC status is a factual determination that depends on the assets and income of a given entity and must be made on an annual basis. Moreover, in order to ensure that it satisfies the Qualifying Income Exception, BREP may decide to hold an existing or future Operating Entity through a Holding Entity that would be classified as a PFIC. See “— Investment Structure” below.

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

Transferor/Transferee Allocations

BREP may allocate items of income, gain, loss, and deduction using a monthly convention, whereby any such items recognized in a given month by BREP are allocated to our LP Unitholders as of a specified date of such month. As a result, a U.S. Holder who transfers LP Units might be allocated income, gain, loss, and deduction realized by BREP after the date of the transfer. Similarly, if a U.S. Holder acquires additional LP Units, such holder may be allocated income, gain, loss, and deduction realized by BREP prior to such U.S. Holder’s ownership of such LP Units.

Section 706 of the U.S. Internal Revenue Code generally governs allocations of items of partnership income and deductions between transferors and transferees of partnership interests, and the Treasury Regulations provide a safe harbor allowing a publicly traded partnership to use a monthly simplifying convention for such purposes. However, it is not clear that BREP’s allocation method complies with the requirements. If BREP’s convention were not permitted, the IRS might contend that BREP’s taxable income or losses must be reallocated among LP Unitholders. If such a contention were sustained, a U.S. Holder’s tax liabilities might be adjusted to such holder’s detriment. The Managing General Partner is authorized to revise BREP’s method of allocation between transferors and transferees (as well as among investors whose interests otherwise vary during a taxable period).

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

The exclusion from UBTI does not apply to income from “debt-financed property”, which is treated as UBTI to the extent of the percentage of such income that the average acquisition indebtedness with respect to the property bears to the average tax basis of the property for the taxable year. If an entity treated as a partnership for U.S. federal income tax purposes incurs acquisition indebtedness, a tax-exempt partner in such partnership will be deemed to have acquisition indebtedness equal to its allocable portion of such acquisition indebtedness. If any such indebtedness were used by BREP or by BRELP to acquire property, such property generally would constitute debt-financed property, and any income from or gain from the disposition of such debt-financed property allocated to a tax-exempt organization generally would constitute UBTI to such tax-exempt organization. In addition, even if such indebtedness were not used either by BREP or by BRELP to acquire property but were instead used to fund distributions to LP

Unitholders, if a tax-exempt organization subject to taxation in the United States were to use such proceeds to make an investment outside BREP, the IRS might assert that such investment constitutes debt-financed property to such LP Unitholder with the consequences noted above. BREP and BRELP currently do not have any outstanding indebtedness used to acquire property, and the Managing General Partner and the BRELP General Partner do not believe that BREP or BRELP will generate UBTI attributable to debt-financed property in the future. Moreover, the Managing General Partner and the BRELP General Partner intend to use commercially reasonable efforts to structure the activities of BREP and BRELP, respectively, to avoid generating income connected with the conduct of a trade or business (which income generally would constitute UBTI to the extent allocated to a tax-exempt organization). However, neither BREP nor BRELP is prohibited from incurring indebtedness, and no assurance can be provided that neither BREP nor BRELP will generate UBTI attributable to debt-financed property in the future. Tax-exempt U.S. Holders should consult an independent tax adviser regarding the tax consequences of an investment in LP Units.

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

Special rules may apply in the case of any Non-U.S. Holder (i) that has an office or fixed place of business in the United States; (ii) that is present in the United States for 183 days or more in a taxable year; or (iii) that is (a) a former citizen or long-term resident of the United States, (b) a foreign insurance company that is treated as holding a partnership interest in BREP in connection with its U.S. business, (c) a PFIC, or (d) a corporation that accumulates earnings to avoid U.S. federal income tax. Each Non-U.S. Holder should consult an independent tax adviser regarding the application of these special rules.

Administrative Matters

Information Returns and Audit Procedures

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

BREP may be audited by the IRS. Adjustments resulting from an IRS audit could require an LP Unitholder to adjust a prior year’s tax liability and result in an audit of such holder’s own tax return. Any audit of an LP Unitholder’s tax return could result in adjustments not related to BREP’s tax returns, as well as those related to BREP’s tax returns. Under the Bipartisan Budget Act of 2015, for taxable years beginning after December 31, 2017, if the IRS makes an audit adjustment to BREP’s income tax returns, it may assess and collect any taxes (including penalties and interest) resulting from such audit adjustment directly from BREP instead of LP Unitholders (as under prior law). BREP may be permitted to elect to have the Managing General Partner and LP Unitholders take such audit adjustment into account in accordance with their interests in BREP during the taxable year under audit. However, there can be no assurance that BREP will choose to make such election or that it will be available in all circumstances, and the manner in which the election is made and implemented has yet to be determined. If BREP does not make the election, and it pays taxes, penalties, or interest as a result of an audit adjustment, then cash available for distribution to LP Unitholders might be substantially reduced. As a result, current LP Unitholders might bear some or all of the cost of the tax liability resulting from such audit adjustment, even if current LP Unitholders did not own LP Units during the taxable year under audit. Moreover, the calculation of such tax liability might not take into account an LP Unitholder’s tax status, such as the status of a current or former LP Unitholder as tax-exempt. The foregoing considerations also apply with respect to BREP’s interest in BRELP. These rules do not apply to BREP or BRELP for taxable years beginning on or before December 31, 2017.

For taxable years beginning on or before December 31, 2017, the Managing General Partner will act as BREP’s “tax matters partner”. As the tax matters partner, the Managing General Partner will have the authority, subject to certain restrictions, to act on behalf of BREP in connection with any administrative or judicial review of BREP’s items of income, gain, loss, deduction, or credit. Under the Bipartisan Budget Act of 2015, for taxable years beginning after December 31, 2017, a “partnership representative” designated by BREP will have the sole authority to act on behalf of BREP in connection with such administrative or judicial review and to bind both former and current LP Unitholders to actions taken by BREP in such regard, including elections made on behalf of BREP pursuant to the Bipartisan Budget Act of 2015.

The application of the Bipartisan Budget Act of 2015 to BREP and LP Unitholders is uncertain and remains subject to Treasury Regulations and IRS guidance yet to be issued. Each LP Unitholder should consult an independent tax adviser regarding the implications of the Bipartisan Budget Act of 2015 for an investment in LP Units.

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

Foreign Account Tax Compliance

FATCA imposes a 30% withholding tax on “withholdable payments” made to a “foreign financial institution” or a “non-financial foreign entity”, unless such financial institution or entity satisfies certain information reporting or other requirements. Withholdable payments include certain U.S.-source income, such as interest, dividends, and other passive income. Beginning January 1, 2019, withholdable payments also include gross proceeds from the sale or disposition of property that can produce U.S.-source interest or dividends. Based on the organizational structure of BREP, as well as BREP’s expected income and assets, our Managing General Partner currently believes that BREP is unlikely to receive or to make any such “withholdable payments” subject to 30% withholding tax under FATCA. Moreover, we intend to comply with FATCA so as to ensure that the 30% withholding tax does not apply to withholdable payments, if any, received by BREP, BRELP, the Holding Entities or the Operating Entities. Nonetheless, the 30% withholding tax may apply to an LP Unitholder’s allocable share of distributions attributable to withholdable payments, if any, unless such LP Unitholder properly certifies its FATCA status on IRS Form W-8 or IRS Form W-9 (as applicable) and satisfies any additional requirements under FATCA.

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

Information Reporting with Respect to Foreign Financial Assets

Under Treasury Regulations, U.S. individuals that own “specified foreign financial assets” with an aggregate fair market value exceeding either $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year generally are required to file an information report with respect to such assets with their tax returns. Significant penalties may apply to persons who fail to comply with these rules. Specified foreign financial assets include not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person, and any interest in a foreign entity. These information reporting requirements also apply to U.S. corporations, partnerships and trusts formed or availed of for purposes of holding, directly or indirectly, specified foreign financial assets.  The failure to report information required under the current regulations could result in substantial penalties and in the extension of the statute of limitations with respect to federal income tax returns filed by an LP Unitholder. Each LP Unitholder should consult an independent tax adviser regarding the possible implications of these Treasury Regulations for an investment in LP Units.

Certain Effects of a Transfer of LP Units

BREP may allocate items of income, gain, loss, deduction, and credit using a monthly convention, whereby any such items recognized in a given month by BREP are allocated to LP Unitholders as of a specified date of such month. BRELP may invest in debt obligations or other securities for which the accrual of interest or income thereon is not matched by a contemporaneous receipt of cash. Any such accrued interest or other income would be allocated pursuant to such monthly convention. Consequently, LP Unitholders may recognize income in excess of cash distributions received from BREP, and any income so included by an LP Unitholder would increase the basis such LP Unitholder has in LP Units and would offset any gain (or increase the amount of loss) realized by such LP Unitholder on a subsequent disposition of its LP Units.

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

Nominee Reporting

Persons who hold an interest in BREP as a nominee for another person may be required to furnish to BREP:

              i.        the name, address and taxpayer identification number of the beneficial owner and the nominee;

             ii.        whether the beneficial owner is (a) a person that is not a U.S. person, (b) a foreign government, an international organization, or any wholly-owned agency or instrumentality of either of the foregoing, or (c) a tax-exempt entity;

            iii.        the amount and description of LP Units held, acquired, or transferred for the beneficial owner; and

            iv.        specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.

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

Material Canadian Federal Income Tax Considerations

The following is an accurate summary of the material Canadian federal income tax consequences under the Tax Act of the holding and disposition of our Units generally applicable to a Unitholder who, for the purposes of the Tax Act and at all relevant times, holds our Units as capital property, deals at arm’s length and is not affiliated with BREP, BRELP, the Managing General Partner, the BRELP General Partner, the BRELP GP LP or their respective affiliates (a “Holder”). Generally, our Units will be considered to be capital property to a Holder, provided that the Holder does not use or hold our Units in the course of carrying on a business of trading or dealing in securities, and has not acquired them in one or more transactions considered to be an adventure or concern in the nature of trade.

This summary is not applicable to a Holder: (i) that is a “financial institution” (as defined in the Tax Act) for the purposes of the “mark-to-market” property rules; (ii) that is a “specified financial institution” (as defined in the Tax Act); (iii) who makes or has made a functional currency reporting election pursuant to section 261 of the Tax Act; (iv) an interest in which would be a “tax shelter investment” (as defined in the Tax Act) or who acquires a Unit as a “tax shelter investment” (and this summary assumes that no such persons hold our Units); (v) that has, directly or indirectly, a “significant interest” (as defined in subsection 34.2(1) of the Tax Act) in BREP; or (vi) to whom any affiliate of BRELP is a “foreign affiliate” (as defined in the Tax Act). Any such Holders should consult their own tax advisers with respect to an investment in our Units.

This summary is based on the current provisions of the Tax Act, all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”) and the current published administrative and assessing policies and practices of the CRA. This summary assumes that all Tax Proposals will be enacted in the form proposed but no assurance can be given that the Tax Proposals will be enacted in the form proposed or at all.

This summary does not otherwise take into account or anticipate any changes in law, whether by judicial, administrative or legislative action or decision, or changes in the CRA’s administrative and assessing policies and practices, nor does it take into account provincial, territorial or foreign income tax legislation or considerations, which may differ significantly from those described herein. This summary is not exhaustive of all possible Canadian federal income tax consequences that may affect Holders. Holders should consult their own tax advisers in respect of the provincial, territorial or foreign income tax consequences to them of holding and disposing of our Units.

This summary also assumes that except for corporations that are organized in and resident in Canada, no subsidiary of BREP or BRELP will invest in any property in Canada or receive dividends,

rents, interest or royalties from any Canadian resident person. However, no assurance can be given in this regard.

This summary also assumes that neither BREP nor BRELP is a “tax shelter” (as defined in the Tax Act) or a “tax shelter investment”. However, no assurance can be given in this regard.

This summary also assumes that neither BREP nor BRELP will be a “SIFT partnership” at any relevant time for the purposes of the SIFT Rules on the basis that neither BREP nor BRELP will be a “Canadian resident partnership” at any relevant time. However, there can be no assurance that the SIFT Rules will not be revised or amended such that the SIFT Rules will apply.

This summary does not address the deductibility of interest on money borrowed to acquire our Units.

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

For purposes of the Tax Act, all amounts relating to the acquisition, holding or disposition of our Units must be expressed in Canadian dollars including any distributions, adjusted cost base and proceeds of disposition. For purposes of the Tax Act, amounts denominated in a currency other than the Canadian dollar generally must be converted into Canadian dollars using the rate of exchange quoted by the Bank of Canada at noon on the date such amounts arose, or such other rate of exchange as is acceptable to the CRA.

Holders Resident in Canada

The following portion of the summary is generally applicable to a Holder who, for purposes of the Tax Act and at all relevant times, is or is deemed to be resident in Canada (a “Resident Holder”).

Computation of Income or Loss

Each Resident Holder is required to include (or, subject to the “at-risk rules” discussed below, entitled to deduct) in computing his or her income for a particular taxation year, the Resident Holder’s share of BREP’s income (or loss) for its fiscal year ending in, or coincidentally with, the Resident Holder’s taxation year end, whether or not any of that income is distributed to the Resident Holder in the taxation year and regardless of whether our Units were held throughout such year.

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

BREP’s income for tax purposes for a given fiscal year will be allocated to each Resident Holder in an amount calculated by multiplying such income that is allocable to Unitholders by a fraction, the numerator of which is the sum of the distributions received by such Resident Holder with respect to such fiscal year and the denominator of which is the aggregate amount of the distributions made by BREP to all Unitholders with respect to such fiscal year, subject to adjustment in respect of distributions on the Preferred Units that are in satisfaction of accrued distributions on the Preferred Units that were not paid in a previous fiscal year of our partnership where the Managing General Partner determines that the allocation to Preferred Unitholders based on such distributions would result in a Preferred Unitholder being allocated more income than it would have been if the distributions were paid in the fiscal year of BREP in which they were accrued.

If, with respect to a given fiscal year, no distribution is made by BREP to Unitholders or BREP has a loss for tax purposes, one quarter of its income, or loss, as the case may be, for tax purposes for such fiscal year that is allocable to our Unitholders will be allocated to the Resident Holders of record at the end of each calendar quarter ending in such fiscal year as follows: (i) to the Preferred Unitholders in respect of the Preferred Units held by them on each such date, such amount of BREP’s income or loss for tax purposes, as the case may be, as the Managing General Partner determines is reasonable in the circumstances having regard to such factors as the Managing General Partner considers to be relevant, including, without limitation, the relative amount of capital contributed to our partnership on the issuance of Preferred Units as compared to all other Units and the relative fair market value of the Preferred Units, as the case may be, as compared to all other Units, and (ii) to the Unitholders other than in respect of the Preferred Units, the remaining amount of our partnership’s income or loss for tax purposes, as the case may be, to their respective percentage interests..

BREP’s income as determined for purposes of the Tax Act may differ from its income as determined for accounting purposes and may not be matched by cash distributions. The above allocations of income for Canadian tax purposes are subject to a special allocation of income for Canadian tax purposes, that would allocate to Brookfield or certain of its affiliates for Canadian income tax purposes only, a portion of certain gains recognized in respect of a disposition of shares of NA Holdco which will reduce, to the extent provided in the relevant partnership agreement, the income for Canadian tax purposes, if any, allocated to Unitholders associated with such gains, if any. In addition, for purposes of the Tax Act, all income (or losses) of BREP and BRELP must be calculated in Canadian currency. Where BREP (or BRELP) holds investments denominated in U.S. dollars or other foreign currencies, gains and losses may be realized by BREP as a consequence of fluctuations in the relative values of the Canadian and foreign currencies.

In computing BREP’s income (or loss), deductions may be claimed in respect of reasonable administrative costs, interest and other expenses incurred by BREP for the purpose of earning income, subject to the relevant provisions of the Tax Act. BREP may also deduct from its income for the year a portion of the reasonable expenses, if any, incurred by BREP to issue our Units. The portion of such issue expenses deductible by BREP in a taxation year is 20% of such issue expenses, pro-rated where BREP’s taxation year is less than 365 days. BREP and BRELP may be required to withhold and remit Canadian federal withholding tax on any management or administration fees or charges paid or credited to a non-resident person, to the extent that such management or administration fees or charges are deductible in computing BREP’s or BRELP’s income from a source in Canada.

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

Foreign taxes paid by BREP or BRELP and taxes withheld at source on amounts paid or credited to BREP or BRELP (other than for the account of a particular partner) will be allocated pursuant to the governing partnership agreement. Each Resident Holder’s share of the “business-income tax” and “non-business-income tax” paid to the government of a foreign country for a year will be creditable against its Canadian federal income tax liability to the extent permitted by the detailed foreign tax credit rules contained in the Tax Act. Although the foreign tax credit rules are designed to avoid double taxation, the maximum credit is limited. Because of this, and because of timing differences in recognition of expenses and income and other factors, the foreign tax credit rules may not provide a full foreign tax credit for the “business-income tax” and “non-business-income tax” paid by BREP or BRELP to the government of a foreign country. Under the Foreign Tax Credit Generator Rules, the foreign “business-income tax” or “non-

business-income tax” allocated to a Resident Holder for the purpose of determining such Resident Holder’s foreign tax credit for any taxation year may be limited in certain circumstances, including where a Resident Holder’s share of BREP or BRELP’s income under the income tax laws of any country (other than Canada) under whose laws any income of BREP or BRELP is subject to income taxation (the “Relevant Foreign Tax Law”) is less than the Resident Holder’s share of such income for purposes of the Tax Act. For this purpose, a Resident Holder is not considered to have a lesser direct or indirect share of the income of BREP or BRELP under the Relevant Foreign Tax Law than for the purposes of the Tax Act solely because, among other reasons, of a difference between the Relevant Foreign Tax Law and the Tax Act in the manner of computing the income of BREP or BRELP or in the manner of allocating the income of BREP or BRELP because of the admission or withdrawal of a partner. No assurance can be given that the Foreign Tax Credit Generator Rules will not apply to any Resident Holder. If the Foreign Tax Credit Generator Rules apply, the allocation to a Resident Holder of foreign “business-income tax” or “non-business-income tax” paid by BREP or BRELP, and therefore such Resident Holder’s foreign tax credits, will be limited.

BREP and BRELP will be deemed to be a non-resident person in respect of certain amounts paid or credited or deemed to be paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Dividends or interest (other than interest not subject to Canadian federal withholding tax) paid or deemed to be paid by a person resident or deemed to be resident in Canada to BRELP will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. However, the CRA’s administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through the partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-resident partners may be entitled to under an applicable income tax treaty or convention, provided that the residency status and entitlement to the treaty benefits can be established. In determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to BRELP, the Managing General Partner and the BRELP General Partner expect the Holding Entities to look-through BRELP and BREP to the residency of BREP’s partners (including partners who are resident in Canada) and to take into account any reduced rates of Canadian federal withholding tax that non-resident partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to BRELP. However, there can be no assurance that the CRA would apply its administrative practice in this context. Under the Treaty, a Canadian-resident payer is required in certain circumstances to look-through fiscally transparent partnerships, such as BREP and BRELP, to the residency and Treaty entitlements of their partners and to take into account the reduced rates of Canadian federal withholding tax that such partners may be entitled to under the Treaty. Under the Amended and Restated Limited Partnership Agreement of BREP, the amount of any taxes withheld or paid by BREP, BRELP or the Holding Entities in respect of our Units may be treated either as a distribution to our Unitholders or as a general expense of BREP, as determined by the Managing General Partner in its sole discretion. However, the Managing General Partner’s current intention is to treat all such amounts as a distribution to our Unitholders.

If BREP incurs losses for tax purposes, each Resident Holder will be entitled to deduct in the computation of income for tax purposes the Resident Holder’s share of any net losses for tax purposes of BREP for its fiscal year to the extent that the Resident Holder’s investment is “at-risk” within the meaning of the Tax Act. The Tax Act contains “at-risk rules” which may, in certain circumstances, restrict the deduction of a limited partner’s share of any losses of a limited partnership. The Managing General Partner and the BRELP General Partner do not anticipate that BREP or BRELP will incur losses but no assurance can be given in this regard. Accordingly, Resident Holders should consult their own tax advisers for specific advice with respect to the potential application of the “at-risk rules”.

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

Any Non-Resident Subsidiaries in which BRELP directly invests are expected to be CFAs of BRELP. Dividends paid to BRELP by a CFA of BRELP will be included in computing the income of BRELP. To the extent that any CFA of BRELP or any Indirect CFA earns income that is characterized as FAPI in a particular taxation year of the CFA or Indirect CFA, the FAPI allocable to BRELP under the rules in the Tax Act must be included in computing the income of BRELP for Canadian federal income tax purposes for the fiscal period of BRELP in which the taxation year of that CFA or Indirect CFA ends, whether or not BRELP actually receives a distribution of that FAPI. BREP will include its share of such FAPI of BRELP in computing its income for Canadian federal income tax purposes and Resident Holders will be required to include their proportionate share of such FAPI allocated from BREP in computing their income for Canadian federal income tax purposes. As a result, Resident Holders may be required to include amounts in their income even though they have not and may not receive an actual cash distribution of such amounts. If an amount of FAPI is included in computing the income of BRELP for Canadian federal income tax purposes, an amount may be deductible in respect of the “foreign accrual tax” applicable to the FAPI. Any amount of FAPI included in income net of the amount of any deduction in respect of “foreign accrual tax” will increase the adjusted cost base to BRELP of its shares of the particular CFA in respect of which the FAPI was included. At such time as BRELP receives a dividend of this type of income that was previously included in BRELP’s income as FAPI, such dividend will effectively not be included in computing the income of BRELP and there will be a corresponding reduction in the adjusted cost base to BRELP of the particular CFA shares. Under the Foreign Tax Credit Generator Rules, the “foreign accrual tax” applicable to a particular amount of FAPI included in BRELP’s income in respect of a particular “foreign affiliate” of BRELP may be limited in certain specified circumstances, including where the direct or indirect share of the income of any member of BRELP (which is deemed for this purpose to include a Resident Holder) that is a person resident in Canada or a “foreign affiliate” of such a person is, under a Relevant Foreign Tax Law, less than such member’s share of such income for purposes of the Tax Act. No assurance can be given that the Foreign Tax Credit Generator Rules will not apply to BRELP. For this purpose, a Resident Holder is not considered to have a lesser direct or indirect share of the income of BRELP under the Relevant Foreign Tax Law than for purposes of the Tax Act solely because, among other reasons, of a difference between the Relevant Foreign Tax Law and the Tax Act in the manner of computing the income of BRELP or in the manner of allocating the income of BRELP because of the admission or withdrawal of a partner. If the Foreign Tax Credit Generator Rules apply, the “foreign accrual tax” applicable to a particular amount of FAPI included in BRELP’s income in respect of a particular “foreign affiliate” of BRELP will be limited.

Disposition of Units

The disposition (or deemed disposition) by a Resident Holder of a Unit, whether on a redemption, purchase for cancellation or otherwise, will result in the realization of a capital gain (or capital loss) by such Resident Holder in the amount, if any, by which the proceeds of disposition of such Unit, less any reasonable costs of disposition, exceed (or are exceeded by) the adjusted cost base of such Unit.

Subject to the general rules on averaging of cost base, the adjusted cost base of each class or series of a Resident Holder’s Units would generally be equal to: (i) the actual cost of such class or series of Units (excluding any portion thereof financed with limited recourse indebtedness); plus (ii) the share of BREP’s income allocated to the Resident Holder for BREP’s fiscal years ending before the relevant time in respect of the particular class or series of Units; less (iii) the aggregate of the share of BREP’s losses allocated to the Resident Holder (other than losses which cannot be deducted because they exceed the Resident Holder’s “at-risk” amount) for BREP’s fiscal years ending before the relevant time in respect of the particular class or series of Units; and less (iv) the Resident Holder’s distributions received from BREP before the relevant time in respect of the particular class or series of Units.

The foregoing discussion of the calculation of the adjusted cost base assumes that our LP Units and Preferred Units are treated as separate property for purposes of the Tax Act. However, the CRA’s position is to treat all the different types of interests in a partnership that a partner may hold as one capital property, including for purposes of determining the adjusted cost base of all such partnership interests. As a result, on a disposition of a particular type of unit, a partner’s total adjusted cost base is required to be allocated in a reasonable manner to the particular type of unit being disposed of. As acknowledged by the CRA, there is no particular method for determining a reasonable allocation of the adjusted cost base of a partnership interest to the part of the partnership interest that is disposed of. Furthermore, more than one method may be reasonable. If the CRA’s position applies, on a disposition by a Resident Holder of our Units, the Resident Holder should generally be able to allocate his or her adjusted cost base in a manner that treats the LP Units and Preferred Units as separate property. Accordingly, the Managing General Partner intends to provide Unitholders with partnership information returns using such allocation.

Where a Resident Holder disposes of all of its Units in BREP, it will no longer be a partner of BREP. If, however, a Resident Holder is entitled to receive a distribution from BREP after the disposition of all such Units, then the Resident Holder will be deemed to dispose of our Units at the later of: (i) the end of BREP’s fiscal year during which the disposition occurred; and (ii) the date of the last distribution made by BREP to which the Resident Holder was entitled. The share of BREP’s income (or loss) for tax purposes for a particular fiscal year which is allocated to a Resident Holder who has ceased to be a partner will generally be added (or deducted) in the computation of the adjusted cost base of the Resident Holder’s Units immediately prior to the time of the disposition.

A Resident Holder will generally realize a deemed capital gain if, and to the extent that, the adjusted cost base of the Resident Holder’s Units is negative at the end of any fiscal year of BREP. In such a case, the adjusted cost base of the Resident Holder’s Units will be nil at the beginning of BREP’s next fiscal year.

Canadian Holders should consult their own tax advisers for advice with respect to the specific tax consequences to them of disposing of our Units.

Taxation of Capital Gains and Capital Losses

In general, one-half of a capital gain realized by a Resident Holder must be included in computing such Resident Holder’s income as a “taxable capital gain”. One-half of a capital loss is deducted as an “allowable capital loss” against taxable capital gains realized in the year and any remainder may be deducted against net “taxable capital gains” in any of the three years preceding the year or any year following the year to the extent and under the circumstances described in the Tax Act.

A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional refundable tax on its “aggregate investment income” (as defined in the Tax Act) for the year, which is defined to include taxable capital gains.

Eligibility for Investment

Provided that our Units are listed on a “designated stock exchange”, which currently includes the TSX and the NYSE, our Units will be “qualified investments” under the Tax Act for a trust governed by an RRSP, deferred profit sharing plan, RRIF, registered education savings plan, registered disability savings plan, and TFSA. However, there can be no assurance that tax laws relating to “qualified investments" will not change. Taxes may be imposed in respect of the acquisition or holding of non-qualified investments by such registered plans and certain other taxpayers and with respect to the acquisition or holding of “prohibited investments” by a TFSA or an RRSP or RRIF.

Notwithstanding the foregoing, a holder of a TFSA or an annuitant under an RRSP or RRIF, as the case may be, will be subject to a penalty tax if our Units held in the TFSA, RRSP or RRIF are a

“prohibited investment” for the TFSA, RRSP or RRIF, as the case may be. Generally, our Units will not be a “prohibited investment” if the holder of the TFSA or the annuitant under the RRSP or RRIF, as applicable, deals at arm’s length with BREP for purposes of the Tax Act and does not have a “significant interest” (as defined in the Tax Act for purposes of the prohibited investment rules) in BREP. Prospective holders who intend to hold our Units in a TFSA, RRSP or RRIF should consult with their own tax advisers regarding the application of the foregoing “prohibited investment” rules having regard to their particular circumstances.

Alternative Minimum Tax

Resident Holders that are individuals or trusts may be subject to the alternative minimum tax rules. Such Resident Holders should consult their own tax advisers.

Holders Not Resident in Canada

The following portion of the summary is generally applicable to a Holder who, for purposes of the Tax Act and at all relevant times, is not, and is not deemed to be, resident in Canada and who does not use or hold and is not deemed to use or hold its Units in connection with a business carried on in Canada (a “Non-Resident Holder”).

The following portion of the summary assumes that (i) our Units are not and will not, at any relevant time, constitute “taxable Canadian property” of any Non-Resident Holder and (ii) BREP and BRELP will not dispose of property that is “taxable Canadian property”. “Taxable Canadian property” includes, but is not limited to, property that is used or held in a business carried on in Canada and shares of corporations that are not listed on a “designated stock exchange” if more than 50% of the fair market value of the shares is derived from certain Canadian properties during the 60-month period immediately preceding the particular time. In general, our Units will not constitute “taxable Canadian property” of any Non-Resident Holder at a particular time, unless (a) at any time during the 60-month period immediately preceding the particular time, more than 50% of the fair market value of our Units was derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves “taxable Canadian property”), from one or any combination of (i) real or immovable property situated in Canada, (ii) “Canadian resource property”, (iii) “timber resource property”, and (iv) options in respect of, or interests in, or for civil law rights in, such property, whether or not such property exists, or (b) our Units are otherwise deemed to be “taxable Canadian property”. Since BREP’s assets will consist principally of units of BRELP, our Units would generally be “taxable Canadian property” at a particular time if the units of BRELP held by BREP derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves “taxable Canadian property”), more than 50% of their fair market value from properties described in (i) to (iv) above, at any time in the 60-month period preceding the particular time. The Managing General Partner and the BRELP General Partner do not expect our Units to be “taxable Canadian property” of any Non-Resident Holder and they do not expect BREP or BRELP to dispose of “taxable Canadian property”. However, no assurance can be given in these regards. See Item 3.D “Risk Factors — Risks Related to Taxation — Canada”.

The following portion of the summary also assumes that neither BREP nor BRELP will be considered to carry on business in Canada. The Managing General Partner and the BRELP General Partner intend to organize and conduct the affairs of each of these entities, to the extent possible, so that neither of these entities should be considered to carry on business in Canada for purposes of the Tax Act. However, no assurance can be given in this regard. If BREP or BRELP carry on business in Canada, the tax implications to BREP or the BRELP and to holders may be materially and adversely different than as set out herein.

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

BREP and BRELP will be deemed to be a non-resident person in respect of certain amounts paid or credited or deemed to be paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Dividends or interest (other than interest not subject to Canadian federal withholding tax) paid or deemed to be paid by a person resident or deemed to be resident in Canada to BRELP will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. However, the CRA’s administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through the partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-resident partners may be entitled to under an applicable income tax treaty or convention, provided that the residency status and entitlement to the treaty benefits can be established. In determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to BRELP, the Managing General Partner and the BRELP General Partner expect the Holding Entities to look-through BRELP and BREP to the residency of BREP’s partners (including partners who are resident in Canada) and to take into account any reduced rates of Canadian federal withholding tax that non-resident partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to BRELP. However, there can be no assurance that the CRA would apply its administrative practice in this context. Under the Treaty, a Canadian-resident payer is required in certain circumstances to look through fiscally transparent partnerships, such as BREP and BRELP, to the residency and Treaty entitlements of their partners and to take into account the reduced rates of Canadian federal withholding tax that such partners may be entitled to under the Treaty. Under the Amended and Restated Limited Partnership Agreement of BREP, the amount of any taxes withheld or paid by BREP, BRELP or the Holding Entities in respect of our Units may be treated either as a distribution to our Unitholders or as a general expense of BREP, as determined by the Managing General Partner in its sole discretion. However, the Managing General Partner’s current intention is to treat all such amounts as a distribution to our Unitholders.

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

ITEM 14.      MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS

None.

ITEM 15.      CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

            Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (Exchange Act)), as of the end of the period covered by this Form 20-F. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2015, our disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that material information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. While disclosure controls and procedures and internal controls over financial reporting were adequate and effective we continue to implement certain measures to strengthen control processes and procedures.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including persons performing the functions of principal executive and principal financial officers for us, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2015, based on the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on evaluation under the Framework in Internal Control—Integrated Framework, our management concluded that our internal control over financial reporting was effective as of December 31, 2015.

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

Report of Independent Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2015 has been audited by Ernst & Young, Chartered Professional Accountants, Chartered Accountants, who have also audited our consolidated financial statements, as stated in their reports which are included herein.

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

Changes in Internal Control

            There was no change in our internal control over financial reporting during the year ended December 31, 2015, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

16.C            PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our Managing General Partner has retained Ernst & Young LLP to act as our partnership’s independent registered chartered accountants.

The table below summarizes the fees for professional services rendered by Ernst & Young LLP:

	2015	2014	2013
Audit Fees (1)	8,687,937	9,862,878	6,909,639
Audit-related fees (2) (3)	239,590	1,676,862	650,191
Tax fees (3) (4)	178,695	380,700	600,872

(1)           Audit fees relate to the fiscal year audit notwithstanding when the fees and expense were billed or when the services were rendered.

(2)           Audit-related fees relate primarily to services pertaining to financial due diligence, Sarbanes-Oxley readiness activities, capital market transactions, Form 20-F and other securities related matters. Audit-related fees also include other services.

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

16.D            EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

None.

16.E            PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASER

BREP Repurchases

BREP may from time-to-time, subject to applicable law, purchase LP Units for cancellation in the open market, provided that any necessary approval has been obtained. In December 2014, the TSX accepted a notice of BREP’s intention to commence a normal course issuer bid, which permitted BREP to repurchase up to 7,100,000 issued and outstanding LP Units. The price to be paid for our LP Units under the normal course issuer bid was the market price at the time of purchase. The actual number of LP Units to be purchased and the timing of such purchases was determined by BREP, and all purchases were made through the facilities of the TSX or the NYSE. Repurchases were authorized to commence on December 29, 2014 and required to terminate on December 28, 2015 or earlier should BREP have completed its repurchases prior to such date. For the year ended December 31, 2015, BREP purchased an aggregate of 340,289 LP Units with a weighted average price of $26.44 per LP Unit under the normal course issuer bid that was in effect prior to December 29, 2015.

Issuer Purchases of Equity Securities
Period	(a) Total Number of LP Units Purchased	(b) Average Price Paid per LP Unit	(c) Total Number of LP Units Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of LP Units that May Yet Be Purchased Under the Plans or Programs

December 29, 2014 to December 31, 2014	Nil	Nil	Nil	7,100,000

January 1, 2015 to January 31, 2015	Nil	Nil	Nil	7,100,000

February 1, 2015 to February 28, 2015	Nil	Nil	Nil	7,100,000

March 1, 2015 to March 31, 2015	Nil	Nil	Nil	7,100,000

April 1, 2015 to April 30, 2015	Nil	Nil	Nil	7,100,000

May 1, 2015 to May 31, 2015	Nil	Nil	Nil	7,100,000

June 1, 2015 to June 30, 2015	24,200(2)	CDN$37.06	24,200	7,075,800

July 1, 2015 to July 31, 2015	5,000(1)	CDN$36.82	22,900	7,052,900
	17,900(2)	US$27.86
August 1, 2015 to August 31, 2015	53,000(1)	CDN$36.19	81,000	6,971,900
	28,000(2)	US$27.77
September 1, 2015 to September 30, 2015	20,000(1)	CDN$36.14	35,000	6,936,900
	15,000(2)	US$27.18
October 1, 2015 to October 31, 2015	Nil	Nil	Nil	6,936,900

November 1, 2015 to November 30, 2015	63,000(1)	CDN$33.71	119,489	6,817,411
	56,489(2)	US$25.33
December 1, 2015 to December 28, 2015	30,000(1)	CDN$33.15	57,700	6,759,711
	27,700(2)	US$24.73
(1) Purchases made through the facilities of the TSX
(2)Purchases made through the facilities of the NYSE

In December 2015, the TSX accepted a notice of BREP’s intention to renew its normal course issuer bid, which permits BREP to repurchase up to 7,100,000 issued and outstanding LP Units. The price to be paid for our LP Units under the normal course issuer bid is the market price at the time of purchase. The actual number of LP Units to be purchased and the timing of such purchases will be determined by BREP, and all purchases must be made through the facilities of the TSX or the NYSE. Repurchases were authorized to commence on December 29, 2015 and must terminate on December 28, 2016 or earlier should BREP complete its repurchases prior to such date. In addition, Brookfield has indicated that it may from time-to-time, subject to applicable law, purchase LP Units in the market without making an offer to all LP Unitholders.

BRP Equity Repurchases

In June 2015, the TSX accepted a notice of BRP Equity’s intention to commence a normal course issuer bid in connection with its outstanding Class A Preference Shares, which permits BRP Equity to repurchase up to 10% of the total public float of each series of the Class A Preference Shares.   Repurchases were authorized to commence on June 26, 2015 and must terminate on June 25, 2016 or earlier should BRP Equity complete its repurchases prior to such date. For the year ended December 31, 2015, 78,537 Class A Preference Shares were repurchased at a cost of approximately $1 million, and cancelled.  In particular, 32,036 Class A Preference Shares, Series 1, 7,900 Class A Preference Shares, Series 2, and 38,601 Class A Preference Shares, Series 3, were repurchased and cancelled.

Issuer Purchases of Equity Securities
Period	(a) Total Number of Shares Purchased(1)		(b) Average Price Paid per Share	(c) Total number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
June 26, 2015 to June 30, 2015	Series 1	Nil	Nil	Nil	548,091
	Series 2	Nil	Nil	Nil	451,828
	Series 3	Nil	Nil	Nil	1,000,000
	Series 5	Nil	Nil	Nil	700,000
	Series 6	Nil	Nil	Nil	700,000
July 1, 2015 to July 31, 2015	Series 1	28,618	CDN$17.92	28,618	519,473
	Series 2	6,500	CDN$16.33	6,500	445,328
	Series 3	35,201	CDN$20.52	35,201	964,799
	Series 5	Nil	Nil	Nil	700,000
	Series 6	Nil	Nil	Nil	700,000
August 1, 2015 to August 31, 2015	Series 1	3,418	CDN$17.52	3,418	516,055
	Series 2	1,400	CDN$16.10	1,400	443,928
	Series 3	3,400	CDN$19.91	3,400	961,399
	Series 5	Nil	Nil	Nil	700,000
	Series 6	Nil	Nil	Nil	700,000
September 1, 2015 to September 30, 2015	Series 1	Nil	Nil	Nil	516,055
	Series 2	Nil	Nil	Nil	443,928
	Series 3	Nil	Nil	Nil	961,399
	Series 5	Nil	Nil	Nil	700,000
	Series 6	Nil	Nil	Nil	700,000
October 1, 2015 to October 31, 2015	Series 1	Nil	Nil	Nil	516,055
	Series 2	Nil	Nil	Nil	443,928
	Series 3	Nil	Nil	Nil	961,399
	Series 5	Nil	Nil	Nil	700,000
	Series 6	Nil	Nil	Nil	700,000
November 1, 2015 to November 30, 2015	Series 1	Nil	Nil	Nil	516,055
	Series 2	Nil	Nil	Nil	443,928
	Series 3	Nil	Nil	Nil	961,399
	Series 5	Nil	Nil	Nil	700,000
	Series 6	Nil	Nil	Nil	700,000
December 1, 2015 to December 31, 2015	Series 1	Nil	Nil	Nil	516,055
	Series 2	Nil	Nil	Nil	443,928
	Series 3	Nil	Nil	Nil	961,399
	Series 5	Nil	Nil	Nil	700,000
	Series 6	Nil	Nil	Nil	700,000
January 1, 2016 to January 31, 2016	Series 1	Nil	Nil	Nil	516,055
	Series 2	Nil	Nil	Nil	443,928
	Series 3	Nil	Nil	Nil	961,399
	Series 5	Nil	Nil	Nil	700,000
	Series 6	Nil	Nil	Nil	700,000
(1)Purchases made through the facilities of the TSX

16.F             CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

16.G            CORPORATE GOVERNANCE

Our corporate practices are not materially different from those required of domestic limited partnerships under the NYSE listing standards.

PART III

ITEM 17.      FINANCIAL STATEMENTS

Not applicable.

ITEM 18.      FINANCIAL STATEMENTS

See the list of financial statements on page F-1, which are filed as part of this Form 20-F.

ITEM 19.      EXHIBITS

Number	Description
1.1	Certificate of Registration of Brookfield Renewable Energy Partners L.P., dated June 29, 2011.(1)
1.2	Certificate of Deposit of Supplementary Certificate of Brookfield Renewable Energy Partners L.P., dated August 29, 2011.(1)
1.3	Certificate of Deposit of Supplementary Certificate of Brookfield Renewable Energy Partners L.P., dated December 21, 2011.(1)
1.4	Certificate of Deposit of Supplementary Certificate of Brookfield Renewable Energy Partners L.P., dated May 11, 2012.(1)
1.5	Certificate of Deposit of Memorandum of Increase of Share Capital, dated November 23, 2011.(1)
1.6	Amended and Restated Limited Partnership Agreement of Brookfield Renewable Energy Partners L.P., dated February 11, 2016.(4)
1.7	Articles of Incorporation of Brookfield Renewable Partners Limited.(1)
1.8	Form 13 Amending the Registered Office of Brookfield Renewable Partners Limited.(1)
1.9	Bye-laws of Brookfield Renewable Partners Limited.(5)
4.1	Amended and Restated Limited Partnership Agreement of Brookfield Renewable Energy L.P., dated February 11, 2016.(4)
4.2

Amended and Restated Master Services Agreement, dated February 26, 2015, by and among Brookfield Asset Management Inc., Brookfield Renewable Energy Partners L.P., Brookfield Renewable Energy L.P., and others.(2)

4.3

Relationship Agreement, dated November 28, 2011, by and among Brookfield Renewable Energy Partners L.P., Brookfield Renewable Energy L.P., the Service Provider, Brookfield Asset Management Inc., and others.(1)

4.4	Registration Rights Agreement, dated November 28, 2011, between Brookfield Renewable Energy Partners L.P. and Brookfield Asset Management Inc.(1)
4.5

Combination Agreement, dated September 12, 2011, by and among Brookfield Renewable Power Inc., Brookfield Renewable Power Fund, Brookfield Renewable Power Trust and Brookfield Renewable Energy Partners L.P.(1)

4.6

Amended and Restated Indenture, dated as of November 23, 2011, among Brookfield Renewable Energy Partners ULC (formerly BRP Finance ULC), BNY Trust Company of Canada and The Bank of New York Mellon.(1)

4.7

Amended and Restated Guarantee Indenture, dated November 25, 2011, by and among the Preference Share Guarantors from time to time party thereto, Brookfield Renewable Power Preferred Equity Inc., and Computershare Trust Company of Canada (Class A Preference Shares, Series 1).(1)

4.8

Amended and Restated Guarantee Indenture, dated November 25, 2011, by and among the Preference Share Guarantors from time to time party thereto, Brookfield Renewable Power Preferred Equity Inc., and Computershare Trust Company of Canada (Class A Preference Shares, Series 2).(1)

4.9	Guarantee, dated November 23, 2011, by Brookfield Renewable Energy L.P. and BNY Trust Company of Canada.(1)
4.10	Guarantee, dated November 23, 2011, by Brookfield Renewable Energy Partners L.P. and BNY Trust Company of Canada.(1)
4.11	Guarantee, dated November 23, 2011, by BRP Bermuda Holdings I Limited and BNY Trust Company of Canada.(1)
4.12	Guarantee, dated November 23, 2011, by Brookfield BRP Holdings (Canada) Inc. and BNY Trust Company of Canada.(1)
4.14	Energy Revenue Agreement, dated November 23, 2011, between Brookfield Energy Marketing LP and Brookfield Power US Holding America Co.(1)
4.15

Guarantee Indenture, dated October 11, 2012, by and among the Preference Share Guarantors from time to time party thereto, Brookfield Renewable Power Preferred Equity Inc. and Computershare Trust Company of Canada (Class A Preference Shares, Series 3).(1)

4.16

Guarantee Indenture, dated October 11, 2012, by and among the Preference Share Guarantors from time to time party thereto, Brookfield Renewable Power Preferred Equity Inc., and Computershare Trust Company of Canada (Class A Preference Shares, Series 4).(1)

4.17

Guarantee Indenture, dated January 29, 2013, by and among the Preference Share Guarantors from time to time party thereto, Brookfield Renewable Power Preferred Equity Inc., and Computershare Trust Company of Canada (Class A Preference Shares, Series 5).(1)

4.18

Guarantee Indenture, dated May 1, 2013, by and among the Preference Share Guarantors from time to time party thereto, Brookfield Renewable Power Preferred Equity Inc., and Computershare Trust Company of Canada (Class A Preference Shares, Series 6).(1)

4.19	Guarantee, dated October 7, 2014, by Brookfield BRP Europe Holdings (Bermuda) Limited and BNY Trust Company of Canada.(2)
4.20	Guarantee, dated February 26, 2015, by Brookfield Renewable Investments Limited and BNY Trust Company of Canada.(2)
4.21

Guarantee Indenture, dated November 25, 2015, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Energy Partners L.P., and Computershare Trust Company of Canada (Series 7 Preferred Units).(3)

4.22

Guarantee Indenture, dated November 25, 2015, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Energy Partners L.P., and Computershare Trust Company of Canada (Series 8 Preferred Units).(3)

4.23

Guarantee Indenture, dated February 11, 2016, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Energy Partners L.P., and Computershare Trust Company of Canada (Series 5 Preferred Units).(4)

8.1	List of all significant subsidiaries (as defined in §210-1.02(w) of Regulation S-X) of Brookfield Renewable Energy Partners L.P. (incorporated by reference to Item 4.C “Organizational Structure”).
11.1	Code of Business Conduct and Ethics, updated as of October 2014. (2)
12.1

Certification of Sachin Shah, Chief Executive Officer of BRP Energy Group L.P., the Service Provider of Brookfield Renewable Energy Partners L.P., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(5)

12.2

Certification of Nicholas Goodman, Chief Financial Officer of BRP Energy Group L.P., the Service Provider of Brookfield Renewable Energy Partners L.P., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(5)

13.1

Certification of Sachin Shah, Chief Executive Officer of BRP Energy Group L.P., the Service Provider of Brookfield Renewable Energy Partners L.P., pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes Oxley Act of 2002.(5)

13.2

Certification of Nicholas Goodman, Chief Financial Officer of BRP Energy Group L.P., the Service Provider of Brookfield Renewable Energy Partners L.P., pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes Oxley Act of 2002.(5)

15.1	Board of Directors Charter of the Managing General Partner of Brookfield Renewable Energy Partners L.P.(5)
15.2	Audit Committee Charter of the Managing General Partner of Brookfield Renewable Energy Partners L.P.(5)
15.3	Consent of Ernst & Young LLP.(5)

(1)                   Filed as an exhibit to Registration Statement on Form 20-F including all amendments thereto, with the last such amendment having been made on May 16, 2013, and incorporated herein by reference.

(2)                   Filed as an exhibit to our 2014 form 20-F as filed in February 27, 2015 and incorporated herein by reference.

(3)                   Filed as an exhibit to form 6-K on November 27, 2015, and incorporated herein by reference.

(4)                   Filed as an exhibit to form 6-K on February 11, 2016, and incorporated herein by reference.

(5)                   Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing this Form 20-F and that it has duly caused and authorized the undersigned to sign this Form 20-F on its behalf.

Dated: February 26, 2016	BROOKFIELD RENEWABLE ENERGY PARTNERS L.P. by its general partner, Brookfield Renewable Partners Limited

	By:	/s/ Nicholas Goodman
		Name:	Nicholas Goodman
		Title:	Chief Financial Officer of its Service Provider, BRP Energy Group L.P.

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.

 INDEX TO FINANCIAL STATEMENTS

Page

Audited Consolidated Financial Statements as at December 31, 2015 and 2014 for the	F-2
Years Ended December 31, 2015, 2014 and 2013

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

Ernst & Young LLP, the Independent Registered Public Accountants appointed by the directors of the general partner of Brookfield Renewable, have audited the consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) to enable them to express to the partners their opinion on the consolidated financial statements. Their report outlines the scope of their examination and opinion on the consolidated financial statements.

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

Sachin Shah Chief Executive Officer	Nicholas Goodman Chief Financial Officer

  February 26, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners of Brookfield Renewable Energy Partners L.P.

We have audited the accompanying consolidated financial statements of Brookfield Renewable Energy Partners L.P. (“Brookfield Renewable”), which comprise the  consolidated balance sheets as at December 31, 2015 and 2014, and the related consolidated statements of income, comprehensive income (loss), changes in equity and cash flows for each of the years in the three-year period ended December 31, 2015, and a summary of significant accounting policies and other explanatory information.

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

Opinion

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Brookfield Renewable Energy Partners L.P. as at December 31, 2015 and 2014 and its financial performance and its cash flows for each of the years in the three-year period ended December 31, 2015, in accordance with International Financial Reporting Standards as issued by the International Accounting Standards Board.

Other Matter

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Brookfield Renewable’s internal control over financial reporting as of December 31, 2015, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 26, 2016 expressed an unqualified opinion on Brookfield Renewable’s internal control over financial reporting.

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

February 26, 2016

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

Management assessed the effectiveness of Brookfield Renewable’s internal control over financial reporting as of December 31, 2015, based on the criteria set forth in Internal Control – Integrated Framework (2013 framework) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concludes that, as of December 31, 2015, Brookfield Renewable’s internal control over financial reporting is effective. Management excluded from its design and assessment of internal control over financial reporting the internal controls of the Brazil Portfolio, Portugal Wind Portfolio and Scotland Wind Pipeline acquired in 2015, whose total assets, net assets, total revenues and net income on a combined basis constitute approximately 6%, 7%, 6% and 3%, respectively, of the consolidated financial statement amounts as of and for the year ended December 31, 2015.

Brookfield Renewable’s internal control over financial reporting as of December 31, 2015, has been audited by Ernst & Young LLP, the Independent Registered Public Accounting Firm, who also audited Brookfield Renewable’s consolidated financial statements for the year ended December 31, 2015. As stated in the Report of Independent Registered Public Accounting Firm, Ernst & Young LLP expressed an unqualified opinion on the effectiveness of Brookfield Renewable’s internal control over financial reporting as of December 31, 2015.

Sachin Shah Chief Executive Officer	Nicholas Goodman Chief Financial Officer

February 26, 2016

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Partners of Brookfield Renewable Energy Partners L.P.

We have audited Brookfield Renewable Energy Partners L.P. (“Brookfield Renewable”)’s internal control over financial reporting as at December 31, 2015, based on the criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). Brookfield Renewable’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on Brookfield Renewable’s internal control over financial reporting based on our audit.

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

As indicated in the accompanying Management’s Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the Brazil Portfolio, Portugal Wind Portfolio and Scotland Wind Pipeline acquired in 2015, which are included in the 2015 consolidated financial statements of Brookfield Renewable and constituted approximately 6% and 7% of total and net assets, respectively, as of December 31, 2015 and 6% and 3% of revenues and net income, respectively, for the year then ended. Our audit of internal control over financial reporting of Brookfield Renewable also did not include an evaluation of the internal control over financial reporting of the Brazil Portfolio, Portugal Wind Portfolio and Scotland Wind Pipeline acquired in 2015.

In our opinion, Brookfield Renewable maintained, in all material respects, effective internal control over financial reporting as of December 31, 2015, based on the COSO criteria.

We have also audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public Company Accounting Oversight Board (United States), the 2015 consolidated financial statements of Brookfield Renewable and our report dated February 26, 2016 expressed an unqualified  opinion on those financial statements.

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

February 26, 2016

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED BALANCE SHEETS

AS AT DECEMBER 31
(MILLIONS)	Notes	2015	2014
Assets
Current assets
Cash and cash equivalents	6	$63	$150
Restricted cash	7	198	232
Trade receivables and other current assets	8	256	201
Financial instrument assets	9	26	48
Due from related parties	10	57	63
		600	694
Financial instrument assets	9	6	18
Equity-accounted investments	11	197	273
Property, plant and equipment, at fair value	12	18,358	18,566
Deferred income tax assets	16	157	142
Other long-term assets	13	189	156
		$19,507	$19,849
Liabilities
Current liabilities
Accounts payable and accrued liabilities	14	$284	$253
Financial instrument liabilities	9	127	99
Due to related parties	10	64	79
Current portion of long-term debt	15	770	256
		1,245	687
Financial instrument liabilities	9	64	75
Long-term debt and credit facilities	15	6,568	7,422
Deferred income tax liabilities	16	2,695	2,637
Other long-term liabilities	17	172	147
		10,744	10,968
Equity
Non-controlling interests
Participating non-controlling interests - in operating
subsidiaries	19	2,587	2,062
General partnership interest in a holding subsidiary
held by Brookfield	19	52	59
Participating non-controlling interests - in a holding subsidiary
- Redeemable/Exchangeable units held by Brookfield	19	2,559	2,865
Preferred equity	19	610	728
Preferred limited partners' equity	20	128	-
Limited partners' equity	21	2,827	3,167
		8,763	8,881
		$19,507	$19,849

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of Brookfield Renewable Energy Partners L.P.:

Patricia Zuccotti Director	David Mann Director

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEAR ENDED DECEMBER 31
(MILLIONS, EXCEPT AS NOTED)	Notes	2015	2014	2013
Revenues	10	$1,628	$1,704	$1,706
Other income	5, 23	122	10	11
Direct operating costs	24	(552)	(524)	(530)
Management service costs	10	(48)	(51)	(41)
Interest expense – borrowings	15	(429)	(415)	(410)
Share of earnings from equity-accounted investments	11	10	3	9
Unrealized financial instruments (loss) gain	9	(9)	10	37
Depreciation	12	(616)	(548)	(535)
Other	25	(63)	3	(31)
Income before income taxes		43	192	216
Income tax recovery (expense)
Current	16	(18)	(18)	(19)
Deferred	16	78	29	18
		60	11	(1)
Net income		$103	$203	$215
Net income attributable to:
Non-controlling interests
Participating non-controlling interests - in
operating subsidiaries	19	69	51	41
General partnership interest in a holding
subsidiary held by Brookfield	19	-	1	1
Participating non-controlling interests - in a
holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	19	1	55	67
Preferred equity	19	30	38	37
Preferred limited partners' equity	20	1	-	-
Limited partners' equity	21	2	58	69
		$103	$203	$215
Basic and diluted earnings per LP Unit		$0.01	$0.42	$0.52

The accompanying notes are an integral part of these consolidated financial statements.

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME (LOSS)

FOR THE YEAR ENDED DECEMBER 31	Notes
(MILLIONS)		2015	2014	2013
Net income		$103	$203	$215
Other comprehensive income (loss) that will not be
reclassified to net income
Revaluations of property, plant and equipment	11, 12	1,293	1,700	(211)
Actuarial gain (loss) on defined benefit plans	22	5	(8)	12
Deferred income taxes on above items	16	(283)	(369)	104
Total items that will not be reclassified to net income		1,015	1,323	(95)
Other comprehensive (loss) income that may be
reclassified to net income
Financial instruments designated as cash-flow hedges
Gain (loss) arising during the year	9	10	(60)	60
Reclassification adjustments for amounts
recognized in net income	9	(32)	-	(1)
Foreign currency translation	26	(1,083)	(398)	(501)
Deferred income taxes on above items	16	(8)	3	(11)
Total items that may be reclassified subsequently to
net income		(1,113)	(455)	(453)
Other comprehensive (loss) income		(98)	868	(548)
Comprehensive income (loss)		$5	$1,071	$(333)
Comprehensive income (loss) attributable to:
Non-controlling interests
Participating non-controlling interests - in
operating subsidiaries	19	273	310	140
General partnership interest in a holding
subsidiary held by Brookfield	19	(2)	8	(5)
Participating non-controlling interests - in a
holding subsidiary -Redeemable/
Exchangeable units held by Brookfield	19	(86)	379	(224)
Preferred equity	19	(87)	(31)	(16)
Preferred limited partners' equity	20	1	-	-
Limited partners' equity	21	(94)	405	(228)
		$5	$1,071	$(333)

The accompanying notes are an integral part of these consolidated financial statements.

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income						Non-controlling interests
											Participating
										General	non-controlling
										partnership	interests - in a
				Actuarial					Participating	interest in	holding subsidiary
				losses on		Total	Preferred		non-controlling	a holding	- Redeemable
	Limited	Foreign		defined		limited	limited		interests - in	subsidiary	/Exchangeable
YEAR ENDED DECEMBER 31	partners'	currency	Revaluation	benefit	Cash flow	partners'	partners'	Preferred	operating	held by	units held by	Total
(MILLIONS)	equity	translation	surplus	plans	hedges	equity	equity	equity	subsidiaries	Brookfield	Brookfield	equity
Balance, as at December 31, 2014	$(241)	$(241)	$3,685	$(9)	$(27)	$3,167	$-	$728	$2,062	$59	$2,865	$8,881
Net income	2	-	-	-	-	2	1	30	69	-	1	103
Other comprehensive (loss) income	-	(429)	334	2	(3)	(96)	-	(117)	204	(2)	(87)	(98)
Preferred LP Units issued -
net proceeds - (Note 20)	-	-	-	-	-	-	128	-	-	-	-	128
LP Units and preferred shares purchased
for cancellation (Note 19, 21)	(9)	-	-	-	-	(9)	-	(1)	-	-	-	(10)
Capital contributions (Note 19)	-	-	-	-	-	-	-	-	460	-	-	460
Distributions or dividends declared	(239)	-	-	-	-	(239)	(1)	(30)	(208)	(12)	(217)	(707)
Distribution reinvestment plan	5	-	-	-	-	5	-	-	-	-	-	5
Other	(3)	-	-	-	-	(3)	-	-	-	7	(3)	1
Change in year	(244)	(429)	334	2	(3)	(340)	128	(118)	525	(7)	(306)	(118)
Balance, as at December 31, 2015	$(485)	$(670)	$4,019	$(7)	$(30)	$2,827	$128	$610	$2,587	$52	$2,559	$8,763

Balance, as at December 31, 2013	$(337)	$(83)	$3,160	$(7)	$(7)	$2,726	$-	$796	$1,303	$54	$2,657	$7,536
Net income	58	-	-	-	-	58	-	38	51	1	55	203
Other comprehensive income (loss)	-	(158)	527	(2)	(20)	347	-	(69)	259	7	324	868
LP Units issued
Net proceeds	285	-	-	-	-	285	-	-	-	-	-	285
Adjustments	(38)	-	-	-	-	(38)	-	-	-	1	37	-
Capital contributions	-	-	-	-	-	-	-	-	610	-	-	610
Distributions or dividends declared	(216)	-	-	-	-	(216)	-	(38)	(149)	(6)	(201)	(610)
Distribution reinvestment plan	3	-	-	-	-	3	-	-	-	-	-	3
Other	4	-	(2)	-	-	2	-	1	(12)	2	(7)	(14)
Change in year	96	(158)	525	(2)	(20)	441	-	(68)	759	5	208	1,345
Balance, as at December 31, 2014	$(241)	$(241)	$3,685	$(9)	$(27)	$3,167	$-	$728	$2,062	$59	$2,865	$8,881

The accompanying notes are an integral part of these consolidated financial statements.

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income					Non-controlling interests
										Participating
									General	non-controlling
									partnership	interests - in a
				Actuarial				Participating	interest in	holding subsidiary
				losses on		Total		non-controlling	a holding	- Redeemable
	Limited	Foreign		defined		limited		interests - in	subsidiary	/Exchangeable
YEAR ENDED DECEMBER 31	partners'	currency	Revaluation	benefit	Cash flow	partners'	Preferred	operating	held by	units held by	Total
(MILLIONS)	equity	translation	surplus	plans	hedges	equity	equity	subsidiaries	Brookfield	Brookfield	equity
Balance, as at December 31, 2012	$(227)	$125	$3,285	$(11)	$(25)	$3,147	$500	$1,028	$63	$3,070	$7,808
Net income	69	-	-	-	-	69	37	41	1	67	215
Other comprehensive (loss) income	-	(208)	(111)	4	18	(297)	(53)	99	(6)	(291)	(548)
Preferred shares issued							349	-		-	349
Capital contributions	-	-	-	-	-	-	-	265	-	-	265
Distributions or dividends declared	(193)	-	-	-	-	(193)	(37)	(122)	(4)	(188)	(544)
Distribution reinvestment plan	2	-	-	-	-	2	-	-	-	-	2
Other	12	-	(14)	-	-	(2)	-	(8)	-	(1)	(11)
Change in year	(110)	(208)	(125)	4	18	(421)	296	275	(9)	(413)	(272)
Balance, as at December 31, 2013	$(337)	$(83)	$3,160	$(7)	$(7)	$2,726	$796	$1,303	$54	$2,657	$7,536

The accompanying notes are an integral part of these consolidated financial statements.

BROOKFIELD RENEWABLE ENERGY PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEAR ENDED DECEMBER 31
(MILLIONS)	Notes	2015	2014	2013
Operating activities
Net income		$103	$203	$215
Adjustments for the following non-cash items:
Depreciation	12	616	548	535
Unrealized financial instrument loss (gain)	9	9	(10)	(37)
Share of earnings from equity accounted investments	11	(10)	(3)	(9)
Deferred income tax recovery	16	(78)	(29)	(18)
Gain on disposal	5, 23	(53)	-	-
Other non-cash items		62	(9)	43
Dividends received from equity-accounted investments	11	19	30	16
Changes in due to or from related parties		(18)	(10)	(11)
Net change in working capital balances	27	(62)	(20)	1
		588	700	735
Financing activities
Long-term debt - borrowings	15	944	2,118	1,353
Long-term debt - repayments	15	(855)	(1,046)	(1,683)
Capital contributions from participating non-controlling
interests - in operating subsidiaries	19	460	610	265
Issuance of preferred shares	19	-	-	337
Issuance of preferred limited partnership units	20	128	-	-
Issuance of LP Units		-	285	-
Repurchase of LP Units and preferred shares	19, 21	(10)	-	-
Distributions paid:
To participating non-controlling interests - in operating
subsidiaries	19	(208)	(149)	(122)
To preferred shareholders		(31)	(39)	(35)
To unitholders of Brookfield Renewable or BRELP	19, 21	(461)	(480)	(378)
		(33)	1,299	(263)
Investing activities
Acquisitions	4	(663)	(1,838)	(241)
Investment in:
Sustaining capital expenditures	12	(76)	(108)	(79)
Development and construction of renewable power
generating assets	12	(209)	(78)	(147)
Investment tax credits related to renewable power
generating assets	12	-	23	-
Proceeds from disposal of assets	5	143	-	-
Capital distributions received from equity-accounted investments, net	11	144	-	-
Investment in securities		(18)	(25)	-
Restricted cash and other		56	(11)	70
		(623)	(2,037)	(397)
Foreign exchange loss on cash		(19)	(15)	(9)
Cash and cash equivalents
(Decrease) increase		(87)	(53)	66
Balance, beginning of year		150	203	137
Balance, end of year		$63	$150	$203
Supplemental cash flow information:
Interest paid		$414	$406	$388
Interest received		18	10	11
Income taxes paid		32	33	29

The accompanying notes are an integral part of these consolidated financial statements.

brookfield renewable energy partners l.p.

notes to the consolidated financial statements

1.  organization and description of the business

The business activities of Brookfield Renewable Energy Partners L.P. (“Brookfield Renewable”) consist of owning a portfolio of renewable power generating facilities in North America, Latin America and Europe.

Brookfield Renewable is a publicly traded limited partnership established under the laws of Bermuda pursuant to an amended and restated limited partnership agreement dated November 20, 2011.

The registered office of Brookfield Renewable is 73 Front Street, Fifth Floor, Hamilton HM12, Bermuda.

The immediate parent of Brookfield Renewable is its general partner, Brookfield Renewable Partners Limited (“BRPL”). The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (“Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as “Brookfield” in these financial statements.

Brookfield Renewable’s non-voting limited partnership units (“LP Units”) are traded under the symbol “BEP” on the New York Stock Exchange and under the symbol “BEP.UN” on the Toronto Stock Exchange.

Unless the context indicates or requires otherwise, the term “Brookfield Renewable” means Brookfield Renewable Energy Partners L.P. and its controlled entities.

2.  BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).  The accounting policies used in the consolidated financial statements are based on the IFRS applicable as at December 31, 2015, and encompasses individual IFRS, International Accounting Standards (“IAS”), and interpretations made by the International Financial Reporting Interpretations Committee (“IFRIC”) and the Standing Interpretations Committee (“SIC”). The policies set out below are consistently applied to all periods presented, unless otherwise noted.

These consolidated financial statements have been authorized for issuance by the Board of Directors of its general partner, BRPL, on February 26, 2016.

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

Brookfield Renewable has entered into a voting agreement with Brookfield, which provides Brookfield Renewable with control of the general partner of Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary.  Accordingly, Brookfield Renewable consolidates the accounts of BRELP and its subsidiaries. In addition, BRELP issued redeemable-exchangeable limited partnership units to Brookfield (“Redeemable/Exchangeable partnership units”), pursuant to which the holder may at its request require BRELP to redeem the Redeemable/Exchangeable partnership units for cash consideration. This right is subject to Brookfield Renewable’s right of first refusal which entitles it, at its sole discretion, to elect to acquire all of the Redeemable/Exchangeable partnership units so presented to BRELP that are tendered for redemption in exchange for LP Units.  As Brookfield Renewable, at its sole discretion, has the right to settle the obligation with LP Units, the Redeemable/Exchangeable partnership units are classified as equity of Brookfield Renewable (“Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield”).

Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control of the entities that own certain U.S., Brazil and Europe renewable power generating operations. These voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities. Refer to Note 11 - Related party transactions for further information.

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

(e) Restricted cash

Restricted cash includes cash and cash equivalents, where the availability of funds is restricted primarily by credit agreements.

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

Depreciation on power generating assets is calculated on a straight-line basis over the estimated service lives of the assets, which are as follows:

Estimated service lives
Dams	Up to 115 years
Penstocks	Up to 60 years
Powerhouses	Up to 115 years
Hydroelectric generating units	Up to 115 years
Wind generating units	Up to 30 years
Gas-fired co-generating units	Up to 40 years
Other assets	Up to 60 years

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

The depreciation of property, plant and equipment in Brazil is based on the duration of the authorization or the useful life of a concession asset. The weighted-average remaining duration at December 31, 2015 is 18 years (2014: 15 years). Since land rights are part of the concession or authorization, this cost is also subject to depreciation.

Any accumulated depreciation at the date of revaluation is eliminated against the gross carrying amount of the asset, and the net amount is applied to the revalued amount of the asset.

Gains and losses on disposal of an item of property, plant and equipment are recognized in Other income in the consolidated statements of income (loss). The revaluation surplus is reclassified within the respective components of equity and not reclassified to net income (loss) when the assets are disposed.

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

(iii)       Available-for-sale investments

Investments in publicly quoted equity and debt securities are categorized as available-for-sale when it is not Brookfield Renewable’s strategic intent to sell the securities and the securities were not acquired principally for their near-term sale.  Available-for-sale equity and debt investments are recorded at fair value with unrealized gains and losses recorded in OCI. Realized gains and losses are recorded in income when investments are sold and are calculated using the average carrying amount of securities sold.  If the fair value of an investment declines below the carrying amount, qualitative and quantitative assessments of whether the impairment is either signiﬁcant or prolonged is undertaken. All relevant facts and circumstances in this assessment are undertaken to determine, particularly the length of time and extent to which fair value has declined below the carrying amount.

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

 (l) Business combinations

The acquisition of a business is accounted for using the acquisition method.  The consideration for an acquisition is measured at the aggregate of the fair values, at the date of exchange, of the assets transferred, the liabilities incurred to former owners of the acquired business, and equity instruments issued by the acquirer in exchange for control of the acquired business. The acquired business’ identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 are recognized at their fair values at the acquisition date, except for income taxes which are measured in accordance with IAS 12, Income Taxes, share-based payments which are measured in accordance with IFRS 2, Share-based Payment and non-current assets that are classified as held-for-sale which are measured at fair value less costs to sell in accordance with IFRS 5. The non-controlling interest in the acquiree is initially measured at the non-controlling interest’s proportion of the net fair value of the identifiable assets, liabilities and contingent liabilities recognized.

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

Where applicable, the consideration for the acquisition includes any asset or liability resulting from a contingent consideration arrangement, measured at its acquisition-date fair value. Subsequent changes in fair values are adjusted against the cost of the acquisition where they qualify as measurement period adjustments. All other subsequent changes in the fair value of contingent consideration classified as liabilities will be recognized in the consolidated statements of income (loss), whereas changes in the fair values of contingent consideration classified within equity are not subsequently re-measured.

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

(iii)       Decommissioning, restoration and environmental liabilities

Legal and constructive obligations associated with the retirement of property, plant and equipment are recorded as liabilities when those obligations are incurred and are measured at the present value of the expected costs to settle the liability, using a discount rate that reflects the current market assessments of the time value of money and the risks specific to the liability. The liability is accreted up to the date the liability will be incurred with a corresponding charge to operating expenses. The carrying amount of decommissioning, restoration and environmental liabilities is reviewed annually with changes in the estimates of timing or amount of cash flows added to or deducted from the cost of the related asset.

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

(n) Critical estimates

Brookfield Renewable makes estimates and assumptions that affect the carrying value of assets and liabilities, disclosure of contingent assets and liabilities and the reported amount of income and OCI for the year. Actual results could differ from these estimates. The estimates and assumptions that are critical to the determination of the amounts reported in the consolidated financial statements relate to the following:

(i)         Property, plant and equipment

The fair value of Brookfield Renewable’s property, plant and equipment is calculated using estimates and assumptions about future electricity prices from renewable sources, anticipated long-term average generation, estimated operating and capital expenditures, future inflation rates and discount rates, as described in Note 12 - Property, plant and equipment, at fair value. Judgment is involved in determining the appropriate estimates and assumptions in the valuation of Brookfield Renewable’s property, plant and equipment. See Note 2(o)(iii) - Critical judgments in applying accounting policies - Property, plant and equipment for further details.

Estimates of useful lives and residual values are used in determining depreciation and amortization. To ensure the accuracy of useful lives and residual values, these estimates are reviewed on an annual basis.

(ii)        Financial instruments

Brookfield Renewable makes estimates and assumptions that affect the carrying value of its financial instruments, including estimates and assumptions about future electricity prices, long-term average generation, capacity prices, discount rates and the timing of energy delivery. Non-financial instruments are valued using estimates of future electricity prices which are estimated by considering broker quotes for the years in which there is a liquid market and, for the subsequent years, Brookfield Renewable’s best estimate of electricity prices that would allow new entrants into the market. The fair value of interest rate swaps is the estimated amount that another party would receive or pay to terminate the swap agreements at the reporting date, taking into account current market interest rates. This valuation technique approximates the net present value of future cash flows. See Note 9 - Risk management and financial instruments for more details.

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

Brookfield Renewable’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth by the year 2023 in North America and Europe. This year is viewed as the point when generators must build additional capacity to maintain system reliability and provide an adequate level of reserve generation with the retirement of older coal-fired plants, rising environmental compliance costs, and increased demand. Brookfield Renewable has estimated a discount to these new-build wind prices to determine renewable electricity prices for hydroelectric facilities. In Brazil, the estimate of future electricity prices is based on a similar approach as applied in North America using a forecast of the all-in cost of hydroelectric and wind development.

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

(p) Future changes in accounting policies

(i)      Financial Instruments

In July 2014, the IASB issued the final version of IFRS 9, Financial Instruments (“IFRS 9”) which reflects all phases of the financial instruments project and replaces IAS 39, Financial Instruments: Recognition and Measurement and all previous versions of IFRS 9. The standard introduces new requirements for classification and measurement, impairment, and hedge accounting. IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. Retrospective application is required, but comparative information is not compulsory. Management is currently evaluating the impact of IFRS 9 on the consolidated financial statements.

(ii)      Amendments to IFRS 10 and IAS 28

The amendments to IFRS 10, Consolidated Financial Statements (“IFRS 10”) and IAS 28, Investments in Associates and Joint Ventures (2011) (“IAS 28”) address an acknowledged inconsistency between the requirements in IFRS 10 and those in IAS 28, in dealing with the sale or contribution of assets between an investor and its associate or joint venture. The main consequence of the amendments is that a full gain or loss is recognized when a transaction involves a business (whether it is housed in a subsidiary or not). A partial gain or loss is recognized when a transaction involves assets that do not constitute a business, even if the assets are housed in a subsidiary. The amendments are effective for transactions occurring in annual periods beginning on or after January 1, 2017 with earlier application permitted. Management is currently evaluating the impact of the amendments to IFRS 10 and IAS 28 on the consolidated financial statements.

(iii)     Revenue recognition

IFRS 15, Revenue from Contracts with Customers (“IFRS 15”) was issued by the IASB on May 28, 2014.  IFRS 15 outlines a single comprehensive model to account for revenue arising from contracts with customers and will replace the majority of existing IFRS requirements on revenue recognition including

IAS 18, Revenue,  IAS 11, Construction Contracts and related interpretations. The core principle of the standard is to recognize revenue to depict the transfer of goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The standard has prescribed a five-step model to apply the principles. The standard also specifies how to account for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract. IFRS 15 is effective for annual periods beginning on or after January 1, 2018. Management is currently evaluating the impact of IFRS 15 on the consolidated financial statements.

(iv)     Leases

IFRS 16, Leases  (“IFRS 16”) was issued by the IASB on January 13, 2016. IFRS 16 brings most leases on-balance sheet for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting remains largely unchanged and the distinction between operating and finance leases is retained. Under IFRS 16 a lessee recognizes a right-of-use asset and a lease liability. The right-of-use asset is treated similarly to other non-financial assets and depreciated accordingly, and the liability accrues interest. The lease liability is initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease. Lessees are permitted to make an accounting policy election, by class of underlying asset, to apply a method like IAS 17’s operating lease accounting and not recognize lease assets and lease liabilities for leases with a lease term of 12 months or less, and on a lease-by-lease basis, to apply a method similar to current operating lease accounting to leases for which the underlying asset is of low value. IFRS 16 supersedes IAS 17, Leases  and related interpretations and is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15 has also been applied. Management is currently evaluating the impact of IFRS 16 on the consolidated financial statements.

3. PRINCIPAL SUBSIDIARIES

The following table lists the subsidiaries of Brookfield Renewable which, in the opinion of management, significantly affects its financial position and results of operations as at December 31, 2015:

	Jurisdiction of	Percentage of
	Incorporation	voting securities
	or Organization	owned or controlled
		(%)
Alta Wind VIII LLC(1)	Delaware	100
Barra do Braúna Energética S.A.	Brazil	100
BIF II Safe Harbor Holdings LLC(1)	Delaware	100
BIF II Lux Gen SARL	Luxembourg	100
Black Bear Hydro Partners, LLC(1)	Delaware	100
Brookfield BRP Canada Corp.	Alberta	100
Brookfield BRP Holdings (Canada) Inc.	Ontario	100
Brookfield Energia Comercializadora Ltda	Brazil	100
Brookfield Power US Holding America Co.	Delaware	100
Brookfield Power Wind Prince LP	Ontario	100
Brookfield Smoky Mountain Hydropower LLC(1)	Delaware	100
Brookfield White Pine Hydro LLC(1)	Delaware	100
Catalyst Old River Hydroelectric Limited Partnership(2)	Louisiana	75
Comber Wind Limited Partnership	Ontario	100
Erie Boulevard Hydropower, L.P.	Delaware	100
Garracummer Wind Farm Limited(1)	Republic of Ireland	100
Geração Biomassa Vista Alegre I S.A.(1)	Brazil - Paraná	100
Gosfield Windfarm Limited	Ontario	100
Granite Reliable Power, LLC(1)	Delaware	89.5
Great Lakes Hydro America, LLC	Delaware	100
Great Lakes Power Limited	Ontario	100
Hawks Nest Hydro LLC	Delaware	100
Itiquira Energética S.A.	Brazil	100
Knockacummer Wind Farm Limited(1)	Republic of Ireland	100
Kwagis Power Limited Partnership	British Columbia	75
Lièvre Power L.P.	Québec	100
Mississagi Power Trust	Québec	100
Powell River Energy Inc.	Québec	100
Rumford Falls Hydro LLC	Delaware	100
Safe Harbor Water Power Corporation(1)	Pennsylvania	100
Tangará Energia S.A.(1)	Brazil - São Paulo	100
Windstar Energy, LLC	California	100

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

Portugal Wind Portfolio

In February 2015, Brookfield Renewable acquired two wind facilities in Portugal (“Portugal Wind Portfolio”) with an aggregate capacity of 123 MW, and expected to generate 260 GWh annually.

The acquisition was completed with institutional partners, and Brookfield Renewable retains an approximate 40% controlling interest. Total consideration of €65 million ($71 million) included cash paid on closing of €58 million ($63 million), post-closing adjustments, and deferred consideration.

The revenue for the year ended December 31, 2015 is $28 million.

Brazil Portfolio

In November 2014, Brookfield Renewable entered into an agreement to acquire a 488 MW portfolio in Brazil comprising of hydroelectric, wind and biomass generating capacity (“Brazil Portfolio”).  The acquisitions were completed with institutional partners, and Brookfield Renewable retains an approximate 40% controlling interest, as follows:

•          In March 2015, Brookfield Renewable completed the acquisition of a 313 MW operating renewable power generation portfolio - 43 MW of hydroelectric, 150 MW of wind and 120 MW of biomass - and a 55 MW biomass development project.  The acquisition included R$41 ($13 million) of non-controlling interests.  Total consideration of R$1,678 million ($525 million) included cash paid of R$1,546 million ($484 million) and deferred consideration. In June 2015, the remaining non-controlling interests were acquired for R$41 million ($13 million).

•          In May 2015, Brookfield Renewable completed the acquisition of a 120 MW operating hydroelectric facility. The acquisition included R$9 million ($3 million) of non-controlling interests.  Total consideration of R$189 million ($63 million) included cash paid of R$171 million ($57 million) and deferred consideration of R$18 million ($6 million). In August 2015, the remaining non-controlling interests were acquired for R$9 million ($3 million).

The total acquisition costs of $2 million were expensed as incurred.

If the acquisition had taken place at the beginning of the year the revenue from the acquisition would have been $93 million (unaudited) for the year ended December 31, 2015.

Scotland Wind Pipeline

In June 2015, Brookfield Renewable acquired an onshore wind development pipeline in Scotland (“Scotland Wind Pipeline”) totaling approximately 1,200 MW, including a mix of contracted, permitted and earlier stage development projects. Total consideration of £55 million ($85 million) included upfront cash paid of £40 million ($62 million), contingent consideration, and working capital adjustments. The acquisition costs of $1 million were expensed as incurred. The contingent consideration was recorded at its fair value of £14 million ($22 million), which represents the present value of a probability-weighted evaluation of Brookfield Renewable’s obligation to pay up to £63 million ($97 million) related to the build-out of the development pipeline. The contingent consideration was recognized in the Consolidated Balance Sheets within the Other long-term liabilities line item.

Voting Agreements

In March 2015, Brookfield Renewable entered into voting agreements with certain Brookfield subsidiaries (and their managing members) related to Brookfield Infrastructure Fund II (the “BIF II Entities”) which are co-investors along with a subsidiary of Brookfield Renewable in Brazilian entities (the “FIPs”) which hold the Brazil Portfolio power generating operations. Pursuant to these voting agreements, the BIF II Entities agreed to provide Brookfield Renewable, among other things, the authority to direct the election of the manager of the jointly-owned FIPs.

Preliminary purchase price allocations, at fair values, with respect to the acquisitions are as follows:

(MILLIONS)	Brazil	Portugal	Scotland	Total
Cash and cash equivalents	$19	$-	$-	$19
Restricted cash	16	5	-	21
Trade receivables and other current assets	16	3	1	20
Property, plant and equipment, at fair value	854	209	97	1,160
Current liabilities	(21)	(19)	(1)	(41)
Long-term debt	(280)	(111)	-	(391)
Other long-term liabilities	-	(16)	(12)	(28)
Non-controlling interests	(16)	-	-	(16)
Net assets acquired	$588	$71	$85	$744

The estimated fair values of the assets acquired and liabilities assumed in the current year are expected to be finalized within 12 months of the acquisition date.

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

During the years ended December 31, 2015 and 2014, the purchase price allocations for the acquisitions in 2014 and 2013, respectively, were finalized. No material changes to the provisional purchase price allocations disclosed in the audited consolidated financial statements for 2014 and 2013 had to be considered for acquisitions made in the respective years.

5.  DISPOSAL OF assets

In July 2015, Brookfield Renewable, along with its institutional partners, sold its interest in a 102 MW wind facility in California to a third party for gross cash consideration of $143 million, inclusive of working capital adjustments of $7 million. The resulting gain on disposition of $53 million, net of $4 million of transaction costs, was recognized in the Consolidated Statements of Income (Loss) within the Other income line item. Brookfield Renewable’s interest was approximately 22%.

As a result of the disposition, the accumulated revaluation surplus of $4 million post-tax was reclassified from other comprehensive income directly to equity. Further, other comprehensive income of $3 million post-tax on financial instruments designated as cash flow hedges was reclassified to the Consolidated Statements of Income (Loss) within the Other line item. Deferred income taxes associated with the disposal were $5 million.

Summarized financial information relating to the disposal of the facility is shown below:

(MILLIONS)	July 2, 2015
Net proceeds, including working capital adjustments and less transaction costs	$139
Carrying value
Assets	238
Liabilities	(152)
86

Gain on disposal	$53

6. CASH AND CASH EQUIVALENTS

Brookfield Renewable’s cash and cash equivalents as at December 31 are as follows:

(MILLIONS)	2015	2014
Cash	$60	$128
Short-term deposits	3	22
	$63	$150

7. RESTRICTED CASH

Brookfield Renewable’s restricted cash as at December 31 is as follows:

(MILLIONS)	2015	2014
Development projects	$43	$75
Operations	293	238
Total	336	313
Less: non-current	(138)	(81)
Current	$198	$232

Refer to Note 13 – Other long-term assets for information on long-term restricted cash.

8. TRADE RECEIVABLES AND OTHER CURRENT ASSETS

Brookfield Renewable’s trade receivables and other current assets as at December 31 are as follows:

(MILLIONS)	2015	2014
Trade receivables	$98	$91
Other short-term receivables	87	40
Prepaids and others	71	70
	$256	$201

As at December 31, 2015, 99% (2014: 99%) of trade receivables were current. Trade receivables are generally on 30-day terms and credit limits are assigned and monitored for all counterparties. In determining the recoverability of trade receivables, management performs a risk analysis considering the type and age of the outstanding receivables and the credit worthiness of the counterparties.  Management also reviews trade receivable balances on an ongoing basis. Bad debt expense related to trade receivables is recognized at the time an account is deemed uncollectible. Accordingly, as at December 31, 2015 and 2014 an allowance for doubtful accounts was not deemed necessary.

9.  risk management and financial instruments

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

Brookfield Renewable faces market risk from foreign currency assets and liabilities, the impact of changes in interest rates, and floating rate liabilities. Market risk is managed by funding assets with financial liabilities in the same currency and with similar interest rate characteristics and holding financial contracts, such as interest rate swaps and foreign exchange contracts, to minimize residual exposures. Financial instruments held by Brookfield Renewable that are subject to market risk include borrowings and financial instruments, such as interest rate, currency and commodity contracts. The categories of financial instruments that can give rise to significant variability are described below:

(i) Electricity price risk

Electricity price risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by Brookfield Renewable will fluctuate because of changes in electricity prices.  Electricity price risk arises from the sale of Brookfield Renewable’s uncontracted generation. Brookfield Renewable aims to sell electricity under long-term contracts to secure stable prices and mitigate its exposure to wholesale markets.

The table below summarizes the impact of changes in the market price of electricity as at December 31.  The impact is expressed in terms of the effect on net income and OCI.  The sensitivities are based on the assumption that the market price changes by five percent with all other variables held constant.

Impact of a 5% change in the market price of electricity, on outstanding energy derivative contracts, for the year ended December 31:

	Effect on net income			Effect on OCI
(MILLIONS)	2015	2014	2013	2015	2014	2013
5% increase	$(2)	$(1)	$(1)	$(7)	$(9)	$1
5% decrease	2	1	1	7	9	(1)

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

Impact of a 5% change in U.S. dollar exchange rates, on outstanding foreign exchange swaps, for the year ended December 31:

	Effect on net income			Effect on OCI
(MILLIONS)	2015	2014	2013	2015	2014	2013
5% increase	$2	$12	$-	$10	$19	$-
5% decrease	(2)	(12)	-	(10)	(19)	-

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

Brookfield Renewable will enter into interest rate swaps designed to minimize the exposure to interest rate fluctuations on its variable rate debt.  Fluctuations in interest rates could impact Brookfield

Renewable’s cash flows, primarily with respect to the interest payable against Brookfield Renewable’s variable rate debt, which is limited to certain subsidiary borrowings with a total principal value of $2,532 million (2014: $2,552 million). Of this principal value, $1,040 million (2014: $1,237 million) has been hedged through the use of interest rate swaps. The fair values of the recognized liability for the interest rate swaps were calculated using a valuation model with observable interest rates.

The table below summarizes the impact of changes in the interest rate as at December 31. The impact is expressed in terms of the effect on income and OCI. The sensitivities are based on the assumption that the interest rate changes by one percent with all other variables held constant.

Impact of a 1% change in interest rates, on outstanding interest rate swaps and variable rate debt, for the year ended December 31:

	Effect on net income			Effect on OCI
(MILLIONS)	2015	2014	2013	2015	2014	2013
1% increase	$(15)	$(13)	$(7)	$125	$138	$96
1% decrease	15	13	7	(125)	(138)	(96)

(b) Credit risk

Credit risk is the risk of loss due to the failure of a borrower or counterparty to fulfill its contractual obligations. Brookfield Renewable’s exposure to credit risk in respect of financial instruments relates primarily to counterparty obligations regarding energy contracts, interest rate swaps, forward foreign exchange contracts and physical electricity and gas transactions.

Brookfield Renewable minimizes credit risk with counterparties through the selection, monitoring and diversification of counterparties, and the use of standard trading contracts, and other credit risk mitigation techniques.  In addition, Brookfield Renewable’s power purchase agreements are reviewed regularly and are almost exclusively with customers having long standing credit histories or investment grade ratings, which limit the risk of non-collection. See Note 8 - Trade receivables and other current assets, for additional details regarding Brookfield Renewable’s trade receivables balance.

The maximum credit exposure at December 31 was as follows:

(MILLIONS)	2015	2014
Cash and cash equivalents	$63	$150
Restricted cash(1)	336	313
Trade receivables and other short-term receivables	185	131
Financial instrument assets	32	66
Due from related parties	57	63
	$673	$723

(1)            Includes both the current and long-term amounts.

(c) Liquidity risk

Liquidity risk is the risk that Brookfield Renewable cannot meet a demand for cash or fund an obligation when due.  Liquidity risk is mitigated by Brookfield Renewable’s cash and cash equivalent balances and its access to undrawn credit facilities. Details of the available portion of credit facilities are included in Note 15 – Long-term debt and credit facilities.  Brookfield Renewable also ensures that it has access to public capital markets and maintains a strong investment grade credit rating of BBB (high).

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

AS AT DECEMBER 31, 2015
(MILLIONS)	< 1 year	2-5 years	> 5 years	Total
Accounts payable and accrued liabilities	$284	$-	$-	$284
Financial instrument liabilities(1)	127	60	4	191
Due to related parties	64	-	-	64
Other long-term liabilities - concession payments	1	2	9	12
Long-term debt and credit facilities(1)	769	3,136	3,488	7,393
Interest payable on long-term debt(2)	375	1,121	1,170	2,666
Total	$1,620	$4,319	$4,671	$10,610

AS AT DECEMBER 31, 2014
(MILLIONS)	< 1 year	2-5 years	> 5 years	Total
Accounts payable and accrued liabilities	$253	$-	$-	$253
Financial instrument liabilities(1)	99	68	7	174
Due to related parties	79	-	-	79
Other long-term liabilities - concession payments	1	5	13	19
Long-term debt and credit facilities(1)	256	3,339	4,146	7,741
Interest payable on long-term debt(2)	392	1,287	1,468	3,147
Total	$1,080	$4,699	$5,634	$11,413

(1)            Includes both the current and long-term amounts.

(2)            Represents aggregate interest payable expected to be paid over the entire term of the obligations, if held to maturity. Variable rate interest payments have been calculated based on estimated interest rates.

Brookfield Renewable classifies its assets and liabilities as outlined below:

								Non-financial
	Cash, loans			Derivatives		Other		assets and
AS AT DECEMBER 31, 2015	and	Assets		used for		financial		non-financial
(MILLIONS)	receivables	(liabilities)(1)		hedging		liabilities		liabilities		Total
Cash and cash equivalents	$63		$-		$-		$-		$-		$63
Restricted cash	198	-	-	-	-	-	-	-	-	-	198
Trade and other receivables(2)	185		-		-		-		-		185
Other current assets	-		-		-		-		71		71
Due from related parties(2)	57		-		-		-		-		57
Financial instrument assets(3)	-		1		31		-		-		32
Equity-accounted investments	-		-		-		-		197		197
Property, plant and equipment, at fair value	-		-		-		-		18,358		18,358
Deferred income tax assets	-		-		-		-		157		157
Other long-term assets	138		14		-		-		37		189
Total assets	$641		$15		$31		$-		$18,820		$19,507
Accounts payable and accrued liabilities(2)	$-		$-		$-		$284		$-		$284
Financial instrument liabilities(3)	-		-		191		-		-		191
Due to related parties(2)	-		-		-		64		-		64
Long-term debt and credit facilities(2)(3)	-		-		-		7,338		-		7,338
Deferred income tax liabilities	-		-		-		-		2,695		2,695
Other long-term liabilities	-		-		-		172		-		172
Total liabilities	$-		$-		$191		$7,858		$2,695		$10,744

(1)            Measured at fair value with all gains and losses recorded in the consolidated statement of income.

(2)            Measured at fair value at inception and subsequently recorded at amortized cost using the effective interest rate method.

(3)            Includes both the current and long-term amounts.

					Non-financial
	Cash, loans		Derivatives	Other	assets and
AS AT DECEMBER 31, 2014	and	Assets	used for	financial	non-financial
(MILLIONS)	receivables	(liabilities)(1)	hedging	liabilities	liabilities	Total
Cash and cash equivalents	$150	$-	$-	$-	$-	$150
Restricted cash	232	-	-	-	-	232
Trade and other receivables(2)	131	-	-	-	-	131
Other current assets					70	70
Due from related parties(2)	63	-	-	-	-	63
Financial instrument assets(3)	-	14	52	-	-	66
Equity-accounted investments	-	-	-	-	273	273
Property, plant and equipment, at fair value	-	-	-	-	18,566	18,566
Deferred income tax assets	-	-	-	-	142	142
Other long-term assets	92	31	-	-	33	156
Total assets	$668	$45	$52	$-	$19,084	$19,849
Accounts payable and accrued liabilities(2)	$-	$-	$-	$253	$-	$253
Financial instrument liabilities(3)	-	-	174	-	-	174
Due to related parties(2)	-	-	-	79	-	79
Long-term debt and credit facilities(2)(3)	-	-	-	7,678	-	7,678
Deferred income tax liabilities	-	-	-	-	2,637	2,637
Other long-term liabilities	-	-	-	147	-	147
Total liabilities	$-	$-	$174	$8,157	$2,637	$10,968

(1)            Measured at fair value with all gains and losses recorded in the consolidated statement of income (loss).

(2)            Measured at fair value at inception and subsequently recorded at amortized cost using the effective interest rate method.

(3)            Includes both the current and long-term amounts.

Fair value disclosures

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

The following table presents Brookfield Renewable’s assets and liabilities measured and disclosed at fair value classified by the fair value hierarchy as at December 31:

(MILLIONS)	Level 1	Level 2	Level 3	2015	2014
Assets measured at fair value:
Cash and cash equivalents	$63	$-	$-	$63	$150
Restricted cash(1)	336	-	-	336	313
Financial instrument assets(1)
Energy derivative contracts	-	31	-	31	31
Foreign exchange swaps	-	1	-	1	35
Available-for-sale investments(2)	14	-	-	14	31
Property, plant and equipment	-	-	18,358	18,358	18,566
Liabilities measured at fair value:
Financial instrument liabilities(1)
Energy derivative contracts	-	(1)	-	(1)	-
Interest rate swaps	-	(178)	-	(178)	(170)
Foreign exchange swaps	-	(12)	-	(12)	(4)
Contingent consideration	-	-	(32)	(32)	(23)
Liabilities for which fair value is disclosed:
Long-term debt and credit facilities(1)	-	(7,892)	-	(7,892)	(8,434)
Total	$413	$(8,051)	$18,326	$10,688	$10,495

(1)       Includes both the current and long-term amounts.

(2)       Available-for-sale investments represent investment in securities (See Note 13 - Other long-term assets).

There were no transfers between levels during the year ended December 31, 2015.

Financial instruments disclosures

The aggregate amount of Brookfield Renewable’s net financial instrument positions as at December 31 are as follows:

		2015		2014
			Net (Assets)	Net (Assets)
(MILLIONS)	Assets	Liabilities	Liabilities	Liabilities
Energy derivative contracts	$31	$1	$(30)	$(31)
Interest rate swaps	-	178	178	170
Foreign exchange swaps	1	12	11	(31)
Total	32	191	159	108
Less: current portion	26	127	101	51
Long-term portion	$6	$64	$58	$57

The following table presents the change in Brookfield Renewable’s total net financial instrument liability position as at and for the year ended December 31:

(MILLIONS)	Note	2015	2014	2013
Balance, beginning of year		$108	$56	$145
Increases (decreases) in the net financial instrument liability position:
Unrealized (gain) loss through income on energy derivative contracts	(a)	(2)	3	(18)
Unrealized loss (gain) through OCI on energy derivative
contracts	(a)	3	(37)	7
Unrealized (gain) through income on interest rate swaps	(b)	(2)	-	(19)
Unrealized loss (gain) through OCI on interest rate swaps	(b)	20	93	(65)
Unrealized loss (gain) through income on foreign exchange swaps	(c)	13	(13)	-
Unrealized (gain) through OCI on foreign exchange swaps	(c)	(57)	(65)	-
Acquisitions, settlements and other		76	71	6
Balance, end of year		$159	$108	$56

Derivative liabilities designated as hedging instruments:
Energy derivative contracts	(a)	$1	$-	$3
Interest rate swaps	(b)	178	170	68
Foreign exchange swaps	(c)	12	4	-
Net positions		$191	$174	$71
Derivative assets not designated as hedging instruments:
Foreign exchange swaps	(c)	$(1)	$(14)	$-
Net positions		$(1)	$(14)	$-
Derivative assets designated as hedging instruments:
Energy derivative contracts	(a)	$(31)	$(31)	$-
Interest rate swaps	(b)	-	-	(15)
Foreign exchange swaps	(c)	-	(21)	-
Net positions		$(31)	$(52)	$(15)

Total net positions		$159	$108	$56

(a)   Energy derivative contracts

Brookfield Renewable has entered into long-term energy derivative contracts primarily to stabilize or eliminate the price risk on the sale of certain future power generation. Certain energy contracts are recorded in Brookfield Renewable’s consolidated financial statements at an amount equal to fair value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.

For the year ended December 31, 2015, gains of $32 million relating to energy derivative contracts were realized and reclassified from OCI to net income (loss) (2014: $4 million and 2013: $nil).

Based on market prices as of December 31, 2015, unrealized gains of $25 million (2014: $18 million gain and 2013: $3 million loss) recorded in accumulated other comprehensive income (“AOCI”) on energy derivative contracts are expected to be settled or reclassified into income in the next twelve months. The actual amount reclassified from AOCI, however, could vary due to future changes in market prices.

(b)   Interest rate swaps

Brookfield Renewable has entered into interest rate swap contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing.  All interest rate swap contracts are recorded in the  consolidated financial statements at an amount equal to fair value.

At December 31, 2015, agreements with a total notional value of $2,002 million were outstanding (2014: $2,119 million) including notional values of $nil (2014: $9 million) associated with agreements that are not formally designated as hedging instruments. The fixed interest rates resulting from these agreements range from 0.51% to 5.88% (2014: 0.38% to 5.54%).

For the year ended December 31, 2015, net movements relating to cash flow hedges realized and reclassified from OCI to net income (loss) were $nil (2014: $4 million loss and 2013: $1 million loss).

Based on market prices as of December 31, 2015, unrealized losses of $114 million (2014: $95 million loss and 2013: $59 million loss) recorded in AOCI on interest rate swaps are expected to be settled or reclassified into income in the next twelve months. The actual amount reclassified from AOCI, however, could vary due to future changes in market rates.

(c)   Foreign exchange swaps

Brookfield Renewable has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments and earnings in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.

At December 31, 2015, agreements with a total notional value of $442 million were outstanding (2014: $656 million) including $36 million (2014: $254 million) associated with agreements that are not formally designated as hedging instruments.

Based on market prices as of December 31, 2015, unrealized losses of $12 million (2014: $26 million gains and 2013: $nil) recorded in AOCI on foreign exchange swaps are expected to be settled or reclassified into income in the next twelve months. The actual amount reclassified from AOCI, however, could vary due to future changes in market rates.

10.  related party transactions

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

Master Services Agreement

Brookfield Renewable entered into an agreement with Brookfield Asset Management pursuant to which Brookfield Asset Management has agreed to provide oversight of the business and provide the services of senior officers to Brookfield Renewable for a management service fee.  The fee is paid on a quarterly basis and has a fixed quarterly component of $5 million and a variable component calculated as a percentage of the increase in the total capitalization value of Brookfield Renewable over an initial reference value (subject to an annual escalation by a specified inflation factor beginning on January 1, 2013). Total capitalization value as of December 31, 2015 is $10 billion, which against the initial reference value of $8 billion and factoring in the annual amount of $21 million (as adjusted for inflation), resulted in a management service fee payment for the year ended December 31, 2015 of $48 million (2014: $51 million, 2013: $41 million).

BRELP Voting Agreement

In 2011, we entered into a voting agreement with Brookfield pursuant to which Brookfield Renewable, through BRPL, has a number of voting rights, including the right to direct all eligible votes in the election of the directors of BRELP’s general partner.

Revenue Agreements

Contract Amendments

In 2011, two long-term power purchase agreements associated with the generating assets in Ontario held by Great Lakes Power Limited (“GLPL”) and Mississagi Power Trust (“MPT”), were amended.

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

Energy Marketing Agreement

Brookfield has agreed to provide energy marketing services to Brookfield Renewable’s North American businesses. Under this Agreement, Brookfield Renewable pays an annual energy marketing fee of $18 million per year (subject to increase by a specified inflation factor beginning on January 1, 2013). See Note 24 - Direct operating costs.

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

The following table reflects the related party agreements and transactions on the consolidated statements of income, for the year ended December 31:

(MILLIONS)	2015	2014	2013
Revenues
Power purchase and revenue agreements	$469	$433	$456
Wind levelization agreement	6	6	6
	$475	$439	$462
Direct operating costs
Energy purchases	$(5)	$(9)	$(36)
Energy marketing fee	(22)	(21)	(20)
Insurance services	(30)	(29)	(26)
	$(57)	$(59)	$(82)
Management service costs	$(48)	$(51)	$(41)

The following table reflects the impact of the related party agreements and transactions on the consolidated balance sheets as at December 31:

(MILLIONS)	Related party	2015	2014
Current assets
Due from related parties
Amounts due from	Brookfield	$52	$54
	Equity accounted investments and other	5	9
		$57	$63
Current liabilities
Due to related parties
Amount due to	Brookfield	$41	$56
Accrued distributions payable on LP
Units and Redeemable/Exchangeable
partnership units	Brookfield	23	21
Amount due to	Equity accounted investments and other	-	2
		$64	$79

Current assets

Amounts due from Brookfield are non-interest bearing, unsecured and due on demand.

Current liabilities

Amounts due to Brookfield are unsecured, payable on demand and relate to recurring transactions.

11. EQUITY-ACCOUNTED INVESTMENTS

The following are Brookfield Renewable’s equity-accounted investments as at December 31:

	Principal place	Ownership	Carrying value
	of business	interest
(MILLIONS)%			2015	2014
Bear Swamp Power Co. L.L.C.	United States	50	$106	$177
Galera Centrais Eletricas S.A.	Brazil	50	24	38
Pingston Power Inc.	Canada	50	60	56
Brookfield Infrastructure Fund II Investees	United States,
	Europe	14 - 50	7	2
			$197	$273

The following table outlines the changes in Brookfield Renewable’s equity-accounted investments for the year ended December 31:

(MILLIONS)	2015	2014	2013
Balance, beginning of year	$273	$290	$344
Revaluation recognized through OCI	96	56	(15)
Share of net income	10	3	9
Dividends declared	(19)	(27)	(18)
Capital distributions, net	(144)	-	-
Foreign exchange translation	(19)	(11)	(12)
California Hydro Step Acquisition	-	(39)	-
Canada Hydro Step Acquisition	-	-	(19)
Share of OCI	-	1	1
Balance, end of year	$197	$273	$290

The following tables summarize certain financial information of equity-accounted investments:

(MILLIONS)		2015	2014
As at December 31:
Current assets		$45	$42
Property, plant and equipment, at fair value		848	708
Other assets		65	74
Current liabilities		37	27
Long-term debt		460	184
Other liabilities		73	70

(MILLIONS)	2015	2014	2013
For the year ended December 31
Revenue	$126	$115	$122
Net income	19	6	19
Share of net income (loss)
Cash earnings	20	26	21
Non-cash loss	(10)	(23)	(12)

12.   PROPERTY, PLANT AND EQUIPMENT, AT FAIR VALUE

The following table presents a reconciliation of property, plant and equipment at fair value:

(MILLIONS)	Hydroelectric(1)(2)	Wind(2)	Other(2)(3)	Total
As at December 31, 2012	$13,360	$2,272	$70	$15,702
Additions(2)	240	3	-	243
Acquisitions through business combinations (Note 4)	935	452	-	1,387
Investment tax credit	(24)	-	-	(24)
Items recognized through OCI
Change in fair value	(191)	8	(19)	(202)
Foreign exchange	(697)	(90)	(2)	(789)
Items recognized through net income
Change in fair value	(43)	(7)	9	(41)
Depreciation	(381)	(142)	(12)	(535)
As at December 31, 2013	$13,199	$2,496	$46	$15,741
Additions(2)	135	79	-	214
Acquisitions through business combinations (Note 4)	1,341	1,075	-	2,416
Items recognized through OCI
Change in fair value	1,587	57	-	1,644
Foreign exchange	(679)	(229)	(2)	(910)
Items recognized through net income
Change in fair value	11	(3)	1	9
Depreciation	(384)	(160)	(4)	(548)
As at December 31, 2014	$15,210	$3,315	$41	$18,566
Additions(2)	183	51	55	289
Acquisitions through business combinations (Note 4)	307	624	229	1,160
Disposal (Note 5)	-	(230)	-	(230)
Items recognized through OCI
Change in fair value	1,141	52	16	1,209
Foreign exchange	(1,585)	(336)	(54)	(1,975)
Items recognized through net income
Change in fair value	(2)	(43)	-	(45)
Depreciation	(407)	(200)	(9)	(616)
As at December 31, 2015	$14,847	$3,233	$278	$18,358

(1)     Includes intangible assets of $13 million (2014: $23 million and 2013: $31 million).

(2)     Includes construction work in process (“CWIP”) of $405 million (2014: $210 million and 2013: $441 million). Additions during the year ended December 31, 2015 were $284 million (2014: $173 million and 2013: $225 million).

(3)     Includes biomass and co-generation (“Co-gen”).

The fair value of Brookfield Renewable’s property, plant and equipment is calculated as described in Notes 2(f) - Property, plant and equipment and revaluation method and 2(n) - Critical estimates. Judgment is involved in determining the appropriate estimates and assumptions in the valuation of Brookfield Renewable’s property, plant and equipment. See Note 2(o)(iii) - Critical judgments in applying accounting policies – Property, plant and equipment.Brookfield Renewable has classified it’s property, plant and equipment under level 3 of the fair value hierarchy.

Discount rates, terminal capitalization rates and exit dates used in the valuation methodology, are provided in the following table:

	United States		Canada		Brazil		Europe
	2015	2014	2015	2014	2015	2014	2015	2014
Discount rate
Contracted	5.4%	5.2%	4.7%	4.8%	9.2%	8.4%	5.0%	N/A
Uncontracted	7.1%	7.1%	6.4%	6.7%	10.5%	9.7%	6.8%	N/A
Terminal capitalization rate(1)	6.9%	7.1%	6.3%	6.5%	N/A	N/A	N/A	N/A
Exit date	2035	2034	2035	2034	2033	2029	2031	N/A

(1)            The terminal capitalization rate applies only to hydroelectric assets in the United States and Canada.

The following table summarizes the impact of a change in discount rates, electricity prices and terminal capitalization rates on the fair value of property, plant and equipment:

(BILLIONS)	2015	2014
50 bps increase in discount rates	$(1.3)	$(1.3)
50 bps decrease in discount rates	1.6	1.5

5% increase in future electricity prices	0.6	0.5
5% decrease in future electricity prices	(0.6)	(0.5)

50 bps increase in terminal capitalization rate(1)	(0.4)	(0.3)
50 bps decrease in terminal capitalization rate(1)	0.4	0.4

(1)        The terminal capitalization rate applies only to hydroelectric assets in the United States and Canada.

Terminal values are included in the valuation of hydroelectric assets in the United States and Canada.  For the hydroelectric assets in Latin America, cash flows have been included based on the duration of the authorization or useful life of a concession asset without consideration of potential renewal value. The weighted-average remaining duration of the authorization or useful life of a concession asset at December 31, 2015, is 18 years (2014: 15 years). Consequently, there is no terminal value attributed to the hydroelectric assets in Latin America. If an additional 20 years of cash flows were included in Latin America, the fair value of property, plant and equipment would increase by approximately $1 billion.

The following table summarizes the percentage of total generation contracted under power purchase agreements:

	United States	Canada	Brazil	Europe
1 - 10 years	55%	86%	65%	75%
11 - 20 years	41%	63%	54%	14%

The following table summarizes power prices from long-term power purchase agreements that are linked specifically to the related power generating assets:

Per MWh(1)	United States	Canada		Brazil		Europe
1 - 10 years	$90	C$	93	R$	255	€89
11 - 20 years	$102	C$	95	R$	372	€103

(1)            Assumes nominal prices based on weighted-average generation.

The following table summarizes the estimates of future electricity prices:

Per MWh(1)	United States	Canada		Brazil		Europe
1 - 10 years	$70	C$	101	R$	290	€87
11 - 20 years	$126	C$	156	R$	448	€106

(1)            Assumes nominal prices based on weighted-average generation.

Brookfield Renewable’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth. Based on current supply and demand fundamentals, Brookfield Renewable has revised the year entry to 2023 from 2020. A further one year change would increase or decrease the fair value of property, plant and equipment by approximately $60 million.

Had Brookfield Renewable’s revalued property, plant and equipment been measured on a historical cost basis, the carrying amounts, net of accumulated depreciation would have been as follows at December 31:

(MILLIONS)	2015	2014
Hydroelectric	$6,313	$6,591
Wind	2,780	2,800
Other(1)	262	40
	$9,355	$9,431

(1)         Included within the “Other” category are biomass and Co-gen.

13.  OTHER LONG-TERM ASSETS

The composition of Brookfield Renewable’s other long-term assets as at December 31 is presented in the following table:

		Accumulated
	Cost	Amortization	Net Book Value	Net book value
(MILLIONS)	2015			2014
Restricted cash	$138	$-	$138	$81
Available-for-sale investments	14	-	14	31
Unamortized financing fees	38	(30)	8	9
Other	32	(3)	29	35
	$222	$(33)	$189	$156

At December 31, 2015, $138 million of restricted cash (2014: $81 million) was held primarily to satisfy lease payments and credit agreements.

14.  accounts payable and accrued liabilities

Brookfield Renewable’s accounts payable and accrued liabilities as at December 31 are as follows:

(MILLIONS)	2015	2014
Operating accrued liabilities	$145	$131
Interest payable on corporate and subsidiary borrowings	44	44
Accounts payable	43	29
LP Unitholders’ distributions, preferred limited partnership unit
distributions and preferred dividends payable(1)	19	19
Other	33	30
	$284	$253

(1)       Includes amounts payable only to external LP Unitholders. Amounts payable to Brookfield are included in due to related parties. Refer to Note 10 - Related party transactions.

15.  LONG-TERM DEBT AND CREDIT FACILITIES

The composition of debt obligations as at December 31 is presented in the following table:

	2015			2014
	Weighted-average			Weighted-average
	Interest	Term		Interest	Term
(MILLIONS EXCEPT AS NOTED)	rate (%)	(years)		rate (%)	(years)
Corporate borrowings
Series 3 (C$200)	5.3	2.8	$145	5.3	3.8	$172
Series 4 (C$150)	5.8	20.9	108	5.8	21.9	129
Series 6 (C$300)	6.1	0.9	217	6.1	1.9	258
Series 7 (C$450)	5.1	4.8	325	5.1	5.8	388
Series 8 (C$400)	4.8	6.1	289	4.8	7.1	344
Series 9 (C$400)	3.8	9.4	289	-	-	-
	5.0	6.5	$1,373	5.3	6.7	$1,291
Subsidiary borrowings
North America
United States	5.3	7.0	$3,203	5.3	8.3	$3,468
Canada	5.6	13.1	1,471	5.7	13.8	1,798
	5.4	8.9	4,674	5.4	10.2	5,266
Latin America	10.1	11.9	347	7.3	10.4	189
Europe	3.9	11.0	631	3.5	12.5	594
	5.5	9.3	$5,652	5.3	10.4	$6,049
Credit facilities	1.4	4.5	$368	1.4	4.5	$401
Total debt			$7,393			$7,741
Add: Unamortized premiums(1)			4			8
Less: Unamortized financing fees(1)			(59)			(71)
Less: Current portion			(770)			(256)
			$6,568			$7,422

(1)            Unamortized premiums and unamortized financing fees are amortized to interest expense over the terms of the borrowing.

Future maturities of Brookfield Renewable’s debt obligations, for each of the next five years and thereafter are as follows:

(MILLIONS)	2016	2017	2018	2019	2020	Thereafter	Total
Corporate borrowings(1)	$217	$-	$145	$-	$324	$687	$1,373
Subsidiary borrowings(1)
United States	355	778	770	59	23	1,218	3,203
Canada	117	45	48	46	174	1,041	1,471
Brazil	28	28	38	39	36	178	347
Europe	53	48	51	55	61	363	631
	770	899	1,052	199	618	3,487	7,025
Credit facilities	-	-	-	-	368	-	368
	$770	$899	$1,052	$199	$986	$3,487	$7,393

(1)            Subsidiary borrowings and corporate borrowings and credit facilities include $4 million and $59 million of unamortized premiums and deferred financing fees, respectively.

Future maturities of borrowings for interests accounted for on an equity-accounted basis for each of the next five years and thereafter are as follows:

(MILLIONS)	2016	2017	2018	2019	2020	Thereafter	Total
United States	$-	$1	$6	$5	$6	$382	$400
Canada	-	-	-	-	-	33	33
	$-	$1	$6	$5	$6	$415	$433

The unamortized financing fees of each debt obligation as at December 31 are as follows:

(MILLIONS)	2015	2014	2013
Corporate borrowings
Unamortized financing fees, beginning of year	$5	$6	$8
Additional financing fees	1	-	-
Amortization of financing fees	(1)	(1)	(2)
Unamortized financing fees, end of year	$5	$5	$6
Subsidiary borrowings
Unamortized financing fees, beginning of year	$66	$46	$46
Additional financing fees	7	39	17
Amortization of financing fees	(15)	(13)	(17)
Foreign exchange translation	(4)	(6)	-
Unamortized financing fees, end of year	$54	$66	$46
Total	$59	$71	$52

Long-term debt and credit facilities are recorded at amortized cost.

The following table provides information about management’s best estimate of the fair value of long-term debt and credit facilities as at December 31:

	2015		2014
(MILLIONS)	Carrying value(1)	Fair value	Carrying value(1)	Fair value
Corporate borrowings	$1,368	$1,474	$1,286	$1,428
Subsidiary borrowings
United States	$3,180	$3,411	$3,435	$3,769
Canada	1,458	1,615	1,784	2,013
Brazil	346	346	189	189
Europe	618	678	583	634
	5,602	6,050	5,991	6,605
Credit facilities	368	368	401	401
	$7,338	$7,892	$7,678	$8,434

(1)            Net of unamortized financing fees and premium.

Corporate borrowings

Corporate borrowings are obligations of a finance subsidiary of Brookfield Renewable, Brookfield Renewable Energy Partners ULC (“BREP Finance”) (Note 28  - Subsidiary public issuers). BREP Finance may redeem some or all of the borrowings from time to time, pursuant to the terms of the indenture. The balance is payable upon maturity, and interest on corporate borrowings is paid semi-annually. The term notes payable by BREP Finance are unconditionally guaranteed by Brookfield Renewable, BRELP and certain other subsidiaries.

In March 2015, Brookfield Renewable issued C$400 million ($317 million) of medium-term corporate notes, maturing in June 2025 at a fixed rate of 3.75%. Transaction costs of $1 million were incurred.

Subsidiary borrowings

Subsidiary borrowings are generally asset-specific, long-term, non-recourse borrowings denominated in the domestic currency of the subsidiary. Subsidiary borrowings in North America and Europe consist of both fixed and floating interest rate debt.  Brookfield Renewable uses interest rate swap agreements to minimize its exposure to floating interest rates.  Subsidiary borrowings in Brazil consist of floating interest rates of Taxa de Juros de Longo Prazo (“TJLP”), the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate (“CDI”), plus a margin.

In February 2015, Brookfield Renewable secured an 18-month extension on $75 million of debt associated with a portfolio of hydroelectric and wind facilities in the United States held through the Brookfield Americas Infrastructure Fund. The debt bears interest at LIBOR plus 2.75%, and matures in August 2016.

In February 2015, as part of the acquisition of a 123 MW wind portfolio in Portugal, Brookfield Renewable assumed loans with principal balances totaling €99 million ($109 million). The loans bear interest at an initial weighted-average fixed rate of 6.28%, including the related interest rate swaps, and have a weighted-average remaining term of 9.5 years.

In March 2015, as part of the acquisition of a 313 MW operating renewable power generation portfolio in Brazil comprising of 43 MW of hydroelectric, 150 MW of wind, and 120 MW of biomass generating capacity and a 55 MW biomass development project, Brookfield Renewable assumed R$631 million

($197 million) of debt with a combination of variable and fixed interest rates, and a weighted-average remaining term of 12.7 years.

In May 2015, as part of the acquisition of a 120 MW hydroelectric facility in Brazil, Brookfield Renewable assumed R$254 million ($83 million) of debt with variable interest rates of CDI plus 0.5% and 2.0%, and a weighted-average remaining term of 7.6 years.

Effective June 30, 2015, the margin on C$194 million ($155 million) of debt associated with a 189 MW wind facility in Ontario was reduced from 2.25% to 1.625%.

The final drawdown of €20 million ($22 million) was made in July 2015 on the construction and term loan associated with 137 MW of wind projects in Ireland, bringing the total draw to €188 million ($227 million) at a weighted average rate of 2.74% and maturing in December 2027.

Effective July 31, 2015, the margin on C$119 million ($95 million) of debt associated with a 51 MW wind facility in Ontario was reduced from 2.25% to 1.625%, and the debt was up-financed by C$7 million ($5 million).

In September 2015, Brookfield Renewable secured financing in the amount of R$187 million ($47 million) with respect to 90 MW of biomass capacity in Brazil, of which we drew R$139 million ($35 million). The loan bears interest at a floating interest rate of the TJLP’s rate plus 1.4%, and matures in October 2035.

Equity-accounted investments

In February 2015, an equity-accounted investee of Brookfield Renewable refinanced indebtedness associated with a 45 MW hydroelectric facility in British Columbia by issuing C$90 million ($76 million) of bonds with an interest rate of 2.95%, maturing in May 2023. Brookfield Renewable owns a 50% equity-accounted interest in this facility.

In October 2015, an equity-accounted investee of Brookfield Renewable completed a $400 million bond financing associated with its 600 MW pumped storage and 10 MW hydroelectric facilities in New England. The bond matures in 2025, and bears interest at a fixed interest rate of 4.89% on $375 million and a floating interest rate of LIBOR plus a margin of 270 basis points on the remaining $25 million. Simultaneously, the equity-accounted investee of Brookfield Renewable also completed a $26 million letter of credit and working capital facility with a three-year term and a floating interest rate of LIBOR plus a margin of 170 basis points. Brookfield Renewable owns a 50%, equity-accounted interest in this facility.

Credit facilities

In May 2015, Brookfield Renewable extended the maturity of its corporate credit facilities by one year to June 2020 and also expanded the available amount to $1,310 million from $1,280 million. In November and December 2015, we further expanded the available amount to $1,560 million. The applicable margin is 1.20% and the credit facilities are used for general working capital purposes. The credit facilities are available by way of advances in Canadian dollars, U.S. dollars, Euro (€) or British Pound Sterling (£) in the form of (i) Canadian prime rate loans (ii) U.S. base rate loans (iii) bankers’ acceptance (“BA”) rate loans (iv) LIBOR loans (v) EURIBOR loans and (vi) letters of credit. Refer to Note 30 – Commitments, contingencies and guarantees for further details regarding letters of credit. The credit facilities bear interest at the applicable BA rate, LIBOR or EURIBOR plus an applicable margin. The applicable margin is tiered on the basis of Brookfield Renewable’s unsecured long-term debt rating. Standby fees are charged on the undrawn balance.

Brookfield Asset Management has provided a $200 million committed unsecured revolving credit facility maturing in December 2016, at LIBOR plus 2%.

Brookfield Renewable and its subsidiaries issue letters of credit from some of its credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for debt service reserve accounts.

The following table summarizes the available portion of credit facilities as at December 31:

	Dec 31	Dec 31
(MILLIONS)	2015	2014
Authorized credit facilities	$1,760	$1,480
Draws on credit facilities(1)	(368)	(401)
Issued letters of credit	(218)	(227)
Available portion of credit facilities	$1,174	$852

(1)            Amounts are unsecured and revolving. Interest rate is at the LIBOR plus 1.20% (December 31, 2014: 1.20%).

16.  Income taxes

The major components of income tax recovery (expense) for the year ended December 31 are as follows:

(MILLIONS)	2015	2014	2013
Income tax recovery (expense) applicable to:
Current taxes
Attributed to the current period	$(18)	$(18)	$(19)
Deferred taxes
Income taxes - origination and reversal of temporary differences	$87	$30	$24
Relating to change in tax rates / imposition of new tax laws	6	15	14
Relating to unrecognized temporary differences and tax losses	(15)	(16)	(20)
	$78	$29	$18
Total income tax recovery (expense)	$60	$11	$(1)

The major components of deferred income tax recovery (expense) for the year ended December 31 recorded directly to OCI are as follows:

(MILLIONS)	2015	2014	2013
Deferred income taxes attributed to:
Financial instruments designated as cash flow hedges	$8	$12	$(11)
Other	(17)	(8)	-
Revaluation surplus
Origination and reversal of temporary differences	(263)	(408)	98
Relating to changes in tax rates / imposition of new tax laws	(19)	38	6
	$(291)	$(366)	$93

Brookfield Renewable’s effective income tax (expense) recovery for the year ended December 31 is different from its recovery at its statutory income tax rate due to the differences below:

(MILLIONS)	2015	2014	2013
Statutory income tax (expense) recovery(1)	$(15)	$(66)	$(76)
(Reduction) increase resulting from:
Increase in tax assets not recognized	(15)	(16)	(20)
Deemed profit method differences in Brazil	10	8	12
Differences between statutory rate and future tax rate	68	65	69
Losses recorded not taxable to Brookfield Renewable	14	11	13
Other	(2)	9	1
Effective income tax recovery (expense)	$60	$11	$(1)

(1)            Statutory income tax expense is calculated at the domestic rates applicable to the profits in the country concerned.

The above reconciliation has been prepared by aggregating the information for all of Brookfield  Renewable’s subsidiaries using the domestic rate in each tax jurisdiction.

The taxable temporary difference attributable to the Brookfield Renewable’s interest in its subsidiaries, associates, and joint ventures is $1,248 million.

Brookfield Renewable’s effective income tax rate was negative 139.53% for the year ended December 31, 2015 (2014: negative 5.76%). The effective tax rate is less than the statutory rate primarily due to rate differentials and non-controlling interests income not subject to tax.

The following table details the expiry date, if applicable, of the unrecognized deferred tax assets as at December 31:

(MILLIONS)	2015	2014
2016 to 2020	$-	$1
2021 and thereafter	77	77
	$77	$78

The deferred tax assets and liabilities of the following temporary differences have been recognized in the consolidated financial statements for the year ended December 31:

		Recognized
		in Net
	Jan 1,	income	Recognized	Business	Foreign	Dec 31,
(MILLIONS)	2015	(loss)	in Equity	Combinations	Exchange	2015
Non-capital losses	$403	$73	$(1)	$5	$(22)	$458
Amount available for future
deductions	88	(11)	-	-	(12)	65
Difference between tax and carrying
value	(2,986)	16	(279)	(35)	223	(3,061)
Net deferred tax (liabilities) assets	$(2,495)	$78	$(280)	$(30)	$189	$(2,538)

		Recognized
		in Net
	Jan 1,	income	Recognized	Business	Foreign	Dec 31,
(MILLIONS)	2014	(loss)	in Equity	Combinations	Exchange	2014
Non-capital losses	$341	$46	$15	$10	$(9)	$403
Amount available for future
deductions	110	(12)	-	-	(10)	88
Difference between tax and carrying
value	(2,599)	(5)	(366)	(130)	114	(2,986)
Net deferred tax (liabilities) assets	$(2,148)	$29	$(351)	$(120)	$95	$(2,495)

		Recognized
		in Net
	Jan 1,	income	Recognized	Business	Foreign	Dec 31,
(MILLIONS)	2013	(loss)	in Equity	Combinations	Exchange	2013
Non-capital losses	$270	$32	$7	$41	$(9)	$341
Amount available for future
deductions	131	(13)	-	-	(8)	110
Difference between tax and carrying
value	(2,669)	(1)	97	(123)	97	(2,599)
Net deferred tax (liabilities) assets	$(2,268)	$18	$104	$(82)	$80	$(2,148)

The deferred income tax liabilities includes $2,924 million (2014: $2,650 million) of liabilities which relate to property, plant and equipment revaluations included in equity.

17.  OTHER LONG-TERM liabilities

Brookfield Renewable’s other long-term liabilities as at December 31 are comprised of the following:

(MILLIONS)	2015	2014
Pension obligations (Note 22)	$56	$63
Decommissioning retirement obligations	47	48
Deferred and contingent consideration (Note 4)	32	13
Other	28	10
Concession payment liability	9	13
	$172	$147

Brookfield Renewable is required to pay the Brazilian Federal Government for the usage of public assets over the concession terms associated with certain of its Brazilian facilities. Accordingly, as at December 31, 2015, Brookfield Renewable recorded a liability associated with a future obligation relating to concession payments of $9 million (2014: $13 million). The future obligation is being settled through monthly payments made over the concession term.

Brookfield Renewable has recorded decommissioning retirement obligations associated with certain power generating assets. The estimated cost of decommissioning activities is based on a third party assessment. The decommissioning retirement obligation of $47 million at December 31, 2015 (2014: $48 million) has been established for hydroelectric and wind operation sites in Canada and United States that are expected to be restored between the years 2031 to 2138.

18. CAPITAL MANAGEMENT

Brookfield Renewable’s primary capital management objectives are to ensure the sustainability of its capital to support continuing operations, meet its financial obligations, allow for growth opportunities and provide stable distributions to its LP Unitholders. Brookfield Renewable’s capital is monitored through debt to total capitalization which is defined as the total long-term debt and credit facilities divided by total long-term debt and credit facilities plus equity.

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

Financial covenants associated with Brookfield Renewable’s various banking and credit arrangements are reviewed regularly and controls are in place to maintain compliance with these covenants. Brookfield Renewable complied with all material financial covenants for the years ended December 31, 2015, 2014 and 2013.

Brookfield Renewable’s strategy during December 31, 2015, which was unchanged from 2014, was to maintain the measure set out in the following schedule as at December 31:

(MILLIONS)	2015	2014
Total debt
Current portion of long-term debt	$770	$256
Long-term debt and credit facilities	6,568	7,422
	7,338	7,678
Deferred income tax liabilities, net(1)	2,538	2,495
Participating non-controlling interests - in operating subsidiaries	2,587	2,062
General partnership interest in a holding subsidiary held by
Brookfield	52	59
Participating non-controlling interests - in a holding
subsidiary - Redeemable/Exchangeable units held by Brookfield	2,559	2,865
Preferred equity	610	728
Preferred limited partners' equity	128	-
Limited partners' equity	2,827	3,167
Total capitalization	$18,639	$19,054
Debt to total capitalization	39%	40%

(1)            Deferred income tax liabilities less deferred income tax assets.

19. Non-controlling interests

Brookfield Renewable’s non-controlling interests are comprised of the following as at December 31:

(MILLIONS)	2015	2014
Participating non-controlling interests - in operating subsidiaries	$2,587	$2,062
General partnership interest in a holding subsidiary held by Brookfield	52	59
Participating non-controlling interests - in a holding subsidiary -
Redeemable/Exchangeable units held by Brookfield	2,559	2,865
Preferred equity	610	728
Total	$5,808	$5,714

Preferred equity

Brookfield Renewable’s preferred equity as at December 31 consists of Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) as follows:

			Earliest
		Cumulative	permitted	Dividends declared
	Shares	dividend	redemption	for the year ended
(MILLIONS)	outstanding	rate(1)	date	2015	2014	2015	2014
Series 1 (C$136)	5.45	3.36%	Apr 30, 2020	$6	$12	$98	$214
Series 2 (C$113)	4.51	3.03%	Apr 30, 2020	2	-	81	-
Series 3 (C$249)	9.96	4.40%	Jul 31, 2019	8	10	179	214
Series 5 (C$175)	7.00	5.00%	Apr 30, 2018	7	8	126	150
Series 6 (C$175)	7.00	5.00%	Jul 31, 2018	7	8	126	150
	33.92			$30	$38	$610	$728

(1)       Series 2 dividend rate represents annualized distribution based on the most recent quarterly floating rate.

The Class A Preference Shares do not have a fixed maturity date and are not redeemable at the option of the holders. As at December 31, 2015, none of the issued Class A Preference Shares have been redeemed by BRP Equity.

On April 1, 2015, the fixed dividend rate on the Series 1 Preference Shares for the five years commencing May 1, 2015 and ending April 30, 2020 was reset and, if declared, will be paid at an annual rate of 3.355% (C$0.2096875 per share per quarter). The holders of 4,518,289 Series 1 Preference Shares exercised their right to convert their shares into Class A, Series 2 Preference Shares on a one-for-one basis. The holders of the Series 2 Preference Shares will be entitled to receive floating rate cumulative preferential cash dividends, equal to the T-Bill Rate plus 2.620%. The quarterly dividend in respect of the November 1, 2015 to January 31, 2016 dividend period was paid on January 31, 2016 at an annual rate of 3.03% (C$ 0.19112 per share).

The holders of the Series 3 Preference Shares are entitled to receive fixed cumulative dividends.  The dividend will reset on July 31, 2019 and every five years thereafter at a rate equal to the then five year Government of Canada Bond yield plus 2.94%.

The holders of the Series 3 Preference Shares will have the right, at their option, to convert their shares into Class A, Series 4 Preference Shares on a one-for-one basis on the earliest permitted redemption date and every five years thereafter. The holders of the Series 4 Preference Shares will be entitled to receive floating rate cumulative preferential cash dividends, equal to the T-Bill Rate plus 2.94%.

The holders of the Series 5 and 6 Preference Shares are entitled to receive fixed cumulative dividends.

Brookfield Renewable, BRELP and certain holding company subsidiaries fully and unconditionally guarantee the payment of dividends on all of the Class A Preference Shares, the amount due on redemption, and the amounts due on the liquidation, dissolution or winding-up of BRP Equity.

Class A Preference Shares for Cancellation – Normal course issuer bid

On June 23, 2015, Brookfield Renewable announced that the Toronto Stock Exchange had accepted a notice of BRP Equity’s intention to commence a normal course issuer bid in connection with its outstanding Class A Preference Shares. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of the Class A Preference Shares. Repurchases were authorized to commence on June 26, 2015 and will terminate on June 25, 2016, or earlier should Brookfield Renewable complete its repurchases prior to such date.

For the year ended December 31, 2015, 78,537 Class A, Series 1, Series 2 and Series 3 Preference Shares were repurchased at a cost of $1 million, and cancelled.

Class A, Series 5  Preference Shares – Exchange offer

In November 2015, Brookfield Renewable announced its offer to exchange (the “Exchange Offer”) each issued and outstanding Class A, Series 5 Preference Share of BRP Equity with an annual dividend rate of 5.00% (the “Series 5 Preference Shares”) for one newly issued Class A, Series 5 Preferred Limited Partnership Unit (the “Preferred LP Units”) of Brookfield Renewable with an annual distribution rate of 5.59%.

The Exchange Offer was open for acceptance until, and completed on, February 8, 2016. On that date, a total of 2,885,496 Series 5 Preference Shares were tendered and exchanged for an equal number of Series 5 Preferred LP Units; refer to Note 31 – Subsequent Events.

Participating non-controlling interests – in operating subsidiaries

The net change in participating non-controlling interests – in operating entities is as follows:

	Brookfield
	Americas	Brookfield		Brookfield
	Infrastructure	Infrastructure	The Catalyst	Energia
(MILLIONS)	Fund	Fund II	Group	Renovável	Other	Total
As at December 31, 2012	$806	$-	$123	$58	$41	$1,028
Net income	21	1	18	1	-	41
OCI	133	(2)	(26)	(10)	4	99
Capital contributions(1)	51	214	-	-	-	265
Distributions	(119)	-	-	(3)	-	(122)
Other	(1)	(6)	1	-	(2)	(8)
As at December 31, 2013	$891	$207	$116	$46	$43	$1,303
Net income	14	22	14	-	1	51
OCI	54	187	8	-	10	259
Capital contributions(1)	-	610	-	-	-	610
Distributions	(45)	(89)	(12)	(3)	-	(149)
Other	-	-	-	(11)	(1)	(12)
As at December 31, 2014	$914	$937	$126	$32	$53	$2,062
Net income	26	27	14	-	2	69
OCI	89	144	(12)	(10)	(7)	204
Capital contributions(1)	-	460	-	-	-	460
Distributions	(70)	(126)	(7)	(1)	(4)	(208)
Other	(1)	(1)	-	1	1	-
As at December 31, 2015	$958	$1,441	$121	$22	$45	$2,587
Interests held by third parties	75-80%	50-60%	25%	24-30%	23-50%

(1)         Capital contributions are for the purposes of acquisitions and to fund expenses.

The following tables summarize certain financial information of operating subsidiaries that have non-controlling interests that are material to Brookfield Renewable:

	Brookfield
	Americas	Brookfield
	Infrastructure	Infrastructure	The Catalyst
(MILLIONS)	Fund	Fund II	Group	Other	Total
Interests held by third parties	75-80%	50-60%	25%	23-50%
Place of business		United States		United States
	United States	Brazil		Brazil
	Brazil	Europe	United States	Canada
For the year ended December 31, 2013:
Revenue	$195	$74	$188	$25	$482
Net (loss) income	23	2	72	2	99
Total comprehensive (loss) income	258	(1)	(15)	2	244
Net (loss) income allocated to
non-controlling interests	21	1	18	1	41
For the year ended December 31, 2014:
Revenue	$164	$211	$162	$31	$568
Net income	18	46	56	3	123
Total comprehensive income (loss)	85	422	87	45	639
Net income allocated to
non-controlling interests	14	22	14	1	51
As at December 31, 2014:
Property, plant and equipment, at fair value	$1,959	$3,316	$1,049	$494	$6,818
Total assets	2,021	3,572	1,159	529	7,281
Total borrowings	777	1,617	539	53	2,986
Total liabilities	853	1,946	556	73	3,428
Carrying value of non-controlling interests	$914	$937	$126	$85	$2,062

For the year ended December 31, 2015:
Revenue	$136	$402	$160	$30	$728
Net income	34	49	56	8	147
Total comprehensive income (loss)	144	247	8	(51)	348
Net income allocated to
non-controlling interests	26	27	14	2	69
As at December 31, 2015:
Property, plant and equipment, at fair value	$1,786	$4,417	$981	$398	$7,582
Total assets	1,840	4,770	1,096	409	8,115
Total borrowings	563	1,870	496	44	2,973
Total liabilities	628	2,236	512	61	3,437
Carrying value of non-controlling interests	$958	$1,441	$121	$67	$2,587

The following table summarizes certain financial information regarding General partnership interest in a holding subsidiary held by Brookfield and Participating non-controlling interests – in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield:

(MILLIONS)	2015	2014	2013
For the year ended December 31:
Revenue	$1,628	$1,704	$1,706
Net income	103	203	215
Comprehensive income (loss)	5	1,071	(333)
Net income allocated to(1):
GP interest	-	1	1
Redeemable/Exchangeable partnership units	1	55	67
As at December 31:
Property, plant and equipment, at fair value	$18,358	$18,566
Total assets	19,507	19,849
Total borrowings	7,338	7,678
Total liabilities	10,744	10,968
Carrying value of(2):
GP interest	52	59
Redeemable/Exchangeable partnership units	2,559	2,865

(1)         Allocated based on weighted-average GP interest, Redeemable/Exchangeable partnership units and LP Units of 2.7 million, 129.7 million, and 143.3 million, respectively (2014: 2.7 million, 129.7 million, and 138.8 million, respectively and 2013: 2.7 million, 129.7 million, and 132.9 million, respectively).

(2)         Allocated based on outstanding GP interest, Redeemable/Exchangeable partnership units and LP Units of 2.7 million, 129.7 million, and 143.2 million, respectively (2014: 2.7 million, 129.7 million, and 143.4 million, respectively).

As at December 31, 2015, general partnership units, representing the 1% general partnership interest in BRELP held by Brookfield (“GP interest”), and Redeemable/Exchangeable partnership units outstanding were 2,651,506 (December 31, 2014: 2,651,506) and 129,658,623 (December 31, 2014: 129,658,623), respectively.

Distributions

The composition of the distributions for the year ended December 31 is presented in the following table:

(MILLIONS)	2015	2014
General partnership interest in a holding
subsidiary held by Brookfield	$4	$4
Incentive distribution	8	2
	$12	$6

Participating non-controlling interests - in a
holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	$217	$201
	$229	$207

General partnership interest in a holding subsidiary held by Brookfield and Participating non-controlling interests – in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield

Brookfield, as the owner of the 1% GP interest, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly distributions exceed specified target levels. To the extent that LP Unit distributions exceed $0.375 per LP Unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly LP Unit distributions exceed $0.4225 per LP Unit, the incentive distribution is equal to 25% of distributions above this threshold.

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

As at December 31, 2015, general partnership units, representing the GP interest and Redeemable/Exchangeable partnership units outstanding were 2,651,506 (December 31, 2014: 2,651,506) and 129,658,623 (December 31, 2014: 129,658,623), respectively.

20. PREFERRED LIMITED PARTNERS’ EQUITY

In November 2015, Brookfield Renewable issued 7,000,000 Class A, Series 7 Preferred LP Units at a price of C$25 per unit for gross proceeds of C$175 million ($132 million). Transaction costs of $4 million were incurred. The holders of the Series 7 Preferred LP Units will be entitled to receive fixed cumulative quarterly distributions at an annual rate of C$1.375 per unit, a yield of 5.5%, for the initial period ending January 31, 2021. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of (i) the 5-year Government of Canada Bond yield plus 4.47%, and (ii) 5.5%. The Series 7 Preferred LP Units are redeemable on or after January 31, 2021.

The holders of Series 7 Preferred LP Units will have the right, at their option, to convert their Series 7 Preferred LP Units into Class A, Series 8 Preferred LP Units, subject to certain conditions, on January 31, 2021 and every five years thereafter. The holders of the Series 8 Preferred LP Units will be entitled to receive cumulative quarterly floating distributions at an annual rate equal to the 3-month Government of Canada Treasury Bill yield plus 4.47%.

As noted in Note 19 – Non-Controlling Interests, in February 2016 a total of 2,885,496  Series 5 Preference Shares of BRP Equity were tendered and exchanged for an equal number of Series 5 Preferred LP Units of Brookfield Renewable; refer to Note 31 - Subsequent Events.

The Class A Preferred LP Units do not have a fixed maturity date and are not redeemable at the option of the holders. As at December 31, 2015, none of the Class A Preferred LP Units have been redeemed by Brookfield Renewable.

21. LIMITED PARTNERS’ EQUITY

Limited partners’ equity

As at December 31, 2015, 143,188,170 LP Units were outstanding (December 31, 2014: 143,356,854) including 40,026,986 (December 31, 2014: 40,026,986) held by Brookfield. Brookfield owns all general partnership interests in Brookfield Renewable representing a 0.01% interest.

During the year ended December 31, 2015, 171,605 LP Units (2014: 121,941 LP Units) were issued under the distribution reinvestment plan.

LP Units Purchased for Cancellation – Normal course issuer bid

For the year ended December 31, 2015, 340,289 LP Units were repurchased at a cost of $9 million. The premium paid to purchase the LP Units in excess of the stated value was charged to limited partners’ equity. Repurchases were initially authorized to commence on December 29, 2014 and terminate on December 28, 2015. Pursuant to this bid, the Board of Directors of BRPL authorized Brookfield Renewable to repurchase up to 7.1 million LP Units, representing approximately 5% of the issued and outstanding LP Units. In December 2015, Brookfield Renewable renewed the normal course issuer bid and the authorization to repurchase up to 7.1 million LP Units will expire on December 28, 2016, or earlier should Brookfield Renewable complete its repurchases prior to such date. All LP Units acquired under the normal course issuer bid are cancelled. Outside of pre-determined trading blackout periods, purchases under Brookfield Renewable’s normal course issuer bid will be completed based upon management’s discretion.  Brookfield Renewable has not established an automatic securities purchase plan for its LP Units.

As at December 31, 2015, Brookfield’s direct and indirect interest of 169,685,609 LP Units and Redeemable/Exchangeable partnership units represents approximately 62% of Brookfield Renewable on a fully-exchanged basis.

On an unexchanged basis, Brookfield holds a 28% direct limited partnership interest in Brookfield Renewable, a 48% direct interest in BRELP through the ownership of Redeemable/Exchangeable partnership units and a direct 1% GP interest in BRELP as at December 31, 2015.

Distributions

Distributions may be made by the general partner of Brookfield Renewable with the exception of instances that there is insufficient cash available, payment rends Brookfield Renewable unable to pay its debt or payment of which might leave Brookfield Renewable unable to meet any future contingent obligations.

For the year ended December 31, 2015, Brookfield Renewable declared distributions on its LP Units of $239 million or $1.66 per LP Unit (2014: $216 million or $1.55 per LP Unit).

The composition of the distribution for the year ended December 31 is presented in the following table:

(MILLIONS)	2015	2014
Brookfield	$67	$62
External LP Unitholders	172	154
	$239	$216

In February 2015, unitholder distributions were increased to $1.66 per unit on an annualized basis, an increase of eleven cents per unit, which took effect with the distribution payable in March 2015.

22. PENSION AND EMPLOYEE FUTURE BENEFITS

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

Actuarial valuations for Brookfield Renewable’s pension plans are required as per governing provincial or federal regulations. For Québec and the United States registered plans, actuarial valuations are required annually. For Ontario registered plans, actuarial valuations are required on a triennial basis if the funding level of the plan is above a certain threshold. Currently, all Ontario registered plans are on a triennial schedule. The dates of the most recent actuarial valuations for Brookfield Renewable’s pension and non-pension benefit plans range from December 2013 to April, 2015. Brookfield Renewable measures its accrued benefit obligations and the fair value of plan assets for accounting purposes as at December 31 of each year.

The benefit liabilities represent the amount of pension and other employee future benefits that Brookfield Renewable’s employees and retirees have earned at year-end. The benefit obligation under these plans is determined through periodic actuarial reports which were based on the assumptions indicated in the following table.

Actuarial assumptions as at December 31:

	Defined benefit	Non-pension	Defined benefit	Non-pension	Defined benefit	Non-pension
	pension plans	benefit plans	pension plans	benefit plans	pension plans	benefit plans
	2015		2014		2013
	(%)		(%)		(%)
Discount rate	2.9 - 4.7	4.2 - 4.7	2.6 - 4.2	4.0 - 4.3	4.0 - 5.0	4.9 - 5.0
Rate of price inflation	2.0 - 2.5	N/A	2.0 - 2.5	N/A	2.0 - 2.5	N/A
Rate of compensation
increases	2.5 - 3.0	2.5 - 3.0	2.5 - 4.0	3.0 - 4.0	2.5 - 4.0	3.0 - 3.0
Health care trend rate(1)	N/A	6.3 - 7.1	N/A	6.5 - 7.2	N/A	6.5 - 7.7

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

A 50 basis point change in the assumptions mentioned before, used for the calculation of the benefit obligations as at December 31, 2015, would result in the following increase (decrease) of the benefit obligations:

	Defined benefit	Non-pension
(MILLIONS)	pension plans	benefit plans
Discount rate
50 basis point increase	(8)	(2)
50 basis point decrease	8	3
Rate of price inflation and inflation-linked assumptions
50 basis point increase	5	N/A
50 basis point decrease	(4)	N/A
Health care cost trend rate
50 basis point increase	N/A	3
50 basis point decrease	N/A	(2)

The sensitivity analysis presented above may not be representative of the actual change in the defined benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

Expense recognized in the consolidated statements of income and consolidated statements of comprehensive income (loss) for the year ended December 31:

	Defined benefit	Non-pension	Defined benefit	Non-pension	Defined benefit	Non-pension
	pension plans	benefit plans	pension plans	benefit plans	pension plans	benefit plans
(MILLIONS)	2015		2014		2013
Current service costs	$3	$1	$3	$1	$2	$1
Past service costs (recovery)	1	(1)	1	2	1	(1)
Interest expense	1	2	-	1	1	1
Administrative expenses	1	-	1	-	1	-
Recognized in consolidated
statement of income (loss)	6	2	5	4	5	1
Remeasurement of the net
defined benefit liability:
Return on plan assets	(1)	-	(4)	-	(7)	-
Actuarial changes arising
from changes in
demographic assumptions	2	(5)	1	2	2	-
Actuarial changes arising
from changes in
financial assumptions	(2)	(1)	8	3	(4)	(3)
Experience adjustments	2	-	(2)	-	-	-
Recognized in consolidated
statement of comprehensive
income (loss)	1	(6)	3	5	(9)	(3)
Total	$7	$(4)	$8	$9	$(4)	$(2)

The amounts included in the consolidated balance sheets arising from Brookfield Renewable’s obligations in respect of its defined benefit plans are as follows:

	Defined benefit	Non-pension	Defined benefit	Non-pension	Defined benefit	Non-pension
	pension plans	benefit plans	pension plans	benefit plans	pension plans	benefit plans
(MILLIONS)	2015		2014		2013
Present value of defined
benefit obligation	$124	$35	$128	$43	$80	$27
Fair value of plan assets	(103)	-	(108)	-	(74)	-
Net liability	$21	$35	$20	$43	$6	$27

Defined benefit obligations

The movement in the defined benefit obligation for the year ended December 31 is as follows:

	Defined benefit	Non-pension	Defined benefit	Non-pension	Defined benefit	Non-pension
	pension plans	benefit plans	pension plans	benefit plans	pension plans	benefit plans
(MILLIONS)	2015		2014		2013
Balance, beginning of year	$128	$43	$80	$27	$82	$29
Current service cost	3	1	3	1	2	1
Past service cost (recovery)	1	(1)	1	2	1	(1)
Interest expense	5	2	4	1	4	1
Remeasurement losses (gains)
Actuarial changes arising
from changes in
demographic assumptions	2	(5)	1	2	2	-
Actuarial changes arising
from changes in
financial assumptions	(2)	(1)	8	3	(4)	(3)
Experience adjustments	2	-	(2)	-	-	-
Benefits paid	(5)	(2)	(4)	(1)	(3)	(1)
Business combination	-	-	42	10	-	1
Exchange differences	(10)	(2)	(5)	(2)	(4)	-
Balance, end of year	$124	$35	$128	$43	$80	$27

Expected employer’s contributions to the defined benefit plans for the year ended December 31, 2016 are $5 million.

Fair value of plan assets

The movement in the fair value of plan assets for the year ended December 31 is as follows:

	Defined benefit	Non-pension	Defined benefit	Non-pension	Defined benefit	Non-pension
	pension plans	benefit plans	pension plans	benefit plans	pension plans	benefit plans
(MILLIONS)	2015		2014		2013
Balance, beginning of year	$108	$-	$74	$-	$64	$-
Interest income	4	-	4	-	3	-
Return on plan assets	1	-	4	-	7	-
Employer contributions	5	2	8	1	7	1
Business combination	-	-	28	-	-	-
Benefits paid	(5)	(2)	(4)	(1)	(3)	(1)
Exchange differences	(10)	-	(6)	-	(4)	-
Balance, end of year	$103	$-	$108	$-	$74	$-

The composition of plan assets as at December 31 is as follows:

	2015	2014
	(%)	(%)
Asset category:
Cash and cash equivalents	1	-
Equity securities	58	56
Debt securities	40	43
Real estate	1	1
	100	100

23.  Other income

Brookfield Renewable’s other income for the year ended December 31 is comprised of the following:

(MILLIONS)	2015	2014	2013
Gain on disposal (Note 5)	$53	$-	$-
Gains on settlement of foreign currency contracts	31	-	-
Compensation related to expired Brazilian
concession agreements(1)	17	-	-
Interest income and other	21	10	11
	$122	$10	$11

(1)       In July 2015, concession agreements relating to two Brazilian hydroelectric facilities expired. Brookfield Renewable elected not to renew these concession agreements in exchange for compensation of $17 million.

24.DIRECT OPERATING COSTS

Brookfield Renewable’s direct operating costs for the year ended December 31 are comprised of the following:

(MILLIONS)	2015	2014	2013
Operations, maintenance and administration	$396	$353	$331
Water royalties, property taxes and other	119	130	137
Fuel and power purchases	15	20	42
Energy marketing fees (Note 10)	22	21	20
Total direct operating costs	$552	$524	$530

25.  Other

Brookfield Renewable’s other for the year ended December 31 is comprised of the following:

(MILLIONS)	2015	2014	2013
Change in fair value of property, plant and equipment (Note 12)	$(38)	$9	$(41)
Unrealized loss on available-for-sale securities (Note 13)	(25)	-	-
Other	-	(6)	10
	$(63)	$3	$(31)

26. Foreign currency translation

Brookfield Renewable’s foreign currency translation for the year ended December 31 shown in the consolidated statement of comprehensive income (loss) is comprised of the following:

(MILLIONS)	2015	2014	2013
Foreign currency translation on
Property, plant and equipment, at fair value (Note 12)	$(1,975)	$(910)	$(789)
Long-term debt and credit facilities	697	352	263
Deferred income tax liabilities and assets	202	112	89
Other assets and liabilities	(62)	(21)	(64)
Unrealized gains on net investment hedges	55	69	-
	$(1,083)	$(398)	$(501)

27. SUPPLEMENTAL INFORMATION

The net change in working capital balances for the year ended December 31 shown in the consolidated statements of cash flows is comprised of the following:

(MILLIONS)	2015	2014	2013
Trade receivables and other current assets	$(72)	$20	$47
Accounts payable and accrued liabilities	2	(54)	(42)
Other assets and liabilities	8	14	(4)
	$(62)	$(20)	$1

28.  subsidiary public issuers

The following tables provide consolidated summary financial information for Brookfield Renewable, BRP Equity, and BREP Finance:

							Brookfield
	Brookfield	BRP	BREP	Holding	Other	Consolidating	Renewable
(MILLIONS)	Renewable	Equity	Finance	Entities(1)	Subsidiaries(2)	adjustments(3)	consolidated
As at December 31, 2015:
Current assets	$24	$-	$1,387	$111	$1,298	$(2,220)	$600
Long-term assets	2,957	603	-	15,605	18,780	(19,038)	18,907
Current liabilities	26	8	231	2,233	967	(2,220)	1,245
Long-term liabilities	-	-	1,151	378	9,251	(1,281)	9,499
Participating non-controlling
interests - in operating
subsidiaries	-	-	-	-	2,587	-	2,587
Participating non-controlling
interests -in a holding subsidiary
- Redeemable/Exchangeable
units held by Brookfield	-	-	-	2,559	-	-	2,559
Preferred equity	-	610	-	-	-	-	610
Preferred limited partners' equity	128	-	-	128	-	(128)	128
As at December 31, 2014:
Current assets	$21	$-	$1,307	$135	$1,169	$(1,938)	$694
Long-term assets	3,166	717	-	16,666	20,014	(21,408)	19,155
Current liabilities	20	9	16	1,935	645	(1,938)	687
Long-term liabilities	-	-	1,286	406	10,859	(2,270)	10,281
Participating non-controlling
interests - in operating
subsidiaries	-	-	-	-	2,062	-	2,062
Participating non-controlling
interests -in a holding subsidiary
- Redeemable/Exchangeable
units held by Brookfield	-	-	-	2,865	-	-	2,865
Preferred equity	-	728	-	-	-	-	728

(1)            Includes BRELP, BRP Bermuda Holdings I Limited (“Latam Holdco”), Brookfield BRP Holdings (Canada) Inc. (“NA Holdco”) and Brookfield BRP Europe Holdings Limited (“Euro Holdco”).

(2)            Includes subsidiaries of Brookfield Renewable, other than BRP Equity, BREP Finance and other holding entities.

(3)            Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

							Brookfield
	Brookfield	BRP	BREP	Holding	Other	Consolidating	Renewable
(MILLIONS)	Renewable	Equity	Finance	Entities(1)	Subsidiaries(2)	adjustments(3)	consolidated
For the year ended Dec 31, 2015
Revenues	$-	$-	$-	$8	$1,620	$-	$1,628
Net income (loss)	2	-	(1)	(42)	235	(91)	103
For the year ended Dec 31, 2014
Revenues	$-	$-	$-	$-	$1,704	$-	$1,704
Net income (loss)	58	-	(1)	187	438	(479)	203
For the year ended Dec 31, 2013
Revenues	$-	$-	$-	$-	$1,706	$-	$1,706
Net income (loss)	69	-	-	234	486	(574)	215

(1)            Includes BRELP, Latam Holdco, NA Holdco and Euro Holdco.

(2)            Includes subsidiaries of Brookfield Renewable, other than BRP Equity, BREP Finance, and other holding entities.

(3)            Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

See Note 15 – Long-term debt and credit facilities for additional details regarding the mid-term corporate notes issued by BREP Finance. See Note 19 – Non-controlling interests for additional details regarding Class A Preference Shares issued by BRP Equity.

29.  segmented information

Brookfield Renewable operates renewable power generating assets, which include conventional hydroelectric facilities and wind facilities located in North America, Latin America and Europe. Brookfield Renewable also operates three biomass facilities and two Co-gen facilities. Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the business, manage operations, and allocate resources based on the type of power generation (Hydroelectric, Wind, and Other, which includes Biomass and Co-gen).

Effective January 1, 2015, the geographies by which the Hydroelectric and Wind segments are further evaluated and for which information is disclosed have changed in order to allow the CODM to more effectively evaluate the business in a manner aligned with the continental operating platforms. Accordingly, while information regarding the United States and Canada will continue to be disclosed in a manner consistent with prior periods, these two segments have been further combined into the “North America” segment. The “Latin America” segment includes the former Brazil segment, while the “Europe” segment was not affected as a result of these changes.

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

Funds From Operations is defined as Adjusted EBITDA less interest, current income taxes and management service costs, which is then adjusted for the cash portion of non-controlling interests and distributions to preferred limited partners. For the year ended December 31, 2014, Funds From

Operations include the earnings received from the wind portfolio Brookfield Renewable acquired in Ireland, reflecting its economic interest from January 1, 2014 to June 30, 2014. This amount represents an acquisition price adjustment under IFRS 3, Business combinations but is included in Funds From Operations for purposes of reporting operating results to Brookfield Renewable’s CODM.

Transactions between the reportable segments occur at fair value.

In August 2015, Brookfield Renewable announced the promotions of the President and Chief Operating Officer to the Chief Executive Officer, and the Chief Executive Officer to the role of Executive Group Chairman, Renewable Power for Brookfield Asset Management, which includes oversight of all of Brookfield’s renewable investments. Accordingly, beginning on the date of the promotions, the CODM includes the Chief Executive Officer and Chief Financial Officer who will evaluate Brookfield Renewable’s results, manage its operations and allocate its resources by segment.

In January 2016 Brookfield Renewable, with its institutional partners, acquired a 57.6% controlling interest in Isagen from the Colombian government.  Beginning on the date of the acquisition, information regarding Isagen will be provided to the CODM and accordingly the acquired business in Colombia will be defined as a segment in the first quarter of 2016.  For the year ended December 31, 2015, the “Latin America” Hydroelectric and Wind segments are comprised solely of information related to Brookfield Renewable’s power generating assets in Brazil.

The following segmented information is regularly reported to our CODM.

	Hydroelectric				Wind					Other(1)	Corporate	Total
	North America			Latin	North America			Latin
(MILLIONS)	U.S.	Canada	Total	America	U.S.	Canada	Total	America	Europe
For the year ended
December 31, 2015:
Revenues	$698	$305	$1,003	$225	$101	$105	$206	$22	$138	$34	$-	$1,628
Adjusted EBITDA	453	255	708	188	76	86	162	21	103	14	(19)	1,177
Interest expense - borrowings	(160)	(62)	(222)	(24)	(33)	(30)	(63)	(9)	(29)	(2)	(80)	(429)
Funds From Operations prior to
non-controlling interests	287	193	480	153	43	56	99	11	75	11	(148)	681
Cash portion of non-controlling
interests	(87)	(3)	(90)	(17)	(23)	-	(23)	(6)	(43)	(5)	(30)	(214)
Funds From Operations	200	190	390	136	20	56	76	5	32	6	(178)	467
Depreciation	(200)	(82)	(282)	(125)	(53)	(58)	(111)	(9)	(80)	(9)	-	(616)
For the year ended
December 31, 2014:
Revenues	$719	$394	$1,113	$265	$129	$123	$252	$-	$45	$29	$-	$1,704
Adjusted EBITDA	493	315	808	198	86	105	191	-	29	11	(21)	1,216
Interest expense - borrowings	(153)	(70)	(223)	(19)	(39)	(38)	(77)	-	(9)	-	(87)	(415)
Funds From Operations prior to
non-controlling interests	339	245	584	162	47	67	114	-	31	11	(159)	743
Cash portion of non-controlling
interests	(83)	(2)	(85)	(13)	(34)	-	(34)	-	(13)	-	(38)	(183)
Funds From Operations	256	243	499	149	13	67	80	-	18	11	(197)	560
Depreciation	(159)	(82)	(241)	(143)	(63)	(72)	(135)	-	(25)	(4)	-	(548)
For the year ended
December 31, 2013:
Revenues	$677	$399	$1,076	$301	$125	$133	$258	$-	$-	$71	$-	$1,706
Adjusted EBITDA	473	319	792	221	82	111	193	-	-	23	(21)	1,208
Interest expense - borrowings	(148)	(64)	(212)	(23)	(38)	(44)	(82)	-	-	-	(93)	(410)
Funds From Operations prior to
non-controlling interests	322	255	577	181	44	67	111	-	-	23	(154)	738
Cash portion of non-controlling
interests	(69)	-	(69)	(12)	(26)	-	(26)	-	-	-	(37)	(144)
Funds From Operations	253	255	508	169	18	67	85	-	-	23	(191)	594
Depreciation	(140)	(85)	(225)	(156)	(65)	(77)	(142)	-	-	(12)	-	(535)

(1)            Includes biomass and Co-gen.

The following table reconciles Adjusted EBITDA and Funds From Operations, presented in the above tables, to net income as presented in the consolidated statements of income, for the year ended December 31:

(MILLIONS)	Notes	2015	2014	2013
Revenues	10	$1,628	$1,704	$1,706
Other income(1)(2)(3)	23	122	10	11
Share of cash earnings from equity-accounted investments	11	20	26	21
Direct operating costs	24	(552)	(524)	(530)
Less: cash portion of non-controlling interests - other income(1)	5	(41)	-	-
Adjusted EBITDA		1,177	1,216	1,208
Fixed earnings adjustment(4)		-	11	-
Interest expense - borrowings	15	(429)	(415)	(410)
Management service costs	10	(48)	(51)	(41)
Current income tax expense	16	(18)	(18)	(19)
Less: distributions to preferred limited partners	20	(1)	-	-
Funds From Operations prior to non-controlling interests		681	743	738
Less: cash portion of non-controlling interests
Participating non-controlling interests - in operating
subsidiaries	19	(184)	(145)	(107)
Preferred equity	19	(30)	(38)	(37)
Funds From Operations		467	560	594
Add: cash portion of non-controlling interests(1)	19	255	183	144
Add: distributions to preferred limited partners	20	1	-	-
Less: fixed earnings adjustment		-	(11)	-
Depreciation	12	(616)	(548)	(535)
Unrealized financial instruments (loss) gain	9	(9)	10	37
Share of non-cash loss from equity-accounted investments	11	(10)	(23)	(12)
Deferred income tax recovery	16	78	29	18
Other	4	(63)	3	(31)
Net income		$103	$203	$215

(1)       In July 2015, Brookfield Renewable, along with its institutional partners, sold its interest in a 102 MW wind facility in California to a third party for gross cash consideration of $143 million, resulting in a gain of $53 million.  See Note 5 - Disposal of assets and 23 - Other income. Brookfield Renewable’s share of the gain was $12 million, representing the 22% interest in the facility and is net of the cash portion of non-controlling interests.

(2)       In July 2015, concession agreements relating to two Brazilian hydroelectric facilities expired. Brookfield Renewable elected not to renew these concession agreements in exchange for compensation of $17 million.

(3)       In 2015, Brookfield Renewable realized gains of $31 million on the settlement of foreign currency contracts. See Note 23 - Other income.

(4)       The fixed earnings adjustment relates to Brookfield Renewable’s investment in the acquisition of the wind portfolio in Ireland. Pursuant to the terms of the purchase and sale agreement, Brookfield Renewable acquired an economic interest in the wind portfolio from January 1, 2014.The transaction closed on June 30, 2014, and accordingly under IFRS, the $11 million net Funds From Operations contribution was recorded as part of the purchase price.

The following table presents information about Brookfield Renewable’s certain balance sheet items on a segmented basis:

	Hydroelectric				Wind energy					Other(1)	Corporate	Total
	North America			Latin	North America			Latin
(MILLIONS)	U.S.	Canada	Total	America	U.S.	Canada	Total	America	Europe
As at December 31, 2015:
Property, plant and
equipment, at fair value	$8,240	$4,879	$13,119	$1,728	$894	$893	$1,787	$245	$1,201	$278	$-	$18,358
Total assets	8,645	5,095	13,740	1,954	975	920	1,895	267	1,312	315	24	19,507
Total borrowings	2,721	954	3,675	207	459	504	963	105	618	34	1,736	7,338
Total liabilities	4,238	1,988	6,226	311	576	708	1,284	108	838	76	1,901	10,744
For the year ended
December 31, 2015:
Additions to property, plant
and equipment	68	49	117	373	7	3	10	318	347	284	-	1,449
As at December 31, 2014:
Property, plant and
equipment, at fair value	$7,922	$5,168	$13,090	$2,120	$1,203	$1,137	$2,340	$-	$975	$41	$-	$18,566
Total assets	8,463	5,286	13,749	2,287	1,292	1,164	2,456	-	1,108	43	206	19,849
Total borrowings	2,814	1,155	3,969	189	621	629	1,250	-	583	-	1,687	7,678
Total liabilities	4,345	2,214	6,559	300	706	865	1,571	-	747	1	1,790	10,968
For the year ended
December 31, 2014:
Additions to property, plant
and equipment	1,415	40	1,455	19	10	17	27	-	1,129	-	-	2,630

(1)            Includes biomass and Co-gen.

The following information is about Brookfield Renewable’s equity accounted investments:

	Hydroelectric				Wind energy					Other	Corporate	Total
	North America			Latin	North America			Latin
(MILLIONS)	U.S.	Canada	Total	America	U.S.	Canada	Total	America	Europe
As at December 31, 2015	$106	$60	$166	$24	$-	$-	$-	$-	$7	$-	$-	$197
As at December 31, 2014	$177	$56	$233	$38	$-	$-	$-	$-	$2	$-	$-	$273

30.  Commitments, contingencies and guarantees

Commitments

In the course of its operations, Brookfield Renewable and its subsidiaries have entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements are renewable and extend up to 2091.

In July 2015, Brookfield Renewable entered into an agreement to acquire two hydroelectric facilities in Brazil with an aggregate capacity of 51 MW and expected to generate 293 GWh. Brookfield Renewable completed this acquisition in January 2016; refer to Note 31 - Subsequent Events. Brookfield Renewable will retain a 100% interest in these facilities.

In October 2015, Brookfield Renewable entered into an agreement to acquire two hydroelectric facilities in Pennsylvania with an aggregate capacity of 292 MW. The facilities are expected to generate 1,109 GWh annually. Brookfield Renewable is pursuing this transaction with institutional partners, and is expected to retain an approximate 40% controlling interest in the facilities. The transaction is expected to close in the first quarter of 2016, subject to typical closing conditions.

In January 2016 Brookfield Renewable, with its institutional partners, acquired an approximate 57.6% controlling interest in Isagen S.A. (“Isagen”) from the Colombian government; refer to Note 31 – Subsequent Events. Brookfield Renewable’s initial economic interest in Isagen is 9% after accounting for the non-controlling interests of its institutional partners. Following the closing of the acquisition Brookfield Renewable and its institutional partners are required to conduct two tender offers with respect to the remaining Isagen shares. If our consortium is successful in acquiring the remaining outstanding Isagen shares, Brookfield Renewable’s interest in Isagen would then increase to approximately 23%.

The remaining development project costs on three Brazilian hydroelectric projects totaling 72 MW, a 55 MW biomass facility in Brazil, and a 14 MW wind project in Northern Ireland are expected to be $193 million. The biomass facility and the wind project are expected to be fully operational in 2016. Two hydroelectric projects with a combined capacity of 53 MW are expected to be fully operational in 2017, and the 19 MW hydroelectric project is expected to be fully operational in 2018. In the fourth quarter of 2015, Brookfield Renewable entered into a construction agreement in regards to a 15 MW wind development project in Northern Ireland. Costs associated with the project are expected to be $30 million. Construction is expected to commence in the first quarter of 2016.

As at December 31, 2015, Brookfield Renewable had commitments for future minimum lease payments under non-cancellable leases which fall due as follows:

(MILLIONS)
2016	$24
2017	22
2018	20
2019	20
2020	18
Thereafter	191
Total	$295

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

Brookfield Renewable, on behalf of Brookfield Renewable’s subsidiaries, and the subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. The activity on the issued letters of credit by Brookfield Renewable can be found in Note 15 – Long-term debt and credit facilities.

Brookfield Renewable along with institutional investors have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund and the Brookfield Infrastructure Fund II. As at December 31, 2015, letters of credit issued by Brookfield Renewable along with institutional investors were $71 million (2014: $125 million).

Brookfield Renewable’s equity-accounted entities have similarly provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. As at December 31, 2015, letters of credit issued by Brookfield Renewable’s equity-accounted entities were $16 million (2014: nil).

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

31.  subsequent eventS

Acquisition of Isagen

In January 2016 Brookfield Renewable, with its institutional partners, acquired a 57.6% controlling interest in Isagen from the Colombian government. Isagen is Colombia’s third-largest power generation company and owns and operates a 3,032 MW portfolio, consisting predominantly of a portfolio of six, largely reservoir-based, hydroelectric facilities. Annual generation is expected to approximate 15,000 GWh. In addition, the portfolio includes approximately 3,800 MW of attractive medium to long-term development projects providing further growth opportunity.

Aggregate consideration was approximately $2.0 billion (COP 6.7 trillion) for the initial 57.6% interest. Brookfield Renewable’s initial investment is $225 million for a 9% economic interest in Isagen after accounting for the non-controlling interests of its institutional partners. Brookfield Renewable is the general partner of and effectively controls the entity that acquired the 57.6% interest in Isagen.

Following the closing of the acquisition Brookfield Renewable and its institutional partners are required to conduct two mandatory tender offers (collectively, the “MTO”) with respect to the remaining Isagen shares. If our consortium is successful in acquiring all of the remaining outstanding Isagen shares, a further approximately $1.4 billion (COP 4.8 trillion) would be invested.  Brookfield Renewable’s interest in Isagen would then increase to approximately 23% and a further approximate $400 million of equity would be invested.

The aggregate consideration for the initial 57.6% interest and the aggregate tender offer is or is anticipated to be financed as follows:

	Initial	MTO
(MILLIONS)	57.6%	42.4%	100%
Non-recourse borrowings	$510	$240	$750
Equity
Non-controlling interests	1,244	806	2,050
Brookfield Renewable	225	400	625
	$1,979	$1,446	$3,425

In association with the Isagen acquisition, Brookfield Renewable and its institutional partners secured financing in the amount of $750 million of which $510 million was drawn to partially fund the initial 57.6% interest. The loan bears interest at a floating interest rate of LIBOR plus a margin of 250 basis points and matures in January 2021. Brookfield Renewable also secured a one-year, $500 million, non-revolving corporate credit facility. The terms of this credit facility are consistent with the terms of our corporate credit facilities and the applicable margin is 1.20%.

The estimated fair values of the assets acquired and liabilities assumed will be disclosed in the Q1 2016 interim report and financial statements with final figures expected within 12 months of the acquisition date.

Acquisition of Brazil hydroelectric facilities

In January 2016, Brookfield Renewable completed the acquisition of two hydroelectric facilities in Brazil. The aggregate capacity of the two facilities is 51 MW, and annual generation is expected to be 293 GWh. Brookfield Renewable will retain a 100% interest in the facilities.

Equity transactions

In February 2016, Brookfield Renewable announced the completion of the Exchange Offer for the exchange of Series 5 Preference Shares for Series 5 Preferred LP Units. A total of 2,885,496 Series 5 Preference Shares were tendered and exchanged for an equal number of Series 5 Preferred LP Units.

Distribution increase

In February 2016, Brookfield Renewable announced an increase in LP Unitholder distributions to $1.78 per LP Unit on an annualized basis, an increase of 12 cents per LP Unit, to take effect with the first quarter distribution payable in March 2016.