Form 20-F
period 2017-12-31
Brookfield Renewable Partners L.P.
filed 2018-03-01
CIK 1533232

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

180,388,361 Limited Partnership Units as of December 31, 2017

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes   x     No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   Yes   ☐  No  S

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes   S   No   ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes   S   No   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definitions of “accelerated filer”, “large accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer x	Accelerated filer ☐	Non-accelerated filer ☐

Emerging growth company ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. [  ]

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

Yes ☐  No  S

INTRODUCTION AND USE OF CERTAIN TERMS

Unless otherwise specified, information provided in this annual report on Form 20-F (this “Form 20-F”) is as of December 31, 2017. Unless the context requires otherwise, when used in this Form 20-F, the terms “Brookfield Renewable”, “we”, “us” and “our” refer to BEP, BRELP, the Holding Entities and the Operating Entities, each as defined in this Form 20-F, individually or collectively, as applicable; “BEP” refers to Brookfield Renewable Partners L.P.; and “Brookfield” refers to Brookfield Asset Management Inc. and its subsidiaries (other than Brookfield Renewable). All references to “our portfolio” include 100% of the capacity and energy of the facilities even though we do not own 100% of the economic output of such facilities (see the table under Item 4.B. “Business Overview — Our Operations” for details on our portfolio).

“ABCA” means the Business Corporations Act (Alberta),  R.S.A. 2000, c. B-9, as amended, including the regulations promulgated under such Act.

“Adjusted EBITDA” means revenues less direct costs (including energy marketing costs) and other income, before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, distributions to preferred limited partners and other typical non-recurring items. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures”.

“Adjusted Funds From Operations” means Funds From Operations less Brookfield Renewable’s share of levelized sustaining capital expenditures (based on long-term capital expenditure plans). Sustaining capital expenditures are an estimate made by management of the amount of ongoing capital investment required to maintain condition of all our facilities and current revenues. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures”.

“Affiliate” or “affiliate” of any person is a person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such person.

“Amended and Restated Limited Partnership Agreement of BEP” means the fourth amended and restated limited partnership agreement of BEP, dated May 3, 2016, as further amended on May 25, 2016, February 14, 2017 and January 16, 2018.

“Amended and Restated Limited Partnership Agreement of BRELP” means the third amended and restated limited partnership agreement of BRELP, dated February 11, 2016, as further amended on May 25, 2016, February 14, 2017 and January 16, 2018.

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

“BRELP Series 9 Preferred Units” means the Class A Preferred Units, Series 9 of BRELP.

“BRELP Series 10 Preferred Units” means the Class A Preferred Units, Series 10 of BRELP.

“BRELP Series 11 Preferred Units” means the Class A Preferred Units, Series 11 of BRELP.

“BRELP Series 12 Preferred Units” means the Class A Preferred Units, Series 12 of BRELP.

“BRELP Series 13 Preferred Units” means the Class A Preferred Units, Series 13 of BRELP.

“BRELP Series 14 Preferred Units” means the Class A Preferred Units, Series 14 of BRELP.

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

“Class A Preferred Units” means BEP’s Class A Preferred Limited Partnership Units, issuable in series (which includes the Series 5, Series 7, Series 8, Series 9, Series 10, Series 11, Series 12, Series 13 and Series 14 Preferred Units), of BEP.

“Class B Preference Shares” has the meaning given to it under Item 10.B “Memorandum and Articles of Association – BRP Equity”.

“Co-gen” means gas-fired co-generation.

“Code” has the meaning given to it under Item 6.C “Board Practices — Code of Business Conduct and Ethics”.

“CODM” has the meaning given to it under Item 5.A “Operating Results — “— Financial Performance Review on Proportionate Information”.

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

“DRS Statement” has the meaning given to it under Item 4.B “Business Overview — Our LP Unit Distribution Reinvestment Plan”.

“DTC” means The Depository Trust Company.

“EDGAR” means the Electronic Data Gathering, Analysis, and Retrieval system administered by the SEC.

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

“FATCA” means the Foreign Account Tax Compliance provisions of the Hiring Incentives to Restore Employment Act of 2010.

“FCPA” has the meaning given to it under Item 3.D “Risk Factors — Risks Related to Our Operations and the Renewable Power Industry”.

“FERC” has the meaning given to it under Item 4.B “Business Overview — North American Business”.

“Finco” means Brookfield Renewable Partners ULC, formerly named Brookfield Renewable Energy Partners ULC.

“Finco Bonds” means all outstanding bonds issued by Finco pursuant to the Bond Indenture.

“Finco Bond Guarantors” means, collectively, BEP, BRELP, NA Holdco, LATAM Holdco, Euro Holdco and Investco.

“First Distribution Threshold” has the meaning given to it under item 10.B “Memorandum and Articles of Association – Description of the Amended and Restated Limited Partnership Agreement of BRELP – Distributions”.

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

“Funds From Operations” means Adjusted EBITDA less interest, current income taxes, management service costs and distributions to preferred limited partners, before the effects of deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments and other typical non-recurring items as these are not reflective of the performance of the underlying business. For the year ended December 31, 2014, “Funds-From-Operations” include the earnings received from the wind portfolio we acquired in Ireland, reflecting our economic interest from January 1 to June 20, 2014.  Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures”.

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

“Holder” has the meaning given to it under Item 10.E “Taxation — Certain Material Canadian Federal Income Tax Considerations”.

“Holding Entities” means LATAM Holdco, NA Holdco, Euro Holdco, Investco and any other direct wholly-owned subsidiary of BRELP created or acquired after the date of the Amended and Restated Limited Partnership Agreement of BRELP.

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

“LATAM Holdco” means BRP Bermuda Holdings I Limited.

“LIBOR” means London Interbank Offered Rate.

“Licensing Agreement” has the meaning given to it under Item 7.B “Related Party Transactions — Licensing Agreement”.

“LIHI” has the meaning given to it under Item 4.B “Our Operations – Environmental Protection and Corporate Social Responsibility”.

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

“Non-Resident Entities” has the meaning given to it under Item 3.D “Risk Factors — Risks Related to Taxation — Canada”.

“Non-Resident Holder” has the meaning given to it in Item 10.E “Taxation — Holders Not Resident in Canada”.

“Non-Resident Subsidiaries” has the meaning given to it under Item 3.D “Risk Factors — Risks Related to Taxation — Canada”.

“Non-Resident Unitholders” has the meaning given to it under Item 3.D “Risk Factors — Risks Related to Taxation — Canada”.

“Non-U.S. Holder” has the meaning given to it under Item 10.E “Taxation — Material U.S. Federal Income Tax Considerations”.

“NYSE” means the New York Stock Exchange.

“OCI” has the meaning given to it under Item 5.A “Operating Results – Critical Estimate, Accounting Policies and Internal Controls”.

“Operating Entities” means the subsidiaries of the Holding Entities which, from time to time, directly or indirectly hold, or may in the future hold, assets or operations, including any assets or operations held through joint ventures, partnerships and consortium arrangements.

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

“Preference Share Guarantors” means, collectively, BEP, BRELP, NA Holdco, LATAM Holdco, Euro Holdco and Investco.

“Preference Shares” means the Class A Preference Shares and the Class B Preference Shares.

“Preferred Unit Guarantees” means the guarantees granted by the Preferred Unit Guarantors in respect of the Series 5, Series 7, Series 8, Series 9, Series 10, Series 11, Series 12, Series 13 and Series 14 Preferred Units.

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

“RDSP” has the meaning given to it under Item 3.D “Risk Factors – Risks Related to Taxation – Canada”.

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

“RESP” has the meaning given to it under Item 3.D “Risk Factors – Risks Related to Taxation – Canada”.

“RPS” has the meaning given to it under Item 4.B “Business Overview — Global Renewable Power Drivers”.

“RRIF” has the meaning given to it under Item 3.D “Risk Factors — Risks Related to Taxation — Canada”.

“RRSP” has the meaning given to it under Item 3.D “Risk Factors — Risks Related to Taxation — Canada”.

“S&P” means S&P Global Ratings Canada, a business unit of S&P Global Canada Corp.

“Sarbanes-Oxley Act” means the United States Sarbanes-Oxley Act of 2002, including the rules and regulations promulgated thereunder.

“SEC” means the United States Securities and Exchange Commission.

“Second Distribution Threshold” has the meaning given to it under Item 10.B “Memorandum and Articles of Association – Description of the Amended and Restated Limited Partnership Agreement of BRELP – Distributions”.

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

“Series 9 Preferred Units” means the Class A Preferred Units, Series 9 of BEP.

“Series 10 Preferred Units” means the Class A Preferred Units, Series 10 of BEP.

“Series 11 Preferred Units” means the Class A Preferred Units, Series 11 of BEP.

“Series 12 Preferred Units” means the Class A Preferred Units, Series 12 of BEP.

“Series 13 Preferred Units” means the Class A Preferred Units, Series 13 of BEP.

“Series 14 Preferred Units” means the Class A Preferred Units, Series 14 of BEP.

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

“Service Recipients” means BEP, BRELP, the Holding Entities and, at the option of the Holding Entities, any Operating Entities.

“SHPP” means a small hydroelectric power plant, which is a category of hydro power facilities in Brazil with 30 MW of capacity or less.

“SIFT Rules” has the meaning given to it under Item 3.D “Risk Factors — Risks Related to Taxation — Canada”.

“Tax Act” means the Canadian Income Tax Act, R.S.C. 1985, c. 1. (5th Supp), as amended, including the regulations promulgated under such Act.

“Tax Cuts and Jobs Act” has the meaning given to it under Item 3.D “Risk Factors – Risks Related to Taxation – United States”.

“Tax Proposals” means all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister prior to the date hereof.

“TerraForm Global” means TerraForm Global, Inc.

“TerraForm Power” means TerraForm Power, Inc.

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

“TWh” means terawatt hour.

“UBTI” has the meaning given to it under Item 3.D “Risk Factors — Risks Related to Taxation — United States”.

“U.K.” means the United Kingdom of Great Britain and Northern Ireland.

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

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to, the following:

•        changes to hydrology at our hydroelectric facilities, to wind conditions at our wind energy facilities, to irradiance at our solar facilities or to weather generally at any of our facilities;

•        volatility in supply and demand in the energy markets;

•        our inability to re-negotiate or replace expiring PPAs on similar terms;

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

•        increased regulation of our operations;

•        concessions and licenses expiring and not being renewed or replaced on similar terms;

•        increases in the cost of operating our plants;

•        our failure to comply with conditions in, or our inability to maintain, governmental permits;

•        equipment failures, including relating to wind turbines and solar panels;

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

•        the time and expense of enforcing contracts against non-performing counter-parties and the uncertainty of success;

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

•        changes to our credit ratings;

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

•        we do not have control over all our operations or investments;

•        foreign laws or regulation to which we become subject as a result of future acquisitions in new markets;

•        changes to government policies that provide incentives for renewable energy;

•        a decline in the value of our investments in securities, including publicly traded securities of other companies;

•        we are not subject to the same disclosure requirements as a U.S. domestic issuer;

•        the separation of economic interest from control within our organizational structure;

•        the incurrence of debt at multiple levels within our organizational structure;

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

Financial Information

The financial information contained in this Form 20-F is presented in U.S. dollars and, unless otherwise indicated, has been prepared in accordance with IFRS. All figures are unaudited unless otherwise indicated. In this Form 20-F, all references to “$” are to U.S. dollars. Canadian dollars, Brazilian reais, Euros, Colombian pesos and British pounds sterling are identified as “C$”, “R$”, “€”, “COP” and “£” respectively.

CAUTIONARY STATEMENT REGARDING USE OF NON-IFRS MEASURES

This Form 20-F contains references to Adjusted EBITDA, Funds From Operations, Funds From Operations per Unit and Adjusted Funds From Operations which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA, Funds From Operations, Funds From Operations per Unit and Adjusted Funds From Operations used by other entities. In particular, our definition of Funds From Operations and Adjusted Funds From Operations may differ from the definition of funds from operations used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. We believe that Adjusted EBITDA, Funds From Operations, Funds From Operations per Unit and Adjusted Funds From Operations are useful supplemental measures that may assist investors in assessing our financial performance. None of Adjusted EBITDA, Funds From Operations, Funds From Operations per Unit or Adjusted Funds From Operations should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. These non-IFRS measures reflect how we manage our business and, in our opinion, enable the reader to better understand our business. Reconciliations of each of Adjusted EBITDA, Funds From Operations, and Adjusted Funds From Operations to net income (loss) are presented in Item 5.A “Operating Results —  Financial Performance Review on Proportionate Information”.

PART I

ITEM 1.       IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.       OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.       KEY INFORMATION

3.A              SELECTED FINANCIAL DATA

The information in this section, excluding the operational information, Adjusted EBITDA, Funds From Operations and Funds From Operations per LP Unit, and Adjusted Funds From Operations set forth in the tables below, is derived from and should be read in conjunction with the audited consolidated financial statements of Brookfield Renewable as at December 31, 2017 and 2016, and for the years ended December 31, 2017, 2016 and 2015 and related notes which are included elsewhere in this Form 20-F.

See Item 5. “Operating and Financial Review and Prospects,” Item 8. “Financial Information” and Item 18. “Financial Statements”.

HISTORICAL OPERATIONAL AND FINANCIAL INFORMATION
YEAR ENDED DECEMBER 31
(MILLIONS, EXCEPT AS NOTED)	2017	2016	2015	2014	2013
Operational information:
Capacity (MW)	16,369	10,731	7,284	6,707	5,849
Total generation (GWh)
Long-term average generation	42,334	38,982	24,467	22,315	20,303
Actual generation	43,385	34,071	23,332	22,548	22,222

Proportionate generation (GWh)
Long-term average generation	23,251	22,362	18,749	17,942	17,050
Actual generation	23,968	20,222	17,662	18,173	18,927
Average revenue ($ per MWh)	70	71	71	78	79

Additional financial information:
Net (loss) income attributable to
Unitholders	$(56)	$(65)	$3	$114	$137
Basic income (loss) per LP Unit(1)	(0.18)	(0.23)	0.10	0.42	0.52
Consolidated Adjusted EBITDA(2)	1,751	1,499	1,224	1,219	1,211
Proportionate Adjusted EBITDA(2)	1,142	942	907	1,008	1,055
Funds From Operations(2)	581	419	467	560	594
Adjusted Funds From Operations(2)	513	352	407	502	538
Funds From Operations per LP Unit	1.90	1.45	1.69	2.07	2.24
Distribution per LP Unit	1.87	1.78	1.66	1.55	1.45
AS AT DECEMBER 31
(MILLIONS, EXCEPT AS NOTED)	2017	2016	2015	2014	2013
Property, plant and equipment, at fair value	$27,096	$25,257	$18,358	$18,566	$15,741
Equity-accounted investments	721	206	197	273	290
Total assets	30,904	27,737	19,507	19,849	16,999

Long-term debt and credit facilities	11,766	10,182	7,338	7,678	6,623
Deferred income tax liabilities	3,588	3,802	2,695	2,637	2,265
Total liabilities	16,622	15,065	10,744	10,968	9,463

Participating non-controlling interests - in
operating subsidiaries	6,298	5,589	2,587	2,062	1,303
General partnership interest in a holding
subsidiary held by Brookfield	58	55	52	59	54
Participating non-controlling interests - in
a holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	2,843	2,680	2,559	2,865	2,657
Preferred equity	616	576	610	728	796
Preferred limited partners' equity	511	324	128	-	-
Limited partners' equity	3,956	3,448	2,827	3,167	2,726
Total equity	14,282	12,672	8,763	8,881	7,536
Debt to capitalization	40%	38%	39%	40%	41%

(1)        For the year ended December 31, 2017, weighted average LP Units, Redeemable/Exchangeable partnership units and GP interest totaled 305.8 million (2016: 288.7 million, 2015: 275.6 million, 2014: 271.1 million and 2013: 265.3 million).

(2)        Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”.

FINANCIAL REVIEW FOR THE YEARS ENDED DECEMBER 31, 2017 TO 2013

The following table reflects the Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations and the reconciliation to net income (loss) for the years indicated:

(MILLIONS, EXCEPT AS NOTED)	2017	2016	2015	2014	2013
Generation (GWh) - LTA	42,334	38,982	24,467	22,315	20,303
Generation (GWh) - actual(1)	43,385	34,071	23,332	22,548	22,222
Revenues	$2,625	$2,452	$1,628	$1,704	$1,706
Other income(2)(3)(4)	53	64	81	10	11
Share of Adjusted EBITDA from
equity-accounted investments	51	21	67	29	24
Direct operating costs	(978)	(1,038)	(552)	(524)	(530)
Adjusted EBITDA(5)	1,751	1,499	1,224	1,219	1,211
Fixed earnings adjustment(6)	-	-	-	11	-
Management service costs	(82)	(62)	(48)	(51)	(41)
Interest expense – borrowings	(632)	(606)	(429)	(415)	(410)
Current income taxes	(39)	(44)	(18)	(18)	(19)
Share of interest and cash taxes from
equity-accounted investments	(22)	(12)	(47)	(3)	(3)
Distributions to preferred limited partners	(28)	(15)	(1)	-	-
Cash portion of non-controlling interests
Participating non-controlling interests -
in operating subsidiaries	(341)	(316)	(184)	(145)	(107)
Preferred equity	(26)	(25)	(30)	(38)	(37)
Funds From Operations(5)	581	419	467	560	594
Less: adjusted sustaining capital expenditures(7)	(68)	(67)	(60)	(58)	(56)
Adjusted Funds From Operations(5)	513	352	407	502	538
Add: cash portion of non-controlling interests	367	341	255	183	144
Add: distributions to preferred limited partners	28	15	1	-	-
Add: adjusted sustaining capital expenditures(7)	68	67	60	58	56
Less: fixed earnings adjustment	-	-	-	(11)	-
Depreciation	(782)	(781)	(616)	(548)	(535)
Unrealized financial instruments (loss) gain	(33)	(4)	(9)	10	37
Share of non-cash loss from equity-accounted investments	(27)	(9)	(10)	(23)	(12)
Deferred income tax (expense) recovery	(49)	97	78	29	18
Other	(34)	(38)	(63)	3	(31)
Net income	$51	$40	103	$203	$215
Net income (loss) attributable to:
Non-controlling interests
Participating non-controlling interests -
in operating subsidiaries	$53	$65	$69	$51	$41
General partnership interest in a holding
subsidiary held by Brookfield	(1)	-	-	1	1
Participating non-controlling interests - in
a holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	(23)	(29)	1	55	67
Preferred equity	26	25	30	38	37
Preferred limited partners' equity	28	15	1	-	-
Limited partners' equity	(32)	(36)	2	58	69
Basic and diluted earnings (loss) per LP Unit(8)	$(0.18)	$(0.23)	$0.01	$0.42	$0.52

(1)               Variations in generation are described under Item 5.A “Operating Results – Financial Performance Review on Proportionate Information”.

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

(5)               Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”

(6)               The fixed earnings adjustment relates to Brookfield Renewable’s investment in the acquisition of a wind portfolio in Ireland and the $11 million net Funds From Operations contribution was recorded as part of the purchase price.

(7)               Based on long-term capital expenditure plans.

(8)               Weighted average LP Units, Redeemable/Exchangeable partnership units and GP interest outstanding during the year totaled 305.8 million (2016: 288.7 million, 2015: 275.6 million, 2014: 271.1 million and 2013: 265.3 million).

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

Risks Related to Our Operations and the Renewable Power Industry

Changes to hydrology at our hydroelectric facilities, wind conditions at our wind energy facilities, irradiance at our solar facilities or weather conditions generally at any of our facilities could materially adversely affect the volume of electricity generated.

The revenues generated by our facilities are correlated to the amount of electricity generated, which in turn is dependent upon available water flows and upon wind, irradiance and weather conditions generally. Hydrology, wind, irradiance and weather conditions have natural variations from season to season and from year to year and may also change permanently because of climate change or other factors. A natural disaster could also impact water flows within the watersheds in which we operate. Wind energy and solar energy are highly dependent on weather conditions and, in particular, on wind conditions and irradiance, respectively.  The profitability of a wind farm depends not only on observed wind conditions at the site, which are inherently variable, but also on whether observed wind conditions are consistent with assumptions made during the project development phase or when a given project was acquired. Similarly, projections of solar resources depend on assumptions about weather patterns, shading and irradiance, which are inherently uncertain and may not be consistent with actual conditions at the site. A sustained decline in water flow at our hydroelectric facilities or in wind conditions at our wind energy facilities or of irradiance at our solar facilities could lead to a material adverse change in the volume of electricity generated, revenues and cash flow. Weather conditions have historically caused variability in sugarcane harvest.  A decline in sugarcane supply caused by drought, frost or floods, to the sugar and ethanol mills that are the feedstock suppliers of our biomass cogeneration facilities, could limit the volume of electricity these facilities are able to generate.

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

Certain PPAs in our portfolio will be subject to re-contracting in the future. If the price of electricity in power markets is declining at the time of such re-contracting, it may impact our ability to re-negotiate or replace these contracts on terms that are acceptable to us, or at all. We cannot provide any assurance that we will be able to re-negotiate or replace these contracts once they expire, and even if we are able to do so, we cannot provide any assurance that we will be able to obtain the same prices or terms we currently receive. If we are unable to re-negotiate or replace these contracts, or unable to secure prices at least equal to the current prices we receive, our business, financial condition, results of operation and prospects could be adversely affected.

Conversely, a significant percentage of our sales will be made by facilities subject to indefinite term contracts with Brookfield (taking into account its rights of renewal) at fixed prices per MWh. Accordingly, with respect to those facilities, our ability to realize improved revenues due to increases in market prices may be limited.

A significant portion of the power we generate is sold under long-term PPAs with Brookfield, public utilities or industrial or commercial end-users, some of whom may not be rated by any rating agency. For example, as at December 31, 2017, approximately 42% of our 2018 contracted generation (on a proportionate basis) was with Brookfield entities, the majority of which are not publicly rated and whose obligations are not guaranteed by Brookfield Asset Management.

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

Technology related to the production of renewable power and conventional power generation are continually advancing, resulting in a gradual decline in the cost of producing electricity.   If advances in technology further reduce the cost of producing power, the competitive advantage of our existing projects may be significantly impaired or eliminated and our assets, liabilities, business, financial condition, results of operations and cash flow could be materially and adversely affected as a result.

The amount of uncontracted generation in our portfolio may increase.

As at December 31, 2017, approximately 72% of our generation (on a proportionate basis) was contracted over the following five years under long-term, fixed price contracts with creditworthy counterparties. In each of 2016 and 2017, 91% of our generation (on a proportionate basis) was contracted.  The portion of our portfolio that is uncontracted may increase gradually over time. While increases in uncontracted generation may allow us to be opportunistic and take advantage of high spot-market prices, it will also increase our exposure to variability in power prices, which could, in certain circumstances, have an adverse effect on our business, financial condition, results of operations and cash flows.

There are general industry risks associated with the power markets in which we operate.

We currently operate in power markets in North America, South America, Europe and Asia, each of which is affected by competition, price, supply of and demand for power, the location of import/export transmission lines and overall political, economic and social conditions and policies.  Our operations are also largely concentrated in a relatively small number of countries, and accordingly are exposed to country-specific risks (such as weather conditions, local economic conditions or political/regulatory environments) that could disproportionately affect us.  A general and extended decline in the North American, South American, European or Asian economies, or in the economies of the specific countries in which we operate, or sustained conservation efforts to reduce electricity consumption, could have the effect of reducing demand for electricity.

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

Our generation assets are subject to extensive regulation by various government agencies and regulatory bodies in different countries at the federal, regional, state, provincial and local level. As legal requirements frequently change and are subject to interpretation and discretion, we may be unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. Any new law, rule or regulation could require additional expenditure to achieve or maintain compliance or could adversely impact our ability to generate and deliver energy. Also, operations that are not currently regulated may become subject to regulation which could result in additional cost to our business. Further, changes in wholesale market structures or rules, such as generation curtailment requirements or limitations to access the power grid, could have a material adverse effect on our ability to generate revenues from our facilities. For example, in North America, many of our assets are subject to the operating and market-setting rules determined by independent system operators. These independent system operators could introduce rules that adversely impact our operations.

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

While we currently maintain an appropriate and competitive cost position, there is a risk that increases in our cost structure that are beyond our control could materially adversely impact our financial performance. Examples of such costs include compliance with new conditions imposed during a relicensing process, municipal property taxes, water rental fees and the cost of procuring materials and services required for our maintenance activities.

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

We may experience equipment failure, including failures relating to wind turbines and solar panels.

Our generation assets may not continue to perform as they have in the past and there is a risk of equipment failure due to wear and tear, latent defect, design error, operator error or early obsolescence, among other things, which could have a material adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow. Wind turbines and solar panels have shorter lifespans than hydroelectric assets.  Spare parts for wind turbines and solar facilities and key pieces of equipment may be difficult to acquire as a result of a limited number of suppliers of solar panels, inverters, module turbines, towers and other system components and equipment associated with wind and solar power plants.  In addition, warranties on equipment provided to TerraForm Power or TerraForm Global by SunEdison Inc. or any of its affiliates likely will not be available to cover all or a portion of the expense associated with faulty equipment as a result of the bankruptcy of SunEdison Inc.  Any resulting delay in replacing equipment could result in significant delays in returning facilities to full operation, which could adversely impact our business and financial condition.

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

The occurrence of a significant event that disrupts the ability of our generation assets to produce or sell power for an extended period, including events which preclude customers from purchasing electricity, could have a material adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow. In addition, force majeure events affecting our assets could result in damage to the environment or harm to third parties or the public, which could expose us to significant liability. Our generation assets could be exposed to severe weather conditions, natural disasters and potentially catastrophic events.  An assault or an act of malicious destruction, cyber-attacks, sabotage or terrorism committed on our generation assets could also disrupt our ability to generate or sell power. In certain cases, there is the potential that some events may not excuse Brookfield Renewable from performing its obligations pursuant to agreements with third parties and therefore may expose Brookfield Renewable to liability. In addition, many of our generation assets are located in remote areas which may make access for repair of damage difficult.

We may be exposed to uninsurable losses.

While we maintain certain insurance coverage, such insurance may not continue to be offered on an economically feasible basis, may not cover all events that could give rise to a loss or claim involving our assets or operations, and may not cover all of our assets. If our insurance coverage is insufficient and we are forced to bear such losses or claims, our financial position could be materially and adversely affected.  In addition, Brookfield Renewable participates in certain shared insurance arrangements with Brookfield, allowing us to benefit from lower premiums and other economies of scale. In particular, we share third party excess liability, crime, employee dishonesty, director and officer, and errors and omissions insurance coverage. Under such shared policies, claim limits may also be shared between us and Brookfield meaning that any claim by one insured party in a given year reduces the amount that each other insured party can claim. Consequently, there is a risk that Brookfield Renewable’s ability to claim in a given year could be eroded by claims made by Brookfield affiliates who are also covered by a shared policy but that are not part of Brookfield Renewable, which could have an adverse effect on our financial position.

We are subject to foreign currency risk which may adversely affect the performance of our operations and our ability to manage such risk depends, in part, on our ability to implement an effective hedging strategy.

A significant portion of our current operations are in countries where the U.S. dollar is not the functional currency. These operations pay distributions in currencies other than the U.S. dollar, which we must convert to U.S. dollars prior to making such distributions. A significant depreciation in the value of such foreign currencies, measures introduced by foreign governments to control inflation or deflation, currency exchange or export controls may have a material adverse effect on our business, financial condition, results of operations and cash flows. When managing our exposure to currency risks, we use foreign currency forward contracts and other strategies to mitigate currency risk and there can be no assurances that these strategies will be successful.

The ability to deliver electricity to our various counterparties requires the availability of and access to interconnection facilities and transmission systems.

Our ability to sell electricity is impacted by the availability of, and access to, the various transmission systems to deliver power to its contractual delivery point and the arrangements and facilities for interconnecting the generation projects to the transmission systems. The absence of this availability and access, our inability to obtain reasonable terms and conditions for interconnection and transmission agreements, the operational failure or decommissioning of existing interconnection facilities or transmission facilities, the lack of adequate capacity on such interconnection or transmission facilities, curtailment as a result of transmission facility downtime, or the failure of any relevant jurisdiction to expand transmission facilities, may have a material adverse effect on our ability to deliver electricity to our various counterparties or the requirement of counterparties to accept and pay for energy delivery, which could materially and adversely affect our assets, liabilities, business, financial condition, results of operations and cash flow.

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

In the normal course of our operations, Brookfield Renewable is involved in various legal actions that could expose it to liability for damages. The outcome with respect to outstanding, pending or future actions cannot be predicted with certainty and may be adverse to us and as a result could have a material adverse effect on our assets, liabilities, business, financial condition, results of operations, cash flow and reputation. We and our affiliates are subject to governmental or regulatory investigations from time to time. Governmental and regulatory investigations, regardless of their outcome, are generally costly, divert management attention, and have the potential to damage our reputation.  The unfavorable resolution of any governmental or regulatory investigation could result in criminal liability, fines, penalties or other monetary or non-monetary remedies and could materially affect our business or results of operations.

Counterparties to our contracts may not fulfill their obligations

            If, for any reason, any of the purchasers of power under our PPAs, including Brookfield, are unable or unwilling to fulfill their contractual obligations under the relevant PPA or if they refuse to accept delivery of power pursuant to the relevant PPA, our assets, liabilities, business, financial condition, results of operations and cash flow could be materially and adversely affected as we may not be able to replace the agreement with an agreement on equivalent terms and conditions. External events, such as a severe economic downturn, could impair the ability of some counterparties to the PPAs or some customers to pay for electricity received.  In addition, inadequate performance by counterparties to operation and maintenance contracts related to certain of our assets or investments may increase the risk of operational or mechanical failures of such facilities.

Seeking to enforce a contract through the courts may take significant amounts of time and expense with no certainty of success.

High litigation costs and long delays make resolving commercial disputes in court time consuming and expensive.  Such costs can be difficult to calculate with certainty.  In addition, in certain jurisdictions in which we currently conduct business or may seek to conduct business in the future, there can be uncertainty regarding the interpretation and application of laws and regulations relating to the enforceability of contractual rights.  Our business could be adversely affected if we are unsuccessful in enforcing contracts through the courts or if we incur significant amounts of time and expenses seeking to do so.

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

The risk of illegal and corrupt acts or failed systems is managed through our infrastructure, controls, systems and people, complemented by central groups focusing on enterprise-wide management of specific operational risks such as fraud, trading, outsourcing, and business disruption, as well as personnel and systems risks. We rely on our employees and certain third parties to comply with our policies and processes as well as applicable laws. Specific programs, policies, standards, methodologies and training have been developed to support the management of these risks and, as we expand into new markets and make new investments, we update and implement our programs, policies, standards, methodologies and training to address the risks that we perceive. The failure to adequately identify or manage these risks could result in direct or indirect financial loss, regulatory censure and/or harm to the reputation of Brookfield Renewable.  The acquisition of businesses with weak internal controls to manage the risk of illegal or corrupt acts may create additional risk of financial loss, regulatory censure and/or harm to the reputation of Brookfield Renewable. In addition, programs, policies, standards, methodologies and training, no matter how well designed, do not provide absolute assurance of effectiveness.

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

            The principal feedstock of our 175 MW biomass cogeneration facilities is “bagasse” – a dry, fibrous residue left after the extraction of juice from sugar cane.  The biomass cogeneration facilities that we own are attached to mills that are suppliers of the bagasse, which they provide to these facilities in exchange for some of the steam and electricity that the facilities produce.  The excess electricity that is not delivered to the relevant mill is sold under contract to commercial offtakers, to the government by way of a regulated auction process or directly into the market.  The viability of these mills depends on prevailing market prices for ethanol and sugar as well as other factors that are out of our control.  These mills depend on a single supplier of bagasse, who is the owner of each of these mills.  The supplier of these mills, and therefore of our biomass cogeneration facilities, is currently in financial distress and if such supplier becomes unavailable, we would have to procure bagasse from other sources, which could have a material adverse effect on the value of this investment.

Risks Related to Financing

Our ability to finance our operations is subject to various risks relating to the state of the capital markets.

We expect to finance future acquisitions, the development and construction of new facilities and other capital expenditures out of cash generated from our operations, capital recycling, debt and possible future issuances of equity. There is debt throughout our corporate structure that will need to be replaced from time to time: BEP, BRELP and the Holding Entities have corporate debt and many Operating Entities have limited recourse project level debt (which is non-recourse to BEP). Our ability to obtain debt or equity financing to fund our growth, and our ability to refinance existing indebtedness, is dependent on, among other factors, the overall state of the capital markets (as well as local market conditions, particularly in the case of non-recourse financings), continued operating performance of our assets, future electricity market prices, the level of future interest rates, lenders’  and investors’ assessment of our credit risk, capital markets conditions and investor appetite for investments in renewable energy and infrastructure assets in general and in Brookfield Renewable’s securities in particular. Also, Brookfield Renewable’s financing agreements contain conditions that limit our ability to repay indebtedness prior to maturity without incurring penalties, which may limit our ability to raise capital and financing on favorable terms. To the extent that external sources of capital become limited or unavailable or available on onerous terms, our ability to fund acquisitions and make necessary capital investments to construct new or maintain existing facilities will be impaired, and as a result, our business, financial condition, results of operations and prospects may be materially and adversely affected.

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

Our strategy for building LP Unitholder value is to seek to acquire or develop high-quality assets and businesses that generate sustainable and increasing cash flows, with the objective of achieving appropriate risk-adjusted returns on our invested capital over the long-term. However, there is no certainty that we will be able to find sufficient investment opportunities and complete transactions that meet our investment criteria. Our investment criteria consider, among other things, the financial, operating, governance and strategic merits of a proposed acquisition including whether we expect it will meet our targeted return hurdle and, as such, there is no certainty that we will be able to continue growing our business by making acquisitions or developing assets at attractive returns. Competition for assets is significant and competition from other well-capitalized investors or companies may significantly increase the purchase price or prevent us from completing an acquisition. We may also decline opportunities that we do not believe meet our investment criteria, which our competition may pursue instead. Further, our growth initiatives are subject to a number of closing conditions, including, as applicable, third party consents, regulatory approvals (including from competition authorities) and other third party approvals or actions that are beyond our control. If all or some of our growth initiatives are unable to be completed on the terms agreed, we may need to delay certain acquisitions or abandon them altogether or may not fully realize their anticipated benefit. In addition, we occasionally seek to recycle capital to fund future acquisitions and the development and construction of new facilities by selling assets; however, we may not be able to complete such sales on desired timelines or at favorable prices.

Future growth of our portfolio may subject us to additional risks and the expected benefits of our transactions, including acquisitions, may not materialize.

A key part of Brookfield Renewable’s strategy involves seeking acquisition opportunities. Acquisitions in general, and large-scale acquisitions in particular, have the potential to materially increase the scale, scope and complexity of our operations. If we do not effectively manage the additional operations, our business, financial condition and results of operations may be adversely affected.

Acquisitions will likely involve some or all of the following risks, which could materially and adversely affect our business, financial condition or results of operations: the potential to not close or otherwise realize the expected benefits of an announced transaction, the difficulty of integrating the acquired operations and personnel into our current operations; the inability to achieve potential synergies; potential disruption of our current operations; diversion of resources, including the time and attention of Brookfield’s professionals; the difficulty of managing the growth of a larger organization; the risk of entering markets in which we have little experience; the risk of becoming involved in labor, commercial or regulatory disputes or litigation related to the new operations; the risk of environmental or other liabilities associated with the acquired business; the risk of alleged or actual violation of applicable anti-bribery/anti-corruption laws of the acquired business; and the risk of a change of control resulting from an acquisition triggering rights of third parties or government agencies under contracts with, or authorizations held by, the operating business being acquired. While it is our practice to conduct extensive due diligence investigations into businesses being acquired, it is possible that due diligence may fail to uncover or adequately assess all material risks in the business being acquired, whether operational, financial, legal or otherwise. For example, we may fail to identify a change of control trigger in a material contract or authorization, or a contractual counterparty or government agency may take a different view on the interpretation of such a provision to that taken by us, thereby resulting in a dispute. The discovery of any material liabilities subsequent to an acquisition, as well as the failure of an acquisition to perform according to expectations, could have a material adverse effect on Brookfield Renewable’s business, financial condition and results of operations. In addition, if returns are lower than anticipated from new acquisitions, we may not be able to achieve growth in our distributions in line with our stated goals and the market value of our Units may decline.

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

Our ability to grow through acquisitions depends on Brookfield’s ability to identify and present us with acquisition opportunities. Brookfield established BEP to hold and acquire, directly or indirectly, renewable power generating operations and development projects on a global basis. However, Brookfield has no obligation to source acquisition opportunities specifically for us. In addition, Brookfield has not agreed to commit any minimum level of dedicated resources to us for the pursuit of renewable power-related acquisitions. Moreover, pursuant to a relationship agreement between TerraForm Power and Brookfield, Brookfield has, subject to certain exceptions, designated TerraForm Power (of which Brookfield Renewable owns approximately 16%) as its primary vehicle for the acquisition of operating solar and wind assets in North America and Western Europe. There are a number of factors which could materially and adversely impact the extent to which suitable acquisition opportunities are made available to BEP from Brookfield, for example:

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

We do not control all our operations and investments.

We have structured some of our operations and investments as joint ventures, partnerships and consortium arrangements. An integral part of our strategy is to participate with institutional investors in Brookfield sponsored or co-sponsored consortiums for asset acquisitions and as a partner in or alongside Brookfield sponsored or co-sponsored partnerships that target acquisitions that suit our profile. These arrangements are driven by the magnitude of capital required to complete acquisitions of renewable assets and other industry-wide trends that we believe will continue. Such arrangements involve risks not present where a third party is not involved, including the possibility that partners or co-venturers might become bankrupt or otherwise fail to fund their share of required capital contributions. Additionally, partners or co-venturers might at any time have economic or other business interests or goals different from Brookfield Renewable and Brookfield.

Joint ventures, partnerships and consortium investments generally provide for a reduced level of control over an acquired company because governance rights are shared with others or in some cases may be delegated to a third party like Brookfield. Consequently, management and operations, as well as the timing and nature of any exit, are often made by a majority vote of the investors or by separate agreements that are reached with respect to individual decisions. For example, when we participate with institutional investors in Brookfield sponsored or co-sponsored consortiums for asset acquisitions and as a partner in or alongside Brookfield sponsored or co-sponsored partnerships, there is often a finite term to the investment, which could lead to the investment being sold prior to the date we would otherwise choose. Similarly, the recent acquisition of a 51% interest in TerraForm Power, which was made by BEP together with its institutional partners, did not result in BEP having control of TerraForm Power. Accordingly, decisions relating to the management and operation of TerraForm Power and its assets are not made by BEP.

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

We may pursue acquisitions in new markets that are subject to foreign laws or regulations that are more onerous or uncertain than the laws and regulations we are currently subject to.

We may pursue acquisitions in new markets that are regulated by foreign governments and regulatory authorities and subject to foreign laws. For example, through the acquisition of TerraForm Global, we acquired an additional 307 MW in Brazil, 302 MW in India, 167 MW in China, 99 MW in South Africa (this includes 33 MW in respect of which TerraForm Global receives the economic benefit, but has not yet acquired), 39 MW in Thailand, 26 MW in Uruguay and 12 MW in Malaysia.  Foreign laws or regulations may not provide for the same type of legal certainty and rights, in connection with our contractual relationships in such countries, as are afforded to our projects in, for example, the U.S., which may adversely affect our ability to receive revenues or enforce our rights in connection with our foreign operations. In addition, the laws and regulations of some countries may limit our ability to hold a majority interest in some of the projects that we may develop or acquire, thus limiting our ability to control the development, construction and operation of such projects. Any existing or new operations may also be subject to significant political, economic and financial risks, which vary by country, and may include: changes in government policies or personnel; changes in general economic conditions; restrictions on currency transfer or convertibility; changes in labor relations; political instability and civil unrest; regulatory or other changes in the local electricity market; and breach or repudiation of important contractual undertakings by governmental entities and expropriation and confiscation of assets and facilities for less than fair market value.

Government policies providing incentives for renewable energy could change at any time.

Development of new renewable energy sources and the overall growth of the renewable energy industry has generally been supported by state or provincial, national, supranational and international policies. Some of our projects benefit from such incentives.  The attractiveness of renewable energy to purchasers of renewable assets, as well as the economic return available to project sponsors, is often enhanced by such incentives. Particularly in light of political changes in certain jurisdictions – including the United States – there is a risk that regulations that provide incentives for renewable energy could change or expire in a manner that adversely impacts the market for renewables generally. Any such changes may impact the competitiveness of renewable energy generally and the economic value of certain of our projects in particular.

Brookfield Renewable may occasionally make purchases of securities, including the publicly listed securities of other companies, the value of which could decline due to factors beyond our control.

Brookfield may periodically recommend that Brookfield Renewable make investments in securities, including the publicly traded securities or debt of other companies. For example, in 2017, Brookfield Renewable, together with its institutional partners, acquired a 51% interest in TerraForm Power, a Nasdaq listed public company, giving Brookfield Renewable an approximate 16% interest in the publicly traded securities of TerraForm Power. Investments in securities are particularly subject to market volatility and market disruptions, changes in interest and currency exchange rates, equity prices and other economic and business factors beyond our control. In addition, at the time of any sales and settlements of securities, the price we ultimately realize will depend on demand and liquidity in the market at that time and may be materially lower than their current fair value.  While investments in securities are not expected to account for a large portion of Brookfield’s Renewable investments generally, a decline in the value of such securities could result in returns that are lower than anticipated or even in the investment being lost completely, which could mean that we are not be able to achieve growth in our distributions in line with our stated goals and the market value of our units may decline.

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

We may be subject to the risks commonly associated with a separation of economic interest from control within an organizational structure.

Our ownership and organizational structure is similar to structures whereby one company controls another company which in turn holds controlling interests in other companies; thereby, the company at the top of the chain may control the company at the bottom of the chain even if its effective equity position in the bottom company is less than a controlling interest. Brookfield is the sole shareholder of the Managing General Partner and, as a result of such ownership of the Managing General Partner, Brookfield will be able to control the appointment and removal of the Managing General Partner’s directors and, accordingly, will exercise substantial influence over us. In turn, we often have a majority controlling interest or a significant influence in our investments. Even though Brookfield has an effective economic interest in our business of approximately 60% as a result of its ownership of our LP Units and the Redeemable/Exchangeable partnership units, over time Brookfield may reduce this economic interest while still maintaining its controlling interest. This could lead to Brookfield using its control rights in a manner that conflicts with the economic interests of our other Unitholders. For example, despite the fact that we have the Conflicts Policy in place, which, among other things, sets out requirements for the review and approval of transactions between Brookfield Renewable and Brookfield, because Brookfield will be able to exert substantial influence over us, and, in turn, over our investments, there is a greater risk that we make investments on terms that disproportionately benefit Brookfield over Brookfield Renewable and its Unitholders.

We may be subject to the risks commonly associated with the incurrence of debt at multiple levels within an organizational structure.

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

This relationship may give rise to conflicts of interest between us and our Unitholders, on the one hand, and Brookfield, on the other, as Brookfield’s interests may differ from the interests of Brookfield Renewable and our Unitholders. The Managing General Partner, the sole shareholder of which is Brookfield, has sole authority to determine whether we will make distributions, the amount of distributions on our Units and the timing of these distributions. The arrangements we have with Brookfield may create an incentive for Brookfield to take actions which would have the effect of increasing distributions on our LP Units and fees payable to it, which may be to the detriment of Brookfield Renewable and our Unitholders. For example, because the Base Management Fee is calculated based on the Total Capitalization Value it may create an incentive for Brookfield to increase or maintain the Total Capitalization Value over the near-term when other actions may be more favorable to us or our Unitholders. Similarly, Brookfield may take actions to increase our distributions on our LP Units in order to ensure Brookfield is paid incentive distributions in the near-term when other investments or actions may be more favorable to us or our Unitholders. Also, through Brookfield’s ownership of our LP Units and the Redeemable/Exchangeable partnership units, it currently has an effective economic interest in our business of approximately 60% and therefore may be motivated to increase distributions payable to our LP Unitholders and thereby to Brookfield.

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

BEP’s sole direct investment is its limited partnership interest and preferred limited partnership interest in BRELP, which owns all of the common shares or equity interests, as applicable, of the Holding Entities, through which we hold all of our interests in the Operating Entities. We have no independent means of generating revenue. As a result, we depend on distributions and other payments from BRELP and, indirectly, the Holding Entities and the Operating Entities to provide us with the funds necessary to pay distributions on our Units and to meet our financial obligations. BRELP, the Holding Entities and the Operating Entities are legally distinct from BEP and they will generally be required to service their debt obligations before making distributions to us or their parent entity, as applicable, thereby reducing the amount of our cash flow available to pay distributions on our Units, fund working capital and satisfy other needs. Any other entities through which we may conduct operations in the future will also be legally distinct from BEP and may be restricted in their ability to pay dividends and distributions or otherwise make funds available to us under certain conditions.

We anticipate that the only distributions we will receive in respect of our limited partnership interests in BRELP will consist of amounts that are intended to assist us in making distributions to our LP

Unitholders in accordance with our distribution policy, to our Preferred Unitholders in accordance with the terms of our Preferred Units and to allow us to pay expenses as they become due. See Item 4.B “Business Overview – Our LP Unit Distribution Policy”.

Our payout ratio has exceeded our long-term target and, in some periods, our Funds From Operations. If this were to continue it could impact our ability to maintain or grow our distributions to Unitholders.

BEP’s payout ratio is a measure of its ability to make cash distributions to Unitholders. BEP targets a long-term payout ratio of 70% of Funds From Operations. From time to time BEP’s payout ratio may exceed 100%, during periods of lower generation or lower merchant power prices or combination thereof. Because our business is primarily dependent on generation conditions and merchant power prices, as well as other factors beyond our control, it is possible that our payout ratio may remain above 100% for a sustained period. If this were to occur, it could impact our ability to maintain or grow our distributions to Unitholders in line with our stated targets.

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

The value of LP Units to LP Unitholders will depend in part on the treatment of BEP and BRELP as partnerships for U.S. federal income tax purposes. However, in order for BEP to be treated as a partnership for U.S. federal income tax purposes, under present law, 90% or more of BEP’s gross income for every taxable year must consist of qualifying income, as defined in Section 7704 of the U.S. Internal Revenue Code, and the partnership must not be required to register, if it were a U.S. corporation, as an investment company under the Investment Company Act and related rules. Although the Managing General Partner intends to manage BEP’s affairs so that BEP will not need to be registered as an investment company if it were a U.S. corporation and so that it will meet the 90% test described above in each taxable year, there can be no assurance that BEP will meet these requirements, or current law may change so as to cause, in either event, BEP to be treated as a corporation for U.S. federal income tax purposes. If BEP (or BRELP) were treated as a corporation for U.S. federal income tax purposes, adverse tax consequences could result for LP Unitholders and BEP (or BRELP, as applicable), as described in greater detail in Item 10.E “Taxation — Material U.S. Federal Income Tax Considerations — Partnership Status of BEP and BRELP”.

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

The Managing General Partner and the BRELP General Partner intend to use commercially reasonable efforts to structure the activities of BEP and BRELP, respectively, to avoid generating income treated as effectively connected with a U.S. trade or business, including effectively connected income attributable to the sale of a “United States real property interest”, as defined in the U.S. Internal Revenue Code. If, contrary to the Managing General Partner’s expectations, BEP is considered to be engaged in a U.S. trade or business or realizes gain from the sale or other disposition of a U.S. real property interest, non-U.S. Unitholders generally would be required to file U.S. federal income tax returns and could be subject to U.S. federal withholding tax at the highest marginal U.S. federal income tax rates applicable to ordinary income. Under the Tax Cuts and Jobs Act, if, contrary to expectation, BEP were engaged in a U.S. trade or business, then gain or loss from the sale of LP Units by a Non-U.S. Holder would be treated as effectively connected with such trade or business to the extent that such Non-U.S. Holder would have had effectively connected gain or loss had BEP sold all of its assets at their fair market value as of the date of such sale. In such case, any such effectively connected gain generally would be taxable at the regular graduated rates, and the amount realized from such sale generally would be subject to a 10% U.S. federal withholding tax. Each Non-U.S. Holder should consult an independent tax adviser to determine the U.S. federal income tax consequences with respect to an investment in LP Units.

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

U.S. Holders may face adverse U.S. tax consequences arising from the ownership of a direct or indirect interest in a PFIC. Based on the organizational structure of BEP, as well as BEP’s expected income and assets, the Managing General Partner and the BRELP General Partner currently believe that a U.S. Holder is unlikely to be regarded as owning an interest in a PFIC solely by reason of owning LP Units during the taxable year ending December 31, 2018. However, there can be no assurance that an existing BEP entity or a future entity in which BEP acquires an interest will not be classified as a PFIC with respect to a U.S. Holder, because PFIC status is a factual determination that depends on the assets and income of a given entity and must be made on an annual basis. In general, gain realized by a U.S. Holder from the sale of stock of a PFIC is subject to tax at ordinary income rates, and an interest charge generally applies. Alternatively, a U.S. Holder that makes certain elections with respect to a direct or indirect interest in a PFIC may be required to recognize taxable income prior to the receipt of cash relating to such income. The adverse consequences of owning an interest in a PFIC, as well as certain tax elections for mitigating these adverse consequences, are described in greater detail in Item 10.E “Taxation — Material U.S. Federal Income Tax Considerations — Consequences to U.S. Holders — Passive Foreign Investment Companies”. Each U.S. Holder should consult an independent tax adviser regarding the implication of the PFIC rules for an investment in LP Units.

Tax gain or loss from the disposition of LP Units could be more or less than expected.

Upon the sale of LP Units, a U.S. Holder generally will recognize gain or loss for U.S. federal income tax purposes equal to the difference between the amount realized and such holder’s adjusted tax basis in those LP Units. Prior distributions to a U.S. Holder in excess of the total net taxable income allocated to such holder will have decreased such holder’s tax basis in its LP Units. Therefore, such excess distributions will increase a U.S. Holder’s taxable gain or decrease such holder’s taxable loss when our LP Units are sold, and may result in a taxable gain even if the sale price is less than the original cost. A portion of the amount realized, whether or not representing gain, could be ordinary income to such U.S. Holder.

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

The effect of comprehensive U.S. tax reform legislation on Brookfield Renewable and Unitholders, whether adverse or favorable, is uncertain.

In December 2017, the U.S. President signed into law H.R. 1, “An Act to provide for reconciliation pursuant to titles II and V of the concurrent resolution on the budget for fiscal year 2018” (informally titled the “Tax Cuts and Jobs Act”). Among a number of significant changes to the U.S. federal income tax laws, the Tax Cuts and Jobs Act reduces the marginal U.S. corporate income tax rate from 35% to 21%, limits the deduction for net interest expense, shifts the United States toward a modified territorial tax system, and imposes taxes to combat erosion of the U.S. federal income tax base. The effect of the Tax Cuts and Jobs Act on Brookfield Renewable and Unitholders, whether adverse or favorable, is uncertain, and may not become evident for some period of time. Unitholders are urged to consult an independent tax adviser regarding the implications of the Tax Cuts and Jobs Act for an investment in LP Units.

Canada

The Canadian federal income tax consequences to Unitholders could be materially different in certain respects from those described in this Form 20-F if BEP or BRELP is a “specified investment flow-through partnership” or “SIFT partnership”, as defined in the Income Tax Act (Canada)  (together with the regulations thereunder, the “Tax Act”).

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

Provided that our Units are listed on a “designated stock exchange” (as defined in the Tax Act, which includes the NYSE and the TSX), our Units will be “qualified investments” under the Tax Act for a trust governed by a registered retirement savings plan (“RRSP”), deferred profit sharing plan, registered retirement income fund (“RRIF”), registered education savings plan (“RESP”), registered disability savings plan (“RDSP”) and a tax-free savings account (“TFSA”). However, there can be no assurance that our Units will continue to be listed on a “designated stock exchange”. There can also be no assurance that tax laws relating to “qualified investments” will not be changed. Taxes may be imposed in respect of the acquisition or holding of non-qualified investments by such registered plans and certain other taxpayers and with respect to the acquisition or holding of “prohibited investments” (as defined in the Tax Act) by an RRSP, RRIF or TFSA.

Notwithstanding the foregoing, a holder of a TFSA or an RDSP, a subscriber of an RESP or an annuitant under an RRSP or RRIF, as the case may be, will be subject to a penalty tax if our Units are a “prohibited investment” (as defined in the Tax Act) for the TFSA, RDSP, RESP, RRSP or RRIF.  Our Units generally will not be a “prohibited investment” on the date hereof if the holder of the TFSA or RDSP, the subscriber of the RESP or the annuitant under the RRSP or RRIF, as applicable: (i) deals at arm’s length for the purposes of the Tax Act with BEP; and (ii) does not have a “significant interest” (as defined in the Tax Act for purposes of the “prohibited investment” rules) in BEP. Unitholders who hold our Units in a TFSA, RDSP, RESP, RRSP or RRIF should consult their own tax advisors regarding the application of the foregoing “prohibited investment” rules having regard to their particular circumstances.

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

ITEM 4.       INFORMATION ON THE COMPANY

4.A              HISTORY AND DEVELOPMENT OF THE COMPANY

Overview

Brookfield Renewable owns one of the world’s largest, publicly-traded, pure-play renewable power portfolios.  Brookfield Renewable invests in renewable assets directly, as well as with institutional partners, joint venture partners and in other arrangements.  Our portfolio of assets has approximately 16,400 MW of installed capacity and an approximate 7,000 MW development pipeline, diversified globally.

Our objective is to pay distributions to our LP Unitholders that are sustainable on a long-term basis while retaining within our operations sufficient liquidity for recurring growth capital expenditures and general purposes. This is the basis for our long-term target payout ratio of approximately 70% of Funds

From Operations.  We also target an annual distribution growth rate of 5% to 9% that is forecast to be fully funded by organic growth embedded in the portfolio today.  These organic growth initiatives include the potential commercialization of our approximate 7,000 MW development pipeline at premium returns, margin expansion through revenue growth and cost reduction initiatives, and through inflation escalations in our contracts.

In addition to organic growth, we continue to grow the business with an acquisition strategy that has a proven track record, and we have consistently demonstrated our ability to acquire high-quality assets by applying our disciplined and selective underwriting approach. Our acquisition strategy is being implemented globally and we believe that our scale, significant capitalization and sound investment-grade ratings will continue to enhance our ability to secure and fund new transactions globally.

We anticipate that our organic growth initiatives can support an attractive distribution and growth target, which will be meaningfully enhanced by our acquisition strategy. Approximately 90% of our 2018 proportionate generation is contracted with a weighted-average remaining duration of 15 years (on a proportionate basis) with creditworthy counterparties, including Brookfield.

We anticipate that the only distributions we will receive in respect of our limited partnership interests in BRELP will consist of amounts that are intended to assist us in making distributions to our LP Unitholders in accordance with our distribution policy, to our Preferred Unitholders in accordance with the terms of our Preferred Units and to allow us to pay expenses as they become due. See Item 4.B “Business Overview – our LP Unit Distribution Policy”.

Our LP Units are listed on the TSX under the symbol “BEP.UN” and on the NYSE under the symbol “BEP”.

History and Development of Our Business

BEP is a Bermuda exempted limited partnership that was established on June 27, 2011 under the provisions of the Exempted Partnerships Act 1992 of Bermuda and the Limited Partnership Act 1883 of Bermuda. Our registered and head office is located at 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda, our website is https://bep.brookfield.com and our telephone number is +441-294-3304. BEP was established to serve as the primary vehicle through which Brookfield acquires renewable power assets on a global basis. Brookfield owns approximately 60% of BEP on a fully-exchanged basis and the public holds the remaining approximately 40%.

Recent Developments

The following is a summary of the material developments affecting our business from January 1, 2017 up to the date of this Form 20-F.

Construction and Development

In January 2017, we achieved commercial operation of our approximately R$222 million ($70 million), 25 MW Serra dos Cavalinhos I hydroelectric project in Brazil.

In March 2017, we achieved commercial operation of our approximately R$278 million ($88 million), 55 MW Santa Candida II biomass project in Brazil.

In May 2017, we reached commercial operation of our approximately £26 million ($35 million), 15 MW Crockandun wind project in Northern Ireland.

In August 2017, we reached commercial operation of our approximately £27 million ($36 million) 16 MW Shantavny wind project in Northern Ireland.

In December 2017, we completed construction of our approximately €36 million ($41 million), 19 MW Ballyhoura wind project in the Republic of Ireland with commercial operation expected in Q1 2018.

We continue to advance construction of our approximately R$314 million ($100 million), 28 MW Verde 4A hydro project in Brazil with commercial operation expected in Q1 2018.

We continue to advance construction of our approximately €49 million ($55 million), 28 MW Slievecallan wind project in the Republic of Ireland with commercial operation expected in Q1 2018.

We continue to advance construction of our approximately R$252 million ($80 million), 19 MW Verde 4 hydroelectric project in Brazil with commercial operation expected in Q4 2018.

We continue to advance construction of our approximately £31 million ($41 million), 19 MW Tralorg wind project in Scotland with commercial operation expected in Q4 2019.

We continue to advance construction of our approximately R$260 million ($82 million), 30 MW Foz do Estrella hydro project in Brazil with commercial operation expected in 2020.

Acquisitions and Dispositions

In February 2017, Brookfield Renewable, together with its institutional partners, disposed of two wind farms in the Republic of Ireland with a combined 137 MW of operating wind capacity. The acquisition closed for $155 million of aggregate consideration to Brookfield Renewable and its institutional partners. Brookfield Renewable had an approximate 40% controlling interest prior to the disposition.

In March 2017, Brookfield Renewable together with its institutional partners, entered into agreements with TerraForm Power and TerraForm Global to acquire a 51% interest in TerraForm Power and 100% of the outstanding shares in TerraForm Global. The acquisition of TerraForm Power closed on October 16, 2017, and the acquisition of TerraForm Global closed on December 28, 2017.  TerraForm Power remains a Nasdaq listed public company and is now sponsored by Brookfield.  TerraForm Global has been delisted and privatized. Brookfield Renewable’s total net investment in TerraForm Power was $203 million for an approximate 16% non-controlling interest, and its total net investment in Terraform Global was $230 million for an approximate 31% controlling interest.

In July 2017, Brookfield Renewable, together with its institutional partners, completed the acquisition of a 25% interest in First Hydro, which holds the United Kingdom’s largest pumped storage portfolio with 2,088 MW of capacity.  The acquisition closed for $248 million of aggregate consideration.  Brookfield Renewable retains an approximate 7% non-controlling interest.

In August 2017, Brookfield Renewable, together with its institutional partners, completed the acquisition of the 16 MW Shantavny wind development project in Northern Ireland, which we expect to achieve commercial operation in August 2018. The acquisition closed for $32 million of aggregate consideration. Brookfield Renewable retains an approximate 40% controlling interest.

Project and Operating Entity Financings

In March 2017, we completed the financing of a $60 million bank loan associated with a 417 MW hydroelectric facility in Pennsylvania, U.S.

In May 2017, we completed a $65 million refinancing associated with a 44 MW hydroelectric facility in New England, U.S.

In June 2017, we completed the refinancing of a $11 million bank loan associated with a 11 MW wind asset in Arizona, U.S.

In June 2017, we completed a C$55 million ($43 million) financing associated with a 17 MW hydroelectric facility in Quebec, Canada.

In July 2017, we extended the maturity of a $100 million credit facility associated with Isagen by one year to July 2020.

In July 2017, we completed a $475 million refinancing of a 360 MW hydroelectric portfolio in New England, U.S.

In October 2017, we completed a €78 million ($92 million) construction and term financing associated with a 47 MW wind portfolio in the Republic of Ireland.

In December 2017, we completed a $305 million refinancing associated with an 872 MW hydroelectric portfolio in New York, U.S.

In December 2017, we secured an additional £17 million ($22 million) construction and term financing associated with the addition of 16MW to our 29 MW portfolio in Northern Ireland.

In December 2017, we completed a R$166 million ($50 million) construction and term financing associated with a 28 MW hydroelectric facility in Brazil.

In January 2018, we completed a £60 million ($83 million) non-recourse financing and £90 million ($125 million) letter of credit facility associated with our 2,088 MW pumped storage hydroelectric investment in the United Kingdom.

In January 2018, we signed a R$130 million ($40 million) construction and term financing agreement associated with a 19 MW hydroelectric facility in Brazil.

In February 2018, we completed a $350 million refinancing associated with a 296 MW hydroelectric portfolio in Pennsylvania, U.S.

In October 2017, TerraForm Power Operating, LLC secured a $450 million revolving credit facility at LIBOR plus 3%, maturing in October 2021.

In November 2017, TerraForm Power Operating, LLC secured a $350 million term loan at LIBOR plus 2.75%, maturing in November 2022.

In December 2017, TerraForm Power Operating, LLC issued an aggregate of $1.2 billion of senior notes. The issuance was comprised of $500 million of 4.25% senior notes due January 2023 and $700 million of 5.00% senior notes due January 2028.

In February 2018, TerraForm Global Operating, LLC issued $400 million of senior notes at 6.125%, maturing in January 2026.

In February 2018, TerraForm Global Operating, LLC secured a $45 million revolving credit facility at LIBOR plus 2.50%, maturing in February 2021.

In February 2018, we completed a COP 750 billion ($262 million) bond refinancing associated with Isagen.

Corporate Financings

In February 2017, BEP issued 10,000,000 Series 11 Preferred Units at a price of C$25.00 per unit, for gross proceeds of C$250 million ($190 million).

In February 2017, Brookfield Renewable and Brookfield agreed to increase the committed unsecured revolving credit facility provided by Brookfield to $400 million.

In June 2017, BEP extended the maturity of $1,600 million of its corporate credit facilities by one year to June 30, 2022.

In July 2017, BEP issued 8,304,000 LP Units at a price of C$42.15 per unit. Concurrently, Brookfield purchased 4,943,000 LP Units in a private placement. The aggregate gross proceeds of these transactions were C$550 million ($422 million).

In December 2017, Brookfield Renewable and Brookfield agreed to amend the $400 million credit facility provided by Brookfield to extend its maturity by one year to December 31, 2018.

In January 2018, BEP issued 10,000,000 Series 13 Preferred Units at a price of C$25.00 per unit, for gross proceeds of C$250 million ($201 million).

Other

In June 2017, the TSX accepted a notice of BRP Equity’s intention to renew its normal course issuer bid, which permits BRP Equity to repurchase up to 10% of the total public float (calculated on June 14, 2017) of each series of its issued and outstanding Class A Preference Shares for a one year period.

In December 2017, the TSX accepted a notice of BEP’s intention to renew its normal course issuer bid, which permits BEP to repurchase up to 9,000,000 of its issued and outstanding LP Units for a one year period.

4.B              BUSINESS OVERVIEW

Our Operations

We invest in renewable assets directly, as well as with institutional partners, joint venture partners and through other arrangements. Our portfolio of assets has approximately 16,400 megawatts (“MW”) of capacity and annualized long-term average (“LTA”) generation of approximately 50,100 gigawatt hours (“GWh”), in addition to a development pipeline of approximately 7,000 MW, making us one of the largest pure-play public renewable companies in the world. We leverage our extensive operating experience to maintain and enhance the value of assets, grow cash flows on an annual basis and cultivate positive relations with local stakeholders. The table below outlines our portfolio as at December 31, 2017:

					Storage
	River		Capacity	LTA(1)	Capacity
	Systems	Facilities	(MW)	(GWh)	(GWh)
Hydroelectric
North America(2)
United States	30	136	2,886	11,982	2,523
Canada	19	33	1,361	5,177	1,261
	49	169	4,247	17,159	3,784
Colombia(3)	6	6	2,732	14,476	3,703
Brazil(4)	26	42	899	4,647	-
	81	217	7,878	36,282	7,487
Wind(5)
United States	-	24	1,888	6,426	-
Canada	-	4	484	1,435	-
	-	28	2,372	7,861	-
Europe	-	23	513	1,313	-
Brazil	-	19	457	1,777	-
Other	-	6	250	412	-
	-	76	3,592	11,363	-

Solar(6)	-	537	1,511	2,492	-

Storage(7)	2	4	2,698	-	5,220

Other(8)	-	7	690	-	-
	83	841	16,369	50,137	12,707

(1)               LTA is calculated on a consolidated and an annualized basis from the beginning of the year, regardless of the acquisition or commercial operation date. See Item 5.A “Financial Performance Review on Proportionate Information”  for an explanation on the Solar and Storage segment introduced this year, why we do not consider long-term average generation for our Storage and Other facilities, and explanation on the calculation and relevance of proportionate information.

(2)               North America hydroelectric LTA is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 30 years.

(3)               Colombia hydroelectric LTA is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 20 years. Colombia includes generation from both hydroelectric and Co-gen facilities.

(4)               Hydroelectric assets located in Brazil benefit from a market framework which levelizes generation risk across producers.

(5)               Wind LTA is the expected average level of generation based on the results based on simulated historical wind speed data performed over a period of typically 10 years.

(6)               Solar LTA is the expected average level of generation based on the results of a simulation using historical irradiance levels in the locations of our projects from the last 14 to 20 years combined with actual generation data during the operational period.

(7)               Includes pumped storage in North America (600 MW) and Europe (2,088 MW) and battery storage in North America (10 MW).

(8)               Includes four biomass facilities in Brazil (175 MW), one Co-gen plant in Colombia (300 MW), and two Co-gen plants in North America (215 MW).

The following table presents the annualized long-term average generation of our portfolio as at December 31, 2017 on a consolidated and quarterly basis:

GENERATION (GWh)(1)	Q1	Q2	Q3	Q4	Total
Hydroelectric
North America(2)
United States	3,404	3,474	2,178	2,926	11,982
Canada	1,228	1,508	1,223	1,218	5,177
	4,632	4,982	3,401	4,144	17,159
Colombia(3)	3,508	3,509	3,571	3,888	14,476
Brazil(4)	1,147	1,159	1,170	1,171	4,647
	9,287	9,650	8,142	9,203	36,282
Wind(5)
North America
United States	1,738	1,728	1,288	1,672	6,426
Canada	400	345	273	417	1,435
	2,138	2,073	1,561	2,089	7,861
Europe	393	283	252	385	1,313
Brazil	334	393	588	462	1,777
Other	113	117	75	107	412
	2,978	2,866	2,476	3,043	11,363
Solar(6)	521	720	747	504	2,492
Total	12,786	13,236	11,365	12,750	50,137

(1)               LTA is calculated on a consolidated and an annualized basis from the beginning of the year, regardless of the acquisition or commercial operation date.

(2)               North America hydroelectric LTA is the expected average level of generation, as obtained from the results of a simulation based on historical inflow data performed over a period of typically 30 years.

(3)               Colombia hydroelectric LTA is the expected average level of generation, as obtained from the results of a simulation based on historical inflow data performed over a period of typically 20 years. Colombia includes generation from both hydroelectric and Co-gen facilities.

(4)               Hydroelectric assets located in Brazil benefit from a market framework which levelizes generation risk across producers.

(5)               Wind LTA is the expected average level of generation, as obtained from the results based on simulated historical wind speed data performed over a period of typically 10 years.

(6)               Solar LTA is the expected average level of generation based on the results of a simulation using historical irradiance levels in the locations of our projects from the last 14 to 20 years combined with actual generation data during the operational period.

The following table presents the annualized long-term average generation of our portfolio as at December 31, 2017 on a proportionate  and quarterly basis:
GENERATION (GWh)(1)	Q1	Q2	Q3	Q4	Total
Hydroelectric
North America(2)
United States	2,225	2,361	1,470	1,953	8,009
Canada	1,214	1,461	1,184	1,192	5,051
	3,439	3,822	2,654	3,145	13,060
Colombia(3)	844	844	859	935	3,482
Brazil(4)	958	968	978	978	3,882
	5,241	5,634	4,491	5,058	20,424
Wind(5)
North America
United States	361	416	300	337	1,414
Canada	336	300	243	355	1,234
	697	716	543	692	2,648
Europe	155	112	100	153	520
Brazil	111	132	203	163	609
Other	35	36	23	33	127
	998	996	869	1,041	3,904
Solar(6)	94	130	142	91	457
Total	6,333	6,760	5,502	6,190	24,785

(1)               LTA is calculated on a proportionate and an annualized basis from the beginning of the year, regardless of the acquisition or commercial operation date.

(2)               North America hydroelectric LTA is the expected average level of generation, as obtained from the results of a simulation based on historical inflow data performed over a period of typically 30 years.

(3)               Colombia hydroelectric LTA is the expected average level of generation, as obtained from the results of a simulation based on historical inflow data performed over a period of typically 20 years. Colombia includes generation from both hydroelectric and Co-gen facilities.

(4)               Hydroelectric assets located in Brazil benefit from a market framework which levelizes generation risk across producers.

(5)               Wind LTA is the expected average level of generation, as obtained from the results based on simulated historical wind speed data performed over a period of typically 10 years.

(6)               Solar LTA is the expected average level of generation based on the results of a simulation using historical irradiance levels in the locations of our projects from the last 14 to 20 years combined with actual generation data during the operational period.

We have comprehensive power operations and development capabilities located in each of our core markets that position us to maintain and increase the value of our asset base while competitively positioning us for continued growth.

Operating Philosophy

We employ a hands-on, operations-oriented, long-term owner’s approach to managing our portfolio. We believe this approach ensures that we maintain and, where possible, enhance the value of our assets by being able to quickly identify and manage any technical, economic or stakeholder issue that may arise.  The operation of our generating facilities is largely decentralized across North America, South America, Europe and Asia. We support our operators with a strong corporate team that provides oversight on a global basis of the functions of BEP and, among other things, establishes consistent global policies on compliance, information technology, health, safety and security, human resources, stakeholder relations, procurement, governance and anti-bribery and anti-corruption.

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

The cornerstones of our operational philosophy are:

Operating expertise. In each of North America, Brazil, Colombia and Europe, which are currently our core markets, we have strong operating businesses with full construction, development and operational capabilities. Each of these businesses benefits from centralized, automated plant dispatch and control centers allowing remote operation of most of our facilities and a central interface with regulatory and market authorities, as well as offtakers. These capabilities allow us to leverage our operating expertise when growing our business.

Culture of health, safety, security and environmental leadership. We strive to achieve excellence in safety performance and to be recognized as an industry leader in accident prevention. Our overall objective is to incur zero high risk safety incidents and zero lost time injuries. We have adopted written Health, Safety, Security and Environmental (“HSS&E”) policies that include frameworks for oversight, compliance, compliance audits and the sharing of best practices both within our operations and the global Brookfield group. We maintain an HSS&E Steering Committee, consisting of, among others, the Chief Executive Officer of the Service Provider and the Chief Executive Officer of each operating business, and require all employees, contractors, agents and others involved in our operations to comply with our established HSS&E practices.

Disciplined management of operating costs. Our operations are focused on maintaining the cost competitive position of our portfolio through disciplined management of operating costs with the objective of annually offsetting the costs of inflation. In addition, the scalability of our operating businesses allows us to grow the portfolio while only minimally increasing incremental fixed costs thus ensuring a stable and predictable cost profile over the long-term.

               Focus on asset reliability and availability. Maintaining high reliability and availability of our plants is critical because if we are not able to generate and deliver energy we will not maximize the benefit of our long-term contracts. To the greatest extent possible, our operating teams perform all periodic and planned maintenance activities during periods of low hydrology, wind or sun, in order to minimize lost revenue opportunities and take advantage of excess capacity at our plants.

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

Positive local stakeholder relationships. We strive to maintain transparent and well-established relationships with local stakeholder groups and the communities in which we operate, which we believe is a key element of successfully operating and developing renewable power facilities. In order to ensure the successful renewal and implementation of our water power licenses, land leases, permits and other licenses and concessions, we consult and work proactively with local stakeholders and communities potentially affected by our operations.

We maintain a performance-based culture and use annual performance targets in each of the above areas to measure the performance of our operating teams.

North American Business

The principal office of our North American business is located in Gatineau, Québec and oversees our operations in the United States and Canada.  Our North American business employs approximately 925 employees.

United States

Our main office in the United States is located in Marlborough, Massachusetts. Our U.S. National System Control Center is also located in Marlborough, Massachusetts and allows for the remote monitoring and control of nearly all of our assets in the country. In the United States we have full hydroelectric and wind operating capabilities, as well as development and construction oversight expertise. We employ approximately 545 people, approximately 45% of whom are covered by collective agreements. We have experienced positive relations with our unionized work force in the United States.

We are strategically focused on power markets in the Northeast, Mid-Atlantic, Southeast and California, with additional operations in Arizona, Minnesota and Louisiana. The majority of our capacity in the United States is located in New York, Pennsylvania and New England. In New York, we are one of the largest independent power producers with 74 hydroelectric facilities with an aggregate installed capacity of 711 MW. In Pennsylvania, we have four hydroelectric facilities with an aggregate installed capacity of 742 MW. In New England, we have 47 hydroelectric facilities and one pumped storage facility with an aggregate installed capacity of 1,274 MW.

A number of our U.S. hydroelectric assets have water storage reservoirs that can collectively store approximately 2,500 GWh, or approximately 21% of their annualized long-term average generation. We also benefit from a 50% joint-venture interest in a 600 MW hydroelectric pumped storage facility located in Massachusetts. Pumped storage is a form of hydroelectric power which allows energy to be stored by pumping water up into a reservoir, and then producing power by releasing the water when power prices are higher.

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

Canada

Our main offices in Canada are located in Gatineau, Québec and Toronto, Ontario. Our Canadian National System Control Center is located in Gatineau and allows for the remote monitoring and control of all of our assets in the country. In Canada, we have full hydroelectric and wind operating capabilities, as well as development and construction oversight expertise. We employ approximately 380 people in the country and approximately 22% of these employees are covered by collective agreements. We have experienced positive relations with our unionized work force in Canada.

Canada has a strong hydropower tradition and is one of the largest hydropower generators in the world.  Our facilities are situated in Québec and Ontario – the two largest power markets in Canada – as well as in British Columbia.  These three provinces account for approximately three-quarters of Canada’s population. Each of these provinces has adopted policies to increase the contribution of renewables in the supply mix by offering long-term contracts with government-owned utilities through competitive requests for proposals or feed-in-tariffs.

Most of our Canadian hydroelectric assets are larger utility-scale facilities with water storage reservoirs that can together store approximately 1,300 GWh, or approximately 24% of their annualized long-term average generation.

We entered the Canadian wind business in 2004 and since then have completed the development, construction and operation of three wind farms in Ontario, with a combined installed capacity of 406 MW. We also have several projects in various stages of development. In addition to our renewable power assets, we own a 110 MW gas-fired plant that has been temporarily suspended and we have entered into an agreement to sell it, subject to customary closing conditions.

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

             TerraForm Power

The acquisition, with our institutional partners, of a 51% equity interest in TerraForm Power in October 2017 marked our entry into the solar market with scale operations in solar energy in certain of our core markets and a platform for future growth. TerraForm Power’s principal office in 2017 was located in Bethesda, Maryland and is being transitioned to New York, New York. TerraForm Power employs approximately 120 employees, of which none are covered by collective agreements.

            TerraForm Power, together with its subsidiaries, is a dividend growth-oriented company formed to own and operate contracted clean power generation assets in North America and Western Europe.  TerraForm Power’s business objective is to acquire assets with high quality contracted cash flows, primarily from owning clean power generation assets serving utility and commercial customers.  TerraForm Power’s portfolio consists of renewable energy facilities in the United States (including Puerto Rico), Canada, Chile and the United Kingdom with a combined nameplate capacity of approximately 2,600 MW. Pursuant to a relationship agreement between TerraForm Power and Brookfield Asset Management, TerraForm Power will serve as Brookfield’s primary vehicle through which it will acquire operating solar and/or wind assets in North America and Western Europe. Accordingly, Brookfield Renewable will invest in operating solar and/or wind assets in these regions by way of investment in TerraForm Power.

Colombian Business

The Isagen Acquisition in January 2016 marked our entry into the Colombian market. Isagen’s principal office is located in Medellín and the company employs approximately 680 full time employees, of which approximately 85% are covered by collective agreements.

During 2017, we closed a delisting tender offer for the issued and outstanding shares of Isagen, completed a merger between BRE Colombia Holding S.A.S. and Isagen. As a result of prior mandatory tender offers, open market purchases, and the aforementioned transactions, our consortium’s current ownership interest is 99.49% of the company of which our share is approximately 24%. Over the course of 2017, the business has performed in line with our expectations and has strong long-term growth prospects in an undersupplied market. Isagen is Colombia’s third-largest power generation company and owns and operates a 3,032 MW portfolio with an annual average generation of approximately 14,500 GWh. This portfolio accounts for approximately 18% of Colombia’s installed generating capacity and consists of six, largely reservoir-based, hydroelectric facilities and a 300 MW Co-gen plant. The hydroelectric assets include the largest reservoir by volume in Colombia and are collectively able to store approximately 26% of their annualized long-term average generation. Isagen’s portfolio also includes over 800 MW of attractive medium to long-term development projects.

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

Brazilian Business

The principal office of our Brazil business is located in Rio de Janeiro and oversees our operations in Brazil, with approximately 435 employees. Our Brazilian National System Control Center is also located in Rio de Janeiro and allows for the remote monitoring and control of nearly all of our hydroelectric assets in the country. In Brazil, we have full hydroelectric, wind and biomass operating capabilities, as well as development and construction oversight expertise. All of our employees in Brazil are covered by collective agreements. We have experienced positive relations with our work force in Brazil.

Brookfield first invested in Brazil over 100 years ago. Recognizing Brazil’s growing demand for power and strong renewable resource base, Brookfield re-entered the Brazilian power market in 2003 and, since then, has grown its hydroelectric asset base significantly to 42 facilities on 26 river systems totaling approximately 899 MW of installed capacity.

We entered the wind and biomass businesses in Brazil in 2015 with the acquisition of five wind farms and four biomass facilities, all operational. The wind farms are located in the northeastern province of Rio Grande do Norte, one of the most proven wind resource areas in Brazil, and the biomass facilities are located in Mato Grosso do Sul and Sao Paulo, proximate to our hydroelectric portfolio. As part of the acquisition of TerraForm Global in December 2017, we acquired 307 MW of wind facilities located in the State of Bahia.

Considering all technologies, we own facilities totaling 1,531 MW located in 11 Brazilian states representing approximately 70% of the country’s population and 80% of the economic activity (in GDP terms). As such, we believe our business in Brazil is particularly well positioned to participate in a large and diversified economy with further developmental potential.

Since 2003, we have developed and built 16 facilities totaling 393 MW of capacity and we have several projects in various stages of development. As of the date of this Form 20-F, we continue to advance the construction of 77 MW of hydroelectric development projects in Brazil.

Rights to hydroelectric sites are secured in Brazil by obtaining authorizations (such as water use leases) and concessions from the Brazilian Ministry of Mines and Energy through the National Agency for Electric Energy (“ANEEL”). We generally focus on SHPPs, a category of hydroelectric power plant with less than 30 MW of capacity. SHPP plants can be secured directly from ANEEL, whereas sites for hydroelectric plants above 50 MW can only be granted by public auction, requiring developers to bid the lowest tariff in order to win the concession and a PPA with local utilities. Of our authorizations and concessions, 94% have remaining terms of more than 10 years. Generally, concessions provide for an initial term of 30 years with the possibility to renew the concession for an additional 20-year period. Similarly, authorizations provide for an initial term of 35 years and the possibility to renew for an additional 30-year period subject to payment of certain amounts under a water lease.

European Business

The principal office of our European operations is located in London, in the United Kingdom. Our European business, including our offices in London and Edinburgh in the United Kingdom and Cork in the Republic of Ireland, employs approximately 125 employees comprising operating, finance, project development, market research,  power marketing and support functions.

Republic of Ireland and Northern Ireland

Our 21 wind energy facilities, with 391 MW of installed capacity are located across the Republic of Ireland and Northern Ireland, which have among the strongest onshore wind resources in Europe and markets with stable contractual frameworks for renewables. We employ approximately 110 people in Ireland and none of these employees are unionized.

Brookfield Renewable has full wind development and construction oversight capabilities in Ireland. In 2017, we achieved commercial operation on our 15 MW and 16 MW wind projects in Northern Ireland and on our 19 MW wind project in Republic of Ireland. In addition to these projects we have an Irish wind development pipeline of more than 200 MW, which positions the portfolio for continued growth. Since we acquired our Irish wind portfolio in 2014, we have commissioned 202 MW of wind projects and expect to commission an additional 47 MW over the next two years.

The majority of wind farms in the Republic of Ireland are underpinned by the REFIT program. This program ensures that generators receive a minimum fixed annual electricity price, indexed by inflation annually over a contract term of 15 years, providing a revenue stream that is the higher of market prices or the REFIT price. The REFIT payments are guaranteed under legislation for eligible assets commissioned prior to the end of 2019. Recently, the Irish government issued a report on a new renewable support scheme confirming its long-term renewable power goals and therefore we expect a new auction-type regime to be announced for installations commissioned after 2019. We have 72 MW of non-REFIT wind assets, 52 MW of which were contracted at below market prices to 2019; during 2015, we restructured these PPAs with the Irish Energy Supply Board to preserve the existing below-market contracted price floor but include participation in approximately 90% of market prices. The wind farm assets in Northern Ireland earn British pound sterling denominated revenues by receiving a fixed price Renewable Obligation Certificate for twenty years, in addition to the market price.

In 2017, we continued to enhance our power marketing capabilities in Europe, by increasing the focus on securing long-term contracts with corporate buyers of power, the sale of green credits, and expanding our capability to sell power across interconnections. In the U.K., we continue to explore opportunities to establish new routes to market through corporate buyers of power.

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

Portugal & Scotland

Our European business also includes a 123 MW wind portfolio in Portugal and approximately 600 MW wind development portfolio in Scotland. The Scottish portfolio includes a mix of permitted and earlier stage development projects as well as an six-person project development team located in Edinburgh. In February 2017, we commenced construction on an approximately 19 MW wind project in Scotland that will benefit from a 15-year government-backed contract for difference. In Portugal we have three employees who manage our wind portfolio in the country. None of these employees are unionized.

Wales

Our European business also includes a 25% stake in First Hydro, the U.K.’s largest pumped storage asset.  First hydro manages and operates 2.1 GW of pumped storage facilities at the Dinorwig and Ffestiniog power stations in the Snowdonia region of Wales and represents 75% of the U.K.’s pumped storage capacity and 50% of its hydro capacity. With the U.K. facing tightening supply margins, First Hydro provides an opportunity to invest in facilities providing critical back-up power and grid stabilization services.

Other Businesses

India

Our acquisition, with our institutional partners, of TerraForm Global marked our entry into the wind and solar markets in India. TerraForm Global employs approximately 27 employees in India, of which none are covered by collective agreements. The Indian portfolio consists of 302 MW of installed capacity, comprised of three wind energy facilities with an aggregate capacity of 102 MW and eleven solar energy facilities with an aggregate capacity of 200 MW. The assets are spread across the Indian provinces of Gujarat, Rajasthan, Madhya, Pradesh, Tamil Nadu and Karnataka. India represents a growth opportunity for Brookfield Renewable as it is a sizeable market with ambitious energy targets and significant potential for renewable power development.

China

Our acquisition, with our institutional partners, of TerraForm Global marked our entry into the renewable energy market in China. TerraForm Global employs approximately 56 employees in China, of which none are covered by collective agreements. The Chinese portfolio consists of two assets: a 149 MW wind energy facility in Inner Mongolia province; and an 18 MW solar energy facility in Gansu province. Similar to the Indian market, the size of the market in China coupled with ambitious targets for the expansion of renewable energy represents a significant growth opportunity for Brookfield Renewable.

Other Emerging Markets

With the acquisition, with our institutional partners, of TerraForm Global, we acquired 99 MW in South Africa (this includes 33 MW in respect of which TerraForm Global receives the economic benefit, but has not yet acquired), 39 MW in Thailand, 26 MW in Uruguay, and 12 MW in Malaysia.

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

Corporate Office

Our main corporate office is in Toronto, Ontario and provides oversight on a global basis of Brookfield Renewable. Our corporate group has approximately 125 employees, including both the corporate office and the Service Provider, who are located in North America, Brazil, Europe and China.

BEP is a globally diversified, multi-technology, owner and operator of renewable power assets.

Our business model is to utilize our global reach to acquire and develop high quality renewable power assets below intrinsic value, finance them on a long-term, low-risk and investment grade basis through a conservative financing strategy and then optimize cash flows by applying our operating expertise to enhance value.

One of the largest, public pure play renewable businesses globally.  Brookfield Renewable operates and invests in a large, multi-technology and globally diversified portfolio. Brookfield Renewable invests in renewable assets directly, as well as with institutional partners, joint venture partners and in other arrangements. Our portfolio consists of 16,369 MW of installed capacity largely across four continents, a development pipeline of approximately 7,000 MW, and annualized long-term average generation on a proportionate basis of 24,785 GWh.

The following charts illustrate annualized long-term average generation on a proportionate basis:

Source of Energy	Region

Diverse and high quality assets with hydroelectric focus.  Brookfield Renewable has a complementary portfolio of hydroelectric, wind, solar and storage facilities. Our portfolio includes utility-scale facilities, back-up storage power, and localized power generation. Hydroelectric power comprises the significant majority of our portfolio, and is the highest value renewable asset class as one of the longest life, lowest-cost and most environmentally-preferred forms of power generation. Hydroelectric plants have high cash margins, storage capacity with the capability to produce power at all hours of the day, and the ability to sell multiple products in the market including energy, capacity and ancillaries. Our wind and solar facilities provide exposure to two of the fastest growing renewable power sectors, with high cash margins, zero fuel input cost, and diverse and scalable applications including distributed generation. Our storage facilities provide the markets in which they are located with critical services to the grid and dispatchable generation. With our scale, diversity and the quality of our assets, we are competitively positioned relative to other power generators, providing significant scarcity value to our investors.

Stable, high quality cash flows with attractive long-term value for LP Unitholders.  We intend to maintain a highly stable, predictable cash flow profile sourced from a diversified portfolio of low operating cost, long-life hydroelectric, wind and solar assets that sell electricity under long-term, fixed price contracts with creditworthy counterparties. Approximately 90% of our 2018 proportionate generation output is contracted to public power authorities, load-serving utilities, industrial users or to Brookfield. Our PPAs have a weighted-average remaining duration of 15 years, on a proportionate basis, providing long-term cash flow visibility.

Strong financial profile and conservative financing strategy. Brookfield Renewable maintains a robust balance sheet and access to global capital markets to ensure cash flow resiliency through the cycle. Our debt to total capitalization is 39% and approximately 70% of our borrowings are non-recourse. Corporate borrowings and subsidiary borrowings have weighted-average terms of approximately six and ten years, respectively. Our available liquidity as at December 31, 2017 is approximately $1.5 billion of cash and cash equivalents, available-for-sale securities and the available portions of credit facilities.

Well positioned for cash flow growth. We are focused on driving cash flow growth from existing operations, fully funded by internally generated cash flow, including inflation escalations in our contracts, margin expansion through revenue growth and cost reduction initiatives, and building out our approximately 7,000 MW proprietary development pipeline at premium returns. While we do not rely on acquisitions to achieve our growth targets, our business has upside from mergers and acquisitions on an opportunistic basis. We employ a contrarian strategy, and look for capital scarcity to earn strong returns. We take a disciplined approach to allocating capital into development and acquisitions with a focus on downside protection and preservation of capital. Over the last ten years, we have invested in, acquired, or commissioned 66 hydroelectric facilities totaling approximately 5,000 MW, 85 wind facilities totaling approximately 3,600 MW, 537 solar facilities totaling approximately 1,500 MW, four biomass facilities totaling 175 MW, two hydroelectric pumped storage and one battery storage totaling 2,098 MW and one 300 MW Co-gen plant. Our ability to develop and acquire assets is strengthened by our established operating and project development teams, strategic relationship with Brookfield, and our liquidity and capitalization profile. We have, in the past, and may continue in the future to pursue the acquisition or development of assets through arrangements with institutional investors in Brookfield sponsored or co-sponsored partnerships.

Attractive distribution profile.  We pursue a strategy which we expect will provide for highly stable, predictable cash flows sourced from predominantly long-life hydroelectric assets ensuring a sustainable distribution yield. We target a long-term distribution payout ratio of approximately 70% of Funds From Operations and a long-term distribution growth rate in a range of 5% to 9% annually.

Renewable Power Growth Opportunity

Demand for renewable energy continues to grow around the world due to its positive environmental profile, the benefits of supply diversification and its increasing cost-competitiveness with traditional technologies. By the end of 2016, global installed renewable power capacity exceeded 1,800 GW. Total investment in new ‘clean energy’ facilities in that year has been estimated at around $280 billion (this figure excludes investments in large hydro plants). Over the last five years up to 2016, an average of approximately 125 GW of new renewable generation capacity has been added each year – primarily hydro, wind and solar photovoltaic.  The following chart illustrates the global growth in various renewable power generation sectors from 2000 to 2016.

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

Mainstream recognition of climate change risk and serious commitment to action.  Global support for de-carbonization – and by implication the further promotion of renewable technologies – was reinforced in December 2015 as 197 countries agreed at the COP21 Conference in Paris to develop national strategies consistent with limiting the increase in global temperature by 2050 to less than two degrees Celsius above pre-industrial levels. The Paris Agreement has been ratified by over 120 countries, although the United States has recently withdrawn from the agreement.

Intensifying challenges for conventional coal and nuclear generation. Successive regulatory initiatives requiring significant environmental compliance expenditures are accelerating the retirement of coal plants, which will need to be replaced by new capacity. At the same time, cost uncertainties, public concern over new construction and nuclear waste disposal and intensified competition from gas-fired generation has delayed or halted many new nuclear development activities, and has led some countries to increase their renewable targets in order to satisfy supply requirements resulting from plant retirements and demand growth.

Our Core Markets

We have focused on North America, Colombia, Brazil and Europe as our core markets and we will continue to focus on using our operating expertise to expand our operations in these markets to meet our growth objectives. In addition, our relationship with Brookfield gives us access to Brookfield’s investment platforms in Australia, India and China as well as to Brookfield’s more established platforms in South America and Europe, which enhances our ability to source transactions globally.

North America

United States

Over the last decade, the United States has maintained consistent, broad-based policy momentum to transition the country’s electricity production to cleaner generation and promote increased energy independence. The United States is the world’s second largest wind market with approximately 85,000 MW of installed wind capacity as of 2017. One of the most significant drivers of renewable power growth in the United States has been the adoption of RPS targets in 29 states and the District of Columbia, with renewable mandates set to as high as 33% of the total supply mix by 2020 and with even more ambitious targets – 50% in the case of California and New York – by 2030. In addition, growth has been driven by various government incentive programs and Fortune 100 companies supporting investment in new renewables.

The U.S. government is taking steps to amend certain federal environmental regulation for thermal (and in particular, coal-fired) generation, which may result in those regulations becoming less stringent, however, policies promoting renewables were maintained in the recently enacted U.S. Tax Cuts and Jobs Act. We do not expect these changes to have a materially adverse effect on our business. Renewable energy policy in the United States is largely set at the state level and federal action will not change the long term trend of de-carbonization. In fact, much of the growth in demand for renewables has come from consumers and any reductions or cuts to federal subsidies for wind and solar could make these asset classes more attractive to investors, like ourselves, at the expense of low cost of capital financial investors.  In January 2018, the government of the United States imposed certain tariffs on solar equipment manufactured abroad. We expect that these tariffs will modestly slow the pace of the development of solar projects in the near term and will increase installed system costs. We do not expect that these tariffs will have significant long-term impact on the adoption of solar technology generally given how costs have declined in the last decade, the simplicity of the technology, the speed at which it can be developed and its obvious environmental attributes.

In the United States, we are strategically focused on power markets in the northeast (New York, New England), the mid-Atlantic (including the PJM ISO and north SERC regions) and California, with operations in other Mid-Continent ISO states including Minnesota and Louisiana. Together these markets cover approximately 70% of the U.S. population, and most have strong competitive wholesale markets and RPS targets, aging electricity infrastructure and/or pressure to retire coal generation, providing clear opportunities for sustained renewable generation growth.

Canada

In Canada, renewable energy policy is predominantly implemented at the provincial level. We are currently active in Ontario, Québec and British Columbia and each of these provinces has adopted policies to increase the contribution of renewables in the supply mix, which presents attractive opportunities for both project development and asset acquisition.

Most Canadian provinces are developing strategies pursuant to the December 2016 accord with the federal government addressing carbon pricing, efforts to eliminate coal-fired power generation and planned investments in renewable energy. Under the federal government’s guidelines, the provinces have until the end of 2018 to submit their own carbon pricing plans before a national scheme is implemented to establish a floor price for emissions allowances (previously indicated to follow a rising path, in $10 per tonne annual increments, to reach $50 per tonne in 2022). While this is positive news for the renewable industry in general, we do not expect it to materially impact our business.

Colombia

Colombia is an investment-grade rated country with an established competitive electricity market and we believe that the country will require new power supply after 2025 to meet demand growth. Colombia’s hydroelectric potential of approximately 93 GW is second only to Brazil among South American countries. As of December 2017, Colombia had a total installed capacity of almost 17 GW with hydro accounting for almost 70% of the supply mix and the remainder being supplied by natural gas, coal, and diesel. Colombia benefits from significant undeveloped hydroelectric potential and power prices remain relatively low on a global basis. We expect power prices to increase over the long-term as new supply is needed to meet demand growth.

Brazil

With the world’s fifth largest country by population and eighth largest economy, Brazil retains strong long-term growth potential despite the near term economic challenges. Electricity demand has sustained an average annual growth rate of approximately 4% over the last 30 years, a trend which is likely to continue in the long-term given that per capita consumption is still less than one-fifth of per capita consumption in the United States. By 2026, Brazil’s energy planning agency projects that around 68,000 MW of new supply will be needed, while only approximately 27,000 MW of capacity is already contracted.  We accordingly expect Brazil will require over 4,600 MW of new supply annually to meet growing demand and renewables will be the main sources to diversify supply, as costs of large-scale hydroelectric projects are rising due to development in remote locations with increasing costs and environmental and labor challenges.

In line with the government’s ten-year planning projections, the renewable power industry is growing, notably wind power and solar. Brazil has approximately 12,200 MW of installed wind capacity, with 3,700 MW under development. Solar PV power generation is also being developed and while current installed solar PV capacity is relatively small (660 MW), there are approximately 1,800 MW of solar PV capacity under development in Brazil.

We believe there are two additional aspects of the Brazilian market that make our business compelling. First, substantially all of our hydroelectric facilities participate in the MRE which significantly reduces the impact of variations in hydrology on our cash flows. Through this pool, hydroelectric power generators are paid on the basis of “assured energy”, which is based on long-term average generation (established through government-approved hydrological studies) rather than on actual production. Participating generators effectively share hydrology risk as generators experiencing above-average generation conditions make this excess available to those experiencing below-average conditions, with any aggregate shortfall allocated pro-rata across the pool. Second, SHPPs under 30 MW operate in a segment of the market that benefits from certain preferred economic and regulatory rights. Customers that purchase power from these plants benefit from a special discount for the use of the distribution system which, in turn, enables generators like us, since we have 50% of our portfolio contracted with final consumers, to capture a portion of this discount through higher prices with end-use customers.

Europe

Europe is the largest renewable energy market in the world and a significant growth opportunity for our business. Within the European Union, a population of approximately 500 million is served by a power system with a capacity of approximately 1,000 GW, generating approximately 3,100 TWh annually. Renewable generation technologies account for over one third of total installed capacity, including approximately 150 GW of hydroelectric, 150 GW of wind and 100 GW of solar PV capacity. Our investment and growth strategy in Europe focuses on larger, low-sovereign risk markets that have both a record of reliable renewable policies and renewable assets with attractive long-term fundamental value and scarcity attributes.

Europe has long been at the forefront in adopting policies to support renewables development and address climate change. For 2020, the E.U. has committed to cutting its greenhouse gas emissions by 20% relative to 1990 levels, and to raising the share of total final energy consumed from renewables to 20%. Brookfield estimates that approximately 45 GW of additional wind-equivalent power capacity is required between 2018-2020 across the E.U. to achieve the 2020 target. In the longer term, the E.U. has recently committed to a 40% reduction in greenhouse gas emissions by 2030 (relative to 1990) and at least a 27% share of renewables in final energy consumption.

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

The E.U.’s carbon emissions cap-and-trade program and national policies like the United Kingdom’s carbon price floor mechanism enhance the competitive position of renewables generators by increasing the operating costs of conventional thermal generators. In addition, conventional generation and especially coal-fired plants face tightening nitrogen oxide and sulfur dioxide limits under the E.U. Industrial Emissions Directive. For older non-compliant coal plants, the majority of which are in the United Kingdom and Spain, this is likely to accelerate retirements. As in the United States, this supply will need to be replaced by new capacity likely in the form of renewable and gas-fired generation. Following a referendum in 2016, the United Kingdom initiated proceedings to leave the European Union. Subsequent trade negotiations will determine the terms of the United Kingdom’s access to the E.U. internal energy market which may include subscribing to similar long-term environmental targets. Regardless of these negotiations, the United Kingdom is expected to maintain its long-term national de-carbonization targets.

Ireland

Ireland has among the best onshore wind resources in Europe, and both the Republic of Ireland and Northern Ireland markets have stable and favorable contractual frameworks for renewables.  Owners of renewable assets in the Republic of Ireland typically benefit from the REFIT program, which ensures that generators receive a minimum fixed annual electricity price, indexed by inflation annually over a contract term of 15 years, providing a revenue stream that is the higher of market prices or the REFIT tariff. The REFIT payments are guaranteed under legislation for eligible assets and currently apply to assets commissioned prior to the end of 2019. The Irish Department of Communications, Energy and Natural Resources is currently working on the design of a new renewable procurement mechanism.  In Northern Ireland, our facilities generally receive both the prevailing market electricity price and a Renewable Obligation Certificate.

Portugal

Portugal offers feed-in-tariff contracts that fix payment terms for the duration of the contract. For contracts awarded in 2006 and 2007, the contract term is the shorter of 15 years or after cumulative generation of 33 GWh per MW of installed capacity. During the EU bailout following the financial crisis the Portuguese government sought to raise funds to reduce its electricity tariff deficit by offering wind generators the option to extend their initial feed-in-tariff period in return for upfront payment. Incentives are also in place for re-powering existing capacity at a lower rate. Continued fiscal consolidation allowed Portugal’s sovereign rating to be upgraded towards the end of 2017 to investment grade with a stable outlook (Fitch and Standard & Poor’s).

Scotland

In Scotland, existing generation is supported via the Renewable Obligation Certificate scheme. A new contract for difference was introduced and first issued via auction in 2015 with recent auctions focusing on less established technologies (such as offshore wind, biomass combined heat and power and energy from waste schemes).  The United Kingdom faces a significant shortfall to meet its overall renewable energy target for 2020. It also has longer-term carbon targets to reduce greenhouse gas emissions by at least 80% from 1990 levels by 2050, with intermediate milestones set out in 5-year carbon budgets (currently set to 2032) and written into law.

Other Markets

India and China are markets with significant potential for renewable power development, as the countries seek to satisfy strong demand growth and offset their heavy reliance on coal-fired generation. Persistent air pollution in both countries provides a strong incentive to reduce coal-fired generation and increase reliance on renewable generation. In connection with the acquisition of TerraForm Global, we acquired assets in India and China, and Brookfield Renewable is monitoring opportunities in each of these countries. Assets in Thailand, Malaysia, South Africa and Uruguay were also acquired as part of the acquisition of TerraForm Global.

Other Potential Markets

Australia is a market where Brookfield has a significant real estate and infrastructure presence and where we may invest in the future. Nearly 50% of the 47 GW of installed capacity in Australia’s National Electricity Market is coal-fired. Australia has experienced strong economic growth driven by Asian demand for natural resources, and the country’s carbon footprint is a recurring topic of national debate. We expect support for the development of new renewable power resources to increase over the next decade as policy makers seek to offset the country’s dependence on fossil-fuel based generation.

Our Growth Opportunity

We believe that the current environment offers attractive opportunities to invest in renewable power acquisitions or developments that we expect will allow us to deploy capital, on an accretive basis, in the following ways:

•        Privatizations.  We believe that governments will continue to engage the private sector in providing funding solutions for infrastructure requirements which could increasingly involve sales of existing assets. Our proven operating track record, global scale and ability to partner with local pension funds and institutional investors position us well to participate in such opportunities.

•        Asset monetization and divestitures. Significant renewable power generation capacity is owned by industrial companies, smaller independent power producers, private equity investors and foreign companies. These types of owners sell renewable power assets either because power generation is not their core business, their investment horizons are shorter, or a particular market ceases to be strategic. In addition, some large independent power producers may seek, or be forced, to sell assets to bolster their balance sheets. Certain capital constrained or distressed companies may also seek to sell assets.

•        Development cycle divestitures. Renewable power assets are often developed or built by smaller developers or construction companies who, in our experience, seek to capture development-stage returns or who have insufficient capital to develop projects. Because of our extensive project development expertise we are well positioned to evaluate these sorts of assets and therefore have been, and believe we will continue to be, a logical acquirer of, or partner in, such projects.

•        Brookfield Renewable’s development project portfolio. In addition to growing our business through acquisitions, we intend to pursue organic growth by developing our over 7,000 MW pipeline of greenfield projects.

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

Our pricing profile is predictable because of our long-term PPAs which have a weighted average remaining duration of 15 years on a proportionate basis. This, combined with a well-diversified portfolio that reduces variability in our generation volumes, enhances the stability of our cash flow profile.

The majority of our long-term PPAs are with investment-grade rated or creditworthy counterparties. The overall composition of our contracted generation under PPAs on a proportionate basis is Brookfield (42%), public power authorities (21%), industrial users (19%) and distribution companies (18%). On a proportionate basis, Brookfield Renewable has contracted 90% of 2018 generation at an average price of $73 per MW.

As at December 31, 2017, over the next five years Brookfield Renewable has on average approximately 7,071 GWh on a proportionate basis and 18,588 GWh on a consolidated basis of energy annually which is uncontracted. This energy can be sold into wholesale or bilateral markets and we intend to maintain flexibility in re-contracting to position ourselves to achieve optimal pricing.

The following table presents, on a proportionate basis, revenues, Adjusted EBITDA and Funds From Operations on a segmented basis for the fiscal years ended December 31, 2017, 2016, and 2015 by hydroelectric, wind and other facilities. Hydroelectric and wind information is further segmented by region.

	Hydroelectric			Wind			Solar	Storage	Other(1)	Corporate	Total
	North			North
(MILLIONS)	America	Colombia	Brazil	America	Europe	Brazil
For the year ended December 31, 2017:
Revenues	$945	$191	$243	$161	$46	$26	$9	$43	$15	$-	$1,679
Adjusted EBITDA(2)	665	99	178	119	26	22	7	30	2	(6)	1,142
Funds From Operations(2)	486	52	148	74	15	16	3	17	1	(231)	581
For the year ended December 31, 2016:
Revenues	$819	$192	$187	$151	$56	$17	$-	$27	$31	$1	$1,481
Adjusted EBITDA(2)	548	88	130	115	32	13	-	14	17	(15)	942
Funds From Operations(2)	367	46	97	74	18	6	-	3	16	(208)	419
For the year ended December 31, 2015:
Revenues	$819	$-	$203	$150	$56	$9	$-	$36	$23	$-	$1,296
Adjusted EBITDA(2)	557	-	164	124	44	8	-	21	7	(18)	907
Funds From Operations(2)	373	-	136	76	32	5	-	17	6	(178)	467

(1)               Includes Co-gen and biomass

(2)               Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”.

As described in Item 5.A “Operating Results — Presentation to Stakeholders and Performance Measurement”, Adjusted EBITDA and Funds From Operations do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be similar to measures presented by other companies. For additional information, see Item 5.A “Operating Results — PART 4 – Financial Performance Review on Proportionate Information.”

As at year end, our portfolio benefits from significant hydrology diversification, with assets distributed on 81 river systems in four countries. Our North American, Colombian and European assets have the ability to store water in reservoirs approximating 24% of their annualized long-term average generation. Our assets in Brazil benefit from a framework that levelizes generation risk across hydroelectric producers. The ability to store water in reservoirs in North America, Colombia and Europe as well as benefit from levelized generation in Brazil allows us to mitigate hydrological fluctuations, optimize production and minimize losses due to outages.

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

Colombia. In Colombia, revenues are typically secured through one to five year bi-lateral contracts with local distribution companies in the “regulated market” and large industrial users. These contracts reduce the exposure of both suppliers and end-users to price volatility in the spot market by fixing the price payable for given amount of committed energy. Isagen’s PPAs take this approach and its 2018 revenues are approximately 70% contracted.  In addition to its hydroelectric assets, Isagen has a 300 MW Co-gen facility which can be used to provide additional generating capacity.

Brazil. In the Brazilian electricity market, energy is typically sold under long-term contracts to either load-serving distribution companies in the regulated market or smaller “free customers” in the free customer market. In the regulated market we have typically entered into 20 to 30 year PPAs with distribution companies. In the “free customer” market, we have typically entered into three to eight year PPAs with industrial and commercial customers primarily engaged in strong industries like telecommunications, food services and pharmaceuticals. “Free customers” include consumers of electricity with more than 0.5 MW of annual demand. Free customers whose load is between 0.5 MW and 3 MW can only buy power from renewable sources. Our PPAs in Brazil typically provide a fixed price that is fully indexed to inflation annually. Our Brazilian portfolio has a weighted average remaining contract term of approximately 8 years.

Europe. Our European assets are principally located in the Republic of Ireland with additional assets located in Northern Ireland and Portugal. We also have a pipeline of development projects located in Scotland. In the Republic of Ireland, we generate revenues primarily through energy sales secured by long-term PPAs under the REFIT program. In the Republic of Ireland’s electricity market, renewable energy is typically sold under a 15 year REFIT contract which allows for any above-market costs to be paid directly to generators through a levy on final consumer bills. The REFIT tariff also provides generators with potentially attractive upside to market prices above an established contract floor, which would allow us to benefit from any increase in power prices. Our Republic of Ireland operating assets are underpinned by a 9 year remaining average life contracted revenue stream. Our wind farms in Northern Ireland earn British pound sterling denominated revenues by receiving a fixed price Renewable Obligation Certificate for twenty years in addition to the market price.  In Portugal, similar to the Republic of Ireland, assets are contracted are based on an approximately 15 year feed-in-tariff regime and feature a floor and

Page !Unexpected End of Formula

cap price for 7 years after the expiry of the feed-in-tariff. Our Portuguese operating assets are underpinned by a 7 year remaining average life contracted revenue stream.

Our Growth Strategy

We expect to continue focusing on long-life renewable power assets that provide stable, long-term contracted cash flows, or, where uncontracted, are acquired on a value basis and located in high-value power markets where rising power prices offer strong prospects to generate growing cashflows and can appreciate in value over time. We combine our industry, operating, development and transaction execution expertise with our ability to commit capital to transactions in order to secure opportunities at attractive returns for Unitholders. To grow Brookfield Renewable, we maintain a proactive and focused business development program in each of our markets which is augmented by access to Brookfield’s global investment platform that may lead to originating attractive opportunities for investment. We expect that our growth will be focused on the following:

•        Acquisitions of assets within core markets. We expect to continue our growth in North America, Colombia, Brazil and Europe, where our existing renewable power businesses allows us to efficiently integrate operating or development-stage renewable power assets and capture economies of scale. Within each of these operating businesses, our growth strategy is focused on the higher-value and higher-growth regional electricity markets.

•        Diversification into new markets. We intend to establish an operating presence in new markets that offer attractive opportunities to enhance the geographic diversification of our operations by adding businesses that we can grow over time by investing capital at attractive risk-adjusted returns. With the acquisition of TerraForm Global, we acquired assets in India, China, South Africa, Thailand, Uruguay and Malaysia. Our European business and London-based management team will allow us to continue expanding into Europe beyond our existing portfolios. Additionally, our Brazil experience and team provides an excellent springboard to continue to expand into other South American countries, as was the case when we completed the Isagen Acquisition in early 2016 and the acquisition of TerraForm Global in December 2017. We also benefit from Brookfield’s investment teams in Australasia, India, China and elsewhere that, together with our existing capabilities in North America, South America and Europe, give us the ability to transact on a global basis.

•        Organic development growth. We intend to continue to grow our business by pursuing organic development growth, either through the acquisition of development-stage assets or by building projects from our approximate 7,000 MW development pipeline. We intend to focus on development-stage acquisition opportunities that are in high-value sites in our core markets, positioning us to leverage the development, construction and operating expertise of our operating businesses. We expect that a relatively small portion of our cash flows will be allocated during the early stages of project development, but that meaningful capital commitments would be made once a project has sound commercial arrangements that limit construction risk and secures long-term stable cash flows.

•        Diversification of renewable power technologies. While we intend to maintain our predominantly hydroelectric focus, we also intend to direct some of our efforts to acquiring select assets using other renewable power technologies that share similar fundamental characteristics to our hydroelectric portfolio of long-life, predictable operating costs and cash flows and sustainable competitive cost advantages. For example, in addition to wind, we have invested in solar generating assets through TerraForm Power and TerraForm Global.

Our LP Unit Distribution Policy

We believe our high-quality assets and long-term PPAs will provide BEP with stable and predictable annual cash flow to fund our distributions on our LP Units:

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

•        In 2017, BEP increased its regular quarterly distribution to $0.4675 ($1.87  annually) per LP Unit commencing with the first quarterly distribution of that year.

•        In February 2018, BEP announced an increase in its regular quarterly distribution to $0.49 ($1.96 annually) per LP unit commencing with the first quarterly distribution of 2018.

We intend to continue to operate as a growth-oriented entity with a focus on increasing the amount of cash available for distributions on each LP Unit.

The declaration and payment of distributions on our LP Units are subject to the discretion of the board of directors of the Managing General Partner. Distributions on our LP Units will be paid quarterly on the last day of March, June, September and December of each year, to LP Unitholders of record on the last business day of February, May, August and November.  In addition, registered and beneficial LP Unitholders who are resident in Canada or the United States may opt to receive their distributions in either U.S. dollars or the Canadian dollar equivalent, based on the Bank of Canada daily average exchange rate on the applicable record date or, if such record date falls on a weekend or holiday, on the Bank of Canada daily average exchange rate of the preceding business day. Distributions will be evaluated periodically, and may be revised subject to business circumstances and expected capital requirements depending on, among other things, our earnings, financial requirements for our operations, growth opportunities, the satisfaction of applicable solvency tests for the declaration and payment of distributions and other conditions existing from time to time (see Item 10.B “Memorandum and Articles of Association – Description of Our LP Units, Preferred Units and the Amended and Restated Limited Partnership Agreement of BEP — Distributions”). BEP will not be permitted to make a distribution on our LP Units unless all accrued distributions have been paid in respect of the Class A Preferred Units and all other units of BEP ranking prior to or on a parity with the Class A Preferred Units, with respect to the payment of distributions.

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

               The holders of Series 5 Preferred Units are entitled to receive fixed cumulative preferential cash distributions as and when declared by the board of directors of the Managing General Partner, payable quarterly on the last day of January, April, July and October in each year at an annual rate equal to C$1.3976 per unit. A total annual distribution of C$1.3976 per share was paid in 2017.

For the initial five-year period commencing on November 25, 2015 and ending on and including January 31, 2021, the holders of Series 7 Preferred Units are entitled to receive fixed cumulative preferential cash distributions as and when declared by the board of directors of the Managing General Partner, payable quarterly on the last day of January, April, July and October in each year at an annual rate equal to C$1.375 per unit. A total annual distribution of C$1.375 per unit was paid in 2017.

For the initial five-year period commencing on May 25, 2016 and ending on and including July 31, 2021, the holders of Series 9 Preferred Units are entitled to receive fixed cumulative preferential cash distributions as and when declared by the board of directors of the Managing General Partner, payable quarterly on the last day of January, April, July and October in each year at an annual rate equal to C$1.4375 per unit. A total annual distribution of C$1.4375 per unit was paid in 2017.

For the initial five-year period commencing on February 14, 2017 and ending on and including April 30, 2022, the holders of Series 11 Preferred Units are entitled to receive fixed cumulative preferential cash distributions as and when declared by the board of directors of the Managing General Partner, payable quarterly on the last day of January, April, July and October in each year at an annual rate equal to C$1.25 per unit. A total annual distribution of C$0.8818 per unit was paid in 2017 and an initial distribution of C$0.2568 per unit was paid on April 30, 2017.

For the initial five-year period commencing on January 16, 2018 and ending on and including April 30, 2023, the holders of Series 13 Preferred Units are entitled to receive fixed cumulative preferential cash distributions as and when declared by the board of directors of the Managing General Partner, payable quarterly on the last day of January, April, July and October in each year at an annual rate equal to C$1.25 per unit. An initial distribution of C$0.3562 per unit will be payable on April 30, 2018.

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

For the initial five-year period commencing on May 1, 2015 and ending on and including April 30, 2020, the holders of Series 1 Shares are entitled to receive fixed cumulative preferential cash dividends as and when declared by the board of directors of BRP Equity, payable quarterly on the last day of January, April, July and October in each year at an annual rate equal to C$1.3125 per share. A total dividend of C$1.3125 per share was paid in each of 2011, 2012, 2013 and 2014, C$1.075625 per share in 2015 and C$0.83875 per share in 2016 and 2017.

In April 2015, certain holders of Series 1 Shares elected to convert their Series 1 Shares into Series 2 Shares on a one-for-one basis. The holders of Series 2 Shares are entitled to receive floating cumulative preferential cash dividends as and when declared by the board of directors of BRP Equity, payable quarterly on the last day of January, April, July and October in each year at the annual rate calculated for each quarter, of 2.62% over the annual yield on three month Government of Canada treasury bills. A total dividend of C$0.39976 per share was paid in 2015 (the conversion to Series 2 Shares occurred in April and accordingly the total 2015 dividend per share reflects two quarterly dividend payments). A total dividend of C$0.773698 per share was paid in 2016 and a total distribution C$0.792786 per share was paid in 2017.

For the initial seven-year period commencing on October 11, 2012 and ending on and including July 31, 2019, the holders of Series 3 Shares are entitled to receive fixed cumulative preferential cash dividends as and when declared by the board of directors of BRP Equity, payable quarterly on the last day of January, April, July and October in each year at an annual rate equal to C$1.10 per share. The initial dividend of C$0.3375 per share was paid on January 31, 2013, a total dividend of C$1.1625 per share was paid in 2013, C$1.10 per share was paid in each of 2014, 2015, 2016 and 2017.

The holders of Series 5 Shares are entitled to receive fixed cumulative preferential cash dividends as and when declared by the board of directors of BRP Equity, payable quarterly on the last day of January, April, July and October in each year at an annual rate equal to C$1.25 per share. The initial dividend on the Series 5 Shares of C$0.3116 per share was declared by the board of directors of BRP Equity on February 6, 2013 and was paid to holders of the Series 5 Shares on April 30, 2013. A total dividend of C$0.9366 per share was paid in 2013, and a total dividend of C$1.25 per share was paid in each of 2014, 2015, 2016 and 2017.

The holders of Series 6 Shares are entitled to receive fixed cumulative preferential cash dividends as and when declared by the board of directors of BRP Equity, payable quarterly on the last day of January, April, July and October in each year at an annual rate equal to C$1.25 per share. The initial dividend on the Series 6 Shares of C$0.3116 per share was declared by the board of directors of BRP Equity on May 7, 2013 and was paid to holders of the Series 6 Shares on July 31, 2013.  A total dividend of C$0.6241 per share was paid in 2013, and a total dividend of C$1.25 per share was paid in each of 2014, 2015, 2016 and 2017.

The Service Provider

Brookfield Asset Management

Brookfield is a global alternative asset manager with more than $285 billion in assets under management. It has an over 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. It has a range of public and private investment products and services, which leverage its expertise and experience and provide it with a competitive advantage in the markets where it operates. Brookfield Asset Management is listed on the NYSE, TSX and NYSE Euronext under the symbol “BAM”, “BAM.A” and “BAMA”, respectively.

We are Brookfield’s primary vehicle through which it will acquire renewable power assets on a global basis and we benefit from its reputation and global platform to grow our business.

The Service Provider complements our operating businesses in three key areas:

•        Leadership:  The Service Provider provides leadership to our operating businesses and oversees the implementation of our annual and long-term operating plans, capital expenditure plans, and our power marketing plans to ensure compliance with our performance-based operating objectives and applicable laws. The Service Provider also oversees the implementation of our operational policies, and our management, accounting, regulatory reporting, legal and treasury functions.

•        Growth:  We also benefit from the strategic advice, transaction origination capabilities and corporate development services of the Service Provider to grow our business. In particular, we benefit from the Service Provider’s renewable power acquisition experience focused in our target markets as well as market research capabilities that support evaluating opportunities to grow our business in existing and new markets.

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

With approximately 94 employees and 24 hours/day, 365 days/year operations, BEM LP performs transaction execution, risk management, settlement, information technology, regulatory, legal and human resource functions. These groups provide us with valuable market intelligence regarding pricing dynamics, regulatory regimes and market participants. In 2017, BEM LP was responsible for the sale of approximately 20 TWh of generation in North America.

BEM LP and NA Holdco have entered into the Energy Marketing Agreement pursuant to which BEM LP provides energy marketing services to NA Holdco. See Item 7.B “Related Party Transactions — Energy Marketing Agreement”.

Competition and Marketing

We operate in various North American, South American, European and Asian power markets. The nature and extent of competition we face varies from jurisdiction to jurisdiction. Brookfield Renewable’s main competition in its electricity markets are coal, nuclear, oil and natural gas electricity generators as well as other renewable energy suppliers who use hydro, wind, geothermal and solar PV technologies. The market price of commodities, such as natural gas and coal, are important drivers of energy pricing and competition in most energy markets, especially in North America.

Our marketing efforts focus on leveraging our competitive advantages described in Item 4.B “Business Overview” and our world class operating businesses described in Item 4.B “Business Overview — Operating Philosophy”.

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

Over 50 of our North American hydro facilities are now certified by the Low Impact Hydropower Institute (“LIHI”). The LIHI is a non-profit organization dedicated to reducing the impact of hydropower generation through the certification of hydropower projects that have avoided or reduced their environmental impacts, such as water quality protection, upstream and downstream fish passages, and threatened and endangered species protection.

We are an active contributor in the communities where we conduct business. We are proud of the commitment we have made to corporate social responsibility. The initiatives we undertake and the investments we make in building our business are guided by our core set of values around sustainable development, as we create a culture and organization that we believe can be successful today and in the future.

4.C              ORGANIZATIONAL STRUCTURE

Organizational Chart

The simplified chart below presents a summary of our ownership and organizational structure. Please note that on this chart all interests are 100% unless otherwise indicated. “GP Interest” denotes a general partnership interest and “LP Interest” denotes a limited partnership interest. BEP’s sole material asset is a 58% LP Interest in BRELP and preferred limited partnership interests in BRELP. Brookfield indirectly holds the remaining 41% LP Interest in BRELP, a 31% LP Interest in BEP and a 0.01% and 1% GP Interest in BEP and BRELP, respectively, for an aggregate indirect ownership interest in BEP of approximately 60% on a fully-exchanged basis. For more details on the exchange mechanism see Item 10.B “Memorandum and Articles of Association — Description of the Amended and Restated Limited Partnership Agreement of BRELP — Redemption-Exchange Mechanism”. Brookfield’s indirect 1% GP Interest in BRELP entitles it to receive incentive distributions linked to the growth of BRELP’s distributions. This simplified chart should be read in conjunction with the explanation of our ownership and organizational structure below and the information included under Item 6.A “Directors and Senior Management” and Item 7. “Major Shareholders and Related Party Transactions”.

Brookfield Asset Management Inc.
Ontario
Brookfield Renewable Power Inc. ("BRPI")
Ontario
BRP Bermuda GP Limited (1) ("BRELP General Partner")
Bermuda
99.99% LP Interest
41.46% LP Interest (2)
31.08% LP Interest (2)
Brookfield Renewable Partners Limited
Bermuda
0.01% GP Interest
BREP Holding L.P. (1) ("BRELP GP LP")
Bermuda
BROOKFIELD RENEWABLE PARTNERS L.P. (4)(5) ("BEP")
Bermuda
0.01% GP Interest
Public (Preferred Unitholders)
0.85% GP Interest
57.69% LP Interest (2)
68.92% LP Interest (2)
Brookfield Renewable Energy L.P. (1)(4)(5)(6) ("BRELP")
Bermuda
Public (Holders of LP Units)
Public (Bondholders)
Holding Entities (3)(4)(5)(6)
Public (Preferred Shareholders)
Brookfield Renewable Partners ULC ("Finco")
Alberta
Operating Entities
Brookfield Renewable Power Preferred Equity Inc. ("BRP Equity")
Canada

(1) Pursuant to a voting agreement, BRPI has agreed that certain voting rights with respect to BRELP General Partner, BRELP GP LP, and BRELP will be voted in accordance with the direction of BEP.

(2) BRPI's limited partnership interest in BRELP is redeemable for cash or exchangeable for LP Units in accordance with the redemption-exchange mechanism contained in BRELP's limited partnership agreement, which could result in BRPI owning approximately 60% of BEP's issued and outstanding LP Units on a fully-exchanged basis. On a fully-exchanged basis, public holders of LP Units will own approximately 40% of BEP and BRPI will not hold any limited partnership units of BRELP.

(3) Brookfield has provided an aggregate of $5 million of working capital to certain Holding Entities through a subscription for shares. In addition, BRPI holds special shares the redemption price of which is tied to the successful development of projects in Brazil.

(4) Guarantors of Finco Bonds.

(5) Guarantors of BRP Equity Class A Preference Shares.

(6) Guarantors of BEP Class A Preferred Units.

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

Inter-Corporate Relationships

The following table provides the name, the percentage of voting securities owned, or controlled or directed, directly or indirectly, by us, and the jurisdiction of incorporation, continuance, formation or organization of our significant subsidiaries as at December 31, 2017.

	Jurisdiction of	Percentage of
	Incorporation	Voting Securities
Name of Subsidiary	or Organization	Owned or Controlled
Alta Wind VIII LLC	Delaware	100.0% (1)
BIF II Safe Harbor Holdings LLC	Delaware	100.0% (1)
BIF III Holtwood LLC	Delaware	100.0% (1)
BRE GLBL Holdings L.P.	Bermuda	100.0% (1)
BRI Green Energy Limited	Republic of Ireland	100.0% (1)
Brookfield BRP Canada Corp.	Alberta	100.0%
Brookfield Energia Comercializadora Ltda	Brazil	100.0%
Brookfield Power US Holding America Co.	Delaware	100.0%
Brookfield Power Wind Prince LP	Ontario	100.0%
Brookfield Renewable UK Hydro Limited	England and Wales	100.0% (1)
Brookfield Smoky Mountain Hydropower LLC	Delaware	100.0% (1)
Brookfield White Pine Hydro LLC	Delaware	100.0% (1)
Catalyst Old River Hydroelectric Limited Partnership	Louisiana	75.0% (2)
Erie Boulevard Hydropower, L.P.	Delaware	100.0%
Granite Reliable Power, LLC	Delaware	89.5% (1)
Great Lakes Hydro America, LLC	Delaware	100.0%
Great Lakes Power Limited	Ontario	100.0%
Hawks Nest Hydro LLC	Delaware	100.0%
Isagen S.A. E.S.P	Colombia	99.5%
Itiquira Energética S.A.	Brazil	100.0%
Kwagis Power Limited Partnership	British Columbia	75.0%
Lièvre Power L.P.	Québec	100.0%
Mississagi Power Trust	Québec	100.0%
Orion Canadian Holdings 1 AIV L.P.	Ontario	100.0%
PEA - Parque Eólico da Serra, Unipessola S.A.	Portugal	100.0%
Powell River Energy Inc.	Canada	100.0%
Rumford Falls Hydro LLC	Delaware	100.0%
Safe Harbor Water Power Corporation	Pennsylvania	100.0% (1)
Tangará Energia S.A.	Brazil - São Paulo	100.0% (1)
Windstar Energy, LLC	California	100.0%
2016 Comber Wind Limited Partnership	Ontario	100.0%

(1)              Voting control held through voting agreements with Brookfield.

(2)              Non-voting economic interest held through preferred shares and secured notes.

4.D              PROPERTY, PLANT AND EQUIPMENT

BEP’s registered and head office is located at 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda. BEP does not directly own any real property and its sole material asset is a 58% limited partnership interest in BRELP and preferred limited partnership interests in BRELP. See also the information contained in this Form 20-F under Item 3.D “Risk Factors—Risks Related to Our Operations and the Renewable Power Industry” and Item 5. “Operating and Financial Review and Prospects”.

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

Certain comparative figures have been reclassified to conform to the current year’s presentation.

Organization of the Management’s Discussion and Analysis

PART 1 – 2017 Highlights	86	PART 6 - Selected Quarterly Information
PART 2 – Financial Performance Review on		Summary of historical quarterly results	128
Consolidated Information	89	Proportionate Results for the Fourth Quarter	129

PART 3 – Additional Consolidated Financial
Information
Property, plant and equipment	91
Related party transactions	91	PART 7 - Business Risks and Risk Management
Equity	93	Risk management and financial instruments	131
PART 4 – Financial Performance Review on
Proportionate Information	95	PART 8 - Critical Estimates, Accounting Policies and	134
Proportionate Results for the year	98	Internal Controls
ended December 31, 2017 and 2016
Proportionate Results for the year	105	PART 9 - Presentation to Stakeholders and	139
ended December 31, 2016 and 2015		Performance Measurement
Reconciliation of non-IFRS measures	111
Contract profile	118
PART 5 – Liquidity and Capital Resources
Capitalization, long-term borrowings and
available liquidity	120
Consolidated statements of cash flows	124
Shares and units outstanding	126
Dividends and distributions	127
Contractual obligations	127
Off-statement of financial position arrangements	127

PART 1 –  2017 HIGHLIGHTS
YEAR ENDED DECEMBER 31
(MILLIONS, EXCEPT AS NOTED)	2017	2016
Operational information

Capacity (MW)	16,369	10,731

Total generation (GWh)
Long-term average generation	42,334	38,982
Actual generation	43,385	34,071

Proportionate generation (GWh)
Long-term average generation	23,251	22,362
Actual generation	23,968	20,222
Average revenue ($ per MWh)	70	73

Selected financial information(1)

Net Loss attributable to Unitholders	(56)	(65)
Basic loss per LP Unit	(0.18)	(0.23)
Consolidated Adjusted EBITDA(2)	1,751	1,499
Proportionate Adjusted EBITDA(2)	1,142	942
Funds From Operations(2)	581	419
Adjusted Funds From Operations(2)	513	352
Funds From Operations per Unit(1)(2)	1.90	1.45
Distribution per LP Unit	1.87	1.78

(1)        Holders of the GP interest, Redeemable/Exchangeable partnership units, and LP Units will be collectively referred to throughout as “Unitholders”, “Units”, or as “per Unit”. The LP Units and Redeemable/Exchangeable partnership units have the same economic attributes in all respects. For the year ended December 31, 2017, weighted average LP Units, Redeemable/Exchangeable partnership units and GP interest totaled 305.8 million (2016: 288.7 million).

(2)        Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure. See “Cautionary Statement Regarding Use of Non-IFRS Measures” and “PART 4 - Financial Performance Review on Proportionate Information - Reconciliation of Non-IFRS Measures”.

AS AT DECEMBER 31
(MILLIONS, EXCEPT AS NOTED)	2017	2016
Liquidity and Capital Resources

Available liquidity	$1,539	$1,191
Debt to capitalization(1)	39%	38%
Borrowings non-recourse to Brookfield Renewable(1)	70%	69%
Floating rate debt exposure(1)	13%	18%
Corporate borrowings
Average debt term to maturity	6.4 years	7.4 years
Average interest rate	4.5%	4.5%
Subsidiary borrowings on a proportionate basis(1)
Average debt term to maturity	10.5 years	9.5 years
Average interest rate	5.8%	6.1%

(1)        For 2017, adjusted to reflect the financing initiatives, associated with a hydroelectric and a storage facility, finalized subsequent to year-end.

Operating Results

Net loss attributable to Unitholders of $56 million decreased from $65 million in the prior year as the increase in Funds From Operations was partially offset by the impact of a significant deferred tax expense as a result of the recently enacted U.S. Tax Cuts and Jobs Act enacted at the end of 2017 (“U.S. tax reform”). The Basic loss per LP Unit of $0.18 per LP Unit decreased from a loss of $0.23 per LP Unit in the prior year primarily due to the above mentioned decrease in Net loss attributable to Unitholders.

Funds From Operations increased 39% to $581 million supported by return to proportionate long-term average generation, advancement of our organic initiatives and contributions from new investments and acquisitions.

Funds From Operations per Unit of $1.90 increased 31% from the prior year.

Proportionate generation increased by 19% to 23,968 GWh over the prior year due primarily to strong hydrological conditions in North America and Colombia. In the current year, we were ahead of proportionate long-term average generation by 3% compared to 2016 where we were 10% below.

In 2017, we deployed approximately $625 million of equity in new transactions and development, that provide approximately an additional 2.1 TWh of proportionate generation and $95 million of Funds From Operations on a run-rate basis (contributed approximately 415 GWh and $18 million of generation and Funds From Operations, respectively, in 2017):

•         $232 million for TerraForm Global, a 952 MW portfolio of recently constructed and contracted solar and wind assets, which includes 33 MW of assets in South Africa that are soon to be acquired;

•         $221 million for TerraForm Power which is a 2,600 MW diversified portfolio of solar and wind assets located primarily in the United States;

•         $73 million in a pumped storage facility in the U.K. with generating capacity of 2.1 GW, Brookfield Renewable retains an approximate 7.5% interest; and

•         $98 million in development.

Equity transactions

In 2017, distributions to LP Unitholders were $1.87 per LP Unit, which represents a 5% increase over the prior year.  Including a full year contribution from acquisitions and development projects, this represents a 92% payout ratio.

During the year we completed the following:

•         Issued Preferred LP Units for gross proceeds of C$250 million ($190 million);

•         Issued LP Units at a price of C$42.15 per LP Unit. Concurrently, Brookfield purchased LP Units in a private placement. The aggregate gross proceeds received were C$550 million ($422 million).

Subsequent to the year-end, we completed an additional Preferred LP Unit issuance for gross proceeds of C$250 million ($201 million).

Liquidity and Capital Resources

Liquidity remains strong with $1.5 billion available at year-end.

Secured $3.1 billion of long-term debt at average rates of 4.5% reducing our floating rate exposure to 13% and extending our average term to maturity to 10 years.

Growth and Development

We continue to advance the construction, on scope, schedule and budget, of 77 MW of hydroelectric development projects in Brazil and 47 MW of wind projects in Ireland and Scotland. These projects have annualized long-term average generation of 456 GWh and 154 GWh, respectively, with commissioning dates expected between 2018 and 2020 and we expected to generate Funds From Operations on a run-rate basis of $20 million.

PART 2 –  FINANCIAL PERFORMANCE REVIEW ON CONSOLIDATED INFORMATION

The following table reflects key financial data for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2017	2016	2015
Revenues	$2,625	$2,452	$1,628
Other income	47	64	122
Direct operating costs	(978)	(1,038)	(552)
Management service costs	(82)	(62)	(48)
Interest expense – borrowings	(632)	(606)	(429)
Depreciation	(782)	(781)	(616)
Current income tax expense	(39)	(44)	(18)
Deferred income tax (expense) recovery	(49)	97	78
Net (loss) income attributable to Unitholders	$(56)	$(65)	$3
	Average FX rates to USD
C$	1.30	1.33	1.28
	€0.89	0.90	0.90
R$	3.19	3.49	3.33
	£0.78	0.74	0.65
COP	2,951	3,045	N/A

Current Year Variance Analysis (2017 vs 2016)

For the year ended December 31, 2017, we reported a net loss attributable to Unitholders of $56 million compared to a net loss attributable to Unitholders of $65 million for the year ended December 31, 2016.

Revenues totaling $2,625 million in the year ended December 31, 2017 represents an increase of $173 million over the prior year, driven primarily by a return to long-term average generation, and the contribution from our growth initiatives. Revenues increased $121 million as consolidated generation increased by 27% or 9.3 TWh due primarily to strong hydrological conditions in North America and Colombia.  Our recent growth initiatives contributed 3.8 TWh in generation which amounted to $100 million in revenues. Partially offsetting those increases was a decrease in our average realized revenue per MWh (from $72 per MWh to $61 per MWh) driving a $57 million decrease in revenue, as weaker pricing in Colombia due to average above inflows was partially offset by strong pricing in Brazil caused by the impact of low hydrology. The depreciation of the U.S. dollar versus most of the foreign currencies in which we operate contributed an additional $57 million of revenues. This also affected operating and borrowing costs. The above noted increase in revenues, was partially offset by the impact of the sale of one of our Irish wind facilities in the first quarter of 2017 (contributed $28 million in revenues in the prior year). The prior year included a $20 million settlement at our hydroelectric and Co-gen assets in Ontario pertaining to the price escalator for power sold under power purchase agreements.

Other income decreased by $17 million primarily due to a $23 million gain realized on the settlement of foreign currency hedging contracts in the prior year.

Direct operating costs totaling $978 million represent a decrease of $60 million. The decrease was primarily attributable to the reduction in power purchases in Colombia and the successful recovery of excess property taxes at one of our Canadian hydroelectric facilities that were paid in prior years.  This decrease was partially offset by growth in our portfolio.

Management service costs totaling $82 million represent an increase of $20 million, primarily attributable to the growth in our capitalization due to a 16% increase in Brookfield Renewable’s unit price.

Interest expense totaling $632 million represents an increase of $26 million. The increase is primarily attributable to the growth in our portfolio which contributed $22 million of additional interest expense.

Deferred income tax expense of $49 million represents a $146 million increase from the prior year, due primarily to the U.S. tax reform.

Prior Year Variance Analysis (2016 vs 2015)

For the year ended December 31, 2016, we reported a net loss attributable to Unitholders of $65 million compared to a net income attributable to Unitholders of $3 million for the year ended December 31, 2015.

Revenues totaling $2,452 million represents an increase of $824 million. Relatively lower merchant power prices primarily in the Northeastern United States were partially offset by the annual escalations in our power purchase agreements and contributions from facilities with higher relative pricing for a $10 million net impact to revenues. At our Brazilian hydroelectric portfolio, relatively lower merchant power prices were partially offset by stronger generation for a net impact of $24 million. The appreciation of the U.S. dollar in 2016, compared to 2015, resulted in a $27 million decrease in revenues. This also affected operating and borrowing costs. The contribution to revenues from the growth in our portfolio was $882 million. Revenues in 2016 include a $20 million settlement pertaining to the price escalator for power sold under power purchase agreements in Ontario and $6 million in proceeds from a wake impact agreement with neighboring wind facilities in California. Revenues in 2015 included $10 million from the settlement of matters related to the delayed completion of a hydroelectric facility in Brazil. In addition, revenues relating to a wind facility sold in the third quarter of 2015 had contributed $13 million. The sale resulted in a total gain of $53 million with Brookfield Renewable’s share, net of non-controlling interests, of $12 million included in Other income.

Other income totaling $64 million represents a decrease of $58 million. The gain realized relating to the wind facility sale mentioned above along with compensation from a concession agreement impacted 2015. These were partially offset by increased interest income due to higher cash balances held throughout 2016.

Direct operating costs, interest expense and depreciation expense increased over the prior year primarily due to the growth in our portfolio.

Management service costs totaling $62 million represent an increase of $14 million, primarily attributable to the growth in our capitalization value.

Current income tax totaling $44 million represents an increase of $26 million, primarily relating to the acquisition in Colombia.

Deferred income tax recovery totaling $97 million represents an increase of $19 million, primarily attributable to lower income for tax purposes.

PART 3 - ADDITIONAL consolidated FINANCIAL INFORMATION

SUMMARY CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

The following table provides a summary of the key line items on the audited annual consolidated statements of financial position as at December 31:

(MILLIONS)	2017	2016
Current assets	$1,666	$907
Property, plant and equipment, at fair value	27,096	25,257
Goodwill	901	896
Total assets	30,904	27,737

Long-term debt and credit facilities	11,766	10,182
Deferred income tax liabilities	3,588	3,802
Total liabilities	16,622	15,065
Total equity	14,282	12,672
Total liabilities and equity	30,904	27,737

Our balance sheet remains strong and reflects the stable nature of the business and the integration of recent growth.

property, plant and equipment

The fair value of property, plant and equipment totaled $27.1 billion as at December 31, 2017 compared to $25.2 billion as at December 31, 2016. During the year ended December 31, 2017, acquisitions of TerraForm Global and Shantavny totaled $1,245 million. The development and construction of power generating assets totaled $354 million. The 137 MW wind portfolio disposed in the first quarter of this year had a fair value of $338 million. Fair value of the operating property, plant and equipment increased by $854 million primarily recapturing depreciation on our hydro facilities and offsetting impact from changes in power prices and discount rates. The depreciation of the U.S. dollar increased property, plant and equipment by $506 million and was largely attributable to assets in Canada and Europe as the Canadian dollar appreciated 6% and Euro appreciated 12% over the same period of the previous year. We also recognized depreciation expense of $782 million which is significantly higher than what we are required to reinvest in the business as sustaining capital expenditures.

See Note 12 – Property, plant and equipment, at fair value in our audited annual consolidated financial statements for information on the fair value revaluation assumptions used and sensitivity analysis.

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

In addition to these agreements, Brookfield Renewable and Brookfield have executed other agreements that are described in Note 27 - Related Party Transactions in our audited annual consolidated financial statements.

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

Brookfield Renewable has entered into agreements with Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III and Brookfield Infrastructure Debt Fund (“Private Funds”), in which they provide Brookfield Renewable with access to short-term financing using the Private Funds’ credit facilities.

During the year, the committed unsecured revolving credit facility provided by Brookfield Asset Management was increased to $400 million. Brookfield Asset Management had also placed funds on deposit with Brookfield Renewable in the amount of $140 million during the first quarter of the current year, which was repaid prior to the end of the first quarter. The interest expense on the draws from the credit facility and the deposit totaled $1 million.

In 2011, on formation of Brookfield Renewable, Brookfield Asset Management transferred certain development projects to Brookfield Renewable for no upfront consideration but is entitled to receive variable consideration on commercial operation or sale of these projects. During the year, an amount of $8 million has been paid relating to the commissioning of a 25 MW hydroelectric facility in Brazil.

The following table reflects the related party agreements and transactions in the audited annual consolidated statements of income, for the year ended December 31:

(MILLIONS)	2017	2016	2015
Revenues
Power purchase and revenue agreements	$601	$527	$469
Wind levelization agreement	6	8	6
	$607	$535	$475
Direct operating costs
Energy purchases	$(13)	$(3)	$(5)
Energy marketing fee	(24)	(23)	(22)
Insurance services	(19)	(20)	(30)
	$(56)	$(46)	$(57)
Management service costs	$(82)	$(62)	$(48)

The following table reflects the impact of the related party agreements and transactions on the consolidated balance sheets as at December 31:

(MILLIONS)	Related party	2017	2016
Current assets
Due from related parties
Amounts due from	Brookfield	$54	$47
	Equity-accounted investments and other	6	7
		$60	$54
Current liabilities
Due to related parties
Amount due to	Brookfield	$48	$48
Accrued distributions payable on LP
Units and Redeemable/Exchangeable
partnership units	Brookfield	32	26
Amount due to	Equity-accounted investments and other	32	2
		$112	$76

EQUITY

General partnership interest in a holding subsidiary held by Brookfield

Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly LP Unit distributions exceed specified target levels. To the extent that LP Unit distributions exceed $0.375 per LP Unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that LP Unit distributions exceed $0.4225 per LP Unit per quarter, the incentive distribution is equal to 25% of distributions above this threshold. Incentive distributions of $30 million were declared during the year ended December 31, 2017 (2016: $19 million).

Preferred limited partners’ equity

On February 14, 2017, Brookfield Renewable issued 10,000,000 Class A, Series 11 Preferred Limited Partnership Units (the “Series 11 Preferred Units”) at a price of C$25 per unit for gross proceeds of C$250 million ($190 million). The holders of the Series 11 Preferred Units are entitled to receive a cumulative quarterly fixed distribution yielding 5.0% for the initial period ending April 30, 2022. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the 5-year Government of Canada bond yield plus 3.82%, and (ii) 5.00%.

The holders of Series 11 Preferred Units will have the right, at their option, to reclassify their Series 11 Preferred Units into Class A Preferred LP Units, Series 12 (the “Series 12 Preferred Units”), subject to certain conditions on April 30, 2022 and on April 30 every five years thereafter. The holders of Series 12 Preferred Units will be entitled to receive floating rate cumulative preferential cash distributions equal to the sum of the 90-day Canadian Treasury Bill Rate plus 3.82%.

The Preferred LP Units do not have a fixed maturity date and are not redeemable at the option of the holders. As at December 31, 2017, none of the Class A Preferred LP Units have been redeemed by Brookfield Renewable.

In January 2018, Brookfield Renewable issued 10,000,000 Class A, Series 13 Preferred Limited Partnership Units (the “Series 13 Preferred Units”) at a price of C$25 per unit for gross proceeds of C$250 million ($201 million). The holders of the Series 13 Preferred Units are entitled to receive a cumulative quarterly fixed distribution yielding 5.0% for the initial period ending April 30, 2023. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the 5-year Government of Canada bond yield plus 3.00%, and (ii) 5.00%.

The holders of Series 13 Preferred Units will have the right, at their option, to reclassify their Series 13 Preferred Units into Class A Preferred Limited Partnership Units, Series 14 (the “Series 14 Preferred Units”), subject to certain conditions, on April 30, 2023 and on April 30 every five years thereafter. The holders of Series 14 Preferred Units will be entitled to receive floating rate cumulative preferential cash distributions equal to the 90-day Canadian Treasury Bill Rate plus 3.00%.

Limited partners’ equity

On July 6, 2017, Brookfield Renewable completed the issuance of 8,304,000 non-voting LP Units on a bought deal basis at a price of C$42.15 per LP Unit for gross proceeds of C$350 million ($271 million). Concurrently, Brookfield Asset Management purchased 4,943,000 LP Units at the offering price (net of underwriting commission). The aggregate gross proceeds of the offering and the concurrent private placement was C$550 million ($422 million). Brookfield Renewable incurred C$15 million ($11 million) in related transaction costs inclusive of fees paid to underwriters.

Brookfield Asset Management owns, directly and indirectly 185,727,567 LP Units and Redeemable/Exchangeable partnership units, representing approximately 60% of Brookfield Renewable on a fully-exchanged basis and the remaining approximate 40% is held by public investors.

PART 4 – FINANCIAL PERFORMANCE REVIEW ON PROPORTIONATE INFORMATION

Actual and Long-term Average Generation

For assets acquired or reaching commercial operation during the year, reported generation is calculated from the acquisition or commercial operation date and is not annualized. As it relates to Colombia only, generation includes both hydroelectric and Co-gen facilities. “Other” includes generation from North America Co-gen and Brazil biomass.

We compare actual generation levels against the long-term average to highlight the impact of an important factor that affects the variability of our business results. In the short-term, we recognize that hydrology, wind and irradiance conditions will vary from one period to the next; over time however, we expect our facilities will continue to produce in line with their long-term averages, which have proven to be reliable indicators of performance.

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

Generation from our North American pumped storage and Co-gen facilities is highly dependent on market price conditions rather than the generating capacity of the facilities. Our European pumped storage facility generates on a dispatchable basis when required by our contracts for ancillary services. Generation from our biomass facilities is dependent on the amount of sugar cane harvested in a given year. For these reasons, we do not consider a long-term average for these facilities.

Segment Information

      Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the business, manage operations, and allocate resources based on the type of technology.

     With effect from the fourth quarter of 2017, operations are segmented by technology – 1) hydroelectric, 2) wind, 3) solar, storage, and other (Co-gen and biomass), and 4) corporate – with hydroelectric and wind further segmented by geography (North America, Colombia, Brazil, Europe and Other). To reflect the way in which the CODM now reviews results, manage operations and allocate resources, following the investments in First Hydro, TerraForm Power and TerraForm Global and as Brookfield Renewable continues to build out its solar and storage businesses, the CODM has commenced reviewing these businesses along with its Co-gen and biomass businesses on an aggregate basis.  The Colombia segment aggregates the financial results of its hydroelectric and Co-gen facilities. A pumped storage facility in North America, that was previously included in the hydroelectric segment, is now included in the “Solar, storage and other” segment. The corporate segment represents all activity performed above the individual segments for the business.

     We report our results in accordance with these segments and presents prior period segmented information in a consistent manner. See Note 6 – Segmented information in our audited annual consolidated financial statements.

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

It is important to highlight that Adjusted EBITDA, Funds From Operations and Adjusted Funds From Operations do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies and have limitations as analytical tools. For the non-IFRS financial measures we use to explain our financial results, see “PART 9 - Presentation to Stakeholders and Performance Measurement – Performance Measurement”.  We provide additional information below on how we determine Adjusted EBITDA, Funds From Operations and Adjusted Funds From Operations. We also provide reconciliations to net income (loss). See “Reconciliation of Non-IFRS Measures”.

Proportionate Information

In addition, with the effect from the fourth quarter of 2017, reporting to the CODM on the measures utilized to assess performance and allocate resources are on a proportionate basis. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to Unitholders.

Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate consolidation basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items (1) include Brookfield Renewable’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, and (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.

The presentation of proportionate results has limitations as an analytical tool, including the following:

•        The amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses; and

•        Other companies may calculate proportionate results differently than we do.

Because of these limitations, our proportionate financial information should not be considered in isolation or as a substitute for our financial statements as reported under IFRS.

Segmented net income (loss) is not a measure the CODM uses to review the results of business and allocate resources. Brookfield Renewable does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its financial statements. The presentation of the assets and liabilities and revenues and expenses do not represent Brookfield Renewable’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish Brookfield Renewable’s legal claims or exposures to such items.

PROPORTIONATE RESULTS FOR THE YEAR ENDED DECEMBER 31, 2017 AND 2016

The following chart reflects the generation and summary financial figures on a proportionate basis for the year ended December 31:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA		Funds From Operations		Net Income (Loss)
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Hydroelectric
North America	13,942	11,960	13,059	12,977	$945	$819	$665	$548	$486	$367	$174	$128

Brazil	3,426	3,078	3,874	3,761	243	187	178	130	148	97	1	(26)

Colombia	3,683	2,419	3,488	2,994	191	192	99	88	52	46	19	25
	21,051	17,457	20,421	19,732	1,379	1,198	942	766	686	510	194	127

Wind
North America	1,765	1,421	2,019	1,780	161	151	119	115	74	74	26	47

Europe	490	571	513	605	46	56	26	32	15	18	(20)	(8)

Brazil	278	266	245	245	26	17	22	13	16	6	10	1

	2,533	2,258	2,777	2,630	233	224	167	160	105	98	16	40

Solar, Storage & Other	384	507	53	-	67	58	39	31	21	19	(13)	1

Corporate	-	-	-	-	-	1	(6)	(15)	(231)	(208)	(253)	(233)

Total	23,968	20,222	23,251	22,362	$1,679	$1,481	$1,142	$942	$581	$419	$(56)	$(65)

HYDROELECTRIC OPERATIONS ON PROPORTIONATE BASIS

The following table presents our proportionate results for hydroelectric operations the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2017	2016
Generation (GWh) – LTA	20,421	19,732
Generation (GWh) – actual	21,051	17,457
Revenue	$1,379	$1,198
Other income	15	40
Direct operating costs	(452)	(472)
Adjusted EBITDA	942	766
Interest expense	(240)	(237)
Current income taxes	(16)	(19)
Funds From Operations	$686	$510
Depreciation	(389)	(400)
Deferred taxes and other	(103)	17
Net income	$194	$127

The following table presents our proportionate results by geography for hydroelectric operations for the year ended December 31:

			Average
	Actual		revenue		Adjusted		Funds From		Net
	Generation (GWh)		Per MWh		EBITDA		Operations		Income
(MILLIONS, EXCEPT AS NOTED)	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
North America
United States	8,030	6,745	$71	$74	$360	$284	$248	$165	$20	$32
Canada	5,912	5,215	64	61	305	264	238	202	154	96
	13,942	11,960	68	68	665	548	486	367	174	128
Brazil	3,426	3,078	71	61	178	130	148	97	1	(26)
Colombia	3,683	2,419	52	79	99	88	52	46	19	25
Total	21,051	17,457	$66	$69	$942	$766	$686	$510	$194	$127

Funds From Operations increased 35% or $176 million from the prior year to $686 million primarily due to improved hydrological conditions in North America and Colombia, strong pricing in the Brazilian energy market and a full year contribution from our Colombian business.

Net income attributable to Unitholders increased by $67 million over the prior year as the increase in Funds From Operations was partially offset by an increase in deferred tax expense primarily attributable to the impact of the U.S. tax reform.

North America

Funds From Operations increased by $119 million over the prior year primarily due to a 2.0 TWh (17%) increase in generation due to strong hydrology, specifically in Canada and New York where strong inflows persisted throughout the year. Average revenue per MWh was in-line with the prior year as the benefit of stronger market pricing was offset by the final step down in pricing at our Louisiana facility.

Net income attributable to Unitholders increased by $46 million over the prior year as the increase in Funds From Operations was partially offset by an increase in deferred tax expense primarily due to the aforementioned U.S. tax reform.

Page !Unexpected End of Formula

Brazil

Funds From Operations increased by $51 million over the prior year primarily due to increased revenues driven by an overall increase in generation. While hydrology in Brazil was lower than long-term average, our business benefitted from a 11% increase in generation which was driven by the contribution from a 25 MW development project commissioned in the first quarter as well as a 377 GWh outage that impacted one of our facilities in the prior year. Average revenue per MWh increased 16% due to strong market pricing.

Net income attributable to Unitholders increased by $27 million over the prior year due to the above noted increase in Funds From Operations was partially offset by increased depreciation on our growing asset base.

Colombia

Funds From Operations increased by $6 million over the prior year as 2017 benefited from a full year of ownership.

Same store Funds From Operations was in-line with the prior year as the benefit of generation that was 6% ahead of long-term average was offset by lower market prices.

Net income attributable to Unitholders decreased by $6 million over the prior year as deferred income taxes were impacted by a tax rate reduction that occurred in 2016.

WIND OPERATIONS ON PROPORTIONATE BASIS

The following table presents our proportionate results for wind operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2017	2016
Generation (GWh) – LTA	2,777	2,630
Generation (GWh) – actual	2,533	2,258
Revenue	$233	$224
Direct operating costs	(66)	(64)
Adjusted EBITDA	167	160
Interest expense	(61)	(62)
Current income taxes	(1)	-
Funds From Operations	$105	$98
Depreciation	(121)	(122)
Deferred taxes and other	32	64
Net income	$16	$40

The following table presents our proportionate results by geography for wind operations for the year ended December 31:

			Average
	Actual		revenue		Adjusted		Funds From		Net
	Generation (GWh)		per MWh		EBITDA		Operations		Income
(MILLIONS, EXCEPT AS NOTED)	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
North America
United States	658	452	$91	$119	$37	$35	$17	$21	$14	$(7)
Canada	1,107	969	91	100	82	80	57	53	12	54
	1,765	1,421	91	106	119	115	74	74	26	47
Europe	490	571	94	98	26	32	15	18	(20)	(8)
Brazil	278	266	94	64	22	13	16	6	10	1
Total	2,533	2,258	$92	$99	$167	$160	$105	$98	$16	$40

Funds From Operations increased 7% or $7 million from the prior year to $105 million due to improved generation in North America and pricing at our Brazilian wind portfolio partially offset by the impact of the sale of a 137 MW wind portfolio in Ireland during 2017.

Net income attributable to Unitholders decreased by $24 million over the prior year as the increase in Funds From Operations was offset by unrealized hedging losses from our ongoing foreign currency hedging program in Europe.

North America

Funds From Operations were consistent with the prior year as a 24% increase in generation due to stronger wind resources in Canada and contributions from our investment in TerraForm Power was offset by a 14% decrease in average revenue per MWh. The average revenue per MWh decreased as the prior year included a $6 million settlement for lost revenue due to wake effect at one our facilities in the United States.

Net income attributable to Unitholders decreased by $21 million over the prior year due primarily to depreciation expense relating to the investment in TerraForm Power.

Europe

Adjusting for the 137 MW wind portfolio sold during the first quarter of 2017, Funds From Operations increased by $4 million over the prior year to $15 million as a result of the acquisition and development of 50 MW of additional capacity during the year. Generation of existing assets was slightly below prior year due to lower wind resources.

Generation and Funds From Operations were impacted by 106 GWh and $7 million, respectively, as a result of the aforementioned asset sale.

Net loss attributable to Unitholders decreased by $12 million over the prior year to $20 million as a result of unrealized hedging losses from our ongoing foreign currency hedging program.

Brazil

Funds From Operations at our Brazilian business was $16 million versus $6 million in the prior year. This increase was driven by a 5% increase in generation due to above average wind resource and a 47% increase in the average revenue per MWh due to strong market pricing.

Net income attributable to Unitholders increased by $9 million over the prior year primarily due to the above noted increase in Funds From Operations.

SOLAR, STORAGE AND OTHER OPERATIONS ON PROPORTIONATE BASIS

The following table presents our proportionate results for solar, storage and other operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2017	2016
Generation (GWh) – LTA	53	-
Generation (GWh) – actual	384	507
Revenue	$67	$58
Other income	6	(1)
Direct operating costs	(34)	(26)
Adjusted EBITDA	39	31
Interest expense	(17)	(12)
Current income taxes	(1)	-
Funds From Operations	$21	$19
Depreciation	(29)	(18)
Deferred taxes and other	(5)	-
Net (loss) income	$(13)	$1

Funds From Operations at our pumped storage business increased $14 million over the prior year to $17 million due to the addition of our First Hydro facility and improved performance at our facility in New England.

Our solar business is operating in line with expectations after the acquisition completed during the fourth quarter of TerraForm Power.

In 2016, our Ontario Co-gen asset benefitted from a settlement pertaining to the price escalator for power sold under power purchases agreements contributing $18 million to Funds From Operations.

Net loss attributable to Unitholders decreased by $14 million over the prior year as the increase in Funds From Operations was offset by additional depreciation on our growing portfolios and deferred tax expenses attributable to the U.S. tax reform.

CORPORATE

The following table presents our results for corporate for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2017	2016
Revenue	$-	$1
Other income	19	8
Direct operating costs	(25)	(24)
Adjusted EBITDA	(6)	(15)
Management service costs	(82)	(62)
Interest expense	(89)	(91)
Distributions on Preferred LP Units and Shares	(54)	(40)
Funds From Operations	$(231)	$(208)
Deferred taxes and other	(22)	(25)
Net (loss)	$(253)	$(233)

Realized gains on our toehold positions in the TerraForm companies contributed $15 million to Other income.

Management fees increased primarily due to a higher LP Unit price compared to the prior year.

Distributions on Preferred LP Units and Preferred Shares increased $14 million compared to the prior year as a result of the C$250 million ($190 million) Preferred LP Units issuance completed in the first quarter of 2017.

PROPORTIONATE RESULTS FOR THE YEAR ENDED DECEMBER 31, 2016 AND 2015

The following chart reflects the generation and summary financial figures on a proportionate basis for the year ended December 31:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA		Funds From Operations		Net (Loss) Income
	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
Hydroelectric
North America	11,960	11,532	12,977	12,749	$819	$819	$548	$557	$367	$373	$128	$206

Brazil	3,078	3,158	3,761	3,447	187	203	130	164	97	136	(26)	20

Colombia	2,419	-	2,994	-	192	-	88	-	46	-	25	-
	17,457	14,690	19,732	16,196	1,198	1,022	766	721	510	509	127	226

Wind
North America	1,421	1,437	1,780	1,778	151	150	115	124	74	76	47	(19)

Europe	571	615	605	591	56	56	32	44	18	32	(8)	1

Brazil	266	186	245	184	17	9	13	8	6	5	1	1
	2,258	2,238	2,630	2,553	224	215	160	176	98	113	40	(17)

Storage & Other	507	734	-	-	58	59	31	28	19	23	1	6

Corporate	-	-	-	-	1	-	(15)	(18)	(208)	(178)	(233)	(212)

Total	20,222	17,662	22,362	18,749	$1,481	$1,296	$942	$907	$419	$467	$(65)	$3

HYDROELECTRIC OPERATIONS ON PROPORTIONATE BASIS

The following table presents our proportionate results for hydroelectric operations the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2016	2015
Generation (GWh) – LTA	19,732	16,196
Generation (GWh) – actual	17,457	14,690
Revenue	$1,198	$1,022
Other income	40	51
Direct operating costs	(472)	(352)
Adjusted EBITDA	766	721
Interest expense	(237)	(197)
Current income taxes	(19)	(15)
Funds From Operations	$510	$509
Depreciation	(400)	(331)
Deferred taxes and other	17	48
Net income	$127	$226

The following table presents our proportionate results by geography for hydroelectric operations for the year ended December 31:

			Average
	Actual		revenue		Adjusted		Funds From		Net
	Generation (GWh)		Per MWh		EBITDA		Operations		Income
(MILLIONS, EXCEPT AS NOTED)	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
North America
United States	6,745	6,839	$74	$75	$284	$305	$165	$183	$32	$94
Canada	5,215	4,693	61	66	264	252	202	190	96	112
	11,960	11,532	68	71	548	557	367	373	128	206
Brazil	3,078	3,158	61	64	130	164	97	136	(26)	20
Colombia	2,419	-	79	-	88	-	46	-	25	-
Total	17,457	14,690	$69	$70	$766	$721	$510	$509	$127	$226

Funds From Operations increased $1 million from the prior year to $510 million as the acquisition of our Colombian business and higher generation at our North American business was offset by lower realized pricing in North America and Brazil and the benefit of settlements received by our Brazilian business in 2015.

Net Income attributable to Unitholders decreased by $99 million over the prior year due primarily to depreciation expense on our growing asset base.

North America

Funds From Operations decreased by $6 million as a 4% increase in generation due to the benefit of acquisitions and improved hydrology at our existing facilities, was more than offset by a $3 decrease in average revenue per MWh. Our portfolio in Pennsylvania, which was acquired in 2016, contributed 150 GWh on a proportionate basis and $4 million in Funds From Operations.

Net income attributable to Unitholders decreased by $78 million due to higher depreciation expense on our growing asset base.

Page !Unexpected End of Formula

Brazil

Funds From Operations decreased by $39 million from the prior year. Growth in our portfolio contributed 343 GWh and $11 million in Funds From Operation.  An unplanned 377 GWh outage at one of our facilities and a 5% decrease in average revenue per MWh collectively and negatively impacted Funds From Operations by $23 million. In 2015, we benefited from a financial settlement relating to the delayed completion of a hydroelectric facility and received compensation in exchange for electing not to renew expired concession agreements at two facilities, collectively contributed $27 million.

Net loss attributable to Unitholders decreased by $46 million due primarily to the above noted decrease in Funds From Operations.

Colombia

            The addition of the hydroelectric portfolio in the first quarter of 2016 contributed Funds From Operations and Net income attributable to Unitholders by $46 million and $25 million, respectively. Overall the portfolio performed in-line with expectations.

WIND OPERATIONS ON PROPORTIONATE BASIS

The following table presents our proportionate results for wind operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2016	2015
Generation (GWh) – LTA	2,630	2,258
Generation (GWh) – actual	2,258	2,238
Revenue	$224	$215
Other income	-	20
Direct operating costs	(64)	(59)
Adjusted EBITDA	160	176
Interest expense	(62)	(63)
Funds From Operations	$98	$113
Depreciation	(122)	(119)
Deferred taxes and other	64	(11)
Net income (loss)	$40	$(17)

The following table presents our proportionate results by geography for wind operations for the year ended December 31:

			Average
	Actual		revenue		Adjusted		Funds From		Net
	Generation (GWh)		per MWh		EBITDA		Operations		Income
(MILLIONS, EXCEPT AS NOTED)	2016	2015	2016	2015	2016	2015	2016	2015	2016	2015
North America
United States	452	421	$119	$107	$35	$40	$21	$20	$(7)	$(19)
Canada	969	1,016	100	103	80	84	53	56	54	-
	1,421	1,437	106	104	115	124	74	76	47	(19)
Europe	571	615	98	91	32	44	18	32	(8)	1
Brazil	266	186	64	48	13	8	6	5	1	1
Total	2,258	2,238	$99	$96	$160	$176	$98	$113	$40	$(17)

Funds From Operations decreased 13% or $15 million from the prior year to $98 million. While generation and average revenue per MWh were up from the prior year this was more than offset by a $12 million gain on the sale of our California wind facility and $8 million of hedging gains realized from our ongoing foreign currency program in Europe, both of which benefitted 2015.

Net income attributable to Unitholders increased by $57 million over the prior year due primarily to the benefit of a deferred tax recovery at our North American business.

North America

Adjusted for the sale of our 102 MW Californian wind facility which was sold in the third quarter of 2015, Funds From Operations increased by $11 million. The increase is due primarily to higher generation and lower interest costs due to the amortization of project-level debt. Additionally, 2016 benefitted from a $6 million settlement for lost revenue due to the wake effect at one of our facilities in the U.S.

As a result of the asset sale, generation and Funds From Operations declined by 27 GWh and $1 million, respectively.  2015 also benefitted from a $12 million gain from the sale.

Net income attributable to Unitholders increased by $66 million over the prior year due primarily to the benefit of a deferred tax recovery.

Europe

Funds From Operations decreased by $14 million over the prior year to $18 million. Generation was 7% below prior year due to weaker wind resource and a planned outage at one of our facilities. Additionally, in 2015, we benefited from a $8 million hedging gain relating to our ongoing foreign currency program.

Net loss attributable to Unitholders decreased by $9 million over the prior year due primarily to the above noted decrease in Funds From Operations.

Brazil

Funds From Operations was $1 million ahead of the prior year. Generation in Brazil was above the long-term average and the prior year due to improved wind conditions and contribution from a full year of generation from the facilities acquired.

Net income attributable to Unitholders was consistent year over year at $1 million.

STORAGE AND OTHER OPERATIONS ON PROPORTIONATE BASIS

The following table presents our proportionate results for storage and other operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2016	2015
Generation (GWh) – actual	507	734
Revenue	$58	$59
Other income	(1)	-
Direct operating costs	(26)	(31)
Adjusted EBITDA	31	28
Interest expense	(12)	(5)
Funds From Operations	$19	$23
Depreciation	(18)	(12)
Deferred taxes and other	-	(5)
Net income	$1	$6

Funds From Operations at our pumped storage business decreased by $13 million from the prior year due to weak market conditions.

Funds From Operations from our North American Co-gen and Brazilian biomass facilities increased by $10 million from the prior year. Generation decreased due to limited availability of our Co-gen facilities as a result of weak natural gas prices resulting in a $8 million decrease in Funds From Operations. This was more than offset by an $18 million settlement at our Ontario Co-gen asset pertaining to the price escalator for power sold under power purchase agreements.

Net income attributable to Unitholders decreased by $5 million due to the above noted decrease in Funds From Operations.

CORPORATE

The following table presents our results for corporate for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2016	2015
Revenue	$1	$-
Other income	8	5
Direct operating costs	(24)	(23)
Adjusted EBITDA	(15)	(18)
Management service costs	(62)	(48)
Interest expense	(91)	(81)
Distributions on preferred LP Units and preferred shares	(40)	(31)
Funds From Operations	$(208)	$(178)
Deferred taxes and other	(25)	(34)
Net (loss)	$(233)	$(212)

Management fees increased due primarily to a higher LP Unit price compared to the prior year.

Interest expense increased following the C$500 million ($383 million) medium-term notes issued in third quarter of 2016.

Distributions on Preferred LP Units and Preferred Shares increased $9 million compared to the prior year as a result of the C$200 million ($152 million) Preferred LP Unit issuance completed in the second quarter of 2016.

reconciliation of non-ifrs measures

The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations and provides a reconciliation to net income (loss) for the year ended December 31, 2017:

										Contribution
	Attributable to Unitholders									from	Attributable
	Hydroelectric			Wind			Solar,	Corporate	Total	equity	to non-	As per
	North			North			Storage and			accounted	controlling	IFRS
($ MILLIONS)	America	Colombia	Brazil	America	Europe	Brazil	Other			investments	interests	financials(1)
Revenues	945	191	243	161	46	26	67	-	1,679	(74)	1,020	2,625
Other income	1	2	12	-	-	-	6	19	40	(11)	18	47
Direct operating costs	(281)	(94)	(77)	(42)	(20)	(4)	(34)	(25)	(577)	28	(429)	(978)
Share of Adjusted EBITDA from
equity accounted investments	-	-	-	-	-	-	-	-	-	57	-	57
Adjusted EBITDA	665	99	178	119	26	22	39	(6)	1,142	-	609
Management service costs	-	-	-	-	-	-	-	(82)	(82)	-	-	(82)
Interest expense - borrowings	(180)	(42)	(18)	(45)	(10)	(6)	(17)	(89)	(407)	21	(246)	(632)
Current income taxes	1	(5)	(12)	-	(1)	-	(1)	-	(18)	1	(22)	(39)
Distributions attributable to
Preferred limited partners equity	-	-	-	-	-	-	-	(28)	(28)	-	-	(28)
Preferred equity	-	-	-	-	-	-	-	(26)	(26)	-	-	(26)
Share of interest and cash taxes from
equity accounted investments	-	-	-	-	-	-	-	-	-	(22)	-	(22)
Share of Funds From Operations
attributable to non-controlling interests	-	-	-	-	-	-	-	-	-	-	(341)	(341)
Funds From Operations	486	52	148	74	15	16	21	(231)	581	-	-
Adjusted sustaining capital expenditures(2)	-	-	-	-	-	-	-	-	(68)	-	-
Adjusted Funds From Operations	486	52	148	74	15	16	21	(231)	513	-	-
Adjusted sustaining capital expenditures(2)	-	-	-	-	-	-	-	-	68	-	-
Depreciation	(222)	(26)	(141)	(89)	(24)	(8)	(29)	-	(539)	22	(265)	(782)
Unrealized financial instrument loss	(3)	(3)	-	(1)	(12)	-	-	(10)	(29)	1	(5)	(33)
Deferred income tax expense	(67)	(10)	2	45	6	-	1	(3)	(26)	(3)	(20)	(49)
Other	(20)	6	(8)	(3)	(5)	2	(6)	(9)	(43)	13	2	(28)
Share of earnings from
equity accounted investments	-	-	-	-	-	-	-	-	-	(33)	-	(33)
Net income attributable to
non-controlling interests	-	-	-	-	-	-	-	-	-	-	288	288
Net income (loss) attributable to Unitholders(3)	174	19	1	26	(20)	10	(13)	(253)	(56)	-	-	(56)

(1)           Share of earnings from equity-accounted investments of $2 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $53 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.

(2)           Based on long-term sustaining capital expenditure plans.

(3)           Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations and provides a reconciliation to net income (loss) for the year ended December 31, 2016:
										Contribution
	Attributable to Unitholders									from	Attributable
	Hydroelectric			Wind			Storage	Corporate	Total	equity	to non-	As per
	North			North			and			accounted	controlling	IFRS
($ MILLIONS)	America	Colombia	Brazil	America	Europe	Brazil	Other			investments	interests	financials(1)
Revenues	819	192	187	151	56	17	58	1	1,481	(37)	1,008	2,452
Other income	24	3	13	-	-	-	(1)	8	47	-	17	64
Direct operating costs	(295)	(107)	(70)	(36)	(24)	(4)	(26)	(24)	(586)	16	(468)	(1,038)
Share of Adjusted EBITDA from
equity accounted investments	-	-	-	-	-	-	-	-	-	21	-	21
Adjusted EBITDA	548	88	130	115	32	13	31	(15)	942	-	557
Management service costs	-	-	-	-	-	-	-	(62)	(62)	-	-	(62)
Interest expense - borrowings	(177)	(36)	(24)	(41)	(14)	(7)	(12)	(91)	(402)	12	(216)	(606)
Current income taxes	(4)	(6)	(9)	-	-	-	-	-	(19)	-	(25)	(44)
Distributions attributable to
Preferred limited partners equity	-	-	-	-	-	-	-	(15)	(15)	-	-	(15)
Preferred equity	-	-	-	-	-	-	-	(25)	(25)	-	-	(25)
Share of interest and cash taxes from
equity accounted investments	-	-	-	-	-	-	-	-	-	(12)	-	(12)
Share of Funds From Operations
attributable to non-controlling interests	-	-	-	-	-	-	-	-	-	-	(316)	(316)
Funds From Operations	367	46	97	74	18	6	19	(208)	419	-	-
Adjusted sustaining capital expenditures(2)	-	-	-	-	-	-	-	-	(67)	-	-
Adjusted Funds From Operations	367	46	97	74	18	6	19	(208)	352	-	-
Adjusted sustaining capital expenditures(2)	-	-	-	-	-	-	-	-	67	-	-
Depreciation	(244)	(31)	(125)	(80)	(38)	(4)	(18)	-	(540)	11	(252)	(781)
Unrealized financial instrument loss	1	-	-	-	-	-	2	(6)	(3)	(2)	1	(4)
Deferred income tax expense	31	6	7	49	6	-	-	(21)	78	-	19	97
Other	(27)	4	(5)	4	6	(1)	(2)	2	(19)	-	(19)	(38)
Share of earnings from
equity accounted investments	-	-	-	-	-	-	-	-	-	(9)	-	(9)
Net income attributable to
non-controlling interests	-	-	-	-	-	-	-	-	-	-	251	251
Net income (loss) attributable to Unitholders(3)	128	25	(26)	47	(8)	1	1	(233)	(65)	-	-	(65)

(1)           Share of earnings from equity-accounted investments of $nil is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $65 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.

(2)           Based on long-term sustaining capital expenditure plans.

(3)           Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

The following table reflects Adjusted EBITDA, Funds From Operations, Adjusted Funds From Operations and provides a reconciliation to net income (loss) for the year ended December 31, 2015:
										Contribution
	Attributable to Unitholders									from	Attributable
	Hydroelectric			Wind			Storage	Corporate	Total	equity	to non-	As per
	North			North			and			accounted	controlling	IFRS
($ MILLIONS)	America	Colombia	Brazil	America	Europe	Brazil	Other			investments	interests	financials(1)
Revenues	819	-	203	150	56	9	59	-	1,296	(44)	376	1,628
Other income	23	-	28	12	8	-	-	5	76	-	46	122
Direct operating costs	(285)	-	(67)	(38)	(20)	(1)	(31)	(23)	(465)	18	(105)	(552)
Share of Adjusted EBITDA from
equity accounted investments	-	-	-	-	-	-	-	-	-	26		26
Adjusted EBITDA	557	-	164	124	44	8	28	(18)	907	-	317
Management service costs	-	-	-	-	-	-	-	(48)	(48)	-	-	(48)
Interest expense - borrowings	(179)	-	(18)	(48)	(12)	(3)	(5)	(81)	(346)	6	(89)	(429)
Current income taxes	(5)	-	(10)	-	-	-	-	-	(15)	-	(3)	(18)
Distributions attributable to
Preferred limited partners equity	-	-	-	-	-	-	-	(1)	(1)	-	-	(1)
Preferred equity	-	-	-	-	-	-	-	(30)	(30)	-	-	(30)
Share of interest and cash taxes from
equity accounted investments	-	-	-	-	-	-	-	-	-	(6)	-	(6)
Share of Funds From Operations
attributable to non-controlling interests	-	-	-	-	-	-	-	-	-	-	(225)	(225)
Funds From Operations	373	-	136	76	32	5	23	(178)	467	-	-
Adjusted sustaining capital expenditures(2)									(60)
Adjusted Funds From Operations	373	-	136	76	32	5	23	(178)	407	-	-
Adjusted sustaining capital expenditures(2)	-	-	-	-	-	-	-	-	60	-	-
Depreciation	(218)	-	(113)	(83)	(32)	(4)	(12)	-	(462)	9	(161)	(614)
Unrealized financial instrument loss	1	-	-	2	-	-	(1)	(15)	(13)	1	3	(9)
Deferred income tax expense (recovery)	36	-	4	16	2	-	-	20	78	-	2	80
Other	14	-	(8)	(30)	(1)	-	(4)	(39)	(67)	-	-	(67)
Share of earnings from
equity accounted investments	-	-	-	-	-	-	-	-	-	(10)	-	(10)
Net income attributable to
non-controlling interests	-	-	-	-	-	-	-	-	-		156	156
Net income (loss) attributable to Unitholders(3)	206	-	20	(19)	1	1	6	(212)	3	-	-	3

(1)           Share of earnings from equity-accounted investments of $10 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $69 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.

(2)           Based on long-term sustaining capital expenditure plans.

(3)           Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

The following table reflects Adjusted EBITDA, Funds From Operations and provides reconciliation to net income (loss) for the three months ended December 31, 2017:
										Contribution
	Attributable to Unitholders									from	Attributable
	Hydroelectric			Wind			Solar,	Corporate	Total	equity	to non-	Total
	North			North			Storage and			accounted	controlling
($ MILLIONS)	America	Colombia	Brazil	America	Europe	Brazil	Other			investments	interests
Revenues	217	51	64	53	12	7	26	-	430	(39)	266	657
Other income	-	-	2	-	-	-	6	18	26	(10)	6	22
Direct operating costs	(73)	(25)	(23)	(16)	(5)	(1)	(10)	(8)	(161)	13	(114)	(262)
Share of Adjusted EBITDA from
equity accounted investments	-	-	-	-	-	-	-	-	-	36	-	36
Adjusted EBITDA	144	26	43	37	7	6	22	10	295	-	158
Management service costs	-	-	-	-	-	-	-	(24)	(24)	-	-	(24)
Interest expense - borrowings	(44)	(10)	(6)	(15)	(1)	(1)	(8)	(23)	(108)	12	(59)	(155)
Current income taxes	-	(2)	(4)	-	-	-	-	-	(6)	-	(6)	(12)
Distributions attributable to
Preferred limited partners equity	-	-	-	-	-	-	-	(7)	(7)	-	-	(7)
Preferred equity	-	-	-	-	-	-	-	(7)	(7)	-	-	(7)
Share of interest and cash taxes from
equity accounted investments	-	-	-	-	-	-	-	-	-	(12)	-	(12)
Share of Funds From Operations
attributable to non-controlling interests	-	-	-	-	-	-	-	-	-	-	(93)	(93)
Funds From Operations	100	14	33	22	6	5	14	(51)	143	-	-
Depreciation	(57)	(2)	(36)	(28)	(8)	(2)	(10)	-	(143)	13	(52)	(182)
Unrealized financial instrument gain	(2)	-	-	-	5	-	(1)	1	3	1	3	7
Deferred income tax expense	(62)	(1)	(1)	32	1	-	1	(2)	(32)	(3)	3	(32)
Other	(7)	(4)	(2)	(4)	(13)	-	(10)	2	(38)	14	(23)	(47)
Share of earnings from
equity accounted investments	-	-	-	-	-	-	-	-	-	(25)	-	(25)
Net income attributable to
non-controlling interests	-	-	-	-	-	-	-	-	-	-	69	69
Net income (loss) attributable to Unitholders	(28)	7	(6)	22	(9)	3	(6)	(50)	(67)	-	-	(67)

The following table reflects Adjusted EBITDA, Funds From Operations and provides reconciliation to net income (loss) for the three months ended December 31, 2016:
										Contribution
	Attributable to Unitholders									from	Attributable
	Hydroelectric			Wind			Storage	Corporate	Total	equity	to non-	Total
	North			North			and			accounted	controlling
($ MILLIONS)	America	Colombia	Brazil	America	Europe	Brazil	Other			investments	interests
Revenues	162	56	46	38	15	5	10	1	333	(9)	247	571
Other income	-	-	3	-	-	-	-	1	4	-	5	9
Direct operating costs	(71)	(28)	(16)	(9)	(7)	(1)	(8)	(8)	(148)	5	(115)	(258)
Share of Adjusted EBITDA from
equity accounted investments	-	-	-	-	-	-	-	-	-	4	-	4
Adjusted EBITDA	91	28	33	29	8	4	2	(6)	189	-	137
Management service costs	-	-	-	-	-	-	-	(16)	(16)	-	-	(16)
Interest expense - borrowings	(44)	(10)	(5)	(10)	(5)	(2)	(3)	(23)	(102)	3	(60)	(159)
Current income taxes	-	(5)	(2)	-	-	-	-	-	(7)	-	(17)	(24)
Distributions attributable to
Preferred limited partners equity	-	-	-	-	-	-	-	(4)	(4)	-	-	(4)
Preferred equity	-	-	-	-	-	-	-	(6)	(6)	-	-	(6)
Share of interest and cash taxes from
equity accounted investments	-	-	-	-	-	-	-	-	-	(3)	-	(3)
Share of Funds From Operations
attributable to non-controlling interests	-	-	-	-	-	-	-	-	-	-	(60)	(60)
Funds From Operations	47	13	26	19	3	2	(1)	(55)	54	-	-
Depreciation	(63)	(9)	(33)	(20)	(13)	(1)	(5)	-	(144)	3	(47)	(188)
Unrealized financial instrument gain	1	-	-	-	-	-	1	2	4	(1)	(1)	2
Deferred income tax recovery	13	12	4	49	1	-	-	(28)	51	-	44	95
Other	(19)	(1)	(1)	(3)	8	-	(4)	8	(12)	-	(20)	(32)
Share of earnings from
equity accounted investments	-	-	-	-	-	-	-	-	-	(2)	-	(2)
Net income attributable to
non-controlling interests	-	-	-	-	-	-	-	-	-	-	24	24
Net income (loss) attributable to Unitholders	(21)	15	(4)	45	(1)	1	(9)	(73)	(47)	-	-	(47)

The following table reconciles net loss attributable to Limited partners’ equity and loss per LP Unit, the most directly comparable IFRS measures, to Funds From Operations, Funds From Operations per Unit and Adjusted EBITDA, all non-IFRS financial metrics for the year ended December 31:
						Per unit
(MILLIONS, EXCEPT AS NOTED)	2017	2016	2015	2014	2013	2017	2016	2015	2014	2013
Net loss attributable to:
Limited partners' equity	$(32)	$(36)	$2	$58	$69	$(0.18)	$(0.23)	$0.01	$0.22	$0.27
General partnership interest in a holding
subsidiary held by Brookfield	$(1)	$-	$-	$1	$1	-	-	-	$-	$-
Participating non-controlling interests - in a holding
subsidiary - Redeemable/Exchangeable units
held by Brookfield	(23)	(29)	1	55	67	-	-	-	0.20	0.25
Net loss attributable to Unitholders	$(56)	$(65)	$3	$114	$137	$(0.18)	$(0.23)	$0.01	$0.42	$0.52
Depreciation	539	540	462	456	481	1.76	1.87	1.68	1.68	1.81
Unrealized financial instruments loss	29	3	13	2	(30)	0.09	0.01	0.05	0.01	(0.11)
Deferred income tax expense (recovery)	26	(78)	(78)	(29)	(18)	0.09	(0.27)	(0.28)	(0.11)	(0.07)
Other	43	19	67	17	24	0.14	0.07	0.23	0.07	0.09
Funds From Operations	$581	$419	$467	$560	$594	$1.90	$1.45	$1.69	$2.07	$2.24
Adjusted sustaining capital expenditures	(68)	(67)	(60)	(58)	(56)
Adjusted Funds From Operations	513	352	407	502	538
Adjusted sustaining capital expenditures	68	67	60	58	56
Distributions attributable to:
Preferred limited partners equity	28	15	1	-	-
Preferred equity	26	25	30	38	37
Current income taxes	18	19	15	6	17
Interest expense - borrowings	407	402	346	353	366
Management service costs	82	62	48	51	41
Proportionate Adjusted EBITDA	1,142	942	907	1,008	1,055
Attributable to non-controlling interests	609	557	317	211	156
Consolidated Adjusted EBITDA	1,751	1,499	1,224	1,219	1,211
Weighted average Units outstanding(1)						305.77	288.69	275.64	271.08	265.25

(1)           Includes GP interest, Redeemable/Exchangeable partnership units, and LP Units.

The following table reconciles net loss attributable to Limited partners’ equity and loss per LP Unit, the most directly comparable IFRS measures, to Funds From Operations, and Funds From Operations per Unit, both non-IFRS financial metrics for the three months ended December 31:

			Per unit
(MILLIONS, EXCEPT AS NOTED)	2017	2016	2017	2016
Net loss attributable to:
Limited partners' equity	$(38)	$(26)	$(0.22)	$(0.16)
General partnership interest in a holding
subsidiary held by Brookfield	(1)	-	-	-
Participating non-controlling interests - in a holding
subsidiary - Redeemable/Exchangeable units
held by Brookfield	(28)	(21)	-	-
Net loss attributable to Unitholders	$(67)	$(47)	$(0.22)	$(0.16)
Depreciation	143	144	0.46	0.48
Unrealized financial instruments gain	(3)	(4)	(0.01)	(0.01)
Deferred income tax expense (recovery)	32	(51)	0.10	(0.17)
Other	38	12	0.13	0.04
Funds From Operations	$143	$54	$0.46	$0.18
Weighted average Units outstanding(1)			312.63	299.06

(1)           Includes GP interest, Redeemable/Exchangeable partnership units, and LP Units.

CONTRACT PROFILE

We operate the business on a largely contracted basis to provide a high degree of predictability in Funds From Operations. We maintain a long-term view that electricity prices and the demand for electricity from renewable sources will rise due to a growing level of acceptance around climate change, the legislated requirements in some areas to diversify away from fossil fuel based generation and because they are becoming increasingly cost competitive.

In Brazil and Colombia, we also expect power prices will continue to be supported by the need to build new supply over the medium to long term to serve growing demand. In these markets contracting for power is the only current mechanism to buy and sell power, and therefore we would expect to capture rising prices as we re-contract our power over the medium term.

The following table sets out our contracts over the next five years for generation output in North America, Europe and certain other countries, assuming long-term average on a proportionate basis. The table excludes Brazil and Colombia, where we would expect the energy associated with maturing contracts to be re-contracted in the normal course given the construct of the respective power markets. In these countries we currently have a contracted profile of approximately 90% and 70% respectively, of the long-term average and we would expect to maintain this going forward.

FOR THE YEAR ENDED DECEMBER 31	2018	2019	2020	2021	2022
Generation (GWh)
Contracted(1)
Hydroelectric
North America
United States(2)	7,126	7,011	6,306	6,099	4,791
Canada	5,051	5,051	3,584	3,091	3,045
	12,177	12,062	9,890	9,190	7,836
Wind
North America
United States	1,316	1,302	1,261	1,226	1,214
Canada	1,197	1,197	1,197	1,197	1,197
	2,513	2,499	2,458	2,423	2,411
Europe	458	458	404	397	391
Other(3)	127	127	127	127	127
	3,098	3,084	2,989	2,947	2,929
Solar	456	456	456	456	456
Contracted on a proportionate basis	15,731	15,602	13,335	12,593	11,221
Uncontracted on a proportionate basis	1,438	1,567	3,834	4,576	5,948
Long-term average on a proportionate basis	17,169	17,169	17,169	17,169	17,169
Non-controlling interests	12,768	12,768	12,768	12,768	12,768
Total long-term average	29,937	29,937	29,937	29,937	29,937

Contracted generation - as at December 31, 2017
% of total generation on a proportionate basis	92%	91%	78%	73%	65%

Price per MWh - total generation on a
proportionate basis	$75	$76	$81	$82	$88

(1)               Assets under construction are included when long-term average and pricing details are available and the commercial operation date is established in a definitive construction contract. In the years 2018 to 2022, on a proportionate basis, there is 38 GWh contributed from assets under construction that meet the aforementioned conditions.

(2)               Includes generation of 820 GWh for 2018 and 705 GWh for 2019 GWh secured under financial contracts.

(3)               Includes generation from China, India, Malaysia, Thailand, South Africa and Uruguay.

Our North American portfolio has a weighted-average remaining contract duration of 20 years (on a proportionate basis). Over the next five years, five contracts at our hydroelectric facilities are expiring, including one in 2020, two in 2021 and two in 2022 with annual long-term average (on a proportionate basis) of 1,467 GWh, 850 GWh and 1,271 GWh, respectively. We expect on average to recontract expiring contracts at levels equal to or greater than the rates of the expiring contracts. The majority of the expiring contracts are in line with current merchant prices.

In our Brazilian and Colombian portfolios, we have a weighted-average remaining duration on our contracts of 8 years and 2 years (on a proportionate basis), respectively. We continue to focus on securing long-term contracts while maintaining a certain percentage of uncontracted generation so as to mitigate hydrology risk.

In our European wind portfolio, we have a weighted-average remaining duration of 9 years (on a proportionate basis).

In other countries we have a weighted-average remaining duration of 18 years (on a proportionate basis).

The majority of Brookfield Renewable’s long-term PPAs within our North American and European businesses are with investment-grade rated or creditworthy counterparties. The overall composition of our contracted generation on a proportionate basis under PPAs is comprised of Brookfield (42%), public power authorities (21%), distribution companies (18%) and industrial users (19%).

PART 5 - liquidity and capital Resources

Capitalization

A key element of our financing strategy is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment-grade basis.

The following table summarizes our capitalization as at December 31:

(MILLIONS, EXCEPT AS NOTED)	2017	2016
Credit facilities(1)	$887	$673
Corporate borrowings(2)	1,665	1,556
Subsidiary borrowings(3)(4)	8,774	7,953
Long-term indebtedness	11,326	10,182
Deferred income tax liabilities, net of deferred income tax assets	3,411	3,652
Equity	14,282	12,672
Total capitalization	$29,019	$26,506
Debt to total capitalization	39%	38%

(1)        Comprised of $685 million borrowed under unsecured corporate credit facilities guaranteed by Brookfield Renewable and $202 million borrowed under a subscription credit facility of a Brookfield sponsored private fund.

(2)        Amounts are unsecured and guaranteed by Brookfield Renewable.

(3)        Asset-specific, non-recourse borrowings secured against the assets of certain Brookfield Renewable subsidiaries.

(4)        Net of cash and cash equivalents on TerraForm Global's balance sheet which, under the indenture, is not available for distribution.

Credit facility draws have increased by $214 million to $887 million since December 31, 2016. The increase is primarily attributable to draws related to the acquisition of TerraForm Global. The draw on the subscription facility, which matures in 2019, is expected to be repaid in 2018.

The strengthening of the Canadian dollar against the U.S. dollar during the year ended December 31, 2017 resulted in an increase in corporate borrowings of $109 million from December 31, 2016.

Available liquidity

The following table summarizes the available liquidity as at December 31:

(MILLIONS)	2017	2016
Consolidated cash and cash equivalents(1)	$359	$223
Less: cash and cash equivalents attributable to
participating non-controlling interests in operating subsidiaries	(191)	(135)
Brookfield Renewable's share of cash and cash equivalents	168	88
Available-for-sale securities	159	136
Credit facilities
Authorized credit facilities	2,090	1,890
Draws on credit facilities(2)	(685)	(673)
Issued letters of credit	(193)	(250)
Available portion of credit facilities	1,212	967
Available liquidity	$1,539	$1,191

(1)           Net of cash and cash equivalents on TerraForm Global's balance sheet which, under the indenture, is not available for distribution.

(2)           Draws were comprised of $685 million borrowed under unsecured corporate credit facilities guaranteed by Brookfield Renewable. Excludes the $202 million borrowed under a subscription credit facility of a Brookfield sponsored private fund.

We operate with sufficient liquidity to enable us to fund growth initiatives, capital expenditures, distributions, withstand sudden adverse changes in economic circumstances or short-term fluctuations in generation, and to finance the business on an investment-grade basis. Principal sources of liquidity are cash flows from operations, our credit facilities, up-financings on subsidiary borrowings and proceeds from the issuance of various securities through public markets.

Credit facilities and subsidiary borrowings

During the year ended December 31, 2017 we completed the following financing activities:

•         Extended the maturity of our $1.6 billion corporate credit facility by one year to June 2022;

•         Increased the unsecured revolving credit facility provided by Brookfield Asset Management from $200 million to $400 million; and

•         Financed $3.1 billion of long-term debt at average rates of 4.5% reducing our proportionate floating rate exposure to 13% and extended our proportionate average term to maturity to 10 years.

Page !Unexpected End of Formula

LONG-TERM DEBT AND CREDIT FACILITIES

The composition of debt obligations, overall maturity profile, and average interest rates associated with our borrowings and credit facilities on a proportionate basis as at December 31 is presented in the following table:

	2017			2016
	Weighted-average			Weighted-average
	Interest	Term		Interest	Term
(MILLIONS EXCEPT AS NOTED)	rate (%)	(years)		rate (%)	(years)
Corporate borrowings	4.5	6.4	$1,670	4.5	7.4	$1,562
Credit facilities	2.6	4.5	887	1.9	4.5	673

Proportionate subsidiary borrowings
Hydroelectric	6.1	10.5	3,741	6.5	8.6	3,640
Wind	5.1	11.3	1,286	4.8	12.8	1,030
Solar, storage and other	5.7	9.2	733	5.1	9.6	217
	5.8	10.5	5,760	6.1	9.5	4,887
Total proportionate debt			$8,317			$7,122
Proportionate unamortized financing
fees, net of unamortized premiums			(47)			(45)
Brookfield Renewable's share			8,270			7,077
Subsequent financings(1)			(33)			-
Equity accounted borrowings			(834)			(233)
Non-controlling interests			4,363			3,338
As per IFRS Statements			$11,766			$10,182

(1)               Adjusted to reflect the financing initiatives, associated with a hydroelectric and a storage facility, finalized subsequent to year-end.

Page !Unexpected End of Formula

The following table summarizes our undiscounted principal repayments, schedule amortization and interest payable on a proportionate basis as at December 31, 2017:

(MILLIONS)	2018	2019	2020	2021	2022	Thereafter	Total
Principal repayments
Corporate borrowings and
credit facilities	159	202	377	-	984	835	$2,557
Subsidiary borrowings
Hydro(1)	104	145	396	237	215	2,644	3,741
Wind	77	75	79	84	122	849	1,286
Solar, storage and other(1)	14	16	15	85	51	552	733
	195	236	490	406	388	4,045	5,760
Total	354	438	867	406	1,372	4,880	$8,317
Interest payable(2)
Corporate borrowings and
credit facilities	95	85	85	66	58	192	$581
Subsidiary borrowings
Hydro(1)	225	216	200	169	154	796	1,760
Wind	61	54	51	47	43	178	434
Solar, storage and other(1)	44	39	39	38	30	136	326
	330	309	290	254	227	1,110	2,520
Total	425	394	375	320	285	1,302	$3,101

(1)               Adjusted to reflect the financing initiatives, associated with a hydroelectric and a storage facility, finalized subsequent to year-end.

(2)               Represents aggregate interest payable expected to be paid over the entire term of the obligations, if held to maturity. Variable rate interest payments have been calculated based on estimated interest rates.

We remain focused on refinancing near-term facilities on acceptable terms and maintaining a manageable maturity ladder. We do not anticipate material issues in addressing our borrowings through 2022 on acceptable terms and will do so opportunistically based on the prevailing interest rate environment.

Our sole near term maturity is our C$200 million ($159 million) Series 3 medium-term notes which mature in November 2018.

As part of the TerraForm Global transaction, Brookfield Renewable acquired assets with project level financings that were in default prior to the acquisition, had outstanding principal amounts totaling $342 million, and mature in 2031.  As at December 31, 2017, the loans were not in compliance with certain covenants due to the SunEdison Bankruptcy, as well as issues with contractors under the engineering, procurement and construction contract. The loan balances have been classified as current as at December 31, 2017 on our IFRS financial statements. Brookfield Renewable is currently working with all the lenders to cure such defaults and release the restrictions place on the projects.  As we expect a successful outcome, we have presented these loans according to their original maturity date in the above maturity table.  Except for the aforementioned defaults, Brookfield Renewable complied with all material financial covenants as of December 31, 2017.

The overall maturity profile and average interest rates associated with our borrowings and credit facilities on a proportionate basis as at December 31 are as follows:

	Average term (years)		Average interest rate (%)

	2017	2016	2017	2016
Corporate borrowings	6.4	7.4	4.5	4.5
Credit facilities	4.5	4.5	2.6	1.9
Subsidiary borrowings(1)	10.5	9.5	5.8	6.1

(1)               Adjusted to reflect the financing initiatives, associated with a hydroelectric and a storage facility, finalized subsequent to year-end.

CONSOLIDATED STATEMENTS OF CASH FLOWS

The following table summarizes the key items in the audited annual consolidated statements of cash flows, for the year ended December 31:

(MILLIONS)	2017	2016	2015
Cash flow provided by (used in):
Operating activities	$928	$632	$588
Financing activities	(27)	2,709	(33)
Investing activities	(328)	(3,191)	(623)
Foreign exchange gain on cash	3	10	(19)
Increase (decrease) in cash and cash equivalents	$576	$160	$(87)

Cash and cash equivalents as at December 31, 2017 totaled $799 million, representing an increase of $576 million since December 31, 2016.

Operating Activities

Cash flows provided by operating activities totaled $928 million in 2017, a $296 million or 47% increase from 2016. The increase is primarily due to a $162 million increase in Funds From Operations as a result of a return to normal hydrology, advancement of our organic initiatives and contributions from new acquisitions. The impact from the net change in working capital balances is supported by the table below.

Cash flows provided by operating activities totaling $632 million for the year ended December 31, 2016 represent a year-over-year increase of $44 million.

Net change in working capital

The net change in working capital balances shown in the consolidated statements of cash flows for the year ended December 31 is comprised of the following:

(MILLIONS)	2017	2016	2015
Trade receivables and other current assets	$(40)	$30	$(72)
Accounts payable and accrued liabilities	32	(160)	2
Other assets and liabilities	(17)	(7)	8
	$(25)	$(137)	$(62)

Financing Activities

Cash flows used in financing activities totaled $27 million for the year ended December 31, 2017. Long-term debt – borrowings, net of repayments, totaling $267 million were related to the growth in our portfolio and our project-level financing initiatives. The capital provided by participating non-controlling interests – in operating subsidiaries relates to the growth in our portfolio with our institutional partners and amounted to $294 million. To fund growth in our portfolio, capital markets activities resulted in the issuance of LP Units and Preferred LP Units providing net proceeds of $598 million. Distributions of $539 million paid to Participating non-controlling interests – in operating subsidiaries was primarily due to higher dividends paid out of our Colombian business and the sale of our Irish wind portfolio.

For the year ended December 31, 2017, distributions paid to LP Unitholders and Redeemable/Exchangeable Partnership Unitholders were $591 million (2016: $522 million and 2015: $461 million). We increased our distributions to $1.87 per LP Unit, an increase of 9 cents per LP Unit which took effect in the first quarter of 2017. The distributions paid to preferred shareholders, preferred limited partners’ unitholders and participating non-controlling interests - in operating subsidiaries totaled $590 million (2016: $156 million and 2015: $239 million).

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

Investing Activities

Cash flows used in investing activities totaled $328 million for the year ended December 31, 2017. Our acquisitions of TerraForm Global and an Irish wind facility along with investments in TerraForm Power and a European storage portfolio, totaled $62 million, net of cash acquired. Our continued investment in the development of power generating assets and sustainable capital expenditures was $217 million and $138 million, respectively. Proceeds from the sale of the Irish wind facility were $150 million.

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

SHARES AND UNITS OUTSTANDING

Shares and units outstanding as at December 31 are as follows:

	2017	2016
Class A Preference Shares
Balance, beginning of year	31,035,967	33,921,463
Preference Shares exchanged for Preferred LP Units	-	(2,885,496)
Balance, end of year	31,035,967	31,035,967
Class A Preferred LP Units
Balance, beginning of year	17,885,496	7,000,000
Issuance of Preferred LP Units(1)	10,000,000	8,000,000
Preference Shares exchanged for Preferred LP Units	-	2,885,496
Balance, end of year	27,885,496	17,885,496

GP interest	2,651,506	2,651,506

Redeemable/Exchangeable partnership units	129,658,623	129,658,623

LP Units
Balance, beginning of year	166,839,324	143,188,170
Issuance of LP Units	13,247,000	23,352,208
Distribution reinvestment plan	302,037	298,946
Balance, end of year	180,388,361	166,839,324

Total LP Units on a fully-exchanged basis(2)	310,046,984	296,497,947

(1)               Subsequent to the end of the year, Brookfield Renewable issued 10,000,000 Series 13 Preferred LP Units. See “PART 8 - Subsequent Events”.

(2)               The fully-exchanged amounts assume the exchange of all Redeemable/ Exchangeable partnership units for LP Units.

Page !Unexpected End of Formula

DIVIDENDS AND DISTRIBUTIONS

Dividends and distributions declared and paid for the year ended December 31 are as follows:

	Declared			Paid
(MILLIONS)	2017	2016	2015	2017	2016	2015
Class A Preference Shares	$26	$25	$30	$25	$25	$31
Class A Preferred LP Units	$28	$15	$1	$26	$12	$-
Participating non-controlling
interests - in operating subsidiaries	$539	$119	$208	$539	$119	$208

GP interest and Incentive distributions	$35	$24	$12	$34	$23	$12
Redeemable/Exchangeable partnership units	$243	$232	$217	$242	$230	$216
LP Units	$328	$281	$239	$315	$269	$233

LP Unitholder distributions on an annualized, per LP Unit basis, were increased as follows:

Date of	Amount of	Annual	Distribution
Increase	Increase	Distribution	Effective Date
February 2014	$0.10	$1.55	March 2014
February 2015	$0.11	$1.66	March 2015
February 2016	$0.12	$1.78	March 2016
February 2017	$0.09	$1.87	March 2017
February 2018	$0.09	$1.96	March 2018

Contractual obligations

Please see Note 26 – Commitments, contingencies and guarantees in the audited annual consolidated financial statements, for further details on the following:

•         Commitments  –  Water, land, and dams usage agreements, and agreements and conditions on committed acquisitions of operating portfolios and development projects

•         Contingencies  –  Legal proceedings, arbitrations and actions arising in the normal course of business, and providing for letters of credit

•        Guarantees  – Nature of all the indemnification undertakings

Off-STATEMENT OF FINANCIAL POSITION Arrangements

Brookfield Renewable has no off-statement of financial position financing arrangements.

Page !Unexpected End of Formula

PART 6 - SELECTED QUARTERLY INFORMATION

SUMMARY OF HISTORICAL QUARTERLY RESULTS

The following is a summary of unaudited quarterly financial information for the last twelve consecutive quarters on a consolidated basis:

	2017				2016				2015
(MILLIONS, EXCEPT AS NOTED)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total Generation (GWh) - LTA	12,198	9,098	10,674	10,364	10,319	9,092	10,728	8,843	6,067	5,164	6,929	6,307
Total Generation (GWh) - actual	11,913	9,370	11,618	10,484	8,728	7,522	8,792	9,029	6,117	4,992	6,400	5,823
Proportionate Generation (GWh) - LTA	6,030	5,053	6,279	5,889	5,739	5,068	6,214	5,341	4,609	3,948	5,348	4,844
Proportionate Generation (GWh) - actual	5,890	5,198	6,719	6,161	4,734	4,395	5,197	5,896	4,553	3,715	4,834	4,560
Net income (loss) attributable to Unitholders	$(67)	$(43)	$38	$16	$(47)	$(33)	$(28)	$43	$(26)	$(17)	$17	$29
Basic (loss) earnings per LP Unit	(0.22)	(0.14)	0.13	0.05	(0.16)	(0.12)	(0.11)	0.16	(0.09)	(0.07)	0.07	0.10
Consolidated Adjusted EBITDA	453	381	460	457	326	335	380	458	261	243	381	339
Proportionate Adjusted EBITDA	295	233	311	303	189	213	237	303	192	189	261	265
Funds From Operations	143	91	181	166	54	73	105	187	88	80	146	153
Funds From Operations per Unit	0.46	0.29	0.61	0.55	0.18	0.24	0.37	0.68	0.32	0.28	0.53	0.56
Distribution per LP Unit	0.468	0.468	0.468	0.468	0.445	0.445	0.445	0.445	0.415	0.415	0.415	0.415

PROPORTIONATE RESULTS FOR THE FOURTH QUARTER

The following chart reflects the generation and summary financial figures on a proportionate basis  for the three months ended December 31:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA		Funds From Operations		Net Income (Loss)
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Hydroelectric
North America	3,076	2,589	3,143	3,142	$217	$162	$144	$91	$100	$47	$(28)	$(21)

Colombia	978	924	935	989	51	56	26	28	14	13	7	15

Brazil	867	451	978	891	64	46	43	33	33	26	(6)	(4)
	4,921	3,964	5,056	5,022	332	264	213	152	147	86	(27)	(10)

Wind
North America	648	404	693	454	53	38	37	29	22	19	22	45

Europe	128	149	146	181	12	15	7	8	6	3	(9)	(1)

Brazil	74	74	82	82	7	5	6	4	5	2	3	1
	850	627	921	717	72	58	50	41	33	24	16	45

Solar, Storage & Other	119	143	53	-	26	10	22	2	14	(1)	(6)	(9)

Corporate	-	-	-	-	-	1	10	(6)	(51)	(55)	(50)	(73)

Total	5,890	4,734	6,030	5,739	$430	$333	$295	$189	$143	$54	$(67)	$(47)

Funds From Operations increased by $89 million to $143 million supported by the return to long-term average generation, advancement of our organic initiatives and contributions from new acquisitions. Generation increased by 24% primarily as a result of improved hydrology in North America, as well as the contribution from our recent acquisitions and commissioned development projects. In Q4 2016, we experienced an unplanned outage at one of our Brazilian hydroelectric facilities resulting in 377 GWh of lost generation. Average realized pricing of $73 per MWh increased by 4% due primarily to strong market pricing North America.

Contributions from our recent acquisitions and the commissioning of development projects contributed $10 million to Funds From Operations for the quarter. The sale of the 137 MW Irish wind facility in the first quarter of 2017 would have contributed $2 million of Funds From Operations in the quarter.

Net loss attributable to Unitholders decreased by $20 million over the prior year as the above noted increase in Funds From Operations was offset primarily by additional depreciation on our growing portfolios and deferred tax expenses attributable to the U.S. tax reforms.

PART 7 - BUSINESS RISKS AND RISK MANAGEMENT

RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

Management’s objectives are to protect Brookfield Renewable against material economic exposures and variability of results from various financial risks that include electricity price risk, foreign currency risk, interest rate risk, credit risk, and liquidity risk. These risks are further discussed in Note 5 - Risk Management and Financial Instruments in the audited annual consolidated financial statements.

The following table outlines Brookfield Renewable’s financial risks and how they are managed:

Financial Risk	Description of Risk	Management of Risk
Electricity price	We have exposure to movements in the market price of electricity.

•        Enter into long-term contracts that specify the price at which electricity is sold

•        Maintain a portfolio of short, medium, and long-term contracts to mitigate our exposure to short-term fluctuations in electricity prices

•        Ensure limits and controls are in place for trading activities

•        As of December 31, 2017, we had approximately 92% (2016: 95%) of 2018 production, excluding Brazil and Colombia, on a proportionate basis under short-term and long-term power purchase agreements and financial contracts. See “Part 4 – Financial Performance Review on Proportionate Information”

Foreign currency

We are exposed to foreign currency risk – including Canadian dollar, Brazilian real, Euro, British pound sterling, Colombian peso, Indian rupee, South African rand, Malaysian ringgit, Thai baht and Chinese yuan – related to operations, anticipated transactions, and certain foreign currency debt.

•        Enter into foreign currency contracts designed to minimize the exposure to foreign currency fluctuations

•        40% of cash flow is generated in the United States while Canadian Dollar and Euro exposure, representing 30% of our portfolio, is proactively managed through foreign currency contracts

•        No foreign currency contracts to hedge our South American and Asian exposures – representing 30% of our portfolio – due to the high associated costs.  However, these specific exposures are mitigated by the annual inflation-linked escalations in our power purchase agreements

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

•        Our proportionate floating rate exposure represents 13% of our total debt, after affecting for variable rate debt that has been hedged through the use of interest rate swaps.  Our floating rate exposure arises primarily from our South American operations, as we have no interest rate swaps to hedge our exposures due to the high associated costs.

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

•        Diverse counterparty base with long standing credit histories

•        Exposure to counterparties with investment-grade credit ratings

•        Use of standard trading contracts and other standard credit risk mitigation techniques

•        As at December 31, 2017, 99% (2016: 95%) of Brookfield Renewable’s trade receivables were current

Financial Risk	Description of Risk	Management of Risk
Liquidity

We are exposed to liquidity risk for financial liabilities.

We are also subject to internal liquidity risk because we conduct our business activities through separate legal entities (subsidiaries and affiliates) and are dependent on receipts of cash from those entities to defray corporate expenses and to make dividend and distribution payments to shareholders and Unitholders, respectively. Under the credit agreements for subsidiary debt, it is conventional for distributions of cash to Brookfield Renewable to be prohibited if the loan is in default (notably for non-payment of principal or interest) or if the entity fails to achieve a benchmark debt service coverage ratio.  For the year ended December 31, 2017, Brookfield Renewable and its subsidiaries were in compliance with majority of its debt covenants except covenants mentioned in Note 18 – Capital Management.

•        As at December 31, 2017, available liquidity was $1.5 billion.  Liquidity is comprised of our share of cash and cash equivalents, available-for-sale securities and undrawn corporate line of credit available of $168 million, $159 million and $1.2 billion, respectively.  Details of the available portion of credit facilities and debt maturity ladder are included in “PART 5 - Liquidity and Capital Resources”

•        Effective and regular monitoring of debt covenants

•        Target investment grade debt or debt with investment grade characteristics with the ability to absorb volatility in cash flows

•        Long-term duration of debt instruments and the diversification in maturity dates over an extended period of time

•        Sufficient cash from operating activities, access to undrawn credit facilities, and possible capital markets financing to fund our operations and fulfill our obligations as they become due

•        Ensure access to public capital markets and maintain a strong investment grade credit rating

PART 8 - CRITICAL ESTIMATES, ACCOUNTING POLICIES AND INTERNAL CONTROLS

Critical ESTIMATES AND CRITICAL JUDGMENTS in applying accounting policies

The audited annual consolidated financial statements are prepared in accordance with IFRS, which require the use of estimates and judgments in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 1 – Basis of preparation and significant accounting policies in our audited annual consolidated financial statements are considered critical accounting estimates as defined in Canadian National Instrument 51-102 – Continuous Disclosure Obligations with the exception of the estimates related to the valuation of property, plant and equipment and the related deferred income tax liabilities. These assumptions include estimates of future electricity prices, discount rates, expected long-term average generation, inflation rates, terminal year and operating and capital costs, the amount, the timing and the income tax rates of future income tax provisions. Estimates also include determination of accruals, purchase price allocations, useful lives, asset valuations, asset impairment testing, deferred tax liabilities, decommissioning retirement obligations and those relevant to the defined benefit pension and non-pension benefit plans. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.

In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. These estimates are impacted by, among other things, future power prices, movements in interest rates, foreign exchange volatility and other factors, some of which are highly uncertain, as described in the “Risk Factors” section. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on Brookfield Renewable’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to substantially all asset and liability account balances. Actual results could differ from those estimates.

Critical estimates

Brookfield Renewable makes estimates and assumptions that affect the carrying value of assets and liabilities, disclosure of contingent assets and liabilities and the reported amount of income and other comprehensive income (“OCI”) for the year. Actual results could differ from these estimates. The estimates and assumptions that are critical to the determination of the amounts reported in the consolidated financial statements relate to the following:

(i)         Property, plant and equipment

The fair value of Brookfield Renewable’s property, plant and equipment is calculated using estimates and assumptions about future electricity prices from renewable sources, anticipated long-term average generation, estimated operating and capital expenditures, future inflation rates and discount rates, as described in Note 12 - Property, plant and equipment, at fair value in our audited annual consolidated financial statements. Judgment is involved in determining the appropriate estimates and assumptions in the valuation of Brookfield Renewable’s property, plant and equipment. See Note 1(o)(iii) - Critical judgments in applying accounting policies – Property, plant and equipment in our audited annual consolidated financial statements for further details.

Estimates of useful lives and residual values are used in determining depreciation. To ensure the accuracy of useful lives and residual values, these estimates are reviewed on an annual basis.

(ii)         Financial instruments

Brookfield Renewable makes estimates and assumptions that affect the carrying value of its financial instruments, including estimates and assumptions about future electricity prices, long-term average generation, capacity prices, discount rates and the timing of energy delivery. Non-financial instruments are valued using estimates of future electricity prices which are estimated by considering broker quotes for the years in which there is a liquid market and for the subsequent years Brookfield Renewable’s best estimate of electricity prices that would allow new entrants into the market. The fair value of interest rate swaps is the estimated amount that another party would receive or pay to terminate the swap agreements at the reporting date, taking into account current market interest rates. This valuation technique approximates the net present value of future cash flows. See Note 5 - Risk Management and Financial Instruments in our audited annual consolidated financial statements for more details.

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

  (iii)        Property, plant and equipment

The accounting policy relating to Brookfield Renewable’s property, plant and equipment is described in Note 1(f) - Property plant and equipment and revaluation method in our audited annual consolidated financial statements. In applying this policy, judgment is used in determining whether certain costs are additions to the carrying amount of the property, plant and equipment as opposed to repairs and maintenance. If an asset has been developed, judgment is required to identify the point at which the asset is capable of being used as intended and to identify the directly attributable costs to be included in the carrying value of the development asset. The useful lives of property, plant and equipment are determined by independent engineers periodically with an annual review by management.

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

Brookfield Renewable’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth by the year 2025 in North America and Colombia, 2023 in Europe, and 2021 in Brazil.  Based on current supply and demand fundamentals, Brookfield Renewable revised the year of new entry in North America to 2025 from 2023.  The year of new entry is viewed as the point when generators must build additional capacity to maintain system reliability and provide an adequate level of reserve generation with the retirement of older coal fired plants and rising environmental compliance costs in North America and Europe, and overall increasing demand in Colombia and Brazil. For the North American and European businesses, Brookfield Renewable has estimated a discount to these new-build wind prices to determine renewable electricity prices for hydroelectric and wind facilities. In Brazil and Colombia, the estimate of future electricity prices is based on a similar approach as applied in North America using a forecast of the all-in cost of development.

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

(iv)        Financial instruments

The accounting policy relating to Brookfield Renewable’s financial instruments is described in Note 1(i) — Financial instruments in our audited annual consolidated financial statements. In applying the policy, judgments are made in applying the criteria set out in IAS 39, Financial Instruments: Recognition and Measurement (“IAS 39”), to record financial instruments at fair value through profit and loss, and the assessments of the effectiveness of hedging relationships.

(v)        Deferred income taxes

The accounting policy relating to Brookfield Renewable’s income taxes is described in Note 1(k) — Income taxes in our audited annual consolidated financial statements. In applying this policy, judgments are made in determining the probability of whether deductions, tax credits and tax losses can be utilized.

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

IFRS 9 is effective for annual periods beginning on or after January 1, 2018, with early application permitted. The adoption of IFRS 9 is a significant initiative for Brookfield Renewable. Management has chosen to adopt the standard retrospectively with no restatement of comparative periods. The assessment of financial assets and liabilities under the new classification methodology has been completed. Hedging documentation has been updated for compliance with IFRS 9 and management has updated risk management policies and internal controls to align with the new standard. Management has also assessed the impact of the new impairment requirements for financial assets. There are no material adjustments from the adoption of the standard.

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

IFRS 15 is effective for annual periods beginning on or after January 1, 2018, with early adoption permitted. The adoption of IFRS 15 is a significant initiative for Brookfield Renewable. Management has chosen to adopt the standard using the modified retrospective approach. This method results in a cumulative catch-up adjustment to equity as of January 1, 2018 as if the standard had always been in effect. Management has completed its review of material revenue streams. The majority of Brookfield Renewable’s revenue streams are within the scope of IFRS 15 and are include the sale of energy, capacity and renewable energy credits through power purchase agreements or through merchant mechanisms. Based on management’s analysis, substantially all of the contracts currently in place for the year beginning on January 1, 2018 do not contain a difference in the timing or measurement of revenue recognition under the new standard and the impact of both the cumulative catch up and ongoing revenue recognition is expected to not be material to the overall statements of Brookfield Renewable.

(iii)     Leases

IFRS 16, Leases  (“IFRS 16”) was issued by the IASB on January 13, 2016. IFRS 16 brings most leases onto the statement of financial position for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting remains largely unchanged and the distinction between operating and finance leases is retained. Under IFRS 16 a lessee recognizes a right-of-use asset and a lease liability. The right-of-use asset is treated similarly to other non-financial assets and depreciated accordingly, and the liability accrues interest. The lease liability is initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease. Lessees are permitted to make an accounting policy election, by class of underlying asset, to apply a method like IAS 17’s operating lease accounting and not recognize lease assets and lease liabilities for leases with a lease term of 12 months or less, and on a lease-by-lease basis, to apply a method similar to current operating lease accounting to leases for which the underlying asset is of low value. IFRS 16 supersedes IAS 17, Leases and related interpretations. A lessee will apply IFRS 16 to its leases either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying IFRS 16 being recognized at the date of initial application. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. Management has formed its adoption working group and participated in planning sessions with Brookfield Asset Management. Management continues to evaluate the impact of IFRS 16 on the consolidated financial statements.

Subsequent eventS

On January 16, 2018, Brookfield Renewable issued 10,000,000 Series 13 Preferred LP Units at a price of C$25 per unit for gross proceeds of C$250 million ($201 million).

On January 19, 2018, Brookfield Renewable completed financing associated with its equity-accounted 2.1 GW pumped storage facility in the United Kingdom by securing £60 million ($83 million) of long-term debt and £90 million ($125 million) letter of credit facility. The long-term debt matures in 2021 and bears interest at LIBOR plus a margin of 2.75%.

On January 29, 2018, Brookfield Renewable completed R$130 million ($40 million) of financing with respect to a 19 MW hydroelectric facility currently under construction in Brazil. The loan bears interest at a rate of TJLP plus 2.15% and matures in 2038.

On February 15, 2018, Brookfield Renewable completed a refinancing associated with a 296 MW hydroelectric facility in the United States. The financing was a $350 million interest only green bond bearing interest at 4.5%, maturing in 2033.  Proceeds were used to repay the existing principal amount of $315 million and the excess was distributed to investors.

On February 22, 2018, TerraForm Global issued $400 million of senior notes at 6.13%, maturing in March 2026.  Along with cash on the balance sheet, proceeds were used to repay the existing $760 million of 9.75% senior notes due in 2022. Additionally, TerraForm Global secured a $45 million revolving credit facility, maturing in February 2021.

On February 27, 2018, Brookfield Renewable completed a COP 750 billion ($262 million) bond refinancing associated with the Colombian business.

PART 9 - PRESENTATION TO STAKEHOLDERS AND PERFORMANCE Measurement

PRESENTATION TO PUBLIC STAKEHOLDERS

Equity

Brookfield Renewable’s consolidated equity interests include the non-voting LP Units held by public LP Unitholders and Brookfield, Redeemable/Exchangeable limited partnership units in BRELP, a holding subsidiary of Brookfield Renewable, held by Brookfield, and GP interest in BRELP held by Brookfield. The LP Units and the Redeemable/Exchangeable partnership units have the same economic attributes in all respects, except that the Redeemable/Exchangeable partnership units provide Brookfield the right to request that their units be redeemed for cash consideration. In the event that Brookfield exercises this right, Brookfield Renewable has the right, at its sole discretion, to satisfy the redemption request with LP Units, rather than cash, on a one-for-one basis. Brookfield, as holder of Redeemable/Exchangeable partnership units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP Units. As Brookfield Renewable, at its sole discretion, has the right to settle the obligation with LP Units, the Redeemable/Exchangeable partnership units are classified under equity, and not as a liability.

Given the exchange feature referenced above, we are presenting LP Units, Redeemable/Exchangeable partnership units, and the GP interest as separate components of consolidated equity. This presentation does not impact the total income (loss), per unit or share information, or total consolidated equity.

As at the date of this report, Brookfield owns an approximate 60% LP Unit interest, on a fully-exchanged basis, and all general partnership interests in Brookfield Renewable, representing a 0.01% interest, while the remaining approximately 40% is held by the public.

Voting Agreements with Affiliates

Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control of the entities that own certain United States, Brazil and Europe renewable power generating operations as well as the entity that owns the renewable power generating operations acquired as part of the acquisition of TerraForm Global. Brookfield Renewable has also entered into a voting agreement with its consortium partners in respect of the Colombian operations. The voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.

Brookfield Renewable has also entered into a voting agreement with Brookfield, whereby Brookfield Renewable gained certain rights in respect of TerraForm Power and its subsidiaries. This voting agreement provides Brookfield Renewable the authority to direct the election of one member of the Board of Directors of the relevant entity, among other things, and therefore provide Brookfield Renewable with significant influence over TerraForm Power. Accordingly, Brookfield Renewable equity account the accounts of these entities.

For entities previously controlled by Brookfield Asset Management, the voting agreements entered into do not represent business combinations in accordance with IFRS 3, as all combining businesses are ultimately controlled by Brookfield Asset Management both before and after the transactions were completed. Brookfield Renewable accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 1(o)(ii) –  Critical judgments in applying accounting policies - Common control transactions  in our audited annual consolidated financial statements for our policy on accounting for transactions under common control.

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

Adjusted EBITDA

EBITDA is a non-IFRS measure used by investors to analyze the operating performance of companies.

Brookfield Renewable uses Adjusted EBITDA to assess the performance of its operations before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, distributions to preferred limited partners and other typical non-recurring items. Brookfield Renewable adjusts for these factors as they may be non-cash, unusual in nature and/or are not factors used by management for evaluating operating performance.

As compared to the preceding years, we revised our definition of Adjusted EBITDA to include our proportionate share of Adjusted EBITDA from equity-accounted investments. In preceding years, we included our proportionate share of Funds From Operations from equity-accounted investments. We revised our definition as we believe it provides a more meaningful measure for investors to evaluate our financial and operating performance on an allocable basis to Unitholders.

Funds From Operations and Funds From Operations per Unit

Funds From Operations is a non-IFRS measure used by investors to analyze net earnings from operations without the effects of certain volatile items that generally have no current financial impact or items not directly related to the performance of the business.

Brookfield Renewable uses Funds From Operations to assess the performance of the business before the effects of deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments and other typical non-recurring items as these are not reflective of the performance of the underlying business. In our audited annual consolidated financial statements we use the revaluation approach in accordance with IAS 16, Property, Plant and Equipment, whereby depreciation is determined based on a revalued amount, thereby reducing comparability with our peers who do not report under IFRS as issued by the IASB or who do not employ the revaluation approach to measuring property, plant and equipment. We add back deferred income taxes on the basis that we do not believe this item reflects the present value of the actual tax obligations that we expect to incur over our long-term investment horizon.

Brookfield Renewable believes that analysis and presentation of Funds From Operations on this basis will enhance an investor’s understanding of the performance of the business. Funds From Operations per Unit is not a substitute measure of performance for earnings per share and does not represent amounts available for distribution to LP Unitholders.

Adjusted Funds From Operations

Adjusted Funds From Operations is a non-IFRS measure used by investors to analyze net earnings from operations without the effects of certain volatile items that generally have no current financial impact or items not directly related to the performance of the business but also adjusted for sustaining capital expenditures.

Adjusted sustaining capital expenditures are an estimate made by management of the amount of ongoing capital investment required to maintain the condition of all our facilities and current revenues.

Annually, Brookfield Renewable determines the fair value of its property, plant and equipment using a 20-year discounted cash flow model with each operational facility having a 20-year capital plan. In addition, the useful lives of property, plant and equipment are determined periodically by independent engineers and are reviewed annually by management.

Management considers several items in estimating adjusted sustaining capital expenditures. Such factors include, but are not limited to, review and analysis of historical capital spending, the annual budgeted capital expenditures, management’s 5-year business plan, and independent third-party engineering assessments.

Capital expenditures do not occur evenly over the life of our assets. Adjusted sustaining capital expenditures are intended to reflect an average annual spending level based on the 20-year capital plan.

Accounting rules require us to recognize a significantly higher level of depreciation for our assets than we are required to reinvest in the business as sustaining capital expenditures. This higher level of depreciation is primarily attributed to: 1) our election to annually fair value property, plant and equipment under IFRS; and 2) accounting useful life is not always reflective of the perpetual nature of a hydroelectric facility.

Brookfield Renewable uses Adjusted Funds From Operations to also assess performance of the business and defines it as Funds From Operations less Brookfield Renewable’s proportionate share of adjusted sustaining capital expenditures (based on long-term sustaining capital expenditure plans) which are recurring in nature and used to maintain the reliability and efficiency of our power generating assets over our long-term investment horizon.

Neither Funds From Operations nor Adjusted Funds From Operations are intended to be representative of cash provided by operating activities or results of operations determined in accordance with IFRS. Furthermore, these measures are not used by the CODM to assess Brookfield Renewable’s liquidity.

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

See Item 5.A “Operating Results” for information on the following trend information:

•       “— Financial Performance Review on Proportionate Information” (variability of generation);

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

Name and Residence(1)	Age	Position	Principal Occupation
Jeffrey Blidner	69	Chair	Vice Chairman of Brookfield Asset Management
Ontario, Canada
Eleazar de Carvalho Filho(2)	60	Director	Founder of Virtus BR Partners and Corporate Director; Founder of Sinfonia Consultoria e Participações
Sao Paulo, Brazil
John Van Egmond(3)	68	Director	Financial Consultant, Ozona Corporation
Arizona, United States
Lars Josefsson	67	Director	Managing Director, Contributor AB
Stockholm, Sweden
David Mann(2)(3)(4)	78	Director	Corporate Director
Nova Scotia, Canada
Lou Maroun(3)	67	Director	Chairman of Sigma Real Estate Advisors/Sigma Capital Corporation
Warwick, Bermuda
Patricia Zuccotti(2)	70	Director	Corporate Director
Washington, United States

(1)              The business address for each of the directors is 73 Front Street, Hamilton, HM 12, Bermuda.

(2)               Member of the Audit Committee.  Patricia Zuccotti is the Chair of the Audit Committee and is the “audit committee financial expert” as defined by the SEC.

(3)               Member of the Nominating and Governance Committee.  David Mann is the Chair of the Nominating and Governance Committee.

(4)               Lead Independent Director.

Biographical information for each of the directors is included below.

Jeffrey Blidner. Mr. Blidner is the Chair of the board of directors of the Managing General Partner. Mr. Blidner is also a Vice Chairman of Brookfield Asset Management. In that capacity he is responsible for strategic planning as well as transaction execution. He is also the Chief Executive Officer of Brookfield Asset Management’s Private Funds Group.  He is the Chair and a director of Brookfield Business Partners L.P., and a director of Brookfield Asset Management, Brookfield Property Partners L.P. and Brookfield Infrastructure Partners L.P. Prior to joining Brookfield in 2000, Mr. Blidner was a senior partner at a Canadian law firm.  He received his law degree from York University’s Osgoode Hall Law School and was called to the Bar in Ontario as Gold Medalist.

Eleazar de Carvalho Filho. Mr. de Carvalho Filho is a director of the Managing General Partner. Mr. de Carvalho Filho is a founding partner of Virtus BR Partners, an independent advisory company. He was formerly the President and Managing Director of the Brazilian National Development Bank and has served as the Chief Executive Officer of Unibanco Investment Bank. Mr. de Carvalho Filho served as the non-executive Chairman of BHP Billiton Brazil (2006-2011) and served on the board of directors of Petrobras, Eletrobrás and Vale, among others. Mr. de Carvalho Filho is currently a director of Cnova N.V.  He is also a director and audit committee member of TechnipFMC plc (formerly FMC Technologies, Inc.) and Grupo Pão de Açúcar.  In January 2018, Mr. de Carvalho Filho was named to the transitional board of directors of Oi S.A., a large Brazilian company.  Mr. de Carvalho Filho is the President of the Board of Trustees of the Brazilian Symphony Orchestra. Mr. de Carvalho Filho holds a Master of Arts in International Relations from The Johns Hopkins University in Washington, D.C. and a Bachelor of Arts with a major in Economics from New York University.

John Van Egmond. Mr. Van Egmond is a director of the Managing General Partner. Mr. Van Egmond is presently a financial consultant with Ozona Corporation (a general consulting company) in Tucson, Arizona. He was formerly the acting President and Chief Executive Officer and director of Wilshire Technologies, Inc., where he was responsible for all financial, operational, sales and marketing and human resource functions. Mr. Van Egmond was also the President of Century Power Corporation, an independent power producer based in Tucson, Arizona. Mr. Van Egmond is a Certified Public Accountant and received a Bachelor of Science in accounting in 1972 from Montana State University.

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

David Mann. Mr. Mann is the lead independent director of the Managing General Partner. Mr. Mann formerly served as President and Chief Executive Officer of Nova Scotia Power Inc. (1996-2004) and Vice Chairman (2004-2005) and President and Chief Executive Officer (1998-2004) of Emera Inc., a TSX-listed energy and services company that invests in electrical generation, transmission and distribution. Mr. Mann is a Corporate Director and prior to January 1, 2016, served as Counsel at the law firm Cox & Palmer. He has over 30 years of experience in the practice of corporate and commercial law, with a particular emphasis on corporate finance and public utility regulation. He retired as Chairman of Logistec Corporation in 2016 but remains a director and a member of the corporation’s Audit Committee.  He is also the Audit Committee Chairman of NewGrowth Corp., Acadian Timber Corp. and Allbanc Split Corp II. Mr. Mann holds a Bachelor of Commerce and a Bachelor of Laws from Dalhousie University and a Master of Laws from the University of London.

Lou Maroun. Mr. Maroun is a director of the Managing General Partner. Mr. Maroun was formerly the Executive Chairman of ING Real Estate Canada, and held executive positions in a number of real estate companies where he was responsible for overseeing operations, real estate transactions, asset and property management, as well as many other related functions. Mr. Maroun is a director of Brookfield Property Partners L.P. where he is a member of the Audit Committee and the Chair of the Governance and Nominating Committee. Mr. Maroun is also Chairman of Sigma Real Estate Advisors and Sigma Capital Corporation and is on the board of directors and is Chairman of Summit Industrial Income REIT. Mr. Maroun graduated from the University of New Brunswick in 1972 with a Bachelor’s degree, majoring in psychology, followed by a series of post graduate studies in finance and mortgage underwriting. In January of 2007, Mr. Maroun was elected a Fellow of the Royal Institute of Chartered Surveyors.

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

Director LP Unit Ownership Requirements

The Managing General Partner believes that directors can better represent Brookfield Renewable’s Unitholders if they have economic exposure to Brookfield Renewable LP Units. Brookfield Renewable expects each external director to hold sufficient LP Units such that the acquisition cost of such units is equal to at least two times their annual retainer (the “Ownership Requirement”). Directors are required to purchase limited partnership units on an annual basis in an amount not less than 20% of the Ownership Requirement until they have met the Ownership Requirement. Directors are required to achieve the Ownership Requirement within five years of joining the Board. In the event of an increase in the annual retainer fee, the directors will have two years from the date of the change to comply with the revised Ownership Requirement. In the case of directors who have served on the board of directors less than five years at the date of the change, such Directors will be required to comply with the Ownership Requirement by the date that is the later of: (i) the fifth anniversary of their appointment to the board of directors and (ii) two years following the date of the change in retainer fee. During the year ended December 31, 2017, our General Partner paid an annual retainer of $100,000 per year to each director serving on its board, with additional amounts payable to directors who are also serving as chair of the board of directors or one of its committees, or as lead independent director. Subsequent to year end on February 6, 2018, the Board of directors approved a $25,000 increase to the annual retainer paid to each director bringing the total annual retainer payable to $125,000. There was no change to the amounts paid for service as chair of a committee or as lead independent director. All of Brookfield Renewable’s external directors are in compliance with the Ownership Requirement.

Additional Information About Directors and Officers

To our knowledge, within the past ten years, no director or executive officer of the Managing General Partner and no employee of the Service Provider who performs an executive function for BEP has (a) served as a director, chief executive officer or chief financial officer of any company that was subject to a “cease trade” or similar order, or an order denying the relevant company access to any exemption under securities legislation, which remained in effect for more than 30 consecutive days, and that was issued (i) while he or she was acting as director, chief executive officer or chief financial officer, or (ii) after he or she ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while he or she was a director, chief executive officer or chief financial officer, (b) served as a director or executive officer of any company that, while he or she was acting in that capacity, or within a year after he or she ceased to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the company’s assets, or (c) become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets.  In January 2018, Mr. de Carvalho Filho was appointed to the transitional board of directors of Oi S.A., a bankrupt telecommunications company in Brazil. As of the date of this Form 20-F, Oi S.A. remains bankrupt.  Mr. de Carvalho Filho was not on the board of directors at the time that Oi S.A.

was declared bankrupt and was appointed to the transitional board after serving as a strategic advisor to certain bondholders.

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

Our Management

The Managing General Partner does not have any employees. Instead, members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to fulfill the Service Provider’s obligations to provide us with management services under our Master Services Agreement. The following table presents certain information concerning our core senior management team that is principally responsible for our operations as well as their positions with the Service Provider as of the date of this Form 20-F. In February 2018, the following changes were made to the senior management team of the Service Provider: (i) Mr. Nicholas Goodman resigned as Chief Financial Officer and began another role with Brookfield; and (ii) Mr. Wyatt Hartley, Senior Vice President, Finance, was named Chief Financial Officer. The further disclosure required under Canadian securities laws regarding the compensation of certain members of our core senior management team will be separately filed within 140 days of December 31, 2017.

Name	Years of experience in relevant industry or role	Years at Brookfield	Current Position with the Service Provider
Harry Goldgut	33	21	Group Chairman
Richard Legault	33	30	Group Chairman
Sachin Shah	19	16	Chief Executive Officer
Wyatt Hartley	12	8	Chief Financial Officer
Jennifer Mazin	19	4	General Counsel

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

Harry Goldgut. Mr. Goldgut is the Group Chairman of the Service Provider. Mr. Goldgut is also an Executive Chairman of Brookfield Asset Management’s infrastructure and power groups. He has been involved in the electric power industry since 1985. Mr. Goldgut joined Brookfield in 1997 as Vice President, Power Generation and since then has held various senior positions in BRPI, becoming its Co-Chairman and Chief Executive Officer in 2000, adding Chairman in 2005. He has been actively involved in developing and expanding Brookfield’s power operations and has had primary responsibility for its acquisitions and its senior regulatory relationships. He played an active role in the restructuring of the electricity industry in Ontario as a member of several governmental and regulatory committees and task forces including the Market Design Committee, the Minister of Energy’s Advisory Committee, the Clean Energy Task Force and the Ontario Energy Board Chair’s Advisory Roundtable. Mr. Goldgut received his law degree from York University’s Osgoode Hall Law School in Ontario, and was called to the Ontario Bar in 1982.

Richard Legault. Mr. Legault is the Group Chairman of the Service Provider. Mr. Legault is also an Executive Chairman of Brookfield Asset Management’s renewable power group. Prior to 2015, Mr. Legault was Chief Executive Officer of BEP during which time he led the growth of Brookfield’s renewable power operations on a global basis, helping to make Brookfield Renewable one of the world’s largest pure play renewable power portfolios. Mr. Legault was Chief Financial Officer of Brookfield from 2000 to 2001, prior to which he held several senior positions in operations, finance, and corporate development with Brookfield’s forest products operations. Mr. Legault received a Bachelor of Accounting from the Université du Québec in Hull and is a member of the Chartered Professional Accountants of Canada (CPA, CA).

Sachin Shah. Mr. Shah is the Chief Executive Officer of the Service Provider and a Senior Managing Partner of Brookfield Asset Management. Mr. Shah has oversight of Brookfield Renewable’s growth and capitalization, on a global basis. Mr. Shah received a Bachelor of Commerce degree from the University of Toronto and is a member of the Chartered Professional Accountants of Canada (CPA, CA).

Wyatt Hartley.  Mr. Hartley is the Chief Financial Officer of the Service Provider and a Senior Vice President of Brookfield. He directs all capital markets activities, accounting, financial reporting, treasury, taxation and investor relations, on a global basis. Mr. Hartley holds a Bachelor of Science from Queen’s University and is a member of the Chartered Professional Accountants of Canada (CPA, CA).

Jennifer Mazin. Ms. Mazin is General Counsel of the Service Provider and a Managing Partner of Brookfield Asset Management. Ms. Mazin provides oversight of Brookfield Renewable’s legal matters on a global basis, including transactional matters, corporate governance and public disclosure. Ms. Mazin received her Bachelor of Arts from the University of Western Ontario and her law degree from the University of Toronto. She is called to the bars of the State of New York and the Province of Ontario.

See also information contained under Item 3.D “Risk Factors — Risks Related to Our Relationship with Brookfield” and Item 7.B “Related Party Transactions”.

Management Diversity

At Brookfield Renewable, hiring and promotion decisions are based on solely on merit, so that each officer and employee possesses the necessary skills, knowledge and experience to do his or her job.  Brookfield Renewable and the Service Provider are committed to workplace diversity, including but not limited to diversity of gender, culture, geography, and skills.  Brookfield Renewable appreciates the benefits of leveraging a range of diverse talents and perspectives and we actively support the development and advancement of a diverse group of employees capable of achieving management roles, including executive officer positions.  Neither Brookfield Renewable nor the Service Provider have targets for the representation of women in executive officer positions because such targets do not accurately reflect the full range of factors considered in hiring or promoting executive officers.  Currently, we have eight women in executive positions who constitute 31% of the executive team of the Service Provider and the senior management team of our business, in the aggregate.

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

The Base Management Fee payments for the years ended December 31, 2017, 2016 and 2015 are set out below:

	Year ended December 31
(MILLIONS)	2017	2016	2015
Base management fee	$82	$62	$48

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

Pursuant to our Master Services Agreement, members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to fulfill obligations under our Master Services Agreement. These individuals, including the Brookfield employees identified in the table above under Item 6.A “Directors and Senior Management — Our Management”, are  not compensated by BEP or our Managing General Partner; instead they are and will continue to be compensated by Brookfield.  Further disclosure required under Canadian securities laws regarding the compensation of certain members of our core senior management team for the year ended December 31, 2017 will be separately filed within 140 days of December 31, 2017.

Board of Directors of the Managing General Partner

For the year ended December 31, 2017, the Managing General Partner paid each of its directors $100,000 per year for serving on its board of directors and various board committees. The Managing General Partner pays the Chair of the board of directors an additional $35,000 per year, the Chair of the Audit Committee of the board of directors an additional $20,000, the Chair of the Nominating and Governance Committee of the board of directors an additional $10,000 and the lead independent director of the board of directors an additional $10,000. Subsequent to year end on February 6, 2018, the board of directors approved a $25,000 increase to the annual retainer paid to each director bringing the total annual retainer payable to $125,000.  There was no change to the amounts paid for service as Chair of the committee or as lead independent director.  Only those directors who are not employed by Brookfield or its affiliates are entitled to receive compensation for acting as a director of the Managing General Partner.

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

Indebtedness of Directors and Executive Officers

As at the date of this Form 20-F, and at all times since January 1, 2017, none of the directors, officers, employees and former directors, officers and employees of the Managing General Partner, the Service Provider or any of their respective subsidiaries, nor any of their associates, has or had any indebtedness owing to Brookfield Renewable.

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

Size, Independence and Composition of the Board of Directors

The Managing General Partner’s board of directors currently has seven directors. The board may consist of between three and 11 directors or such other number of directors as may be determined from time-to-time by a resolution of the Managing General Partner’s shareholders and subject to its bye-laws. At least three directors and at least a majority of the directors holding office must be independent of the Managing General Partner and Brookfield, as determined by the full board of directors using the standards for independence established under applicable securities laws. In addition, in February 2016 the board of directors of the Managing General Partner, on the recommendation of the Nominating and Governance Committee, appointed a lead independent director. The responsibilities of the lead independent director include presiding over sessions of the board of directors of the Managing General Partner when the Chair is not present as well as the in camera meetings that follow each scheduled board meeting.  Shareholders and other interested parties may communicate with any member of the board of directors, including its Chair, the lead independent director and the independent directors as a group, by contacting BEP’s Corporate Secretary at 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda, +441-294-3304.

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

•        determinations regarding the payment of fees under the Master Services Agreement in LP Units of BEP or limited partnership units of BRELP or the deferral of the incentive distribution (see Item 7.B “Related Party Transactions — Incentive Distributions”);

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

•       reviewing and approving the reports issued to LP Unitholders and Preferred Unitholders, including annual and interim financial statements; and

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

The board of directors of the Managing General Partner had four regular quarterly meetings as well as two special meetings in 2017.  Ms. Zuccotti was unable to attend one of the special meetings. Otherwise, all of the directors were present in person or by phone at all meetings. Four regular quarterly meetings are scheduled for 2018.

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

The following table describes the independence status of the directors of the Managing General Partner.

Director	Independence Status	Reason for Related Status
Jeffrey Blidner	Related	Mr. Blidner is a Vice Chairman
of Brookfield Asset Management
Eleazar de Carvalho Filho	Independent
John Van Egmond	Independent
Lars Josefsson	Related	Mr. Josefsson is a consultant to
Brookfield Asset Management
David Mann	Independent
Lou Maroun	Independent
Patricia Zuccotti	Independent

The Chair of the Managing General Partner’s board of directors is Jeffrey Blidner, who is not an independent director. However, each of the committees of the board of directors is fully comprised of independent directors and the Board has a lead independent director, David Mann. In addition, special committees of independent directors may be formed from time to time to review particular matters or transactions. The board of directors encourages regular open dialogue between the independent directors and the Chair to discuss matters raised by independent directors.

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

•        Blidner: Brookfield Asset Management; Brookfield Property Partners L.P.; Brookfield Infrastructure Partners L.P.; Brookfield Business Partners L.P.

•        de Carvalho Filho: TechnipFMC plc; Grupo Pão de Açúcar; Cnova N.V.; Oi S.A.

•        Josefsson: Robert Bosch GmbH; Holmen AB

•        Mann: Acadian Timber Corp.; NewGrowth Corp.; Allbanc Split Corp. II; Logistec Corporation

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

Director Expectations

The Managing General Partner’s board of directors has adopted a Charter of Expectations for Directors, which sets out the expectations in regard to personal and professional competencies, LP Unit ownership, meeting attendance, conflicts of interest, changes of circumstance and resignation events. The Charter of Expectations for Directors can be found on our website at https://bep.brookfield.com/en/corporate-governance/governance-documents.  Directors are expected to identify in advance any potential conflict of interest regarding a matter coming before the board of directors or its committees, bring these to the attention of the board of directors or committee chair and refrain from voting on such matters. Directors are also expected to submit their resignations to the Chair of the board of directors if they become unable to attend at least 75% of the board of directors’ regularly scheduled meetings or if they become involved in a legal dispute, regulatory or similar proceedings, take on new responsibilities or experience other changes in personal or professional circumstances that could adversely impact Brookfield Renewable or their ability to serve as director. Further information on director LP Unit ownership requirements is set out in Item 6.B “Compensation — Board of Directors of the Managing General Partner”.

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

Audit Committee

The Managing General Partner’s board of directors has established an audit committee (the “Audit Committee”) that operates pursuant to a written charter. The Audit Committee consists solely of independent directors, each member is financially literate and there will be at least one member at all times designated as an “audit committee financial expert” as defined by the SEC. Collectively, the Audit Committee has the education and experience to fulfill the responsibilities outlined in the Audit Committee Charter. The education and past experience of each Audit Committee member that is relevant to the performance of his or her responsibilities as an Audit Committee member can be found in the biographical information about the applicable member under Item 6.A “Directors and Senior Management”. Audit Committee members may not serve on more than two other public company audit committees, except with the prior approval of the Managing General Partner’s board of directors. Such prior approval was granted with respect to David Mann’s service on the audit committees of more than two other public companies. Not more than 50% of the Audit Committee members may be directors who are residents of any one jurisdiction (other than Bermuda and any other jurisdiction designated by the board of directors from time to time).

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

The Audit Committee had four regular quarterly meetings in 2017 as well as one special meeting. All of the committee members were present in person or by telephone. Four regular quarterly meetings are scheduled for 2018.

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

The Nominating and Governance Committee had four regular quarterly meetings in 2017 and no special meetings. All of the committee members were present in person or by telephone. Four regular quarterly meetings are scheduled for 2018.

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

Brookfield Renewable has approximately 2,270 employees involved in the day-to-day operations of our facilities and the development of our business, of which approximately 380 are located in Canada, 545 are located in the United States, 435 are located in Brazil, 680 are located in Colombia and 125 are located in the Republic of Ireland, the United Kingdom and Portugal, and 105 are located in other markets. Approximately 1,340, or approximately 60% of these employees, are covered by collective agreements expiring between 2017 and 2020. Eleven of these collective agreements are due to be renewed in 2018. We maintain very good relations with represented and salaried employees across all facilities. Relationships with the various unions in Canada, the United States, Brazil and Colombia have also been positive, without the occurrence of any work disruptions that would have had a negative impact on the business. Our corporate group, including the Manager, also has approximately 125 employees with non-operational roles who are largely based in Canada.

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

ITEM 7.       MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A              MAJOR SHAREHOLDERS

As of the date of this Form 20-F, there are 180,388,361 LP Units outstanding. To our knowledge, as at the date of this Form 20-F, no person or company, other than Brookfield, beneficially owns or controls or directs, directly or indirectly, more than 5% of our LP Units, on a fully-exchanged basis. Brookfield beneficially owns 56,068,944 LP Units and 129,658,623 Redeemable/Exchangeable partnership units, or an approximate 60% interest in BEP (on a fully-exchanged basis) including its indirect general partnership interest in the Managing General Partner and the BRELP GP LP. All LP Units, including those held by Brookfield, are non-voting. See also the information contained in this Form 20-F under Item 10.B “Memorandum and Articles of Association — Description of our LP Units, Preferred Units and the Amended and Restated Limited Partnership Agreement of BEP”.

As of February 26, 2018, 11,390 of our outstanding LP Units were held by 5 holders of record in the United States, not including LP Units held of record by DTC. As of February 26, 2018, DTC was the holder of record of 17,913,443 LP Units.

The following table sets forth information, as of date of this Form 20-F, regarding the beneficial ownership of LP Units by each person that is a beneficial owner of more than 5% of our LP Units, on a fully-exchanged basis.

Name	LP Units (1)	Percentage of LP Units (2)
Brookfield Asset Management Inc. (3)	185,727,567	60%
Partners Limited (4)	185,727,567	60%

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

(3)              Consists of 56,068,944 LP Units and 129,658,623 Redeemable/Exchangeable partnership units.  In addition, Brookfield Asset Management has an indirect general partnership interest in BEP and BRELP through its indirect wholly-owned subsidiary Brookfield Renewable Power Inc.

(4)              Partners Limited owns all of Brookfield Asset Management’s Class B Limited Voting Shares entitling it to appoint one-half of the board of directors of Brookfield Asset Management.  Partners Limited may be deemed the beneficial owner of 185,727,567 of our LP Units, constituting approximately 60% of the issued and outstanding units, assuming that all of the Redemption-Exchange Units are exchanged for our units pursuant to the Redemption-Exchange Mechanism described in Item 10.B “Memorandum and Articles of Association — Description of the Amended and Restated Limited Partnership Agreement of BRELP — Redemption-Exchange Mechanism”

See also the information contained in this Form 20-F under Item 3.D “Risk Factors—Risks Related to our Relationship with Brookfield”, Item 6.A “Directors and Senior Management”, Item 6.C “Board Practices” and Item 7.B “Related Party Transactions”.

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

See also the information contained in this Form 20-F under Item 3.D “Risk Factors — Risks Related to Our Relationship with Brookfield”, Item 5.A “Operating Results — Related Party Transactions”,

Item 6.A “Directors and Senior Management”, Item 6.C “Board Practices” and Item 7.A “Major Shareholders” and Note 27 to our audited consolidated financial statements for the year ended December 31, 2017, 2016 and  2015, respectively.

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

An integral part of our strategy is to participate with institutional investors in Brookfield sponsored or co-sponsored consortiums or funds for acquisitions that fit our strategy. Brookfield has a strong track record of leading such consortiums and funds and actively manages underlying assets to improve performance. Currently, Brookfield manages the Brookfield Americas Infrastructure Fund, a $2.7 billion infrastructure fund focused on the Americas, Brookfield Infrastructure Fund II, a $7 billion global infrastructure fund, Brookfield Infrastructure Fund III, a $14 billion global infrastructure fund and Brookfield Infrastructure Debt Fund, an infrastructure fund focused on credit investments. Brookfield is the fund manager and typically invests approximately 25% to 50% of the capital required for a transaction alongside its institutional investors. It is currently intended that future renewable power acquisitions identified by Brookfield may be funded with commitments pursuant to Brookfield sponsored funds and we would fund Brookfield’s participation where renewable power investments are made by such funds. See Item 3.D “Risk Factors – We do not have control over all our operations”.

In the event of the termination of our Master Services Agreement, the Relationship Agreement would also terminate, including Brookfield’s commitments to provide us with acquisition opportunities, as described above.

Master Services Agreement

BEP, BRELP and the Holding Entities entered into our Master Services Agreement pursuant to which the Service Provider has agreed to provide oversight of the business and provide the services of senior officers to Brookfield Renewable. In addition, the Service Provider has agreed to provide services relating to acquisitions or dispositions, financings, business planning and strategy and oversight and supervision of various day to day management and administration activities. In exchange for providing these services, the Service Provider is entitled to a Base Management Fee, which for the year ended 2017 was approximately $82 million. For a detailed description of our Master Services Agreement, see Item 6.A “Directors and Senior Management – Our Master Services Agreement”. For components of the management fee, see Item 6.A— “Directors and Senior Management — Our Master Services Agreement — Management Fee”.

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

Other Power Agreements

In addition to the Energy Revenue Agreement, BEP is a party to a number of commercial agreements with Brookfield, including PPAs for the sale of power generated from certain of Brookfield Renewable’s North American facilities to subsidiaries of Brookfield and revenue support agreements under which Brookfield supports Brookfield Renewable’s revenue from the sale of power generated by certain of Brookfield Renewable’s North American facilities. Including the Energy Revenue Agreement, Brookfield purchases or provides revenue support for approximately 25% of Brookfield Renewable’s portfolio as of December 31, 2017.

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

Energy Marketing Agreement

BEM LP, NA Holdco and Brookfield BRP Canada Corp. (a subsidiary of NA Holdco that holds our North American operating assets) are party to an energy marketing agreement pursuant to which BEM LP has agreed to provide energy marketing services to NA Holdco and Brookfield BRP Canada Corp. (the “Energy Marketing Agreement”). Under the Energy Marketing Agreement, BEM LP provides the following energy marketing services for certain of our North American power generating facilities:

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

Other Voting Agreements

From time to time, Brookfield Renewable enters into voting agreements with subsidiaries of Brookfield Asset Management whereby these subsidiaries, as managing members of entities in which Brookfield Renewable holds investments with its institutional investors, agree to exercise certain voting rights as directed by Brookfield Renewable.

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

Conflicts of Interest and Fiduciary Duties

Fiduciary Duties

Each of the Managing General Partner and the BRELP General Partner are required to exercise its powers and carry out its functions as general partner of BEP and BRELP, respectively, honestly and in good faith, and exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, in each case, subject to and after taking into account, the terms and conditions of the Relationship Agreement, our Master Services Agreement and the Conflicts Policy. However, the Amended and Restated Limited Partnership Agreement of BEP and the Amended and Restated Limited Partnership Agreement of BRELP contain various provisions that modify the fiduciary duties that might otherwise be owed to us and our LP Unitholders and Preferred Unitholders, including when conflicts of interest arise. These duties include the duties of care and loyalty. The duty of loyalty, in the absence of provisions in the Amended and Restated Limited Partnership Agreement of BEP and the Amended and Restated Limited Partnership Agreement of BRELP to the contrary, would generally prohibit the Managing General Partner and BRELP General Partner from taking any action or engaging in any transaction as to which it has a conflict of interest. However, the Amended and Restated Limited Partnership Agreement of BEP and the Amended and Restated Limited Partnership Agreement of BRELP provide that the Managing General Partner, BRELP General Partner and their affiliates will not have any obligation under the Amended and Restated Limited Partnership Agreement of BEP and the Amended and Restated Limited Partnership Agreement of BRELP, or as a result of any duties stated or implied by law or equity, including fiduciary duties, to present business or investment opportunities to Brookfield Renewable, BRELP, any Holding Entity or any other holding vehicle established by Brookfield Renewable. They also allow affiliates of the Managing General Partner and BRELP General Partner to engage in activities that may compete with us or our activities, and state that, subject to applicable law, no breach of the Amended and Restated Limited Partnership Agreement of BEP or the Amended and Restated Limited Partnership Agreement of BRELP, or a breach of any duty, including fiduciary duties, may be found for any matter that has been approved by a majority of the independent directors of the Managing General Partner. Further, when resolving conflicts of interest, neither the Amended and Restated Limited Partnership Agreement of BEP nor the Amended and Restated Limited Partnership Agreement of BRELP impose limitations on the discretion of the independent directors or the factors which they may consider in resolving any such conflicts. The independent directors of our Managing General Partner can therefore take into account the interests of third parties, including Brookfield, when resolving conflicts of interest.

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

Other Related Party Transactions

The $400 million committed unsecured revolving credit facility provided by Brookfield, at LIBOR plus 2%, has been extended for one year to December 2018 on the same terms.

Brookfield had placed funds on deposit with Brookfield Renewable during the first quarter of 2017 in the amount of $140 million. Interest earned on the deposits was at market terms and all funds on deposit were returned to Brookfield before the end of the first quarter of 2017.

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

ITEM 9.       THE OFFER AND LISTING

9.A              OFFER AND LISTING DETAILS

Our LP Units are listed on the NYSE under the symbol “BEP”. Our LP Units do not have a par value.   Our LP Units began trading on the NYSE on June 11, 2013.  The following table sets forth the reported high and low prices of our LP Units on the NYSE for the periods indicated since issued:

	High	Low
Year ended December 31, 2017	$35.82	$28.21
Year ended December 31, 2016	$31.64	$21.69
Year ended December 31, 2015	$33.42	$22.88
Year ended December 31, 2014	$32.72	$25.08
Year ended December 31, 2013	$30.00	$24.69

The following table sets forth the reported high and low prices of our LP Units on the NYSE for the periods indicated:

	High	Low
2017
October 1, 2017 to December 31, 2017	$35.21	$32.28
July 1, 2017 to September 30, 2017	$35.82	$32.01
April 1, 2017 to June 30, 2017	$33.96	$29.33
January 1, 2017 to March 31, 2017	$30.45	$28.21
2016
October 1, 2016 to December 31, 2016	$31.15	$26.80
July 1, 2016 to September 30, 2016	$31.64	$29.04
April 1, 2016 to June 30, 2016	$30.22	$28.49
January 1, 2016 to March 31, 2016	$29.95	$21.69

The following table sets forth the monthly high and low prices for our LP Units on the NYSE for the most recent six months:

	High	Low
2018
February (February 1 through to February 26)	$33.25	$31.67
January	$34.92	$32.89
2017
December	$34.94	$32.28
November	$34.08	$32.84
October	$35.21	$32.95
September	$35.82	$33.04

Our LP Units are listed on the TSX under the symbol “BEP.UN”. Our LP Units do not have a par value. Trading on the TSX commenced on November 30, 2011. On March 21, 2014, our LP Units were added to the S&P/TSX Composite Index. The following table sets forth the reported high and low prices of our LP Units on the TSX for the periods indicated since issued:

	High	Low
Year ended December 31, 2017	C$44.96	C$38.00
Year ended December 31, 2016	C$41.50	C$31.43
Year ended December 31, 2015	C$41.78	C$31.45
Year ended December 31, 2014	C$36.84	C$27.67
Year ended December 31, 2013	C$32.02	C$25.69

The following table sets forth the quarterly high and low prices for our LP Units on the TSX for the two most recent full financial years:

	High	Low
2017
October 1, 2017 to December 31, 2017	C$44.96	C$41.20
July 1, 2017 to September 30, 2017	C$44.38	C$40.58
April 1, 2017 to June 30, 2017	C$44.40	C$39.17
January 1, 2017 to March 31, 2017	C$39.89	C$38.00
2016
October 1, 2016 to December 31, 2016	C$41.13	C$36.31
July 1, 2016 to September 30, 2016	C$41.50	C$38.15
April 1, 2016 to June 30, 2016	C$39.29	C$36.33
January 1, 2016 to March 31, 2016	C$39.26	C$31.43

The following table sets forth the monthly high and low prices for our LP Units on the TSX for the most recent six months:

	High	Low
2018
February (February 1 through to February 26)	C$40.95	C$39.74
January	C$43.64	C$40.59
2017
December	C$44.96	C$41.20
November	C$43.81	C$42.25
October	C$44.01	C$41.25
September	C$43.47	C$40.58

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

10.B            MEMORANDUM AND ARTICLES OF ASSOCIATION

Description of our LP Units, Preferred Units and the Amended and Restated Limited Partnership Agreement of BEP

The following is a description of the material terms of our LP Units, Preferred Units and the Amended and Restated Limited Partnership Agreement of BEP. Because this description is only a summary of the terms of our LP Units, Preferred Units and the Amended and Restated Limited Partnership Agreement of BEP, it does not contain all of the information that you may find useful and is qualified in its entirety by reference to all of the provisions of the Amended and Restated Limited Partnership Agreement of BEP. For more complete information, you should read the Amended and Restated Limited Partnership Agreement of BEP which is available electronically on our EDGAR profile at www.sec.gov and on our SEDAR profile at www.sedar.com and will be made available to LP Unitholders and Preferred Unitholders as described under Item 10.C “Material Contracts” and Item 10.H “Documents on Display”.

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

Management

As required by law, the Amended and Restated Limited Partnership Agreement of BEP provides for the management and control of BEP by a general partner, being the Managing General Partner. The Managing General Partner will exercise its powers and carry out its functions honestly and in good faith and the Managing General Partner will exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, in each case, subject to, and after taking into account, the terms and conditions of the Relationship Agreement, our Master Services Agreement and the Conflicts Policy. Except as set out in the Amended and Restated Limited Partnership Agreement of BEP, the Managing General Partner has no additional duty to propose or approve any conduct of BEP, and may decline to propose or approve such conduct free of any additional duty (including fiduciary duty). The Managing General Partner shall not be in breach of any duty to BEP if it takes actions permitted by the Amended and Restated Limited Partnership Agreement of BEP, the Relationship Agreement, our Master Services Agreement or the Conflicts Policy.

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

Except to the extent expressly provided in the Amended and Restated Limited Partnership Agreement of BEP, a holder of our LP Units or Preferred Units does not have priority over any other LP Unitholder or Preferred Unitholder, respectively, either as to the return of capital contributions or as to profits, losses or distributions. Unless otherwise determined by the Managing General Partner, in its sole discretion, LP Unitholders and Preferred Unitholders will not be granted any pre-emptive or other similar right to acquire additional interests in BEP. In addition, LP Unitholders and Preferred Unitholders do not have any right to have their LP Units or Preferred Units redeemed by BEP.

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

The Series 13 Preferred Units will not be redeemable by BEP prior to April 30, 2023.  On April 30, 2023 and on April 30 every five years thereafter, BEP may redeem for cash the Series 13 Preferred Units at C$25 per Series 13 Preferred Unit, together with all accrued and unpaid distributions up to but excluding the date of payment or distribution.  Holders of the Series 13 Preferred Units will have the right, at their option, to reclassify their Series 13 Preferred Units into Series 14 Preferred Units, subject to certain conditions, on April 30, 2023 and on April 30 every five years thereafter. The Series 13 Preferred Units do not have a fixed maturity date and are not redeemable at the option of the Series 13 Preferred Unitholders.

The Series 11 Preferred Units will not be redeemable by BEP prior to April 30, 2022.  On April 30, 2022 and on April 30 every five years thereafter, BEP may redeem for cash the Series 11 Preferred Units at C$25 per Series 11 Preferred Unit, together with all accrued and unpaid distributions up to but excluding the date of payment or distribution.  Holders of the Series 11 Preferred Units will have the right, at their option, to reclassify their Series 11 Preferred Units into Series 12 Preferred Units, subject to certain conditions, on April 30, 2022 and on April 30 every five years thereafter. The Series 11 Preferred Units do not have a fixed maturity date and are not redeemable at the option of the Series 11 Preferred Unitholders.

The Series 9 Preferred Units will not be redeemable by BEP prior to July 31, 2021.  On July 31, 2021 and on July 31 every five years thereafter, BEP may redeem for cash the Series 9 Preferred Units at C$25 per Series 9 Preferred Unit, together with all accrued and unpaid distributions up to but excluding the date of payment or distribution.  Holders of the Series 9 Preferred Units will have the right, at their option, to reclassify their Series 9 Preferred Units into Series 10 Preferred Units, subject to certain conditions, on July 31, 2021 and on July 31 every five years thereafter. The Series 9 Preferred Units do not have a fixed maturity date and are not redeemable at the option of the Series 9 Preferred Unitholders.

The Series 7 Preferred Units will not be redeemable by BEP prior to January 31, 2021.  On January 31, 2021 and on January 31 every five years thereafter, BEP may redeem for cash the Series 7 Preferred Units at C$25 per Series 7 Preferred Unit, together with all accrued and unpaid distributions up to but excluding the date of payment or distribution.  Holders of the Series 7 Preferred Units will have the right, at their option, to reclassify their Series 7 Preferred Units into Series 8 Preferred Units, subject to certain conditions, on January 31, 2021 and on January 31 every five years thereafter. The Series 7 Preferred Units do not have a fixed maturity date and are not redeemable at the option of the Series 7 Preferred Unitholders.

The Series 5 Preferred Units will not be redeemable by BEP prior to April 30, 2018. On and after April 30, 2018, BEP may redeem for cash the Series 5 Preferred Units at C$26 per Series 5 Preferred

Unit if redeemed before April 30, 2019, C$25.75 per Series 5 Preferred Unit if redeemed on or after April 30, 2019, C$25.50 per Series 5 Preferred Unit if redeemed on or after April 30, 2020, C$25.25 per Series 5 Preferred Unit if redeemed on or after April 30, 2021, and C$25 per Series 5 Preferred Unit if redeemed on or after April 30, 2022, in each case together with all accrued and unpaid dividends up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by BEP). The Series 5 Preferred Units do not have a fixed maturity date and are not redeemable at the option of the Series 5 Preferred Unitholders.

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

•        granted an irrevocable power of attorney to the Managing General Partner or the liquidator of BEP and any officer thereof to act as such partner’s agent and attorney-in-fact to execute, swear to, acknowledge, deliver, file and record in the appropriate public offices (i) all agreements, certificates, documents and other instruments relating to the existence or qualification of BEP as an exempted limited partnership (or a partnership in which the limited partners have limited liability) in Bermuda and in all jurisdictions in which BEP may conduct activities and affairs or own property; any amendment, change, modification or restatement of the Amended and Restated Limited Partnership Agreement of BEP, subject to the requirements of the Amended and Restated Limited Partnership Agreement of BEP; the dissolution and liquidation of BEP; the admission, withdrawal of any partner of BEP or any capital contribution of any partner of BEP; the determination of the rights, preferences and privileges of any class or series of Units of BEP; and any tax election with any limited partner or general partner on our behalf or on behalf of any limited partner or the general partner, and (ii) subject to the requirements of the Amended and Restated Limited Partnership Agreement of BEP, all ballots, consents, approvals, waivers, certificates, documents and other instruments necessary or appropriate, in the sole discretion of the Managing General Partner or the liquidator of BEP, to make, evidence, give, confirm or ratify any voting consent, approval, agreement or other action that is made or given by BEP’s partners or is consistent with the terms of the Amended and Restated Limited Partnership Agreement of BEP or to effectuate the terms or intent of the Amended and Restated Limited Partnership Agreement of BEP;

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

The transfer of any Unit and/or the admission of any new partner to BEP will not constitute an amendment to the Amended and Restated Limited Partnership Agreement of BEP.

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

Holders of the Series 13 Preferred Units will be entitled to receive a cumulative quarterly fixed distribution at a rate of 5.00% annually for the initial period ending April 30, 2023.  Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the 5 year Government of Canada bond yield plus 3.00%, and (ii) 5.00%.  Holders of Series 13 Preferred Units will have the right to reclassify their Series 13 Preferred Units, subject to certain conditions, into Series 14 Preferred Units. Holders of Series 14 Preferred Units will be entitled to receive a cumulative quarterly floating distribution at a rate equal to the 90 day Canadian Treasury Bill yield plus 3.00%.

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

Net income and net losses for U.S. federal income tax purposes will be allocated for each taxable year or other relevant period among our partners (other than our partners holding Preferred Units) using a monthly, quarterly or other permissible convention pro rata on a per unit basis, except to the extent otherwise required by law or pursuant to tax elections made by BEP. Each item of income, gain, loss and deduction so allocated to a partner of BEP (other than a partner holding Preferred Units) generally will have the same source and character as though such partner had realized the item directly.

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

Indemnification; Limitations on Liability

Under the Amended and Restated Limited Partnership Agreement of BEP, BEP is required to indemnify on an after-tax basis out of the assets of BEP to the fullest extent permitted by law the Managing General Partner, the Service Provider and any of their respective affiliates (and their respective officers, directors, agents, shareholders, partners, members and employees), any person who serves on a Governing Body of BEP, BRELP, a Holding Entity, Operating Entity or any other holding vehicle established by BEP and any other person designated by the Managing General Partner as an indemnified person, in each case, against all losses, claims, damages, liabilities, costs or expenses (including legal fees and expenses), judgments, fines, penalties, interest, settlements or other amounts arising from any and all claims, demands, actions, suits or proceedings, incurred by an indemnified person in connection with our investments and activities or by reason of their holding such positions, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the indemnified person’s gross negligence, bad faith, fraud or willful misconduct, or in the case of a criminal matter, action that the indemnified person knew to have been unlawful. In addition, under the Amended and Restated Limited Partnership Agreement of BEP, (i) no such person shall be liable to BEP, the Managing General Partner or any LP Unitholder or Preferred Unitholder for any liabilities sustained or incurred as a result of any act or omission of such person, except to the extent there has been a final and non-appealable judgment entered by a court of competent jurisdiction determining that such liabilities resulted from such person’s gross negligence, bad faith, fraud, willful misconduct, or in the case of a criminal matter, actions with knowledge that the conduct was unlawful and (ii) subject to applicable law, any matter that is approved by the independent directors of the Managing General Partner will not constitute a breach of the Amended and Restated Limited Partnership Agreement of BEP or any duties stated or implied by law or equity, including fiduciary duties. The Amended and Restated Limited Partnership Agreement of BEP requires us to advance funds to pay the expenses of an indemnified person in connection with a matter in which indemnification may be sought until it is determined that the indemnified person is not entitled to indemnification.

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

Because this description is only a summary of the terms of the agreement, it does not necessarily contain all of the information that you may find useful. For more complete information, you should read the Amended and Restated Limited Partnership Agreement of BRELP which is available electronically on our EDGAR profile at www.sec.gov and on our SEDAR profile at www.sedar.com and will be made available to LP Unitholders and Preferred Unitholders as described under Item 10.C “Material Contracts” and Item 10.H “Documents on Display”.

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

On November 25, 2015 the Amended and Restated Limited Partnership Agreement of BEP was amended to permit the authorization and issuance of Preferred Units and authorize and create the Class A Preferred Units, the Series 7 Preferred Units and the Series 8 Preferred Units. On the same date, BEP issued 7 million Series 7 Preferred Units and acquired 7 million BRELP Series 7 Preferred Units.

On February 11, 2016 the Amended and Restated Limited Partnership Agreement of BEP was amended to authorize and create the Series 5 Preferred Units. On the same date, BEP issued 2,885,496 million Series 5 Preferred Units and acquired 2,885,496 million BRELP Series 5 Preferred Units.

On May 25, 2016, the Amended and Restated Limited Partnership Agreement of BEP was amended to authorize and create the Series 9 Preferred Units and the Series 10 Preferred Units. On the same date, BEP issued 8 million Series 9 Preferred Units and acquired 8 million BRELP Series 9 Preferred Units.

On February 14, 2017, the Amended and Restated Limited Partnership Agreement of BEP was amended to authorize and create the Series 11 Preferred Units and the Series 12 Preferred Units. On the same date, BEP issued 10 million Series 11 Preferred Units and acquired 10 million BRELP Series 11 Preferred Units.

On January 16, 2018, the Amended and Restated Limited Partnership Agreement of BEP was amended to authorize and create the Series 13 Preferred Units and the Series 14 Preferred Units. On the same date, BEP issued 10 million Series 13 Preferred Units and acquired 10 million BRELP Series 13 Preferred Units.

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

Redemption-Exchange Mechanism

At any time, one or more wholly-owned subsidiaries of Brookfield that hold Redeemable/Exchangeable partnership units will have the right to require BRELP to redeem for cash all or a portion of the Redeemable/Exchangeable partnership units held by such subsidiary, subject to BEP’s right to acquire such Redeemable/Exchangeable partnership units, as described below, provided that exercise of the right of redemption or the payment of the redemption amount would not otherwise cause BRELP to be in breach or violation of any agreement material to BRELP or Brookfield Renewable or applicable law. Any such redeeming subsidiary may exercise its right of redemption by delivering a notice of redemption to BRELP and BEP. After presentation for redemption, such redeeming subsidiary will receive, subject to BEP’s right to acquire Redeemable/Exchangeable partnership units, as described below, for each such unit that is presented, cash in an amount equal to the market value of one of our LP Units multiplied by the number of Redeemable/Exchangeable partnership units to be redeemed (as determined by reference to the five day volume weighted average of the trading price of our LP Units and subject to certain customary adjustments). Upon its receipt of the redemption notice, BEP will have a right to acquire Redeemable/Exchangeable partnership units entitling it, at its sole discretion, to elect to acquire all (but not less than all) such units described in such notice and presented to BRELP for redemption in exchange for LP Units on a one for one basis (subject to certain customary adjustments). Upon a redemption for cash, the holder’s right to receive distributions with respect to BRELP’s Redeemable/Exchangeable partnership units so redeemed will cease.

Brookfield’s aggregate interest in BEP, including its interest in the Managing General Partner and the BRELP GP LP, would be approximately 60% if it exercised its redemption right in full and BEP exercised its right of first refusal on BRELP’s Redeemable/Exchangeable partnership units redeemed. Brookfield’s total percentage interest in BEP would be increased if it participates in BRELP’s distribution reinvestment plan.

Distributions

Subject to the rights of holders of BRELP Class A Preferred Units to receive cumulative preferential cash distributions in accordance with the terms of a series of BRELP Class A Preferred Units, distributions by BRELP will be made in the sole discretion of its general partner, the BRELP GP LP. The holders of a series of BRELP Class A Preferred Units will be entitled to receive the same distribution as the holders of the corresponding series of BEP’s Class A Preferred Units, respectively. However, the BRELP GP LP will not be permitted to cause BRELP to make a distribution (i) if BRELP does not have sufficient cash on hand to make the distribution, (ii) if the distribution would render BRELP insolvent or (iii) if, in the opinion of the BRELP GP LP, the distribution would or might leave BRELP with insufficient funds to meet any future or contingent obligations or the distribution would contravene the Limited Partnership Act 1883.

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

The table below sets forth all management fees and incentive distributions that have been earned for the year ended December 31:

(MILLIONS)	2015	2016	2017
Base management fee (1)	$48.8	$65.7	$82.1
Incentive distribution	8.2	19.1	29.5
Total	$57.0	$84.8	$111.6

(1)        Pursuant to our Master Services Agreement, we pay the Service Provider a fixed base management fee equal to $20 million, which amount is annually adjusted for inflation, with the first adjustment having been made on January 1, 2013, at an inflation factor based on year-over-year United States consumer price index) plus 1.25% of the amount by which the Total Capitalization Value exceeds an initial reference value determined based on its market capitalization immediately following combination of the assets of the Fund and Brookfield Power Renewable Assets into BEP. In the event that the measured Total Capitalization Value in a given period is less than the initial reference value, the Service Provider will receive only the Base Management Fee of $20 million annually (subject to an annual escalation by the specified inflation factor described above). The Base Management Fee is calculated and paid on a quarterly basis. For any quarter in which the Managing General Partner determines that there is insufficient available cash to pay the base management fee as well as the next regular distribution on our LP Units, we may elect to pay all or a portion of the base management fee in our LP Units or in limited partnership units of BRELP, subject to certain conditions. See Item 6.A. “Directors and Senior Management – Our Master Services Agreement – Management Fee”.

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

•        sixth, 85% to the owners of BRELP’s partnership interests, other than holders of BRELP Preferred Units, pro rata to their percentage interests, and 15% to its general partner, until an amount has been distributed in respect of each limited partnership unit of BRELP, other than BRELP Preferred Units, equal to the excess of (i) the Second Distribution Threshold less the First Distribution Threshold for each quarter during the term of BRELP (subject to adjustment upon the subsequent issuance of additional partnership interests in BRELP), over (ii) the aggregate amount of distributions made in respect of a limited partnership units of BRELP pursuant to the fourth tier of the Regular Distribution Waterfall during the term of BRELP (subject to adjustment upon the subsequent issuance of additional partnership interests in BRELP); and

•        thereafter, 75% to the owners of BRELP’s partnership interests, other than holders of BRELP Preferred Units, pro rata to their percentage interests, and 25% to its general partner.

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

Outside Activities of the General Partner

Under the Amended and Restated Limited Partnership Agreement of BRELP, the general partner will be required to maintain as its sole activity the role of the general partner of BRELP. The general partner will not be permitted to engage in any activity or incur or guarantee any debts or liabilities except in connection with or incidental to its performance as general partner or incurring, guaranteeing, acquiring, owning or disposing of debt or equity securities of a subsidiary of a Holding Entity or any other holding vehicle established by BRELP.

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
			at December 31, 2017
Medium-term notes	Maturity	Interest Rate	(in millions)
Series 3 (C$200 million)	2018	5.25%	C$200 million
Series 4 (C$150 million)	2036	5.84%	C$150 million
Series 7 (C$450 million)	2020	5.14%	C$450 million
Series 8 (C$400 million)	2022	4.79%	C$400 million
Series 9 (C$400 million)	2025	3.75%	C$400 million
Series 10 (C$500 million)	2027	3.63%	C$500 million

Bond Indenture and Guarantees

The Bond Indenture provides for the issuance of one or more series of unsecured debentures or notes of Finco, a wholly-owned subsidiary of BEP, by way of supplemental indentures. The Bond Indenture amends and restates the trust indenture dated as of December 16, 2004, as amended, supplemented or restated, between Brookfield, Bank of New York Mellon and BNY Trust Company of Canada (the “Original Bond Indenture”). The Bond Indenture provided for Finco to assume Brookfield’s obligations in respect of the Series 3, Series 4 and Series 7 notes issued under supplemental indentures to the Original Bond Indenture. The Amended and Restated Second Supplemental Indenture to the Original Bond Indenture, dated October 27, 2006, provides for the issue of C$200 million aggregate principal amount of Series 3 medium term notes and C$150 million aggregate principal amount of Series 4 medium term notes. The Fifth Supplemental Indenture to the Original Bond Indenture, dated November 27, 2009, provides for the issue of C$450 million aggregate principal amount of Series 7 notes. The Seventh Supplemental Indenture dated February 7, 2012, provides for the issue of C$400 million aggregate principal amount of Series 8 notes. The Ninth Supplemental Indenture dated March 6, 2015, provides for the issue of C$400 million aggregate principal amount of Series 9 notes. The Tenth Supplemental Indenture dated August 12, 2016, provides for the issue of C$500 million aggregate principal amount of Series 10 notes.  Finco Bonds are unconditionally guaranteed by BEP and the other Finco Bond Guarantors as to payment of the principal of, premium, if any, and interest on all debentures issued by Finco under the Bond Indenture from time to time and all other obligations and liabilities owing by Finco to the trustee under the Bond Indenture. Pursuant to the guarantees, each of the Finco Bond Guarantors has agreed to not enter into any transaction whereby all or substantially all of the undertaking, property and assets of the Finco Bond Guarantor would become the property of any other person unless the other person assumed the obligations of the Finco Bond Guarantor under the guarantee and certain other conditions are met or unless the transaction is between or among any one or more of Finco, the Finco Bond Guarantor, another Finco Bond Guarantor and/or any subsidiary of any of them. The rights, obligations and liabilities of a Finco Bond Guarantor will terminate in the event that it transfers all or substantially all of its assets to another Finco Bond Guarantor.

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

•       Third Amended and Restated Limited Partnership Agreement of BRELP, dated February 11, 2016, as amended on May 25, 2016 and February 14, 2017, and further amended on January 16, 2018 (see Item 10.B “Memorandum and Articles of Association — Description of our LP Units, Preferred Units and the Amended and Restated Limited Partnership Agreement of BEP”).

•       Fourth Amended and Restated Limited Partnership Agreement of BEP, dated May 3, 2016, as amended on May 25, 2016 and February 14, 2017, and further amended on January 16, 2018 (see Item 10.B “Memorandum and Articles of Association — Description of our LP Units, Preferred Units and the Amended and Restated Limited Partnership Agreement of BEP”).

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

•       Guarantee Indenture, dated January 16, 2018, by and among the Preferred Unit Guarantors, BEP, and Computershare Trust Company of Canada (Series 13 Preferred Units) (see Item 10.B “Memorandum and Articles of Association — Description of our LP Units, Preferred Units and the Amended and Restated Limited Partnership Agreement of BEP — Preferred Unit Guarantees”).

•       Guarantee Indenture, dated January 16, 2018, by and among the Preferred Unit Guarantors, BEP, and Computershare Trust Company of Canada (Series 14 Preferred Units) (see Item 10.B “Memorandum and Articles of Association — Description of our LP Units, Preferred

Units and the Amended and Restated Limited Partnership Agreement of BEP — Preferred Unit Guarantees”).

Copies of the agreements noted above will be made available, free of charge, by the Managing General Partner and are available electronically on our EDGAR profile at www.sec.gov and on our SEDAR profile at www.sedar.com. Written requests for such documents should be directed to our Corporate Secretary at 73 Front Street, 5th Floor, Hamilton, HM 12, Bermuda, +441-294-3304.

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

The Managing General Partner and the BRELP General Partner do not expect to generate income or losses from “passive activities” for purposes of Section 469 of the U.S. Internal Revenue Code. Accordingly, income allocated to a U.S. Holder may not be offset by such holder’s Section 469 passive losses, and losses allocated to a U.S. Holder may not be used to offset such holder’s Section 469 passive income. In addition to the foregoing limitations, under the Tax Cuts and Jobs Act, non-corporate taxpayers are not permitted to deduct “excess business losses” for taxable years beginning after December 31, 2017, and before January 1, 2026. Each U.S. Holder should consult an independent tax adviser regarding the limitations on the deductibility of losses that such holder may be subject to under applicable sections of the U.S. Internal Revenue Code.

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

Limitations on interest deductions. A U.S. Holder’s share of BEP’s interest expense, if any, is likely to be treated as “investment interest” expense. For a non-corporate U.S. Holder, the deductibility of “investment interest” expense generally is limited to the amount of such holder’s “net investment income”. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment.  A U.S. Holder’s share of BEP’s dividend and interest income will be treated as investment income, although “qualified dividend income” subject to reduced rates of tax in the hands of an individual will only be treated as investment income if such individual elects to treat such dividend as ordinary income not subject to reduced rates of tax. In addition, state and local tax laws may disallow deductions for a U.S. Holder’s share of BEP’s interest expense.  Under Section 163(j) of the U.S. Internal Revenue Code, as amended by the Tax Cuts and Jobs Act, additional limitations may apply to a corporate U.S. Holder’s share of BEP’s interest expense, if any.

Deductibility of partnership investment expenditures by individual partners and by trusts and estates. Under the Tax Cuts and Jobs Act, individuals and certain estates and trusts will not be permitted to claim miscellaneous itemized deductions for taxable years beginning after December 31, 2017, and before January 1, 2026.  Such miscellaneous itemized deductions may include the operating expenses of BEP, including BEP’s allocable share of any management fees.

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

Foreign Tax Credit Limitations

Each U.S. Holder generally will be entitled to a foreign tax credit with respect to such U.S. Holder’s allocable share of creditable foreign taxes paid on BEP’s income and gains. Complex rules may, depending on such U.S. Holder’s particular circumstances, limit the availability or use of foreign tax credits. For example, gain from the sale of BEP’s investments may be treated as U.S.-source gain. Consequently, a U.S. Holder may not be able to use the foreign tax credit arising from any foreign taxes imposed on such gains unless the credit can be applied (subject to applicable limitations) against U.S. tax due on other income treated as derived from foreign sources. Certain losses that BEP incurs may be treated as foreign-source losses, which could reduce the amount of foreign tax credits otherwise available.

Deduction for Qualified Business Income

Under the Tax Cuts and Jobs Act, for taxable years beginning after December 31, 2017, and before January 1, 2026, U.S. taxpayers who have domestic “qualified business income” from a partnership generally are entitled to deduct the lesser of such qualified business income or 20% of taxable income. The 20% deduction is also allowed for “qualified publicly traded partnership income”. A U.S. Holder’s allocable share of BEP’s income is not expected to be treated as qualified business income or as qualified publicly traded partnership income.

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

Based on the organizational structure of BEP, as well as BEP’s expected income and assets, the Managing General Partner and the BRELP General Partner currently believe that a U.S. Holder is unlikely to be regarded as owning an interest in a PFIC solely by reason of owning LP Units during the taxable year ending December 31, 2018. However, there can be no assurance that an existing BEP entity or a future entity in which BEP acquires an interest will not be classified as a PFIC with respect to a U.S. Holder, because PFIC status is a factual determination that depends on the assets and income of a given entity and must be made on an annual basis. Moreover, in order to ensure that it satisfies the Qualifying Income Exception, among other reasons, BEP may decide to hold an existing or future Operating Entity through a Holding Entity that would be classified as a PFIC. See “— Investment Structure” below.

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

However, there can be no assurance that the law will not change or that the IRS will not deem BEP to be engaged in a U.S. trade or business. If, contrary to the Managing General Partner’s expectations, BEP is treated as engaged in a U.S. trade or business, then a Non-U.S. Holder generally would be required to file a U.S. federal income tax return, even if no effectively connected income were allocable to it. If BEP were to have income treated as effectively connected with a U.S. trade or business, then a Non-U.S. Holder would be required to report that income and would be subject to U.S. federal income tax at the regular graduated rates. In addition, BEP generally would be required to withhold U.S. federal income tax on such Non-U.S. Holder’s distributive share of such income. A corporate Non-U.S. Holder might also be subject to branch profits tax at a rate of 30%, or at a lower treaty rate, if applicable. Under the Tax Cuts and Jobs Act, if, contrary to expectation, BEP were engaged in a U.S. trade or business, then gain or loss from the sale of LP Units by a Non-U.S. Holder would be treated as effectively connected with such trade or business to the extent that such Non-U.S. Holder would have had effectively connected gain or loss had BEP sold all of its assets at their fair market value as of the date of such sale. In such case, any such effectively connected gain generally would be taxable at the regular graduated rates, and the amount realized from such sale generally would be subject to a 10% U.S. federal withholding tax. The 10% U.S. federal withholding tax obligation temporarily is suspended with respect to the disposition of an interest in a publicly traded partnership until regulations or other guidance has been issued.

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

The application of the Bipartisan Budget Act of 2015 to BEP and LP Unitholders is uncertain and remains subject to Treasury Regulations and IRS guidance yet to be made final. Each LP Unitholder should consult an independent tax adviser regarding the implications of the Bipartisan Budget Act of 2015 for an investment in LP Units.

Tax Shelter Regulations and Related Reporting Requirements

If BEP were to engage in a “reportable transaction”, BEP (and possibly LP Unitholders) would be required to make a detailed disclosure of the transaction to the IRS in accordance with regulations governing tax shelters and other potentially tax-motivated transactions. A transaction may be a reportable transaction based upon any of several factors, including the fact that it is a type of tax avoidance transaction publicly identified by the IRS as a “listed transaction” or “transaction of interest”, or that it produces certain kinds of losses exceeding certain thresholds. An investment in BEP may be considered a “reportable transaction” if, for example, BEP were to recognize certain significant losses in the future. In certain circumstances, an LP Unitholder who disposes of an interest in a transaction resulting in the recognition by such holder of significant losses in excess of certain threshold amounts may be obligated to disclose its participation in such transaction. Certain of these rules are unclear, and the scope of reportable transactions can change retroactively. Therefore, it is possible that the rules may apply to transactions other than significant loss transactions.

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

Information Reporting with Respect to Foreign Financial Assets

Under Treasury Regulations, certain U.S. persons that own “specified foreign financial assets” with an aggregate fair market value exceeding either $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year generally are required to file an information report with respect to such assets with their tax returns. Significant penalties may apply to persons who fail to comply with these rules. Specified foreign financial assets include not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person, and any interest in a foreign entity. The failure to report information required under the current regulations could result in substantial penalties and in the extension of the statute of limitations with respect to federal income tax returns filed by an LP Unitholder. Each LP Unitholder should consult an independent tax adviser regarding the possible implications of these Treasury Regulations for an investment in LP Units.

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

This summary is not applicable to a Holder: (i) that is a “financial institution” (as defined in the Tax Act) for purposes of the “mark-to-market” property rules; (ii) that is a “specified financial institution” (as defined in the Tax Act); (iii) who makes or has made a functional currency reporting election pursuant to section 261 of the Tax Act; (iv) an interest in which would be a “tax shelter investment” (as defined in the Tax Act) or who acquires a Unit as a “tax shelter investment” (and this summary assumes that no such persons hold our Units); (v) that has, directly or indirectly, a “significant interest” (as defined in subsection 34.2(1) of the Tax Act) in BEP; (vi) if  any affiliate of BRELP is, or becomes as part of a series of transactions that includes the acquisition of Units, a “foreign affiliate” (for purposes of the Tax Act) to such Holder or to any corporation that does not deal at arm’s length with such Holder for purposes of the Tax Act, or (vii) that has entered or will enter into a “derivative forward agreement” (as defined in the Tax Act) in respect of our Units. Any such Holders should consult their own tax advisors with respect to an investment in our Units.  This summary does not address the split income rules in Section 120.4 of the Tax Act as proposed to be amended. Holders should consult their own tax advisors in that regard.

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

BEP and BRELP will each be deemed to be a non-resident person in respect of certain amounts paid or credited or deemed to be paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Dividends or interest (other than interest not subject to Canadian federal withholding tax) paid or deemed to be paid by a person resident or deemed to be resident in Canada to BRELP will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. However, the CRA’s administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through the partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-resident partners may be entitled to under an applicable income tax treaty or convention, provided that the residency status and entitlement to the treaty benefits can be established. In determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to BRELP, the Managing General Partner and the BRELP General Partner expect the Holding Entities to look-through BRELP and BEP to the residency of BEP’s partners (including partners who are resident in Canada) and to take into account any reduced rates of Canadian federal withholding tax that non-resident partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to BRELP. However, there can be no assurance that the CRA will  apply its administrative practice in this context. Under the Treaty, a Canadian-resident payer is required in certain circumstances to look-through fiscally transparent partnerships, such as BEP and BRELP, to the residency and Treaty entitlements of their partners and to take into account the reduced rates of Canadian federal withholding tax that such partners may be entitled to under the Treaty. Under the Amended and Restated Limited Partnership Agreement of BEP, the amount of any taxes withheld or paid by BEP, BRELP or the Holding Entities in respect of our Units may be treated either as a distribution to our Unitholders or as a general expense of BEP, as determined by the Managing General Partner in its sole discretion. However, the Managing General Partner’s current intention is to treat all such amounts as a distribution to our Unitholders.

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

Eligibility for Investment

Provided that our Units are listed on a “designated stock exchange” (which currently includes the NYSE and the TSX), our Units will  be “qualified investments” under the Tax Act for a trust governed by an  RRSP, deferred profit sharing plan, RRIF, RESP, RDSP, and a TFSA.

Notwithstanding the foregoing, a holder of a TFSA or an RDSP, a subscriber of an RESP or an annuitant under an RRSP or RRIF, as the case may be, will be subject to a penalty tax if our Units are a “prohibited investment” (as defined in the Tax Act) for the TFSA, RDSP, RESP, RRSP or RRIF.  Our Units generally will not be a “prohibited investment” on the date hereof if the holder of the TFSA or RDSP, the subscriber of the RESP or the annuitant under the RRSP or RRIF, as applicable:  (i) deals at arm’s length for the purposes of the Tax Act with BEP;  and (ii) does not have a “significant interest” (as defined in the Tax Act for purposes of the “prohibited investment” rules) in BEP.

Holders who hold our Units in a TFSA, RDSP, RESP, RRSP or RRIF should consult their own tax advisors regarding the application of the foregoing “prohibited investment” rules having regard to their particular circumstances.

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

BEP and BRELP will each be deemed to be a non-resident person in respect of certain amounts paid or credited or deemed to be paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Dividends or interest (other than interest not subject to Canadian federal withholding tax) paid or deemed to be paid by a person resident or deemed to be resident in Canada to BRELP will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. However, the CRA’s administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through the partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-resident partners may be entitled to under an applicable income tax treaty or convention, provided that the residency status and entitlement to the treaty benefits can be established. In determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to BRELP, the Managing General Partner and the BRELP General Partner expect the Holding Entities to look-through BRELP and BEP to the residency of BEP’s partners (including partners who are resident in Canada) and to take into account any reduced rates of Canadian federal withholding tax that non-resident partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to BRELP. However, there can be no assurance that the CRA will  apply its administrative practice in this context. Under the Treaty, a Canadian-resident payer is required in certain circumstances to look through fiscally transparent partnerships, such as BEP and BRELP, to the residency and Treaty entitlements of their partners and take into account the reduced rates of Canadian federal withholding tax that such partners may be entitled to under the Treaty. Under the Amended and Restated Limited Partnership Agreement of BEP, the amount of any taxes withheld or paid by BEP, BRELP or the Holding Entities in respect of our Units may be treated either as a distribution to our Unitholders or as a general expense of BEP, as determined by the Managing General Partner in its sole discretion. However, the Managing General Partner’s current intention is to treat all such amounts as a distribution to our Unitholders.

Bermuda Tax Considerations

As a Bermuda exempted limited partnership and under current Bermuda law, neither BEP nor BRELP is subject to tax on profits, income or dividends, nor is there any capital gains tax, estate duty or death duty in Bermuda.

Furthermore, each of BEP and BRELP has received an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act 1966 (as amended), that in the event that Bermuda enacts any legislation imposing tax computed on profits, income, any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, each of BEP and BRELP and none of its operations or its shares, debentures or other obligations shall be exempt from the imposition of such tax until 31 March 2035, provided that such exemption shall not prevent the application of any tax payable in accordance with the provisions of the Land Tax Act, 1967 or otherwise payable in relation to land in Bermuda leased to BEP or BRELP.

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

            The contracts and other documents referred to in this Form 20-F, and our SEC filings are and will be available on our EDGAR profile at www.sec.gov, respectively. You may also read and copy any document Brookfield Renewable files with the SEC at the public reference facilities maintained by the SEC at SEC Headquarters, Public Reference Section, 100 F Street, N.E., Washington D.C. 20549. You may obtain information on the operation of the SEC’s public reference facilities by calling the SEC at 1-800-SEC-0330.

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

ITEM 15.     CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (Exchange Act)), as of the end of the period covered by this Form 20-F. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2017, our disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that material information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. While disclosure controls and procedures and internal controls over financial reporting were adequate and effective we continue to implement certain measures to strengthen control processes and procedures.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including persons performing the functions of principal executive and principal financial officers for us, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2017, based on the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on evaluation under the foregoing, our management concluded that our internal control over financial reporting was effective as of December 31, 2017. Management excluded from its design and assessment of internal control over financial reporting the internal controls of the 16 MW Shantavny wind project in Northern Ireland and TerraForm Global both of which were acquired in 2017, whose total assets, net assets on a combined basis constitute approximately 7% and 5%, respectively, of the consolidated financial statement amounts as of December 31, 2017 and nil% of revenues and net income, for the year then ended.

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

Report of Independent Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2017 has been audited by Ernst & Young LLP, Chartered Professional Accountants, Licensed Public Accountants, who have also audited our consolidated financial statements, as stated in their reports which are included herein.

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

Changes in Internal Control

There was no change in our internal control over financial reporting during the year ended December 31, 2017, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

16.B            CODE OF ETHICS

Brookfield Renewable has adopted a Code of Business Conduct and Ethics that applies to the members of the board of directors of our Managing General Partner, our partnership and any officers or employees of our Managing General Partner. The Code has been updated as of November 2016 and we have posted a copy of the current Code on our website at https://bep.brookfield.com/en/corporate-governance/governance-documents.

16.C            PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our Managing General Partner has retained Ernst & Young LLP to act as our partnership’s independent registered chartered accountants.

The table below summarizes the fees for professional services rendered by Ernst & Young LLP for the audit of our annual financial statements for the years ended December 31, 2017, 2016, and 2015. A majority of the fees to Ernst & Young are billed and settled in Canadian dollars. In order to provide comparability with BEP’s financial statements, which are reported in U.S. dollars, all Canadian dollar amounts in the table have been converted to U.S. dollars at an average rate as follows:  2017: C$1.00 = US$0.77, 2016: C$1.00 = US$0.75, and 2015: C$1.00 = US$0.78.

$ THOUSANDS	2017	2016	2015
Audit Fees (1)	8,198	6,668	6,759
Audit-related fees (2)	862	932	518
Tax fees (3)	84	38	140
	9,144	7,638	7,417

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

16.D            EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

None.

16.E            PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

BEP Repurchases

BEP may from time-to-time, subject to applicable law, purchase LP Units for cancellation in the open market, provided that any necessary approval has been obtained. In December 2017, the TSX accepted a notice of BEP’s intention to renew its normal course issuer bid, which permitted BEP to repurchase up to 9,000,000 issued and outstanding LP Units. The price to be paid for our LP Units under the normal course issuer bid was the market price at the time of purchase. The actual number of LP Units to be purchased and the timing of such purchases will be determined by BEP, and all purchases were made through the facilities of the TSX or the NYSE. Repurchases were authorized to commence on December 29, 2017 and required to terminate on December 28, 2018 or earlier should BEP have completed its repurchases prior to such date. For the year ended December 31, 2017, BEP made no repurchases.

Issuer Purchases of Equity Securities
Period	(a) Total Number of LP Units Purchased	(b) Average Price Paid per LP Unit	(c) Total Number of LP Units Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of LP Units that May Yet Be Purchased Under the Plans or Programs

December 29, 2016 to December 28, 2017	Nil	Nil	Nil	8,300,000

BRP Equity Repurchases

In June 2017, the TSX accepted a notice of BRP Equity’s intention to renew its normal course issuer bid in connection with its outstanding Class A Preference Shares, which permits BRP Equity to repurchase up to 10% of the total public float of each series of the Class A Preference Shares.   Repurchases were authorized to commence on June 27, 2017 and the bid will expire on June 26, 2018 or earlier should BRP Equity complete its repurchases prior to such date. For the year ended December 31, 2017, BRP Equity made no repurchases.

Issuer Purchases of Equity Securities
Period	(a) Total Number of Shares Purchased		(b) Average Price Paid per Share	(c) Total number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
January 1, 2017 to June 26, 2017	Series 1	Nil	Nil	Nil	544,887
	Series 2	Nil	Nil	Nil	451,038
	Series 3	Nil	Nil	Nil	996,139
	Series 5	Nil	Nil	Nil	411,450
	Series 6	Nil	Nil	Nil	700,000
June 27, 2017 to December 31, 2017	Series 1	Nil	Nil	Nil	544,887
	Series 2	Nil	Nil	Nil	451,038
	Series 3	Nil	Nil	Nil	996,139
	Series 5	Nil	Nil	Nil	411,450
	Series 6	Nil	Nil	Nil	700,000

16.F            CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

16.G            CORPORATE GOVERNANCE

Our corporate practices are not materially different from those required of domestic limited partnerships under the NYSE listing standards.

16.H            MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.     FINANCIAL STATEMENTS

Not applicable.

ITEM 18.     FINANCIAL STATEMENTS

See our financial statements beginning on page F-1, which are filed as part of this Form 20-F.

ITEM 19.     EXHIBITS

Number	Description
1.1	Certificate of Registration of Brookfield Renewable Energy Partners L.P., dated June 29, 2011.(1)
1.2	Certificate of Deposit of Supplementary Certificate of Brookfield Renewable Energy Partners L.P., dated August 29, 2011.(1)
1.3	Certificate of Deposit of Supplementary Certificate of Brookfield Renewable Energy Partners L.P., dated December 21, 2011.(1)
1.4	Certificate of Deposit of Supplementary Certificate of Brookfield Renewable Energy Partners L.P., dated May 11, 2012.(1)
1.5	Certificate of Deposit of Supplementary Certificate of Brookfield Renewable Partners L.P., dated May 4, 2016.(6)
1.6	Certificate of Deposit of Memorandum of Increase of Share Capital, dated November 23, 2011.(1)
1.7	Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated May 3, 2016.(7)
1.8	First Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated May 25, 2016.(8)
1.9	Second Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated February 14, 2017.(10)
1.10	Third Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated January 16, 2018.(11)
1.11	Articles of Incorporation of Brookfield Renewable Partners Limited.(1)
1.12	Form 13 Amending the Registered Office of Brookfield Renewable Partners Limited.(1)
1.13	Bye-laws of Brookfield Renewable Partners Limited.(5)
4.1	Third Amended and Restated Limited Partnership Agreement of Brookfield Renewable Energy L.P., dated February 11, 2016.(4)
4.2	First Amendment to the Third Amended and Restated Limited Partnership Agreement of Brookfield Renewable Energy L.P., dated May 25, 2016.(8)
4.3	Second Amendment to the Third Amended and Restated Limited Partnership Agreement of Brookfield Renewable Energy L.P., dated February 14, 2017.(10)
4.4	Third Amendment to the Third Amended and Restated Limited Partnership Agreement of Brookfield Renewable Energy L.P., dated January 16, 2018.(11)
4.5

Amended and Restated Master Services Agreement, dated February 26, 2015, by and among Brookfield Asset Management Inc., Brookfield Renewable Energy Partners L.P., Brookfield Renewable Energy L.P., and others.(2)

4.6

Relationship Agreement, dated November 28, 2011, by and among Brookfield Renewable Energy Partners L.P., Brookfield Renewable Energy L.P., the Service Provider, Brookfield Asset Management Inc., and others.(1)

4.7	Registration Rights Agreement, dated November 28, 2011, between Brookfield Renewable Energy Partners L.P. and Brookfield Renewable Power Inc.(1)
4.8

Combination Agreement, dated September 12, 2011, by and among Brookfield Renewable Power Inc., Brookfield Renewable Power Fund, Brookfield Renewable Power Trust and Brookfield Renewable Energy Partners L.P.(1)

4.9

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

4.11

Amended and Restated Guarantee Indenture, dated November 25, 2011, by and among the Preference Share Guarantors from time to time party thereto, Brookfield Renewable Power Preferred Equity Inc., and Computershare Trust Company of Canada (Class A Preference Shares, Series 2).(1)

4.12	Guarantee, dated November 23, 2011, by Brookfield Renewable Energy L.P. and BNY Trust Company of Canada.(1)
4.13	Guarantee, dated November 23, 2011, by Brookfield Renewable Energy Partners L.P. and BNY Trust Company of Canada.(1)
4.14	Guarantee, dated November 23, 2011, by BRP Bermuda Holdings I Limited and BNY Trust Company of Canada.(1)
4.15	Guarantee, dated November 23, 2011, by Brookfield BRP Holdings (Canada) Inc. and BNY Trust Company of Canada.(1)
4.16	Energy Revenue Agreement, dated November 23, 2011, between Brookfield Energy Marketing LP and Brookfield Power US Holding America Co.(1)
4.17

Amended and Restated Guarantee Indenture, dated November 25, 2011, by and among the Preference Share Guarantors from time to time party thereto, Brookfield Renewable Power Preferred Equity Inc. and Computershare Trust Company of Canada (Class A Preference Shares, Series 1).(1)

4.18

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

4.20

Guarantee Indenture, dated October 11, 2012, by and among the Preference Share Guarantors from time to time party thereto, Brookfield Renewable Power Preferred Equity Inc., and Computershare Trust Company of Canada (Class A Preference Shares, Series 4).(1)

4.21

Guarantee Indenture, dated January 29, 2013, by and among the Preference Share Guarantors from time to time party thereto, Brookfield Renewable Power Preferred Equity Inc., and Computershare Trust Company of Canada (Class A Preference Shares, Series 5).(1)

4.22

Guarantee Indenture, dated May 1, 2013, by and among the Preference Share Guarantors from time to time party thereto, Brookfield Renewable Power Preferred Equity Inc., and Computershare Trust Company of Canada (Class A Preference Shares, Series 6).(1)

4.23	Guarantee, dated October 7, 2014, by Brookfield BRP Europe Holdings (Bermuda) Limited and BNY Trust Company of Canada.(2)
4.24	Guarantee, dated February 26, 2015, by Brookfield Renewable Investments Limited and BNY Trust Company of Canada.(2)
4.25

Guarantee Indenture, dated November 25, 2015, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Energy Partners L.P., and Computershare Trust Company of Canada (Series 7 Preferred Units).(3)

4.26

Guarantee Indenture, dated November 25, 2015, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Energy Partners L.P., and Computershare Trust Company of Canada (Series 8 Preferred Units).(3)

4.27

Guarantee Indenture, dated February 11, 2016, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Energy Partners L.P., and Computershare Trust Company of Canada (Series 5 Preferred Units).(4)

4.28

Guarantee Indenture, dated May 25, 2016, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Partners L.P., and Computershare Trust Company of Canada (Series 9 Preferred Units).(8)

4.29

Guarantee Indenture, dated May 25, 2016, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Partners L.P., and Computershare Trust Company of Canada (Series 10 Preferred Units).(8)

4.30

Guarantee Indenture, dated February 14, 2017, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Partners L.P., and Computershare Trust Company of Canada (Series 11 Preferred Units).(10)

4.31

Guarantee Indenture, dated February 14, 2017, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Partners L.P., and Computershare Trust Company of Canada (Series 12 Preferred Units).(10)

4.32

Guarantee Indenture, dated January 16, 2018, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Partners L.P., and Computershare Trust Company of Canada (Series 13 Preferred Units).(11)

4.33

Guarantee Indenture, dated January 16, 2018, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Partners L.P., and Computershare Trust Company of Canada (Series 14 Preferred Units).(11)

8.1	Significant subsidiaries (as defined in §210-1.02(w) of Regulation S-X) of Brookfield Renewable Partners L.P. (incorporated by reference to Item 4.C “Organizational Structure”).
11.1	Code of Business Conduct and Ethics.(9)
12.1

Certification of Sachin Shah, Chief Executive Officer of BRP Energy Group L.P., the Service Provider of Brookfield Renewable Partners L.P., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(12)

12.2

Certification of Wyatt Hartley, Chief Financial Officer of BRP Energy Group L.P., the Service Provider of Brookfield Renewable Partners L.P., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(12)

13.1

Certification of Sachin Shah, Chief Executive Officer of BRP Energy Group L.P., the Service Provider of Brookfield Renewable Partners L.P., pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes Oxley Act of 2002.(12)

13.2

Certification of Wyatt Hartley, Chief Financial Officer of BRP Energy Group L.P., the Service Provider of Brookfield Renewable Partners L.P., pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes Oxley Act of 2002.(12)

15.1	Board of Directors Charter of the Managing General Partner of Brookfield Renewable Partners L.P.(12)
15.2	Audit Committee Charter of the Managing General Partner of Brookfield Renewable Partners L.P.(12)
15.3	Consent of Ernst & Young LLP.(12)
101

The following materials from Brookfield Renewable Partners L.P.’s annual report on Form 20-F for the year ended December 31, 2017, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Financial Statements of Brookfield Renewable Partners L.P. and (ii) Notes to the Consolidated Financial Statements of Brookfield Renewable Partners L.P., tagged as blocks of text and in detail.(12)

(1)               Filed as an exhibit to Registration Statement on Form 20-F including all amendments thereto, with the last such amendment having been made on May 16, 2013, and incorporated herein by reference.

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

(11)             Filed as an exhibit to form 6-K on January 17, 2018, an incorporated herein by reference.

(12)             Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing this Form 20-F and that it has duly caused and authorized the undersigned to sign this Form 20-F on its behalf.

Dated: February 28, 2018	BROOKFIELD RENEWABLE PARTNERS L.P. by its general partner, Brookfield Renewable Partners Limited

By:
		Name:	Wyatt Hartley
		Title:	Chief Financial Officer of the Service Provider, BRP Energy Group L.P.

BROOKFIELD RENEWABLE PARTNERS L.P.

 INDEX TO FINANCIAL STATEMENTS

Page

Audited Consolidated Financial Statements as at December 31, 2017 and 2016 and for the	F-2
Years Ended December 31, 2017, 2016 and 2015

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

Sachin Shah Chief Executive Officer	Wyatt Hartley Chief Financial Officer

  February 28, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Brookfield Renewable Partners Limited (General Partner of Brookfield Renewable Partners L.P.) and Partners of Brookfield Renewable Partners L.P.

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated financial statements of Brookfield Renewable Partners L.P. (“Brookfield Renewable”), which comprise the consolidated statements of financial position as at December 31, 2017 and December 31, 2016, the consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the years in the three-year period ended December 31, 2017, and the related notes, comprising a summary of significant accounting policies and other explanatory information (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the consolidated financial position of Brookfield Renewable as at December 31, 2017 and December 31, 2016, and its consolidated financial performance and its consolidated cash flows for each of the years in the three-year period ended December 31, 2017, in accordance with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board.

Report on internal control over financial reporting

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), Brookfield Renewable’s internal control over financial reporting as of December 31, 2017, based on the criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (“COSO”), and our report dated February 28, 2018 expressed an unqualified opinion on the effectiveness of Brookfield Renewable’s internal control over financial reporting.

Basis for Opinion

Management’s Responsibility for the Consolidated Financial Statements

Management is responsible for the preparation and fair presentation of these consolidated financial statements in accordance with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board, and for such internal control as management determines is necessary to enable the preparation of consolidated financial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility

Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We conducted our audits in accordance with Canadian generally accepted auditing standards and the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free from material misstatement, whether due to error or fraud. Those standards also require that we comply with ethical requirements, including independence. We are required to be independent with respect to Brookfield Renewable in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB. We are a public accounting firm registered with the PCAOB.

An audit includes performing procedures to assess the risks of material misstatements of the consolidated financial statements, whether due to error or fraud, and performing procedures to respond to those risks. Such procedures included obtaining and examining, on a test basis, audit evidence regarding the amounts and disclosures in the consolidated financial statements. The procedures selected depend on our judgment, including the assessment of the risks of material misstatement of the consolidated financial statements, whether due to fraud or error. In making those risk assessments, we consider internal control relevant to Brookfield Renewable’s preparation and fair presentation of the consolidated financial statements in order to design audit procedures that are appropriate in the circumstances.

An audit also includes evaluating the appropriateness of accounting policies and principles used and the reasonableness of accounting estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements.

We believe that the audit evidence we have obtained in our audits is sufficient and appropriate to provide a reasonable basis for our audit opinion.

We have served as Brookfield Renewable’s auditors since 2011.

Toronto, Canada

February 28, 2018

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

Management assessed the effectiveness of Brookfield Renewable’s internal control over financial reporting as of December 31, 2017, based on the criteria set forth in Internal Control – Integrated Framework  issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concludes that, as of December 31, 2017, Brookfield Renewable’s internal control over financial reporting is effective. Management excluded from its design and assessment of internal control over financial reporting the internal controls of the 16 MW Shantavny wind project in Northern Ireland and TerraForm Global, Inc. acquired in 2017, whose total assets, net assets on a combined basis constitute approximately 7% and 5%, respectively, of the consolidated financial statement amounts as of December 31, 2017 and nil% of revenues and net income, for the year then ended.

Brookfield Renewable’s internal control over financial reporting as of December 31, 2017, has been audited by Ernst & Young LLP, the Independent Registered Public Accounting Firm, who also audited Brookfield Renewable’s consolidated financial statements for the year ended December 31, 2017. As stated in the Report of Independent Registered Public Accounting Firm, Ernst & Young LLP expressed an unqualified opinion on the effectiveness of Brookfield Renewable’s internal control over financial reporting as of December 31, 2017.

Sachin Shah Chief Executive Officer	Wyatt Hartley Chief Financial Officer

February 28, 2018

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors of Brookfield Renewable Partners Limited (General Partner of Brookfield Renewable Partners L.P.) and Partners of Brookfield Renewable Partners L.P.

Opinion on Internal Control over Financial Reporting

We have audited Brookfield Renewable Partners L.P. (“Brookfield Renewable”)’s internal control over  financial reporting as of December 31, 2017, based on criteria established in Internal Control—Integrated Framework (2013) issued by  the Committee of Sponsoring Organizations of the Treadway   Commission (the “COSO criteria”). In our opinion, Brookfield Renewable maintained, in all material respects, effective internal control over financial reporting as of December 31, 2017, based on the COSO criteria.

As indicated in the accompanying Management’s Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the 16 MW Shantavny wind project in Northern Ireland and TerraForm Global acquired in 2017, which are included in the 2017 consolidated financial statements of Brookfield Renewable and constituted approximately 7% and 5% of total and net assets, respectively, as of December 31, 2017 and nil% of revenues and net income for the year then ended. Our audit of internal control over financial reporting of Brookfield Renewable also did not include an evaluation of the internal control over financial reporting of the 16 MW Shantavny wind project in Northern Ireland and TerraForm Global acquired in 2017.

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public  Company  Accounting Oversight Board (United States) (“PCAOB”), the 2017 consolidated financial statements of Brookfield Renewable and our report dated February 28, 2018 expressed an unqualified opinion on those consolidated financial statements.

Basis for Opinion

Brookfield Renewable’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness  of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility  is to express an opinion on Brookfield Renewable’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to Brookfield Renewable in accordance with the ethical requirements that are relevant to our audit of the consolidated financial statements in Canada, the U.S. federal securities laws and the applicable rules and regulations  of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control Over Financial Reporting

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

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Toronto, Canada

February 28, 2018

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME

FOR THE YEAR ENDED DECEMBER 31
(MILLIONS, EXCEPT AS NOTED)	Notes	2017	2016	2015
Revenues	27	$2,625	$2,452	$1,628
Other income	7	47	64	122
Direct operating costs	8	(978)	(1,038)	(552)
Management service costs	27	(82)	(62)	(48)
Interest expense – borrowings	13	(632)	(606)	(429)
Share of earnings from equity-accounted investments	19	2	-	10
Unrealized financial instruments loss	5	(33)	(4)	(9)
Depreciation	12	(782)	(781)	(616)
Other	9	(28)	(38)	(63)
Income tax (expense) recovery
Current	11	(39)	(44)	(18)
Deferred	11	(49)	97	78
		(88)	53	60
Net income		$51	$40	$103
Net income attributable to:
Non-controlling interests
Participating non-controlling interests - in
operating subsidiaries	14	$53	$65	$69
General partnership interest in a holding
subsidiary held by Brookfield	14	(1)	-	-
Participating non-controlling interests - in a
holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	14	(23)	(29)	1
Preferred equity	14	26	25	30
Preferred limited partners' equity	15	28	15	1
Limited partners' equity	16	(32)	(36)	2
		$51	$40	$103
Basic and diluted (loss) earnings per LP Unit		$(0.18)	$(0.23)	$0.01

The accompanying notes are an integral part of these consolidated financial statements.

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

FOR THE YEAR ENDED DECEMBER 31
(MILLIONS)	Notes	2017	2016	2015
Net income		$51	$40	$103
Other comprehensive income that will not be
reclassified to net income
Revaluations of property, plant and equipment	12	872	417	1,197
Revaluations of property, plant and equipment
related to equity-accounted investments	19	54	7	96
Actuarial (loss) gain on defined benefit plans	29	(2)	(2)	5
Deferred income taxes on above items	11	338	(34)	(283)
Total items that will not be reclassified to net income		1,262	388	1,015
Other comprehensive income (loss) that may be
reclassified to net income
Gains arising during the year on financial
instruments designated as cash-flow hedges	5	4	8	10
Unrealized (loss) gain on available-for-sale securities	5	(22)	61	-
Reclassification adjustments for amounts
recognized in net income	5	(1)	(41)	(32)
Foreign currency translation	10	190	986	(1,138)
Unrealized (loss) gain on foreign exchange swaps -
net investment hedge	5	(94)	(66)	55
Deferred income taxes on above items	11	11	(7)	(8)
Total items that may be reclassified subsequently to net income		88	941	(1,113)
Other comprehensive income (loss)		1,350	1,329	(98)
Comprehensive income		$1,401	$1,369	$5
Comprehensive income attributable to:
Non-controlling interests
Participating non-controlling interests - in
operating subsidiaries	14	$436	$700	$273
General partnership interest in a holding
subsidiary held by Brookfield	14	8	6	(2)
Participating non-controlling interests - in a holding
subsidiary - Redeemable/Exchangeable
units held by Brookfield	14	370	275	(86)
Preferred equity	14	65	41	(87)
Preferred limited partners' equity	15	28	15	1
Limited partners' equity	16	494	332	(94)
		$1,401	$1,369	$5

The accompanying notes are an integral part of these consolidated financial statements.

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT DECEMBER 31
(MILLIONS)	Notes	2017	2016
Assets
Current assets
Cash and cash equivalents	20	$799	$223
Restricted cash	21	181	121
Trade receivables and other current assets	22	554	454
Financial instrument assets	5	72	55
Due from related parties	27	60	54
		1,666	907
Financial instrument assets	5	113	145
Equity-accounted investments	19	721	206
Property, plant and equipment, at fair value	12	27,096	25,257
Goodwill	17	901	896
Deferred income tax assets	11	177	150
Other long-term assets	23	230	176
		$30,904	$27,737
Liabilities
Current liabilities
Accounts payable and accrued liabilities	24	$542	$467
Financial instrument liabilities	5	184	156
Due to related parties	27	112	76
Current portion of long-term debt	13	1,676	1,034
		2,514	1,733
Financial instrument liabilities	5	86	72
Long-term debt and credit facilities	13	10,090	9,148
Deferred income tax liabilities	11	3,588	3,802
Other long-term liabilities	25	344	310
		16,622	15,065
Equity
Non-controlling interests
Participating non-controlling interests - in operating
subsidiaries	14	6,298	5,589
General partnership interest in a holding subsidiary
held by Brookfield	14	58	55
Participating non-controlling interests - in a holding subsidiary
- Redeemable/Exchangeable units held by Brookfield	14	2,843	2,680
Preferred equity	14	616	576
Preferred limited partners' equity	15	511	324
Limited partners' equity	16	3,956	3,448
		14,282	12,672
		$30,904	$27,737

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of Brookfield Renewable Partners L.P.:

Patricia Zuccotti Director	David Mann Director

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income (loss)							Non-controlling interests
												Participating
											General	non-controlling
											partnership	interests - in a
				Actuarial						Participating	interest in	holding subsidiary
				losses on		Available-	Total	Preferred		non-controlling	a holding	- Redeemable
	Limited	Foreign		defined		for-sale	limited	limited		interests - in	subsidiary	/Exchangeable
YEAR ENDED DECEMBER 31	partners'	currency	Revaluation	benefit	Cash flow	invest-	partners'	partners'	Preferred	operating	held by	units held by	Total
(MILLIONS)	equity	translation	surplus	plans	hedges	ments	equity	equity	equity	subsidiaries	Brookfield	Brookfield	equity
Balance, as at December 31, 2016	$(257)	$(404)	$4,124	$(8)	$(31)	$24	$3,448	$324	$576	$5,589	$55	$2,680	$12,672
Net (loss) income	(32)	-	-	-	-	-	(32)	28	26	53	(1)	(23)	51
Other comprehensive income (loss)	-	26	508	(1)	2	(9)	526	-	39	383	9	393	1,350
Preferred LP Units and LP Units issued
- (Note 15, 16)
Net proceeds	411	-	-	-	-	-	411	187	-	-	-	-	598
Adjustment	(63)						(63)	-	-	-	1	62	-
Capital contributions (Note 14)	-	-	-	-	-	-	-	-	-	294	-	-	294
Acquisition	-	-	-	-	-	-	-	-	-	525	-	-	525
Distributions or dividends declared	(328)	-	-	-	-	-	(328)	(28)	(26)	(539)	(35)	(243)	(1,199)
Distribution reinvestment plan	10	-	-	-	-	-	10	-	-	-	-	-	10
Other	-	-	(16)	-	-	-	(16)	-	1	(7)	29	(26)	(19)
Change in year	(2)	26	492	(1)	2	(9)	508	187	40	709	3	163	1,610
Balance, as at December 31, 2017	$(259)	$(378)	$4,616	$(9)	$(29)	$15	$3,956	$511	$616	$6,298	$58	$2,843	$14,282

Balance, as at December 31, 2015	$(485)	$(670)	$4,019	$(7)	$(30)	$-	$2,827	$128	$610	$2,587	$52	$2,559	$8,763
Net income	(36)	-	-	-	-	-	(36)	15	25	65	-	(29)	40
Other comprehensive (loss) income	-	241	105	(1)	(1)	24	368	-	16	635	6	304	1,329
Exchange of preferred shares	-	-	-	-	-	-	-	49	(49)	-	-	-	-
Preferred LP Units and LP Units issued
Net proceeds	657	-	-	-	-	-	657	147	-	-	-	-	804
Adjustment	(85)	-	-	-	-	-	(85)	-	-	-	2	83	-
Capital contributions	-	-	-	-	-	-	-	-	-	2,621	-	-	2,621
Acquisition	-	-	-	-	-	-	-	-	-	1,417	-	-	1,417
Distributions or dividends declared	(281)	-	-	-	-	-	(281)	(15)	(25)	(119)	(24)	(232)	(696)
Distribution reinvestment plan	9	-	-	-	-	-	9	-	-	-	-	-	9
MTO adjustments	(24)	25	-	-	-	-	1	-	-	(1,617)	-	-	(1,616)
Other	(12)	-	-	-	-	-	(12)	-	(1)	-	19	(5)	1
Change in year	228	266	105	(1)	(1)	24	621	196	(34)	3,002	3	121	3,909
Balance, as at December 31, 2016	$(257)	$(404)	$4,124	$(8)	$(31)	$24	$3,448	$324	$576	$5,589	$55	$2,680	$12,672

The accompanying notes are an integral part of these consolidated financial statements.

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income (loss)						Non-controlling interests
											Participating
										General	non-controlling
										partnership	interests - in a
				Actuarial					Participating	interest in	holding subsidiary
				losses on		Total	Preferred		non-controlling	a holding	- Redeemable
	Limited	Foreign		defined		limited	limited		interests - in	subsidiary	/Exchangeable
YEAR ENDED DECEMBER 31	partners'	currency	Revaluation	benefit	Cash flow	partners'	partners'	Preferred	operating	held by	units held by	Total
(MILLIONS)	equity	translation	surplus	plans	hedges	equity	equity	equity	subsidiaries	Brookfield	Brookfield	equity

Balance, as at December 31, 2014	$(241)	$(241)	$3,685	$(9)	$(27)	$3,167	$-	$728	$2,062	$59	$2,865	$8,881
Net income	2	-	-	-	-	2	1	30	69	-	1	103
Other comprehensive (loss) income	-	(429)	334	2	(3)	(96)	-	(117)	204	(2)	(87)	(98)
Preferred LP Units issued	-	-	-	-	-	-	128	-	-	-	-	128
LP Units and preferred shares purchased
for cancellation	(9)	-	-	-	-	(9)	-	(1)	-	-	-	(10)
Capital contributions	-	-	-	-	-	-	-	-	460	-	-	460
Distributions or dividends declared	(239)	-	-	-	-	(239)	(1)	(30)	(208)	(12)	(217)	(707)
Distribution reinvestment plan	5	-	-	-	-	5	-	-	-	-	-	5
Other	(3)	-	-	-	-	(3)	-	-	-	7	(3)	1
Change in year	(244)	(429)	334	2	(3)	(340)	128	(118)	525	(7)	(306)	(118)
Balance, as at December 31, 2015	$(485)	$(670)	$4,019	$(7)	$(30)	$2,827	$128	$610	$2,587	$52	$2,559	$8,763

The accompanying notes are an integral part of these consolidated financial statements.

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31
(MILLIONS)	Notes	2017	2016	2015
Operating activities
Net income		$51	$40	$103
Adjustments for the following non-cash items:
Depreciation	12	782	781	616
Unrealized financial instrument loss	5	33	4	9
Share of earnings from
equity-accounted investments		(2)	-	(10)
Deferred income tax expense (recovery)	11	49	(97)	(78)
Gain on disposal	7	-	-	(53)
Other non-cash items		4	24	62
Dividends received from equity-accounted investments		31	6	19
Changes in due to or from related parties		5	11	(18)
Net change in working capital balances		(25)	(137)	(62)
		928	632	588
Financing activities
Long-term debt - borrowings	13	1,874	3,477	944
Long-term debt - repayments	13	(1,607)	(1,975)	(855)
Capital contributions from participating non-controlling
interests - in operating subsidiaries	14	294	2,621	460
Acquisition of Isagen from non-controlling interests	14	(5)	(1,540)	-
Issuance of preferred limited partnership units	15	187	147	128
Issuance of LP Units	16	411	657	-
Repurchase of LP Units and preferred shares		-	-	(10)
Distributions paid:
To participating non-controlling interests - in operating
subsidiaries	14	(539)	(119)	(208)
To preferred shareholders		(25)	(25)	(31)
To preferred limited partners' unitholders	15	(26)	(12)	-
To unitholders of Brookfield Renewable or BRELP	14, 16	(591)	(522)	(461)
		(27)	2,709	(33)
Investing activities
Acquisitions	3	(234)	(2,886)	(682)
Acquisitions of equity-accounted investments	3	(439)	-	-
Cash and cash equivalents in acquired entity	3	611	117	19
Investment in:
Sustaining capital expenditures	12	(138)	(118)	(94)
Development and construction of renewable power
generating assets	12	(217)	(251)	(191)
Capital distribution received from equity-accounted investments, net		-	-	144
Proceeds from disposal of assets	4	150	-	143
Investment in securities	5	(77)	(60)	(18)
Restricted cash and other		16	7	56
		(328)	(3,191)	(623)
Foreign exchange gain (loss) on cash		3	10	(19)
Cash and cash equivalents
Increase (decrease)		576	160	(87)
Balance, beginning of year		223	63	150
Balance, end of year		$799	$223	$63
Supplemental cash flow information:
Interest paid		$611	$588	$414
Interest received		$27	$40	$18
Income taxes paid		$48	$55	$32

The accompanying notes are an integral part of these consolidated financial statements.

brookfield renewable partners l.p.

notes to the annual consolidated financial statements

The business activities of Brookfield Renewable Partners L.P. (“Brookfield Renewable”) consist of owning a portfolio of renewable power generating facilities in North America, Colombia, Brazil, Europe, and other countries (including India and China).

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

Brookfield Renewable’s non-voting limited partnership units (“LP Units”) are traded under the symbol “BEP” on the New York Stock Exchange and under the symbol “BEP.UN” on the Toronto Stock Exchange. Brookfield Renewable’s Class A Series 5, Series 7, Series 9, Series 11 and Series 13 preferred limited partners’ equity are traded under the symbols “BEP.PR.E”, “BEP.PR.G”, “BEP.PR.I”, “BEP.PR.K” and “BEP.PR.M” respectively, on the Toronto Stock Exchange.

1.  BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).  The accounting policies used in the consolidated financial statements are based on the IFRS applicable as at December 31, 2017, which encompass individual IFRS, International Accounting Standards (“IAS”), and interpretations made by the International Financial Reporting Interpretations Committee (“IFRIC”) and the Standard Interpretations Committee (“SIC”). The policies set out below are consistently applied to all periods presented, unless otherwise noted.

These consolidated financial statements have been authorized for issuance by the Board of Directors of its general partner, BRPL, on February 28, 2018.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

References to $, C$, €, R$, £, and COP are to United States (“U.S.”) dollars, Canadian dollars, Euros, Brazilian reais, British pounds sterling, and Colombian pesos, respectively.

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

Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control of the entities that own certain renewable power generating operations in the United States, Brazil, Europe and other countries (including India and China). Brookfield Renewable has also entered into a voting agreement with our consortium partners in respect of our Colombian operations. These voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities. Refer to Note 27 - Related party transactions for further information.

For entities previously controlled by Brookfield Asset Management, the voting agreements entered into do not represent business combinations in accordance with IFRS 3, Business Combinations (“IFRS 3”), as all combining businesses are ultimately controlled by Brookfield Asset Management both before and after the transactions were completed. Brookfield Renewable accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 1(o)(ii) - Critical judgments in applying accounting policies - Common control transactions for Brookfield Renewable’s policy on accounting for transactions under common control.

(ii)     Equity-accounted investments

Equity-accounted investments are entities over which Brookfield Renewable has significant influence or joint arrangements representing joint ventures. Significant influence is the ability to participate in the financial and operating policy decisions of the investee, but without controlling or jointly controlling those investees. Such investments are accounted for using the equity method.

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

Depreciation on power generating assets is calculated on a straight-line basis over the estimated service lives of the assets, which are as follows:

Estimated service lives
Dams	Up to 115 years
Penstocks	Up to 60 years
Powerhouses	Up to 115 years
Hydroelectric generating units	Up to 115 years
Wind generating units	Up to 30 years
Solar generating units	Up to 30 years
Gas-fired co-generating (“Co-gen”) units	Up to 40 years
Other assets	Up to 60 years

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

The depreciation of property, plant and equipment in Brazil is based on the duration of the authorization or the useful life of a concession asset. The weighted-average remaining duration at December 31, 2017 is 15 years (2016: 15 years). Since land rights are part of the concession or authorization, this cost is also subject to depreciation.

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

(iii)     Available-for-sale investments

Brookfield Renewable maintains a portfolio of marketable securities comprised of liquid equity and debt securities categorized as available-for-sale when it is not Brookfield Renewable’s strategic intent to sell the securities and the securities were not acquired principally for their near-term sale.  Available-for-sale equity and debt investments are recorded at fair value with unrealized gains and losses recorded in OCI. Realized gains and losses are recorded in income when investments are sold and are calculated using the average carrying amount of securities sold. If the fair value of an investment declines below the carrying amount, qualitative and quantitative assessments of whether the impairment is either signiﬁcant or prolonged is undertaken. All relevant facts and circumstances in this assessment are undertaken to determine, particularly the length of time and extent to which fair value has declined below the carrying amount. In the case of significant or prolonged decline in fair value of an investment, an impairment loss is recognized.

(j) Revenue and expense recognition

Revenue is derived from the sale of electricity and is recorded at the time power is provided based upon the output delivered and capacity provided at rates specified under either contract terms or prevailing market rates. The revenue must be considered collectible and the costs incurred to provide the electricity to be measurable before recognizing the related revenue. Costs related to the purchases of power or fuel are recorded upon delivery. All other costs are recorded as incurred.

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

(ii)     Financial instruments

Brookfield Renewable makes estimates and assumptions that affect the carrying value of its financial instruments, including estimates and assumptions about future electricity prices, long-term average generation, capacity prices, discount rates and the timing of energy delivery. Non-financial instruments are valued using estimates of future electricity prices which are estimated by considering broker quotes for the years in which there is a liquid market and, for the subsequent years, Brookfield Renewable’s best estimate of electricity prices that would allow new entrants into the market. The fair value of interest rate swaps is the estimated amount that another party would receive or pay to terminate the swap agreements at the reporting date, taking into account current market interest rates. This valuation technique approximates the net present value of future cash flows. See Note 5 - Risk management and financial instruments for more details.

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

(ii)     Common control transactions

Common control business combinations specifically fall outside of scope of IFRS 3 and as such management has used its judgment to determine an appropriate policy to account for these transactions, considering other relevant accounting guidance that is within the framework of principles in IFRS and that reflects the economic reality of the transactions, in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. As a result, the consolidated financial statements account for assets and liabilities acquired at the previous carrying value on the predecessor’s financial statements. Differences between the consideration given and the assets and liabilities received are recorded directly to equity.

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

Brookfield Renewable’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth by the year 2025 in North America and Colombia, 2023 in Europe,

and 2021 in Brazil.  Based on current supply and demand fundamentals, Brookfield Renewable revised the year of new entry in North America to 2025 from 2023.  The year of new entry is viewed as the point when generators must build additional capacity to maintain system reliability and provide an adequate level of reserve generation with the retirement of older coal fired plants and rising environmental compliance costs in North America and Europe, and overall increasing demand in Colombia and Brazil. For the North American and European businesses, Brookfield Renewable has estimated a discount to these new-build wind prices to determine renewable electricity prices for hydroelectric and wind facilities. In Brazil and Colombia, the estimate of future electricity prices is based on a similar approach as applied in North America using a forecast of the all-in cost of development.

Terminal values are included in the valuation of hydroelectric assets in North America and Colombia. For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset without consideration of potential renewal value.

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

Management has chosen to adopt the standard retrospectively with no restatement of comparative periods. The assessment of financial assets and liabilities under the new classification methodology has been completed.  Hedging documentation has been updated for compliance with IFRS 9 and updated risk management policies and internal controls to align with the new standard. Management has also assessed the impact of the new impairment requirements for financial assets.

There are no material adjustments from the adoption of the standard.

Standard	Description	Effective date	Effect on financial statements
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

Management has chosen to adopt the standard using the modified retrospective approach. This method results in a cumulative catch-up adjustment to equity as of January 1, 2018 as if the standard had always been in effect.

Management has completed its review of material revenue streams. The majority of Brookfield Renewable’s revenue streams are within the scope of IFRS 15 and are include the sale of energy, capacity and renewable energy credits through power purchase agreements or through merchant mechanisms.

Based on management’s analysis, substantially all of the contracts currently in place for the year beginning on January 1, 2018 do not contain a difference in the timing or measurement of revenue recognition under the new standard and the impact of both the cumulative catch up and ongoing revenue recognition is expected to not be material to the overall statements of Brookfield Renewable.

Standard	Description	Effective date	Effect on financial statements
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

Management has formed its adoption working group and participated in planning sessions with Brookfield Asset Management.

Management continues to evaluate the impact of IFRS 16 on the consolidated financial statements.

2. PRINCIPAL SUBSIDIARIES

The following table lists the subsidiaries of Brookfield Renewable which, in the opinion of management, significantly affect its financial position and results of operations as at December 31, 2017:

	Jurisdiction of	Percentage of
	Incorporation	voting securities
	or Organization	owned or controlled
Alta Wind VIII LLC(1)	Delaware	100
BIF II Safe Harbor Holdings LLC(1)	Delaware	100
BIF III Holtwood LLC(1)	Delaware	100
BRE GLBL Holdings L.P.(1)	Bermuda	100
BRI Green Energy Limited(1)	Republic of Ireland	100
Brookfield BRP Canada Corp.	Alberta	100
Brookfield Energia Comercializadora Ltda	Brazil	100
Brookfield Power US Holding America Co.	Delaware	100
Brookfield Power Wind Prince LP	Ontario	100
Brookfield Renewable UK Hydro Limited	England and Wales	100
Brookfield Smoky Mountain Hydropower LLC(1)	Delaware	100
Brookfield White Pine Hydro LLC(1)	Delaware	100
Catalyst Old River Hydroelectric Limited Partnership(2)	Louisiana	75
Erie Boulevard Hydropower, L.P.	Delaware	100
Granite Reliable Power, LLC(1)	Delaware	89.5
Great Lakes Hydro America, LLC	Delaware	100
Great Lakes Power Limited	Ontario	100
Hawks Nest Hydro LLC	Delaware	100
Isagen S.A. E.S.P.(1)	Colombia	99.5
Itiquira Energética S.A.	Brazil	100
Kwagis Power Limited Partnership	British Columbia	75
Lièvre Power L.P.	Québec	100
Mississagi Power Trust	Québec	100
Orion Canadian Holdings 1 AIV L.P.	Ontario	100
PEA - Parque Eólico da Serra, Unipessola S.A.(1)	Portugal	100
Powell River Energy Inc.	Canada	100
Rumford Falls Hydro LLC	Delaware	100
Safe Harbor Water Power Corporation(1)	Pennsylvania	100
Tangará Energia S.A.(1)	Brazil - São Paulo	100
Windstar Energy, LLC	California	100
2016 Comber Wind Limited Partnership	Ontario	100

(1)               Voting control held through voting agreements with Brookfield.

(2)               Non-voting economic interest held through preferred shares and secured notes.

3.  ACQUISITIONS

The following investments were accounted for using the equity method as  Brookfield Renewable has significant influence through its position in the business, and the results of operations have been included in the audited annual consolidated financial statements since the date of investment. See Note 19 – Equity-accounted investments.

European Storage

In August 2017, Brookfield Renewable, along with its institutional partners, acquired a 25% interest in FHH Guernsey Ltd which owns a 2.1 GW pumped storage portfolio in the United Kingdom (“European Storage”). Brookfield Renewable retains an approximate 7% economic interest in the portfolio. Total consideration was £194 million ($248 million). The acquisition costs of £1 million ($1 million) were incurred and capitalized.

TerraForm Power

In October 2017, along with its institutional partners, Brookfield Renewable closed the acquisition of a 51% interest in TerraForm Power, Inc. (“TerraForm Power”). TerraForm Power is a 2,600 MW large scale diversified portfolio of solar and wind assets located predominately in the U.S. Brookfield Renewable retains an indirect economic interest of approximately 16% in TerraForm Power for a total net investment of $203 million.

Brookfield Renewable had previously accounted for its indirect interest in TerraForm Power as an available for sale investment. The change from available for sale accounting to equity method accounting resulted in a gain of $13 million being reclassified from the audited annual consolidated statement of comprehensive income to the statement of income and included in Other income, representing the accumulated gain on the previously held indirect investment.  The acquisition costs of $1 million were incurred and capitalized.

In October 2017, Brookfield Renewable entered into a voting agreement with the Brookfield subsidiary that ultimately controls TerraForm Power. Pursuant to this voting agreement, Brookfield Renewable is entitled to direct the election for one of the four directors of the Brookfield subsidiary, thereby providing Brookfield Renewable with significant influence over this subsidiary.

The following investments were accounted for using the acquisition method, and the results of operations have been included in the audited annual consolidated financial statements since the date of acquisition.

European Wind

In February 2017, Brookfield Renewable entered into an agreement to acquire, along with its institutional partners, a 100% interest in a 16 MW wind facility in Northern Ireland (“European Wind”).

In August 2017, Brookfield Renewable, along with its institutional partners, completed the acquisition of European Wind, which was commissioned in July of 2017. Accordingly, if the acquisition had taken place at the beginning of the year, the revenue from European Wind earned prior to the date of acquisition would have been immaterial. The total consideration was £24 million ($32 million). Brookfield Renewable retains an approximate 40% controlling interest in the asset. The total acquisition costs of less than $1 million were expensed as incurred and have been classified under Other in the audited annual consolidated statements of income.

TerraForm Global

In December 2017, along with its institutional partners, Brookfield Renewable closed the acquisition of a 100% interest in TerraForm Global, Inc. (“TerraForm Global”). TerraForm Global is 919 MW portfolio of diversified solar and wind assets located predominately in Brazil and Asia. The total consideration paid was $657 million and the fair value of the interest previously held was $100 million. Brookfield Renewable retains a 31% economic interest in TerraForm Global with its share of the fair value of previously held interest on the acquisition date totaling $30 million. Brookfield Renewable’s share of the consideration paid was $202 million.

Brookfield Renewable had previously accounted for its indirect interest in TerraForm Global as an available for sale investment. The change from available for sale accounting to consolidation accounting resulted in a gain of $2 million being reclassified from the audited annual consolidated statement of comprehensive income to the statement of income and included in Other income, representing the accumulated gain on the previously held indirect investment.

If the acquisition had taken place at the beginning of the year, the revenue from TerraForm Global for the year ended December 31, 2017 would have been $250 million.  The total acquisition costs of $1 million were expensed as incurred and have been classified under Other in the audited annual consolidated statements of income.

In December 2017, Brookfield Renewable entered into a voting agreement with an affiliate of Brookfield Renewable that ultimately controls TerraForm Global. Pursuant to this voting agreement, Brookfield Renewable is entitled to direct the election of the directors of the Brookfield subsidiary.

The provisional purchase price allocations, at fair value, with respect to the acquisitions are as follows:

	TerraForm	European
(MILLIONS)	Global	Wind	Total
Cash and cash equivalents	$611	$-	$611
Restricted cash	90	-	90
Trade receivables and other current assets	62	1	63
Financial instruments	20	-	20
Property, plant and equipment, at fair value	1,208	37	1,245
Deferred tax assets	18	-	18
Other long-term assets	94	-	94
Current liabilities	(73)	(4)	(77)
Current portion of long-term debt	(1,183)	-	(1,183)
Financial instruments	(15)	-	(15)
Long-term debt	(5)	-	(5)
Deferred income tax liabilities	(15)	(2)	(17)
Other long-term liabilities	(54)	-	(54)
Non-controlling interests	(1)	-	(1)
Fair value of net assets acquired	757	32	789

Completed in 2016

The following investments were accounted for using the acquisition method, and the results of operations have been included in the audited annual consolidated financial statements since the respective dates of acquisition.

Colombia Portfolio

On January 22, 2016, Brookfield Renewable and its institutional partners (the “consortium”) acquired a 57.6% interest in Isagen S.A. E.S.P (“Isagen”) from the Colombian government (the “Initial Investment”). Isagen was a listed entity in Colombia.  It is Colombia’s third-largest power generation company and owns and operates a 3,032 MW portfolio, consisting predominantly of a portfolio of largely reservoir-based, hydroelectric facilities. Annual generation is expected to approximate 15,000 GWh.

Following the closing of the Initial Investment, the consortium was required to conduct two mandatory tender offers (“MTOs”) for the Isagen public shareholders at the same price per share paid for its initial 57.6% controlling interest.

The consortium closed the First MTO and the Second MTO on May 13, 2016 and September 14, 2016, respectively. During 2017, the consortium acquired further shares from public shareholders and completed delisting of Isagen from the Colombia Stock Exchange. After giving effect to the MTOs and additional shares the consortium ownership stands at 99.5% as of December 31, 2017.

Brookfield Renewable is the general partner of and controls the entity that holds the consortium’s 99.5% interest in Isagen. Brookfield Renewable’s investment is equivalent to an approximate 24% economic interest.

The total acquisition costs of $13 million were expensed as incurred and have been classified under Other in the  audited annual consolidated statements of income in 2016.

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

The total acquisition costs of less than $1 million were expensed as incurred and classified under Other in the audited annual consolidated statements of income in 2016.

North American Portfolio

In April 2016, Brookfield Renewable acquired a 296 MW portfolio of hydroelectric facilities in Pennsylvania that are expected to generate 1,109 GWh annually (“Pennsylvania Hydro”). The acquisition was completed with institutional partners, and Brookfield Renewable retains approximately 28.6% interest in the portfolio.

Total cash consideration was $859 million. The acquisition costs of $6 million were expensed as incurred and have been classified under Other in the audited annual consolidated statements of income in 2016.

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

Purchase price allocations

Final purchase price allocations, at fair values, with respect to the acquisitions are as follows:

(MILLIONS)	Colombia	Brazil	Pennsylvania	Ireland	Total
Cash and cash equivalents	$113	$4	$-	$-	$117
Trade receivables and other current assets	174	2	1	-	177
Property, plant and equipment, at fair value	4,772	100	859	10	5,741
Other long-term assets	15	-	-	-	15
Current liabilities	(463)	(3)	(1)	-	(467)
Long-term debt	(899)	-	-	-	(899)
Deferred income tax liabilities	(1,019)	-	-	(1)	(1,020)
Other long-term liabilities	(149)	-	-	-	(149)
Non-controlling interests	(1,417)	-	-	-	(1,417)
Fair value of net assets acquired	1,127	103	859	9	2,098
Goodwill (Note 17)	799	-	-	-	799
Purchase price	$1,926	$103	$859	$9	$2,897

Completed in 2015

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

Brazil Portfolio

In November 2014, Brookfield Renewable entered into an agreement to acquire a 488 MW portfolio in Brazil comprising of hydroelectric, wind and biomass generating capacity (“Brazil Portfolio”). The acquisitions were completed in 2015 with institutional partners, and Brookfield Renewable retains an approximate 40% controlling interest.

Total consideration of R$1,867 million ($588 million) included cash paid of R$1,717 million ($541 million) and deferred consideration. The remaining non-controlling interests were subsequently acquired for R$50 million ($16 million). The total acquisition costs of $2 million were expensed as incurred.

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

During the years ended December 31, 2017 and 2016, the purchase price allocations for the acquisitions in 2016 and 2015, respectively, were finalized. No material changes to the provisional purchase price allocations disclosed in the audited annual consolidated financial statements for 2016 and 2015 had to be considered for acquisitions made in the respective years.

4.  DISPOSAL OF ASSETS

In March 2017, along with its institutional partners, Brookfield Renewable sold its interest in two wind facilities in Ireland, with a combined capacity of 137 MW, to a third party. Gross cash consideration consisted of €147 million ($155 million), inclusive of working capital adjustments. The resulting loss on disposition of €5 million ($5 million), net of €5 million ($5 million) of transaction costs, was recognized in the audited annual consolidated statements of income within Other. Brookfield Renewable’s interest was approximately 40%.

As a result of the disposition, the post-tax accumulated revaluation surplus of €44 million ($47 million) was reclassified from other comprehensive income directly to equity. Further, other comprehensive loss of €3 million ($3 million) post-tax on interest rate swaps which had been designated as hedges was reclassified to the audited annual consolidated statements of income.

Summarized financial information relating to the disposal of the facilities is shown below:

(MILLIONS)
Net proceeds, including working capital adjustments and transaction costs	$150
Carrying value
Assets	353
Liabilities	(198)
155
Loss on disposal	$(5)

5.  RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

RISK MANAGEMENT

Brookfield Renewable’s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk. Brookfield Renewable uses financial instruments primarily to manage these risks.

The sensitivity analysis discussed below reflect the risks associated with instruments that Brookfield Renewable considers are market sensitive and the potential loss resulting from one or more selected hypothetical changes. Therefore, the discussion below is not intended to fully reflect Brookfield Renewable’s risk exposure.

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

Impact of a 5% change in the market price of electricity, on outstanding energy derivative contracts, for the year ended December 31:

	Effect on net income(1)			Effect on OCI(1)
(MILLIONS)	2017	2016	2015	2017	2016	2015
5% increase	$(3)	$(1)	$(2)	$(4)	$(7)	$(7)
5% decrease	3	1	2	4	7	7

(1)        Amounts represent the potential annual net pretax impact.

(ii) Foreign currency risk

Foreign currency risk is defined for these purposes as the risk that the fair value of a financial instrument held by Brookfield Renewable will fluctuate because of changes in foreign currency rates.

Brookfield Renewable has exposure to the Canadian dollar, Brazilian real, Euro, British pound sterling, Colombian peso, Indian rupee, South African rand, Malaysian ringgit, Thai baht and Chinese yuan through its investments in foreign operations. Consequently, fluctuations in the U.S. dollar exchange rate against these currencies increase the volatility of net income and other comprehensive income. Brookfield Renewable holds foreign currency contracts primarily to mitigate this exposure.

The table below summarizes the impact of changes in the exchange rate as at December 31. The impact is expressed in terms of the effect on income and OCI. The sensitivities are based on the assumption that the currency exchange rate changes by five percent with all other variables held constant.

Impact of a 5% change in U.S. dollar exchange rates, on outstanding foreign exchange swaps, for the year ended December 31:

	Effect on net income(1)			Effect on OCI(1)
(MILLIONS)	2017	2016	2015	2017	2016	2015
5% increase	$4	$1	$2	$79	$51	$10
5% decrease	(4)	(1)	(2)	(79)	(51)	(10)

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

Brookfield Renewable will enter into interest rate swaps designed to minimize the exposure to interest rate fluctuations on its variable rate debt.  Fluctuations in interest rates could impact Brookfield Renewable’s cash flows, primarily with respect to the interest payable against Brookfield Renewable’s variable rate debt, which is limited to certain subsidiary borrowings with a total principal value of $4,176 million (2016: $4,194 million). Of this principal value, $824 million (2016: $966 million) has been hedged through the use of interest rate swaps. The fair values of the recognized liability for the interest rate swaps were calculated using a valuation model with observable interest rates.

The table below summarizes the impact of changes in the interest rate as at December 31. The impact is expressed in terms of the effect on income and OCI. The sensitivities are based on the assumption that the interest rate changes by one percent with all other variables held constant.

Impact of a 1% change in interest rates, on outstanding interest rate swaps and variable rate debt, for the year ended December 31:

	Effect on net income(1)			Effect on OCI(1)
(MILLIONS)	2017	2016	2015	2017	2016	2015
1% increase	$17	$(17)	$(15)	$54	$115	$125
1% decrease	(17)	17	15	(54)	(115)	(125)

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

Brookfield Renewable minimizes credit risk with counterparties through the selection, monitoring and diversification of counterparties, and the use of standard trading contracts, and other credit risk mitigation techniques.  In addition, Brookfield Renewable’s power purchase agreements are reviewed regularly and are almost exclusively with customers having long standing credit histories or investment grade ratings, which limit the risk of non-collection. See Note 22 - Trade receivables and other current assets, for additional details regarding Brookfield Renewable’s trade receivables balance.

The maximum credit exposure at December 31 was as follows:

(MILLIONS)	2017	2016
Cash and cash equivalents	$799	$223
Restricted cash(1)	284	250
Trade receivables and other short-term receivables	442	365
Financial instrument assets(1)	185	200
Due from related parties	60	54
	$1,770	$1,092

(1)               Includes both the current and long-term amounts.

(c) Liquidity risk

Liquidity risk is the risk that Brookfield Renewable cannot meet a demand for cash or fund an obligation when due.  Liquidity risk is mitigated by Brookfield Renewable’s cash and cash equivalent balances and its access to undrawn credit facilities. Details of the available portion of credit facilities are included in Note 13 – Long-term debt and credit facilities.  Brookfield Renewable also ensures that it has access to public capital markets and maintains a strong investment grade credit rating.

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

AS AT DECEMBER 31, 2017
(MILLIONS)	< 1 year	2-5 years	> 5 years	Total
Accounts payable and accrued liabilities	$542	$-	$-	$542
Financial instrument liabilities(1)	184	62	24	270
Due to related parties	112	-	-	112
Other long-term liabilities - concession payments	1	3	10	14
Long-term debt and credit facilities(1)	1,676	4,587	5,579	11,842
Interest payable on long-term debt(2)	634	1,924	1,697	4,255
Total	$3,149	$6,576	$7,310	$17,035

AS AT DECEMBER 31, 2016
(MILLIONS)	< 1 year	2-5 years	> 5 years	Total
Accounts payable and accrued liabilities	$467	$-	$-	$467
Financial instrument liabilities(1)	156	66	6	228
Due to related parties	76	-	-	76
Other long-term liabilities - concession payments	1	4	11	16
Long-term debt and credit facilities(1)	1,034	3,970	5,256	10,260
Interest payable on long-term debt(2)	589	1,821	1,449	3,859
Total	$2,323	$5,861	$6,722	$14,906

(1)       Includes both the current and long-term amounts.

(2)       Represents aggregate interest payable expected to be paid over the entire term of the obligations, if held to maturity. Variable rate interest payments have been calculated based on estimated interest rates.

Brookfield Renewable classifies its assets and liabilities as outlined below:
					Other	Non-financial
	Cash, loans			Derivatives	financial	assets and
AS AT DECEMBER 31, 2017	and	Assets/		used for	assets and	non-financial
(MILLIONS)	receivables	liabilities(1)		hedging	liabilities	liabilities	Total
Cash and cash equivalents	$799		$-	$-	$-	$-	$799
Restricted cash	181	-	-	-	-	-	181
Trade and other receivables(2)	442		-	-	-	-	442
Other current assets	-		-	-	-	112	112
Due from related parties(2)	60		-	-	-	-	60
Financial instrument assets(3)	-		20	6	159	-	185
Equity-accounted investments	-		-	-	-	721	721
Property, plant and equipment, at fair value	-		-	-	-	27,096	27,096
Goodwill	-		-	-	-	901	901
Deferred income tax assets	-		-	-	-	177	177
Other long-term assets	103		-	-	-	127	230
Total assets	$1,585		$20	$6	$159	$29,134	$30,904
Accounts payable and accrued liabilities(2)	$-		$-	$-	$542	$-	$542
Financial instrument liabilities(3)	-		145	125	-	-	270
Due to related parties(2)	-		-	-	112	-	112
Long-term debt and credit facilities(2)(3)	-		-	-	11,766	-	11,766
Deferred income tax liabilities	-		-	-	-	3,588	3,588
Other long-term liabilities	-		-	-	344	-	344
Total liabilities	$-		$145	$125	$12,764	$3,588	$16,622

(1)               Measured at fair value with all gains and losses recorded in the consolidated statement of income.

(2)               Measured at fair value at inception and subsequently recorded at amortized cost using the effective interest rate method.

(3)               Includes both the current and long-term amounts.

				Other	Non-financial
	Cash, loans		Derivatives	financial	assets and
AS AT DECEMBER 31, 2016	and	Assets/	used for	assets and	non-financial
(MILLIONS)	receivables	liabilities(1)	hedging	liabilities	liabilities	Total
Cash and cash equivalents	$223	$-	$-	$-	$-	$223
Restricted cash	121	-	-	-	-	121
Trade and other receivables(2)	365	-	-	-	-	365
Other current assets	-	-	-	-	89	89
Due from related parties(2)	54	-	-	-	-	54
Financial instrument assets(3)	-	14	50	136	-	200
Equity-accounted investments	-	-	-	-	206	206
Property, plant and equipment, at fair value	-	-	-	-	25,257	25,257
Goodwill	-	-	-	-	896	896
Deferred income tax assets	-	-	-	-	150	150
Other long-term assets	129	-	-	-	47	176
Total assets	$892	$14	$50	$136	$26,645	$27,737
Accounts payable and accrued liabilities(2)	$-	$-	$-	$467	$-	$467
Financial instrument liabilities(3)	-	11	217	-	-	228
Due to related parties(2)	-	-	-	76	-	76
Long-term debt and credit facilities(2)(3)	-	-	-	10,182	-	10,182
Deferred income tax liabilities	-	-	-	-	3,802	3,802
Other long-term liabilities	-	-	-	310	-	310
Total liabilities	$-	$11	$217	$11,035	$3,802	$15,065

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

Fair values determined using valuation models require the use of assumptions concerning the amount and timing of estimated future cash flows and discount rates. In determining those assumptions, management looks primarily to external readily observable market inputs such as interest rate yield curves, currency rates, commodity prices and, as applicable, credit spreads.

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

The following table presents Brookfield Renewable’s assets and liabilities measured and disclosed at fair value classified by the fair value hierarchy as at December 31:

(MILLIONS)	Level 1	Level 2	Level 3	2017	2016
Assets measured at fair value:
Cash and cash equivalents	$799	$-	$-	$799	$223
Restricted cash(1)	284	-	-	284	250
Financial instrument assets(2)
Energy derivative contracts	-	-	-	-	8
Interest rate swaps	-	6	-	6	7
Foreign exchange swaps	-	20	-	20	49
Available-for-sale investments(2)	79	80	-	159	136
Property, plant and equipment	-	-	27,096	27,096	25,257
Liabilities measured at fair value:
Financial instrument liabilities(3)
Energy derivative contracts	-	(19)	-	(19)	(5)
Interest rate swaps	-	(155)	-	(155)	(178)
Foreign exchange swaps	-	(96)	-	(96)	(45)
Contingent consideration(4)	-	-	(18)	(18)	(16)
Liabilities for which fair value is disclosed:
Long-term debt and credit facilities	-	(12,479)	-	(12,479)	(10,870)
Total	$1,162	$(12,643)	$27,078	$15,597	$14,816

(1)        Includes both the current amount and long-term amount included in Other long-term assets.

(2)        Includes amounts in Level 2 that relate to the Brookfield Infrastructure Debt Fund holdings.

(3)        Includes both current and long-term amounts.

(4)        Amount relates to 2015 and 2014 business combinations with obligations lapsing in 2021 and 2024 respectively.

There were no transfers between levels during the year ended December 31, 2017.

Financial instruments disclosures

The aggregate amount of Brookfield Renewable’s net financial instrument positions as at December 31 are as follows:

		2017		2016
			Net Liabilities	Net Liabilities
(MILLIONS)	Assets	Liabilities	(Assets)	(Assets)
Energy derivative contracts	$-	$19	$19	$(3)
Interest rate swaps	6	155	149	171
Foreign exchange swaps	20	96	76	(4)
Available-for-sale securities	159	-	(159)	(136)
Total	185	270	85	28
Less: current portion	72	184	112	101
Long-term portion	$113	$86	$(27)	$(73)

The following table presents the change in Brookfield Renewable’s total net financial instrument liability position as at and for the year ended December 31:
(MILLIONS)	Note	2017	2016	2015
Balance, beginning of year		$28	$145	$77
Increases (decreases) in the net financial instrument liability position:
Unrealized loss (gain) through income on energy derivative contracts	(a)	5	-	(2)
Unrealized loss through OCI on energy derivative contracts	(a)	17	28	3
Unrealized (gain) loss through income on interest rate swaps	(b)	(1)	7	(2)
Unrealized (gain) loss through OCI on interest rate swaps	(b)	(18)	1	20
Unrealized loss (gain) through income on foreign exchange swaps	(c)	29	(3)	13
Unrealized loss (gain) through OCI on foreign exchange swaps	(c)	94	61	(57)
Unrealized loss through income on available-for-sale investments	(d)	-	-	25
Unrealized loss (gain) through OCI on available-for-sale investments	(d)	20	(52)	-
Acquisitions, settlements and other		(89)	(159)	68
Balance, end of year		$85	$28	$145

Financial instrument liabilities not designated as hedging instruments:
Energy derivative contracts	(a)	$5	$3	$-
Interest rate swaps	(b)	107	2	-
Foreign exchange swaps	(c)	33	6	-
Net positions		$145	$11	$-

Financial instrument liabilities designated as hedging instruments:
Energy derivative contracts	(a)	$14	$2	$1
Interest rate swaps	(b)	48	176	178
Foreign exchange swaps	(c)	63	39	12
Net positions		$125	$217	$191
Financial instrument assets not designated as hedging instruments:
Energy derivative contracts	(a)	$-	$(3)	$-
Interest rate swaps	(b)	(1)	(1)	-
Foreign exchange swaps	(c)	(19)	(10)	(1)
Available-for-sale investments	(d)	(159)	(136)	(14)
Net positions		$(179)	$(150)	$(15)
Financial instrument assets designated as hedging instruments:
Energy derivative contracts	(a)	$-	$(5)	$(31)
Interest rate swaps	(b)	(5)	(6)	-
Foreign exchange swaps	(c)	(1)	(39)	-
Net positions		$(6)	$(50)	$(31)

Total net positions		$85	$28	$145

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

For the year ended December 31, 2017, gains of $23 million relating to energy derivative contracts were realized and reclassified from OCI to revenues in the consolidated statements of income (loss) (2016: $48 million and 2015: $32 million).

Based on market prices as of December 31, 2017, unrealized losses of $9 million (2016: $6 million gains and 2015: $25 million gains) recorded in accumulated other comprehensive income (“AOCI”) on energy derivative contracts are expected to be settled or reclassified into income in the next twelve months. The actual amount reclassified from AOCI, however, could vary due to future changes in market prices.

(b)  Interest rate hedges

Brookfield Renewable has entered into interest rate hedge contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing.  All interest rate hedge contracts are recorded in the consolidated financial statements at fair value.

At December 31, 2017, agreements with a total notional exposure of $1,704 million were outstanding (2016: $2,397 million) including $780 million (2016: $871 million) associated with agreements that are not formally designated as hedging instruments. The weighted-average fixed interest rate resulting from these agreements is 4.5% (2016: 2.5%).

For the year ended December 31, 2017, net movements relating to cash flow hedges realized and reclassified from OCI to interest expense – borrowings in the consolidated statements of income (loss) were $20 million losses (2016: $16 million and 2015: $nil).

Based on market prices as of December 31, 2017, unrealized losses of $18 million (2016: $110 million and 2015: $114 million) recorded in AOCI on interest rate swaps are expected to be settled or reclassified into income in the next twelve months. The actual amount reclassified from AOCI, however, could vary due to future changes in market rates.

(c)  Foreign exchange swaps

Brookfield Renewable has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments and earnings in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.

At December 31, 2017, agreements with a total notional exposure of $2,306 million were outstanding (2016: $1,325 million) including $718 million (2016: $283 million) associated with agreements that are not formally designated as hedging instruments.

Based on market prices as of December 31, 2017, unrealized losses of $48 million (2016: $1 million and 2015: $12 million) recorded in AOCI on foreign exchange swaps are expected to be settled or reclassified into income in the next twelve months. The actual amount reclassified from AOCI, however, could vary due to future changes in market rates.

(d)  Available-for-sale

Brookfield Renewable’s available for sale assets consist of investments in liquid equity and debt securities.

Available-for-sale securities are recorded on the statement of financial position at fair value, and are assessed for impairment at each reporting date. For the year ended December 31, 2017, net movements relating to available-for-sale securities realized and reclassified from OCI to net income were $2 million gains (2016: $9 million gains and 2015: $nil).

Unrealized loss through OCI on available-for-sale investments of $20  million relate to the impact of our acquisition of TerraForm Power.

6.  SEGMENTED INFORMATION

Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the business, manage operations, and allocate resources based on the type of technology.

With effect from the fourth quarter of 2017, operations are segmented by technology – 1) hydroelectric, 2) wind, 3) solar, storage, and other (Co-gen and biomass), and 4) corporate – with hydroelectric and wind further segmented by geography (North America, Colombia, Brazil, Europe and Other). To reflect the way in which the CODM now reviews results, manage operations and allocate resources, following the investments in European Storage, TerraForm Power and TerraForm Global and as Brookfield Renewable continues to build out its solar and storage businesses, the CODM has commenced reviewing these businesses along with its Co-gen and biomass businesses on an aggregate basis.  The Colombia segment aggregates the financial results of its hydroelectric and Co-gen facilities. A pumped storage facility in North America, that was previously included in the hydroelectric segment, is now included in the “Solar, storage and other” segment. The corporate segment represents all activity performed above the individual segments for the business.

In addition, with the effect from the fourth quarter of 2017, the reporting to the CODM such that the measures utilized by the CODM to assess performance and allocate resources are on a proportionate basis. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder (holders of the GP interest, Redeemable/Exchangeable partnership units, and LP Units) perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to Brookfield Renewable’s Unitholders.

Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate consolidation basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items (1) include Brookfield Renewable’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, and (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.

Segmented net income (loss) is not a measure the CODM uses to review the results of business and allocate resources. Brookfield Renewable does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its financial statements. The presentation of the assets and liabilities and revenues and expenses do not represent Brookfield Renewable’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish Brookfield Renewable’s legal claims or exposures to such items.

Brookfield Renewable reports its results in accordance with these segments and presents prior period segmented information in a consistent manner.

In accordance with IFRS 8, Operating Segments, Brookfield Renewable discloses information about its reportable segments based upon the measures used by the CODM in assessing performance. The accounting policies of the reportable segments are the same as those described in Note 1 – Basis of preparation and significant accounting policies. Brookfield Renewable analyzes the performance of its operating segments based on revenues, Adjusted EBITDA, and Funds From Operations.

Brookfield Renewable uses Adjusted EBITDA to assess the performance of its operations before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, distributions to preferred shareholders and preferred limited partners and other typical non-recurring items. As compared to the preceding years, Brookfield Renewable revised its definition of Adjusted EBITDA to include its proportionate share of Adjusted EBITDA from equity-accounted investments. In preceding years, Brookfield Renewable included its proportionate shares of Funds From Operations from equity-accounted investments. Brookfield Renewable revised its definition as it believes it provides a more meaningful measure for investors to evaluate financial and operating performance on an allocable basis to Unitholders.

Brookfield Renewable uses Funds From Operations to assess the performance of its business and is defined as Adjusted EBITDA less management service costs, interest and current income taxes, which is then adjusted for the cash portion of non-controlling interests and distributions to preferred shareholders and preferred limited partners.

The following segmented information is regularly reported to the CODM.

The following table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable’s proportionate results to our consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the year ended December 31, 2017:
										Contribution
	Attributable to Unitholders									from	Attributable
	Hydroelectric			Wind			Solar,	Corporate	Total	equity	to non-	As per
	North			North			Storage and			accounted	controlling	IFRS
($ MILLIONS)	America	Colombia	Brazil	America	Europe	Brazil	Other			investments	interests	financials(1)
Revenues	945	191	243	161	46	26	67	-	1,679	(74)	1,020	2,625
Other income	1	2	12	-	-	-	6	19	40	(11)	18	47
Direct operating costs	(281)	(94)	(77)	(42)	(20)	(4)	(34)	(25)	(577)	28	(429)	(978)
Share of Adjusted EBITDA from
equity accounted investments	-	-	-	-	-	-	-	-	-	57	-	57
Adjusted EBITDA	665	99	178	119	26	22	39	(6)	1,142	-	609	-
Management service costs	-	-	-	-	-	-	-	(82)	(82)	-	-	(82)
Interest expense - borrowings	(180)	(42)	(18)	(45)	(10)	(6)	(17)	(89)	(407)	21	(246)	(632)
Current income taxes	1	(5)	(12)	-	(1)	-	(1)	-	(18)	1	(22)	(39)
Distributions attributable to
Preferred limited partners equity	-	-	-	-	-	-	-	(28)	(28)	-	-	(28)
Preferred equity	-	-	-	-	-	-	-	(26)	(26)	-	-	(26)
Share of interest and cash taxes from
equity accounted investments	-	-	-	-	-	-	-	-	-	(22)	-	(22)
Share of Funds From Operations
attributable to non-controlling interests	-	-	-	-	-	-	-	-	-	-	(341)	(341)
Funds From Operations	486	52	148	74	15	16	21	(231)	581	-	-	-
Depreciation	(222)	(26)	(141)	(89)	(24)	(8)	(29)	-	(539)	22	(265)	(782)
Unrealized financial instrument loss	(3)	(3)	-	(1)	(12)	-	-	(10)	(29)	1	(5)	(33)
Deferred income tax expense	(67)	(10)	2	45	6	-	1	(3)	(26)	(3)	(20)	(49)
Other	(20)	6	(8)	(3)	(5)	2	(6)	(9)	(43)	13	2	(28)
Share of earnings from
equity accounted investments	-	-	-	-	-	-	-	-	-	(33)	-	(33)
Net income attributable to
non-controlling interests	-	-	-	-	-	-	-	-	-	-	288	288
Net income (loss) attributable to Unitholders(2)	174	19	1	26	(20)	10	(13)	(253)	(56)	-	-	(56)

(1)               Share of earnings from equity-accounted investments of $2 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $53 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.

(2)               Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

The following table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable’s proportionate results to our consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the year ended December 31, 2016:
										Contribution
	Attributable to Unitholders									from	Attributable
	Hydroelectric			Wind			Storage	Corporate	Total	equity	to non-	As per
	North			North			and			accounted	controlling	IFRS
($ MILLIONS)	America	Colombia	Brazil	America	Europe	Brazil	Other			investments	interests	financials(1)
Revenues	819	192	187	151	56	17	58	1	1,481	(37)	1,008	2,452
Other income	24	3	13	-	-	-	(1)	8	47	-	17	64
Direct operating costs	(295)	(107)	(70)	(36)	(24)	(4)	(26)	(24)	(586)	16	(468)	(1,038)
Share of Adjusted EBITDA from
equity accounted investments	-	-	-	-	-	-	-	-	-	21	-	21
Adjusted EBITDA	548	88	130	115	32	13	31	(15)	942	-	557	-
Management service costs	-	-	-	-	-	-	-	(62)	(62)	-	-	(62)
Interest expense - borrowings	(177)	(36)	(24)	(41)	(14)	(7)	(12)	(91)	(402)	12	(216)	(606)
Current income taxes	(4)	(6)	(9)	-	-	-	-	-	(19)	-	(25)	(44)
Distributions attributable to
Preferred limited partners equity	-	-	-	-	-	-	-	(15)	(15)	-	-	(15)
Preferred equity	-	-	-	-	-	-	-	(25)	(25)	-	-	(25)
Share of interest and cash taxes from
equity accounted investments	-	-	-	-	-	-	-	-	-	(12)	-	(12)
Share of Funds From Operations
attributable to non-controlling interests	-	-	-	-	-	-	-	-	-	-	(316)	(316)
Funds From Operations	367	46	97	74	18	6	19	(208)	419	-	-	-
Depreciation	(244)	(31)	(125)	(80)	(38)	(4)	(18)	-	(540)	11	(252)	(781)
Unrealized financial instrument loss	1	-	-	-	-	-	2	(6)	(3)	(2)	1	(4)
Deferred income tax expense	31	6	7	49	6	-	-	(21)	78	-	19	97
Other	(27)	4	(5)	4	6	(1)	(2)	2	(19)	-	(19)	(38)
Share of earnings from
equity accounted investments	-	-	-	-	-	-	-	-	-	(9)	-	(9)
Net income attributable to
non-controlling interests	-	-	-	-	-	-	-	-	-	-	251	251
Net income (loss) attributable to Unitholders(2)	128	25	(26)	47	(8)	1	1	(233)	(65)	-	-	(65)

(1)               Share of earnings from equity-accounted investments of $nil is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $65 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.

(2)               Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

F - !Unexpected End of Formula

The following table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable’s proportionate results to our consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the year ended December 31, 2015:
										Contribution
	Attributable to Unitholders									from	Attributable
	Hydroelectric			Wind			Storage	Corporate	Total	equity	to non-	As per
	North			North			and			accounted	controlling	IFRS
($ MILLIONS)	America	Colombia	Brazil	America	Europe	Brazil	Other			investments	interests	financials(1)
Revenues	819	-	203	150	56	9	59	-	1,296	(44)	376	1,628
Other income	23	-	28	12	8	-	-	5	76	-	46	122
Direct operating costs	(285)	-	(67)	(38)	(20)	(1)	(31)	(23)	(465)	18	(105)	(552)
Share of Adjusted EBITDA from
equity accounted investments	-	-	-	-	-	-	-	-	-	26	-	26
Adjusted EBITDA	557	-	164	124	44	8	28	(18)	907	-	317	-
Management service costs	-	-	-	-	-	-	-	(48)	(48)	-	-	(48)
Interest expense - borrowings	(179)	-	(18)	(48)	(12)	(3)	(5)	(81)	(346)	6	(89)	(429)
Current income taxes	(5)	-	(10)	-	-	-	-	-	(15)	-	(3)	(18)
Distributions attributable to
Preferred limited partners equity	-	-	-	-	-	-	-	(1)	(1)	-	-	(1)
Preferred equity	-	-	-	-	-	-	-	(30)	(30)	-	-	(30)
Share of interest and cash taxes from
equity accounted investments	-	-	-	-	-	-	-	-	-	(6)	-	(6)
Share of Funds From Operations
attributable to non-controlling interests	-	-	-	-	-	-	-	-	-	-	(225)	(225)
Funds From Operations	373	-	136	76	32	5	23	(178)	467	-	-	-
Depreciation	(218)	-	(113)	(83)	(32)	(4)	(12)	-	(462)	9	(161)	(614)
Unrealized financial instrument loss	1	-	-	2	-	-	(1)	(15)	(13)	1	3	(9)
Deferred income tax recovery	36	-	4	16	2	-	-	20	78	-	2	80
Other	14	-	(8)	(30)	(1)	-	(4)	(39)	(68)	-	-	(68)
Share of earnings from
equity accounted investments	-	-	-	-	-	-	-	-	-	(10)	-	(10)
Net income attributable to
non-controlling interests	-	-	-	-	-	-	-	-	-	-	156	156
Net income (loss) attributable to Unitholders(2)	206	-	19	(19)	1	1	6	(212)	2	-	-	2

(1)               Share of earnings from equity-accounted investments of $10 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $69 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.

(2)               Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

The following table presents information on a segmented basis about certain items in Brookfield Renewable’s statement of financial position:
											Contribution
	Attributable to Unitholders										from	Attributable
	Hydroelectric			Wind				Solar	Corporate	Total	equity	to non-	Total
	North			North				Storage and			accounted	controlling
(MILLIONS)	America	Colombia	Brazil	America	Europe	Brazil	Other	Other			investments	interests
As at December 31, 2017:
Property, plant and equipment, at fair value	$11,396	$1,303	$1,908	$1,798	$482	$304	$11	$1,227	$-	$18,429	$(1,451)	$10,118	$27,096
Total assets	11,709	1,574	2,149	1,888	532	443	31	1,456	180	19,962	(1,040)	11,982	30,904
Total borrowings	3,049	447	200	1,005	233	192	9	752	2,552	8,439	(848)	4,175	11,766
Total liabilities	5,237	801	380	1,338	334	208	18	877	2,786	11,979	(1,039)	5,682	16,622
For the year ended December 31, 2017:
Additions to property, plant and equipment	90	8	59	6	34	-	-	13	10	220	(10)	144	354
As at December 31, 2016:
Property, plant and equipment, at fair value	$10,922	$1,273	$1,895	$1,327	$545	$139	$-	$491	$-	16,592	$(428)	$9,093	$25,257
Total assets	11,219	1,577	2,059	1,389	587	153	-	561	182	17,727	(280)	10,290	27,737
Total borrowings	2,946	467	194	727	249	50	-	215	2,229	7,077	(232)	3,337	10,182
Total liabilities	5,414	824	340	990	337	51	-	268	2,418	10,642	(280)	4,703	15,065
For the year ended December 31, 2016:
Additions to property, plant and equipment	86	9	79	3	18	1	-	18	8	222	(10)	146	358

F - !Unexpected End of Formula

Geographical Information

The following table presents consolidated revenue split by geographical region:

(MILLIONS)	2017	2016	2015
United States	$871	$786	$799
Colombia	797	819	-
Canada	480	442	426
Brazil	366	269	265
Europe	111	136	138
	2,625	2,452	1,628

The following table presents consolidated property, plant and equipment and equity-accounted investments split by geographical region:

(MILLIONS)	2017	2016
United States	$11,131	$10,163
Colombia	5,401	5,275
Canada	5,810	5,845
Brazil	3,479	2,922
Europe	1,332	1,258
Other	664	-
	27,817	25,463

7.  OTHER INCOME

Brookfield Renewable’s other income for the year ended December 31 is comprised of the following:

(MILLIONS)	2017	2016	2015
Interest income and other	$32	$41	$21
Gain on available for sale investments (Note 3)	15	-	-
Gains on settlement of foreign currency contracts	-	23	31
Gain on disposal(1)	-	-	53
Compensation related to expired Brazilian
concession agreements(2)	-	-	17
	$47	$64	$122

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

8. DIRECT OPERATING COSTS

Brookfield Renewable’s direct operating costs for the year ended December 31 are comprised of the following:

(MILLIONS)	Notes	2017	2016	2015
Operations, maintenance and administration		$567	$553	$396
Water royalties, property taxes and other		161	149	119
Fuel and power purchases(1)		226	313	15
Energy marketing fees	27	24	23	22
		$978	$1,038	$552

(1)        Fuel and power purchases are primarily attributable to our portfolio in Colombia.

F - !Unexpected End of Formula

9.  OTHER

Brookfield Renewable’s other for the year ended December 31 is comprised of the following:

(MILLIONS)	Notes	2017	2016	2015
Transaction costs		$(9)	$(22)	$(6)
Change in fair value of property, plant and equipment	12	(33)	(36)	(45)
Unrealized loss on available-for-sale securities		-	-	(25)
Other		14	20	13
		$(28)	$(38)	$(63)

10. FOREIGN CURRENCY TRANSLATION

Brookfield Renewable’s foreign currency translation for the year ended December 31 shown in the consolidated statements of comprehensive income (loss) is comprised of the following:

(MILLIONS)	Notes	2017	2016	2015
Foreign currency translation on
Property, plant and equipment, at fair value	12	$506	$1,186	$(1,975)
Long-term debt and credit facilities		(282)	(244)	697
Deferred income tax liabilities and assets		(82)	(157)	202
Other assets and liabilities		48	201	(62)
		$190	$986	$(1,138)

11.  INCOME TAXES

The major components of income tax recovery (expense) for the year ended December 31 are as follows:

(MILLIONS)	2017	2016	2015
Income tax (expense) recovery applicable to:
Current taxes
Attributed to the current period	$(39)	$(44)	$(18)
Deferred taxes
Income taxes - origination and reversal of temporary differences	$8	$71	$87
Relating to change in tax rates / imposition of new tax laws	(42)	35	6
Relating to unrecognized temporary differences and tax losses	(15)	(9)	(15)
	$(49)	$97	$78
Total income tax (expense) recovery	$(88)	$53	$60

The major components of deferred income tax recovery (expense) for the year ended December 31 recorded directly to OCI are as follows:

(MILLIONS)	2017	2016	2015
Deferred income taxes attributed to:
Financial instruments designated as cash flow hedges	$(4)	$2	$8
Other	15	(7)	(17)
Revaluation surplus
Origination and reversal of temporary differences	(248)	(55)	(263)
Relating to changes in tax rates / imposition of new tax laws	586	19	(19)
	$349	$(41)	$(291)

Brookfield Renewable’s effective income tax (expense) recovery for the year ended December 31 is different from its recovery at its statutory income tax rate due to the differences below:

(MILLIONS)	2017	2016	2015
Statutory income tax (expense) recovery(1)	$(50)	$5	$(15)
(Reduction) increase resulting from:
Increase in tax assets not recognized	(15)	(9)	(15)
Deemed profit method differences in Brazil	1	(11)	10
Differences between statutory rate and future tax rate	(38)	54	68
Income or losses recorded not taxable to Brookfield Renewable	14	14	14
Other	-	-	(2)
Effective income tax (expense) recovery	$(88)	$53	$60

•        Statutory income tax expense is calculated at the domestic rates applicable to the profits in the country concerned.

The above reconciliation has been prepared by aggregating the information for all of Brookfield Renewable’s subsidiaries using the domestic rate in each tax jurisdiction.

Brookfield Renewable’s effective income tax rate was 63.31% for the year ended December 31, 2017 (2016: 384.03%). The effective tax rate is more than the statutory rate primarily due to rate differentials, legislative changes in tax rates during the year, and non-controlling interests’ income not subject to tax.

The following table details the expiry date, if applicable, of the unrecognized deferred tax assets as at December 31:

(MILLIONS)	2017	2016
2018 to 2022	$8	$-
2023 and thereafter	108	98

The deferred tax assets and liabilities of the following temporary differences have been recognized in the consolidated financial statements for the year ended December 31:

		Amount available	Difference	Net deferred
	Non-capital	for future	between tax and	tax (liabilities)
(MILLIONS)	losses	deductions	carrying value	assets
As at January 1, 2015	$403	$88	$(2,986)	$(2,495)
Recognized in Net income (loss)	73	(11)	16	78
Recognized in equity	(1)	-	(279)	(280)
Business combination	5	-	(35)	(30)
Foreign exchange	(22)	(12)	223	189
As at December 31, 2015	458	65	(3,061)	(2,538)
Recognized in Net income (loss)	24	(10)	83	97
Recognized in equity	17	-	(48)	(31)
Business combination	-	-	(1,020)	(1,020)
Foreign exchange	-	1	(161)	(160)
As at December 31, 2016	499	56	(4,207)	(3,652)
Recognized in Net income (loss)	(97)	(5)	53	(49)
Recognized in equity	13	-	341	354
Business combination	79	-	(63)	16
Foreign exchange	14	4	(98)	(80)
As at December 31, 2017	$508	$55	$(3,974)	$(3,411)

The deferred income tax liabilities include $2,561 million (2016: $2,948 million) of liabilities which relate to property, plant and equipment revaluations included in equity.

The taxable temporary difference attributable to Brookfield Renewable’s interest in its subsidiaries, branches, associates, and joint ventures is $1,549 million (2016: $1,380 million).

As a result of the recent U.S. income tax reform, Brookfield Renewable's net deferred tax liability decreased by $546 million, of which $41 million was recorded as a tax expense in net income and $587 million was recorded as a tax recovery in other comprehensive income. Over the long term, it is expected that the decrease in the U.S. federal income tax rate to reduce our overall effective tax rate.

12.   PROPERTY, PLANT AND EQUIPMENT, AT FAIR VALUE

The following table presents a reconciliation of property, plant and equipment at fair value:

				Solar and
(MILLIONS)	Notes	Hydroelectric	Wind	Other(1)	Total(2)
As at December 31, 2014		$15,210	$3,315	$41	$18,566
Additions		183	51	55	289
Acquisitions through business combinations	3	307	624	229	1,160
Disposal		-	(230)	-	(230)
Items recognized through OCI
Change in fair value		1,141	52	16	1,209
Foreign exchange		(1,585)	(336)	(54)	(1,975)
Items recognized through net income
Change in fair value		(2)	(43)	-	(45)
Depreciation		(407)	(200)	(9)	(616)
As at December 31, 2015		$14,847	$3,233	$278	$18,358
Additions		269	71	18	358
Acquisitions through business combinations	3	5,731	10	-	5,741
Items recognized through OCI
Change in fair value		190	187	54	431
Foreign exchange		1,114	21	51	1,186
Items recognized through net income
Change in fair value		(17)	(10)	(9)	(36)
Depreciation		(565)	(199)	(17)	(781)
As at December 31, 2016		$21,569	$3,313	$375	$25,257
Additions		253	95	6	354
Acquisitions through business combinations	3	-	618	627	1,245
Disposal	4	-	(338)	-	(338)
Items recognized through OCI
Change in fair value		828	91	(32)	887
Foreign exchange		332	177	(3)	506
Items recognized through net income
Change in fair value		(20)	(8)	(5)	(33)
Depreciation		(563)	(197)	(22)	(782)
As at December 31, 2017		$22,399	$3,751	$946	$27,096

(1)     Includes solar, storage, biomass and Co-gen.

(2)     Includes intangible assets of $13 million (2016: $14 million and 2015: $13 million) and construction work in process (“CWIP”) of $601 million (2016: $663 million and 2015: $405 million).

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

Discount rates, terminal capitalization rates and exit dates used in the valuation methodology, are provided in the following table:

	North America						Colombia		Brazil		Europe
	2017			2016			2017	2016	2017	2016	2017			2016
Discount rate(1)
Contracted	4.9%	-	6.0%	4.8%	-	5.5%	11.3%	N/A	8.9%	9.2%	4.1%	-	4.5%	4.1%	-	5.0%
Uncontracted	6.5%	-	7.6%	6.6%	-	7.2%	12.6%	N/A	10.2%	10.5%	5.9%	-	6.3%	5.9%	-	6.8%
Terminal
capitalization rate(2)	6.2%	-	7.5%	6.3%	-	6.9%	12.6%	N/A	N/A	N/A	N/A			N/A
Exit date	2037			2036			2037	N/A	2032	2031	2031			2031

(1)               Discount rates are not adjusted for asset specific risks.

(2)               The terminal capitalization rate applies only to hydroelectric assets in the United States, Canada and Colombia.

The following table summarizes the impact of a change in discount rates, electricity prices and terminal capitalization rates on the fair value of property, plant and equipment:

	2017
	North
(MILLIONS)	America	Colombia	Brazil	Europe	Total
25 bps increase in discount rates	$(710)	$(130)	$(50)	$(20)	$(910)
25 bps decrease in discount rates	770	130	50	20	970
5% increase in future electricity prices	620	310	70	20	1,020
5% decrease in future electricity prices	(620)	(310)	(70)	(20)	(1,020)
25 bps increase in terminal capitalization rate(1)	(180)	(50)	-	-	(230)
25 bps decrease in terminal capitalization rate(1)	190	50	-	-	240
	2016
	North
(MILLIONS)	America	Colombia	Brazil	Europe	Total
25 bps increase in discount rates	$(670)	$ N/A	$(50)	$(20)	$(740)
25 bps decrease in discount rates	730	N/A	50	20	800
5% increase in future electricity prices	540	N/A	70	20	630
5% decrease in future electricity prices	(540)	N/A	(70)	(20)	(630)
25 bps increase in terminal capitalization rate(1)	(180)	N/A	-	-	(180)
25 bps decrease in terminal capitalization rate(1)	190	N/A	-	-	190

(1)         The terminal capitalization rate applies only to hydroelectric assets in the United States, Canada and Colombia.

Terminal values are included in the valuation of hydroelectric assets in the United States, Canada and Colombia.  For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset without consideration of potential renewal value. The weighted-average remaining duration of the authorization or useful life of a concession asset at December 31, 2017, is 15 years (2016: 15 years). Consequently, there is no terminal value attributed to the hydroelectric assets in Brazil. If an additional 20 years of cash flows were included in Brazil, the fair value of property, plant and equipment would increase by approximately $1,500 million.

The following table summarizes the percentage of total generation contracted under power purchase agreements as at December 31, 2017:

	North America	Colombia	Brazil	Europe
1 - 10 years	58%	17%	66%	78%
11 - 20 years	42%	-	57%	35%

The following table summarizes power prices from long-term power purchase agreements that are linked specifically to the related power generating assets:

Per MWh(1)	North America	Colombia		Brazil		Europe
1 - 10 years	$84	COP	211,000	R$	274	€90
11 - 20 years	88		-		407	107

(1)               Assumes nominal prices based on weighted-average generation.

The following table summarizes the estimates of future electricity prices:

Per MWh(1)	North America	Colombia		Brazil		Europe
1 - 10 years	$63	COP	238,000	R$	309	€78
11 - 20 years	112		339,000		458	95

(1)               Assumes nominal prices based on weighted-average generation.

Brookfield Renewable’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth between 2021 and 2025. A further one year change would increase or decrease the fair value of property, plant and equipment by approximately $160 million (2016: $130 million).

Had Brookfield Renewable’s revalued property, plant and equipment been measured on a historical cost basis, the carrying amounts, net of accumulated depreciation would have been as follows at December 31:

(MILLIONS)	2017	2016
Hydroelectric	$12,740	$12,761
Wind	3,030	2,688
Solar and other(1)	933	319
	$16,703	$15,768

(1)           Includes biomass and Co-gen.

13.  LONG-TERM DEBT AND CREDIT FACILITIES

The composition of debt obligations as at December 31 is presented in the following table:

	2017				2016
	Weighted-average			Estimated	Weighted-average			Estimated
	Interest	Term	Carrying	Fair	Interest	Term	Carrying	Fair
(MILLIONS EXCEPT AS NOTED)	rate (%)	(years)	value	value	rate (%)	(years)	value	value
Corporate borrowings
Series 3 (C$200)	5.3	0.8	$159	$163	5.3	1.8	$149	$158
Series 4 (C$150)	5.8	18.9	119	144	5.8	19.9	111	132
Series 7 (C$450)	5.1	2.8	358	382	5.1	3.8	334	368
Series 8 (C$400)	4.8	4.1	318	344	4.8	5.1	298	331
Series 9 (C$400)	3.8	7.4	318	321	3.8	8.4	298	308
Series 10 (C$500)	3.6	9.0	398	400	3.6	10.0	372	380
	4.5	6.4	$1,670	$1,754	4.5	7.4	$1,562	$1,677
Credit facilities	2.6	4.5	$887	$887	1.9	4.5	$673	$673
Subsidiary borrowings
Hydroelectric	6.3	8.8	$6,392	6,813	6.9	7.8	$6,249	6,600
Wind	5.8	9.7	2,211	2,343	4.6	13.1	1,735	1,879
Solar and other	11.0	8.2	682	682	8.9	18.8	41	41

	6.5	9.0	$9,285	$9,838	6.4	9.0	$8,025	$8,520

Total debt			11,842	12,479			10,260	10,870
Add: Unamortized premiums(1)			1				2
Less: Unamortized financing fees(1)			(77)				(80)
Less: Current portion(2)(3)			(1,676)				(1,034)
			$10,090				$9,148

(1)               Unamortized premiums and unamortized financing fees are amortized to interest expense over the terms of the borrowing

(2)               As part of the TerraForm Global transaction, Brookfield Renewable acquired $841 million of borrowings that were immediately classified as current due to the change of control provision allowing the holders to direct TerraForm Global to redeem the bonds at 101% of par value in the first quarter of 2018. Brookfield Renewable redeemed these borrowings at approximately 107% of par value in the first quarter of 2018 with a combination of available cash on hand and proceeds from note offering that closed on February 22, 2018. See Note 20 – Cash and Cash Equivalents and Note 31 – Subsequent Events.

(3)               As part of the TerraForm Global transaction, Brookfield Renewable acquired project level financings that were in default prior to the acquisition, had outstanding principal amounts totaling $342 million and mature in 2031.  See Note 18 – Capital Management..

The following table outlines changes in Brookfield Renewable’s borrowings for the year ended December 31:

		Cash flows from	Non-cash
(MILLIONS)	Jan 1	financing activities	Acquisition	Disposal	Other(1)	Dec 31
2017	$10,182	$267	$1,188	$(173)	$302	$11,766
2016	$7,338	$1,502	$1,104	$-	$238	$10,182

(1)               Includes foreign exchange and amortization of unamortized premium and financing fees.

Future repayments of Brookfield Renewable’s debt obligations, for each of the next five years and thereafter are as follows:
(MILLIONS)	2018	2019	2020	2021	2022	Thereafter	Total
Corporate borrowings and
credit facilities	$159	$202	$377	$-	$984	$835	$2,557
Subsidiary borrowings
Hydro	206	366	1,013	822	317	3,668	6,392
Wind	665	115	122	125	132	1,052	2,211
Solar and other	646	3	3	2	4	24	682
	$1,676	$686	$1,515	$949	$1,437	$5,579	11,842
Equity-accounted investments	$110	$116	$112	$716	$602	$3,003	$4,659
							$16,501

(1)               Subsidiary borrowings and corporate borrowings and credit facilities include $1 million and $77 million of unamortized premiums and deferred financing fees, respectively.

The following table outlines change in financing fees for the year ended December 31:

(MILLIONS)	2017	2016	2015
Corporate borrowings
Unamortized financing fees, beginning of year	$6	$5	$5
Additional financing fees	-	2	1
Amortization of financing fees	(1)	(1)	(1)
Unamortized financing fees, end of year	$5	$6	$5
Subsidiary borrowings
Unamortized financing fees, beginning of year	$74	$54	$66
Additional financing fees	16	41	7
Amortization of financing fees	(14)	(17)	(15)
Foreign exchange translation and other	(4)	(4)	(4)
Unamortized financing fees, end of year	$72	$74	$54
Total	$77	$80	$59

Corporate borrowings

Corporate borrowings are obligations of a finance subsidiary of Brookfield Renewable, Brookfield Renewable Partners ULC (“Finco”) (Note 30  - Subsidiary Public Issuers). Finco may redeem some or all of the borrowings from time to time, pursuant to the terms of the indenture. The balance is payable upon maturity, and interest on corporate borrowings is paid semi-annually. The term notes payable by Finco are unconditionally guaranteed by Brookfield Renewable, Brookfield Renewable Energy L.P. (“BRELP”) and certain other subsidiaries.

Our sole near time maturity is our C$200 million ($159 million) Series 3 medium-term notes which mature in November 2018.

Subsidiary borrowings

Subsidiary borrowings are typically asset-specific, long-term, non-recourse borrowings denominated in the domestic currency of the subsidiary. Subsidiary borrowings in North America, Europe and South Africa consist of both fixed and floating interest rate debt. Subsidiary borrowings in South Africa consist of floating interest rate debt indexed to the Johannesburg Interbank Agreed Rate (“JIBAR”) and U.S. dollar denominated debt indexed to the London Interbank Offered Rate (“LIBOR”). Brookfield Renewable uses interest rate swap agreements in North America, Europe and South Africa to minimize its exposure to floating interest rates. Subsidiary borrowings in Brazil consist of floating interest rates of Taxa de Juros de Longo Prazo (“TJLP”), the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate (“CDI”), plus a margin. Subsidiary borrowings in Colombia include floating interest rates of Indicador Bancario de Referencia rate (“IBR”), the Banco Central de Colombia short-term interest rate, or Colombian Consumer Price Index (“IPC”), the Banco Central de Colombia inflation rate, plus a margin. Subsidiary borrowings in Malaysia consist of floating interest rate debt indexed to the Kuala Lumpur Interbank Offering Rate (“KLIBOR”). Subsidiary borrowings in India consist of fixed interest rate U.S. dollar denominated debt.

In March 2017, Brookfield Renewable completed the refinancing of a $60 million bank loan associated with a 417 MW hydroelectric facility in Pennsylvania. The loan bears interest at LIBOR plus a margin of 3.75% and matures in March 2022.

In May 2017, Brookfield Renewable completed the refinancing associated with a 44 MW hydroelectric portfolio in New England by issuing notes for $65 million. The notes carry a 4.86% coupon rate and mature in May 2027.

In June 2017, Brookfield Renewable completed the refinancing associated with a 11 MW wind asset in Arizona by securing a $11 million bank loan. The loan has been fully hedged for an all-in rate of 5.28% and matures in June 2024.

In June 2017, Brookfield Renewable completed the financing associated with a 17 MW hydroelectric facility in Quebec by issuing notes for C$55 million ($43 million). The notes bear an all-in rate of 4.49% and mature in May 2044.

In July 2017, Brookfield Renewable completed the refinancing of a 360 MW hydroelectric portfolio in New England. The financing was a $475 million green bond bearing interest at 4.4% with a maturity in July 2032.

In October 2017, Brookfield Renewable completed financing associated with a 47 MW portfolio of wind farms in Ireland by securing €78 million ($92 million) of long-term debt, €6 million ($8 million) working capital facility and €4 million ($4 million) debt reserve facility. The long-term debt matures in 2032 and bears interest at EURIBOR plus a margin of 1.5%.

In December 2017, Brookfield Renewable completed a $305 million refinancing, associated with an 872 MW portfolio of hydroelectric facilities in New York at an all-in interest rate of 4.29% and with a maturity in December 2030.

In December 2017, Brookfield Renewable completed a £17 million ($22 million) non-recourse financing associated with a 16 MW wind asset in Northern Ireland. The long-term debt matures in 2035 and bears interest at GBP LIBOR plus a margin of 2.20%.

In December 2017, Brookfield Renewable completed R$166 million ($50 million) of financing with respect to a 28 MW hydroelectric facility currently under construction in Brazil. The loan bears interest at a rate of TJLP plus 2.12% and matures in 2038.

Credit facilities

In June 2017, Brookfield Renewable extended the maturity of $1,600 million of its corporate credit facilities by one year to June 30, 2022. The applicable margin is 1.20%. The credit facilities are used for general working capital purposes and issuing letters of credit. The credit facilities bear interest at the applicable banker’s acceptance rate, LIBOR or EURIBOR plus an applicable margin. The applicable margin is tiered on the basis of Brookfield Renewable’s unsecured long-term debt rating.

During the first quarter of 2017, the committed unsecured revolving credit facility provided by Brookfield Asset Management was increased to $400 million. During the fourth quarter of 2017, Brookfield Renewable extended the maturity by one year to December 2018. Interest rate applicable on the draws is LIBOR plus 2%.

Brookfield Renewable and its subsidiaries issue letters of credit from some of their credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for debt service reserve accounts.

The following table summarizes the available portion of credit facilities as at December 31:

(MILLIONS)	2017	2016
Authorized credit facilities	$2,090	$1,890
Draws on credit facilities(1)	(685)	(673)
Issued letters of credit	(193)	(250)
Available portion of credit facilities	$1,212	$967

(1)     Comprised of $685 million borrowed under unsecured corporate credit facilities guaranteed by Brookfield Renewable.  Excludes $202 million borrowed under a subscription credit facility made available to a Brookfield sponsored private fund.

As at December 31, 2017, a subsidiary of Brookfield Renewable, as a qualified borrower, had received $202 million under a credit facility of a private fund sponsored by Brookfield Asset Management. The facility has an interest rate of LIBOR plus 1.5%, a maturity date of June 2019 and is unsecured.

14. NON-CONTROLLING INTERESTS

Brookfield Renewable’s non-controlling interests are comprised of the following as at December 31:

(MILLIONS)	2017	2016
Participating non-controlling interests - in operating subsidiaries	$6,298	$5,589
General partnership interest in a holding subsidiary held by Brookfield	58	55
Participating non-controlling interests - in a holding subsidiary -
Redeemable/Exchangeable units held by Brookfield	2,843	2,680
Preferred equity	616	576
	$9,815	$8,900

Participating non-controlling interests – in operating subsidiaries

The net change in participating non-controlling interests – in operating subsidiaries is as follows:

						Isagen
	Brookfield				Isagen	public
	Americas	Brookfield	Brookfield	The	institu-	non-con
Infrastructure		Infrastructure	Infrastructure	Catalyst	tional	-trolling
(MILLIONS)	Fund	Fund II	Fund III	Group	investors	interests	Other	Total
As at December 31, 2014	$914	$937	$-	$126	$-	$-	$85	$2,062
Net income	26	27	-	14	-	-	2	69
OCI	89	144	-	(12)	-	-	(17)	204
Capital contributions	-	460	-	-	-	-	-	460
Distributions	(70)	(126)	-	(7)	-	-	(5)	(208)
Other	(1)	(1)	-	-	-	-	2	-
As at December 31, 2015	$958	$1,441	$-	$121	$-	$-	$67	$2,587
Net (loss) income	(18)	(16)	15	16	47	19	2	65
OCI	46	228	-	2	148	205	6	635
Capital contributions	-	74	1,074	-	1,473	-	-	2,621
Acquisition	-	-	-	-	-	1,417	-	1,417
Distributions	(23)	(73)	(7)	(12)	-	-	(4)	(119)
MTO adjustments	-	-	3	-	7	(1,627)	-	(1,617)
As at December 31, 2016	$963	$1,654	$1,085	$127	$1,675	$14	$71	$5,589
Net (loss) income	(29)	(13)	33	12	47	-	3	53
OCI	(76)	269	111	2	78	(1)	-	383
Capital contributions	-	89	186	-	19	-	-	294
Acquisition	-	-	525	-	-	-	-	525
Distributions	(8)	(317)	(88)	(7)	(115)	-	(4)	(539)
Purchase of Isagen shares	-	-	(1)	-	(5)	5	-	(1)
Other	-	-	1	-	2	(9)	-	(6)
As at December 31, 2017	$850	$1,682	$1,852	$134	$1,701	$9	$70	$6,298
Interests held by third parties	75-80%	50-60%	23-71%	25%	53%	0.5%	21-50%

The privatization of the Isagen portfolio was completed on March 31, 2017 and its shares were delisted from the Colombia Stock Exchange. During the year ended December 31, 2017, Brookfield Renewable, together with its co-investors, acquired an additional 3,358,523 shares in Isagen. In accordance with IFRS 10, Consolidated Financial Statements, Brookfield Renewable is accounting for the additional interests in Isagen purchased subsequent to the initial investments as equity transactions related to the acquisition of non-controlling interest. As at December 31, 2017 Brookfield Renewable together with its co-investors owns approximately 99.5% interest in Isagen. The remaining approximately 0.5% ownership interest not held by Brookfield Renewable and its co-investors remains as non-controlling interest.

The following tables summarize certain financial information of operating subsidiaries that have non-controlling interests that are material to Brookfield Renewable:

	Brookfield
	Americas	Brookfield	Brookfield
	Infrastructure	Infrastructure	Infrastructure	The Catalyst
(MILLIONS)	Fund	Fund II	Fund III(1)	Group	Isagen(2)	Other	Total
Interests held by third parties	75-80%	50-60%	69-71%	25%	76%	21-50%
Place of business	United States, Brazil	United States, Brazil, Europe	United States, Brazil, India, China, South Africa	United States	Colombia	United States, Brazil, Canada
For the year ended
December 31, 2015:
Revenue	$136	$402	$-	$160	$-	$30	$728
Net income	34	49	-	56	-	8	147
Total comprehensive
income (loss)	144	247	-	8	-	(51)	348
Net income allocated to
non-controlling interests	26	27	-	14	-	2	69
For the year ended
December 31, 2016:
Revenue	$118	$394	$28	$164	$819	$27	$1,550
Net (loss) income	(22)	(23)	(8)	62	110	5	124
Total comprehensive
income (loss)	37	356	(8)	70	502	31	988
Net (loss) income allocated to
non-controlling interests	(18)	(16)	(5)	16	86	2	65
As at December 31, 2016:
Property, plant and
equipment, at fair value	$1,807	$4,816	$848	$970	$5,275	$417	$14,133
Total assets	1,865	5,125	855	1,072	6,539	428	15,884
Total borrowings	571	1,881	313	450	1,924	41	5,180
Total liabilities	631	2,235	319	466	3,396	60	7,107
Carrying value of non-
controlling interests	$963	$1,654	$383	$127	$2,391	$71	$5,589
For the year ended
December 31, 2017:
Revenue	$123	$430	$53	$135	$797	$32	$1,570
Net (loss) income	(34)	(20)	18	47	89	7	107
Total comprehensive
(loss) income	(133)	529	126	57	236	-	815
Net (loss) income allocated
to non-controlling interests	(29)	(13)	13	12	67	3	53
As at December 31, 2017:
Property, plant and
equipment, at fair value	$1,667	$5,153	$2,149	$964	$5,401	$411	$15,745
Total assets	1,718	5,430	3,294	1,066	6,526	426	18,460
Total borrowings	556	2,040	1,502	413	1,858	42	6,411
Total liabilities	628	2,422	1,678	432	3,336	63	8,559
Carrying value of non-
controlling interests	$850	$1,682	$1,138	$134	$2,424	$70	$6,298

(1)           Excludes information relating to Isagen which is presented separately.

(2)           The total third parties ownership interest in Isagen as of December 31, 2017 was 75.9% and comprised of Brookfield Infrastructure Fund III: 22.9%, Isagen Institutional investors 52.5% and Isagen public non-controlling interests: 0.5%.

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

As at December 31, 2017, general partnership units, and Redeemable/Exchangeable partnership units outstanding were 2,651,506 (December 31, 2016: 2,651,506) and 129,658,623 (December 31, 2016: 129,658,623), respectively.

Distributions

The composition of the distributions for the year ended December 31 is presented in the following table:

(MILLIONS)	2017	2016
General partnership interest in a holding
subsidiary held by Brookfield	$5	$5
Incentive distribution	30	19
	$35	$24

Participating non-controlling interests - in a
holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	$243	$232
	$278	$256

The following table summarizes certain financial information regarding General partnership interest in a holding subsidiary held by Brookfield and Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield:
(MILLIONS)	2017	2016	2015
For the year ended December 31:
Revenue	$2,625	$2,452	$1,628
Net income	51	40	103
Comprehensive income	1,401	1,369	5
Net income allocated to(1):
GP interest	(1)	-	-
Redeemable/Exchangeable partnership units	(23)	(29)	1
As at December 31:
Property, plant and equipment, at fair value	$27,096	$25,257
Total assets	30,904	27,737
Total borrowings	11,766	10,182
Total liabilities	16,622	15,065
Carrying value of(2):
GP interest	58	55
Redeemable/Exchangeable partnership units	2,843	2,680

(1)           Allocated based on weighted-average GP interest, Redeemable/Exchangeable partnership units and LP Units of 2.7 million, 129.7 million, and 173.5 million, respectively (2016: 2.7 million, 129.7 million, and 156.4 million, respectively and 2015: 2.7 million, 129.7 million, and 143.3 million, respectively).

(2)           Allocated based on outstanding GP interest, Redeemable/Exchangeable partnership units and LP Units of 2.7 million, 129.7 million, and 180.4 million, respectively (2016: 2.7 million, 129.7 million, and 166.8 million, respectively).

Preferred equity

Brookfield Renewable’s preferred equity as at December 31 consists of Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) as follows:

			Earliest	Dividends declared
		Cumulative	permitted	for the year ended
(MILLIONS EXCEPT	Shares	dividend	redemption	December 31
AS NOTED)	outstanding	rate (%)	date	2017	2016	2017	2016
Series 1 (C$136)	5.45	3.36	Apr 30, 2020	$4	$3	$108	$101
Series 2 (C$113)(1)	4.51	3.63	Apr 30, 2020	3	3	90	84
Series 3 (C$249)	9.96	4.40	Jul 31, 2019	8	8	197	185
Series 5 (C$103)	4.11	5.00	Apr 30, 2018	4	4	82	76
Series 6 (C$175)	7.00	5.00	Jul 31, 2018	7	7	139	130
	31.03			$26	$25	$616	$576

(1)        Dividend rate represents annualized distribution based on the most recent quarterly floating rate.

The Class A Preference Shares do not have a fixed maturity date and are not redeemable at the option of the holders. As at December 31, 2017, none of the issued Class A Preference Shares have been redeemed by BRP Equity.

Class A Preference Shares – Normal Course Issuer Bid

In June 2017, the TSX accepted notice of BRP Equity’s intention to renew the normal course issuer bid in connection with its outstanding Class A Preference Shares for another year to June 26, 2018, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, it is permitted to repurchase up to 10% of the total public float for each respective series of our Class A Preference Shares.

15. PREFERRED LIMITED PARTNERS’ EQUITY

Brookfield Renewable’s preferred limited partners’ equity comprises of Class A Preferred LP Units as follows:

			Earliest	Distributions declared
		Cumulative	permitted	for the year ended
(MILLIONS EXCEPT	Shares	distribution	redemption	December 31
AS NOTED)	outstanding	rate (%)	date	2017	2016	2017	2016
Series 5 (C$72)	2.89	5.59	Apr 30, 2018	$4	$3	$49	$49
Series 7 (C$175)	7.00	5.50	Jan 31, 2021	8	7	128	128
Series 9 (C$200)	8.00	5.75	Jul 31, 2021	8	5	147	147
Series 11 (C$250)	10.00	5.00	Apr 30, 2022	8	-	187	-
	27.89			$28	$15	$511	$324

On February 14, 2017, Brookfield Renewable issued 10,000,000 Class A, Series 11 Preferred Limited Partnership Units (the “Series 11 Preferred Units”) at a price of C$25 per unit for gross proceeds of C$250 million ($190 million). The holders of the Series 11 Preferred Units are entitled to receive a cumulative quarterly fixed distribution yielding 5.0% for the initial period ending April 30, 2022. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the 5-year Government of Canada bond yield plus 3.82%, and (ii) 5.00%.

The holders of Series 11 Preferred Units will have the right, at their option, to convert their Series 11 Preferred Units into Class A Preferred Limited Partnership Units, Series 12 (the “Series 12 Preferred Units”), subject to certain conditions, on April 30, 2022 and on April 30 every five years thereafter. The holders of Series 12 Preferred Units will be entitled to receive floating rate cumulative preferential cash distributions equal to the sum of the 90-day Canadian Treasury Bill Rate plus 3.82%.

16. LIMITED PARTNERS’ EQUITY

Limited partners’ equity

As at December 31, 2017, 180,388,361 LP Units were outstanding (December 31, 2016: 166,839,324) including 56,068,944 (December 31, 2016: 51,125,944) held by Brookfield. Brookfield owns all general partnership interests in Brookfield Renewable representing a 0.01% interest.

During the year ended December 31, 2017, 302,037 LP Units (2016: 298,946 LP Units) were issued under the distribution reinvestment plan.

As at December 31, 2017, Brookfield Asset Management’s direct and indirect interest of 185,727,567 LP Units and Redeemable/Exchangeable partnership units represents approximately 60% of Brookfield Renewable on a fully-exchanged basis and the remaining approximate 40% is held by public investors.

On an unexchanged basis, Brookfield holds a 31% direct limited partnership interest in Brookfield Renewable, a 42% direct interest in BRELP through the ownership of Redeemable/Exchangeable partnership units and a direct 1% GP interest in BRELP as at December 31, 2017.

In December 2017, Brookfield Renewable renewed its normal course issuer bid in connection with its LP Units. Under this normal course issuer bid Brookfield Renewable is permitted to repurchase up to 9  million LP Units, representing approximately 5% of the issued and outstanding LP Units, for capital management purposes. The bid will expire on December 28, 2018, or earlier should Brookfield Renewable complete its repurchases prior to such date.

Issuance of LP Units

On July 6, 2017, Brookfield Renewable completed the issuance of 8,304,000 non-voting LP Units on a bought deal basis at a price of C$42.15 per LP Unit for gross proceeds of C$350 million ($271 million). Concurrently, Brookfield Asset Management purchased 4,943,000 LP Units at the offering price (net of underwriting commission). The aggregate gross proceeds of the offering and the concurrent private placement was C$550 million ($422 million). Brookfield Renewable incurred C$15 million ($11 million) in related transaction costs inclusive of fees paid to underwriters.

The excess of the price received over the carrying value of the additional limited partnership units of BRELP purchased by Brookfield Renewable resulted in adjustments to the General partnership interest in a holding subsidiary held by Brookfield and Participating non-controlling interests – in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield of $1 million and $62 million, respectively. BRELP ultimately used the net proceeds to repay outstanding indebtedness and for general corporate purposes.

Distributions

The composition of the distribution for the year ended December 31 is presented in the following table:

(MILLIONS)	2017	2016
Brookfield	$101	$83
External LP Unitholders	227	198
	$328	$281

In February 2017, unitholder distributions were increased to $1.87 per LP Unit on an annualized basis, an increase of nine cents per LP Unit, which took effect with the distribution payable in March 2017.

17. GOODWILL

The following table provides a reconciliation of goodwill:

(MILLIONS)	2017	2016
Balance, beginning of year	$896	$-
Acquired through business acquisition	-	799
Foreign exchange	5	97
Balance, end of year	$901	$896

18. CAPITAL MANAGEMENT

Brookfield Renewable’s primary capital management objectives are to ensure the sustainability of its capital to support continuing operations, meet its financial obligations, allow for growth opportunities and provide stable distributions to its LP Unitholders. Brookfield Renewable’s capital is monitored through debt to total capitalization ratio which is calculated as total debt plus deferred income tax liabilities, net of deferred income tax assets, and equity. The ratio as at December 31, 2017 was 40% (2016: 38%).

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

As part of the TerraForm Global transaction, Brookfield Renewable acquired assets with project level financings that were in default prior to the acquisition, had outstanding principal amounts totaling $342 million and mature in 2031.   As at December 31, 2017, the loans were not in compliance with certain covenants due to the SunEdison Bankruptcy, as well as issues with contractors under the engineering, procurement and construction contract. The loan balances have been classified as current as at December 31, 2017. Brookfield Renewable is currently working with all the lenders to cure such defaults and release the restrictions placed on the projects.  Except for the aforementioned defaults, Brookfield Renewable complied with all material financial covenants as of December 31, 2017.

Brookfield Renewable’s strategy during 2017, which was unchanged from 2016, was to maintain the measure set out in the following schedule as at December 31:

(MILLIONS)	2017	2016
Total debt
Current portion of long-term debt(1)	$1,676	$1,034
Long-term debt and credit facilities	10,090	9,148
	11,766	10,182
Deferred income tax liabilities, net(2)	3,411	3,652
Equity	14,282	12,672
Total capitalization	$29,459	$26,506
Debt to total capitalization	40%	38%

(1)               As part of the TerraForm Global transaction, Brookfield Renewable acquired $841 million of borrowings that were immediately classified as current due to the change of control provision allowing the holders to direct TerraForm Global to redeem the bonds at 101% of par value in the first quarter of 2018. Brookfield Renewable redeemed these borrowings at approximately 107% of par value in the first quarter of 2018 with a combination of available cash on hand and proceeds from note offering that closed on February 22, 2018. See Note 20 – Cash and Cash Equivalents and Note 31 – Subsequent Events

(2)               Deferred income tax liabilities less deferred income tax assets.

19. EQUITY-ACCOUNTED INVESTMENTS

The following are Brookfield Renewable’s equity-accounted investments as at December 31:

	Principal place	Ownership	Carrying value
	of business	interest
(MILLIONS)%			2017	2016
FHH (Guernsey) Limited	Europe	25	$245	$-
TerraForm Power Inc.(1)	United States, Canada	16	212	-
Bear Swamp Power Co. L.L.C.	United States	50	173	114
Galera Centrais Eletricas S.A.	Brazil	50	28	29
Pingston Power Inc.	Canada	50	57	58
Brookfield Infrastructure Fund II Investees	United States, Europe	14 - 50	6	5
			$721	$206

(1)           The fair value of the investment based on quoted market price of the shares as of December 31, 2017  was $278 million.

The following table outlines the changes in Brookfield Renewable’s equity-accounted investments for the year ended December 31:

(MILLIONS)	2017	2016	2015
Balance, beginning of year	$206	$197	$273
Share of net income	2	-	10
Share of OCI
Revaluation of property, plant and equipment	54	7	96
Other	2	1	-
Dividends declared	(31)	(6)	(19)
Capital distributions, net	-	-	(144)
Acquisition of European Storage (Note 3)	248	-	-
Acquisition of TerraForm Power (Note 3)	221	-	-
Foreign exchange translation	19	7	(19)
Balance, end of year	$721	$206	$197

The following tables summarize certain financial information of equity-accounted investments:

(MILLIONS)		2017	2016
As at December 31:
Current assets		$477	$45
Property, plant and equipment, at fair value		8,098	864
Other assets		213	70
Current liabilities		687	42
Long-term debt		4,294	463
Other liabilities		958	71

(MILLIONS)	2017	2016	2015
For the year ended December 31
Revenue	$310	$74	$89
Net (loss) income	(24)	-	19
Share of net income (loss)
Cash earnings	29	9	20
Non-cash loss	(27)	(9)	(10)

20. CASH AND CASH EQUIVALENTS

Brookfield Renewable’s cash and cash equivalents as at December 31 are as follows:

(MILLIONS)	2017	2016
Cash(1)	$790	$210
Short-term deposits	9	13
	$799	$223

(1)               As part of the TerraForm Global transaction, Brookfield Renewable acquired $611 million of cash and cash equivalents, which under the indenture for TerraForm Global’s senior notes, is not available for distribution. In the first quarter of 2018, Brookfield Renewable used a portion of this cash as well as proceeds from a note offering that closed on February 22, 2018 to redeem these borrowings. See Note 13 – Long-term Debt and Credit Facilities and Note 31 – Subsequent Events.

21. RESTRICTED CASH

Brookfield Renewable’s restricted cash as at December 31 is as follows:

(MILLIONS)	Note	2017	2016
Operations		$195	$135
Credit obligations		85	104
Development projects		4	11
Total		284	250
Less: non-current	23	(103)	(129)
Current		$181	$121

22. TRADE RECEIVABLES AND OTHER CURRENT ASSETS

Brookfield Renewable’s trade receivables and other current assets as at December 31 are as follows:

(MILLIONS)	2017	2016
Trade receivables	$360	$262
Other short-term receivables	82	103
Prepaids and others	112	89
	$554	$454

As at December 31, 2017, 99% (2016: 95%) of trade receivables were current. Trade receivables are generally on 30-day terms and credit limits are assigned and monitored for all counterparties. In determining the recoverability of trade receivables, management performs a risk analysis considering the type and age of the outstanding receivables and the credit worthiness of the counterparties. Management also reviews trade receivable balances on an ongoing basis. Bad debt expense related to trade receivables is recognized at the time an account is deemed uncollectible. Accordingly, as at December 31, 2017 and 2016 an allowance for doubtful accounts for trade receivables was not deemed necessary.

23.  OTHER LONG-TERM ASSETS

The composition of Brookfield Renewable’s other long-term assets as at December 31 is presented in the following table:

		Accumulated
	Cost	Amortization	Net Book Value	Net book value
(MILLIONS)	2017			2016
Restricted cash	$103	$-	$103	$129
Unamortized financing fees	32	(27)	5	6
Acquisition downpayment	46	-	46	-
Other	82	(6)	76	41
	$263	$(33)	$230	$176

At December 31, 2017 and 2016, restricted cash was held primarily to satisfy lease payments and credit agreements.

24.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Brookfield Renewable’s accounts payable and accrued liabilities as at December 31 are as follows:

(MILLIONS)	2017	2016
Operating accrued liabilities	$271	$147
Accounts payable	117	87
Interest payable on corporate and subsidiary borrowings	64	68
Deferred consideration	35	55
Acquisition related provisions	-	54
LP Unitholders’ distributions, preferred limited partnership unit
distributions and preferred dividends payable(1)	29	24
Other	26	32
	$542	$467

(1)     Includes amounts payable only to external LP Unitholders. Amounts payable to Brookfield are included in due to related parties.

25.  OTHER LONG-TERM LIABILITIES

Brookfield Renewable’s other long-term liabilities as at December 31 are comprised of the following:

(MILLIONS)	Notes	2017	2016
Acquisition related provisions		$80	$111
Pension obligations	29	89	87
Decommissioning retirement obligations		85	47
Contingent consideration	3	18	16
Commitments for power purchase agreements		13	-
Concession payment liability		9	10
Deferred revenue		9	7
Other		41	32
		$344	$310

Brookfield Renewable has recorded decommissioning retirement obligations associated with certain power generating assets. The decommissioning retirement obligation has been established for hydroelectric and wind operation sites in North America that are expected to be restored between the years 2031 to 2138. The estimated cost of decommissioning activities is based on a third party assessment.

26.  COMMITMENTS, CONTINGENCIES AND GUARANTEES

Commitments

In the course of its operations, Brookfield Renewable and its subsidiaries have entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements can be renewed and are extendable up to 2091.

The remaining development project costs on two Brazilian hydroelectric projects totaling 47 MW and one 28 MW wind project in Europe are expected to be $44 million. All three projects are expected to be fully operational in 2018.

As at December 31, 2017, Brookfield Renewable had commitments for future minimum lease payments under non-cancellable leases which fall due as follows:

(MILLIONS)
2018	$33
2019	32
2020	31
2021	30
2022	27
Thereafter	262
Total	$415

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

Brookfield Renewable, on behalf of Brookfield Renewable’s subsidiaries, and the subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. The activity on the issued letters of credit by Brookfield Renewable can be found in Note 13 – Long-term debt and credit facilities.

Brookfield Renewable along with institutional investors has provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund and the Brookfield Infrastructure Fund II. Brookfield Renewable’s subsidiaries have similarly provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance.

As at December 31, letters of credit issued by Brookfield Renewable along with institutional investors and  its subsidiaries were as follows:

(MILLIONS)	2017	2016
Brookfield Renewable along with institutional investors	$76	$66
Brookfield Renewable's subsidiaries	468	483
	$544	$549

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

27.  RELATED PARTY TRANSACTIONS

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

Master Services Agreement

Brookfield Renewable entered into an agreement with Brookfield Asset Management pursuant to which Brookfield Asset Management has agreed to provide oversight of the business and provide the services of senior officers to Brookfield Renewable for a management service fee.  The fee is paid on a quarterly basis and has a fixed quarterly component of $5 million and a variable component calculated as a percentage of the increase in the total capitalization value of Brookfield Renewable over an initial reference value (subject to an annual escalation by a specified inflation factor beginning on January 1, 2013). Total capitalization value as of December 31, 2017 is $14 billion, which against the initial reference value of $8 billion and factoring in the annual amount of $21 million (as adjusted for inflation), resulted in a management service fee payment for the year ended December 31, 2017 of $82 million (2016: $62 million and 2015: $48 million).

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

Power Services Agreements

Power Agency Agreements

Certain Brookfield Renewable subsidiaries have entered into Power Agency Agreements appointing Brookfield as their exclusive agent in respect of the sales of electricity, including the procurement of transmission and other additional services.  In addition, Brookfield will schedule, dispatch and arrange for transmission of the power produced and the power supplied to third-parties in accordance with prudent industry practice. Pursuant to each Agreement, Brookfield will be entitled to be reimbursed for any third-party costs incurred, and, in certain cases, receives an additional fee for its services in connection with the sale of power and for providing the other services.

Energy Marketing Agreement

Brookfield has agreed to provide energy marketing services to Brookfield Renewable’s North American businesses. Under this Agreement, Brookfield Renewable pays an annual energy marketing fee of $18 million per year (subject to increase by a specified inflation factor beginning on January 1, 2013). See Note 8 - Direct operating costs.

Voting Agreements

Brookfield Renewable entered into voting agreements with Brookfield whereby Brookfield, as managing member of entities related to the Brookfield Americas Infrastructure Fund (the “BAIF Entities”) in which Brookfield Renewable holds investments in power generating operations with institutional investors, agreed to assign to Brookfield Renewable their voting rights to elect the Boards of Directors of the BAIF Entities. Brookfield Renewable’s economic interests in the BAIF Entities in the United States and Brazil are 22% and 25%, respectively.

Brookfield Renewable entered into voting agreements with certain Brookfield subsidiaries whereby these subsidiaries, as managing members of entities related to Brookfield Infrastructure Fund II (the “BIF II Entities”) in which Brookfield Renewable holds investments in power generating operations with institutional investors, agreed to provide to Brookfield Renewable the authority to direct the election of the Boards of Directors of the BIF II Entities. Brookfield Renewable’s economic interests in the BIF II Entities are between 40% and 50.1%.

Except as set out below in respect to TerraForm Power and Isagen, Brookfield Renewable entered into a voting agreement with certain Brookfield subsidiaries that form part of Brookfield Infrastructure Fund III (the “BIF III Entities”) in which Brookfield Renewable holds investments in power generating operations with institutional investors, Brookfield agreed to provide to Brookfield Renewable the authority to direct the election of the Boards of Directors of the BIF III Entities. Brookfield Renewable’s economic interests in the BIF III Entities are between 24% and 31%.

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

Brookfield Renewable entered into a voting agreement with the Brookfield subsidiary that ultimately controls TerraForm Power. Pursuant to this voting agreement, Brookfield Renewable is entitled to direct the election of one of the four directors of the Brookfield subsidiary, thereby providing Brookfield Renewable with significant influence over this subsidiary.

Brookfield Asset Management has provided a $400 million committed unsecured revolving credit facility maturing in December 2018. See Note 13 – Long-term debt and credit facilities for further details. Brookfield Asset Management had also placed funds on deposit with Brookfield Renewable in the amount of $140 million during the first quarter of the current year, which was repaid prior to the end of the first quarter. The interest expense on the draws from the credit facility and the deposit totaled $1 million.

In 2011, on formation of Brookfield Renewable, Brookfield Asset Management transferred certain development projects to Brookfield Renewable for no upfront consideration but is entitled to receive variable consideration on commercial operation or sale of these projects. An amount of $8 million has been paid relating to the commissioning of a 25 MW hydroelectric facility in Brazil.

The following table reflects the related party agreements and transactions in the consolidated statements of income, for the year ended December 31:

(MILLIONS)	2017	2016	2015
Revenues
Power purchase and revenue agreements	$601	$527	$469
Wind levelization agreement	6	8	6
	$607	$535	$475
Direct operating costs
Energy purchases	$(13)	$(3)	$(5)
Energy marketing fee	(24)	(23)	(22)
Insurance services	(19)	(20)	(30)
	$(56)	$(46)	$(57)
Management service costs	$(82)	$(62)	$(48)

The following table reflects the impact of the related party agreements and transactions on the consolidated statements of financial position as at December 31:

(MILLIONS)	Related party	2017	2016
Current assets
Due from related parties
Amounts due from	Brookfield	$54	$47
	Equity-accounted investments and other	6	7
		$60	$54
Current liabilities
Due to related parties
Amount due to	Brookfield	$48	$48
Accrued distributions payable on LP
Units and Redeemable/Exchangeable
partnership units	Brookfield	32	26
Amount due to	Equity-accounted investments and other	32	2
		$112	$76

Current assets

Amounts due from Brookfield are non-interest bearing, unsecured and due on demand.

Current liabilities

Amounts due to Brookfield are unsecured, payable on demand and relate to recurring transactions.

28. SUPPLEMENTAL INFORMATION

The net change in working capital balances for the year ended December 31 shown in the consolidated statements of cash flows is comprised of the following:

(MILLIONS)	2017	2016	2015
Trade receivables and other current assets	$(40)	$30	$(72)
Accounts payable and accrued liabilities	32	(160)	2
Other assets and liabilities	(17)	(7)	8
	$(25)	$(137)	$(62)

29. PENSION AND EMPLOYEE FUTURE BENEFITS

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

Actuarial valuations for Brookfield Renewable’s pension plans are required as per governing provincial or federal regulations. For the United States registered plans, actuarial valuations are required annually. For the Canadian registered plans, actuarial valuations are required on a triennial basis if the funding level of the plan is above a certain threshold. Currently, all Canadian plans are on a triennial schedule. In the Colombian business, there are obligations for pension plans and other employee benefits. Actuarial valuations on these obligations are performed annually by qualified, independent actuaries.

The dates of the most recent actuarial valuations for Brookfield Renewable’s pension and non-pension benefit plans range from January 2015 to January 2018. Brookfield Renewable measures its accrued benefit obligations and the fair value of plan assets for accounting purposes as at December 31 of each year.

The benefit liabilities represent the amount of pension and other employee future benefits that Brookfield Renewable’s employees and retirees have earned at year-end. The benefit obligation under these plans is determined through periodic actuarial reports which were based on the assumptions indicated in the following table.

Actuarial assumptions as at December 31:

	Defined benefit			Non-pension			Defined benefit			Non-pension			Defined benefit			Non-pension
	pension plans			benefit plans			pension plans			benefit plans			pension plans			benefit plans
	2017						2016						2015
	(%)						(%)						(%)
Discount rate	2.4	-	7.3	3.7	-	7.1	2.2	-	7.3	4.1	-	7.3	2.9	-	4.7	4.2	-	4.7
Rate of price inflation	1.5	-	3.5	N/A			1.5	-	3.5	N/A			2.0	-	2.5	N/A
Rate of compensation
increases	2.5	-	4.0	2.5	-	4.0	2.5	-	4.0	2.5	-	4.0	2.5	-	3.0	2.5	-	3.0
Health care trend rate(1)	N/A			5.3	-	6.9	N/A			5.3	-	6.9	N/A			6.3	-	7.1

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

The discount rate for benefit obligation purposes is determined, as far as possible, by reference to market yields on high quality corporate bonds. In Colombia deep market in bonds does not exist. Accordingly, the discount rate is determined by reference to yields on government bonds. Rate of compensation increases reflect the best estimate of merit increases to be provided, consistent with assumed inflation rates.

A 50 basis point change in the assumptions mentioned before, used for the calculation of the benefit obligations as at December 31, 2017, would result in the following increase (decrease) of the benefit obligations:

	Defined benefit	Non-pension
(MILLIONS)	pension plans	benefit plans
Discount rate
50 basis point increase	(11)	(4)
50 basis point decrease	13	5
Rate of price inflation and inflation-linked assumptions
50 basis point increase	4	N/A
50 basis point decrease	(4)	N/A
Health care cost trend rate
50 basis point increase	N/A	4
50 basis point decrease	N/A	(3)

The sensitivity analysis presented above may not be representative of the actual change in the defined benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

Expense recognized in the consolidated statements of income and consolidated statements of comprehensive income (loss) for the year ended December 31:
	Defined benefit	Non-pension	Defined benefit	Non-pension	Defined benefit	Non-pension
	pension plans	benefit plans	pension plans	benefit plans	pension plans	benefit plans
(MILLIONS)	2017		2016		2015
Current service costs	$3	$1	$3	$1	$3	$1
Past service costs (recovery)	(1)	-	-	-	1	(1)
Interest expense	2	3	2	3	1	2
Administrative expenses	1	-	1	-	1	-
Recognized in consolidated
statement of income	5	4	6	4	6	2
Remeasurement of the net
defined benefit liability:
Return on plan assets	(8)	-	(2)	-	(1)	-
Actuarial changes arising
from changes in
demographic assumptions	1	(2)	(1)	(1)	2	(5)
Actuarial changes arising
from changes in
financial assumptions	7	3	5	1	(2)	(1)
Experience adjustments	-	1	-	-	2	-
Recognized in consolidated
statement of comprehensive
income	-	2	2	-	1	(6)
Total	$5	$6	$8	$4	$7	$(4)

The amounts included in the consolidated statements of financial position arising from Brookfield Renewable’s obligations in respect of its defined benefit plans are as follows:

	Defined benefit	Non-pension	Defined benefit	Non-pension	Defined benefit	Non-pension
	pension plans	benefit plans	pension plans	benefit plans	pension plans	benefit plans
(MILLIONS)	2017		2016		2015
Present value of defined
benefit obligation	$172	$57	$158	$53	$124	$35
Fair value of plan assets	(135)	(5)	(119)	(5)	(103)	-
Net liability	$37	$52	$39	$48	$21	$35

Defined benefit obligations

The movement in the defined benefit obligation for the year ended December 31 is as follows:

	Defined benefit	Non-pension	Defined benefit	Non-pension	Defined benefit	Non-pension
	pension plans	benefit plans	pension plans	benefit plans	pension plans	benefit plans
(MILLIONS)	2017		2016		2015
Balance, beginning of year	$158	$53	$124	$35	$128	$43
Current service cost	3	1	3	1	3	1
Past service (recovery) cost	(1)	-	-	-	1	(1)
Interest expense	7	3	7	3	5	2
Remeasurement losses (gains)
Actuarial changes arising
from changes in
demographic assumptions	1	(2)	(1)	(1)	2	(5)
Actuarial changes arising
from changes in
financial assumptions	7	3	5	1	(2)	(1)
Experience adjustments	-	1	-	-	2	-
Benefits paid	(7)	(2)	(8)	(2)	(5)	(2)
Business combination	-	-	25	14	-	-
Exchange differences	4	-	3	2	(10)	(2)
Balance, end of year	$172	$57	$158	$53	$124	$35

Expected employer’s contributions to the defined benefit plans for the year ended December 31, 2018 are $6 million.

Fair value of plan assets

The movement in the fair value of plan assets for the year ended December 31 is as follows:

	Defined benefit	Non-pension	Defined benefit	Non-pension	Defined benefit	Non-pension
	pension plans	benefit plans	pension plans	benefit plans	pension plans	benefit plans
(MILLIONS)	2017		2016		2015
Balance, beginning of year	$119	$5	$103	$-	$108	$-
Interest income	5	-	5	-	4	-
Return on plan assets	8	-	2	-	1	-
Employer contributions	5	2	7	3	5	2
Business combination	-	-	9	4	-	-
Benefits paid	(7)	(2)	(8)	(2)	(5)	(2)
Exchange differences	5	-	1	-	(10)	-
Balance, end of year	$135	$5	$119	$5	$103	$-

The composition of plan assets as at December 31 is as follows:

	2017	2016
	(%)	(%)
Asset category:
Cash and cash equivalents	2	5
Equity securities	54	50
Debt securities	44	44
Real estate	-	1
	100	100

30.  SUBSIDIARY PUBLIC ISSUERS

The following tables provide consolidated summary financial information for Brookfield Renewable, BRP Equity, and Finco:

							Brookfield
	Brookfield	BRP		Holding	Other	Consolidating	Renewable
(MILLIONS)	Renewable(1)	Equity	Finco	Entities(1)(2)	Subsidiaries(1)(3)	adjustments(4)	consolidated
As at December 31, 2017:
Current assets	$32	$412	$1,691	$525	$2,816	$(3,810)	$1,666
Long-term assets	4,483	262	-	20,142	29,508	(25,157)	29,238
Current liabilities	43	7	180	3,024	3,071	(3,811)	2,514
Long-term liabilities	-	-	1,505	693	12,670	(760)	14,108
Participating non-controlling
interests - in operating
subsidiaries	-	-	-	-	6,298	-	6,298
Participating non-controlling
interests -in a holding subsidiary
- Redeemable/Exchangeable
units held by Brookfield	-	-	-	2,843	-	-	2,843
Preferred equity	-	616	-	-	-	-	616
Preferred limited partners' equity	511	-	-	516	-	(516)	511
As at December 31, 2016:
Current assets	$26	$-	$1,581	$150	$2,092	$(2,942)	$907
Long-term assets	3,779	620	-	18,415	27,250	(23,234)	26,830
Current liabilities	33	9	19	2,971	1,644	(2,943)	1,733
Long-term liabilities	-	-	1,556	738	12,775	(1,737)	13,332
Participating non-controlling
interests - in operating
subsidiaries	-	-	-	-	5,589	-	5,589
Participating non-controlling
interests -in a holding subsidiary
- Redeemable/Exchangeable
units held by Brookfield	-	-	-	2,680	-	-	2,680
Preferred equity	-	576	-	-	-	-	576
Preferred limited partners' equity	324	-	-	324	-	(324)	324

(1)               Includes investments in subsidiaries under the equity method.

(2)               Includes BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Holdings (Canada) Inc. and Brookfield BRP Europe Holdings Limited, together the “Holding Entities”.

(3)               Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Finco and the Holding Entities.

(4)               Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

							Brookfield
	Brookfield	BRP		Holding	Other	Consolidating	Renewable
(MILLIONS)	Renewable(1)	Equity	Finco	Entities(1)(2)	Subsidiaries(1)(3)	adjustments(4)	consolidated
For the year ended
December 31, 2017
Revenues	$-	$-	$-	$-	$2,625	$-	$2,625
Net income (loss)	(4)	10	(1)	(435)	631	(150)	51
For the year ended
December 31, 2016
Revenues	$-	$-	$-	$1	$2,451	$-	$2,452
Net income (loss)	(20)	-	(1)	(100)	558	(397)	40
For the year ended
December 31, 2015
Revenues	$-	$-	$-	$8	$1,620	$-	$1,628
Net income (loss)	2	-	(1)	(42)	235	(91)	103

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

See Note 13 – Long-term debt and credit facilities for additional details regarding the medium-term corporate notes issued by Finco. See Note 14 – Non-controlling interests for additional details regarding Class A Preference Shares issued by BRP Equity.

31.  SUBSEQUENT EVENTS

On January 16, 2018, Brookfield Renewable issued 10,000,000 Series 13 Preferred LP Units at a price of C$25 per unit for gross proceeds of C$250 million ($201 million).

On January 19, 2018, Brookfield Renewable completed financing associated with its equity-accounted 2.1 GW pumped storage facility in the United Kingdom by securing £60 million ($83 million) of long-term debt and £90 million ($125 million) letter of credit facility. The long-term debt matures in 2021 and bears interest at LIBOR plus a margin of 2.75%.

On January 29, 2018, Brookfield Renewable completed R$130 million ($40 million) of financing with respect to a 19 MW hydroelectric facility currently under construction in Brazil. The loan bears interest at a rate of TJLP plus 2.15% and matures in 2038.

On February 15, 2018, Brookfield Renewable completed a refinancing associated with a 296 MW hydroelectric facility in the United States. The financing was a $350 million interest only green bond bearing interest at 4.5%, maturing in 2033.  Proceeds were used to repay the existing principal amount of $315 million and the excess was distributed to investors.

On February 22, 2018, TerraForm Global issued $400 million of senior notes at 6.13%, maturing in March 2026.  Along with cash on the balance sheet, proceeds were used to repay the existing $760 million of 9.75% senior notes due in 2022. Additionally, TerraForm Global secured a $45 million revolving credit facility, maturing in February 2021.

On February 27, 2018, Brookfield Renewable completed a COP 750 billion ($262 million) bond refinancing associated with the Colombian business.