Form 20-F/A
period 2017-12-31
Brookfield Renewable Partners L.P.
filed 2018-09-28
CIK 1533232

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F/A

(AMENDMENT NO. 1)

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

None

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 180,388,361 Limited Partnership Units as of December 31, 2017

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes   ☒     No ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   Yes   ☐  No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes   ☒  No   ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).  Yes  ☒   No   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definitions of “accelerated filer”, “large accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐	Emerging growth company ☐

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

Yes ☐  No  ☒

EXPLANATORY NOTE

Brookfield Renewable Partners L.P. (the “Company”) is filing this amendment (this “Amendment”) to its Annual Report on Form 20-F (the “Original Form 20-F”) solely to include a conformed signature by the Company’s general partner, Brookfield Renewable Partners Limited, on behalf of the Company. In addition, the Company is including in this Amendment certifications from its Chief Executive Officer and Chief Financial Officer as required by Sections 302 of the Sarbanes-Oxley Act of 2002 as Exhibits 12.1 and 12.2, respectively. Except as described above, this Amendment does not modify or update disclosures presented in the Original Form 20-F to reflect events occurring after the filing of the Original Form 20-F. Accordingly, this Amendment should be read in conjunction with the Original Form 20-F and the Company’s filings with the U.S. Securities and Exchange Commission subsequent to the filing of the Original Form 20-F.

EXHIBIT INDEX

Number	Description
12.1	Certification of Sachin Shah, Chief Executive Officer of BRP Energy Group L.P., the Service Provider of Brookfield Renewable Partners L.P., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

12.2	Certification of Wyatt Hartley, Chief Financial Officer of BRP Energy Group L.P., the Service Provider of Brookfield Renewable Partners L.P., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing this Form 20-F and that it has duly caused and authorized the undersigned to sign this Form 20-F on its behalf.

Dated: September 28, 2018

BROOKFIELD RENEWABLE PARTNERS L.P. BY ITS GENERAL PARTNER, BROOKFIELD RENEWABLE PARTNERS LIMITED

By:	/s/ Wyatt Hartley
Name: Wyatt Hartley
Title: Chief Financial Officer of the Service Provider, BRP Energy Group L.P.