Form 20-F
period 2018-12-31
Brookfield Renewable Partners L.P.
filed 2019-03-01
CIK 1533232

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

178,821,204 Limited Partnership Units as of December 31, 2018

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.  Yes    x    No  ☐

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   Yes    ☐  No   S

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes    S  No    ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  Yes    S  No    ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definitions of “accelerated filer”, “large accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act (Check one):

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

Yes  ☐ No   S

INTRODUCTION AND USE OF CERTAIN TERMS

Unless otherwise specified, information provided in this annual report on Form 20-F (this “Form 20-F”) is as of December 31, 2018. Unless the context requires otherwise, when used in this Form 20-F, the terms “Brookfield Renewable”, “we”, “us” and “our” refer to BEP, BRELP, the Holding Entities and the Operating Entities, each as defined in this Form 20-F, individually or collectively, as applicable; “BEP” refers to Brookfield Renewable Partners L.P.; and “Brookfield” refers to Brookfield Asset Management Inc. and its subsidiaries (other than Brookfield Renewable). All references to “our portfolio” include 100% of the capacity and energy of the facilities even though we do not own 100% of the economic output of such facilities (see the table under Item 4.B. “Business Overview — Our Operations” for details on our portfolio).

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

“Amended and Restated Limited Partnership Agreement of BEP” means the fourth amended and restated limited partnership agreement of BEP, dated May 3, 2016, as further amended on May 25, 2016, February 14, 2017, January 16, 2018 and February 28, 2019.

“Amended and Restated Limited Partnership Agreement of BRELP” means the third amended and restated limited partnership agreement of BRELP, dated February 11, 2016, as further amended on May 25, 2016, February 14, 2017, January 16, 2018 and February 28, 2019.

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

“BRELP Series 11 Preferred Units” means the Class A Preferred Units, Series 11 of BRELP.

“BRELP Series 12 Preferred Units” means the Class A Preferred Units, Series 12 of BRELP.

“BRELP Series 13 Preferred Units” means the Class A Preferred Units, Series 13 of BRELP.

“BRELP Series 14 Preferred Units” means the Class A Preferred Units, Series 14 of BRELP.

“Brookfield” means Brookfield Asset Management and its subsidiaries, or any one or more of them, as the context requires, other than entities within Brookfield Renewable.

“Brookfield Accounts” has the meaning given to it under Item 7.B “Related Party Transactions — Conflicts of Interest and Fiduciary Duties”.

“Brookfield Asset Management” means Brookfield Asset Management Inc.

“Brookfield Personnel” has the meaning given to it under Item 7.B “Related Party Transactions — Conflicts of Interest and Fiduciary Duties”.

“Brookfield Renewable” means BEP, BRELP, the Holding Entities and the Operating Entities, taken together, or any one or more of them, as the context requires.

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

“CDS” means CDS Clearing and Depository Services Inc.

“CEE Funds” means the Germany based asset manager that holds renewable energy funds targeting low-risk renewable investments, which is a portfolio company of Brookfield Asset Management.

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

“Class B Preference Shares” has the meaning given to it under Item 10.B “Memorandum and Articles of Association — BRP Equity”.

“Code” has the meaning given to it under Item 6.C “Board Practices — Code of Business Conduct and Ethics”.

“CODM” has the meaning given to it under Item 5.A “Operating Results — Financial Performance Review on Proportionate Information”.

“Common Shares” has the meaning given to it under Item 10.B “Memorandum and Articles of Association — BRP Equity”.

“Conflicts Policy” has the meaning given to it under Item 7.B “Related Party Transactions — Conflicts of Interest and Fiduciary Duties”.

“CPI” means the Canadian consumer price index.

“CRA” means the Canada Revenue Agency.

“Customary Rates” has the meaning given to it under Item 7.B “Related Party Transactions — Conflicts of Interest and Fiduciary Duties”.

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

“Energy Marketing Agreement” has the meaning given to it under Item 7.B “Related Party Transactions — Energy Marketing Agreement”.

“Energy Marketing Internalization” has the meaning given to it under Item 7.B “Related Party Transactions — Energy Marketing Internalization”.

“Energy Revenue Agreement” has the meaning given to it under Item 7.B “Related Party Transactions — Energy Revenue Agreement”.

“ESG” means environmental, social and governance.

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

“FATCA” means the Foreign Account Tax Compliance provisions of the Hiring Incentives to Restore Employment Act of 2010.

“FCPA” has the meaning given to it under Item 3.D “Risk Factors — Risks Related to Our Operations and the Renewable Power Industry”.

“FERC” has the meaning given to it under Item 4.B “Business Overview — North American Business — United States”.

“Finco” means Brookfield Renewable Partners ULC, formerly named Brookfield Renewable Energy Partners ULC.

“Finco Bonds” means all outstanding bonds issued by Finco pursuant to the Bond Indenture.

“Finco Bond Guarantors” means, collectively, BEP, BRELP, NA Holdco, LATAM Holdco, Euro Holdco and Investco.

“First Distribution Threshold” has the meaning given to it under item 10.B “Memorandum and Articles of Association — Description of the Amended and Restated Limited Partnership Agreement of BRELP — Distributions”.

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

“Funds From Operations” means Adjusted EBITDA less interest, current income taxes, management service costs and distributions to preferred limited partners, before the effects of certain cash items (e.g. acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g. deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures”.

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

“GP Interest” has the meaning given to it under Item 4.C “Organizational Structure — Organizational Chart”.

“GW” means gigawatt.

“GWh” means gigawatt hour.

“Holder” has the meaning given to it under Item 10.E “Taxation — Certain Material Canadian Federal Income Tax Considerations”.

“Holding Entities” means LATAM Holdco, NA Holdco, Euro Holdco, Investco and any other direct or indirect wholly-owned subsidiary of BRELP created or acquired after the date of the Amended and Restated Limited Partnership Agreement of BRELP.

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

“Indirect CFA” has the meaning given to it under Item 3.D “Risk Factors — Risks Related to Taxation — Canada”.

“Investco” means Brookfield Renewable Investments Limited.

“Investing Affiliate” has the meaning given to it under Item 7.B “Related Party Transactions — Conflicts of Interest and Fiduciary Duties”.

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

“Isagen” means Isagen S.A. E.S.P.

“LATAM Holdco” means BRP Bermuda Holdings I Limited.

“LIBOR” means London Interbank Offered Rate.

“Licensing Agreement” has the meaning given to it under Item 7.B “Related Party Transactions — Licensing Agreement”.

“LIHI” has the meaning given to it under Item 4.B “Our Operations — Environmental, Social and Governance Management”.

“LP Unitholders” means holders of LP Units.

“LP Units” means the non-voting limited partnership units in the capital of BEP, other than the Preferred Units, including any LP Units issued pursuant to the Redemption-Exchange Mechanism.

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

“Non-Controlled Affiliate” has the meaning given to it under Item 7.B “Related Party Transactions — Conflicts of Interest and Fiduciary Duties”.

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

“Non-Resident Subsidiaries” has the meaning given to it under Item 3.D “Risk Factors — Risks Related to Taxation — Canada”.

“Non-Resident Unitholders” has the meaning given to it under Item 3.D “Risk Factors — Risks Related to Taxation — Canada”.

“Non-U.S. Holder” has the meaning given to it under Item 10.E “Taxation — Material U.S. Federal Income Tax Considerations”.

“NYSE” means the New York Stock Exchange.

“OCI” has the meaning given to it under Item 5.A “Operating Results — Critical Estimate, Accounting Policies and Internal Controls”.

“Operating Entities” means the subsidiaries of the Holding Entities which, from time to time, directly or indirectly hold, or may in the future hold, assets or operations, including any assets or operations held through joint ventures, partnerships and consortium arrangements.

“Operating Performance Compensation” has the meaning given to it under Item 7.B “Related Party Transactions — Conflicts of Interest and Fiduciary Duties”.

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

“Power Agency Agreements” has the meaning given to it under Item 7.B “Related Party Transactions — Power Agency Agreements”.

“Power Marketing Purchase Agreement” has the meaning given to it under Item 7.B “Related Party Transactions — Energy Marketing Internalization”.

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

“PSG” has the meaning given to it under Item 7.B “Related Party Transactions — Conflicts of Interest and Fiduciary Duties”.

“QEF Election” has the meaning given to it in Item 10.E “Taxation — Consequences to U.S. Holders — Passive Foreign Investment Companies”.

“Qualifying Income Exception” has the meaning given to it under Item 10.E “Taxation — Material U.S. Federal Income Tax Considerations — Partnership Status of BEP and BRELP”.

“RDSP” has the meaning given to it under Item 3.D “Risk Factors — Risks Related to Taxation — Canada”.

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

“Relevant Foreign Tax Law” has the meaning given to it under Item 10.E “Taxation — Certain Material Canadian Federal Income Tax Considerations — Taxation of Holders Resident in Canada — Computation of Income or Loss”.

“Resident Holder” means a Holder who, for the purposes of the Tax Act and at all relevant times, is or is deemed to be a resident of Canada.

“RESP” has the meaning given to it under Item 3.D “Risk Factors — Risks Related to Taxation — Canada”.

“RPS” has the meaning given to it under Item 4.B “Business Overview — Global Renewable Power Drivers”.

“RRIF” has the meaning given to it under Item 3.D “Risk Factors — Risks Related to Taxation — Canada”.

“RRSP” has the meaning given to it under Item 3.D “Risk Factors — Risks Related to Taxation — Canada”.

“S&P” means S&P Global Ratings Canada, a business unit of S&P Global Canada Corp.

“Saeta” means Saeta Yield S.A.

“Sarbanes-Oxley Act” means the United States Sarbanes-Oxley Act of 2002, including the rules and regulations promulgated thereunder.

“SEC” means the United States Securities and Exchange Commission.

“Second Distribution Threshold” has the meaning given to it under Item 10.B “Memorandum and Articles of Association — Description of the Amended and Restated Limited Partnership Agreement of BRELP — Distributions”.

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

“SIFT Rules” has the meaning given to it under Item 3.D “Risk Factors — Risks Related to Taxation — Canada”.

“Tax Act” means the Canadian Income Tax Act, R.S.C. 1985, c. 1. (5th Supp), as amended, including the regulations promulgated under such Act.

“Tax Cuts and Jobs Act” has the meaning given to it under Item 3.D “Risk Factors — Risks Related to Taxation — United States”.

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

“UBTI” has the meaning given to it under Item 3.D “Risk Factors — Risks Related to Taxation — United States”.

“U.K.” or “United Kingdom” means the United Kingdom of Great Britain and Northern Ireland.

“Unitholders” means LP Unitholders and Preferred Unitholders; provided that for purposes of Item 5. “Operating and Financial Review and Prospects” of this Form 20-F, “Unitholders” has the meaning given to it under Item 5.A “Operating Results —  Basis of Presentation”.

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

FORWARD-LOOKING STATEMENTS

This Form 20-F contains forward-looking statements concerning the business and operations of Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this Form 20-F include statements regarding the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate, our anticipated financial performance, future commissioning of assets, contracted portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions, future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, diversification of shareholder base, energy policies, economic growth, growth potential of the renewable asset class, our future growth prospects and distribution profile and our access to capital. In some cases, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavors”, “pursues”, “strives”, “seeks” or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this Form 20-F are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.

Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to, the following:

•         changes to hydrology at our hydroelectric facilities, to wind conditions at our wind energy facilities, to irradiance at our solar facilities or to weather generally, as a result of climate change or otherwise, at any of our facilities;

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

•         our real property rights for wind and solar renewable energy facilities being adversely affected by the rights of lienholders and leaseholders that are superior to those granted to us;

•         increases in the cost of operating our plants;

•         our failure to comply with conditions in, or our inability to maintain, governmental permits;

•         equipment failures, including relating to wind turbines and solar panels;

•         dam failures and the costs and potential liabilities associated with such failures;

•         force majeure events;

•         uninsurable losses and higher insurance premiums;

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

•         political instability or changes in government policy;

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

CAUTIONARY STATEMENT REGARDING USE OF NON-IFRS MEASURES

This Form 20-F contains references to Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit which are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit used by other entities. In particular, our definition of Funds From Operations may differ from the definition of funds from operations used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. We believe that Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit are useful supplemental measures that may assist investors in assessing our financial performance. None of Adjusted EBITDA, Funds From Operations or Funds From Operations per Unit should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. These non-IFRS measures reflect how we manage our business and, in our opinion, enable the reader to better understand our business. Reconciliations of each of Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit to net income (loss) are presented in Item 5.A “Operating Results —  Financial Performance Review on Proportionate Information — Reconciliation of non-IFRS measures”.

PART I

ITEM 1.       IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS

Not applicable.

ITEM 2.       OFFER STATISTICS AND EXPECTED TIMETABLE

Not applicable.

ITEM 3.       KEY INFORMATION

3.A              SELECTED FINANCIAL DATA

The information in this section, excluding the operational information, Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit set forth in the tables below, is derived from and should be read in conjunction with the audited consolidated financial statements of Brookfield Renewable as at December 31, 2018 and 2017, and for the years ended December 31, 2018, 2017 and 2016 and related notes which are included elsewhere in this Form 20-F.

See Item 5. “Operating and Financial Review and Prospects,” Item 8. “Financial Information” and Item 18. “Financial Statements”.

HISTORICAL OPERATIONAL AND FINANCIAL INFORMATION

YEAR ENDED DECEMBER 31
(MILLIONS, EXCEPT AS NOTED)	2018	2017	2016	2015	2014
Operational information:
Capacity (MW)	17,419	16,369	10,731	7,284	6,707
Total generation (GWh)
Long-term average generation	51,971	42,334	38,982	24,467	22,315
Actual generation	52,056	43,385	34,071	23,332	22,548

Proportionate generation (GWh)
Long-term average generation	25,844	23,249	22,362	18,749	17,942
Actual generation	25,753	23,968	20,222	17,662	18,173
Average revenue ($ per MWh)	75	70	73	73	78

Additional financial information:
Net income (loss) attributable to
Unitholders(1)	$42	$(56)	$(65)	$3	$114
Basic earnings (loss) per LP Unit(2)	0.13	(0.18)	(0.23)	0.01	0.42
Consolidated Adjusted EBITDA(3)(4)	2,223	1,751	1,499	1,224	1,219
Proportionate Adjusted EBITDA(3)(4)	1,323	1,142	942	907	1,008
Funds From Operations(3)	676	581	419	467	560
Funds From Operations per Unit(1)(3)	2.16	1.90	1.45	1.69	2.07
Distribution per LP Unit	1.96	1.87	1.78	1.66	1.55
AS AT DECEMBER 31
(MILLIONS, EXCEPT AS NOTED)	2018	2017	2016	2015	2014
Property, plant and equipment,
at fair value	$29,025	$27,096	$25,257	$18,358	$18,566
Equity-accounted investments	1,569	721	206	197	273
Total assets	34,103	30,904	27,737	19,507	19,849

Total borrowings	10,718	11,766	10,182	7,338	7,678
Deferred income tax liabilities	4,140	3,588	3,802	2,695	2,637
Other liabilities	2,039	1,268	1,081	711	653

Participating non-controlling interests -
in operating subsidiaries	8,129	6,298	5,589	2,587	2,062
General partnership interest in a
holding subsidiary held by Brookfield	66	58	55	52	59
Participating non-controlling interests -
in a holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	3,252	2,843	2,680	2,559	2,865
Preferred equity	568	616	576	610	728
Preferred limited partners' equity	707	511	324	128	-
Limited partners' equity	4,484	3,956	3,448	2,827	3,167

Total liabilities and equity	34,103	30,904	27,737	19,507	19,849
Debt to capitalization	34%	40%	38%	39%	40%

(1)        For the year ended December 31, 2018, weighted average LP Units, Redeemable/Exchangeable partnership units and GP interest totaled 312.6 million (2017: 305.8 million, 2016: 288.7 million, 2015: 275.6 million and 2014: 271.1 million).

(2)        Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”.

FINANCIAL REVIEW FOR THE YEARS ENDED DECEMBER 31, 2018 TO 2014

The following table reconciles net income (loss) attributable to limited partners’ equity and earnings (loss) per LP Unit, the most directly comparable IFRS measures, to Funds From Operations, Funds From Operations per Unit and Adjusted EBITDA, all non-IFRS financial metrics for the years indicated:

						Per unit(1)
(MILLIONS, EXCEPT AS NOTED)	2018	2017	2016	2015	2014	2018	2017	2016	2015	2014
Net income (loss) attributable to:
Limited partners' equity	$24	$(32)	$(36)	$2	$58	$0.13	$(0.18)	$(0.23)	$0.01	$0.42
General partnership interest in a holding
subsidiary held by Brookfield	1	(1)	-	-	1	-	-	-	-	-
Participating non-controlling interests -
in a holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	17	(23)	(29)	1	55	-	-	-	-	-
Net income (loss) attributable to Unitholders(1)	$42	$(56)	$(65)	$3	$114	$0.13	$(0.18)	$(0.23)	$0.01	$0.42
Depreciation	630	539	540	462	456	2.02	1.76	1.87	1.68	1.68
Foreign exchange and
unrealized financial instruments loss (gain)	2	47	(4)	8	(12)	0.01	0.15	(0.01)	0.03	(0.04)
Deferred income tax expense	(85)	25	(78)	(78)	(29)	(0.27)	0.08	(0.27)	(0.28)	(0.11)
Other	87	26	26	72	31	0.27	0.09	0.09	0.25	0.12
Funds From Operations(2)	$676	$581	$419	$467	$560	$2.16	$1.90	$1.45	$1.69	$2.07
Distributions attributable to:
Preferred limited partners equity	38	28	15	1	-
Preferred equity	26	26	25	30	38
Current income taxes	17	18	19	15	6
Interest expense - borrowings	486	407	402	346	353
Management service costs	80	82	62	48	51
Proportionate Adjusted EBITDA(2)(3)	1,323	1,142	942	907	1,008
Attributable to non-controlling interests	900	609	557	317	211
Consolidated Adjusted EBITDA(2)(3)	2,223	1,751	1,499	1,224	1,219
Weighted average Units outstanding(4)						312.6	305.8	288.7	275.6	271.1

(1)               Unitholders and per Unit include holders of the GP interest, Redeemable/Exchangeable partnership units, and LP Units.

(2)               Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”.

(3)               Comparative figures have been conformed to the current year’s presentation.

(4)               Includes GP interest, Redeemable/Exchangeable partnership units, and LP Units.

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

Risks Related to Our Operations and the Renewable Power Industry

Changes to hydrology at our hydroelectric facilities, wind conditions at our wind energy facilities, irradiance at our solar facilities or weather conditions generally, as a result of climate change or otherwise, at any of our facilities could materially adversely affect the volume of electricity generated.

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

If one or more of our generation facilities were to be subject in the future to flooding, extreme weather conditions (including severe wind and droughts), fires, natural disasters, or if unexpected geological or other adverse physical conditions were to develop at any of our generation facilities, the generation capacity of that facility could be significantly reduced or even eliminated. For example, our hydroelectric facilities depend on the availability of water flows within the  watersheds in which we operate and could be materially impacted by changes to hydrology patterns, such as droughts.  In the event of severe flooding, our hydrology facilities may be damaged. Wind energy and solar energy are highly dependent on weather conditions and, in particular, on wind conditions and irradiance, respectively. The profitability of a wind farm depends not only on observed wind conditions at the site, which are inherently variable, but also on whether observed wind conditions are consistent with assumptions made during the project development phase or when a given project was acquired. Similarly, projections of solar resources depend on assumptions about weather patterns, shading and irradiance, which are inherently uncertain and may not be consistent with actual conditions at the site. A sustained decline in water flow at our hydroelectric facilities or in wind conditions at our wind energy facilities or of irradiance at our solar facilities could lead to a material adverse change in the volume of electricity generated, revenues and cash flow.

Climate change may increase the frequency and severity of severe weather conditions and may have the long-term effect of changing weather patterns, which could result in more frequent and severe disruptions to our generation facilities. In addition, customers’ energy needs generally vary with weather conditions, primarily temperature and humidity. To the extent weather conditions are affected by climate change, customers’ energy use could increase or decrease depending on the duration and magnitude of changing weather conditions, which could adversely affect our business, results of operations and cash flows.

Weather conditions have also historically caused variability in sugarcane harvest. A decline in sugarcane supply caused by drought, frost or floods, to the sugar and ethanol mills that are the feedstock suppliers of our biomass cogeneration facilities, could limit the volume of electricity these facilities are able to generate.

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

Certain PPAs in our portfolio will be subject to re-contracting in the future. If the price of electricity in power markets is declining at the time of such re-contracting, it may impact our ability to re-negotiate or replace these contracts on terms that are acceptable to us, or at all. In addition, a concentrated pool of potential buyers for electricity generated by our renewable energy facilities in certain jurisdictions may restrict our ability to negotiate favorable terms under new PPAs or existing PPAs that are subject to re-contracting. We cannot provide any assurance that we will be able to re-negotiate or replace these contracts once they expire, and even if we are able to do so, we cannot provide any assurance that we will be able to obtain the same prices or terms we currently receive. If we are unable to re-negotiate or replace these contracts, or unable to secure prices at least equal to the current prices we receive, our business, financial condition, results of operation and prospects could be adversely affected.

Conversely, certain of our sales will be made by facilities subject to indefinite term contracts with Brookfield (taking into account its rights of renewal) at fixed prices per MWh. Accordingly, with respect to those facilities, our ability to realize improved revenues due to increases in market prices may be limited.

A significant portion of the power we generate is sold under long-term PPAs with public utilities, industrial or commercial end-users and Brookfield, some of whom may not be rated by any rating agency. For example, approximately 18% of our economic exposure for 2019 (on a proportionate basis) is with Brookfield entities, the majority of which are not publicly rated and whose obligations are not guaranteed by Brookfield Asset Management, which reflects the Energy Marketing Internalization, including the associated amendments and transfers of certain power purchase and revenue support agreements.

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

As at December 31, 2018, approximately 75% of our generation (on a proportionate basis) was contracted over the following five years under long-term, fixed price contracts with creditworthy counterparties. In 2017 and 2018, approximately 90% of our generation (on a proportionate basis) was contracted in each of those calendar years. The portion of our portfolio that is uncontracted may increase gradually over time. While increases in uncontracted generation may allow us to be opportunistic and take advantage of high spot-market prices, it will also increase our exposure to variability in power prices, which could, in certain circumstances, have an adverse effect on our business, financial condition, results of operations and cash flows.

There are general industry risks associated with the power markets in which we operate.

We currently operate in power markets in North America, South America, Europe and Asia, each of which is affected by competition, price, supply of and demand for power, the location of import/export transmission lines and overall political, economic and social conditions and policies. Our operations are also largely concentrated in a relatively small number of countries, and accordingly are exposed to country-specific risks (such as weather conditions, local economic conditions or political/regulatory environments) that could disproportionately affect us. A general and extended decline in the North American, South American, European or Asian economies, or in the economies of the specific countries in which we operate, or sustained conservation efforts to reduce electricity consumption, could have the effect of reducing demand for electricity and could thereby have an adverse effect on our business, financial condition, results of operations and cash flows.

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

Our generation assets are subject to extensive regulation by various government agencies and regulatory bodies in different countries at the federal, regional, state, provincial and local level. As legal requirements frequently change and are subject to interpretation and discretion, we may be unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. Any new law, rule or regulation could require additional expenditure to achieve or maintain compliance or could adversely impact our ability to generate and deliver energy. Also, operations that are not currently regulated may become subject to regulation which could result in additional cost to our business. Further, changes in wholesale market structures or rules, such as generation curtailment requirements or limitations to access the power grid, could have a material adverse effect on our ability to generate revenues from our facilities. For example, in North America, many of our assets are subject to the operating and market-setting rules determined by independent system operators. These independent system operators could introduce rules that adversely impact our operations. With an increasing global focus and public sensitivity to environmental sustainability and environmental regulation becoming more stringent, we could also be subject to increasing environmental related responsibilities and more onerous permitting requirements. These changes may result in increased costs to our operations.

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

Our use and enjoyment of real property rights for our wind and solar renewable energy facilities may be adversely affected by the rights of lienholders and leaseholders that are superior to those of the grantors of those real property rights to us.

Wind and solar renewable energy facilities generally are and are likely to be located on land occupied by the facility pursuant to long-term easements and leases. The ownership interests in the land subject to these easements and leases may be subject to mortgages securing loans or other liens (such as tax liens) and other easement and lease rights of third parties (such as leases of oil or mineral rights) that were created prior to the facility’s easements and leases. As a result, the facility’s rights under these easements or leases may be subject, and subordinate, to the rights of those third parties. Although we take certain measures to protect ourselves against these risks, such measures may, however, be  inadequate  to  protect  us  against  all  risk of loss  of  our  rights  to  use  the  land  on  which  our  wind and solar renewable energy facilities are located, which could have a material adverse effect on our business, financial  condition  and  results  of  operations.

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

Our generation assets may not continue to perform as they have in the past and there is a risk of equipment failure due to wear and tear, latent defect, design error, operator error or early obsolescence, among other things, which could have a material adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow. Wind turbines and solar panels have shorter lifespans than hydroelectric assets.  Spare parts for wind turbines and solar facilities and key pieces of equipment may be difficult to acquire as a result of a limited number of suppliers of solar panels, inverters, modules, turbines, towers and other system components and equipment associated with wind and solar power plants. In addition, warranties on equipment provided to TerraForm Power or TerraForm Global by their former sponsor or any of its affiliates likely will not be available to cover all or a portion of the expense associated with faulty equipment as a result of the bankruptcy of their former sponsor. Any resulting delay in replacing equipment could result in significant delays in returning facilities to full operation, which could adversely impact our business and financial condition.

The occurrence of dam failures could result in a loss of generating capacity and damage to the environment, third parties or the public, which could require us to expend significant amounts of capital and other resources and expose us to significant liability.

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

We may be exposed to uninsurable losses and may become subject to higher insurance premiums.

While we maintain certain insurance coverage, such insurance may not continue to be offered on an economically feasible basis, may not cover all events that could give rise to a loss or claim involving our assets or operations, and may not cover all of our assets. If our insurance coverage is insufficient and we are forced to bear such losses or claims, our financial position could be materially and adversely affected.  In addition, Brookfield Renewable participates in certain shared insurance arrangements with Brookfield, allowing us to benefit from lower premiums and other economies of scale. In particular, we share third party excess liability, crime, employee dishonesty, director and officer, and errors and omissions insurance coverage. Under such shared policies, claim limits may also be shared between us and Brookfield meaning that any claim by one insured party in a given year reduces the amount that each other insured party can claim. Consequently, there is a risk that Brookfield Renewable’s ability to claim in a given year could be eroded by claims made by Brookfield affiliates who are also covered by a shared policy but that are not part of Brookfield Renewable, which could have an adverse effect on our financial position. Our insurance policies may cover losses as a result of certain types of natural disasters or sabotage, among other things, but such coverage is not always available in the insurance market on commercially reasonable terms and is often capped at predetermined limits that may not be adequate. Our insurance policies are subject to review by our insurers and may not be renewed on similar or favorable terms or at all.

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

In the normal course of our operations, Brookfield Renewable is involved in various legal actions that could expose it to liability for damages and potential negative publicity associated with such legal actions. The outcome with respect to outstanding, pending or future actions cannot be predicted with certainty and may be adverse to us and as a result could have a material adverse effect on our assets, liabilities, business, financial condition, results of operations, cash flow and reputation. We and our affiliates are subject to governmental or regulatory investigations from time to time. Governmental and regulatory investigations, regardless of their outcome, are generally costly, divert management attention, and have the potential to damage our reputation.  The unfavorable resolution of any governmental or regulatory investigation could result in criminal liability, fines, penalties or other monetary or non-monetary remedies and could materially affect our business or results of operations.

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

Our business could be adversely affected if we are required to enforce contracts through the courts and we are unsuccessful or incur significant amounts of time and expenses seeking to do so. High litigation costs and long delays make resolving commercial disputes in court time consuming and expensive.  Such costs can be difficult to calculate with certainty.  In addition, in certain jurisdictions in which we currently conduct business or may seek to conduct business in the future, there can be uncertainty regarding the interpretation and application of laws and regulations relating to the enforceability of contractual rights.

The operation of our generating facilities could be affected by local communities.

We may become impacted by the interests of local communities and stakeholders, including in some cases, Indigenous peoples, that affect the operation of our facilities. Certain of these communities may have or may develop interests or objectives which are different from or even in conflict with our objectives, including the use of our project lands and waterways near our facilities. Any such differences could have a negative impact on the successful operation of our facilities. As well, disputes surrounding, and settlements of, Indigenous land claims regarding lands on or near our generating assets could interfere with operations and/or result in additional operating costs or restrictions, as well as adversely impact the use and enjoyment of our real property rights with respect to our generating assets.

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

We rely on our infrastructure, controls, systems and personnel, as well as central groups focusing on enterprise-wide management of specific operational risks such as fraud, trading, outsourcing, and business disruption, to manage the risk of illegal and corrupt acts or failed systems. We also rely on our employees and certain third parties to comply with our policies and processes as well as applicable laws. Specific programs, policies, standards, methodologies and training have been developed to support the management of these risks and, as we expand into new markets and make new investments, we update and implement our programs, policies, standards, methodologies and training to address the risks that we perceive. The failure to adequately identify or manage these risks could result in direct or indirect financial loss, regulatory censure and/or harm to the reputation of Brookfield Renewable.  The acquisition of businesses with weak internal controls to manage the risk of illegal or corrupt acts may create additional risk of financial loss, regulatory censure and/or harm to the reputation of Brookfield Renewable. In addition, programs, policies, standards, methodologies and training, no matter how well designed, do not provide absolute assurance of effectiveness.

We rely on computerized business systems, which could expose us to cyber-attacks.

Our business relies on information technology. In addition, our business relies upon telecommunication services to remotely monitor and control our assets and interface with regulatory agencies, wholesale power markets and customers. The information and embedded systems of key business partners, including suppliers of the information technology systems on which we rely, and regulatory agencies are also important to our operations. In light of this, we may be subject to cyber security risks or other breaches of information technology security intended to obtain unauthorized access to our proprietary information and that of our business partners, destroy data or disable, degrade, or sabotage these systems through the introduction of computer viruses, fraudulent emails, cyber attacks and other means, and such breaches could originate from a variety of sources including our own employees or unknown third parties. There can be no assurance that measures implemented to protect the integrity of these systems will provide adequate protection, and any such breach of our information technology could go undetected for an extended period of time. A breach of our cyber security measures or the failure or malfunction of any of our computerized business systems, associated backup or data storage systems could cause us to suffer a disruption in one or more parts of our business and experience, among other things, financial loss, a loss of business opportunities, misappropriation or unauthorized release of confidential or personal information, damage to our systems and those with whom we do business, violation of privacy and other laws, litigation, regulatory penalties and remediation and restoration costs as well as increased costs to maintain our systems. For example, the European General Data Protection Regulation, which came into effect in May 2018, includes stringent operational requirements for entities processing personal information and significant penalties for non-compliance. Cyber-security breaches or failures of our information technology systems could have a material adverse effect on our business operations, financial reporting, financial condition and results of operations, and result in reputational damage.

There can be no guarantee that newly developed technologies that we invest in will perform as anticipated.

We may invest in and use newly developed, less proven, technologies in our development projects or in maintaining or enhancing our existing assets. There is no guarantee that such new technologies will perform as anticipated. The failure of a new technology to perform as anticipated may materially and adversely affect the profitability of a particular development project or existing asset.

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

            The principal feedstock of our 175 MW biomass cogeneration facilities is “bagasse” – a dry, fibrous residue left after the extraction of juice from sugar cane. The biomass cogeneration facilities that we own are attached to mills that are suppliers of the bagasse, which they provide to these facilities in exchange for some of the steam and electricity that the facilities produce. The excess electricity that is not delivered to the relevant mill is sold under contract to commercial offtakers, to the government by way of a regulated auction process or directly into the market. The viability of these mills depends on prevailing market prices for ethanol and sugar as well as other factors that are out of our control. Two of the mills depend on a single supplier of bagasse, who is the owner of each of these mills. The supplier of these two mills, and therefore of two of our biomass cogeneration facilities, is currently in financial distress and in judicial reorganization in Brazil and if such supplier becomes unavailable, we would have to procure bagasse from other sources, which could have a material adverse effect on the value of this investment.

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

Brookfield Renewable is subject to operating and financial restrictions through covenants in our loan, debt and security agreements. These restrictions prohibit or limit our ability to, among other things, incur additional debt, provide guarantees for indebtedness, grant liens, dispose of assets, liquidate, dissolve, amalgamate, consolidate or effect corporate or capital reorganizations, declare distributions, issue equity interests, and create subsidiaries. A financial covenant in our corporate bonds and in our corporate bank credit facilities limits our overall indebtedness to a percentage of total capitalization, a restriction which may limit our ability to obtain additional financing, withstand downturns in our business and take advantage of business and development opportunities. If we breach our covenants, our credit facilities may be terminated or come due and such event may cause our credit rating to deteriorate and subject Brookfield Renewable to higher interest and financing costs. From time to time, we also acquire businesses and assets that have debt obligations that are in default, including assets acquired as part of the TerraForm Global transaction. We may also be required to seek additional debt financing on terms that include more restrictive covenants, require repayment on an accelerated schedule or impose other obligations that limit our ability to grow our business, acquire needed assets or take other actions that we might otherwise consider appropriate or desirable.

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

Our strategy for building LP Unitholder value is to seek to acquire or develop high-quality assets and businesses that generate sustainable and increasing cash flows, with the objective of achieving appropriate risk-adjusted returns on our invested capital over the long-term. However, there is no certainty that we will be able to find sufficient investment opportunities and complete transactions that meet our investment criteria. Our investment criteria consider, among other things, the financial, operating, governance and strategic merits of a proposed acquisition including whether we expect it will meet our targeted return hurdle and, as such, there is no certainty that we will be able to continue growing our business by making acquisitions or developing assets at attractive returns. Competition for assets is significant and competition from other well-capitalized investors or companies may significantly increase the purchase price or prevent us from completing an acquisition. We may also decline opportunities that we do not believe meet our investment criteria, which our competition may pursue instead. Further, our growth initiatives may be subject to a number of closing conditions, including, as applicable, third party consents, regulatory approvals (including from competition authorities) and other third-party approvals or actions that are beyond our control. If all or some of our growth initiatives are unable to be completed on the terms agreed, we may need to delay certain acquisitions or abandon them altogether or may not fully realize their anticipated benefit. In addition, we occasionally seek to recycle capital to fund future acquisitions and the development and construction of new facilities by selling certain assets. For example, in 2018, as part of our capital recycling initiatives, we sold a 25% non-controlling, direct interest in a 413 MW contracted hydroelectric portfolio in Canada to a consortium of buyers, and entered into agreements to sell our interest in a 178 MW wind and solar portfolio in South Africa and our interest in a solar portfolio in each of Thailand and Malaysia. In February 2019, we also entered into an agreement to sell an additional 25% non-controlling, indirect interest in this Canadian hydroelectric portfolio to a consortium of buyers. We may not be able to complete all or some of our capital recycling initiatives on our desired timelines, at favorable prices or at all, which could result in less liquidity to fund future growth.

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

Our ability to grow through acquisitions depends on Brookfield’s ability to identify and present us with acquisition opportunities. Brookfield established BEP to hold and acquire, directly or indirectly, renewable power generating operations and development projects on a global basis. However, Brookfield’s obligations to BEP under the Master Services Agreement and Relationship Agreement are subject to a number of exceptions and Brookfield has no obligation to source acquisition opportunities specifically for us. In addition, Brookfield has not agreed to commit any minimum level of dedicated resources to us for the pursuit of renewable power-related acquisitions. Moreover, pursuant to a relationship agreement between TerraForm Power and Brookfield, Brookfield has, subject to certain exceptions, designated TerraForm Power (of which Brookfield Renewable owns approximately 30%) as its primary vehicle for the acquisition of operating solar and wind assets in North America and Western Europe. There are a number of factors which could materially and adversely impact the extent to which suitable acquisition opportunities are made available to BEP from Brookfield, for example:

•        it is an integral part of Brookfield’s (and our) strategy to pursue the acquisition or development of renewable power assets through consortium arrangements with institutional investors, strategic partners or financial sponsors and to form partnerships (including private funds, joint ventures and similar arrangements) to pursue such acquisitions on a specialized or global basis. Although Brookfield has agreed with us that it will not enter into any such arrangements that are suitable for us without giving us an opportunity to participate in them, there is no minimum level of participation to which we will be entitled;

•        the same professionals within Brookfield’s organization that are involved in sourcing and executing acquisitions that are suitable for us are responsible for sourcing and executing opportunities for the vehicles, consortiums and partnerships referred to above, as well as having other responsibilities within Brookfield’s broader asset management business. Limits on the availability of such individuals will likewise result in a limitation on the availability of acquisition opportunities for us;

•        Brookfield will only recommend acquisition opportunities that it believes are suitable and appropriate for us. Our focus is on assets where we believe that our operations-oriented approach can be deployed to create value. Accordingly, opportunities where Brookfield cannot play an active role in influencing the underlying operating company or managing the underlying assets may not be suitable for us, even though they may be attractive from a purely financial perspective. Legal, regulatory, tax and other commercial considerations will likewise be an important consideration in determining whether an opportunity is suitable and appropriate for us and could limit our ability to participate in these certain investments; and

•        in addition to structural limitations, the question of whether a particular acquisition is suitable and/or appropriate is highly subjective and is dependent on a number of portfolio construction and management factors including an assessment by Brookfield of our liquidity position, the expected risk-return profile of the opportunity, its fit with the balance of our then current investments and related operations, other opportunities that we may be pursuing or otherwise considering at the relevant time, our interest in preserving capital in order to secure other opportunities and/or to meet other obligations and other factors. If Brookfield determines that an opportunity is not suitable or appropriate for us, it may still pursue such opportunity on its own behalf or on behalf of a Brookfield sponsored vehicle, partnership or consortium such as Brookfield Property Partners L.P., Brookfield Infrastructure Partners L.P., Brookfield Business Partners L.P. and one or more Brookfield-sponsored private funds or other investment vehicles or programs.

In making these determinations about acquisition opportunities and investments, consortium arrangements or partnerships, Brookfield may be influenced by factors that result in a misalignment or conflict of interest and may take the interests of others into account, as well as our own interests. See Item 3.D “Risk Factors — Risks Related to our Relationship with Brookfield” and Item 7.B “Related Party Transactions — Conflicts of Interest and Fiduciary Duties”.

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

Joint ventures, partnerships and consortium investments generally provide for a reduced level of control over an acquired company because governance rights are shared with others or in some cases may be delegated to a third party like Brookfield. Consequently, management and operations, as well as the timing and nature of any exit, are often made by a majority vote of the investors or by separate agreements that are reached with respect to individual decisions. For example, when we participate with institutional investors in Brookfield sponsored or co-sponsored consortiums for asset acquisitions and as a partner in or alongside Brookfield sponsored or co-sponsored partnerships, there is often a finite term to the investment, which could lead to the investment being sold prior to the date we would otherwise choose. Similarly, our investment in TerraForm Power, which was made together with our institutional partners, did not result in BEP having control of TerraForm Power. Accordingly, decisions relating to the management and operation of TerraForm Power and its assets are not made by BEP.

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

Political instability, changes in government policy, or unfamiliar cultural factors could adversely impact the value of our investments.

We are subject to the risk of geopolitical uncertainties in all jurisdictions in which we operate. We make investments in businesses globally and we can pursue investments in new, non-core markets, which may expose us to additional risks. We may not properly adjust to the local culture and business practices in such markets, and there is the prospect that we may hire personnel or partner with local persons who might not comply with our culture and ethical business practices; either scenario could result in the failure of our initiatives in new markets and lead to financial losses for us and our managed entities. There are risks of political instability in several of the jurisdictions in which we conduct business, including, for example, from factors such as political conflict, tariffs, income inequality, refugee migration, terrorism, the potential break-up of political-economic unions (or the departure of a union member — e.g., Brexit) and political corruption. The materialization of one or more of these risks could negatively affect our financial performance.

We may pursue acquisitions in new markets that are subject to foreign laws or regulations that are more onerous or uncertain than the laws and regulations we are currently subject to.

We may pursue acquisitions in new markets that are regulated by foreign governments and regulatory authorities and subject to foreign laws. For example, through the acquisition of TerraForm Global, we acquired additional interests in 307 MW in Brazil, 301 MW in India, 168 MW in China, 178 MW in South Africa, 40 MW in Thailand, 26 MW in Uruguay and 19 MW in Malaysia.  Foreign laws or regulations may not provide for the same type of legal certainty and rights, in connection with our contractual relationships in such countries, as are afforded to our projects in, for example, the U.S., which may adversely affect our ability to receive revenues or enforce our rights in connection with our foreign operations. In addition, the laws and regulations of some countries may limit our ability to hold a majority interest in some of the projects that we may develop or acquire, thus limiting our ability to control the development, construction and operation of such projects. Any existing or new operations may be subject to significant political, economic and financial risks, which vary by country, and may include: (i) changes in government policies, including protectionist policies, or personnel; (ii) changes in general economic conditions; (iii) restrictions on currency transfer or convertibility; (iv) changes in labor relations; (v) political instability and civil unrest; (vi) regulatory or other changes in the local electricity market; (vii) less developed or efficient financial markets than in North America; (viii) the absence of uniform accounting, auditing and financial reporting standards, practices and disclosure requirements; (ix) less government supervision and regulation; (x) a less developed legal or regulatory environment; (xi) heightened exposure to corruption risk; (xii) political hostility to investments by foreign investors; (xiii) less publicly available information in respect of companies; (xiv) adversely higher or lower rates of inflation; (xv) higher transaction costs; (xvi) difficulty in enforcing contractual obligations, breach or repudiation of important contractual undertakings by governmental entities and expropriation and confiscation of assets and facilities for less than fair market value; and (xvii) fewer investor protections.

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

Brookfield may periodically recommend that Brookfield Renewable make investments in securities, including the publicly traded securities or debt of other companies. For example, in 2018, Brookfield Renewable, together with its institutional partners, acquired additional shares of TerraForm Power, a Nasdaq listed public company, increasing the total ownership to 65% and giving Brookfield Renewable an approximate 30% interest in the publicly traded securities of TerraForm Power. Investments in securities are particularly subject to market volatility and market disruptions, changes in interest and currency exchange rates, equity prices and other economic and business factors beyond our control. In addition, at the time of any sales and settlements of securities, the price we ultimately realize will depend on demand and liquidity in the market at that time and may be materially lower than their current fair value.  While investments in securities are not expected to account for a large portion of Brookfield’s Renewable investments generally, a decline in the value of such securities could result in returns that are lower than anticipated or even in the investment being lost completely, which could mean that we are not be able to achieve growth in our distributions in line with our stated goals and the market value of our units may decline.

Other Risks Related to BEP

BEP is a “foreign private issuer” under U.S. securities laws and is therefore subject to disclosure obligations different from requirements applicable to U.S. domestic registrants listed on the NYSE.

Although BEP is subject to the periodic reporting requirements of the Exchange Act, the periodic disclosure required of foreign private issuers under the Exchange Act is different from periodic disclosure required of U.S. domestic registrants. Therefore, there may be less publicly available information about BEP than is regularly published by or about other public companies in the U.S. BEP is exempt from certain other sections of the Exchange Act to which U.S. domestic issuers are subject, including Regulation FD, which prohibits issuers from making selective disclosures of material non-public information, and the requirement to provide our LP Unitholders with information statements or proxy statements that comply with the Exchange Act. In addition, insiders and large LP Unitholders of BEP are not obligated to file reports under Section 16 of the Exchange Act, and certain corporate governance rules that are imposed by the NYSE will be inapplicable to BEP.

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

The Amended and Restated Limited Partnership Agreement of BEP and the Amended and Restated Limited Partnership Agreement of BRELP contain various provisions that modify the fiduciary duties that might otherwise be owed to Brookfield Renewable or our Unitholders, including when conflicts of interest arise. For example, the agreements provide that the Managing General Partner, the BRELP General Partner and their affiliates do not have any obligation under the Amended and Restated Limited Partnership Agreements of BEP or the Amended and Restated Limited Partnership Agreement of BRELP, or as a result of any duties stated or implied by law or equity, including fiduciary duties, to present business or investment opportunities to BEP, BRELP, any Holding Entity or any other holding entity established by us. They also allow affiliates of the Managing General Partner and BRELP General Partner to engage in activities that may compete with us or our activities. Further, when resolving conflicts of interest, neither the Amended and Restated Limited Partnership Agreement of BEP nor the Amended and Restated Limited Partnership Agreement of BRELP impose limitations on the discretion of the independent directors or the factors which they may consider in resolving any such conflicts. The independent directors of our Managing General Partner can therefore take into account the interests of third parties, including Brookfield and, where applicable, any Brookfield managed vehicle, consortium or partnership, when resolving conflicts of interest and may owe fiduciary duties to such third parties, or to such Brookfield managed vehicles, consortiums or partnerships. These modifications to the fiduciary duties are detrimental to our Unitholders because they restrict the remedies available for actions that might otherwise constitute a breach of fiduciary duty and permit conflicts of interest to be resolved in a manner that is not in the best interests of Brookfield Renewable or the best interests of our Unitholders. See Item 7.B. “Related Party Transactions — Conflicts of Interest and Fiduciary Duties”.

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

We may need additional funds in the future and BEP may issue additional LP Units or Preferred Units in lieu of incurring indebtedness, which may dilute existing holders of our LP Units, or BEP may issue securities that have rights and privileges that are more favorable than the rights and privileges accorded to our Unitholders.

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

BEP is established under the laws of Bermuda, and many of our subsidiaries are organized in jurisdictions outside of Canada and the U.S. In addition, our executive officers and the experts identified in this Form 20-F are located outside of the U.S. and some are also located outside of Canada. Certain of the directors and officers of the Managing General Partner and the Service Provider reside outside of Canada and the U.S. A substantial portion of our assets are, and the assets of the directors and officers of the Managing General Partner and the Service Provider and the experts identified in this Form 20-F may be, located outside of Canada and the U.S. It may not be possible for investors to effect service of process within the U.S. or within Canada upon the directors and officers of the Managing General Partner and the Service Provider. It may also not be possible to enforce a judgment against us, the experts identified in this Form 20-F or the directors and officers of the Managing General Partner and the Service Provider, if such judgment was obtained in Canadian or U.S. courts predicated upon the civil liability provisions of securities laws in Canada or the U.S., as applicable.

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

The Brookfield Renewable structure, including the structure of the Holding Entities and the Operating Entities, is based on prevailing taxation law and practice in the local jurisdictions in which Brookfield Renewable operates. These jurisdictions include Canada, the U.S., Brazil, the Republic of Ireland, the United Kingdom, Portugal, Colombia, India and China. Any change in tax legislation (including in relation to taxation rates) and practice in these jurisdictions or provinces, states or municipalities within them, could adversely affect these entities, as well as the net amount of distributions payable to Unitholders. Taxes and other constraints that would apply to the Brookfield Renewable entities in such jurisdictions may not apply to local institutions or other parties, and such parties may therefore have a significantly lower effective cost of capital and a corresponding competitive advantage in pursuing such acquisitions.

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

U.S. Holders may face adverse U.S. tax consequences arising from the ownership of a direct or indirect interest in a PFIC. Based on the organizational structure of BEP, as well as BEP’s expected income and assets, the Managing General Partner and the BRELP General Partner currently believe that a U.S. Holder is unlikely to be regarded as owning an interest in a PFIC solely by reason of owning LP Units during the taxable year ending December 31, 2019. However, there can be no assurance that an existing BEP entity or a future entity in which BEP acquires an interest will not be classified as a PFIC with respect to a U.S. Holder, because PFIC status is a factual determination that depends on the assets and income of a given entity and must be made on an annual basis. In general, gain realized by a U.S. Holder from the sale of stock of a PFIC is subject to tax at ordinary income rates, and an interest charge generally applies. Alternatively, a U.S. Holder that makes certain elections with respect to a direct or indirect interest in a PFIC may be required to recognize taxable income prior to the receipt of cash relating to such income. The adverse consequences of owning an interest in a PFIC, as well as certain tax elections for mitigating these adverse consequences, are described in greater detail in Item 10.E “Taxation — Material U.S. Federal Income Tax Considerations — Consequences to U.S. Holders — Passive Foreign Investment Companies”. Each U.S. Holder should consult an independent tax adviser regarding the implication of the PFIC rules for an investment in LP Units.

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

U.S. federal income tax reform legislation known as the “Tax Cuts and Jobs Act”, which was signed into law on December 22, 2017, has resulted in fundamental changes to the U.S. Internal Revenue Code. Among such changes, the Tax Cuts and Jobs Act reduces the marginal U.S. corporate income tax rate from 35% to 21%, limits the deduction for net interest expense, shifts the United States toward a modified territorial tax system, and imposes taxes to combat erosion of the U.S. federal income tax base. The effect of the Tax Cuts and Jobs Act on Brookfield Renewable and Unitholders, whether adverse or favorable, is uncertain, and may not become evident for some period of time. Unitholders are urged to consult an independent tax adviser regarding the implications of the Tax Cuts and Jobs Act for an investment in LP Units.

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

ITEM 4.       INFORMATION ON THE COMPANY

4.A              HISTORY AND DEVELOPMENT OF THE COMPANY

Overview

Brookfield Renewable owns one of the world’s largest, publicly-traded, pure-play renewable power portfolios.  Brookfield Renewable invests in renewable assets directly, as well as with institutional partners, joint venture partners and in other arrangements.  Our portfolio of assets has approximately 17,400 MW of installed capacity and an approximate 8,000 MW development pipeline, diversified by region and technology globally.

Our objective is to pay distributions to our LP Unitholders that are sustainable on a long-term basis while retaining within our operations sufficient liquidity for recurring growth capital expenditures and general purposes. This is the basis for our long-term target payout ratio of approximately 70% of Funds From Operations.  We also target an annual distribution growth rate of 5% to 9% that is forecast to be fully funded by operating levers embedded in the portfolio today. These operating levers include the potential commercialization of our approximate 8,000 MW development pipeline at premium returns, margin expansion through revenue growth and cost reduction initiatives, and through inflation escalations in our contracts.

In addition, we continue to grow the business with an acquisition strategy that has a proven track record, and we have consistently demonstrated our ability to acquire high-quality assets by applying our disciplined and selective underwriting approach. Our acquisition strategy is being implemented globally and we believe that our scale, significant capitalization and sound investment-grade ratings will continue to enhance our ability to secure and fund new transactions globally.

We anticipate that our organic growth initiatives can support an attractive distribution and growth target, which will be meaningfully enhanced by our acquisition strategy. Approximately 90% of our 2019 proportionate generation is contracted with a weighted-average remaining duration of 14 years (on a proportionate basis) with creditworthy counterparties, including Brookfield.

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

History and Development of Our Business

BEP is a Bermuda exempted limited partnership that was established on June 27, 2011 under the provisions of the Exempted Partnerships Act 1992 of Bermuda and the Limited Partnership Act 1883 of Bermuda. Our registered and head office is located at 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda, our website is https://bep.brookfield.com and our telephone number is +441-294-3304. BEP was established to serve as the primary vehicle through which Brookfield acquires renewable power assets on a global basis, subject to certain exceptions. Brookfield owns approximately 60% of BEP on a fully-exchanged basis and the public holds the remaining approximately 40%. See Item 10.H “Documents on Display”.

Recent Developments

The following is a summary of the material developments affecting our business from January 1, 2018 up to the date of this Form 20-F.

Construction and Development

In February 2018, we achieved commercial operation of our approximately €36 million ($41 million), 19 MW Ballyhoura wind project in the Republic of Ireland .

In June 2018, we achieved commercial operation of our approximately R$ 317 million ($98 million), 28 MW Silea Verde 4A hydroelectric project in Brazil.

In August 2018, we achieved commercial operation of our approximately €49 million ($56 million), 28 MW Slievecallan wind project in the Republic of Ireland.

We continue to advance construction of our approximately R$260 million ($73 million), 19 MW Silea Verde 4 hydroelectric project in Brazil.

We continue to advance construction of our approximately R$260 million ($82 million), 30 MW Foz do Estrella hydro project in Brazil with commercial operation expected in 2021.

We continue to advance construction of our approximately $30 million, 63 MW Bear Swamp pumped storage unit upgrade in the United States with commercial operation expected in 2021.

Acquisitions and Dispositions

In June 2018, Brookfield Renewable and its institutional partners acquired additional shares of TerraForm Power, increasing the aggregate interest of Brookfield Renewable and its institutional partners in TerraForm Power from 51% to 65%, with Brookfield Renewable’s interest increasing from 16% to 30%. The proceeds from the share issuance by TerraForm Power was used to fund a portion of the purchase price for its acquisition of Saeta – a 1,028 MW European solar and wind portfolio with a $1.2 billion equity valuation.

In July 2018, Brookfield Renewable, together with its institutional partners, entered into an agreement to dispose of our interest in a 178 MW wind and solar portfolio in South Africa, the closing of which is subject to the satisfaction of customary closing conditions.

In October 2018, Brookfield Renewable sold a 25% interest in a 413 MW Canadian hydroelectric portfolio to a consortium of buyers. Brookfield Renewable retained management and operating responsibilities for the assets in the portfolio.

In October 2018, Brookfield Renewable entered into agreements with Brookfield to terminate the Energy Marketing Agreement and to internalize this expertise in North America, consistent with the capabilities that Brookfield Renewable has developed to market and sell power in other parts of the world.  See Item 7.B. “Related Party Transactions” for further detail.

In October 2018, Brookfield Renewable, together with its institutional partners, completed the acquisition of the 23 MW Elginny wind project in Northern Ireland. Brookfield Renewable has an approximate 40% controlling interest.

In November 2018, Brookfield Renewable disposed of the Tralorg wind development project in Scotland which had a potential of 19 MW of wind capacity.

In December 2018, Brookfield Renewable, together with its institutional partners, entered into agreements to dispose of our interest in solar portfolios in each of Thailand (40 MW) and Malaysia (19 MW), the closings of which are subject to the satisfaction of customary closing conditions.

In February 2019, Brookfield Renewable entered into an agreement to sell an additional 25% non-controlling, indirect interest in its 413 MW Canadian hydroelectric portfolio to a consortium of buyers for the same price as the initial 25% non-controlling interest sale, the closing of which remains subject to the satisfaction of customary conditions. Following closing, Brookfield Renewable will retain a 50% economic interest in this portfolio and will continue to manage and operate the assets in the portfolio.

Project and Operating Entity Financings

In January 2018, we completed a £60 million ($83 million) non-recourse financing and £90 million ($125 million) letter of credit facility associated with our 2,088 MW pumped storage hydroelectric investment in the United Kingdom.

In January 2018, we completed a R$130 million ($40 million) construction and term financing agreement associated with a 19 MW hydroelectric facility in Brazil.

In February 2018, we completed a $350 million refinancing associated with a 296 MW hydroelectric portfolio in Pennsylvania, U.S.

In February 2018, we completed a COP 750 billion ($262 million) bond financing associated with our Colombian business.

In February 2018, the operating subsidiary of TerraForm Global issued $400 million of senior notes at 6.125%, maturing in January 2026.

In February 2018, the operating subsidiary of TerraForm Global secured a $45 million revolving credit facility at LIBOR plus 2.50%, maturing in February 2021.

In April 2018, we completed a R$160 million ($47 million) refinancing associated with a 120 MW hydroelectric facility in Brazil.

In April 2018, we completed substantially all of a refinancing of COP 1.762 billion ($634 million) of bank debt associated with our Colombian business, with the balance of the refinancing being completed in July 2018.

In July 2018, we extended the maturity date of a $100 million revolving credit facility associated with our Colombian business by one year to July 2021.

In August 2018, we completed a refinancing of COP 338 billion ($111 million) of debt associated with our Colombian business.

In September 2018, we completed a R$250 million ($60 million) refinancing associated with our Brazilian hydroelectric business.

In September 2018, we completed a C$60 million ($44 million) financing associated with a 166 MW wind facility in Ontario, Canada.

In October 2018, we completed a £29 million ($37 million) financing associated with the acquisition of a 23 MW wind facility in Northern Ireland.

In November 2018, we issued COP 250 billion (77 million) of commercial paper associated with our Colombian business.

In December 2018, we extended the maturity of COP 593 billion ($186 million) of local bank debt and $196 million of bank debt by two years to January 2023.

In December 2018, we completed a $190 million non-recourse refinancing associated with our 377 MW hydroelectric portfolio in Tennessee and North Carolina in the United States.

In December 2018, we completed C$150 million ($111 million) of non-recourse financing associated with a 488 MW hydroelectric portfolio in Ontario, Canada.

In December 2018, we completed C$160 million ($119 million) of non-recourse financing associated with a 262 MW hydroelectric portfolio in Ontario, Canada.

In February 2019, we completed a C$70 million ($52 million) non-recourse financing associated with a 20 MW hydroelectric facility in Ontario, Canada.

Corporate Financings

In January 2018, BEP issued 10,000,000 Series 13 Preferred Units at a price of C$25.00 per unit, for gross proceeds of C$250 million ($201 million).

In May 2018, Brookfield Renewable entered into an agreement with Export Development Canada for a $300 million account performance security guarantee program, which guarantees letters of credit issued in connection with our business.

In June 2018, BEP extended the maturity date of its $1,700 million corporate credit facility to June 30, 2023.

In September 2018, Brookfield Renewable completed the issuance of C$300 million ($231 million) Series 11 medium-term notes.

In December 2018, Brookfield Renewable and Brookfield agreed to amend the $400 million credit facility provided by Brookfield to extend its maturity by one year to December 31, 2019.

Other

In June 2018, the TSX accepted a notice of BRP Equity’s intention to renew its normal course issuer bid, which permits BRP Equity to repurchase up to 10% of the total public float (calculated on June 14, 2018) of each series of its issued and outstanding Class A Preference Shares for a one-year period.

In December 2018, the TSX accepted a notice of BEP’s intention to renew its normal course issuer bid, which permits BEP to repurchase up to 8,900,000 of its issued and outstanding LP Units for a one-year period.

4.B              BUSINESS OVERVIEW

Our Operations

We invest in renewable assets directly, as well as with institutional partners, joint venture partners and through other arrangements. Our portfolio of assets has approximately 17,400 MW of capacity and annualized LTA generation of approximately 53,400 GWh, in addition to a development pipeline of approximately 8,000 MW, making us one of the largest pure-play public renewable companies in the world. We leverage our extensive operating experience to maintain and enhance the value of assets, grow cash flows on an annual basis and cultivate positive relations with local stakeholders. The table below outlines our portfolio as at December 31, 2018:

					Storage
	River		Capacity	LTA(1)	Capacity
	Systems	Facilities	(MW)	(GWh)	(GWh)
Hydroelectric
North America
United States	30	136	2,886	11,982	2,523
Canada	19	33	1,361	5,177	1,261
	49	169	4,247	17,159	3,784
Colombia	6	6	2,732	14,476	3,703
Brazil	27	43	927	4,799	-
	82	218	7,906	36,434	7,487
Wind
United States	-	24	1,888	6,565	-
Canada	-	4	484	1,437	-
	-	28	2,372	8,002	-
Europe	-	50	1,247	2,813	-
Brazil	-	21	552	2,258	-
Asia(2)	-	7	277	536	-
	-	106	4,448	13,609	-

Solar(2)	-	545	1,787	3,390	-

Storage(3)	2	4	2,698	-	5,220

Other(4)	-	6	580	-	-
	84	879	17,419	53,433	12,707

(1)          LTA is calculated based on our portfolio as at December 31, 2018, reflecting all facilities on a consolidated and an annualized basis from the beginning of the year, regardless of the acquisition, disposition or commercial operation date. See Item 5.A “Part 9 – Presentation to Stakeholders and Performance Measurement” for an explanation on our methodology in computing LTA and why we do not consider LTA for our Storage and Other facilities.

(2)          Includes eleven solar facilities (210 MW) in South Africa, Thailand and Malaysia and one wind facility (27 MW) in South Africa that have been presented as Assets held for sale.

(3)          Includes pumped storage in North America (600 MW) and Europe (2,088 MW) and battery storage in North America (10 MW).

(4)          Includes four biomass facilities in Brazil (175 MW), one cogeneration plant in Colombia (300 MW), and one cogeneration plant in North America (105 MW).

The following table presents the annualized long-term average generation of our portfolio as at December 31, 2018 on a consolidated  and quarterly basis:

GENERATION (GWh)(1)	Q1	Q2	Q3	Q4	Total
Hydroelectric
North America
United States	3,404	3,474	2,178	2,926	11,982
Canada	1,228	1,508	1,223	1,218	5,177
	4,632	4,982	3,401	4,144	17,159
Colombia	3,508	3,509	3,571	3,888	14,476
Brazil	1,181	1,198	1,210	1,210	4,799
	9,321	9,689	8,182	9,242	36,434
Wind
North America
United States	1,798	1,762	1,291	1,714	6,565
Canada	400	345	273	419	1,437
	2,198	2,107	1,564	2,133	8,002
Europe	894	623	533	763	2,813
Brazil	434	513	727	584	2,258
Asia(2)	127	142	139	128	536
	3,653	3,385	2,963	3,608	13,609
Solar(2)	692	1,031	1,032	635	3,390
Total	13,666	14,105	12,177	13,485	53,433

(1)          LTA is calculated based on our portfolio as at December 31, 2018, reflecting all facilities on an annualized basis from the beginning of the year, regardless of the acquisition, disposition or commercial operation date. See Item 5.A “Part 9 – Presentation to Stakeholders and Performance Measurement” for an explanation on our methodology in computing LTA and why we do not consider LTA for our Storage and Other facilities.

(2)          Includes eleven solar facilities (388 GWh) in South Africa, Thailand and Malaysia and one wind facility (82 GWh) in South Africa that have been presented as Assets held for sale.

The following table presents the annualized long-term average generation of our portfolio as at December 31, 2018 on a proportionate  and quarterly basis:

GENERATION (GWh)(1)	Q1	Q2	Q3	Q4	Total
Hydroelectric
North America
United States	2,225	2,361	1,470	1,953	8,009
Canada	1,109	1,337	1,077	1,073	4,596
	3,334	3,698	2,547	3,026	12,605
Colombia	844	844	859	935	3,482
Brazil	969	985	996	996	3,946
	5,147	5,527	4,402	4,957	20,033
Wind
North America
United States	590	620	447	558	2,215
Canada	346	308	249	366	1,269
	936	928	696	924	3,484
Europe	308	216	186	268	978
Brazil	142	167	245	200	754
Asia(2)	37	42	41	36	156
	1,423	1,353	1,168	1,428	5,372
Solar(2)	196	300	300	178	974
Total	6,766	7,180	5,870	6,563	26,379

(1)          LTA is calculated based on our portfolio as at December 31, 2018, reflecting all facilities on an annualized basis from the beginning of the year, regardless of the acquisition, disposition or commercial operation date. See Item 5.A “Part 9 – Presentation to Stakeholders and Performance Measurement” for an explanation on our methodology in computing LTA and why we do not consider LTA for our Storage and Other facilities.

(2)          Includes eleven solar facilities (74 GWh) in South Africa, Thailand and Malaysia and one wind facility (16 GWh) in South Africa that have been presented as Assets held for sale.

We have comprehensive power operations and development capabilities located in each of our core markets that position us to maintain and increase the value of our asset base while competitively positioning us for continued growth.

Operating Philosophy

We employ a hands-on, operations-oriented, long-term owner’s approach to managing our portfolio. We believe this approach ensures that we maintain and, where possible, enhance the value of our assets by being able to quickly identify and manage technical, economic or stakeholder issues that may arise.  The operation of our generating facilities is largely decentralized across North America, South America, Europe and Asia. We support our operators with a strong corporate team that provides oversight on a global basis of the functions of Brookfield Renewable and, among other things, establishes consistent global policies on compliance, information technology, health, safety and security, human resources, stakeholder relations, procurement, governance and anti-bribery and anti-corruption.

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

The cornerstones of our operational philosophy are:

Operating expertise. In each of North America, Brazil, Colombia and Europe, we have strong operating businesses with full construction, development and operational capabilities. Our businesses in North America, Brazil and Europe also benefit from centralized, automated plant dispatch and control centers allowing remote operation of most of our facilities and a central interface with regulatory and market authorities, as well as offtakers. These capabilities allow us to leverage our operating expertise when growing our business.

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

OUR OPERATIONS

Countries in which we operate
Operating assets held for sale
Operating assets held through investment in TerraForm Power

North American Business

United States

Our principal office in the United States is located in New York, New York. Our U.S. National System Control Center is located in Marlborough, Massachusetts and allows for the remote monitoring and control of nearly all of our assets in the country. In the United States we have full hydroelectric and wind operating capabilities, as well as development and construction oversight expertise. We employ approximately 555 people, approximately 45% of whom are covered by collective agreements. We have experienced positive relations with our unionized work force in the United States.

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

Canada

Our principal offices in Canada are located in Gatineau, Québec and Toronto, Ontario. Our Canadian National System Control Center is located in Gatineau and allows for the remote monitoring and control of all of our assets in the country. In Canada, we have full hydroelectric and wind operating capabilities, as well as development and construction oversight expertise. We employ approximately 250 people in connection with the operation and development of our business in Canada and approximately 35% of these employees are covered by collective agreements. We have experienced positive relations with our unionized work force in Canada. We employ an additional 135 people in Canada, who provide finance, IT and payroll services to our businesses both in Canada and the United States, of which none are covered by collective agreements.

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

             TerraForm Power

The acquisition, with our institutional partners, of a 51% equity interest in TerraForm Power in October 2017 marked our entry into the solar market with scale operations in solar energy in certain of our core markets and a platform for future growth. In June 2018, Brookfield Renewable and its institutional partners acquired additional equity in TerraForm Power through a private placement, increasing the aggregate ownership interest to 65%, and increasing Brookfield Renewable’s interest from 16% to 30%. The proceeds from the equity issuance by TerraForm Power was used to fund a portion of the purchase price for its acquisition of Saeta, a 1,028 MW European solar and wind portfolio with a $1.2 billion equity valuation. TerraForm Power’s principal office is located in New York, New York. TerraForm Power employs 177 employees, of which none are covered by collective agreements.

            TerraForm Power, together with its subsidiaries, is an integrated renewable power company formed to own and operate contracted wind and solar generation assets in North America and Western Europe.  TerraForm Power’s business objective is to acquire wind and solar assets in North America and Western Europe with high quality, long-term contracted cash flows, primarily from owning clean power generation assets serving utility and commercial customers. TerraForm Power’s portfolio consists of renewable energy facilities in the United States (including Puerto Rico), Canada, Chile, the United Kingdom, Spain, Portugal and Uruguay with a combined nameplate capacity of approximately 3,700 MW. Pursuant to a relationship agreement between TerraForm Power and Brookfield Asset Management, subject to certain exceptions set out therein, Terraform Power serves as Brookfield’s primary vehicle through which it acquires operating solar and/or wind assets in North America and Western Europe. Accordingly, Brookfield Renewable may invest in operating solar and/or wind assets in these regions by way of its investment in TerraForm Power.

Colombian Business

Our acquisition of Isagen in January 2016 marked our entry into the Colombian market. Our consortium’s current ownership interest in Isagen is 99.52% of which our share is approximately 24.17%. Isagen’s principal office is located in Medellín and the company employs approximately 650 full time employees, of which approximately 90% are covered by collective agreements.  We have experienced positive relations with our unionized work force in Colombia.

Isagen is Colombia’s third-largest power generation company and owns and operates a 3,032 MW portfolio with an annual average generation of approximately 14,500 GWh. This portfolio accounts for approximately 18% of Colombia’s installed generating capacity and consists of six, largely reservoir-based, hydroelectric facilities and a 300 MW cogeneration plant. The hydroelectric assets include the largest reservoir by volume in Colombia and are collectively able to store approximately 26% of their annualized long-term average generation. Isagen’s portfolio also includes approximately 500 MW of attractive medium to long-term development projects.

Isagen owns all of its power generating assets in perpetuity and holds requisite water usage and other rights in respect of each of its assets. For each hydroelectric project built prior to 1993, it holds water usage rights that are granted by the appropriate regional or national environmental authority in addition to a number of minor licenses and approvals. Each project built after 1993 benefits from a streamlined environmental licensing regime under which it receives a single environmental license that contains all necessary permits, including water usage rights. Water usage rights granted prior to 1993 and environmental licenses granted after 1993 are generally granted for a term of approximately 50 years and can be renewed through an administrative process, although two hydroelectric plants owned by Isagen currently hold water concessions for a term equivalent to their respective commercial operation period.

Brazilian Business

The principal office of our Brazil business is located in Rio de Janeiro which oversees our operations in Brazil, with approximately 485 employees. Our Brazilian National System Control Center is located in Rio de Janeiro and allows for the remote monitoring and control of nearly all of our hydroelectric assets in the country. In Brazil, we have full hydroelectric, wind and biomass operating capabilities, as well as development and construction oversight expertise. All of our employees in Brazil are covered by collective agreements. We have experienced positive relations with our unionized work force in Brazil.

Brookfield first invested in Brazil over 100 years ago. Recognizing Brazil’s growing demand for power and strong renewable resource base, Brookfield re-entered the Brazilian power market in 2003 and, since then, has grown its hydroelectric asset base significantly to 43 facilities on 27 river systems totaling approximately 927 MW of installed capacity.

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

Considering all technologies, we own facilities totaling 1,546 MW located in 11 Brazilian states representing approximately 70% of the country’s population and 80% of the economic activity (in GDP terms). As such, we believe our business in Brazil is particularly well positioned to participate in a large and diversified economy with further developmental potential.

Since 2003, we have developed and built 17 facilities totaling 422 MW of capacity and we have several projects in various stages of development. As of the date of this Form 20-F, we continue to advance the construction of 49 MW of hydroelectric development projects in Brazil.

Rights to hydroelectric sites are secured in Brazil by obtaining authorizations (such as water use leases) and concessions from the Brazilian Ministry of Mines and Energy through the National Agency for Electric Energy (“ANEEL”). We generally focus on SHPPs, a category of hydroelectric power plant with less than 30 MW of capacity. SHPP plants can be secured directly from ANEEL, whereas sites for hydroelectric plants above 50 MW can only be granted by public auction, requiring developers to bid the lowest tariff in order to win the concession and a PPA with local utilities. Of our authorizations and concessions, 93% have remaining terms of more than ten years. Generally, concessions provide for an initial term of 30 years with the possibility to renew the concession for an additional 20-year period. Similarly, authorizations provide for an initial term of 35 years and the possibility to renew for an additional 30-year period subject to payment of certain amounts under a water lease.

European Business

The principal office of our European operations is located in London, in the United Kingdom. Our European business, including our offices in London and Edinburgh in the United Kingdom and Cork in the Republic of Ireland, employs approximately 110 employees comprising operating, finance, project development, market research,  power marketing and support functions. None of these employees are covered by collective agreements. TerraForm Global currently employs 10 people in Spain, of which none are covered by collective agreements.

In June 2018, Brookfield Renewable and its institutional partners acquired additional equity in TerraForm Power, which used the proceeds from such issuance to acquire Saeta, a 1,028 MW European solar and wind portfolio. See “— North American Business — TerraForm Power” above.

Republic of Ireland and Northern Ireland

Our 24 wind energy facilities, with 439 MW of installed capacity are located across the Republic of Ireland and Northern Ireland, which have among the strongest onshore wind resources in Europe and markets with stable contractual frameworks for renewables. We employ approximately 95 people in Ireland.

Brookfield Renewable has full wind development and construction oversight capabilities in Ireland. In 2018, we achieved commercial operation on 47 MW of capacity comprised of two wind projects in the Republic of Ireland. In addition to these projects we have an Irish wind development pipeline of more than 200 MW, which positions the portfolio for continued growth. Since we acquired our Irish wind portfolio in 2014, we have commissioned over 200 MW of wind assets.

We have 72 MW of wind assets that are not underpinned by the REFIT program and its minimum fixed annual electricity price, 54 MW of which are contracted at below market prices to the end of 2019. During 2015, we restructured these PPAs with the Irish Energy Supply Board to preserve the existing below-market contracted price floor but include participation in approximately 90% of market prices. The wind assets in Northern Ireland earn British pound sterling denominated revenues by receiving a fixed price Renewable Obligation Certificate for twenty years, in addition to the market price.

The land on which our wind assets are situated is typically leased or owned outright.  Where we hold leases, we typically hold a long-term lease for an initial 25 to 30 year term with a further right to renew. Additional licenses relevant to the wind farms include both electricity grid connection agreements with the national and distribution level grid system operators and planning permissions from the relevant local planning authorities.

Portugal & Scotland

Our European business also includes a 123 MW wind portfolio in Portugal and an approximate 400 MW wind development portfolio in Scotland. The Scottish portfolio includes a mix of permitted and earlier stage development projects as well as a five-person project development team located in Edinburgh.  In Portugal, we have three employees who manage our wind portfolio in the country.

Wales

Our European business also includes a 25% stake in First Hydro, the U.K.’s largest pumped storage asset. First Hydro manages and operates 2.1 GW of pumped storage facilities at the Dinorwig and Ffestiniog power stations in the Snowdonia region of Wales and represents 75% of the U.K.’s pumped storage capacity and 50% of its hydro capacity. With the U.K. facing tight supply margins and increasing wind penetration, First Hydro provides an opportunity to invest in facilities providing critical back-up power and grid stabilization services.

Asia and Other Businesses

India

Our acquisition, together with our institutional partners, of TerraForm Global marked our entry into the wind and solar markets in India. TerraForm Global employs approximately 50 employees in India, of which none are covered by collective agreements. The Indian portfolio consists of 301 MW of installed capacity, comprised of three wind energy facilities with an aggregate capacity of 101 MW and eleven solar energy facilities with an aggregate capacity of 200 MW. The assets are spread across the Indian provinces of Gujarat, Rajasthan, Madhya, Pradesh, Tamil Nadu and Karnataka. India represents a growth opportunity for Brookfield Renewable as it is a sizeable market with ambitious energy targets and significant potential for renewable power development

China

Our acquisition, together with our institutional partners, of TerraForm Global marked our entry into the renewable energy market in China. TerraForm Global employs approximately 60 employees in China, of which 15% are covered by collective agreements. We have experienced positive relations with our unionized work force in China. The Chinese portfolio consists of two assets: a 149 MW wind energy facility in Inner Mongolia province; and an 18 MW solar energy facility in Gansu province. In March 2018, Brookfield Renewable entered into a 50:50 joint venture with GLP, a provider of logistics and industrial facilities and technology-led solutions, with the purpose of investing in, managing and developing commercial and industrial rooftop solar projects. Similar to the Indian market, the size of the market in China coupled with ambitious targets for the expansion of renewable energy represents a significant growth opportunity for Brookfield Renewable.

Other Emerging Markets

With the acquisition of TerraForm Global, we acquired, together with our institutional partners, interests in 178 MW in South Africa, 40 MW in Thailand, 26 MW in Uruguay, and 19 MW in Malaysia. In

2018, we entered into an agreement to sell the wind and solar portfolio in South Africa, and agreements to sell the solar portfolios in each of Thailand and Malaysia.  Those dispositions are expected to be completed in the first half of 2019, subject to the satisfaction of customary closing conditions. TerraForm Global currently employs 16 people in South Africa, 7 people in Thailand, and 7 people in Malaysia, of which none are covered by collective agreements.

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

Corporate Office

Our main corporate office is in Toronto, Ontario and provides oversight on a global basis of Brookfield Renewable. Our corporate group has approximately 135 employees, including both the corporate office and the Service Provider, who are located in North America, Brazil, Europe, China and India.

Brookfield Renewable is a globally diversified, multi-technology, owner and operator of renewable power assets.

Our business model is to utilize our global reach to acquire and develop high quality renewable power assets below intrinsic value, finance them on a long-term, low-risk and investment grade basis through a conservative financing strategy and then optimize cash flows by applying our operating expertise to enhance value.

One of the largest, public pure play renewable businesses globally.  Brookfield Renewable has a 20 year track record as a publicly-traded operator and investor in the renewable power sector. Today we have a large, multi-technology and globally diversified portfolio of pure-play renewable assets that are supported by over 2,500 experienced operators. Brookfield Renewable invests in renewable assets directly, as well as with institutional partners, joint venture partners and in other arrangements. Our portfolio consists of approximately 17,400 MW of installed capacity largely across four continents, a development pipeline of approximately 8,000 MW, and annualized long-term average generation on a proportionate basis of approximately 26,400 GWh.

The following charts illustrate annualized long-term average generation on a proportionate basis:

Source of Energy	Region

Diverse and high quality assets with hydroelectric focus.  Brookfield Renewable has a complementary portfolio of hydroelectric, wind, solar and storage facilities. Our portfolio includes utility-scale facilities, back-up storage power, and distributed power generation. Hydroelectric power comprises the significant majority of our portfolio, and is the highest value renewable asset class as one of the longest life, lowest-cost and most environmentally-preferred forms of power generation. Hydroelectric plants have high cash margins, storage capacity with the capability to produce power at all hours of the day, and the ability to sell multiple products in the market including energy, capacity and ancillaries. Our wind and solar facilities provide exposure to two of the fastest growing renewable power sectors, with high cash margins, zero fuel input cost, and diverse and scalable applications including distributed generation. Our storage facilities provide the markets in which they are located with critical services to the grid and dispatchable generation. With our scale, diversity and the quality of our assets, we are competitively positioned relative to other power generators, providing significant scarcity value to our investors.

Stable, diversified and high quality cash flows with attractive long-term value for LP Unitholders.  We intend to maintain a highly stable, predictable cash flow profile sourced from a diversified portfolio of low operating cost, long-life hydroelectric, wind and solar assets that sell electricity under long-term, fixed price contracts with creditworthy counterparties. Approximately 90% of our 2019 proportionate generation output is contracted to public power authorities, load-serving utilities, industrial users or to Brookfield. Our PPAs have a weighted-average remaining duration of 14 years, on a proportionate basis, providing long-term cash flow visibility.

Strong financial profile and conservative financing strategy. Brookfield Renewable maintains a robust balance sheet, strong investment grade rating, and access to global capital markets to ensure cash flow resiliency through the cycle. Our approach to financing is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment grade basis with no financial maintenance covenants. Approximately 95% of our debt is either investment grade rated or sized to investment grade. Our corporate debt to total capitalization is 20% and 75% of our borrowings are non-recourse. Corporate borrowings and non-recourse borrowings have weighted-average terms of approximately seven and ten years, respectively, with no material maturities over the next four years. Approximately 85% of our financings are fixed rate, and only 7% of our debt in North America and Europe is exposed to changes in interest rates. Our available liquidity as at December 31, 2018 is approximately $1.9 billion of cash and cash equivalents, investments in marketable securities and the available portion of credit facilities.

Best-in class operating expertise.  Brookfield Renewable has over 2,500 experienced operators and over 140 power marketing experts that are located across the globe to help optimize the performance and maximize the returns of all our assets. Our expertise in operating and managing power generation facilities span over 100 years and include full operating, development and power marketing capabilities.

Well positioned for cash flow growth. We are focused on driving cash flow growth from existing operations, fully funded by internally generated cash flow, including inflation escalations in our contracts, margin expansion through revenue growth and cost reduction initiatives, and building out our approximately 8,000 MW proprietary development pipeline at premium returns. While we do not rely on acquisitions to achieve our growth targets, our business has upside from mergers and acquisitions on an opportunistic basis. We employ a contrarian strategy, and our global scale and multi-technology capabilities allow us to rotate capital where it is scarce in order to earn strong risk-adjusted returns. We take a disciplined approach to allocating capital into development and acquisitions with a focus on downside protection and preservation of capital. Since 2013, we have deployed $3.3 billion in equity as we have invested in, acquired, or commissioned 49 hydroelectric facilities totaling approximately 4,200 MW, 103 wind facilities totaling approximately 3,900 MW, 545 solar facilities totaling approximately 1,800 MW, four biomass facilities totaling 175 MW, two hydroelectric pumped storage facilities and one battery storage asset totaling 2,098 MW and one 300 MW cogeneration plant. Our ability to develop and acquire assets is strengthened by our established operating and project development teams across the globe, strategic relationship with Brookfield, and our liquidity and capitalization profile. We have, in the past, and may continue in the future to pursue the acquisition or development of assets through arrangements with institutional investors in Brookfield sponsored or co-sponsored partnerships.

Attractive distribution profile.  We pursue a strategy which we expect will provide for highly stable, predictable cash flows sourced from predominantly long-life hydroelectric assets ensuring a sustainable distribution yield. We target a long-term distribution payout ratio of approximately 70% of Funds From Operations and a long-term distribution growth rate in a range of 5% to 9% annually.

Renewable Power Growth Opportunity

Demand for renewable energy continues to grow around the world due to its positive environmental profile, the benefits of supply diversification and its increasing cost-competitiveness with traditional technologies. By the end of 2017, global installed renewable power capacity exceeded 2,200 GW. Total investment in new ‘clean energy’ facilities in that year has been estimated at around $300 billion. Over the last five years up to 2017, an average of approximately 125 GW of new renewable generation capacity has been added each year – primarily hydro, wind and solar photovoltaic.  The following chart illustrates the global growth in various renewable power generation sectors from 2012 to 2017.

Sources: BNEF NEO 2018

Global Renewable Power Drivers

We believe that strong continuing growth in renewable power generation will be driven by the following:

Renewable energy is an increasingly cost-effective way of diversifying fuel risk. Continuous improvements in technology and economies of scale continue to reduce the costs of renewable power, enhancing its position as a cost competitive complement to gas-fired generation and as a means to meeting increasingly stringent environmental standards. While natural gas continues to make major gains in generation market share, we expect that utilities will increasingly seek to limit exposure to potential fuel cost volatility by looking to renewable technologies that offer stable price terms, particularly hydroelectric, wind and solar energy.

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

Mainstream  recognition of climate change risk and serious commitment to action.  Global support for de-carbonization – and by implication the further promotion of renewable technologies – was reinforced in December 2015 as 197 countries agreed at the COP21 Conference in Paris to develop national strategies consistent with limiting the increase in global temperature by 2050 to less than two degrees Celsius above pre-industrial levels. The Paris Agreement has been ratified by over 120 countries, although the United States has withdrawn from the agreement.

Intensifying challenges for conventional coal and nuclear generation. Successive regulatory initiatives requiring significant environmental compliance expenditures and competition from other technologies has resulted in the retirement of coal plants. At the same time, cost uncertainties, public concern over new construction and nuclear waste disposal and intensified competition from gas-fired generation has delayed or halted many new nuclear development activities, and has led some countries to increase their renewable targets in order to satisfy supply requirements resulting from plant retirements and demand growth.

Our Core Markets

We have focused on North America, Brazil, Colombia, Europe and Asia as our core markets and we will continue to focus on using our operating expertise to expand our operations in these markets to meet our growth objectives. In addition, our relationship with Brookfield gives us access to Brookfield’s investment platforms in Australia, India and China as well as to Brookfield’s more established platforms in South America and Europe, which enhances our ability to source transactions globally.

North America

United States

Over the last decade, the United States has maintained consistent, broad-based policy momentum to transition the country’s electricity production to cleaner generation and promote increased energy independence. The United States is the world’s second largest wind market with approximately 90,000 MW of installed wind capacity as of 2017. One of the most significant drivers of renewable power growth in the United States has been the adoption of RPS targets in 29 states and the District of Columbia, with renewable mandates set to as high as 75% of the total supply mix by 2032 and a target of 100 percent carbon-free energy by 2045. In addition, growth has been driven by various government incentive programs and Fortune 100 companies supporting investment in new renewables.  For example, there are now 161 members of the “RE100” group of companies who have committed to transition their electricity supply to 100 percent renewable by at least 2050.

The U.S. government is taking steps to amend certain federal environmental regulation for thermal (and in particular, coal-fired) generation, which may result in those regulations becoming less stringent, however, policies promoting renewables were maintained in the U.S. Tax Cuts and Jobs Act. We do not expect these changes to have a materially adverse effect on our business. Renewable energy policy in the United States is largely set at the state level and federal action will not change the long term trend of de-carbonization. In fact, much of the growth in demand for renewables has come from consumers and any reductions or cuts to federal subsidies for wind and solar could make these asset classes more attractive to investors, like ourselves, at the expense of low cost of capital financial investors.  In January 2018, the government of the United States imposed certain tariffs on solar equipment manufactured abroad. We expect that these tariffs will modestly slow the pace of the development of solar projects in the near term and will increase installed system costs. We do not expect that these tariffs will have significant long-term impact on the adoption of solar technology generally given how costs have declined in the last decade, the simplicity of the technology, the speed at which it can be developed and its obvious environmental attributes.

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

Canada

In Canada, our portfolio of operating assets is located in Ontario, Québec and British Columbia. These provinces have historically been the leaders in renewable procurements. Alberta and Saskatchewan have also adopted policies to increase the contribution of renewables in the supply mix by offering long-term contracts with government-owned entities through competitive requests for proposals or feed-in-tariffs, which presents attractive opportunities from a project development and asset acquisition perspective. Historically, renewable energy investments have been primarily driven by the provinces who have sought to increase the contribution of renewables in the electricity supply mix.

Furthermore, certain provinces have adopted different forms of carbon pricing mechanisms that would further enable development of renewables either directly procured by utilities or from corporate and industrial interests. The federal government has also recently committed to the Pan-Canadian Framework on Clean Growth and Climate Change, including enacting the Greenhouse Gas Pollution Pricing Act, a law which serves as a backstop to any Canadian province that fails to implement their own carbon price regime that is compliant with the federal carbon price requirement of a minimum carbon price of $20/tonne by January 1, 2019 and incremental increases each year of $10/tonne to $50/tonne by 2022.

Colombia

Colombia is an investment-grade rated country with an established competitive electricity market and we believe that the country will require new power supply after 2025 to meet demand growth. Colombia’s hydroelectric potential of approximately 93 GW is second only to Brazil among South American countries.

As of December 2018, Colombia had a total installed capacity of almost 17 GW with hydro accounting for almost 70% of the supply mix and the remainder being supplied by natural gas, coal, and diesel. Colombia benefits from significant undeveloped hydroelectric potential and power prices remain relatively low on a global basis. We expect power prices to increase over the long-term as new supply is needed to meet demand growth.

Brazil

With the world’s fifth largest country by population and eighth largest economy, Brazil retains strong long-term growth potential despite the near term economic challenges. Electricity consumption has sustained an average annual growth rate of approximately 3.2% over the last 30 years, a trend which is likely to continue in the long-term given that per capita consumption is still less than one-fifth of per capita consumption in the United States. By 2026, Brazil’s energy planning agency projects that around 67,000 MW of new supply will be needed, while only approximately 27,000 MW of capacity is already contracted.  We accordingly expect Brazil will require over 4,400 MW of new supply annually to meet growing demand and renewables will be the main sources to diversify supply, as costs of large-scale hydroelectric projects are rising due to development in remote locations with increasing costs and environmental and labor challenges.

In line with the government’s ten-year planning projections, the renewable power industry is growing, notably wind power and solar. Brazil has approximately 13,900 MW of installed wind capacity, with 3,700 MW under development. Solar PV power generation is also being developed and while current installed solar PV capacity is relatively small (1,700 MW), there are approximately 1,900 MW of solar PV capacity under development in Brazil.

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

Europe

Europe is the largest renewable energy market in the world and a significant growth opportunity for our business. Within the European Union, a population of approximately 500 million is served by a power system with a capacity of approximately 1,000 GW, generating approximately 3,100 TWh annually. Renewable generation technologies account for nearly half of total installed capacity, including approximately 150 GW of hydroelectric, 165 GW of wind and 105 GW of solar PV capacity. Our investment and growth strategy in Europe focuses on larger, low-sovereign risk markets that have both a record of reliable renewable policies and renewable assets with attractive long-term fundamental value and scarcity attributes.

Europe has long been at the forefront in adopting policies to support renewables development and address climate change.  For 2020, the E.U. has committed to cutting its greenhouse gas emissions by 20% relative to 1990 levels, and to raising the share of total final energy consumed from renewables to 20%.  In the longer term, the E.U. has recently committed to a 40% reduction in greenhouse gas emissions by 2030 (relative to 1990) and provisionally increased its target share of renewables in final energy consumption from 27% to 32%. Brookfield estimates that approximately 200 GW of additional wind-equivalent power capacity is required between 2018-2030 across the E.U. to achieve the EU’s 2030 target.

Individual member states have sought to meet their binding E.U. targets through incentive programs supporting renewable power development.   The most common incentive structure involves the use of long-term (typically 15 or 20-year) contracts for differences, as in the case of the United Kingdom and Germany. Most support programs are funded by a levy on retail electricity rates rather than a direct payment from the government.

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

Ireland

Ireland has among the best onshore wind resources in Europe, and both the Republic of Ireland and Northern Ireland markets have stable and favorable contractual frameworks for renewables.  Owners of renewable assets in the Republic of Ireland typically benefit from the REFIT program, which ensures that generators receive a minimum fixed annual electricity price, indexed by inflation annually over a contract term of 15 years, providing a revenue stream that is the higher of market prices or the REFIT tariff. The REFIT payments are guaranteed under legislation for eligible assets commissioned prior to the end of 2019. Recently, the Irish government issued a report on the high-level design of a new auction-based renewable support scheme, confirming its long-term renewable power goals and outlining the timetable for auctions that will provide a route to market for installations commissioned after 2019.

In 2018, a new energy market was introduced in the Republic of Ireland which removes the guaranteed minimum fixed annual electricity price and aligns with the other E.U. energy markets. The REFIT payment has been adjusted to account for the new market design in order to incentivize market participation and encourage balance responsibility by causing generators to bear the financial responsibility for imbalances they create in the new market. The costs associated are still compensated by REFIT payments once an active trading strategy is employed. Our power marketing team is well positioned to manage this change  by increasing the focus on securing long-term contracts with corporate buyers of power, the sale of green credits, and expanding our capability to sell power across interconnections.

In Northern Ireland, our facilities generally receive both the prevailing market electricity price and Renewable Obligation Certificates.

Portugal

Portugal offers feed-in-tariff contracts that fix payment terms for the duration of the contract. For contracts awarded in 2006 and 2007, the contract term is the shorter of 15 years or after cumulative generation of 33 GWh per MW. During the E.U. bailout following the financial crisis the Portuguese government sought to raise funds to reduce its electricity tariff deficit by offering wind generators the option to extend their initial feed-in-tariff period in return for upfront payment. Incentives are also in place for re-powering existing capacity at a lower rate. Continued fiscal consolidation allowed Portugal’s sovereign rating to be upgraded to investment grade towards the end of 2017 (Fitch and Standard & Poor’s) and in 2018 (Moody’s).

Scotland

In Scotland, existing generation is supported via the Renewable Obligation Certificate scheme. A new contract for difference was introduced and first issued via auction in 2015 with recent auctions focusing on less established technologies (such as offshore wind, biomass combined heat and power and energy from waste schemes). Falling technology costs, strong wind resource, and relatively high power prices provides Scotland with one of the most compelling locations in Europe to develop subsidy-free onshore wind. The United Kingdom also has ambitious longer-term carbon targets to reduce greenhouse gas emissions by at least 80% from 1990 levels by 2050, with intermediate milestones set out in five-year carbon budgets (currently set to 2032) and written into law.

Wales

Capacity market payments were introduced by the U.K. Government in 2013 to ensure adequate generation capacity in declining reserve margins. The capacity markets have been suspended following a successful challenge by a third party in November 2018. First Hydro previously received capacity market payments and may notice a consequent revenue impact in 2019; however, it is also well positioned in the market for any new market conditions that occur as a result of the suspension

Other Markets

India and China are markets with significant potential for renewable power development, as the countries seek to satisfy strong demand growth and offset their heavy reliance on coal-fired generation. Persistent air pollution in both countries provides a strong incentive to reduce coal-fired generation and increase reliance on renewable generation. In connection with the acquisition of TerraForm Global, we acquired assets in India and China, and Brookfield Renewable is monitoring opportunities in each of these countries. Assets in Uruguay were also acquired as part of the acquisition of TerraForm Global.  Although we currently own assets in South Africa, Thailand and Malaysia through TerraForm Global, we have entered into agreements to dispose of those assets, the completion of which is expected to occur in the first half of 2019, subject to the satisfaction of customary closing conditions.

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

•         Brookfield Renewable’s development project portfolio. In addition to growing our business through acquisitions, we intend to pursue organic growth by developing our over 8,000 MW pipeline of greenfield projects.

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

Our pricing profile is predictable because of our long-term PPAs which have a weighted average remaining duration of 14 years on a proportionate basis. This, combined with a well-diversified portfolio that reduces variability in our generation volumes, enhances the stability of our cash flow profile.

The majority of our long-term PPAs are with investment-grade rated or creditworthy counterparties. The economic exposure of our contracted generation on a proportionate basis is distributed as follows: power authorities (36%), distribution companies (23%), industrial users (23%) and Brookfield (18%). On a proportionate basis, Brookfield Renewable has contracted approximately 87% of 2019 generation at an average price of $82 per MW.

As at December 31, 2018, over the next five years Brookfield Renewable has on average approximately 8,043 GWh on a proportionate basis and 18,406 GWh on a consolidated basis of energy annually which is uncontracted. This energy can be sold into wholesale or bilateral markets and we intend to maintain flexibility in re-contracting to position ourselves to achieve optimal pricing.

The following table presents, on a proportionate basis, revenues, Adjusted EBITDA and Funds From Operations on a segmented basis for the fiscal years ended December 31, 2018, 2017, and 2016.

	Revenues(1)			Adjusted EBITDA(1)			Funds From Operations(1)
(MILLIONS)	2018	2017	2016	2018	2017	2016	2018	2017	2016
Hydroelectric
North America	$893	$945	$819	$619	$665	$548	$443	$486	$367

Brazil	244	243	187	173	178	130	142	148	97

Colombia	216	191	192	126	99	88	86	52	46
	1,353	1,379	1,198	918	942	766	671	686	510

Wind
North America	219	161	151	157	119	115	93	74	74

Europe	73	46	56	57	26	32	38	15	18

Brazil	42	26	17	33	22	13	24	16	6

Other	12	-	-	8	-	-	5	-	-
	346	233	224	255	167	160	160	105	98

Solar	146	8	-	117	6	-	72	2	-

Storage & Other(2)	85	59	58	49	33	31	32	19	19

Corporate	-	-	1	(16)	(6)	(15)	(259)	(231)	(208)

Total	$1,930	$1,679	$1,481	$1,323	$1,142	$942	$676	$581	$419

(1)               Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”. For a reconciliation of the non-IFRS measures to the most comparable IFRS financial measures, see “Item 5.A – Operating results – Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures.”

(2)               Includes cogeneration and biomass.

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

As at December 31, 2018, our portfolio benefits from significant hydrology diversification, with assets distributed on 82 river systems in four countries. Our North American and Colombian assets have the ability to store water in reservoirs approximating 24% of their annualized long-term average generation. Our assets in Brazil benefit from a framework that levelizes generation risk across hydroelectric producers. The ability to store water in reservoirs in North America and Colombia, as well as the benefit from levelized generation in Brazil, allows us to mitigate hydrological fluctuations, optimize production and minimize losses due to outages.

North America. In North America, we generate revenues primarily through energy sales secured through long-term PPAs with creditworthy counterparties such as government-owned entities or power authorities (including for example, Ontario’s Independent Electricity System Operator, the Ontario Electricity Financial Corporation, Hydro-Québec, BC Hydro and the Long Island Power Authority), load-serving utilities (such as Entergy Louisiana), Brookfield, and in some cases industrial power users. Our North American portfolio is largely contracted pursuant to long-term PPAs that are generally structured on a “take or pay” basis without fixed or minimum volume commitments. As a result, we are exposed to minimal risk of having to supply power from the market to customers when we are experiencing low water or wind conditions. Most of our PPAs also provide for an annual price escalation that is typically linked to inflation. Brookfield will, in some cases, have entered into back-to-back power resale agreements for output purchased from Brookfield Renewable (see Item 4.B “Business Overview — The Service Provider — Energy Marketing”). Our North American portfolio has a weighted average remaining contract term of 17 years.

Colombia. In Colombia, revenues are typically secured through one to five year bi-lateral contracts with local distribution companies in the “regulated market” and large industrial users. Isagen’s current long-term contracts’ average term is six years. These contracts reduce the exposure of both suppliers and end-users to price volatility in the spot market by fixing the price payable for given amount of committed energy. Isagen’s PPAs take this approach and its 2019 revenues are approximately 70% contracted.  In addition to its hydroelectric assets, Isagen has a 300 MW cogeneration facility which can be used to provide additional generating capacity.

Brazil. In the Brazilian electricity market, energy is typically sold under long-term contracts to either load-serving distribution companies in the regulated market or smaller “free customers” in the free customer market. In the regulated market we have typically entered into 20 to 30 year PPAs with distribution companies. In the “free customer” market, we have typically entered into three to eight year PPAs with industrial and commercial customers primarily engaged in strong industries like telecommunications, food services and pharmaceuticals. “Free customers” include consumers of electricity with more than 0.5 MW of annual demand. Free customers whose load is between 0.5 MW and 3 MW can only buy power from renewable sources. Our PPAs in Brazil typically provide a fixed price that is fully indexed to inflation annually. Our Brazilian portfolio has a weighted average remaining contract term of approximately ten years.

Europe. Our European assets are principally located in the Republic of Ireland with additional assets located in Northern Ireland, Portugal, Wales, and Spain. We also have a pipeline of development projects located in Scotland. In the Republic of Ireland, we generate revenues primarily through energy sales secured by long-term PPAs under the REFIT program. In the Republic of Ireland’s electricity market, renewable energy is typically sold under a 15 year REFIT contract which allows for any above-market costs to be paid directly to generators through a levy on final consumer bills. The REFIT tariff also provides generators with potentially attractive upside to market prices above an established contract floor, which would allow us to benefit from any increase in power prices. In 2018, a new energy market was introduced in the Republic of Ireland to align with the E.U. target model. Our power marketing team is well positioned to market the power from our assets. REFIT has been adjusted to reflect the new market and with an active trading strategy, balancing costs are recovered. Our Republic of Ireland operating assets are underpinned by an eight year remaining average life contracted revenue stream. Our wind farms in Northern Ireland earn British pound sterling denominated revenues by receiving a fixed price Renewable Obligation Certificate for 20 years in addition to the market price. In Portugal, similar to the Republic of Ireland, assets are contracted based on an approximately 15 year feed-in-tariff regime. In Portugal the regime also features a floor and cap price for 7 years after the expiry of the feed-in-tariff. Our Portuguese operating assets are underpinned by a 7 year remaining average life contracted revenue stream.

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
  Diversification into new markets. We intend to establish an operating presence in new markets that offer attractive opportunities to enhance the geographic diversification of our operations by adding businesses that we can grow over time by investing capital at attractive risk-adjusted returns. With the acquisition of TerraForm Global, we acquired assets in India, China and Uruguay, among others. Our European business and London-based management team will allow us to continue expanding into Europe beyond our existing portfolios. Additionally, our Brazil experience and team provides an excellent springboard to continue to expand into other South American countries, as was the case when we completed the acquisition of Isagen in early 2016 and the acquisition of TerraForm Global in December 2017. We also benefit from Brookfield’s investment teams in Australasia, India, China and elsewhere that, together with our existing capabilities in North America, South America and Europe, give us the ability to transact on a global basis.
  Organic development growth. We intend to continue to grow our business by pursuing organic development growth, either through the acquisition of development-stage assets or by building projects from our approximate 8,000 MW development pipeline. We intend to focus on development-stage acquisition opportunities that are in high-value sites in our core markets, positioning us to leverage the development, construction and operating expertise of our operating businesses. We expect that a relatively small portion of our cash flows will be allocated during the early stages of project development, but that meaningful capital commitments would be made once a project has sound commercial arrangements that limit construction risk and secures long-term stable cash flows.
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

•         In 2018, BEP increased its regular quarterly distribution to $0.49 ($1.96 annually) per LP Unit commencing with the first quarterly distribution of that year.

•         In February 2019, BEP announced an increase in its regular quarterly distribution to $0.515 ($2.06 annually) per LP Unit commencing with the first quarterly distribution of 2019.

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

                The holders of Series 5 Preferred Units are entitled to receive fixed cumulative preferential cash distributions as and when declared by the board of directors of the Managing General Partner, payable quarterly on the last day of January, April, July and October in each year at an annual rate equal to C$1.3976 per unit. A total annual distribution of C$1.3976 per unit was paid in 2018.

For the initial five-year period commencing on November 25, 2015 and ending on and including January 31, 2021, the holders of Series 7 Preferred Units are entitled to receive fixed cumulative preferential cash distributions as and when declared by the board of directors of the Managing General Partner, payable quarterly on the last day of January, April, July and October in each year at an annual rate equal to C$1.375 per unit. A total annual distribution of C$1.375 per unit was paid in 2018.

For the initial five-year period commencing on May 25, 2016 and ending on and including July 31, 2021, the holders of Series 9 Preferred Units are entitled to receive fixed cumulative preferential cash distributions as and when declared by the board of directors of the Managing General Partner, payable quarterly on the last day of January, April, July and October in each year at an annual rate equal to C$1.4375 per unit. A total annual distribution of C$1.4375 per unit was paid in 2018.

For the initial five-year period commencing on February 14, 2017 and ending on and including April 30, 2022, the holders of Series 11 Preferred Units are entitled to receive fixed cumulative preferential cash distributions as and when declared by the board of directors of the Managing General Partner, payable quarterly on the last day of January, April, July and October in each year at an annual rate equal to C$1.25 per unit. A total annual distribution of C$1.25 per unit was paid in 2018.

For the initial five-year period commencing on January 16, 2018 and ending on and including April 30, 2023, the holders of Series 13 Preferred Units are entitled to receive fixed cumulative preferential cash distributions as and when declared by the board of directors of the Managing General Partner, payable quarterly on the last day of January, April, July and October in each year at an annual rate equal to C$1.25 per unit. A total annual distribution of C$0.9812 per unit was paid in 2018 and an initial distribution of C$0.3562 per unit was paid on April 30, 2018.

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

The initial Series 1 Shares dividend was paid on April 30, 2010 for an amount equal to C$0.1834 per share. For the remainder of the initial five-year period commencing on February 1, 2010 and ending on and including April 30, 2015, the holders of Series 1 Shares received fixed cumulative preferential cash dividends, paid quarterly on the last day of January, April, July and October in each year at an annual rate equal to C$1.3125 per share. Following the initial fixed rate period, the dividend rate was reset from 5.25% to 3.355% for the subsequent fixed rate period commencing on May 1, 2015 and ending on and including April 30, 2020. As a result, a total dividend of C$1.075625 per share was paid in 2015, and C$0.83875 per share in 2016, 2017, and 2018.

In April 2015, certain holders of Series 1 Shares elected to convert their Series 1 Shares into Series 2 Shares on a one-for-one basis. The holders of Series 2 Shares are entitled to receive floating cumulative preferential cash dividends as and when declared by the board of directors of BRP Equity, payable quarterly on the last day of January, April, July and October in each year at the annual rate calculated for each quarter, of 2.62% over the annual yield on three month Government of Canada treasury bills. A total dividend of C$0.39976 per share was paid in 2015 (the conversion to Series 2 Shares occurred in April and accordingly the total 2015 dividend per share reflects two quarterly dividend payments). A total dividend of C$0.773698 per share was paid in 2016, a total dividend C$0.792786 per share was paid in 2017, and a total dividend of C$0.929603 per share was paid in 2018.

For the initial seven-year period commencing on October 11, 2012 and ending on and including July 31, 2019, the holders of Series 3 Shares are entitled to receive fixed cumulative preferential cash dividends as and when declared by the board of directors of BRP Equity, payable quarterly on the last day of January, April, July and October in each year at an annual rate equal to C$1.10 per share. The initial dividend of C$0.3375 per share was paid on January 31, 2013, a total dividend of C$1.1625 per share was paid in 2013, C$1.10 per share was paid in each of 2014, 2015, 2016, 2017 and 2018.

The holders of Series 5 Shares are entitled to receive fixed cumulative preferential cash dividends as and when declared by the board of directors of BRP Equity, payable quarterly on the last day of January, April, July and October in each year at an annual rate equal to C$1.25 per share. The initial dividend on the Series 5 Shares of C$0.3116 per share was declared by the board of directors of BRP Equity on February 6, 2013 and was paid to holders of the Series 5 Shares on April 30, 2013. A total dividend of C$0.9366 per share was paid in 2013, and a total dividend of C$1.25 per share was paid in each of 2014, 2015, 2016, 2017 and 2018.

The holders of Series 6 Shares are entitled to receive fixed cumulative preferential cash dividends as and when declared by the board of directors of BRP Equity, payable quarterly on the last day of January, April, July and October in each year at an annual rate equal to C$1.25 per share. The initial dividend on the Series 6 Shares of C$0.3116 per share was declared by the board of directors of BRP Equity on May 7, 2013 and was paid to holders of the Series 6 Shares on July 31, 2013.  A total dividend of C$0.6241 per share was paid in 2013, and a total dividend of C$1.25 per share was paid in each of 2014, 2015, 2016, 2017 and 2018.

The Service Provider

Brookfield Asset Management

Brookfield is a global alternative asset manager with more than $350 billion in assets under management. It has an over 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. It has a range of public and private investment products and services, which leverage its expertise and experience and provide it with a competitive advantage in the markets where it operates. Brookfield Asset Management is listed on the NYSE, TSX and NYSE Euronext under the symbol “BAM”, “BAM.A” and “BAMA”, respectively.

We are Brookfield’s primary vehicle through which it will, directly or indirectly, acquire renewable power assets on a global basis, subject to certain exceptions in the Management Services Agreement and Relationship Agreement, and we benefit from its reputation and global platform to grow our business.

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

With approximately 85 employees and 24 hours/day, 365 days/year operations, BEM LP performs transaction execution, risk management, settlement, information technology, regulatory, legal and human resource functions. These groups provide us with valuable market intelligence regarding pricing dynamics, regulatory regimes and market participants. In 2018, BEM LP was responsible for the sale of approximately 21 TWh of generation in North America.

BEM LP and NA Holdco are parties to the Energy Marketing Agreement pursuant to which BEM LP provides energy marketing services to NA Holdco. See Item 7.B “Related Party Transactions — Energy Marketing Agreement”.

On October 30, 2018, Brookfield and Brookfield Renewable entered into an agreement to internalize all energy marketing capabilities in North America into Brookfield Renewable, terminating the Energy Marketing Agreement and eliminating all future marketing fees paid to Brookfield Asset Management. The Energy Marketing Internalization is expected to close in the first half of 2019, subject to the satisfaction of customary closing conditions. See Item 7.B “Related Party Transactions”.

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

Environmental, Social and Governance Management

We are an owner and operator of a diversified portfolio of high quality assets that produce electricity from renewable resources. The assets that we invest in are long term in nature and affect the lives of thousands of employees, their families and the communities in which we operate. We believe that strong ESG practices benefit the environment, our employees, stakeholders, and investors while also significantly boosting the potential for improving profitability, mitigating risk, and creating opportunities for growth. Accordingly, ESG management is a key consideration in the way we conduct our business.

Our goal is to be responsible stewards of our resources and a good corporate citizen. Our long-term owner-operator approach to business means that in many cases, we are well positioned to be a positive influence and take active measures to implement effective ESG programs. We have adopted written environmental policies that include frameworks for oversight, compliance, audits and best practices both within the operations of the Operating Entities and the global Brookfield group. We maintain an HSS&E Steering Committee, consisting of, among others, the Chief Executive Officer of the Service Provider and the Chief Executive Officer of each operating business, and require all employees, contractors, agents and others involved in our operations to comply with our established HSS&E practices. We also empower our employees to detect and address safety issues through industry leading health and safety training and our safe work observation program, which encourages employees to identify and report safety concerns or incidents.

Brookfield Renewable maintains high governance standards across our organization, key elements of which include our code of conduct, anti-bribery and corruption policy, a whistleblower hotline, and supporting controls and procedures. Our governance standards are designed to meet or exceed the requirements in any jurisdiction in which we operate. Our efforts to build a responsible business are underpinned by our ESG practices and our commitment to ethical conduct.

We recognize that it is important to effectively communicate our ESG initiatives to our investors, because it increasingly influences their decisions. For example, an increasing number of investors consider ESG ratings when purchasing our Units. Brookfield Renewable has also issued $1.4 billion in corporate and project-level green bonds since 2017.  For example, in 2018 we issued C$300 million of our inaugural corporate green bonds and developed a Brookfield Renewable Green Bond Framework, which defines the investments in renewable energy generation assets that are being financed by the green bond issuance and how performance will be measured. Our project-level green bonds received E-1 Green Evaluation scores from S&P, the highest on its scale, citing Brookfield Renewable’s environmental stewardship, commitment to renewable power and use of proceeds towards renewable power generation.

Our assets are predominantly hydroelectric and represent one of the most environmentally preferred forms of power generation. We may benefit from future environmental regulations under consideration to encourage the use of clean energy technologies and regulate emissions of greenhouse gases to address climate change.

Last year, we conducted an inventory of our scope 1 and 2 greenhouse gas emissions measurement for our global businesses. In 2018, which represents the base-year calculation, we estimate total emissions of 282,299  tons of CO2e with a gross intensity of 7.06  kg CO2e per megawatt hour.

Over 55 of our North American hydro facilities are now certified by the Low Impact Hydropower Institute (“LIHI”). The LIHI is a non-profit organization dedicated to reducing the impact of hydropower generation through the certification of hydropower projects that have avoided or reduced their environmental impacts, such as water quality protection, upstream and downstream fish passages, and threatened and endangered species protection.

We are committed to developing our people and investing in them by creating opportunities across our business. As part of our commitment to our employees, we focus on diversity, competitive wages and inclusive hiring practices.

We are an active contributor in the communities where we conduct business through philanthropic initiatives, but more importantly, through our approach to ESG factors that impact them. We seek to have transparent and well-established relationships with local stakeholder groups and the communities in which we operate, which we believe is a key element of successfully operating and developing renewable power facilities. We consult and work proactively with local stakeholders and communities potentially affected by the operations of our Operating Entities  to ensure that their interests, safety and well-being are appropriately integrated into our decision making. We also seek to empower employees to participate in and use our resources to give back to communities in which we operate.  For example, we donate €1,000 – €5,000 per megawatt per year to communities in Ireland and Scotland that host wind farms.  The funding is used to build and improve recreational facilities and community safety systems, and to sponsor community events.

We consider ESG factors throughout the investment process. During due diligence, we utilize our operating and underwriting expertise to identify ESG factors in acquisition targets and uncover opportunities to add value by mitigating risk and capitalizing on opportunities post-investment and incorporate these into the potential return analysis. Factors considered include bribery and corruption risks, health and safety risks, ethical considerations, environmental matters as well as energy efficiency improvements. After acquiring or investing in an asset, our investment teams create a tailored integration plan that, among other things, includes material ESG-related priorities and seeks to actively manage ESG risks and opportunities.

We are proud of the commitment we have made to ESG management. The initiatives we undertake and the investments we make in building our business are guided by our core set of values around sustainable development and ESG, as we create a culture and organization that we believe can be successful today and in the future.

4.C              ORGANIZATIONAL STRUCTURE

Organizational Chart

The simplified chart below presents a summary of our ownership and organizational structure. Please note that on this chart all interests are 100% unless otherwise indicated. “GP Interest” denotes a general partnership interest and “LP Interest” denotes a limited partnership interest. BEP’s sole material asset is an approximate 57% LP Interest in BRELP and preferred limited partnership interests in BRELP. Brookfield indirectly holds the remaining 42% LP Interest in BRELP, a 31% LP Interest in BEP and a 0.01% and 1% GP Interest in BEP and BRELP, respectively, for an aggregate indirect ownership interest in BEP of approximately 60% on a fully-exchanged basis. For more details on the exchange mechanism see Item 10.B “Memorandum and Articles of Association — Description of the Amended and Restated Limited Partnership Agreement of BRELP — Redemption-Exchange Mechanism”. Brookfield’s indirect 1% GP Interest in BRELP entitles it to receive incentive distributions linked to the growth of BRELP’s distributions. This simplified chart should be read in conjunction with the explanation of our ownership and organizational structure below and the information included under Item 6.A “Directors and Senior Management” and Item 7. “Major Shareholders and Related Party Transactions”.

Brookfield Asset Management Inc.
Ontario
Brookfield Renewable Power Inc. ("BRPI")
Ontario
BRP Bermuda GP Limited[1] ("BRELP General Partner")
Bermuda
99.99% LP Interest
41.67% LP Interest[2]
31.35% LP Interest[2]
Brookfield Renewable Partners Limited
Bermuda
0.01% GP Interest
BREP Holding L.P.[1] ("BRELP GP LP")
Bermuda
BROOKFIELD RENEWABLE PARTNERS L.P. ("BEP")
Bermuda
0.01% GP Interest
Public (Preferred Unitholders)
0.85% GP Interest
57.48% LP Interest[2]
68.65% LP Interest[2]
Brookfield Renewable Energy L.P. ("BRELP")
Bermuda
Public (Holders of LP Units)
Public (Bondholders)
Holding Entities
Public (Preferred Shareholders)
Brookfield Renewable Partners ULC ("Finco")
Alberta
Operating Entities
Brookfield Renewable Power Preferred Equity Inc. ("BRP Equity")
Canada

[1] Pursuant to a voting agreement, BRPI has agreed that certain voting rights with respect to BRELP General Partner, BRELP GP LP, and BRELP will be voted in accordance with the direction of BEP.

[2] BRPI's limited partnership interest in BRELP is redeemable for cash or exchangeable for LP Units in accordance with the redemption-exchange mechanism contained in BRELP's limited partnership agreement, which could result in BRPI owning approximately 60.21% of BEP's issued and outstanding LP Units on a fully-exchanged basis. On a fully-exchanged basis, public holders of LP Units will own approximately 39.79% of BEP and BRPI will not hold any limited partnership units of BRELP.

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

The Managing General Partner

The Managing General Partner serves as BEP’s general partner and has sole authority for the management and control of BEP, which is exercised exclusively by its board of directors. BEP’s only interest in BRELP consists of limited partnership and preferred limited partnership interests, which by law do not entitle the holders thereof to participate in partnership decisions. However, pursuant to the Voting Agreement, BEP, through the Managing General Partner, has a number of voting rights, including the right to direct all eligible votes in the election of the directors of the BRELP General Partner. See Item 10.B “Memorandum and Articles of Association — Description of Our LP Units, Preferred Units and the Amended and Restated Limited Partnership Agreement of BEP” and Item 7.B “Related Party Transactions — Voting Agreement”.

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

Finco

Finco is an indirect wholly-owned subsidiary of BEP incorporated under the ABCA on September 14, 2011. On May 3, 2016, Finco changed its name from Brookfield Renewable Energy Partners ULC to Brookfield Renewable Partners ULC. Other than approximately C$2.2 billion aggregate principal amount of publicly-issued Finco Bonds and notes and a receivable from an indirect wholly-owned subsidiary of BEP, Finco has no significant assets or liabilities, no subsidiaries and no operations of its own. The Finco Bonds are guaranteed by the Finco Bond Guarantors. See Item 10.B “Memorandum and Articles of Association”.

Inter-Corporate Relationships

The following table provides the name, the percentage of voting securities owned, or controlled or directed, directly or indirectly, by us, and the jurisdiction of incorporation, continuance, formation or organization of our significant subsidiaries as at December 31, 2018.

	Jurisdiction of	Percentage of
	Incorporation	voting securities
	or Organization	owned or controlled (%)
Alta Wind VIII LLC(1)	Delaware	100
BIF II Safe Harbor Holdings LLC(1)	Delaware	100
BIF III Holtwood LLC(1)	Delaware	100
BRE GLBL Holdings L.P.(1)	Bermuda	100
BRI Green Energy Limited(1)	Republic of Ireland	100
Brookfield BRP Canada Corp.	Alberta	100
Brookfield Energia Comercializadora Ltda	Brazil	100
Brookfield Power US Holding America Co.	Delaware	100
Brookfield Renewable UK Hydro Limited	England and Wales	100
Brookfield Smoky Mountain Hydropower LLC(1)	Delaware	100
Brookfield White Pine Hydro LLC(1)	Delaware	100
Catalyst Old River Hydroelectric Limited Partnership(2)	Louisiana	75
Erie Boulevard Hydropower, L.P.	Delaware	100
Great Lakes Hydro America, LLC	Delaware	100
Great Lakes Power Limited	Ontario	75
Hawks Nest Hydro LLC	Delaware	100
Isagen S.A. E.S.P.(1)	Colombia	99.5
Kwagis Power Limited Partnership	British Columbia	75
Lièvre Power L.P.	Québec	100
Mississagi Power Trust	Québec	100
Orion Canadian Holdings 1 AIV L.P.	Ontario	100
Powell River Energy Inc.	Canada	100
Rumford Falls Hydro LLC	Delaware	100
Safe Harbor Water Power Corporation(1)	Pennsylvania	100
Tangará Energia S.A.(1)	Brazil - São Paulo	100
Windstar Energy, LLC	California	100
2016 Comber Wind Limited Partnership	Ontario	100

(1)              Voting control held through voting agreements with Brookfield.

(2)              Non-voting economic interest held through preferred shares and secured notes.

4.D              PROPERTY, PLANT AND EQUIPMENT

BEP’s registered and head office is located at 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda. BEP does not directly own any real property and its sole material asset is an approximate 57% limited partnership interest in BRELP and preferred limited partnership interests in BRELP. See also the information contained in this Form 20-F under Item 3.D “Risk Factors—Risks Related to Our Operations and the Renewable Power Industry” and Item 5. “Operating and Financial Review and Prospects”.

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

Holders of the GP interest, Redeemable/Exchangeable partnership units, and LP Units will be collectively referred to throughout Item 5.A as “Unitholders”, “Units”, or as “per Unit”, unless the context indicates or requires otherwise.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

Organization of the Management’s Discussion and Analysis

PART 1 – 2018 Highlights	88	PART 5 – Liquidity and Capital Resources Continued
		Consolidated statements of cash flows	115
PART 2 – Financial Performance Review		Shares and units outstanding	117
on Consolidated Information	91	Dividends and distributions	118
		Contractual obligations	118
PART 3 – Additional Consolidated		Off-statement of financial position arrangements	118
Financial Information
Summary consolidated statements of		PART 6 - Selected Annual and Quarterly Information
Related party transactions	94	Summary of historical quarterly results	119
Equity	95	Proportionate results for the fourth quarter	120
		Reconciliation of non-IFRS measures – fourth quarter	121
PART 4 – Financial Performance Review
on Proportionate Information		PART 7 - Business Risks and Risk Management
Proportionate results for the year ended	97	Risk management and financial instruments	124
Proportionate results for the year ended	102
December 31, 2017 and 2016		PART 8 - Critical Estimates, Accounting Policies	127
Reconciliation of non-IFRS measures	107	and Internal Controls
Contract profile	110
		PART 9 - Presentation to Stakeholders and	131
PART 5 – Liquidity and Capital Resources		Performance Measurement
Capitalization	112
Available liquidity	112
Borrowings	113

PART 1 –  2018 HIGHLIGHTS

YEAR ENDED DECEMBER 31
(MILLIONS, EXCEPT AS NOTED)	2018	2017
Operational information
Capacity (MW)	17,419	16,369
Total generation (GWh)
Long-term average generation	51,971	42,334
Actual generation	52,056	43,385
Proportionate generation (GWh)
Long-term average generation	25,844	23,251
Actual generation	25,753	23,968
Average revenue ($ per MWh)	75	70
Selected financial information(1)
Net income (loss) attributable to Unitholders	$42	$(56)
Basic income (loss) per LP Unit	0.13	(0.18)
Consolidated Adjusted EBITDA(2)	2,223	1,751
Proportionate Adjusted EBITDA(2)	1,323	1,142
Funds From Operations(2)	676	581
Funds From Operations per Unit(1)(2)	2.16	1.90
Distribution per LP Unit	1.96	1.87

(1)        For the year ended December 31, 2018, weighted average LP Units, Redeemable/Exchangeable partnership units and GP interest totaled 312.6 million (2017: 305.8 million).

(2)        Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure, See “Cautionary Statement Regarding Use of Non-IFRS Measures” and “PART 4 – Financial Performance Review on Proportionate Information – Reconciliation of Non-IFRS Measures”.

AS AT DECEMBER 31
(MILLIONS, EXCEPT AS NOTED)	2018	2017
Liquidity and Capital Resources
Available liquidity	$1,875	$1,539
Debt to capitalization - Corporate	20%	24%
Debt to capitalization - Consolidated	34%	39%
Borrowings non-recourse to Brookfield Renewable on a proportionate basis	75%	70%
Floating rate debt exposure on a proportionate basis(1)	14%	13%
Corporate borrowings
Average debt term to maturity	7 years	6 years
Average interest rate	4.4%	4.5%
Subsidiary borrowings on a proportionate basis
Average debt term to maturity	10 years	10 years
Average interest rate	5.4%	5.8%

(1)          Includes interest rate hedges put in place subsequent to the end of 2018.

Operations

Funds From Operations increased to $676 million and $2.16 on a per unit basis representing a 16% and 14% increase, respectively, from the prior year supported by contributions from the recently acquired TerraForm Power and TerraForm Global investments in addition to recently commissioned facilities and the advancement of our organic growth initiatives:

•         We generated revenue at higher average realized prices relative to prior year on the back of our commercial and re-contracting initiatives, primarily in Colombia, Brazil and the U.S. northeast

•         We implemented cost reduction initiatives across our businesses that totalled $21 million during the year and will continue to benefit our Funds From Operations on a recurring basis

The benefits of our organic growth initiatives were partially offset by marginally lower same store generation, as the prior year benefitted from above average generation (3% above long-term average) compared to generation in the current year that was in line with long-term average.

Net income attributable to Unitholders and Basic earnings per LP Unit increased $98 million and $0.31 per Unit, respectively, compared to the prior year due primarily to the above noted increase in Funds From Operations.

In 2018, we continued to focus on extending our contract profile at premium pricing as we completed the following:

•         In Colombia, we entered into 54 new long-term contracts for energy with five to twelve year terms representing 950 GWh of annual generation at an average price of COP 186/KWh (~$64/MWh)

•         In Brazil, we entered into 35 new contracts to deliver 1,506 GWh from 2018 to 2029, at an average price of R$248/MWh (~$71/MWh)

Liquidity and Capital Resources

Available liquidity remains strong at approximately $1.9 billion as at December 31, 2018.

Executed $3.7 billion of non-recourse financings during the year, maintaining a weighted average cost of project debt of 5.4% and a weighted average duration of ten years.

Issued C$250 million ($201 million) of Preferred Units in the first quarter at a coupon rate of 5% and C$300 million ($231 million) ten-year green bond offering in the third quarter which carries a fixed interest rate of 4.25%.

Completed the sale of a 25% non-controlling, direct interest in a 413 MW portfolio of select Canadian hydroelectric assets and a small wind development project in the U.K. for combined total proceeds of ~$320 million, taking advantage of the strong valuations for renewable power assets in the private sector. In February 2019, we entered into an agreement to sell an additional 25% non-controlling, indirect interest in this Canadian portfolio to a consortium of buyers for the same price as our initial 25% non-controlling interest sale, subject to an adjustment for an approximate $45 million dividend recapitalization completed in the fourth quarter of 2018, the closing of which remains subject to the satisfaction of customary conditions. Following closing, Brookfield Renewable will retain a 50% economic interest in this portfolio and will continue to manage and operate the assets in the portfolio. See “PART 8 – Subsequent Events”.

Entered into agreements to sell 237 MW of wind and solar facilities in South Africa, Thailand and Malaysia for combined proceeds of ~$300 million (Brookfield Renewable’s share ~$90 million). Each of the transactions are expected to close during the first half of 2019, subject to satisfaction of customary closing conditions.

Minimal interest rate risk exposure with only 14% floating rate debt on a proportionate basis with less than 7% being in North America and Europe. Our remaining exposure is in countries where it is too costly to hedge effectively.

Growth and Development

Deployed $420 million in the second quarter to increase our interest in TerraForm Power from 16% to 30%. TerraForm Power used the proceeds of its $650 million equity offering, along with other sources of capital, to acquire Saeta, a 1,028 MW solar and wind portfolio located primarily in Spain.

Repurchased approximately 2 million LP Units at an average price of $27 per unit.

Commissioned 56 MW of development projects (28 MW hydroelectric project in Brazil and 28 MW wind project in Ireland) that are expected to contribute annualized Funds From Operations to Brookfield Renewable of $6 million.

Acquired a 23 MW wind facility in Northern Ireland that is expected to contribute annualized Funds From Operations to Brookfield Renewable of $1 million on average over the life of the asset for total consideration of $9 million (net of debt financing) with Brookfield Renewable’s share totalling $4 million.

Continued to advance the construction of 151 MW of hydroelectric, pumped storage and rooftop solar development projects. These projects are expected to be commissioned between 2019 and 2021 and to generate Funds From Operations on a run-rate basis of $15 million.

PART 2 –  FINANCIAL PERFORMANCE REVIEW ON CONSOLIDATED INFORMATION

The following table reflects key financial data for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2018	2017	2016
Revenues	$2,982	$2,625	$2,452
Direct operating costs	(1,036)	(978)	(1,038)
Management service costs	(80)	(82)	(62)
Interest expense – borrowings	(705)	(632)	(606)
Depreciation	(819)	(782)	(781)
Current income tax expense	(30)	(39)	(44)
Deferred income tax recovery (expense)	89	(49)	97
Net income (loss) attributable to Unitholders	$42	$(56)	$(65)
	Average FX rates to USD
C$	1.30	1.30	1.33
	€0.85	0.89	0.90
R$	3.65	3.19	3.49
COP	2,956	2,951	3,045

Current Year Variance Analysis (2018 vs 2017)

Revenues totaling $2,982 million for the year ended December 31, 2018 represent an increase of $357 million over the same period in the prior year. The contributions from the growth in our portfolio, both through our recent investments and development projects contributed 2,792 GWh or $272 million to our revenues, partially offset by the impact from the sale of one of our Irish wind facilities in 2017 that contributed $8 million or 75 GWh in the same period of the prior year. The contributions of our portfolio on a same-store basis increased revenue by $93 million. Higher average realized pricing increased revenues by $221 million primarily due to higher market prices received from our merchant facilities, the impact of inflation indexation embedded in our existing contracts and higher capacity revenues in the United States. Lower generation resulted in a $90 million reduction to revenue due to a return to normal hydrology conditions in New York and Canada where we experienced generation 15% above long-term average in 2017 and the impact of our decision to store water in our reservoirs in Colombia in anticipation of higher pricing in the upcoming dry season. The impact of foreign exchange differences resulted in a net reduction of $38 million to revenues, primarily attributable to the depreciation of the Brazilian reais.

Direct operating costs totaling $1,036 million represent an increase of $58 million driven by the growth in our portfolio which contributed $56 million to direct operating costs. Excluding one-time cost recoveries of $10 million in the prior year, operating costs were $5 million higher on a same-store basis as the impact of inflation was mostly offset by the benefit of our cost-reduction initiatives implemented across our business. The above noted foreign exchange impacts decreased operating costs by $13 million.

Interest expense totaling $705  million represents an increase of $73 million over the prior year due to the growth in our portfolio, which contributed $96 million of additional interest expense.

Depreciation expense totaling $819 million increased  $37 million over the prior year due to growth, offset partially by the impact of a weakening Brazilian reais against the U.S. dollar.

Management service costs totaling $80 million represents a decrease of $2 million due to the lower market capitalization of our limited partners’ equity relative to the prior year.

Net income attributable to Unitholders was $42 million compared to a net loss attributable to Unitholders of $56 million for the year ended December 31, 2017.

Prior Year Variance Analysis (2017 vs 2016)

Revenues totaling $2,625 million in the year ended December 31, 2017 represented an increase of $173 million over 2016, driven primarily by a return to long-term average generation, and the contribution from our growth initiatives. Revenues increased $121 million as consolidated generation increased by 27% or 9.3 TWh due primarily to strong hydrological conditions in North America and Colombia. Our growth initiatives in 2017 contributed 3.8 TWh in generation which amounted to $100 million in revenues. Partially offsetting those increases was a decrease in our average realized revenue per MWh (from $72 per MWh to $61 per MWh) driving a $57 million decrease in revenue, as weaker pricing in Colombia due to above average inflows was partially offset by strong pricing in Brazil caused by the impact of low hydrology. The depreciation of the U.S. dollar in 2017 versus most of the foreign currencies in which we operate contributed an additional $57 million of revenues. This also affected operating and borrowing costs. The above noted increase in revenues was partially offset by the impact of the sale of one of our Irish wind facilities in the first quarter of 2017 (contributed $28 million in revenues in 2016). In 2016, revenues also included a $20 million settlement at our hydroelectric and cogeneration assets in Ontario pertaining to the price escalator for power sold under power purchase agreements.

Direct operating costs in 2017 totaling $978 million represented a decrease of $60 million. The decrease was primarily attributable to the reduction in power purchases in Colombia and the successful recovery of excess property taxes at one of our Canadian hydroelectric facilities. This decrease was partially offset by growth in our portfolio.

Management service costs in 2017 totaling $82 million represented an increase of $20 million, primarily attributable to the growth in our capitalization due to a 16% increase in Brookfield Renewable’s unit price.

Interest expense in 2017 totaling $632 million represented an increase of $26 million. The increase is primarily attributable to the growth in our portfolio which contributed $22 million of additional interest expense.

Deferred income tax expense in 2017 of $49 million represented a $146 million increase from 2016, due primarily to the U.S. tax reform.

For the year ended December 31, 2017, we reported a net loss attributable to Unitholders of $56 million compared to a net loss attributable to Unitholders of $65 million for the year ended December 31, 2016.

PART 3 - ADDITIONAL consolidated FINANCIAL INFORMATION

SUMMARY CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

The following table provides a summary of the key line items on the audited annual consolidated statements of financial position as at December 31:

(MILLIONS)	2018	2017
Assets held for sale	$920	$-
Current assets	1,961	1,666
Equity-accounted investments	1,569	721
Property, plant and equipment, at fair value	29,025	27,096
Total assets	34,103	30,904

Liabilities directly associated with assets held for sale	533	-
Corporate borrowings	2,334	2,552
Non-recourse borrowings	8,384	9,214
Deferred income tax liabilities	4,140	3,588
Total liabilities and equity	34,103	30,904

Property, plant and equipment

Property, plant and equipment totaled $29 billion as at December 31, 2018 compared to $27.1 billion as at December 31, 2017. The $1.9 billion increase was primarily attributable to the annual revaluation of property, plant and equipment which recognized the benefit of the United States tax reform enacted into law in late 2017 and the successful implementation of certain cost saving and revenue enhancing initiatives, partially offset by the foreign exchange devaluation caused by the weakening of the Brazilian reais, Colombian peso, and Canadian dollar relative to the United States dollar during the year. Capitalized expenditures of $301 million during the year relate primarily to construction and development activities that advanced ongoing construction projects and contributed to the successful commissioning of a 28 MW hydroelectric facility in Brazil and a 28 MW wind facility in Ireland. Upon entering into agreements to sell 237 MW of wind and solar facilities in South Africa, Thailand, and Malaysia, we reclassified $749 million of property, plant and equipment to Assets held for sale on the audited annual consolidated statements of financial position.

See Note 12 – Property, plant and equipment in our audited annual consolidated financial statements for information on the revaluation assumptions used and sensitivity analysis.

Equity-accounted investments

Equity-accounted investments totaled $1,569 million as at December 31, 2018 compared to $721 million as at December 31, 2017. During the second quarter of 2018, TerraForm Power closed the acquisition and privatization of Saeta – a 1,028 MW European solar and wind portfolio. TerraForm Power funded its acquisition of Saeta through available liquidity and asset-level financing initiatives, as well as through issuing additional equity of which Brookfield Renewable contributed $420 million. The additional equity acquired through the private placement increased the collective interest of Brookfield Renewable and its institutional partners in TerraForm Power from 51% to 65%, with Brookfield Renewable’s interest increasing from 16% to 30%. Brookfield Renewable performed a revaluation of the property, plant and equipment associated with its equity-accounted investments which resulted in a $426 million increase to the carrying value of the equity-accounted investments.

Assets held for sale

During the year ended December 31, 2018, we entered into agreements alongside our institutional investors to sell our controlling interests in 237 MW of wind and solar facilities in South Africa, Thailand and Malaysia in separate transactions for combined proceeds of approximately $300 million. Brookfield Renewable’s share from the sale of all three portfolios is approximately $90 million. Each of these transactions are expected to close in the first half of 2019, subject to the satisfaction of customary closing conditions.

We reclassified the associated assets, including the aforementioned $749 million of Property, plant and equipment, to Assets held for sale on the audited annual consolidated statements of financial position. We also reclassified the directly associated liabilities, including $360 million of non-recourse borrowings, to Liabilities directly associated with assets held for sale on the audited annual consolidated statements of financial position.

See Note 4 – Assets held for sale in our audited annual consolidated financial statements for additional details.

Related Party Transactions

Brookfield Renewable’s related party transactions are in the normal course of business and are recorded at the exchange amount. Brookfield Renewable’s related party transactions are primarily with Brookfield.

Brookfield Renewable sells electricity to Brookfield through long-term PPAs, or provides fixed price guarantees to provide contracted cash flow and reduce Brookfield Renewable’s exposure to electricity prices in deregulated power markets. Brookfield Renewable also benefits from a wind levelization agreement with Brookfield which reduces the exposure to the fluctuation of wind generation at certain facilities and thus improves the stability of its cash flow. The wind levelization agreement expired in February 2019.

In addition to these agreements, Brookfield Renewable and Brookfield have executed other agreements that are described in Note 27 – Related Party Transactions in our audited annual consolidated financial statements, including amendments made in 2018 to existing agreements.

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

During the year, Brookfield Asset Management extended the maturity of the $400 million committed unsecured revolving credit facility to December 2019. Brookfield Renewable repaid all outstanding draws and accrued interest from the $400 million unsecured revolving credit facility as of December 31, 2018. During the year, Brookfield Asset Management had also placed funds on deposit with Brookfield Renewable in the amount of $200 million, which have since been paid back in full including any interest that had been accrued. The interest expense on the deposit and draws from the credit facility for the year ended December 31, 2018 totaled $8 million (2017: $1 million). Subsequent to December 31, 2018, Brookfield Asset Management placed funds on deposit with Brookfield Renewable in the amount of $251 million.

The following table reflects the related party agreements and transactions in the audited annual consolidated statements of income, for the year ended December 31:

(MILLIONS)	2018	2017	2016
Revenues
Power purchase and revenue agreements	$535	$601	$527
Wind levelization agreement	7	6	8
	$542	$607	$535
Direct operating costs
Energy purchases	$(20)	$(13)	$(3)
Energy marketing fee	(24)	(24)	(23)
Insurance services	(25)	(19)	(20)
	$(69)	$(56)	$(46)
Interest (expense) income - borrowings	$(8)	$-	$6
Management service costs	$(80)	$(82)	$(62)

The following table reflects the impact of the related party agreements and transactions on the consolidated balance sheets as at December 31:

(MILLIONS)	Related party	2018	2017
Current assets
Contract asset	Brookfield	$45	$-
Due from related parties
Amounts due from	Brookfield	55	54
	Equity-accounted investments and other	10	6
		$110	$60
Non-current assets
Contract asset	Brookfield	$402	$-
Current liabilities
Due to related parties
Amount due to	Brookfield	$54	$48
	Equity-accounted investments and other	12	32
Accrued distributions payable on
LP Units and Redeemable/
Exchangeable partnership units	Brookfield	35	32
		$101	$112
Non-current liabilities
Contract liability	Brookfield	$479	9

EQUITY

General partnership interest in a holding subsidiary held by Brookfield

Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly LP Unit distributions exceed specified target levels. To the extent that LP Unit distributions exceed $0.375 per LP Unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that LP Unit distributions exceed $0.4225 per LP Unit per quarter, the incentive distribution is equal to 25% of distributions above this threshold. Incentive distributions of $40 million were declared during the year ended December 31, 2018 (2017: $30 million).

Preferred limited partners’ equity

In January 2018, Brookfield Renewable issued 10,000,000 Series 13 Preferred Units at a price of C$25 per unit for gross proceeds of C$250 million ($201 million). The holders of the Series 13 Preferred Units are entitled to receive a cumulative quarterly fixed distribution yielding 5.0% for the initial period ending April 30, 2023. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the five-year Government of Canada bond yield plus 3.00%, and (ii) 5.00%.

The holders of the Series 13 Preferred Units will have the right, at their option, to reclassify their Series 13 Preferred Units into Series 14 Preferred Units, subject to certain conditions, on April 30, 2023 and on April 30 every five years thereafter. The holders of the Series 14 Preferred Units will be entitled to receive floating rate cumulative preferential cash distributions equal to the three month Government of Canada Treasury Bill Rate plus 3.00%.

The Preferred Units do not have a fixed maturity date and are not redeemable at the option of the holders. As at December 31, 2018, none of the Preferred Units have been redeemed by Brookfield Renewable.

Limited partners’ equity

Brookfield Asset Management owns, directly and indirectly 185,727,567 LP Units and Redeemable/Exchangeable partnership units, representing approximately 60% of Brookfield Renewable on a fully-exchanged basis and the remaining approximately 40% is held by public investors.

During the year ended December 31, 2018, Brookfield Renewable issued 289,641 LP Units (2017: 302,037 LP Units) under the distribution reinvestment plan at a total cost of $8 million (2017: $10 million).

In December 2018, Brookfield Renewable renewed its normal course issuer bid in connection with its LP Units. Under this normal course issuer bid Brookfield Renewable is permitted to repurchase up to 8.9 million LP Units, representing approximately 5% of the issued and outstanding LP Units, for capital management purposes. The bid will expire on December 30, 2019, or earlier should Brookfield Renewable complete its repurchases prior to such date. Unitholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. Under the prior normal course issuer bid that expired on December 28, 2018, Brookfield Renewable had repurchased 1,856,798 LP Units, on the Toronto Stock Exchange and the New York Stock Exchange, at a total cost of $51 million (2017: $nil).  An additional 20,000 LP Units were repurchased on December 28, 2018 but were not cancelled until January 31, 2019.

PART 4 – FINANCIAL PERFORMANCE REVIEW ON PROPORTIONATE INFORMATION

SEGMENTED DISCLOSURES

Segmented information is prepared on the same basis that Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) manages the business, evaluates financial results, and makes key operating decisions. See Item 5.A “Part 9 – Presentation to Stakeholders and Performance Measurement” for information on segments and an explanation on the calculation and relevance of proportionate information.

PROPORTIONATE RESULTS FOR THE YEAR ENDED DECEMBER 31

The following chart reflects the generation and summary financial figures on a proportionate basis for the year ended December 31:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA		Funds From Operations		Net Income (Loss)
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Hydroelectric
North America	13,308	13,942	12,980	13,059	$893	$945	$619	$665	$443	$486	$189	$170

Brazil	3,633	3,426	3,927	3,874	244	243	173	178	142	148	3	(3)

Colombia	3,364	3,683	3,482	3,488	216	191	126	99	86	52	87	19
	20,305	21,051	20,389	20,421	1,353	1,379	918	942	671	686	279	186

Wind
North America	2,713	1,765	3,108	2,019	219	161	157	119	93	74	(18)	9

Europe	677	490	764	513	73	46	57	26	38	15	5	(15)

Brazil	626	278	706	245	42	26	33	22	24	16	1	11

Asia	160	-	153	-	12	-	8	-	5	-	4	-
	4,176	2,533	4,731	2,777	346	233	255	167	160	105	(8)	5

Solar	753	56	724	53	146	8	117	6	72	2	33	(5)

Storage & Other	519	328	-	-	85	59	49	33	32	19	(2)	(6)

Corporate	-	-	-	-	-	-	(16)	(6)	(259)	(231)	(260)	(236)

Total	25,753	23,968	25,844	23,251	$1,930	$1,679	$1,323	$1,142	$676	$581	$42	$(56)

HYDROELECTRIC OPERATIONS ON PROPORTIONATE BASIS

The following table presents our proportionate results for hydroelectric operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2018	2017
Generation (GWh) – LTA	20,389	20,421
Generation (GWh) – actual	20,305	21,051
Revenue	$1,353	$1,379
Other income	21	15
Direct operating costs	(456)	(452)
Adjusted EBITDA	918	942
Interest expense	(232)	(240)
Current income taxes	(15)	(16)
Funds From Operations	$671	$686
Depreciation	(385)	(388)
Deferred taxes and other	(7)	(112)
Net income	$279	$186

The following table presents our proportionate results by geography for hydroelectric operations for the year ended December 31:

			Average
	Actual		revenue		Adjusted		Funds From		Net
	Generation (GWh)		per MWh		EBITDA		Operations		Income
(MILLIONS, EXCEPT AS NOTED)	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
North America
United States	8,245	8,030	$69	$71	$360	$360	$252	$248	$66	$6
Canada	5,063	5,912	64	64	259	305	191	238	123	164
	13,308	13,942	67	68	619	665	443	486	189	170
Brazil	3,633	3,426	67	71	173	178	142	148	3	(3)
Colombia	3,364	3,683	64	52	126	99	86	52	87	19
Total	20,305	21,051	$67	$66	$918	$942	$671	$686	$279	$186

North America

Funds From Operations at our North American business were $443 million versus $486 million in the prior year. While generation was 3% above long-term average, it was 5% below the prior year in which we benefitted from above average generation (7% above long-term average). Average revenue per MWh was in line with the prior year as the benefit of inflation indexation of our contracts was offset by the impact of generation mix (generation was highest on lower price contracts). We also benefitted from cost-reduction initiatives.

Net income attributable to Unitholders increased by $19 million over the prior year as the above noted decrease in Funds From Operations was more than offset by savings on deferred income expense as the prior year was impacted by a one-time deferred tax expense attributable to the impact the U.S. tax reform passed at the end of 2017.

Brazil

Funds From Operations at our Brazilian business was $142 million versus $148 million in the prior year. On a local currency basis, Funds From Operations increased by 5% versus the prior year due to the benefit of higher same-store generation, higher average revenue per MWh due to inflation indexation of our contracts and the benefit of re-contracting efforts as well as contribution from development projects. These benefits were more than offset by the weakening of the Brazilian reais versus the U.S. dollar.

Net income attributable to Unitholders increased by $6 million over the prior year as the above noted decrease in Funds From Operations was more than offset by lower depreciation expense due to the weakening of the Brazilian reais versus the U.S. dollar.

Colombia

Funds From Operations at our Colombian business was $86 million versus $52 million in the prior year as our cost-reduction initiatives and a 23% increase in revenue per MWh due to inflation indexation of our contracts and re-contracting efforts were partially offset by generation that was 3% below long-term average as we stored water in anticipation of higher pricing in the upcoming dry season.

Net income attributable to Unitholders increased by $68 million over the prior year due to above noted increase in Funds From Operations and a deferred tax recovery resulting from the tax legislation that was passed at the end of 2018.

WIND OPERATIONS ON PROPORTIONATE BASIS

The following table presents our proportionate results for wind operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2018	2017
Generation (GWh) – LTA	4,731	2,777
Generation (GWh) – actual	4,176	2,533
Revenue	$346	$233
Other income	13	-
Direct operating costs	(104)	(66)
Adjusted EBITDA	255	167
Interest expense	(93)	(61)
Current income taxes	(2)	(1)
Funds From Operations	$160	$105
Depreciation	(180)	(122)
Deferred taxes and other	12	22
Net income	$(8)	$5

The following table presents our proportionate results by geography for wind operations for the year ended December 31:

			Average
	Actual		revenue		Adjusted		Funds From		Net
	Generation (GWh)		per MWh		EBITDA		Operations		Income
(MILLIONS, EXCEPT AS NOTED)	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
North America
United States	1,613	658	$76	$91	$76	$37	$36	$17	$(1)	$11
Canada	1,100	1,107	88	91	81	82	57	57	(17)	(2)
	2,713	1,765	81	91	157	119	93	74	(18)	9
Europe	677	490	110	94	57	26	38	15	5	(15)
Brazil	626	278	69	94	33	22	24	16	1	11
Asia	160	-	66	-	8	-	5	-	4	-
Total	4,176	2,533	$84	$92	$255	$167	$160	$105	$(8)	$5

North America

Funds From Operations at our North American business were $93 million versus $74 million in the prior year due primarily to contribution from our investment in TerraForm Power. On a same store basis, our portfolio performed in line with the prior year.

Net income attributable to Unitholders decreased by $27 million over the prior year as the above noted increase in Funds From Operations was more than offset by increased depreciation expense due to growth in the portfolio.

Europe

Funds From Operations at our European business were $38 million versus $15 million in the prior year due primarily to the contributions from TerraForm Power’s acquisition of Saeta during the year and an $8 million gain on the sale of a development project in the United Kingdom. On a same store basis, improved average revenue per MWh due to stronger market prices was offset by a decrease in generation due to lower wind resource availability.

Net income attributable to Unitholders increased by $20 million over the prior year due primarily to the above noted increase in Funds From Operations.

Brazil

Funds From Operations at our Brazilian business were $24 million versus $16 million in the prior year due primarily to contribution from our investment in TerraForm Global – $12 million of Funds From Operations and 375 GWh of generation. On a same store basis, higher average revenue per MWh due to re-contracting initiatives was offset by lower generation as the prior year benefited from above average wind conditions (13% above long-term average) and the weakening of the Brazilian reais versus the U.S. dollar.

Net income attributable to Unitholders decreased by $10 million over the prior year as the above noted increase in Funds From Operations was more than offset by increased depreciation expense due to growth in the portfolio and foreign exchange.

Asia

Funds From Operations and Net income attributable to Unitholders at our Asian wind business were $5 million and $4 million, respectively. The business is operating in line with expectations following our investment in TerraForm Global.

SOLAR OPERATIONS ON PROPORTIONATE BASIS

The following table presents our proportionate results for solar operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2018	2017
Generation (GWh) – LTA	724	53
Generation (GWh) – actual	753	56
Revenue	$146	$8
Other income	5	-
Direct operating costs	(34)	(2)
Adjusted EBITDA	117	6
Interest expense	(45)	(3)
Current income taxes	-	(1)
Funds From Operations	$72	$2
Depreciation	(40)	(4)
Deferred taxes and other	1	(3)
Net (loss) income	$33	$(5)

Funds From Operations and Net income attributable to Unitholders at our solar business were $72 million and $33 million, respectively, versus $2 million and a $5 million loss, respectively, in the prior year. The business is operating in line with expectations following our investments in TerraForm Power and TerraForm Global. Generation was roughly in line with long-term average.

STORAGE AND OTHER OPERATIONS ON PROPORTIONATE BASIS

The following table presents our proportionate results for storage and other operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2018	2017
Generation (GWh) – actual	519	328
Revenue	$85	$59
Other income	-	6
Direct operating costs	(36)	(32)
Adjusted EBITDA	49	33
Interest expense	(17)	(14)
Funds From Operations	$32	$19
Depreciation	(23)	(25)
Deferred taxes and other	(11)	-
Net (loss) income	$(2)	$(6)

Funds From Operations at our pumped storage and biomass businesses increased $13 million due to improved performance at our facility in New England supported by improved capacity pricing and generation and a full year contribution from our pumped storage facility in the United Kingdom.

Net loss attributable to Unitholders decreased $4 million as the above noted increase in Funds From Operations was partially offset by the disposal of our Ontario cogeneration facility during the year.

CORPORATE

The following table presents our results for corporate for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2018	2017
Revenue	$-	$-
Other income	7	19
Direct operating costs	(23)	(25)
Adjusted EBITDA	(16)	(6)
Management service costs	(80)	(82)
Interest expense	(99)	(89)
Distributions(1)	(64)	(54)
Funds From Operations	$(259)	$(231)
Deferred taxes and other	(1)	(5)
Net (loss)	$(260)	$(236)

(1)          Distributions on Preferred Units and Class A Preference Shares.

Management service costs totaling $80 million represents a decrease of $2 million over the prior year due to the lower market capitalization of our limited partners’ equity relative to the prior year.

Interest expense increased $10 million compared to the prior year as a result of increased borrowings to fund growth in our business.

Distributions increased $10 million compared to the prior year as a result of the C$250 million ($201 million) Preferred Units issuance completed in the first quarter of 2018.

PROPORTIONATE RESULTS FOR THE YEAR ENDED DECEMBER 31, 2017 AND 2016

The following chart reflects the generation and summary financial figures on a proportionate basis for the year ended December 31:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA		Funds From Operations		Net (Loss) Income
	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
Hydroelectric
North America	13,942	11,960	13,059	12,977	$945	$819	$665	$548	$486	$367	$170	$128

Brazil	3,426	3,078	3,874	3,761	243	187	178	130	148	97	(3)	(26)

Colombia	3,683	2,419	3,488	2,994	191	192	99	88	52	46	19	25
	21,051	17,457	20,421	19,732	1,379	1,198	942	766	686	510	186	127

Wind
North America	1,765	1,421	2,019	1,780	161	151	119	115	74	74	9	47

Europe	490	571	513	605	46	56	26	32	15	18	(15)	(8)

Brazil	278	266	245	245	26	17	22	13	16	6	11	1
	2,533	2,258	2,777	2,630	233	224	167	160	105	98	5	40

Solar	56	-	53	-	8	-	6	-	2	-	(5)	-

Storage & Other	328	507	-	-	59	58	33	31	19	19	(6)	1

Corporate	-	-	-	-	-	1	(6)	(15)	(231)	(208)	(236)	(233)

Total	23,968	20,222	23,251	22,362	$1,679	$1,481	$1,142	$942	$581	$419	$(56)	$(65)

HYDROELECTRIC OPERATIONS ON PROPORTIONATE BASIS

The following table presents our proportionate results for hydroelectric operations the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2017	2016
Generation (GWh) – LTA	20,421	19,732
Generation (GWh) – actual	21,051	17,457
Revenue	$1,379	$1,198
Other income	15	40
Direct operating costs	(452)	(472)
Adjusted EBITDA	942	766
Interest expense	(240)	(237)
Current income taxes	(16)	(19)
Funds From Operations	$686	$510
Depreciation	(388)	(400)
Deferred taxes and other	(112)	17
Net income	$186	$127

The following table presents our proportionate results by geography for hydroelectric operations for the year ended December 31:

			Average
	Actual		revenue		Adjusted		Funds From		Net
	Generation (GWh)		Per MWh		EBITDA		Operations		Income
(MILLIONS, EXCEPT AS NOTED)	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
North America
United States	8,030	6,745	$71	$74	$360	$284	$248	$165	$6	$32
Canada	5,912	5,215	64	61	305	264	238	202	164	96
	13,942	11,960	68	68	665	548	486	367	170	128
Brazil	3,426	3,078	71	61	178	130	148	97	(3)	(26)
Colombia	3,683	2,419	52	79	99	88	52	46	19	25
Total	21,051	17,457	$66	$69	$942	$766	$686	$510	$186	$127

North America

Funds From Operations in the prior year increased by $119 million over 2016 primarily due to a 2.0 TWh (17%) increase in generation due to strong hydrology, specifically in Canada and New York where strong inflows persisted throughout the year. Average revenue per MWh was in line with the 2016 as the benefit of stronger market pricing was offset by the final step down in pricing at our Louisiana facility.

Net income attributable to Unitholders increased by $42 million over 2016 as the increase in Funds From Operations was partially offset by an increase in deferred tax expense primarily attributable to the impact of the U.S. tax reform passed at the end of 2017.

Brazil

Funds From Operations in the prior year increased by $51 million over 2016 primarily due to increased revenues driven by an overall increase in generation. While hydrology in Brazil was lower than long-term average, our business benefitted from an 11% increase in generation which was driven by the contribution from a 25 MW development project commissioned in the first quarter as well as a 377 GWh outage that impacted one of our facilities in the prior year. Average revenue per MWh increased 16% due to strong market pricing.

Net income attributable to Unitholders increased by $23 million over 2016 due to the above noted increase in Funds From Operations was partially offset by increased depreciation on our growing asset base.

Colombia

Funds From Operations increased by $6 million over 2016 as the prior year benefited from a full year of ownership.

Same store Funds From Operations was in line with 2016 as the benefit of generation that was 6% ahead of long-term average was offset by lower market prices.

Net income attributable to Unitholders decreased by $6 million over 2016 as deferred income taxes were impacted by a tax rate reduction that occurred in 2016.

WIND OPERATIONS ON PROPORTIONATE BASIS

The following table presents our proportionate results for wind operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2017	2016
Generation (GWh) – LTA	2,777	2,630
Generation (GWh) – actual	2,533	2,258
Revenue	$233	$224
Direct operating costs	(66)	(64)
Adjusted EBITDA	167	160
Interest expense	(61)	(62)
Current income taxes	(1)	-
Funds From Operations	$105	$98
Depreciation	(122)	(122)
Deferred taxes and other	22	64
Net income (loss)	$5	$40

The following table presents our proportionate results by geography for wind operations for the year ended December 31:

			Average
	Actual		revenue		Adjusted		Funds From		Net
	Generation (GWh)		per MWh		EBITDA		Operations		Income
(MILLIONS, EXCEPT AS NOTED)	2017	2016	2017	2016	2017	2016	2017	2016	2017	2016
North America
United States	658	452	$91	$119	$37	$35	$17	$21	$11	$(7)
Canada	1,107	969	91	100	82	80	57	53	(2)	54
	1,765	1,421	91	106	119	115	74	74	9	47
Europe	490	571	94	98	26	32	15	18	(15)	(8)
Brazil	278	266	94	64	22	13	16	6	11	1
Total	2,533	2,258	$92	$99	$167	$160	$105	$98	$5	$40

North America

Funds From Operations were consistent with 2016 as a 24% increase in generation due to stronger wind resources in Canada and contributions from our investment in TerraForm Power was offset by a 14% decrease in average revenue per MWh. The average revenue per MWh decreased as 2016 included a $6 million settlement for lost revenue due to wake effect at one our facilities in the United States.

Net income attributable to Unitholders decreased by $41 million over 2016 due primarily to depreciation expense relating to the investment in TerraForm Power.

Europe

Adjusting for the 137 MW wind portfolio sold during the first quarter of the prior year, Funds From Operations increased by $4 million over 2016 to $15 million as a result of the acquisition and development of 50 MW of additional capacity during the year. Generation of existing assets was slightly below 2016 due to lower wind resources.

Generation and Funds From Operations were impacted by 106 GWh and $7 million, respectively, as a result of the aforementioned asset sale.

Net loss attributable to Unitholders decreased by $7 million over the prior year to $20 million as a result of unrealized hedging losses from our ongoing foreign currency hedging program.

Brazil

Funds From Operations at our Brazilian business was $16 million versus $6 million in 2016. This increase was driven by a 5% increase in generation due to above average wind resource and a 47% increase in the average revenue per MWh due to strong market pricing.

Net income attributable to Unitholders increased by $10 million over the prior year primarily due to the above noted increase in Funds From Operations.

SOLAR, STORAGE AND OTHER OPERATIONS ON PROPORTIONATE BASIS

The following table presents our proportionate results for solar, storage and other operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2017	2016
Generation (GWh) – LTA	53	-
Generation (GWh) – actual	384	507
Revenue	$67	$58
Other income	6	(1)
Direct operating costs	(34)	(26)
Adjusted EBITDA	39	31
Interest expense	(17)	(12)
Current income taxes	(1)	-
Funds From Operations	$21	$19
Depreciation	(29)	(18)
Deferred taxes and other	(3)	-
Net income	$(11)	$1

Funds From Operations at our pumped storage business increased $14 million over 2016 due to the addition of our pumped storage business in the U.K. and improved performance at our facility in New England.

Our solar business operated in line with expectations after the acquisition of Terra Form Power was completed during the fourth quarter of 2017.

In 2016, our Ontario cogeneration asset benefitted from a settlement pertaining to the price escalator for power sold under power purchase agreements contributing $18 million to Funds From Operations.

Net loss attributable to Unitholders decreased by $10 million over 2016 as the increase in Funds From Operations was offset by additional depreciation on our growing portfolios and deferred tax expenses attributable to the U.S. tax reform.

CORPORATE

The following table presents our results for corporate for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2017	2016
Revenue	$-	$1
Other income	19	8
Direct operating costs	(25)	(24)
Adjusted EBITDA	(6)	(15)
Management service costs	(82)	(62)
Interest expense	(89)	(91)
Distributions(1)	(54)	(40)
Funds From Operations	$(231)	$(208)
Deferred taxes and other	(5)	(25)
Net (loss)	$(236)	$(233)

(1)          Distributions on Preferred Units and Class A Preference Shares.

Management fees increased primarily due to a higher LP Unit price compared to 2016.

Distributions increased $14 million compared to 2016 as a result of the C$250 million ($190 million) Preferred Units issuance completed in the first quarter of the prior year.

reconciliation of non-ifrs measures

The following table reflects Adjusted EBITDA and Funds From Operations and provides a reconciliation to net income (loss) for the year ended December 31, 2018:

												Contribution
	Attributable to Unitholders											from	Attributable
	Hydroelectric			Wind				Solar	Storage	Corporate	Total	equity	to non-	As per
	North			North					and			accounted	controlling	IFRS
($ MILLIONS)	America	Brazil	Colombia	America	Europe	Brazil	Asia		Other			investments	interests	financials(1)
Revenues	893	244	216	219	73	42	12	146	85	-	1,930	(286)	1,338	2,982
Other income	12	5	4	2	11	-	-	5	-	7	46	(7)	11	50
Direct operating costs	(286)	(76)	(94)	(64)	(27)	(9)	(4)	(34)	(36)	(23)	(653)	86	(469)	(1,036)
Share of Adjusted EBITDA from
equity accounted investments	-	-	-	-	-	-	-	-	-	-	-	207	20	227
Adjusted EBITDA	619	173	126	157	57	33	8	117	49	(16)	1,323	-	900
Management service costs	-	-	-	-	-	-	-	-	-	(80)	(80)	-	-	(80)
Interest expense - borrowings	(172)	(22)	(38)	(63)	(17)	(9)	(4)	(45)	(17)	(99)	(486)	82	(301)	(705)
Current income taxes	(4)	(9)	(2)	(1)	(2)	-	1	-	-	-	(17)	3	(16)	(30)
Distributions attributable to
Preferred limited partners equity	-	-	-	-	-	-	-	-	-	(38)	(38)	-	-	(38)
Preferred equity	-	-	-	-	-	-	-	-	-	(26)	(26)	-	-	(26)
Share of interest and cash taxes from
equity accounted investments	-	-	-	-	-	-	-	-	-	-	-	(85)	(12)	(97)
Share of Funds From Operations
attributable to non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	(571)	(571)
Funds From Operations	443	142	86	93	38	24	5	72	32	(259)	676	-	-
Depreciation	(231)	(136)	(18)	(122)	(43)	(13)	(2)	(40)	(23)	(2)	(630)	96	(285)	(819)
Foreign exchange and
unrealized financial instrument loss	(1)	(1)	7	2	9	(10)	3	(9)	(2)	-	(2)	(3)	(29)	(34)
Deferred income tax recovery	(1)	1	18	20	2	-	-	21	-	24	85	(50)	54	89
Other	(21)	(3)	(6)	(11)	(1)	-	(2)	(11)	(9)	(23)	(87)	19	(14)	(82)
Share of earnings from
equity accounted investments	-	-	-	-	-	-	-	-	-	-	-	(62)	-	(62)
Net income attributable to
non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	274	274
Net income (loss) attributable
to Unitholders(2)	189	3	87	(18)	5	1	4	33	(2)	(260)	42	-	-	42

(1)               Share of earnings from equity-accounted investments of $68 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $297 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.

(2)               Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

The following table reflects Adjusted EBITDA and Funds From Operations and provides a reconciliation to net income (loss) for the year ended December 31, 2017:

											Contribution
	Attributable to Unitholders										from	Attributable
	Hydroelectric			Wind			Solar	Storage	Corporate	Total	equity	to non-	As per
	North			North				and			accounted	controlling	IFRS
($ MILLIONS)	America	Brazil	Colombia	America	Europe	Brazil		Other			investments	interests	financials(1)
Revenues	945	243	191	161	46	26	8	59	-	1,679	(74)	1,020	2,625
Other income	1	12	2	-	-	-	-	6	19	40	(11)	18	47
Direct operating costs	(281)	(77)	(94)	(42)	(20)	(4)	(2)	(32)	(25)	(577)	28	(429)	(978)
Share of Adjusted EBITDA from
equity accounted investments	-	-	-	-	-	-		-	-	-	57	-	57
Adjusted EBITDA	665	178	99	119	26	22	6	33	(6)	1,142	-	609
Management service costs	-	-	-	-	-	-	-	-	(82)	(82)	-	-	(82)
Interest expense - borrowings	(180)	(18)	(42)	(45)	(10)	(6)	(3)	(14)	(89)	(407)	21	(246)	(632)
Current income taxes	1	(12)	(5)	-	(1)	-	(1)	-	-	(18)	1	(22)	(39)
Distributions attributable to
Preferred limited partners equity	-	-	-	-	-	-	-	-	(28)	(28)	-	-	(28)
Preferred equity	-	-	-	-	-	-	-	-	(26)	(26)	-	-	(26)
Share of interest and cash taxes from
equity accounted investments	-	-	-	-	-	-		-	-	-	(22)	-	(22)
Share of Funds From Operations
attributable to non-controlling interests	-	-	-	-	-	-		-	-	-	-	(341)	(341)
Funds From Operations	486	148	52	74	15	16	2	19	(231)	581	-	-
Depreciation	(220)	(142)	(26)	(90)	(25)	(7)	(4)	(25)	-	(539)	22	(265)	(782)
Foreign exchange and
unrealized financial instrument loss	(12)	(3)	(3)	1	(14)	-	(1)	-	(15)	(47)	2	(1)	(46)
Deferred income tax expense	(67)	2	(10)	28	5	-	1	-	16	(25)	(3)	(21)	(49)
Other	(17)	(8)	6	(4)	4	2	(3)	-	(6)	(26)	12	(1)	(15)
Share of earnings from
equity accounted investments	-	-	-	-	-	-	-	-	-	-	(33)	-	(33)
Net income attributable to
non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	288	288
Net income (loss) attributable to Unitholders(2)	170	(3)	19	9	(15)	11	(5)	(6)	(236)	(56)	-	-	(56)

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

The following table reflects Adjusted EBITDA and Funds From Operations and provides a reconciliation to net income (loss) for the year ended December 31, 2016:

										Contribution
	Attributable to Unitholders									from	Attributable
	Hydroelectric			Wind			Storage	Corporate	Total	equity	to non-	As per
	North			North			and			accounted	controlling	IFRS
($ MILLIONS)	America	Colombia	Brazil	America	Europe	Brazil	Other			investments	interests	financials(1)
Revenues	819	192	187	151	56	17	58	1	1,481	(37)	1,008	2,452
Other income	24	3	13	-	-	-	(1)	8	47	-	17	64
Direct operating costs	(295)	(107)	(70)	(36)	(24)	(4)	(26)	(24)	(586)	16	(468)	(1,038)
Share of Adjusted EBITDA from
equity accounted investments	-	-	-	-	-	-	-	-	-	21		21
Adjusted EBITDA	548	88	130	115	32	13	31	(15)	942	-	557
Management service costs	-	-	-	-	-	-	-	(62)	(62)	-	-	(62)
Interest expense - borrowings	(177)	(36)	(24)	(41)	(14)	(7)	(12)	(91)	(402)	12	(216)	(606)
Current income taxes	(4)	(6)	(9)	-	-	-	-	-	(19)	-	(25)	(44)
Distributions attributable to
Preferred limited partners equity	-	-	-	-	-	-	-	(15)	(15)	-	-	(15)
Preferred equity	-	-	-	-	-	-	-	(25)	(25)	-	-	(25)
Share of interest and cash taxes from
equity accounted investments	-	-	-	-	-	-	-	-	-	(12)	-	(12)
Share of Funds From Operations
attributable to non-controlling interests	-	-	-	-	-	-	-	-	-	-	(316)	(316)
Funds From Operations	367	46	97	74	18	6	19	(208)	419	-	-
Depreciation	(244)	(31)	(125)	(80)	(38)	(4)	(18)	-	(540)	11	(252)	(781)
Unrealized financial instrument loss	1	1	-	-	-	-	2	-	4	-	-	4
Deferred income tax expense (recovery)	31	6	7	49	6	-	-	(21)	78	-	19	97
Other	(27)	3	(5)	4	6	(1)	(2)	(4)	(26)	(2)	(18)	(46)
Share of earnings from
equity accounted investments	-	-	-	-	-	-	-	-	-	(9)	-	(9)
Net income attributable to
non-controlling interests	-	-	-	-	-	-	-	-	-		251	251
Net income (loss) attributable to Unitholders(2)	128	25	(26)	47	(8)	1	1	(233)	(65)	-	-	(65)

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

CONTRACT PROFILE

We operate the business on a largely contracted basis to provide a high degree of predictability in Funds From Operations. We maintain a long-term view that electricity prices and the demand for electricity from renewable sources will rise due to a growing level of acceptance around climate change, the legislated requirements in some areas to diversify away from fossil fuel based generation and because renewables are becoming increasingly cost competitive.

In Brazil and Colombia, we also expect power prices will continue to be supported by the need to build new supply over the medium- to long-term to serve growing demand. In these markets, contracting for power is the only current mechanism to buy and sell power, and therefore we would expect to capture rising prices as we re-contract our power over the medium-term.

The following table sets out our contracts over the next five years for generation output in North America, Europe and certain other countries, assuming long-term average on a proportionate basis. The table excludes Brazil and Colombia, where we would expect the energy associated with maturing contracts to be re-contracted in the normal course given the construct of the respective power markets. In these countries we currently have a contracted profile of approximately 90% and 70%, respectively, of the long-term average and we would expect to maintain this going forward. Overall, our portfolio has a weighted-average remaining contract duration of 14 years (on a proportionate basis).

(GWh, except as noted)	2019	2020	2021	2022	2023
Hydroelectric
North America
United States(1)	6,683	7,191	5,159	4,446	4,446
Canada(1)	4,048	3,876	2,637	2,591	2,512
	10,731	11,067	7,796	7,037	6,958
Wind
North America
United States	2,011	1,943	1,867	1,862	1,862
Canada	1,269	1,269	1,269	1,269	1,269
	3,280	3,212	3,136	3,131	3,131
Europe	967	913	906	900	892
Asia(2)	266	266	266	266	266
	4,513	4,391	4,308	4,297	4,289
Solar(2)	977	977	977	977	977
Contracted on a proportionate basis	16,221	16,435	13,081	12,311	12,224
Uncontracted on a proportionate basis	2,407	2,193	5,547	6,317	6,404
	18,628	18,628	18,628	18,628	18,628

Contracted generation as a % of
total generation on a proportionate basis	87%	88%	70%	66%	66%
Price per MWh - total generation on a
proportionate basis	$80	$80	$90	$93	$93

(1)               Includes generation of 1,995 GWh for 2019 and 2,405 GWh for 2020 secured under financial contracts.

(2)               Includes the proportionate contracted generation of eleven solar facilities (74 GWh) and one wind facility (16 GWh) that are classified as Assets held for sale.

Weighted-average remaining contract durations on a proportionate basis are 17 years in North America, 8 years in Brazil, 2 years in Colombia, 12 years in Europe and 17 years across our remaining jurisdictions.

In North America, over the next five years, a number of contracts will expire at our hydroelectric facilities. Based on current market prices for energy and ancillary products, we do not foresee a negative impact to cash flows from contracts expiring over the next five years.

In our Brazilian and Colombian portfolios, we continue to focus on securing long-term contracts while maintaining a certain percentage of uncontracted generation so as to mitigate hydrology risk.

The majority of Brookfield Renewable’s long-term PPAs within our North American and European businesses are with investment-grade rated or creditworthy counterparties. The economic exposure of our contracted generation on a proportionate basis is distributed as follows: power authorities (36%), distribution companies (23%), industrial users (23%) and Brookfield (18%). The decrease of our economic exposure to Brookfield from 42% as at December 31, 2017 is the result of amendments to certain related party agreements and the transfer of certain power purchase and revenue support agreements in connection with the energy marketing internalization which was assumed to take place on January 1, 2019 (see Note 27 – Related party transactions in the audited annual consolidated financial statements).

PART 5 - liquidity and capital Resources

Capitalization

A key element of our financing strategy is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment-grade basis with no maintenance covenants. Almost 95% of our debt is either investment grade rated or sized to investment grade and approximately 80% of debt is project level.

The following table summarizes our capitalization as at December 31:

	Corporate		Consolidated
(MILLIONS, EXCEPT AS NOTED)	2018	2017	2018	2017
Corporate borrowings(1)	$2,334	$2,552	$2,334	$2,552
Non-recourse borrowings	-	-	8,384	8,774
	2,334	2,552	10,718	11,326
Deferred income tax liabilities, net(2)	-	-	4,049	3,411
Equity
Non-controlling interest	-	-	8,129	6,298
Preferred equity	568	616	568	616
Preferred limited partners' equity	707	511	707	511
Unitholders equity	7,802	6,857	7,802	6,857
Total capitalization	$11,411	$10,536	$31,973	$29,019
Debt to total capitalization	20%	24%	34%	39%

(1)        Corporate borrowings are unsecured and guaranteed by Brookfield Renewable. Corporate credit facility amounts are guaranteed by Brookfield Renewable and include $6 million (2017: $202 million) borrowed under Private Funds credit facilities.

(2)        Deferred income tax liabilities less deferred income tax assets.

Available liquidity

The following table summarizes the available liquidity as at December 31:

(MILLIONS)	2018	2017
Brookfield Renewable's share of cash and cash equivalents(1)	$169	$195
Investments in equity securities	117	159
Corporate credit facilities
Authorized credit facilities(2)	2,100	2,090
Draws on credit facilities(2)	(721)	(685)
Issued letters of credit	(8)	(193)
Available portion of corporate credit facilities	1,371	1,212
Available portion of subsidiary credit facilities
on a proportionate basis	218	131
Available liquidity	$1,875	$1,697

(1)          In 2017, amounts were net of cash and cash equivalents on TerraForm Global's balance sheet which, under the indenture, were not available for distribution.

(2)          Amounts are guaranteed by Brookfield Renewable. Excludes $6 million (2017: $202 million) borrowed under Private Funds credit facilities.

We operate with sufficient liquidity to enable us to fund growth initiatives, capital expenditures, distributions and withstand sudden adverse changes in economic circumstances or short-term fluctuations in generation. We maintain a strong, investment grade balance sheet characterized by a conservative capital structure, access to multiple funding levers including a focus on capital recycling on an opportunistic basis, and diverse sources of capital. Principal sources of liquidity are cash flows from operations, our credit facilities, up-financings on non-recourse borrowings and proceeds from the issuance of various securities through public markets.

BORROWINGS

During the year ended December 31, 2018, we successfully executed $3.7 billion of non-recourse financings, which reduced the weighted-average cost of our project debt to 5.4% while maintaining the weighted-average duration of our project debt at ten years.

The composition of debt obligations, overall maturity profile, and average interest rates associated with our borrowings and credit facilities on a proportionate basis as at December 31 is presented in the following table:

	2018			2017
	Weighted-average			Weighted-average
	Interest	Term		Interest	Term
(MILLIONS, EXCEPT AS NOTED)	rate (%)	(years)	Total	rate (%)	(years)	Total
Corporate borrowings
Medium term notes	4.4	6.5	$1,613	4.5	6.4	$1,670
Credit facilities(1)	3.3	4.4	727	2.6	4.5	887
Proportionate non-recourse borrowings
Hydroelectric	5.8	9.4	3,640	6.1	10.5	3,741
Wind(2)	4.7	9.6	1,786	5.1	11.3	1,286
Solar(2)	5.2	10.9	1,022	6.0	10.5	456
Storage and other	5.4	6.0	249	5.3	7.1	277
	5.4	9.5	6,697	5.8	10.5	5,760
			$9,037			$8,317
Proportionate unamortized financing
fees, net of unamortized premiums			(48)			(47)
			8,989			8,270
Subsequent financings			-			(33)
Equity-accounted borrowings			(1,972)			(834)
Non-controlling interests			3,701			4,363
As per IFRS Statements			$10,718			$11,766

(1)              Draws on our corporate credit facilities are presented based on available capacity of our longest dated facilities irrespective of the credit facility drawn.

(2)              2018 amounts exclude $60 million of proportionate debt associated with our portfolios in South Africa and Malaysia that are classified as held for sale as at December 31, 2018. Proportionate debt outstanding associated with these portfolios as at December 31, 2017 was $52 million.

The following table summarizes our undiscounted principal repayments and scheduled amortization on a proportionate basis as at December 31, 2018:

($, MILLIONS)	2019	2020	2021	2022	2023	Thereafter	Total
Debt principal repayments
Corporate borrowings(1)	-	330	-	293	727	990	2,340
Non-recourse borrowings
Credit facilities	-	-	7	-	113	-	120
Hydro	43	348	7	177	560	1,676	2,811
Wind	-	-	-	96	47	286	429
Solar	-	-	-	53	52	233	338
Storage and other	-	-	58	-	-	170	228
	43	348	72	326	772	2,365	3,926
Amortizing debt principal repayments
Non-recourse borrowings
Hydro	73	47	60	65	59	525	829
Wind	111	106	106	106	160	708	1,297
Solar	46	38	40	41	99	360	624
Storage and other	3	3	3	3	4	5	21
	233	194	209	215	322	1,598	2,771
Total	276	872	281	834	1,821	4,953	9,037
Interest payable(2)
Corporate borrowings(1)	94	95	78	71	64	208	610
Non-recourse borrowings
Hydro	387	361	337	317	261	1,238	2,901
Wind	199	189	177	234	133	451	1,383
Solar	171	166	158	149	119	574	1,337
Storage and other	68	68	67	14	18	38	273
	825	784	739	714	531	2,301	5,894
Total	919	879	817	785	595	2,509	6,504

(1)              Draws on our corporate credit facilities are presented based on available capacity of our longest dated facilities irrespective of the credit facility drawn.

(2)              Represents aggregate interest payable expected to be paid over the entire term of the obligations, if held to maturity. Variable rate interest payments have been calculated based on estimated interest rates.

We remain focused on refinancing near-term facilities on acceptable terms and maintaining a manageable maturity ladder. We do not anticipate material issues in addressing our borrowings through 2023 on acceptable terms and will do so opportunistically based on the prevailing interest rate environment.

As part of the TerraForm Global transaction, Brookfield Renewable acquired assets with non-recourse financings that were in default prior to the acquisition. As at December 31, 2018, the loans had outstanding principal amounts totaling $183 million, and mature between 2026 and 2031. These loans have remained not in compliance with certain covenants due to conditions that existed prior to the acquisition of TerraForm Global, including issues with contractors under engineering, procurement and construction contracts. The loan balances relating to the project debts in South Africa have been classified as Liabilities directly associated with assets held for sale. See Note 4 – Assets held for sale in our audited annual consolidated financial statements. The remaining balances have been classified as current as at December 31, 2018 on our IFRS financial statements. Brookfield Renewable is currently working with all the lenders to cure such defaults and release the restrictions placed on the projects. As we expect a successful outcome, we have presented these loans according to their original maturity date in the above maturity table. These loans have a total outstanding balance as at December 31, 2018 of $13 million. Except for the aforementioned defaults, Brookfield Renewable complied with all material financial covenants as of December 31, 2018.

CONSOLIDATED STATEMENTS OF CASH FLOWS

The following table summarizes the key items in the audited annual consolidated statements of cash flows, for the year ended December 31:

(MILLIONS)	2018	2017	2016
Cash flow provided by (used in):
Operating activities	$1,103	$928	$632
Financing activities	(1,080)	(27)	2,709
Investing activities	(624)	(328)	(3,191)
Foreign exchange (loss) gain on cash	(17)	3	10
(Decrease) increase in cash and cash equivalents	$(618)	$576	$160

Operating Activities

Cash flows provided by operating activities totaled $1,103 million for the year ended December 31, 2018, a $175 million increase from 2017. The increase in cash flows provided by operating activities over the same period in the prior year was driven primarily by the contribution from growth in our portfolio, offset partially by the cash flow impact of lower generation relative to the prior year from our hydroelectric business segment.

Cash flows provided by operating activities for the year ended December 31, 2017 totaled $928 million, an increase of $296 million over the year ended December 31, 2016. The increase was primarily attributable to improved performance of our business following a return to normal hydrology conditions and the advancement of our organic growth initiatives and contributions from new acquisitions.

The net change in working capital balances shown in the audited annual consolidated statements of cash flows is comprised of the following:

(MILLIONS)	2018	2017	2016
Trade receivables and other current assets	$(122)	$(40)	$30
Accounts payable and accrued liabilities	32	32	(160)
Other assets and liabilities	22	(17)	(7)
	$(68)	$(25)	$(137)

Financing Activities

Cash flows used in financing activities totaled $1,080 million for the year ended December 31, 2018. We issued $3.3 billion and repaid $3.5 billion of long-term debt, for a net repayment of $266 million during the year which was primarily related to scheduled amortizing debt repayments. We completed the sale of a 25% non-controlling interest in a portfolio of select Canadian hydroelectric assets in the fourth quarter of 2018 for proceeds of $300 million. To optimize our capital structure and enhance our liquidity position, we issued Preferred Units during the first quarter of 2018 for net proceeds of $196 million. Distributions of $553 million were paid to non-controlling interests of our operating subsidiaries, of which $107 million is attributable to the growth in our portfolio following the acquisition of TerraForm Global in the prior year that was made along with our institutional investors.

For the year ended December 31, 2018, distributions paid to LP Unitholders and Redeemable/Exchangeable Partnership Unitholders were $643 million. We increased our distributions to $1.96 per LP Unit, an increase of $0.09 per LP Unit which took effect in the first quarter of 2018. The distributions paid to preferred equity and preferred limited partners’ equity totaled $63 million.

Cash flows used in financing activities totaled $27 million for the year ended December 31, 2017. We issued $1.9 billion and repaid $1.6 billion of long-term debt, for a net borrowing of $267 million during the year which was primarily related to funding the growth in our portfolio and our project-level financing initiatives. The capital provided by participating non-controlling interests – in operating subsidiaries relates to the growth in our portfolio with our institutional partners and amounted to $294 million. To fund growth in our portfolio, capital markets activities resulted in the issuance of LP Units and Preferred Units providing net proceeds of $598 million. Distributions of $539 million paid to Participating non-controlling interests – in operating subsidiaries was primarily due to higher dividends paid out of our Colombian business and the sale of our Irish wind portfolio.

For the year ended December 31, 2017, distributions paid to LP Unitholders and Redeemable/Exchangeable Partnership Unitholders were $591 million. We increased our distributions to $1.87 per LP Unit, an increase of $0.09 per LP Unit which took effect in the first quarter of 2017. The distributions paid to preferred equity and preferred limited partners’ equity totaled $51 million.

Cash flows provided by financing activities totaled $2,709 million for the year ended December 31, 2016. Long-term debt – borrowings totaling $3,477 million were related to the growth in our portfolio, our subsidiary financing initiatives and the issuance of corporate medium-term notes. Long-term debt – repayments totaling $1,975 million were related to the repayment of our Series 6, medium-term notes upon maturity and our subsidiary financing initiatives. The capital provided by participating non-controlling interests – in operating subsidiaries relates to the growth in our portfolio with our institutional partners and amounted to $2,621 million. An amount of $1,540 million was paid for the shares owned by public shareholders of Isagen, in regards to the mandatory tender offers (“MTOs”), which included $6 million in related acquisition costs. The issuance of LP Units and Preferred Units provided net proceeds of $657 million and $147 million, respectively.

For the year ended December 31, 2016, distributions paid to unitholders of Brookfield Renewable or BRELP were $522 million. We increased our distributions to $1.78 per LP Unit, an increase of $0.12 per LP Unit which took effect in the first quarter of 2016. The distributions paid to preferred equity, preferred limited partners’ equity and participating non-controlling interests - in operating subsidiaries totaled $156 million.

Investing Activities

Cash flows used in investing activities totaled $624 million for the year ended December 31, 2018. During the second quarter of 2018, our equity-accounted interest in TerraForm Power increased from 16% to 30% from an incremental $420 million investment. Our continued investment in our property, plant and equipment was $235 million. The cash used to acquire a 49 MW solar and wind portfolio in South Africa in the first quarter and a 23 MW wind portfolio in Ireland in the fourth quarter of 2018 totaled $56 million, net of cash acquired.

Cash flows used in investing activities totaled $328 million for the year ended December 31, 2017. Our acquisitions of TerraForm Global and an Irish wind facility along with investments in TerraForm Power and a European storage portfolio, totaled $62 million, net of cash acquired. Our continued investment in our property, plant and equipment was $355 million. Proceeds from the sale of the Irish wind facility were $150 million.

Cash flows used in investing activities for the year ended December 31, 2016 totaled $3,191 million. Our investment in Isagen, a hydroelectric portfolio in Brazil, a hydroelectric portfolio in Pennsylvania and a wind development project in Ireland totaled $2,769 million, net of cash acquired. Our continued investment in our property, plant and equipment was $369 million. Our investment in available-for-sale securities amounted to $60 million.

SHARES AND UNITS OUTSTANDING

Shares and units outstanding as at December 31 are as follows:

	2018	2017
Class A Preference Shares(1)	31,035,967	31,035,967

Preferred Units(2)
Balance, beginning of year	27,885,496	17,885,496
Issuance	10,000,000	10,000,000
Balance, end of year	37,885,496	27,885,496

GP interest	2,651,506	2,651,506

Redeemable/Exchangeable partnership units	129,658,623	129,658,623

LP Units
Balance, beginning of year	180,388,361	166,839,324
Issuance	-	13,247,000
Distribution reinvestment plan	289,641	302,037
Repurchase for cancellation	(1,856,798)	-
Balance, end of year	178,821,204	180,388,361

Total LP Units on a fully-exchanged basis(3)	308,479,827	310,046,984

(1)          Class A Preference Shares are broken down by series as follows: 5,449,675 Series 1 Class A Preference Shares are outstanding; 4,510,389 Series 2 Class A Preference Shares are outstanding; 9,961,399 Series 3 Class A Preference Shares are outstanding; 4,114,504 Series 5 Class A Preference Shares are outstanding; and 7,000,000 Series 6 Class A Preference Shares are outstanding.

(2)          Preferred Units are broken down by series and certain series are convertible on a one for one basis at the option of the holder as follows: 2,885,496 Series 5 Preferred Units are outstanding; 7,000,000 Series 7 Preferred Units are outstanding (convertible for Series 8 Preferred Units beginning on January 31, 2021); 8,000,000 Series 9 Preferred Units are outstanding (convertible for Series 10 Preferred Units beginning on July 31, 2021); 10,000,000 Series 11 Preferred Units are outstanding (convertible for Series 12 Preferred Units beginning on April 30, 2022); and 10,000,000 Series 13 Preferred Units are outstanding (convertible for Series 14 Preferred Units beginning on April 30, 2023).

(3)          The fully-exchanged amounts assume the exchange of all Redeemable/ Exchangeable partnership units for LP Units.

DIVIDENDS AND DISTRIBUTIONS

The following table summarizes the dividends and distributions declared and paid, for the year ended December 31:

	Declared			Paid
(MILLIONS)	2018	2017	2016	2018	2017	2016
Class A Preference Shares	$26	$26	$25	$26	$25	$25
Preferred Units	$38	$28	$15	$37	$26	$12
Participating non-controlling
interests - in operating subsidiaries	$553	$539	$119	$553	$539	$119

GP Interest and incentive distributions	$45	$35	$24	$44	$34	$23
Redeemable/Exchangeable Partnership Units	$255	$243	$232	$254	$242	$230
LP Units	$355	$328	$281	$345	$315	$269

LP Unitholder distributions per unit on an annualized basis were increased as follows:

Date of	Amount of	Annual	Distribution
Increase	Increase	Distribution	Effective Date
February 2015	$0.11	$1.66	March 2015
February 2016	$0.12	$1.78	March 2016
February 2017	$0.09	$1.87	March 2017
February 2018	$0.09	$1.96	March 2018
February 2019	$0.10	$2.06	March 2019

Contractual obligations

Please see Note 26 – Commitments, contingencies and guarantees in the audited annual consolidated financial statements, for further details on the following:

•         Commitments  –  Water, land, and dams usage agreements, and agreements and conditions on committed acquisitions of operating portfolios and development projects;

•         Contingencies  –  Legal proceedings, arbitrations and actions arising in the normal course of business, and providing for letters of credit;

•         Guarantees – Nature of all the indemnification undertakings.

Off-STATEMENT OF FINANCIAL POSITION Arrangements

Other than the available portion of credit facilities disclosed above, Brookfield Renewable has no off-statement of financial position financing arrangements.

PART 6 - SELECTED QUARTERLY INFORMATION

SUMMARY OF HISTORICAL QUARTERLY RESULTS

The following is a summary of unaudited quarterly financial information for the last twelve consecutive quarters on a consolidated basis:

	2018				2017				2016
(MILLIONS, EXCEPT AS NOTED)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total Generation (GWh) - LTA	13,485	12,113	13,521	12,852	12,198	9,098	10,674	10,364	10,319	9,092	10,728	8,843
Total Generation (GWh) - actual	14,445	11,609	13,122	12,880	11,913	9,370	11,618	10,484	8,728	7,522	8,792	9,029
Proportionate Generation (GWh) - LTA	6,602	5,956	6,935	6,351	6,030	5,053	6,277	5,889	5,739	5,068	6,214	5,341
Proportionate Generation (GWh) - actual	7,052	5,552	6,455	6,694	5,890	5,198	6,719	6,161	4,734	4,395	5,197	5,896
Revenues	$780	$674	$735	$793	$657	$608	$683	$677	$571	$580	$627	$674
Net income (loss) attributable
to Unitholders	91	(55)	(2)	8	(67)	(43)	38	16	(47)	(33)	(28)	43
Basic earnings (loss) per LP Unit	0.29	(0.18)	(0.01)	0.03	(0.22)	(0.14)	0.13	0.05	(0.16)	(0.12)	(0.11)	0.16
Consolidated Adjusted EBITDA	604	494	543	582	454	381	460	456	326	335	380	458
Proportionate Adjusted EBITDA	371	277	324	351	296	232	312	302	189	213	237	303
Funds From Operations	206	105	172	193	143	91	181	166	54	73	105	187
Funds From Operations per Unit	0.66	0.33	0.55	0.62	0.46	0.29	0.61	0.55	0.18	0.24	0.37	0.68
Distribution per LP Unit	0.490	0.490	0.490	0.490	0.468	0.468	0.468	0.468	0.445	0.445	0.445	0.445

PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED December 31

The following chart reflects the generation and summary financial figures on a proportionate  basis for the three months ended December 31:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA		Funds From Operations		Net Income (Loss)
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Hydroelectric
North America	3,604	3,076	3,065	3,143	$238	$219	$164	$145	$121	$100	$59	$(28)

Brazil	902	867	996	978	59	65	40	43	33	33	(2)	(6)

Colombia	982	978	935	935	56	51	35	26	24	14	46	7
	5,488	4,921	4,996	5,056	353	335	239	214	178	147	103	(27)

Wind
North America	808	648	924	693	61	52	48	36	29	22	21	22

Europe	264	128	268	146	27	11	30	7	25	6	17	(9)

Brazil	153	74	200	82	9	7	7	7	4	5	2	3

Asia	43	-	36	-	3	-	2	-	2	-	7	-
	1,268	850	1,428	921	100	70	87	50	60	33	47	16

Solar	184	56	178	53	40	8	30	6	15	2	14	(5)

Storage & Other	112	63	-	-	23	17	16	16	9	12	4	(1)

Corporate	-	-	-	-	-	-	(1)	10	(56)	(51)	(77)	(50)

Total	7,052	5,890	6,602	6,030	$516	$430	$371	$296	$206	$143	$91	$(67)

For the three months ended December 31, 2018, Funds From Operations were $206 million versus $143 million in the prior year due to contributions from growth in our portfolio and improved generation across our portfolio (20% over the same period of the prior year and 7% above long-term average) due to strong hydrology during the fourth quarter. On a same-store basis average realized revenue per MWh decreased slightly as the benefit of inflation indexation of our contracts and re-contracting efforts was more than offset by the impact of generation mix (generation was highest on lower price contracts) and a stronger U.S. dollar.

RECONCILIATION OF NON-IFRS MEASURES

The following table reflects Adjusted EBITDA and Funds From Operations and provides reconciliation to net income (loss) for the three months ended December 31, 2018:

												Contribution
	Attributable to Unitholders											from	Attributable
	Hydroelectric			Wind				Solar	Storage	Corporate	Total	equity	to non-	As per
	North			North					and			accounted	controlling	IFRS
($ MILLIONS)	America	Brazil	Colombia	America	Europe	Brazil	Asia		Other			investments	interests	financials(1)
Revenues	238	59	56	61	27	9	3	40	23	-	516	(89)	353	780
Other income	6	2	3	1	10	-	-	1	-	5	28	(2)	(2)	24
Direct operating costs	(80)	(21)	(24)	(14)	(7)	(2)	(1)	(11)	(7)	(6)	(173)	23	(126)	(276)
Share of Adjusted EBITDA from
equity accounted investments	-	-	-	-	-	-	-	-	-	-	-	68	8	76
Adjusted EBITDA	164	40	35	48	30	7	2	30	16	(1)	371	-	233
Management service costs	-	-	-	-	-	-	-	-	-	(16)	(16)	-	-	(16)
Interest expense - borrowings	(44)	(5)	(9)	(19)	(5)	(3)	(1)	(15)	(7)	(24)	(132)	28	(67)	(171)
Current income taxes	1	(2)	(2)	-	-	-	1	-	-	-	(2)	-	(8)	(10)
Distributions attributable to
Preferred limited partners equity	-	-	-	-	-	-	-	-	-	(9)	(9)	-	-	(9)
Preferred equity	-	-	-	-	-	-	-	-	-	(6)	(6)	-	-	(6)
Share of interest and cash taxes from
equity accounted investments	-	-	-	-	-	-	-	-	-	-	-	(28)	(3)	(31)
Share of Funds From Operations
attributable to non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	(155)	(155)
Funds From Operations	121	33	24	29	25	4	2	15	9	(56)	206	-	-
Depreciation	(61)	(33)	(4)	(33)	(13)	(3)	-	(16)	(6)	(1)	(170)	34	(72)	(208)
Foreign exchange and
unrealized financial instruments gain (loss)	3	(1)	6	(1)	3	1	5	(6)	-	(14)	(4)	3	2	1
Deferred income tax recovery (expense)	(2)	-	22	29	-	-	-	22	-	-	71	(52)	72	91
Other	(2)	(1)	(2)	(3)	2	-	-	(1)	1	(6)	(12)	4	(2)	(10)
Share of earnings from
equity accounted investments	-	-	-	-	-	-	-	-	-	-	-	11	-	11
Net income attributable to
non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Net income (loss) attributable to Unitholders(2)	59	(2)	46	21	17	2	7	14	4	(77)	91	-	-	91

(1)               Share of earnings from equity-accounted investments of $56 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $155 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.

(2)               Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

The following table reflects Adjusted EBITDA and Funds From Operations and provides reconciliation to net income (loss) for the three months ended December 31, 2017:

											Contribution
	Attributable to Unitholders										from	Attributable
	Hydroelectric			Wind			Solar	Storage	Corporate	Total	equity	to non-	As per
	North			North				and			accounted	controlling	IFRS
($ MILLIONS)	America	Brazil	Colombia	America	Europe	Brazil		Other			investments	interests	financials(1)
Revenues	219	65	51	52	11	7	8	17	-	430	(39)	266	657
Other income	-	2	-	-	-	-	-	6	18	26	(11)	7	22
Direct operating costs	(74)	(24)	(25)	(16)	(4)	-	(2)	(7)	(8)	(160)	13	(115)	(262)
Share of Adjusted EBITDA from
equity accounted investments	-	-	-	-	-	-		-	-	-	37	-	37
Adjusted EBITDA	145	43	26	36	7	7	6	16	10	296	-	158
Management service costs	-	-	-	-	-	-	-	-	(24)	(24)	-	-	(24)
Interest expense - borrowings	(45)	(6)	(10)	(14)	(1)	(2)	(3)	(4)	(23)	(108)	12	(59)	(155)
Current income taxes	-	(4)	(2)	-	-	-	(1)	-	-	(7)	1	(6)	(12)
Distributions attributable to
Preferred limited partners equity	-	-	-	-	-	-	-	-	(7)	(7)	-	-	(7)
Preferred equity	-	-	-	-	-	-	-	-	(7)	(7)	-	-	(7)
Share of interest and cash taxes from
equity accounted investments	-	-	-	-	-	-		-	-	-	(13)	-	(13)
Share of Funds From Operations
attributable to non-controlling interests	-	-	-	-	-	-		-	-	-	-	(93)	(93)
Funds From Operations	100	33	14	22	6	5	2	12	(51)	143	-	-
Depreciation	(57)	(36)	(2)	(28)	(8)	(2)	(4)	(6)	-	(143)	13	(52)	(182)
Foreign exchange and
unrealized financial instrument gain (loss)	(5)	-	(2)	-	-	-	(1)	-	2	(6)	1	3	(2)
Deferred income tax recovery (expense)	(62)	(1)	(1)	32	1	-	1	-	(2)	(32)	(3)	3	(32)
Other	(4)	(2)	(2)	(4)	(8)	-	(3)	(7)	1	(29)	14	(23)	(38)
Share of earnings from
equity accounted investments	-	-	-	-	-	-	-	-	-	-	(25)	-	(25)
Net loss attributable to
non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	69	69
Net income (loss) attributable to Unitholders(2)	(28)	(6)	7	22	(9)	3	(5)	(1)	(50)	(67)	-	-	(67)

(1)               Share of loss from equity-accounted investments of $1 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net loss attributable to participating non-controlling interests – in operating subsidiaries of $24 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.

(2)               Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

The following table reconciles net income (loss) attributable to Limited partners’ equity and earnings (loss) per LP Unit, the most directly comparable IFRS measures, to Funds From Operations, and Funds From Operations per Unit, both non-IFRS financial metrics for the three months ended December 31:

			Per unit
(MILLIONS, EXCEPT AS NOTED)	2018	2017	2018	2017
Net income (loss) attributable to:
Limited partners' equity	$52	$(38)	$0.29	$(0.22)
General partnership interest in a holding
subsidiary held by Brookfield	2	(1)	-	-
Participating non-controlling interests - in a holding
subsidiary - Redeemable/Exchangeable units
held by Brookfield	37	(28)	-	-
Net income (loss) attributable to Unitholders	$91	$(67)	$0.29	$(0.22)
Adjusted for proportionate share of:
Depreciation	170	143	0.54	0.46
Foreign exchange and
unrealized financial instruments loss	4	6	0.01	0.02
Deferred income tax (recovery) expense	(71)	32	(0.23)	0.10
Other	12	29	0.05	0.10
Funds From Operations	$206	$143	$0.66	$0.46
Weighted average Units outstanding(1)			312.2	312.6

(1)           Includes GP interest, Redeemable/Exchangeable partnership units, and LP Units.

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
•

As of December 31, 2018, we had approximately 87% of 2019 (2017: 92% of 2018) production, excluding Brazil and Colombia, on a proportionate basis under short-term and long-term power purchase agreements and financial contracts. See “Part 4 – Financial Performance Review on Proportionate Information”

Foreign currency

We are exposed to foreign currency risk – including Canadian dollar, Brazilian real, Euro, British pound sterling, Colombian peso, Indian rupee, South African rand, Malaysian ringgit, Thai baht and Chinese yuan – related to operations, anticipated transactions, and certain foreign currency debt.

		•	Enter into foreign currency contracts designed to minimize the exposure to foreign currency fluctuations
		•	35% of cash flow is generated in the United States while Canadian Dollar and Euro exposure, representing 35% of our portfolio, is proactively managed through foreign currency contracts
•

Limited foreign currency contracts to hedge our South American and Asian exposures – representing 30% of our portfolio – due to the high associated costs of hedging certain currencies. However, these specific exposures are mitigated by the annual inflation-linked escalations in our power purchase agreements

Financial Risk	Description of Risk	Management of Risk
Interest rate	We are exposed to risk on the interest rates of our debt, and on dividend and distribution rate resets on our Class A Preference Shares and Preferred Units, respectively.	•

Assets largely consist of long duration physical assets, and financial liabilities consist primarily of long-term fixed rate debt or floating-rate debt that has been swapped to fixed rates with interest rate financial instruments to minimize the exposure to interest rate fluctuations

		•	Enter into interest rate contracts to lock-in fixed rates on certain anticipated future debt issuances
•

Our proportionate floating rate exposure represents 14% of our total debt, after affecting for variable rate debt that has been hedged through the use of interest rate swaps (including those entered subsequent to year-end). Our floating rate exposure arises primarily from our South American operations, as we have limited opportunities to raise fixed rate debt or hedge due to the high associated costs

Credit

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

		•	Diverse counterparty base with long standing credit histories
		•	Exposure to counterparties with investment-grade credit ratings
		•	Use of standard trading contracts and other standard credit risk mitigation techniques
		•	As at December 31, 2018, 74% (2017: 99%) of Brookfield Renewable’s trade receivables were current

Financial Risk	Description of Risk	Management of Risk
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

•

As at December 31, 2018, available liquidity was $1.9 billion. Liquidity is comprised of our share of cash and cash equivalents, available-for-sale securities and undrawn corporate line of credit available. Details of the available portion of credit facilities and debt maturity ladder are included in “PART 5 - Liquidity and Capital Resources”

		•	Effective and regular monitoring of debt covenants and cooperation with lenders to cure any defaults
		•	Target investment grade debt or debt with investment grade characteristics with the ability to absorb volatility in cash flows
		•	Long-term duration of debt instruments and the diversification in maturity dates over an extended period of time

For the year ended December 31, 2018, Brookfield Renewable and its subsidiaries were in compliance with its debt covenants except certain covenants mentioned in Note 18 – Capital Management of the annual audited consolidated financial statements.

		•	Sufficient cash from operating activities, access to undrawn credit facilities, and possible capital markets financing to fund our operations and fulfill our obligations as they become due
		•	Ensure access to public capital markets and maintain a strong investment grade credit rating

PART 8 – CRITICAL ESTIMATES, ACCOUNTING POLICIES AND INTERNAL CONTROLS

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

Critical estimates

Brookfield Renewable makes estimates and assumptions that affect the carrying value of assets and liabilities, disclosure of contingent assets and liabilities and the reported amount of income and other comprehensive income (“OCI”) for the year. Actual results could differ from these estimates. The estimates and assumptions that are critical to the determination of the amounts reported in the consolidated financial statements relate to the following:

(i)         Property, plant and equipment

The fair value of Brookfield Renewable’s property, plant and equipment is calculated using estimates and assumptions about future electricity prices from renewable sources, anticipated long-term average generation, estimated operating and capital expenditures, future inflation rates and discount rates, as described in Note 12 – Property, plant and equipment, at fair value in our audited annual consolidated financial statements. Judgment is involved in determining the appropriate estimates and assumptions in the valuation of Brookfield Renewable’s property, plant and equipment. See Note 1(r)(iii) – Critical judgments in applying accounting policies – Property, plant and equipment in our audited annual consolidated financial statements for further details.

Estimates of useful lives and residual values are used in determining depreciation. To ensure the accuracy of useful lives and residual values, these estimates are reviewed on an annual basis.

(ii)         Financial instruments

Brookfield Renewable makes estimates and assumptions that affect the carrying value of its financial instruments, including estimates and assumptions about future electricity prices, long-term average generation, capacity prices, discount rates and the timing of energy delivery. Non-financial instruments are valued using estimates of future electricity prices which are estimated by considering broker quotes for the years in which there is a liquid market and for the subsequent years Brookfield

Renewable’s best estimate of electricity prices that would allow new entrants into the market. The fair value of interest rate swaps is the estimated amount that another party would receive or pay to terminate the swap agreements at the reporting date, taking into account current market interest rates. This valuation technique approximates the net present value of future cash flows. See Note 5 – Risk Management and Financial Instruments in our audited annual consolidated financial statements for more details.

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

  (iii)        Property, plant and equipment

The accounting policy relating to Brookfield Renewable’s property, plant and equipment is described in Note 1(h) – Property plant and equipment and revaluation method in our audited annual consolidated financial statements. In applying this policy, judgment is used in determining whether certain costs are additions to the carrying amount of the property, plant and equipment as opposed to repairs and maintenance. If an asset has been developed, judgment is required to identify the point at which the asset is capable of being used as intended and to identify the directly attributable costs to be included in the carrying value of the development asset. The useful lives of property, plant and equipment are determined by independent engineers periodically with an annual review by management.

Annually, Brookfield Renewable determines the fair value of its property, plant and equipment using a methodology that it has judged to be reasonable. The methodology is generally a twenty year discounted cash flow model. Twenty years is the period considered reasonable as Brookfield Renewable has 20 year capital plans and it believes a reasonable third party would be indifferent between extending the cash flows further in the model versus using a discounted terminal value.

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

Brookfield Renewable’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth by the year 2025 in North America and Colombia, 2023 in Europe, and 2022 in Brazil. The year of new entry is viewed as the point when generators must build additional capacity to maintain system reliability and provide an adequate level of reserve generation with the retirement of older coal fired plants and rising environmental compliance costs in North America and Europe, and overall increasing demand in Colombia and Brazil. For the North American and European businesses, Brookfield Renewable has estimated a discount to these new-build wind prices to determine renewable electricity prices for hydroelectric and wind facilities. In Brazil and Colombia, the estimate of future electricity prices is based on a similar approach as applied in North America using a forecast of the all-in cost of development.

Discount rates are determined each year by considering the current interest rates, average market cost of capital as well as the price risk and the geographical location of the operational facilities as judged by management. Inflation rates are also determined by considering the current inflation rates and the expectations of future rates by economists. Operating costs are based on long-term budgets escalated for inflation. Each operational facility has a 20 year capital plan that it follows to ensure the maximum life of its assets are achieved. Foreign exchange rates are forecasted by using the spot rates and the available forward rates, extrapolated beyond the period available. The inputs described above to the discounted cash flow model require management to consider facts, trends and plans in making its judgments as to what derives a reasonable fair value of its property, plant and equipment.

(iv)        Financial instruments

The accounting policy relating to Brookfield Renewable’s financial instruments is described in Note 1(k) – Financial instruments in our audited annual consolidated financial statements. In applying the policy, judgments are made in applying the criteria set out in IFRS 9, Financial instruments (“IFRS 9”) and IAS 39, Financial instruments: recognition and measurement (“IAS 39”), to record financial instruments at fair value through profit and loss, and the assessments of the effectiveness of hedging relationships.

(v)        Deferred income taxes

The accounting policy relating to Brookfield Renewable’s income taxes is described in Note 1(m) – Income taxes in our audited annual consolidated financial statements. In applying this policy, judgments are made in determining the probability of whether deductions, tax credits and tax losses can be utilized.

NEW ACCOUNTING STANDARDS

(i)      IFRS 15 – Revenue from contracts from customers

            On January 1, 2018 Brookfield Renewable adopted IFRS 15 using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. The new standard replaces the majority of existing IFRS requirements on revenue recognition including IAS 18, Revenue, IAS 11, Construction Contracts and related interpretations. The core principle of the standard is to recognize revenue to depict the transfer of goods and services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods and services. The standard has prescribed a five-step model to apply the principles which requires the identification of a contract with a customer, the identification of performance obligations with the contract, determination of the transaction price, the allocation of the transaction price to the performance obligations and the recognition of revenue when performance obligations have been satisfied. The standard also specifies how to account for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract as well as requiring more informative and relevant disclosures. IFRS 15 applies to nearly all contracts with customers, unless covered by another standard, such as leases, financial instruments and insurance contracts.

            The pattern and timing of revenue recognition under the new standard is consistent with prior practice. There were no adjustments recognized on the adoption of IFRS 15.

(ii)      IFRS 9 – Financial instruments

            Brookfield Renewable adopted IFRS 9 as issued by the IASB in 2014, which provides more reliable and relevant information for users to assess the amounts, timing and uncertainty of future cash flows. The new accounting policies were applied retrospectively from January 1, 2018 and, in accordance with the transitional provisions in IFRS 9, comparative figures were not restated. The adoption of IFRS 9 did not result in any material transition adjustments being recognized as at January 1, 2018.

            IFRS 9 replaces certain provisions of IAS 39 that relate to the recognition, classification and measurement of financial assets and financial liabilities; derecognition of financial instruments; impairment of financial assets; and hedge accounting. IFRS 9 also significantly amends other standards dealing with financial instruments such as IFRS 7, Financial Instruments: Disclosures.

Future changes in accounting policies

(i)      Leases

In January 2016, the IASB issued IFRS 16, Leases (“IFRS 16”). IFRS 16 brings most leases onto the statement of financial position for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting remains largely unchanged and the distinction between operating and finance leases is retained. Under IFRS 16 a lessee recognizes a right-of-use asset and a lease liability. The right-of-use asset is treated similarly to other non-financial assets and depreciated accordingly, and the liability accrues interest. The lease liability is initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease. Lessees are permitted to make an accounting policy election, by class of underlying asset, to apply a method like IAS 17’s operating lease accounting and not recognize lease assets and lease liabilities for leases with a lease term of 12 months or less, and on a lease-by-lease basis, to apply a method similar to current operating lease accounting to leases for which the underlying asset is of low value. IFRS 16 supersedes IAS 17, Leases and related interpretations. A lessee will apply IFRS 16 to its leases either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying IFRS 16 being recognized at the date of initial application. IFRS 16 is effective for annual periods beginning on or after January 1, 2019, with early adoption permitted. Management has chosen to adopt the standard retrospectively in accordance with IFRS 16 paragraph C5(b), recognizing the cumulative effect at the date of initial application as an adjustment to the statement of financial position. For leases that meet the short-term recognition exemption of being less than 12 months in length from the date of initial application, or leases that meet the low-value recognition exemption, Management has elected to apply the respective practical expedients and these leases will be accounted for using IAS 17 operating lease accounting, whereby the lease payments will be recognized as an expense on either a straight line basis over the lease term or another systematic basis. At the date of initial application, excluding the subsidiaries that are accounted for as held for sale, Brookfield Renewable anticipates recognizing a right-of-use asset of $149 million and a corresponding lease liability of $151 million.

Subsequent eventS

On February 25, 2019, Brookfield Renewable completed a C$70 ($53 million) non-recourse financing associated with a 20 MW hydroelectric facility in Ontario. The debt bears an interest rate of 4.13% and matures in 2045.

In February 2019, Brookfield Renewable entered into an agreement to sell an additional 25% non-controlling, indirect interest in a 413 MW portfolio of select Canadian hydroelectric assets to a consortium of buyers for the same price, subject to an adjustment for an approximate $45 million dividend recapitalization completed in the fourth quarter of 2018, as our initial 25% non-controlling, direct interest sale. The closing of the sale of the additional 25% interest remains subject to the satisfaction of customary conditions. Following closing, Brookfield Renewable will retain a 50% economic interest in this portfolio and will continue to manage and operate the assets in the portfolio.

PART 9 – PRESENTATION TO STAKEHOLDERS AND PERFORMANCE Measurement

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

Actual and Long-term Average Generation

For assets acquired, disposed or reaching commercial operation during the year, reported generation is calculated from the acquisition, disposition or commercial operation date and is not annualized. As it relates to Colombia only, generation includes both hydroelectric and cogeneration facilities. “Other” includes generation from North America cogeneration and Brazil biomass.

      North America hydroelectric long-term average is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 30 years. Colombia hydroelectric long-term average is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 20 years. Hydroelectric assets located in Brazil benefit from a market framework which levelizes generation risk across producers. Wind long-term average is the expected average level of generation based on the results of simulated historical wind speed data performed over a period of typically 10 years. Solar long-term average is the expected average level of generation based on the results of a simulation using historical irradiance levels in the locations of our projects from the last 14 to 20 years combined with actual generation data during the operational period.

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

      Generation from our North American pumped storage and cogeneration facilities is highly dependent on market price conditions rather than the generating capacity of the facilities. Our European pumped storage facility generates on a dispatchable basis when required by our contracts for ancillary services. Generation from our biomass facilities is dependent on the amount of sugar cane harvested in a given year. For these reasons, we do not consider a long-term average for these facilities.

Voting Agreements with Affiliates

Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control of the entities that own certain United States, Brazil and Europe renewable power generating operations as well as the entity that owns the renewable power generating operations acquired as part of the investment in TerraForm Global. Brookfield Renewable has also entered into a voting agreement with its consortium partners in respect of the Colombian operations. The voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.

Brookfield Renewable has also entered into a voting agreement with Brookfield, whereby Brookfield Renewable gained certain rights in respect of the partnership that controls TerraForm Power and its subsidiaries. This voting agreement provides Brookfield Renewable the authority to direct the election of one member of the Board of Directors of the relevant entity, among other things, and therefore provides Brookfield Renewable with significant influence over the partnership that controls TerraForm Power. Accordingly, Brookfield Renewable equity accounts for the partnership that controls TerraForm Power.

For entities previously controlled by Brookfield Asset Management, the voting agreements entered into do not represent business combinations in accordance with IFRS 3, as all combining businesses are ultimately controlled by Brookfield Asset Management both before and after the transactions were completed. Brookfield Renewable accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 1(r)(ii) –  Critical judgments in applying accounting policies - Common control transactions  in our December 31, 2018 audited consolidated financial statements for our policy on accounting for transactions under common control.

Performance Measurement

Segment Information

Our operations are segmented by – 1) hydroelectric, 2) wind, 3) solar, 4) storage & other (cogeneration and biomass), and 5) corporate – with hydroelectric and wind further segmented by geography (i.e., North America, Colombia, Brazil, Europe and Asia). This best reflects the way in which the CODM reviews results, manages operations and allocates resources. Our investment in the TerraForm Power and TerraForm Global businesses led to the creation of the solar segment which is now reviewed on a standalone basis. Our investment in First Hydro also resulted in the creation of a storage segment which is now reviewed along with our cogeneration and biomass businesses, on an aggregate basis. The Colombia segment aggregates the financial results of its hydroelectric and cogeneration facilities. The results of our wind assets in South Africa that are classified as held for sale have been aggregated in the Asia wind business segment. The corporate segment represents all activity performed above the individual segments for the business.

We report our results in accordance with these segments and present prior period segmented information in a consistent manner. See Note 6 – Segmented information in our audited annual consolidated financial statements.

One of our primary business objectives is to generate stable and growing cash flows while minimizing risk for the benefit of all stakeholders. We monitor our performance in this regard through three key metrics — i) Net Income (Loss), ii) Adjusted Earnings Before Interest, Taxes, Depreciation and Amortization (“Adjusted EBITDA”), and iii) Funds From Operations.

It is important to highlight that Adjusted EBITDA and Funds From Operations do not have any standardized meaning prescribed by IFRS and therefore are unlikely to be comparable to similar measures presented by other companies and have limitations as analytical tools. We provide additional information below on how we determine Adjusted EBITDA and Funds From Operations. We also provide reconciliations to net income (loss). See “PART 4 – Financial Performance Review on Proportionate Information – Reconciliation of Non-IFRS Measures”  and “PART 6 – Selected Annual and Quarterly Information – Reconciliation of Non-IFRS measures”.

Proportionate Information

Reporting to the CODM on the measures utilized to assess performance and allocate resources has been provided on a proportionate basis since the fourth quarter of 2017. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to Unitholders.

Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items (1) include Brookfield Renewable’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, and (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.

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

Net income (loss) is an important measure of profitability, in particular because it has a standardized meaning under IFRS. The presentation of net income (loss) on an IFRS basis for our business will often lead to the recognition of a loss even though the underlying cash flows generated by the assets are supported by strong margins and stable, long-term power purchase agreements. The primary reason for this is that accounting rules require us to recognize a significantly higher level of depreciation for our assets than we are required to reinvest in the business as sustaining capital expenditures.

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

Brookfield Renewable believes that presentation of this measure will enhance an investor’s ability to evaluate our financial and operating performance on an allocable basis to Unitholders.

Funds From Operations and Funds From Operations per Unit

Funds From Operations is a non-IFRS measure used by investors to analyze net earnings from operations without the effects of certain volatile items that generally have no current financial impact or items not directly related to the performance of the business.

Brookfield Renewable uses Funds From Operations to assess the performance of the business before the effects of certain cash items (e.g. acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g. deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business. In our audited annual consolidated financial statements we use the revaluation approach in accordance with IAS 16, Property, Plant and Equipment, whereby depreciation is determined based on a revalued amount, thereby reducing comparability with our peers who do not report under IFRS as issued by the IASB or who do not employ the revaluation approach to measuring property, plant and equipment. We add back deferred income taxes on the basis that we do not believe this item reflects the present value of the actual tax obligations that we expect to incur over our long-term investment horizon.

Brookfield Renewable believes that analysis and presentation of Funds From Operations on this basis will enhance an investor’s understanding of the performance of the business. Funds From Operations per Unit is not a substitute measure of performance for earnings per share and does not represent amounts available for distribution to LP Unitholders.

Funds From Operations is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with IFRS. Furthermore, this measure is not used by the CODM to assess Brookfield Renewable’s liquidity.

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

See Item 5.A “Operating Results” for information on the following trend information:

•        “— Financial Performance Review on Proportionate Information” (variability of generation);

•         “— Liquidity and Capital Resources” (funding of growth initiatives, capital expenditures, distributions and general business purposes); and

•        “— Contract Profile” (Funds From Operations).

5.E              OFF-BALANCE SHEET ARRANGEMENTS

Other than the available portion of credit facilities disclosed in Item 5.A “Operating Results”, we do not have any off-balance sheet arrangements that have or are reasonably likely to have a current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.

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

Name and Residence(1)	Age	Position	Principal Occupation
Jeffrey Blidner	70	Chair	Vice Chairman of Brookfield Asset Management
Ontario, Canada
Eleazar de Carvalho Filho(2)	61	Director	Founder of Virtus BR Partners and Corporate Director; Founder of Sinfonia Consultoria e Participações
Sao Paulo, Brazil
John Van Egmond(3)	69	Director	Financial Consultant, Ozona Corporation
Arizona, United States
Lars Josefsson	68	Director	Managing Director, Contributor AB
Stockholm, Sweden
David Mann(2)(3)(4)	79	Director	Corporate Director
Nova Scotia, Canada
Lou Maroun(3)	68	Director	Chairman of Sigma Real Estate Advisors/Sigma Capital Corporation
Warwick, Bermuda
Patricia Zuccotti(2)	71	Director	Corporate Director
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

Eleazar de Carvalho Filho. Mr. de Carvalho Filho is a director of the Managing General Partner. Mr. de Carvalho Filho is a founding partner of Virtus BR Partners, an independent advisory company. He was formerly the President and Managing Director of the Brazilian National Development Bank and has served as the Chief Executive Officer of Unibanco Investment Bank. Mr. de Carvalho Filho served as the non-executive Chairman of BHP Billiton Brazil (2006-2011) and served on the board of directors of Petrobras, Eletrobrás and Vale, among others. Mr. de Carvalho Filho is currently a director of Cnova N.V.  He is also a director and audit committee member of TechnipFMC plc (formerly FMC Technologies, Inc.) and Grupo Pão de Açúcar.  In January 2018, Mr. de Carvalho Filho was named to the transitional board of directors of Oi S.A., a large Brazilian company, and in September 2018, was elected as a director for a two-year term and was also elected Chairman of the board.  Mr. de Carvalho Filho is the President of the Board of Trustees of the Brazilian Symphony Orchestra. Mr. de Carvalho Filho holds a Master of Arts in International Relations from The Johns Hopkins University in Washington, D.C. and a Bachelor of Arts with a major in Economics from New York University.

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

             Lars Josefsson. Mr. Josefsson is a director of the Managing General Partner. Mr. Josefsson was formerly President and Chief Executive Officer of Vattenfall AB (2000-2010), Celsius AB (1997-2000) and various positions with Ericsson over a 24-year period. Mr. Josefsson is also a member of the boards of directors of Robert Bosch GmbH, Holmen AB and Burntisland Fabrication Ltd. He is also Chairman and Managing Partner of BioElectric Solutions LGJ AB, the founder of the Biomass for Electricity Initiative and Foundation and a member of the board of trustees of Hand in Hand International. Mr. Josefsson graduated from Chalmers University of Technology in Applied Physics with a Master of Science in 1973 and in 1986 graduated from IMD, Lausanne, PED. Mr. Josefsson is an Honorary Professor in Physics, Brandenburg Technical University, Cottbus, Germany.

David Mann. Mr. Mann is the lead independent director of the Managing General Partner. Mr. Mann formerly served as President and Chief Executive Officer of Nova Scotia Power Inc. (1996-2004) and Vice Chairman (2004-2005) and President and Chief Executive Officer (1998-2004) of Emera Inc., a TSX-listed energy and services company that invests in electrical generation, transmission and distribution. Mr. Mann is a Corporate Director and prior to January 1, 2016, served as Counsel at the law firm Cox & Palmer. He has over 30 years of experience in the practice of corporate and commercial law, with a particular emphasis on corporate finance and public utility regulation. He retired as Chairman of Logistec Corporation in 2016.  He is also the Audit Committee Chairman of NewGrowth Corp. and Allbanc Split Corp II. Mr. Mann holds a Bachelor of Commerce and a Bachelor of Laws from Dalhousie University and a Master of Laws from the University of London.

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

Additional Information About Directors and Officers

To our knowledge, within the past ten years, no director or executive officer of the Managing General Partner and no employee of the Service Provider who performs an executive function for BEP has (a) served as a director, chief executive officer or chief financial officer of any company that was subject to a “cease trade” or similar order, or an order denying the relevant company access to any exemption under securities legislation, which remained in effect for more than 30 consecutive days, and that was issued (i) while he or she was acting as director, chief executive officer or chief financial officer, or (ii) after he or she ceased to be a director, chief executive officer or chief financial officer and which resulted from an event that occurred while he or she was a director, chief executive officer or chief financial officer, (b) served as a director or executive officer of any company that, while he or she was acting in that capacity, or within a year after he or she ceased to act in that capacity, became bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency or was subject to or instituted any proceedings, arrangement or compromise with creditors or had a receiver, receiver manager or trustee appointed to hold the company’s assets, or (c) become bankrupt, made a proposal under any legislation relating to bankruptcy or insolvency, or become subject to or instituted any proceedings, arrangement or compromise with creditors, or had a receiver, receiver manager or trustee appointed to hold his or her assets. In January 2018, after serving as a strategic advisor to certain bondholders, Mr. de Carvalho Filho was appointed to the transitional board of directors of Oi S.A., a telecommunications company in Brazil under bankruptcy protection. In September 2018, Mr. de Carvalho Filho was elected to the board of directors of Oi S.A. for a two-year term and was elected Chairman. As of the date of this Form 20-F, Oi S.A. remains under bankruptcy protection. Mr. de Carvalho Filho was not on the board of directors at the time that Oi S.A. entered bankruptcy protection.

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

Our Management

The Managing General Partner does not have any employees. Instead, members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to fulfill the Service Provider’s obligations to provide us with management services under our Master Services Agreement. The following table presents certain information concerning our core senior management team that is principally responsible for our operations as well as their positions with the Service Provider as of the date of this Form 20-F. In February 2018, the following changes were made to the senior management team of the Service Provider: (i) Mr. Nicholas Goodman resigned as Chief Financial Officer and began another role with Brookfield; and (ii) Mr. Wyatt Hartley, Senior Vice President, Finance, was named Chief Financial Officer. As well, in 2018, Ms. Ruth Kent was named Chief Operating Officer. The further disclosure required under Canadian securities laws regarding the compensation of certain members of our core senior management team will be separately filed within 140 days of December 31, 2018.

Name	Years of experience in relevant industry or role	Years at Brookfield	Current Position with the Service Provider
Harry Goldgut	34	22	Vice Chairman
Richard Legault	34	31	Vice Chairman
Sachin Shah	20	17	Chief Executive Officer
Wyatt Hartley	13	9	Chief Financial Officer
Ruth Kent	20	5	Chief Operating Officer
Jennifer Mazin	20	5	General Counsel

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

Harry Goldgut. Mr. Goldgut is the Vice Chairman of the Service Provider. Mr. Goldgut is also an Executive Chairman of Brookfield Asset Management’s infrastructure and power groups. He has been involved in the electric power industry since 1985. Mr. Goldgut joined Brookfield in 1997 as Vice President, Power Generation and since then has held various senior positions in BRPI, becoming its Co-Chairman and Chief Executive Officer in 2000, adding Chairman in 2005. He has been actively involved in developing and expanding Brookfield’s power operations and has had primary responsibility for its acquisitions and its senior regulatory relationships. He played an active role in the restructuring of the electricity industry in Ontario as a member of several governmental and regulatory committees and task forces including the Market Design Committee, the Minister of Energy’s Advisory Committee, the Clean Energy Task Force and the Ontario Energy Board Chair’s Advisory Roundtable. Mr. Goldgut received his law degree from York University’s Osgoode Hall Law School in Ontario, and was called to the Ontario Bar in 1982.

Richard Legault. Mr. Legault is the Vice Chairman of the Service Provider. Mr. Legault is also an Executive Chairman of Brookfield Asset Management’s renewable power group. Prior to 2015, Mr. Legault was Chief Executive Officer of BEP during which time he led the growth of Brookfield’s renewable power operations on a global basis, helping to make Brookfield Renewable one of the world’s largest pure play renewable power portfolios. Mr. Legault was Chief Financial Officer of Brookfield from 2000 to 2001, prior to which he held several senior positions in operations, finance, and corporate development with Brookfield’s forest products operations. Mr. Legault received a Bachelor of Accounting from the Université du Québec in Hull and is a member of the Chartered Professional Accountants of Canada (CPA, CA).

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

Sachin Shah. Mr. Shah is the Chief Executive Officer of the Service Provider and a Senior Managing Partner of Brookfield Asset Management. Mr. Shah has oversight of Brookfield Renewable’s growth and capitalization, on a global basis. Mr. Shah received a Bachelor of Commerce degree from the University of Toronto and is a member of the Chartered Professional Accountants of Canada (CPA, CA).

Wyatt Hartley.  Mr. Hartley is the Chief Financial Officer of the Service Provider and a Managing Director of Brookfield. He directs all capital markets activities, accounting, financial reporting, treasury, taxation and investor relations, on a global basis. Mr. Hartley holds a Bachelor of Science from Queen’s University and is a member of the Chartered Professional Accountants of Canada (CPA, CA).

Ruth Kent. Ms. Kent is the Chief Operating Officer of the Service Provider and a Managing Partner of Brookfield Asset Management. Ms. Kent has oversight of Brookfield Renewable’s renewable power operations and the execution of its commercial strategies. Ms. Kent holds a Master of Business Administration degree from Henley Management College and is a qualified accountant.

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

Management Diversity

At Brookfield Renewable, hiring and promotion decisions are based on solely on merit, so that each officer and employee possesses the necessary skills, knowledge and experience to do his or her job.  Brookfield Renewable and the Service Provider are committed to workplace diversity, including but not limited to, providing opportunities and support to promote success for female employees and promoting diversity of gender, culture, geography, and skills.  Brookfield Renewable appreciates the benefits of leveraging a range of diverse talents and perspectives and we actively support the development and advancement of a diverse group of employees capable of achieving management roles, including executive officer positions.  Neither Brookfield Renewable nor the Service Provider have targets for the representation of women in executive officer positions because such targets do not accurately reflect the full range of factors considered in hiring or promoting executive officers.  Currently, 50% of Brookfield Renewable’s executive management team are women.

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

The Base Management Fee payments for the years ended December 31, 2018, 2017 and 2016 are set out below:

(MILLIONS)	2018	2017	2016
Base management fee	$80	$82	$62

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

Pursuant to our Master Services Agreement, members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to fulfill obligations under our Master Services Agreement. These individuals, including the Brookfield employees identified in the table above under Item 6.A “Directors and Senior Management — Our Management”, are  not compensated by BEP or our Managing General Partner; instead they are and will continue to be compensated by Brookfield.  Further disclosure required under Canadian securities laws regarding the compensation of certain members of our core senior management team for the year ended December 31, 2018 will be separately filed within 140 days of December 31, 2018.

Board of Directors of the Managing General Partner

For the year ended December 31, 2018, the Managing General Partner paid each of its directors $125,000 per year for serving on its board of directors and various board committees. The Managing General Partner pays the Chair of the Audit Committee of the board of directors an additional $20,000, the Chair of the Nominating and Governance Committee of the board of directors an additional $10,000 and the lead independent director of the board of directors an additional $10,000. In 2018, the Managing General Partner awarded a one-time work fee of $10,000 to each director other than Mr. Blidner (or in the case of the lead independent director, a one-time work fee of $15,000) as a special payment in recognition of the extra work completed by the directors in connection with the independent review of the Energy Marketing Internalization, which required significantly more time and meetings on the part of the directors. The one-time fees will be paid in 2019. Only those directors who are not employed by Brookfield or its affiliates are entitled to receive compensation for acting as a director of the Managing General Partner.

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

Indebtedness of Directors and Executive Officers

As at the date of this Form 20-F, and at all times since January 1, 2018, none of the directors, officers, employees and former directors, officers and employees of the Managing General Partner, the Service Provider or any of their respective subsidiaries, nor any of their associates, has or had any indebtedness owing to Brookfield Renewable.

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

As such, the Nominating and Governance Committee reviews the composition of the board of directors on a regular basis in relation to approved director criteria and skill requirements and recommends changes as appropriate. There have not been any significant changes to the composition of the board of directors since it was formed in 2011, other than the appointment of one new director in 2012 and the appointment of a current independent director as lead independent director in 2016.

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

Board of Directors of the Managing General Partner

Mandate of the Board of Directors

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

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

The board of directors of the Managing General Partner had four regular quarterly meetings as well as one special meeting in 2018.  In addition, the independent directors had five meetings in connection with the Energy Marketing Internalization. All of the directors were present in person or by phone at all meetings, except Mr. Josefsson who was unable to attend the first day of the two-day May quarterly meeting. Four regular quarterly meetings are scheduled for 2019.

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

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

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

•         Mann: NewGrowth Corp.; Allbanc Split Corp. II

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

The Audit Committee had four regular quarterly meetings in 2018 as well as one special meeting. All of the committee members were present in person or by telephone. Four regular quarterly meetings are scheduled for 2019.

The board of directors of the Managing General Partner, upon the recommendation of the Audit Committee, have adopted a written policy on auditor independence (the “Pre-Approval Policy”). Under the Pre-Approval Policy, except in very limited circumstances, all audit and permitted non-audit services are required to be pre-approved by the Audit Committee. The Pre-Approval Policy prohibits the auditors from providing the following types of non-audit services:

•         bookkeeping or other services related to Brookfield Renewable’s accounting records or financial statements;

•         appraisal or valuation services or fairness opinions;

•         actuarial services;

•         management functions or human resources;

•         legal services and expert services unrelated to the audit;

•         internal audit outsourcing;

•         financial information systems design and implementation; and

•         certain tax services.

The Pre-Approval Policy permits the auditors to provide other types of non-audit services, but only if approved in advance by the Audit Committee, subject to limited exceptions.

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

The Nominating and Governance Committee had four regular quarterly meetings in 2018 and no special meetings. All of the committee members were present in person or by telephone. Four regular quarterly meetings are scheduled for 2019.

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

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

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

Code of Business Conduct and Ethics

Brookfield Renewable has adopted a Code of Business Conduct and Ethics (the “Code”), a copy of which can be found on our web site at https://bep.brookfield.com/en/corporate-governance/governance-documents  or on BEP’s SEDAR profile at www.sedar.com or EDGAR profile at www.sec.gov. The Code provides guidelines to ensure that all employees, including directors of the Managing General Partner, respect Brookfield Renewable’s commitment to conducting business relationships with respect, openness and integrity. Management provides regular instructions and updates to the Code to our employees, as appropriate, and has provided training and e-learning tools to support the understanding of the Code throughout the organization. Employees may report activities which they feel are not consistent with the spirit and intent of the Code through a hotline or through a designated ethics reporting website (in each case on an anonymous basis), or alternatively, to designated members of management. Monitoring of calls and of the ethics reporting website is managed by an independent third party called Navex. The Audit Committee is to be notified of any significant reports of activities that are not consistent with the Code by Brookfield’s internal auditor. If the Audit Committee considers it appropriate, it will notify the Nominating and Governance Committee and/or the board of directors of such reports. The board of directors has not granted any waivers of the Code to date.

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

Brookfield Renewable has approximately 2,325 employees involved in the day-to-day operations of our facilities and the development of our business, of which approximately 250 are located in Canada, 555 are located in the United States, 470 are located in Brazil, 650 are located in Colombia and 110 are located in the Republic of Ireland, the United Kingdom and Portugal, 150 are located in other markets, and 135 work in the Business Services Group in Canada, which provides finance, IT and payroll services to our business in Canada and the United States. Approximately 1,390, or approximately 60% of these employees, are covered by collective agreements expiring between 2019 and 2023. Six of these collective agreements are due to be renewed in 2019. We maintain very good relations with represented and salaried employees across all facilities. Relationships with the various unions in Canada, the United States, Brazil, Colombia and China have also been positive, without the occurrence of any work disruptions that would have had a negative impact on the business. Our corporate group, including the Manager, also has approximately 135 employees with non-operational roles who are largely based in Canada.

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

ITEM 7.       MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS

7.A              MAJOR SHAREHOLDERS

As of the date of this Form 20-F, there are 178,821,204 LP Units outstanding. To our knowledge, as at the date of this Form 20-F, no person or company, other than Brookfield, beneficially owns or controls or directs, directly or indirectly, more than 5% of our LP Units, on a fully-exchanged basis. Brookfield beneficially owns 56,068,944 LP Units and 129,658,623 Redeemable/Exchangeable partnership units, or an approximate 60% interest in BEP (on a fully-exchanged basis) including its indirect general partnership interest in the Managing General Partner and the BRELP GP LP. All LP Units, including those held by Brookfield, are non-voting. See also the information contained in this Form 20-F under Item 10.B “Memorandum and Articles of Association — Description of our LP Units, Preferred Units and the Amended and Restated Limited Partnership Agreement of BEP”.

As of February 26, 2019, 11,890 of our outstanding LP Units were held by 6 holders of record in the United States, not including LP Units held of record by DTC. As of February 26, 2019, DTC was the holder of record of 23,748,006 LP Units.

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

See also the information contained in this Form 20-F under Item 3.D “Risk Factors — Risks Related to Our Relationship with Brookfield”, Item 5.A “Operating Results — Related Party Transactions”, Item 6.A “Directors and Senior Management”, Item 6.C “Board Practices” and Item 7.A “Major Shareholders” and Note 27 to our audited consolidated financial statements for the year ended December 31, 2018, 2017 and  2016, respectively.

Relationship Agreement

Brookfield Asset Management and certain of its subsidiaries entered into an agreement with BEP, referred to as the Relationship Agreement that governs aspects of the relationship among them. Pursuant to the Relationship Agreement, Brookfield Asset Management has agreed, subject to the exceptions set forth therein, that BEP will serve as its primary vehicle through which it will, directly or indirectly, acquire renewable power assets on a global basis. See Item 4.B “Business Overview — The Service Provider” for further details on Brookfield Asset Management.

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

Master Services Agreement

BEP, BRELP and the Holding Entities entered into our Master Services Agreement pursuant to which the Service Provider has agreed to provide oversight of the business and provide the services of senior officers to Brookfield Renewable. In addition, the Service Provider has agreed to provide services relating to acquisitions or dispositions, financings, business planning and strategy and oversight and supervision of various day to day management and administration activities. In exchange for providing these services, the Service Provider is entitled to a Base Management Fee, which for the year ended

2018 was approximately $80 million. For a detailed description of our Master Services Agreement, see Item 6.A “Directors and Senior Management – Our Master Services Agreement”. For components of the management fee, see Item 6.A— “Directors and Senior Management — Our Master Services Agreement — Management Fee”.

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

Energy Marketing Internalization

            On October 30, 2018, Brookfield Renewable and Brookfield entered into an agreement (the “Power Marketing Purchase Agreement”) to internalize all energy marketing capabilities in North America into Brookfield Renewable. The Power Marketing Purchase Agreement provides for the transfer of Brookfield’s existing marketing business to Brookfield Renewable, which includes the marketing, purchasing and trading of energy and energy related products in North America, providing energy marketing services, and all matters incidental thereto (the “Energy Marketing Internalization”). The Energy Marketing Internalization will also include the transfer of all third party PPAs and, subject to certain exceptions, related party power purchase and revenue support agreements, as described in further detail below.

            The closing of the Energy Marketing Internalization is targeted to occur in the first half of 2019, subject to the satisfaction of customary closing conditions. It is anticipated that on closing of the Energy Marketing Internalization, Brookfield Renewable and Brookfield will enter into an agreement pursuant to which Brookfield Renewable will provide energy marketing services to Brookfield for a fee.

            Also on October 30, 2018, Brookfield Renewable and Brookfield separately amended certain related party agreements, as described in further detail below.

The independent directors of the Managing General Partner reviewed and approved all of the agreements, amendments and transfers related to the Energy Marketing Internalization, with reliance on advice from independent financial advisors and independent legal counsel.

Energy Revenue Agreement

Brookfield Renewable Partners L.P.                                                                 Annual Report                                                                                     December 31, 2018

On November 23, 2011, BEM LP, a subsidiary of Brookfield Asset Management, and BPUSHA, a subsidiary of BRELP that indirectly owns most of our U.S. facilities, entered into an energy revenue agreement (“Energy Revenue Agreement”) pursuant to which BEM LP agreed to support the price that BPUSHA receives for the energy generated from certain of those facilities. BEM LP agreed to pay BPUSHA each month an amount equal to the difference between the Fixed Amount and the total revenues received by BPUSHA from certain of those facilities. The “Fixed Amount” is calculated as the energy generated by those facilities multiplied by a price of $75/MWh (subject to an annual adjustment, equal to 40% of the increase in the U.S. Consumer Price Index during the previous year, but capped at a 3% increase in the fixed price per year). Should the total revenues received by these facilities from sales of electricity and all ancillary services, capacity and green credits for any month be more than the calculated Fixed Amount at the end of any month, BEM LP receives from BPUSHA an amount equal to such excess.

In the Energy Revenue Agreement, BEM LP agreed that at all times that it does not have a minimum net worth of $500 million, it will provide a guarantee or other acceptable security of a person with a minimum net worth of $500 million. This guarantee is currently being provided by Brookfield.

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

In connection with the Energy Marketing Internalization, Brookfield and Brookfield Renewable agreed to effectively reduce the price guaranteed by Brookfield under the Energy Revenue Agreement by $3 per MWh for the period from 2021 to 2025 and by $5.03 per MWh for 2026, and BEM LP and BPUSHA agreed that the term of the Energy Revenue Agreement would expire in 2046.

Other Power Agreements

In addition to the Energy Revenue Agreement, Brookfield Renewable is a party to a number of PPAs that provide for the sale of power generated from certain of Brookfield Renewable’s North American facilities to Brookfield and revenue support agreements under which Brookfield supports Brookfield Renewable’s revenue from the sale of power generated by certain of Brookfield Renewable’s North American facilities. Approximately 18% of our economic exposure for 2019 (on a proportionate basis) is with Brookfield, after taking into account the Energy Marketing Internalization and the associated amendments and transfers of certain power purchase and revenue support agreements.

Details of the related party power purchase and revenue support agreements are as follows:

In December 2009, Brookfield entered into a 20-year power sales agreement with the Province of Ontario that matures in 2029, and applies to all power produced by hydro assets in Ontario that are owned by Great Lakes Power Limited (“GLPL”) and Mississagi Power Trust (“MPT”). On July 6, 2009, Brookfield entered into a PPA with Brookfield Renewable pursuant to which it agreed to pay a certain price for the power generated by the GLPL facilities and an agreement pursuant to which it increased the price and extended the term of a PPA in respect of the MPT facilities. On November 28, 2011, PPAs with Brookfield were amended to increase the price paid by Brookfield in respect of the GLPL and MPT facilities and to extend the term of such contracts. The material terms of the GLPL and MPT contract amendments are described below.

Pursuant to an existing PPA, Brookfield supports the price that Brookfield Renewable receives for energy generated by all of GLPL’s facilities in Ontario at a price of C$82 per MWh (increased from C$68 per MWh by a contract amendment that was effective as of November 23, 2011), subject to an annual adjustment equal to 40% of the increase in CPI in the previous year. The PPA had an initial term ending on December 1, 2029, which automatically renewed for successive 20-year periods, subject to certain termination provisions. After December 1, 2029, the price under the PPA would revert back to the original C$68/MWh price (as escalated in accordance with the original inflation linked price escalation provisions in such agreement).  On October 30, 2018, Brookfield and Brookfield Renewable agreed to amend the PPA in respect of GLPL to increase the price Brookfield pays Brookfield Renewable to an estimated average price of C$100 per MWh for energy generated by GLPL, to amend the annual inflation adjustment to a 3% fixed rate and to fix the contract termination date at December 1, 2029.  In connection with these changes, Brookfield Renewable was granted the option to extend Brookfield’s fixed price commitment in respect of the GLPL facilities through 2044 at a price of C$60 per MWh.

Under a PPA with MPT, Brookfield purchases the energy generated by MPT’s facilities in Ontario at a price of C$103 per MWh (increased from C$68 per MWh by an amendment to the PPA effective as of November 23, 2011), subject to an annual adjustment equal to 20% of the increase in the CPI in the previous year. The MPT PPA terminates on December 1, 2029, subject to MPT’s option to terminate the agreement, on 120 days written notice, at certain times between 2017 and 2024. On October 30, 2018, Brookfield and Brookfield Renewable effectively increased the price payable by Brookfield to C$127 per MWh and to set the annual inflation adjustment to a 3% fixed rate.

Pursuant to PPAs with Great Lakes Hydro America, LLC (“GLHA”), a subsidiary of Brookfield Asset Management purchases the energy generated by several of GLHA’s power facilities in Maine and New Hampshire at an initial price of $35.75 per MWh, subject to an annual adjustment equal to 20% of the increase in the United States consumer price index during the previous year. The GLHA PPAs have 20-year terms ending in 2022 and 2023. On closing of the Energy Marketing Internalization, the PPAs with GLHA will be transferred to Brookfield Renewable.

Pursuant to a PPA with Lievre Power, a subsidiary of Brookfield Asset Management purchases the energy generated by Lievre Power’s facilities in Québec (excluding the Rapides des Cedres facility) at a price of C$68 per MWh, subject to an annual adjustment equal to the lesser of 40% of the increase in the CPI during the previous calendar year or 3%. The Lievre Power PPA has a 20-year term ending in December 2019.  On closing of the Energy Marketing Internalization, the PPA with Lievre will be transferred to Brookfield Renewable.

Pursuant to a PPA with Hydro Pontiac Inc. (“HPI”), a subsidiary of Brookfield Asset Management has agreed to purchase the energy generated by HPI’s two facilities in Québec at a price of C$68 per MWh, subject to an annual adjustment beginning in 2010 equal to 40% of the increase in the CPI during the previous calendar year. This power guarantee agreement is scheduled to commence in December 2019 for one facility and in December 2020 for the other, upon the expiration of existing PPAs. The HPI PPAs with Brookfield will have an initial term ending in 2029, and automatically renew for successive 20-year periods. On closing of the Energy Marketing Internalization, the PPA with HPI will be transferred to Brookfield Renewable.

Pursuant to a 10-year wind levelization agreement expiring in February 2019, a subsidiary of Brookfield Asset Management mitigates any potential wind variation from the expected annual generation of 506 GWh for our Prince Wind assets in Ontario. Any excess generation compared to the expected generation results in a payment from BEP to the subsidiary of Brookfield Asset Management, while a shortfall would result in a payment from a subsidiary of Brookfield Asset Management to BEP.

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

On closing of the Energy Marketing Internalization, the Energy Marketing Agreement will be transferred from BEM LP to Brookfield Renewable.

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

On closing of the Energy Marketing Internalization, all Power Agency Agreements will be transferred from BEM LP to Brookfield Renewable.

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

Conflicts of Interest and Fiduciary Duties

Fiduciary Duties

Each of the Managing General Partner and the BRELP General Partner are required to exercise its powers and carry out its functions as general partner of BEP and BRELP, respectively, honestly and in good faith, and exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, in each case, subject to and after taking into account, the terms and conditions of the Relationship Agreement, our Master Services Agreement and the Conflicts Policy. However, the Amended and Restated Limited Partnership Agreement of BEP and the Amended and Restated Limited Partnership Agreement of BRELP contain various provisions that modify the fiduciary duties that might otherwise be owed to us and our LP Unitholders and Preferred Unitholders, including when conflicts of interest arise. These duties include the duties of care and loyalty. The duty of loyalty, in the absence of provisions in the Amended and Restated Limited Partnership Agreement of BEP and the Amended and Restated Limited Partnership Agreement of BRELP to the contrary, would generally prohibit the Managing General Partner and BRELP General Partner from taking any action or engaging in any transaction as to which it has a conflict of interest. However, the Amended and Restated Limited Partnership Agreement of BEP and the Amended and Restated Limited Partnership Agreement of BRELP provide that the Managing General Partner, BRELP General Partner and their affiliates will not have any obligation under the Amended and Restated Limited Partnership Agreement of BEP and the Amended and Restated Limited Partnership Agreement of BRELP, or as a result of any duties stated or implied by law or equity, including fiduciary duties, to present business or investment opportunities to Brookfield Renewable, BRELP, any Holding Entity or any other holding vehicle established by Brookfield Renewable. They also allow affiliates of the Managing General Partner and BRELP General Partner to engage in activities that may compete with us or our activities, and state that, subject to applicable law, no breach of the Amended and Restated Limited Partnership Agreement of BEP or the Amended and Restated Limited Partnership Agreement of BRELP, or a breach of any duty, including fiduciary duties, may be found for any matter that has been approved by a majority of the independent directors of the

Managing General Partner. Further, when resolving conflicts of interest, neither the Amended and Restated Limited Partnership Agreement of BEP nor the Amended and Restated Limited Partnership Agreement of BRELP impose limitations on the discretion of the independent directors or the factors which they may consider in resolving any such conflicts. The independent directors of our Managing General Partner can, subject to acting in accordance with their own fiduciary duties in their capacity as a director of the Managing General Partner, therefore take into account the interests of third parties, including Brookfield, and, where applicable, any Brookfield Accounts, when resolving conflicts of interest and may owe fiduciary duties to such third parties, or to such Brookfield Accounts.

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

Conflicts of Interest

We maintain a conflicts protocol and guidelines (the “Conflicts Policy”) for addressing conflicts and potential conflicts and for providing guidelines for the completion of certain transactions. The Conflicts Policy recognizes the benefit to us of our relationship with Brookfield and our intent to seek to maximize the benefits from this relationship. The Conflicts Policy provides that conflicts be resolved based on the principles of transparency and that transactions that are carried out, be carried out at an arm’s length basis, with validation of terms as arm’s length being based upon actual participation of arm’s length third party participants such as co-investors whenever possible, or otherwise through objective, independent professional advice or other satisfactory evidence of market terms.

The Conflicts Policy focuses on addressing the principal activities that may give rise to potential conflicts of interest, including our investment activities and acquisitions and our participation in Brookfield sponsored funds, consortia and partnership arrangements (including private funds, joint ventures and similar arrangements, collectively “Brookfield Accounts”), together with any management or service arrangements entered into in connection therewith or the ongoing operations of the underlying Operating Entities, and transactions with Brookfield and Brookfield Accounts. The Conflicts Policy may be amended from time to time at the discretion of the Managing General Partner.

In addition, the Conflicts Policy provides that acquisitions that are carried out jointly by us and Brookfield, or in the context of a Brookfield Accounts that we participate in, be carried out on the basis that the consideration paid by us be no more, on a per share or proportionate basis, than the consideration paid by Brookfield or other participants, as applicable. The Conflicts Policy also provides that any fees or carried interest payable in respect of our proportionate investment, or in respect of an acquisition made solely by us, must be credited in the manner contemplated by our Master Services Agreement and the Amended and Restated Limited Partnership Agreement of BRELP, where applicable, or that such fees or carried interest must either have been negotiated with another arm’s-length participant or otherwise demonstrated to be on market terms. The Conflicts Policy also provides that in transactions involving (i) an acquisition by us of an asset from Brookfield, or (ii) the purchase by us and Brookfield of different assets, a fairness opinion or a valuation or appraisal by a qualified expert be obtained, confirming that the consideration paid by us is fair from a financial point of view. These requirements are in addition to any disclosure, approval and valuation requirements that may arise under applicable law.

With respect to transactions in which there is greater potential for a conflict of interest to arise, the Managing General Partner may be required to seek the prior approval of the independent directors pursuant to the Conflicts Policy that has been approved by the independent directors from time to time. These transactions include:

•        subject to certain exceptions, acquisitions by us from, and dispositions by us to, Brookfield and Brookfield Accounts;

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

Pursuant to the Conflicts Policy, independent directors may grant prior approvals for any of these transactions in the form of general guidelines, policies or procedures in which case no further special approval will be required in connection with a particular transaction or matter permitted thereby, provided such transactions or matters are conducted in accordance with the pre-approved guidelines, policies or procedures.

In certain circumstances, these transactions may be related party transactions for the purposes of, and subject to certain requirements of, Canadian Multilateral Instrument 61-101— Protection of Minority Securityholders in Special Transactions (“MI 61-101”). MI 61-101 provides a number of circumstances in which a transaction between an issuer and a related party may be subject to valuation and minority approval requirements. An exemption from such requirements is available when the fair market value of the transaction is not more than 25% of the market capitalization of the issuer. BEP has been granted exemptive relief from the requirements of MI 61-101 that, subject to certain conditions, permits it to be exempt from the minority approval and valuation requirements for transactions that would have a value of less than 25% of BEP’s market capitalization, if Brookfield’s indirect equity interest in BEP, which is held in the form of Redeemable/Exchangeable partnership units, is included in the calculation of BEP’s market capitalization. As a result, the 25% threshold, above which the minority approval and valuation requirements apply, is increased to include the approximately 43.7% indirect interest in BEP held by Brookfield in the form of Redeemable/Exchangeable partnership units.

Our organizational, ownership and management structure and strategy involve a number of aspects and relationships that may give rise to conflicts of interest between BEP and our Unitholders, on the one hand, and Brookfield and Brookfield Accounts, on the other hand. The discussion below sets out certain of the conflicts of interest that may arise, but does not purport to be a complete list or explanation of all such potential conflicts of interest. Dealing with conflicts of interest is complex, and it is not possible to predict all of the types of conflicts that may arise.  While Brookfield acts in good faith to resolve all potential conflicts in a manner that is fair and balanced taking into account the facts and circumstances known to it at the time, there can be no assurance that any recommendation or determination made by Brookfield will be most beneficial or favourable to us, or would not have been different if additional information were available to it.  Potential conflicts of interest generally will be resolved in accordance with the principles summarized herein and in accordance with the Conflicts Policy.

As described elsewhere herein, we may pursue acquisition opportunities in various ways, including indirectly through investments in Brookfield Accounts or directly by investing alongside Brookfield Accounts.  Any references in this Item 7.B “Related Party Transactions–Conflicts of Interest and Fiduciary Duties” to our acquisitions, investments, assets, expenses, Operating Entities or other terms should be understood to mean such items undertaken, incurred or held directly by us or indirectly by us through our investment in one or more Brookfield Accounts.

•         Allocation of Investment Opportunities.  In recommending acquisition opportunities, Brookfield has significant discretion to determine the suitability and/or appropriateness of opportunities for us and to allocate such opportunities among us, Brookfield, Brookfield Accounts, and/or third parties as it deems appropriate.  Brookfield and Brookfield Accounts have (and future Brookfield Accounts may in the future have) investment mandates that overlap with our investment mandate, including TerraForm Power, the CEE Funds, and other Brookfield Accounts that invest in renewable power assets and in which we generally expect to be a significant investor.  In addition, Brookfield has provided, and may in the future provide (without notice to our Unitholders), priority rights with respect to certain investment opportunities, including all or a select geographic, industry or other subset of opportunities, to certain Brookfield Accounts (but not to us) or to other persons pursuant to contractual or other arrangements. For example, pursuant to a relationship agreement between TerraForm Power and Brookfield, Brookfield has, subject to certain exceptions, designated TerraForm Power (of which Brookfield Renewable owns approximately 30%) as its primary vehicle for the acquisition of operating solar and wind assets in North America and Western Europe. In addition, the CEE Funds (in which Brookfield Renewable does not own an interest) has a mandate that targets low risk renewable power investments with lower target returns than Brookfield Renewable. As well, Brookfield Accounts with real estate or infrastructure focused investment mandates generally have been (and will in the future be) given priority with respect to investment opportunities that are suitable and appropriate for them. As a result, Brookfield Accounts may compete with, or have priority over, Brookfield Renewable in respect of investment opportunities, and opportunities that would otherwise be suitable for us may not be made available to us, we may receive a smaller allocation of such opportunities than would otherwise have been the case, or we may receive an allocation of such opportunities on different terms than Brookfield or Brookfield Accounts (which may be less favourable than otherwise would have been the case).

The question of whether a particular opportunity is suitable and/or appropriate for us and, to the extent it is, the amount of such opportunity to be allocated to us, is highly subjective and will be made in Brookfield’s discretion based on various portfolio construction and management factors, including: (i) the size, nature and type of the opportunity (including the expected risk-return profile of the investment, expected holding period and its fit with the balance of our investments and related operations), (ii) the amount of capital available for investment, (iii) principles of diversification of assets (including whether we will participate in the opportunity through our investment in Brookfield Accounts), (iv) the nature and extent of involvement in the transaction and the sourcing of the transaction by the Brookfield investment professionals that manage our business, (v) the nature of potential acquirers upon disposition, (vi) our expected future capacity, (vii) cash and liquidity needs (including our interest in preserving capital in order to secure other opportunities and/or to meet other obligations), (viii) the availability of other appropriate or similar investment opportunities (including other opportunities that we may be pursuing or otherwise considering at the relevant time), and (ix) other considerations deemed relevant by Brookfield (including legal, regulatory, tax, timing and similar considerations).  If Brookfield determines that an opportunity is not suitable or appropriate for us, it may still pursue such opportunity on its own behalf or on behalf of one or more Brookfield Accounts.  As a result, there may be differences in the overall performance of BEP, Brookfield and Brookfield Accounts that have overlapping investment mandates.

In allocating investment opportunities among us, Brookfield and Brookfield Accounts (including Brookfield Accounts that have investment mandates that overlap with us), Brookfield will face certain potential conflicts of interest between the interests of Brookfield Renewable, its interests and the interests of Brookfield Accounts. These potential conflicts may be exacerbated in situations where Brookfield has larger interests in Brookfield Accounts than its interest in Brookfield Renewable, where Brookfield is entitled to higher fees from Brookfield Accounts than from us, where portfolio managers making an allocation decision are entitled to performance-based compensation from Brookfield or a Brookfield Account, or where there are capacity constraints with respect to a particular strategy or opportunity as a result of, for example, position limits and/or regulatory reporting obligations applicable to Brookfield. In addition, as an investment changes over time, additional conflicts of interest may arise, including as a result of earlier investment allocation decisions. Brookfield will make investment allocation decisions taking into account Brookfield Renewable’s, Brookfield’s and Brookfield Accounts’ investment mandates and interests.

•         Allocation of Broken-Deal Expenses. We will incur expenses with respect to the consideration and pursuit of transactions that are not ultimately consummated, referred to as broken-deal expenses, including through our investments in Brookfield Accounts.  Examples of broken-deal expenses include (i) research costs, (ii) fees and expenses of legal, financial, tax, accounting, consulting or other advisers (including Brookfield) in connection with conducting due diligence or otherwise pursuing a particular non-consummated transaction, (iii) fees and expenses in connection with arranging financing for a particular non-consummated transaction, (iv) travel costs, (v) deposits or down payments that are forfeited in connection with, or amounts paid as a penalty for, a particular non-consummated transaction, and (vi) other expenses incurred in connection with activities related to a particular non-consummated transaction. Broken-deal expenses generally will be allocated among Brookfield Renewable, Brookfield and Brookfield Accounts in the manner that Brookfield determines to be fair and equitable, which may be pro rata or on a different basis.

•         Co-Investment Opportunities and Expenses. Because of the scale of renewable power acquisitions, we may offer portions of certain acquisition opportunities for co-investment. In addition, because our strategy includes completing acquisitions through Brookfield Accounts, we will likely make co-investments with Brookfield and Brookfield Accounts.  Decisions regarding whether and to which parties to offer co-investment opportunities are made by Brookfield and may be based on a number of factors, including portfolio construction, strategic or other considerations, taking into account the specific facts and circumstances relating to each potential co-investment opportunity.  As a result, from time to time, we may offer (or receive from Brookfield Accounts) larger or smaller portions of co-investment opportunities than would otherwise have been the case or no portion of certain opportunities.

In our capacity as a co-investor, we will typically bear our pro rata share of fees, costs and expenses related to the discovery, investigation, development, acquisition or consummation, ownership, maintenance, monitoring, hedging and disposition of our co-investments and we may be required to pay our pro rata share of fees, costs and expenses related to potential investments that are not consummated, such as broken deal expenses (including “reverse” breakup fees).  Notwithstanding the foregoing, certain potential co-investors may not agree to pay or otherwise bear fees, costs and expenses related to unconsummated co-investments.  In addition, in certain circumstances, potential co-investors may not bear such fees, costs and expenses, including because they have not yet been identified (or their anticipated allocation has not yet been identified) as of the time such potential investment ceases to be pursued, are not yet committed to such potential investment or are not contractually required to bear such fees, costs and expenses.  In those events, such fees, costs and expenses will (i) be considered our operating expenses and be borne by us (in connection with co-investment opportunities that we offered) or (ii) be considered operating expenses of, and be borne by, the Brookfield Account (in connection with co-investments offered by the Brookfield Account), a pro-rata portion of which will be borne by us through our investment in the Brookfield Account.

•         Other Activities of Our Investment Personnel.  The same professionals within Brookfield’s organization who are involved in sourcing and executing acquisitions that are suitable for us are responsible for sourcing and executing opportunities for the Brookfield Accounts as well as having other responsibilities within Brookfield’s broader asset management business. Limits on the availability of such individuals will likewise result in a limitation on the availability of acquisition opportunities for us, and such individuals’ broader responsibilities could conflict with their responsibilities to us.

•         Investments by Brookfield Personnel.  The partners, members, shareholders, directors, officers and employees of Brookfield (“Brookfield Personnel”) may generally buy and sell securities or other investments for their own or their family members’ accounts (including through Brookfield Accounts).  Positions may be taken by such Brookfield Personnel that are the same, different from, or made at different times than positions taken directly or indirectly for us.  To reduce the possibility of (i) potential conflicts between our investment activities and those of Brookfield Personnel, and (ii) us being materially adversely affected by Brookfield Personnel’s personal trading activities, Brookfield has established policies and procedures relating to personal securities trading.  To this end, Brookfield Personnel that participate in managing our investment activities are generally restricted from engaging in personal trading activities (unless such activities are conducted through accounts over which the personnel have no influence or control), and other personnel generally must pre-clear proposed personal trades. In addition, Brookfield’s policies include prohibitions on insider trading, front running, trading in securities that are on Brookfield’s restricted trading list, trading in securities that are subject to a black-out period and other restrictions.

•         Investments by the Investing Affiliate.  Certain Brookfield executives own a substantial majority of an entity that makes investments for its own account (the “Investing Affiliate”).  The Investing Affiliate’s activities are managed separately from our (or any Brookfield Account’s) activities.  There is no formal informational barrier between the Investing Affiliate and the rest of Brookfield.  Brookfield has adopted protocols designed to ensure that the Investing Affiliate’s activities do not materially adversely affect our (and Brookfield Accounts’) activities and to ensure that potential conflicts are resolved in a manner pursuant to which our (and Brookfield Accounts’) interests are, to the extent feasible, prioritized relative to the Investing Affiliate’s.

•         Warehousing Investments.  Where Brookfield has made an acquisition, it may transfer it to us at a later date at cost, plus a pre-agreed interest rate, after the assets have been developed or we have obtained sufficient financing.  Similarly, we may warehouse one or more investments for a Brookfield Account in which we are invested and generally transfer the warehoused investment to the applicable Brookfield Account at cost, plus a pre-agreed interest rate, once the Brookfield Account raised sufficient capital, including financing, to support the acquisition. In the event the applicable Brookfield Account does not obtain sufficient financing to purchase the warehoused investment and we cannot find another buyer for the investment, we may be forced to retain the investment, the value of which may have increased or declined.

•         Transacting with Brookfield.  When permitted by applicable law and subject to and in accordance with our Conflicts Policy, we may buy investments from or sell investments to Brookfield and/or Brookfield Accounts. Such transactions generally will require the approval of the Managing General Partner’s independent directors and, in connection with transactions with a Brookfield Account, the advisory committee of the applicable Brookfield Account.

•         Terms of an Investment by Brookfield Renewable May Benefit or Disadvantage Brookfield or a Brookfield Account.  In making certain decisions with regard to a potential investment by Brookfield Renewable (or by a Brookfield Account in which we are invested), Brookfield could face certain conflicts of interest between the interests of Brookfield Renewable (or the Brookfield Account), on the one hand, and the interests of Brookfield, the Investing Affiliate or a Brookfield Account that has already made a related investment, on the other hand.  Similarly, a prospective investment by Brookfield or a Brookfield Account may present a conflict of interest with respect to an investment by us. Subject to applicable law and our Conflicts Policy, Brookfield may cause us to invest in securities, bank loans or other obligations of companies affiliated with or advised by Brookfield or in which Brookfield, the Investing Affiliate or a Brookfield Account has an equity, debt or other interest, or to engage in investment transactions that may result in Brookfield, the Investing Affiliate or a Brookfield Account getting an economic benefit, being relieved of obligations or divested of investments. For example, we may make a debt or equity investment in an entity which is expected to use the proceeds of such investment to repay loans from Brookfield or a Brookfield Account. Depending on the circumstance, Brookfield or such Brookfield Account might benefit if we invested more money, thus providing sufficient funds to repay Brookfield or the Brookfield Account, or it might benefit if the loans remained outstanding and Brookfield or such Brookfield Account continued to receive payment under the existing loans, if the loans were on attractive terms (including an attractive interest rate) from the perspective of Brookfield or such Brookfield Account. Alternatively, Brookfield or a Brookfield Account might be in the position of making an investment that could be used to repay loans from us, which would present the opposite conflict. Similarly, such conflicts might also be present in other situations. For example, in certain circumstances, we may pursue a take-private, asset purchase or other material transaction with an issuer in which Brookfield, the Investing Affiliate or a Brookfield Account is invested, which may result in a benefit to Brookfield, the Investing Affiliate or the Brookfield Account. In situations where our activities may enhance Brookfield’s, the Investing Affiliate’s or a Brookfield Account’s profitability, Brookfield may take its, the Investing Affiliate’s or the Brookfield Account’s interests into consideration in connection with actions it takes on our behalf.

•         Investments with Related Parties.  In certain circumstances, we will participate in investments that involve Brookfield or Brookfield Accounts in equity or debt positions within a transaction. For example, Brookfield or Brookfield Accounts may: (i) enter into a joint transaction with us; (ii) be borrowers of certain investments or lenders in respect of Brookfield Renewable; or (iii) hold debt positions (either junior or senior to our positions) or other interests in an investment’s capital stack. The interests of Brookfield or Brookfield Accounts in such investments may differ from our interests and also may have been acquired at different times, at different prices and/or subject to different terms and conditions. As a result of these differences, Brookfield or Brookfield Accounts may manage such interests in a way that is different from ours (including, for example, by investing in different portions of an issuer’s capital structure, investing in the same portion but on different terms, obtaining exposure to the investment using different types of securities or instruments, voting securities in a different manner, and/or acquiring or disposing of its interests at different times than us).  In connection with the foregoing, Brookfield or Brookfield Accounts may pursue or enforce rights or activities, or refrain from pursuing or enforcing rights or activities, with respect to a particular investment in which we have invested, even though such actions or inaction could adversely affect us.  For example, if an issuer in which we have an investment and in which Brookfield or a Brookfield Account also has an investment, but at a different portion of the capital structure, becomes distressed or defaults on its obligations, Brookfield will have conflicting loyalties between its duties to us and to itself or to the Brookfield Account.  In such a situation Brookfield, acting on behalf of itself or a Brookfield Account, may seek a liquidation, reorganization or restructuring of the issuer that may have an adverse effect on our holdings in the same issuer, and our transactions may be effected at prices or terms that may be less favorable than would otherwise have been the case (or vice versa).  In addition, in the event that Brookfield or Brookfield Accounts hold voting securities of an issuer in which we hold loans, bonds, or other credit-related securities, Brookfield or such Brookfield Accounts may have the right to vote on certain matters that have an adverse effect on the positions held by us.  Furthermore, to the extent that Brookfield or a Brookfield Account has holdings in the same issuer as us, Brookfield may be incentivized to take its interests or the interests of such Brookfield Account into consideration in connection with actions it takes on behalf of Brookfield Renewable, even though taking such interests into account could adversely affect us.

In addition, we and Brookfield or a Brookfield Account may jointly acquire a portfolio of assets and thereafter divide up the assets. In this circumstance, Brookfield will determine the purchase price associated with each asset, which price may not represent the price we would have paid if we had acquired only the assets we ultimately retain. Furthermore, we and Brookfield or a Brookfield Account may jointly enter into a binding agreement to acquire an investment. If Brookfield or such Brookfield Account is unable to consummate such investment, we may be subject to additional liabilities, including the potential loss of any deposit or the obligation to fund the entire investment.  In addition, we may provide for the repayment of indebtedness and/or the satisfaction of guarantees on behalf of a Brookfield Account in connection with investments made by such Brookfield Account alongside Brookfield Renewable. Likewise, a Brookfield Account in which we are invested may provide for the repayment of indebtedness and/or the satisfaction of guarantees on behalf of co-investment vehicles in connection with investments made by such vehicles alongside the Brookfield Account.  In such circumstances, certain investors will benefit from such provision for repayment of indebtedness and/or the satisfaction of guarantees even though those investors are not providing the same level of credit support as us (or the Brookfield Account, as applicable). In the event the Brookfield Account (or a co-invest vehicle) does not satisfy its share of any payment in respect of any such borrowing, we (or the Brookfield Account in which we are invested, as applicable) will be contractually obligated to satisfy their share even if Brookfield Renewable (or the Brookfield Account) does not have recourse against the investor(s) benefiting from such support.

Subject to Brookfield policies, information barriers and applicable legal restrictions, other parts of Brookfield may (but are under no obligation to) refer investment opportunities to us, including investments in issuers in which Brookfield Accounts have existing investments. Referrals of such related investments give rise to potential conflicts of interest, including that an investment by us may benefit such Brookfield Accounts.

In situations in which we invest alongside Brookfield or a Brookfield Account, conflicts of interest will potentially arise with respect to the nature and timing of the initial investment and purchase price, the allocation of control rights, strategic objectives, timing of transactions, such as the disposition of all or part of an investment, or resolution of a liability in connection with an investment. These conflicts may result from various factors, including investments in different levels of the capital structure, different measurements of control, different risk profiles, different rights with respect to disposition alternatives, different investment horizons and different target rates of return.

As a result of the various conflicts and related issues described above, we could sustain losses during periods where Brookfield or a Brookfield Account achieve profits generally or with respect to particular holdings, or could achieve lower profits or higher losses than would have been the case had the conflicts described above not existed.

•         Pursuit of Investment Opportunities by Certain Non-Controlled Affiliates. Certain companies with which Brookfield may technically be affiliated: (i) are controlled, in whole or in part, by persons other than Brookfield, including, for example, joint ventures or similar arrangements with third parties where Brookfield does not have complete control; (ii) are separated from Brookfield pursuant to an information barrier; or (iii) do not coordinate or consult with Brookfield with respect to investment decisions (together, “Non-Controlled Affiliates”). Such Non-Controlled Affiliates may have investment mandates that overlap with our investment mandate and conflicts may arise therefrom. For example, the possibility exists that such Non-Controlled Affiliates or investment vehicles managed by such Non-Controlled Affiliates could pursue investment opportunities which are suitable for us but which are not made available to us since such Non-Controlled Affiliates do not consult with and/or are not wholly controlled by Brookfield. Similarly, certain of Brookfield’s investment activities are managed independently of, and carried out without any reference to the management of Brookfield Renewable. In certain instances, there are information barriers in place pursuant to which investment operations are managed independently of each other and information is not generally shared relating to such activities.

•         Arrangements with Brookfield.  Our relationship with Brookfield involves a number of arrangements, including the Master Services Agreement and Relationship Agreement, pursuant to which Brookfield provides various services, including access to financing arrangements and acquisition opportunities. Certain of these arrangements were effectively determined by Brookfield in the context of the formation of BEP, and therefore may contain terms that are less favorable than those which otherwise might have been negotiated between unrelated parties. Circumstances may arise in which these arrangements will need to be amended or new arrangements will need to be entered into, and conflicts of interest between Brookfield Renewable and Brookfield may arise in negotiating such new or amended arrangements.  Furthermore, Brookfield is generally entitled to share in the returns generated by our operations, which could create an incentive for it to assume greater risks when making decisions than it otherwise would in the absence of such arrangements.  In addition, our investment in Brookfield Accounts provides Brookfield with certain ancillary benefits, such as satisfying Brookfield’s commitment to invest in such accounts (which Brookfield would otherwise need to satisfy from different sources) and assisting Brookfield in marketing the Brookfield Accounts.

•         Fees for Services.  Brookfield Renewable may be retained to perform certain services to Brookfield, Brookfield Accounts and/or companies and assets they are invested in that would otherwise be provided by third parties. To the extent we provide such services, we will generally be compensated (i) at rates for the relevant services that do not exceed the rates that Brookfield reasonably believes to be customarily charged (at such time) for similar services by (a) persons engaged in the same or substantially similar activities or (b) Brookfield in its provision of the same or substantially similar services to one or more third parties (such rates, the “Customary Rates”); provided that, if Customary Rates are not able to be determined, such services may be provided at cost (including an allocable share of internal costs), and (ii) at such other rates for the relevant services approved by the Managing General Partner’s independent directors. In determining Customary Rates, Brookfield will seek to determine what one or more comparable service providers who are engaged in the same or substantially similar activities as Brookfield charge in the ordinary course for similar services at the time of determination. While Brookfield will determine in good faith what rates it believes are customary for such services at such time, there will likely be variances in the marketplace based on an array of factors that affect service providers and the prices of their services, including loss leader pricing strategies or other marketing practices, integration efficiencies, geographic market differences and the quality of the services provided. Brookfield will make a good faith determination as to what it believes to be the Customary Rate at such time, and may base its determination on one or more factors, including market knowledge, prices charged by competitors, prices charged by Brookfield to one or more third parties, a third party valuation agent, commodity or other price forecasting, prices required in order to meet certain regulatory requirements or qualify for particular governmental programs or other subjective and objective metrics. However, there can be no assurances that the rates charged by us will not be less than those charged by certain similarly-situated service providers in any given circumstance. If the market rate for any service increases such that it is greater than the rate charged by us, then we may be obligated to continue to provide the applicable service at a below-market rate.

In the ordinary course, Brookfield employees are hired or retained by, or seconded or otherwise allocated to (in whole or in part), Brookfield Renewable and/or portfolio companies in which we are (directly or indirectly) invested for performance of operating services or roles that in the normal course are expected to be carried out by Brookfield Renewable personnel.  In connection with any such arrangement, all or a portion of the compensation and overhead expenses relating to such employees (including base salaries, benefits and incentive compensation (which may include long term incentive awards of equity or options for equity in Brookfield), among other things) will directly or indirectly be borne by us. The compensation and overhead expenses relating to such employees generally will be within the market compensation range for the roles filled in the relevant market based on one or more of the following (i) market compensation studies or guidance provided by third parties, (ii) recent market hires made by Brookfield Renewable for comparable positions, (iii) the employee’s peers at Brookfield and Brookfield Renewable, and/or (iv) specific compensation reviews conducted by compensation consultants. For these purposes, given how certain compensation arrangements are structured and valued (particularly various forms of incentive compensation that vest over time and whose value upon payment is based on estimates) and how overhead expenses are generally allocated, in each case requiring certain judgments and assumptions, there can be no assurance that Brookfield Renewable will not bear higher costs than we would have had such expenses been valued, allocated or charged differently.

Brookfield and its personnel will receive certain intangible and/or other benefits and/or perquisites arising or resulting from their activities on behalf of Brookfield Renewable which will not reduce fees or other expenses or otherwise be borne by Brookfield Renewable.  For example, airline travel and hotel stays incurred as direct or indirect expenses of Brookfield Renewable typically result in “miles” or “points” or credit in loyalty/status programs, and such benefits and/or amounts will, whether or not de minimis or difficult to value, inure exclusively to Brookfield and/or such personnel (and not Brookfield Renewable) even though the cost of the underlying service is borne by directly or indirectly by Brookfield Renewable.  In addition, Brookfield may make available certain discount programs to its employees as a result of Brookfield’s relationship with a portfolio company, such as “friends and family” and similar discounts.

•         Brookfield Investments in Companies. Brookfield (or Brookfield Accounts) will from time to time make equity or other investments in companies or businesses that provide services to or otherwise contract with us, Brookfield Accounts in which we are invested or our direct or indirect portfolio companies.  In particular, Brookfield has in the past entered into, and expects to continue to enter into, relationships with companies in technology and other sectors and industries in which Brookfield has broad expertise and knowledge, whereby Brookfield acquires an equity or other interest in such companies that may, in turn, transact with us, Brookfield Accounts in which we are invested or our direct or indirect portfolio companies.  For example, Brookfield (through an investment program referred to as Brookfield Ventures) invests in emerging technology companies that develop and offer technology products that may be of relevance to us, Brookfield Accounts in which we are invested or our direct or indirect portfolio companies (as well as third-party companies).  In connection with such relationships, Brookfield may, and often will, refer, introduce or otherwise facilitate transactions between such companies and us, Brookfield Accounts in which we are invested or our direct or indirect portfolio companies, which may, and often will, result in benefits to Brookfield, including via increased profitability of the relevant company, as well as financial incentives and/or milestones which benefit Brookfield (including through increased equity allotments), which may be significant.  Such financial incentives that inure to or benefit Brookfield pose an incentive for Brookfield to cause us, Brookfield Accounts in which we are invested or our direct or indirect portfolio companies to enter into such transactions that may or may not have otherwise been entered into.  Financial incentives derived from relationships with such companies will generally not be shared with us.  Furthermore, such transactions are likely to contribute to the development of expertise, reputational benefits and/or the development of new products or services by Brookfield and/or the companies or businesses that Brookfield is invested in, which Brookfield will seek to capitalize on to generate additional benefits that are likely to inure solely to Brookfield and not to us.  For the avoidance of doubt, any of the arrangements and/or benefits described in this paragraph will not require notice to, or the consent of, our Unitholders.

•         Sharing of Services.  In certain circumstances, in order to create efficiencies and optimize performance, one or more of our investments or Operating Entities may determine to share the operational, legal, financial, back-office or other resources of another of our investments or Operating Entities, or of an investment, portfolio company or asset of Brookfield or a Brookfield Account. In connection therewith, the costs and expenses related to such services will be allocated among the relevant entities on a basis that Brookfield determines in good faith is fair and equitable.

•         Affiliated Transactions.  In the ordinary course of business, certain of our investments may receive services from, or participate in transactions or other arrangements with, portfolio companies invested in by Brookfield or Brookfield Accounts in which we are not invested. Such transactions and/or arrangements may not have been entered into but for the affiliation or relationship with Brookfield and, in certain cases, may replace transactions and/or arrangements with third parties. For example, one or our investee companies may be a tenant of a portfolio company of Brookfield or a Brookfield Account. These transactions and/or arrangements are expected to be entered into on an arm’s length basis at Customary Rates in accordance with our Conflicts Policy. In addition, certain such engagements may involve performance-based compensation (“Operating Performance Compensation”) payable to certain management members of the applicable operating affiliate providing the service. The cost of such Operating Performance Compensation and any other related fees and expenses in connection with services provided by the operating affiliate will be borne entirely by us or the investee company receiving the service (and indirectly by us based on our direct or indirect interest in such investee company). For the avoidance of doubt, Brookfield or the operating affiliate may subcontract with third parties for the provision of the services Brookfield or the operating affiliate was engaged to provide.

While such transactions and/or arrangements have the potential for inherent conflicts of interest, Brookfield believes that our access to Brookfield and its and Brookfield Accounts’ portfolio companies enhances our capabilities and is an integral part of our operations.  These transactions and/or arrangements will not require the consent of our Unitholders.

•         Information Sharing. Because of the extensive scope of Brookfield’s activities, Brookfield often has or obtains information that can be utilized by Brookfield across multiple strategies. For example, information Brookfield has or acquires through its management of Brookfield Accounts or its own investing activities may be used by Brookfield to identify or evaluate potential investments for us. Conversely, information Brookfield has or acquires in connection with our activities may be used for the benefit of Brookfield or Brookfield Accounts (and, for the avoidance of doubt, Brookfield will have no duty (contractual, fiduciary or otherwise) to keep such information confidential from, or not to use such information in connection with the investment activities of, itself or Brookfield Accounts). Brookfield may trade, or may cause Brookfield Accounts to trade, on the basis of information it has or obtained through our investment and operations activities. In some cases, this trading may result in Brookfield or a Brookfield Account taking a position that is different from, and potentially adverse to, a position taken by us, or may result in Brookfield or a Brookfield Account benefiting from our investment activities. Brookfield has implemented policies and procedures to mitigate potential conflicts of interest and address certain regulatory requirements and contractual restrictions with respect to communication and information sharing. Such policies and procedures may reduce synergies across Brookfield’s various activities, which could negatively affect Brookfield’s or our ability to pursue attractive investment opportunities that would otherwise be available to Brookfield or us if such policies and procedures were not implemented. From time to time, such policies and procedures may result in Brookfield Renewable, Brookfield or Brookfield Accounts having reduced investment opportunities or investment flexibility, or may otherwise restrict us, Brookfield or Brookfield Accounts in their activities with respect to such information.

Regardless of the existence of information barriers, Brookfield will not have any obligation or other duty to make available for our benefit any information regarding Brookfield’s trading activities, strategies or views, or the activities, strategies or views used for other Brookfield Accounts.  Furthermore, to the extent that Brookfield has access to analysis, models and/or information developed by Brookfield and its personnel, Brookfield will not be under any obligation or other duty to effect transactions on behalf of Brookfield Renewable in accordance with such analysis and models.  In the event Brookfield elects not to share certain information with us, we may make investment decisions that differ from those it would have made if Brookfield had provided such information, which may be disadvantageous to us.

•         Material Non-Public Information; Trading Restrictions.  From time to time, our ability to buy or sell certain securities may be restricted by applicable securities laws, regulatory requirements, information held by Brookfield, contractual obligations applicable to Brookfield, and potential reputational risks relating to us, Brookfield or Brookfield Accounts (including Brookfield’s internal policies designed to comply with these and similar requirements).  Brookfield might not engage in transactions or other activities for, or enforce certain rights in favor of, us due to Brookfield’s activities outside Brookfield Renewable and regulatory requirements, policies, and reputational risk assessments.

Brookfield may possess material, non-public information about a company that would limit our ability to buy and sell securities related to that company (or, potentially, to other companies). For example, Brookfield personnel take seats on boards of directors of, or have board of directors observer rights with respect to, portfolio companies in which Brookfield invests (including on our behalf).  In such situations, Brookfield may be limited and/or restricted in its ability to trade in the securities of the company (or other companies about which the company has material non-public information). This may adversely affect our ability to make and/or dispose of certain investments.

Furthermore, as a result of applicable regulations, in certain circumstances, our position in an investment may be aggregated with a position held by Brookfield (including parts of Brookfield that are separated by an information barrier) and Brookfield Accounts. This could require us, together with such other Brookfield parties, to make certain disclosure filings or could otherwise restrict our activities with respect to such investment.

•         Client and Other Relationships. Brookfield is permitted to pursue other business activities (including through portfolio companies that it and Brookfield Accounts invest in) and provide services to third parties that compete directly with our business and activities without providing us with an opportunity to participate, which could result in the allocation of Brookfield’s resources, personnel and acquisition opportunities to others who compete with us.  In addition, certain portfolio companies in which Brookfield and/or Brookfield Accounts are invested in may provide investment banking and other advisory services to third parties with respect to assets in which we may be invested or seeking to invest. The interests of such portfolio companies in such circumstances may conflict with (and potentially be adverse to) our interests, and we may compete with such portfolio companies (and their third party clients) in pursuing certain investments.  Brookfield generally implements policies and procedures (including, for example, information barriers) to mitigate potential conflicts of interest and address certain regulatory requirements relating to these potential circumstances.

•         Limited Liability of Brookfield.  The liability of Brookfield and its directors is limited under our arrangements with them, and we have agreed to indemnify Brookfield and its directors against claims, liabilities, losses, damages, costs or expenses which they may face in connection with those arrangements, which may lead them to assume greater risks when making decisions than they otherwise would if such decisions were being made solely for their own account, or may give rise to legal claims for indemnification that are adverse to the interests of our Unitholders.

•         Valuation of Our Investments.  Brookfield performs certain valuation services related to our securities and assets.  Brookfield performs such services in accordance with its valuation policies. From time to time, Brookfield may value a similar or identical asset differently for Brookfield Renewable than for itself or a Brookfield Account, including because Brookfield Renewable, Brookfield and Brookfield Accounts are subject to different valuation guidelines pursuant to our and their respective governing agreements (e.g., in connection with differing applicable regulatory restrictions), different third-party vendors are hired to perform valuation functions for Brookfield Renewable, Brookfield or the Brookfield Accounts, or otherwise.  In addition, Brookfield faces a conflict with respect to valuations generally because of their effect on Brookfield’s fees and other compensation.

•         Brookfield Public Securities Group.  Brookfield is an active participant, as agent and principal, in the global fixed income, currency, commodity, equities and other markets. Certain of Brookfield’s investment activities are managed independently of, and carried out without any reference to, the management of Brookfield Renewable. For example, Brookfield may invest, trade or make a market in the equity, debt or other interests of our portfolio companies without regard to the impact on us of such activities. In particular, Brookfield’s Public Securities Group (“PSG”), manages investment funds and accounts that invest in public debt and equity markets. There is currently an information barrier in place pursuant to which PSG manages its investment operations independently of other parts of Brookfield and does not generally share information relating to such activities. As a result, PSG will not share investment opportunities that may otherwise be suitable for Brookfield Renewable with us, and Brookfield Renewable will have no rights with respect to such opportunities. In addition, in certain circumstances, funds and/or accounts managed by PSG may hold an interest in one of our investments and, as a result of different investment objectives and views, PSG may manage such interests in a way that is different from us (including, for example, by investing in different portions of an issuer’s capital structure, short selling securities, voting securities in a different manner, and/or selling its interests at different times than us). As a result of the information sharing barrier our investment team may not be aware of, and may not have the ability to manage, such conflicts. Brookfield may decide at any time, and without notice to our Unitholders, to remove or modify such information barrier. In the event that the information barrier is removed or modified, Brookfield may be subject to certain protocols, obligations and restrictions in managing us, including, for example, conflicts-management protocols, aggregated regulatory reporting obligations and certain potential investment-related restrictions.

•         Service Providers.  Our service providers or service providers of our portfolio companies (including deal sourcers, consultants, lenders, brokers, accountants, attorneys and outside directors) may be (or their affiliates may be) Unitholders and/or sources of investment opportunities and counterparties therein, or may otherwise participate in transactions or other arrangements with us and/or Brookfield or Brookfield Accounts. These factors may influence Brookfield in deciding whether to select such a service provider. Notwithstanding the foregoing, Brookfield will only select a service provider to the extent Brookfield determines that doing so is appropriate for us given all surrounding facts and circumstances and is consistent with Brookfield’s responsibilities under applicable law, provided that, for the avoidance of doubt, Brookfield often will not seek out the lowest-cost option when engaging such service providers as other factors or considerations typically prevail over cost.

Our service providers may charge different rates to different recipients based on the specific services provided, the personnel providing the services, or other factors.  As a result, the rates paid with respect to these service providers by us, on the one hand, may be more or less favorable than the rates paid by Brookfield or Brookfield Accounts, on the other hand. Brookfield or Brookfield Accounts may hold investments in companies that provide services to entities in which we invest generally, and, subject to applicable law, Brookfield may refer or introduce such companies’ services to entities that have issued securities held by us.

•         Advisors.  Brookfield may engage or retain strategic advisors, senior advisors, operating partners, executive advisors, consultants and/or other professionals who are not employees or affiliates of Brookfield (which may include former Brookfield employees as well as current and former executive officers of Brookfield portfolio companies) and who are expected, from time to time, to receive payments from, or allocations or performance-based compensation with respect to, our portfolio companies (as well as from us, Brookfield or Brookfield Accounts in which we are invested). In such circumstances, such payments from, or allocations or performance-based compensation with respect to, our direct and indirect portfolio companies and/or BEP or Brookfield Accounts in which we are invested may be treated as our expenses or of such Brookfield Accounts. These strategic advisors, senior advisors, operating partners, executive advisors, consultants and/or other professionals (which may include certain former Brookfield employees) may be offered the ability to co-invest alongside Brookfield Renewable, including in those investments in which they are involved (and for which they may be entitled to receive performance-based compensation, which will reduce our returns), or otherwise participate in equity plans for management of a portfolio company. In certain cases, these persons may have certain attributes of Brookfield “employees” (e.g., they may have dedicated offices at Brookfield and/or participate in certain benefit arrangements typically reserved for Brookfield employees) even though they are not considered Brookfield employees, affiliates or personnel. Brookfield expects, where applicable, to allocate the costs of such personnel to the applicable portfolio companies, to us and/or to Brookfield Accounts in which we are invested.  Payments or allocations to Brookfield’s strategic advisors, senior advisors, operating partners, executive advisors, consultants and other similar professionals can be expected to increase the overall costs and expenses borne indirectly by unitholders. There can be no assurance that any of the strategic advisors, senior advisors, operating partners, executive advisors, consultants and/or other professionals will continue to serve in such roles and / or continue their arrangements with Brookfield and/or any portfolio companies or Brookfield Accounts.

•         Diverse Interests.  The various types of investors in and beneficiaries of Brookfield Renewable, including Brookfield, may have conflicting investment, tax and other interests with respect to their interests.  When considering a potential investment for us, Brookfield will generally consider our investment objectives, not the investment objectives of any particular investor or beneficiary.  Brookfield may make decisions, including with respect to tax or other reporting positions, from time to time that may be more beneficial to one type of investor or beneficiary than another, or to Brookfield than to investors or beneficiaries unaffiliated with Brookfield.  Brookfield reserves the right on behalf of itself and its affiliates to take actions adverse to us or other Brookfield Accounts in these circumstances, including withholding amounts to pay actual or potential tax liabilities.

Furthermore, Brookfield Renewable and any entities with which we co-invest may have conflicting investment, tax and other interests with respect to the investments we make directly or indirectly.  Conflicts of interest may arise in connection with the structure of the investments or decisions made by Brookfield which may be more beneficial for another investing entity and its partners, on the one hand, than for us and our Unitholders, on the other hand (or vice versa) (for instance, the manner in which investments are structured, financed and/or harvested may produce tax results that are favorable to an investing entity targeted to non-U.S. investors, but not to us (or vice versa), or are favorable to a taxable investor, as compared to a tax-exempt investor (or vice versa)).

•         Reputational Considerations.  Given the nature of its broader platform, Brookfield has an interest in preserving its reputation, including with respect to certain of its affiliates, and in certain circumstances, such reputational considerations may conflict with our interests. The Managing General Partner or Brookfield may make decisions on our behalf for reputational reasons that may not be directly aligned with the interests of Unitholders or consistent with the determination the Managing General Partner or Brookfield otherwise would have made absent its interest in Brookfield’s broader reputation.  For example, Brookfield may limit transactions and activities on our behalf for reputational or other reasons, including where Brookfield is providing (or may provide) advice or services to an entity involved in such activity or transaction, where a Brookfield Account is or may be engaged in the same or a related activity or transaction to that being considered on our behalf, where a Brookfield Account has an interest in an entity involved in such activity or transaction, or where such activity or transaction on behalf of or in respect of Brookfield Renewable could affect the Managing General Partner, Brookfield, Brookfield Accounts or their activities.

•         Possible Future Activities.  Brookfield may expand the range of services that it provides over time. Except as provided herein, Brookfield will not be restricted in the scope of its business or in the performance of any services (whether now offered or undertaken in the future) even if such activities could give rise to conflicts of interest, and whether or not such conflicts are described herein.  Brookfield has, and will continue to develop, relationships with a significant number of companies, financial sponsors and their senior managers, including relationships with companies that may hold or may have held investments similar to those intended to be made by us. These companies may themselves represent appropriate investment opportunities for us or may compete with us for investment opportunities.

See Item 3.D. “Key Information - Risk Factors - Risks Relating to Our Relationship with Brookfield”.

Other Related Party Transactions

The $400 million committed unsecured revolving credit facility provided by Brookfield, at LIBOR plus 2%, has been extended for one year to December 2019 on the same terms.

Brookfield had placed funds on deposit with Brookfield Renewable during the second quarter of 2018 in the amount of $200 million. Interest earned on the deposits was at market terms and all funds on deposit, including accrued interest, were returned to Brookfield before the end of the third quarter of 2018.

In the first quarter of 2019, Brookfield placed funds on deposit with Brookfield Renewable in the amount to of $251 million.  Interest earned on the deposit is at market terms.

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

Holders of the Series 13 Preferred Units are entitled to receive a cumulative quarterly fixed distribution at a rate of 5.00% annually for the initial period ending April 30, 2023.  Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the 5 year Government of Canada bond yield plus 3.00%, and (ii) 5.00%.  Holders of Series 13 Preferred Units will have the right to reclassify their Series 13 Preferred Units, subject to certain conditions, into Series 14 Preferred Units. Holders of Series 14 Preferred Units will be entitled to receive a cumulative quarterly floating distribution at a rate equal to the 90 day Canadian Treasury Bill yield plus 3.00%.

Holders of the Series 11 Preferred Units are entitled to receive a cumulative quarterly fixed distribution at a rate of 5.00% annually for the initial period ending April 30, 2022.  Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the 5 year Government of Canada bond yield plus 3.82%, and (ii) 5.00%.  Holders of Series 11 Preferred Units will have the right to reclassify their Series 11 Preferred Units, subject to certain conditions, into Series 12 Preferred Units. Holders of Series 12 Preferred Units will be entitled to receive a cumulative quarterly floating distribution at a rate equal to the 90 day Canadian Treasury Bill yield plus 3.82%.

Holders of the Series 9 Preferred Units are entitled to receive a cumulative quarterly fixed distribution at a rate of 5.75% annually for the initial period ending July 31, 2021.  Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the 5 year Government of Canada bond yield plus 5.01%, and (ii) 5.75%.  Holders of Series 9 Preferred Units will have the right to reclassify their Series 9 Preferred Units, subject to certain conditions, into Series 10 Preferred Units. Holders of Series 10 Preferred Units will be entitled to receive a cumulative quarterly floating distribution at a rate equal to the 90 day Canadian Treasury Bill yield plus 5.01%.

Holders of the Series 7 Preferred Units are entitled to receive a cumulative quarterly fixed distribution at a rate of 5.50% annually for the initial period ending January 31, 2021. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the 5 year Government of Canada bond yield plus 4.47%, and (ii) 5.50%. Holders of Series 7 Preferred Units will have the right to reclassify their Series 7 Preferred Units, subject to certain conditions, into Series 8 Preferred Units. Holders of the Series 8 Preferred Units will be entitled to receive a cumulative quarterly floating distribution at a rate equal to the 90 day Canadian Treasury Bill yield plus 4.47%.

Holders of the Series 5 Preferred Units are entitled to receive fixed cumulative preferential cash distributions, as and when declared by the Managing General Partner, payable quarterly on the last day of January, April, July and October in each year at an annual rate equal to 5.59%, less any tax required to be deducted and withheld.

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

On February 11, 2016 the Amended and Restated Limited Partnership Agreement of BEP was amended to authorize and create the Series 5 Preferred Units. On the same date, BEP issued 2,885,496 Series 5 Preferred Units and acquired 2,885,496 BRELP Series 5 Preferred Units.

On May 25, 2016, the Amended and Restated Limited Partnership Agreement of BEP was amended to authorize and create the Series 9 Preferred Units and the Series 10 Preferred Units. On the same date, BEP issued 8 million Series 9 Preferred Units and acquired 8 million BRELP Series 9 Preferred Units.

On February 14, 2017, as further amended on February 28, 2019, the Amended and Restated Limited Partnership Agreement of BEP was amended to authorize and create the Series 11 Preferred Units and the Series 12 Preferred Units. On the same date, BEP issued 10 million Series 11 Preferred Units and acquired 10 million BRELP Series 11 Preferred Units.

On January 16, 2018, as further amended on February 28, 2019, the Amended and Restated Limited Partnership Agreement of BEP was amended to authorize and create the Series 13 Preferred Units and the Series 14 Preferred Units. On the same date, BEP issued 10 million Series 13 Preferred Units and acquired 10 million BRELP Series 13 Preferred Units.

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

		Quarterly		Annually
(MILLIONS, EXCEPT AS NOTED)	Units	Per Unit	Total	Per Unit	Total
Illustrative distribution		$0.5000		$2.00
First Distribution Threshold		$0.3750		$1.50
Total units of BRELP (1)	265
Total first distribution			$99.4		$397.6
Distribution in excess of First Distribution Threshold		$0.0475		$0.19
Total units of BRELP (1)	265
Second distribution to partners			$12.6		$50.4
15% incentive distribution to general partner			2.2		8.8
Total second distribution			$14.8		$59.2
Distribution in excess of Second Distribution Threshold		$0.0775		$0.31
Total units of BRELP (1)	265
Third distribution to partners			$20.5		$82
25% incentive distribution to general partner			6.8		27.2
Total third distribution			$27.3		$109.2

Total distributions to partners including
incentive distributions			$141.5		$566

Total incentive distributions to general partner			$9		$36

(1)          Includes (a) class A non-voting limited partnership interests in BRELP held by Brookfield Renewable, (b) Redeemable/Exchangeable partnership units of BRELP that are held by Brookfield and that are redeemable for cash or exchangeable for LP Units in accordance with the Redemption-Exchange Mechanism and (c) general partnership interests in BRELP.

The table below sets forth all management fees and incentive distributions that have been earned for the year ended December 31:

(MILLIONS)	2018	2017	2016
Base management fee (1)	$79.7	$82.1	$65.7
Incentive distribution	39.4	29.5	19.1
	$119.1	$111.6	$84.8

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

The following is a summary of certain provisions attaching to or affecting each series of Class A Preference Shares as a series:

Series	Ticker	Authorized	Issued and Outstanding	Amount (C$ million)(1)	Cumulative Annual Dividend Rate	Earliest Redemption Date	Redemption Price Per Share (C$)(2) (3)	Holder’s Conversion Option
1	BRF. PR.A	10,000,000	5,449,675	136	The annual fixed dividend rate for each 5-year fixed rate period will be the sum of the Government of Canada Yield plus 2.62%	30-Apr-20	$25.00 on April 30, 2020 and April 30 every five years thereafter	Into Series 2 on a one-for-one basis on April 30, 2020 and on April 30 every five years thereafter and automatically in certain circumstances
2	BRF. PR.B	10,000,000	4,510,389	113	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 2.62%	30-Apr-20	$25.00 on April 30, 2020 and April 30 every five years thereafter	Into Series 1 on a one-for-one basis on April 30, 2020 and on April 30 every five years thereafter and automatically in certain circumstances
3	BRF. PR.C	10,000,000	9,961,399	249	C$1.10 per share until July 31, 2019; thereafter the annual fixed dividend rate for each 5-year fixed rate period will be the sum of the Government of Canada Yield plus 2.94%	31-Jul-19	$25.00 on July 31, 2019 and July 31 every five years thereafter	Into Series 4 on a one-for-one basis on July 31, 2019 and on July 31 every five years thereafter and automatically in certain circumstances
4	N/A	10,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 2.94%	31-Jul-19	$25.00 for redemptions on July 31, 2024 and July 31 every five years thereafter; $25.50 otherwise	Into Series 3 on a one-for-one basis on July 31, 2019 and on July 31 every five years thereafter and automatically in certain circumstances
5	BRF. PR.E	7,000,000	4,114,504(4)	175	C$1.25 per share	30-Apr-18	$26.00 if before April 30, 2019, with annual $0.25 decreases until April 30, 2022; $25.00 thereafter	N/A
6	BRF. PR.F	7,000,000	7,000,000	175	C$1.25 per share	31-Jul-18	$26.00 if before July 31, 2019, with annual $0.25 decreases until July 31, 2022; $25.00 thereafter	N/A

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

Finco

Finco is an indirect wholly-owned subsidiary of BEP incorporated under the ABCA on September 14, 2011. Other than approximately C$2.2 billion aggregate principal amount of publicly-issued Finco Bonds and notes receivable from an indirect wholly-owned subsidiary of BEP, Finco has no significant assets or liabilities, no subsidiaries and no operations of its own.

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

			Principal Amount as
			at December 31, 2018
Medium-term notes	Maturity	Interest Rate	(in millions)
Series 4 (C$150 million)	2036	5.84%	C$150 million
Series 7 (C$450 million)	2020	5.14%	C$450 million
Series 8 (C$400 million)	2022	4.79%	C$400 million
Series 9 (C$400 million)	2025	3.75%	C$400 million
Series 10 (C$500 million)	2027	3.63%	C$500 million
Series 11 (C$300 million)	2029	4.25%	C$300 million

Bond Indenture and Guarantees

The Bond Indenture provides for the issuance of one or more series of unsecured debentures or notes of Finco, a wholly-owned subsidiary of BEP, by way of supplemental indentures. The Bond Indenture amends and restates the trust indenture dated as of December 16, 2004, as amended, supplemented or restated, between Brookfield, Bank of New York Mellon and BNY Trust Company of Canada (the “Original Bond Indenture”). The Bond Indenture provided for Finco to assume Brookfield’s obligations in respect of the Series 3, Series 4 and Series 7 notes issued under supplemental indentures to the Original Bond Indenture. The Amended and Restated Second Supplemental Indenture to the Original Bond Indenture, dated October 27, 2006, provides for the issue of C$200 million aggregate principal amount of Series 3 medium term notes and C$150 million aggregate principal amount of Series 4 medium term notes. The Fifth Supplemental Indenture to the Original Bond Indenture, dated November 27, 2009, provides for the issue of C$450 million aggregate principal amount of Series 7 notes. The Seventh Supplemental Indenture dated February 7, 2012, provides for the issue of C$400 million aggregate principal amount of Series 8 notes. The Ninth Supplemental Indenture dated March 6, 2015, provides for the issue of C$400 million aggregate principal amount of Series 9 notes. The Tenth Supplemental Indenture dated August 12, 2016, provides for the issue of C$500 million aggregate principal amount of Series 10 notes. The Eleventh Supplemental Indenture dated September 20, 2018, provides for the issue of C$300 million aggregate principal amount of Series 11 medium term notes representing Brookfield Renewable’s inaugural, corporate-level green bond in Canada. Finco Bonds are unconditionally guaranteed by BEP and the other Finco Bond Guarantors as to payment of the principal of, premium, if any, and interest on all debentures issued by Finco under the Bond Indenture from time to time and all other obligations and liabilities owing by Finco to the trustee under the Bond Indenture. Pursuant to the guarantees, each of the Finco Bond Guarantors has agreed to not enter into any transaction whereby all or substantially all of the undertaking, property and assets of the Finco Bond Guarantor would become the property of any other person unless the other person assumed the obligations of the Finco Bond Guarantor under the guarantee and certain other conditions are met or unless the transaction is between or among any one or more of Finco, the Finco Bond Guarantor, another Finco Bond Guarantor and/or any subsidiary of any of them. The rights, obligations and liabilities of a Finco Bond Guarantor will terminate in the event that it transfers all or substantially all of its assets to another Finco Bond Guarantor.

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

•        Third Amended and Restated Limited Partnership Agreement of BRELP, dated February 11, 2016, as amended on May 25, 2016, February 14, 2017, January 16, 2018 and February 28, 2019 (see Item 10.B “Memorandum and Articles of Association — Description of our LP Units, Preferred Units and the Amended and Restated Limited Partnership Agreement of BEP”).

•        Fourth Amended and Restated Limited Partnership Agreement of BEP, dated May 3, 2016, as amended on May 25, 2016, February 14, 2017, January 16, 2018, and February 28, 2019 (see Item 10.B “Memorandum and Articles of Association — Description of our LP Units, Preferred Units and the Amended and Restated Limited Partnership Agreement of BEP”).

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

Material U.S. Federal Income Tax Considerations

This summary discusses the material United States federal income tax considerations for LP Unitholders relating to the ownership and disposition of LP Units as of the date hereof. This summary is based on provisions of the U.S. Internal Revenue Code, on the Treasury Regulations promulgated under the U.S. Internal Revenue Code, and on published administrative rulings, judicial decisions, and other applicable authorities, all as in effect on the date hereof and all of which are subject to change at any time, possibly with retroactive effect. This summary is necessarily general and may not apply to all categories of investors, some of whom may be subject to special rules, including, without limitation, persons that own (directly or indirectly, applying certain attribution rules) 5% or more of our LP Units, dealers in securities or currencies, financial institutions or financial services entities, mutual funds, life insurance companies, persons that hold LP Units as part of a straddle, hedge, constructive sale or conversion transaction with other investments, persons whose LP Units are loaned to a short seller to cover a short sale of LP Units, persons whose functional currency is not the U.S. dollar, persons who have elected mark-to-market accounting, persons who hold LP Units through a partnership or other entity treated as a pass-through entity for U.S. federal income tax purposes, persons for whom LP Units are not a capital asset, persons who are liable for the alternative minimum tax and certain U.S. expatriates or former long-term residents of the United States. This summary does not address any tax consequences to holders of Preferred Units. Tax-exempt organizations are addressed separately below. The actual tax consequences of the ownership and disposition of LP Units will vary depending on an LP Unitholder’s individual circumstances.

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

Partnership Status of BEP and BRELP

Each of BEP and BRELP has made a protective election to be classified as a partnership for U.S. federal tax purposes. An entity that is treated as a partnership for U.S. federal tax purposes generally incurs no U.S. federal income tax liability. Instead, each partner is required to take into account its allocable share of items of income, gain, loss, deduction, or credit of the partnership in computing its U.S. federal income tax liability, regardless of whether cash distributions are made. Distributions of cash by a partnership to a partner generally are not taxable unless the amount of cash distributed to a partner is in excess of the partner’s adjusted basis in its partnership interest.

Legislation that became effective for taxable years beginning after December 31, 2017, may impose liability for adjustments to a partnership’s tax returns on the partnership itself in certain circumstances, absent an election to the contrary. The effects of the application of this legislation on BEP and BRELP are uncertain. Each LP Unitholder should consult an independent tax advisor regarding all aspects of this legislation as it affects such LP Unitholder’s particular circumstances. See below under “Administrative Matters – Information Returns and Audit Procedures”.

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

Limitations on interest deductions. A U.S. Holder’s share of BEP’s interest expense, if any, is likely to be treated as “investment interest” expense. For a non-corporate U.S. Holder, the deductibility of “investment interest” expense generally is limited to the amount of such holder’s “net investment income”. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment.  A U.S. Holder’s share of BEP’s dividend and interest income will be treated as investment income, although “qualified dividend income” subject to reduced rates of tax in the hands of an individual will only be treated as investment income if such individual elects to treat such dividend as ordinary income not subject to reduced rates of tax. In addition, state and local tax laws may disallow deductions for a U.S. Holder’s share of BEP’s interest expense.  Under Section 163(j) of the U.S. Internal Revenue Code, additional limitations may apply to a corporate U.S. Holder’s share of BEP’s interest expense, if any.

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

Based on the organizational structure of BEP, as well as BEP’s expected income and assets, the Managing General Partner and the BRELP General Partner currently believe that a U.S. Holder is unlikely to be regarded as owning an interest in a PFIC solely by reason of owning LP Units during the taxable year ending December 31, 2019. However, there can be no assurance that an existing BEP entity or a future entity in which BEP acquires an interest will not be classified as a PFIC with respect to a U.S. Holder, because PFIC status is a factual determination that depends on the assets and income of a given entity and must be made on an annual basis. Moreover, in order to ensure that it satisfies the Qualifying Income Exception, among other reasons, BEP may decide to hold an existing or future Operating Entity through a Holding Entity that would be classified as a PFIC. See “— Investment Structure” below.

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

However, there can be no assurance that the law will not change or that the IRS will not deem BEP to be engaged in a U.S. trade or business. If, contrary to the Managing General Partner’s expectations, BEP is treated as engaged in a U.S. trade or business, then a Non-U.S. Holder generally would be required to file a U.S. federal income tax return, even if no effectively connected income were allocable to it. If BEP were to have income treated as effectively connected with a U.S. trade or business, then a Non-U.S. Holder would be required to report that income and would be subject to U.S. federal income tax at the regular graduated rates. In addition, BEP generally would be required to withhold U.S. federal income tax on such Non-U.S. Holder’s distributive share of such income. A corporate Non-U.S. Holder might also be subject to branch profits tax at a rate of 30%, or at a lower treaty rate, if applicable. If, contrary to expectation, BEP were engaged in a U.S. trade or business, then gain or loss from the sale of LP Units by a Non-U.S. Holder would be treated as effectively connected with such trade or business to the extent that such Non-U.S. Holder would have had effectively connected gain or loss had BEP sold all of its assets at their fair market value as of the date of such sale. In such case, any such effectively connected gain generally would be taxable at the regular graduated rates, and the amount realized from such sale generally would be subject to a 10% U.S. federal withholding tax. The 10% U.S. federal withholding tax obligation temporarily is suspended with respect to the disposition of an interest in a publicly traded partnership until regulations or other guidance has been made final.

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

Special rules may apply in the case of any Non-U.S. Holder (i) that has an office or fixed place of business in the United States; (ii) that is present in the United States for 183 days or more in a taxable year; or (iii) that is (a) a former citizen or long-term resident of the United States, (b) a foreign insurance company that is treated as holding a partnership interest in BEP in connection with its U.S. business, (c) a PFIC, (d) a “controlled foreign corporation” for US federal income tax purposes, or (e) a corporation that accumulates earnings to avoid U.S. federal income tax. Each Non-U.S. Holder should consult an independent tax adviser regarding the application of these special rules.

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

For taxable years beginning on or before December 31, 2017, the Managing General Partner will act as BEP’s “tax matters partner”. As the tax matters partner, the Managing General Partner will have the authority, subject to certain restrictions, to act on behalf of BEP in connection with any administrative or judicial review of BEP’s items of income, gain, loss, deduction, or credit. For taxable years beginning after December 31, 2017, a “partnership representative” designated by BEP will have the sole authority to act on behalf of BEP in connection with such administrative or judicial review. In particular, our partnership representative will have the sole authority to bind both our former and current LP Unitholders and to make certain elections on behalf of BEP pursuant to the partnership audit rules.

The application of the partnership audit rules to BEP and LP Unitholders is uncertain and remains subject to Treasury Regulations and IRS guidance yet to be made final. Each LP Unitholder should consult an independent tax adviser regarding the implications of the partnership audit rules for an investment in LP Units.

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

Foreign Account Tax Compliance

FATCA imposes a 30% withholding tax on “withholdable payments” made to a “foreign financial institution” or a “non-financial foreign entity”, unless such financial institution or entity satisfies certain information reporting or other requirements. Withholdable payments include certain U.S.-source income, such as interest, dividends, and other passive income. Recently proposed Treasury Regulations eliminate the requirement to withhold tax under FATCA on gross proceeds from the sale or disposition of property. The IRS has announced that taxpayers are permitted to rely on the proposed regulations until final Treasury Regulations are issued. Based on the organizational structure of BEP, as well as BEP’s expected income and assets, our Managing General Partner currently believes that BEP is unlikely to receive or to make any such “withholdable payments” subject to 30% withholding tax under FATCA. Moreover, we intend to comply with FATCA so as to ensure that the 30% withholding tax does not apply to withholdable payments, if any, received by BEP, BRELP, the Holding Entities or the Operating Entities. Nonetheless, the 30% withholding tax may apply to an LP Unitholder’s allocable share of distributions attributable to withholdable payments, if any, unless such LP Unitholder properly certifies its FATCA status on IRS Form W-8 or IRS Form W-9 (as applicable) and satisfies any additional requirements under FATCA.

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

This summary is not applicable to a Holder: (i) that is a “financial institution” (as defined in the Tax Act) for purposes of the “mark-to-market” property rules; (ii) that is a “specified financial institution” (as defined in the Tax Act); (iii) who makes or has made a functional currency reporting election pursuant to section 261 of the Tax Act; (iv) an interest in which would be a “tax shelter investment” (as defined in the Tax Act) or who acquires a Unit as a “tax shelter investment” (and this summary assumes that no such persons hold our Units); (v) that has, directly or indirectly, a “significant interest” (as defined in subsection 34.2(1) of the Tax Act) in BEP; (vi) if any affiliate of BRELP is, or becomes as part of a series of transactions that includes the acquisition of Units, a “foreign affiliate” (for purposes of the Tax Act) to such Holder or to any corporation that does not deal at arm’s length with such Holder for purposes of the Tax Act, or (vii) that has entered or will enter into a “derivative forward agreement” (as defined in the Tax Act) in respect of our Units. Any such Holders should consult their own tax advisors with respect to an investment in our Units.  This summary does not address the split income rules in Section 120.4 of the Tax Act. Holders should consult their own tax advisors in that regard.

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

Foreign taxes paid by BEP or BRELP and taxes withheld at source on amounts paid or credited to BEP or BRELP (other than for the account of a particular partner) will be allocated pursuant to the governing partnership agreement. Each Resident Holder’s share of the “business-income tax” and “non-business-income tax” paid to the government of a foreign country for a year will be creditable against its Canadian federal income tax liability to the extent permitted by the detailed foreign tax credit rules contained in the Tax Act. Although the foreign tax credit rules are designed to avoid double taxation, the maximum credit is limited. Because of this, and because of timing differences in recognition of expenses and income and other factors, the foreign tax credit rules may not provide a full foreign tax credit for the “business-income tax” and “non-business-income tax” paid by BEP or BRELP to the government of a foreign country. The Tax Act contains anti-avoidance rules to address certain foreign tax credit generator transactions. Under the Foreign Tax Credit Generator Rules, the foreign “business-income tax” or “non-business-income tax” allocated to a Resident Holder for the purpose of determining such Resident Holder’s foreign tax credit for any taxation year may be limited in certain circumstances, including where a Resident Holder’s share of BEP or BRELP’s income under the income tax laws of any country (other than Canada) under whose laws the income of BEP or BRELP is subject to income taxation (the “Relevant Foreign Tax Law”) is less than the Resident Holder’s share of such income for purposes of the Tax Act. For this purpose, a Resident Holder is not considered to have a lesser direct or indirect share of the income of BEP or BRELP under the Relevant Foreign Tax Law than for the purposes of the Tax Act solely because, among other reasons, of a difference between the Relevant Foreign Tax Law and the Tax Act in the manner of computing the income of BEP or BRELP or in the manner of allocating the income of BEP or BRELP because of the admission or withdrawal of a partner. No assurance can be given that the Foreign Tax Credit Generator Rules will not apply to any Resident Holder. If the Foreign Tax Credit Generator Rules apply, the allocation to a Resident Holder of foreign “business-income tax” or “non-

business-income tax” paid by BEP or BRELP, and therefore such Resident Holder’s foreign tax credits, will be limited.

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

            The contracts and other documents referred to in this Form 20-F, and our SEC filings are and will be available on our EDGAR profile at www.sec.gov, and certain of these documents are also available on our website at https://bep.brookfield.com.

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

ITEM 15.     CONTROLS AND PROCEDURES

Evaluation of Disclosure Controls and Procedures

Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (Exchange Act)), as of the end of the period covered by this Form 20-F. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2018, our disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that material information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. While disclosure controls and procedures and internal controls over financial reporting were adequate and effective we continue to implement certain measures to strengthen control processes and procedures.

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including persons performing the functions of principal executive and principal financial officers for us, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2018, based on the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on evaluation under the foregoing, our management concluded that our internal control over financial reporting was effective as of December 31, 2018. Management excluded from its design and assessment of internal control over financial reporting the internal controls of investments acquired in 2018, which include the 23 MW wind project in Northern Ireland and the 49 MW Biotherm wind and solar project in South Africa which we agreed to sell in 2018, whose total assets, net assets on a combined basis constitute approximately 1% and 1%, respectively, of the consolidated financial statement amounts as of December 31, 2018 and 1% and 2% of revenues and net income respectively, for the year then ended.

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

Report of Independent Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2018 has been audited by Ernst & Young LLP, Chartered Professional Accountants, Licensed Public Accountants, who have also audited our consolidated financial statements, as stated in their reports which are included herein.

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

Changes in Internal Control

There was no change in our internal control over financial reporting during the year ended December 31, 2018, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.

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

16.B            CODE OF ETHICS

Brookfield Renewable has adopted a Code of Business Conduct and Ethics that applies to the members of the board of directors of our Managing General Partner, our partnership and any officers or employees of our Managing General Partner. The Code has been updated as of May 2018 and we have posted a copy of the current Code on our website at https://bep.brookfield.com/en/corporate-governance/governance-documents.

16.C            PRINCIPAL ACCOUNTANT FEES AND SERVICES

Our Managing General Partner has retained Ernst & Young LLP to act as our partnership’s independent registered chartered accountants.

The table below summarizes the fees for professional services rendered by Ernst & Young LLP for the audit of our annual financial statements for the years ended December 31, 2018, 2017, and 2016. A majority of the fees to Ernst & Young are billed and settled in Canadian dollars. In order to provide comparability with BEP’s financial statements, which are reported in U.S. dollars, all Canadian dollar amounts in the table have been converted to U.S. dollars at an average annual rate.

$ THOUSANDS	2018	2017	2016
Audit Fees (1)	9,700	8,198	6,668
Audit-related fees (2)	935	862	932
Tax fees (3)	101	84	38
	10,736	9,144	7,638

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

16.D            EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE

None.

16.E            PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

BEP Repurchases

BEP may from time-to-time, subject to applicable law, purchase LP Units for cancellation in the open market, provided that any necessary approval has been obtained. In December 2018, the TSX accepted a notice of BEP’s intention to renew its normal course issuer bid, which permitted BEP to repurchase up to 8,900,000 issued and outstanding LP Units. The price to be paid for our LP Units under the normal course issuer bid was the market price at the time of purchase. The actual number of LP Units to be purchased and the timing of such purchases will be determined by BEP, and all purchases were made through the facilities of the TSX or the NYSE. Repurchases were authorized to commence on December 31, 2018 and required to terminate on December 30, 2019 or earlier should BEP have completed its repurchases prior to such date. BEP purchased and cancelled an aggregate of 1,856,798 LP Units with a weighted average price of $27.65 per LP Unit under the normal course issuer bid that expired December 28, 2018. An additional 20,000 LP Units were purchased on December 28, 2018 but were not cancelled as at December 31, 2018, and were subsequently cancelled on January 31, 2019.

Issuer Purchases of Equity Securities
Period	(a) Total Number of LP Units Purchased	(b) Average Price Paid per LP Unit	(c) Total Number of LP Units Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of LP Units that May Yet Be Purchased Under the Plans or Programs
December 29, 2017 to December 31, 2017	Nil	Nil	Nil	9,000,000
January 1, 2018 to January 31, 2018	Nil	Nil	Nil	9,000,000
February 1, 2018 to February 28, 2018	Nil	Nil	Nil	9,000,000
March 1, 2018 to March 31, 2018	8,700(1)	C$39.20	8,700	8,991,300
April 1, 2018 to April 30, 2018	Nil	Nil	Nil	8,991,300
May 1, 2018 to May 31, 2018	Nil	Nil	Nil	8,991,300
June 1, 2018 to June 30, 2018	154,970(1) 117,689(2)	C$39.81 $29.92	272,659	8,718,641
July 1, 2018 to July 31, 2018	Nil	Nil	Nil	8,718,641
August 1, 2018 to August 31, 2018	Nil	Nil	Nil	8,718,641
September 1, 2018 to September 30, 2018	Nil	Nil	Nil	8,718,641
October 1, 2018 to October 31, 2018	Nil	Nil	Nil	8,718,641
November 1, 2018 to November 30, 2018	279,570(1) 270,602(2)	C$36.58 $27.76	550,172	8,168,469
December 1, 2018 to December 28, 2018	765,828(1) 279,439(2)	C$36.39 $26.46	1,045,267	7,123,202
Total	1,876,798		1,876,798
(1) Purchases made through the facilities of the TSX
(2) Purchases made through the facilities of the NYSE

BRP Equity Repurchases

In June 2018, the TSX accepted a notice of BRP Equity’s intention to renew its normal course issuer bid in connection with its outstanding Class A Preference Shares, which permits BRP Equity to repurchase up to 10% of the total public float of each series of the Class A Preference Shares.   Repurchases were authorized to commence on June 27, 2018 and the bid will expire on June 26, 2019 or earlier should BRP Equity complete its repurchases prior to such date. For the year ended December 31, 2018, BRP Equity made no repurchases.

Issuer Purchases of Equity Securities
Period	(a) Total Number of Shares Purchased		(b) Average Price Paid per Share	(c) Total number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
January 1, 2018 to June 26, 2018	Series 1	Nil	Nil	Nil	544,887
	Series 2	Nil	Nil	Nil	451,038
	Series 3	Nil	Nil	Nil	996,139
	Series 5	Nil	Nil	Nil	411,450
	Series 6	Nil	Nil	Nil	700,000
June 27, 2018 to December 31, 2018	Series 1	Nil	Nil	Nil	544,887
	Series 2	Nil	Nil	Nil	451,038
	Series 3	Nil	Nil	Nil	996,139
	Series 5	Nil	Nil	Nil	411,450
	Series 6	Nil	Nil	Nil	700,000

16.F            CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT

None.

16.G            CORPORATE GOVERNANCE

Our corporate practices are not materially different from those required of domestic limited partnerships under the NYSE listing standards.

16.H            MINE SAFETY DISCLOSURE

Not applicable.

PART III

ITEM 17.     FINANCIAL STATEMENTS

Not applicable.

ITEM 18.     FINANCIAL STATEMENTS

See our financial statements beginning on page F-1, which are filed as part of this Form 20-F.

ITEM 19.     EXHIBITS

Number	Description
1.1	Certificate of Registration of Brookfield Renewable Energy Partners L.P., dated June 29, 2011.(1)
1.2	Certificate of Deposit of Supplementary Certificate of Brookfield Renewable Energy Partners L.P., dated August 29, 2011.(1)
1.3	Certificate of Deposit of Supplementary Certificate of Brookfield Renewable Energy Partners L.P., dated December 21, 2011.(1)
1.4	Certificate of Deposit of Supplementary Certificate of Brookfield Renewable Energy Partners L.P., dated May 11, 2012.(1)
1.5	Certificate of Deposit of Supplementary Certificate of Brookfield Renewable Partners L.P., dated May 4, 2016.(6)
1.6	Certificate of Deposit of Memorandum of Increase of Share Capital, dated November 23, 2011.(1)
1.7	Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated May 3, 2016.(7)
1.8	First Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated May 25, 2016.(8)
1.9	Second Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated February 14, 2017.(9)
1.10	Third Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated January 16, 2018.(10)
1.11	Fourth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated February 28, 2019.(12)
1.12	Articles of Incorporation of Brookfield Renewable Partners Limited.(1)
1.13	Form 13 Amending the Registered Office of Brookfield Renewable Partners Limited.(1)
1.14	Bye-laws of Brookfield Renewable Partners Limited.(5)
4.1	Third Amended and Restated Limited Partnership Agreement of Brookfield Renewable Energy L.P., dated February 11, 2016.(4)
4.2	First Amendment to the Third Amended and Restated Limited Partnership Agreement of Brookfield Renewable Energy L.P., dated May 25, 2016.(8)
4.3	Second Amendment to the Third Amended and Restated Limited Partnership Agreement of Brookfield Renewable Energy L.P., dated February 14, 2017.(9)
4.4	Third Amendment to the Third Amended and Restated Limited Partnership Agreement of Brookfield Renewable Energy L.P., dated January 16, 2018.(10)
4.5	Fourth Amendment to the Third Amended and Restated Limited Partnership Agreement of Brookfield Renewable Energy L.P., dated February 28, 2019.(12)
4.6

Amended and Restated Master Services Agreement, dated February 26, 2015, by and among Brookfield Asset Management Inc., Brookfield Renewable Energy Partners L.P., Brookfield Renewable Energy L.P., and others.(2)

4.7

Relationship Agreement, dated November 28, 2011, by and among Brookfield Renewable Energy Partners L.P., Brookfield Renewable Energy L.P., the Service Provider, Brookfield Asset Management Inc., and others.(1)

4.8	Registration Rights Agreement, dated November 28, 2011, between Brookfield Renewable Energy Partners L.P. and Brookfield Renewable Power Inc.(1)
4.9

Combination Agreement, dated September 12, 2011, by and among Brookfield Renewable Power Inc., Brookfield Renewable Power Fund, Brookfield Renewable Power Trust and Brookfield Renewable Energy Partners L.P.(1)

4.10

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

4.12

Amended and Restated Guarantee Indenture, dated November 25, 2011, by and among the Preference Share Guarantors from time to time party thereto, Brookfield Renewable Power Preferred Equity Inc., and Computershare Trust Company of Canada (Class A Preference Shares, Series 2).(1)

4.13	Guarantee, dated November 23, 2011, by Brookfield Renewable Energy L.P. and BNY Trust Company of Canada.(1)
4.14	Guarantee, dated November 23, 2011, by Brookfield Renewable Energy Partners L.P. and BNY Trust Company of Canada.(1)
4.15	Guarantee, dated November 23, 2011, by BRP Bermuda Holdings I Limited and BNY Trust Company of Canada.(1)
4.16	Guarantee, dated November 23, 2011, by Brookfield BRP Holdings (Canada) Inc. and BNY Trust Company of Canada.(1)
4.17	Energy Revenue Agreement, dated November 23, 2011, between Brookfield Energy Marketing LP and Brookfield Power US Holding America Co.(1)
4.18

Amended and Restated Guarantee Indenture, dated November 25, 2011, by and among the Preference Share Guarantors from time to time party thereto, Brookfield Renewable Power Preferred Equity Inc. and Computershare Trust Company of Canada (Class A Preference Shares, Series 1).(1)

4.19

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

4.21

Guarantee Indenture, dated October 11, 2012, by and among the Preference Share Guarantors from time to time party thereto, Brookfield Renewable Power Preferred Equity Inc., and Computershare Trust Company of Canada (Class A Preference Shares, Series 4).(1)

4.22

Guarantee Indenture, dated January 29, 2013, by and among the Preference Share Guarantors from time to time party thereto, Brookfield Renewable Power Preferred Equity Inc., and Computershare Trust Company of Canada (Class A Preference Shares, Series 5).(1)

4.23

Guarantee Indenture, dated May 1, 2013, by and among the Preference Share Guarantors from time to time party thereto, Brookfield Renewable Power Preferred Equity Inc., and Computershare Trust Company of Canada (Class A Preference Shares, Series 6).(1)

4.24	Guarantee, dated October 7, 2014, by Brookfield BRP Europe Holdings (Bermuda) Limited and BNY Trust Company of Canada.(2)
4.25	Guarantee, dated February 26, 2015, by Brookfield Renewable Investments Limited and BNY Trust Company of Canada.(2)
4.26

Guarantee Indenture, dated November 25, 2015, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Energy Partners L.P., and Computershare Trust Company of Canada (Series 7 Preferred Units).(3)

4.27

Guarantee Indenture, dated November 25, 2015, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Energy Partners L.P., and Computershare Trust Company of Canada (Series 8 Preferred Units).(3)

4.28

Guarantee Indenture, dated February 11, 2016, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Energy Partners L.P., and Computershare Trust Company of Canada (Series 5 Preferred Units).(4)

4.29

Guarantee Indenture, dated May 25, 2016, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Partners L.P., and Computershare Trust Company of Canada (Series 9 Preferred Units).(8)

4.30

Guarantee Indenture, dated May 25, 2016, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Partners L.P., and Computershare Trust Company of Canada (Series 10 Preferred Units).(8)

4.31

Guarantee Indenture, dated February 14, 2017, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Partners L.P., and Computershare Trust Company of Canada (Series 11 Preferred Units).(9)

4.32

Guarantee Indenture, dated February 14, 2017, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Partners L.P., and Computershare Trust Company of Canada (Series 12 Preferred Units).(9)

4.33

Guarantee Indenture, dated January 16, 2018, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Partners L.P., and Computershare Trust Company of Canada (Series 13 Preferred Units).(10)

4.34

Guarantee Indenture, dated January 16, 2018, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Partners L.P., and Computershare Trust Company of Canada (Series 14 Preferred Units).(10)

8.1	Significant subsidiaries (as defined in §210-1.02(w) of Regulation S-X) of Brookfield Renewable Partners L.P. (incorporated by reference to Item 4.C “Organizational Structure”).
11.1	Code of Business Conduct and Ethics.(11)
12.1

Certification of Sachin Shah, Chief Executive Officer of BRP Energy Group L.P., the Service Provider of Brookfield Renewable Partners L.P., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(13)

12.2	Certification of Wyatt Hartley, Chief Financial Officer of BRP Energy Group L.P., the Service Provider of Brookfield Renewable Partners L.P., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(13)

13.1

Certification of Sachin Shah, Chief Executive Officer of BRP Energy Group L.P., the Service Provider of Brookfield Renewable Partners L.P., pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes Oxley Act of 2002.(13)

13.2

Certification of Wyatt Hartley, Chief Financial Officer of BRP Energy Group L.P., the Service Provider of Brookfield Renewable Partners L.P., pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes Oxley Act of 2002.(13)

15.1	Board of Directors Charter of the Managing General Partner of Brookfield Renewable Partners L.P.(13)
15.2	Audit Committee Charter of the Managing General Partner of Brookfield Renewable Partners L.P.(13)
15.3	Consent of Ernst & Young LLP.(13)
101

The following materials from Brookfield Renewable Partners L.P.’s annual report on Form 20-F for the year ended December 31, 2018, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Financial Statements of Brookfield Renewable Partners L.P. and (ii) Notes to the Consolidated Financial Statements of Brookfield Renewable Partners L.P., tagged as blocks of text and in detail.(12)

(1)               Filed as an exhibit to Registration Statement on Form 20-F including all amendments thereto, with the last such amendment having been made on May 16, 2013, and incorporated herein by reference.

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

(9)               Filed as an exhibit to Form 6-K on February 14, 2017, and incorporated herein by reference.

(10)             Filed as an exhibit to Form 6-K on January 17, 2018, and incorporated herein by reference.

(11)             Filed as an exhibit to Form 6-K on July 12, 2018, and incorporated herein by reference.

(12)        Filed as an exhibit to Form 6-K on February 28, 2019, and incorporated herein by reference.

(13)             Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing this Form 20-F and that it has duly caused and authorized the undersigned to sign this Form 20-F on its behalf.

Dated: February 28, 2019	BROOKFIELD RENEWABLE PARTNERS L.P. by its general partner, Brookfield Renewable Partners Limited

	By:	/s/ Wyatt Hartley
		Name:	Wyatt Hartley
		Title:	Chief Financial Officer of the Service Provider, BRP Energy Group L.P.

BROOKFIELD RENEWABLE PARTNERS L.P.

 INDEX TO FINANCIAL STATEMENTS

Page

Audited Consolidated Financial Statements as at December 31, 2018 and 2017 and	F-2
for the Years Ended December 31, 2018, 2017 and 2016

MANAGEMENT’S RESPONSIBILITY

Management’s Responsibility for Financial Statements

The accompanying consolidated financial statements have been prepared by Brookfield Renewable Partners L.P. (“Brookfield Renewable”) management which is responsible for their integrity, consistency, objectivity and reliability. To fulfill this responsibility, Brookfield Renewable maintains policies, procedures and systems of internal control to ensure that its reporting practices and accounting and administrative procedures are appropriate to provide a high degree of assurance that relevant and reliable financial information is produced and assets are safeguarded. These controls include the careful selection and training of employees, the establishment of well-defined areas of responsibility and accountability for performance, and the communication of policies and the code of conduct throughout the company.

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

February 28, 2019

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

February 28, 2019

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

Management assessed the effectiveness of Brookfield Renewable’s internal control over financial reporting as of December 31, 2018, based on the criteria set forth in Internal Control – Integrated Framework  issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concludes that, as of December 31, 2018, Brookfield Renewable’s internal control over financial reporting is effective. Management excluded from its design and assessment of the internal controls of investments acquired in 2018, which include the 23 MW wind project in Northern Ireland and the 49 MW of the BioTherm wind and solar project in South Africa which we agreed to sell in 2018, whose total assets, net assets on a combined basis constitute approximately 1% and 1%, respectively, of the consolidated financial statement amounts as of December 31, 2018 and 1% and 2% of revenues and net income respectively, for the year then ended.

Brookfield Renewable’s internal control over financial reporting as of December 31, 2018, has been audited by Ernst & Young LLP, the Independent Registered Public Accounting Firm, who also audited Brookfield Renewable’s consolidated financial statements for the year ended December 31, 2018. As stated in the Report of Independent Registered Public Accounting Firm, Ernst & Young LLP expressed an unqualified opinion on the effectiveness of Brookfield Renewable’s internal control over financial reporting as of December 31, 2018.

Sachin Shah Chief Executive Officer	Wyatt Hartley Chief Financial Officer

February 28, 2019

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

We also have audited, in accordance with Canadian generally accepted auditing standards and the standards of the Public  Company  Accounting Oversight Board (United States) (“PCAOB”), the 2017 consolidated financial statements of Brookfield Renewable and our report dated February 28, 2019 expressed an unqualified opinion on those consolidated financial statements.

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

Toronto, Canada

February 28, 2019

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME

YEAR ENDED DECEMBER 31
(MILLIONS, EXCEPT AS NOTED)	Notes	2018	2017	2016
Revenues	27	$2,982	$2,625	$2,452
Other income	7	50	47	64
Direct operating costs	8	(1,036)	(978)	(1,038)
Management service costs	27	(80)	(82)	(62)
Interest expense – borrowings	13	(705)	(632)	(606)
Share of earnings from
equity-accounted investments	19	68	2	-
Foreign exchange and
unrealized financial instruments (loss) gain	5	(34)	(46)	4
Depreciation	12	(819)	(782)	(781)
Other	9	(82)	(15)	(46)
Income tax recovery (expense)
Current	11	(30)	(39)	(44)
Deferred	11	89	(49)	97
		59	(88)	53
Net income		$403	$51	$40
Net income attributable to:
Non-controlling interests
Participating non-controlling interests - in
operating subsidiaries	14	$297	$53	$65
General partnership interest in a holding
subsidiary held by Brookfield	14	1	(1)	-
Participating non-controlling interests - in a
holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	14	17	(23)	(29)
Preferred equity	14	26	26	25
Preferred limited partners' equity	15	38	28	15
Limited partners' equity	16	24	(32)	(36)
		$403	$51	$40
Basic and diluted earnings (loss) per LP Unit		$0.13	$(0.18)	$(0.23)

The accompanying notes are an integral part of these consolidated financial statements.

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEAR ENDED DECEMBER 31
(MILLIONS)	Notes	2018	2017	2016
Net income		$403	$51	$40
Other comprehensive income (loss) that will not be
reclassified to net income
Revaluations of property, plant and equipment	12	4,558	872	417
Actuarial gain (loss) on defined benefit plans	29	9	(2)	(2)
Deferred income taxes on above items	11	(975)	338	(34)
Equity-accounted investments	19	426	54	7
Total items that will not be reclassified to net income		4,018	1,262	388
Other comprehensive income that may be
reclassified to net income
Foreign currency translation	10	(825)	190	986
(Losses) gains arising during the year on financial
instruments designated as cash-flow hedges	5	(5)	4	8
Unrealized gain (loss) on foreign exchange swaps -
net investment hedge	5	93	(94)	(66)
Unrealized (loss) gain on investments
in equity securities	5	(16)	(22)	61
Reclassification adjustments for amounts
recognized in net income	5	18	(1)	(41)
Deferred income taxes on above items	11	(19)	11	(7)
Total items that may be reclassified
subsequently to net income		(754)	88	941
Other comprehensive income		3,264	1,350	1,329
Comprehensive income		$3,667	$1,401	$1,369
Comprehensive income attributable to:
Non-controlling interests
Participating non-controlling interests - in
operating subsidiaries	14	$2,004	$436	$700
General partnership interest in a holding
subsidiary held by Brookfield	14	14	8	6
Participating non-controlling interests - in a holding
subsidiary - Redeemable/Exchangeable
units held by Brookfield	14	683	370	275
Preferred equity	14	(22)	65	41
Preferred limited partners' equity	15	38	28	15
Limited partners' equity	16	950	494	332
		$3,667	$1,401	$1,369

The accompanying notes are an integral part of these consolidated financial statements.

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT DECEMBER 31
(MILLIONS)	Notes	2018	2017
Assets
Current assets
Cash and cash equivalents	20	$173	$799
Restricted cash	21	136	181
Trade receivables and other current assets	22	607	554
Financial instrument assets	5	60	72
Due from related parties	27	65	60
Assets held for sale	4	920	-
		1,961	1,666
Financial instrument assets	5	124	113
Equity-accounted investments	19	1,569	721
Property, plant and equipment, at fair value	12	29,025	27,096
Goodwill	17	828	901
Deferred income tax assets	11	91	177
Other long-term assets	23	505	230
		$34,103	$30,904
Liabilities
Current liabilities
Accounts payable and accrued liabilities	24	$533	$542
Financial instrument liabilities	5	27	184
Due to related parties	27	101	112
Corporate borrowings	13	6	159
Non-recourse borrowings	13	489	1,517
Liabilities directly associated with assets held for sale	4	533	-
		1,689	2,514
Financial instrument liabilities	5	111	86
Corporate borrowings	13	2,328	2,393
Non-recourse borrowings	13	7,895	7,697
Deferred income tax liabilities	11	4,140	3,588
Other long-term liabilities	25	734	344
Equity
Non-controlling interests
Participating non-controlling interests - in operating subsidiaries	14	8,129	6,298
General partnership interest in a holding subsidiary held by Brookfield	14	66	58
Participating non-controlling interests - in a holding subsidiary
- Redeemable/Exchangeable units held by Brookfield	14	3,252	2,843
Preferred equity	14	568	616
Preferred limited partners' equity	15	707	511
Limited partners' equity	16	4,484	3,956
		$34,103	$30,904

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of Brookfield Renewable Partners L.P.:

Patricia Zuccotti Director	David Mann Director

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income (loss)							Non-controlling interests
												Participating
											General	non-controlling
											partnership	interests - in a
				Actuarial						Participating	interest in	holding subsidiary
				losses on		Invest-	Total	Preferred		non-controlling	a holding	- Redeemable
	Limited	Foreign		defined		ments in	limited	limited		interests - in	subsidiary	/Exchangeable
YEAR ENDED DECEMBER 31	partners'	currency	Revaluation	benefit	Cash flow	equity	partners'	partners'	Preferred	operating	held by	units held by	Total
(MILLIONS)	equity	translation	surplus	plans	hedges	securities	equity	equity	equity	subsidiaries	Brookfield	Brookfield	equity
Balance, as at December 31, 2017	$(259)	$(378)	$4,616	$(9)	$(29)	$15	$3,956	$511	$616	$6,298	$58	$2,843	$14,282
Net income	24	-	-	-	-	-	24	38	26	297	1	17	403
Other comprehensive income (loss)	-	(205)	1,131	3	5	(8)	926	-	(48)	1,707	13	666	3,264
Preferred Units issued (Note 15)	-	-	-	-	-	-	-	196	-	-	-	-	196
LP Units purchased
for cancellation (Note 16)	(51)	-	-	-	-	-	(51)	-	-	-	-	-	(51)
Capital contributions (Note 14)	-	-	-	-	-	-	-	-	-	307	-	-	307
Acquisition (Note 3)	-	-	-	-	-	-	-	-	-	21	-	-	21
Distributions or dividends declared	(355)	-	-	-	-	-	(355)	(38)	(26)	(553)	(45)	(255)	(1,272)
Distribution reinvestment plan	8	-	-	-	-	-	8	-	-	-	-	-	8
Other	(315)	(69)	373	-	(10)	(3)	(24)	-	-	52	39	(19)	48
Change in year	(689)	(274)	1,504	3	(5)	(11)	528	196	(48)	1,831	8	409	2,924
Balance, as at December 31, 2018	$(948)	$(652)	$6,120	$(6)	$(34)	$4	$4,484	$707	$568	$8,129	$66	$3,252	$17,206

Balance, as at December 31, 2016	$(257)	$(404)	$4,124	$(8)	$(31)	$24	$3,448	$324	$576	$5,589	$55	$2,680	$12,672
Net (loss) income	(32)	-	-	-	-	-	(32)	28	26	53	(1)	(23)	51
Other comprehensive income	-	26	508	(1)	2	(9)	526	-	39	383	9	393	1,350
Preferred Units and LP Units issued	411	-	-	-	-	-	411	187	-	-	-	-	598
Adjustments	(63)	-	-	-	-	-	(63)	-	-	-	1	62	-
Capital contributions	-	-	-	-	-	-	-	-	-	294	-	-	294
Acquisition	-	-	-	-	-	-	-	-	-	525	-	-	525
Distributions or dividends declared	(328)	-	-	-	-	-	(328)	(28)	(26)	(539)	(35)	(243)	(1,199)
Distribution reinvestment plan	10	-	-	-	-	-	10	-	-	-	-	-	10
Other	-	-	(16)	-	-	-	(16)	-	1	(7)	29	(26)	(19)
Change in year	(2)	26	492	(1)	2	(9)	508	187	40	709	3	163	1,610
Balance, as at December 31, 2017	$(259)	$(378)	$4,616	$(9)	$(29)	$15	$3,956	$511	$616	$6,298	$58	$2,843	$14,282

The accompanying notes are an integral part of these consolidated financial statements.

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income (loss)							Non-controlling interests
												Participating
											General	non-controlling
											partnership	interests - in a
				Actuarial						Participating	interest in	holding subsidiary
				losses on		Available-	Total	Preferred		non-controlling	a holding	- Redeemable
	Limited	Foreign		defined		for-sale	limited	limited		interests - in	subsidiary	/Exchangeable
YEAR ENDED DECEMBER 31	partners'	currency	Revaluation	benefit	Cash flow	invest-	partners'	partners'	Preferred	operating	held by	units held by	Total
(MILLIONS)	equity	translation	surplus	plans	hedges	ments	equity	equity	equity	subsidiaries	Brookfield	Brookfield	equity

Balance, as at December 31, 2015	$(485)	$(670)	$4,019	$(7)	$(30)	$-	$2,827	$128	$610	$2,587	$52	$2,559	$8,763
Net (loss) income	(36)	-	-	-	-	-	(36)	15	25	65	-	(29)	40
Other comprehensive income	-	241	105	(1)	(1)	24	368	-	16	635	6	304	1,329
Exchange of preferred shares	-	-	-	-	-	-	-	49	(49)	-	-	-	-
Preferred Units and LP Units issued
Net proceeds	657	-	-	-	-	-	657	147	-	-	-	-	804
Adjustment	(85)	-	-	-	-	-	(85)	-	-	-	2	83	-
Capital contributions	-	-	-	-	-	-	-	-	-	2,621	-	-	2,621
Acquisition	-	-	-	-	-	-	-	-	-	1,417	-	-	1,417
Distributions or dividends declared	(281)	-	-	-	-	-	(281)	(15)	(25)	(119)	(24)	(232)	(696)
Distribution reinvestment plan	9	-	-	-	-	-	9	-	-	-	-	-	9
MTO Adjustments	(24)	25	-	-	-	-	1	-	-	(1,617)	-	-	(1,616)
Other	(12)	-	-	-	-	-	(12)	-	(1)	-	19	(5)	1
Change in year	228	266	105	(1)	(1)	24	621	196	(34)	3,002	3	121	3,909
Balance, as at December 31, 2016	$(257)	$(404)	$4,124	$(8)	$(31)	$24	$3,448	$324	$576	$5,589	$55	$2,680	$12,672

The accompanying notes are an integral part of these consolidated financial statements.

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31
(MILLIONS)	Notes	2018	2017	2016
Operating activities
Net income		$403	$51	$40
Adjustments for the following non-cash items:
Depreciation	12	819	782	781
Unrealized foreign exchange and
financial instrument loss	5	8	43	1
Share of earnings from
equity-accounted investments	19	(68)	(2)	-
Deferred income tax (recovery) expense	11	(89)	49	(97)
Other non-cash items		53	(6)	27
Dividends received from equity-accounted investments	19	42	31	6
Changes in due to or from related parties		3	5	11
Net change in working capital balances	28	(68)	(25)	(137)
		1,103	928	632
Financing activities
Long-term debt - borrowings	13	3,261	1,874	3,477
Long-term debt - repayments	13	(3,527)	(1,607)	(1,975)
Capital contributions from participating non-controlling
interests - in operating subsidiaries	14	300	294	2,621
Acquisition of Isagen from non-controlling interests	14	-	(5)	(1,540)
Issuance of preferred limited partnership units	15	196	187	147
Issuance of LP Units		-	411	657
Repurchase of LP Units	16	(51)	-	-
Distributions paid:
To participating non-controlling interests - in operating
subsidiaries	14	(553)	(539)	(119)
To preferred shareholders	14	(26)	(25)	(25)
To preferred limited partners' unitholders	15	(37)	(26)	(12)
To unitholders of Brookfield Renewable or BRELP	14, 16	(643)	(591)	(522)
Borrowings from related party	13	200	-	-
Repayments to related party	13	(200)	-	-
		(1,080)	(27)	2,709
Investing activities
Acquisitions net of cash and
cash equivalents in acquired entity	3	(39)	377	(2,769)
Investment in equity-accounted investments	19	(420)	(439)	-
Investment in property, plant and equipment	12	(235)	(355)	(369)
Proceeds from disposal of assets		23	150	-
Disposal of (investment in) securities	5	27	(77)	(60)
Restricted cash and other		20	16	7
		(624)	(328)	(3,191)
Foreign exchange (loss) gain on cash		(17)	3	10
Cash and cash equivalents
(Decrease) increase		(618)	576	160
Net change in cash classified within assets held for sale	4	(8)	-	-
Balance, beginning of year		799	223	63
Balance, end of year		$173	$799	$223
Supplemental cash flow information:
Interest paid		$665	$611	$588
Interest received		$22	$27	$40
Income taxes paid		$68	$48	$55

The accompanying notes are an integral part of these consolidated financial statements.

brookfield renewable partners l.p.

notes to the audited annual consolidated financial statements

The business activities of Brookfield Renewable Partners L.P. (“Brookfield Renewable”) consist of owning a portfolio of renewable power generating facilities primarily in North America, Colombia, Brazil, Europe, India and China.

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

1.  BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES

(a) Statement of compliance

The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The accounting policies used in the consolidated financial statements are based on the IFRS applicable as at December 31, 2018, which encompass individual IFRS, International Accounting Standards (“IAS”), and interpretations made by the International Financial Reporting Interpretations Committee (“IFRIC”) and the Standard Interpretations Committee (“SIC”). The policies set out below are consistently applied to all periods presented, unless otherwise noted.

These consolidated financial statements have been authorized for issuance by the Board of Directors of Brookfield Renewable’s general partner, BRPL, on February 28, 2019.

Certain comparative figures have been reclassified to conform to the current year’s presentation.

References to $, C$, €, £ ,R$, COP, ZAR, THB and MYR are to United States (“U.S.”) dollars, Canadian dollars, Euros, British pound sterling, Brazilian reais, Colombian pesos, South African rand, Thai baht and Malaysian ringgit, respectively.

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

Brookfield Renewable has entered into a voting agreement with Brookfield, which provides Brookfield Renewable with control of the general partner of Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary. Accordingly, Brookfield Renewable consolidates the accounts of BRELP and its subsidiaries. In addition, BRELP issued redeemable/exchangeable limited partnership units to Brookfield (“Redeemable/Exchangeable Partnership Units”), pursuant to which the holder may at its request require BRELP to redeem the Redeemable/Exchangeable Partnership Units for cash consideration. This right is subject to Brookfield Renewable’s right of first refusal which entitles it, at its sole discretion, to elect to acquire all of the Redeemable/Exchangeable Partnership Units so presented to BRELP that are tendered for redemption in exchange for LP Units on a one for one basis. As Brookfield Renewable, at its sole discretion, has the right to settle the obligation with LP Units, the Redeemable/Exchangeable Partnership Units are classified as equity of Brookfield Renewable (“Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable Units held by Brookfield”).

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

For entities previously controlled by Brookfield Asset Management, the voting agreements entered into do not represent business combinations in accordance with IFRS 3, Business Combinations (“IFRS 3”), as all combining businesses are ultimately controlled by Brookfield Asset Management both before and after the transactions were completed. Brookfield Renewable accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 1(r)(ii) - Critical judgments in applying accounting policies - Common control transactions for Brookfield Renewable’s policy on accounting for transactions under common control.

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

(c) Recently adopted accounting standards

(i)   IFRS 15, Revenue from contracts with customers (“IFRS 15”)

On January 1, 2018 Brookfield Renewable adopted IFRS 15 using the modified retrospective method applied to those contracts which were not completed as of January 1, 2018. IFRS 15 supersedes IAS 11 Construction Contracts, IAS 18 Revenue  and related interpretations and it applies, with limited exceptions, to all revenue arising from contracts with its customers. IFRS 15 requires that revenue be recognized at an amount that reflects the consideration to which an entity expects to be entitled in exchange for transferring goods or services to a customer using a five-step model, which requires the identification of a contract with a customer, the identification of performance obligations within the contract, determination of the transaction price, the allocation of the transaction price to the performance obligations and the recognition of revenue when performance obligations have been satisfied.

IFRS 15 requires entities to exercise judgement, taking into consideration all the relevant facts and circumstances when applying each step of the model to contracts with their customers. The standard also specifies the accounting for the incremental costs of obtaining a contract and the costs directly related to fulfilling a contract.

The pattern and timing of revenue recognition under the new standard is consistent with prior practice. There were no adjustments recognized on the adoption of IFRS 15.

(ii)   IFRS 9, Financial instruments (“IFRS 9”)

Brookfield Renewable adopted IFRS 9, as issued by the IASB in 2014, which provides more reliable and relevant information for users to assess the amounts, timing and uncertainty of future cash flows. The new accounting policy was applied prospectively, with an initial application date of January 1, 2018. Brookfield Renewable has not restated the comparative information, which continues to be reported under IAS 39, Financial Instruments Recognition and Measurement (“IAS 39”). The adoption of IFRS 9 did not result in any material transition adjustments being recognized as at January 1, 2018

IFRS 9 replaces certain provisions of IAS 39 that relate to the recognition, classification and measurement of financial assets and financial liabilities; derecognition of financial instruments; impairment of financial assets; and hedge accounting. IFRS 9 also significantly amends other standards dealing with financial instruments such as IFRS 7, Financial Instruments: Disclosures.

(d) Changes to and impact of financial instrument accounting policies

Classification and measurement

Under IFRS 9, financial assets are subsequently measured at fair value through profit or loss, amortized cost, or fair value through OCI. The classification is based on two criteria: Brookfield Renewable’s business objectives for managing the assets; and whether the instruments’ contractual cash flows represent ‘solely payments of principal and interest’ on the principal amount outstanding.

The assessment of Brookfield Renewable’s business objectives was made as of January 1, 2018, the date of initial application. The assessment of whether contractual cash flows on debt instruments are solely comprised of principal and interest was made based on the facts and circumstances as at the initial recognition of the assets.

As at January 1, 2018, the date of initial application, Brookfield Renewable’s financial instruments and new classification categories under IFRS 9 were as follows:

	Classification category
	IAS 39	IFRS 9	Carrying amount IAS 39 and IFRS 9 ($ Millions)
Financial assets
Cash and cash equivalents	FVPL	Amortized cost	799
Restricted cash(1)	FVPL	Amortized cost	284
Trade receivables and other current assets	Loans and receivables	Amortized cost	554
Financial instrument assets - investments in equity securities(1)(2)	Available-for-sale	FVOCI	159
Financial instrument assets - derivative financial instruments(1)(3)	FVPL	FVPL	20
Financial instrument assets - derivative financial instruments designated as hedges(1)(3)	Financial instruments designated as hedges	Financial instruments designated as hedges	6
Due from related parties	Loans and receivables	Amortized cost	60

Financial liabilities
Accounts payable and accrued liabilities	Other liabilities	Amortized cost	542
Financial instrument liabilities - derivative financial instruments(1)(3)	FVPL	FVPL	145
Financial instrument liabilities - derivative financial instruments designated as hedges(1)(3)	Financial instruments designated as hedges	Financial instruments designated as hedges	125
Due to related parties	Other liabilities	Amortized cost	112
Corporate borrowings(1)	Other liabilities	Amortized cost	2,552
Non-recourse borrowings(1)	Other liabilities	Amortized cost	9,214

(1)               Includes both current and non-current portions.

(2)               Investments in equity securities were originally referred to as available-for-sale securities in the 2017 annual consolidated financial statements.

(3)               Derivative financial instruments comprise of energy derivative contracts, interest rate swaps and foreign exchange swaps.

The classification and measurement requirements of IFRS 9 did not have a significant impact to Brookfield Renewable. Brookfield Renewable continued measuring at fair value all financial assets previously held at fair value under IAS 39.  There are no changes in classification and measurement for Brookfield Renewable’s financial liabilities and there have been no financial liabilities designated at fair value through profit or loss.

Impairment

From January 1, 2018, Brookfield Renewable assesses on a forward-looking basis the expected credit losses (“ECL”) associated with its assets carried at amortized cost and FVOCI, including finance lease receivables. For trade receivables only, Brookfield Renewable applies the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the receivables. The simplified approach to the recognition of ECL does not require entities to track the changes in credit risk; rather, entities recognize a loss allowance at each reporting date based on the lifetime ECL since the date of initial recognition of the trade receivable.

Evidence of impairment may include:

•         Indications that a debtor or group of debtors is experiencing significant financial difficulty;

•         A default of delinquency in interest or principal payments;

•         Probability that a debtor or a group of debtors will enter into bankruptcy or other financial reorganization;

•         Changes in arrears or economic conditions that correlate with defaults, where observable data indicates that there is a measurable decrease in the estimated future cash flows.

Trade receivables are reviewed qualitatively on a case by case basis to determine if they need to be written off.

ECL are measured as the difference in the present value of the contractual cash flows that are due under contract and the cash flows expected to be received. ECL is measured by considering the risk of default over the contract period and incorporates forward looking information into its measurement.

Measurement of ECL on financial assets resulted in immaterial amounts; therefore, an allowance for doubtful accounts was not recorded.

Derivatives and hedge accounting

Before January 1, 2018, hedge documentation included identification of the hedging instrument, the hedged item or transaction, the nature of the risk being hedged and how Brookfield Renewable will assess the effectiveness of changes in the hedging instrument’s fair value in offsetting the exposure to changes in the hedged item’s fair value or cash flows attributable to the hedged risk. Such hedges were expected to be highly effective in achieving offsetting changes in fair value or cash flows and were assessed on an ongoing basis to determine that they had actually been highly effective throughout the financial reporting periods for which they were designated.

Beginning January 1, 2018, the documentation includes identification of the hedging instrument, the hedged item, the nature of the risk being hedged and how Brookfield Renewable will assess whether the hedging relationship meets the hedge effectiveness requirements (including the analysis of sources of hedge ineffectiveness and how the hedge ratio is determined). A hedging relationship qualifies for hedge accounting if it meets all of the following effectiveness requirements:

•         There is ‘an economic relationship’ between the hedged item and the hedging instrument.

•         The effect of credit risk does not ‘dominate the value changes’ that result from that economic relationship.

•         The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that Brookfield Renewable actually hedges and the quantity of the hedging instrument that Brookfield Renewable actually uses to hedge that quantity of hedged item.

Refer to Note 1(k) – Financial Instruments for details of Brookfield Renewable’s accounting policies for hedge accounting from January 1, 2018 under IFRS 9.

(e) Foreign currency translation

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

(f) Cash and cash equivalents

Cash and cash equivalents include cash, term deposits and money market instruments with original maturities of less than 90 days.

(g) Restricted cash

Restricted cash includes cash and cash equivalents, where the availability of funds is restricted primarily by credit agreements.

(h) Property, plant and equipment and revaluation method

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

Brookfield Renewable generally determines the fair value of its property, plant and equipment by using a 20-year discounted cash flow model for the majority of its assets. This model incorporates future cash flows from long-term power purchase agreements that are in place where it is determined that the power purchase agreements are linked specifically to the related power generating assets. The model also includes estimates of future electricity prices, anticipated long-term average generation, estimated operating and capital expenditures, and assumptions about future inflation rates and discount rates by geographical location. Construction work-in-progress (“CWIP”) is revalued when sufficient information exists to determine fair value using the discounted cash flow method. Revaluations are made on an annual basis as at December 31 to ensure that the carrying amount does not differ significantly from fair value. For power generating assets acquired through business combinations during the year, Brookfield Renewable initially measures the assets at fair value consistent with the policy described in Note 1(n) – Business combinations. Accordingly, in the year of acquisition, power generating assets are not revalued at year-end unless there is an indication that assets are impaired.

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

Depreciation on power generating assets is calculated on a straight-line basis over the estimated service lives of the assets, which are as follows:

Estimated service lives
Dams	Up to 115 years
Penstocks	Up to 60 years
Powerhouses	Up to 115 years
Hydroelectric generating units	Up to 115 years
Wind generating units	Up to 30 years
Solar generating units	Up to 30 years
Gas-fired cogenerating (“Cogeneration”) units	Up to 40 years
Other assets	Up to 60 years

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

The depreciation of property, plant and equipment in Brazil is based on the duration of the authorization or the useful life of a concession asset. The weighted-average remaining duration at December 31, 2018 is 29 years (2017: 15 years). Since land rights are part of the concession or authorization, this cost is also subject to depreciation.  In June of 2018, the federal government of Brazil provided further clarification to a law that was passed in 2016, which resulted in Brookfield Renewable including a one-time thirty year concession renewal period in the valuation of certain of its hydroelectric facilities in Brazil.

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

(i) Asset impairment

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

(j) Trade receivables and other current assets

Trade receivables and other current assets are recognized initially at fair value, and subsequently measured at amortized cost using the effective interest method, less any provision for expected credit losses.

(k) Financial instruments

The following accounting policies are applicable to the accounting for financial instruments from January 1, 2018 under IFRS 9. The impact to the Consolidated Financial Statements of the adoption of IFRS 9 in the current period and comparison to IAS 39 applied in the comparative period is explained in Note 1(d) - Changes to and Impact of Financial Instrument Accounting Policies.

Initial recognition

Under IFRS 9, regular purchases and sales of financial assets are recognized on the trade date, being the date on which Brookfield Renewable commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and Brookfield Renewable has transferred substantially all the risks and rewards of ownership.

At initial recognition, Brookfield Renewable measures a financial asset at its fair value. In the case of a financial asset not categorized as FVPL, transaction costs that are directly attributable to the acquisition of the financial asset are included at initial recognition. Transaction costs of financial assets carried at FVPL are expensed in profit or loss.

Classification and measurement

Subsequent measurement of financial assets depends on Brookfield Renewable’s business objective for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which Brookfield Renewable classifies its financial assets:

Amortized cost – Financial assets held for collection of contractual cash flows that represent solely payments of principal and interest are measured at amortized cost. Interest income is recognized as other income in the financial statements, and gains/losses are recognized in profit or loss when the asset is derecognized or impaired.

FVOCI – Financial assets held to achieve a particular business objective other than short-term trading are designated at FVOCI. Unlike debt instruments designated at FVOCI, there is no recycling of gains or losses through profit and loss. Upon derecognition of the asset, accumulated gains or losses are transferred from OCI directly to retained earnings.

FVPL – Financial assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL.

Financial liabilities are classified as financial liabilities at fair value through profit and loss, amortized cost, or derivatives designated as hedging instruments in an effective hedge. Brookfield Renewable determines the classification of its financial liabilities at initial recognition. Brookfield Renewable’s financial liabilities include accounts payable and accrued liabilities, corporate borrowings, non-recourse borrowings, derivative liabilities, and due to related party balances. Financial liabilities are initially measured at fair value, with subsequent measurement determined based on their classification as follows:

FVPL – Financial liabilities held for trading, such as those acquired for the purpose of selling in the near term, and derivative financial instruments entered into by Brookfield Renewable that do not meet hedge accounting criteria are classified as fair value through profit and loss. Gains or losses on these types of liabilities are recognized in profit and loss.

Amortized cost – All other financial liabilities are classified as amortized cost using the effective interest rate method. Gains and losses are recognized in profit and loss when the liabilities are derecognized as well as through the amortization process. Amortized cost is computed using the effective interest method less any principal repayment or reduction. The calculation takes into account any premium or discount on acquisition and includes transaction costs and fees that are an integral part of the effective interest rate. This category includes trade and other payables, dividends payable, interest-bearing loans and borrowings, and corporate credit facilities.

Derivatives and hedge accounting

Derivatives are initially recognized at fair value on the date a derivative contract is entered into and are subsequently remeasured to their fair value at the end of each reporting period. The accounting for subsequent changes in fair value depends on whether the derivative is designated as a hedging instrument, and if so, the nature of the item being hedged and the type of hedge relationship designated.

Brookfield Renewable designates its derivatives as hedges of:

•         Foreign exchange risk associated with the cash flows of highly probable forecast transactions (cash flow hedges);

•         Foreign exchange risk associated with net investment in foreign operations (net investment hedges);

•         Commodity price risk associated with cash flows of highly probable forecast transactions (cash flow hedges); and

•         Floating interest rate risk associated with payments of debts (cash flow hedges).

The fair values of various derivative financial instruments used for hedging purposes and movements in the hedge reserve within equity are shown in Note 5 – Risk Management and Financial Instruments.

When a hedging instrument expires, is sold, is terminated, or no longer meets the criteria for hedge accounting, any cumulative deferred gain or loss and deferred costs of hedging in equity at that time remain in equity until the forecasted transaction occurs. When the forecasted transaction is no longer expected to occur, the cumulative gain or loss and deferred costs of hedging are immediately reclassified to profit and loss.

If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in profit and loss at the time of the hedge relationship rebalancing.

(i)     Cash flow hedges that qualify for hedge accounting

The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in the cash flow hedge reserve within equity, limited to the cumulative change in fair value of the hedged item on a present value basis from the inception of the hedge. The gain or loss relating to the ineffective portion is recognized immediately in profit and loss, within unrealized financial instruments gain (loss).

Gains and losses relating to the effective portion of the change in fair value of the entire forward contract are recognized in the cash flow hedge reserve within equity. Amounts accumulated in equity are reclassified in the period when the hedged item affects profit and loss.

(ii)    Net investment hedges that qualify for hedge accounting

Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in OCI and accumulated in reserves in equity. The gain or loss relating to the ineffective portion is recognized immediately in profit and loss within foreign exchange and unrealized financial instruments gain (loss). Gains and losses accumulated in equity will be reclassified to profit and loss when the foreign operation is partially disposed of or sold.

(iii)   Hedge ineffectiveness

Brookfield Renewable’s hedging policy only allows for the use of derivative instruments that form effective hedge relationships. Hedge effectiveness is determined at the inception of the hedge relationship and through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument. Where the critical terms of the hedging instrument match exactly with the terms of the hedged item, a qualitative assessment of effectiveness is performed. For other hedge relationships, the hypothetical derivative method to assess effectiveness is used.

(l) Revenue and expense recognition

The majority of revenue is derived from the sale of power and power related ancillary services both under contract and in the open market, sourced from Brookfield Renewable’s power generating facilities. The obligations are satisfied over time as the customer simultaneously receives and consumes benefits as Brookfield Renewable delivers electricity and related products. Revenue is recorded based upon the output delivered and capacity provided at rates specified under either contract terms or prevailing market rates. The revenue reflects the consideration Brookfield Renewable expects to be entitled to in exchange for those goods or services. Costs related to the purchases of power or fuel are recorded upon delivery. All other costs are recorded as incurred.

Details of the revenue recognized per geographical region are included in Note 6 – Segmented information.

Where available, Brookfield Renewable has elected the practical expedient available under IFRS 15 for measuring progress toward complete satisfaction of a performance obligation and for disclosure requirements of remaining performance obligations. The practical expedient allows an entity to recognize revenue in the amount to which the entity has the right to invoice such that the entity has a right to the consideration in an amount that corresponds directly with the value to the customer for performance completed to date by the entity.

If the consideration in a contract that does not apply the practical expedient available under IFRS 15 for measuring progress toward complete satisfaction of a performance obligation includes a variable amount, Brookfield Renewable estimates the amount of consideration to which it will be entitled in exchange for transferring the goods to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognised will not occur when the associated uncertainty with the variable consideration is subsequently resolved.

Brookfield Renewable also sells power and related products under bundled arrangements. Energy, capacity and renewable credits within power purchase agreements are considered to be distinct performance obligations. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied under IFRS 15. Brookfield Renewable views the sale of energy and capacity as a series of distinct goods that is substantially the same and has the same pattern of transfer measured by the output method. Brookfield Renewable views renewable credits to be performance obligations satisfied at a point in time. During the year ended December 31, 2018, revenues recognized at a point in time corresponding to the sale of renewable credits were $17 million (2017: $18 million). Measurement of satisfaction and transfer of control to the customer of renewable credits in a bundled arrangement coincides with the pattern of revenue recognition of the underlying energy generation. Accordingly, Brookfield Renewable has determined that the pattern of revenue recognition under IFRS 15 is consistent with IAS 18.

Revenues recognized that are outside the scope of IFRS 15 include realized gains and losses from derivatives used in the risk management of the Brookfield Renewable's generation activities related to commodity prices. Financial transactions included in revenues for the year ended December 31, 2018 decreased revenues by $21 million (2017: $16 million).

Contract Balances

Contract assets – A contract asset is the right to consideration in exchange for goods or services transferred to the customer. If Brookfield Renewable performs by transferring goods or services to a customer before the customer pays consideration or before payment is due, a contract asset is recognized for the earned consideration that is conditional.

Trade receivables – A receivable represents Brookfield Renewable’s right to an amount of consideration that is unconditional (i.e., only the passage of time is required before payment of the consideration is due).

Contract liabilities – A contract liability is the obligation to transfer goods or services to a customer for which Brookfield Renewable has received consideration (or an amount of consideration is due) from the customer. If a customer pays consideration before Brookfield Renewable transfers goods or services to the customer, a contract liability is recognized when the payment is made or the payment is due (whichever is earlier). Contract liabilities are recognized as revenue when Brookfield Renewable performs under the contract.

 (m) Income taxes

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

 (n) Business combinations

The acquisition of a business is accounted for using the acquisition method. The consideration for an acquisition is measured at the aggregate of the fair values, at the date of exchange, of the assets transferred, the liabilities incurred to former owners of the acquired business, and equity instruments issued by the acquirer in exchange for control of the acquired business. The acquired business’ identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3, Business Combinations, are recognized at their fair values at the acquisition date, except for income taxes which are measured in accordance with IAS 12, Income Taxes, share-based payments which are measured in accordance with IFRS 2, Share-based Payment and non-current assets that are classified as held-for-sale which are measured at fair value less costs to sell in accordance with IFRS 5, Non-current Assets Held for Sale and Discontinued Operations. The non-controlling interest in the acquiree is initially measured at the non-controlling interest’s proportion of the net fair value of the identifiable assets, liabilities and contingent liabilities recognized or when applicable, at the fair value of the shares outstanding.

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

(o) Assets held for sale

Non-current assets and disposal groups are classified as held for sale if their carrying amount will be recovered principally through a sale transaction rather than through continuing use. This condition is regarded as met only when the sale is highly probable and the non-current asset or disposal group is available for immediate sale in its present condition. Management must be committed to the sale, which should be expected to qualify for recognition as a completed sale within one year from the date of classification subject to limited exceptions.

When Brookfield Renewable is committed to a sale plan involving loss of control of a subsidiary, all of the assets and liabilities of that subsidiary are classified as held for sale when the criteria described above are met, regardless of whether Brookfield Renewable will retain a non-controlling interest in its former subsidiary after the sale.

Non-current assets and disposal groups classified as held for sale are measured at the lower of their previous carrying amount and fair value less costs to sell.

Non-current assets classified as held for sale and the assets of a disposal group are presented separately from other assets in the consolidated statements of financial position and are classified as current. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the consolidated statements of financial position.

Once classified as held for sale, property, plant and equipment and intangible assets are not depreciated or amortized.

(p) Other items

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

Re-measurements, comprising of actuarial gains or losses, the effect of the asset ceiling, and the return on plan assets (excluding net interest), are recognized immediately in the consolidated statements of financial position with a corresponding debit or credit to OCI in the period in which they occur. Re-

measurements are not reclassified to profit or loss in subsequent periods. For defined contribution plans, amounts are expensed based on employee entitlement.

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

(q) Critical estimates

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

(i)      Property, plant and equipment

The fair value of Brookfield Renewable’s property, plant and equipment is calculated using estimates and assumptions about future electricity prices from renewable sources, anticipated long-term average generation, estimated operating and capital expenditures, future inflation rates and discount rates, as described in Note 12 - Property, plant and equipment, at fair value. Judgment is involved in determining the appropriate estimates and assumptions in the valuation of Brookfield Renewable’s property, plant and equipment. See Note 1(r)(iii) - Critical judgments in applying accounting policies - Property, plant and equipment for further details.

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

(r) Critical judgments in applying accounting policies

The following are the critical judgments that have been made in applying the accounting policies used in the consolidated financial statements and that have the most significant effect on the amounts in the consolidated financial statements:

(i)      Preparation of consolidated financial statements

These consolidated financial statements present the financial position, results of operations and cash flows of Brookfield Renewable. Brookfield Renewable exercises judgment in determining whether non-wholly owned subsidiaries are controlled by Brookfield Renewable. Brookfield Renewable’s judgement included the determination of (i) how the relevant activities of the subsidiary are directed; (ii) whether the rights of shareholdings are substantive or protective in nature; and (iii) Brookfield Renewable’s ability to influence the returns of the subsidiary.

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

(iii)     Property, plant and equipment

The accounting policy relating to Brookfield Renewable’s property, plant and equipment is described in Note 1(h) - Property, plant and equipment and revaluation method. In applying this policy, judgment is used in determining whether certain costs are additions to the carrying amount of the property, plant and equipment as opposed to repairs and maintenance. If an asset has been developed, judgment is required to identify the point at which the asset is capable of being used as intended and to identify the directly attributable costs to be included in the carrying value of the development asset. The useful lives of property, plant and equipment are determined by independent engineers periodically with an annual review by management.

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

Brookfield Renewable’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth by the year 2025 in North America and Colombia, 2023 in Europe, and 2022 in Brazil. The year of new entry is viewed as the point when generators must build additional capacity to maintain system reliability and provide an adequate level of reserve generation with the retirement of older coal fired plants and rising environmental compliance costs in North America and Europe, and overall increasing demand in Colombia and Brazil. For the North American and European businesses, Brookfield Renewable has estimated a discount to these new-build wind prices to determine renewable electricity prices for hydroelectric and wind facilities. In Brazil and Colombia, the estimate of future electricity prices is based on a similar approach as applied in North America using a forecast of the all-in cost of development.

Terminal values are included in the valuation of hydroelectric assets in North America and Colombia. For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset with consideration of a one-time 30-year renewal on our qualifying hydroelectric assets.

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

(iv)     Financial instruments

The accounting policy relating to Brookfield Renewable’s financial instruments is described in Note 1(k) - Financial instruments. In applying the policy, judgments are made in applying the criteria set out in IFRS 9 and IAS 39, to record financial instruments at fair value through profit and loss, fair value through other comprehensive income and the assessments of the effectiveness of hedging relationships.

(v)      Deferred income taxes

The accounting policy relating to Brookfield Renewable’s income taxes is described in Note 1(m) - Income taxes. In applying this policy, judgments are made in determining the probability of whether deductions, tax credits and tax losses can be utilized.

(s) Future changes in accounting policies

The following table provides a brief description of accounting standards issued but not yet effective, none of which will be early adopted by Brookfield Renewable:

Standard	Description	Effective date	Effect on financial statements
In January 2016, the IASB issued IFRS 16, Leases (“IFRS 16”).

IFRS 16 was issued by the IASB on January 13, 2016. IFRS 16 brings most leases onto the statement of financial position for lessees under a single model, eliminating the distinction between operating and finance leases. Lessor accounting remains largely unchanged and the distinction between operating and finance leases is retained. Under IFRS 16, a lessee recognizes a right-of-use asset and a lease liability. The right-of-use asset is treated similarly to other non-financial assets and depreciated accordingly, and the liability accrues interest. The lease liability is initially measured at the present value of the lease payments payable over the lease term, discounted at the rate implicit in the lease or an entity's incremental borrowing rate if the implicit rate cannot be readily determined. Lessees are permitted to make an accounting policy election, by class of underlying asset, to apply a method like IAS 17, Leases  (“IAS 17”) operating lease accounting and not recognize lease assets and lease liabilities for leases with a lease term of 12 months or less, and on a lease-by-lease basis, to apply a method similar to current operating lease accounting to leases for which the underlying asset is of low value. A lessee will apply IFRS 16 to its leases either retrospectively to each prior reporting period presented or retrospectively with the cumulative effect of initially applying IFRS 16 being recognized at the date of initial application. IFRS 16 supersedes IAS 17 and related interpretations and is effective for periods beginning on or after January 1, 2019, with earlier adoption permitted if IFRS 15 has also been applied.

The standard has a mandatory effective date for annual periods beginning on or after January 1, 2019, with early adoption permitted.

Management has chosen to adopt the standard retrospectively in accordance with IFRS 16 paragraph C5(b), recognizing the cumulative effect at the date of initial application as an adjustment to the statement of financial position. For leases that meet the short-term recognition exemption of being less than 12 months in length from the date of initial application, or leases that meet the low-value recognition exemption, Management has elected to apply the respective practical expedients and these leases will be accounted for using IAS 17 operating lease accounting, whereby the lease payments will be recognized as an expense on either a straight line basis over the lease term or another systematic basis. At the date of initial application excluding the subsidiaries that are accounted for as held for sale (Note 4 – Assets held for sale), Brookfield Renewable anticipates recognizing a right-of-use asset of $149 million and a corresponding lease liability of $151 million.

2. PRINCIPAL SUBSIDIARIES

The following table lists the subsidiaries of Brookfield Renewable which, in the opinion of management, significantly affect its financial position and results of operations as at December 31, 2018:

	Jurisdiction of	Percentage of
	Incorporation	voting securities
	or Organization	owned or controlled (%)
Alta Wind VIII LLC(1)	Delaware	100
BIF II Safe Harbor Holdings LLC(1)	Delaware	100
BIF III Holtwood LLC(1)	Delaware	100
BRE GLBL Holdings L.P.(1)	Bermuda	100
BRI Green Energy Limited(1)	Republic of Ireland	100
Brookfield BRP Canada Corp.	Alberta	100
Brookfield Energia Comercializadora Ltda	Brazil	100
Brookfield Power US Holding America Co.	Delaware	100
Brookfield Renewable UK Hydro Limited	England and Wales	100
Brookfield Smoky Mountain Hydropower LLC(1)	Delaware	100
Brookfield White Pine Hydro LLC(1)	Delaware	100
Catalyst Old River Hydroelectric Limited Partnership(2)	Louisiana	75
Erie Boulevard Hydropower, L.P.	Delaware	100
Great Lakes Hydro America, LLC	Delaware	100
Great Lakes Power Limited	Ontario	75
Hawks Nest Hydro LLC	Delaware	100
Isagen S.A. E.S.P.(1)	Colombia	99.5
Kwagis Power Limited Partnership	British Columbia	75
Lièvre Power L.P.	Québec	100
Mississagi Power Trust	Québec	100
Orion Canadian Holdings 1 AIV L.P.	Ontario	100
Powell River Energy Inc.	Canada	100
Rumford Falls Hydro LLC	Delaware	100
Safe Harbor Water Power Corporation(1)	Pennsylvania	100
Tangará Energia S.A.(1)	Brazil - São Paulo	100
Windstar Energy, LLC	California	100
2016 Comber Wind Limited Partnership	Ontario	100

(1)               Voting control held through voting agreements with Brookfield.

(2)               Non-voting economic interest held through preferred shares and secured notes.

3.  ACQUISITIONS

The following investments were accounted for using the acquisition method, and the results of operations have been included in the consolidated financial statements since the date of acquisition.

Biotherm

Brookfield Renewable previously acquired TerraForm Global, Inc. (“TerraForm Global”) on December 28th, 2017. Included in the net identifiable assets of TerraForm Global was $56 million in restricted cash and deposits for the acquisition of controlling interests (ranging between 65% and 70%) in three separate companies that cumulatively operate 49 MW of wind and solar assets in South Africa (“Biotherm”).

In March 2018, Brookfield Renewable acquired Biotherm for a total consideration of $71 million. This amount was transferred in two tranches and included the aforementioned deposit, a cash payment of $12 million and deferred consideration of $3 million.

The total acquisition costs of less than $1 million were expensed as incurred and have been classified under Other  in the consolidated statement of income (loss).

Northern Ireland Wind

In March 2018, Brookfield Renewable entered into an agreement to acquire, along with its institutional partners, a 100% interest in a 23 MW wind facility in Northern Ireland (“Northern Ireland Wind”).

In October 2018, Brookfield Renewable, along with its institutional partners, completed the acquisition of Northern Ireland Wind. The total consideration was £22 million ($28 million). Brookfield Renewable retains an approximate 40% controlling interest.

The total acquisition costs of less than $1 million were expensed as incurred and have been classified under Other  in the consolidated statement of income (loss).

Purchase price allocations

Final purchase price allocations, at fair value, with respect to the acquisitions are as follows:

			Northern
			Ireland
(MILLIONS)	Note	Biotherm	Wind	Total
Cash and cash equivalents		$12	$1	$13
Trade receivables and other current assets		7	-	7
Property, plant and equipment, at fair value		158	53	211
Current liabilities		(3)	(4)	(7)
Current portion of non-recourse borrowings		(3)	-	(3)
Financial instruments		(2)	-	(2)
Non-recourse borrowings		(69)	(18)	(87)
Deferred income tax liabilities		(35)	(4)	(39)
Non-controlling interests		(21)	-	(21)
Fair value of net assets acquired		44	28	72
Goodwill	17	27	-	27
Purchase price		$71	$28	$99

Completed in 2017

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

TerraForm Global

In December 2017, along with its institutional partners, Brookfield Renewable closed the acquisition of a 100% interest in TerraForm Global. TerraForm Global is a 919 MW portfolio of diversified solar and wind assets located predominately in Brazil and Asia. The total consideration paid was $657 million and the fair value of the interest previously held was $100 million. Brookfield Renewable retains a 31% economic interest in TerraForm Global with its share of the fair value of previously held interest on the acquisition date totaling $30 million. Brookfield Renewable’s share of the consideration paid was $202 million.

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

Purchase price allocations

Final purchase price allocations, at fair value, with respect to the acquisitions completed in 2017 are as follows:

	TerraForm	European
(MILLIONS)	Global	Wind	Total
Cash and cash equivalents	$611	$-	$611
Restricted cash	90	-	90
Trade receivables and other current assets	62	1	63
Financial instruments	20	-	20
Property, plant and equipment, at fair value	1,208	37	1,245
Deferred tax assets	18	-	18
Other long-term assets	94	-	94
Current liabilities	(73)	(4)	(77)
Current portion of non-recourse borrowings	(1,183)	-	(1,183)
Financial instruments	(15)	-	(15)
Non-recourse borrowings	(5)	-	(5)
Deferred income tax liabilities	(15)	(2)	(17)
Other long-term liabilities	(54)	-	(54)
Non-controlling interests	(1)	-	(1)
Fair value of net assets acquired	$757	$32	$789

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

The consortium closed the First MTO and the Second MTO on May 13, 2016 and September 14, 2016, respectively. During 2017, the consortium acquired further shares from public shareholders and completed delisting of Isagen from the Colombia Stock Exchange. After giving effect to the MTOs and additional shares the consortium ownership stands at 99.5% as of December 31, 2018.

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

Purchase price allocations

Final purchase price allocations, at fair value, with respect to the acquisitions completed in 2016 are as follows:

(MILLIONS)	Colombia	Brazil	Pennsylvania	Ireland	Total
Cash and cash equivalents	$113	$4	$-	$-	$117
Trade receivables and other current assets	174	2	1	-	177
Property, plant and equipment, at fair value	4,772	100	859	10	5,741
Other long-term assets	15	-	-	-	15
Current liabilities	(463)	(3)	(1)	-	(467)
Non-recourse borrowings	(899)	-	-	-	(899)
Deferred income tax liabilities	(1,019)	-	-	(1)	(1,020)
Other long-term liabilities	(149)	-	-	-	(149)
Non-controlling interests	(1,417)	-	-	-	(1,417)
Fair value of net assets acquired	1,127	103	859	9	2,098
Goodwill	799	-	-	-	799
Purchase price	$1,926	$103	$859	$9	$2,897

During the years ended December 31, 2018 and 2017, the purchase price allocations for the acquisitions in 2017 and 2016, respectively, were finalized. No material changes to the provisional purchase price allocations disclosed in the audited annual consolidated financial statements for 2017 and 2016 had to be considered for acquisitions made in the respective years.

4.  assets held for sale

The following is a summary of the major items of assets and liabilities classified as held for sale as at December 31, 2018:

(MILLIONS)	Total
Assets
Cash and cash equivalents	$8
Restricted cash	47
Trade receivables and other current assets	28
Property, plant and equipment, at fair value	749
Goodwill	22
Other long-term assets	66
Assets held for sale	$920
Liabilities
Current liabilities	$23
Non-recourse borrowings	360
Other long-term liabilities	150
Liabilities directly associated with assets held for sale	$533

A revaluation of the property, plant, and equipment associated with the disposal groups discussed below was performed immediately prior to classification as held for sale in accordance with our accounting policy election to apply the revaluation method. The cumulative amount recognized in other comprehensive income relating to limited partners’ equity for the assets held for sale is $21 million.

Brookfield Renewable continues to consolidate and recognize, in the consolidated statements of income (loss), consolidated statements of comprehensive income, and the consolidated statements of cash flows, the revenues, expenses and cash flows associated with assets held for sale. Non-current assets classified as held for sale are not depreciated.

South Africa Portfolio

In July 2018, Brookfield Renewable, along with its institutional partners, entered into an agreement to sell its controlling interest in a 178 MW wind and solar portfolio in South Africa (“South Africa Portfolio”) for a total consideration of ZAR 2,031 million (approximately $166 million – Brookfield Renewable’s share totaling approximately $50 million). The transaction is subject to closing conditions, including regulatory and lender approvals. Brookfield Renewable holds a 31% economic interest and 100% voting interest in the South Africa Portfolio. The proportionate amount of consideration attributable to the institutional partners upon the closing of the transaction approximates their economic interest in the South Africa Portfolio. Each of the project entities included in the South Africa Portfolio contain additional non-controlling economic interest ranging between 30% and 49%.

Thailand Portfolio

In December 2018, Brookfield Renewable, along with its institutional partners, entered into an agreement to sell its controlling interest in a 40 MW solar portfolio in Thailand (“Thailand Portfolio”) for a total consideration of THB 3,070 million (approximately $95 million – Brookfield Renewable’s share totaling approximately $29 million). The transaction is subject to the satisfaction of closing conditions. The proportionate amount of consideration attributable to the institutional partners upon the closing of the transaction approximates their economic interest in the Thailand Portfolio. Brookfield Renewable holds a 31% economic interest and 100% voting interest in the Thailand Portfolio.

Malaysia Portfolio

In December 2018, Brookfield Renewable, along with its institutional partners, entered into an agreement to sell its controlling interest in a 19 MW solar portfolio in Malaysia (“Malaysia Portfolio”) for a total consideration of MYR 154 million (approximately $37 million – Brookfield Renewable’s share totaling approximately $11 million). The transaction is subject to the satisfaction of closing conditions. Brookfield Renewable holds a 31% economic interest and 100% voting interest in the Malaysia Portfolio. The proportionate amount of consideration attributable to the institutional partners upon the closing of the transaction approximates their economic interest in the Malaysia Portfolio. Each of the project entities included in the Malaysia Portfolio contain additional non-controlling economic interest ranging between 5% and 49%.

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

The table below summarizes the impact of changes in the market price of electricity as at December 31. The impact is expressed in terms of the effect on net income and OCI. The sensitivities are based on the assumption that the market price changes by 5% with all other variables held constant.

Impact of a 5% change in the market price of electricity, on outstanding energy derivative contracts, for the year ended December 31:

	Effect on net income(1)			Effect on OCI(1)
(MILLIONS)	2018	2017	2016	2018	2017	2016
5% increase	$(3)	$(3)	$(1)	$(10)	$(4)	$(7)
5% decrease	3	3	1	10	4	7

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

The table below summarizes the impact to Brookfield Renewable’s financial instruments of changes in the exchange rate as at December 31. The impact is expressed in terms of the effect on income and OCI. The sensitivities are based on the assumption that the currency exchange rate changes by five percent with all other variables held constant.

Impact of a 5% change in U.S. dollar exchange rates, on outstanding foreign exchange swaps, for the year ended December 31:

	Effect on net income(1)			Effect on OCI(1)
(MILLIONS)	2018	2017	2016	2018	2017	2016
5% increase	$30	$4	$1	$44	$79	$51
5% decrease	(30)	(4)	(1)	(44)	(79)	(51)

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

Brookfield Renewable will enter into interest rate swaps designed to minimize the exposure to interest rate fluctuations on its variable rate debt. Fluctuations in interest rates could impact Brookfield Renewable’s cash flows, primarily with respect to the interest payable against Brookfield Renewable’s variable rate debt, which is limited to certain non-recourse borrowings with a total principal value of $3,764 million (2017: $4,176 million). Of this principal value, $1,447 million (2017: $824 million) has been hedged through the use of interest rate swaps. The fair values of the recognized liability for the interest rate swaps were calculated using a valuation model with observable interest rates.

The table below summarizes the impact of changes in the interest rate as at December 31. The impact is expressed in terms of the effect on income and OCI. The sensitivities are based on the assumption that the interest rate changes by one percent with all other variables held constant.

Impact of a 1% change in interest rates, on outstanding interest rate swaps and variable rate debt, for the year ended December 31:

	Effect on net income(1)			Effect on OCI(1)
(MILLIONS)	2018	2017	2016	2018	2017	2016
1% increase	$(10)	$17	$(17)	$42	$54	$115
1% decrease	11	(17)	17	(42)	(54)	(115)

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

The maximum credit exposure at December 31 was as follows:

(MILLIONS)	2018	2017
Trade receivables and other short-term receivables	493	442
Due from related parties	65	60
Other long-term assets	402	-
	$960	$502

(c) Liquidity risk

Liquidity risk is the risk that Brookfield Renewable cannot meet a demand for cash or fund an obligation when due. Liquidity risk is mitigated by Brookfield Renewable’s cash and cash equivalent balances and its access to undrawn credit facilities. Details of the available portion of credit facilities are included in Note 13 – Borrowings. Brookfield Renewable also ensures that it has access to public capital markets and maintains a strong investment grade credit rating.

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

AS AT DECEMBER 31, 2018
(MILLIONS)	< 1 year	2-5 years	> 5 years	Total
Accounts payable and accrued liabilities	$533	$-	$-	$533
Financial instrument liabilities(1)	27	57	54	138
Due to related parties	101	-	-	101
Other long-term liabilities - concession payments	1	4	10	15
Corporate borrowings(1)	6	1,344	990	2,340
Non-recourse borrowings(1)	489	2,806	5,164	8,459
Interest payable on borrowings(2)	577	1,906	1,684	4,167
Total	$1,734	$6,117	$7,902	$15,753

AS AT DECEMBER 31, 2017
(MILLIONS)	< 1 year	2-5 years	> 5 years	Total
Accounts payable and accrued liabilities	$542	$-	$-	$542
Financial instrument liabilities(1)	184	62	24	270
Due to related parties	112	-	-	112
Other long-term liabilities - concession payments	1	3	10	14
Corporate borrowings(1)	159	1,563	835	2,557
Non-recourse borrowings(1)	1,517	3,024	4,744	9,285
Interest payable on borrowings(2)	634	1,924	1,697	4,255
Total	$3,149	$6,576	$7,310	$17,035

(1)           Includes both the current and long-term amounts.

(2)           Represents aggregate interest payable expected to be paid over the entire term of the obligations, if held to maturity. Variable rate interest payments have been calculations based on estimated interest rates.

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

The following table presents Brookfield Renewable’s assets and liabilities measured and disclosed at fair value classified by the fair value hierarchy as at December 31:

(MILLIONS)	Level 1	Level 2	Level 3	2018	2017
Assets measured at fair value:
Cash and cash equivalents	$173	$-	$-	$173	$799
Restricted cash(1)	181	-	-	181	284
Financial instrument assets(2)(3)
Energy derivative contracts	-	3	-	3	-
Interest rate swaps	-	9	-	9	6
Foreign exchange swaps	-	55	-	55	20
Investments in equity securities(2)	60	57	-	117	159
Property, plant and equipment	-	-	29,025	29,025	27,096
Liabilities measured at fair value:
Financial instrument liabilities(3)
Energy derivative contracts	-	(22)	-	(22)	(19)
Interest rate swaps	-	(116)	-	(116)	(155)
Foreign exchange swaps	-	-	-	-	(96)
Contingent consideration(4)	-	-	(3)	(3)	(18)
Assets for which fair value is disclosed:
Equity-accounted investments(5)	703	-	-	703	278
Liabilities for which fair value is disclosed:
Corporate borrowings	(1,640)	(727)	-	(2,367)	(2,641)
Non-recourse borrowings	(370)	(8,326)	-	(8,696)	(9,838)
Total	$(893)	$(9,067)	$29,022	$19,062	$15,875

(1)        Includes both the current amount and long-term amount included in Other long-term assets.

(2)        Amounts in Level 2 include Brookfield Infrastructure Debt Fund holdings.

(3)        Includes both current and long-term amounts.

(4)        Amount relates to business combinations with obligations lapsing in 2021 and 2024.

(5)        The fair value corresponds to Brookfield Renewable’s investment in publicly-quoted common shares of TerraForm Power, Inc.

There were no transfers between levels during the year ended December 31, 2018.

Financial instruments disclosures

The aggregate amount of Brookfield Renewable’s net financial instrument positions as at December 31 are as follows:

		2018		2017
			Net Assets	Net Assets
(MILLIONS)	Assets	Liabilities	(Liabilities)	(Liabilities)
Energy derivative contracts	$3	$22	$(19)	$(19)
Interest rate swaps	9	116	(107)	(149)
Foreign exchange swaps	55	-	55	(76)
Investments in equity securities	117	-	117	159
Total	184	138	46	(85)
Less: current portion	60	27	33	(112)
Long-term portion	$124	$111	$13	$27

The following table presents the change in Brookfield Renewable’s total net financial instrument asset position as at and for the year ended December 31:

(MILLIONS)	Note	2018	2017	2016
Balance, beginning of year		$(85)	$(28)	$(145)
Increases (decreases) in the net financial instrument liability position:
Unrealized (loss) gain through OCI on investments in equity securities	(a)	(16)	(20)	52
Unrealized (loss) through income on energy derivative contracts	(b)	(3)	(5)	-
Unrealized (loss) through OCI on energy derivative contracts	(b)	-	(17)	(28)
Unrealized gain (loss) through income on interest rate swaps	(c)	17	1	(7)
Unrealized gain (loss) through OCI on interest rate swaps	(c)	14	18	(1)
Unrealized gain (loss) through income on foreign exchange swaps	(d)	76	(29)	3
Unrealized gain (loss) through OCI on foreign exchange swaps	(d)	87	(94)	(61)
Acquisitions, settlements and other		(44)	89	159
Balance, end of year		$46	$(85)	$(28)

Financial instrument assets designated at fair value through OCI
Investments in equity securities	(a)	117	159	136

Derivative assets not designated as hedging instruments:
Energy derivative contracts	(b)	$3	$-	$3
Interest rate swaps	(c)	-	1	1
Foreign exchange swaps	(d)	32	19	10
Net positions		$35	$20	$14

Derivative assets designated as hedging instruments:
Energy derivative contracts	(b)	$-	$-	$5
Interest rate swaps	(c)	9	5	6
Foreign exchange swaps	(d)	23	1	39
Net positions		$32	$6	$50

Derivative liabilities not designated as hedging instruments:
Energy derivative contracts	(b)	$(7)	$(5)	$(3)
Interest rate swaps	(c)	(82)	(107)	(2)
Foreign exchange swaps	(d)	-	(33)	(6)
Net positions		$(89)	$(145)	$(11)

Derivative liabilities designated as hedging instruments:
Energy derivative contracts	(b)	$(15)	$(14)	$(2)
Interest rate swaps	(c)	(34)	(48)	(176)
Foreign exchange swaps	(d)	-	(63)	(39)
Net positions		$(49)	$(125)	$(217)

Total financial instruments, net		$46	$(85)	$(28)

(a)  Investments in equity securities

Investments in equity securities are held to achieve a particular business objective other than short-term trading and are designated at fair value through OCI. There is no recycling of gains or losses through profit or loss. Upon derecognition of the associated asset, accumulated gains or losses are transferred from OCI directly to retained earnings.

In the comparative periods presented in accordance with IAS 39, investments in equity securities were classified as available-for-sale securities and were assessed for impairment at each reporting date. For the year ended December 31, 2017, gains of $2 million (2016: gains of $9 million) relating to available-for-sale securities were reclassified from OCI to net income.

(b)  Energy derivative contracts

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

There is an economic relationship between the hedged items and the hedging instruments as the terms of the energy derivative contracts match the terms of the expected highly probable forecast transactions (i.e. notional amount and expected payment date). Brookfield Renewable has established a hedge ratio of 1:1 for the hedging relationships as the underlying risk of the energy derivative contracts are identical to the hedged risks. To test the hedge effectiveness, Brookfield Renewable uses the hypothetical derivative method and compares changes in the fair value of the hedging instruments against the changes in fair value of the hedged items attributable to the hedged risks. The hedge ineffectiveness can arise from different indexes (and accordingly different curves) linked to the hedged risk of the hedged items and hedging instruments.

For the year ended December 31, 2018, losses of $6 million relating to energy derivative contracts were realized and reclassified from OCI to revenues in the consolidated statements of income (loss) (2017: $23 million gains and 2016: $48 million gains).

Based on market prices as of December 31, 2018, unrealized losses of $14 million (2017: $9 million losses and 2016: $6 million gains) recorded in accumulated other comprehensive income (“AOCI”) on energy derivative contracts are expected to be settled or reclassified into income in the next twelve months. The actual amount reclassified from AOCI, however, could vary due to future changes in market prices.

The following table summarizes the energy derivative contracts designated as hedging instruments:

Dec 31
Energy derivative contracts	2018
Carrying amount (asset/(liability))	(15)
Notional amount - millions of U.S. dollars	188
Notional amount - GWh	5,024
Weighted average hedged rate for the year ($/MWh)	37
Maturity dates	Jan 2019 - Dec 2020
Hedge ratio	1:1
Change in discounted spot value of outstanding hedging instruments	(8)
Change in value of hedged item used to determine hedge effectiveness	9

The hedge ineffectiveness loss recognized in Unrealized financial instruments loss in the consolidated statements of income related to energy derivative contracts (cash flow hedges) for the year ended December 31, 2018 was $2 million.

(c)  Interest rate hedges

Brookfield Renewable has entered into interest rate hedge contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing. All interest rate hedge contracts are recorded in the consolidated financial statements at fair value.

There is an economic relationship between the hedged items and the hedging instruments as the terms of the interest rate hedges match the terms of the respective fixed rate loans (i.e., notional amount, maturity, payment and reset dates). Brookfield Renewable established a hedge ratio of 1:1 for the hedging relationships as the underlying risk of the interest rate swaps are identical to the hedged risks. To test the hedge effectiveness, Brookfield Renewable uses the hypothetical derivative method and compares the changes in the fair value of the hedging instrument against the changes in fair value of the hedged items attributable to the hedged risk.

The hedge ineffectiveness can arise from:

•         Different interest rate curves being applied to discount the hedged item and hedging instrument

•         Differences in timing of cash flows of the hedged item and hedging instrument

•         The counterparties’ credit risk having an asymmetrical impact on the fair value movements of the hedging instrument and hedged item

At December 31, 2018, agreements with a total notional exposure of $1,444 million were outstanding (2017: $1,704 million) including $383 million (2017: $780 million) associated with agreements that are not formally designated as hedging instruments. The weighted-average fixed interest rate resulting from these agreements is 3.6% (2017: 4.5% and 2016: 2.5%).

For the year ended December 31, 2018, net movements relating to cash flow hedges realized and reclassified from OCI to interest expense – borrowings in the consolidated statements of income (loss) were $14 million losses (2017: $20 million and 2016: $16 million).

Based on market prices as of December 31, 2018, unrealized losses of $10 million (2017: $18 million and 2016: $110 million) recorded in AOCI on interest rate swaps are expected to be settled or reclassified into income in the next twelve months. The actual amount reclassified from AOCI, however, could vary due to future changes in market rates.

The following table summarizes the interest rate hedges designated as hedging instruments:

Dec 31
Interest rate hedges	2018
Carrying amount (asset/(liability))	(25)
Notional amount - $	178
Notional amount - C$(1)	151
Notional amount - €(1)	377
Notional amount - £(1)	99
Notional amount - COP(1)	256
Maturity dates	Aug 2019 - Sep 2036
Hedge ratio	1:1
Change in discounted spot value of outstanding hedging instruments	8
Change in value of hedged item used to determine hedge effectiveness	(2)

(1)               Notional amounts of foreign currency denominated interest rate hedges are presented at the U.S. dollar equivalent value based on the December 31, 2018 foreign currency spot rate

The hedge ineffectiveness gain recognized in Unrealized financial instruments loss in the consolidated statements of income related to interest rate contracts (cash flow hedges) for the year ended December 31, 2018 was $9 million.

(d)  Foreign exchange swaps

Brookfield Renewable has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments and earnings in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.

There is an economic relationship between the hedged item and the hedging instrument as the net investment or anticipated foreign currency transaction creates a translation risk that will match the respective hedging instrument. Brookfield Renewable established a hedge ratio of 1:1 as the underlying risk of the hedging instrument is identical to the hedged risk component.

At December 31, 2018, agreements with a total notional exposure of $1,844 million were outstanding (2017: $2,306 million) including $957 million (2017: $718 million) associated with agreements that are not formally designated as hedging instruments.

There are no unrealized gains or losses recorded in AOCI on foreign exchange swaps that are expected to be settled or reclassified into income in the next twelve months (2017: $48 million losses and 2016: $1 million losses). The actual amount reclassified from AOCI, however, could vary due to future changes in market rates.

The following table summarizes the foreign exchange swaps designated as hedging instruments:

Dec 31
Foreign exchange swaps	2018
Carrying amount (asset/(liability))	23
Notional amount for hedges of the Canadian dollar(1)	419
Notional amount for hedges of the Euro(1)	221
Notional amount for hedges of the British pounds sterling(1)	247
Maturity date	Jan 2019 - Dec 2019
Hedge ratio	1:1
Weighted average hedged rate for the year:
C$/$ foreign exchange forward contracts	1.34
€/$ foreign exchange forward contracts	0.82
£/$ foreign exchange forward contracts	0.76

(1)               Notional amounts expressed in millions of U.S. dollars

The following table presents a reconciliation of the LP unitholder equity reserves impacted by financial instruments:

		Investments	Foreign
	Cash flow	in equity	currency
(MILLIONS)	hedges	securities	translation
Balance, as at December 31, 2017	$(29)	$15	$(378)
Effective portion of changes in fair value arising from:
Energy derivative contracts	(1)	-	-
Interest rate swaps	1	-	-
Foreign exchange swaps	-	-	42
Amount reclassified to profit or loss	7	-	-
Foreign currency revaluation of designated borrowings	-	-	87
Foreign currency revaluation of net foreign operations	-	-	(324)
Valuation of investments in equity securities designated FVOCI	-	(8)	-
Tax effect	(2)	-	(10)
Other	(10)	(3)	(69)
Balance, as at December 31, 2018	$(34)	$4	$(652)

6.  SEGMENTED INFORMATION

Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the business, manage operations, and allocate resources based on the type of technology.

Our operations are segmented by – 1) hydroelectric, 2) wind, 3) solar, 4) storage & other (cogeneration and biomass), and 5) corporate – with hydroelectric and wind further segmented by geography (i.e., North America, Colombia, Brazil, Europe and Asia). Our investment in the TerraForm Power and TerraForm Global businesses led to the creation of the solar segment which is now reviewed on a standalone basis. Our investment in First Hydro also resulted in the creation of a storage segment which is now reviewed along with our cogeneration and biomass businesses, on an aggregate basis. The Colombia segment aggregates the financial results of its hydroelectric and cogeneration facilities. The results of our wind assets in South Africa that are classified as held for sale have been aggregated in the Asia wind business segment. The corporate segment represents all activity performed above the individual segments for the business.

Reporting to the CODM on the measures utilized to assess performance and allocate resources has been on a proportionate basis since the fourth quarter of 2017. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder (holders of the GP interest, Redeemable/Exchangeable partnership units, and LP Units) perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to Brookfield Renewable’s Unitholders.

Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate consolidation basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items include Brookfield Renewable’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, and exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.

Brookfield Renewable does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its financial statements. The presentation of the assets and liabilities and revenues and expenses does not represent Brookfield Renewable’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish Brookfield Renewable’s legal claims or exposures to such items.

Brookfield Renewable reports its results in accordance with these segments and presents prior period segmented information in a consistent manner.

In accordance with IFRS 8, Operating Segments, Brookfield Renewable discloses information about its reportable segments based upon the measures used by the CODM in assessing performance. Except as it relates to proportionate financial information discussed above, the accounting policies of the reportable segments are the same as those described in Note 1 – Basis of preparation and significant accounting policies. Brookfield Renewable analyzes the performance of its operating segments based on revenues, Adjusted EBITDA, and Funds From Operations.

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

Brookfield Renewable uses Funds From Operations to assess the performance of its operations and is defined as Adjusted EBITDA less management service costs, interest and current income taxes, which is then adjusted for the cash portion of non-controlling interests and distributions to preferred shareholders and preferred limited partners.

The following table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable’s proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the year ended December 31, 2018:

												Contribution
	Attributable to Unitholders											from	Attributable
	Hydroelectric			Wind				Solar	Storage	Corporate	Total	equity	to non-	As per
	North			North					and			accounted	controlling	IFRS
($ MILLIONS)	America	Brazil	Colombia	America	Europe	Brazil	Asia		Other			investments	interests	financials(1)
Revenues	893	244	216	219	73	42	12	146	85	-	1,930	(286)	1,338	2,982
Other income	12	5	4	2	11	-	-	5	-	7	46	(7)	11	50
Direct operating costs	(286)	(76)	(94)	(64)	(27)	(9)	(4)	(34)	(36)	(23)	(653)	86	(469)	(1,036)
Share of Adjusted EBITDA from
equity accounted investments	-	-	-	-	-	-	-	-	-	-	-	207	20	227
Adjusted EBITDA	619	173	126	157	57	33	8	117	49	(16)	1,323	-	900	-
Management service costs	-	-	-	-	-	-	-	-	-	(80)	(80)	-	-	(80)
Interest expense - borrowings	(172)	(22)	(38)	(63)	(17)	(9)	(4)	(45)	(17)	(99)	(486)	82	(301)	(705)
Current income taxes	(4)	(9)	(2)	(1)	(2)	-	1	-	-	-	(17)	3	(16)	(30)
Distributions attributable to
Preferred limited partners equity	-	-	-	-	-	-	-	-	-	(38)	(38)	-	-	(38)
Preferred equity	-	-	-	-	-	-	-	-	-	(26)	(26)	-	-	(26)
Share of interest and cash taxes from
equity accounted investments	-	-	-	-	-	-	-	-	-	-	-	(85)	(12)	(97)
Share of Funds From Operations
attributable to non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	(571)	(571)
Funds From Operations	443	142	86	93	38	24	5	72	32	(259)	676	-	-	-
Depreciation	(231)	(136)	(18)	(122)	(43)	(13)	(2)	(40)	(23)	(2)	(630)	96	(285)	(819)
Foreign exchange and
unrealized financial instrument loss	(1)	(1)	7	2	9	(10)	3	(9)	(2)	-	(2)	(3)	(29)	(34)
Deferred income tax recovery	(1)	1	18	20	2	-	-	21	-	24	85	(50)	54	89
Other	(21)	(3)	(6)	(11)	(1)	-	(2)	(11)	(9)	(23)	(87)	19	(14)	(82)
Share of earnings from
equity accounted investments	-	-	-	-	-	-	-	-	-	-	-	(62)	-	(62)
Net income attributable to
non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	-	274	274
Net income (loss) attributable
to Unitholders(2)	189	3	87	(18)	5	1	4	33	(2)	(260)	42	-	-	42

(1)               Share of earnings from equity-accounted investments of $68 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $297 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.

(2)               Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

The following table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable’s proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the year ended December 31, 2017:

											Contribution
	Attributable to Unitholders										from	Attributable
	Hydroelectric			Wind			Solar	Storage	Corporate	Total	equity	to non-	As per
	North			North				and			accounted	controlling	IFRS
($ MILLIONS)	America	Brazil	Colombia	America	Europe	Brazil		Other			investments	interests	financials(1)
Revenues	945	243	191	161	46	26	8	59	-	1,679	(74)	1,020	2,625
Other income	1	12	2	-	-	-	-	6	19	40	(11)	18	47
Direct operating costs	(281)	(77)	(94)	(42)	(20)	(4)	(2)	(32)	(25)	(577)	28	(429)	(978)
Share of Adjusted EBITDA from
equity accounted investments	-	-	-	-	-	-		-	-	-	57	-	57
Adjusted EBITDA	665	178	99	119	26	22	6	33	(6)	1,142	-	609	-
Management service costs	-	-	-	-	-	-	-	-	(82)	(82)	-	-	(82)
Interest expense - borrowings	(180)	(18)	(42)	(45)	(10)	(6)	(3)	(14)	(89)	(407)	21	(246)	(632)
Current income taxes	1	(12)	(5)	-	(1)	-	(1)	-	-	(18)	1	(22)	(39)
Distributions attributable to
Preferred limited partners equity	-	-	-	-	-	-	-	-	(28)	(28)	-	-	(28)
Preferred equity	-	-	-	-	-	-	-	-	(26)	(26)	-	-	(26)
Share of interest and cash taxes from
equity accounted investments	-	-	-	-	-	-		-	-	-	(22)	-	(22)
Share of Funds From Operations
attributable to non-controlling interests	-	-	-	-	-	-		-	-	-	-	(341)	(341)
Funds From Operations	486	148	52	74	15	16	2	19	(231)	581	-	-	-
Depreciation	(220)	(142)	(26)	(90)	(25)	(7)	(4)	(25)	-	(539)	22	(265)	(782)
Foreign exchange and
unrealized financial instrument loss	(12)	(3)	(3)	1	(14)	-	(1)	-	(15)	(47)	2	(1)	(46)
Deferred income tax expense	(67)	2	(10)	28	5	-	1	-	16	(25)	(3)	(21)	(49)
Other	(17)	(8)	6	(4)	4	2	(3)	-	(6)	(26)	12	(1)	(15)
Share of earnings from
equity accounted investments	-	-	-	-	-	-	-	-	-	-	(33)	-	(33)
Net income attributable to
non-controlling interests	-	-	-	-	-	-	-	-	-	-	-	288	288
Net income (loss) attributable to Unitholders(2)	170	(3)	19	9	(15)	11	(5)	(6)	(236)	(56)	-	-	(56)

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

										Contribution
	Attributable to Unitholders									from	Attributable
	Hydroelectric			Wind			Storage	Corporate	Total	equity	to non-	As per
	North			North			and			accounted	controlling	IFRS
($ MILLIONS)	America	Brazil	Colombia	America	Europe	Brazil	Other			investments	interests	financials(1)
Revenues	819	187	192	151	56	17	58	1	1,481	(37)	1,008	2,452
Other income	24	13	3	-	-	-	(1)	8	47	-	17	64
Direct operating costs	(295)	(70)	(107)	(36)	(24)	(4)	(26)	(24)	(586)	16	(468)	(1,038)
Share of Adjusted EBITDA from
equity accounted investments	-	-	-	-	-	-	-	-	-	21	-	21
Adjusted EBITDA	548	130	88	115	32	13	31	(15)	942	-	557	-
Management service costs	-	-	-	-	-	-	-	(62)	(62)	-	-	(62)
Interest expense - borrowings	(177)	(24)	(36)	(41)	(14)	(7)	(12)	(91)	(402)	12	(216)	(606)
Current income taxes	(4)	(9)	(6)	-	-	-	-	-	(19)	-	(25)	(44)
Distributions attributable to
Preferred limited partners equity	-	-	-	-	-	-	-	(15)	(15)	-	-	(15)
Preferred equity	-	-	-	-	-	-	-	(25)	(25)	-	-	(25)
Share of interest and cash taxes from
equity accounted investments	-	-	-	-	-	-	-	-	-	(12)	-	(12)
Share of Funds From Operations
attributable to non-controlling interests	-	-	-	-	-	-	-	-	-	-	(316)	(316)
Funds From Operations	367	97	46	74	18	6	19	(208)	419	-	-	-
Depreciation	(244)	(125)	(31)	(80)	(38)	(4)	(18)	-	(540)	11	(252)	(781)
Foreign exchange and
unrealized financial instrument loss	1	-	1	-	-	-	2	-	4	-	-	4
Deferred income tax expense (recovery)	31	7	6	49	6	-	-	(21)	78	-	19	97
Other	(27)	(5)	3	4	6	(1)	(2)	(4)	(26)	(2)	(18)	(46)
Share of earnings from
equity accounted investments	-	-	-	-	-	-	-	-	-	(9)	-	(9)
Net income attributable to
non-controlling interests	-	-	-	-	-	-	-	-	-	-	251	251
Net income (loss) attributable to Unitholders(2)	128	(26)	25	47	(8)	1	1	(233)	(65)	-	-	(65)

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

The following table presents information on a segmented basis about certain items in Brookfield Renewable’s statement of financial position:

												Contribution
	Attributable to Unitholders											from	Attributable
	Hydroelectric			Wind				Solar	Storage	Corporate	Total	equity	to non-	As per
	North			North					and			accounted	controlling	IFRS
(MILLIONS)	America	Colombia	Brazil	America	Europe	Brazil	Asia		Other			investments	interests	financials
As at December 31, 2018:
Cash and cash equivalents	$6	$7	$37	$30	$29	$5	$2	$41	$9	$3	$169	$(81)	$85	$173
Property, plant and equipment, at fair value	11,498	1,609	1,907	2,480	819	348	36	1,354	686	(9)	20,728	(3,529)	11,826	29,025
Total assets	12,125	1,868	2,105	2,554	939	379	56	1,650	746	161	22,583	(2,483)	14,003	34,103
Total borrowings	2,995	419	198	1,204	463	75	31	1,021	249	2,334	8,989	(1,972)	3,701	10,718
Other liabilities	2,764	434	150	536	124	7	3	255	31	211	4,515	(511)	2,175	6,179
For the year ended December 31, 2018:
Additions to property, plant and equipment	96	7	30	11	10	-	-	9	3	6	172	(16)	145	301
As at December 31, 2017:
Cash and cash equivalents	$21	$14	$40	$18	$19	$7	$103	$90	$11	$7	330	$(30)	$499	$799
Property, plant and equipment, at fair value	11,396	1,303	1,908	1,798	482	304	11	602	625	-	18,429	(1,451)	10,118	27,096
Total assets	11,709	1,574	2,149	1,888	532	443	31	765	691	180	19,962	(1,040)	11,982	30,904
Total borrowings	3,049	447	200	1,005	233	192	9	499	253	2,552	8,439	(848)	4,175	11,766
Other liabilities	2,188	354	180	333	101	16	9	74	51	234	3,540	(191)	1,507	4,856
For the year ended December 31, 2017:
Additions to property, plant and equipment	90	8	59	6	34	-	-	-	13	10	220	(10)	144	354

Geographical Information

The following table presents consolidated revenue split by geographical region for the year ended December 31:

(MILLIONS)	2018	2017	2016
United States	$926	$871	$786
Colombia	896	797	819
Canada	428	480	442
Brazil	429	366	269
Europe	126	111	136
Asia	177	-	-
	$2,982	$2,625	$2,452

The following table presents consolidated property, plant and equipment and equity-accounted investments split by geographical region:

	Dec 31	Dec 31
(MILLIONS)	2018	2017
United States	$12,705	$11,131
Colombia	6,665	5,401
Canada	5,705	5,810
Brazil	3,553	3,479
Europe	1,624	1,332
Asia	342	664
	$30,594	$27,817

7.  OTHER INCOME

Brookfield Renewable’s other income for the year ended December 31 is comprised of the following:

(MILLIONS)	Notes	2018	2017	2016
Interest income and other		$22	$32	$41
Gain on available for sale investments		-	15	-
Gains on settlement of foreign currency contracts		28	-	23
		$50	$47	$64

8. DIRECT OPERATING COSTS

Brookfield Renewable’s direct operating costs for the year ended December 31 are comprised of the following:

(MILLIONS)	Notes	2018	2017	2016
Operations, maintenance and administration		$581	$567	$553
Water royalties, property taxes and other		142	161	149
Fuel and power purchases(1)		289	226	313
Energy marketing fees	27	24	24	23
		$1,036	$978	$1,038

(1)        Fuel and power purchases are primarily attributable to our portfolio in Colombia.

9.  OTHER

Brookfield Renewable’s other for the year ended December 31 is comprised of the following:

(MILLIONS)	2018	2017	2016
Transaction costs	$2	$9	$22
Change in fair value of property, plant and equipment	44	33	36
Other	36	(27)	(12)
	$82	$15	$46

10. FOREIGN CURRENCY TRANSLATION

Brookfield Renewable’s foreign currency translation for the year ended December 31 shown in the consolidated statements of comprehensive income is comprised of the following:

(MILLIONS)	Notes	2018	2017	2016
Foreign currency translation on
Property, plant and equipment, at fair value	12	$(1,512)	$506	$1,186
Borrowings	13	537	(282)	(244)
Deferred income tax liabilities and assets	11	184	(82)	(157)
Other assets and liabilities		(34)	48	201
		$(825)	$190	$986

11.  Income taxes

The major components of income tax recovery (expense) for the year ended December 31 are as follows:

(MILLIONS)	2018	2017	2016
Income tax recovery (expense) applicable to:
Current taxes
Attributed to the current period	$(30)	$(39)	$(44)
Deferred taxes
Income taxes - origination and reversal of temporary differences	$2	$8	$71
Relating to change in tax rates / imposition of new tax laws	95	(42)	35
Relating to unrecognized temporary differences and tax losses	(8)	(15)	(9)
	$89	$(49)	$97
Total income tax recovery (expense)	$59	$(88)	$53

The major components of deferred income tax recovery (expense) for the year ended December 31 recorded directly to OCI are as follows:

(MILLIONS)	2018	2017	2016
Deferred income taxes attributed to:
Financial instruments designated as cash flow hedges	$(2)	$(4)	$2
Other	(20)	15	(7)
Revaluation surplus
Origination and reversal of temporary differences	(1,117)	(248)	(55)
Relating to changes in tax rates / imposition of new tax laws	54	586	19
	$(1,085)	$349	$(41)

Brookfield Renewable’s effective income tax (expense) recovery for the year ended December 31 is different from its recovery at its statutory income tax rate due to the differences below:

(MILLIONS)	2018	2017	2016
Statutory income tax (expense) recovery(1)	$(100)	$(50)	$5
Reduction (increase) resulting from:
Increase in tax assets not recognized	(8)	(15)	(9)
Differences between statutory rate and future tax rate	95	(37)	43
Subsidiaries' income taxed at different rates	75	14	14
Other	(3)	-	-
Effective income tax recovery (expense)	$59	$(88)	$53

•         Statutory income tax expense is calculated at the domestic rates applicable to the profits in the country concerned.

The above reconciliation has been prepared by aggregating the information for all of Brookfield Renewable’s subsidiaries using the domestic rate in each tax jurisdiction.

Brookfield Renewable’s effective income tax rate was (17.15)% for the year ended December 31, 2018 (2017: 63.31% and 2016: 384.03%). The effective tax rate is less than the statutory rate primarily due to rate differentials, legislative changes in tax rates during the year, and non-controlling interests’ income not subject to tax.

The following table details the expiry date, if applicable, of the unrecognized deferred tax assets as at December 31:

(MILLIONS)	2018	2017	2016
2019 to 2023	$3	$8	$-
2024 and thereafter	85	108	98
	$88	$116	$98

The deferred tax assets and liabilities of the following temporary differences have been recognized in the consolidated financial statements for the year ended December 31:

		Difference	Net deferred
	Non-capital	between tax and	tax (liabilities)
(MILLIONS)	losses	carrying value	assets
As at January 1, 2016	$458	$(2,996)	$(2,538)
Recognized in Net income (loss)	24	73	97
Recognized in equity	17	(48)	(31)
Business combination	-	(1,020)	(1,020)
Foreign exchange	-	(160)	(160)
As at December 31, 2016	499	(4,151)	(3,652)
Recognized in Net income (loss)	(97)	48	(49)
Recognized in equity	13	341	354
Business combination	79	(63)	16
Foreign exchange	14	(94)	(80)
As at December 31, 2017	508	(3,919)	(3,411)
Recognized in Net income (loss)	(60)	149	89
Recognized in equity	1	(985)	(984)
Business combination	-	73	73
Foreign exchange	(20)	204	184
As at December 31, 2018	$429	$(4,478)	$(4,049)

The deferred income tax liabilities include $3,685 million (2017: $2,561 million and 2016: $2,948 million) of liabilities which relate to property, plant and equipment revaluations included in equity.

The taxable temporary difference attributable to Brookfield Renewable’s interest in its subsidiaries, branches, associates, and joint ventures is $3,398 million (2017: $1,549 million and 2016: $1,380 million). No deferred income tax liability has been recognized in the financial statements in respect of this taxable temporary difference.

12.   PROPERTY, PLANT AND EQUIPMENT, AT FAIR VALUE

The following table presents a reconciliation of property, plant and equipment at fair value:

(MILLIONS)	Notes	Hydro	Wind	Solar	Other(1)	Total(2)
As at December 31, 2015		$14,847	$3,233	-	$278	$18,358
Additions		269	71	-	18	358
Acquisitions through business combinations	3	5,731	10	-	-	5,741
Items recognized through OCI
Change in fair value		190	187	-	54	431
Foreign exchange		1,114	21	-	51	1,186
Items recognized through net income
Change in fair value		(17)	(10)	-	(9)	(36)
Depreciation		(565)	(199)	-	(17)	(781)
As at December 31, 2016		$21,569	$3,313	-	$375	$25,257
Additions		253	95	-	6	354
Acquisitions through business combinations	3	-	670	575	-	1,245
Disposal		-	(338)	-	-	(338)
Items recognized through OCI
Change in fair value		828	91	-	(32)	887
Foreign exchange		332	177	-	(3)	506
Items recognized through net income
Change in fair value		(20)	(8)	-	(5)	(33)
Depreciation		(563)	(197)	-	(22)	(782)
As at December 31, 2017		$22,399	$3,803	$575	$319	$27,096
Additions		212	36	47	6	301
Acquisitions through business combinations	3	-	125	86	-	211
Transfer to assets held for sale	4	-	(58)	(691)	-	(749)
Items recognized through OCI
Change in fair value		3,775	466	313	4	4,558
Foreign exchange		(1,138)	(256)	(77)	(41)	(1,512)
Items recognized through net income
Change in fair value		(33)	(20)	-	(8)	(61)
Depreciation		(536)	(236)	(25)	(22)	(819)
As at December 31, 2018		$24,679	$3,860	$228	$258	$29,025

(1)     Includes biomass and cogeneration.

(2)     Includes intangible assets of $11 million (2017: $13 million and 2016: $14 million) and assets under construction of $388 million (2017: $601 million and 2016: $663 million).

The fair value of Brookfield Renewable’s property, plant and equipment is calculated as described in Notes 1(h) – Property, plant and equipment and revaluation method and 1(q)(i) – Critical estimates – property, plant and equipment. Judgment is involved in determining the appropriate estimates and assumptions in the valuation of Brookfield Renewable’s property, plant and equipment. See Note 1(r)(iii) - Critical judgments in applying accounting policies – Property, plant and equipment. Brookfield Renewable has classified its property, plant and equipment under level 3 of the fair value hierarchy.

Discount rates, terminal capitalization rates and exit dates used in the valuation methodology are provided in the following table

	North America						Colombia		Brazil		Europe
	2018			2017			2018	2017	2018	2017	2018			2017
Discount rate(1)
Contracted	4.8%	-	5.6%	4.9%	-	6.0%	9.6%	11.3%	9.0%	8.9%	4.0%	-	4.3%	4.1%	-	4.5%
Uncontracted	6.4%	-	7.2%	6.5%	-	7.6%	10.9%	12.6%	10.3%	10.2%	5.8%	-	6.1%	5.9%	-	6.3%
Terminal
capitalization rate(2)	6.1%	-	7.1%	6.2%	-	7.5%	10.4%	12.6%	N/A	N/A	N/A			N/A
Exit date	2038			2037			2038	2037	2047	2032	2033			2031

(1)               Discount rates are not adjusted for asset specific risks.

(2)               The terminal capitalization rate applies only to hydroelectric assets in the United States, Canada and Colombia.

The following table summarizes the impact of a change in discount rates, electricity prices and terminal capitalization rates on the fair value of property, plant and equipment:

	2018
	North
(MILLIONS)	America	Colombia	Brazil	Europe	Total
25 bps increase in discount rates	$(770)	$(180)	$(80)	$(20)	$(1,050)
25 bps decrease in discount rates	840	190	80	20	1,130
5% increase in future energy prices	800	440	100	20	1,360
5% decrease in future energy prices	(800)	(440)	(100)	(20)	(1,360)
25 bps increase in terminal capitalization rate(1)	(210)	(30)	-	-	(240)
25 bps decrease in terminal capitalization rate(1)	230	30	-	-	260
	2017
	North
(MILLIONS)	America	Colombia	Brazil	Europe	Total
25 bps increase in discount rates	$(710)	$(130)	$(50)	$(20)	$(910)
25 bps decrease in discount rates	770	130	50	20	970
5% increase in future energy prices	620	370	70	20	1,080
5% decrease in future energy prices	(620)	(370)	(70)	(20)	(1,080)
25 bps increase in terminal capitalization rate(1)	(180)	(20)	-	-	(200)
25 bps decrease in terminal capitalization rate(1)	190	20	-	-	210

(1)         The terminal capitalization rate applies only to hydroelectric assets in the United States, Canada and Colombia.

Terminal values are included in the valuation of hydroelectric assets in the United States, Canada and Colombia. For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset plus a one-time 30-year renewal term for the majority of our hydroelectric assets. In November 2016, the Brazilian federal government published a new law which allowed a one-time extension of authorization licenses of hydroelectric facilities with installed capacities in the range of 5 MW to 50 MW. Only after the Brazilian federal government clarified the technical and cost requirements associated with the authorization extension in June of 2018 did Brookfield Renewable include the one-time 30-year extension in the valuation of the relevant hydroelectric assets in Brazil. The weighted-average remaining duration of the authorization or useful life of a concession asset at December 31, 2018, including a one-time 30-year renewal for applicable hydroelectric assets, is 29 years (2017: 15 years). Consequently, there is no terminal value attributed to the hydroelectric assets in Brazil at the end of the authorization term.

The following table summarizes the percentage of total generation contracted under power purchase agreements as at December 31, 2018:

	North America	Colombia	Brazil	Europe
1 - 10 years	57%	22%	69%	72%
11 - 20 years	34%	0%	35%	25%

The following table summarizes power prices from long-term power purchase agreements that are linked specifically to the related power generating assets:

Per MWh(1)	North America	Colombia		Brazil		Europe
1 - 10 years	$83	COP	201,000	R$	286	€93
11 - 20 years	80		-		397	111

(1)               Assumes nominal prices based on weighted-average generation.

The following table summarizes the estimates of future electricity prices:

Per MWh(1)	North America	Colombia		Brazil		Europe
1 - 10 years	$68	COP	252,000	R$	287	€79
11 - 20 years	116		354,000		452	92

(1)               Assumes nominal prices based on weighted-average generation.

Brookfield Renewable’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth between 2022 and 2025. A further one year change would increase or decrease the fair value of property, plant and equipment by approximately $150 million (2017: $160 million).

Had Brookfield Renewable’s revalued property, plant and equipment been measured on a historical cost basis, the carrying amounts, net of accumulated depreciation would have been as follows at December 31:

(MILLIONS)	2018	2017
Hydroelectric	$11,888	$12,740
Wind	2,753	3,030
Solar	260	621
Other(1)	246	312
	$15,147	$16,703

(1)           Includes biomass and cogeneration.

13.  BORROWINGS

Corporate Borrowings

The composition of corporate borrowings as at December 31 is presented in the following table:

	2018				2017
	Weighted-average			Estimated	Weighted-average			Estimated
	Interest	Term	Carrying	fair	Interest	Term	Carrying	fair
(MILLIONS EXCEPT AS NOTED)	rate (%)	(years)	value	value	rate (%)	(years)	value	value
Credit facilities	3.3	4.4	$727	$727	2.6	4.5	$887	$887
Medium Term Notes:
Series 3 (C$200)	-	-	$-	$-	5.3	0.8	$159	$163
Series 4 (C$150)	5.8	17.9	110	124	5.8	18.9	119	144
Series 7 (C$450)	5.1	1.8	330	342	5.1	2.8	358	382
Series 8 (C$400)	4.8	3.1	293	309	4.8	4.1	318	344
Series 9 (C$400)	3.8	6.4	293	288	3.8	7.4	318	321
Series 10 (C$500)	3.6	8.0	367	357	3.6	9.0	398	400
Series 11 (C$300)	4.3	10.0	220	220	-	-	-	-
	4.4	6.5	$1,613	$1,640	4.5	6.4	$1,670	$1,754
Total corporate borrowings			2,340	2,367			2,557	2,641
Less: Unamortized financing fees(1)			(6)				(5)
Less: Current portion			(6)				(159)
			$2,328				$2,393

(1)           Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.

The following table outlines the change in the unamortized financing fees of corporate borrowings for the year ended December 31:

(MILLIONS)	2018	2017	2016
Corporate borrowings
Unamortized financing fees, beginning of year	$5	$6	$5
Additional financing fees	2	-	2
Amortization of financing fees	(1)	(1)	(1)
Unamortized financing fees, end of year	$6	$5	$6

Credit facilities

In June 2018, Brookfield Renewable extended the maturity of $1.7 billion of its corporate credit facilities by one year to June 30, 2023. The credit facilities are used for general working capital purposes and issuing letters of credit. The credit facilities bear interest at the applicable rate plus an applicable margin. The applicable margin is tiered on the basis of Brookfield Renewable’s unsecured senior long-term debt rating and is currently 1.20%.

In May 2018, Brookfield Renewable entered into an agreement for a $300 million export credit agency guaranteed letter of credit facility. As at December 31, 2018, $201 million is utilized on the facility replacing the previous utilization on Brookfield Renewable’s revolving credit facility.

In December 2018, Brookfield Renewable extended the maturity of the $400 million committed unsecured credit facility provided by Brookfield Asset Management by one year to December 2019. The interest rate is LIBOR plus up to 2%. Brookfield Renewable repaid all outstanding draws and accrued interest from the

$400 million unsecured revolving credit facility as of December 31, 2018. During the year, Brookfield Asset Management had also placed funds on deposit with Brookfield Renewable in the amount of $200 million, which have since been paid back in full including any interest that had been accrued. The interest expense on the deposit and draws from the credit facility for the year ended December 31, 2018 totaled $8 million (2017: $1 million). Subsequent to December 31, 2018, Brookfield Asset Management placed funds on deposit with Brookfield Renewable in the amount of $251 million.

Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for debt service reserve accounts.

The following table summarizes the available portion of corporate credit facilities as at December 31:

(MILLIONS)	2018	2017
Authorized corporate credit facilities(1)	$2,100	$2,090
Draws on corporate credit facilities(1)	(721)	(685)
Issued letters of credit	(8)	(193)
Available portion of corporate credit facilities	1,371	1,212

(1)           Amounts are guaranteed by Brookfield Renewable. Excludes $6 million (2017: $202 million) borrowed under a subscription facility of a Brookfield sponsored private fund.

Medium term notes

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

On September 20, 2018, Brookfield Renewable completed the issuance of C$300 million ($231 million) Series 11 medium-term notes which carry a fixed interest rate of 4.25% and mature in January 2029. The financing was Brookfield Renewable’s inaugural corporate-level green bond.

In November 2018, Brookfield Renewable repaid C$200 million ($153 million) of medium-term notes upon maturity.

Non-recourse borrowings

Non-recourse borrowings are typically asset-specific, long-term, non-recourse borrowings denominated in the domestic currency of the subsidiary. Non-recourse borrowings in North America and Europe consist of both fixed and floating interest rate debt indexed to the London Interbank Offered Rate (“LIBOR”) and the Canadian Dollar Offered Rate (“CDOR”). Brookfield Renewable uses interest rate swap agreements in North America and Europe to minimize its exposure to floating interest rates. Non-recourse borrowings in Brazil consist of floating interest rates of Taxa de Juros de Longo Prazo (“TJLP”), the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate (“CDI”), plus a margin. Non-recourse borrowings in Colombia include floating interest rates of Indicador Bancario de Referencia rate (“IBR”), the Banco Central de Colombia short-term interest rate, or Colombian Consumer Price Index (“IPC”), the Banco Central de Colombia inflation rate, plus a margin. Non-recourse borrowings in India consist of fixed interest rate U.S. dollar denominated debt.

The composition of non-recourse borrowings as at December 31 is presented in the following table:

	2018				2017
	Weighted-average			Estimated	Weighted-average			Estimated
	Interest	Term	Carrying	fair	Interest	Term	Carrying	fair
(MILLIONS EXCEPT AS NOTED)	rate (%)	(years)	value	value	rate (%)	(years)	value	value
Non-recourse borrowings
Hydroelectric	6.1	9.2	$6,318	$6,517	6.3	8.8	$6,392	$6,813
Wind	4.7	10.8	1,908	1,951	5.8	9.7	2,211	2,343
Solar	6.0	7.1	142	133	11.1	7.6	643	643
Storage and other	4.0	4.9	91	95	8.4	17.8	39	39
Total	5.7	9.5	$8,459	$8,696	6.5	9.0	$9,285	$9,838
Add: Unamortized premiums(1)			1				1
Less: Unamortized financing fees(1)			(76)				(72)
Less: Current portion			(489)				(1,517)
			$7,895				$7,697

(1)           Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.

Future repayments of Brookfield Renewable’s non-recourse borrowings for each of the next five years and thereafter are as follows:

(MILLIONS)	2019	2020	2021	2022	2023	Thereafter	Total
Non-recourse borrowings
Hydro	306	446	164	491	1,084	3,827	6,318
Wind	169	119	129	128	161	1,202	1,908
Solar	13	-	4	-	-	125	142
Storage and other	1	1	77	1	1	10	91
	$489	$566	$374	$620	$1,246	$5,164	$8,459

The following table outlines the change in the unamortized financing fees of non-recourse borrowings for the year ended December 31:

(MILLIONS)	2018	2017	2016
Non-recourse borrowings
Unamortized financing fees, beginning of year	$72	$74	$54
Additional financing fees	21	16	41
Amortization of financing fees	(12)	(14)	(17)
Foreign exchange translation and other	(5)	(4)	(4)
Unamortized financing fees, end of year	$76	$72	$74

On January 19, 2018, Brookfield Renewable completed financing associated with its equity-accounted 2.1 GW pumped storage facility in the United Kingdom by securing £60 million ($83 million) of non-recourse borrowings and £90 million ($125 million) letter of credit facility. The non-recourse borrowings mature in 2021 and bear interest at LIBOR plus a margin of 2.75%.

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

On February 27, 2018, Brookfield Renewable completed bond financing associated with the Colombian business. The financing was a COP 750 billion ($262 million) in senior unsecured bonds with maturities of 7, 12 and 30 years at rates of 7.12%, IPC + 3.56% and IPC + 3.99%, respectively.

On April 20, 2018, Brookfield Renewable completed a R$160 million ($47 million) refinancing associated with a 120 MW hydroelectric facility in Brazil. The loan bears an interest rate of CDI + 2.00%, maturing in October 2023.

In the second quarter of 2018, Brookfield Renewable completed a refinancing of COP 1,762 billion ($634 million) of bank debt associated with the Colombian business. The new loans mature between 2025 and 2030 years at rates ranging of IBR + 2.97% to IBR + 3.70%.

On August 31, 2018, Brookfield Renewable completed a refinancing of COP 338 billion ($111 million) of debt associated with the Colombian business. The amortizing loan bears a fixed interest rate of 7.48% and matures in August 2025.

On September 14, 2018, Brookfield Renewable completed a R$250 million ($60 million) financing associated with the Brazilian hydroelectric business. The debenture bears interest at 113% of CDI and matures in September 2023.

On September 28, 2018, Brookfield Renewable increased indebtedness associated with a 166 MW wind portfolio in Ontario through a C$60 million ($46 million) private placement. The debt bears a fixed rate of 4.86% and matures in August 2031.

On October 26, 2018, Brookfield Renewable completed a £29 million ($37 million) financing associated with the acquisition of a 23 MW Northern Ireland wind facility. The debt matures in September 2036 and bears interest at GBP LIBOR plus a margin of 1.85%.

On November 26, 2018, Brookfield Renewable completed a commercial paper issuance of COP 250 billion ($77 million) associated with the Colombian business. The issuance bears interest at IBR + 0.70% and has a term of 330 days.

On December 11, 2018, Brookfield Renewable extended the maturity of COP 593 billion ($186 million) of local bank debt and $196 million of bank debt associated with the Colombian business by 2 years to January 2023. The COP tranche bears interest at IBR + 3.50% and the USD tranche bears interest at LIBOR + 2.50%.

On December 12, 2018, Brookfield Renewable completed a $190 million refinancing associated with a 377 MW hydroelectric portfolio in the United States. The loan bears interest at LIBOR plus a margin of 3.00% and matures in December 2022.

On December 20, 2018, Brookfield Renewable completed a C$150 million ($111 million) financing associated with a 488 MW hydroelectric portfolio in Canada. The loan bears interest at CDOR plus a margin of 1.40% and matures in November 2020.

On December 20, 2018, Brookfield Renewable completed a C$160 million ($119 million) financing associated with a 351 MW hydroelectric portfolio in Canada. The loan bears interest at CDOR plus a margin of 1.60% and matures in June 2023.

Supplemental Information

The following table outlines changes in Brookfield Renewable’s borrowings for the year ended December 31:

		Net cash flows from	Non-cash
(MILLIONS)	Jan 1	financing activities	Acquisition	Held for sale	Disposal	Other(1)	Dec 31
2018
Corporate borrowings	$2,552	(88)	-	-	-	(130)	$2,334
Non-recourse borrowings	$9,214	(178)	90	(360)	-	(382)	$8,384
2017
Corporate borrowings	$2,229	191	-	-	-	132	$2,552
Non-recourse borrowings	$7,953	76	1,188	-	(173)	170	$9,214

(1)               Includes foreign exchange and amortization of unamortized premium and financing fees.

14. NON-CONTROLLING INTERESTS

Brookfield Renewable’s non-controlling interests are comprised of the following as at December 31:

(MILLIONS)	2018	2017
Participating non-controlling interests - in operating subsidiaries	$8,129	$6,298
General partnership interest in a holding subsidiary held by Brookfield	66	58
Participating non-controlling interests - in a holding subsidiary -
Redeemable/Exchangeable units held by Brookfield	3,252	2,843
Preferred equity	568	616
	$12,015	$9,815

On October 31, 2018, Brookfield Renewable completed the sale of a 25% non-controlling interest in a portfolio of select Canadian hydroelectric assets. Cash consideration of C$390 million was received from the non-controlling shareholders. A revaluation of the associated property, plant and equipment was performed immediately prior to the sale in accordance with our accounting policy election to apply the revaluation method. Upon completion of the sale, Brookfield Renewable recognized an $11 million gain directly in equity.

Participating non-controlling interests – in operating subsidiaries

The net change in participating non-controlling interests – in operating subsidiaries is as follows:

	Brookfield					Isagen	Isagen public
	Americas	Brookfield	Brookfield	Canadian	The	institu-	non-con
Infrastructure		Infrastructure	Infrastructure	Hydroelectric	Catalyst	tional	-trolling
(MILLIONS)	Fund	Fund II	Fund III	Portfolio	Group	investors	interests	Other	Total
As at December 31, 2015	$958	$1,441	$-	$-	$121	$-	$-	$67	$2,587
Net income	(18)	(16)	15	-	16	47	19	2	65
OCI	46	228	-	-	2	148	205	6	635
Capital contributions	-	74	1,074	-	-	1,473	-	-	2,621
Acquisition	-	-	-	-	-	-	1,417	-	1,417
Distributions	(23)	(73)	(7)	-	(12)	-	-	(4)	(119)
MTO adjustments	-	-	3	-	-	7	(1,627)	-	(1,617)
As at December 31, 2016	$963	$1,654	$1,085	$-	$127	$1,675	$14	$71	$5,589
Net (loss) income	(29)	(13)	33	-	12	47	-	3	53
OCI	(76)	269	111	-	2	78	(1)	-	383
Capital contributions	-	89	186	-	-	19	-	-	294
Acquisition	-	-	525	-	-	-	-	-	525
Distributions	(8)	(317)	(88)	-	(7)	(115)	-	(4)	(539)
Purchase of Isagen shares	-	-	(1)	-	-	(5)	5	-	(1)
Other	-	-	1	-	-	2	(9)	-	(6)
As at December 31, 2017	$850	$1,682	$1,852	$-	$134	$1,701	$9	$70	$6,298
Net income	1	9	86	4	14	174	1	8	297
OCI	66	298	805	(11)	(18)	504	5	58	1,707
Capital contributions	-	9	5	293	-	-	-	-	307
Acquisition	-	-	-	-	-	-	-	21	21
Distributions	(17)	(81)	(276)	-	(6)	(167)	-	(6)	(553)
Other	-	12	(3)	(10)	-	-	-	53	52
As at December 31, 2018	$900	$1,929	$2,469	$276	$124	$2,212	$15	$204	$8,129
Interests held by third parties	75-80%	43-60%	23-71%	25-44%	25%	53%	0.5%	20-50%	-

The following tables summarize certain financial information of operating subsidiaries that have non-controlling interests that are material to Brookfield Renewable:

	Brookfield
	Americas	Brookfield	Brookfield	Canadian	The
	Infrastructure	Infrastructure	Infrastructure	Hydroelectric	Catalyst
(MILLIONS)	Fund	Fund II	Fund III(1)	Portfolio	Group	Isagen(2)	Other	Total
Interests held by third parties	75-80%	43-60%	69-71%	25-44%	25%	76%	20-50%
Place of business	United States, Brazil	United States, Brazil, Europe	United States, Brazil, India, China	Canada	United States	Colombia	United States, Brazil, Canada
Year ended December 31, 2016:
Revenue	$118	$394	$28	$-	$164	$819	$27	$1,550
Net income	(22)	(23)	(8)	-	62	110	5	124
Total comprehensive income (loss)	37	356	(8)	-	70	502	31	988
Net income allocated to non-controlling interests	(18)	(16)	(5)	-	16	86	2	65
Year ended December 31, 2017:
Revenue	$123	$430	$53	$-	$135	$797	$32	$1,570
Net (loss) income	(34)	(20)	18	-	47	89	7	107
Total comprehensive income (loss)	(133)	529	126	-	57	236	-	815
Net (loss) income allocated to non-controlling interests	(29)	(13)	13	-	12	67	3	53
As at December 31, 2017:
Property, plant and equipment, at fair value	$1,667	$5,153	$2,149	$-	$964	$5,401	$411	$15,745
Total assets	1,718	5,430	3,294	-	1,066	6,526	426	18,460
Total borrowings	556	2,040	1,502	-	413	1,858	42	6,411
Total liabilities	628	2,422	1,678	-	432	3,336	63	8,559
Carrying value of non-controlling interests	$850	$1,682	$1,138	$-	$134	$2,424	$70	$6,298
Year ended December 31, 2018:
Revenue	$157	$447	$311	$38	$142	$896	$21	$2,012
Net income	2	17	19	15	56	331	2	442
Total comprehensive income (loss)	95	544	898	25	(16)	1,290	16	2,852
Net income allocated to non-controlling interests	1	9	15	6	14	251	1	297
As at December 31, 2018:
Property, plant and equipment, at fair value	$1,687	$5,553	$2,322	$1,679	$875	$6,665	$253	$19,034
Total assets	1,737	5,831	3,725	1,975	982	7,717	293	22,260
Total borrowings	536	1,979	838	924	369	1,744	70	6,460
Total liabilities	582	2,395	1,441	1,933	387	3,548	88	10,374
Carrying value of non-controlling interests	$900	$1,929	$1,641	$314	$124	$3,169	$52	$8,129

(1)           Excludes information relating to Isagen which is presented separately.

(2)           The total third parties ownership interest in Isagen as of December 31, 2018 was 75.9% and comprised of Brookfield Infrastructure Fund III: 22.9%, Isagen Institutional investors 52.5% and other non-controlling interests: 0.5%.

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

As at December 31, 2018, general partnership units and Redeemable/Exchangeable partnership units outstanding were 2,651,506 (December 31, 2017: 2,651,506) and 129,658,623 (December 31, 2017: 129,658,623), respectively.

Distributions

The composition of the distributions are presented in the following table:

(MILLIONS)	2018	2017
General partnership interest in a holding
subsidiary held by Brookfield	$5	$5
Incentive distribution	40	30
	$45	$35

Participating non-controlling interests - in a
holding subsidiary - Redeemable/
Exchangeable units held by Brookfield	$255	$243
	$300	$278

The following table summarizes certain financial information regarding General partnership interest in a holding subsidiary held by Brookfield and Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield:

(MILLIONS)	2018	2017	2016
For the year ended December 31:
Revenue	$2,982	$2,625	$2,452
Net income	403	51	40
Comprehensive income	3,667	1,401	1,369
Net income allocated to(1):
GP interest	1	(1)	-
Redeemable/Exchangeable partnership units	17	(23)	(29)
As at December 31:
Property, plant and equipment, at fair value	$29,025	$27,096
Total assets	34,103	30,904
Total borrowings	10,718	11,766
Total liabilities	16,897	16,622
Carrying value of(2):
GP interest	66	58
Redeemable/Exchangeable partnership units	3,252	2,843

(1)           Allocated based on weighted-average GP interest, Redeemable/Exchangeable partnership units and LP Units of 2.7 million, 129.7 million, and 180.2 million, respectively (2017: 2.7 million, 129.7 million, and 173.5 million, respectively and 2016: 2.7 million, 129.7 million, and 156.4 million, respectively).

(2)           Allocated based on outstanding GP interest, Redeemable/Exchangeable partnership units and LP Units of 2.7 million, 129.7 million, and 178.8 million, respectively (2017: 2.7 million, 129.7 million, and 180.4 million, respectively).

Preferred equity

Brookfield Renewable’s preferred equity as at December 31 consists of Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) as follows:

			Earliest	Dividends declared for
		Cumulative	permitted	the year ended		Carrying value as at
(MILLIONS, EXCEPT	Shares	dividend	redemption	December 31
AS NOTED)	outstanding	rate (%)	date	2018	2017	2018	2017
Series 1 (C$136)	5.45	3.36	Apr 2020	$4	$4	$100	$108
Series 2 (C$113)(1)	4.51	4.29	Apr 2020	3	3	83	90
Series 3 (C$249)	9.96	4.40	Jul 2019	8	8	182	197
Series 5 (C$103)	4.11	5.00	Apr 2018	4	4	75	82
Series 6 (C$175)	7.00	5.00	Jul 2018	7	7	128	139
	31.03			$26	$26	$568	$616

(1)        Dividend rate represents annualized distribution based on the most recent quarterly floating rate.

The Class A Preference Shares do not have a fixed maturity date and are not redeemable at the option of the holders. As at December 31, 2018, none of the issued Class A Preference Shares have been redeemed by BRP Equity.

Class A Preference Shares – Normal Course Issuer Bid

In June 2018, the TSX accepted notice of BRP Equity’s intention to renew the normal course issuer bid in connection with its outstanding Class A Preference Shares for another year to June 26, 2019, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, it is permitted to repurchase up to 10% of the total public float for each respective series of the Class A Preference Shares. Unitholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. No shares have been repurchased as of December 31, 2018.

15. PREFERRED LIMITED PARTNERS’ EQUITY

Brookfield Renewable’s preferred limited partners’ equity comprises of Class A Preferred Units as follows:

			Earliest	Distributions declared for
		Cumulative	permitted	the year ended		Carrying value as at
(MILLIONS, EXCEPT	Shares	distribution	redemption	December 31		Dec 31	Dec 31
AS NOTED)	outstanding	rate (%)	date	2018	2017	2018	2017
Series 5 (C$72)	2.89	5.59	Apr 2018	$4	$4	$49	$49
Series 7 (C$175)	7.00	5.50	Jan 2021	7	8	128	128
Series 9 (C$200)	8.00	5.75	Jul 2021	9	8	147	147
Series 11 (C$250)	10.00	5.00	Apr 2022	9	8	187	187
Series 13 (C$250)	10.00	5.00	Apr 2023	9	-	196	-
	37.89			$38	$28	$707	$511

On January 16, 2018, Brookfield Renewable issued 10,000,000 Class A Preferred Limited Partnership Units, Series 13 (the “Series 13 Preferred Units”) at a price of C$25 per unit for gross proceeds of C$250 million ($201 million). Brookfield Renewable incurred C$7 million ($5 million) in related transaction costs inclusive of fees paid to underwriters. The holders of the Series 13 Preferred Units are entitled to receive a cumulative quarterly fixed distribution yielding 5.0% for the initial period ending April 30, 2023. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the 5-year Government of Canada bond yield plus 3.00%, and (ii) 5.00%.

The holders of the Series 13 Preferred Units will have the right, at their option, to convert their Series 13 Preferred Units into Class A Preferred Limited Partnership Units, Series 14 (the “Series 14 Preferred Units”), subject to certain conditions, on April 30, 2023 and on April 30 every five years thereafter. The holders of Series 14 Preferred Units will be entitled to receive floating rate cumulative preferential cash distributions equal to the sum of the three month Government of Canada Treasury Bill rate plus 3.00%.

As at December 31, 2018, none of the Class A, Series 5 Preferred Limited Partnership Units have been redeemed.

16. LIMITED PARTNERS’ EQUITY

Limited partners’ equity

As at December 31, 2018, 178,821,204 LP Units were outstanding (December 31, 2017: 180,388,361) including 56,068,944 (December 31, 2017: 56,068,944) held by Brookfield. Brookfield owns all general partnership interests in Brookfield Renewable representing a 0.01% interest.

During the year ended December 31, 2018, 289,641 LP Units (2017: 302,037 LP Units) were issued under the distribution reinvestment plan at a total cost of 8 million (2017: $10 million).

As at December 31, 2018, Brookfield Asset Management’s direct and indirect interest of 185,727,567 LP Units and Redeemable/Exchangeable partnership units represents approximately 60% of Brookfield Renewable on a fully-exchanged basis and the remaining approximate 40% is held by public investors.

On an unexchanged basis, Brookfield holds a 31% direct limited partnership interest in Brookfield Renewable, a 42% direct interest in BRELP through the ownership of Redeemable/Exchangeable partnership units and a direct 1% GP interest in BRELP as at December 31, 2018.

In December 2018, Brookfield Renewable renewed its normal course issuer bid in connection with its LP Units. Under this normal course issuer bid Brookfield Renewable is permitted to repurchase up to 8.9 million LP Units, representing approximately 5% of the issued and outstanding LP Units, for capital management purposes. The bid will expire on December 30, 2019, or earlier should Brookfield Renewable complete its repurchases prior to such date. Under the prior normal course issuer bid that expired on December 28, 2018, Brookfield Renewable had repurchased 1,856,798 LP Units, on the Toronto Stock Exchange and the New York Stock Exchange, at a total cost of $51 million (2017: $nil). An additional 20,000 LP Units were repurchased on December 28, 2018 but not cancelled as at December 31, 2018.

Distributions

The composition of the distributions are presented in the following table:

(MILLIONS)	2018	2017
Brookfield	$110	$101
External LP Unitholders	245	227
	$355	$328

In February 2019, unitholder distributions were increased to $2.06 per LP Unit on an annualized basis, an increase of $0.10 per LP Unit, which will take effect on the distribution payable in March 2019.

17. GOODWILL

The following table provides a reconciliation of goodwill:

(MILLIONS)	Notes	Total
Balance, as at December 31, 2016		$896
Foreign exchange		5
Balance, as at December 31, 2017		$901
Acquired through acquisition	3	27
Transfer to Assets held for sale	4	(22)
Foreign exchange		(78)
Balance, as at December 31, 2018		$828

The purchase price allocation for Biotherm (Note 3 – Acquisitions) includes a deferred tax liability of $35 million. The deferred tax liability arises because the tax basis of the Biotherm net assets are significantly lower than their acquisition date fair value. As required by IFRS 3, this deferred tax liability is calculated in accordance with IAS 12, and is not measured at fair value. IAS 12 requires provisions to be made for all differences between the carrying value of assets and liabilities other than goodwill acquired in a business combination and their tax base at their nominal amount, irrespective of whether or not this will result in additional (or less) tax being paid or when any tax cash flows may occur. The fair value of the deferred tax liability would be lower than its nominal amount and Brookfield Renewable has determined that goodwill of $27 million arises primarily from such difference.

18. CAPITAL MANAGEMENT

Brookfield Renewable’s primary capital management objectives are to ensure the sustainability of its capital to support continuing operations, meet its financial obligations, allow for growth opportunities and provide stable distributions to its LP Unitholders. Brookfield Renewable’s capital is monitored through debt to total capitalization ratio on a consolidated and corporate basis, as at December 31, 2018 these ratios were 34% and 20%, respectively (2017: 40% and 24%, respectively).

Brookfield Renewable has provided covenants to certain of its lenders for its corporate borrowings and credit facilities. The covenants require Brookfield Renewable to meet minimum debt to capitalization ratios.  Subsidiaries of Brookfield Renewable have provided covenants to certain of their lenders for their non-recourse borrowings. These covenants vary from one credit agreement to another and include ratios that address debt service coverage. Certain lenders have also put in place requirements that oblige Brookfield Renewable and its subsidiaries to maintain debt and capital expenditure reserve accounts. The consequences to the subsidiaries as a result of failure to comply with their covenants could include a limitation of distributions from the subsidiaries to Brookfield Renewable, as well as repayment of outstanding debt. Brookfield Renewable is dependent on the distributions made by its subsidiaries to service its debt.

As part of the TerraForm Global transaction, Brookfield Renewable acquired assets with non-recourse financings that were in default prior to the acquisition. As at December 31, 2018, the loans had outstanding principal amounts totaling $183 million, and mature between 2026 and 2031. These loans have remained not in compliance with certain covenants due to conditions that existed prior to the acquisition of TerraForm Global, including issues with contractors under engineering, procurement and construction contracts. The loan balances relating to the South African Portfolio have been classified as Liabilities directly associated with assets held for sale. See Note 4 – Assets held for sale. The remaining balances have been classified as current as at December 31, 2018 in the annual audited consolidated financial statements. These loans have a total outstanding balance as at December 31, 2018 of $13 million. Brookfield Renewable is currently working with all the lenders to cure such defaults and release the restrictions placed on the projects. Except for the aforementioned defaults, Brookfield Renewable complied with all material financial covenants as of December 31, 2018.

Brookfield Renewable’s strategy during 2018, which was unchanged from 2017, was to maintain the measures set out in the following schedule as at December 31:

	Corporate		Consolidated
(MILLIONS)	2018	2017	2018	2017
Corporate borrowings	$2,334	$2,552	$2,334	$2,552
Non-recourse borrowings	-	-	8,384	9,214
	2,334	2,552	10,718	11,766
Deferred income tax liabilities, net(1)	-	-	4,049	3,411
Equity
Participating non-controlling interest -
in operating subsidiaries	-	-	8,129	6,298
Preferred equity	568	616	568	616
Preferred limted partners' equity	707	511	707	511
Unitholders' equity(2)	7,802	6,857	7,802	6,857
Total capitalization	$11,411	$10,536	$31,973	$29,459
Debt to total capitalization	20%	24%	34%	40%

(1)               Deferred income tax liabilities less deferred income tax assets.

(2)               Unitholders’ equity includes equity attributable to Limited partner’s equity, Redeemable/Exchangeable partnership units, and GP interest.

19. EQUITY-ACCOUNTED INVESTMENTS

The following table outlines the changes in Brookfield Renewable’s equity-accounted investments:

(MILLIONS)	2018	2017	2016
Balance, beginning of year	$721	$206	$197
Investment	420	469	-
Share of net income	68	2	-
Share of other comprehensive income	426	56	8
Dividends received	(42)	(31)	(6)
Foreign exchange translation and other	(24)	19	7
Balance, end of year	$1,569	$721	$206

The following tables summarize gross revenues, net income, assets and liabilities of equity-accounted investments in aggregate:

(MILLIONS)	2018	2017	2016
For the year ended December 31
Revenue	$1,305	310	$74
Net income (loss)	223	(24)	-
Share of net income(1)	68	2	-
(1) Brookfield Renewable's ownership interest in these entities ranges from 14-50%.

(MILLIONS)		2018	2017
As at December 31:
Current assets		$682	$477
Property, plant and equipment, at fair value		11,999	8,098
Other assets		608	213
Current liabilities		1,080	687
Non-recourse borrowings		6,078	4,294
Other liabilities		1,197	822

20. CASH AND CASH EQUIVALENTS

Brookfield Renewable’s cash and cash equivalents as at December 31 are as follows:

(MILLIONS)	2018	2017
Cash	$127	$790
Short-term deposits	46	9
	$173	$799

21. RESTRICTED CASH

Brookfield Renewable’s restricted cash as at December 31 is as follows:

(MILLIONS)	Note	2018	2017
Operations		$119	$195
Credit obligations		60	85
Capital expenditures and development projects		2	4
Total		181	284
Less: non-current	23	(45)	(103)
Current		$136	$181

22. TRADE RECEIVABLES AND OTHER CURRENT ASSETS

Brookfield Renewable’s trade receivables and other current assets as at December 31 are as follows:

(MILLIONS)	2018	2017
Trade receivables	$339	$360
Prepaids and others	114	112
Other short-term receivables	109	82
Current portion of contract asset	45	-
	$607	$554

As at December 31, 2018, 74% (2017: 99%) of trade receivables were current. The decrease in current receivables is due to timing of settlement. Brookfield Renewable does not expect issues with collectability of these amounts. Accordingly, as at December 31, 2018 and 2017 an allowance for doubtful accounts for trade receivables was not deemed necessary. Trade receivables are generally on 30-day terms and credit limits are assigned and monitored for all counterparties. In determining the recoverability of trade receivables, management performs a risk analysis considering the type and age of the outstanding receivables and the credit worthiness of the counterparties. Management also reviews trade receivable balances on an ongoing basis.

23.  OTHER LONG-TERM ASSETS

The composition of Brookfield Renewable’s other long-term assets as at December 31 is presented in the following table:

(MILLIONS)	Note	2018	2017
Contract asset		$402	$-
Restricted cash	21	45	103
Acquisition downpayment		-	46
Other		58	81
		$505	$230

At December 31, 2018 and 2017, restricted cash was held primarily to satisfy lease payments and credit agreements.

Contract assets are the result of contract amendments made during the year to Brookfield Renewable’s long-term power purchase agreements with Brookfield associated with generating assets in Ontario held by Great Lakes Power Limited and Mississagi Power Trust. The net impact of these changes were offset by changes to Brookfield Renewable’s long-term energy revenue agreement with Brookfield associated with several entities owned by Brookfield Renewable in the United States, however the changes resulted in a difference in timing of cash flows. As a result, the amendments were accounted for in reflection of their substance, with the recognition of contract asset and liability balances and net financing charges to be recognized over the remainder of the term of the agreements. There are no material provisions for expected credit losses on contract assets. See Note 27 – Related party transactions, for additional details regarding Brookfield Renewable’s revenue agreements with Brookfield.

24.  ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Brookfield Renewable’s accounts payable and accrued liabilities as at December 31 are as follows:

(MILLIONS)	2018	2017
Operating accrued liabilities	$263	$271
Accounts payable	76	117
Interest payable on corporate and non-recourse borrowings	76	64
Deferred consideration	30	35
LP Unitholders’ distributions, preferred limited partnership unit
distributions and preferred dividends payable(1)	30	29
Other	58	26
	$533	$542

(1)       Includes amounts payable only to external LP Unitholders. Amounts payable to Brookfield are included in due to related parties.

25.  OTHER LONG-TERM LIABILITIES

Brookfield Renewable’s other long-term liabilities as at December 31 are comprised of the following:

(MILLIONS)	Notes	2018	2017
Contract liabilities		$479	$9
Pension obligations	29	80	89
Acquisition related provisions		69	80
Decommissioning retirement obligations		67	85
Concession payment liability		7	9
Commitments for power purchase agreement		6	13
Contingent considerations		3	18
Other		23	41
		$734	$344

Brookfield Renewable has recorded decommissioning retirement obligations associated with certain power generating assets. The decommissioning retirement obligation has been established for hydroelectric, wind and solar operation sites that are expected to be restored between the years 2031 to 2138. The estimated cost of decommissioning activities is based on a third-party assessment.

Contract liabilities are the result of the amendment to the energy revenue agreement between Brookfield and several entities owned by Brookfield Renewable in the United States. See Note 23 – Other long-term assets, for additional details regarding Brookfield Renewable’s contract balances. See Note 27 – Related party transactions, for additional details regarding Brookfield Renewable’s revenue agreements with Brookfield.

26.  COMMITMENTS, CONTINGENCIES AND GUARANTEES

Commitments

In the course of its operations, Brookfield Renewable and its subsidiaries have entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements can be renewed and are extendable up to 2091.

In the normal course of business, Brookfield Renewable will enter into capital expenditure commitments which primarily relate to contracted project costs for various growth initiatives. As at December 31, 2018, Brookfield Renewable had $71 million (2017: $44 million) of capital expenditure commitments outstanding, of which $46 million is payable in less than one year, and $25 million in two years.

As at December 31, 2018, Brookfield Renewable had commitments for future operating lease payments under non-cancellable leases which fall due as follows:

(MILLIONS)
2019	$31
2020	29
2021	25
2022	22
2023	18
Thereafter	125
Total	$250

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

Brookfield Renewable, on behalf of Brookfield Renewable’s subsidiaries, and the subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. The activity on the issued letters of credit by Brookfield Renewable can be found in Note 13 – Borrowings.

Brookfield Renewable, along with institutional investors, has provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund, the Brookfield Infrastructure Fund II, and the Brookfield Infrastructure Fund III. Brookfield Renewable’s subsidiaries have similarly provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance.

Letters of credit issued by Brookfield Renewable along with institutional investors and its subsidiaries were as at the following dates:

(MILLIONS)	2018	2017
Brookfield Renewable along with institutional investors	$51	$76
Brookfield Renewable's subsidiaries	338	468
	$389	$544

Guarantees

In the normal course of operations, Brookfield Renewable and its subsidiaries execute agreements that provide for indemnification and guarantees to third-parties of transactions such as business dispositions, capital project purchases, business acquisitions, and sales and purchases of assets and services. Brookfield Renewable has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents Brookfield Renewable from making a reasonable estimate of the maximum potential amount that Brookfield Renewable could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither Brookfield Renewable nor its subsidiaries have made material payments under such indemnification agreements.

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

Master Services Agreement

Brookfield Renewable entered into an agreement with Brookfield Asset Management pursuant to which Brookfield Asset Management has agreed to provide oversight of the business and provide the services of senior officers to Brookfield Renewable for a management service fee. The fee is paid on a quarterly basis and has a fixed quarterly component of $5 million and a variable component calculated as a percentage of the increase in the total capitalization value of Brookfield Renewable over an initial reference value (subject to an annual escalation by a specified inflation factor beginning on January 1, 2013). Total capitalization value as of December 31, 2018 is $16 billion, which against the initial reference value of $8 billion and factoring in the annual amount of $21 million (as adjusted for inflation), resulted in a management service fee payment for the year ended December 31, 2018 of $80 million (2017: $82 million and 2016: $62 million).

BRELP Voting Agreement

In 2011, Brookfield Renewable entered into a voting agreement with Brookfield pursuant to which Brookfield Renewable, through BRPL, has a number of voting rights, including the right to direct all eligible votes in the election of the directors of BRELP’s general partner.

Power Services Agreements

Energy Marketing Internalization

On October 30, 2018, Brookfield Renewable and Brookfield entered into an agreement (the “Power Marketing Purchase Agreement”) to internalize all energy marketing capabilities in North America into Brookfield Renewable. The Power Marketing Purchase Agreement provides for the transfer of Brookfield’s existing marketing business to Brookfield Renewable, which includes the marketing, purchasing and trading of energy and energy related products in North America, providing energy marketing services and all matters incidental thereto (the “Energy Marketing Internalization”). The Energy Marketing Internalization will also include transfer of all third party power purchase agreements and, subject to certain exceptions, related party power purchase and revenue support agreements as described in further detail below.

The closing of the Energy Marketing Internalization is targeted to occur in the first half of 2019, subject to the satisfaction of customary closing conditions. It is anticipated that on closing of the Energy Marketing Internalization, Brookfield Renewable and Brookfield will enter into an agreement pursuant to which Brookfield Renewable will provide energy marketing services to Brookfield for a fee.

Also on October 30, 2018, Brookfield Renewable and Brookfield separately amended certain related party agreements, as described in further detail below.

Power Agency Agreements

Certain Brookfield Renewable subsidiaries have entered into Power Agency Agreements appointing Brookfield as their exclusive agent in respect of the sales of electricity, including the procurement of transmission and other additional services. In addition, Brookfield will schedule, dispatch and arrange for transmission of the power produced and the power supplied to third-parties in accordance with prudent industry practice. Pursuant to each Agreement, Brookfield will be entitled to be reimbursed for any third party costs incurred, and, in certain cases, receives an additional fee for its services in connection with the sale of power and for providing the other services.

On closing of the Energy Marketing Internalization, all Power Agency Agreements will be transferred by Brookfield to Brookfield Renewable.

Energy Marketing Agreement

Brookfield has agreed to provide energy marketing services to Brookfield Renewable’s North American businesses. Under this Agreement, Brookfield Renewable pays an annual energy marketing fee of $18 million per year (subject to increase by a specified inflation factor beginning on January 1, 2013). See Note 8 - Direct operating costs.

On closing of the Energy Marketing Internalization, the Energy Marketing Agreement will be transferred from Brookfield to Brookfield Renewable.

Revenue Agreements

Contract Amendments

In 2018, two long-term power purchase agreements associated with the generating assets in Ontario held by Great Lakes Power Limited (“GLPL”) and Mississagi Power Trust (“MPT”), were amended.

The amended GLPL power purchase agreement requires Brookfield to purchase the energy generated by certain facilities in Canada owned by GLPL at an average price of C$100 per MWh subject to an annual adjustment equal to a 3% fixed rate. The GLPL agreement has an initial term to 2029, and Brookfield Renewable will have an option to extend a fixed price commitment to GLPL from Brookfield Asset Management through 2044 at a price of C$60 per MWh.

The amended MPT power purchase agreement requires Brookfield to purchase the energy generated by certain facilities in Canada owned by MPT at an average price of C$127 per MWh subject to an annual adjustment equal to a 3% fixed rate. The MPT contract terminates on December 1, 2029.

Energy Revenue Agreement

In 2018, the energy revenue agreement between Brookfield and several entities owned by Brookfield Renewable was effectively amended.

Brookfield will support the price that Brookfield Renewable receives for energy generated by certain facilities in the United States at a price $75 per MWh. This price is to be increased annually on January 1 until 2021 by an amount equal to 40% of the increase in the CPI during the previous calendar year, but not exceeding an increase of 3% in any calendar year. The price will be reduced by $3 per MWh per year from 2021 to 2025 and then further reduced by $5.03 per MWh in 2026. The energy revenue agreement will terminate in 2046.

Other Revenue Agreements

Pursuant to a 20-year power purchase agreement, Brookfield purchases all energy from several power facilities in Maine and New Hampshire held by Great Lakes Holding America (“GLHA”) at $37 per MWh. The energy rates are subject to an annual adjustment equal to 20% of the increase in the CPI during the previous year. On closing of the Energy Marketing Internalization, the power purchase agreement with GLHA will be transferred to Brookfield Renewable.

Pursuant to a 20-year power purchase agreement, Brookfield purchases all energy from Lievre Power in Quebec at C$68 per MWh. The energy rates are subject to an annual adjustment equal to the lesser of 40% of the increase in the CPI during the previous calendar year or 3%. On closing of the Energy Marketing Internalization, the power purchase agreement with Lievre Power will be transferred to Brookfield Renewable.

Pursuant to a power guarantee agreement, Brookfield will purchase all energy from the two facilities of Hydro Pontiac Inc. at a price of C$68 per MWh, to be increased annually each calendar year beginning in 2010 by an amount equal to 40% of the increase in the CPI during the previous calendar year. This power guarantee agreement is scheduled to commence in 2019 for one facility and in 2020 for the other, upon the expiration of existing third-party power agreements. The agreement with Brookfield has an initial term to 2029 and automatically renews for successive 20-year period with certain termination provisions. On closing of the Energy Marketing Internalization, the power guarantee agreement with Hydro Pontiac Inc. will be transferred to Brookfield Renewable.

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

The following table reflects the related party agreements and transactions in the consolidated statements of income, for the year ended December 31:

(MILLIONS)	2018	2017	2016
Revenues
Power purchase and revenue agreements	$535	$601	$527
Wind levelization agreement	7	6	8
	$542	$607	$535
Direct operating costs
Energy purchases	$(20)	$(13)	$(3)
Energy marketing fee	(24)	(24)	(23)
Insurance services	(25)	(19)	(20)
	$(69)	$(56)	$(46)
Interest (expense) income - borrowings	$(8)	$-	$6
Management service costs	$(80)	$(82)	$(62)

The following table reflects the impact of the related party agreements and transactions on the consolidated statements of financial position as at December 31:

(MILLIONS)	Related party	2018	2017
Current assets
Contract asset	Brookfield	$45	$-
Due from related parties
Amounts due from	Brookfield	55	54
	Equity-accounted investments and other	10	6
		$110	$60
Non-current assets
Contract asset	Brookfield	$402	$-
Current liabilities
Due to related parties
Amount due to	Brookfield	$54	$48
	Equity-accounted investments and other	12	32
Accrued distributions payable on
LP Units and Redeemable/
Exchangeable partnership units	Brookfield	35	32
		$101	$112
Non-current liabilities
Contract liability	Brookfield	$479	9

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

28. SUPPLEMENTAL INFORMATION

The net change in working capital balances for the year ended December 31 shown in the consolidated statements of cash flows is comprised of the following:

(MILLIONS)	2018	2017	2016
Trade receivables and other current assets	$(122)	$(40)	$30
Accounts payable and accrued liabilities	32	32	(160)
Other assets and liabilities	22	(17)	(7)
	$(68)	$(25)	$(137)

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

The dates of the most recent actuarial valuations for Brookfield Renewable’s pension and non-pension benefit plans range from January 2016 to January 2018. Brookfield Renewable measures its accrued benefit obligations and the fair value of plan assets for accounting purposes as at December 31 of each year.

The benefit liabilities represent the amount of pension and other employee future benefits that Brookfield Renewable’s employees and retirees have earned at year-end. The benefit obligation under these plans is determined through periodic actuarial reports which were based on the assumptions indicated in the following table.

Actuarial assumptions as at December 31:

(%)	2018						2017						2016
	Defined benefit			Non-pension			Defined benefit			Non-pension			Defined benefit			Non-pension
	pension plans			benefit plans			pension plans			benefit plans			pension plans			benefit plans
Discount rate	2.5	-	7.2	3.9	-	7.4	2.4	-	7.3	3.7	-	7.1	2.2	-	7.3	4.1	-	7.3
Rate of price inflation	1.5	-	3.5	N/A			1.5	-	3.5	N/A			1.5	-	3.5	N/A
Rate of compensation
increases	2.5	-	4.0	2.5	-	4.0	2.5	-	4.0	2.5	-	4.0	2.5	-	4.0	2.5	-	4.0
Health care trend rate(1)	N/A			5.3	-	6.9	N/A			5.3	-	6.9	N/A			5.3	-	6.9

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

A 50 basis point change in the assumptions mentioned before, used for the calculation of the benefit obligations as at December 31, 2018, would result in the following increase (decrease) of the benefit obligations:

	Defined benefit	Non-pension
(MILLIONS)	pension plans	benefit plans
Discount rate
50 basis point increase	$(7)	$(4)
50 basis point decrease	8	4
Rate of price inflation and inflation-linked assumptions
50 basis point increase	4	N/A
50 basis point decrease	(4)	N/A
Health care cost trend rate
50 basis point increase	N/A	3
50 basis point decrease	N/A	(3)

The sensitivity analysis presented above may not be representative of the actual change in the defined benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

The pension expense recognized in the consolidated statements of income and consolidated statements of comprehensive income for the year ended December 31:

(MILLIONS)	2018		2017		2016
	Defined benefit	Non-pension	Defined benefit	Non-pension	Defined benefit	Non-pension
	pension plans	benefit plans	pension plans	benefit plans	pension plans	benefit plans
Current service costs	$3	$2	$3	$1	$3	$1
Past service costs (recovery)	-	-	(1)	-	-	-
Interest expense	2	3	2	3	2	3
Administrative expenses	1	-	1	-	1	-
Recognized in consolidated
statement of income	6	5	5	4	6	4
Remeasurement of the net
defined benefit liability:
Return on plan assets	5	-	(8)	-	(2)	-
Actuarial changes arising
from changes in
demographic assumptions	(1)	-	1	(2)	(1)	(1)
Actuarial changes arising
from changes in
financial assumptions	(9)	(4)	7	3	5	1
Experience adjustments	1	(1)	-	1	-	-
Recognized in consolidated
statement of comprehensive
income	(4)	(5)	-	2	2	-
Total	$2	$-	$5	$6	$8	$4

The amounts included in the consolidated statements of financial position arising from Brookfield Renewable’s obligations in respect of its defined benefit plans are as follows:

(MILLIONS)	2018		2017		2016
	Defined benefit	Non-pension	Defined benefit	Non-pension	Defined benefit	Non-pension
	pension plans	benefit plans	pension plans	benefit plans	pension plans	benefit plans
Present value of defined
benefit obligation	$157	$53	$172	$57	$158	$53
Fair value of plan assets	(126)	(4)	(135)	(5)	(119)	(5)
Net liability	$31	$49	$37	$52	$39	$48

Defined benefit obligations

The movement of the defined benefit obligation for the year ended December 31 is as follows:

(MILLIONS)	2018		2017		2016
	Defined benefit	Non-pension	Defined benefit	Non-pension	Defined benefit	Non-pension
	pension plans	benefit plans	pension plans	benefit plans	pension plans	benefit plans
Balance, beginning of year	$172	$57	$158	$53	$124	$35
Current service cost	3	2	3	1	3	1
Past service (recovery) cost	-	-	(1)	-	-	-
Interest expense	7	3	7	3	7	3
Remeasurement losses (gains)
Actuarial changes arising
from changes in
demographic assumptions	(1)	-	1	(2)	(1)	(1)
Actuarial changes arising
from changes in
financial assumptions	(9)	(4)	7	3	5	1
Experience adjustments	1	(1)	-	1	-	-
Benefits paid	(9)	(2)	(7)	(2)	(8)	(2)
Business combination	-	-	-	-	25	14
Exchange differences	(7)	(2)	4	-	3	2
Balance, end of year	$157	$53	$172	$57	$158	$53

Expected employer’s contributions to the defined benefit plans for the year ended December 31, 2019 are $10 million.

Fair value of plan assets

The movement in the fair value of plan assets for the year ended December 31 is as follows:

(MILLIONS)	2018		2017		2016
	Defined benefit	Non-pension	Defined benefit	Non-pension	Defined benefit	Non-pension
	pension plans	benefit plans	pension plans	benefit plans	pension plans	benefit plans
Balance, beginning of year	$135	$5	$119	$5	$103	$-
Interest income	5	-	5	-	5	-
Return on plan assets	(5)	(1)	8	-	2	-
Employer contributions	5	2	5	2	7	3
Business combination	-	-	-	-	9	4
Benefits paid	(9)	(2)	(7)	(2)	(8)	(2)
Exchange differences	(5)	-	5	-	1	-
Balance, end of year	$126	$4	$135	$5	$119	$5

The composition of plan assets as at December 31 are as follows:

(%)	2018	2017
Asset category:
Cash and cash equivalents	2	2
Equity securities	47	54
Debt securities	51	44
	100	100

F - 89

30.  SUBSIDIARY PUBLIC ISSUERS

The following tables provide consolidated summary financial information for Brookfield Renewable, BRP Equity, and Finco:

							Brookfield
	Brookfield	BRP		Holding	Other	Consolidating	Renewable
(MILLIONS)	Renewable(1)	Equity	Finco	Entities(1)(2)	Subsidiaries(1)(3)	adjustments(4)	consolidated
As at December 31, 2018:
Current assets	$32	$389	$1,631	$93	$3,639	$(3,823)	$1,961
Long-term assets	5,208	239	1	24,078	32,433	(29,817)	32,142
Current liabilities	38	6	21	3,096	2,351	(3,823)	1,689
Long-term liabilities	-	-	1,607	798	13,445	(642)	15,208
Participating non-controlling
interests - in operating
subsidiaries	-	-	-	-	8,129	-	8,129
Participating non-controlling
interests -in a holding subsidiary
- Redeemable/Exchangeable
units held by Brookfield	-	-	-	3,252	-	-	3,252
Preferred equity	-	568	-	-	-	-	568
Preferred limited partners' equity	707	-	-	718	-	(718)	707
As at December 31, 2017:
Current assets	$32	$412	$1,691	$525	$2,816	$(3,810)	$1,666
Long-term assets	4,483	262	-	20,142	29,508	(25,157)	29,238
Current liabilities	43	7	180	3,024	3,071	(3,811)	2,514
Long-term liabilities	-	-	1,505	693	12,670	(760)	14,108
Participating non-controlling
interests - in operating
subsidiaries	-	-	-	-	6,298	-	6,298
Participating non-controlling
interests -in a holding subsidiary
- Redeemable/Exchangeable
units held by Brookfield	-	-	-	2,843	-	-	2,843
Preferred equity	-	616	-	-	-	-	616
Preferred limited partners' equity	511	-	-	516	-	(516)	511

(1)               Includes investments in subsidiaries under the equity method.

(2)               Includes BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Holdings (Canada) Inc. and Brookfield BRP Europe Holdings Limited, together the “Holding Entities”.

(3)               Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Finco and the Holding Entities.

(4)               Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

F - 89

							Brookfield
	Brookfield	BRP		Holding	Other	Consolidating	Renewable
(MILLIONS)	Renewable(1)	Equity	Finco	Entities(1)(2)	Subsidiaries(1)(3)	adjustments(4)	consolidated
For the year ended
December 31, 2018
Revenues	$-	$-	$-	$-	$2,983	$(1)	$2,982
Net income (loss)	62	7	(1)	(25)	1,305	(945)	403
For the year ended
December 31, 2017
Revenues	$-	$-	$-	$-	$2,625	$-	$2,625
Net income (loss)	(4)	10	(1)	(435)	631	(150)	51
For the year ended
December 31, 2016
Revenues	$-	$-	$-	$1	$2,451	$-	$2,452
Net income (loss)	(20)	-	(1)	(100)	558	(397)	40

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

See Note 13 – Borrowings for additional details regarding the medium-term corporate notes issued by Finco. See Note 14 – Non-controlling interests for additional details regarding Class A Preference Shares issued by BRP Equity.

31.  SUBSEQUENT EVENTS

On February 25, 2019, Brookfield Renewable completed a C$70 ($53 million) non-recourse financing associated with a 20 MW hydroelectric facility in Ontario. The debt bears an interest rate of 4.13% and matures in 2045.

In February 2019, Brookfield Renewable entered into an agreement to sell an additional 25% non-controlling, indirect interest in a 413 MW portfolio of select Canadian hydroelectric assets to a consortium of buyers for the same price, subject to an adjustment for an approximate $45 million dividend recapitalization completed in the fourth quarter of 2018, as our initial 25% non-controlling, direct interest sale. The closing of the sale of the additional 25% interest remains subject to the satisfaction of customary conditions. Following closing, Brookfield Renewable will retain a 50% economic interest in this portfolio and will continue to manage and operate the assets in the portfolio.