Form 20-F/A
period 2018-12-31
Brookfield Renewable Partners L.P.
filed 2019-03-01
CIK 1533232

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

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.   Yes   ☐  No  ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.   Yes   ☒  No   ☐

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  Yes  ☒   No   ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definitions of “accelerated filer”, “large accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act (Check one):

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

Yes ☐  No  ☒

EXPLANATORY NOTE

Brookfield Renewable Partners L.P. (the “Partnership”) is filing this amendment (this “Amendment”) to its Annual Report on Form 20-F for the year ended December 31, 2018 (the “Original Form 20-F”) to correct the dates contained in the reports of its independent auditors, Ernst & Young LLP, as well as the dates and incorporation by reference language in the corresponding consent of Ernst & Young LLP. Accordingly, the financial statements of the Partnership (with the corrected auditor reports thereon and the revised auditor consent) are being refiled in this Amendment.

In addition, the Partnership is including in this Amendment currently dated certifications from its Chief Executive Officer and Chief Financial Officer as required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 as Exhibits 12.1 and 12.2 and Exhibits 13.1 and 13.2, respectively. Except as described above, this Amendment does not modify or update disclosures presented in the Original Form 20-F to reflect events occurring after the filing of the Original Form 20-F. Accordingly, this Amendment should be read in conjunction with the Original Form 20-F and the Partnership’s filings with the U.S. Securities and Exchange Commission subsequent to the filing of the Original Form 20-F.

ITEM 18. FINANCIAL STATEMENTS

See our financial statements beginning on page F-1, which are filed as part of this Form 20-F.

ITEM 19.     EXHIBITS

Number	Description
1.1	Certificate of Registration of Brookfield Renewable Energy Partners L.P., dated June 29, 2011.(1)
1.2	Certificate of Deposit of Supplementary Certificate of Brookfield Renewable Energy Partners L.P., dated August 29, 2011.(1)
1.3	Certificate of Deposit of Supplementary Certificate of Brookfield Renewable Energy Partners L.P., dated December 21, 2011.(1)
1.4	Certificate of Deposit of Supplementary Certificate of Brookfield Renewable Energy Partners L.P., dated May 11, 2012.(1)
1.5	Certificate of Deposit of Supplementary Certificate of Brookfield Renewable Partners L.P., dated May 4, 2016.(6)
1.6	Certificate of Deposit of Memorandum of Increase of Share Capital, dated November 23, 2011.(1)
1.7	Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated May 3, 2016.(7)
1.8	First Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated May 25, 2016.(8)
1.9	Second Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated February 14, 2017.(9)
1.10	Third Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated January 16, 2018.(10)
1.11	Fourth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated February 28, 2019.(12)
1.12	Articles of Incorporation of Brookfield Renewable Partners Limited.(1)
1.13	Form 13 Amending the Registered Office of Brookfield Renewable Partners Limited.(1)
1.14	Bye-laws of Brookfield Renewable Partners Limited.(5)
4.1	Third Amended and Restated Limited Partnership Agreement of Brookfield Renewable Energy L.P., dated February 11, 2016.(4)
4.2	First Amendment to the Third Amended and Restated Limited Partnership Agreement of Brookfield Renewable Energy L.P., dated May 25, 2016.(8)
4.3	Second Amendment to the Third Amended and Restated Limited Partnership Agreement of Brookfield Renewable Energy L.P., dated February 14, 2017.(9)
4.4	Third Amendment to the Third Amended and Restated Limited Partnership Agreement of Brookfield Renewable Energy L.P., dated January 16, 2018.(10)
4.5	Fourth Amendment to the Third Amended and Restated Limited Partnership Agreement of Brookfield Renewable Energy L.P., dated February 28, 2019.(12)

4.6	Amended and Restated Master Services Agreement, dated February 26, 2015, by and among Brookfield Asset Management Inc., Brookfield Renewable Energy Partners L.P., Brookfield Renewable Energy L.P., and others.(2)
4.7	Relationship Agreement, dated November 28, 2011, by and among Brookfield Renewable Energy Partners L.P., Brookfield Renewable Energy L.P., the Service Provider, Brookfield Asset Management Inc., and others.(1)
4.8	Registration Rights Agreement, dated November 28, 2011, between Brookfield Renewable Energy Partners L.P. and Brookfield Renewable Power Inc.(1)
4.9	Combination Agreement, dated September 12, 2011, by and among Brookfield Renewable Power Inc., Brookfield Renewable Power Fund, Brookfield Renewable Power Trust and Brookfield Renewable Energy Partners L.P.(1)
4.10	Amended and Restated Indenture, dated as of November 23, 2011, among Brookfield Renewable Energy Partners ULC (formerly BRP Finance ULC), BNY Trust Company of Canada and The Bank of New York Mellon.(1)
4.11	Amended and Restated Guarantee Indenture, dated November 25, 2011, by and among the Preference Share Guarantors from time to time party thereto, Brookfield Renewable Power Preferred Equity Inc., and Computershare Trust Company of Canada (Class A Preference Shares, Series 1).(1)
4.12	Amended and Restated Guarantee Indenture, dated November 25, 2011, by and among the Preference Share Guarantors from time to time party thereto, Brookfield Renewable Power Preferred Equity Inc., and Computershare Trust Company of Canada (Class A Preference Shares, Series 2).(1)
4.13	Guarantee, dated November 23, 2011, by Brookfield Renewable Energy L.P. and BNY Trust Company of Canada.(1)
4.14	Guarantee, dated November 23, 2011, by Brookfield Renewable Energy Partners L.P. and BNY Trust Company of Canada.(1)
4.15	Guarantee, dated November 23, 2011, by BRP Bermuda Holdings I Limited and BNY Trust Company of Canada.(1)
4.16	Guarantee, dated November 23, 2011, by Brookfield BRP Holdings (Canada) Inc. and BNY Trust Company of Canada.(1)
4.17	Energy Revenue Agreement, dated November 23, 2011, between Brookfield Energy Marketing LP and Brookfield Power US Holding America Co.(1)
4.18	Amended and Restated Guarantee Indenture, dated November 25, 2011, by and among the Preference Share Guarantors from time to time party thereto, Brookfield Renewable Power Preferred Equity Inc. and Computershare Trust Company of Canada (Class A Preference Shares, Series 1).(1)
4.19	Amended and Restated Guarantee Indenture, dated November 25, 2011, by and among the Preference Share Guarantors from time to time party thereto, Brookfield Renewable Power Preferred Equity Inc. and Computershare Trust Company of Canada (Class A Preference Shares, Series 2).(1)
4.20	Guarantee Indenture, dated October 11, 2012, by and among the Preference Share Guarantors from time to time party thereto, Brookfield Renewable Power Preferred Equity Inc. and Computershare Trust Company of Canada (Class A Preference Shares, Series 3).(1)
4.21	Guarantee Indenture, dated October 11, 2012, by and among the Preference Share Guarantors from time to time party thereto, Brookfield Renewable Power Preferred Equity Inc., and Computershare Trust Company of Canada (Class A Preference Shares, Series 4).(1)

4.22	Guarantee Indenture, dated January 29, 2013, by and among the Preference Share Guarantors from time to time party thereto, Brookfield Renewable Power Preferred Equity Inc., and Computershare Trust Company of Canada (Class A Preference Shares, Series 5).(1)
4.23	Guarantee Indenture, dated May 1, 2013, by and among the Preference Share Guarantors from time to time party thereto, Brookfield Renewable Power Preferred Equity Inc., and Computershare Trust Company of Canada (Class A Preference Shares, Series 6).(1)
4.24	Guarantee, dated October 7, 2014, by Brookfield BRP Europe Holdings (Bermuda) Limited and BNY Trust Company of Canada.(2)
4.25	Guarantee, dated February 26, 2015, by Brookfield Renewable Investments Limited and BNY Trust Company of Canada.(2)
4.26	Guarantee Indenture, dated November 25, 2015, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Energy Partners L.P., and Computershare Trust Company of Canada (Series 7 Preferred Units).(3)
4.27	Guarantee Indenture, dated November 25, 2015, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Energy Partners L.P., and Computershare Trust Company of Canada (Series 8 Preferred Units).(3)
4.28	Guarantee Indenture, dated February 11, 2016, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Energy Partners L.P., and Computershare Trust Company of Canada (Series 5 Preferred Units).(4)
4.29	Guarantee Indenture, dated May 25, 2016, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Partners L.P., and Computershare Trust Company of Canada (Series 9 Preferred Units).(8)
4.30	Guarantee Indenture, dated May 25, 2016, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Partners L.P., and Computershare Trust Company of Canada (Series 10 Preferred Units).(8)
4.31	Guarantee Indenture, dated February 14, 2017, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Partners L.P., and Computershare Trust Company of Canada (Series 11 Preferred Units).(9)
4.32	Guarantee Indenture, dated February 14, 2017, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Partners L.P., and Computershare Trust Company of Canada (Series 12 Preferred Units).(9)
4.33	Guarantee Indenture, dated January 16, 2018, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Partners L.P., and Computershare Trust Company of Canada (Series 13 Preferred Units).(10)
4.34	Guarantee Indenture, dated January 16, 2018, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Partners L.P., and Computershare Trust Company of Canada (Series 14 Preferred Units).(10)
8.1	Significant subsidiaries (as defined in §210-1.02(w) of Regulation S-X) of Brookfield Renewable Partners L.P. (incorporated by reference to Item 4.C “Organizational Structure”).
11.1	Code of Business Conduct and Ethics.(11)
12.1	Certification of Sachin Shah, Chief Executive Officer of BRP Energy Group L.P., the Service Provider of Brookfield Renewable Partners L.P., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(13)

12.2	Certification of Wyatt Hartley, Chief Financial Officer of BRP Energy Group L.P., the Service Provider of Brookfield Renewable Partners L.P., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(13)
13.1	Certification of Sachin Shah, Chief Executive Officer of BRP Energy Group L.P., the Service Provider of Brookfield Renewable Partners L.P., pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes Oxley Act of 2002.(13)
13.2	Certification of Wyatt Hartley, Chief Financial Officer of BRP Energy Group L.P., the Service Provider of Brookfield Renewable Partners L.P., pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes Oxley Act of 2002.(13)
15.1	Board of Directors Charter of the Managing General Partner of Brookfield Renewable Partners L.P.(14)
15.2	Audit Committee Charter of the Managing General Partner of Brookfield Renewable Partners L.P.(14)
15.3	Consent of Ernst & Young LLP.(13)
101	The following materials from Brookfield Renewable Partners L.P.’s annual report on Form 20-F for the year ended December 31, 2018, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Financial Statements of Brookfield Renewable Partners L.P. and (ii) Notes to the Consolidated Financial Statements of Brookfield Renewable Partners L.P., tagged as blocks of text and in detail.(14)

(1)	Filed as an exhibit to Registration Statement on Form 20-F including all amendments thereto, with the last such amendment having been made on May 16, 2013, and incorporated herein by reference.
(2)	Filed as an exhibit to our 2014 Form 20-F as filed on February 27, 2015 and incorporated herein by reference.
(3)	Filed as an exhibit to Form 6-K on November 27, 2015, and incorporated herein by reference.
(4)	Filed as an exhibit to Form 6-K on February 11, 2016, and incorporated herein by reference.
(5)	Filed as an exhibit to our 2015 Form 20-F as filed on February 26, 2016, and incorporated herein by reference.
(6)	Filed as an exhibit to Form 6-K on May 4, 2016, and incorporated herein by reference.
(7)	Filed as an exhibit to Form 6-K on May 6, 2016, and incorporated herein by reference.
(8)	Filed as an exhibit to Form 6-K on May 26, 2016, and incorporated herein by reference.
(9)	Filed as an exhibit to Form 6-K on February 14, 2017, and incorporated herein by reference.
(10)	Filed as an exhibit to Form 6-K on January 17, 2018, and incorporated herein by reference.
(11)	Filed as an exhibit to Form 6-K on July 12, 2018, and incorporated herein by reference.
(12)	Filed as an exhibit to Form 6-K on February 28, 2019, and incorporated herein by reference.
(13)	Filed herewith.
(14)	Previously filed.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its Form 20-F on its behalf.

Dated: March 1, 2019

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

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of financial position of Brookfield Renewable Partners L.P. (“Brookfield Renewable”) as of December 31, 2018 and 2017, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Brookfield Renewable as at December 31, 2018 and 2017, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2018, in conformity with International Financial Reporting Standards (IFRSs) as issued by the International Accounting Standards Board.

Report on internal control over financial reporting

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), Brookfield Renewable’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“2013 framework”) and our report dated February 28, 2019 expressed an unqualified opinion thereon.

Adoption of New Accounting Standard

As discussed in Note 1 to the consolidated financial statements, Brookfield Renewable changed its method of accounting for Revenue and Financial Instruments in 2018 due to the adoption of IFRS 15, Revenue from Contracts with Customers and IFRS 9, Financial Instruments.

Basis for Opinion

These financial statements are the responsibility of Brookfield Renewable’s management. Our responsibility is to express an opinion on Brookfield Renewable’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to Brookfield Renewable in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the consolidated financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

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

Opinion on Internal Control over Financial Reporting

We have audited Brookfield Renewable Partners L.P. (“Brookfield Renewable”)’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework issued by  the Committee of Sponsoring Organizations of the Treadway  Commission (2013 framework) (“COSO criteria”). In our opinion, Brookfield Renewable maintained, in all material respects, effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.

As indicated in the accompanying Management’s Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the 23 MW wind project in Northern Ireland and the 49 MW Biotherm wind and solar project in South Africa acquired in 2018, which are included in the 2018 consolidated financial statements of Brookfield Renewable and constituted approximately 1% and 1% of total and net assets, respectively, as of December 31, 2018 and 1% and 2% of revenues and net income for the year then ended. Our audit of internal control over financial reporting of Brookfield Renewable also did not include an evaluation of the internal control over financial reporting of the 23 MW wind project in Northern Ireland and the 49 MW Biotherm wind and solar project in South Africa acquired in 2018.

We also have audited, in accordance with the standards of the Public  Company  Accounting Oversight Board (United States) (“PCAOB”), the 2018 consolidated financial statements of Brookfield Renewable and our report dated February 28, 2019 expressed an unqualified opinion on those consolidated financial statements.

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