Form 20-F/A
period 2018-12-31
Brookfield Renewable Partners L.P.
filed 2019-03-22
CIK 1533232

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

FORM 20-F/A

(AMENDMENT NO. 2)

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

☒ Yes   ☐ No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.

☐ Yes   ☒ No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

☒ Yes   ☐ No

Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).

☒ Yes   ☐ No

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued by the International Accounting Standards Board ☒	Other ☐

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17   ☐ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

☐ Yes   ☒ No

EXPLANATORY NOTE

Brookfield Renewable Partners L.P. (the “Partnership”) is filing this Amendment No. 2 (this “Amendment”) to its Annual Report on Form 20-F for the year ended December 31, 2018 (as previously amended by Amendment No. 1 thereto, the “Form 20-F”) solely to supplement Item 18 of the Form 20-F with the inclusion of the financial statements of TerraForm Power, Inc. (“TerraForm Power”) as of and for the three-year period ended December 31, 2018 (the “ TerraForm Power Financial Statements”) pursuant to Rule 3-09 of Regulation S-X.

In addition, the Partnership is including in this Amendment currently dated certifications from its Chief Executive Officer and Chief Financial Officer as required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 as Exhibits 12.1 and 12.2 and Exhibits 13.1 and 13.2, respectively. This Amendment also includes the Report of Independent Registered Public Accounting Firm of TERP Spanish HoldCo, S.L. and Subsidiaries as Exhibit 99.1, as well as Exhibits 15.4, 15.5 and 15.6, which contain the consents of (i) KPMG LLP, with respect to the TerraForm Power Financial Statements as of and for the two-year period ended December 31, 2017, (ii) Ernst & Young LLP, with respect to the TerraForm Power Financial Statements as of and for the year ended December 31, 2018, and (iii) Deloitte, S.L., with respect to TERP Spanish HoldCo, S.L. as of December 31, 2018 and for the period from June 12, 2018 to December 31, 2018 (not presented separately herein), respectively.

Except as described above, this Amendment does not modify or update disclosures presented in the Form 20-F to reflect events occurring after the filing of the Form 20-F. Accordingly, this Amendment should be read in conjunction with the Form 20-F and the Partnership’s filings with the U.S. Securities and Exchange Commission subsequent to the filing of the Form 20-F.

ITEM 18.     FINANCIAL STATEMENTS

The consolidated financial statements of TerraForm Power, Inc. are included in this Amendment No. 2 on Form 20-F/A pursuant to Rule 3-09 of Regulation S-X, beginning on page F-93.

ITEM 19.     EXHIBITS

Number	Description
1.1	Certificate of Registration of Brookfield Renewable Energy Partners L.P., dated June 29, 2011.(1)

1.2	Certificate of Deposit of Supplementary Certificate of Brookfield Renewable Energy Partners L.P., dated August 29, 2011.(1)

1.3	Certificate of Deposit of Supplementary Certificate of Brookfield Renewable Energy Partners L.P., dated December 21, 2011.(13)

1.4	Certificate of Deposit of Supplementary Certificate of Brookfield Renewable Energy Partners L.P., dated May 11, 2012.(1)

1.5	Certificate of Deposit of Supplementary Certificate of Brookfield Renewable Partners L.P., dated May 4, 2016.(6)

1.6	Certificate of Deposit of Memorandum of Increase of Share Capital, dated November 23, 2011.(13)

1.7	Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated May 3, 2016.(7)

1.8	First Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated May 25, 2016.(8)

1.9	Second Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated February 14, 2017.(9)

1.10	Third Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated January 16, 2018.(10)

1.11	Fourth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated February 28, 2019.(12)

1.12	Articles of Incorporation of Brookfield Renewable Partners Limited.(1)

1.13	Form 13 Amending the Registered Office of Brookfield Renewable Partners Limited.(1)

1.14	Bye-laws of Brookfield Renewable Partners Limited.(5)

4.1	Third Amended and Restated Limited Partnership Agreement of Brookfield Renewable Energy L.P., dated February 11, 2016.(4)

4.2	First Amendment to the Third Amended and Restated Limited Partnership Agreement of Brookfield Renewable Energy L.P., dated May 25, 2016.(8)

4.3	Second Amendment to the Third Amended and Restated Limited Partnership Agreement of Brookfield Renewable Energy L.P., dated February 14, 2017.(9)

4.4	Third Amendment to the Third Amended and Restated Limited Partnership Agreement of Brookfield Renewable Energy L.P., dated January 16, 2018.(10)

4.5	Fourth Amendment to the Third Amended and Restated Limited Partnership Agreement of Brookfield Renewable Energy L.P., dated February 28, 2019.(12)

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

15.1	Board of Directors Charter of the Managing General Partner of Brookfield Renewable Partners L.P.(14)

15.2	Audit Committee Charter of the Managing General Partner of Brookfield Renewable Partners L.P.(14)

15.3	Consent of Ernst & Young LLP, with respect to Brookfield Renewable Partners L.P.’s financial statements as of and for the three-year period ended December 31, 2018.(14)

15.4	Consent of KPMG LLP, with respect to the TerraForm Power Financial Statements as of and for the two-year period ended December 31, 2017.(13)

15.5	Consent of Ernst & Young LLP, with respect to the TerraForm Power Financial Statements as of and for the year ended December 31, 2018.(13)

15.6	Consent of Deloitte, S.L., with respect to TERP Spanish HoldCo, S.L. as of December 31, 2018 and for the period from June 12, 2018 to December 31, 2018 (not presented separately herein).(13)

99.1	Report of Independent Registered Public Accounting Firm of TERP Spanish HoldCo, S.L. and Subsidiaries.(13)

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

(13)        Filed herewith.

(14)        Previously filed.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 2 to its Form 20-F on its behalf.

Dated: March 22, 2019

BROOKFIELD RENEWABLE PARTNERS L.P. by its general partner, Brookfield Renewable Partners Limited

By:	/s/ Wyatt Hartley
Name:Wyatt Hartley
Title: Chief Financial Officer of the Service Provider, BRP Energy Group L.P.

TERRAFORM POWER, INC.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of TerraForm Power, Inc.

Opinion on Internal Control over Financial Reporting

We have audited TerraForm Power, Inc. and subsidiaries’ internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weakness described below on the achievement of the objectives of the control criteria, TerraForm Power, Inc. and subsidiaries (the Company) has not maintained effective internal control over financial reporting as of December 31, 2018, based on the COSO criteria.

As indicated in the accompanying Management’s Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Saeta Yield S.A., which is included in the 2018 consolidated financial statements of the Company and constituted 36% of total assets as of December 31, 2018 and 29% of revenues for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of Saeta Yield S.A.

A material weakness is a deficiency, or combination of deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weaknesses have been identified and included in management’s assessment:

•            The Company’s risk assessment process failed to identify certain risks of material misstatement of the financial statements and as a result the Company did not have effective review controls to address those risks of material misstatement of significant accounts, including risks related to the completeness and accuracy of information derived from IT systems and end-user computing spreadsheets used in the performance of those controls.

•            The Company did not have sufficient resources to have effective controls over the application of GAAP and accounting measurements related to significant accounts, transactions and related financial statement disclosures.

•            The Company did not have effective controls over the completeness, existence, and accuracy of revenues and deferred revenue and the completeness, existence, accuracy and valuation of accounts receivable.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2018 consolidated financial statements of the Company. These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the 2018 consolidated financial statements, and this report does not affect our report dated March 15, 2019, which expressed an unqualified opinion thereon, based on our audit and the report of the other auditors.

Basis for Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control over Financial Reporting. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

Definition and Limitations of Internal Control Over Financial Reporting

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

/s/ Ernst & Young LLP

New York, New York

March 15, 2019

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of TerraForm Power, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheet of TerraForm Power Inc. and subsidiaries (the Company) as of December 31, 2018 the related consolidated statements of operations, comprehensive loss, stockholders’ equity and cash flows for the year ended December 31, 2018, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, based on our audit and the report of other auditors, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2018, and the results of its operations and its cash flows for the year then ended in conformity with U.S. generally accepted accounting principles.

We did not audit the financial statements of TERP Spanish Holdco, S.L., a wholly-owned subsidiary, which reflect total assets constituting 36% at December 31, 2018, and total revenues constituting 29% in 2018, of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for TERP Spanish Holdco, S.L., is based solely on the report of the other auditors.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2018, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated March 15, 2019, expressed an adverse opinion thereon.

Adoption of New Accounting Standards

As discussed in Note 2 to the consolidated financial statements, the Company changed its method for recognizing revenue as a result of the adoption of Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606), and the amendments in ASUs 2015-14, 2016-08, 2016-10 and 2016-12 effective January 1, 2018.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit and the report of other auditors provides a reasonable basis for our opinion.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2018.

New York, New York

March 15, 2019

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of  TerraForm Power, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheet of TerraForm Power, Inc. and subsidiaries (the Company) as of December 31, 2017, the related consolidated statements of operations, comprehensive loss, stockholders’ equity, and cash flows for each of the years in the two-year period ended December 31, 2017, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December` 31, 2017, and the results of its operations and its cash flows for each of the years in the two-year period ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

Basis for Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

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

/s/ KPMG LLP

We served as the Company’s auditor from 2014 to 2017.

McLean, Virginia

March 7, 2018, except for the ninth paragraph in

Note 11 and the fourth and fifth paragraphs in Note

17, as to which the date is March 15, 2019

TERRAFORM POWER, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Year Ended December 31,
	2018	2017	2016
Operating revenues, net	$766,570	$610,471	$654,556
Operating costs and expenses:
Cost of operations	220,907	150,733	113,302
Cost of operations - affiliate	—	17,601	26,683
General and administrative expenses	87,722	139,874	89,995
General and administrative expenses - affiliate	16,239	13,391	14,666
Acquisition costs	7,721	—	2,743
Acquisition costs - affiliate	6,925	—	—
Impairment of goodwill	—	—	55,874
Impairment of renewable energy facilities	15,240	1,429	18,951
Depreciation, accretion and amortization expense	341,837	246,720	243,365
Total operating costs and expenses	696,591	569,748	565,579
Operating income	69,979	40,723	88,977
Other expenses (income):
Interest expense, net	249,211	262,003	310,336
Loss on extinguishment of debt, net	1,480	81,099	1,079
Gain on sale of renewable energy facilities	—	(37,116)	—
(Gain) loss on foreign currency exchange, net	(10,993)	(6,061)	13,021
Loss on investments and receivables - affiliate	—	1,759	3,336
Other (income) expenses, net	(4,102)	(5,017)	2,218
Total other expenses, net	235,596	296,667	329,990
Loss before income tax (benefit) expense	(165,617)	(255,944)	(241,013)
Income tax (benefit) expense	(12,290)	(19,641)	2,734
Net loss	(153,327)	(236,303)	(243,747)
Less: Net income attributable to redeemable non-controlling interests	9,209	1,596	6,482
Less: Net loss attributable to non-controlling interests	(174,916)	(77,745)	(126,718)
Net income (loss) attributable to Class A common stockholders	$12,380	$(160,154)	$(123,511)

Weighted average number of shares:
Class A common stock - Basic and diluted	182,239	103,866	90,815
Earnings (loss) per share:
Class A common stock - Basic and diluted	$0.07	$(1.61)	$(1.40)
Dividend declared per share:
Class A common stock	$0.76	$1.94	$—

TERRAFORM POWER, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands)

	Year Ended December 31,
	2018	2017	2016
Net loss	$(153,327)	$(236,303)	$(243,747)
Other comprehensive (loss) income, net of tax:
Foreign currency translation adjustments:
Net unrealized (loss) gain arising during the period	(9,517)	10,300	(15,039)
Reclassification of net realized loss into earnings[1]	—	14,741	—
Hedging activities:
Net unrealized gain (loss) arising during the period	198	17,612	(86)
Reclassification of net realized (gain) loss into earnings[2]	(4,442)	(2,247)	15,967
Other comprehensive income, net of tax	(13,761)	40,406	842
Total comprehensive loss	(167,088)	(195,897)	(242,905)
Less comprehensive income (loss) attributable to non-controlling interests:
Net income attributable to redeemable non-controlling interests	9,209	1,596	6,482
Net loss attributable to non-controlling interests	(174,916)	(77,745)	(126,718)
Foreign currency translation adjustments	—	8,665	(4,639)
Hedging activities	(777)	5,992	5,469
Comprehensive loss attributable to non-controlling interests	(166,484)	(61,492)	(119,406)
Comprehensive loss attributable to Class A common stockholders	$(604)	$(134,405)	$(123,499)

(1)         Represents reclassification of the accumulated foreign currency translation loss for substantially all of the Company’s portfolio of solar power plants located in the United Kingdom, as the Company’s sale of these facilities closed in the second quarter of 2017 as discussed in Note 4. Acquisitions and Dispositions. The pre-tax amount of $23.6 million was recognized within gain on sale of renewable energy facilities in the consolidated statements of operations for the year ended December 31, 2017.

(2)         Includes $16.9 million loss reclassification for the year ended December 31, 2016 that occurred subsequent to the Company’s discontinuation of hedge accounting for interest rate swaps pertaining to variable rate non-recourse debt for substantially all of the Company’s portfolio of solar power plants located in the United Kingdom as discussed in Note 12. Derivatives. As discussed above, the Company’s sale of these facilities closed in the second quarter of 2017.

TERRAFORM POWER, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	As of December 31,
	2018	2017
Assets
Current assets:
Cash and cash equivalents	$248,524	$128,087
Restricted cash	27,784	54,006
Accounts receivable, net	145,161	89,680
Prepaid expenses and other current assets	79,520	65,393
Due from affiliate	196	4,370
Total current assets	501,185	341,536

Renewable energy facilities, net, including consolidated variable interest entities of $3,064,675 and $3,273,848 in 2018 and 2017, respectively	6,470,026	4,801,925
Intangible assets, net, including consolidated variable interest entities of $751,377 and $823,629 in 2018 and 2017, respectively	1,996,404	1,077,786
Goodwill	120,553	—
Restricted cash	116,501	42,694
Other assets	125,685	123,080
Total assets	$9,330,354	$6,387,021
Liabilities, Redeemable Non-controlling Interests and Stockholders’ Equity
Current liabilities:
Current portion of long-term debt and financing lease obligations, including consolidated variable interest entities of $64,251 and $84,691 in 2018 and 2017, respectively	$464,332	$403,488
Accounts payable and accrued expenses, including consolidated variable interest entities of $55,446 and $32,624 in 2018 and 2017, respectively	177,089	85,693
Other current liabilities	38,244	2,845
Deferred revenue	1,626	17,859
Due to affiliates	6,991	3,968
Total current liabilities	688,282	513,853
Long-term debt and financing lease obligations, less current portion, including consolidated variable interest entities of $885,760 and $833,388 in 2018 and 2017, respectively	5,297,513	3,195,312
Deferred revenue, less current portion	12,090	38,074
Deferred income taxes	178,849	24,972
Asset retirement obligations, including consolidated variable interest entities of $86,456 and $97,467 in 2018 and 2017, respectively	212,657	154,515
Other liabilities	172,546	37,923
Total liabilities	6,561,937	3,964,649

Redeemable non-controlling interests	33,495	34,660
Stockholders’ equity:
Class A common stock, $0.01 par value per share, 1,200,000,000 shares authorized, 209,642,140 and 148,586,447 shares issued in 2018 and 2017, respectively, and 209,141,720 and 148,086,027 shares outstanding in 2018 and 2017, respectively	2,096	1,486
Additional paid-in capital	2,391,435	1,872,125
Accumulated deficit	(359,603)	(387,204)
Accumulated other comprehensive income	40,238	48,018
Treasury stock, 500,420 shares in 2018 and 2017	(6,712)	(6,712)
Total TerraForm Power, Inc. stockholders’ equity	2,067,454	1,527,713
Non-controlling interests	667,468	859,999
Total stockholders’ equity	2,734,922	2,387,712
Total liabilities, redeemable non-controlling interests and stockholders’ equity	$9,330,354	$6,387,021

TERRAFORM POWER, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In thousands)

											Non-controlling Interests
							Accumulated						Accumulated
	Class A Common		Class B Common		Additional		Other	Common Stock					Other
	Stock Issued		Stock Issued		Paid-in	Accumulated	Comprehensive	Held in Treasury				Accumulated	Comprehensive		Total
	Shares	Amount	Shares	Amount	Capital	Deficit	Income	Shares	Amount	Total	Capital	Deficit	(Loss) Income	Total	Equity
Balance as of December 31, 2015	79,734	$784	60,364	$604	$1,267,484	$(103,539)	$22,900	(122)	$(2,436)	$1,185,797	$1,953,584	$(182,024)	$(15,236)	$1,756,324	$2,942,121
SunEdison exchange	12,162	122	(12,162)	(122)	181,045	—	—	—	—	181,045	(181,045)	—	—	(181,045)	—
Stock-based compensation	581	14	—	—	6,729	—	—	(132)	(1,589)	5,154	—	—	—	—	5,154
Net loss	—	—	—	—	—	(123,511)	—	—	—	(123,511)	—	(126,718)	—	(126,718)	(250,229)
Acquisition accounting adjustment to non-controlling interest in acquired renewable energy facility	—	—	—	—	—	—	—	—	—	—	8,000	—	—	8,000	8,000
Repurchase of non-controlling interest in renewable energy facility	—	—	—	—	—	—	—	—	—	—	(486)	—	—	(486)	(486)
Net SunEdison investment	—	—	—	—	16,372	—	—	—	—	16,372	9,028	—	—	9,028	25,400
Other comprehensive income	—	—	—	—	—	—	12	—	—	12	—	—	830	830	842
Sale of membership interests and contributions from non-controlling interests in renewable energy facilities	—	—	—	—	—	—	—	—	—	—	15,674	—	—	15,674	15,674
Distributions to non-controlling interests in renewable energy facilities	—	—	—	—	—	—	—	—	—	—	(13,020)	—	—	(13,020)	(13,020)
Accretion of redeemable non-controlling interest	—	—	—	—	(3,962)	—	—	—	—	(3,962)	—	—	—	—	(3,962)
Equity reallocation	—	—	—	—	(560)	—	—	—	—	(560)	560	—	—	560	—
Balance as of December 31, 2016	92,477	$920	48,202	$482	$1,467,108	$(227,050)	$22,912	(254)	$(4,025)	$1,260,347	$1,792,295	$(308,742)	$(14,406)	$1,469,147	$2,729,494
Net SunEdison investment	—	—	—	—	7,019	—	—	—	—	7,019	2,749	—	—	2,749	9,768
Equity reallocation	—	—	—	—	8,780	—	—	—	—	8,780	(8,780)	—	—	(8,780)	—
SunEdison exchange	48,202	482	(48,202)	(482)	641,452	—	(643)	—	—	640,809	(835,662)	194,210	643	(640,809)	—
Issuance of Class A common stock to SunEdison	6,493	65	—	—	(65)	—	—	—	—	—	—	—	—	—	—
Write-off of payables to SunEdison	—	—	—	—	15,677	—	—	—	—	15,677	—	—	—	—	15,677
Stock-based compensation	1,414	19	—	—	14,689	—	—	(246)	(2,687)	12,021	—	—	—	—	12,021
Net loss	—	—	—	—	—	(160,154)	—	—	—	(160,154)	—	(77,745)	—	(77,745)	(237,899)
Special Dividend payment	—	—	—	—	(285,497)	—	—	—	—	(285,497)	—	—	—	—	(285,497)
Other comprehensive income	—	—	—	—	—	—	25,749	—	—	25,749	—	—	14,657	14,657	40,406
Sale of membership interests and contributions from non-controlling interests in renewable energy facilities	—	—	—	—	—	—	—	—	—	—	6,935	—	—	6,935	6,935
Distributions to non-controlling interests in renewable energy facilities	—	—	—	—	—	—	—	—	—	—	(23,345)	—	—	(23,345)	(23,345)
Deconsolidation of non-controlling interest in renewable energy facility	—	—	—	—	—	—	—	—	—	—	(8,713)	—	—	(8,713)	(8,713)
Accretion of redeemable non-controlling interest	—	—	—	—	(6,729)	—	—	—	—	(6,729)	—	—	—	—	(6,729)
Reclassification of Invenergy Wind Interest from redeemable non-controlling interests to non-controlling interests	—	—	—	—	—	—	—	—	—	—	131,822	—	—	131,822	131,822
Other	—	—	—	—	9,691	—	—	—	—	9,691		(5,919)	—	(5,919)	3,772
Balance as of December 31, 2017	148,586	$1,486	—	$—	$1,872,125	$(387,204)	$48,018	(500)	$(6,712)	$1,527,713	$1,057,301	$(198,196)	$894	$859,999	$2,387,712

TERRAFORM POWER, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In thousands)

(CONTINUED)

											Non-controlling Interests
							Accumulated						Accumulated
	Class A Common		Class B Common		Additional		Other	Common Stock					Other
	Stock Issued		Stock Issued		Paid-in	Accumulated	Comprehensive	Held in Treasury				Accumulated	Comprehensive		Total
	Shares	Amount	Shares	Amount	Capital	Deficit	Income	Shares	Amount	Total	Capital	Deficit	(Loss) Income	Total	Equity
Balance as of December 31, 2017	148,586	$1,486	—	$—	$1,872,125	$(387,204)	$48,018	(500)	$(6,712)	$1,527,713	$1,057,301	$(198,196)	$894	$859,999	$2,387,712
Cumulative-effect adjustment[1]	—	—	—	—	—	15,221	5,193	—	—	20,414	—	(308)	—	(308)	20,106
Issuances of Class A common stock to affiliates	61,056	610	—	—	650,271	—	—	—	—	650,881	—	—	—	—	650,881
Stock-based compensation	—	—	—	—	257	—	—	—	—	257	—	—	—	—	257
Net income (loss)	—	—	—	—	—	12,380	—	—	—	12,380	—	(174,916)	—	(174,916)	(162,536)
Dividends	—	—	—	—	(135,234)	—	—	—	—	(135,234)	—	—	—	—	(135,234)
Other comprehensive loss	—	—	—	—	—	—	(12,984)	—	—	(12,984)	—	—	(777)	(777)	(13,761)
Contributions from non-controlling interests in renewable energy facilities	—	—	—	—	—	—	—	—	—	—	7,685	—	—	7,685	7,685
Distributions to non-controlling interests in renewable energy facilities	—	—	—	—	—	—	—	—	—	—	(24,128)	—	—	(24,128)	(24,128)
Purchase of redeemable non-controlling interests in renewable energy facilities	—	—	—	—	817	—	—	—	—	817	—	—	—	—	817
Other	—	—	—	—	3,199		11	—	—	3,210	(87)	—	—	(87)	3,123

Balance as of December 31, 2018	209,642	$2,096	—	—	$2,391,435	$(359,603)	$40,238	(500)	$(6,712)	$2,067,454	$1,040,771	$(373,420)	$117	$667,468	$2,734,922

(1)             See Note 2. Summary of Significant Accounting Policies for discussion regarding the Company’s adoption of Accounting Standards Update (“ASU”) No. 2014-09, ASU No. 2016-08, ASU No. 2017-12 and ASU No. 2018-02 as of January 1, 2018.

TERRAFORM POWER, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2018	2017	2016
Cash flows from operating activities:
Net loss	$(153,327)	$(236,303)	$(243,747)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation, accretion and amortization expense	341,837	246,720	243,365
Amortization of favorable and unfavorable rate revenue contracts, net	38,767	39,576	40,219
Loss on extinguishment of debt, net	1,480	81,099	1,079
Gain on sale of renewable energy facilities	—	(37,116)	—
Impairment of goodwill	—	—	55,874
Impairment of renewable energy facilities	15,240	1,429	18,951
Loss on disposal of property, plant and equipment	6,231	5,828	—
Amortization of deferred financing costs and debt discounts	11,009	23,729	24,160
Unrealized (gain) loss on interest rate swaps	(13,116)	2,425	24,209
Loss on note receivable	4,510	—	—
Unrealized loss on commodity contract derivatives, net	4,497	6,847	11,773
Recognition of deferred revenue	(1,320)	(18,238)	(16,527)
Stock-based compensation expense	257	16,778	6,059
Unrealized (gain) loss on foreign currency exchange, net	(12,899)	(5,583)	15,795
Loss on investments and receivables - affiliate	—	1,759	3,336
Deferred taxes	(14,891)	(19,911)	2,615
Other, net	—	(1,166)	2,542
Changes in assets and liabilities, excluding the effect of acquisitions and divestitures:
Accounts receivable	12,569	(2,939)	3,112
Prepaid expenses and other current assets	(5,512)	803	(8,585)
Accounts payable, accrued expenses and other current liabilities	(18,976)	(42,736)	(1,156)
Due to affiliates, net	3,023	3,968	—
Deferred revenue	—	199	4,803
Other, net	33,822	29	3,932
Net cash provided by operating activities	253,201	67,197	191,809
Cash flows from investing activities:
Cash paid to third parties for renewable energy facility construction and other capital expenditures	(22,445)	(8,392)	(45,869)
Proceeds from insurance reimbursement	1,543	—	—
Proceeds from the settlement of foreign currency contracts	47,590	—	—
Proceeds from sale of renewable energy facilities, net of cash and restricted cash disposed	—	183,235	—
Proceeds from energy state rebate and reimbursable interconnection costs	8,733	25,679	—
Other investing activities	—	5,750	—
Acquisitions of renewable energy facilities from third parties, net of cash and restricted cash acquired	(8,315)	—	(4,064)
Acquisition of Saeta business, net of cash and restricted cash acquired	(886,104)	—	—
Net cash (used in) provided by investing activities	$(858,998)	$206,272	$(49,933)
Cash flows from financing activities:
Proceeds from issuance of Class A common stock to affiliates	$650,000	$—	$—

TERRAFORM POWER, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

(CONTINUED)

	Year Ended December 31,
	2018	2017	2016
Proceeds from the Sponsor Line - affiliate	86,000	—	—
Repayments of the Sponsor Line - affiliate	(86,000)	—	—
Repayment of the Old Senior Notes due 2023	—	(950,000)	—
Proceeds from the Senior Notes due 2023	—	494,985	—
Proceeds from the Senior Notes due 2028	—	692,979	—
Proceeds from Term Loan	—	344,650	—
Term Loan principal repayments	(3,500)	—	—
Old Revolver repayments	—	(552,000)	(103,000)
Revolver draws	679,000	265,000	—
Revolver repayments	(362,000)	(205,000)	—
Proceeds from borrowings of non-recourse long-term debt	236,251	79,835	86,662
Principal repayments on non-recourse long-term debt	(259,017)	(569,463)	(156,042)
Debt premium prepayment	—	(50,712)	—
Debt financing fees	(9,318)	(29,972)	(17,436)
Sale of membership interests and contributions from non-controlling interests in renewable energy facilities	7,685	6,935	16,685
Purchase of membership interests and distributions to non-controlling interests in renewable energy facilities	(29,163)	(31,163)	(24,270)
Net SunEdison investment	—	7,694	42,463
Due to/from affiliates, net	4,803	(8,869)	(32,256)
Payment of dividends	(135,234)	(285,497)	—
Recovery of related party short swing profit	2,994	—	—
Other financing activities	—	1,085	—
Net cash provided by (used in) financing activities	782,501	(789,513)	(187,194)
Net increase (decrease) in cash, cash equivalents and restricted cash	176,704	(516,044)	(45,318)
Net change in cash, cash equivalents and restricted cash classified within assets held for sale	—	54,806	(54,806)
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(8,682)	3,188	(10,072)
Cash, cash equivalents and restricted cash at beginning of period	224,787	682,837	793,033
Cash, cash equivalents and restricted cash at end of period	$392,809	$224,787	$682,837

Supplemental Disclosures:
Cash paid for interest, net of amounts capitalized	$250,734	$260,685	$257,269
Cash paid for income taxes	430	—	$—
Schedule of non-cash activities:
Additions to renewable energy facilities in accounts payable and accrued expenses	4,000	$1,622	$—
Write-off of payables to SunEdison to additional paid-in capital	—	15,677	—
Additions of asset retirement obligation (ARO) assets and liabilities	—	—	2,132
Revisions in estimates for asset retirement obligations	—	—	(7,920)
Adjustment to ARO related to change in accretion period	(15,734)	—	(22,204)
Issuance of class A common stock to affiliates for settlement of litigation	881	—	—
ARO assets and obligations from acquisitions	68,441	—	136
Long-term debt assumed in connection with acquisitions	1,932,743	—	—

TERRAFORM POWER, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands, except per share data, unless otherwise noted)

1. NATURE OF OPERATIONS AND ORGANIZATION

Nature of Operations

TerraForm Power, Inc. (“TerraForm Power” and, together with its subsidiaries, the “Company”) is a holding company and its only material asset is an equity interest in TerraForm Power, LLC (“Terra LLC”), which through its subsidiaries owns and operates renewable energy facilities that have long-term contractual arrangements to sell the electricity generated by these facilities to third parties. The related green energy certificates, ancillary services and other environmental attributes generated by these facilities are also sold to third parties. TerraForm Power is the managing member of Terra LLC and operates, controls and consolidates the business affairs of Terra LLC. The Company is sponsored by Brookfield Asset Management Inc. (“Brookfield”) and its primary business strategy is to acquire operating solar and wind assets in North America and Western Europe.

Prior to the consummation of the Merger (as defined below) on October 16, 2017, TerraForm Power was a controlled affiliate of SunEdison, Inc. (together with its consolidated subsidiaries and excluding the Company and TerraForm Global, Inc. (“TerraForm Global”) and their subsidiaries, “SunEdison”). Upon the consummation of the Merger, a change of control of TerraForm Power occurred, and Orion US Holdings 1 L.P. (“Orion Holdings”), which is an affiliate of Brookfield, held 51% of the voting securities of TerraForm Power. As a result of the Merger, TerraForm Power is no longer a controlled affiliate of SunEdison and became a controlled affiliate of Brookfield. In June 2018, TerraForm Power closed a private placement to certain affiliates of Brookfield such that, as of December 31, 2018, affiliates of Brookfield held approximately 65% of TerraForm Power’s Class A common stock.

The Consummation of the Brookfield Sponsorship Transaction and of the Settlement with SunEdison

On April 21, 2016, SunEdison, Inc. and certain of its domestic and international subsidiaries (the “SunEdison Debtors”) voluntarily filed for protection under Chapter 11 of the U.S. Bankruptcy Code (the “SunEdison Bankruptcy”). In response to SunEdison’s financial and operating difficulties, the Company initiated a process for the exploration and evaluation of potential strategic alternatives for the Company, including potential transactions to secure a new sponsor or sell the Company, and a process to settle claims with SunEdison. This process resulted in the Company’s entry into a definitive merger and sponsorship transaction agreement (the “Merger Agreement”) on March 6, 2017 with Orion Holdings and BRE TERP Holdings Inc. (“Merger Sub”), a wholly-owned subsidiary of Orion Holdings, each of which is an affiliate of Brookfield. At the same time, the Company and SunEdison also entered into a settlement agreement (the “Settlement Agreement”) and a voting and support agreement (the “Voting and Support Agreement”), to among other things, facilitate the closing of the Merger and the settlement of claims between the Company and SunEdison.

On October 6, 2017, the Merger Agreement was approved by the holders of a majority of the outstanding Class A shares of TerraForm Power, excluding SunEdison, Orion Holdings, any of their respective affiliates or any person with whom any of them has formed (and not terminated) a “group” (as such term is defined in the Securities Exchange Act of 1934 as amended, the “Exchange Act”) and by the holders of a majority of the total voting power of the outstanding shares of the Company’s common stock entitled to vote on the transaction. With these votes, all conditions to the merger transaction contemplated by the Merger Agreement were satisfied. On October 16, 2017, Merger Sub merged with and into TerraForm Power (the “Merger”), with TerraForm Power continuing as the surviving corporation in the Merger. Immediately following the consummation of the Merger, there were 148,086,027 Class A shares of TerraForm Power outstanding (which excludes 138,402 Class A shares that were issued and held in treasury to pay applicable employee tax withholdings for restricted stock units (“RSUs”) held by employees that vested upon the consummation of the Merger) and Orion Holdings held 51% of such shares. In addition, pursuant to the Merger Agreement, at or prior to the effective time of the Merger, the Company and Orion Holdings (or one of its affiliates), among other parties, entered into a suite of agreements providing for sponsorship arrangements, including a master services agreement, relationship agreement, governance agreement and a sponsor line of credit (the “Sponsorship Transaction”), as are more fully described in Note 19. Related Parties and Note 10. Long-term Debt.

Immediately prior to the effective time of the Merger, pursuant to the Settlement Agreement, SunEdison exchanged all of the Class B units held by SunEdison or any of its controlled affiliates in Terra LLC for 48,202,310 Class A shares of TerraForm Power, and as a result of this exchange, all shares of Class B common stock of TerraForm Power held by SunEdison or any of its controlled affiliates were automatically redeemed and retired. Pursuant to the Settlement Agreement, immediately following this exchange, the Company issued to SunEdison additional Class A shares such that immediately prior to the effective time of the Merger, SunEdison and certain of its affiliates held an aggregate number of Class A shares equal to 36.9% of the Company’s fully diluted share count (which was subject to proration based on the Merger consideration election results as discussed in Note 14. Stockholders’ Equity). SunEdison and certain of its affiliates also transferred all of the outstanding incentive distribution rights (“IDRs”) of Terra LLC held by SunEdison or certain of its affiliates to BRE Delaware, Inc. (the “Brookfield IDR Holder”) at the effective time of the Merger. Under the Settlement Agreement, upon the consummation of the Merger, all agreements between the Company and the SunEdison Debtors were deemed rejected, subject to certain limited exceptions, without further liability, claims or damages on the part of the Company. The settlements, mutual release and certain other terms and conditions of the Settlement Agreement also became effective upon the consummation of the Merger, as more fully discussed in Note 19. Related Parties.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements represent the results of TerraForm Power, which consolidates Terra LLC through its controlling interest.

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). They include the results of wholly and partially owned subsidiaries in which the Company has a controlling interest with all significant intercompany accounts and transactions eliminated.

The Company elected not to push-down the application of the acquisition method of accounting to its consolidated financial statements following the consummation of the Merger and the change of control that occurred.

Use of Estimates

In preparing the consolidated financial statements, the Company uses estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements. Such estimates also affect the reported amounts of revenues, expenses and cash flows during the reporting period. To the extent there are material differences between the estimates and actual results, the Company’s future results of operations would be affected.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and money market funds with original maturity periods of three months or less when purchased. As of December 31, 2018 and 2017, cash and cash equivalents included $177.0 million and $60.1 million, respectively, of unrestricted cash held at project-level subsidiaries, which was available for project expenses but not available for corporate use.

Restricted Cash

Restricted cash consists of cash on deposit in financial institutions that is restricted to satisfy the requirements of certain debt agreements and funds held within the Company’s project companies that are restricted for current debt service payments and other purposes in accordance with the applicable debt agreements. These restrictions include: (i) cash on deposit in collateral accounts, debt service reserve accounts and maintenance reserve accounts; and (ii) cash on deposit in operating accounts but subject to distribution restrictions related to debt defaults existing as of the date of the financial statements. Restricted cash that is not expected to become unrestricted within the next twelve months is presented within non-current assets on the consolidated statements of financial position.

Reconciliation of Cash and Cash Equivalents and Restricted Cash as Presented in the Consolidated Statements of Cash Flows

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the consolidated balance sheets to the total of the same such amounts shown in the consolidated statements of cash flows for the years ended December 31, 2018, 2017 and 2016.

	As of December 31,
(In thousands)	2018	2017	2016
Cash and cash equivalents	$248,524	$128,087	$565,333
Restricted cash - current	27,784	54,006	114,950
Restricted cash - non-current	116,501	42,694	2,554
Cash, cash equivalents and restricted cash shown in the consolidated statements of cash flows	$392,809	$224,787	$682,837

As discussed in Note 10. Long-term Debt, the Company was in default under certain of its non-recourse financing agreements as of the financial statement issuance date for the years ended December 31, 2018 and 2017. As a result, the Company reclassified $11.2 million and $18.8 million, respectively, of long-term restricted cash to current as of December 31, 2018 and 2017, consistent with the corresponding debt classification, as the restrictions that required the cash balances to be classified as long-term restricted cash were driven by the financing agreements. As of December 31, 2018 and 2017, $1.4 million and $21.7 million, respectively, of cash and cash equivalents was also reclassified to current restricted cash as the cash balances were subject to distribution restrictions related to debt defaults that existed as of the respective balance sheet date.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are reported on the consolidated balance sheets, including both billed and unbilled amounts, and are adjusted for any write-offs as well as the allowance for doubtful accounts. The Company establishes an allowance for doubtful accounts to adjust its receivables to amounts considered to be ultimately collectible and charges to the allowance are recorded within general and administrative expenses in the consolidated statements of operations. The Company’s allowance is based on a variety of factors, including the length of time receivables are past due, significant one-time events, the financial health of its customers and historical experience. The allowance for doubtful accounts was $1.6 million and $1.7 million as of December 31, 2018 and 2017, respectively, and charges (reductions) to the allowance recorded within general and administrative expenses for the years ended December 31, 2018, 2017 and 2016 were $0.1 million, $(1.5) million and $0.5 million, respectively. Accounts receivable are written off in the period in which the receivable is deemed uncollectible and collection efforts have been exhausted. There were no write-offs of accounts receivable for the years ended December 31, 2018, 2017 and 2016.

Renewable Energy Facilities

Renewable energy facilities consist of solar generation facilities and wind power plants that are stated at cost. Expenditures for major additions and improvements are capitalized, and minor replacements, maintenance and repairs are charged to expense as incurred. Depreciation of renewable energy facilities is recognized using the straight-line method over the estimated useful lives of the renewable energy facilities, which range from 23 to 30 years for the Company’s solar generation facilities. Effective October 1, 2016, the Company changed its estimates of the useful lives of the major components of its wind power plants to better reflect the estimated periods during which these major components will remain in service. These major components comprising the Company’s wind power plants had remaining useful lives ranging from 5 to 41 years and had an overall weighted average remaining useful life of 24 years as of October 1, 2016. This prospective change in estimate increased depreciation expense and net loss by $1.9 million for the year ended December 31, 2016. As of December 31, 2018 and 2017, they had a weighted average remaining useful life of 21 and 23 years, respectively.

Construction in-progress represents the cumulative construction costs, including the costs incurred for the purchase of major equipment and engineering costs and capitalized interest. Once the project achieves commercial operation, the Company reclassifies the amounts recorded in construction in progress to renewable energy facilities.

Finite-Lived Intangibles

The Company’s finite-lived intangible assets and liabilities represent revenue contracts, consisting of long-term concessions and licensing contracts, power purchase agreements (“PPAs”), RECs, lease agreements and operations and maintenance (“O&M”) contracts that were obtained through third party acquisitions. The revenue contract intangibles are comprised of favorable and unfavorable rate PPAs and REC agreements and the in-place value of market rate PPAs. The lease agreement intangibles are comprised of favorable and unfavorable rate land leases, and the O&M contract intangibles consist of unfavorable rate O&M contracts. Intangible assets and liabilities that have determinable estimated lives are amortized on a straight-line basis over those estimated lives. Amortization of favorable and unfavorable rate revenue contracts is recorded within operating revenues, net in the consolidated statements of operations. Amortization expense related to the concessions and licensing contracts and in-place value of market rate revenue contracts is recorded within depreciation, accretion and amortization expense in the consolidated statements of operations, and amortization of favorable and unfavorable rate land leases and unfavorable rate O&M contracts is recorded within cost of operations. The straight-line method of amortization is used because it best reflects the pattern in which the economic benefits of the intangibles are consumed or otherwise used up. The amounts and useful lives assigned to intangible assets acquired and liabilities assumed impact the amount and timing of future amortization.

Impairment of Renewable Energy Facilities and Intangibles

Long-lived assets that are held and used are reviewed for impairment whenever events or changes in circumstances indicate carrying values may not be recoverable. An impairment loss is recognized if the total future estimated undiscounted cash flows expected from an asset are less than its carrying value. An impairment charge is measured as the difference between an asset’s carrying amount and its fair value. Fair values are determined by a variety of valuation methods, including appraisals, sales prices of similar assets and present value techniques.

During the year ended December 31, 2018, the Company recognized a $15.2 million non-cash impairment charge within its Solar segment related to an operating project within its Enfinity portfolio due to the bankruptcy of a significant customer. During the years ended December 31, 2016 and 2017, the Company recognized an impairment charge of $15.7 million and $1.4 million, respectively, within impairment of renewable energy facilities in the consolidated statements of operations, on its 11.4 MW portfolio of residential rooftop solar assets that was classified as held for sale as of December 31, 2016, and subsequently sold in 2017. The Company also recorded a $3.3 million charge within impairment of renewable energy facilities for the year ended December 31, 2016 due to the decision to abandon certain residential construction in progress assets that were not completed by SunEdison as a result of the SunEdison Bankruptcy. Impairment charges are reflected within impairment of renewable energy facilities in the consolidated statements of operations (see Note 4. Acquisitions and Dispositions and Note 5. Renewable Energy Facilities for further discussion).

Goodwill

The Company evaluates goodwill for impairment at least annually on December 1st. The Company performs an impairment test between scheduled annual tests if facts and circumstances indicate that it is more-likely-than-not that the fair value of a reporting unit that has goodwill is less than its carrying value. A reporting unit is either the operating segment level or one level below, which is referred to as a component. The level at which the impairment test is performed requires judgment as to whether the operations below the operating segment constitute a self-sustaining business or whether the operations are similar such that they should be aggregated for purposes of the impairment test. The Company defines its reporting units to be consistent with its operating segments.

The Company may first make a qualitative assessment of whether it is more-likely-than-not that a reporting unit’s fair value is less than its carrying value to determine whether it is necessary to perform the quantitative goodwill impairment test. The qualitative impairment test includes considering various factors including macroeconomic conditions, industry and market conditions, cost factors, a sustained share price or market capitalization decrease and any reporting unit specific events. If it is determined through the qualitative assessment that a reporting unit’s fair value is more-likely-than-not greater than its carrying value, the quantitative impairment test is not required. If the qualitative assessment indicates it is more-likely-than-not that a reporting unit’s fair value is not greater than its carrying value, the Company must perform the quantitative impairment test. The Company may also elect to proceed directly to the quantitative impairment test without considering such qualitative factors.

The quantitative impairment test is the comparison of the fair value of a reporting unit with its carrying amount, including goodwill. In accordance with the authoritative guidance over fair value measurements, the Company defines the fair value of a reporting unit as the price that would be received to sell the unit as a whole in an orderly transaction between market participants at the measurement date. The Company primarily uses the income approach methodology of valuation, which uses the discounted cash flow method, to estimate the fair values of the Company’s reporting units. The Company does not believe that a cost approach is relevant to measuring the fair values of its reporting units.

Significant management judgment is required when estimating the fair value of the Company’s reporting units, including the forecasting of future operating results, the discount rates and expected future growth rates that it uses in the discounted cash flow method of valuation, and in the selection of comparable businesses that are used in the market approach. If the estimated fair value of the reporting unit exceeds the carrying value assigned to that unit, goodwill is not impaired. If the carrying value assigned to a reporting unit exceeds its estimated fair value, the Company records an impairment charge based on the excess of the reporting unit’s carrying amount over its fair value. The impairment charge is limited to the amount of goodwill allocated to the reporting unit.

The Company performed a qualitative impairment test for the goodwill balance in Saeta Yield S.A.U. (“Saeta”) of $120.6 million as of December 1, 2018 and concluded that the carrying amount of the reporting unit does not exceed its fair value. No goodwill impairment charges were recorded for the years ended December 31, 2018 and 2017. The Company recorded a goodwill impairment charge of $55.9 million for the year ended December 31, 2016 as reflected in the consolidated statements of operations (see Note 7. Goodwill for further discussion).

Capitalized Interest

Interest incurred on funds borrowed to finance construction of renewable energy facilities is capitalized until the system is ready for its intended use. The amount of interest capitalized during the years ended December 31, 2018 and 2016 was $0.2 million and $1.6 million, respectively. There was no interest capitalized during the year ended December 31, 2017.

Financing Lease Obligations

Certain of the Company’s assets were financed with sale-leaseback arrangements. Proceeds received from a sale-leaseback are treated using the deposit method when the sale of the renewable energy facility is not recognizable. A sale is not recognized when the leaseback arrangements include a prohibited form of continuing involvement, such as an option or obligation to repurchase the assets under the Company’s master lease agreements. Under these arrangements, the Company does not recognize any profit until the sale is recognizable, which the Company expects will be at the end of the arrangement when the contract is canceled and the initial deposits received are forfeited by the financing party.

The Company is required to make rental payments over the course of the leaseback arrangements. These payments are allocated between principal and interest payments using an effective yield method.

Deferred Financing Costs

Financing costs incurred in connection with obtaining construction and term financing are deferred and amortized over the maturities of the respective financing arrangements using the effective interest method and are presented as a direct deduction from the carrying amount of the related debt (see Note 10. Long-term Debt), with the exception of the costs related to the Company’s revolving credit facilities, which are presented as a non-current asset on in the consolidated balance sheets within other assets. As of December 31, 2018 and 2017, the Company had $6.7 million and $9.4 million, respectively, of unamortized deferred financing costs related to its revolving credit facilities.

Inventory

Inventory consists of spare parts and is recorded at the lower of weighted average cost of purchase or net realizable value within prepaid expenses and other current assets in the consolidated balance sheets. Inventory as of December 31, 2018 and 2017, was $7.6 million and $5.7 million, respectively. Spare parts are expensed to cost of operations in the consolidated statements of operations or capitalized to renewable energy facilities, as appropriate, when installed or used.

Asset Retirement Obligations

Asset retirement obligations are accounted for in accordance with ASC 410-20, Asset Retirement Obligations. Retirement obligations associated with renewable energy facilities included within the scope of ASC 410-20 are those for which a legal obligation exists under enacted laws, statutes, and written or oral contracts, and for which the timing and/or method of settlement may be conditional on a future event. Asset retirement obligations are recognized at fair value in the period in which they are incurred and the carrying amount of the related renewable energy facility is correspondingly increased. Over time, the liability is accreted to its expected future value. The corresponding renewable energy facility that is capitalized at inception is depreciated over its useful life.

The Company generally reviews its asset retirement obligations annually, based on its review of updated cost studies, as necessary, and its evaluation of cost escalation factors. The Company evaluates newly assumed costs or substantive changes in previously assumed costs to determine if the cost estimate impacts are sufficiently material to warrant application of the updated estimates to the asset retirement obligations. Changes resulting from revisions to the timing or amount of the original estimate of cash flows are recognized as an increase or a decrease in the asset retirement cost to the extent applicable.

During the fourth quarter of 2018, the Company revised the accretion period related to its wind projects and determined that these obligations should be accreted to expected future value over the remaining useful life of the of the corresponding components of the renewable energy facilities rather than the expected weighted-average life of the assets, consistent with the depreciation expense that is recorded on the asset retirement cost recognized within renewable energy facilities and using its estimate of the future timing of settlement. This change resulted in a $15.7 million reduction in the Company’s asset retirement obligation and corresponding renewable energy facility carrying amount as of December 31, 2018. The Company also recorded an adjustment during the fourth quarter of 2018 to reduce previously reported accretion and depreciation expense by $6.3 million as a result of this change, of which $4.4 million of the accretion and depreciation expense reduction related to amounts previously reported for the years ended December 31, 2017, 2016 and 2015. The quarterly accretion and depreciation expense reduction that relates to each of the first three quarters of 2018 was approximately $0.5 million. Management performed an assessment of the balance sheet and income statement impact on its previously issued filings and determined it to be immaterial.

Revenue From Contracts With Customers

Adoption of Topic 606

In May 2014, the Financial Accounting Standards Board (“FASB”) issued ASU No. 2014-09, Revenue from Contracts with Customers (Topic 606), which replaces most existing revenue recognition guidance in U.S. GAAP and requires an entity to recognize the amount of revenue to which it expects to be entitled for the transfer of promised goods or services to customers. Additionally, the new standard requires an entity to disclose additional quantitative and qualitative information regarding the nature and amount of revenues arising from contracts with customers, as well as other information about the significant judgments and estimates used in recognizing revenues from contracts with customers. In March 2016, the FASB issued ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606), Principal versus Agent Considerations (Reporting Revenue Gross versus Net), which clarifies how to apply the implementation guidance on principal versus agent considerations related to the sale of goods or services to a customer as updated by ASU No. 2014-09. The Company adopted these standards as of January 1, 2018, which it collectively refers to as “Topic 606.” The Company analyzed the impact of Topic 606 on its revenue contracts which primarily include bundled energy and incentive sales through PPAs, individual REC sales, and upfront sales of federal & state incentive benefits recorded. The Company elected to apply a modified retrospective approach with a cumulative-effect adjustment to accumulated deficit recognized as of January 1, 2018 for changes to revenue recognition resulting from Topic 606 adoption as described below. The Company adopted Topic 606 for all revenue contracts in scope that had future performance obligations at January 1, 2018, and elected to use the contract modification practical expedient for purposes of computing the cumulative transition adjustment.

The Company accounts for the majority of its PPAs as operating leases under ASC 840, Leases and recognizes rental income as revenue when the electricity is delivered. The Company elected not to early adopt ASC 842, Leases in fiscal 2018. The expected impact of the adoption of the new lease standard is discussed below. For PPAs under the scope of Topic 606 in fiscal 2018, the Company concluded that there were no material changes to revenue recognition patterns from existing accounting practice. See below for the revenue recognition policy of PPAs.

The Company evaluated the impact of Topic 606 as it relates to the individual sale of  RECs. In certain jurisdictions, there may be a lag between physical generation of the underlying energy and the transfer of RECs to the customer due to administrative processes imposed by state regulations. Under the Company’s previous accounting policy, revenue was recognized as the underlying electricity was generated if the sale had been contracted with the customer. Based on the framework in Topic 606, for a portion of the existing individual REC sale arrangements where the transfer of control to the customer is determined to occur upon the transfer of the RECs, the Company now recognizes revenue commensurate with the transfer of RECs to the customer as compared to the generation of the underlying energy under the previous accounting policy. Revenue recognition practices for the remainder of existing individual REC sale arrangements remain the same; that is, revenue is recognized based on the underlying generation of energy because the contracted RECs are produced from a designated facility and control of the RECs transfers to the customer upon generation of the underlying energy. The adoption of Topic 606, as it relates to the individual sale of RECs, resulted in an increase in accumulated deficit on January 1, 2018, of $20.5 million, net of tax, and net of $0.3 million and $4.5 million that was allocated to non-controlling interests and redeemable non-controlling interests, respectively. The adjustments for accumulated deficit and non-controlling interests are reflected within cumulative-effect adjustment in the consolidated statements of stockholders’ equity for the year ended December 31, 2018, and the redeemable non-controlling interests adjustment is reflected within cumulative-effect adjustment in the redeemable non-controlling interests roll-forward presented in Note 17. Non-controlling Interests.

The Company evaluated the impact of Topic 606 as it relates to the upfront sale of investment tax credits (“ITCs”) through its lease pass-through fund arrangements. The amounts allocated to the ITCs were initially recorded as deferred revenue in the consolidated balance sheets, and subsequently, one-fifth of the amounts allocated to the ITCs was recognized annually as incentives revenue in the consolidated statements of operations based on the anniversary of each solar energy system’s placed-in-service date. The Company concluded that revenue related to the sale of ITCs through its lease pass-through arrangements should be recognized at the point in time when the related solar energy systems are placed in service. Previously, the Company recognized this revenue evenly over the five-year ITC recapture period. The Company concluded that the likelihood of a recapture event related to these assessments is remote. The adoption of Topic 606, as it relates to the upfront sale of ITCs, resulted in a decrease in accumulated deficit on January 1, 2018 of $40.9 million, net of tax, which is reflected within cumulative-effect adjustment in the consolidated statements of stockholders’ equity for the year ended December 31, 2018. The impact on the Company’s results of operations for the year ended December 31, 2018 resulted in a decrease in non-cash deferred revenue recognition of $16.3 million.

PPA Rental Income

The majority of the Company’s energy revenue is derived from long-term PPAs accounted for as operating leases under ASC 840, Leases. Rental income under these leases is recorded as revenue when the electricity is delivered. The Company adopted ASC 842, Leases on January 1, 2019. The Company elected certain of the practical expedients permitted in the issued standard, including the expedient that permits the Company to retain its existing lease assessment and classification.

Commodity Derivatives

The Company has certain revenue contracts within its wind fleet that are accounted for as derivatives under the scope of ASC 815, Derivatives and Hedging. Amounts recognized within operating revenues, net in the consolidated statements of operations consist of cash settlements and unrealized gains and losses representing changes in fair value for the commodity derivatives that are not designated as hedging instruments. See Note 12. Derivatives for further discussion.

Solar and Wind PPA Revenue

PPAs that are not accounted for under the scope of leases or derivatives are accounted for under Topic 606. The Company typically delivers bundled goods consisting of energy and incentive products for a singular rate based on a unit of generation at a specified facility over the term of the agreement. In these type of arrangements, volume reflects total energy generation measured in kWhs which can vary period to period depending on system and resource availability. The contract rate per unit of generation (kWhs) is generally fixed at contract inception; however, certain pricing arrangements can provide for time-of-delivery, seasonal or market index adjustment mechanisms over time. The customer is invoiced monthly equal to the volume of energy delivered multiplied by the applicable contract rate.

The Company considers bundled energy and incentive products within PPAs to be distinct performance obligations. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied under Topic 606. The Company views the sale of energy as a series of distinct goods that is substantially the same and has the same pattern of transfer measured by the output method. Although the Company views incentive products in bundled PPAs to be performance obligations satisfied at a point in time, measurement of satisfaction and transfer of control to the customer in a bundled arrangement coincides with a pattern of revenue recognition with the underlying energy generation. Accordingly, the Company applied the practical expedient in Topic 606 as the right to consideration corresponds directly to the value provided to the customer to recognize revenue at the invoice amount for its standalone and bundled PPA contracts.

For the year ended December 31, 2018, the Company’s energy revenue from PPA contracts with solar and wind customers was $39.6 million and $55.0 million, respectively, which does not include the market energy sales from the regulated solar and wind segment discussed below. As of December 31, 2018, the Company’s receivable balances related to PPA contracts with solar and wind customers was approximately $11.2 million. Trade receivables for PPA contracts are reflected in accounts receivable, net in the consolidated balance sheets. The Company typically receives payment within 30 days for invoiced PPA revenue. The Company does not have any other significant contract asset or liability balances related to PPA revenue.

Energy revenues yet to be earned under these contracts are expected to be recognized between 2019 and 2043. The Company applies the practical expedient in Topic 606 to its bundled PPA contract arrangements, and accordingly, does not disclose the value of unsatisfied performance obligations for contracts for which it recognizes revenue at the amount to which it has the right to invoice for services performed.

Regulated Solar and Wind Revenue

Regulated solar and wind includes revenue generated by Saeta’s solar and wind operations in Spain, which are subject to regulations applicable to companies that generate production from renewable sources for facilities located in Spain. While Saeta’s Spanish operations are regulated by the Spanish regulator, the Company has determined that the Spanish entities do not meet the criteria of a rate regulated entity under ASC 980 Regulated Operations, since the rates established by the Spanish regulator are not designed to recover the entity’s costs of providing its energy generation services. Accordingly, the Company applied Topic 606 to recognize revenue for these customer contract arrangements. The Company has distinct performance obligations to deliver electricity, capacity, and incentives which are discussed below.

The Company has a performance obligation to deliver electricity and these sales are invoiced monthly at the wholesale market price (subject to adjustments due to regulatory price bands that reduce market risk). The Company transfers control of the electricity over time and the customer receives and consumes the benefit simultaneously. Accordingly, the Company applied the practical expedient in Topic 606 as the right to consideration corresponds directly to the value provided to the customer to recognize revenue at the invoice amount for electricity sales.

The Company has a stand-ready performance obligation to deliver capacity in the Spanish electricity market in which these renewable energy facilities are located. Proceeds received by the Company from the customer in exchange for capacity are determined by a remuneration on an investment per unit of installed capacity that is determined by Spanish regulators. The Company satisfies its performance obligation for capacity under a time-based measure of progress and recognizes revenue by allocating the total annual consideration evenly to each month of service.

For the Company’s Spanish solar renewable energy facilities, the Company has identified a performance obligation linked to an incentive that is distinct from the electricity and capacity deliveries discussed above. For solar technologies under the Spanish market, the customer makes an operating payment per MWh which is calculated based on the difference of a standard cost and an expected market price, both, determined by the Spanish regulator. The customer is invoiced monthly equal to the volume of energy produced multiplied by the regulated rate. The performance obligation is satisfied when the Company generates electricity from the solar renewable facility. Accordingly, the Company applied the practical expedient in Topic 606 and recognizes revenue based on the amount invoiced each month.

Amortization of Favorable and Unfavorable rate Revenue Contracts

The Company accounts for its business combinations by recognizing in the financial statements the identifiable assets acquired, the liabilities assumed and any non-controlling interests in the acquiree at fair value at the acquisition date. Intangible amortization of certain revenue contracts acquired in business combinations (favorable and unfavorable rate PPAs and REC agreements) is recognized on a straight-line basis over the remaining contract term. The current period amortization for favorable rate revenue contracts is reflected as a reduction to operating revenues, net, and amortization for unfavorable rate revenue contracts is reflected as an increase to operating revenues, net. There was no impact related to the adoption of Topic 606 on the amortization of favorable and unfavorable rate revenue contracts. See Note 8. Intangible Assets, Net.

Solar and Wind Incentive Revenue

The Company generates incentive revenue from individual incentive agreements relating to the sale of RECs and performance-based incentives to third-party customers that are not bundled with the underlying energy output. The majority of individual REC sales reflect a fixed quantity, fixed price structure over a specified term. The Company views REC products in these arrangements as distinct performance obligations satisfied at a point in time. Since the REC products delivered to the customer are not linked to the underlying generation of a specified facility, these RECs are now recognized into revenue when delivered and invoiced under Topic 606. This was a change from the Company’s prior year accounting policy which recognized REC sales upon underlying electricity generation. The impact of the adoption resulted in a decrease in operating revenues, net of $3.7 million during the year ended December 31, 2018. Incentive revenues yet to be earned for fixed price incentive contracts are expected to be $61.1 million and recognized between 2019 and 2031. The Company typically receives payment within 30 days of invoiced REC revenue.

For certain incentive contract arrangements, the quantity delivered to the customer is linked to a specific facility. Similar to PPA revenues under Topic 606, the pattern of revenue recognition for these incentive arrangements is recognized over time coinciding with the underlying revenue generation which is consistent with the Company’s policy prior to the adoption of Topic 606. For the year ended December 31, 2018, the Company’s incentive revenue from facility-linked contracts with customers was $28.9 million. Revenue accruals for facility linked incentive contracts within accounts receivable, net were $3.1 million as of December 31, 2018. The Company applied the practical expedient in Topic 606 to its variable consideration incentive contract arrangements where revenues are linked to the underlying generation of the renewable energy facilities, and accordingly does not disclose the value of unsatisfied performance obligations for contracts for which it recognizes revenue at the amount to which it has the right to invoice for services performed.

Deferred Revenue

Deferred revenue primarily consists of upfront incentives or subsidies received from various state governmental jurisdictions for operating certain of the Company’s renewable energy facilities. Prior to the adoption of Topic 606, the Company deferred sales of ITCs through its lease pass-through fund arrangements as a deferred revenue liability in the consolidated balance sheets. The Company now recognizes revenue related to the sales of ITCs at the point in time when the related solar energy systems are placed in service. The Company concluded that the likelihood of a recapture event related to these assessments is remote. Under Topic 605, the Company would have recognized an increase of $16.3 million in non-cash deferred revenue within operating revenues, net for the year ended December 31, 2018. The remaining deferred revenue balance in the consolidated balance sheet as of December 31, 2018, consisted of upfront government incentives of $8.8 million and contract liabilities of $4.9 million related to performance obligations that have not yet been satisfied. These contract liabilities represent advanced customer receipts primarily related to future REC deliveries that are recognized into revenue under Topic 606. The amount of revenue recognized during the year ended December 31, 2018 related to contract liabilities was $1.3 million.

Prior to the adoption of Topic 606, deferred revenue was recognized on a straight-line basis over the depreciable life of the renewable energy facility or upon the contingency of claw-back of the tax credits resolve as the Company fulfills its obligation to operate these renewable energy facilities. Recognition of deferred revenue was $18.2 million and $16.5 million during the years ended December 31, 2017 and 2016, respectively. See Note 3. Revenue for additional disclosures.

Income Taxes

The Company accounts for income taxes using the liability method, which requires it to use the asset and liability method of accounting for deferred income taxes and provide deferred income taxes for all significant temporary differences.

The Company reports certain of its revenues and expenses differently for financial statement purposes than for income tax return purposes, resulting in temporary and permanent differences between the Company’s financial statements and income tax returns. The tax effects of such temporary differences are recorded as either deferred income tax assets or deferred income tax liabilities in the Company’s consolidated balance sheets. The Company measures its deferred income tax assets and deferred income tax liabilities using enacted tax rates that are expected to be in effect when the deferred tax liabilities are expected to be realized or settled. Many factors are considered when assessing the likelihood of future realization of deferred tax assets, including recent earnings within taxing jurisdictions, expectations of future taxable income, the carry forward periods available and other relevant factors. The Company believes it is more likely than not that the future reversal of existing taxable temporary differences will allow the Company to realize deferred tax assets, net of valuation allowances. A valuation allowance is recorded to reduce the net deferred tax assets to an amount that is more-likely-than-not to be realized. Tax benefits are recognized when it is more-likely-than-not that a tax position will be sustained upon examination by the authorities. The benefit recognized from a position that has surpassed the more-likely-than-not threshold is the largest amount of benefit that is more than 50% likely to be realized upon settlement. The Company recognizes interest and penalties related to uncertain tax benefits as a component of income tax expense. Changes to existing net deferred tax assets or valuation allowances or changes to uncertain tax benefits are recorded to income tax expense in the period such determination is made.

Adoption of ASU 2018-02

In February 2018, the FASB issued ASU No. 2018-02, Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income to help entities address certain stranded income tax effects in AOCI resulting from the U.S. government’s enactment of the Tax Cuts and Jobs Act (the “Tax Act”) on December 22, 2017. The amendment provides entities with an option to reclassify stranded tax effects within AOCI to retained earnings in each period in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Act (or portion thereof) is recorded. The amendment also includes disclosure requirements regarding the issuer’s accounting policy for releasing income tax effects from AOCI. The optional guidance is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2018. Early adoption is permitted, and entities should apply the provisions of the amendment either in the period of adoption or retrospectively to each period (or periods) in which the effect of the change in the U.S. federal corporate income tax rate in the Tax Act is recognized.

During the fourth quarter of 2018, the Company early adopted ASU No. 2018-02 and elected the provisions of the amendment in the period of adoption. The adoption of ASU No. 2018-12 resulted in reclassifying $9.4 million of stranded tax effects on the net unrealized gains on derivatives designated as hedging instruments in a cash flow relationship from AOCI to accumulated deficit. The reclassification is reflected as an increase to accumulated deficit within the cumulative-effect adjustment in the consolidated statements of stockholders’ equity for the year ended December 31, 2018, and an increase to the opening balance of AOCI as of January 1, 2018 (See Note 21. Accumulated Other Comprehensive Income).

The Company releases the taxes deferred in AOCI as the individual units of account (i.e., derivative instruments in a cash flow hedge or net investment hedge relationships) are terminated, extinguished, sold or substantially liquidated.

Variable Interest Entities

The Company assesses entities for consolidation in accordance with ASC 810. The Company consolidates variable interest entities (“VIEs”) in renewable energy facilities when determined to be the primary beneficiary. VIEs are entities that lack one or more of the characteristics of a voting interest entity (“VOE”). The Company has a controlling financial interest in a VIE when its variable interest or interests provide it with (i) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE.

VOEs are entities in which (i) the total equity investment at risk is sufficient to enable the entity to finance its activities independently and (ii) the equity holders have the power to direct the activities of the entity that most significantly impact its economic performance, the obligation to absorb the losses of the entity and the right to receive the residual returns of the entity. The usual condition for a controlling financial interest in a voting interest entity is ownership of a majority voting interest. If the Company has a majority voting interest in a voting interest entity, the entity is consolidated.

For the Company’s consolidated VIEs, the Company has presented on its consolidated balance sheets, to the extent material, the assets of its consolidated VIEs that can only be used to settle specific obligations of the consolidated VIE, and the liabilities of its consolidated VIEs for which creditors do not have recourse to the Company’s general assets outside of the VIE.

Non-controlling Interests and Hypothetical Liquidation at Book Value (“HLBV”)

Non-controlling interests represent the portion of net assets in consolidated entities that are not owned by the Company and are reported as a component of equity in the consolidated balance sheets. Non-controlling interests in subsidiaries that are redeemable either at the option of the holder or at fixed and determinable prices at certain dates in the future are classified as redeemable non-controlling interests in subsidiaries between liabilities and stockholders’ equity in the consolidated balance sheets. Redeemable non-controlling interests that are currently redeemable or redeemable after the passage of time are adjusted to their redemption value as changes occur. The Company applies the guidance in ASC 810-10 along with the Securities and Exchange Commission (“SEC”) guidance in ASC 480-10-S99-3A in the valuation of redeemable non-controlling interests.

The Company has determined the allocation of economics between the controlling party and the third party for non-controlling interests does not correspond to ownership percentages for certain of its consolidated subsidiaries. In order to reflect the substantive profit sharing arrangements, the Company has determined that the appropriate methodology for determining the value of non-controlling interests is a balance sheet approach using the HLBV method. Under the HLBV method, the amounts reported as non-controlling interest on the consolidated balance sheets represent the amounts the third party investors could hypothetically receive at each balance sheet reporting date based on the liquidation provisions of the respective operating partnership agreements. HLBV assumes that the proceeds available for distribution are equivalent to the unadjusted, stand-alone net assets of each respective partnership, as determined under U.S. GAAP. The third party non-controlling interests in the consolidated statements of operations and statements of comprehensive loss are determined based on the difference in the carrying amounts of non-controlling interests on the consolidated balance sheets between reporting dates, adjusted for any capital transactions between the Company and third party investors that occurred during the respective period.

Where, prior to the commencement of operating activities for a respective renewable energy facility, HLBV results in an immediate change in the carrying value of non-controlling interests on the consolidated balance sheets due to the recognition of ITCs or other adjustments as required by the U.S. Internal Revenue Code, the Company defers the recognition of the respective adjustments and recognizes the adjustments in non-controlling interest on the consolidated statements of operations on a straight-line basis over the expected life of the underlying assets giving rise to the respective difference. Similarly, where the Company has acquired a controlling interest in a partnership and there is a resulting difference between the initial fair value of non-controlling interest and the value of non-controlling interest as measured using HLBV, the Company initially records non-controlling interests at fair value and amortizes the resulting difference over the remaining life of the underlying assets.

Contingencies

The Company is involved in conditions, situations or circumstances in the ordinary course of business with possible gain or loss contingencies that will ultimately be resolved when one or more future events occur or fail to occur. If some amount within a range of loss appears at the time to be a better estimate than any other amount within the range, that amount will be accrued. When no amount within the range is a better estimate than any other amount, the minimum amount in the range will be accrued. The Company continually evaluates uncertainties associated with loss contingencies and records a charge equal to at least the minimum estimated liability for a loss contingency when both of the following conditions are met: (i) information available prior to the issuance of the financial statements indicates that it is probable that an asset had been impaired or a liability had been incurred at the date of the financial statements; and (ii) the loss or range of loss can be reasonably estimated. Legal costs are expensed when incurred. Gain contingencies are not recorded until realized or realizable.

Derivative Financial Instruments

Adoption of ASU 2017-12

In August 2017, the FASB issued ASU No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities. This ASU amends the hedge accounting model to enable entities to better portray the economics of their risk management activities in the financial statements and simplifies the application of hedge accounting in certain situations. ASU No. 2017-12 is effective for annual periods, and interim periods within those annual periods, beginning after December 15, 2018, with early adoption permitted. ASU 2017-12 requires a modified retrospective transition method in which the Company recognizes the cumulative effect of the change on the opening balance of each affected component of equity as of the date of adoption. The Company adopted ASU 2017-12 on March 26, 2018 with the adoption impact reflected on a modified retrospective basis as of January 1, 2018, which resulted in the following primary changes:

•                  The ineffective hedging portion of derivatives designated as hedging instruments is no longer required to be measured, recognized or reported. Alternatively, the entire change in the fair value of the designated hedging instrument is recorded in accumulated other comprehensive income (“AOCI”);

•                  The Company will perform ongoing prospective and retrospective hedge effectiveness assessments qualitatively after performing the initial test of hedge effectiveness on a quantitative basis and only to the extent that an expectation of high effectiveness can be supported on a qualitative basis in subsequent periods;

•                  For derivatives with periodic cash settlements and a non-zero fair value at hedge inception, the gains or losses recorded in AOCI in a qualifying cash flow hedging relationship are reclassified to earnings on a systematic and rational basis over the hedge term; and

•                  For derivatives with components excluded from the assessment of hedge effectiveness, the gains or losses recorded in AOCI on such excluded components in a qualifying cash flow hedging relationship are reclassified to earnings on a systematic and rational basis over the hedge term.

The adoption of ASU 2017-12 resulted in a cumulative-effect adjustment of $4.2 million, net of tax of $1.6 million, representing a decrease in accumulated deficit and AOCI, which is reflected within cumulative-effect adjustment in the consolidated statements of stockholders’ equity for the year ended December 31, 2018.

Initial Recognition

The Company recognizes its derivative instruments as assets or liabilities at fair value in the consolidated balance sheets unless they qualify for certain exceptions, including the normal purchases and normal sales exception. Accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated as part of a hedging relationship and the type of hedging relationship.

Derivatives that qualify and are designated for hedge accounting are classified as either hedges of the variability of expected future cash flows to be received or paid related to a recognized asset or liability (cash flow hedges) or hedges of the exposure to foreign currency of a net investment in a foreign operation (net investment hedges).

The Company also uses derivative contracts outside the hedging program to manage foreign currency risk associated with intercompany loans.

Subsequent Measurement

The change in fair value of components included in the effectiveness assessment of derivative instruments designated as cash flow hedges is recognized as a component of OCI and reclassified into earnings in the period that the hedged transaction affects earnings. The change in fair value of components included in the effectiveness assessment of foreign currency contracts designated as net investment hedges is recorded in cumulative translation adjustments within AOCI and reclassified into earnings when the foreign operation is sold or substantially liquidated.

The change in fair value of derivative contracts intended to serve as economic hedges that are not designated as hedging instruments is reported as a component of earnings in the consolidated statements of operations.

Cash flows from derivative instruments designated as net investment hedges and non-designated derivatives used to manage foreign currency risks associated with intercompany loans are classified as investing activities in the consolidated statements of cash flows. Cash flows from all other derivative instruments are classified as operating activities in the consolidated statements of cash flows.

Fair Value Measurements

The Company performs fair value measurements defined as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at their fair values, the Company considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the assets or liabilities, such as inherent risk, transfer restrictions and risk of nonperformance.

In determining fair value measurements, the Company maximizes the use of observable inputs and minimizes the use of unobservable inputs. Assets and liabilities are categorized within a fair value hierarchy based upon the lowest level of input that is significant to the fair value measurement:

•                  Level 1: Quoted prices in active markets for identical assets or liabilities;

•                  Level 2: Inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•                  Level 3: Unobservable inputs that are supported by little or no market activity and that are significant to the fair values of the assets or liabilities.

The Company maintains various financial instruments recorded at cost in the consolidated balance sheets that are not required to be recorded at fair value. For cash and cash equivalents, restricted cash, accounts receivable, prepaid expenses and other current assets, accounts payable and accrued expenses and other current liabilities and due to affiliates, net, the carrying amount approximates fair value because of the short-term maturity of the instruments. See Note 13. Fair Value of Financial Instruments for disclosures related to the fair value of the Company’s derivative instruments and long-term debt.

Foreign Currency

The Company’s reporting currency is the U.S. dollar. Certain of the Company’s subsidiaries maintain their records in local currencies other than the U.S. dollar, which are their functional currencies. When a subsidiary’s local currency is considered its functional currency, the Company translates its assets and liabilities to U.S. dollars using exchange rates in effect at date of the financial statements and its revenue and expense accounts to U.S. dollars at average exchange rates for the period. Cumulative translation adjustments are reported in AOCI in stockholders’ equity. Cumulative translation adjustments are reclassified from AOCI to earnings only when realized upon sale or upon complete or substantially complete liquidation of an investment in a foreign subsidiary. Transaction gains and losses and changes in fair value of the Company’s foreign exchange derivative contracts not accounted for under hedge accounting are included in results of operations as recognized. (Gain) loss on foreign currency exchange, net was $(11.0) million, $(6.1) million and $13.0 million during the years ended December 31, 2018, 2017 and 2016, respectively, as reported in the consolidated statements of operations.

Business Combinations

The Company accounts for its business combinations by recognizing in the financial statements the identifiable assets acquired, the liabilities assumed and any non-controlling interests in the acquiree at fair value at the acquisition date. The Company also recognizes and measures the goodwill acquired or a gain from a bargain purchase in the business combination and determines what information to disclose to enable users of an entity’s financial statements to evaluate the nature and financial effects of the business combination. In addition, acquisition costs related to business combinations are expensed as incurred.

When the Company acquires renewable energy facilities, the purchase price is allocated to (i) the acquired tangible assets and liabilities assumed, primarily consisting of land, plant and long-term debt, (ii) the identified intangible assets and liabilities, primarily consisting of the value of favorable and unfavorable rate PPAs, REC agreements, the concessions and licensing contracts and in-place value of market rate PPAs, (iii) non-controlling interests, and (iv) other working capital items based in each case on their fair values. The excess of the purchase price over the estimated fair value of net assets acquired is recorded as goodwill.

The Company generally uses independent appraisers to assist with the estimates and methodologies used such as a replacement cost approach, or an income approach or excess earnings approach. Factors considered by the Company in its analysis include considering current market conditions and costs to construct similar facilities. The Company also considers information obtained about each facility as a result of its pre-acquisition due diligence in estimating the fair value of the tangible and intangible assets and liabilities acquired or assumed. In estimating the fair value the Company also establishes estimates of energy production, current in-place and market power purchase rates, tax credit arrangements and operating and maintenance costs. A change in any of the assumptions above, which are subjective, could have a significant impact on the results of operations.

The allocation of the purchase price directly affects the following items in the consolidated financial statements:

•                  The amount of purchase price allocated to the various tangible and intangible assets, liabilities and non-controlling interests on the balance sheet;

•                  The amounts allocated to the value of favorable and unfavorable rate PPAs and REC agreements are amortized to revenue over the remaining non-cancelable terms of the respective arrangement. The amounts allocated to all other tangible assets and intangibles are amortized to depreciation or amortization expense, with the exception of favorable and unfavorable rate land leases and unfavorable rate O&M contracts which are amortized to cost of operations; and

•                  The period of time over which tangible and intangible assets and liabilities are depreciated or amortized varies, and thus, changes in the amounts allocated to these assets and liabilities will have a direct impact on the Company’s results of operations.

Assets Held for Sale

The Company records assets held for sale at the lower of the carrying value or fair value less costs to sell. The following criteria are used to determine if property is held for sale: (i) management has the authority and commits to a plan to sell the property; (ii) the property is available for immediate sale in its present condition; (iii) there is an active program to locate a buyer and the plan to sell the property has been initiated; (iv) the sale of the property is probable within one year; (v) the property is being actively marketed at a reasonable price relative to its current fair value; and (vi) it is unlikely that the plan to sell will be withdrawn or that significant changes to the plan will be made.

In determining the fair value of the assets less costs to sell, the Company considers factors including current sales prices for comparable assets in the region, recent market analysis studies, appraisals and any recent legitimate offers. If the estimated fair value less costs to sell of an asset is less than its current carrying value, the asset is written down to its estimated fair value less costs to sell. Due to uncertainties in the estimation process, it is reasonably possible that actual results could differ from the estimates used in the Company’s historical analysis. The Company’s assumptions about project sale prices require significant judgment because the current market is highly sensitive to changes in economic conditions. The Company estimates the fair values of assets held for sale based on current market conditions and assumptions made by management, which may differ from actual results and may result in additional impairments if market conditions deteriorate.

When assets are classified as held for sale, the Company does not record depreciation or amortization for the respective renewable energy facilities or intangibles.

At December 31, 2018, there were no assets held for sale.

Stock-Based Compensation

Stock-based compensation expense for all share-based payment awards to employees who provide services to the Company is based on the estimated grant-date fair value. The Company recognizes these compensation costs on a straight-line basis over the requisite service period of the award, which is generally the award vesting term. For ratable awards, the Company recognizes compensation costs for all grants on a straight-line basis over the requisite service period of the entire award. The Company recognizes the effect of forfeitures in compensation cost when they occur.

Deferred Compensation Plan

The Company sponsors a retirement saving plan that qualifies as a deferred compensation plan under Section 401(k) of the Internal Revenue Code. Eligible U.S. employees may elect to defer a percentage of their qualified compensation for income tax purposes through payroll deductions and the Company matches a percentage of the contributions based on employees’ elective deferrals. The Company’s total matching contribution expense under the arrangement was $0.6 million, $0.5 million, $0.5 million for the years ended December 31, 2018, 2017 and 2016, respectively.

Restructuring

The Company accounts for restructuring costs in accordance with ASC 712 and ASC 420, as applicable. In connection with the consummation of the Merger and the relocation of the Company’s headquarters to New York, New York, the Company announced a restructuring plan that went into effect upon the closing of the Merger. The Company recognized $3.7 million of severance and transition bonus costs related to this restructuring within general and administrative expenses in the consolidated statements of operations for the years ended December 31, 2018 and 2017. Severance and transition bonus payments were $5.5 million and $1.0 million during the years ended December 31, 2018 and 2017.

Recently Adopted Accounting Standards - Additional Guidance Adopted in 2018

In addition to the adoption of Topic 606, ASU No. 2017-12 and ASU No. 2018-02 mentioned above, the Company adopted the following standards during the year ended December 31, 2018:

In August 2016, the FASB issued ASU No. 2016-15, Statements of Cash Flows (Topic 230), Classification of Certain Cash Receipts and Cash Payments. The amendments of ASU No. 2016-15 were issued to address eight specific cash flow issues for which stakeholders have indicated to the FASB that a diversity in practice existed in how entities were presenting and classifying these items in the statements of cash flows. The issues addressed by ASU No. 2016-15 include but are not limited to the classification of debt prepayment and debt extinguishment costs, payments made for contingent consideration for a business combination, proceeds from the settlement of insurance proceeds, distributions received from equity method investees and separately identifiable cash flows and the application of the predominance principle. The adoption of ASU No. 2016-15 is required to be applied retrospectively. The Company adopted ASU No. 2016-15 as of January 1, 2018, which did not result in any material adjustments to the Company’s consolidated statements of cash flows.

In October 2016, the FASB issued ASU No. 2016-16, Income Taxes (Topic 740), Intra-Entity Transfers of Assets Other Than Inventory. The amendments of ASU No. 2016-16 were issued to improve the accounting for the income tax consequences of intra-entity transfers of assets other than inventory. Previous GAAP prohibited the recognition of current and deferred income taxes for an intra-entity asset transfer until the asset had been sold to an outside party which resulted in diversity in practice and increased complexity within financial reporting. The amendments of ASU No. 2016-16 require an entity to recognize the income tax consequences of an intra-entity transfer of an asset other than inventory when the transfer occurs and do not require new disclosure requirements. The adoption of ASU No. 2016-16 should be applied on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. The adoption of ASU No. 2016-16 as of January 1, 2018 did not have an impact on the Company’s consolidated financial statements.

In January 2017, the FASB issued ASU No. 2017-01, Business Combinations (Topic 805), Clarifying the Definition of a Business. The amendment seeks to clarify the definition of a business with the objective of adding guidance to assist entities with evaluating whether transactions should be accounted for as acquisitions (or disposals) of assets or businesses. The definition of a business affects many areas of accounting including acquisitions, disposals, goodwill and consolidation. The amendments are required to be applied prospectively on or after the effective dates. Accordingly, the Company’s adoption of ASU No. 2017-01 as of January 1, 2018 did not have an impact on the Company’s historical financial statements. Based on the Company’s evaluation of the new guidance, the Company determined that the acquisition of Saeta on June 12, 2018 qualified to be accounted for as an acquisition of a business and the acquisition of a total of 13 megawatt (“MW”) portfolios of operating solar assets located in California, New Jersey, Massachusetts and Southern Spain in 2018 qualified to be accounted for as acquisitions of assets. See Note 4. Acquisitions and Dispositions for further discussion of the Saeta acquisition.

In January 2017, the FASB issued ASU No. 2017-04, Intangibles - Goodwill and Other (Topic 350), Simplifying the Test for Goodwill Impairment. The amendment simplifies the accounting for goodwill impairment by removing Step 2 of the current test, which requires calculation of a hypothetical purchase price allocation. Under the revised guidance, goodwill impairment is measured as the amount by which a reporting unit’s carrying value exceeds its fair value, not to exceed the carrying amount of goodwill (currently Step 1 of the two-step impairment test). Entities will continue to have the option to perform a qualitative assessment to determine if a quantitative impairment test is necessary. The standard is effective January 1, 2020, with early adoption permitted, and must be adopted on a prospective basis. The Company adopted this new guidance in connection with its annual goodwill impairment test performed on December 1, 2018.

In February 2017, the FASB issued ASU No. 2017-05, Other Income - Gains and Losses from the Derecognition of Nonfinancial Assets (Subtopic 610-20): Clarifying the Scope of Asset Derecognition Guidance and Accounting for Partial Sales of Nonfinancial Assets. This ASU is meant to clarify the scope of ASC Subtopic 610-20, Other Income - Gains and Losses from the Derecognition of Nonfinancial Assets and to add guidance for partial sales of nonfinancial assets. ASU No. 2017-05 is to be applied using a full retrospective method or a modified retrospective method as outlined in the guidance. The adoption of ASU No. 2017-05 as of January 1, 2018 did not have an impact on the Company’s consolidated financial statements.

In May 2017, the FASB issued ASU No. 2017-09, Compensation - Stock Compensation (Topic 718): Scope of Modification Accounting. The amendment clarifies when changes to the terms or conditions of a share-based payment award must be accounted for as a modification. The new guidance is expected to reduce diversity in practice and result in fewer changes to the terms of an award being accounted for as a modification. Changes to the terms or conditions of a share-based payment award that do not impact the fair value of the award, vesting conditions and the classification as an equity or liability instrument will not need to be assessed under modification accounting. The amendments in this update should be applied prospectively to an award modified on or after the adoption date. Accordingly, the Company’s adoption of ASU No. 2017-09 as of January 1, 2018 did not have an impact on the Company’s historical financial statements. The Company did not change the terms or conditions of any unvested share-based payment awards outstanding during the year ended December 31, 2018, but will apply the impact of this standard in the future should it change the terms or conditions of any share-based payment awards.

In February 2018, the FASB issued ASU No. 2018-03, Technical Corrections and Improvements to Financial Instruments - Overall (Subtopic 825-10): Recognition and Measurement of Financial Assets and Financial Liabilities. This ASU amends and supersedes various paragraphs that contain SEC guidance in ASC 320, Investments - Debt Securities and ASC 980, Regulated Operations. ASU No. 2018-03 is effective for public business entities for fiscal years beginning after December 15, 2017 and interim periods within those fiscal years beginning after June 15, 2018. Public business entities with fiscal years beginning between December 15, 2017 and June 15, 2018 are not required to adopt these amendments until the interim period beginning after June 15, 2018. The adoption of ASU No. 2018-03 as of July 1, 2018 did not have an impact on the Company’s consolidated financial statements.

In March 2018, the FASB issued ASU No. 2018-05, Income Taxes (Topic 740) — Amendments to SEC Paragraphs Pursuant to SEC Staff Accounting Bulletin No. 118. The ASU added seven paragraphs to ASC 740, Income Taxes, that contain SEC guidance related to the application of U.S. GAAP when preparing an initial accounting of the income tax effects of the Tax Act which, among other things, allows for a measurement period not to exceed one year for companies to finalize the provisional amounts recorded as of December 31, 2017. The ASU was effective upon issuance. See Note 11. Income Taxes and Note 17. Non-Controlling Interests for disclosures on the Company’s accounting for the Tax Act.

Recently Issued Accounting Standards Not Yet Adopted

In February 2016, the FASB issued ASU No. 2016-02, Leases (Topic 842), which primarily changes the lessee’s accounting for operating leases by requiring recognition of lease right-of-use assets and lease liabilities. In July 2018, the FASB issued ASU No. 2018-11, Leases (Topic 842), Targeted Improvements, which amended the standard to give entities another option to apply the requirements of the standard in the period of adoption (January 1, 2019) or Effective Date Method. The Company adopted the new accounting guidance on January 1, 2019 using the Effective Date Method of adoption.

The Company has made the following elections provided under the standard:

•                  Package of practical expedients that permits the Company to retain its existing lease assessment and classification;

•                  Practical expedient that allows the Company to not evaluate existing and expired land easements;

•                  Practical expedient to not separate non-lease components in power purchase agreement in which the Company is the lessor in providing energy, capacity, and incentive products for a bundled fixed rate; and

•                  The Company elected not to apply the recognition requirements for short-term operating leases, defined as a term of 12-months or less from the commencement date.

The Company has evaluated the impact of Topic 842 as it relates to operating leases for land, buildings, and equipment for which it is the lessee and reviewed its existing contracts for embedded leases. The Company is continuing the analysis of the contractual arrangements that may qualify as leases under the new standard and expects the most significant impact will be the recognition of the right-of-use assets and lease liabilities for renewable energy facilities. The analysis and evaluation of the new standard will continue through the effective date in the first quarter of 2019. The Company is in the process of implementing a new lease accounting information system to assist with the tracking and accounting for leases. The Company must complete its analysis of contractual arrangements, quantify all impacts of this new guidance, and evaluate related disclosures. The Company must also implement any necessary changes/modifications to processes, accounting systems, and internal controls.

The Company adopted the guidance as of January 1, 2019, using the transition method that allows the Company to initially apply Topic 842 as of January 1, 2019 and recognize a cumulative-effect adjustment to the opening balance of accumulated deficit in the period of adoption. The Company does not expect to recognize a material adjustment to accumulated deficit upon adoption.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework —Changes to the Disclosure Requirements for Fair Value Measurement. This ASU removes some disclosure requirements, modifies others, and adds some new disclosure requirements. The guidance is effective January 1, 2020, with early adoption permitted. The Company is currently evaluating the effect of the new guidance on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-15, Intangibles - Goodwill and Other - Internal-Use Software (Subtopic 350-40) Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. This ASU amends the definition of a hosting arrangement and requires a customer in a cloud computing arrangement that is a service contract to follow the internal use software guidance in ASC 350-402 to determine which implementation costs to capitalize as assets. Capitalized implementation costs are amortized over the term of the hosting arrangement, beginning when the module or component of the hosting arrangement is ready for its intended use. The guidance is effective January 1, 2020, with early adoption permitted. The Company is currently evaluating the effect of the new guidance on its consolidated financial statements.

In October 2018, the FASB issued ASU No. 2018-16, Derivatives and Hedging (Topic 815): Inclusion of the Secured Overnight Financing Rate (“SOFR”) Overnight Index Swap (“OIS”) Rate as a Benchmark Interest Rate for Hedge Accounting Purposes. This ASU expands the list of U.S. benchmark interest rates permitted in the application of hedge accounting by adding the SOFR as a permissible U.S. benchmark rate. The new amendments are effective for fiscal years beginning after

December 15, 2019, and interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the effect of the new guidance on its consolidated financial statements for any future application of hedge accounting involving SOFR as a benchmark interest rate.

In October 2018, the FASB issued ASU No. 2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities. The amendments in this ASU require reporting entities to consider indirect interests held through related parties under common control for determining whether fees paid to decision makers and service provider are variable interests. These indirect interests should be considered on a proportional basis rather than as the equivalent of a direct interest in its entirety (as currently required in U.S. GAAP). The guidance is effective January 1, 2020, with early adoption permitted. Entities are required to apply the amendments in this guidance retrospectively with a cumulative-effect adjustment to retained earnings at the beginning of the earliest period presented. The Company is currently evaluating the effect of the new guidance on its consolidated financial statements.

3. REVENUE

As discussed in Note 2. Summary of Significant Accounting Policies, on January 1, 2018, the Company adopted Topic 606. The following tables present revenue disaggregated by segment and major product for the year ended December 31, 2018, and provide a reconciliation of the adoption impact of Topic 606 on the consolidated statements of operations for the year ended December 31, 2018, and consolidated balance sheets as of December 31, 2018. There was no net impact on net cash provided by operating activities in the consolidated statements of cash flows for the year ended December 31, 2018 resulting from the adoption of Topic 606.

Topic 606 Adoption Impact on Consolidated Statements of Operations

	Year Ended December 31, 2018
	As Reported				Adjustments		Amounts excluding Topic 606 Adoption
(In thousands)	Solar	Wind	Regulated Solar and Wind	Total	REC Sales	ITC Sales
PPA rental income	$198,610	$192,324	$—	$390,934	$—	$—	$390,934
Commodity derivatives	—	46,287	—	46,287	—	—	46,287
PPA and market energy revenue	39,566	54,998	58,742	153,306	—	—	153,306
Capacity revenue from remuneration programs[1]	—	—	108,242	108,242	—	—	108,242
Amortization of favorable and unfavorable rate revenue contracts, net	(9,743)	(29,024)	—	(38,767)	—	—	(38,767)
Energy revenue	228,433	264,585	166,984	660,002	—	—	660,002
Incentive revenue	70,533	16,364	19,671	106,568	(3,673)	16,315	119,210
Operating revenues, net	298,966	280,949	186,655	766,570	(3,673)	16,315	779,212
Depreciation, accretion and amortization expense				341,837	—	—	341,837
Impairment of renewable energy facilities				15,240	—	—	15,240
Operating costs and expenses				339,514	—	—	339,514
Operating income				69,979	(3,673)	16,315	82,621
Interest expense, net				249,211	—	—	249,211
Other expenses, net				(13,615)	—	—	(13,615)
Loss before income tax expense				(165,617)	(3,673)	16,315	(152,975)
Income tax benefit				(12,290)	—	—	(12,290)
Net loss				$(153,327)	$(3,673)	$16,315	$(140,685)

(1)         Represents the return related to the Company’s investments associated with its renewable energy facilities in Spain, as discussed in “Regulated solar and wind revenue” in Note 2. Summary of Significant Accounting Policies.

Topic 606 Adoption Impact on the Consolidated Balance Sheet

	As of December 31, 2018
				Amounts excluding
(In thousands)	As Reported	Adjustments		Topic 606
		REC Sales	ITC Sales	Adoption
Accounts receivable, net	$145,161	$21,603	$—	$166,764
Other current assets	356,024	—	—	356,024
Total current assets	501,185	21,603	—	522,788
Non-current assets	8,829,169	—	—	8,829,169
Total assets	$9,330,354	$21,603	$—	$9,351,957

Deferred revenue	$1,626	$—	$16,310	$17,936
Other current liabilities	686,656	—	—	686,656
Total current liabilities	688,282	—	16,310	704,592
Deferred revenue, less current portion	12,090	—	8,272	20,362
Other non-current liabilities	5,861,565	—	—	5,861,565
Total liabilities	6,561,937	—	24,582	6,586,519
Redeemable non-controlling interests and total stockholders’ equity	2,768,417	21,603	(24,582)	2,765,438
Total liabilities, redeemable non-controlling interests and stockholders’ equity	$9,330,354	$21,603	$—	$9,351,957

4. ACQUISITIONS AND DISPOSITIONS

Saeta Acquisition

On February 7, 2018, the Company announced that it intended to launch a voluntary tender offer (the “Tender Offer”) to acquire 100% of the outstanding shares of Saeta, a Spanish renewable power company with then 1,028 MW of wind and solar facilities (approximately 250 MW of solar and 778 MW of wind) located primarily in Spain. The Tender Offer was for €12.20 in cash per share of Saeta. On June 8, 2018, the Company announced that Spain’s National Securities Market Commission confirmed an over 95% acceptance of shares of Saeta in the Tender Offer (the “Tendered Shares”). On June 12, 2018, the Company completed the acquisition of the Tendered Shares for total aggregate consideration of $1.12 billion and the assumption of $1.91 billion of project-level debt. Having acquired 95.28% of the shares of Saeta, the Company then pursued a statutory squeeze out procedure under Spanish law to procure the remaining approximately 4.72% of the shares of Saeta for $54.6 million.

The Company funded the $1.12 billion purchase price of the Tendered Shares with $650.0 million of proceeds from the private placement of its Class A common stock to Orion Holdings and BBHC Orion Holco L.P. as discussed in Note 14. Stockholders’ Equity, along with approximately $471 million from its existing liquidity, including (i) the proceeds of a $30.0 million draw on its Sponsor Line (as defined in Note 10. Long-term Debt), (ii) a $359.0 million as part of a draw on the Company’s Revolver (as defined in Note 10. Long-term Debt), and (iii) approximately $82 million of cash on hand. The Company funded the purchase of the remaining approximately 4.72% non-controlling interest in Saeta using $54.6 million of the total proceeds from an additional draw on its Sponsor Line.

As discussed in Note 2. Summary of Significant Accounting Policies, the Company accounted for the acquisition of Saeta under the acquisition method of accounting for business combinations. The final accounting for the Saeta acquisition has not been completed because the evaluation necessary to assess the fair values of acquired assets and assumed liabilities is still in process. The preliminary allocation of the acquisition-date fair values of assets, liabilities and redeemable non-controlling interests pertaining to this business combination as of December 31, 2018 and changes from prior quarter were as follows:

(In thousands)	Saeta as of June 12, 2018 reported at June 30, 2018	Adjustments	Saeta as of June 12, 2018 reported at December 31, 2018
Renewable energy facilities in service	$1,988,993	$4,527	$1,993,520
Accounts receivable	90,555	788	91,343
Intangible assets	992,883	41,293	1,034,176
Goodwill	115,381	7,725	123,106
Other assets	44,190	(788)	43,402
Total assets acquired	3,232,002	53,545	3,285,547
Accounts payable, accrued expenses and other current liabilities	92,965	67	93,032
Long-term debt, including current portion	1,906,831	—	1,906,831
Deferred income taxes	174,080	(2,707)	171,373
Asset retirement obligations	11,454	56,252	67,706
Derivative liabilities[1]	137,002	—	137,002
Other long-term liabilities	23,069	(67)	23,002
Total liabilities assumed	2,345,401	53,545	2,398,946
Redeemable non-controlling interests[2]	55,117	—	55,117
Purchase price, net of cash and restricted cash acquired[3]	$831,484	$—	$831,484

(1)         Derivative liabilities are included within other liabilities in the consolidated balance sheets.

(2)         The fair value of the non-controlling interest was determined using a market approach using a quoted price for the instrument. As discussed above, the Company acquired the remaining shares of Saeta pursuant to a statutory squeeze out procedure under Spanish law, which closed on July 2, 2018. The quoted price for the purchase of the non-controlling interest is the best indicator of fair value and was supported by a discounted cash flow technique.

(3)         The Company acquired cash and cash equivalents of $187.2 million and restricted cash of $95.1 million as of the acquisition date.

The acquired non-financial assets primarily represent estimates of the fair value of acquired renewable energy facilities and intangible assets from concession and license agreements using the cost and income approach. Key inputs used to estimate fair value included forecasted power pricing, operational data, asset useful lives, and a discount rate factor reflecting current market conditions at the time of the acquisition. These significant inputs are not observable in the market and thus represent Level 3 measurements (as defined in Note 13. Fair Value of Financial Instruments). Refer below for additional disclosures related to the acquired finite-lived intangible assets.

The excess of the purchase price over the estimated fair value of the net assets acquired was recorded as goodwill. As of the date of these financial statements, the analysis of the fair values of renewable energy facilities, intangible assets, asset retirement obligations, long-term debt and deferred income taxes have yet to be completed. The additional information needed by the Company to finalize the measurement of these provisional amounts include the assessment of the estimated removal costs and salvage values of renewable energy facilities, credit spreads of non-recourse project debt and additional information related to the renewable energy tariff system in certain markets. The provisional amounts for this business combination are subject to revision until these evaluations are completed.

The results of operations of Saeta are included in the Company’s consolidated results since the date of acquisition. The operating revenues and net income of Saeta reflected in the consolidated statements of operations for the year ended December 31, 2018 were $221.2 million and $38.2 million, respectively.

Intangibles at Acquisition Date

The following table summarizes the estimated fair value and weighted average amortization period of acquired intangible assets as of the acquisition date for Saeta. The Company attributed intangible asset value to concessions and license agreements in-place from solar and wind facilities. These intangible assets are amortized on a straight-line basis over the estimated remaining useful life of the facility from the Company’s acquisition date.

	Saeta as of June 12, 2018
	Fair Value (In thousands)	Weighted Average Amortization Period (In years)[1]
Intangible assets - concession and licensing contracts	1,034,176	15 years

(1)         For purposes of this disclosure, the weighted average amortization period is determined based on a weighting of the individual intangible fair values against the total fair value for each major intangible asset and liability class.

Unaudited Pro Forma Supplementary Data

The unaudited pro forma supplementary data presented in the table below shows the effect of the Saeta acquisition, as if the transaction had occurred on January 1, 2017. The pro forma net loss includes interest expense related to incremental borrowings used to finance the transaction and adjustments to depreciation and amortization expense for the valuation of renewable energy facilities and intangible assets. The pro forma net loss for the year ended December 31, 2018, excludes the impact of acquisition related costs disclosed below. The unaudited pro forma supplementary data is provided for informational purposes only and should not be construed to be indicative of the Company’s results of operations had the acquisition been consummated on the date assumed or of the Company’s results of operations for any future date.

	Year Ended December 31,
(In thousands)	2018	2017
Total operating revenues, net	$950,992	$986,081
Net loss	(143,903)	(210,427)

Acquisition Costs

Acquisition costs incurred by the Company for the year ended December 31, 2018, were $14.6 million. Costs related to affiliates included in these balances were $6.9 million. There were no acquisition costs incurred by the Company for the year ended December 31, 2017. These costs are reflected as acquisition costs and acquisition costs - affiliate (see Note 19. Related Parties) in the consolidated statements of operations and are excluded from the unaudited pro forma net loss amount disclosed above.

U.K. Portfolio Sale

On May 11, 2017, the Company announced that TerraForm Power Operating, LLC (“Terra Operating LLC”) completed its sale of substantially all of its portfolio of solar power plants located in the United Kingdom (24 operating projects representing an aggregate 365.0 MW, the “U.K. Portfolio”) to Vortex Solar UK Limited, a renewable energy platform managed by the private equity arm of EFG Hermes, an investment bank. Terra Operating LLC received approximately $214.1 million of proceeds from the sale, which was net of transaction expenses of $3.9 million and distributions taken from the U.K. Portfolio after announcement and before closing of the sale. The Company also disposed of $14.8 million of cash and cash equivalents and $21.8 million of restricted cash as a result of the sale. The proceeds were used for the reduction of the Company’s indebtedness (a $30.0 million prepayment for a non-recourse portfolio term loan and the remainder was applied towards revolving loans outstanding under its senior secured corporate-level revolving credit facility). The sale also resulted in a reduction in the Company’s non-recourse project debt by approximately £301 million British pounds sterling at the U.K. Portfolio level. The Company recognized a gain on the sale of $37.1 million, which is reflected within gain on sale of renewable energy facilities in the consolidated statements of operations for the year ended December 31, 2017. The Company has retained one 11.1 MW solar project in the United Kingdom.

Residential Portfolio Sale

In 2017, the Company closed on the sale of 100% of the membership interests of Enfinity Colorado DHA 1, LLC, a Colorado limited liability company that owns and operates 2.5 MW of solar installations situated on the roof of public housing units located in Colorado and owned by the Denver Housing Authority, and 100% of the membership interests of TerraForm Resi Solar Manager, LLC, a subsidiary of the Company that owns and operates 8.9 MW of rooftop solar installations, to Greenbacker Residential Solar II, LLC. The Company received proceeds of $7.1 million during 2017 as a result of the sale of these companies and also disposed of $0.6 million of cash and cash equivalents and $0.8 million of restricted cash. There was no additional loss recognized during 2017 as a result of these sales.

Acquisitions of Renewable Energy Facilities from SunEdison

The following tables summarize the renewable energy facilities acquired by the Company from SunEdison through a series of transactions during the year ended December 31, 2016. There were no renewable energy facilities acquired from SunEdison during the year ended December 31, 2018 and December 31, 2017. As TerraForm Power was a controlled affiliate of SunEdison during 2016, the assets and liabilities transferred to the Company from SunEdison related to interests under common control with SunEdison, and accordingly, were recorded at historical cost. The difference between the cash purchase price and historical cost of the net assets acquired was recorded as a contribution or distribution from SunEdison, as applicable, upon final funding of the acquisition.

			Year Ended December 31, 2016			As of December 31, 2016
Facility Category	Type	Location	Nameplate Capacity (MW)	Number of Sites	Cash Paid[1]	Cash Due to SunEdison[2]	Debt Assumed	Debt Transferred[3]
Distributed Generation	Solar	U.S.	1.2	3	$2,750	$—	$—	$—
Utility	Solar	U.S.	18.0	1	36,231	—	—	—
Total			19.2	4	$38,981	$—	$—	$—

(1)         Represents the total amount paid to SunEdison. Excludes aggregated tax equity partner payments of $1.6 million to SunEdison.

(2)         All amounts were paid to SunEdison for these renewable energy facilities as of December 31, 2016.

(3)         $16.7 million of construction debt existed for one of the renewable energy facilities as of the acquisition date. This debt was fully repaid by SunEdison during the third quarter of 2016 using cash proceeds paid by the Company to SunEdison for the acquisition of the facility.

5. RENEWABLE ENERGY FACILITIES

Renewable energy facilities, net consists of the following:

	As of December 31,
(In thousands)	2018	2017
Renewable energy facilities in service, at cost	$7,298,371	$5,378,462
Less accumulated depreciation - renewable energy facilities	(833,844)	(578,474)
Renewable energy facilities in service, net	6,464,527	4,799,988
Construction in progress - renewable energy facilities	5,499	1,937
Total renewable energy facilities, net	$6,470,026	$4,801,925

Depreciation expense related to renewable energy facilities was $270.4 million, $212.6 million and $209.2 million for the years ended December 31, 2018, 2017 and 2016, respectively.

Construction in progress amounts include capitalized interest costs and amortization of deferred financing costs incurred during the asset’s construction period when funds are borrowed to finance construction, which totaled $0.2 million and $1.6 million during the years ended December 31, 2018 and 2016, respectively. There was no capitalization of interest costs or deferred financing cost amortization for the year ended December 31, 2017.

Impairment Charges

The Company reviews long-lived assets that are held and used for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. The Company currently has a REC sales agreement with a customer expiring December 31, 2021 that is significant to an operating project within the Enfinity solar distributed generation portfolio, and on March 31, 2018, this customer filed for protection under Chapter 11 of the U.S. Bankruptcy Code. The potential replacement of this contract would likely result in a significant decrease in expected revenues for this operating project. The Company’s analysis indicated that the bankruptcy filing was a triggering event to perform an impairment evaluation, and the carrying amount of $19.5 million as of March 31, 2018 was no longer considered recoverable based on an undiscounted cash flow forecast. The Company estimated the fair value of the operating project at $4.3 million as of March 31, 2018 and recognized an impairment charge of $15.2 million equal to the difference between the carrying amount and the estimated fair value, which is reflected within impairment of renewable energy facilities in the consolidated statements of operations for the year ended December 31, 2018. The Company used an income approach methodology of valuation to determine fair value by applying a discounted cash flow method to the forecasted cash flows of the operating project, which was categorized as a Level 3 fair value measurement due to the significance of unobservable inputs. Key estimates used in the income approach included forecasted power and incentive prices, customer renewal rates, operating and maintenance costs and the discount rate.

The Company sold its remaining 0.3 MW of residential assets (that were not classified as held for sale as of December 31, 2016) during the third quarter of 2017. These assets did not meet the criteria for held for sale classification as of June 30, 2017 but the Company determined that certain impairment indicators were present and as a result recognized an impairment charge of $1.4 million within impairment of renewable energy facilities in the consolidated statements of operations for the year ended December 31, 2017.

6. ASSET RETIREMENT OBLIGATIONS

The activity on asset retirement obligations for the years ended December 31, 2018, 2017 and 2016 was as follows:

	Year Ended December 31,
(In thousands)	2018	2017	2016
Balance as of the beginning of the year	$154,515	$148,575	$215,146
Additional obligations from renewable energy facilities achieving commercial operation	—	—	2,132
Revisions in estimates for current obligations[1]	—	—	(7,920)
Adjustment related to change in accretion period[2,3]	(15,734)	—	(22,204)
Assumed through acquisition	68,441	—	136
Accretion expense	6,866	8,578	8,992
Reclassification to non-current liabilities related to assets held for sale	—	—	(39,850)
Other	843	(3,238)	—
Currency translation adjustments	(2,274)	600	(7,857)
Balance as of the end of the year	$212,657	$154,515	$148,575

(1)         Effective December 31, 2016, the Company revised its original estimates of the costs and related amount of cash flows for certain of its asset retirement obligations.

(2)         During the fourth quarter of 2016, the Company revised the accretion period for its asset retirement obligations from the term of the related PPA agreement to the remaining useful life of the corresponding renewable energy facility, consistent with the period over which depreciation expense is recorded on the corresponding asset retirement cost recognized within renewable energy facilities and with its estimate of the future timing of settlement.

(3)         During the fourth quarter of 2018, the Company revised the accretion period related to its wind projects and determined that these obligations should be accreted to expected future value over the remaining useful life of the of the corresponding components of the renewable energy facilities rather than the expected weighted-average life of the assets, consistent with the depreciation expense that is recorded on the asset retirement cost recognized within renewable energy facilities and using its estimate of the future timing of settlement. This change resulted in a $15.7 million reduction in the Company’s asset retirement obligations and corresponding renewable energy facility carrying amounts as of December 31, 2018. The Company also recorded an adjustment during the fourth quarter of 2018 to reduce previously reported accretion and depreciation expense by $6.3 million as a result of this change.

The Company did not have any assets that were legally restricted for the purpose of settling the Company’s asset retirement obligations as of December 31, 2018, 2017 and 2016.

7. GOODWILL

Goodwill as of December 31, 2018 was $120.6 million and represents the excess of the consideration transferred over the fair values of assets acquired and liabilities assumed from Saeta and reflects the future economic benefits arising from other assets acquired that could not be individually identified and separately recognized. The goodwill balance is not deductible for income tax purposes.

The following table presents the activity of the goodwill balance for the years ended December 31, 2018, 2017 and 2016:

(In thousands)	Goodwill
Balance as of December 31, 2015	$55,874
Impairment[1]	(55,874)
Balance as of December 31, 2016 and 2017	—
Goodwill resulting from the acquisition of Saeta[2]	115,381
Adjustments during the period[2]	7,726
Foreign exchange differences	(2,554)
Balance as of December 31, 2018	$120,553

(1)         The goodwill balance as of December 31, 2015 was attributable to an acquisition of solar distributed generation facilities during the year 2014 from Capital Dynamics, which provided the Company with a scalable distributed generation platform. The goodwill existed within the Company’s distributed generation reporting unit within the solar reportable segment and was not deductible for federal income tax purposes. The Company performed its annual impairment test of the carrying value of its goodwill as of December 1, 2016 and concluded that the entire balance of was fully impaired. The impairment was driven by a combination of factors, including lack of near-term growth in the operating segment. The impairment test determined there was no implied value of goodwill, which resulted in an impairment charge of $55.9 million as reflected in goodwill impairment within the consolidated statements of operations for the year ended December 31, 2016.

(2)         See Note 4. Acquisitions and Dispositions for further details.

8. INTANGIBLE ASSETS, NET

The following table presents the gross carrying amount, accumulated amortization and net book value of intangibles as of December 31, 2018:

(In thousands, except weighted average amortization period)	Weighted Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Concession and licensing contracts[1]	15 years	$1,015,824	$(36,374)	$979,450
Favorable rate revenue contracts	14 years	738,488	(166,507)	571,981
In-place value of market rate revenue contracts	18 years	532,844	(100,543)	432,301
Favorable rate land leases	16 years	15,800	(3,128)	12,672
Total intangible assets, net		$2,302,956	$(306,552)	$1,996,404

Unfavorable rate revenue contracts	6 years	$58,508	$(41,605)	$16,903
Unfavorable rate O&M contracts	1 year	5,000	(3,802)	1,198
Unfavorable rate land lease	14 years	1,000	(218)	782
Total intangible assets, net[2]		$64,508	$(45,625)	$18,883

The following table presents the gross carrying amount, accumulated amortization and net book value of intangibles as of December 31, 2017:

(In thousands, except weighted average amortization period)	Weighted Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Favorable rate revenue contracts	15 years	$718,639	$(102,543)	$616,096
In-place value of market rate revenue contracts	19 years	521,323	(73,104)	448,219
Favorable rate land leases	17 years	15,800	(2,329)	13,471
Total intangible assets, net		$1,255,762	$(177,976)	$1,077,786

Unfavorable rate revenue contracts	7 years	$35,086	$(16,030)	$19,056
Unfavorable rate O&M contracts	2 years	5,000	(2,552)	2,448
Unfavorable rate land lease	15 years	1,000	(162)	838
Total intangible liabilities, net[2]		$41,086	$(18,744)	$22,342

(1)         See Note 4. Acquisitions and Dispositions for a discussion of the intangible assets related to Saeta.

(2)         The Company’s intangible liabilities are classified within other long-term liabilities in the consolidated balance sheets.

Amortization expense related to the concession and licensing contracts acquired from Saeta is reflected in the consolidated statements of operations within depreciation, accretion and amortization expense. During the year ended December 31, 2018 amortization expense related to concession and licensing contracts was $36.4 million.

Amortization expense related to favorable rate revenue contracts is reflected in the consolidated statements of operations as a reduction of operating revenues, net. Amortization related to unfavorable rate revenue contracts is reflected in the consolidated statements of operations as an increase to operating revenues, net. During the years ended December 31, 2018, 2017 and 2016, net amortization expense related to favorable and unfavorable rate revenue contracts resulted in a reduction of operating revenues, net of $38.8 million, $39.6 million and $40.2 million, respectively.

Amortization expense related to the in-place value of market rate revenue contracts is reflected in the consolidated statements of operations within depreciation, accretion and amortization expense. During the years ended December 31, 2018, 2017 and 2016, amortization expense related to the in-place value of market rate revenue contracts was $28.2 million, $25.5 million and $25.2 million, respectively.

Amortization expense related to favorable rate land leases is reflected in the consolidated statements of operations within cost of operations. Amortization related to the unfavorable rate land lease and unfavorable rate O&M contracts is reflected in the consolidated statements of operations as a reduction of cost of operations. During the years ended December 31, 2018, 2017 and 2016, net amortization related to favorable and unfavorable rate land leases and unfavorable rate O&M contracts resulted in a $0.5 million, $0.5 million and $0.6 million reduction of cost of operations, respectively.

Over the next five years, the Company expects to recognize annual amortization on its intangibles as follows:

(In thousands)	2019	2020	2021	2022	2023
Concession and licensing contracts	$71,089	$71,089	$71,089	$71,089	$71,089
Favorable rate revenue contracts	47,384	43,984	42,251	41,021	40,263
Unfavorable rate revenue contracts	(7,678)	(2,620)	(1,379)	(1,275)	(948)
Total net amortization expense recorded to operating revenues, net	$110,795	$112,453	$111,961	$110,835	$110,404

In-place value of market rate revenue contracts	$26,019	$26,019	$26,019	$26,014	$26,009
Total amortization expense recorded to depreciation, accretion and amortization expense	$26,019	$26,019	$26,019	$26,014	$26,009

Favorable rate land leases	$799	$799	$799	$799	$799
Unfavorable rate O&M contracts	(1,198)	—	—	—	—
Unfavorable rate land lease	(56)	(56)	(56)	(56)	(56)
Total net amortization recorded to cost of operations	$(455)	$743	$743	$743	$743

9. VARIABLE INTEREST ENTITIES

The Company consolidates VIEs in renewable energy facilities when the Company is the primary beneficiary. The VIEs own and operate renewable energy facilities in order to generate contracted cash flows. The VIEs were funded through a combination of equity contributions from the owners and non-recourse, project-level debt. As a result of the Company’s sale of TerraForm Resi Solar Manager, LLC, a subsidiary of the Company that owned and operated 8.9 MW of residential rooftop solar installations, during the second quarter of 2017, the related assets and liabilities of this variable interest entity were deconsolidated (see Note 4. Acquisitions and Dispositions). No other VIEs were deconsolidated during the years ended December 31, 2018 and 2017.

The carrying amounts and classification of the consolidated VIEs’ assets and liabilities included in the Company’s consolidated balance sheets are as follows:

	As of December 31,
(In thousands)	2018	2017
Current assets	$134,057	$142,403
Non-current assets	3,909,549	4,155,558
Total assets	$4,043,606	$4,297,961
Current liabilities	$120,790	$119,021
Non-current liabilities	1,014,789	975,839
Total liabilities	$1,135,579	$1,094,860

The amounts shown in the table above exclude intercompany balances that are eliminated upon consolidation. All the assets in the table above are restricted for settlement of the VIE obligations, and all the liabilities in the table above can only be settled by using VIE resources.

10. LONG-TERM DEBT

Long-term debt consists of the following:

	As of December 31,		Interest	Interest
(In thousands, except rates)	2018	2017	Type	Rate (%)[1]		Financing Type
Corporate-level long-term debt[2]:
Senior Notes due 2023	$500,000	$500,000	Fixed	4.25		Senior notes
Senior Notes due 2025	300,000	300,000	Fixed	6.63		Senior notes
Senior Notes due 2028	700,000	700,000	Fixed	5.00		Senior notes
Revolver[3]	377,000	60,000	Variable	4.69		Revolving loan
Term Loan[4]	346,500	350,000	Variable	4.52		Term debt
Non-recourse long-term debt:
Permanent financing	3,496,370	1,616,729	Blended[5]	4.82	[6]	Term debt / Senior notes
Financing lease obligations	77,066	115,787	Imputed	5.85	[6]	Financing lease obligations
Total principal due for long-term debt and financing lease obligations	5,796,936	3,642,516		4.87	[6]
Unamortized discount, net	(15,913)	(19,027)
Deferred financing costs, net	(19,178)	(24,689)
Less current portion of long-term debt and financing lease obligations	(464,332)	(403,488)
Long-term debt and financing lease obligations, less current portion	$5,297,513	$3,195,312

(1)         As of December 31, 2018.

(2)         Outstanding corporate-level debt represents debt issued by Terra Operating LLC and guaranteed by Terra LLC and certain subsidiaries of Terra Operating LLC other than non-recourse subsidiaries as defined in the relevant debt agreements (with the exception of certain unencumbered non-recourse subsidiaries).

(3)         On February 6, 2018, Terra Operating LLC elected to increase the total borrowing capacity of its Revolver from $450.0 million, available for revolving loans and letters of credit, to $600.0 million. On October 5, 2018, Terra Operating LLC entered into an amendment to reduce the interest rate on the Revolver by 0.75% per annum. The $377.0 million does not include $99.5 million of outstanding project-level letters of credit that have been issued under the Revolver.

(4)         On May 11, 2018, the Company entered into an amendment to the Term Loan whereby the interest rate on the Term Loan was reduced by 0.75% per annum.

(5)         Includes fixed rate debt and variable rate debt. As of December 31, 2018, 39% of this balance had a fixed interest rate and the remaining 61% of this balance had a variable interest rate. The Company has entered into interest rate swap agreements to fix the interest rates of a majority of the variable rate permanent financing non-recourse debt (see Note 12. Derivatives).

(6)         Represents the weighted average interest rate as of December 31, 2018.

Corporate-level Long-term Debt

Term Loan

On November 8, 2017, Terra Operating LLC entered into a 5-year $350.0 million senior secured term loan (the “Term Loan”), which was used to repay outstanding borrowings under the Midco Portfolio Term Loan (as defined and discussed below) and $50.0 million of revolving loans outstanding under the Revolver. The Term Loan originally bore interest at a rate per annum equal to, at Terra Operating LLC’s option, either (i) a base rate plus a margin of 1.75% or (ii) a reserve adjusted Eurodollar rate plus a margin of 2.75%, and is secured and guaranteed equally and ratably with the Revolver. The Term Loan provides for voluntary prepayments, in whole or in part, subject to notice periods. There are no prepayment penalties or premiums other than customary breakage costs subsequent to the six-month anniversary of the closing date. Within the first six months following the closing date, a prepayment premium of 1.00% would apply to any principal amounts that were prepaid. On May 11, 2018, Terra Operating LLC entered into an amendment to the Term Loan whereby the interest rate on the Term Loan was reduced by 0.75% per annum. The Company recognized a $1.5 million loss on extinguishment of debt during the year ended December 31, 2018 as a result of this amendment representing write offs of certain debt financing costs. On March 8, 2019, the Company entered into interest rate swap agreements with counterparties to hedge the cash flows associated with the interest payments on the entire principal of the Term Loan, paying an average fixed rate of 2.54%. In return, the counterparties agreed to pay the variable interest payments due to the lenders until maturity.

Revolver

On October 17, 2017, Terra Operating LLC entered into a new senior secured revolving credit facility (the “Revolver”) in an initial amount of $450.0 million, available for revolving loans and letters of credit, and maturing in October 2021. All outstanding amounts originally bore interest at a rate per annum equal to, at Terra Operating LLC’s option, either (i) a base rate plus a margin ranging between 1.25% to 2.00% or (ii) a reserve adjusted Eurodollar rate plus a margin ranging between 2.25% to 3.00%. In addition to paying interest on outstanding principal under the Revolver, Terra Operating LLC is required to pay a standby fee in respect of the unutilized commitments thereunder, payable quarterly in arrears. This standby fee ranges between 0.375% and 0.50% per annum. The Revolver provides for voluntary prepayments, in whole or in part, subject to notice periods. There are no prepayment penalties or premiums other than customary breakage costs. On February 6, 2018, Terra Operating LLC entered into an amendment to increase the facility limit to $600.0 million. On October 5, 2018, Terra Operating LLC entered into an amendment to (i) reduce the interest rate by 0.75% per annum, and (ii) extend the maturity date of the Revolver to October 2023. The Revolver currently bears interest at a rate equal to, at Terra Operating LLC’s option, either (i) LIBOR plus an applicable margin ranging from 1.50% to 2.25% per annum, or (ii) a base rate plus an applicable margin ranging from 0.50% to 1.25% per annum. The Company did not incur additional debt or receive any proceeds in connection with the October 5, 2018 amendment.

Under the Revolver, each of Terra Operating LLC’s existing and subsequently acquired or organized domestic restricted subsidiaries (excluding non-recourse subsidiaries) and Terra LLC are or will become guarantors. The Revolver, each guarantee and any interest rate, currency hedging or hedging of REC obligations of Terra Operating LLC or any guarantor owed to the administrative agent, any arranger or any lender under the Revolver is secured by first priority security interests in (i) all of Terra Operating LLC’s, each guarantor’s and certain unencumbered non-recourse subsidiaries’ assets, (ii) 100% of the capital stock of each of Terra Operating LLC and its domestic restricted subsidiaries and 65% of the capital stock of Terra Operating LLC’s foreign restricted subsidiaries and (iii) all intercompany debt. The Revolver is secured equally and ratably with the Term Loan.

Senior Notes

On January 28, 2015, Terra Operating LLC issued $800.0 million of 5.875% senior notes due 2023 at an offering price of 99.214% of the principal amount. Terra Operating LLC used the net proceeds from the offering to fund a portion of the purchase price payable in the First Wind Acquisition. On June 11, 2015, Terra Operating LLC issued an additional $150.0 million of 5.875% senior notes due 2023 (collectively, with the $800.0 million initially issued, the “Old Senior Notes due 2023”). The offering price of the additional $150.0 million of notes was 101.5% of the principal amount, and Terra Operating LLC used the net proceeds from the offering to repay existing borrowings under the Company’s previous revolving credit facility.

On July 17, 2015, Terra Operating LLC issued $300.0 million of 6.125% senior notes due 2025 at an offering price of 100% of the principal amount (the “Old Senior Notes due 2025”). Terra Operating LLC used the net proceeds from the offering to fund a portion of the purchase price of the acquisition of the wind power plants from affiliates of Invenergy, LLC (“Invenergy Wind”).

During 2016 and 2017, Terra Operating LLC received certain notices of an event of default under the Old Senior Notes due 2023 and the Old Senior Notes due 2025 for failure to comply with its obligation under the respective indentures to timely file certain of the Company’s periodic financial statements, but in each case the Company filed the respective financial statements with the SEC within the grace period for delivery that still applied per the respective indentures (which was extended in one case as discussed directly below), and consequently no events of default occurred with respect to these late filings.

On August 30, 2016, the Company announced the successful completion of a consent solicitation from holders of its Old Senior Notes due 2023 and its Old Senior Notes due 2025 to obtain waivers relating to certain reporting covenants (which included an extension of the deadline for filing the Company’s 2015 Form 10-K and Form 10-Q for the first quarter of 2016) and to effectuate certain amendments under the respective indentures. Terra Operating LLC received consents from the holders of a majority of the aggregate principal amount of each series of the Old Senior Notes outstanding as of the record date and paid a consent fee to each consenting holder of $5.00 for each $1,000 principal amount of such series of the Old Senior Notes for which such holder delivered its consent. Following receipt of the requisite consents, Terra Operating LLC entered into a supplemental indenture for each series of the Old Senior Notes on August 29, 2016. Effective as of September 6, 2016, these indentures respectively permanently increased the interest rate payable on the Old Senior Notes due 2023 from 5.875% per annum to 6.375% per annum and the interest rate payable on the Old Senior Notes due 2025 from 6.125% per annum to 6.625% per annum. In addition, beginning on September 6, 2016 through and including December 6, 2016, special interest accrued on the Old Senior Notes due 2023 and the Old Senior Notes due 2025 at a rate equal to 3.0% per annum, which was payable in the same manner as regular interest payments on the first interest payment date following December 6, 2016.

On August 11, 2017, the Company announced the successful completion of another consent solicitation from holders of its Old Senior Notes due 2023 and its Old Senior Notes due 2025 to obtain a waiver of the requirement to make an offer to repurchase the Old Senior Notes issued under the respective indentures (at 101% of the applicable principal amount, plus accrued and unpaid interest) upon the occurrence of the change of control that would result from the consummation of the Merger. Terra Operating LLC received consents from the holders of a majority of the aggregate principal amount of each series of the Old Senior Notes outstanding as of the record date and paid a consent fee to each consenting holder of $1.25 per $1,000 principal amount of such series of the Old Senior Notes for which such holder delivered its consent. Upon the closing of the Merger, Terra Operating LLC also paid a success fee of $1.25 per $1,000 principal amount of each series of the Old Senior Notes for which such consenting holder delivered its consent.

On December 12, 2017, Terra Operating LLC issued $500.0 million of 4.25% senior notes due 2023 at an offering price of 100% of the principal amount (the “Senior Notes due 2023”) and $700.0 million of 5.00% senior notes due 2028 at an offering price of 100% of the principal amount (the “Senior Notes due 2028”). Terra Operating LLC used the proceeds to redeem in full its existing Senior Notes due 2023, of which $950.0 million remained outstanding, at a redemption price that included a make-whole premium of $50.7 million, plus accrued and unpaid interest, and to repay $150.0 million of revolving loans outstanding under the Revolver as described above. As a result of the extinguishment of the Company’s existing Senior Notes due 2023, the Company recognized a $72.3 million loss on extinguishment of debt during the year ended December 31, 2017, consisting of the $50.7 million make-whole premium and the write-off of $21.6 million of unamortized deferred financing costs and debt discounts for the Senior Notes due 2023 as of the redemption date.

The Senior Notes due 2023, Senior Notes due 2025 and Senior Notes due 2028 are senior obligations of Terra Operating LLC and are guaranteed by Terra LLC and each of Terra Operating LLC’s subsidiaries that guarantee the Revolver, the Term Loan or certain other material indebtedness of Terra Operating LLC or Terra LLC. Each series of the Senior Notes rank equally in right of payment with all existing and future senior indebtedness of Terra Operating LLC, including the Revolver and the Term Loan, senior in right of payment to any future subordinated indebtedness of Terra Operating LLC, and effectively subordinated to all borrowings under the Revolver and the Term Loan, which are secured by substantially all of the assets of Terra Operating LLC and the guarantors of the Senior Notes.

At its option, Terra Operating LLC may redeem some or all of each series of the Senior Notes at any time or from time to time prior to their maturity. If Terra Operating LLC elects to redeem the Senior Notes due 2023 prior to October 31, 2022 or the Senior Notes due 2028 prior to July 31, 2027, Terra Operating LLC would be required to pay a make-whole premium as set forth in the applicable indenture. If Terra Operating LLC elects to redeem the Senior Notes due 2023 or the Senior Notes due 2028 on or after these respective dates, Terra Operating LLC would be required to pay a redemption price equal to 100% of the aggregate principal amount of the Senior Notes redeemed plus accrued and unpaid interest thereon. If Terra Operating LLC elects to redeem the Senior Notes due 2025 prior to June 15, 2020, it would be required to pay a make-whole premium as set forth in the indenture. If Terra Operating LLC elects to redeem the Senior Notes due 2025 on or after June 15, 2020 but prior to June 15, 2023, it would be required pay a redemption premium that includes a premium to par adjustment as set forth in the indenture, and if Terra Operating LLC elects to redeem the Senior Notes due 2025 on or after June 15, 2023, it would be required to pay a redemption price equal to 100% of the aggregate principal amount of the Senior Notes redeemed plus accrued and unpaid interest thereon. If certain change of control triggering events occur in the future, Terra Operating LLC must offer to repurchase all of each series of the Senior Notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the repurchase date.

Sponsor Line Agreement

On October 16, 2017, TerraForm Power entered into a credit agreement (the “Sponsor Line”) with Brookfield and one of its affiliates. The Sponsor Line establishes a $500.0 million secured revolving credit facility and provides for the lenders to commit to make LIBOR loans to the Company during a period not to exceed three years from the effective date of the Sponsor Line (subject to acceleration for certain specified events). The Company may only use the revolving Sponsor Line credit facility to fund all or a portion of certain funded acquisitions or growth capital expenditures. The Sponsor Line will terminate, and all obligations thereunder will become payable, no later than October 16, 2022.

Borrowings under the Sponsor Line bear interest at a rate per annum equal to a LIBOR rate determined by reference to the costs of funds for U.S. dollar deposits for the interest period relevant to such borrowing adjusted for certain additional costs, in each case plus 3.00% per annum. In addition to paying interest on outstanding principal under the Sponsor Line, the Company is required to pay a standby fee of 0.50% per annum in respect of the unutilized commitments thereunder, payable quarterly in arrears. The Company is permitted to voluntarily reduce the unutilized portion of the commitment amount and repay outstanding loans under the Sponsor Line at any time without premium or penalty, other than customary “breakage” costs. TerraForm Power’s obligations under the Sponsor Line are secured by first-priority security interests in substantially all assets of TerraForm Power, including 100% of the capital stock of Terra LLC, in each case subject to certain exclusions set forth in the credit documentation governing the Sponsor Line. Under certain circumstances, the Company may be required to prepay amounts outstanding under the Sponsor Line.

During the year ended December 31, 2018 the Company made two draws on the Sponsor Line totaling $86 million that were used to fund the acquisition of Saeta which were repaid in full as of December 31, 2018. The Company did not make any draws on the Sponsor Line during the year ended December 31, 2017.

Covenants and Cross-defaults

The terms of the Company’s corporate-level debt agreements and indentures include customary affirmative and negative covenants and provide for customary events of default, which include, among others, nonpayment of principal or interest and failure to timely deliver financial statements. This includes quarterly financial maintenance covenants for the

Revolver. The occurrence of an event of default for one corporate-level debt instrument could also cause a cross-default for the other corporate-level debt instruments, as described below.

Pursuant to both the terms of the Revolver and the Term Loan, a default of more than $75.0 million of indebtedness (other than non-recourse indebtedness, and indebtedness under the Sponsor Line, which is an obligation of the Company), including under these respective agreements, would result in a cross-default under the respective agreements that would permit the lenders holding more than 50% of the aggregate exposure under each to accelerate any outstanding principal amount of loans, terminate any outstanding letter of credit and terminate the outstanding commitments (as applicable to each).

Pursuant to the terms of each series of the Senior Notes, a default of indebtedness that exceeds the greater of $100.0 million or 1.5% of the Company’s consolidated total assets (other than non-recourse indebtedness and indebtedness under the Sponsor Line, which is an obligation of TerraForm Power), that is (i) caused by a failure to pay principal of, or interest or premium, if any, on such indebtedness prior to the expiration of the grace period provided in such indebtedness on the date of such default or (ii) results in the acceleration of such indebtedness would give the trustee under the respective indentures or the holders of at least 25% in the aggregate principal amount of the then outstanding Senior Notes under the respective indentures the right to accelerate any outstanding principal amount of loans and terminate the outstanding commitments under the respective indentures.

An event of default of more than $75.0 million of indebtedness under the Revolver, Term Loan and each series of the Senior Notes would trigger an event of default under the Sponsor Line that would permit the lenders to accelerate any outstanding principal amount of loans and terminate the outstanding commitments under the Sponsor Line.

Saeta Indebtedness

In relation to the acquisition of Saeta, as discussed in Note 4. Acquisitions and Dispositions, the Company assumed total indebtedness of $1.91 billion predominantly comprised of non-recourse project financing from commercial banks secured by Saeta’s solar and wind power plants. As of December 31, 2018 the Company obtained all required change of control consents in respect of this indebtedness. The interest rates applicable to this assumed indebtedness ranged between 1.1% and 5.7% as of December 31, 2018.

Non-recourse Long-term Debt

Indirect subsidiaries of the Company have incurred long-term non-recourse debt obligations with respect to the renewable energy facilities that those subsidiaries own directly or indirectly. The indebtedness of these subsidiaries is typically secured by the renewable energy facility’s assets (mainly the renewable energy facility) or equity interests in subsidiaries that directly or indirectly hold renewable energy facilities with no recourse to TerraForm Power, Terra LLC or Terra Operating LLC other than limited or capped contingent support obligations, which in aggregate are not considered to be material to the Company’s business and financial condition. In connection with these financings and in the ordinary course of its business, the Company and its subsidiaries observe formalities and operating procedures to maintain each of their separate existence and can readily identify each of their separate assets and liabilities as separate and distinct from each other. As a result, these subsidiaries are legal entities that are separate and distinct from TerraForm Power, Terra LLC, Terra Operating LLC and the guarantors under the Senior Notes due 2023, the Senior Notes due 2025, the Senior Notes due 2028, the Revolver, the Sponsor Line and the Term Loan.

Non-recourse Portfolio Term Loan

A wholly owned subsidiary of the Company entered into a $500.0 million non-recourse portfolio term loan commitment that was funded on December 15, 2015 (the “Midco Portfolio Term Loan”) and a majority of the proceeds were used to acquire wind power plants from Invenergy Wind. Interest under the term loan accrued at a rate equal to an adjusted Eurodollar rate plus 5.5%, subject to a 1.0% LIBOR floor (or base rate plus 4.5%). The term loan was secured by indirect equity interests in approximately 1,104.3 MW of the Company’s renewable energy facilities, consisting of assets acquired from Invenergy Wind and certain other renewable energy facilities acquired from SunEdison, and was to mature on January 15, 2019, to the extent the Company exercised its extension options. The Company exercised the first two extension options in January and July of 2017, respectively.

In June of 2017, the Company agreed to make a $100.0 million prepayment for this loan in connection with obtaining (i) a waiver to extend the 2016 audited project financial statement deadline under the loan agreement and (ii) a waiver of the change of control default that would arise under this loan agreement as a result of the Merger until, in the case of the change of control waiver, the date that is the earlier of three months following the closing of the Merger and March 31, 2018. This prepayment was made using a portion of the proceeds the Company received from the sale of the U.K. Portfolio as discussed in Note 4. Acquisitions and Dispositions. The Company made approximately $68 million of additional prepayments in the second half of 2017 and repaid the remaining principal balance of $300.0 million on November 8, 2017 using borrowings from the Term Loan that was entered into on that date as discussed above. The Company recognized a $3.2 million loss on extinguishment of debt during the year ended December 31, 2017 as a result of these prepayments and final repayment.

United States Project-level Financing

On June 6, 2018, one of the Company’s subsidiaries entered into a new non-recourse debt financing agreement, whereby it issued $83.0 million of 4.59% senior notes, secured by approximately 73 MW of utility-scale solar power plants located in Utah, Florida, Nevada and California that are owned by the Company’s subsidiary. The proceeds of this financing were used to pay down the Revolver, which was drawn to fund a portion of the purchase price for the acquisition of Saeta. The non-recourse senior notes mature on August 31, 2040 and amortize on a 22-year sculpted amortization schedule.

On September 28, 2018, one of the Company’s subsidiaries entered into a new non-recourse debt financing agreement whereby it issued $78.8 million of 4.64% senior notes, secured by approximately 51 MW of utility-scale and distributed-generation solar power plants located in New York, New Jersey, Massachusetts, North Carolina, Colorado and California that are owned by the Company’s subsidiaries. The majority of the proceeds of this financing were used to repay a portion of the Revolver in October of 2018. The non-recourse senior notes mature on December 31, 2032 and amortize on a 14-year sculpted amortization schedule.

Spain Project-level Financing

On September 28, 2018, one of the Company’s subsidiaries entered into a new non-recourse debt refinancing arrangement whereby it issued approximately €50.0 million of notes secured by 48 MW of utility-scale wind power plants located in Spain. The new notes consist of €30.0 million Tranche A (the equivalent of approximately $35.0 million on the closing date) maturing in 9.5 years and €20.0 million Euro Tranche B (the equivalent of approximately $23.0 million on the closing date) maturing in 12.5 years. Tranche A bears interest at a rate per annum equals to six-month Euro Interbank Offered Rate (“Euribor”) plus an applicable margin of 1.70% for the first five years and 1.15% thereafter. Tranche B bears a fixed interest rate of 2.84%. The net proceeds of this refinancing arrangement were used to repay a portion of the outstanding credit facilities. Both tranches amortize on a sculpted amortization schedule. The Company entered into interest rate swap agreements with counterparties to economically hedge greater than 90% of the cash flows associated with the debt, paying a fixed rate of 3.78% for the first five years and 1.15% for the following two years. In return, the counterparties agreed to pay the variable interest payments to the lenders.

Non-recourse Debt Defaults

As of December 31, 2018 and December 31, 2017, the Company reclassified $166.4 million and $239.7 million, respectively, of the Company’s non-recourse long-term indebtedness, net of unamortized deferred financing costs, to current in the consolidated balance sheets due to defaults still remaining as of the respective financial statement issuance date, which primarily consists of indebtedness of the Company’s renewable energy facility in Chile. The Company continues to amortize deferred financing costs and debt discounts over the maturities of the respective financing agreements as before the violations, as the Company believes there is a reasonable likelihood that it will be able to successfully negotiate a waiver with the lenders and/or cure the defaults. The Company based this conclusion on (i) its past history of obtaining waivers and/or forbearance agreements with lenders, (ii) the nature and existence of active negotiations between the Company and the respective lenders to secure a waiver, (iii) the Company’s timely servicing of these debt instruments and (iv) the fact that no non-recourse financing has been accelerated to date and no project-level lender has notified the Company of such lenders election to enforce project security interests.

Refer to Note 2. Summary of Significant Accounting Policies for discussion of corresponding restricted cash reclassifications to current as a result of these defaults.

Financing Lease Obligations

In certain transactions, the Company accounts for the proceeds of sale-leasebacks as financings, which are typically secured by the renewable energy facility asset and its future cash flows from energy sales, with no recourse to Terra LLC or Terra Operating LLC under the terms of the arrangement.

Minimum Lease Payments

The aggregate amounts of minimum lease payments on the Company’s financing lease obligations are $77.1 million. Contractual obligations for the years 2019 through 2023 and thereafter, are as follows:

(In thousands)	2019	2020	2021	2022	2023	Thereafter	Total
Minimum lease obligations[1]	$5,591	$5,470	$5,664	$7,230	$3,010	$50,101	$77,066

(1)         Represents the minimum lease payment due dates for the Company’s financing lease obligations and does not reflect the reclassification of $19.9 million of financing lease obligations to current as a result of debt defaults under certain of the Company’s non-recourse financing arrangements.

Maturities

The aggregate contractual payments of long-term debt due after December 31, 2018, excluding financing lease obligations and amortization of debt discounts, premiums and deferred financing costs, as stated in the financing agreements, are as follows:

(In thousands)	2019	2020	2021	2022	2023	Thereafter	Total
Maturities of long-term debt[1]	$270,889	$243,511	$252,001	$746,872	$1,218,092	$2,994,675	$5,726,040

(1)         Represents the contractual principal payment due dates for the Company’s long-term debt and does not reflect the reclassification of $166.4 million of long-term debt, net of deferred financing costs of $6.2 million, to current as a result of debt defaults under certain of the Company’s non-recourse financing arrangements as of December 31, 2018.

11. INCOME TAXES

The income tax provision/ (benefit) was calculated based on pre-tax book income (loss) between U.S. and foreign operations as follows:

(In thousands)	2018	2017	2016
Pretax income
United States	$(182,289)	$(292,190)	$(237,518)
Foreign	16,672	36,246	(3,495)
Total Pretax Book Income	$(165,617)	$(255,944)	$(241,013)

The income tax provision consisted of the following:

(In thousands)	Current	Deferred	Total
Year ended December 31, 2018
U.S. federal	$(461)	$(18,301)	$(18,762)
State and local	323	(4,376)	(4,053)
Foreign	2,739	7,786	10,525
Total expense (benefit)	$2,601	$(14,891)	$(12,290)
Tax expense in equity	—	2,826	2,826
Total	$2,601	$(12,065)	$(9,464)

Year ended December 31, 2017
U.S. federal	$(45)	$(20,489)	(20,534)
State and local	95	(1,211)	(1,116)
Foreign	220	1,789	2,009
Total expense	$270	$(19,911)	$(19,641)
Tax expense in equity	—	14,081	14,081
Total	$270	$(5,830)	$(5,560)

Year ended December 31, 2016
U.S. federal	$66	$2,137	$2,203
State and local	53	(1,109)	(1,056)
Foreign	—	1,587	1,587
Total expense (benefit)	$119	$2,615	$2,734
Tax expense in equity	—	406	406
Total	$119	$3,021	$3,140

Effective Tax Rate

The income tax provision differed from the expected amounts computed by applying the statutory U.S. federal income tax rate of 21% as of December 31, 2018 and 35% as of December 31, 2017 and 2016, to loss before income taxes, as follows:

	Year Ended December 31,
	2018	2017	2016
Income tax benefit at U.S. federal statutory rate	21.0%	35.0%	35.0%
Increase (reduction) in income taxes:
State income taxes, net of U.S. federal benefit	5.0	4.0	(5.9)
Foreign operations	(0.5)	8.7	(1.5)
Non-controlling interests	(25.9)	(9.4)	(15.9)
Impairment of goodwill	—	—	(6.2)
Permanent differences	(1.6)	—	—
Tax Act rate change impact	—	2.0	—
Return to provision	—	2.8	—
Change in valuation allowance	7.8	(34.1)	(4.7)
Other	1.6	—	(1.0)
Effective tax rate	7.4%	9.0%	(0.2)%

Prior to the consummation of the Merger on October 16, 2017, TerraForm Power owned approximately 66% of Terra LLC and SunEdison owned approximately 34% of Terra LLC. On October 16, 2017, pursuant to the Settlement Agreement, SunEdison transferred its interest in Terra LLC to TerraForm Power. Since the date of this transaction, TerraForm Power owns 100% of the capital and profits interest in Terra LLC, except for the IDRs which are owned by Brookfield IDR Holder. The Merger resulted in a change in control to occur subjecting TerraForm Power’s loss carryforwards to be limited for future usage under Internal Revenue Code Section 382 (“Section 382”).

On December 31, 2018, the Company executed a reorganization of its Capital Dynamics portfolio which resulted in no tax impact by effectively moving the stock of the Capital Dynamics corporate entities up to TerraForm Power and then immediately contributing Capital Dynamics project assets to Terra LLC. As a result of this reorganization, TerraForm Power Holdings, Inc. (formerly known as TerraForm CD Holdings Corporation) will elect to become part of the consolidated US federal and state tax filing group under TerraForm Power for the year ending December 31, 2019. The Company recognized a tax benefit of $20.1 million during the year ended December 31, 2018 resulting from an excess net deferred tax liability that was previously recognized by TerraForm Power Holdings, Inc. as a separate taxpayer which is now expected to reverse in future periods as part of the U.S. federal and state tax consolidated group and provide a source of future taxable income to realize the Company’s net operating loss carryforwards.

For the years ended December 31, 2018 and December 31, 2017, the overall effective tax rate was different than the statutory rate of 21% and 35%, respectively, and was primarily due to the recording of a valuation allowance on certain income tax benefits attributed to the Company, losses allocated to non-controlling interests, the 2018 revaluation of deferred federal and state tax balances for TerraForm Power Holdings, Inc., and the effect of foreign and state taxes. For the year ended December 31, 2016, the overall effective tax rate was different from the statutory tax rate of 35% primarily due to the recording of a valuation allowance on certain income tax benefits attributed to the Company, losses allocated to non-controlling interests, the impairment of nondeductible goodwill and the effects of state income taxes.

The tax effects of the major items recorded as deferred tax assets and liabilities were as follows:

	As of December 31,
(In thousands)	2018	2017
Deferred tax assets:
Net operating losses and tax credit carryforwards	$587,833	$498,245
Derivative liabilities[1]	33,261	—
Interest expense limitation carryforward	67,887	—
Total deferred tax assets	688,981	498,245
Valuation allowance	(386,336)	(383,710)
Net deferred tax assets	302,645	114,535
Deferred tax liabilities:
Investment in partnership	221,693	103,322
Renewable energy facilities	30,261	29,541
Deferred revenue	—	13
Intangible assets[1]	229,363	—
Other	176	6,632
Total deferred tax liabilities	481,493	139,508
Net deferred tax liabilities	$178,848	$24,973

(1)         Represents recorded deferred income taxes related to the acquisition of Saeta, as discussed in Note 4. Acquisitions and Dispositions.

For U.S. income tax purposes, Terra LLC is taxed as a U.S. partnership and controls the underlying renewable energy facilities. Thus, the tax effects of temporary differences related to the Company’s portfolio companies are captured within the net deferred tax liability for the investment in the partnership. At December 31, 2018, the Company has gross net operating loss carryforwards of $2.1 billion in the U.S. and gross net operating loss carryforwards of $133.0 million in foreign jurisdictions that will both expire in tax years beginning in 2035. Of the $2.1 billion of gross net operating loss carryforwards generated in the U.S., approximately $600.0 million are limited and are expected to expire unused. For the remaining $1.5 billion, the Company does not believe it is more likely than not that it will generate sufficient taxable income to realize this entire amount. Consequently, the Company has recorded a valuation allowance against its deferred tax assets, net of the deferred tax liability related to the Company’s partnership investments that is expected to reverse within the net operating loss carryforward period with the exception of certain net operating losses at its Canadian, Portuguese, Spanish and Uruguay operations. The current year movement in the valuation allowance is related to current year activity.

During 2018, the Company identified adjustments related to the outside basis in its investment in partnership at Terra, LLC that impact prior periods. These adjustments created depreciable step-ups for Federal income tax purposes. Therefore, the Company has increased the tax effected NOL deferred tax asset by $96.1 million, decreased the deferred tax liability for its investment in partnership by $135.5 million and increased the related valuation allowance by $231.6 million for the year ended December 31, 2017. These adjustments had no impact to the reported consolidated balance sheets, statements of operations, stockholders’ equity or cash flows. The Company’s management assessed the impact of these adjustments and concluded the impact on the prior period consolidated financial statements was immaterial to each of the affected reporting periods and therefore amendment of previously filed reports was not required. However, management elected to correct the 2017 footnote presentation to reflect the adjustments in the 2017 period.

Prior to the acquisition of Saeta, the Company’s foreign entities had cumulative negative earnings & profits (“E&P”) and therefore had no earnings to repatriate back to the U.S. Following the enactment of the Tax Act and the current year acquisition of Saeta, the Company is not asserting indefinite reinvestment related to undistributed earnings of its foreign subsidiaries. The Company determined there was no material deferred tax liabilities that needed to be recognized as of December 31, 2018.

In December 2017, the U.S. Securities and Exchange Commission released Staff Accounting Bulletin (“SAB”) 118, which allowed for a measurement period up to one year after the enactment date of the Tax Act to finalize related income tax impacts directly related to the Tax Act. SAB 118 summarized a three-step process to be applied at each reporting period to account for and qualitatively disclose: (1) the effects of the change in tax law for which accounting is complete; (2) provisional amounts for the effects of the tax law where accounting is not complete, but that a reasonable estimate can be determined; and (3) a reasonable estimate cannot yet be made and therefore taxes are reflected in accordance with law prior to the enactment of the Tax Act. The Company has completed the related accounting for the Tax Act in the current period.

The 2017 Tax Act included a provision to tax global intangible low tax income (“GILTI”) of foreign subsidiaries in excess of a standard rate of return. The Company will record expense related to GILTI in the period the tax is incurred. For the year ended December 31, 2018, the Company was in an overall tested loss position for GILTI purposes and therefore has not included GILTI in its calculation of taxable loss. The U.S. Treasury has issued additional guidance through notices and proposed regulations during 2018. The Company expects further guidance to be issued in 2019 which may impact the Company’s interpretation of the 2017 Tax Act. The Company will continue to monitor developments as they occur.

As of December 31, 2018 and 2017, respectively, the Company had not identified any uncertain tax positions for which a liability was required under ASC 740-10. The Company expects to complete its analysis on historical tax positions related to the Saeta acquisition within the measurement period.

12. DERIVATIVES

As part of the Company’s risk management strategy, the Company has entered into derivative instruments which include interest rate swaps, foreign currency contracts and commodity contracts to mitigate interest rate, foreign currency and commodity price exposure, respectively. If the Company elects to do so and if the instrument meets the criteria specified in ASC 815, Derivatives and Hedging, the Company designates its derivative instruments as either cash flow hedges or net investment hedges. The Company enters into interest rate swap agreements in order to hedge the variability of expected future cash interest payments. Foreign currency contracts are used to reduce risks arising from the change in fair value of certain foreign currency denominated assets and liabilities. The objective of these practices is to minimize the impact of foreign currency fluctuations on operating results. The Company also enters into commodity contracts to hedge price variability inherent in energy sales arrangements. The objectives of the commodity contracts are to minimize the impact of variability in spot energy prices and stabilize estimated revenue streams. The Company does not use derivative instruments for trading or speculative purposes.

As of December 31, 2018 and 2017, the fair values of the following derivative instruments were included in the respective balance sheet captions indicated below:

	Fair Value of Derivative Instruments[1]
	Derivatives Designated as Hedging Instruments			Derivatives Not Designated as Hedging Instruments
(In thousands)	Interest Rate Swaps	Foreign Currency Contracts	Commodity Contracts	Interest Rate Swaps	Foreign Currency Contracts	Commodity Contracts	Gross Derivatives	Counterparty Netting[2]	Net Derivatives
As of December 31, 2018
Prepaid expenses and other current assets	$1,478	$605	$18	$—	$3,344	$9,783	$15,228	$(857)	$14,371
Other assets	5,818	2,060	42,530	—	647	40,137	91,192	(344)	90,848
Total assets	$7,296	$2,665	$42,548	$—	$3,991	$49,920	$106,420	$(1,201)	$105,219
Other current liabilities	$465	$—	$—	$34,261	$1,684	$—	$36,410	$(857)	$35,553
Other liabilities	3,334	1,437	—	88,034	1,387	—	94,192	(344)	93,848
Total liabilities	$3,799	$1,437	$—	$122,295	$3,071	$—	$130,602	$(1,201)	$129,401

As of December 31, 2017
Prepaid expenses and other current assets	$—	$—	$8,961	$—	$63	$12,609	$21,633	$(63)	$21,570
Other assets	4,686	—	71,307	—	—	14,787	90,780	—	90,780
Total assets	$4,686	$—	$80,268	$—	$63	$27,396	$112,413	$(63)	$112,350
Other current liabilities	$2,490	$—	$—	$197	$99	$—	$2,786	$(63)	$2,723
Other liabilities	4,796	—	—	404	—	—	5,200	—	5,200
Total liabilities	$7,286	$—	$—	$601	$99	$—	$7,986	$(63)	$7,923

(1)   Fair value amounts are shown before the effects of counterparty netting adjustments.

(2)   Represents netting of derivative exposures covered by qualifying master netting arrangements.

As of December 31, 2018 and December 31, 2017, the Company had posted letters of credit in the amount of $15.0 million, as collateral related to certain commodity contracts. Certain derivative contracts contain provisions providing the counterparties a lien on specific assets as collateral. There was no cash collateral received or pledged as of December 31, 2018 and December 31, 2017 related to the Company’s derivative transactions.

As of December 31, 2018 and 2017, notional amounts for derivative instruments consisted of the following:

	Notional Amount as of December 31,
(In thousands)	2018	2017
Derivatives designated as hedging instruments:
Cash flow hedges:
Interest rate swaps (USD)	357,797	395,986
Interest rate swaps (CAD)	147,522	156,367
Commodity contracts (MWhs)	6,030	15,579
Net investment hedges:
Foreign currency contracts (CAD)	81,600	—
Foreign currency contracts (EUR)	320,000	—
Derivatives not designated as hedging instruments:
Interest rate swaps (USD)	12,326	13,520
Interest rate swaps (EUR)[1]	1,044,253	—
Foreign currency contracts (EUR)[2]	640,200	—
Foreign currency contracts (CAD)	—	9,875
Commodity contracts (MWhs)	8,707	987

(1)         Represents the notional amount of the interest rate swaps acquired from Saeta to economically hedge the interest rate payments on non-recourse debt. The Company did not designate these derivatives as hedging instruments per ASC 815 as of December 31, 2018.

(2)         Represents the notional amount of foreign exchange contracts used to economically hedge portions of the Company’s foreign exchange risk associated with Euro-denominated intercompany loans. The Company did not designate these derivatives as hedging instruments per ASC 815 as of December 31, 2018.

The Company elected to present all derivative assets and liabilities on a net basis on the consolidated balance sheets as a right to set-off exists. The Company enters into ISDA Master Agreements with its counterparties. An ISDA Master Agreement is an agreement governing multiple derivative transactions between two counterparties that typically provides for the net settlement of all, or a specified group, of these derivative transactions through a single payment, and in a single currency, as applicable. A right to set-off typically exists when the Company has a legally enforceable ISDA Master Agreement. No amounts were netted for commodity contracts as of December 31, 2018 or 2017 as each of the commodity contracts were in a gain position.

Gains and losses on derivatives not designated as hedging instruments for the years ended December 31, 2018, 2017 and 2016 consisted of the following:

		Year Ended December 31,
(In thousands)	Location of Loss (Gain) in the Statements of Operations	2018	2017	2016
Interest rate swaps	Interest expense, net	$2,565	$3,161	$26,280
Foreign currency contracts	(Gain) loss on foreign currency exchange, net	(34,714)	966	(1,325)
Commodity contracts	Operating revenues, net	3,209	(5,117)	(10,890)

During the second quarter of 2018, the Company discontinued hedge accounting for a certain long-dated commodity contract as it was no longer considered highly effective in offsetting the cash flows associated with the underlying risk being hedged. Long-term electricity prices in the related market declined significantly during the second quarter of 2018, causing the option component of the derivative contract to have an intrinsic value which negatively impacted the effectiveness assessment of the hedge relationship. Hedge accounting was prospectively discontinued effective April 1, 2018, with changes in fair value recorded in earnings. The gains in AOCI as of March 31, 2018 amounted to $44.3 million and $5.7 million of which were recorded in earnings during the three quarters following the discontinuation of hedge accounting. The balance of the accumulated gains deferred in AOCI as of December 31, 2018 was $38.6 million will be amortized through earnings over the term of the contract, which expires in 2023, of which $7.7 million will be amortized within the next 12 months.

As discussed in Note 4. Acquisitions and Dispositions, the Company consummated the sale of the U.K. Portfolio on May 11, 2017. As part of the sale agreement, Vortex Solar UK Limited assumed the debt and the associated interest rate swaps. As of the date of the sale, the remaining loss in AOCI of $0.4 million was reclassified into interest expense, net, and the fair value of the interest rate swap liability of $23.4 million is reflected within gain on sale of renewable energy facilities in the consolidated statements of operations for the year ended December 31, 2017. The interest expense amount reflected in the table above for the year ended December 31, 2017 primarily pertains to these interest rate swaps.

During the second quarter of 2016, the Company discontinued hedge accounting for interest rate swaps that were previously designated as cash flow hedges of the forecasted interest payments pertaining to variable rate project debt in the U.K. Portfolio. Hedge accounting was prospectively discontinued for interest payments occurring before the anticipated sale date of June 2017, and for periods beyond that, the losses of $16.9 million in AOCI were fully reclassified into interest expense, net during the second quarter of 2016. Subsequent to the discontinuation of hedge accounting, the Company recognized additional net unrealized losses of $7.3 million pertaining to these interest rate swaps during the year ended December 31, 2016 that are also reported in interest expense, net in the consolidated statements of operations.

Gains and losses recognized related to interest rate swaps, foreign currency forward contracts and commodity derivative contracts designated as hedging instruments for the years ended December 31, 2018, 2017 and 2016 consisted of the following:

	Year Ended December 31,
Derivatives in Cash Flow and Net Investment Hedging Relationships	Gain (Loss) Included in the Assessment of Effectiveness Recognized in OCI, net of taxes[1]			Gain (Loss) Excluded from the Assessment of Effectiveness Recognized in OCI Using an Amortization Approach[2]
(In thousands)	2018	2017	2016	2018	2017	2016
Interest rate swaps	$1,034	$(396)	$(20,360)	$—	$—	$—
Foreign currency contracts	11,169	—	—	—	—	—
Commodity derivative contracts	(3,163)	18,008	20,274	452	—	—
Total	$9,040	$17,612	$(86)	$452	$—	$—

	Year Ended December 31,
Location of Amount Reclassified from AOCI into	(Gain) Loss Included in the Assessment of Effectiveness Reclassified from AOCI into Income[3]			(Gain) Loss Excluded from the Assessment of Effectiveness that is Amortized through Earnings
Income	2018	2017	2016	2018	2017	2016
Interest expense, net	$1,307	$5,507	$11,618	$—	$(1,270)	$—
Gain on foreign currency exchange, net	—	—	—	—	—	—
Operating revenues, net	(1,804)	(7,754)	(12,572)	—	(2,923)	5,121
Total	$(497)	$(2,247)	$(954)	$—	$(4,193)	$5,121

(1)         Net of tax expense of $3.6 million and a benefit of  $0.1 million attributed to interest rate swaps during the year ended December 31, 2018 and 2017, respectively. There were no taxes attributed to interest rate swaps during the year ended December 31, 2016. Net of tax expense of $3.9 million attributed to foreign currency contracts designated as net investment hedges during the year ended December 31, 2018. There were no taxes attributed to foreign currency contracts during the years ended December 31, 2017 and 2016. Net of tax benefit of $2.0 million and tax expense of $2.5 million and $0.4 million attributed to commodity contracts during the years ended December 31, 2018, 2017 and 2016, respectively.

(2)         Net of tax expense of $0.3 million for the year ended December 31, 2018.

(3)         Net of tax benefit of $0.7 million and $1.1 million attributed to interest rate swaps for the years ended December 31, 2018 and 2017, respectively. There were no taxes attributed to interest rate swaps during the year ended December 31, 2016. Net of tax benefit of $2.4 million and $1.5 million attributed to commodity contracts during the years ended December 31, 2018 and 2017, respectively. There were no taxes attributed to commodity contracts during the year ended December 31, 2016.

As discussed in Note 2. Summary of Significant Accounting Policies, the Company adopted ASU No. 2017-12 as of January 1, 2018 and recognized a cumulative-effect adjustment of $4.2 million, net of tax of $1.6 million, representing a decrease in beginning accumulated deficit and AOCI, which is reflected within cumulative-effect adjustment in the consolidated statements of stockholders’ equity for the year ended December 31, 2018.

Derivatives Designated as Hedging Instruments

Interest Rate Swaps

The Company has interest rate swap agreements to hedge variable rate non-recourse debt. These interest rate swaps qualify for hedge accounting and were designated as cash flow hedges. Under the interest rate swap agreements, the renewable energy facilities pay a fixed rate and the counterparties to the agreements pay a variable interest rate. The amounts deferred in AOCI and reclassified into earnings during the years ended December 31, 2018, 2017 and 2016 related to these interest rate swaps are provided in the tables above. The gain expected to be reclassified into earnings over the next twelve months is approximately $2.5 million. The maximum term of outstanding interest rate swaps designated as hedging instruments is 15 years.

Foreign Currency Forward Contracts

The Company uses foreign currency forward contracts to hedge portions of its net investment positions in certain subsidiaries with Euro and Canadian dollar functional currencies and to manage its foreign exchange risk. For instruments that are designated and qualify as hedges of net investment in foreign operations, the effective portion of the net gains or losses attributable to changes in exchange rates are recorded in foreign currency translation adjustments within AOCI. Recognition in earnings of amounts previously recorded in AOCI is limited to circumstances such as complete or substantial liquidation of the net investment in the hedged foreign operation.

Cash flows from derivative instruments designated as net investment hedges are classified as investing activities in the consolidated statements of cash flows.

As of December 31, 2018, the total notional amount of foreign currency forward contracts designated as net investment hedges was €320.0 million and C$81.6 million. The maturity dates of these derivative instruments designated as net investment hedges range from 3 months to 2 years. There were no foreign currency forward contracts designated as net investment hedges as of December 31, 2017.

Commodity Contracts

The Company has two long-dated physically delivered commodity contracts that hedge variability in cash flows associated with the sales of power from certain renewable energy facilities located in Texas. One of these commodity contract qualifies for hedge accounting and is designated as a cash flow hedge. The change in the fair value of the components included in the effectiveness assessment of this derivative is reported in AOCI and subsequently reclassified to earnings in the periods when the hedged transactions affect earnings. The amounts deferred in AOCI and reclassified into earnings during the years ended December 31, 2018, 2017 and 2016 related to these commodity contracts are provided in the tables above. The gain expected to be reclassified into earnings over the next twelve months is approximately $2.0 million. The maximum term of the outstanding commodity contract designated as a hedging instrument is 9 years.

Derivatives Not Designated as Hedging Instruments

Interest Rate Swaps

The Company has interest rate swap agreements that economically hedge the cash flows for non-recourse debt. These interest rate swaps pay a fixed rate and the counterparties to the agreements pay a variable interest rate. The changes in fair value are recorded in interest expense, net in the consolidated statements of operations as these derivatives are not accounted for under hedge accounting.

Foreign Currency Contracts

The Company has foreign currency contracts in order to economically hedge its exposure to foreign currency fluctuations. The settlement of these hedges occurs on a quarterly basis through maturity. As these derivatives are not accounted for under hedge accounting, the changes in fair value are recorded in (gain) loss on foreign currency exchange, net in the consolidated statements of operations.

Commodity Contracts

The Company has commodity contracts in order to economically hedge commodity price variability inherent in certain electricity sales arrangements. If the Company sells electricity to an independent system operator market and there is no PPA available, it may enter into a commodity contract to hedge all or a portion of their estimated revenue stream. These commodity contracts require periodic settlements in which the Company receives a fixed-price based on specified quantities of electricity and pays the counterparty a variable market price based on the same specified quantity of electricity. As these derivatives are not accounted for under hedge accounting, the changes in fair value are recorded in operating revenues, net in the consolidated statements of operations.

13. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair values of assets and liabilities are determined using either unadjusted quoted prices in active markets (Level 1) or pricing inputs that are observable (Level 2) whenever that information is available and using unobservable inputs (Level 3) to estimate fair value only when relevant observable inputs are not available. The Company uses valuation techniques that maximize the use of observable inputs. Assets and liabilities are classified in their entirety based on the lowest priority level of input that is significant to the fair value measurement. Where observable inputs are available for substantially the full term of the asset or liability, the instrument is categorized in Level 2. If the inputs into the valuation are not corroborated by market data, in such instances, the valuation for these contracts is established using techniques including extrapolation from or interpolation between actively traded contracts, as well as calculation of implied volatilities. When such inputs have a significant impact on the measurement of fair value, the instrument is categorized as Level 3. The Company regularly evaluates and validates the inputs used to determine the fair value of Level 3 contracts by using pricing services to support the underlying market price of the commodity.

The Company uses a discounted cash flow valuation technique to fair value its derivative assets and liabilities. The primary inputs in the valuation models for commodity contracts are market observable forward commodity curves, risk-free discount rates and, to a lesser degree, credit spreads and volatilities. The primary inputs into the valuation of interest rate swaps and foreign currency contracts are forward interest rates and foreign currency exchange rates and, to a lesser degree, credit spreads.

Recurring Fair Value Measurements

The following table summarizes the financial instruments measured at fair value on a recurring basis classified in the fair value hierarchy (Level 1, 2 or 3) based on the inputs used for valuation in the consolidated balance sheets:

	As of December 31, 2018				As of December 31, 2017
(In thousands)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets
Interest rate swaps	$—	$7,296	$—	$7,296	$—	$4,686	$—	$4,686
Commodity contracts	—	12,816	79,652	92,468	—	27,396	80,268	107,664
Foreign currency contracts	—	5,455	—	5,455	—	—	—	—
Total derivative assets	$—	$25,567	$79,652	$105,219	$—	$32,082	$80,268	$112,350
Liabilities
Interest rate swaps	$—	$126,094	$—	$126,094	$—	$7,887	$—	$7,887
Foreign currency contracts	—	3,307	—	3,307	—	36	—	36
Total derivative liabilities	$—	$129,401	$—	$129,401	$—	$7,923	$—	$7,923

The Company’s interest rate swaps, foreign currency contracts and certain commodity contracts not designated as hedging instruments are considered Level 2, since all significant inputs are corroborated by market observable data. The Company’s commodity contract designated as hedging instruments and the commodity contract that disqualified for hedge accounting during the year ended December 31, 2018 (see Note 12. Derivatives) are considered Level 3 as they contain significant unobservable inputs. There were no transfers in or out of Level 1, Level 2 and Level 3 during the years ended December 31, 2018 and 2017.

The following table reconciles the changes in the fair value of derivative instruments classified as Level 3 in the fair value hierarchy for the years ended December 31, 2018 and 2017:

	Year Ended December 31,
(In thousands)	2018	2017
Beginning balance	$80,268	$66,138
Realized and unrealized gains (losses):
Included in other comprehensive (loss) income	(4,736)	11,207
Included in operating revenues, net	6,244	12,205
Settlements	(2,124)	(9,282)
Balance as of December 31	$79,652	$80,268

The significant unobservable inputs used in the valuation of the Company’s commodity contracts categorized as Level 3 in the fair value hierarchy as of December 31, 2018 are as follows:

(In thousands, except range)	Fair Value as of December 31, 2018
Transaction Type	Assets	Liabilities	Valuation Technique	Unobservable Inputs as of December 31, 2018
Commodity contracts - power	$79,652	$—	Option model	Volatilities	14.8%

					Range
			Discounted cash flow	Forward price (per MWh)	$9.46	$164.08

The sensitivity of the Company’s fair value measurements to increases (decreases) in the significant unobservable inputs is as follows:

Significant Unobservable Input	Position	Impact on Fair Value Measurement
Increase (decrease) in forward price	Forward sale	Decrease (increase)
Increase (decrease) in implied volatilities	Purchase option	Increase (decrease)

The Company measures the sensitivity of the fair value of its Level 3 commodity contracts to potential changes in commodity prices using a mark-to-market analysis based on the current forward commodity prices and estimates of the price volatility. An increase in power forward prices will produce a mark-to-market loss, while a decrease in prices will result in a mark-to-market gain.

Fair Value of Debt

The carrying amount and estimated fair value of the Company’s long-term debt as of December 31, 2018 and 2017 was as follows:

	As of December 31, 2018		As of December 31, 2017
(In thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Long-term debt, including current portion	$5,761,845	$5,789,702	$3,598,800	$3,702,470

The fair value of the Company’s long-term debt, except the corporate-level senior notes was determined using inputs classified as Level 2 and a discounted cash flow approach using market rates for similar debt instruments. The fair value of the senior notes is based on market price information which is classified as a Level 1 input. They are measured using the last available trades at the end of each respective fiscal year. The fair value of the Senior Notes due 2023, Senior Notes due 2025 and Senior Notes due 2028 were 93.47%, 89.78% and 102.50% of face value as of December 31, 2018, respectively. The fair value of the Senior Notes due 2023, Senior Notes due 2025 and Senior Notes due 2028 were 99.50%, 109.50% and 99.38% of face value as of December 31, 2017, respectively.

Nonrecurring Fair Value Measurements

Assets and liabilities that are measured at fair value on a nonrecurring basis relate primarily to renewable energy facilities, goodwill and intangibles, which are remeasured when the derived fair value is below carrying value on the Company’s consolidated balance sheet. For these assets, the Company does not periodically adjust carrying value to fair value except in the event of impairment. When the impairment has occurred, the Company measures the required charges and adjusts the carrying value as discussed in Note 2. Summary of Significant Accounting Policies. For discussion about the impairment testing of assets and liabilities not measured at fair value on a recurring basis see Note 5. Renewable Energy Facilities and Note 7. Goodwill.

14. STOCKHOLDERS’ EQUITY

Reduction in SunEdison’s Ownership of Class B Shares

On January 22, 2016, TerraForm Power issued 12,161,844 shares of Class A common stock to affiliates of the D.E. Shaw group, Madison Dearborn Capital Partners IV, L.P. and Northwestern University, and Terra LLC issued 12,161,844 Class A units of Terra LLC to TerraForm Power upon conversion of 12,161,844 Class B shares of TerraForm Power common stock and 12,161,844 Class B units of Terra LLC held by SunEdison. After giving effect to the conversion, SunEdison indirectly owned 48,202,310 Class B shares of TerraForm Power and 48,202,310 Class B units of Terra LLC.

Stockholder Protection Rights Agreement

On July 24, 2016, the Company’s Board of Directors (the “Board”) adopted a Stockholder Protection Rights Agreement (the “Rights Agreement”) and declared a dividend of one right on each outstanding share of TerraForm Power Class A common stock. The record date to determine which stockholders were entitled to receive the rights was August 4, 2016. The Rights Agreement was adopted in response to the potential sale of a significant equity stake in the Company by SunEdison and the potential accumulation of TerraForm Power Class A shares. The Rights Agreement and the rights expired in accordance with their terms on August 10, 2017, which was the date of the annual stockholders meeting for 2017 of TerraForm Power.

Merger Consummation and SunEdison Settlement Agreement

As discussed in Note 1. Nature of Operations and Organization, on October 16, 2017, pursuant to the Merger Agreement, Merger Sub merged with and into TerraForm Power, with TerraForm Power continuing as the surviving corporation in the Merger. Immediately following the consummation of the Merger, there were 148,086,027 Class A shares of TerraForm Power outstanding, which excludes 138,402 Class A shares that were issued and held in treasury to pay applicable employee tax withholdings for RSUs held by employees that vested upon the consummation of the Merger. As a result of the Merger, Orion Holdings acquired 51% of TerraForm Power’s outstanding Class A shares.

Prior to the consummation of the Merger, SunEdison was the indirect holder of 100% of the shares of Class B common stock of TerraForm Power and held approximately 83.9% of the combined total voting power of the holders of TerraForm Power’s Class A common stock and Class B common stock. As contemplated by the Merger Agreement and in satisfaction of its obligations under the Settlement Agreement, SunEdison exchanged, effective immediately prior to the effective time of the Merger, all of the Class B units of Terra LLC held by it or any of its controlled affiliates for 48,202,310 Class A shares of TerraForm Power. Following completion of this exchange, all of the issued and outstanding shares of Class B common stock of TerraForm Power were automatically redeemed and retired. Pursuant to the Settlement Agreement, immediately following this exchange, the Company issued to SunEdison additional Class A shares such that immediately prior to the effective time of the Merger, SunEdison and certain of its affiliates held an aggregate number of Class A shares equal to 36.9% of TerraForm Power’s fully diluted share count (which was subject to proration based on the Merger consideration election results as discussed below). As a result of the Merger closing, TerraForm Power is no longer a controlled affiliate of SunEdison, Inc. and is now a controlled affiliate of Brookfield.

At the effective time of the Merger, each share of Class A common stock of TerraForm Power issued and outstanding immediately prior to the effective time of the Merger, with the exception of certain excluded shares, was converted into the right to, at the holder’s election and subject to proration as described below, either (i) receive $9.52 per Class A Share, in cash, without interest (the “Per Share Cash Consideration”) or (ii) retain one share of Class A common stock, par value $0.01 per share, of the surviving corporation (the “Per Share Stock Consideration,” and, together with the Per Share Cash Consideration, without duplication, the “Per Share Merger Consideration”). Issued and outstanding shares included shares issued in connection with the SunEdison Settlement Agreement as more fully described above and shares underlying outstanding RSUs of the Company under the Company’s 2014 Second Amended and Restated Long-Term Incentive Plan (the “2014 LTIP”). At the

effective time of the Merger, any vesting conditions applicable to any Company RSU outstanding immediately prior to the effective time of the Merger under the 2014 LTIP were automatically and without any required action on the part of the holder, deemed to be satisfied in full, and such Company RSU was canceled and converted into the right to receive the Per Share Merger Consideration, including the election of the Per Share Stock Consideration or the Per Share Cash Consideration in respect of each share (in the case of RSUs subject to performance conditions, with such conditions deemed satisfied at “target” levels), less any tax withholdings. The Per Share Stock Consideration was subject to proration in the event that the aggregate number of Class A Shares for which an election to receive the Per Share Stock Consideration exceeded 49% of the TerraForm Power fully diluted share count (the “Maximum Stock Consideration Shares”). Additionally, the Per Share Cash Consideration was subject to proration in the event that the aggregate number of Class A shares for which an election to receive the Per Share Cash Consideration exceeded the TerraForm Power fully diluted share count minus (i) the Maximum Stock Consideration Shares, (ii) any Class A shares currently held by affiliates of Brookfield, and (iii) any shares for which the holders seek appraisal under Delaware law. Based on the results of the consideration election, the elections of the Per Share Stock Consideration were oversubscribed and the proration ratio was 62.6%, which meant that stockholders electing to receive 100% of their merger consideration in stock retained 62.6% of their Class A shares in the Merger and received cash consideration in respect of 37.4% of their shares.

On October 16, 2017, in connection with the consummation of the Merger, the Company entered into a registration rights agreement (the “SunEdison Registration Rights Agreement”) with SunEdison, Inc., SunEdison Holdings Corporation (“SHC”) and SUNE ML 1, LLC (“SML1”). The SunEdison Registration Rights Agreement governed the rights of SunEdison, Inc., SHC, SML1 and certain permitted assigns with respect to the registration for resale of Class A shares held by them immediately following the Merger. The Company registered these shares in December of 2017, and these shares were distributed by SunEdison, Inc., SHC and SML1 to certain creditors under the plan of reorganization in connection with SunEdison’s emergence from bankruptcy in December of 2017.

Upon the consummation of the Merger, the Company’s certificate of incorporation was amended and restated. TerraForm Power now has 100,000,000 authorized shares of preferred stock, par value $0.01 per share, and 1,200,000,000 authorized shares of Class A common stock, par value $0.01 per share. There are no other authorized classes of shares, and the Company does not have any issued shares of preferred stock.

Issuance of Class A Common Stock to Affiliates

On June 11, 2018, TerraForm Power entered into a Class A Common Stock Purchase Agreement (“Share Purchase Agreement”) with Orion Holdings and BBHC Orion Holdco L.P. (collectively, the “Purchasers”), both affiliates of Brookfield. Pursuant to the Share Purchase Agreement, the Purchasers purchased in a private placement a total of 60,975,609 shares of TerraForm Power’s Class A common stock for a price per share of $10.66, representing total consideration of approximately $650.0 million. No underwriting discounts or commissions were paid with respect to this private placement. These newly issued shares of TerraForm Power were not registered with the SEC in reliance on Section 4(a)(2) of the Securities Act and the acknowledgment of each of the Purchasers that it is an “accredited investor” within the meaning of Rule 501(a) of Regulation D of the Securities Act or a “qualified institutional buyer” under Rule 144A of the Securities Act. As a result of this private placement, affiliates of Brookfield now hold approximately 65% of TerraForm Power’s Class A common stock.

The proceeds of the offering were used by the Company to pay a portion of the purchase price of the Tendered Shares of Saeta. The purchase of $650 million of TerraForm Power’s Class A shares by the Purchasers was made pursuant to support agreement that the Company had entered into with Brookfield, dated February 6, 2018, and amended on May 28, 2018, at the previously agreed backstop price of $10.66 per share.

Issuance of Shares upon Final Resolution of Chamblee Class Action

On August 3, 2018, pursuant to the Merger Agreement, the Company issued 80,084 shares of Class A common stock to Orion Holdings in connection with the net losses incurred as a result of the final resolution of a securities class action under federal securities laws (the “Chamblee Class Action”). The net losses for the Chamblee Class Action include the $1.1 million contributed by the Company to the settlement but do not include the $13.6 million contributed by the Company’s insurers and certain attorneys’ fees that TerraForm Global reimbursed to the Company pursuant to the insurance allocation arrangements entered into with the Company in 2017.

Dividends

The following table presents cash dividends declared and/or paid on Class A common stock during the years ended December 31, 2018 and 2017. The Company did not declare or pay any dividends during the year ended December 31, 2016.

	Type	Dividends per Share	Declaration Date	Record Date	Payment Date
2018:
First Quarter	Ordinary	$0.19	February 6, 2018	February 28, 2018	March 30, 2018
Second Quarter	Ordinary	0.19	April 30, 2018	June 1, 2018	June 15, 2018
Third Quarter	Ordinary	0.19	August 13, 2018	September 1, 2018	September 15, 2018
Fourth Quarter	Ordinary	0.19	November 8, 2018	December 3, 2018	December 17, 2018
2017:
Fourth Quarter	Special[1]	1.94	October 6, 2017	October 16, 2017	October 17, 2017

(1)   On October 6, 2017, the Board declared the payment of a special cash dividend (the “Special Dividend”) to holders of record immediately prior to the effective time of the Merger in the amount of $1.94 per fully diluted share, which included the Company’s issued and outstanding Class A shares, Class A shares issued to SunEdison pursuant to the Settlement Agreement (more fully described above) and Class A shares underlying outstanding RSUs of the Company under the 2014 LTIP.

Share Repurchase Program

On July 31, 2018, the Board of Directors of the Company authorized a program to repurchase up to 5% of the Company’s Class A common stock outstanding as of July 31, 2018, through July 31, 2019. The timing and the amount of any repurchases of common stock will be determined by the Company’s management based on its evaluation of market conditions and other factors. Repurchases of common stock may be made under a Rule 10b5-1 plan, which would permit common stock to be repurchased when the Company might otherwise be precluded from doing so under insider trading laws, open market purchases, privately-negotiated transactions, block purchases or otherwise in accordance with applicable federal securities laws, including Rule 10b-18 under the Exchange Act. The program may be suspended or discontinued at any time and does not obligate the Company to purchase any minimum number of shares. Any repurchased common stock will be held by the Company as treasury shares. The Company expects to fund any repurchases from available liquidity.

As of December 31, 2018, no shares were repurchased under the program.

15. STOCK-BASED COMPENSATION

In March 2018, the Company implemented its 2018 Amended and Restated Long-Term Incentive Plan (the “2018 LTIP”), which is an equity incentive plan that provides for the award of incentive and nonqualified stock options, restricted stock awards (“RSAs”) and RSUs to employees and directors of the Company. The 2018 LTIP amended and restated the 2014 LTIP. During the years ended December 31, 2017 and 2016, the 2014 LTIP extended to employees and directors who also provided services to the Company’s affiliates, including SunEdison and TerraForm Global during the periods those companies were affiliates of the Company. The 2018 LTIP only applies to employees and directors of the Company. The maximum contractual term of an award is ten years from the date of grant. As of December 31, 2018, an aggregate of 3,822,821 shares of Class A common stock were available for issuance under the 2018 LTIP. Upon exercise of stock options or the vesting of RSUs, the Company will issue shares that have been previously authorized to be issued.

Historically, stock-based compensation costs related to equity awards in the Company’s stock were allocated to the Company, SunEdison and TerraForm Global based on the relative percentage of time that the personnel and directors spent providing services to the respective companies. As of January 1, 2017, the Company hired certain former employees of SunEdison who provided dedicated services to the Company. The amount of stock-based compensation expense related to equity awards in the Company’s stock which has been awarded to the Company’s employees was $11.3 million and $3.4 million for the years ended December 31, 2017 and 2016, respectively, and is reflected in the consolidated statements of operations within general and administrative expenses. The total amount of stock-based compensation cost related to equity awards in the Company’s stock which has been allocated to SunEdison and TerraForm Global was $3.4 million for the years ended December 31, 2017 and 2016, and was recognized as a distribution to SunEdison within Net SunEdison investment on the consolidated statements of stockholders’ equity with no impact to the Company’s consolidated statements of operations. Similarly, stock-based compensation costs related to equity awards in the stock of SunEdison, Inc. and TerraForm Global awarded to employees of the Company were allocated to the Company. The amount of stock-based compensation expense related to equity awards in the stock of SunEdison, Inc. and TerraForm Global that was allocated to the Company was $5.5 million and $2.7 million for the years ended December 31, 2017 and 2016, respectively, and is reflected in the consolidated statements of operations within general and administrative expenses - affiliate and has been treated as an equity contribution from SunEdison within Net SunEdison investment on the consolidated statements of stockholders’ equity. In July of 2017, the Bankruptcy Court approved SunEdison’s plan of reorganization which provided that all unvested equity awards in the stock of SunEdison, Inc. would be canceled. As a result, all previously unrecognized compensation cost pertaining to unvested equity awards in the stock of SunEdison, Inc. that were held by the Company’s employees of $2.2 million was allocated to the Company, which is reflected within the stock-based compensation expense amount for the year ended December 31, 2017.

Restricted Stock Awards

RSAs provide the holder with immediate voting rights, but are restricted in all other respects until vested. Upon a termination of employment for any reason, any unvested shares of Class A common stock held by the terminated participant will be forfeited. All unvested RSAs are paid dividends and distributions. There were no unvested RSAs as of December 31, 2017 and 2018.

The following table presents information regarding outstanding RSAs as of December 31, 2018 and changes during the year then ended:

	Number of RSAs Outstanding	Weighted-Average Grant-Date Fair Value Per Share	Aggregate Intrinsic Value (in millions)
Balance at January 1, 2017	366,195	$8.51
Vested	(366,195)	8.51
Balance as of December 31, 2017 and 2018	—	$—	$—

The total fair value of RSAs that vested during the years ended December 31, 2017 and 2016 was $4.3 million and $5.8 million, respectively. No RSAs were granted during those periods. As of December 31, 2018, there was no unrecognized compensation cost in relation to RSAs.

Restricted Stock Units

RSUs will not entitle the holders to voting rights and holders of the RSUs will not have any right to receive dividends or distributions. The following table presents information regarding outstanding RSUs as of December 31, 2018 and 2017 and changes during the year then ended:

	Number of RSUs Outstanding	Aggregate Intrinsic Value (in millions)	Weighted Average Remaining Contractual Life (In Years)
Balance at January 1, 2017	1,622,953
Granted	523,877
Vested	(1,414,857)
Forfeited	(731,973)
Balance as of December 31, 2017	—	$—	—
Granted	117,424
Forfeited	(14,124)
Balance as of December 31, 2018	103,300	$0.2	—

The total fair value of RSUs that vested during the years ended December 31, 2017 and 2016 was $16.7 million and $5.6 million, respectively. The weighted average fair value of RSUs on the date of grant during the same periods was $12.22 and $11.61, respectively. No RSUs vested during the year ended December 31, 2018 and the weighted-average fair value on the date of the grant was $11.15 per share. The unrecognized compensation cost related to the RSUs as of December 31, 2018 was $0.9 million. The vesting schedule of the RSUs awarded in 2018 is three years and the Company recognizes the grant-date fair value as a compensation cost on a straight-line basis over the vesting period.

As discussed in Note 1. Nature of Operations and Organization, on October 16, 2017, TerraForm Power consummated the Merger with certain affiliates of Brookfield. Pursuant to the 2014 LTIP, the Merger resulted in a change of control causing all unvested equity awards issued under the plan to vest. As a result, the Company recognized a $7.0 million stock-based compensation charge in the fourth quarter of 2017, which is reflected in the consolidated statements of operations within general and administrative expenses. The Company also recognized a $1.0 million charge related to allocated stock-based compensation costs for equity awards in the stock of TerraForm Global that vested upon the change of control of TerraForm Power. The charge is reflected in the consolidated statements of operations within general and administrative expenses - affiliate.

Time-based RSUs

During the years ended December 31, 2017 and 2016, the Company awarded 523,877 and 439,595 time-based RSUs, respectively, to certain employees and executive officers of SunEdison, TerraForm Global and the Company. The weighted average grant-date fair value of these time-based awards during the same periods was $6.4 million and $5.1 million, respectively, which was calculated based on the Company’s closing stock price on the respective dates of grant. The vesting schedules of the awarded RSUs ranged from six months to four years, and the Company was recognizing the grant-date fair value as compensation cost on a straight-line basis over the vesting period. During the year ended December 31, 2018, the Company did not award any time-based RSUs.

Performance-based RSUs

On July 28, 2015, SunEdison began recognizing expense related to 199,239 performance-based RSUs granted by the Company to certain employees of First Wind in connection with its acquisition by SunEdison on January 29, 2015. The performance-based awards were issued in three tranches covering the 2015, 2016 and 2017 fiscal year performance periods and were based on the achievement of targets related to additions to SunEdison’s renewable energy generation project development pipeline and backlog, the volume of renewable energy generation projects transferred into the Company or SunEdison’s warehouse vehicles and the achievement of cash available for distribution by wind power plants sold to the Company through the First Wind Acquisition agreement. The grant-date fair value of these awards was $6.2 million which was being recognized as compensation expense on a straight-line basis over the requisite service periods of one year for the 2015 tranche, two years for the 2016 tranche, and three years for the 2017 tranche. The grant-date fair value of these awards was calculated based on the Company’s stock price on the date of grant since meeting the requisite performance conditions was considered probable as of that date. As the achievement of these performance metrics was not considered probable as of the first quarter of 2016, all previously recognized compensation expense for the tranches covering 2015 and 2016 was reversed during the first quarter of 2016. These performance-based RSUs were all forfeited prior to the consummation of the Merger.

Stock Options

As of December 31, 2018 and 2017, there were no outstanding stock options and no unrecognized compensation cost in relation to stock options.

16. EARNINGS (LOSS) PER SHARE

Basic earnings (loss) per share is computed by dividing net income (loss) attributable to Class A common stockholders by the number of weighted average ordinary shares outstanding during the period. Diluted earnings (loss) per share is computed by adjusting basic income (loss) per share for the impact of weighted average dilutive common equivalent shares outstanding during the period, unless the impact is anti-dilutive. Common equivalent shares represent the incremental shares issuable for unvested restricted Class A common stock.

Unvested RSAs that contain non-forfeitable rights to dividends are treated as participating securities and are included in the earnings (loss) per share computation using the two-class method. The two-class method is an earnings allocation formula that treats participating securities as having rights to earnings that would otherwise have been available to common stockholders. This method determines loss per share based on dividends declared on common stock and participating securities (i.e. distributed earnings), as well as participation rights of participating securities in any undistributed earnings. Undistributed losses are not allocated to participating securities since they are not contractually obligated to share in the losses of the Company. The numerator for undistributed earnings (loss) per share is also adjusted by the amount of deemed dividends related to the accretion of redeemable non-controlling interest since the redemption value of the non-controlling interest was considered to be at an amount other than fair value (and was considered a right to an economic distribution that differed from other common stockholders) and as accretion adjustments were recognized in additional paid-in capital and not within net income (loss) attributable to Class A common stockholders.

Basic and diluted earnings (loss) per share of the Company’s Class A common stock for the years ended December 31, 2018, 2017 and 2016 was calculated as follows:

	Year Ended December 31,
(In thousands, except per share amounts)	2018	2017	2016
Basic and diluted (loss) earnings per share:
Net income (loss) attributable to Class A common stockholders	$12,380	$(160,154)	$(123,511)
Less: accretion of redeemable non-controlling interest	—	(6,729)	(3,962)
Less: dividends paid on Class A shares and participating RSAs	—	(285,497)	—
Undistributed income (loss) attributable to Class A shares	$12,380	$(452,380)	$(127,473)

Weighted average basic and diluted Class A shares outstanding[1]	182,239	103,866	90,815

Distributed earnings per share	$—	$2.75	$—
Undistributed earnings (loss) per share	0.07	(4.36)	(1.40)
Basic and diluted earnings (loss) per share	$0.07	$(1.61)	$(1.40)

(1)         The computation of diluted loss per share of the Company’s Class A common stock for the year ended December 31, 2018 excludes the impact of potentially dilutive unvested RSAs and RSUs outstanding during the year as the effect would have been anti-dilutive. As of December 31, 2017, there were no potentially dilutive unvested securities. The computation for diluted loss per share of the Company’s Class A common stock for the year ended December 31, 2016 excludes 459,800 of potentially dilutive unvested RSAs and 1,622,953 of potentially dilutive unvested RSUs because the effect would have been anti-dilutive.

17. NON-CONTROLLING INTERESTS

Non-controlling Interests

Non-controlling interests represent the portion of net assets in consolidated entities that are not owned by the Company in renewable energy facilities.

On December 22, 2017, the U.S. government enacted comprehensive tax legislation commonly referred to as the Tax Cuts and Jobs Act, which enacted major changes to the U.S. tax code, including a reduction in the U.S. federal corporate income tax rate from 35% to 21%, effective January 1, 2018. Since the 21% rate enacted in December 2017 went into effect on January 1, 2018, the HLBV methodology utilized by the Company to determine the value of its non-controlling interests began to use the new rate on that date. The HLBV method is a point in time estimate that utilizes inputs and assumptions in effect at each balance sheet date based on the liquidation provisions of the respective operating partnership agreements. For the year ended December 31, 2018, $151.2 million of the decline in the non-controlling interests balance and a corresponding allocation of net loss attributable to non-controlling interests was driven by this reduction in the tax rate used in the HLBV methodology used by the Company. In the calculation of the carrying values through HLBV, the Company allocated significantly lower amounts to certain non-controlling interests (i.e., tax equity investors) in order to achieve their contracted after-tax rate of return as a result of the reduction of the federal income tax rate from 35% to 21% as specified in the Tax Act.

Redeemable Non-controlling Interests

Non-controlling interests in subsidiaries that are redeemable either at the option of the holder or at fixed and determinable prices at certain dates are classified as redeemable non-controlling interests in subsidiaries between liabilities and stockholders’ equity in the consolidated balance sheets. The redeemable non-controlling interests in subsidiaries balance is determined using the hypothetical liquidation at book value method for the VIE funds or allocation of share of income or losses in other subsidiaries subsequent to initial recognition; however, the non-controlling interests balance cannot be less than the estimated redemption value.

During the second quarter of 2018, the Company discovered certain errors in its unaudited consolidated condensed financial statements for the periods ended March 31, 2018 and 2017, September 30, 2017, and June 30, 2017, and in its annual audited consolidated financial statements for the years ended December 31, 2017, 2016 and 2015. These errors relate to the Company’s accounting for certain intercompany transactions with non-wholly owned controlled subsidiaries and resulted in  overstatements of the allocation of net income attributable to the redeemable non-controlling interests with corresponding understatements of the allocation of net income attributable to Class A common stockholders and non-controlling interests. The Company’s management assessed the impact of these adjustments and concluded the impact on the prior period financial statements was immaterial to each of the affected reporting periods and therefore amendment of previously filed reports was not required. However, the correction of the cumulative amount of the prior period errors would have been material to the current year consolidated financial statements and therefore, the Company corrected these errors in the prior periods included herein. These errors occurred between July 1, 2015, and March 31, 2018, therefore, there is no cumulative effect on the Company’s consolidated financial statements as of January 1, 2015. The correction had no impact on the previously reported amounts of consolidated cash flows from operating, investing or financing activities. The prior periods’ amounts related to the corrected balances have been revised as disclosed in the Company’s Quarterly Reports on Form 10-Q for each of the quarters ended June 30, 2018 and September 30, 2018, with sufficient information describing the nature of the changes that were made to the historical consolidated condensed financial statements.

The tables below summarize the effect of the corrections of the previously reported annual consolidated financial statement line items:

	December 31, 2017
Consolidated Balance Sheet (In thousands)	As Previously Reported	Adjustment	Revised
Deferred income taxes	$18,636	$6,336	$24,972
Total liabilities	3,958,313	6,336	3,964,649

Redeemable non-controlling interests	58,340	(23,680)	34,660

Additional paid-in capital	1,866,206	5,919	1,872,125
Accumulated deficit	(398,629)	11,425	(387,204)
Total TerraForm Power, Inc. stockholders’ equity	1,510,369	17,344	1,527,713
Total stockholders’ equity	2,370,368	17,344	2,387,712

	December 31, 2016
Consolidated Balance Sheet (In thousands)	As Previously Reported	Adjustment	Revised
Deferred income taxes	$27,723	$2,897	$30,620
Total liabilities	4,807,499	2,897	4,810,396

Redeemable non-controlling interests	180,367	(14,392)	165,975

Accumulated deficit	(234,440)	7,390	(227,050)
Total TerraForm Power, Inc. stockholders’ equity	1,252,957	7,390	1,260,347
Non-controlling interests	1,465,042	4,105	1,469,147
Total stockholders’ equity	2,717,999	11,495	2,729,494

Consolidated Statements of Operations and Comprehensive (Loss) Income	Twelve Months Ended December 31, 2015			Twelve Months Ended December 31, 2016			Twelve Months Ended December 31, 2017
(In thousands, except per share amounts)	As Previously Reported	Adjustment	Revised	As Previously Reported	Adjustment	Revised	As Previously Reported	Adjustment	Revised
Income tax (benefit) expense	$(13,241)	$657	$(12,584)	$494	$2,240	$2,734	$(23,080)	$3,439	$(19,641)
Net loss	(208,135)	(657)	(208,792)	(241,507)	(2,240)	(243,747)	(232,864)	(3,439)	(236,303)
Net loss subsequent to IPO and excluding pre-acquisition net loss of renewable energy facilities acquired from SunEdison	(209,745)	(657)	(210,402)	(241,507)	(2,240)	(243,747)	(232,864)	(3,439)	(236,303)
Net income attributable to redeemable non-controlling interests	8,512	(2,509)	6,003	18,365	(11,883)	6,482	10,884	(9,288)	1,596
Net loss attributable to non-controlling interest	(138,371)	798	(137,573)	(130,025)	3,307	(126,718)	(79,559)	1,814	(77,745)
Net loss attributable to Class A common stockholders	(79,886)	1,054	(78,832)	(129,847)	6,336	(123,511)	(164,189)	4,035	(160,154)
Loss per share of Class A common stock - Basic and diluted	(1.25)	0.01	(1.24)	(1.47)	0.07	(1.40)	(1.65)	0.04	(1.61)
Total comprehensive loss	(195,005)	(657)	(195,662)	(240,665)	(2,240)	(242,905)	(192,458)	(3,439)	(195,897)
Comprehensive loss subsequent to IPO and excluding pre-acquisition comprehensive income (loss) of renewable energy facilities acquired from SunEdison	(236,631)	(657)	(237,288)	(240,665)	(2,240)	(242,905)	—	—	—
Comprehensive loss attributable to non-controlling interests	(141,266)	(1,711)	(142,977)	(110,830)	(8,576)	(119,406)	(54,018)	(7,474)	(61,492)
Comprehensive loss attributable to Class A common stockholders	(95,365)	1,054	(94,311)	(129,835)	6,336	(123,499)	$(138,440)	$4,035	$(134,405)

The following table presents the activity of the redeemable non-controlling interests balance for the years ended December 31, 2018, 2017 and 2016:

(In thousands)	Redeemable Non- controlling Interests
Balance as of December 31, 2015	$173,202
Sale of membership interests and contributions	1,011
Distributions	(10,764)
Repurchase of redeemable non-controlling interest in renewable energy facility	(7,918)
Accretion	3,962
Net income	6,482
Balance as of December 31, 2016	$165,975
Distributions	(7,818)
Accretion	6,729
Net income	1,596
Reclassification of Invenergy Wind Interest to non-controlling interests[1]	(131,822)
Balance as of December 31, 2017	$34,660
Cumulative-effect adjustment[2]	(4,485)
Distributions	(2,458)
Consolidation of redeemable non-controlling interests in acquired renewable energy facilities	55,117
Repurchases of redeemable non-controlling interests, net	(58,014)
Net income	9,209
Exchange differences	(534)
Balance as of December 31, 2018	$33,495

(1)         The Company recorded a $6.7 million and $4.0 million adjustment during the years ended December 31, 2017 and 2016, respectively, to the value of the Invenergy Wind redeemable non-controlling interest, reflecting the excess of the future redemption value over its carrying amount based on SEC guidance in ASC 480-10-S99-3A. Historically, the Company was accreting the redemption value of the Invenergy Wind redeemable non-controlling interest over the redemption period using the straight-line method and accretion adjustments were recorded against additional paid-in capital. As part of the Settlement Agreement, the Option Agreement between Terra LLC and Sun Edison LLC with respect to Invenergy Wind’s remaining 9.9% interest in certain subsidiaries of the Company was rejected upon the consummation of the Merger with affiliates of Brookfield on October 16, 2017. As a result, the Company is no longer obligated to perform on its Option Agreement, and as of October 16, 2017, the Invenergy Wind non-controlling interest amount of $131.8 million was no longer considered redeemable and was reclassified to non-controlling interests as of such date. The redemption adjustments recorded in additional paid-in capital will remain in additional paid-in capital.

(2)         See discussion in Note 2. Summary of Significant Accounting Policies regarding the Company’s adoption of ASU No. 2014-09 and ASU No. 2016-08 as of January 1, 2018.

18. COMMITMENTS AND CONTINGENCIES

Letters of Credit

The Company’s customers, vendors and regulatory agencies often require the Company to post letters of credit in order to guarantee performance under relevant contracts and agreements. The Company is also required to post letters of credit to secure obligations under various swap agreements and leases and may, from time to time, decide to post letters of credit in lieu of cash deposits in reserve accounts under certain financing arrangements. The amount that can be drawn under some of these letters of credit may be increased from time to time subject to the satisfaction of certain conditions. As of December 31, 2018, the Company had outstanding letters of credit under the Revolver of $99.5 million and outstanding project-level letters of credit of $197.7 million compared to $102.6 million and $147.0 million as of December 31, 2017, respectively.

Guarantee Agreements

The Company and its subsidiaries have provided guarantees to certain of its institutional tax equity investors and financing parties in connection with its tax equity financing transactions. These guarantees do not guarantee the returns targeted by the tax equity investors or financing parties, but rather support any potential indemnity payments payable under the tax equity agreements, including related to management of tax partnerships and recapture of tax credits or renewable energy grants in connection with transfers of the Company’s direct or indirect ownership interests in the tax partnerships to entities that are not qualified to receive those tax benefits. The Company believes that the likelihood of a significant recapture event of the tax credits is remote and accordingly has not recorded any liability in the consolidated financial statements for any potential recapture obligation.

The Company and its subsidiaries have also provided guarantees in connection with acquisitions of third party assets or to support project contractual obligations, including renewable energy credit sales agreements. The Company and its subsidiaries have also provided other capped or limited contingent guarantees and other support obligations with respect to certain project-level indebtedness.

Commitments to Acquire Renewable Energy Facilities

As of December 31, 2018, the Company had a commitment of $3.4 million to acquire renewable energy facilities.

Operating Leases

The Company leases land and buildings under operating leases. Total rental expense was $21.2 million, $21.0 million and $23.5 million during the years ended December 31, 2018, 2017 and 2016, respectively. The following table summarizes the Company’s future commitments under operating leases as of December 31, 2018:

(In thousands)	2019	2020	2021	2022	2023	Thereafter	Total
Rent	$20,002	$20,005	$20,241	$20,410	$20,577	$331,425	$432,660

Long-Term Service Agreement

On August 10, 2018, the Company executed an 11-year framework agreement with an affiliate of General Electric that, among other things, provides for the roll out, subject to receipt of third party consents, of project level, long-term service agreements (collectively, the “LTSA”) for turbine operations and maintenance, as well as other balance of plant services across the Company’s 1.6 GW North American wind fleet. The Company is in the process of obtaining third party consents for the roll out of the LTSA, which may include the early termination of certain of the Company’s existing service contracts.

Legal Proceedings

The Company is not a party to any material legal proceedings other than various administrative and regulatory proceedings arising in the ordinary course of the Company’s business or as described below. While the Company cannot predict with certainty the ultimate resolution of such proceedings or other claims asserted against the Company, certain of the claims, if adversely concluded, could result in substantial damages or other relief.

Claim relating to First Wind Acquisition

On May 27, 2016, D.E. Shaw Composite Holdings, L.L.C. and Madison Dearborn Capital Partners IV, L.P., as the representatives of the sellers (the “First Wind Sellers”) filed an amended complaint for declaratory judgment against TerraForm Power and Terra LLC in the Supreme Court of the State of New York alleging breach of contract with respect to the Purchase and Sale Agreement, dated as of November 17, 2014 (the “FW Purchase Agreement”) between, among others, SunEdison, TerraForm Power and Terra LLC and the First Wind Sellers. The amended complaint alleges that Terra LLC and SunEdison became jointly obligated to make $231.0 million in earn-out payments in respect of certain development assets SunEdison acquired from the First Wind Sellers under the FW Purchase Agreement, when those payments were purportedly accelerated by SunEdison’s bankruptcy and by the resignations of two SunEdison employees. The amended complaint further alleges that TerraForm Power, as guarantor of certain Terra LLC obligations under the FW Purchase Agreement, is liable for this sum. The defendants filed a motion to dismiss the amended complaint on July 5, 2016, on the ground that, among other things, SunEdison is a necessary party to this action. The plaintiffs filed an opposition to the motion to dismiss on August 22, 2016. The Company filed its reply on September 12, 2016. A hearing on the motion to dismiss took place on January 24, 2017. On February 6, 2018, the court denied the Company’s motion to dismiss. In January 2019, a pre-trial schedule was agreed between Terra LLC and the plaintiffs and approved by the Court that provided for fact discovery and depositions. The Company cannot predict the impact on this litigation of any information that may become available in discovery.

The Company believes the First Wind Sellers’ allegation is without merit and will contest the claim and allegations vigorously. However, the Company cannot predict with certainty the ultimate resolution of any proceedings brought in connection with such a claim.

Whistleblower Complaint By Francisco Perez Gundin

On May 18, 2016, the Company’s former Director and Chief Operating Officer, Francisco Perez Gundin (“Mr. Perez”), filed a complaint against the Company, TerraForm Global and certain individuals, with the United States Department of Labor. The complaint alleges that the defendants engaged in a retaliatory termination of Mr. Perez’s employment after he allegedly voiced concerns to SunEdison’s Board of Directors about public representations made by SunEdison officers regarding SunEdison’s liquidity position, and after he allegedly voiced his opposition to transactions that he alleges were self-interested and which he alleges SunEdison forced on the Company. He alleges that the Company participated in SunEdison’s retaliatory termination by constructively terminating his position as Chief Operating Officer of the Company in connection with SunEdison’s constructive termination of his employment. He seeks lost wages, bonuses, benefits, and other money that he alleges that he would have received if he had not been subjected to the allegedly retaliatory termination. The Company’s Position Statement in response to the complaint was filed in October of 2016.

On February 21, 2017, Mr. Perez filed Gundin v. TerraForm Global, Inc. et al. against TerraForm Power, TerraForm Global and certain individuals as defendants in the United States District Court for the District of Maryland. The complaint asserts claims for retaliation, breach of the implied covenant of good faith and fair dealing and promissory estoppel based on the same allegation in Mr. Perez’s Department of Labor complaint. On March 15, 2017, the Company filed notice with the Judicial Panel on Multidistrict Litigation to transfer this action to the U.S. District Court for the Southern District of New York (“SDNY”) where other cases not involving the Company relating to the SunEdison bankruptcy are being tried. The plaintiff did not oppose the transfer, which was approved by the Judicial Panel on Multidistrict Litigation. On November 6, 2017, TerraForm Power and the other defendants filed a motion to dismiss Mr. Perez’s complaint, and Mr. Perez filed a response on December 21, 2017. On March 8, 2018, Mr. Perez voluntarily dismissed the federal action without prejudice, which would permit the action to be refiled. On December 27, 2018, the proceeding before the Department of Labor was dismissed which Mr. Perez appealed on January 25, 2019.

The Company reserved for its estimated loss related to this complaint in 2016, which was not considered material to the Company’s consolidated results of operations, and this amount remains accrued as of December 31, 2018. However, the Company is unable to predict with certainty the ultimate resolution of these proceedings.

Whistleblower Complaint By Carlos Domenech Zornoza

On May 10, 2016, the Company’s former Director and Chief Executive Officer, Carlos Domenech Zornoza (“Mr. Domenech”), filed a complaint against the Company, TerraForm Global and certain individuals, with the United States Department of Labor. The complaint alleges that the defendants engaged in a retaliatory termination of Mr. Domenech’s employment on November 20, 2015 after he allegedly voiced concerns to SunEdison’s Board of Directors about public representations made by SunEdison officers regarding SunEdison’s liquidity position, and after he allegedly voiced his opposition to transactions that he alleges were self-interested and which he alleges SunEdison forced on the Company. He alleges that the Company participated in SunEdison’s retaliatory termination by terminating his position as Chief Executive Officer of the Company in connection with SunEdison’s termination of his employment. He seeks lost wages, bonuses, benefits, and other money that he alleges that he would have received if he had not been subjected to the allegedly retaliatory termination. The Company’s Position Statement in response to the complaint was filed in October of 2016.

On February 21, 2017, Mr. Domenech filed Domenech Zornoza v. TerraForm Global, Inc. et. al against TerraForm Power, TerraForm Global and certain individuals as defendants in the United States District Court for the District of Maryland. The complaint asserts claims for retaliation, breach of the implied covenant of good faith and fair dealing and promissory estoppel based on the same allegations in Mr. Domenech’s Department of Labor complaint. On March 15, 2017, the Company filed notice with the Judicial Panel on Multidistrict Litigation to transfer this action to the SDNY where other cases not involving the Company relating to the SunEdison bankruptcy are being tried. The plaintiff opposed the transfer. However, the transfer was approved by the Judicial Panel on Multidistrict Litigation. On November 6, 2017, TerraForm Power and the other defendants filed a motion to dismiss Mr. Domenech’s complaint, and Mr. Domenech filed a response on December 21, 2017. On March 8, 2018, Mr. Domenech voluntarily dismissed the federal action without prejudice, which would permit the action to be refiled. On August 16, 2018, Mr. Domenech refiled his complaint with the United States District Court for the District of Maryland and on October 17, 2018, the Company filed notice with the Judicial Panel on Multidistrict Litigation to transfer this action to the SDNY. The Plaintiff opposed the transfer. The proceeding before the Department of Labor is pending.

The Company reserved for its estimated loss related to this complaint in 2016, which was not considered material to the Company’s consolidated results of operations, and this amount remains accrued as of December 31, 2018. However, the Company is unable to predict with certainty the ultimate resolution of these proceedings.

Chile Project Arbitration

On September 5, 2016, Compañía Minera del Pacífico (“CMP”) submitted demands for arbitration against the subsidiary of the Company that owns its solar project located in Chile and against the latter’s immediate holding company to the Santiago Chamber of Commerce’s Center for Arbitration and Mediation (“CAM”). The demands allege, among other things, that the Chile project was not built, operated and maintained according to the relevant standards using prudent utility practices as required by the electricity supply agreement (the “Contract for Difference”) between the parties, entitling them to terminate the Contract for Difference. CMP further alleges that it is entitled to damages based on alleged breaches of a call option agreement entered into by the parties. Both respondents delivered their initial responses to the CAM on November 7, 2016. The proceedings are currently in the evidentiary phase. The Company believes these claims are without merit and intends to continue to contest them vigorously. However, the Company cannot predict with certainty the ultimate resolution of the arbitral proceedings brought in connection with these claims.

Issuance of Shares upon Final Resolution of Certain Litigation Matters

Pursuant to the Merger Agreement, the Company has agreed to issue additional shares of Class A common stock to Orion Holdings for no additional consideration in respect of the Company’s net losses, such as out-of-pocket losses, damages, costs, fees and expenses, in connection with the obtainment of a final resolution of certain specified litigation matters (being the Chamblee Class Action and the litigation brought by the First Wind Sellers, Mr. Perez and Mr. Domenech described above) within a prescribed period following the final resolution of such matters. The number of additional shares of Class A common stock to be issued to Orion Holdings is subject to a pre-determined formula as set forth in the Merger Agreement and is described in greater detail in the Company’s Definitive Proxy Statement filed on Schedule 14A with the SEC on September 6, 2017. The issuance of additional shares to Orion Holdings would dilute the holdings of the Company’s common stockholders and may negatively affect the value of the Company’s common stock.

On August 3, 2018, pursuant to the Merger Agreement, the Company issued 80,084 shares of Class A common stock to Orion Holdings in connection with the net losses incurred for final resolution of the Chamblee Securities Class Action mentioned above. The net losses for the Chamblee Class Action include the $1.1 million contributed by the Company to the settlement but do not include the $13.6 million contributed by the Company’s insurers and certain attorneys’ fees that TerraForm Global reimbursed to the Company pursuant to the insurance allocation arrangements entered into with the Company in 2017.

As of the date hereof, the Company is unable to predict the quantum of any net losses arising from any of the litigation brought by the First Wind Sellers, Mr. Perez or Mr. Domenech described above or the number of additional shares, if any, that may be required to be issued to Orion Holdings pursuant to the terms of the Merger Agreement in connection with any final resolution of such matters.

Other matters

Two of the Company’s project level subsidiaries are parties to litigation that is seeking to recover alleged underpayments of tax grants under Section 1603 of the American Recovery and Reinvestment Tax Act from the U.S. Department of Treasury (“U.S. Treasury”). The U.S. Treasury counterclaimed and both claims went to trial in the Court of Federal Claims in July 2018. In January 2019, the Court of Federal Claims entered judgments against each project company for approximately $10.0 million in the aggregate, which may be appealed. The project companies expect that losses, if any, arising from these claims would be covered pursuant to an indemnity and, accordingly, the Company recognized a corresponding indemnification asset within prepaid expenses and other current assets in the consolidated balance sheets as of December 31, 2018.

19. RELATED PARTIES

As discussed in Note 1. Nature of Operations and Organization, prior to the consummation of the Merger, TerraForm Power was a controlled affiliate of SunEdison. As a result of the consummation of the Merger on October 16, 2017, a change of control of TerraForm Power occurred, and Orion Holdings, which is an affiliate of Brookfield, came to hold 51% of the voting securities of TerraForm Power immediately following the consummation of the Merger. As a result of the Merger closing, TerraForm Power was no longer a controlled affiliate of SunEdison and became a controlled affiliate of Brookfield.

As discussed in Note 1. Nature of Operations and Organization, SunEdison transferred all of the outstanding IDRs of Terra LLC held by SunEdison or certain of its affiliates to Brookfield IDR Holder at the effective time of the Merger, and the Company and Brookfield IDR Holder entered into an amended and restated limited liability company agreement of Terra LLC as discussed below under Brookfield Sponsorship Transaction, which adjusted the distribution thresholds and percentages applicable to the IDRs.

Brookfield Sponsorship Transaction

As discussed in Note 1. Nature of Operations and Organization, pursuant to the Merger Agreement, at or prior to the effective time of the Merger that occurred on October 16, 2017, the Company and Orion Holdings (or one of its affiliates), among other parties, entered into a suite of agreements providing for sponsorship arrangements, as are more fully described below.

Brookfield Master Services Agreement

In connection with the consummation of the Merger, the Company entered into a master services agreement (the “Brookfield MSA”) with Brookfield and certain affiliates of Brookfield (collectively, the “MSA Providers”) pursuant to which the MSA Providers provide certain management and administrative services to the Company, including the provision of strategic and investment management services. As consideration for the services provided or arranged for by Brookfield and certain of its affiliates pursuant to the master services agreement, the Company pays a base management fee on a quarterly basis that is paid in arrears and calculated as follows:

•                  for each of the first four quarters following the closing date of the Merger, a fixed component of $2.5 million per quarter (subject to proration for the quarter including the closing date of the Merger) plus 0.3125% of the market capitalization value increase for such quarter;

•                  for each of the next four quarters, a fixed component of $3.0 million per quarter adjusted annually for inflation plus 0.3125% of the market capitalization value increase for such quarter; and

•                  thereafter, a fixed component of $3.75 million per quarter adjusted annually for inflation plus 0.3125% of the market capitalization value increase for such quarter.

For purposes of calculating the quarterly payment of the base management fee, the term market capitalization value increase means, for any quarter, the increase in value of the Company’s market capitalization for such quarter, calculated by multiplying the number of outstanding shares of Class A common stock as of the last trading day of such quarter by the difference between (x) the volume-weighted average trading price of a share of Class A common stock for the trading days in such quarter and (y) $9.52. If the difference between (x) and (y) in the market capitalization value increase calculation for a quarter is a negative number, then the market capitalization value increase is deemed to be zero.

Pursuant to the Brookfield MSA, the Company recorded a $14.6 million and $3.4 million charge within general and administrative expenses - affiliate in the consolidated statements of operations for the year ended December 31, 2018 and 2017, respectively. The balance payable under the Brookfield MSA was $4.2 million and $3.4 million in the consolidated balance sheets as of December 31, 2018 and 2017.

Sponsor Line Agreement

On October 16, 2017, TerraForm Power entered into the Sponsor Line with Brookfield and one of its affiliates. The Sponsor Line establishes a $500.0 million secured revolving credit facility and provides for the lenders to commit to make LIBOR loans to the Company during a period not to exceed three years from the effective date of the Sponsor Line (subject to acceleration for certain specified events). The Company may only use the revolving Sponsor Line credit facility to fund all or a portion of certain funded acquisitions or growth capital expenditures. The Sponsor Line will terminate, and all obligations thereunder will become payable, no later than October 16, 2022.

Borrowings under the Sponsor Line bear interest at a rate per annum equal to a LIBOR rate determined by reference to the costs of funds for U.S. dollar deposits for the interest period relevant to such borrowing adjusted for certain additional costs, in each case plus 3.00% per annum. In addition to paying interest on outstanding principal under the Sponsor Line, the Company is required to pay a standby fee of 0.50% per annum in respect of the unutilized commitments thereunder, payable quarterly in arrears. As a consideration for entering into the Sponsor Line credit facility, the Company paid Brookfield an upfront fee of $5.0 million representing 1% of the credit facility amount during the year ended December 31, 2017, which is recorded within other assets in the consolidated balance sheets.

The Company is permitted to voluntarily reduce the unutilized portion of the commitment amount and repay outstanding loans under the Sponsor Line at any time without premium or penalty, other than customary “breakage” costs. TerraForm Power’s obligations under the Sponsor Line are secured by first-priority security interests in substantially all assets of TerraForm Power, including 100% of the capital stock of Terra LLC, in each case subject to certain exclusions set forth in the credit documentation governing the Sponsor Line.

During the year ended December 31, 2018 the Company made two draws on the Sponsor Line totaling $86 million that were used to fund the acquisition of Saeta and repaid such amounts. As of December 31, 2018 and December 31, 2017, respectively, there were no amounts drawn under the Sponsor Line. Total interest expense incurred on the Sponsor Line for the years ended December 31, 2018 and 2017 amounted to $5.2 million and $0.9 million, respectively.

Relationship Agreement

In connection with the consummation of the Merger, the Company entered into a relationship agreement (the “Relationship Agreement”) with Brookfield, which governs certain aspects of the relationship between Brookfield and the Company. Pursuant to the Relationship Agreement, Brookfield agrees that the Company will serve as the primary vehicle through which Brookfield and certain of its affiliates will own operating wind and solar assets in North America and Western Europe and that Brookfield will provide, subject to certain terms and conditions, the Company with a right of first offer on certain operating wind and solar assets that are located in such countries and developed by persons sponsored by or under the control of Brookfield. The rights of the Company under the Relationship Agreement are subject to certain exceptions and consent rights set out therein. See Item 1A. Risk Factors. Risks Related to our Relationship with Brookfield.

Governance Agreement

In connection with the consummation of the Merger, the Company entered into a governance agreement (the “Governance Agreement”) with Orion Holdings and any controlled affiliate of Brookfield (other than the Company and its controlled affiliates) that by the terms of the Governance Agreement from time to time becomes a party thereto. The Governance Agreement establishes certain rights and obligations of the Company and controlled affiliates of Brookfield that own voting securities of the Company relating to the governance of the Company and the relationship between such affiliates of Brookfield and the Company and its controlled affiliates. On June 11, 2018, Orion Holdings, Brookfield BRP Holdings (Canada) Inc. and the Company entered into a Joinder Agreement pursuant to which Brookfield BRP Holdings (Canada) Inc. became a party to the Governance Agreement. On June 29, 2018, a second Joinder Agreement was entered into among Orion Holdings, Brookfield BRP Holdings (Canada) Inc., BBHC Orion Holdco L.P. and the Company pursuant to which BBHC Orion Holdco L.P. became a party to the Governance Agreement.

Brookfield Registration Rights Agreement

The Company also entered into a registration rights agreement (the “Brookfield Registration Rights Agreement”) on October 16, 2017 with Orion Holdings. The Brookfield Registration Rights Agreement governs Orion Holdings’ and the Company’s rights and obligations with respect to the registration for resale of all or a part of the Class A shares that Orion Holdings now holds following the Merger. On June 11, 2018, Orion Holdings, Brookfield BRP Holdings (Canada) Inc. and the Company entered into a Joinder Agreement pursuant to which Brookfield BRP Holdings (Canada) Inc. became a party to the Registration Rights Agreement. On June 29, 2018, a second Joinder Agreement was entered into among Orion Holdings, Brookfield BRP Holdings (Canada) Inc., BBHC Orion Holdco L.P. and the Company pursuant to which BBHC Orion Holdco L.P. became a party to the Registration Rights Agreement.

Amended and Restated Terra LLC Agreement

As discussed above, SunEdison transferred all of the outstanding IDRs of Terra LLC held by SunEdison or certain of its affiliates to Brookfield IDR Holder at the effective time of the Merger, and the Company and Brookfield IDR Holder entered into an amended and restated limited liability company agreement of Terra LLC (as amended from time to time, the “New Terra LLC Agreement”). The New Terra LLC Agreement, among other things, reset the IDR thresholds of Terra LLC to establish a first distribution threshold of $0.93 per share of Class A common stock and a second distribution threshold of $1.05 per share of Class A common stock. As a result of the New Terra LLC Agreement, amounts distributed from Terra LLC are distributed on a quarterly basis as follows:

•                  first, to the Company in an amount equal to the Company’s outlays and expenses for such quarter;

•                  second, to holders of Class A units, until an amount has been distributed to such holders of Class A units that would result, after taking account of all taxes payable by the Company in respect of the taxable income attributable to such distribution, in a distribution to holders of shares of Class A common stock of $0.93 per share (subject to adjustment for distributions, combinations or subdivisions of shares of Class A common stock) if such amount were distributed to all holders of shares of Class A common stock;

•                  third, 15% to the holders of the IDRs and 85% to the holders of Class A units until a further amount has been distributed to holders of Class A units in such quarter that would result, after taking account of all taxes payable by the Company in respect of the taxable income attributable to such distribution, in a distribution to holders of shares of Class A common stock of an additional $0.12 per share (subject to adjustment for distributions, combinations or subdivisions of shares of Class A common stock) if such amount were distributed to all holders of shares of Class A common stock; and

•                  thereafter, 75% to holders of Class A units and 25% to holders of the IDRs.

The Company made no IDR payments during the years ended December 31, 2018 and 2017.

Other Brookfield Transactions and Agreements

Acquisition of Saeta

On June 11, 2018, pursuant to a support agreement between Brookfield and the Company, Orion Holdings and BBHC Orion Holdco L.P. entered into a Class A Common Stock Purchase Agreement pursuant to which they collectively purchased in a private placement a total of 60,975,609 shares of TerraForm Power’s Class A common stock for a price per share of $10.66, representing total consideration of approximately $650.0 million. As a result of this private placement affiliates of Brookfield held approximately 65% of TerraForm Power’s Class A common stock.

In connection with a bank guarantee issued in support of the Saeta acquisition (Note 4. Acquisitions and Dispositions), Brookfield provided credit support to the Company, and the Company agreed to pay a fee to Brookfield equal to 50% of the savings realized by the Company as a result of Brookfield’s provision of credit support, which amounted to $2.9 million and was paid in the second quarter of 2018.

During the year ended December 31, 2018, the Company paid an affiliate of Brookfield $4.0 million for services and fees paid on behalf of the Company by affiliates of Brookfield in relation to the acquisition of Saeta. These costs primarily represent investment banker advisory fees and professional fees for legal and accounting services.

New York Office Lease & Co-tenancy Agreement

In May 2018 and in connection with the relocation of the Company’s corporate headquarters to New York City, the Company entered into a lease for office space and related co-tenancy agreement with affiliates of Brookfield for a ten-year term. The Company recorded $0.8 million of charges within general and administrative expenses - affiliate in the consolidated statements of operations during the year ended December 31, 2018.

Recovery of Short-swing Profit Claim

During the year ended December 31, 2018, the Company received $3.7 million from Brookfield and certain of its affiliates for the settlement of claims relating to certain transactions under Section 16 (b) of the Exchange Act. The Company recognized the net proceeds of $3.0 million as a capital contribution from a stockholder and recorded it as an increase to additional paid-in capital, which is reflected within the other line in the consolidated statements of stockholders’ equity for the year ended December 31, 2018.

Commodity Contracts

During the year December 31, 2018, the Company entered into agreements with an affiliate of Brookfield regarding the financial swap of certain commodity contracts. These agreements were entered on a purely flow-through, cost-reimbursement basis, and did not result in any fees or other amounts payable by the Company to any Brookfield affiliate. As of December 31, 2018, a total of $1.2 million was paid pursuant to these agreements on a cost-reimbursement basis by the Company to the Brookfield counterparty.

Chamblee Class Action Settlement

As discussed in Note 14. Stockholders’ Equity, on August 3, 2018, pursuant to the Merger Agreement, the Company issued 80,084 shares of Class A common stock to Orion Holdings in connection with the net losses incurred as a result of the final resolution of the Chamblee Class Action.

Due from affiliate

The $0.2 million and $4.4 million due from affiliate amounts reported in the consolidated balance sheets as of December 31, 2018 and 2017, respectively, each represents a receivable from TerraForm Global, as a result of payments made by the Company on its behalf regarding rent for its shared former corporate headquarters, compensation for certain employees that provided services to both companies and certain information technology services, of which a net $4.8 million was received during the year ended December 31, 2018. There was no right of set-off with respect to these receivables from TerraForm Global and the payables to the other Brookfield affiliates described herein, and thus these amounts were separately reported in due from affiliate in the consolidated balance sheets.

Due to affiliates

The $7.0 million due to affiliates amount reported in the consolidated balance sheets as of December 31, 2018, primarily represents payables to affiliates of Brookfield of $4.2 million for the Brookfield MSA quarterly base management fee for the fourth quarter of 2018 and $2.8 million for leasehold improvements, rent, office charges and other services associated with the transition to the Company’s new corporate headquarters during 2018.

As of December 31, 2017, the $4.0 million due to affiliates amount represented a $3.4 million payable for the Brookfield MSA quarterly base management fee and $0.6 million of accrued standby fee interest that was payable to a Brookfield affiliate under the Sponsor Line. These 2017 year-end payables were paid in the first quarter of 2018, as well as: (i) $10.4 million representing the management fee for the first nine months of 2018; (ii) $4.0 million for services and fees paid on behalf of the Company by affiliates of Brookfield in relation to the acquisition of Saeta; and (iii) $3.0 million of additional

Sponsor Line standby fee interest. Additionally, in connection with a bank guarantee issued in support of the Saeta acquisition, Brookfield provided credit support to the Company, and the Company agreed to pay a fee to Brookfield an amount equal to 50% of the savings realized by the Company as a result of Brookfield’s provision of credit support, which amounted to $2.9 million and was paid in the second quarter of 2018.

As discussed above, under the Settlement Agreement, the settlements and mutual intercompany releases became effective upon the consummation of the Merger with affiliates of Brookfield on October 16, 2017, and as a result, the Company wrote-off $15.7 million of payables to SunEdison as of such date. The write-off was recognized in additional paid-in capital as the entire settlement with SunEdison was accounted for as an equity transaction.

As a result of the SunEdison Bankruptcy, the Company recognized $1.8 million and $3.3 million loss within loss on investments and receivables - affiliate in the consolidated statements of operations for the years ended December 31, 2017 and 2016, respectively, related to the write-off of outstanding receivables from the SunEdison Debtors.

SunEdison Matters

SunEdison Bankruptcy and Settlement Agreement with SunEdison

As discussed in Note 1. Nature of Operations and Organization, TerraForm Power entered into the Settlement Agreement with SunEdison on March 6, 2017, which was approved by the Bankruptcy Court. The settlements, mutual intercompany releases and certain other terms and conditions became effective upon the consummation of the Merger with affiliates of Brookfield on October 16, 2017. The effectiveness of these Settlement Agreement provisions has resolved claims between TerraForm Power and SunEdison, including, among other things, claims of SunEdison against the Company for alleged fraudulent and preferential transfers and claims of the Company against SunEdison, including those outlined in the initial proof of claim filed by the Company in the SunEdison Bankruptcy on September 25, 2016 and on October 7, 2016. Under the Settlement Agreement, all such claims have been mutually released. Moreover, with certain limited exceptions, any agreements between SunEdison Debtors and SunEdison parties to the Settlement Agreement on the one hand and the Company on the other hand have been deemed rejected without further liability, claims or damages on the part of the Company. These exceptions included directors’ and officers’ liability insurance allocation agreements and certain corporate and project-level transition services agreements.

Historical Management Services Agreement with SunEdison

Historically, general and administrative expenses - affiliate primarily represented costs incurred by SunEdison for services provided to the Company pursuant to the management services agreement (the “SunEdison MSA”). Pursuant to the SunEdison MSA, SunEdison agreed to provide or arrange for other service providers to provide management and administrative services to the Company. As consideration for the services provided, the Company agreed to pay SunEdison a base management fee equal to 2.5% of the Company’s cash available for distribution in 2015, 2016 and 2017 but not to exceed $4.0 million in 2015, $7.0 million in 2016 or $9.0 million in 2017. Subsequent to the SunEdison Bankruptcy, SunEdison continued to provide some of these services, including services related to information technology, human resources, tax, treasury, finance and controllership, but stopped providing or reimbursing the Company for other services.

The Company entered into a corporate-level transition services agreement with SunEdison on September 7, 2017 that covered the services that SunEdison continued to provide under the SunEdison MSA and retroactively applied to transition services provided since February 1, 2017. The Company paid SunEdison certain monthly fees in exchange for these services at rates consistent with past practice. Amounts incurred by the Company under this transition services agreement with SunEdison and by SunEdison under the SunEdison MSA totaled $4.5 million and $12.0 million for the years ended December 31, 2017 and 2016, respectively, and are reported within general and administrative expenses - affiliate in the consolidated statements of operations. As discussed above, the SunEdison MSA was rejected without further liability, claims or damages on the part of the Company pursuant to the Settlement Agreement upon the closing of the Merger. The corporate-level transition services agreement was extended through the end of the fourth quarter of 2017 with respect to certain information technology services. Amounts incurred for these services subsequent to the Merger closing date on October 16, 2017 are included within general and administrative expenses in the consolidated statements of operations since SunEdison was no longer an affiliate of the Company.

Historical O&M and Asset Management Services with SunEdison

O&M services, as well as asset management services, were historically provided to the Company substantially by SunEdison pursuant to contractual agreements. The Company has completed its transition away from SunEdison for these services, with the exception of services provided to its 101.6 MW renewable energy facility in Chile. In the first half of 2017, the Company entered into certain transition services agreements with SunEdison to facilitate this transition. These transition services agreements allowed the Company, among other things, to hire employees of SunEdison that were performing these project-level services for the Company and to terminate project-level asset management and O&M services on 10 days advance notice. Total costs incurred for O&M and asset management services from SunEdison were $17.6 million and $26.7 million during the years ended December 31, 2017 and 2016, respectively, and are reported as cost of operations - affiliate in the consolidated statements of operations. Amounts incurred for O&M and asset management services from SunEdison subsequent to the Merger closing date on October 16, 2017 are included within cost of operations in the consolidated statements of operations since SunEdison was no longer an affiliate of the Company.

Historical Engineering, Procurement and Construction Contracts and Module Warranties

SunEdison served as the prime construction contractor for most of the Company’s renewable energy facilities acquired from SunEdison pursuant to engineering, procurement and construction contracts with the Company’s project-level subsidiaries. The Company also generally obtained solar module warranties from SunEdison, including workmanship warranties and output guarantees, for those solar facilities that the Company acquired from SunEdison that utilized SunEdison modules. Third party insurance was procured by SunEdison to back-stop payment of warranty claims for SunEdison modules purchased from January of 2011 through January of 2017.

During the first quarter of 2017, the Company received $7.0 million from SunEdison in satisfaction of outstanding claims made under engineering, procurement and construction contracts, of which $4.8 million related to the Company’s renewable energy facility located in Chile and compensated the relevant project company as the facility’s performance during the warranty period was below that guaranteed by an affiliate of SunEdison under the applicable EPC contract. These receipts were treated as equity contributions from SunEdison within Net SunEdison investment on the consolidated statements of stockholders’ equity for the year ended December 31, 2017. As discussed above, pursuant to the Settlement Agreement entered into with SunEdison, and upon the consummation of the Merger with affiliates of Brookfield on October 16, 2017, these construction and related contracts were rejected without further liability, claims or damages on the part of the Company.

Historical Interest Payment Agreement with SunEdison

Since the Company’s initial public offering (“IPO”) on July 23, 2014, the Company was a party to an interest payment agreement with SunEdison, pursuant to which SunEdison would pay a portion of the scheduled interest payments on certain corporate-level indebtedness. The Company received equity contributions totaling $8.0 million from SunEdison pursuant to this agreement during the year ended December 31, 2016. The 2016 contribution was received in the first quarter of 2016 and accrued for during fiscal 2015. The Company did not receive any payments from SunEdison pursuant to this agreement subsequent to the first quarter of 2016. As discussed above, pursuant to the Settlement Agreement entered into with SunEdison, and upon the consummation of the Merger with affiliates of Brookfield on October 16, 2017, this agreement was rejected without further liability, claims or damages on the part of the Company.

Historical Support Agreement with SunEdison

The Company entered into a project support agreement with SunEdison (the “SunE Support Agreement”) on July 23, 2014, which provided the Company the option to purchase additional renewable energy facilities from SunEdison and also provided the Company a right of first offer with respect to certain other renewable energy facilities. During the year ended December 31, 2016, the Company acquired renewable energy facilities with a combined nameplate capacity of 19.2 MW from SunEdison under the SunE Support Agreement. The Company did not acquire any renewable energy facilities from SunEdison under the SunE Support Agreement during the year ended December 31, 2017.

As discussed above, pursuant to the Settlement Agreement entered into with SunEdison, and upon the consummation of the Merger with affiliates of Brookfield on October 16, 2017, the SunE Support Agreement was rejected without further liability, claims or damages on the part of the Company.

The Company continues to maintain a call right over 500 MW (net) of operating wind power plants that are owned by a warehouse vehicle that was owned and arranged by SunEdison (the “AP Warehouse”). SunEdison sold its equity interest in the AP Warehouse to an unaffiliated third party in 2017.

Insurance Allocation Agreements

The Company, TerraForm Global, SunEdison and certain of their respective directors and officers shared $150.0 million of directors’ and officers’ liability insurance policies that covered the period from July 15, 2015 to July 14, 2016 (the “D&O Insurance”). SunEdison and the independent directors of SunEdison entered into an agreement, dated March 27, 2017 and amended on June 7, 2017, with the Company, TerraForm Global, their respective current directors (as of that date) and certain of their respective current officers (as of that date) (the “YieldCo D&O Parties”) related to the D&O Insurance, which included, among other things, an agreement by SunEdison to consent to proposed settlements of up to $32.0 million to be funded from the D&O Insurance for certain lawsuits against the YieldCo D&O Parties. The agreement was approved by the Bankruptcy Court on June 28, 2017.

On August 31, 2017, the Company, TerraForm Global, SunEdison and certain of their respective current and former directors and officers entered into a second agreement related to the D&O insurance, which provided, among other things, that no party to the second D&O insurance allocation agreement would object to the settlement of the Chamblee Class Action (as discussed in Note 18. Commitments and Contingencies) with the use of $13.6 million of the D&O insurance. On September 11, 2017, the Bankruptcy Court granted approval of the second D&O insurance allocation. In connection with the second D&O insurance allocation agreement, the Company and TerraForm Global entered into an agreement pursuant to which TerraForm Global agreed to indemnify and reimburse the Company for certain legal costs and expenses related to the defense or settlement of the Chamblee Class Action that are not covered by the D&O insurance.

In addition to the insurance allocation agreements, from time to time, the Company agreed to orders or stipulations with SunEdison and TerraForm Global in connection with the SunEdison Bankruptcy related to, among other things, insurance proceeds, interim operating protocols, bankruptcy filing protocols and other matters.

Net SunEdison Investment

During the years ended December 31, 2017 and 2016, SunEdison made net contributions to Terra LLC pursuant to the related party agreements discussed above and in connection with drop down acquisitions. The following table illustrates the detail of Net SunEdison investment for the years ended December 31, 2017 and 2016 as reported in the consolidated statements of stockholders’ equity:

	Year ended December 31,
(in thousands)	2017	2016
General and administrative expenses - affiliate[1]	$6,154	$7,666
TerraForm Power, Inc. equity awards distributed to SunEdison[2]	(3,372)	(3,369)
Deemed contribution related to acquisitions from SunEdison[3]	—	19,517
Other[4]	6,986	1,586
Net SunEdison investment	$9,768	$25,400

(1)         Represents costs incurred by SunEdison for services provided to the Company pursuant to the SunEdison MSA in excess of cash paid or payable to SunEdison, as well as stock-based compensation expense related to equity awards in the stock of SunEdison and TerraForm Global that was allocated to the Company (as discussed in Note 15. Stock-based Compensation). The Company did not pay SunEdison the $7.0 million base management fee that it was contractually obligated to in 2016 as the amount the Company had to pay third party service providers to cover the services that SunEdison stopped providing exceeded this contractual amount. Since this fee was not paid to SunEdison as of December 31, 2016, it was recorded within Due to affiliates, net and as a reduction to the net equity contribution from SunEdison. Pursuant to the Settlement Agreement and upon the consummation of the Merger on October 16, 2017, this liability was written off to additional paid-in capital as discussed under Due to affiliates above.

(2)         Represents stock-based compensation cost related to equity awards in the Company’s stock which was allocated to SunEdison and TerraForm Global.

(3)         Represents the difference between the cash purchase price and historical cost of the net assets acquired from SunEdison for projects that achieved final funding during the respective year.

(4)         Amount for the year ended December 31, 2017 represents cash received from SunEdison in satisfaction of outstanding claims made under engineering, procurement and construction contracts as discussed above.

20. SEGMENT REPORTING

Following the acquisition of Saeta (see Note 4. Acquisitions and Dispositions), the Company’s management performed a review of its segment reporting structure and determined that the Company has three reportable segments: Solar, Wind, and Regulated Solar and Wind. These segments, which are comprised of the Company’s entire portfolio of renewable energy facility assets, have been determined based on the management approach. The management approach designates the internal reporting used by management for making decisions and assessing performance as the source of the reportable segments. Our reportable segments are comprised of operating segments. An operating segment is defined as a component of an enterprise that engages in business activities from which it may earn revenues and incur expenses, and that has discrete financial information that is regularly reviewed by the chief operating decision maker (“CODM”) in deciding how to allocate resources. The Company’s Chief Executive Officer and Chief Financial Officer have been identified as the CODM. The Company’s operating segments consist of: (i) Distributed Generation, North America Utility and International Utility, which are aggregated into the Solar reportable segment; (ii) Northeast Wind, Central Wind, Hawaii Wind, Portugal Wind and Uruguay Wind operating segments, which are aggregated into the Wind reportable segment; and (iii) the Spanish Regulated Solar and Wind operating segments that are aggregated within the Regulated Solar and Wind reportable segment. Portugal Wind, Uruguay Wind, and the Spanish Regulated Solar and Wind segments are new operating segments that were added during the second quarter of 2018, and include Saeta’s entire operations. The operating segments have been aggregated as they have similar economic characteristics and meet the aggregation criteria. The CODM evaluates the performance of the Company’s operating segments principally based on operating income or loss. Certain other measures reviewed include Adjusted EBITDA and CAFD. Corporate expenses include general and administrative expenses, acquisition costs, interest expense on corporate-level indebtedness, stock-based compensation and depreciation, accretion and amortization expense. All net operating revenues for the years ended December 31, 2018, 2017 and 2016 were earned by the Company’s reportable segments from external customers in the United States (including Puerto Rico), Canada, Spain, Portugal, the United Kingdom, Uruguay and Chile, as applicable.

The following table reflects summarized financial information concerning the Company’s reportable segments for the years ended December 31, 2018, 2017 and 2016:

	Year Ended December 31, 2018
(In thousands)	Solar	Wind	Regulated Solar and Wind	Corporate	Total
Operating revenues, net	$298,966	$280,949	$186,655	$—	$766,570
Depreciation, accretion and amortization expense	109,809	151,472	79,026	1,530	341,837
Impairment of renewable energy facilities	15,240	—	—	—	15,240
Other operating costs and expenses	74,778	123,203	46,289	95,244	339,514
Operating income (loss)	99,139	6,274	61,340	(96,774)	69,979
Interest expense, net	63,571	50,712	15,510	119,418	249,211
Loss on extinguishment of debt, net	—	—	—	1,480	1,480
Other non-operating income, net	(4,248)	(108)	(2,261)	(8,478)	(15,095)
Income tax (benefit) expense	(20,346)	79	10,558	(2,581)	(12,290)
Net income (loss)	$60,162	$(44,409)	$37,533	$(206,613)	$(153,327)
Cash Flows
Capital expenditures	$4,325	$12,219	$—	$5,901	$22,445
Balance Sheet
Total assets[1]	2,762,977	3,733,049	2,748,126	86,202	9,330,354

	Year Ended December 31, 2017
(In thousands)	Solar	Wind	Corporate	Total
Operating revenues, net	$337,233	$273,238	$—	$610,471
Depreciation, accretion and amortization expense	108,695	135,785	2,240	246,720
Impairment of renewable energy facilities	1,429	—	—	1,429
Other operating costs and expenses	65,213	105,817	150,569	321,599
Operating income (loss)	161,896	31,636	(152,809)	40,723
Interest expense, net	70,439	77,398	114,166	262,003
Loss on extinguishment of debt, net	—	3,151	77,948	81,099
Gain on sale of renewable energy facilities	(37,116)	—	—	(37,116)
Other non-operating expenses (income), net	717	499	(10,535)	(9,319)
Income tax benefit	—	—	(19,641)	(19,641)
Net income (loss)	$127,856	$(49,412)	$(314,747)	$(236,303)
Cash Flows
Capital expenditures	$302	$7,670	$420	$8,392
Balance Sheet
Total assets[1]	2,897,036	3,400,858	89,127	6,387,021

	Year Ended December 31, 2016
(In thousands)	Solar	Wind	Corporate	Total
Operating revenues, net	$377,488	$277,068	$—	$654,556
Depreciation, accretion and amortization expense	115,050	126,735	1,580	243,365
Impairment of renewable energy facilities	18,951	—	—	18,951
Other operating costs and expenses	121,508	91,613	90,142	303,263
Operating income (loss)	121,979	58,720	(91,722)	88,977
Interest expense, net	97,123	85,744	127,469	310,336
Other non-operating expenses, net	(1,017)	1,126	19,545	19,654
Income tax expense	—	—	2,734	2,734
Net income (loss)	$25,873	$(28,150)	$(241,470)	$(243,747)
Cash Flows
Capital expenditures	$32,132	$12,177	$1,560	$45,869

(1)         As of December 31, 2018 and 2017, respectively.

Operating Revenues, net

The following table reflects operating revenues, net for the years ended December 31, 2018, 2017 and 2016 by specific customers exceeding 10% of total operating revenue:

		Year Ended December 31,
		2018		2017		2016
(In thousands, except for percentages)	Segment	Amount	Percentage	Amount	Percentage	Amount	Percentage
Comisión Nacional de los Mercados y la Competencia (CNMC)[1]	Regulated Solar and Wind	$127,912	16.7%	N/A	N/A	N/A	N/A
Tennessee Valley Authority[2]	Wind	N/A	N/A	$79,773	13.1%	$73,068	11.2%
San Diego Gas & Electric[2]	Solar	N/A	N/A	63,905	10.5	65,709	10.0

(1)         Following the acquisition of Saeta, the Company earned $186.7 million from the Spanish Electricity System For the year ended December 31, 2018 of which $127.9 million was through collections from the Comisión Nacional de los Mercados y la Competencia (“CMNC”), representing 16.7% of its net consolidated operating revenues. The role of the CMNC is to collect funds payable, mainly from the tariffs to end user customers and is responsible for the calculation and the settlement of regulated payments.

(2)         These customers did not exceed 10% of total operating revenue for the year ended December 31, 2018.

The following table reflects operating revenues, net earned during the years ended December 31, 2018, 2017 and 2016 by geographic location:

	Year Ended December 31,
(In thousands)	2018	2017	2016
United States (including Puerto Rico)	$473,950	$519,551	$528,513
Canada	41,174	44,636	46,378
Spain	186,655	—	—
Portugal	17,269	—	—
United Kingdom	1,597	15,002	51,600
Uruguay	17,302	—	—
Chile	28,623	31,282	28,065
Total operating revenues, net	$766,570	$610,471	$654,556

Long-lived Assets, Net

Long-lived assets, net consist of renewable energy facilities, intangible assets and goodwill as of December 31, 2018 and 2017, as applicable. The following table is a summary of long-lived assets, net by geographic area:

	As of December 31,
(In thousands)	2018	2017
United States (including Puerto Rico)	$5,030,483	$5,270,988
Canada	362,829	422,999
Spain	2,503,420	—
Portugal	251,053	—
United Kingdom	13,183	17,284
Uruguay	264,798	—
Chile	161,217	168,440
Total long-lived assets, net	8,586,983	5,879,711
Current assets	501,185	341,536
Other non-current assets	242,186	165,774
Total assets	$9,330,354	$6,387,021

21. ACCUMULATED OTHER COMPREHENSIVE INCOME

The following table presents the changes in each component of accumulated other comprehensive (loss) income, net of tax:

(In thousands)	Foreign Currency Translation Adjustments[1]	Hedging Activities[1]	Accumulated Other Comprehensive (Loss) Income
Balance as of December 31, 2015	$(11,733)	$34,633	$22,900
Net unrealized loss arising during the period (net of zero tax benefit and $406 tax expense, respectively)	(15,039)	(86)	(15,125)
Reclassification of net realized loss into earnings (net of zero tax impact)[2]	—	15,967	15,967
Other comprehensive (loss) income	(15,039)	15,881	842
Accumulated other comprehensive (loss) income	(26,772)	50,514	23,742
Less: Other comprehensive (loss) income attributable to non-controlling interests	(4,639)	5,469	830
Balance as of December 31, 2016	$(22,133)	$45,045	$22,912
Net unrealized gain arising during the period (net of tax expense of $3,238 and $2,428, respectively)	10,300	17,612	27,912
Reclassification of net realized loss (gain) into earnings (net of tax benefit of $8,858 and tax expense of $443, respectively)[3]	14,741	(2,247)	12,494
Other comprehensive income	25,041	15,365	40,406
Accumulated other comprehensive income	2,908	60,410	63,318
Less: Other comprehensive income attributable to non-controlling interests	8,665	5,992	14,657
Plus: Reallocation from non-controlling interests as a result of SunEdison exchange[4]	(7,655)	7,012	(643)
Balance as of December 31, 2017	(13,412)	61,430	48,018
Cumulative-effect adjustment (net of tax expense of $1,579)[5]	—	(4,164)	(4,164)
Cumulative-effect adjustment (net of tax expense of $9,357)[6]	14,524	(5,156)	9,368
Net unrealized (loss) gain arising during the year (net of tax expense of $3,891 and $3,729, respectively)	(9,517)	1,166	(8,351)
Reclassification of net realized gain into earnings (net of zero and $4,938 tax benefit, respectively)	—	(5,410)	(5,410)
Other comprehensive income	(9,517)	(4,244)	(13,761)
Accumulated other comprehensive income	(8,405)	47,866	39,461
Less: Other comprehensive income attributable to non-controlling interests	—	(777)	(777)
Balance as of December 31, 2018	$(8,405)	$48,643	$40,238

(1)         See Note 12. Derivatives for additional breakout of hedging gains and losses for interest rate swaps and commodity contracts in a cash flow hedge relationship and the foreign currency contracts designated as hedges of net investments.

(2)         Includes $16.9 million loss reclassification that occurred subsequent to the Company’s discontinuation of hedge accounting for interest rate swaps within the U.K. Portfolio as discussed in Note 12. Derivatives.

(3)         The foreign currency translation adjustment amount represents the reclassification of the accumulated foreign currency translation loss for the U.K. Portfolio, as the Company’s sale of this portfolio closed in the second quarter of 2017 as discussed in Note 4. Acquisitions and Dispositions. The pre-tax amount of $23.6 million was recognized within gain on sale of renewable energy facilities in the consolidated statements of operations for the year ended December 31, 2017.

(4)         Represents reclassification of accumulated comprehensive (losses) income previously attributed to SunEdison’s non-controlling interest in Terra LLC from non-controlling interests to AOCI as of October 16, 2017, as a result of SunEdison’s exchange of its Class B units in Terra LLC for Class A shares of TerraForm Power as discussed in Note 17. Non-controlling Interests.

(5)         Represents the cumulative-effect adjustment related to the early adoption of ASU 2017-12. See Note 2. Summary of Significant Accounting Policies for additional details.

(6)         Represents the cumulative-effect adjustment of deferred taxes stranded in AOCI resulting from the early adoption of ASU No. 2018-02 See Note 2. Summary of Significant Accounting Policies.

22. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Quarterly results of operations for the year ended December 31, 2018 were as follows:

(In thousands, except per share data)	Q1[1,2]	Q2[3,4]	Q3[3,4]	Q4[3,4,5]
Operating revenues, net	$127,547	$179,888	$246,042	$213,093
Operating (loss) income	(22,049)	27,299	56,666	8,063
Interest expense, net	53,554	50,892	72,416	72,349
Net loss	(76,313)	(27,612)	(19,051)	(30,351)
Net income (loss) attributable to Class A common stockholders	82,796	(21,337)	(33,590)	(15,489)
Weighted average Class A common shares outstanding - basic	148,139	161,568	209,142	209,142
Weighted average Class A common shares outstanding - diluted	148,166	161,568	209,142	209,142
Net earnings (loss) per weighted average Class A common share - basic and diluted	$0.56	$(0.13)	$(0.16)	$(0.07)

(1)         During the first quarter of 2018, the Company recognized an impairment charge of $15.2 million on renewable energy facilities due to the bankruptcy of a significant customer significant to a distributed generation solar project (see Note 5. Renewable Energy Facilities).

(2)         During the first quarter of 2018, the Company recorded a reduction of $151.2 million to the non-controlling interests balance and a corresponding allocation of net loss attributable to non-controlling interests due to the change in the tax rate input in the HLBV methodology used by the Company.  As a result of the reduction of the federal income tax rate from 35% to 21% as specified in the Tax Act, the Company allocated significantly lower amounts to certain non-controlling interests (i.e., tax equity investors) in order to achieve their contracted after-tax rate of return.

(3)         On June 12, 2018 the Company acquired approximately 95.28% of the outstanding shares of Saeta, a Spanish renewable power company with then-1,028 MW of wind and solar facilities (approximately 250 MW of solar and 778 MW of wind) located primarily in Spain. The Company pursued a statutory squeeze out procedure under Spanish law to procure the remaining approximately 4.72% of the shares of Saeta on July 2, 2018 (see Note 4. Acquisitions and Dispositions). Saeta contributed the below to the Company’s results for the year ended December 31, 2018:

(In thousands, except per share data)	Q1	Q2	Q3	Q4
Operating revenues, net	N/A	$24,681	$107,903	$88,642
Operating income	N/A	10,055	37,212	21,824
Interest (income) expense, net	N/A	(4,114)	13,241	14,405
Net income	N/A	11,545	21,850	4,819

(4)         During the second quarter of 2018, the Company discontinued hedge accounting for a certain long-dated commodity contract as it was no longer considered highly effective in offsetting the cash flows associated with the underlying risk being hedged. The gains (losses) in fair value on this commodity contract were recorded in earnings within operating revenues, net and amounted to $10.8 million, $0.9 million and $(5.3) million for the second, third and fourth quarters of 2018, respectively (see Note 12. Derivatives).

(5)         During the fourth quarter of 2018, the Company revised the accretion period related to its wind projects and determined that these obligations should be accreted to expected future value over the remaining useful life of the corresponding renewable energy facility rather than the terms of the related PPAs. This change in accretion period resulted in a $15.7 million reduction in the Company’s previously reported accretion and depreciation expense by $6.3 million, of which $4.4 million of the accretion and depreciation expense reduction related to amounts previously reported for the years ended December 31, 2017, 2016 and 2015. The quarterly accretion and depreciation expense reduction that relates to each of the first three quarters of 2018 was $0.5 million.

Quarterly results of operations for the year ended December 31, 2017 were as follows:

(In thousands, except per share data)	Q1	Q2[1]	Q3[2]	Q4[3]
Operating revenues, net	$151,135	$170,367	$153,430	$135,539
Operating income (loss)	12,068	25,547	24,686	(21,578)
Interest expense, net	68,312	68,205	70,232	55,254
Net loss	(56,622)	(1,523)	(36,354)	(141,804)
Net (loss) income attributable to Class A common stockholders	(30,797)	9,606	(26,300)	(112,663)
Weighted average Class A common shares outstanding - basic	92,072	92,257	92,352	138,401
Weighted average Class A common shares outstanding - diluted	92,072	92,745	92,352	138,401
Net (loss) earnings per weighted average Class A common share - basic and diluted	$(0.36)	$0.08	$(0.31)	$(0.82)

(1)         The Company closed on the sale of the U.K. Portfolio during the second quarter of 2017 and recognized a gain on the sale of $37.1 million which is reflected within gain on sale of renewable energy facilities in the consolidated statements of operations.

(2)         The Company entered into a settlement agreement in 2017 with insurers of one of its wind power plants with respect to insurance proceeds related to a battery fire that occurred at the wind power plant in 2012, and the Company received the insurance proceeds in the fourth quarter of 2017. The receipt of the proceeds became probable in the third quarter of 2017, and the Company recognized a $5.3 million gain in other (income) expenses, net.

(3)         The fourth quarter of 2017 includes a $78.6 million loss on extinguishment of debt, which is comprised of charges related to the Revolver, the Senior Notes due 2023 and the Midco Portfolio Term Loan (as discussed in Note 10. Long-term Debt), $27.0 million of charges recorded within general and administrative expenses related to success fees and advisory fees paid to third party advisers upon the closing of the Merger and a $7.0 million stock-based compensation charge recognized within general and administrative expenses as a result of the vesting of all previously unvested equity awards issued under the 2014 LTIP upon the consummation of the Merger. These charges were partially offset by a $6.4 million increase recorded to the income tax benefit in the fourth quarter of 2017 to adjust amounts previously reported in 2016 as discussed in Note 12. Income Taxes and a $4 million gain recognized within general and administrative expenses as a result of the final settlement of the EMEC litigation as discussed in Note 18. Commitments and Contingencies.

23. SUBSEQUENT EVENTS

First Quarter 2019 Dividends

On March 13, 2019, the Board declared a quarterly dividend with respect to our Class A common stock of $0.2014 per share. The dividend is payable on March 29, 2019 to stockholders of record as of March 24, 2019.