Form 20-F
period 2019-12-31
Brookfield Renewable Partners L.P.
filed 2020-02-28
CIK 1533232

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 20-F
☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2019
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
Telephone: 441-294-3304
Facsimile: 441-296-4475
(Name, telephone, e-mail and/or facsimile number and address of company contact person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Class	Trading Symbol(s)	Name of each exchange on which registered
Limited Partnership Units	BEP, BEP.UN	New York Stock Exchange, Toronto Stock Exchange
Class A Preferred Limited Partnership Units, Series 17	BEP PR A.	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
178,977,800 Limited Partnership Units as of December 31, 2019
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definitions of “accelerated filer”, “large accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act (Check one):

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
Unless otherwise specified, information provided in this annual report on Form 20-F (this “Form 20-F”) is as of December 31, 2019. Unless the context requires otherwise, when used in this Form 20-F, the terms “Brookfield Renewable”, “we”, “us” and “our” refer to BEP, BRELP, the Holding Entities and the Operating Entities, each as defined in this Form 20-F, individually or collectively, as applicable; “BEP” refers to Brookfield Renewable Partners L.P.; and “Brookfield” refers to Brookfield Asset Management Inc. and its subsidiaries (other than Brookfield Renewable). All references to “our portfolio” include 100% of the capacity and energy of the facilities even though we do not own 100% of the economic output of such facilities (see the table under Item 4.B. “Business Overview — Our Operations” for details on our portfolio). Unless the context suggests otherwise, references to:
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
“Amended and Restated Limited Partnership Agreement of BEP” means the fourth amended and restated limited partnership agreement of BEP, dated May 3, 2016, as further amended on May 25, 2016, February 14, 2017, January 16, 2018, February 28, 2019, March 11, 2019 and February 24, 2020.
“Amended and Restated Limited Partnership Agreement of BRELP” means the third amended and restated limited partnership agreement of BRELP, dated February 11, 2016, as further amended on May 25, 2016, February 14, 2017, January 16, 2018, February 28, 2019, March 11, 2019 and February 24, 2020.
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
“Base Management Fee” has the meaning given to it under Item 6.A “Directors and Senior Management — Our Master Services Agreement — Management Fee”.
“Base Marketing Fee” has the meaning given to it under Item 7.B “Related Party Transactions — Energy Marketing Agreement”.
“BC Hydro” means British Columbia Hydro and Power Authority.
“BEM LP” means Brookfield Energy Marketing LP, an indirect wholly-owned subsidiary of Brookfield Asset Management.
“BEP” means Brookfield Renewable Partners L.P.
“BEPC” has the meaning given to it under Item 4.A “History and Development of the Company — Recent Developments”.
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
“BRELP Series 11 Preferred Units” means the Class A Preferred Units, Series 11 of BRELP.
“BRELP Series 12 Preferred Units” means the Class A Preferred Units, Series 12 of BRELP.
“BRELP Series 13 Preferred Units” means the Class A Preferred Units, Series 13 of BRELP.
“BRELP Series 14 Preferred Units” means the Class A Preferred Units, Series 14 of BRELP.
“BRELP Series 15 Preferred Units” means the Class A Preferred Units, Series 15 of BRELP.
“BRELP Series 16 Preferred Units” means the Class A Preferred Units, Series 16 of BRELP.
“BRELP Series 17 Preferred Units” means the Class A Preferred Units, Series 17 of BRELP.
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
“Class A Preferred Units” means BEP’s Class A Preferred Limited Partnership Units, issuable in series (which includes the Series 5, Series 7, Series 8, Series 9, Series 10, Series 11, Series 12, Series 13, Series 14, Series 15, Series 16 and Series 17 Preferred Units), of BEP.
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
“Finco” means Brookfield Renewable Partners ULC.
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
“Funds From Operations” means Adjusted EBITDA less interest, current income taxes, management service costs and distributions to preferred limited partners, before the effects of certain cash items (e.g., acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g. deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures”.
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
“Non-Resident Subsidiaries” has the meaning given to it under Item 3.D “Risk Factors — Risks Related to Taxation — Canada”.
“Non-Resident Unitholders” has the meaning given to it under Item 3.D “Risk Factors — Risks Related to Taxation — Canada”.
“Non-U.S. Holder” has the meaning given to it under Item 10.E “Taxation — Material U.S. Federal Income Tax Considerations”.
“NYSE” means the New York Stock Exchange.
“Oaktree” means Oaktree Capital Group, LLC together with its affiliates.
“Oaktree Accounts” means Oaktree-managed funds and accounts.
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
“Preference Share Guarantors” means, collectively, BEP, BRELP, NA Holdco, LATAM Holdco, Euro Holdco and Investco.
“Preference Shares” means the Class A Preference Shares and the Class B Preference Shares.
“Preferred Unit Guarantees” means the guarantees granted by the Preferred Unit Guarantors in respect of the Series 5, Series 7, Series 8, Series 9, Series 10, Series 11, Series 12, Series 13, Series 14, Series 15 and Series 16 Preferred Units.
“Preferred Unit Guarantors” means, collectively, BRELP, NA Holdco, LATAM Holdco, Euro Holdco and Investco.
“Preferred Unitholders” means holders of Preferred Units.
“Preferred Units” means the preferred limited partnership units in the capital of BEP.
“Proposed Transaction” has the meaning given to it under Item 4.A “History and Development of the Company — Recent Developments”.
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
“Series 11 Preferred Units” means the Class A Preferred Units, Series 11 of BEP.
“Series 12 Preferred Units” means the Class A Preferred Units, Series 12 of BEP.
“Series 13 Preferred Units” means the Class A Preferred Units, Series 13 of BEP.
“Series 14 Preferred Units” means the Class A Preferred Units, Series 14 of BEP.
“Series 15 Preferred Units” means the Class A Preferred Units, Series 15 of BEP.
“Series 16 Preferred Units” means the Class A Preferred Units, Series 16 of BEP.
“Series 17 Preferred Units” means the Class A Preferred Units, Series 17 of BEP.
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
“SIFT Rules” has the meaning given to it under Item 3.D “Risk Factors — Risks Related to Taxation — Canada”.
“Special Distribution” has the meaning given to it under Item 4.A “History and Development of the Company — Recent Developments”.
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
“X-Elio” means X-Elio Energy S.L.

FORWARD-LOOKING STATEMENTS
This Form 20-F contains forward-looking statements concerning the business and operations of Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this Form 20-F include, but are not limited to, statements regarding the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate, our anticipated financial performance, future commissioning of assets, contracted portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions, future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, diversification of shareholder base, energy policies, economic growth, growth potential of the renewable asset class, our future growth prospects and distribution profile, our access to capital, statements regarding the Special Distribution, future dividends and distributions made to holders of LP Units and BEPC's class A shares and Brookfield Renewable's proposal to acquire all of the outstanding shares of class A common stock of TerraForm Power not already held by Brookfield Renewable and its affiliates. In some cases, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavors”, “pursues”, “strives”, “seeks” or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this Form 20-F are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.
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

•	volatility in supply and demand in the energy markets;

•	our inability to re-negotiate or replace expiring PPAs on similar terms;

•	increases in water rental costs (or similar fees) or changes to the regulation of water supply;

•	advances in technology that impair or eliminate the competitive advantage of our projects;

•	an increase in the amount of uncontracted generation in our portfolio;

•	industry risks relating to the power markets in which we operate;

•	the termination of, or a change to, the MRE balancing pool in Brazil;

•	increased regulation of our operations;

•	concessions and licenses expiring and not being renewed or replaced on similar terms;

•	our real property rights for wind and solar renewable energy facilities being adversely affected by the rights of lienholders and leaseholders that are superior to those granted to us;

•	increases in the cost of operating our plants;

•	our failure to comply with conditions in, or our inability to maintain, governmental permits;

•	equipment failures, including relating to wind turbines and solar panels;

•	dam failures and the costs and potential liabilities associated with such failures;

•	force majeure events;

•	uninsurable losses and higher insurance premiums;

•	adverse changes in currency exchange rates and our inability to effectively manage foreign currency exposure;

•	availability and access to interconnection facilities and transmission systems;

•	health, safety, security and environmental risks;

•	energy marketing risks;

•	disputes, governmental and regulatory investigations and litigation;

•	counterparties to our contracts not fulfilling their obligations;

•	the time and expense of enforcing contracts against non-performing counter-parties and the uncertainty of success;

•	our operations being affected by local communities;

•	fraud, bribery, corruption, other illegal acts or inadequate or failed internal processes or systems;

•	some of our acquisitions may be of distressed companies, which may subject us to increased risks, including the incurrence of legal or other expenses;

•	our reliance on computerized business systems, which could expose us to cyber-attacks;

•	newly developed technologies in which we invest not performing as anticipated;

•	labor disruptions and economically unfavorable collective bargaining agreements;

•	our inability to finance our operations due to the status of the capital markets;

•	the fact that there can be no assurance that the stock exchanges on which BEPC has applied to list its class A shares will approve the listing of such shares;

•	operating and financial restrictions imposed on us by our loan, debt and security agreements;

•	changes to our credit ratings;

•	our inability to identify sufficient investment opportunities and complete transactions;

•	the growth of our portfolio and our inability to realize the expected benefits of our transactions or acquisitions, including the Proposed Transaction and the proposed Special Distribution;

•	our inability to develop greenfield projects or find new sites suitable for the development of greenfield projects;

•
delays, cost overruns and other problems associated with the construction and operation of generating facilities and risks associated with the arrangements we enter into with communities and joint venture partners;

•
Brookfield’s election not to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield identifies, including by reason of conflicts of interest;

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

•
future sales and issuances of LP Units, Preferred Units or securities exchangeable for LP Units, or the perception of such sales or issuances, could depress the trading price of the LP Units or Preferred Units;

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
Financial Information
The financial information contained in this Form 20-F is presented in U.S. dollars and, unless otherwise indicated, has been prepared in accordance with IFRS. All figures are unaudited unless otherwise indicated. In this Form 20-F, all references to “$” are to U.S. dollars. Canadian dollars, Brazilian reais, Euros, Colombian pesos, British pounds sterling and Chinese renminbi are identified as “C$”, “R$”, “€”, “COP”, “£” and “CNY” respectively.
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
ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3.    KEY INFORMATION
3.A    SELECTED FINANCIAL DATA
The information in this section, excluding the operational information, Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit set forth in the tables below, is derived from and should be read in conjunction with the audited consolidated financial statements of Brookfield Renewable as at December 31, 2019 and 2018, and for the years ended December 31, 2019, 2018 and 2017 and related notes which are included elsewhere in this Form 20-F.
See Item 5. “Operating and Financial Review and Prospects,” Item 8. “Financial Information” and Item 18. “Financial Statements”.
HISTORICAL OPERATIONAL AND FINANCIAL INFORMATION

YEAR ENDED DECEMBER 31 (MILLIONS, EXCEPT AS NOTED)	2019	2018	2017	2016	2015
Operational information:
Capacity (MW)	18,883	17,419	16,369	10,731	7,284
Total generation (GWh)
Long-term average generation	53,926	51,971	42,334	38,982	24,467
Actual generation	52,560	52,056	43,385	34,071	23,332

Proportionate generation (GWh)
Long-term average generation	26,189	25,844	23,249	22,362	18,749
Actual generation	26,038	25,753	23,968	20,222	17,662
Average revenue ($ per MWh)	78	75	70	73	73

Additional financial information:
Net income (loss) attributable to Unitholders(1)	$(59)	$42	$(56)	$(65)	$3
Basic earnings (loss) per LP Unit(2)	(0.19)	0.13	(0.18)	(0.23)	0.01
Consolidated Adjusted EBITDA(3)(4)	2,339	2,223	1,751	1,499	1,224
Proportionate Adjusted EBITDA(3)(4)	1,444	1,323	1,142	942	907
Funds From Operations(3)	761	676	581	419	467
Funds From Operations per Unit(1)(3)	2.45	2.16	1.90	1.45	1.69
Distribution per LP Unit	2.06	1.96	1.87	1.78	1.66

(AS AT DECEMBER 31 MILLIONS, EXCEPT AS NOTED)	2019	2018	2017	2016	2015

Property, plant and equipment, at fair value	$30,714	$29,025	$27,096	$25,257	$18,358
Equity-accounted investments	1,889	1,569	721	206	197
Total assets	35,691	34,103	30,904	27,737	19,507

Corporate borrowings	2,100	2,334	2,552	2,233	1,519
Non-recourse borrowings	8,904	8,390	9,214	7,949	5,819
Deferred income tax liabilities	4,537	4,140	3,588	3,802	2,695
Other liabilities	2,019	2,039	1,268	1,081	711

Participating non-controlling interests - in operating subsidiaries	8,742	8,129	6,298	5,589	2,587
General partnership interest in a holding subsidiary held by Brookfield	68	66	58	55	52
Participating non-controlling interests - in a holding subsidiary - Redeemable / Exchangeable units held by Brookfield	3,315	3,252	2,843	2,680	2,559
Preferred equity	597	568	616	576	610
Preferred limited partners' equity	833	707	511	324	128
Limited partners' equity	4,576	4,484	3,956	3,448	2,827
Total liabilities and equity	35,691	34,103	30,904	27,737	19,507
Debt to capitalization	32%	32%	37%	36%	37%

(1)	Unitholders and per Unit include holders of the GP interest, Redeemable/Exchangeable partnership units, and LP Units.

(2)
For the year ended December 31, 2019, weighted average LP Units, Redeemable/Exchangeable partnership units and GP interest totaled 311.2 million (2018: 312.6 million, 2017: 305.8 million, 2016: 288.7 million and 2015: 275.6 million).

(3)	Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”. Comparative figures have been conformed to the current year’s presentation.

(4)	Comparative figures have been conformed to the current year’s presentation.

FINANCIAL REVIEW FOR THE YEARS ENDED DECEMBER 31, 2019 TO 2015
The following table reconciles net income (loss) attributable to limited partners’ equity and earnings (loss) per LP Unit, the most directly comparable IFRS measures, to Funds From Operations, Funds From Operations per Unit and Adjusted EBITDA, all non-IFRS financial metrics for the years indicated:

						Per Unit(1)
(MILLIONS, EXCEPT AS NOTED)	2019	2018	2017	2016	2015	2019	2018	2017	2016	2015
Net income (loss) attributable to:
Limited partners' equity	$(34)	$24	$(32)	$(36)	$2	$(0.19)	$0.13	$(0.18)	$(0.23)	$0.01
General partnership interest in a holding subsidiary held by Brookfield	—	1	(1)	—	—	—	—	—	—	—
Participating non-controlling interests -in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield	(25)	17	(23)	(29)	1	—	—	—	—	—
Net income (loss) attributable to Unitholders(1)	$(59)	$42	$(56)	$(65)	$3	$(0.19)	$0.13	$(0.18)	$(0.23)	$0.01
Depreciation	650	630	539	540	462	2.09	2.02	1.76	1.87	1.68
Foreign exchange and unrealized financial instruments loss (gain)	30	2	47	(4)	8	0.10	0.01	0.15	(0.01)	0.03
Deferred income tax expense	(69)	(85)	25	(78)	(78)	(0.22)	(0.27)	0.08	(0.27)	(0.28)
Other	209	87	26	26	72	0.67	0.27	0.09	0.09	0.25
Funds From Operations(2)	$761	$676	$581	$419	$467	$2.45	$2.16	$1.90	$1.45	$1.69
Distributions attributable to:
Preferred limited partners equity	44	38	28	15	1
Preferred equity	26	26	26	25	30
Current income taxes	35	17	18	19	15
Interest expense - borrowings	470	486	407	402	346
Management service costs	108	80	82	62	48
Proportionate Adjusted EBITDA(2)(3)	1,444	1,323	1,142	942	907
Attributable to non-controlling interests	895	900	609	557	317
Consolidated Adjusted EBITDA(2)(3)	2,339	2,223	1,751	1,499	1,224
Weighted average Units outstanding(4)						311.2	312.6	305.8	288.7	275.6

(1)	Unitholders and per Unit include holders of the GP interest, Redeemable/Exchangeable partnership units, and LP Units.

(2)	Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”.

(3)	Comparative figures have been conformed to the current year’s presentation.

(4)	Includes GP interest, Redeemable/Exchangeable partnership units, and LP Units.

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
Risks Related to Our Operations and the Renewable Power Industry
Changes to hydrology at our hydroelectric facilities, wind conditions at our wind energy facilities, irradiance at our solar facilities or weather conditions generally, as a result of climate change or otherwise, at any of our facilities could adversely affect the volume of electricity generated.
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
If one or more of our generation facilities were to be subject in the future to flooding, extreme weather conditions (including severe wind and droughts), fires, natural disasters, or if unexpected geological or other adverse physical conditions were to develop at any of our generation facilities, the generation capacity of that facility could be significantly reduced or eliminated. For example, our hydroelectric facilities depend on the availability of water flows within the  watersheds in which we operate and could be materially impacted by changes to hydrology patterns, such as droughts.  In the event of severe flooding, our hydrology facilities may be damaged. Wind energy and solar energy are highly dependent on weather conditions and, in particular, on wind conditions and irradiance, respectively. The profitability of a wind farm depends not only on observed wind conditions at the site, which are inherently variable, but also on whether observed wind conditions are consistent with assumptions made during the project development phase or when a given project was acquired. Similarly, projections of solar resources depend on assumptions about weather patterns, shading and irradiance, which are inherently uncertain and may not be consistent with actual conditions at the site. A sustained decline in water flow at our hydroelectric facilities or in wind conditions at our wind energy facilities or of irradiance at our solar facilities could lead to an adverse change in the volume of electricity generated, revenues and cash flow.
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
Supply and demand in the energy market is volatile and such volatility could have an adverse impact on electricity prices and an adverse effect on Brookfield Renewable’s assets, liabilities, business, financial condition, results of operations and cash flow.
A portion of Brookfield Renewable’s revenues are tied, either directly or indirectly, to the wholesale market price for electricity in the markets in which Brookfield Renewable operates. Wholesale market electricity prices are impacted by a number of factors including: the price of fuel (for example, natural gas) that is used to generate electricity; the management of generation and the amount of excess generating capacity relative to load in a particular market; the cost of controlling emissions of pollution, including the cost of emitting carbon dioxide; the structure of the electricity market; and weather conditions (such as extremely hot or cold weather) that impact electrical load. More generally, there is uncertainty surrounding the trend in electricity demand growth, which is influenced by: macroeconomic conditions; absolute and relative energy prices; and energy conservation and demand-side management. Correspondingly, from a supply perspective, there are uncertainties associated with the timing of generating plant retirements – in part driven by environmental regulations – and with the scale, pace and structure of replacement capacity, again reflecting a complex interaction of economic and political pressures and environmental preferences. This volatility and uncertainty in the power market generally, including the non-renewable power market, could have an adverse effect on Brookfield Renewable’s assets, liabilities, business, financial condition, results of operations and cash flow.
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
A significant portion of the power we generate is sold under long-term PPAs with public utilities, industrial or commercial end-users and Brookfield, some of whom may not be rated by any rating agency. For example, approximately 18% of our economic exposure for 2020 (on a proportionate basis) is with Brookfield entities, the majority of which are not publicly rated and whose obligations are not guaranteed by Brookfield Asset Management.
Increases in water rental costs (or similar fees) or changes to the regulation of water supply may impose additional obligations on Brookfield Renewable.
Water rights are generally owned or controlled by governments that reserve the right to control water levels or impose water-use requirements as a condition of license renewal that differ from those arrangements in place today. We are required to pay taxes, make rental payments or pay similar fees for use of water and related rights once our hydroelectric projects are in commercial operation. Significant increases in water rental costs or similar fees or changes in the way that governments regulate water supply could, if imposed at a material number of our assets in our portfolio, have an adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow.
Advances in technology could impair or eliminate the competitive advantage of our projects.
Technology related to the production of renewable power and conventional power generation are continually advancing, resulting in a gradual decline in the cost of producing electricity. If advances in technology further reduce the cost of producing power, the competitive advantage of our existing projects may be significantly impaired or eliminated and our assets, liabilities, business, financial condition, results of operations and cash flow could be adversely affected as a result.
The amount of uncontracted generation in our portfolio may increase.
As at December 31, 2019, approximately 73% of our generation (on a proportionate basis) was contracted over the following five years under long-term, fixed price contracts with creditworthy counterparties. In 2018 and 2019, approximately 90% of our generation (on a proportionate basis) was contracted in each of those calendar years. The portion of our portfolio that is uncontracted may increase gradually over time. We may sell electricity from our uncontracted generation into the spot-market or other competitive power markets from time to time. With respect to such transactions, we are not guaranteed any rate of return on our capital investments through mandated rates, and revenues and results of operations are likely to depend, in large part, upon prevailing market prices. These market prices may fluctuate substantially over relatively short periods of time and could, in certain circumstances, have an adverse effect on our business, financial condition, results of operations and cash flows.
There are general industry risks associated with the power markets in which we operate.
We currently operate in power markets in North America, Brazil, Colombia, Europe and Asia, each of which is affected by competition, price, supply of and demand for power, the location of import/export transmission lines and overall political, economic and social conditions and policies. Our operations are also largely concentrated in a relatively small number of countries, and accordingly are exposed to country-specific risks (such as weather conditions, local economic conditions or political/regulatory environments) that could disproportionately affect us. A general and extended decline in the North American, South American, European or Asian economies, or in the economies of the specific countries in which we operate,, could have the effect of reducing demand for electricity and could thereby have an adverse effect on our business, financial condition, results of operations and cash flows.

The MRE could be terminated or changed or Brookfield Renewable’s reference amount revised downward.
In Brazil, hydroelectric power generators have access to the MRE, which seeks to stabilize hydrology by assuring that all participant plants in the MRE receive a reference amount of electricity, approximating long-term average regardless of the actual volume of energy generated. Substantially all our assets in Brazil are part of that pool. In cases of nationwide drought, when the pool as a whole is in shortfall relative to the long-term average, an asset can expect to share the nationwide shortfall pro-rata with the rest of the pool. The energy reference amount of plants with installed capacity above 50 MW is assessed every five years, and can be adjusted positively or negatively. For plants with installed capacity of 50 MW or lower, the energy reference amount is assessed annually and is subject to similar adjustments. The regulations establishing the assessments of energy reference amounts for plants with installed capacity of 50 MW or lower were challenged by certain energy producers in Brazil and are currently suspended. If our reference amount is revised, our share of the balancing pool could be reduced. If the MRE is terminated or changed, our financial results would be more exposed to variations in hydrology at certain hydroelectric facilities in Brazil. In either case, this could have an adverse effect on our results of operations and cash flows.
Our operations are highly regulated and may be exposed to increased regulation which could result in additional costs to Brookfield Renewable.
Our generation assets are subject to extensive regulation by various government agencies and regulatory bodies in different countries at the federal, regional, state, provincial and local level. As legal requirements frequently change and are subject to interpretation and discretion, we may be unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. Any new law, rule or regulation could require additional expenditure to achieve or maintain compliance or could adversely impact our ability to generate and deliver energy. Also, operations that are not currently regulated may become subject to regulation which could result in additional cost to our business. Further, changes in wholesale market structures or rules, such as generation curtailment requirements or limitations to access the power grid, could have an adverse effect on our ability to generate revenues from our facilities. For example, in North America, many of our assets are subject to the operating and market-setting rules determined by independent system operators. These independent system operators could introduce rules that adversely impact our operations. With an increasing global focus and public sensitivity to environmental sustainability and environmental regulation becoming more stringent, we could also be subject to increasing environmental related responsibilities and more onerous permitting requirements. These changes may result in increased costs to our operations.
There is a risk that our concessions and licenses will not be renewed.
We hold concessions and licenses and we have rights to operate our facilities which generally include rights to the land and water required for power generation and which are subject to renewal at the end of their terms. We generally expect that our concessions and licenses will be renewed. However, if we are not granted renewal rights, or if our concessions or licenses are renewed subject to conditions which impose additional costs, or impose additional restrictions such as setting a price ceiling for energy sales, our profitability and operational activity could be adversely impacted.
Our use and enjoyment of real property rights for our wind and solar renewable energy facilities may be adversely affected by the rights of lienholders and leaseholders that are superior to those of the grantors of those real property rights to us.
Wind and solar renewable energy facilities generally are and are likely to be located on land occupied by the facility pursuant to long-term easements and leases. The ownership interests in the land subject to these easements and leases may be subject to mortgages securing loans or other liens (such as tax liens) and other easement and lease rights of third parties (such as leases of oil or mineral rights) that were created prior to the facility’s easements and leases. As a result, the facility’s rights under these easements or leases may be subject, and subordinate, to the rights of those third parties. Although we take certain measures to protect ourselves against these risks, such measures may, however, be  inadequate  to  protect  us  against  all  risk of loss  of  our  rights to  use  the  land  on  which  our  wind and solar renewable energy facilities are located, which could have an adverse effect on our business, financial  condition and  results  of  operations.
The cost of operating our plants could increase for reasons beyond our control.
While we currently maintain an appropriate and competitive cost position, there is a risk that increases in our cost structure that are beyond our control could adversely impact our financial performance. Examples of such costs include compliance with new conditions imposed during a relicensing process, municipal property taxes, water rental fees and the cost of procuring materials and services required for our maintenance activities.
We may fail to comply with the conditions in, or may not be able to maintain, our governmental permits.

Our generation assets and construction projects are, and any assets which we may acquire will be, required to comply with numerous supranational (in the case of the E.U.), federal, regional, state, provincial and local statutory and regulatory standards and to maintain numerous licenses, permits and governmental approvals required for operation. Some of the licenses, permits and governmental approvals that have been issued to our operations contain conditions and restrictions, or may have limited terms. If we fail to satisfy the conditions or comply with the restrictions imposed by our licenses, permits and governmental approvals, or the restrictions imposed by any statutory or regulatory requirements, we may become subject to regulatory enforcement or be subject to fines, penalties or additional costs or revocation of regulatory approvals, permits or licenses. In addition, if we are not able to renew, maintain or obtain all necessary licenses, permits and governmental approvals required for the continued operation or further development of our projects, the operation or development of our assets may be limited or suspended. Our failure to renew, maintain or obtain all necessary licenses, permits or governmental approvals may have an adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow.
We may experience equipment failure, including failures relating to wind turbines and solar panels.
Our generation assets may not continue to perform as they have in the past and there is a risk of equipment failure due to wear and tear, latent defect, design error, operator error or early obsolescence, among other things, which could have an adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow. Wind turbines and solar panels have shorter lifespans than hydroelectric assets.  Spare parts for wind turbines and solar facilities and key pieces of equipment may be difficult to acquire as a result of a limited number of suppliers of solar panels, inverters, modules, turbines, towers and other system components and equipment associated with wind and solar power plants. Any resulting delay in replacing equipment could result in significant delays in returning facilities to full operation, which could adversely impact our business and financial condition. Equipment failure at our generation assets could also result in significant personal injury or loss of life, damage to and destruction of property, plant and equipment and contamination of, or damage to, the environment and suspension of operations. The occurrence of any one of these events may result in our being named as a defendant in lawsuits asserting claims for substantial damages, including for environmental cleanup costs, personal injury and property damage and fines and/or penalties.
The occurrence of dam failures could result in a loss of generating capacity and damage to the environment, third parties or the public, which could require us to expend significant amounts of capital and other resources and expose us to significant liability.
The occurrence of dam failures at any of our hydroelectric generating stations or the occurrence of dam failures at other generating stations or dams operated by third parties whether upstream or downstream of our hydroelectric generating stations could result in a loss of generating capacity until the failure has been repaired. If the failure is at one of our facilities, repairing such failure could require us to expend significant amounts of capital and other resources. As noted above, such failures could also result in damage to the environment or damages and harm to third parties or the public, which could expose us to significant liability.  A dam failure at a generating station or dam operated by a third party could result in new and potentially onerous regulations that could impact Brookfield Renewable’s facilities. Any such new regulations could require material capital expenditures to maintain compliance and our financial position could be adversely affected.
We may be exposed to force majeure events.
The occurrence of a significant event that disrupts the ability of our generation assets to produce or sell power for an extended period, including events which preclude customers from purchasing electricity, could have an adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow. In addition, force majeure events affecting our assets could result in damage to the environment or harm to third parties or the public, which could expose us to significant liability. The jurisdictions in which we operate and our generation assets could be exposed to severe weather conditions, natural disasters, epidemics and potentially catastrophic events.  An assault or an act of malicious destruction, cyber-attacks, sabotage or terrorism committed on our generation assets could also disrupt our ability to generate or sell power. In certain cases, there is the potential that some events may not excuse Brookfield Renewable from performing its obligations pursuant to agreements with third parties and therefore may expose Brookfield Renewable to liability. In addition, certain of our generation assets are located in remote areas which may make access for repair of damage difficult.
We may be exposed to uninsurable losses and may become subject to higher insurance premiums.
While we maintain certain insurance coverage, such insurance may not continue to be offered on an economically feasible basis, may not cover all events that could give rise to a loss or claim involving our assets or operations, and may not cover all of our assets. In addition, we may pursue acquisitions in new markets that are subject to foreign laws or regulations and where obtaining insurance may be difficult, not economically feasible or otherwise insufficient to cover all our assets in such markets. If our insurance coverage is insufficient and we are forced to bear such losses or claims, our financial position could be adversely affected.  In addition, Brookfield Renewable participates in certain shared insurance arrangements with Brookfield, allowing us to benefit from lower premiums and other economies of scale. In particular, we share third party excess liability, crime, employee dishonesty, director and officer, and errors and omissions insurance coverage. Under such shared policies, claim limits may also be shared between us and Brookfield meaning that any claim by one insured party in a given year reduces the amount that each other insured party can claim. Consequently, there is a risk that Brookfield Renewable’s ability to claim in a given year could be eroded by claims made by Brookfield affiliates who are also covered by a shared policy but that are not part of Brookfield Renewable, which could have an adverse effect on our financial position. Our insurance policies may cover losses as a result of certain types of natural disasters or sabotage, among other things, but such coverage is not always available in the insurance market on commercially reasonable terms and is often capped at predetermined limits that may not be adequate. Our insurance policies are subject to review by our insurers and may not be renewed on similar or favorable terms or at all.
We are subject to foreign currency risk which may adversely affect the performance of our operations and our ability to manage such risk depends, in part, on our ability to implement an effective hedging strategy.
A significant portion of our current operations are in countries where the U.S. dollar is not the functional currency. These operations pay distributions in currencies other than the U.S. dollar, which we must convert to U.S. dollars prior to making such distributions. A significant depreciation in the value of such foreign currencies, measures introduced by foreign governments to control inflation or deflation, currency exchange or export controls may have an adverse effect on our business, financial condition, results of operations and cash flows. When managing our exposure to currency risks, we use foreign currency forward contracts and other strategies to mitigate currency risk and there can be no assurances that these strategies will be successful.
The ability to deliver electricity to our various counterparties requires the availability of and access to interconnection facilities and transmission systems.
Our ability to sell electricity is impacted by the availability of, and access to, the various transmission systems to deliver power to its contractual delivery point and the arrangements and facilities for interconnecting the generation projects to the transmission systems. The absence of this availability and access, our inability to obtain reasonable terms and conditions for interconnection and transmission agreements, the operational failure or decommissioning of existing interconnection facilities or transmission facilities, the lack of adequate capacity on such interconnection or transmission facilities, curtailment as a result of transmission facility downtime, or the failure of any relevant jurisdiction to expand transmission facilities, may have an adverse effect on our ability to deliver electricity to our various counterparties or the requirement of counterparties to accept and pay for energy delivery, which could adversely affect our assets, liabilities, business, financial condition, results of operations and cash flow.
Our operations are exposed to health, safety, security and environmental risks.
The ownership, construction and operation of our generation assets carry an inherent risk of liability related to health, safety, security and the environment, including the risk of government imposed orders to remedy unsafe conditions and/or to remediate or otherwise address environmental contamination or damage. We could also be exposed to potential penalties for contravention of health, safety, security and environmental laws and potential civil liability. In the ordinary course of business we incur capital and operating expenditures to comply with health, safety, security and environmental laws, to obtain and comply with licenses, permits and other approvals and to assess and manage related risks. The cost of compliance with these laws (and any future laws or amendments enacted) may increase over time and result in additional material expenditures. We may become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to health, safety, security and environmental matters as a result of which our operations may be limited or suspended. The occurrence of any of these events or any changes, additions to or more rigorous enforcement of health, safety, security and environmental laws could have an adverse impact on operations and result in additional material expenditures. Additional environmental, health and safety issues relating to presently known or unknown matters may require unanticipated expenditures, or result in fines, penalties or other consequences (including changes to operations) that may be adverse to our business and results of operations.
Energy marketing risks may have an adverse effect on our business.
Our energy marketing business involves the establishment of trading positions in the wholesale energy markets on both a medium-term and short-term basis. To the extent that we have long positions in the energy markets, a downturn in market prices could result in losses from a decline in the value of such long positions. Conversely, to the extent that we enter into forward sales contracts or take short positions in the energy markets, an upturn in market prices could expose us to losses as we attempt to cover any short positions by acquiring energy in a rising market.
Our trading positions can be impacted by volatility in the energy markets that, in turn, depend on various factors, including weather in various geographical areas and short-term supply and demand imbalances, which cannot be predicted with any certainty. A shift in the energy markets could adversely affect our positions which could also have an adverse effect on our business.
Although we employ a number of risk management controls in order to limit exposure to risks arising from trading activities, we cannot guarantee that losses will not occur and such losses may be outside the parameters of our risk controls.
We may be involved in disputes, governmental and regulatory investigations and litigation.
We and our affiliates are subject to governmental or regulatory investigations from time to time. Governmental and regulatory investigations, regardless of their outcome, are generally costly, divert management attention, and have the potential to damage our reputation.  The unfavorable resolution of any governmental or regulatory investigation could result in criminal liability, fines, penalties or other monetary or non-monetary remedies and could materially affect our business or results of operations. In addition, in the normal course of our operations, we are involved in various legal actions that could expose us to liability for damages and potential negative publicity associated with such legal actions. The outcome with respect to outstanding, pending or future actions cannot be predicted with certainty and may be adverse to us and as a result could have an adverse effect on our assets, liabilities, business, financial condition, results of operations, cash flow and reputation.
Counterparties to our contracts may not fulfill their obligations.
If, for any reason, any of the purchasers of power under our PPAs, including Brookfield, are unable or unwilling to fulfill their contractual obligations under the relevant PPA or if they refuse to accept delivery of power pursuant to the relevant PPA, our assets, liabilities, business, financial condition, results of operations and cash flow could be adversely affected as we may not be able to replace the agreement with an agreement on equivalent terms and conditions. External events, such as a severe economic downturn, could impair the ability of some counterparties to the PPAs or some customers to pay for electricity received.  In addition, inadequate performance by counterparties to operation and maintenance contracts related to certain of our assets or investments may increase the risk of operational or mechanical failures of such facilities.
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
We may suffer a significant loss resulting from fraud, bribery, corruption, other illegal acts, inadequate or failed internal processes or systems, or from external events, such as security threats affecting our ability to operate. We operate in multiple jurisdictions and it is possible that our operations will expand into new jurisdictions.  Doing business in multiple jurisdictions requires Brookfield Renewable to comply with the laws and regulations of the U.S. government as well as those of various non-U.S. jurisdictions, and the number of jurisdictions in which we are operating has grown in recent years. These laws and regulations may apply to Brookfield Renewable, our Service Provider, our subsidiaries, individual directors, officers, employees and third-party agents. In particular, our non-U.S. operations are subject to U.S. and foreign anti-corruption laws and regulations, such as the Foreign Corrupt Practices Act of 1977, as amended (“FCPA”). The FCPA, among other things, prohibits companies and their officers, directors, employees and third-party agents acting on their behalf from corruptly offering, promising, authorizing or providing anything of value to foreign officials for the purposes of influencing official decisions or obtaining or retaining business or otherwise obtaining favorable treatment. Brookfield Renewable and its officers, directors, employees and third-party agents regularly deal with government bodies and government owned and controlled businesses, the employees and representatives of which may be considered foreign officials for purposes of the FCPA. Also, as we make acquisitions, we may expose ourselves to FCPA or other corruption related risks if our due diligence processes are unable to uncover or detect violations of applicable anti-corruption laws.
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
Our business relies on information technology. In addition, our business relies upon telecommunication services to remotely monitor and control our assets and interface with regulatory agencies, wholesale power markets and customers. The information and embedded systems of key business partners, including suppliers of the information technology systems on which we rely, and regulatory agencies are also important to our operations. In light of this, we may be subject to cyber security risks or other breaches of information technology security intended to obtain unauthorized access to our proprietary information and that of our business partners, destroy data or disable, degrade, or sabotage these systems through the introduction of computer viruses, fraudulent emails, cyber attacks and other means, and such breaches could originate from a variety of sources including our own employees or unknown third parties. There can be no assurance that measures implemented to protect the integrity of these systems will provide adequate protection, and any such breach of our information technology could go undetected for an extended period of time. A breach of our cyber security measures or the failure or malfunction of any of our computerized business systems, associated backup or data storage systems could cause us to suffer a disruption in one or more parts of our business and experience, among other things, financial loss, a loss of business opportunities, misappropriation or unauthorized release of confidential or personal information, damage to our systems and those with whom we do business, violation of privacy and other laws, litigation, regulatory penalties and remediation and restoration costs as well as increased costs to maintain our systems. For example, the European General Data Protection Regulation, which came into effect in May 2018, includes stringent operational requirements for entities processing personal information and significant penalties for non-compliance. Cyber-security breaches or failures of our information technology systems could have an adverse effect on our business operations, financial reporting, financial condition and results of operations, and result in reputational damage.
There can be no guarantee that newly developed technologies that we invest in will perform as anticipated.
We may invest in and use newly developed, less proven, technologies in our development projects or in maintaining or enhancing our existing assets. There is no guarantee that such new technologies will perform as anticipated. The failure of a new technology to perform as anticipated may adversely affect the profitability of a particular development project or existing asset.
Performance of our Operating Entities may be harmed by future labor disruptions and economically unfavorable collective bargaining agreements.
Certain of BEP’s subsidiaries are parties to collective agreements that expire periodically and those subsidiaries may not be able to renew their collective agreements without a labor disruption or without agreeing to significant increases in cost. In the event of a labor disruption such as a strike or lock-out, the ability of our generation assets to generate electricity may be impaired and our results from operations and cash flow could be adversely affected.

The economic viability of the feedstock supplier of our biomass cogeneration facilities is linked to the market price for sugar and ethanol, and the prices of these commodities are cyclical and are affected by general economic conditions in Brazil and globally.
The principal feedstock of our 175 MW biomass cogeneration facilities is “bagasse” – a dry, fibrous residue left after the extraction of juice from sugar cane. The biomass cogeneration facilities that we own are attached to mills that are suppliers of the bagasse, which they provide to these facilities in exchange for some of the steam and electricity that the facilities produce. The excess electricity that is not delivered to the relevant mill is sold under contract to commercial offtakers, to the government by way of a regulated auction process or directly into the market. The viability of these mills depends on prevailing market prices for ethanol and sugar as well as other factors that are out of our control. Two of the biomass cogeneration facilities depend on a single supplier of bagasse, who is the owner of a sugar and ethanol mill. This supplier is currently in financial distress and in judicial reorganization in Brazil, if such supply of bagasse becomes unavailable, we would have to procure it from other sources, which could have an adverse effect on the value of this investment.
Risks Related to Financing
Our ability to finance our operations is subject to various risks relating to the state of capital markets.
We expect to finance future acquisitions, the development and construction of new facilities and other capital expenditures out of cash generated from our operations, capital recycling, debt and possible future issuances of equity. There is debt throughout our corporate structure that will need to be replaced from time to time: BEP, BRELP and the Holding Entities have corporate debt and many Operating Entities have limited recourse project level debt (which is non-recourse to BEP). Our ability to obtain debt or equity financing to fund our growth, and our ability to refinance existing indebtedness, is dependent on, among other factors, the overall state of capital markets (as well as local market conditions, particularly in the case of non-recourse financings), continued operating performance of our assets, future electricity market prices, the level of future interest rates, lenders’and investors’ assessment of our credit risk, capital markets conditions and investor appetite for investments in renewable energy and infrastructure assets in general and in Brookfield Renewable’s securities in particular. Also, Brookfield Renewable’s financing agreements contain conditions that limit our ability to repay indebtedness prior to maturity without incurring penalties, which may limit our ability to raise capital and financing on favorable terms. To the extent that external sources of capital become limited or unavailable or available on onerous terms, our ability to fund acquisitions and make necessary capital investments to construct new or maintain existing facilities will be impaired, and as a result, our business, financial condition, results of operations and prospects may be adversely affected.
We are subject to operating and financial restrictions through covenants in our loan, debt and security agreements.
Brookfield Renewable is subject to operating and financial restrictions through covenants in our loan, debt and security agreements. These restrictions prohibit or limit our ability to, among other things, incur additional debt, provide guarantees for indebtedness, grant liens, dispose of assets, liquidate, dissolve, amalgamate, consolidate or effect corporate or capital reorganizations, declare distributions, issue equity interests, and create subsidiaries. A financial covenant in our corporate bonds and in our corporate bank credit facilities limits our overall indebtedness to a percentage of total capitalization, a restriction which may limit our ability to obtain additional financing, withstand downturns in our business and take advantage of business and development opportunities. If we breach our covenants, our credit facilities may be terminated or come due and such event may cause our credit rating to deteriorate and subject Brookfield Renewable to higher interest and financing costs. From time to time, we also acquire businesses and assets that have debt obligations that are in default. We may also be required to seek additional debt financing on terms that include more restrictive covenants, require repayment on an accelerated schedule or impose other obligations that limit our ability to grow our business, acquire needed assets or take other actions that we might otherwise consider appropriate or desirable.
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
Risks Related to Our Growth Strategy
We may be unable to identify sufficient investment opportunities and complete transactions, as planned.
Our strategy for building LP Unitholder value is to seek to acquire or develop high-quality assets and businesses that generate sustainable and increasing cash flows, with the objective of achieving appropriate risk-adjusted returns on our invested capital over the long-term. However, there is no certainty that we will be able to find sufficient investment opportunities and complete transactions that meet our investment criteria. Our investment criteria consider, among other things, the financial, operating, governance and strategic merits of a proposed acquisition including whether we expect it will meet our targeted return hurdle and, as such, there is no certainty that we will be able to continue growing our business by making acquisitions or developing assets at attractive returns. Competition for assets is significant and competition from other well-capitalized investors or companies may significantly increase the purchase price or prevent us from completing an acquisition. We may also decline opportunities that we do not believe meet our investment criteria, which our competition may pursue instead. Further, our growth initiatives may be subject to a number of closing conditions, including, as applicable, third party consents, regulatory approvals (including from competition authorities) and other third-party approvals or actions that are beyond our control. If all or some of our growth initiatives are unable to be completed on the terms agreed, we may need to delay certain acquisitions or abandon them altogether. If returns are lower than anticipated from such initiatives, we also may not be able to achieve growth in our distributions in line with our stated goals and the market value of our Units may decline.
We may not be able to complete all or some of our capital recycling initiatives, which could adversely impact our liquidity to fund future growth.
We occasionally seek to recycle capital to fund future acquisitions and the development and construction of new facilities by selling certain assets. For example, in 2019, as part of our capital recycling initiatives, we sold an additional 25% non-controlling, indirect interest in our 413 MW Canadian hydroelectric portfolio to a consortium of buyers, completed the disposition of five of the six projects making up our 178 MW wind and solar portfolio in South Africa, with the disposition of the remaining 32 MW South Africa project expected to occur in the first half of 2020, and completed the disposition of our 68 MW Northern Ireland and 123 MW Portugal wind portfolios. We may not be able to complete all or some of our capital recycling initiatives on our desired timelines, at favorable prices or at all, which could result in less liquidity to fund future growth.
Future growth of our portfolio may subject us to additional risks and the expected benefits of our transactions, including acquisitions, may not materialize.
A key part of our strategy involves seeking acquisition opportunities. Acquisitions in general, and large-scale acquisitions in particular, have the potential to materially increase the scale, scope and complexity of our operations. If we do not effectively manage the additional operations, our business, financial condition and results of operations may be adversely affected.
Acquisitions will likely involve some or all of the following risks, which could adversely affect our business, financial condition or results of operations: the potential to not close or otherwise realize the expected benefits of an announced transaction, the difficulty of integrating the acquired operations and personnel into our current operations; the inability to achieve potential synergies; potential disruption of our current operations; diversion of resources, including the time and attention of Brookfield’s professionals; the difficulty of managing the growth of a larger organization; the risk of entering markets in which we have little experience; the risk of becoming involved in labor, commercial or regulatory disputes or litigation related to the new operations; the risk of environmental or other liabilities associated with the acquired business; the risk of alleged or actual violation of applicable anti-bribery/anti-corruption laws of the acquired business; and the risk of a change of control resulting from an acquisition triggering rights of third parties or government agencies under contracts with, or authorizations held by, the operating business being acquired. While it is our practice to conduct extensive due diligence investigations into businesses being acquired, it is possible that due diligence may fail to uncover or adequately assess all material risks in the business being acquired, whether operational, financial, legal or otherwise. For example, we may fail to identify a change of control trigger in a material contract or authorization, or a contractual counterparty or government agency may take a different view on the interpretation of such a provision to that taken by us, thereby resulting in a dispute. The discovery of any material liabilities subsequent to an acquisition, as well as the failure of an acquisition to perform according to expectations, could have an adverse effect on Brookfield Renewable’s business, financial condition and results of operations. In addition, if returns are lower than anticipated from new acquisitions, we may not be able to achieve growth in our distributions in line with our stated goals and the market value of our Units may decline.

There are several factors which may affect our ability to develop existing sites and find new sites suitable for the development of greenfield power projects.
Our ability to realize our greenfield development growth plans is dependent on our ability to develop existing sites and find new sites suitable for development into viable projects. Our ability to maintain a development permit often requires specific development steps to be undertaken. Successful development of greenfield renewable power projects is typically dependent on a number of factors, including: the ability to secure an attractive site on reasonable terms, often following lengthy negotiations and/or competitive bidding processes; accurately measuring resource availability at levels deemed economically attractive for continued project development; the ability to secure approvals, licenses and permits; the acceptance of local stakeholders, including in some cases, Indigenous peoples; the ability to secure transmission interconnection access or agreements; the ability to successfully integrate new projects into existing assets; the ability to acquire suitable labour, equipment and construction services on acceptable terms; the ability to attract project financing; and the ability to secure a long-term PPA or other sales contract on reasonable terms. Each of these factors can be critical in determining whether or not a particular development project might ultimately be suitable for construction. Failure to achieve any one of these elements may prevent the development and construction of a project. When this occurs we may lose all of our investment in development expenditures and may be required to write-off project development assets.
Greenfield power projects may also require large areas of land on which the projects are to be constructed and operated. Rights to use land can be obtained through freehold title, leases and other rights of use. Land title systems vary by jurisdiction and in some cases it may not be possible to ascertain definitively who has the legal right to enter into land tenure arrangements with the asset owner. A government, court, regulator, or Indigenous group may also make a decision or take action that affects the development of a project or the demand for its services. In particular, a regulator may restrict our access to an asset, or may require us to provide third parties with access. The restriction or curtailment of our rights with respect to an asset by a regulator or otherwise may negatively impact the success of our projects.
The development of our greenfield power projects is subject to construction risks and risks associated with the arrangements we enter into with communities and joint venture partners.
Our ability to develop an economically successful project is dependent on, among other things, our ability to construct a particular project on-time and on-budget. The construction and development of generating facilities is subject to environmental, engineering and construction risks that could result in cost-overruns, delays and reduced performance. A number of factors that could cause such delays, cost over-runs or reduced performance including, but are not limited to, changes in local laws or difficulties in obtaining permits, rights of way or approvals, changing engineering and design requirements, construction costs exceeding estimates for various reasons, including inaccurate engineering and planning, failures to properly estimate the cost of raw materials, components, equipment, labor or the inability to timely obtain them, unanticipated problems with project start-up, the performance of contractors, the insolvency of the head contractor, a major subcontractor and/or a key equipment supplier, labor disruptions, inclement weather, defects in design, engineering or construction (including, without limitation, latent defects that do not materialize during an applicable warranty or limitation period) and project modifications. A delay in the projected completion of a project can result in a material increase in total project construction costs through higher capitalized interest charges, additional labor and other expenses, and a resultant delay in the commencement of cash flow. In addition, such unexpected issues may result in increased debt service costs, operations and maintenance expenses and damage payments for late delivery or the failure to meet agreed upon generation levels. This may result in an inability to meet the higher interest and principal repayments arising from the additional debt required.
In addition, we enter into various types of arrangements with communities and joint venture partners, including in some cases, Indigenous peoples, for the development of projects. In some circumstances, we may be required to notify, consult, or obtain the consent of certain stakeholders, such as Indigenous peoples, landowners, and/or municipalities. In some jurisdictions where we have greenfield power projects, it may be possible to claim Indigenous rights to land and the existence or declaration of native title may affect the existing or future activities of our projects and impact their business, financial condition and results of operations. In Canada, for example, courts have recognized that Indigenous peoples may possess rights at law in respect of land used or occupied by their ancestors where treaties have not been concluded to deal with these rights. Certain of these communities and partners may have or may develop interests or objectives which are different from or even in conflict with our objectives. Any such differences could have a negative impact on the success of our projects.
Brookfield has no obligation to source acquisition opportunities for us and we may not have access to all renewable power acquisitions that Brookfield identifies.
Our ability to grow through acquisitions depends on Brookfield’s ability to identify and present us with acquisition opportunities. Brookfield established BEP to hold and acquire, directly or indirectly, renewable power generating operations and development projects on a global basis. However, Brookfield’s obligations to BEP under the Master Services Agreement and Relationship Agreement are subject to a number of exceptions and Brookfield has no obligation to source acquisition opportunities specifically for us. In addition, Brookfield has not agreed to commit any minimum level of dedicated resources to us for the pursuit of renewable power-related acquisitions. Moreover, pursuant to a relationship agreement between TerraForm Power and Brookfield, Brookfield has, subject to certain exceptions, designated TerraForm Power (of which Brookfield Renewable owns approximately 30%) as its primary vehicle for the acquisition of operating solar and wind assets in North America and Western Europe. See Item 4.A “History and Development of the Company — Recent Developments — Acquisitions and Dispositions”. There are a number of factors which could adversely impact the extent to which suitable acquisition opportunities are made available to BEP from Brookfield, for example:

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

•
the same professionals within Brookfield’s organization that are involved in sourcing and executing acquisitions that are suitable for us are responsible for sourcing and executing opportunities for the vehicles, consortiums and partnerships referred to above, as well as having other responsibilities within Brookfield’s broader asset management business. Limits on the availability of such individuals will likewise result in a limitation on the availability of acquisition opportunities for us. As well, acquisitions made by other Brookfield sponsored vehicles, partnerships or consortiums may result in the application of additional statutory or regulatory requirements to our business, which could limit the availability of additional acquisition opportunities for us;

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
Some of our investments and current operations are structured as joint ventures, partnerships and consortium arrangements, including our interests in Isagen and X-Elio, and we intend to continue to operate in this manner in the future, which may reduce Brookfield’s and our influence over such operating subsidiaries and may subject us to additional obligations.
Some of our investments and current operations are structured as joint ventures, partnerships and consortium arrangements, including our interest in Isagen and our 50:50 joint venture for X-Elio. An integral part of our strategy is to participate with institutional investors in Brookfield-sponsored or co-sponsored consortiums for asset acquisitions and as a partner in or alongside Brookfield-sponsored or co-sponsored partnerships that target acquisitions that suit our profile. These arrangements are driven by multiple factors, including the magnitude of capital required to complete acquisitions of certain generating assets. Such arrangements involve risks not present where a third party is not involved, including the possibility that partners or co-venturers might become bankrupt or otherwise fail to fund their share of required capital contributions. Additionally, partners or co-venturers might at any time have economic or other business interests or goals different from us and Brookfield.
While our strategy is to structure these arrangements to afford us certain protective rights in relation to operating and financing activities, joint ventures, partnerships and consortium investments may provide for a reduced level of influence over an acquired company because governance rights are shared with others. Accordingly, decisions relating to the underlying operations and financing activities, including decisions relating to the management and operation, the investment of capital within the arrangement, and the timing and nature of any exit, will be made by a majority or supermajority vote of the investors or by separate agreements that are reached with respect to individual decisions. For example, although we own a controlling stake in our consortium's interest in Isagen, the arrangements in place with our consortium partners require supermajority approval of the consortium for certain actions with respect to our investment in Isagen and our influence over its business operations. In addition, our ability to continue to exercise control over Isagen depends on Brookfield (including Brookfield Renewable) meeting certain ownership thresholds in the entity entitled to appoint the Isagen board of directors. See Item 4.B “Business Overview-Colombian Business”. As a further example, when we participate with institutional investors in Brookfield-sponsored or co-sponsored consortiums for asset acquisitions and as a partner in or alongside Brookfield-sponsored or co-sponsored partnerships, there is often a finite term to the investment or a date after which partners are granted liquidity rights, which may lead to the investment being sold prior to the date we would otherwise choose. In addition, such operations may be subject to the risk that other investors may make business, financial or management decisions with which we do not agree, or the management of the applicable company may take risks or otherwise act in a manner that does not serve our interests. Because we may have a reduced level of influence over such operations, we may not be able to realize some or all of the benefits that we believe will be created from our and Brookfield’s involvement. If any of the foregoing were to occur, our business, financial condition and results of operations could suffer as a result.
In addition, because some of our transactions and current operations are structured as joint ventures, partnerships or consortium arrangements, the sale or transfer of interests in some of our operations are or may be subject to rights of first refusal or first offer, tag along rights or drag along rights and some agreements provide for buy-sell or similar arrangements. Such rights may be triggered at a time when we may not want them to be exercised and such rights may inhibit our ability to sell our interest in an entity within our desired time frame or on any other desired basis. In addition, certain of our operations are also subject to pre-emptive or default rights which may lead to the joint venture or third parties compulsorily acquiring assets from the joint venture.
Political instability, changes in government policy, or unfamiliar cultural factors could adversely impact the value of our investments.
We are subject to the risk of geopolitical uncertainties in all jurisdictions in which we operate. We make investments in businesses globally and we can pursue investments in new, non-core markets, which may expose us to additional risks. We may not properly adjust to the local culture and business practices in such markets, and there is the prospect that we may hire personnel or partner with local persons who might not comply with our culture and ethical business practices; either scenario could result in the failure of our initiatives in new markets and lead to financial losses for us and our managed entities. There are risks of political instability in several of the jurisdictions in which we conduct business, including, for example, from factors such as political conflict, tariffs, income inequality, refugee migration, terrorism, the potential break-up of political-economic unions (or the departure of a union member — e.g., Brexit) and political corruption. The withdrawal of the U.K. from the European Union in January 2020 may contribute to further global economic uncertainty and could significantly disrupt the free movement of goods, services, and people between the U.K. and the European Union, which could result in increased legal and regulatory complexities, as well as potential higher costs of conducting business in Europe. The materialization of one or more of these risks could negatively affect our financial performance.
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
We may acquire distressed companies and these acquisitions may subject us to increased risks, including the incurrence of additional legal or other expenses.
As part of our acquisition strategy, we may acquire distressed companies. This could involve acquisitions of securities of companies in event-driven special situations, such as acquisitions, tender offers, bankruptcies, recapitalizations, spinoffs, corporate and financial restructurings, litigation or other liability impairments, turnarounds, management changes, consolidating industries and other catalyst-oriented situations. Acquisitions of this type involve substantial financial and business risks that can result in substantial or total losses. Among the problems involved in assessing and making acquisitions in troubled issuers is the fact that it frequently may be difficult to obtain information as to the condition of such issuer. If, during the diligence process, we fail to identify issues specific to a company or the environment in which Brookfield Renewable operates, we may be forced to later write down or write off assets, or incur impairment or other charges that may result in other reporting losses.
As a consequence of Brookfield Renewable’s role as an acquirer of distressed companies, we may be subject to increased risk of incurring additional legal, indemnification or other expenses, even if we are not named in any action. In distressed situations, litigation often follows when disgruntled shareholders, creditors and other parties seek to recover losses from poorly performing investments. The enhanced litigation risk for distressed companies is further elevated by the potential that Brookfield or Brookfield Renewable may have controlling or influential positions in these companies.
Government policies providing incentives for renewable energy could change at any time.
Development of new renewable energy sources and the overall growth of the renewable energy industry has generally been supported by state or provincial, national, supranational and international policies. Some of our projects benefit from such incentives.  The attractiveness of renewable energy to purchasers of renewable assets, as well as the economic return available to project sponsors, is often enhanced by such incentives. Particularly in light of political changes in certain jurisdictions – including the United States – there is a risk that regulations that provide incentives for renewable energy could change or expire in a manner that adversely impacts the market for renewables generally. Any political changes in the jurisdictions in which we operate may impact the competitiveness of renewable energy generally and the economic value of certain of our projects in particular.
Brookfield Renewable may occasionally make purchases of securities, including the publicly listed securities of other companies, the value of which could decline due to factors beyond our control.
Brookfield may periodically recommend that Brookfield Renewable make investments in securities, including the publicly traded securities or debt of other companies. For example, in October 2019, TerraForm Power, a Nasdaq listed public company, completed a $250 million public offering of its common stock along with a concurrent $50 million private placement to Brookfield Renewable, resulting in an aggregate Brookfield ownership interest of approximately 62%, with Brookfield Renewable’s proportionate interest in TerraForm Power remaining largely unchanged at approximately 30%. Investments in securities are particularly subject to market volatility and market disruptions, changes in interest and currency exchange rates, equity prices and other economic and business factors beyond our control. In addition, at the time of any sales and settlements of securities, the price we ultimately realize will depend on demand and liquidity in the market at that time and may be materially lower than their current fair value.  While investments in securities are not expected to account for a large portion of Brookfield’s Renewable investments generally, a decline in the value of such securities could result in returns that are lower than anticipated or even in the investment being lost completely, which could mean that we are not be able to achieve growth in our distributions in line with our stated goals and the market value of our units may decline.
Other Risks Related to BEP
BEP is a “foreign private issuer” under U.S. securities laws and is therefore subject to disclosure obligations different from requirements applicable to U.S. domestic registrants listed on the NYSE.

Although BEP is subject to the periodic reporting requirements of the Exchange Act, the periodic disclosure required of foreign private issuers under the Exchange Act is different from periodic disclosure required of U.S. domestic registrants. Therefore, there may be less publicly available information about BEP than is regularly published by or about other public companies in the U.S. BEP is exempt from certain other sections of the Exchange Act to which U.S. domestic issuers are subject, including Regulation FD, which prohibits issuers from making selective disclosures of material non-public information, and the requirement to provide our LP Unitholders with information statements or proxy statements that comply with the Exchange Act. In addition, insiders and large LP Unitholders of BEP are not obligated to file reports under Section 16 of the Exchange Act, and certain corporate governance rules that are imposed by the NYSE are inapplicable to BEP.
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
The Investment Company Act (and similar legislation in other jurisdictions) provides certain protections to investors and imposes certain restrictions on companies that are registered as investment companies. BEP is not an “investment company” under the Investment Company Act and does not intend to become one. If BEP were to be deemed an investment company  under the Investment Company Act, we might be required to materially restrict or limit the scope of our operations or plans as it would be impractical for us to operate as intended: certain agreements we have with Brookfield would be impaired, the type and amount of acquisitions that we would be able to make as a principal would be limited, and our business, financial condition and results of operations would be adversely affected. We would also be limited in the types of acquisitions that we might make, and we might need to modify our organizational structure or dispose of assets of which we would not otherwise dispose. Accordingly, we would be required to take extraordinary steps to address the situation, such as the amendment or termination of our Master Services Agreement, the restructuring of BEP and the Holding Entities, the amendment of the Amended and Restated Limited Partnership Agreement of BEP or the termination of BEP, any of which could adversely affect the value of our Units. In addition, if BEP were deemed to be an investment company under the Investment Company Act, it would be taxable as a corporation for U.S. federal income tax purposes, which could adversely affect the value of our Units.
Our failure to maintain effective internal controls could have a material adverse effect on our business and the price of our Units.
Pursuant to Section 404 of the Sarbanes-Oxley Act, our management has delivered a report that assesses the effectiveness of our internal controls over financial reporting (in which they concluded that these internal controls are effective) and our independent registered public accounting firm has delivered an attestation report on our management’s assessment of, and the operating effectiveness of, our internal controls over financial reporting in conjunction with their opinion on our audited consolidated financial statements. Failing to maintain adequate internal controls over financial reporting or to implement required, new or improved controls, or difficulties encountered in their implementation, could cause us to report material weaknesses in our internal controls over financial reporting and could result in a more than remote possibility of errors or misstatements in our consolidated financial statements that would be material. If we or our independent registered public accounting firm were to conclude that our internal controls over financial reporting were not effective, investors could lose confidence in our reported financial information and the price of our Units could decline. Our failure to achieve and maintain effective internal controls could have an adverse effect on our business, our access to the capital markets and investors’

perception of us. In addition, material weaknesses in our internal controls could require significant expense and management time to remediate.
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
BEP and BRELP depend on the management and administration services provided by or under the direction of the Service Provider under our Master Services Agreement. Brookfield personnel and support staff that provide services to us under our Master Services Agreement are not required to have as their primary responsibility the management and administration of BEP or BRELP or to act exclusively for either of us and our Master Services Agreement does not require any specific individuals to be provided by Brookfield to BEP. Failing to effectively manage our current operations or to implement our strategy could have an adverse effect on our business, financial condition and results of operations. Our Master Services Agreement continues in perpetuity, until terminated in accordance with its terms.
The departure of some or all of Brookfield’s professionals could prevent us from achieving our objectives.
We depend on the diligence, skill and business contacts of Brookfield’s professionals and the information and opportunities they generate during the normal course of their activities. Our future success will depend on the continued service of these individuals, who are not obligated to remain employed with Brookfield. Brookfield has experienced departures of key professionals in the past and may experience departures again in the future, and we cannot predict the impact that any such departures will have on our ability to achieve our objectives. The departure of a significant number of Brookfield’s professionals for any reason, or the failure to appoint qualified or effective successors in the event of such departures, could have an adverse effect on our ability to achieve our objectives. The Amended and Restated Limited Partnership Agreement of BEP and our Master Services Agreement do not require Brookfield to maintain the employment of any of its professionals or to cause any particular professionals to provide services to us or on our behalf.
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
Our organizational and ownership structure, as well as our contracted arrangements with Brookfield, may create significant conflicts of interest that may be resolved in a manner that is not in the best interests of Brookfield Renewable or the best interests of our Unitholders.
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
Brookfield and Oaktree operate their respective investment businesses largely independently, and do not expect to coordinate or consult on investment decisions, which may give rise to conflicts of interest and make it more difficult to mitigate certain conflicts of interest.
Brookfield and Oaktree operate their respective investment businesses largely independently pursuant to an information barrier, and Brookfield does not expect to coordinate or consult with Oaktree with respect to investment activities and/or decisions. In addition, neither Brookfield nor Oaktree is expected to be subject to any internal approvals over its investment activities and decisions by any person who would have knowledge and/or decision-making control of the investment decisions of the other. As a result, it is expected that we and our subsidiaries, as well as Brookfield, Brookfield Accounts that we are invested in and their portfolio companies, will engage in activities and have business relationships that give rise to conflicts (and potential conflicts) of interests between them, on the one hand, and Oaktree, Oaktree Accounts and their portfolio companies, on the other hand. These conflicts (and potential conflicts) of interests may include: (i) competing from time to time for the same investment opportunities, (ii) the pursuit by Oaktree Accounts of investment opportunities suitable for us and Brookfield Accounts that we are invested in, without making such opportunities available to us or those Brookfield Accounts, and (iii) the formation or establishment of new Oaktree Accounts that could compete or otherwise conduct their affairs without regard as to whether or not they adversely impact our company and/or Brookfield Accounts that we are invested in. Investment teams managing our activities and/or Brookfield Accounts that we are invested in are not expected to be aware of, and will not have the ability to manage, such conflicts.
We and/or Brookfield Accounts that we are invested in could be adversely impacted by Oaktree’s activities. Competition from Oaktree Accounts for investment opportunities could also, under certain circumstances, adversely impact the purchase price of our (direct and/or indirect) investments. As a result of different investment objectives, views and/or interests in investments, Oaktree will manage certain Oaktree Accounts in a way that is different than from our interests and/or Brookfield Accounts that we are invested in, which could adversely impact our (direct and/or direct) investments. For more information, see Item 7.B., “Related Party Transactions—Conflicts of Interest and Fiduciary Duties—Oaktree”.
Brookfield and Oaktree are likely to be deemed to be affiliates for purposes of certain laws and regulations, which may result in, among other things, earlier public disclosure of investments by us and/or Brookfield Accounts that we are invested in.
Brookfield and Oaktree are likely to be deemed to be affiliates for purposes of certain laws and regulations, notwithstanding their operational independence and/or information barrier, and it is anticipated that, from time to time, we and/or Brookfield Accounts that we are invested in and Oaktree Accounts may each have significant positions in one or more of the same issuers. As such, Brookfield and Oaktree will likely need to aggregate certain investment holdings, including our holdings, Brookfield Accounts that we are invested in and Oaktree Accounts for certain securities law purposes and other regulatory purposes. Consequently, Oaktree’s activities could result in earlier public disclosure of investments by us and/or Brookfield Accounts that we are invested in, restrictions on transactions by us and/or Brookfield Accounts that we are invested in (including the ability to make or dispose of certain investments at certain times), adverse effects on the prices of investments made by us and/or Brookfield Accounts that we are invested in, potential short-swing profit disgorgement, penalties and/or regulatory remedies, among others. For more information, see Item 7.B., “Related Party Transactions—Conflicts of Interest and Fiduciary Duties—Oaktree”.
Breaches of the information barrier and related internal controls by Brookfield and/or Oaktree could result in significant adverse consequences to Brookfield and Oaktree and/or Brookfield Accounts that we are invested in, amongst others.
Although information barriers were implemented to address the potential conflicts of interests and regulatory, legal and contractual requirements of our company, Brookfield and Oaktree may decide, at any time and without notice to us or our Unitholders, to remove or modify the information barrier between Brookfield and Oaktree. In addition, there may be breaches (including inadvertent breaches) of the information barriers and related internal controls by Brookfield and/or Oaktree.
To the extent that the information barrier is removed or is otherwise ineffective and Brookfield has the ability to access analysis, model and/or information developed by Oaktree and its personnel, Brookfield will not be under any obligation or other duty to access such information or effect transactions for us and/or Brookfield Accounts that we are invested in in accordance with such analysis and models, and in fact may be restricted by securities laws from doing so. In such circumstances, Brookfield may make investment decisions for us and/or Brookfield Accounts that we are invested in that differ from those it would have made if Brookfield had pursued such information, which may be disadvantageous to us and/or Brookfield Accounts that we are invested in.
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
We may need additional funds in the future and Brookfield Renewable may issue additional LP Units, Preferred Units or securities exchangeable into LP Units (including any BEPC class A shares issued in connection with the Special Distribution or the Proposed Transaction) in lieu of incurring indebtedness, which may dilute existing holders of our LP Units, or BEP may issue securities that have rights and privileges that are more favorable than the rights and privileges accorded to our Unitholders.
Under the Amended and Restated Limited Partnership Agreement of BEP, BEP may issue additional partnership securities, including LP Units, Preferred Units, securities exchangeable into LP Units and options, rights, warrants and appreciation rights relating to partnership securities for any purpose and for such consideration and on such terms and conditions as the Managing General Partner may determine. The Managing General Partner’s board of directors will be able to determine the class, designations, preferences, rights, powers and duties of any additional partnership securities, including any rights to share in BEP’s profits, losses and distributions, any rights to receive partnership assets upon a dissolution or liquidation of BEP and any redemption, conversion and exchange rights. The Managing General Partner may use such authority to issue additional LP Units, Preferred Units, or securities exchangeable into LP Units, which could dilute holders of our LP Units, or to issue securities with rights and privileges that are more favorable than those of our LP Units or Preferred Units. The sale or issuance of LP Units, Preferred Units or securities exchangeable into LP Units, or the perception of such sales, issuances or exchanges, could depress the trading price of the LP Units or Preferred Units and impair our ability to raise capital through the sale of additional LP Units or Preferred Units. We cannot predict the effect that future sales or issuances of LP Units, Preferred Units or securities exchangeable into LP Units, or the perception of such sales, issuances or exchanges, would have on the market price of the LP Units or Preferred Units. Holders of Units do not have any pre-emptive right or any right to consent to or otherwise approve the issuance of any such securities or the terms on which any such securities may be issued.
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
The market price of our Units may be highly volatile and could be subject to wide fluctuations. Some of the factors that could negatively affect the price of our Units include: general market and economic conditions, including disruptions, downgrades, credit events and perceived problems in the credit markets; actual or anticipated variations in our quarterly operating results or distributions on our LP Units; changes in our investments or asset composition; write-downs or perceived credit or liquidity issues affecting our assets; market perception of BEP, our business and our assets; our level of indebtedness and/or adverse market reaction to any indebtedness we incur in the future; our ability to raise capital on favorable terms or at all; sales of LP Units, Preferred Units or securities exchangeable for LP Units; loss of any major funding source; the termination of our Master Services Agreement or additions or departures of our or Brookfield’s key personnel; changes in market valuations of similar renewable power companies or renewable power markets generally; speculation in the press or investment community regarding us or Brookfield; and changes in U.S. tax laws that make it impractical or impossible to continue to be taxable as a partnership for U.S. federal income tax purposes.
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
Our payout ratio may exceed in some periods 100% of our Funds From Operations. If this were to occur, it could impact our ability to maintain or grow our distributions to Unitholders.
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
The Brookfield Renewable structure, including the structure of the Holding Entities and the Operating Entities, is based on prevailing taxation law and practice in the local jurisdictions in which Brookfield Renewable operates. These jurisdictions include Canada, the U.S., Brazil, the Republic of Ireland, the United Kingdom, Colombia, India and China. Any change in tax legislation (including in relation to taxation rates) and practice in these jurisdictions or provinces, states or municipalities within them, could adversely affect these entities, as well as the net amount of distributions payable to Unitholders. Taxes and other constraints that would apply to the Brookfield Renewable entities in such jurisdictions may not apply to local institutions or other parties, and such parties may therefore have a significantly lower effective cost of capital and a corresponding competitive advantage in pursuing such acquisitions.
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
U.S. Holders may face adverse U.S. tax consequences arising from the ownership of a direct or indirect interest in a PFIC. Based on the organizational structure of BEP, as well as BEP’s expected income and assets, the Managing General Partner and the BRELP General Partner currently believe that a U.S. Holder is unlikely to be regarded as owning an interest in a PFIC solely by reason of owning LP Units during the taxable year ending December 31, 2020. However, there can be no assurance that an existing BEP entity or a future entity in which BEP acquires an interest will not be classified as a PFIC with respect to a U.S. Holder, because PFIC status is a factual determination that depends on the assets and income of a given entity and must be made on an annual basis. In general, gain realized by a U.S. Holder from the sale of stock of a PFIC is subject to tax at ordinary income rates, and an interest charge generally applies. Alternatively, a U.S. Holder that makes certain elections with respect to a direct or indirect interest in a PFIC may be required to recognize taxable income prior to the receipt of cash relating to such income. The adverse consequences of owning an interest in a PFIC, as well as certain tax elections for mitigating these adverse consequences, are described in greater detail in Item 10.E “Taxation — Material U.S. Federal Income Tax Considerations — Consequences to U.S. Holders — Passive Foreign Investment Companies”. Each U.S. Holder should consult an independent tax adviser regarding the implication of the PFIC rules for an investment in LP Units.
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
The U.S. federal income tax treatment of LP Unitholders depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. LP Unitholders should be aware that the U.S. federal income tax rules, particularly those applicable to partnerships, are constantly under review by the Congressional tax-writing committees and other persons involved in the legislative process, the IRS, the U.S. Treasury Department and the courts, frequently resulting in revised interpretations of established concepts, statutory changes, revisions to regulations and other modifications and interpretations, any of which could adversely affect the value of LP Units and be effective on a retroactive basis. For example, changes to the U.S. federal tax laws and interpretations thereof could make it more difficult or impossible for BEP to be treated as a partnership that is not taxable as a corporation for U.S. federal income tax purposes, change the character or treatment of portions of BEP’s income, reduce the net amount of distributions available to LP Unitholders, or otherwise affect the tax considerations of owning LP Units. In addition, BEP’s organizational documents and agreements permit the Managing General Partner to modify the limited partnership agreement of BEP from time to time, without the consent of our LP Unitholders, to address such changes. In some circumstances, such revisions could have an adverse impact on some or all LP Unitholders.
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
Canada
The Canadian federal income tax consequences to Unitholders could be materially different in certain respects from those described in this Form 20-F if BEP or BRELP is a “specified investment flow-through partnership” or “SIFT partnership”, as defined in the Income Tax Act (Canada)(together with the regulations thereunder, the “Tax Act”).
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
Section 94.1 of the Tax Act contains rules relating to interests in entities that are not resident or deemed to be resident in Canada for purposes of the Tax Act or not situated in Canada (and certain exempt foreign trusts as defined in subsection 94(1) of the Tax Act), other than a CFA of the taxpayer (the “Non-Resident Entities”), that could in certain circumstances cause income to be imputed to Unitholders for Canadian federal income tax purposes, either directly or by way of allocation of such income imputed to BEP or to BRELP. See Item 10.E “Taxation – Certain Material Canadian Federal Income Tax Considerations”.
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

Any capital gain arising from the disposition or deemed disposition of our Units by a Non-Resident Unitholder will be subject to taxation in Canada, if, at the time of the disposition or deemed disposition, our Units are “taxable Canadian property”of the Non-Resident Unitholder, unless our Units are “treaty-protected property” to such Non-Resident Unitholder. In general, our Units will not constitute “taxable Canadian property” of any Non-Resident Unitholder at the time of disposition or deemed disposition, unless (a) at any time in the 60-month period immediately preceding the disposition or deemed disposition, more than 50% of the fair market value of our Units was derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves “taxable Canadian property”), from one or any combination of: (i) real or immovable property situated in Canada; (ii) “Canadian resource properties” (as defined in the Tax Act); (iii) “timber resource properties” (as defined in the Tax Act); and (iv) options in respect of, or interests in, or for civil law rights in, such property, whether or not such property exists, or (b) our Units are otherwise deemed to be “taxable Canadian property”. Since BEP’s assets will consist principally of units of BRELP, our Units would generally be “taxable Canadian property” at a particular time if the units of BRELP held by BEP derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves “taxable Canadian property”), more than 50% of their fair market value from properties described in (i) to (iv) above, at any time in the 60-month period preceding the particular time. The Managing General Partner and the BRELP General Partner do  not expect our Units to be “taxable Canadian property” of any Non-Resident Unitholder at any time but no assurance can be given in this regard. See Item 10.E “Taxation – Certain Material Canadian Federal Income Tax Considerations”. Even if our Units constitute “taxable Canadian property”, our Units will be “treaty-protected property” if the gain on the disposition of our Units is exempt from tax under the Tax Act under the terms of an applicable income tax treaty or convention. If our Units constitute “taxable Canadian property”, Non-Resident Unitholders will be required to file a Canadian federal income tax return in respect of a disposition of our Units unless the disposition is an “excluded disposition” (as discussed above). If our Units constitute “taxable Canadian property”, Non-Resident Unitholders should consult their own tax advisors with respect to the requirement to file a Canadian federal income tax return in respect of a disposition of our Units.
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
ITEM 4.    INFORMATION ON THE COMPANY
4.A    HISTORY AND DEVELOPMENT OF THE COMPANY
Overview
Brookfield Renewable owns one of the world’s largest, publicly traded, pure-play renewable power portfolios.  Brookfield Renewable invests in renewable assets directly, as well as with institutional partners, joint venture partners and in other arrangements.  Our portfolio of assets has approximately 19,000 MW of installed capacity and an approximate 13,000 MW development pipeline, diversified by region and technology globally.
Our objective is to pay distributions to our LP Unitholders that are sustainable on a long-term basis while retaining within our operations sufficient liquidity for recurring growth capital expenditures and general purposes. This is the basis for our long-term target payout ratio of approximately 70% of Funds From Operations.  We also target an annual distribution growth rate of 5% to 9% that is forecast to be fully funded by operating levers embedded in the portfolio today. These operating levers include the potential commercialization of our approximate 13,000 MW development pipeline at premium returns, margin expansion through revenue growth and cost reduction initiatives, and through inflation escalations in our contracts.
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
We anticipate that our organic growth initiatives can support an attractive distribution and growth target, which will be meaningfully enhanced by our acquisition strategy. Approximately 91% of our 2020 proportionate generation is contracted with a weighted-average remaining duration of 13 years (on a proportionate basis) with creditworthy counterparties, including Brookfield.
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
We are subject to the informational requirements of the Exchange Act. In accordance with these requirements, we file reports and other information as a foreign private issuer with the SEC. You may also inspect reports and other information regarding registrants, such as us, that file electronically with the SEC without charge at a website maintained by the SEC at http://www.sec.gov. See Item 10.H “Documents on Display”.
Recent Developments
The following is a summary of the material developments since January 1, 2019 that may affect our business in the future.
Brookfield Renewable Corporation
On November 11, 2019, BEP announced that it intends to distribute to existing LP Unitholders, by way of special distribution (the “Special Distribution”), class A subordinate voting shares (“class A shares”) of a newly-formed subsidiary, Brookfield Renewable Corporation (“BEPC”). Current LP Unitholders are expected to receive one class A share for every four LP Units pursuant to the Special Distribution. Each class A share will be structured with the intention of providing an economic return equivalent to one LP Unit, including identical dividends on a per share basis to the distributions paid on each LP Unit. Each class A share of BEPC will be exchangeable, at the BEPC shareholder’s option, for one LP Unit (subject to adjustment to reflect certain capital events) or its cash equivalent. Following completion of the Special Distribution, the aggregate quarterly distributions and dividends from BEP and BEPC will correspond to the quarterly distributions made on LP Units as if the Special Distribution did not take place.
Upon completion of the Special Distribution, it is anticipated that the share capital of BEPC will comprise of class A shares, class B multiple voting shares (“class B shares”) and class C non-voting shares (“class C shares”). The class A shares and class B shares are expected to control 25% and 75%, respectively, of the aggregate voting rights of the shares of BEPC. Brookfield is expected to hold approximately 60% of the class A shares, which is equivalent to its effective ownership of LP Units, and BEP will own all of the class B shares and class C shares. BEPC has applied to list its class A shares in the United States on the NYSE and in Canada on the TSX. The completion of the Special Distribution is subject to the receipt of normal course regulatory approvals.
Construction and Development
In the first quarter of 2019, we achieved commercial operation of our approximately $71 million, 19 MW Silea Verde 4 hydro facility in Brazil
In 2019, we achieved commercial operation of our approximately CNY136 million ($20 million), 31 MW of distributed generation rooftop solar projects in China as part of our joint venture with GLP.
We continue to advance construction of our approximately CNY260 million ($41 million), 63 MW of distributed generation rooftop solar projects in China as part of our joint venture with GLP with commercial operation expected in 2020.
We continue to advance construction of our approximately €13 million ($15 million), 8 MW Knockawarriga 2 wind project in Ireland with commercial operation expected in 2020.
We continue to advance construction of our approximately R$260 million ($70 million), 30 MW Foz do Estrella hydro project in Brazil with commercial operation expected in 2021.
We continue to advance construction of our approximately $33 million, 66 MW Bear Swamp pumped storage unit upgrade in the United States with commercial operation expected in 2021.
Acquisitions and Dispositions
In March 2019, Brookfield Renewable sold an additional 25% non-controlling, indirect interest in its 413 MW Canadian hydroelectric portfolio to a consortium of buyers. Brookfield Renewable has retained a 50% economic interest in this portfolio and will continue to manage and operate the assets in the portfolio.
In March 2019, Brookfield Renewable, together with its institutional partners, agreed to invest C$750 million (C$188 million net to BEP) in 7% convertible securities of TransAlta Corporation ("TransAlta"), the largest power producer in Alberta, Canada. The investment will occur in two tranches; C$350 million was funded at initial closing in May 2019, and C$400 million is expected to be funded in October 2020. The convertible securities include (or will include) the option to convert into up to a 49% interest in TransAlta’s 813 MW portfolio of high quality hydroelectric assets in Alberta commencing in 2025, based on a valuation multiple equal to 13 times the average annual EBITDA of the portfolio over the three years prior to conversion. Brookfield Renewable also agreed, together with its institutional partners, subject to certain terms and conditions, to increase its ownership of TransAlta common shares to 9%. Brookfield Renewable is expected to hold a 25% interest in the TransAlta investment.
In May 2019, Brookfield Renewable, together with its institutional partners, completed the disposition of four of the six projects making up its 178 MW wind and solar portfolio in South Africa. The disposition of the fifth project in South Africa was completed in August 2019. The disposition of the remaining 32 MW South Africa project is expected to occur in the first half of 2020, the closing of which is subject to the satisfaction of customary closing conditions.
In June 2019, Brookfield Renewable, together with its institutional partners, completed the acquisition of a 105 MW wind project in Anantapur, India. Brookfield Renewable has an approximate 25% interest.
In July 2019, Brookfield Renewable, together with its institutional partners, completed the acquisition of a 105 MW wind project in Rayalaseema, India. Brookfield Renewable has an approximate 25% interest.
In September 2019, TerraForm Power completed the acquisition of a 322 MW distributed generation portfolio in the United States from AltaGas Ltd.
In October 2019, Brookfield Renewable, together with its institutional partners, completed the acquisition of a 200 MW wind project in Shanxi, China. Brookfield Renewable has an approximate 25% interest.
In October 2019, TerraForm Power completed a $250 million public offering of its common stock along with a concurrent $50 million private placement to Brookfield Renewable. The proceeds from the share issuance by TerraForm Power were used to repay indebtedness incurred to fund a portion of the purchase price for its acquisition of AltaGas Ltd.'s 322 MW distributed generation portfolio in the U.S. Following the incremental investments in TerraForm Power common stock in 2018 and 2019, we, together with our institutional partners, hold an aggregate ownership interest in TerraForm Power of approximately 62%, with our proportionate interest being approximately 30%.
In October 2019, Brookfield Renewable, together with its institutional partners, completed the disposition of 100% of its 68 MW Northern Ireland wind portfolio. Brookfield Renewable will continue to operate the assets under a 10-year full scope management and operating agreement.
In October 2019, Brookfield Renewable, together with its institutional partners, completed the disposition of 100% of its 123 MW wind portfolio in Portugal.
In December 2019, Brookfield Renewable, together with its institutional partners, entered into a 50-50 joint venture in respect of X-Elio, a global company specializing in the development, design, construction and operation of solar photovoltaic plants headquartered in Madrid, Spain. X-Elio’s diversified portfolio includes 972 MW of operating assets and 1,000 MW under construction/secured tariff assets located in the United States, Spain, Mexico, Japan, Chile, Honduras, and South Africa, as well as a 5,000 MW development pipeline across Spain, Mexico, the United States, Australia, Italy, Chile, Taiwan, Colombia and Puerto Rico. Brookfield Renewable has an approximate 12.5% interest in X-Elio.
In December 2019, TerraForm Power completed the acquisition of a 44 MW solar portfolio in Spain.
In December 2019, Brookfield Renewable, together with its institutional partners, entered into an agreement to acquire a portfolio of solar projects under construction in Brazil with a capacity of 428 MW. The transaction is expected to close in the first quarter of 2020, subject to customary closing conditions. Brookfield Renewable is expected to hold a 25% interest.
On January 13, 2020, Brookfield Renewable announced that it has made a non-binding proposal to acquire all of the outstanding shares of Class A common stock of TerraForm Power not currently held by Brookfield Renewable and its affiliates (the "Proposed Transaction"). Brookfield Renewable and its affiliates currently own an approximate 62% interest in TerraForm Power. Pursuant to the Proposed Transaction, each share of Class A common stock of TerraForm Power would be acquired for class A shares equivalent to 0.36 of an LP Unit (subject to adjustment on a proportional basis to reflect the Special Distribution), and the acquisition would close concurrently with the Special Distribution. TerraForm Power has formed a special committee to consider the Proposed Transaction. A transaction could only proceed upon approval by the special committee of TerraForm Power, a majority of TerraForm Power’s stockholders not affiliated with Brookfield Renewable and other customary approvals. There can be no assurance that a definitive proposal relating to the Proposed Transaction will be made, that any such proposal will be recommended or accepted by the special committee, that a definitive agreement relating to the Proposed Transaction or any other transaction will be entered into by Brookfield Renewable and TerraForm Power, or that any transaction will be consummated.

In February 2020, TerraForm Power completed the acquisition of a 100 MW portfolio of concentrated solar power assets in Spain.
We continued to advance the sale of our solar portfolios in each of Thailand and Malaysia, the closing of which is subject to the satisfaction of customary closing conditions.
Project and Operating Entity Financings
In February 2019, we completed a C$70 million ($53 million) non-recourse refinancing associated with a 20 MW hydroelectric facility in Canada.
In June 2019, we completed a COP 1.1 trillion ($333 million) corporate bond issuance associated with our Colombian business.
In June 2019, we completed a €325 million ($365 million) non-recourse refinancing associated with our wind portfolio in the Republic of Ireland.
In June 2019, we completed a $30 million incremental financing associated with our 158 MW hydroelectric portfolio in Maine and New Hampshire.
In July 2019, we entered into a C$300 million ($229 million) term loan facility associated with our investment in the 7% convertible securities of TransAlta. See "-Acquisition and Dispositions" above.
In September 2019, we entered into a C$100 million ($76 million) margin loan facility associated with the acquisition of Transalta common shares. See "-Acquisition and Dispositions" above.
In August 2019, we completed a $45 million refinancing associated with our Brookfield Americas Infrastructure Fund  holding entities.
In September 2019, we completed a CNY1,200 million ($168 million) refinancing associated with our Chinese DG solar portfolio.
In November 2019, we completed a $17 million non-recourse refinancing associated with a 15 MW hydroelectric facility in Maine.
In December 2019, we completed a C$628 million ($472 million) non-recourse refinancing associated with our 488 MW hydroelectric portfolio in Canada.
In December 2019, we entered into a $150 million revolving credit facility associated with our U.S. business.
In December 2019, we completed a R$450 million ($110 million) non-recourse refinancing associated with a portfolio of assets in Brazil.
In December 2019, we completed a repricing of C$221 million ($170 million) of existing non-recourse term loans at certain of our Canadian wind assets.
In December 2019, we completed a R$187 million ($47 million) non-recourse financing associated with a greenfield hydroelectric project under construction in Brazil.
Between October and December 2019, we entered into COP 600 billion ($182 million) of term loans associated with our Colombian business.
Corporate Financings
In March 2019, BEP issued 7,000,000 Series 15 Preferred Units at a price of C$25.00 per unit, for gross proceeds of C$175 million ($131 million).
In June 2019, Brookfield Renewable extended the maturity date of its $1.7 billion corporate credit facility to June 30, 2024.
In June 2019, Brookfield Renewable amended its agreement with Export Development Canada to provide for an incremental $100 million in its account performance security guarantee program, which guarantees letters of credit issued in connection with our business.
In September 2019, Brookfield Renewable completed the issuance of C$300 million ($227 million) of Series 12 and C$300 million ($227 million) of Series 13 medium term notes.

In December 2019, Brookfield Renewable and Brookfield agreed to amend the $400 million credit facility provided by Brookfield to extend its maturity by one year to December 31, 2020.
In December 2019, Brookfield Renewable closed its first sustainability linked $50 million corporate credit facility, bringing total corporate credit facility commitments to $1,750 million.
In December 2019, Brookfield Renewable established a $500 million U.S. commercial paper program.
In February 2020, BEP issued 8,000,000 Series 17 Preferred Units at a price of $25.00 per unit, for gross proceeds of $200 million.
Other
In July 2019, the TSX accepted a notice of BRP Equity’s intention to renew its normal course issuer bid, which permits BRP Equity to repurchase up to 10% of the total public float (calculated on July 3, 2019) of each series of its issued and outstanding Class A Preference Shares for a one-year period. Also, in July 2019, the TSX accepted notice of BEP's intention to commence a normal course issuer bid for its Preferred Units, which permits BEP to repurchase up to 10% of the public float (calculated on July 3, 2019) of each series of its issued and outstanding Preferred Units for a one-year period.
In December 2019, BEP announced that it terminated its existing normal course issuer bid for its limited partnership units and that the TSX accepted a notice of BEP’s intention to renew its normal course issuer bid, which permits BEP to repurchase up to 8,900,000 of its issued and outstanding LP Units for a one-year period.

4.B    BUSINESS OVERVIEW
Our Operations
We invest in renewable assets directly, as well as with institutional partners, joint venture partners and through other arrangements. Our portfolio of assets has approximately 19,000 MW of capacity and annualized LTA generation of approximately 56,700 GWh, in addition to a development pipeline of approximately 13,000 MW, making us one of the largest pure-play public renewable companies in the world. We leverage our extensive operating experience to maintain and enhance the value of assets, grow cash flows on an annual basis and cultivate positive relations with local stakeholders. The table below outlines our portfolio as at December 31, 2019:

	River Systems	Facilities	Capacity (MW)	LTA(1) (GWh)	Storage Capacity (GWh)
Hydroelectric
North America
United States	30	136	2,885	11,982	2,523
Canada	19	33	1,361	5,177	1,261
	49	169	4,246	17,159	3,784
Colombia	6	6	2,732	14,485	3,703
Brazil	27	44	946	4,924	—
	82	219	7,924	36,568	7,487
Wind
North America
United States	—	26	1,888	6,898	—
Canada	—	4	482	1,437	—
	—	30	2,370	8,335	—
Europe	—	44	1,056	2,436	—
Brazil	—	19	552	1,901	—
Asia	—	9	660	1,650	—
	—	102	4,638	14,322	—
Solar
Utility(2)	—	90	2,258	4,691	—
Distributed generation	—	4,844	775	1,085	—
	—	4,934	3,033	5,776	—
Storage(3)	2	4	2,698	—	5,220
Other(4)	—	15	590	—	—
	84	5,274	18,883	56,666	12,707

(1)
LTA is calculated based on our portfolio as at December 31, 2019, reflecting all facilities on a consolidated and an annualized basis from the beginning of the year, regardless of the acquisition, disposition or commercial operation date. See Item 5.A “Part 9 – Presentation to Stakeholders and Performance Measurement” for an explanation on our methodology in computing LTA and why we do not consider LTA for our Storage and Other facilities.

(2)	Includes seven solar facilities (91 MW) in South Africa and Asia that have been presented as Assets held for sale.

(3)	Includes pumped storage in North America (600 MW) and Europe (2,088 MW) and battery storage in North America (10 MW).

(4)
Includes four biomass facilities in Brazil (175 MW), one cogeneration plant in Colombia (300 MW), and one cogeneration plant in North America (105 MW) and nine fuel cell facilities in North America (10 MW).

The following table presents the annualized long-term average generation of our portfolio as at December 31, 2019 on a consolidated and quarterly basis:

GENERATION (GWh)(1)	Q1	Q2	Q3	Q4	Total
Hydroelectric
North America
United States	3,404	3,474	2,178	2,926	11,982
Canada	1,228	1,508	1,223	1,218	5,177
	4,632	4,982	3,401	4,144	17,159
Colombia	3,316	3,612	3,535	4,022	14,485
Brazil	1,215	1,228	1,241	1,240	4,924
	9,163	9,822	8,177	9,406	36,568
Wind
North America
United States	1,906	1,833	1,352	1,807	6,898
Canada	400	345	273	419	1,437
	2,306	2,178	1,625	2,226	8,335
Europe	743	554	493	646	2,436
Brazil	361	423	627	490	1,901
Asia	368	440	454	388	1,650
	3,778	3,595	3,199	3,750	14,322
Solar
Utility(2)	922	1,411	1,485	873	4,691
Distributed generation	218	344	330	193	1,085
	1,140	1,755	1,815	1,066	5,776
Total	14,081	15,172	13,191	14,222	56,666

(1)
LTA is calculated based on our portfolio as at December 31, 2019, reflecting all facilities on an annualized basis from the beginning of the year, regardless of the acquisition, disposition or commercial operation date. See Item 5.A “Part 9 – Presentation to Stakeholders and Performance Measurement” for an explanation on our methodology in computing LTA and why we do not consider LTA for our Storage and Other facilities.

(2)	Includes seven solar facilities (91 MW) in South Africa and Asia that have been presented as Assets held for sale.

The following table presents the annualized long-term average generation of our portfolio as at December 31, 2019 on a proportionate and quarterly basis:

GENERATION (GWh)(1)	Q1	Q2	Q3	Q4	Total
Hydroelectric
North America
United States	2,223	2,364	1,469	1,953	8,009
Canada	1,007	1,219	974	959	4,159
	3,230	3,583	2,443	2,912	12,168
Colombia	798	869	853	969	3,489
Brazil	988	998	1,009	1,009	4,004
	5,016	5,450	4,305	4,890	19,661
Wind
North America
United States	606	626	453	569	2,254
Canada	346	307	248	365	1,266
	952	933	701	934	3,520
Europe	246	183	163	216	808
Brazil	119	141	215	172	647
Asia	105	126	129	112	472
	1,422	1,383	1,208	1,434	5,447
Solar
Utility(2)	198	304	315	186	1,003
Distributed generation	64	102	97	57	320
	262	406	412	243	1,323
Total	6,700	7,239	5,925	6,567	26,431

(1)
LTA is calculated based on our portfolio as at December 31, 2019, reflecting all facilities on an annualized basis from the beginning of the year, regardless of the acquisition, disposition or commercial operation date. See Item 5.A “Part 9 – Presentation to Stakeholders and Performance Measurement” for an explanation on our methodology in computing LTA and why we do not consider LTA for our Storage and Other facilities.

(2)	Includes seven solar facilities (91 MW) in South Africa and Asia that have been presented as Assets held for sale.

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

The cornerstones of our operational philosophy are:
Operating expertise. In each of North America, Brazil, Colombia, Europe and Asia, we have strong operating businesses with full construction, development and operational capabilities. Our businesses in North America, Brazil and Europe also benefit from centralized, automated plant dispatch and control centers allowing remote operation of most of our facilities and a central interface with regulatory and market authorities, as well as offtakers. These capabilities allow us to leverage our operating expertise when growing our business.
Culture of health, safety, security and environmental leadership. We strive to achieve excellence in safety performance and to be recognized as an industry leader in accident prevention. Our overall objective is to incur zero high risk safety incidents. We have adopted Health, Safety, Security and Environmental (“HSS&E”) policies that include frameworks for oversight, compliance, compliance audits and the sharing of best practices both within our operations and the global Brookfield group. We maintain an HSS&E Steering Committee, consisting of, among others, the Chief Executive Officer of the Service Provider and the Chief Executive Officer of each operating business, and require all employees, contractors, agents and others involved in our operations to comply with our established HSS&E practices.
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
Focus on asset reliability and availability. Maintaining high reliability and availability of our plants is critical because if we are not able to generate and deliver energy we will not maximize the benefit of our long-term contracts. To the greatest extent possible, our operating teams perform all periodic and planned maintenance activities during periods of low hydrology, wind availability or solar availability, in order to minimize lost revenue opportunities and take advantage of excess capacity at our plants.
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

Countries in which we operate
Operating assets held for sale
Operating assets held through investment in TerraForm Power

North American Business
United States
Our principal office in the United States is located in New York, New York. Our U.S. National System Control Center is located in Marlborough, Massachusetts and allows for the remote monitoring and control of nearly all of our assets in the country. In the United States we have full hydroelectric and wind operating capabilities, as well as development and construction oversight expertise. We employ approximately 640 people, approximately 40% of whom are covered by collective agreements. We have experienced positive relations with our unionized work force in the United States.
We are strategically focused on power markets in the Northeast, Mid-Atlantic, Southeast and California, with additional operations in Arizona and Minnesota. The majority of our capacity in the United States is located in New York, Pennsylvania and New England. In New York, we are one of the largest independent power producers with 74 hydroelectric facilities with an aggregate installed capacity of 711 MW. In Pennsylvania, we have four hydroelectric facilities with an aggregate installed capacity of 742 MW. In New England, we have 47 hydroelectric facilities and one pumped storage facility with an aggregate installed capacity of 1,274 MW.
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
Canada
Our principal offices in Canada are located in Gatineau, Québec and Toronto, Ontario. Our Canadian National System Control Center is located in Gatineau and allows for the remote monitoring and control of all of our assets in the country. In Canada, we have full hydroelectric and wind operating capabilities, as well as development and construction oversight expertise. We employ approximately 235 people in connection with the operation and development of our business in Canada and approximately 35% of these employees are covered by collective agreements. We have experienced positive relations with our unionized work force in Canada. We employ an additional 150 people in Canada, who provide finance, IT and payroll services to our businesses both in Canada and the United States, of which none are covered by collective agreements.
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
TerraForm Power
In October 2017, we, together with our institutional partners, acquired a 51% equity interest in TerraForm Power. In June 2018, Brookfield Renewable and its institutional partners acquired additional equity in TerraForm Power, which used the proceeds from such issuance to acquire Saeta, a 1,028 MW European solar and wind portfolio. In October 2019, TerraForm Power completed a $250 million public offering of its common stock along with a concurrent $50 million private placement to Brookfield Renewable. The proceeds from the share issuance by TerraForm Power were used to repay indebtedness incurred to fund a portion of the purchase price for its acquisition of AltaGas Ltd.'s 322 MW distributed generation portfolio in the U.S. Following the incremental investments in TerraForm Power common stock in 2018 and 2019, we, together with our institutional partners, hold an aggregate ownership interest in TerraForm Power of approximately 62%, with our proportionate interest being approximately 30%.
TerraForm Power’s principal office is located in New York, New York. TerraForm Power employs 175 employees, of which none are covered by collective agreements.
TerraForm Power, together with its subsidiaries, is an integrated renewable power company formed to own and operate contracted wind and solar generation assets (utility scale and distributed generation) in North America and Western Europe.  TerraForm Power’s business objective is to acquire wind and solar assets in North America and Western Europe with high quality, long-term contracted cash flows. TerraForm Power’s portfolio consists of renewable energy facilities in the United States (including Puerto Rico), Canada, Chile, the United Kingdom, Spain, Portugal and Uruguay with a combined nameplate capacity of approximately 4,000 MW. Pursuant to a relationship agreement between TerraForm Power and Brookfield Asset Management, subject to certain exceptions set out therein, Terraform Power serves as Brookfield’s primary vehicle through which it acquires operating solar and/or wind assets in North America and Western Europe. Accordingly, Brookfield Renewable may invest in operating solar and/or wind assets in these regions by way of its investment in TerraForm Power.
On January 13, 2020, Brookfield Renewable announced that it has made a non-binding proposal to acquire all of the outstanding shares of Class A common stock of TerraForm Power not currently held by Brookfield Renewable and its affiliates. Brookfield Renewable and its affiliates currently own an approximate 62% interest in TerraForm Power. Pursuant to the Proposed Transaction, each share of Class A common stock of TerraForm Power would be acquired for class A shares equivalent to 0.36 of an LP Unit (subject to adjustment on a proportional basis to reflect the Special Distribution), and the acquisition would close concurrently with the Special Distribution. TerraForm Power has formed a special committee to consider the Proposed Transaction. A transaction could only proceed upon approval by the special committee of TerraForm Power, a majority of TerraForm Power’s stockholders not affiliated with Brookfield Renewable and other customary approvals. There can be no assurance that a definitive proposal relating to the Proposed Transaction will be made, that any such proposal will be recommended or accepted by the special committee of TerraForm Power, that a definitive agreement relating to the Proposed Transaction or any other transaction will be entered into by Brookfield Renewable and TerraForm Power, or that any transaction will be consummated.
Colombian Business
Our acquisition of Isagen with our institutional partners in January 2016 marked our entry into the Colombian market. Our consortium’s current ownership interest in Isagen is 99.63% of which our share is approximately 24.17%. Isagen’s principal office is located in Medellín and the company employs approximately 600 full time employees, of which approximately 88% are covered by collective agreements.  We have experienced positive relations with our unionized work force in Colombia.
The consortium holds its interest in Isagen through an entity (“Hydro Holdings”) which is entitled to appoint a majority of the board of directors of Isagen. The general partner of Hydro Holdings is a controlled subsidiary of Brookfield Renewable. We are entitled to appoint a majority of Hydro Holdings’ board of directors, provided that Brookfield Asset Management and its subsidiaries (including Brookfield Renewable) collectively are (i) the largest holder of Hydro Holdings’ limited partnership interests, and (ii) hold over 30% of Hydro Holdings’ limited partnership interests (the “Ownership Test”). Brookfield Asset Management and its subsidiaries (including Brookfield Renewable) currently meet the Ownership Test.
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
Brazilian Business
The principal office of our Brazil business is located in Rio de Janeiro which oversees our operations in Brazil, with approximately 520 employees. Our Brazilian National System Control Center is located in Rio de Janeiro and allows for the remote monitoring and control of nearly all of our hydroelectric assets in the country. In Brazil, we have full hydroelectric, wind and biomass operating capabilities, as well as development and construction oversight expertise. All of our employees in Brazil are covered by collective agreements. We have experienced positive relations with our unionized work force in Brazil.

Brookfield first invested in Brazil over 100 years ago. Recognizing Brazil’s growing demand for power and strong renewable resource base, Brookfield re-entered the Brazilian power market in 2003 and, since then, has grown its hydroelectric asset base significantly to 44 facilities on 27 river systems totaling approximately 946 MW of installed capacity.
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
Considering all technologies, we own facilities totaling 1,565 MW located in 11 Brazilian states representing approximately 70% of the country’s population and 80% of the economic activity (in GDP terms). As such, we believe our business in Brazil is particularly well positioned to participate in a large and diversified economy with further developmental potential.
Since 2003, we have developed and built 17 facilities totaling 441 MW of capacity and we have several projects in various stages of development. As of the date of this Form 20-F, we continue to advance the construction of approximately 30 MW of hydroelectric development projects in Brazil.
Rights to hydroelectric sites are secured in Brazil by obtaining authorizations (such as water use leases) and concessions from the Brazilian Ministry of Mines and Energy through the National Agency for Electric Energy (“ANEEL”). We generally focus on SHPPs, a category of hydroelectric power plant with less than 30 MW of capacity. SHPP plants can be secured directly from ANEEL, whereas sites for hydroelectric plants above 50 MW can only be granted by public auction, requiring developers to bid the lowest tariff in order to win the concession and a PPA with local utilities. Of our authorizations and concessions, 79% have remaining terms of more than ten years. Generally, concessions provide for an initial term of 30 years with the possibility to renew the concession for an additional 20-year period. Similarly, authorizations provide for an initial term of 35 years and the possibility to renew for an additional 30-year period subject to payment of certain amounts under a water lease.
European Business
The principal office of our European operations is located in London, in the United Kingdom. Our European business, including our offices in London and Edinburgh in the United Kingdom, Cork in the Republic of Ireland and Madrid in Spain, employs approximately 110 employees comprising operating, finance, project development, market research, power marketing and support functions. None of these employees are covered by collective agreements.
In June 2018, Brookfield Renewable and its institutional partners acquired additional equity in TerraForm Power, which used the proceeds from such issuance to acquire Saeta, a 1,028 MW European solar and wind portfolio. See “— North American Business — TerraForm Power” above.
Republic of Ireland and Northern Ireland
Our 24 wind energy facilities, with 371 MW of installed capacity are located across the Republic of Ireland and Northern Ireland, which have among the strongest onshore wind resources in Europe and markets with stable contractual frameworks for renewables. We employ approximately 94 people in Ireland.
Since 2015, we have developed and built eight facilities totaling 229 MW of capacity, and we have a development pipeline of over 200 MW, which positions our portfolio in Ireland for future growth.
We have 72 MW of wind assets that are not underpinned by the REFIT program and its minimum fixed annual electricity price, 63 MW of which are contracted to the end of 2027. The wind assets in Northern Ireland earn British pound sterling denominated revenues by receiving a fixed price Renewable Obligation Certificate for twenty years, in addition to the market price.
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

Scotland
Our European business includes an approximate 400 MW wind development portfolio in Scotland. The Scottish portfolio includes a mix of permitted and earlier stage development projects as well as a five-person project development team located in Edinburgh.
Wales
Our European business includes a 25% stake in First Hydro, the U.K.’s largest pumped storage asset. First Hydro manages and operates 2.1 GW of pumped storage facilities at the Dinorwig and Ffestiniog power stations in the Snowdonia region of Wales and represents 75% of the U.K.’s pumped storage capacity and 50% of its hydro capacity. With the U.K. facing tight supply margins and increasing wind penetration, First Hydro provides an opportunity to invest in facilities providing critical back-up power and grid stabilization services.
X-Elio
In December 2019, Brookfield Renewable, together with its institutional partners, entered into a 50-50 joint venture in respect of X-Elio, a global company specializing in the development, design, construction and operation of solar photovoltaic plants headquartered in Madrid, Spain. Brookfield Renewable has an approximate 12.5% interest in X-Elio.
X-Elio employs approximately 206 employees globally across 11 countries, none of which are covered by collective agreements. X-Elio’s diversified portfolio includes 972 MW of operating assets and 1,000 MW under construction/secured tariff assets located in the United States, Spain, Mexico, Japan, Chile, Honduras, and South Africa. The entire operating portfolio is contracted through long-term PPAs with investment grade counterparties. X-Elio also has an approximate 5,000 MW development pipeline across Spain, Mexico, the United States, Australia, Italy, Chile, Taiwan, Colombia and Puerto Rico. The development pipeline includes a mix of advanced stage projects and early stage projects.
Asia and Other Businesses
India
Our acquisition, together with our institutional partners, of TerraForm Global marked our entry into the wind and solar markets in India. TerraForm Global employs 65 employees in India, of which none are covered by collective agreements. In July 2019, Brookfield Renewable, together with its institutional partners, also completed the acquisition of an aggregate 210 MW of wind projects in Anantapur and Rayalaseema. Brookfield Renewable has an approximate 25% interest in each of these projects.
The Indian portfolio consists of 511 MW of installed capacity, comprised of five wind energy facilities with an aggregate capacity of 311 MW and eleven solar energy facilities with an aggregate capacity of 200 MW. The assets are spread across seven Indian provinces. India represents a growth opportunity for Brookfield Renewable as it is a sizeable market with ambitious energy targets and significant potential for renewable power development.
China
Our acquisition, together with our institutional partners, of TerraForm Global marked our entry into the renewable energy market in China. TerraForm Global employs approximately 75 employees in China, of which 12% are covered by collective agreements. We have experienced positive relations with our unionized work force in China. In October 2019, Brookfield Renewable, together with its institutional partners, also completed the acquisition of a 200 MW wind project in Shanxi, China. Brookfield Renewable has an approximate 25% interest in this project.
The Chinese portfolio consists of three assets: a 149 MW wind energy facility in Inner Mongolia province, an 18 MW solar energy facility in Gansu province and the recently acquired 200 MW wind facility in the Shanxi province. In March 2018, Brookfield Renewable entered into a 50:50 joint venture with GLP, a provider of logistics and industrial facilities and technology-led solutions, with the purpose of investing in, managing and developing commercial and industrial rooftop solar projects. To date, we have developed and commissioned approximately 31 MW of rooftop solar projects through this joint venture. Similar to the Indian market, the size of the market in China coupled with ambitious targets for the expansion of renewable energy represents a significant growth opportunity for Brookfield Renewable.
Other

With the acquisition of TerraForm Global, we acquired, together with our institutional partners, interests in 178 MW in South Africa, 40 MW in Thailand, 26 MW in Uruguay, and 19 MW in Malaysia. In 2019, we completed the sale of five of the six projects making up our wind and solar portfolio in South Africa. We have entered into an agreement to sell our remaining 32 MW project in South Africa and agreements to sell our solar portfolios in each of Thailand and Malaysia. The dispositions of the remaining South Africa project and our Thailand solar portfolio are expected to be completed in the first half of 2020, subject to the satisfaction of customary closing conditions. TerraForm Global currently employs 7 people in Thailand and 6 people in Malaysia, of which none are covered by collective agreements.
In December 2019, Brookfield Renewable, together with its institutional partners, entered into a 50-50 joint venture in respect of X-Elio, X-Elio’s diversified portfolio includes 972 MW of operating assets and 1,000 MW under construction/secured tariff assets located in the United States, Spain, Mexico, Japan, Chile, Honduras, and South Africa, as well as a 5,000 MW development pipeline across Spain, Mexico, the United States, Australia, Italy, Chile, Taiwan, Colombia and Puerto Rico. See "-European Business - X-Elio" above.
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
Corporate Office
Our main corporate office is in Toronto, Ontario and provides oversight on a global basis of Brookfield Renewable. Our corporate group has approximately 130 employees, including both the corporate office and the Service Provider, who are located in North America, Brazil, Europe, China and India.
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
One of the largest, public pure play renewable businesses globally. Brookfield Renewable has a 20 year track record as a publicly traded operator and investor in the renewable power sector. Today we have a large, multi-technology and globally diversified portfolio of pure-play renewable assets that are supported by approximately 3,000 experienced operators. Brookfield Renewable invests in renewable assets directly, as well as with institutional partners, joint venture partners and through other arrangements. Our portfolio consists of approximately 19,000 MW of installed capacity largely across four continents, a development pipeline of approximately 13,000 MW, and annualized long-term average generation on a proportionate basis of approximately 26,400 GWh.

The following charts illustrate annualized long-term average generation on a proportionate basis:
Diverse and high quality assets with hydroelectric focus. Brookfield Renewable has a complementary portfolio of hydroelectric, wind, solar and storage facilities. Our portfolio includes utility-scale facilities, back-up storage power and distributed power generation. Hydroelectric power comprises the significant majority of our portfolio, and is the highest value renewable asset class as one of the longest life, lowest-cost and most environmentally-preferred forms of power generation. Hydroelectric plants have high cash margins, storage capacity with the capability to produce power at all hours of the day, and the ability to sell multiple products in the market including energy, capacity and ancillaries. Our wind and solar facilities provide exposure to two of the fastest growing renewable power sectors, with high cash margins, zero fuel input cost, and diverse and scalable applications including distributed generation. Our storage facilities provide the markets in which they are located with critical services to the grid and dispatchable generation. With our scale, diversity and the quality of our assets, we are competitively positioned relative to other power generators, providing significant scarcity value to our investors.
Stable, diversified and high quality cash flows with attractive long-term value for LP Unitholders. We intend to maintain a highly stable, predictable cash flow profile sourced from a diversified portfolio of low operating cost, long-life hydroelectric, wind and solar assets that sell electricity under long-term, fixed price contracts with creditworthy counterparties. Approximately 95% of our 2020 proportionate generation output is contracted to public power authorities, load-serving utilities, industrial users or to Brookfield. Our PPAs have a weighted-average remaining duration of 13 years, on a proportionate basis, providing long-term cash flow visibility.
Strong financial profile and conservative financing strategy. Brookfield Renewable maintains a robust balance sheet, strong investment grade rating, and access to global capital markets to ensure cash flow resiliency through the cycle. Our approach to financing is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment grade basis with no financial maintenance covenants. Approximately 95% of our debt is either investment grade rated or sized to investment grade. Our corporate debt to total capitalization is 16% and approximately 80% of our borrowings are non-recourse. Corporate borrowings and non-recourse borrowings each have weighted-average terms of approximately ten years, with no material maturities over the next five years. Approximately 90% of our financings are fixed rate, and only 5% of our debt in North America and Europe is exposed to changes in interest rates. Our available liquidity as at December 31, 2019 is approximately $2.7 billion of cash and cash equivalents, investments in marketable securities and the available portion of credit facilities.
Best-in class operating expertise. Brookfield Renewable has approximately 3,000 experienced operators and over 140 power marketing experts that are located across the globe to help optimize the performance and maximize the returns of all our assets. Our expertise in operating and managing power generation facilities span over 100 years and include full operating, development and power marketing capabilities.

Well positioned for cash flow growth. We are focused on driving cash flow growth from existing operations, fully funded by internally generated cash flow, including inflation escalations in our contracts, margin expansion through revenue growth and cost reduction initiatives, and building out our approximately 13,000 MW proprietary development pipeline at premium returns. While we do not rely on acquisitions to achieve our growth targets, our business seeks upside through engagement in mergers and acquisitions on an opportunistic basis. We employ a contrarian strategy, and our global scale and multi-technology capabilities allow us to rotate capital where it is scarce in order to earn strong risk-adjusted returns. We take a disciplined approach to allocating capital into development and acquisitions with a focus on downside protection and preservation of capital. In the last five years, we have deployed $3.5 billion in equity as we have invested in, acquired, or commissioned approximately 12,900 MW across hydroelectric, wind, solar and storage facilities. Our ability to develop and acquire assets is strengthened by our established operating and project development teams across the globe, strategic relationship with Brookfield, and our liquidity and capitalization profile. We have, in the past, and may continue in the future to pursue the acquisition or development of assets through arrangements with institutional investors in Brookfield sponsored or co-sponsored partnerships.
Attractive distribution profile.  We pursue a strategy which we expect will provide for highly stable, predictable cash flows ensuring a sustainable distribution yield. We target a long-term distribution growth rate in the range of 5% to 9% annually.
Renewable Power Growth Opportunity
Demand for renewable energy continues to grow around the world due to its positive environmental profile, the benefits of supply diversification and its increasing cost-competitiveness with traditional technologies. By the end of 2018, global installed renewable power capacity exceeded 2,300 GW. Total investment in new ‘clean energy’ facilities in that year has been estimated at around $300 billion. Over the last five years up to 2018, an average of approximately 150 GW of new renewable generation capacity has been added each year – primarily hydro, wind and solar photovoltaic. The following chart illustrates the global growth in various renewable power generation sectors from 2012 to 2018.

Global Installed Renewable Capacity (GW)
3,000
2,500
2,000
1,500
1,000
500
0
2012
2013
2014
2015
2016
2017
2018
Hydro
Geothermal
Biomass
Onshore Wind
Offshore Wind
Utility-Scale PV
Small-scale PV
Solar thermal

Sources:  BNEF NEO 2019
Global Renewable Power Drivers
We believe that strong continuing growth in renewable power generation will be driven by the following:

Renewable energy is an increasingly cost-effective way of diversifying fuel risk. Continuous improvements in technology and economies of scale continue to reduce the costs of renewable power, enhancing its position as a cost competitive complement to gas-fired generation and as a means to meeting increasingly stringent environmental standards. While natural gas continues to make gains in generation market share, we expect that utilities will increasingly seek to limit exposure to potential fuel cost volatility by looking to renewable technologies that offer stable price terms, particularly hydroelectric, wind and solar energy.
Consistent policy and supportive regulation. Regulatory support for the development of renewable power resources typically includes renewable portfolio standards (“RPS”) (requiring electricity distributors to obtain a minimum percentage of their power from renewable energy resources by specified target dates) and tax incentives or direct subsidies. Globally, at least 70 countries, including the Republic of Ireland, the United Kingdom, Portugal and the other 25 E.U. countries, have national targets for renewable energy supply. Similarly, 37 U.S. states, the District of Columbia, Puerto Rico and nine Canadian provinces have either RPS targets or other policy goals that require or encourage load-serving utilities to supply portions of their customer electricity demand from renewable sources.
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
Intensifying challenges for conventional coal and nuclear generation. Successive regulatory initiatives requiring significant environmental compliance expenditures and competition from other technologies has resulted in the retirement of certain coal plants. At the same time, cost uncertainties, public concern over new construction and nuclear waste disposal and intensified competition from gas-fired generation has delayed or halted certain new nuclear development activities, and has led some countries to increase their renewable targets in order to satisfy supply requirements resulting from plant retirements and demand growth.
Our Core Markets
We have focused on North America, Brazil, Colombia, Europe and Asia as core markets and we will continue to focus on using our operating expertise to expand operations in these markets to meet our growth objectives. In addition, our relationship with Brookfield gives us access to Brookfield’s investment platforms in Australia, India and China as well as to Brookfield’s more established platforms in South America and Europe, which enhances our ability to source transactions globally.
North America
United States
Over the last decade, the United States has maintained consistent, broad-based policy momentum to transition the country’s electricity production to cleaner generation and promote increased energy independence. The United States is the world’s second largest wind market with approximately 98,000 MW of installed wind capacity as of 2018. One of the most significant drivers of renewable power growth in the United States has been the adoption of RPS targets in 29 states and the District of Columbia, with renewable mandates set to as high as 75% of the total supply mix by 2032 and a target of 100 percent carbon-free energy by 2045. In addition, growth has been driven by various government incentive programs and Fortune 100 companies supporting investment in new renewables.  For example, there are now 221 members of the “RE100” group of companies that have committed to transition their electricity supply to 100 percent renewable by at least 2050.
While policies promoting renewables were maintained in the U.S. Tax Cuts and Jobs Act of 2017, the U.S. government has taken recent steps to amend certain federal environmental regulations for thermal (and in particular, coal-fired) generation, which may result in those regulations becoming less stringent. We do not expect these changes to have an adverse effect on our business. Renewable energy policy in the United States is largely set at the state level and we believe federal action will not change the long-term trend of de-carbonization. In fact, much of the growth in demand for renewables has come from consumers and any reductions or cuts to federal subsidies for wind and solar could make these asset classes more attractive to investors, like ourselves, at the expense of low cost of capital financial investors.  In January 2018, the government of the United States imposed certain tariffs on solar equipment manufactured abroad. We expect that these tariffs will modestly slow the pace of the development of solar projects in the near term and will increase installed system costs. We do not expect that these tariffs will have significant long-term impact on the adoption of solar technology generally given how costs have declined in the last decade, the simplicity of the technology, the speed at which it can be developed and its obvious environmental attributes.
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
Canada
In Canada, our portfolio of operating assets is located in Ontario, Québec and British Columbia. These provinces have historically been the leaders in renewable procurements. Alberta and Saskatchewan have also adopted policies to increase the contribution of renewables in the supply mix, awarding over 1,500 MW of long-term contracts with government-owned entities through competitive requests for proposals or feed-in-tariffs, which presents attractive opportunities from a project development and asset acquisition perspective. Historically, renewable energy investments have been primarily driven by the provinces that have sought to increase the contribution of renewables in the electricity supply mix.
Furthermore, certain provinces have adopted different forms of carbon pricing mechanisms that would further enable development of renewables either directly procured by utilities or from corporate and industrial interests. The federal government has also committed to the Pan-Canadian Framework on Clean Growth and Climate Change, including enacting the Greenhouse Gas Pollution Pricing Act, a law which serves as a backstop to any Canadian province that fails to implement their own carbon price regime that is compliant with the federal carbon price requirement of a minimum carbon price of $20/tonne as of January 1, 2019 and incremental increases each year of $10/tonne to $50/tonne by 2022.
Colombia
Colombia is an investment-grade rated country based on ratings from multiple agencies. Real gross domestic product has grown at an average rate of approximately 4% per year, while growth in demand for electricity has averaged just under 3%. Over the long-term, we anticipate that electricity demand growth will be approximately 2.5% per year reflecting our long-term view of gross domestic product growth and a view that per capita power consumption converges with neighbouring countries. Power consumption of approximately 1,300 kWh per year in Colombia is well below that of most regional peers and only 10% of that in the U.S. As peak demand in Colombia is approximately 10 GW, with estimated growth at 2.5%, there will be approximately 250 MW of additional demand each year, which would require an additional 400 MW of generating capacity to maintain adequate reserves.
As of December 2019, Colombia had a total installed capacity of over 17 GW with hydro accounting for almost 70% of the supply mix and the remainder being supplied by natural gas, coal, and diesel. We expect that meeting Colombia’s growing demand for firm energy will become more difficult over time as recent challenges with the construction and operation of a dam near Ituango has made large-scale hydro development more challenging (despite significant untapped hydro resources) and natural gas imports are increasingly required to meet domestic needs due to falling natural gas production in Colombia. We believe we will be able to leverage our underlying hydro business to help the country meet its energy needs by extending the duration of contracts with customers and participating in opportunistic development projects.
Brazil
With the world’s fifth-largest population and eighth-largest economy, Brazil retains strong long-term growth potential despite the near-term economic challenges. Electricity consumption has sustained an average annual growth rate of approximately 3.1% over the last 30 years, a trend which is likely to continue in the long-term given that per capita consumption is still less than one-fifth of per capita consumption in the United States. By 2029, Brazil’s energy planning agency projects that around 75,000 MW of new supply will be needed, while only approximately 14,000 MW of capacity is already contracted. Accordingly, we expect Brazil will require over 6,000 MW of new supply annually to meet growing demand. In line with the government’s ten-year planning projections, the renewable power industry is growing, notably wind power and solar. Brazil has approximately 15,160 MW of installed wind capacity, with 5,750 MW under development. Solar PV power generation is also being developed and while current installed solar PV capacity is relatively small (2,220 MW), there are approximately 4,350 MW of solar PV capacity under development in Brazil.

We believe there are two additional aspects of the Brazilian market that make our business compelling. First, the majority of our hydroelectric facilities participate in the MRE, which significantly reduces the impact of variations in hydrology on our cash flows. Second, SHPPs operate in a segment of the market that benefits from certain preferred economic and regulatory rights. Customers that purchase power from these plants benefit from a special discount for the use of the distribution system which, in turn, enables generators like us, since we have 56% of our portfolio contracted with final consumers, to capture a portion of this discount through higher prices to end-user customers.
Europe
Europe is the largest renewable energy market in the world and a significant growth opportunity for our business. Within the European Union (E.U.), a population of approximately 500 million is served by a power system with a capacity of approximately 1,000 GW, generating approximately 3,200 TWh annually. Renewable generation technologies account for nearly half of total installed capacity, including approximately 150 GW of hydroelectric, 180 GW of wind and 110 GW of solar PV capacity. Our investment and growth strategy in Europe focuses on larger, low-sovereign risk markets that have both a record of reliable renewable policies and renewable assets with attractive long-term fundamental value and scarcity attributes.
Europe has long been at the forefront in adopting policies to support renewables development and address climate change. For 2020, the E.U. has committed to cutting its greenhouse gas emissions by 20% relative to 1990 levels, and to raising the share of total final energy consumed from renewables to 20%. In the longer term, the E.U. has recently committed to a 40% reduction in greenhouse gas emissions by 2030 (relative to 1990) and provisionally increased its target share of renewables in final energy consumption from 27% to 32%. We estimate that over 200 GW of additional wind-equivalent power capacity is required by 2030 across the E.U. to achieve the E.U.’s 2030 target.
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
The E.U.’s carbon emissions cap-and-trade program and national policies like the United Kingdom’s carbon price floor mechanism enhance the competitive position of renewables generators by increasing the operating costs of conventional thermal generators. In addition, conventional generation and especially coal-fired plants face tightening nitrogen oxide and sulfur dioxide limits under the E.U. Industrial Emissions Directive. For older non-compliant coal plants, the majority of which are in the United Kingdom and Spain, this is likely to accelerate retirements. As in the United States, this supply will need to be replaced by new capacity likely in the form of renewable and gas-fired generation. In January 2020, the United Kingdom withdrew from the E.U. Subsequent trade negotiations will determine the terms of the United Kingdom’s access to the E.U. internal energy market which may include subscribing to similar long-term environmental targets. Regardless of these negotiations, the United Kingdom is expected to maintain its long-term national de-carbonization targets. In the U.K., we continue to explore opportunities to establish new routes to market through corporate buyers of power.
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
Wales
Capacity market payments were introduced by the U.K. Government in 2013 to ensure adequate generation capacity in declining reserve margins. The capacity market was reinstated in November 2019 following the suspension of the market in November 2018. In early 2020, First Hydro, along with other market participants will receive back dated payments for the duration of the suspension period.
Other Markets
India and China are markets with significant potential for renewable power development, as the countries seek to satisfy strong demand growth and offset their heavy reliance on coal-fired generation. Persistent air pollution in both countries provides a strong incentive to reduce coal-fired generation and increase reliance on renewable generation. In connection with the acquisition of TerraForm Global and subsequent investments, we acquired assets in India and China, and Brookfield Renewable is monitoring opportunities in each of these countries. Assets in Uruguay were also acquired as part of the acquisition of TerraForm Global.  Although we currently own assets in South Africa, Thailand and Malaysia through TerraForm Global, we have entered into agreements to dispose of such assets. The completion of the dispositions of our remaining South Africa project and our Thailand solar portfolio is expected to occur in the first half of 2020, subject to the satisfaction of customary closing conditions.
In December 2019, Brookfield Renewable, together with its institutional partners, entered into a 50-50 joint venture in respect of X-Elio, X-Elio’s diversified portfolio includes 972 MW of operating assets and 1,000 MW under construction/secured tariff assets located in the United States, Spain, Mexico, Japan, Chile, Honduras, and South Africa, as well as a 5,000 MW development pipeline across Spain, Mexico, the United States, Australia, Italy, Chile, Taiwan, Colombia and Puerto Rico. See "-European Business - X-Elio" above.
Other Potential Markets
Australia is a market where Brookfield has a significant real estate and infrastructure presence and where we may invest further in the future. Nearly 50% of the 47 GW of installed capacity in Australia’s National Electricity Market is coal-fired. Australia has experienced strong economic growth driven by Asian demand for natural resources, and the country’s carbon footprint is a recurring topic of national debate. We expect support for the development of new renewable power resources to increase over the next decade as policy makers seek to offset the country’s dependence on fossil-fuel based generation.
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

•
Brookfield Renewable’s development project portfolio. In addition to growing our business through acquisitions, we intend to pursue organic growth by developing our over approximately13,000 MW pipeline of greenfield projects.

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
Our pricing profile is predictable because of our long-term PPAs which have a weighted average remaining duration of 13 years on a proportionate basis. This, combined with a well-diversified portfolio that reduces variability in our generation volumes, enhances the stability of our cash flow profile.
The majority of our long-term PPAs are with investment-grade rated or creditworthy counterparties. The economic exposure of our contracted generation on a proportionate basis is distributed as follows: power authorities (37%), distribution companies (23%), industrial users (22%) and Brookfield (18%). On a proportionate basis, Brookfield Renewable has contracted approximately 95% of 2020 generation at an average price of $77 per MW/h.
As at December 31, 2019, over the next five years Brookfield Renewable has on average approximately 4,956 GWh on a proportionate basis and 18,359 GWh on a consolidated basis of energy annually which is uncontracted. This energy can be sold into wholesale or bilateral markets and we intend to maintain flexibility in re-contracting to position ourselves to achieve optimal pricing.

The following table presents, on a proportionate basis, revenues, Adjusted EBITDA and Funds From Operations on a segmented basis for the fiscal years ended December 31, 2019, 2018, and 2017.

	Revenues(1)			Adjusted EBITDA(1)			Funds From Operations(1)
(MILLIONS)	2019	2018	2017	2019	2018	2017	2019	2018	2017
Hydroelectric
North America	$905	$893	$945	$632	$619	$665	$469	$443	$486
Brazil	234	244	243	181	173	178	150	142	148
Colombia	237	216	191	144	126	99	101	86	52
	1,376	1,353	1,379	957	918	942	720	671	686
Wind
North America	223	219	161	163	157	119	94	93	74
Europe	95	73	46	67	57	26	48	38	15
Brazil	37	42	26	28	34	22	19	24	16
Asia	20	12	—	16	7	—	10	5	—
	375	346	233	274	255	167	171	160	105
Solar	183	146	8	162	117	6	103	72	2
Storage & Other(2)	87	85	59	41	49	33	27	32	19
Corporate	—	—	—	10	(16)	(6)	(260)	(259)	(231)
Total	$2,021	$1,930	$1,679	$1,444	$1,323	$1,142	$761	$676	$581

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
As at December 31, 2019, our portfolio benefits from significant hydrology diversification, with assets distributed on 82 river systems in four countries. Our North American and Colombian assets have the ability to store water in reservoirs approximating 24% of their annualized long-term average generation. Most of our assets in Brazil are eligible to benefit from a framework that levelizes generation risk across hydroelectric producers. The ability to store water in reservoirs in North America and Colombia, as well as the benefit from levelized generation in Brazil, allows us to mitigate hydrological fluctuations, optimize production and minimize losses due to outages.
North America. In North America, we generate revenues primarily through energy sales secured through long-term PPAs with creditworthy counterparties such as government-owned entities or power authorities (including for example, Ontario’s Independent Electricity System Operator, Hydro-Québec, BC Hydro and the Long Island Power Authority), load-serving utilities (such as Entergy Louisiana), Brookfield, and in some cases industrial power users. Our North American portfolio is largely contracted pursuant to long-term PPAs that are generally structured on an “offtaker” basis without fixed or minimum volume commitments. As a result, we are exposed to minimal risk of having to supply power from the market to customers when we are experiencing low hydrology or wind conditions. Most of our PPAs also provide for an annual price escalation that is typically linked to inflation. Brookfield will, in some cases, have entered into back-to-back power resale agreements for output purchased from Brookfield Renewable (see Item 4.B “Business Overview — The Service Provider — Energy Marketing”). Our North American portfolio has a weighted average remaining contract term of 16 years.
Colombia. In Colombia, revenues are typically secured through one to five year bi-lateral contracts with local distribution companies in the “regulated market” and large industrial users. Isagen’s current long-term contracts’ average term is four years. These contracts reduce the exposure of both suppliers and end-users to price volatility in the spot market by fixing the price payable for given amount of committed energy. Isagen’s PPAs take this approach and its 2020 revenues are approximately 70% contracted.  In addition to its hydroelectric assets, Isagen has a 300 MW cogeneration facility which can be used to provide additional generating capacity.
Brazil.In the Brazilian electricity market, energy is typically sold under long-term contracts to either load-serving distribution companies in the regulated market or smaller “free customers” in the free customer market. In the regulated market we have typically entered into 20 to 30 year PPAs with distribution companies. In the “free customer” market, we have typically entered into three to six year PPAs with industrial and commercial customers primarily engaged in strong industries like telecommunications, food services and pharmaceuticals. “Free customers” include consumers of electricity with more than 0.5 MW of annual demand. Commencing in 2020, free customers whose load is between 0.5 MW and 2 MW can only buy power from renewable sources. Our PPAs in Brazil typically provide a fixed price that is fully indexed to inflation annually. Our Brazilian portfolio has a weighted average remaining contract term of approximately 10 years.
Europe. Our European assets are principally located in the Republic of Ireland with additional assets located in Northern Ireland, Wales and Spain. We also have a pipeline of development projects located in Scotland and Northern Ireland. We also have a pipeline of development projects located in Scotland. In the Republic of Ireland, we generate revenues primarily through energy sales secured by long-term PPAs under the REFIT program. In the Republic of Ireland’s electricity market, renewable energy is typically sold under a 15 year REFIT contract which allows for any above-market costs to be paid directly to generators through a levy on final consumer bills. The REFIT tariff also provides generators with potentially attractive upside to market prices above an established contract floor, which would allow us to benefit from any increase in power prices. In 2018, a new energy market was introduced in the Republic of Ireland to align with the E.U. target model. Our power marketing team is well positioned to market the power from our assets. REFIT has been adjusted to reflect the new market and with an active trading strategy, balancing costs are recovered.
Our Growth Strategy
We expect to continue focusing on long-life renewable power assets that provide stable, long-term contracted cash flows, or, where uncontracted, are acquired on a value basis and located in high-value power markets where rising power prices offer strong prospects to generate growing cashflows and can appreciate in value over time. We combine our industry, operating, development and transaction execution expertise with our ability to commit capital to transactions in order to secure opportunities at attractive returns for Unitholders. To grow Brookfield Renewable, we maintain a proactive and focused business development program in each of our markets which is augmented by access to Brookfield’s global investment platform that may lead to originating attractive opportunities for investment. We expect that our growth will be focused on the following:

•
Acquisitions of assets within core markets. We expect to continue our growth in North America, Colombia, Brazil, Europe and Asia, where our existing renewable power businesses allows us to efficiently integrate operating or development-stage renewable power assets and capture economies of scale. Within each of these operating businesses, our growth strategy is focused on the higher-value and higher-growth regional electricity markets.

•
Diversification into new markets. We intend to establish an operating presence in new markets that offer attractive opportunities to enhance the geographic diversification of our operations by adding businesses that we can grow over time by investing capital at attractive risk-adjusted returns. With the acquisition of TerraForm Global, we acquired assets in India and China, among others. Additionally, we believe our Brazil experience and team enables us to continue to expand into other South American countries, as was the case when we completed the acquisition of Isagen in early 2016 and the acquisition of TerraForm Global in December 2017. We have investment teams established in each of our core markets (North America, Colombia, Brazil, Europe and Asia), giving us the ability to transact on a global basis.

•
Development growth. We intend to continue to grow our business by pursuing development growth, either through the acquisition of development-stage assets or by building projects from our approximate 13,000 MW development pipeline. For example, through our 50-50 joint venture for X-Elio, we acquired operating assets and assets under construction in Mexico, Chile and Japan, as well as other geographies. We intend to focus on development-stage acquisition opportunities that are in high-value sites in our core markets, positioning us to leverage the development, construction and operating expertise of our operating businesses. We expect that a relatively small portion of our cash flows will be allocated during the early stages of project development, but that meaningful capital commitments would be made once a project has sound commercial arrangements that limit construction risk and secures long-term stable cash flows.

•
Diversification of renewable power technologies. While we intend to maintain our predominantly hydroelectric focus, we also intend to direct some of our efforts to acquiring select assets using other renewable power technologies that share similar fundamental characteristics to our hydroelectric portfolio of long-life, predictable operating costs and cash flows and sustainable competitive cost advantages. For example, in addition to wind, we have invested in utility scale solar generating assets through TerraForm Power and TerraForm Global as well as distributed generation assets through TerraForm Power.

Our LP Unit Distribution Policy
We believe our high-quality assets and long-term PPAs will provide BEP with stable and predictable annual cash flow to fund our distributions on our LP Units:

•	In 2015, BEP increased its regular quarterly distribution to $0.415 ($1.66 annually) per LP Unit commencing with the first quarter distribution of that year.

•	In 2016, BEP increased its regular quarterly distribution to $0.445 ($1.78 annually) per LP Unit commencing with the first quarterly distribution of that year.

•	In 2017, BEP increased its regular quarterly distribution to $0.4675 ($1.87annually) per LP Unit commencing with the first quarterly distribution of that year.

•	In 2018, BEP increased its regular quarterly distribution to $0.49 ($1.96 annually) per LP Unit commencing with the first quarterly distribution of that year.

•	In 2019, BEP increased its regular quarterly distribution to $0.515 ($2.06 annually) per LP Unit commencing with the first quarterly distribution of that year.

•	In January 2020, BEP announced an increase in its regular quarterly distribution to $0.5425 ($2.17 annually) per LP Unit commencing with the first quarterly distribution of 2020.
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

Distributions to Preferred Unitholders
BEP will pay distributions to the holders of its Preferred Units, as and when declared by the board of directors of the Managing General Partner. Certain series of BEP’s Preferred Units are guaranteed by the Preferred Unit Guarantors under the Preferred Unit Guarantees described under Item 10.B “Memorandum and Articles of Association — Description of our LP Units, Preferred Units and the Amended and Restated Limited Partnership Agreement of BEP — Preferred Unit Guarantees”.
The holders of Series 5 Preferred Units are entitled to receive fixed cumulative preferential cash distributions as and when declared by the board of directors of the Managing General Partner, payable quarterly on the last day of January, April, July and October in each year at an annual rate equal to C$1.3976 per unit. A total annual distribution of C$1.3976 per unit was paid in 2019.
For the initial five-year period commencing on November 25, 2015 and ending on and including January 31, 2021, the holders of Series 7 Preferred Units are entitled to receive fixed cumulative preferential cash distributions as and when declared by the board of directors of the Managing General Partner, payable quarterly on the last day of January, April, July and October in each year at an annual rate equal to C$1.375 per unit. A total annual distribution of C$1.375 per unit was paid in 2019.
For the initial five-year period commencing on May 25, 2016 and ending on and including July 31, 2021, the holders of Series 9 Preferred Units are entitled to receive fixed cumulative preferential cash distributions as and when declared by the board of directors of the Managing General Partner, payable quarterly on the last day of January, April, July and October in each year at an annual rate equal to C$1.4375 per unit. A total annual distribution of C$1.4375 per unit was paid in 2019.
For the initial five-year period commencing on February 14, 2017 and ending on and including April 30, 2022, the holders of Series 11 Preferred Units are entitled to receive fixed cumulative preferential cash distributions as and when declared by the board of directors of the Managing General Partner, payable quarterly on the last day of January, April, July and October in each year at an annual rate equal to C$1.25 per unit. A total annual distribution of C$1.25 per unit was paid in 2019.
For the initial five-year period commencing on January 16, 2018 and ending on and including April 30, 2023, the holders of Series 13 Preferred Units are entitled to receive fixed cumulative preferential cash distributions as and when declared by the board of directors of the Managing General Partner, payable quarterly on the last day of January, April, July and October in each year at an annual rate equal to C$1.25 per unit. A total annual distribution of C$0.9812 per unit was paid in 2019.
For the initial five-year period commencing on March 11, 2019 and ending on and including April 30, 2024, the holders of Series 15 Preferred Units are entitled to receive fixed cumulative preferential cash distributions as and when declared by the board of directors of the Managing General Partner, payable quarterly on the last day of January, April, July and October in each year at an annual rate equal to C$1.4375 per unit. A total annual distribution of C$0.91565 per unit was paid in 2019 and an initial distribution of C$0.1969 per unit was paid on April 30, 2019.
The holders of Series 17 Preferred Units are entitled to receive fixed cumulative preferential cash distributions as and when declared by the board of directors of the Managing General Partner, payable quarterly on the last day of January, April, July and October in each year at an annual rate equal to $1.3125 per unit. A an initial distribution of $0.5724 per unit is payable on July 31, 2020.
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

The initial Series 1 Shares dividend was paid on April 30, 2010 for an amount equal to C$0.1834 per share. For the remainder of the initial five-year period commencing on February 1, 2010 and ending on and including April 30, 2015, the holders of Series 1 Shares received fixed cumulative preferential cash dividends, paid quarterly on the last day of January, April, July and October in each year at an annual rate equal to C$1.3125 per share. Following the initial fixed rate period, the dividend rate was reset from 5.25% to 3.355% for the subsequent fixed rate period commencing on May 1, 2015 and ending on and including April 30, 2020. As a result, a total dividend of C$1.075625 per share was paid in 2015, and C$0.83875 per share in 2016, 2017, 2018 and 2019.
In April 2015, certain holders of Series 1 Shares elected to convert their Series 1 Shares into Series 2 Shares on a one-for-one basis. The holders of Series 2 Shares are entitled to receive floating cumulative preferential cash dividends as and when declared by the board of directors of BRP Equity, payable quarterly on the last day of January, April, July and October in each year at the annual rate calculated for each quarter, of 2.62% over the annual yield on three month Government of Canada treasury bills. A total dividend of C$0.39976 per share was paid in 2015 (the conversion to Series 2 Shares occurred in April and accordingly the total 2015 dividend per share reflects two quarterly dividend payments). A total dividend of C$0.773698 per share was paid in 2016, a total dividend C$0.792786 per share was paid in 2017, a total dividend of C$0.929603 per share was paid in 2018 and a total dividend of C$1.062683 per share was paid in 2019.
The initial Series 3 Shares dividend was paid on January 31, 2013 for an amount equal to C$0.3375 per share. For the remainder of the initial seven-year period commencing on October 11, 2012 and ending on and including July 31, 2019, the holders of Series 3 Shares received fixed cumulative preferential cash dividends paid quarterly on the last day of January, April, July and October in each year at an annual rate equal to C$1.10 per share. Following the initial fixed rate period, the dividend rate was reset from 4.4% to 4.351% for the subsequent fixed rate period commencing on August 1, 2019 and ending on and including July 31, 2024. As a result, a total dividend of C$1.1625 per share was paid in 2013, C$1.10 per share was paid in each of 2014, 2015, 2016, 2017 and 2018 and C$1.0969375 per share was paid in 2019.
The holders of Series 5 Shares are entitled to receive fixed cumulative preferential cash dividends as and when declared by the board of directors of BRP Equity, payable quarterly on the last day of January, April, July and October in each year at an annual rate equal to C$1.25 per share. The initial dividend on the Series 5 Shares of C$0.3116 per share was declared by the board of directors of BRP Equity on February 6, 2013 and was paid to holders of the Series 5 Shares on April 30, 2013. A total dividend of C$0.9366 per share was paid in 2013, and a total dividend of C$1.25 per share was paid in each of 2014, 2015, 2016, 2017, 2018 and 2019.
The holders of Series 6 Shares are entitled to receive fixed cumulative preferential cash dividends as and when declared by the board of directors of BRP Equity, payable quarterly on the last day of January, April, July and October in each year at an annual rate equal to C$1.25 per share. The initial dividend on the Series 6 Shares of C$0.3116 per share was declared by the board of directors of BRP Equity on May 7, 2013 and was paid to holders of the Series 6 Shares on July 31, 2013.  A total dividend of C$0.6241 per share was paid in 2013, and a total dividend of C$1.25 per share was paid in each of 2014, 2015, 2016, 2017, 2018 and 2019.

The Service Provider
Brookfield Asset Management
Brookfield is a global alternative asset manager with more than $500 billion in assets under management. It has an over 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. It has a range of public and private investment products and services, which leverage its expertise and experience and provide it with a competitive advantage in the markets where it operates. Brookfield Asset Management is listed on the NYSE and TSX under the symbol “BAM” and “BAM.A” , respectively.
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

Energy Marketing
As previously disclosed, on October 30, 2018, Brookfield and Brookfield Renewable entered into an agreement to internalize all energy marketing capabilities in North America into Brookfield Renewable. The Energy Marketing Internalization closed in September 2019. Prior to the closing of the Energy Marketing Internalization in September 2019, BEM LP, a subsidiary of Brookfield Asset Management, was responsible for selling all energy and energy related products generated by our assets in North America and acted as counterparty to various agreements with Brookfield Renewable pursuant to which it purchased, supported or guaranteed the price that we receive for power generation in North America. Following the closing of the Energy Marketing Internalization, all energy marketing activities previously performed by BEM LP are now managed and performed by Brookfield Renewable Trading and Marketing LP (“BRTM”), a subsidiary of Brookfield Renewable. See Item 7.B “Related Party Transactions — Energy Marketing Internalization”.
Operating 24 hours/day, 365 days/year, our energy marketing business performs transaction execution, risk management, settlement, information technology, regulatory, legal and human resource functions. This business provides us with valuable market intelligence regarding pricing dynamics, regulatory regimes and market participants. In 2019, the energy marketing business was responsible for the sale of approximately 21 TWh of generation in North America.
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
Environmental, Social and Governance Management
We are an owner and operator of a diversified portfolio of high-quality assets that produce electricity from renewable resources. The assets that we invest in are long-term in nature and affect the lives of thousands of employees, their families and the communities in which we operate. We believe that strong ESG practices benefit the environment, our employees, stakeholders, and investors while also significantly boosting the potential for improving profitability, mitigating risk, and creating opportunities for growth. Accordingly, ESG management is a key consideration in the way we conduct our business.
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
We recognize that it is important to effectively communicate our ESG initiatives to our investors, because it increasingly influences their decisions. As such, we have published our inaugural ESG report, to further enhance our transparency surrounding how we embed environmental, social and governance principles into our operations. Brookfield Renewable has issued $2.6 billion in corporate and project-level green bonds since 2017. In 2019, we issued a C$600 million corporate green bond and in 2020, we also closed our first incentive-linked corporate revolving credit facility for $50 million and completed our inaugural green Preferred Unit issuance for $200 million. Our project-level green bonds received E-1 Green Evaluation scores from S&P, the highest on its scale, citing Brookfield Renewable’s environmental stewardship, commitment to renewable power and use of proceeds towards renewable power generation.
Our assets are predominantly hydroelectric and represent one of the most environmentally preferred forms of power generation. We may benefit from future environmental regulations under consideration to encourage the use of clean energy technologies and regulate emissions of greenhouse gases to address climate change.
The impacts of climate change could pose a serious threat to communities, businesses and ecosystems around the world. We are taking steps to understand the potential physical effects of climate change on our portfolio and have initiatives underway to preserve our low carbon footprint and measure the impact of climate change within our business. While available science and statistical analysis suggest that climate change is not expected to meaningfully impact our generation in the medium term, the science is continuously evolving. Consistent with how we approach investment decisions and conduct our operations, we focus on climate change risks from a long-term perspective. We monitor advancements in climate change research to ensure we appropriately consider relevant findings and apply them to our business. There is evidence that extreme weather events are increasing in frequency and intensity; as such, our focus continues to be on ensuring our operations are adequately prepared through strong dam safety management protocol, effective operating procedures, and emergency preparedness plans.
We continue to conduct an inventory of our scope 1 and 2 greenhouse gas emissions measurement for our global businesses. In 2019, we added measurement of our Scope 3 emissions, focused on Scope 3 emissions generated from business travel - specifically, air travel - as this is the most significant Scope 3 emission source in our business. We estimate total Scope 1 and Scope 2 emissions of 229,423 metric tons of carbon dioxide equivalent ("CO2e") with a gross intensity of 5.45 kg CO2e per megawatt hour, and Scope 3, Category 6 emissions of 1,177 tons of CO2e. Over 55 of our North American hydro facilities are certified by the Low Impact Hydropower Institute (“LIHI”). The LIHI is a non-profit organization dedicated to reducing the impact of hydropower generation through the certification of hydropower projects that have avoided or reduced their environmental impacts, such as water quality protection, upstream and downstream fish passages, and threatened and endangered species protection.
We are committed to developing our people and investing in them by creating opportunities across our business. As part of our commitment to our employees, we focus on diversity, competitive wages and inclusive hiring practices.
We are an active contributor in the communities where we conduct business through philanthropic initiatives, but more importantly, through our approach to ESG factors that impact them. We seek to have transparent and well-established relationships with local stakeholder groups and the communities in which we operate, which we believe is a key element of successfully operating and developing renewable power facilities. We consult and work proactively with local stakeholders and communities potentially affected by the operations of our Operating Entities to ensure that their interests, safety and well-being are appropriately integrated into our decision making. We also seek to empower employees to participate in and use our resources to give back to communities in which we operate.  For example, in 2019, we contributed almost $6 million in donations for over 500 charitable organization across our portfolio. The funding is used for various purposes, including to build and improve recreational facilities and community safety systems, and to sponsor community events.
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

4.C    ORGANIZATIONAL STRUCTURE
Organizational Chart
The simplified chart below presents a summary of our ownership and organizational structure. Please note that on this chart all interests are 100% unless otherwise indicated. “GP Interest” denotes a general partnership interest and “LP Interest” denotes a limited partnership interest. BEP’s sole material asset is an approximate 57.5% LP Interest in BRELP and preferred limited partnership interests in BRELP. Brookfield indirectly holds the remaining 42% LP Interest in BRELP, a 31% LP Interest in BEP and a 0.01% and 1% GP Interest in BEP and BRELP, respectively, for an aggregate indirect ownership interest in BEP of approximately 60% on a fully-exchanged basis. For more details on the exchange mechanism see Item 10.B “Memorandum and Articles of Association — Description of the Amended and Restated Limited Partnership Agreement of BRELP — Redemption-Exchange Mechanism”. Brookfield’s indirect 1% GP Interest in BRELP entitles it to receive incentive distributions linked to the growth of BRELP’s distributions. This simplified chart should be read in conjunction with the explanation of our ownership and organizational structure below and the information included under Item 6.A “Directors and Senior Management” and Item 7. “Major Shareholders and Related Party Transactions”.

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
Finco
Finco is an indirect wholly-owned subsidiary of BEP incorporated under the ABCA on September 14, 2011. On May 3, 2016, Finco changed its name from Brookfield Renewable Energy Partners ULC to Brookfield Renewable Partners ULC. Other than approximately C$2.35 billion aggregate principal amount of publicly issued Finco Bonds and notes and a receivable from an indirect wholly-owned subsidiary of BEP, Finco has no significant assets or liabilities, no subsidiaries and no operations of its own. The Finco Bonds are guaranteed by the Finco Bond Guarantors. See Item 10.B “Memorandum and Articles of Association”.
Inter-Corporate Relationships
The following table provides the name, the percentage of voting securities owned, or controlled or directed, directly or indirectly, by us, and the jurisdiction of incorporation, continuance, formation or organization of our significant subsidiaries as at December 31, 2019.

	Jurisdiction of Incorporation or Organization	Percentage of voting securities owned or controlled (%)
BP Brazil US Subco LLC	Delaware	100
Brookfield BRP Canada Corp.	Alberta	100
Brookfield BRP Europe Holdings (Bermuda) Limited	Bermuda	100
Brookfield Power US Holding America Co.	Delaware	100
Isagen S.A. E.S.P.(1)	Colombia	99.63
Orion Canadian Holdings 1 AIV L.P.	Ontario	100

(1)	Voting control held through voting agreements with Brookfield.

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
ITEM 4A.    UNRESOLVED STAFF COMMENTS
Not applicable.

ENVIRONMENTAL, SOCIAL AND GOVERNANCE ("ESG") MANAGEMENT
Introduction

At Brookfield Renewable, we have over 120 years of experience operating critical, long-duration electricity assets. With this depth of experience comes the understanding that maintaining a social license to operate is central to preserving capital, mitigating risk, and creating long-term value. Fundamentally, strong ESG practices drive further economic value to our business and inherently create higher barriers to entry. Most importantly, operating a business with strong ESG principles is just the right thing to do. As such, we integrate relevant ESG considerations into our investing and operating strategies. We believe this philosophy creates an inherent alignment of interest between us and our partners, investors and stakeholders.
As one of the largest owners, operators and investors in renewable power assets globally, we are helping to accelerate the decarbonization of electricity grids. Our carbon footprint is one of the lowest in the sector, and our annual generation of 57 terawatt-hours avoids approximately 27 million metric tons of carbon dioxide emissions annually. We offer public investors access to one of the largest public, pure-play renewable power companies globally. As one of the largest issuers of green bonds globally, we offer debt investors the ability to invest in our renewable power portfolio or in assets directly. Finally, we offer customers the ability to procure renewable generation across multiple technologies, and in 2020, we have nearly 18,000 gigawatt-hours contracted with commercial and industrial customers, power authorities and utilities alike across all our core regions.
We are key partners to all our stakeholders, and as operators of critical infrastructure, maintaining socially responsible practices - from health and safety to community relations to environmental protection - is a critical component of operations. We have a health, safety and environmental incidents culture focused on zero high-risk incidents, being events that could have resulted in serious injuries to people or severe impacts to our operations or the environment. We actively engage with community groups that might be affected by our actions to ensure that their interests, safety and well-being are appropriately integrated into our decision-making, and we use our resources to contribute directly to projects, non-profit organizations, and recreational and educational programs.
We operate with the highest ethical standards, conducting our business with integrity. We aim for best practice, not basic compliance. We are also strengthening our practices to ensure that our ESG strategy is scalable by formalizing additional ESG principles into the strategic planning of each business, and in our regular reporting on ESG initiatives to our Board of Directors.
As our business grows, our ESG strategy will continue to evolve with it, and we remain focused on identifying and implementing new processes to continue to identify and track areas for potential improvement. Furthermore, we recognize that it is important to effectively communicate our ESG initiatives to our investors, because it increasingly influences their decisions. As such, we are proud to announce that we have published our inaugural ESG report, which is available on our website, that, among other things, illustrates the on-the-ground work we do to maintain our social license to operate.

Our ESG Principles
Our ESG Principles are summarized in the following table:

Mitigate the Impact of our Operations on the Environment	Environmental Stewardship: Strive to minimize the environmental impact of our operations and improve our efficient use of resources over time.
Ensure the Well-Being and Safety of Employees
Employee Well-Being: Meet or exceed all applicable labor laws and standards in jurisdictions where we operate, which includes respecting human rights, offering competitive wages and implementing non-discriminatory, fully inclusive hiring practices.
Health & Safety: Aim to have zero high-risk incidents within our businesses by working towards implementing consistent health and safety principles across the organization.

Be Good Stewards in the Communities in Which We Operate
Community Engagement: Engage with community groups that might be affected by our actions to ensure that their interests, safety and well-being are appropriately integrated into our decision-making.
Philanthropy: Encourage our employees to participate in and give back to the communities in which we operate.

Conduct Business According to the Highest Ethical and Legal/Regulatory Standards
Governance, Ethics and Fairness: Operate with high ethical standards by conducting business activities in compliance with applicable legal and regulatory requirements, and with our Code of Business Conduct and Ethics.
Transparency: Be accessible to our investors and stakeholders by being responsive to requests for information and timely in our communication.

ESG in our Investment Process

To formally incorporate ESG diligence into our investment process, we undertake the following steps for each potential investment:

1.	Due Diligence

•	Utilize internal ESG guidelines to define project scope and conduct initial screen of ESG issues

•	Ensure compliance with ESG standards via a review of publicly available information and documents requested from the company, followed by site visits when applicable

•	Determine where to engage third parties with technical and geographical expertise

•	Identify ESG value-creation opportunities

2.	Investment Decision

•	Develop a post-acquisition ESG action plan

•	Prepare presentation for the Investment Committee that details all material findings from ESG due diligence

•	Investment Committee makes investment decision, taking into account the identified ESG factors

3.	Ongoing Monitoring

•	Prioritize and revisit critical issues on an ongoing basis

•	Work with company management on priorities for ESG-related performance improvements

•	Track relevant ESG KPIs

•	Continually look for ways to create value by improving management of ESG factors

Our ESG Priorities

Environmental: Providing Sustainable Solutions
We understand that climate change poses a serious threat to communities, businesses and ecosystems around the world. We are determined to support climate change mitigation throughout our operations, and we are working to ensure that we continue to be well positioned for the opportunities that are expected to arise from the transition to a low-carbon economy. We are taking steps to understand the potential physical effects of climate change on our portfolio, and, at the same time, we have initiatives underway to preserve our low carbon footprint and measure the impact of climate change within our business that follow a three-pronged approach:

1.
Offer solutions to support the decarbonization of the world: The global economy is in the early stages of a transformation from reliance on fossil fuel-related energy sources to a low-carbon economy. At Brookfield Renewable, we actively work to continue to position the business to be a meaningful participant in the decarbonization of the globe.

2.
Measure, reduce, and avoid greenhouse gas ("GHG") emissions: We measure our GHG emissions with a focus on reporting avoided emissions, meaning GHG emissions that would have been produced had our electricity been sourced from non-renewable fossil fuels. Our portfolio's annual generation avoids approximately 27 million metric tons of carbon dioxide emissions annually, which is equivalent to:

◦	6 million vehicles removed from the road annually

◦	9 million tons of waste recycled instead of landfilled

◦	5 million homes' electricity use for one year

◦	450 million trees planted

◦	Nearly all of London, England's emissions in one year
We continue to conduct an inventory of our scope 1 and 2 GHG emissions measurement for our global businesses. In 2019, we added measurement of our Scope 3 emissions, focused on Scope 3 emissions generated from business travel - specifically, air travel - as this is the most significant Scope 3 emission source in our business. We estimate total Scope 1 and Scope 2 emissions of 229,423 metric tons of carbon dioxide equivalent (“CO2e”) with a gross intensity of 5.45 kg CO2e per megawatt hour, and Scope 3, Category 6 emissions of 1,177 metric tons of CO2e, confirming our position as one of the lowest GHG emitters among comparable global electricity generation companies.

3.
Conduct climate change risk assessments: As a renewable energy business, we are aware that our assets may be adversely impacted by climate change. We therefore monitor climate risks as part of our overall risk assessments.

Additionally, Brookfield Renewable has issued $2.6 billion in corporate and project-level green financings, and a sustainability-linked loan, since 2017. In 2019, we issued a C$600 million corporate green bond and, in 2020, we also closed our first incentive-linked corporate revolving credit facility for $50 million and completed our inaugural green perpetual preferred LP unit issuance for $200 million. Our project-level green bonds received E-1 Green Evaluation scores from S&P, the highest on its scale, citing Brookfield Renewable’s environmental stewardship, commitment to renewable power and use of proceeds towards renewable power generation. The growing green financing market allows investors to participate in the financing of sustainable products and initiatives, and we plan on continuing to participate in additional green financings.
Social: Building Trust
Proactively engaging with communities is integral to our operations as it creates an alignment of values and earns us our social license to operate. We cultivate local relationships by directly engaging with communities, often through in-person meetings with landowners, business owners, recreational organizations and NGOs. We also contribute to community projects, non-profit organizations, local tourism, and recreational and educational programs. In 2019, we partnered with a variety of local organizations, with a focus on key areas such as support for economic development, education and research, health, well-being, quality of life, environment impact mitigation, and project conversation. Further, during the year, we contributed almost $6 million in charitable donations across over 500 charitable organizations.

As owners and operators of critical electricity infrastructure assets, managing the health and safety of our employees and all the people who access our facilities is our top priority. We take a proactive approach that goes well beyond minimum regulatory requirements to ensure we are protecting our stakeholders. We have a comprehensive health and safety training program in which all employees and contractors must participate. We also have a zero high-risk incidents culture, which is outcome versus event driven, meaning our policies, training and investigations are focused on managing potential high-risk incidents.
Our talent management approaches focus on creating opportunities and supporting our employees in unlocking their full potential. We focus on diversity and inclusion from the recruitment stage, through leadership training programs, our comprehensive compensation and benefits packages, and our policies and procedures. We leverage the benefits of diversity by upholding an inclusive environment that encourages contributions from all individuals and provides equal development and advancement opportunities. We also provide opportunities and promote success for our female employees. At Brookfield Renewable, 50% of our executive management team and 33% of our Board of Director's independent members are women.
Governance: Building a Business Responsibly
We operate with the highest ethical standards, conducting our activities with honesty and integrity and in compliance with laws and regulations. We work to maintain sound governance practices to promote the accountability of our company and ongoing investor confidence. This involves a continual review of how evolving legislation, guidelines and best practices should be reflected in our approach. Our governance policy framework for operating businesses in which we have a controlling interest includes several noteworthy components, and we ensure that our employees adhere to these high standards:

•	Code of Business Conduct and Ethics
Each operating business is required to adopt our Code of Business Conduct and Ethics or ensure that existing practices are consistent with it and equal in substance. Each of our employees is also required to certify compliance with the Code of Business Conduct and Ethics annually.

•	Anti-bribery and corruption (ABC) policy
We have a zero-tolerance approach to bribery, including facilitation payments, and we require that our operating businesses adopt equally stringent ABC policies. Each employee is required to complete annual ABC training.

•	Ethics hotline
We require every operating business to have a whistle-blower hotline in operation less than a month after acquisition. We also take measures to ensure that every employee is aware of the existence and purpose of the hotline.

•	Conflicts of interest policy
As part of our obligation to act in the best interest of our investors, we adhere to a rigorous conflict of interest policy. Each potential investment is screened for possible conflicts and, if they are identified, they are elevated for review to the Brookfield Conflicts Committee, which is overseen by several senior executives and the Chief Compliance Officer of Brookfield, prior to execution of the transaction.

•	Personal trading policy
We maintain a stringent personal trading policy. Employees who are actively involved in recommending or making investment decisions on an ongoing basis, as well as their family members living in the same household, are restricted from being involved in trading with any non-Brookfield Renewable equity securities. This trading policy exceeds the standard legal requirements, which mandate only preclearance of employees’ trades.

We integrate ESG into our decision-making, processes and management systems. From our Board of Directors to the CEOs of our operating businesses and the executives on the ESG Steering Committee, there is full engagement of our leadership in the implementation of our sustainability program.

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
Certain comparative figures have been reclassified to conform to the current year’s presentation.
Organization of the Management’s Discussion and Analysis

PART 1 – 2019 HIGHLIGHTS

YEAR ENDED DECEMBER 31 (MILLIONS, EXCEPT AS NOTED)	2019	2018
Operational information
Capacity (MW)	18,883	17,419
Total generation (GWh)
Long-term average generation	53,926	51,971
Actual generation	52,560	52,056

Proportionate generation (GWh)
Long-term average generation	26,189	25,844
Actual generation	26,038	25,753
Average revenue ($ per MWh)	78	75

Selected financial information(1)
Net income (loss) attributable to Unitholders	$(59)	$42
Basic income (loss) per LP Unit(1)	(0.19)	0.13
Consolidated Adjusted EBITDA(2)	2,339	2,223
Proportionate Adjusted EBITDA(2)	1,444	1,323
Funds From Operations(2)	761	676
Funds From Operations per Unit(1)(2)	2.45	2.16
Distribution per LP Unit	2.06	1.96

(1)
For the year ended December 31, 2019, weighted average LP Units, Redeemable/Exchangeable partnership units and GP interest totaled 311.2 million (2018: 312.6 million). The actual units outstanding at December 31, 2019 were 311.3 million (2018: 311.1 million).

(2)
Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure, See “Cautionary Statement Regarding Use of Non-IFRS Measures” and “PART 4 – Financial Performance Review on Proportionate Information – Reconciliation of Non-IFRS Measures”.

AS AT DECEMBER 31 (MILLIONS, EXCEPT AS NOTED)	December 31, 2019	December 31, 2018
Liquidity and Capital Resources
Available liquidity	$2,695	$1,974
Debt to capitalization - Corporate	16%	15%
Debt to capitalization - Consolidated	32%	32%
Borrowings non-recourse to Brookfield Renewable on a proportionate basis	77%	75%
Floating rate debt exposure on a proportionate basis(1)	5%	7%
Corporate borrowings
Average debt term to maturity	10 years	7 years
Average interest rate	4.1%	4.4%
Subsidiary borrowings on a proportionate basis
Average debt term to maturity	10 years	10 years
Average interest rate	5.1%	5.4%

(1)	Excludes 7% (2018: 7%) floating rate debt exposure of certain foreign regions outside of North America and Europe due to the high cost of hedging associated with those regions.

Operations
Funds From Operations increased to $761 million or $2.45 on a per unit basis, representing a 13% increase from the prior year.

•
Growth in our businesses, including the investment of 813 MW of hydroelectric assets in Canada, 410 MW of operating wind assets in Asia and 322 MW of recently constructed distributed generation solar in the United States;

•	Higher realized prices, on the back of inflation indexation of our contracts and re-contracting initiatives;

•	Realization of costing-saving initiatives across our business totaling $12 million;

•	Total generation for the year was in line with long-term average
After deducting non-cash depreciation, net loss attributable to Unitholders was $59 million or $0.19 per LP Unit, compared to net income attributable to Unitholders of $42 million or $0.13 per LP Unit in the prior year.
Continued to focus on extending our contract profile as we completed the following:

•	In Colombia, we entered into 52 new contracts to deliver 764 GWh/year, including individual contracts with up to ten years in duration; and

•	In Brazil, we entered into 26 new contracts to deliver 846 GWh/year, including individual contracts with up to six years in duration
Liquidity and Capital Resources
Strengthened our balance sheet and increased financial flexibility.

•	Available liquidity of $2.7 billion that includes a $50 million, sustainability linked, corporate credit facility

•
Extended our corporate debt maturity profile and secured diverse sources of capital by executing on $6.3 billion of financings and $571 million ($366 million net to Brookfield Renewable) of capital recycling initiatives

◦	Secured over $4.8 billion of non-recourse financings, reducing our weighted average cost of borrowing to 5.1%

◦
Issued C$175 million ($131 million) of Preferred Units in the first quarter and completed one of the largest corporate green bond financing in Canada - C$600 million ($454 million) with up to 30-year terms

◦	TerraForm Power completed a $250 million equity offering of its Class A common shares concurrent with a $50 million private placement with Brookfield Renewable and issued $700 million of senior notes
Growth and Development
In March 2019, we, together with our institutional partners, agreed to invest C$750 million (C$188 million net to Brookfield Renewable) in 7% convertible securities of TransAlta, the largest power producer in Alberta, Canada. The investment will occur in two tranches; C$350 million was funded at initial closing in May 2019, and C$400 million is expected to be funded in October 2020. The convertible securities include the option to convert into up to a 49% interest in TransAlta’s 813 MW portfolio of high quality hydroelectric assets in Alberta commencing in 2025, based on a valuation multiple equal to 13 times the average annual EBITDA of the portfolio over the three years prior to conversion. We also agreed, together with our institutional partners, subject to certain terms and conditions, to increase our ownership of TransAlta common shares to 9%. Brookfield Renewable is expected to hold a 25% interest.
In December 2019, we, together with our institutional investors, completed a 50-50 joint venture in respect of X-Elio, a global company specializing in the development, design, construction and operation of solar photovoltaic plants headquartered in Madrid, Spain. Our share of the total consideration was $138 million. X-Elio's diversified portfolio includes 972 MW of operating assets, approximately 1,000 MW assets under construction and a 5,000 MW development pipeline. Brookfield Renewable has an approximate 12.5% interest in X-Elio.
Through 2019, together with our institutional partners, we completed the acquisition of 410 MW of operating wind assets in Asia for total consideration of $239 million, with Brookfield Renewable holding a 25% interest.

During 2019, we continued to progress our development pipeline

•	Commissioned 50 MW of development projects (19 MW hydroelectric project in Brazil and 31 MW distributed generation solar capacity in China)

•
We are advancing the construction of 717 MW of hydroelectric, wind, solar (utility and distributed generation) and pumped storage projects. These projects are expected to be commissioned between 2020 and 2021

PART 2 – FINANCIAL PERFORMANCE REVIEW ON CONSOLIDATED INFORMATION
The following table reflects key financial data for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2019	2018	2017
Revenues	$2,980	$2,982	$2,625
Direct operating costs	(1,012)	(1,036)	(978)
Management service costs	(108)	(80)	(82)
Interest expense – borrowings	(682)	(705)	(632)
Share of earnings from equity-accounted investment	11	68	2
Foreign exchange and unrealized financial instrument loss	(33)	(34)	(46)
Depreciation	(798)	(819)	(782)
Income tax recovery (expense)	(51)	59	(88)
Net income (loss) attributable to Unitholders	$(59)	$42	$(56)
	Average FX rates to USD
C$	1.33	1.30	1.30
	€0.89	0.85	0.89
R$	3.95	3.65	3.19
COP	3,280	2,956	2,951
Current Year Variance Analysis (2019 vs 2018)
Revenues totaling $2,980 million for the year ended December 31, 2019 represents a decrease of $2 million over the prior year. On a same store constant currency basis, revenues increased $130 million, primarily due to higher average realized prices attributable to the inflation indexation of our contracts, commercial contracting initiatives and higher market prices on our uncontracted volumes in Colombia which contributed $107 million to revenues. Higher generation contributed to a $23 million increase in revenues relative to the prior year due to above average hydrology conditions in United States during the first half of the year, partially offset by lower hydrology conditions in Canada. Foreign currency movements negatively impacted our revenues by $143 million as a result of the strengthening of the United States dollar. Recently acquired and commissioned facilities contributed 597 GWh and $55 million to revenues which was partially offset by recently completed asset sales that reduced revenues by 220 GWh and $44 million.
Direct operating costs totaling $1,012 million in 2019 represents a decrease of $24 million over the prior year driven by cost-savings realized in the year across our businesses and the impact of foreign exchange noted above. This was partially offset by the operating costs of our recently commissioned and acquired facilities.
Management service costs totaling $108 million in 2019 represents an increase of $28 million over the prior year due to the growth of our business.
Interest expense - borrowings totaling $682 million in 2019 represents a decrease of $23 million over the prior year due to the benefit of recent refinancing activities that reduced our average cost of borrowing, lower corporate borrowings and the foreign exchange movements noted above.
Share of earnings from equity-accounted investments totaling $11 million in 2019 represents a decrease of $57 million over the prior year due to higher depreciation expense and unrealized hedging losses.
Income tax expense of $51 million represents an increase of $110 million as the prior year benefited from a significant deferred tax recovery in our Colombian business as a result of the tax legislation that was passed at the end of 2018.
Net loss attributable to Unitholders was $59 million in 2019 compared to a net income attributable to Unitholders of $42 million for the year ended December 31, 2018 due to the above noted items.

Prior Year Variance Analysis (2018 vs 2017)
Revenues totaling $2,982 million for the year ended December 31, 2018 represent an increase of $357 million over the same period in the prior year. The contributions from the growth in our portfolio, both through our recent acquisitions and development projects contributed 2,792 GWh or $272 million to our revenues, partially offset by the impact from the sale of one of our Irish wind facilities in 2017 that contributed $8 million or 75 GWh in the same period of the prior year. The contributions of our portfolio on a same-store basis increased revenue by $93 million. Higher average realized pricing increased revenues by $221 million primarily due to higher market prices received from our merchant facilities, the impact of inflation indexation embedded in our existing contracts and higher capacity revenues in the United States. Lower generation resulted in a $90 million reduction to revenue due to a return to normal hydrology conditions in New York and Canada where we experienced generation 15% above long-term average in 2017 and the impact of our decision to store water in our reservoirs in Colombia in anticipation of higher pricing in the upcoming dry season. The impact of foreign exchange differences resulted in a net reduction of $38 million to revenues, primarily attributable to the depreciation of the Brazilian reais.
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

PART 3 - ADDITIONAL CONSOLIDATED FINANCIAL INFORMATION
SUMMARY CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
The following table provides a summary of the key line items on the audited annual consolidated statements of financial position as at December 31:

(MILLIONS)	2019	2018
Assets held for sale	$352	$920
Current assets	1,474	1,961
Equity-accounted investments	1,889	1,569
Property, plant and equipment, at fair value	30,714	29,025
Total assets	35,691	34,103
Liabilities directly associated with assets held for sale	137	533
Corporate borrowings	2,100	2,328
Non-recourse borrowings	8,904	8,390
Deferred income tax liabilities	4,537	4,140
Total liabilities and equity	35,691	34,103
Assets held for sale
Assets held for sale totaled $352 million as at December 31, 2019 compared to $920 million as at December 31, 2018. The $568 million decrease was attributable to the sale of five of the six projects making up our South African wind and solar portfolio.
As at December 31, 2019, Brookfield Renewable has presented seven solar facilities (91 MW) in Asia and South Africa as held for sale.
During 2019, Brookfield Renewable also completed the sale of six wind facilities (191 MW) in Europe. These assets were not included in Assets held for sale at December 31, 2018.
See Note 4 – Disposal of assets and Note 5 – Assets held for sale in our audited annual consolidated financial statements for additional details.
Property, plant and equipment
Property, plant and equipment totaled $30.7 billion as at December 31, 2019 compared to $29.0 billion as at December 31, 2018. The increase of $1.7 billion in property, plant and equipment was primarily attributable to a $2.0 billion annual revaluation which recognized the benefit of lower discount rates, continued successful implementation of cost savings and revenue enhancing initiatives. The acquisition of 410 MW of operating wind capacity in Asia increased property, plant and equipment by $550 million and capitalized additions relating to the sustaining capital expenditures of our hydroelectric business and our ongoing construction of development projects increased property, plant and equipment by $218 million. Upon adoption of IFRS 16 on January 1, 2019, we recognized $145 million of capitalized lease arrangements. These increases were partially offset by the sale of six operating wind facilities in Europe, resulting in a decrease of $440 million and depreciation expense associated with property, plant and equipment of $798 million for the year. The strengthening of the Canadian dollar was mostly offset by the devaluation of the Brazilian real and the Colombian peso against the U.S. dollar, which resulted in a net increase to property, plant and equipment of $61 million.
See Note 13 – Property, plant and equipment, at fair value in our audited annual consolidated financial statements for information on the revaluation assumptions used and sensitivity analysis.
Corporate borrowings
Corporate borrowings totaled $2.1 billion as at December 31, 2019 compared to $2.3 billion as at December 31, 2018. During the year we completed the issuance of one of the largest corporate green bond in Canada – C$300 million ($227 million) Series 12 medium term notes and C$300 million ($227 million) Series 13 medium term notes – and also repaid the C$450 ($341 million) Series 7 medium term notes, extending the average corporate term to maturity to 10 years and reducing the average interest rate to 4.1%. The impact of foreign exchange on our Canadian dollar denominated medium term notes increased corporate borrowings $81 million as the Canadian dollar strengthened versus the United States dollar. Net repayments on our credit facility during the period amounted to $422 million.
RELATED PARTY TRANSACTIONS
Brookfield Renewable’s related party transactions are in the normal course of business and are recorded at the exchange amount. Brookfield Renewable’s related party transactions are primarily with Brookfield Asset Management.
Brookfield Renewable sells electricity to Brookfield through long-term PPAs, or provides fixed price guarantees to provide contracted cash flow and reduce Brookfield Renewable’s exposure to electricity prices in deregulated power markets. Brookfield Renewable also benefited from a wind levelization agreement with Brookfield which reduced the exposure to the fluctuation of wind generation at certain facilities and thus improved the stability of its cash flow. The wind levelization agreement expired in February 2019.
Brookfield Renewable and Brookfield completed a transaction to internalize all energy marketing capabilities in North America into Brookfield Renewable. Refer to Note 28 – Related party transactions in our 2018 annual audited consolidated financial statements for additional details of the energy marketing internalization.
In addition to these agreements, Brookfield Renewable and Brookfield have executed other agreements that are described in Note 28 – Related party transactions in our audited annual consolidated financial statements.
Brookfield Renewable has also entered into a number of voting agreements with Brookfield whereby Brookfield, as a managing member of entities related to Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III and Brookfield Infrastructure Fund IV, in which Brookfield Renewable holds investments in power generating operations with institutional partners, agreed to provide to Brookfield Renewable the authority to direct the election of the Boards of Directors of such entities. As a result, Brookfield Renewable controls and consolidates such investments.
Brookfield Renewable has entered into agreements with Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV and Brookfield Infrastructure Debt Fund (“Private Funds”), in which they provide Brookfield Renewable with access to short-term financing using the Private Funds’ credit facilities.
During the year, Brookfield Asset Management extended the maturity of the $400 million committed unsecured revolving credit facility by one year to December 31, 2020. As at December 31, 2019, there were no draws on the committed unsecured revolving credit facility provided by Brookfield Asset Management. During the year, Brookfield Asset Management also placed up to $600 million on deposit with Brookfield Renewable. The funds on deposit have since been paid back in full prior to December 31, 2019 including any interest that had been accrued. The interest expense on the deposit and draws from the credit facility for the year ended December 31, 2019 totaled $6 million (2018: $8 million).

The following table reflects the related party agreements and transactions in the audited annual consolidated statements of income, for the year ended December 31:

(MILLIONS)	2019	2018	2017
Revenues
Power purchase and revenue agreements	$558	$535	$601
Wind levelization agreement	1	7	6
	$559	$542	$607
Direct operating costs
Energy purchases	$(22)	$(20)	$(13)
Energy marketing fee	(20)	(24)	(24)
Insurance services(1)	(23)	(25)	(19)
	$(65)	$(69)	$(56)
Interest (expense) income - borrowings	$(13)	$(8)	$—
Management service costs	$(108)	$(80)	$(82)

(1)
Insurance services are paid to a subsidiary of Brookfield Asset Management that brokers external insurance providers on behalf of Brookfield Renewable. Of the total insurance services paid, $1 million corresponds to brokerage fees paid to the subsidiary of Brookfield Asset Management for the year ended December 31, 2019 (2018: less than $1 million).

The following table reflects the impact of the related party agreements and transactions on the consolidated balance sheets as at December 31:

(MILLIONS)	Related party	2019	2018
Current assets
Contract asset	Brookfield	$51	$45
Due from related parties
Amounts due from	Brookfield	48	55
	Equity-accounted investments and other	12	10
		$111	$110
Non-current assets
Contract asset	Brookfield	$422	$402
Current liabilities
Due to related parties
Amount due to	Brookfield	$81	$54
	Equity-accounted investments and other	10	12
Accrued distributions payable on
LP Units and Redeemable/Exchangeable partnership units	Brookfield	36	35
		$127	$101
Non-current liabilities
Contract liability	Brookfield	$562	479

EQUITY
General partnership interest in a holding subsidiary held by Brookfield
Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly LP Unit distributions exceed specified target levels. To the extent that LP Unit distributions exceed $0.375 per LP Unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that LP Unit distributions exceed $0.4225 per LP Unit per quarter, the incentive distribution is equal to 25% of distributions above this threshold. Incentive distributions of $50 million were declared during the year ended December 31, 2019 (2018: $40 million).
Preferred limited partners’ equity
During the first quarter of 2019, Brookfield Renewable issued 7,000,000 Class A Preferred Limited Partnership Units, Series 15 (the “Series 15 Preferred Units”) at a price of C$25 per unit for gross proceeds of C$175 million ($131 million). The holders of the Series 15 Preferred Units are entitled to receive a cumulative quarterly fixed distribution yielding 5.75% for the initial period ending April 30, 2024. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the five-year Government of Canada bond yield plus 3.94%, and (ii) 5.75%.
The holders of the Series 15 Preferred Units will have the right, at their option, to reclassify their Series 15 Preferred Units into Class A Preferred Limited Partnership Units, Series 16 (the “Series 16 Preferred Units”), subject to certain conditions, on April 30, 2024 and on April 30 every five years thereafter. The holders of the Series 16 Preferred Units will be entitled to receive floating rate cumulative preferential cash distributions equal to the three month Government of Canada Treasury Bill Rate plus 3.94%.
The Preferred Units do not have a fixed maturity date and are not redeemable at the option of the holders. As at December 31, 2019, none of the Preferred Units have been redeemed by Brookfield Renewable.
In July 2019, Brookfield Renewable announced that the Toronto Stock Exchange had accepted a notice of its intention to commence a normal course issuer bid in connection with the outstanding Class A Preferred Limited Partnership Units. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of its Class A Preference Units. Repurchases were authorized to commence on July 9, 2019 and will terminate on July 8, 2020, or earlier should Brookfield Renewable complete its repurchases prior to such date. There were no repurchases of Class A Preferred Limited Partnership units during 2019 in connection with the normal course issuer bid.
During the first quarter of 2020, Brookfield Renewable issued 8,000,000 Class A Preferred Limited Partnership Units, Series 17 (the “Series 17 Preferred Units”) at a price of $25 per unit for gross proceeds of $200 million. The holders of the Series 17 Preferred Units are entitled to receive a cumulative quarterly fixed distribution yielding 5.25%.
Limited partners’ equity
Brookfield Asset Management owns, directly and indirectly 185,727,567 LP Units and Redeemable/Exchangeable partnership units, representing approximately 60% of Brookfield Renewable on a fully-exchanged basis and the remaining approximately 40% is held by public investors.
During the year ended December 31, 2019, Brookfield Renewable issued 176,596 LP Units (2018: 289,641 LP Units) under the distribution reinvestment plan at a total cost of $6 million (2018: $8 million).
In December 2019, Brookfield Renewable terminated its existing normal course issuer bid, which was set to expire on December 30, 2019, and entered into a new normal course issuer bid in connection with its LP Units. Under the new normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 8.9 million LP Units, representing approximately 5% of the issued and outstanding LP Units for capital management purposes. The bid will expire on December 30, 2020, or earlier should Brookfield Renewable complete its repurchases prior to such date. Unitholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. Brookfield Renewable repurchased 20,000 LP Units (2018: 1,856,798 LP Units) on December 28, 2018 on the Toronto Stock Exchange and New York Stock Exchange at a total cost of less than $1 million (2018: $51 million), which were canceled on January 31, 2019.

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
PROPORTIONATE RESULTS FOR THE YEAR ENDED DECEMBER 31
The following chart reflects the generation and summary financial figures on a proportionate basis for the year ended December 31:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA		Funds From Operations		Net Income (Loss)
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Hydroelectric
North America	13,118	13,308	12,238	12,980	$905	$893	$632	$619	$469	$443	$150	$189
Brazil	3,707	3,633	3,996	3,927	234	244	181	173	150	142	59	3
Colombia	3,096	3,364	3,488	3,482	237	216	144	126	101	86	72	87
	19,921	20,305	19,722	20,389	1,376	1,353	957	918	720	671	281	279
Wind
North America	2,969	2,713	3,556	3,169	223	219	163	157	94	93	(64)	(18)
Europe	904	677	996	764	95	73	67	57	48	38	(7)	5
Brazil	630	626	647	645	37	42	28	33	19	24	1	1
Asia	291	160	290	153	20	12	16	8	10	5	6	4
	4,794	4,176	5,489	4,731	375	346	274	255	171	160	(64)	(8)
Solar	949	753	978	724	183	146	162	117	103	72	5	33
Storage & Other	374	519	—	—	87	85	41	49	27	32	1	(2)
Corporate	—	—	—	—	—	—	10	(16)	(260)	(259)	(282)	(260)
Total	26,038	25,753	26,189	25,844	$2,021	$1,930	$1,444	$1,323	$761	$676	$(59)	$42

HYDROELECTRIC OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for hydroelectric operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2019	2018
Generation (GWh) – LTA	19,722	20,389
Generation (GWh) – actual	19,921	20,305
Revenue	$1,376	$1,353
Other income	32	21
Direct operating costs	(451)	(456)
Adjusted EBITDA	957	918
Interest expense	(210)	(232)
Current income taxes	(27)	(15)
Funds From Operations	$720	$671
Depreciation	(332)	(385)
Deferred taxes and other	(107)	(7)
Net income	$281	$279
The following table presents our proportionate results by geography for hydroelectric operations for the year ended December 31:

	Actual Generation (GWh)		Average revenue per MWh		Adjusted EBITDA		Funds From Operations		Net Income
(MILLIONS, EXCEPT AS NOTED)	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
North America
United States	8,830	8,245	$70	$69	$393	$360	$287	$252	$72	$66
Canada	4,288	5,063	66	64	239	259	182	191	78	123
	13,118	13,308	69	67	632	619	469	443	150	189
Brazil	3,707	3,633	63	67	181	173	150	142	59	3
Colombia	3,096	3,364	77	64	144	126	101	86	72	87
Total	19,921	20,305	$69	$67	$957	$918	$720	$671	$281	$279
North America
Funds From Operations at our North American business were $469 million in 2019 versus $443 million in the prior year. Higher average realized revenue per MWh in Canada due to inflation indexation of our contracts and higher same store generation due to strong hydrology conditions in the United States (7% above prior year and 10% above long-term average) more than offset the impact to Funds From Operations from the sale of a 25% interest in certain of our Canadian assets - $24 million and 670 GW.
Net income attributable to Unitholders decreased by $39 million in 2019 over the prior year as the above noted increase in Funds From Operations was more than offset by higher non-cash accretion expenses on certain energy contracts.
Brazil
Funds From Operations at our Brazilian business were $150 million in 2019 versus $142 million in the prior year. On a local currency basis, Funds From Operations increased 15% versus the prior year due to the benefit of higher same store generation, a positive ruling reaffirming the historical generation of our facilities, and growth of our portfolio through development projects that contributed 63 GWh and $2 million to Funds from Operations. These increases were partially offset by the weakening of the Brazilian reais versus the U.S. dollar.

Net income attributable to Unitholders increased by $56 million in 2019 over the prior year driven by the above noted increase in Funds From Operations and lower depreciation expense due to the weakening of the Brazilian reais versus the U.S. dollar.
Colombia
Funds From Operations at our Colombian business were $101 million in 2019 versus $86 million in the prior year as we benefited from cost-reduction initiatives and a 20% increase in revenue per MWh due to inflation indexation of our contracts and re-contracting efforts which were partially offset by generation that was 11% below long-term average as we stored water in anticipation of higher pricing in the upcoming dry season.
Net income attributable to Unitholders decreased by $15 million in 2019 over the prior year as the above noted increase in Funds From Operations was more than offset by the impact of a deferred tax recovery as a result of new tax legislation that benefited the prior year.
WIND OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for wind operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2019	2018
Generation (GWh) – LTA	5,489	4,731
Generation (GWh) – actual	4,794	4,176
Revenue	$375	$346
Other income	6	13
Direct operating costs	(107)	(104)
Adjusted EBITDA	274	255
Interest expense	(96)	(93)
Current income taxes	(7)	(2)
Funds From Operations	$171	$160
Depreciation	(226)	(180)
Deferred taxes and other	(9)	12
Net income	$(64)	$(8)
The following table presents our proportionate results by geography for wind operations for the year ended December 31:

	Actual Generation (GWh)		Average revenue per MWh		Adjusted EBITDA		Funds From Operations		Net Income (loss)
(MILLIONS, EXCEPT AS NOTED)	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
North America
United States	1,897	1,613	$67	$76	$85	$76	$41	$36	$(44)	$(1)
Canada	1,072	1,100	90	88	78	81	53	57	(20)	(17)
	2,969	2,713	75	81	163	157	94	93	(64)	(18)
Europe	904	677	105	110	67	57	48	38	(7)	5
Brazil	630	626	59	69	28	33	19	24	1	1
Asia	291	160	69	66	16	8	10	5	6	4
Total	4,794	4,176	$78	$84	$274	$255	$171	$160	$(64)	$(8)

North America
Funds From Operations at our North American business was in-line with prior year at $94 million. The contributions from growth in our portfolio as a result of increasing our ownership in TerraForm Power and cost-reduction initiatives were offset by the impact of lower same-store generation relative to the prior year.
Net loss attributable to Unitholders increased by $46 million over the prior year due to higher depreciation as a result of our increased ownership in TerraForm Power and unrealized hedging losses.
Europe
Funds From Operations at our European business were $48 million versus $38 million in the prior year. The growth of our portfolio following the commissioning of 51 MW of new wind capacity and a full year contribution from TerraForm Power's acquisition of Saeta contributed 199 GWh and $13 million to Funds From Operations, net of asset sales. Excluding an $8 million gain on the sale of a development project in the United Kingdom that benefited the prior year, Funds From Operations increased $5 million primarily as a result of stronger resource, operating cost savings initiatives, and interest cost savings due to capital structure optimization.
Net loss attributable to Unitholders decreased by $12 million over the prior year as the above noted increase in Funds From Operations was more than offset by higher unrealized hedging losses.
Brazil
Funds From Operations at our Brazilian business were $19 million versus $24 million in the prior year as a result of lower average realized prices due to a commercial initiative that benefited the prior year and the weakening of the Brazilian reais versus the U.S. dollar.
Net income attributable to Unitholders was consistent with the prior year as the above noted decrease in Funds From Operations was fully offset by unrealized foreign exchange losses in the prior year and lower depreciation expense due to the weakening of the Brazilian reais versus the U.S. dollar.
Asia
Funds From Operations and Net income attributable to Unitholders at our Asian wind business were $10 million and $6 million, an increase from $5 million and $4 million, respectively, in the prior year. The increase is primarily due to the contribution from the acquisition of 410 MW of capacity in Asia during the year ($6 million and 123 GWh). On a same store basis, our assets continue to perform in line with expectation.
SOLAR OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for solar operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2019	2018
Generation (GWh) – LTA	978	724
Generation (GWh) – actual	949	753
Revenue	$183	$146
Other income	17	5
Direct operating costs	(38)	(34)
Adjusted EBITDA	162	117
Interest expense	(59)	(45)
Funds From Operations	$103	$72
Depreciation	(65)	(40)
Deferred taxes and other	(33)	1
Net income	$5	$33
Funds From Operations at our solar business increased to $103 million from $72 million in the prior year primarily due to the contribution from growth in our business, including TerraForm Power's recently acquired 322 MW distributed generation portfolio and a full-year contribution from our increased ownership in TerraForm Power.

Net income attributable to Unitholders at our solar business was $5 million versus $33 million in the prior year as the above noted increase in Funds From Operations was more than offset by higher depreciation as we expanded our solar fleet and unrealized hedging losses.
STORAGE AND OTHER OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for storage and other operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2019	2018
Generation (GWh) – actual	374	519
Revenue	$87	$85
Direct operating costs	(46)	(36)
Adjusted EBITDA	41	49
Interest expense	(13)	(17)
Current income taxes	(1)	—
Funds From Operations	27	32
Depreciation	(23)	(23)
Deferred taxes and other	(3)	(11)
Net income	$1	$(2)
Funds From Operations at our storage and other businesses were $27 million versus $32 million in the prior year due to lower realized capacity prices in the northeast United States and lower generation at our biomass facilities in Brazil.
Net income attributable to Unitholders was $1 million was in line with the prior year.
CORPORATE
The following table presents our results for corporate for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2019	2018
Other income	$33	$7
Direct operating costs	(23)	(23)
Adjusted EBITDA	10	(16)
Management service costs	(108)	(80)
Interest expense	(92)	(99)
Distributions(1)	(70)	(64)
Funds From Operations	$(260)	$(259)
Deferred taxes and other	(22)	(1)
Net (loss)	$(282)	$(260)

(1)	Distributions on Preferred Units and Class A Preference Shares.
Management service costs totaling $108 million increased $28 million compared to the prior year due to the growth of our business.
Distributions attributable to Preferred LP Units and Shares increased $6 million compared to the prior year due to the C$175 million ($131 million) Preferred LP Units issuance completed in the first quarter of 2019.

PROPORTIONATE RESULTS FOR THE YEAR ENDED DECEMBER 31, 2018 AND 2017
The following chart reflects the generation and summary financial figures on a proportionate basis for the year ended December 31:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA		Funds From Operations		Net (Loss) Income
	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
Hydroelectric
North America	13,308	13,942	12,980	13,059	$893	$945	$619	$665	$443	$486	$189	$170
Brazil	3,633	3,426	3,927	3,874	244	243	173	178	142	148	3	(3)
Colombia	3,364	3,683	3,482	3,488	216	191	126	99	86	52	87	19
	20,305	21,051	20,389	20,421	1,353	1,379	918	942	671	686	279	186
Wind
North America	2,713	1,765	3,169	2,019	219	161	157	119	93	74	(18)	9
Europe	677	490	764	513	73	46	57	26	38	15	5	(15)
Brazil	626	278	645	245	42	26	33	22	24	16	1	11
Asia	160	—	153	—	12	—	8	—	5	—	4	—
	4,176	2,533	4,731	2,777	346	233	255	167	160	105	(8)	5
Solar	753	56	724	53	146	8	117	6	72	2	33	(5)
Storage & Other	519	328	—	—	85	59	49	33	32	19	(2)	(6)
Corporate	—	—	—	—	—	—	(16)	(6)	(259)	(231)	(260)	(236)
Total	25,753	23,968	25,844	23,251	$1,930	$1,679	$1,323	$1,142	$676	$581	$42	$(56)

HYDROELECTRIC OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for hydroelectric operations the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2018	2017
Generation (GWh) – LTA	20,389	20,421
Generation (GWh) – actual	20,305	21,051
Revenue	$1,353	$1,379
Other income	21	15
Direct operating costs	(456)	(452)
Adjusted EBITDA	918	942
Interest expense	(232)	(240)
Current income taxes	(15)	(16)
Funds From Operations	$671	$686
Depreciation	(385)	(388)
Deferred taxes and other	(7)	(112)
Net income	$279	$186
The following table presents our proportionate results by geography for hydroelectric operations for the year ended December 31:

	Actual Generation (GWh)		Average revenue Per MWh		Adjusted EBITDA		Funds From Operations		Net Income
(MILLIONS, EXCEPT AS NOTED)	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
North America
United States	8,245	8,030	$69	$71	$355	$360	$247	$248	$74	$6
Canada	5,063	5,912	64	64	264	305	196	238	115	164
	13,308	13,942	67	68	619	665	443	486	189	170
Brazil	3,633	3,426	67	71	173	178	142	148	3	(3)
Colombia	3,364	3,683	64	52	126	99	86	52	87	19
Total	20,305	21,051	$67	$66	$918	$942	$671	$686	$279	$186
North America
Funds From Operations at our North American business were $443 million in 2018 versus $486 million in the prior year. While generation was 3% above long-term average, it was 5% below the prior year in which we benefitted from above average generation (7% above long-term average). Average revenue per MWh was in line with the prior year as the benefit of inflation indexation of our contracts was offset by the impact of generation mix (generation was highest on lower price contracts). We also benefited from cost-reduction initiatives.
Net income attributable to Unitholders increased by $19 million in 2018 over the prior year as the above noted decrease in Funds From Operations was more than offset by savings on deferred income expense as the prior year was impacted by a one-time deferred tax expense attributable to the impact the U.S. tax reform passed at the end of 2017.
Brazil
Funds From Operations at our Brazilian business was $142 million in 2018 versus $148 million in the prior year. On a local currency basis, Funds From Operations increased by 5% versus the prior year due to the benefit of higher same-store generation, higher average revenue per MWh due to inflation indexation of our contracts and the benefit of re-contracting efforts as well as contribution from development projects. These benefits were more than offset by the weakening of the Brazilian reais versus the U.S. dollar.

Net income attributable to Unitholders increased by $6 million in 2018 over the prior year as the above noted decrease in Funds From Operations was more than offset by lower depreciation expense due to the weakening of the Brazilian reais versus the U.S. dollar.
Colombia
Funds From Operations at our Colombian business was $86 million in 2018 versus $52 million in the prior year as our cost-reduction initiatives and a 23% increase in revenue per MWh due to inflation indexation of our contracts and re-contracting efforts were partially offset by generation that was 3% below long-term average as we stored water in anticipation of higher pricing in the upcoming dry season.
Net income attributable to Unitholders increased by $68 million in 2018 over the prior year due to above noted increase in Funds From Operations and a deferred tax recovery resulting from the tax legislation that was passed at the end of 2018.
WIND OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for wind operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2018	2017
Generation (GWh) – LTA	4,731	2,777
Generation (GWh) – actual	4,176	2,533
Revenue	$346	$233
Other income	13	—
Direct operating costs	(104)	(66)
Adjusted EBITDA	255	167
Interest expense	(93)	(61)
Current income taxes	(2)	(1)
Funds From Operations	160	105
Depreciation	$(180)	$(122)
Deferred taxes and other	12	22
Net income	$(8)	$5
The following table presents our proportionate results by geography for wind operations for the year ended December 31:

	Actual Generation (GWh)		Average revenue per MWh		Adjusted EBITDA		Funds From Operations		Net Income
(MILLIONS, EXCEPT AS NOTED)	2018	2017	2018	2017	2018	2017	2018	2017	2018	2017
North America
United States	1,600	658	$76	$91	$75	$37	$36	$17	$(3)	$11
Canada	1,113	1,107	88	91	82	82	57	57	(15)	(2)
	2,713	1,765	81	91	157	119	93	74	(18)	9
Europe	677	490	110	94	57	26	38	15	5	(15)
Brazil	626	278	69	94	34	22	24	16	1	11
Asia	160	—	66	—	7	—	5	—	4	—
Total	4,176	2,533	$84	$92	$255	$167	$160	$105	$(8)	$5
North America
Funds From Operations at our North American business were $93 million in 2018 versus $74 million in the prior year due primarily to contribution from our investment in TerraForm Power. On a same store basis, our portfolio performed in line with the prior year.

Net income attributable to Unitholders decreased by $27 million over the prior year as the above noted increase in Funds From Operations was more than offset by increased depreciation expense due to growth in the portfolio.
Europe
Funds From Operations at our European business were $38 million in 2018 versus $15 million in the prior year due primarily to the contributions from TerraForm Power’s acquisition of Saeta during the year and an $8 million gain on the sale of a development project in the United Kingdom. On a same store basis, improved average revenue per MWh due to stronger market prices was offset by a decrease in generation due to lower wind resource availability.
Net income attributable to Unitholders increased by $20 million in 2018 over the prior year due primarily to the above noted increase in Funds From Operations.
Brazil
Funds From Operations at our Brazilian business were $24 million in 2018 versus $16 million in the prior year due primarily to contribution from our investment in TerraForm Global – $12 million of Funds From Operations and 375 GWh of generation. On a same store basis, higher average revenue per MWh due to re-contracting initiatives was offset by lower generation as the prior year benefited from above average wind conditions (13% above long-term average) and the weakening of the Brazilian reais versus the U.S. dollar.
Net income attributable to Unitholders decreased by $10 million in 2018 over the prior year as the above noted increase in Funds From Operations was more than offset by increased depreciation expense due to growth in the portfolio and foreign exchange.
Asia
Funds From Operations and Net income attributable to Unitholders at our Asian wind business in 2018 were $5 million and $4 million, respectively. The business is operating in line with expectations following our investment in TerraForm Global.
SOLAR OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for solar operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2018	2017
Generation (GWh) – LTA	724	53
Generation (GWh) – actual	753	56
Revenue	$146	$8
Other income	5	—
Direct operating costs	(34)	(2)
Adjusted EBITDA	117	6
Interest expense	(45)	(3)
Current income taxes	—	(1)
Funds From Operations	$72	$2
Depreciation	(40)	(4)
Deferred taxes and other	1	(3)
Net income	$33	$(5)
Funds From Operations and Net income attributable to Unitholders at our solar business were $72 million and $33 million, respectively, in 2018 versus $2 million and a $5 million loss, respectively, in the prior year. The business is operating in line with expectations following our investments in TerraForm Power and TerraForm Global. Generation was roughly in line with long-term average.

STORAGE AND OTHER OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for solar, storage and other operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2018	2017
Generation (GWh) – actual	519	328
Revenue	$85	$59
Other income	—	6
Direct operating costs	(36)	(32)
Adjusted EBITDA	49	33
Interest expense	(17)	(14)
Current income taxes	—	—
Funds From Operations	$32	$19
Depreciation	(23)	(25)
Deferred taxes and other	(11)	—
Net income	$(2)	$(6)
Funds From Operations at our pumped storage and biomass businesses increased $13 million in 2018 due to improved performance at our facility in New England supported by improved capacity pricing and generation and a full year contribution from our pumped storage facility in the United Kingdom.
Net loss attributable to Unitholders decreased $4 million in 2018 as the above noted increase in Funds From Operations was partially offset by the disposal of our Ontario cogeneration facility during the year.
CORPORATE
The following table presents our results for corporate for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2018	2017
Other income	$7	$19
Direct operating costs	(23)	(25)
Adjusted EBITDA	(16)	(6)
Management service costs	(80)	(82)
Interest expense	(99)	(89)
Distributions(1)	(64)	(54)
Funds From Operations	$(259)	$(231)
Deferred taxes and other	(1)	(5)
Net (loss)	$(260)	$(236)

(1)	Distributions on Preferred Units and Class A Preference Shares.
Management service costs totaling $80 million in 2018 represents a decrease of $2 million over the prior year due to the lower market capitalization of our limited partners’ equity relative to the prior year.
Interest expense increased $10 million in 2018 compared to the prior year as a result of increased borrowings to fund growth in our business.
Distributions increased $10 million in 2018 compared to the prior year as a result of the C$250 million ($201 million) Preferred Units issuance completed in the first quarter of 2018.

RECONCILIATION OF NON-IFRS MEASURES
The following table reflects Adjusted EBITDA and Funds From Operations and provides a reconciliation to net income (loss) for the year ended December 31, 2019:

	Attributable to Unitholders											Contribution from equity accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Storage and Other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	905	234	237	223	95	37	20	183	87	—	2,021	(379)	1,338	2,980
Other income	13	19	—	2	4	—	—	17	—	33	88	(17)	(14)	57
Direct operating costs	(286)	(72)	(93)	(62)	(32)	(9)	(4)	(38)	(46)	(23)	(665)	108	(455)	(1,012)
Share of Adjusted EBITDA from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	288	26	314
Adjusted EBITDA	632	181	144	163	67	28	16	162	41	10	1,444	—	895
Management service costs	—	—	—	—	—	—	—	—	—	(108)	(108)	—	—	(108)
Interest expense - borrowings	(156)	(20)	(34)	(66)	(17)	(8)	(5)	(59)	(13)	(92)	(470)	104	(316)	(682)
Current income taxes	(7)	(11)	(9)	(3)	(2)	(1)	(1)	—	(1)	—	(35)	9	(39)	(65)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(44)	(44)	—	—	(44)
Preferred equity	—	—	—	—	—	—	—	—	—	(26)	(26)	—	—	(26)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(113)	(12)	(125)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(528)	(528)
Funds From Operations	469	150	101	94	48	19	10	103	27	(260)	761	—	—
Depreciation	(227)	(84)	(21)	(157)	(47)	(17)	(5)	(65)	(23)	(4)	(650)	155	(303)	(798)
Foreign exchange and unrealized financial instrument loss	11	(5)	(2)	(2)	(10)	(3)	1	1	(3)	(18)	(30)	9	(12)	(33)
Deferred income tax recovery	(27)	4	(4)	24	11	—	—	15	—	46	69	(41)	(14)	14
Other	(76)	(6)	(2)	(23)	(9)	2	—	(49)	—	(46)	(209)	55	63	(91)
Share of earnings from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(178)	—	(178)
Net income attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	266	266
Net income (loss) attributable to Unitholders(2)	150	59	72	(64)	(7)	1	6	5	1	(282)	(59)	—	—	(59)

(1)
Share of earnings from equity-accounted investments of $11 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $262 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.

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

The following table reflects Adjusted EBITDA and Funds From Operations and provides a reconciliation to net income (loss) for the year ended December 31, 2018:

	Attributable to Unitholders											Contribution from equity accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Storage and Other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	$893	$244	$216	$219	$73	$42	$12	$146	$85	$—	$1,930	$(286)	$1,338	$2,982
Other income	12	5	4	2	11	—	—	5	—	7	46	(7)	11	50
Direct operating costs	(286)	(76)	(94)	(64)	(27)	(9)	(4)	(34)	(36)	(23)	(653)	86	(469)	(1,036)
Share of Adjusted EBITDA from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	207	20	227
Adjusted EBITDA	619	173	126	157	57	33	8	117	49	(16)	1,323	—	900
Management service costs	—	—	—	—	—	—	—	—	—	(80)	(80)	—	—	(80)
Interest expense - borrowings	(172)	(22)	(38)	(63)	(17)	(9)	(4)	(45)	(17)	(99)	(486)	82	(301)	(705)
Current income taxes	(4)	(9)	(2)	(1)	(2)	—	1	—	—	—	(17)	3	(16)	(30)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(38)	(38)	—	—	(38)
Preferred equity	—	—	—	—	—	—	—	—	—	(26)	(26)	—	—	(26)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(85)	(12)	(97)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(571)	(571)
Funds From Operations	443	142	86	93	38	24	5	72	32	(259)	676	—	—
Depreciation	(231)	(136)	(18)	(122)	(43)	(13)	(2)	(40)	(23)	(2)	(630)	96	(285)	(819)
Foreign exchange and unrealized financial instrument loss	(1)	(1)	7	2	9	(10)	3	(9)	(2)	—	(2)	(3)	(29)	(34)
Deferred income tax expense	(1)	1	18	20	2	—	—	21	—	24	85	(50)	54	89
Other	(21)	(3)	(6)	(11)	(1)	—	(2)	(11)	(9)	(23)	(87)	19	(14)	(82)
Share of earnings from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(62)	—	(62)
Net income attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	274	274
Net income (loss) attributable to Unitholders(2)	$189	$3	$87	$(18)	$5	$1	$4	$33	$(2)	$(260)	$42	$—	$—	$42

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

The following table reflects Adjusted EBITDA and Funds From Operations and provides a reconciliation to net income (loss) for the year ended December 31, 2017:

	Attributable to Unitholders										Contribution from equity accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Storage and Other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Solar
Revenues	945	243	191	161	46	26	8	59	—	1,679	(74)	1,020	2,625
Other income	1	12	2	—	—	—	—	6	19	40	(11)	18	47
Direct operating costs	(281)	(77)	(94)	(42)	(20)	(4)	(2)	(32)	(25)	(577)	28	(429)	(978)
Share of Adjusted EBITDA from equity accounted investments	—	—	—	—	—	—	—	—	—	—	57	—	57
Adjusted EBITDA	665	178	99	119	26	22	6	33	(6)	1,142	—	609
Management service costs	—	—	—	—	—	—	—	—	(82)	(82)	—	—	(82)
Interest expense - borrowings	(180)	(18)	(42)	(45)	(10)	(6)	(3)	(14)	(89)	(407)	21	(246)	(632)
Current income taxes	1	(12)	(5)	—	(1)	—	(1)	—	—	(18)	1	(22)	(39)
Distributions attributable to							—
Preferred limited partners equity	—	—	—	—	—	—	—	—	(28)	(28)	—	—	(28)
Preferred equity	—	—	—	—	—	—	—	—	(26)	(26)	—	—	(26)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	(22)	—	(22)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	(341)	(341)
Funds From Operations	486	148	52	74	15	16	2	19	(231)	581	—	—
Depreciation	(220)	(142)	(26)	(90)	(25)	(7)	(4)	(25)	—	(539)	22	(265)	(782)
Foreign exchange and unrealized financial instrument loss	(12)	(3)	(3)	1	(14)	—	(1)	—	(15)	(47)	2	(1)	(46)
Deferred income tax expense (recovery)	(67)	2	(10)	28	5	—	1	—	16	(25)	(3)	(21)	(49)
Other	(17)	(8)	6	(4)	4	2	(3)	—	(6)	(26)	12	(1)	(15)
Share of earnings from equity accounted investments	—	—	—	—	—	—	—	—	—	—	(33)	—	(33)
Net income attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	288	288
Net income (loss) attributable to Unitholders(2)	170	(3)	19	9	(15)	11	(5)	(6)	(236)	(56)	—	—	(56)

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

The following table reconciles the non-IFRS financial metrics to the most directly comparable IFRS measures. Net income attributable to Unitholders is reconciled to FFO and reconciled to Proportionate Adjusted EBITDA, and earnings per unit is reconciled to FFO per unit, for the years indicated:

						Per Unit(1)
(MILLIONS, EXCEPT AS NOTED)	2019	2018	2017	2016	2015	2019	2018	2017	2016	2015
Net income (loss) attributable to:
Limited partners' equity	$(34)	$24	$(32)	$(36)	$2	$(0.19)	$0.13	$(0.18)	$(0.23)	$0.01
General partnership interest in a holding subsidiary held by Brookfield	—	1	(1)	—	—	—	—	—	—	—
Participating non-controlling interests -in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield	(25)	17	(23)	(29)	1	—	—	—	—	—
Net income (loss) attributable to Unitholders	$(59)	$42	$(56)	$(65)	$3	$(0.19)	$0.13	$(0.18)	$(0.23)	$0.01
Depreciation	650	630	539	540	462	2.09	2.02	1.76	1.87	1.68
Foreign exchange and unrealized financial instruments loss (gain)	30	2	47	(4)	8	0.10	0.01	0.15	(0.01)	0.03
Deferred income tax expense	(69)	(85)	25	(78)	(78)	(0.22)	(0.27)	0.08	(0.27)	(0.28)
Other	209	87	26	26	72	0.67	0.27	0.09	0.09	0.25
Funds From Operations	$761	$676	$581	$419	$467	$2.45	$2.16	$1.90	$1.45	$1.69
Distributions attributable to:
Preferred limited partners' equity	44	38	28	15	1
Preferred equity	26	26	26	25	30
Current income taxes	35	17	18	19	15
Interest expense - borrowings	470	486	407	402	346
Management service costs	108	80	82	62	48
Proportionate Adjusted EBITDA	$1,444	$1,323	$1,142	$942	$907
Attributable to non-controlling interests	895	900	609	557	317
Consolidated Adjusted EBITDA	$2,339	$2,223	$1,751	$1,499	$1,224
Weighted average Units outstanding(1)						311.2	312.6	305.8	288.7	275.6

(1)	Includes GP interest, Redeemable/Exchangeable partnership units, and LP Units.

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
In Brazil and Colombia, we also expect power prices will continue to be supported by the need to build new supply over the medium-to-long term to serve growing demand. In these markets, contracting for power is the only current mechanism to buy and sell power, and therefore we would expect to capture rising prices as we re-contract our power over the medium-term.
The following table sets out our contracts over the next five years for generation output in North America, Europe and certain other countries, assuming long-term average on a proportionate basis. The table excludes Brazil and Colombia, where we would expect the energy associated with maturing contracts to be re-contracted in the normal course given the construct of the respective power markets. In these countries we currently have a contracted profile of approximately 90% and 70%, respectively, of the long-term average and we would expect to maintain this going forward. Overall, our portfolio has a weighted-average remaining contract duration of 13 years on a proportionate basis.

(GWh, except as noted)	2020	2021	2022	2023	2024
Hydroelectric
North America
United States(1)	7,910	5,763	4,446	4,446	4,446
Canada(1)	4,066	2,929	2,152	2,074	2,061
	11,976	8,692	6,598	6,520	6,507
Wind
North America
United States	2,065	1,969	2,013	2,010	1,786
Canada	1,269	1,270	1,269	1,269	1,269
	3,334	3,239	3,282	3,279	3,055
Europe	785	766	766	756	696
Asia	423	423	423	423	423
	4,542	4,428	4,471	4,458	4,174
Solar	1,259	1,257	1,255	1,254	1,252
Contracted on a proportionate basis	17,777	14,377	12,324	12,232	11,933
Uncontracted on a proportionate basis	895	4,293	6,343	6,432	6,817
	18,672	18,670	18,667	18,664	18,750
Contracted generation as a % of total generation on a proportionate basis	95%	77%	66%	66%	64%
Price per MWh - total generation on a proportionate basis	$77	$84	$91	$92	$92

(1)	Includes generation of 3,753 GWh for 2020 and 1,334 GWh for 2021 secured under financial contracts.
Weighted-average remaining contract durations on a proportionate basis are 16 years in North America, 10 years in Brazil, 3 years in Colombia, 13 years in Europe and 19 years across our remaining jurisdictions.
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
The majority of Brookfield Renewable’s long-term power purchase agreements within our North American and European businesses are with investment-grade rated or creditworthy counterparties. The economic exposure of our contracted generation on a proportionate basis is distributed as follows: power authorities (37%), distribution companies (23%), industrial users (22%) and Brookfield (18%).

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
The following table summarizes our capitalization as at December 31:

	Corporate		Consolidated
(MILLIONS, EXCEPT AS NOTED)	2019	2018	2019	2018
Corporate credit facility(1)	$299	$721	$299	$721
Debt
Medium term notes(2)	$1,808	$1,613	$1,808	$1,613
Non-recourse borrowings(3)	—	—	8,964	8,465
	1,808	1,613	10,772	10,078
Deferred income tax liabilities, net(4)	—	—	4,421	4,049
Equity
Non-controlling interest	—	—	8,742	8,129
Preferred equity	597	568	597	568
Preferred limited partners' equity	833	707	833	707
Unitholders equity	7,959	7,802	7,959	7,802
Total capitalization	$11,197	$10,690	$33,324	$31,333
Debt to total capitalization	16%	15%	32%	32%

(1)	Draws on corporate credit facilities are excluded from the debt to total capitalization ratios as they are not a permanent source of capital.

(2)	Medium term notes are unsecured and guaranteed by Brookfield Renewable and excludes $7 million (2018: $6 million) of deferred financing fees.

(3)
Consolidated non-recourse borrowings includes $142 million (2018: $6 million) borrowed under a subscription facility of a Brookfield sponsored private fund and excludes $60 million (2018: $75 million) of deferred financing fees, net of unamortized premiums.

(4)	Deferred income tax liabilities less deferred income tax assets.
AVAILABLE LIQUIDITY
The following table summarizes the available liquidity as at December 31:

(MILLIONS)	2019	2018
Brookfield Renewable's share of cash and cash equivalents	$143	$169
Investments in marketable securities	95	117
Corporate credit facilities
Authorized credit facilities(1)	2,150	2,100
Draws on credit facilities	(299)	(721)
Authorized letter of credit facility	400	300
Issued letters of credit	(266)	(209)
Available portion of corporate credit facilities	1,985	1,470
Available portion of subsidiary credit facilities on a proportionate basis	472	218
Available liquidity	$2,695	$1,974
(1) Amounts are guaranteed by Brookfield Renewable.
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
BORROWINGS
The composition of debt obligations, overall maturity profile, and average interest rates associated with our borrowings and credit facilities on a proportionate basis as at December 31 is presented in the following table:

	2019			2018
	Weighted-average			Weighted-average
(MILLIONS, EXCEPT AS NOTED)	Interest rate	Term (years)	Total	Interest rate	Term (years)	Total
Corporate borrowings
Medium term notes	4.1%	10	$1,808	4.4%	7	$1,613
Credit facilities(1)	2.9%	5	299	3.3%	4	721
Proportionate non-recourse borrowings(2)
Hydroelectric	5.6%	10	3,727	5.8%	9	$3,640
Wind	4.5%	10	1,742	4.7%	10	1,792
Solar	4.7%	10	1,470	5.2%	11	$1,022
Storage and other	5.5%	5	235	5.4%	6	249
	5.1%	10	7,174	5.4%	10	6,703
			$9,281			$9,037
Proportionate unamortized financing fees, net of unamortized premiums			(46)			(48)
			9,235			8,989
Equity-accounted borrowings			(2,157)			(1,972)
Non-controlling interests			3,926			3,701
As per IFRS Statements			$11,004			$10,718

(1)	Draws on our corporate credit facilities are presented based on available capacity of our longest dated facilities irrespective of the credit facility drawn.

(2)	Excludes $11 million of proportionate debt associated with our portfolios that are classified as held for sale as at December 31, 2019 (2018: $60 million).

The following table summarizes our undiscounted principal repayments and scheduled amortization on a proportionate basis as at December 31, 2019:

(MILLIONS)	2020	2021	2022	2023	2024	Thereafter	Total
Debt principal repayments(1)
Medium term notes(2)	—	—	308	—	—	1,500	1,808
Non-recourse borrowings
Credit facilities	—	6	147	50	—	—	203
Hydro	—	—	215	423	83	2,135	2,856
Wind	—	—	56	87	—	303	446
Solar	9	137	—	87	—	356	589
Storage and other	—	61	—	—	—	152	213
	9	204	418	647	83	2,946	4,307
Amortizing debt principal repayments
Non-recourse borrowings
Hydro	57	56	73	59	66	509	820
Wind	107	108	106	109	118	738	1,286
Solar	47	51	55	58	60	468	739
Storage and other	3	3	3	4	5	4	22
	214	218	237	230	249	1,719	2,867
Total	223	422	963	877	332	6,165	8,982
Interest payable(1)(3)
Corporate borrowings(1)	82	83	76	69	69	451	830
Non-recourse borrowings
Hydro	12	14	13	12	11	81	143
Wind	266	243	226	205	184	815	1,939
Solar	84	65	62	53	44	225	533
Storage and other	30	30	30	30	30	30	180
	392	352	331	300	269	1,151	2,795
Total	474	435	407	369	338	1,602	3,625

(1)	Draws on corporate credit facilities are excluded from the debt repayment schedule as they are not a permanent source of capital.

(2)	Medium term notes are unsecured and guaranteed by Brookfield Renewable and excludes $7 million (2018: $6 million) of deferred financing fees.

(3)
Represents aggregate interest payable expected to be paid over the entire term of the obligations, if held to maturity. Variable rate interest payments have been calculated based on estimated interest rates.

We remain focused on refinancing near-term facilities on acceptable terms and maintaining a manageable maturity ladder. We do not anticipate material issues in addressing our borrowings through 2024 on acceptable terms and will do so opportunistically based on the prevailing interest rate environment.

CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the key items in the audited annual consolidated statements of cash flows, for the year ended December 31:

(MILLIONS)	2019	2018	2017
Cash flow provided by (used in):
Operating activities	$1,212	$1,103	$928
Financing activities	(1,010)	(1,080)	(27)
Investing activities	(251)	(624)	(328)
Foreign exchange (loss) gain on cash	(4)	(17)	3
(Decrease) increase in cash and cash equivalents	$(53)	$(618)	$576
Operating Activities
Cash flows provided by operating activities for the year ended December 31, 2019 totaled $1,212 million compared to $1,103 million in 2018. The increase in cash flows from operating activities of $109 million was primarily attributable to the growth and strong operating performance of our business, as reflected by our higher Funds From Operations compared to the prior year.
Cash flows provided by operating activities for the year ended December 31, 2018 totaled $1,103 million, a $175 million increase from 2017. The increase in cash flows provided by operating activities over the same period in the prior year was driven primarily by the contribution from growth in our portfolio, offset partially by the cash flow impact of lower generation relative to the prior year from our hydroelectric business segment.
The net change in working capital balances shown in the audited annual consolidated statements of cash flows is comprised of the following:

(MILLIONS)	2019	2018	2017
Trade receivables and other current assets	$(41)	$(122)	$(40)
Accounts payable and accrued liabilities	8	32	32
Other assets and liabilities	(54)	22	(17)
	$(87)	$(68)	$(25)
Financing Activities
Cash flows used in financing activities totaled $1,010 million for the year ended December 31, 2019. To further optimize our capital structure and enhance our liquidity position, we issued C$175 million Series 15 Preferred Units in the first quarter of 2019 and issued $2.2 billion of long-term debt, including C$600 million corporate green bond financings in Canada, offset by repayments of $2.2 billion during the year, including the early redemption of our Series 7 (C$450 million) medium term notes due 2020 which extended the average maturity of our medium term notes to ten years. To support our growth and recycle capital into more accretive opportunities, we completed the sale of an additional 25% non-controlling interest in a portfolio of select Canadian hydroelectric assets in the first quarter of 2019 for proceeds of $268 million. Distributions paid to non-controlling interests of our operating subsidiaries increased to $706 million in 2019, primarily due to the strong performance of our Colombian business during the year.
For the year ended December 31, 2019, distributions paid to LP Unitholders and Redeemable/Exchangeable Partnership Unitholders were $684 million. We increased our distributions to $2.06 per LP Unit, an increase of $0.10 per LP Unit which took effect in the first quarter of 2019. The distributions paid to preferred equity and preferred limited partners’ equity totaled $69 million.
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
Cash flows provided by financing activities totaled $27 million for the year ended December 31, 2017. We issued $1.9 billion and repaid $1.6 billion of long-term debt, for a net borrowing of $267 million during the year which was primarily related to funding the growth in our portfolio and our project-level financing initiatives. The capital provided by participating non-controlling interests – in operating subsidiaries relates to the growth in our portfolio with our institutional partners and amounted to $294 million. To fund growth in our portfolio, capital markets activities resulted in the issuance of LP Units and Preferred Units providing net proceeds of $598 million. Distributions of $539 million paid to Participating non-controlling interests – in operating subsidiaries was primarily due to higher dividends paid out of our Colombian business and the sale of our Irish wind portfolio.
For the year ended December 31, 2017, distributions paid to LP Unitholders and Redeemable/Exchangeable Partnership Unitholders were $591 million. We increased our distributions to $1.87 per LP Unit, an increase of $0.09 per LP Unit which took effect in the first quarter of 2017. The distributions paid to preferred equity and preferred limited partners’ equity totaled $51 million.
Investing Activities
Cash flows used in investing activities totaled $251 million for the year ended December 31, 2019. During the fourth quarter of 2019, we invested $194 million into our equity-accounted investments, including the formation of a 50-50 joint venture in respect of X-Elio and the acquisition of $50 million of additional shares of TerraForm Power in a private placement. These investments were partially funded by the proceeds received from the completed sales of five of the six projects making up our wind and solar portfolio in South Africa and 191 MW of wind assets in Europe. Our continued investment in our property, plant and equipment was $397 million.
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

SHARES AND UNITS OUTSTANDING
Shares and units outstanding as at December 31 are as follows:

	2019	2018
Class A Preference Shares(1)	31,035,967	31,035,967

Preferred Units(2)
Balance, beginning of year	37,885,496	27,885,496
Issuance	7,000,000	10,000,000
Balance, end of year	44,885,496	37,885,496

GP interest	2,651,506	2,651,506

Redeemable/Exchangeable partnership units	129,658,623	129,658,623

LP Units
Balance, beginning of year	178,821,204	180,388,361
Distribution reinvestment plan	176,596	289,641
Repurchase for cancellation	(20,000)	(1,856,798)
Balance, end of year	178,977,800	178,821,204

Total LP Units on a fully-exchanged basis(3)	308,636,423	308,479,827

(1)
Class A Preference Shares are broken down by series as follows: 5,449,675 Series 1 Class A Preference Shares are outstanding; 4,510,389 Series 2 Class A Preference Shares are outstanding; 9,961,399 Series 3 Class A Preference Shares are outstanding; 4,114,504 Series 5 Class A Preference Shares are outstanding; and 7,000,000 Series 6 Class A Preference Shares are outstanding.

(2)
Preferred Units are broken down by series and certain series are convertible on a one for one basis at the option of the holder as follows: 2,885,496 Series 5 Preferred Units are outstanding; 7,000,000 Series 7 Preferred Units are outstanding (convertible for Series 8 Preferred Units beginning on January 31, 2021); 8,000,000 Series 9 Preferred Units are outstanding (convertible for Series 10 Preferred Units beginning on July 31, 2021); 10,000,000 Series 11 Preferred Units are outstanding (convertible for Series 12 Preferred Units beginning on April 30, 2022); 10,000,000 Series 13 Preferred Units are outstanding (convertible for Series 14 Preferred Units beginning on April 30, 2023); and 7,000,000 Series 15 Preferred Units are outstanding (convertible for Series 16 Preferred Units beginning on April 30, 2024).

(3)	The fully-exchanged amounts assume the exchange of all Redeemable/Exchangeable partnership units for LP Units.
DIVIDENDS AND DISTRIBUTIONS
The following table summarizes the dividends and distributions declared and paid, for the year ended December 31:

	Declared			Paid
(MILLIONS)	2019	2018	2017	2019	2018	2017
Class A Preference Shares	$26	$26	$26	$26	$26	$25
Class A Preferred LP Units	$44	$38	$28	$43	$37	$26
Participating non-controlling interests - in operating subsidiaries	$706	$553	$539	$706	$553	$539
GP Interest and incentive distributions	$55	$45	$35	$54	$44	$34
Redeemable/Exchangeable Partnership Units	$268	$255	$243	$267	$254	$242
LP Units	$370	$355	$328	$363	$345	$315

LP Unitholder distributions per unit on an annualized basis were increased as follows:

Date of Increase	Amount of Increase	Annual Distribution	Distribution Effective Date
February 2015	$0.11	$1.66	March 2015
February 2016	$0.12	$1.78	March 2016
February 2017	$0.09	$1.87	March 2017
February 2018	$0.09	$1.96	March 2018
February 2019	$0.10	$2.06	March 2019
February 2020	$0.11	$2.17	March 2020
CONTRACTUAL OBLIGATIONS
Please see Note 27 – Commitments, contingencies and guarantees in the audited annual consolidated financial statements, for further details on the following:

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
OFF-STATEMENT OF FINANCIAL POSITION ARRANGEMENTS
Brookfield Renewable does not have any off-statement of financial position arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for reserve accounts. As at December 31, 2019, letters of credit issued amounted to $266 million (2018: $209 million).

PART 6 - SELECTED QUARTERLY INFORMATION
HISTORICAL OPERATIONAL AND FINANCIAL INFORMATION

YEAR ENDED DECEMBER 31 (MILLIONS, EXCEPT AS NOTED)	2019	2018	2017	2016	2015
Operational information:
Capacity (MW)	18,883	17,419	16,369	10,731	7,284
Total generation (GWh)
Long-term average generation	53,926	51,971	42,334	38,982	24,467
Actual generation	52,560	52,056	43,385	34,071	23,332
Proportionate generation (GWh)
Long-term average generation	26,189	25,844	23,249	22,362	18,749
Actual generation	26,038	25,753	23,968	20,222	17,662
Average revenue ($ per MWh)	78	75	70	73	73
Additional financial information:
Net income (loss) attributable to Unitholders (1)	(59)	$42	$(56)	$(65)	$3
Basic earnings (loss) per LP Unit (2)	(0.19)	0.13	(0.18)	(0.23)	0.01
Consolidated Adjusted EBITDA(3)(4)	2,339	2,223	1,751	1,499	1,224
Proportionate Adjusted EBITDA(3)(4)	1,444	1,323	1,142	942	907
Funds From Operations(3)	761	676	581	419	467
Funds From Operations per Unit(1)(3)	2.45	2.16	1.90	1.45	1.69
Distribution per LP Unit	2.06	1.96	1.87	1.78	1.66
YEAR ENDED DECEMBER 31 (MILLIONS, EXCEPT AS NOTED)	2019	2018	2017	2016	2015
Property, plant and equipment	$30,714	$29,025	$27,096	$25,257	$18,358
Equity-accounted investments	1,889	1,569	721	206	197
Total assets	35,691	34,103	30,904	27,737	19,507
Total borrowings	11,004	10,718	11,766	10,182	7,338
Deferred income tax liabilities	4,537	4,140	3,588	3,802	2,695
Other liabilities	2,019	2,039	1,268	1,081	711
Participating non-controlling interests - in operating subsidiaries	8,742	8,129	6,298	5,589	2,587
General partnership interest in a holding subsidiary held by Brookfield	68	66	58	55	52
Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield	3,315	3,252	2,843	2,680	2,559
Preferred equity	597	568	616	576	610
Preferred limited partners' equity	833	707	511	324	128
Limited partners' equity	4,576	4,484	3,956	3,448	2,827
Total liabilities and equity	35,691	34,103	30,904	27,737	19,507
Debt to capitalization	32%	32%	37%	36%	37%

(1)	Unitholders and per Unit include holders of the GP interest, Redeemable/Exchangeable partnership units, and LP Units.

(2)
For the years ended December 31, 2019, weighted average LP Units, Redeemable/Exchangeable partnership units and GP interest totaled 311.2 million (2018: 312.6 million, 2017: 305.8 million, 2016: 288.7 million and 2015: 275.6 million).

(3)	Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”. Comparative figures have been conformed to current year’s presentation.

(4)	Comparative figures have been conformed to the current year’s presentation.

SUMMARY OF HISTORICAL QUARTERLY RESULTS
The following is a summary of unaudited quarterly financial information for the last twelve consecutive quarters on a consolidated basis:

	2019				2018				2017
(MILLIONS, EXCEPT AS NOTED)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total Generation (GWh) - LTA	13,850	12,332	14,252	13,761	13,485	12,113	13,521	12,852	12,198	9,098	10,674	10,364
Total Generation (GWh) - actual	12,465	11,089	14,881	14,125	14,445	11,609	13,122	12,880	11,913	9,370	11,618	10,484
Proportionate Generation (GWh) - LTA	6,561	5,821	7,109	6,776	6,602	5,956	6,935	6,351	6,030	5,053	6,277	5,889
Proportionate Generation (GWh) - actual	5,977	5,213	7,602	7,246	7,052	5,552	6,455	6,694	5,890	5,198	6,719	6,161
Revenues	$726	$642	$787	$825	$780	$674	$735	$793	$657	$608	$683	$677
Net income (loss) attributable to Unitholders	(66)	(53)	17	43	91	(55)	(2)	8	(67)	(43)	38	16
Basic earnings (loss) per LP Unit	(0.21)	(0.17)	0.05	0.14	0.29	(0.18)	(0.01)	0.03	(0.22)	(0.14)	0.13	0.05
Consolidated Adjusted EBITDA	550	507	630	652	604	494	543	582	454	381	460	456
Proportionate Adjusted EBITDA	348	301	400	395	371	277	324	351	296	232	312	302
Funds From Operations	171	133	230	227	206	105	172	193	143	91	181	166
Funds From Operations per Unit	0.55	0.43	0.74	0.73	0.66	0.33	0.55	0.62	0.46	0.29	0.61	0.55
Distribution per LP Unit	0.515	0.515	0.515	0.515	0.490	0.490	0.490	0.490	0.468	0.468	0.468	0.468

PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED DECEMBER 31
The following chart reflects the generation and summary financial figures on a proportionate basis for the three months ended December 31:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA		Funds From Operations		Net Income (Loss)
(Millions, except as noted)	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Hydroelectric
North America	2,858	3,604	2,912	3,065	205	238	131	164	94	121	4	59
Brazil	817	902	1,009	996	61	59	37	40	31	33	4	(2)
Colombia	749	982	968	935	63	56	37	35	26	24	16	46
	4,424	5,488	4,889	4,996	329	353	205	239	151	178	24	103
Wind
North America	779	808	934	952	56	61	43	48	27	29	(20)	21
Europe	241	264	267	268	24	27	17	30	11	25	—	17
Brazil	176	153	172	172	10	9	8	7	6	4	3	2
Asia	107	43	104	36	7	3	6	2	3	2	4	7
	1,303	1,268	1,477	1,428	97	100	74	87	47	60	(13)	47

Solar	184	184	195	178	38	40	39	30	22	15	(18)	14
Storage & Other	66	112	—	—	21	23	11	16	7	9	1	4
Corporate	—	—	—	—	—	—	19	(1)	(56)	(56)	(60)	(77)
Total	5,977	7,052	6,561	6,602	485	516	348	371	171	206	(66)	91

For the three months ended December 31, 2019, Funds From Operations were $171 million versus $206 million in the prior year. Funds From Operations decreased $35 million primarily due to strong generation that benefited the prior year (7% above long-term average in the prior year compared to 9% below long-term average in the current year).

RECONCILIATION OF NON-IFRS MEASURES
The following table reflects Adjusted EBITDA and Funds From Operations and provides reconciliation to net income (loss) for the three months ended December 31, 2019:

	Attributable to Unitholders											Contribution from equity accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Storage and other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	205	61	63	56	24	10	7	38	21	—	485	(93)	334	726
Other income	2	(1)	—	—	1	—	—	12	—	25	39	(6)	(26)	7
Direct operating costs	(76)	(23)	(26)	(13)	(8)	(2)	(1)	(11)	(10)	(6)	(176)	26	(117)	(267)
Share of Adjusted EBITDA from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	73	11	84
Adjusted EBITDA	131	37	37	43	17	8	6	39	11	19	348	—	202
Management service costs	—	—	—	—	—	—	—	—	—	(35)	(35)	—	—	(35)
Interest expense - borrowings	(37)	(4)	(9)	(15)	(4)	(2)	(2)	(17)	(3)	(22)	(115)	26	(78)	(167)
Current income taxes	—	(2)	(2)	(1)	(2)	—	(1)	—	(1)	—	(9)	5	(12)	(16)
Distributions attributable to Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(11)	(11)	—	—	(11)
Preferred equity	—	—	—	—	—	—	—	—	—	(7)	(7)	—	—	(7)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(31)	(5)	(36)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(107)	(107)
Funds From Operations	94	31	26	27	11	6	3	22	7	(56)	171	—	—
Depreciation	(59)	(18)	(6)	(40)	(13)	(4)	(2)	(24)	(5)	(1)	(172)	51	(77)	(198)
Foreign exchange and unrealized financial instruments gain (loss)	11	(6)	(3)	(4)	9	—	1	1	(1)	7	15	(4)	(4)	7
Deferred income tax recovery (expense)	(12)	1	1	11	3	—	1	—	—	24	29	(6)	2	25
Other	(30)	(4)	(2)	(14)	(10)	1	1	(17)	—	(34)	(109)	29	30	(50)
Share of earnings from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(70)	—	(70)
Net income attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	49	49
Net income (loss) attributable to Unitholders(2)	4	4	16	(20)	—	3	4	(18)	1	(60)	(66)	—	—	(66)

(1)
Share of earnings from equity-accounted investments of $22 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $58 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.

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

The following table reflects Adjusted EBITDA and Funds From Operations and provides reconciliation to net income (loss) for the three months ended December 31, 2018:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Storage and other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	238	59	56	61	27	9	3	40	23	—	516	(89)	353	780
Other income	6	2	3	1	10	—	—	1	—	5	28	(2)	(2)	24
Direct operating costs	(80)	(21)	(24)	(14)	(7)	(2)	(1)	(11)	(7)	(6)	(173)	23	(126)	(276)
Share of Adjusted EBITDA from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	68	8	76
Adjusted EBITDA	164	40	35	48	30	7	2	30	16	(1)	371	—	233
Management service costs	—	—	—	—	—	—	—	—	—	(16)	(16)	—	—	(16)
Interest expense - borrowings	(44)	(5)	(9)	(19)	(5)	(3)	(1)	(15)	(7)	(24)	(132)	28	(67)	(171)
Current income taxes	1	(2)	(2)	—	—	—	1	—	—	—	(2)	—	(8)	(10)
Distributions attributable to Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(9)	(9)	—	—	(9)
Preferred equity	—	—	—	—	—	—	—	—	—	(6)	(6)	—	—	(6)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(28)	(3)	(31)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(155)	(155)
Funds From Operations	121	33	24	29	25	4	2	15	9	(56)	206	—	—
Depreciation	(61)	(33)	(4)	(33)	(13)	(3)	—	(16)	(6)	(1)	(170)	34	(72)	(208)
Foreign exchange and unrealized financial instruments gain (loss)	3	(1)	6	(1)	3	1	5	(6)	—	(14)	(4)	3	2	1
Deferred income tax recovery (expense)	(2)	—	22	29	—	—	—	22	—	—	71	(52)	72	91
Other	(2)	(1)	(2)	(3)	2	—	—	(1)	1	(6)	(12)	4	(2)	(10)
Share of earnings from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	11	—	11
Net income attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Net income (loss) attributable to Unitholders(2)	59	(2)	46	21	17	2	7	14	4	(77)	91	—	—	91

(1)
Share of loss from equity-accounted investments of $56 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net loss attributable to participating non-controlling interests – in operating subsidiaries of $155 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net loss attributable to non-controlling interests.

(2)
Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

The following table reconciles the non-IFRS financial metrics to the most directly comparable IFRS measures. Net income attributable to Unitholders is reconciled to FFO and reconciled to Proportionate Adjusted EBITDA, and earnings per unit is reconciled to FFO per unit, both for the three months ended December 31:

			Per unit
(MILLIONS, EXCEPT AS NOTED)	2019	2018	2019	2018
Net income (loss) attributable to:
Limited partners' equity	$(38)	$52	$(0.21)	$0.29
General partnership interest in a holding subsidiary held by Brookfield	—	2	—	—
Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield	(28)	37	—	—
Net income (loss) attributable to Unitholders	$(66)	$91	$(0.21)	$0.29
Adjusted for proportionate share of:
Depreciation	172	170	0.55	0.54
Foreign exchange and unrealized financial instruments loss	(15)	4	(0.05)	0.01
Deferred income tax recovery	(29)	(71)	(0.09)	(0.23)
Other	109	12	0.35	0.05
Funds From Operations	$171	$206	$0.55	$0.66
Distributions attributable to:
Preferred limited partners' equity	11	9
Preferred equity	7	6
Current income taxes	9	2
Interest expense - borrowings	115	132
Management service costs	35	16
Proportionate Adjusted EBITDA	$348	$371
Attributable to non-controlling interests	202	233
Consolidated Adjusted EBITDA	$550	$604
Weighted average Units outstanding(1)			311.3	312.2

(1)	Includes GP interest, Redeemable/Exchangeable partnership units, and LP Units.

PART 7 - BUSINESS RISKS AND RISK MANAGEMENT
RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
Management’s objectives are to protect Brookfield Renewable against material economic exposures and variability of results from various financial risks that include electricity price risk, foreign currency risk, interest rate risk, credit risk, and liquidity risk. These risks are further discussed in Note 6 – Risk management and financial instruments in the audited annual consolidated financial statements.
The following table outlines Brookfield Renewable’s financial risks and how they are managed:

Financial Risk	Description of Risk	Management of Risk
Electricity price	We have exposure to movements in the market price of electricity.
- Enter into long-term contracts that specify the price at which electricity is sold
- Maintain a portfolio of short, medium, and long-term contracts to mitigate our exposure to short-term fluctuations in electricity prices
- Ensure limits and controls are in place for trading activities
- As of December 31, 2019, we had approximately 95% of 2020 (2018: 87% of 2019) production, excluding Brazil and Colombia, on a proportionate basis under short-term and long-term power purchase agreements and financial contracts. See “Part 4 – Financial Performance Review on Proportionate Information”

Foreign currency
We are exposed to foreign currency risk – including Canadian dollar, Brazilian real, Euro, British pound sterling, Colombian peso, Indian rupee, South African rand, Malaysian ringgit, Thai baht and Chinese yuan – related to operations, anticipated transactions, and certain foreign currency debt.

- Enter into foreign currency contracts designed to minimize the exposure to foreign currency fluctuations
- 35% of cash flow is generated in the United States while Canadian Dollar and Euro exposure, representing 25% of our portfolio, is proactively managed through foreign currency contracts
- Limited foreign currency contracts to hedge our South American and Asian exposures – representing 40% of our portfolio – due to the high associated costs of hedging certain currencies. However, these specific exposures are mitigated by the annual inflation-linked escalations in our power purchase agreements

Financial Risk	Description of Risk	Management of Risk
Interest rate	We are exposed to risk on the interest rates of our debt, and on dividend and distribution rate resets on our Class A Preference Shares and Preferred Units, respectively.
- Assets largely consist of long duration physical assets, and financial liabilities consist primarily of long-term fixed rate debt or floating-rate debt that has been swapped to fixed rates with interest rate financial instruments to minimize the exposure to interest rate fluctuations
- Enter into interest rate contracts to lock-in fixed rates on certain anticipated future debt issuances
- Our proportionate floating rate exposure represents 12% of our total debt, after affecting for variable rate debt that has been hedged through the use of interest rate swaps (including those entered into subsequent to year-end). Our floating rate exposure arises primarily from our South American operations, as we have limited opportunities to raise fixed rate debt or hedge due to the high associated costs

Credit
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

- Diverse counterparty base with long standing credit histories
- Exposure to counterparties with investment-grade credit ratings
- Use of standard trading contracts and other standard credit risk mitigation techniques
- As at December 31, 2019, 66% (2018: 74%) of Brookfield Renewable’s trade receivables were current

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
For the year ended December 31, 2019, Brookfield Renewable and its subsidiaries were in compliance with its debt covenants except certain covenants mentioned in Note 18 – Capital Management of the annual audited consolidated financial statements.

- As at December 31, 2019, available liquidity was $2.7 billion. Liquidity is comprised of our share of cash and cash equivalents, investments in marketable securities and undrawn corporate line of credit available. Details of the available portion of credit facilities and debt maturity ladder are included in “PART 5 - Liquidity and Capital Resources”
- Effective and regular monitoring of debt covenants and cooperation with lenders to cure any defaults
- Target investment grade debt or debt with investment grade characteristics with the ability to absorb volatility in cash flows
- Long-term duration of debt instruments and the diversification in maturity dates over an extended period of time
- Sufficient cash from operating activities, access to undrawn credit facilities, and possible capital markets financing to fund our operations and fulfill our obligations as they become due
- Ensure access to public capital markets and maintain a strong investment grade credit rating

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
The fair value of Brookfield Renewable’s property, plant and equipment is calculated using estimates and assumptions about future electricity prices from renewable sources, anticipated long-term average generation, estimated operating and capital expenditures, future inflation rates and discount rates, as described in Note 13 – Property, plant and equipment, at fair value in our audited annual consolidated financial statements. Judgment is involved in determining the appropriate estimates and assumptions in the valuation of Brookfield Renewable’s property, plant and equipment. See Note 1(r)(iii) – Critical judgments in applying accounting policies – Property, plant and equipment in our audited annual consolidated financial statements for further details.
Estimates of useful lives and residual values are used in determining depreciation. To ensure the accuracy of useful lives and residual values, these estimates are reviewed on an annual basis.

(ii)	Financial instruments
Brookfield Renewable makes estimates and assumptions that affect the carrying value of its financial instruments, including estimates and assumptions about future electricity prices, long-term average generation, capacity prices, discount rates and the timing of energy delivery. Non-financial instruments are valued using estimates of future electricity prices which are estimated by considering broker quotes for the years in which there is a liquid market and for the subsequent years Brookfield Renewable’s best estimate of electricity prices that would allow new entrants into the market. The fair value of interest rate swaps is the estimated amount that another party would receive or pay to terminate the swap agreements at the reporting date, taking into account current market interest rates. This valuation technique approximates the net present value of future cash flows. See Note 6 – Risk management and financial instruments in our audited annual consolidated financial statements for more details.

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
The accounting policy relating to Brookfield Renewable’s property, plant and equipment is described in Note 1(h) - Property, plant and equipment and revaluation method in our audited annual consolidated financial statements. In applying this policy, judgment is used in determining whether certain costs are additions to the carrying amount of the property, plant and equipment as opposed to repairs and maintenance. If an asset has been developed, judgment is required to identify the point at which the asset is capable of being used as intended and to identify the directly attributable costs to be included in the carrying value of the development asset. The useful lives of property, plant and equipment are determined by independent engineers periodically with an annual review by management.
Annually, Brookfield Renewable determines the fair value of its property, plant and equipment using a methodology that it has judged to be reasonable. The methodology for hydroelectric assets is generally a 20-year discounted cash flow model. 20 years is the period considered reasonable as Brookfield Renewable has 20-year capital plans and it believes a reasonable third party would be indifferent between extending the cash flows further in the model versus using a discounted terminal value. The methodology for wind, solar and storage & other assets is to align the model length with the expected remaining useful life of the subject assets.
The valuation model incorporates future cash flows from long-term power purchase agreements that are in place where it is determined that the power purchase agreements are linked specifically to the related power generating assets. With respect to estimated future generation that does not incorporate long-term power purchase agreement pricing, the cash flow model uses estimates of future electricity prices using broker quotes from independent sources for the years in which there is a liquid market. The valuation of power generating assets not linked to long-term power purchase agreements also requires the development of a long-term estimate of future electricity prices. In this regard the valuation model uses a discount to the all-in cost of construction with a reasonable return, to secure energy from a new renewable resource with a similar generation profile to the asset being valued as the benchmark that will establish the market price for electricity for renewable resources.
Brookfield Renewable’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth by the years 2026 to 2035 in North America, 2027 in Colombia, and 2023 in Europe and Brazil. The year of new entry is viewed as the point when generators must build additional capacity to maintain system reliability and provide an adequate level of reserve generation with the retirement of older coal fired plants and rising environmental compliance costs in North America and Europe, and overall increasing demand in Colombia and Brazil. For the North American and European businesses, Brookfield Renewable has estimated a discount to these new-build renewable asset prices to determine renewable electricity prices for hydroelectric and wind facilities. In Brazil and Colombia, the estimate of future electricity prices is based on a similar approach as applied in North America using a forecast of the all-in cost of development.
Terminal values are included in the valuation of hydroelectric assets in North America and Colombia. For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset with consideration of a one-time 30-year renewal on qualifying hydroelectric assets.
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
The accounting policy relating to Brookfield Renewable’s financial instruments is described in Note 1(k) – Financial instruments in our audited annual consolidated financial statements. In applying the policy, judgments are made in applying the criteria set out in IFRS 9, Financial instruments(“IFRS 9”) and IAS 39, Financial instruments: recognition and measurement (“IAS 39”), to record financial instruments at fair value through profit and loss, and the assessments of the effectiveness of hedging relationships.

(v)	Deferred income taxes
The accounting policy relating to Brookfield Renewable’s income taxes is described in Note 1(m) – Income taxes in our audited annual consolidated financial statements. In applying this policy, judgments are made in determining the probability of whether deductions, tax credits and tax losses can be utilized.
NEW ACCOUNTING STANDARDS
(i) IFRS 3 - Business Combinations
In October 2018, the IASB issued an amendment to IFRS 3, effective for annual periods beginning on or after January 1, 2020 with early adoption permitted. The amendment clarifies that a business must include, at minimum, an input and a substantive process that together contribute to the ability to create outputs, and assists companies in determining whether an acquisition is a business combination or an acquisition of a group of assets by providing supplemental guidance for assessing whether an acquired process is substantive. Brookfield Renewable has decided to early adopt the amendments to IFRS 3 effective January 1, 2019 and shall apply the amended standard in assessing business combinations on a prospective basis. For acquisitions that are determined to be acquisitions of assets as opposed to business combinations, Brookfield Renewable will allocate the transaction price and transaction costs to the individual identified assets acquired and liabilities assumed on the basis of their relative fair values, and no goodwill will be recognized. Acquisitions that continue to meet the definition of a business combination will be accounted for under the acquisition method, without any changes to Brookfield Renewable’s accounting policy.
(ii) IFRS 9 - Financial Instruments and IFRS 7 - Financial Instruments: Disclosures
Brookfield Renewable adopted Interest Rate Benchmark Reform - Amendments to IFRS 9, and IFRS 7, issued in September 2019, (“IBOR Amendments”) effective October 1, 2019 in advance of its mandatory effective date. The IBOR Amendments have been applied retrospectively to hedging relationships existing at October 1, 2019 or were designated subsequently, and to the amount accumulated in the cash flow hedge reserve at that date. The IBOR Amendments provide temporary relief from applying specific hedge accounting requirements to an entity’s hedging relationships which are directly affected by IBOR reform. The reliefs have the effect that IBOR reform should not generally cause hedge accounting to terminate. In assessing whether a hedge is expected to be highly effective on a forward-looking basis, the entity assumes the interest rate benchmark on which the cash flows of the derivative which hedges borrowings is not altered by IBOR reform. These reliefs cease to apply to a hedged item or hedging instrument as applicable at the earlier of (i) when the uncertainty arising from IBOR reform is no longer present with respect to the timing and amount of the interest rate benchmark based future cash flows, and (ii) when the hedging relationship is discontinued. No impact is expected since these amendments enable Brookfield Renewable to continue hedge accounting for hedging relationships which have been previously designated.

It is currently expected that Secured Overnight Financing Rate (“SOFR”) will replace US$ LIBOR, Sterling Overnight Index Average (“SONIA”) will replace £ LIBOR, and Euro Short-term Rate (“€STR”) will replace EURIBOR. All of these are expected to become effective prior to December 31, 2021. Brookfield Renewable is currently finalizing and implementing its transition plan to address the impact and effect changes as a result of amendments to the contractual terms of IBOR referenced floating-rate borrowings, interest rate swaps, and interest rate caps, and updating hedge designations.
(iii) IFRS 16 - Leases
On January 1, 2019 Brookfield Renewable adopted IFRS 16 using the modified retrospective approach, under which the cumulative effect of initial application was recognized in retained earnings on January 1, 2019. As a result, Brookfield Renewable has changed its accounting policy for lease contracts as detailed below.
Definition of a lease
Previously, Brookfield Renewable determined at contract inception whether an arrangement is or contains a lease under IFRIC 4. Under IFRS 16, Brookfield Renewable assesses whether a contract is or contains a lease based on the definition of a lease, as explained in Note 1(c).
On transition to IFRS 16, Brookfield Renewable elected to apply the practical expedient to grandfather the assessment of which transactions are leases. Brookfield Renewable applied IFRS 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 and IFRIC 4 were not reassessed to determine whether there is a lease. Therefore, the definition of a lease under IFRS 16 was applied only to contracts entered into or changed on or after January 1, 2019.
Leases classified as operating leases under IAS 17
At transition, lease liabilities were measured at the present value of the remaining lease payments, discounted at Brookfield Renewable’s incremental borrowing rate as at January 1, 2019. Right-of-use assets are measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments.
Brookfield Renewable used the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

•	Applied the exemption not to recognize right-of-use assets and liabilities for leases with less than twelve months of lease term; and

•	Excluded initial direct costs from measuring the right-of-use assets at the date of initial application.
Leases classified as finance leases under IAS 17
For leases that were classified as finance leases under IAS 17, the carrying amount of the right-of-use asset and the lease liability at January 1, 2019 are determined at the carrying amount of the lease asset and lease liability under IAS 17 immediately before that date.
Impacts on financial statements
On transition to IFRS 16, Brookfield Renewable recognized an additional $145 million of right-of-use assets and $147 million of lease liabilities, recognizing the difference in equity.
When measuring lease liabilities, Brookfield Renewable discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted-average rate applied was 5.5%. The difference between the operating lease commitments disclosed at December 31, 2018 of $250 million and leases liabilities recognized at January 1, 2019 of $147 million is primarily due to the time value of money.
FUTURE CHANGES IN ACCOUNTING POLICIES
There are currently no future changes to IFRS with potential impact on Brookfield Renewable.
SUBSEQUENT EVENTS
Subsequent to year-end, we announced a non-binding proposal to acquire all of the outstanding Class A common stock of TerraForm Power, Inc. ("TerraForm Power") not currently held by Brookfield Renewable and its affiliates (the "Proposed Transaction"). Brookfield Renewable and its affiliates currently own an approximate 62% interest in TerraForm Power. Pursuant to the Proposed Transaction, each share of Class A common stock of TerraForm Power would be acquired for Class A shares of Brookfield Renewable Power Corporation ("BEPC") equivalent to 0.36 of an LP Unit (subject to adjustment on a proportionate basis to reflect the Special Distribution), and the acquisition would close concurrently with the Special Distribution. A transaction can only proceed upon approval by the special committee of TerraForm Power, a majority of TerraForm Power's stockholders not affiliated with Brookfield Renewable and other customary approvals.

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

Voting Agreements with Affiliates
Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control of the entities that own certain renewable power generating facilities in the United States, Brazil, Europe and Asia. Brookfield Renewable has also entered into a voting agreement with its consortium partners in respect of the Colombian business. The voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.
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
For entities previously controlled by Brookfield Asset Management, the voting agreements entered into do not represent business combinations in accordance with IFRS 3, as all combining businesses are ultimately controlled by Brookfield Asset Management both before and after the transactions were completed. Brookfield Renewable accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 1(r)(ii) –  Critical judgments in applying accounting policies - Common control transactions  in our December 31, 2019 audited consolidated financial statements for our policy on accounting for transactions under common control.
PERFORMANCE MEASUREMENT
Segment Information
Our operations are segmented by – 1) hydroelectric, 2) wind, 3) solar, 4) storage & other (cogeneration and biomass), and 5) corporate – with hydroelectric and wind further segmented by geography (i.e., North America, Colombia, Brazil, Europe and Asia). This best reflects the way in which the CODM reviews results, manages operations and allocates resources. The Colombia segment aggregates the financial results of its hydroelectric and cogeneration facilities. The Canada segment includes the financial results of our strategic investment in TransAlta Corporation ("TransAlta"). The corporate segment represents all activity performed above the individual segments for the business.
We report our results in accordance with these segments and present prior period segmented information in a consistent manner. See Note 7 – Segmented information in our audited annual consolidated financial statements.
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
Unless the context indicates or requires otherwise, information with respect to the MW attributable to Brookfield Renewable’s facilities, including development assets, is presented on a consolidated basis, including with respect to facilities whereby Brookfield Renewable either controls or jointly controls the applicable facility.
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

Name and Residence(1)	Age	Position	Principal Occupation

Jeffrey Blidner Ontario, Canada	71	Chair	Vice Chair of Brookfield Asset Management

Eleazar de Carvalho Filho(2) Sao Paulo, Brazil	62	Director	Founder of Virtus BR Partners and Corporate Director; Founder of Sinfonia Consultoria e Participações

Nancy Dorn(3) Georgia, United States	61	Director	Corporate Director

David Mann(2)(3)(4) Nova Scotia, Canada	80	Director	Corporate Director

Lou Maroun(3) Warwick, Bermuda	69	Director	Chairman of Sigma Real Estate Advisors/Sigma Capital Corporation

Stephen Westwell London, United Kingdom	61	Director	Corporate Director

Patricia Zuccotti(2) Washington, United States	72	Director	Corporate Director

(1)	The business address for each of the directors is 73 Front Street, Hamilton, HM 12, Bermuda.

(2)	Member of the Audit Committee. Patricia Zuccotti is the Chair of the Audit Committee and is the “audit committee financial expert” as defined by the SEC.

(3)	Member of the Nominating and Governance Committee. David Mann is the Chair of the Nominating and Governance Committee.

(4)	Lead Independent Director.
Biographical information for each of the directors is included below.
Jeffrey Blidner. Mr. Blidner is the Chair of the board of directors of the Managing General Partner. Mr. Blidner is also a Vice Chair of Brookfield Asset Management and is responsible for Brookfield’s private client business. Mr. Blidner is Chief Executive Officer of Brookfield’s Private Funds Group and Chairman of the board of directors of the general partner of Brookfield Business Partners L.P. He also serves as a Director of Brookfield Asset Management, the general partner of Brookfield Property Partners L.P. and a Director of Canary Wharf. Prior to joining Brookfield in 2000, Mr. Blidner was a senior partner at a Canadian law firm. Mr. Blidner’s practice focused on merchant banking transactions, public offerings, mergers and acquisitions, management buy-outs and private equity transactions. Mr. Blidner received his LLB from Osgoode Hall Law School and was called to the Bar in Ontario as a Gold Medalist. Mr. Blidner is not considered an independent director because of his role at Brookfield.
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
Nancy Dorn. Ms. Dorn is a director of the Managing General Partner. Ms. Dorn is a retired corporate executive and U.S. government official now serving on several private sector, governmental and non-profit boards. Ms. Dorn retired from the General Electric Company ("GE") in 2017 after serving for 14 years as the leader of the company’s government affairs and policy group. Prior to her career at GE, she served in a number of high-ranking positions in the U.S. Government, including Deputy Director of the Office of Management and Budget under President George W. Bush and Assistant Secretary of the Army (Civil Works) under President George H.W. Bush. She also worked in the Reagan Administration as Special Assistant to the President and in the State and Defense Departments. Ms. Dorn also serves on the Board of Governors of the Argonne National Laboratory and on the Saint Simons Island Land Trust in Saint Simons, Georgia. Ms. Dorn is a graduate of Baylor University.
David Mann. Mr. Mann is the lead independent director of the Managing General Partner. Mr. Mann formerly served as President and Chief Executive Officer of Nova Scotia Power Inc. (1996-2004) and Vice Chairman (2004-2005) and President and Chief Executive Officer (1998-2004) of Emera Inc., a TSX-listed energy and services company that invests in electrical generation, transmission and distribution. Mr. Mann is a Corporate Director and prior to January 1, 2016, served as Counsel at the law firm Cox & Palmer. He has over 30 years of experience in the practice of corporate and commercial law, with a particular emphasis on corporate finance and public utility regulation. He retired as Chairman of Logistec Corporation in 2016 and he retired as a director of NewGrowth Corp. in 2019. He is also the Chairman of Allbanc Split Corp II. Mr. Mann holds a Bachelor of Commerce and a Bachelor of Laws from Dalhousie University and a Master of Laws from the University of London.
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
Stephen Westwell. Mr. Westwell is a director of the Managing General Partner. Mr. Westwell was formerly the Chief Executive Officer of EFR Group BV, a European fuel distributor and retailer (2015—2016) and the Chief Executive Officer of Silver Ridge Power Inc., a global solar power company (2013-2014). Mr. Westwell held various management and executive positions for BP plc in South Africa, the United States and the United Kingdom (1988-2007). These executive positions included Chief Executive Officer for BP Solar and Chief Executive Officer for BP Alternative Energy. He served as Group Chief of Staff and member of BP Plc’s executive management team in the United Kingdom (2008-2011). Mr. Westwell also worked for Eskom Holdings Limited, the South African power utility, in several operational capacities. Mr. Westwell is currently a Director and Member of the Audit Committee, the Safety, Social and Ethics Committee, the Capital Investment Committee and is Chairman of the Digital, Information Management and Hedging Committee of Sasol Pty Limited, a global oil and chemical company. He is a Director and Chairman of the Audit Committee of Control Risk Pty Ltd., a specialist global risk consultancy. Mr. Westwell holds a Bachelor of Science, Engineering from the University of Natal, a Master of Business Administration from the University of Cape Town and a Master of Science in Management from Stanford University.
Patricia Zuccotti. Ms. Zuccotti is a director of the Managing General Partner. Ms. Zuccotti was formerly Senior Vice President, Chief Accounting Officer and Controller of Expedia, Inc. (2005-2011). Prior to joining Expedia, Ms. Zuccotti was the Director, Enterprise Risk Services of Deloitte & Touche LLP (2003-2005). Ms. Zuccotti is a director of Brookfield Business Partners L.P. where she is the Chair of the Audit Committee. Ms. Zuccotti is a Certified Public Accountant (inactive) and received her Master of Business Administration, majoring in accounting and finance, from the University of Washington and a Bachelor of Arts, majoring in political science, from Trinity College.
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
Our Management
The Managing General Partner does not have any employees. Instead, members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to fulfill the Service Provider’s obligations to provide us with management services under our Master Services Agreement. The following table presents certain information concerning our core senior management team that is principally responsible for our operations as well as their positions with the Service Provider as of the date of this Form 20-F. In 2019, the following changes were made to the senior management team of the Service Provider: (i) Mr. Harry Goldgut ceased providing management services to Brookfield Renewable, although Mr. Goldgut remains a Vice Chairman of the Service Provider; and (ii) Mr. Richard Legault ceased providing management services to Brookfield Renewable, although Mr. Legault remains a Vice Chairman of the Service Provider. The further disclosure required under Canadian securities laws regarding the compensation of certain members of our core senior management team will be separately filed within 140 days of December 31, 2019.

Name	Years of experience in relevant industry or role	Years at Brookfield	Current Position with the Service Provider
Sachin Shah	21	18	Chief Executive Officer
Wyatt Hartley	14	10	Chief Financial Officer
Ruth Kent	21	6	Chief Operating Officer
Jennifer Mazin	21	6	General Counsel
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
Management Diversity
At Brookfield Renewable, hiring and promotion decisions are based solely on merit, so that each officer and employee possesses the necessary skills, knowledge and experience to do his or her job.  Brookfield Renewable and the Service Provider are committed to workplace diversity, including but not limited to, providing opportunities and support to promote success for female employees and promoting diversity of gender, culture, geography, and skills.  Brookfield Renewable appreciates the benefits of leveraging a range of diverse talents and perspectives and we actively support the development and advancement of a diverse group of employees capable of achieving management roles, including executive officer positions.  Neither Brookfield Renewable nor the Service Provider have targets for the representation of women in executive officer positions because such targets do not accurately reflect the full range of factors considered in hiring or promoting executive officers.  Currently, 50% of Brookfield Renewable’s executive management team are women.
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

Management Fee
Pursuant to the Master Services Agreement, in exchange for the management services provided to us by the Service Provider, we pay an annual management fee (the “Base Management Fee”) to the Service Provider of $20 million (adjusted annually for inflation at an inflation factor based on year-over-year United States consumer price index) plus 1.25% of the amount by which the Total Capitalization Value exceeds an initial reference value, determined based on market capitalization immediately following the combination of the assets of the Fund and the Brookfield Power Renewable Assets into BEP. In the event that the measured Total Capitalization Value in a given period is less than the initial reference value, the Service Provider will receive only the Base Management Fee of $20 million annually (subject to an annual escalation by the specified inflation factor described above). The Base Management Fee is calculated and paid on a quarterly basis.
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
The Base Management Fee payments for the years ended December 31, 2019, 2018 and 2017 are set out below:

(MILLIONS)	2019	2018	2017
Base management fee	$108	$80	$82
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
Pursuant to our Master Services Agreement, members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to fulfill obligations under our Master Services Agreement. These individuals, including the Brookfield employees identified in the table above under Item 6.A “Directors and Senior Management — Our Management”, are  not compensated by BEP or our Managing General Partner; instead they are and will continue to be compensated by Brookfield.  Further disclosure required under Canadian securities laws regarding the compensation of certain members of our core senior management team for the year ended December 31, 2019 will be separately filed within 140 days of December 31, 2019.
Board of Directors of the Managing General Partner
In respect of the year ended December 31, 2019, the Managing General Partner paid each of its directors $125,000 per year for serving on its board of directors and various board committees. The Managing General Partner pays the Chair of the Audit Committee of the board of directors an additional $20,000, the Chair of the Nominating and Governance Committee of the board of directors an additional $10,000 and the lead independent director of the board of directors an additional $10,000. Only those directors who are not employed by Brookfield or its affiliates are entitled to receive compensation for acting as a director of the Managing General Partner.
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
Indebtedness of Directors and Executive Officers
As at the date of this Form 20-F, and at all times since January 1, 2019, none of the directors, officers, employees and former directors, officers and employees of the Managing General Partner, the Service Provider or any of their respective subsidiaries, nor any of their associates, has or had any indebtedness owing to Brookfield Renewable.
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
All board of director appointments will be based solely on merit, having due regard for the benefits of diversity, so that each nominee possesses the necessary skills, knowledge and experience to serve effectively as a director. Therefore, in the director identification and selection process, gender diversity influences succession planning and is one criterion in adding new members to the board of directors.  Brookfield Renewable appreciates the benefits of leveraging a range of diverse talents and perspectives and is committed to pursuing the spirit and letter of the Diversity Policy. The Nominating and Governance Committee is responsible for overseeing the implementation of the Diversity Policy and for monitoring progress towards achieving its objectives.  The board of directors currently has seven directors, six of whom are independent, and two of whom are female (who are independent directors). Accordingly, approximately 30% of the board of directors is made up of women and women represent a third of the independent directors. The Diversity Policy does not set any formal targets on diversity for directors at this time, because of the current need for geographic diversity of directors and the emphasis on subject matter expertise.
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
The board of directors of the Managing General Partner had four regular quarterly meetings as well as two special meetings in 2019.  All of the directors were present in person or by phone at all meetings. Four regular quarterly meetings are scheduled for 2020.
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
The following table describes the independence status of the directors of the Managing General Partner.

Director	Independence Status	Reason for Related Status
Jeffrey Blidner	Related	Mr. Blidner is a Vice Chairman of Brookfield Asset Management
Eleazar de Carvalho Filho	Independent
Nancy Dorn	Independent
David Mann	Independent
Lou Maroun	Independent
Stephen Westwell	Independent
Patricia Zuccotti	Independent
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
Other Directorships
The following directors of the Managing General Partner are also directors of other reporting issuers (or the equivalent in foreign jurisdictions).

•	Blidner: Brookfield Asset Management; Brookfield Property Partners L.P.; Brookfield Infrastructure Partners L.P.; Brookfield Business Partners L.P.

•	de Carvalho Filho: TechnipFMC plc; Grupo Pão de Açúcar; Cnova N.V.; Oi S.A.

•	Mann: Allbanc Split Corp. II

•	Maroun: Summit II REIT; Brookfield Property Partners L.P.

•	Stephen Westwell: Sasol Pty Limited

•	Patricia Zuccotti: Brookfield Business Partners L.P.
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
•the Audit Committee; and
•the Nominating and Governance Committee.
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
The Audit Committee is responsible for assisting and advising the Managing General Partner’s board of directors with matters relating to:
•our accounting and financial reporting processes;
•the integrity and audits of our financial statements;
•our compliance with legal and regulatory requirements; and
•the qualifications, performance and independence of our independent accountants.
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
The Audit Committee had four regular quarterly meetings in 2019 as well as two special meetings. All of the committee members were present in person or by telephone. Four regular quarterly meetings are scheduled for 2020.
The board of directors of the Managing General Partner, upon the recommendation of the Audit Committee, have adopted a written policy on auditor independence (the “Pre-Approval Policy”). Under the Pre-Approval Policy, except in very limited circumstances, all audit and permitted non-audit services are required to be pre-approved by the Audit Committee. The Pre-Approval Policy prohibits the auditors from providing the following types of non-audit services:
•bookkeeping or other services related to Brookfield Renewable’s accounting records or financial statements;
•appraisal or valuation services or fairness opinions;
•actuarial services;
•management functions or human resources;
•legal services and expert services unrelated to the audit;
•internal audit outsourcing;
•financial information systems design and implementation; and
•certain tax services.
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
The Nominating and Governance Committee had four regular quarterly meetings and one special meeting in 2019. All of the committee members were present in person or by telephone. Four regular quarterly meetings are scheduled for 2020.
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
The Managing General Partner does not have any executive officers. As the Service Provider manages BEP pursuant to our Master Services Agreement, the compensation of our core senior management team is determined by Brookfield. Our Nominating and Governance Committee is responsible for supervising any changes in the fees to be paid pursuant to our Master Services Agreement. See Item 6.A “Directors and Senior Management — Our Management” and Item 6.B “Compensation — Our Management”. As of the date of this Form 20-F, the Nominating and Governance Committee was comprised of the following three directors: David Mann (Chair), Lou Maroun and Nancy Dorn, all of whom are independent directors.
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
Brookfield Renewable has approximately 2,600 employees involved in the day-to-day operations of our facilities and the development of our business, of which approximately 235 are located in Canada, 640 are located in the United States, 520 are located in Brazil, 600 are located in Colombia and 110 are located in the Republic of Ireland, the United Kingdom, Scotland and Spain, 150 are located in other markets, and 150 work in the Business Services Group in Canada, which provides finance, IT and payroll services to our business in Canada and the United States. Approximately 1,390, or approximately 55% of these employees, are covered by collective agreements expiring between 2020 and 2024. Eight of these collective agreements are due to be renewed in 2020 and one is currently being negotiated. We maintain very good relations with represented and salaried employees across all facilities. Relationships with the various unions in Canada, the United States, Brazil, Colombia and China have also been positive, without the occurrence of any work disruptions that would have had a negative impact on the business. Our corporate group, including the Manager, also has approximately 130 employees with non-operational roles who are largely based in Canada.

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

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A    MAJOR SHAREHOLDERS
As of the date of this Form 20-F, there are 178,977,800 LP Units outstanding. To our knowledge, as at the date of this Form 20-F, no person or company, other than Brookfield, beneficially owns or controls or directs, directly or indirectly, more than 5% of our LP Units, on a fully-exchanged basis. Brookfield beneficially owns 56,068,944 LP Units and 129,658,623 Redeemable/Exchangeable partnership units, or an approximate 60% interest in BEP (on a fully-exchanged basis) including its indirect general partnership interest in the Managing General Partner and the BRELP GP LP. All LP Units, including those held by Brookfield, are non-voting. See also the information contained in this Form 20-F under Item 10.B “Memorandum and Articles of Association — Description of our LP Units, Preferred Units and the Amended and Restated Limited Partnership Agreement of BEP”.
As of February 26, 2020, 13,360 of our outstanding LP Units were held by 7 holders of record in the United States, not including LP Units held of record by DTC. As of February 26, 2020, DTC was the holder of record of 29,423,148 LP Units.
The following table sets forth information, as of date of this Form 20-F, regarding the beneficial ownership of LP Units by each person that is a beneficial owner of more than 5% of our LP Units, on a fully-exchanged basis.

Name	LP Units (1)	Percentage of LP Units (2)
Brookfield Asset Management Inc.(3)	185,727,567	60%
Partners Limited (4)	185,727,567	60%

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
See also the information contained in this Form 20-F under Item 3.D “Risk Factors — Risks Related to Our Relationship with Brookfield”, Item 5.A “Operating Results — Related Party Transactions”, Item 6.A “Directors and Senior Management”, Item 6.C “Board Practices” and Item 7.A “Major Shareholders” and Note 28 to our audited consolidated financial statements for the year ended December 31, 2019, 2018 and 2017, respectively.
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
An integral part of our strategy is to participate with institutional investors in Brookfield sponsored or co-sponsored consortiums or funds for acquisitions that fit our strategy. Brookfield has a strong track record of leading such consortiums and funds and actively manages underlying assets to improve performance. Currently, Brookfield manages the Brookfield Americas Infrastructure Fund, a $2.7 billion infrastructure fund focused on the Americas, Brookfield Infrastructure Fund II, a $7 billion global infrastructure fund, Brookfield Infrastructure Fund III, a $14 billion global infrastructure fund, Brookfield Infrastructure Fund IV, a $20 billion global infrastructure fund and Brookfield Infrastructure Debt Fund, an infrastructure fund focused on credit investments. Brookfield is the fund manager and typically invests approximately 25% to 50% of the capital required for a transaction alongside its institutional investors. It is currently intended that future renewable power acquisitions identified by Brookfield may be funded with commitments pursuant to Brookfield sponsored funds and we would fund Brookfield’s participation where renewable power investments are made by such funds. See Item 3.D “Risk Factors – We do not have control over all our operations”.
In the event of the termination of our Master Services Agreement, the Relationship Agreement would also terminate, including Brookfield’s commitments to provide us with acquisition opportunities, as described above.
Master Services Agreement
BEP, BRELP and the Holding Entities entered into our Master Services Agreement pursuant to which the Service Provider has agreed to provide oversight of the business and provide the services of senior officers to Brookfield Renewable. In addition, the Service Provider has agreed to provide services relating to acquisitions or dispositions, financings, business planning and strategy and oversight and supervision of various day to day management and administration activities. In exchange for providing these services, the Service Provider is entitled to a Base Management Fee, which for the year ended 2019 was approximately $108 million. For a detailed description of our Master Services Agreement, see Item 6.A “Directors and Senior Management – Our Master Services Agreement”. For components of the management fee, see Item 6.A— “Directors and Senior Management — Our Master Services Agreement — Management Fee”.
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
Energy Marketing Internalization
As previously disclosed, on October 30, 2018, Brookfield Renewable and Brookfield entered into an agreement to internalize all energy marketing capabilities in North America into Brookfield Renewable (the “Energy Marketing Internalization”). The Energy Marketing Internalization closed in September 2019, resulting in the transfer of Brookfield’s existing energy marketing business to Brookfield Renewable’s subsidiary, BRTM, including the marketing, purchasing and trading of energy and energy related products in North America, the provision of energy marketing services to our North American operating vehicles, and all matters incidental thereto. The Energy Marketing Internalization also resulted in the assignment of all third party energy trading contracts and certain internal related party power purchase and revenue support agreements from BEM LP to BRTM.
As part of the Energy Marketing Internalization, Brookfield Renewable and Brookfield entered into an agreement pursuant to which BRTM provides energy marketing services to Brookfield for a fee. See "- Energy Marketing Agreement".
Energy Revenue Agreement
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
In connection with the Energy Marketing Internalization, Brookfield and Brookfield Renewable agreed to effectively reduce the price guaranteed by Brookfield under the Energy Revenue Agreement by $3 per MWh for the period from 2021 to 2025 and by $5.03 per MWh for 2026, and BEM LP and BPUSHA agreed that the term of the Energy Revenue Agreement may be extended to 2046.
Other Power Agreements
In addition to the Energy Revenue Agreement, Brookfield Renewable continues to be a party to a number of PPAs that provide for the sale of power generated from certain of Brookfield Renewable’s North American facilities to Brookfield and revenue support agreements under which Brookfield supports Brookfield Renewable’s revenue from the sale of power generated by certain of Brookfield Renewable’s North American facilities. Approximately 18% of our economic exposure for 2020 (on a proportionate basis) is with Brookfield.
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
Pursuant to a PPA guarantee, expiring in 2023, Brookfield guarantees to Pontook Operating Limited Partnership the payment by BRTM of a power purchase price of $36/MWh.
Energy Marketing Agreement
As part of the Energy Marketing Internalization, BEM LP, a subsidiary of Brookfield Asset Management, and BRTM, a subsidiary of Brookfield Renewable, entered into an energy marketing services agreement pursuant to which BRTM has agreed to provide energy marketing services to BEM LP (the “Energy Marketing Agreement”). Under the Energy Marketing Agreement, BRTM provides energy marketing services to BEM LP specifically related to the power generating facilities that are subject to the Energy Revenue Agreement.  The energy marketing services provided by BRTM to BEM LP include preparing and assisting with compliance with an annual marketing plan and preparing and assisting with compliance with a risk management policy. Pursuant to the Energy Marketing Agreement, BEM LP pays BRTM a base annual marketing fee equal to $1.3 million, which is subject to increase by a specified inflation factor (with the first such increase having been made on January 1, 2020), paid in equal monthly installments. The Energy Marketing Agreement terminates on the expiry of the Energy Revenue Agreement (the term of which is currently scheduled to expire on November 23, 2031, but may be extended to 2046). The Energy Marketing Agreement is subject to customary termination provisions in the event of a failure to pay or insolvency of one of the parties.
The Energy Marketing Agreement does not prohibit BRTM or its affiliates from pursuing other business activities that compete directly or indirectly with BEM LP. For a description of related aspects of the relationship between Brookfield and Brookfield Renewable, see Item 7.B “Related Party Transactions— Relationship Agreement”.
The energy marketing agreement between BEM LP and certain subsidiaries of Brookfield Renewable, pursuant to which BEM LP previously provided such subsidiaries with energy marketing services, was effectively terminated upon closing of the Energy Marketing Internalization.
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
Conflicts of Interest
We maintain a conflicts protocol and guidelines (the “Conflicts Policy”) for addressing conflicts and potential conflicts and for providing guidelines for the completion of certain transactions. The Conflicts Policy was put in place in recognition of the benefit to us of our relationship with Brookfield and our intent to seek to maximize the benefits from this relationship. The Conflicts Policy generally provides for potential conflicts to be resolved on the basis of transparency and, in certain circumstances, third-party validation and approvals.
As it is not possible to predict all of the types of conflicts that may arise, the Conflicts Policy focuses on addressing the principal activities that are expected to give rise to potential or actual conflicts of interest, including our investment activities, our participation in Brookfield sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements, collectively “Brookfield Accounts”), and engagements of Brookfield affiliates (or of us by Brookfield Accounts), including engagements for operational services entered into between underlying Operating Entities. The Conflicts Policy may be amended from time to time at the discretion of the Managing General Partner.
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
In certain circumstances, these transactions are likely to be related party transactions for the purposes of, and subject to certain requirements of, Canadian Multilateral Instrument 61-101— Protection of Minority Securityholders in Special Transactions (“MI 61-101”). MI 61-101 provides a number of circumstances in which a transaction between an issuer and a related party may be subject to valuation and minority approval requirements. An exemption from such requirements is available when the fair market value of the transaction is not more than 25% of the market capitalization of the issuer. BEP has been granted exemptive relief from the requirements of MI 61-101 that, subject to certain conditions, permits it to be exempt from the minority approval and valuation requirements for transactions that would have a value of less than 25% of BEP’s market capitalization, if Brookfield’s indirect equity interest in BEP, which is held in the form of Redeemable/Exchangeable partnership units, is included in the calculation of BEP’s market capitalization. As a result, the 25% threshold, above which the minority approval and valuation requirements apply, is increased to include the approximately 43.7% indirect interest in BEP held by Brookfield in the form of Redeemable/Exchangeable partnership units.
As a global alternative asset manager with various business lines, significant assets under management and a long history of owning and operating assets and businesses across various industries, sectors and geographies, Brookfield leverages its broad reach, expertise and relationships in managing its clients’ (including BEP) investment and asset management activities. As such, our organizational, ownership and management structure and strategy involve a number of aspects and relationships that give rise to conflicts (and potential conflicts) of interest considerations between BEP and our Unitholders, on the one hand, and Brookfield and Brookfield Accounts, on the other hand. While Brookfield (directly and/or indirectly) benefits from these aspects and relationship, Brookfield believes that they are in the best interest of its clients (including BEP).
The discussion below sets out certain of these conflicts of interest but does not purport to be a complete list or explanation of all potential conflicts of interest. While Brookfield acts in good faith to resolve all potential conflicts in a manner that is fair and equitable taking into account the facts and circumstances known to it at the time, there can be no assurance that any recommendation or determination made by Brookfield will be most beneficial or favourable to us, or would not have been different if additional information were available to it. Potential conflicts of interest generally will be resolved in accordance with the principles summarized herein and in accordance with the Conflicts Policy.
As described elsewhere herein, we pursue acquisition opportunities in various ways, including indirectly through investments in Brookfield Accounts or directly by investing alongside Brookfield Accounts.  Any references in this Item 7.B “Related Party Transactions–Conflicts of Interest and Fiduciary Duties” to our acquisitions, investments, assets, expenses, Operating Entities or other terms should be understood to mean such items held, incurred or undertaken directly by us or indirectly by us through our investment in one or more Brookfield Accounts.

•
Allocation of Investment Opportunities.  In recommending acquisition opportunities, Brookfield has significant discretion to determine the suitability and/or appropriateness of opportunities for us and to allocate such opportunities among us, Brookfield, Brookfield Accounts, and/or third parties as it deems appropriate, in its sole discretion.  Brookfield and Brookfield Accounts have (and future Brookfield Accounts may in the future have) investment mandates that overlap with our investment mandate, including TerraForm Power, the CEE Funds, and other Brookfield Accounts that invest in renewable power assets and in which we generally expect to be a significant investor.  In addition, Brookfield has provided, and will in the future provide (without notice to our Unitholders), priority rights with respect to certain investment opportunities, including all or a select geographic, industry or other subset of opportunities, to certain Brookfield Accounts (but not to us) or to other persons pursuant to contractual or other arrangements. For example, pursuant to a relationship agreement between TerraForm Power and Brookfield, Brookfield has, subject to certain exceptions, designated TerraForm Power (of which Brookfield Renewable owns approximately 30%) as its primary vehicle for the acquisition of operating solar and wind assets in North America and Western Europe. In addition, the CEE Funds (in which Brookfield Renewable does not own an interest) has a mandate that targets low risk renewable power investments with lower target returns than Brookfield Renewable. As well, Brookfield Accounts with real estate, infrastructure or technology focused investment mandates generally have been (and will in the future be) given priority with respect to investment opportunities that are suitable and appropriate for them. As a result, in certain cases, Brookfield Accounts will compete with, or have priority over, Brookfield Renewable in respect of investment opportunities, and opportunities that would otherwise be suitable for us will not be made available to us, we will receive a smaller allocation of such opportunities than would otherwise have been the case, or we will receive an allocation of such opportunities on different terms than Brookfield or Brookfield Accounts (which may be less favourable than otherwise would have been the case).

The question of whether a particular opportunity is suitable and/or appropriate for us and, to the extent it is, the amount of such opportunity to be allocated to us, is highly subjective and will be made in Brookfield’s sole discretion in a manner that Brookfield believes is fair and equitable and based on various portfolio construction and management factors, including among others: (i) the size, nature and type of the opportunity (including the expected risk-return profile of the investment, expected holding period and its fit with the balance of our investments and related operations), (ii) the amount of capital available for investment, (iii) principles of diversification of assets (including whether we will participate in the opportunity through our investment in Brookfield Accounts), (iv) the nature and extent of involvement in the transaction and the sourcing of the transaction by the Brookfield investment professionals that manage our business, (v) the nature of potential acquirers upon disposition, (vi) our expected future capacity, (vii) cash and liquidity needs (including our interest in preserving capital in order to secure other opportunities and/or to meet other obligations), (viii) the availability of other appropriate or similar investment opportunities (including other opportunities that we may be pursuing or otherwise considering at the relevant time), and (ix) other considerations deemed relevant by Brookfield (including legal, regulatory, tax, timing and similar considerations).  If Brookfield determines that an opportunity is not suitable or appropriate for us, it could still pursue such opportunity on its own behalf or on behalf of one or more Brookfield Accounts.  As a result, there are likely to be differences in the overall performance of BEP, Brookfield and Brookfield Accounts that have overlapping investment mandates.
In allocating investment opportunities among us, Brookfield and Brookfield Accounts (including Brookfield Accounts that have investment mandates that overlap with us), Brookfield will face certain potential conflicts of interest between the interests of Brookfield Renewable, its interests and the interests of Brookfield Accounts. These potential conflicts will be exacerbated in situations where Brookfield has larger interests in Brookfield Accounts than its interest in Brookfield Renewable, where Brookfield is entitled to higher fees from Brookfield Accounts than from us, where portfolio managers making an allocation decision are entitled to performance-based compensation from Brookfield or a Brookfield Account, or where there are capacity constraints with respect to a particular strategy or opportunity as a result of, for example, position limits and/or regulatory reporting obligations applicable to Brookfield. In addition, as an investment changes over time, additional conflicts of interest are expected to arise, including as a result of earlier investment allocation decisions. Brookfield will make investment allocation decisions taking into account Brookfield Renewable’s, Brookfield’s and Brookfield Accounts’ investment mandates and interests.

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

•
Co-Investment Opportunities and Expenses. Because of the scale of renewable power acquisitions, we offer portions of certain acquisition opportunities for co-investment. In addition, because our strategy includes completing acquisitions through Brookfield Accounts, we will likely make co-investments with Brookfield and Brookfield Accounts.  Decisions regarding whether and to which parties to offer co-investment opportunities are made by Brookfield and are based on a number of factors, including portfolio construction, strategic or other considerations, taking into account the specific facts and circumstances relating to each potential co-investment opportunity.  As a result, from time to time, we expect to offer (or receive from Brookfield Accounts) larger or smaller portions of co-investment opportunities than would otherwise have been the case or no portion of certain opportunities.

In our capacity as a co-investor, we will typically bear our pro rata share of fees, costs and expenses related to the discovery, investigation, development, acquisition or consummation, ownership, maintenance, monitoring, hedging and disposition of our co-investments and we may be required to pay our pro rata share of fees, costs and expenses related to potential investments that are not consummated, such as broken deal expenses (including “reverse” breakup fees).  Brookfield will endeavor to allocate such fees, costs and expenses on a fair and equitable basis. Notwithstanding the foregoing, certain potential co-investors may not agree to pay or otherwise bear fees, costs and expenses related to unconsummated co-investments.  In addition, in certain circumstances, potential co-investors may not bear such fees, costs and expenses, including because they have not yet been identified (or their anticipated allocation has not yet been identified) as of the time such potential investment ceases to be pursued, are not yet committed to such potential investment or are not contractually required to bear such fees, costs and expenses.  In those events, such fees, costs and expenses will (i) be considered our operating expenses and be borne by us (in connection with co-investment opportunities that we offered) or (ii) be considered operating expenses of, and be borne by, the Brookfield Account (in connection with co-investments offered by the Brookfield Account), a pro-rata portion of which will be borne by us through our investment in the Brookfield Account.

•
Other Activities of Our Investment Personnel.  The same professionals within Brookfield’s organization who are involved in sourcing and executing acquisitions that are suitable for us are responsible for sourcing and executing opportunities for Brookfield Accounts as well as having other responsibilities within Brookfield’s broader asset management business. Limits on the availability of such individuals will likewise result in a limitation on the availability of acquisition opportunities for us, and such individuals’ broader responsibilities will potentially conflict with their responsibilities to us. These potential conflicts may be exacerbated in situations where Brookfield or its employees are entitled to greater fees, incentive compensation or other remuneration in connection with their activities for other Brookfield Accounts relative to their activities for Brookfield Renewable or where there are differences in investments made for us relative to investments made for other Brookfield Accounts (including the Investing Affiliate (as defined below)).

•
Investments by Brookfield Personnel.  The partners, members, shareholders, directors, officers and employees of Brookfield (“Brookfield Personnel”) are permitted to buy and sell securities or other investments for their own or their family members’ accounts (including through Brookfield Accounts), subject to the limitations described below.  Positions may be taken by such Brookfield Personnel that are the same, different from, or made at different times than positions taken directly or indirectly for us.  To reduce the possibility of (i) potential conflicts between our investment activities and those of Brookfield Personnel, and (ii) us being materially adversely affected by Brookfield Personnel’s personal trading activities, Brookfield has established policies and procedures relating to personal securities trading.  To this end, Brookfield Personnel that participate in managing our investment activities are generally restricted from engaging in personal trading activities (unless such activities are conducted through accounts over which the personnel have no influence or control), and other personnel generally must pre-clear proposed personal trades. In addition, Brookfield’s policies include prohibitions on insider trading, front running, trading in securities that are on Brookfield’s restricted trading list, trading in securities that are subject to a black-out period and other restrictions.

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

•
Warehousing Investments.  From time to time, Brookfield will “warehouse” certain investments on our behalf, i.e., Brookfield will make an investment on our behalf and transfer it to us at a later date at cost plus a pre-agreed interest rate, after we have raised sufficient capital, including financing, to support the acquisition. Similarly, from time to time we will warehouse one or more investments for a Brookfield Account in which we are invested (or expect to invest) and transfer the warehoused investments to the applicable Brookfield Account at cost plus a pre-agreed interest rate, once the Brookfield Account has raised sufficient capital, including financing, to support the acquisition. In the event the applicable Brookfield Account does not obtain sufficient capital and/or financing to purchase the warehoused investment and we cannot find another buyer for the investment, we would be forced to retain the investment, the value of which may have increased or declined.

•
Transacting with Brookfield.  When permitted by applicable law and subject to and in accordance with our conflicts policy, from time to time we buy investments from and/or sell investments to Brookfield and/or Brookfield Accounts. While such transactions generally require the approval of the Managing General Partner’s independent directors and, in connection with transactions with a Brookfield Account, the advisory committee of the applicable Brookfield Account, there can be no assurance that such transactions will be effected or that such transactions will be effected in the manner that is most favourable to us as a party to any such transaction

•
Terms of an Investment by Brookfield Renewable May Benefit or Disadvantage Brookfield or a Brookfield Account.  In making decisions with regard to certain potential investments by our company (or by a Brookfield

Account in which we are invested), Brookfield faces certain conflicts of interest between the interests of Brookfield Renewable (or the Brookfield Account), on the one hand, and the interests of Brookfield, the Investing Affiliate and/or Brookfield Account(s) that have already made related investments, on the other hand. Similarly, prospective investments by Brookfield or Brookfield Account(s) present conflicts of interest with respect to investments held by us. Subject to applicable law and our conflicts policy, Brookfield from time to time causes us to invest in securities, bank loans or other obligations of companies affiliated with or advised by Brookfield or in which Brookfield, the Investing Affiliate or a Brookfield Account has an equity, debt or other interest, or to engage in investment transactions that result in Brookfield, the Investing Affiliate or a Brookfield Account getting an economic benefit, being relieved of obligations or divested of investments. For example, from time to time we make debt or equity investments in entities which are expected to use the proceeds of such investment to repay loans from Brookfield or a Brookfield Account. Depending on the circumstance, Brookfield or such Brookfield Account would benefit if we invested more money, thus providing sufficient funds to repay Brookfield or the Brookfield Account, or it would benefit if the loans remained outstanding and Brookfield or such Brookfield Account continued to receive payment under the existing loans, if the loans were on attractive terms (including an attractive interest rate) from the perspective of Brookfield or such Brookfield Account. Alternatively, from time to time Brookfield and/or Brookfield Account(s) are in the position of making an investment that could be used to repay loans from us, which would present the opposite conflict. Similar conflicts arise in other situations as well. For example, in certain circumstances, we pursue take-private, asset purchase or other material transactions with an issuer in which Brookfield, the Investing Affiliate or a Brookfield Account is invested, which results in a benefit to Brookfield, the Investing Affiliate or the Brookfield Account. In situations where our activities enhance Brookfield’s, the Investing Affiliate’s or a Brookfield Account’s profitability, Brookfield could take its, the Investing Affiliate’s or the Brookfield Account’s interests into consideration in connection with actions it takes on our behalf.

•
Investments with Related Parties. In certain circumstances, we will participate in investments that involve Brookfield or Brookfield Accounts in equity or debt positions within a transaction. For example, from time to time Brookfield or Brookfield Accounts will: (a) enter into a joint transaction with us; (b) be borrowers of certain investments or lenders in respect of Brookfield Renewable; or (c) invest in different levels of an issuer’s capital structure. As a result of the various conflicts and related issues described herein, we could sustain losses during periods in which Brookfield or Brookfield Accounts achieve profits generally or with respect to particular investments, or could achieve lower profits or higher losses than would have been the case had the conflicts described herein not existed. Brookfield Accounts invest in a broad range of asset classes throughout the corporate capital structure, including debt positions (either junior or senior to our positions) and equity securities (either common or preferred). It is possible that we will hold an interest in one part of a company’s capital structure while Brookfield or a Brookfield Account holds an interest in another. The interests of Brookfield or Brookfield Accounts in such investments could differ from our interests and could have been acquired at different times, at different prices and/or subject to different terms and conditions. Brookfield and/or Brookfield Accounts may dispose of their interests at different times and on different terms than us. In situations in which we invest alongside Brookfield or a Brookfield Account, conflicts of interest will potentially arise with respect to the nature and timing of the initial investment and purchase price, the allocation of control rights and the strategic objectives or timing of transactions, including in connection with the disposition of all or part of an investment. These conflicts could result from various factors, including investments in different levels of the capital structure, different investment objectives, different measurements of control, different risk profiles, different rights with respect to disposition alternatives, different investment horizons and/or different target rates of return.

As a result of these differences, Brookfield or Brookfield Accounts expect to manage such interests in a way that is different from ours (including, for example, by investing in different portions of an issuer’s capital structure, investing in the same portion but on different terms, obtaining exposure to the investment using different types of securities or instruments, voting securities in a different manner, and/or acquiring or disposing of its interests at different times than us). In connection with the foregoing, Brookfield or Brookfield Accounts could pursue or enforce rights or activities, or refrain from pursuing or enforcing rights or activities, with respect to a particular investment in which we have invested, even though such actions or inaction could adversely affect us. For example, if an issuer in which we have an investment and in which Brookfield or a Brookfield Account also has an investment, but at a different portion of the capital structure, becomes distressed or defaults on its obligations, Brookfield will have conflicting loyalties between its duties to us and to itself or to the Brookfield Account. In such a situation Brookfield, acting on behalf of itself or a Brookfield Account, could seek a liquidation, reorganization or restructuring of the issuer that would have an adverse effect on our holdings in the same issuer, and our transactions may be effected at prices or terms that would be less favorable than would otherwise have been the case (or vice versa). In addition, in the event that Brookfield or Brookfield Accounts hold voting securities of an issuer in which we hold loans, bonds, or other credit-related securities, Brookfield or such Brookfield Accounts may have the right to vote on certain matters that have an adverse effect on the positions held by us. Furthermore, to the extent that Brookfield or a Brookfield Account has holdings in the same issuer as us, Brookfield has an incentive to take its interests or the interests of such Brookfield Account into consideration in connection with actions it takes on behalf of Brookfield Renewable, even though taking such interests into account could adversely affect us.
In addition, from time to time we and Brookfield or a Brookfield Account jointly acquire a portfolio of assets and thereafter divide up the assets. In this circumstance, Brookfield will determine the purchase price associated with each asset, which price may not represent the price we would have paid if we had acquired only the assets we ultimately retain. Furthermore, from time to time we and Brookfield or a Brookfield Account jointly enter into a binding agreement to acquire an investment. If Brookfield or such Brookfield Account is unable to consummate such investment, we could be subject to additional liabilities, including the potential loss of any deposit or the obligation to fund the entire investment. In addition, from time to time we provide for the repayment of indebtedness and/or the satisfaction of guarantees on behalf of a Brookfield Account in connection with investments made by such Brookfield Account alongside us. Likewise, from time to time Brookfield Account(s) in which we are invested provide for the repayment of indebtedness and/or the satisfaction of guarantees on behalf of co-investment vehicles in connection with investments made by such vehicles alongside the Brookfield Account. In such circumstances, certain investors will benefit from such provision for repayment of indebtedness and/or the satisfaction of guarantees even though those investors are not providing the same level of credit support as Brookfield Renewable (or the Brookfield Account, as applicable). In the event the Brookfield Account (or a co-invest vehicle) does not satisfy its share of any payment in respect of any such borrowing, we (or the Brookfield Account in which we are invested, as applicable) will be contractually obligated to satisfy their share even if Brookfield Renewable (or the Brookfield Account) does not have recourse against the investor(s) benefiting from such support.
Subject to Brookfield policies, information barriers and applicable legal restrictions, other parts of Brookfield have and expect (but are under no obligation) to refer investment opportunities to us, including investments in issuers in which Brookfield Accounts have existing investments. Referrals of such related investments give rise to potential conflicts of interest, including that an investment by us will in certain circumstances benefit such Brookfield Accounts.
In situations in which we invest alongside Brookfield or a Brookfield Account, conflicts of interest exist with respect to the nature and timing of the initial investment and purchase price, the allocation of control rights, strategic objectives, timing of transactions, such as the disposition of all or part of an investment, or resolution of a liability in connection with an investment. These conflicts result from various factors, including investments in different levels of the capital structure, different measurements of control, different risk profiles, different rights with respect to disposition alternatives, different investment horizons and different target rates of return. As a result of the various conflicts and related issues described above, we could sustain losses during periods in which Brookfield or Brookfield Account(s) achieve profits generally or with respect to particular holdings, or could achieve lower profits or higher losses than would have been the case had the conflicts described above not existed.

•
Excess Funds Liquidity Arrangement with Related Parties. We have an arrangement in place with Brookfield pursuant to which it lends us excess funds from time to time. This arrangement is intended to enhance the use of excess funds between us and Brookfield when Brookfield has excess funds and we have a business need for the capital (including, without limitation, to fund operating or investment activities and/or to pay down higher cost capital), providing (i) to Brookfield, a higher rate of return on the funds than it otherwise would be able to achieve in the market and (ii) to us, a lower cost of funds than it otherwise would be able to obtain in the market.

Brookfield, in its capacity as the Service Provider, determines when it is appropriate for us to borrow excess funds from Brookfield. Brookfield has similar arrangements, including arrangements pursuant to which other Brookfield affiliates lend excess funds to Brookfield from time to time, with other affiliates for whom it serves in one or more capacities, including (among others) promoter, principal investor and investment manager. It is therefore possible that, from time to time and to the extent that Brookfield determines this to be in the best interests of the parties, funds that are placed on deposit with Brookfield by other Brookfield affiliates will, in the discretion of Brookfield on a case-by-case basis, be lent on to us. Because the interest rates charged are reflective of the credit ratings of the applicable borrowers, any loans by Brookfield to its affiliates, including us (as applicable), generally will be at higher interest rates than the rates then applicable to any balances deposited with Brookfield by other Brookfield affiliates. These differentials are approved according to protocols described herein. Accordingly, Brookfield also benefits from these arrangements and will earn a profit as a result of the differential in lending rates.

Amounts we borrow from Brookfield pursuant to this arrangement generally are repayable at any time upon Brookfield's request, and Brookfield generally ensures that we have sufficient available capital from another source in order meet potential repayment demands. As noted above, Brookfield determines the interest rate to be applied to loaned amounts taking into account each party’s credit rating and the interest rate that would otherwise be available to it in similar transactions on an arm’s length basis with unrelated parties.
Conflicts of interest arising for Brookfield under this arrangement have been approved by the independent directors of the Managing General Partner in accordance with our protocol for resolving potential conflicts of interest.

•
Pursuit of Investment Opportunities by Certain Non-Controlled Affiliates. Certain companies affiliated with Brookfield: (i) are controlled, in whole or in part, by persons other than Brookfield, including, for example, joint ventures or similar arrangements with third parties where Brookfield does not have complete control; (ii) are separated from Brookfield pursuant to an information barrier; or (iii) do not coordinate or consult with Brookfield with respect to investment decisions (together, “Non-Controlled Affiliates”). Such Non-Controlled Affiliates are likely to have investment mandates that overlap with our investment mandate giving rise to potential conflicts. For example, from time to time such Non-Controlled Affiliates or investment vehicles managed by such Non-Controlled Affiliates will pursue investment opportunities which are suitable for us but which are not made available to us since such Non-Controlled Affiliates do not consult with and/or are not wholly controlled by Brookfield. Similarly, certain of Brookfield’s investment activities are managed independently of, and carried out without any reference to the management of Brookfield Renewable. In certain instances, there are information barriers in place pursuant to which investment operations are managed independently of each other and information is not generally shared relating to such activities.

•
Arrangements with Brookfield.  Our relationship with Brookfield involves a number of arrangements, including the Master Services Agreement and Relationship Agreement, pursuant to which Brookfield provides various services, including access to financing arrangements and acquisition opportunities. Certain of these arrangements were effectively determined by Brookfield in the context of the formation of BEP, and could contain terms that are less favorable than those which otherwise might have been negotiated between unrelated parties. Circumstances may arise in which these arrangements will need to be amended or new arrangements will need to be entered into, and conflicts of interest between Brookfield Renewable and Brookfield will arise in negotiating such new or amended arrangements.  Furthermore, Brookfield is generally entitled to share in the returns generated by our operations, which creates an incentive for it to assume greater risks when making decisions than it otherwise would in the absence of such arrangements.  In addition, our investment in Brookfield Accounts provides Brookfield with certain ancillary benefits, such as satisfying Brookfield’s commitment to invest in such accounts (which Brookfield would otherwise need to satisfy from different sources) and assisting Brookfield in marketing the Brookfield Accounts.

•
Brookfield Personnel Arrangements. In the ordinary course, Brookfield employees are hired or retained by, or seconded or otherwise allocated to (in whole or in part), Brookfield Renewable and/or portfolio companies in which we are (directly or indirectly) invested for performance of operating services or roles that in the normal course are expected to be carried out by Brookfield Renewable personnel.  In connection with any such arrangement, all or a portion of the compensation and overhead expenses relating to such employees (including base salaries, benefits and incentive compensation (which may include long term incentive awards of equity or options for equity in Brookfield), among other things) will directly or indirectly be borne by us. The compensation and overhead expenses relating to such employees generally will be within the market compensation range for the roles filled in the relevant market based on one or more of the following (i) market compensation studies or guidance provided by third parties, (ii) recent market hires made by Brookfield Renewable for comparable positions, (iii) the employee’s peers at Brookfield and Brookfield Renewable, and/or (iv) specific compensation reviews conducted by compensation consultants. For these purposes, given how certain compensation arrangements are structured and valued (particularly various forms of incentive compensation that vest over time and whose value upon payment is based on estimates) and how overhead expenses are generally allocated, in each case requiring certain judgments and assumptions, there can be no assurance that Brookfield Renewable will not bear higher costs than we would have had such expenses been valued, allocated or charged differently.

Brookfield and its personnel will receive certain intangible and/or other benefits and/or perquisites arising or resulting from their activities on behalf of Brookfield Renewable which will not reduce fees or other expenses or otherwise be borne by Brookfield Renewable.  For example, airline travel and hotel stays incurred as direct or indirect expenses of Brookfield Renewable typically result in “miles” or “points” or credit in loyalty/status programs, and such benefits and/or amounts will, whether or not de minimis or difficult to value, inure exclusively to Brookfield and/or such personnel (and not Brookfield Renewable) even though the cost of the underlying service is borne by directly or indirectly by Brookfield Renewable.  In addition, Brookfield has in the past and expects to continue to make available certain discount programs to its employees as a result of Brookfield’s relationship with a portfolio company, such as “friends and family” and similar discounts.

•
Brookfield Investments in Companies. Brookfield (or Brookfield Accounts) will from time to time make equity or other investments in companies or businesses that provide services to or otherwise contract with us, Brookfield Accounts in which we are invested or our direct or indirect portfolio companies.  In particular, Brookfield has in the past entered into, and expects to continue to enter into, relationships with companies in technology and other sectors and industries in which Brookfield has broad expertise and knowledge, whereby Brookfield acquires an equity or other interest in such companies that may, in turn, transact with us, Brookfield Accounts in which we are invested or our direct or indirect portfolio companies.  For example, Brookfield (through an investment program referred to as Brookfield Growth) invests in emerging technology companies that develop and offer technology products that are expected to be of relevance to us, Brookfield Accounts in which we are invested or our direct or indirect portfolio companies (as well as third-party companies).  In connection with such relationships, Brookfield refers, introduces or otherwise facilitates transactions between such companies and us, Brookfield Accounts in which we are invested or our direct or indirect portfolio companies. In all cases, Brookfield seeks to ensure that the transactions are in our best interests, the Brookfield Accounts in which we are invested and/or our direct or indirect portfolio companies, with terms to be determined in good faith as fair, reasonable and equitable under the circumstances. However, these transactions also result in benefits to Brookfield, including via increased profitability of the relevant company as well as financial incentives and/or milestones which benefit Brookfield (including through increased equity allotments), which are likely in some cases to be significant. Such financial incentives that inure to or benefit Brookfield (or Brookfield Accounts) pose an incentive for Brookfield to cause us, Brookfield Accounts in which we are invested or our direct or indirect portfolio companies to enter into such transactions that may not have otherwise been entered into. Financial incentives derived from relationships with such companies will generally not be shared with us.  Furthermore, such transactions are likely to contribute to the development of expertise, reputational benefits and/or the development of new products or services by Brookfield and/or the companies or businesses that Brookfield is invested in, which Brookfield will seek to capitalize on to generate additional benefits that are likely to inure solely to Brookfield (or Brookfield Accounts) and not to us.  For the avoidance of doubt, any of the arrangements and/or benefits described in this paragraph will not require notice to, or the consent of, our Unitholders. Brookfield may take its own interests into account in considering and making determinations regarding these matters.

•
Sharing of Services.  In certain circumstances, in order to create efficiencies and optimize performance, one or more of our investments, portfolio companies or assets will determine to share the operational, legal, financial, back-office or other resources of another of our investments, portfolio companies or assets, or of an investment, portfolio company or asset of Brookfield or a Brookfield Account. In connection therewith, the costs and expenses related to such services will be allocated among the relevant entities on a basis that Brookfield determines in good faith is fair and equitable (but which will be inherently subjective, and there can be no assurance that we will not bear a disproportionate amount of any costs, including Brookfield’s internal costs).

•
Related Party Transactions.  We (including our subsidiaries and investee companies and portfolio companies of Brookfield Accounts that we are invested in) are and will be counterparties in agreements, transactions and other arrangements with other Brookfield Accounts (including their portfolio companies) for the provision of goods and services, purchase and sale of assets and other matters that would otherwise be transacted with independent third parties. Some of these agreements, transactions and other arrangements would not have been entered into but for the affiliation or relationship with Brookfield and, in certain cases, are expected to replace agreements, transactions and/or arrangements with third parties. These agreements, transactions and other arrangements will involve payment of fees and other amounts and/or other benefits to Brookfield Accounts and their portfolio companies (including, in certain cases, performance-based compensation), none of which will result in any offset to management and other fees payable by us to Brookfield. Such agreements, transactions and other arrangements will generally be entered into without the consent or direct involvement of the Managing General Partner’s independent directors or our Unitholders.

These agreements, transactions or other arrangements are expected to be entered into in the ordinary course. In certain cases, they will be entered into with active participation by Brookfield and in other cases by the applicable portfolio companies’ management teams independently of Brookfield. In all cases, Brookfield will seek to ensure that the agreements, transactions or other arrangements are in the applicable companies’ best interests, with terms to be determined in good faith as fair, reasonable and equitable under the circumstances. However, there can be no assurance that the terms of any such agreement, transaction or other arrangement will be executed on an arm’s length basis, be as favorable to the applicable company as otherwise would be the case if the counterparty were not related to Brookfield, or be the same as those that other Brookfield Accounts and their portfolio companies receive from the counterparty. In some circumstances, we and our subsidiaries and investee companies may receive better terms from the counterparty than from an independent counterparty. In other cases, these terms may be worse.
While these agreements, transactions and/or arrangements raise potential conflicts considerations, Brookfield believes that our access to Brookfield Accounts and their portfolio companies enhances our capabilities and is an integral part of our operations.

•
Information Sharing. Because of the extensive scope of Brookfield’s activities, Brookfield often has or obtains information that can be utilized by Brookfield across multiple strategies. For example, information Brookfield has or acquires through its management of Brookfield Accounts and/or its own investing activities is used by Brookfield to identify or evaluate potential investments for us. Conversely, information Brookfield has or acquires in connection with our activities is used for the benefit of Brookfield and/or Brookfield Accounts (and, for the avoidance of doubt, Brookfield will have no duty (contractual, fiduciary or otherwise) to keep such information confidential from, or not to use such information in connection with the investment activities of, itself and/or Brookfield Accounts). Brookfield will trade, or may cause Brookfield Accounts to trade, on the basis of information it has or obtained through our investment and operations activities. In some cases, this trading will result in Brookfield or a Brookfield Account taking a position that is different from, and potentially adverse to, a position taken by us, or result in Brookfield or a Brookfield Account benefiting from our investment activities. Brookfield has implemented policies and procedures to mitigate potential conflicts of interest and address certain regulatory requirements and contractual restrictions with respect to communication and information sharing. Such policies and procedures generally reduce synergies across Brookfield’s various activities, and negatively affect Brookfield’s or our ability to pursue attractive investment opportunities that would otherwise be available to Brookfield or us if such policies and procedures were not implemented. From time to time, such policies and procedures will result in Brookfield Renewable, Brookfield or Brookfield Accounts having reduced investment opportunities or investment flexibility, or otherwise restrict us, Brookfield or Brookfield Accounts in their activities with respect to such information.

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

•
Material Non-Public Information; Trading Restrictions.  From time to time, our ability to buy or sell certain securities will be restricted by applicable securities laws, regulatory requirements, information held by Brookfield, contractual obligations applicable to Brookfield, and potential reputational risks relating to us, Brookfield and/or Brookfield Accounts (including Brookfield’s internal policies designed to comply with these and similar requirements).  As a result, from time to time Brookfield will not engage in transactions or other activities for, or enforce certain rights in favor of, us due to Brookfield’s activities outside Brookfield Renewable, regulatory requirements, policies, and reputational risk assessments.

Brookfield will possess material, non-public information about companies that would limit our ability to buy and sell securities related to those companies (or, potentially, to other companies). For example, Brookfield personnel take seats on boards of directors of, or have board of directors observer rights with respect to, portfolio companies in which Brookfield invests (including on our behalf). In addition, Brookfield often obtains access to confidential information relating to investment opportunities that it considers. As a result, Brookfield will be limited and/or restricted in its ability to trade in the securities of the companies about which it has obtained material non-public information. This will adversely affect our ability to make and/or dispose of certain investments during certain times.
Furthermore, Brookfield (including Brookfield businesses that are separated by information barriers), Brookfield Accounts and our company are deemed to be affiliates for purposes of certain laws and regulations and it is anticipated that, from time to time, our company, Brookfield and Brookfield Accounts will each have positions (which in some cases will be significant) in one or more of the same issuers. As such, Brookfield needs to aggregate certain investment holdings, including holdings of Brookfield, Brookfield Renewable and Brookfield Accounts for certain securities laws purposes (including trading restrictions under Rule 144 under the Securities Act, complying with reporting obligations under Section 13 of the Exchange Act and the reporting and short-swing profit disgorgement obligations under Section 16 of the Exchange Act) and other regulatory purposes (including (i) public utility companies and public utility holding companies; (ii) bank holding companies; (iii) owners of broadcast licenses, airlines, railroads, water carriers and trucking concerns; (iv) casinos and gaming businesses; and (v) public service companies (such as those providing gas, electric or telephone services)). Consequently, activities by Brookfield and Brookfield Accounts could result in earlier public disclosure of investments by our company and/or Brookfield Accounts that we are invested in, restrictions on transactions by us and/or Brookfield Accounts that we are invested in (including the ability to make or dispose of certain investments at certain times), adverse effects on the prices of investments made by us and/or Brookfield Accounts that we are invested in, potential short-swing profit disgorgement, penalties and/or regulatory remedies, or otherwise create conflicts of interests for us and/or Brookfield Accounts that we are invested in.

•
Client and Other Relationships. Brookfield pursues other business activities and provides certain services (including, in each case, through portfolio companies that it and Brookfield Accounts invest in) that compete directly with our business activities without providing us with an opportunity to participate, which results in the allocation of Brookfield's resources, personnel and acquisition and business opportunities to others that compete with us. In addition, certain portfolio companies in which we, Brookfield and/or Brookfield Accounts are invested in provide investment banking and other advisory services to third parties with respect to assets in which we are invested or seeking to invest. The interests of such portfolio companies in such circumstances generally will conflict with (and be adverse to) our interests, and we generally will compete with such portfolio companies (and their third party clients) in pursuing certain investments. Brookfield generally implements policies and procedures (including, for example, information barriers) to mitigate potential conflicts of interest and address certain regulatory requirements relating to these potential circumstances.

•
Limited Liability of Brookfield.  The liability of Brookfield and its directors is limited under our arrangements with them, and we have agreed to indemnify Brookfield and its directors against claims, liabilities, losses, damages, costs or expenses which they may face in connection with those arrangements, which may lead them to assume greater risks when making decisions than they otherwise would if such decisions were being made solely for Brookfield's own account, or may give rise to legal claims for indemnification that are adverse to the interests of our Unitholders.

•
Valuation of Our Investments.  Brookfield performs certain valuation services related to our securities and assets.  Brookfield performs such services in accordance with its valuation policies. From time to time, Brookfield will value a similar or identical asset differently for Brookfield Renewable than for itself or a Brookfield Account, including because Brookfield Renewable, Brookfield and Brookfield Accounts are subject to different valuation guidelines pursuant to our and their respective governing agreements (e.g., in connection with differing applicable regulatory restrictions), different third-party vendors are hired to perform valuation functions for Brookfield Renewable, Brookfield or the Brookfield Accounts, or otherwise.  In addition, Brookfield faces a conflict with respect to valuations generally because of their effect on Brookfield’s fees and other compensation.

•
Brookfield Public Securities Group.  Brookfield is an active participant, as agent and principal, in the global fixed income, currency, commodity, equities and other markets. Certain of Brookfield’s investment activities are managed independently of, and carried out without any reference to, the management of Brookfield Renewable. For example, Brookfield invests, trades or makes a market in the equity, debt or other interests of certain of our portfolio companies without regard to the impact on us of such activities. In particular, Brookfield’s Public Securities Group (“PSG”), manages investment funds and accounts that invest in public debt and equity markets. There is currently an information barrier in place pursuant to which PSG manages its investment operations independently of other parts of Brookfield and does not generally share information relating to such activities. Consequently, neither we nor PSG consults the other about, or has awareness of, investment decisions made by the other, and neither is subject to any internal approvals over its investment decisions by any person who would have knowledge of the investment decisions of the other. As a result, PSG will not share investment opportunities that may otherwise be suitable for Brookfield Renewable with us, and our company will have no rights with respect to such opportunities. In addition, in certain circumstances, funds and/or accounts managed by PSG will hold an interest in one of our investments and, as a result of different investment objectives and views, PSG is likely to manage such interests in a way that is different from us (including, for example, by investing in different portions of an issuer’s capital structure, short selling securities, voting securities in a different manner, and/or selling its interests at different times than us). As a result of the information sharing barrier, our investment team may not be aware of, and may not have the ability to manage, such conflicts. Brookfield has discretion at any time, and without notice to our Unitholders, to remove or modify such information barrier. In the event that the information barrier is removed or modified, Brookfield would be subject to certain protocols, obligations and restrictions in managing our company, including, for example, conflicts-management protocols, aggregated regulatory reporting obligations and certain potential investment-related restrictions.

•
Oaktree. In 2019, Brookfield acquired approximately 61% of the business of Oaktree. Oaktree is a global investment manager with significant assets under management, emphasizing an opportunistic, value-oriented and risk-controlled approach to investments in credit, private equity, real assets and listed equities. Brookfield and Oaktree operate their respective investment businesses largely independently pursuant to an information barrier, with each remaining under its current brand and led by its existing management and investment teams.

It is expected that Brookfield Renewable and our subsidiaries and investee companies, as well as Brookfield, Brookfield Accounts that we are invested in and their portfolio companies, will engage in activities and have business relationships that give rise to conflicts (and potential conflicts) of interest between them, on the one hand, and Oaktree, Oaktree Accounts and their portfolio companies, on the other hand. For so long as Brookfield and Oaktree manage their investment operations independently of each other pursuant to an information barrier, Oaktree, Oaktree Accounts and their respective portfolio companies generally will not be treated as affiliates of Brookfield Renewable, our subsidiaries and investee companies, Brookfield, Brookfield Accounts and their portfolio companies, and conflicts (and potential conflicts) considerations, including in connection with allocation of investment opportunities, investment and trading activities, and agreements, transactions and other arrangements entered into with Oaktree, Oaktree Accounts and their portfolio companies, generally will be managed as summarized herein.
There is (and in the future will continue to be) some degree of overlap in investment strategies and investments pursued by our Brookfield Renewable (directly and indirectly) and Oaktree Accounts. Nevertheless, Brookfield does not expect to coordinate or consult with Oaktree with respect to investment activities and/or decisions. This absence of coordination and consultation, and the information barrier described above, will in some respects serve to mitigate conflicts of interests between us and Oaktree Accounts; however, these same factors also will give rise to certain conflicts and risks in connection with our and Oaktree’s investment activities, and make it more difficult to mitigate, ameliorate or avoid such situations. For example, because Brookfield and Oaktree are not expected to coordinate or consult with each other about investment activities and/or decisions, and neither Brookfield nor Oaktree is expected to be subject to any internal approvals over its investment activities and decisions by any person who would have knowledge and/or decision-making control of the investment decisions of the other, Oaktree Accounts will be entitled to pursue investment opportunities that are suitable for us and Brookfield Accounts that we are invested in, but which are not made available to us or those Brookfield Accounts. We and Brookfield Accounts that we are invested in, on the one hand, and Oaktree Accounts, on the other hand, are also expected to compete, from time to time, for the same investment opportunities. Such competition could, under certain circumstances, adversely impact the purchase price of our (direct and/or indirect) investments. Oaktree will have no obligation to, and generally will not, share investment opportunities that may be suitable for us and Brookfield Accounts that we are invested in with Brookfield, and we and Brookfield Accounts that we are invested in will have no rights with respect to any such opportunities.
In addition, Oaktree will not be restricted from forming or establishing new Oaktree Accounts, such as additional funds or successor funds. Moreover, Brookfield expects to provide Oaktree, from time to time, with (i) access to marketing-related support, including, for example, strategy sessions, introductions to investor relationships and other marketing facilitation activities, and (ii) strategic oversight and business development support, including general market expertise and introductions to market participants such as portfolio companies, their management teams and other relationships. Certain such Oaktree Accounts could compete with or otherwise conduct their affairs without regard as to whether or not they adversely impact us and/or Brookfield Accounts that we are invested in. In addition, Oaktree Accounts will be permitted to make investments of the type that are suitable for us and Brookfield Accounts that we are invested in without the consent of the clients or Brookfield. From time to time, we and/or Brookfield Accounts that we are invested in, on the one hand, and Oaktree Accounts, on the other hand, are expected to purchase or sell an investment from each other, as well as jointly pursue one or more investments. In addition, from time to time, Oaktree Accounts are expected to hold an interest in an investment held by us and/or Brookfield Accounts that we are invested in (or potential investment), and/or subsequently purchase (or sell) an interest in an investment held by us and/or Brookfield Accounts that we are invested in (or potential investment). In such situations, Oaktree Accounts could benefit from our (direct or indirect) activities. Conversely, we and/or Brookfield Accounts that we are invested in could be adversely impacted by Oaktree’s activities. In addition, as a result of different investment objectives, views and/or interests in investments, it is expected that Oaktree will manage certain Oaktree Accounts’ interests in a way that is different from our interests and/or the interests of Brookfield Accounts that we are invested in (including, for example, by investing in different portions of an issuer’s capital structure, short selling securities, voting securities or exercising rights it holds in a different manner, and/or selling its interests at different times than us and/or Brookfield Accounts that we are invested in), which could adversely impact our (direct and/or indirect) interests. Oaktree and Oaktree Accounts are also expected to take positions, give advice and provide recommendations that are different, and potentially contrary to those which are taken by, or given or provided to, us and/or Brookfield Accounts that we are invested in, and are expected to hold interests that potentially are adverse to those held by us (directly or indirectly). We and/or Brookfield Accounts that we are invested in, on the one hand, and Oaktree Accounts, on the other hand, will in certain cases have divergent interests, including the possibility that our interests and/or the interests of Brookfield Accounts that we are invested in are subordinated to Oaktree Accounts’ interests or are otherwise adversely affected by Oaktree Accounts’ involvement in and actions related to the investment. Oaktree will not have any obligation or other duty to make available for our benefit and/or the benefit of Brookfield Accounts that we are invested in any information regarding its activities, strategies and/or views.
Oaktree may provide similar information, support and/or knowledge to Brookfield, and the conflicts (and potential conflicts) of interest described above will apply equally in those circumstances.
The potential conflicts of interest described herein are expected to be magnified as a result of the lack of information sharing and coordination between Brookfield and Oaktree. Investment teams managing the activities of Brookfield Renewable and/or Brookfield Accounts that we are invested in are not expected to be aware of, and will not have the ability to manage, such conflicts. This will be the case even if they are aware of Oaktree’s investment activities through public information.
Brookfield and Oaktree may decide, at any time and without notice to us or our Unitholders, to remove or modify the information barrier between Brookfield and Oaktree. In the event that the information barrier is removed or modified, it would be expected that Brookfield and Oaktree will adopt certain protocols designed to address potential conflicts and other considerations relating to the management of their investment activities in a different or modified framework.
Breaches (including inadvertent breaches) of the information barrier and related internal controls by Brookfield and/or Oaktree could result in significant consequences to Brookfield (and Oaktree) as well as have a significant adverse impact on us and/or Brookfield Accounts that we are invested in, including (among others) potential regulatory investigations and claims for securities laws violations in connection with our direct and/or indirect investment activities. These events could have adverse effects on Brookfield’s reputation, result in the imposition of regulatory or financial sanctions, negatively impact Brookfield’s ability to provide investment management services to the Clients, all of which could result in negative financial impact to our investment activities and/or the investment activities of Brookfield Accounts that we are invested in.
To the extent that the information barrier is removed or otherwise ineffective and Brookfield has the ability to access analysis, models and/or information developed by Oaktree and its personnel, Brookfield will not be under any obligation or other duty to access such information or effect transactions for us and/or Brookfield Accounts that we are invested in in accordance with such analysis and models, and in fact may be restricted by securities laws from doing so.
As noted under “Related Party Transactions” above, we (including our portfolio companies and portfolio companies of Brookfield Accounts that we are invested in) are and will be counterparties in agreements, transactions and other arrangements with other Brookfield Accounts (including their portfolio companies) for the provision of goods and services, purchase and sale of assets and other matters that would otherwise be transacted with independent third parties. Similarly, we (including our portfolio companies and portfolio companies of Brookfield Accounts that we are invested in) are and will be counterparties in arrangements with Oaktree, Oaktree Accounts and/or their portfolio companies to the extent practicable pursuant to the information barrier. These arrangements will give rise to the same potential conflicts considerations (and be resolved in the same manner) as set out under “Related Party Transactions.”

•
Service Providers.  Our service providers or service providers of our portfolio companies (including deal sourcers, consultants, lenders, brokers, accountants, attorneys and outside directors) may be (or their affiliates may be) Unitholders and/or sources of investment opportunities and counterparties therein, or may otherwise participate in transactions or other arrangements with us and/or Brookfield or Brookfield Accounts. Furthermore, employees of Brookfield or Brookfield portfolio companies have and may in the future have family members or relatives employed by service providers (particularly the large, global providers) to Brookfield, Brookfield Accounts, us, and portfolio companies that we are directly or indirectly invested in. These factors create incentives for Brookfield in deciding whether to select such a service provider. Notwithstanding the foregoing, Brookfield will only select a service provider to the extent Brookfield determines that doing so is appropriate for us given all surrounding facts and circumstances and is consistent with Brookfield’s responsibilities under applicable law, provided that, for the avoidance of doubt, Brookfield often will not seek out the lowest-cost option when engaging such service providers as other factors or considerations typically prevail over cost.
In addition, Brookfield, Brookfield Accounts and we will from time to time engage common service providers. In such circumstances, there may be a conflict of interest between Brookfield and Brookfield Accounts, on the one hand, and us, on the other hand, in determining whether to engage such service providers. Further, our service providers may charge different rates to different recipients based on the specific services provided, the personnel providing the services, or other factors. As a result, the rates paid with respect to these service providers by us, on the one hand, may be more or less favorable than the rates paid by Brookfield or Brookfield Accounts, on the other hand.
Without limitation of the foregoing, conflicts arise with respect to Brookfield’s selection of financial institutions or other third parties to provide services to us and its negotiation of fees payable to such parties. Brookfield has relationships with many financial institutions and other third parties, which may introduce prospective investors, afford Brookfield the opportunity to market its services to certain qualified investors at no additional cost, provide benchmarking analysis or third-party verification of market rates, or provide other services (e.g., consulting services) at favorable or below market rates. Such relationships create incentives for Brookfield to select one financial institution over another. For example, in connection with the disposition of a portfolio company, several financial institutions with which Brookfield has pre-existing business relationships may provide valuation services through a bidding process. Although Brookfield will select the financial institution it believes is the most appropriate in the circumstances, the relationships between the financial institution and Brookfield as described herein will have an influence on Brookfield in deciding whether to select such a financial institution to underwrite the disposition, and may influence the financial institution in the terms offered.

•
Advisors.  Brookfield engages or retains strategic advisors, senior advisors, operating partners, executive advisors, consultants and/or other professionals who are not employees or affiliates of Brookfield (including former Brookfield employees as well as current and former executive officers of Brookfield portfolio companies) and who are expected, from time to time, to receive payments from, or allocations or performance-based compensation with respect to, our portfolio companies (as well as from us, Brookfield or Brookfield Accounts in which we are invested). In such circumstances, such payments from, or allocations or performance-based compensation with respect to, our direct and indirect portfolio companies and/or BEP or Brookfield Accounts in which we are invested generally will be treated as our expenses or of such Brookfield Accounts. These strategic advisors, senior advisors, operating partners, executive advisors, consultants and/or other professionals (which may include certain former Brookfield employees) in certain circumstances are offered the ability to co-invest alongside Brookfield Renewable, including in those investments in which they are involved (and for which they may be entitled to receive performance-based compensation, which will reduce our returns), or otherwise participate in equity plans for management of a portfolio company. In certain cases, these persons are likely to have certain attributes of Brookfield “employees” (e.g., they have dedicated offices at Brookfield, participate in general meetings and events for Brookfield personnel, work on Brookfield matters as their primary or sole business activity, have Brookfield-related email addresses, and/or participate in certain benefit arrangements typically reserved for Brookfield employees) even though they are not considered Brookfield employees, affiliates or personnel. Where applicable, Brookfield allocates the costs of such personnel to the applicable portfolio companies, to us and/or to Brookfield Accounts in which we are invested.  Payments or allocations to Brookfield’s strategic advisors, senior advisors, operating partners, executive advisors, consultants and other similar professionals can be expected to increase the overall costs and expenses borne indirectly by unitholders. There can be no assurance that any of the strategic advisors, senior advisors, operating partners, executive advisors, consultants and/or other professionals will continue to serve in such roles and / or continue their arrangements with Brookfield and/or any portfolio companies or Brookfield Accounts.

•
Diverse Interests.  The various types of investors in and beneficiaries of Brookfield Renewable, including Brookfield, may have conflicting investment, tax and other interests with respect to their interests.  When considering a potential investment for us, Brookfield will generally consider our investment objectives, not the investment objectives of any particular investor or beneficiary. Certain of Brookfield's decisions, including with respect to tax or other reporting positions, will be more beneficial to one type of investor or beneficiary than another, or to Brookfield than to investors or beneficiaries unaffiliated with Brookfield.  Brookfield reserves the right on behalf of itself and its affiliates to take actions adverse to us or other Brookfield Accounts in these circumstances, including withholding amounts to pay actual or potential tax liabilities.

Furthermore, Brookfield Renewable and any entities with which we co-invest generally will have conflicting investment, tax and other interests with respect to the investments we make directly or indirectly.  Conflicts of interest arise in connection with the structure of the investments or decisions made by Brookfield which may be more beneficial for another investing entity and its partners, on the one hand, than for us and our Unitholders, on the other hand (or vice versa) (for instance, the manner in which investments are structured, financed and/or harvested may produce tax results that are favorable to an investing entity targeted to non-U.S. investors, but not to us (or vice versa), or are favorable to a taxable investor, as compared to a tax-exempt investor (or vice versa)).

•
Reputational Considerations.  Given the nature of its broader platform, Brookfield has an interest in preserving its reputation, including with respect to certain of its affiliates' statuses as publicly traded vehicles, and in certain circumstances, such reputational considerations may conflict with our interests. The Managing General Partner or Brookfield have made (and will likely make) decisions on our behalf for reputational reasons that may not be directly aligned with the interests of Unitholders or consistent with the determination the Managing General Partner or Brookfield otherwise would have made absent its interest in Brookfield’s broader reputation.  For example, Brookfield has limited (and will in the future limit) transactions and activities on our behalf for reputational or other reasons, including where Brookfield is providing (or may provide) advice or services to an entity involved in such activity or transaction, where a Brookfield Account is or may be engaged in the same or a related activity or transaction to that being considered on our behalf, where a Brookfield Account has an interest in an entity involved in such activity or transaction, or where such activity or transaction on behalf of or in respect of Brookfield Renewable could affect the Managing General Partner, Brookfield, Brookfield Accounts or their activities.

•
Possible Future Activities.  Brookfield expects to expand the range of services that it provides over time. Except as provided herein, Brookfield will not be restricted in the scope of its business or in the performance of any services (whether now offered or undertaken in the future) even if such activities could give rise to conflicts of interest, and whether or not such conflicts are described herein.  Brookfield has, and will continue to develop, relationships with a significant number of companies, financial sponsors and their senior managers, including relationships with companies that may hold or may have held investments similar to those intended to be made by us. These companies may themselves represent appropriate investment opportunities for us or may compete with us for investment opportunities.

See Item 3.D. “Key Information - Risk Factors - Risks Relating to Our Relationship with Brookfield”.
Other Related Party Transactions
The $400 million committed unsecured revolving credit facility provided by Brookfield has been extended for one year to December 2020. The pricing terms of this credit facility were also amended. Canadian dollar borrowings bear interest at the Canadian prime rate plus 80 basis points, or the Canadian bankers acceptance rate plus 180 basis points, as applicable. U.S. dollar borrowings bear interest at LIBOR plus 180 basis points or at the U.S. base rate plus 80 basis points, as applicable.
As at December 31, 2019, there were no draws on the committed unsecured revolving credit facility provided by Brookfield Asset Management. During the year, Brookfield Asset Management also placed up to $600 million on deposit with Brookfield Renewable. The funds on deposit have since been paid back in full prior to December 31, 2019 including any interest that had been accrued. The interest expense on the deposit and draws from the credit facility for the year ended December 31, 2019 totaled $6 million (2018: $8 million).
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
See also Item 4.C “Organizational Structure - BRP Equity”.
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
Our Preferred Units
The Class A Preferred Units rank senior to the LP Units with respect to priority in the payment of distributions and in the distribution of the assets in the event of the liquidation, dissolution or winding-up of BEP, whether voluntary or involuntary. Each series of Class A Preferred Units ranks on a parity in right of payment with every other series of the Class A Preferred Units with respect to priority in the payment of distributions and in the distribution of the assets in the event of the liquidation, dissolution or winding-up of BEP, whether voluntary or involuntary. Each series of Class A Preferred Units ranks on a parity with every other series of the Class A Preferred Units with respect to priority in the return of capital contributions or as to profits, losses and distributions. The Series 17 Preferred Units are not guaranteed by the Preferred Unit Guarantors, or by any other subsidiary of BEP.

Subject to earlier redemption at BEP's option in connection with certain ratings events and changes in tax law, the Series 17 Preferred Units will not be redeemable by BEP prior to March 31, 2025.  On or after March 31, 2025, BEP may redeem for cash the Series 15 Preferred Units at $25 per Series 17 Preferred Unit, together with all accrued and unpaid distributions up to but excluding the date of payment or distribution. The Series 17 Preferred Units do not have a fixed maturity date and are not redeemable at the option of the Series 17 Preferred Unitholders. The Series 17 Preferred Units are not guaranteed by the Preferred Unit Guarantors, or by any other subsidiary of BEP.
The Series 15 Preferred Units will not be redeemable by BEP prior to April 30, 2024.  On April 30, 2024 and on April 30 every five years thereafter, BEP may redeem for cash the Series 15 Preferred Units at C$25 per Series 15 Preferred Unit, together with all accrued and unpaid distributions up to but excluding the date of payment or distribution.  Holders of the Series 15 Preferred Units will have the right, at their option, to reclassify their Series 15 Preferred Units into Series 16 Preferred Units, subject to certain conditions, on April 30, 2024 and on April 30 every five years thereafter. The Series 15 Preferred Units do not have a fixed maturity date and are not redeemable at the option of the Series 15 Preferred Unitholders.
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
BEP may redeem for cash the Series 5 Preferred Units at C$25.75 per Series 5 Preferred Unit if redeemed before April 30, 2020, C$25.50 per Series 5 Preferred Unit if redeemed on or after April 30, 2020, C$25.25 per Series 5 Preferred Unit if redeemed on or after April 30, 2021, and C$25 per Series 5 Preferred Unit if redeemed on or after April 30, 2022, in each case together with all accrued and unpaid dividends up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by BEP). The Series 5 Preferred Units do not have a fixed maturity date and are not redeemable at the option of the Series 5 Preferred Unitholders.
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
Holders of the Series 17 Preferred Units are entitled to receive fixed cumulative preferential cash distributions, as and when declared by the Managing General Partner, payable quarterly on the last day of January, April, July and October in each year at an annual rate equal to 5.25%.
Holders of the Series 15 Preferred Units are entitled to receive a cumulative quarterly fixed distribution at a rate of 5.75% annually for the initial period ending April 30, 2024.  Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the 5 year Government of Canada bond yield plus 3.94%, and (ii) 5.75%.  Holders of Series 15 Preferred Units will have the right to reclassify their Series 15 Preferred Units, subject to certain conditions, into Series 16 Preferred Units. Holders of Series 16 Preferred Units will be entitled to receive a cumulative quarterly floating distribution at a rate equal to the 90 day Canadian Treasury Bill yield plus 3.94%.
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

If it were determined, however, that a limited partner was participating in the control or management of BEP or conducting the affairs of, signing or executing documents for or otherwise binding BEP (or purporting to do any of the foregoing) within the meaning of the Limited Partnership Act 1883 or the Exempted Partnerships Act 1992, such limited partner would be liable as if it were a general partner of BEP in respect of all debts of BEP incurred while that limited partner was so acting or purporting to act. Neither the Amended and Restated Limited Partnership Agreement of BEP nor the Limited Partnership Act 1883 specifically provides for legal recourse against the Managing General Partner if a limited partner were to lose limited liability through any fault of the Managing General Partner. While this does not mean that a limited partner could not seek legal recourse, we are not aware of any precedent for such a claim in Bermuda case law.
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
Amendments to the Amended and Restated Limited Partnership Agreement of BEP
Amendments to the Amended and Restated Limited Partnership Agreement of BEP may only be proposed by or with the consent of the Managing General Partner. To adopt a proposed amendment, other than the amendments that do not require limited partner approval discussed below, the Managing General Partner must seek approval of at least 662/3% of the voting power of our outstanding LP Units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment.
Notwithstanding the above, in addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the Class A Preferred Units as a class and any other approval to be given by the holders of the Class A Preferred Units may be given (i) by a resolution signed by the holders of Class A Preferred

Units owning not less than the percentage of the Class A Preferred Units that would be necessary to authorize such action at a meeting of the holders of the Class A Preferred Units at which all holders of the Class A Preferred Units were present and voted or were represented by proxy, or (ii) passed by an affirmative vote of at least 662/3% of the votes cast at a meeting of holders of the Class A Preferred Units duly called for that purpose and at which the holders of at least 25% of the outstanding Class A Preferred Units are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of Class A Preferred Units then present would form the necessary quorum. At any meeting of holders of Class A Preferred Units as a class, each such holder shall be entitled to one vote in respect of each Class A Preferred Unit held.
Further, in addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to each series of Class A Preferred Units, as a series, and any other approval to be given by the holders of each series of Class A Preferred Units, as a series, may be given (i) by a resolution signed by the holders of the applicable series of Class A Preferred Units owning not less than the percentage of such series of Class A Preferred Units that would be necessary to authorize such action at a meeting of the holders of the applicable series of Class A Preferred Units at which all holders of the applicable series of Class A Preferred Units were present and voted or were represented by proxy, or (ii) passed by an affirmative vote of at least 662/3% of the votes cast at a meeting of holders of the applicable series of Class A Preferred Units duly called for that purpose and at which the holders of at least 25% of the outstanding applicable series of Class A Preferred Units are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of the applicable series of Class A Preferred Units then present would form the necessary quorum. At any meeting of holders of a series of Class A Preferred Units, as a series, each such holder shall be entitled to one vote in respect of each applicable Class A Preferred Unit held.
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
On March 11, 2019, the Amended and Restated Limited Partnership Agreement of BEP was amended to authorize and create the Series 15 Preferred Units and the Series 16 Preferred Units. On the same date, BEP issued 7 million Series 15 Preferred Units and acquired 7 million BRELP Series 15 Preferred Units.
On February 24, 2020, the Amended and Restated Limited Partnership Agreement of BEP was amended to authorize and create the Series 17 Preferred Units. On the same date, BEP issued 8 million Series 17 Preferred Units and acquired 8 million BRELP Series 17 Preferred Units.
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
Sale or Other Disposition of Assets
The Amended and Restated Limited Partnership Agreement of BEP generally prohibits the Managing General Partner, without the prior approval of the holders of at least 662/3% of the voting power of our LP Units, from causing BEP to, among other things, sell, exchange or otherwise dispose of all or substantially all of BEP’s assets in a single transaction or a series of related transactions, including by approving on BEP’s behalf the sale, exchange or other disposition of all or substantially all of the assets of BEP’s subsidiaries. However, the Managing General Partner, in its sole discretion, may mortgage, pledge, hypothecate or grant a security interest in all or substantially all of BEP’s assets (including for the benefit of persons who are not BEP or BEP’s subsidiaries) without that approval. The Managing General Partner may also sell all or substantially all of BEP’s assets under any forced sale of any or all of BEP’s assets pursuant to the foreclosure or other realization upon those encumbrances without that approval.
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
Upon the withdrawal of the Managing General Partner, the holders of at least 662/3% of the voting power of our outstanding LP Units may select a successor to the withdrawing Managing General Partner. If a successor is not elected, or is elected but an opinion of counsel regarding limited liability, tax matters and the Investment Company Act (and similar legislation in other jurisdictions) cannot be obtained, BEP will be dissolved, wound up and liquidated. See “— Termination and Dissolution” above.
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
Preferred Unit Guarantees
The Preferred Unit Guarantees provide that each series of Class A Preferred Units that are guaranteed by the Preferred Unit Guarantors will be fully and unconditionally guaranteed as to (i) payment of dividends, as and when declared, (ii) payment of amounts due on redemption of the applicable series of Class A Preferred Units, and (iii) payment of amounts due on the liquidation, dissolution or winding up of BEP. For so long as the Preferred Unit Guarantees are in place, they will be subordinated to all of the senior and subordinated debt of the Preferred Unit Guarantors that is not expressly stated to be pari passu or subordinate to the Preferred Unit Guarantees, and will rank senior to the common equity of the Preferred Unit Guarantors. The Preferred Unit Guarantees will rank on a pro rata and pari passu basis with each other. The rights, obligations and liabilities of a Preferred Unit Guarantor pursuant to the Preferred Unit Guarantees will terminate upon the conveyance, distribution, transfer or lease of all or substantially all of its properties, securities and assets to another Preferred Unit Guarantor. A Preferred Unit Guarantor may not otherwise convey, distribute, transfer or lease all or substantially all of its properties, securities and assets to another person, unless the person which acquires the properties, securities and assets of such Preferred Unit Guarantor assumes such Preferred Unit Guarantor’s obligations under the Preferred Unit Guarantees. The Preferred Unit Guarantees were granted by the Preferred Unit Guarantors so that the Preferred Units that are guaranteed by the Preferred Unit Guarantors rank pari passu at the Preferred Unit Guarantor level with the outstanding Preference Shares issued by BRP Equity, which are also guaranteed by the Preferred Unit Guarantors. Provided no default then exists in respect of the applicable Preferred Unit Guarantee, at any time following the termination of its guarantee of the Preferred Shares, each Preferred Unit Guarantor shall be entitled to a full, unconditional and final release of its obligations under its applicable Preferred Unit Guarantee. Should this occur in respect of all the Preferred Unit Guarantors, the Class A Preferred Units that are guaranteed by the Preferred Unit Guarantors will then constitute obligations of BEP alone.
The Series 17 Preferred Units are not guaranteed by the Preferred Unit Guarantors, or by any other subsidiary of BEP.
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

The table below sets forth all management fees and incentive distributions that have been earned for the year ended December 31:

(MILLIONS)	2019	2018	2017
Base management fee (1)	$108.3	$79.7	$82.1
Incentive distribution	49.7	39.4	29.5
	$158.0	$119.1	$111.6

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
Amendment of the Amended and Restated Limited Partnership Agreement of BRELP
Amendments to the Amended and Restated Limited Partnership Agreement of BRELP may only be proposed by or with the consent of its general partner. To adopt a proposed amendment, other than the amendments that do not require limited partner approval discussed below, the general partner must seek approval of at least 662/3% of the voting power of BRELP’s outstanding units required to approve the amendment or call a meeting of the limited partners to consider and vote upon the proposed amendment. Notwithstanding the above, in addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to the BRELP Class A Preferred Units as a class and any other approval to be given (i) by the holders of the BRELP Class A Preferred Units may be given by a resolution signed by the holders of BRELP Class A Preferred Units owning not less than the percentage of the BRELP Class A Preferred Units that would be necessary to authorize such action at a meeting of the holders of the BRELP Class A Preferred Units at which all holders of the BRELP Class A Preferred Units were present and voted or were represented by proxy, or (ii) passed by an affirmative vote of at least 662/3% of the votes cast at a meeting of holders of the BRELP Class A Preferred Units duly called for that purpose and at which the holders of at least 25% of the outstanding BRELP Class A Preferred Units are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of BRELP Class A Preferred Units then present would form the necessary quorum. At any meeting of holders of BRELP Class A Preferred Units as a class, each such holder shall be entitled to one vote in respect of each BRELP Class A Preferred Unit held.
Further, in addition to any other approvals required by law, the approval of all amendments to the rights, privileges, restrictions and conditions attaching to each series of BRELP Class A Preferred Units, as a series, and any other approval to be given by the holders of each series of BRELP Class A Preferred Units, as a series, may be given (i) by a resolution signed by the holders of the applicable series of BRELP Class A Preferred Units owning not less than the percentage of such series of BRELP Class A Preferred Units that would be necessary to authorize such action at a meeting of the holders of the applicable series of BRELP Class A Preferred Units at which all holders of the applicable series of BRELP Class A Preferred Units were present and voted or were represented by proxy, or (ii) passed by an affirmative vote of at least 662/3% of the votes cast at a meeting of holders of the applicable series of BRELP Class A Preferred Units duly called for that purpose and at which the holders of at least 25% of the outstanding applicable series of BRELP Class A Preferred Units are present or represented by proxy or, if no quorum is present at such meeting, at an adjourned meeting at which the holders of the applicable series of BRELP Class A Preferred Units then present would form the necessary quorum. At any meeting of holders of a series of BRELP Class A Preferred Units, as a series, each such holder shall be entitled to one vote in respect of each applicable BRELP Class A Preferred Unit held.
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

•	ensure that BRELP will not be treated as an association taxable as a corporation or otherwise taxed as an entity for tax purposes;

•	an amendment that the BRELP GP LP determines to be necessary or appropriate to address certain changes in tax regulations, legislation or interpretation;

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
The BRELP GP LP may not be removed unless that removal is approved by the vote of the holders of at least 662/3% of the outstanding class of units that are not Redeemable/Exchangeable partnership units and it receives a withdrawal opinion of counsel regarding limited liability, tax matters and the Investment Company Act (and similar legislation in other jurisdictions). Any removal of the BRELP GP LP is also subject to the approval of a successor general partner by the vote of the holders of a majority of the voting power of its outstanding units that are not Redeemable/Exchangeable partnership units.
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
The following is a summary of certain provisions attaching to or affecting each series of Class A Preference Shares as a series:

Series	Ticker	Authorized	Issued and Outstanding	Amount (C$ million)(1)	Cumulative Annual Dividend Rate	Earliest Redemption Date	Redemption Price Per Share (C$)(2)(3)	Holder’s Conversion Option
1	BRF. PR.A	10,000,000	5,449,675	136	The annual fixed dividend rate for each 5-year fixed rate period will be the sum of the Government of Canada Yield plus 2.62%	30-Apr-20	$25.00 on April 30, 2020 and April 30 every five years thereafter	Into Series 2 on a one-for-one basis on April 30, 2020 and on April 30 every five years thereafter and automatically in certain circumstances
2	BRF. PR.B	10,000,000	4,510,389	113	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 2.62%	30-Apr-20	$25.00 on April 30, 2020 and April 30 every five years thereafter	Into Series 1 on a one-for-one basis on April 30, 2020 and on April 30 every five years thereafter and automatically in certain circumstances
3	BRF. PR.C	10,000,000	9,961,399	249	C$1.08775 per share until July 31, 2024; thereafter the annual fixed dividend rate for each 5-year fixed rate period will be the sum of the Government of Canada Yield plus 2.94%	31-Jul-24	$25.00 on July 31, 2024 and July 31 every five years thereafter	Into Series 4 on a one-for-one basis on July 31, 2024 and on July 31 every five years thereafter and automatically in certain circumstances
4	N/A	10,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 2.94%	31-Jul-24	$25.00 for redemptions on July 31, 2024 and July 31 every five years thereafter; $25.50 otherwise	Into Series 3 on a one-for-one basis on July 31, 2024 and on July 31 every five years thereafter and automatically in certain circumstances
5	BRF. PR.E	7,000,000	4,114,504(4)	175	C$1.25 per share	30-Apr-18	$26.00 if before April 30, 2019, with annual $0.25 decreases until April 30, 2022; $25.00 thereafter	N/A
6	BRF. PR.F	7,000,000	7,000,000	175	C$1.25 per share	31-Jul-18	$26.00 if before July 31, 2019, with annual $0.25 decreases until July 31, 2022; $25.00 thereafter	N/A

(1)	Rounded to the nearest million.

(2)	Payable quarterly on the last day of January, April, July and October of each year.

(3)	Together with accrued and unpaid dividends.

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
Shareholder Approvals
Approval of all amendments to the rights, privileges, restrictions and conditions attaching to the applicable series of Class A Preference Shares and any other approval to be given by the holders of the applicable series of Class A Preference Shares may be given by a resolution carried by at least 662/3% of the votes cast at a meeting where the required quorum is present. The required quorum for Series 5 Shares and Series 6 Shares is holders of at least 25% of the outstanding shares present in person or represented by proxy. The required quorum for all other Class A Preference Shares is 50% of the outstanding shares present in person or represented by proxy.
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
Finco
Finco is an indirect wholly-owned subsidiary of BEP incorporated under the ABCA on September 14, 2011. Other than approximately C$2.2 billion aggregate principal amount of publicly issued Finco Bonds and notes receivable from an indirect wholly-owned subsidiary of BEP, Finco has no significant assets or liabilities, no subsidiaries and no operations of its own.

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
The Finco Bonds are governed under the Bond Indenture and guaranteed by BEP and the other Finco Bond Guarantors as described below under “— Bond Indenture and Guarantees”. The Finco Bonds consist of the following fixed rate medium term notes:

Medium term notes	Maturity	Interest Rate	Principal Amount as at December 31, 2019 (in millions)
Series 4 (C$150 million)	2036	5.84%	C$150 million
Series 8 (C$400 million)	2022	4.79%	C$400 million
Series 9 (C$400 million)	2025	3.75%	C$400 million
Series 10 (C$500 million)	2027	3.63%	C$500 million
Series 11 (C$300 million)	2029	4.25%	C$300 million
Series 12 (C$300 million)	2030	3.38%	C$300 million
Series 13 (C$300 million)	2049	4.29%	C$300 million
Bond Indenture and Guarantees
The Bond Indenture provides for the issuance of one or more series of unsecured debentures or notes of Finco, a wholly-owned subsidiary of BEP, by way of supplemental indentures. The Bond Indenture amends and restates the trust indenture dated as of December 16, 2004, as amended, supplemented or restated, between Brookfield, Bank of New York Mellon and BNY Trust Company of Canada (the “Original Bond Indenture”). The Bond Indenture provided for Finco to assume Brookfield’s obligations in respect of the Series 3 and Series 4 notes issued under supplemental indentures to the Original Bond Indenture. The Amended and Restated Second Supplemental Indenture to the Original Bond Indenture, dated October 27, 2006, provides for the issue of C$200 million aggregate principal amount of Series 3 medium term notes and C$150 million aggregate principal amount of Series 4 medium term notes. The Seventh Supplemental Indenture dated February 7, 2012, provides for the issue of C$400 million aggregate principal amount of Series 8 notes. The Ninth Supplemental Indenture dated March 6, 2015, provides for the issue of C$400 million aggregate principal amount of Series 9 notes. The Tenth Supplemental Indenture dated August 12, 2016, provides for the issue of C$500 million aggregate principal amount of Series 10 notes. The Eleventh Supplemental Indenture dated September 20, 2018, provides for the issue of C$300 million aggregate principal amount of Series 11 medium term notes representing Brookfield Renewable’s inaugural, corporate-level green bond in Canada. The Twelfth Supplemental Indenture dated September 13, 2019, provides for the issue of C$300 million aggregate principal amount of Series 12 notes. The Thirteenth Supplemental Indenture dated September 13, 2019, provides for the issue of C$300 million aggregate principal amount of Series 13 notes. Finco Bonds are unconditionally guaranteed by BEP and the other Finco Bond Guarantors as to payment of the principal of, premium, if any, and interest on all debentures issued by Finco under the Bond Indenture from time to time and all other obligations and liabilities owing by Finco to the trustee under the Bond Indenture. Pursuant to the guarantees, each of the Finco Bond Guarantors has agreed to not enter into any transaction whereby all or substantially all of the undertaking, property and assets of the Finco Bond Guarantor would become the property of any other person unless the other person assumed the obligations of the Finco Bond Guarantor under the guarantee and certain other conditions are met or unless the transaction is between or among any one or more of Finco, the Finco Bond Guarantor, another Finco Bond Guarantor and/or any subsidiary of any of them. The rights, obligations and liabilities of a Finco Bond Guarantor will terminate in the event that it transfers all or substantially all of its assets to another Finco Bond Guarantor.
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

•
Third Amended and Restated Limited Partnership Agreement of BRELP, dated February 11, 2016, as amended on May 25, 2016, February 14, 2017, January 16, 2018, February 28, 2019 , March 11, 2019 and February 24, 2020 (see Item 10.B “Memorandum and Articles of Association — Description of our LP Units, Preferred Units and the Amended and Restated Limited Partnership Agreement of BEP”).

•
Fourth Amended and Restated Limited Partnership Agreement of BEP, dated May 3, 2016, as amended on May 25, 2016, February 14, 2017, January 16, 2018, February 28, 2019, March 11, 2019 and February 24, 2020 (see Item 10.B “Memorandum and Articles of Association — Description of our LP Units, Preferred Units and the Amended and Restated Limited Partnership Agreement of BEP”).

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

•
Guarantee Indenture, dated March 11, 2019, by and among the Preferred Unit Guarantors, BEP, and Computershare Trust Company of Canada (Series 15 Preferred Units) (see Item 10.B “Memorandum and Articles of Association — Description of our LP Units, Preferred Units and the Amended and Restated Limited Partnership Agreement of BEP — Preferred Unit Guarantees”).

•
Guarantee Indenture, dated March 11, 2019, by and among the Preferred Unit Guarantors, BEP, and Computershare Trust Company of Canada (Series 16 Preferred Units) (see Item 10.B “Memorandum and Articles of Association — Description of our LP Units, Preferred Units and the Amended and Restated Limited Partnership Agreement of BEP — Preferred Unit Guarantees”).

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
Material U.S. Federal Income Tax Considerations
This summary discusses the material United States federal income tax considerations for LP Unitholders relating to the ownership and disposition of LP Units as of the date hereof. This summary is based on provisions of the U.S. Internal Revenue Code, on the Treasury Regulations promulgated under the U.S. Internal Revenue Code, and on published administrative rulings, judicial decisions, and other applicable authorities, all as in effect on the date hereof and all of which are subject to change at any time, possibly with retroactive effect. This summary is necessarily general and may not apply to all categories of investors, some of whom may be subject to special rules, including, without limitation, persons that own (directly, indirectly or constructively, applying certain attribution rules) 5% or more of our LP Units, dealers in securities or currencies, financial institutions or financial services entities, mutual funds, life insurance companies, persons that hold LP Units as part of a straddle, hedge, constructive sale or conversion transaction with other investments, persons whose LP Units are loaned to a short seller to cover a short sale of LP Units, persons whose functional currency is not the U.S. dollar, persons who have elected mark-to-market accounting, persons who hold LP Units through a partnership or other entity treated as a pass-through entity for U.S. federal income tax purposes, persons for whom LP Units are not a capital asset, persons who are liable for the alternative minimum tax and certain U.S. expatriates or former long-term residents of the United States. This summary does not address any tax consequences to holders of Preferred Units. Tax-exempt organizations are addressed separately below. The actual tax consequences of the ownership and disposition of LP Units will vary depending on an LP Unitholder’s individual circumstances.
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
The Managing General Partner and the BRELP General Partner do not expect to generate income or losses from “passive activities” for purposes of Section 469 of the U.S. Internal Revenue Code. Accordingly, income allocated to a U.S. Holder may not be offset by such holder’s Section 469 passive losses, and losses allocated to a U.S. Holder may not be used to offset such holder’s Section 469 passive income. In addition to the foregoing limitations, under the Tax Cuts and Jobs Act, non-

corporate taxpayers are not permitted to deduct “excess business losses” for taxable years beginning after December 31, 2017, and before January 1, 2026. Each U.S. Holder should consult an independent tax adviser regarding the limitations on the deductibility of losses that such holder may be subject to under applicable sections of the U.S. Internal Revenue Code.
Limitations on deductibility of organizational expenses and syndication fees.In general, neither BEP nor any U.S. Holder may deduct organizational or syndication expenses. Similar rules apply to organizational or syndication expenses incurred by BRELP. Syndication fees (which would include any sales or placement fees or commissions) must be capitalized and cannot be amortized or otherwise deducted.
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
Based on the organizational structure of BEP, as well as BEP’s expected income and assets, the Managing General Partner and the BRELP General Partner currently believe that a U.S. Holder is unlikely to be regarded as owning an interest in a PFIC solely by reason of owning LP Units during the taxable year ending December 31, 2020. However, there can be no assurance that an existing BEP entity or a future entity in which BEP acquires an interest will not be classified as a PFIC with respect to a U.S. Holder, because PFIC status is a factual determination that depends on the assets and income of a given entity and must be made on an annual basis. Moreover, in order to ensure that it satisfies the Qualifying Income Exception, among other reasons, BEP may decide to hold an existing or future Operating Entity through a Holding Entity that would be classified as a PFIC. See “— Investment Structure” below.
Subject to certain exceptions, a U.S. person who directly or indirectly owns an interest in a PFIC generally is required to file an annual report with the IRS, and the failure to file such report could result in the imposition of penalties on such U.S. person and in the extension of the statute of limitations with respect to federal income tax returns filed by such U.S. person. The application of the PFIC rules to U.S. Holders is uncertain in certain respects, and the PFIC rules remain subject to recently proposed Treasury Regulations yet to be made final. Each U.S. Holder should consult an independent tax adviser regarding the PFIC rules, including the foregoing filing requirements and the recently proposed Treasury Regulations, as well as the advisability of making a QEF Election or, if applicable, a mark-to-market election, with respect to any PFIC in which such holder is treated as owning an interest through BEP.
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
However, there can be no assurance that the law will not change or that the IRS will not deem BEP to be engaged in a U.S. trade or business. If, contrary to the Managing General Partner’s expectations, BEP is treated as engaged in a U.S. trade or business, then a Non-U.S. Holder generally would be required to file a U.S. federal income tax return, even if no effectively connected income were allocable to it. If BEP were to have income treated as effectively connected with a U.S. trade or business, then a Non-U.S. Holder would be required to report that income and would be subject to U.S. federal income tax at the regular graduated rates. In addition, BEP generally would be required to withhold U.S. federal income tax on such Non-U.S. Holder’s distributive share of such income. A corporate Non-U.S. Holder might also be subject to branch profits tax at a rate of 30%, or at a lower treaty rate, if applicable. If, contrary to expectation, BEP were engaged in a U.S. trade or business, then gain or loss from the sale of LP Units by a Non-U.S. Holder would be treated as effectively connected with such trade or business to the extent that such Non-U.S. Holder would have had effectively connected gain or loss had BEP sold all of its assets at their fair market value as of the date of such sale. In such case, any such effectively connected gain generally would be taxable at the regular graduated rates, and the amount realized from such sale generally would be subject to a 10% U.S. federal withholding tax. The 10% U.S. federal withholding tax obligation temporarily is suspended with respect to the disposition of an interest in a publicly traded partnership until proposed Treasury Regulations or other guidance has been made final.
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
Special rules may apply in the case of any Non-U.S. Holder (i) that has an office or fixed place of business in the United States; (ii) that is present in the United States for 183 days or more in a taxable year; or (iii) that is (a) a former citizen or long-term resident of the United States, (b) a foreign insurance company that is treated as holding a partnership interest in BEP in connection with its U.S. business, (c) a PFIC, (d) a “controlled foreign corporation” for U.S. federal income tax purposes, or (e) a corporation that accumulates earnings to avoid U.S. federal income tax. Each Non-U.S. Holder should consult an independent tax adviser regarding the application of these special rules.
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
The application of the partnership audit rules to BEP and LP Unitholders is uncertain. Each LP Unitholder should consult an independent tax adviser regarding the implications of the partnership audit rules for an investment in LP Units.
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
This summary assumes that no payments to a Holder in respect of any Preferred Units that are guaranteed by the Preferred Unit Guarantors are made by such guarantors pursuant to the Preferred Unit Guarantees
This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representation with respect to the Canadian federal income tax consequences to any particular Holder is made. Consequently, Holders are advised to consult their own tax advisors with respect to their particular circumstances. See also Item 3.D “Risk Factors — Risks Related to Taxation — Canada”.
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
Computation of Income or Loss
Each Resident Holder is required to include (or, subject to the “at-risk rules” discussed below, entitled to deduct) in computing his or her income for a particular taxation year the Resident Holder’s share of BEP’s income (or loss) for its fiscal year ending in, or coincidentally with, the Resident Holder’s taxation year, whether or not any of that income is distributed to the Resident Holder in the taxation year and regardless of whether or not our Units were held throughout such year.
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

PART II
ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
ITEM 15.    CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (Exchange Act)), as of the end of the period covered by this Form 20-F. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2019, our disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that material information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. While disclosure controls and procedures and internal controls over financial reporting were adequate and effective we continue to implement certain measures to strengthen control processes and procedures.
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including persons performing the functions of principal executive and principal financial officers for us, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2019, based on the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on evaluation under the foregoing, our management concluded that our internal control over financial reporting was effective as of December 31, 2019. Management excluded from its design and assessment of the internal controls of investments acquired in 2019, which include the 210 MW wind portfolio in India and the 200 MW wind portfolio in China, whose total assets and net assets on a combined basis constitute approximately 2% and 1%, respectively, of the consolidated financial statement amounts as of December 31, 2019 and 1% and 1% of revenues and net income, respectively, for the year then ended.
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
Report of Independent Registered Public Accounting Firm
The effectiveness of our internal control over financial reporting as of December 31, 2019 has been audited by Ernst & Young LLP, Chartered Professional Accountants, Licensed Public Accountants, who have also audited our consolidated financial statements, as stated in their reports which are included herein.
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

Changes in Internal Control
There was no change in our internal control over financial reporting during the year ended December 31, 2019, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
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
16.B    CODE OF ETHICS
Brookfield Renewable has adopted a Code of Business Conduct and Ethics that applies to the members of the board of directors of our Managing General Partner, our partnership and any officers or employees of our Managing General Partner. The Code has been updated as of May 2019 and we have posted a copy of the current Code on our website at https://bep.brookfield.com/en/corporate-governance/governance-documents.
16.C    PRINCIPAL ACCOUNTANT FEES AND SERVICES
Our Managing General Partner has retained Ernst & Young LLP to act as our partnership’s independent registered chartered accountants.
The table below summarizes the fees for professional services rendered by Ernst & Young LLP for the audit of our annual financial statements for the years ended December 31, 2019, 2018, and 2017. A majority of the fees to Ernst & Young are billed and settled in Canadian dollars. In order to provide comparability with BEP’s financial statements, which are reported in U.S. dollars, all Canadian dollar amounts in the table have been converted to U.S. dollars at an average annual rate.

(THOUSANDS)	2019	2018	2017
Audit Fees (1)	$10,767	$9,700	$8,198
Audit-related fees (2)	771	935	862
Tax fees (3)	174	101	84
	$11,712	$10,736	$9,144

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
16.D    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE
None.
16.E    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
BEP Repurchases
BEP may from time-to-time, subject to applicable law, purchase Units for cancellation in the open market, provided that any necessary approval has been obtained. In July 2019, the TSX accepted a notice of BEP’s intention to commence its normal course issuer bid in connection with its outstanding Preferred Units, which permits BEP to repurchase up to 10% of the total public float of each series of the Preferred Units.   Repurchases were authorized to commence on July 9, 2019 and the bid will expire on July 8, 2020 or earlier should BEP complete its repurchases prior to such date.  In December 2019, BEP terminated its existing normal course issuer bid for its LP Units effective following the close of markets on December 11, 2019 and the TSX accepted a notice of BEP’s intention to commence its normal course issuer bid, which permitted BEP to repurchase up to 8,900,000 issued and outstanding LP Units. The price to be paid for our LP Units under the normal course issuer bid will be the market price at the time of purchase or such other price as may be permitted. The actual number of LP Units to be purchased and the timing of such purchases will be determined by BEP, and all purchases will be made through the facilities of the TSX, the NYSE and/or Canadian and U.S. alternative trading systems, if eligible. Repurchases were authorized to commence on December 12, 2019 and are required to terminate on December 11, 2020 or earlier should BEP have completed its repurchases prior to such date. For the year ended December 31, 2019, BEP made no repurchases. A copy of the Notice of Intention for each normal course issuer bid may be obtained without charge by contacting Investor Relations by phone at 1-833-236-0278 or by email at enquiries@brookfieldrenewable.com.

Issuer Purchases of LP Units
Period	(a) Total Number of LP Units Purchased	(b) Average Price Paid per LP Unit	(c) Total Number of LP Units Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of LP Units that May Yet Be Purchased Under the Plans or Programs
January 1, 2019 to December 11, 2019	Nil	Nil	Nil	8,900,000
December 12, 2019 to December 31, 2019	Nil	Nil	Nil	8,900,000
Total	Nil		Nil

Issuer Purchases of Preferred Units
Period		(a) Total Number of Preferred Units Purchased	(b) Average Price Paid per Preferred Unit	(c) Total Number of Preferred Units Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Preferred Units that May Yet Be Purchased Under the Plans or Programs
July 9, 2019 to December 31, 2019	Series 5	Nil	Nil	Nil	288,549
	Series 7	Nil	Nil	Nil	700,000
	Series 9	Nil	Nil	Nil	800,000
	Series 11	Nil	Nil	Nil	1,000,000
	Series 13	Nil	Nil	Nil	1,000,000
	Series 15	Nil	Nil	Nil	700,000
Total		Nil		Nil

BRP Equity Repurchases
In July 2019, the TSX accepted a notice of BRP Equity’s intention to renew its normal course issuer bid in connection with its outstanding Class A Preference Shares, which permits BRP Equity to repurchase up to 10% of the total public float of each series of the Class A Preference Shares. Repurchases were authorized to commence on July 9, 2019 and the bid will expire on July 8, 2020 or earlier should BRP Equity complete its repurchases prior to such date. For the year ended December 31, 2019, BRP Equity made no repurchases. A copy of the Notice of Intention for each normal course issuer bid may be obtained without charge by contacting Investor Relations by phone at 1-833-236-0278 or by email at enquiries@brookfieldrenewable.com.

Issuer Purchases of Equity Securities
Period	(a) Total Number of Shares Purchased		(b) Average Price Paid per Share	(c) Total number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
January 1, 2019 to June 26, 2019	Series 1	Nil	Nil	Nil	544,887
	Series 2	Nil	Nil	Nil	451,038
	Series 3	Nil	Nil	Nil	996,139
	Series 5	Nil	Nil	Nil	411,450
	Series 6	Nil	Nil	Nil	700,000
July 9, 2019 to December 31, 2019	Series 1	Nil	Nil	Nil	544,887
	Series 2	Nil	Nil	Nil	451,038
	Series 3	Nil	Nil	Nil	996,139
	Series 5	Nil	Nil	Nil	411,450
	Series 6	Nil	Nil	Nil	700,000
16.F    CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
None.
16.G    CORPORATE GOVERNANCE
Our corporate practices are not materially different from those required of domestic limited partnerships under the NYSE listing standards.
16.H    MINE SAFETY DISCLOSURE
Not applicable.

PART III
ITEM 17.    FINANCIAL STATEMENTS
Not applicable.
ITEM 18.    FINANCIAL STATEMENTS
See our financial statements beginning on page F-1, which are filed as part of this Form 20-F.
ITEM 19.    EXHIBITS

Number	Description
1.1	Certificate of Registration of Brookfield Renewable Energy Partners L.P., dated June 29, 2011.(1)
1.2	Certificate of Deposit of Supplementary Certificate of Brookfield Renewable Energy Partners L.P., dated August 29, 2011.(1)
1.3	Certificate of Deposit of Supplementary Certificate of Brookfield Renewable Energy Partners L.P., dated December 21, 2011.(1)
1.4	Certificate of Deposit of Supplementary Certificate of Brookfield Renewable Energy Partners L.P., dated May 11, 2012.(1)
1.5	Certificate of Deposit of Supplementary Certificate of Brookfield Renewable Partners L.P., dated May 4, 2016.(6)
1.6	Certificate of Deposit of Memorandum of Increase of Share Capital, dated November 23, 2011.(1)
1.7	Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated May 3, 2016.(7)
1.8	First Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated May 25, 2016.(8)
1.9	Second Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated February 14, 2017.(9)
1.10	Third Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated January 16, 2018.(10)
1.11	Fourth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated February 28, 2019.(11)
1.12	Fifth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated March 11, 2019.(12)
1.13	Sixth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated February 24, 2020.(14)
1.14	Articles of Incorporation of Brookfield Renewable Partners Limited.(1)
1.15	Form 13 Amending the Registered Office of Brookfield Renewable Partners Limited.(1)
1.16	Bye-laws of Brookfield Renewable Partners Limited.(5)
2.1	Description of Securities(15)
4.1	Third Amended and Restated Limited Partnership Agreement of Brookfield Renewable Energy L.P., dated February 11, 2016.(4)
4.2	First Amendment to the Third Amended and Restated Limited Partnership Agreement of Brookfield Renewable Energy L.P., dated May 25, 2016.(8)
4.3	Second Amendment to the Third Amended and Restated Limited Partnership Agreement of Brookfield Renewable Energy L.P., dated February 14, 2017.(9)
4.4	Third Amendment to the Third Amended and Restated Limited Partnership Agreement of Brookfield Renewable Energy L.P., dated January 16, 2018.(10)
4.5	Fourth Amendment to the Third Amended and Restated Limited Partnership Agreement of Brookfield Renewable Energy L.P., dated February 28, 2019.(11)
4.6	Fifth Amendment to the Third Amended and Restated Limited Partnership Agreement of Brookfield Renewable Energy L.P., dated March 11, 2019.(12)

4.7	Sixth Amendment to the Third Amended and Restated Limited Partnership Agreement of Brookfield Renewable Energy L.P., dated February 24, 2020.(14)
4.8
Amended and Restated Master Services Agreement, dated February 26, 2015, by and among Brookfield Asset Management Inc., Brookfield Renewable Energy Partners L.P., Brookfield Renewable Energy L.P., and others.(2)

4.9
Relationship Agreement, dated November 28, 2011, by and among Brookfield Renewable Energy Partners L.P., Brookfield Renewable Energy L.P., the Service Provider, Brookfield Asset Management Inc., and others.(1)

4.10	Registration Rights Agreement, dated November 28, 2011, between Brookfield Renewable Energy Partners L.P. and Brookfield Renewable Power Inc.(1)
4.11
Combination Agreement, dated September 12, 2011, by and among Brookfield Renewable Power Inc., Brookfield Renewable Power Fund, Brookfield Renewable Power Trust and Brookfield Renewable Energy Partners L.P.(1)

4.12
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
4.26
Guarantee Indenture, dated November 25, 2015, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Energy Partners L.P., and Computershare Trust Company of Canada (Series 7 Preferred Units).(3)

4.27
Guarantee Indenture, dated November 25, 2015, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Energy Partners L.P., and Computershare Trust Company of Canada (Series 8 Preferred Units).(3)

4.28
Guarantee Indenture, dated February 11, 2016, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Energy Partners L.P., and Computershare Trust Company of Canada (Series 5 Preferred Units).(4)

4.29
Guarantee Indenture, dated May 25, 2016, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Partners L.P., and Computershare Trust Company of Canada (Series 9 Preferred Units).(8)

4.30
Guarantee Indenture, dated May 25, 2016, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Partners L.P., and Computershare Trust Company of Canada (Series 10 Preferred Units).(8)

4.31
Guarantee Indenture, dated February 14, 2017, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Partners L.P., and Computershare Trust Company of Canada (Series 11 Preferred Units).(9)

4.32
Guarantee Indenture, dated February 14, 2017, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Partners L.P., and Computershare Trust Company of Canada (Series 12 Preferred Units).(9)

4.33
Guarantee Indenture, dated January 16, 2018, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Partners L.P., and Computershare Trust Company of Canada (Series 13 Preferred Units).(10)

4.34
Guarantee Indenture, dated January 16, 2018, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Partners L.P., and Computershare Trust Company of Canada (Series 14 Preferred Units).(10)

4.35
Guarantee Indenture, dated March 11, 2019, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Partners L.P., and Computershare Trust Company of Canada (Series 15 Preferred Units).(12)

4.36
Guarantee Indenture, dated March 11, 2019, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Partners L.P., and Computershare Trust Company of Canada (Series 16 Preferred Units).(12)

8.1	Significant subsidiaries (as defined in §210-1.02(w) of Regulation S-X) of Brookfield Renewable Partners L.P. (incorporated by reference to Item 4.C “Organizational Structure”).
11.1	Code of Business Conduct and Ethics.(13)
12.1
Certification of Sachin Shah, Chief Executive Officer of BRP Energy Group L.P., the Service Provider of Brookfield Renewable Partners L.P., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(15)

12.2
Certification of Wyatt Hartley, Chief Financial Officer of BRP Energy Group L.P., the Service Provider of Brookfield Renewable Partners L.P., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(15)

13.1
Certification of Sachin Shah, Chief Executive Officer of BRP Energy Group L.P., the Service Provider of Brookfield Renewable Partners L.P., pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes Oxley Act of 2002.(15)

13.2
Certification of Wyatt Hartley, Chief Financial Officer of BRP Energy Group L.P., the Service Provider of Brookfield Renewable Partners L.P., pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes Oxley Act of 2002.(15)

15.1	Board of Directors Charter of the Managing General Partner of Brookfield Renewable Partners L.P.(15)
15.2	Audit Committee Charter of the Managing General Partner of Brookfield Renewable Partners L.P.(15)
15.3	Consent of Ernst & Young LLP.(15)
101
The following materials from Brookfield Renewable Partners L.P.’s annual report on Form 20-F for the year ended December 31, 2019, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Financial Statements of Brookfield Renewable Partners L.P. and (ii) Notes to the Consolidated Financial Statements of Brookfield Renewable Partners L.P., tagged as blocks of text and in detail.(15)

(1)	Filed as an exhibit to Registration Statement on Form 20-F including all amendments thereto, with the last such amendment having been made on May 16, 2013, and incorporated herein by reference.

(2)	Filed as an exhibit to our 2014 Form 20-F as filed on February 27, 2015 and incorporated herein by reference.

(3)	Filed as an exhibit to Form 6-K on November 27, 2015, and incorporated herein by reference.

(4)	Filed as an exhibit to Form 6-K on February 11, 2016, and incorporated herein by reference.

(5)	Filed as an exhibit to our 2015 Form 20-F as filed on February 26, 2016, and incorporated herein by reference.

(6)	Filed as an exhibit to Form 6-K on May 4, 2016, and incorporated herein by reference.

(7)	Filed as an exhibit to Form 6-K on May 6, 2016, and incorporated herein by reference.

(8)	Filed as an exhibit to Form 6-K on May 26, 2016, and incorporated herein by reference.

(9)	Filed as an exhibit to Form 6-K on February 14, 2017, and incorporated herein by reference.

(10)	Filed as an exhibit to Form 6-K on January 17, 2018, and incorporated herein by reference.

(11)	Filed as an exhibit to Form 6-K on February 28, 2019, and incorporated herein by reference.

(12)	Filed as an exhibit to Form 6-K on March 11, 2019, and incorporated herein by reference.

(13)	Filed as an exhibit to Form 6-K on June 7, 2019, and incorporated herein by reference.

(14)	Filed as an exhibit to Form 6-K on February 24, 2020, and incorporated herein by reference.

(15)	Filed herewith.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing this Form 20-F and that it has duly caused and authorized the undersigned to sign this Form 20-F on its behalf.

Dated: February 28, 2020	BROOKFIELD RENEWABLE PARTNERS L.P. by its general partner, Brookfield Renewable Partners Limited

	By:	/s/ Wyatt Hartley
		Name:	Wyatt Hartley
		Title:	Chief Financial Officer of the Service Provider, BRP Energy Group L.P.

BROOKFIELD RENEWABLE PARTNERS L.P.
INDEX TO FINANCIAL STATEMENTS

Page

Audited Consolidated Financial Statements as at December 31, 2019 and 2018 and for the Years Ended December 31, 2019, 2018 and 2017	F - 2

F - 1

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
February 28, 2020

F - 2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of Brookfield Renewable Partners Limited (General Partner of Brookfield Renewable Partners L.P.) and Partners of Brookfield Renewable Partners L.P.
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Brookfield Renewable Partners L.P. (“Brookfield Renewable” or “the Partnership”) as of December 31, 2019 and 2018, the related consolidated statements of income, comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”).

In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Brookfield Renewable as at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2019, in conformity with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board.
Report on internal control over financial reporting
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), Brookfield Renewable’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (“2013 framework”) and our report dated February 28, 2020 expressed an unqualified opinion thereon.
Adoption of New Accounting Standard
As discussed in Note 1 to the consolidated financial statements, Brookfield Renewable changed its method of accounting for Leases in 2019 due to the adoption of IFRS 16, Leases. As discussed in Note 1 to the consolidated financial statements, Brookfield Renewable changed its method of accounting for Revenue and Financial Instruments in 2018 due to the adoption of IFRS 15, Revenue from Contracts with Customers and IFRS 9, Financial Instruments.
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
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

F - 3

Revaluation of power generating assets
Description of the Matter
The Partnership measures power generating assets (classified as property, plant and equipment) using the revaluation method under IAS 16, Property, Plant and Equipment. As at December 31, 2019, Property, plant and equipment on the balance sheet totaled $30,714 million. Revaluations of property, plant and equipment recognized on the statement of other comprehensive income totaled $1,971 million and on the statement of profit or loss totaled $18 million for 2019. As discussed in Note 1(h), 1(q)(i) and 1(r)(iii) and 13 - Property, Plant and Equipment, at Fair Value to the consolidated financial statements, significant estimation and management judgment are involved in assessing the estimates and assumptions regarding the future performance of the power generating assets.

Management applies a dual approach which involves a discounted cash flow model as well as a market evaluation in determining the fair value of the Partnership’s power generating assets. Significant assumptions included within the discounted cash flow models are: future electricity prices, discount rate, anticipated long-term average generation and estimated operating and capital expenditures.

Auditing the measurement of power generating assets is complex due to the highly judgmental nature of the significant assumptions described above, which required the involvement of specialists. Changes in these assumptions can have a material effect on the fair value of the power generating assets.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over management’s processes in determining the fair value of power generating assets. We tested controls over management’s review of the valuation models, including the controls over the review and approval of all significant assumptions.

To test the fair value of the power generating assets, our audit procedures included, among others, evaluating the Partnership’s valuation methodology, the significant assumptions used, and testing the completeness and accuracy of the underlying data supporting the significant assumptions. For each power generating asset, we analyzed the significant drivers of the change in fair value including the future electricity prices and discount rates. With the support of our valuation specialists, we inspected management’s valuation analysis and assessed the estimates of future electricity prices by reference to shorter-term broker price quotes and management’s longer-term market forecasts specific to each region and power generating asset. We also involved our valuation specialists in the evaluation of the discount rates which included consideration of benchmark interest rates, geographic location, contracted versus uncontracted assets and type of technology.

For a sample of power generating assets, we performed audit procedures that included, among others, agreeing contracted power prices to executed power purchase agreements and assessing the anticipated long-term average generation through corroboration with third party engineering reports and historical trends. Further we assessed the estimated operating and capital expenditures by comparison to historical data, and tested the computational accuracy of the fair value model. With the assistance of our valuation specialists for the same sample, we also performed a sensitivity analysis over the significant assumptions to evaluate the fair value of power generating assets. We also evaluated the fair values using other market-based evidence by comparing the portfolio as a whole to recent similar transactions and by calculating the revenue and EBITDA multiples of a sample of power generating assets and comparing them to multiples of comparable public companies.

Furthermore, we evaluated the adequacy of the Partnership’s disclosures regarding the significant assumptions and sensitivity analysis around the fair value of power generating assets.

F - 4

Significant acquisitions
Description of the Matter
During 2019, the Partnership completed the acquisition of the China Wind facility and the India Wind facility, for total consideration of $239 million. As described in Note 1(n) and 3, acquisitions are accounted for using the acquisition method, and the results of operations have been included in the consolidated financial statements since the date of acquisition.

Auditing the above noted acquisitions is complex given that significant estimation is required in determining the fair value of the power generating assets acquired. The significant assumptions include future electricity prices, discount rate, anticipated long-term average generation and estimated operating and capital expenditures.

How We Addressed the Matter in Our Audit
We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over the acquisition process. This included controls over the review of the purchase price allocation, and specifically management’s review and approval of significant assumptions used to determine the fair value of the acquired power generating assets.

We involved our valuation specialists in assessing the fair value methodology applied and evaluating the significant assumptions discussed above for each power generating asset acquired.

When evaluating the fair value of the acquired power generating assets, we evaluated the Partnership’s valuation methodology and tested the completeness and accuracy of the underlying data supporting the significant assumptions. We performed audit procedures that included, among others, agreeing contracted power prices to executed power purchase agreements. We assessed the anticipated long-term average generation through corroboration with third party engineering reports and comparison to industry benchmarks. We evaluated the discount rates and future electricity prices by reference to market benchmark rates and forecasts specific to the region. We compared the estimated operating and capital expenditures with third party engineering reports. We also obtained and reviewed all supporting documentation and agreements pertaining to the significant acquisitions. Our procedures to evaluate the significant assumptions also included consideration of local market fundamentals, laws and regulations, which we compared to management’s analysis of the significant assumptions utilized in the determination of the fair value of the power generating assets.

We have served as Brookfield Renewable’s auditor since 2011.

Toronto, Canada
February 28, 2020

F - 5

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
Management assessed the effectiveness of Brookfield Renewable’s internal control over financial reporting as of December 31, 2019, based on the criteria set forth in Internal Control – Integrated Framework  issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on this assessment, management concludes that, as of December 31, 2019, Brookfield Renewable’s internal control over financial reporting is effective. Management excluded from its design and assessment of the internal controls of investments acquired in 2019, which include the 210 MW wind portfolio in India and the 200 MW wind portfolio in China, whose total assets and net assets on a combined basis constitute approximately 2% and 1%, respectively, of the consolidated financial statement amounts as of December 31, 2019 and 1% and 1% of revenues and net income, respectively, for the year then ended.
Brookfield Renewable’s internal control over financial reporting as of December 31, 2019, has been audited by Ernst & Young LLP, the Independent Registered Public Accounting Firm, who also audited Brookfield Renewable’s consolidated financial statements for the year ended December 31, 2019. As stated in the Report of Independent Registered Public Accounting Firm, Ernst & Young LLP expressed an unqualified opinion on the effectiveness of Brookfield Renewable’s internal control over financial reporting as of December 31, 2019.

Sachin Shah Chief Executive Officer	Wyatt Hartley Chief Financial Officer
February 28, 2020

F - 6

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of Brookfield Renewable Partners Limited (General Partner of Brookfield Renewable Partners L.P.) and Partners of Brookfield Renewable Partners L.P.

Opinion on Internal Control over Financial Reporting
We have audited Brookfield Renewable Partners L.P. (“Brookfield Renewable”)’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission “(2013 framework)” (the “COSO criteria”). In our opinion, Brookfield Renewable maintained, in all material respects, effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.
As indicated in the accompanying Management’s Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the 210 MW wind portfolio in India and the 200 MW wind portfolio in China acquired in 2019, which are included in the 2019 consolidated financial statements of Brookfield Renewable and constituted approximately 2% and 1% of total and net assets, respectively, as of December 31, 2019 and 1% and 1% of revenues and net income for the year then ended. Our audit of internal control over financial reporting of Brookfield Renewable also did not include an evaluation of the internal control over financial reporting of the 210 MW wind portfolio in India and the 200 MW wind portfolio in China acquired in 2019.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the 2019 consolidated financial statements of Brookfield Renewable and our report dated February 28, 2020 expressed an unqualified opinion on those consolidated financial statements.

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

F - 7

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Toronto, Canada
February 28, 2020

F - 8

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME

YEAR ENDED DECEMBER 31 (MILLIONS, EXCEPT AS NOTED)	Notes	2019	2018	2017
Revenues	28	$2,980	$2,982	$2,625
Other income	8	57	50	47
Direct operating costs	9	(1,012)	(1,036)	(978)
Management service costs	28	(108)	(80)	(82)
Interest expense – borrowings	14	(682)	(705)	(632)
Share of earnings from equity-accounted investments	20	11	68	2
Foreign exchange and unrealized financial instruments loss	6	(33)	(34)	(46)
Depreciation	13	(798)	(819)	(782)
Other	10	(91)	(82)	(15)
Income tax (expense) recovery
Current	12	(65)	(30)	(39)
Deferred	12	14	89	(49)
		(51)	59	(88)
Net income		$273	$403	$51
Net income attributable to:
Non-controlling interests
Participating non-controlling interests - in operating subsidiaries	15	$262	$297	$53
General partnership interest in a holding subsidiary held by Brookfield	15	—	1	(1)
Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield	15	(25)	17	(23)
Preferred equity	15	26	26	26
Preferred limited partners' equity	16	44	38	28
Limited partners' equity	17	(34)	24	(32)
		$273	$403	$51
Basic and diluted (loss) earnings per LP Unit		$(0.19)	$0.13	$(0.18)
The accompanying notes are an integral part of these consolidated financial statements.

F - 9

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEAR ENDED DECEMBER 31 (MILLIONS)	Notes	2019	2018	2017
Net income		$273	$403	$51
Other comprehensive income (loss) that will not be reclassified to net income
Revaluations of property, plant and equipment	13	1,971	4,558	872
Actuarial gain (loss) on defined benefit plans	30	(14)	9	(2)
Deferred income taxes on above items	12	(376)	(975)	338
Equity-accounted investments	20	175	426	54
Total items that will not be reclassified to net income		1,756	4,018	1,262
Other comprehensive income that may be reclassified to net income
Foreign currency translation	11	(101)	(825)	188
Gains (losses) arising during the year on financial instruments designated as cash-flow hedges	6	29	(5)	4
Unrealized gain (loss) on foreign exchange swaps - net investment hedge	6	1	93	(94)
Unrealized (loss) gain on investments in equity securities	6	35	(16)	(22)
Reclassification adjustments for amounts recognized in net income	6	7	18	(1)
Deferred income taxes on above items	12	(1)	(19)	11
Equity-accounted investments	20	(1)	—	2
Total items that may be reclassified subsequently to net income		(31)	(754)	88
Other comprehensive income		1,725	3,264	1,350
Comprehensive income		$1,998	$3,667	$1,401
Comprehensive income attributable to:
Non-controlling interests
Participating non-controlling interests - in operating subsidiaries	15	$1,057	$2,004	$436
General partnership interest in a holding subsidiary held by Brookfield	15	7	14	8
Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield	15	351	683	370
Preferred equity	15	54	(22)	65
Preferred limited partners' equity	16	44	38	28
Limited partners' equity	17	485	950	494
		$1,998	$3,667	$1,401
The accompanying notes are an integral part of these consolidated financial statements.

F - 10

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT DECEMBER 31 (MILLIONS)	Notes	2019	2018
Assets
Current assets
Cash and cash equivalents	21	$115	$173
Restricted cash	22	154	136
Trade receivables and other current assets	23	718	607
Financial instrument assets	6	75	60
Due from related parties	28	60	65
Assets held for sale	5	352	920
		1,474	1,961
Financial instrument assets	6	165	124
Equity-accounted investments	20	1,889	1,569
Property, plant and equipment, at fair value	13	30,714	29,025
Goodwill	18	821	828
Deferred income tax assets	12	116	91
Other long-term assets	24	512	505
		$35,691	$34,103
Liabilities
Current liabilities
Accounts payable and accrued liabilities	25	$590	$533
Financial instrument liabilities	6	139	27
Due to related parties	28	127	101
Non-recourse borrowings	14	685	495
Liabilities directly associated with assets held for sale	5	137	533
		1,678	1,689
Financial instrument liabilities	6	39	111
Corporate borrowings	14	2,100	2,328
Non-recourse borrowings	14	8,219	7,895
Deferred income tax liabilities	12	4,537	4,140
Other long-term liabilities	26	987	734
Equity
Non-controlling interests
Participating non-controlling interests - in operating subsidiaries	15	8,742	8,129
General partnership interest in a holding subsidiary held by Brookfield	15	68	66
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	15	3,315	3,252
Preferred equity	15	597	568
Preferred limited partners' equity	16	833	707
Limited partners' equity	17	4,576	4,484
		$35,691	$34,103
The accompanying notes are an integral part of these consolidated financial statements.
Approved on behalf of Brookfield Renewable Partners L.P.:

Patricia Zuccotti Director	David Mann Director

F - 11

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income (loss)							Non-controlling interests
YEAR ENDED DECEMBER 31 (MILLIONS)	Limited partners' equity	Foreign currency translation	Revaluation surplus	Actuarial gains (losses) on defined benefit plans	Cash flow hedges	Investments in equity securities	Total limited partners' equity	Preferred limited partners' equity	Preferred equity	Participating non-controlling interests - in operating subsidiaries	General partnership interest in a holding subsidiary held by Brookfield	Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield	Total equity
Balance, as at December 31, 2018	$(948)	$(652)	$6,120	$(6)	$(34)	$4	$4,484	$707	$568	$8,129	$66	$3,252	$17,206
Net income (loss)	(34)	—	—	—	—	—	(34)	44	26	262	—	(25)	273
Other comprehensive income (loss)	—	(35)	538	(4)	1	19	519	—	28	795	7	376	1,725
Preferred Units issued (Note 17)	—	—	—	—	—	—	—	126	—	—	—	—	126
Capital contributions (Note 16)	—	—	—	—	—	—	—	—	—	430	—	—	430
Disposal (Note 4)	—	—	—	—	—	—	—	—	—	(172)	—	—	(172)
Distributions or dividends declared	(370)	—	—	—	—	—	(370)	(44)	(26)	(706)	(55)	(268)	(1,469)
Distribution reinvestment plan	6	—	—	—	—	—	6	—	—	—	—	—	6
Other	227	(13)	(234)	1	1	(11)	(29)	—	1	4	50	(20)	6
Change in year	(171)	(48)	304	(3)	2	8	92	126	29	613	2	63	925
Balance, as at December 31, 2019	$(1,119)	$(700)	$6,424	$(9)	$(32)	$12	$4,576	$833	$597	$8,742	$68	$3,315	$18,131
Balance, as at December 31, 2017	$(259)	$(378)	$4,616	$(9)	$(29)	$15	$3,956	$511	$616	$6,298	$58	$2,843	$14,282
Net income	24	—	—	—	—	—	24	38	26	297	1	17	403
Other comprehensive income (loss)	—	(205)	1,131	3	5	(8)	926	—	(48)	1,707	13	666	3,264
Preferred Units issued	—	—	—	—	—	—	—	196	—	—	—	—	196
LP Units purchased for cancellation	(51)	—	—	—	—	—	(51)	—	—	—	—	—	(51)
Capital contributions	—	—	—	—	—	—	—	—	—	307	—	—	307
Acquisition	—	—	—	—	—	—	—	—	—	21	—	—	21
Distributions or dividends declared	(355)	—	—	—	—	—	(355)	(38)	(26)	(553)	(45)	(255)	(1,272)
Distribution reinvestment plan	8	—	—	—	—	—	8	—	—	—	—	—	8
Other	(315)	(69)	373	—	(10)	(3)	(24)	—	—	52	39	(19)	48
Change in year	(689)	(274)	1,504	3	(5)	(11)	528	196	(48)	1,831	8	409	2,924
Balance, as at December 31, 2018	$(948)	$(652)	$6,120	$(6)	$(34)	$4	$4,484	$707	$568	$8,129	$66	$3,252	$17,206
The accompanying notes are an integral part of these consolidated financial statements.

F - 12

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income (loss)							Non-controlling interests
YEAR ENDED DECEMBER 31 (MILLIONS)	Limited partners' equity	Foreign currency translation	Revaluation surplus	Actuarial losses on defined benefit plans	Cash flow hedges	Investments in equity securities	Total limited partners' equity	Preferred limited partners' equity	Preferred equity	Participating non-controlling interests - in operating subsidiaries	General partnership interest in a holding subsidiary held by Brookfield	Participating non-controlling interests - in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield	Total equity
Balance, as at December 31, 2016	$(257)	$(404)	$4,124	$(8)	$(31)	$24	$3,448	$324	$576	$5,589	$55	$2,680	$12,672
Net income (loss)	(32)	—	—	—	—	—	(32)	28	26	53	(1)	(23)	51
Other comprehensive income (loss)	—	26	508	(1)	2	(9)	526	—	39	383	9	393	1,350
Preferred Units and LP Units issued	411	—	—	—	—	—	411	187	—	—	—	—	598
Adjustments	(63)	—	—	—	—	—	(63)	—	—	—	1	62	—
Capital contributions	—	—	—	—	—	—	—	—	—	294	—	—	294
Acquisition	—	—	—	—	—	—	—	—	—	525	—	—	525
Distributions or dividends declared	(328)	—	—	—	—	—	(328)	(28)	(26)	(539)	(35)	(243)	(1,199)
Distribution reinvestment plan	10	—	—	—	—	—	10	—	—	—	—	—	10
Other	—	—	(16)	—	—	—	(16)	—	1	(7)	29	(26)	(19)
Change in year	(2)	26	492	(1)	2	(9)	508	187	40	709	3	163	1,610
Balance, as at December 31, 2017	$(259)	$(378)	$4,616	$(9)	$(29)	$15	$3,956	$511	$616	$6,298	$58	$2,843	$14,282
The accompanying notes are an integral part of these consolidated financial statements.

F - 13

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31 (MILLIONS)	Notes	2019	2018	2017
Operating activities
Net income		$273	$403	$51
Adjustments for the following non-cash items:
Depreciation	13	798	819	782
Unrealized foreign exchange and financial instrument loss	6	27	8	43
Share of earnings from equity-accounted investments	20	(11)	(68)	(2)
Deferred income tax (recovery) expense	12	(14)	(89)	49
Other non-cash items		127	53	(6)
Dividends received from equity-accounted investments	20	64	42	31
Changes in due to or from related parties		35	3	5
Net change in working capital balances	29	(87)	(68)	(25)
		1,212	1,103	928
Financing activities
Proceeds from medium term notes	14	449	231	—
Repayment of medium term notes	14	(341)	(152)	(200)
Corporate credit facilities, net		(422)	36	414
Proceeds from non-recourse borrowings		1,759	2,283	1,131
Repayment of non-recourse borrowings		(1,420)	(2,664)	(1,078)
Capital contributions from participating non-controlling interests - in operating subsidiaries	15	412	300	294
Capital repaid to participating non-controlling interests - in operating subsidiaries	15	(113)	—	—
Acquisition of Isagen from non-controlling interests	15	—	—	(5)
Issuance of preferred limited partnership units	16	126	196	187
Issuance of LP Units		—	—	411
Repurchase of LP Units	17	(1)	(51)	—
Distributions paid:
To participating non-controlling interests - in operating subsidiaries	15	(706)	(553)	(539)
To preferred shareholders	15	(26)	(26)	(25)
To preferred limited partners' unitholders	16	(43)	(37)	(26)
To unitholders of Brookfield Renewable or BRELP	15, 17	(684)	(643)	(591)
Borrowings from related party	14	936	200	—
Repayments to related party	14	(936)	(200)	—
		(1,010)	(1,080)	(27)
Investing activities
Acquisitions net of cash and cash equivalents in acquired entity	3	(202)	(39)	377
Investment in equity-accounted investments	20	(194)	(420)	(439)
Investment in property, plant and equipment	13	(195)	(235)	(355)
Proceeds from disposal of assets		274	23	150
Disposal of (investment in) securities	6	7	27	(77)
Restricted cash and other		59	20	16
		(251)	(624)	(328)
Foreign exchange (loss) gain on cash		(4)	(17)	3
Cash and cash equivalents (decrease) increase		(53)	(618)	576
Net change in cash classified within assets held for sale	5	(5)	(8)	—
Balance, beginning of year		173	799	223
Balance, end of year		$115	$173	$799
Supplemental cash flow information:
Interest paid		$636	$665	$611
Interest received		$19	$22	$27
Income taxes paid		$70	$68	$48
The accompanying notes are an integral part of these consolidated financial statements.

F - 14

BROOKFIELD RENEWABLE PARTNERS L.P.
NOTES TO THE AUDITED ANNUAL CONSOLIDATED FINANCIAL STATEMENTS
The business activities of Brookfield Renewable Partners L.P. ("Brookfield Renewable") consist of owning a portfolio of renewable power generating facilities primarily in North America, Colombia, Brazil, Europe, India and China.
Unless the context indicates or requires otherwise, the term "Brookfield Renewable" means Brookfield Renewable Partners L.P. and its controlled entities.
Brookfield Renewable is a publicly traded limited partnership established under the laws of Bermuda pursuant to an amended and restated limited partnership agreement dated November 20, 2011 as thereafter amended from time to time.
The registered office of Brookfield Renewable is 73 Front Street, Fifth Floor, Hamilton HM12, Bermuda.
The immediate parent of Brookfield Renewable is its general partner, Brookfield Renewable Partners Limited ("BRPL"). The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. ("Brookfield Asset Management"). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as "Brookfield" in these financial statements.
Brookfield Renewable's non-voting limited partnership units ("LP Units") are traded under the symbol "BEP" on the New York Stock Exchange and under the symbol "BEP.UN" on the Toronto Stock Exchange. Brookfield Renewable's Class A Series 5, Series 7, Series 9, Series 11, Series 13, and Series 15 preferred limited partners" equity are traded under the symbols "BEP.PR.E", "BEP.PR.G", "BEP.PR.I", "BEP.PR.K", "BEP.PR.M" and "BEP.PR.O" respectively, on the Toronto Stock Exchange.

F - 15

1. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES
(a) Statement of compliance
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The accounting policies used in the consolidated financial statements are based on the IFRS applicable as at December 31, 2019, which encompass individual IFRS, International Accounting Standards (“IAS”), and interpretations made by the International Financial Reporting Interpretations Committee (“IFRIC”) and the Standard Interpretations Committee (“SIC”). The policies set out below are consistently applied to all periods presented, unless otherwise noted.
These consolidated financial statements have been authorized for issuance by the Board of Directors of Brookfield Renewable’s general partner, BRPL, on February 28, 2020.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
References to $, C$, €, R$, COP, ZAR, INR and CNY are to United States (“U.S.”) dollars, Canadian dollars, Euros, Brazilian reais, Colombian pesos, South African rand, Indian Rupees and Chinese Yuan, respectively.
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
Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control of the entities that own certain renewable power generating operations in the United States, Brazil, Europe and other countries (including India and China). Brookfield Renewable has also entered into a voting agreement with its consortium partners in respect of its Colombian operations. These voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities. Refer to Note 28 - Related party transactions for further information.
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

F - 16

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
(c) Recently adopted accounting standards
Except for the changes below, Brookfield Renewable has consistently applied the accounting policies to all periods presented in these consolidated financial statements.
IFRS 3 – Business Combinations
In October 2018, the IASB issued an amendment to IFRS 3, effective for annual periods beginning on or after January 1, 2020 with early adoption permitted. The amendment clarifies that a business must include, at minimum, an input and a substantive process that together contribute to the ability to create outputs, and assists companies in determining whether an acquisition is a business combination or an acquisition of a group of assets by providing supplemental guidance for assessing whether an acquired process is substantive. Brookfield Renewable has decided to early adopt the amendments to IFRS 3 effective January 1, 2019 and shall apply the amended standard in assessing business combinations on a prospective basis. For acquisitions that are determined to be acquisitions of assets as opposed to business combinations, Brookfield Renewable will allocate the transaction price and transaction costs to the individual identified assets acquired and liabilities assumed on the basis of their relative fair values, and no goodwill will be recognized. Acquisitions that continue to meet the definition of a business combination will be accounted for under the acquisition method, without any changes to Brookfield Renewable’s accounting policy.
IFRS 9 – Financial Instruments and IFRS 7 - Financial Instruments: Disclosures
Brookfield Renewable adopted Interest Rate Benchmark Reform - Amendments to IFRS 9, and IFRS 7, issued in September 2019, (“IBOR Amendments”) effective October 1, 2019 in advance of its mandatory effective date. The IBOR Amendments have been applied retrospectively to hedging relationships existing at October 1, 2019 or were designated subsequently, and to the amount accumulated in the cash flow hedge reserve at that date. The IBOR Amendments provide temporary relief from applying specific hedge accounting requirements to an entity’s hedging relationships which are directly affected by IBOR reform. The reliefs have the effect that IBOR reform should not generally cause hedge accounting to terminate. In assessing whether a hedge is expected to be highly effective on a forward-looking basis, the entity assumes the interest rate benchmark on which the cash flows of the derivative which hedges borrowings is not altered by IBOR reform. These reliefs cease to apply to a hedged item or hedging instrument as applicable at the earlier of (i) when the uncertainty arising from IBOR reform is no longer present with respect to the timing and amount of the interest rate benchmark based future cash flows, and (ii) when the hedging relationship is discontinued. No impact is expected since these amendments enable Brookfield Renewable to continue hedge accounting for hedging relationships which have been previously designated.
It is currently expected that Secured Overnight Financing Rate (“SOFR”) will replace US$ LIBOR, Sterling Overnight Index Average (“SONIA”) will replace £ LIBOR, and Euro Short-term Rate (“€STR”) will replace EURIBOR. All of these are expected to become effective prior to December 31, 2021. Brookfield Renewable is currently finalizing and implementing its transition plan to address the impact and effect changes as a result of amendments to the contractual

F - 17

terms of IBOR referenced floating-rate borrowings, interest rate swaps, and interest rate caps, and updating hedge designations.
IFRS 16 – Leases
On January 1, 2019 Brookfield Renewable adopted IFRS 16 using the modified retrospective approach, under which the cumulative effect of initial application is recognized in retained earnings at that date. As a result, Brookfield Renewable has changed its accounting policy for lease contracts as detailed below.
Definition of a lease
Previously, Brookfield Renewable determined at contract inception whether an arrangement is or contains a lease under IFRIC 4. Under IFRS 16, Brookfield Renewable assesses whether a contract is or contains a lease based on the definition of a lease, as explained in Note 1(c).
On transition to IFRS 16, Brookfield Renewable elected to apply the practical expedient to grandfather the assessment of which transactions are leases. Brookfield Renewable applied IFRS 16 only to contracts that were previously identified as leases. Contracts that were not identified as leases under IAS 17 and IFRIC 4 were not reassessed to determine whether there is a lease. Therefore, the definition of a lease under IFRS 16 was applied only to contracts entered into or changed on or after January 1, 2019.
Leases classified as operating leases under IAS 17
At transition, lease liabilities were measured at the present value of the remaining lease payments, discounted at Brookfield Renewable’s incremental borrowing rate as at January 1, 2019. Right-of-use assets are measured at an amount equal to the lease liability, adjusted by the amount of any prepaid or accrued lease payments.
Brookfield Renewable used the following practical expedients when applying IFRS 16 to leases previously classified as operating leases under IAS 17:

•	Applied the exemption not to recognize right-of-use assets and liabilities for leases with less than twelve months of lease term;

•	Relied on its assessment of whether leases are onerous immediately before the date of initial application;

•	Used hindsight in determining the lease term where the contract contained options to extend or terminate the lease; and

•	Excluded initial direct costs from measuring the right-of-use asset at the date of initial application.
Leases classified as finance leases under IAS 17
For leases that were classified as finance leases under IAS 17, the carrying amount of the right-of-use asset and the lease liability at January 1, 2019 are determined at the carrying amount of the lease asset and lease liability under IAS 17 immediately before that date.
Impacts on financial statements
On transition to IFRS 16, Brookfield Renewable recognized an additional $145 million of right-of-use assets and $147 million of lease liabilities, recognizing the difference in retained earnings.
When measuring lease liabilities, Brookfield Renewable discounted lease payments using its incremental borrowing rate at January 1, 2019. The weighted-average rate applied was 5.5%. The difference between the operating lease commitments disclosed at December 31, 2018 of $250 million and leases liabilities recognized at January 1, 2019 of $147 million is primarily due to the time value of money.
(d) Changes to the lease accounting policy
Brookfield Renewable has applied IFRS 16 using the modified retrospective approach and therefore the comparative information has not been restated and continues to be reported under IAS 17 – Leases (“IAS 17”) and IFRIC 4 – Determining Whether an Arrangement Contains a Lease (“IFRIC 4”). The details of accounting policies under IAS 17 and IFRIC 4 are disclosed separately if they are different from those under IFRS 16 and the impact of changes is disclosed in Note 1(c).

F - 18

Policy applicable from January 1, 2019
At inception of a contract, Brookfield Renewable assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, Brookfield Renewable assesses whether:

•
the contract specified explicitly or implicitly the use of an identified asset, and that is physically distinct or represents substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified;

•	Brookfield Renewable has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and

•
Brookfield Renewable has the right to direct the use of the asset. Brookfield Renewable has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where the decisions about how and for what purpose the asset is used are predetermined, Brookfield Renewable has the right to direct the use of the asset if either:

◦
Brookfield Renewable has the right to operate the asset (or to direct others to operate the asset in a manner that it determines) throughout the period of use, without the supplier having the right to change those operating instructions; or

◦	Brookfield Renewable designed the asset in a way that predetermines how and for what purpose it will be used.
This policy is applied to contracts entered into, or changed, on or after January 1, 2019.
At inception or on reassessment of a contract that contains a lease component, Brookfield Renewable allocates the consideration in the contract to each lease component on the basis of their relative stand-alone prices. However, for the leases of land and buildings in which it is a lessee, Brookfield Renewable has elected not to separate non-lease components and, therefore, accounts for the lease and non-lease components as a single lease component.
Accounting as a lessee under IFRS 16
Brookfield Renewable recognizes a right-of-use asset and a lease liability at the lease commencement date. The right-of-use asset is initially measured at cost, which comprises the initial amount of the lease liability adjusted for any lease payments made at or before the commencement date, plus any initial direct costs incurred and an estimate of costs to dismantle and remove the underlying asset or to restore the underlying asset or the site on which it is located, less any lease incentives received.
The right-of use asset is subsequently depreciated using the straight-line method from the commencement date to the earlier of the end of the useful lives of the right-of-use asset or the end of the lease term. The estimated useful lives of right-of-use assets are determined on the same basis as those of property, plant and equipment. In addition, the right-of-use asset is periodically reduced by impairment losses, if any, and adjusted for certain remeasurements of the lease liability.
The lease liability is initially measured at the present value of the lease payments that are not paid at the commencement date, discounted using the interest rate implicit in the lease or, if that rate cannot be readily determined, Brookfield Renewable’s incremental borrowing rate. Generally, Brookfield Renewable uses its incremental borrowing rate as the discount rate.
Lease payments included in the measurement of the lease liability comprise the following:

•	Fixed payments, including in-substance fixed payments;

•	Variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;

•	Amounts expected to be payable under a residual value guarantee; and

F - 19

•
The exercise price under a purchase option that Brookfield Renewable is reasonably certain to exercise, lease payments in an optional renewable period if Brookfield Renewable is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless Brookfield Renewable is reasonably certain not to terminate early.

The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in Brookfield Renewable’s estimate of the amount expected to be payable under a residual value guarantee, or if Brookfield Renewable changes its assessment of whether it will exercise a purchase, extension or termination option.
When the lease liability is remeasured in this way, a corresponding adjustment is made either to the carrying amount of the right-of-use asset or, when the adjustment is a reduction to the right-of-use asset, is recorded in the consolidated statements of income if the carrying amount of the right-of-use asset has been reduced to zero.
Brookfield Renewable presents right-of-use assets in Property, plant and equipment and lease liabilities in Other long-term liabilities in the consolidated statement of financial position as at December 31, 2019.
Short-term leases and leases of low-value assets
Brookfield Renewable has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of twelve months or less and leases of low-value assets. Brookfield Renewable recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.
Policy applicable before January 1, 2019
For contracts entered into before January 1, 2019, Brookfield Renewable determined whether that arrangement was or contained a lease based on the assessment of whether:

•	Fulfillment of the arrangement was dependent on the use of a specific asset or assets; and

•	The arrangement had conveyed a right to use the asset. An arrangement conveyed a right to use the asset if one of the following was met:

◦	The purchaser had the ability or right to operate the asset while obtaining or controlling more than an insignificant amount of the output;

◦	The purchaser had the ability or right to control physical access to the asset while obtaining or controlling more than an insignificant amount of the output; or

◦
Facts and circumstances indicated that it was remote that other parties would take more than an insignificant amount of the output, and the price per unit was neither fixed per unit of output nor equal to the market price per unit of output.

Accounting as a lessee under IAS 17
In the comparative period, as a lessee Brookfield Renewable classified leases that transfer substantially all of the risks and rewards of ownership as finance leases. When this was the case, the lease assets were measured initially at an amount equal to the lower of their fair value and the present value of the minimum lease payments. Minimum lease payments were the payments over the lease term that the lessee was required to make, excluding any contingent rent.
Subsequently, the assets were accounted for in accordance with the accounting policy applicable to that asset.
Assets held under other leases were classified as operating leases and were not recognized in Brookfield Renewable’s consolidated statements of financial position. Payments made under operating leases were recognized in the consolidated statements of income on a straight-line basis over the term of the lease. Lease incentives received were recognized as an integral part of the total lease expense, over the term of the lease.
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

F - 20

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

F - 21

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
The depreciation of property, plant and equipment in Brazil is based on the duration of the authorization or the useful life of a concession asset. The weighted-average remaining duration at December 31, 2019 is 32 years (2018: 33 years). Since land rights are part of the concession or authorization, this cost is also subject to depreciation.
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

F - 22

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
Brookfield Renewable assesses on a forward-looking basis the expected credit losses ("ECL") associated with its assets carried at amortized cost and FVOCI, including finance lease receivables. For trade receivables and contract assets, Brookfield Renewable applied the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the asset. The simplified approach to the recognition of ECL does not require entities to track the changes in credit risk; rather, entities recognize a loss allowance at each reporting date based on the lifetime ECL since the date of initial recognition of the asset.
Evidence of impairment may include:

•	Indications that a debtor or group of debtors is experiencing significant financial difficulty;

•	A default or delinquency in interest or principal laments;

•	Probability that a debtor or a group of debtors will enter into bankruptcy or other financial reorganization;

•	Changes in arrears or economic conditions that correlate with defaults, where observable data indicates that there is a measurable decrease in the estimated future cash flows.
Trade receivables and contract assets are reviewed qualitatively on a case-by-case basis to determine if they need to be written off.
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

F - 23

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
At the inception of a hedge relationship, Brookfield Renewable formally designates and documents the hedge relationship to which it wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge.
A hedging relationship qualifies for hedge accounting if it meets all of the following effectiveness requirements:

•	There is an 'economic relationship' between the hedged item and the hedging instrument;

•	The effect of credit risk does not 'dominate the value changes' that result from that economic relationship; and

•
The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that Brookfield Renewable actually hedges and the quantity of the hedging instrument that Brookfield Renewable actually uses to hedge that quantity of hedged item.

The fair values of various derivative financial instruments used for hedging purposes and movements in the hedge reserve within equity are shown in Note 6 – Risk management and financial instruments.
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

F - 24

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
Details of the revenue recognized per geographical region are included in Note 7 – Segmented information.
Where available, Brookfield Renewable has elected the practical expedient available under IFRS 15 – Revenue from Contracts with Customers (“IFRS 15”) for measuring progress toward complete satisfaction of a performance obligation and for disclosure requirements of remaining performance obligations. The practical expedient allows an entity to recognize revenue in the amount to which the entity has the right to invoice such that the entity has a right to the consideration in an amount that corresponds directly with the value to the customer for performance completed to date by the entity.
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
Brookfield Renewable also sells power and related products under bundled arrangements. Energy, capacity and renewable credits within power purchase agreements are considered to be distinct performance obligations. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied under IFRS 15. Brookfield Renewable views the sale of energy and capacity as a series of distinct goods that is substantially the same and has the same pattern of transfer measured by the output method. Brookfield Renewable views renewable credits to be performance obligations satisfied at a point in time. During the year ended December 31, 2019, revenues recognized at a point in time corresponding to the sale of renewable credits were $25 million (2018: $17 million). Measurement of satisfaction and transfer of control to the customer of renewable credits in a bundled arrangement coincides with the pattern of revenue recognition of the underlying energy generation.
Revenues recognized that are outside the scope of IFRS 15 include realized gains and losses from derivatives used in the risk management of the Brookfield Renewable's generation activities related to commodity prices. Financial transactions included in revenues for the year ended December 31, 2019 increased revenues by $15 million (2018: decreased revenues by $21 million).
Contract Balances
Contract assets – A contract asset is the right to consideration in exchange for goods or services transferred to the customer. If Brookfield Renewable performs by transferring goods or services to a customer before the customer pays consideration or before payment is due, a contract asset is recognized for the earned consideration that is conditional.

F - 25

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

F - 26

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

F - 27

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
(q) Critical estimates
Brookfield Renewable makes estimates and assumptions that affect the carrying value of assets and liabilities, disclosure of contingent assets and liabilities and the reported amount of income and OCI for the year. Actual results could differ from these estimates. The estimates and assumptions that are critical to the determination of the amounts reported in the consolidated financial statements relate to the following:
(i) Property, plant and equipment
The fair value of Brookfield Renewable’s property, plant and equipment is calculated using estimates and assumptions about future electricity prices from renewable sources, anticipated long-term average generation, estimated operating and capital expenditures, future inflation rates and discount rates, as described in Note 13 - Property, plant and equipment, at fair value. Judgment is involved in determining the appropriate estimates and assumptions in the valuation of Brookfield Renewable’s property, plant and equipment. See Note 1(r)(iii) - Critical judgments in applying accounting policies - Property, plant and equipment for further details.

F - 28

Estimates of useful lives and residual values are used in determining depreciation and amortization. To ensure the accuracy of useful lives and residual values, these estimates are reviewed on an annual basis.
(ii) Financial instruments
Brookfield Renewable makes estimates and assumptions that affect the carrying value of its financial instruments, including estimates and assumptions about future electricity prices, long-term average generation, capacity prices, discount rates and the timing of energy delivery. The fair value of interest rate swaps is the estimated amount that another party would receive or pay to terminate the swap agreements at the reporting date, taking into account current market interest rates. This valuation technique approximates the net present value of future cash flows. See Note 6 - Risk management and financial instruments for more details.
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
(ii) Common control transactions
Common control business combinations specifically fall outside of scope of IFRS 3 and as such management has used its judgment to determine an appropriate policy to account for these transactions, considering other relevant accounting guidance that is within the framework of principles in IFRS and that reflects the economic reality of the transactions, in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors. Brookfield Renewable’s policy is to record assets and liabilities recognized as a result of transactions between entities under common control at the carrying value on the transferor’s financial statements, and to have the Consolidated Statements of Income, Consolidated Statements of Comprehensive Income, Consolidated Statements of Financial Position, Consolidated Statements of Changes in Equity and Consolidated Statements of Cash Flows reflect the results of combining entities for all periods presented for which the entities were under the transferor’s common control, irrespective of when the combination takes place. Differences between the consideration given and the assets and liabilities received are recorded directly to equity.
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
Annually, Brookfield Renewable determines the fair value of its property, plant and equipment using a methodology that it has judged to be reasonable. The methodology for hydroelectric assets is generally a 20-year discounted cash flow model. 20 years is the period considered reasonable as Brookfield Renewable has 20-year capital plans and it

F - 29

believes a reasonable third party would be indifferent between extending the cash flows further in the model versus using a discounted terminal value. The methodology for wind, solar and storage & other assets is to align the model length with the expected remaining useful life of the subject assets.
The valuation model incorporates future cash flows from long-term power purchase agreements that are in place where it is determined that the power purchase agreements are linked specifically to the related power generating assets. With respect to estimated future generation that does not incorporate long-term power purchase agreement pricing, the cash flow model uses estimates of future electricity prices using broker quotes from independent sources for the years in which there is a liquid market. The valuation of power generating assets not linked to long-term power purchase agreements also requires the development of a long-term estimate of future electricity prices. In this regard the valuation model uses a discount to the all-in cost of construction with a reasonable return, to secure energy from a new renewable resource with a similar generation profile to the asset being valued as the benchmark that will establish the market price for electricity for renewable resources.
Brookfield Renewable’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth by the years 2026 to 2035 in North America, 2027 in Colombia, and 2023 in Europe and Brazil. The year of new entry is viewed as the point when generators must build additional capacity to maintain system reliability and provide an adequate level of reserve generation with the retirement of older coal fired plants and rising environmental compliance costs in North America and Europe, and overall increasing demand in Colombia and Brazil. For the North American and European businesses, Brookfield Renewable has estimated a discount to these new-build renewable asset prices to determine renewable electricity prices for hydroelectric and wind facilities. In Brazil and Colombia, the estimate of future electricity prices is based on a similar approach as applied in North America using a forecast of the all-in cost of development.
Terminal values are included in the valuation of hydroelectric assets in North America and Colombia. For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset with consideration of a one-time 30-year renewal on qualifying hydroelectric assets.
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
(s) Future changes in accounting policies
Several other amendments and interpretations apply for the first time in 2019, but do not have an impact on the consolidated financial statements of Brookfield Renewable. Excluding the early adoption of amendments to IFRS 3, IFRS 9 and IFRS 7 described in Note 1(c), Brookfield Renewable has not early adopted any other standards, interpretations or amendments that have been issued but are not yet effective.

F - 30

2. PRINCIPAL SUBSIDIARIES
The following table lists the subsidiaries of Brookfield Renewable which, in the opinion of management, significantly affect its financial position and results of operations as at December 31, 2019:

	Jurisdiction of Incorporation or Organization	Percentage of voting securities owned or controlled (%)
BP Brazil US Subco LLC	Delaware	100
Brookfield BRP Canada Corp.	Alberta	100
Brookfield BRP Europe Holdings (Bermuda) Limited	Bermuda	100
Brookfield Power US Holding America Co.	Delaware	100
Isagen S.A. E.S.P.(1)	Colombia	100
Orion Canadian Holdings 1 AIV L.P.	Ontario	100

(1)	Voting control held through voting agreements with Brookfield.
3. ACQUISITIONS
The following investment was accounted for using the acquisition method, and the results of operations have been included in the audited annual consolidated financial statements since the date of acquisition.
India Wind Portfolio
Brookfield Renewable, along with its institutional partners, completed a transaction in India to acquire a 105 MW operating wind facility on June 7, 2019 and a 105 MW operating wind facility on July 8, 2019 (collectively, the "India Wind Portfolio").
Brookfield Renewable, along with institutional partners, acquired the India Wind Portfolio for a total consideration of INR 4.6 billion ($67 million), plus a contingent payment expected to be INR 0.8 billion ($12 million). Brookfield Renewable expects to hold a 25% economic interest. The total acquisition costs of less than $1 million were expensed as incurred and have been classified under Other in the consolidated statement of income.
Brookfield Renewable has a voting agreement with an affiliate of Brookfield that ultimately controls the India Wind Portfolio. Pursuant to this voting agreement, Brookfield Renewable is entitled to direct the election of the directors of the Brookfield affiliate that ultimately controls and operates the India Wind Portfolio.
This investment was accounted for using the acquisition method, and the results of operations have been included in the audited annual consolidated financial statements since the date of the acquisition. If the acquisition had taken place at the beginning of the year, the revenue from the India Wind Portfolio would have been $37 million for the year ended December 31, 2019.
China Wind Facility
On September 30, 2019, Brookfield Renewable, along with its institutional partners, completed the acquisition of a 200 MW operating wind facility in China ("China Wind Facility") for a total consideration of CNY 1,140 million ($160 million). Brookfield Renewable expects to hold a 25% economic interest. The total acquisition costs of less than $1 million were expensed as incurred and have been classified under Other in the consolidated statement of income.
Brookfield Renewable has a voting agreement with an affiliate of Brookfield that ultimately controls the China Wind Facility. Pursuant to this voting agreement, Brookfield Renewable is entitled to direct the election of the directors of the Brookfield affiliate that ultimately controls and operates the China Wind Facility.
This investment was accounted for using the acquisition method, and the results of operations have been included in the audited annual consolidated financial statements since the date of the acquisition. If the acquisition had taken place at the beginning of the year, the revenue from the China Wind Facility would have been $44 million for the year ended December 31, 2019.

F - 31

The purchase price allocations, at fair value, with respect to the acquisitions are as follows:

(MILLIONS)	Notes	India Wind Portfolio	China Wind Facility	Total
Restricted cash		$14	$2	$16
Trade receivables and other current assets		14	51	65
Property, plant and equipment	13	243	307	550
Current liabilities		(1)	(23)	(24)
Current portion of non-recourse borrowings	14	(12)	(18)	(30)
Financial instruments		(4)	—	(4)
Non-recourse borrowings	14	(158)	(131)	(289)
Deferred income tax liabilities		(8)	(28)	(36)
Other long-term liabilities		(9)	—	(9)
Fair value of net assets acquired		$79	$160	$239
The following investments were accounted for using the equity method as Brookfield Renewable has significant influence through its position in the business, and the results of operations have been included in the audited annual consolidated financial statements since the date of investment.
X-Elio
In December 2019, Brookfield Renewable, along with its institutional partners, completed a 50-50 joint venture in respect of X-Elio. Headquartered in Spain, X-Elio's portfolio includes approximately 972 MW of operating solar, approximately 1,000 MW of assets under construction and a 5,000 MW development pipeline with a focus in Spain, Mexico, U.S. and Japan. Brookfield Renewable retains an approximate 12.5% economic interest in the joint venture. Brookfield Renewable's consideration was €124 million ($138 million).
Completed in 2018
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
The total acquisition costs of less than $1 million were expensed as incurred and have been classified under Other in the consolidated statement of income.
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
The total acquisition costs of less than $1 million were expensed as incurred and have been classified under Other  in the consolidated statement of income.

F - 32

Purchase price allocations
Final purchase price allocations, at fair value, with respect to the acquisitions are as follows:

(MILLIONS)	Biotherm	Northern Ireland Wind	Total
Cash and cash equivalents	$12	$1	$13
Trade receivables and other current assets	7	—	7
Property, plant and equipment, at fair value	158	53	211
Current liabilities	(3)	(4)	(7)
Current portion of non-recourse borrowings	(3)	—	(3)
Financial instruments	(2)	—	(2)
Non-recourse borrowings	(69)	(18)	(87)
Deferred income tax liabilities	(35)	(4)	(39)
Non-controlling interests	(21)	—	(21)
Fair value of net assets acquired	44	28	72
Goodwill	27	—	27
Purchase price	$71	$28	$99
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

F - 33

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
Purchase price allocations
Final purchase price allocations, at fair value, with respect to the acquisitions completed in 2017 are as follows:

(MILLIONS)	TerraForm Global	European Wind	Total
Cash and cash equivalents	$611	$—	$611
Restricted cash	90	—	90
Trade receivables and other current assets	62	1	63
Financial instruments	20	—	20
Property, plant and equipment, at fair value	1,208	37	1,245
Deferred tax assets	18	—	18
Other long-term assets	94	—	94
Current liabilities	(73)	(4)	(77)
Current portion of non-recourse borrowings	(1,183)	—	(1,183)
Financial instruments	(15)	—	(15)
Non-recourse borrowings	(5)	—	(5)
Deferred income tax liabilities	(15)	(2)	(17)
Other long-term liabilities	(54)	—	(54)
Non-controlling interests	(1)	—	(1)
Fair value of net assets acquired	$757	$32	$789
During the years ended December 31, 2019 and 2018, the purchase price allocations for the acquisitions in 2018 and 2017, respectively, were finalized. No material changes to the provisional purchase price allocations disclosed in the

F - 34

audited annual consolidated financial statements for 2018 and 2017 had to be considered for acquisitions made in the respective years.
4. DISPOSAL OF ASSETS
In May and August 2019, Brookfield Renewable, along with its institutional partners, completed the partial sale of its South African Portfolio, corresponding to 146 MW of wind and solar assets. The total consideration was ZAR 1,651 million ($112 million). This resulted in a loss on disposition of $8 million recognized in the consolidated statements of income under Other. The total proceeds, net of foreign exchange contract settlements, was $135 million ($42 million net to Brookfield Renewable). Immediately prior to the classification of the portfolio as held for sale in 2018, Brookfield Renewable performed a revaluation of the property, plant and equipment and recorded a fair value uplift of $42 million, in line with its election to apply the revaluation method. Brookfield Renewable’s interest in the portfolio was approximately 31%. As a result of the disposition, Brookfield Renewable's portion of the accumulated revaluation surplus of $13 million post-tax was reclassified from other comprehensive income directly to equity and presented as an Other item in the consolidated statements of changes in equity.
In October 2019, Brookfield Renewable, along with its institutional partners, completed the sale of 191 MW of wind assets in Northern Ireland and Portugal. The total consideration was $186 million ($74 million net to Brookfield Renewable). This resulted in a loss on disposition of $6 million recognized in the consolidated statements of income under Other. Immediately prior to the classification of the portfolio as held for sale in the third quarter of 2019, Brookfield Renewable performed a revaluation of the property, plant and equipment and recorded a fair value uplift of $83 million, in line with its election to apply the revaluation method. Brookfield Renewable’s interest in the portfolio was 40%. As a result of the disposition, Brookfield Renewable's portion of the accumulated revaluation surplus of $49 million post-tax was reclassified from other comprehensive income directly to equity and presented as an Other item in the consolidated statements of changes in equity.
Summarized financial information relating to the disposals are shown below:

(MILLIONS)	Total
Proceeds, net of transaction costs	$291
Carrying value of net assets held for sale	—
Assets	1,071
Liabilities	(680)
Non-controlling interests	(86)
305
Loss on disposal, net of transaction costs	$(14)

F - 35

5. ASSETS HELD FOR SALE
As at December 31, 2019, assets held for sale within Brookfield Renewable's operating segments include solar assets in South Africa and Asia. The sales of these assets are expected to be completed in 2020.
The following is a summary of the major items of assets and liabilities classified as held for sale as at December 31:

(MILLIONS)	2019	2018
Assets
Cash and cash equivalents	$14	$8
Restricted cash	22	47
Trade receivables and other current assets	13	28
Property, plant and equipment, at fair value	303	749
Goodwill	—	22
Other long-term assets	—	66
Assets held for sale	$352	$920
Liabilities
Current liabilities	$18	$23
Non-recourse borrowings	73	360
Other long-term liabilities	46	150
Liabilities directly associated with assets held for sale	$137	$533
Brookfield Renewable continues to consolidate and recognize the revenues, expenses and cash flows associated with assets held for sale in the consolidated statements of income, consolidated statements of comprehensive income, and the consolidated statements of cash flows, respectively. Non-current assets classified as held for sale are not depreciated.
In 2019, Brookfield Renewable completed the partial sale of its South Africa wind portfolio, corresponding to 146 MW of wind and solar assets, and the sale of a 191 MW portfolio of wind assets in Europe. See Note 4 - Disposal of assets.
6. RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
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

F - 36

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
Impact of a 5% change in the market price of electricity, on outstanding energy derivative contracts, for the year ended December 31:

	Effect on net income(1)			Effect on OCI(1)
(MILLIONS)	2019	2018	2017	2019	2018	2017
5% increase	$(7)	$(3)	$(3)	$(7)	$(10)	$(4)
5% decrease	7	3	3	7	10	4

(1)	Amounts represent the potential annual net pretax impact.

(ii)	Foreign currency risk
Foreign currency risk is defined for these purposes as the risk that the fair value of a financial instrument held by Brookfield Renewable will fluctuate because of changes in foreign currency rates.
Brookfield Renewable has exposure to the Canadian dollar, Euro, Brazilian real, Colombian peso, British pound sterling, Indian rupee, South African rand, Malaysian ringgit, Thai baht and Chinese yuan through its investments in foreign operations. Consequently, fluctuations in the U.S. dollar exchange rate against these currencies increase the volatility of net income and other comprehensive income. Brookfield Renewable holds foreign currency contracts primarily to mitigate this exposure.
The table below summarizes the impact to Brookfield Renewable’s financial instruments of changes in the exchange rate as at December 31. The impact is expressed in terms of the effect on income and OCI. The sensitivities are based on the assumption that the currency exchange rate changes by five percent with all other variables held constant.
Impact of a 5% change in U.S. dollar exchange rates, on outstanding foreign exchange swaps, for the year ended December 31:

	Effect on net income(1)			Effect on OCI(1)
(MILLIONS)	2019	2018	2017	2019	2018	2017
5% increase	$20	$30	$4	$32	$44	$79
5% decrease	(24)	(30)	(4)	(32)	(44)	(79)

(1)	Amounts represent the potential annual net pretax impact.

(iii)	Interest rate risk
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
Brookfield Renewable will enter into interest rate swaps designed to minimize the exposure to interest rate fluctuations on its variable rate debt. Fluctuations in interest rates could impact Brookfield Renewable’s cash flows, primarily with respect to the interest payable against Brookfield Renewable’s variable rate debt, which is limited to certain non-recourse borrowings with a total principal value of $3,146 million (2018: $3,764 million). Of this principal value, $1,151 million (2018: $1,447 million) has been fixed through the use of interest rate contracts. The fair values of the recognized liability for the interest rate swaps were calculated using a valuation model with observable interest rates.

F - 37

The table below summarizes the impact of changes in the interest rate as at December 31. The impact is expressed in terms of the effect on income and OCI. The sensitivities are based on the assumption that the interest rate changes by 1% with all other variables held constant.
Impact of a 1% change in interest rates, on outstanding interest rate swaps and variable rate debt, for the year ended December 31:

	Effect on net income(1)			Effect on OCI(1)
(MILLIONS)	2019	2018	2017	2019	2018	2017
1% increase	$34	$(10)	$17	$17	$42	$54
1% decrease	(34)	11	(17)	(17)	(42)	(54)

(1)	Amounts represent the potential annual net pretax impact.

(b)	Credit risk
Credit risk is the risk of loss due to the failure of a borrower or counterparty to fulfill its contractual obligations. Brookfield Renewable’s exposure to credit risk in respect of financial instruments relates primarily to counterparty obligations regarding energy contracts, interest rate swaps, forward foreign exchange contracts and physical electricity and gas transactions.
Brookfield Renewable minimizes credit risk with counterparties through the selection, monitoring and diversification of counterparties, and the use of standard trading contracts, and other credit risk mitigation techniques. In addition, Brookfield Renewable’s power purchase agreements are reviewed regularly and are almost exclusively with customers having long standing credit histories or investment grade ratings, which limit the risk of non-collection. See Note 23 - Trade receivables and other current assets, for additional details regarding Brookfield Renewable’s trade receivables balance.
The maximum credit exposure at December 31 was as follows:

(MILLIONS)	2019	2018
Trade receivables and other short-term receivables	$548	$448
Due from related parties	60	65
Contract asset	473	447
	$1,081	$960

(c)	Liquidity risk
Liquidity risk is the risk that Brookfield Renewable cannot meet a demand for cash or fund an obligation when due. Liquidity risk is mitigated by Brookfield Renewable’s cash and cash equivalent balances and its access to undrawn credit facilities. Details of the available portion of credit facilities are included in Note 14 – Borrowings. Brookfield Renewable also ensures that it has access to public capital markets and maintains a strong investment grade credit rating.
Brookfield Renewable is also subject to the risk associated with debt financing. This risk is mitigated by the long-term duration of debt instruments and the diversification in maturity dates over an extended period of time.

F - 38

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

AS AT DECEMBER 31, 2019 (MILLIONS)	< 1 year	2-5 years	> 5 years	Total
Accounts payable and accrued liabilities	$590	$—	$—	$590
Financial instrument liabilities(1)	139	30	9	178
Due to related parties	127	—	—	127
Other long-term liabilities – concession payments	1	4	9	14
Lease liabilities	24	68	100	192
Corporate borrowings(1)	—	607	1,500	2,107
Non-recourse borrowings(1)	685	2,681	5,598	8,964
Interest payable on borrowings(2)	597	1,990	2,087	4,674
Total	$2,163	$5,380	$9,303	$16,846

AS AT DECEMBER 31, 2018 (MILLIONS)	< 1 year	2-5 years	> 5 years	Total
Accounts payable and accrued liabilities	$533	$—	$—	$533
Financial instrument liabilities(1)	27	57	54	138
Due to related parties	101	—	—	101
Other long-term liabilities – concession payments	1	4	10	15
Corporate borrowings(1)	6	1,344	990	2,340
Non-recourse borrowings(1)	489	2,806	5,164	8,459
Interest payable on borrowings(2)	577	1,906	1,684	4,167
Total	$1,734	$6,117	$7,902	$15,753

(1)	Includes both the current and long-term amounts.

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

F - 39

Level 3 – inputs for the asset or liability that are not based on observable market data.
The following table presents Brookfield Renewable’s assets and liabilities measured and disclosed at fair value classified by the fair value hierarchy as at December 31:

(MILLIONS)	Level 1	Level 2	Level 3	2019	2018
Assets measured at fair value:
Cash and cash equivalents	$115	$—	$—	$115	$173
Restricted cash(1)	173	—	—	173	181
Financial instrument assets(2)
Energy derivative contracts	—	53	23	76	3
Interest rate swaps	—	—	—	—	9
Foreign exchange swaps	—	4	—	4	55
Investments in equity securities	25	87	48	160	117
Property, plant and equipment	—	—	30,714	30,714	29,025
Liabilities measured at fair value:
Financial instrument liabilities(2)
Energy derivative contracts	—	(8)	—	(8)	(22)
Interest rate swaps	—	(131)	—	(131)	(116)
Foreign exchange swaps	—	(39)	—	(39)	—
Contingent consideration(3)	—	—	(11)	(11)	(3)
Assets for which fair value is disclosed:
Equity-accounted investments(4)	1,010	—	—	1,010	703
Liabilities for which fair value is disclosed:
Corporate borrowings	(1,905)	(299)	—	(2,204)	(2,367)
Non-recourse borrowings	(416)	(9,157)	—	(9,573)	(8,696)
Total	$(998)	$(9,490)	$30,774	$20,286	$19,062

(1)	Includes both the current amount and long-term amount included in Other long-term assets.

(2)	Includes both current and long-term amounts.

(3)	Amount relates to business combinations with obligations lapsing between 2020 and 2024.

(4)	The fair value corresponds to Brookfield Renewable’s investment in publicly-quoted common shares of TerraForm Power, Inc.
There were no transfers between levels during the year ended December 31, 2019.
Financial instruments disclosures
The aggregate amount of Brookfield Renewable’s net financial instrument positions as at December 31 are as follows:

		2019		2018
(MILLIONS)	Assets	Liabilities	Net Assets (Liabilities)	Net Assets (Liabilities)
Energy derivative contracts	$76	$8	$68	$(19)
Interest rate swaps	—	131	(131)	(107)
Foreign exchange swaps	4	39	(35)	55
Investments in equity securities	160	—	160	117
Total	240	178	62	46
Less: current portion	75	139	(64)	33
Long-term portion	$165	$39	$126	$13

F - 40

The following table presents the change in Brookfield Renewable’s total net financial instrument asset position as at and for the year ended December 31:

(MILLIONS)	Note	2019	2018	2017
Balance, beginning of year		$46	$(85)	$(28)
Increases (decreases) in the net financial instrument liability position:
Unrealized (loss) gain through OCI on investments in equity securities	(a)	35	(16)	(20)
Unrealized (loss) through income on energy derivative contracts	(b)	15	(3)	(5)
Unrealized (loss) through OCI on energy derivative contracts	(b)	38	—	(17)
Unrealized gain (loss) through income on interest rate swaps	(c)	(22)	17	1
Unrealized gain (loss) through OCI on interest rate swaps	(c)	(2)	14	18
Unrealized gain (loss) through income on foreign exchange swaps	(d)	(23)	76	(29)
Unrealized gain (loss) through OCI on foreign exchange swaps	(d)	—	87	(94)
Acquisitions, settlements and other		(25)	(44)	89
Balance, end of year		$62	$46	$(85)

Financial instrument assets designated at fair value through OCI
Investments in equity securities	(a)	$160	$117	$159

Derivative assets not designated as hedging instruments:
Energy derivative contracts	(b)	$53	$3	$—
Interest rate swaps	(c)	—	—	1
Foreign exchange swaps	(d)	4	32	19
Net positions		$57	$35	$20

Derivative assets designated as hedging instruments:
Energy derivative contracts	(b)	$23	$—	$—
Interest rate swaps	(c)	—	9	5
Foreign exchange swaps	(d)	—	23	1
Net positions		$23	$32	$6

Derivative liabilities not designated as hedging instruments:
Energy derivative contracts	(b)	$(8)	$(7)	$(5)
Interest rate swaps	(c)	(123)	(82)	(107)
Foreign exchange swaps	(d)	(17)	—	(33)
Net positions		$(148)	$(89)	$(145)

Derivative liabilities designated as hedging instruments:
Energy derivative contracts	(b)	$—	$(15)	$(14)
Interest rate swaps	(c)	(8)	(34)	(48)
Foreign exchange swaps	(d)	(22)	—	(63)
Net positions		$(30)	$(49)	$(125)

Total financial instruments, net		$62	$46	$(85)

F - 41

(a)	Investments in equity securities
Investments in equity securities are held to achieve a particular business objective other than short-term trading and are designated at fair value through OCI. There is no recycling of gains or losses through profit or loss. Upon derecognition of the associated asset, accumulated gains or losses are transferred from OCI directly to retained earnings.
In the comparative period ending December 31, 2017, presented in accordance with IAS 39, investments in equity securities were classified as available-for-sale securities and were assessed for impairment at each reporting date. For the year ended December 31, 2017, gains of $2 million relating to available-for-sale securities were reclassified from OCI to net income.

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
For the year ended December 31, 2019, gains of $15 million relating to energy derivative contracts were realized and reclassified from OCI to revenues in the consolidated statements of income (2018: $6 million losses and 2017: $23 million gains).
Based on market prices as of December 31, 2019, unrealized gains of $21 million (2018: $14 million losses and 2017: $9 million losses) recorded in accumulated other comprehensive income (“AOCI”) on energy derivative contracts are expected to be settled or reclassified into income in the next twelve months. The actual amount reclassified from AOCI, however, could vary due to future changes in market prices.
The following table summarizes the energy derivative contracts designated as hedging instruments:

Energy derivative contracts	December 31, 2019	December 31, 2018
Carrying amount (asset/(liability))	23	(15)
Notional amount - millions of U.S. dollars	175	188
Notional amount - GWh	4,650	5,024
Weighted average hedged rate for the year ($/MWh)	38	37
Maturity dates	2020 - 2022	2019 - 2020
Hedge ratio	1:1	1:1
Change in discounted spot value of outstanding hedging instruments	29	(8)
Change in value of hedged item used to determine hedge effectiveness	(29)	9
There is no hedge ineffectiveness loss recognized in Unrealized financial instruments loss in the consolidated statements of income related to energy derivative contracts (cash flow hedges) for the year ended December 31, 2019 (2018: $2 million).

(c)	Interest rate hedges
Brookfield Renewable has entered into interest rate hedge contracts primarily to minimize exposure to interest rate fluctuations on its variable rate debt or to lock in interest rates on future debt refinancing. All interest rate hedge contracts are recorded in the consolidated financial statements at fair value.

F - 42

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
At December 31, 2019, agreements with a total notional exposure of $1,298 million were outstanding (2018: $1,444 million) including $720 million (2018: $383 million) associated with agreements that are not formally designated as hedging instruments. The weighted-average fixed interest rate resulting from these agreements is 2.9% (2018: 3.6% and 2017: 4.5%).
For the year ended December 31, 2019, net movements relating to cash flow hedges realized and reclassified from OCI to interest expense – borrowings in the consolidated statements of income were $22 million losses (2018: $14 million and 2017: $20 million).
Based on market prices as of December 31, 2019, unrealized losses of $14 million (2018: $10 million and 2017: $18 million) recorded in AOCI on interest rate swaps are expected to be settled or reclassified into income in the next twelve months. The actual amount reclassified from AOCI, however, could vary due to future changes in market rates.
The following table summarizes the interest rate hedges designated as hedging instruments:

Interest rate hedges	December 31, 2019	December 31, 2018
Carrying amount (asset/(liability))	(8)	(25)
Notional amount - $	124	178
Notional amount - C$(1)	227	151
Notional amount - €(1)	—	377
Notional amount - £(1)	—	99
Notional amount - COP(1)	227	256
Maturity dates	2021 - 2034	2019 - 2036
Hedge ratio	1:1	1:1
Change in discounted spot value of outstanding hedging instruments	(8)	8
Change in value of hedged item used to determine hedge effectiveness	10	(2)

(1)	Notional amounts of foreign currency denominated interest rate hedges are presented at the U.S. dollar equivalent value based on the December 31, 2019 foreign currency spot rate
The hedge ineffectiveness gain recognized in Unrealized financial instruments loss in the consolidated statements of income related to interest rate contracts (cash flow hedges) for the year ended December 31, 2019 was $1 million (2018: $9 million).

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

F - 43

Brookfield Renewable established a hedge ratio of 1:1 as the underlying risk of the hedging instrument is identical to the hedged risk component.
Certain Brookfield subsidiaries that Brookfield Renewable controls, through a voting agreement, have entered into Master Hedge Agreements appointing Brookfield as their agent in entering into certain derivative transactions with external counterparties to hedge against fluctuations in foreign exchange. Pursuant to each Agreement, Brookfield was entitled to be reimbursed for any third party costs incurred in connection with the these derivative transactions. Substantially all of Brookfield Renewable’s foreign exchange swaps are entered into pursuant to a Master Hedge Agreement.
At December 31, 2019, agreements with a total notional exposure of $1,167 million were outstanding (2018: $1,844 million) including $555 million (2018: $957 million) associated with agreements that are not formally designated as hedging instruments.
There are no unrealized gains or losses recorded in AOCI on foreign exchange swaps that are expected to be settled or reclassified into income in the next twelve months (2018: nil losses and 2017: $48 million losses). The actual amount reclassified from AOCI, however, could vary due to future changes in market rates.
The following table summarizes the foreign exchange swaps designated as hedging instruments:

Foreign exchange swaps	December 31, 2019	December 31, 2018
Carrying amount (asset/(liability))	(22)	23
Notional amount for hedges of the Canadian dollar(1)	—	419
Notional amount for hedges of the Euro(1)	146	221
Notional amount for hedges of the British pounds sterling(1)	170	247
Notional amount for hedges of the Chinese yuan(1)	195	—
Notional amount for hedges of other currencies(1)	101	—
Maturity date	2020 - 2021	2019
Hedge ratio	1:1	1:1
Weighted average hedged rate for the year:
C$/$ foreign exchange forward contracts	—	1.34
€/$ foreign exchange forward contracts	0.90	0.82
£/$ foreign exchange forward contracts	0.82	0.76
CNY/$ foreign exchange forward contracts	7.22	—

(1)	Notional amounts expressed in millions of U.S. dollars

F - 44

The following table presents a reconciliation of the LP unitholder equity reserves impacted by financial instruments:

(MILLIONS)	Cash flow hedges	Investments in equity securities	Foreign currency translation
Balance, as at December 31, 2017	$(29)	$15	$(378)
Effective portion of changes in fair value arising from:
Energy derivative contracts	(1)	—	—
Interest rate swaps	1	—	—
Foreign exchange swaps	—	—	42
Amount reclassified to profit or loss	7	—	—
Foreign currency revaluation of designated borrowings	—	—	87
Foreign currency revaluation of net foreign operations	—	—	(324)
Valuation of investments in equity securities designated FVOCI	—	(8)	—
Tax effect	(2)	—	(10)
Other	(10)	(3)	(69)
Balance, as at December 31, 2018	$(34)	$4	$(652)
Effective portion of changes in fair value arising from:
Interest rate swaps	(1)	—	—
Amount reclassified to profit or loss	2	—	—
Foreign currency revaluation of designated borrowings	—	—	(49)
Foreign currency revaluation of net foreign operations	—	—	14
Valuation of investments in equity securities designated FVOCI	—	19	—
Other	1	(11)	(13)
Balance, as at December 31, 2019	$(32)	$12	$(700)

F - 45

7. SEGMENTED INFORMATION
Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the business, manage operations, and allocate resources based on the type of technology.
Our operations are segmented by – 1) hydroelectric, 2) wind, 3) solar, 4) storage & other (cogeneration and biomass), and 5) corporate – with hydroelectric and wind further segmented by geography (i.e., North America, Colombia, Brazil, Europe and Asia). This best reflects the way in which the CODM reviews results, manages operations and allocates resources. The Colombia segment aggregates the financial results of its hydroelectric and cogeneration facilities. The Canada segment includes the financial results of Brookfield Renewable's strategic investment in TransAlta Corporation ("TransAlta"). The corporate segment represents all activity performed above the individual segments for the business.
Reporting to the CODM on the measures utilized to assess performance and allocate resources is provided on a proportionate basis. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder (holders of the GP interest, Redeemable/Exchangeable partnership units, and LP Units) perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to Brookfield Renewable’s Unitholders.
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

F - 46

The following table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable’s proportionate results to the consolidated statements of income on a line by line basis by aggregating the components comprising the earnings from Brookfield Renewable’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the year ended December 31, 2019:

	Attributable to Unitholders											Contribution from equity accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Storage and Other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	905	234	237	223	95	37	20	183	87	—	2,021	(379)	1,338	2,980
Other income	13	19	—	2	4	—	—	17	—	33	88	(17)	(14)	57
Direct operating costs	(286)	(72)	(93)	(62)	(32)	(9)	(4)	(38)	(46)	(23)	(665)	108	(455)	(1,012)
Share of Adjusted EBITDA from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	288	26	314
Adjusted EBITDA	632	181	144	163	67	28	16	162	41	10	1,444	—	895
Management service costs	—	—	—	—	—	—	—	—	—	(108)	(108)	—	—	(108)
Interest expense - borrowings	(156)	(20)	(34)	(66)	(17)	(8)	(5)	(59)	(13)	(92)	(470)	104	(316)	(682)
Current income taxes	(7)	(11)	(9)	(3)	(2)	(1)	(1)	—	(1)	—	(35)	9	(39)	(65)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(44)	(44)	—	—	(44)
Preferred equity	—	—	—	—	—	—	—	—	—	(26)	(26)	—	—	(26)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(113)	(12)	(125)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(528)	(528)
Funds From Operations	469	150	101	94	48	19	10	103	27	(260)	761	—	—
Depreciation	(227)	(84)	(21)	(157)	(47)	(17)	(5)	(65)	(23)	(4)	(650)	155	(303)	(798)
Foreign exchange and unrealized financial instrument loss	11	(5)	(2)	(2)	(10)	(3)	1	1	(3)	(18)	(30)	9	(12)	(33)
Deferred income tax recovery	(27)	4	(4)	24	11	—	—	15	—	46	69	(41)	(14)	14
Other	(76)	(6)	(2)	(23)	(9)	2	—	(49)	—	(46)	(209)	55	63	(91)
Share of earnings from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(178)	—	(178)
Net income attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	266	266
Net income (loss) attributable to Unitholders(2)	150	59	72	(64)	(7)	1	6	5	1	(282)	(59)	—	—	(59)

(1)
Share of earnings from equity-accounted investments of $11 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $262 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.

(2)
Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP Units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

F - 47

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

	Attributable to Unitholders											Contribution from equity accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Storage and Other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	$893	$244	$216	$219	$73	$42	$12	$146	$85	$—	$1,930	$(286)	$1,338	$2,982
Other income	12	5	4	2	11	—	—	5	—	7	46	(7)	11	50
Direct operating costs	(286)	(76)	(94)	(64)	(27)	(9)	(4)	(34)	(36)	(23)	(653)	86	(469)	(1,036)
Share of Adjusted EBITDA from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	207	20	227
Adjusted EBITDA	619	173	126	157	57	33	8	117	49	(16)	1,323	—	900
Management service costs	—	—	—	—	—	—	—	—	—	(80)	(80)	—	—	(80)
Interest expense - borrowings	(172)	(22)	(38)	(63)	(17)	(9)	(4)	(45)	(17)	(99)	(486)	82	(301)	(705)
Current income taxes	(4)	(9)	(2)	(1)	(2)	—	1	—	—	—	(17)	3	(16)	(30)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(38)	(38)	—	—	(38)
Preferred equity	—	—	—	—	—	—	—	—	—	(26)	(26)	—	—	(26)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(85)	(12)	(97)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(571)	(571)
Funds From Operations	443	142	86	93	38	24	5	72	32	(259)	676	—	—
Depreciation	(231)	(136)	(18)	(122)	(43)	(13)	(2)	(40)	(23)	(2)	(630)	96	(285)	(819)
Foreign exchange and unrealized financial instrument loss	(1)	(1)	7	2	9	(10)	3	(9)	(2)	—	(2)	(3)	(29)	(34)
Deferred income tax expense	(1)	1	18	20	2	—	—	21	—	24	85	(50)	54	89
Other	(21)	(3)	(6)	(11)	(1)	—	(2)	(11)	(9)	(23)	(87)	19	(14)	(82)
Share of earnings from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(62)	—	(62)
Net income attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	274	274
Net income (loss) attributable to Unitholders(2)	$189	$3	$87	$(18)	$5	$1	$4	$33	$(2)	$(260)	$42	$—	$—	$42

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

F - 48

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

	Attributable to Unitholders										Contribution from equity accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Storage and Other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Solar
Revenues	945	243	191	161	46	26	8	59	—	1,679	(74)	1,020	2,625
Other income	1	12	2	—	—	—	—	6	19	40	(11)	18	47
Direct operating costs	(281)	(77)	(94)	(42)	(20)	(4)	(2)	(32)	(25)	(577)	28	(429)	(978)
Share of Adjusted EBITDA from equity accounted investments	—	—	—	—	—	—	—	—	—	—	57	—	57
Adjusted EBITDA	665	178	99	119	26	22	6	33	(6)	1,142	—	609
Management service costs	—	—	—	—	—	—	—	—	(82)	(82)	—	—	(82)
Interest expense - borrowings	(180)	(18)	(42)	(45)	(10)	(6)	(3)	(14)	(89)	(407)	21	(246)	(632)
Current income taxes	1	(12)	(5)	—	(1)	—	(1)	—	—	(18)	1	(22)	(39)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	(28)	(28)	—	—	(28)
Preferred equity	—	—	—	—	—	—	—	—	(26)	(26)	—	—	(26)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	(22)	—	(22)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	(341)	(341)
Funds From Operations	486	148	52	74	15	16	2	19	(231)	581	—	—
Depreciation	(220)	(142)	(26)	(90)	(25)	(7)	(4)	(25)	—	(539)	22	(265)	(782)
Foreign exchange and unrealized financial instrument loss	(12)	(3)	(3)	1	(14)	—	(1)	—	(15)	(47)	2	(1)	(46)
Deferred income tax expense (recovery)	(67)	2	(10)	28	5	—	1	—	16	(25)	(3)	(21)	(49)
Other	(17)	(8)	6	(4)	4	2	(3)	—	(6)	(26)	12	(1)	(15)
Share of earnings from equity accounted investments	—	—	—	—	—	—	—	—	—	—	(33)	—	(33)
Net income attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	288	288
Net income (loss) attributable to Unitholders(2)	170	(3)	19	9	(15)	11	(5)	(6)	(236)	(56)	—	—	(56)

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

F - 49

The following table presents information on a segmented basis about certain items in Brookfield Renewable’s statement of financial position:

	Attributable to Unitholders											Contribution from equity accounted investments	Attributable to non- controlling interests	As per IFRS financials
	Hydroelectric			Wind				Solar	Storage and Other	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
As at December 31, 2019:
Cash and cash equivalents	$10	$7	$10	$18	$21	$2	$5	$63	$6	$1	$143	$(89)	$61	$115
Property, plant and equipment, at fair value	11,488	1,938	1,773	2,556	628	368	187	2,018	732	—	21,688	(4,147)	13,173	30,714
Total assets	12,218	2,126	2,027	2,705	692	391	233	2,266	780	103	23,541	(2,872)	15,022	35,691
Total borrowings	3,070	208	449	1,221	326	71	124	1,470	235	2,107	9,281	(2,157)	3,880	11,004
Other liabilities	2,877	148	499	597	100	10	28	335	31	248	4,873	(715)	2,398	6,556
For the year ended December 31, 2019:
Additions to property, plant and equipment	112	41	13	121	21	3	—	—	26	3	340	(121)	144	363
As at December 31, 2018:
Cash and cash equivalents	$6	$37	$7	$30	$29	$5	$2	$41	$9	$3	$169	(81)	$85	$173
Property, plant and equipment, at fair value	11,498	1,907	1,609	2,480	819	348	36	1,354	686	(9)	20,728	(3,529)	11,826	29,025
Total assets	12,125	2,105	1,868	2,554	939	379	56	1,650	746	161	22,583	(2,483)	14,003	34,103
Total borrowings	2,995	198	419	1,210	463	75	31	1,021	249	2,328	8,989	(1,972)	3,701	10,718
Other liabilities	2,764	150	434	536	124	7	3	255	31	211	4,515	(511)	2,175	6,179
For the year ended December 31, 2018:
Additions to property, plant and equipment	96	30	7	11	10	—	—	9	3	6	172	(16)	145	301

F - 50

Geographical Information
The following table presents consolidated revenue split by geographical region for the year ended December 31:

(MILLIONS)	2019	2018	2017
United States	$924	$926	$871
Colombia	979	896	797
Canada	384	428	480
Brazil	401	429	366
Europe	121	126	111
Asia	171	177	—
	$2,980	$2,982	$2,625
The following table presents consolidated property, plant and equipment and equity-accounted investments split by geographical region:

(MILLIONS)	December 31, 2019	December 31, 2018
United States	$13,071	$12,705
Colombia	7,353	6,665
Canada	6,149	5,705
Brazil	3,631	3,553
Europe	1,539	1,624
Asia	860	342
	$32,603	$30,594

8. OTHER INCOME
Brookfield Renewable’s other income for the year ended December 31 is comprised of the following:

(MILLIONS)	2019	2018	2017
Interest and other investment income	$29	$22	$32
Gain on regulatory provision	14	—	—
Gain on available for sale investments	—	—	15
Other	14	28	—
	$57	$50	47
9. DIRECT OPERATING COSTS
Brookfield Renewable’s direct operating costs for the year ended December 31 are comprised of the following:

(MILLIONS)	Notes	2019	2018	2017
Operations, maintenance and administration		$(543)	$(581)	$(567)
Water royalties, property taxes and other		(140)	(142)	(161)
Fuel and power purchases(1)		(309)	(289)	(226)
Energy marketing fees	28	(20)	(24)	(24)
		$(1,012)	$(1,036)	$(978)

(1)	Fuel and power purchases are primarily attributable to our portfolio in Colombia.

F - 51

10. OTHER
Brookfield Renewable’s Other for the year ended December 31 is comprised of the following:

(MILLIONS)	2019	2018	2017
Transaction costs	$(1)	$(2)	$(9)
Change in fair value of property, plant and equipment	(21)	(44)	(33)
Other	(69)	(36)	27
	$(91)	$(82)	$(15)
11. FOREIGN CURRENCY TRANSLATION
Brookfield Renewable’s foreign currency translation for the year ended December 31 shown in the consolidated statements of comprehensive income is comprised of the following:

(MILLIONS)	Notes	2019	2018	2017
Foreign currency translation on
Property, plant and equipment, at fair value	13	$61	$(1,512)	$506
Borrowings	14	(133)	537	(282)
Deferred income tax liabilities and assets	12	(43)	184	(82)
Other assets and liabilities		14	(34)	46
		$(101)	$(825)	$188
12. INCOME TAXES
The major components of income tax recovery (expense) for the year ended December 31 are as follows:

(MILLIONS)	2019	2018	2017
Income tax recovery (expense) applicable to:
Current taxes
Attributed to the current period	$(65)	$(30)	$(39)
Deferred taxes
Income taxes - origination and reversal of temporary differences	26	2	8
Relating to change in tax rates / imposition of new tax laws	1	95	(42)
Relating to unrecognized temporary differences and tax losses	(13)	(8)	(15)
	14	89	(49)
Total income tax recovery (expense)	$(51)	$59	$(88)
The major components of deferred income tax recovery (expense) for the year ended December 31 recorded directly to OCI are as follows:

(MILLIONS)	2019	2018	2017
Deferred income taxes attributed to:
Financial instruments designated as cash flow hedges	$—	$(2)	$(4)
Other	2	(20)	15
Revaluation surplus
Origination and reversal of temporary differences	(356)	(1,117)	(248)
Relating to changes in tax rates / imposition of new tax laws	(59)	54	586
	$(413)	$(1,085)	$349

F - 52

Brookfield Renewable’s effective income tax (expense) recovery for the year ended December 31 is different from its recovery at its statutory income tax rate due to the differences below:

(MILLIONS)	2019	2018	2017
Statutory income tax (expense) recovery(1)	$(94)	$(100)	$(50)
Reduction (increase) resulting from:
Increase in tax assets not recognized	(17)	(8)	(15)
Differences between statutory rate and future tax rate	1	95	(37)
Subsidiaries' income taxed at different rates	55	75	14
Other	4	(3)	—
Effective income tax recovery (expense)	$(51)	$59	$(88)

(1)	Statutory income tax expense is calculated using domestic rates applicable to the profits in the relevant country.
The above reconciliation has been prepared by aggregating the information for all of Brookfield Renewable’s subsidiaries using the domestic rate in each tax jurisdiction.
Brookfield Renewable’s effective income tax rate was 15.74% for the year ended December 31, 2019 (2018: (17.15%) and 2017: 63.31%). The effective tax rate is less than the statutory rate primarily due to rate differentials, legislative changes in tax rates during the year, and non-controlling interests’ income not subject to tax.
The following table details the expiry date, if applicable, of the unrecognized deferred tax assets as at December 31:

(MILLIONS)	2019	2018	2017
2020 to 2023	$3	$3	$8
2024 and thereafter	102	85	108
	$105	$88	$116
The deferred tax assets and liabilities of the following temporary differences have been recognized in the consolidated financial statements for the year ended December 31:

(MILLIONS)	Non-capital losses	Difference between tax and carrying value	Net deferred tax (liabilities) assets
As at January 1, 2017	$499	$(4,151)	$(3,652)
Recognized in Net income (loss)	(97)	48	(49)
Recognized in equity	13	341	354
Business combination	79	(63)	16
Foreign exchange	14	(94)	(80)
As at December 31, 2017	508	(3,919)	(3,411)
Recognized in Net income (loss)	(60)	149	89
Recognized in equity	1	(985)	(984)
Business combination	—	73	73
Foreign exchange	(20)	204	184
As at December 31, 2018	429	(4,478)	(4,049)
Recognized in Net income (loss)	8	6	14
Recognized in equity	11	(384)	(373)
Business combination	7	23	30
Foreign exchange	9	(52)	(43)
As at December 31, 2019	$464	$(4,885)	$(4,421)

The deferred income tax liabilities include $4,038 million (2018: $3,685 million and 2017: $2,561 million) of liabilities which relate to property, plant and equipment revaluations included in equity.

F - 53

The taxable temporary difference attributable to Brookfield Renewable’s interest in its subsidiaries, branches, associates, and joint ventures is $3,628 million (2018: $3,398 million and 2017: $1,549 million).

13. PROPERTY, PLANT AND EQUIPMENT, AT FAIR VALUE
The following table presents a reconciliation of property, plant and equipment at fair value:

(MILLIONS)	Notes	Hydroelectric	Wind	Solar	Other(1)	Total(2)
As at December 31, 2017		$22,399	$3,803	$575	$319	$27,096
Additions		212	36	47	6	301
Acquisitions through business combinations	3	—	125	86	—	211
Transfer to assets held for sale	5	—	(58)	(691)	—	(749)
Items recognized through OCI:
Change in fair value		3,775	466	313	4	4,558
Foreign exchange		(1,138)	(256)	(77)	(41)	(1,512)
Items recognized through net income:
Change in fair value		(33)	(20)	—	(8)	(61)
Depreciation		(536)	(236)	(25)	(22)	(819)
As at December 31, 2018		24,679	3,860	228	258	29,025
IFRS 16 adoption (3)		79	62	—	4	145
Additions		172	42	—	4	218
Disposals	4	—	(440)	—	—	(440)
Acquisitions through business combinations	3	—	550	—	—	550
Items recognized through OCI:
Change in fair value		1,521	460	(7)	(3)	1,971
Foreign exchange		108	(29)	(10)	(8)	61
Items recognized through net income:
Change in fair value		(15)	(1)	(1)	(1)	(18)
Depreciation		(520)	(246)	(13)	(19)	(798)
As at December 31, 2019(4)		$26,024	$4,258	$197	$235	$30,714

(1)	Includes biomass and cogeneration.

(2)	Includes intangible assets of $10 million (2018: $11 million) and assets under construction of $334 million (2018: $388 million).

(3)
On January 1, 2019 Brookfield Renewable adopted IFRS 16. See Note 1 - Basis of preparation and significant accounting policies for additional details regarding the impact of the new accounting standard adoption.

(4)	Includes right-of-use assets not subject to revaluation of $71 million in our hydroelectric segment, $51 million in our wind segment and $3 million in our other segment.
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
Brookfield Renewable has a purchase option that can be exercised in November 2020, subject to consent from its third-party investment partners, to acquire the 192 MW hydroelectric facility in Louisiana that it currently operates under a lease arrangement, for total consideration of $560 million.

F - 54

Discount rates, terminal capitalization rates and exit dates used in the valuation methodology are provided in the following table:

	North America		Colombia		Brazil		Europe
	2019	2018	2019	2018	2019	2018	2019	2018
Discount rate(1)
Contracted	4.6% - 5.1%	4.8% - 5.3%	9.0%	9.6%	8.2%	9.0%	3.5%	4.0% - 4.3%
Uncontracted	6.2% - 6.7%	6.4% - 6.9%	10.3%	10.9%	9.5%	10.3%	5.3%	5.8% - 6.1%
Terminal capitalization rate(2)	6.2% - 6.7%	6.1% - 6.8%	9.8%	10.4%	N/A	N/A	N/A	N/A
Exit date	2039	2038	2039	2038	2047	2047	2034	2033

(1)	Discount rates are not adjusted for asset specific risks.

(2)	The terminal capitalization rate applies only to hydroelectric assets in the United States, Canada and Colombia.
The following table summarizes the impact of a change in discount rates, electricity prices and terminal capitalization rates on the fair value of property, plant and equipment:

	2019
(MILLIONS)	North America	Colombia	Brazil	Europe	Total
25 bps increase in discount rates	$(870)	$(190)	$(90)	$(10)	$(1,160)
25 bps decrease in discount rates	940	250	70	10	1,270
5% increase in future energy prices	820	400	80	10	1,310
5% decrease in future energy prices	(820)	(400)	(80)	(10)	(1,310)
25 bps increase in terminal capitalization rate(1)	(210)	(40)	—	—	(250)
25 bps decrease in terminal capitalization rate(1)	220	40	—	—	260

	2018
(MILLIONS)	North America	Colombia	Brazil	Europe	Total
25 bps increase in discount rates	$(770)	$(180)	$(80)	$(20)	$(1,050)
25 bps decrease in discount rates	840	190	80	20	1,130
5% increase in future energy prices	800	440	100	20	1,360
5% decrease in future energy prices	(800)	(440)	(100)	(20)	(1,360)
25 bps increase in terminal capitalization rate(1)	(210)	(30)	—	—	(240)
25 bps decrease in terminal capitalization rate(1)	230	30	—	—	260

(1)	The terminal capitalization rate applies only to hydroelectric assets in the United States, Canada and Colombia.
Terminal values are included in the valuation of hydroelectric assets in the United States, Canada and Colombia. For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset plus a one-time 30-year renewal term for the majority of the hydroelectric assets. The weighted-average remaining duration of the authorization or useful life of a concession asset at December 31, 2019, including a one-time 30-year renewal for applicable hydroelectric assets, is 32 years (2018: 33 years). Consequently, there is no terminal value attributed to the hydroelectric assets in Brazil at the end of the authorization term.
The following table summarizes the percentage of total generation contracted under power purchase agreements as at December 31, 2019:

	North America	Colombia	Brazil	Europe
1 - 10 years	54%	25%	68%	71%
11 - 20 years	30%	0%	33%	13%

F - 55

The following table summarizes average power prices from long-term power purchase agreements that are linked specifically to the related power generating assets:

Per MWh(1)	North America	Colombia		Brazil		Europe
1 - 10 years	$87	COP	217,000	R$	295	€82
11 - 20 years	77		272,000	407		102

(1)	Assumes nominal prices based on weighted-average generation.
The following table summarizes the estimates of future electricity prices:

Per MWh(1)	North America	Colombia		Brazil		Europe
1 - 10 years	$66	COP	257,000	R$	273	€75
11 - 20 years	132		358,000	411		84

(1)	Assumes nominal prices based on weighted-average generation.
Brookfield Renewable’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth between 2023 and 2035. A further one year change would increase or decrease the fair value of property, plant and equipment by approximately $200 million (2018: $150 million).
Had Brookfield Renewable’s revalued property, plant and equipment been measured on a historical cost basis, the carrying amounts, net of accumulated depreciation would have been as follows at December 31:

(MILLIONS)	2019	2018
Hydroelectric	$11,816	$11,888
Wind	2,705	2,753
Solar	138	260
Other(1)	234	246
	$14,893	$15,147

(1)	Includes biomass and cogeneration.

F - 56

14. BORROWINGS
Corporate Borrowings
The composition of corporate borrowings as at December 31 is presented in the following table:

	December 31, 2019				December 31, 2018
(MILLIONS EXCEPT AS NOTED)	Weighted-average Interest rate (%)	Term (years)	Carrying value	Estimated fair value	Weighted-average Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Credit facilities	2.9	5	$299	$299	3.3	4	$721	$721
Medium Term Notes:
Series 4 (C$150)	5.8	17	$115	$142	5.8	18	$110	$124
Series 7 (C$450)	—	—	—	—	5.1	2	330	342
Series 8 (C$400)	4.8	2	308	324	4.8	3	293	309
Series 9 (C$400)	3.8	5	308	322	3.8	6	293	288
Series 10 (C$500)	3.6	7	384	400	3.6	8	367	357
Series 11 (C$300)	4.3	9	231	248	4.3	10	220	220
Series 12 (C$300)	3.4	10	231	232	—	—	—	—
Series 13 (C$300)	4.3	30	231	237	—	—	—	—
	4.1	10	$1,808	$1,905	4.4	7	$1,613	$1,640
Total corporate borrowings			2,107	$2,204			2,334	$2,361
Less: Unamortized financing fees(1)			(7)				(6)
			$2,100				$2,328
(1) Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.
The following table outlines the change in the unamortized financing fees of corporate borrowings for the year ended December 31:

(MILLIONS)	2019	2018	2017
Corporate borrowings
Unamortized financing fees, beginning of year	$(6)	$(5)	$(6)
Additional financing fees	(2)	(2)	—
Amortization of financing fees	1	1	1
Unamortized financing fees, end of year	$(7)	$(6)	$(5)
Credit facilities
On June 12, 2019, Brookfield Renewable extended the maturity of $1.7 billion of its corporate credit facilities by one year to June 30, 2024. The credit facilities are used for general working capital purposes and issuing letters of credit. The credit facilities bear interest at the applicable base rate plus an applicable margin, which is tiered on the basis of Brookfield Renewable’s unsecured senior long-term debt rating and is currently 1.20% as at December 31, 2019.
In June 2019, Brookfield Renewable increased its letter of credit facility by $100 million to a total of $400 million.
In December 2019, Brookfield Renewable and Brookfield Asset Management agreed to amend the $400 million credit facility provided by Brookfield to extend its maturity by one year to December 31, 2020. The interest rate is LIBOR plus up to 2%. As at December 31, 2019, there were no draws on the committed unsecured revolving credit facility provided by Brookfield Asset Management. During the year, Brookfield Asset Management also placed up to $600 million on deposit with Brookfield Renewable. The funds on deposit have since been paid back in full prior to December 31, 2019 including any interest that had been accrued. The interest expense on the deposit and draws from the credit facility for the year ended December 31, 2019 totaled $6 million (2018: $8 million).

F - 57

In December 2019, Brookfield Renewable closed a $50 million bi-lateral, sustainability-linked revolving corporate credit facility that matures on June 30, 2024. The cost of the facility will benefit from margin reduction as Brookfield Renewable grows in carbon offsets through growing its renewable portfolio.
Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for debt service reserve accounts.
The following table summarizes the available portion of corporate credit facilities as at December 31:

(MILLIONS)	2019	2018
Authorized corporate credit facilities(1)	$2,150	$2,100
Draws on corporate credit facilities(1)	(299)	(721)
Authorized letter of credit facility	400	300
Issued letters of credit	(266)	(209)
Available portion of corporate credit facilities	$1,985	$1,470

(1)	Amounts are guaranteed by Brookfield Renewable. Excludes $142 million (2018: $6 million) borrowed under a subscription facility of a Brookfield sponsored private fund.
Medium term notes
Corporate borrowings are obligations of a finance subsidiary of Brookfield Renewable, Brookfield Renewable Partners ULC (“Finco”) (Note 31 - Subsidiary Public Issuers). Finco may redeem some or all of the borrowings from time to time, pursuant to the terms of the indenture. The balance is payable upon maturity, and interest on corporate borrowings is paid semi-annually. The term notes payable by Finco are unconditionally guaranteed by Brookfield Renewable, Brookfield Renewable Energy L.P. (“BRELP”) and certain other subsidiaries.
On September 13, 2019, Brookfield Renewable completed the issuance of C$300 million ($227 million) Series 12 medium term notes and C$300 million ($227 million) Series 13 medium term notes. The medium term notes have fixed interest rates of 3.4% and 4.3%, respectively, and have maturity dates of January 15, 2030 and November 15, 2049, respectively. Both series were corporate-level green bonds.
In October 2019, Brookfield Renewable repaid C$450 million ($341 million) of Series 7 medium term notes prior to maturity.
In December 2019, Brookfield Renewable established a $500 million U.S. commercial paper program.
Non-recourse borrowings
Non-recourse borrowings are typically asset-specific, long-term, non-recourse borrowings denominated in the domestic currency of the subsidiary. Non-recourse borrowings in North America and Europe consist of both fixed and floating interest rate debt indexed to the London Interbank Offered Rate (“LIBOR”), the Euro Interbank Offered Rate ("EURIBOR") and the Canadian Dollar Offered Rate (“CDOR”). Brookfield Renewable uses interest rate swap agreements in North America and Europe to minimize its exposure to floating interest rates. Non-recourse borrowings in Brazil consist of floating interest rates of Taxa de Juros de Longo Prazo (“TJLP”), the Brazil National Bank for Economic Development’s long-term interest rate, Interbank Deposit Certificate rate (“CDI”), or Extended National Consumer Price Index (IPCA), plus a margin. Non-recourse borrowings in Colombia consist of both fixed and floating interest rates indexed to Indicador Bancario de Referencia rate (IBR), the Banco Central de Colombia short-term interest rate, and Colombian Consumer Price Index (IPC), Colombia inflation rate, plus a margin. Non-recourse borrowings in India consist of fixed interest rate debt. Non-recourse borrowings in China consist of floating interest rates of People's Bank of China ("PBOC").
It is currently expected that Secured Overnight Financing Rate (“SOFR”) will replace US$ LIBOR, Sterling Overnight Index Average (“SONIA”) will replace £ LIBOR, and Euro Short-term Rate (“€STR”) will replace EURIBOR. All of these are expected to become effective prior to December 31, 2021. As at December 31, 2019, none of Brookfield Renewable’s floating rate borrowings have been impacted by these reforms.

F - 58

The composition of non-recourse borrowings as at December 31 is presented in the following table:

	December 31, 2019				December 31, 2018
	Weighted-average				Weighted-average
(MILLIONS EXCEPT AS NOTED)	Weighted-average interest rate (%)	Term (years)	Carrying value	Estimated fair value	Weighted-average interest rate (%)	Term (years)	Carrying value	Estimated fair value
Non-recourse borrowings
Hydroelectric(1)	5.9	10	$6,616	$7,106	6.1	9	$6,318	$6,517
Wind	5.2	11	1,899	2,006	4.7	11	1,914	1,957
Solar	5.1	5	355	363	6.0	7	142	133
Storage and other	3.9	4	94	98	4.1	5	91	95
Total	5.7	10	8,964	$9,573	5.7	10	8,465	$8,702
Add: Unamortized premiums(2)			9				1
Less: Unamortized financing fees(2)			(69)				(76)
Less: Current portion			(685)				(495)
			$8,219				$7,895

(1)	Includes a lease liability of $330 million associated with a hydroelectric facility included in property, plant and equipment, at fair value, which is subject to revaluation.

(2)	Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.
Future repayments of Brookfield Renewable’s non-recourse borrowings for each of the next five years and thereafter are as follows:

(MILLIONS)	2020	2021	2022	2023	2024	Thereafter	Total
Non-recourse borrowings
Hydro	$402	$123	$583	$924	$399	$4,185	$6,616
Wind	133	120	156	156	127	1,207	1,899
Solar	149	10	—	—	—	196	355
Storage and other	1	80	1	1	1	10	94
	$685	$333	$740	$1,081	$527	$5,598	$8,964
The following table outlines the change in the unamortized financing fees of non-recourse borrowings for the year ended December 31:

(MILLIONS)	2019	2018	2017
Non-recourse borrowings
Unamortized financing fees, beginning of year	$(76)	$(72)	$(74)
Additional financing fees	(15)	(21)	(16)
Amortization of financing fees	12	12	14
Foreign exchange translation and other	10	5	4
Unamortized financing fees, end of year	$(69)	$(76)	$(72)
On February 25, 2019, Brookfield Renewable completed a C$70 million ($53 million) non-recourse financing associated with a 20 MW hydroelectric facility in Ontario. The debt bears an interest rate of 4.1% and matures in 2045.
On June 6, 2019, Brookfield Renewable completed a bond financing associated with the Colombian business. The financing consisted of COP 1.1 trillion ($333 million) in senior unsecured bonds with maturities of 4, 8, 15 and 30 years at rates of 6.1%, 7.0%, IPC + 3.7% and IPC + 4.0%, respectively.
On June 14, 2019, Brookfield Renewable completed a refinancing of €325 million ($365 million) of debt associated with the European business. The amortizing debt, including associated swaps, bears a fixed interest rate of 3.2% and matures in December 2032.

F - 59

On June 21, 2019, Brookfield Renewable completed a refinancing of $155 million, including an incremental borrowing of $30 million, associated with a hydroelectric portfolio in the United States. The incremental portion of the borrowing bears a fixed rate of 3.4% and matures in January 2022.
On August 15, 2019, Brookfield Renewable completed a refinancing of $45 million associated with the United States hydroelectric business. The debt bears interest at the applicable base rate plus a margin of 2.8% and matures in September 2022.
On October 8, 2019, Brookfield Renewable completed a refinancing of $168 million associated with a wind portfolio in China. The up-financing portion of the debt bears interest at 110% of the applicable base rate and matures in 2031.
During the fourth quarter of 2019, Brookfield Renewable completed financings totaling COP 600 billion ($182 million) associated with the Colombian business. The loans bear interest at the applicable base rate plus a margin between 4.1% and 4.23% and mature between 2026 and 2031.
On November 13, 2019, Brookfield Renewable completed a refinancing of $17 million associated with a hydroelectric portfolio in the United States. The debt bears interest at the applicable base rate plus a margin of 3.3% and matures on September 17, 2022.
In December 2019, Brookfield Renewable completed a non-recourse financing of R$187 million ($47 million) associated with a 30 MW hydroelectric facility currently under construction in Brazil. As at December 31, 2019, R$63 million ($15 million) was drawn. The loan bears interest at the applicable base rate plus a margin of 3.8% and matures in 2038.
In December 2019, we completed a R$450 million ($110 million) non-recourse refinancing associated with a portfolio of assets in Brazil. The loan bears interest at the applicable base rate plus a margin of 1.4% and matures in December 2027.
On December 2, 2019, Brookfield Renewable completed a refinancing of C$628 million ($472 million), including an up-financing of C$153 million ($115 million) associated with a hydroelectric portfolio in Canada. As at December 31, 2019, $228 million was drawn with the remaining $244 million to be drawn in November 2020. The debt drawn bears a fixed interest rate of 3.5% and matures in 2029.
On December 23, 2019, Brookfield Renewable completed a $150 million revolving credit facility associated with the United States business. The credit facility matures in June 2023 and bears interest at the applicable base rate plus an applicable margin, which is currently 1.2% as at December 31, 2019.
Supplemental Information
The following table outlines changes in Brookfield Renewable’s borrowings for the year ended December 31:

(MILLIONS)	January 1	Net cash flows from financing activities	Non-cash
			Acquisition	Transfer to Held for sale	Other(1)	December 31
2019
Corporate borrowings	$2,328	(314)	—	—	86	$2,100
Non-recourse borrowings	$8,390	339	319	(196)	52	$8,904
2018
Corporate borrowings	$2,552	(88)	—	—	(136)	$2,328
Non-recourse borrowings	$9,214	(178)	90	(360)	(376)	$8,390

(1)	Includes foreign exchange and amortization of unamortized premium and financing fees.

F - 60

15. NON-CONTROLLING INTERESTS
Brookfield Renewable’s non-controlling interests are comprised of the following as at December 31:

(MILLIONS)	2019	2018
Participating non-controlling interests – in operating subsidiaries	$8,742	$8,129
General partnership interest in a holding subsidiary held by Brookfield	68	66
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	3,315	3,252
Preferred equity	597	568
	$12,722	$12,015
On February 24, 2019, Brookfield Renewable completed the sale of an additional 25% non-controlling, indirect interest in a portfolio of select Canadian hydroelectric assets to a consortium of buyers. This sale was for the same price as Brookfield Renewable's initial 25% non-controlling interest sale of this portfolio disclosed in Note 31 of the 2018 annual consolidated financial statements, subject to an adjustment for dividend recapitalization completed in the fourth quarter of 2018. Cash consideration of C$331 million was received from the non-controlling shareholders on February 28, 2019. Upon completion of the sale, Brookfield Renewable recognized a $4 million gain directly in equity. Subsequent to completion of the sale, Brookfield Renewable has continued to control and operate the assets and maintains a 50% economic interest in the portfolio.

F - 61

Participating non-controlling interests – in operating subsidiaries
The net change in participating non-controlling interests – in operating subsidiaries is as follows:

(MILLIONS)	Brookfield Americas Infrastructure Fund	Brookfield Infrastructure Fund II	Brookfield Infrastructure Fund III	Brookfield Infrastructure Fund IV	Canadian Hydroelectric Portfolio	The Catalyst Group	Isagen institutional investors	Isagen public non-controlling interests	Other	Total
As at December 31, 2016	$963	$1,654	$1,085	$—	$—	$127	$1,675	$14	$71	$5,589
Net income (loss)	(29)	(13)	33	—	—	12	47	—	3	53
OCI	(76)	269	111	—	—	2	78	(1)	—	383
Capital contributions	—	89	186	—	—	—	19	—	—	294
Acquisition	—	—	525	—	—	—	—	—	—	525
Distributions	(8)	(317)	(88)	—	—	(7)	(115)	—	(4)	(539)
Purchase of Isagen shares	—	—	(1)	—	—	—	(5)	5	—	(1)
Other	—	—	1	—	—	—	2	(9)	—	(6)
As at December 31, 2017	850	1,682	1,852	—	—	134	1,701	9	70	6,298
Net income	1	9	86	—	4	14	174	1	8	297
OCI	66	298	805	—	(11)	(18)	504	5	58	1,707
Capital contributions	—	9	5	—	293	—	—	—	—	307
Acquisition	—	—	—	—	—	—	—	—	21	21
Distributions	(17)	(81)	(276)	—	—	(6)	(167)	—	(6)	(553)
Other	—	12	(3)	—	(10)	—	—	—	53	52
As at December 31, 2018	900	1,929	2,469	—	276	124	2,212	15	204	8,129
Net income (loss)	—	(13)	73	6	19	17	154	1	5	262
OCI	46	134	330	(3)	61	(41)	266	2	—	795
Capital contributions	—	—	2	159	268	—	—	(2)	3	430
Disposals	—	(87)	—	—	—	—	—	—	(85)	(172)
Distributions	(24)	(120)	(274)	—	(1)	(11)	(259)	(1)	(16)	(706)
Other	—	8	(3)	1	(5)	—	2	(2)	3	4
As at December 31, 2019	$922	$1,851	$2,597	$163	$618	$89	$2,375	$13	$114	$8,742
Interests held by third parties	75%-80%	43%-60%	23%-71%	72%-73%	50%	25%	53%	0.4%	20%-50%

F - 62

The following tables summarize certain financial information of operating subsidiaries that have non-controlling interests that are material to Brookfield Renewable:

(MILLIONS)	Brookfield Americas Infrastructure Fund	Brookfield Infrastructure Fund II	Brookfield Infrastructure Fund III(1)	Brookfield Infrastructure Fund IV	Canadian Hydroelectric Portfolio	The Catalyst Group	Isagen (2)	Other	Total
Interests held by third parties	75%-80%	43%-60%	69%-71%	72%-73%	50%	25%	76%	20%-50%
Place of business	United States, Brazil	United States, Brazil, Europe	United States, Brazil, India, China	India, China	Canada	United States	Colombia	United States, Brazil, Canada, Colombia
Year ended December 31, 2017:
Revenue	$123	$430	$53	$—	$—	$135	$797	$32	$1,570
Net income (loss)	(34)	(20)	18	—	—	47	89	7	107
Total comprehensive income (loss)	(133)	529	126	—	—	57	236	—	815
Net income (loss) allocated to non-controlling interests	(29)	(13)	13	—	—	12	67	3	53
Year ended December 31, 2018:
Revenue	$157	$447	$311	$—	$38	$142	$896	$21	$2,012
Net income	2	17	19	—	15	56	331	2	442
Total comprehensive income (loss)	95	544	898	—	25	(16)	1,290	16	2,852
Net income allocated to non-controlling interests	1	9	15	—	6	14	251	1	297
As at December 31, 2018:
Property, plant and equipment, at fair value	$1,687	$5,553	$2,322	$—	$1,679	$875	$6,665	$253	$19,034
Total assets	1,737	5,831	3,725	—	1,975	982	7,717	293	22,260
Total borrowings	536	1,979	838	—	924	369	1,744	70	6,460
Total liabilities	582	2,395	1,441	—	1,933	387	3,548	88	10,374
Carrying value of non-controlling interests	900	1,929	1,641	—	314	124	3,169	52	8,129
Year ended December 31, 2019:
Revenue	$155	$451	$255	$39	$96	$145	$971	$29	$2,141
Net income (loss)	2	(20)	10	9	42	67	293	6	409
Total comprehensive income (loss)	61	294	359	4	138	(99)	1,007	17	1,781
Net income allocated to non-controlling interests	—	(13)	8	6	19	17	220	5	262
As at December 31, 2019:
Property, plant and equipment, at fair value	$1,713	$5,240	$2,508	$538	$1,849	$696	$7,352	$261	$20,157
Total assets	1,754	5,455	3,371	662	3,486	794	8,403	268	24,193
Total borrowings	509	1,756	850	331	1,651	325	1,865	93	7,380
Total liabilities	569	2,116	1,089	439	2,045	342	3,928	114	10,642
Carrying value of non-controlling interests	922	1,852	1,622	162	651	88	3,395	50	8,742

(1)	Excludes information relating to Isagen which is presented separately.

(2)
The total third parties ownership interest in Isagen as of December 31, 2019 was 75.9% and comprised of Brookfield Infrastructure Fund III: 22.9%, Isagen Institutional investors 52.6% and other non-controlling interests: 0.4%.

F - 63

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
As at December 31, 2019, general partnership units and Redeemable/Exchangeable partnership units outstanding were 2,651,506 units (December 31, 2018: 2,651,506 units) and 129,658,623 units (December 31, 2018: 129,658,623 units), respectively.
Distributions
The composition of the distributions are presented in the following table:

(MILLIONS)	2019	2018
General partnership interest in a holding subsidiary held by Brookfield	$5	$5
Incentive distribution	50	40
	$55	$45
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	$268	$255
	$323	$300

F - 64

The following table summarizes certain financial information regarding General partnership interest in a holding subsidiary held by Brookfield and Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield:

(MILLIONS)	2019	2018	2017
For the year ended December 31:
Revenue	$2,980	$2,982	$2,625
Net income	273	403	51
Comprehensive income	1,998	3,667	1,401
Net income allocated to(1):
General partnership interest in a holding subsidiary held by Brookfield	—	1	(1)
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	(25)	17	(23)
As at December 31:
Property, plant and equipment, at fair value	$30,714	$29,025
Total assets	35,691	34,103
Total borrowings	11,004	10,718
Total liabilities	17,560	16,897
Carrying value of (2):
General partnership interest in a holding subsidiary held by Brookfield	68	66
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	3,315	3,252

(1)
Allocated based on weighted-average GP interest, Redeemable/Exchangeable partnership units and LP Units of 2.7 million, 129.7 million, and 178.9 million, respectively (2018: 2.7 million, 129.7 million, and 180.2 million, respectively and 2017: 2.7 million, 129.7 million, and 173.5 million, respectively).

(2)
Allocated based on outstanding GP interest, Redeemable/Exchangeable partnership units and LP Units of 2.7 million, 129.7 million, and 179.0 million, respectively (2018: 2.7 million, 129.7 million and 178.8 million, respectively).

Preferred equity
Brookfield Renewable’s preferred equity as at December 31 consists of Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) as follows:

	Shares outstanding	Cumulative dividend rate (%)	Earliest permitted redemption date	Dividends declared for the year ended December 31		Carrying value as at
(MILLIONS, EXCEPT AS NOTED)				2019	2018	December 31, 2019	December 31, 2018
Series 1 (C$136)	5.45	3.36	April 2020	$3	$4	$105	$100
Series 2 (C$113)(1)	4.51	4.26	April 2020	4	3	86	83
Series 3 (C$249)	9.96	4.40	July 2019	8	8	192	182
Series 5 (C$103)	4.11	5.00	April 2018	4	4	79	75
Series 6 (C$175)	7.00	5.00	July 2018	7	7	135	128
	31.03			$26	$26	$597	$568

(1)	Dividend rate represents annualized distribution based on the most recent quarterly floating rate.
The Class A Preference Shares do not have a fixed maturity date and are not redeemable at the option of the holders. As at December 31, 2019, none of the issued Class A Preference Shares have been redeemed by BRP Equity.
Class A Preference Shares – Normal Course Issuer Bid
In July 2019, Brookfield Renewable announced that the Toronto Stock Exchange had accepted a notice of its intention to commence a normal course issuer bid in connection with the outstanding Class A Preferred Limited Partnership Units. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total

F - 65

public float for each respective series of its Class A Preference Units. Repurchases were authorized to commence on July 9, 2019 and will terminate on July 8, 2020, or earlier should Brookfield Renewable complete its repurchases prior to such date. There were no repurchases of Class A Preferred Limited Partnership units during 2019 in connection with the normal course issuer bid.
16. PREFERRED LIMITED PARTNERS' EQUITY
Brookfield Renewable’s preferred limited partners’ equity comprises of Class A Preferred Units as follows:

(MILLIONS, EXCEPT AS NOTED)	Shares outstanding	Cumulative distribution rate (%)	Earliest permitted redemption date	Distributions declared for the year ended December 31		Carrying value as at
				2019	2018	December 31, 2019	Carrying value as at	December 31, 2018
Series 5 (C$72)	2.89	5.59	April 2018	$3	$4	$49		$49
Series 7 (C$175)	7.00	5.50	January 2021	7	7	128		128
Series 9 (C$200)	8.00	5.75	July 2021	9	9	147		147
Series 11 (C$250)	10.00	5.00	April 2022	9	9	187		187
Series 13 (C$250)	10.00	5.00	April 2023	10	9	196		196
Series 15 (C$175)	7.00	5.75	April 2024	6	—	126		—
	44.89			$44	$38	$833		$707
On March 11, 2019, Brookfield Renewable issued 7,000,000 Class A Preferred Limited Partnership Units, Series 15 (the “Series 15 Preferred Units”) at a price of C$25 per unit for gross proceeds of C$175 million ($131 million). Brookfield Renewable incurred C$6 million ($5 million) in related transaction costs inclusive of fees paid to underwriters. The holders of the Series 15 Preferred Units are entitled to receive a cumulative quarterly fixed distribution yielding 5.75% for the initial period ending April 30, 2024. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the 5-year Government of Canada bond yield plus 3.94%, and (ii) 5.75%.
The holders of the Series 15 Preferred Units will have the right, at their option, to convert their Series 15 Preferred Units into Class A Preferred Limited Partnership Units, Series 16 (the “Series 16 Preferred Units”), subject to certain conditions, on April 30, 2024 and on April 30 every five years thereafter. The holders of Series 16 Preferred Units will be entitled to receive floating rate cumulative preferential cash distributions equal to the sum of the three month Government of Canada Treasury Bill rate plus 3.94%.
As at December 31, 2019, none of the Class A, Series 5 Preferred Limited Partnership Units have been redeemed.
In July 2019, Brookfield Renewable announced that the Toronto Stock Exchange had accepted a notice of its intention to commence a normal course issuer bid in connection with the outstanding Class A Preferred Limited Partnership Units. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of its Class A Preference Units. Repurchases were authorized to commence on July 9, 2019 and will terminate on July 8, 2020, or earlier should Brookfield Renewable complete its repurchases prior to such date. Unitholders may receive a copy of the Notice of Intention for the normal course issuer bid, free of charge, by contacting Brookfield Renewable.
During the first quarter of 2020, Brookfield Renewable issued 8,000,000 Class A Preferred Limited Partnership Units, Series 17 (the “Series 17 Preferred Units”) at a price of $25 per unit for gross proceeds of $200 million. The holders of the Series 17 Preferred Units are entitled to receive a cumulative quarterly fixed distribution yielding 5.25%.
17. LIMITED PARTNERS' EQUITY
Limited partners’ equity
As at December 31, 2019, 178,977,800 LP Units were outstanding (December 31, 2018: 178,821,204 LP Units) including 56,068,944 LP Units (December 31, 2018: 56,068,944 LP Units) held by Brookfield. Brookfield owns all general partnership interests in Brookfield Renewable representing a 0.01% interest.
During the year ended December 31, 2019, 176,596 LP Units (2018: 289,641 LP Units) were issued under the distribution reinvestment plan at a total cost of $6 million (2018: $8 million).

F - 66

As at December 31, 2019, Brookfield Asset Management’s direct and indirect interest of 185,727,567 LP Units and Redeemable/Exchangeable partnership units represents approximately 60% of Brookfield Renewable on a fully-exchanged basis and the remaining approximate 40% is held by public investors.
On an unexchanged basis, Brookfield holds a 31% direct limited partnership interest in Brookfield Renewable, a 42% direct interest in BRELP through the ownership of Redeemable/Exchangeable partnership units and a direct 1% GP interest in BRELP as at December 31, 2019.
In December 2019, Brookfield Renewable terminated its existing normal course issuer bid, which was set to expire on December 30, 2019, and entered into a new normal course issuer bid in connection with its LP Units. Under the new normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 8.9 million LP Units, representing approximately 5% of the issued and outstanding LP Units, for capital management purposes. The bid will expire on December 11, 2020, or earlier should Brookfield Renewable complete its repurchases prior to such date. Unitholders may receive a copy of the Notice of Intention for the normal course issuer bid, free of charge, by contacting Brookfield Renewable. Brookfield Renewable repurchased 20,000 LP Units (2018: 1,856,798 LP Units) on December 28, 2018 on the Toronto Stock Exchange and New York Stock Exchange at a total cost of less than $1 million (2018: $51 million) that were canceled on January 31, 2019.
Distributions
The composition of the distributions are presented in the following table:

(MILLIONS)	2019	2018
Brookfield	$116	$110
External LP Unitholders	254	245
	$370	$355
In February 2020, distributions to unitholders were increased to $2.17 per LP Unit on an annualized basis, an increase of $0.11 per LP Unit, which will take effect on the distribution payable in March 2020.
18. GOODWILL
The following table provides a reconciliation of goodwill:

(MILLIONS)	Notes	Total
Balance, as at December 31, 2017		$901
Acquired through acquisition	3	27
Transfer to Assets held for sale	5	(22)
Foreign exchange		(78)
Balance, as at December 31, 2018		828
Foreign exchange		(7)
Balance, as at December 31, 2019		$821
19. CAPITAL MANAGEMENT
Brookfield Renewable’s primary capital management objectives are to ensure the sustainability of its capital to support continuing operations, meet its financial obligations, allow for growth opportunities and provide stable distributions to its LP Unitholders. Brookfield Renewable’s capital is monitored through the debt to total capitalization ratio on a corporate and consolidated basis. As at December 31, 2019 these ratios were 16% and 32%, respectively (2018: 15% and 32%, respectively).
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

F - 67

could include a limitation of distributions from the subsidiaries to Brookfield Renewable, as well as repayment of outstanding debt. Brookfield Renewable is dependent on the distributions made by its subsidiaries to service its debt.
Brookfield Renewable’s strategy during 2019, which was unchanged from 2018, was to maintain the measures set out in the following schedule as at December 31:

	Corporate		Consolidated
(MILLIONS)	2019	2018	2019	2018
Corporate credit facility(1)	$299	$721	$299	$721
Debt
Medium term notes(2)	$1,808	$1,613	$1,808	$1,613
Non-recourse borrowings(3)	—	—	8,964	8,465
	1,808	1,613	10,772	10,078
Deferred income tax liabilities, net(4)	—	—	4,421	4,049
Equity
Participating non-controlling interest - in operating subsidiaries	—	—	8,742	8,129
Preferred equity	597	568	597	568
Preferred limited partners' equity	833	707	833	707
Unitholders' equity(5)	7,959	7,802	7,959	7,802
Total capitalization	$11,197	$10,690	$33,324	$31,333
Debt to total capitalization	16%	15%	32%	32%

(1)	Draws on corporate credit facilities are excluded from the debt to total capitalization ratios as they are not a permanent source of capital.

(2)	Medium term notes are unsecured and guaranteed by Brookfield Renewable and excludes $7 million (2018: $6 million) of deferred financing fees.

(3)
Consolidated non-recourse borrowings includes $142 million (2018: $6 million) borrowed under a subscription facility of a Brookfield sponsored private fund and excludes $60 million (2018: $75 million) of deferred financing fees, net of unamortized premiums.

(4)	Deferred income tax liabilities less deferred income tax assets.

(5)	Unitholders' equity includes equity attributable to Limited partners' equity, Redeemable/Exchangeable partnership units, and GP interest.
20. EQUITY-ACCOUNTED INVESTMENTS
The following table outlines the changes in Brookfield Renewable’s equity-accounted investments:

(MILLIONS)	2019	2018	2017
Balance, beginning of year	$1,569	$721	$206
Investment	194	420	469
Share of net income	11	68	2
Share of other comprehensive income	174	426	56
Dividends received	(64)	(42)	(31)
Foreign exchange translation and other	5	(24)	19
Balance, end of year	$1,889	$1,569	$721
The following tables summarize gross revenues, net income, assets and liabilities of equity-accounted investments in aggregate:

(MILLIONS)	2019	2018	2017
Revenue	$1,443	1,305	$310
Net income (loss)	29	223	(24)
Share of net income(1)	11	68	2

(1)	Brookfield Renewable's ownership interest in these entities ranges from 13-50%.

F - 68

(MILLIONS)	2019	2018
Current assets	$1,102	$682
Property, plant and equipment, at fair value	16,256	11,999
Other assets	571	608
Current liabilities	1,279	1,080
Non-recourse borrowings	7,365	6,078
Other liabilities	2,580	1,197
21. CASH AND CASH EQUIVALENTS
Brookfield Renewable’s cash and cash equivalents as at December 31 are as follows:

(MILLIONS)	2019	2018
Cash	$103	$127
Short-term deposits	12	46
	$115	$173
22. RESTRICTED CASH
Brookfield Renewable’s restricted cash as at December 31 is as follows:

(MILLIONS)	Note	2019	2018
Operations		$87	$119
Credit obligations		69	60
Capital expenditures and development projects		17	2
Total		173	181
Less: non-current	24	(19)	(45)
Current		$154	$136
23. TRADE RECEIVABLES AND OTHER CURRENT ASSETS
Brookfield Renewable’s trade receivables and other current assets as at December 31 are as follows:

(MILLIONS)	2019	2018
Trade receivables	$406	$339
Prepaids and others	119	114
Other short-term receivables	142	109
Current portion of contract asset	51	45
	$718	$607
As at December 31, 2019, 66% (2018: 74%) of trade receivables were current. The decrease in current receivables is due to timing of settlement. Brookfield Renewable does not expect issues with collectability of these amounts. Accordingly, as at December 31, 2019 and 2018 an allowance for doubtful accounts for trade receivables was not deemed necessary. Trade receivables are generally on 30-day terms and credit limits are assigned and monitored for all counterparties. In determining the recoverability of trade receivables, management performs a risk analysis considering the type and age of the outstanding receivables and the credit worthiness of the counterparties. Management also reviews trade receivable balances on an ongoing basis.

F - 69

24. OTHER LONG-TERM ASSETS
The composition of Brookfield Renewable’s other long-term assets as at December 31 is presented in the following table:

(MILLIONS)	Note	2019	2018
Contract asset		$422	$402
Restricted cash	22	19	45
Other		71	58
		$512	$505
At December 31, 2019 and 2018, restricted cash was held primarily to satisfy lease payments and credit agreements.
Contract assets are the result of contract amendments made during the year to Brookfield Renewable’s long-term power purchase agreements with Brookfield associated with generating assets in Ontario held by Great Lakes Power Limited and Mississagi Power Trust. The net impact of these changes were offset by changes to Brookfield Renewable’s long-term energy revenue agreement with Brookfield associated with several entities owned by Brookfield Renewable in the United States, however the changes resulted in a difference in timing of cash flows. As a result, the amendments were accounted for in reflection of their substance, with the recognition of contract asset and liability balances and net financing charges to be recognized over the remainder of the term of the agreements. There are no material provisions for expected credit losses on contract assets. See Note 28 – Related party transactions, for additional details regarding Brookfield Renewable’s revenue agreements with Brookfield.
25. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Brookfield Renewable’s accounts payable and accrued liabilities as at December 31 are as follows:

(MILLIONS)	2019	2018
Operating accrued liabilities	$237	$263
Accounts payable	111	76
Interest payable on borrowings	73	76
Deferred consideration	60	30
LP Unitholders’ distributions, preferred limited partnership unit distributions and preferred dividends payable(1)	33	30
Current portion of lease liabilities	15	—
Other	61	58
	$590	$533

(1)	Includes amounts payable only to external LP Unitholders. Amounts payable to Brookfield are included in due to related parties.

F - 70

26. OTHER LONG-TERM LIABILITIES
Brookfield Renewable’s other long-term liabilities as at December 31 are comprised of the following:

(MILLIONS)	Notes	2019	2018
Contract liabilities		$562	$479
Lease liabilities		118	—
Pension obligations	30	99	80
Acquisition related provisions		68	78
Decommissioning retirement obligations		78	67
Concession payment liability		6	7
Other		56	23
		$987	$734
Brookfield Renewable has recorded decommissioning retirement obligations associated with certain power generating assets. The decommissioning retirement obligation has been established for hydroelectric, wind and solar operation sites that are expected to be restored between the years 2027 to 2137. The estimated cost of decommissioning activities is based on a third-party assessment.
Contract liabilities are the result of the amendment to the energy revenue agreement between Brookfield and several entities owned by Brookfield Renewable in the United States. See Note 24 – Other long-term assets, for additional details regarding Brookfield Renewable’s contract balances. See Note 28 – Related party transactions, for additional details regarding Brookfield Renewable’s revenue agreements with Brookfield.
Lease liabilities are the result of implementing IFRS 16 on January 1, 2019.
27. COMMITMENTS, CONTINGENCIES AND GUARANTEES
Commitments
In the course of its operations, Brookfield Renewable and its subsidiaries have entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements can be renewed and are extendable up to 2089.
Together with institutional partners, Brookfield Renewable is committed to invest C$400 million in TransAlta's convertible securities in October 2020. Brookfield Renewable also agreed, subject to certain terms and conditions, to increase its ownership of TransAlta common shares to 9% up to a price ceiling.
In the normal course of business, Brookfield Renewable will enter into capital expenditure commitments which primarily relate to contracted project costs for various growth initiatives. As at December 31, 2019, Brookfield Renewable had $36 million (2018: $71 million) of capital expenditure commitments outstanding, of which $32 million is payable in less than one year, and $4 million in two years.
Brookfield Renewable, alongside institutional partners, entered into a commitment to invest approximately $121 million to acquire a 428 MW solar development portfolio in Brazil. The transaction is expected to close in the first quarter of 2020, subject to customary closing conditions, with Brookfield Renewable expected to hold a 25% interest.
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
Brookfield Renewable, on behalf of Brookfield Renewable’s subsidiaries, and the subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. The activity on the issued letters of credit by Brookfield Renewable can be found in Note 14 – Borrowings.

F - 71

Brookfield Renewable, along with institutional investors, has provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund, the Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III and Brookfield Infrastructure Fund IV. Brookfield Renewable’s subsidiaries have similarly provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance.
Letters of credit issued by Brookfield Renewable along with institutional investors and its subsidiaries were as at the following dates:

(MILLIONS)	2019	2018
Brookfield Renewable along with institutional investors	$50	$51
Brookfield Renewable's subsidiaries	286	338
	$336	$389
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

28. RELATED PARTY TRANSACTIONS
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
Master Services Agreement
Brookfield Renewable entered into an agreement with Brookfield Asset Management pursuant to which Brookfield Asset Management has agreed to provide oversight of the business and provide the services of senior officers to Brookfield Renewable for a management service fee. The fee is paid on a quarterly basis and has a fixed quarterly component of $5 million and a variable component calculated as a percentage of the increase in the total capitalization value of Brookfield Renewable over an initial reference value (subject to an annual escalation by a specified inflation factor beginning on January 1, 2013). Total capitalization value as of December 31, 2019 is $18 billion, which against the initial reference value of $8 billion and factoring in the annual amount of $22 million (as adjusted for inflation), resulted in a management service fee payment for the year ended December 31, 2019 of $108 million (2018: $80 million and 2017: $82 million).

F - 72

BRELP Voting Agreement
In 2011, Brookfield Renewable entered into a voting agreement with Brookfield pursuant to which Brookfield Renewable, through BRPL, has a number of voting rights, including the right to direct all eligible votes in the election of the directors of BRELP’s general partner.
Power Services Agreements
Energy Marketing Internalization
In 2018, Brookfield Renewable and Brookfield entered into an agreement (the “Power Marketing Purchase Agreement”) to internalize all energy marketing capabilities in North America into Brookfield Renewable. The Power Marketing Purchase Agreement provides for the transfer of Brookfield’s existing marketing business to Brookfield Renewable, which includes the marketing, purchasing and trading of energy and energy related products in North America, providing energy marketing services and all matters incidental thereto (the “Energy Marketing Internalization”). The Energy Marketing Internalization also included the transfer of all third party power purchase agreements and, subject to certain exceptions, related party power purchase and revenue support agreements as described in further detail below.
The Energy Marketing Internalization was completed during the third quarter of 2019. The Power Agency Agreements, Energy Marketing Agreement and certain revenue agreements discussed below were transferred by Brookfield to Brookfield Renewable in connection to the Energy Marketing Internalization.
Power Agency Agreements
Certain Brookfield Renewable subsidiaries entered into Power Agency Agreements appointing Brookfield as their exclusive agent in respect of the sales of electricity, including the procurement of transmission and other additional services. In addition, Brookfield scheduled, dispatched and arranged for transmission of the power produced and the power supplied to third-parties in accordance with prudent industry practice. Pursuant to each Agreement, Brookfield was entitled to be reimbursed for any third party costs incurred, and, in certain cases, received an additional fee for its services in connection with the sale of power and for providing the other services.
On closing of the Energy Marketing Internalization, all Power Agency Agreements were transferred by Brookfield to Brookfield Renewable.
Energy Marketing Agreement
Brookfield had agreed to provide energy marketing services to Brookfield Renewable’s North American businesses. Under this Agreement, Brookfield Renewable paid an annual energy marketing fee of $18 million per year (subject to increase by a specified inflation factor beginning on January 1, 2013). See Note 9 - Direct operating costs.
On closing of the Energy Marketing Internalization, the Energy Marketing Agreement was transferred from Brookfield to Brookfield Renewable.
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

F - 73

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
Other Revenue Agreements
Pursuant to a 20-year power purchase agreement, Brookfield purchased all energy from several power facilities in Maine and New Hampshire held by Great Lakes Holding America (“GLHA”) at $37 per MWh. The energy rates were subject to an annual adjustment equal to 20% of the increase in the CPI during the previous year. On closing of the Energy Marketing Internalization, the power purchase agreement with GLHA was transferred to Brookfield Renewable.
Pursuant to a 20-year power purchase agreement, Brookfield purchased all energy from Lievre Power in Quebec at C$68 per MWh. The energy rates were subject to an annual adjustment equal to the lesser of 40% of the increase in the CPI during the previous calendar year or 3%. On closing of the Energy Marketing Internalization, the power purchase agreement with Lievre Power was transferred to Brookfield Renewable.
Pursuant to a power guarantee agreement, Brookfield purchased all energy from the two facilities of Hydro Pontiac Inc. at a price of C$68 per MWh, increased annually each calendar year beginning in 2010 by an amount equal to 40% of the increase in the CPI during the previous calendar year. This power guarantee agreement was scheduled to commence in 2019 for one facility and in 2020 for the other, upon the expiration of existing third-party power agreements. The agreement with Brookfield had an initial term to 2029 and automatically renewed for successive 20-year period with certain termination provisions. On closing of the Energy Marketing Internalization, the power guarantee agreement with Hydro Pontiac Inc. was transferred to Brookfield Renewable.
Pursuant to a 10-year Wind Levelization agreement that expired in February 2019, Brookfield mitigated any potential wind variation from the expected annual generation of 506 GWh with regards to the Prince Wind assets in Ontario. Any excess generation compared to the expected generation resulted in a payment from Brookfield Renewable to Brookfield, while a shortfall would result in a payment from Brookfield to Brookfield Renewable.
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

F - 74

Brookfield Renewable entered into a voting agreement with the Brookfield subsidiary that ultimately controls TerraForm Power. Pursuant to this voting agreement, Brookfield Renewable is entitled to direct the election of one of the four directors of the Brookfield subsidiary, thereby providing Brookfield Renewable with significant influence over this subsidiary.
Brookfield Renewable entered into voting agreements with certain Brookfield subsidiaries whereby these subsidiaries, as managing members of entities related to Brookfield Infrastructure Fund IV (the “BIF IV Entities”) in which Brookfield Renewable holds investments in power generating operations with institutional investors, agreed to provide to Brookfield Renewable the authority to direct the election of the Boards of Directors of the BIF IV Entities. Brookfield Renewable’s economic interests in the BIF IV Entities are expected to be 25%.
The following table reflects the related party agreements and transactions in the consolidated statements of income, for the year ended December 31:

(MILLIONS)	2019	2018	2017
Revenues
Power purchase and revenue agreements	$558	$535	$601
Wind levelization agreement	1	7	6
	$559	$542	$607
Direct operating costs
Energy purchases	$(22)	$(20)	$(13)
Energy marketing fee	(20)	(24)	(24)
Insurance services(1)	(23)	(25)	(19)
	$(65)	$(69)	$(56)
Interest (expense) income - borrowings	$(13)	$(8)	$—
Management service costs	$(108)	$(80)	$(82)

(1)
Insurance services are paid to a subsidiary of Brookfield Asset Management that brokers external insurance providers on behalf of Brookfield Renewable. The fees paid to the subsidiary of Brookfield Asset Management for the year ended December 31, 2019 were $1 million (2018: less than $1 million)

F - 75

The following table reflects the impact of the related party agreements and transactions on the consolidated statements of financial position as at December 31:

(MILLIONS)	Related party	2019	2018
Current assets
Contract asset	Brookfield	$51	$45
Due from related parties
Amounts due from	Brookfield	48	55
	Equity-accounted investments and other	12	10
		$111	$110
Non-current assets
Contract asset	Brookfield	$422	$402
Current liabilities
Due to related parties
Amount due to	Brookfield	$81	$54
	Equity-accounted investments and other	10	12
Accrued distributions payable on
LP Units and Redeemable/Exchangeable partnership units	Brookfield	36	35
		$127	$101
Non-current liabilities
Contract liability	Brookfield	$562	$479
Current assets
Amounts due from Brookfield are non-interest bearing, unsecured and due on demand.
Current liabilities
Amounts due to Brookfield are unsecured, payable on demand and relate to recurring transactions.
29. SUPPLEMENTAL INFORMATION
The net change in working capital balances for the year ended December 31 shown in the consolidated statements of cash flows is comprised of the following:

(MILLIONS)	2019	2018	2017
Trade receivables and other current assets	$(41)	$(122)	$(40)
Accounts payable and accrued liabilities	8	32	32
Other assets and liabilities	(54)	22	(17)
	$(87)	$(68)	$(25)
30. PENSION AND EMPLOYEE FUTURE BENEFITS
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

F - 76

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
Actuarial assumptions as at December 31:

	2019		2018		2017
(%)	Defined benefit pension plans	Non-pension benefit plans	Defined benefit pension plans	Non-pension benefit plans	Defined benefit pension plans	Non-pension benefit plans
Discount rate	1.8% - 6.9%	3.2% - 7.2%	2.5% - 7.2%	3.9% - 7.4%	2.4% - 7.3%	3.7% - 7.1%
Rate of price inflation	1.5% - 3.5%	N/A	1.5% - 3.5%	N/A	1.5% - 3.5%	N/A
Rate of compensation increases	2.5% - 4.0%	2.5% - 4.0%	2.5% - 4.0%	2.5% - 4.0%	2.5% - 4.0%	2.5% - 4.0%
Health care trend rate(1)	N/A	4.5% - 6.9%	N/A	5.3% - 6.9%	N/A	5.3% - 6.9%
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
The discount rate for benefit obligation purposes is determined, as far as possible, by reference to market yields on high quality corporate bonds. In Colombia, such market for bonds does not exist. Accordingly, the discount rate is determined by reference to yields on government bonds. Rate of compensation increases reflect the best estimate of merit increases to be provided, consistent with assumed inflation rates.
A 50 basis point change in the assumptions mentioned before, used for the calculation of the benefit obligations as at December 31, 2019, would result in the following increase (decrease) of the benefit obligations:

(MILLIONS)	Defined benefit pension plans	Non-pension benefit plans
Discount rate
50 basis point increase	$(12)	$(4)
50 basis point decrease	14	5
Rate of price inflation and inflation-linked assumptions
50 basis point increase	5	N/A
50 basis point decrease	(4)	N/A
Health care cost trend rate
50 basis point increase	N/A	4
50 basis point decrease	N/A	(3)
The sensitivity analysis presented above may not be representative of the actual change in the defined benefit obligation as it is unlikely that the change in assumptions would occur in isolation of one another as some of the assumptions may be correlated.

F - 77

The pension expense recognized in the consolidated statements of income and consolidated statements of comprehensive income for the year ended December 31:

	2019		2018		2017
(MILLIONS)	Defined benefit pension plans	Non-pension benefit plans	Defined benefit pension plans	Non-pension benefit plans	Defined benefit pension plans	Non-pension benefit plans
Current service costs	$3	$1	$3	$2	$3	$1
Past service costs (recovery)	—	—	—	—	(1)	—
Interest expense	2	3	2	3	2	3
Administrative expenses	1	—	1	—	1	—
Recognized in consolidated statement of income	6	4	6	5	5	4
Remeasurement of the net defined benefit liability:
Return on plan assets	(15)	—	5	—	(8)	—
Actuarial changes arising from changes in demographic assumptions	1	—	(1)	—	1	(2)
Actuarial changes arising from changes in financial assumptions	25	3	(9)	(4)	7	3
Experience adjustments	—	—	1	(1)	—	1
Recognized in consolidated statement of comprehensive income	11	3	(4)	(5)	—	2
Total	$17	$7	$2	$—	$5	$6
The amounts included in the consolidated statements of financial position arising from Brookfield Renewable’s obligations in respect of its defined benefit plans are as follows:

	2019		2018		2017
(MILLIONS)	Defined benefit pension plans	Non-pension benefit plans	Defined benefit pension plans	Non-pension benefit plans	Defined benefit pension plans	Non-pension benefit plans
Present value of defined benefit obligation	$188	$58	$157	$53	$172	$57
Fair value of plan assets	(143)	(4)	(126)	(4)	(135)	(5)
Net liability	$45	$54	$31	$49	$37	$52
Defined benefit obligations
The movement of the defined benefit obligation for the year ended December 31 is as follows:

	2019		2018		2017
(MILLIONS)	Defined benefit pension plans	Non-pension benefit plans	Defined benefit pension plans	Non-pension benefit plans	Defined benefit pension plans	Non-pension benefit plans
Balance, beginning of year	$157	$53	$172	$57	$158	$53
Current service cost	3	1	3	2	3	1
Past service (recovery) cost	—	—	—	—	(1)	—
Interest expense	7	3	7	3	7	3
Remeasurement losses (gains)
Actuarial changes arising from changes in demographic assumptions	1	—	(1)	—	1	(2)
Actuarial changes arising from changes in financial assumptions	25	3	(9)	(4)	7	3
Experience adjustments	—	—	1	(1)	—	1
Benefits paid	(8)	(2)	(9)	(2)	(7)	(2)
Exchange differences	3	—	(7)	(2)	4	—
Balance, end of year	$188	$58	$157	$53	$172	$57

F - 78

Expected employer’s contributions to the defined benefit plans for the year ended December 31, 2020 are $12 million.
Fair value of plan assets
The movement in the fair value of plan assets for the year ended December 31 is as follows:

	2019		2018		2017
(MILLIONS)	Defined benefit pension plans	Non-pension benefit plans	Defined benefit pension plans	Non-pension benefit plans	Defined benefit pension plans	Non-pension benefit plans
Balance, beginning of year	$126	$4	$135	$5	$119	$5
Interest income	5	—	5	—	5	—
Return on plan assets	15	—	(5)	(1)	8	—
Employer contributions	2	2	5	2	5	2
Business combination	—	—	—	—	—	—
Benefits paid	(8)	(2)	(9)	(2)	(7)	(2)
Exchange differences	3	—	(5)	—	5	—
Balance, end of year	$143	$4	$126	$4	$135	$5
The composition of plan assets as at December 31 are as follows:

(%)	2019	2018
Asset category:
Cash and cash equivalents	2	2
Equity securities	52	47
Debt securities	46	51
	100	100

F - 79

31. SUBSIDIARY PUBLIC ISSUERS
The following tables provide consolidated summary financial information for Brookfield Renewable, BRP Equity, and Finco:

(MILLIONS)	Brookfield Renewable(1)	BRP Equity	Finco	Holding Entities(1)(2)	Other Holding Subsidiaries(1)(3)	Consolidating adjustments(4)	Brookfield Renewable consolidated
As at December 31, 2019:
Current assets	$32	$408	$1,832	$133	$3,230	$(4,161)	$1,474
Long-term assets	5,428	251	2	25,068	34,500	(31,032)	34,217
Current liabilities	40	7	24	3,918	1,852	(4,163)	1,678
Long-term liabilities	—	—	1,801	300	14,440	(659)	15,882
Participating non-controlling interests - in operating subsidiaries	—	—	—	—	8,742	—	8,742
Participating non-controlling interests -in a holding subsidiary - Redeemable/Exchangeable units held by Brookfield	—	—	—	3,315	—	—	3,315
Preferred equity	—	597	—	—	—	—	597
Preferred limited partners' equity	833	—	—	844	—	(844)	833
As at December 31, 2018:
Current assets	$32	$389	$1,631	$93	$3,639	$(3,823)	$1,961
Long-term assets	5,208	239	1	24,078	32,433	(29,817)	32,142
Current liabilities	38	6	21	3,096	2,351	(3,823)	1,689
Long-term liabilities	—	—	1,607	798	13,445	(642)	15,208
Participating non-controlling interests - in operating subsidiaries	—	—	—	—	8,129	—	8,129
Participating non-controlling interests -in a holding subsidiary - Redeemable\Exchangeable units held by Brookfield	—	—	—	3,252	—	—	3,252
Preferred equity	—	568	—	—	—	—	568
Preferred limited partners' equity	707	—	—	718	—	(718)	707

(1)	Includes investments in subsidiaries under the equity method.

(2)	Includes BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Holdings (Canada) Inc. and Brookfield BRP Europe Holdings Limited, together the “Holding Entities”.

(3)	Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Finco and the Holding Entities.

(4)	Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

F - 80

(MILLIONS)	Brookfield Renewable(1)	BRP Equity	Finco	Holding Entities(1)(2)	Other Holding Subsidiaries(1)(3)	Consolidating adjustments(4)	Brookfield Renewable consolidated
For the year ended December 31, 2019
Revenues	$—	$—	$—	$2	$2,979	$(1)	$2,980
Net income (loss)	10	—	(4)	(156)	2,190	(1,767)	273
For the year ended December 31, 2018
Revenues	$—	$—	$—	$—	$2,983	$(1)	$2,982
Net income (loss)	62	7	(1)	(25)	1,305	(945)	403
For the year ended December 31, 2017
Revenues	$—	$—	$—	$—	$2,625	$—	$2,625
Net income (loss)	(4)	10	(1)	(435)	631	(150)	51

(1)	Includes investments in subsidiaries under the equity method.

(2)	Includes the Holding Entities.

(3)	Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Finco, and the Holding Entities.

(4)	Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.
See Note 14 – Borrowings for additional details regarding the medium term corporate notes issued by Finco. See Note 15 – Non-controlling interests for additional details regarding Class A Preference Shares issued by BRP Equity.
32. SUBSEQUENT EVENTS
Subsequent to year-end, Brookfield Renewable announced a non-binding proposal to acquire all of the outstanding Class A common stock of TerraForm Power, Inc. ("TerraForm Power") not currently held by Brookfield Renewable and its affiliates (the "Proposed Transaction"). Brookfield Renewable and its affiliates currently own an approximate 62% interest in TerraForm Power. Pursuant to the Proposed Transaction, each share of Class A common stock of TerraForm Power would be acquired for Class A shares of Brookfield Renewable Power Corporation ("BEPC") equivalent to 0.36 of an LP Unit (subject to adjustment on a proportionate basis to reflect the Special Distribution), and the acquisition would close concurrently with the Special Distribution. A transaction can only proceed upon approval by the special committee of TerraForm Power, a majority of TerraForm Power's stockholders not affiliated with Brookfield Renewable and other customary approvals.

F - 81