Form 20-F/A
period 2019-12-31
Brookfield Renewable Partners L.P.
filed 2020-03-18
CIK 1533232

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

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

☐ U.S. GAAP	☒ International Financial Reporting Standards as issued	☐ Other
by the International Accounting Standards Board

If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.    Item 17  ☐    Item 18  ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).    Yes  ☐    No  ☒

EXPLANATORY NOTE

Brookfield Renewable Partners L.P. (the “Partnership”) is filing this Amendment No. 1 (this “Amendment”) to its Annual Report on Form 20-F for the year ended December 31, 2019 (the “Form 20-F”) solely to supplement Item 18 of the Form 20-F with the inclusion of the financial statements of TerraForm Power, Inc. (“TerraForm Power”) as of and for the three-year period ended December 31, 2019 (the “ TerraForm Power Financial Statements”) pursuant to Rule 3-09 of Regulation S-X.

In addition, the Partnership is including in this Amendment currently dated certifications from its Chief Executive Officer and Chief Financial Officer as required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 as Exhibits 12.1 and 12.2 and Exhibits 13.1 and 13.2, respectively. This Amendment also includes the Report of Independent Registered Public Accounting Firm of TERP Spanish HoldCo, S.L. and Subsidiaries as Exhibit 99.1, as well as Exhibits 15.4, 15.5 and 15.6, which contain the consents of (i) KPMG LLP, with respect to the TerraForm Power Financial Statements as of and for the year ended December 31, 2017, (ii) Ernst & Young LLP, with respect to the TerraForm Power Financial Statements as of and for the years ended December 31, 2019 and 2018, and (iii) Deloitte, S.L., with respect to TERP Spanish HoldCo, S.L. as of December 31, 2018 and for the period from June 12, 2018 to December 31, 2018 (not presented separately herein), respectively.

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

The consolidated financial statements of TerraForm Power, Inc. are included in this Amendment No. 1 on Form 20-F/A pursuant to Rule 3-09 of Regulation S-X, beginning on page F-82.

ITEM 19.	EXHIBITS

Number	Description

1.1	Certificate of Registration of Brookfield Renewable Energy Partners L.P., dated June 29, 2011.(1)

1.2	Certificate of Deposit of Supplementary Certificate of Brookfield Renewable Energy Partners L.P., dated August 29, 2011.(1)

1.3	Certificate of Deposit of Supplementary Certificate of Brookfield Renewable Energy Partners L.P., dated December 21, 2011.(15)

1.4	Certificate of Deposit of Supplementary Certificate of Brookfield Renewable Energy Partners L.P., dated May 11, 2012.(1)

1.5	Certificate of Deposit of Supplementary Certificate of Brookfield Renewable Partners L.P., dated May 4, 2016.(6)

1.6	Certificate of Deposit of Memorandum of Increase of Share Capital, dated November 23, 2011.(15)

1.7	Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated May 3, 2016.(7)

1.8	First Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated May 25, 2016.(8)

1.9	Second Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated February 14, 2017.(9)

1.10	Third Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated January 16, 2018.(10)

1.11	Fourth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated February 28, 2019.(11)

1.12	Fifth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated March 11, 2019.(12)

1.13	Sixth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated February 24, 2020.(14)

1.14	Articles of Incorporation of Brookfield Renewable Partners Limited.(1)

1.15	Form 13 Amending the Registered Office of Brookfield Renewable Partners Limited.(1)

1.16	Bye-laws of Brookfield Renewable Partners Limited.(5)

2.1	Description of Securities(17)

4.1	Third Amended and Restated Limited Partnership Agreement of Brookfield Renewable Energy L.P., dated February 11, 2016.(4)

4.2	First Amendment to the Third Amended and Restated Limited Partnership Agreement of Brookfield Renewable Energy L.P., dated May 25, 2016.(8)

4.3	Second Amendment to the Third Amended and Restated Limited Partnership Agreement of Brookfield Renewable Energy L.P., dated February 14, 2017.(9)

4.4	Third Amendment to the Third Amended and Restated Limited Partnership Agreement of Brookfield Renewable Energy L.P., dated January 16, 2018.(10)

4.5	Fourth Amendment to the Third Amended and Restated Limited Partnership Agreement of Brookfield Renewable Energy L.P., dated February 28, 2019.(11)

4.6	Fifth Amendment to the Third Amended and Restated Limited Partnership Agreement of Brookfield Renewable Energy L.P., dated March 11, 2019.(12)

4.7	Sixth Amendment to the Third Amended and Restated Limited Partnership Agreement of Brookfield Renewable Energy L.P., dated February 24, 2020.(14)

4.8	Amended and Restated Master Services Agreement, dated February 26, 2015, by and among Brookfield Asset Management Inc., Brookfield Renewable Energy Partners L.P., Brookfield Renewable Energy L.P., and others.(2)

4.9	Relationship Agreement, dated November 28, 2011, by and among Brookfield Renewable Energy Partners L.P., Brookfield Renewable Energy L.P., the Service Provider, Brookfield Asset Management Inc., and others.(1)

4.10	Registration Rights Agreement, dated November 28, 2011, between Brookfield Renewable Energy Partners L.P. and Brookfield Renewable Power Inc.(1)

4.11	Combination Agreement, dated September 12, 2011, by and among Brookfield Renewable Power Inc., Brookfield Renewable Power Fund, Brookfield Renewable Power Trust and Brookfield Renewable Energy Partners L.P.(1)

4.12	Amended and Restated Indenture, dated as of November 23, 2011, among Brookfield Renewable Energy Partners ULC (formerly BRP Finance ULC), BNY Trust Company of Canada and The Bank of New York Mellon.(1)

4.13	Guarantee, dated November 23, 2011, by Brookfield Renewable Energy L.P. and BNY Trust Company of Canada.(1)

4.14	Guarantee, dated November 23, 2011, by Brookfield Renewable Energy Partners L.P. and BNY Trust Company of Canada.(1)

4.15	Guarantee, dated November 23, 2011, by BRP Bermuda Holdings I Limited and BNY Trust Company of Canada.(1)

4.16	Guarantee, dated November 23, 2011, by Brookfield BRP Holdings (Canada) Inc. and BNY Trust Company of Canada.(1)

4.17	Energy Revenue Agreement, dated November 23, 2011, between Brookfield Energy Marketing LP and Brookfield Power US Holding America Co.(1)

4.18	Amended and Restated Guarantee Indenture, dated November 25, 2011, by and among the Preference Share Guarantors from time to time party thereto, Brookfield Renewable Power Preferred Equity Inc. and Computershare Trust Company of Canada (Class A Preference Shares, Series 1).(1)

4.19	Amended and Restated Guarantee Indenture, dated November 25, 2011, by and among the Preference Share Guarantors from time to time party thereto, Brookfield Renewable Power Preferred Equity Inc. and Computershare Trust Company of Canada (Class A Preference Shares, Series 2).(1)

4.20	Guarantee Indenture, dated October 11, 2012, by and among the Preference Share Guarantors from time to time party thereto, Brookfield Renewable Power Preferred Equity Inc. and Computershare Trust Company of Canada (Class A Preference Shares, Series 3).(1)

4.21	Guarantee Indenture, dated October 11, 2012, by and among the Preference Share Guarantors from time to time party thereto, Brookfield Renewable Power Preferred Equity Inc., and Computershare Trust Company of Canada (Class A Preference Shares, Series 4).(1)

4.22	Guarantee Indenture, dated January 29, 2013, by and among the Preference Share Guarantors from time to time party thereto, Brookfield Renewable Power Preferred Equity Inc., and Computershare Trust Company of Canada (Class A Preference Shares, Series 5).(1)

4.23	Guarantee Indenture, dated May 1, 2013, by and among the Preference Share Guarantors from time to time party thereto, Brookfield Renewable Power Preferred Equity Inc., and Computershare Trust Company of Canada (Class A Preference Shares, Series 6).(1)

4.24	Guarantee, dated October 7, 2014, by Brookfield BRP Europe Holdings (Bermuda) Limited and BNY Trust Company of Canada.(2)

4.25	Guarantee, dated February 26, 2015, by Brookfield Renewable Investments Limited and BNY Trust Company of Canada.(2)

4.26	Guarantee Indenture, dated November 25, 2015, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Energy Partners L.P., and Computershare Trust Company of Canada (Series 7 Preferred Units).(3)

4.27	Guarantee Indenture, dated November 25, 2015, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Energy Partners L.P., and Computershare Trust Company of Canada (Series 8 Preferred Units).(3)

4.28	Guarantee Indenture, dated February 11, 2016, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Energy Partners L.P., and Computershare Trust Company of Canada (Series 5 Preferred Units).(4)

4.29	Guarantee Indenture, dated May 25, 2016, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Partners L.P., and Computershare Trust Company of Canada (Series 9 Preferred Units).(8)

4.30	Guarantee Indenture, dated May 25, 2016, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Partners L.P., and Computershare Trust Company of Canada (Series 10 Preferred Units).(8)

4.31	Guarantee Indenture, dated February 14, 2017, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Partners L.P., and Computershare Trust Company of Canada (Series 11 Preferred Units).(9)

4.32	Guarantee Indenture, dated February 14, 2017, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Partners L.P., and Computershare Trust Company of Canada (Series 12 Preferred Units).(9)

4.33	Guarantee Indenture, dated January 16, 2018, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Partners L.P., and Computershare Trust Company of Canada (Series 13 Preferred Units).(10)

4.34	Guarantee Indenture, dated January 16, 2018, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Partners L.P., and Computershare Trust Company of Canada (Series 14 Preferred Units).(10)

4.35	Guarantee Indenture, dated March 11, 2019, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Partners L.P., and Computershare Trust Company of Canada (Series 15 Preferred Units).(12)

4.36	Guarantee Indenture, dated March 11, 2019, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Partners L.P., and Computershare Trust Company of Canada (Series 16 Preferred Units).(12)

8.1	Significant subsidiaries (as defined in §210-1.02(w) of Regulation S-X) of Brookfield Renewable Partners L.P. (incorporated by reference to Item 4.C “Organizational Structure” in the Form 20-F).

11.1	Code of Business Conduct and Ethics.(13)

12.1	Certification of Sachin Shah, Chief Executive Officer of BRP Energy Group L.P., the Service Provider of Brookfield Renewable Partners L.P., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(16)

12.2	Certification of Wyatt Hartley, Chief Financial Officer of BRP Energy Group L.P., the Service Provider of Brookfield Renewable Partners L.P., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(16)

13.1	Certification of Sachin Shah, Chief Executive Officer of BRP Energy Group L.P., the Service Provider of Brookfield Renewable Partners L.P., pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes Oxley Act of 2002.(16)

13.2	Certification of Wyatt Hartley, Chief Financial Officer of BRP Energy Group L.P., the Service Provider of Brookfield Renewable Partners L.P., pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes Oxley Act of 2002.(16)

15.1	Board of Directors Charter of the Managing General Partner of Brookfield Renewable Partners L.P.(17)

15.2	Audit Committee Charter of the Managing General Partner of Brookfield Renewable Partners L.P.(17)

15.3	Consent of Ernst & Young LLP.(17)

15.4	Consent of KPMG LLP, with respect to the TerraForm Power Financial Statements as of and for the year ended December 31, 2017. (16)

15.5	Consent of Ernst & Young LLP, with respect to the TerraForm Power Financial Statements as of and for the two years ended December 31, 2019 and 2018. (16)

15.6	Consent of Deloitte, S.L., with respect to TERP Spanish HoldCo, S.L. as of December 31, 2018 and for the period from June 12, 2018 to December 31, 2018 (not presented separately herein). (16)

99.1	Report of Independent Registered Public Accounting Firm of TERP Spanish HoldCo, S.L. and Subsidiaries. (15)

101	The following materials from Brookfield Renewable Partners L.P.’s annual report on Form 20-F for the year ended December 31, 2019, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Financial Statements of Brookfield Renewable Partners L.P. and (ii) Notes to the Consolidated Financial Statements of Brookfield Renewable Partners L.P., tagged as blocks of text and in detail.(17)

(1)	Filed as an exhibit to Registration Statement on Form 20-F including all amendments thereto, with the last such amendment having been made on May 16, 2013, and incorporated herein by reference.
(2)	Filed as an exhibit to our 2014 Form 20-F as filed on February 27, 2015 and incorporated herein by reference.
(3)	Filed as an exhibit to Form 6-K on November 27, 2015, and incorporated herein by reference.
(4)	Filed as an exhibit to Form 6-K on February 11, 2016, and incorporated herein by reference.
(5)	Filed as an exhibit to our 2015 Form 20-F as filed on February 26, 2016, and incorporated herein by reference.
(6)	Filed as an exhibit to Form 6-K on May 4, 2016, and incorporated herein by reference.
(7)	Filed as an exhibit to Form 6-K on May 6, 2016, and incorporated herein by reference.
(8)	Filed as an exhibit to Form 6-K on May 26, 2016, and incorporated herein by reference.
(9)	Filed as an exhibit to Form 6-K on February 14, 2017, and incorporated herein by reference.
(10)	Filed as an exhibit to Form 6-K on January 17, 2018, and incorporated herein by reference.
(11)	Filed as an exhibit to Form 6-K on February 28, 2019, and incorporated herein by reference.
(12)	Filed as an exhibit to Form 6-K on March 11, 2019, and incorporated herein by reference.

(13)	Filed as an exhibit to Form 6-K on June 7, 2019, and incorporated herein by reference.
(14)	Filed as an exhibit to Form 6-K on February 24, 2020, and incorporated herein by reference.
(15)	Filed as an exhibit to our 2018 Form 20-F/A as filed on March 22, 2019 and incorporated herein by reference.
(16)	Filed herewith.
(17)	Previously filed.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing its annual report on Form 20-F and that it has duly caused and authorized the undersigned to sign this Amendment No. 1 to its Form 20-F on its behalf.

Dated: March 18, 2020

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

TERRAFORM POWER, INC.

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of TerraForm Power, Inc.

Opinion on Internal Control over Financial Reporting

We have audited TerraForm Power, Inc. and subsidiaries’ internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the COSO criteria). In our opinion, because of the effect of the material weakness described below on the achievement of the objectives of the control criteria, TerraForm Power, Inc. and subsidiaries (the Company) has not maintained effective internal control over financial reporting as of December 31, 2019, based on the COSO criteria.

As indicated in the accompanying Management’s Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the 320 MW distributed generation portfolio acquired on September 26, 2019, which is included in the 2019 consolidated financial statements of the Company and constituted approximately 8% of consolidated total assets as of December 31, 2019 and approximately 1% of consolidated total operating revenues for the year then ended. Our audit of internal control over financial reporting of the Company also did not include an evaluation of the internal control over financial reporting of the 320 MW distributed generation portfolio acquired on September 26, 2019.

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

•

The Company did not have sufficient resources to have effective controls over the application of GAAP and accounting measurements related to certain significant accounts, transactions and related financial statement disclosures.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the 2019 consolidated financial statements of the Company. These material weaknesses were considered in determining the nature, timing and extent of audit tests applied in our audit of the 2019 consolidated financial statements, and this report does not affect our report dated March 17, 2020, which expressed an unqualified opinion thereon.

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
March 17, 2020

Report of Independent Registered Public Accounting Firm

To the Stockholders and the Board of Directors of TerraForm Power, Inc.

Opinion on the Financial Statements

We have audited the accompanying consolidated balance sheets of TerraForm Power, Inc. and subsidiaries (the Company) as of December 31, 2019 and 2018, the related consolidated statements of operations, comprehensive loss, stockholders’ equity, and cash flows for each of the two years in the period ended December 31, 2019, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, based on our audits and the report of other auditors, the consolidated financial statements present fairly, in all material respects, the financial position of the Company at December 31, 2019 and 2018, and the results of its operations and its cash flows for each of the two years in the period ended December 31, 2019, in conformity with U.S. generally accepted accounting principles.

We did not audit the 2018 financial statements of TERP Spanish Holdco, S.L., a wholly-owned subsidiary, which reflect total assets constituting 36% at December 31, 2018, and total revenues constituting 29% in 2018, of the related consolidated totals. Those statements were audited by other auditors whose report has been furnished to us, and our opinion, insofar as it relates to the amounts included for TERP Spanish Holdco, S.L., is based solely on the report of the other auditors.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB), the Company’s internal control over financial reporting as of December 31, 2019, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework), and our report dated March 17, 2020 expressed an adverse opinion thereon.

Adoption of New Accounting Standards

As discussed in Note 2 to the consolidated financial statements, the Company changed its method for recognizing revenue as a result of the adoption of Accounting Standards Update (ASU) No. 2014-09, Revenue from Contracts with Customers (Topic 606), and the amendments in ASUs 2015-14, 2016-08, 2016-10 and 2016-12 effective January 1, 2018.

As discussed in Note 2 to the consolidated financial statements, the Company changed its accounting for leases in 2019 due to the adoption of the Accounting Standards Update (ASU) No. 2016-02, Leases (Topic 842), and the amendments in ASU No. 2018-11 effective January 1, 2019.

Basis for Opinion

These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the Company’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits and the report of other auditors during 2018 provide a reasonable basis for our opinion.

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

Accounting for Acquisitions

Description of the Matter

As described in Note 3 to the consolidated financial statements, TerraForm Power acquired several domestic distributed generation portfolios of renewable energy facilities from WGL Energy Systems, Inc. and WGSW, Inc. for a purchase price of $735 million and acquired several solar photovoltaic renewable energy facilities from subsidiaries of X-Elio Energy, S.L., a Spanish corporation, for a total purchase price of approximately $71 million (collectively, the “2019 Acquisitions”). The Company also completed the acquisition accounting and recorded measurement period adjustments in connection with the 2018 acquisition of Saeta Yield, S.A. (the “2018 Acquisition”) during the year ended December 31, 2019.

Auditing the Company’s accounting for the 2019 Acquisitions was complex due to the significant estimation required by management to determine the fair values of renewable energy facilities and identified intangible assets. Auditing the Company’s accounting for the measurement period adjustments for the 2018 Acquisition was complex due to the significant estimation required by management to determine the fair value of debt in international jurisdictions. The assumptions used to estimate the fair value of the renewable energy facilities and intangible assets included the replacement cost per megawatt, discount rate, and certain assumptions that form the basis of the prospective financial information (“PFI”) (e.g., current and future power pricing agreement rates and operational data). Further, determining the interest rates used in calculating the fair value of debt in international jurisdictions required a significant level of subjectivity as the resultant values were highly sensitive to the selected rates. These assumptions are forward looking and could be affected by future economic and market conditions.

How We Addressed the Matter in Our Audit

To test the fair value of the renewable energy facilities and intangible assets, our audit procedures included, among others, assessing the significant assumptions described above and testing the completeness and accuracy of the underlying data. For example, we evaluated the estimated cash flows based on future generation volume by comparing the estimated future generation volume to historical generation volume and comparing the forward power pricing to long term power purchase agreements or Spanish government regulated rates, as applicable. We involved our valuation specialists to assist in evaluating the significant assumptions, including replacement cost assumptions used to estimate the fair value of renewable energy facilities, discount rates, and valuation methodologies used in the Company’s models.

To test the measurement period adjustments related to the fair value of debt in international jurisdictions, we performed audit procedures that included evaluating the Company’s valuation methodology and significant assumptions. For example, with the assistance of our valuation specialists, we compared the estimated credit spreads used in the valuation of the assumed debt instruments to market information, including corporate debt indices, and evaluated the effects of prepayment provisions within the debt arrangements on the calculated fair values.

Level 3 Derivative Financial Instruments Fair Value Measurement

Description of the Matter

As described in Note 13 to the consolidated financial statements, as of December 31, 2019, the aggregate fair value of Level 3 derivative instruments was $59.3 million. The Company’s long-term physically-settled commodity contracts are considered Level 3 fair value measurements as they contain significant unobservable inputs. The Company uses a discounted cash flow valuation technique and an option model, when applicable to determine the fair value of its derivative assets.

Auditing the fair value measurement of Level 3 derivative financial instruments was complex given the complexity of the model used to value the option component of the derivative instruments and the judgmental nature of the assumptions used as inputs into the valuation model. In particular, the Company used significant unobservable inputs such as the forward commodity prices based on forward commodity curves and implied volatilities for the option component.

How We Addressed the Matter in Our Audit	To test the valuation of Level 3 derivative financial instruments, our audit procedures included, among others, evaluating the valuation methodologies used by the Company and testing significant inputs, estimates and the mathematical accuracy of the calculations. In certain instances, with the assistance of our valuation specialists, we independently determined the significant assumptions (including long-dated forward pricing and implied volatilities), calculated the resultant fair values and compared them to the Company’s estimates. We obtained forward prices from independent sources, including broker quotes and counterparty fair values, and evaluated the Company’s assumptions related to their forward curves and confirmed key inputs with counterparties. We also performed sensitivity analyses using independent sources of market data to evaluate the change in fair value of Level 3 derivative financial instruments that would result from changes in underlying assumptions.

Impairment of Long-lived Assets

Description of the Matter

As described in Note 2 to the consolidated financial statements, the Company reviews long-lived assets that are held and used for impairment whenever events or changes in circumstances indicate that their carrying amounts may not be recoverable (“impairment indicators”). When impairment indicators are identified, the Company is required to perform a recoverability test using an estimate of future undiscounted cash flows for the long-lived asset group to compare to the respective carrying amount to determine whether the asset group is recoverable.

Auditing the Company’s identification of impairment indicators involved significant auditor judgment due to the many geographic, regulatory and economic environments in which the Company operates, which requires an evaluation of a wide variety of factors in the evaluation of potential impairment indicators. Additionally, when impairment indicators were present, auditing the Company’s recoverability test involved a high degree of subjectivity as the estimates underlying the determination of undiscounted cash flows of the asset group were based on entity-specific assumptions about future performance and industry conditions. Significant assumptions used in the Company’s undiscounted cash flow estimates included energy generation forecasts and unobservable forward energy market prices. Further, the identified material weakness relating to the Company not having effective review controls over the completeness and accuracy of information derived from IT systems and end-user computing spreadsheets used in the performance of those controls affected our audit procedures in this area.

How We Addressed the Matter in Our Audit

To test the Company’s identification of impairment indicators, our audit procedures included, among others, making inquiries of management to understand changes in the businesses, reading industry journals or publications to independently identify adverse changes in the regulatory environments or the geographic areas and evaluating the completeness of management’s assessment and analysis of the identified changes and whether they represented impairment indicators.

To test the Company’s recoverability tests, our audit procedures included, among others, evaluating the significant assumptions and operating data used to estimate future undiscounted cash flows. For example, we compared the significant assumptions to power curves, current industry trends, historical generation volumes, and power purchase agreements. We also performed sensitivity analyses of the significant assumptions to evaluate the change in the undiscounted cash flow estimate that would result from changes in the assumptions. We also recalculated management’s estimated undiscounted cash flows and compared them to the carrying value of the respective long-lived asset groups.

To respond to the material weakness, we performed incremental audit procedures to assess the completeness and accuracy of data used in the recoverability tests. For example, we agreed energy prices used in the recoverability tests to power purchase agreements and evaluated the future undiscounted cash flows of the long-lived asset group by comparing them to historical revenue and expense trends.

Measurement of non-controlling interests

Description of the Matter

As described in Note 2 to the consolidated financial statements, non-controlling interests represent the portion of net assets in consolidated entities that are not owned by the Company and are reported in the consolidated balance sheets. As of December 31, 2019, non-controlling interests totaled $605 million, redeemable non-controlling interests totaled $23 million, and net loss attributable to non-controlling interests and redeemable non-controlling interests (collectively, “non-controlling interests”) for the year ended December 31, 2019 was $46 million and $12 million, respectively.

Auditing non-controlling interests was complex due to the number of unique substantive profit-sharing arrangements and the complexity involved in developing and maintaining the Hypothetical Liquidation at Book Value (“HLBV”) model for each partnership or similar agreement that is used to allocate the current period net income or loss between the Company and the non-controlling interest holders. Further, the earnings allocated to the non-controlling interest holders was sensitive to certain income tax-related inputs to the tax capital accounts that are used in the HLBV models. Further, the identified material weakness relating to the Company not having sufficient resources to have effective internal controls over the application of U.S. GAAP and accounting measurements related to significant accounts, transactions and related financial statement disclosures affected our audit procedures in this area.

How We Addressed the Matter in Our Audit	To test the measurement of non-controlling interests, our audit procedures included, among others, testing the measurement of the tax capital accounts used in the HLBV models, including verifying capital contributions and distributions to supporting documentation, evaluating the calculation and allocation of taxable income, and examining the HLBV models for compliance with the contractual provisions in the partnership or similar agreement. We tested the completeness and accuracy of the underlying data used in the HLBV models, including U.S. GAAP and income tax-related inputs. To respond to the material weakness, we involved tax subject matter professionals to assist in evaluating the calculation of the tax capital accounts in accordance with the Internal Revenue Code, as well as compliance with the contractual provisions in the partnership or similar agreement.

Realizability of Deferred Tax Assets

Description of the Matter

As described in Note 11 to the consolidated financial statements, at December 31, 2019 the Company recorded gross deferred tax assets of $768 million, which were reduced by a valuation allowance of $414 million. Deferred tax assets are reduced by a valuation allowance if, based on the weight of all available evidence, it is more likely than not that some portion, or all, of the deferred tax assets will not be realized.

Auditing management’s assessment of realizability of deferred tax assets involved complex auditor judgment because determining whether the future taxable income expected to be generated from the reversal of existing taxable temporary differences is more likely than not to result in the realization of existing deferred tax assets required management to make interpretations of the tax law and assumptions about reversal patterns that may be affected by future events.

How We Addressed the Matter in Our Audit	To test the realizability of deferred tax assets, our audit procedures included, among others, testing the Company’s analysis of the reversal of existing taxable temporary differences. For example, we tested the completeness and accuracy of the underlying data and the appropriateness of significant inputs and assumptions including the estimated reversal patterns for the existing taxable temporary differences. We tested the completeness and measurement of the Company’s tax attributes related to net operating losses and interest deduction limitation carryforwards generated in the US and foreign jurisdictions. With the assistance of our tax professionals, we evaluated the net operating loss carryforward periods as well as the amount of future taxable income that can be reduced by net operating loss carryforwards after an ownership change under Section 382 of the Internal Revenue Code.

/s/ Ernst & Young LLP

We have served as the Company’s auditor since 2018.

New York, New York
March 17, 2020

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors TerraForm Power, Inc.:

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated statements of operations, comprehensive loss, stockholders’ equity, and cash flows of TerraForm Power, Inc. and subsidiaries (the Company) for the year ended December 31, 2017, and the related notes (collectively, the consolidated financial statements). In our opinion, the consolidated financial statements present fairly, in all material respects, the results of its operations and its cash flows for year ended December 31, 2017, in conformity with U.S. generally accepted accounting principles.

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

McLean, Virginia

March 7, 2018, except for the fourth paragraph in

Note 18, as to which the date is March 15, 2019

TERRAFORM POWER, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF OPERATIONS

(In thousands, except per share data)

	Year Ended December 31,
	2019	2018	2017
Operating revenues, net	$941,240	$766,570	$610,471
Operating costs and expenses:
Cost of operations	279,896	220,907	150,733
Cost of operations—affiliate	—	—	17,601
General and administrative expenses	81,063	87,722	139,874
General and administrative expenses—affiliate	28,070	16,239	13,391
Acquisition costs	3,751	7,721	—
Acquisition costs—affiliate	920	6,925	—
Impairment of renewable energy facilities	—	15,240	1,429
Depreciation, accretion and amortization expense	434,110	341,837	246,720

Total operating costs and expenses	827,810	696,591	569,748

Operating income	113,430	69,979	40,723
Other expenses (income):
Interest expense, net	298,142	249,211	262,003
Loss on modification and extinguishment of debt, net	26,953	1,480	81,099
Gain on foreign currency exchange, net	(12,726)	(10,993)	(6,061)
Gain on sale of renewable energy facilities	(2,252)	—	(37,116)
Other income, net	(2,000)	(4,102)	(3,258)

Total other expenses, net	308,117	235,596	296,667

Loss before income tax expense (benefit)	(194,687)	(165,617)	(255,944)
Income tax expense (benefit)	11,898	(12,290)	(19,641)

Net loss	(206,585)	(153,327)	(236,303)
Less: Net (loss) income attributable to redeemable non-controlling interests	(11,983)	9,209	1,596
Less: Net loss attributable to non-controlling interests	(45,918)	(174,916)	(77,745)

Net (loss) income attributable to Class A common stockholders	$(148,684)	$12,380	$(160,154)

Weighted average number of shares:
Class A common stock—Basic and diluted	213,275	182,239	103,866
(Loss) earnings per share:
Class A common stock—Basic and diluted	$(0.70)	$0.07	$(1.61)
Distribution declared per share:
Class A common stock	$0.8056	$0.7600	$1.9400

TERRAFORM POWER, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF COMPREHENSIVE LOSS

(In thousands)

	Year Ended December 31,
	2019	2018	2017
Net loss	$(206,585)	$(153,327)	$(236,303)
Other comprehensive (loss) income, net of tax:
Foreign currency translation adjustments:
Net unrealized gain (loss) arising during the period	15,652	(9,517)	10,300
Reclassification of net realized loss into earnings[1]	—	—	14,741
Hedging activities:
Net unrealized (loss) gain arising during the period	(42,290)	198	17,612
Reclassification of net realized (gain) loss into earnings	(2,579)	(4,442)	(2,247)

Other comprehensive income, net of tax	(29,217)	(13,761)	40,406

Total comprehensive loss	(235,802)	(167,088)	(195,897)
Less comprehensive (loss) income attributable to non-controlling interests:
Net (loss) income attributable to redeemable non-controlling interests	(11,983)	9,209	1,596
Net loss attributable to non-controlling interests	(45,918)	(174,916)	(77,745)
Foreign currency translation adjustments	—	—	8,665
Hedging activities	(624)	(777)	5,992

Comprehensive loss attributable to non-controlling interests	(58,525)	(166,484)	(61,492)

Comprehensive loss attributable to Class A common stockholders	$(177,277)	$(604)	$(134,405)

(1)

Represents the reclassification of the accumulated foreign currency translation loss for almost the Company’s entire portfolio of solar power plants located in the United Kingdom, as the Company’s sale of these facilities was completed in the second quarter of 2017 as discussed in Note 3. Acquisitions and Divestitures. The pre-tax amount of $23.6 million was recognized within Gain on sale of renewable energy facilities in the consolidated statements of operations for the year ended December 31, 2017.

TERRAFORM POWER, INC. AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS

(In thousands, except share and per share data)

	As of December 31,
	2019	2018
Assets
Current assets:
Cash and cash equivalents	$237,480	$248,524
Restricted cash	35,657	27,784
Accounts receivable, net	167,865	145,161
Due from affiliates	499	196
Prepaid expenses	13,514	13,116
Derivative assets, current	15,819	14,371
Deposit on acquisitions	24,831	—
Other current assets	57,682	52,033

Total current assets	553,347	501,185
Renewable energy facilities, net, including consolidated variable interest entities of $3,188,508 and $3,064,675 in 2019 and 2018, respectively	7,405,461	6,470,026
Intangible assets, net, including consolidated variable interest entities of $690,594 and $751,377 in 2019 and 2018, respectively	1,793,292	1,996,404
Goodwill	127,952	120,553
Restricted cash	76,363	116,501
Derivative assets	57,717	90,984
Other assets	44,504	34,701

Total assets	$10,058,636	$9,330,354

Liabilities, Redeemable Non-controlling Interests and Stockholders’ Equity
Current liabilities:
Current portion of long-term debt and financing lease obligations, including consolidated variable interest entities of $55,089 and $64,251 in 2019 and 2018, respectively	$441,951	$464,332
Accounts payable, accrued expenses and other current liabilities	178,796	181,400
Due to affiliates	11,510	6,991
Derivative liabilities, current	33,969	35,559

Total current liabilities	666,226	688,282
Long-term debt and financing lease obligations, less current portion, including consolidated variable interest entities of $932,862 and $885,760 in 2019 and 2018, respectively	5,793,431	5,297,513
Operating lease obligations, less current portion, including consolidated variable interest entities of $138,816 in 2019	272,894	—
Asset retirement obligations, including consolidated variable interest entities of $116,159 and $86,457 in 2019 and 2018, respectively	287,288	212,657
Derivative liabilities	101,394	93,848
Deferred income taxes	194,539	178,849
Other liabilities	112,072	90,788

Total liabilities	7,427,844	6,561,937

Redeemable non-controlling interests	22,884	33,495
Stockholders’ equity:
Class A common stock, $0.01 par value per share, 1,200,000,000 shares authorized, 227,552,105 and 209,642,140 shares issued in 2019, and 2018, respectively	2,276	2,096
Additional paid-in capital	2,512,891	2,391,435
Accumulated deficit	(508,287)	(359,603)
Accumulated other comprehensive income	11,645	40,238
Treasury stock, 1,051,298 and 500,420 shares in 2019 and 2018	(15,168)	(6,712)

Total TerraForm Power, Inc. stockholders’ equity	2,003,357	2,067,454
Non-controlling interests	604,551	667,468

Total stockholders’ equity	2,607,908	2,734,922

Total liabilities, redeemable non-controlling interests and stockholders’ equity	$10,058,636	$9,330,354

TERRAFORM POWER, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In thousands)

											Non-controlling Interests
	Class A Common Stock Issued		Class B Common Stock Issued		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Common Stock Held in Treasury				Accumulated Deficit	Accumulated Other Comprehensive (Loss) Income		Total Equity
	Shares	Amount	Shares	Amount				Shares	Amount	Total	Capital			Total
Balance as of December 31, 2016	92,477	$920	48,202	$482	$1,467,108	$(227,050)	$22,912	(254)	$(4,025)	$1,260,347	$1,792,295	$(308,742)	$(14,406)	$1,469,147	$2,729,494
Net SunEdison investment	—	—	—	—	7,019	—	—	—	—	7,019	2,749	—	—	2,749	9,768
Equity reallocation	—	—	—	—	8,780	—	—	—	—	8,780	(8,780)	—	—	(8,780)	—
SunEdison exchange	48,202	482	(48,202)	(482)	641,452	—	(643)	—	—	640,809	(835,662)	194,210	643	(640,809)	—
Issuance of Class A common stock to SunEdison	6,493	65	—	—	(65)	—	—	—	—	—	—	—	—	—	—
Write-off of payables to SunEdison	—	—	—	—	15,677	—	—	—	—	15,677	—	—	—	—	15,677
Stock-based compensation	1,414	19	—	—	14,689	—	—	(246)	(2,687)	12,021	—	—	—	—	12,021
Net loss	—	—	—	—	—	(160,154)	—	—	—	(160,154)	—	(77,745)	—	(77,745)	(237,899)
Special Distribution payment	—	—	—	—	(285,497)	—	—	—	—	(285,497)	—	—	—	—	(285,497)
Other comprehensive income	—	—	—	—	—	—	25,749	—	—	25,749	—	—	14,657	14,657	40,406
Sale of membership interests and contributions from non-controlling interests	—	—	—	—	—	—	—	—	—	—	6,935	—	—	6,935	6,935
Distributions to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(23,345)	—	—	(23,345)	(23,345)
Deconsolidation of non-controlling interest	—	—	—	—	—	—	—	—	—	—	(8,713)	—	—	(8,713)	(8,713)
Accretion of redeemable non-controlling interest	—	—	—	—	(6,729)	—	—	—	—	(6,729)	—	—	—	—	(6,729)
Reclassification of Invenergy Wind Interest from redeemable non-controlling interests to non-controlling interests	—	—	—	—	—	—	—	—	—	—	131,822	—	—	131,822	131,822
Other	—	—	—	—	9,691	—	—	—	—	9,691	—	(5,919)	—	(5,919)	3,772

Balance as of December 31, 2017	148,586	$1,486	—	$—	$1,872,125	$(387,204)	$48,018	(500)	$(6,712)	$1,527,713	$1,057,301	$(198,196)	$894	$859,999	$2,387,712
Cumulative-effect adjustment[1]	—	—	—	—	—	15,221	5,193	—	—	20,414	—	(308)	—	(308)	20,106
Issuances of Class A common stock to affiliates	61,056	610	—	—	650,271	—	—	—	—	650,881	—	—	—	—	650,881
Stock-based compensation	—	—	—	—	257	—	—	—	—	257	—	—	—	—	257
Net income (loss)	—	—	—	—	—	12,380	—	—	—	12,380	—	(174,916)	—	(174,916)	(162,536)
Distribution	—	—	—	—	(135,234)	—	—	—	—	(135,234)	—	—	—	—	(135,234)
Other comprehensive loss	—	—	—	—	—	—	(12,984)	—	—	(12,984)	—	—	(777)	(777)	(13,761)
Contributions from non-controlling interests	—	—	—	—	—	—	—	—	—	—	7,685	—	—	7,685	7,685
Distributions to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(24,128)	—	—	(24,128)	(24,128)
Purchase of redeemable non-controlling interests	—	—	—	—	817	—	—	—	—	817	—	—	—	—	817
Other	—	—	—	—	3,199	—	11	—	—	3,210	(87)	—	—	(87)	3,123

Balance as of December 31, 2018	209,642	$2,096	—	$—	$2,391,435	$(359,603)	$40,238	(500)	$(6,712)	$2,067,454	$1,040,771	$(373,420)	$117	$667,468	$2,734,922

TERRAFORM POWER, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF STOCKHOLDERS’ EQUITY

(In thousands)

(CONTINUED)

											Non-controlling Interests
	Class A Common Stock Issued		Class B Common Stock Issued		Additional Paid-in Capital	Accumulated Deficit	Accumulated Other Comprehensive Income	Common Stock Held in Treasury				Accumulated Deficit	Accumulated Other Comprehensive (Loss) Income		Total Equity
	Shares	Amount	Shares	Amount				Shares	Amount	Total	Capital			Total
Balance as of December 31, 2018	209,642	$2,096	—	$—	$2,391,435	$(359,603)	$40,238	(500)	$(6,712)	$2,067,454	$1,040,771	$(373,420)	$117	$667,468	$2,734,922
Issuances of Class A common stock, net of issuance costs	17,889	179	—	—	298,589	—	—	—	—	298,768	—	—	—	—	298,768
Purchase of treasury stock	—	—	—	—	—	—	—	(543)	(8,353)	(8,353)	—	—	—	—	(8,353)
Stock-based compensation	21	1	—	—	492	—	—	(8)	(103)	390	—	—	—	—	390
Net loss	—	—	—	—	—	(148,684)	—	—	—	(148,684)	—	(45,918)	—	(45,918)	(194,602)
Distributions to Class A common stockholders	—	—	—	—	(171,503)	—	—	—	—	(171,503)	—	—	—	—	(171,503)
Other comprehensive loss	—	—	—	—	—	—	(28,593)	—	—	(28,593)	—	—	(624)	(624)	(29,217)
Contributions from non-controlling interests	—	—	—	—	—	—	—	—	—	—	6,356	—	—	6,356	6,356
Distributions to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(25,366)	—	—	(25,366)	(25,366)
Purchase of non-controlling interests	—	—	—	—	(687)	—	—	—	—	(687)	(393)	—	—	(393)	(1,080)
Non-cash redemption of redeemable non-controlling interests	—	—	—	—	(7,345)	—	—	—	—	(7,345)	—	—	—	—	(7,345)
Purchase of redeemable non-controlling interests	—	—	—	—	1,910	—	—	—	—	1,910	—	—	—	—	1,910
Non-controlling interests acquired in business combination	—	—	—	—	—	—	—	—	—	—	3,028	—	—	3,028	3,028

Balance as of December 31, 2019	227,552	$2,276	—	—	$2,512,891	$(508,287)	$11,645	(1,051)	$(15,168)	$2,003,357	$1,024,396	$(419,338)	$(507)	$604,551	$2,607,908

(1)	Represents the effect of the adoption of Accounting Standards Update (“ASU”) No. 2014-09, ASU No. 2016-08, ASU No. 2017-12 and ASU No. 2018-02 as of January 1, 2018.

TERRAFORM POWER, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

	Year Ended December 31,
	2019	2018	2017
Cash flows from operating activities:
Net loss	$(206,585)	$(153,327)	$(236,303)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation, accretion and amortization expense	434,110	341,837	246,720
Amortization of favorable and unfavorable rate revenue contracts, net	39,940	38,767	39,576
Loss on modification and extinguishment of debt, net	26,953	1,480	81,099
Gain on sale of renewable energy facilities	(2,252)	—	(37,116)
Impairment of renewable energy facilities	—	15,240	1,429
Loss on disposal of renewable energy facilities	15,483	6,231	5,828
Amortization of deferred financing costs, debt discounts, and premiums	14,224	11,009	23,729
Unrealized (gain) loss on interest rate swaps	(4,658)	(13,116)	2,425
(Reductions) charges to allowance for doubtful accounts, net	(4,239)	4,510	339
Unrealized loss on commodity contract derivatives, net	14,036	4,497	6,847
Recognition of deferred revenue	(3,457)	(1,320)	(18,238)
Stock-based compensation expense	492	257	16,778
Gain on foreign currency exchange, net	(11,480)	(12,899)	(5,583)
Deferred taxes	6,983	(14,891)	(19,911)
Other, net	231	—	254
Changes in assets and liabilities, excluding the effect of acquisitions and divestitures:
Accounts receivable	(8,310)	12,569	(2,939)
Prepaid expenses and other current assets	975	(5,512)	803
Accounts payable, accrued expenses and other current liabilities	(17,000)	(18,976)	(42,537)
Due to affiliates, net	4,215	3,023	3,968
Other, net	28,783	33,822	29

Net cash provided by operating activities	328,444	253,201	67,197

Cash flows from investing activities:
Capital expenditures	(21,184)	(22,445)	(8,392)
Proceeds from the settlement of foreign currency contracts, net	29,806	47,590	—
Proceeds from divestiture of renewable energy facilities, net of cash and restricted cash disposed	10,848	—	183,235
Proceeds from energy rebate and reimbursable interconnection costs	5,117	8,733	25,679
Payments to acquire businesses, net of cash and restricted cash acquired	(731,782)	(886,104)	—
Payments to acquire renewable energy facilities from third parties, net of cash and restricted cash acquired	(73,682)	(8,315)	—
Proceeds from insurance reimbursement	—	1,543	—
Other investing activities	6,244	—	5,750

Net cash (used in) provided by investing activities	(774,633)	(858,998)	206,272

TERRAFORM POWER, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

(CONTINUED)

	Year Ended December 31,
	2019	2018	2017
Cash flows from financing activities:
Proceeds from issuance of Class A common stock, net of issuance costs	298,767	650,000	—
Purchase of treasury stock	(8,353)	—	—
Proceeds from the Senior Notes due 2030	700,000	—	—
Repayment of Senior Notes due 2025	(300,000)	—	—
Proceeds from the Senior Notes due 2023, net	—	—	494,985
Repayment of the Old Senior Notes due 2023	—	—	(950,000)
Proceeds from the Senior Notes due 2028, net	—	—	692,979
Revolver draws	492,500	679,000	265,000
Revolver repayments	(869,500)	(362,000)	(205,000)
Old Revolver repayments	—	—	(552,000)
Proceeds from the Term Loan, net	—	—	344,650
Termination of the Term Loan	(343,875)	—	—
Term Loan principal repayments	(2,625)	(3,500)	—
Proceeds from borrowings of non-recourse long-term debt	792,216	236,251	79,835
Principal payments and prepayments on non-recourse long-term debt	(557,099)	(259,017)	(569,463)
Proceeds from the Bridge Facility	475,000	—	—
Proceeds from the Sponsor Line—affiliate	—	86,000	—
Repayments of the Sponsor Line—affiliate	—	(86,000)	—
Senior Notes prepayment penalties	(18,366)	—	(50,712)
Debt financing fees paid	(37,597)	(9,318)	(29,972)
Sale of membership interests and contributions from non-controlling interests	6,356	7,685	6,935
Purchase of membership interests and distributions to non-controlling interests	(30,509)	(29,163)	(31,163)
Net SunEdison investment	—	—	7,694
Due to affiliates, net	—	4,803	(8,869)
Cash distributions to Class A common stockholders	(171,503)	(135,234)	(285,497)
Payments to terminate interest rate swaps	(18,600)	—	—
Recovery of related party short-swing profit	—	2,994	—
Other financing activities	—	—	1,085

Net cash provided by (used in) financing activities	406,812	782,501	(789,513)

Net (decrease) increase in cash, cash equivalents and restricted cash	(39,377)	176,704	(516,044)
Net change in cash, cash equivalents and restricted cash classified within assets held for sale	—	—	54,806
Effect of exchange rate changes on cash, cash equivalents and restricted cash	(3,932)	(8,682)	3,188
Cash, cash equivalents and restricted cash at the beginning of the year	392,809	224,787	682,837

Cash, cash equivalents and restricted cash at the end of the year	$349,500	$392,809	$224,787

Supplemental Disclosures:
Cash paid for interest, net of amounts capitalized	$294,145	$250,734	$260,685
Cash paid for income taxes	2,062	430	—

TERRAFORM POWER, INC. AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS

(In thousands)

(CONTINUED)

	Year Ended December 31,
	2019	2018	2017
Schedule of non-cash activities:
Right-of-use assets recognized under Topic 842	$262,142	$—	$—
Right-of-use liabilities recognized under Topic 842	256,015	—	—
Additions to renewable energy facilities in accounts payable and accrued expenses	1,455	4,000	1,622
Adjustment to ARO related to change in accretion period	27,917	(15,734)	—
ARO assets and obligations from acquisitions	33,143	68,441	—
Long-term debt assumed in connection with acquisitions	151,713	1,932,743	—
Write-off of payables to SunEdison to additional paid-in capital	—	—	15,677
Issuance of class A common stock to affiliates for settlement of litigation	—	881	—

TERRAFORM POWER, INC. AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

(Dollar amounts in thousands, except per share data, unless otherwise noted)

1. NATURE OF OPERATIONS AND ORGANIZATION

Nature of Operations

TerraForm Power, Inc. (“TerraForm Power” and, together with its subsidiaries, the “Company”) is a holding company and its primary asset is an equity interest in TerraForm Power, LLC (“Terra LLC”). TerraForm Power is the managing member of Terra LLC and operates, controls and consolidates the business affairs of Terra LLC, which through its subsidiaries owns and operates renewable energy facilities that have long-term contractual arrangements to sell the electricity generated by these facilities to third parties. The related green energy certificates, ancillary services and other environmental attributes generated by these facilities are also sold to third parties. The Company is sponsored by Brookfield Asset Management Inc. (“Brookfield”) and its primary business strategy is to acquire operating solar and wind assets in North America and Western Europe. The Company is a controlled affiliate of Brookfield. As of December 31, 2019, affiliates of Brookfield held approximately 62% of the Company’s Common Stock.

Brookfield Renewable Non-Binding Proposal and Signing of Reorganization Agreement

On January 11, 2020, the Company received an unsolicited and non-binding proposal (the “Brookfield Proposal”) from Brookfield Renewable Partners L.P. (“Brookfield Renewable”), an affiliate of Brookfield, to acquire all of the outstanding shares of Common Stock of the Company, other than the approximately 62% shares held by Brookfield and its affiliates. The Brookfield Proposal expressly conditioned the transaction contemplated thereby on the approval of a committee of the Board of Directors of the Company (the “Board”) consisting solely of independent directors and the approval of a majority of the shares held by the Company’s stockholders not affiliated with Brookfield Renewable and its affiliates. Following the Company’s receipt of the Brookfield Proposal, the Board formed a special committee (the “Special Committee”) of non-executive, disinterested and independent directors to, among other things, review, evaluate and consider the Brookfield Proposal and, if the Special Committee deemed appropriate, negotiate a transaction with Brookfield Renewable or explore alternatives thereto. The Board resolutions establishing the Special Committee expressly provided that the Board would not approve the transaction contemplated by the Brookfield Proposal or any alternative thereto without a prior favorable recommendation by the Special Committee. Brookfield Renewable holds an approximately 30% indirect economic interest in TerraForm Power.

On March 16, 2020, pursuant to the Brookfield Proposal, the Company and Brookfield Renewable and certain of their affiliates entered into a definitive agreement (the “Reorganization Agreement”) for Brookfield Renewable to acquire all of the Company’s outstanding shares of Common Stock, other than the approximately 62% currently owned by Brookfield Renewable and its affiliates (the transactions contemplated by the Reorganization Agreement, the “Transactions”). Pursuant to the Reorganization Agreement, each holder of a share of Common Stock that is issued and outstanding immediately prior to the consummation of the Transactions will receive, at each such shareholder’s election, 0.381 of a Brookfield Renewable limited partnership unit or of a Class A exchangeable subordinate voting share of Brookfield Renewable Corporation, a Canadian subsidiary of Brookfield Renewable which is expected to be publicly listed as of the consummation of the Transactions. The Special Committee has unanimously recommended that the Company’s unaffiliated shareholders approve the Transactions. Consummation of the Transactions is subject to the non-waivable approval of a majority of the Company’s shareholders not affiliated with Brookfield Renewable, receipt of required regulatory approvals and other customary closing conditions.

The Consummation of the Brookfield Sponsorship Transaction and the Settlement with SunEdison

Prior to the consummation of the Merger (as defined below) on October 16, 2017, TerraForm Power was a controlled affiliate of SunEdison (together with its consolidated subsidiaries and excluding the Company and TerraForm Global, Inc. (“TerraForm Global”) and their subsidiaries, “SunEdison”). Upon the consummation of the Merger, a change of control of TerraForm Power occurred, and Orion US Holdings 1 L.P. (“Orion Holdings”), an affiliate of Brookfield, held 51% of the voting securities of TerraForm Power. As a result of the Merger, TerraForm Power is no longer a controlled affiliate of SunEdison and became a controlled affiliate of Brookfield. In June 2018, TerraForm Power closed a private placement to certain affiliates of Brookfield such that, as of December 31, 2018, affiliates of Brookfield held approximately 65% of TerraForm Power’s Common Stock. On October 8, 2019, the Company completed a public offering and a simultaneous private placement to certain affiliates of Brookfield of its Common Stock whereby as of December 31, 2019, the combined ownership of affiliates of Brookfield was approximately 62%.

On April 21, 2016, SunEdison and certain of its domestic and international subsidiaries (the “SunEdison Debtors”) voluntarily filed for protection under Chapter 11 of the U.S. Bankruptcy Code (the “SunEdison Bankruptcy”). In response to SunEdison’s financial and operating difficulties, the Company initiated a process for the exploration and evaluation of potential strategic alternatives for the Company, including potential transactions to secure a new sponsor or sell the Company, and a process to settle claims with SunEdison. This process resulted in the Company’s entry into a definitive Merger and Sponsorship Transaction agreement on March 6, 2017 with Orion Holdings and BRE TERP Holdings Inc. (“Merger Sub”), a wholly-owned subsidiary of Orion Holdings, each of which is an affiliate of Brookfield. At the same time, the Company and SunEdison also entered into a settlement agreement (the “Settlement Agreement”) and a voting and support agreement (the “Voting and Support Agreement”), to among other things, facilitate the closing of the Merger and the settlement of claims between the Company and SunEdison.

On October 6, 2017, the Merger Agreement was approved by the holders of a majority of the outstanding Class A shares of TerraForm Power, excluding SunEdison, Orion Holdings, any of their respective affiliates or any person with whom any of them has formed (and not terminated) a “group” (as such term is defined in the Securities Exchange Act of 1934 as amended, the “Exchange Act”) and by the holders of a majority of the total voting power of the outstanding shares of the

Company’s common stock entitled to vote on the transaction. With these votes, all conditions to the merger transaction contemplated by the Merger Agreement were satisfied. On October 16, 2017, Merger Sub merged with and into TerraForm Power (the “Merger”), with TerraForm Power continuing as the surviving corporation in the Merger. Immediately following the consummation of the Merger, there were 148,086,027 Class A shares of TerraForm Power outstanding (which excludes 138,402 Class A shares that were issued and held in treasury to pay applicable employee tax withholdings for restricted stock units (“RSUs”) held by employees that vested upon the consummation of the Merger) and Orion Holdings held 51% of such shares. In addition, pursuant to the Merger Agreement, at or prior to the effective time of the Merger, the Company and Orion Holdings (or one of its affiliates), among other parties, entered into a suite of agreements providing for sponsorship arrangements, including a master services agreement, relationship agreement, governance agreement and a sponsor line of credit (the “Sponsorship Transaction”), as are more fully described in Note 10. Long-term Debt and Note 21. Related Parties.

Immediately prior to the effective time of the Merger, pursuant to the Settlement Agreement, SunEdison exchanged all of the Class B units held by SunEdison or any of its controlled affiliates in Terra LLC for 48,202,310 Class A shares of TerraForm Power, and as a result of this exchange, all shares of Class B common stock of TerraForm Power held by SunEdison or any of its controlled affiliates were automatically redeemed and retired. Pursuant to the Settlement Agreement, immediately following this exchange, the Company issued to SunEdison additional Class A shares such that immediately prior to the effective time of the Merger, SunEdison and certain of its affiliates held an aggregate number of Class A shares equal to 36.9% of the Company’s fully diluted share count (which was subject to proration based on the Merger consideration election results as discussed in Note 16. Stockholders’ Equity). SunEdison and certain of its affiliates also transferred all of the outstanding IDRs of Terra LLC held by SunEdison or certain of its affiliates to Brookfield IDR Holder at the effective time of the Merger. Under the Settlement Agreement, upon the consummation of the Merger, all agreements between the Company and the SunEdison Debtors were deemed rejected, subject to certain limited exceptions, without further liability, claims or damages on the part of the Company. The settlements, mutual release and certain other terms and conditions of the Settlement Agreement also became effective upon the consummation of the Merger, as more fully discussed in Note 21. Related Parties.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Principles of Consolidation

The accompanying consolidated financial statements represent the results of TerraForm Power, which consolidates Terra LLC through its controlling interest.

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). They include the results of wholly-owned and partially-owned subsidiaries in which the Company has a controlling interest with all significant intercompany accounts and transactions eliminated.

The Company elected not to push-down the application of the acquisition method of accounting to its consolidated financial statements following the consummation of the Merger and the change of control that occurred, as discussed in Note 1. Nature of Operations and Organization.

Reclassifications

Certain prior period amounts that existed within the consolidated balance sheets as of December 31, 2018, have been reclassified to conform to the current period presentation. Specifically, the Company presented the balances of current and non-current derivative assets and liabilities, and prepaid expenses separately on the consolidated balance sheets. Additionally, the Company presented the balances of current and non-current deferred revenue as components of current and non-current other liabilities, as appropriate.

Use of Estimates

In preparing the consolidated financial statements, the Company uses estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities as of the date of the financial statements. Such estimates also affect the reported amounts of revenues, expenses, and cash flows during the reporting period. To the extent there are material differences between the estimates and actual results, the Company’s future results of operations would be affected.

Cash and Cash Equivalents

Cash and cash equivalents include all cash balances and money market funds with original maturity periods of three months or less when purchased.

Restricted Cash

Restricted cash consists of cash on deposit in financial institutions that is restricted to satisfy the requirements of certain debt agreements and funds held within the Company’s project companies that are restricted for current debt service payments and other purposes in accordance with the applicable debt agreements. These restrictions include: (i) cash on deposit in collateral accounts, debt service reserve accounts and maintenance reserve accounts; and (ii) cash on deposit in operating accounts but subject to distribution restrictions related to debt defaults existing as of the date of the balance sheet. Restricted cash that is not expected to become unrestricted within twelve months from the date of the balance sheet is presented within non-current assets in the consolidated balance sheets.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are reported on the consolidated balance sheets, including both billed and unbilled amounts, and are adjusted for the allowance for doubtful accounts and any write-offs. The Company establishes an allowance for doubtful accounts to adjust its receivables to amounts considered to be ultimately collectible, and charges to the allowance are recorded within general and administrative expenses or cost of operations, as appropriate, in the consolidated statements of operations. The Company’s allowance for doubtful accounts is based on a variety of factors, including the length of time receivables are past due, significant one-time events, the financial health of its customers, and historical experience. The allowance for doubtful accounts was $1.4 million and $1.6 million as of December 31, 2019, and 2018, respectively, and charges (reductions) to the allowance recorded within general and administrative expenses for the years ended December 31, 2019, 2018 and 2017 were $0.2 million, $0.1 million and $(1.5) million, respectively. Accounts receivable are written off in the period in which the receivable is deemed uncollectible, and collection efforts have been exhausted. There were no write-offs of accounts receivable for the years ended December 31, 2019, 2018, and 2017.

Renewable Energy Facilities

Renewable energy facilities consist of solar generation and storage facilities and wind power plants that are stated at cost. Expenditures for major additions and improvements are capitalized, and minor replacements, maintenance, and repairs are charged to expense as incurred. Depreciation of the Company’s solar and storage facilities is recognized using the straight-line composite method over their estimated useful lives which ranged from 12 to 28 years and 23 to 30 years, as of December 31, 2019 and 2018, respectively. Under this method, the Company’s assets with similar characteristics and estimated useful lives are grouped and depreciated as a single unit. Depreciation of the Company’s wind power plant is calculated based on the major components of wind power plants and is recognized over the estimated periods during which these major components remain in service. The Company’s major components of wind power plants had remaining useful lives ranging from 8 to 36 years. As of December 31, 2019 and 2018, they had a weighted average remaining useful life of 19 and 21 years, respectively.

Construction in-progress represents the cumulative construction costs, including the costs incurred for the purchase of major equipment and engineering costs and any capitalized interest. Once the project achieves commercial operation, the Company reclassifies the amounts recorded in construction in progress to renewable energy facilities in service.

Finite-Lived Intangibles

The Company’s finite-lived intangible assets and liabilities represent revenue contracts, consisting of long-term licensing agreements, power purchase contracts (“PPAs”), and renewable energy credits (“RECs”) that were obtained through third-party acquisitions. The revenue contract intangibles comprise favorable and unfavorable rate PPAs and REC agreements and the in-place value of market-rate PPAs. Intangible assets and liabilities that have determinable estimated lives are amortized on a straight-line basis over those estimated lives. Amortization of favorable and unfavorable rate revenue contracts is recorded within operating revenues, net in the consolidated statements of operations. Amortization expense related to the licensing contracts and in-place value of market-rate revenue contracts is recorded within depreciation, accretion and amortization expense in the consolidated statements of operations. The straight-line method of amortization is used because it best reflects the pattern in which the economic benefits of the intangibles are consumed or otherwise used up. The amounts and useful lives assigned to intangible assets acquired and liabilities assumed impact the amount and timing of future amortization.

Impairment of Renewable Energy Facilities and Intangibles

Long-lived assets that are held and used are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amounts may not be recoverable. An impairment loss is recognized when indicators of impairment are present and the total future estimated undiscounted cash flows expected from an asset are less than its carrying value. The Company review our current activities, changes in the conditions of our renewable energy facilities and the market conditions in which they operate to determine the existence of any indicators requiring an impairment analysis. Indicators of potential impairment for a long-lived asset group, generally this is an individual renewable energy project, include a substantial and sustained decline in the trading price of our Common Stock, severe adverse changes in the financial condition of a customer to our offtake agreements, a significant decline in forecasted operating revenues and earnings of our operating projects, and deterioration in the performance of our renewable energy facilities. An impairment charge is measured as the difference between a long lived asset group’s carrying amount and its fair value. The fair values are determined by a variety of valuation methods, including appraisals, sales prices of similar assets, and present value techniques.

During the year ended December 31, 2018, the Company recognized a $15.2 million non-cash impairment charge within its Solar reporting segment related to an operating project within a distributed generation portfolio due to the bankruptcy of a significant customer. During the year ended December 31, 2017, the Company recognized an impairment charge of $1.4 million, within impairment of renewable energy facilities in the consolidated statements of operations, on its 11.4 MW portfolio of residential rooftop solar assets that was classified as held for sale as of December 31, 2016, and subsequently sold in 2017. See Note 3. Acquisitions and Divestitures and Note 6. Renewable Energy Facilities for further discussion.

Goodwill

The Company evaluates goodwill for impairment at least annually on December 1. The Company performs an impairment test between scheduled annual tests if facts and circumstances indicate that it is more-likely-than-not that the fair value of a reporting unit that has goodwill is less than its carrying value. A reporting unit is either the operating segment level or one level below, which is referred to as a component. The level at which the impairment test is performed requires judgment as to whether the operations below the operating segment constitute a self-sustaining business or whether the operations are similar such that they should be aggregated for purposes of the impairment test. The Company defines its reporting units to be consistent with its operating segments.

The Company may first make a qualitative assessment of whether it is more-likely-than-not that a reporting unit’s fair value is less than its carrying value to determine whether it is necessary to perform the quantitative goodwill impairment test. The qualitative impairment test includes considering various factors, including macroeconomic conditions, industry and market conditions, cost factors, a sustained share price or market capitalization decrease, and any reporting unit specific events. If it is determined through the qualitative assessment that a reporting unit’s fair value is more-likely-than-not greater than its carrying value, the quantitative impairment test is not required. If the qualitative assessment indicates it is more-likely-than-not that a reporting unit’s fair value is not greater than its carrying value, the Company must perform the quantitative impairment test. The Company may also elect to proceed directly to the quantitative impairment test without considering such qualitative factors.

The quantitative impairment test is the comparison of the fair value of a reporting unit with its carrying amount, including goodwill. In accordance with the authoritative guidance over fair value measurements, the Company defines the fair value of a reporting unit as the price that would be received to sell the unit as a whole in an orderly transaction between market participants at the measurement date. The Company primarily uses the income approach methodology of valuation, which uses the discounted cash flow method to estimate the fair values of the Company’s reporting units. The Company does not believe that a cost approach is relevant to measuring the fair values of its reporting units.

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

The Company performed a qualitative impairment test for the goodwill balance of $128.0 million, and concluded that the carrying amount of the related reporting units does not exceed its fair value. No goodwill impairment charges were recorded for the years ended December 31, 2019, 2018 and 2017.

Financing Lease Obligations

Certain of the Company’s assets were financed with sale-leaseback arrangements. Proceeds received from a sale-leaseback are treated using the financing method when the sale of the renewable energy facility is not recognizable. A sale is not recognized when the leaseback arrangements include a prohibited form of continuing involvement, such as an option or obligation to repurchase the assets under the Company’s master lease agreements. Under these arrangements, the Company does not recognize any profit until the sale is recognizable, which the Company expects to recognize at the end of the arrangement when the contract is canceled and the initial deposits received are forfeited by the financing party.

The Company is required to make rental payments throughout the leaseback arrangements. These payments are allocated between principal and interest payments using an effective yield method.

Deferred Financing Costs

Financing costs incurred in connection with obtaining senior notes and term financing are deferred and amortized over the maturities of the respective financing arrangements using the effective interest method and are presented as a direct deduction from the carrying amount of the related debt (see Note 10. Long-term Debt for additional details), except for the costs related to the Company’s revolving credit facilities, which are presented as a non-current asset on the consolidated balance sheets within other assets. As of December 31, 2019, 2018 and 2017, the Company had $10.8 million, $6.7 million, and $9.4 million, respectively, of unamortized deferred financing costs related to its revolving credit facilities.

Inventory

Inventory consists of spare parts and is recorded at the lower of the weighted average cost of purchase or net realizable value within other current assets in the consolidated balance sheets. Spare parts are expensed to cost of operations in the consolidated statements of operations or capitalized to renewable energy facilities when installed or used, as appropriate.

Asset Retirement Obligations

Asset retirement obligations are accounted for in accordance with Accounting Standards Codification (“ASC”) 410-20, Asset Retirement Obligations. Retirement obligations associated with renewable energy facilities included within the scope of ASC 410-20 are those for which a legal obligation exists under enacted laws, statutes, and written or oral contracts, and for which the timing and/or method of settlement may be conditional on a future event. Asset retirement obligations are recognized at fair value in the period in which they are incurred, and a corresponding asset retirement costs are recognized within the related renewable energy facilities. Over time, the asset retirement cost is depreciated over the estimated useful life of the related renewable energy facility, and the asset retirement obligation is accreted to its expected future value.

The Company generally reviews its asset retirement obligations annually, based on its review of updated cost studies, as necessary, and its evaluation of cost escalation factors. The Company evaluates newly assumed costs or substantive changes in previously assumed costs to determine if the cost estimate impacts are sufficiently material to warrant the application of the updated estimates to the asset retirement obligations. Changes resulting from revisions to the timing or amount of the original estimate of cash flows are recognized as an increase or a decrease in the asset retirement cost to the extent applicable.

Revenue from Contracts with Customers

Adoption of Topic 606

On January 1, 2018, the Company adopted ASU No. 2014-09, Revenue from Contracts with Customers and ASU No. 2016-08, Revenue from Contracts with Customers (Topic 606), Principal versus Agent Considerations (Reporting Revenue Gross versus Net) (collectively referred to as “Topic 606”) for all revenue contracts in scope, which primarily included bundled energy and incentive sales through PPAs, individual REC sales, and upfront sales of federal and state incentive benefits recorded. The Company elected to use the contract modification practical expedient for purposes of computing the cumulative-effect adjustment recorded to the balances of stockholders’ equity as of January 1, 2018.

The Company evaluated the impact of Topic 606 as it relates to the individual sale of RECs. In certain jurisdictions, there may be a lag between physical generation of the underlying energy and the transfer of RECs to the customer due to administrative processes imposed by state regulations. Under the Company’s previous accounting policy, revenue was recognized as the underlying electricity was generated if the sale had been contracted with the customer. Based on the framework in Topic 606, for a portion of the existing individual REC sale arrangements where the transfer of control to the customer is determined to occur upon the transfer of the RECs, the Company currently recognizes revenue commensurate with the transfer of RECs to the customer as compared to the generation of the underlying energy under the previous accounting policy. Revenue recognition practices for the remainder of existing individual REC sale arrangements remain the same; that is, revenue is recognized based on the underlying generation of energy because the contracted RECs are produced from a designated facility and control of the RECs transfers to the customer upon generation of the underlying energy. The adoption of

Topic 606, as it relates to the individual sale of RECs, resulted in an increase in accumulated deficit on January 1, 2018, of $20.5 million, net of tax, and net of $0.3 million and $4.5 million that were allocated to non-controlling interests and redeemable non-controlling interests, respectively. The adjustments for accumulated deficit and non-controlling interests are reflected within cumulative-effect adjustment in the consolidated statements of stockholders’ equity for the year ended December 31, 2018, and the redeemable non-controlling interests adjustment is reflected within cumulative-effect adjustment in the redeemable non-controlling interests roll-forward presented in Note 18. Non-controlling Interests.

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

PPA Rental Income

The majority of the Company’s energy revenue is derived from long-term PPAs accounted for as operating leases under ASC 840, Leases. Rental income under these lease agreements is recorded as revenue when the electricity is delivered to the customer. The Company adopted ASC 842, Leases on January 1, 2019, and elected certain of the practical expedients permitted in the issued standard, including the expedient that permits the Company to retain its existing lease assessment and classification.

Solar and Wind PPA Revenue

PPAs that are not accounted for under the scope of leases or derivatives are accounted for under Topic 606. The Company typically delivers bundled goods consisting of energy and incentive products for a singular rate based on a unit of generation at a specified facility over the term of the agreement. In these types of arrangements, the volume reflects total energy generation measured in Kilowatt hours (“kWhs”), which can vary period to period depending on system and resource availability. The contract rate per unit of generation (kWhs) is generally fixed at contract inception; however, certain pricing arrangements can provide for time-of-delivery, seasonal, or market index adjustment mechanisms over time. The customer is invoiced monthly equal to the volume of energy delivered multiplied by the applicable contract rate.

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

Regulated Solar and Wind Energy Revenue

Regulated solar and wind includes revenue generated by Saeta’s solar and wind operations in Spain, which are subject to regulations applicable to companies that generate production from renewable sources for facilities located in Spain. While Saeta’s Spanish operations are regulated by the Spanish regulator, the Company has determined that the Spanish entities do not meet the criteria of a rate-regulated entity under ASC 980 Regulated Operations, since the rates established by the Spanish regulator are not designed to recover the entity’s costs of providing its energy generation services. Accordingly, the Company applied Topic 606 to recognize revenue for these customer contract arrangements. The Company has distinct performance obligations to deliver electricity, capacity, and incentives which are discussed below.

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

The Company has a stand-ready performance obligation to deliver capacity in the Spanish electricity market in which these renewable energy facilities are located. Proceeds received by the Company from the customer in exchange for capacity are determined by a remuneration on an investment per unit of installed capacity that is determined by the Spanish regulators. The Company satisfies its performance obligation for capacity under a time-based measure of progress and recognizes revenue by allocating the total annual consideration evenly to each month of service.

Regulated Solar and Wind Incentive Revenue

For the Company’s Spanish solar renewable energy facilities, the Company has identified a performance obligation linked to an incentive that is distinct from the electricity and capacity deliveries discussed above. For solar technologies under the Spanish market, the customer makes an operating payment per MWh which is calculated based on the difference of a standard cost and an expected market price, both, determined by the Spanish regulator. The customer is invoiced monthly equal to the volume of energy produced multiplied by the regulated rate. The performance obligation is satisfied when the Company generates electricity from the solar renewable facility. The Company recognizes revenue based on the amount invoiced each month.

Amortization of Favorable and Unfavorable Rate-Revenue Contracts

The Company accounts for its business combinations by recognizing in the financial statements the identifiable assets acquired, the liabilities assumed and any non-controlling interests in the acquiree at fair value at the acquisition date. Intangible amortization of certain revenue contracts acquired in business combinations (favorable and unfavorable rate PPAs and REC agreements) is recognized on a straight-line basis over the remaining contract term. The current period amortization for favorable rate revenue contracts is reflected as a reduction to operating revenues, net, and amortization for unfavorable rate revenue contracts is reflected as an increase to operating revenues, net. See Note 7. Intangible Assets, Net and Goodwill for additional details.

Solar and Wind Incentive Revenue

The Company generates incentive revenue from individual incentive agreements relating to the sale of RECs and performance-based incentives to third-party customers that are not bundled with the underlying energy output. The majority of individual REC sales reflect a fixed quantity, fixed price structure over a specified term. The Company views REC products in these arrangements as distinct performance obligations satisfied at a point in time. Since the REC products delivered to the customer are not linked to the underlying generation of a specified facility, these RECs are recognized into revenue when delivered. The Company typically receives payment within 30 days of invoiced REC revenue.

For certain incentive contract arrangements, the quantity delivered to the customer is linked to a specific facility. The pattern of revenue recognition for these incentive arrangements is recognized over time coinciding with the underlying revenue generation from the related facility.

See Note 4. Revenue for additional disclosures.

Leases

In February 2016, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2016-02, Leases (Topic 842), which primarily changes the lessee’s accounting for operating leases by requiring the recognition of lease right-of-use assets and lease liabilities. The guidance also eliminates previous real estate specific provisions. In July 2018, the FASB issued ASU No. 2018-11, Leases (Topic 842), Targeted Improvements, which amended the standard to give entities another option to apply the requirements of the standard in the period of adoption (January 1, 2019) or Effective Date Method. The Company adopted the new accounting guidance on January 1, 2019 using a modified retrospective approach reflecting the Effective Date Method of adoption in which the Company continued to apply the guidance in ASC 840, Leases to the comparable periods presented in the year of adoption.

The Company made the following elections provided under the standard:

•	The package of practical expedients that permits the Company to retain its existing lease assessment and classification;

•	The practical expedient that allows the Company to not evaluate existing and expired land easements;

•

The practical expedient to not separate non-lease components in power purchase agreements (“PPAs”) in which the Company is the lessor in providing energy, capacity, and incentive products for a bundled fixed rate; and

•	The Company elected not to apply the recognition requirements for short-term operating leases, defined as a term of twelve months or shorter, from the commencement date.

The Company evaluated the impact of Topic 842 as it relates to operating leases for land, buildings and equipment for which it is the lessee and reviewed its existing contracts for embedded leases. The adoption of the new standard resulted in the recognition of right-of-use assets and lease liabilities of approximately $262.1 million and $256.0 million, respectively, as of January 1, 2019, for operating leases, whereas the Company’s accounting for finance leases remained substantially unchanged.

The Company has operating leases for renewable energy production facilities, land, office space, transmission lines, vehicles and other operating equipment. Leases with an initial term of twelve months or shorter are not recorded on the balance sheet, but are expensed on a straight-line basis over the lease term. During the year ended December 31, 2019, the Company did not have any leases with an initial term of less than twelve months.

Operating lease right-of-use assets are included within renewable energy facilities, net, whereas right-of-use liabilities are included within accounts payable, accrued expenses and other current liabilities. Right-of-use assets represent the right to use an underlying asset for the lease term and lease liabilities represent the obligation to make lease payments arising from the lease. Operating lease right-of-use assets and liabilities are recognized at the lease commencement date based on the present value of lease payments over the lease term. As the Company’s leases do not provide an implicit rate, the Company calculated an incremental borrowing rate by leveraging external transactions at comparable entities and internally available information to determine the present value of lease payments. The Company’s leases have remaining lease terms ranging from 5 to 41 years.

The Company’s lease terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise any such options. Lease expense is recognized on a straight-line basis over the expected lease term. Although some of the Company’s leases contain lease and non-lease components, the Company applies the practical expedient to account for each lease component and non-lease component as a single lease component. Lease payments include fixed rent and taxes, where applicable, and exclude variable rental payments that include other operating expenses is recognized as incurred. The Company’s lease agreements do not contain any material residual value guarantees or material restrictive covenants. The following tables outline the different components of operating leases and other terms and conditions of the lease agreements where the Company is the lessee.

As discussed above, a significant portion of the Company’s operating revenues are generated from delivering electricity and related products from owned solar and wind renewable energy facilities under PPAs in which the Company is the lessor. Revenue is recognized when electricity is delivered and is accounted for as rental income under the lease standard. The adoption of ASC 842 did not have an impact on the accounting policy for rental income from the Company’s PPAs in which it is the lessor. The Company elected the package of practical expedients available under ASC 842, which did not require the Company to reassess its lease classification from ASC 840. Additionally, the Company elected the practical expedient to not separate lease and non-lease components for lessors. This election allows energy (lease component) and environmental incentives or renewable energy certificates (non-lease components) under bundled PPAs to be accounted as a singular lease unit of account under ASC 842.

See Note 8. Leases for additional disclosures.

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

Adoption of ASU 2018-02

During the fourth quarter of 2018, the Company early adopted ASU No. 2018-02, Reclassification of Certain Tax Effects from Accumulated Other Comprehensive Income addressing certain stranded income tax effects in AOCI resulting from the U.S. government’s enactment of the Tax Cuts and Jobs Act (the “Tax Act”) on December 22, 2017. The adoption of ASU No. 2018-12 resulted in reclassifying $9.4 million of stranded tax effects on the net unrealized gains on derivatives designated as hedging instruments in a cash flow relationship from AOCI to accumulated deficit. The reclassification is reflected as an increase to accumulated deficit within the cumulative-effect adjustment in the consolidated statements of stockholders’ equity for the year ended December 31, 2018, and an increase to the opening balance of AOCI as of January 1, 2018.

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

Derivative Financial Instruments

Adoption of ASU 2017-12

On January 1, 2018, the Company adopted ASU No. 2017-12, Derivatives and Hedging (Topic 815): Targeted Improvements to Accounting for Hedging Activities which primarily resulted in simplification of the assessment of hedge effectiveness for derivatives designated in a qualifying cash flow relationship, and the periodic recognition of gains and losses related to certain components of AOCI. The Company adopted ASU No. 2017-12 using the modified retrospective transition method resulting in a cumulative-effect adjustment of $4.2 million, net of tax of $1.6 million, representing a decrease in accumulated deficit and AOCI, which is reflected within cumulative-effect adjustment in the consolidated statements of stockholders’ equity for the year ended December 31, 2018.

Initial Recognition

The Company recognizes its derivative instruments as assets or liabilities at fair value in the consolidated balance sheets on a trade date basis unless they qualify for certain exceptions, including the normal purchases and normal sales exception. Accounting for changes in the fair value (i.e., gains or losses) of a derivative instrument depends on whether it has been designated as part of a hedging relationship and the type of hedging relationship.

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

Subsequent Measurement

The change in fair value of components included in the effectiveness assessment of derivative instruments designated as cash flow hedges is recognized as a component of OCI and reclassified into earnings on a trade date basis in the period that the hedged transaction affects earnings. The change in fair value of components included in the effectiveness assessment of foreign currency contracts designated as net investment hedges is recorded in cumulative translation adjustments within AOCI and reclassified into earnings when the foreign operation is sold or substantially liquidated.

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

Business Combinations and Acquisitions of Assets

The Company applies the definition of a business in ASC 805, Business Combinations to determine whether it is acquiring a business or a group of assets.

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

When the Company acquires a renewable energy business, the purchase price is allocated to (i) the acquired tangible assets and liabilities assumed, primarily consisting of land, plant and long-term debt, (ii) the identified intangible assets and liabilities, primarily consisting of the value of favorable and unfavorable rate PPAs, REC agreements, the licensing contracts and in-place value of market rate PPAs, (iii) non-controlling interests, and (iv) other working capital items based in each case on their fair values. The excess of the purchase price over the estimated fair value of net assets acquired is recorded as goodwill.

The Company generally uses independent appraisers to assist with the estimates and methodologies used such as a replacement cost approach, or an income approach or excess earnings approach. Factors considered by the Company in its analysis include considering current market conditions and costs to construct similar facilities. The Company also considers information obtained about each facility as a result of its pre-acquisition due diligence in estimating the fair value of the tangible and intangible assets and liabilities acquired or assumed. In estimating the fair value, the Company also establishes estimates of energy production, current in-place and market power purchase rates, tax credit arrangements and operating and maintenance costs. A change in any of the assumptions above, which are subjective, could have a significant impact on the results of operations.

The allocation of the purchase price directly affects the following items in the consolidated financial statements:

•	The amount of purchase price allocated to the various tangible and intangible assets, liabilities and non-controlling interests on the balance sheet;

•

The amounts allocated to the value of favorable and unfavorable rate PPAs and REC agreements are amortized to revenue over the remaining non-cancelable terms of the respective arrangement. The amounts allocated to all other tangible assets and intangibles are amortized to depreciation or amortization expense; and

•

The period of time over which tangible and definite-lived intangible assets and liabilities are depreciated or amortized varies, and thus, changes in the amounts allocated to these assets and liabilities will have a direct impact on the Company’s results of operations.

ASC 805 allows the acquirer to report provisional amounts and adjust them for a period of time up to one year after the acquisition date (the “measurement period”) while the Company obtains information about the facts and circumstances that existed as of the acquisition date.

When an acquired group of assets does not constitute a business, the transaction is accounted for as an asset acquisition. The Company recognizes and measures the acquired assets based on the cost of the acquisitions, generally being the consideration transferred to the seller and typically includes the direct transaction costs related to the acquisition. The Company allocates the total cost of acquisition to the individual assets acquired or liabilities assumed based on their relative fair values generally similar to the allocation of the purchase price in a business combination. No goodwill is recognized in an asset acquisition.

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

At December 31, 2019 and 2018, there were no assets held for sale.

Stock-Based Compensation

Stock-based compensation expense for all share-based payment awards to certain employees who provide services to the Company is based on the estimated grant-date fair value. The Company recognizes these compensation costs on a straight-line basis over the requisite service period of the award, which is generally the award vesting term. For ratable awards, the Company recognizes compensation costs for all grants on a straight-line basis over the requisite service period of the entire award. The Company recognizes the effect of forfeitures in compensation costs when they occur.

Deferred Compensation Plan

The Company sponsors a retirement saving plan that qualifies as a deferred compensation plan under Section 401(k) of the Internal Revenue Code. Eligible U.S. employees may elect to defer a percentage of their qualified compensation for income tax purposes through payroll deductions, and the Company matches a percentage of the contributions based on employees’ elective deferrals. The Company’s total matching contribution expense under the arrangement was $0.5 million, $0.6 million and $0.5 million for the years ended December 31, 2019, 2018 and 2017, respectively.

Restructuring

The Company accounts for restructuring costs in accordance with ASC 712 and ASC 420, as applicable. In connection with the consummation of the Merger and the relocation of the Company’s headquarters to New York, New York, the Company announced a restructuring plan that went into effect upon the closing of the Merger. The Company recognized $0.1 million and $3.7 million of severance and transition bonus costs related to this restructuring within general and administrative expenses in the consolidated statements of operations for the years ended December 31, 2019, and 2018. Severance and transition bonus payments were $0.4 million and $5.5 million during the years ended December 31, 2019, and 2018.

Recently Adopted Accounting Standards—Additional Guidance Adopted in 2019

In October 2018, the FASB issued ASU No. 2018-16, Derivatives and Hedging (Topic 815): Inclusion of the Secured Overnight Financing Rate (“SOFR”) Overnight Index Swap (“OIS”) Rate as a Benchmark Interest Rate for Hedge Accounting Purposes. This ASU expands the list of United States (“U.S.”) benchmark interest rates permitted in the application of hedge accounting by adding the SOFR as a permissible U.S. benchmark rate. The Company does not have any derivative instruments indexed to SOFR as a benchmark interest rate, accordingly, the adoption of ASU No. 2018-16 as of January 1, 2019 did not have an impact on the Company’s consolidated financial statements.

Recently Issued Accounting Standards Not Yet Adopted

In June 2016, the FASB issued ASU 2016-13, Financial Instruments – Credit Losses (Topic 326), to provide financial statement users with more useful information about the current expected credit losses (“CECL”). This ASU changes how entities measure credit losses on financial instruments and the timing of when such losses are recognized by utilizing a lifetime expected credit loss measurement. The guidance is effective for fiscal years and interim periods within those years beginning after January 1, 2020. The Company does not expect the adoption of Topic 326 to have a material impact on its results of operations.

In August 2018, the FASB issued ASU No. 2018-13, Fair Value Measurement (Topic 820): Disclosure Framework – Changes to the Disclosure Requirements for Fair Value Measurement. This ASU removes some disclosure requirements, modifies others, and adds some new disclosure requirements. The guidance is effective January 1, 2020, with early adoption permitted. The Company does not expect the effect of the new guidance to be material on its consolidated financial statements.

In August 2018, the FASB issued ASU No. 2018-15, Intangibles – Goodwill and Other – Internal-Use Software (Subtopic 350-40) Customer’s Accounting for Implementation Costs Incurred in a Cloud Computing Arrangement That Is a Service Contract. This ASU amends the definition of a hosting arrangement and requires a customer in a cloud computing arrangement that is a service contract to follow the internal use software guidance in ASC 350-402 to determine which implementation costs to capitalize as assets. Capitalized implementation costs are amortized over the term of the hosting arrangement, beginning when the module or component of the hosting arrangement is ready for its intended use. The guidance is effective January 1, 2020, with early adoption permitted. The Company does not expect the effect of the new guidance to be material on its consolidated financial statements.

In October 2018, the FASB issued ASU No. 2018-17, Consolidation (Topic 810): Targeted Improvements to Related Party Guidance for Variable Interest Entities. The amendments in this ASU require reporting entities to consider indirect interests held through related parties under common control for determining whether fees paid to decision makers and service provider are variable interests. These indirect interests should be considered on a proportional basis rather than as the equivalent of a direct interest in its entirety (as currently required in U.S. GAAP). The guidance is effective January 1, 2020, with early adoption permitted. Entities are required to apply the amendments in this guidance retrospectively with a cumulative-effect adjustment to retained earnings at the beginning of the earliest period presented. The Company does not expect the effect of the new guidance to be material on its consolidated financial statements.

In December 2019, the FASB issued ASU No. 2019-12, Income Taxes (Topic 740): Simplifying the Accounting for Income Taxes. The amendments in this ASU simplify the accounting for income taxes by removing certain exceptions to the general principles in Topic 740, Income Taxes. The amendments also improve consistent application or and simplify GAAP for other areas of Topic 740 by clarifying and amending existing guidance. The guidance is effective January 1, 2021, with early adoption permitted. The Company does not expect the effect of the new guidance to be material on its consolidated financial statements.

3. ACQUISITIONS AND DIVESTITURES

2019 Acquisitions

(i) WGL Acquisition

On September 26, 2019, TerraForm Arcadia Holdings, LLC, a Delaware limited liability company and a wholly-owned subsidiary of the Company (“TerraForm Arcadia”), completed the acquisition of an approximately 320 MW distributed generation portfolio of renewable energy facilities in the United States from subsidiaries of AltaGas Ltd., a Canadian corporation (“AltaGas”), for a purchase price of $720.0 million, plus $15.1 million for working capital. The acquisition was pursuant to a membership interest purchase agreement (the “Purchase Agreement”) dated July 19, 2019, entered into by TerraForm Arcadia, WGL Energy Systems, Inc., a Delaware corporation (“WGL”), and WGSW, Inc., a Delaware corporation (“WGSW”, and together with WGL, the “Sellers”), both subsidiaries of AltaGas (the “WGL Acquisition”). Pursuant to the Purchase Agreement, the ownership of certain projects for which the Sellers had not yet received the required third party consents or had not completed construction as of the closing date (the “Delayed Projects”) were to be transferred to the Company once such third party consents were received or construction was completed, subject to certain terms and conditions. The Delayed Projects represented 11.6 MW of the combined nameplate capacity of the acquired renewable energy facilities as of December 31, 2019. The purchase price allocated to the Delayed Projects based on the Purchase Agreement was $24.8 million, and is presented as Deposit on acquisitions on the consolidated balance sheets. In the event that the title to certain Delayed Projects is not transferred to the Company within a certain period of time, the Company is entitled to a full refund of the value of these projects based on the Purchase Agreement.

The Company funded the purchase price and the related initial costs of the WGL Acquisition with the net proceeds of $475.0 million Bridge Facility and the remainder from draws on the Revolver. See Note 10. Long-term Debt for additional details.

The Company accounted for the WGL Acquisition under the acquisition method of accounting for business combinations. The final accounting has not been completed since the evaluation necessary to assess the fair values of acquired assets and assumed liabilities is still in process. The additional information needed by the Company to finalize the measurement of these provisional amounts include, but not limited to, additional information regarding certain energy markets in the United States, the estimation of the removal costs for the acquired assets, the completion of the transfer of the Delayed Projects, and the assessment of the incremental borrowing rate for operating leases. The provisional amounts for this business combination are subject to revision until these evaluations are completed.

The preliminary allocation of the acquisition-date fair values of assets, liabilities and non-controlling interests pertaining to this business combination as of December 31, 2019, were as follows:

(In thousands)	As of September 26, 2019
Renewable energy facilities in service[1]	$581,717
Intangible assets	168,825
Accounts receivable	13,160
Prepaid expenses and other assets	9,734

Total assets acquired	773,436
Accounts payable, accrued expenses and other current liabilities	6,806
Asset retirement obligations	27,338
Operating lease liabilities	21,663
Other liabilities	7,650

Total liabilities assumed	63,457
Non-controlling interests[2]	3,028

Purchase price, net of cash and restricted cash acquired[3]	706,951
Deposit on acquisitions	24,831

Total cash paid for the WGL Acquisition, net of cash acquired[3]	$731,782

(1)	Includes $22.6 million operating lease right-of-use assets.
(2)	The fair value of the non-controlling interests was determined using an income approach representing the best indicator of fair value and was supported by a discounted cash flow technique.
(3)	The Company acquired cash and cash equivalents of $3.4 million as of the acquisition date.

The acquired non-financial assets primarily represent an estimate of the fair value of the acquired renewable energy facilities and intangible assets from PPAs using the cost and income approach. Key inputs used to estimate fair value included forecasted power pricing, operational data, asset useful lives and a discount rate factor reflecting current market conditions at the time of the acquisition. These significant inputs are not observable in the market and thus represent Level 3 measurements, as defined in Note 13. Fair Value of Financial Instruments. Refer below for additional disclosures related to the acquired finite-lived intangible assets.

The results of operations from the acquired entities are included in the Company’s consolidated results since the date of acquisition. The operating revenues and net income related to the WGL Acquisition reflected in the consolidated statements of operations for the year ended December 31, 2019, were $13.8 million and $0.1 million, respectively.

Intangibles at Acquisition Date

The Company attributed the intangible asset values to favorable rate revenue contracts and PPAs in-place from renewable energy facilities and the intangible liabilities to unfavorable rate revenue contracts. The following table summarizes the estimated fair values and the weighted average amortization periods of the acquired intangible assets and assumed intangible liabilities as of the acquisition date:

	WGL Acquisition
	Fair Value (In thousands)	Weighted Average Amortization Period
Favorable rate revenue contracts	$27,400	16 years
In-place value of market rate revenue contracts	141,425	15 years
Unfavorable rate revenue contracts	7,650	2 years

(1)

For the purposes of this disclosure, the weighted average amortization periods are determined based on a weighting of the individual intangible fair values against the total fair value for each major intangible asset class.

Unaudited Pro Forma Supplementary Data

The unaudited pro forma supplementary data presented in the table below gives effect to the WGL Acquisition, as if the transaction had occurred on January 1, 2018. The pro forma net loss includes interest expense related to incremental borrowings used to finance the transaction and adjustments to depreciation, accretion and amortization expense for the valuation of renewable energy facilities, intangible assets, and asset retirement obligations, and excludes the impact of acquisition costs disclosed below. The unaudited pro forma supplementary data is provided for informational purposes only and should not be construed to be indicative of the Company’s results of operations had the acquisition been consummated on the date assumed or of the Company’s consolidated results of operations for any future date.

	Year Ended December 31,
(In thousands)	2019	2018
Total operating revenues, net	$1,011,526	$831,145
Net loss	(214,280)	(185,392)

(ii) X-Elio Acquisition

On December 18, 2019, Cuanto De Luz, S.L.U., a wholly-owned subsidiary of the Company, completed the acquisition of approximately 45 MW utility-scale solar photovoltaic power facilities in Spain, from subsidiaries of X-Elio Energy, S.L., a Spanish corporation (the “X-Elio Acquisition”), for a total purchase price of €63.8 million (equivalent to $71.1 million at the date of the acquisition). The Company funded the acquisition with a portion of the net proceeds of the utility-scale wind non-recourse borrowing refinancing and cash available on hand. See Note 10. Long-term Debt for additional details. These facilities are regulated under the Spanish framework for renewable power, with approximately 21 years of remaining regulatory life. This transaction was accounted for as an acquisition of assets, whereby the Company acquired approximately $186.5 million renewable energy facilities, and $54.8 million intangible assets attributable to licensing contracts in-place from the acquired solar facilities using the cost and income approach.

(iii) Acquisition of 15.1 MW Distributed Generation Assets

During the year ended December 31, 2019, the Company acquired four distributed generation facilities located in the U.S. with a combined nameplate capacity of 15.1 MW from third parties for a total purchase price of $24.0 million plus working capital adjustments. The facilities are contracted under long-term PPAs with municipal offtakers. This transaction was accounted for as an acquisition of assets.

2018 Acquisitions

(i) Saeta Acquisition

On February 7, 2018, the Company announced that it intended to launch a voluntary tender offer (the “Tender Offer”) to acquire 100% of the outstanding shares of Saeta, a Spanish renewable power company with then over 1,000 MW of solar and wind facilities (approximately 250 MW of solar and 778 MW of wind) located primarily in Spain. The Tender Offer was for €12.20 in cash per share of Saeta. On June 8, 2018, the Company announced that Spain’s National Securities Market Commission confirmed an over 95% acceptance of shares of Saeta in the Tender Offer (the “Tendered Shares”). On June 12, 2018, the Company completed the acquisition of the Tendered Shares for total aggregate consideration of $1.12 billion and the assumption of $1.91 billion of project-level debt. Having acquired 95.28% of the shares of Saeta, the Company then pursued a statutory squeeze out procedure under Spanish law to procure the remaining approximately 4.72% of the shares of Saeta for $54.6 million.

The Company funded the $1.12 billion purchase price of the Tendered Shares with $650.0 million of proceeds from the private placement of its Common Stock to Orion Holdings and BBHC Orion Holdco L.P. as discussed in Note 16. Stockholders’ Equity, along with approximately $471 million from its existing liquidity, including (i) the proceeds of a $30.0 million draw on its Sponsor Line (as defined in Note 10. Long-term Debt), (ii) a $359.0 million as part of a draw on the Company’s Revolver (as defined in Note 10. Long-term Debt), and (iii) approximately $82 million of cash on hand. The Company funded the purchase of the remaining approximately 4.72% non-controlling interest in Saeta using $54.6 million of the total proceeds from an additional draw on its Sponsor Line.

The Company accounted for the acquisition of Saeta under the acquisition method of accounting for business combinations. The purchase accounting for the Saeta acquisition, including assignment of goodwill to reporting units, was finalized as of June 30, 2019. The final allocation of the acquisition-date fair values of assets, liabilities and redeemable non-controlling interests pertaining to this business combination as of December 31, 2019, was as follows:

(In thousands)	As of June 12, 2018, reported at December 31, 2018	Adjustments	As of June 12, 2019, reported at December 31, 2019
Renewable energy facilities in service	$1,993,520	$252,071	$2,245,591
Accounts receivable	91,343	—	91,343
Intangible assets	1,034,176	(290,171)	744,005
Goodwill[1]	123,106	10,195	133,301
Other assets	43,402	2,845	46,247

Total assets acquired	3,285,547	(25,060)	3,260,487
Accounts payable, accrued expenses and other current liabilities	93,032	(1,761)	91,271
Long-term debt, including current portion	1,906,831	(12,405)	1,894,426
Deferred income taxes	171,373	(10,800)	160,573
Asset retirement obligations	67,706	(94)	67,612
Derivative liabilities	137,002	—	137,002
Other long-term liabilities	23,002	—	23,002

Total liabilities assumed	2,398,946	(25,060)	2,373,886
Redeemable non-controlling interests[2]	55,117	—	55,117

Purchase price, net of cash acquired[3]	$831,484	$—	$831,484

(1)

The excess purchase price over the estimated fair value of net assets acquired of $133.3 million was recorded as goodwill, with $103.8 million assigned to the Regulated Solar and Wind segment and $29.5 million assigned to the Wind segment. See Note 7. Intangible Assets, Net and Goodwill and Note 23. Segment Reporting for additional details.

(2)

The fair value of the non-controlling interests was determined using a market approach using a quoted price for the instrument. As discussed above, the Company acquired the remaining shares of Saeta pursuant to a statutory squeeze out procedure under Spanish law, which closed on July 2, 2018. The quoted price for the purchase of the non-controlling interest was the best indicator of fair value and was supported by a discounted cash flow technique.

(3)	The Company acquired cash and cash equivalents of $187.2 million and restricted cash of $95.1 million as of the acquisition date.

The acquired non-financial assets primarily represent estimates of the fair value of acquired renewable energy facilities and intangible assets from licensing agreements using the cost and income approach. Key inputs used to estimate fair value included forecasted power pricing, operational data, asset useful lives, and a discount rate factor reflecting current market conditions at the time of the acquisition. These significant inputs are not observable in the market and thus represent Level 3 measurements (as defined in Note 13. Fair Value of Financial Instruments). Refer below for additional disclosures related to the acquired finite-lived intangible assets.

The results of operations of Saeta are included in the Company’s consolidated results since the date of acquisition for the year ended December 31, 2018, and for the entire year ended December 31, 2019. The operating revenues and net income of Saeta reflected in the consolidated statements of operations for the year ended December 31, 2019 were $407.1 million and $57.6 million, respectively, and $221.2 million and $38.2 million for the year ended December 31, 2018, respectively.

Intangibles at Acquisition Date

The Company attributed intangible asset value to licensing contracts in-place from solar and wind facilities. These intangible assets are amortized on a straight-line basis over the estimated remaining useful life of the facility from the Company’s acquisition date. The following table summarizes the estimated fair value and weighted average amortization period of acquired intangible assets as of the acquisition date for Saeta:

	Saeta as of June 12, 2018
	Fair Value (In thousands)	Weighted Average Amortization Period (In years)[1]
Intangible assets—licensing contracts	$744,005	14 years

———

(1)

For purposes of this disclosure, the weighted average amortization period is determined based on a weighting of the individual intangible fair values against the total fair value for each major intangible asset and liability class.

Out-of-Period Adjustments

During the preparation of the Company’s consolidated financial statements for the year ended December 31, 2019, management discovered errors related to the Saeta business combination as included in the Company’s consolidated condensed financial statements for the year ended December 31, 2018, included in the previously filed Annual Report on Form 10-K for the related period, and the unaudited consolidated condensed financial statements for the periods ended March 31, 2019, June 30, 2019, and September 30, 2019, as included in the previously filed Quarterly Reports on Form 10-Q for the related periods. Specifically, the Company allocated the entire value of $258.3 million of acquired projects within the International Wind operating segment as intangible assets without an allocation to renewable energy facilities. Additionally, the Company overstated the estimated fair value of assumed non-recourse long-term project debt as of June 30, 2019, and September 30, 2019, by approximately $28.5 million. The correction of these errors resulted in a $258.3 million increase in renewable energy facilities, net, a $258.3 million decrease in intangible assets, a $28.5 million decrease in long-term debt, a $22.0 million decrease in goodwill, and a $6.5 million increase in deferred tax liabilities. The correction did not have a material impact on the previously reported amounts of net loss, and comprehensive loss, and did not have any impact on the previously reported consolidated cash flows from operating, investing, or financing activities.

The Company evaluated the errors and, based on an analysis of quantitative and qualitative factors, determined that the related impact was not material to the Company’s consolidated financial statements for any prior period. Therefore, amendments to the previously filed reports were not required.

Unaudited Pro Forma Supplementary Data

The unaudited pro forma supplementary data presented in the table below shows the effect of the Saeta acquisition, as if the transaction had occurred on January 1, 2017. The pro forma net loss includes interest expense related to incremental borrowings used to finance the transaction and adjustments to depreciation and amortization expense for the valuation of renewable energy facilities and intangible assets. The pro forma net loss for the year ended December 31, 2019, excludes the impact of acquisition related costs disclosed below. The unaudited pro forma supplementary data is provided for informational purposes only and should not be construed to be indicative of the Company’s results of operations had the acquisition been consummated on the date assumed or of the Company’s results of operations for any future date.

(In thousands)	Year Ended December 31, 2018
Total operating revenues, net	$950,992
Net loss	(143,903)

(ii) Acquisition of 6.1 MW Distributed Generation Portfolio

In 2018, the Company acquired six distributed generation facilities located in the U.S. with a combined nameplate capacity of 6.1 MW from third parties for a purchase price of $4.1 million, net of cash acquired. The facilities are contracted under long-term PPAs with municipal offtakers. This transaction was accounted for as an acquisition of assets.

Acquisition Costs

Total Acquisition costs incurred by the Company for the year ended December 31, 2019, were $4.7 million. Costs related to affiliates included in these balances were $0.9 million. Acquisition costs incurred by the Company for the year ended December 31, 2018 were $14.6 million. Costs related to affiliates included in these balances were $6.9 million. These costs are reflected as acquisition costs and acquisition costs—affiliate (see Note 21. Related Parties) in the consolidated statements of operations and are excluded from the unaudited pro forma net loss amount disclosed above.

2019 Divestiture

(i) Sale of Six Distributed Generation Facilities in the United States

On December 20, 2019, the Company sold six distributed generation facilities in the United States, with a combined nameplate capacity of 6.0 MW, for a net consideration of $9.5 million. The Company recognized a net gain of $2.3 million representing the difference between the net proceeds from the sale and the net carrying amount of assets sold and liabilities extinguished, was recorded in the consolidated statement of operations for the year ended December 31, 2019 within the gain on sale of renewable energy facilities.

2017 Divestitures

(i) U.K. Portfolio Sale

On May 11, 2017, the Company announced that it completed its sale of substantially all of its portfolio of solar power plants located in the United Kingdom (24 operating projects representing an aggregate 365.0 MW, the “U.K. Portfolio”) to Vortex Solar UK Limited, a renewable energy platform managed by the private equity arm of EFG Hermes, an investment bank. The Company received approximately $214.1 million of proceeds from the sale, which was net of transaction expenses of $3.9 million and distributions taken from the U.K. Portfolio after announcement and before closing of the sale. The Company also disposed of $14.8 million of cash and cash equivalents and $21.8 million of restricted cash as a result of the sale. The proceeds were used for the reduction of the Company’s indebtedness (a $30.0 million prepayment for a non-recourse portfolio term loan and the remainder was applied towards revolving loans outstanding under its senior secured corporate-level revolving credit facility). The sale also resulted in a reduction in the Company’s non-recourse project debt by approximately £301 million British pounds sterling at the U.K. Portfolio level. The Company recognized a gain on the sale of $37.1 million, which is reflected within Gain on sale of renewable energy facilities in the consolidated statements of operations for the year ended December 31, 2017. The Company retained one 11.1 MW solar project in the United Kingdom.

(ii) Residential Portfolio Sale

In 2017, the Company closed on the sale of 100% of the membership interests of Enfinity Colorado DHA 1, LLC, a Colorado limited liability company that owned and operated 2.5 MW of solar installations situated on the roof of public housing units located in Colorado and owned by the Denver Housing Authority, and 100% of the membership interests of TerraForm Resi Solar Manager, LLC, a subsidiary of the Company that owned and operated 8.9 MW of rooftop solar installations, to Greenbacker Residential Solar II, LLC. The Company received proceeds of $7.1 million during 2017 as a result of the sale of these companies and also disposed of $0.6 million of cash and cash equivalents and $0.8 million of restricted cash. There was no additional loss recognized during 2017 as a result of these sales.

4. REVENUE

The following table presents the Company’s operating revenues, net and disaggregated by revenue source:

	Year Ended December 31, 2019				Year Ended December 31, 2018
(In thousands)	Solar	Wind	Regulated Solar and Wind	Total	Solar	Wind	Regulated Solar and Wind	Total
PPA rental income	$199,266	$191,508	$—	$390,774	$198,610	$192,324	$—	$390,934
Commodity derivatives	—	37,054	—	37,054	—	46,287	—	46,287
PPA and market energy revenue	46,740	79,253	97,953	223,946	39,566	54,998	58,742	153,306
Capacity revenue from remuneration programs[1]	—	—	204,991	204,991	—	—	108,242	108,242
Amortization of favorable and unfavorable rate revenue contracts, net	(8,850)	(31,090)	—	(39,940)	(9,743)	(29,024)	—	(38,767)
Energy revenue	237,156	276,725	302,944	816,825	228,433	264,585	166,984	660,002
Incentive revenue[2]	79,277	9,414	35,724	124,415	70,533	16,364	19,671	106,568

Operating revenues, net	$316,433	$286,139	$338,668	$941,240	$298,966	$280,949	$186,655	$766,570

(1)	Represents the return related to the Company’s investments associated with its renewable energy facilities in Spain. See Note 2. Summary of Significant Accounting Policies for additional details.
(2)

Incentive revenue earned at the Regulated Solar and Wind segment represents the return per MWh generated by the Company’s solar facilities in Spain to recover certain operating expenses. See Note 2. Summary of Significant Accounting Policies for additional details.

Contract balances and performance obligations

The Company recognizes accounts receivable when its right to consideration from the performance of services becomes unconditional. The Company establishes an allowance for doubtful accounts to adjust its receivables to amounts considered to be ultimately collectible and charges to the allowance are recorded within general and administrative expenses in the consolidated statements of operations. The Company’s allowance is based on a variety of factors, including the length of time receivables are past due, significant one-time events, the financial health of its customers and historical experience. As of December 31, 2019 and 2018, the Company’s receivable balances related to PPA contracts with solar and wind customers were approximately $104.1 million and $83.5 million, respectively. Trade receivables for PPA contracts are reflected within accounts receivable, net in the consolidated balance sheets. The Company typically receives payment within 30 days for invoiced PPA revenue.

Energy revenues yet to be earned under these contracts are expected to be recognized between 2020 and 2043. The Company applies the practical expedient in Topic 606 to its bundled PPA contract arrangements, and accordingly, does not disclose the value of unsatisfied performance obligations for contracts for which it recognizes revenue at the amount to which it has the right to invoice for services performed.

As of December 31, 2019 and December 31, 2018, other liabilities in the consolidated balance sheets included deferred revenue comprising of $8.4 million and $8.8 million upfront government incentives, respectively, and $1.8 million and $4.9 million contract liabilities related to performance obligations that have not yet been satisfied, respectively. These contract liabilities represented advanced customer receipts primarily related to future REC deliveries that are recognized into revenue under Topic 606. The amount of revenue recognized during the year ended December 31, 2019 and 2018, related to contract liabilities was $3.1 million and $1.3 million, respectively.

5. CASH AND CASH EQUIVALENTS

Cash and cash equivalents include all cash balances and money market funds, including restricted cash, with original maturity periods of three months or less when purchased. As of December 31, 2019 and December 31, 2018, cash and cash equivalents included $138.5 million and $177.6 million, respectively, of unrestricted cash held at project-level subsidiaries, which was available for project expenses but not available for corporate use.

Reconciliation of Cash and Cash Equivalents and Restricted Cash as Presented in the Consolidated Statements of Cash Flows

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported within the consolidated balance sheets to the total of the same such amounts shown in the consolidated statements of cash flows for the years ended December 31, 2019, 2018 and 2017:

	As of December 31,
(In thousands)	2019	2018	2017
Cash and cash equivalents	$237,480	$248,524	$128,087
Restricted cash, current	35,657	27,784	54,006
Restricted cash—non-current	76,363	116,501	42,694

Cash, cash equivalents and restricted cash shown in the consolidated statement of cash flows	$349,500	$392,809	$224,787

As discussed in Note 10. Long-term Debt, the Company was in default under certain of its non-recourse financing agreements as of the financial statement issuance date for the years ended December 31, 2019 and 2018. As a result, the Company reclassified $11.0 million and $11.2 million, respectively, of long-term restricted cash to current as of December 31, 2019, and 2018, consistent with the corresponding debt classification, as the restrictions that required the cash balances to be classified as long-term restricted cash were driven by the financing agreements.

6. RENEWABLE ENERGY FACILITIES

Renewable energy facilities, net consists of the following:

	As of December 31,
(In thousands)	2019	2018
Renewable energy facilities in service, at cost[1]	$8,584,243	$7,298,371
Less accumulated depreciation—renewable energy facilities	(1,191,056)	(833,844)

Renewable energy facilities in service, net	7,393,187	6,464,527
Construction in progress—renewable energy facilities	12,274	5,499

Total renewable energy facilities, net	$7,405,461	$6,470,026

(1)

As discussed in Note 2. Summary of Significant Accounting Policies and Note 8. Leases, on January 1, 2019, the Company recognized $262.1 million right-of-use of assets related to operating leases as a result of the adoption of Topic 842, which is included within renewable energy facilities. The amount of right-of-use of assets as of December 31, 2019 was $288.3 million.

Depreciation expense related to renewable energy facilities was $325.1 million, $270.4 million and $212.6 million for the years ended December 31, 2019, 2018 and 2017, respectively.

Sale of Assets

On December 20, 2019, the Company sold six distributed generation facilities in the United States, with a combined nameplate capacity of 6.0 MW, for a net consideration of $9.5 million. The Company recognized a net gain of $2.3 million, representing the difference between the net proceeds from the sale and the net carrying amount of assets sold and liabilities extinguished, in the consolidated statement of operations for the year ended December 31, 2019, within Gain on sale of renewable energy facilities.

Impairment Assessment

During the year ended December 31, 2019, the Company identified opportunities to repower two wind power plants in the Northeast with a combined nameplate capacity of 160 MW by replacing certain components of the wind turbines with newer equipment while preserving the existing towers, foundation and balance of plant. The Company views repowering activities as opportunities to increase efficiency and extend the useful lives of existing renewable energy facilities. The Company performed impairment testing for these two wind power plants and did not record any impairment losses since it was determined that the expected undiscounted cash flows were greater than the net carrying amount of the related renewable energy facilities of $79.4 million as of December 31, 2019. If the Company determines to move forward with the repowering activities for one or both of these wind plants during the year 2020, the Company will revise the estimated remaining useful lives of certain components of the renewable energy facilities that will be replaced in the repowering activities and accelerate the recognition of depreciation expense to no later than the removal date.

The Company had a REC sales agreement expiring on December 31, 2021, with a customer within a distributed generation portfolio, and on March 31, 2018, the customer filed for protection under Chapter 11 of the U.S. Bankruptcy Code. The potential replacement of this contract would likely result in a significant decrease in expected revenues for this operating project. The Company’s analysis indicated that the bankruptcy filing was a triggering event to perform an impairment evaluation, and the carrying amount of $19.5 million as of March 31, 2018 was no longer considered recoverable based on an undiscounted cash flow forecast. The Company estimated the fair value of the operating project at $4.3 million as of March 31, 2018 and recognized an impairment charge of $15.2 million equal to the difference between the carrying amount and the estimated fair value, which is reflected within impairment of renewable energy facilities in the consolidated statements of operations for the year ended December 31, 2018. The Company used an income approach methodology of valuation to determine fair value by applying a discounted cash flow method to the forecasted cash flows of the operating project, which was categorized as a Level 3 fair value measurement due to the significance of unobservable inputs. Key estimates used in the income approach included forecasted power and incentive prices, customer renewal rates, operating and maintenance costs and the discount rate.

The Company sold 0.3 MW of residential assets (that were not classified as held for sale as of December 31, 2016) during the third quarter of 2017. These assets did not meet the criteria for held for sale classification as of June 30, 2017 but the Company determined that certain impairment indicators were present and as a result recognized an impairment charge of $1.4 million within impairment of renewable energy facilities in the consolidated statements of operations for the year ended December 31, 2017.

No impairment losses were recognized for the twelve months ended December 31, 2019.

7. INTANGIBLE ASSETS, NET AND GOODWILL

The following table presents the gross carrying amount, accumulated amortization and net book value of intangibles as of December 31, 2019:

(In thousands, except weighted average amortization period)	Weighted Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Licensing agreements	13 years	$765,451	$(81,647)	$683,804
Favorable rate revenue contracts	12 years	745,784	(195,287)	550,497
In-place value of market rate revenue contracts	16 years	688,832	(129,841)	558,991

Total intangible assets, net		$2,200,067	$(406,775)	$1,793,292

Unfavorable rate revenue contracts	8 years	$48,420	$(32,556)	$15,864

Total intangible liabilities, net[1]		$48,420	$(32,556)	$15,864

(1)	The Company’s intangible liabilities are classified within other long-term liabilities in the consolidated balance sheets.

The following table presents the gross carrying amount, accumulated amortization and net book value of intangibles as of December 31, 2018:

(In thousands, except weighted average amortization period)	Weighted Average Amortization Period	Gross Carrying Amount	Accumulated Amortization	Net Book Value
Licensing contracts[1]	15 years	$1,015,824	$(36,374)	$979,450
Favorable rate revenue contracts	14 years	738,488	(166,507)	571,981
In-place value of market rate revenue contracts	18 years	532,844	(100,543)	432,301
Favorable rate land leases[2]	16 years	15,800	(3,128)	12,672

Total intangible assets, net		$2,302,956	$(306,552)	$1,996,404

Unfavorable rate revenue contracts	6 years	$58,508	$(41,605)	$16,903
Unfavorable rate operations and maintenance contracts	1 year	5,000	(3,802)	1,198
Unfavorable rate land lease[2]	14 years	1,000	(218)	782

Total intangible assets, net[3]		$64,508	$(45,625)	$18,883

(1)

Represents the intangible assets recognized under the Saeta acquisition and attributed to licensing contracts in-place from the acquired solar and wind facilities. See Note 3. Acquisitions and Divestitures for additional details.

(2)

On January 1, 2019, these amounts were reclassified to right-of-use assets in connection with the adoption of Topic 842. See Note 2. Summary of Significant Accounting Policies and Note 8. Leases for additional details.

(3)	The Company’s intangible liabilities are classified within other long-term liabilities in the consolidated balance sheets.

Amortization expense related to the licensing contracts acquired from Saeta is reflected in the consolidated statements of operations within depreciation, accretion and amortization expense. During the years ended December 31, 2019 and 2018, amortization expense related to the licensing contracts was $66.9 million and $36.4 million, respectively.

Amortization expense related to favorable rate revenue contracts is reflected in the consolidated statements of operations as a reduction of operating revenues, net. Amortization related to unfavorable rate revenue contracts is reflected in the consolidated statements of operations as an increase to operating revenues, net. During the years ended December 31, 2019, 2018 and 2017, net amortization expense related to favorable and unfavorable rate revenue contracts resulted in a reduction of operating revenues, net of $39.9 million, $38.8 million and $39.6 million, respectively.

Amortization expense related to the in-place value of market rate revenue contracts is reflected in the consolidated statements of operations within depreciation, accretion and amortization expense. During the years ended December 31, 2019, 2018 and 2017, amortization expense related to the in-place value of market rate revenue contracts was $26.2 million, $28.2 million, and $25.5 million, respectively.

Over the next five years, the Company expects to recognize annual amortization on its intangibles as follows:

(In thousands)	2020	2021	2022	2023	2024
Favorable rate revenue contracts	$47,555	$44,789	$43,598	$43,598	$43,598
Unfavorable rate revenue contracts	(7,545)	(2,710)	(1,628)	(1,007)	(279)

Total net amortization expense recorded to operating revenues, net	$40,010	$42,079	$41,970	$42,591	$43,319

Licensing contracts	$57,152	$57,152	$57,152	$57,152	$57,152
In-place value of market rate revenue contracts	38,517	38,517	38,517	38,510	38,503

Total amortization expense recorded to depreciation, accretion and amortization expense	$95,669	$95,669	$95,669	$95,662	$95,655

GOODWILL

Goodwill represents the excess of the consideration transferred over the fair values of assets acquired and liabilities assumed from business combinations, and reflects the future economic benefits arising from other assets acquired that could not be individually identified and separately recognized. The goodwill balance is not deductible for income tax purposes.

The following table presents the activity of the goodwill balance for the years ended December 31, 2019, and 2018:

(In thousands)	Goodwill
Balance as of December 31, 2017	$—
Goodwill resulting from business combination[1]	115,381
Adjustments during the period[1]	7,726
Foreign exchange differences	(2,554)

Balance as of December 31, 2018	120,553
Adjustments during the period[2]	10,196
Foreign exchange differences	(2,797)

Balance as of December 31, 2019	$127,952

(1)

Represents the excess purchase price over the estimated fair value of net assets acquired from Saeta and is primarily attributable to deferred tax liabilities and adjustment to the fair value of certain non-recourse project long-term debt. See Note 3. Acquisitions and Divestitures for additional details.

(2)	Represents adjustments to the purchase price allocation of the assets acquired and liabilities assumed from the Saeta acquisition. See Note 3. Acquisitions and Divestitures for additional details.

8. LEASES

The Company has operating leases for renewable energy production facilities, land, office space, transmission lines, vehicles and other operating equipment.

The components of lease expense were as follows:

(In thousands)	Year Ended December 31, 2019
Fixed operating lease cost	$21,619
Variable operating lease cost[1]	5,884

Total operating lease cost	$27,503

(1)	Primarily related to production-based variable inputs and adjustments for inflation.

Supplemental cash flow information related to the Company’s leases was as follows:

(In thousands)	Year Ended December 31, 2019
Cash paid for amounts included in the measurement of lease liabilities:
Operating cash flows from operating leases[1]	$16,485

(1)	Right-of-use assets, excluding the effect of acquisitions, obtained in exchange for lease obligations during the year ended December 31, 2019, were not material.

Supplemental balance sheet information related to the Company’s leases was as follows:

(In thousands, except lease term and discount rate)	As of December 31, 2019
Operating leases:
Right-of-use assets	$288,321

Accounts payable, accrued expenses and other current liabilities	18,138
Operating lease obligations, less current portion	272,894

Total operating lease liabilities	$291,032

Weighted Average Remaining Lease Term:
Operating leases	17.6
Weighted Average Discount Rate:
Operating leases	4.8%

The maturities of the Company’s operating lease liabilities by fiscal year were as follows:

(In thousands)
2020	$21,921
2021	21,828
2022	22,046
2023	22,220
2024	22,424
Thereafter	319,532

Total lease payments	429,971
Less: Imputed interest	(138,939)

Total	$291,032

The following table summarizes the Company’s future commitments under operating leases as of December 31, 2018:

(In thousands)	2019	2020	2021	2022	2023	Thereafter	Total
Rent	$20,002	$20,005	$20,241	$20,410	$20,577	$331,425	$432,660

The operating revenues from delivering electricity and the related products from owned solar and wind renewable energy facilities under PPAs in which the Company is the lessor, the majority of which is variable in nature, is recognized when electricity is delivered and is accounted for as rental income under the lease standard. The Company determines if an arrangement is a lease at contract inception, and if so, includes both lease and non-lease components as a single component and accounts for it as a lease. The Company’s PPAs do not contain any residual value guarantees or material restrictive covenants. The Company manages its risk associated with the residual value of its leased assets by retaining the ability to sell RECs through REC sale agreements. As a result of the adoption ASC 842 on January 1, 2019, the Company does not expect the future PPAs that it will enter into to meet the definition of a lease. See Note 2. Summary of Significant Accounting Policies for additional details.

9. ASSET RETIREMENT OBLIGATIONS

The activity on asset retirement obligations for the years ended December 31, 2019, 2018 and 2017 was as follows:

	Year Ended December 31,
(In thousands)	2019	2018	2017
Balance as of January 1	$212,657	$154,515	$148,575
Assumed through acquisition	33,143	68,441	—
Accretion expense	15,475	6,866	8,578
Extinguishment upon divestitures	(864)	—	(3,238)
Adjustment related to change in accretion period[1]	27,917	(15,734)	—
Other	—	843	—
Currency translation adjustments	(1,040)	(2,274)	600

Balance as of December 31	$287,288	$212,657	$154,515

(1)

Represents corrections related to changes in the period over which the asset retirement obligations were accreted to their expected future value using the estimate of the future timing of settlement. The correction during the year ended December 31, 2019, recorded in the third quarter, resulted in $27.9 million increase in the carrying amounts of asset retirement obligations and the corresponding renewable energy facilities. The Company also recorded an adjustment to increase the previously reported accretion and depreciation expense by $3.3 million and $3.7 million, respectively, as a result of this change. The Company had recorded an adjustment during the fourth quarter of 2018, which resulted in a $15.7 million reduction in the Company’s asset retirement obligations and the corresponding renewable energy facilities’ carrying amounts as of December 31, 2018. The Company also recorded an adjustment during the fourth quarter of 2018 to reduce previously reported accretion and depreciation expense by $6.3 million as a result of this change. The Company evaluated these adjustments and, based on an analysis of quantitative and qualitative factors, determined that the related impact was not material to the Company’s consolidated financial statements for any prior period.

The Company did not have any assets that were legally restricted for the purpose of settling the Company’s asset retirement obligations as of December 31, 2019, 2018 and 2017.

10. LONG-TERM DEBT

Long-term debt consisted of the following:

	As of December 31,		Interest Type	Interest Rate (%)[1]
(In thousands, except rates)	2019	2018			Financing Type
Corporate-level long-term debt[2]:
Senior Notes due 2023	$500,000	$500,000	Fixed	4.25	Senior notes
Senior Notes due 2025	—	300,000	Fixed	N/A	Senior notes
Senior Notes due 2028	700,000	700,000	Fixed	5.00	Senior notes
Senior Notes due 2030	700,000	—	Fixed	4.75	Senior notes
Revolver	—	377,000	Variable	N/A	Revolving loan

Term Loan	—	346,500	Variable		N/A		Term debt
Non-recourse long-term debt:
Permanent financing	3,854,386	3,496,370	Blended	[3]	4.38	[4]	Term debt / senior notes
Bridge Facility	474,550	—	Variable		2.91		Term debt
Financing lease obligations	59,533	77,066	Imputed		5.80	[4]	Financing lease obligations

Total principal due for long-term debt and financing lease obligations	6,288,469	5,796,936			4.38	[4]
Unamortized discounts and premiums, net	(3,509)	(15,913)
Deferred financing costs, net	(49,578)	(19,178)
Less current portion of long-term debt and financing lease obligations	(441,951)	(464,332)

Long-term debt and financing lease obligations, less current portion	$5,793,431	$5,297,513

(1)	As of December 31, 2019.
(2)

Represents the debt issued by TerraForm Power Operating, LLC (“Terra Operating LLC”) and guaranteed by Terra LLC and certain subsidiaries of TerraForm Operating LLC other than non-recourse subsidiaries as defined in the relevant debt agreements (except for certain unencumbered non-recourse subsidiaries).

(3)

Includes fixed rate debt and variable rate debt. As of December 31, 2019, 38% of this balance had a fixed interest rate and the remaining 62% of the balance had a variable interest rate. The Company entered into interest rate swap agreements to fix the interest rates of a majority of the variable rate permanent financing non-recourse debt (see Note 12. Derivatives).

(4)	Represents the weighted average interest rate as of December 31, 2019.

Corporate-level Long-term Debt

Senior Notes

On January 28, 2015, Terra Operating LLC issued $800.0 million of 5.88%senior notes due 2023 at an offering price of 99.214% of the principal amount. On June 11, 2015, Terra Operating LLC issued an additional $150.0 million of 5.875% senior notes due 2023 (collectively, with the $800.0 million initially issued, the “Old Senior Notes due 2023”). The offering price of the additional $150.0 million of notes was 101.5% of the principal amount. On July 17, 2015, Terra Operating LLC issued $300.0 million of 6.125% senior notes due 2025 at an offering price of 100% of the principal amount (the “Senior Notes due 2025”).

On December 12, 2017, Terra Operating LLC issued $500.0 million of 4.25% senior notes due 2023 at an offering price of 100% of the principal amount (the “Senior Notes due 2023”) and $700.00 million of 5.00% senior notes due 2028 at an offering price of 100% of the principal amount (the “Senior Notes due 2028”). Terra Operating LLC used the net proceeds of the Senior Notes due 2023 and the Senior Notes due 2028 to redeem, in full, its Old Senior Notes due 2023, of which $950.0 million remained outstanding, at a redemption price that included a prepayment penalty of $50.7 million, plus accrued and unpaid interest, and to repay $150.0 million of revolving loans outstanding under the Revolver, as described below. As a result of the extinguishment of the Old Senior Notes due 2023, the Company recognized a $72.3 million loss on extinguishment of debt during the year ended December 31, 2017, consisting of the $50.7 million prepayment penalty and the write-off of $21.6 million of unamortized deferred financing costs and debt discounts as of the redemption date.

On October 16, 2019, Terra Operating LLC issued $700.0 million aggregate principal amount of 4.75% senior notes due on January 15, 2030, at an offering price of 100% of the principal amount (the “Senior Notes due 2030” and, together with the Senior Notes due 2023 and the Senior Notes due 2028, the “Senior Notes”), in an unregistered offering pursuant to Rule 144A under the Securities Act. Terra Operating LLC used the net proceeds from the Senior Notes due 2030 to (i) redeem, in full, the Senior Notes due 2025, of which $300.0 million remained outstanding, at a redemption price that included a prepayment penalty of $18.4 million, plus accrued interest, (ii) redeem, in full, the Company’s Term Loan (as defined below), of which $343.9 million remained outstanding plus accrued interest, (iii) redeem, in full, derivative liabilities related to interest rate swaps with hedge counterparties of which $8.8 million remained outstanding, and (iii) pay for the fees and expenses related to the issuance.

The Senior Notes are senior obligations of Terra Operating LLC and are guaranteed by Terra LLC and each of Terra Operating LLC’s subsidiaries that guarantee the Revolver (as defined below) or certain other material indebtedness of Terra Operating LLC or Terra LLC. Each series of the Senior Notes rank equally in right of payment with all existing and future senior indebtedness of Terra Operating LLC, including the Revolver, senior in right of payment to any future subordinated indebtedness of Terra Operating LLC, and effectively subordinated to all borrowings under the Revolver, which are secured by substantially all of the assets of Terra Operating LLC and the guarantors of the Senior Notes.

At its option, Terra Operating LLC may redeem some or all of each series of the Senior Notes at any time or from time to time before their maturity. If Terra Operating LLC elects to redeem the Senior Notes due 2023 prior to October 31, 2022, the Senior Notes due 2028 before July 31, 2027, or the Senior Notes due 2030 before January 15, 2025, Terra Operating LLC would be required to pay a prepayment penalty as set forth in the applicable indenture. If Terra Operating LLC elects to redeem the Senior Notes due 2030 between January 15, 2025 and January 14, 2028, Terra Operating LLC would be required to pay a call premium as set forth in the applicable indenture. If Terra Operating LLC elects to redeem the Senior Notes due 2023, the Senior Notes due 2028, or the Senior Notes due 2030 on or after these respective dates, Terra Operating LLC would be required to pay a redemption price equal to 100% of the aggregate principal amount of the Senior Notes redeemed plus accrued and unpaid interest thereon. If certain change of control triggering events occur in the future, Terra Operating LLC must offer to repurchase all of each series of the Senior Notes at a price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the repurchase date.

Term Loan

On November 8, 2017, Terra Operating LLC entered into a 5-year $350.0 million senior secured term loan (the “Term Loan”) and used the net proceeds to repay outstanding borrowings under a non-recourse project-level term debt and $50.0 million of revolving loans outstanding under the Revolver. The Term Loan originally bore interest at a rate per annum equal to, at Terra Operating LLC’s option, either (i) a base rate plus a margin of 1.75% or (ii) a reserve adjusted Eurodollar rate plus a margin of 2.75%, and is secured and guaranteed equally and ratably with the Revolver. The Term Loan provided for voluntary prepayments, in whole or in part, subject to notice periods. There were no prepayment penalties or premiums other than customary breakage costs after the six-month anniversary of the closing date. Within the first six months following the closing date, a prepayment premium of 1.00% would apply to any principal amounts that were prepaid. On May 11, 2018, Terra Operating LLC entered into an amendment to the Term Loan, whereby the interest rate was reduced by 0.75% per annum. The Company recognized a $1.5 million loss on extinguishment of debt during the year ended December 31, 2018, as a result of this amendment representing write-offs of certain deferred debt financing costs. On March 8, 2019, the Company entered into interest rate swap agreements with counterparties to hedge the cash flows associated with the interest payments on the entire principal of the Term Loan, paying an average fixed rate of 2.54%. In return, the counterparties agreed to pay the variable interest payments due to the lenders until maturity. On October 17, 2019, Terra Operating LLC repaid, in full, the amounts outstanding, including the accrued interest, under the Term Loan using the proceeds of the offering of the Senior Notes due 2030. The Company recognized a loss on extinguishment of $4.0 million for the year ended December 31, 2019, representing write-offs of deferred debt financing costs.

Revolver

On October 17, 2017, Terra Operating LLC entered into a new senior secured revolving credit facility (the “Revolver”) in an initial amount of $450.0 million, available for revolving loans and letters of credit, and maturing in October 2021. All outstanding amounts originally bore interest at a rate per annum equal to, at Terra Operating LLC’s option, either (i) a base rate plus a margin ranging between 1.25% to 2.00% or (ii) a reserve adjusted Eurodollar rate plus a margin ranging between 2.25% to 3.00%. In addition to paying interest on outstanding principal under the Revolver, Terra Operating LLC is required to pay a standby fee in respect of the unutilized commitments thereunder, payable quarterly in arrears. This standby fee ranges between 0.375% and 0.50% per annum. The Revolver provides for voluntary prepayments, in whole or in part, subject to notice periods. There are no prepayment penalties or premiums other than customary breakage costs. On February 6, 2018, Terra Operating LLC entered into an amendment to increase the facility limit to $600.0 million. On October 5, 2018, Terra Operating LLC entered into an amendment to (i) reduce the interest rate by 0.75% per annum, and (ii) extend the maturity date of the Revolver to October 2023. The Revolver currently bears interest at a rate equal to, at Terra Operating LLC’s option, either (i) a reserve adjusted Eurodollar rate plus an applicable margin ranging from 1.50% to 2.25% per annum, or (ii) a base rate plus an applicable margin ranging from 0.50% to 1.25% per annum. The Company did not incur additional debt or receive any proceeds in connection with the October 5, 2018 amendment.

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

On October 8, 2019, Terra Operating LLC entered into an amendment to the Revolver agreement (the “Upsize Amendment”) whereby (i) the aggregate size of the commitments to make revolving loans (‘‘Revolving Loans’’) under the Revolver was increased by $200.0 million to $800.00 million, shared ratably among the lenders of October 8, 2019, (ii) the aggregate size of the letter of credit facility under the Revolver was increased by $50.0 million to $300.0 million and (iii) the accordion feature of the Revolver, which allows for further increases to the commitments to make Revolving Loans, was set at $150.0 million. Additionally, the Upsize Amendment extended the maturity date of the Revolver by one year to October 5, 2024.

Sponsor Line Agreement

On October 16, 2017, TerraForm Power, Inc. entered into a credit agreement (the “Sponsor Line”) with Brookfield and one of its affiliates. The Sponsor Line establishes a $500.0 million secured revolving credit facility and provides for the lenders to commit to making LIBOR loans to the Company during a period not to exceed three years from the effective date of the Sponsor Line (subject to acceleration for certain specified events). The Company may only use the revolving Sponsor Line credit facility to fund all or a portion of certain funded acquisitions or growth capital expenditures. The Sponsor Line terminates, and all obligations thereunder become payable, no later than October 16, 2022.

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

During the year ended December 31, 2018, the Company made two draws on the Sponsor Line totaling $86.0 million. The Company used the proceeds to fund the acquisition of Saeta and were repaid in full as of December 31, 2018. The Company did not make any draws on the Sponsor Line during the years ended December 31, 2019, and 2017. See Note 21. Related Parties for details.

Covenants and Cross-defaults

The terms of the Company’s corporate-level debt agreements and indentures include customary affirmative and negative covenants and provide for customary events of default, which include, among others, nonpayment of principal or interest and failure to timely deliver financial statements, including quarterly financial maintenance covenants for the Revolver. The occurrence of an event of default for one corporate-level debt instrument could also cause a cross-default for the other corporate-level debt instruments, as described below.

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

Pursuant to the terms of the Senior Notes, a default of indebtedness that exceeds the greater of (i) $100.0 million for the Senior Notes due 2023 and Senior Notes due 2028, and $140.0 million for the Senior Notes due 2030, or (ii) 1.5% of the Company’s consolidated total assets (other than non-recourse indebtedness and indebtedness under the Sponsor Line, which is an obligation of TerraForm Power), that is (i) caused by a failure to pay principal of, or interest or premium, if any, on such indebtedness prior to the expiration of the grace period provided in such indebtedness on the date of such default or (ii) results in the acceleration of such indebtedness would give the trustee under the respective indentures or the holders of at least 25% in the aggregate principal amount of the then outstanding Senior Notes under the respective indentures the right to accelerate any outstanding principal amount of loans and terminate the outstanding commitments under the respective indentures.

An event of default of more than $75.0 million of indebtedness under the Revolver, Term Loan and each series of the Senior Notes would trigger an event of default under the Sponsor Line that would permit the lenders to accelerate any outstanding principal amount of loans and terminate the outstanding commitments under the Sponsor Line.

Non-recourse Long-term Debt

Certain subsidiaries of the Company have incurred long-term non-recourse debt obligations related to the renewable energy facilities that those subsidiaries own directly or indirectly. The indebtedness of these subsidiaries is typically secured by the renewable energy facilities or equity interests in subsidiaries that directly or indirectly hold renewable energy facilities with no recourse to TerraForm Power, Terra LLC or Terra Operating LLC other than limited or capped contingent support obligations, which in aggregate are not considered material to the Company’s business and financial condition. In connection with these financings and in the ordinary course of its business, the Company and its subsidiaries observe formalities and operating procedures to maintain each of their separate existence and can readily identify each of their separate assets and liabilities as separate and distinct from each other. As a result, these subsidiaries are legal entities that are separate and distinct from each of TerraForm Power, Terra LLC, Terra Operating LLC and the guarantors under the Senior Notes due 2023, the Senior Notes due 2028, the Senior Notes due 2030, the Revolver and the Sponsor Line.

2019 United States Project Financings

On May 29, 2019, one of the Company’s subsidiaries entered into a new non-recourse debt financing agreement of $104.1 million senior secured term loan facility, and secured by approximately 137.7 MW of distributed generation solar power facilities located in the U.S. that are owned by certain subsidiaries of the Company. The Company used the net proceeds of this debt to repay a portion of the Revolver and general corporate purposes. The debt bears interest at a rate per annum equal to three month LIBOR plus an applicable margin of 200 basis points that increases by 12.5 basis points every four years until maturity. The debt matures on May 26, 2034, and amortizes on a fifteen-year sculpted amortization schedule. The Company entered into interest rate swap agreements with counterparties to hedge the interest payments associated with the debt, paying a fixed rate of 2.3%. In return, the counterparties agreed to pay the variable interest payments to the lenders.

On August 30, 2019, one of the Company’s subsidiaries entered into a new non-recourse debt financing agreement issuing $131.0 million of 3.2% senior notes secured by approximately 111 MW of utility-scale wind power plants located in the United States that are owned by certain subsidiaries of the Company. The Company used the net proceeds of this debt to repay a portion of the balance outstanding under the Revolver. The senior secured notes mature on July 2, 2032 and amortize on an approximately thirteen-year sculpted amortization schedule.

On September 25, 2019, one of the Company’s subsidiaries entered into a $475.0 million new non-recourse senior term loan (“Bridge Facility”) secured by the approximately 320 MW portfolio of distributed generation power facilities located in the United States that were acquired from subsidiaries of AltaGas. The Bridge Facility bears interest at a rate per annum equal to LIBOR plus an applicable margin of 100 basis points for the first six months, 150 basis points for the following six months and 175 basis points thereafter. The Company used the net proceeds of this debt to fund a portion of the purchase price of the WGL Acquisition. See Note 3. Acquisitions and Divestitures for additional details. The Bridge Facility matures on September 24, 2020. The Company has a one-year extension option and intends, through its subsidiaries, to complete a refinancing of the balance on a long-term basis before maturity in a series of two or more transactions. The balance, net of a principal repayment and unamortized deferred financing costs, is included within non-current liabilities in the consolidated balance sheets.

On November 25, 2019, one of the Company’s subsidiaries entered into a new non-recourse debt financing agreement issuing $171.5 million of 3.55% senior notes secured by approximately 200.6 MW utility-scale wind power plants located in the United States. The Company used the net proceeds of this debt to (i) redeem, in full, the outstanding balance of the non-recourse project term debt previously incurred by the subsidiary, of which $69.1 million remained outstanding plus accrued and unpaid interest, (ii) redeem, in full, derivative liabilities related to interest rate swaps with hedge counterparties of which $9.8 million remained outstanding and (iii) pay for the fees and expenses related to the issuance. The Company used the remaining proceeds for general corporate purposes. As a result of the extinguishment of the project-level debt, the Company recognized a $0.3 million loss on extinguishment of debt during the year ended December 31, 2019, representing the write-off of unamortized debt discount as of the redemption date. The senior secured notes mature on May 1, 2039, and amortize on a twenty-year amortization schedule.

2019 Spain Project Financings

On December 10, 2019, five of the Company’s subsidiaries completed a €235.8 million refinancing agreement (equivalent to $264.4 million at the closing date) of certain non-recourse indebtedness associated with 236.0 MW utility-scale wind plants located in Spain (the “Spanish Wind Term Loans”). The Spanish Wind Term Loans bear interest at a rate per annum equal to three months Euribor plus an applicable margin of 165 basis points that increases by 20 basis points every five years throughout maturity. The Spanish Wind Term Loans amortize on a sculpted amortization schedule through their respective maturity dates through December 2033. The Company entered into interest rate swap agreements with counterparties to hedge approximately 80% of the cash flows associated with the debt, paying a fixed rate of 1.55%. In return, the counterparties agreed to pay the variable interest payments to the lenders. The Company used the net proceeds of the refinancing to fund a portion of the purchase price of the X-Elio Acquisition.

On December 27, 2019, one of the Company’s subsidiaries completed a €213.6 million refinancing agreement of certain non-recourse indebtedness, representing an upsize of approximately €42.0 million (equivalent to $239.5 million and $47.1 million at the closing date, respectively), of certain non-recourse indebtedness associated with approximately 50.0 MW concentrated solar power facility located in Spain (the “Spanish Solar Term Loans”). The Spanish Solar Term Loans consist of €146.4 million variable-rate tranche and €67.2 million fixed-rate tranche (equivalent to $164.2 million and $75.3 million, respectively). The variable-rate tranche bears interest at a rate per annum equal to three months Euribor plus an applicable margin of 190 basis points that increases by 20 basis points every five years throughout the maturity in December of 2033. The fixed-rate tranche bears interest at a rate of 2.55% and matures on June 30, 2035. The Spanish Solar Term Loans amortize on a sculpted amortization schedule through their respective maturity dates through 2035. The Company entered into interest rate swap agreements with counterparties to hedge approximately 80% of the variable cash flows of the debt, paying an average fixed rate of 3.70%. In return, the counterparty agreed to pay the variable interest payments to the lenders. The Company used the net proceeds of the refinancing for general corporate purposes.

2019 Uruguay Project Financing

On April 30, 2019, two of the Company’s subsidiaries completed a $204.0 million refinancing agreements of certain non-recourse indebtedness, representing a net upsize of approximately $57.5 million, associated with the Company’s 95 MW of utility-scale wind plants located in Uruguay (the “Uruguay Term Loans”). The Uruguay Term Loans consist of a $103.0 million Tranche A loan, a new $72.0 million Tranche B loan, and an additional $29.0 million senior secured term loan. Approximately 46% of the combined principal amount of the Uruguay Term Loans bears a fixed interest rate of 2.6%, and the remainder bears interest at a rate per annum equal to six-month U.S. LIBOR plus an applicable margin that ranges from 1.94% to 2.94%. The Uruguay Term Loans amortize on a sculpted amortization schedule through their respective maturity dates through December 2035. The Company entered into interest rate swap agreements with a counterparty to hedge greater than 90% of the cash flows associated with the variable portion of the debt, paying a fixed rate of 2.78%. In return, the counterparty agreed to pay the variable interest payments to the lenders. The net proceeds of the refinancing were used to pay down a portion of the Revolver and general corporate purposes.

Indebtedness Assumed on Acquisition

In connection with the X-Elio Acquisition, the Company assumed $151.7 million of project-level debt secured by the renewable energy facilities of the related entities. The average interest rates applicable to this assumed indebtedness was 2.8%. As of December 31, 2019, the Company obtained all required change of control consents from the lenders.

Financing Lease Obligations

In certain transactions, the Company accounts for the proceeds of sale-leasebacks as financings, which are typically secured by the renewable energy facility asset and its future cash flows from energy sales, with no recourse to Terra LLC or Terra Operating LLC under the terms of the arrangement.

Non-recourse Debt Defaults

As of December 31, 2019 and December 31, 2018, the Company reclassified $159.3 million and $166.4 million, respectively, of non-recourse long-term indebtedness, net of unamortized deferred financing costs and debt discounts, to current in the consolidated balance sheets due to defaults remaining as of the respective financial statements issuance dates. The defaults as of December 31, 2019 primarily consisted of indebtedness of the Company’s renewable energy facility in Chile. The Company continues to amortize deferred financing costs and debt discounts over the maturities of the respective financing agreements as before the violations, since the Company believes there is a reasonable likelihood that it will be, in due course, able to successfully negotiate waivers with the lenders and/or cure existing defaults. The Company’s management based this conclusion on (i) its past history of obtaining waivers and/or forbearance agreements with lenders, (ii) the nature and existence of active negotiations between the Company and the respective lenders to secure waivers, (iii) the Company’s timely servicing of these debt instruments and (iv) the fact that no non-recourse financing has been accelerated to date and no project-level lender has notified the Company of such lenders election to enforce project security interests.

See Note 5. Cash and Cash Equivalents for discussion of corresponding restricted cash reclassifications to current as a result of these defaults.

Modification and Extinguishment of Debt

Net loss on modification and extinguishment of debt includes prepayment penalties, the write-off of unamortized deferred financing costs and debt premiums or discounts, costs incurred in a debt modification that are not capitalized as deferred financing costs, other costs incurred in relation to debt extinguishment, and any gain from the redemption of debt below its carrying amount. Loss on modification and extinguishment of debt, net in the consolidated statements of operations for the years ended December 31, 2019, 2018 and 2017, were attributable to the following:

	Year Ended December 31,
(In thousands)	2019	2018	2017
Senior Notes due 2025[1]	$22,827	$—	$—
Old Senior Notes due 2023[1]	—	—	72,277
Term Loan[1]	4,006	1,480	—
The Old Revolver[2]	—	—	8,822
Non-recourse wind project financing in the U.S.[1]	313	—	—
Non-recourse wind project financing in Spain[1]	3,949	—	—
Solar financing lease obligation in the U.S.[3]	(4,142)	—	—

Total loss on modification and extinguishment of debt, net	$26,953	$1,480	$81,099

(1)	See above for additional details.
(2)

The Company recognized a loss on modification and extinguishment of debt as a result of the reduction of the borrowing capacity of the old revolving credit facility (the “Old Revolver”) and its termination during the year ended December 31, 2017.

(3)

The Company recognized a net gain on extinguishment of debt due to the redemption of certain financing lease obligations within the distributed generation Solar portfolio. The difference between the cash paid to redeem the obligations and the carrying amount as of the date of extinguishment was recognized as a loss on extinguishment of debt in the consolidated statements of operations.

Minimum Lease Payments

The aggregate amounts of minimum lease payments on the Company’s financing lease obligations are $59.5 million. Contractual obligations for the years 2020 through 2024 and thereafter, are as follows:

(In thousands)	2020	2021	2022	2023	2024	Thereafter	Total
Minimum lease obligations[1]	$3,091	$3,171	$3,126	$4,310	$2,933	$42,902	$59,533

(1)

Represents the minimum lease payment due dates for the Company’s financing lease obligations and does not reflect the reclassification of $9.8 million of financing lease obligations to current as a result of debt defaults under certain of the Company’s non-recourse financing arrangements.

Maturities

The aggregate contractual principal payments of long-term debt due after December 31, 2019, excluding financing lease obligations and amortization of debt deferred financing costs, as stated in the financing agreements, are as follows:

(In thousands)	2020[2]	2021	2022	2023	2024	Thereafter	Total
Maturities of long-term debt[1]	$742,664	$273,160	$437,168	$770,276	$279,648	$3,726,020	$6,228,936

(1)

Represents the contractual principal payment due dates for the Company’s long-term debt and does not reflect the reclassification of $159.3 million of long-term debt, net of unamortized deferred financing costs of $5.7 million, to current due to debt defaults that existed as of the date of the issuance of the financial statements (see above for additional details) as of December 31, 2019.

(2)

Includes the $474.6 million Bridge Facility maturing on September 24, 2020. The Company has a one-year extension option and intends, through its subsidiaries, to complete a refinancing of the balance on a long-term basis prior to maturity. The balance, net of unamortized deferred financing costs, is included within non-current liabilities in the consolidated balance sheets.

11. INCOME TAXES

The income tax expense (benefit) was calculated based on the income and losses before income tax between U.S. and foreign operations as follows:

(In thousands)	2019	2018	2017
(Loss) income before income taxes:
United States	$(212,995)	$(182,289)	$(292,190)
Foreign	18,308	16,672	36,246

Loss before income taxes	$(194,687)	$(165,617)	$(255,944)

The income tax provision consisted of the following:

(In thousands)	Current	Deferred	Total
Year ended December 31, 2019
U.S. federal	$145	$4,728	$4,873
State and local	134	3,197	3,331
Foreign	4,636	(942)	3,694

Total expense	4,915	6,983	11,898
Tax benefit in equity	—	(978)	(978)

Total	$4,915	$6,005	$10,920

Year ended December 31, 2018
U.S. federal	$(461)	$(18,301)	$(18,762)
State and local	323	(4,376)	(4,053)
Foreign	2,739	7,786	10,525

Total expense (benefit)	2,601	(14,891)	(12,290)
Tax expense in equity	—	2,826	2,826

Total	$2,601	$(12,065)	$(9,464)

Year ended December 31, 2017
U.S. federal	$(45)	$(20,489)	(20,534)
State and local	95	(1,211)	(1,116)
Foreign	220	1,789	2,009

Total expense (benefit)	270	(19,911)	(19,641)
Tax expense in equity	—	14,081	14,081

Total	$270	$(5,830)	$(5,560)

Effective Tax Rate

The income tax provision differed from the expected amounts computed by applying the statutory U.S. federal income tax rate of 21% as of December 31, 2019 and December 31, 2018 and 35% as of December 31, 2017, to loss before income taxes, as follows:

	Year Ended December 31,
	2019	2018	2017
Income tax benefit at U.S. federal statutory rate	21.0%	21.0%	35.0%
Increase (reduction) in income taxes:
State income taxes, net of U.S. federal benefit	5.9	5.0	4.0
Foreign operations	(2.0)	(0.5)	8.7
Non-controlling interests	(8.0)	(25.9)	(9.4)
Permanent differences	(0.2)	(1.6)	—
Tax Act rate change impact	—	—	2.0
Return to provision	—	—	2.8
Change in valuation allowance	(22.4)	7.8	(34.1)
Other	(0.4)	1.6	—

Effective tax rate	(6.1)%	7.4%	9.0%

Prior to the consummation of the Merger on October 16, 2017, TerraForm Power owned approximately 66% of Terra LLC and SunEdison owned approximately 34% of Terra LLC. On October 16, 2017, pursuant to the Settlement Agreement, SunEdison transferred its interest in Terra LLC to TerraForm Power. Since the date of this transaction, TerraForm Power owns 100% of the capital and profits interest in Terra LLC, except for the IDRs which are owned by Brookfield IDR Holder. The Merger resulted in a change in control to occur subjecting TerraForm Power’s loss carryforwards to be limited for future usage under Internal Revenue Code Section 382.

On December 31, 2018, the Company executed a reorganization of its Capital Dynamics portfolio which resulted in no current tax impact by effectively moving the stock of the Capital Dynamics corporate entities up to TerraForm Power and then immediately contributing Capital Dynamics project assets to Terra LLC. The Company recognized a deferred tax benefit of $20.1 million during the year ended December 31, 2018, resulting from an excess net deferred tax liability that was previously recognized by TerraForm Power Holdings, Inc. as a separate taxpayer which is now expected to reverse in future periods as part of the U.S. federal and state tax consolidated group and provide a source of future taxable income to realize the Company’s net operating loss (“NOL”) carryforwards.

For the years ended December 31, 2019 and December 31, 2018, the overall effective tax rate was different than the statutory rate of 21% primarily due to the recording of a valuation allowance on certain income tax benefits attributed to the Company, losses allocated to non-controlling interests, the 2018 revaluation of deferred federal and state tax balances for TerraForm Power Holdings, Inc., and the effect of foreign and state taxes. For the year ended December 31, 2017, the overall effective tax rate was different from the statutory tax rate of 35% primarily due to the recording of a valuation allowance on certain income tax benefits attributed to the Company, losses allocated to non-controlling interests, the 2017 revaluation of deferred federal and state tax balances and the effect of foreign and state taxes.

The tax effects of the major items recorded as deferred tax assets and liabilities were as follows:

	As of December 31,
(In thousands)	2019	2018
Deferred tax assets:
Net operating losses and tax credit carryforwards	$623,858	$587,833
Derivative Liabilities	26,087	33,261
Interest expense limitation carryforward	117,598	67,887
Total deferred tax assets	767,543	688,981
Valuation allowance	(413,884)	(386,336)

Net deferred tax assets	353,659	302,645

Deferred tax liabilities:
Investment in partnership	270,237	221,694
Renewable energy facilities	107,908	30,261
Intangible assets	169,195	229,363
Other	858	176

Total deferred tax liabilities	548,198	481,494

Net deferred tax liabilities	$194,539	$178,849

For U.S. income tax purposes, Terra LLC is taxed as a U.S. partnership and controls the underlying renewable energy facilities. Thus, the tax effects of temporary differences related to the Company’s portfolio companies are captured within the net deferred tax liability for the investment in the partnership. At December 31, 2019, the Company has gross NOL carryforwards of $2.29 billion in the U.S. and gross NOL carryforwards of $132.1 million in foreign jurisdictions that will both expire in tax years beginning in 2035. Of the $2.3 billion of gross NOL carryforwards generated in the U.S., approximately $0.56 billion are limited and are expected to expire unused. For the remaining $1.73 billion, the Company does not believe it is more likely than not that it will generate sufficient taxable income to realize this entire amount. Consequently, the Company has recorded a valuation allowance against its deferred tax assets, net of the deferred tax liability related to the Company’s partnership investments that is expected to reverse within the NOL carryforward period with the exception of certain NOL at its Canadian, Portuguese, Spanish and Uruguayan operations. The current year movement in the valuation allowance is related to losses generated in the current year as a result of the current year operations and changes in the Company’s tax accounting methods and the limitations on such U.S. Federal and State losses as a result of U.S. Tax Reform.

Prior to the acquisition of Saeta, the Company’s foreign entities had cumulative negative earnings and profits, therefore, those entities had no earnings to repatriate back to the U.S. Following the enactment of the Tax Act and the current year acquisition of Saeta, the Company does not assert the indefinite reinvestment related to undistributed earnings of its foreign subsidiaries. The Company plans to utilize earnings generated by its foreign subsidiaries to make strategic acquisitions abroad and repatriate any excess earnings. The Company’s management determined there was no material deferred tax liabilities that needed to be recognized as of December 31, 2019.

The 2017 Tax Act included a provision to tax global intangible low tax income (“GILTI”) of foreign subsidiaries in excess of a standard rate of return. The Company will record expense related to GILTI in the period the tax is incurred. For the year ended December 31, 2019, the Company was in an overall tested loss position for GILTI purposes and therefore has not included GILTI in its calculation of taxable loss. The U.S. Treasury has issued additional guidance through notices and final regulations during 2019 which did not significantly impact the Company’s interpretation of the 2017 Tax Act. The Company will continue to monitor developments as they occur.

As of December 31, 2019 and 2018, the Company had not identified any uncertain tax positions for which a liability was required under ASC 740-10.

12. DERIVATIVES

As part of its risk management strategy, the Company entered into derivative instruments which include interest rate swaps, foreign currency contracts and commodity contracts to mitigate interest rate, foreign currency and commodity price exposures. If the Company elects to do so and if the instrument meets the criteria specified in ASC 815, Derivatives and Hedging, the Company designates its derivative instruments as either cash flow hedges or net investment hedges. The Company enters into interest rate swap agreements in order to hedge the variability the of expected future cash interest payments. Foreign currency contracts are used to reduce risks arising from the change in fair value of certain foreign currency denominated assets and liabilities. The objective of these practices is to minimize the impact of foreign currency fluctuations on operating results. The Company also enters into commodity contracts to hedge price variability inherent in energy sales arrangements. The objectives of the commodity contracts are to minimize the impact of variability in spot energy prices and stabilize estimated revenue streams. The Company does not use derivative instruments for trading or speculative purposes.

As of December 31, 2019 and 2018, the fair values of the following derivative instruments were included in the respective balance sheet captions indicated below:

	Fair Value of Derivative Instruments[1]
	Derivatives Designated as Hedging Instruments			Derivatives Not Designated as Hedging Instruments
(In thousands)	Interest Rate Swaps	Foreign Currency Contracts	Commodity Contracts	Interest Rate Swaps	Foreign Currency Contracts	Commodity Contracts	Gross Derivatives	Counterparty Netting[2]	Net Derivatives
As of December 31, 2019
Derivative assets, current	$—	$349	$1,040	$—	$8,092	$7,279	$16,760	$(941)	$15,819
Derivative assets	809	24	33,269	—	504	23,583	58,189	(472)	57,717

Total assets	$809	$373	$34,309	$—	$8,596	$30,862	$74,949	$(1,413)	$73,536

Derivative liabilities, current	$12,046	$631	$—	$21,923	$310	$—	$34,910	$(941)	$33,969
Derivative liabilities	41,605	315	—	59,412	534	—	101,866	(472)	101,394

Total liabilities	$53,651	$946	$—	$81,335	$844	$—	$136,776	$(1,413)	$135,363

As of December 31, 2018
Derivative assets, current	$1,478	$605	$18	$—	$3,344	$9,783	$15,228	$(857)	$14,371
Derivative assets	5,818	2,060	42,666	—	647	40,137	91,328	(344)	90,984

Total assets	$7,296	$2,665	$42,684	$—	$3,991	$49,920	$106,556	$(1,201)	$105,355

Derivative liabilities, current	$465	$—	$—	$34,267	$1,684	$—	$36,416	$(857)	$35,559
Derivative liabilities	3,334	1,437	—	88,034	1,387	—	94,192	(344)	93,848

Total liabilities	$3,799	$1,437	$—	$122,301	$3,071	$—	$130,608	$(1,201)	$129,407

(1)	Fair value amounts are shown before the effects of counterparty netting adjustments.
(2)	Represents the netting of derivative exposures covered by qualifying master netting arrangements.

As of December 31, 2019 and December 31, 2018, the Company had posted letters of credit in the amount of $15.0 million, as collateral related to certain commodity contracts. Certain derivative contracts contain provisions providing the counterparties a lien on specific assets as collateral. There was no cash collateral received or pledged as of December 31, 2019 and December 31, 2018 related to the Company’s derivative transactions.

The Company elected to present all derivative assets and liabilities on a net basis on the consolidated balance sheets as a right to set-off exists. The Company enters into International Swaps and Derivatives Association, Inc. (“ISDA”) Master Agreements with its counterparties. An ISDA Master Agreement is an agreement that can govern multiple derivative transactions between two counterparties that typically provides for the net settlement of all, or a specified group, of these derivative transactions through a single payment, and in a single currency, as applicable. A right to set-off typically exists when the Company has a legally enforceable ISDA Master Agreement. No amounts were netted for commodity contracts as of December 31, 2019 or 2018 as each of the commodity contracts were in a gain position.

The following table presents the notional amounts of derivative instruments as of December 31, 2019 and 2018:

	December 31,
(In thousands)	2019	2018
Derivatives designated as hedging instruments:
Cash flow hedges:
Interest rate swaps (USD)	441,628	357,797
Interest rate swaps (CAD)	138,575	147,522
Interest rate swaps (EUR)	310,721	—
Commodity contracts (MWhs)	5,360	6,030
Net investment hedges:
Foreign currency contracts (CAD)	94,100	81,600
Foreign currency contracts (EUR)	199,750	320,000
Derivatives not designated as hedging instruments:
Interest rate swaps (USD)	11,399	12,326
Interest rate swaps (EUR)[1]	745,719	1,044,253
Foreign currency option contracts (EUR)[2]	625,200	—
Foreign currency forward contracts (EUR)[2]	118,550	640,200
Commodity contracts (MWhs)	7,610	8,707

(1)

Represents the notional amount of the interest rate swaps at Saeta to economically hedge the interest rate payments on non-recourse debt. The Company did not designate these derivatives as hedging instruments per ASC 815 as of the respective balance sheet dates.

(2)

Represents the notional amount of foreign currency contracts used to economically hedge portions of the Company’s foreign exchange risk associated with Euro-denominated intercompany loans. The Company did not designate these derivatives as hedging instruments per ASC 815 as of December 31, 2019 and December 31, 2018.

Gains and losses on derivatives not designated as hedging instruments for the years ended December 31, 2019, 2018 and 2017 consisted of the following:

	Location of Loss (Gain) in the Statements of Operations	Year Ended December 31,
(In thousands)		2019	2018	2017
Interest rate swaps	Interest expense, net	$25,790	$2,565	$3,161
Foreign currency contracts	Gain on foreign currency exchange, net	(27,233)	(34,714)	966
Commodity contracts	Operating revenues, net	479	3,209	(5,117)

During the second quarter of 2018, the Company discontinued hedge accounting for a certain long-dated commodity contract as it was no longer considered highly effective in offsetting the cash flows associated with the underlying risk being hedged. Long-term electricity prices in the related market declined significantly during the second quarter of 2018, causing the option component of the derivative contract to have an intrinsic value which negatively impacted the effectiveness assessment of the hedge relationship. Hedge accounting was prospectively discontinued effective April 1, 2018, with changes in fair value recorded in earnings. The gains in AOCI as of March 31, 2018 amounted to $44.3 million and $5.7 million of which were recorded in earnings during the three quarters following the discontinuation of hedge accounting. The balance of the accumulated gains deferred in AOCI as of December 31, 2019 was $30.9 million will be amortized through earnings over the term of the contract, which expires in 2023, of which $7.7 million will be amortized within the next 12 months.

As discussed in Note 3. Acquisitions and Divestitures, the Company consummated the sale of the U.K. Portfolio on May 11, 2017. As part of the sale agreement, Vortex Solar UK Limited assumed the debt and the associated interest rate swaps. As of the date of the sale, the remaining loss in AOCI of $0.4 million was reclassified into interest expense, net, and the fair value of the interest rate swap liability of $23.4 million is reflected within gain on sale of renewable energy facilities in the consolidated statements of operations for the year ended December 31, 2017. The interest expense amount reflected in the table above for the year ended December 31, 2017 primarily pertains to these interest rate swaps.

Gains and losses on derivatives not designated as hedging instruments for the years ended December 31, 2019, 2018 and 2017 consisted of the following:

	Year Ended December 31,
Derivatives in Cash Flow and Net Investment Hedging Relationships	Gain (Loss) Included in the Assessment of Effectiveness Recognized in OCI, net of taxes[1]			Gain (Loss) Excluded from the Assessment of Effectiveness Recognized in OCI Using an Amortization Approach[2]
(In thousands)	2019	2018	2017	2019	2018	2017
Interest rate swaps	$(33,503)	$1,034	$(396)	$—	$—	$—
Foreign currency contracts	13,904	11,169	—	—	—	—
Commodity derivative contracts	(8,920)	(3,163)	18,008	—	452	—

Total	$(28,519)	$9,040	$17,612	$—	$452	$—

	Year Ended December 31,
Location of Amount Reclassified from AOCI into Income	(Gain) Loss Included in the Assessment of Effectiveness Reclassified from AOCI into Income[3]			(Gain) Loss Excluded from the Assessment of Effectiveness that is Amortized through Earnings
	2019	2018	2017	2019	2018	2017
Interest expense, net	$1,896	$1,307	$5,507	$—	$—	$(1,270)
Gain on foreign currency exchange, net	—	—	—	—	—	—
Operating revenues, net	3,371	(1,804)	(7,754)	—	—	(2,923)

Total	$5,267	$(497)	$(2,247)	$—	$—	$(4,193)

———

(1)

Net of $(1.0) million, $3.6 million, and $(0.1) million tax (benefit) expense attributed to interest rate swaps during the years ended December 31, 2019, 2018, and 2017, respectively. Net of $3.9 million tax expense attributed to foreign currency contracts designated as net investment hedges during the year ended December 31, 2018. There were no taxes attributed to foreign currency contracts during the years ended December 31, 2019 and 2017. Net of $2.0 million and $2.5 million tax expense attributed to commodity contracts during the years ended December 31, 2018, 2017, respectively. There were no taxes attributed to commodity contracts during the year ended December 31, 2019.

(2)	No tax expense or benefit was recorded for the year ended December 31, 2019. Net of tax expense of $0.3 million for the year ended December 31, 2018.
(3)

No tax expense or benefit was recorded for the year ended December 31, 2019. Net of tax benefit of $0.7 million and $1.1 million attributed to interest rate swaps for the years ended December 31, 2018 and 2017, respectively. Net of tax benefit of $2.4 million and $1.5 million attributed to commodity contracts during the years ended December 31, 2018 and 2017, respectively.

Derivatives Designated as Hedging Instruments

Interest Rate Swaps

The Company has interest rate swap agreements to hedge certain variable rate non-recourse debt. These interest rate swaps qualify for hedge accounting and were designated as cash flow hedges. Under the interest rate swap agreements, the Company pays a fixed rate and the counterparties to the agreements pay a variable interest rate. The change in the fair value of the components included in the effectiveness assessment of these derivatives is initially reported in AOCI and subsequently reclassified to earnings in the periods when the hedged transactions affect earnings (the payment of interest). The amounts deferred in AOCI and reclassified into earnings during the years ended December 31, 2019, 2018 and 2017 related to these interest rate swaps are provided in the tables above. The loss expected to be reclassified into earnings over the next twelve months is approximately $6.9 million. The maximum term of outstanding interest rate swaps designated as hedging instruments is 19 years.

Foreign Currency Forward Contracts

The Company uses foreign currency forward contracts to hedge portions of its net investment positions in certain subsidiaries with Euro (“€”) and Canadian dollar (“C$”) functional currencies and to manage its foreign exchange risk. For instruments that are designated and qualify as hedges of net investment in foreign operations, the effective portion of the net gains or losses attributable to changes in exchange rates are recorded in foreign currency translation adjustments within AOCI. The recognition in earnings of amounts previously recorded in AOCI is limited to circumstances such as complete or substantial liquidation of the net investment in the hedged foreign operation.

Cash flows from derivative instruments designated as net investment hedges are classified as investing activities in the consolidated statements of cash flows.

As of December 31, 2019, the total notional amount of foreign currency forward contracts designated as net investment hedges was €200 million and C$94 million. The maturity dates of these derivative instruments designated as net investment hedges range from 3 months to 33 months. As of December 31, 2018, the total notional amount of foreign currency forward contracts designated as net investment hedges was €320 million and C$81.6 million. The maturity dates of these derivative instruments designated as net investment hedges range from 3 months to 2 years. There were no foreign currency forward contracts designated as net investment hedges as of December 31, 2017.

Commodity Contracts

The Company has two long-dated physically delivered commodity contracts that hedge variability in cash flows associated with the sales of power from certain wind renewable energy facilities located in Texas. One of these commodity contract qualifies for hedge accounting and is designated as a cash flow hedge. The change in the fair value of the components included in the effectiveness assessment of this derivative is initially reported in AOCI and subsequently reclassified to earnings in the periods when the hedged transactions affect earnings (the sale of electricity). The amounts deferred in AOCI and reclassified into earnings during the years ended December 31, 2019, 2018 and 2017 related to these commodity contracts are provided in the tables above. The gain expected to be reclassified into earnings over the next twelve months is approximately $1.6 million. The maximum term of the outstanding commodity contract designated as a hedging instrument is 8 years.

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

Foreign Currency Contracts

The Company has foreign currency forward and option contracts that economically hedge its exposure to foreign currency fluctuations. As these hedges are not accounted for under hedge accounting, the changes in fair value are recorded in loss (gain) on foreign currency exchange, net in the consolidated statements of operations.

Commodity Contracts

The Company has commodity contracts that to economically hedge commodity price variability inherent in certain electricity sales arrangements. If the Company sells electricity to an independent system operator market and there is no PPA available, it may enter into a commodity contract to hedge all or a portion of their estimated revenue stream. These commodity contracts require periodic settlements in which the Company receives a fixed-price based on specified quantities of electricity and pays the counterparty a variable market price based on the same specified quantity of electricity. As these derivatives are not accounted for under hedge accounting, the changes in fair value are recorded in operating revenues, net in the consolidated statements of operations.

13. FAIR VALUE OF FINANCIAL INSTRUMENTS

The fair values of assets and liabilities are determined using either unadjusted quoted prices in active markets (Level 1) or pricing inputs that are observable (Level 2) whenever that information is available and using unobservable inputs (Level 3) to estimate fair value only when relevant observable inputs are not available. The Company uses valuation techniques that maximize the use of observable inputs. Assets and liabilities are classified in their entirety based on the lowest priority level of input that is significant to the fair value measurement. Where observable inputs are available for substantially the full term of the asset or liability, the instrument is categorized in Level 2. If the inputs into the valuation are not corroborated by market data, in such instances, the valuation for these contracts is established using techniques including the extrapolation from or interpolation between actively traded contracts, as well as the calculation of implied volatilities. When such inputs have a significant impact on the measurement of fair value, the instrument is categorized as Level 3. The Company regularly evaluates and validates the inputs used to determine the fair value of Level 3 contracts by using pricing services to support the underlying market price of the commodity.

The Company uses a discounted cash flow valuation technique to determine the fair value of its derivative assets and liabilities. The primary inputs in the valuation models for commodity contracts are market observable forward commodity curves, risk-free discount rates, volatilities and, to a lesser degree, credit spreads. The primary inputs into the valuation of interest rate swaps and foreign currency contracts are forward interest rates and foreign currency exchange rates and, to a lesser degree, credit spreads.

Recurring Fair Value Measurements

The following table summarizes the financial instruments measured at fair value on a recurring basis classified in the fair value hierarchy (Level 1, 2 or 3) based on the inputs used for valuation in the consolidated balance sheets:

	As of December 31, 2019				As of December 31, 2018
(In thousands)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Assets
Interest rate swaps	$—	$809	$—	$809	$—	$7,296	$—	$7,296
Commodity contracts	—	5,859	59,312	65,171	—	12,952	79,652	92,604
Foreign currency contracts	—	7,556	—	7,556	—	5,455	—	5,455

Total derivative assets	$—	$14,224	$59,312	$73,536	$—	$25,703	$79,652	$105,355

Liabilities
Interest rate swaps	$—	$134,986	$—	$134,986	$—	$126,100	$—	$126,100
Foreign currency contracts	—	377	—	377	—	3,307	—	3,307

Total derivative liabilities	$—	$135,363	$—	$135,363	$—	$129,407	$—	$129,407

The Company’s interest rate swaps, foreign currency contracts and financial commodity contracts are considered Level 2, since all significant inputs are corroborated by market observable data. The Company’s long-term physically settled commodity contracts (see Note 12. Derivatives) are considered Level 3 as they contain significant unobservable inputs. There were no transfers in or out of Level 1, Level 2 and Level 3 during the years ended December 31, 2019 and 2018.

The following table reconciles the changes in the fair value of derivative instruments classified as Level 3 in the fair value hierarchy for the years ended December 31, 2019 and 2018:

	Year Ended December 31,
(In thousands)	2019	2018
Balance as of January 1	$79,652	$80,268
Realized and unrealized (losses) gains:
Included in other comprehensive loss	(8,920)	(4,736)
Included in operating revenues, net	(12,441)	6,244
Net settlements	1,021	(2,124)

Balance as of December 31	$59,312	$79,652

The significant unobservable inputs used in the valuation of the Company’s commodity contracts classified as Level 3 in the fair value hierarchy as of December 31, 2019 are as follows:

(In thousands, except range)	Fair Value as of December 31, 2019
Transaction Type	Assets	Liabilities	Valuation Technique	Unobservable Inputs as of December 31, 2019
Commodity contracts—power	$59,312	$—	Option model	Volatilities	14.2%

					Range
			Discounted cash flow	Forward price (per MWh)	$6.30	-	$169.30

The sensitivity of the Company’s fair value measurements to increases (decreases) in the significant unobservable inputs is as follows:

Significant Unobservable Input	Position	Impact on Fair Value Measurement
Increase (decrease) in forward price	Forward sale	Decrease (increase)
Increase (decrease) in implied volatilities	Purchase option	Increase (decrease)

The Company measures the sensitivity of the fair value of its Level 3 commodity contracts to potential changes in commodity prices using a mark-to-market analysis based on the current forward commodity prices and estimates of the price volatility. An increase in power forward prices will produce a mark-to-market loss, while a decrease in prices will result in a mark-to-market gain. An increase in the estimates of the price volatility will produce a mark-to-market gain, while a decrease in volatility will result in a mark-to-market loss.

Fair Value of Debt

The carrying amount and estimated fair value of the Company’s long-term debt as of December 31, 2019 and 2018 was as follows:

	As of December 31, 2019		As of December 31, 2018
(In thousands)	Carrying Amount	Fair Value	Carrying Amount	Fair Value
Long-term debt, including current portion	$6,235,382	$6,512,188	$5,761,845	$5,789,702

The fair value of the Company’s long-term debt, except the corporate-level senior notes, was determined using inputs classified as Level 2 and a discounted cash flow approach using market rates for similar debt instruments. The fair value of the corporate-level senior notes is based on market price information which is classified as a Level 1 input. They are measured using the last available trades at the end of each respective fiscal year. The fair values of the Senior Notes due 2023, Senior Notes due 2028 and Senior Notes due 2030 were 103.4%, 105.8% and 102.2% of face value as of December 31, 2019, respectively. The fair values of the Senior Notes due 2023, Senior Notes due 2025 and Senior Notes due 2028 were 93.5%, 89.8% and 102.5% of face value as of December 31, 2018, respectively.

Nonrecurring Fair Value Measurements

Assets and liabilities that are measured at fair value on a nonrecurring basis relate primarily to renewable energy facilities, goodwill and intangibles, which are remeasured when the derived fair value is below the carrying value on the Company’s consolidated balance sheet. For these assets, the Company does not periodically adjust carrying value to fair value except in the event of impairment. When the impairment has occurred, the Company measures the required charges and adjusts the carrying value as discussed in Note 2. Summary of Significant Accounting Policies. For discussion about the impairment testing of assets and liabilities not measured at fair value on a recurring basis see Note 6. Renewable Energy Facilities and Note 7. Intangible Assets, Net and Goodwill for additional details.

14. OTHER FINANCIAL INFORMATION

Other current assets presented in the consolidated balance sheets consisted of the following:

	As of December 31,
(In thousands)	2019	2018
Taxes receivable	$14,435	$18,798
Indemnity receivable	15,229	15,348
Spare parts inventory	266	7,562
Purchased solar renewable energy credits	5,019	—
Due from financial institutions	6,299	—
Due from service provider	8,212	—
Note receivable from public utility company	4,187	1,027
Miscellaneous	4,035	9,298

Total other current assets	$57,682	$52,033

Other liabilities presented in the consolidated balance sheets consisted of the following:

	As of December 31,
(In thousands)	2019	2018
Energy tracking accounts payable	$71,277	$38,993
Intangible liabilities	15,864	18,883
Deferred revenue	9,388	12,090
Due to service provider	4,484	4,587
Miscellaneous	11,059	16,235

Total other non-current liabilities	$112,072	$90,788

15. VARIABLE INTEREST ENTITIES

The Company assesses entities for consolidation in accordance with ASC 810. The Company consolidates VIEs in renewable energy facilities when the Company is determined to be the primary beneficiary. VIEs are entities that lack one or more of the characteristics of a VOE. The Company has a controlling financial interest in a VIE when its variable interest(s) provide it with (i) the power to direct the activities of the VIE that most significantly impact the VIE’s economic performance and (ii) the obligation to absorb losses of the VIE or the right to receive benefits from the VIE that could potentially be significant to the VIE. The VIEs own and operate renewable energy facilities in order to generate contracted cash flows. The VIEs were funded through a combination of equity contributions from the owners and non-recourse project-level debt.

The carrying amounts and classification of the consolidated assets and liabilities of the VIEs included in the Company’s consolidated balance sheets were as follows:

	As of December 31,
(In thousands)	2019	2018
Assets
Current assets:
Cash and cash equivalents	$44,083	$69,896
Restricted cash	10,562	10,428
Accounts receivable, net	39,804	31,740
Derivative assets, current	2,461	2,038
Prepaid expenses	3,466	3,194
Other current assets	21,228	16,761

Total current assets	121,604	134,057
Renewable energy facilities, net	3,188,508	3,064,675
Intangible assets, net	690,594	751,377
Restricted Cash	4,454	12,140
Derivative assets	56,852	78,916
Other assets	7,061	2,441

Total assets	$4,069,073	$4,043,606

Liabilities
Current liabilities:
Current portion of long-term debt and financing lease obligations	$55,089	$64,251
Accounts payable, accrued expenses and other current liabilities	42,685	55,996
Derivative liabilities, current	449	543

Total current liabilities	98,223	120,790
Long-term debt and financing lease obligations, less current portion	932,862	885,760
Operating lease obligations, less current portion	138,816	—
Asset retirement obligations	116,159	86,457
Derivative liabilities	894	3,558
Other liabilities	41,813	39,014

Total liabilities	$1,328,767	$1,135,579

The amounts shown in the table above exclude intercompany balances that are eliminated upon consolidation. All the assets in the table above are restricted for settlement of the VIE obligations, and all the liabilities in the table above can only be settled by using VIE resources.

16. STOCKHOLDERS’ EQUITY

TerraForm Power, Inc. has 100,000,000 authorized shares of preferred stock of par value $0.01 per share, and 1,200,000,000 authorized shares of Common Stock of par value $0.01 per share. There are no other authorized classes of shares and the Company does not have any issued shares of preferred stock. As of December 31, 2019, the combined ownership of affiliates of Brookfield was approximately 62%.

On January 11, 2020, the Company received an unsolicited, non-binding proposal (the “Brookfield Proposal”) from Brookfield Renewable, an affiliate of Brookfield, to acquire all of the outstanding shares of Common Stock of the Company, other than the approximately 62% already held by Brookfield Renewable and its affiliates. The Brookfield Proposal expressly conditioned the transaction contemplated thereby on the approval of a committee of the Board of Directors of the Company (the “Board”) consisting solely of independent Directors and the approval of a majority of the shares held by the Company’s stockholders not affiliated with Brookfield Renewable and its affiliates. Following the Company’s receipt of the Brookfield Proposal, the Board formed a special committee (the “Special Committee”) of non-executive, disinterested and independent Directors to, among other things, review, evaluate and consider the Brookfield Proposal and, if the Special Committee deemed appropriate, negotiate a transaction with Brookfield Renewable or explore alternatives thereto. The Board resolutions establishing the Special Committee expressly provided that the Board would not approve the transaction contemplated by the Brookfield Proposal or any alternative thereto without a prior favorable recommendation by the Special Committee. On March 16, 2020, on the unanimous recommendation of the Special Committee and with the approval of the Board, the Company and Brookfield Renewable and certain of their affiliates entered into a definitive agreement (the “Reorganization Agreement”) for Brookfield Renewable to, among other things, acquire all of the shares of Common Stock, other than the 62% currently owned by Brookfield Renewable and its affiliates (the transactions contemplated by the Reorganization Agreement, the “Transactions”). Upon the consummation of the Transactions, each holder of a share of Common Stock that is issued and outstanding immediately prior to the consummation of the Transactions, will be converted into the right to receive, at each TerraForm Power shareholder’s election, 0.381 of a Brookfield Renewable limited partnership unit or a Class A exchangeable subordinate voting share of Brookfield Renewable Corporation, a Canadian subsidiary of Brookfield Renewable which is expected to be publicly listed as of the consummation of the Transactions. As provided by the Brookfield Proposal, the adoption of the Plan of Merger (as defined in the Reorganization Agreement) and the approval of the Reorganization Agreement and the consummation of the transactions contemplated thereby is subject to the non-waivable approval of TerraForm Power’s shareholders representing a majority of the outstanding shares of Common Stock not owned by Brookfield Renewable and its affiliates and the consummation of the transactions contemplated by the Reorganization Agreement are subject to customary closing conditions, including receipt of certain regulatory approval. As of the date of this Annual Report, Brookfield Renewable holds an approximately 30% indirect economic interest in TerraForm Power.

The following table reflects the changes in the Company’s shares of Common Stock outstanding during the years ended December 31, 2019 and 2018:

	As of December 31,
(In thousands)	2019	2018
Balance as of January 1	$209,142	$148,086
Issuance of Common Stock in public offering[1]	14,907	—
Issuance of Common Stock to affiliate[2,3]	2,982	61,056
Net shares issued under equity incentive plan	13	—
Less: Repurchases of Common Stock[4]	(543)	—

Balance as of December 31	$226,501	$209,142

(1)

On October 8, 2019, the Company completed an underwritten registered public offering of 14,907,573 shares of Common Stock at a price of $16.77 per share for a total consideration of $250.0 million, not including transaction costs.

(2)

On October 8, 2019, concurrently with the public offering described above, the Company completed a private placement of 2,981,514 shares of Common Stock at a price of $16.77 per share to an affiliate of Brookfield for a total consideration of $50.0 million, not including transaction costs.

(3)

On June 11, 2018, the Company completed a private placement of 60,975,609 shares of the Company’s Common Stock with affiliates of Brookfield at a price of $10.66 per share for a total consideration of $650.0 million. The proceeds of the offering were used to pay a portion of the purchase price of the Tendered Shares of Saeta. On August 3, 2018, the Company issued 80,084 shares of Common Stock to an affiliate of Brookfield in connection with the net losses incurred, such as out-of-pocket losses, damages, costs, fees and expenses, in connection with the obtainment of a final resolution of a certain litigation matter.

(4)

During the fourth quarter of 2019, the Company repurchased a total of 543,265 shares of Common Stock at a total cost of $8.4 million and recorded within Treasury Stock on the consolidated balance sheets.

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

Prior to the consummation of the Merger, SunEdison was the indirect holder of 100% of the shares of Class B common stock of TerraForm Power and held approximately 83.9% of the combined total voting power of the holders of TerraForm Power’s Class A Common Stock and Class B common stock. As contemplated by the Merger Agreement and in satisfaction of its obligations under the Settlement Agreement, SunEdison exchanged, effective immediately prior to the effective time of the Merger, all of the Class B units of Terra LLC held by it or any of its controlled affiliates for 48,202,310 Class A shares of TerraForm Power. Following completion of this exchange, all of the issued and outstanding shares of Class B common stock of TerraForm Power were automatically redeemed and retired. Pursuant to the Settlement Agreement, immediately following this exchange, the Company issued to SunEdison additional Class A shares such that immediately prior to the effective time of the Merger, SunEdison and certain of its affiliates held an aggregate number of Class A shares equal to 36.9% of TerraForm Power’s fully diluted share count (which was subject to proration based on the Merger consideration election results as discussed below). As a result of the Merger closing, TerraForm Power is no longer a controlled affiliate of SunEdison and is now a controlled affiliate of Brookfield.

At the effective time of the Merger, each share of Common Stock of TerraForm Power issued and outstanding immediately prior to the effective time of the Merger, except for certain excluded shares, was converted into the right to, at the holder’s election and subject to proration as described below, either (i) receive $9.52 per Class A Share, in cash, without interest (the “Per Share Cash Consideration”) or (ii) retain one share of Common Stock, par value $0.01 per share, of the surviving corporation (the “Per Share Stock Consideration,” and, together with the Per Share Cash Consideration, without duplication, the “Per Share Merger Consideration”). Issued and outstanding shares included shares issued in connection with the SunEdison Settlement Agreement as more fully described above and shares underlying outstanding RSUs of the Company under the Company’s 2014 Second Amended and Restated Long-Term Incentive Plan (the “2014 LTIP”). At the effective time of the Merger, any vesting conditions applicable to any Company RSU outstanding immediately prior to the effective time of the Merger under the 2014 LTIP were automatically and without any required action on the part of the holder, deemed to be satisfied in full, and such Company RSU was canceled and converted into the right to receive the Per Share Merger Consideration, including the election of the Per Share Stock Consideration or the Per Share Cash Consideration in respect of each share (in the case of RSUs subject to performance conditions, with such conditions deemed satisfied at “target” levels), less any tax withholdings. The Per Share Stock Consideration was subject to proration in the event that the aggregate number of Class A Shares for which an election to receive the Per Share Stock Consideration exceeded 49% of the TerraForm Power fully diluted share count (the “Maximum Stock Consideration Shares”). Additionally, the Per Share Cash Consideration was subject to proration in the event that the aggregate number of Class A shares for which an election to receive the Per Share Cash Consideration exceeded the TerraForm Power fully diluted share count minus (i) the Maximum Stock Consideration Shares, (ii) any Class A shares currently held by affiliates of Brookfield, and (iii) any shares for which the holders seek appraisal under Delaware law. Based on the results of the consideration election, the elections of the Per Share Stock Consideration were oversubscribed and the proration ratio was 62.6%, which meant that stockholders electing to receive 100% of their merger consideration in stock retained 62.6% of their Class A shares in the Merger and received cash consideration in respect of 37.4% of their shares.

On October 16, 2017, in connection with the consummation of the Merger, the Company entered into a registration rights agreement (the “SunEdison Registration Rights Agreement”) with SunEdison, SunEdison Holdings Corporation (“SHC”) and SUNE ML 1, LLC (“SML1”). The SunEdison Registration Rights Agreement governed the rights of SunEdison, SHC, SML1 and certain permitted assigns with respect to the registration for resale of Class A shares held by them immediately following the Merger. The Company registered these shares in December of 2017, and these shares were distributed by SunEdison, Inc., SHC and SML1 to certain creditors under the plan of reorganization in connection with SunEdison’s emergence from bankruptcy in December of 2017.

Upon the consummation of the Merger, TerraForm Power’s certificate of incorporation was amended and restated to include 100,000,000 authorized shares of preferred stock, par value $0.01 per share, and 1,200,000,000 authorized shares of Common Stock, par value $0.01 per share. There were no other authorized classes of shares, and the Company did not have any issued shares of preferred stock as of December 31, 2019, 2018 and 2017.

2019 Public Offering and Concurrent Private Placement of Common Stock to an Affiliate

On October 8, 2019, the Company completed an underwritten registered public offering of 14,907,573 shares of Common Stock at a price of $16.77 per share (the “Public Offering”), for a total consideration of $250.0 million, not including transaction costs. In connection with the Public Offering, the Company entered into an underwriting agreement, dated October 3, 2019 among the Company, Terra LLC and RBC Capital Markets, LLC, as the underwriter.

Concurrent with the Public Offering, on October 8, 2019, the Company completed a private placement of 2,981,514 shares of Common Stock at a price of $16.77 per share (the “2019 Private Placement”), to BBHC Orion Holdco L.P., an affiliate of Brookfield (the “2019 Private Placement Purchaser”), for a total consideration of $50.0 million, not including transaction costs. No underwriting discounts or commissions were paid with respect to the 2019 Private Placement. In connection with the 2019 Private Placement, the Company entered into a stock purchase agreement, dated October 8, 2019, with the 2019 Private Placement Purchaser. The Common Stock issued in the 2019 Private Placement were not registered with the SEC, in reliance on Section 4(a)(2) of the Securities Act and the acknowledgment of the 2018 Private Placement Purchaser that it is an “accredited investor” within the meaning of Rule 501(a) of Regulation D of the Securities Act or a “qualified institutional buyer” under Rule 144A of the Securities Act. Following the Public Offering and the 2019 Private Placement, as of December 31, 2019, affiliates of Brookfield held approximately 62% of the Company’s Common Stock.

The proceeds of the Public Offering and 2019 Private Placement were used to repay the amounts due under the Revolver and for general corporate purposes.

2018 Private Placement of Common Stock to Affiliates

On June 11, 2018, the Company completed a private placement of 60,975,609 shares of Common Stock at a price of $10.66 per share (the “2018 Private Placement”), to Orion Holdings and BBHC Orion Holdco L.P. (together, the “2018 Private Placement Purchasers”) for a total consideration of approximately $650.0 million, not including transaction costs. No underwriting discounts or commissions were paid with respect to the 2018 Private Placement. In connection with the 2018 Private Placement, the Company entered into a stock purchase agreement, dated June 11, 2018, with the 2018 Private Placement Purchasers. The Common Stock issued in the 2018 Private Placement were not registered with the SEC, in reliance on Section 4(a)(2) of the Securities Act and the acknowledgment of each of the 2018 Private Placement Purchasers that it is an “accredited investor” within the meaning of Rule 501(a) of Regulation D of the Securities Act or a “qualified institutional buyer” under Rule 144A of the Securities Act. Immediately upon completion of the 2018 Private Placement, affiliates of Brookfield held approximately 65% of TerraForm Power’s Common Stock as of the date thereof.

The proceeds of the 2018 Private Placement were used by the Company to pay a portion of the purchase price of the Tendered Shares of Saeta. The purchase of $650 million of TerraForm Power’s Common Stock by the 2018 Private Placement Purchasers was made pursuant to a support agreement that the Company had entered into with Brookfield, dated February 6, 2018, and amended on May 28, 2018, at the previously agreed backstop price of $10.66 per share.

2018 Issuance of Common Stock upon Final Resolution of Chamblee Class Action

On August 3, 2018, pursuant to the Merger Agreement, the Company issued 80,084 shares of Common Stock to Orion Holdings in connection with the net losses incurred as a result of the final resolution of a securities class action under federal securities laws (the “Chamblee Class Action”). The net losses for the Chamblee Class Action include the $1.1 million contributed by the Company to the settlement but do not include the $13.6 million contributed by the Company’s insurers and certain attorneys’ fees that TerraForm Global reimbursed to the Company pursuant to the insurance allocation arrangements entered into with the Company in 2017.

Cash Distributions

The following table presents the cash distributions declared and/or paid on Common Stock during the years ended December 31, 2019, 2018 and 2017:

	Type	Distributions per Share	Declaration Date	Record Date	Payment Date
2019:
First Quarter	Ordinary	$0.2014	March 13, 2019	March 24, 2019	March 29, 2019
Second Quarter	Ordinary	0.2014	May 8, 2019	June 3, 2019	June 17, 2019
Third Quarter	Ordinary	0.2014	August 8, 2019	September 3, 2019	September 17, 2019
Fourth Quarter	Ordinary	0.2014	November 6, 2019	December 2, 2019	December 16, 2019
2018:
First Quarter	Ordinary	$0.19	February 6, 2018	February 28, 2018	March 30, 2018
Second Quarter	Ordinary	0.19	April 30, 2018	June 1, 2018	June 15, 2018
Third Quarter	Ordinary	0.19	August 13, 2018	September 1, 2018	September 15, 2018
Fourth Quarter	Ordinary	0.19	November 8, 2018	December 3, 2018	December 17, 2018
2017:
Fourth Quarter	Special[1]	1.94	October 6, 2017	October 16, 2017	October 17, 2017

(1)

On October 6, 2017, the Board declared the payment of a special cash distribution to holders of record immediately prior to the effective time of the Merger in the amount of $1.94 per fully diluted share, which included the Company’s issued and outstanding Class A shares, Class A shares issued to SunEdison pursuant to the Settlement Agreement (more fully described above) and Class A shares underlying outstanding RSUs of the Company under the 2014 LTIP.

Share Repurchase Program

On July 25, 2019, the Board of the Company authorized the renewal of the Company’s share repurchase program through August 4, 2020. Under the share repurchase program, the Company may repurchase up to 5% of the Company’s Common Stock outstanding as of July 25, 2019. The timing and the amount of any repurchases of Common Stock will be determined by the Company’s management based on its evaluation of market conditions and other factors. Repurchases of Common Stock may be made under a Rule 10b5-1 plan, which would permit Common Stock to be repurchased when the Company might otherwise be precluded from doing so under insider trading laws, open market purchases, privately-negotiated transactions, block purchases or otherwise in accordance with applicable federal securities laws, including Rule 10b-18 under the Exchange Act. The program may be suspended or discontinued at any time and does not obligate the Company to purchase any minimum number of stock. Any repurchased Common Stock will be held by the Company as treasury shares. The Company expects to fund any repurchases from the available liquidity.

During the fourth quarter of 2019, the Company repurchased 543,265 shares at a total cost of $8.4 million and recorded within Treasury Stock on the consolidated balance sheets. No shares were repurchased by the Company during the year ended December 31, 2018.

17. STOCK-BASED COMPENSATION

In March 2018, the Company implemented its 2018 Amended and Restated Long-Term Incentive Plan (the “2018 LTIP”), which is an equity incentive plan that provides for the award of incentive and nonqualified stock options, restricted stock awards (“RSAs”) and RSUs to employees and directors of the Company. The 2018 LTIP amended and restated the 2014 LTIP. During the years ended December 31, 2017 and 2016, the 2014 LTIP extended to employees and directors who also provided services to the Company’s affiliates, including SunEdison and TerraForm Global during the periods those companies were affiliates of the Company. The 2018 LTIP only applies to employees and directors of the Company. The maximum contractual term of an award is ten years from the date of grant. As of December 31, 2019, an aggregate of 3,734,185 shares of Common Stock were available for issuance under the 2018 LTIP. Upon exercise of stock options or the vesting of RSUs, the Company will issue shares that have been previously authorized to be issued.

Historically, stock-based compensation costs related to equity awards in the Company’s stock were allocated to the Company, SunEdison and TerraForm Global based on the relative percentage of time that the personnel and directors spent providing services to the respective companies. As of January 1, 2017, the Company hired certain former employees of SunEdison who provided dedicated services to the Company. The amount of stock-based compensation expense related to equity awards in the Company’s stock which has been awarded to the Company’s employees was $11.3 million for the years ended December 31, 2017, and is reflected in the consolidated statements of operations within general and administrative expenses. The total amount of stock-based compensation cost related to equity awards in the Company’s stock which has been allocated to SunEdison and TerraForm Global was $3.4 million for the year ended December 31, 2017, and was recognized as a distribution to SunEdison within Net SunEdison investment on the consolidated statements of stockholders’ equity with no impact to the Company’s consolidated statements of operations. Similarly, stock-based compensation costs related to equity awards in the stock of SunEdison and TerraForm Global awarded to employees of the Company were allocated to the Company. The amount of stock-based compensation expense related to equity awards in the stock of SunEdison and TerraForm Global that was allocated to the Company was $5.5 million for the year ended December 31, 2017, and is reflected in the consolidated statements of operations within general and administrative expenses—affiliate and has been treated as an equity contribution from SunEdison within Net SunEdison investment on the consolidated statements of stockholders’ equity. In July of 2017, the Bankruptcy Court approved SunEdison’s plan of reorganization which provided that all unvested equity awards in the stock of SunEdison would be canceled. As a result, all previously unrecognized compensation cost pertaining to unvested equity awards in the stock of SunEdison that were held by the Company’s employees of $2.2 million was allocated to the Company, which is reflected within the stock-based compensation expense amount for the year ended December 31, 2017.

Restricted Stock Awards

RSAs provide the holder with immediate voting rights, but are restricted in all other respects until vested. Upon a termination of employment for any reason, any unvested shares of Common Stock held by the terminated participant will be forfeited. All unvested RSAs are paid and distributions. There were no unvested RSAs as of December 31, 2017 and 2018.

The following table presents information regarding outstanding RSAs as of December 31, 2019, 2018 and 2017. and changes during the year then ended:

	Number of RSAs Outstanding	Weighted-Average Grant-Date Fair Value Per Share	Aggregate Intrinsic Value (in millions)
Balance at January 1, 2017	366,195	$8.51
Vested	(366,195)	8.51

Balance as of December 31, 2017, 2018 and 2019	—	—	$—

Restricted Stock Units

The RSUs do not entitle the holders to voting rights and holders of the RSUs do not have any right to receive cash distributions. The following table presents information regarding outstanding RSUs as of December 31, 2019 and 2018 and changes during the year then ended:

(In thousands, except per share data and the number of years)	Number of RSUs Outstanding	Weighted-Average Exercise Price	Aggregate Intrinsic Value	Weighted Average Remaining Contractual Life
Balance at January 1, 2017	1,622,953
Granted	523,877
Vested	(1,414,857)
Forfeited	(731,973)

Balance as of December 31, 2017	—
Granted	117,424
Forfeited	(14,124)

Balance as of December 31, 2018	103,300	$11.15	$1,159	2 years
Granted	156,550	12.17
Vested	(20,878)	11.15
Forfeited	(47,036)	11.64

Balance as of December 31, 2019	191,936	11.57	2,954	1 year

The total fair value of RSUs that vested during the years ended December 31, 2019, and 2017, was $0.3 million and $16.7 million, respectively. The weighted average fair value of RSUs on the date of grant during the same periods was $12.17 and $12.22, respectively. No RSUs vested during the year ended December 31, 2018 and the weighted-average fair value on the date of the grant was $11.15 per share. The unrecognized compensation cost related to the RSUs as of December 31, 2019 and 2018, was $1.6 million and $0.9 million, respectively. The vesting schedule of the RSUs awarded in 2019 and 2018 is three years and the Company recognizes the grant-date fair value as a compensation cost on a straight-line basis over the vesting period.

As discussed in Note 1. Nature of Operations and Organization, on October 16, 2017, TerraForm Power consummated the Merger with certain affiliates of Brookfield. Pursuant to the 2014 LTIP, the Merger resulted in a change of control causing all unvested equity awards issued under the plan to vest. As a result, the Company recognized a $7.0 million stock-based compensation charge in the fourth quarter of 2017, which is reflected in the consolidated statements of operations within general and administrative expenses. The Company also recognized a $1.0 million charge related to allocated stock-based compensation costs for equity awards in the stock of TerraForm Global that vested upon the change of control of TerraForm Power. The charge is reflected in the consolidated statements of operations within general and administrative expenses—affiliate.

Time-based RSUs

During the year ended December 31, 2017, the Company awarded 523,877 time-based RSUs to certain employees and executive officers of SunEdison, TerraForm Global and the Company. The weighted average grant-date fair value of these time-based awards during the same periods was $6.4 million which was calculated based on the Company’s closing stock price on the date of the grant. The vesting schedule of the awarded RSUs ranged from six months to four years, and the Company was recognizing the grant-date fair value as compensation cost on a straight-line basis over the vesting period. These time-based RSUs vested upon the consummation of the Merger. During the year ended December 31, 2019 and 2018, the Company did not award any time-based RSUs.

Stock Options

As of December 31, 2019 and 2018, there were no outstanding stock options and no unrecognized compensation cost in relation to stock options.

18. NON-CONTROLLING INTERESTS

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

The following table presents the activity of the redeemable non-controlling interests balance for the years ended December 31, 2019, 2018 and 2017:

(In thousands)	Redeemable Non- controlling Interests
Balance as of December 31, 2016	$165,975
Distributions	(7,818)
Accretion	6,729
Net income	1,596
Reclassification of Invenergy Wind Interest to non-controlling interests[1]	(131,822)

Balance as of December 31, 2017	34,660
Cumulative-effect adjustment[2]	(4,485)

Distributions	(2,458)
Consolidation of redeemable non-controlling interests in acquired renewable energy facilities	55,117
Repurchases of redeemable non-controlling interests, net	(58,014)
Net income	9,209
Exchange differences	(534)

Balance as of December 31, 2018	33,495
Distributions	(1,220)
Repurchases of redeemable non-controlling interests, net[3]	(4,753)
Non-cash redemption of redeemable non-controlling interests	7,345
Net loss	(11,983)

Balance as of December 31, 2019	$22,884

(1)

During the year ended December 31, 2017, the Company recorded $6.7 million adjustment to the value of the Invenergy Wind redeemable non-controlling interest, representing the excess of the future redemption value over its carrying amount based on the SEC guidance in ASC 480-10-S99-3A. Historically, the Company was accreting the redemption value of the Invenergy Wind redeemable non-controlling interest over the redemption period using the straight-line method and accretion adjustments were recorded against additional paid-in capital. As part of the Settlement Agreement, the Option Agreement between Terra LLC and Sun Edison LLC with respect to Invenergy Wind’s remaining 9.9% interest in certain subsidiaries of the Company was rejected upon the consummation of the Merger with affiliates of Brookfield on October 16, 2017. As a result, the Company is no longer obligated to perform on its Option Agreement, and as of October 16, 2017, the Invenergy Wind non-controlling interest amount of $131.8 million was no longer considered redeemable and was reclassified to non-controlling interests as of such date. The redemption adjustments recorded in additional paid-in capital will remain in additional paid-in capital.

(2)	See discussion in Note 2. Summary of Significant Accounting Policies regarding the Company’s adoption of ASU No. 2014-09 and ASU No. 2016-08 as of January 1, 2018.
(3)

During the year-ended December 31, 2019, the Company purchased the tax equity investors’ interests in certain distributed generation projects in the United States for a combined consideration of $3.9 million, which resulted in increasing the Company’s ownership interest in the related projects to 100%. The difference between the consideration paid and the carrying amounts of the non-controlling interests was recorded as an adjustment to additional paid-in capital within Purchase of (redeemable) non-controlling interests in the consolidated statement of stockholders’ equity.

19. ACCUMULATED OTHER COMPREHENSIVE INCOME

The following table presents the changes in each component of accumulated other comprehensive (loss) income, net of tax:

(In thousands)	Foreign Currency Translation Adjustments	Hedging Activities[1]	Accumulated Other Comprehensive Income
Balance as of December 31, 2016	$(22,133)	$45,045	$22,912
Net unrealized gain arising during the period (net of tax expense of $3,238 and $2,428, respectively)	10,300	17,612	27,912
Reclassification of net realized loss (gain) into earnings (net of tax benefit of $8,858 and tax expense of $443, respectively)[2]	14,741	(2,247)	12,494

Other comprehensive income	25,041	15,365	40,406

Accumulated other comprehensive income	2,908	60,410	63,318
Less: Other comprehensive income attributable to non-controlling interests	8,665	5,992	14,657
Plus: Reallocation from non-controlling interests as a result of SunEdison exchange[3]	(7,655)	7,012	(643)

Balance as of December 31, 2017	(13,412)	61,430	48,018
Cumulative-effect adjustment (net of tax expense of $1,579)[4]	—	(4,164)	(4,164)
Cumulative-effect adjustment (net of tax expense of $9,357)[5]	14,524	(5,156)	9,368

Net unrealized (loss) gain arising during the year (net of tax expense of $3,891 and $3,729, respectively)	(9,517)	1,166	(8,351)
Reclassification of net realized gain into earnings (net of zero and $4,938 tax benefit, respectively)	—	(5,410)	(5,410)

Other comprehensive income	(9,517)	(4,244)	(13,761)

Accumulated other comprehensive income	(8,405)	47,866	39,461
Less: Other comprehensive income attributable to non-controlling interests	—	(777)	(777)

Balance as of December 31, 2018	(8,405)	48,643	40,238
Net unrealized gain (loss) arising during the period (net of zero and $978 tax benefit, respectively)	15,652	(42,290)	(26,638)
Reclassification of net realized gain into earnings (net of zero tax impact)	—	(2,579)	(2,579)

Other comprehensive income (loss)	15,652	(44,869)	(29,217)

Accumulated other comprehensive income	7,247	3,774	11,021
Less: Other comprehensive income attributable to non-controlling interests	—	(624)	(624)

Balance as of December 31, 2019	$7,247	$4,398	$11,645

(1)

See Note 12. Derivatives for additional breakout of hedging gains and losses for interest rate swaps and commodity contracts in a cash flow hedge relationship and the foreign currency contracts designated as hedges of net investments.

(2)

The foreign currency translation adjustment amount represents the reclassification of the accumulated foreign currency translation loss for the U.K. Portfolio, as the Company’s sale of this portfolio closed in the second quarter of 2017. The pre-tax amount of $23.6 million was recognized within gain on sale of renewable energy facilities in the consolidated statements of operations for the year ended December 31, 2017.

(3)

Represents reclassification of accumulated comprehensive (losses) income previously attributed to SunEdison’s non-controlling interest in Terra LLC from non-controlling interests to AOCI as of October 16, 2017, as a result of SunEdison’s exchange of its Class B units in Terra LLC for Class A shares of TerraForm Power as discussed in Note 18. Non-Controlling Interests.

(4)	Represents the cumulative-effect adjustment related to the early adoption of ASU 2017-12. See Note 2. Summary of Significant Accounting Policies for additional details.
(5)	Represents the cumulative-effect adjustment of deferred taxes stranded in AOCI resulting from the early adoption of ASU No. 2018-02 See Note 2. Summary of Significant Accounting Policies.

20. COMMITMENTS AND CONTINGENCIES

Letters of Credit

The Company’s customers, vendors and regulatory agencies often require the Company to post letters of credit in order to guarantee performance under certain contracts and agreements. The Company is also required to post letters of credit to secure obligations under various swap agreements and leases and may, from time to time, decide to post letters of credit in lieu of cash deposits in reserve accounts under certain financing arrangements. The amount that can be drawn under some of these letters of credit may be increased from time to time subject to the satisfaction of certain conditions. As of December 31, 2019, the Company had outstanding letters of credit drawn under the Revolver of $115.5 million and outstanding project-level letters of credit of $266.9 million, drawn under certain project-level financing agreements, respectively, compared to $99.5 million and $197.7 million as of December 31, 2018, respectively.

Guaranty Agreements

The Company and its subsidiaries have entered into guaranty agreements to certain of their institutional tax equity investors and financing parties in connection with their tax equity financing transactions. These agreements do not guarantee the returns targeted by the tax equity investors or financing parties, but rather support any potential indemnity payments payable under the tax equity agreements, including related to management of tax partnerships and recapture of tax credits or renewable energy grants in connection with transfers of the Company’s direct or indirect ownership interests in the tax partnerships to entities that are not qualified to receive those tax benefits.

The Company and its subsidiaries have also provided guaranties in connection with acquisitions of third-party assets or to support project-level contractual obligations, including renewable energy credit sales agreements. The Company and its subsidiaries have also provided other capped or limited contingent guaranties and other support obligations with respect to certain project-level indebtedness.

The amounts of the above guaranties often are not explicitly stated and the overall maximum amount of the related obligations cannot be reasonably estimated. Historically, no significant payments have been made with respect to these types of guaranties. The Company believes the probability of payments being demanded under these guaranties is remote and no material amounts have been recognized for the underlying fair value of guaranty obligations.

Operating Leases

The Company has operating leases for renewable energy production facilities, land, office space, transmission lines, vehicles and other operating equipment. See Note 8. Leases for details of the Company’s lease arrangements, including rental expense, and future commitments under operating leases.

Long-Term Service Agreements

On August 10, 2018, the Company executed an 11-year framework agreement with affiliates of General Electric (“GE”) that, among other things, provides for the roll out, subject to receipt of third-party consents, of project level, long-term service agreements (“LTSA”) for turbine operations and maintenance “O&M”, as well as other balance of plant services across the Company’s 1.6 GW North American wind fleet. As of December 31, 2019, 15 of 16 project-level LTSAs were in place. Pursuant to the LTSAs with GE, if a facility generates less than the resource-adjusted amount of guaranteed generation, GE is liable to make a payment to the Company, as liquidated damages, corresponding to the amount of operating revenues lost due to such shortfall, after taking into account certain exclusions. In addition, if a facility generates more than the resource-adjusted amount of guaranteed generation, the Company has an obligation to pay a bonus to GE.

On November 1, 2019, the Company executed a 10-year framework agreement with SMA Solar Technology that, among other things, provides for the roll out, subject to receipt of third-party consents, of project level LTSAs for solar O&M, as well as other balance of plant services across the Company’s North American solar fleet.

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

Claim relating to First Wind Acquisition

On May 27, 2016, D.E. Shaw Composite Holdings, L.L.C. and Madison Dearborn Capital Partners IV, L.P., as the representatives of the sellers (the “First Wind Sellers”) filed an amended complaint for declaratory judgment against TerraForm Power and Terra LLC in the Supreme Court of the State of New York alleging breach of contract with respect to the Purchase and Sale Agreement, dated as of November 17, 2014 (the “FW Purchase Agreement”) between, among others, SunEdison, Inc. (“SunEdison”), TerraForm Power, Terra LLC and the First Wind Sellers. The amended complaint alleges that Terra LLC and SunEdison became jointly obligated to make $231.0 million in earn-out payments in respect of certain development assets SunEdison acquired from the First Wind Sellers under the FW Purchase Agreement, when those payments were purportedly accelerated by SunEdison’s bankruptcy and by the resignations of two SunEdison employees. The amended complaint further alleges that TerraForm Power, as guarantor of certain Terra LLC obligations under the FW Purchase Agreement, is liable for this sum. In addition, the plaintiffs have claimed legal costs and expenses and, under applicable New York law, their claim accrues interest at a non-compounding rate of 9% per annum.

The defendants filed a motion to dismiss the amended complaint on July 5, 2016, on the ground that, among other things, SunEdison is a necessary party to this action. On February 6, 2018, the court denied the Company’s motion to dismiss after which document discovery began. In April 2019, Terra LLC filed an amended answer to the amended complaint. The Company cannot predict the impact on this litigation of any information that may become available in discovery. Document discovery and depositions are now substantially completed and new pretrial schedule has been agreed between the parties and approved by the court. Subsequent to year end, on January 24, 2020, the parties filed their respective motions to dismiss and on February 12, 2020, the parties filed their respective opposition briefs. The court’s ruling on the motions to dismiss is expected before the end of 2020.

The Company believes the First Wind Sellers’ allegations are without merit and will contest them vigorously. However, the Company cannot predict with certainty the ultimate resolution of any proceedings brought in connection with such a claim.

Whistleblower Complaint by Francisco Perez Gundin

On May 18, 2016, the Company’s former Director and Chief Operating Officer, Francisco Perez Gundin (“Mr. Perez”), filed a complaint against the Company, TerraForm Global, Inc. (“TerraForm Global”) and certain individuals, with the United States Department of Labor. The complaint alleged that the defendants engaged in a retaliatory termination of Mr. Perez’s employment after he allegedly voiced concerns to SunEdison’s Board of Directors about public representations made by SunEdison officers regarding SunEdison’s liquidity position, and after he allegedly voiced his opposition to transactions that he alleged were self-interested and which he alleged SunEdison forced on the Company. He alleged that the Company participated in SunEdison’s retaliatory termination by constructively terminating his position as Chief Operating Officer of the Company in connection with SunEdison’s constructive termination of his employment. He sought lost wages, bonuses, benefits, and other money that he alleged he would have received if he had not been subjected to the allegedly retaliatory termination. The Company’s Position Statement in response to the complaint was filed in October 2016.

On February 21, 2017, Mr. Perez filed Gundin v. TerraForm Global, Inc. et al. against TerraForm Power, TerraForm Global and certain individuals as defendants in the United States District Court for the District of Maryland, which was subsequently transferred to the U.S. District Court for the Southern District of New York (“SDNY”). The complaint asserted claims for retaliation, breach of the implied covenant of good faith and fair dealing and promissory estoppel based on the same allegation in Mr. Perez’s Department of Labor complaint. On March 8, 2018, Mr. Perez voluntarily dismissed the federal action without prejudice. On December 27, 2018, the proceeding before the Department of Labor was dismissed, which Mr. Perez appealed on January 25, 2019. On August 27, 2019, pursuant to Mr. Perez’s offer to settle the dispute, a definitive settlement agreement was executed between the Company and Mr. Perez. The settlement with Mr. Perez was paid entirely from insurance proceeds.

Whistleblower Complaint by Carlos Domenech Zornoza

On May 10, 2016, the Company’s former Director and Chief Executive Officer, Carlos Domenech Zornoza (“Mr. Domenech”), filed a complaint against the Company, TerraForm Global and certain individuals, with the United States Department of Labor. The complaint alleges that the defendants engaged in a retaliatory termination of Mr. Domenech’s employment on November 20, 2015, after he allegedly voiced concerns to SunEdison’s Board of Directors about public representations made by SunEdison officers regarding SunEdison’s liquidity position, and after he allegedly voiced his opposition to transactions that he alleges were self-interested and which he alleges SunEdison forced on the Company. He alleges that the Company participated in SunEdison’s retaliatory termination by terminating his position as Chief Executive Officer of the Company in connection with SunEdison’s termination of his employment. He seeks lost wages, bonuses, benefits, and other money that he alleges that he would have received if he had not been subjected to the allegedly retaliatory termination. The Company’s Position Statement in response to the complaint was filed in October 2016.

On February 21, 2017, Mr. Domenech filed Domenech Zornoza v. TerraForm Global, Inc. et. al against TerraForm Power, TerraForm Global and certain individuals as defendants in the United States District Court for the District of Maryland. The complaint asserted claims for retaliation, breach of the implied covenant of good faith and fair dealing and promissory estoppel based on the same allegations in Mr. Domenech’s Department of Labor complaint. On March 15, 2017, the Company filed notice with the Judicial Panel on Multidistrict Litigation to transfer this action to the SDNY where other cases not involving the Company relating to the SunEdison bankruptcy are being tried. The plaintiff opposed the transfer. However, the transfer was approved by the Judicial Panel on Multidistrict Litigation. On November 6, 2017, TerraForm Power and the other defendants filed a motion to dismiss Mr. Domenech’s complaint, and Mr. Domenech filed a response on December 21, 2017. On March 8, 2018, Mr. Domenech voluntarily dismissed the federal action without prejudice, which would permit the action to be refiled.

On August 16, 2018, Mr. Domenech filed a second complaint with the United States District Court for the District of Maryland, with substantially the same allegations. On October 17, 2018, the Company filed notice with the Judicial Panel on Multidistrict Litigation to transfer this action to the SDNY. The Plaintiff opposed the transfer. However, the transfer was approved by the Judicial Panel on Multidistrict Litigation. On March 15, 2019, the Company, TerraForm Global, and several individual defendants filed a joint motion to dismiss Mr. Domenech’s complaint. Mr. Domenech filed a response on April 15, 2019, and the Company, TerraForm Global, and the individual defendants filed a reply on April 25, 2019. On December 9, 2019, the Court dismissed two of his three claims against the Company and TerraForm Global. On January 22, 2020, the Company filed an answer to Mr. Domenech’s remaining, narrowed claim of retaliatory termination.

The Company reserved for its estimated loss related to this complaint in 2016, which was not considered material to the Company’s consolidated results of operations, and this amount remains accrued as of December 31, 2019. However, the Company is unable to predict with certainty the ultimate resolution of these proceedings.

Derivative Class Action

On September 19, 2019, lead plaintiff Martin Rosson filed a derivative and class action lawsuit in the Delaware Court of Chancery on behalf of the Company, himself, and other minority stockholders of the Company against Brookfield and certain of its affiliates (including the Company as a nominal defendant). The complaint alleges that the defendant controlling stockholders breached their fiduciary duty to minority stockholders because the Company undertook a private placement of the Company’s stock on terms that the complaint alleges are unfair, instead of pursuing a public offering. The proceeds of the private placement were used to fund the acquisition by the Company of Saeta and had been approved by the Conflicts Committee of the Company’s Board of Directors. The complaint seeks the rescission and invalidation of the private placement and payment to the Company of rescissory damages, among other relief. In a related development, on October 15, 2019, the Company received a demand letter for the production of books and records pursuant to 8 Del. C. § 220 to allow counsel to the City of Dearborn Policy and Retirement System (a purported shareholder of the Company) to investigate potential breaches of fiduciary duty by Brookfield and the Company’s Board of Directors in connection with the funding of the acquisition of Saeta. Subsequent to year end, on January 27, 2020, the City of Dearborn Police and Retirement System filed a derivative and class action lawsuit in the Delaware Court of Chancery on behalf of the Company, itself, and other minority stockholders of the Company against Brookfield and certain of its affiliates (including the Company as a nominal defendant) alleging claims similar to those set forth in the Rosson complaint. The City of Dearborn Police and Retirement System and Martin Rosson agreed, with the consent of the Company and Brookfield, to consolidate their respective claims and such consolidation was approved by the Court during the first quarter of 2020. While the Company believes that these claims are without merit, it cannot predict with certainty the ultimate resolution of any proceedings brought in connection with these claims.

Chile Project Arbitration

On September 5, 2016, Compañía Minera del Pacífico (“CMP”) submitted demands for arbitration against the subsidiary of the Company that owns its solar project located in Chile and against the latter’s immediate holding company to the Santiago Chamber of Commerce’s Center for Arbitration and Mediation (“CAM”). The demands alleged, among other things, that the Chile project was not built, operated and maintained according to the relevant standards using prudent utility practices as required by the electricity supply agreement (the “Contract for Difference”) between the parties, entitling them to terminate the Contract for Difference. CMP further alleged that it is entitled to damages based on alleged breaches of a call option agreement entered into by the parties.

In June 2019, the CAM issued two rulings in which it unanimously rejected the claims made by CMP. CMP indicated that they would not seek to appeal the ruling and the window in which they are permitted to appeal the ruling has now closed.

Other matters

Two of the Company’s project level subsidiaries are parties to litigation that is seeking to recover alleged underpayments of tax grants under Section 1603 of the American Recovery and Reinvestment Tax Act from the U.S. Department of Treasury (“U.S. Treasury”). These project level subsidiaries filed complaints at the Court of Federal Claims on March 28, 2014. The U.S. Treasury counterclaimed and both claims went to trial in July 2018. In January 2019, the Court of Federal Claims entered judgments against each of the project level subsidiaries for approximately $10.0 million in the aggregate. These judgments are being appealed. The project level subsidiaries expect that losses, if any, arising from these claims would be covered pursuant to an indemnity and, accordingly, the Company recognized a corresponding indemnification asset within other current assets in the consolidated balance sheets as of December 31, 2019 and December 31, 2018.

Issuance of Shares upon Final Resolution of Certain Litigation Matters

Pursuant to the definitive merger and sponsorship agreement (the “Merger Agreement”) entered into with Orion Holdings on March 6, 2017, the Company has agreed to issue additional shares of Common Stock to Orion Holdings for no additional consideration in respect of the Company’s net losses, such as out-of-pocket losses, damages, costs, fees and expenses, in connection with the obtainment of a final resolution of certain specified litigation matters (including the litigation brought by the First Wind Sellers, Mr. Perez and Mr. Domenech described above) within a prescribed period following the final resolution of such matters. The number of additional shares of Common Stock to be issued to Orion Holdings is subject to a pre-determined formula as set forth in the Merger Agreement and is described in greater detail in the Company’s Definitive Proxy Statement on Schedule 14A filed with the SEC on September 6, 2017. The issuance of additional shares to Orion Holdings would dilute the holdings of the Company’s common stockholders and may negatively affect the value of the Company’s Common Stock.

The settlement with Mr. Perez was paid entirely from insurance proceeds and no shares have been issued to Brookfield in connection with the settlement. As of the date hereof, the Company is unable to predict the quantum of any net losses arising from any of the litigation brought by the First Wind Sellers or Mr. Domenech described above or the number of additional shares, if any, that may be required to be issued to Orion Holdings pursuant to the terms of the Merger Agreement in connection with any final resolution of such matters.

21. RELATED PARTIES

As discussed in Note 1. Nature of Operations and Organization, the Company is a controlled affiliate of Brookfield. Brookfield held approximately 62% of the voting securities of TerraForm Power’s Common Stock as of December 31, 2019. Certain affiliates of Brookfield hold the outstanding IDRs of Terra LLC held by certain affiliates of Brookfield, and the Company and the Brookfield IDR Holder entered into an amended and restated limited liability company agreement of Terra LLC as discussed below under Brookfield Sponsorship Transaction, which adjusted the distribution thresholds and percentages applicable to the IDRs.

Brookfield Non-Binding Proposal and Signing of Reorganization Agreement

On January 11, 2020, the Company received an unsolicited and non-binding proposal from Brookfield Renewable Partners L.P., an affiliate of Brookfield, to acquire all of the outstanding shares of Common Stock of the Company, other than the approximately 62% shares held by Brookfield Renewable and its affiliates. The Brookfield Proposal expressly conditioned the transaction contemplated thereby on the approval of a committee of the Board consisting solely of independent directors and the approval of a majority of the shares held by the Company’s stockholders not affiliated with Brookfield Renewable and its affiliates. Following the Company’s receipt of the Brookfield Proposal, the Board formed a Special Committee of non-executive, disinterested and independent directors to, among other things, review, evaluate and consider the Brookfield Proposal and, if the Special Committee deemed appropriate, negotiate a transaction with Brookfield Renewable or explore alternatives thereto. The Board resolutions establishing the Special Committee expressly provided that the Board would not approve the transaction contemplated by the Brookfield Proposal or any alternative thereto without a prior favorable recommendation by the Special Committee. Brookfield Renewable holds an approximately 30% indirect economic interest in TerraForm Power.

On March 16, 2020, pursuant to the Brookfield Proposal, the Company and Brookfield Renewable and certain of their affiliates entered into the Reorganization Agreement for Brookfield Renewable to acquire all of the Company’s outstanding shares of Common Stock, other than the approximately 62% currently owned by Brookfield Renewable and its affiliates. Pursuant to the Reorganization Agreement, each holder of a share of Common Stock that is issued and outstanding immediately prior to the consummation of the Transactions will receive, at each such shareholder’s election, 0.381 of a Brookfield Renewable limited partnership unit or of a Class A exchangeable subordinate voting share of Brookfield Renewable Corporation, a Canadian subsidiary of Brookfield Renewable which is expected to be publicly listed as of the consummation of the Transactions. The Special Committee has unanimously recommended that the Company’s unaffiliated shareholders approve the Transactions. Consummation of the Transactions is subject to the non-waivable approval of a majority of the Company’s shareholders not affiliated with Brookfield Renewable, receipt of required regulatory approvals and other customary closing conditions.

Brookfield Sponsorship Transaction

As discussed in Note 1. Nature of Operations and Organization, the Company entered into a suite of agreements with Brookfield and/or certain of its affiliates providing for sponsorship arrangements, as are more fully described below.

Brookfield Master Services Agreement

The Company entered into a master services agreement (the “Brookfield MSA”) with Brookfield and certain affiliates of Brookfield (collectively, the “MSA Providers”) pursuant to which the MSA Providers provide certain management and administrative services to the Company, including the provision of strategic and investment management services. As consideration for the services provided or arranged for by Brookfield and certain of its affiliates pursuant to the Brookfield MSA, the Company pays a base management fee on a quarterly basis that is paid in arrears and calculated as follows:

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

For purposes of calculating the quarterly payment of the base management fee, the term market capitalization value increase means, for any quarter, the increase in value of the Company’s market capitalization for such quarter, calculated by multiplying the number of outstanding shares of common stock as of the last trading day of such quarter by the difference between (x) the volume-weighted average trading price of a share of common stock for the trading days in such quarter and (y) $9.52. If the difference between (x) and (y) in the market capitalization value increase calculation for a quarter is a negative number, then the market capitalization value increase is deemed to be zero.

Pursuant to the Brookfield MSA, the Company recorded charges of $26.8 million and $14.6 million within General and administrative expenses—affiliate in the consolidated statements of operations for the year ended December 31, 2019 and 2018, respectively. The balance payable under the Brookfield MSA was $8.6 million and $4.2 million in the consolidated balance sheets as of December 31, 2019 and 2018, respectively.

Relationship Agreement

The Company entered into a relationship agreement (the “Relationship Agreement”) with Brookfield, which governs certain aspects of the relationship between Brookfield and the Company. Pursuant to the Relationship Agreement, Brookfield agrees that the Company will serve as the primary vehicle through which Brookfield and certain of its affiliates will own operating wind and solar assets in North America and Western Europe and that Brookfield will provide the Company, subject to certain terms and conditions, with a right of first offer on certain operating wind and solar assets that are located in such countries and developed by persons sponsored by or under the control of Brookfield. The rights of the Company under the Relationship Agreement are subject to certain exceptions and consent rights set out therein. See Item 1A. Risk Factors. Risks Related to our Relationship with Brookfield. The Company did not acquire any renewable energy facilities from Brookfield during the years ended December 31, 2019 and 2018.

Terra LLC Agreement

BRE Delaware, Inc. (the “Brookfield IDR Holder”), an indirect, wholly-owned subsidiary of Brookfield, holds all of the outstanding IDRs of Terra LLC. The Company, Brookfield IDR Holder and TerraForm Power Holdings, Inc. are party to the limited liability company agreement of Terra LLC (as amended from time to time, the “Terra LLC Agreement”). Under the Terra LLC Agreement, IDRs are payable when distributions on Common Stock reach a certain threshold. The IDR threshold for a first distribution is $0.93 per share of Common Stock and for a second distribution is $1.05 per share of Common Stock. There were no IDR payments made by the Company pursuant to the Terra LLC Agreement during the years ended December 31, 2019 and 2018.

Registration Rights Agreement

The Company entered into a registration rights agreement (the “Registration Rights Agreement”) on October 16, 2017 with Orion Holdings. On June 11, 2018, Orion Holdings, Brookfield BRP Holdings (Canada) Inc. and the Company entered into a Joinder Agreement pursuant to which Brookfield BRP Holdings (Canada) Inc. became a party to the Registration Rights Agreement. On June 29, 2018, a second Joinder Agreement was entered into among Orion Holdings, Brookfield BRP Holdings (Canada) Inc., BBHC Orion Holdco L.P. and the Company pursuant to which BBHC Orion Holdco L.P. became a party to the Registration Rights Agreement. The Registration Rights Agreement governs the rights and obligations of the parties thereto with respect to the registration for resale of all or a part of the Class A shares held by Orion Holdings, BBHC Orion Holdco L.P and such other affiliates of Brookfield from time to time to the Registrations Rights Agreement.

Sponsor Line Agreement

On October 16, 2017, the Company entered into the Sponsor Line with Brookfield and one of its affiliates (the “Lenders”). The Sponsor Line establishes a $500.0 million secured revolving credit facility and provides for the Lenders to commit making LIBOR loans to the Company during a period not to exceed three years from the effective date of the Sponsor Line (subject to acceleration for certain specified events). The Company may only use the revolving Sponsor Line to fund all or a portion of certain funded acquisitions or growth capital expenditures. The Sponsor Line terminates, and all obligations thereunder become payable, no later than October 16, 2022. Borrowings under the Sponsor Line bear interest at a rate per annum equal to a LIBOR rate determined by reference to the costs of funds for U.S. dollar deposits for the interest period relevant to such borrowing adjusted for certain additional costs, in each case plus 3.00% per annum. In addition to paying interest on outstanding principal under the Sponsor Line, the Company is required to pay a standby fee of 0.50% per annum in respect of the unutilized commitments thereunder, payable quarterly in arrears. As a consideration for entering into the Sponsor Line credit facility, the Company paid Brookfield an upfront fee of $5.0 million representing 1.00% of the credit facility amount during the year ended December 31, 2017, which is recorded, less the cumulative amortization expense, within other assets in the consolidated balance sheets. The Company is permitted to voluntarily reduce the unutilized portion of the commitment amount and repay outstanding loans under the Sponsor Line at any time without premium or penalty, other than customary “breakage” costs. TerraForm Power’s obligations under the Sponsor Line are secured by first-priority security interests in substantially all assets of TerraForm Power, including 100% of the capital stock of Terra LLC, in each case subject to certain exclusions set forth in the credit documentation governing the Sponsor Line. Under certain circumstances, the

Company may be required to prepay amounts outstanding under the Sponsor Line. During the year ended December 31, 2018, the Company made two draws on the Sponsor Line totaling $86.0 million that were used to fund part of the purchase price of the acquisition of Saeta and repaid such amounts in full. As of December 31, 2019, and December 31, 2018, respectively, there were no amounts drawn under the Sponsor Line. Total interest expense, including the amortization of the deferred financing costs incurred on the Sponsor Line for the years ended December 31, 2019, 2018, and 2017, amounted to $4.2 million, $5.2 million, and $0.9 million, respectively.

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

New York Office Lease & Co-tenancy Agreement

In May 2018 and in connection with the relocation of the Company’s corporate headquarters to New York City, the Company entered into a lease for office space and related co-tenancy agreement with affiliates of Brookfield for a ten-year term. The Company recorded $0.9 million and $0.8 million of charges within general and administrative expenses—affiliate in the consolidated statements of operations during the years ended December 31, 2019 and 2018, respectively.

Amended and Restated Terra LLC Agreement

As discussed above, SunEdison transferred all of the outstanding IDRs of Terra LLC held by SunEdison or certain of its affiliates to Brookfield IDR Holder at the effective time of the Merger, and the Company and Brookfield IDR Holder entered into an amended and restated limited liability company agreement of Terra LLC (as amended from time to time, the “New Terra LLC Agreement”). The New Terra LLC Agreement, among other things, reset the IDR thresholds of Terra LLC to establish a first distribution threshold of $0.93 per share of Common Stock and a second distribution threshold of $1.05 per share of Common Stock. As a result of the New Terra LLC Agreement, amounts distributed from Terra LLC are distributed on a quarterly basis as follows:

•	first, to the Company in an amount equal to the Company’s outlays and expenses for such quarter;

•

second, to holders of Class A units, until an amount has been distributed to such holders of Class A units that would result, after taking account of all taxes payable by the Company in respect of the taxable income attributable to such distribution, in a distribution to holders of shares of Common Stock of $0.93 per share (subject to adjustment for distributions, combinations or subdivisions of shares of Common Stock) if such amount were distributed to all holders of shares of Common Stock;

•

third, 15% to the holders of the IDRs and 85% to the holders of Class A units until a further amount has been distributed to holders of Class A units in such quarter that would result, after taking account of all taxes payable by the Company in respect of the taxable income attributable to such distribution, in a distribution to holders of shares of Common Stock of an additional $0.12 per share (subject to adjustment for distributions, combinations or subdivisions of shares of Common Stock) if such amount were distributed to all holders of shares of Common Stock; and

•	thereafter, 75% to holders of Class A units and 25% to holders of the IDRs.

The Company made no IDR payments during the years ended December 31, 2019 and 2018.

Other Brookfield Transactions and Agreements

2018 Private Placement

As discussed in Note 16. Stockholders’ Equity, on June 11, 2018, pursuant to a support agreement between Brookfield and the Company, the Company completed the 2018 Private Placement, whereby affiliates of Brookfield purchased 60,975,609 shares of Common Stock at a price per share of $10.66, representing total consideration of approximately $650.0 million. Immediately upon completion of the 2018 Private Placement, affiliates of Brookfield held approximately 65% of TerraForm Power’s Common Stock as of the date thereof.

2019 Private Placement

As discussed in Note 16. Stockholders’ Equity, concurrent with the Company’s Public Offering on October 8, 2019, the Company completed the 2019 Private Placement, whereby affiliates of Brookfield purchased 2,981,514 shares of Common Stock at a price per share of $16.77, representing total consideration of $50.0 million. Upon completion of the Public Offering and the 2019 Private Placement, as of December 31, 2019, affiliates of Brookfield held approximately 62% of TerraForm Power’s Common Stock.

1 Acquisition-related Services

During the year ended December 31, 2019, an affiliate of Brookfield incurred $1.4 million for services and fees payable on behalf of the Company in relation to acquisitions in Spain. These costs primarily represent professional fees for legal, valuation and accounting services.

In connection with bank guarantees issued in support of the Saeta acquisition (Note 3. Acquisitions and Divestitures), Brookfield provided credit support to the Company, and the Company agreed to pay a fee to Brookfield equal to 50% of the savings realized by the Company as a result of Brookfield’s provision of credit support, which amounted to $2.9 million and was paid in the second quarter of 2018. The bank guarantees were canceled following the acquisition of Saeta and no amounts remain outstanding thereunder.

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

Commodity Contracts

During the year December 31, 2018, the Company entered into agreements with an affiliate of Brookfield regarding the financial swap of certain commodity contracts. These agreements were entered on a flow-through, cost-reimbursement basis, and did not result in any fees or other amounts payable by the Company to any Brookfield affiliate. During the years ended December 31, 2019 and 2018, a total of $0.5 million and $1.2 million, respectively, was recorded pursuant to these agreements on a cost-reimbursement basis by the Company to the Brookfield counterparty.

Chamblee Class Action Settlement

As discussed in Note 16. Stockholders’ Equity, on August 3, 2018, pursuant to the Merger Agreement, the Company issued 80,084 shares of Common Stock to Orion Holdings in connection with the net losses incurred as a result of the final resolution of the Chamblee Class Action.

Due from affiliates

The $0.5 million and $0.2 million due from affiliates amount reported on the consolidated balance sheets as of December 31, 2019 and 2018, respectively, represents a receivable from certain affiliates of Brookfield, as a result of payments made by the Company on their behalf, primarily related to professional fees and rent for shared corporate headquarters, compensation for certain employees that provided services to both companies and certain information technology services. There was no right of set-off with respect to these receivables from affiliates and the payables to the other Brookfield affiliates described herein, and thus these amounts were separately reported in due from affiliate in the consolidated balance sheets.

Due to affiliates

The $11.5 million due to affiliates amount reported on the consolidated balance sheets as of December 31, 2019, represented (i) $8.6 million payables to affiliates of Brookfield for the Brookfield MSA base management fee for the fourth quarter of 2019, (ii) $1.4 million for services and fees incurred by an affiliate of Brookfield on behalf of the Company related to acquisitions in Spain, (iii) $0.6 million standby fee payable under the Sponsor Line, (iv) $0.5 million payable for commodity contracts executed on behalf of the Company on a cost-reimbursement basis, and (v) $0.4 million payables related to rent, office charges and other services to affiliates of Brookfield related to the Company’ corporate headquarters in New York.

The $7.0 million due to affiliates amount reported in the consolidated balance sheets as of December 31, 2018, primarily represented payables to affiliates of Brookfield of $4.2 million for the Brookfield MSA quarterly base management fee for the fourth quarter of 2018 and $2.8 million for leasehold improvements, rent, office charges and other services associated with the transition to the Company’s new corporate headquarters during 2018.

During the year ended December 31, 2019, the Company paid affiliates of Brookfield $22.4 million for the Brookfield MSA base management fee, $1.9 million representing standby fee interest payable under the Sponsor Line, and $3.6 million for leasehold improvements, rent, office charges and other services with affiliates of Brookfield. During the year ended December 31, 2018, the Company paid $14.0 million for the Brookfield MSA base management, $4.0 million for services and fees paid on behalf of the Company by affiliates of Brookfield related to the acquisition of Saeta; and $3.6 million of additional Sponsor Line standby fee interest. Furthermore, in connection with a bank guarantee issued in support of the Saeta acquisition, Brookfield provided credit support to the Company, and the Company agreed to pay a fee to Brookfield an amount equal to 50% of the savings realized by the Company as a result of Brookfield’s provision of credit support, which amounted to $2.9 million and was paid in the second quarter of 2018.

Agreements with X-Elio Energy

As discussed in Note 3. Acquisitions and Divestitures, on December 18, 2019, the Company acquired an approximately 45 MW portfolio of utility-scale solar photovoltaic power plants in Spain from subsidiaries of X-Elio Energy, S.L. (“X-Elio”). Contemporaneously with the closing of the X-Elio Acquisition, Brookfield and certain of its institutional partners entered into a 50-50 joint venture in respect of X-Elio.

The X-Elio Acquisition was pursuant to three share purchase agreements with X-Elio (collectively the “X-Elio SPAs”), pursuant to which the Company acquired three X-Elio subsidiaries. In connection with the X-Elio Acquisition, on the closing date, the Company entered into a Transitional Services Agreement (the “X-Elio TSA”) with X-Elio. The X-Elio TSA provides for X-Elio to support the Company on a transitional basis by providing certain accounting and other services for an initial three-month term that may be extended at the election of the Company for an additional three-month term. In addition, the subsidiaries acquired by the Company on the closing date were party to existing O&M agreements with X-Elio (collectively, the “X-Elio O&M Agreements”), pursuant to which X-Elio provided O&M services to the acquired solar power facilities. Under the terms of the X-Elio SPAs, the X-Elio O&M Agreements will remain in effect for a maximum 12-month term after the closing date, subject to earlier termination at the Company’s election, for a total consideration of €1.0 million per annum (equivalent to $1.1 million as of December 31, 2019). Under the X-Elio SPAs, certain indemnity and other obligations remain in place post-closing of the acquisition but no post-closing payments are expected to be made by either party in the ordinary course.

SunEdison Matters

SunEdison Bankruptcy and Settlement Agreement with SunEdison

As discussed in Note 1. Nature of Operations and Organization, TerraForm Power entered into the Settlement Agreement with SunEdison on March 6, 2017, which was approved by the Bankruptcy Court. The settlements, mutual intercompany releases, and certain other terms and conditions became effective upon the consummation of the Merger with affiliates of Brookfield on October 16, 2017. The effectiveness of these Settlement Agreement provisions has resolved claims between TerraForm Power and SunEdison, including, among other things, claims of SunEdison against the Company for alleged fraudulent and preferential transfers and claims of the Company against SunEdison, including those outlined in the initial proof of claim filed by the Company in the SunEdison Bankruptcy on September 25, 2016, and on October 7, 2016. Under the Settlement Agreement, all such claims have been mutually released. Moreover, with certain limited exceptions, any agreements between SunEdison Debtors and SunEdison parties to the Settlement Agreement on the one hand and the Company, on the other hand, have been deemed rejected without further liability, claims, or damages on the part of the Company. These exceptions included directors’ and officers’ liability insurance allocation agreements and certain corporate and project-level transition services agreements.

Historical Management Services Agreement with SunEdison

Historically, general and administrative expenses—affiliate primarily represented costs incurred by SunEdison for services provided to the Company pursuant to the management services agreement (the “SunEdison MSA”). Pursuant to the SunEdison MSA, SunEdison agreed to provide or arrange for other service providers to provide management and administrative services to the Company. As consideration for the services provided, the Company agreed to pay SunEdison a base management fee equal to 2.5% of the Company’s cash available for distribution in 2017 but not to exceed $9.0 million. Subsequent to the SunEdison Bankruptcy, SunEdison continued to provide some of these services, including services related to information technology, human resources, tax, treasury, finance and controllership, but stopped providing or reimbursing the Company for other services.

The Company entered into a corporate-level transition services agreement with SunEdison on September 7, 2017 that covered the services that SunEdison continued to provide under the SunEdison MSA and retroactively applied to transition services provided since February 1, 2017. The Company paid SunEdison certain monthly fees in exchange for these services at rates consistent with past practice. Amounts incurred by the Company under this transition services agreement with SunEdison and by SunEdison under the SunEdison MSA totaled $4.5 million for the year ended December 31, 2017, and are reported within general and administrative expenses—affiliate in the consolidated statements of operations. As discussed above, the SunEdison MSA was rejected without further liability, claims or damages on the part of the Company pursuant to the Settlement Agreement upon the closing of the Merger. The corporate-level transition services agreement was extended through the end of the fourth quarter of 2017 with respect to certain information technology services. Amounts incurred for these services subsequent to the Merger closing date on October 16, 2017 are included within general and administrative expenses in the consolidated statements of operations since SunEdison was no longer an affiliate of the Company.

Historical O&M and Asset Management Services with SunEdison

O&M services, as well as asset management services, were historically provided to the Company substantially by SunEdison pursuant to contractual agreements. The Company has completed its transition away from SunEdison for these services, except for services provided to its 101.6 MW renewable energy facility in Chile. In the first half of 2017, the Company entered into certain transition services agreements with SunEdison to facilitate this transition. These transition services agreements allowed the Company, among other things, to hire employees of SunEdison that were performing these project-level services for the Company and to terminate project-level asset management and O&M services on 10 days advance notice. Total costs incurred for O&M and asset management services from SunEdison were $17.6 million and $26.7 million during the years ended December 31, 2017 and 2017, respectively, and are reported as cost of operations—affiliate in the consolidated statements of operations. Amounts incurred for O&M and asset management services from SunEdison subsequent to the Merger closing date on October 16, 2017 are included within cost of operations in the consolidated statements of operations since SunEdison was no longer an affiliate of the Company.

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

On August 31, 2017, the Company, TerraForm Global, SunEdison and certain of their respective current and former directors and officers entered into a second agreement related to the D&O insurance, which provided, among other things, that no party to the second D&O insurance allocation agreement would object to the settlement of the Chamblee Class Action (as discussed in Note 20. Commitments and Contingencies) with the use of $13.6 million of the D&O insurance. On September 11, 2017, the Bankruptcy Court granted approval of the second D&O insurance allocation. In connection with the second D&O insurance allocation agreement, the Company and TerraForm Global entered into an agreement pursuant to which TerraForm Global agreed to indemnify and reimburse the Company for certain legal costs and expenses related to the defense or settlement of the Chamblee Class Action that are not covered by the D&O insurance.

In addition to the insurance allocation agreements, from time to time, the Company agreed to orders or stipulations with SunEdison and TerraForm Global in connection with the SunEdison Bankruptcy related to, among other things, insurance proceeds, interim operating protocols, bankruptcy filing protocols and other matters.

Net SunEdison Investment

During the year ended December 31, 2017, SunEdison made net contributions to Terra LLC pursuant to the related party agreements discussed above and in connection with drop down acquisitions. The following table illustrates the detail of Net SunEdison investment for the year ended December 31, 2017, as reported in the consolidated statements of stockholders’ equity:

(in thousands)	Year ended December 31, 2017
General and administrative expenses—affiliate[1]	$6,154
TerraForm Power, Inc. equity awards distributed to SunEdison[2]	(3,372)
Other[3]	6,986

Net SunEdison investment	$9,768

(1)

Represents costs incurred by SunEdison for services provided to the Company pursuant to the SunEdison MSA in excess of cash paid or payable to SunEdison, as well as stock-based compensation expense related to equity awards in the stock of SunEdison and TerraForm Global that was allocated to the Company (as discussed in Note 17. Stock-Based Compensation).

(2)	Represents stock-based compensation cost related to equity awards in the Company’s stock which was allocated to SunEdison and TerraForm Global.
(3)	Represents cash received from SunEdison in satisfaction of outstanding claims made under engineering, procurement and construction contracts as discussed above.

22. (LOSS) EARNINGS PER SHARE

Basic (loss) earnings per share is computed by dividing net (loss) income attributable to Class A common stockholders by the number of weighted average ordinary shares outstanding during the period. Diluted (loss) earnings per share is computed by adjusting basic (loss) income per share for the impact of the equivalent weighted average dilutive common shares outstanding during the period unless the impact is anti-dilutive. Common equivalent shares represent the incremental shares issuable for unvested restricted Common Stock.

Unvested RSAs that contain non-forfeitable rights to distributions are treated as participating securities and are included in the (loss) earnings per share computation using the two-class method. The two-class method is an earnings allocation formula that treats participating securities as having rights to earnings that would otherwise have been available to common stockholders. This method determines loss per share based on distributions declared on common stock and participating securities (i.e., distributed earnings), as well as participation rights of participating securities in any undistributed earnings. Undistributed losses are not allocated to participating securities since they are not contractually obligated to share in the losses of the Company. The numerator for undistributed (loss) earnings per share is also adjusted by the amount of deemed distributions related to the accretion of redeemable non-controlling interest since the redemption value of the non-controlling interest was considered to be at an amount other than fair value (and was considered a right to an economic distribution that differed from other common stockholders) and as accretion adjustments were recognized in additional paid-in capital and not within net (loss) income attributable to Class A common stockholders.

Basic and diluted (loss) earnings per share of the Company’s Common Stock for the years ended December 31, 2019, 2018 and 2017 was calculated as follows:

	Year Ended December 31,
(In thousands, except per share amounts)	2019	2018	2017
Basic and diluted (loss) earnings per share:
Net (loss) income attributable to Class A common stockholders	$(148,684)	$12,380	$(160,154)
Less: accretion of redeemable non-controlling interest	—	—	(6,729)
Less: cash distributions to Class A shares and participating RSAs	—	—	(285,497)

Undistributed income (loss) attributable to Class A shares	(148,684)	12,380	(452,380)
Weighted average basic and diluted Class A shares outstanding[1]	213,275	182,239	103,866
Distributed earnings per share	—	—	2.75
Undistributed (loss) earnings per share	(0.70)	0.07	(4.36)

Basic and diluted (loss) earnings per share	$(0.70)	$0.07	$(1.61)

(1)

The computation of diluted earnings per share of the Company’s Common Stock for the year ended December 31, 2019, excluded the impact of 191,936 potentially dilutive unvested RSUs outstanding at December 31, 2019, because the effect would have been anti-dilutive.

23. SEGMENT REPORTING

The Company has three reportable segments: Solar, Wind, and Regulated Solar and Wind. These segments, which represent the Company’s entire portfolio of renewable energy facilities, have been determined based on the management approach. The management approach designates the internal reporting used by management for making decisions and assessing performance as the source of the reportable segments. Each of the Company’s reportable segments represents an aggregation of operating segments. An operating segment is defined as a component of an enterprise that engages in business activities from which it may earn revenues and incur expenses, and that has discrete financial information that is regularly reviewed by the chief operating decision maker (“CODM”) in deciding how to allocate resources. The Company’s Chief Executive Officer and Chief Financial Officer have been identified as the CODMs. The Company’s operating segments consist of: (i) Distributed Generation, North America Solar Utility, International Solar Utility, which are aggregated into the Solar reportable segment; (ii) Northeast Wind, Central Wind, Texas Wind, Hawaii Wind and International Wind operating segments, which are aggregated into the Wind reportable segment; and (iii) the Spanish Regulated Solar and Spanish Regulated Wind operating segments that are aggregated within the Regulated Solar and Wind reportable segment. The International Wind, comprising the Company’s wind operations in Portugal and Uruguay, and the Spanish Regulated Solar and Wind operating segments were added during the second quarter of 2018 upon the acquisition of Saeta and represent its entire operations. See Note 3. Acquisitions and Divestitures for additional details. The operating segments were aggregated as they have similar economic characteristics and meet the aggregation criteria per ASC 280. The CODMs evaluate the performance of the Company’s operating segments principally based on operating income or loss. Corporate expenses include general and administrative expenses, acquisition costs, interest expense on corporate-level indebtedness, stock-based compensation and depreciation expense. All net operating revenues for the years ended December 31, 2019, 2018, and 2017, were earned by the Company’s reportable segments from external customers in the United States (including Puerto Rico), Canada, Spain, Portugal, the United Kingdom, Uruguay and Chile, as applicable.

The following table reflects summarized financial information for the Company’s reportable segments for the years ended December 31, 2019, 2018 and 2017:

	Year Ended December 31, 2019
(In thousands)	Solar	Wind	Regulated Solar and Wind	Corporate	Total
Operating revenues, net	$316,433	$286,139	$338,668	$—	$941,240
Depreciation, accretion and amortization expense	118,564	175,842	138,213	1,491	434,110
Other operating costs and expenses	66,334	142,031	90,516	94,819	393,700

Operating income (loss)	131,535	(31,734)	109,939	(96,310)	113,430
Interest expense, net	68,441	58,105	54,727	116,869	298,142
Other non-operating (income) expenses, net	(7,893)	(455)	3,994	14,329	9,975
Income tax expense (benefit)	2,309	193	1,326	8,070	11,898

Net income (loss)	$68,678	$(89,577)	$49,892	$(235,578)	$(206,585)

Cash Flows
Capital expenditures	$2,223	$15,426	$599	$2,936	$21,184
Balance Sheet
Total assets[1]	3,509,076	3,716,447	2,731,892	101,221	10,058,636

	Year Ended December 31, 2018
(In thousands)	Solar	Wind	Regulated Solar and Wind	Corporate	Total
Operating revenues, net	$298,966	$280,949	$186,655	$—	$766,570
Depreciation, accretion and amortization expense	109,809	151,472	79,026	1,530	341,837
Impairment of renewable energy facilities	15,240	—	—	—	15,240
Other operating costs and expenses	74,778	123,203	46,289	95,244	339,514

Operating income (loss)	99,139	6,274	61,340	(96,774)	69,979
Interest expense, net	63,571	50,712	15,510	119,418	249,211
Other non-operating income, net	(4,248)	(108)	(2,261)	(6,998)	(13,615)
Income tax (benefit) expense	(20,346)	79	10,558	(2,581)	(12,290)

Net income (loss)	$60,162	$(44,409)	$37,533	$(206,613)	$(153,327)

Cash Flows
Capital expenditures	$4,325	$12,219	$—	$5,901	$22,445
Balance Sheet
Total assets[1]	2,762,977	3,733,049	2,748,126	86,202	9,330,354

	Year Ended December 31, 2017
(In thousands)	Solar	Wind	Corporate	Total
Operating revenues, net	$337,233	$273,238	$—	$610,471
Depreciation, accretion and amortization expense	108,695	135,785	2,240	246,720
Impairment of renewable energy facilities	1,429	—	—	1,429
Other operating costs and expenses	65,213	105,817	150,569	321,599

Operating income (loss)	161,896	31,636	(152,809)	40,723
Interest expense, net	70,439	77,398	114,166	262,003
Other non-operating (income) expenses, net	(36,399)	3,650	67,413	34,664
Income tax benefit	—	—	(19,641)	(19,641)

Net income (loss)	$127,856	$(49,412)	$(314,747)	$(236,303)

Cash Flows
Capital expenditures	$302	$7,670	$420	$8,392
Balance Sheet
Total assets[1]	2,897,036	3,400,858	89,127	6,387,021

(1)	As of December 31, 2019, 2018 and 2017, respectively.

Operating Revenues, Net

The following table reflects operating revenues, net earned during the years ended December 31, 2019, 2018 and 2017, by geographic location:

	Year Ended December 31,
(In thousands)	2019	2018	2017
United States	$457,718	$473,950	$519,551
Canada	43,672	41,174	44,636
Spain	338,669	186,655	—
Portugal	38,833	17,269	—
United Kingdom	1,639	1,597	15,002
Uruguay	29,573	17,302	—
Chile	31,136	28,623	31,282

Total operating revenues, net	$941,240	$766,570	$610,471

Long-lived Assets, Net

Long-lived assets, net consist of renewable energy facilities, intangible assets, and goodwill as of December 31, 2019 and 2018. The following table is a summary of long-lived assets, net by geographic area:

	As of December 31,
(In thousands)	2019	2018
United States (including Puerto Rico)	$5,722,092	$5,030,483
Canada	366,862	362,829
Spain	2,574,546	2,503,420
Portugal	229,629	251,053
United Kingdom	17,289	13,183
Uruguay	261,189	264,798
Chile	155,098	161,217

Total long-lived assets, net	9,326,705	8,586,983

Current assets	553,347	501,185
Other non-current assets	178,584	242,186

Total assets	$10,058,636	$9,330,354

24. CONCENTRATION OF CREDIT RISK

The Company’s financial assets are typically subject to concentrations of credit risk and primarily consist of cash and cash equivalents, accounts receivable and derivative assets. The following table reflects the balances of the major financial assets that are subject to concentrations of credit risk as of December 31, 2019, and 2018:

	As of December 31,
(In thousands)	2019	2018
Cash and cash equivalents	$349,500	$392,809
Accounts receivable, net	167,865	145,161
Derivative assets	73,536	105,355

Total	$590,901	$643,325

Cash and Cash Equivalents

The Company is subject to concentrations of credit risk related to the cash and cash equivalents that may exceed the insurable limits in the related jurisdictions. The maximum exposure to loss due to credit risk would generally equal the stated value of cash and cash equivalents in the above table. The Company places its cash and cash equivalents with creditworthy financial institutions and, historically, did not experience any losses with regards to balances in excess of insured limits or as a result of other concentrations of credit risk.

Accounts Receivable, Net

The Company serves hundreds of customers in three continents, and, in the United States, the Company’s customers are spread across various states resulting in the diversification of its customer base. Notwithstanding this diversification, a significant portion of the Company’s offtake counterparties are government-backed entities and public utility companies, which has the potential to impact the Company’s exposure to credit risk.

Major Customers

The following table reflects operating revenues, net for the years ended December 31, 2019, 2018 and 2017, by specific customers exceeding 10% of total net operating revenues:

		Year Ended December 31,
		2019		2018		2017
(In thousands, except for percentages)	Segment	Amount	Percentage	Amount	Percentage	Amount	Percentage
Comisión Nacional de los Mercados y la Competencia[1]	Regulated Solar and Wind	$240,714	25.6%	$127,912	16.7%	N/A	N/A
Tennessee Valley Authority[2]	Wind	93,920	10.0	90,283	11.8	$79,773	13.1%
San Diego Gas & Electric[3]	Solar	N/A	N/A	N/A	N/A	63,905	10.5

———

(1)

The Company earned $338.7 million and $186.7 million from the Spanish Electricity System for the years ended December 31, 2019, and 2018, respectively, of which $240.7 million and $127.9 million were through collections from the Comisión Nacional de los Mercados y la Competencia (“CNMC”). These operating revenues were earned within the Regulated Solar and Wind segment and represented 25.6% and 16.7% of the Company’s net consolidated operating revenues for these years, respectively. The CNMC is the state-owned regulator of the Spanish Electricity System who collects the funds payable, mainly from the tariffs to end user customers, and is responsible for the calculation and the settlement of regulated payments.

(2)

The Company earned $93.9 million and $90.3 million operating revenues from the Tennessee Valley Authority (“TVA”) for the years ended December 31, 2019, and 2018, respectively. These operating revenues were earned within the Regulated Solar and Wind segment and represented 10.0% and 11.8% of the Company’s net consolidated operating revenues for these years, respectively. The TVA is a corporation wholly-owned by the U.S. government that sells power mainly to wholesale customers in several states in the Southern part on the U.S.

(3)	This customer did not exceed 10% of total operating revenue for the year ended December 31, 2019.

The amounts receivable from the CNMC and TVA as of December 31, 2019, and 2018, were as follows:

	As of December 31,
(In thousands)	2019	2018
CNMC	$78,474	$64,739
TVA	12,722	9,715

Total	$91,196	$74,454

If the CNMC or the TVA were to cease to honor their obligations to the Company it would have a material adverse effect on the Company’s business, operating results or financial position. The Company’s management believes that the concentration of risk with the CNMC is mitigated by, among other things, the indirect support of the Spanish government for the CNMC’s obligations and, in general, by the regulated rate system in Spain. Similarly, the Company’s management believes that the concentration risk of the credit risk with the TVA is mitigated by, among other things, the indirect support of the U.S. government.

Derivative Assets

The Company is subject to credit risk related to its derivatives to the extent the hedge counterparties may be unable to meet the terms of the contractual arrangements. The maximum exposure to loss due to credit risk if counterparties fail completely to perform according to the terms of the contracts would generally equal the fair value of derivative assets presented in the above table. The Company seeks to mitigate credit risk by transacting with a group of creditworthy financial institutions and through the use of master netting arrangements.

25. QUARTERLY FINANCIAL INFORMATION (UNAUDITED)

Quarterly consolidated results of operations for the year ended December 31, 2019 were as follows:

(In thousands, except per share data)	Q1	Q2	Q3[1]	Q4[2,3]
Operating revenues, net	$225,332	$255,366	$253,808	$206,734
Operating income (loss)	29,104	54,928	40,365	(10,967)
Interest expense, net	86,287	71,041	89,393	51,421
Net loss	(36,057)	(16,827)	(62,313)	(91,388)
Net loss attributable to Class A common stockholders	(8,627)	(3,595)	(54,837)	(81,625)
Weighted average Class A common shares outstanding—basic and diluted	209,142	209,142	209,155	217,608
Net loss per weighted average Class A common share—basic and diluted	$(0.04)	$(0.02)	$(0.26)	$(0.38)

(1)

During the third quarter of 2019, the Company recorded corrections related to changes in the period over which the asset retirement obligations were accreted to their expected future value using the estimate of the future timing of settlement resulting in an increase in the previously reported accretion and depreciation expense by $3.3 million and $3.7 million, respectively, as a result of this change.

(2)

As discussed in Note 3. Acquisitions and Divestitures, on September 26, 2019, the Company completed the WGL Acquisition representing an approximately 320 MW distributed generation portfolio of renewable energy facilities located in the United States. The below table presents selected financial information for the acquired entities as included in the Company’s results for the year ended December 31, 2019:

(In thousands)	Q1	Q2	Q3	Q4
Operating revenues, net	N/A	N/A	N/A	$13,773
Operating income	N/A	N/A	N/A	166
Net income	N/A	N/A	N/A	80

(3)	The fourth quarter of 2019 includes $31.1 million loss on modification and extinguishment of certain corporate and non-recourse project debt. See to Note 10. Long-term Debt for additional details.
(4)	The fourth quarter of 2019 includes $2.3 million gain from the sale of six renewable energy facilities with a combined nameplate capacity of approximately 6 MW.

Quarterly consolidated results of operations for the year ended December 31, 2018, were as follows:

(In thousands, except per share data)	Q1[1,2]	Q2[3,4]	Q3[3,4]	Q4[3,4,5]
Operating revenues, net	$127,547	$179,888	$246,042	$213,093
Operating (loss) income	(22,049)	27,299	56,666	8,063
Interest expense, net	53,554	50,892	72,416	72,349
Net loss	(76,313)	(27,612)	(19,051)	(30,351)
Net income (loss) attributable to Class A common stockholders	82,796	(21,337)	(33,590)	(15,489)
Weighted average Class A common shares outstanding—basic	148,139	161,568	209,142	209,142
Weighted average Class A common shares outstanding—diluted	148,166	161,568	209,142	209,142
Net earnings (loss) per weighted average Class A common share—basic and diluted	$0.56	$(0.13)	$(0.16)	$(0.07)

(1)

During the first quarter of 2018, the Company recognized an impairment charge of $15.2 million on renewable energy facilities due to the bankruptcy of a significant customer significant to a distributed generation project (see Note 6. Renewable Energy Facilities).

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

(3)

As discussed in Note 3. Acquisitions and Divestitures, on June 12, 2018 the Company acquired approximately 95.28% of the outstanding shares of Saeta, a Spanish renewable power company with over 1,000 MW of wind and solar facilities (approximately 250 MW of solar and 778 MW of wind) located primarily in Spain. The Company acquired the remaining approximately 4.72% of the shares of Saeta on July 2, 2018. The below table presents selected financial information of Saeta as included in the Company’s results for the year ended December 31, 2018:

(In thousands)	Q1	Q2	Q3	Q4
Operating revenues, net	N/A	$24,681	$107,903	$88,642
Operating income	N/A	10,055	37,212	21,824
Interest (income) expense, net	N/A	(4,114)	13,241	14,405
Net income	N/A	11,545	21,850	4,819

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

(5)

During the fourth quarter of 2018, the Company recorded corrections related to the accretion period related to changes in the period over which the asset retirement obligations were accreted to their expected future value using the estimate of the future timing of settlement resulting in a reduction in the previously reported accretion and depreciation expense by $6.3 million and $4.4 million, respectively, as a result of this change.

26. SUBSEQUENT EVENTS

Brookfield Renewable Non-Binding Proposal and Signing of Reorganization Agreement

On January 11, 2020, the Company received an unsolicited and non-binding proposal from Brookfield Renewable Partners L.P., an affiliate of Brookfield, to acquire all of the outstanding shares of Common Stock of the Company, other than the approximately 62% shares held by Brookfield Renewable and its affiliates. The Brookfield Proposal expressly conditioned the transaction contemplated thereby on the approval of a committee of the Board consisting solely of independent directors and the approval of a majority of the shares held by the Company’s stockholders not affiliated with Brookfield Renewable and its affiliates. Following the Company’s receipt of the Brookfield Proposal, the Board formed a Special Committee of non-executive, disinterested and independent directors to, among other things, review, evaluate and consider the Brookfield Proposal and, if the Special Committee deemed appropriate, negotiate a transaction with Brookfield Renewable or explore alternatives thereto. The Board resolutions establishing the Special Committee expressly provided that the Board would not approve the transaction contemplated by the Brookfield Proposal or any alternative thereto without a prior favorable recommendation by the Special Committee. Brookfield Renewable holds an approximately 30% indirect economic interest in TerraForm Power.

On March 16, 2020, pursuant to the Brookfield Proposal, the Company and Brookfield Renewable and certain of their affiliates entered into the Reorganization Agreement for Brookfield Renewable to acquire all of the Company’s outstanding shares of Common Stock, other than the approximately 62% currently owned by Brookfield Renewable and its affiliates. Pursuant to the Reorganization Agreement, each holder of a share of Common Stock that is issued and outstanding immediately prior to the consummation of the Transactions will receive, at each such shareholder’s election, 0.381 of a Brookfield Renewable limited partnership unit or of a Class A exchangeable subordinate voting share of Brookfield Renewable Corporation, a Canadian subsidiary of Brookfield Renewable which is expected to be publicly listed as of the consummation of the Transactions. The Special Committee has unanimously recommended that the Company’s unaffiliated shareholders approve the Transactions. Consummation of the Transactions is subject to the non-waivable approval of a majority of the Company’s shareholders not affiliated with Brookfield Renewable, receipt of required regulatory approvals and other customary closing conditions.

Acquisition of 100 MW Concentrated Solar Power Facilities in Spain

On February 11, 2020, TERP Spanish Holdco, S.L.U., a wholly-owned subsidiary of the Company, completed the acquisition of a portfolio of two concentrated solar power facilities located in Spain with a combined nameplate capacity of approximately 100 MW for a total purchase price of approximately €116.8 million (approximately $127.5 million as of the date of the acquisition). These facilities are regulated under the Spanish framework for renewable power, with approximately 19 years of remaining regulatory life. The Company is in the process of evaluating the acquisition accounting considerations, including the determination of the acquisition of a business or a group of assets and the initial purchase price allocation.

First Quarter 2020 Distributions

On March 16, 2020, the Company’s Board of Directors declared a cash distribution with respect to Common Stock of $0.2014 per share. The distribution is payable on March 31, 2020 to stockholders of record as of March 27, 2020.