Form 20-F
period 2020-12-31
Brookfield Renewable Partners L.P.
filed 2021-02-26
CIK 1533232

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 20-F
☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2020
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
Jane Sheere
73 Front Street, 5th Floor
Hamilton HM 12, Bermuda
Telephone: 441-294-3304
Facsimile: 441-296-4475
enquiries@brookfieldrenewable.com
(Name, telephone, e-mail and/or facsimile number and address of company contact person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Class	Trading Symbol(s)	Name of each exchange on which registered
Limited Partnership Units	BEP, BEP.UN	New York Stock Exchange, Toronto Stock Exchange
Class A Preferred Limited Partnership Units, Series 17	BEP PR A	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
274,837,890 Limited Partnership Units as of December 31, 2020
Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☒ No ☐
If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒
Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.  Yes ☒ No ☐
Indicate by check mark whether the registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit such files).  Yes ☒ No ☐
Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or an emerging growth company. See definitions of “accelerated filer”, “large accelerated filer”, and “emerging growth company” in Rule 12b-2 of the Exchange Act (Check one):

Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐

Emerging growth company ☐
If an emerging growth company that prepares its financial statements in accordance with U.S. GAAP, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards† provided pursuant to Section 13(a) of the Exchange Act. [ ]

† The term “new or revised financial accounting standard” refers to any update issued by the Financial Accounting Standards Board to its Accounting Standards Codification after April 5, 2012.

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒
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
Unless otherwise specified, information provided in this annual report on Form 20-F (this “Form 20-F”) is as of December 31, 2020. Unless the context requires otherwise, when used in this Form 20-F, the terms “Brookfield Renewable”, “our group”, “we”, “us” and “our” refer to Brookfield Renewable Partners L.P. and its controlled entities, including BRELP, the Holding Entities, BEPC and the Operating Entities, each as defined in this Form 20-F, individually or collectively, as applicable; “the partnership” refers to Brookfield Renewable, but excluding BEPC; “BEP” refers to Brookfield Renewable Partners L.P.; and “Brookfield” refers to Brookfield Asset Management Inc. and its subsidiaries (other than Brookfield Renewable). All references to “our portfolio” include 100% of the capacity and energy of the facilities even though we do not own 100% of the economic output of such facilities (see the table under Item 4.B. “Business Overview — Our Operations” for details on our portfolio). Unless the context suggests otherwise, references to:
“ABCA” means the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated under such Act.
“Adjusted EBITDA” means revenues less direct costs (including energy marketing costs) and other income, before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, distributions to preferred limited partners and other typical non-recurring items. Our company includes realized disposition gains and losses on assets that we did not intend to hold over the long-term within Adjusted EBITDA in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period Adjusted EBITDA. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures”.
“Affiliate” or “affiliate” of any person is a person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such person.
“Amended and Restated Limited Partnership Agreement of BEP” means the fourth amended and restated limited partnership agreement of BEP, dated May 3, 2016, as further amended on May 25, 2016, February 14, 2017, January 16, 2018, February 28, 2019, March 11, 2019, February 24, 2020 and July 28, 2020.
“Amended and Restated Limited Partnership Agreement of BRELP” means the fourth amended and restated limited partnership agreement of BRELP, dated December 30, 2020.
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
“Base Management Fee” has the meaning given to it under Item 6.A “Directors and Senior Management — Our Master Services Agreement — Management Fee”.
“BC Hydro” means British Columbia Hydro and Power Authority.
“BEM LP” means Brookfield Energy Marketing LP, an indirect wholly-owned subsidiary of Brookfield Asset Management.
“BEP” means Brookfield Renewable Partners L.P.
“BEP Registration Rights Agreement” has the meaning given to it under Item 7.B “Related Party Transactions — BEP Registration Rights Agreement”.
“BEPC” means, unless the context requires otherwise, Brookfield Renewable Corporation and its direct and indirect operating subsidiaries as a group.
“BEPC exchangeable shares” means the class A exchangeable subordinate voting shares of BEPC.
“BEPC Registration Rights Agreement” has the meaning given to it under Item 7.B “Related Party Transactions — BEPC Registration Rights Agreement”.
“Bermuda Partnership Acts” means the Bermuda Exempted Partnerships Act 1992 (as amended) together with the Bermuda Limited Partnership Act 1883 (as amended).

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
“Brookfield Accounts” has the meaning given to it under Item 7.B “Related Party Transactions — Conflicts of Interest and Fiduciary Duties”.
“Brookfield Asset Management” means Brookfield Asset Management Inc.
“Brookfield Personnel” has the meaning given to it under Item 7.B “Related Party Transactions — Conflicts of Interest and Fiduciary Duties”.
“Brookfield Renewable” means Brookfield Renewable Partners L.P. and its controlled entities, including BRELP, the Holding Entities, BEPC and the Operating Entities, taken together, or any one or more of them, as the context requires.
“BRP Equity” means Brookfield Renewable Power Preferred Equity Inc.
“BRPI” means Brookfield Renewable Power Inc., an indirect wholly-owned subsidiary of Brookfield Asset Management.
“BRTM” means Brookfield Renewable Trading and Marketing LP, which is a subsidiary of Brookfield Renewable.
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
“Class B Preference Shares” has the meaning given to it under Item 10.B “Memorandum and Articles of Association — BRP Equity”.
“Code” has the meaning given to it under Item 6.C “Board Practices — Code of Business Conduct and Ethics”.
“CODM” has the meaning given to it under Item 5.A “Operating Results — Financial Performance Review on Proportionate Information”.
“Common Shares” has the meaning given to it under Item 10.B “Memorandum and Articles of Association — BRP Equity”.
“Conflicts Protocols” has the meaning given to it under Item 7.B “Related Party Transactions — Conflicts of Interest and Fiduciary Duties”.
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
“FATCA” means the Foreign Account Tax Compliance provisions of the Hiring Incentives to Restore Employment Act of 2010.
“FCPA” has the meaning given to it under Item 3.D “Risk Factors — Risks Relating to Our Operations and the Renewable Power Industry”.
“FERC” has the meaning given to it under Item 4.B “Business Overview — North American Business — United States”.
“Finco” means Brookfield Renewable Partners ULC.
“Finco Bonds” means all outstanding bonds issued by Finco pursuant to the Bond Indenture.

“Finco Bond Guarantors” means, collectively, BEP, BRELP, NA Holdco, LATAM Holdco, Euro Holdco, Investco and BEP Subco Inc.
“First Distribution Threshold” has the meaning given to it under item 10.B “Memorandum and Articles of Association — Description of the Amended and Restated Limited Partnership Agreement of BRELP — Distributions”.
“Fixed Amount” has the meaning given to it under Item 7.B “Related Party Transactions — Energy Revenue Agreement”.
“Foreign Tax Credit Generator Rules” has the meaning given to it under Item 3.D “Risk Factors — Risks Relating to Taxation — Canada”.
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
“Indirect CFA” has the meaning given to it under Item 3.D “Risk Factors — Risks Relating to Taxation — Canada”.
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
“LP units” or “BEP units” means the non-voting limited partnership units in the capital of BEP, other than the Preferred Units, including any LP units issued pursuant to the Redemption-Exchange Mechanism or pursuant to the exchange of BEPC exchangeable shares.
“LTA” means long-term average.
“Managing General Partner” means Brookfield Renewable Partners Limited, which serves as BEP’s general partner.
“Market Price” means the volume weighted average of the trading price for our LP units on the NYSE for the five trading days immediately preceding the date the relevant distribution is paid by BEP.
“Master Services Agreement” means the Third Amended and Restated Master Services Agreement, dated May 11, 2020, among Brookfield Asset Management, BEP, BRELP, the Holding Entities, BEPC, the Service Provider and others, as amended from time to time.
“MI 61-101” has the meaning given to it under Item 7.B “Related Party Transactions — Conflicts of Interest and Fiduciary Duties”.
“MPT” has the meaning given to it under Item 7.B “Related Party Transactions — Other Power Agreements”.
“MRE” means the hydrological balancing pool administered by the government of Brazil.
“MSA Holding Entities” means NA Holdco, LATAM Holdco, Brookfield BRP Canada Corp., Brookfield BRP Holdings (US) Inc., Euro Holdco, Investco, BRP Equity, Finco, BEPC and any direct wholly-owned subsidiary of BRELP created or acquired on or after the date of the Master Services Agreement, excluding, for greater certainty, any Operating Entities.
“MW” means megawatt.
“MWh” means megawatt hour.
“NA Holdco” means Brookfield BRP Holdings (Canada) Inc.
“Nominating and Governance Committee” means the nominating and governance committee of the board of directors of the Managing General Partner.
“Non-Resident Entities” has the meaning given to it under Item 3.D “Risk Factors — Risks Relating to Taxation — Canada”.
“Non-Resident Holder” has the meaning given to it in Item 10.E “Taxation — Holders Not Resident in Canada”.
“Non-Resident Subsidiaries” has the meaning given to it under Item 3.D “Risk Factors — Risks Relating to Taxation — Canada”.

“Non-Resident Unitholders” has the meaning given to it under Item 3.D “Risk Factors — Risks Relating to Taxation — Canada”.
“Non-U.S. Holder” has the meaning given to it under Item 10.E “Taxation — Certain Material U.S. Federal Income Tax Considerations”.
“NYSE” means the New York Stock Exchange.
“Oaktree” means Oaktree Capital Group, LLC together with its affiliates.
“Oaktree Accounts” means Oaktree-managed funds and accounts.
“OCI” has the meaning given to it under Item 5.A “Operating Results — Critical Estimates, Accounting Policies and Internal Controls”.
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
“Polenergia” means Polenergia S.A.
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
“Preference Share Guarantors” means, collectively, BEP, BRELP, NA Holdco, LATAM Holdco, Euro Holdco, Investco and BEP Subco Inc.
“Preference Shares” means the Class A Preference Shares and the Class B Preference Shares.
“Preferred Unit Guarantees” means the guarantees granted by the Preferred Unit Guarantors in respect of the Series 5, Series 7, Series 8, Series 9, Series 10, Series 11, Series 12, Series 13, Series 14, Series 15 and Series 16 Preferred Units.
“Preferred Unit Guarantors” means, collectively, BRELP, NA Holdco, LATAM Holdco, Euro Holdco, Investco and BEP Subco Inc.
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
“PSG” has the meaning given to it under Item 7.B “Related Party Transactions — Conflicts of Interest and Fiduciary Duties”.
“QEF Election” has the meaning given to it in Item 10.E “Taxation — Consequences to U.S. Holders — Passive Foreign Investment Companies”.

“Qualifying Income Exception” has the meaning given to it under Item 10.E “Taxation — Certain Material U.S. Federal Income Tax Considerations — Partnership Status of BEP and BRELP”.
“RDSP” has the meaning given to it under Item 3.D “Risk Factors — Risks Relating to Taxation — Canada”.
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
“Relationship Agreement” means the relationship agreement, dated November 28, 2011, by and among Brookfield Asset Management, BEP, BRELP, the Service Providers and others, as amended from time to time.
“Relevant Foreign Tax Law” has the meaning given to it under Item 10.E “Taxation — Certain Material Canadian Federal Income Tax Considerations — Taxation of Holders Resident in Canada — Computation of Income or Loss”.
“Resident Holder” means a Holder who, for the purposes of the Tax Act and at all relevant times, is or is deemed to be a resident of Canada.
“RESP” has the meaning given to it under Item 3.D “Risk Factors — Risks Relating to Taxation — Canada”.
“RPS” has the meaning given to it under Item 4.B “Business Overview — Global Renewable Power Drivers”.
“RRIF” has the meaning given to it under Item 3.D “Risk Factors — Risks Relating to Taxation — Canada”.
“RRSP” has the meaning given to it under Item 3.D “Risk Factors — Risks Relating to Taxation — Canada”.
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
“Series 14 Preferred Units” means the Class A Preferred Units, Series 14 of BEP.
“Series 15 Preferred Units” means the Class A Preferred Units, Series 15 of BEP.
“Series 16 Preferred Units” means the Class A Preferred Units, Series 16 of BEP.
“Series 17 Preferred Units” means the Class A Preferred Units, Series 17 of BEP.
“Service Provider” means BRP Energy Group L.P., Brookfield Renewable Energy Group (Bermuda) Limited, Brookfield Global Renewable Energy Advisor Limited, Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P., Brookfield Private Capital (DIFC) Limited and Brookfield Canada Renewable Manager LP, and, unless the context otherwise requires, includes any other affiliate of such entities that provides services to Brookfield Renewable pursuant to our Master Services Agreement or any other service agreement or arrangement.
“Service Recipients” means BEP, BEPC, BRELP, the MSA Holding Entities and, at the option of the MSA Holding Entities, any Operating Entities.
“SHPP” means a small hydroelectric power plant, which is a category of hydro power facilities in Brazil with 30 MW of capacity or less.
“SIFT Rules” has the meaning given to it under Item 3.D “Risk Factors — Risks Relating to Taxation — Canada”.
“special distribution” has the meaning given to it under Item 4.A “History and Development of the Company — Recent Developments”.
“Tax Act” means the Canadian Income Tax Act, R.S.C. 1985, c. 1. (5th Supp), as amended, including the regulations promulgated under such Act.
“Tax Cuts and Jobs Act” has the meaning given to it under Item 3.D “Risk Factors — Risks Relating to Taxation — United States”.
“Tax Proposals” means all specific proposals to amend the Tax Act publicly announced by or on behalf of the Minister prior to the date hereof.
“TERP Acquisition” has the meaning given to it under Item 4.A “History and Development of the Company — Recent Developments”.
“TERP Shares” has the meaning given to it under Item 4.A “History and Development of the Company — Recent Developments”.
“TerraForm Global” means TerraForm Global, Inc.
“TerraForm Power” or “TERP” means TerraForm Power, Inc. and as the context requires, its successors and assigns.
“TFSA” has the meaning given to it under Item 3.D “Risk Factors — Risks Relating to Taxation — Canada”.
“Total Capitalization Value” means, in any quarter, the sum of (i) the fair market value of an LP unit multiplied by the number of LP units issued and outstanding on the last trading day of the quarter (assuming full conversion of any limited partnership interests held by any member of Brookfield in BRELP into LP units), plus (ii) for each class or series of security of a Service Recipient (other than LP units) issued to third parties not forming part of Brookfield Renewable, the fair market value of such security multiplied by the number of securities of such class or series issued and outstanding on the last trading day of the quarter (calculated on a fully-diluted basis), plus (iii) the principal amount of all debt not captured by paragraph (ii) owed by each Service Recipient (excluding for this purpose any Operating Entity) on the last trading day of the quarter to any person not forming part of Brookfield Renewable, which debt has recourse to any Service Recipient, less any amount of cash held by all Service Recipients (excluding for this purpose any Operating Entity) on such day.
“Treasury Regulations” means the Treasury regulations promulgated under the U.S. Internal Revenue Code.
“Treaty” means the Canada-United States Income Tax Convention (1980), as amended.
“TSX” means the Toronto Stock Exchange.
“TWh” means terawatt hour.
“UBTI” has the meaning given to it under Item 3.D “Risk Factors — Risks Relating to Taxation — United States”.
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
“Units” means LP units and Preferred Units.
“U.S. Holder” has the meaning given to it under Item 10.E “Taxation — Certain Material U.S. Federal Income Tax Considerations”.
“U.S. Internal Revenue Code” means the United States Internal Revenue Code of 1986, as amended.
“Voting Agreement” means the voting agreement, dated November 28, 2011, between BEP and Brookfield that provides BEP, through the Managing General Partner, with a number of voting rights, including the right to direct all eligible votes in the election of the directors of the BRELP General Partner.
“X-Elio” means X-Elio Energy S.L.

FORWARD-LOOKING STATEMENTS
This Form 20-F contains forward-looking statements concerning the business and operations of Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this Form 20-F include, but are not limited to, statements regarding the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate, our anticipated financial performance, future commissioning of assets, contracted portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions, future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, diversification of Brookfield Renewable’s investor base, energy policies, economic growth, growth potential of the renewable asset class, our future growth prospects and distribution profile, our access to capital and future dividends and distributions made to holders of LP units and BEPC's exchangeable shares. In some cases, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavors”, “pursues”, “strives”, “seeks” or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this Form 20-F are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievement expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to, the following:
•changes to hydrology at our hydroelectric facilities, to wind conditions at our wind energy facilities, to irradiance at our solar facilities or to weather generally, as a result of climate change or otherwise, at any of our facilities;
•volatility in supply and demand in the energy markets;
•our inability to re-negotiate or replace expiring PPAs on similar terms;
•increases in water rental costs (or similar fees) or changes to the regulation of water supply;
•advances in technology that impair or eliminate the competitive advantage of our projects;
•an increase in the amount of uncontracted generation in our portfolio;
•industry risks relating to the power markets in which we operate;
•the termination of, or a change to, the MRE balancing pool in Brazil;
•increased regulation on our operations;
•concessions and licenses expiring and not being renewed or replaced on similar terms;
•our real property rights for wind and solar renewable energy facilities being adversely affected by the rights of lienholders and leaseholders that are superior to those granted to us;
•increases in the cost of operating our facilities;
•our failure to comply with conditions in, or our inability to maintain, governmental permits;
•equipment failures, including relating to wind turbines and solar panels;
•dam failures and the costs and potential liabilities associated with such failures;
•force majeure events;
•uninsurable losses and higher insurance premiums;

•adverse changes in currency exchange rates and our inability to effectively manage foreign currency exposure;
•availability and access to interconnection facilities and transmission systems;
•health, safety, security and environmental risks;
•energy marketing risks;
•counterparties to our contracts not fulfilling their obligations;
•the time and expense of enforcing contracts against non-performing counterparties and the uncertainty of success;
•our operations being affected by local communities;
•fraud, bribery, corruption, other illegal acts or inadequate or failed internal processes or systems;
•some of our acquisitions may be of distressed companies, which may subject us to increased risks, including the incurrence of legal or other expenses;
•our reliance on computerized business systems, which could expose us to cyber-attacks;
•newly developed technologies in which we invest not performing as anticipated;
•labor disruptions and economically unfavorable collective bargaining agreements;
•our inability to finance our operations due to the status of the capital markets;
•operating and financial restrictions imposed on us by our loan, debt and security agreements;
•changes to our credit ratings;
•our inability to identify sufficient investment opportunities and complete transactions;
•the growth of our portfolio and our inability to realize the expected benefits of our transactions or acquisitions;
•our inability to develop greenfield projects or find new sites suitable for the development of greenfield projects;
•delays, cost overruns and other problems associated with the construction and operation of generating facilities and risks associated with the arrangements we enter into with communities and joint venture partners;
•Brookfield’s election not to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield identifies, including by reason of conflicts of interest;
•we do not have control over all of our operations or investments;
•political instability or changes in government policy;
•pandemics or epidemics, including risks associated with the global pandemic caused by COVID-19, and the related global reduction in commerce and travel and substantial volatility in stock markets worldwide, which may result in a decrease of cash flows and impairment losses and/or revaluations of our investments and assets;
•foreign laws or regulation to which we become subject as a result of future acquisitions in new markets;
•changes to government policies that provide incentives for renewable energy;
•a decline in the value of our investments in securities, including publicly traded securities of other companies;
•we are not subject to the same disclosure requirements as a U.S. domestic issuer;
•the separation of economic interest from control within our organizational structure;

•future sales and issuances of BEP units, Preferred Units or securities exchangeable for BEP units, including BEPC exchangeable shares, or the perception of such sales or issuances, could depress the trading price of the BEP units, Preferred Units or BEPC exchangeable shares;
•the incurrence of debt at multiple levels within our organizational structure;
•being deemed an “investment company” under the Investment Company Act;
•the effectiveness of our internal controls over financial reporting;
•our dependence on Brookfield and Brookfield’s significant influence over us;
•the departure of some or all of Brookfield’s key professionals;
•our lack of independent means of generating revenue;
•changes in how Brookfield elects to hold its ownership interests in Brookfield Renewable;
•Brookfield acting in a way that is not in our best interests or our Unitholders;;
•the severity, duration and spread of the COVID-19 outbreak, as well as the direct and indirect impacts that the virus may have;
•broader impact of climate change;
•failure of our systems technology;
•involvement in litigation and other disputes, and governmental and regulatory investigations;
•any changes in the market price of the BEP units and BEPC exchangeable shares; and
•other factors described in this Form 20-F, including those set forth under Item 3.D “Risk Factors”, Item 4.B “Business Overview” and Item 5.A “Operating Results”.
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
CAUTIONARY STATEMENT REGARDING THE USE OF NON-IFRS MEASURES
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
3.A    [RESERVED]
Not applicable.

3.B    CAPITALIZATION AND INDEBTEDNESS
Not applicable.
3.C    REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.
3.D    RISK FACTORS
The following summarizes some, but not all, of the risks provided below. Please carefully consider all of the information discussed in this “Item 3.D–Risk Factors” in this annual report for a more thorough description of these and other risks.
Risks Relating to Our Operations and the Renewable Power Industry
•Risks relating to changes to hydrology at our hydroelectric facilities, wind conditions at our wind energy facilities, irradiance at our solar facilities or weather conditions generally.
•Risks relating to supply, demand, volatility and marketing in the energy market.
•Risks relating to our expiring contracts, counterparty defaults and renewal of our concessions and licenses.
•Risks relating to increases in water rental costs (or similar fees) or changes to the regulation of water supply.
•Risks relating to advances and investments in technology and increases in the cost of operating our plants.
•Risks relating to the amount of uncontracted generation in our portfolio, termination of the MRE or downward revisions of our company’s reference amount.
•Risks relating to our use and enjoyment of real property rights for our wind and solar facilities.
•Risks of increased cost of operating our plants.
•Risks relating to equipment failure and any loss of generating capacity and damage to the environment.
•Risks relating to developments associated with the COVID-19 pandemic.
•Risks relating to ability to access interconnection facilities and transmission systems.
•Risks relating to disputes, governmental and regulatory policies and investigations and possible litigation.
•Risks relating to our generating facilities being affected by local communities.
•Risks relating to future labor disruptions and economically unfavorable collective bargaining agreements.
Risks Relating to Financing
•Risks relating to our ability to finance our operations, including compliance with debt covenants, changes in our credit ratings, and incurrence of debt at multiple levels within our organizational structure.
Risks Relating to Our Growth Strategy
•Risks relating to our ability to identify investment opportunities and complete transactions, as planned.
•Risks relating to our ability to complete all or some of our capital recycling initiatives.
•Risks relating to changes to our business.
•Risks relating to successful integration of new acquisitions.
•Risks relating to our ability to develop or find sites suitable for the development of greenfield power projects.
•Risks relating to our transactions and joint ventures, partnerships and consortium arrangements.

•Risks relating to political instability, changes in government policy, or unfamiliar cultural factors.
•Risks relating to acquiring distressed companies.
•Risks relating to our investments in securities of other public companies.
•Risks relating to our organizational structure and our ability to control our investments.
Risks Relating to Our Relationship with Brookfield
•Risks relating to our dependence on Brookfield and the Service Providers.
•Risks relating to our inability to have access to all renewable power acquisitions that Brookfield identifies.
•Risks relating to the departure of some or all of Brookfield’s professionals.
•Risks relating to Brookfield’s ownership position in BEP.
•Risks relating to the lack of any fiduciary obligations imposed on Brookfield to act in the best interests of the Service Recipients, Brookfield Renewable or our Unitholders.
•Risks relating to conflicts of interest inherent to our organizational and ownership structure.
•Risks relating to our inability to terminate the BEP Master Services Agreement.
•Risks relating to the limited liability of the Service Providers to BEP and the other Service Recipients.
•Risks relating to Brookfield’s relationship with Oaktree.
•Risks relating to our guarantees of certain debt obligations.
Risks Relating to Our Units
•Risks relating to our ability to continue paying comparable or growing cash distributions.
•Risks relating to issuance of additional securities (including Units, Preferred Units or securities exchangeable into LP units (including BEPC exchangeable shares)) in lieu of incurring indebtedness.
•Risks relating to our Unitholders’ inability to vote on BEP matters or to take part in the management of BEP.
•Risks relating to choice of forum provisions in our Amended and Restated Limited Partnership Agreement.
•Risks relating to the market price and volatility of our Units or securities exchangeable into LP units.
•Risks relating to ability to enforce service of process and enforcement of judgements against us and directors and officers of the Managing General Partner and the Service Provider.
•Risks relating to our payout ratio.
Risks Relating to Taxation
•Risks relating to United States, Canadian and Bermudan taxation, and the effects thereof on our business and operations.
You should carefully consider the following factors in addition to the other information set forth in this Form 20-F. If any of the following risks actually occur, our business, financial condition, results of operations and prospects could be adversely affected and the value of our Units would likely decline, and you could lose all or part of your investment.
Risks Relating to Our Operations and the Renewable Power Industry
Changes to hydrology at our hydroelectric facilities, wind conditions at our wind energy facilities, irradiance at our solar facilities or weather conditions generally, as a result of climate change or otherwise, at any of our facilities could adversely affect the volume of electricity generated.
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
If one or more of our generation facilities were to be subject in the future to flooding, extreme weather conditions (including severe wind storms and droughts), fires, natural disasters, or if unexpected geological or other adverse physical conditions were to develop at any of our generation facilities, the generation capacity of that facility could be significantly reduced or eliminated. For example, our hydroelectric facilities depend on the availability of water flows within the watersheds in which we operate and could be materially impacted by changes to hydrology patterns, such as droughts. In the event of severe flooding, our hydrology facilities may be damaged. Wind energy and solar energy are highly dependent on weather conditions and, in particular, on wind conditions and irradiance, respectively. The profitability of a wind farm depends not only on observed wind conditions at the site, which are inherently variable, but also on whether observed wind conditions are consistent with assumptions made during the project development phase or when a given project was acquired. Similarly, projections of solar resources depend on assumptions about weather patterns, shading and irradiance, which are inherently uncertain and may not be consistent with actual conditions at the site. A sustained decline in water flow at our hydroelectric facilities or in wind conditions at our wind energy facilities or of irradiance at our solar facilities could lead to an adverse change in the volume of electricity generated, revenues and cash flow.
Climate change may increase the frequency and severity of severe weather conditions and may change existing weather patterns in ways that are difficult to anticipate, which could result in more frequent and severe disruptions to our generation facilities and the power markets in which we operate. In addition, customers’ energy needs generally vary with weather conditions, primarily temperature and humidity. To the extent weather conditions are affected by climate change, customers’ energy use could increase or decrease depending on the duration and magnitude of changing weather conditions, which could adversely affect our business, results of operations and cash flows.
Supply and demand in the energy market is volatile and such volatility could have an adverse impact on electricity prices and an adverse effect on Brookfield Renewable’s assets, liabilities, business, financial condition, results of operations and cash flow.
A portion of our revenues are tied, either directly or indirectly, to the wholesale market price for electricity in the markets in which we operate. Wholesale market electricity prices are impacted by a number of factors including: the price of fuel (for example, natural gas) that is used to generate electricity; the management of generation and the amount of excess generating capacity relative to load in a particular market; the cost of controlling emissions of pollution, including the cost of emitting carbon dioxide; the structure of the electricity market; and weather conditions (such as extremely hot or cold weather) that impact electrical load.
In the long term, there is uncertainty surrounding the trend in electricity demand growth, which is influenced by: macroeconomic conditions; absolute and relative energy prices; and energy conservation and demand-side management. Correspondingly, from a supply perspective, there are uncertainties associated with the timing of generating plant retirements – in part driven by environmental regulations – and with the scale, pace and structure of replacement capacity, again reflecting a complex interaction of economic and political pressures and environmental preferences. This volatility and uncertainty in the power market generally, including the non-renewable power market, could have an adverse effect on Brookfield Renewable’s assets, liabilities, business, financial condition, results of operations and cash flow.
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
As at December 31, 2020, approximately 84% of our generation (on a proportionate basis) was contracted over the following five years under long-term, fixed price contracts with creditworthy counterparties. In 2019 and 2020, approximately 90% of our generation (on a proportionate basis) was contracted in each of those calendar years. The portion of our portfolio that is uncontracted may increase gradually over time. We may sell electricity from our uncontracted generation into the spot-market or other competitive power markets from time to time. With respect to such transactions, we are not guaranteed any rate of return on our capital investments through mandated rates, and revenues and results of operations are likely to depend, in large part, upon prevailing market prices. These market prices may fluctuate substantially over relatively short periods of time and could, in certain circumstances, have an adverse effect on our business, financial condition, results of operations and cash flows.
The MRE could be terminated or changed or Brookfield Renewable’s reference amount revised downward.
In Brazil, hydroelectric power generators have access to the MRE, which seeks to stabilize hydrology by assuring that all participant plants in the MRE receive a reference amount of electricity, approximating long-term average regardless of the actual volume of energy generated. Substantially all our assets in Brazil are part of that pool. In cases of nationwide drought, when the pool as a whole is in shortfall relative to the long-term average, an asset can expect to share the nationwide shortfall pro-rata with the rest of the pool. In addition, specific rules provide the minimum percentages of the reference amount of electricity that must be actually generated each year for assuring participation in the MRE. The energy reference amount is assessed yearly according to the criteria of such regulation and can be adjusted positively or negatively. For example, the energy reference amount of plants with installed capacity above 50 MW is assessed every five years and can be adjusted positively or negatively. For plants with installed capacity of 50 MW or lower, the energy reference amount is assessed annually and is subject to similar adjustments. The regulations establishing the assessments of energy reference amounts for plants with installed capacity of 50 MW or lower were challenged by certain energy producers in Brazil and are currently suspended. If our reference amount is revised, our share of the balancing pool could be reduced. If the MRE is terminated or changed, our financial results would be more exposed to variations in hydrology at certain hydroelectric facilities in Brazil. In either case, this could have an adverse effect on our results of operations and cash flows.
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
Wind and solar renewable energy facilities are generally located on land occupied by the facility pursuant to long-term easements and leases. The ownership interests in the land subject to these easements and leases may be subject to mortgages securing loans or other liens (such as tax liens) and other easement and lease rights of third parties (such as leases of oil or mineral rights) that were created prior to the facility’s easements and leases. As a result, the facility’s rights under these easements or leases may be subject, and subordinate, to the rights of those third parties. Although we take certain measures to protect ourselves against these risks, such measures may, however, be inadequate to protect us against all risk of loss of our rights to use the land on which our wind and solar renewable energy facilities are located, which could have an adverse effect on our business, financial condition and results of operations.
The cost of operating our plants could increase for reasons beyond our control.
While we currently believe that we maintain an appropriate and competitive cost position, there is a risk that increases in our cost structure that are beyond our control could adversely impact our financial performance. Examples of such costs include compliance with new conditions imposed during a relicensing process, municipal property taxes, water rental fees and the cost of procuring materials and services required for our maintenance activities. In some cases we have outsourced certain aspects of operation and maintenance to third parties under long term service agreements and other arrangements in order to, among other things, improve project performance and reduce and stabilize costs. However, we may not be able to fully realize these anticipated cost reductions and improvements in project performance or at all.
We may fail to comply with the conditions in, or may not be able to maintain, our governmental permits.
Our generation assets and development projects are, and any assets which we may acquire will be, required to comply with numerous supranational, federal, regional, state, provincial and local statutory and regulatory standards and to maintain numerous licenses, permits and governmental approvals required for operation. Some of the licenses, permits and governmental approvals that have been issued to our operations contain conditions and restrictions, or may have limited terms. If we fail to satisfy the conditions or comply with the restrictions imposed by our licenses, permits and governmental approvals, or the restrictions imposed by any statutory or regulatory requirements, we may become subject to regulatory enforcement or be subject to fines, penalties or additional costs or revocation of regulatory approvals, permits or licenses. In addition, if we are not able to renew, maintain or obtain all necessary licenses, permits and governmental approvals required for the continued operation or further development of our projects, the operation or development of our assets may be limited or suspended. Our failure to renew, maintain or obtain all necessary licenses, permits or governmental approvals may have an adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow.
We may experience equipment failure, including failures relating to wind turbines and solar panels.
Our generation assets may not continue to perform as they have in the past and there is a risk of equipment failure due to wear and tear, latent defect, design error, operator error, extreme weather events or early obsolescence, among other things, which could have an adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow. Wind turbines and solar panels have shorter lifespans than hydroelectric assets. Spare parts for wind turbines and solar panels and key pieces of equipment may be difficult to acquire as a result of a limited number of suppliers of solar panels, modules, turbines, towers and other system components and equipment associated with wind and solar power plants. Any resulting delay in replacing equipment could result in significant delays in returning facilities to full operation, which could adversely impact our business and financial condition. Equipment failure at our generation assets could also result in significant personal injury or loss of life, damage to and destruction of property, plant and equipment and contamination of, or damage to, the environment and suspension of operations. The occurrence of any one of these events may result in our being named as a defendant in lawsuits asserting claims for substantial damages, including for environmental cleanup costs, personal injury and property damage and fines and/or penalties.
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

Developments associated with the COVID-19 pandemic could have an adverse effect on our business.
The rapid spread of the COVID-19 virus, which was declared by the World Health Organization to be a pandemic on March 11, 2020, and actions taken globally in response to COVID-19, have significantly disrupted international business activities. The COVID-19 pandemic has resulted in governments around the world implementing stringent measures to help control the spread of the virus, including quarantines, social distancing protocols, “shelter in place” and “stay at home” orders, travel restrictions, business curtailments, school closures and other measures. Governments and central banks around the world have enacted fiscal and monetary stimulus measures to counteract the effects of the COVID-19 pandemic and various other response measures, however, the overall magnitude and long-term effectiveness of these actions remain uncertain. In addition, our business relies, to a certain extent, on free movement of goods, services, and capital from around the world, which has been significantly restricted as a result of COVID-19. We have implemented a response plan to maintain our operations despite the outbreak of the virus, including extra safety precautions with respect to our personnel and contingency plans with respect to our facilities. However, we may experience direct or indirect impacts from the pandemic, including delays in development or construction activities in our business and have some risk that our contract counterparties could fail to meet their obligations.
To date, we have not experienced the material impact to our operations, financial condition, cash flows or financial performance that has been experienced by many other businesses. Given the ongoing and dynamic nature of the circumstances surrounding COVID-19, it is difficult to predict how significant the impact of COVID-19, including any responses to it, will be on the global economy and our business or for how long any disruptions are likely to continue. The extent of such impact will depend on future developments, which are highly uncertain, rapidly evolving and difficult to predict, including, but not limited to, new information which may emerge concerning the severity of COVID-19, additional actions which may be taken to contain COVID-19 or treat its impact, such as re-imposing previously lifted measures or putting in place additional restrictions, and the pace, availability, distribution and acceptance of effective vaccines. Such developments could have an adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow.
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
Our energy marketing business involves the establishment of trading positions in the wholesale and retail energy markets. To the extent that we enter into forward purchase contracts or take long positions in the energy markets, a downturn in market prices could result in losses from a decline in the value of such long positions. Conversely, to the extent that we enter into forward sales contracts or take short positions in the energy markets, an upturn in market prices could expose us to losses as we attempt to cover any short positions by acquiring energy in a rising market.
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
Our project level hedging activities may not adequately manage our exposure to commodity and financial risk, which could result in significant losses or require us to use cash collateral to meet margin requirements.
Certain of our power plants are party to financial swaps or other similarly structured project level hedging arrangements (“swaps”). We may also acquire additional assets with similar hedging arrangements in the future. Under the terms of such arrangements, power plants receive payments for specified quantities of electricity based on a fixed-price and are obligated to deliver (if physically settled) or pay (if financially settled) the counterparty the market price for the same quantities of electricity. Gains or losses under the swaps are designed to be offset by decreases or increases in a facility’s revenues from spot sales of electricity in liquid markets. However, the actual amount of electricity a facility generates from operations may be materially different from our estimates for a variety of reasons, including variable conditions and plant availability. If a plant does not generate the volume of electricity required by the associated contract, we could incur losses if electricity prices in the market rise substantially above the fixed-price provided for in the swap arrangement
We are involved in litigation and other disputes and may be subject to governmental and regulatory investigations.
In the normal course of our operations, we and our affiliates are involved in various legal actions such as contractual disputes and other litigation that could expose us to liability for damages and potential negative publicity associated with such legal actions. The outcome with respect to outstanding, pending or future actions cannot be predicted with certainty and may be adverse to us and, as a result, could have an adverse effect on our assets, liabilities, business, financial condition, results of operations, cash flow and reputation. For example, our subsidiary, TerraForm Power has been involved, as defendant, in a legacy dispute and in December 2020, received an adverse summary judgment ruling. See Item 4.B “Business Overview — Governmental, Legal and Arbitration Proceedings — Claim Relating to TerraForm Power’s First Wind Acquisition”. While we have appealed the ruling, we cannot predict with certainty whether our appeal will be successful. In addition, certain shareholders of TerraForm Power are contractually entitled to be issued additional TerraForm Power shares to compensate them for the cost associated with this litigation, which may result in Brookfield Renewable’s interest in TerraForm Power being diluted, although any such dilution would be immaterial to us. We and our affiliates are also subject to governmental or regulatory investigations from time to time. Governmental and regulatory investigations, regardless of its outcome, are generally costly, divert management attention, and have the potential to damage our reputation. The unfavorable resolution of any governmental or regulatory investigation could result in criminal liability, fines, penalties or other monetary or non-monetary remedies and could materially affect our business or results of operations.
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
We may invest in and use newly developed, less proven, technologies in our development projects or in maintaining, repowering or otherwise enhancing our existing assets. There is no guarantee that such new technologies will perform as anticipated. The failure of a new technology to perform as anticipated may adversely affect the profitability of a particular development project or existing asset.
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
Risks Relating to Financing
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

Changes in our group’s credit ratings may have an adverse effect on our financial position and ability to raise capital.
The credit rating assigned to BEP, BEPC or any of their respective subsidiaries’ debt securities may be changed or withdrawn entirely by the relevant rating agency. A lowering or withdrawal of such rating may have an adverse effect on our group’s financial position and ability to raise capital.
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
Our partnership uses leverage and such indebtedness may result in our partnership or our operating business being subject to certain covenants that restrict our ability to engage in certain types of activities or to make distributions to equity.
Many of our operating subsidiaries have entered into or will enter into credit facilities or have incurred or will incur other forms of debt, including acquisitions. the total quantum of exposure to debt within our partnership is significant, and our partnership may become more leveraged in the future.
Leveraged assets are more sensitive to declines in revenues, increases in expenses and interest rates, and adverse economic market and industry developments. A leveraged partnership’s income and net assets also tend to increase or decrease at a greater rate than would otherwise be the case if money had not been borrowed. As a result, the risk of loss associated with a leveraged partnership, all other things being equal, is generally greater than for partnerships with comparatively less debt. In addition, the use of indebtedness in connection with an acquisition may give rise to negative tax consequences to certain investors. Leverage may also result in a requirement for short-term liquidity, which may force the sale of assets at times of low demand and/prices for such assets. This may mean that our partnership is unable to realize fair value for the assets in a sale.
Our partnership’s credit facilities also contain, and may contain in the future, covenants applicable to the relevant borrower and events of default. Covenants can relate to matters including limitations on financial indebtedness, dividends, acquisitions, or minimum amounts for interest coverage, adjusted EBITDA, cash flow or net worth. If an event of default occurs, or a minimum covenant requirements are satisfied, this can result in a requirement to immediately repay any drawn amounts or the imposition of other restrictions including a probation on the payment of distribution to equity.
Risks Relating to Our Growth Strategy
We may be unable to identify sufficient investment opportunities and complete transactions, as planned.
Our strategy for building value for our Unitholders is to seek to acquire or develop high-quality assets and businesses that generate sustainable and increasing cash flows, with the objective of achieving appropriate risk-adjusted returns on our invested capital over the long-term. However, there is no certainty that we will be able to find sufficient investment opportunities and complete transactions that meet our investment criteria. Our investment criteria consider, among other things, the financial, operating, governance and strategic merits of a proposed acquisition including whether we expect it will meet our targeted return hurdle and, as such, there is no certainty that we will be able to continue growing our business by making acquisitions or developing assets at attractive returns. Competition for assets is significant and competition from other well-capitalized investors or companies may significantly increase the purchase price or prevent us from completing an acquisition. We may also decline opportunities that we do not believe meet our investment criteria, which our competition may pursue instead. Further, our growth initiatives may be subject to a number of closing conditions, including, as applicable, third party consents, regulatory approvals (including from competition authorities) and other third-party approvals or actions that are beyond our control. If all or some of our growth initiatives are unable to be completed on the terms agreed, we may need to delay certain acquisitions or abandon them altogether. If returns are lower than anticipated from such initiatives, we also may not be able to achieve growth in our distributions in line with our stated goals and the market value of our Units may decline.
We may not be able to complete all or some of our capital recycling initiatives, which could adversely impact our liquidity to fund future growth.
We occasionally seek to recycle capital to fund future acquisitions and the development and construction of new facilities by selling certain assets. For example, in 2020, we sold (i) a 47 MW portfolio of wind projects in Ireland, (ii) our remaining 32 MW solar project in South Africa, (iii) a 40 MW solar portfolio in Thailand, and (iv) a net 40% equity interest in a 836 MW wind portfolio in the United States held through TerraForm Power. In November 2020, together with our institutional partners, we also entered into a binding agreement to sell a 19 MW portfolio of operating solar projects in Malaysia. We may not be able to complete all or some of our capital recycling initiatives on our desired timelines, at favorable prices or at all, which could result in less liquidity to fund future growth.
Our operations in the future may be different from our current business.
Our operations today include hydroelectric, wind, utility solar and distributed generation power generation as well as biomass power generation, cogeneration and storage businesses in North and South America, Europe and Asia Pacific. We may own interests in other renewable power operations, and we may seek to divest of certain of our existing operations in the future. In addition, pursuant to the Relationship Agreement with Brookfield, Brookfield may (but is not required to) offer us the opportunity to acquire: (i) an integrated utility even if a significant component of such utility’s operations consist of a non-renewable power generation operation or development, such as a power generation operation that uses coal or natural gas, (ii) a portfolio of power operations, even if a significant component of such portfolio’s operations consist of non-renewable power generation, or (iii) renewable power generation operations or developments that comprise part of a broader enterprise. In addition, we believe that our relationship with Brookfield means that we are well positioned to execute on what Brookfield has identified as the multi-decade opportunity to advance decarbonization and assist with the transition of global electricity grids to a more sustainable future. We continue to expect that future renewable power acquisitions identified by Brookfield may be funded with commitments pursuant to Brookfield sponsored funds and that Brookfield Renewable would fund Brookfield’s participation in such funds where renewable power or other energy transition investments are made by such funds. We expect this would be the case even if such energy transition investments differ from conventional investments in operating and development stage renewable power generation that have to date been our focus. In the future, we may invest in such energy transition investments if made by a Brookfield Infrastructure Fund or by Brookfield’s expected Global Transition Fund, and this could be true of other Brookfield Funds as well. Accordingly, the risks associated with our current operations may differ from those associated with our future operations.
The completion of new acquisitions can have the effect of significantly increasing the scale and scope of our operations, including operations in new geographic areas and industry sectors, and the Service Providers may have difficulty managing these additional operations. In addition, acquisitions involve risks to our business.
A key part of our strategy will involve seeking acquisition opportunities upon Brookfield’s recommendation and allocation of opportunities to us. Acquisitions may increase the scale, scope and diversity of our operating businesses. We depend on the diligence and skill of Brookfield’s and our professionals to effectively manage Brookfield Renewable, integrating acquired businesses with our existing operations. These individuals may have difficulty managing additional acquired businesses and may have other responsibilities within Brookfield’s asset management business. If any such acquired businesses are not effectively integrated and managed, our existing business, financial condition and results of operations may be adversely affected.
Future acquisitions will likely involve some or all of the following risks, which could materially and adversely affect our business, financial condition or results of operations: the difficulty of integrating the acquired operations and personnel into our current operations; potential disruption of our current operations; diversion of resources, including Brookfield’s time and attention; the difficulty of managing the growth of a larger organization; the risk of entering markets in which we have little experience; the risk of becoming involved in labor, commercial or regulatory disputes or litigation related to the new enterprise (see Item 4.B “Business Overview — Governmental, Legal and Arbitration Proceedings — Claim Relating to TerraForm Power’s First Wind Acquisition”); risk of environmental or other liabilities associated with the acquired business; and the risk of a change of control resulting from an acquisition triggering rights of third parties or government agencies under contracts with, or authorizations held by the operating business being acquired. While it is our practice to conduct extensive due diligence investigations into businesses being acquired, it is possible that due diligence may fail to uncover all material risks in the business being acquired, or to identify a change of control trigger in a material contract or authorization, or that a contractual counterparty or government agency may take a different view on the interpretation of such a provision to that taken by Brookfield Renewable, thereby resulting in a dispute. The discovery of any material liabilities subsequent to an acquisition, as well as the failure of an acquisition to perform according to expectations, could have an adverse effect on our business, financial condition and results of operations. In addition, if returns are lower than anticipated from new acquisitions, we may not be able to achieve growth in our distributions in line with our stated goals and the market value of our securities may decline.
There are several factors which may affect our ability to develop existing sites, repower existing projects and find new sites suitable for the development of power projects.
Our ability to realize our development growth plans is dependent on our ability to develop existing sites, to repower existing projects that are nearing the end of their useful lives, and to find new sites suitable for development into viable projects. Our ability to maintain a development permit often requires specific development steps to be undertaken. Successful development of renewable power projects is typically dependent on a number of factors, including: the ability to secure or renew our rights to an attractive site on reasonable terms, often following lengthy negotiations and/or competitive bidding processes; accurately measuring resource availability at levels deemed economically attractive for continued project development; the ability to secure new or renewed approvals, licenses and permits; the acceptance of local stakeholders, including in some cases, Indigenous peoples; the ability to secure transmission interconnection access or agreements; the ability to successfully integrate new projects or technologies into existing assets; the ability to acquire suitable labour, equipment and construction services on acceptable terms; the ability to attract construction project financing; and the ability to secure a long-term PPA or other sales contract on reasonable terms. Each of these factors can be critical in determining whether or not a particular development project might ultimately be suitable for construction. Failure to achieve any one of these elements may prevent the development and construction of a project. When this occurs we may lose all of our investment in development expenditures and may be required to write-off project development assets.
Development projects may also require large areas of land on which the new projects are to be constructed and operated. Rights to use land can be obtained through freehold title, leases and other rights of use. Land title systems vary by jurisdiction and in some cases it may not be possible to ascertain definitively who has the legal right to enter into land tenure arrangements with the asset owner or to secure the consent of all land owners. A government, court, regulator, Indigenous group, landowner or other stakeholder may make a decision or take action that adversely affects the development of a project or the demand for its services. For example, a regulator may restrict our access to an asset, or may require us to provide third parties with access. The restriction or curtailment of our rights with respect to an asset by a regulator or otherwise may negatively impact the success of our projects.
Our ability to develop power projects is subject to construction risks and risks associated with the arrangements we enter into with communities and joint venture partners.
Our ability to develop an economically successful project, whether as a greenfield project or by way of a repowering of an existing project, is dependent on, among other things, our ability to construct a particular project on-time and on-budget. The construction and development of generating facilities is subject to environmental, engineering and construction risks that could result in cost-overruns, delays and reduced performance. A number of factors that could cause such delays, cost over-runs or reduced performance include, but are not limited to, changes in local laws or difficulties in obtaining permits, rights of way or approvals, changing engineering and design requirements, construction costs exceeding estimates for various reasons, including inaccurate engineering and planning, failures to properly estimate the cost of raw materials, components, equipment, labor or the inability to timely obtain them, unanticipated problems with project start-up, the performance of contractors, the insolvency of the head contractor, a major subcontractor and/or a key equipment supplier, labor disruptions, inclement weather, defects in design, engineering or construction (including, without limitation, latent defects that do not materialize during an applicable warranty or limitation period) and project modifications. A delay in the projected completion of a project can result in a material increase in total project construction costs through higher capitalized interest charges, additional labor and other expenses, and a resultant delay in the commencement of cash flow. In addition, such unexpected issues may result in increased debt service costs, operations and maintenance expenses and damage payments for late delivery or the failure to meet agreed upon generation levels. This may result in an inability of the project to meet the higher interest and principal repayments arising from the additional debt required. Protracted delays could also result in a given project being in default of other terms of any applicable construction financing arrangements.
In addition, we enter into various types of arrangements with communities and joint venture partners, including in some cases, Indigenous peoples, for the development of projects. In some circumstances, we may be required to notify, consult, or obtain the consent of certain stakeholders, such as Indigenous peoples, landowners, and/or municipalities. In some jurisdictions where we have greenfield power projects, it may be possible to claim Indigenous rights to land and the existence or declaration of Indigenous title may affect the existing or future activities of our projects and impact their business, financial condition and results of operations. In Canada, for example, courts have recognized that Indigenous peoples possess constitutionally protected rights in respect of land used or occupied by their ancestors where treaties have not been concluded to deal with these rights. Certain of these communities and partners may have or may develop interests or objectives which are different from or even in conflict with our objectives. Any such differences could have a negative impact on the success of our projects.
Some of our investments and current operations are structured as joint ventures, partnerships and consortium arrangements, including our interests in Isagen and X-Elio, and we intend to continue to operate in this manner in the future, which may reduce Brookfield’s and our influence over such operating subsidiaries and may subject us to additional obligations.
Some of our investments and current operations are structured as joint ventures, partnerships and consortium arrangements, including our interest in Isagen and our 50:50 joint venture for X-Elio. An integral part of our strategy is to participate with institutional investors in Brookfield-sponsored or co-sponsored consortiums for asset acquisitions and as a partner in or alongside Brookfield-sponsored or co-sponsored partnerships that target acquisitions that suit our profile. These arrangements are driven by the magnitude of capital required to complete acquisitions of generating assets, strategic partnering arrangements to access operating expertise, and other industrywide trends that we believe will continue. Such arrangements involve risks not present where a third party is not involved, including the possibility that partners or co-venturers might become bankrupt or otherwise fail to fund their share of required capital contributions. Additionally, partners or co-venturers might at any time have economic or other business interests or goals different from us and Brookfield.
While our strategy is to structure these arrangements to afford us certain protective rights in relation to operating and financing activities, joint ventures, partnerships and consortium investments may provide for a reduced level of influence over an acquired company because governance rights are shared with others. Accordingly, decisions relating to the underlying operations and financing activities, including decisions relating to management and operations, the investment of capital within the arrangement, and the timing and nature of any exit, will be made by a majority or supermajority vote of the investors or by separate agreements that are reached with respect to individual decisions. For example, although we own a controlling stake in our consortium's interest in Isagen, the arrangements in place with our consortium partners require supermajority approval of the consortium for certain actions with respect to our investment in Isagen and our influence over its business operations. In addition, our ability to continue to exercise control over Isagen depends on Brookfield (including Brookfield Renewable) meeting certain ownership thresholds in the entity entitled to appoint the Isagen board of directors. See Item 4.B “Business Overview-Colombian Business”. As a further example, when we participate with institutional investors in Brookfield-sponsored or co-sponsored consortiums for asset acquisitions and as a partner in or alongside Brookfield-sponsored or co-sponsored partnerships, there is often a finite term to the investment or a date after which partners are granted liquidity rights, which may lead to the investment being sold prior to the date we would otherwise choose. In addition, such operations may be subject to the risk that other investors may make business, financial or management decisions with which we do not agree, or the management of the applicable company may take risks or otherwise act in a manner that does not serve our interests. Because we may have a reduced level of influence over such operations, we may not be able to realize some or all of the benefits that we believe will be created from our and Brookfield’s involvement. If any of the foregoing were to occur, our business, financial condition and results of operations could suffer as a result.

In addition, because some of our transactions and current operations are structured as joint ventures, partnerships or consortium arrangements, including our interest in Isagen, the sale or transfer of interests in some of our operations are or may be subject to rights of first refusal or first offer, tag along rights or drag along rights and some agreements provide for buy-sell or similar arrangements. Such rights may be triggered at a time when we may not want them to be exercised and such rights may inhibit our ability to sell our interest in an entity within our desired time frame or on any other desired basis. In addition, certain of our operations are also subject to pre-emptive or default rights which may lead to the joint venture or third parties compulsorily acquiring assets from the joint venture.
Political instability, changes in government policy, or unfamiliar cultural factors could adversely impact the value of our investments.
We are subject to the risk of geopolitical uncertainties in all jurisdictions in which we operate. We make investments in businesses globally and we can pursue investments in new, non-core markets, which may expose us to additional risks. We may not properly adjust to the local culture and business practices in such markets, and there is the prospect that we may hire personnel or partner with local persons who might not comply with our culture and ethical business practices; either scenario could result in the failure of our initiatives in new markets and lead to financial losses for us and our managed entities. There are risks of political instability in several of the jurisdictions in which we conduct business, including, for example, from factors such as political conflict, tariffs, income inequality, refugee migration, terrorism, the potential break-up of countries or political-economic unions, and political corruption. For example, the recent withdrawal of the U.K. from the E.U. may contribute to global economic uncertainty and could significantly disrupt the free movement of goods, services, and people between the U.K. and the E.U., which could result in increased legal and regulatory complexities, as well as potential higher costs of conducting business in Europe. Similarly, an inability of local and national governments to effectively manage ongoing political disputes, for example in Colombia, Spain or other jurisdictions, could result in local, regional and/or global instability that could adversely impact our business. The materialization of one or more of these risks could negatively affect our financial performance.
A significant portion of our current operations and related assets are subject to foreign laws and regulations, and we may pursue acquisitions in new markets that are subject to foreign laws or regulations that are more onerous or uncertain than the laws and regulations we are currently subject to.
A significant portion of our current operations and related assets are in Brazil, Colombia, Europe and Asia, and we may pursue acquisitions in new foreign markets that are regulated by foreign governments and regulatory authorities and subject to foreign laws. Foreign laws or regulations may not provide for the same type of legal certainty and rights in connection with their contractual relationships in such countries as are afforded to projects in, for example, the United States, which may adversely affect their ability to receive revenues or enforce their rights in connection with their foreign operations. In addition, the laws and regulations of some countries may limit our ability to hold a majority interest in some of the projects that we may develop or acquire, thus limiting our ability to control the development, construction and operation of such projects. Any existing or new operations may be subject to significant political, economic and financial risks, which vary by country, and may include: (i) changes in government policies, including protectionist policies, or personnel; (ii) changes in general economic conditions; (iii) restrictions on currency transfer or convertibility; (iv) changes in labor relations; (v) political instability and civil unrest; (vi) regulatory or other changes in the local electricity market; (vii) less developed or efficient financial markets than in North America; (viii) the absence of uniform accounting, auditing and financial reporting standards, practices and disclosure requirements; (ix) less government supervision and regulation; (x) a less developed legal or regulatory environment; (xi) heightened exposure to corruption risk; (xii) political hostility to investments by foreign investors; (xiii) less publicly available information in respect of companies; (xiv) adversely higher or lower rates of inflation; (xv) higher transaction costs; (xvi) difficulty in enforcing contractual obligations, breach or repudiation of important contractual undertakings by governmental entities and expropriation and confiscation of assets and facilities for less than fair market value; and (xvii) fewer investor protections.
We may acquire distressed companies and these acquisitions may subject us to increased risks, including the incurrence of additional legal or other expenses.
As part of our acquisition strategy, we may acquire distressed companies. This could involve acquisitions of securities of companies in event-driven special situations, such as acquisitions, tender offers, bankruptcies, recapitalizations, spinoffs, corporate and financial restructurings, litigation or other liability impairments, turnarounds, management changes, consolidating industries and other catalyst-oriented situations. Acquisitions of this type involve substantial financial and business risks that can result in substantial or total losses. Among the problems involved in assessing and making acquisitions in troubled issuers is the fact that it frequently may be difficult to obtain information as to the condition of such issuer. If, during the diligence process, we fail to identify issues specific to a company or the environment in which we operate, we may be forced to later write down or write off assets, restructure its operations, or incur impairment or other charges that may result in other reporting losses.
As a consequence of our role as an acquirer of distressed companies, we may be subject to increased risk of incurring additional legal, indemnification or other expenses, even if we are not named in any action. In distressed situations, litigation often follows when disgruntled shareholders, creditors and other parties seek to recover losses from poorly performing investments. The enhanced litigation risk in connection with investments in distressed companies is further elevated by the potential that Brookfield or Brookfield Renewable may have controlling or influential positions in these companies.
We may occasionally make purchases of securities, including the publicly listed securities of other companies, the value of which could decline due to factors beyond our control.
Brookfield may periodically recommend that we make investments in securities, including the publicly traded securities or debt of other companies. For example, in March 2019, as part of the investment in 7% convertible securities of TransAlta Corporation, we, together with our institutional partners, agreed, subject to certain terms and conditions, to increase our ownership of TransAlta common shares to 9%, which share ownership requirement has been satisfied. Investments in securities are particularly subject to market volatility and market disruptions, changes in interest and currency exchange rates, equity prices and other economic and business factors beyond our control. In addition, at the time of any sales and settlements of securities, the price we ultimately realize will depend on demand and liquidity in the market at that time and may be materially lower than their current fair value. While investments in securities are not expected to account for a large portion of Brookfield Renewable's investments generally, a decline in the value of such securities could result in returns that are lower than anticipated or even in the investment being lost completely, which could mean that we are not be able to achieve growth in our distributions in line with our stated goals and the market value of our securities may decline.
We may be subject to the risks commonly associated with a separation of economic interest from control within an organizational structure.
Our ownership and organizational structure is similar to structures whereby one company controls another company which in turn holds controlling interests in other companies; thereby, the company at the top of the chain may control the company at the bottom of the chain even if its effective equity position in the bottom company is less than a controlling interest. Brookfield is the sole shareholder of the Managing General Partner and, as a result of such ownership of the Managing General Partner, Brookfield will be able to control the appointment and removal of the Managing General Partner’s directors and, accordingly, will exercise substantial influence over us. In turn, we often have a majority controlling interest or a significant influence in our investments. Even though Brookfield has an effective economic interest in our business of approximately 48% after giving effect to the secondary offering (but before exercise of the over-allotment), on a fully-exchanged basis (assuming the exchange of all of the outstanding Redeemable/Exchangeable Partnership units and BEPC exchangeable shares), as a result of its ownership of our LP units, the Redeemable/Exchangeable partnership units and BEPC exchangeable shares, over time Brookfield may reduce this economic interest while still maintaining its controlling interest. This could lead to Brookfield using its control rights in a manner that conflicts with the economic interests of our other Unitholders and holders of BEPC exchangeable shares. For example, despite the fact that we have the Conflicts Protocols in place, which, among other things, sets out requirements for the review and approval of transactions between Brookfield Renewable and Brookfield, as well as between BEPC and Brookfield, because Brookfield will be able to exert substantial influence over us, and, in turn, over our investments, there is a greater risk that we make investments on terms that disproportionately benefit Brookfield over Brookfield Renewable and its Unitholders and holders of BEPC exchangeable shares.
Risks Relating to Our Relationship with Brookfield

Brookfield exercises substantial influence over Brookfield Renewable and we are highly dependent on the Service Providers.
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
Our ability to grow through acquisitions depends on Brookfield’s ability to identify and present us with acquisition opportunities. Brookfield established Brookfield Renewable to hold and acquire, directly or indirectly, renewable power generating operations and development projects on a global basis. However, Brookfield’s obligations to us under the Master Services Agreement and the Relationship Agreement are subject to a number of exceptions and Brookfield has no obligation to source acquisition opportunities specifically for us. In addition, Brookfield has not agreed to commit any minimum level of dedicated resources to Brookfield Renewable for the pursuit of renewable power-related acquisitions. There are a number of factors which could materially and adversely impact the extent to which suitable acquisition opportunities are made available by Brookfield, for example:
•it is an integral part of Brookfield’s (and our) strategy to pursue the acquisition or development of renewable power assets through consortium arrangements with institutional investors, strategic partners and/or financial sponsors and to form partnerships (including private funds, joint ventures and similar arrangements) to pursue such acquisitions on a specialized or global basis. Although Brookfield has agreed that it will not enter any such arrangements that are suitable for us without giving us an opportunity to participate in them, there is no minimum level of participation to which we will be entitled;
•the same professionals within Brookfield’s organization that are involved in sourcing and executing acquisitions that are suitable for us are responsible for sourcing and executing opportunities for the vehicles, consortiums and partnerships referred to above, as well as having other responsibilities within Brookfield’s broader asset management business. Limits on the availability of such individuals will likewise result in a limitation on the availability of acquisition opportunities for us;
•Brookfield will only recommend acquisition opportunities that it believes are suitable and appropriate for us. For example, our focus is typically on assets where an operations-oriented approach can be deployed to create value. Accordingly, opportunities where Brookfield cannot play an active role in influencing the underlying assets may not be consistent with our acquisition strategy and, therefore, may not be suitable for us, even though it may be attractive from a purely financial perspective. Legal, regulatory, tax and other commercial considerations will likewise be an important consideration in determining whether an opportunity is suitable and/or appropriate for us and will limit its ability to participate in certain acquisitions; and
•in addition to structural limitations, the question of whether a particular acquisition is suitable and/or appropriate is highly subjective and is dependent on a number of portfolio construction and management factors including our liquidity position at the relevant time, the expected risk return profile of the opportunity, its fit with the balance of its investments and related operations, other opportunities that we may be pursuing or otherwise considering at the relevant time, our interest in preserving capital in order to secure other opportunities and/or to meet other obligations, and other factors. If Brookfield determines that an opportunity is not suitable or appropriate for us, it may still pursue such opportunity on its own behalf or on behalf of a Brookfield-sponsored vehicle, partnership or consortium.
In making determinations about acquisition opportunities and investments, consortium arrangements or partnerships, Brookfield may be influenced by factors that result in a misalignment or conflict of interest and may take the interests of others into account, as well as our own interests. See Item 7.B “Related Party Transactions — Conflicts of Interest and Fiduciary Duties”.
We may pursue acquisition opportunities indirectly through investments in Brookfield-sponsored vehicles, consortiums and partnerships or directly (including by investing alongside such vehicles, consortiums and partnerships). Any references to our acquisitions, investments, assets, expenses, portfolio companies or other terms should be understood to mean such items held, incurred or undertaken directly by us or indirectly by us through our investment in such Brookfield-sponsored vehicles, consortiums and partnerships.
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
Our arrangements with Brookfield do not require Brookfield to maintain any ownership level in BEP, BRELP or BEPC. Accordingly, the Managing General Partner may transfer its general partnership interest to a third party, including in a merger or consolidation or in a transfer of all or substantially all of its assets, without the consent of our Unitholders provided the transferee is an affiliate of the BRELP General Partner. In addition, Brookfield may sell or transfer all or part of its interests in the Service Providers or in the Managing General Partner, in each case, without the approval of our Unitholders. If a new owner were to acquire ownership of the Managing General Partner and to appoint new directors or officers of its own choosing, it would be able to exercise substantial influence over Brookfield Renewable’s policies and procedures and exercise substantial influence over our management and the types of acquisitions that we make. Such changes could result in Brookfield Renewable’s capital being used to make acquisitions in which Brookfield has no involvement or to make acquisitions that are substantially different from those targeted by our current growth strategy. Additionally, we cannot predict with any certainty the effect that any transfer in the ownership of the Managing General Partner would have on the trading price of our Units, the BEPC exchangeable shares or our ability to raise capital or make investments in the future, because such matters would depend to a large extent on the identity of the new owner and the new owner’s intentions with regard to Brookfield Renewable. As a result, our future would be uncertain and Brookfield Renewable’s business, financial condition and results of operations may suffer.

Brookfield is not necessarily required to act in the best interests of the Service Recipients, Brookfield Renewable or our Unitholders.
Our Master Services Agreement and our other arrangements with Brookfield do not impose any duty on the Service Providers to act in the best interest of the Service Recipients, and the Service Providers are not prohibited from engaging in other business activities that compete with the Service Recipients. Additionally, the Managing General Partner, the general partner of BRELP, the Service Providers and their affiliates will have access to material confidential information. Although some of these entities will be subject to confidentiality obligations pursuant to confidentiality agreements or pursuant to implied duties of confidence, none of the Amended and Restated Limited Partnership Agreement of BEP, the Amended and Restated Limited Partnership Agreement of BRELP nor our Master Services Agreement contains general confidentiality provisions. See Item 7.B “Related Party Transactions — Conflicts of Interest and Fiduciary Duties”.
Our Master Services Agreement and our other arrangements with Brookfield do not impose on Brookfield any fiduciary duties to act in the best interests of our Unitholders.
Our Master Services Agreement and our other arrangements with Brookfield do not impose on Brookfield any duty (statutory or otherwise) to act in the best interests of the Service Recipients, nor do they impose other duties that are fiduciary in nature. As a result, the Managing General Partner, a wholly-owned subsidiary of Brookfield Asset Management, in its capacity as our general partner, will have sole authority to enforce the terms of such agreements and to consent to any waiver, modification or amendment of their provisions in accordance with our Conflicts Protocols.
The Bermuda Partnership Acts, under which BEP and BRELP were established, does not impose statutory fiduciary duties on a general partner of a limited partnership in the same manner that corporate statutes, such as the CBCA, impose fiduciary duties on directors of a corporation. In general, under applicable Bermudian legislation, a general partner has certain limited duties to its limited partners, such as the duty to render accounts, account for private profits and not compete with the partnership in business. In addition, Bermuda common law recognizes that a general partner owes a duty of utmost good faith to its limited partners. These duties are, in most respects, similar to duties imposed on a general partner of a limited partnership under U.S. and Canadian law. However, to the extent that the Managing General Partner and BRELP GP LP owe any fiduciary duties to Brookfield Renewable or our Unitholders, these duties have been modified pursuant to the Amended and Restated Limited Partnership Agreement of BEP and the Amended and Restated Limited Partnership Agreement of BRELP as a matter of contract law. We have been advised by Bermuda counsel that such modifications are not prohibited under Bermuda law, subject to typical qualifications as to enforceability of contractual provisions, such as the application of general equitable principles. This is similar to Delaware law which expressly permits modifications to the fiduciary duties owed to partners, other than an implied contractual covenant of good faith and fair dealing.
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
Our organizational and ownership structure, as well as our contractual arrangements with Brookfield, may create significant conflicts of interest that may be resolved in a manner that is not in the best interests of Brookfield Renewable or the best interests of our Unitholders.
Our organizational and ownership structure involves a number of relationships that may give rise to conflicts of interest between BEP and our Unitholders, on the one hand, and Brookfield and BEPC, on the other hand. For example, while the BEPC board generally mirrors the board of the Managing General Partner, BEPC’s board of directors includes an additional non-overlapping board member to assist BEPC with, among other things, resolving any conflicts of interest that may arise from its relationship with BEP. Mr. Carvalho Filho currently serves as the non-overlapping member of BEPC’s board of directors. In certain instances, the interests of Brookfield or BEPC may differ from the interests of BEP and our Unitholders, including with respect to the types of acquisitions made, the timing and amount of distributions by BEP, the reinvestment of returns generated by our operations, the use of leverage when making acquisitions and the appointment of outside advisers and service providers. Further, Brookfield may make decisions, including with respect to tax or other reporting positions, from time to time that may be more beneficial to one type of investor or beneficiary than another, or to Brookfield rather than to BEP and our Unitholders.
In addition, the Service Providers, affiliates of Brookfield, will provide management services to us pursuant to our Master Services Agreement as consideration for an annual Base Management Fee. BEPC will reimburse the partnership for its proportionate share of such fee. BEPC’s proportionate share of the Base Management Fee will be calculated on the basis of BEPC’s business relative to the partnership’s business. BRELP GP LP will also receive incentive distributions based on the amount by which quarterly distributions on the limited partnership units of BRELP exceed specified target levels as set forth in the Amended and Restated Limited Partnership Agreement of BRELP. For a further explanation of the Base Management Fee and incentive distributions, see Item 6.A “Directors and Senior Management — Our Master Services Agreement — Management Fee” and Item 7.B “Related Party Transactions — Incentive Distributions”.
This relationship may give rise to conflicts of interest between us and our Unitholders, on the one hand, and Brookfield, on the other, as Brookfield’s interests may differ from the interests of Brookfield Renewable and our Unitholders. The Managing General Partner, the sole shareholder of which is Brookfield, has sole authority to determine whether we will make distributions, the amount of distributions on our Units and the timing of these distributions. The arrangements we have with Brookfield may create an incentive for Brookfield to take actions which would have the effect of increasing distributions on our LP units and fees payable to it, which may be to the detriment of Brookfield Renewable and our Unitholders. For example, because the Base Management Fee is calculated based on the Total Capitalization Value it may create an incentive for Brookfield to increase or maintain the Total Capitalization Value over the near-term when other actions may be more favorable to us or our Unitholders. Similarly, Brookfield may take actions to increase our distributions on our LP units in order to ensure Brookfield is paid incentive distributions in the near-term when other investments or actions may be more favorable to us or our Unitholders. Also, through Brookfield’s ownership of our LP units and the Redeemable/Exchangeable partnership units, it currently has an effective economic interest in our business of approximately 48%, on a fully-exchanged basis (assuming the exchange of all of the outstanding Redeemable/Exchangeable Partnership units and BEPC exchangeable shares) and therefore may be motivated to increase distributions payable to our LP unitholders and thereby to Brookfield.
We are not entitled to terminate the Master Services Agreement. Only the Managing General Partner may terminate the Master Services Agreement, and it may be unable or unwilling to do so.
We are not entitled to terminate the Master Services Agreement. Only the Managing General Partner may terminate the Master Services Agreement, and it may be unable or unwilling to do so. The Master Services Agreement provides that the Service Recipients may terminate the agreement only if: the Service Providers default in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to the Service Recipients and the default continues unremedied for a period of sixty (60) days after written notice of the breach is given to the Service Providers; the Service Providers engage in any act of fraud, misappropriation of funds or embezzlement against any Service Recipient that results in material harm to Brookfield Renewable; the Service Providers are grossly negligent in the performance of their duties under the agreement and such negligence results in material harm to the Service Recipients; or upon the happening of certain events relating to the bankruptcy or insolvency of the Service Providers. The Master Services Agreement cannot be terminated for any other reason, including if the Service Providers or Brookfield experience a change of control or due solely to the poor performance or under-performance of Brookfield Renewable’s operations or assets, and the agreement continues in perpetuity, until terminated in accordance with its terms. Because the Managing General Partner is an affiliate of Brookfield, it may be unwilling to terminate the Master Services Agreement, even in the case of a default. If the Service Providers’ performance does not meet the expectations of investors, and the Managing General Partner is unable or unwilling to terminate the Master Services Agreement, Brookfield Renewable is not entitled to terminate the agreement and the market price of our Units or the BEPC exchangeable shares could suffer. See Item 7.B “Related Party Transactions — Relationship Agreement” and Item 7.B “Related Party Transactions — Licensing Agreement”.
The liability of the Service Providers is limited under our arrangements with them and BEP and the other Service Recipients have agreed to indemnify the Service Providers against claims that they may face in connection with such arrangements, which may lead them to assume greater risks when making decisions relating to Brookfield Renewable than they otherwise would if acting solely for their own account.
Under the Master Services Agreement, the Service Providers have not assumed any responsibility other than to provide or arrange for the provision of the services described in the Master Services Agreement in good faith and will not be responsible for any action that Brookfield Renewable takes in following or declining to follow their advice or recommendations. The liability of the Service Providers under the Master Services Agreement is limited to the fullest extent permitted by law to conduct involving bad faith, fraud or willful misconduct or, in the case of a criminal matter, action that was known to have been unlawful, except that the Service Providers are also liable for liabilities arising from gross negligence. In addition, BEP and the other Service Recipients have agreed to indemnify the Service Providers to the fullest extent permitted by law from and against any claims, liabilities, losses, damages, costs or expenses incurred by an indemnified person or threatened in connection with our operations, investments and activities or in respect of or arising from the Master Services Agreement or the services provided by the Service Providers, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the conduct in respect of which such persons have liability as described above. These protections may result in the Service Providers tolerating greater risks when making decisions than otherwise would be the case, including when determining whether to use leverage in connection with acquisitions. The indemnification arrangements to which the Service Providers are parties may also give rise to legal claims for indemnification that are adverse to Brookfield Renewable and our Unitholders.
Brookfield and Oaktree operate their respective investment businesses largely independently, and do not expect to coordinate or consult on investment decisions, which may give rise to conflicts of interest and make it more difficult to mitigate certain conflicts of interest.
Brookfield and Oaktree operate their respective investment businesses largely independently pursuant to an information barrier, and Brookfield does not expect to coordinate or consult with Oaktree with respect to investment activities and/or decisions. In addition, neither Brookfield nor Oaktree is expected to be subject to any internal approvals over its investment activities and decisions by any person who would have knowledge and/or decision-making control of the investment decisions of the other. As a result, it is expected that we and our subsidiaries, as well as Brookfield, Brookfield Accounts that we are invested in and their portfolio companies, will engage in activities and have business relationships that give rise to conflicts (and potential conflicts) of interests between them, on the one hand, and Oaktree, Oaktree Accounts and their portfolio companies, on the other hand. These conflicts (and potential conflicts) of interests may include: (i) competing from time to time for the same investment opportunities, (ii) the pursuit by Oaktree Accounts of investment opportunities suitable for us and Brookfield Accounts that we are invested in, without making such opportunities available to us or those Brookfield Accounts, and (iii) the formation or establishment of new Oaktree Accounts that could compete or otherwise conduct their affairs without regard as to whether or not they adversely impact our partnership and/or Brookfield Accounts that we are invested in. Investment teams managing our activities and/or Brookfield Accounts that we are invested in are not expected to be aware of, and will not have the ability to manage, such conflicts.

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
Although information barriers were implemented to address the potential conflicts of interests and regulatory, legal and contractual requirements of our partnership, Brookfield and Oaktree may decide, at any time and without notice to us or our Unitholders, to remove or modify the information barrier between Brookfield and Oaktree. In addition, there may be breaches (including inadvertent breaches) of the information barriers and related internal controls by Brookfield and/or Oaktree.
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
Risks Relating to Our Units
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
We may need additional funds in the future and Brookfield Renewable may issue additional LP units, Preferred Units or securities exchangeable into LP units (including BEPC exchangeable shares) in lieu of incurring indebtedness, which may dilute existing holders of our LP units, or BEP may issue securities that have rights and privileges that are more favorable than the rights and privileges accorded to our Unitholders.
Under the Amended and Restated Limited Partnership Agreement of BEP, BEP may issue additional partnership securities, including LP units, Preferred Units, securities exchangeable into LP units (including BEPC exchangeable shares) and options, rights, warrants and appreciation rights relating to partnership securities for any purpose and for such consideration and on such terms and conditions as the Managing General Partner may determine. The Managing General Partner’s board of directors will be able to determine the class, designations, preferences, rights, powers and duties of any additional partnership securities, including any rights to share in BEP’s profits, losses and distributions, any rights to receive partnership assets upon a dissolution or liquidation of BEP and any redemption, conversion and exchange rights. The Managing General Partner may use such authority to issue additional LP units, Preferred Units, or securities exchangeable into LP units, which could dilute holders of our LP units, or to issue securities with rights and privileges that are more favorable than those of our LP units or Preferred Units. The sale or issuance of LP units, Preferred Units or securities exchangeable into LP units, or the perception of such sales, issuances or exchanges, could depress the trading price of the LP units or Preferred Units and impair our ability to raise capital through the sale of additional LP units or Preferred Units. There are approximately 172,201,866 BEPC exchangeable shares outstanding, each of which may be exchanged for our LP units in accordance with their terms. We cannot predict the effect that future sales or issuances of LP units, Preferred Units or securities exchangeable into LP units, or the perception of such sales, issuances or exchanges, would have on the market price of the LP units or Preferred Units. Holders of Units do not have any pre-emptive right or any right to consent to or otherwise approve the issuance of any such securities or the terms on which any such securities may be issued.
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
The Amended and Restated Limited Partnership Agreement of BEP provides that the federal district courts of the United States are the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. This choice of forum provision could limit our Unitholders’ ability to obtain a favorable judicial forum for disputes with directors, officers or employees.

The Amended and Restated Limited Partnership Agreement of BEP provides that, unless BEP consents in writing to the selection of an alternative forum, the federal district courts of the United States shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. In the absence of these provisions, under the Securities Act, U.S. federal and state courts have been found to have concurrent jurisdiction over suits brought to enforce duties or liabilities created by the Securities Act. This choice of forum provision will not apply to suits brought to enforce duties or liabilities created by the Exchange Act, which already provides that such federal district courts have exclusive jurisdictions over such suits. Additionally, investors cannot waive BEP’s compliance with federal securities laws of the United States and the rules and regulations thereunder.
The choice of forum provision contained in the Amended and Restated Limited Partnership Agreement may limit a Unitholder’s ability to bring a claim in a judicial forum that it finds favorable for disputes with BEP or its directors, officers or other employees, which may discourage such lawsuits against BEP and its directors, officers and other employees. However, the enforceability of similar choice of forum provisions in other companies’ governing documents has been challenged in recent legal proceedings, and it is possible that a court in the relevant jurisdictions with respect to BEP could find the choice of forum provision contained in the Amended and Restated Limited Partnership Agreement of BEP to be inapplicable or unenforceable. While the Delaware Supreme Court ruled in March 2020 that U.S. federal forum selection provisions purporting to require claims under the Securities Act be brought in a U.S. federal court are “facially valid” under Delaware law, there can be no assurance that the courts in Canada and Bermuda, and other courts within the United States, will reach a similar determination regarding the choice of forum provision contained in the Amended and Restated Limited Partnership Agreement of BEP. If the relevant court were to find the choice of forum provision contained in the Amended and Restated Limited Partnership Agreement of BEP to be inapplicable or unenforceable in an action, BEP may incur additional costs associated with resolving such action in other jurisdictions, which could materially adversely affect its business, financial condition and operating results.
The market price of our Units may be volatile.
The market price of our Units (and any securities exchangeable into our LP units, such as the BEPC exchangeable shares) may be highly volatile and could be subject to wide fluctuations. Some of the factors that could negatively affect the price of our Units include: general market and economic conditions, including disruptions, downgrades, credit events and perceived problems in the credit markets; actual or anticipated variations in our quarterly operating results or distributions on our LP units; changes in our investments or asset composition; write-downs or perceived credit or liquidity issues affecting our assets; market perception of BEP, our business and our assets; our level of indebtedness and/or adverse market reaction to any indebtedness we incur in the future; our ability to raise capital on favorable terms or at all; sales of LP units, Preferred Units or securities exchangeable for LP units (including BEPC exchangeable shares); loss of any major funding source; the termination of our Master Services Agreement or additions or departures of our or Brookfield’s key personnel; changes in market valuations of similar renewable power companies or renewable power markets generally; speculation in the press or investment community regarding us or Brookfield; and changes in U.S. tax laws that make it impractical or impossible to continue to be taxable as a partnership for U.S. federal income tax purposes.
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
We rely on BRELP and, indirectly, the Holding Entities, BEPC and the Operating Entities to provide us with the funds necessary to pay distributions and meet our financial obligations.
BEP’s sole direct investment is its limited partnership interest and preferred limited partnership interest in BRELP, which owns all of the common shares or equity interests, as applicable, of the Holding Entities and indirectly owns the class B shares and class C shares of BEPC, in each case, through which we hold all of our interests in the Operating Entities. We have no independent means of generating revenue. As a result, we depend on distributions and other payments from BRELP and, indirectly, the Holding Entities, BEPC and the Operating Entities to provide us with the funds necessary to pay distributions on our Units and to meet our financial obligations. BRELP, the Holding Entities, BEPC and the Operating Entities are legally distinct from BEP and they will generally be required to service their debt obligations, and in the case of BEPC dividend obligations to holders of BEPC exchangeable shares, before making distributions to us or their parent entity, as applicable, thereby reducing the amount of our cash flow available to pay distributions on our Units, fund working capital and satisfy other needs. Any other entities through which we may conduct operations in the future will also be legally distinct from BEP and may be restricted in their ability to pay dividends and distributions or otherwise make funds available to us under certain conditions.
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
Risks Relating to Taxation
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
In general, an LP unitholder that is subject to income tax in Canada or the U.S. or a Preferred Unitholder that is subject to income tax in Canada, must include in income its allocable share of BEP’s items of income, gain, loss, and deduction (including, so long as it is treated as a partnership for tax purposes, BEP’s allocable share of those items of BRELP) for each of BEP’s fiscal years ending with or within such Unitholder’s tax year. See Item 10.E “Taxation — Certain Material Canadian Federal Income Tax Considerations” and “Taxation — Certain Material U.S. Federal Income Tax Considerations”. However, the cash distributed to a Unitholder may not be sufficient to pay the full amount of such Unitholder’s tax liability in respect of its investment in BEP, because each Unitholder’s tax liability depends on such holder’s particular tax situation. If BEP is unable to distribute cash in amounts that are sufficient to fund our Unitholders’ tax liabilities, each of our Unitholders will still be required to pay income taxes on its share of BEP’s taxable income.
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
The value of LP units to LP unitholders will depend in part on the treatment of BEP and BRELP as partnerships for U.S. federal income tax purposes. However, in order for BEP to be treated as a partnership for U.S. federal income tax purposes, under present law, 90% or more of BEP’s gross income for every taxable year must consist of qualifying income, as defined in Section 7704 of the U.S. Internal Revenue Code, and the partnership must not be required to register, if it were a U.S. corporation, as an investment company under the Investment Company Act and related rules. Although the Managing General Partner intends to manage BEP’s affairs so that BEP will not need to be registered as an investment company if it were a U.S. corporation and so that it will meet the 90% test described above in each taxable year, there can be no assurance that BEP will meet these requirements, or current law may change so as to cause, in either event, BEP to be treated as a corporation for U.S. federal income tax purposes. If BEP (or BRELP) were treated as a corporation for U.S. federal income tax purposes, adverse tax consequences could result for LP unitholders and BEP (or BRELP, as applicable), as described in greater detail in Item 10.E “Taxation — Certain Material U.S. Federal Income Tax Considerations — Partnership Status of BEP and BRELP”.
BEP may be subject to U.S. backup withholding tax or other U.S. withholding taxes if any LP unitholder fails to comply with U.S. tax reporting rules or if the IRS or other applicable state or local taxing authority does not accept our withholding methodology, and such excess withholding tax cost will be an expense borne by BEP and, therefore, by all of our LP unitholders on a pro rata basis.
BEP may become subject to U.S. backup withholding tax or other U.S. withholding taxes with respect to any LP unitholder who fails to timely provide BEP (or the applicable intermediary) with an IRS Form W-9 or IRS Form W-8, as the case may be, or if the withholding methodology we use is not accepted by the IRS or other applicable state or local taxing authority. See Item 10.E “Taxation — Certain Material U.S. Federal Income Tax Considerations — Administrative Matters — Withholding and Backup Withholding”. To the extent that any LP unitholder fails to timely provide the applicable form (or such form is not properly completed), or should the IRS or other applicable state or local taxing authority not accept our withholding methodology, BEP might treat such U.S. backup withholding taxes or other U.S. withholding taxes as an expense, which would be borne indirectly by all LP unitholders on a pro rata basis. As a result, LP unitholders that fully comply with their U.S. tax reporting obligations may bear a share of such burden created by other LP unitholders that do not comply with the U.S. tax reporting rules.
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

The Managing General Partner and the BRELP General Partner intend to use commercially reasonable efforts to structure the activities of BEP and BRELP, respectively, to avoid generating income treated as effectively connected with a U.S. trade or business, including effectively connected income attributable to the sale of a “United States real property interest”, as defined in the U.S. Internal Revenue Code. If, contrary to the Managing General Partner’s expectations, BEP is considered to be engaged in a U.S. trade or business or realizes gain from the sale or other disposition of a U.S. real property interest, non-U.S. Unitholders generally would be required to file U.S. federal income tax returns and could be subject to U.S. federal withholding tax at the highest marginal U.S. federal income tax rates applicable to ordinary income. If, contrary to expectation, BEP were engaged in a U.S. trade or business, then gain or loss from the sale of LP units by a Non-U.S. Holder would be treated as effectively connected with such trade or business to the extent that such Non-U.S. Holder would have had effectively connected gain or loss had BEP sold all of its assets at their fair market value as of the date of such sale. In such case, any such effectively connected gain generally would be taxable at the regular graduated rates, and the amount realized from such sale generally would be subject to a 10% U.S. federal withholding tax. Under Treasury Regulations, the 10% U.S. federal withholding tax generally does not apply to transfers of interests in publicly traded partnerships before January 1, 2022. Each Non-U.S. Holder should consult an independent tax adviser to determine the U.S. federal income tax consequences with respect to an investment in LP units.
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
U.S. Holders may face adverse U.S. tax consequences arising from the ownership of a direct or indirect interest in a PFIC. Based on the organizational structure of BEP, as well as BEP’s expected income and assets, the Managing General Partner and the BRELP General Partner currently believe that a U.S. Holder is unlikely to be regarded as owning an interest in a PFIC solely by reason of owning LP units during the taxable year ending December 31, 2020. However, there can be no assurance that an existing BEP entity or a future entity in which BEP acquires an interest will not be classified as a PFIC with respect to a U.S. Holder, because PFIC status is a factual determination that depends on the assets and income of a given entity and must be made on an annual basis. In general, gain realized by a U.S. Holder from the sale of stock of a PFIC is subject to tax at ordinary income rates, and an interest charge generally applies. Alternatively, a U.S. Holder that makes certain elections with respect to a direct or indirect interest in a PFIC may be required to recognize taxable income prior to the receipt of cash relating to such income. The adverse consequences of owning an interest in a PFIC, as well as certain tax elections for mitigating these adverse consequences, are described in greater detail in Item 10.E “Taxation — Certain Material U.S. Federal Income Tax Considerations — Consequences to U.S. Holders — Passive Foreign Investment Companies”. Each U.S. Holder should consult an independent tax adviser regarding the implication of the PFIC rules for an investment in LP units.
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
BEP has agreed to use commercially reasonable efforts to provide U.S. tax information (including IRS Schedule K-1 information needed to determine an LP unitholder’s allocable share of BEP’s income, gain, losses and deductions) no later than 90 days after the close of each calendar year. However, providing this U.S. tax information to LP unitholders will be subject to delay in the event of, among other reasons, the late receipt of any necessary tax information from lower-tier entities. It is therefore possible that, in any taxable year, an LP unitholder will need to apply for an extension of time to file such LP unitholder’s tax returns. See Item 10.E “Taxation — Certain Material U.S. Federal Income Tax Considerations — Administrative Matters — Information Returns and Audit Procedures”.
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
Under FATCA, a 30% withholding tax may apply to certain payments of U.S.-source income made to BEP, BRELP, the Holding Entities, or the Operating Entities, or by BEP to an LP unitholder under certain circumstances, unless certain requirements are met, as described in greater detail in Item 10.E “Taxation – Certain Material U.S. Federal Income Tax Considerations – Administrative Matters – Foreign Account Tax Compliance”. To ensure compliance with FATCA, information regarding certain LP unitholders’ ownership of our LP units may be reported to the U.S. Internal Revenue Service or to a non-U.S. governmental authority. Each of our LP unitholders should consult an independent tax adviser regarding the consequences under FATCA of an investment in LP units.

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
Any capital gain arising from the disposition or deemed disposition of our Units by a Non-Resident Unitholder will be subject to taxation in Canada, if, at the time of the disposition or deemed disposition, our Units are “taxable Canadian property” of the Non-Resident Unitholder, unless our Units are “treaty-protected property” to such Non-Resident Unitholder. In general, our Units will not constitute “taxable Canadian property” of any Non-Resident Unitholder at the time of disposition or deemed disposition, unless (a) at any time during the 60-month period immediately preceding the disposition or deemed disposition, more than 50% of the fair market value of our Units was derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves “taxable Canadian property”), from one or any combination of: (i) real or immovable property situated in Canada; (ii) “Canadian resource properties” (as defined in the Tax Act); (iii) “timber resource properties” (as defined in the Tax Act); and (iv) options in respect of, or interests in, or for civil law rights in, such property, whether or not such property exists, or (b) our Units are otherwise deemed to be “taxable Canadian property”. Since BEP’s assets will consist principally of units of BRELP, our Units would generally be “taxable Canadian property” at a particular time if the units of BRELP held by BEP derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves “taxable Canadian property”), more than 50% of their fair market value from properties described in (i) to (iv) above, at any time in the 60-month period preceding the particular time. The Managing General Partner and the BRELP General Partner do  not expect our Units to be “taxable Canadian property” of any Non-Resident Unitholder at any time but no assurance can be given in this regard. See Item 10.E “Taxation – Certain Material Canadian Federal Income Tax Considerations”. Even if our Units constitute “taxable Canadian property”, our Units will be “treaty-protected property” if the gain on the disposition of our Units is exempt from tax under the Tax Act under the terms of an applicable income tax treaty or convention. If our Units constitute “taxable Canadian property”, Non-Resident Unitholders will be required to file a Canadian federal income tax return in respect of a disposition of our Units unless the disposition is an “excluded disposition” (as discussed above). If our Units constitute “taxable Canadian property”, Non-Resident Unitholders should consult their own tax advisors with respect to the requirement to file a Canadian federal income tax return in respect of a disposition of our Units.
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
General Risk Factors
Government policies providing incentives for renewable energy could change at any time.
Development of new renewable energy sources and the overall growth of the renewable energy industry has generally been supported by state or provincial, national, supranational and international policies. Some of our projects benefit from such incentives. The attractiveness of renewable energy to purchasers of renewable assets, as well as the economic return available to project sponsors, is often enhanced by such incentives. Particularly in light of political changes in certain jurisdictions, there is a risk that regulations that provide incentives for renewable energy could change or expire in a manner that adversely impacts the market for renewables generally. Any political changes in the jurisdictions in which we operate may impact the competitiveness of renewable energy generally and the economic value of certain of our projects in particular.
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
We cannot assure you that any credit rating assigned to Brookfield Renewable or any of our operating subsidiaries or their debt securities will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency. A lowering or withdrawal of such ratings may have an adverse effect on our financial position and ability to raise capital.

We are not, and do not intend to become, regulated as an investment company under the Investment Company Act of 1940, or the Investment Company Act (and similar legislation in other jurisdictions) and, if we were deemed an “investment company” under the Investment Company Act, applicable restrictions could make it impractical for us to operate as contemplated.
The Investment Company Act (and similar legislation in other jurisdictions) provides certain protections to investors and imposes certain restrictions on companies that are required to be regulated as investment companies. Among other things, such rules limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities and impose certain governance requirements. We have not been and do not intend to become regulated as an investment company and we intend to conduct our activities so we will not be deemed to be an investment company under the Investment Company Act (and similar legislation in other jurisdictions). In order to ensure that we are not deemed to be an investment company, we may be required to materially restrict or limit the scope of our operations or plans. We will be limited in the types of acquisitions that we may make, and we may need to modify our organizational structure or dispose of assets which we would not otherwise dispose of. Moreover, if anything were to happen which would cause us to be deemed an investment company under the Investment Company Act, it would be impractical for us to operate as contemplated. Agreements and arrangements between and among Brookfield Renewable and Brookfield would be impaired, the type and number of acquisitions that we would be able to make as a principal would be limited and our business, financial condition and results of operations would be adversely affected. Accordingly, we would be required to take extraordinary steps to address the situation, such as the amendment or termination of the Master Services Agreement, the restructuring of Brookfield Renewable and our operating subsidiaries, the amendment of our governing documents or the dissolution of BEP, any of which could materially adversely affect the value of our LP units.
Our failure to maintain effective internal controls could have a material adverse effect on our business and the price of our Units.
As a public company, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), and stock exchange rules promulgated in response to the Sarbanes-Oxley Act. A number of our current operating subsidiaries are and potential future acquisitions will be private companies and their systems of internal controls over financial reporting may be less developed as compared to public company requirements. Any failure to maintain adequate internal controls over financial reporting or to implement required, new or improved controls, or difficulties encountered in their implementation, could cause material weaknesses or significant deficiencies in our internal controls over financial reporting and could result in errors or misstatements in our consolidated financial statements that could be material. If we or our independent registered public accounting firm were to conclude that our internal controls over financial reporting were not effective, investors could lose confidence in our reported financial information and the price of our Units could decline. Our failure to achieve and maintain effective internal controls could have a material adverse effect on our business, our ability to access capital markets and investors’ perception of Brookfield Renewable. In addition, material weaknesses in our internal controls could require significant expense and management time to remediate.
Uncertainty regarding LIBOR may adversely affect the interest we pay under certain of our indebtedness
In July 2017, the Financial Conduct Authority in the United Kingdom announced that it would cease to compel banks to participate in LIBOR after 2021. LIBOR is widely used as a benchmark rate around the world for derivative financial instruments, bonds, and other floating-rate instruments. This change to the administration of LIBOR, and any other reforms to benchmark interest rates, could create risks and challenges for us, the entities that we manage, and our portfolio companies. For example, the gradual elimination of LIBOR rates may have an impact on over-the-counter derivative transactions including potential contract repricing. In addition, the discontinuance of, or changes to, benchmark interest rates may require adjustments to agreements to which we and other market participants are parties, as well as to related systems and processes. This may result in market uncertainty until a new benchmark rate is established and potentially increased costs under such agreements. As of the date of this Form 20-F, it is expected that Secured Overnight Financing Rate will replace U.S. dollar LIBOR, Sterling Overnight Index Average will replace British pounds sterling LIBOR, and the Euro Short-term Rate will replace EURIBOR. These are expected to become effective prior to December 31, 2021. As at December 31, 2020, none of Brookfield Renewable’s floating rate borrowings have been adversely impacted by these reforms.

ITEM 4.    INFORMATION ON THE COMPANY
4.A    HISTORY AND DEVELOPMENT OF THE COMPANY
Overview
Brookfield Renewable owns one of the world’s largest, publicly traded, pure-play renewable power portfolios.  Brookfield Renewable invests in renewable assets directly, as well as with institutional partners, joint venture partners and in other arrangements.  Our global portfolio of assets has approximately 19,000 MW of installed capacity and an approximate 23,000 MW development pipeline, diversified by region and technology.
Our objective is to pay distributions that are sustainable on a long-term basis while retaining sufficient liquidity for recurring growth capital expenditures and general purposes. This is the basis for our long-term target payout ratio of approximately 70% of Funds From Operations.  We also target an annual distribution growth rate of 5% to 9% that is forecast to be fully funded by operating levers embedded in the portfolio today. These operating levers include the potential commercialization of our approximate 23,000 MW development pipeline at premium returns, margin expansion through revenue growth and cost reduction initiatives, and through inflation escalations in our contracts.
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
We anticipate that our organic growth initiatives can support an attractive distribution and growth target, which will be meaningfully enhanced by our acquisition strategy. Approximately 84% of our 2021 proportionate generation is contracted with a weighted-average remaining duration of 14 years (on a proportionate basis) with creditworthy counterparties, including Brookfield.
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
Investors can access our portfolio through either an investment in our LP units or in BEPC exchangeable shares. Our LP units are listed on the TSX under the symbol “BEP.UN” and on the NYSE under the symbol “BEP”. The BEPC exchangeable shares are listed on the TSX and on the NYSE under the symbol “BEPC”. See “-Recent Developments-Brookfield Renewable Corporation” below.
History and Development of Our Business
BEP is a Bermuda exempted limited partnership that was established on June 27, 2011 under the provisions of the Bermuda Partnership Acts. Our registered and head office is located at 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda, our website is https://bep.brookfield.com and our telephone number is +441-294-3304. BEP was established to serve as the primary vehicle through which Brookfield acquires renewable power assets on a global basis, subject to certain exceptions. As of the date of this Form 20-F, Brookfield has an effective economic interest in our business of approximately 48%, on a fully-exchanged basis (assuming the exchange of all of the outstanding Redeemable/Exchangeable partnership units and BEPC exchangeable shares).
We are subject to the informational requirements of the Exchange Act. In accordance with these requirements, we file reports and other information as a foreign private issuer with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements and other information relating to our partnership. The site is located at http://www.sec.gov. Similar information can also be found on our website at http://bep.brookfield.com/. Copies of documents that have been filed with the Canadian securities authorities can be obtained at www.sedar.com. The information found on, or accessible through our website does not form part of this annual report on Form 20-F. See also Item 10.H “Documents on Display”.

Recent Developments
The following is a summary of the material developments since January 1, 2020 that may affect our business in the future.
Brookfield Renewable Corporation
In July 2020, we completed the previously announced special distribution to our existing LP unitholders of BEPC exchangeable shares (the “special distribution”). Each BEPC exchangeable share is structured with the intention of providing an economic return equivalent to one LP unit, including identical dividends on a per share basis to the distributions paid on each LP unit. Each BEPC exchangeable share is exchangeable at the option of the holder for one LP unit (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of BEPC). The partnership may elect to satisfy its exchange obligation by acquiring such tendered BEPC exchangeable shares for an equivalent number of LP units (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of the partnership). BEPC and the partnership currently intend to satisfy any exchange requests on the BEPC exchangeable shares through the delivery of LP units rather than cash. The share capital of BEPC is comprised of BEPC exchangeable shares, class B multiple voting shares (“class B shares”) and class C non-voting shares (“class C shares”).
The BEPC exchangeable shares and class B shares control 25% and 75%, respectively, of the aggregate voting rights of the shares of BEPC. As of the date of this Form 20-F, Brookfield holds approximately 26% of the BEPC exchangeable shares and the partnership owns all of BEPC's class B shares and class C shares. Through their ownership of BEPC exchangeable shares and BEPC’s class B shares, Brookfield and the partnership collectively hold an approximate 81.5% voting interest in BEPC.
The BEPC exchangeable shares commenced trading on the TSX and NYSE on July 30, 2020.
Senior Management Appointments
In October 2020, Brookfield Renewable announced certain senior management appointments, including the appointment of Connor Teskey as Chief Executive Officer. Mr. Teskey previously served as Brookfield Renewable's Chief Investment Officer, where he was instrumental in developing and implementing our business’ growth strategy. Mr. Teskey succeeds Sachin Shah, who was named Chief Investment Officer for Brookfield Asset Management. Mr. Shah has also been named a Vice Chair of Brookfield Renewable and, in February 2021, was appointed as a director of the Managing General Partner and of BEPC. In addition, Mark Carney, who recently joined Brookfield as Vice Chair and Global Head of ESG and Impact Investing, has been named a Vice Chair of Brookfield Renewable.
Construction and Development
In the first quarter of 2020, we achieved commercial operation of our approximately €11 million ($12 million), 8 MW Knockawarriga 2 wind facility in Ireland.
In the fourth quarter of 2020, we achieved commercial operation of our approximately $20 million, 20 MW battery storage project at our Millinocket hydro facility in the United States.
In 2020, we achieved commercial operation of our approximately CNY459 million ($65 million), 128 MW of distributed generation rooftop solar projects in China as part of our joint venture with GLP.
We continue to advance construction of:
•our approximately CNY216 million ($31 million), 60 MW of distributed generation rooftop solar projects in China as part of our joint venture with GLP with commercial operation expected in 2021.
•our approximately R$260 million ($53 million), 30 MW Foz do Estrella hydro project in Brazil with commercial operation expected in 2021.
•our approximately $33 million, 66 MW Bear Swamp pumped storage unit upgrade in the United States with commercial operation expected in 2022.
•our approximately R$933 million ($187 million), 278 MW Alex solar PV facility in Brazil with commercial operation expected in 2021.

•our approximately R$520 million ($97 million), 210 MW Aratinga solar PV facility in Brazil with commercial operation expected in 2022.
•our approximately R$2,981 million ($583 million), 1,200 MW Janaúba solar PV facility in Brazil with commercial operation expected in 2023.
•our approximately $161 million, 160 MW New York repowering project in the United States, with commercial operation expected in 2021.
•our approximately $128 million, 80 MW Mulqueeney wind facility in the United States, with commercial operation expected in 2022.
•our approximately COP146,000 million ($44 million), 20 MW Guajira 1 wind facility in Colombia with commercial operation expected in 2022.
•our approximately £61 million ($77 million), 62 MW Kennoxhead phase 1 wind facility in Scotland with commercial operation expected in 2022.
•our approximately $93 million, 57 MW Alta Mesa and Mesa wind repowering projects in the United States with commercial operation expected in 2022.
•our approximately €43 million ($49 million), 29 MW Lisheen 3 wind facility in Ireland with commercial operation expected in 2022.
Additionally, during 2020, X-Elio achieved commercial operation of approximately 302 MW of solar PV facilities and continues to advance construction of an additional 504 MW of solar PV projects, with commercial operation for such projects expected in 2021. Brookfield Renewable has an approximate 12.5% interest in X-Elio.
Acquisitions and Dispositions
In February 2020, we, together with our institutional partners, acquired a portfolio of solar projects under construction in Brazil with a capacity of 428 MW for R$319 million (R$80 million net to Brookfield Renewable). Brookfield Renewable has an approximate 25% interest.
In February 2020, TerraForm Power completed the acquisition of a 100 MW portfolio of concentrated solar power (CSP) assets in Spain for consideration of approximately €100 million. This portfolio is comprised of two 49.9 MW CSP plants, each with nine hours of storage capacity and is located in Spain proximate to certain of TerraForm Power’s existing CSP assets.
In March 2020, we, together with our institutional partners, completed the disposition of our 40 MW solar portfolio in Thailand for total consideration of approximately $85 million ($26 million net to the partnership).
In March 2020, we, together with our institutional partners, acquired a 47 MW solar portfolio in India for total consideration of $24 million ($6 million net to Brookfield Renewable). Brookfield Renewable has an approximate 25% interest.
In July 2020, Brookfield Renewable acquired all of the outstanding shares of Class A common stock (“TERP Shares”) of TerraForm Power, other than the approximately 62% of TERP Shares owned by Brookfield Renewable and its affiliates (the “TERP Acquisition”). Each TERP Share (other than TERP Shares owned by Brookfield Renewable and its affiliates) was acquired for either 0.47625 of a BEPC exchangeable share or 0.47625 of an LP unit, at the election of holders of TERP Shares. Upon closing of the TERP Acquisition, the partnership acquired an aggregate of 8,471,328 TERP Shares in exchange for the issuance by BEP of 4,034,469 LP units to such holders of TERP Shares and BEPC acquired an aggregate of 77,764,286 TERP Shares in exchange for the issuance by BEPC of an aggregate of 37,035,241 BEPC exchangeable shares to such holders of TERP Shares. In addition, each outstanding restricted stock award issued under TerraForm Power’s 2018 Amended and Restated Long-Term Incentive Plan was converted into an award of the same type with respect to a number of BEPC exchangeable shares determined by multiplying the number of TERP Shares subject to each outstanding TerraForm Power restricted stock unit award by 0.47625. Following completion of the TERP Acquisition, TerraForm Power is owned as to 47% by Brookfield and as to 53% by Brookfield Renewable (including through its ownership of BEPC), and BEP has an indirect 67% economic interest. Concurrent with closing of the TERP Acquisition (i) an indirect subsidiary of Brookfield entered into a voting agreement with BEPC, giving BEPC certain voting rights over the TERP Shares owned by Brookfield, and (ii) BEP and BRELP entered into a voting agreement with BEPC, giving BEPC certain voting rights over the TERP Shares controlled by the partnership. As a result, BEPC (and therefore BEP) controls TerraForm Power.
In September 2020, we, together with our institutional partners, completed the sale of our remaining 32 MW solar project in South Africa for total proceeds of $23 million ($7 million net to the partnership).
In October 2020, TerraForm Power completed the sale of a gross 49.9% equity interest in a 836 MW wind portfolio in the United States for total proceeds of approximately $315 million (approximately $169 million net to Brookfield Renewable). TerraForm Power sold a 40% interest in the portfolio alongside a minority investor who sold their entire 9.9% interest.
In October 2020, we, together with our institutional partners, completed the buy out of the lease on our 192 MW Catalyst hydroelectric facility in Louisiana for $560 million ($420 million net to Brookfield Renewable). The full exercise price of the lease buy-out was financed through the issuance of debt securities that are secured against the facility and are non-recourse to BEP and BEPC.
In October 2020, we, together with our institutional partners, funded the C$400 million second tranche of our C$750 million (C$188 million net to Brookfield Renewable) investment in 7% convertible securities of TransAlta Corporation. The C$350 million first tranche of the investment was funded at the initial closing in May 2019. The convertible securities include the option to convert into up to a 49% interest in TransAlta’s 813 MW portfolio of high quality hydroelectric assets in Alberta commencing in 2025, based on a valuation multiple equal to 13 times the average annual EBITDA of the portfolio over the three years prior to conversion. As part of the investment, we also agreed, together with our institutional partners, subject to certain terms and conditions, to increase our ownership of TransAlta common shares to 9%, which share ownership requirement has been satisfied. Brookfield Renewable holds a 25% interest in the TransAlta investment.
In November 2020, we, together with our institutional partners, completed the sale of a 47 MW portfolio of wind projects in Ireland for total proceeds of $140 million ($55 million net to the Brookfield Renewable).
In November 2020, we, together with our institutional partners, completed the acquisition of a 1,200 MW advanced solar development project in Brazil for approximately $50 million (approximately $12.5 million net to Brookfield Renewable). Brookfield Renewable holds a 25% interest. The project is targeted for completion in early 2023.
In November 2020, Brookfield Renewable, together with its institutional partners, entered into a binding agreement to dispose of a 19 MW portfolio of operating solar projects in Malaysia. The transaction is subject to customary closing conditions and is expected to close in the first half of 2021.
In November 2020, Brookfield Renewable, together with its institutional partners, acquired a portfolio of loans from one of the largest non-bank financial companies in India for approximately $200 million (approximately $50 million net to Brookfield Renewable). Brookfield Renewable holds a 25% interest.
In December 2020, Brookfield Renewable, together with its institutional partners, entered into binding agreements to acquire a distributed generation development platform comprising 360 megawatts of operating distributed solar across nearly 600 sites throughout the United States with an additional over 700 megawatts under development for approximately $810 million (approximately $203 million net to Brookfield Renewable), subject to certain working capital and other closing adjustments. The transaction is subject to customary closing conditions and is expected to close in the first quarter of 2021. Brookfield Renewable is expected to hold a 25% interest.
In December 2020, Brookfield Renewable, together with its institutional partners, entered into a binding agreement to acquire an 845 MW portfolio of wind projects in the State of Oregon for approximately $700 million (approximately $175 million net to Brookfield Renewable). The transaction is subject to customary closing conditions and is expected to close in the first half of 2021. Brookfield Renewable is expected to hold a 25% interest.
In January 2021, Brookfield Renewable, through its subsidiary Isagen, entered into binding agreements to invest COP 153 billion ($41 million) to acquire a 38 MW portfolio of solar development projects in Colombia, with the portfolio expected to achieve commercial operation in the first quarter of 2022. The transaction is expected to close in the first quarter of 2022, subject to customary closing conditions. The Brookfield Renewable consortium’s current interest in Isagen is over 99% with our share being approximately 24%.
In January 2021, Brookfield Renewable, through its subsidiary Isagen, entered into binding agreements to invest COP 411 billion ($111 million) to acquire a 40 MW hydroelectric portfolio in Colombia. The transaction is expected to close in the first quarter of 2021, subject to customary closing conditions. The Brookfield Renewable consortium’s current interest in Isagen is over 99% with our share being approximately 24%.
In February 2021, Brookfield Renewable, together with its institutional partners, closed its purchase of a 23% interest in Polenergia, a large scale renewable business in Poland, in connection with its previously announced tender offer alongside Polenergia’s current majority shareholder, at a cost of approximately $175 million (approximately $44 million net to Brookfield Renewable for a 6% interest). Brookfield Renewable, together with its institutional partners and Polenergia’s current majority shareholder, will collectively hold a 75% interest in the company.
Project and Operating Entity Financings
In February 2020, we completed a $246 million non-recourse refinancing associated with a 190 MW wind facility in the United States held by our subsidiary TerraForm Power.
In March 2020, we completed a COP 200 billion ($49 million) non-recourse commercial loan refinancing associated with our Colombian business.
In March 2020, we completed an INR 1,460 million ($19 million) non-recourse financing associated with the acquisition of a 47 MW solar portfolio in India.
In March 2020, we extended a $45 million non-recourse revolving credit facility associated with our TerraForm Global business.
In May 2020, we completed a $560 million non-recourse financing associated with the acquisition of a 192 MW hydroelectric facility in Louisiana that closed in November 2020.
In June 2020, we completed a C$22 million ($17 million) non-recourse refinancing associated with a 17 MW hydroelectric facility in Quebec.
In June 2020, we completed a €425 million ($472 million) non-recourse refinancing associated with a 100 MW solar CSP portfolio in Spain held by our subsidiary TerraForm Power.
In June 2020, we completed a BRL 250 million ($46 million) non-recourse bridge loan associated with a 278 MW solar PV development project in Brazil.
In August 2020, we completed an INR 500 million ($7 million) non-recourse upfinancing associated with a 47 MW solar PV portfolio in India.
In September 2020, we completed a COP 450 billion ($122 million) non-recourse corporate bond issuance associated with our Colombian business.
In September 2020, we completed a $296 million non-recourse refinancing associated with a 250 MW distributed generation solar portfolio in the United States.
In November 2020, we completed a $189 million non-recourse refinancing associated with a 126 MW distributed generation solar portfolio in the United States.
In November 2020, we completed a C$200 million ($156 million) non-recourse margin loan refinancing associated with the acquisition of TransAlta common shares.
In December 2020, we completed a $43.5 million non-recourse financing associated with a 160 MW repowering project in New York.
In December 2020, we completed a R$330 million ($65 million) non-recourse refinancing associated with a 157 MW hydroelectric facility in Brazil.

In December 2020, we completed a €110 million ($132 million) non-recourse upfinancing associated with a 42 MW Solar PV portfolio in Spain.
In December 2020, we completed a R$120 million non-recourse upfinancing associated with a 488 MW mixed technology portfolio in Brazil.
In December 2020, we completed a C$125 million ($98 million) non-recourse upfinancing associated with a 349 MW portfolio of hydroelectric facilities in Ontario.
Corporate Financings
In February 2020, Brookfield Renewable issued $200 million of Series 17 Class A Preferred Limited Partnership Units. The holders of the Series 17 Preferred Units are entitled to receive a cumulative quarterly fixed distribution yielding 5.25%.
In April 2020, Brookfield Renewable completed the issuance of C$175 million ($123 million) of Series 11 and C$175 million ($123 million) Series 12 medium term notes, issued as a re-opening on identical terms, other than issue date and the price to the public.
In June 2020, affiliates of Brookfield Asset Management completed a secondary offering of 15,354,000 LP units at a price of $32.57 per LP unit, for gross proceeds of $500 million. Brookfield Renewable did not sell LP units in the offering and did not receive any proceeds of the offering.
In August 2020, Brookfield Renewable completed the issuance of C$425 million ($313 million) of Series 14 medium term notes.
In October 2020, affiliates of Brookfield Asset Management completed a secondary offering of 6,994,875 BEPC exchangeable shares at a price of C$53.47 ($40.04) per BEPC exchangeable share, for gross proceeds of C$374 million ($285 million). Brookfield Renewable did not sell BEPC exchangeable shares in the offering and did not receive any proceeds of the offering.
In February 2021, affiliates of Brookfield Asset Management completed a secondary offering of 15 million BEPC exchangeable shares at price of $51.50 per BEPC exchangeable share, for gross proceeds of approximately $773 million. Brookfield Renewable did not sell BEPC exchangeable shares in the offering and did not receive any proceeds of the offering. Brookfield granted the underwriters a 30-day option to purchase up to 2.25 million additional BEPC exchangeable shares (the “over-allotment option”). Following completion of this secondary offering, as of the date of this Form 20-F, Brookfield owns an approximate 48.0% equity interest in Brookfield Renewable, on a fully exchanged-basis (which percentage would be unchanged if the over-allotment option is exercised in full), which includes 26% of the issued and outstanding BEPC exchangeable shares.
Other
In December 2020, our subsidiary, TerraForm Power, received an adverse summary judgment ruling in connection with a legacy contractual dispute that predated our 2017 acquisition of a controlling interest in TerraForm Power. In January 2021, TerraForm Power appealed the ruling. See Item 4.B “Business Overview — Governmental, Legal and Arbitration Proceedings — Claim Relating to TerraForm Power’s First Wind Acquisition”.
In July 2020, the TSX accepted a notice of BRP Equity’s intention to renew its normal course issuer bid, which permits BRP Equity to repurchase up to 10% of the total public float (calculated on July 3, 2020) of each series of its issued and outstanding Class A Preference Shares for a one-year period. Also, in July 2020, the TSX accepted a notice of BEP's intention to renew its normal course issuer bid for its Preferred Units, which permits BEP to repurchase up to 10% of the public float (calculated on July 3, 2020) of each series of its issued and outstanding Preferred Units for a one-year period.
In December 2020, the TSX accepted a notice of BEP’s intention to renew its normal course issuer bid, which permits BEP to repurchase up to 13,740,072 of its issued and outstanding LP units for a one-year period. Also in December 2020, the TSX accepted a notice of BEPC’s intention to commence a normal course issuer bid for the BEPC exchangeable shares, which permits BEPC to repurchase up to 8,609,220 of its issued and outstanding BEPC exchangeable shares for a one-year period.

In December 2020, each of BEP and BEPC completed a three-for-two split of BEP’s outstanding LP units and BEPC’s outstanding BEPC exchangeable shares, respectively. The split was implemented by way of a subdivision whereby LP unitholders and BEPC exchangeable shareholders received an additional one-half of a LP unit/one-half of a BEPC exchangeable share for each LP unit/BEPC exchangeable share held (i.e. one additional LP unit/BEPC exchangeable share for every two LP units/BEPC exchangeable shares held). As a result of the three-for-two unit/share splits, BEP and BEPC adjusted their distribution/dividend to reflect the additional number of LP units/BEPC exchangeable shares outstanding.
Capital Expenditures
Our principal capital expenditures relate to the construction and maintenance of hydroelectric facilities. The table below summarizes the amounts invested in capital expenditures for the periods presented.

US$ Millions	For the year ended December 31,
	2020	2019	2018
	447	460	271
These capital expenditures have been financed with working capital generated and retained within our business. There were no material divestitures within the periods presented above and there are no material divestitures that are currently the subject of a definitive agreement.

4.B    BUSINESS OVERVIEW
Our Operations
We invest in renewable assets directly, as well as with institutional partners, joint venture partners and through other arrangements. Our portfolio of assets has approximately 19,000 MW of capacity and annualized LTA generation of approximately 56,300 GWh, in addition to an approximately 23,000 MW development pipeline, making us one of the largest pure-play public renewable companies in the world. We leverage our extensive operating experience to maintain and enhance the value of assets and grow cash flows on an annual basis. We cultivate positive relations with local stakeholders. The table below outlines our portfolio as at December 31, 2020:

	River Systems	Facilities	Capacity (MW)	LTA(1) (GWh)	Storage Capacity (GWh)
Hydroelectric
North America
United States	31	140	3,148	13,503	2,523
Canada	18	29	1,098	3,656	1,261
	49	169	4,246	17,159	3,784
Colombia	6	6	2,732	14,485	3,703
Brazil	27	44	946	4,924	—
	82	219	7,924	36,568	7,487
Wind
North America
United States(2)	—	27	2,075	6,926	—
Canada	—	4	483	1,437	—
	—	31	2,558	8,363	—
Europe	—	43	1,015	2,211	—
Brazil	—	19	457	1,950	—
Asia	—	9	660	1,650	—
	—	102	4,690	14,174	—
Solar – utility(3)	—	82	2,050	4,318	—
Energy Transition
Distributed generation(4)	—	4,912	912	1,202	—
Storage & other(5)	2	9	3,268	—	5,220
	2	4,921	4,180	1,202	5,220
	84	5,324	18,844	56,262	12,707
(1)LTA is calculated based on our portfolio as at December 31, 2020, reflecting all facilities on a consolidated and an annualized basis from the beginning of the year, regardless of the acquisition, disposition or commercial operation date. See Item 5.A “Part 9 – Presentation to Stakeholders and Performance Measurement” for an explanation on our methodology in computing LTA and why we do not consider LTA for our pumped storage and certain of our other facilities.
(2)Includes a battery storage facility in North America (10 MW).
(3)Includes three solar facilities (19 MW) in Asia that have been presented as Assets held for sale.
(4)Includes nine fuel cell facilities in North America (10 MW).
(5)Includes pumped storage in North America (600 MW) and Europe (2,088 MW), four biomass facilities in Brazil (175 MW), one cogeneration plant in Colombia (300 MW), and one cogeneration plant in North America (105 MW).

The following table presents the annualized long-term average generation of our portfolio as at December 31, 2020 on a consolidated and quarterly basis:

GENERATION (GWh)(1)	Q1	Q2	Q3	Q4	Total
Hydroelectric
North America
United States	3,794	3,918	2,525	3,266	13,503
Canada	841	1,064	873	878	3,656
	4,635	4,982	3,398	4,144	17,159
Colombia	3,315	3,614	3,502	4,054	14,485
Brazil	1,215	1,228	1,241	1,240	4,924
	9,165	9,824	8,141	9,438	36,568
Wind
North America
United States	1,877	1,851	1,392	1,806	6,926
Canada	400	345	273	419	1,437
	2,277	2,196	1,665	2,225	8,363
Europe	667	495	425	624	2,211
Brazil	371	494	606	479	1,950
Asia	368	439	454	389	1,650
	3,683	3,624	3,150	3,717	14,174

Solar – utility(2)	896	1,268	1,325	829	4,318

Energy Transition	239	366	362	235	1,202

Total	13,983	15,082	12,978	14,219	56,262
(1)LTA is calculated based on our portfolio as at December 31, 2020, reflecting all facilities on an annualized basis from the beginning of the year, regardless of the acquisition, disposition or commercial operation date. See Item 5.A “Part 9 – Presentation to Stakeholders and Performance Measurement” for an explanation on our methodology in computing LTA and why we do not consider LTA for our pumped storage and certain of our other facilities.
(2)Includes three solar facilities (19 MW) in Asia that have been presented as Assets held for sale.

The following table presents the annualized long-term average generation of our portfolio as at December 31, 2020 on a proportionate and quarterly basis:

GENERATION (GWh)(1)	Q1	Q2	Q3	Q4	Total
Hydroelectric
North America
United States	2,614	2,805	1,819	2,293	9,531
Canada	619	775	624	619	2,637
	3,233	3,580	2,443	2,912	12,168
Colombia	798	870	843	978	3,489
Brazil	988	998	1,009	1,009	4,004
	5,019	5,448	4,295	4,899	19,661
Wind
North America
United States	971	970	738	934	3,613
Canada	376	328	261	394	1,359
	1,347	1,298	999	1,328	4,972
Europe	375	281	236	347	1,239
Brazil	126	168	210	165	669
Asia	99	118	121	104	442
	1,947	1,865	1,566	1,944	7,322

Solar – utility(2)	364	611	640	326	1,941

Transition	144	224	222	142	732

Total	7,474	8,148	6,723	7,311	29,656
(1)LTA is calculated based on our portfolio as at December 31, 2020, reflecting all facilities on an annualized basis from the beginning of the year, regardless of the acquisition, disposition or commercial operation date. See Item 5.A “Part 9 – Presentation to Stakeholders and Performance Measurement” for an explanation on our methodology in computing LTA and why we do not consider LTA for our pumped storage and certain of our other facilities.
(2)Includes three solar facilities (19 MW) in Asia that have been presented as Assets held for sale.

We have comprehensive power operations and development capabilities located in each of our core markets that position us to maintain and increase the value of our asset base while competitively positioning us for continued growth.
Operating Philosophy
We employ a hands-on, operations-oriented, long-term owner’s approach to managing our portfolio. We believe this approach ensures that we maintain and, where possible, enhance the value of our assets by being able to quickly identify and manage technical, economic or stakeholder issues that may arise. The operation of our generating facilities is largely decentralized across North America, Europe, South America and Asia. We support our operators with a strong corporate team that provides oversight on a global basis of the functions of Brookfield Renewable and, among other things, establishes consistent global policies on compliance, information technology, health, environment, safety and security, human resources, stakeholder relations, procurement, governance and anti-bribery and anti-corruption.
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
The cornerstones of our operational philosophy are:
Operating expertise. In each of North America, Europe, Brazil, Colombia and Asia, we have strong operating businesses with full development and operational capabilities. Our businesses in North America, Europe and Brazil also benefit from centralized, automated plant dispatch and control centers allowing remote operation of most of our facilities and a central interface with regulatory and market authorities, as well as offtakers. These capabilities allow us to leverage our operating expertise when growing our business.
Culture of health, safety, security and environmental leadership. We strive to achieve excellence in safety performance and to be recognized as an industry leader in accident prevention. Our overall objective is to incur zero high risk safety incidents. We have adopted Health, Safety, Security and Environmental (“HSS&E”) policies that include frameworks for oversight, compliance, compliance audits and the sharing of best practices both within our operations and the global Brookfield group. We maintain an HSS&E Steering Committee, consisting of, among others, the Chief Executive Officer of the Service Provider and the Chief Executive Officer of each of our operating businesses, and we require all employees, contractors, agents and others involved in our operations to comply with our established HSS&E practices.
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
Positive local stakeholder relationships. We strive to maintain transparent and well-established relationships with local stakeholder groups and the communities in which we operate, which we believe is a key element of successfully operating and developing renewable power facilities. In order to ensure the successful renewal and implementation of our power licenses, land leases, permits and other licenses and concessions, we consult and work proactively with local stakeholders and communities potentially affected by our operations.
We maintain a performance-based culture and use annual performance targets in each of the above areas to measure the performance of our operating teams.

North American Business
United States
Our principal office in the United States is located in New York, New York. Our U.S. National System Control Center is located in Marlborough, Massachusetts and allows for the remote monitoring and control of nearly all of our assets in the country. In the United States we have full hydroelectric, wind, and solar operating capabilities, as well as development and construction oversight expertise. We employ approximately 670 people, approximately 36% of whom are covered by collective agreements. We have experienced positive relations with our unionized work force in the United States.
The majority of our hydroelectric capacity in the United States is located in New York, Pennsylvania and New England. In New York, we are one of the largest independent power producers with 74 hydroelectric facilities with an aggregate installed capacity of 711 MW. In Pennsylvania, we have four hydroelectric facilities with an aggregate installed capacity of 747 MW. In New England, we have 47 hydroelectric facilities and one pumped storage facility with an aggregate installed capacity of 1,274 MW.
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
The closing of the TERP Acquisition significantly expanded the wind and solar generation capacity under Brookfield Renewable control in the United States. We have a geographically diverse portfolio of wind projects located principally in California, Illinois, Texas and New York with an aggregate installed capacity of over 2,000 MW. We also have a sizable portfolio of solar assets – both utility scale and distributed generation – across the United States of 500 MW and 750 MW, respectively. In December 2020, we reached an agreement to further expand this portfolio through the acquisition of a distributed generation platform with 360 MWs of operating solar capacity across nearly 600 sites in the United States, including an over 700 MW development pipeline and a dedicated development and PPA origination team. This transaction is expected to enhance our position as an owner-operator of one of the largest commercial and industrial distributed generation portfolios in the United States. The transaction is subject to customary closing conditions and is expected to close in the first quarter of 2021. Brookfield Renewable is expected to hold a 25% interest. We own one combined cycle, natural gas-fired facility in Syracuse, New York, which sells its power output on a merchant basis and is predominantly used at times of peak demand.
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
Canada
Our principal offices in Canada are located in Gatineau, Québec and Toronto, Ontario. Our Canadian National System Control Center is located in Gatineau and allows for the remote monitoring and control of all of our assets in the country. In Canada, we have full hydroelectri, wind and solar operating capabilities, as well as development and construction oversight expertise. We employ approximately 240 people in connection with the operation and development of our business in Canada and approximately 32% of these employees are covered by collective agreements. We have experienced positive relations with our unionized work force in Canada. We employ an additional 150 people in Canada, who provide finance, IT and payroll services to our businesses both in Canada and the United States, of which none are covered by collective agreements.
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
We entered the Canadian wind business in 2004 and since then have completed the development, construction and operation of three wind farms in Ontario, with a combined installed capacity of 406 MW. Together with the wind farm that we acquired as part of the TERP Acquisition, we now have 480 MWs of installed wind generation capacity in Ontario. We also have 68 MW of installed solar energy generation capacity in Canada located in the province of Ontario..
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
European Business
The principal office of our European operations is located in London, in the United Kingdom. Our European business, including our offices in London and Edinburgh in the United Kingdom, Cork in the Republic of Ireland and Madrid in Spain, employs approximately 235 employees comprising operating, finance, project development, market research, power marketing and support functions. None of these employees are covered by collective agreements.

Republic of Ireland and Northern Ireland
Our 19 wind energy facilities, with 327 MW of installed capacity are located across the Republic of Ireland and Northern Ireland, which have among the strongest onshore wind resources in Europe and markets, with stable contractual frameworks for renewables. We employ approximately 84 people in Ireland.
Since 2015, we have developed and built nine facilities totaling 237 MW of capacity, and we have a development pipeline of over 200 MW, which positions our portfolio in Ireland for future growth.
We have 74 MW of wind assets that are not underpinned by the REFIT program and its minimum fixed annual electricity price, 64 MW of which are contracted to the end of 2027. The wind assets in Northern Ireland earn British pound sterling denominated revenues by receiving a fixed price Renewable Obligation Certificate for twenty years, in addition to the market price.
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
Spain and Portugal
Our Spanish business has 539 MW of wind projects, 350 MW of concentrated solar power (“CSP”) projects and 49 MW of conventional solar PV projects. We employ approximately 140 people in Spain. The principal revenues generated by our Spanish business’ wind and solar assets in Spain are received pursuant to a “regulated return” that is set by Spanish legislation. All of our assets in Spain are entitled to a regulated rate of 7.39% through December 31, 2031, except for 44 MW of solar assets and 100 MW of CSP assets, each of which are entitled to a regulated return rate of 7.09% through December 31, 2025. The regulated return rate is set every six years.
Our European business also includes a 144 MW wind portfolio in Portugal. In Portugal, our assets benefit from feed-in tariff contracts that fix payment terms for the duration of our PPAs. Incentives are also in place for repowering existing capacity at a lower rate.
United Kingdom
Our business in the U.K. includes an approximate 400 MW wind development portfolio in Scotland. The Scottish portfolio includes a mix of in-construction, permitted and earlier stage development projects as well as a five-person project development team located in Edinburgh. It also includes a 25% stake in First Hydro, the U.K.’s largest pumped storage asset. First Hydro manages and operates 2.1 GW of pumped storage facilities at the Dinorwig and Ffestiniog power stations in the Snowdonia region of Wales and represents 75% of the U.K.’s pumped storage capacity and 50% of its hydro capacity. With the U.K. facing tight supply margins and increasing renewable penetration, First Hydro provides an opportunity to invest in facilities providing critical back-up power and grid stabilization services. We also have a 10 MW solar energy generation facility located in England.
X-Elio
In December 2019, Brookfield Renewable, together with its institutional partners, entered into a 50-50 joint venture in respect of X-Elio, a global company specializing in the development, design, construction and operation of solar photovoltaic plants headquartered in Madrid, Spain. Brookfield Renewable has an approximate 12.5% interest in X-Elio.
X-Elio employs approximately 190 employees globally across 11 countries, none of which are covered by collective agreements. X-Elio’s diversified portfolio includes 670 MW of operating assets and 503 MW under construction assets located in the United States, Spain, Mexico, Chile, Honduras, Australia and South Africa. 612 MW of the 670 MW operating portfolio is contracted through long-term PPAs with investment grade counterparties. X-Elio also has an approximate 5,000 MW development pipeline across Spain, Mexico, the United States, Australia, Italy, Chile, Japan, Colombia and Puerto Rico. The development pipeline includes a mix of advanced stage projects and early stage projects.

Polenergia
In February 2021, Brookfield Renewable, together with its institutional partners, closed the purchase of a 23% interest in Polenergia, a large scale renewable business in Poland, in connection with its previously announced tender offer alongside Polenergia’s current majority shareholder. The investment represents an opportunity to invest in an attractive onshore wind platform and provides an attractive entry into the offshore wind sector in Europe through a 3,000 MW development pipeline, which we expect to construct over the next 5 to 7 years together with our joint venture partner, an experienced offshore wind developer.
Colombian Business
Our acquisition of Isagen with our institutional partners in January 2016 marked our entry into the Colombian market. Our consortium’s current ownership interest in Isagen is over 99% of which our share is approximately 24%. Isagen’s principal office is located in Medellín and the company employs approximately 580 full time employees, of which approximately 87% are covered by collective agreements. We have experienced positive relations with our unionized work force in Colombia. Isagen's Colombian National System Control Center is also located in Medellin and allows for the remote monitoring and control our hydroelectric assets in the country.
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
Isagen is Colombia’s third-largest power generation company and owns and operates a 3,032 MW portfolio. This portfolio accounts for approximately 18% of Colombia’s installed generating capacity and consists of six, largely reservoir-based, hydroelectric facilities and a 300 MW cogeneration plant. The hydroelectric assets include the largest reservoir by volume in Colombia and are collectively able to store approximately 26% of their annualized long-term average generation. Isagen’s portfolio also includes approximately 500 MW of attractive medium to long-term development projects.
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
Brazilian Business
The principal office of our Brazil business is located in Rio de Janeiro which oversees our operations in Brazil, with approximately 500 employees. Our Brazilian National System Control Center is also located in Rio de Janeiro and allows for the remote monitoring and control of nearly all of our hydroelectric assets in the country. In Brazil, we have full hydroelectric, wind and biomass operating capabilities, as well as development and construction oversight expertise. All of our employees in Brazil are covered by collective agreements. We have experienced positive relations with our unionized work force in Brazil.
Brookfield first invested in Brazil over 100 years ago. Recognizing Brazil’s growing demand for power and strong renewable resource base, Brookfield re-entered the Brazilian power market in 2003 and, since then, has grown its hydroelectric asset base significantly to 44 facilities on 27 river systems totaling approximately 946 MW of installed capacity.
We entered the wind and biomass businesses in Brazil in 2015 with the acquisition of five wind farms and four biomass facilities, all operational. The wind farms are located in the northeastern province of Rio Grande do Norte, one of the most proven wind resource areas in Brazil, and the biomass facilities are located in Mato Grosso do Sul and Sao Paulo, proximate to our hydroelectric portfolio. As part of the acquisition of TerraForm Global in December 2017, we acquired 294.4 MW of wind facilities located in the State of Bahia.
Considering all technologies, we own facilities totaling 1,565 MW located in 12 Brazilian states representing approximately 74% of the country’s population and 82% of the economic activity (in GDP terms). As such, we believe our business in Brazil is particularly well positioned to participate in a large and diversified economy with further developmental potential.
Since 2003, we have developed and built 18 facilities totaling 441 MW of capacity and we have several projects in various stages of development. As of the date of this Form 20-F, we continue to advance the construction of approximately 30 MW of hydroelectric and 1,688 MW of solar development projects in Brazil.
Rights to hydroelectric sites are secured in Brazil by obtaining authorizations (such as water use leases) and concessions from the Brazilian Ministry of Mines and Energy through the National Agency for Electric Energy (“ANEEL”). We generally focus on SHPPs, a category of hydroelectric power plant with less than 30 MW of capacity. SHPP plants can be secured directly from ANEEL, whereas sites for hydroelectric plants above 50 MW can only be granted by public auction, requiring developers to bid the lowest tariff in order to win the concession and a PPA with local utilities. Of our authorizations and concessions, 51 % have remaining terms of more than ten years. Generally, concessions provide for an initial term of 30 years with the possibility to renew the concession for an additional 20-year period. Similarly, authorizations provide for an initial term of 35 years and the possibility to renew for an additional 30-year period subject to payment of certain amounts under a water lease.
Asia and Other Businesses
India
Our acquisition, together with our institutional partners, of TerraForm Global in 2017 marked our entry into the wind and solar markets in India. TerraForm Global employs 66 employees in India, of which none are covered by collective agreements. In July 2019, Brookfield Renewable, together with its institutional partners, also completed the acquisition of an aggregate 210 MW of wind projects in Anantapur and Rayalaseema. Brookfield Renewable has an approximate 25% interest in each of these projects. In November 2020, we acquired a portfolio of loans from one of the largest non-bank financial companies in India for approximately $200 million. The investment, which is secured by approximately 2,500-megawatts of operating assets, further expands Brookfield Renewable's presence in the region.
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
China
Our acquisition, together with our institutional partners, of TerraForm Global in 2017 marked our entry into the wind and solar markets in China. TerraForm Global employs approximately 95 employees in China, of which 13% are covered by collective agreements. We have experienced positive relations with our unionized work force in China. In October 2019, Brookfield Renewable, together with its institutional partners, also completed the acquisition of a 200 MW wind project in Shanxi, China. Brookfield Renewable has an approximate 25% interest in this project.
The Chinese portfolio consists of three assets: a 149 MW wind energy facility in China's Inner Mongolia province, an 18 MW solar energy facility in Gansu province and a recently acquired 200 MW wind facility in the Shanxi province. In March 2018, Brookfield Renewable entered into a 50:50 joint venture with GLP, a provider of logistics and industrial facilities and technology-led solutions, with the purpose of investing in, managing and developing commercial and industrial rooftop solar projects. To date, we have developed and commissioned approximately 31 MW of rooftop solar projects through this joint venture. We believe that the size of the market in China coupled with ambitious targets for the expansion of renewable energy represents a significant growth opportunity for Brookfield Renewable.

Other
With the acquisition of TerraForm Global and TerraForm Power in 2017 and Saeta in 2018, we acquired, together with our institutional partners, interests in 178 MW in South Africa, 40 MW in Thailand, 121 MW in Uruguay, 100 MW in Chile and 19 MW in Malaysia. In 2020, we sold our wind and solar portfolio in South Africa as well as our Thailand portfolio. We have entered into an agreement to sell our solar portfolio in Malaysia. We currently employ 6 people in Malaysia, of which none are covered by collective agreements. We also employ 5 people in Uruguay and 4 people in Chile. None of our employees in Uruguay or Chile are covered by collective agreements.
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
Corporate Office
Our main corporate office is in Toronto, Ontario and provides oversight on a global basis of Brookfield Renewable. Our corporate group has approximately 140 employees, including both the corporate office and the Service Provider, who are located in North America, Europe Brazil, China and India.
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
One of the largest, public pure play renewable businesses globally. Brookfield Renewable has a 20-year track record as a publicly traded operator and investor in the renewable power sector. Today we have a large, multi-technology and globally diversified portfolio of pure-play renewable assets that are supported by approximately 3,000 experienced operators. Brookfield Renewable invests in renewable assets directly, as well as with institutional partners, joint venture partners and through other arrangements. Our portfolio consists of approximately 19,000 MW of installed capacity largely across four continents, a development pipeline of approximately 23,000 MW, and annualized long-term average generation on a proportionate basis of approximately 29,700 GWh.

The following charts illustrate revenue on a proportionate basis(1):
(1) Figures based on normalized 2020 revenue, proportionate to Brookfield Renewable. Includes all signed transactions (which are expected to close in Q1 2021).

Helping to accelerate the decarbonization of the electricity girds. Climate change is viewed as one of the most significant and urgent issues facing the global economy, posing immense risks to social and economic prosperity. In response, governments and businesses have adopted ambitious plans to support a transition to a decarbonized economy. We believe that we are well positioned to deliver investment solutions in support of decarbonization and transition. With our scale and global operating, development and investing capabilities, we are well situated to partner with governments and businesses to help them achieve their goal of greening the global electricity grids.
Diverse and high-quality assets with hydroelectric focus. Brookfield Renewable has a complementary portfolio of hydroelectric, wind, solar and storage facilities. Our portfolio includes utility-scale facilities, back-up storage power and distributed power generation. Hydroelectric power comprises the significant majority of our portfolio, and is the highest value renewable asset class as one of the longest life, lowest-cost and most environmentally-preferred forms of power generation. Hydroelectric plants have high cash margins, storage capacity with the capability to produce power at all hours of the day, and the ability to sell multiple products in the market including energy, capacity and ancillaries. Our wind and solar facilities provide exposure to two of the fastest growing renewable power sectors, with high cash margins, zero fuel input cost, and diverse and scalable applications including distributed generation. Our storage facilities provide the markets in which they are located with critical services to the grid and dispatchable generation. With our scale, diversity and the quality of our assets, we are competitively positioned relative to other power generators, providing significant scarcity value to our investors.
Stable, diversified and high-quality cash flows with attractive long-term value for LP unitholders. We intend to maintain a highly stable, predictable cash flow profile sourced from a diversified portfolio of low operating cost, long-life hydroelectric, wind and solar assets that sell electricity under long-term, fixed price contracts with creditworthy counterparties. Approximately 84% of our 2021 proportionate generation output is contracted to public power authorities, load-serving utilities, industrial users or to Brookfield. Our PPAs have a weighted-average remaining duration of 14 years, on a proportionate basis, providing long-term cash flow visibility.
Strong financial profile and conservative financing strategy. Brookfield Renewable maintains a robust balance sheet, strong investment grade rating, and access to global capital markets to ensure cash flow resiliency through the cycle. Our approach to financing is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment grade basis with no financial maintenance covenants. Approximately 90% of our debt is either investment grade rated or sized to investment grade. Our corporate debt to total capitalization is 17% and approximately 85% of our borrowings are non-recourse. Corporate borrowings and non-recourse borrowings each have weighted-average terms of approximately 14 years, with no material maturities over the next five years. Approximately 90% of our financings are fixed-rate, and only 4% of our debt in North America and Europe is exposed to changes in interest rates. Our available liquidity as at December 31, 2020 is approximately $3.3 billion of cash and cash equivalents, investments in marketable securities and the available portion of credit facilities.
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
Well positioned for cash flow growth. We are focused on delivering resilient, stable distributions plus meaningful growth through all market cycles by driving cash flow growth from existing operations, fully funded by internally generated cash flow, including inflation escalations in our contracts, margin expansion through revenue growth and cost reduction initiatives, and building out our approximately 23,000 MW proprietary development pipeline at premium returns. While we do not rely on acquisitions to achieve our growth targets, our business seeks upside through engagement in mergers and acquisitions on an opportunistic basis. We employ a contrarian strategy, and our global scale and multi-technology capabilities allow us to rotate capital where it is scarce in order to earn strong risk-adjusted returns. We take a disciplined approach to allocating capital into development and acquisitions with a focus on downside protection and preservation of capital. In the last five years, we have deployed approximately $5.5 billion in equity as we have invested in, acquired, or commissioned approximately 14,400 MW across hydroelectric, wind, solar and storage facilities. Our ability to develop and acquire assets is strengthened by our established operating and project development teams across the globe, strategic relationship with Brookfield, and our liquidity and capitalization profile. We have, in the past, and may continue in the future to pursue the acquisition or development of assets through arrangements with institutional investors in Brookfield sponsored or co-sponsored partnerships.
Attractive distribution profile. We pursue a strategy which we expect will provide for highly stable, predictable cash flows ensuring a sustainable distribution yield. We target a long-term distribution growth rate in the range of 5% to 9% annually.
Renewable Power Growth Opportunity
Demand for renewable energy continues to grow around the world due to climate change, and recognition by governments and businesses of the need to support a transition to a decarbonized economy. Total historical annual investment in renewable power generation averaged approximately $300 billion over the last 10 years. Advancing the transition to a lower carbon future is expected to require substantial capital – in excess of $100 trillion over the next three decades – and will require significant expertise. Over 70% of the world’s carbon emissions can be traced directly or indirectly back to power generation and the energy sector. This is expected to result in an even greater build out of renewables—and in various regions, a substantial conversion of carbon-intensive industries to cleaner and more sustainable methods of production.

Global Renewable Power Drivers
We believe that strong continuing growth in renewable power generation will be driven by the following:
Renewable energy is an increasingly cost-effective way of generating electricity and diversifying fuel risk. Continuous improvements in technology and economies of scale continue to reduce the costs of renewable power, enhancing its position as a cost competitive complement to gas-fired generation and as a means to meeting increasingly stringent environmental standards. While natural gas continues to make gains in generation market share, we expect that utilities will increasingly seek to limit exposure to potential fuel cost volatility by looking to renewable technologies that offer stable price terms, particularly hydroelectric, wind and solar energy.
Consistent policy and supportive regulation. Regulatory support for the development of renewable power resources typically includes renewable portfolio standards (“RPS”) (requiring electricity distributors to obtain a minimum percentage of their power from renewable energy resources by specified target dates) and tax incentives or direct subsidies. Globally, at least 143 countries, including the Republic of Ireland, the United Kingdom, Portugal and the other 25 E.U. countries, have national targets for renewable energy supply. Similarly, 35 U.S. states, the District of Columbia, Puerto Rico and nine Canadian provinces have either RPS targets or other policy goals that require or encourage load-serving utilities to supply portions of their customer electricity demand from renewable sources.
Mainstream recognition of climate change risk and serious commitment to action. Global support for decarbonization – and by implication the further promotion of renewable technologies – was reinforced in December 2015 as 197 countries agreed at the COP21 Conference in Paris to develop national strategies consistent with limiting the increase in global temperature by 2050 to less than two degrees Celsius above pre-industrial levels. The Paris Agreement has been ratified by over 120 countries. As of the date of this Form 20-F, the newly elected U.S. administration led by President Biden had re-entered the Paris Agreement.
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
Our Core Markets

We have focused on North America, Europe, Brazil, Colombia and Asia as core markets and we will continue to focus on using our operating expertise to expand operations in these markets to meet our growth objectives. In addition, our relationship with Brookfield gives us access to Brookfield’s investment platforms in Australia, India and China as well as to Brookfield’s more established platforms in South America and Europe, which enhances our ability to source transactions globally.
North America
United States
Over the last decade, the United States has maintained consistent, broad-based policy momentum to transition the country’s electricity production to cleaner generation and promote increased energy independence. The United States is the world’s second largest wind market with approximately 98,000 MW of installed wind capacity as of 2018. One of the most significant drivers of renewable power growth in the United States has been the adoption of RPS targets in 30 states and the District of Columbia, with renewable mandates set to as high as 75% of the total supply mix by 2032 and a target of 100 percent carbon-free energy by 2050. In addition, growth has been driven by various government incentive programs and Fortune 100 companies supporting investment in new renewables. For example, there are now 280 members of the “RE100” group of companies that have committed to transition their electricity supply to 100 percent renewable by at least 2050.
The end of 2020 brought renewed federal support for renewable energy, with solar energy projects receiving a two year extension of tax credit at current levels, onshore wind receiving a one year extension at current levels, and off-shore wind receiving a new five year investment tax credit and additional favorable guidance from the Treasury Department. With the current majorities in Congress and a new administration prioritizing clean energy and decarbonization, the next few years look increasingly positive for federal policy support for the renewable energy sector.
In January 2018, the government of the United States imposed certain tariffs on solar equipment manufactured abroad. Under the new administration, we do not expect immediate change to these tariffs and we expect the tariffs will continue to modestly slow the pace of the development of solar projects in the near term and add to installed system costs. We do not expect that these tariffs will have significant long-term impact on the adoption of solar technology generally given how costs have declined in the last decade, the simplicity of the technology, the speed at which it can be developed and its obvious environmental attributes.
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
Canada
In Canada, our portfolio of operating assets is located in Ontario, Québec and British Columbia. These provinces have historically been the leaders in renewable procurements. More recently, Alberta and Saskatchewan are taking the lead in new renewable development in Canada (driven by market forces and utility procurements), which present attractive opportunities to develop and acquire from a project development and asset acquisition perspective.
Furthermore, provinces have adopted different forms of carbon pricing mechanisms that would further enable development of renewables either directly procured by utilities or from corporate and industrial interests. The federal government has also committed to the Pan-Canadian Framework on Clean Growth and Climate Change, including enacting the Greenhouse Gas Pollution Pricing Act, a law which serves as a backstop to any Canadian province that fails to implement their own carbon price regime that is compliant with the federal carbon price requirement of a minimum carbon price of $30/tonne as of January 1, 2020 and incremental increases each year of $10/tonne to $50/tonne by 2022. After 2022, the federal government has proposed to increase the carbon price by $15/tonne per year until a price of $170/tonne is reached in 2030.
Europe

Europe is the largest renewable energy market in the world and a significant growth opportunity for our business. Within the E.U., a population of approximately 500 million is served by a power system with a capacity of approximately 1,000 GW, generating approximately 3,000 TWh annually. Renewable generation technologies account for nearly half of total installed capacity, including approximately 160 GW of hydroelectric, 190 GW of wind and 120 GW of solar PV capacity. Our investment and growth strategy in Europe focuses on larger, low-sovereign risk markets that have both a record of reliable renewable policies and renewable assets with attractive long-term fundamental value and scarcity attributes.
Europe has long been at the forefront in adopting policies to support renewables development and address climate change. The European Commission. has recently proposed a 55% reduction in greenhouse gas emissions by 2030 (relative to 1990), increasing the level of ambition compared to the 40% target currently in legislation and its target share of renewables in final energy consumption of 32%. We estimate that over 200 GW of additional wind-equivalent power capacity is required by 2030 across the E.U. to achieve the E.U.’s 2030 target.
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
The E.U.’s carbon emissions cap-and-trade program and national policies like the United Kingdom’s carbon price floor mechanism enhance the competitive position of renewables generators by increasing the operating costs of conventional thermal generators. In addition, conventional generation and especially coal-fired plants face tightening nitrogen oxide and sulfur dioxide limits under the E.U. Industrial Emissions Directive. For older non-compliant coal plants, the majority of which are in the United Kingdom and Spain, this is likely to accelerate retirements. As in the United States, this supply will need to be replaced by new capacity likely in the form of renewable and gas-fired generation. In January 2020, the United Kingdom withdrew from the E.U. Subsequent trade negotiations will determine the terms of the United Kingdom’s access to the E.U. internal energy market which may include subscribing to similar long-term environmental targets. Regardless of these negotiations, the United Kingdom became the first major economy to legislate a net-zero emission target for 2050. In the United Kingdom, we continue to explore opportunities to establish new routes to market through corporate buyers of power.

Ireland
Ireland has among the best onshore wind resources in Europe, and both the Republic of Ireland and Northern Ireland markets have stable and favorable contractual frameworks for renewables. Owners of renewable assets in the Republic of Ireland typically benefit from the REFIT program, which ensures that generators receive a minimum fixed annual electricity price, indexed by inflation annually over a contract term of 15 years, providing a revenue stream that is the higher of market prices or the REFIT tariff. The REFIT payments are guaranteed under legislation for eligible assets commissioned prior to the end of 2019. In 2020 the Irish government launched a new auction-based renewable support scheme, confirming its long-term renewable power goals of 70% renewable electricity by 2030 and outlining the timetable for auctions that will provide a route to market for installations commissioned after 2019.
In Northern Ireland, our facilities generally receive both the prevailing market electricity price and Renewable Obligation Certificates.
Spain and Portugal
Spain and Portugal are among the largest renewable markets in Europe and prospects of growth are significant based on the National Energy and Climate plans submitted to the European Commission (NECP 2021-2030). Both markets have stable and favorable contractual frameworks for renewables. In the case of our Spanish assets they benefit from a RAB based regime by which our regulated assets perceive an overall payment equivalent to all the costs and initial investment plus a reasonable regulated return on investment (7.4% for most of our assets). Additionally, a significant part of this regulated payment is based on capacity which provides significant certainty of cash flows to producers as the market and volume risk is reduced. In the case of our Portuguese assets they benefit from a Feed-in-Tariff ensuring generators are remunerated with a proper electricity price, indexed by inflation annually over a contract term of 15 years plus an extension of 7 years in a cap-and-flow system with reduced market risk given current electricity prices. Both governments are currently promoting new auction-based renewable support schemes, confirming their long-term commitment to renewable power.
United Kingdom
The United Kingdom has ambitious longer-term carbon targets to reduce greenhouse gas emissions by at least 80% from 1990 levels by 2050, with intermediate milestones set out in five-year carbon budgets (currently set to 2032) and written into law. In the U.K., we continue to explore opportunities to establish new routes to market through corporate buyers of power and signed two long-term PPAs for unsubsidized new build wing capacity during 2020.
In Scotland, existing generation is supported via the Renewable Obligation Certificate scheme. A new contract for difference was introduced and first issued via auction in 2015 with recent auctions focusing on less established technologies (such as offshore wind, biomass combined heat and power and energy from waste schemes). The next government auction planned for 2021 will award contracts to onshore wind and solar, as well as offshore wind and less established technologies. Falling technology costs, strong wind resource, and relatively high power prices provides Scotland with one of the most compelling locations in Europe to develop subsidy-free onshore wind.
Poland
Poland, the core market of our investment in Polenergia, is a market where Brookfield may invest further in the future. Poland is a high growth European market where local coal represents 80% of generation and the government is supportive of increasing renewable power generation. Power demand is growing at the fastest rate in Europe, supported by strong economic growth. Poland is expected to remain the top growing economy in the E.U., is one of the largest countries in the E.U. by population, has the lowest sovereign leverage in the E.U. and has a stable currency (the Polish Zloty) that is supported by low inflation in line with the E.U. average.
Colombia
Colombia is an investment-grade rated country based on ratings from multiple agencies. Real gross domestic product has grown at an average rate of approximately 4% per year, while growth in demand for electricity has averaged just under 3%. Over the long-term, we anticipate that electricity demand growth will be approximately 2.5% per year, reflecting our long-term view of gross domestic product growth and a view that per capita power consumption will converge with neighboring countries. Power consumption of approximately 1,300 kWh per year in Colombia is well below that of most regional peers and only 10% of that in the United States. As peak demand in Colombia is approximately 10 GW, with estimated growth at 2.5%, there will be approximately 250 MW of additional demand each year, which would require an additional 400 MW of generating capacity to maintain adequate reserves.
As at December 31, 2020, Colombia had a total installed capacity of over 17.6 GW with hydro accounting for almost 70% of the supply mix and the remainder being supplied by natural gas, coal, and diesel. We expect that meeting Colombia’s growing demand for firm energy will become more difficult over time as recent challenges with the construction and operation of a dam near Ituango has made large-scale hydro development more challenging (despite significant untapped hydro resources) and natural gas imports are increasingly required to meet domestic needs due to falling natural gas production in Colombia. We believe we will be able to leverage our underlying hydro business to help the country meet its energy needs by extending the duration of contracts with customers and participating in opportunistic development projects.
Brazil
With the world’s sixth-largest population and eighth-largest economy, Brazil retains strong long-term growth potential despite the near-term economic challenges. Electricity consumption has sustained an average annual growth rate of approximately 3.1% over the last 30 years, a trend which is likely to continue in the long-term given that per capita consumption is still less than one-fifth of per capita consumption in the United States. By 2029, Brazil’s energy planning agency projects that around 75,000 MW of new supply will be needed, while only approximately 14,000 MW of capacity is already contracted. Accordingly, we expect Brazil will require over 6,000 MW of new supply annually to meet growing demand. In line with the government’s ten-year planning projections, the renewable power industry is growing, notably wind power and solar. Brazil has approximately 16,445 MW of installed wind capacity, with 9,871 MW under development. Solar PV power generation is also being developed and while current installed solar PV capacity is relatively small (3,047 MW), there are approximately 13,897 MW of solar PV capacity under development in Brazil.
We believe there are two additional aspects of the Brazilian market that make our business compelling. First, the majority of our hydroelectric facilities participate in the MRE, which significantly reduces the impact of variations in hydrology on our cash flows. Second, SHPPs operate in a segment of the market that benefits from certain preferred economic and regulatory rights. Customers that purchase power from these plants benefit from a special discount for the use of the distribution system which, in turn, enables generators like us, since we have 54% of our portfolio contracted with final consumers, to capture a portion of this discount through higher prices to end-user customers.
Other Markets
India and China are markets with significant potential for renewable power development, as the countries seek to satisfy strong demand growth and offset their heavy reliance on coal-fired generation. Persistent air pollution in both countries provides a strong incentive to reduce coal-fired generation and increase reliance on renewable generation. In connection with the acquisition of TerraForm Global and subsequent investments, we acquired assets in India and China, and we are monitoring opportunities in both countries.
Together with our institutional partners we also own assets in Portugal Uruguay, Chile and Malaysia. In 2020 we successfully complete the sale of all of our South African and Thai assets.
Our entry in 2019, together with our institutional partners, into a 50-50 joint venture in respect of X-Elio has given us access to a number of new markets. X-Elio's diversified portfolio includes operating assets and under construction assets located in the United States, Spain, Mexico, Chile, Honduras, Australia and South Africa, as well as a 5,000 MW development pipeline across Spain, Mexico, the United States, Australia, Italy, Chile, Japan and Puerto Rico. See “-European Business - X-Elio” above.
Other Potential Markets
Australia is a market where Brookfield has a significant real estate and infrastructure presence and where we may invest further in the future. Nearly 33% of the 25 GW of installed capacity in Australia’s National Electricity Market is coal-fired. Australia has experienced strong economic growth driven by Asian demand for natural resources, and the country’s carbon footprint is a recurring topic of national debate. We expect support for the development of new renewable power resources to increase over the next decade as policy makers seek to offset the country’s dependence on fossil-fuel based generation.
Our Growth Opportunity
We believe that the current environment offers attractive opportunities to invest in renewable power acquisitions or developments that we expect will allow us to deploy capital, on an accretive basis, in the following ways:
•Privatizations. We believe that governments will continue to engage the private sector in providing funding solutions for infrastructure requirements which could increasingly involve sales of existing assets. Our proven operating track record, global scale and ability to partner with local pension funds and institutional investors position us well to participate in such opportunities.
•Asset monetization and divestitures. Significant renewable power generation capacity is owned by industrial companies, smaller independent power producers, private equity investors and foreign companies. These types of owners sell renewable power assets either because power generation is not their core business, their investment horizons are shorter, or a particular market ceases to be strategic. In addition, some large independent power producers may seek, or be forced, to sell assets to bolster their balance sheets. Certain capital constrained or distressed companies may also seek to sell assets.
•Development cycle divestitures. Renewable power assets are often developed or built by smaller developers or construction companies who, in our experience, seek to capture development-stage returns or who have insufficient capital to develop projects. Because of our extensive project development expertise we are well positioned to evaluate these sorts of assets and therefore have been, and believe we will continue to be, a logical acquirer of, or partner in, such projects.

•Brookfield Renewable’s development project portfolio. In addition to growing our business through acquisitions, we intend to pursue organic growth by developing our over approximately 23,000 MW pipeline of greenfield projects.
We believe that in addition to acquiring and developing renewable assets, we can support companies and governments in their efforts to decarbonize, including by investing in distributed generation solutions, funding upgrades of production processes to improve efficiency and reduce carbon emissions, and by investing in the development of resilient infrastructure.
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
The majority of our long-term PPAs are with investment-grade rated or creditworthy counterparties. The economic exposure of our contracted generation on a proportionate basis is distributed as follows: power authorities, (39%), distribution companies (24%), industrial users (20%) and Brookfield (17%). On a proportionate basis, Brookfield Renewable has contracted approximately 84% of 2020 generation at an average price of $91 per MW/h.
As at December 31, 2020, over the next five years Brookfield Renewable has on average approximately 5,935 GWh on a proportionate basis and 18,401 GWh on a consolidated basis of energy annually which is uncontracted. This energy can be sold into wholesale or bilateral markets and we intend to maintain flexibility in re-contracting to position ourselves to achieve optimal pricing.
The following table presents, on a proportionate basis, revenues, Adjusted EBITDA and Funds From Operations on a segmented basis for the fiscal years ended December 31, 2020, 2018, and 2017.

	Revenues(1)			Adjusted EBITDA(1)			Funds From Operations(1)
(MILLIONS)	2020	2019	2018	2020	2019	2018	2020	2019	2018
Hydroelectric
North America	$824	$905	$893	$562	$622	$619	$420	$459	$443
Brazil	175	234	244	177	181	173	152	150	142
Colombia	211	237	216	131	144	126	90	101	86
	1,210	1,376	1,353	870	947	918	662	710	671
Wind
North America	263	223	219	196	163	157	123	98	96
Europe	105	95	73	96	67	57	79	48	38
Brazil	27	37	42	24	28	33	17	19	24
Asia	28	20	12	25	16	8	18	10	5
	423	375	346	341	274	255	237	175	163
Solar	245	138	116	232	126	92	139	74	53
Energy Transition(2)	169	132	115	130	87	74	103	70	52
Corporate	—	—	—	41	10	(16)	(334)	(268)	(263)
Total	$2,047	$2,021	$1,930	$1,614	$1,444	$1,323	$807	$761	$676
(1)Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”. For a reconciliation of the non-IFRS measures to the most comparable IFRS financial measures, see “Item 5.A – Operating results – Part 4 – Financial Performance Review on Proportionate Information – Reconciliation of non-IFRS measures.”

(2)Includes cogeneration and biomass.
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
As at December 31, 2020, our portfolio benefits from significant hydrology diversification, with assets distributed on 82 river systems in four countries. Our North American and Colombian assets have the ability to store water in reservoirs approximating 24% of their annualized long-term average generation. Most of our assets in Brazil are eligible to benefit from a framework that levelizes generation risk across hydroelectric producers. The ability to store water in reservoirs in North America and Colombia, as well as the benefit from levelized generation in Brazil, allows us to mitigate hydrological fluctuations, optimize production and minimize losses due to outages.
North America. In North America, we generate revenues primarily through energy sales secured through long-term PPAs with creditworthy counterparties such as government-owned entities or power authorities (including for example, Ontario’s Independent Electricity System Operator, Hydro-Québec, BC Hydro and the Long Island Power Authority), load-serving utilities (such as Entergy Louisiana), Brookfield, and in some cases industrial power users. Our North American portfolio is largely contracted pursuant to long-term PPAs that are generally structured on an “offtaker” basis without fixed or minimum volume commitments. As a result, we are exposed to minimal risk of having to supply power from the market to customers when we are experiencing low hydrology or wind conditions. Most of our PPAs also provide for an annual price escalation that is typically linked to inflation. Brookfield will, in some cases, have entered into back-to-back power resale agreements for output purchased from Brookfield Renewable. Our North American portfolio has a weighted average remaining contract term of 16 years.
Europe. Our European assets are principally located in the Republic of Ireland and Spain with additional assets located in Portugal and Northern Ireland, Wales and England. We have a pipeline of development projects located in Scotland and Northern Ireland. We also have a pipeline of development projects located in Scotland. In the Republic of Ireland, we generate revenues primarily through energy sales secured by long-term PPAs under the REFIT program. Under this program, renewable energy is typically sold under a 15 year REFIT contract which allows for any above-market costs to be paid directly to generators through a levy on final consumer bills. It also provides generators with potentially attractive upside to market prices above an established contract floor, which would allow us to benefit from any increase in power prices. In Spain, our assets receive a legislated regulated return consisting of two components: (i) the merchant price for the power produced and (ii) a return-on-investment payment per MW of installed capacity. For solar plants, there is an additional return on operations payment per MWh produced. This program allows renewable energy producers like us to recover development costs and obtain a reasonable rate of return on their investment. Our European portfolio has a weighted average remaining contract term (or in the case of our Spanish assets, regulatory term) of approximately 14 years.
Colombia. In Colombia, revenues are typically secured through one to five year bi-lateral contracts with local distribution companies in the “regulated market” and large industrial users. Isagen’s current long-term contracts’ average term is three years. These contracts reduce the exposure of both suppliers and end-users to price volatility in the spot market by fixing the price payable for a given amount of committed energy. Isagen’s PPAs take this approach and its 2020 revenues are approximately 70% contracted. In addition to its hydroelectric assets, Isagen has a 300 MW cogeneration facility which can be used to provide additional generating capacity.
Brazil. In the Brazilian electricity market, energy is typically sold under long-term contracts to either load-serving distribution companies in the regulated market or smaller “free customers” in the free customer market. In the regulated market, we have typically entered into 20 to 30 year PPAs with distribution companies. In the “free customer” market, we have typically entered into three to six year PPAs with industrial and commercial customers primarily engaged in well-established, stable industries like telecommunications, food services, sanitation and pharmaceuticals. “Free customers” include consumers of electricity with more than 0.5 MW of annual demand. Commencing in 2021, free customers whose load is between 0.5 MW and 1.5 MW can only buy power from renewable sources. Our PPAs in Brazil typically provide a fixed price that is fully indexed to inflation annually. Our Brazilian portfolio has a weighted average remaining contract term of approximately 8 years.
Our Growth Strategy

We expect to continue focusing acquiring on a value basis on long-life renewable power assets that provide stable, long-term contracted cash flows, or, where uncontracted, are located in high-value power markets where rising power prices offer strong prospects to generate growing cash flows with potential to appreciate in value over time. We combine our global operating, development and transaction execution expertise with our ability to commit capital to transactions in order to secure opportunities at attractive returns for Unitholders. To grow Brookfield Renewable, we maintain a proactive and focused business development program in each of our core markets, augmented by access to Brookfield’s global investment platform that may lead to originating attractive opportunities for investment. We expect that our growth will be focused on the following:
•Acquisitions of assets within core markets. We expect to continue our growth in North America, Colombia, Brazil, Europe and Asia, where our existing renewable power businesses allows us to efficiently integrate operating or development-stage renewable power assets and capture economies of scale. Within each of these operating businesses, our growth strategy is focused on the higher-value and higher-growth regional electricity markets.
•Diversification into new markets. We intend to establish an operating presence in new markets that offer attractive opportunities to enhance the geographic diversification of our operations by adding businesses that we can grow over time by investing capital at attractive risk-adjusted returns. With the acquisition of TerraForm Global in 2017, we acquired assets in India and China, among others. Additionally, we believe our Brazil experience and team enables us to continue to expand into other South American countries, as was the case when we completed the acquisition of Isagen in early 2016. With our investment in Polenergia, we invested in an operating and development onshore and offshore wind portfolio in Poland. We believe our European experience and the strong team we have in that region will enable us to continue to expand within Europe.
•Development growth. We intend to continue to grow our business by pursuing development growth, either by acquiring development-stage assets or by building projects from our approximate 23,000 MW development pipeline. For example, through our 50-50 joint venture for X-Elio, we acquired operating assets and assets under construction in Mexico, Chile and Japan, as well as other geographies and have 571 MW of assets under construction and an additional approximately 5,000 MW development pipeline. We also significantly expanded our solar development program in Brazil and have 1,800 MW of projects under construction. We intend to focus on development-stage acquisition opportunities that are in high-value sites in our core markets, positioning us to leverage the development, construction and operating expertise of our operating businesses. We expect that a relatively small portion of our cash flows will be allocated during the early stages of project development, but that meaningful capital commitments would be made once a project has sound commercial arrangements that limit construction risk and secure long-term stable cash flows.
•Diversification of renewable power technologies. While we intend to maintain our predominantly hydroelectric focus, we also intend to direct significant efforts to acquiring assets using other renewable power technologies, such as wind and solar, that share similar fundamental characteristics to our hydroelectric portfolio of long-life, predictable operating costs and cash flows, and sustainable competitive cost advantages. For example, we have substantially grown our solar businesses over the last five years. We have over 3,000 MW of solar in operation and over 10,000 MW of solar in our development pipeline. As a result of technology advances and reductions in construction costs, solar is now amongst the lowest cost sources of conventional power globally. Therefore, we believe solar could comprise the majority of the generation capacity of Brookfield Renewable in ten years.
•Investing in Decarbonization. We believe that the global trend towards decarbonization will continue to accelerate, leading to increased adoption of renewable technologies. As this occurs, we expect to see increasing opportunities in growing asset classes and technologies and we may invest in these technologies on an opportunistic basis alongside our institutional partners. We also expect to assist companies and governments in their efforts to decarbonize through, for example, investment in greener production processes and energy efficiency technologies.

Distribution Policy

We believe our high-quality assets and long-term PPAs will provide BEP with stable and predictable annual cash flow to fund our distributions on our LP units:
•In 2016, BEP increased its regular quarterly distribution to $0.2372 ($0.95 annually) per LP unit commencing with the first quarterly distribution of that year.
•In 2017, BEP increased its regular quarterly distribution to $0.2493 ($1.00 annually) per LP unit commencing with the first quarterly distribution of that year.
•In 2018, BEP increased its regular quarterly distribution to $0.2613 ($1.05 annually) per LP unit commencing with the first quarterly distribution of that year.
•In 2019, BEP increased its regular quarterly distribution to $0.2746 ($1.10 annually) per LP unit commencing with the first quarterly distribution of that year.
•In 2020, BEP increased its regular quarterly distribution to $0.2893 ($1.16 annually) per LP unit commencing with the first quarterly distribution of that year.
•In January 2021, BEP announced an increase in its regular quarterly distribution to $0.30375 ($1.215 annually) per LP unit commencing with the first quarterly distribution of 2021.

The historical distribution amounts show above have been adjusted to reflect the special distribution of BEPC exchangeable shares that became effective in July 2020 and the three-for-two split of all BEP LP units and BEPC exchangeable shares that became effective in December 2020.
We intend to continue to operate as a growth-oriented entity with a focus on increasing the amount of cash available for distributions on each LP unit.
The declaration and payment of distributions on our LP units are subject to the discretion of the board of directors of the Managing General Partner. Distributions on our LP units are expected to be paid quarterly on the last day of March, June, September and December of each year, to LP unitholders of record on the last business day of February, May, August and November, if and when declared. In addition, registered and beneficial LP unitholders who are resident in Canada or the United States may opt to receive their distributions in either U.S. dollars or the Canadian dollar equivalent, based on the Bank of Canada daily average exchange rate on the applicable record date or, if such record date falls on a weekend or holiday, on the Bank of Canada daily average exchange rate of the preceding business day. Distributions will be evaluated periodically, and may be revised subject to business circumstances and expected capital requirements depending on, among other things, our earnings, financial requirements for our operations, growth opportunities, the satisfaction of applicable solvency tests for the declaration and payment of distributions and other conditions existing from time to time (see Item 10.B “Memorandum and Articles of Association — Description of Our LP units, Preferred Units and the Amended and Restated Limited Partnership Agreement of BEP — Distributions”). BEP will not be permitted to make a distribution on our LP units unless all accrued distributions have been paid in respect of the Class A Preferred Units and all other units of BEP ranking prior to or on a parity with the Class A Preferred Units, with respect to the payment of distributions. As well, pursuant to the equity commitment, BEP has also agreed not to declare or pay any distribution on the LP units if on such date BEPC does not have sufficient funds or other assets to enable the declaration and payment of an equivalent dividend on the BEPC exchangeable shares. See Item 7.B “Related Party Transactions—Equity Committment Agreement”.
Our ability to continue paying or growing cash distributions is impacted by the cash we generate from our operations. The amount of cash we generate from our operations will fluctuate from quarter to quarter and will depend on various factors, several of which are outside our control, including hydrology and the weather in the jurisdictions in which we operate, the level of certain operating costs and prevailing economic conditions. As a result, cash distributions to the LP unitholders are not guaranteed. Refer to Item 3.D “Risk Factors — Risks Relating to Our Units” for a list of the primary risks that impact our ability to continue paying comparable or growing cash distributions.
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
The holders of Series 5 Preferred Units are entitled to receive fixed cumulative preferential cash distributions as and when declared by the board of directors of the Managing General Partner, payable quarterly on the last day of January, April, July and October in each year at an annual rate equal to C$1.3976 per unit. A total annual distribution of C$1.3976 per unit was paid in 2020.
The holders of Series 7 Preferred Units are entitled to receive fixed cumulative preferential cash distributions as and when declared by the board of directors of the Managing General Partner, payable quarterly on the last day of January, April, July and October in each year at an annual rate equal to C$1.375 per unit. A total annual distribution of C$1.375 per unit was paid in 2020.
For the initial five-year period commencing on May 25, 2016 and ending on and including July 31, 2021, the holders of Series 9 Preferred Units are entitled to receive fixed cumulative preferential cash distributions as and when declared by the board of directors of the Managing General Partner, payable quarterly on the last day of January, April, July and October in each year at an annual rate equal to C$1.4375 per unit. A total annual distribution of C$1.4375 per unit was paid in 2020.
For the initial five-year period commencing on February 14, 2017 and ending on and including April 30, 2022, the holders of Series 11 Preferred Units are entitled to receive fixed cumulative preferential cash distributions as and when declared by the board of directors of the Managing General Partner, payable quarterly on the last day of January, April, July and October in each year at an annual rate equal to C$1.25 per unit. A total annual distribution of C$1.25 per unit was paid in 2020.
For the initial five-year period commencing on January 16, 2018 and ending on and including April 30, 2023, the holders of Series 13 Preferred Units are entitled to receive fixed cumulative preferential cash distributions as and when declared by the board of directors of the Managing General Partner, payable quarterly on the last day of January, April, July and October in each year at an annual rate equal to C$1.25 per unit. A total annual distribution of C$1.25 per unit was paid in 2020.
For the initial five-year period commencing on March 11, 2019 and ending on and including April 30, 2024, the holders of Series 15 Preferred Units are entitled to receive fixed cumulative preferential cash distributions as and when declared by the board of directors of the Managing General Partner, payable quarterly on the last day of January, April, July and October in each year at an annual rate equal to C$1.4375 per unit. A total annual distribution of C$1.4375 per unit was paid in 2020.
The holders of Series 17 Preferred Units are entitled to receive fixed cumulative preferential cash distributions as and when declared by the board of directors of the Managing General Partner, payable quarterly on the last day of January, April, July and October in each year at an annual rate equal to $1.3125 per unit. A total annual distribution of $0.900525 per unit was paid in 2020 and an initial distribution of $0.5724 per unit was paid on July 31, 2020.
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
The initial Series 1 Shares dividend was paid on April 30, 2010 for an amount equal to C$0.1834 per share. For the remainder of the initial five-year period commencing on February 1, 2010 and ending on and including April 30, 2015, the holders of Series 1 Shares received fixed cumulative preferential cash dividends, paid quarterly on the last day of January, April, July and October in each year at an annual rate equal to C$1.3125 per share. Following the initial fixed rate period, the dividend rate was reset from 5.25% to 3.355% for the subsequent fixed rate period commencing on May 1, 2015 and ending on and including April 30, 2020. Following the subsequent fixed rate period, the dividend rate was reset from 3.355% to 3.137% for the subsequent fixed rate period commencing on May 1, 2020 and ending on and including April 30, 2025. As a result, a total dividend of C$1.075625 per share was paid in 2015, a total dividend of C$0.83875 per share was paid in each of 2016, 2017, 2018 and 2019 and a total dividend of C$0.811501 per share was paid in 2020.
In April 2015, certain holders of Series 1 Shares elected to convert their Series 1 Shares into Series 2 Shares on a one-for-one basis. The holders of Series 2 Shares are entitled to receive floating cumulative preferential cash dividends as and when declared by the board of directors of BRP Equity, payable quarterly on the last day of January, April, July and October in each year at the annual rate calculated for each quarter, of 2.62% over the annual yield on three month Government of Canada treasury bills. A total dividend of C$0.39976 per share was paid in 2015 (the conversion to Series 2 Shares occurred in April and accordingly the total 2015 dividend per share reflects two quarterly dividend payments). A total dividend of C$0.773698 per share was paid in 2016, a total dividend C$0.792786 per share was paid in 2017, a total dividend of C$0.929603 per share was paid in 2018, a total dividend of C$1.062683 per share was paid in 2019 and a total dividend of C$0.890679 per share was paid in 2020.
The initial Series 3 Shares dividend was paid on January 31, 2013 for an amount equal to C$0.3375 per share. For the remainder of the initial seven-year period commencing on October 11, 2012 and ending on and including July 31, 2019, the holders of Series 3 Shares received fixed cumulative preferential cash dividends paid quarterly on the last day of January, April, July and October in each year at an annual rate equal to C$1.10 per share. Following the initial fixed rate period, the dividend rate was reset from 4.4% to 4.351% for the subsequent fixed rate period commencing on August 1, 2019 and ending on and including July 31, 2024. As a result, a total dividend of C$1.1625 per share was paid in 2013, a total dividend of C$1.10 per share was paid in each of 2014, 2015, 2016, 2017 and 2018, a total dividend of C$1.0969375 per share was paid in 2019 and a total dividend of C$1.08775 per share was paid in 2020.
The holders of Series 5 Shares are entitled to receive fixed cumulative preferential cash dividends as and when declared by the board of directors of BRP Equity, payable quarterly on the last day of January, April, July and October in each year at an annual rate equal to C$1.25 per share. The initial dividend on the Series 5 Shares of C$0.3116 per share was declared by the board of directors of BRP Equity on February 6, 2013 and was paid to holders of the Series 5 Shares on April 30, 2013. A total dividend of C$0.9366 per share was paid in 2013, and a total dividend of C$1.25 per share was paid in each of 2014, 2015, 2016, 2017, 2018, 2019 and 2020.
The holders of Series 6 Shares are entitled to receive fixed cumulative preferential cash dividends as and when declared by the board of directors of BRP Equity, payable quarterly on the last day of January, April, July and October in each year at an annual rate equal to C$1.25 per share. The initial dividend on the Series 6 Shares of C$0.3116 per share was declared by the board of directors of BRP Equity on May 7, 2013 and was paid to holders of the Series 6 Shares on July 31, 2013.  A total dividend of C$0.6241 per share was paid in 2013, and a total dividend of C$1.25 per share was paid in each of 2014, 2015, 2016, 2017, 2018, 2019 and 2020.
The Service Provider
Brookfield Asset Management
Brookfield is a global alternative asset manager with more than $600 billion in assets under management. It has an over 100-year history of owning and operating assets with a focus on property, renewable power, infrastructure and private equity. It has a range of public and private investment products and services, which leverage its expertise and experience and provide it with a competitive advantage in the markets where it operates. Brookfield Asset Management is listed on the NYSE and TSX under the symbol “BAM” and “BAM.A” , respectively.
Brookfield Renewable is Brookfield’s primary vehicle through which it will, directly or indirectly, acquire renewable power assets on a global basis, subject to certain exceptions in the Management Services Agreement and Relationship Agreement, and we benefit from its reputation and global platform to grow our business. We may also participate in certain decarbonization investments sourced by Brookfield.
The Service Provider complements our operating businesses in three key areas:
•Leadership: The Service Provider provides leadership to our operating businesses and oversees the implementation of our annual and long-term operating plans, capital expenditure plans, and our power marketing plans to ensure compliance with our performance-based operating objectives and applicable laws. The Service Provider also oversees the implementation of our operational policies, and our management, accounting, regulatory reporting, legal and treasury functions.
•Growth: We also benefit from the strategic advice, transaction origination capabilities and corporate development services of the Service Provider to grow our business. In particular, we benefit from the Service Provider’s renewable power acquisition experience focused in our target markets as well as market research capabilities that support evaluating opportunities to grow our business in existing and new markets.
•Funding: The Service Provider recommends and oversees the implementation of funding strategies for our existing business and in connection with our acquisitions and development projects. In doing so, the Service Provider advises upon and assists in the execution of our equity and debt financings. The Service Provider also arranges for our tax planning and the filing of our tax returns.
Competition and Marketing
We operate in various North American, European, South American and Asian power markets. The nature and extent of competition we face varies from jurisdiction to jurisdiction. Brookfield Renewable’s main competition in its electricity markets are coal, nuclear, oil and natural gas electricity generators as well as other renewable energy suppliers who use hydro, wind, geothermal and solar PV technologies. The market price of commodities, such as natural gas and coal, are important drivers of energy pricing and competition in most energy markets, especially in North America.
Our energy marketing activities are managed and performed by our subsidiary Brookfield Renewable Trading and Marketing LP. Operating 24 hours/day, 365 days/year, our energy marketing business performs transaction execution, risk management, settlement, information technology, regulatory, legal and human resource functions. This business provides us with valuable market intelligence regarding pricing dynamics, regulatory regimes and market participants. In 2020, the energy marketing business was responsible for the sale of approximately 19 TWh of generation in North America.
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
Claim relating to TerraForm Power’s First Wind Acquisition
On December 22, 2020, our subsidiary, TerraForm Power, received an adverse summary judgment ruling in connection with litigation relating to a historical contractual dispute. This litigation predates the 2017 acquisition of an initial 51% interest in TerraForm Power by Brookfield Renewable and its institutional partners. The dispute relates to an allegation that TerraForm Power was obligated to make earn-out payments in connection with the acquisition of certain development assets by TerraForm Power's former parent company from a third party. The court’s ruling in favor of the plaintiffs awarded approximately $231 million plus 9% annual non-compounding interest that has accrued at the New York State statutory rate since May 2016. The ruling has been appealed and a surety bond has been posted with the court. We cannot predict with certainty the ultimate resolution of the appeal or any other proceedings brought in connection with these claims. See Item 3.D “Risk Factors – Risks Relating to Our Operations and the Renewable Power Industry – We are involved in litigation and other disputes and may be subject to governmental and regulatory investigations” and Item 5.E “Liquidity and Capital Resources – Off Statement of Financial Position Arrangements”.
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
We are also subject to various laws and regulations relating to health, safety, security and environmental matters. These laws and regulations may change and we may become subject to more stringent laws and regulations in the future. Compliance with more stringent laws and regulations could have an adverse effect on our business, financial condition or results of operations. We have established policies and procedures for environmental management and compliance, and we have incurred and will continue to incur significant capital and operating expenditures to comply with health, safety, security and environmental laws and to obtain and comply with licenses, permits and other approvals and to assess and manage potential liability exposure. See also information contained under Item 3.D “Risk Factors — Risks Relating to our Operations and the Renewable Power Industry”.
Environmental, Social and Governance Management
We are an owner and operator of a diversified portfolio of high-quality assets that produce electricity from renewable resources. The assets that we invest in are long-term in nature and positively impact the lives of thousands of employees, their families and the communities in which we operate. We believe that strong ESG practices benefit the environment, our employees, stakeholders, and investors while also significantly boosting the potential for improving profitability, mitigating risk, and creating opportunities for growth. Accordingly, ESG management is key consideration in the way we conduct our business.
Our goal is to be responsible stewards of our resources and a good corporate citizen. Our long-term owner-operator approach to business means that in many cases, we are well positioned to be a positive influence and take active measures to implement effective ESG programs. We have adopted written environmental policies that include frameworks for oversight, compliance, audits and best practices both within the operations of the Operating Entities and the global Brookfield group. We maintain an HSS&E Steering Committee, consisting of, among others, the Chief Executive Officer of the Service Provider and the Chief Executive Officer of each of our operating businesses, and we require all employees, contractors, agents and others involved in our operations to comply with our established HSS&E practices. We also empower our employees to detect and address safety issues through industry leading health and safety training and our safe work observation program, which encourages employees to identify and report safety concerns or incidents.

We maintain high governance standards across our organization, key elements of which include our code of conduct, anti-bribery and corruption policy, a whistleblower hotline, and supporting controls and procedures. Our governance standards are designed to meet or exceed the requirements in any jurisdiction in which we operate. Our efforts to build a responsible business are underpinned by our ESG practices and our commitment to ethical conduct.
We recognize that it is important to effectively communicate our ESG initiatives to our investors, because it increasingly influences their decisions. As such, we published our second annual ESG report in early 2021 in order to continue to enhance our transparency surrounding how we embed environmental, social and governance principles into our operations. In the report, we disclosed how our business is aligned with United Nations Sustainable Development Goals, disclosed ESG metrics that are aligned with the Sustainability Accounting Standards Board (SASB) framework, and announced our ambition to double our avoided carbon emissions by 2030.
The impacts of climate change could pose a serious threat to communities, businesses and ecosystems around the world. We are taking steps to understand the potential physical effects of climate change on our portfolio and have initiatives underway to preserve our low carbon footprint and measure the impact of climate change within our business. While available science and statistical analysis currently suggests that climate change is not expected to meaningfully impact the performance of our assets in the medium term, this science is continuously evolving. Consistent with how we approach investment decisions and conduct our operations, we focus on climate change risks from a long-term perspective. We monitor advancements in climate change research to ensure we appropriately consider relevant findings and apply them to our business. For example, there is evidence that extreme weather events are increasing in frequency and intensity; as such, our focus continues to be on ensuring our operations are adequately prepared for these sorts of events through, among other things, effective dam safety management protocols, operating procedures, and emergency preparedness plans.
We continue to conduct an inventory of our scope 1 and 2 greenhouse gas emissions measurement for our global businesses. In 2020, we estimate total Scope 1 and Scope 2 emissions of 334,503 millions tonnes of carbon dioxide equivalent (“CO2e”) with a gross intensity of 6.69 kg CO2e per megawatt hour, and Scope 3, Category 6 emissions of 359 tonnes of CO2e.
60 of our North American hydro facilities are certified by the Low Impact Hydropower Institute (“LIHI”). The LIHI is a non-profit organization dedicated to reducing the impact of hydropower generation through the certification of hydropower projects that have avoided or reduced their environmental impacts, such as water quality protection, upstream and downstream fish passages, and threatened and endangered species protection.
Brookfield Renewable has to date issued ~$4 billion in corporate and project-level green securities. Our project-level green bonds have all received E-1 Green Evaluation scores from S&P, the highest on its scale, citing Brookfield Renewable’s environmental stewardship, commitment to renewable power and use of proceeds towards renewable power generation.
We are committed to developing our people and investing in them by creating opportunities across our business. As part of our commitment to our employees, we focus on diversity, competitive wages and inclusive hiring practices.
We are an active contributor in the communities where we conduct business through philanthropic initiatives, but more importantly, through our approach to ESG factors that impact them. We seek to have transparent and well-established relationships with local stakeholder groups and the communities in which we operate, which we believe is a key element of successfully operating and developing renewable power facilities. We consult and work proactively with local stakeholders and communities potentially affected by the operations of our Operating Entities to ensure that their interests, safety and well-being are appropriately integrated into our decision making. We also seek to empower employees to participate in and use our resources to give back to communities in which we operate.  For example, in 2020, we contributed almost $5 million in donations for over 500 charitable organization across our portfolio. The funding is used for various purposes, including to build and improve recreational facilities and community safety systems, and to sponsor community events.
We consider ESG factors throughout the investment process. During due diligence, we utilize our operating and underwriting expertise to identify ESG factors in acquisition targets and uncover opportunities to add value by mitigating risk and capitalizing on opportunities post-investment and incorporate these into the potential return analysis. Factors considered included bribery and corruption risks, health and safety risks, ethical considerations, environmental matters as well as energy efficiency improvements. After acquiring or investing in an asset, Brookfield Renewable’s investment teams create a tailored integration plan that, among other things, includes material ESG-related priorities and seeks to actively manage ESG risks and opportunities.
We are proud of the commitment we have made to ESG management. The initiatives we undertake and the investments we make in building our business are guided by our core set of values around sustainable development and ESG, as we create a culture and organization that we believe can be successful today and in the future.

4.C    ORGANIZATIONAL STRUCTURE
Organizational Chart
The simplified chart below presents a summary of our ownership and organizational structure. Please note that on this chart all interests are 100% unless otherwise indicated. “GP Interest” denotes a general partnership interest and “LP Interest” denotes a limited partnership interest. BEP’s sole material asset is an approximate 58% LP Interest in BRELP and preferred limited partnership interests in BRELP. Brookfield indirectly holds the remaining 41% LP Interest in BRELP, a 25% LP Interest in BEP and a 0.01% and 1% GP Interest in BEP and BRELP, respectively, for an aggregate indirect ownership interest in BEP of approximately 48% on a fully-exchanged basis, assuming the exchange of all of the outstanding Redeemable/Exchangeable partnership units and BEPC exchangeable shares. For more details on the exchange mechanism see Item 10.B “Memorandum and Articles of Association — Description of the Amended and Restated Limited Partnership Agreement of BRELP — Redemption-Exchange Mechanism”. Brookfield’s indirect 1% GP Interest in BRELP entitles it to receive incentive distributions linked to the growth of BRELP’s distributions. This simplified chart should be read in conjunction with the explanation of our ownership and organizational structure below and the information included under Item 6.A “Directors and Senior Management” and Item 7. “Major Shareholders and Related Party Transactions”.

Brookfield Asset Management Inc.(3)
Service Provider(8)
25.01% LP Interest(2)
0.01% GP Interest(1)
74.99% LP Interest(2)
Public (LP Unitholders)
BROOKFIELD RENEWABLE PARTNERS L.P.(5)(6)(9) ("BEP") Bermuda
41.09 % Redeemable/Exchangeable Partnership LP Interest(2)
Public (Preferred Unitholders)
58.07 % LP Interest(2)
Brookfield Renewable Energy L.P.(2)(5)(6)(7)(9) ("BRELP") Bermuda
Holding Entities(4)(5)(6)(7)
Public (Bondholders)
Public (Preferred Shareholders)
Public (Holders of Class A shares)
Brookfield Renewable Partners ULC ("Finco") Alberta
Brookfield Renewable Power Preferred Equity Inc. ("BRP Equity") Canada
Brookfield Renewable Corporation ("BEPC") British Columbia
Operating Entities

(1)    Brookfield’s general partner interest is held through Brookfield Renewable Partners Limited, a Bermuda company that is indirectly wholly owned by Brookfield Asset Management.
(2)     Brookfield’s limited partnership interest in BRELP, held in Redeemable/Exchangeable partnership units, is redeemable for cash or exchangeable for BEP units in accordance with the Redemption-Exchange Mechanism contained in BRELP’s limited partnership agreement, which could result in Brookfield owning approximately 56.09% of BEP’s issued and outstanding BEP units assuming exchange of the Redeemable/Exchangeable partnership units (and including the issued and outstanding BEP units that Brookfield currently also owns). See Item 10.B “Memorandum and Articles of Association - Description of the Amended and Restated Limited Partnership of BRELP - Redemption-Exchange Mechanism”.
(3)    As of the date of this Form 20-F, Brookfield owns approximately 48.0% of BEP on a fully-exchanged basis, assuming the exchange of all of the outstanding Redeemable/Exchangeable partnership units and BEPC exchangeable shares.

(4)    Brookfield has provided an aggregate of $5 million of working capital to certain Holding Entities through a subscription for shares. See Item 4.C “Organizational Structure - BRELP and the Holding Entities”.
(5)    Guarantors of Finco Bonds.
(6)    Guarantors of BRPPE Class A Preference Shares.
(7)    Guarantors of BEP Class A Preferred Units.
(8)    The Service Provider provides services to the Service Recipients pursuant to the Master Services Agreement.
(9)    BEP has voting control of BRELP by way of a voting agreement. See Item 7.B “Related Party Transactions - Voting Agreement”.

Brookfield Renewable Partners L.P.
BEP is a Bermuda exempted limited partnership that was established on June 27, 2011 under the provisions of the Bermuda Partnership Acts. Our registered and head office is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda, and the telephone number is 441-294-3304.
BEP’s sole material asset is its approximate 58% LP Interest in BRELP and preferred limited partnership interests in BRELP. We anticipate that the only distributions BEP will receive in respect of its limited partnership interests in BRELP will consist of amounts to assist us in making distributions to our LP unitholders in accordance with our distribution policy, to our Preferred Unitholders in accordance with the terms of our Preferred Units and to allow us to pay expenses as they become due. The declaration and payment of cash distributions by BEP is at the discretion of the Managing General Partner which is not required to make such distributions. In addition, BEP will not be permitted to make a distribution on our LP units unless all accrued distributions have been paid in respect of the Class A Preferred Units and all other units of BEP ranking prior to or on a parity with the Class A Preferred Units. See Item 4.B “Business Overview — Our LP Unit Distribution Policy”.
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
Brookfield Renewable Corporation
BEPC is a Canadian corporation incorporated on September 9, 2019 under the laws of British Columbia and was established to be an alternative investment vehicle for investors who prefer owning securities through a corporate structure. BEPC exchangeable shares are listed on the TSX and the NYSE under the symbol “BEPC”. While BEPC’s operations are primarily located in the United States, Brazil, Colombia, and Europe, shareholders of BEPC will, on economic terms, have exposure to all regions that BEP operates in as a result of the exchange feature attaching to the BEPC exchangeable shares, whereby BEPC has the option to meet an exchange request by delivering cash or an LP unit. We believe economic equivalence is achieved through identical dividends and distributions on the BEPC exchangeable shares and LP units and each BEPC exchangeable share being exchangeable at the option of the holder for one LP unit at any time. Given the economic equivalence, we expect that the market price of BEPC exchangeable shares will be impacted by the market price of the LP units and the combined business performance of Brookfield Renewable as a whole.
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
See also the information contained in this Form 20-F under Item 3.D “Risk Factors — Other Risks Relating to BEP” and Item 3.D “Risk Factors — Risks Relating to our Relationship with Brookfield”, Item 6.A “Directors and Senior Management”, Item 7.B “Related Party Transactions” and Item 10.B “Memorandum and Articles of Association—Description of Our LP units, Preferred Units and the Amended and Restated Limited Partnership Agreement of BEP”, Item 10.B “Memorandum and Articles of Association—Description of the Amended and Restated Limited Partnership Agreement of BRELP”, and Item 7.A “Major Shareholders”.
BRP Equity
BRP Equity is an indirect wholly-owned subsidiary of BEP incorporated under the CBCA on February 10, 2010. Other than a receivable from an indirect wholly-owned subsidiary of BEP, BRP Equity has no significant assets or liabilities, no subsidiaries and no operations of its own. BRP Equity has:
•C$171,238,325 of Series 1 Shares outstanding, guaranteed by the Preference Share Guarantors. The Series 1 Shares are listed on the TSX under the symbol “BRF.PR.A”.
•C$77,763,275 of Series 2 Shares outstanding, guaranteed by the Preference Share Guarantors. The Series 2 Shares are listed on the TSX under the symbol “BRF.PR.B”.
•BRP Equity has C$249,034,975 of Series 3 Shares outstanding, guaranteed by the Guarantors. The Series 3 Shares are listed on the TSX under the symbol “BRF.PR.C”.
•BRP Equity has C$102,862,600 of Series 5 Shares outstanding, guaranteed by the Preference Share Guarantors. The Series 5 Shares are listed on the TSX under the symbol “BRF.PR.E”.
•BRP Equity has C$175,000,000 of Series 6 Shares, which are guaranteed by the Preference Share Guarantors and are listed on the TSX under the symbol “BRF.PR.F”.
Finco
Finco is an indirect wholly-owned subsidiary of BEP incorporated under the ABCA on September 14, 2011. Other than approximately C$2.7 billion aggregate principal amount of publicly issued Finco Bonds and notes and a receivable from an indirect wholly-owned subsidiary of BEP, Finco has no significant assets or liabilities, no subsidiaries and no operations of its own. The Finco Bonds are guaranteed by the Finco Bond Guarantors. See Item 10.B “Memorandum and Articles of Association”.

Inter-Corporate Relationships
The following table provides the name, the percentage of voting securities owned, or controlled or directed, directly or indirectly, by us, and the jurisdiction of incorporation, continuance, formation or organization of our significant subsidiaries as at December 31, 2020.

	Jurisdiction of Incorporation or Organization	Percentage of voting securities owned or controlled (%)
BP Brazil US Subco LLC	Delaware	100
Brookfield BRP Canada Corp.	Alberta	100
Brookfield BRP Europe Holdings (Bermuda) Limited	Bermuda	100
Brookfield Power US Holding America Co.	Delaware	100
Isagen S.A. E.S.P.(1)	Colombia	99.67
TerraForm Power NY Holdings, Inc.(1)	New York	100
(1)Voting control held, in whole or in part, through voting agreements with Brookfield

4.D    PROPERTY, PLANT AND EQUIPMENT
BEP’s registered and head office is located at 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda. BEP does not directly own any real property and its sole material asset is an approximate 58% limited partnership interest in BRELP and preferred limited partnership interests in BRELP. See also the information contained in this Form 20-F under Item 3.D “Risk Factors—Risks Relating to Our Operations and the Renewable Power Industry” and Item 5. “Operating and Financial Review and Prospects”.
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
Certain comparative figures have been reclassified to conform to the current year’s presentation.

Organization of the Management’s Discussion and Analysis

PART 1 – 2020 HIGHLIGHTS

YEAR ENDED DECEMBER 31 (MILLIONS, EXCEPT AS NOTED)	2020	2019
Operational information
Capacity (MW)	18,844	18,883
Total generation (GWh)
Long-term average generation	57,457	53,926
Actual generation	52,782	52,560

Proportionate generation (GWh)
Long-term average generation	27,998	26,189
Actual generation	26,052	26,038
Average revenue ($ per MWh)	81	78

Selected financial information
Net loss attributable to Unitholders	$(304)	$(103)
Basic loss per LP unit(1)(2)	(0.61)	(0.26)
Consolidated Adjusted EBITDA(1)(3)	2,762	2,893
Proportionate Adjusted EBITDA(1)(3)	1,614	1,444
Funds From Operations(3)	807	761
Funds From Operations per Unit(1)(3)(4)	1.32	1.30
Distribution per LP unit(1)	1.16	1.10
(1)Adjusted for the three-for-two Unit split effective December 11, 2020. Refer to PART 3 – Additional Consolidated Financial Information – Equity for further details.
(2)Average LP units for the year ended December 31, 2020 were 271.1 million (2019: 268.3 million).
(3)Non-IFRS measure. For reconciliations to the most directly comparable IFRS measure, see “Cautionary Statement Regarding Use of Non-IFRS Measures” and “PART 4 – Financial Performance Review on Proportionate Information – Reconciliation of Non-IFRS Measures”.
(4)Average Units outstanding for the year ended December 31, 2020 were 609.5 million (2019: 583.5 million), being inclusive of our LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and GP interest.

AS AT DECEMBER 31 (MILLIONS, EXCEPT AS NOTED)	December 31, 2020	December 31, 2019
Liquidity and Capital Resources
Available liquidity	$3,270	$2,695
Debt to capitalization – Corporate	6%	10%
Debt to capitalization – Consolidated	27%	34%
Borrowings non-recourse to Brookfield Renewable on a proportionate basis	82%	77%
Floating rate debt exposure on a proportionate basis(1)	4%	5%
Corporate borrowings
Average debt term to maturity	14 years	10 years
Average interest rate	3.9%	4.1%
Non-recourse borrowings on a proportionate basis
Average debt term to maturity	11 years	10 years
Average interest rate	4.0%	5.1%
(1)Excludes 5% (2019: 7%) floating rate debt exposure of certain foreign regions outside of North America and Europe due to the high cost of hedging associated with those regions.

Operations
Funds From Operations increased to $807 million or $1.32 on a per Unit basis, representing a 6% increase from the prior year driven by:
•Contributions from growth, predominately from the merger of TerraForm Power;
•Relatively higher realized prices across all regions on the back of inflation escalation and commercial contracting initiatives;
•Higher margins due to cost reduction initiatives totaling almost $40 million ($17 million net to Brookfield Renewable);
•Partially offset by lower generation – experienced some drier conditions across our fleet, particularly in regions with higher value contracts. Our reservoirs are well positioned for a strong first quarter
After deducting non-cash depreciation and other non-operating expenses, net loss attributable to Unitholders was $304 million or $0.61 per LP unit, compared to net loss attributable to Unitholders of $103 million or $0.26 per LP unit in the prior year.
We continued to focus on extending our contract profile as we completed the following:
•Secured over 200 signed contracts to deliver over 3,500 GWh of clean energy annually (which has the equivalent carbon avoidance of planting almost 30 million trees);
•During the year, we agreed to supply 100% renewable energy to one of the first planned industrial-scale green hydrogen production plants in North America and over 90% of JPMorgan’s real estate operations in New York
Liquidity and Capital Resources
Maintained ample liquidity and a strong balance sheet
•Bolstered our liquidity position, with $3.3 billion of total available liquidity and no material debt maturities over the next five years
•Capitalized on the low interest rate environment and sourced liquidity from diverse funding levers by executing on $3.4 billion of investment grade financings
◦Secured over $2.8 billion of non-recourse financings, reducing our weighted-average cost of borrowing to 4.0%
◦Extended the average duration of our corporate debt from 10 to 14 years with the issuance of approximately C$775 million of corporate green bonds
•Generated over $1 billion of proceeds ($350 million net to Brookfield Renewable) from capital recycling initiatives
Growth and Development
We broadened our investor base with the creation of BEPC. The holders of LP units of record as of July 27, 2020 received one (1) BEPC exchangeable share for every four (4) LP units held, or 0.25 BEPC exchangeable shares for each LP unit.
Following the special distribution of BEPC exchangeable shares, we completed the merger of TerraForm Power on an all-stock basis. TerraForm Power stockholders not affiliated with Brookfield Renewable received BEPC exchangeable shares or, at their election, LP units as consideration.
Agreed to invest over $4.6 billion ($2.5 billion net to Brookfield Renewable) of equity across ten transactions, deploying capital in every major market we operate, including:
•A U.S. distributed generation development platform comprising 360 MW of operating assets across nearly 600 sites and 700 MW of development assets

•An 845 MW operating and fully contracted wind portfolio in Oregon, representing one of the largest wind projects in North America and includes an attractive repowering opportunity that could increase generation by approximately 25%
•Almost 1,800 MW of shovel-ready solar development projects in Brazil, increasing the size of our development pipeline to 23,000 MW
During 2020, we continued to progress our development pipeline
•Commissioned 458 MW of development projects and continued to advance 2,789 MW of hydroelectric, wind, pumped storage, solar PV and rooftop solar developments projects. These projects are expected to be commissioned between 2021 and 2023 and generate annualized Funds From Operations of approximately $61 million

PART 2 – FINANCIAL PERFORMANCE REVIEW ON CONSOLIDATED INFORMATION
The following table reflects key financial data for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2020	2019	2018
Revenues	$3,810	$3,971	$3,797
Direct operating costs	(1,274)	(1,263)	(1,273)
Management service costs	(235)	(135)	(94)
Interest expense	(976)	(1,001)	(973)
Depreciation	(1,367)	(1,271)	(1,151)
Income tax recovery (expense)	147	(43)	343
Net (loss) income	(45)	80	583
	Average FX rates to USD
C$	1.34	1.33	1.30
	€0.88	0.89	0.85
R$	5.16	3.95	3.65
COP	3,693	3,280	2,956
Current Year Variance Analysis (2020 vs 2019)
Revenues totaling $3,810 million for the year ended December 31, 2020 represents a decrease of $161 million over the prior year. On a same store, constant currency basis, revenues decreased $107 million primarily due to lower generation relative to long-term average and the prior year when we experienced above-average hydrology conditions. The impact of lower generation was partially offset by higher average pricing which benefited from inflation indexation of our contracts and re-contracting initiatives. The benefit from growth in our portfolio through our recently acquired facilities contributed 1,303 GWh of generation and $213 million of revenues, which was partially offset by recently completed asset sales that reduced generation by 534 GWh and revenues by $79 million.
The strengthening of the U.S. dollar relative to the prior period, primarily against the Brazilian reais and Colombian peso, reduced revenues by approximately $188 million, which was partially offset by a $139 million favorable foreign exchange impact on our operating, interest and depreciation expenses.
Direct operating costs totaling $1,274 million in 2020 represents an increase of $11 million over the prior year due to cost reduction initiatives across our business and the impact of foreign exchange movements noted above being more than offset by higher power purchases, which are passed through to our customers, and additional costs due to growth from our recently acquired and commissioned facilities.
Management service costs totaling $235 million in 2020 represents an increase of $100 million over the prior year due to the growth of our business.
Interest expense totaling $976 million in 2020 represents a decrease of $25 million over the prior year due to the benefit of recent refinancing activities that reduced our average cost of borrowing and the foreign exchange movements noted above.
Net loss was $45 million in 2020 compared to net income of $80 million for the year ended December 31, 2019 due to the above noted items.

Prior Year Variance Analysis (2019 vs 2018)
Revenues totaling $3,971 million for the year ended December 31, 2019 represents an increase of $174 million over the prior year. On a same store and constant currency basis, revenues increased $108 million, primarily due to higher average realized prices attributable to the inflation indexation of our contracts, commercial contracting initiatives and higher market prices on our uncontracted volumes in Colombia, which contributed $96 million to revenues. Higher generation contributed a $12 million increase in revenues relative to the prior year due to above average hydrology conditions in the United States during the first half of the year, partially offset by lower hydrology conditions in Canada.
Foreign currency movements negatively impacted our revenues by $170 million as a result of the strengthening of the United States dollar. Recently acquired and commissioned facilities contributed $280 million to revenues which was partially offset by recently completed asset sales that reduced revenues by $44 million.
Direct operating costs totaling $1,263 million in 2019 represents a decrease of $10 million over the prior year driven by cost-savings realized in the year across our businesses and the impact of foreign exchange noted above. This was partially offset by the operating costs of our recently commissioned and acquired facilities.
Management service costs totaling $135 million in 2019 represents an increase of $41 million over the prior year due to the growth of our business.
Interest expense totaling $1,001 million in 2019 represents an increase of $28 million over the prior year as the benefit of recent refinancing activities that reduced our average cost of borrowing, lower corporate borrowings and the foreign exchange movements noted above were more than offset by the growth of our business.
Net income was $80 million in 2019 compared to net income of $583 million for the year ended December 31, 2018 due to the above noted items.

PART 3 – ADDITIONAL CONSOLIDATED FINANCIAL INFORMATION
SUMMARY CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
The following table provides a summary of the key line items on the audited annual consolidated statements of financial position as at December 31:

(MILLIONS)	2020	2019
Assets held for sale	$57	$352
Current assets	1,742	2,020
Equity-accounted investments	971	937
Property, plant and equipment, at fair value	44,590	41,055
Total assets	49,722	46,196
Liabilities directly associated with assets held for sale	14	137
Corporate borrowings	2,135	2,100
Non-recourse borrowings	15,947	15,200
Deferred income tax liabilities	5,515	4,855
Total liabilities and equity	49,722	46,196
	FX rates to USD
C$	1.27	1.30
	€0.82	0.89
R$	5.20	4.03
COP	3,432	3,277
Assets held for sale
Assets held for sale totaled $57 million as at December 31, 2020 compared to $352 million as at December 31, 2019. During the year, we completed the sale of 39 MW of solar capacity in Thailand and 33 MW of solar capacity in South Africa that was previously presented as held for sale. As at December 31, 2020, the Assets held for sale corresponds to 19 MW of solar capacity in Malaysia.
See Note 4 – Disposal of assets and Note 5 – Assets held for sale in our audited annual consolidated financial statements for additional details.
Property, plant and equipment
Property, plant and equipment totaled $44.6 billion as at December 31, 2020 compared to $41.1 billion as at December 31, 2019. The increase of $3.5 billion was primarily attributable to a $4.0 billion annual revaluation which recognized the benefit of lower discount rates and continued successful implementation of our cost savings and revenue enhancing initiatives. The acquisition of 100 MW of concentrated solar power facilities in Spain increased property, plant and equipment by $661 million and capitalized additions relating to the sustaining capital expenditures of our hydroelectric business and our ongoing construction of development projects increased property, plant and equipment by $968 million. These increases were partially offset by the sale of two operating wind facilities in Europe, resulting in a decrease of $160 million and depreciation expense associated with property, plant and equipment of $1.4 billion for the year. The increase was partially offset by the devaluation of the Brazilian reais and the Colombian peso against the U.S. dollar, which resulted in a net decrease to property, plant and equipment of $604 million.
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
Brookfield Renewable sells electricity to Brookfield through a single long-term PPA across Brookfield Renewable’s New York hydroelectric facilities.
In 2011, on formation of Brookfield Renewable, Brookfield transferred certain development projects to Brookfield Renewable for no upfront consideration but is entitled to receive variable consideration on commercial operation or sale of these projects.
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
Brookfield Renewable participates with institutional investors in Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV and Brookfield Infrastructure Debt Fund (“Private Funds”), each of which is a Brookfield sponsored fund, and in connection therewith, Brookfield Renewable, together with our institutional investors, has access to short-term financing using the Private Funds’ credit facilities.
From time to time, in order to facilitate investment activities in a timely and efficient manner, Brookfield Renewable will fund deposits or incur other costs and expenses (including by use of loan facilities to consummate, support, guarantee or issue letters of credit) in respect of an investment that ultimately will be shared with or made entirely by Brookfield sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements), Brookfield Renewable, or by co-investors.
Brookfield Asset Management has provided a $400 million committed unsecured revolving credit facility maturing in December 2021 and the interest rate applicable on the borrowed amounts is LIBOR plus up to 1.8%. As at December 31, 2020, there were no draws on the committed unsecured revolving credit facility provided by Brookfield Asset Management. Brookfield Asset Management may from time to time place funds on deposit with Brookfield Renewable which are repayable on demand including any interest accrued. There were $325 million of funds placed on deposit with Brookfield Renewable in December 2020 (2019: $600 million, which was fully repaid during the period). The interest expense on the Brookfield Asset Management revolving credit facility and deposit for the year ended December 31, 2020 was less than $1 million (2019: $6 million).
In addition to these agreements, Brookfield Renewable and Brookfield have executed other agreements that are described in Note 30 – Related party transactions in our audited annual consolidated financial statements. For a description of certain of our agreements with Brookfield, please see Item 7.B “Related Party Transactions” in our Form 20-F for the annual period ending December 31, 2020.

The following table reflects the related party agreements and transactions in the audited annual consolidated statements of income (loss), for the year ended December 31:

(MILLIONS)	2020	2019	2018
Revenues
Power purchase and revenue agreements	$286	$558	$534
Wind levelization agreement	—	1	7
	$286	$559	$541
Direct operating costs
Energy purchases	$—	$(22)	$(20)
Energy marketing fee and other services	(4)	(20)	(24)
Insurance services(1)	(24)	(23)	(25)
	$(28)	$(65)	$(69)
Interest expense
Borrowings	$(2)	$(7)	$(13)
Contract balance accretion	(13)	(8)	—
	$(15)	$(15)	$(13)
Management service costs	$(235)	$(135)	$(94)
(1)Insurance services were paid to a subsidiary of Brookfield Asset Management that brokers external insurance providers on behalf of Brookfield Renewable. The fees paid to the subsidiary of Brookfield Asset Management for the year ended December 31, 2020 were nil (2019: $1 million and 2018: less than $1 million). Beginning in 2020, insurance services were paid for directly to external insurance providers.
The following table reflects the impact of the related party agreements and transactions on the consolidated balance sheets as at December 31:

(MILLIONS)	Related party	2020	2019
Trade receivables and other current assets
Contract asset	Brookfield	$46	$51
Due from related parties
Amounts due from	Brookfield	36	48
	Equity-accounted investments and other	20	12
		$56	$60
Other long-term assets
Contract asset	Brookfield	$409	$422
Due to related parties
Amount due to	Brookfield	$455	$93
	Equity-accounted investments and other	21	10
Accrued distributions payable on LP units, BEPC exchangeable shares and Redeemable/Exchangeable partnership units and GP interest	Brookfield	30	36
		$506	$139
Other long-term liabilities
Amounts due to	Equity-accounted investments and other	$11	$7
Contract liability	Brookfield	602	562
		$613	$569

EQUITY
On December 11, 2020, Brookfield Renewable completed a three-for-two split of Units by way of a subdivision of Units (the “Unit split”), whereby Unitholders received an additional one-half of a Unit for each Unit held, resulting in the issuance of 91,600,487 LP units, 64,829,316 Redeemable/Exchangeable partnership units, 57,394,811 BEPC exchangeable shares and 1,325,754 units of GP interest. The distribution/dividend and the specified target levels of the incentive distribution were adjusted to reflect the additional number of Units that are outstanding. Brookfield Renewable's preferred units and preferred partners’ equity were not affected by the Unit split and the Unit split did not dilute Unitholders’ equity. All specified target levels of incentive distributions, Unit count and per Unit disclosures that follow are presented on a post-split basis.
General partnership interest in a holding subsidiary held by Brookfield
Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly LP unit distributions exceed specified target levels. As at December 31, 2020, to the extent that LP unit distributions exceed $0.200 per LP unit per quarter, the incentive distribution is 15% of distributions above this threshold. To the extent that quarterly LP unit distributions exceed $0.2253 per LP unit per quarter, the incentive distribution is equal to 25% of distributions above this threshold. Incentive distributions of $65 million were declared during the year ended December 31, 2020 (2019: $50 million).
Preferred equity
The Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) does not have a fixed maturity date and is not redeemable at the option of the holders. As at December 31, 2020, none of the Class A Preference Shares have been redeemed by BRP Equity.
In July 2020, the Toronto Stock Exchange accepted notice of BRP Equity's intention to renew the normal course issuer bid in connection with its outstanding Class A Preference Shares for another year to July 8, 2021, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of the Class A Preference Shares. Shareholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. There were no repurchases of Class A Preference Shares during 2020 in connection with the normal course issuer bid.
Preferred limited partners’ equity
The Class A Preferred Limited Partnership Units (“Preferred units”) of Brookfield Renewable do not have a fixed maturity date and are not redeemable at the option of the holders. As at December 31, 2020, none of the Preferred units have been redeemed by Brookfield Renewable.
During the first quarter of 2020, Brookfield Renewable issued 8,000,000 Preferred units, Series 17 (the “Series 17 Preferred units”) at a price of $25 per unit for gross proceeds of $200 million. The holders of the Series 17 Preferred units are entitled to receive a cumulative quarterly fixed distribution yielding 5.25%.
In July 2020, the Toronto Stock Exchange accepted notice of Brookfield Renewable's intention to renew the normal course issuer bid in connection with the outstanding Preferred units for another year to July 8, 2021, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of its Preferred units. Preferred unit holders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. No shares were repurchased during 2020.
Limited partners’ equity, Redeemable/Exchangeable partnership units, and BEPC exchangeable shares
As at December 31, 2020, Brookfield Asset Management owns, directly and indirectly 323,051,190 LP units, Redeemable/Exchangeable partnership units and BEPC exchangeable shares, on a combined basis, representing approximately 50% of Brookfield Renewable on a fully-exchanged basis (assuming the exchange of Redeemable/Exchangeable partnership units and BEPC exchangeable shares) and the remaining approximately 50% is held by public investors.
On July 30, 2020, Brookfield Renewable completed the “special distribution” whereby LP unitholders as of July 27, 2020 (the “Record Date”) received one exchangeable share for every four LP units held. Immediately prior to the special distribution, Brookfield Renewable Partners L.P. received BEPC exchangeable shares through a distribution by Brookfield Renewable Energy L.P. (“BRELP”), or the BRELP Distribution, of the BEPC exchangeable shares to all the holders of its equity units. As a result of the BRELP Distribution, (i) Brookfield and its subsidiaries (other than entities within Brookfield Renewable) received approximately 49.6 million BEPC exchangeable shares and (ii) Brookfield Renewable Partners L.P. received approximately 67.1 million BEPC exchangeable shares, which it subsequently distributed to its LP unit holders, including Brookfield, pursuant to the special distribution.
On July 31, 2020, following the special distribution, BEPC completed the acquisition of TerraForm Power, pursuant to which Brookfield Renewable and BEPC acquired all of the Class A common stock of TerraForm Power (“TERP common stock”) held by the public in exchange for 6,051,704 LP units and 55,552,862 BEPC exchangeable shares.
During the year ended December 31, 2020, Brookfield Renewable issued 182,966 LP units (2019: 264,894 LP units) under the distribution reinvestment plan at a total cost of $6 million (2019: $6 million).
During the year ended December 31, 2020, exchangeable shareholders of BEPC exchanged 136,517 BEPC exchangeable shares for $2 million LP units.
In December 2020, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units and entered into a normal course issuer bid for its outstanding BEPC exchangeable shares. Brookfield Renewable is authorized to repurchase up to 13,740,072 LP units and 8,609,220 BEPC exchangeable shares, representing 5% of each of its issued and outstanding LP units and BEPC exchangeable shares. The bids will expire on December 15, 2021, or earlier should Brookfield Renewable complete its repurchases prior to such date. There were no LP units or BEPC exchangeable shares repurchased during the year ended December 31, 2020. During the year ended December 31, 2019, there were 30,000 LP units repurchased at a total cost of less than $1 million.

PART 4 – FINANCIAL PERFORMANCE REVIEW ON PROPORTIONATE INFORMATION
SEGMENTED DISCLOSURES
Segmented information is prepared on the same basis that Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) manages the business, evaluates financial results, and makes key operating decisions. See “Part 9 – Presentation to Stakeholders and Performance Measurement” for information on segments and an explanation on the calculation and relevance of proportionate information.
PROPORTIONATE RESULTS FOR THE YEAR ENDED DECEMBER 31
The following chart reflects the generation and summary financial figures on a proportionate basis for the year ended December 31:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA		Funds From Operations		Net Income (Loss)
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Hydroelectric
North America	11,863	13,118	12,166	12,238	$824	$905	$562	$622	$420	$459	$68	$142
Brazil	3,663	3,707	4,004	3,996	175	234	177	181	152	150	95	59
Colombia	2,999	3,096	3,488	3,488	211	237	131	144	90	101	68	72
	18,525	19,921	19,658	19,722	1,210	1,376	870	947	662	710	231	273
Wind
North America	3,560	2,969	4,239	3,556	263	223	196	163	123	98	(4)	(87)
Europe	908	904	1,002	996	105	95	96	67	79	48	(27)	(11)
Brazil	552	630	671	647	27	37	24	28	17	19	3	1
Asia	428	291	443	290	28	20	25	16	18	10	4	6
	5,448	4,794	6,355	5,489	423	375	341	274	237	175	(24)	(91)
Solar	1,284	773	1,510	782	245	138	232	126	139	74	49	(37)
Energy transition(1)	795	550	475	196	169	132	130	87	103	70	1	42
Corporate	—	—	—	—	—	—	41	10	(334)	(268)	(561)	(290)
Total	26,052	26,038	27,998	26,189	$2,047	$2,021	$1,614	$1,444	$807	$761	$(304)	$(103)
(1)Actual generation includes 375 GWh (2019: 374 GWh) from facilities that do not have a corresponding long-term average. See PART 9 – Presentation to Stakeholders’ for why we do not consider long-term average for certain of our facilities.

HYDROELECTRIC OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for hydroelectric operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2020	2019
Generation (GWh) – LTA	19,658	19,722
Generation (GWh) – actual	18,525	19,921
Revenue	$1,210	$1,376
Other income	105	22
Direct operating costs	(445)	(451)
Adjusted EBITDA	870	947
Interest expense	(191)	(210)
Current income taxes	(17)	(27)
Funds From Operations	$662	$710
Depreciation	(333)	(332)
Deferred taxes and other	(98)	(105)
Net income	$231	$273
The following table presents our proportionate results by geography for hydroelectric operations for the year ended December 31:

	Actual Generation (GWh)		Average revenue per MWh(1)		Adjusted EBITDA		Funds From Operations		Net Income
(MILLIONS, EXCEPT AS NOTED)	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
North America
United States	9,104	10,525	$69	$68	$399	$473	$305	$358	$39	$118
Canada	2,759	2,593	77	74	163	149	115	101	29	24
	11,863	13,118	71	69	562	622	420	459	68	142
Brazil	3,663	3,707	53	63	177	181	152	150	95	59
Colombia	2,999	3,096	74	77	131	144	90	101	68	72
Total	18,525	19,921	$67	$69	$870	$947	$662	$710	$231	$273
(1)Includes realized foreign exchange hedge gains of approximately $40 million included in other income.
North America
Funds From Operations at our North American business were $420 million in 2020 versus $459 million in the prior year as higher average revenue per MWh due to the benefits from inflation indexation and cost saving initiatives were more than offset by generation that was 10% below prior year in which we benefited from above average generation (7% above long-term average). Funds from Operations were also impacted by the partial sale of a 25% interest in certain of our Canadian assets ($3 million and 64 GWh) in the first quarter of 2019.
Net income attributable to Unitholders decreased by $74 million in 2020 versus the prior year due to the above noted decrease in Funds From Operations and higher non-cash depreciation expense related to the fair value increase of our property, plant and equipment in the prior year.

Brazil
Funds From Operations at our Brazilian business were $152 million in 2020 versus $150 million in the prior year. On a local currency basis, Funds From Operations increased 32% versus the prior year primarily due to cost reduction initiatives, higher average revenue per MWh due to inflation indexation and recontracting initiatives, and a positive ruling regarding historical under allocations of generation to our facilities under the centralized pooling mechanism in Brazil. The increase was partly offset by the weakening of the Brazilian reais versus the U.S. dollar.
Net income attributable to Unitholders increased by $36 million in 2020 over the prior year driven by the above noted increase in Funds From Operations and lower non-cash depreciation expense due to the weakening of the Brazilian reais versus the U.S. dollar.
Colombia
Funds From Operations at our Colombian business were $90 million in 2020 versus $101 million in the prior year. On a local currency basis, Funds From Operations increased slightly compared to the prior year as the benefit from cost reduction initiatives and higher average revenue per MWh due to inflation indexation and recontracting initiatives were partly offset by generation that was 14% below long-term average. The increase was more than offset by the weakening of the Colombian peso versus the U.S. dollar.
Net income attributable to Unitholders decreased by $4 million in 2020 primarily due to the above noted decrease in Funds From Operations.
WIND OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for wind operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2020	2019
Generation (GWh) – LTA	6,355	5,489
Generation (GWh) – actual	5,448	4,794
Revenue	$423	$375
Other income	43	6
Direct operating costs	(125)	(107)
Adjusted EBITDA	341	274
Interest expense	(100)	(96)
Current income taxes	(4)	(3)
Funds From Operations	$237	$175
Depreciation	(273)	(219)
Deferred taxes and other	12	(47)
Net loss	$(24)	$(91)

The following table presents our proportionate results by geography for wind operations for the year ended December 31:

	Actual Generation (GWh)		Average revenue per MWh(1)		Adjusted EBITDA		Funds From Operations		Net Income (Loss)
(MILLIONS, EXCEPT AS NOTED)	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
North America
United States	2,426	1,897	$69	$67	$108	$85	$57	$45	$6	$(67)
Canada	1,134	1,072	91	90	88	78	66	53	(10)	(20)
	3,560	2,969	76	75	196	163	123	98	(4)	(87)
Europe	908	904	118	105	96	67	79	48	(27)	(11)
Brazil	552	630	50	59	24	28	17	19	3	1
Asia	428	291	71	69	25	16	18	10	4	6
Total	5,448	4,794	$80	$78	$341	$274	$237	$175	$(24)	$(91)
(1)Includes realized foreign exchange hedge gains of approximately $11 million included in other income.
North America
Funds From Operations at our North American business were $123 million in 2020 versus $98 million in the prior year, primarily due to growth from our increased ownership in TerraForm Power, net of the disposal of a 40% equity interest in an 852 MW wind portfolio in the United States ($15 million and 760 GWh) and the benefit of production guarantees under our long-term service agreements.
Net loss attributable to Unitholders decreased by $83 million over the prior year primarily due to the above noted increase in Funds From Operations and higher unrealized hedging gains on our energy contracts.
Europe
Funds From Operations at our European business were $79 million in 2020 versus $48 million in the prior year primarily due to growth from our increased ownership in TerraForm Power, net of asset sales ($6 million and 97 GWh), and a gain of $22 million realized on the sale of 47 MW of recently developed wind assets in Ireland. On a same store basis, Funds From Operations were higher than prior year as higher market prices due to generation mix and interest cost savings as a result of capital structure optimization were partly offset by lower resources.
Net loss attributable to Unitholders increased by $16 million over the prior year as the above noted increase in Funds From Operations was more than offset by higher non-cash depreciation expense.
Brazil
Funds From Operations at our Brazilian business were $17 million in 2020 versus $19 million in the prior year. On a local currency basis, Funds From Operations increased by 17% over the prior year due to inflation indexation of our contracts and cost reduction initiatives that were partially offset by lower resource. The increase was more than offset by the weakening of the Brazilian reais versus the U.S. dollar.
Net income attributable to Unitholders increased by $2 million over the prior year as lower non-cash depreciation expense due to the weakening of the Brazilian reais versus the U.S. dollar more than offset the above noted decrease in Funds From Operations.
Asia
Funds From Operations at our Asian wind business were $18 million in 2020 versus $10 million in the prior year. The increase is due to higher revenue per MWh attributable to the inflation indexation of our contracts, higher margin from our cost reduction initiatives and contribution from growth following the acquisition of 210 MW in India and 200 MW in China ($4 million and 137 GWh).

SOLAR OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for solar operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2020	2019
Generation (GWh) – LTA	1,510	782
Generation (GWh) – actual	1,284	773
Revenue	$245	$138
Other income	50	16
Direct operating costs	(63)	(28)
Adjusted EBITDA	232	126
Interest expense	(90)	(52)
Current income taxes	(3)	—
Funds From Operations	$139	$74
Depreciation	(84)	(65)
Deferred taxes and other	(6)	(46)
Net income (loss)	$49	$(37)
Funds From Operations and net income attributable to Unitholders at our solar business increased to $139 million and $21 million, respectively, in 2020 from $74 million and a net loss of $37 million, respectively, in the prior year, primarily due to the contribution from our increased ownership in TerraForm Power and other acquisitions, net of disposals of assets in South Africa and Thailand ($45 million and 570 GWh).
ENERGY TRANSITION OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for energy transition business for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2020	2019
Generation (GWh) – LTA	475	196
Generation (GWh) – actual(1)	795	550
Revenue	$169	$132
Other income	22	11
Direct operating costs	(61)	(56)
Adjusted EBITDA	130	87
Interest expense	(25)	(16)
Current income taxes	(2)	(1)
Funds From Operations	$103	$70
Depreciation	(62)	(23)
Deferred taxes and other	(40)	(5)
Net income	$1	$42
(1) Actual generation includes 375 GWh (2019: 374 GWh) from facilities that do not have a corresponding long-term average. See PART 9 – Presentation to Stakeholders’ for why we do not consider long-term average for certain of our facilities.
Funds From Operations at our energy transition business were $103 million in 2020 versus $70 million in the prior year due to the contribution from our distributed generation portfolio through our increased ownership in TerraForm Power and acquisitions ($35 million and 246 GWh).

Net income attributable to Unitholders decreased by $41 million as the above noted increase in Funds From Operations was more than offset by higher non-cash depreciation expense and higher non-cash accretion expenses.
CORPORATE
The following table presents our results for corporate for the year ended December 31:

(MILLIONS)	2020	2019
Other income	$64	$33
Direct operating costs	(23)	(23)
Adjusted EBITDA	41	10
Management service costs	(217)	(116)
Interest expense	(79)	(92)
Distributions(1)	(79)	(70)
Funds From Operations	$(334)	$(268)
Deferred taxes and other	(227)	(22)
Net loss	$(561)	$(290)
(1)Distributions on Preferred Units and Class A Preference Shares.
Management service costs totaling $217 million increased $101 million compared to the prior year due to the growth of our business.
In 2020, we recognized a provision of $231 million at our subsidiary, TerraForm Power, relating to a litigation that predates the 2017 acquisition of an initial 51% interest in TerraForm Power by Brookfield Renewable and its institutional partners.

PROPORTIONATE RESULTS FOR THE YEAR ENDED DECEMBER 31, 2019 AND 2018
The following chart reflects the generation and summary financial figures on a proportionate basis for the year ended December 31:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA		Funds From Operations		Net Income (Loss)
	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
Hydroelectric
North America	13,118	13,308	12,238	12,980	$905	$893	$622	$619	$459	$443	$142	$189
Brazil	3,707	3,633	3,996	3,927	234	244	181	173	150	142	59	3
Colombia	3,096	3,364	3,488	3,482	237	216	144	126	101	86	72	87
	19,921	20,305	19,722	20,389	1,376	1,353	947	918	710	671	273	279
Wind
North America	2,969	2,713	3,556	3,169	223	219	163	157	98	96	(87)	15
Europe	904	677	996	764	95	73	67	57	48	38	(11)	8
Brazil	630	626	647	645	37	42	28	33	19	24	1	1
Asia	291	160	290	153	20	12	16	8	10	5	6	4
	4,794	4,176	5,489	4,731	375	346	274	255	175	163	(91)	28
Solar	773	662	782	550	138	116	126	92	74	53	(37)	16
Energy transition(1)	550	610	196	174	132	115	87	74	70	52	42	21
Corporate	—	—	—	—	—	—	10	(16)	(268)	(263)	(290)	(264)
Total	26,038	25,753	26,189	25,844	$2,021	$1,930	$1,444	$1,323	$761	$676	$(103)	$80
(1)Actual generation includes 374 GWh (2018: 519 GWh) from facilities that do not have a corresponding long-term average. See PART 9 – Presentation to Stakeholders’ for why we do not consider long-term average for certain of our facilities.

HYDROELECTRIC OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for hydroelectric operations the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2019	2018
Generation (GWh) – LTA	19,722	20,389
Generation (GWh) – actual	19,921	20,305
Revenue	$1,376	$1,353
Other income	22	21
Direct operating costs	(451)	(456)
Adjusted EBITDA	947	918
Interest expense	(210)	(232)
Current income taxes	(27)	(15)
Funds From Operations	$710	$671
Depreciation	(332)	(385)
Deferred taxes and other	(105)	(7)
Net income	$273	$279
The following table presents our proportionate results by geography for hydroelectric operations for the year ended December 31:

	Actual Generation (GWh)		Average revenue Per MWh		Adjusted EBITDA		Funds From Operations		Net Income
(MILLIONS, EXCEPT AS NOTED)	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
North America
United States	10,525	9,953	$68	$67	$473	$443	$358	$325	$118	$116
Canada	2,593	3,355	74	68	149	176	101	118	24	73
	13,118	13,308	69	67	622	619	459	443	142	189
Brazil	3,707	3,633	63	67	181	173	150	142	59	3
Colombia	3,096	3,364	77	64	144	126	101	86	72	87
Total	19,921	20,305	$69	$67	$947	$918	$710	$671	$273	$279
North America
Funds From Operations at our North American business were $459 million in 2019 versus $443 million in the prior year. Higher average realized revenue per MWh in Canada due to inflation indexation of our contracts and higher same store generation due to strong hydrology conditions in the United States (6% above prior year and 10% above long-term average) more than offset the impact to Funds From Operations from the sale of a 25% interest in certain of our Canadian assets ($24 million and 670 GWh).
Net income attributable to Unitholders decreased by $47 million in 2019 over the prior year as the above noted increase in Funds From Operations were more than offset by higher non-cash expenses on certain energy contracts.
Brazil
Funds From Operations at our Brazilian business were $150 million in 2019 versus $142 million in the prior year. On a local currency basis, Funds From Operations increased 15% versus the prior year due to the benefit of higher same store generation, a positive ruling reaffirming the historical generation of our facilities, and growth of our portfolio through development projects that contributed 63 GWh and $2 million to Funds from Operations. These increases were partially offset by the weakening of the Brazilian reais versus the United States dollar.

Net income attributable to Unitholders increased by $56 million in 2019 over the prior year driven by the above noted increase in Funds From Operations and lower depreciation expense due to the weakening of the Brazilian reais versus the United States dollar.
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
WIND OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for wind operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2019	2018
Generation (GWh) – LTA	5,489	4,731
Generation (GWh) – actual	4,794	4,176
Revenue	$375	$346
Other income	6	13
Direct operating costs	(107)	(104)
Adjusted EBITDA	274	255
Interest expense	(96)	(93)
Current income taxes	(3)	1
Funds From Operations	$175	$163
Depreciation	(219)	(182)
Deferred taxes and other	(47)	47
Net (loss) income	$(91)	$28
The following table presents our proportionate results by geography for wind operations for the year ended December 31:

	Actual Generation (GWh)		Average revenue per MWh		Adjusted EBITDA		Funds From Operations		Net Income (Loss)
(MILLIONS, EXCEPT AS NOTED)	2019	2018	2019	2018	2019	2018	2019	2018	2019	2018
North America
United States	1,897	1,613	$67	$76	$85	$76	$45	$36	$(67)	$30
Canada	1,072	1,100	90	88	78	81	53	60	(20)	(15)
	2,969	2,713	75	81	163	157	98	96	(87)	15
Europe	904	677	105	110	67	57	48	38	(11)	8
Brazil	630	626	59	69	28	33	19	24	1	1
Asia	291	160	69	66	16	8	10	5	6	4
Total	4,794	4,176	$78	$84	$274	$255	$175	$163	$(91)	$28

North America
Funds From Operations at our North American business were $98 million versus $96 million in the prior year. The contributions from growth in our portfolio as a result of increasing our ownership in TerraForm Power and cost-reduction initiatives were partially offset by the impact of lower same store generation relative to the prior year.
Net loss attributable to Unitholders increased by $102 million over the prior year due to higher depreciation as a result of the growth of our portfolio and unrealized hedging losses.
Europe
Funds From Operations at our European business were $48 million versus $38 million in the prior year. The growth of our portfolio following the commissioning of 51 MW of new wind capacity and a full year contribution from recently completed acquisitions contributed 199 GWh and $13 million to Funds From Operations, net of asset sales. Excluding an $8 million gain on the sale of a development project in the United Kingdom that benefited the prior year, Funds From Operations increased $5 million primarily as a result of stronger resource, operating cost reduction initiatives, and interest cost savings due to capital structure optimization.
Net loss attributable to Unitholders decreased by $19 million over the prior year as the above noted increase in Funds From Operations was more than offset by higher unrealized hedging losses.
Brazil
Funds From Operations at our Brazilian business were $19 million versus $24 million in the prior year as a result of lower average realized prices due to a commercial initiative that benefited the prior year and the weakening of the Brazilian reais versus the United States dollar.
Net income attributable to Unitholders was consistent with the prior year as the above noted decrease in Funds From Operations was fully offset by unrealized foreign exchange losses in the prior year and lower depreciation expense due to the weakening of the Brazilian reais versus the United States dollar.
Asia
Funds From Operations and Net income attributable to Unitholders at our Asian wind business were $10 million and $6 million, an increase from $5 million and $4 million, respectively, relative to the prior year. The increase is primarily due to the contribution from the acquisition of 410 MW of capacity in Asia during the year ($6 million and 123 GWh).

SOLAR OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for solar operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2019	2018
Generation (GWh) – LTA	782	550
Generation (GWh) – actual	773	662
Revenue	$138	116
Other income	16	4
Direct operating costs	(28)	(28)
Adjusted EBITDA	126	92
Interest expense	(52)	(40)
Current income taxes	—	1
Funds From Operations	$74	$53
Depreciation	(65)	(32)
Deferred taxes and other	(46)	(5)
Net (loss) income	$(37)	$16
Funds From Operations at our solar business increased to $74 million from $53 million in the prior year primarily due to the contribution from growth in our business and a full-year contribution from our recently acquired and commissioned facilities.
Net loss attributable to Unitholders at our solar business was $37 million versus net income of $16 million in the prior year as the above noted increase in Funds From Operations was more than offset by higher depreciation as we expanded our solar fleet and unrealized hedging losses.
ENERGY TRANSITION OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for energy transition business for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2019	2018
Generation (GWh) – LTA	196	174
Generation (GWh) – actual(1)	550	610
Revenue	$132	$115
Other income	11	1
Direct operating costs	(56)	(42)
Adjusted EBITDA	87	74
Interest expense	(16)	(22)
Current income taxes	(1)	—
Funds From Operations	$70	$52
Depreciation	(23)	(30)
Deferred taxes and other	(5)	(1)
Net income	$42	$21
(1)Actual generation includes 374 GWh (2018: 519 GWh) from facilities that do not have a corresponding long-term average. See PART 9 – Presentation to Stakeholders’ for why we do not consider long-term average for certain of our facilities.
Funds From Operations and net income attributable to Unitholders at our energy transition businesses were $70 million and $42 million, respectively, versus $52 million and $21 million, respectively, in the prior year due to growth in our business, including the acquisition of a 322 MW distributed generation portfolio, partially offset by lower realized capacity prices in the northeast United States and lower generation at our biomass facilities in Brazil.
CORPORATE
The following table presents our results for corporate for the year ended December 31:

(MILLIONS)	2019	2018
Other income	$33	$7
Direct operating costs	(23)	(23)
Adjusted EBITDA	10	(16)
Management service costs	(116)	(84)
Interest expense	(92)	(99)
Distributions(1)	(70)	(64)
Funds From Operations	$(268)	$(263)
Deferred taxes and other	(22)	(1)
Net loss	$(290)	$(264)
(1)Distributions on Preferred Units and Class A Preference Shares.
Management service costs totaling $116 million increased $32 million compared to the prior year due to the growth of our business.
Distributions attributable to Preferred LP units and shares increased $6 million compared to the prior year due to the C$175 million ($131 million) Preferred LP units issuance completed in the first quarter of 2019.

RECONCILIATION OF NON-IFRS MEASURES
The following table reflects Adjusted EBITDA and Funds From Operations and provides a reconciliation to net income (loss) for the year ended December 31, 2020:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non-controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Energy transition	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	$824	$175	$211	$263	$105	$27	$28	$245	$169	$—	$2,047	$(72)	$1,835	$3,810
Other income	39	54	12	11	26	3	3	50	22	64	284	(29)	(127)	128
Direct operating costs	(301)	(52)	(92)	(78)	(35)	(6)	(6)	(63)	(61)	(23)	(717)	34	(591)	(1,274)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	67	31	98
Adjusted EBITDA	562	177	131	196	96	24	25	232	130	41	1,614	—	1,148
Management service costs	—	—	—	—	—	—	—	—	—	(217)	(217)	—	(18)	(235)
Interest expense	(143)	(18)	(30)	(73)	(15)	(6)	(6)	(90)	(25)	(79)	(485)	20	(511)	(976)
Current income taxes	1	(7)	(11)	—	(2)	(1)	(1)	(3)	(2)	—	(26)	4	(44)	(66)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(54)	(54)	—	—	(54)
Preferred equity	—	—	—	—	—	—	—	—	—	(25)	(25)	—	—	(25)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(24)	(13)	(37)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(562)	(562)
Funds From Operations	420	152	90	123	79	17	18	139	103	(334)	807	—	—
Depreciation	(246)	(66)	(21)	(180)	(70)	(14)	(9)	(84)	(62)	(4)	(756)	21	(632)	(1,367)
Foreign exchange and financial instrument gain (loss)	(47)	3	(2)	47	(17)	—	(1)	(3)	(9)	(6)	(35)	8	154	127
Deferred income tax recovery (expense)	36	5	(3)	28	7	—	2	20	5	75	175	(6)	44	213
Other	(95)	1	4	(22)	(26)	—	(6)	(23)	(36)	(292)	(495)	11	52	(432)
Share of earnings from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(34)	—	(34)
Net income attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	382	382
Net income (loss) attributable to Unitholders(2)	$68	$95	$68	$(4)	$(27)	$3	$4	$49	$1	$(561)	$(304)	$—	$—	$(304)
(1)Share of earnings from equity-accounted investments of $27 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $180 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net income attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

The following table reflects Adjusted EBITDA and Funds From Operations and provides a reconciliation to net income (loss) for the year ended December 31, 2019:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non-controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Energy transition	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	$905	$234	$237	$223	$95	$37	$20	$138	$132	$—	$2,021	$(79)	$2,029	$3,971
Other income	3	19	—	2	4	—	—	16	11	33	88	(8)	25	105
Direct operating costs	(286)	(72)	(93)	(62)	(32)	(9)	(4)	(28)	(56)	(23)	(665)	34	(632)	(1,263)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	53	27	80
Adjusted EBITDA	622	181	144	163	67	28	16	126	87	10	1,444	—	1,449
Management service costs	—	—	—	—	—	—	—	—	—	(116)	(116)	—	(19)	(135)
Interest expense	(156)	(20)	(34)	(66)	(17)	(8)	(5)	(52)	(16)	(92)	(466)	13	(548)	(1,001)
Current income taxes	(7)	(11)	(9)	1	(2)	(1)	(1)	—	(1)	—	(31)	2	(41)	(70)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(44)	(44)	—	—	(44)
Preferred equity	—	—	—	—	—	—	—	—	—	(26)	(26)	—	—	(26)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(15)	(12)	(27)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(829)	(829)
Funds From Operations	459	150	101	98	48	19	10	74	70	(268)	761	—	—
Depreciation	(227)	(84)	(21)	(150)	(47)	(17)	(5)	(65)	(23)	(4)	(643)	13	(641)	(1,271)
Foreign exchange and financial instrument gain (loss)	11	(5)	(2)	(2)	(10)	(3)	1	1	(3)	(18)	(30)	(2)	(4)	(36)
Deferred income tax recovery (expense)	(27)	4	(4)	—	10	—	—	1	—	46	30	—	(3)	27
Other	(74)	(6)	(2)	(33)	(12)	2	—	(48)	(2)	(46)	(221)	9	(64)	(276)
Share of earnings from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(20)	(4)	(24)
Net income attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	716	716
Net income (loss) attributable to Unitholders(2)	$142	$59	$72	$(87)	$(11)	$1	$6	$(37)	$42	$(290)	$(103)	$—	$—	$(103)
(1)Share of earnings from equity-accounted investments of $29 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $113 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net income attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

The following table reflects Adjusted EBITDA and Funds From Operations and provides a reconciliation to net income (loss) for the year ended December 31, 2018:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non-controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Energy transition	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	$893	$244	$216	$219	$73	$42	$12	$116	$115	$—	$1,930	$(76)	$1,943	$3,797
Other income	12	5	4	2	11	—	—	4	1	7	46	—	29	75
Direct operating costs	(286)	(76)	(94)	(64)	(27)	(9)	(4)	(28)	(42)	(23)	(653)	27	(647)	(1,273)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	49	22	71
Adjusted EBITDA	619	173	126	157	57	33	8	92	74	(16)	1,323	—	1,347
Management service costs	—	—	—	—	—	—	—	—	—	(84)	(84)	—	(10)	(94)
Interest expense	(172)	(22)	(38)	(63)	(17)	(9)	(4)	(40)	(22)	(99)	(486)	14	(501)	(973)
Current income taxes	(4)	(9)	(2)	2	(2)	—	1	1	—	—	(13)	1	(20)	(32)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(38)	(38)	—	—	(38)
Preferred equity	—	—	—	—	—	—	—	—	—	(26)	(26)	—	—	(26)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(15)	(10)	(25)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(806)	(806)
Funds From Operations	443	142	86	96	38	24	5	53	52	(263)	676	—	—
Depreciation	(231)	(136)	(18)	(124)	(43)	(13)	(2)	(32)	(30)	(2)	(631)	13	(533)	(1,151)
Foreign exchange and financial instrument gain (loss)	(1)	(1)	7	30	9	(10)	3	(16)	(1)	—	20	(1)	18	37
Deferred income tax recovery (expense)	(1)	1	18	43	2	—	—	24	12	24	123	—	252	375
Other	(21)	(3)	(6)	(30)	2	—	(2)	(13)	(12)	(23)	(108)	1	(99)	(206)
Share of earnings from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(13)	(5)	(18)
Net income attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	367	367
Net income (loss) attributable to Unitholders(2)	$189	$3	$87	$15	$8	$1	$4	$16	$21	$(264)	$80	$—	$—	$80
(1)Share of earnings from equity-accounted investments of $28 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $439 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net income attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) attributable to Unitholders is reconciled to Funds From Operations, Proportionate Adjusted EBITDA and Consolidated Adjusted EBITDA for the years indicated:

(MILLIONS)	2020	2019	2018
Net income (loss) attributable to:
Limited partners’ equity	$(184)	$(88)	$23
General partnership interest in a holding subsidiary held by Brookfield	62	50	41
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	(133)	(65)	16
Class A Shares of Brookfield Renewable Corporation	(49)	—	—
Net income (loss) attributable to Unitholders	$(304)	$(103)	$80
Depreciation	756	643	631
Foreign exchange and financial instruments loss (gain)	35	30	(20)
Deferred income tax (recovery) expense	(175)	(30)	(123)
Other	495	221	108
Funds From Operations	$807	$761	$676
Distributions attributable to:
Preferred limited partners’ equity	54	44	38
Preferred equity	25	26	26
Current income taxes	26	31	13
Interest expense	485	466	486
Management service costs	217	116	84
Proportionate Adjusted EBITDA	$1,614	$1,444	$1,323
Attributable to non-controlling interests	1,148	1,449	1,347
Consolidated Adjusted EBITDA	$2,762	$2,893	$2,670
The following table reconciles the per unit non-IFRS financial measures to the most directly comparable IFRS measures. Basic earnings per LP unit is reconciled to Funds From Operations per Unit, for the years indicated:

	2020	2019	2018
Basic loss per LP unit(1)(2)	$(0.61)	$(0.26)	$0.07
Depreciation	1.24	1.10	1.08
Foreign exchange and financial instruments loss (gain)	0.06	0.05	(0.03)
Deferred income tax (recovery) expense	(0.29)	(0.05)	(0.21)
Other	0.92	0.46	0.24
Funds From Operations per Unit(1)(3)	$1.32	$1.30	$1.15
(1)Adjusted for the three-for-two Unit split effective December 11, 2020.
(2)During the year ended December 31, 2020, on average there were 271.1 million LP units outstanding (2019: 268.3 million, 2018: 270.4 million, 2017: 260.2 million, 2016: 234.6 million).
(3)Average units outstanding, for the year ended December 31, 2020, were 609.5 million (2019: 583.5 million, 2018: 585.6 million, 2017: 575.4 million, 2016: 549.8 million), being inclusive of GP interest, Redeemable/Exchangeable partnership units, LP units, and BEPC exchangeable shares.

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
The following table sets out our contracts over the next five years for generation output in North America, Europe and certain other countries, assuming long-term average on a proportionate basis. The table excludes Brazil and Colombia, where we would expect the energy associated with maturing contracts to be re-contracted in the normal course given the construct of the respective power markets. In these countries we currently have a contracted profile of approximately 95% and 70%, respectively, of the long-term average and we would expect to maintain this going forward. Overall, our portfolio has a weighted-average remaining contract duration of 14 years on a proportionate basis.

(GWh, except as noted)	2021	2022	2023	2024	2025
Hydroelectric
North America
United States(1)	7,634	6,547	4,575	4,575	4,575
Canada	2,144	2,097	2,020	2,006	2,006
	9,778	8,644	6,595	6,581	6,581
Wind
North America
United States	2,840	2,777	2,802	2,305	2,295
Canada	1,358	1,358	1,358	1,358	1,358
	4,198	4,135	4,160	3,663	3,653
Europe	1,220	1,220	1,209	1,140	1,076
Asia	417	417	417	417	290
	5,835	5,772	5,786	5,220	5,019
Solar – Utility	1,890	1,910	1,924	1,929	1,923
Energy transition	708	705	702	696	686
Contracted on a proportionate basis	18,211	17,031	15,007	14,426	14,209
Uncontracted on a proportionate basis	3,501	4,681	6,705	7,286	7,503
Long-term average on a proportionate basis	21,712	21,712	21,712	21,712	21,712
Non-controlling interests	13,563	13,563	13,563	13,563	13,563
Total long-term average	35,275	35,275	35,275	35,275	35,275
Contracted generation as a % of total generation on a proportionate basis	84%	78%	69%	66%	65%
Price per MWh – total generation on a proportionate basis	$91	$94	$103	$105	$107
(1)Includes generation of 2,421 GWh for 2021 and 2,047 GWh for 2022 secured under financial contracts.
Weighted-average remaining contract durations on a proportionate basis are 16 years in North America, 14 years in Europe, 8 years in Brazil, 3 years in Colombia, and 18 years across our remaining jurisdictions.
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

The majority of Brookfield Renewable’s long-term power purchase agreements within our North American and European businesses are with investment-grade rated or creditworthy counterparties. The economic exposure of our contracted generation on a proportionate basis is distributed as follows: power authorities (39%), distribution companies (24%), industrial users (20%) and Brookfield (17%).

PART 5 – LIQUIDITY AND CAPITAL RESOURCES
CAPITALIZATION
A key element of our financing strategy is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment-grade basis with no maintenance covenants. Substantially all of our debt is either investment grade rated or sized to investment grade and approximately 90% of debt is project level.
The following table summarizes our capitalization as at December 31:

	Corporate		Consolidated
(MILLIONS, EXCEPT AS NOTED)	2020	2019	2020	2019
Corporate credit facility(1)	$—	$299	$—	$299
Commercial paper(1)(2)	3	—	3	—
Debt
Medium term notes(3)	2,140	1,808	2,140	1,808
Non-recourse borrowings(4)	—	—	16,006	15,227
	2,140	1,808	18,146	17,035
Deferred income tax liabilities, net(5)	—	—	5,310	4,689
Equity
Non-controlling interest	—	—	11,100	11,086
Preferred equity	609	597	609	597
Preferred limited partners’ equity	1,028	833	1,028	833
Unitholders’ equity	9,030	7,964	9,030	7,964
Total capitalization	$12,807	$11,202	$45,223	$42,204
Debt-to-total capitalization	17%	16%	40%	40%
Debt-to-total capitalization (market value)(6)	6%	10%	27%	34%
(1)Draws on corporate credit facilities and commercial paper issuances are excluded from the debt-to-total capitalization ratios as they are not a permanent source of capital.
(2)Our commercial paper program is supplemented by our $1.75 billion corporate credit facilities with a weighted-average maturity of four years.
(3)Medium term notes are unsecured and guaranteed by Brookfield Renewable and excludes $8 million (2019: $7 million) of deferred financing fees, net of unamortized premiums.
(4)Consolidated non-recourse borrowings include $15 million (2019: $142 million) borrowed under a subscription facility of a Brookfield sponsored private fund and excludes $59 million (2019: $27 million) of deferred financing fees, net of unamortized premiums.
(5)Deferred income tax liabilities less deferred income tax assets.
(6)Based on market values of Preferred equity, Preferred limited partners’ equity and Unitholders’ equity.

AVAILABLE LIQUIDITY
The following table summarizes the available liquidity as at December 31:

(MILLIONS)	2020	2019
Brookfield Renewable's share of cash and cash equivalents	$291	$143
Investments in marketable securities	183	95
Corporate credit facilities
Authorized credit facilities(1)	2,150	2,150
Draws on credit facilities	—	(299)
Authorized letter of credit facility	400	400
Issued letters of credit	(300)	(266)
Available portion of corporate credit facilities	2,250	1,985
Available portion of subsidiary credit facilities on a proportionate basis	546	472
Available liquidity	$3,270	$2,695
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
BORROWINGS
The composition of debt obligations, overall maturity profile, and average interest rates associated with our borrowings and credit facilities on a proportionate basis as at December 31 is presented in the following table:

	2020			2019
	Weighted-average			Weighted-average
(MILLIONS, EXCEPT AS NOTED)	Interest rate %	Term (years)	Total	Interest rate %	Term (years)	Total
Corporate borrowings
Medium term notes	3.9	14	$2,140	4.1	10	$1,808
Credit facilities	N/A	4	—	2.9	5	299
Commercial paper(1)	0.4	<1	3	N/A	N/A	N/A
Proportionate non-recourse borrowings
Hydroelectric	4.6	9	4,123	5.6	10	3,727
Wind	3.9	10	2,540	4.5	10	1,742
Solar	3.3	13	2,534	4.9	12	1,158
Energy transition	4.0	11	864	4.6	5	547
	4.0	11	10,061	5.1	10	7,174
			$12,204			$9,281
Proportionate unamortized financing fees, net of unamortized premiums			(45)			(46)
			12,159			9,235
Equity-accounted borrowings			(332)			(431)
Non-controlling interests			6,255			8,496
As per IFRS Statements			$18,082			$17,300
(1)Our commercial paper program is supplemented by our $1.75 billion corporate credit facilities.

The following table summarizes our undiscounted principal repayments, scheduled amortization and interest repayable on a proportionate basis as at December 31, 2020:

(MILLIONS)	2021	2022	2023	2024	2025	Thereafter	Total
Debt principal repayments(1)
Medium term notes(2)	$—	$—	$—	$—	$314	$1,826	$2,140
Non-recourse borrowings
Credit facilities	48	30	100	—	—	—	178
Hydroelectric	—	210	487	81	328	1,826	2,932
Wind	—	9	184	—	—	503	696
Solar	—	—	207	—	5	416	628
Energy transition	62	—	54	—	152	—	268
	110	249	1,032	81	485	2,745	4,702
Amortizing debt principal repayments
Non-recourse borrowings
Hydroelectric	122	99	92	98	92	586	1,089
Wind	161	167	169	175	166	960	1,798
Solar	129	123	122	130	134	1,238	1,876
Energy transition	50	46	49	34	28	389	596
	462	435	432	437	420	3,173	5,359
Total	$572	$684	$1,464	$518	$1,219	$7,744	$12,201
Interest payable(1)(3)
Corporate borrowings(1)	$83	$83	$83	$83	$77	$728	$1,137
Non-recourse borrowings
Hydroelectric	188	171	160	145	131	546	1,341
Wind	106	99	90	80	73	245	693
Solar	110	103	90	80	74	297	754
Energy transition	24	17	17	18	13	41	130
	428	390	357	323	291	1,129	2,918
Total	$511	$473	$440	$406	$368	$1,857	$4,055
(1)Draws on corporate credit facilities and commercial paper issuances are excluded from the debt repayment schedule as they are not a permanent source of capital.
(2)Medium term notes are unsecured and guaranteed by Brookfield Renewable and excludes $8 million (2019: $7 million) of deferred financing fees, net of unamortized premiums.
(3)Represents aggregate interest payable expected to be paid over the entire term of the obligations, if held to maturity. Variable rate interest payments have been calculated based on estimated interest rates.
We remain focused on refinancing near-term facilities on acceptable terms and maintaining a manageable maturity ladder. We do not anticipate material issues in addressing our borrowings through 2025 on acceptable terms and will do so opportunistically based on the prevailing interest rate environment.
CAPITAL EXPENDITURES
We fund growth capital expenditures with cash flow generated from operations, supplemented by non-recourse debt sized to investment grade coverage and covenant thresholds. This is designed to ensure that our investments have stable capital structures supported by a substantial level of equity and that cash flows at the asset level can be remitted freely to our company. This strategy also underpins our investment grade profile.
To fund large scale development projects and acquisitions, we will evaluate a variety of capital sources including proceeds from selling mature businesses, in addition to raising money in the capital markets through equity, debt and preferred share issuances. Furthermore, we have $2.15 billion committed revolving credit facilities available for investments and acquisitions, as well as funding the equity component of organic growth initiatives. The facilities are intended, and have historically been used, as a bridge to a long-term financing strategy rather than a permanent source of capital.
CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the key items in the audited annual consolidated statements of cash flows, for the year ended December 31:

(MILLIONS)	2020	2019	2018
Cash flow provided by (used in):
Operating activities	$1,296	$1,554	$1,286
Financing activities	(792)	(402)	(684)
Investing activities	(426)	(1,211)	(1,077)
Foreign exchange (loss) gain on cash	13	(6)	(22)
(Decrease) increase in cash and cash equivalents	$91	$(65)	$(497)
Operating Activities
Cash flows provided by operating activities for the year ended December 31, 2020, net of working capital changes, totaled $1,451 million compared to $1,607 million in 2019 and $1,380 million in 2018, reflecting the strong operating performance of our business during the periods.
The net change in working capital balances shown in the audited annual consolidated statements of cash flows is comprised of the following:

(MILLIONS)	2020	2019	2018
Trade receivables and other current assets	$(2)	$(66)	$(122)
Accounts payable and accrued liabilities	(91)	17	(18)
Other assets and liabilities	(62)	(4)	46
	$(155)	$(53)	$(94)
Financing Activities
Cash flows used in financing activities totaled $792 million for the year ended December 31, 2020. Our investment grade balance sheet provided access to multiple sources of capital to fund the growth of our business as discussed below in our investing activities. This included proceeds raised from our inaugural $200 million Series 17 Preferred Units in the United States during the first quarter of 2020, our issuance of C$350 million ($248 million) ten-year corporate green bonds, and C$425 million ($319 million) thirty-year corporate green bonds, the sale of a 40% equity interest in an 852 MW wind portfolio in the United States and net up-financing proceeds received from non-recourse financings, commercial paper and corporate credit facilities, which was more than offset by the repayments of borrowings, including our repayment of C$400 million ($304 million) Series 8 medium term notes prior to maturity.
Distributions paid during the year ended December 31, 2020, 2019 and 2018 to Unitholders were $769 million, $684 million and $643 million, respectively. We increased our distributions to $1.16 per LP unit (adjusted for the special distribution and Unit split) in 2020 (2019: $1.10 and 2018: $1.05), representing a 5% increase per LP unit, which took effect in the first quarter of 2020. The distributions paid to preferred shareholders, preferred limited partners’ unitholders and participating non-controlling interests in operating subsidiaries totaled $628 million, $913 million and $733 million, respectively.
Cash flows used in financing activities totaled $402 million for the year ended December 31, 2019. To further optimize our capital structure and enhance our liquidity position, we issued C$175 million Series 15 Preferred Units in the first quarter of 2019 and issued $4.3 billion of long-term debt, including C$600 million corporate green bond financings in Canada, offset by repayments of $3.8 billion during the year, including the early redemption of our

Series 7 (C$450 million) medium term notes due 2020 which extended the average maturity of our medium term notes to ten years. To support our growth and recycle capital into more accretive opportunities, we completed the sale of an additional 25% non-controlling interest in a portfolio of select Canadian hydroelectric assets in the first quarter of 2019 for proceeds of $268 million. Distributions paid to non-controlling interests of our operating subsidiaries increased to $844 million in 2019, primarily due to the strong performance of our Colombian business during the year.
Cash flows used in financing activities totaled $684 million for the year ended December 31, 2018. We completed the sale of a 25% non-controlling interest in a portfolio of select Canadian hydroelectric assets in the fourth quarter of 2018 for proceeds of $300 million. To optimize our capital structure and enhance our liquidity position, we issued Preferred Units during the first quarter of 2018 for net proceeds of $196 million. Distributions of $670 million were paid to non-controlling interests of our operating subsidiaries, of which $251 million is attributable to the growth in our portfolio.
Investing Activities
Cash flows used in investing activities totaled $426 million for the year ended December 31, 2020. We invested $316 million into our acquisitions, equity-accounted investments and other financial investments, including a 100 MW solar portfolio in Spain, the second tranche of our convertible securities of TransAlta and a portfolio of loans secured by almost 2,500 MW of operating assets from one of the largest non-banking financial companies in India. These investments were partially funded by the proceeds received from the completed sale of 47 MW of wind assets in Ireland completed during the fourth quarter of 2020. Our continued investment in our property, plant and equipment, including the construction of 1,800 MW of shovel-ready solar development projects in Brazil, was $447 million.
Cash flows used in investing activities totaled $1,211 million for the year ended December 31, 2019. During the fourth quarter of 2019, we invested $144 million into our equity-accounted investments, including the formation of a 50-50 joint venture in respect of X-Elio. This investment was partially funded by the proceeds received from the completed sales of five of the six projects making up our wind and solar portfolio in South Africa and 191 MW of wind assets in Europe. Our continued investment in our property, plant and equipment was $460 million. The cash used to acquire a 210 MW wind portfolio in India, a 200 MW wind facility in China, and a 320 MW distributed generation solar facility in the United States totaled $983 million, net of cash acquired.
Cash flows used in investing activities totaled $1,077 million for the year ended December 31, 2018. Our continued investment in our property, plant and equipment was $271 million. The cash used to acquire Saeta, a Spanish renewable power company with over 1,000 MW of solar and wind facilities, a 49 MW solar and wind portfolio in South Africa and a 23 MW wind portfolio in Ireland in the fourth quarter of 2018 totaled $970 million, net of cash acquired.

SHARES AND UNITS OUTSTANDING
Shares and units outstanding as at December 31 are as follows:

	2020	2019
Class A Preference Shares(1)	31,035,967	31,035,967

Preferred Units(2)
Balance, beginning of year	44,885,496	37,885,496
Issuance	8,000,000	7,000,000
Balance, end of year	52,885,496	44,885,496

GP interest(3)	3,977,260	3,977,260

Redeemable/Exchangeable partnership units(3)	194,487,939	194,487,939

BEPC exchangeable shares(3)	172,180,417	—

LP units(3)
Balance, beginning of year	268,466,704	268,231,810
Issued pursuant to merger with TerraForm Power.......	6,051,704	—
Distribution reinvestment plan	182,965	264,894
Exchanged for BEPC exchangeable shares......	136,517	—
Repurchased for cancellation	—	(30,000)
Balance, end of year	274,837,890	268,466,704

Total LP units on a fully-exchanged basis(4)	641,506,246	462,954,643
(1)Class A Preference Shares are broken down by series as follows: 6,849,533 Series 1 Class A Preference Shares are outstanding; 3,110,531 Series 2 Class A Preference Shares are outstanding; 9,961,399 Series 3 Class A Preference Shares are outstanding; 4,114,504 Series 5 Class A Preference Shares are outstanding; and 7,000,000 Series 6 Class A Preference Shares are outstanding.
(2)Preferred Units are broken down by series and certain series are convertible on a one-for-one basis at the option of the holder as follows: 2,885,496 Series 5 Preferred Units are outstanding; 7,000,000 Series 7 Preferred Units are outstanding (convertible for Series 8 Preferred Units beginning on January 31, 2021); 8,000,000 Series 9 Preferred Units are outstanding (convertible for Series 10 Preferred Units beginning on July 31, 2021); 10,000,000 Series 11 Preferred Units are outstanding (convertible for Series 12 Preferred Units beginning on April 30, 2022); 10,000,000 Series 13 Preferred Units are outstanding (convertible for Series 14 Preferred Units beginning on April 30, 2023); 7,000,000 Series 15 Preferred Units are outstanding (convertible for Series 16 Preferred Units beginning on April 30, 2024); and 8,000,000 Series 17 Preferred Units are outstanding.
(3)Adjusted to reflect the three-for-two Unit split effective December 11, 2020.
(4)The fully-exchanged amounts assume the exchange of all Redeemable/Exchangeable partnership units and BEPC exchangeable shares for LP units.

DIVIDENDS AND DISTRIBUTIONS
The following table summarizes the dividends and distributions declared and paid, for the year ended December 31:

	Declared			Paid
(MILLIONS)	2020	2019	2018	2020	2019	2018
Class A Preference Shares	$25	$26	$26	$25	$26	$26
Class A Preferred LP units	$54	$44	$38	$52	$43	$37
Participating non-controlling interests – in operating subsidiaries	$551	$844	$664	$551	$844	$670
GP Interest and incentive distributions	$70	$55	$45	$70	$54	$44
Redeemable/Exchangeable partnership units	$250	$268	$255	$250	$267	$254
BEPC exchangeable shares	$116	$—	$—	$100	$—	$—
LP units	$349	$370	$355	$349	$363	$345
LP unit distributions per unit on an annualized basis were increased as follows:

Date of Increase	Amount of Increase	% Increase	Annual Distribution	Distribution Effective Date
February 2016	$0.06	7%	$0.95	March 2016
February 2017	$0.05	5%	$1.00	March 2017
February 2018	$0.05	5%	$1.05	March 2018
February 2019	$0.05	5%	$1.10	March 2019
February 2020	$0.06	5%	$1.16	March 2020
February 2021	$0.06	5%	$1.22	March 2021

CONTRACTUAL OBLIGATIONS
Please see Note 29 – Commitments, contingencies and guarantees in the audited annual consolidated financial statements for further details on the following:
•Commitments – Water, land, and dams usage agreements, and agreements and conditions on committed acquisitions of operating portfolios and development projects;
•Contingencies – Legal proceedings, arbitrations and actions arising in the normal course of business, and providing for letters of credit; and
•Guarantees – Nature of all the indemnification undertakings
OFF-STATEMENT OF FINANCIAL POSITION ARRANGEMENTS
Brookfield Renewable does not have any off-statement of financial position arrangements that have or are reasonably likely to have a material current or future effect on our financial condition, changes in financial condition, revenues or expenses, results of operations, liquidity, capital expenditures or capital resources that are material to investors.
Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for reserve accounts. As at December 31, 2020, letters of credit issued amounted to $716 million (2019: $718 million).

In connection to an adverse summary judgment ruling received in a litigation relating to a historical contract dispute at its subsidiary, TerraForm Power, in which the plaintiffs were awarded approximately $231 million plus 9% annual non-compounding interest that has accrued at the New York State statutory rate since May 2016, a surety bond was posted with the court for the judgment amount plus one year of additional 9% interest on the judgment amount. See Note 29 – Commitments, contingencies and guarantees in the audited annual consolidated financial statements for further details. See also Item 3.D “Risk Factors – Risks Relating to Our Operations and the Renewable Power Industry – We are involved in litigation and other disputes and may be subject to governmental and regulatory investigations” and Item 4.B “Business Overview – Governmental, Legal and Arbitration Proceeding – Claim relating to TerraForm Power’s First Wind Acquisition” in our Form 20-F for the annual period ending December 31, 2020.

PART 6 – SELECTED QUARTERLY INFORMATION
HISTORICAL OPERATIONAL AND FINANCIAL INFORMATION

YEAR ENDED DECEMBER 31 (MILLIONS, EXCEPT AS NOTED)	2020	2019	2018
Operational information:
Capacity (MW)	18,844	18,883	17,419
Total generation (GWh)
Long-term average generation	57,457	53,926	51,971
Actual generation	52,782	52,560	52,056
Proportionate generation (GWh)
Long-term average generation	27,998	26,189	25,844
Actual generation	26,052	26,038	25,753
Average revenue ($ per MWh)	81	78	75
Additional financial information:
Net income (loss) attributable to Unitholders	$ (304)	$ (103)	$ 80
Basic earnings (loss) per LP unit(1)(2)	(0.61)	(0.26)	0.07
Consolidated Adjusted EBITDA(3)	2,762	2,893	2,670
Proportionate Adjusted EBITDA(3)	1,614	1,444	1,323
Funds From Operations(3)	807	761	676
Funds From Operations per Unit(1)(3)(4)	1.32	1.30	1.15
Distribution per LP unit(1)	1.16	1.10	1.05
YEAR ENDED DECEMBER 31 (MILLIONS, EXCEPT AS NOTED)	2020	2019	2018
Property, plant and equipment, at fair value	$ 44,590	$ 41,055	$ 38,177
Equity-accounted investments	971	937	684
Total assets	49,722	46,196	43,508
Total borrowings	18,082	17,300	16,546
Deferred income tax liabilities	5,515	4,855	4,355
Other liabilities	4,358	3,561	3,205
Participating non-controlling interests – in operating subsidiaries	11,100	11,086	10,289
General partnership interest in a holding subsidiary held by Brookfield	56	68	67
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	2,721	3,317	3,266
Class A shares of Brookfield Renewable Corporation	2,408	—	—
Preferred equity	609	597	568
Preferred limited partners’ equity	1,028	833	707
Limited partners’ equity	3,845	4,579	4,505
Total liabilities and equity	49,722	46,196	43,508
Debt-to-total capitalization (market value)(5)	27%	34%	34%
(1)Adjusted for the three-for-two Unit split effective December 11, 2020.
(2)For the year ended December 31, 2020, average LP units totaled 271.1 million (2019: 268.3 million 2018: 270.4 million 2017: 260.2 million 2016: 234.6 million).
(3)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure, See “Cautionary Statement Regarding Use of Non-IFRS Measures” and “PART 4 – Financial Performance Review on Proportionate Information – Reconciliation of Non-IFRS Measures”.
(4)Average Units outstanding for the year ended December 31, 2020 totaled 609.5 million (2019: 583.5 million, 2018: 585.6 million, 2017: 575.4 million, and 2016: 549.8 million), being inclusive of our LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and GP interest.
(5)Based on market values of Preferred equity, Preferred limited partners’ equity and Unitholders’ equity.

SUMMARY OF HISTORICAL QUARTERLY RESULTS
The following is a summary of unaudited quarterly financial information for the last eight consecutive quarters:

	2020				2019
(MILLIONS, EXCEPT AS NOTED)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total Generation (GWh) – LTA	14,333	13,446	15,527	14,151	13,850	12,332	14,252	13,493
Total Generation (GWh) – actual	13,247	12,007	13,264	14,264	12,465	11,089	14,881	14,125
Proportionate Generation (GWh) – LTA	7,354	6,618	7,309	6,717	6,561	5,821	7,109	6,698
Proportionate Generation (GWh) – actual	6,583	5,753	6,552	7,164	5,977	5,213	7,602	7,246
Revenues	$952	$867	$942	$1,049	$965	$897	$1,051	$1,058
Net income (loss) attributable to Unitholders	(120)	(162)	(23)	1	(74)	(58)	21	8
Basic earnings (loss) per LP unit(1)	(0.22)	(0.29)	(0.07)	(0.03)	(0.15)	(0.12)	0.02	(0.01)
Consolidated Adjusted EBITDA	717	611	677	757	727	649	770	777
Proportionate Adjusted EBITDA	456	371	396	391	348	301	400	395
Funds From Operations	201	157	232	217	171	133	230	227
Funds From Operations per Unit(1)	0.31	0.25	0.40	0.37	0.29	0.23	0.39	0.39
Distribution per LP unit(1)	0.29	0.29	0.29	0.29	0.275	0.275	0.275	0.275
(1)Adjusted for the three-for-two Unit split effective December 11, 2020.

PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED DECEMBER 31
The following chart reflects the generation and summary financial figures on a proportionate basis for the three months ended December 31:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA		Funds From Operations		Net Income (Loss)
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Hydroelectric
North America	2,514	2,858	2,912	2,912	$182	$205	$104	$130	$67	$93	$4	$3
Brazil	849	817	1,007	1,009	39	61	63	37	58	31	58	4
Colombia	966	749	977	968	57	63	38	37	23	26	21	16
	4,329	4,424	4,896	4,889	278	329	205	204	148	150	83	23
Wind
North America	1,132	779	1,349	934	90	56	58	43	39	31	36	(28)
Europe	338	241	357	267	41	24	51	17	45	10	13	7
Brazil	143	176	169	172	6	10	6	8	4	5	2	(2)
Asia	123	107	104	104	8	7	8	6	5	2	(1)	4
	1,736	1,303	1,979	1,477	145	97	123	74	93	48	50	(19)
Solar	303	139	339	139	77	26	84	29	52	16	34	(23)
Energy transition(1)	215	111	140	56	54	33	39	22	28	16	15	8
Corporate	—	—	—	—	—	—	5	19	(120)	(59)	(302)	(63)
Total	6,583	5,977	7,354	6,561	$554	$485	$456	$348	$201	$171	$(120)	$(74)
(1)Actual generation includes 98 GWh (2019: 66 GWh) from facilities that do not have a corresponding long-term average. See PART 9 – Presentation to Stakeholders’ for why we do not consider long-term average for certain of our facilities.
For the three months ended December 31, 2020, Funds From Operations were $201 million versus $171 million in the prior year. Funds From Operations increased $30 million primarily due to contributions from growth, predominately from the merger of TerraForm Power, strong asset availability, and higher margins due to cost reduction initiatives.

RECONCILIATION OF NON-IFRS MEASURES
The following table reflects Adjusted EBITDA and Funds From Operations and provides reconciliation to net income (loss) for the three months ended December 31, 2020:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Energy transition	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	$182	$39	$57	$90	$41	$6	$8	$77	$54	$—	$554	$(18)	$416	$952
Other income	13	38	2	4	21	1	(1)	32	5	13	128	(27)	(24)	77
Direct operating costs	(91)	(14)	(21)	(36)	(11)	(1)	1	(25)	(20)	(8)	(226)	9	(140)	(357)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	—	—	—	—		—	36	9	45
Adjusted EBITDA	104	63	38	58	51	6	8	84	39	5	456	—	261
Management service costs	—	—	—	—	—	—	—	—	—	(85)	(85)	—	1	(84)
Interest expense	(40)	(2)	(8)	(19)	(4)	(2)	(2)	(31)	(10)	(20)	(138)	6	(111)	(243)
Current income taxes	3	(3)	(7)	—	(2)	—	(1)	(1)	(1)	—	(12)	2	(27)	(37)
Distributions attributable to Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(14)	(14)	—	—	(14)
Preferred equity	—	—	—	—	—	—	—	—	—	(6)	(6)	—	—	(6)
Share of interest and cash taxes from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(8)	(4)	(12)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(120)	(120)
Funds From Operations	67	58	23	39	45	4	5	52	28	(120)	201	—	—
Depreciation	(69)	(14)	(5)	(48)	(29)	(4)	(3)	(28)	(14)	(2)	(216)	1	(122)	(337)
Foreign exchange and financial instruments gain (loss)	(8)	(4)	(2)	15	(5)	(1)	(1)	5	(7)	6	(2)	1	116	115
Deferred income tax recovery (expense)	38	4	2	22	4	—	1	16	8	50	145	(4)	44	185
Other	(24)	14	3	8	(2)	3	(3)	(11)	—	(236)	(248)	9	(68)	(307)
Share of earnings from equity accounted investments	—	—	—	—	—	—	—	—	—	—	—	(7)	5	(2)
Net income attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	25	25
Net income (loss) attributable to Unitholders(2)	$4	$58	$21	$36	$13	$2	$(1)	$34	$15	$(302)	$(120)	$—	$—	$(120)
(1)Share of earnings from equity-accounted investments of $31 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $95 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net income attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, LP units and BEPC exchangeable shares. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

The following table reflects Adjusted EBITDA and Funds From Operations and provides reconciliation to net income (loss) for the three months ended December 31, 2019:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non- controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Energy transition	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	$205	$61	$63	$56	$24	$10	$7	$26	$33	$—	$485	$(19)	$499	$965
Other income	1	(1)	—	—	1	—	—	11	2	25	39	(8)	(3)	28
Direct operating costs	(76)	(23)	(26)	(13)	(8)	(2)	(1)	(8)	(13)	(6)	(176)	8	(158)	(326)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	19	10	29
Adjusted EBITDA	130	37	37	43	17	8	6	29	22	19	348	—	348
Management service costs	—	—	—	—	—	—	—	—	—	(38)	(38)	—	(6)	(44)
Interest expense	(37)	(4)	(9)	(15)	(5)	(3)	(3)	(13)	(5)	(22)	(116)	3	(142)	(255)
Current income taxes	—	(2)	(2)	3	(2)	—	(1)	—	(1)	—	(5)	2	(17)	(20)
Distributions attributable to Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(11)	(11)	—	—	(11)
Preferred equity	—	—	—	—	—	—	—	—	—	(7)	(7)	—	—	(7)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(5)	(3)	(8)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(180)	(180)
Funds From Operations	93	31	26	31	10	5	2	16	16	(59)	171	—	—
Depreciation	(59)	(18)	(6)	(32)	(13)	(5)	(3)	(22)	(6)	(2)	(166)	3	(184)	(347)
Foreign exchange and financial instruments gain (loss)	11	(6)	(3)	(2)	9	(3)	1	2	(2)	7	14	(3)	28	39
Deferred income tax recovery (expense)	(12)	1	1	(1)	8	—	2	—	—	24	23	—	8	31
Other	(30)	(4)	(2)	(24)	(7)	1	2	(19)	—	(33)	(116)	9	(62)	(169)
Share of earnings from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(9)	(4)	(13)
Net income attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	214	214
Net income (loss) attributable to Unitholders(2)	$3	$4	$16	$(28)	$7	$(2)	$4	$(23)	$8	$(63)	$(74)	$—	$—	$(74)
(1)Share of earnings from equity-accounted investments of $8 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net loss attributable to participating non-controlling interests – in operating subsidiaries of $34 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net income attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

The following table reconciles the non-IFRS financial metrics to the most directly comparable IFRS measures. Net income attributable to Unitholders is reconciled to Funds From Operations, Proportionate Adjusted EBITDA, and Consolidated Adjusted EBITDA for the three months ended December 31:

(MILLIONS)	2020	2019
Net income (loss) attributable to:
Limited partners’ equity	$(61)	$(51)
General partnership interest in a holding subsidiary held by Brookfield	16	14
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	(44)	(37)
Class A shares of Brookfield Renewable Corporation	(31)	—
Net income (loss) attributable to Unitholders	$(120)	$(74)
Adjusted for proportionate share of:
Depreciation	216	166
Foreign exchange and financial instruments loss (gain)	2	(14)
Deferred income tax recovery	(145)	(23)
Other	248	116
Funds From Operations	$201	$171
Distributions attributable to:
Preferred limited partners’ equity	14	11
Preferred equity	6	7
Current income taxes	12	5
Interest expense	138	116
Management service costs	85	38
Proportionate Adjusted EBITDA	$456	$348
Attributable to non-controlling interests	261	348
Consolidated Adjusted EBITDA	$717	$696
The following table reconciles the per Unit non-IFRS financial measures to the most directly comparable IFRS measures. Basic earnings per LP unit is reconciled to Funds From Operations per Unit, for the three months ended December 31:

	2020	2019
Basic loss per LP unit(1)(2)	$(0.22)	$(0.15)
Depreciation	0.33	0.28
Foreign exchange and financial instruments loss	—	(0.02)
Deferred income tax expense	(0.22)	(0.04)
Other	0.42	0.22
Funds From Operations per Unit(1)(3)	$0.31	$0.29
(1)Adjusted for the three-for-two Unit split effective December 11, 2020.
(2)Average LP units outstanding for the three months ended December 31, 2020 were 274.8 million (2019: 268.4 million).
(3)Average Units for the three months ended December 31, 2020 were 645.5 million (2019: 583.6 million), being inclusive of LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and GP interest.

PART 7 – BUSINESS RISKS AND RISK MANAGEMENT
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
'- Enter into long-term contracts that specify the price at which electricity is sold

- Maintain a portfolio of short, medium, and long-term financial contracts to mitigate our exposure to short-term fluctuations in electricity prices

- Ensure limits and controls are in place for trading activities

- As of December 31, 2020, we had, on a proportionate basis, approximately 84% of 2021 generation (2019: 95% of 2020 generation) contracted under short-term and long-term power purchase agreements and financial contracts, excluding Brazil and Colombia. See “Part 4 – Financial Performance Review on Proportionate Information”

Foreign currency
We are exposed to foreign currency risk – including Canadian dollar, Brazilian real, Euro, British pound sterling, Colombian peso, Indian rupee, Chinese yuan and Malaysia Ringgit – related to operations, anticipated transactions, and certain foreign currency debt.

'- Enter into foreign currency contracts designed to minimize the exposure to foreign currency fluctuations
- 40% of cash flow is generated in the United States while Canadian Dollar and Euro exposure, representing 30% of our portfolio, is proactively managed through foreign currency contracts
- Limited foreign currency contracts to hedge our exposure to currencies in South America and Asia – representing 30% of our portfolio – due to the high costs associated with hedging certain currencies. However, these specific exposures are mitigated by the annual inflation-linked escalations in our power purchase agreements

Financial Risk	Description of Risk	Management of Risk
Interest rate	We are exposed to interest rate risk on the interest rates of our variable-rate debt, and on dividend and distribution rate resets on our Class A Preference Shares and Preferred Units, respectively.
'- Assets largely consist of long duration physical assets, and financial liabilities consist primarily of long-term fixed-rate debt or floating-rate debt that has been swapped to fixed rates with interest rate financial instruments to minimize the exposure to interest rate fluctuations

- Enter into interest rate contracts to lock-in fixed rates on certain anticipated future debt issuances

- Our proportionate floating rate exposure represents 9% of our total debt, after affecting for variable-rate debt that has been hedged through the use of interest rate swaps. Our floating rate exposure arises primarily from our South American operations, as we have limited opportunities to raise fixed-rate debt or hedge due to the high associated costs

Financial Risk	Description of Risk	Management of Risk
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

'- Diverse counterparty base with long-standing credit histories

- Exposure to counterparties with investment-grade credit ratings

- Use of standard trading contracts and other standard credit risk mitigation techniques

- As at December 31, 2020, 84% (2019: 72%) of Brookfield Renewable’s trade receivables were current

Liquidity
We are exposed to liquidity risk for financial liabilities.

We are also subject to internal liquidity risk because we conduct our business activities through separate legal entities (subsidiaries and affiliates) and are dependent on receipts of cash from those entities to defray corporate expenses and to make dividend and distribution payments to shareholders and Unitholders, respectively. Under the credit agreements for subsidiary debt, it is conventional for distributions of cash to Brookfield Renewable to be prohibited if the loan is in default (notably for non-payment of principal or interest) or if the entity fails to achieve a benchmark debt-service coverage ratio. Refer to Note 20 – Capital management of the annual consolidated financial statement for further disclosures.

'- As at December 31, 2020, available liquidity was $3.3 billion. Liquidity is comprised of our share of cash and cash equivalents, investments in marketable securities, the available portion of the corporate credit facilities, and our share of subsidiary credit facilities. Details of the available liquidity and debt maturity ladder are included in “PART 5 – Liquidity and Capital Resources”
- Effective and regular monitoring of debt covenants and cooperation with lenders to cure any defaults
- Target investment grade debt or debt with investment grade characteristics with the ability to absorb volatility in cash flows
- Long-term duration of debt instruments and the diversification in maturity dates over an extended period of time
- Sufficient cash from operating activities, access to undrawn credit facilities, and possible capital markets financing to fund our operations and fulfill our obligations as they become due
- Ensure access to public capital markets and maintain a strong investment grade credit rating

PART 8 – CRITICAL ESTIMATES AND JUDGMENTS IN APPLYING ACCOUNTING POLICIES
The audited annual consolidated financial statements are prepared in accordance with IFRS, which require the use of estimates and judgments in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 1 – Basis of preparation and significant accounting policies in our audited annual consolidated financial statements are considered critical accounting estimates as defined in Canadian National Instrument 51-102 – Continuous Disclosure Obligations with the exception of the estimates related to the valuation of property, plant and equipment and the related deferred income tax liabilities. These assumptions include estimates of future electricity prices, discount rates, expected long-term average generation, inflation rates, terminal year, the amount and timing of operating and capital costs and the income tax rates of future income tax provisions. Estimates also include determination of accruals, provisions, purchase price allocations, useful lives, asset valuations, asset impairment testing, deferred tax liabilities, decommissioning retirement obligations and those relevant to the defined benefit pension and non-pension benefit plans. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.
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
(i)Property, plant and equipment
The fair value of Brookfield Renewable’s property, plant and equipment is calculated using estimates and assumptions about future electricity prices from renewable sources, anticipated long-term average generation, estimated operating and capital expenditures, future inflation rates and discount rates, as described in Note 13 – Property, plant and equipment, at fair value in our audited annual consolidated financial statements. Judgment is involved in determining the appropriate estimates and assumptions in the valuation of Brookfield Renewable’s property, plant and equipment. See Note 1(s)(iii) – Critical judgments in applying accounting policies – Property, plant and equipment in our audited annual consolidated financial statements for further details.
Estimates of useful lives and residual values are used in determining depreciation. To ensure the accuracy of useful lives and residual values, these estimates are reviewed on an annual basis.
(ii)Financial instruments
Brookfield Renewable makes estimates and assumptions that affect the carrying value of its financial instruments, including estimates and assumptions about future electricity prices, long-term average generation, capacity prices, discount rates, the timing of energy delivery and the elements affecting fair value of the tax equity financings. Non-financial instruments are valued using estimates of future electricity prices which are estimated by considering broker quotes for the years in which there is a liquid market and for the subsequent years Brookfield Renewable’s best estimate of electricity prices that would allow new entrants into the market. The fair value of interest rate swaps is the estimated amount that another party would receive or pay to terminate the swap agreements at the reporting date, taking into account current market interest rates. This valuation technique approximates the net present value of future cash flows. See Note 6 – Risk management and financial instruments in our audited annual consolidated financial statements for more details.
(iii)Deferred income taxes
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
(i)Preparation of consolidated financial statements
These consolidated financial statements present the financial position, results of operations and cash flows of Brookfield Renewable. Judgment is required in determining what assets, liabilities and transactions are recognized in the consolidated financial statements as pertaining to Brookfield Renewable’s operations.
(ii)Common control transactions
Common control business combinations specifically fall outside the scope of IFRS 3, Business Combinations (“IFRS 3”), and as such management has used its judgment to determine an appropriate policy to account for these transactions. Consideration was given to other relevant accounting guidance within the framework of principles in IFRS and to reflect the economic reality of the transactions, in accordance with IAS 8, Accounting Policies, Changes in Accounting Estimates and Errors (“IAS 8”). As a result, the consolidated financial statements account for assets and liabilities acquired at the previous carrying value on the predecessor’s financial statements. Differences between the consideration given and the assets and liabilities received are recorded directly to equity.
(iii)Property, Plant and Equipment
The accounting policy relating to Brookfield Renewable’s property, plant and equipment is described in Note 1(h) – Property, plant and equipment and revaluation method in our audited annual consolidated financial statements. In applying this policy, judgment is used in determining whether certain costs are additions to the carrying amount of the property, plant and equipment as opposed to repairs and maintenance that are expensed when incurred. If an asset has been developed, judgment is required to identify the point at which the asset is capable of being used as intended and to identify the directly attributable costs to be included in the carrying value of the development asset. The useful lives of property, plant and equipment are determined by independent engineers periodically with an annual review by management.
Annually, Brookfield Renewable determines the fair value of its property, plant and equipment using a methodology that it has judged to be reasonable. The methodology for hydroelectric assets is generally a twenty-year discounted cash flow model. Twenty years is the period considered reasonable as Brookfield Renewable has twenty-year capital plans and it believes a reasonable third party would be indifferent between extending the cash flows further in the model versus using a discounted terminal value. The methodology for wind, solar and storage & other assets is to align the model length with the expected remaining useful life of the subject assets.
The valuation model incorporates future cash flows from long-term power purchase agreements that are in place where it is determined that the power purchase agreements are linked specifically to the related power generating assets. With respect to estimated future generation that does not incorporate long-term power purchase agreement pricing, the cash flow model uses estimates of future electricity prices using broker quotes from independent sources for the years in which there is a liquid market. The valuation of generation not linked to long-term power purchase agreements also requires the development of a long-term estimate of future electricity prices. In this regard the valuation model uses a discount to the all-in cost of construction with a reasonable return, to secure energy from a new renewable resource with a similar generation profile to the asset being valued as the benchmark that will establish the market price for electricity for renewable resources.
Brookfield Renewable’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth by the years 2026 to 2035 in North America, 2028 in Colombia, 2023 in Europe and 2024 in Brazil. The year of new entry is viewed as the point when generators must build additional capacity to maintain system reliability and provide an adequate level of reserve generation with the retirement of older coal-fired plants and rising environmental compliance costs in North America and Europe, and overall increasing demand in Colombia and Brazil. For the North American and European businesses, Brookfield Renewable has estimated a discount to these new-build renewable asset prices to determine renewable electricity prices for hydroelectric, solar and wind facilities. In Brazil and Colombia, the estimate of future electricity prices is based on a similar approach as applied in North America using a forecast of the all-in cost of development.
Terminal values are included in the valuation of hydroelectric assets in North America and Colombia. For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset with consideration of a one-time thirty-year renewal on qualifying hydroelectric assets.
Discount rates are determined each year by considering the current interest rates, average market cost of capital as well as the price risk and the geographical location of the operational facilities as judged by management. Inflation rates are also determined by considering the current inflation rates and the expectations of future rates by economists. Operating costs are based on long-term budgets escalated for inflation. Each operational facility has a twenty-year capital plan that it follows to ensure the maximum life of its assets is achieved. Foreign exchange rates are forecasted by using the spot rates and the available forward rates, extrapolated beyond the period available. The inputs described above to the discounted cash flow model require management to consider facts, trends and plans in making its judgments as to what derives a reasonable fair value of its property, plant and equipment.
(iv)Financial instruments
The accounting policy relating to Brookfield Renewable’s financial instruments is described in Note 1(l) – Financial instruments in our audited annual consolidated financial statements. In applying the policy, judgments are made in applying the criteria set out in IFRS 9 – Financial instruments (“IFRS 9”) to record financial instruments at fair value through profit and loss, and the assessments of the effectiveness of hedging relationships.
(v)Deferred income taxes
The accounting policy relating to Brookfield Renewable’s income taxes is described in Note 1(n) – Income taxes in our audited annual consolidated financial statements. In applying this policy, judgments are made in determining the probability of whether deductions, tax credits and tax losses can be utilized.
NEW ACCOUNTING STANDARDS
There have been no new changes to IFRS with an impact on Brookfield Renewable in 2020.
FUTURE CHANGES IN ACCOUNTING POLICIES
Amendments to IFRS 9 and IFRS 7: Disclosures
Interbank offered rates (“IBOR”) reform refers to the global reform of interest reference rates, which includes the replacement of specified IBORs with alternative benchmark rates. It is currently expected that Secured Overnight Financing Rate (“SOFR”) will replace US$ LIBOR, Sterling Overnight Index Average (“SONIA”) will replace £ LIBOR, and Euro Short-term Rate (“€STR”) will replace € EURIBOR. Brookfield Renewable adopted Interest Rate Benchmark Reform – Amendments to IFRS 9, and IFRS 7, issued by the IASB in September 2019 (“Phase I Amendments”), effective October 1, 2019 in advance of its mandatory effective date. The Phase I Amendments provided clarity where uncertainty could arise in the lead-up to transition. The IBOR Phase I Amendments have been applied retrospectively to hedging relationships existing at the start of the reporting period or designated subsequently, and to the amount accumulated in the cash flow hedge reserve at that date.
The IBOR Phase I Amendments provide temporary relief from applying specific hedge accounting requirements to Brookfield Renewable’s hedging relationships that are directly affected by IBOR reform, which primarily include US$ LIBOR, £ LIBOR, and € EURIBOR. The relief provided has the effect that Brookfield Renewable should not have to discontinue hedging relationships solely due to the uncertainty arising from IBOR reform. In assessing whether a hedge is expected to be highly effective on a forward-looking basis, Brookfield Renewable assumes the interest rate benchmarks associated with Brookfield Renewable’s hedges are generally not altered by IBOR reform. These reliefs cease to apply to a hedged item or hedging instrument, as applicable, at the earlier of (i) when the uncertainty arising from IBOR reform is no longer present with respect to the timing and amount of the interest rate benchmark based future cash flows, and (ii) when the hedging relationship is discontinued. The Phase I Amendments had no impact on Brookfield Renewable since these amendments enable Brookfield Renewable to continue hedge accounting for hedging relationships which have been previously designated.
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16: Disclosures
On August 27, 2020, the IASB published Interest Rate Benchmark Reform – Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (“Phase II Amendments”), effective January 1, 2021, with early adoption permitted. The Phase II Amendments provide additional guidance to address issues that will arise during the transition of benchmark interest rates. The Phase II Amendments primarily relate to the modification of financial assets, financial liabilities and lease liabilities where the basis for determining the contractual cash flows changes as a result of IBOR reform, allowing for prospective application of the applicable benchmark interest rate and to the application of hedge accounting, providing an exception such that changes in the formal designation and documentation of hedge accounting relationships that are needed to reflect the changes required by IBOR reform do not result in the discontinuation of hedge accounting or the designation of new hedging relationships.
Brookfield Renewable has completed an assessment and implemented its transition plan to address the impact and effect changes as a result of amendments to the contractual terms of IBOR referenced floating-rate borrowings, interest rate swaps, and updating hedge designations. The adoption is not expected to have a significant impact on Brookfield Renewable’s financial reporting.
Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2023. Brookfield Renewable is currently assessing the impact of these amendments.
There are currently no other future changes to IFRS with potential impact on Brookfield Renewable.
SUBSEQUENT EVENTS
Subsequent to year-end, Brookfield Renewable, alongside institutional partners, entered into a commitment to invest COP 411 billion ($111 million) to acquire a 40 MW hydroelectric portfolio in Colombia. The transaction is expected to close in the first quarter of 2021, subject to customary closing conditions, with Brookfield Renewable expected to hold a 24% interest.
Subsequent to year-end, Brookfield Renewable, alongside institutional partners, entered into a commitment to invest COP 153 billion ($41 million) to acquire a 38 MW portfolio of solar development projects in Colombia. The transaction is expected to close in the first quarter of 2021, subject to customary closing conditions, with Brookfield Renewable expected to hold a 24% interest.
Subsequent to year-end, Brookfield Renewable, together with its institutional partners, closed its purchase of a 23% interest in Polenergia, a large scale renewable business in Poland, in connection with its previously announced tender offer alongside Polenergia’s current majority shareholder, at a cost of approximately $175 million (approximately $44 million net to Brookfield Renewable for a 6% interest). Brookfield Renewable, together with its institutional partners and Polenergia’s current majority shareholder, will collectively hold a 75% interest in the company.

PART 9 – PRESENTATION TO STAKEHOLDERS AND PERFORMANCE MEASUREMENT
PRESENTATION TO PUBLIC STAKEHOLDERS
Equity
Brookfield Renewable’s consolidated equity interests include (i) non-voting publicly traded LP units, held by public unitholders and Brookfield, (ii) BEPC exchangeable shares, held by public shareholders and Brookfield, (iii) Redeemable/Exchangeable Limited partnership units in BRELP, a holding subsidiary of Brookfield Renewable, held by Brookfield, and (iv) the GP interest in BRELP, held by Brookfield.
The LP units, the BEPC exchangeable shares and the Redeemable/Exchangeable partnership units have the same economic attributes in all respects, except that the BEPC exchangeable shares provide the holder, and the Redeemable/Exchangeable partnership units provide Brookfield, the right to request that all or a portion of such shares or units be redeemed for cash consideration. Brookfield Renewable, however, has the right, at its sole discretion, to satisfy any such redemption request with LP units, rather than cash, on a one-for-one basis. The public holders of BEPC exchangeable shares, and Brookfield, as holder of BEPC exchangeable shares and Redeemable/Exchangeable Partnership Units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP units. Because Brookfield Renewable, at its sole discretion, has the right to settle any redemption request in respect of BEPC exchangeable shares and Redeemable/Exchangeable partnership units with LP units, the BEPC exchangeable shares and Redeemable/Exchangeable partnership units are classified under equity, and not as a liability.
Given the exchange feature referenced above, we are presenting LP units, BEPC exchangeable shares, Redeemable/Exchangeable partnership units, and the GP Interest as separate components of consolidated equity. This presentation does not impact the total income (loss), per unit or share information, or total consolidated equity.
As at the date of this report, Brookfield owns an approximate 48% LP unit interest, on a fully-exchanged basis, and all general partnership interests in Brookfield Renewable, representing a 0.01% interest, while the remaining approximately 52% is held by the public.
Actual and Long-term Average Generation
For assets acquired, disposed or reaching commercial operation during the year, reported generation is calculated from the acquisition, disposition or commercial operation date and is not annualized. Generation on a same store basis refers to the generation of assets that were owned during both periods presented. As it relates to Colombia only, generation includes both hydroelectric and cogeneration facilities. Energy transition includes generation from our distributed generation, pumped storage, North America cogeneration and Brazil biomass assets.
North America hydroelectric long-term average is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 30 years. Colombia hydroelectric long-term average is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 20 years. For substantially all of our hydroelectric assets in Brazil the long-term average is based on the reference amount of electricity allocated to our facilities under the market framework which levelizes generation risk across producers. Wind long-term average is the expected average level of generation based on the results of simulated historical wind speed data performed over a period of typically 10 years. Solar long-term average is the expected average level of generation based on the results of a simulation using historical irradiance levels in the locations of our projects from the last 14 to 20 years combined with actual generation data during the operational period.
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
Our risk of a generation shortfall in Brazil continues to be minimized by participation in the MRE administered by the government of Brazil. This program mitigates hydrology risk by assuring that all participants receive, at any particular point in time, an assured energy amount, irrespective of the actual volume of energy generated. The program reallocates energy, transferring surplus energy from those who generated an excess to those who generate less than their assured energy, up to the total generation within the pool. Periodically, low precipitation across the entire country’s system could result in a temporary reduction of generation available for sale. During these periods, we expect that a higher proportion of thermal generation would be needed to balance supply and demand in the country, potentially leading to higher overall spot market prices.
Generation from our pumped storage and cogeneration facilities in North America is highly dependent on market price conditions rather than the generating capacity of the facilities. Our pumped storage facility in Europe generates on a dispatchable basis when required by our contracts for ancillary services. Generation from our biomass facilities in Brazil is dependent on the amount of sugar cane harvested in a given year. For these reasons, we do not consider a long-term average for these facilities.
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
For entities previously controlled by Brookfield Asset Management, the voting agreements entered into do not represent business combinations in accordance with IFRS 3, as all combining businesses are ultimately controlled by Brookfield Asset Management both before and after the transactions were completed. Brookfield Renewable accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 1(s)(ii) –  Critical judgments in applying accounting policies – Common control transactions in our December 31, 2020 audited consolidated financial statements for our policy on accounting for transactions under common control.
PERFORMANCE MEASUREMENT
Segment Information
Our operations are segmented by – 1) hydroelectric, 2) wind, 3) solar, 4) energy transition (distributed generation, pumped storage, cogeneration and biomass), and 5) corporate – with hydroelectric and wind further segmented by geography (i.e., North America, Colombia, Brazil, Europe and Asia). This best reflects the way in which the CODM reviews results of our company.
The reporting to the CODM was revised during the year to incorporate the energy transition business of Brookfield Renewable. The energy transition business corresponds to a portfolio of multi-technology assets and investments that support the broader strategy of decarbonization of electricity grids around the world. The financial information of operating segments in the prior periods has been restated to present the corresponding results of the energy transition business.
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

Proportionate Information
Reporting to the CODM on the measures utilized to assess performance and allocate resources has been provided on a proportionate basis. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to Unitholders.
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
The presentation of proportionate results has limitations as an analytical tool, including the following:
•The amounts shown on the individual line items were derived by applying our overall economic ownership interest percentage and do not necessarily represent our legal claim to the assets and liabilities, or the revenues and expenses; and
•Other companies may calculate proportionate results differently than we do.
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
Unless the context indicates or requires otherwise, information with respect to the megawatts (“MW”) attributable to Brookfield Renewable’s facilities, including development assets, is presented on a consolidated basis, including with respect to facilities whereby Brookfield Renewable either controls or jointly controls the applicable facility.
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

Adjusted EBITDA
Adjusted EBITDA is a non-IFRS measure used by investors to analyze the operating performance of companies.
Brookfield Renewable uses Adjusted EBITDA to assess the performance of Brookfield Renewable before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, distributions to preferred shareholders and preferred limited partnership unit holders and other typical non-recurring items. Brookfield Renewable adjusts for these factors as they may be non-cash, unusual in nature and/or are not factors used by management for evaluating operating performance. Brookfield Renewable includes realized disposition gains and losses on assets that we did not intend to hold over the long-term within Adjusted EBITDA in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period Adjusted EBITDA.
Brookfield Renewable believes that presentation of this measure will enhance an investor’s ability to evaluate its financial and operating performance on an allocable basis.
Funds From Operations
Funds From Operations is a non-IFRS measure used by investors to analyze net earnings from operations without the effects of certain volatile items that generally have no current financial impact or items not directly related to the performance of Brookfield Renewable.
Brookfield Renewable uses Funds From Operations to assess the performance of Brookfield Renewable before the effects of certain cash items (e.g., acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g., deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business. In the consolidated financial statements of Brookfield Renewable, the revaluation approach is used in accordance with IAS 16, Property, Plant and Equipment, whereby depreciation is determined based on a revalued amount, thereby reducing comparability with peers who do not report under IFRS as issued by the IASB or who do not employ the revaluation approach to measuring property, plant and equipment. Management adds back deferred income taxes on the basis that they do not believe this item reflects the present value of the actual tax obligations that they expect Brookfield Renewable to incur over the long-term investment horizon of Brookfield Renewable.
Brookfield Renewable believes that analysis and presentation of Funds From Operations on this basis will enhance an investor’s understanding of the performance of Brookfield Renewable. Funds From Operations is not a substitute measure of performance for earnings per share and does not represent amounts available for distribution.
Funds From Operations is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with IFRS. Furthermore, this measure is not used by the CODM to assess Brookfield Renewable’s liquidity.
Proportionate Debt
Proportionate debt is presented based on the proportionate share of borrowings obligations relating to the investments of Brookfield Renewable in various portfolio businesses. The proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Proportionate debt measures are provided because management believes it assists investors and analysts in estimating the overall performance and understanding the leverage pertaining specifically to Brookfield Renewable’s share of its invested capital in a given investment. When used in conjunction with Proportionate Adjusted EBITDA, proportionate debt is expected to provide useful information as to how Brookfield Renewable has financed its businesses at the asset-level. Management believes that the proportionate presentation, when read in conjunction with Brookfield Renewable’s reported results under IFRS, including consolidated debt, provides a more meaningful assessment of how the operations of Brookfield Renewable are performing and capital is being managed. The presentation of proportionate debt has limitations as an analytical tool, including the following:

•Proportionate debt amounts do not represent the consolidated obligation for debt underlying a consolidated investment. If an individual project does not generate sufficient cash flows to service the entire amount of its debt payments, management may determine, in their discretion, to pay the shortfall through an equity injection to avoid defaulting on the obligation. Such a shortfall may not be apparent from or may not equal the difference between aggregate Proportionate Adjusted EBITDA for all of the portfolio investments of Brookfield Renewable and aggregate proportionate debt for all of the portfolio investments of Brookfield Renewable; and
•Other companies may calculate proportionate debt differently.
Because of these limitations, the proportionate financial information of Brookfield Renewable should not be considered in isolation or as a substitute for the financial statements of Brookfield Renewable as reported under IFRS.

5.B    LIQUIDITY AND CAPITAL RESOURCES
See Item 5.A “Operating Results — Liquidity and Capital Resources”
5.C    RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
None.
5.D    TREND INFORMATION
See Item 4.B “Business Overview — Renewable Power Growth Opportunity” to understand our global renewable power drivers, core markets and growth opportunities.
See Item 5.A “Operating Results” for information on the following trend information:
•“— Financial Performance Review on Proportionate Information” (variability of generation);
•“— Liquidity and Capital Resources” (funding of growth initiatives, capital expenditures, distributions and general business purposes); and
•“— Contract Profile” (Funds From Operations).
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
See Item 5.A “Operating Results — Liquidity and Capital Resources”
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
The board of directors of the Managing General Partner is comprised of eight directors, six of whom are independent pursuant to the NYSE Listed Company Manual and within the meaning of Canadian National Instrument 58-101 – Disclosure of Corporate Governance Practices. The following table presents certain information concerning the current board of directors of the Managing General Partner as of the date of this Form 20-F.

Name and Residence(1)	Age	Position	Principal Occupation

Jeffrey Blidner Ontario, Canada	72	Chair	Vice Chair of Brookfield Asset Management

Scott Cutler Utah, United States	51	Director	Chief Executive Officer of StockX

Nancy Dorn(3) Georgia, United States	62	Director	Director

David Mann(2)(3)(4) Nova Scotia, Canada	81	Director	Director

Lou Maroun(3) Warwick, Bermuda	70	Director	Chairman of Sigma Real Estate Advisors/Sigma Capital Corporation and director and Chairman of Summit Industrial Income REIT

Sachin Shah Ontario, Canada	44	Director	Managing Partner and Chief Investment Officer of Brookfield Asset Management; Vice Chair of Brookfield Renewable

Stephen Westwell(2) London, United Kingdom	62	Director	Director

Patricia Zuccotti(2) Washington, United States	73	Director	Director
(1)The business address for each of the directors is 73 Front Street, Hamilton, HM 12, Bermuda.
(2)Member of the Audit Committee. Patricia Zuccotti is the Chair of the Audit Committee and is an “audit committee financial expert” as defined by the SEC.
(3)Member of the Nominating and Governance Committee.  David Mann is the Chair of the Nominating and Governance Committee.
(4)Lead Independent Director.
Biographical information for each of the directors is included below.
Jeffrey Blidner. Mr. Blidner is Chair of the board of directors of the Managing General Partner since 2011 and of BEPC. Mr. Blidner is a Vice Chair of Brookfield Asset Management. He serves as Chair of the board of directors of Brookfield Business Partners L.P. and as a director of Brookfield Infrastructure Partners L.P., Brookfield Property Partners L.P. and Canary Wharf. Prior to joining Brookfield in 2000, Mr. Blidner was a senior partner at a Canadian law firm. Mr. Blidner’s practice focused on merchant banking transactions, public offerings, mergers and acquisitions, management buy-outs and private equity transactions. Mr. Blidner received his LL.B from Osgoode Hall Law School and was called to the Bar in Ontario as a Gold Medalist. Mr. Blidner is not considered an independent director because of his role at Brookfield.
Scott Cutler. Mr. Cutler is a director of the Managing General Partner since 2020 and of BEPC. Mr. Cutler is the Chief Executive Officer of StockX, a leading e-commerce company. Prior to joining StockX, Mr. Cutler served as Senior Vice President of the Americas at eBay, Inc. (2017- 2019) and served as President of StubHub (2015- 2017). Before joining StubHub, Mr. Cutler spent nine years as an Executive Vice President at the New York Stock Exchange. He also serves on the board of Vibrant Emotional Health and is a trustee on the National Advisory Committee for Brigham Young University. Before joining the board of the Managing General Partner, Mr. Cutler served on the board of the general partner of Brookfield Property Partners L.P. Mr. Cutler holds a Bachelor of

Science in economics from Brigham Young University and a Juris Doctor from the University of California, Hastings College of Law.
Nancy Dorn. Ms. Dorn is a director of the Managing General Partner since 2019 and of BEPC. Ms. Dorn is a retired corporate executive and U.S. government official now serving on several private sector, governmental and non-profit boards. Ms. Dorn retired from the General Electric Company in 2017 after serving for 14 years as the leader of the company’s government affairs and policy group. Prior to her career at GE, she served in a number of high-ranking positions in the U.S. Government, including Deputy Director of the Office of Management and Budget under President George W. Bush and Assistant Secretary of the Army (Civil Works) under President George H.W. Bush. She also worked in the Reagan Administration as Special Assistant to the President and in the State and Defense Departments. Ms. Dorn serves on the Board of Governors of the Argonne National Laboratory and on the Saint Simons Island Land Trust in Saint Simons, Georgia. Ms. Dorn is a graduate of Baylor University.
David Mann. Mr. Mann is the lead independent director of the Managing General Partner since 2011 and of BEPC. Mr. Mann formerly served as President and Chief Executive Officer of Nova Scotia Power Inc. (1996-2004) and Vice Chairman (2004-2005) and President and Chief Executive Officer (1998-2004) of Emera Inc., a TSX-listed energy and services company that invests in electrical generation, transmission and distribution. Mr. Mann is a Corporate Director and prior to January 1, 2016, served as Counsel at the law firm Cox & Palmer. He has over 30 years of experience in the practice of corporate and commercial law, with a particular emphasis on corporate finance and public utility regulation. He retired as Chairman of Logistec Corporation in 2016 and he retired as director of NewGrowth Corp. in 2019. Mr. Mann is the Chairman of Allbanc Split Corp II. Mr. Mann holds a Bachelor of Commerce and an LL.B from Dalhousie University and an LL.M from the University of London.
Lou Maroun. Mr. Maroun is a director of the Managing General Partner since 2011 and of BEPC. Mr. Maroun was formerly the Executive Chairman of ING Real Estate Canada, and held executive positions in a number of real estate companies where he was responsible for overseeing operations, real estate transactions, asset and property management, as well as many other related functions. Mr. Maroun is a director of the general partner of Brookfield Property Partners L.P., where he is a member of the Audit Committee and the Chair of the Governance and Nominating Committee. Mr. Maroun is also Chairman of Sigma Real Estate Advisors and Sigma Capital Corporation and is on the board of directors and is Chairman of Summit Industrial Income REIT. Mr. Maroun graduated from the University of New Brunswick with a Bachelor’s degree, majoring in psychology, followed by a series of post graduate studies in finance and mortgage underwriting. Mr. Maroun is a Fellow of the Royal Institute of Chartered Surveyors.
Sachin Shah. Mr. Shah is a director of the Managing General Partner since February 2021 and of BEPC. He is a Managing Partner and the Chief Investment Officer (“CIO”) of Brookfield Asset Management and a Vice Chair of Brookfield Renewable. As CIO, he is actively involved in investment decisions made by Brookfield and oversees its growth into new lines of business. As Vice Chair of Brookfield Renewable he supports business development initiatives for the renewables business. In addition to serving as a director of BEPC, Mr. Shah is a director of American Equity Investment Life Holding Co. Mr. Shah received a Bachelor of Commerce degree from the University of Toronto and is a member of the Chartered Professional Accountants of Canada (CPA, CA). Mr. Shah is not considered an independent director because of his role at Brookfield.
Stephen Westwell. Mr. Westwell is a director of the Managing General Partner since 2019 and of BEPC. Mr. Westwell was formerly the Chief Executive Officer of EFR Group BV, a European fuel distributor and retailer (2015-2016) and the Chief Executive Officer of Silver Ridge Power Inc., a global solar power company (2013-2014). Mr. Westwell held various management and executive positions for BP plc in South Africa, the United States and the United Kingdom (1988-2007). These executive positions included Chief Executive Officer for BP Solar and Chief Executive Officer for BP Alternative Energy. He served as Group Chief of Staff and member of BP Plc’s executive management team in the United Kingdom (2008-2011). Mr. Westwell also worked for Eskom Holdings Limited, the South African power utility, in several operational capacities. Mr. Westwell is a director of BEPC and is currently the lead independent director and member of the Audit Committee, the Safety, Social and Ethics Committee and is Chairman of the Capital Investment Committee of Sasol Pty Limited, a global oil and chemical company. He is also a director and Chairman of the Audit Committee of Control Risks Pty Ltd., a specialist global risk consultancy. Mr. Westwell holds a Bachelor of Science, Engineering from the University of

Natal, a Master of Business Administration from the University of Cape Town and a Master of Science in Management from Stanford University.
Patricia Zuccotti. Ms. Zuccotti is a director of the Managing General Partner since 2011 and of BEPC. Ms. Zuccotti was formerly Senior Vice President, Chief Accounting Officer and Controller of Expedia, Inc. (2005-2011). Prior to joining Expedia, Ms. Zuccotti was the Director, Enterprise Risk Services of Deloitte & Touche LLP (2003-2005). Ms. Zuccotti is a director of BEPC and a director of the general partner of Brookfield Business Partners L.P., where she is the Chair of the Audit Committee. Ms. Zuccotti is a Certified Public Accountant (inactive) and received her Master of Business Administration, majoring in accounting and finance, from the University of Washington and a Bachelor of Arts, majoring in political science, from Trinity College.
Director Ownership Requirements
The Managing General Partner believes that directors can better represent Brookfield Renewable if they have economic exposure to Brookfield Renewable. Brookfield Renewable expects each external director to hold sufficient LP units and/or BEPC exchangeable shares such that the acquisition cost of such units or shares is equal to at least two times their annual retainer (the “Ownership Requirement”). Directors are required to purchase LP units and/or BEPC exchangeable shares on an annual basis in an amount not less than 20% of the Ownership Requirement until they have met the Ownership Requirement. Directors are required to achieve the Ownership Requirement within five years of joining the Board. In the event of an increase in the annual retainer fee, the directors will have two years from the date of the change to comply with the revised Ownership Requirement. In the case of directors who have served on the board of directors less than five years at the date of the change, such Directors will be required to comply with the Ownership Requirement by the date that is the later of: (i) the fifth anniversary of their appointment to the board of directors and (ii) two years following the date of the change in retainer fee. All of Brookfield Renewable’s external directors are in compliance with the Ownership Requirement.
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
In October 2020, Brookfield Renewable announced certain senior management appointments, including the appointment of Connor Teskey as Chief Executive Officer. Mr. Teskey previously served as Brookfield Renewable's Chief Investment Officer, where he was instrumental in developing and implementing our business’ growth strategy. Mr. Teskey succeeds Sachin Shah, who was named Chief Investment Officer for Brookfield and a Vice Chair of Brookfield Renewable. In addition, Mark Carney, who recently joined Brookfield as Vice Chair and Global Head of ESG and Impact Investing, has been named a Vice Chair of Brookfield Renewable.
The further disclosure required under Canadian securities laws regarding the compensation of certain members of our core senior management team will be separately filed within 140 days of December 31, 2020.

Name	Years of experience in relevant industry or role	Years at Brookfield	Current Position with the Service Provider
Connor Teskey	11	8	Chief Executive Officer
Wyatt Hartley	15	11	Chief Financial Officer
Ruth Kent	22	7	Chief Operating Officer
Jennifer Mazin	22	7	General Counsel
Each of the members of our core senior management team has substantial operational and transaction origination and execution expertise. Although certain members of our core senior management team are also managing partners of Brookfield Asset Management or have some responsibilities in other Brookfield businesses, these members devote substantially all of their time to the management and development of Brookfield Renewable. Biographical information for each of the members of this team is included below.
Connor Teskey. Mr. Teskey is the Chief Executive Officer of the Service Provider and a Managing Partner of Brookfield Asset Management. Mr. Teskey has oversight of Brookfield Renewable’s growth and capitalization, on a global basis. Mr. Teskey holds a Bachelor of Business Administration (Honours) from the University of Western Ontario.
Wyatt Hartley.  Mr. Hartley is the Chief Financial Officer of the Service Provider and a Managing Partner of Brookfield Asset Management. He directs all capital markets activities, accounting, financial reporting, treasury, taxation and investor relations, on a global basis. Mr. Hartley holds a Bachelor of Science from Queen’s University and is a member of the Chartered Professional Accountants of Canada (CPA, CA).
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
See also information contained under Item 3.D “Risk Factors — Risks Relating to Our Relationship with Brookfield” and Item 7.B “Related Party Transactions”.

Management Diversity
Brookfield Renewable is externally managed by the Service Provider, and accordingly, Brookfield Renewable does not evaluate, determine or make any hiring or promotion decisions for the Service Provider. The Service Provider makes hiring and promotion decisions based solely on merit, so that each officer and employee possess the necessary skills, knowledge and experience to do his or her job. The Service Provider is committed to workplace diversity, including but not limited to, providing opportunities and support to promote success for female employees and promoting diversity of gender, culture, geography, and skills. The Service Provider appreciates the benefits of leveraging a range of diverse talents and perspectives and actively supports the development and advancement of a diverse group of employees capable of achieving management roles, including executive officer positions. The Service Provider does not have targets for the representation of women in executive officer positions because such targets do not accurately reflect the full range of factors considered in hiring or promoting executive officers. Currently, 50% of Brookfield Renewable’s executive management team are women.
Our Master Services Agreement
BEP, BRELP, BEPC and the Holding Entities entered into our Master Services Agreement pursuant to which the Service Provider has agreed to provide oversight of our business and provide the services of senior management to Brookfield Renewable. In addition, the Service Provider has agreed to provide services relating to acquisitions or dispositions, financings, business planning and strategy and oversight and supervision of various day to day management and administrative activities. The Operating Entities are not a party to our Master Services Agreement.
Under our Master Services Agreement, the Service Recipients have appointed the Service Provider to provide or arrange for the provision by an appropriate service provider of the following services:
•causing or supervising the carrying out of all day to day management, secretarial, accounting, banking, treasury, administrative, liaison, representative, regulatory and reporting functions and obligations;
•providing overall strategic advice to the Holding Entities including advising with respect to the expansion of their business into new markets;
•establishing and maintaining or supervising the establishment and maintenance of books and records;
•identifying, evaluating and recommending to the Holding Entities acquisitions or dispositions from time to time and, where requested to do so, assisting in negotiating the terms of such acquisitions or dispositions;
•recommending and, where requested to do so, assisting in the raising of funds whether by way of debt, equity or otherwise, including the preparation, review or distribution of any prospectus or offering memorandum in respect thereof and assisting with communications support in connection therewith;
•causing or supervising the preparation and implementation of any operating plan, capital expenditure plan or marketing plan;
•recommending to the Holding Entities suitable candidates to serve on the Governing Bodies of the Operating Entities;
•making recommendations with respect to the exercise of any voting rights to which the Holding Entities are entitled in respect of the Operating Entities;
•making recommendations with respect to the payment of dividends by the Holding Entities or any other distributions by the Service Recipients, including distributions by us to our LP unitholders;
•monitoring and/or oversight of the applicable Service Recipient’s accountants, legal counsel and other accounting, financial or legal advisers and technical, commercial, marketing and other independent experts and managing litigation in which a Service Recipient is sued or commencing litigation after consulting with, and subject to the approval of, the relevant Governing Body;
•attending to all matters necessary for any reorganization, bankruptcy proceedings, dissolution or winding up of a Service Recipient, subject to approval by the relevant Governing Body;
•supervising the timely calculation and payment of taxes payable, and the filing of all tax returns due, by each Service Recipient;

•causing or supervising the preparation of the Service Recipients’ annual consolidated financial statements, quarterly interim financial statements and other public disclosure;
•making recommendations in relation to and effecting the entry into insurance of each Service Recipient’s assets, together with other insurances against other risks including directors and officers insurance, as the relevant service provider and the relevant Governing Body may from time to time agree;
•arranging for individuals to carry out the functions of the principal executive, accounting and financial officers for Brookfield Renewable only for purposes of applicable securities laws;
•providing individuals to act as senior officers of Holding Entities as agreed from time to time, subject to the approval of the relevant Governing Body;
•advising the Service Recipients regarding the maintenance of compliance with applicable laws and other obligations; and
•providing all such other services as may from time to time be agreed with the Service Recipients that are reasonably related to the Service Recipient’s day to day operations.
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
Management Fee
Pursuant to the Master Services Agreement, in exchange for the management services provided to Brookfield Renewable by the Service Provider, Brookfield Renewable pays an annual management fee (the “Base Management Fee”) to the Service Provider of $20 million (adjusted annually for inflation at an inflation factor based on year-over-year United States consumer price index) plus 1.25% of the amount by which the market value of Brookfield Renewable exceeds an initial reference value. BEPC reimburse the partnership for its proportionate share of such fee, BEPC's proportionate share of the Base Management Fee is calculated on the basis of BEPC's business relative to the partnership's business. The Base Management Fee is calculated and paid on a quarterly basis. For purposes of calculating the Base Management Fee, the market value of Brookfield Renewable is equal to the aggregate value of all outstanding LP units on a fully-diluted basis, preferred units and securities of the other Service Recipients (including BEPC exchangeable shares) that are not held by Brookfield Renewable, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities. BRP Bermuda GP Limited, a subsidiary of Brookfield, also receives incentive distributions based on the amount by which quarterly distributions on BRELP limited partnership units (other than BRELP Class A Preferred Units), as well as economically equivalent securities of the other Service Recipients, including BEPC, exceed specified target levels as set forth in the Amended and Restated Limited Partnership Agreement of BRELP, which specified target levels were amended in connection with the special distribution. The Base Management Fee will not be reduced by the amount of any incentive distribution payable by any Service Recipient or Operating Entity to the Service Provider (or any other affiliate) (for which there is a separate credit mechanism under the Amended and Restated Limited Partnership Agreement of BRELP), or any other fees that are payable by any Operating Entity to Brookfield for financial advisory, operations and maintenance, development, operations management and other services. See Item 7.B “Related Party Transactions — Incentive Distributions” and “— Other Services”.
The Base Management Fee payments for the years ended December 31, 2020, 2019 and 2018, respectively, are set out below:

(MILLIONS)	2020	2019	2018
Base management fee	$212	$108	$79
To the extent that under any other arrangement Brookfield Renewable is obligated to pay a Base Management Fee (directly or indirectly through an equivalent arrangement) to the Service Provider (or any affiliate) on a portion of Brookfield Renewable's capital that is comparable to the Base Management Fee, the Base Management Fee payable for each quarter in respect thereof will be reduced on a dollar-for-dollar basis by Brookfield Renewable’s proportionate share of the comparable Base Management Fee (or equivalent amount) under such other arrangement for that quarter.
Reimbursement of Expenses and Certain Taxes
The Service Recipients, including BEPC, also reimburse the Service Provider for any out-of-pocket fees, costs and expenses incurred in the provision of the management and administration services. However, the Service Recipients are not required to reimburse the Service Provider for the salaries and other remuneration of its management, personnel or support staff who carry out any services or functions for such Service Recipients or overhead for such persons.
The relevant Service Recipient is required to pay the Service Provider for all other out-of-pocket fees, costs and expenses incurred in connection with the provision of the services including those of any third party and to reimburse the Service Provider for any such fees, costs and expenses. Such out-of-pocket fees, costs and expenses include, among other things, (i) fees, costs and expenses relating to any debt or equity financing; (ii) out-of-pocket fees, costs and expenses incurred in connection with the general administration of any Service Recipient; (iii) taxes, licenses and other statutory fees or penalties levied against or in respect of a Service Recipient; (iv) amounts owed under indemnification, contribution or similar arrangements; (v) fees, costs and expenses relating to Brookfield Renewable’s financial reporting, regulatory filings and investor relations and the fees, costs and expenses of agents, advisors and other persons who provide services to or on behalf of a Service Recipient; and (vi) any other fees, costs and expenses incurred by the Service Provider that are reasonably necessary for the performance by the Service Provider of its duties and functions under the Master Services Agreement.
In addition, the Service Recipients are required to pay all fees, expenses and costs incurred in connection with the investigation, acquisition, holding or disposal of any acquisition that is made or that is proposed to be made by one of more of the Service Recipients. Where the acquisition or proposed acquisition involves a joint acquisition that is made alongside one or more other persons, the Service Providers will be required to allocate such fees, costs and expenses in proportion to the notional amount of the acquisition made (or that would have been made in the case of an unconsummated acquisition) among all joint investors. Such additional fees, expenses and costs represent out-of-pocket costs associated with investment activities that are undertaken pursuant to the Master Services Agreement.
The Service Recipients are also required to pay or reimburse the Service Provider for all sales, use, value added, withholding or other taxes or customs duties or other governmental charges levied or imposed by reason of the Master Services Agreement or any agreement it contemplates, other than income taxes, corporation taxes, capital taxes or other similar taxes payable by the Service Provider, which are personal to the Service Provider.
Termination
Our Master Services Agreement has no fixed term. However, the Service Recipients, including BEPC, may terminate the Master Services Agreement effective upon written notice of termination to the Service Provider if any of the following occurs:
•the Service Provider defaults in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to the Service Recipients and the default continues unremedied for a period of sixty (60) days after written notice of the breach is given to the Service Provider;
•the Service Provider engages in any act of fraud, misappropriation of funds or embezzlement against any Service Recipient that results in material harm to the Service Recipients;
•the Service Provider is grossly negligent in the performance of its duties under the agreement and such gross negligence results in material harm to the Service Recipients; or
•certain events relating to the bankruptcy or insolvency of the Service Providers.
The Service Recipients have no right to terminate for any other reason, including if the Service Providers or Brookfield experiences a change of control. The Managing General Partner may only terminate the BEP Master

Services Agreement on behalf of the Service Recipients with the prior unanimous approval of the Managing General Partner's independent directors.
The Master Services Agreement expressly provides that the agreement may not be terminated by the Service Recipients due solely to the poor performance or the underperformance of any of Brookfield Renewable’s operations.
The Service Providers may terminate the Master Services Agreement effective upon written notice of termination to Brookfield Renewable if any Service Recipient defaults in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to the Service Provider and the default continues unremedied for a period of sixty (60) days after written notice of the breach is given to the Service Recipients. The Service Provider may also terminate the Master Services Agreement upon the occurrence of certain events relating to the bankruptcy or insolvency of any Service Recipient.
If the Master Services Agreement is terminated, the Licensing Agreement, the Relationship Agreement and any of Brookfield’s obligations under the Relationship Agreement would also terminate. See Item 7.B “Related Party Transactions — Relationship Agreement” and Item 3.D “Risk Factors — Risks Relating to Our Relationship with Brookfield”.
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
See also information contained in this Form 20-F under Item 6.C “Board Practices,” Item 3.D “Risk Factors — Risks Relating to our Relationship with Brookfield” and Item 6.A “Directors and Senior Management”.

6.B    COMPENSATION
Our Management
The Managing General Partner does not have any employees. We have entered into our Master Services Agreement with the Service Provider pursuant to which the Service Provider and certain other affiliates of Brookfield provide or arrange for other service providers to provide management services to BEP, BRELP, BEPC and the Holding Entities. The fees payable under the Master Services Agreement are set forth under Item 6.A “Directors and Senior Management — Our Master Services Agreement — Management Fee”. In addition, Brookfield is entitled to receive incentive distributions from BRELP described under Item 7.B “Related Party Transactions — Incentive Distributions”.
Pursuant to our Master Services Agreement, members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to fulfill obligations under our Master Services Agreement. These individuals, including the Brookfield employees identified in the table above under Item 6.A “Directors and Senior Management — Our Management”, are not compensated by BEP or our Managing General Partner; instead they are and will continue to be compensated by Brookfield.  Further disclosure required under Canadian securities laws regarding the compensation of certain members of our core senior management team for the year ended December 31, 2020 will be separately filed within 140 days of December 31, 2020.
Board of Directors of the Managing General Partner
Our directors are entitled to an annual retainer of $140,000 (effective as of the third quarter of 2020; $125,000 prior thereto) for their service on the board of directors and committees of the Managing General Partner and the board of directors and committees of BEPC, and reimbursement of expenses incurred in attending meetings. For the year ended December 31, 2020, each of the directors (other than Mr. Cutler who joined the board of each of BEPC and the Managing General Partner in November 2020 and received $35,000 for the year) received $132,500 for their service on the board of directors and committees of the Managing General Partner and the board of directors and committees of BEPC, and reimbursement of expenses incurred in attending meetings.
In addition, the Chair of the Audit Committee of the Managing General Partner and BEPC receives an additional $20,000, the Chair of the Nominating and Governance Committee of the Managing General Partner and BEPC received an additional $10,000 and the lead independent director of the Managing General Partner and BEPC received an additional $10,000 for serving in such positions. Directors who are not independent due to their employment with Brookfield receive no fees for their services on the board of BEPC or the Managing General Partner.
We believe that directors of the Managing General Partner can better represent Brookfield Renewable if they have economic exposure to Brookfield Renewable themselves. Accordingly, each director of the Managing General Partner must hold sufficient LP units and/or BEPC exchangeable shares such that the acquisition cost of such units or shares is equal to at least two times their annual retainer. We consider this minimum economic ownership requirement to be consistent with best practices. See Item 6.A “Directors and Senior Management — Director Ownership Requirements”.
The Nominating and Governance Committee is responsible for reviewing and making recommendations to the board of directors of the Managing General Partner concerning the remuneration of directors and committee members. See Item 6.C “Board Practices — Committees of the Board of Directors — Nominating and Governance Committee”.
Indebtedness of Directors and Executive Officers
As at the date of this Form 20-F, and at all times since January 1, 2020, none of the directors, officers, employees and former directors, officers and employees of the Managing General Partner, the Service Provider or any of their respective subsidiaries, nor any of their associates, has or had any indebtedness owing to Brookfield Renewable.

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
Size, Independence and Composition of the Board of Directors
The Managing General Partner’s board of directors currently has eight directors. The board may consist of between three and eleven directors or such other number of directors as may be determined from time-to-time by a resolution of the Managing General Partner’s shareholders and subject to its bye-laws. At least three directors and at least a majority of the directors holding office must be independent of the Managing General Partner and Brookfield, as determined by the full board of directors using the standards for independence established under applicable securities laws. In addition, in February 2016 the board of directors of the Managing General Partner, on the recommendation of the Nominating and Governance Committee, appointed a lead independent director. The responsibilities of the lead independent director, who is currently David Mann, include presiding over sessions of the board of directors of the Managing General Partner when the Chair is not present as well as the in camera meetings that follow each scheduled board meeting.  Shareholders and other interested parties may communicate with any member of the board of directors, including its Chair, the lead independent director and the independent directors as a group, by contacting BEP’s Corporate Secretary at 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda, +441-294-3304.
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
All board of director appointments will be based solely on merit, having due regard for the benefits of diversity, so that each nominee possesses the necessary skills, knowledge and experience to serve effectively as a director. Therefore, in the director identification and selection process, gender diversity influences succession planning and is one criterion in adding new members to the board of directors.  Brookfield Renewable appreciates the benefits of leveraging a range of diverse talents and perspectives and is committed to pursuing the spirit and letter of the Diversity Policy. The Nominating and Governance Committee is responsible for overseeing the implementation of the Diversity Policy and for monitoring progress towards achieving its objectives.  The board of directors currently has eight directors, six of whom are independent, and two of whom are female (who are independent directors). Accordingly, 25% of the board of directors is made up of women and women represent a quarter of the independent directors. The Diversity Policy does not set any formal targets on diversity for directors at this time, because of the current need for geographic diversity of directors and the emphasis on subject matter expertise.
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
Transactions Requiring Approval by Independent Directors
The Managing General Partner’s independent directors approved the Conflicts Protocols which addresses the approval and other requirements for transactions in which there is potential for a conflict of interest to arise. These transactions include:
•subject to certain exceptions, acquisitions by us from, and dispositions by us to, Brookfield and Brookfield Accounts;
•acquisitions whereby Brookfield Renewable and Brookfield are purchasing different assets as part of a single transaction;
•investing in a private Brookfield sponsored-fund, consortium or partnership;
•the dissolution of BEP or BRELP;
•any material amendment to our Master Services Agreement, the Relationship Agreement, the Amended and Restated Limited Partnership Agreement of BRELP or the Amended and Restated Limited Partnership Agreement of BEP;
•subject to certain exceptions, any material service agreement or other arrangement pursuant to which Brookfield will be paid a fee, or other consideration other than any agreement or arrangement contemplated by our Master Services Agreement;
•determinations regarding the payment of fees in the LP units of BEP or limited partnership units of BRELP or the deferral of the incentive distribution (see Item 7.B “Related Party Transactions — Incentive Distributions”);

•termination of, or any determinations regarding indemnification under, our Master Services Agreement or determinations regarding indemnification under the Amended and Restated Limited Partnership Agreement of BRELP or the Amended and Restated Limited Partnership Agreement of BEP; and
•subject to certain exceptions, other material transactions involving us and Brookfield.
Pursuant to the Conflicts Protocols, independent directors may grant prior approvals for any of these transactions in the form of general guidelines, policies or procedures in which case no further special approval will be required in connection with a particular transaction or matter permitted thereby, provided such transactions or matters are conducted in accordance with the pre-approved guidelines, policies or procedures. The Conflicts Protocols can be amended from time to time at the discretion of the Managing General Partner's independent directors. See Item 7.B “Related Party Transactions — Conflicts of Interest and Fiduciary Duties”.
Transactions in Which a Director Has an Interest
A director who directly or indirectly has an interest in a contract, transaction or arrangement with the Managing General Partner, Brookfield Renewable or certain of our affiliates is required to disclose the nature of his or her interest to the full board of directors. Such disclosure may take the form of a general notice given to the board of directors to the effect that the director has an interest in a specified company or firm and is to be regarded as interested in any contract, transaction or arrangement made with that company or firm or its affiliates after the date of the notice. A director may participate in any meeting called to discuss or any vote called to approve the transaction in which the director has an interest and any transaction approved by the board of directors will not be void or voidable solely because the director was present at or participated in the meeting in which the approval was given provided that the board of directors or a board committee authorizes the transaction in good faith after the director’s interest has been disclosed or the transaction is fair to the Managing General Partner and Brookfield Renewable at the time it is approved.
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
In fulfilling its mandate, the board of directors is, among other things, responsible for the following:
•assessing the principal risks of Brookfield Renewable’s business and reviewing, approving and monitoring the systems in place to manage these risks;
•reviewing and approving the reports issued to LP unitholders and Preferred Unitholders, including annual and interim financial statements; and
•promoting the effective operation of the board of directors.
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
The board of directors of the Managing General Partner had four regular quarterly meetings as well as three special meetings in 2020.  All of the directors were present in person or by phone at all meetings. Four regular quarterly meetings are scheduled for 2021.
Size and Composition of the Board of Directors
The Managing General Partner’s board of directors is currently set at eight directors. See Item 6.C “Board Practices — Size, Independence and Composition of the Board of Directors”.
Independent Directors
At least three directors and at least a majority of the directors holding office must be independent of the Managing General Partner and Brookfield, as determined by the full board of directors using the standards for independence established under applicable securities laws. See Item 6.C “Board Practices — Size, Independence and Composition of the Board of Directors”.
The following table describes the independence status of the directors of the Managing General Partner.

Director	Independence Status	Reason for Related Status
Jeffrey Blidner	Related	Mr. Blidner is a Vice Chair of Brookfield Asset Management
Scott Cutler	Independent
Nancy Dorn	Independent
David Mann	Independent
Lou Maroun	Independent
Sachin Shah	Related	Mr. Shah is Chief Investment Officer of Brookfield Asset Management
Stephen Westwell	Independent
Patricia Zuccotti	Independent
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
At all quarterly meetings, the independent directors held meetings without the presence of management and the directors that are not independent. The board of directors has also adopted the Conflicts Protocols to govern its practices in circumstances in which conflicts of interest with Brookfield may arise. See Item 6.C “Board Practices — Transactions Requiring Approval by Independent Directors” and “— Transactions in Which a Director Has an Interest” and Item 7.B “Related Party Transactions — Conflicts of Interest and Fiduciary Duties”.
Other Directorships
The following directors of the Managing General Partner are also directors of other reporting issuers (or the equivalent in foreign jurisdictions).
•Blidner: Brookfield Asset Management; Brookfield Infrastructure Corporation; and the general partner of each of Brookfield Property Partners L.P., Brookfield Business Partners L.P. and Brookfield Infrastructure Partners L.P.
•Cutler: BEPC

•Dorn: BEPC
•Mann: BEPC; Allbanc Split Corp. II
•Maroun: BEPC; Summit II REIT; and the general partner of Brookfield Property Partners L.P.
•Shah: BEPC; American Equity Investments Life Holding Company
•Westwell: BEPC; Sasol Pty Limited
•Zuccotti: BEPC; and the general partner of Brookfield Business Partners L.P.
Director Orientation and Education
New directors of the Managing General Partner are provided with comprehensive information about Brookfield Renewable and its affiliates. Arrangements are made for specific briefing sessions from appropriate senior personnel to help new directors better understand Brookfield Renewable’s strategies and operations. They also participate in the continuing education measures discussed below.
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
Director Expectations
The Managing General Partner’s board of directors has adopted a Charter of Expectations for Directors, which sets out the expectations in regard to personal and professional competencies, LP unit and BEPC exchangeable share ownership, meeting attendance, conflicts of interest, changes of circumstance and resignation events. The Charter of Expectations for Directors can be found on our website at https://bep.brookfield.com/en/corporate-governance/governance-documents.  Directors are expected to identify in advance any potential conflict of interest regarding a matter coming before the board of directors or its committees, bring these to the attention of the board of directors or committee chair and refrain from voting on such matters. Directors are also expected to submit their resignations to the Chair of the board of directors if they become unable to attend at least 75% of the board of directors’ regularly scheduled meetings or if they become involved in a legal dispute, regulatory or similar proceedings, take on new responsibilities or experience other changes in personal or professional circumstances that could adversely impact Brookfield Renewable or their ability to serve as director. Further information on director LP unit and/or BEPC exchangeable share ownership requirements is set out in Item 6.B “Compensation — Board of Directors of the Managing General Partner”.
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
Audit Committee
The Managing General Partner’s board of directors has established an Audit Committee that operates pursuant to a written charter. The Audit Committee consists solely of independent directors, each member is financially literate and there will be at least one member at all times designated as an “audit committee financial expert” as defined by the SEC. Collectively, the Audit Committee has the education and experience to fulfill the responsibilities outlined in the Audit Committee Charter. The education and past experience of each Audit Committee member that is relevant to the performance of his or her responsibilities as an Audit Committee member can be found in the biographical information about the applicable member under Item 6.A “Directors and Senior Management”. Audit Committee members may not serve on more than two other public company audit committees, except with the prior approval of the Managing General Partner’s board of directors. Not more than 50% of the Audit Committee members may be directors who are residents of any one jurisdiction (other than Bermuda and any other jurisdiction designated by the board of directors from time to time).
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
As of the date of this Form 20-F, the Audit Committee was comprised of the following three directors: Patricia Zuccotti (Chair), David Mann and Stephen Westwell, all of whom are independent directors.
The Audit Committee had four regular quarterly meetings in 2020 as well as one special meeting. All of the committee members were present in person or by telephone. Four regular quarterly meetings are scheduled for 2021.
The board of directors of the Managing General Partner, upon the recommendation of the Audit Committee, have adopted a written policy on auditor independence (the “Pre-Approval Policy”). Under the Pre-Approval Policy, except in limited circumstances, all audit and permitted non-audit services are required to be pre-approved by the Audit Committee. The Pre-Approval Policy prohibits the auditors from providing the following types of non-audit services:
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
Nominating and Governance Committee
The Managing General Partner’s board of directors has established a Nominating and Governance Committee that operates pursuant to a written charter. The Nominating and Governance Committee consists entirely of independent directors and not more than 50% of the Nominating and Governance Committee members may be directors who are residents of any one jurisdiction (other than Bermuda and any other jurisdiction designated by the board of directors from time to time).
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
The Nominating and Governance Committee had four regular quarterly meetings and one special meeting in 2020. All of the committee members were present in person or by telephone. Four regular quarterly meetings are scheduled for 2021.
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
Personal Trading Policy
Brookfield has adopted a personal trading policy (the “Brookfield Trading Policy”) that applies to the directors and employees of Brookfield and its controlled public affiliates, in BEP and BEPC. The Brookfield Trading Policy sets forth basis guidelines for trading in the securities of Brookfield, BEP and BEPC and prohibits trading on the basis of material non-public information. The Brookfield Trading Policy features “blackout” periods during which insiders and other persons who are subject to the policy are prohibited from trading in the securities of Brookfield, BEP and BEPC. Regular trading blackout periods will generally commence at the close of business on the last business day of a quarter and end on the beginning of the first business day following the earnings call discussing the quarterly results. Brookfield Renewable has adopted a personal trading policy substantially similar to the

Brookfield Trading Policy that applies to BEP’s and BEPC’s directors and officers and the officers and directors of their respective subsidiaries.

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
Brookfield Renewable has approximately 2,630 employees involved in the day-to-day operations of our facilities and the development of our business, of which approximately 300 are located in Canada, 670 are located in the United States, 500 are located in Brazil, 580 are located in Colombia and 235 are located in the Republic of Ireland, the United Kingdom, Scotland, Portugal and Spain, 160 are located in other markets, and 175 work in the Business Services Group in Canada, which provides finance, IT and payroll services to our business in Canada and the United States. Approximately 1,350, or approximately 51% of these employees, are covered by collective agreements expiring between 2020 and 2024. Eight of these collective agreements are due to be renewed in 2021. In addition to the approximately 2,630 employees in our consolidated operating business, there are also approximately 190 employees working to support X-Elio, a joint venture that we participate in alongside institutional partners. We maintain very good relations with represented and salaried employees across all facilities. Relationships with the various unions in Canada, the United States, Brazil, Colombia and China have also been positive, without the occurrence of any work disruptions that would have had a negative impact on the business. Our corporate group, including the Manager, also has approximately 140 employees with non-operational roles who are largely based in Canada.
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
ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A    MAJOR SHAREHOLDERS
As of the date of this Form 20-F, there are 274,841,174 LP units outstanding. To our knowledge, as at the date of this Form 20-F, no person or company, other than Brookfield, beneficially owns or controls or directs, directly or indirectly, more than 5% of our LP units, on a fully-exchanged basis. Brookfield beneficially owns 68,749,416 LP units and 194,487,939 Redeemable/Exchangeable partnership units, or an approximate 48% interest in BEP (on a fully-exchanged basis, assuming the exchange of all of the outstanding Redeemable/Exchangeable partnership units and BEPC exchangeable shares) including its indirect general partnership interest in the Managing General Partner and the BRELP GP LP. All LP units, including those held by Brookfield, are non-voting. See also the information contained in this Form 20-F under Item 10.B “Memorandum and Articles of Association — Description of our LP units, Preferred Units and the Amended and Restated Limited Partnership Agreement of BEP”.
As of February 23, 2021, 11,978 of our outstanding LP units were held by 5 holders of record in the United States, not including LP units held of record by DTC. As of February 23, 2021, DTC was the holder of record of 54,876,120 LP units.

The following table sets forth information, as of date of this Form 20-F, regarding the beneficial ownership of LP units by each person that is a beneficial owner of more than 5% of our LP units, on a fully-exchanged basis.

Name	LP units (1)	Percentage of LP units (2)
Brookfield Asset Management Inc.(3)	308,051,190	48%
Partners Limited (4)	308,051,190	48%
(1)Includes 194,487,939 Redeemable/Exchangeable partnership units which are redeemable for cash or exchangeable for LP units in accordance with the Redemption-Exchange Mechanism and 44,813,835 BEPC exchangeable shares, which are exchangeable for LP units. All Redeemable/Exchangeable partnership units and all limited partnership units of BRELP held by BEP are non-voting. For additional information, see Item 10.B “Memorandum and Articles of Association — Description of the Amended and Restated Limited Partnership Agreement of BRELP — Units”.
(2)Assuming the exchange of all of the outstanding Redeemable/Exchangeable partnership units indirectly held by Brookfield Asset Management and of all of the outstanding BEPC exchangeable shares and including Brookfield Asset Management’s indirect general partnership interests. Assuming that only the Redeemable/Exchangeable partnership units and BEPC exchangeable shares indirectly held by Brookfield Asset Management, as applicable, are exchanged for LP units, the percentage would be approximately 59.9%.
(3)Consists of 60,703,416 LP units, 194,487,939 Redeemable/Exchangeable partnership units and 44,813,835 BEPC exchangeable shares.  In addition, Brookfield Asset Management has an indirect general partnership interest in BEP and BRELP through its indirect wholly-owned subsidiary Brookfield Renewable Power Inc.
(4)Partners Limited is a private corporation whose principal business mandate is to hold shares of Brookfield Asset Management, directly or indirectly, for the long-term. Partners Limited may be deemed to be the beneficial owner of 308,051,190 of our LP units, constituting approximately 48.0% of the issued and outstanding units, assuming that all of the Redemption-Exchange Units are exchanged for our LP units pursuant to the Redemption-Exchange Mechanism described in Item 10.B “Memorandum and Articles of Association — Description of the Amended and Restated Limited Partnership Agreement of BRELP — Redemption-Exchange Mechanism” and assuming the exchange of all of the outstanding BEPC exchangeable shares. The business address of Partners Limited is Brookfield Place, 181 Bay Street, Suite 300, Toronto, Ontario M5J 2T3. The board of directors of Partners Limited is currently comprised of Jack L. Cockwell, Brian W. Kingston, Brian D. Lawson, Cyrus Madon, Samuel J.B. Pollock, Timothy R. Price and Sachin Shah. Partners Limited owns 100% of BAM’s class B limited voting shares. On May 14, 2020, BAM announced that, in order to further reinforce the long-term stability of ownership of the class B limited voting shares, a group of individuals have been designated to oversee stewardship of the class B limited voting shares. Under these arrangements, the class B limited voting shares will be held in a voting trust (the “BAM Partnership”). The beneficial interests in the BAM Partnership, and the voting interests in its trustee, will be held in equal parts by three entities which are owned by Bruce Flatt, Jack Cockwell and jointly by Brian Kingston, Brian Lawson, Cyrus Madon, Sam Pollock and Sachin Shah. The class B limited voting shares will be voted with no single individual or entity controlling the BAM Partnership. Implementation of these arrangements is subject to customary consents and regulatory approvals being obtained, following which the class B limited voting shares will be transferred from Partners Limited to the BAM Partnership for consideration per share equal to the then current market price of a BAM class A limited voting share.
See also the information contained in this Form 20-F under Item 3.D “Risk Factors—Risks Relating to our Relationship with Brookfield”, Item 6.A “Directors and Senior Management”, Item 6.C “Board Practices” and Item 7.B “Related Party Transactions”.
7.B    RELATED PARTY TRANSACTIONS
RELATIONSHIP WITH BROOKFIELD
Brookfield is a leading global alternative asset manager with approximately $600 billion of assets under management across real estate, renewable power, infrastructure and private equity. Brookfield offers a range of public and private investment products and services. Brookfield is listed on the NYSE under the symbol “BAM” and on the TSX under the symbol “BAM.A”.
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
See also the information contained in this Form 20-F under Item 3.D “Risk Factors — Risks Relating to Our Relationship with Brookfield”, Item 5.A “Operating Results — Related Party Transactions”, Item 6.A “Directors and Senior Management”, Item 6.C “Board Practices” and Item 7.A “Major Shareholders” and Note 30 to our audited consolidated financial statements for the year ended December 31, 2020, 2019 and 2018, respectively.

Relationship Agreement
BEP, BRELP, the Service Provider, Brookfield and others have entered into the Relationship Agreement, which governs aspects of the relationship among them. BEPC, being a controlled subsidiary of BEP, is automatically entitled to the benefits and subject to certain obligations under the Relationship Agreement. Pursuant to the Relationship Agreement, Brookfield has agreed that Brookfield Renewable will serve as its primary (though not exclusive) vehicle through which it will, directly or indirectly, acquire renewable power assets on a global basis. Brookfield Renewable’s acquisition strategy focuses on large scale transactions, for which it believes there is less competition and where Brookfield has sufficient influence or control so that Brookfield’s operations-oriented approach can be deployed to create value. An integral part of Brookfield Renewable’s strategy is to participate with institutional investors in Brookfield sponsored or co-sponsored consortiums or funds for acquisitions that fit Brookfield Renewable’s strategy. Brookfield has a strong track record of leading such consortiums and funds and actively manages underlying assets to improve performance. Currently, Brookfield manages the Brookfield Americas Infrastructure Fund, a $2.7 billion infrastructure fund focused on the Americas, Brookfield Infrastructure Fund II, a $7 billion global infrastructure fund, Brookfield Infrastructure Fund III, a $14 billion global infrastructure fund, Brookfield Infrastructure Fund IV, an approximately $20 billion global infrastructure fund and Brookfield Infrastructure Debt Fund, an infrastructure fund focused on credit investments. Brookfield is the fund manager and typically invests approximately 25% to 50% of the capital required for a transaction alongside its institutional investors. It is currently intended that future renewable power acquisitions identified by Brookfield may be funded with commitments pursuant to Brookfield sponsored funds and Brookfield Renewable would fund Brookfield’s participation where renewable power investments are made by such funds. Brookfield’s commitment to Brookfield Renewable and the Brookfield Renewable’s ability to take advantage of opportunities is subject to a number of inherent limitations such as Brookfield Renewable’s financial capacity, the suitability of the acquisition in terms of the underlying asset characteristics and its fit with Brookfield Renewable’s strategy, limitations arising from the tax and regulatory regimes that govern the Brookfield Renewable’s affairs and certain other restrictions. See Item 3.D “Risk Factors—Risks Relating to Our Relationship with Brookfield”.
Under the terms of the Relationship Agreement, Brookfield Renewable acknowledges and agrees that, subject to providing the opportunity to participate on the basis described above, Brookfield (including its directors, officers, agents, members, partners, shareholders and employees) is able to pursue other business activities and provide services to third parties that compete directly or indirectly with Brookfield Renewable. In addition, Brookfield has established or advised, and may continue to establish or advise, other entities that rely on the diligence, skill and business contacts of Brookfield’s professionals and the information and acquisition opportunities they generate during the normal course of their activities. Brookfield Renewable acknowledges and agrees that some of these entities may have objectives that overlap with Brookfield Renewable’s objectives or may acquire renewable power assets or businesses that could be considered appropriate acquisitions for Brookfield Renewable, and that Brookfield may have greater financial incentives to assist those other entities over Brookfield Renewable. Due to the foregoing, Brookfield Renewable expects to compete from time to time with Brookfield or other third parties for access to the benefits that it expects to realize from Brookfield’s involvement in its business.
Members of Brookfield carry on a diverse range of businesses worldwide, including the development, ownership and/or management of power, transmission and other infrastructure assets, and investing and advising on investing in any of the foregoing or loans, debt instruments and other securities with underlying infrastructure collateral or exposure including renewable power generation operations or developments, both as principal and through other public companies that are affiliates of Brookfield or through private investment vehicles and accounts established or managed by affiliates of Brookfield that are separate from Brookfield Renewable, and Brookfield will not be obligated to provide Brookfield Renewable with any opportunities in these sectors. Except as explicitly provided in the Relationship Agreement, the Relationship Agreement will not in any way limit or restrict members of Brookfield from carrying on their respective business. In the event of the termination of the Master Services Agreement, the Relationship Agreement would also terminate, including Brookfield’s commitments to provide Brookfield Renewable with acquisition opportunities, as described above. Neither BEP nor BEPC is entitled to terminate the Master Services Agreement or the Relationship Agreement.
Pursuant to the Relationship Agreement, Brookfield has also agreed that any voting rights with respect to any operating entity that are held by entities over which it has control will be:

•voted in favor of the election of a director (or its equivalent) approved by the entity through which Brookfield Renewable’s interest in the relevant entity is held;
•withheld from voting for (or voted against, if applicable) the election of a director (or its equivalent) not approved by the entity through which Brookfield Renewable’s interest in the relevant entity is held; and
•voted in accordance with the direction of the entity through which Brookfield Renewable’s interest in the relevant entity is held with respect to the approval or rejection of the following matters relating to the operating entity, as applicable: (i) any sale of all or substantially all of its assets; (ii) any merger, amalgamation, consolidation, business combination or other material corporate transaction, except in connection with any internal reorganization that does not result in a change of control; (iii) any plan or proposal for a complete or partial liquidation or dissolution, or any reorganization or any case, proceeding or action seeking relief under any existing laws or future laws relating to bankruptcy or insolvency; (iv) any issuance of shares, units or other securities, including debt securities; or (v) any commitment or agreement to do any of the foregoing.
For these purposes, the relevant entity may maintain, from time to time, an approved slate of nominees or provide direction with respect to the approval or rejection of any matter in the form of general guidelines, policies or procedures in which case no further approval or direction will be required. Any such general guidelines, policies or procedures may be modified by the relevant entity in its discretion.
Under the Relationship Agreement, Brookfield Renewable has agreed that none of Brookfield or the Service Provider, nor any director, officer, agent, member, partner, shareholder or employee of Brookfield or the Service Provider, will be liable to Brookfield Renewable for any claims, liabilities, losses, damages, costs or expenses (including legal fees) arising in connection with the business, investments and activities in respect of or arising from the Relationship Agreement. The maximum amount of the aggregate liability of Brookfield, or of any director, officer, employee, contractor, agent, advisor or other representative of Brookfield, will be equal to the amounts previously paid in the two most recent calendar years by the Service Recipient pursuant to the Master Services Agreement.
Master Services Agreement
BEP, BRELP, BEPC and the Holding Entities entered into our Master Services Agreement pursuant to which the Service Provider has agreed to provide oversight of the business and provide the services of senior officers to Brookfield Renewable. In addition, the Service Provider has agreed to provide services relating to acquisitions or dispositions, financings, business planning and strategy and oversight and supervision of various day to day management and administration activities. In exchange for providing these services, the Service Provider is entitled to a Base Management Fee, which for the year ended 2020 was approximately $212 million. For a detailed description of our Master Services Agreement, see Item 6.A “Directors and Senior Management — Our Master Services Agreement”. For components of the management fee, see Item 6.A— “Directors and Senior Management — Our Master Services Agreement — Management Fee”.
Incentive Distributions
Brookfield’s general partner interest in BRELP, through its indirect wholly-owned subsidiary BRELP GP LP, entitles it to incentive distribution rights that are based on the amount by which quarterly distributions on BRELP’s units (including securities such as BEPC exchangeable shares that are the economic equivalent of an LP unit, but excluding BRELP’s class A preferred units) exceed specified target levels. See Item 10.B “Memorandum and Articles of Association — Description of the Amended and Restated Limited Partnership Agreement of BRELP — Distributions”.
BRELP GP LP may elect to reinvest any of the incentive distributions from its general partner interest in additional Redeemable/Exchangeable partnership units.
To the extent that Brookfield Renewable pays to Brookfield any comparable performance or incentive distribution, the amount of any future incentive distributions will be reduced in an equitable manner to avoid duplication of distributions.

General Partner Distributions
Pursuant to the Amended and Restated Limited Partnership Agreement of BEP, the Managing General Partner is entitled to receive a general partner distribution equal to 0.01% of the total distributions of BEP. See Item 10.B “Memorandum and Articles of Association — Description of Our LP units, Preferred Units and the Amended and Restated Limited Partnership Agreement of BEP — Distributions”.
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
Energy Marketing Internalization
In 2018, Brookfield Renewable and Brookfield internalized all energy marketing capabilities in North America into Brookfield Renewable (the “Energy Marketing Internalization”). The Energy Marketing Internalization closed in September 2019, resulting in the transfer of Brookfield’s existing energy marketing business to Brookfield Renewable’s subsidiary, BRTM, including the marketing, purchasing and trading of energy and energy related products in North America, the provision of energy marketing services to our North American operating vehicles, and all matters incidental thereto. The Energy Marketing Internalization also resulted in the assignment of all third party energy trading contracts and certain internal related party power purchase and revenue support agreements from BEM LP to BRTM.
As part of the Energy Marketing Internalization, Brookfield Renewable and Brookfield entered into an agreement pursuant to which BRTM provides energy marketing services to Brookfield for a fee. See “Energy Marketing Agreement”.
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

Other Power Agreements
In addition to the Energy Revenue Agreement, Brookfield Renewable continues to be a party to a number of PPAs that provide for the sale of power generated from certain of Brookfield Renewable’s North American facilities to Brookfield and revenue support agreements under which Brookfield supports Brookfield Renewable’s revenue from the sale of power generated by certain of Brookfield Renewable’s North American facilities. Approximately 17% of our economic exposure for 2021 (on a proportionate basis) is with Brookfield.
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
BEP Registration Rights Agreement
On November 28, 2011, Brookfield and BEP entered into a registration rights agreement (the “BEP Registration Rights Agreement”) pursuant to which BEP has agreed that, upon the request of Brookfield, BEP will file one or more registration statements to register for sale under the Securities Act, or one or more prospectuses to qualify the distribution in Canada of, any LP units held by Brookfield (including LP units acquired pursuant to the Redemption-Exchange Mechanism or LP units acquired upon the exchange of BEPC exchangeable shares). Under the BEP Registration Rights Agreement, BEP is not required to file a registration statement or a prospectus unless Brookfield requests that LP units having a value of at least $50,000,000 be registered or qualified. In the BEP Registration Rights Agreement, BEP has agreed to pay expenses in connection with such registration and sales, except for any underwriting discounts or commissions which will be borne by Brookfield, and will indemnify Brookfield for material misstatements or omissions in the registration statement and/or prospectus.
BEPC Registration Rights Agreement
Upon completion of the special distribution, BEPC, BEP and Brookfield entered into a registration rights agreement (the “BEPC Registration Rights Agreement”), which is comparable to the BEP Registration Rights Agreement described above. Under the BEPC Registration Rights Agreement, BEPC agreed that, upon the request of Brookfield, BEPC will file one or more registration statements or prospectuses to register for sale and qualify for distribution under applicable securities laws any of BEPC exchangeable shares held by Brookfield. In the BEPC Registration Rights Agreement, BEPC agreed to pay expenses in connection with such registration and sales and will indemnify Brookfield for material misstatements or omissions in the registration statement.
Licensing Agreement
Pursuant to a licensing agreement, Brookfield has granted us a non-exclusive, royalty-free license to use the name “Brookfield” and the Brookfield logo (the “Licensing Agreement”). Other than under this limited license, we do not have a legal right to use the “Brookfield” name and the Brookfield logo on a global basis.
We will be permitted to terminate the Licensing Agreement upon 30 days’ prior written notice if Brookfield defaults in the performance of any material term, condition or agreement contained in the Licensing Agreement and the default continues for a period of 30 days after written notice of termination of the breach is given to Brookfield. Brookfield may terminate the Licensing Agreement effective immediately upon termination of our Master Services Agreement or with respect to any licensee upon 30 days’ prior written notice of termination if any of the following occurs:
•the licensee defaults in the performance of any material term, condition or agreement contained in the Licensing Agreement and the default continues for a period of 30 days after written notice of termination of the breach is given to the licensee;

•the licensee assigns, sublicenses, pledges, mortgages or otherwise encumbers the intellectual property rights granted to it pursuant to the Licensing Agreement;
•certain events relating to a bankruptcy or insolvency of the licensee; or
•the licensee ceases to be an affiliate of Brookfield.
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
Each of the Managing General Partner and the BRELP General Partner are required to exercise its powers and carry out its functions as general partner of BEP and BRELP, respectively, honestly and in good faith, and exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, in each case, subject to and after taking into account, the terms and conditions of the Relationship Agreement, our Master Services Agreement and the Conflicts Protocols that have been approved by our Managing General Partner’s independent directors. However, the Amended and Restated Limited Partnership Agreement of BEP and the Amended and Restated Limited Partnership Agreement of BRELP contain various provisions that modify the fiduciary duties that might otherwise be owed to us and our Unitholders, including when conflicts of interest arise. These duties include the duties of care and loyalty. The duty of loyalty, in the absence of provisions in the Amended and Restated Limited Partnership Agreement of BEP and the Amended and Restated Limited Partnership Agreement of BRELP to the contrary, would generally prohibit the Managing General Partner and BRELP General Partner from taking any action or engaging in any transaction as to which it has a conflict of interest. However, the Amended and Restated Limited Partnership Agreement of BEP and the Amended and Restated Limited Partnership Agreement of BRELP provide that the Managing General Partner, BRELP General Partner and their affiliates will not have any obligation under the Amended and Restated Limited Partnership Agreement of BEP and the Amended and Restated Limited Partnership Agreement of BRELP, or as a result of any duties stated or implied by law or equity, including fiduciary duties, to present business or investment opportunities to Brookfield Renewable, BRELP, any Holding Entity or any other holding vehicle established by Brookfield Renewable. They also allow affiliates of the Managing General Partner and BRELP General Partner to engage in activities that may compete with us or our activities, and state that, subject to applicable law, no breach of the Amended and Restated Limited Partnership Agreement of BEP or the Amended and Restated Limited Partnership Agreement of BRELP, or a breach of any duty, including fiduciary duties, may be found for any matter that has been approved by a majority of the independent directors of the Managing General Partner. Further, when resolving conflicts of interest, neither the Amended and Restated Limited Partnership Agreement of BEP nor the Amended and Restated Limited Partnership Agreement of BRELP impose limitations on the discretion of the independent directors or the factors which they may consider in resolving any such conflicts. The independent directors of our Managing General Partner can, subject to acting in accordance with their own fiduciary duties in their capacity as a director of the Managing General Partner, therefore take into account the interests of third parties, including Brookfield, and, where applicable, any Brookfield Accounts, when resolving conflicts of interest and may owe fiduciary duties to such third parties, or to such Brookfield Accounts.
These modifications to the fiduciary duties may be detrimental to our Unitholders because they restrict the remedies available for actions that might otherwise constitute a breach of fiduciary duty and permit conflicts of interest to be resolved in a manner that is not always in the best interests of Brookfield Renewable or the best interests of our Unitholders. We believe that it was necessary to modify the fiduciary duties that might otherwise be owed to us and our Unitholders, as described above, due to our organizational and ownership structure and the potential conflicts of interest created thereby. Without modifying those duties, the ability of the Managing General Partner and BRELP General Partner to attract and retain experienced and capable directors and to take actions that we believe will be necessary for the carrying out of our business would be unduly limited due to their concern about potential liability.
Bermuda partnership legislation provides that, subject to any express provision of the Amended and Restated Limited Partnership Agreement of BEP to the contrary, a limited partner of a limited partnership in that capacity does not owe any fiduciary duty in exercising any of its rights or authorities or otherwise in performing any of its obligations under the Amended and Restated Limited Partnership Agreement of BEP to the limited partnership or any other partner. The Amended and Restated Limited Partnership Agreement of BEP imposes no such fiduciary duty.
Conflict of Interest
Brookfield is a global alternative asset manager with significant assets under management and a long history of owning, managing and operating assets, businesses and investment vehicles across various industries, sectors, geographies and strategies. As noted throughout this Form 20-F, a key element of the strategy of our investment activities, and of the Brookfield sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements, collectively “Brookfield Accounts”) in which we invest, is to leverage Brookfield’s experience, expertise, broad reach, relationships and position in the market for investment opportunities and deal flow, financial resources, access to capital markets and operating needs. Brookfield believes that this is in the best interests of Brookfield Renewable and those of Brookfield Accounts in which we invest. However, being part of this broader platform, as well as activities of and other considerations relating to Brookfield Accounts, gives rise to actual and potential conflicts of interest between Brookfield Renewable, our unitholders and Brookfield Accounts in which we invest, on the one hand, and Brookfield and/or other Brookfield Accounts, on the other hand, that may not be resolved in the most favorable manner to the interests of Brookfield Renewable and/or of Brookfield Accounts in which we invest.
Brookfield’s activities include, among others: (i) investment and asset management; (ii) managing and investing reinsurance capital; (iii) sponsoring, offering and managing private and public investment vehicles that invest in the global fixed income, currency, commodity, equities, private equity and other markets; and (iv) developing, constructing, owning, managing, operating and servicing real estate, renewable power, infrastructure and other companies and assets, including among others residential, commercial, storage and mixed-use real estate, data centers, transportation facilities, electric utilities, industrial and manufacturing facilities, energy companies, metals and mining companies, timberlands and agrilands, natural gas pipelines, and other assets; providing capital and financing solutions, as well as financial advisory, business development and other financial services; and other activities (collectively, “Brookfield Activities”). It is expected that Brookfield Renewable and Brookfield Accounts in which we invest will benefit from Brookfield’s expertise, market positioning and connectivity that arise from Brookfield Activities. At the same time, in the ordinary course of its business, Brookfield’s and other Brookfield Accounts’ interests are expected to conflict with the interests of Brookfield Renewable and Brookfield Accounts in which we invest, notwithstanding Brookfield’s direct or indirect participation in Brookfield Renewable, Brookfield Renewable’s investments and Brookfield Accounts in which we invest.
As discussed above, investors should note that the Amended and Restated Limited Partnership Agreement of BEP and the Amended and Restated Limited Partnership Agreement of BRELP contain provisions that, subject to applicable law, (i) reduce or modify the duties (including fiduciary or other duties owed to us and our Unitholders) to which Brookfield would otherwise be subject, (ii) waive duties or consent to conduct of Brookfield that might not otherwise be permitted pursuant to such duties and (iii) limit the remedies of Unitholders with respect to breaches of such duties. Additionally, our Amended and Restated Limited Partnership Agreement contains exculpation and indemnification provisions that, subject to the specific exceptions therein, provide that Brookfield and its affiliates and our directors will be held harmless and indemnified for matters relating to the operation of Brookfield Renewable, including matters that may involve one or more potential or actual conflicts of interest. The governing documents of Brookfield Accounts in which we invest contain similar provisions.
The discussion below describes certain of the actual and potential conflicts of interest that are expected to arise between Brookfield Activities, on the one hand, and Brookfield’s management of us and Brookfield Accounts in which we invest, on the other hand. These conflicts of interest are not a complete list or explanation of all actual and potential conflicts of interest that could arise. While Brookfield acts in good faith to resolve potential conflicts in a manner that is fair and equitable taking into account the facts and circumstances known to it at the time, there can be no assurance that any recommendation or determination made by Brookfield will be most beneficial or favorable to us or Brookfield Accounts in which we invest, or would not have been different if additional information were available to it. Potential conflicts of interest generally will be resolved in accordance with the principles summarized herein, Brookfield’s policies for adequately addressing potential conflicts considerations that arise in managing its business activities, the governing documents of Brookfield Accounts in which we invest, and our Conflicts Protocols that have been approved by our independent directors.
As described further below under “Resolution of Conflicts”, our Conflicts Protocols were put in place in recognition of the benefit to Brookfield Renewable of our relationship with Brookfield and our intent to seek to maximize the benefits from this relationship. The policy generally provides for potential conflicts to be resolved on the basis of transparency and, in certain circumstances, third-party validation and approvals. Addressing conflicts of interest is complex, and it is not possible to predict all of the types of conflicts that may arise over time. Accordingly, the Conflicts Protocols focuses on addressing the principal activities that are expected to give rise to potential and/or actual conflicts of interest, including our investment activities, our participation in Brookfield Accounts, transactions with Brookfield (and Brookfield Accounts), and engagements of Brookfield affiliates. Pursuant to our Conflicts Protocols, certain conflicts of interest do not require the approval of the Managing General Partner’s independent directors provided they are addressed in accordance with pre-approved parameters, while other conflicts require the specific approval of the Managing General Partner’s independent directors. By acquiring our LP units, each investor will be deemed to have acknowledged the existence of these actual and potential conflicts of interest and to have waived any and all claims with respect to them and any actions taken or proposed to be taken in respect of them. Prospective investors are encouraged to seek the advice of independent legal counsel in evaluating the conflicts involved in an investment in our Units and the operation of Brookfield Renewable.

As described elsewhere herein, we pursue investment opportunities and investments in various ways, including indirectly through Brookfield Accounts in which we invest. Any references in this Item 7.B “Related Party Transactions — Conflicts of Interest and Fiduciary Duties” to our investments, assets, expenses, portfolio companies or other terms should be understood to mean such terms held, incurred or undertaken directly by us or indirectly by us through our investment in one or more Brookfield Accounts.
ALLOCATION OF INVESTMENT OPPORTUNITIES
•Allocation of Investment Opportunities. Brookfield provides investment advice and performs related services for itself and other Brookfield Accounts, which are similar to the advice provided and services performed by Brookfield for Brookfield Renewable and Brookfield Accounts in which we invest. Brookfield and Brookfield Accounts have (and future Brookfield Accounts will have) investment mandates that overlap with those of Brookfield Renewable and Brookfield Accounts in which we invest, and will compete with and/or have priority over Brookfield Renewable (and Brookfield Accounts in which we invest) in respect of particular investment opportunities. As a result, certain opportunities sourced by Brookfield that would otherwise be suitable for Brookfield Renewable (and/or the Brookfield Accounts in which we invest) are not expected to be available to us, we will receive a smaller allocation of such opportunities than would otherwise have been the case, or we will receive an allocation of such opportunities on different terms than Brookfield or other Brookfield Accounts which may be less favorable to Brookfield Renewable (and Brookfield Accounts in which we invest) than otherwise would have been the case.
Among others, Brookfield manages and participates in, and will in the future manage and participate in, Brookfield Accounts that invest (via debt, equity and other investments) in real estate, infrastructure, renewable power, private equity and other companies and assets, similar to Brookfield Renewable, and that follow investment mandates that overlap with, compete with, complement and/or relate to the investment mandates of Brookfield Renewable and of Brookfield Accounts in which we invest. In addition, certain Brookfield Accounts pursue (and future Brookfield Accounts will pursue) investment mandates that are different than those of Brookfield Renewable (and of Brookfield Accounts in which we invest), including investment mandates that focus on investments with lower risk-return profiles than Brookfield Renewable generally targets.
As a general matter, other Brookfield Accounts will have priority over Brookfield Renewable in respect of investment opportunities that are suitable and appropriate for their investment mandates. By way of example only, these include Brookfield Accounts that focus on equity and debt investments in renewable power (and infrastructure) companies and assets, such as the Brookfield Infrastructure series of funds, Brookfield Super-Core Infrastructure fund, the CEE Funds, and the Brookfield Infrastructure Debt series of funds. It is expected that Brookfield Renewable will participate in these opportunities by investing in Brookfield Accounts to the extent suitable and appropriate for our investment mandate, as determined by Brookfield from time to time in its sole discretion and as approved by our General Partner’s independent directors.
Where the investment mandates of Brookfield Renewable (or of Brookfield Accounts in which we invest) overlap with the investment mandates of one or more other Brookfield Accounts and investment opportunities are to be allocated among two or more such accounts (e.g., because one account does not have priority rights with respect to such opportunities), Brookfield will allocate investment opportunities on a basis that it believes is fair and equitable taking into account all of the facts and circumstances. These will include one or more of the following factors, among others: (i) the size, nature and type of the opportunity (including the risk and return profiles of the investment, expected holding period and other attributes), (ii) the nature of the investment mandates (including investment focus, objectives, strategies, guidelines, limitations, and target rates of return) of the Brookfield Accounts, (iii) the relative amounts of capital available for investment, (iv) principles of diversification of assets, (v) expected future capacity of the accounts, (vi) cash and liquidity needs (including for pipeline, follow-on and other opportunities), (vii) the availability of other appropriate or similar investment opportunities and (viii) other portfolio management considerations deemed relevant by Brookfield (including, among others, legal, regulatory, tax, structuring, compliance, investment-specific, timing and similar considerations).
As a result of the foregoing considerations, Brookfield Renewable and Brookfield Accounts in which we invest generally will receive a smaller allocation of investment opportunities than would otherwise have been the case and may not, in certain circumstances, participate in opportunities that it (or Brookfield Accounts in which we invest)

otherwise would have participated in, in each case for example if it (or Brookfield Accounts in which we invest) had pursued their investment activities differently and/or outside of Brookfield’s broader investment platform. However, as noted throughout this Form 20-F, it is a key element of Brookfield Renewable’s strategy to leverage Brookfield’s experience, expertise, broad reach, relationships and position in the market for investment opportunities, deal flow, financial resources, access to capital markets and operating needs, which we believe is in the best interests of Brookfield Renewable and Brookfield Accounts in which we invest.
•Incentive to Allocate Investment Opportunities to Certain Brookfield Accounts Over Other Brookfield Accounts. In certain circumstances, Brookfield will have an aggregate economic interest in one Brookfield Account, including a co-investment account or other Brookfield Account, that is greater than (or that is expected to be greater than) its aggregate economic interest in another Brookfield Account, which would result in higher economic benefit to Brookfield from allocating investment opportunities to such Brookfield Account relative to other Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest). Brookfield’s economic interest in a Brookfield Account will depend on, among others, its right to receive incentive-based compensation, management fees and/or other fees or compensation from the Brookfield Account, as well as its economic investment in such Brookfield Account (if any). For example, Brookfield is not required to offset certain transaction fees, break-up fees and other compensation that it is entitled to from an investment against management fees owed by certain co-investment accounts. In addition, Brookfield expects to enter into formal and/or informal arrangements (including with one or more co-investors and/or strategic investors) pursuant to which Brookfield will benefit economically, directly or indirectly, from offering investment opportunities to those investors, including by increasing the attractiveness of investing in Brookfield Accounts more broadly. As a result, Brookfield generally is incentivized to allocate a greater number (or portions) of investment opportunities to certain investors and/or Brookfield Accounts over others than would otherwise be the case in the absence of differing economic interests in Brookfield Accounts.
•Allocation of Co-Investments. From time to time, to the extent Brookfield determines, in its discretion, that an investment opportunity that is to be allocated to Brookfield Renewable or a Brookfield Account in which we are invested exceeds the amount that is advisable or appropriate for Brookfield Renewable or such Brookfield Account (which will, in some cases, as determined by Brookfield in its sole discretion, be less than the maximum investment amount permitted by Brookfield Renewable’s or the relevant Brookfield Account’s mandates), Brookfield may, in its sole discretion, offer to one or more other investors the ability to participate in such opportunity as a co-investor on such terms and conditions as Brookfield determines. Potential co-investors could include among others, unitholders of Brookfield Renewable, investors in other Brookfield Accounts, Brookfield Accounts, Brookfield employees, Brookfield, the Investing Affiliate, and/or one or more third parties. Brookfield Renewable, as an investor in Brookfield Accounts, is expected to receive (and accept) opportunities to co-invest alongside Brookfield Accounts in which it is invested.
Where Brookfield determines to offer a co-investment opportunity to one or more potential co-investors, Brookfield generally has broad discretion in determining to whom and in what relative amounts to allocate the co-investment opportunity. A decision regarding the allocation of a co-investment opportunity will be made based on the then-existing facts-and-circumstances and then-existing factors deemed relevant by Brookfield in its sole discretion (including factors that require subjective decision-making by Brookfield), and could be different from those used in determining the allocation of any other co-investment opportunity.
The allocation of co-investment opportunities raises certain potential conflicts of interest, including that Brookfield is incentivized to allocate such opportunities in a manner that benefits Brookfield economically by virtue of fees and other compensation that will be payable to Brookfield by the co-investors and/or by encouraging co-investors to enter into a relationship, or expand their relationship, with Brookfield. Historical allocation decisions are not necessarily indicative of future allocation decisions and the actual number of co-investment opportunities made available to Brookfield Renewable (in connection with its investments in Brookfield Accounts) may be significantly higher or lower than those made available to other co-investors (including other Brookfield Accounts, Brookfield employees, and Brookfield). Notwithstanding the foregoing incentives, Brookfield endeavors at all times to allocate co-investment opportunities in a fair and equitable manner consistent with its fiduciary duties and disclosures set out in the relevant Brookfield Account’s governing documents.

Where Brookfield Renewable agrees to participate in a co-investment opportunity, it generally will be liable for costs related to the opportunity to the extent it is not consummated. See “Co-Investment Expenses” and “Facilitation of Co-Investments” below. Co-investors’ returns with respect to co-investments made alongside Brookfield Renewable or a Brookfield Account in which Brookfield Renewable invests may exceed the returns of Brookfield Renewable and/or the relevant Brookfield Account, particularly co-investors that are subject to reduced management fees, carry distributions and/or similar compensation payable to Brookfield with respect to such co-investments.
Certain investors in Brookfield Account are expected to have contractual or other rights to participate in co-investments. As a general matter, investing in Brookfield Renewable does not entitle any unitholder to allocations of co-investment opportunities (either alongside Brookfield Renewable or any other Brookfield Account) and unitholders generally will not have any right to receive co-investment opportunities.
•Co-Investment Expenses. Co-investors (including Brookfield Renewable to the extent it co-invests in an opportunity offered by a Brookfield Account in which it invests) will typically bear their pro rata share of fees, costs and expenses related to the discovery, investigation, development, acquisition or consummation, ownership, maintenance, monitoring, hedging and disposition of co-investments and generally will be required to pay their pro rata share of fees, costs and expenses related to potential co-investments that are not consummated, such as broken deal expenses (including “reverse” breakup fees).
In managing a Brookfield Account (including Brookfield Renewable or a Brookfield Account in which we invest), Brookfield endeavors to allocate such fees, costs and expenses on a fair and equitable basis. Notwithstanding the foregoing, certain co-investors may not agree to pay or otherwise bear fees, costs and expenses related to unconsummated co-investments. In addition, in certain circumstances, potential co-investors will not bear such fees, costs and expenses because they have not yet been identified (or their anticipated allocation has not yet been identified) as of the time the potential investment ceases to be pursued, are not yet committed to such potential investment or are not contractually required to bear such fees, costs and expenses. In those events, such fees, costs and expenses will be considered operating expenses and be borne by us (in connection with co-investment opportunities that we offered) or be considered operating expenses of, and be borne by, the Brookfield Account (in connection with co-investments offered by the Brookfield Account); provided that, in all instances, Brookfield Renewable and Brookfield, in their capacity as co-investors or prospective co-investors alongside a Brookfield Account, intend to bear their pro rata share of such fees, costs and expenses based on the amount they have committed to co-invest as of the time a binding offer is made by the Brookfield Account. In addition, Brookfield Renewable will bear the costs and expenses of drafting form agreements used to facilitate investments by co-investors alongside Brookfield Renewable (in connection with co-investment opportunities that we offer) and our pro-rata share of such costs and expenses incurred by other Brookfield Accounts in which we are invested.
•Facilitation of Investments. From time to time, in order to facilitate investment activities in a timely and efficient manner, Brookfield, another Brookfield Account, or Brookfield Renewable will fund deposits or incur other costs and expenses (including by use of loan facilities to consummate, support, guarantee or issue letters of credit) in respect of an investment that ultimately will be shared with or made entirely by another Brookfield Account (including Brookfield Accounts in which we invest), Brookfield Renewable, or by co-investors. These financing arrangements are provided to facilitate investments that Brookfield has determined to be in our best interests. But for these forms of support, Brookfield Renewable or Brookfield Accounts in which we invest could lose investment opportunities if, for example, a Brookfield Account has not yet closed its fundraising period of if co-investors have not yet been identified. Brookfield believes that facilitating investments in this manner and by investors that are part of Brookfield’s platform or that have demonstrated a consistent and long-term commitment to Brookfield provides benefits overall to Brookfield Renewable and improves the attractiveness of our units through its ability to rely on Brookfield’s expertise, financial resources, access to capital and deep relationships in the market. These arrangements, however, give rise to conflicts considerations.
Under these arrangements, the relevant investor (whether Brookfield, another Brookfield Account, Brookfield Renewable or a co‑investor) will be expected to reimburse the relevant financing provider (whether Brookfield, another Brookfield Account or Brookfield Renewable) for the deposits and other fees, costs and expenses incurred, as well as carrying charges applicable to such funding activity pursuant to the relevant Brookfield Account’s governing documents. An investor is expected to repay any amounts that come due and payable under loan facilities or letters of credit issued for its benefit, although there can be no assurance that any such investor will bear such fees, costs and expenses or not default on its obligations to repay such amounts, in which case, such amounts may be borne disproportionately by Brookfield Renewable (or a Brookfield Account in which we are invested) if we (or the Brookfield Account) are the financing provider. In certain situations, such as short term funding durations, these arrangements will not include any interest or other compensation payable to the party funding the investment, as deemed appropriate by Brookfield, in its discretion, under the circumstances.
In addition, from time to time Brookfield Renewable (or a Brookfield Account in which we invest) will provide interim debt or equity financing (including emergency funding or as part of a follow-on investment) for the purpose of bridging a potential co-investment or a follow-on investment related to an existing co‑investment (including prior to allocating and/or syndicating the co-investment or follow-on investment, as applicable, to co-investors) but only to the extent that Brookfield Renewable (or the Brookfield Account) would have been permitted to make such investment. In connection with any such interim investment, Brookfield Renewable (or the relevant Brookfield Account) may hedge its currency, interest rate or other exposure and, as a result, incur hedging or borrowing costs. There is no guarantee that any co-investor will ultimately bear the costs or expenses associated with any such hedging or borrowing, and Brookfield Renewable (or Brookfield Account in which we invest) may be exposed to losses from currency exchange rate fluctuations, hedge gains or losses and/or additional expenses. Even where Brookfield Renewable (or Brookfield Account in which we invest) hedges currency or other exposure attributable to co‑investors’ portion of an investment, such hedges are expected to be imperfect and Brookfield Renewable (or Brookfield Account) may accordingly be exposed to losses. Fluctuations in exchange rates during the time an interim investment is held by Brookfield Renewable (or Brookfield Account in which we invest) prior to acquisition by co-investors may affect the portion of the investment that is acquired by co-investors or the price paid for such co-investment. Brookfield Renewable (or Brookfield Account in which we invest) will bear risks associated with the investment, currency exchange rates, interest rates and other factors during the term it holds the investment.
Where Brookfield Renewable (or Brookfield Account in which we invest) acquires an investment on behalf of co-investors (including a follow-on investment), the terms of the sale of such investment to co-investors may not be favorable to Brookfield Renewable (or Brookfield Account) and may result in better terms for such co-investors than Brookfield Renewable (or Brookfield Account). For example, co-investors may not agree to reimburse Brookfield Renewable (or Brookfield Account in which we invest) for expenses incurred in connection with an investment. Similarly, if an investment depreciates during the period when Brookfield Renewable (or Brookfield Account in which we invest) holds it, co-investors may negotiate a lower price and we (or Brookfield Account) may take a loss on the portion of an investment we were holding on behalf of co-investors. In these types of situations, Brookfield Renewable (or Brookfield Account in which we invest) may nonetheless sell the investment to co-investors on the terms negotiated by such co-investors at the relevant time in the event that Brookfield determines it is in our best interest, for example out of a desire to reduce our exposure to such investment or to include other participants in the investment.
•Client and Other Relationships. Brookfield has long-term relationships with a significant number of institutions, corporations and other market participants (collectively, “Brookfield Client Relationships”). These Brookfield Client Relationships hold and pursue investments similar to the investments that are held and pursued by Brookfield Renewable and Brookfield Accounts in which we invest, but are not required to consult with Brookfield regarding such activities and/or offer Brookfield opportunities to invest with them.
As a result, Brookfield Client Relationships compete with Brookfield Renewable (and Brookfield Accounts in which we invest) for investment opportunities. In determining whether to pursue a particular opportunity on behalf of Brookfield Renewable or a Brookfield Account in which we invest, Brookfield will consider (among other things) these relationships and their potential impact on the availability or pricing of opportunities, and there may be certain opportunities that are not be pursued on behalf of Brookfield Renewable or a Brookfield Account in which we invest in view of such relationships and their impact on the availability and/or pricing of the opportunity.
In addition, Brookfield Renewable (or Brookfield Accounts in which we invest) may invest with or alongside (via joint ventures or similar arrangements) or otherwise jointly pursue investment opportunities with Brookfield

Client Relationships, which will influence decisions made by Brookfield with respect to such investments, including in connection with governance and control over, and major decisions regarding, the investments.
At all times, Brookfield will act and make decisions on behalf of Brookfield Accounts (including Brookfield Renewable) that it believes are in the Brookfield Account’s (and Brookfield Renewable’s) best interests, taking into account all facts and circumstances that it deems relevant, including potential participation by Brookfield Client Relationships in the pursuit or the consummation of certain investments.
CONFLICTS RELATING TO INVESTMENTS
As noted throughout this Form 20-F, Brookfield Renewable is expected to benefit from its affiliation with Brookfield and Brookfield’s expertise and resources. Brookfield believes that operating within its integrated investment platform is in the best interests of all of its clients, including Brookfield Renewable and Brookfield Accounts in which we invest. However, being part of the broader Brookfield platform gives rise to actual and potential conflicts.
•Advice to Other Brookfield Accounts May Conflict with Brookfield Renewable’s Interests. In light of the extensive scope of Brookfield’s investment and related business activities: (i) Brookfield and its personnel will give advice, and take actions, with respect to current or future Brookfield Accounts, Brookfield and/or the Investing Affiliate that could compete or conflict with the advice Brookfield gives to Brookfield Renewable and/or Brookfield Accounts in which we are invested, or that could involve a different timing or nature of action than that taken with respect to Brookfield Renewable and/or Brookfield Accounts in which we are invested, and (ii) investments by Brookfield Accounts, Brookfield and/or the Investing Affiliate could have the effect of diluting or otherwise disadvantaging the values, prices and/or investment strategies of Brookfield Renewable and/or Brookfield Accounts in which we are invested. For example, when another Brookfield Account either manages or implements a portfolio decision ahead of, or contemporaneously with, portfolio decisions for Brookfield Renewable and/or Brookfield Accounts in which Brookfield Renewable is invested, market impact, liquidity constraints and/or other factors could result in us receiving less favorable results, paying higher transaction costs, or being otherwise disadvantaged.
In making certain decisions with regard to our investments or of Brookfield Accounts in which we are invested that compete with or differ from the interests of one or more other Brookfield Accounts, Brookfield and/or the Investing Affiliate, Brookfield could face certain conflicts of interest between the interests of Brookfield Renewable (and/or Brookfield Accounts in which we are invested) and the interests of such other Brookfield Accounts, Brookfield and/or the Investing Affiliate. These potential conflicts will be exacerbated in situations where Brookfield is entitled to higher fees from other Brookfield Accounts than from us and/or Brookfield Accounts in which we are invested, where portfolio managers making an allocation decision are entitled to higher performance-based compensation from other Brookfield Accounts than from us and/or Brookfield Accounts in which we are invested, where Brookfield (and/or the Investing Affiliate) has larger proprietary investments in other Brookfield Accounts than in Brookfield Renewable and/or Brookfield Accounts in which we are invested, or where there are capacity constraints with respect to a particular strategy or opportunity as a result of, for example, position limits and/or regulatory reporting obligations applicable to Brookfield. In addition, as an investment changes over time, additional conflicts of interest are expected to arise, including as a result of earlier investment allocation decisions. Investment and divestment decisions made with respect to other Brookfield Accounts, Brookfield and/or the Investing Affiliate may be made without regard to the interests of Brookfield Renewable and/or Brookfield Accounts in which we are invested, even where such decisions are informed by our (direct or indirect) investment activities and/or adversely affect us (directly or indirectly).
Subject to applicable law and our Conflicts Protocols, Brookfield from time to time will cause Brookfield Renewable or a Brookfield Account in which we are invested to invest in securities, bank loans or other obligations of companies or assets affiliated with or advised by Brookfield or in which Brookfield, the Investing Affiliate or another Brookfield Account has an equity, debt or other interest, or to engage in investment transactions that result in Brookfield, the Investing Affiliate or a Brookfield Account getting an economic benefit, being relieved of obligations or divested of investments. For example, from time to time we make debt or equity investments in entities which are expected to use the proceeds of such investment to repay loans from Brookfield or a Brookfield Account. Depending on the circumstances, Brookfield or such Brookfield Account would benefit if Brookfield

Renewable invested more money, thus providing sufficient funds to repay Brookfield or the Brookfield Account, or it would benefit if the loans remained outstanding and Brookfield or such Brookfield Account continued to receive payment under the existing loans, if the loans were on attractive terms (including an attractive interest rate) from the perspective of Brookfield or such Brookfield Account. Alternatively, from time to time Brookfield and/or Brookfield Account(s) are in the position of making an investment that could be used to repay loans from Brookfield Renewable, which would present the opposite conflict. In situations where we (or a Brookfield Account in which we invest) pursue a take‑private, asset purchase or other material transaction with an issuer in which Brookfield, the Investing Affiliate or another Brookfield Account is invested, it could result in a benefit to Brookfield, the Investing Affiliate or the Brookfield Account. In situations where our activities (or the activities of a Brookfield Account in which we are invested) enhance the profitability of Brookfield, the Investing Affiliate or a Brookfield Account with respect to their investments and related activities, Brookfield could take its, the Investing Affiliate’s or the Brookfield Account’s interests into consideration in connection with actions it takes on behalf of Brookfield Renewable or the Brookfield Account in which we are invested.
Notwithstanding the foregoing, Brookfield will determine the appropriate investment decision for each Brookfield Account (including us and Brookfield Accounts in which we are invested) in a manner that it believes is in such account’s best interests, taking into account the Brookfield Account’s investment mandate, interests and governing documents, Brookfield’s investment guidelines, protocols and fiduciary duties, and applicable facts and circumstances.
Certain Brookfield Accounts (and/or portfolio companies of such Brookfield Accounts) could, in the normal course of managing their business activities, provide investment banking and other advisory services to (i) third parties with respect to assets that Brookfield Renewable (or a Brookfield Account in which Brookfield Renewable is invested) has an investment in or is pursuing an investment in and/or (ii) issuers in which Brookfield Renewable (or a Brookfield Account in which we are invested) desires to invest in or transact with. The interests of such Brookfield Accounts (and/or portfolio companies of such Brookfield Accounts) in such circumstances could conflict with those of Brookfield Renewable (or a Brookfield Account in which Brookfield Renewable is invested), and we (or a Brookfield Account in which Brookfield Renewable is invested) could compete with such Brookfield Accounts (or their clients) in pursuing certain investments. Brookfield has implemented information barrier protocols designed to adequately address these conflicts considerations.
•Allocation of Personnel. Brookfield will devote such time as it deems necessary to conduct the business affairs of Brookfield Renewable and each Brookfield Account in which we invest in an appropriate manner. However, the various teams and personnel working on one Brookfield Account will also work on matters related to other Brookfield Accounts. Accordingly, conflicts may arise in the allocation of personnel among Brookfield Renewable and other Brookfield Accounts and such other strategies. For example, certain of the investment professionals who are expected to devote their business time to Brookfield Renewable are also contractually required to, and will, devote substantial portions of their business time to the management and operation of other Brookfield Accounts, and such circumstances may result in conflicts of interest for such portfolio managers and/or other personnel who are in a similar position.
•Integrated Investment Platform, Information Sharing and related Trading Restrictions. As noted elsewhere herein, Brookfield is a global alternative asset manager with significant assets under management and a long history of owning, managing and operating assets, businesses and investment vehicles across various industries, sectors, geographies and strategies. Except as otherwise noted, Brookfield generally manages its investment and business lines in an integrated fashion with no information barriers that other firms may implement to separate certain investment teams so that one team’s activities won’t restrict or otherwise influence the other’s. Brookfield believes that managing its investment and asset management platforms in an integrated fashion is in the best interests of Brookfield Accounts, including Brookfield Renewable and Brookfield Accounts in which we invest, by enabling them to leverage Brookfield’s experience, expertise, broad reach, relationships and position in the market for investment opportunities and deal flow, financial resources, access to capital markets and management and operating needs. Among other things, Brookfield will have access to information across its platform relating to business operations, trends, budgets, customers and/or users, assets, funding and other metrics that is used by Brookfield to identify and/or evaluate potential investments for Brookfield Renewable and Brookfield Accounts in which we invest and to facilitate the management of investments, including through operational improvements. Brookfield believes that managing its broader investment and asset management platform in an integrated fashion, which includes sharing of information and data obtained through the platform, provides Brookfield Accounts with greater transaction sourcing, investment and asset management capabilities, and related synergies, including the ability to better anticipate macroeconomic and other trends, and make more informed decisions for Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest).
At the same time, this level of integration results in certain regulatory, legal, contractual and other considerations that, under certain circumstances, restrict certain activities that would not otherwise arise if Brookfield managed its platform in a different fashion (e.g., in a walled environment) and that Brookfield is required to manage in the ordinary course. For example, from time to time, our ability (and the ability of Brookfield Accounts in which we are invested) to buy or sell certain securities will be restricted by applicable securities laws, regulatory requirements, information held by Brookfield, contractual obligations applicable to Brookfield, and potential reputational risks relating to Brookfield and Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest), as well as Brookfield’s internal policies designed to comply with these and similar requirements. As a result, from time to time, Brookfield will not engage in transactions or other activities for, or enforce certain rights in favor of, Brookfield Renewable (and/or Brookfield Accounts in which we are invested) due to Brookfield’s activities outside Brookfield Renewable (and/or Brookfield Accounts in which we are invested), regulatory requirements, policies, and reputational risk assessments.
Brookfield will possess material, non-public information about companies that will limit our (and Brookfield Accounts’) ability to buy and sell securities related to those companies (or, potentially, other companies) during certain times. For example, Brookfield makes control investments in various companies and assets across its platform and its personnel take seats on boards of directors of, or have board of directors observer rights with respect to, portfolio companies in which Brookfield invests (including on behalf of Brookfield Accounts in which we are invested). In addition, Brookfield often obtains confidential information relating to investment opportunities that it considers across its platform. As a result, Brookfield will be limited and/or restricted in its ability to trade in securities of companies about which it has material non-public information, even if the information was not obtained for the benefit of the Brookfield Account that is restricted from making the investment. This will adversely affect our ability to make and/or dispose of certain investments during certain times.
Furthermore, Brookfield, Brookfield businesses that are separated by information barriers (e.g., PSG and Oaktree) and their accounts, and Brookfield Accounts (including Brookfield Renewable) are deemed to be affiliates for purposes of certain laws and regulations. As such, it is anticipated that, from time to time, Brookfield, Brookfield businesses that are separated by information barriers and their accounts, and Brookfield Accounts will have positions (which in some cases will be significant) in one or more of the same issuers. As such, Brookfield needs to aggregate such investment holdings for certain securities laws purposes (including trading restrictions under Rule 144 under the Securities Act, complying with reporting obligations under Section 13 of the Exchange Act and the reporting and short-swing profit disgorgement obligations under Section 16 of the Exchange Act) and other regulatory purposes (including: (i) public utility companies and public utility holding companies; (ii) bank holding companies; (iii) owners of broadcast licenses, airlines, railroads, water carriers and trucking concerns; (iv) casinos and gaming businesses; and (v) public service companies (such as those providing gas, electric or telephone services)). Consequently, activities by Brookfield, Brookfield businesses that are separated by information barriers, and/or other Brookfield Accounts could result in earlier public disclosure of investments by Brookfield Renewable and/or Brookfield Accounts that we are invested in, restrictions on transactions by Brookfield Renewable and/or Brookfield Accounts that we are invested in (including the ability to make or dispose of certain investments at certain times), adverse effects on the prices of investments made by Brookfield Renewable and/or Brookfield Accounts that we are invested in, potential short-swing profit disgorgement, penalties and/or regulatory remedies, or otherwise create conflicts of interests for Brookfield Renewable and/or Brookfield Accounts that we are invested in.
As a result of the foregoing, Brookfield could restrict, limit or reduce the amount of Brookfield Renewable’s investments (or investments of Brookfield Accounts that we are invested in) under certain circumstances. In addition, certain of the investments made by Brookfield Renewable or Brookfield Accounts in which we invest could become subject to legal and/or other restrictions on transfer following their acquisition. When faced with the foregoing limitations, Brookfield will generally avoid exceeding the threshold because exceeding the threshold could have an adverse impact on the ability of Brookfield to efficiently conduct its business activities. Brookfield could also reduce our (and Brookfield Accounts’) interest in, or restrict Brookfield Renewable (or Brookfield Accounts in which we are invested) from participating in, an investment opportunity that has limited availability or where Brookfield has determined to cap its aggregate investment in consideration of certain regulatory or other requirements so that other Brookfield Accounts that pursue similar investment strategies are able to acquire an interest in the investment opportunity. Brookfield could determine not to engage in certain transactions or activities which may be beneficial to us (or Brookfield Accounts in which we are invested) because engaging in such transactions or activities in compliance with applicable law would result in significant cost to, or administrative burden on, Brookfield or create the potential risk of trade or other errors.
In addition, certain potential conflicts considerations will arise for Brookfield in managing its investment and asset management platform in an integrated fashion. For example, in seeking to manage business activities efficiently across all Brookfield Accounts, Brookfield could determine, in its discretion, to apply certain restrictions during certain times to certain Brookfield Accounts, but not to others, taking into account the relevant facts and circumstances it deems appropriate. Moreover, while Brookfield will have or obtain information from across the platform (including all Brookfield Accounts and/or their portfolio companies, strategies, businesses and operations), Brookfield also will use such information for the benefit of its own business and investment activities as well as those of Brookfield Accounts.
Operating in an integrated environment is also expected to result in Brookfield, Brookfield Accounts and/or portfolio companies taking positions that are different from, and potentially adverse to, positions taken for Brookfield Renewable, Brookfield Accounts in which we are invested or their portfolio companies, or result in Brookfield, Brookfield Account and/or portfolio companies benefiting from the business and investment activities of Brookfield Renewable and/or Brookfield Accounts in which we invest (or vice versa). For example, Brookfield’s ability to invest on behalf of another Brookfield Account or itself in a particular company could be enhanced by information obtained from the investment activities of Brookfield Renewable or Brookfield Accounts in which we invest. These integrated platform synergies are expected to provide material benefits to Brookfield, Brookfield Accounts and portfolio companies and Brookfield’s affiliates and related parties, including those that are managed independently and their accounts, without compensation to the Brookfield Accounts whose information is being used, because Brookfield shares information regarding Brookfield Accounts and/or portfolio companies with its affiliates and related parties. For example, Brookfield shares investment research prepared in connection with portfolio company investments by Brookfield Accounts with other members of Brookfield’s platform and their accounts at no cost (in accordance with information barriers and related protocols). See “Oaktree” and “Brookfield’s Public Securities Group” below. While Brookfield believes information sharing across its platform benefits Brookfield Accounts overall by leveraging Brookfield’s long operating history, broad reach and expertise across sectors and geographies, this practice gives rise to conflicts because Brookfield has an incentive to pursue and manage investments for Brookfield Renewable (and Brookfield Accounts in which we invest) that have data and information that can be utilized in a manner that benefits Brookfield, Brookfield Accounts and/or their portfolio companies across the whole platform, including investments that Brookfield would not otherwise have made or investments on terms less favorable than Brookfield otherwise would have sought in the ordinary course.
While Brookfield will manage its investment and asset management platform in an integrated basis, there is no assurance that the investment professionals managing the investment activities of Brookfield Renewable and/or Brookfield Accounts in which we invest will have access to and/or knowledge of all information that Brookfield is privy to at any given point in time. Conversely, operating in an integrated environment may provide Brookfield with access to and knowledge of information that Brookfield may have obtained in connection with an investment for another Brookfield Account, which may provide benefits to such other Brookfield Accounts that would not exist but for its position within Brookfield’s platform. Brookfield will not be under any obligation or other duty to make all such information available for the benefit of Brookfield Renewable, Brookfield Accounts in which we invest and/or any portfolio companies.
•Data Management. To the extent it deems necessary or appropriate, in its sole discretion, Brookfield expects to provide data management services to us and our investments and/or other Brookfield Accounts and their portfolio companies (collectively, “Data Holders”). Such services could include, among other things, assistance with obtaining, analyzing, curating, processing, packaging, organizing, mapping, holding, transforming, enhancing, marketing and selling data for monetization through licensing and/or sale arrangements with third parties and/or directly with Data Holders. To the extent provided, these services would be subject to the limitations discussed below and applicable contractual and/or legal obligations or limitations, including on the use of material non-public information. Moreover, where an arrangement is with Brookfield Renewable or one of our investments, we would directly or indirectly bear our appropriate share of related compensation. In addition, in Brookfield’s sole discretion, data from one Data Holder may be pooled with data from other Data Holders, subject to applicable laws and regulations (including privacy laws and regulations), and any revenues arising from such pooled data sets would be allocated among Brookfield and the applicable Data Holders on a fair and equitable basis as determined by Brookfield in its sole discretion, with Brookfield able to make corrective allocations should it determine subsequently that such corrections were necessary or advisable.
Brookfield’s compensation for any data management services could include a percentage of the revenues generated through any licensing and/or sale arrangements, fees, royalties and cost and expense reimbursement (including start-up costs and allocable overhead associated with personnel working on relevant matters (including salaries, benefits and other similar expenses)). This compensation will not offset management or other fees or otherwise be shared with the Data Holders, Brookfield Renewable, other Brookfield Accounts, their portfolio companies or Unitholders. Brookfield may share the products from its data management services within Brookfield (including other Brookfield Accounts and/or their portfolio companies) at no charge and, in such cases, the Data Holders are not expected to receive any financial or other benefit from having provided their data to Brookfield. The provision of data management services will create incentives for Brookfield to pursue and make investments that generate a significant amount of data, including on behalf of Brookfield Renewable and Brookfield Accounts in which we are invested. While all investments will be within our (or the relevant Brookfield Account’s) investment mandate and consistent with our (or the relevant Brookfield Account’s) investment objectives, they could include investments that Brookfield might not otherwise have made or investments on terms less favorable than Brookfield otherwise would have sought to obtain had it not been providing data management services.
•Conflicts among Portfolio Companies and Brookfield Accounts. There will be conflicts between Brookfield Renewable, Brookfield Accounts in which we invest and/or one of our (direct or indirect) investments, on the one hand, and Brookfield, other Brookfield Accounts and/or one or more of their investments, on the other hand. For example, a portfolio company of another Brookfield Account may be a competitor, customer, service provider or supplier of one or more of our (direct or indirect) investments. In such circumstances, the other Brookfield Account and/or portfolio company thereof are likely to take actions that have adverse consequences for Brookfield Renewable, Brookfield Accounts in which we are invested and/or one of our (direct or indirect) investments, such as seeking to increase their market share to our detriment, withdrawing business from our investment in favor of a competitor that offers the same product or service at a more competitive price, or increasing prices of their products in their capacity as a supplier to our (direct or indirect) investment, or commencing litigation against our (direct or indirect) investment. In addition, in such circumstances, Brookfield may not pursue certain actions on behalf of Brookfield Renewable, Brookfield Accounts in which we are invested or our (direct or indirect) portfolio companies, which could result in a benefit to another Brookfield Account (or vice versa).
•Investments with Related Parties. In light of the extensive scope of Brookfield’s activities, in certain circumstances we will invest (directly or indirectly through a Brookfield Account) in assets or companies in which Brookfield, the Investing Affiliate and/or other Brookfield Accounts hold an equity or debt position or in which Brookfield, the Investing Affiliate or another Brookfield Account invests (either in equity or debt positions) subsequent to our investment. For example, from time to time Brookfield and/or another Brookfield Account will: (i) enter into a joint transaction with us; (ii) in their discretion, invest alongside us; (iii) be borrowers of certain investments or lenders in respect of Brookfield Renewable; and/or (iv) invest in different levels of an issuer’s capital structure. As a result of the various conflicts and related issues described herein, we could sustain (direct or indirect) losses during periods in which Brookfield or other Brookfield Accounts achieve profits generally or with respect to particular investments, or could achieve lower profits or higher losses than would have been the case had the conflicts described herein not existed.

In situations in which Brookfield and/or another Brookfield Account holds an interest in an investment that differs from that of Brookfield Renewable, conflicts of interest, including among others those described below, will arise.
Brookfield, the Investing Affiliate and/or other Brookfield Accounts could dispose of their interests in applicable investments at different times and on different terms than us (or a Brookfield Account in which we are invested), including in situations where Brookfield and/or other Brookfield Accounts facilitated an investment with a view to reselling their portion of such investment to third parties following the closing of the transaction (which could, in certain situations, result in Brookfield and/or the other Brookfield Account receiving compensation for (or related to) such sale) or where Brookfield and/or the other Brookfield Account seek to reallocate capital to other opportunities, de-risk exposures, or otherwise manage their investments differently than Brookfield Renewable (or a Brookfield Account in which we are invested), which could have an adverse effect on the value and/or liquidity of our investment. In any such circumstances, Brookfield and/or the other Brookfield Accounts will likely sell interests at different values, and possibly higher values, than we (or a Brookfield Account in which we are invested) will be able to when disposing of the applicable investment. Where we invest alongside Brookfield or another Brookfield Account, we may desire to manage our investment differently than Brookfield and/or the other Brookfield Account, but may be restrained from doing so because of circumstances relating to Brookfield and/or the other Brookfield Account.
Brookfield, the Investing Affiliate and other Brookfield Accounts invest in a broad range of asset classes throughout the corporate capital structure, including debt positions (either junior or senior to our positions) and equity securities (either common or preferred). It is likely that we will, or one of our (direct or indirect) investments will, hold an interest in one part of a company’s capital structure while Brookfield, the Investing Affiliate and/or another Brookfield Account or its portfolio company holds an interest in another or has invested on different terms. This would result in Brookfield, the Investing Affiliate and/or other Brookfield Accounts holding interests that are more senior in priority to that of Brookfield Renewable (or a Brookfield Account in which we are invested), which gives rise to conflicts. In situations where the company or asset experiences financial distress, bankruptcy or a similar situation, our interest (or the interest of a Brookfield account in which we are invested) could be subordinated to interests of Brookfield, the Investing Affiliate and/or other Brookfield Accounts with interests that are more senior in priority to ours (or a Brookfield Account in which we are invested). The conflicts between such parties and Brookfield Renewable will be more pronounced where the asset is near default on existing loans and Brookfield Renewable (or a Brookfield Account in which we are invested) does not have the ability or otherwise decides not to make additional investments in the asset in order to sustain its position in the asset. In this case, Brookfield, the Investing Affiliate and/or other Brookfield Accounts could, for a relatively small investment, obtain a stake in the asset or take over the management of (and risk relating to) such asset to the detriment of Brookfield Renewable.
Moreover, from time to time, we, a Brookfield Account in which we are invested, Brookfield and/or another Brookfield Account could jointly acquire a portfolio of assets with a view to dividing up the assets in accordance with the relevant investment mandates. In this circumstance, Brookfield will determine the terms and conditions relating to the investment, including the purchase price associated with each asset, which price may not represent the price we (or a Brookfield Account in which we are invested) would have paid if we or the Brookfield Account in which we are invested had acquired only the assets we (or the Brookfield Account in which we are invested) ultimately retain. In certain circumstances, Brookfield Renewable (or a Brookfield Account in which we are invested) could have residual liability for assets that were allocated to Brookfield or another Brookfield Account, including potential tax liabilities. These types of transactions will not require the approval of the Unitholders. Furthermore, from time to time, we, a Brookfield Account in which we are invested, Brookfield and/or a Brookfield Account will jointly enter into a binding agreement to acquire an investment. If Brookfield or such Brookfield Account is unable to consummate the investment, we (or a Brookfield Account in which we are invested) could be subject to additional liabilities, including the potential loss of any deposit or the obligation to fund the entire investment. Similarly, to the extent that indebtedness in connection with an investment is structured such that both Brookfield Renewable (or a Brookfield Account in which we are invested), Brookfield and/or another Brookfield Account are jointly responsible on a cross-collateralized, joint borrower, joint guarantor or similar basis for the repayment of the indebtedness, the failure of Brookfield and/or the other Brookfield Account to repay such indebtedness or meet other obligations could result in Brookfield Renewable (or a Brookfield Account in which we are invested) being required to fund more than their pro rata share of the indebtedness.
If Brookfield or another Brookfield Account participates as a lender in borrowings by Brookfield Renewable, a Brookfield Account in which we are invested or portfolio companies, Brookfield’s (or the other Brookfield Account’s) interests may conflict with the interests of Brookfield Renewable, the Brookfield Account in which we are invested and/or the applicable portfolio company. In this situation, Brookfield Renewable’s assets may be pledged to such Brookfield Account as security for the loan. In its capacity as a lender, the relevant Brookfield Account or Oaktree Account may act in its own interest, without regard for the interests of Brookfield Renewable, the investments or the Unitholders, which may materially and adversely affect Brookfield Renewable, any subsidiary or investment entity and, in certain circumstances such as an event of default, ultimately may result in realization of Brookfield Renewable’s or an investment’s assets and a loss of the entire investment of the Unitholders. In addition, if Brookfield is a party to a transaction or an agreement with Brookfield Renewable or an investment to provide services or financing to us or such investment or is a lender to Brookfield Renewable or any of its investments, Brookfield will have the sole right to, through or on behalf of Brookfield Renewable, either (i) take any action to implement the agreement, enforce any provisions thereof or any rights of Brookfield Renewable thereunder, terminate the agreement pursuant to any right of termination provided in such agreement, give required notices or give or make any approval, consent, decision or waiver under such agreement or (ii) nominate a third- party to approve any action or inaction to be taken with respect to any such related party transaction or agreement.
In order to mitigate potential conflicts of interest in these situations, Brookfield could but will not be obligated to take actions on behalf of itself, the Investing Affiliate, Brookfield Renewable and/or other Brookfield Accounts, including among others one or more of the following as it determines in its sole discretion: (i) forbearance of rights, such as causing Brookfield, the Investing Affiliate, Brookfield Renewable and/or other Brookfield Accounts to remain passive in a situation in which it is otherwise entitled to vote, which could mean that Brookfield, the Investing Affiliate, Brookfield Renewable, a Brookfield Account in which we are invested and/or other Brookfield Accounts, as applicable) defer to the decision or judgment of an independent, third-party investor in the same class of securities with respect to decisions regarding defaults, foreclosures, workouts, restructurings, and/or similar matters, including actions taken by a trustee or administrative or other agent of the investment, such as a release, waiver, forgiveness or reduction of any claim for principal or interest, extension of maturity date or due date of any payment of any principal or interest, release or substitution of any material collateral, release, waiver, termination or modification of any material provision of any guaranty or indemnity, subordination of any lien, and release, waiver or permission with respect to any covenants; (ii) causing Brookfield, the Investing Affiliate, Brookfield Renewable, a Brookfield Account in which we are invested and/or other Brookfield Accounts to hold only non-controlling interests in any such investment; (iii) referring the matter to one or more persons that is not affiliated with Brookfield, such as a third-party loan servicer, administrative agent or other agent to review and/or approve of an intended course of action; (iv) consulting with and/or seeking approval of the independent directors of the Managing General Partner on such matter (and similar bodies of other accounts); (v) establishing ethical screens or information barriers (which can be temporary and of limited purpose) designed to separate Brookfield investment professionals to act independently on behalf of Brookfield Renewable (or a Brookfield Account in which we are invested), on the one hand, and Brookfield, the Investing Affiliate and/or other Brookfield Accounts, on the other hand, in each case with support of separate legal counsel and other advisers; (vi) seeking to ensure that Brookfield, the Investing Affiliate, Brookfield Renewable, a Brookfield Account in which we are invested, and/or other Brookfield Accounts own interests in the same securities or financial instruments and in the same proportions so as to preserve an alignment of interests; and/or (vii) causing Brookfield, the Investing Affiliate, Brookfield Renewable, a Brookfield Account in which we are invested, and/or other Brookfield Accounts to divest of an investment that it otherwise could have held on to, including without limitation causing Brookfield Renewable (or a Brookfield Account in which we are invested) to sell its position to Brookfield or another Brookfield Account (or vice versa).
At all times, Brookfield will endeavor to treat all Brookfield-managed accounts (including Brookfield Renewable and any Brookfield Account in which we are invested) fairly, equitably and consistent with its investment mandate in pursuing and managing in these investments. However, there can be no assurance that any action or measure pursued by Brookfield will be feasible or effective in any particular situation, or that its own interests won’t influence its conduct, and it is possible that the outcome for Brookfield Renewable (or a Brookfield Account in which we are invested) will be less favorable than otherwise would have been the case if Brookfield did not face these conflicts of interest. That outcome may include including realizing different returns (including, possibly lower returns) on our investments than Brookfield, the Investment Affiliate and/or other Brookfield Accounts do on theirs. In addition, the actions and measures that Brookfield pursues are expected to vary based on the particular facts and circumstances of each situation and, as such, there will be some degree of variation and potentially inconsistency in the manner in which these situations are addressed.
•Investment Platforms. A Brookfield Account, alone or co-investing alongside other Brookfield Accounts or third parties may create or acquire assets that will serve as a platform for investment in a particular sector, geographic area or other niche (such arrangements, “Investment Platforms”). In the case of such Investment Platforms, Brookfield Renewable (or a Brookfield Account in which we are invested) may rely on the existing management, board of directors and other shareholders of such companies, which may include representation of other financial investors with whom Brookfield Renewable or such Brookfield Account is not affiliated and whose interests may conflict with the interests of Brookfield Renewable or such Brookfield Account. In other cases, Brookfield Renewable (or a Brookfield Account in which we are invested) may recruit a management team to pursue a new Investment Platform expected to lead to the formation of a future Investment Platform. A Brookfield Account (including Brookfield Renewable) may also form a new portfolio company and recruit a management team to build the Investment Platform through acquisitions and organic growth. Brookfield Renewable, a Brookfield Account in which we are invested or the Investment Platform, as applicable, will bear the expenses of such management team, including any overhead expenses, employee compensation, diligence expenses or other related expenses in connection with backing the management team or building out the Investment Platform. Such expenses may be borne directly by a Brookfield Account (as broken-deal expenses, if applicable) or indirectly as a Brookfield Account in which we bear the start-up and ongoing expenses of the newly formed Investment Platform. In certain cases, the services provided by such management team may overlap with the services provided by Brookfield to such Brookfield Account. The compensation of management of an Investment Platform may include interests in the profits of the Investment Platform, including profits realized in connection with the disposition of an asset, and co-investments alongside the relevant Brookfield Account. Although an Investment Platform may be controlled by a Brookfield Account, members of the management team will not be treated as employees of Brookfield for purposes of the Brookfield Account’s governing documents, and none of the expenses, profit interests or other arrangements described above will offset management fees.
•Insurance and Reinsurance Capital. Brookfield currently manages, and expects in the future to manage, one or more Brookfield Accounts that focus on investing insurance- and reinsurance-related capital (“Brookfield Insurance Accounts”). Among other things, Brookfield Insurance Accounts are expected to invest in securities of issuers affiliated with Brookfield Accounts, including securities issued by portfolio companies such as investment grade, high-yield and other debt securities. For example, from time to time, Brookfield Insurance Accounts could invest in asset backed securities, commercial mortgage backed securities, and other debt securities and instruments issued (as part of a financing, refinancing or similar transaction) by Brookfield Renewable, a Brookfield Account in which we are invested and/or portfolio companies.
Brookfield Insurance Accounts’ investments generally will be made on terms determined to be arm’s length market terms (based on terms negotiated with third-party investors or terms that Brookfield otherwise determines to be consistent with arm’s length market terms). However, Brookfield Insurance Accounts’ investments in debt securities and/or instruments will result in Brookfield Insurance Accounts and other Brookfield Accounts (such as Brookfield Renewable or Brookfield Accounts in which we are invested) being invested in different levels of an issuer’s capital structure. These situations will give rise to conflicts of interests and potential adverse impacts on Brookfield Renewable, which are described in more detail (including as to the manner in which Brookfield will manage these situations) in “Investments with Related Parties” above.
Because Brookfield manages Brookfield Insurance Accounts, certain transactions (such as, for example, cross trades or other transactions involving Brookfield Renewable (or a Brookfield Account in which we are invested), on the one hand, and a Brookfield Insurance Account, on the other hand) present conflicts of interest. No transaction involving Brookfield Renewable (or a Brookfield Account in which we are invested or a portfolio company), on the one hand, and a Brookfield Insurance Account, on the other hand, will require approval of the Managing General Partner’s independent directors, unless otherwise determined by Brookfield in its sole discretion, or the Unitholders.
•Pricing. Brookfield Renewable’s investments in securities of issuers affiliated with Brookfield Accounts, including debt securities issued by portfolio companies, generally will be made on terms Brookfield determines to be arm’s length market terms in its sole discretion. Brookfield Renewable will have an interest in obtaining the lowest possible price for these securities, while the other Brookfield Account will have an interest in obtaining the highest. This situation gives rise to conflicts of interest. Brookfield expects that Brookfield Renewable will rely on opinions and guidance provided by underwriters, distributors and/or third-party advisors regarding whether the overall terms of the offering (including price) are consistent with arm’s length market terms as well as natural market dynamics involved in pricing the offerings.
•Financing to Counterparties of Brookfield Accounts. There may be situations in which Brookfield or a Brookfield Account will offer and/or commit to provide financing to one or more third parties that are expected to bid for and/or purchase an investment (in whole or in part) from a Brookfield Account in which we are invested. This type of financing could be provided through pre-arranged financing packages arranged and offered by Brookfield or a Brookfield Account to potential bidders in the relevant sales process or otherwise pursuant to bilateral negotiations between one or more bidders and Brookfield and/or the Brookfield Account. For example, where a Brookfield Account in which we are invested seeks to sell an investment (in whole or in part) to a third party in the normal course, Brookfield or a Brookfield Account may offer the third party debt financing to facilitate its bid and potential purchase of the investment.
This type of arrangement will only be offered in situations in which Brookfield believes it provides benefits to the Brookfield Account in which we are invested by supporting third parties in their efforts to successfully bid for and/or acquire our investments. However, acquisition financing arranged and offered by Brookfield and/or Brookfield Accounts also creates potential conflicts of interest. In particular, Brookfield’s or the Brookfield Account’s participation as a potential lender in the sales process could create an incentive to select a third-party bidder that uses financing arranged by Brookfield or a Brookfield Account to our potential detriment.
In order to mitigate potential conflicts of interest in these situations, Brookfield generally will seek to take one or more of the following actions, among others, as it determines in its sole discretion in satisfaction of its duties to the Brookfield Account in which we are invested: (i) offer investments for sale in the normal course via competitive and blind bidding processes designed to maximize the sales value for the Brookfield Account in which we are invested, (ii) engage one or more independent advisers, such as sell-side bankers, on behalf of the Brookfield Account in which we are invested to administer and facilitate a commercially fair and equitable sales process, (iii) consult with and/or seek approval of the investors in the Brookfield Account in which we are invested (or their advisory committee) with respect to a recommended and/or intended course of action; (iv) establish ethical screens or information barriers (which can be temporary and of limited purpose) to separate the Brookfield investment professionals that act on behalf of the Brookfield Account in which we are invested, on the one hand, from the Brookfield investment professionals that act on behalf of Brookfield and/or the Brookfield Account arranging and offering the acquisition financing, on the other hand, and (v) such other actions that Brookfield deems necessary or appropriate taking into account the relevant facts-and-circumstances. However, there can be no assurance that any particular action will be feasible or effective in any particular situation, or that Brookfield’s own interests won’t influence its conduct, and it is possible that the outcome for the Brookfield Account in which we are invested will be less favorable than otherwise would have been the case if Brookfield did not face these conflicts of interest. In addition, the actions that Brookfield pursues are expected to vary based on the particular facts and circumstances of each situation and, as such, there will be some degree of variation and potentially inconsistency in the manner in which these situations are addressed.
In addition, in certain situations Brookfield may accept a bid for an investment from a bidder that received acquisition financing from Brookfield or a Brookfield Account that is at a lower price than an offer that it received from a party that has independent financing sources. For example, although price is often the deciding factor in selecting whom to sell an investment to, other factors frequently influence the seller, including, among other things, closing conditions, lack of committed financing sources, regulatory or other consent requirements, and such other factors that increase the risk of the higher-priced bidder being able to complete or close the transaction under the circumstances. Brookfield could therefore cause a Brookfield Account in which we are invested to sell an asset to a third party that has received financing from Brookfield or another Brookfield Account, even when such third party has not offered the most attractive price.
In exercising its discretion hereunder, Brookfield will seek to ensure that the Brookfield Account in which we are invested obtains the most favorable sale package (including sales price and certainty and speed of closing) on the basis of a commercially fair and equitable sales process. However, no sale of an investment (in whole or in part) involving acquisition financing provided by Brookfield or a Brookfield Account will require approval by Brookfield Renewable or the Unitholders.
•Investments by Brookfield Personnel. Brookfield personnel that participate in Brookfield’s advisory business activities, including partners, officers and other employees of Brookfield (“Brookfield Personnel”), are permitted to buy and sell securities or other investments for their own or their family members’ accounts (including through Brookfield Accounts), subject to the limitations described below. Positions are likely to be taken by such Brookfield Personnel that are the same, different from, or made at different times than positions taken directly or indirectly for us and Brookfield Accounts in which we are invested. To reduce the possibility of (i) potential conflicts between our investment activities and those of Brookfield Personnel, and (ii) our activities being materially adversely affected by Brookfield Personnel’s personal trading activities, Brookfield has established policies and procedures relating to personal securities trading. To this end, Brookfield Personnel that participate in managing our investment activities are generally restricted from engaging in personal trading activities (unless such activities are conducted through accounts over which Brookfield Personnel have no influence or control), and other personnel generally must pre-clear proposed personal trades. In addition, Brookfield’s policies include prohibitions on insider trading, front running, trading in securities that are on Brookfield’s securities watch list, trading in securities that are subject to a black-out period and other restrictions.
•Investments by the Investing Affiliate. Certain Brookfield executives own a substantial majority of an entity that makes investments for its own account (the “Investing Affiliate”). The Investing Affiliate’s activities are managed separately from our (or any Brookfield Account’s) activities. There is no information barrier between the personnel managing the Investing Affiliate’s activities and the rest of Brookfield. Brookfield has adopted protocols designed to ensure that the Investing Affiliate’s activities do not materially conflict with or adversely affect our (or Brookfield Accounts’) activities and to ensure that our (and Brookfield Accounts’) interests are, to the extent feasible, prioritized relative to the Investing Affiliate’s.
•Brookfield’s Public Securities Group. Brookfield is an active participant, as agent and principal, in the global fixed income, currency, commodity, equities and other markets. Certain of Brookfield’s investment activities are managed independently of, and carried out without any reference to, the management of Brookfield Renewable and other Brookfield Accounts. For example, Brookfield invests, trades or makes a market in the equity, debt or other interests of certain companies without regard to the impact of such activities on us, other Brookfield Accounts and their portfolio companies. In particular, Brookfield’s Public Securities Group (“PSG”) manages investment funds and accounts that invest in public debt and equity markets. There is currently an information barrier in place pursuant to which Brookfield and PSG manage their investment operations independently of each other and do not generally share information relating to investment activities. Consequently, Brookfield and PSG generally do not consult each other about, or have awareness of, investment decisions made by the other, and neither is subject to any internal approvals over its investment decisions by any person who would have knowledge of the investment decisions of the other. As a result, PSG will not share with Brookfield investment opportunities that could be suitable for Brookfield Renewable or any other Brookfield Account, and Brookfield Renewable (or Brookfield Accounts in which we invest) will have no rights with respect to such opportunities. In addition, in certain circumstances, funds and/or accounts managed by PSG will hold an interest in one of our (or Brookfield Accounts’) investments (or potential investments). In such situations, PSG funds and/or accounts could benefit from our activities (and the activities of Brookfield Accounts in which we invest). In addition, as a result of different investment objectives and views, PSG is likely to manage its interests in a way that is different from Brookfield Renewable and Brookfield Accounts in which we invest (including, for example, by investing in different portions of an issuer’s capital structure, short selling securities, voting securities in a different manner, and/or selling its interests at different times than us or Brookfield Accounts in which we invest).
The potential conflicts of interest described herein are magnified as a result of the information sharing barrier because Brookfield’s investment teams will not be aware of, and will not have the ability to mitigate, ameliorate or avoid, such conflicts. Brookfield has discretion at any time, and without notice to our Unitholders, to remove or modify such information barrier. In the event that the information barrier is removed or modified, Brookfield would be subject to certain protocols, obligations and restrictions in managing Brookfield Renewable and other Brookfield Accounts, including, for example, conflicts-management protocols and certain potential investment-related limits and restrictions.
Breaches (including inadvertent breaches) of the information barrier and related internal controls by Brookfield and/or PSG could result in significant consequences to Brookfield (and PSG) as well as have a significant adverse impact on Brookfield Renewable and/or Brookfield Accounts that we are invested in, including (among others) potential regulatory investigations and claims for securities laws violations in connection with our direct and/or indirect investment activities. These events could have adverse effects on Brookfield’s reputation, result in the imposition of regulatory or financial sanctions, negatively impact Brookfield’s ability to provide investment management services to Brookfield Accounts, all of which could result in negative financial impact to the investment activities of Brookfield Renewable and/or Brookfield Accounts that we are invested in.
•Oaktree. Brookfield holds a significant interest in Oaktree Capital Group, LLC (together with its affiliates, “Oaktree”). Oaktree is a global investment manager with significant assets under management, emphasizing an opportunistic, value-oriented and risk-controlled approach to investments in credit, private equity, real assets and listed equities. Brookfield and Oaktree operate their respective investment businesses largely independently pursuant to an information barrier, with each remaining under its current brand and led by separate management and investment teams.
We expect that Brookfield, Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts that we are invested in) and their portfolio companies will engage in activities and have business relationships that give rise to conflicts (and potential conflicts) of interest between them, on the one hand, and Oaktree, Oaktree-managed funds and accounts (collectively, “Oaktree Accounts”) and their portfolio companies, on the other hand. For so long as Brookfield and Oaktree manage their investment operations independently of each other pursuant to an information barrier, Oaktree, Oaktree Accounts and their respective portfolio companies generally will not be treated as affiliates of Brookfield Renewable, Brookfield, Brookfield Accounts and their portfolio companies, and conflicts (and potential conflicts) considerations, including in connection with allocation of investment opportunities, investment and trading activities, and agreements, transactions and other arrangements entered into with Oaktree, Oaktree Accounts and their portfolio companies, generally will be managed as summarized herein.
There is (and in the future will continue to be) some degree of overlap in investment strategies and investments pursued by Brookfield Renewable, Brookfield Accounts in which we invest and Oaktree Accounts. Nevertheless, Brookfield does not expect to coordinate or consult with Oaktree with respect to investment activities and/or decisions. This absence of coordination and consultation, and the information barrier described above, will in some respects serve to mitigate conflicts of interests between Brookfield Renewable and Brookfield Accounts in which we invest, on the one hand, and Oaktree Accounts, on the other hand; however, these same factors also will give rise to certain conflicts and risks in connection with our and Oaktree’s investment activities, and make it more difficult to mitigate, ameliorate or avoid such situations. For example, because Brookfield and Oaktree are not expected to coordinate or consult with each other about investment activities and/or decisions, and neither Brookfield nor Oaktree is expected to be subject to any internal approvals over its investment activities and decisions by any person who would have knowledge and/or decision-making control of the investment decisions of the other, Oaktree Accounts will be entitled to pursue investment opportunities that are suitable for Brookfield Renewable and Brookfield Accounts that we invest in, but which are not made available to us or those Brookfield Accounts. Brookfield Renewable and Brookfield Accounts that we invest in, on the one hand, and Oaktree Accounts, on the other hand, are also expected to compete, from time to time, for the same investment opportunities. Such competition could, under certain circumstances, adversely impact the purchase price of our (direct and/or indirect) investments. Oaktree will have no obligation to, and generally will not, share investment opportunities that may be suitable for Brookfield Renewable and Brookfield Accounts that we invest in with Brookfield, and Brookfield Renewable and Brookfield Accounts that we invest in will have no rights with respect to any such opportunities.
Oaktree will not be restricted from forming or establishing new Oaktree Accounts, such as additional funds or successor funds. Moreover, Brookfield expects to provide Oaktree, from time to time, with (i) access to marketing-related support, including, for example, strategy sessions, introductions to investor relationships and other marketing facilitation activities, and (ii) strategic oversight and business development support, including general market expertise and introductions to market participants such as portfolio companies, their management teams and other relationships. Certain such Oaktree Accounts could compete with or otherwise conduct their affairs without regard to whether or not they adversely impact Brookfield Renewable and/or Brookfield Accounts that we invest in. Oaktree could provide similar information, support and/or knowledge to Brookfield, and the conflicts (and potential conflicts) of interest described above will apply equally in those circumstances.
As noted, Oaktree Accounts will be permitted to make investments of the type that are suitable for Brookfield Renewable and Brookfield Accounts that we invest in without the consent of Brookfield. From time to time, Brookfield Renewable and/or Brookfield Accounts that we invest in, on the one hand, and Oaktree Accounts, on the other hand, are expected to purchase or sell an investment from each other, as well as jointly pursue one or more investments. In addition, from time to time, Oaktree Accounts are expected to hold an interest in an investment held by (or potential investment of) Brookfield Renewable and/or Brookfield Accounts that we invest in, and/or subsequently purchase (or sell) an interest in an investment held by (or potential investment of) Brookfield Renewable and/or Brookfield Accounts that we are invested in, including in different parts of the capital structure. For example, we (or a Brookfield Account that we are invested in) may hold an equity position in a company while an Oaktree Account holds a debt position in the company. In such situations, Oaktree Accounts could benefit from our (direct or indirect) activities. Conversely, Brookfield Renewable and/or Brookfield Accounts that we are invested in could be adversely impacted by Oaktree’s activities. In addition, as a result of different investment objectives, views and/or interests in investments, it is expected that Oaktree will manage certain Oaktree Accounts’ interests in a way that is different from the interests of Brookfield Renewable and/or Brookfield Accounts that we are invested in (including, for example, by investing in different portions of an issuer’s capital structure, short selling securities, voting securities or exercising rights it holds in a different manner, and/or selling its interests at different times than Brookfield Renewable and/or Brookfield Accounts that we are invested in), which could adversely impact our (direct and/or indirect) interests. Oaktree and Oaktree Accounts are also expected to take positions, give advice and provide recommendations that are different, and potentially contrary to those which are taken by, or given or provided to, Brookfield Renewable and/or Brookfield Accounts that we are invested in, and are expected to hold interests that potentially are adverse to those held by Brookfield Renewable (directly or indirectly). Brookfield Renewable and/or Brookfield Accounts that we are invested in, on the one hand, and Oaktree Accounts, on the other hand, will in certain cases have divergent interests, including the possibility that the interests of Brookfield Renewable and/or Brookfield Accounts that we are invested in are subordinated to Oaktree Accounts’ interests or are otherwise adversely affected by Oaktree Accounts’ involvement in and actions related to the investment. Oaktree will not have any obligation or other duty to make available for the benefit of Brookfield Renewable and/or Brookfield Accounts that we are invested in any information regarding its activities, strategies and/or views.
The potential conflicts of interest described herein are expected to be magnified as a result of the lack of investment information sharing and coordination between Brookfield and Oaktree. Investment teams managing the activities of Brookfield Renewable and/or Brookfield Accounts that we are invested in are not expected to be aware of, and will not have the ability to manage, mitigate, ameliorate or avoid, such conflicts. This will be the case even if they are aware of Oaktree’s investment activities through public information.
Brookfield and Oaktree may decide, at any time and without notice to Brookfield Renewable or our Unitholders, to remove or modify the information barrier between Brookfield and Oaktree. In the event that the information barrier is removed or modified, it would be expected that Brookfield and Oaktree will adopt certain protocols designed to address potential conflicts and other considerations relating to the management of their investment activities in a different or modified framework.
Breaches (including inadvertent breaches) of the information barrier and related internal controls by Brookfield and/or Oaktree could result in significant consequences to Brookfield (and Oaktree) as well as have a significant adverse impact on Brookfield Renewable and/or Brookfield Accounts that we are invested in, including (among others) potential regulatory investigations and claims for securities laws violations in connection with our direct and/or indirect investment activities. These events could have adverse effects on Brookfield’s reputation, result in the imposition of regulatory or financial sanctions, negatively impact Brookfield’s ability to provide investment management services to Brookfield Accounts, all of which could result in negative financial impact to the investment activities of Brookfield Renewable and/or Brookfield Accounts that we are invested in.
To the extent that the information barrier is removed or otherwise ineffective and Brookfield has the ability to access analysis, models and/or information developed by Oaktree and its personnel, Brookfield will not be under any obligation or other duty to access such information or effect transactions for Brookfield Renewable and/or Brookfield Accounts that we are invested in in accordance with such analysis and models, and in fact may be restricted by securities laws from doing so.
As noted in “Transactions among Portfolio Companies and Investments” below, portfolio companies of Brookfield Accounts that we are invested in are and will be counterparties in agreements, transactions and other arrangements with other Brookfield Accounts (including their portfolio companies) for the provision of goods and services, purchase and sale of assets and other matters that would otherwise be transacted with independent third parties. Similarly, portfolio companies of Brookfield Accounts that we are invested in are and will be counterparties in arrangements with Oaktree, Oaktree Accounts and/or their portfolio companies to the extent practicable pursuant to the information barrier. These arrangements will give rise to the same potential conflicts considerations (and be resolved in the same manner) as set out in “Transactions among Portfolio Companies and Investments.”
This does not purport to be a complete list or explanation of all actual or potential conflicts that could arise as a result of Brookfield’s investment in Oaktree, and additional conflicts not yet known by Brookfield or Oaktree could arise in the future and those conflicts will not necessarily be resolved in favor of Brookfield Renewable’s interests (or the interests of Brookfield Accounts in which we are invested). Because of the extensive scope of Brookfield’s and Oaktree’s activities and the complexities involved in managing certain aspects of their existing businesses, the policies and procedures to identify and resolve such conflicts of interest will continue to be developed over time.
•Cross Trades and Principal Trades. From time to time, subject to and in accordance with applicable law and the terms of our Conflicts Protocols, Brookfield expects (but is under no obligation) to effect cross trades and/or principal transactions pursuant to which we (or Brookfield Accounts in which we are invested) purchase investments from or sell investments to Brookfield and/or other Brookfield Accounts. Pursuant to applicable law and our Conflicts Protocols, certain of these transactions will require approval of the Managing General Partner’s independent directors, which approval will be deemed to constitute the approval of, and be binding upon, Brookfield Renewable and all Unitholders.
In light of the potential conflicts of interest and regulatory considerations relating to cross trades and/or principal transactions, including among others Brookfield’s conflicting division of loyalties and responsibilities to the parties in these transactions, Brookfield has developed policies and procedures in order to guide the effecting of such transactions. However, there can be no assurance that such transactions will be effected, or that such transactions will be affected in the manner that is most favorable to Brookfield Renewable (or a Brookfield Account in which we are invested) as a party to any such transaction. For the avoidance of doubt, transactions among portfolio companies of Brookfield Accounts in which we are invested and portfolio companies of other Brookfield Accounts and/or Oaktree Accounts that get effected in the ordinary course will not be treated as cross trades or principal transactions and will not require approval of the Managing General Partner’s independent directors or any other consent. See “Transactions among Portfolio Companies and Investments” below.
•Warehousing Investments. From time to time, Brookfield, a Brookfield Account or Brookfield Renewable will “warehouse” certain investments on behalf of other Brookfield Accounts in which we expect to invest, i.e., Brookfield, a Brookfield Account or Brookfield Renewable will make an investment on behalf of another Brookfield Account in which we expect to invest and transfer it to the Brookfield Account at a later date at cost plus a pre-agreed interest rate after the Brookfield Account has raised sufficient capital, including financing to support the acquisition. In the event that the applicable Brookfield Account does not raise sufficient capital and/or obtain sufficient financing to purchase the warehoused investment and we cannot find another buyer for the investment (in connection with warehoused arrangements that we provide), we or a Brookfield Account in which we are invested would be forced to retain the investment, the value of which may have increased or declined.

•Excess Funds Liquidity Arrangement with Related Parties. We have an arrangement in place with Brookfield pursuant to which we lend Brookfield excess funds from time to time and it lends us excess funds from time to time. This arrangement is intended to enhance the use of excess funds between us and Brookfield when the lender has excess funds and the borrower has a business need for the capital (including, without limitation, to fund operating and/or investment activities and/or to pay down higher cost capital), and provides: (i) to the lender, a higher rate of return on the funds than it otherwise would be able to achieve in the market and (ii) to the borrower, a lower cost of funds than it otherwise would be able to obtain in the market.
Brookfield, in its capacity as our service provider, determines when it is appropriate for us to lend excess funds to, or borrow excess funds from, Brookfield. Brookfield has similar arrangements with other affiliates for whom it serves in one or more capacities, including (among others) promoter, principal investor and investment manager. It is therefore possible that, from time to time and to the extent that Brookfield determines this to be in the best interests of the parties: (i) funds that are placed on deposit with Brookfield by Brookfield Renewable will, in the discretion of Brookfield on a case-by-case basis, be lent on to other affiliates of Brookfield and (ii) funds that are placed on deposit with Brookfield by other Brookfield affiliates will, in the discretion of Brookfield on a case-by-case basis, be lent on to Brookfield Renewable. Because the interest rates charged are reflective of the credit ratings of the applicable borrowers, any loans by Brookfield to its affiliates, including Brookfield Renewable (as applicable), generally will be at higher interest rates than the rates then applicable to any balances deposited with Brookfield by Brookfield Renewable or other Brookfield affiliates (as applicable). These differentials are approved according to protocols described below. Accordingly, Brookfield also benefits from these arrangements and will earn a profit as a result of the differential in lending rates.
Amounts we lend to or borrow from Brookfield pursuant to this arrangement generally are repayable at any time upon either side’s request, and Brookfield generally ensures that the borrower has sufficient available capital from another source in order meet potential repayment demands. As noted above, Brookfield determines the interest rate to be applied to borrowed/ loaned amounts taking into account each party’s credit rating and the interest rate that would otherwise be available to it in similar transactions on an arms’ length basis with unrelated parties.
Conflicts of interest arising for Brookfield under this arrangement have been approved by the Managing General Partner’s independent directors in accordance with our Conflicts Protocols for resolving potential conflicts of interest.
•Arrangements with Brookfield. Our relationship with Brookfield involves a number of arrangements pursuant to which Brookfield provides various services to Brookfield Renewable, including access to financing arrangements and investment opportunities, and Brookfield Renewable supports Brookfield Accounts and their portfolio companies in various ways. Certain of these arrangements were effectively determined by Brookfield in the context of the spin-off, and could contain terms that are less favorable than those which otherwise might have been negotiated between unrelated parties. However, Brookfield believes that these arrangements are in the best interests of Brookfield Renewable and Brookfield Accounts in which we invest.
Circumstances may arise in which these arrangements will need to be amended or new arrangements will need to be entered into, and conflicts of interest between Brookfield Renewable and Brookfield will arise in negotiating such new or amended arrangements. Any such negotiations will be subject to review and approval by the Managing General Partner’s independent directors.
Brookfield is generally entitled to share in the returns generated by our operations, which creates an incentive for it to assume greater risks when making decisions for Brookfield Renewable than it otherwise would in the absence of such arrangements. In addition, our investment in and support of Brookfield Accounts and their portfolio companies provides Brookfield with certain ancillary benefits, such as satisfying Brookfield’s commitment to invest in such accounts (which Brookfield would otherwise need to satisfy from different sources), assisting Brookfield in marketing Brookfield Accounts and facilitating more efficient management of their portfolio companies’ operations.
•Limited Liability of Brookfield. The liability of Brookfield and its officers and directors is limited under our arrangements with them, and we have agreed to indemnify Brookfield and its officers and directors against claims, liabilities, losses, damages, costs or expenses which they may face in connection with those arrangements, which may lead them to assume greater risks when making decisions than they otherwise would if such decisions were being made solely for Brookfield’s own account, or may give rise to legal claims for indemnification that are adverse to the interests of our Unitholders.
DECISIONS MADE AND ACTIONS TAKEN THAT MAY RAISE POTENTIAL CONFLICTS OF INTEREST
Due to the broad scope of Brookfield’s activities and the scale of its advisory, asset management and related business, Brookfield is required to make decisions and take actions on behalf of a wide variety of private funds, clients (including Brookfield Renewable), and affiliates. As discussed below, the diversity of Brookfield’s platform is expected to provide benefits overall to each entity that is a part of it. However, from time to time, Brookfield’s decisions and actions will necessarily favor one client over another, including in a manner disadvantageous to Brookfield Renewable and Brookfield Accounts we invest in.
•Reputational Considerations. Given the nature of its broader platform, Brookfield has an interest in preserving its reputation, including with respect to our status as a publicly traded vehicle and, in certain circumstances, such reputational considerations may conflict with the interests of Brookfield Renewable (or a Brookfield Account in which we are invested). Brookfield will likely make decisions on behalf of Brookfield Renewable (or a Brookfield Account in which we are invested) for reputational reasons that it would not otherwise make absent such considerations. For example, Brookfield may limit transactions and activities on behalf of Brookfield Renewable (or a Brookfield Account in which we are invested) for reputational or other reasons, including where Brookfield provides (or may provide) advice or services to an entity involved in such activity or transaction, where another Brookfield Account is or may be engaged in the same or a related activity or transaction to that being considered on behalf of Brookfield Renewable (or a Brookfield Account in which we are invested), where another Brookfield Account has an interest in an entity involved in such activity or transaction, or where such activity or transaction on behalf of or in respect of Brookfield Renewable (or a Brookfield Account in which we are invested) could affect Brookfield, Brookfield Accounts or their activities.
•Allocation of Expenses. In the normal course of managing its business activities, Brookfield allocates costs and expenses among itself, Brookfield Accounts (including Brookfield Renewable) and portfolio companies of Brookfield Accounts as appropriate and in accordance with internal policies. Examples of expenses allocated across Brookfield Accounts (and expected to be allocated in part to Brookfield Renewable) include investor reporting systems and software, technology services, accounting, group insurance policies, portfolio and investment tracking and monitoring systems, trade order management system and legal, tax, compliance and other similar expenses that relate to Brookfield Accounts. Expenses are allocated by Brookfield in its good faith judgment, which is inherently subjective, among Brookfield Accounts that benefit from such expenses. Certain expenses are suitable for only Brookfield Renewable or another Brookfield Account and, in such case, are allocated to such vehicle. In other situations, expenses are allocated to Brookfield Renewable and other Brookfield Accounts despite the fact that such expenses may not directly relate to Brookfield Renewable and such Brookfield Accounts, may also benefit other Brookfield Accounts in the future and/or ultimately not benefit Brookfield Renewable (and Brookfield Accounts that we invest in) at all, including for example expenses relating to a specific legal, regulatory, tax, commercial or other issue, structure and/or negotiation. Brookfield will allocate such expenses among Brookfield Accounts (including Brookfield Renewable) based on factors it deems reasonable in its discretion, regardless of the extent to which other Brookfield Accounts ultimately benefit from such issue, structure and/or negotiation. Expenses incurred in connection with an issue, structure or negotiation not directly related to a Brookfield Account may nonetheless be allocated to the Brookfield Account, even if incurred prior to the existence of the Brookfield Account.
In addition, where a potential investment is pursued on behalf of one or more Brookfield Accounts, including Brookfield Renewable, the Brookfield Accounts that ultimately make the investment (or, in the case of a potential investment that is not consummated, the Brookfield Accounts that Brookfield determines, in its discretion, ultimately would have made the investment) will generally bear the expenses related to such investment (including broken deal costs, in the case of an investment that is not consummated). Examples of broken-deal expenses include (i) research costs, (ii) fees and expenses of legal, financial, accounting, consulting or other advisers (including the

Manager or its affiliates) in connection with conducting due diligence or otherwise pursuing a particular non-consummated transaction, (iii) fees and expenses in connection with arranging financing for a particular non-consummated transaction, (iv) travel costs, (v) deposits or down payments that are forfeited in connection with, or amounts paid as a penalty for, a particular non-consummated transaction and (vi) other expenses incurred in connection with activities related to a particular non-consummated transaction.
Brookfield will make expense allocation decisions in its discretion and may modify or change its allocation methodologies and policies from time to time to the extent it determines such modifications or changes are necessary or advisable, which could result in Brookfield Renewable and/or Brookfield Accounts in which we invest bearing less (or more) expenses than otherwise would have been the case without such modifications.
New types of operating expenses could arise in the ordinary course and Brookfield will allocate such expenses to us and Brookfield Accounts in which we invest as appropriate. In addition, although organizational expenses of Brookfield Accounts in which we invest are generally subject to a cap, certain operating expenses, which are not subject to a cap, include costs related to organizational matters, such as costs and expenses relating to distributing and implementing elections pursuant to any “most favored nations” clauses in investor side letters, and fees, costs and expenses of anti-money laundering and/or “know your customer” compliance, tax diligence expenses and costs and expenses of ongoing related procedures.
Brookfield has engaged a compliance consulting firm and may engage similar firms to provide services in connection with investor relations operations, including the review of diligence and marketing materials. The expenses relating to these services are allocated to Brookfield Accounts.
•Affiliated and Related-Party Services and Transactions. Where it deems appropriate and relevant, Brookfield intends to perform or provide (or cause a Brookfield Account to perform or provide) a variety of different services or products to Brookfield Renewable, Brookfield Accounts in which we invest and their portfolio companies that would otherwise be provided by independent third parties, including among others lending, loan special servicing, investment banking, advisory, consulting, entitlement, acting as alternative investment fund manager or other similar type of manager in jurisdictions where such services are beneficial, the placement and provision of insurance policies and coverage, development, construction and design (including oversight thereof), real estate and property management (and oversight thereof), leasing, power marketing, operational, legal, financial, back office, brokerage, corporate secretarial, accounting, human resources, bank account management, supply or procurement of power and energy, fund administration (including coordinating onboarding, due diligence, reporting and other administrative services with third-party administrators and placement agents) and other financial operations services, hedging and other treasury services and capital markets services, services relating to the use of entities that maintain a permanent residence in certain jurisdictions, data management services and other services or products (such services, collectively, “Affiliate Services”).
To the extent that Brookfield or a Brookfield Account provides Affiliate Services to us, a Brookfield Account and/or any portfolio company, Brookfield or the Brookfield Account (as applicable) will receive fees (which could include incentive compensation): (i) at rates for the relevant services that Brookfield reasonably believes to be consistent with arm’s length market rates at the time of entering into the Affiliate Services engagement (the “Affiliate Service Rate”); provided that, if the Affiliate Service Rate for an Affiliate Service is not able to be determined, the Affiliate Service will be provided at cost (including an allocable share of internal costs) plus an applicable administrative fee; or (ii) at any other rates with the approval of the Managing General Partner’s independent directors (for services provided to Brookfield Renewable) and with the approval of the relevant Brookfield Account’s investors or their advisory committee (for services provided to a Brookfield Account in which we are invested).
For the avoidance of doubt: (i) where Brookfield (or a Brookfield Account, as applicable) is engaged to provide Affiliate Services in connection with a portfolio company of another Brookfield Account, the Affiliate Service Rate could include performance-based compensation for certain employees and the cost of such performance-based compensation will be paid by the applicable portfolio company, and (ii) for certain Affiliate Services, the Affiliate Service Rate will include a pass-through of costs (including information technology hardware, computing power or storage, software licenses and related ancillary and information technology personnel costs) incurred in providing the service, in addition to any fees charged for the service (and the passed-through costs may be substantial relative to the fees charged for the service). In certain situations, personnel will provide an Affiliate Service to multiple assets (including assets not owned by Brookfield Renewable or Brookfield Accounts in which we invest) or multiple Brookfield Accounts, in which case only a portion of the applicable costs would be passed through to Brookfield Renewable and Brookfield Accounts in which we are invested. Where Affiliate Services are in place prior to Brookfield Renewable’s (or a Brookfield Account’s) ownership of an investment and cannot be amended without the consent of an unaffiliated third party, we (or the Brookfield Account, as applicable) will inherit the pre-existing fee rates for such Affiliate Services until (i) such time at which third-party consent is no longer required or (ii) a Brookfield Account seeks consent to amend such rates. Accordingly, while a Brookfield Account may seek consent of the unaffiliated third party to amend any pre-existing fee rates, Brookfield will be incentivized to seek to amend the pre-existing fee arrangement in certain circumstances and dis-incentivized to do so in others. For example, Brookfield will be incentivized to seek consent to amend the rate in circumstances where the amended fee would be higher than the pre-existing rate, and conversely may choose not to (and will not be required to) seek consent to amend any pre-existing fee rates if the amended rate would be lower than the pre-existing rate.
Compensation for Affiliate Services payable to Brookfield will not be shared with us or Unitholders (or offset against management fees) and may be substantial. The fee potential, both current and future, inherent in a particular transaction could be an incentive for Brookfield to seek to refer or recommend a transaction to us or Brookfield Accounts in which we are invested. Furthermore, providing services or products to Brookfield Renewable, a Brookfield Account in which we are invested and/or portfolio companies will enhance Brookfield’s relationships with various parties, facilitate additional business development and enable Brookfield to obtain additional business and generate additional revenue.
The foregoing requirements and limitations will not apply to transactions for services or products between investments of Brookfield Accounts in which we are invested and portfolio companies of other Brookfield Accounts, Oaktree and Oaktree Accounts, which are described in further detail below (though Brookfield may nonetheless determine, in its sole discretion, to use Affiliate Service Rates in these situations).
Brookfield will determine the Affiliate Service Rate for each Affiliate Service in good faith at the time of engagement. The determination of the Affiliate Service Rate will be based on one or more factors, including, among other things: (i) the rate that one or more comparable service providers (which may or may not be a competitor of Brookfield or a Brookfield Account) charge third-parties for the similar services (at the time of determination), (ii) market knowledge (which may be based on inquiries with one or more market participants), (iii) the rate charged by Brookfield (or a Brookfield Account) to a third-party for similar services (or the methodology used to set such rates), (iv) advice of one or more third-party agents or consultants, (v) commodity or other rate forecasting, (vi) rates required to meet certain regulatory requirements or qualify for particular governmental programs, or (vii) other subjective and/or objective metrics deemed relevant by Brookfield in its sole discretion. To the extent Brookfield retains the services of a third-party consultant or agent to assist in determining an Affiliate Service Rate, the fees and cost of such third-party consultant/agent will be an expense borne by Brookfield Renewable and other Brookfield Accounts (as applicable).
While Brookfield will determine in good faith each Affiliate Service Rate at the time of the relevant engagement as set out above, there will likely be variances in the marketplace for similar services based on an array of factors that affect providers and rates for services, including, but not limited to, loss leader pricing strategies or other marketing and competitive practices, integration efficiencies, geographic market differences, and the quality of the services provided. There can be no assurances that the Affiliate Service Rate charged by Brookfield for any Affiliate Service will not be greater than the rate charged by certain similarly situated service providers for similar services in any given circumstance. In addition, the Affiliate Service Rate charged for any Affiliate Service at any given time following the relevant engagement may not match a then-current market rate because the market rate for the service may have increased or decreased over time. For the avoidance of doubt, fees may be charged for Affiliate Services in advance based on estimated budgets and/or time periods, and subject to true-up once the relevant Affiliate Services are complete.
In addition, Brookfield and its personnel from time to time receive certain intangible and/or other benefits and/or perquisites arising or resulting from their activities on behalf of Brookfield Renewable and Brookfield Accounts in which we are invested which do not reduce management fees and are not otherwise shared with Brookfield Renewable, Unitholders and/or investments. Such benefits will inure exclusively to Brookfield and/or its personnel receiving them, even if they are significant or difficult to value and even though the cost of the underlying service is borne as an expense by Brookfield Renewable, Brookfield Accounts and/or portfolio companies. For example, expenses incurred in connection with airline travel or hotel stays typically result in “miles” or “points” or credit in loyalty/status programs and such benefits and/or amounts will, whether or not de minimis or difficult to value, inure exclusively to Brookfield and/or such personnel (and not Brookfield Renewable, Unitholders, Brookfield Accounts and/or portfolio companies) even though the cost of the underlying service is borne by Brookfield Renewable, Brookfield Accounts and/or portfolio companies. Similarly, the volume of work that service providers receive from Brookfield, which include those from Brookfield Renewable, Brookfield Accounts in which we are invested and portfolio companies, results in discounts for such services that Brookfield will benefit from, while Brookfield Renewable, Brookfield Accounts and/or portfolio companies will not be able to benefit from certain discounts that apply to Brookfield. Brookfield also makes available certain discount programs to its employees as a result of Brookfield’s relationship with portfolio companies and their relationships (e.g., “friends and family” discounts that are not available to Unitholders). The size of these discounts on products and services provided by portfolio companies (and, potentially, customers or suppliers of such portfolio companies) could be significant. The potential to receive such discounts could provide an incentive for Brookfield to cause Brookfield Renewable, a Brookfield Account in which we are invested and/or a portfolio company to enter into transactions that would or would not have otherwise been entered into in the absence of these arrangements and benefits. Financial benefits that Brookfield and its personnel derive from such transactions will generally not be shared with Brookfield Renewable, Unitholders and/or portfolio companies. Brookfield may also offer referral bonuses to its employees who refer customers to assets owned by Brookfield Renewable and other Brookfield Accounts.
•Transactions among Portfolio Companies. In addition to any Affiliate Services provided by Brookfield or Brookfield Renewable (as described above), certain of our investments and/or portfolio companies of Brookfield Accounts in which we are invested will in the ordinary course of business provide services or goods to, receive services or goods from, lease space to or from, or participate in agreements, transactions or other arrangements with (including the purchase and sale of assets and other matters that would otherwise be transacted with independent third parties), portfolio companies owned by other Brookfield Accounts and/or Oaktree Accounts. Some of these agreements, transactions and other arrangements would not have been entered into but for the affiliation or relationship with Brookfield and, in certain cases, are expected to replace agreements, transactions and/or arrangements with third parties. These agreements, transactions and other arrangements will involve payment and/or receipt of fees, expenses and other amounts and/or other benefits to or from the portfolio companies of such other Brookfield Accounts and/or Oaktree Accounts (including, in certain cases, performance-based compensation). In certain cases, Brookfield’s investment thesis with respect to an investment will include attempting to create value by actively facilitating relationships between the investment and portfolio companies or assets owned by other Brookfield Accounts and/or Oaktree Accounts. In these and other cases, these agreements, transactions and other arrangements will be entered into either with active participation by Brookfield (and/or Oaktree) or the portfolio companies’ management teams independent of Brookfield. While such arrangements and/or transactions and the fees or compensation involved have the potential for inherent conflicts of interest, Brookfield believes that the access to Brookfield (including portfolio companies of Brookfield Accounts and Oaktree Accounts) enhances our capabilities (and the capabilities of Brookfield Accounts in which we are invested) and is an integral part of our (and other Brookfield Accounts’) operations.
Portfolio companies of Brookfield Accounts and Oaktree Accounts generally are not Brookfield’s and Brookfield Renewable’s affiliates for purposes of our governing agreements. As a result, the restrictions and conditions contained therein that relate specifically to Brookfield and/or our affiliates do not apply to arrangements and/or transactions among portfolio companies of Brookfield Accounts and/or Oaktree Accounts, even if we (or a Brookfield Account) have a significant economic interest in a portfolio company and/or Brookfield ultimately controls it. For example, in the event that a portfolio company of one Brookfield Account enters into a transaction with a portfolio company of another Brookfield Account (or an Oaktree Account), such transaction generally would not trigger potential cross trade, principal transaction and/or other affiliate transaction considerations.
In all cases in which Brookfield actively participates in such agreements, transactions or other arrangements, Brookfield will seek to ensure that the agreements, transactions or other arrangements are in the best interests of the applicable Brookfield Accounts’ portfolio companies, with terms to be determined in good faith as fair, reasonable and equitable under the circumstances. However, there can be no assurance that the terms of any such agreement, transaction or other arrangement will be executed on an arm’s length basis, be as favorable to the applicable portfolio company as otherwise would be the case if the counterparty were not related to Brookfield, or be the same as those that other Brookfield Accounts’ portfolio companies receive from the applicable counterparty. In some circumstances, our investments and portfolio companies of Brookfield Accounts in which we are invested may receive better terms from a portfolio company of another Brookfield Account or an Oaktree Account than from an independent counterparty. In other cases, these terms may be worse.
All such agreements, transactions or other arrangements described in this section are expected to be entered into in the ordinary course without obtaining consent of the Managing General Partner’s independent directors or Unitholders or of investors in other Brookfield Accounts and such arrangements will not impact the management fee payable to Brookfield or any fee for Affiliate Services payable to Brookfield or a Brookfield Account (i.e., the portfolio companies will be free to transact in the ordinary course of their businesses without limitations, including by charging their ordinary rates for the relevant services or products).
Furthermore, Brookfield, PSG, Oaktree, Brookfield Accounts, Oaktree Accounts and/or their portfolio companies will from time to time make equity or other investments in companies or businesses that provide services to or otherwise contract with Brookfield Renewable, Brookfield Accounts in which we are invested and/or their portfolio companies. In particular, Brookfield has in the past entered into, and expects to continue to enter into, relationships with companies in the technology, real assets services and other sectors and industries in which Brookfield has broad expertise and knowledge, whereby Brookfield or a Brookfield Account acquires an equity or other interest in such companies that may, in turn, transact with Brookfield Renewable, Brookfield Accounts in which we are invested and/or their portfolio companies. For example, Brookfield and Brookfield Accounts invest in companies that develop and offer products that are expected to be of relevance to Brookfield Renewable, Brookfield Accounts in which we are invested and portfolio companies (as well as to third-party companies operating in similar sectors and industries). In connection with such relationships, Brookfield expects to refer, introduce or otherwise facilitate transactions between such companies and Brookfield Renewable, Brookfield Accounts in which we are invested and portfolio companies, which would result in benefits to Brookfield or Brookfield Accounts, including via increased profitability of the relevant company, as well as financial incentives and/or milestones which benefit Brookfield or a Brookfield Account (including through increased equity allotments), which are likely in some cases to be significant. Such financial incentives that inure to or benefit Brookfield and Brookfield Accounts pose an incentive for Brookfield to cause Brookfield Renewable, Brookfield Accounts in which we are invested and/or portfolio companies to enter into such transactions that may or may not have otherwise been entered into. Financial incentives derived from such transactions will generally not be shared with Brookfield Renewable or Unitholders. Furthermore, such transactions are likely to contribute to the development of expertise, reputational benefits and/or the development of new products or services by Brookfield (or Oaktree, Brookfield Accounts, Oaktree Accounts, and portfolio companies), which Brookfield will seek to capitalize on to generate additional benefits that are likely to inure solely to Brookfield (or Oaktree, Brookfield Accounts, Oaktree Accounts, and portfolio companies) and not to Brookfield Renewable or the Unitholders.
Brookfield (or the portfolio companies’ management teams, as applicable) will seek to ensure that each transaction or other arrangement that Brookfield Renewable, Brookfield Accounts in which we are invested and/or portfolio companies enter into with these companies satisfies a legitimate business need and is in the best interests of Brookfield Renewable, the applicable Brookfield Account and/or the applicable portfolio company, with terms to be determined in good faith as fair, reasonable and equitable under the circumstances based on Brookfield Renewable’s, the applicable Brookfield Account and/or the portfolio companies’ normal course process for evaluating potential business transactions and counterparties. In making these determinations, Brookfield or the management teams of the portfolio companies will take into account such factors that they deem relevant, which will include the potential benefits and synergies of transacting with a Brookfield related party. Brookfield may take its own interests (or the interests of other Brookfield Accounts or businesses) into account in considering and making determinations regarding these matters. In certain cases, these transactions will be entered into with active participation by Brookfield and in other cases by the portfolio companies’ management teams independently of Brookfield. Moreover, any fees or other financial incentives paid to the relevant company will not offset or otherwise reduce the management fee or other compensation paid to Brookfield, will not otherwise be shared with Brookfield Renewable or Unitholders and will not be subject to the Affiliate Service Rates.

There can be no assurance that the terms of any such transaction or other arrangement will be executed on an arm’s length basis, be as favorable to us, the relevant Brookfield Account and/or portfolio company as otherwise would be the case if the counterparty were not related to Brookfield, be benchmarked in any particular manner, or be the same as those that other Brookfield Accounts’ or investments receive from the applicable counterparty. In some circumstances, Brookfield Renewable, a Brookfield Account in which we are invested and portfolio companies may receive better terms (including economic terms) than they would from an independent counterparty. In other cases, these terms may be worse.
While these agreements, transactions and/or arrangements raise potential conflicts of interest, Brookfield believes that our access to Brookfield Accounts and their portfolio companies, as well as to Brookfield related parties and companies in which Brookfield has an interest enhances our, Brookfield Accounts’ and portfolio companies’ capabilities, is an integral part of our operations and will provide benefits to us, Brookfield Accounts and portfolio companies that would not exist but for our affiliation with Brookfield.
•Insurance. Brookfield has caused Brookfield Renewable and Brookfield Accounts in which we invest to purchase and/or bear premiums, fees, costs and expenses relating to insurance coverage (including, among others, with respect to Brookfield affiliates’ placement, administration, brokerage and/or provision of such insurance coverage) for the benefit of Brookfield Renewable and the relevant Brookfield Accounts, which provides insurance coverage to, among others, Brookfield, the Managing General Partner, their officers and directors, and other parties for their activities relating to Brookfield Renewable and the Brookfield Accounts in which we invest, as well as to portfolio companies. Among other policies, this insurance coverage includes directors and officers liability insurance, errors and omissions insurance coverages, and terrorism, property, title, liability, fire and other insurance coverages for (or in respect of) Brookfield Renewable, Brookfield Accounts in which we invest, and their portfolio companies.
Insurance policies purchased by or on behalf of Brookfield Renewable and/or Brookfield Accounts in which we invest (and which cover Brookfield, the Managing General Partner, their officers and directors, and other parties) could provide coverage for situations where Brookfield Renewable would not generally provide indemnification, including situations involving culpable conduct by Brookfield, the Managing General Partner and their personnel. Nonetheless, Brookfield Renewable’s share of the fees and expenses (or the share of Brookfield Accounts in which we invest) in respect of insurance coverage will not be reduced to account for these types of situations.
Brookfield, other Brookfield Accounts and their portfolio companies also obtain insurance coverage and utilize Brookfield affiliates for placement, administration, brokerage and/or provision of insurance coverage. Where possible, Brookfield Renewable (and Brookfield Accounts in which we invest) generally leverage Brookfield’s scale by participating in shared, or umbrella, insurance policies that cover a broad group of entities (including Brookfield, other Brookfield Accounts and their portfolio companies) under a single policy.
The total cost of any shared or umbrella insurance policy is allocated among all participants covered by the policy in a fair and equitable manner taking into consideration applicable facts and circumstances, including the value of each covered account’s asset value and/or the risk that the account poses to the insurance provider. While Brookfield takes into account certain objective criteria in determining how to allocate the cost of umbrella insurance coverage among covered accounts, the assessment of the risk that each account poses to the insurance provider is more subjective in nature. In addition, Brookfield’s participation in umbrella policies gives risk to conflicts in determining the proper allocation of the costs of such policies.
While shared insurance policies may be cost effective, claims made by any entity covered thereunder (including Brookfield) could result in increased costs to Brookfield Renewable and Brookfield Accounts that we invest in. In addition, such policies may have an overall cap on coverage. To the extent an insurable event results in claims in excess of such cap, Brookfield Renewable (and/or Brookfield Accounts in which we invest) may not receive as much in insurance proceeds as it would have received if separate insurance policies had been purchased for each party. In addition, Brookfield may face a conflict of interest in properly allocating insurance proceeds across all claimants, which could result in Brookfield Renewable (or Brookfield Accounts in which we invest) receiving less in insurance proceeds than if separate insurance policies had been purchased for each insured party individually. Similarly, insurable events may occur sequentially in time while subject to a single overall cap. To the extent insurance proceeds for one such event are applied towards a cap and Brookfield Renewable (or a Brookfield Account in which we invest) experiences an insurable loss after such event, Brookfield Renewable’s (or Brookfield

Account’s) receipts from such insurance policy may be diminished or Brookfield Renewable (or Brookfield Account) may not receive any insurance proceeds. A shared insurance policy may also make it less likely that Brookfield will make a claim against such policy on behalf of Brookfield Renewable (or a Brookfield Account in which we invest).
Brookfield Renewable (or a Brookfield Account in which we invest) may need to determine whether or not to initiate litigation (including potentially litigation adverse to Brookfield where it is the broker or provider of the insurance) in order to collect from an insurance provider, which may be lengthy and expensive and which ultimately may not result in a financial award. The potential for Brookfield to be a counterparty in any litigation or other proceedings regarding insurance claims also creates a potential conflict of interest. Furthermore, in providing insurance, Brookfield may seek reinsurance for all or a portion of the coverage, which could result in Brookfield earning and retaining fees and/or a portion of the premiums associated with such insurance while not retaining all or a commensurate portion of the risk insured.
Brookfield will seek to allocate the costs of such insurance and proceeds from claims in respect of such insurance policies and resolve any conflicts of interest, as applicable, in a manner it determines to be fair. In that regard, Brookfield may, if it determines it to be necessary, consult with one or more third parties in allocating such costs and proceeds and resolving such conflicts.
•Transfers and Secondment of Employees. From time to time, in order to create efficiencies and optimize performance, employees of Brookfield, Brookfield Accounts (including Brookfield Renewable), and/or portfolio companies will be hired or retained by, or seconded to, other portfolio companies, other Brookfield Accounts (including Brookfield Renewable) and/or Brookfield. In such situations, all or a portion of the compensation and overhead expenses relating to such employees (including salaries, benefits, and incentive compensation, among other things) will directly or indirectly be borne by the entities to which the employees are transferred or seconded. Any such arrangement may be on a permanent or temporary basis, or on a full-time or part-time basis, in order to fill positions or provide services that would otherwise be filled or provided by third parties hired or retained by the relevant entities. To the extent any Brookfield employees are hired or retained by, or seconded to, an investment, the investment may pay such persons directors’ fees, salaries, consultant fees, other cash compensation, stock options or other compensation and incentives and may reimburse such persons for any travel costs or other out-of-pocket expenses incurred in connection with the provision of their services. Brookfield may also advance compensation to seconded Brookfield employees and be subsequently reimbursed by the applicable investment. Any compensation customarily paid directly by Brookfield to such persons will typically be reduced to reflect amounts paid directly or indirectly by the investment even though the management fee and carried interest borne by Brookfield Renewable or Brookfield Accounts in which we are invested will not be reduced, and amounts paid to such persons by a portfolio company will not be offset against management fees or any carried interest distributions otherwise payable to Brookfield. Additionally, the method for determining how (i) certain compensation arrangements are structured and valued (particularly with respect to the structure of various forms of incentive compensation that vest over time and whose value upon payment is based on estimates) and (ii) overhead expenses are allocated, in each case require certain judgments and assumptions, and as a result the relevant entities (including, for example, Brookfield Renewable, Brookfield Accounts in which we are invested and their portfolio companies) may bear higher costs than they would have had such expenses been valued, allocated or charged differently.
Brookfield could benefit from arrangements where Brookfield employees are hired or retained by, or seconded to, one or more investments or a Brookfield affiliate on behalf of such investment, for example, in the case where a portfolio company makes a fixed payment to Brookfield to compensate Brookfield for a portion of an employee’s incentive compensation, but such employee does not ultimately collect such incentive compensation. Additionally, there could be a circumstance where an employee of Brookfield or a portfolio company of a Brookfield Account could become an employee of a portfolio company of Brookfield Renewable or a Brookfield Account in which we are invested (or vice versa) and, in connection therewith, be entitled to receive from the company it is transferring to unvested incentive compensation received from the company it is transferring from. While such incentive compensation would be subject to forfeiture under other circumstances, given the prior employment by a Brookfield related company, such incentive compensation may continue to vest as if such employee continued to be an employee of the company from which it is transferring. The arrangements described herein will take place in accordance with parameters approved by the Managing General Partner’s independent directors in the Conflicts Protocols, but will not be subject to approval by the Unitholders, and such amounts will not be considered fees received by Brookfield or its affiliates that offset or otherwise reduce the management or any other fee or compensation due to Brookfield.
Brookfield has adopted policies to facilitate the transfer and secondment of employees in order to ensure that such activities are carried out in accordance with applicable regulatory requirements and to address applicable conflicts considerations, including seeking to ensure that each transfer and/or secondment satisfies a legitimate business need and is in the best interests of the relevant Brookfield Account and/or portfolio company.
Brookfield may take its own interests into account in considering and making determinations regarding the matters outlined in this section as well as in “Transactions among Portfolio Companies” and “Affiliated and Related— Party Services and Transactions” above. Additionally, the aggregate economic benefit to Brookfield or its affiliates as a result of the transactions outlined herein and therein could influence investment allocation decisions made by Brookfield in certain circumstances (i.e., if the financial incentives as a result of such transactions are greater if the investment opportunity is allocated to Brookfield Renewable rather than another Brookfield Account (or vice versa)). However, as noted elsewhere herein, Brookfield believes that our access to Brookfield’s broader asset management platform enhances our, Brookfield Accounts’ and portfolio companies’ capabilities, is an integral part of our (and their) operations and will provide benefits to us, Brookfield Accounts and portfolio companies that would not exist but for our affiliation with Brookfield.
•Shared Resources. In certain circumstances, in order to create efficiencies and optimize performance, Brookfield will cause one or more portfolio companies of Brookfield Accounts in which we are invested to share operational, legal, financial, back-office or other resources with Brookfield and/or portfolio companies of other Brookfield Accounts. In connection therewith, the costs and expenses related to such services will be allocated among the relevant entities on a basis that Brookfield determines in good faith is fair and equitable, but which will be inherently subjective, and there can be no assurance that we (or Brookfield Accounts in which we are invested) will not bear a disproportionate amount of any costs, including Brookfield’s internal costs).
•Advisors. Brookfield from time to time engages or retains strategic advisors, senior advisors, operating partners, executive advisors, consultants and/or other professionals who are not employees or affiliates of Brookfield, but which include former Brookfield employees as well as current and former officers of Brookfield portfolio companies (collectively, “Consultants”). Consultants generally have established industry expertise and are expected to advise on a range of investment-related activities, including by providing services that may be similar in nature to those provided by Brookfield’s investment teams, such as sourcing, consideration and pursuit of investment opportunities, strategies to achieve investment objectives, development and implementation of business plans, and recruiting for portfolio companies, and to serve on boards of portfolio companies. Additionally, Brookfield’s decision to perform certain services in-house for Brookfield Renewable (or a Brookfield Account in which we are invested) at a particular point in time will not preclude a later decision to outsource such services, or any additional services, in whole or in part, to any Consultants, and Brookfield has no obligation to inform Brookfield Renewable or any other Brookfield Account of such a change. Brookfield believes that these arrangements benefit its investment activities. However, they also give rise to certain conflicts of interest considerations.
Consultants are expected, from time to time, to receive payments from, or allocations of performance-based compensation with respect to, Brookfield, Brookfield Renewable, Brookfield Accounts in which we are invested and portfolio companies. In such circumstances, payments from, or allocations or performance-based compensation with respect to, Brookfield Renewable, Brookfield Accounts in which we are invested and/or portfolio companies generally will be treated as expenses of the applicable entity and will not, even if they have the effect of reducing retainers or minimum amounts otherwise payable by Brookfield, be subject to management fee offset provisions. Additionally, while Brookfield believes such compensation arrangements will be reasonable and generally at market rates for the relevant services provided, exclusive arrangements or other factors may result in such compensation arrangements not always being comparable to costs, fees and/or expenses charged by other third parties. In addition to any compensation arrangements, Brookfield Renewable or a Brookfield Account in which we are invested may also generally bear its share of any travel costs or other out-of-pocket expenses incurred by Consultants in connection with the provision of their services. Accounting, network, communications, administration and other support benefits, including office space, may be provided by Brookfield, Brookfield Renewable and/or a Brookfield Account in which we are invested to Consultants without charge, and any costs associated with such support may be borne by Brookfield Renewable and/or such Brookfield Account.
Brookfield expects from time to time to offer Consultants the ability to co-invest alongside Brookfield Renewable or Brookfield Accounts in which we are invested, including in those investments in which they are involved (and for which they may be entitled to receive performance-based compensation, which will reduce our returns), or otherwise participate in equity plans for management of a portfolio company.
In certain cases, these persons are likely to have certain attributes of Brookfield “employees” (e.g., they have dedicated offices at Brookfield, receive access to Brookfield information, systems and meetings for Brookfield personnel, work on Brookfield matters as their primary or sole business activity, have Brookfield-related email addresses, business cards and titles, and/or participate in certain benefit arrangements typically reserved for Brookfield employees) even though they are not considered Brookfield employees, affiliates or personnel. In this scenario, a Consultant would be subject to Brookfield’s compliance policies and procedures. Where applicable, Brookfield allocate to us, the applicable Brookfield Account and/or portfolio companies the costs of such personnel or the fees paid to such personnel in connection with the applicable services. In these cases, payments or allocations to Consultants will not be subject to management fee offset provisions and can be expected to increase the overall costs and expenses borne indirectly by Unitholders. There can be no assurance that any of the Consultants will continue to serve in such roles and/or continue their arrangements with Brookfield and/or any Brookfield Accounts or portfolio companies.
•Support Services. In addition to the responsibilities enumerated in the Brookfield Accounts’ governing documents, from time to time Brookfield performs certain asset management and support services that were or could have previously been undertaken by a portfolio company’s management team, including accounting; reporting and analytics; administrative services; physical and digital security, life and physical safety, and other technical specialties; information technology services and innovation; cash flow modeling and forecasting; arranging, negotiating and managing financing and derivative arrangements; accounting, legal, compliance and tax services relating to investment holding structures below a Brookfield Account and the investments and other services. These services will be in addition to the services otherwise charged to Brookfield Renewable or a Brookfield Account in which we are invested as Affiliate Services.
In addition, Brookfield expects to perform certain support services to Brookfield Renewable or Brookfield Accounts in which we are invested that could otherwise be outsourced to third parties, including transaction support; client reporting; portfolio-level cash flow modeling and forecasting; assisting with underwriting and due diligence analytics; managing workouts and foreclosures; arranging, negotiating and managing partnership- or Brookfield Account-level financing and derivative arrangements; data generation, analysis, collection and management; accounting, legal, compliance and tax services relating to such Brookfield Account (including Brookfield Renewable) and/or its Investors (including Unitholders) and portfolio companies; market research and appraisal and valuation services. These services will be in addition to the services outlined in the Brookfield Accounts’ governing documents.
Historically, certain of these support services may have been performed by Brookfield (without being charged to Brookfield Accounts or portfolio companies) or its operating partners, servicers, brokers or other third-party vendors. Brookfield believes that providing these support services internally results in increased focus and attention that may not be available from a third party and helps to align interests and offer customized services to a degree that may not be possible with a third-party provider. Additionally, internal support services personnel allow Brookfield investment professionals to improve their efficiency and to focus their efforts on tasks that have a greater impact on creating value within a Brookfield Account’s portfolio.
As such, when these support and other services described above are provided, Brookfield Renewable or a Brookfield Account in which we are invested will reimburse Brookfield for its costs and expenses incurred in providing these support services, including an allocable portion of the compensation (including long term incentive compensation), expenses (including IT costs, human resources support, rent and office services, talent acquisition, professional development, travel, and professional fees) and other benefits associated with the Brookfield employees providing these services, in accordance with Brookfield’s internal allocation practices. Additionally, Brookfield expects that certain employees will be eligible to earn commissions, incentive fees or other similar fees in connection with their work on certain portfolio companies and that these payments will be borne, directly or indirectly, by Brookfield Renewable or other Brookfield Accounts. None of these reimbursements and fees will reduce the management fees paid by Brookfield Renewable or another Brookfield Account.
While Brookfield believes that the cost of the expense reimbursements associated with these support services is reasonable, the extensive and specialized nature of the services may result in such costs not being comparable to those charged for similar services (to the extent available) by other third parties. Brookfield will be under no obligation to evaluate alternative providers or to compare pricing for these support services. While Brookfield believes that this enhances the services Brookfield can offer to Brookfield Renewable, Brookfield Accounts in which we are invested, and/or portfolio companies in a cost-efficient manner, the relationship presents conflicts of interest. Brookfield will set the compensation for the employees who provide these support services and will determine other significant expenditures that will affect the expense reimbursement provided by Brookfield Renewable, Brookfield Accounts in which we are invested, and/or portfolio companies.
The types of support services that Brookfield provides to certain portfolio companies and to Brookfield Accounts (including Brookfield Renewable) will not remain fixed and should be expected to change over time as determined by Brookfield in its sole discretion, and Brookfield expects that a Brookfield Account’s (including Brookfield Renewable’s) overall share of expense reimbursements for support services will vary over time based on the particular scope of services provided to it. However, in no case will Brookfield senior investment professionals or Brookfield employees who engage in a senior management or senior supervisory role with respect to these support services be subject to expense reimbursement by Brookfield Renewable, another Brookfield Account and/or portfolio companies in accordance with these provisions.
•Travel Expenses. We will reimburse Brookfield for out-of-pocket travel expenses, including air travel (generally business class), car services, meals and hotels (generally business or luxury class accommodations), incurred in identifying, evaluating, sourcing, researching, structuring, negotiating, acquiring, making, holding, developing, operating, managing, selling or potentially selling, restructuring or otherwise disposing of proposed or actual investments of Brookfield Renewable and/or of Brookfield Accounts in which we are invested (including fees for attendance of industry conferences, the primary purpose of which is sourcing investments), in connection with the formation, marketing, offering and management of Brookfield Renewable and Brookfield Accounts in which we are invested.
•Service Providers. From time to time, our service providers, as well as the service providers of Brookfield Accounts in which we are invested and service providers of portfolio companies, such as deal sourcers, consultants, lenders, brokers, accountants, attorneys and outside directors, may be (or their affiliates may be) Brookfield shareholders, Unitholders and/or sources of investment opportunities and counterparties therein, or may otherwise participate in transactions or other arrangements with us, Brookfield and/or Brookfield Accounts. Furthermore, employees of Brookfield or of portfolio companies have and will in the future have family members employed by service providers (particularly the large, global service providers) of Brookfield, Brookfield Accounts (including Brookfield Renewable) and portfolio companies. These factors create incentives for Brookfield in deciding whether to select such a service provider. Notwithstanding the foregoing, Brookfield will only select a service provider to the extent Brookfield determines that doing so is appropriate for us (or Brookfield Accounts we are invested in or portfolio companies) taking into account applicable facts and circumstances and consistent with Brookfield’s responsibilities under applicable law, provided that, for the avoidance of doubt, Brookfield often will not seek out the lowest-cost option when engaging such service providers as other factors or considerations typically prevail over cost.
In addition, Brookfield, Brookfield Accounts (including Brookfield Renewable) and portfolio companies often engage common providers of goods and/or services. These common providers sometimes provide bulk discounts or other fee discount arrangements, which may be based on an expectation of a certain amount of aggregate engagements by Brookfield, Brookfield Accounts and portfolio companies over a period of time. Brookfield generally extends fee discount arrangements to Brookfield and all Brookfield Accounts and their portfolio companies in a fair and equitable manner.

In certain cases, a service provider (e.g., a law firm) will provide a bulk discount on fees that is applicable only prospectively (within an annual period) once a certain aggregate spending threshold has been met during the relevant annual period. The Brookfield parties that engage the service provider after the aggregate spending threshold has been met will get the benefit of the discount and, as a result, pay lower rates their engagements than the rates paid by Brookfield parties that engaged the same provider prior to the discount being triggered.
The engagement of common providers for Brookfield Accounts and their portfolio companies and the related fee discount arrangements give rise to certain potential conflicts of interest. For example, as a result of these arrangements, Brookfield will face conflicts of interest in determining which providers to engage on behalf of Brookfield Accounts (including Brookfield Renewable) and portfolio companies and when to engage such providers, including an incentive to engage certain providers for Brookfield Accounts (including Brookfield Renewable) and portfolio companies because it will result in the maintenance or enhancement of a discounted fee arrangement that benefits Brookfield, other Brookfield Accounts and their portfolio companies. Notwithstanding these conflicts considerations, Brookfield makes these determinations in a manner that it believes is in the best interests of Brookfield Accounts (including Brookfield Renewable) and portfolio companies taking into account all applicable facts and circumstances.
In the normal course, common providers (e.g., law firms) will staff engagements based on the particular needs of the engagement and charge such staff’s then-applicable rates, subject to any negotiated discounts. While these rates will be the same as the rates such providers would charge Brookfield for the same engagement, Brookfield generally engages providers for different needs than Brookfield Accounts (including Brookfield Renewable) and portfolio companies, and the total fees charged for different engagements are expected to vary.
In addition, as a result of the foregoing, the overall rates paid by Brookfield Renewable, Brookfield Accounts in which we are invested and portfolio companies over a period of time to a common provider could be higher (or lower) than the overall rates paid to the same provider by Brookfield, other Brookfield Accounts and their portfolio companies. Without limitation of the foregoing, conflicts arise with respect to Brookfield’s selection of financial institutions or other third parties to provide services to Brookfield, Brookfield Renewable, Brookfield Accounts in which we are invested and portfolio companies, and with respect to Brookfield’s negotiation of fees payable to such parties. Brookfield has relationships with many financial institutions and other third parties, which may introduce prospective investors, afford Brookfield the opportunity to market its services to certain qualified investors at no additional cost, provide benchmarking analysis or third-party verification of market rates, or provide consulting or other services at favorable or below market rates. Such relationships create incentives for Brookfield to select a financial institution or other third party based on its best interests and not our best interests. For example, in connection with the disposition of a portfolio company, several financial institutions with which Brookfield has pre-existing business relationships may provide valuation services through a bidding process. Although Brookfield will select the financial institution it believes is the most appropriate in the circumstances, the relationships between the financial institution and Brookfield as described herein will have an influence on Brookfield in deciding whether to select such a financial institution to underwrite the disposition, and may influence the financial institution in the terms offered. The cost of the disposition will generally be borne directly or indirectly by Brookfield Renewable (or a Brookfield Account in which we are invested) and creates an incentive for Brookfield to engage such a financial institution over one with which Brookfield has no prior relationship, which could result in worse terms to Brookfield Renewable (or a Brookfield Account in which we are invested) than would be the case absent the conflict.
•Use of Brookfield Arrangements. Brookfield Renewable (and/or Brookfield Accounts in which we are invested) may seek to use a swap, currency conversion, hedging arrangement, line of credit or other financing that Brookfield has in place for its own benefit or the benefit of other Brookfield Accounts. In this cases, Brookfield will pass through the terms of such arrangement to Brookfield Renewable (and/or Brookfield Accounts in which we are invested) as if Brookfield Renewable (or the relevant Brookfield Accounts) had entered into the transaction itself. However, in such cases, we (and/or the relevant Brookfield Accounts) will be exposed to Brookfield’s credit risk since we will not have direct contractual privity with the counterparty. Further, it is possible that Brookfield Renewable (or a Brookfield Account) may have been able to obtain more favorable terms for itself if it had entered into the arrangement directly with the counterparty.

•Utilization of Credit Facilities. Brookfield maintains substantial flexibility in choosing when and how Brookfield Renewable and Brookfield Accounts in which we are invested utilize borrowings under credit facilities. Brookfield generally seeks to utilize long-term financing for Brookfield Accounts in certain circumstances, including (i) to make certain investments, (ii) to make margin payments as necessary under currency hedging arrangements or other derivative transactions, (iii) to fund management fees otherwise payable to Brookfield, and (iv) when Brookfield otherwise determines that it is in the best interests of the Brookfield Account.
In addition, Brookfield Renewable and/or Brookfield Accounts in which we are invested may provide for the repayment of indebtedness and/or the satisfaction of guarantees on behalf of co-investment vehicles in connection with investments made by such vehicles alongside Brookfield Renewable or Brookfield Accounts that we are invested in. Brookfield Renewable or Brookfield Accounts in which we are invested may also use our credit facilities to issue letter of credits in connection with investments that are expected to be, or have been allocated to co-investment vehicles, and the co-investors would be expected to bear their share of any expenses incurred in connection with such letters of credit. However, in each scenario above, certain investors in such vehicles will benefit from such provision for repayment of indebtedness and/or the satisfaction of guarantees even though those investors do not provide the same level of credit support as Brookfield Renewable or the relevant Brookfield Account. In the event any such co-investment vehicle does not satisfy its share of any payment in respect of any such borrowing, Brookfield Renewable or the relevant Brookfield Account will be contractually obligated to satisfy its share even if Brookfield Renewable or the Brookfield Account does not have recourse against such co-investment vehicle. In addition, Brookfield Renewable or a Brookfield Account may provide a guarantee in connection with a potential or existing investment.
•Other Activities of Brookfield and its Personnel. Brookfield and its personnel, including those that play key roles in managing our investment and other affairs (as well as the affairs of Brookfield Accounts that we invest in), spend a portion of their time on matters other than or only tangentially related to Brookfield Renewable and the Brookfield Accounts that we invest in. Their time is also spent on managing investment and other affairs of Brookfield, the Investing Affiliate and other Brookfield Accounts. Among others, the same professionals that are involved in sourcing and executing investments for Brookfield Renewable and Brookfield Accounts in which we are invested are responsible for sourcing and executing investments for Brookfield, the Investing Affiliate and other Brookfield Accounts, and have other responsibilities within Brookfield’s broader asset management business. As a result, Brookfield’s and its personnel’s other responsibilities are expected to conflict with their responsibilities to Brookfield Renewable and the Brookfield Accounts that we invest in. These potential conflicts will be exacerbated in situations where the employees have a greater economic interest (including via incentive compensation or other remuneration) in connection with certain responsibilities or certain accounts relative to other responsibilities and accounts (including Brookfield Renewable and Brookfield Accounts in which we invest), or where there are differences in proprietary investments in certain Brookfield Accounts relative to others (including Brookfield Renewable).
•Determinations of Value. Brookfield will value the assets (and liabilities) of Brookfield Renewable and of Brookfield Accounts in which we invest in good faith in accordance with guidelines prepared in accordance with IFRS or GAAP and internal policies, subject to review by our independent accountants. Valuations are subject to determinations, judgments, projections and opinions, and others (including Unitholders, analysts, investors and other third parties) may disagree with such valuations. Accordingly, the carrying value of an investment may not reflect the price at which the investment could be sold in the market, and the difference between carrying value and the ultimate sales price could be material.
The valuation of investments may affect Brookfield’s entitlement to incentive distributions from Brookfield Renewable and Brookfield Accounts in which we are invested, and/or the ability of Brookfield to fundraise for additional Brookfield Accounts. As a result, in light of business and related dynamics, Brookfield may be incentivized to value the assets of Brookfield Renewable and Brookfield Accounts that we are invested in at higher values that would otherwise be the case. However, as noted above, Brookfield will value the assets of Brookfield Renewable and of Brookfield Accounts in which we invest in good faith in accordance with guidelines prepared in accordance with IFRS or GAAP as well as internal policies, subject to review by our independent accountants.

•Diverse Interests. In certain circumstances, the various types of investors in Brookfield Renewable as well as Brookfield Accounts in which we invest, including Brookfield, have conflicting investment, tax and other interests with respect to their interests. The conflicting interests of particular investors may relate to or arise from, among other things, the nature of investments made by Brookfield Renewable and Brookfield Accounts in which we invest, the structuring of the acquisition, ownership and disposition of investments, the timing of disposition of investments, the transfer or disposition by an investor of its investment, and the manner in which one or more investments are reported for tax purposes. As a consequence, conflicts of interest will arise in connection with Brookfield decisions regarding these matters, which may be adverse to investors in Brookfield Renewable generally (or to Brookfield Renewable in connection with its investments in Brookfield Accounts), or may be more beneficial to certain investors (including Brookfield) over others.
In making investment decisions for Brookfield Renewable or a Brookfield Account in which we are invested, Brookfield will consider the investment and tax objectives of Brookfield Renewable (or the Brookfield Account) as a whole, not the investment, tax or other objectives of any investor individually. However, conflicts may arise if certain investors have objectives that conflict with those of Brookfield Renewable (or the Brookfield Account in which we are invested). In addition, Brookfield may face certain tax risks based on positions taken by Brookfield Renewable or a Brookfield Account in which we are invested, including as a withholding agent. In connection therewith, Brookfield may take certain actions, including withholding amounts to cover actual or potential tax liabilities, that it may not have taken in the absence of such tax risks.
Further, in connection with Brookfield Renewable’s investment activities or the investment activities of a Brookfield Account in which we are invested, we or the Brookfield Account (or portfolio companies) may make contributions to support ballot initiatives, referendums or other legal, regulatory, tax or policy changes that Brookfield believes will ultimately benefit Brookfield Renewable or the Brookfield Account. However, there is no guarantee that any particular Unitholder (or investor in a Brookfield Account) will agree with any such action or would independently choose to financially support such an endeavor. Further, any such changes may have long-term benefits to Brookfield and/or other Brookfield Accounts (in some cases, such benefits may be greater than the benefits to Brookfield Renewable or the Brookfield Account in which we are invested), even though Brookfield or such Brookfield Accounts did not contribute to such initiative or reimburse Brookfield Renewable or the relevant Brookfield Account or portfolio company for the contributions.
•Conflicts with Issuers of Investments. As part of Brookfield’s management and oversight of investments, Brookfield appoints its personnel as directors and officers of portfolio companies of Brookfield Renewable and of Brookfield Accounts in which we invest. In that capacity, these personnel are required to make decisions that Brookfield believes are in the best interests of the portfolio companies, whose interests generally are aligned with Brookfield Renewable and Brookfield Accounts as shareholders in the company. However, in certain circumstances, such as bankruptcy or near insolvency of a portfolio company, decisions and actions that may be in the best interest of the portfolio company may not be in the best interests of Brookfield Renewable and/or Brookfield Accounts. Accordingly, in these situations, there may be a conflict of interest between Brookfield personnel’s duties as officers of Brookfield and their duties as directors or officer of the portfolio company. Similar conflicts considerations will arise in connection with Brookfield employees that are transferred and/or seconded to provide services to portfolio companies in the normal course. See “Transfers and Secondment of Employees” above.
OTHER CONFLICTS
•Performance-Based Compensation. Brookfield’s entitlement to performance-based compensation from Brookfield Renewable and Brookfield Accounts in which we invest could incentivize Brookfield to make investments on behalf of Brookfield Renewable and such Brookfield Accounts that are riskier or more speculative than it would otherwise make in the absence of such performance-based compensation. In addition, Brookfield is generally taxed at preferable tax rates applicable to long-term capital gains on its performance-based compensation with respect to investments that have been held by Brookfield Renewable (or a Brookfield Account in which we are invested) for more than three years. These and similar laws applicable to the tax treatment of performance-based compensation could incentivize Brookfield to hold partnership and Brookfield Accounts’ investments longer than it otherwise would.

•Calculation Errors. Brookfield could, from time to time, make errors in determining amounts due to Brookfield and/or Brookfield Accounts from Brookfield Renewable and Brookfield Accounts in which we are invested (including amounts owed in respect of management fees, performance-based compensation, and Affiliate Services). When such an error that disadvantaged Brookfield Renewable or a Brookfield Account in which we are invested is discovered, Brookfield will make Brookfield Renewable (or the Brookfield Account) whole for such excess payment or distribution based on the particular situation, which may involve a return of distributions or fees or a waiver of future distributions or fees, in each case in an amount necessary to reimburse Brookfield Renewable (or the Brookfield Account) for such over-payment. In such cases, Brookfield will determine whether to pay interest to Brookfield Renewable (or the Brookfield Account) based on the facts and circumstances of the error, and generally does not expect to pay interest when the amounts in question are determined by Brookfield to be immaterial and/or when the error is corrected promptly. When an error that advantages Brookfield Renewable or a Brookfield Account in which we are invested is discovered, Brookfield will correct such underpayment by causing Brookfield Renewable (or the Brookfield Account) to make additional payments or distributions, as applicable; however, Brookfield Renewable (or the Brookfield Account) will not be charged interest in connection with any such underpayment.
•Structuring of Investments and Subsidiaries. Brookfield is the largest Unitholder in Brookfield Renewable and is entitled to receive management fees and other compensation from Brookfield Renewable. As a result, Brookfield will take its interests into account structuring Brookfield Renewable’s investments and other operations, while also taking into account the interests of Brookfield Renewable as a whole.
•Restrictions on Brookfield Renewable’s Activities. Brookfield is subject to certain protocols, obligations and restrictions in managing Brookfield Renewable and Brookfield Accounts in which we invest, including conflicts-management protocols, aggregated regulatory reporting obligations and other regulatory restrictions such as real estate investment trust affiliate rules and regulations (which also apply with respect to certain Brookfield businesses that are separated by an information barrier, including PSG and Oaktree (in each case, as defined and described above)) and certain investment-related restrictions, which could in certain situations have an adverse effect on Brookfield Renewable.
•Transactions with Investors. In light of the breadth of Brookfield’s operations and its significant institutional investor base, including investors that pursue investment programs and operations similar to Brookfield’s, Brookfield and Brookfield Accounts (including Brookfield Renewable) from time to time engage in transactions with prospective and actual investors in Brookfield Renewable and other Brookfield Accounts, including sales of assets to (and purchases of assets from) such investors as well as joint ventures, strategic partnerships and other arrangements. Such transactions may be entered into prior to, in connection with or after an investor’s investment in Brookfield Renewable or a Brookfield Account. While Brookfield always seeks to act in its and Brookfield Accounts’ best interests, these transactions could result in significant benefits to such investors (as well as to Brookfield and Brookfield Accounts).
•Possible Future Activities. Brookfield expects to expand the range of services that it provides over time. Except as provided herein, Brookfield will not be restricted in the scope of its business or in the performance of any services (whether now offered or undertaken in the future) even if such activities could give rise to conflicts of interest, and whether or not such conflicts are described herein. Brookfield has, and will continue to develop, relationships with a significant number of companies, financial sponsors and their senior managers, including relationships with companies that may hold or may have held investments similar to those that have been (or are intended to be) made by us and Brookfield Accounts that we are invested in as well as companies that compete with our direct and indirect investments. These companies may themselves represent appropriate investment opportunities for us or Brookfield Accounts in which we are invested or may compete with us for investment opportunities and other business activities.
RESOLUTION OF CONFLICTS
•Resolution of Conflicts Generally. As noted above, Brookfield acts in good faith to resolve all potential conflicts in a manner that it believes is fair and equitable and in the best interests of its clients taking into account the facts and circumstances known to it at the time. However, there can be no assurance that any recommendation or determination made by Brookfield will be most beneficial or favorable to us or a

Brookfield Account in which we are invested, or would not have been different if additional information were available to Brookfield. Potential conflicts of interest generally will be resolved in accordance with the principles summarized herein and in accordance with conflicts protocols, guidelines and principles that have been approved by our Managing General Partner’s independent directors (the “Conflicts Protocols”). Such Conflicts Protocols were put in place in recognition of the benefit to Brookfield Renewable of our relationship with Brookfield and our intent to seek to maximize the benefits from this relationship. The Conflicts Protocols generally provides for potential conflicts to be resolved on the basis of transparency and, in certain circumstances, third-party validation and approvals. Addressing conflicts of interest is difficult and complex, and it is not possible to predict all of the types of conflicts that may arise. Accordingly, the Conflicts Protocols focuses on addressing the principal activities that are expected to give rise to potential or actual conflicts of interest, including our investment activities, our participation in Brookfield Accounts, transactions with Brookfield (and Brookfield Accounts), and engagements of Brookfield affiliates (or of us by Brookfield Accounts), including engagements for operational services entered into between underlying operating entities.
•Brookfield Conflicts Committee. Brookfield has formed a conflicts committee (the “Conflicts Committee”) that reviews Brookfield’s resolution of potential and actual conflicts situations that arise in the normal course of managing Brookfield’s business activities. Brookfield’s Conflicts Committee is intended to provide review and analysis, and ensure appropriate resolution, of these conflicts considerations. However, there can be no assurance that Brookfield will timely identify and present potential conflicts of interest to its Conflicts Committee. In addition, the Conflicts Committee is comprised of senior management of Brookfield and, as a result: (i) such representatives are themselves subject to conflicts of interest considerations and (ii) there can be no assurance that any determinations made by the Conflicts Committee will be favorable to Brookfield Renewable and/or Brookfield Accounts in which we are invested. The Conflicts Committee will act in good faith to resolve potential conflicts of interest in a manner that is fair and balanced, taking into account the facts and circumstances known to it at the time. However, there is no guarantee that the Conflicts Committee will make the decision that is most beneficial to Brookfield Renewable or a Brookfield Account in which we are invested or that the conflicts committee would not have reached a different decision if additional information were available to it.
The foregoing list of potential and actual conflicts of interest is not a complete enumeration or explanation of the conflicts attendant to an investment in Brookfield Renewable. Additional conflicts may exist, including those that are not presently known to Brookfield or are deemed immaterial. In addition, as Brookfield’s activities and the investment programs of Brookfield Renewable and Brookfield Accounts in which we invest change over time, an investment in Brookfield Renewable may be subject to additional and different actual and potential conflicts of interest. Additional information regarding Brookfield is set forth in Brookfield’s Form ADV, which prospective investors should review prior to purchasing units and current investors should review on an annual basis. Brookfield’s Form ADV is available upon request or on the SEC’s website at www.adviserinfo.sec.gov. Prospective investors should consult with their own advisers regarding the possible implications on their investment in Brookfield Renewable of the conflicts of interest described herein.
See Item 3.D. “Key Information — Risk Factors - Risks Relating to Our Relationship with Brookfield - Our organizational and ownership structure, as well as our contracted arrangements with Brookfield, may create significant conflicts of interest that may be resolved in a manner that is not in the best interests of Brookfield Renewable or the best interests of our Unitholders.”
As noted above, activities and transactions that give rise to potential conflicts of interests between Brookfield Renewable, our Unitholders and Brookfield Accounts in which we invest, on the one hand, and Brookfield and other Brookfield Accounts, on the other hand, generally will be resolved in accordance with the principles summarized herein, Brookfield’s conflicts management policies and guidelines, and the Conflicts Protocols of Brookfield Renewable. The Conflicts Protocols were put in place in recognition of the benefit to Brookfield Renewable of our relationship with Brookfield and our intent to seek to maximize the benefits from this relationship, and generally provides for potential conflicts to be resolved on the basis of transparency and, where applicable, third party validation and approvals. Addressing conflicts of interest is complex, and it is not possible to predict all of the types of conflicts that may arise over time. Accordingly, the policy focuses on addressing the principal activities that give rise to potential and/or actual conflicts of interests, including our investment activities, our participation in

Brookfield Accounts, transactions with Brookfield (and Brookfield Accounts), and engagements of Brookfield affiliates (or of us by Brookfield Accounts), including engagements for operational services entered into between underlying operating entities. Our Conflicts Protocols may be amended from time to time at the discretion of the Managing General Partner's independent directors. Prospective investors are encouraged to seek the advice of independent legal counsel in evaluating the conflicts involved in an investment in our Units and our operation.
Pursuant to our Conflicts Protocols, certain conflicts of interest do not require the approval of the Managing General Partner’s independent directors provided they are addressed in accordance with pre-approved parameters, while other conflicts require the specific approval of the Managing General Partner’s independent directors. Among others, the Managing General Partner is required to seek the prior approval of the independent directors for the following matters / activities:
•subject to certain exceptions, acquisitions by us from, and dispositions by us to, Brookfield and Brookfield Accounts;
•acquisitions whereby Brookfield Renewable and Brookfield are purchasing different assets as part of a single transaction;
•investing in a Brookfield Account;
•the dissolution of BEP or BRELP;
•any material amendment to our Master Services Agreement, the Relationship Agreement, the Amended and Restated Limited Partnership Agreement of BRELP or the Amended and Restated Limited Partnership Agreement of BEP;
•subject to certain exceptions, any material service agreement or other arrangement pursuant to which Brookfield will be paid a fee, or other consideration other than any agreement or arrangement contemplated by our Master Services Agreement;
•determinations regarding the payment of fees in the LP units of BEP or limited partnership units of BRELP or the deferral of the incentive distribution (see Item 7.B “Related Party Transactions — Incentive Distributions”);
•termination of, or any determinations regarding indemnification under, our Master Services Agreement or determinations regarding indemnification under the Amended and Restated Limited Partnership Agreement of BRELP or the Amended and Restated Limited Partnership Agreement of BEP; and
•subject to certain exceptions, other material transactions involving us and Brookfield.
Pursuant to the Conflicts Protocols, the independent directors have granted, and may in the future grant additional, prior approvals for certain transactions and/or activities that involve conflicts of interest, including any of the transactions listed above, in the form of general guidelines, policies or procedures that must be followed in connection with such transactions and/or matters, and in which case no further special approval will be required in connection with a particular transaction or matter permitted thereby, provided such transactions or matters are conducted in accordance with the pre-approved guidelines, policies or procedures.
In certain circumstances, these transactions may be related party transactions for the purposes of, and subject to certain requirements of, Canadian Multilateral Instrument 61-101—Protection of Minority Securityholders in Special Transactions (“MI 61-101”). MI 61-101 provides a number of circumstances in which a transaction between an issuer and a related party may be subject to valuation and minority approval requirements. An exemption from such requirements is available when the fair market value of the transaction is not more than 25% of the market capitalization of the issuer. BEP has been granted exemptive relief from the requirements of MI 61-101 that, subject to certain conditions, permits it to be exempt from the minority approval and valuation requirements for transactions that would have a value of less than 25% of BEP’s market capitalization, if Brookfield’s indirect equity interest in BEP, which is held in the form of Redeemable/Exchangeable partnership units, and the outstanding BEPC exchangeable shares, are included in the calculation of BEP’s market capitalization. As a result, the 25% threshold, above which the minority approval and valuation requirements apply, is increased to include the indirect interest in BEP held by Brookfield in the form of Redeemable/Exchangeable partnership units and the BEPC exchangeable shares that may be outstanding from time to time. BEP has also been granted relief from the requirements of MI

61-101 for any related party transactions of BEP with BEPC or any of BEPC’s subsidiaries, and BEPC has been granted relief from the requirements of MI 61-101 for any related party transactions of BEPC with BEP or any of its subsidiaries.
In addition, our Conflicts Protocols provide that acquisitions that are carried out jointly by us and Brookfield, or in the context of a Brookfield Accounts that we participate in, be carried out on the basis that the consideration paid by us be no more, on a per share or proportionate basis, than the consideration paid by Brookfield or other participants, as applicable. The Conflicts Protocols also provide that any fees or carried interest payable in respect of our proportionate investment, or in respect of an acquisition made solely by us, must be credited in the manner contemplated by our Master Services Agreement and the Amended and Restated Limited Partnership Agreement of BRELP, where applicable, or that such fees or carried interest must either have been negotiated with another arm’s-length participant or otherwise demonstrated to be on market terms. The Conflicts Protocols also provide that in transactions involving (i) an acquisition by us of an asset from Brookfield, or (ii) the purchase by us and Brookfield of different assets, a fairness opinion or a valuation or appraisal by a qualified expert be obtained, confirming that the consideration paid by us is fair from a financial point of view. These requirements are in addition to any disclosure, approval and valuation requirements that may arise under applicable law.
CONFLICTS OF INTEREST WITH BEPC
In order to effect the special distribution of BEPC exchangeable shares, BEPC acquired certain United States, Colombian and Brazilian operations from the partnership. In addition, a number of agreements and arrangements described above are being entered into between BEPC and the partnership to create BEPC, while keeping it as a part of Brookfield Renewable. Given Brookfield Renewable’s ownership structure, the rationale for the formation of BEPC and because each BEPC exchangeable share is structured with the intention of providing an economic return equivalent to one LP unit, Brookfield Renewable expects that the interests of BEPC and the partnership will typically be aligned.
However, conflicts of interest might arise between BEPC, on the one hand, and the partnership, on the other hand. In order to assist BEPC in addressing such conflicts, the BEPC board includes a non-overlapping director. Eleazar de Carvalho Filho currently serves as the non-overlapping member of the BEPC board. Mr. de Carvalho Filho has served on the board of directors of the Managing General Partner since November 2011 and resigned from such board of directors prior to the special distribution. During the 12 month period following the special distribution, if BEPC considers a related party transaction in which the partnership is an interested party within the meaning of MI 61-101, Mr. de Carvalho Filho will not be considered an independent director under MI 61-101 for purposes of serving on a special committee to consider such transaction. As with conflicts between BEPC and Brookfield, potential conflicts will be approached in a manner that (i) is fair and balanced taking into account the facts and circumstances known at the time, (ii) complies with applicable law, including, for example, independent approvals and advice or validation, if required in the circumstances (iii) supports and reinforces BEPC’s ownership structure, the rationale for the formation of BEPC and the economic equivalence between the BEPC exchangeable shares and the LP units. BEPC and the partnership will not generally consider it a conflict for BEPC and the partnership to form part of Brookfield Renewable, including participating in acquisitions together, or to complete transactions contemplated by the agreements entered into prior to closing of the special distribution.
See Item 3.D. “Key Information — Risk Factors — Risks Relating to Our Relationship with Brookfield”.
Other Related Party Transactions
The $400 million committed unsecured revolving credit facility provided by Brookfield has been extended for one year to December 2021. The pricing terms of this credit facility were also amended. Canadian dollar borrowings bear interest at the Canadian prime rate plus 80 basis points, or the Canadian bankers acceptance rate plus 180 basis points, as applicable. U.S. dollar borrowings bear interest at LIBOR plus 180 basis points or at the U.S. base rate plus 80 basis points, as applicable.
As at December 31, 2020, there were no draws on the committed unsecured revolving credit facility provided by Brookfield Asset Management. During the year, Brookfield Asset Management also placed $325 million on deposit with Brookfield Renewable. The interest expense on the deposit and draws from the credit facility for the year ended December 31, 2020 totaled less than $1 million (2019: $6 million).

RELATIONSHIP WITH BEPC
Each BEPC exchangeable share is structured with the intention of providing an economic return equivalent to one LP unit (subject to adjustment to reflect certain capital events), including identical dividends on a per share basis as are paid on each LP unit, and is exchangeable at the option of the holder for one LP unit (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of BEPC). The partnership and BEPC expect that the market price of BEPC exchangeable shares will be impacted by the market price of the LP units and the combined business performance of our group as a whole. The partnership holds a 75% voting interest in BEPC through its holding of class B shares and owns all of the class C shares, which entitle the partnership to all of the residual value in BEPC after payment in full of the amount due to holders of BEPC exchangeable shares and class B shares and subject to the prior rights of holders of BEPC preferred shares.
Credit Support
Certain subsidiaries of BEPC fully and unconditionally guarantee (i) any and all present and future unsecured debt securities issued by Finco, in each case as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture under which such securities are issued, (ii) all present and future senior preferred shares of BRP Equity as to the payment of dividends when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BRP Equity, (iii) from time to time, certain of BEP’s preferred units, as to payment of distributions when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of the partnership, and (iv) the obligations of the partnership under all present and future bilateral credit facilities established for the benefit of our group.
Subscription Agreement
BEPC has entered or will enter into subscription agreements with the partnership from time to time, pursuant to which BEPC has or will subscribe for such number of LP units necessary to satisfy its obligations in respect of requests for exchange made by holders of BEPC exchangeable shares, as and when they arise, or a redemption of BEPC exchangeable shares by BEPC, in each case at a price per LP unit equal to the NYSE closing price of one LP unit on the date that the applicable request for exchange is received by BEPC’s transfer agent, or the NYSE closing price of one LP unit on the trading day immediately preceding the announcement of a redemption, as the case may be.
Subordinated Credit Facilities
BEPC has entered into two credit agreements with the partnership, one as borrower and one as lender (the “Subordinated Credit Facilities”), each providing for a ten-year revolving $1.75 billion credit facility to facilitate the movement of cash within our group. One credit facility permits BEPC to borrow up to $1.75 billion from the partnership and the other constitutes an operating credit facility that permits the partnership to borrow up to $1.75 billion from BEPC.
The Subordinated Credit Facilities are available in U.S. or Canadian dollars, and advances are made by way of LIBOR, base rate, bankers’ acceptance rate or prime rate loans. In addition, each credit facility contemplates potential deposit arrangements pursuant to which the lender thereunder would, with the consent of a borrower, deposit funds on a demand basis to such borrower’s account at a reduced rate of interest.
Any amendment, modification or waiver to such credit agreements that would reasonably be expected to adversely impact the applicable borrower’s ability to use the applicable credit facility for the purpose of making distributions to BEPC, and as a result, the economic equivalence of a BEPC exchangeable share with a LP unit, requires the affirmative vote of holders of a majority of the outstanding BEPC exchangeable shares not held by Brookfield or its affiliates, voting as a class or, in the event that there is more than one non-overlapping director, the approval of a majority of such non-overlapping directors.
Equity Commitment Agreement
The partnership provides to BEPC an equity commitment in the amount of $1 billion pursuant to an equity commitment agreement (the “Equity Commitment Agreement”). The equity commitment may be called by BEPC in exchange for the issuance of a number of class C shares to the partnership, corresponding to the amount of the equity commitment called divided by the volume-weighted average of the trading price for one BEPC exchangeable share on the principal stock exchange on which BEPC exchangeable shares are listed for the five (5) days immediately preceding the date of the call. The equity commitment is available in minimum amounts of $10 million and the amount available under the equity commitment will be reduced permanently by the amount so called. Before funds may be called on the equity commitment, a number of conditions precedent must be met, including that the partnership continues to control BEPC and has the ability to elect a majority of the BEPC board.
Pursuant to the Equity Commitment Agreement, BEP covenants and agrees that it will not declare or pay any distribution on the LP units if on such date BEPC does not have sufficient funds or other assets to enable the declaration and payment of an equivalent dividend on the BEPC exchangeable shares.
Any amendment, modification or waiver to the Equity Commitment Agreement that would reasonably be expected to impact the economic equivalence of a BEPC exchangeable share with a LP unit requires the affirmative vote of holders of a majority of the outstanding BEPC exchangeable shares not held by Brookfield or its affiliates, voting as a class or, in the event that there is more than one non-overlapping director, the approval of a majority of such non-overlapping directors. The equity commitment will terminate in the event that all of the outstanding BEPC exchangeable shares are held by Brookfield, the partnership, or their controlled affiliates.
BEPC Voting Agreements
Brookfield and the partnership have determined that it is desirable for BEPC to have control over certain of the partnership’s entities through which the partnership holds its interest in its operating subsidiaries. Accordingly, BEPC has entered into voting agreements (“BEPC Voting Agreements”) to provide BEPC with voting rights over such entities.
Pursuant to the BEPC Voting Agreements, voting rights with respect to any of the applicable entities will be voted in accordance with the direction of BEPC with respect to certain matters, including: (i) the election of directors; (ii) any sale of all or substantially all of its assets; (iii) any merger, amalgamation, consolidation, business combination or other material corporate transaction, except in connection with any internal reorganization that does not result in a change of control; (iv) any plan or proposal for a complete or partial liquidation or dissolution, or any reorganization or any case, proceeding or action seeking relief under any existing laws or future laws relating to bankruptcy or insolvency; (v) any amendment to its governing documents; or (vi) any commitment or agreement to do any of the foregoing.
Conflicts of Interest
Given our group’s ownership structure, the rationale for the formation of BEPC and because each BEPC exchangeable share is structured with the intention of providing an economic return equivalent to one LP unit, our group expects that the interests of BEPC and the partnership will typically be aligned.
However, conflicts of interest might arise between BEPC, on the one hand, and the partnership, on the other hand. In order to assist BEPC in addressing such conflicts, the BEPC board of directors includes a non-overlapping director. Eleazar de Carvalho Filho currently serves as the non-overlapping member of the BEPC board of directors. Mr. de Carvalho Filho previously served on the board of directors of the Managing General Partner since November 2011 and resigned from such board of directors shortly prior to the completion of the Special Distribution. Until July 30, 2021, if BEPC considers a related party transaction in which BEP is an interested party within the meaning of MI 61-101, Mr. de Carvalho Filho will not be considered an independent director under MI 61-101 for purposes of serving on a special committee to consider such transaction. As with conflicts between BEPC and Brookfield, potential conflicts will be approached in a manner that (i) is fair and balanced taking into account the facts and circumstances known at the time, (ii) complies with applicable law, including, for example, independent approvals and advice or validation, if required in the circumstances (iii) supports and reinforces BEPC’s ownership structure, the rationale for the formation of BEPC and the economic equivalence between the BEPC exchangeable shares and LP units. BEPC and BEP will not generally consider it a conflict for BEPC and the partnership to form part of our group, including participating in acquisitions together, or to complete transactions contemplated by the agreements entered into prior to closing of the Special Distribution.

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
See also the information contained in this Form 20-F under Item 3.D “Risk Factors — Risks Relating to Our Relationship with Brookfield”, Item 6.A “Directors and Senior Management”, Item 6.C “Board Practices” and Item 7.B “Related Party Transactions”.
Formation and Duration
BEP is a Bermuda exempted limited partnership registered under the Bermuda Partnership Acts. BEP has a perpetual existence and will continue as a limited liability partnership unless it is terminated or dissolved in accordance with the Amended and Restated Limited Partnership Agreement of BEP. BEP’s interests consist of our LP units and Preferred Units, which represent limited partnership interests in BEP, and any additional partnership interests representing limited partnership interests that we may issue in the future as described below under “— Issuance of Additional Partnership Interests”.
Nature and Purpose
Under section 2.2 of the Amended and Restated Limited Partnership Agreement of BEP, the purpose of BEP is to: acquire and hold interests in BRELP and, subject to the approval of the Managing General Partner, any other subsidiary of BEP; engage in any activity related to the capitalization and financing of Brookfield Renewable’s interests in such entities; and engage in any other activity that is incidental to or in furtherance of the foregoing and that is approved by the Managing General Partner and that lawfully may be conducted by a limited partnership organized under the Bermuda Partnership Acts and the Amended and Restated Limited Partnership Agreement of BEP.
Management
As required by law, the Amended and Restated Limited Partnership Agreement of BEP provides for the management and control of BEP by a general partner, being the Managing General Partner. The Managing General Partner will exercise its powers and carry out its functions honestly and in good faith and the Managing General Partner will exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, in each case, subject to, and after taking into account, the terms and conditions of the Relationship Agreement, our Master Services Agreement and the Conflicts Protocols. Except as set out in the Amended and Restated Limited Partnership Agreement of BEP, the Managing General Partner has no additional duty to propose or approve any conduct of BEP, and may decline to propose or approve such conduct free of any additional duty (including fiduciary duty). The Managing General Partner shall not be in breach of any duty to BEP if it takes actions permitted by the Amended and Restated Limited Partnership Agreement of BEP, the Relationship Agreement, our Master Services Agreement or the Conflicts Protocols.
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
Subject to earlier redemption at BEP's option in connection with certain ratings events and changes in tax law, the Series 17 Preferred Units will not be redeemable by BEP prior to March 31, 2025.  On or after March 31, 2025, BEP may redeem for cash the Series 17 Preferred Units at $25 per Series 17 Preferred Unit, together with all accrued and unpaid distributions up to but excluding the date of payment or distribution. The Series 17 Preferred Units do not have a fixed maturity date and are not redeemable at the option of the Series 17 Preferred Unitholders. The Series 17 Preferred Units are not guaranteed by the Preferred Unit Guarantors, or by any other subsidiary of BEP.
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
On January 31 in every fifth year after January 31, 2021, BEP may redeem for cash the Series 7 Preferred Units at C$25 per Series 7 Preferred Unit, together with all accrued and unpaid distributions up to but excluding the date of payment or distribution.  Holders of the Series 7 Preferred Units will have the right, at their option, to reclassify their Series 7 Preferred Units into Series 8 Preferred Units, subject to certain conditions, on January 31, 2021 and on January 31 every five years thereafter. The Series 7 Preferred Units do not have a fixed maturity date and are not redeemable at the option of the Series 7 Preferred Unitholders.
BEP may redeem for cash the Series 5 Preferred Units at C$25.25 per Series 5 Preferred Unit if redeemed on or after April 30, 2021, and C$25 per Series 5 Preferred Unit if redeemed on or after April 30, 2022, in each case together with all accrued and unpaid dividends up to but excluding the date fixed for redemption (less any tax required to be deducted and withheld by BEP). The Series 5 Preferred Units do not have a fixed maturity date and are not redeemable at the option of the Series 5 Preferred Unitholders.
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
By accepting an LP unit or Preferred Unit for transfer in accordance with the Amended and Restated Limited Partnership Agreement of BEP, each transferee will be deemed to have:
•executed the Amended and Restated Limited Partnership Agreement of BEP and become bound by the terms thereof;
•granted an irrevocable power of attorney to the Managing General Partner or the liquidator of BEP and any officer thereof to act as such partner’s agent and attorney-in-fact to execute, swear to, acknowledge, deliver, file and record in the appropriate public offices (i) all agreements, certificates, documents and other instruments relating to the existence or qualification of BEP as an exempted limited partnership (or a partnership in which the limited partners have limited liability) in Bermuda and in all jurisdictions in which BEP may conduct activities and affairs or own property; any amendment, change, modification or restatement of the Amended and Restated Limited Partnership Agreement of BEP, subject to the requirements of the Amended and Restated Limited Partnership Agreement of BEP; the dissolution and liquidation of BEP; the admission, withdrawal of any partner of BEP or any capital contribution of any partner of BEP; the determination of the rights, preferences and privileges of any class or series of Units of BEP; and any tax election with any limited partner or general partner on our behalf or on behalf of any limited partner or the general partner, and (ii) subject to the requirements of the Amended and Restated Limited Partnership Agreement of BEP, all ballots, consents, approvals, waivers, certificates, documents and other instruments necessary or appropriate, in the sole discretion of the Managing General Partner or the liquidator of BEP, to make, evidence, give, confirm or ratify any voting consent, approval, agreement or other action that is made or given by BEP’s partners or is consistent with the terms of the Amended and Restated Limited Partnership Agreement of BEP or to effectuate the terms or intent of the Amended and Restated Limited Partnership Agreement of BEP;
•made the consents and waivers contained in the Amended and Restated Limited Partnership Agreement of BEP; and
•ratified and confirmed all contracts, agreements, assignments and instruments entered into on behalf of BEP in accordance with the Amended and Restated Limited Partnership Agreement of BEP, including the granting of any charge or security interest over the assets of BEP and the assumption of any indebtedness in connection with the affairs of BEP.
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
Distributions
Subject to the rights of holders of Class A Preferred Units to receive cumulative preferential cash distributions in accordance with the terms of a series of Class A Preferred Units, distributions to partners of BEP will be made only as determined by the Managing General Partner in its sole discretion. However, the Managing General Partner will not be permitted to cause BEP to make a distribution (i) if it does not have sufficient cash on hand to make the distribution, (ii) if the distribution would render it insolvent or (iii) if, in the opinion of the Managing General Partner, the distribution would leave it with insufficient funds to meet any future or contingent obligations or if the distribution would contravene the Bermuda Partnership Acts. In addition, BEP will not be permitted to make a distribution on our LP units unless all accrued distributions have been paid in respect of the Class A Preferred Units, and all other units of BEP ranking prior to or on a parity with the Class A Preferred Units with respect to the payment of distributions.
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
Holders of the Series 7 Preferred Units are entitled to receive a cumulative quarterly fixed distribution at a rate of 5.50% annually for the period ending January 31, 2026. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the 5 year Government of Canada bond yield plus 4.47%, and (ii) 5.50%. Holders of Series 7 Preferred Units will have the right to reclassify their Series 7 Preferred Units, subject to certain conditions, into Series 8 Preferred Units. Holders of the Series 8 Preferred Units will be entitled to receive a cumulative quarterly floating distribution at a rate equal to the 90 day Canadian Treasury Bill yield plus 4.47%.
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
However, any gain for Canadian tax purposes allocated by BRELP to BEP in respect of the disposition of the common shares of NA Holdco by BRELP, will be allocated for Canadian tax purposes firstly, in respect of any LP units held by Brookfield that were acquired on the exchange of Redeemable/Exchangeable partnership units, such portion of the gain, if any, that would otherwise have been allocated for Canadian tax purposes to Brookfield in respect of the Redeemable/Exchangeable partnership units on the assumption that such units had not been exchanged for LP units and remained Redeemable/Exchangeable partnership units, shall be allocated pro rata to Brookfield in respect of our LP units acquired on the exchange of Redeemable/Exchangeable partnership units, and secondly, the remaining portion of the gain, if any, shall be allocated to LP unitholders on a per LP unit basis excluding: (i) LP units owned by Brookfield immediately after November 28, 2011; and (ii) LP units acquired by Brookfield pursuant to the Redemption-Exchange Mechanism. The foregoing summary, to the extent it states matters of Canadian or U.S. tax law or legal conclusions, is qualified in its entirety by the sections in this Form 20-F under Item 10.E entitled “Certain Material Canadian Federal Income Tax Considerations” and “Certain Material U.S. Federal Income Tax Considerations”.
Limited Liability
Assuming that a limited partner does not participate in the control or management of BEP or conduct the affairs of, sign or execute documents for or otherwise bind BEP within the meaning of the Bermuda Partnership Acts and otherwise acts in conformity with the provisions of the Amended and Restated Limited Partnership Agreement of BEP, such partner’s liability under the Bermuda Partnership Acts and the Amended and Restated Limited Partnership Agreement of BEP will be limited to the amount of capital such partner is obligated to contribute to BEP for its limited partner interest plus its share of any undistributed profits and assets, except as described below.
If it were determined, however, that a limited partner was participating in the control or management of BEP or conducting the affairs of, signing or executing documents for or otherwise binding BEP (or purporting to do any of the foregoing) within the meaning of the Bermuda Partnership Acts, such limited partner would be liable as if it were a general partner of BEP in respect of all debts of BEP incurred while that limited partner was so acting or purporting to act. Neither the Amended and Restated Limited Partnership Agreement of BEP nor the Bermuda Partnership Acts specifically provides for legal recourse against the Managing General Partner if a limited partner were to lose limited liability through any fault of the Managing General Partner. While this does not mean that a limited partner could not seek legal recourse, we are not aware of any precedent for such a claim in Bermuda case law.

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
Amendments to the Amended and Restated Limited Partnership Agreements of BEP for Preferred Unit Issuances
On November 25, 2015, the first amended and restated limited partnership agreement of BEP, dated November 20, 2011, was amended and restated to permit the authorization and issuance of Preferred Units and authorize and create the Class A Preferred Units, the Series 7 Preferred Units and the Series 8 Preferred Units. On the same date, BEP issued 7 million Series 7 Preferred Units and acquired 7 million BRELP Series 7 Preferred Units.
On February 11, 2016, the second amended and restated limited partnership agreement of BEP, dated November 25, 2015 was amended and restated to authorize and create the Series 5 Preferred Units. On the same date, BEP issued 2,885,496 Series 5 Preferred Units and acquired 2,885,496 BRELP Series 5 Preferred Units.
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
On July 28, 2020, the Amended and Restated Limited Partnership Agreement of BEP was further amended to provide that the federal district courts of the United States shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act.
Prohibited Amendments
No amendment may be made to the Amended and Restated Limited Partnership Agreement of BEP that would:

(i)enlarge the obligations of any limited partner without its consent, except that any amendment that would have a material adverse effect on the rights or preferences of any class of partnership interests in relation to other classes of partnership interests may be approved by at least a majority of the type or class of partnership interests so affected; or
(ii)enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by BEP to the Managing General Partner or any of its affiliates without the consent of the Managing General Partner, which may be given or withheld in its sole discretion.
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
No Limited Partner Approval
Subject to applicable law, the Managing General Partner may generally make amendments to the Amended and Restated Limited Partnership Agreement of BEP without the approval of any limited partner to reflect:
•a change in the name of BEP, the location of BEP’s registered office, or BEP’s registered agent;
•the admission, substitution or withdrawal of partners in accordance with the Amended and Restated Limited Partnership Agreement of BEP;
•a change that the Managing General Partner determines is reasonable and necessary or appropriate for BEP to qualify or to continue BEP’s qualification as an exempted limited partnership under the laws of Bermuda or a partnership in which the limited partners have limited liability under the laws of any jurisdiction or is necessary or advisable in the opinion of the Managing General Partner to ensure that BEP will not be treated as an association taxable as a corporation or otherwise taxed as an entity for tax purposes;
•an amendment that the Managing General Partner determines to be necessary or appropriate to address certain changes in tax regulations, legislation or interpretation;
•an amendment that is necessary, in the opinion of our counsel, to prevent BEP or the Managing General Partner or its directors or officers from in any manner being subjected to the provisions of the Investment Company Act or similar legislation in other jurisdictions;
•an amendment that the Managing General Partner determines in its sole discretion to be necessary or appropriate for the creation, authorization or issuance of any class or series of partnership interests or options, rights, warrants or appreciation rights relating to partnership securities;
•any amendment expressly permitted in the Amended and Restated Limited Partnership Agreement of BEP to be made by the Managing General Partner acting alone;
•any amendment that, in the sole discretion of the Managing General Partner, is necessary or appropriate to reflect and account for the formation by BEP of, or its investment in, any partnership, association, body corporate or other entity, as otherwise permitted by the Amended and Restated Limited Partnership Agreement of BEP;
•a change in BEP’s fiscal year and related changes; or
•any other amendments substantially similar to any of the matters described directly above.
In addition, the Managing General Partner may make amendments to the Amended and Restated Limited Partnership Agreement of BEP without the approval of any limited partner if those amendments, in the discretion of the Managing General Partner:
•do not adversely affect BEP’s limited partners considered as a whole (including any particular class of partnership interests as compared to other classes of partnership interests) in any material respect;

•are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion or binding directive, order, ruling or regulation of any governmental agency or judicial authority;
•are necessary or appropriate to facilitate the trading of our LP units or Preferred Units or to comply with any rule, regulation, guideline or requirement of any securities exchange on which our LP units or Preferred Units are or will be listed for trading;
•are necessary or appropriate for any action taken by the Managing General Partner relating to splits or combinations of LP units or Preferred Units made in accordance with the provisions of the Amended and Restated Limited Partnership Agreement of BEP; or
•are required to effect the intent of the provisions of the Amended and Restated Limited Partnership Agreement of BEP or are otherwise contemplated by the Amended and Restated Limited Partnership Agreement of BEP.
Opinion of Counsel and Limited Partner Approval
The Managing General Partner will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners if one of the amendments described above under “— No Limited Partner Approval” should occur. No other amendments to the Amended and Restated Limited Partnership Agreement of BEP will become effective without the approval of holders of at least 90% of our LP units, unless BEP obtains an opinion of counsel to the effect that the amendment will not cause BEP to be treated as an association taxable as a corporation or otherwise taxable as an entity for tax purposes (provided that for U.S. tax purposes the Managing General Partner has not made the election described below under “— Election to be Treated as a Corporation”) or affect the limited liability under the Bermuda Partnership Acts of any of BEP’s limited partners.
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
The Amended and Restated Limited Partnership Agreement of BEP permits an interested party to sell investments to, purchase assets from, vest assets in and enter into any contract, arrangement or transaction with BEP, BRELP, any of the Holding Entities, any operating entity or any other holding vehicle established by BEP and may be interested in any such contract, transaction or arrangement and shall not be liable to account either to BEP, BRELP, any of the Holding Entities, any operating entity or any other holding vehicle established by BEP or any other person in respect of any such contract, transaction or arrangement, or any benefits or profits made or derived therefrom, by virtue only of the relationship between the parties concerned, subject to any approval requirements that are contained in the Conflicts Protocols. See Item 7.B “Related Party Transactions — Conflicts of Interest and Fiduciary Duties”.
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
Any conflicts of interest and potential conflicts of interest that are approved by a majority of the Managing General Partner’s independent directors from time-to-time will be deemed approved by all partners. Pursuant to the Conflicts Protocols, independent directors may grant approvals for any matters that may give rise to a conflict of interest or potential conflict of interest in the form of general guidelines, policies or procedures that are adopted by the Managing General Partner’s independent directors, and amended from time-to-time with the approval of a majority of the independent directors of the Managing General Partner, in which case no further special approval will be required in connection with a particular transaction or matter permitted thereby other than any approvals required by law. See Item 7.B “Related Party Transactions — Conflicts of Interest and Fiduciary Duties”.
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
Choice of Forum for U.S. Securities Act Claims
The Amended and Restated Limited Partnership Agreement of BEP provides that unless BEP consents in writing to the selection of an alternative forum, the federal district courts of the United States shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. In the absence of this provision, under the Securities Act, U.S. federal and state courts have been found to have concurrent jurisdiction over suits brought to enforce duties or liabilities created by the U.S. Securities Act. This choice of forum provision will not apply to suits brought to enforce duties or liabilities created by the Exchange Act and could be found to be inapplicable or unenforceable if it is challenged in a legal proceeding or otherwise.
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
Formation and Duration
BRELP is a Bermuda exempted limited partnership registered under the Bermuda Partnership Acts. BRELP has a perpetual existence and will continue as a limited liability partnership unless BEP is terminated or dissolved in accordance with the Amended and Restated Limited Partnership Agreement of BRELP.
Nature and Purpose
Under the Amended and Restated Limited Partnership Agreement of BRELP, the purpose of BRELP is to: acquire and hold interests in the Holding Entities and, subject to the approval of the BRELP GP LP, any other subsidiary of BRELP; engage in any activity related to the capitalization and financing of BRELP’s interests in such entities; and engage in any other activity that is incidental to or in furtherance of the foregoing and that is approved by the BRELP GP LP and that lawfully may be conducted by a limited partnership organized under the Bermuda Partnership Acts and the Amended and Restated Limited Partnership Agreement of BRELP.
Management
As required by law, the Amended and Restated Limited Partnership Agreement of BRELP provides for the management and control of BRELP by a general partner, the BRELP GP LP. The BRELP GP LP will exercise its powers and carry out its functions honestly and in good faith and the BRELP GP LP will exercise the degree of care, diligence and skill that a reasonably prudent person would exercise in comparable circumstances, in each case, subject to, and after taking into account, the terms and conditions of the Relationship Agreement, our Master

Services Agreement and the Conflicts Protocols. Except as set out in the Amended and Restated Limited Partnership Agreement of BRELP, the BRELP GP LP has no additional duty to propose or approve any conduct of BRELP, and may decline to propose or approve such conduct free of any additional duty (including fiduciary duty). The BRELP GP LP shall not be in breach of any duty to BRELP if it takes actions permitted by the Amended and Restated Limited Partnership Agreement of BRELP, the Relationship Agreement, our Master Services Agreement or the Conflicts Protocols.
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
Except to the extent expressly provided in the Amended and Restated Limited Partnership Agreement of BRELP, as amended from time to time, and except pursuant to the terms of any BRELP Class A Preferred Units outstanding, a holder of units of BRELP does not have priority over any other holder of units, either as to the return of capital contributions or as to profits, losses or distributions. The BRELP Class A Preferred Units rank senior to the other BRELP limited partnership units with respect to priority in the payment of distributions and in the distribution of the assets in the event of the liquidation, dissolution or winding-up of BRELP, whether voluntary or involuntary. Each series of BRELP Class A Preferred Units ranks on a parity with every other series of BRELP Class A Preferred Units with respect to priority in the payment of distributions and in the distribution of the assets in the event of the liquidation, dissolution or winding-up of BRELP, whether voluntary or involuntary.
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
Redemption-Exchange Mechanism
At any time, one or more wholly-owned subsidiaries of Brookfield that hold Redeemable/Exchangeable partnership units will have the right to require BRELP to redeem for cash all or a portion of the Redeemable/Exchangeable partnership units held by such subsidiary, subject to BEP’s right to acquire such Redeemable/Exchangeable partnership units, as described below, provided that exercise of the right of redemption or the payment of the redemption amount would not otherwise cause BRELP to be in breach or violation of any agreement material to BRELP or Brookfield Renewable or applicable law. Any such redeeming subsidiary may exercise its right of redemption by delivering a notice of redemption to BRELP and BEP. After presentation for redemption, such redeeming subsidiary will receive, subject to BEP’s right to acquire Redeemable/Exchangeable partnership units, as described below, for each such unit that is presented, cash in an amount equal to the market value of one of our LP units multiplied by the number of Redeemable/Exchangeable partnership units to be redeemed (as determined by reference to the five day volume weighted average of the trading price of our LP units and subject to certain customary adjustments). Upon its receipt of the redemption notice, BEP will have a right to acquire Redeemable/

Exchangeable partnership units entitling it, at its sole discretion, to elect to acquire all (but not less than all) such units described in such notice and presented to BRELP for redemption in exchange for LP units on a one for one basis (subject to certain customary adjustments). Upon a redemption for cash, the holder’s right to receive distributions with respect to BRELP’s Redeemable/Exchangeable partnership units so redeemed will cease.
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
Distributions
Subject to the rights of holders of BRELP Class A Preferred Units to receive cumulative preferential cash distributions in accordance with the terms of a series of BRELP Class A Preferred Units, distributions by BRELP will be made in the sole discretion of its general partner, the BRELP GP LP. The holders of a series of BRELP Class A Preferred Units will be entitled to receive the same distribution as the holders of the corresponding series of BEP’s Class A Preferred Units, respectively. However, the BRELP GP LP will not be permitted to cause BRELP to make a distribution (i) if BRELP does not have sufficient cash on hand to make the distribution, (ii) if the distribution would render BRELP insolvent or (iii) if, in the opinion of the BRELP GP LP, the distribution would or might leave BRELP with insufficient funds to meet any future or contingent obligations or the distribution would contravene the Bermuda Partnership Acts.
Except as set forth below, prior to the dissolution of BRELP, distributions of available cash (if any) in any given quarter will be made by BRELP as follows, referred to as the “Regular Distribution Waterfall”:
•first, 100% of any available cash to BEP until BRELP has distributed an amount equal to BEP’s expenses and outlays for the quarter properly incurred;
•second, 100% to the owners of the BRELP Preferred Units, in proportion to their respective relative percentage of BRELP Preferred Units held (determined by reference to the aggregate value of the issue price of the BRELP Preferred Units held by each holder relative to the aggregate value of the issue price of all BRELP Preferred Units then outstanding) until there has been distributed in respect of each BRELP Preferred Unit outstanding as of the last day of such quarter an amount equal to all preferential distributions to which the holders of BRELP Preferred Units are entitled under the terms of the BRELP Preferred Units then outstanding and any outstanding accrued and unpaid preferential distributions from prior periods;
•third, 100% of any available cash then remaining to the owners of BRELP’s partnership interests, other than holders of BRELP Preferred Units, pro rata to their percentage interests, until an amount equal to $0.200 has been distributed in respect of each limited partnership unit of BRELP, other than BRELP Preferred Units, during such quarter, referred to as the “First Distribution Threshold”;
•fourth, 85% of any available cash then remaining to the owners of BRELP’s partnership interests, other than holders of BRELP Preferred Units, pro rata to their percentage interests, and 15% to its general partner, until an amount equal to $0.2253 has been distributed in respect of each limited partnership unit of BRELP, other than BRELP Preferred Units, during such quarter, referred to as the “Second Distribution Threshold”; and
•thereafter, 75% of any available cash then remaining to the owners of BRELP’s partnership interests, other than holders of BRELP Preferred Units, pro rata to their percentage interests, and 25% to its general partner.
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

		Quarterly		Annually
(MILLIONS, EXCEPT AS NOTED)	Units	Per Unit	Total	Per Unit	Total
Illustrative distribution		$0.2500		$1.00
First Distribution Threshold		$0.2000		$0.80
Total units of BRELP (1)	645
Total first distribution			$129.0		$516.0
Distribution in excess of First Distribution Threshold		$0.0253		$0.10
Total units of BRELP (1)	645
Second distribution to partners			$16.3		$65.2
15% incentive distribution to general partner			2.9		11.6
Total second distribution			$19.2		$76.8
Distribution in excess of Second Distribution Threshold		$0.0247		$0.10
Total units of BRELP (1)	645
Third distribution to partners			$15.9		$63.6
25% incentive distribution to general partner			5.3		21.2
Total third distribution			$21.2		$84.8

Total distributions to partners including incentive distributions			$169.4		$677.6
Total incentive distributions to general partner			$8.2		$32.8
(1)Includes (a) class A non-voting limited partnership interests in BRELP held by Brookfield Renewable, (b) Redeemable/Exchangeable partnership units of BRELP that are held by Brookfield and that are redeemable for cash or exchangeable for LP units in accordance with the Redemption-Exchange Mechanism and (c) general partnership interests in BRELP.

The table below sets forth all management fees and incentive distributions that have been earned for the year ended December 31:

(MILLIONS)	2020	2019	2018
Base management fee (1)	$212	$108	$79
Incentive distribution	65	50	40
	$277	$158	$119
(1)Pursuant to our Master Services Agreement, we pay the Service Provider a fixed Base Management Fee equal to $20 million, which amount is annually adjusted for inflation, with the first adjustment having been made on January 1, 2013, at an inflation factor based on year-over-year United States consumer price index plus 1.25% of the amount by which the Total Capitalization Value exceeds an initial reference value determined based on its market capitalization immediately following combination of the assets of the Fund and Brookfield Power Renewable Assets into BEP. In the event that the measured Total Capitalization Value in a given period is less than the initial reference value, the Service Provider will receive only the Base Management Fee of $20 million annually (subject to an annual escalation by the specified inflation factor described above). The Base Management Fee is calculated and paid on a quarterly basis. For any quarter in which the Managing General Partner determines that there is insufficient available cash to pay the Base Management Fee as well as the next regular distribution on our LP units, we may elect to pay all or a portion of the Base Management Fee in our LP units or in limited partnership units of BRELP, subject to certain conditions. See Item 6.A. “Directors and Senior Management – Our Master Services Agreement – Management Fee”.
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
Upon the occurrence of an event resulting in the dissolution of BRELP, all cash and property of BRELP in excess of that required to discharge BRELP’s liabilities will be distributed as follows: (i) to the extent such cash and/or property is attributable to a realization event occurring prior to the event of dissolution, such cash and/or property will be distributed in accordance with the Regular Distribution Waterfall and/or the distribution waterfall applicable to unrecovered capital; and (ii) all other cash and/or property will be distributed in the manner set forth below:
•first, 100% to BEP until BEP has received an amount equal to the excess of (i) the amount of BEP’s outlays and expenses incurred during the term of BRELP, over (ii) the aggregate amount of distributions received by BEP pursuant to the first tier of the Regular Distribution Waterfall during the term of BRELP;
•second, 100% to the BRELP Preferred Unitholders pro rata in proportion to their respective relative percentage of BRELP Preferred Units held (determined by reference to the aggregate value of the issue price of the BRELP Preferred Units held by each holder of BRELP Preferred Units relative to the aggregate value of the issue price of all BRELP Preferred Units then outstanding) until there has been distributed in respect of each BRELP Preferred Unit outstanding an amount equal to any preferential distributions to which the holder of BRELP Preferred Units are entitled in the event of dissolution, liquidation, or winding up of BRELP under the terms of the BRELP Preferred Units then outstanding (including any outstanding accrued and unpaid preferential distributions from prior periods);
•third, if there are BRELP Preferred Units outstanding, an amount equal to the amount of cash or property held by BRELP at such time, that is attributable to a realization event occurring prior to the date of a dissolution event and that has been deemed by the general partner of BRELP as capital surplus shall be distributed as though such amount has been deemed by the general partner of BRELP to be (i) attributable to sales or other dispositions of BRELP’s assets and (ii) representative of unrecovered capital;
•fourth, 100% to the owners of BRELP’s partnership interests, other than holders of BRELP Preferred Units, in proportion to their respective amounts of unrecovered capital in BRELP;
•fifth, 100% to the owners of BRELP’s partnership interests, other than holders of BRELP Preferred Units, pro rata to their percentage interests, until an amount has been distributed in respect of each limited partnership unit of BRELP, other than BRELP Preferred Units, equal to the excess of (i) the First Distribution Threshold for each quarter during the term of BRELP (subject to adjustment upon the subsequent issuance of additional partnership interests in BRELP), over (ii) the aggregate amount of distributions made in respect of a BRELP’s limited partnership unit, other than BRELP Preferred Units, pursuant to the fourth tier of the Regular Distribution Waterfall during the term of BRELP (subject to adjustment upon the subsequent issuance of additional partnership interests in BRELP);
•sixth, 85% to the owners of BRELP’s partnership interests, other than holders of BRELP Preferred Units, pro rata to their percentage interests, and 15% to its general partner, until an amount has been distributed in respect of each limited partnership unit of BRELP, other than BRELP Preferred Units, equal to the excess of (i) the Second Distribution Threshold less the First Distribution Threshold for each quarter during the term of BRELP (subject to adjustment upon the subsequent issuance of additional partnership interests in BRELP), over (ii) the aggregate amount of distributions made in respect of a limited partnership units of BRELP pursuant to the fourth tier of the Regular Distribution Waterfall during the term of BRELP (subject to adjustment upon the subsequent issuance of additional partnership interests in BRELP); and
•thereafter, 75% to the owners of BRELP’s partnership interests, other than holders of BRELP Preferred Units, pro rata to their percentage interests, and 25% to its general partner.
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
Prohibited Amendments
No amendment may be made to the Amended and Restated Limited Partnership Agreement of BRELP that would:
(i)enlarge the obligations of any limited partner without its consent, except that any amendment that would have a material adverse effect on the rights or preferences of any class of partnership interests in relation to other classes of partnership interests may be approved by at least a majority of the type or class of partnership interests so affected; or
(ii)enlarge the obligations of, restrict in any way any action by or rights of, or reduce in any way the amounts distributable, reimbursable or otherwise payable by BRELP to the BRELP GP LP or any of its affiliates without the consent of the BRELP GP LP which may be given or withheld in its sole discretion.
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
No Limited Partner Approval
Subject to applicable law, the BRELP GP LP may generally make amendments to the Amended and Restated Limited Partnership Agreement of BRELP without the approval of any limited partner to reflect:
•a change in the name of BRELP, the location of BRELP’s registered office or BRELP’s registered agent;
•the admission, substitution or withdrawal or removal of partners in accordance with the Amended and Restated Limited Partnership Agreement of BRELP;
•a change that its general partner determines is reasonable and necessary or appropriate for BRELP to qualify or to continue its qualification as an exempted limited partnership under the laws of Bermuda or a partnership in which the limited partners have limited liability under the laws of any jurisdiction or is necessary or advisable in the opinion of its general partner to
•ensure that BRELP will not be treated as an association taxable as a corporation or otherwise taxed as an entity for tax purposes;

•an amendment that the BRELP GP LP determines to be necessary or appropriate to address certain changes in tax regulations, legislation or interpretation;
•an amendment that is necessary, in the opinion of counsel, to prevent BRELP or its general partner or its directors, officers, agents or trustees, from having a material risk of being in any manner subjected to the provisions of the Investment Company Act or similar legislation in other jurisdictions;
•an amendment that its general partner determines in its sole discretion to be necessary or appropriate for the creation, authorization or issuance of any class or series of partnership interests or options, rights, warrants or appreciation rights relating to partnership securities;
•any amendment expressly permitted in the Amended and Restated Limited Partnership Agreement of BRELP to be made by its general partner acting alone;
•any amendment that in the sole discretion of the BRELP GP LP is necessary or appropriate to reflect and account for the formation by BRELP of, or its investment in, any person, as otherwise permitted by the Amended and Restated Limited Partnership Agreement of BRELP;
•a change in its fiscal year and related changes;
•any amendment concerning the computation or allocation of specific items of income, gain, expense or loss among the partners that, in the sole discretion of its general partner, is necessary or appropriate to (i) comply with the requirements of applicable law, (ii) reflect the partners’ interests in BRELP, or (iii) consistently reflect the distributions made by BRELP to the partners pursuant to the terms of the Amended and Restated Limited Partnership Agreement of BRELP;
•any amendment that in the sole discretion of the BRELP GP LP is necessary or appropriate to address any statute, rule, regulation, notice, or announcement that affects or could affect the U.S. federal income tax treatment of any allocation or distribution related to any interest of the BRELP GP LP in the profits of BRELP; and
•any other amendments substantially similar to any of the matters described directly above.
In addition, amendments to the Amended and Restated Limited Partnership Agreement of BRELP may be made by the BRELP GP LP without the approval of any limited partner if those amendments, in the discretion of the BRELP GP LP:
•do not adversely affect BRELP’s limited partners considered as a whole (including any particular class of partnership interests as compared to other classes of partnership interests) in any material respect;
•are necessary or appropriate to satisfy any requirements, conditions or guidelines contained in any opinion or binding directive, order, ruling or regulation of any governmental agency or judicial authority;
•are necessary or appropriate for any action taken by its general partner relating to splits or combinations of units made in accordance with the provisions of the Amended and Restated Limited Partnership Agreement of BRELP; or
•are required to effect the intent of the provisions of the Amended and Restated Limited Partnership Agreement of BRELP or are otherwise contemplated by the Amended and Restated Limited Partnership Agreement of BRELP.
Opinion of Counsel and Limited Partner Approval
The BRELP GP LP will not be required to obtain an opinion of counsel that an amendment will not result in a loss of limited liability to the limited partners if one of the amendments described above under “— No Limited Partner Approval” should occur. No other amendments to the Amended and Restated Limited Partnership Agreement of BRELP will become effective without the approval of holders of at least 90% of the voting power of BRELP’s units, unless it obtains an opinion of counsel to the effect that the amendment will not (i) cause BRELP to be treated as an association taxable as a corporation or otherwise taxable as an entity for tax purposes (provided that for U.S. tax purposes its general partner has not made the election described below under “— Election to be Treated as a Corporation”) or (ii) affect the limited liability under the Bermuda Partnership Acts of any of BRELP’s limited partners.
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
The Amended and Restated Limited Partnership Agreement of BRELP permits an interested party to sell investments to, purchase assets from, invest assets in and enter into any contract, arrangement or transaction with BRELP, any of the Holding Entities, any operating entity or any other holding vehicle established by BRELP and may be interested in any such contract, transaction or arrangement and shall not be liable to account either to BRELP, any of the Holding Entities, any operating entity or any other holding vehicle established by BRELP or any other person in respect of any such contract, transaction or arrangement, or any benefits or profits made or derived therefrom, by virtue only of the relationship between the parties concerned, subject to the Conflicts Protocols.
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
Pursuant to BRP Equity’s articles of incorporation, BRP Equity is authorized to issue an unlimited number of common shares (the “Common Shares”), an unlimited number of Class A Preference Shares (the “Class A Preference Shares”), issuable in series (which includes the Series 1 Shares, Series 2 Shares, Series 3 Shares, Series 4 Shares, Series 5 Shares and Series 6 Shares), and an unlimited number of Class B preference shares (the “Class B Preference Shares”), issuable in series. As of the date of this Form 20-F, one Common Share held indirectly by BEP was issued and outstanding, and 6,849,533 Series 1 Shares, 3,110,531 Series 2 Shares, 9,961,399 Series 3 Shares, 4,114,504 Series 5 Shares and 7 million Series 6 Shares were issued and trading on the TSX. As of the date of this Form 20-F, Brookfield Renewable holds 2,885,496 Series 5 Shares that were tendered and taken up by BEP as part of the exchange transaction completed in February 2016.  Brookfield Renewable has waived the right to receive dividends on these Series 5 Shares and they are no longer trading on the TSX.  No series of Class B Preference Shares have been created to date. The following is a summary of rights, privileges, restrictions and conditions attached to the Common Shares, Class A Preference Shares, Series 1 Shares, Series 2 Shares, Series 3 Shares, Series 4 Shares, Series 5 Shares, Series 6 Shares, and the Class B Preference Shares.
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
Class A Preference Shares
The following is a summary of certain provisions attaching to or affecting the Class A Preference Shares as a class:
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
The following is a summary of certain provisions attaching to or affecting each series of Class A Preference Shares as a series:

Series	Ticker	Authorized	Issued and Outstanding	Amount (C$ million)(1)	Cumulative Annual Dividend Rate	Earliest Redemption Date	Redemption Price Per Share (C$)(2)(3)	Holder’s Conversion Option
1	BRF. PR.A	10,000,000	6,849,533	171	The annual fixed dividend rate for each 5-year fixed rate period will be the sum of the Government of Canada Yield plus 2.62%	30-Apr-25	$25.00 on April 30, 2025 and April 30 every five years thereafter	Into Series 2 on a one-for-one basis on April 30, 2025 and on April 30 every five years thereafter and automatically in certain circumstances
2	BRF. PR.B	10,000,000	3,110,531	78	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 2.62%	30-Apr-25	$25.00 on April 30, 2025 and April 30 every five years thereafter	Into Series 1 on a one-for-one basis on April 30, 2025 and on April 30 every five years thereafter and automatically in certain circumstances
3	BRF. PR.C	10,000,000	9,961,399	249	C$1.08775 per share until July 31, 2024; thereafter the annual fixed dividend rate for each 5-year fixed rate period will be the sum of the Government of Canada Yield plus 2.94%	31-Jul-24	$25.00 on July 31, 2024 and July 31 every five years thereafter	Into Series 4 on a one-for-one basis on July 31, 2024 and on July 31 every five years thereafter and automatically in certain circumstances
4	N/A	10,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 2.94%	31-Jul-24	$25.00 for redemptions on July 31, 2024 and July 31 every five years thereafter; $25.50 otherwise	Into Series 3 on a one-for-one basis on July 31, 2024 and on July 31 every five years thereafter and automatically in certain circumstances
5	BRF. PR.E	7,000,000	4,114,504(4)	175	C$1.25 per share	30-Apr-18	$26.00 if before April 30, 2019, with annual $0.25 decreases until April 30, 2022; $25.00 thereafter	N/A
6	BRF. PR.F	7,000,000	7,000,000	175	C$1.25 per share	31-Jul-18	$26.00 if before July 31, 2019, with annual $0.25 decreases until July 31, 2022; $25.00 thereafter	N/A
(1)Rounded to the nearest million.
(2)Payable quarterly on the last day of January, April, July and October of each year.
(3)Together with accrued and unpaid dividends.
(4)As of the date of this Form 20-F, Brookfield Renewable holds 2,885,496 Series 5 Shares that were tendered and taken up by BEP as part of the exchange transaction completed in February 2016. Brookfield Renewable has waived the right to receive dividends on these Series 5 Shares and they are no longer trading on the TSX.
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
a)declare, pay or set apart for payment any dividends (other than stock dividends payable in shares of BRP Equity ranking as to capital and dividends junior to the applicable series of Class A Preference Shares) on shares of BRP Equity ranking as to dividends junior to the applicable series of Class A Preference Shares;
b)except out of the net cash proceeds of a substantially concurrent issue of shares of BRP Equity ranking as to return of capital and dividends junior to the applicable series of Class A Preference Shares, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect of any shares of BRP Equity ranking as to capital junior to the applicable series of Class A Preference Shares;
c)redeem or call for redemption, purchase or otherwise pay off or retire for value or make any return of capital in respect of less than all of the applicable series of Class A Preference Shares then outstanding; or
d)except pursuant to any purchase obligation, sinking fund, retraction privilege or mandatory redemption provisions attaching thereto, redeem or call for redemption, purchase or otherwise pay off, retire or make any return of capital in respect shares of BRP Equity ranking on a parity with the applicable series of Class A Preference Shares;
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
Finco
Finco is an indirect wholly-owned subsidiary of BEP incorporated under the ABCA on September 14, 2011. Other than approximately C$2.7 billion aggregate principal amount of publicly issued Finco Bonds and notes receivable from an indirect wholly-owned subsidiary of BEP, Finco has no significant assets or liabilities, no subsidiaries and no operations of its own.
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
The Finco Bonds are governed under the Bond Indenture and guaranteed by BEP and the other Finco Bond Guarantors as described below under “— Bond Indenture and Guarantees”. The Finco Bonds consist of the following fixed rate medium term notes:

Medium term notes	Maturity	Interest Rate	Principal Amount as at December 31, 2020 (in millions)
Series 4 (C$150 million)	2036	5.84%	C$150 million
Series 9 (C$400 million)	2025	3.75%	C$400 million
Series 10 (C$500 million)	2027	3.63%	C$500 million
Series 11 (C$475 million)	2029	4.25%	C$475 million
Series 12 (C$475 million)	2030	3.38%	C$475 million
Series 13 (C$300 million)	2049	4.29%	C$300 million
Series 14 (C$425 million)	2050	3.33%	C$425 million
Bond Indenture and Guarantees
The Bond Indenture provides for the issuance of one or more series of unsecured debentures or notes of Finco, a wholly-owned subsidiary of BEP, by way of supplemental indentures. The Bond Indenture amends and restates the trust indenture dated as of December 16, 2004, as amended, supplemented or restated, between Brookfield, Bank of New York Mellon and BNY Trust Company of Canada (the “Original Bond Indenture”). The Bond Indenture provided for Finco to assume Brookfield’s obligations in respect of the Series 3 and Series 4 notes issued under supplemental indentures to the Original Bond Indenture. The Amended and Restated Second Supplemental Indenture to the Original Bond Indenture, dated October 27, 2006, provides for the issue of C$200 million aggregate principal amount of Series 3 medium term notes and C$150 million aggregate principal amount of Series 4 medium term notes. The Ninth Supplemental Indenture dated March 6, 2015, provides for the issue of C$400 million aggregate principal amount of Series 9 notes. The Tenth Supplemental Indenture dated August 12, 2016, provides for the issue of C$500 million aggregate principal amount of Series 10 notes. The Eleventh Supplemental Indenture dated September 20, 2018, provides for the issue of C$475 million aggregate principal amount of Series 11 medium term notes. The Twelfth Supplemental Indenture dated September 13, 2019, provides for the issue of C$475 million aggregate principal amount of Series 12 notes. The Thirteenth Supplemental Indenture dated September 13, 2019, provides for the issue of C$300 million aggregate principal amount of Series 13 notes. The Fourteenth Supplemental Indenture dated August 13, 2020, provides for the issue of C$425 million aggregate principal amount of Series 14 notes. Finco Bonds are unconditionally guaranteed by BEP and the other Finco Bond Guarantors as to payment of the principal of, premium, if any, and interest on all debentures issued by Finco under the Bond Indenture from time to time and all other obligations and liabilities owing by Finco to the trustee under the Bond Indenture. Pursuant to the guarantees, each of the Finco Bond Guarantors has agreed to not enter into any transaction whereby all or substantially all of the undertaking, property and assets of the Finco Bond Guarantor would become the property of any other person unless the other person assumed the obligations of the Finco Bond Guarantor under the guarantee and certain other conditions are met or unless the transaction is between or among any one or more of Finco, the Finco Bond Guarantor, another Finco Bond Guarantor and/or any subsidiary of any of them. The rights, obligations and liabilities of a Finco Bond Guarantor will terminate in the event that it transfers all or substantially all of its assets to another Finco Bond Guarantor.
BEPC
BEPC was formed on September 9, 2019 under the laws of British Columbia, Canada. BEPC was established by the partnership to be an alternative investment vehicle for investors who prefer owning securities through a corporate structure. While BEPC’s operations are primarily located in Brazil, Colombia, the United States and Europe, shareholders of BEPC will, on economic terms, have exposure to all regions the partnership operates in as a result of the exchange feature attaching to the BEPC exchangeable shares.
BEPC exchangeable share has been structured with the intention of providing an economic return equivalent to one LP unit (subject to adjustment to reflect certain capital events), including identical dividends on a per share basis as are paid on each LP unit, and is exchangeable at the option of the holder for one LP unit (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of BEPC). The partnership may elect to satisfy its exchange obligation by acquiring such tendered BEPC exchangeable shares for an equivalent number of LP units (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of our group). BEPC and the partnership currently intend to satisfy any exchange requests on the BEPC exchangeable shares through the delivery of LP units rather than cash. We therefore expect that the market price of BEPC exchangeable shares will be impacted by the market price of the LP units and the combined business performance of our group as a whole. However, there are certain material differences between the rights of holders of BEPC exchangeable shares and holders of the LP units under the governing documents of BEPC and the partnership and applicable law, such as the right of holders of BEPC exchangeable shares to request an exchange of their BEPC exchangeable shares for an equivalent number of LP units or its cash equivalent (the form of payment to be determined at the election of BEPC) and the redemption right of BEPC. Refer to the annual report on Form 20-F of BEPC dated February 26, 2021 for additional information.
Further, the BEPC exchangeable shares are held by public shareholders and Brookfield, and the BEPC class B shares and BEPC class C shares are held by the partnership. Dividends on each BEPC exchangeable share are expected to continue to be declared and paid at the same time and in the same amount per share as distributions on each LP unit. The partnership’s ownership of BEPC class C shares entitle it to receive dividends as and when declared by the board of directors of BEPC. The holders of the BEPC exchangeable shares are entitled to one vote for each BEPC exchangeable share held at all meetings of BEPC’s shareholders, except for meetings at which only holders of another specified class or series of shares of BEPC are entitled to vote separately as a class or series. The holders of the BEPC class B shares will be entitled to cast, in the aggregate, a number of votes equal to three times the number of votes attached to the BEPC exchangeable shares. Except as otherwise expressly provided in the BEPC articles or as required by law, the holders of BEPC exchangeable shares and BEPC class B shares will vote together and not as separate classes. Holders of BEPC class C shares have no voting rights. Refer to the annual report on Form 20-F of BEPC dated February 21, 2021 for additional information.
BEPC’s authorized share capital consists of (i) an unlimited number of BEPC exchangeable shares; (ii) an unlimited number of BEPC class B shares; (iii) an unlimited number of BEPC class C shares; (iv) an unlimited number of exchangeable senior preferred shares (issuable in series); and (v) an unlimited number of class B junior preferred shares (issuable in series), which, together with the exchangeable senior preferred shares.
As of February 23, 2021, there were 172,201,866 BEPC exchangeable shares, 165 BEPC class B shares and 189,600,000 BEPC class C shares issued and outstanding. The BEPC exchangeable shares are listed on the TSX and on the NYSE under the symbol “BEPC”.

10.C    MATERIAL CONTRACTS
The following are the only material contracts, other than contracts entered into in the ordinary course of business, to which we have been a party within the past two years:
•Relationship Agreement, dated November 28, 2011, as thereafter amended, by and among BEP, BRELP, the Service Provider, Brookfield, and others (see Item 7.B “Related Party Transactions — Relationship Agreement”).
•Registration Rights Agreement, dated November 28, 2011, between BEP and BRPI.
•Amended and Restated Indenture, dated as of November 23, 2011, among Finco, BNY Trust Company of Canada and The Bank of New York Mellon (see Item 10.B “Memorandum and Articles of Association —Finco — Bond Indenture and Guarantees”).
•Guarantee, dated November 23, 2011, by BRELP and BNY Trust Company of Canada (see Item 10.B “Memorandum and Articles of Association — Finco — Bond Indenture and Guarantees”).
•Guarantee, dated November 23, 2011, by BEP and BNY Trust Company of Canada (see Item 10.B “Memorandum and Articles of Association — Finco — Bond Indenture and Guarantees”).
•Guarantee, dated November 23, 2011, by LATAM Holdco and BNY Trust Company of Canada (see Item 10.B “Memorandum and Articles of Association — Finco — Bond Indenture and Guarantees”).
•Guarantee, dated November 23, 2011, by NA Holdco and BNY Trust Company of Canada (see Item 10.B “Memorandum and Articles of Association — Finco — Bond Indenture and Guarantees”).
•Energy Revenue Agreement, dated November 23, 2011, between BEM LP and BPUSHA (see Item 7.B “Related Party Transactions — Energy Revenue Agreement”).
•Amended and Restated Guarantee Indenture, dated November 25, 2011, by and among the Preference Share Guarantors from time to time party thereto, BRP Equity, and Computershare Trust Company of Canada (Class A Preference Shares, Series 1) (see Item 10.B “Memorandum and Articles of Association — BRP Equity — Preference Share Guarantees”).
•Amended and Restated Guarantee Indenture, dated November 25, 2011, by and among the Preference Share Guarantors from time to time party thereto, BRP Equity, and Computershare Trust Company of Canada (Class A Preference Shares, Series 2) (see Item 10.B “Memorandum and Articles of Association — BRP Equity — Preference Share Guarantees”).
•Guarantee Indenture, dated October 11, 2012, by and among the Preference Share Guarantors from time to time party thereto, BRP Equity, and Computershare Trust Company of Canada (Class A Preference Shares, Series 3) (see Item 10.B “Memorandum and Articles of Association — BRP Equity — Preference Share Guarantees”).
•Guarantee Indenture, dated January 29, 2013, by and among the Preference Share Guarantors from time to time party thereto, BRP Equity, and Computershare Trust Company of Canada (Class A Preference Shares, Series 5) (see Item 10.B “Memorandum and Articles of Association — BRP Equity — Preference Share Guarantees”).
•Guarantee Indenture, dated May 1, 2013, by and among the Preference Share Guarantors from time to time party thereto, BRP Equity, and Computershare Trust Company of Canada (Class A Preference Shares, Series 6) (see Item 10.B “Memorandum and Articles of Association — BRP Equity — Preference Share Guarantees”).
•Guarantee dated October 7, 2014, by Euro Holdco and BNY Trust Company of Canada (see Item 10.B “Memorandum and Articles of Association — Finco — Bond Indenture and Guarantees”).
•Guarantee dated February 26, 2015, by Investco and BNY Trust Company of Canada (see Item 10.B “Memorandum and Articles of Association — Finco — Bond Indenture and Guarantees”).

•Third Amended and Restated Master Services Agreement, dated May 11, 2020, as thereafter amended, by and among Brookfield Asset Management Inc., BEP, BEPC, BRELP, and others (see Item 6.A “Directors and Senior Management — Our Master Services Agreement”).
•Guarantee Indenture, dated November 25, 2015, by and among the Preferred Unit Guarantors, BEP, and Computershare Trust Company of Canada (Series 7 Preferred Units) (see Item 10.B “Memorandum and Articles of Association — Description of our LP units, Preferred Units and the Amended and Restated Limited Partnership Agreement of BEP — Preferred Unit Guarantees”).
•Guarantee Indenture, dated November 25, 2015, by and among the Preferred Unit Guarantors, BEP, and Computershare Trust Company of Canada (Series 8 Preferred Units) (see Item 10.B “Memorandum and Articles of Association — Description of our LP units, Preferred Units and the Amended and Restated Limited Partnership Agreement of BEP — Preferred Unit Guarantees”).
•Guarantee Indenture, dated February 11, 2016, by and among the Preferred Unit Guarantors, BEP, and Computershare Trust Company of Canada (Series 5 Preferred Units) (see Item 10.B “Memorandum and Articles of Association — Description of our LP units, Preferred Units and the Amended and Restated Limited Partnership Agreement of BEP — Preferred Unit Guarantees”).
•Fourth Amended and Restated Limited Partnership Agreement of BRELP, dated December 30, 2020 (see Item 10.B “Memorandum and Articles of Association — Description of our LP units, Preferred Units and the Amended and Restated Limited Partnership Agreement of BEP”).
•Fourth Amended and Restated Limited Partnership Agreement of BEP, dated May 3, 2016, as thereafter amended (see Item 10.B “Memorandum and Articles of Association — Description of our LP units, Preferred Units and the Amended and Restated Limited Partnership Agreement of BEP”).
•Guarantee Indenture, dated May 25, 2016, by and among the Preferred Unit Guarantors, BEP, and Computershare Trust Company of Canada (Series 9 Preferred Units) (see Item 10.B “Memorandum and Articles of Association — Description of our LP units, Preferred Units and the Amended and Restated Limited Partnership Agreement of BEP — Preferred Unit Guarantees”).
•Guarantee Indenture, dated May 25, 2016, by and among the Preferred Unit Guarantors, BEP, and Computershare Trust Company of Canada (Series 10 Preferred Units) (see Item 10.B “Memorandum and Articles of Association — Description of our LP units, Preferred Units and the Amended and Restated Limited Partnership Agreement of BEP — Preferred Unit Guarantees”).
•Guarantee Indenture, dated February 14, 2017, by and among the Preferred Unit Guarantors, BEP, and Computershare Trust Company of Canada (Series 11 Preferred Units) (see Item 10.B “Memorandum and Articles of Association — Description of our LP units, Preferred Units and the Amended and Restated Limited Partnership Agreement of BEP — Preferred Unit Guarantees”).
•Guarantee Indenture, dated February 14, 2017, by and among the Preferred Unit Guarantors, BEP, and Computershare Trust Company of Canada (Series 12 Preferred Units) (see Item 10.B “Memorandum and Articles of Association — Description of our LP units, Preferred Units and the Amended and Restated Limited Partnership Agreement of BEP — Preferred Unit Guarantees”).
•Guarantee Indenture, dated January 16, 2018, by and among the Preferred Unit Guarantors, BEP, and Computershare Trust Company of Canada (Series 13 Preferred Units) (see Item 10.B “Memorandum and Articles of Association — Description of our LP units, Preferred Units and the Amended and Restated Limited Partnership Agreement of BEP — Preferred Unit Guarantees”).
•Guarantee Indenture, dated January 16, 2018, by and among the Preferred Unit Guarantors, BEP, and Computershare Trust Company of Canada (Series 14 Preferred Units) (see Item 10.B “Memorandum and Articles of Association — Description of our LP units, Preferred Units and the Amended and Restated Limited Partnership Agreement of BEP — Preferred Unit Guarantees”).
•Guarantee Indenture, dated March 11, 2019, by and among the Preferred Unit Guarantors, BEP, and Computershare Trust Company of Canada (Series 15 Preferred Units) (see Item 10.B “Memorandum and

Articles of Association — Description of our LP units, Preferred Units and the Amended and Restated Limited Partnership Agreement of BEP — Preferred Unit Guarantees”).
•Guarantee Indenture, dated March 11, 2019, by and among the Preferred Unit Guarantors, BEP, and Computershare Trust Company of Canada (Series 16 Preferred Units) (see Item 10.B “Memorandum and Articles of Association — Description of our LP units, Preferred Units and the Amended and Restated Limited Partnership Agreement of BEP — Preferred Unit Guarantees”).
•Guarantee Indenture, dated July 29, 2020, by and among BEP, BEP Subco Inc. and Computershare Trust Company of Canada (see Item 7.B “Related Party Transactions — Relationship With BEPC — Credit Support”).
•Guarantee Indenture, dated July 29, 2020, by and among BEP Subco Inc., Brookfield Renewable Power Preferred Equity Inc. and Computershare Trust Company of Canada (see Item 7.B “Related Party Transactions — Relationship With BEPC — Credit Support”).
•Guarantee, dated July 29, 2020, by BEP Subco Inc. in favor of BNY Trust Company of Canada (see Item 7.B “Related Party Transactions — Relationship With BEPC — Credit Support”).
•Equity Commitment Agreement, dated July 30, 2020, by and among Brookfield BRP Holdings (Canada) Inc., BEPC and BEP (see Item 7.B “Related Party Transactions — Relationship With BEPC — Equity Commitment Agreement”)
•Copies of the agreements noted above will be made available, free of charge, by the Managing General Partner and are available electronically on our EDGAR profile at www.sec.gov and on our SEDAR profile at www.sedar.com. Written requests for such documents should be directed to our Corporate Secretary at 73 Front Street, 5th Floor, Hamilton, HM 12, Bermuda, +441-294-3304.
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
10.E TAXATION
The following summary discusses certain material United States, Canadian and Bermudian tax considerations related to the holding and disposition of our Units as of the date of this Form 20-F. Holders of our Units are advised to consult their own tax advisers concerning the consequences under the tax laws of the country of which they are resident or in which they are otherwise subject to tax of making an investment in our Units.
Certain Material U.S. Federal Income Tax Considerations
This summary discusses certain material United States federal income tax considerations for LP unitholders relating to the ownership and disposition of LP units as of the date hereof. This summary is based on provisions of the U.S. Internal Revenue Code, on the Treasury Regulations promulgated under the U.S. Internal Revenue Code, and on published administrative rulings, judicial decisions, and other applicable authorities, all as in effect on the date hereof and all of which are subject to change at any time, possibly with retroactive effect. This summary is necessarily general and may not apply to all categories of investors, some of whom may be subject to special rules, including, without limitation, persons that own (directly, indirectly or constructively, applying certain attribution rules) 5% or more of our LP units, dealers in securities or currencies, financial institutions or financial services entities, mutual funds, life insurance companies, persons that hold LP units as part of a straddle, hedge, constructive sale or conversion transaction with other investments, persons whose LP units are loaned to a short seller to cover a short sale of LP units, persons whose functional currency is not the U.S. dollar, persons who have elected mark-to-market accounting, persons who hold LP units through a partnership or other entity treated as a pass-through entity for U.S. federal income tax purposes, persons for whom LP units are not a capital asset, persons who are liable for the alternative minimum tax and certain U.S. expatriates or former long-term residents of the United States. This summary does not address any tax consequences to holders of Preferred Units. Tax-exempt organizations are addressed separately below. The actual tax consequences of the ownership and disposition of LP units will vary depending on an LP unitholder’s individual circumstances.
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
If BEP fails to meet the Qualifying Income Exception, other than a failure which is determined by the IRS to be inadvertent and which is cured within a reasonable time after discovery, or if BEP is required to register under the Investment Company Act, BEP will be treated as if it had transferred all of its assets, subject to liabilities, to a newly formed corporation, on the first day of the year in which BEP fails to meet the Qualifying Income Exception, in return for stock in such corporation, and then distributed the stock to our LP unitholders in liquidation. This deemed contribution and liquidation could result in the recognition of gain (but not loss) to U.S. Holders, except that U.S. Holders generally would not recognize the portion of such gain attributable to stock or securities of non-U.S. corporations held by BEP or BRELP. If, at the time of such contribution, BEP were to have liabilities in excess of the tax basis of its assets, U.S. Holders generally would recognize gain in respect of such excess liabilities upon the deemed transfer. Thereafter, BEP would be treated as a corporation for U.S. federal income tax purposes.
If BEP were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception, an election by the Managing General Partner or otherwise, BEP’s items of income, gain, loss, deduction, or credit would be reflected only on BEP’s tax return rather than being passed through to LP unitholders, and BEP would be subject to U.S. corporate income tax and potentially branch profits tax with respect to its income, if any, effectively connected with a U.S. trade or business. Moreover, under certain circumstances, BEP might be classified as a PFIC for U.S. federal income tax purposes, and a U.S. Holder would be subject to the rules applicable to PFICs discussed below. See “— Consequences to U.S. Holders — Passive Foreign Investment Companies”. Subject to the PFIC rules, distributions made to U.S. Holders would be treated as taxable dividend income to the extent of BEP’s current or accumulated earnings and profits. Any distribution in excess of current and accumulated earnings and profits would first be treated as a tax-free return of capital to the extent of a U.S. Holder’s adjusted tax basis in its LP units. Thereafter, to the extent such distribution were to exceed a U.S. Holder’s adjusted tax basis in its LP units, the distribution would be treated as gain from the sale or exchange of such LP units. The amount of a distribution treated as a dividend could be eligible for reduced rates of taxation, provided certain conditions are met. In addition, dividends, interest, and certain other passive income received by BEP with respect to U.S. investments generally would be subject to U.S. withholding tax at a rate of 30% (although certain Non-U.S. Holders nevertheless might be entitled to certain treaty benefits in respect of their allocable share of such income), and U.S. Holders would not be allowed a tax credit with respect to any such tax withheld. In addition, the “portfolio interest” exemption would not apply to certain interest income of BEP (although certain Non-U.S. Holders nevertheless might be entitled to certain treaty benefits in respect of their allocable share of such income). Depending on the circumstances, additional adverse U.S. federal income tax consequences could result under the Treasury Regulations under Section 385 of the U.S. Internal Revenue Code or other provisions of the U.S. Internal Revenue Code, as implemented by the Treasury Regulations and IRS administrative guidance. Based on the foregoing consequences, the treatment of BEP as a corporation could materially reduce a holder’s after-tax return and therefore could result in a substantial reduction of the value of LP units. If BRELP were to be treated as a corporation for U.S. federal income tax purposes, consequences similar to those described above would apply to BEP’s interests in BRELP.
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
Passive Foreign Investment Companies
U.S. Holders may be subject to special rules applicable to indirect investments in foreign corporations, including an investment through BEP in a PFIC. A PFIC is defined as any foreign corporation with respect to which (after applying certain look-through rules) either (i) 75% or more of its gross income for a taxable year is “passive income” or (ii) 50% or more of its assets in any taxable year produce or are held for the production of “passive income”. There are no minimum stock ownership requirements for PFICs. If a U.S. Holder holds an interest in a foreign corporation for any taxable year during which the corporation is classified as a PFIC with respect to such holder, then the corporation will continue to be classified as a PFIC with respect to that U.S. Holder for any subsequent taxable year during which the U.S. Holder continues to hold an interest in the corporation, even if the corporation’s income or assets would not cause it to be a PFIC in such subsequent taxable year, unless an exception applies.
Subject to certain elections described below, any gain on the disposition of stock of a PFIC owned by a U.S. Holder indirectly through BEP, as well as income realized on certain “excess distributions” by such PFIC, would be treated as though realized ratably over the shorter of such U.S. Holder’s holding period of LP units or BEP’s holding period for the PFIC. Such gain or income generally would be taxable as ordinary income, and dividends paid by the PFIC would not be eligible for the preferential tax rates for dividends paid to non-corporate U.S. Holders. In addition, an interest charge would apply, based on the tax deemed deferred from prior years.
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
In the case of a PFIC that is a publicly traded foreign company, and in lieu of making a QEF Election, an election may be made to “mark to market” the stock of such foreign company on an annual basis. Pursuant to such an election, a U.S. Holder would include in each year as ordinary income the excess, if any, of the fair market value of such stock over its adjusted basis at the end of the taxable year. Except for our partnership, none of the existing

BEP entities are expected to be publicly traded, although BEP may in the future acquire interests in PFICs which are publicly traded foreign companies. Thus the mark-to-market election generally is not expected to be available to any U.S. Holder in respect of its indirect ownership interest in any foreign corporation owned by BEP.
Based on the organizational structure of BEP, as well as BEP’s expected income and assets, the Managing General Partner and the BRELP General Partner currently believe that a U.S. Holder is unlikely to be regarded as owning an interest in a PFIC solely by reason of owning LP units during the taxable year ending December 31, 2021. However, there can be no assurance that an existing BEP entity or a future entity in which BEP acquires an interest will not be classified as a PFIC with respect to a U.S. Holder, because PFIC status is a factual determination that depends on the assets and income of a given entity and must be made on an annual basis. Moreover, in order to ensure that it satisfies the Qualifying Income Exception, among other reasons, BEP may decide to hold an existing or future Operating Entity through a Holding Entity that would be classified as a PFIC. See “— Investment Structure” below.
Subject to certain exceptions, a U.S. person who directly or indirectly owns an interest in a PFIC generally is required to file an annual report with the IRS, and the failure to file such report could result in the imposition of penalties on such U.S. person and in the extension of the statute of limitations with respect to federal income tax returns filed by such U.S. person. The application of the PFIC rules to U.S. Holders is uncertain in certain respects. The U.S. Treasury Department recently issued final and proposed Treasury Regulations modifying certain aspects of the income and asset tests described above, as well as the rules governing whether a U.S. person is treated as indirectly owning an interest in a PFIC. The proposed regulations will not be effective unless and until they are adopted in final form. Each U.S. Holder should consult an independent tax adviser regarding the application of the PFIC rules, including the foregoing filing requirements and the recently issued final and proposed Treasury Regulations, as well as the advisability of making a QEF Election or, if applicable, a mark-to-market election, with respect to any PFIC in which such holder is treated as owning an interest through BEP.
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
U.S. Withholding Taxes
Although each U.S. Holder is required to provide BEP with an IRS Form W-9, we nevertheless may be unable to accurately or timely determine the tax status of our LP unitholders for purposes of obtaining reduced rates of withholding. Accordingly, because BEP and BRELP are foreign partnerships, and neither BEP nor BRELP has entered into an agreement with the IRS to act as a “withholding foreign partnership” for U.S. federal income tax purposes, any payment of an amount which is subject to U.S. federal withholding generally will be subject to U.S. withholding at a rate of 30%. A U.S. Holder would be able to treat as a credit such holder’s allocable share of any U.S. withholding taxes paid in the taxable year in which such withholding taxes were paid and, as a result, might be entitled to a refund of such taxes from the IRS. In the event a U.S. Holder transfers or otherwise disposes of some or all of such holder’s LP units, special rules might apply for purposes of determining whether such holder or the transferee of such LP units is subject to U.S. withholding taxes in respect of income allocable to, or distributions made on account of, such LP units or entitled to refunds of any such taxes withheld. See below “— Administrative Matters — Certain Effects of a Transfer of LP units”. Each U.S. Holder should consult an independent tax adviser regarding the treatment of U.S. withholding taxes.

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
However, there can be no assurance that the law will not change or that the IRS will not deem BEP to be engaged in a U.S. trade or business. If, contrary to the Managing General Partner’s expectations, BEP is treated as engaged in a U.S. trade or business, then a Non-U.S. Holder generally would be required to file a U.S. federal income tax return, even if no effectively connected income were allocable to it. If BEP were to have income treated as effectively connected with a U.S. trade or business, then a Non-U.S. Holder would be required to report that income and would be subject to U.S. federal income tax at the regular graduated rates. In addition, BEP generally would be required to withhold U.S. federal income tax on such Non-U.S. Holder’s distributive share of such income. A corporate Non-U.S. Holder might also be subject to branch profits tax at a rate of 30%, or at a lower treaty rate, if applicable. If, contrary to expectation, BEP were engaged in a U.S. trade or business, then gain or loss from the sale of LP units by a Non-U.S. Holder would be treated as effectively connected with such trade or business to the extent that such Non-U.S. Holder would have had effectively connected gain or loss had BEP sold all of its assets at their fair market value as of the date of such sale. In such case, any such effectively connected gain generally would be taxable at the regular graduated rates, and the amount realized from such sale generally would be subject to a 10% U.S. federal withholding tax. Under Treasury Regulations, the 10% U.S. federal withholding tax generally does not apply to transfers of interests in publicly traded partnerships before January 1, 2022.

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
In general, even if BEP is not engaged in a U.S. trade or business, and assuming a Non-U.S. Holder is not otherwise engaged in a U.S. trade or business, such holder will nonetheless be subject to a federal withholding tax equal to 30% of the gross amount of its allocable share of certain U.S.-source income (such as dividends and interest) which is not effectively connected with a U.S. trade or business. Income subjected to such a flat tax rate is income of a fixed or determinable annual or periodic nature, including dividends and certain interest income. Such withholding tax may be reduced or eliminated with respect to certain types of income under an applicable income tax treaty between the United States and a Non-U.S. Holder’s country of residence or under the “portfolio interest” rules or other provisions of the U.S. Internal Revenue Code, provided that such holder properly certifies its eligibility for such treatment. Notwithstanding the foregoing, and although each Non-U.S. Holder is required to provide an IRS Form W-8 to establish an exemption from or reduction in U.S. withholding, we nevertheless may be unable to accurately or timely determine the tax status of our LP unitholders for purposes of establishing whether reduced rates of withholding apply to some or all of our LP unitholders. In such a case, a Non-U.S. Holder’s allocable share of distributions of U.S.-source dividend and interest income will be subject to U.S. withholding tax at a rate of 30%. Further, if a Non-U.S. Holder would not be subject to U.S. tax based on its tax status or otherwise were eligible for a reduced rate of U.S. withholding, such holder might need to take additional steps to receive a credit or refund of any excess withholding tax paid on its account, which could include the filing of a non-resident U.S. income tax return with the IRS. Among other limitations applicable to claiming treaty benefits, if a Non-U.S. Holder resides in a treaty jurisdiction which does not treat BEP as a pass-through entity, such holder might not be eligible to receive a refund or credit of excess U.S. withholding taxes paid on its account. In the event a Non-U.S. Holder transfers or otherwise disposes of some or all of such holder’s LP units, special rules may apply for purposes of determining whether such holder or the transferee of such LP units is subject to U.S. withholding taxes in respect of income allocable to, or distributions made on account of, such LP units or entitled to refunds of any such taxes withheld. See below “— Administrative Matters — Certain Effects of a Transfer of LP units”. Each Non-U.S. Holder should consult an independent tax adviser regarding the treatment of U.S. withholding taxes.
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
Pursuant to the partnership audit rules, a “partnership representative” designated by our partnership will have the sole authority to act on behalf of BEP in connection with any administrative or judicial review of BEP’s items of income, gain, loss, deduction, or credit. In particular, our partnership representative will have the sole authority to bind both our former and current LP unitholders and to make certain elections on behalf of BEP pursuant to the partnership audit rules.
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
Withholding and Backup Withholding
For each calendar year, BEP may be required to report to each LP unitholder and to the IRS the amount of distributions that BEP pays, and the amount of tax (if any) that BEP withholds on these distributions. The proper application to BEP of the rules for withholding under Sections 1441 through 1446 of the U.S. Internal Revenue Code (applicable to certain dividends, interest, and amounts treated as effectively connected with a U.S. trade or business, among other items) is unclear. Because the documentation BEP receives may not properly reflect the identities of LP unitholders at any particular time (in light of possible sales of our LP units), we may over-withhold or under-withhold with respect to a particular LP unitholder. For example, we may impose withholding, remit such amount to the IRS and thus reduce the amount of a distribution paid to a Non-U.S. Holder. It may be the case, however, that the corresponding amount of BEP’s income was not properly allocable to such holder, and the appropriate amount of withholding should have been less than the actual amount withheld. Such Non-U.S. Holder would be entitled to a credit against the holder’s U.S. federal income tax liability for all withholding, including any such excess withholding. However, if the withheld amount were to exceed the holder’s U.S. federal income tax liability, the holder would need to apply for a refund to obtain the benefit of such excess withholding. Similarly, we may fail to withhold with respect to a payment, and it may be the case that the corresponding income was properly allocable to a Non-U.S. Holder and that withholding should have been imposed. In such case, we intend to pay the under-withheld amount to the IRS, and we may treat such under-withholding as an expense that will be borne indirectly by all LP unitholders on a pro rata basis (since we may be unable to allocate any such excess withholding tax cost to the relevant Non-U.S. Holder).
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
If an LP unitholder does not timely provide BEP, or the applicable nominee, broker, clearing agent, or other intermediary, with IRS Form W-9 or IRS Form W-8, as applicable, or such form is not properly completed, then BEP may become subject to U.S. backup withholding taxes in excess of what would have been imposed had BEP or the applicable intermediary received properly completed forms from all LP unitholders. For administrative reasons, and in order to maintain the fungibility of our LP units, such excess U.S. backup withholding taxes, and if necessary similar items, may be treated by BEP as an expense that will be borne indirectly by all LP unitholders on a pro rata basis (e.g., since it may be impractical for BEP to allocate any such excess withholding tax cost to our LP unitholders that failed to timely provide the proper U.S. tax forms).
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
We intend to comply with FATCA so as to ensure that the 30% withholding tax does not apply to withholdable payments received by BEP, BRELP, the Holding Entities, or the Operating Entities. Nonetheless, the 30% withholding tax may also apply to an LP unitholder’s allocable share of distributions attributable to withholdable payments, unless such LP unitholder properly certifies its FATCA status on IRS Form W-8 or IRS Form W-9 (as applicable) and satisfies any additional requirements under FATCA.
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
Certain Effects of a Transfer of LP units
BEP may allocate items of income, gain, loss, deduction, and credit using a monthly convention, whereby any such items recognized in a given month by BEP are allocated to LP unitholders as of a specified date of such month. Any U.S. withholding taxes applicable to dividends received by BRELP (and, in turn, BEP) generally will be withheld only when such dividends are paid. Because BEP generally intends to distribute amounts received in respect of dividends shortly after receipt of such amounts, it is generally expected that any U.S. withholding taxes withheld on such amounts will correspond to our LP unitholders who were allocated income and who received the distributions in respect of such amounts. BRELP may invest in debt obligations or other securities for which the accrual of interest or income thereon is not matched by a contemporaneous receipt of cash. Any such accrued interest or other income would be allocated pursuant to such monthly convention. Consequently, LP unitholders may recognize income in excess of cash distributions received from BEP, and any income so included by an LP unitholder would increase the basis such LP unitholder has in LP units and would offset any gain (or increase the amount of loss) realized by such LP unitholder on a subsequent disposition of its LP units. In addition, U.S. withholding taxes generally would be withheld only on the payment of cash in respect of such accrued interest or other income, and, therefore, it is possible that some LP unitholders would be allocated income which might be distributed to a subsequent LP unitholder, and the distribution received by such subsequent LP unitholder would be reduced by withholding. As a result, the subsequent LP unitholder, and not the LP unitholder who was allocated income, would be entitled to claim any available credit with respect to such withholding.
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

Nominee Reporting
Persons who hold an interest in BEP as a nominee for another person may be required to furnish to BEP:
i.the name, address and taxpayer identification number of the beneficial owner and the nominee;
ii.whether the beneficial owner is (a) a person that is not a U.S. person, (b) a foreign government, an international organization, or any wholly-owned agency or instrumentality of either of the foregoing, or (c) a tax-exempt entity;
iii.the amount and description of LP units held, acquired, or transferred for the beneficial owner; and
iv.specific information including the dates of acquisitions and transfers, means of acquisitions and transfers, and acquisition cost for purchases, as well as the amount of net proceeds from sales.
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
This summary also assumes that no payments to a Holder in respect of any Preferred Units that are guaranteed by the Preferred Unit Guarantors are made by such guarantors pursuant to the Preferred Unit Guarantees.
This summary does not address the deductibility of interest on money borrowed to acquire our Units nor whether any amounts in respect of our Units could be “split income” for the purposes of the Tax Act.
This summary is of a general nature only and is not intended to be, nor should it be construed to be, legal or tax advice to any particular Holder, and no representation with respect to the Canadian federal income tax consequences to any particular Holder is made. Consequently, Holders are advised to consult their own tax advisors with respect to their particular circumstances. See also Item 3.D “Risk Factors — Risks Relating to Taxation — Canada”.

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
BEP will not itself be a taxable entity and is not expected to be required to file an income tax return in Canada for any taxation year. However, BEP’s income (or loss) for a fiscal period for purposes of the Tax Act will be computed as if BEP were a separate person resident in Canada and the partners will be allocated a share of that income (or loss) in accordance with the Amended and Restated Limited Partnership Agreement of BEP. BEP’s income (or loss) will include BEP's share of the income (or loss) of BRELP for a fiscal year determined in accordance with the Amended and Restated Limited Partnership Agreement of BRELP. For this purpose, BEP’s fiscal year end and that of BRELP will be December 31.
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
If, with respect to a given fiscal year, no distribution is made by BEP to Unitholders or BEP has a loss for tax purposes, one quarter of the income, or loss, as the case may be, for tax purposes for such fiscal year that is allocable to our Unitholders will be allocated to the Resident Holders of record at the end of each calendar quarter ending in such fiscal year as follows: (i) to the Preferred Unitholders in respect of the Preferred Units held by them on each such date, such amount of BEP’s income or loss for tax purposes, as the case may be, as the Managing General Partner determines is reasonable in the circumstances having regard to such factors as the Managing General Partner considers to be relevant, including, without limitation, the relative amount of capital contributed to our partnership on the issuance of Preferred Units as compared to all other Units and the relative fair market value of the Preferred Units, as the case may be, as compared to all other Units, and (ii) to the Unitholders other than in respect of the Preferred Units, the remaining amount of our partnership’s income or loss for tax purposes, as the case may be, pro rata in the proportion that the number of Units of BEP (other than the Preferred Units) held at each such date by a Resident Holder is of the total number of Units of BEP (other than Preferred Units) that are issued and outstanding at each such date.

Notwithstanding the foregoing, if each of the following conditions are true in a given fiscal year of BEP:
(i) BEP or an affiliate of BEP acquires, buys, buys back or otherwise purchases Units (other than Preferred Units) in connection with an offer or program by BEP or the affiliate to acquire, buy, buy back, or otherwise purchase Units (other than Preferred Units) other than by way of a normal course issuer bid or other open market purchase;

(ii) the money or property that is used by BEP or the affiliate to acquire, buy, buy back or otherwise purchase Units (other than Preferred Units) is derived exclusively in whole or in part, directly or indirectly, from money or property that is received by BEP from BRELP as consideration for the purchase for cancellation by BRELP of general partnership units;

(iii) BEP has income for tax purposes; and

(iv) the income for tax purposes includes positive amounts each of which is an amount that is derived from (A) capital gains realized by BEP by reason of the purchase for cancellation by BRELP of general partnership units owned by BEP or (B) the allocation of income for tax purposes of BRELP to BEP in accordance with BRELP’s limited partnership agreement in connection with transactions that provide money or property to BRELP that is used exclusively in whole or in part by BRELP to purchase for cancellation general partnership units owned by BEP, then the income for tax purposes of BEP for such fiscal year will generally be allocated as follows: the lesser of (1) the amount of income for tax purposes of BEP for such fiscal year, and (2) the aggregate of the positive amounts included in income for tax purposes for such fiscal year described in item (iv) above, will be allocated exclusively and specially (the “Special Income Allocation Amount”) to Resident Holders whose Units (other than Preferred Units) are acquired, bought, bought back or otherwise purchased by BEP or the affiliate, on the basis that each such Resident Holder shall be allocated the proportion of the Special Income Allocation Amount that the number of Units (other than Preferred Units) acquired by BEP or the affiliate from the Resident Holder is of the total number of Units (other than Preferred Units) acquired from all partners. The balance (if any) of the income for tax purposes for such fiscal year (being the amount remaining after subtracting the Special Income Allocation Amount from the income for tax purposes for such fiscal year) will be allocated in the regular manner described above. For greater certainty: (a) the money or property received by a partner whose Units (other than Preferred Units) are acquired, bought, bought back, or otherwise purchased by BEP or an affiliate of BEP will not be considered to be a “distribution” from BEP, (b) the allocation of income described above shall not apply to an affiliate of BEP that has acquired Units (other than Preferred Units) from a partner pursuant to an offer or program described in item (i) above and such Units (other than Preferred Units) are subsequently acquired, bought back or otherwise purchased for cancellation by BEP; and (c) the money or property received by an affiliate of BEP on such a subsequent acquisition by BEP of the Units (other than Preferred Units) acquired by the affiliate of BEP from Resident Holders pursuant to an offer or program described in item (i) above shall not be considered to be a “distribution” from BEP.
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
The foregoing discussion of the calculation of the adjusted cost base assumes that each class and series of partnership interests in BEP are treated as separate property for purposes of the Tax Act. However, the CRA’s position is to treat all the different types of interests in a partnership that a partner may hold as one capital property, including for purposes of determining the adjusted cost base of all such partnership interests. As a result, on a disposition of a particular type of unit, a partner’s total adjusted cost base is required to be allocated in a reasonable manner to the particular type of unit being disposed of. As acknowledged by the CRA, there is no particular method for determining a reasonable allocation of the adjusted cost base of a partnership interest to the part of the partnership interest that is disposed of. Furthermore, more than one method may be reasonable. If the CRA’s position applies, on a disposition by a Resident Holder of a particular type of Units of BEP, the Resident Holder should generally be able to allocate his or her adjusted cost base in a manner that treats the different classes and series of Units of BEP as separate property. Accordingly, the Managing General Partner intends to provide Unitholders with partnership information returns using such allocation.
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
The following portion of the summary assumes that (i) our Units are not, and will not at any relevant time constitute, “taxable Canadian property” of any Non-Resident Holder and (ii) BEP and BRELP will not dispose of property that is “taxable Canadian property”. “Taxable Canadian property” includes, but is not limited to, property that is used or held in a business carried on in Canada and shares of corporations that are not listed on a “designated stock exchange” if more than 50% of the fair market value of the shares is derived from certain Canadian properties during the 60-month period immediately preceding the particular time. In general, our Units will not constitute “taxable Canadian property” of any Non-Resident Holder at the time of disposition or deemed disposition, unless (a) at any time in the 60-month period immediately preceding the disposition or deemed disposition, more than 50% of the fair market value of our Units was derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves “taxable Canadian property”), from one or any combination of (i) real or immovable property situated in Canada; (ii) “Canadian resource properties”; (iii) “timber resource properties”; and (iv) options in respect of, or interests in, or for civil law rights in, such property, whether or not such property exists, or (b) our Units are otherwise deemed to be “taxable Canadian property”. Since BEP’s assets will consist principally of units of BRELP, our Units would generally be “taxable Canadian property” at a particular time if the units of BRELP held by BEP derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves “taxable Canadian property”), more than 50% of their fair market value from properties described in (i) to (iv) above, at any time in the 60-month period preceding the particular time. The Managing General Partner and the BRELP General Partner do not expect our Units to be “taxable Canadian property” of any Non-Resident Holder and they do not expect BEP or BRELP to dispose of “taxable Canadian property”. However, no assurance can be given in these regards. See Item 3.D “Risk Factors — Risks Relating to Taxation — Canada”.
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

PART II
ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
ITEM 15.    CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (Exchange Act)), as of the end of the period covered by this Form 20-F. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2020, our disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that material information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. While disclosure controls and procedures and internal controls over financial reporting were adequate and effective we continue to implement certain measures to strengthen control processes and procedures.
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including persons performing the functions of principal executive and principal financial officers for us, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2020, based on the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on evaluation under the foregoing, our management concluded that our internal control over financial reporting was effective as of December 31, 2020. Management excluded from its design and assessment of the internal controls of investments acquired in 2020, which include the 100 MW concentrated solar portfolio in Spain, whose total assets and net assets on a combined basis constitute approximately 2% and 1%, respectively, of the consolidated financial statement amounts as of December 31, 2020 and 2% and 3% of revenues and net loss, respectively, for the year then ended.
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
Report of Independent Registered Public Accounting Firm
The effectiveness of our internal control over financial reporting as of December 31, 2020 has been audited by Ernst & Young LLP, Chartered Professional Accountants, Licensed Public Accountants, who have also audited our consolidated financial statements, as stated in their reports which are included herein.
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
Changes in Internal Control
There was no change in our internal control over financial reporting during the year ended December 31, 2020, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
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
16.B    CODE OF ETHICS
Brookfield Renewable has adopted a Code of Business Conduct and Ethics that applies to the members of the board of directors of our Managing General Partner, our partnership and any officers or employees of our Managing General Partner. The Code has been updated as of May 2020 and we have posted a copy of the current Code on our website at https://bep.brookfield.com/en/corporate-governance/governance-documents.
16.C    PRINCIPAL ACCOUNTANT FEES AND SERVICES
Our Managing General Partner has retained Ernst & Young LLP to act as our partnership’s independent registered chartered accountants.
The table below summarizes the fees for professional services rendered by Ernst & Young LLP for the audit of our annual financial statements for the years ended December 31, 2020, 2019, and 2018. A majority of the fees to Ernst & Young are billed and settled in Canadian dollars. In order to provide comparability with BEP’s financial statements, which are reported in U.S. dollars, all Canadian dollar amounts in the table have been converted to U.S. dollars at an average annual rate.

(THOUSANDS)	2020	2019	2018
Audit Fees (1)	$21,038	$10,767	$9,700
Audit-related fees (2)	1,995	771	935
Tax fees (3)	156	174	101
	$23,189	$11,712	$10,736
(1)Audit fees include fees for the audit of our annual consolidated financial statements, internal control over financing reporting and interim reviews of the consolidated financial statements included in our quarterly interim reports.  This fee also includes fees for the audit or review of financial statements for certain of our subsidiaries, including audits of individual assets to comply with lender, joint venture partner or regulatory requirements.
(2)Audit-related fees relate primarily to services pertaining to financial due diligence, capital market transactions (including the special distribution), Sarbanes-Oxley readiness activities, Form 20-F and other securities related matters. Audit-related fees also include other services.
(3)Includes professional services related to tax compliance, tax advice and tax planning in connection with domestic and foreign operations and corresponding tax implications.
The Audit Committee of our Managing General Partner pre-approves all audit and non-audit services provided to our partnership by Ernst & Young LLP.
16.D    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE
None.

16.E    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
BEP Repurchases
BEP may from time-to-time, subject to applicable law, purchase Units for cancellation in the open market, provided that any necessary approval has been obtained. In July 2020, the TSX accepted a notice of BEP’s intention to commence its normal course issuer bid in connection with its outstanding Preferred Units, which permits BEP to repurchase up to 10% of the total public float of each series of the Preferred Units.   Repurchases were authorized to commence on July 9, 2020 and the bid will expire on July 8, 2021 or earlier should BEP complete its repurchases prior to such date.  In December 2020, the TSX accepted a notice of BEP’s intention to commence its normal course issuer bid, which permitted BEP to repurchase up to 13,740,072 issued and outstanding LP units. The price to be paid for our LP units under the normal course issuer bid will be the market price at the time of purchase or such other price as may be permitted. The actual number of LP units to be purchased and the timing of such purchases will be determined by BEP, and all purchases will be made through the facilities of the TSX, the NYSE and/or Canadian and U.S. alternative trading systems, if eligible. Repurchases were authorized to commence on December 16, 2020 and are required to terminate on December 15, 2021 or earlier should BEP have completed its repurchases prior to such date. For the year ended December 31, 2020, BEP made no repurchases. A copy of the Notice of Intention for each normal course issuer bid may be obtained without charge by contacting Investor Relations by phone at 1-833-236-0278 or by email at enquiries@brookfieldrenewable.com.

Issuer Purchases of LP units
Period	(a) Total Number of LP Units Purchased	(b) Average Price Paid per LP unit	(c) Total Number of LP units Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of LP units that May Yet Be Purchased Under the Plans or Programs
January 1, 2020 to December 11, 2020	Nil	Nil	Nil	8,900,000
December 16, 2020 to December 31, 2020	Nil	Nil	Nil	13,740,072
Total	Nil		Nil

Issuer Purchases of Preferred Units
Period		(a) Total Number of Preferred Units Purchased	(b) Average Price Paid per Preferred Unit	(c) Total Number of Preferred Units Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Preferred Units that May Yet Be Purchased Under the Plans or Programs
July 9, 2020 to December 31, 2020	Series 5	Nil	Nil	Nil	288,549
	Series 7	Nil	Nil	Nil	700,000
	Series 9	Nil	Nil	Nil	800,000
	Series 11	Nil	Nil	Nil	1,000,000
	Series 13	Nil	Nil	Nil	1,000,000
	Series 15	Nil	Nil	Nil	700,000
Total		Nil		Nil

BRP Equity Repurchases
In July 2020, the TSX accepted a notice of BRP Equity’s intention to renew its normal course issuer bid in connection with its outstanding Class A Preference Shares, which permits BRP Equity to repurchase up to 10% of the total public float of each series of the Class A Preference Shares. Repurchases were authorized to commence on July 9, 2020 and the bid will expire on July 8, 2021 or earlier should BRP Equity complete its repurchases prior to such date. For the year ended December 31, 2020, BRP Equity made no repurchases. A copy of the Notice of Intention for each normal course issuer bid may be obtained without charge by contacting Investor Relations by phone at 1-833-236-0278 or by email at enquiries@brookfieldrenewable.com.

Issuer Purchases of Equity Securities
Period	(a) Total Number of Shares Purchased		(b) Average Price Paid per Share	(c) Total number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
January 1, 2020 to July 8, 2020	Series 1	Nil	Nil	Nil	544,887
	Series 2	Nil	Nil	Nil	451,038
	Series 3	Nil	Nil	Nil	996,139
	Series 5	Nil	Nil	Nil	411,450
	Series 6	Nil	Nil	Nil	700,000
July 9, 2020 to December 31, 2020	Series 1	Nil	Nil	Nil	684,873
	Series 2	Nil	Nil	Nil	311,053
	Series 3	Nil	Nil	Nil	996,139
	Series 5	Nil	Nil	Nil	411,450
	Series 6	Nil	Nil	Nil	700,000

16.F    CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
None.
16.G    CORPORATE GOVERNANCE
Our corporate practices are not materially different from those required of domestic limited partnerships under the NYSE listing standards.
16.H    MINE SAFETY DISCLOSURE
Not applicable.

PART III
ITEM 17.    FINANCIAL STATEMENTS
Not applicable.
ITEM 18.    FINANCIAL STATEMENTS
See our financial statements beginning on page F-1, which are filed as part of this Form 20-F.
ITEM 19.    EXHIBITS

Number	Description
1.1	Certificate of Registration of Brookfield Renewable Energy Partners L.P., dated June 29, 2011.(1)
1.2	Certificate of Deposit of Supplementary Certificate of Brookfield Renewable Energy Partners L.P., dated August 29, 2011.(1)
1.3	Certificate of Deposit of Supplementary Certificate of Brookfield Renewable Energy Partners L.P., dated December 21, 2011.(1)
1.4	Certificate of Deposit of Supplementary Certificate of Brookfield Renewable Energy Partners L.P., dated May 11, 2012.(1)
1.5	Certificate of Deposit of Supplementary Certificate of Brookfield Renewable Partners L.P., dated May 4, 2016.(6)
1.6	Certificate of Deposit of Memorandum of Increase of Share Capital, dated November 23, 2011.(1)
1.7	Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated May 3, 2016.(7)
1.8	First Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated May 25, 2016.(8)
1.9	Second Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated February 14, 2017.(9)
1.10	Third Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated January 16, 2018.(10)
1.11	Fourth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated February 28, 2019.(11)
1.12	Fifth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated March 11, 2019.(12)
1.13	Sixth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated February 24, 2020.(13)
1.14	Seventh Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated July 28, 2020.(15)
1.15	Articles of Incorporation of Brookfield Renewable Partners Limited.(1)
1.16	Form 13 Amending the Registered Office of Brookfield Renewable Partners Limited.(1)
1.17	Bye-laws of Brookfield Renewable Partners Limited.(5)
2.1	Description of Securities.(18)
4.1	Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Energy L.P., dated December 30, 2020.(17)
4.2
Third Amended and Restated Master Services Agreement, dated May 11, 2020, by and among Brookfield Asset Management Inc., Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., and others.(14)

4.3
First Amendment to the Third Amended and Restated Master Services Agreement, dated July 30, 2020, by and among Brookfield Asset Management Inc., Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., and others.(16)

4.4
Relationship Agreement, dated November 28, 2011 and as thereafter amended, by and among Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., the Service Provider, Brookfield Asset Management Inc., and others.(16)

4.5
Third Amendment to the Relationship Agreement, dated February 3, 2021, by and among Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., the Service Provider, Brookfield Asset Management Inc., and others.(17)

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

4.9	Guarantee, dated November 23, 2011, by Brookfield Renewable Energy L.P. and BNY Trust Company of Canada.(1)
4.1	Guarantee, dated November 23, 2011, by Brookfield Renewable Energy Partners L.P. and BNY Trust Company of Canada.(1)
4.11	Guarantee, dated November 23, 2011, by BRP Bermuda Holdings I Limited and BNY Trust Company of Canada.(1)
4.12	Guarantee, dated November 23, 2011, by Brookfield BRP Holdings (Canada) Inc. and BNY Trust Company of Canada.(1)
4.13	Energy Revenue Agreement, dated November 23, 2011, between Brookfield Energy Marketing LP and Brookfield Power US Holding America Co.(1)
4.14
Amended and Restated Guarantee Indenture, dated November 25, 2011, by and among the Preference Share Guarantors from time to time party thereto, Brookfield Renewable Power Preferred Equity Inc. and Computershare Trust Company of Canada (Class A Preference Shares, Series 1).(1)

4.15
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

4.17
Guarantee Indenture, dated October 11, 2012, by and among the Preference Share Guarantors from time to time party thereto, Brookfield Renewable Power Preferred Equity Inc., and Computershare Trust Company of Canada (Class A Preference Shares, Series 4).(1)

4.18
Guarantee Indenture, dated January 29, 2013, by and among the Preference Share Guarantors from time to time party thereto, Brookfield Renewable Power Preferred Equity Inc., and Computershare Trust Company of Canada (Class A Preference Shares, Series 5).(1)

4.19
Guarantee Indenture, dated May 1, 2013, by and among the Preference Share Guarantors from time to time party thereto, Brookfield Renewable Power Preferred Equity Inc., and Computershare Trust Company of Canada (Class A Preference Shares, Series 6).(1)

4.20	Guarantee, dated October 7, 2014, by Brookfield BRP Europe Holdings (Bermuda) Limited and BNY Trust Company of Canada.(2)
4.21	Guarantee, dated February 26, 2015, by Brookfield Renewable Investments Limited and BNY Trust Company of Canada.(2)
4.22
Guarantee Indenture, dated November 25, 2015, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Energy Partners L.P., and Computershare Trust Company of Canada (Series 7 Preferred Units).(3)

4.23
Guarantee Indenture, dated November 25, 2015, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Energy Partners L.P., and Computershare Trust Company of Canada (Series 8 Preferred Units).(3)

4.24
Guarantee Indenture, dated February 11, 2016, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Energy Partners L.P., and Computershare Trust Company of Canada (Series 5 Preferred Units).(4)

4.25
Guarantee Indenture, dated May 25, 2016, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Partners L.P., and Computershare Trust Company of Canada (Series 9 Preferred Units).(8)

4.26
Guarantee Indenture, dated May 25, 2016, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Partners L.P., and Computershare Trust Company of Canada (Series 10 Preferred Units).(8)

4.27
Guarantee Indenture, dated February 14, 2017, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Partners L.P., and Computershare Trust Company of Canada (Series 11 Preferred Units).(9)

4.28
Guarantee Indenture, dated February 14, 2017, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Partners L.P., and Computershare Trust Company of Canada (Series 12 Preferred Units).(9)

4.29
Guarantee Indenture, dated January 16, 2018, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Partners L.P., and Computershare Trust Company of Canada (Series 13 Preferred Units).(10)

4.30
Guarantee Indenture, dated January 16, 2018, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Partners L.P., and Computershare Trust Company of Canada (Series 14 Preferred Units).(10)

4.31
Guarantee Indenture, dated March 11, 2019, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Partners L.P., and Computershare Trust Company of Canada (Series 15 Preferred Units).(12)

4.32
Guarantee Indenture, dated March 11, 2019, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Partners L.P., and Computershare Trust Company of Canada (Series 16 Preferred Units).(12)

4.33	Guarantee Indenture, dated July 29, 2020, by and among Brookfield Renewable Partners L.P., BEP Subco Inc. and Computershare Trust Company of Canada.(16)
4.34	Guarantee Indenture, dated July 29, 2020, by and among BEP Subco Inc., Brookfield Renewable Power Preferred Equity Inc. and Computershare Trust Company of Canada. (16)
4.35	Guarantee, dated July 29, 2020, by BEP Subco Inc. in favor of BNY Trust Company of Canada.(16)
4.36	Equity Commitment Agreement, dated July 30, 2020, by and among Brookfield BRP Holdings (Canada) Inc., Brookfield Renewable Corporation and Brookfield Renewable Partners L.P.(16)
8.1	Significant subsidiaries (as defined in §210-1.02(w) of Regulation S-X) of Brookfield Renewable Partners L.P. (incorporated by reference to Item 4.C “Organizational Structure”).
11.1	Code of Business Conduct and Ethics.(16)
12.1
Certification of Connor Teskey, Chief Executive Officer of BRP Energy Group L.P., the Service Provider of Brookfield Renewable Partners L.P., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(18)

12.2
Certification of Wyatt Hartley, Chief Financial Officer of BRP Energy Group L.P., the Service Provider of Brookfield Renewable Partners L.P., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(18)

13.1
Certification of Connor Teskey, Chief Executive Officer of BRP Energy Group L.P., the Service Provider of Brookfield Renewable Partners L.P., pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes-Oxley Act of 2002.(18)

13.2
Certification of Wyatt Hartley, Chief Financial Officer of BRP Energy Group L.P., the Service Provider of Brookfield Renewable Partners L.P., pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes-Oxley Act of 2002.(18)

15.1	Board of Directors Charter of the Managing General Partner of Brookfield Renewable Partners L.P.(18)
15.2	Audit Committee Charter of the Managing General Partner of Brookfield Renewable Partners L.P.(18)
15.3	Consent of Ernst & Young LLP.(18)
101	The following materials from Brookfield Renewable Partners L.P.’s annual report on Form 20-F for the year ended December 31, 2020, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Financial Statements of Brookfield Renewable Partners L.P. and (ii) Notes to the Consolidated Financial Statements of Brookfield Renewable Partners L.P., tagged as blocks of text and in detail.

(1)Filed as an exhibit to Registration Statement on Form 20-F including all amendments thereto, with the last such amendment having been made on May 16, 2013, and incorporated herein by reference.
(2)Filed as an exhibit to our 2014 Form 20-F as filed on February 27, 2015 and incorporated herein by reference.
(3)Filed as an exhibit to Form 6-K on November 27, 2015, and incorporated herein by reference.
(4)Filed as an exhibit to Form 6-K on February 11, 2016, and incorporated herein by reference.
(5)Filed as an exhibit to our 2015 Form 20-F as filed on February 26, 2016, and incorporated herein by reference.
(6)Filed as an exhibit to Form 6-K on May 4, 2016, and incorporated herein by reference.
(7)Filed as an exhibit to Form 6-K on May 6, 2016, and incorporated herein by reference.
(8)Filed as an exhibit to Form 6-K on May 26, 2016, and incorporated herein by reference.
(9)Filed as an exhibit to Form 6-K on February 14, 2017, and incorporated herein by reference.
(10)Filed as an exhibit to Form 6-K on January 17, 2018, and incorporated herein by reference.
(11)Filed as an exhibit to Form 6-K on February 28, 2019, and incorporated herein by reference.
(12)Filed as an exhibit to Form 6-K on March 11, 2019, and incorporated herein by reference.
(13)Filed as an exhibit to Form 6-K on February 24, 2020, and incorporated herein by reference.
(14)Filed as an exhibit to Form 6-K on May 18, 2020, and incorporated herein by reference.
(15)Filed as an exhibit to Form 6-K on July 29, 2020, and incorporated herein by reference.
(16)Filed as an exhibit to Form 6-K on August 3, 2020, and incorporated herein by reference.
(17)Filed as an exhibit to Form 6-K on February 8, 2021, and incorporated herein by reference.
(18)Filed herewith.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing this Form 20-F and that it has duly caused and authorized the undersigned to sign this Form 20-F on its behalf.

Dated: February 26, 2021	BROOKFIELD RENEWABLE PARTNERS L.P. by its general partner, Brookfield Renewable Partners Limited

	By:	/s/ Wyatt Hartley
		Name:	Wyatt Hartley
		Title:	Chief Financial Officer of the Service Provider, BRP Energy Group L.P.

BROOKFIELD RENEWABLE PARTNERS L.P.
INDEX TO FINANCIAL STATEMENTS

Page

Audited Consolidated Financial Statements as at December 31, 2020 and 2019 and for the Years Ended December 31, 2020, 2019 and 2018	F - 2

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

Connor Teskey Chief Executive Officer	Wyatt Hartley Chief Financial Officer
February 26, 2021

F - 2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of Brookfield Renewable Partners Limited (General Partner of Brookfield Renewable Partners L.P.) and Partners of Brookfield Renewable Partners L.P.

Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Brookfield Renewable Partners L.P. (“Brookfield Renewable” or “the Partnership”) as of December 31, 2020 and 2019, the related consolidated statements of income (loss), comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2020, and the related notes (collectively referred to as the “consolidated financial statements”).
In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Brookfield Renewable as at December 31, 2020 and 2019, and the results of its operations and its cash flows for each of the three years in the period ended December 31, 2020, in conformity with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), Brookfield Renewable’s internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control- Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 26, 2021 expressed an unqualified opinion thereon.

Change in Reporting Entity
As discussed in Note 1(c) iii) to the consolidated financial statements, the Partnership has retrospectively presented the common control transaction with TerraForm Power which occurred on July 31, 2020 that has been accounted for under the pooling of interest method.

Adoption of New Accounting Standard
As discussed in Note 1(i) to the consolidated financial statements, Brookfield Renewable changed its method of accounting for Leases in 2019 due to the adoption of IFRS 16, Leases.

Basis for Opinion
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

Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the consolidated financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the consolidated financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the consolidated financial statements, taken as a whole, and we are not, by

F - 3

communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

Revaluation of power generating assets
Description of the Matter
The Partnership measures power generating assets (classified as property, plant and equipment) using the revaluation method under IAS 16, Property, Plant and Equipment. As at December 31, 2020, property, plant and equipment on the balance sheet totaled $44,590 million. Revaluations of property, plant and equipment recognized in the statement of other comprehensive income totaled a gain of $4,112 million and a loss in the statement of profit or loss of $(75) million for 2020. As discussed in Notes 1(h), 1(r)(i) and 1(s)(iii) and 13 – Property, Plant and Equipment, at Fair Value to the consolidated financial statements, significant estimation and management judgment are involved in assessing the estimates and assumptions regarding the future performance of the power generating assets.

Management applies a dual approach which involves a discounted cash flow model as well as a market evaluation in determining the fair value of the Partnership’s power generating assets. Significant assumptions included within the discounted cash flow models are future electricity prices, discount rates, anticipated long-term average generation and estimated operating and capital expenditures.

Auditing the measurement of power generating assets is complex due to the highly judgmental nature of the significant assumptions described above, which required the involvement of specialists. Changes in these assumptions can have a material effect on the fair value of the power generating assets.

F - 4

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

For a sample of power generating assets, we performed audit procedures that included, among others, agreeing contracted power prices to executed power purchase agreements and assessing the anticipated long-term average generation through corroboration with third party engineering reports and historical trends. Further, we assessed the estimated operating and capital expenditures by comparison to historical data and to third party data for a selection of assets and tested the computational accuracy of the fair value model. With the assistance of our valuation specialists for the same samples, we also performed a sensitivity analysis over the future electricity prices and discount rates to evaluate the fair value of power generating assets. We also evaluated the fair values using other market-based evidence by comparing the portfolio as a whole to recent similar transactions and by calculating the revenue and EBITDA multiples of a sample of power generating assets and comparing them to multiples of comparable public companies.

Furthermore, we evaluated the adequacy of the Partnership’s disclosures regarding the significant assumptions and sensitivity analysis around the fair value of power generating assets.

F - 5

Significant acquisition
Description of the Matter
During 2020, the Partnership completed the acquisition of the Spanish CSP Portfolio, for total consideration of $121 million. As described in Notes 1(o) and 3, this business combination is accounted for using the acquisition method, and the results of operations have been included in the consolidated financial statements since the date of acquisition.

Auditing the above noted acquisition is complex given that significant estimation is required in determining the fair value of the power generating assets acquired. The significant assumptions include replacement cost per megawatt, discount rates, future power pricing in the regulated market and estimated future generation volume. These assumptions are forward looking and could be affected by future economic and market conditions.

How We Addressed the Matter in Our Audit
To test the fair value of the power generating assets, our audit procedures included, among others, assessing the significant assumptions described above and testing the completeness and accuracy of the underlying data. For example, we evaluated the estimated cash flows by comparing the estimated generation volume to third party engineering reports and to generation assumptions used for other assets within the Partnership’s portfolio in the region, as well as comparing the forward power pricing to regulatory rates. We involved our valuation specialists to assist in evaluating the valuation methodologies and the significant assumptions, including replacement cost and discount rates, used in the Partnership’s models.

We have served as Brookfield Renewable’s auditor since 2011.

Toronto, Canada
February 26, 2021

F - 6

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
Management assessed the effectiveness of Brookfield Renewable’s internal control over financial reporting as of December 31, 2020, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this assessment, management concludes that, as of December 31, 2020, Brookfield Renewable’s internal control over financial reporting is effective. Management excluded from its design and assessment of the internal controls of investments acquired in 2020, which include the 100 MW concentrated solar portfolio in Spain, whose total assets and net assets on a combined basis constitute approximately 2% and 1%, respectively, of the consolidated financial statement amounts as of December 31, 2020 and 2% and 3% of revenues and net loss, respectively, for the year then ended.
Brookfield Renewable’s internal control over financial reporting as of December 31, 2020, has been audited by Ernst & Young LLP, the Independent Registered Public Accounting Firm, who also audited Brookfield Renewable’s consolidated financial statements for the year ended December 31, 2020. As stated in the Report of Independent Registered Public Accounting Firm, Ernst & Young LLP expressed an unqualified opinion on the effectiveness of Brookfield Renewable’s internal control over financial reporting as of December 31, 2020.

Connor Teskey Chief Executive Officer	Wyatt Hartley Chief Financial Officer
February 26, 2021

F - 7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of Brookfield Renewable Partners Limited (General Partner of Brookfield Renewable Partners L.P.) and Partners of Brookfield Renewable Partners L.P.

Opinion on Internal Control Over Financial Reporting
We have audited Brookfield Renewable Partners L.P.’s (“Brookfield Renewable”) internal control over financial reporting as of December 31, 2020, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). In our opinion, Brookfield Renewable maintained, in all material respects, effective internal control over financial reporting as of December 31, 2020, based on the COSO criteria.
As indicated in the accompanying Management’s Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the 100 MW concentrated solar portfolio in Spain acquired in 2020, which is included in the 2020 consolidated financial statements of Brookfield Renewable and constituted approximately 2% and 1% of total and net assets, respectively, as of December 31, 2020 and 2% and 3% of revenues and net loss, respectively, for the year then ended. Our audit of internal control over financial reporting of Brookfield Renewable also did not include an evaluation of the internal control over financial reporting of the 100 MW concentrated solar portfolio in Spain acquired in 2020.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the 2020 consolidated financial statements of Brookfield Renewable and our report dated February 26, 2021 expressed an unqualified opinion thereon.

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

F - 8

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Toronto, Canada
February 26, 2021

F - 9

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT DECEMBER 31 (MILLIONS)	Notes	2020	2019
Assets
Current assets
Cash and cash equivalents	22	$431	$352
Restricted cash	23	208	189
Trade receivables and other current assets	24	928	979
Financial instrument assets	6	62	88
Due from related parties	30	56	60
Assets held for sale	5	57	352
		1,742	2,020
Financial instrument assets	6	407	225
Equity-accounted investments	21	971	937
Property, plant and equipment, at fair value	13	44,590	41,055
Intangible assets	14	232	241
Goodwill	19	970	949
Deferred income tax assets	12	205	166
Other long-term assets	25	605	603
		$49,722	$46,196
Liabilities
Current liabilities
Accounts payable and accrued liabilities	26	$625	$687
Financial instrument liabilities	6	283	246
Due to related parties	30	506	139
Corporate borrowings	15	3	—
Non-recourse borrowings	15	1,141	1,133
Provisions	29	304	81
Liabilities directly associated with assets held for sale	5	14	137
		2,876	2,423
Financial instrument liabilities	6	668	480
Corporate borrowings	15	2,132	2,100
Non-recourse borrowings	15	14,806	14,067
Deferred income tax liabilities	12	5,515	4,855
Provisions	27, 29	712	590
Other long-term liabilities	28	1,246	1,201
Equity
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	16	11,100	11,086
General partnership interest in a holding subsidiary held by Brookfield	16	56	68
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	16	2,721	3,317
Class A shares of Brookfield Renewable Corporation	16	2,408	—
Preferred equity	16	609	597
Preferred limited partners’ equity	17	1,028	833
Limited partners’ equity	18	3,845	4,579
		$21,767	$20,480
		$49,722	$46,196
The accompanying notes are an integral part of these consolidated financial statements.
Approved on behalf of Brookfield Renewable Partners L.P.:

Patricia Zuccotti Director	David Mann Director

F - 10

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

YEAR ENDED DECEMBER 31 (MILLIONS, EXCEPT AS NOTED)	Notes	2020	2019	2018
Revenues	30	$3,810	$3,971	$3,797
Other income	8	128	105	75
Direct operating costs	9	(1,274)	(1,263)	(1,273)
Management service costs	30	(235)	(135)	(94)
Interest expense	15	(976)	(1,001)	(973)
Share of earnings from equity-accounted investments	21	27	29	28
Foreign exchange and financial instruments gain (loss)	6	127	(36)	37
Depreciation	13	(1,367)	(1,271)	(1,151)
Other	10	(432)	(276)	(206)
Income tax (expense) recovery
Current	12	(66)	(70)	(32)
Deferred	12	213	27	375
		147	(43)	343
Net (loss) income		$(45)	$80	$583
Net (loss) income attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	16	$180	$113	$439
General partnership interest in a holding subsidiary held by Brookfield	16	62	50	41
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	16	(133)	(65)	16
Class A shares of Brookfield Renewable Corporation		(49)	—	—
Preferred equity	16	25	26	26
Preferred limited partners’ equity	17	54	44	38
Limited partners’ equity	18	(184)	(88)	23
		$(45)	$80	$583
Basic and diluted (loss) earnings per LP unit(1)		$(0.61)	$(0.26)	$0.07
(1)Basic and diluted (loss) earnings per LP unit has been retroactively adjusted to reflect the impact of the three-for-two Unit Split on December 11, 2020. Refer to Note 1(b) – Basis of preparation for further details.
The accompanying notes are an integral part of these consolidated financial statements.

F - 11

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEAR ENDED DECEMBER 31 (MILLIONS)	Notes	2020	2019	2018
Net (loss) income		$(45)	$80	$583
Other comprehensive income that will not be reclassified to net income
Revaluations of property, plant and equipment	13	4,112	2,413	5,722
Actuarial gain (loss) on defined benefit plans		(1)	(14)	9
Deferred income taxes on above items	12	(934)	(488)	(1,240)
Unrealized (loss) gain on investments in equity securities	6	(1)	35	(16)
Equity-accounted investments	21	12	81	168
Total items that will not be reclassified to net income		3,188	2,027	4,643
Other comprehensive income that will be reclassified to net income
Foreign currency translation	11	(840)	(91)	(844)
Gains (losses) arising during the year on financial instruments designated as cash-flow hedges	6	(27)	(18)	(7)
Unrealized gain (loss) on foreign exchange swaps – net investment hedge	6	(35)	14	102
Reclassification adjustments for amounts recognized in net income	6	(39)	7	18
Deferred income taxes on above items	12	10	6	(21)
Equity-accounted investments	21	17	—	—
Total items that may be reclassified subsequently to net income		(914)	(82)	(752)
Other comprehensive income		2,274	1,945	3,891
Comprehensive income		$2,229	$2,025	$4,474
Comprehensive income attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	16	$1,292	$1,117	$2,742
General partnership interest in a holding subsidiary held by Brookfield	16	70	57	54
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	16	280	316	695
Class A shares of Brookfield Renewable Corporation		103	—	—
Preferred equity	16	37	54	(22)
Preferred limited partners’ equity	17	54	44	38
Limited partners’ equity	18	393	437	967
		$2,229	$2,025	$4,474
The accompanying notes are an integral part of these consolidated financial statements.

F - 12

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income (loss)							Non-controlling interests
YEAR ENDED DECEMBER 31 (MILLIONS)	Limited partners’ equity	Foreign currency translation	Revaluation surplus	Actuarial gains (losses) on defined benefit plans	Cash flow hedges	Investments in equity securities	Total limited partners’ equity	Preferred limited partners’ equity	Preferred equity	Class A shares of BEPC	Participating non-controlling interests – in operating subsidiaries	General partnership interest in a holding subsidiary held by Brookfield	Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	Total equity
Balance, as at December 31, 2019	$(1,114)	$(700)	$6,422	$(9)	$(32)	$12	$4,579	$833	$597	$—	$11,086	$68	$3,317	$20,480
Net income (loss)	(184)	—	—	—	—	—	(184)	54	25	(49)	180	62	(133)	(45)
Other comprehensive income (loss)	—	(249)	827	—	(6)	5	577	—	12	152	1,112	8	413	2,274
Preferred Units issued (Note 17)	—	—	—	—	—	—	—	195	—	—	—	—	—	195
Capital contributions (Note 16)	—	—	—	—	—	—	—	—	—	—	520	—	—	520
Return of capital	—	—	—	—	—	—	—	—	—	—	(147)	—	—	(147)
Disposal (Note 4)	17	—	(17)	—	—	—	—	—	—	—	(15)	—	—	(15)
Distributions or dividends declared	(349)	—	—	—	—	—	(349)	(54)	(25)	(116)	(551)	(70)	(250)	(1,415)
Distribution reinvestment plan	6	—	—	—	—	—	6	—	—	—	—	—	—	6
Special distribution/TerraForm Power acquisition	634	280	(1,465)	2	1	(13)	(561)	—	—	2,134	(1,101)	(10)	(462)	—
Other	2	(51)	(172)	1	(2)	(1)	(223)	—	—	287	16	(2)	(164)	(86)
Change in year	126	(20)	(827)	3	(7)	(9)	(734)	195	12	2,408	14	(12)	(596)	1,287
Balance, as at December 31, 2020	$(988)	$(720)	$5,595	$(6)	$(39)	$3	$3,845	$1,028	$609	$2,408	$11,100	$56	$2,721	$21,767
Balance, as at December 31, 2018	$(927)	$(652)	$6,120	$(6)	$(34)	$4	$4,505	$707	$568	$—	$10,289	$67	$3,266	$19,402
Net income (loss)	(88)	—	—	—	—	—	(88)	44	26	—	113	50	(65)	80
Other comprehensive income (loss)	—	(35)	544	(4)	1	19	525	—	28	—	1,004	7	381	1,945
Preferred Units issued	—	—	—	—	—	—	—	126	—	—	—	—	—	126
Capital contributions	—	—	—	—	—	—	—	—	—	—	674	—	—	674
Disposals	—	—	—	—	—	—	—	—	—	—	(172)	—	—	(172)
Distributions or dividends declared	(370)	—	—	—	—	—	(370)	(44)	(26)	—	(844)	(55)	(268)	(1,607)
Distribution reinvestment plan	6	—	—	—	—	—	6	—	—	—	—	—	—	6
Other	265	(13)	(242)	1	1	(11)	1	—	1	—	22	(1)	3	26
Change in year	(187)	(48)	302	(3)	2	8	74	126	29	—	797	1	51	1,078
Balance, as at December 31, 2019	$(1,114)	$(700)	$6,422	$(9)	$(32)	$12	$4,579	$833	$597	$—	$11,086	$68	$3,317	$20,480
The accompanying notes are an integral part of these consolidated financial statements.

F - 13

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income (loss)							Non-controlling interests
YEAR ENDED DECEMBER 31 (MILLIONS)	Limited partners’ equity	Foreign currency translation	Revaluation surplus	Actuarial losses on defined benefit plans	Cash flow hedges	Investments in equity securities	Total limited partners’ equity	Preferred limited partners’ equity	Preferred equity	Participating non-controlling interests – in operating subsidiaries	General partnership interest in a holding subsidiary held by Brookfield	Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	Total equity
Balance, as at December 31, 2017	$(259)	$(378)	$4,616	$(9)	$(29)	$15	$3,956	$511	$616	$7,578	$58	$2,843	$15,562
Net income	23	—	—	—	—	—	23	38	26	439	41	16	583
Other comprehensive income (loss)	—	(205)	1,149	3	5	(8)	944	—	(48)	2,303	13	679	3,891
Preferred units issued	—	—	—	—	—	—	—	196	—	—	—	—	196
LP units purchased for cancellation	(51)	—	—	—	—	—	(51)	—	—	—	—	—	(51)
Capital contributions	—	—	—	—	—	—	—	—	—	537	—	—	537
Acquisition	—	—	—	—	—	—	—	—	—	21	—	—	21
Distributions or dividends declared	(355)	—	—	—	—	—	(355)	(38)	(26)	(664)	(45)	(255)	(1,383)
Distribution reinvestment plan	8	—	—	—	—	—	8	—	—	—	—	—	8
Other	(293)	(69)	355	—	(10)	(3)	(20)	—	—	75	—	(17)	38
Change in year	(668)	(274)	1,504	3	(5)	(11)	549	196	(48)	2,711	9	423	3,840
Balance, as at December 31, 2018	$(927)	$(652)	$6,120	$(6)	$(34)	$4	$4,505	$707	$568	$10,289	$67	$3,266	$19,402
The accompanying notes are an integral part of these consolidated financial statements.

F - 14

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31 (MILLIONS)	Notes	2020	2019	2018
Operating activities
Net income		$(45)	$80	$583
Adjustments for the following non-cash items:
Depreciation	13	1,367	1,271	1,151
Unrealized foreign exchange and financial instrument (gain) loss	6	(134)	32	(88)
Share of earnings from equity-accounted investments	21	(27)	(29)	(28)
Deferred income tax recovery	12	(213)	(27)	(375)
Other non-cash items		388	231	135
Dividends received from equity-accounted investments	21	56	16	9
Changes in due to or from related parties		59	33	(7)
Net change in working capital balances	31	(155)	(53)	(94)
		1,296	1,554	1,286
Financing activities
Proceeds from medium term notes	15	570	449	231
Repayment of medium term notes	15	(304)	(341)	(152)
Corporate credit facilities, net		(296)	(422)	36
Proceeds from non-recourse borrowings		3,205	4,318	3,275
Repayment of non-recourse borrowings		(3,380)	(3,495)	(3,378)
Repayment of lease liabilities	16	(28)	(31)	—
Capital contributions from participating non-controlling interests – in operating subsidiaries	16	514	705	535
Capital repaid to participating non-controlling interests – in operating subsidiaries	16	(147)	(113)	—
Issuance of preferred limited partnership units	17	195	126	196
Issuance costs of special distribution/reorganization		(44)	—	—
Repurchase of LP units	18	—	(1)	(51)
Distributions paid:
To participating non-controlling interests – in operating subsidiaries	16	(551)	(844)	(670)
To preferred shareholders	16	(25)	(26)	(26)
To preferred limited partners’ unitholders	17	(52)	(43)	(37)
To unitholders of Brookfield Renewable or BRELP	16, 18	(769)	(684)	(643)
Borrowings from related party	15	320	936	200
Repayments to related party	15	—	(936)	(200)
		(792)	(402)	(684)
Investing activities
Acquisitions net of cash and cash equivalents in acquired entity	3	(105)	(983)	(970)
Investment in equity-accounted investments	21	(23)	(144)	—
Investment in property, plant and equipment	13	(447)	(460)	(271)
Proceeds from disposal of assets		269	291	23
Purchase of financial assets		(445)	(138)	(97)
Proceeds from financial assets	6	257	145	125
Restricted cash and other		68	78	113
		(426)	(1,211)	(1,077)
Foreign exchange (loss) gain on cash		13	(6)	(22)
Cash and cash equivalents (decrease) increase		91	(65)	(497)
Net change in cash classified within assets held for sale	5	(12)	(5)	(8)
Balance, beginning of year		352	422	927
Balance, end of year		$431	$352	$422
Supplemental cash flow information:
Interest paid		$872	$930	$916
Interest received		$28	$19	$22
Income taxes paid		$70	$72	$79
The accompanying notes are an integral part of these consolidated financial statements.

F - 15

BROOKFIELD RENEWABLE PARTNERS L.P.
NOTES TO THE AUDITED ANNUAL CONSOLIDATED FINANCIAL STATEMENTS
The business activities of Brookfield Renewable Partners L.P. (“Brookfield Renewable”) consist of owning a portfolio of renewable power generating facilities primarily in North America, Colombia, Brazil, Europe, India and China.
Unless the context indicates or requires otherwise, the term “Brookfield Renewable” means Brookfield Renewable Partners L.P. and its controlled entities, including Brookfield Renewable Corporation (“BEPC”). Unless the context indicates or requires otherwise, the term “the partnership” means Brookfield Renewable Partners L.P. and its controlled entities, excluding BEPC.
Brookfield Renewable’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP units”) held by public unitholders and Brookfield, class A exchangeable subordinate voting shares (“BEPC exchangeable shares”) of Brookfield Renewable Corporation (“BEPC”) held by public shareholders and Brookfield, redeemable/exchangeable partnership units (“Redeemable/Exchangeable partnership units”) in Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary of Brookfield Renewable, held by Brookfield, and general partnership interest (“GP interest”) in BRELP held by Brookfield. Holders of the LP units, Redeemable/Exchangeable partnership units, GP interest, and BEPC exchangeable shares will be collectively referred to throughout as “Unitholders” unless the context indicates or requires otherwise. LP units, Redeemable/Exchangeable partnership units, GP interest, and BEPC exchangeable shares will be collectively referred to throughout as "Units", or as "per Unit", unless the context indicates or requires otherwise.
Brookfield Renewable is a publicly traded limited partnership established under the laws of Bermuda pursuant to an amended and restated limited partnership agreement dated November 20, 2011 as thereafter amended from time to time.
The registered office of Brookfield Renewable is 73 Front Street, Fifth Floor, Hamilton HM12, Bermuda.
The immediate parent of Brookfield Renewable is its general partner, Brookfield Renewable Partners Limited (“BRPL”). The ultimate parent of Brookfield Renewable is Brookfield Asset Management Inc. (”Brookfield Asset Management”). Brookfield Asset Management and its subsidiaries, other than Brookfield Renewable, are also individually and collectively referred to as “Brookfield” in these financial statements.
The BEPC exchangeable shares are traded under the symbol “BEPC” on the New York Stock Exchange and the Toronto Stock Exchange.
The LP units are traded under the symbol “BEP” on the New York Stock Exchange and under the symbol “BEP.UN” on the Toronto Stock Exchange. Brookfield Renewable's Class A Series 5, Series 7, Series 9, Series 11, Series 13, and Series 15 preferred limited partners’ equity are traded under the symbols “BEP.PR.E”, “BEP.PR.G”, “BEP.PR.I”, “BEP.PR.K”, “BEP.PR.M” and “BEP.PR.O” respectively, on the Toronto Stock Exchange. Brookfield Renewable's Class A Series 17 preferred limited partners’ equity is traded under the symbol “BEP.PR.A” on the New York Stock Exchange.

F - 16

1. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES
(a) Statement of compliance
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The accounting policies used in the consolidated financial statements are based on the IFRS applicable as at December 31, 2020, which encompass individual IFRS, International Accounting Standards (“IAS”), and interpretations made by the International Financial Reporting Interpretations Committee (“IFRIC”) and the Standard Interpretations Committee (“SIC”). The policies set out below are consistently applied to all periods presented, unless otherwise noted.
These consolidated financial statements have been authorized for issuance by the Board of Directors of Brookfield Renewable’s general partner, BRPL, on February 26, 2021.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
References to $, C$, €, R$, COP, ZAR, THB, INR and CNY are to United States (“U.S.”) dollars, Canadian dollars, euros, Brazilian reais, Colombian pesos, South African rand, Thai baht, Indian rupees and Chinese yuan, respectively.
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
On December 11, 2020, Brookfield Renewable completed a three-for-two split of Units by way of a subdivision of Units (the “Unit Split”), whereby Unitholders received an additional one-half of a Unit for each Unit held, resulting in the issuance of an approximately 215.2 million additional Units. Brookfield Renewable's preferred units and preferred partners’ equity were not affected by the Unit Split. All Unit count and per Unit disclosures are presented on a post-split basis.
(c) Brookfield Renewable Corporation
On September 9, 2019, BEPC was established by the partnership. On July 29, 2020, Brookfield Renewable contributed its renewable power assets in the United States, Brazil and Colombia (excluding a 10% interest in certain Brazilian and Colombian operations, which will continue to be held indirectly by the partnership) to BEPC. On July 30, 2020, Brookfield Renewable completed a special distribution (the “special distribution”) whereby unitholders of record as of July 27, 2020 (the “Record Date”) received one BEPC exchangeable share for every four Units held. Immediately prior to the special distribution, Brookfield Renewable received BEPC exchangeable shares through a distribution by BRELP (the “BRELP distribution”) of the BEPC exchangeable shares to all of its Unitholders. As a result of the BRELP Distribution, (i) Brookfield and its subsidiaries received approximately 49.6 million BEPC exchangeable shares and (ii) Brookfield Renewable received approximately 67.1 million class A shares, which it subsequently distributed to Unitholders, including Brookfield, pursuant to the special distribution. Upon completion of the special distribution, (i) holders of Units held approximately 42.8% of the issued and outstanding BEPC exchangeable shares (ii) Brookfield and its affiliates held approximately 57.2% of the issued and outstanding BEPC exchangeable shares, and (iii) a subsidiary of Brookfield Renewable owned all of the issued and outstanding class B multiple voting shares, or class B shares, which represent a 75.0% voting interest in BEPC, and all of the issued and outstanding class C non-voting shares, or class C shares, of BEPC, which entitle Brookfield Renewable to the residual value in BEPC after payment in full of the amount due to holders of BEPC exchangeable shares and class B shares. Brookfield Renewable directly and indirectly controlled BEPC prior to the special distribution and continues to control BEPC subsequent to the special distribution through its interests in Brookfield Renewable. The BEPC exchangeable shares are listed on the New York Stock Exchange and the Toronto Stock Exchange under the symbol “BEPC”.

F - 17

i) BEPC exchangeable shares
At any time, holders of BEPC exchangeable shares shall have the right to exchange all or a portion of their shares for one LP unit per BEPC exchangeable share held or its cash equivalent based on the NYSE closing price of one LP unit on the date that the request for exchange is received, on a fixed-for-fixed basis. The partnership has the ability to elect to satisfy the exchange of the BEPC exchangeable shares for LP units or its cash equivalent when the exchange is requested by the shareholder. Additionally, BEPC and the partnership have the ability to redeem all BEPC exchangeable shares for LP units at our election, on a fixed-for-fixed basis.
As a result of the share characteristics, BEPC exchangeable shares are classified as non-controlling interests in the consolidated financial statements of Brookfield Renewable for the periods after the special distribution.
ii) Basic and diluted income per LP unit
The special distribution resulted in the issuance of approximately 116.8 million BEPC exchangeable shares. All historical per LP unit disclosures have been retroactively adjusted for the impact of the special distribution. Refer to Note 16 – Non-controlling interests for more information on the BEPC exchangeable shares issued in special distribution.
iii) Acquisition of TerraForm Power
On July 31, 2020, Brookfield Renewable completed the acquisition of TerraForm Power, Inc. (“TerraForm Power”) pursuant to which Brookfield Renewable acquired all of the Class A common stock of TerraForm Power not owned by Brookfield Renewable or its affiliates (“public TerraForm Power shares”), representing a 38% interest in TerraForm Power (the “TerraForm Power acquisition”). Pursuant to the TerraForm Power acquisition, each holder of public TerraForm Power shares received 0.47625 of an exchangeable share of BEPC or of an LP unit for each public TerraForm Power share held by such holder. The TerraForm Power acquisition was completed in exchange for 55,552,862 BEPC exchangeable shares and 6,051,704 LP units.
Simultaneously with the completion of the TerraForm Power acquisition, Brookfield Renewable entered into voting agreements with certain indirect subsidiaries of Brookfield to transfer the power to vote their respective shares held in TerraForm Power to Brookfield Renewable. As a result, Brookfield Renewable controls and consolidates TerraForm Power. The transfer of control of TerraForm Power to Brookfield Renewable is considered to be a transaction between entities under common control and was valued based on Brookfield’s carrying value in TerraForm Power. The portion of TerraForm Power that was not owned by Brookfield Renewable has been presented as non-controlling interests to Brookfield Renewable retrospectively to October 17, 2017, corresponding to all historical periods that TerraForm Power was under common control.
(d) Consolidation
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
Brookfield Renewable has entered into a voting agreement with Brookfield, which provides Brookfield Renewable with control of the general partner of BRELP. Accordingly, Brookfield Renewable consolidates the accounts of BRELP and its subsidiaries. In addition, BRELP issued redeemable/exchangeable limited partnership units to Brookfield (“Redeemable/Exchangeable partnership units”), pursuant to which the holder may, at its request, require BRELP to redeem the Redeemable/Exchangeable partnership units for cash consideration. This right is subject to Brookfield Renewable’s right of first refusal which entitles it, at its sole discretion, to elect to acquire all of the Redeemable/Exchangeable partnership units so presented to BRELP that are tendered for redemption in exchange for LP units on a one-for-one basis. As Brookfield Renewable, at its sole discretion, has the right to settle the obligation with LP units, the Redeemable/Exchangeable partnership units are classified as equity of Brookfield Renewable (“Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable Units held by Brookfield”).

F - 18

Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control of the entities that own certain renewable power generating operations in the United States, Brazil, Europe and other countries (including India and China). Brookfield Renewable has also entered into a voting agreement with its consortium partners in respect of its Colombian operations. These voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities. Refer to Note 30 – Related party transactions for further information.
For entities previously controlled by Brookfield Asset Management, the voting agreements entered into do not represent business combinations in accordance with IFRS 3, Business Combinations (“IFRS 3”), as all combining businesses are ultimately controlled by Brookfield Asset Management both before and after the transactions were completed. Brookfield Renewable accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 1(s)(ii) – Critical judgments in applying accounting policies – Common control transactions for Brookfield Renewable’s policy on accounting for transactions under common control.
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
Under the equity method, the carrying value of an interest in an investee is initially recognized at cost and adjusted for Brookfield Renewable’s share of net income, other comprehensive income (“FVOCI”), distributions by the equity-accounted investment and other adjustments to Brookfield Renewable’s proportionate interest in the investee.
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
In preparing the consolidated financial statements of Brookfield Renewable, foreign currency denominated monetary assets and liabilities are translated into the functional currency using the closing rate at the applicable consolidated statement of financial position dates. Non-monetary assets and liabilities denominated in a foreign currency and measured at fair value are translated at the rate of exchange prevailing at the date when the fair value was determined and non-monetary assets and liabilities measured at historical cost are translated at the historical rate. Revenues and expenses are measured in the functional currency at the rates of exchange prevailing at the dates of the transactions with gains or losses included in income.

F - 19

(f) Cash and cash equivalents
Cash and cash equivalents include cash, term deposits and money market instruments with original maturities of less than 90 days.
(g) Restricted cash
Restricted cash includes cash and cash equivalents, where the availability of funds is restricted primarily by credit agreements.
(h) Property, plant and equipment and revaluation method
Power generating assets are classified as property, plant and equipment and are accounted for using the revaluation method under IAS 16 – Property, Plant and Equipment (“IAS 16”). Property, plant and equipment are initially measured at cost and subsequently carried at their revalued amount, being the fair value at the date of the revaluation, less any subsequent accumulated depreciation and any subsequent accumulated impairment losses.
Brookfield Renewable generally determines the fair value of its property, plant and equipment by using a 20-year discounted cash flow model for the majority of its assets. This model incorporates future cash flows from long-term power purchase agreements that are in place where it is determined that the power purchase agreements are linked specifically to the related power generating assets. The model also includes estimates of future electricity prices, anticipated long-term average generation, estimated operating and capital expenditures, and assumptions about future inflation rates and discount rates by geographical location. Construction work-in-progress (“CWIP”) is revalued when sufficient information exists to determine fair value using the discounted cash flow method. Revaluations are made on an annual basis as at December 31 to ensure that the carrying amount does not differ significantly from fair value. For power generating assets acquired through business combinations, Brookfield Renewable initially measures the assets at fair value on the acquisition date, consistent with the policy described in Note 1(o) – Business combinations, with no revaluation at year-end in the year of acquisition unless there is external evidence specific to those assets that would indicate the carrying value of the asset has either increased or decreased materially.
Where the carrying amount of an asset increased as a result of a revaluation, the increase is recognized in income to the extent the increase reverses a previously recognized decrease recorded through income, with the remainder of the increase recognized in OCI and accumulated in equity under revaluation surplus and non-controlling interest. When the carrying amount of an asset decreases, the decrease is recognized in OCI to the extent that a balance exists in revaluation surplus with respect to the asset, with the remainder of the decrease recognized in income.
Depreciation on power generating assets is calculated on a straight-line basis over the estimated service lives of the assets, which are as follows:

Estimated service lives
Dams	Up to 115 years
Penstocks	Up to 60 years
Powerhouses	Up to 115 years
Hydroelectric generating units	Up to 115 years
Wind generating units	Up to 30 years
Solar generating units	Up to 35 years
Gas-fired cogenerating (“Cogeneration”) units	Up to 40 years
Other assets	Up to 60 years
Costs are allocated to significant components of property, plant and equipment. When items of property, plant and equipment have different useful lives, they are accounted for as separate items (significant components) and depreciated separately. To ensure the accuracy of useful lives and residual values, a review is conducted annually.
Depreciation is calculated based on the fair value of the asset less its residual value. Depreciation commences when the asset is in the location and conditions necessary for it to be capable of operating in the manner intended by management. It ceases at the earlier of the date the asset is classified as held-for-sale and the date the asset is

F - 20

derecognized. An item of property, plant and equipment and any significant component is derecognized upon disposal or when no future economic benefits are expected from its use. Other assets include equipment, buildings and leasehold improvements. Buildings, furniture and fixtures, leasehold improvements and office equipment are recorded at historical cost, less accumulated depreciation. Land and CWIP are not subject to depreciation.
The depreciation of property, plant and equipment in Brazil is based on the duration of the authorization or the useful life of a concession asset. The weighted-average remaining duration at December 31, 2020 is 32 years (2019: 32 years). Since land rights are part of the concession or authorization, this cost is also subject to depreciation.
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
(i) Leases
At inception of a contract, Brookfield Renewable assesses whether a contract is, or contains, a lease. A contract is, or contains, a lease if the contract conveys the right to control the use of an identified asset for a period of time in exchange for consideration. To assess whether a contract conveys the right to control the use of an identified asset, Brookfield Renewable assesses whether:
•the contract specified explicitly or implicitly the use of an identified asset, and that is physically distinct or represents substantially all of the capacity of a physically distinct asset. If the supplier has a substantive substitution right, then the asset is not identified;
•Brookfield Renewable has the right to obtain substantially all of the economic benefits from use of the asset throughout the period of use; and Brookfield Renewable has the right to direct the use of the asset. Brookfield Renewable has this right when it has the decision-making rights that are most relevant to changing how and for what purpose the asset is used. In rare cases where the decisions about how and for what purpose the asset is used are predetermined, Brookfield Renewable has the right to direct the use of the asset if either:
◦Brookfield Renewable has the right to operate the asset (or to direct others to operate the asset in a manner that it determines) throughout the period of use, without the supplier having the right to change those operating instructions; or
◦Brookfield Renewable designed the asset in a way that predetermines how and for what purpose it will be used.
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

F - 21

determined, Brookfield Renewable’s incremental borrowing rate. Generally, Brookfield Renewable uses its incremental borrowing rate as the discount rate.
Lease payments included in the measurement of the lease liability comprise the following:
•Fixed payments, including in-substance fixed payments;
•Variable lease payments that depend on an index or a rate, initially measured using the index or rate as at the commencement date;
•Amounts expected to be payable under a residual value guarantee; and
•The exercise price under a purchase option that Brookfield Renewable is reasonably certain to exercise, lease payments in an optional renewable period if Brookfield Renewable is reasonably certain to exercise an extension option, and penalties for early termination of a lease unless Brookfield Renewable is reasonably certain not to terminate early
The lease liability is measured at amortized cost using the effective interest method. It is remeasured when there is a change in future lease payments arising from a change in an index or rate, if there is a change in Brookfield Renewable’s estimate of the amount expected to be payable under a residual value guarantee, or if Brookfield Renewable changes its assessment of whether it will exercise a purchase, extension or termination option.
When the lease liability is remeasured in this way, a corresponding adjustment is made either to the carrying amount of the right-of-use asset or, when the adjustment is a reduction to the right-of-use asset, is recorded in the consolidated statements of income (loss) if the carrying amount of the right-of-use asset has been reduced to nil.
Brookfield Renewable presents right-of-use assets in property, plant and equipment and lease liabilities in other long-term liabilities in the consolidated statements of financial position.
Brookfield Renewable has elected not to recognize right-of-use assets and lease liabilities for short-term leases that have a lease term of twelve months or less and leases of low-value assets. Brookfield Renewable recognizes the lease payments associated with these leases as an expense on a straight-line basis over the lease term.
On January 1, 2019 Brookfield Renewable adopted IFRS 16 using the modified retrospective approach and therefore the comparative information has not been restated and continues to be reported under IAS 17 – Leases (“IAS 17”) and IFRIC 4 – Determining Whether an Arrangement Contains a Lease (“IFRIC 4”).
(j) Asset impairment
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
(k) Trade receivables and other current assets
Trade receivables and other current assets are recognized initially at fair value, and subsequently measured at amortized cost using the effective interest method, less any provision for expected credit losses.
(l) Financial instruments
Initial recognition
Under IFRS 9 – Financial Instruments (“IFRS 9”), regular purchases and sales of financial assets are recognized on the trade date, being the date on which Brookfield Renewable commits to purchase or sell the asset. Financial assets are derecognized when the rights to receive cash flows from the financial assets have expired or have been transferred and Brookfield Renewable has transferred substantially all the risks and rewards of ownership.

F - 22

At initial recognition, Brookfield Renewable measures a financial asset at its fair value. In the case of a financial asset not categorized as fair value through profit and loss (“FVPL”), transaction costs that are directly attributable to the acquisition of the financial asset are included at initial recognition. Transaction costs of financial assets carried at FVPL are expensed in income.
Classification and measurement
Subsequent measurement of financial assets depends on Brookfield Renewable’s business objective for managing the asset and the cash flow characteristics of the asset. There are three measurement categories into which Brookfield Renewable classifies its financial assets:
Amortized cost – Financial assets held for collection of contractual cash flows that represent solely payments of principal and interest are measured at amortized cost. Interest income is recognized as other income in the financial statements, and gains/losses are recognized in income when the asset is derecognized or impaired.
FVOCI – Financial assets held to achieve a particular business objective other than short-term trading are designated at fair value through other comprehensive income (“FVOCI”). For equity instruments designated at FVOCI, there is no recycling of gains or losses through income. Upon derecognition of the asset, accumulated gains or losses are transferred from OCI directly to retained earnings.
FVPL – Financial assets that do not meet the criteria for amortized cost or FVOCI are measured at FVPL. Gains or losses on these types of assets are recognized in income.
Brookfield Renewable assesses on a forward-looking basis the expected credit losses (“ECL”) associated with its assets carried at amortized cost and FVOCI. For trade receivables and contract assets, Brookfield Renewable applied the simplified approach permitted by IFRS 9, which requires expected lifetime losses to be recognized from initial recognition of the asset. The simplified approach to the recognition of ECL does not require entities to track the changes in credit risk; rather, entities recognize a loss allowance at each reporting date based on the lifetime ECL since the date of initial recognition of the asset.
Evidence of impairment may include:
•Indications that a debtor or group of debtors is experiencing significant financial difficulty;
•A default or delinquency in interest or principal payments;
•Probability that a debtor or a group of debtors will enter into bankruptcy or other financial reorganization;
•Changes in arrears or economic conditions that correlate with defaults, where observable data indicates that there is a measurable decrease in the estimated future cash flows.
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
Financial liabilities are classified as financial liabilities at fair value through profit and loss, amortized cost, or derivatives designated as hedging instruments in an effective hedge. Brookfield Renewable determines the classification of its financial liabilities at initial recognition. Brookfield Renewable’s financial liabilities include accounts payable and accrued liabilities, corporate borrowings, non-recourse borrowings, derivative liabilities, due to related party balances, and tax equity. Financial liabilities are initially measured at fair value, with subsequent measurement determined based on their classification as follows:
FVPL – Financial liabilities held for trading, such as those acquired for the purpose of selling in the near term, derivative financial instruments entered into by Brookfield Renewable that do not meet hedge accounting criteria, and tax equity are classified as fair value through profit and loss. Gains or losses on these types of liabilities are recognized in income.
Brookfield Renewable owns and operates certain projects in the U.S. under tax equity structures to finance the construction of solar and wind projects. Such structures are designed to allocate renewable tax incentives, such as investment tax credits (“ITCs”), production tax credits (“PTCs”) and accelerated tax depreciation, to tax equity

F - 23

investors. Generally, tax equity structures grant the tax equity investors the majority of the project's U.S. taxable earnings and renewable tax incentives, along with a smaller portion of the projects’ cash flows, until a contractually determined point at which the allocations are adjusted (the “Flip Point”). Subsequent to the Flip Point the majority of the project’s U.S. taxable earnings, renewable tax incentives and cash flows are allocated to the sponsor. The Flip Point dates are generally dependent on the underlying projects’ reaching an agreed upon after tax investment return, however, from time to time, the Flip Point dates may be dates specified within the contract. At all times, both before and after the projects’ Flip Point, Brookfield Renewable retains control over the projects financed with a tax equity structure. In accordance with the substance of the contractual agreements, the amounts paid by the tax equity investors for their equity stakes are classified as financial instrument liabilities on the consolidated statements of financial position and at each reporting date are remeasured to their fair value in accordance with IFRS 9.
The fair value of the tax equity financing is generally comprised of the following elements:

Elements affecting the fair value of the tax equity financing	Description
Production tax credits (PTCs)	Allocation of PTCs to the tax equity investor are derived from the power generated during the period. The PTCs are recognized in foreign exchange and financial instrument gain (loss) with a corresponding reduction to the tax equity liability.
Taxable loss, including tax attributes such as accelerated tax depreciation	Under the terms of the tax equity agreements, Brookfield Renewable is required to allocate specified percentages of taxable losses to the tax equity investor. As amounts are allocated, the obligation to deliver them is satisfied and a reduction to the tax equity liability is recorded with a corresponding amount recorded within foreign exchange and financial instrument gain (loss) on the consolidated statements of income (loss).
Pay-go contributions	Certain of the contracts contain annual production thresholds. When the thresholds are exceeded, the tax equity investor is required to contribute additional cash amounts. The cash amounts paid increase the value of the tax equity liability.
Cash distributions	Certain of the contracts also require cash distributions to the tax equity investor. Upon payment, the tax equity liability is reduced in the amount of the cash distribution.
Amortized cost – All other financial liabilities are classified as amortized cost using the effective interest rate method. Gains and losses are recognized in income when the liabilities are derecognized as well as through the amortization process. Remeasurement gains and losses on financial liabilities classified as amortized cost are presented in the consolidated statements of income (loss). Amortized cost is computed using the effective interest method less any principal repayment or reduction. The calculation takes into account any premium or discount on acquisition and includes transaction costs and fees that are an integral part of the effective interest rate. This category includes trade and other payables, dividends payable, interest-bearing loans and borrowings, and corporate credit facilities.
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
Brookfield Renewable designates its derivatives as hedges of:
•Foreign exchange risk associated with the cash flows of highly probable forecast transactions (cash flow hedges);
•Foreign exchange risk associated with net investment in foreign operations (net investment hedges);
•Commodity price risk associated with cash flows of highly probable forecast transactions (cash flow hedges); and
•Floating interest rate risk associated with highly probable payments of debts (cash flow hedges).

F - 24

At the inception of a hedge relationship, Brookfield Renewable formally designates and documents the hedge relationship to which it wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge.
A hedging relationship qualifies for hedge accounting if it meets all of the following effectiveness requirements:
•There is an ‘economic relationship’ between the hedged item and the hedging instrument;
•The effect of credit risk does not ‘dominate the value changes’ that result from that economic relationship; and
•The hedge ratio of the hedging relationship is the same as that resulting from the quantity of the hedged item that Brookfield Renewable actually hedges and the quantity of the hedging instrument that Brookfield Renewable actually uses to hedge that quantity of hedged item.
The fair values of various derivative financial instruments used for hedging purposes and movements in the hedge reserve within equity are shown in Note 6 – Risk management and financial instruments.
When a hedging instrument expires, is sold, is terminated, or no longer meets the criteria for hedge accounting, any cumulative deferred gain or loss and deferred costs of hedging in equity at that time remain in equity until the forecasted transaction occurs. When the forecasted transaction is no longer expected to occur, the cumulative gain or loss and deferred costs of hedging are immediately reclassified to income.
If the hedge ratio for risk management purposes is no longer optimal but the risk management objective remains unchanged and the hedge continues to qualify for hedge accounting, the hedge relationship will be rebalanced by adjusting either the volume of the hedging instrument or the volume of the hedged item so that the hedge ratio aligns with the ratio used for risk management purposes. Any hedge ineffectiveness is calculated and accounted for in income at the time of the hedge relationship rebalancing.
(i) Cash flow hedges that qualify for hedge accounting
The effective portion of changes in the fair value of derivatives that are designated and qualify as cash flow hedges is recognized in the cash flow hedge reserve within equity, limited to the cumulative change in fair value of the hedged item on a present value basis from the inception of the hedge. The gain or loss relating to the ineffective portion is recognized immediately in income, within foreign exchange and financial instruments gain (loss).
Gains and losses relating to the effective portion of the change in fair value of the entire forward contract are recognized in the cash flow hedge reserve within equity. Amounts accumulated in equity are reclassified in the period when the hedged item affects income.
(ii) Net investment hedges that qualify for hedge accounting
Hedges of net investments in foreign operations are accounted for similarly to cash flow hedges. Any gain or loss on the hedging instrument relating to the effective portion of the hedge is recognized in OCI and accumulated in reserves in equity. The gain or loss relating to the ineffective portion is recognized immediately in income within foreign exchange and financial instruments gain (loss). Gains and losses accumulated in equity will be reclassified to income when the foreign operation is partially disposed of or sold.
(iii) Hedge ineffectiveness
Brookfield Renewable’s hedging policy only allows for the use of derivative instruments that form effective hedge relationships. Sources of hedge effectiveness are determined at the inception of the hedge relationship and measured through periodic prospective effectiveness assessments to ensure that an economic relationship exists between the hedged item and hedging instrument. Where the critical terms of the hedging instrument match exactly with the terms of the hedged item, a qualitative assessment of effectiveness is performed. For other hedge relationships, the hypothetical derivative method to assess effectiveness is used.
(m) Revenue and expense recognition
The majority of revenue is derived from the sale of power and power related ancillary services both under contract and in the open market, sourced from Brookfield Renewable’s power generating facilities. The obligations are satisfied over time as the customer simultaneously receives and consumes benefits as Brookfield Renewable delivers

F - 25

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
Details of the revenue recognized per geographical region and technology are included in Note 7 – Segmented information.
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
If the consideration in a contract that does not apply the practical expedient available under IFRS 15 for measuring progress toward complete satisfaction of a performance obligation includes a variable amount, Brookfield Renewable estimates the amount of consideration to which it will be entitled in exchange for transferring the goods to the customer. The variable consideration is estimated at contract inception and constrained until it is highly probable that a significant revenue reversal in the amount of cumulative revenue recognized will not occur when the associated uncertainty with the variable consideration is subsequently resolved.
Brookfield Renewable also sells power and related products under bundled arrangements. Energy, capacity and renewable credits within power purchase agreements are considered to be distinct performance obligations. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied under IFRS 15. Brookfield Renewable views the sale of energy and capacity as a series of distinct goods that is substantially the same and has the same pattern of transfer measured by the output method. Brookfield Renewable views renewable credits to be performance obligations satisfied at a point in time. During the year ended December 31, 2020, revenues recognized at a point in time corresponding to the sale of renewable credits were $164 million (2019: $114 million). Measurement of satisfaction and transfer of control to the customer of renewable credits in a bundled arrangement coincides with the pattern of revenue recognition of the underlying energy generation.
Revenues recognized that are outside the scope of IFRS 15 include realized gains and losses from derivatives used in the risk management of Brookfield Renewable's generation activities related to commodity prices. From time to time, Brookfield Renewable also enters into commodity contracts to hedge all or a portion of its estimated revenue stream when selling electricity to an independent system operated market and there is no PPA available. These commodity contracts require periodic settlements in which Brookfield Renewable receives a fixed-price based on specified quantities of electricity and pays the counterparty a variable market price based on the same specified quantity of electricity. As these derivatives are accounted for under hedge accounting, the changes in fair value are recorded in revenues in the consolidated statements of income (loss). Financial transactions included in revenues for the year ended December 31, 2020 increased revenues by $55 million (2019: increased revenues by $9 million and 2018: decreased revenue by $13 million).
Contract Balances
Contract assets – A contract asset is the right to consideration in exchange for goods or services transferred to the customer. If Brookfield Renewable performs by transferring goods or services to a customer before the customer pays consideration or before payment is due, a contract asset is recognized for the earned consideration that is conditional.

F - 26

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
(n) Income taxes
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
Deferred tax is recognized on taxable temporary differences between the tax basis and the carrying amounts of assets and liabilities. Deferred tax is not recognized if the temporary difference arises from goodwill or from initial recognition (other than in a business combination) of other assets and liabilities in a transaction that affects neither taxable profit nor accounting profit. Deferred income tax assets are recognized for all deductible temporary differences, carry forwards of unused tax credits and unused tax losses, to the extent that it is probable that deductions, tax credits and tax losses can be utilized. The carrying amount of deferred income tax assets is reviewed at each statement of financial position date and reduced to the extent it is no longer probable that the income tax assets will be recovered. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply to the year when the assets are realized or the liabilities settled, using the tax rates and laws enacted or substantively enacted at the statement of financial position dates.
Current and deferred income taxes relating to items recognized directly in OCI are also recognized directly in OCI.
(o) Business combinations
The acquisition of a business is accounted for using the acquisition method. The consideration for an acquisition is measured at the aggregate of the fair values, at the date of exchange, of the assets transferred, the liabilities incurred to former owners of the acquired business, and equity instruments issued by the acquirer in exchange for control of the acquired business. The acquired business’ identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 – Business combinations (“IFRS 3”), are recognized at their fair values at the acquisition date, except for income taxes which are measured in accordance with IAS 12 – Income taxes (“IAS 12”), share-based payments which are measured in accordance with IFRS 2 – Share-based payment, and non-current assets that are classified as held-for-sale which are measured at fair value less costs to sell in accordance with IFRS 5 – Non-current assets held for sale and discontinued operations. The non-controlling interest in the acquiree is initially measured at the non-controlling interest’s proportion of the net fair value of the identifiable assets, liabilities and contingent liabilities recognized or when applicable, at the fair value of the shares outstanding.
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

F - 27

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
(p) Assets held for sale
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
Non-current assets classified as held for sale and the assets of a disposal group are presented separately from other assets in the consolidated statements of financial position and are classified as current. The liabilities of a disposal group classified as held for sale are presented separately from other liabilities in the consolidated statements of financial position and are classified as current.
Once classified as held for sale, property, plant and equipment and intangible assets are not depreciated or amortized.
(q) Other items
(i) Capitalized costs
Capitalized costs related to CWIP include all eligible expenditures incurred in connection with acquisition, construction or production of a qualifying asset. A qualifying asset is an asset that takes a substantial period of time to prepare for its intended use. Interest and borrowing costs related to CWIP are capitalized when activities that are necessary to prepare the asset for its intended use or sale are in progress, expenditures for the asset have been incurred and funds have been used or borrowed to fund the construction or development. Capitalization of costs ceases when the asset is ready for its intended use.
(ii) Pension and employee future benefits
Pension and employee future benefits are recognized in the consolidated financial statements in respect of employees of the operating entities within Brookfield Renewable. The costs of retirement benefits for defined benefit plans and post-employment benefits are recognized as the benefits are earned by employees. The projected unit credit method, using the length of service and management’s best estimate assumptions, is used to value pension and other retirement benefits. All actuarial gains and losses are recognized immediately through OCI in order for the net pension asset or liability recognized in the consolidated statements of financial position to reflect the full value of the plan deficit or surplus. Net interest is calculated by applying the discount rate to the net defined benefit asset or liability. Changes in the net defined benefit obligation related to service costs (comprising of current service costs, past services costs, gains and losses on curtailments and non-routine settlements), and net interest expense or income are recognized in the consolidated statements of income (loss).
Re-measurements, comprising of actuarial gains or losses, the effect of the asset ceiling, and the return on plan assets (excluding net interest), are recognized immediately in the consolidated statements of financial position with a

F - 28

corresponding debit or credit to OCI in the period in which they occur. Re-measurements are not reclassified to income in subsequent periods. For defined contribution plans, amounts are expensed based on employee entitlement.
(iii) Decommissioning, restoration and environmental liabilities
Legal and constructive obligations associated with the retirement of property, plant and equipment are recorded as liabilities when those obligations are incurred and are measured at the present value of the expected costs to settle the liability, using a discount rate that reflects the current market assessments of the time value of money and the risks specific to the liability. The liability is accreted up to the date the liability will be settled with a corresponding charge to operating expenses. The carrying amount of decommissioning, restoration and environmental liabilities is reviewed annually with changes in the estimates of timing or amount of cash flows added to or deducted from the cost of the related asset.
(iv) Provisions
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
(v) Interest income
Interest income is earned with the passage of time and is recorded on an accrual basis.
(vi) Government grants
Brookfield Renewable becomes eligible for government grants by constructing or purchasing renewable power generating assets, and by bringing those assets to commercial operation, coupled with a successful application to the applicable program or agency. The assessment of whether or not a project has complied with the conditions and that there is reasonable assurance the grants will be received will be undertaken on a case-by-case basis. Brookfield Renewable reduces the cost of the asset by the amount of the grant. The grant amounts are recognized in income on a systematic basis as a reduction of depreciation over the periods, and in the proportions, in which depreciation on those assets is charged.
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
(r) Critical estimates
Brookfield Renewable makes estimates and assumptions that affect the carrying value of assets and liabilities, disclosure of contingent assets and liabilities and the reported amount of income and OCI for the year. Actual results could differ from these estimates. The estimates and assumptions that are critical to the determination of the amounts reported in the consolidated financial statements relate to the following:
(i) Property, plant and equipment
The fair value of Brookfield Renewable’s property, plant and equipment is calculated using estimates and assumptions about future electricity prices from renewable sources, anticipated long-term average generation, estimated operating and capital expenditures, future inflation rates and discount rates, as described in Note 13 – Property, plant and equipment, at fair value. Judgment is involved in determining the appropriate estimates and assumptions in the valuation of Brookfield Renewable’s property, plant and equipment. See Note 1(s)(iii) – Critical judgments in applying accounting policies – Property, plant and equipment for further details.
Estimates of useful lives and residual values are used in determining depreciation and amortization. To ensure the accuracy of useful lives and residual values, these estimates are reviewed on an annual basis.

F - 29

(ii) Financial instruments
Brookfield Renewable makes estimates and assumptions that affect the carrying value of its financial instruments, including estimates and assumptions about future electricity prices, long-term average generation, capacity prices, discount rates, the timing of energy delivery and the elements affecting fair value of the tax equity financings. The fair value of interest rate swaps is the estimated amount that another party would receive or pay to terminate the swap agreements at the reporting date, taking into account current market interest rates. This valuation technique approximates the net present value of future cash flows. See Note 6 – Risk management and financial instruments for more details.
(iii) Deferred income taxes
The consolidated financial statements include estimates and assumptions for determining the future tax rates applicable to subsidiaries and identifying the temporary differences that relate to each subsidiary. Deferred income tax assets and liabilities are measured at the tax rates that are expected to apply during the year when the assets are realized or the liabilities settled, using the tax rates and laws enacted or substantively enacted at the consolidated statement of financial position dates. Operating plans and forecasts are used to estimate when the temporary difference will reverse based on future taxable income.
(iv) Decommissioning liabilities
Decommissioning costs will be incurred at the end of the operating life of some of Brookfield Renewable’s assets. These obligations are typically many years in the future and require judgment to estimate. The estimate of decommissioning costs can vary in response to many factors including changes in relevant legal, regulatory, and environmental requirements, the emergence of new restoration techniques or experience at other power generating facilities. Inherent in the calculations of these costs are assumptions and estimates including the ultimate settlement amounts, inflation factors, discount rates, and timing of settlements.
(s) Critical judgments in applying accounting policies
The following are the critical judgments that have been made in applying the accounting policies used in the consolidated financial statements that have the most significant effect on the amounts in the consolidated financial statements:
(i) Preparation of consolidated financial statements
These consolidated financial statements present the financial position, results of operations and cash flows of Brookfield Renewable. Brookfield Renewable exercises judgment in determining whether non-wholly owned subsidiaries are controlled by Brookfield Renewable. Brookfield Renewable’s judgment included the determination of (i) how the relevant activities of the subsidiary are directed; (ii) whether the rights of shareholdings are substantive or protective in nature; and (iii) Brookfield Renewable’s ability to influence the returns of the subsidiary.
(ii) Common control transactions
Common control business combinations specifically fall outside of scope of IFRS 3 and as such management has used its judgment to determine an appropriate policy to account for these transactions by considering other relevant accounting guidance that is within the framework of principles in IFRS and that reflects the economic reality of the transactions. Brookfield Renewable’s policy is to record assets and liabilities recognized as a result of transactions between entities under common control at the carrying value on the transferor’s financial statements, and to have the consolidated statements of income (loss), consolidated statements of comprehensive income, consolidated statements of financial position, consolidated statements of changes in equity and consolidated statements of cash flows reflect the results of the combined entities for all periods presented for which the entities were under the transferor’s common control, irrespective of when the combination takes place. Differences between the consideration given and the assets and liabilities received are recorded directly to equity.
(iii) Property, plant and equipment
The accounting policy relating to Brookfield Renewable’s property, plant and equipment is described in Note 1(h) – Property, plant and equipment and revaluation method. In applying this policy, judgment is used in determining whether certain costs are additions to the carrying amount of the property, plant and equipment as opposed to repairs

F - 30

and maintenance that are expensed when incurred. If an asset has been developed, judgment is required to identify the point at which the asset is capable of being used as intended and to identify the directly attributable costs to be included in the carrying value of the development asset. The useful lives of property, plant and equipment are determined by independent engineers periodically with an annual review by management.
Annually, Brookfield Renewable determines the fair value of its property, plant and equipment using a methodology that it has judged to be reasonable. The methodology for hydroelectric assets is generally a twenty-year discounted cash flow model. Twenty years is the period considered reasonable as Brookfield Renewable has twenty-year capital plans and it believes a reasonable third party would be indifferent between extending the cash flows further in the model versus using a discounted terminal value. The methodology for wind, solar and storage & other assets is to align the model length with the expected remaining useful life of the subject assets.
The valuation model incorporates future cash flows from long-term power purchase agreements that are in place where it is determined that the power purchase agreements are linked specifically to the related power generating assets. With respect to estimated future generation that does not incorporate long-term power purchase agreement pricing, the cash flow model uses estimates of future electricity prices using broker quotes from independent sources for the years in which there is a liquid market. The valuation of generation not linked to long-term power purchase agreements also requires the development of a long-term estimate of future electricity prices. In this regard the valuation model uses a discount to the all-in cost of construction with a reasonable return, to secure energy from a new renewable resource with a similar generation profile to the asset being valued as the benchmark that will establish the market price for electricity for renewable resources.
Brookfield Renewable’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth by the years 2026 to 2035 in North America, 2028 in Colombia, 2023 in Europe and 2024 in Brazil. The year of new entry is viewed as the point when generators must build additional capacity to maintain system reliability and provide an adequate level of reserve generation with the retirement of older coal-fired plants and rising environmental compliance costs in North America and Europe, and overall increasing demand in Colombia and Brazil. For the North American and European businesses, Brookfield Renewable has estimated a discount to these new-build renewable asset prices to determine renewable electricity prices for hydroelectric, solar and wind facilities. In Brazil and Colombia, the estimate of future electricity prices is based on a similar approach as applied in North America using a forecast of the all-in cost of development.
Terminal values are included in the valuation of hydroelectric assets in North America and Colombia. For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset with consideration of a one-time thirty-year renewal on qualifying hydroelectric assets.
Discount rates are determined each year by considering the current interest rates, average market cost of capital as well as the price risk and the geographical location of the operational facilities as judged by management. Inflation rates are also determined by considering the current inflation rates and the expectations of future rates by economists. Operating costs are based on long-term budgets escalated for inflation. Each operational facility has a twenty-year capital plan that it follows to ensure the maximum life of its assets is achieved. Foreign exchange rates are forecasted by using the spot rates and the available forward rates, extrapolated beyond the period available. The inputs described above to the discounted cash flow model require management to consider facts, trends and plans in making its judgments as to what derives a reasonable fair value of its property, plant and equipment.
(iv) Financial instruments
The accounting policy relating to Brookfield Renewable’s financial instruments is described in Note 1(l) – Financial instruments. In applying the policy, judgments are made in applying the criteria set out in IFRS 9 to record financial instruments at fair value through profit and loss, fair value through other comprehensive income and the assessments of the effectiveness of hedging relationships.
(v) Deferred income taxes
The accounting policy relating to Brookfield Renewable’s income taxes is described in Note 1(n) – Income taxes. In applying this policy, judgments are made in determining the probability of whether deductions, tax credits and tax losses can be utilized.

F - 31

(t) Future changes in accounting policies
Amendments to IFRS 9 and IFRS 7: Disclosures
Interbank offered rates (“IBOR”) reform refers to the global reform of interest reference rates, which includes the replacement of specified IBORs with alternative benchmark rates. It is currently expected that Secured Overnight Financing Rate (“SOFR”) will replace US$ LIBOR, Sterling Overnight Index Average (“SONIA”) will replace £ LIBOR, and Euro Short-term Rate (“€STR”) will replace € EURIBOR. Brookfield Renewable adopted Interest Rate Benchmark Reform – Amendments to IFRS 9, and IFRS 7, issued by the IASB in September 2019 (“Phase I Amendments”), effective October 1, 2019 in advance of its mandatory effective date. The Phase I Amendments provided clarity where uncertainty could arise in the lead-up to transition. The IBOR Phase I Amendments have been applied retrospectively to hedging relationships existing at the start of the reporting period or designated subsequently, and to the amount accumulated in the cash flow hedge reserve at that date.
The IBOR Phase I Amendments provide temporary relief from applying specific hedge accounting requirements to Brookfield Renewable’s hedging relationships that are directly affected by IBOR reform, which primarily include US$ LIBOR, £ LIBOR, and € EURIBOR. The relief provided has the effect that Brookfield Renewable should not have to discontinue hedging relationships solely due to the uncertainty arising from IBOR reform. In assessing whether a hedge is expected to be highly effective on a forward-looking basis, Brookfield Renewable assumes the interest rate benchmarks associated with Brookfield Renewable’s hedges are generally not altered by IBOR reform. These reliefs cease to apply to a hedged item or hedging instrument, as applicable, at the earlier of (i) when the uncertainty arising from IBOR reform is no longer present with respect to the timing and amount of the interest rate benchmark based future cash flows, and (ii) when the hedging relationship is discontinued. The Phase I Amendments had no impact on Brookfield Renewable since these amendments enable Brookfield Renewable to continue hedge accounting for hedging relationships which have been previously designated.
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16: Disclosures
On August 27, 2020, the IASB published Interest Rate Benchmark Reform – Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (“Phase II Amendments”), effective January 1, 2021, with early adoption permitted. The Phase II Amendments provide additional guidance to address issues that will arise during the transition of benchmark interest rates. The Phase II Amendments primarily relate to the modification of financial assets, financial liabilities and lease liabilities where the basis for determining the contractual cash flows changes as a result of IBOR reform, allowing for prospective application of the applicable benchmark interest rate and to the application of hedge accounting, providing an exception such that changes in the formal designation and documentation of hedge accounting relationships that are needed to reflect the changes required by IBOR reform do not result in the discontinuation of hedge accounting or the designation of new hedging relationships.
Brookfield Renewable has completed an assessment and implemented its transition plan to address the impact and effect changes as a result of amendments to the contractual terms of IBOR referenced floating-rate borrowings, interest rate swaps, and updating hedge designations. The adoption is not expected to have a significant impact on Brookfield Renewable’s financial reporting.
Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2023. Brookfield Renewable is currently assessing the impact of these amendments.
There are currently no other future changes to IFRS with potential impact on Brookfield Renewable.

F - 32

2. PRINCIPAL SUBSIDIARIES
The following table lists the subsidiaries of Brookfield Renewable which, in the opinion of management, significantly affect its financial position and results of operations as at December 31, 2020:

	Jurisdiction of Incorporation or Organization	Percentage of voting securities owned or controlled (%)
BP Brazil US Subco LLC	Delaware	100
Brookfield BRP Canada Corp.	Alberta	100
Brookfield BRP Europe Holdings (Bermuda) Limited	Bermuda	100
Brookfield Power US Holding America Co.	Delaware	100
Isagen S.A. E.S.P.(1)	Colombia	99.67
TerraForm Power NY Holdings, Inc.(1)	New York	100
(1)Voting control held through voting agreements with Brookfield.

F - 33

3. ACQUISITIONS
Spanish CSP Portfolio
On February 11, 2020, Brookfield Renewable, through its investment in TerraForm Power, completed the acquisition of 100% of a portfolio of two concentrated solar power facilities (together, “Spanish CSP Portfolio”) located in Spain with a combined nameplate capacity of approximately 100 MW. The purchase price of this acquisition, including working capital adjustments, was €111 million ($121 million). The total acquisition costs of $1 million were expensed as incurred and have been classified under other in the consolidated statement of income (loss).
This investment was accounted for using the acquisition method, and the results of operations have been included in the consolidated financial statements since the date of the acquisition. If the acquisition had taken place at the beginning of the year, the revenue from the Spanish CSP Portfolio would have been $99 million for the year ended December 31, 2020.
The purchase price allocation, at fair value, with respect to the acquisition is as follows:

(MILLIONS)	Spanish CSP Portfolio
Cash and cash equivalents	$22
Restricted cash	27
Trade receivables and other current assets	33
Property, plant and equipment, at fair value	661
Deferred tax assets	14
Other non-current assets	8
Current liabilities	(17)
Financial instruments	(148)
Non-recourse borrowings	(475)
Decommissioning liabilities	(23)
Other long-term liabilities	(22)
Fair value of identifiable net assets acquired	80
Goodwill	41
Purchase price	$121
Completed in 2019
The following investments were accounted for using the acquisition method, and the results of operations have been included in the audited annual consolidated financial statements since the date of acquisition.
India Wind Portfolio
Brookfield Renewable, along with its institutional partners, completed a transaction in India to acquire a 105 MW operating wind facility on June 7, 2019 and a 105 MW operating wind facility on July 8, 2019 (collectively, the “India Wind Portfolio”).
Brookfield Renewable, along with institutional partners, acquired the India Wind Portfolio for a total consideration of INR 4.6 billion ($67 million), plus a contingent payment expected to be INR 0.8 billion ($12 million). Brookfield Renewable holds a 25% economic interest and 100% voting interest. The total acquisition costs of less than $1 million were expensed as incurred and have been classified under other in the consolidated statement of income (loss).
If the acquisition had taken place at the beginning of the year, the revenue from the India Wind Portfolio would have been $37 million for the year ended December 31, 2019.

F - 34

China Wind Facility
On September 30, 2019, Brookfield Renewable, along with its institutional partners, completed the acquisition of a 200 MW operating wind facility in China (“China Wind Facility”) for a total consideration of CNY 1,140 million ($160 million). Brookfield Renewable holds a 25% economic interest and 100% voting interest. The total acquisition costs of less than $1 million were expensed as incurred and have been classified under other in the consolidated statement of income (loss).
If the acquisition had taken place at the beginning of the year, the revenue from the China Wind Facility would have been $44 million for the year ended December 31, 2019.
United States Distributed Generation Portfolio (“DG Portfolio”)
On September 26, 2019, Brookfield Renewable, through its investment in TerraForm Power, acquired a 100% interest in a 320 MW distributed generation portfolio of renewable energy facilities in the United States, for total consideration of $735 million. The total acquisition costs of $5 million were expensed as incurred and have been classified under other in the consolidated statement of income (loss).
If the acquisition had taken place at the beginning of the year, the revenue from the DG Portfolio would have been $67 million for the year ended December 31, 2019.
The purchase price allocations, at fair value, with respect to the acquisitions are as follows:

(MILLIONS)	India Wind Portfolio	China Wind Facility	DG Portfolio	Total
Cash	$—	$—	$3	$3
Restricted cash	14	2	—	16
Trade receivables and other current assets	14	51	47	112
Property, plant and equipment, at fair value	243	307	753	1,303
Current liabilities	(1)	(23)	(8)	(32)
Current portion of non-recourse borrowings	(12)	(18)	—	(30)
Financial instruments	(4)	—	—	(4)
Non-recourse borrowings	(158)	(131)	—	(289)
Deferred income tax liabilities	(8)	(28)	—	(36)
Decommissioning liabilities	(5)	—	(33)	(38)
Other long-term liabilities	(4)	—	(27)	(31)
Fair value of identifiable net assets acquired	$79	$160	$735	$974
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

F - 35

4. DISPOSAL OF ASSETS
In March 2020, Brookfield Renewable, along with its institutional partners, completed the sale of a 39 MW portfolio of solar assets in Thailand. The total consideration was THB 3,079 million ($94 million) and Brookfield Renewable’s interest in the portfolio was approximately 31%. This resulted in a loss on disposition of $12 million ($4 million net to Brookfield Renewable) recognized in the consolidated statement of income (loss) under other. Immediately prior to the classification of the portfolio as held for sale in 2018, Brookfield Renewable performed a revaluation of the property, plant & equipment, in line with its election to apply the revaluation method and recorded a fair value uplift of $42 million.
In September 2020, Brookfield Renewable, along with its institutional partners, sold its interest in a 33 MW solar facility in South Africa to a third party for gross cash consideration of ZAR 300 million ($18 million), resulting in a loss on disposition of $4 million recognized in the consolidated statement of income (loss) under other. The total proceeds, net of foreign exchange contract settlements, was $25 million ($8 million net to Brookfield Renewable). Immediately prior to the classification of the portfolio as held for sale in 2018, Brookfield Renewable performed a revaluation of the property, plant & equipment, in line with its election to apply the revaluation method and recorded a fair value uplift of $22 million as a result. Brookfield Renewable’s interest was approximately 31%.
In November 2020, Brookfield Renewable, along with institutional partners, sold its interest in a 47 MW wind portfolio in Ireland for proceeds, net of transaction costs of €119 million ($142 million), resulting in a loss on disposition of $2 million recognized in the consolidated statement of income (loss) under other. Immediately prior to the classification of the portfolio as held for sale in the third quarter of 2020, Brookfield Renewable performed a revaluation of the property, plant & equipment, in line with its election to apply the revaluation method and recorded a fair value uplift of $1 million as a result. Brookfield Renewable’s interest was approximately 39.6%.
Summarized financial information relating to the disposals are shown below:

(MILLIONS)	Total
Proceeds, net of transaction costs	$254
Carrying value of net assets held for sale
Assets	397
Liabilities	(110)
Non-controlling interests	(15)
272
Loss on disposal, net of transaction costs	$(18)

F - 36

5. ASSETS HELD FOR SALE
As at December 31, 2020, assets held for sale within Brookfield Renewable's operating segments include solar assets in Asia.
The following is a summary of the major items of assets and liabilities classified as held for sale as at December 31:

(MILLIONS)	2020	2019
Assets
Cash and cash equivalents	$4	$14
Restricted cash	1	22
Trade receivables and other current assets	1	13
Property, plant and equipment, at fair value	51	303
Goodwill	—	—
Other long-term assets	—	—
Assets held for sale	$57	$352
Liabilities
Current liabilities	$—	$18
Non-recourse borrowings	4	73
Other long-term liabilities	10	46
Liabilities directly associated with assets held for sale	$14	$137
Brookfield Renewable continues to consolidate and recognize the revenues, expenses and cash flows associated with assets held for sale in the consolidated statements of income (loss), consolidated statements of comprehensive income, and the consolidated statements of cash flows, respectively. Non-current assets classified as held for sale are not depreciated.
In 2020, Brookfield Renewable completed the sale of its non-core assets from the TerraForm Global portfolio in South Africa and Thailand, corresponding to 72 MW of solar assets, and the sale of a 47 MW portfolio of wind assets in Ireland. See Note 4 – Disposal of assets.

F - 37

6. RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
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
(a)Market risk
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
(i)Electricity price risk
Brookfield Renewable aims to sell electricity under long-term contracts to secure stable prices and mitigate its exposure to wholesale markets. Electricity price risk arises from the sale of Brookfield Renewable’s uncontracted generation and is mitigated by entering into short-term energy derivative contracts. Electricity price risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by Brookfield Renewable will fluctuate because of changes in electricity prices.
The table below summarizes the impact of changes in the market price of electricity as at December 31. The impact is expressed in terms of the effect on net income and OCI. The sensitivities are based on the assumption that the market price changes by 5% with all other variables held constant.
Impact of a 5% change in the market price of electricity, on outstanding energy derivative contracts, for the year ended December 31:

	Effect on net income(1)			Effect on OCI(1)
(MILLIONS)	2020	2019	2018	2020	2019	2018
5% increase	$(13)	$(21)	$(16)	$(16)	$(12)	$(15)
5% decrease	14	8	6	16	12	15
(1)Amounts represent the potential annual net pretax impact.
(ii)Foreign currency risk
Foreign currency risk is defined for these purposes as the risk that the fair value of a financial instrument held by Brookfield Renewable will fluctuate because of changes in foreign currency rates.
Brookfield Renewable has exposure to the Canadian dollar, euro, Brazilian real, Colombian peso, British pound sterling, Indian rupee, Malaysian ringgit and Chinese yuan through its investments in foreign operations. Consequently, fluctuations in the U.S. dollar exchange rate against these currencies increase the volatility of net income and other comprehensive income. Brookfield Renewable holds foreign currency contracts primarily to mitigate this exposure.
The table below summarizes the impact to Brookfield Renewable’s financial instruments of changes in the exchange rate as at December 31. The impact is expressed in terms of the effect on income and OCI. The sensitivities are based on the assumption that the currency exchange rate changes by five percent with all other variables held constant.

F - 38

Impact of a 5% change in U.S. dollar exchange rates, on outstanding foreign exchange swaps, for the year ended December 31:

	Effect on net income(1)			Effect on OCI(1)
(MILLIONS)	2020	2019	2018	2020	2019	2018
5% increase	$10	$49	$66	$73	$41	$64
5% decrease	(7)	(40)	(66)	(72)	(41)	(65)
(1)Amounts represent the potential annual net pretax impact.
(iii)Interest rate risk
Interest rate risk is defined for these purposes as the risk that the fair value or future cash flows of a financial instrument held by Brookfield Renewable will fluctuate, because of changes in interest rates.
Brookfield Renewable’s assets largely consist of long duration physical assets. Brookfield Renewable’s financial liabilities consist primarily of long-term fixed-rate debt or variable-rate debt that has been swapped to fixed rates with interest rate financial instruments. Other than tax equity, all other non-derivative financial liabilities are recorded at their amortized cost. Brookfield Renewable also holds interest rate contracts to lock-in fixed rates on certain anticipated future debt issuances.
Brookfield Renewable will enter into interest rate swaps designed to minimize the exposure to interest rate fluctuations on its variable-rate debt. Fluctuations in interest rates could impact Brookfield Renewable’s cash flows, primarily with respect to the interest payable against Brookfield Renewable’s variable rate debt, which is limited to certain non-recourse borrowings with a total principal value of $5,960 million (2019: $6,127 million). Of this principal value, $3,465 million (2019: $3,122 million) has been fixed through the use of interest rate contracts. The fair values of the recognized liability for the interest rate swaps were calculated using a valuation model with observable interest rates.
The table below summarizes the impact of changes in the interest rate as at December 31. The impact is expressed in terms of the effect on income and OCI. The sensitivities are based on the assumption that the interest rate changes by 1% with all other variables held constant.
Impact of a 1% change in interest rates, on outstanding interest rate swaps, variable-rate debt and tax equity, for the year ended December 31:

	Effect on net income(1)			Effect on OCI(1)
(MILLIONS)	2020	2019	2018	2020	2019	2018
1% increase	$37	$37	$27	$122	$69	$65
1% decrease	(38)	(38)	(22)	(129)	(69)	(68)
(1)Amounts represent the potential annual net pretax impact.
(b)Credit risk
Credit risk is the risk of loss due to the failure of a borrower or counterparty to fulfill its contractual obligations. Brookfield Renewable’s exposure to credit risk in respect of financial instruments relates primarily to counterparty obligations regarding energy contracts, interest rate swaps, forward foreign exchange contracts and physical electricity transactions.
Brookfield Renewable minimizes credit risk with counterparties through the selection, monitoring and diversification of counterparties, and the use of standard trading contracts, and other credit risk mitigation techniques. In addition, Brookfield Renewable’s power purchase agreements are reviewed regularly and the majority are with customers having long standing credit histories or investment grade ratings, which limit the risk of non-collection. See Note 24 – Trade receivables and other current assets, for additional details regarding Brookfield Renewable’s trade receivables balance.

F - 39

The maximum credit exposure at December 31 was as follows:

(MILLIONS)	2020	2019
Trade receivables and other short-term receivables	$792	$785
Financial instrument assets(1)	139	153
Due from related parties	56	60
Contract asset(1)	455	473
	$1,442	$1,471
(1)Includes both the current and long-term amounts.
(c)Liquidity risk
Liquidity risk is the risk that Brookfield Renewable cannot meet a demand for cash or fund an obligation when due. Liquidity risk is mitigated by Brookfield Renewable’s cash and cash equivalent balances and its access to undrawn credit facilities. Details of the available portion of credit facilities are included in Note 15 – Borrowings. Brookfield Renewable also ensures that it has access to public capital markets and maintains a strong investment grade credit rating.
Brookfield Renewable is also subject to the risk associated with debt financing. This risk is mitigated by the long-term duration of debt instruments and the staggered maturity dates over an extended period of time.

F - 40

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

AS AT DECEMBER 31, 2020 (MILLIONS)	< 1 year	2-5 years	> 5 years	Total
Accounts payable and accrued liabilities	$625	$—	$—	$625
Financial instrument liabilities(1)(2)	283	513	155	951
Due to related parties	506	11	—	517
Other long-term liabilities – concession payments	1	5	12	18
Lease liabilities(1)	33	112	294	439
Corporate borrowings(1)	3	314	1,826	2,143
Non-recourse borrowings(1)	1,141	5,214	9,651	16,006
Interest payable on borrowings(3)	824	2,682	2,827	6,333
Total	$3,416	$8,851	$14,765	$27,032

AS AT DECEMBER 31, 2019 (MILLIONS)	< 1 year	2-5 years	> 5 years	Total
Accounts payable and accrued liabilities	$768	$—	$—	$768
Financial instrument liabilities(1)(2)	246	331	149	726
Due to related parties	139	7	—	146
Other long-term liabilities – concession payments	1	6	15	22
Lease liabilities(1)	34	115	337	486
Corporate borrowings(1)	—	607	1,500	2,107
Non-recourse borrowings(1)	1,133	4,878	9,216	15,227
Interest payable on borrowings(3)	751	2,887	2,940	6,578
Total	$3,072	$8,831	$14,157	$26,060
(1)Includes both the current and long-term amounts.
(2)Includes tax equity liabilities that will be partially settled by the delivery of non-cash tax attributes.
(3)Represents aggregate interest payable expected to be paid over the entire term of the obligations, if held to maturity. Variable rate interest payments have been calculated based on estimated interest rates.
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

F - 41

Level 2 – inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and
Level 3 – inputs for the asset or liability that are not based on observable market data.
The following table presents Brookfield Renewable’s assets and liabilities measured and disclosed at fair value classified by the fair value hierarchy as at December 31:

(MILLIONS)	Level 1	Level 2	Level 3	2020	2019
Assets measured at fair value:
Cash and cash equivalents	$431	$—	$—	$431	$352
Restricted cash(1)	283	—	—	283	293
Financial instrument assets(2)
Energy derivative contracts	—	62	73	135	141
Foreign exchange swaps	—	4	—	4	12
Investments in equity securities(3)	—	81	94	175	160
Property, plant and equipment	—	—	44,590	44,590	41,055
Liabilities measured at fair value:
Financial instrument liabilities(2)
Energy derivative contracts	—	(33)	—	(33)	(8)
Interest rate swaps	—	(422)	—	(422)	(265)
Foreign exchange swaps	—	(94)	—	(94)	(41)
Tax equity	—	—	(402)	(402)	(412)
Contingent consideration(4)	—	—	(1)	(1)	(11)
Liabilities for which fair value is disclosed:
Corporate borrowings	(2,445)	(3)	—	(2,448)	(2,204)
Non-recourse borrowings	(2,478)	(15,513)	—	(17,991)	(16,060)
Total	$(4,209)	$(15,918)	$44,354	$24,227	$23,012
(1)Includes both the current amount and long-term amount included in Other long-term assets.
(2)Includes both current and long-term amounts.
(3)Excludes $155 million of investments in debt securities that are measured at amortized cost.
(4)Amount relates to business combinations with obligations lapsing in 2022.
There were no transfers between levels during the year ended December 31, 2020.

F - 42

Financial instruments disclosures
The aggregate amount of Brookfield Renewable’s net financial instrument positions as at December 31 are as follows:

		2020		2019
(MILLIONS)	Assets	Liabilities	Net Assets (Liabilities)	Net Assets (Liabilities)
Energy derivative contracts	$135	$33	$102	$133
Interest rate swaps	—	422	(422)	(265)
Foreign exchange swaps	4	94	(90)	(29)
Investments in debt and equity securities	330	—	330	160
Tax equity	—	402	(402)	(412)
Total	469	951	(482)	(413)
Less: current portion	62	283	(221)	(158)
Long-term portion	$407	$668	$(261)	$(255)

F - 43

The following table presents the change in Brookfield Renewable’s total net financial instrument asset position as at and for the year ended December 31:

(MILLIONS)	Note	2020	2019
Balance, beginning of year		$(413)	$(426)
Increases (decreases) in the net financial instrument liability position:
Unrealized (loss) gain through income on tax equity	(a)	(12)	26
Unrealized (loss) gain through OCI on investments in equity securities	(b)	(1)	35
Unrealized (loss) through income on energy derivative contracts	(c)	(28)	1
Unrealized (loss) through OCI on energy derivative contracts	(c)	(4)	25
Unrealized gain (loss) through income on interest rate swaps	(d)	(28)	(51)
Unrealized gain (loss) through OCI on interest rate swaps	(d)	(57)	(36)
Unrealized gain (loss) through income on foreign exchange swaps	(e)	126	4
Unrealized gain (loss) through OCI on foreign exchange swaps	(e)	(40)	14
Acquisitions, settlements and other		(25)	(5)
Balance, end of year		$(482)	$(413)

Financial instrument liabilities designated at fair value through profit and loss
Tax equity	(a)	$(402)	$(412)

Financial instrument assets designated at fair value through OCI
Investments in equity securities	(b)	$175	$160

Financial instrument assets designated at amortized cost
Investments in debt securities	(b)	$155	$—

Derivative assets not designated as hedging instruments:
Energy derivative contracts	(c)	$78	$84
Foreign exchange swaps	(e)	4	12
		$82	$96

Derivative assets designated as hedging instruments:
Energy derivative contracts	(c)	$57	$57
		$57	$57

Derivative liabilities not designated as hedging instruments:
Energy derivative contracts	(c)	$(32)	$(8)
Interest rate swaps	(d)	(183)	(200)
Foreign exchange swaps	(e)	(23)	(18)
		$(238)	$(226)

Derivative liabilities designated as hedging instruments:
Energy derivative contracts	(c)	$(1)	$—
Interest rate swaps	(d)	(239)	(65)
Foreign exchange swaps	(e)	(71)	(23)
		$(311)	$(88)

Total financial instruments, net		$(482)	$(413)

F - 44

(a)Tax equity
Brookfield Renewable owns and operates certain projects in the United States under tax equity structures to finance the construction of solar and wind projects. In accordance with the substance of the contractual agreements, the amounts paid by the tax equity investors for their equity stakes are classified as financial instrument liabilities on the consolidated statements of financial position.
Gains or losses on the tax equity liabilities are recognized within foreign exchange and financial instruments gain (loss) in the consolidated statements of income (loss).
(b)Investments in debt and equity securities
Brookfield Renewable's investments in debt and equity securities are classified as FVOCI and amortized cost. Refer to Note 1(l) – Basis of preparation and significant accounting policies – Financial instruments.
(c)Energy derivative contracts
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
There is an economic relationship between the hedged items and the hedging instruments as the terms of the energy derivative contracts match the terms of the expected highly probable forecast transactions (i.e. notional amount and expected payment date). Brookfield Renewable has established a hedge ratio of 1:1 for the hedging relationships. To measure the hedge effectiveness, Brookfield Renewable uses the hypothetical derivative method and compares changes in the fair value of the hedging instruments against the changes in fair value of the hedged items attributable to the hedged risks. The hedge ineffectiveness can arise from different indexes (and accordingly different curves) linked to the hedged risk of the hedged items and hedging instruments.
For the year ended December 31, 2020, gains of $55 million relating to energy derivative contracts were realized and reclassified from OCI to revenues in the consolidated statements of income (loss) (2019: $9 million gains and 2018: $13 million losses).
Based on market prices as of December 31, 2020, unrealized gains of $19 million (2019: $22 million gains and 2018: $15 million losses) recorded in accumulated other comprehensive income (“AOCI”) on energy derivative contracts are expected to be settled or reclassified into income in the next twelve months. The actual amount reclassified from AOCI, however, could vary due to future changes in market prices.
The following table summarizes the energy derivative contracts designated as hedging instruments:

Energy derivative contracts	December 31, 2020	December 31, 2019
Carrying amount (asset/(liability))	56	57
Notional amount – millions of U.S. dollars	376	328
Notional amount – GWh	11,478	10,010
Weighted average hedged rate for the year ($/MWh)	33	33
Maturity dates	2021 - 2027	2020 - 2027
Hedge ratio	1:1	1:1
Change in discounted spot value of outstanding hedging instruments	17	21
Change in value of hedged item used to determine hedge effectiveness	(19)	(22)
There is $2 million of hedge ineffectiveness losses recognized within foreign exchange and financial instruments gain (loss) in the consolidated statements of income (loss) related to energy derivative contracts (cash flow hedges) for the year ended December 31, 2020 (2019: nil and 2018: $2 million gain).

F - 45

(d)Interest rate hedges
Brookfield Renewable has entered into interest rate hedge contracts primarily to minimize exposure to interest rate fluctuations on its variable-rate debt or to lock in interest rates on future debt refinancing. All interest rate hedge contracts are recorded in the consolidated financial statements at fair value.
There is an economic relationship between the hedged items and the hedging instruments as the terms of the interest rate hedges match the terms of the respective fixed-rate debt (i.e., notional amount, maturity, payment and reset dates). Brookfield Renewable established a hedge ratio of 1:1 for the hedging relationships. To measure the hedge effectiveness, Brookfield Renewable uses the hypothetical derivative method and compares the changes in the fair value of the hedging instrument against the changes in fair value of the hedged items attributable to the hedged risk.
The hedge ineffectiveness can arise from:
•Different interest rate curves being applied to discount the hedged item and hedging instrument
•Differences in timing of cash flows of the hedged item and hedging instrument
•The counterparties’ credit risk having an asymmetrical impact on the fair value movements of the hedging instrument and hedged item
At December 31, 2020, agreements with a total notional exposure of $3,748 million were outstanding (2019: $3,043 million) including $962 million (2019: $1,567 million) associated with agreements that are not formally designated as hedging instruments. The weighted-average fixed interest rate resulting from these agreements is 3.0% (2019: 3.0%).
For the year ended December 31, 2020, net movements relating to cash flow hedges realized and reclassified from OCI to interest expense in the consolidated statements of income (loss) were $12 million losses (2019: $22 million losses and 2018: $14 million losses).
Based on market prices as of December 31, 2020, unrealized losses of $34 million (2019: $15 million and 2018: $9 million) recorded in AOCI on interest rate swaps are expected to be settled or reclassified into income in the next twelve months. The actual amount reclassified from AOCI, however, could vary due to future changes in market rates.
The following table summarizes the interest rate hedges designated as hedging instruments:

Interest rate hedges	December 31, 2020	December 31, 2019
Carrying amount (asset/(liability))	(239)	(65)
Notional amount – $	546	566
Notional amount – C$(1)	342	334
Notional amount – €(1)	1,279	349
Notional amount – COP(1)	619	227
Maturity dates	2021 - 2039	2021 - 2039
Hedge ratio	1:1	1:1
Change in discounted spot value of outstanding hedging instruments	(56)	(28)
Change in value of hedged item used to determine hedge effectiveness	59	33
(1)Notional amounts of foreign currency denominated interest rate hedges are presented at the U.S. dollar equivalent value based on the December 31, 2020 foreign currency spot rate.
The hedge ineffectiveness loss recognized within foreign exchange and financial instruments gain (loss) in the consolidated statements of income (loss) related to interest rate contracts (cash flow hedges) for the year ended December 31, 2020 was $2 million (2019: $1 million).
(e)Foreign exchange swaps
Brookfield Renewable has entered into foreign exchange swaps to minimize its exposure to currency fluctuations impacting its investments and earnings in foreign operations, and to fix the exchange rate on certain anticipated transactions denominated in foreign currencies.

F - 46

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
At December 31, 2020, agreements with a total notional exposure of $1,355 million were outstanding (2019: $2,306 million) including $104 million (2019: $1,388 million) associated with agreements that are not formally designated as hedging instruments.
There are no unrealized gains or losses recorded in AOCI on foreign exchange swaps that are expected to be settled or reclassified into income in the next twelve months (2019: nil and 2018: $1 million gain). The actual amount reclassified from AOCI, however, could vary due to future changes in market rates.
The following table summarizes the foreign exchange swaps designated as hedging instruments:

Foreign exchange swaps	December 31, 2020	December 31, 2019
Carrying amount (asset/(liability))	(71)	(23)
Notional amount for hedges of the Canadian dollar(1)	—	72
Notional amount for hedges of the euro(1)	412	380
Notional amount for hedges of the British pounds sterling(1)	212	170
Notional amount for hedges of the Chinese yuan(1)	294	195
Notional amount for hedges of the Indian rupee(1)	230	47
Notional amount for hedges of the Brazilian real(1)	73	—
Notional amount for hedges of other currencies(1)	30	54
Maturity date	2021 - 2022	2020 - 2022
Hedge ratio	1:1	1:1
Weighted average hedged rate for the year:
C$/$ foreign exchange forward contracts	—	1.30
€/$ foreign exchange forward contracts	0.87	0.87
£/$ foreign exchange forward contracts	0.81	0.82
CNY/$ foreign exchange forward contracts	7.14	7.22
INR/$ foreign exchange forward contracts	76.39	74.48
BRL/$ foreign exchange forward contracts	5.38	—
(1)Notional amounts expressed in millions of U.S. dollars

F - 47

The following table presents a reconciliation of the limited partners’ equity reserves impacted by financial instruments:

(MILLIONS)	Cash flow hedges	Investments in equity securities	Foreign currency translation
Balance, as at December 31, 2018	$(34)	$4	$(652)
Effective portion of changes in fair value arising from:
Interest rate swaps	(1)	—	—
Amount reclassified to profit or loss	2	—	—
Foreign currency revaluation of designated borrowings	—	—	(49)
Foreign currency revaluation of net foreign operations	—	—	14
Valuation of investments in equity securities designated FVOCI	—	19	—
Tax effect	—	—	—
Other	1	(11)	(13)
Balance, as at December 31, 2019	$(32)	$12	$(700)
Effective portion of changes in fair value arising from:
Energy derivative contracts	1	—	—
Interest rate swaps	(3)	—	—
Foreign exchange swaps	—	—	(6)
Amount reclassified to profit or loss	(7)	—	—
Foreign currency revaluation of designated borrowings	—	—	(34)
Foreign currency revaluation of net foreign operations	—	—	(208)
Valuation of investments in equity securities designated FVOCI	—	4	—
Tax effect	3	1	(1)
Special distribution/TERP acquisition	1	(13)	280
Other	(2)	(1)	(51)
Balance, as at December 31, 2020	$(39)	$3	$(720)

F - 48

7. SEGMENTED INFORMATION
Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the business, manage operations, and allocate resources based on the type of technology.
The reporting to the CODM was revised during the year to incorporate the energy transition business of Brookfield Renewable. The energy transition business corresponds to a portfolio of multi-technology assets and investments that support the broader strategy of decarbonization of electricity grids around the world. The financial information of operating segments in the prior periods has been restated to present the corresponding results of the energy transition business.
Our operations are segmented by – 1) hydroelectric, 2) wind, 3) solar, 4) energy transition (distributed generation, pumped storage, cogeneration and biomass), and 5) corporate – with hydroelectric and wind further segmented by geography (i.e., North America, Colombia, Brazil, Europe and Asia). This best reflects the way in which the CODM reviews results of our company.
Reporting to the CODM on the measures utilized to assess performance and allocate resources is provided on a proportionate basis. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder (holders of the GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units) perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to Brookfield Renewable’s Unitholders.
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
Brookfield Renewable does not control those entities that have not been consolidated and as such, have been presented as equity-accounted investments in its consolidated financial statements. The presentation of the assets and liabilities and revenues and expenses does not represent Brookfield Renewable’s legal claim to such items, and the removal of financial statement amounts that are attributable to non-controlling interests does not extinguish Brookfield Renewable’s legal claims or exposures to such items.
Brookfield Renewable reports its results in accordance with these segments and presents prior period segmented information in a consistent manner.
The accounting policies of the reportable segments are the same as those described in Note 1 – Basis of preparation and significant accounting policies. Brookfield Renewable analyzes the performance of its operating segments based on revenues, Adjusted EBITDA, and Funds From Operations. Adjusted EBITDA and Funds From Operations are not generally accepted accounting measures under IFRS and therefore may differ from definitions of Adjusted EBITDA and Funds From Operations used by other entities.
Brookfield Renewable uses Adjusted EBITDA to assess the performance of its operations before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, distributions to preferred shareholders and preferred limited partners and other typical non-recurring items. Brookfield Renewable includes realized disposition gains and losses on assets that we did not intend to hold over the long-term within Adjusted EBITDA in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period Adjusted EBITDA.

F - 49

Brookfield Renewable uses Funds From Operations to assess the performance of its operations and is defined as Adjusted EBITDA less management service costs, interest and current income taxes, which is then adjusted for the cash portion of non-controlling interests and distributions to preferred shareholders and preferred limited partners.

F - 50

The following table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable’s proportionate results to the consolidated statements of income (loss) on a line-by-line basis by aggregating the components comprising the earnings from Brookfield Renewable’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the year ended December 31, 2020:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non-controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Energy transition	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	$824	$175	$211	$263	$105	$27	$28	$245	$169	$—	$2,047	$(72)	$1,835	$3,810
Other income	39	54	12	11	26	3	3	50	22	64	284	(29)	(127)	128
Direct operating costs	(301)	(52)	(92)	(78)	(35)	(6)	(6)	(63)	(61)	(23)	(717)	34	(591)	(1,274)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	67	31	98
Adjusted EBITDA	562	177	131	196	96	24	25	232	130	41	1,614	—	1,148
Management service costs	—	—	—	—	—	—	—	—	—	(217)	(217)	—	(18)	(235)
Interest expense	(143)	(18)	(30)	(73)	(15)	(6)	(6)	(90)	(25)	(79)	(485)	20	(511)	(976)
Current income taxes	1	(7)	(11)	—	(2)	(1)	(1)	(3)	(2)	—	(26)	4	(44)	(66)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(54)	(54)	—	—	(54)
Preferred equity	—	—	—	—	—	—	—	—	—	(25)	(25)	—	—	(25)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(24)	(13)	(37)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(562)	(562)
Funds From Operations	420	152	90	123	79	17	18	139	103	(334)	807	—	—
Depreciation	(246)	(66)	(21)	(180)	(70)	(14)	(9)	(84)	(62)	(4)	(756)	21	(632)	(1,367)
Foreign exchange and financial instrument loss	(47)	3	(2)	47	(17)	—	(1)	(3)	(9)	(6)	(35)	8	154	127
Deferred income tax recovery	36	5	(3)	28	7	—	2	20	5	75	175	(6)	44	213
Other	(95)	1	4	(22)	(26)	—	(6)	(23)	(36)	(292)	(495)	11	52	(432)
Share of earnings from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(34)	—	(34)
Net income attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	382	382
Net income (loss) attributable to Unitholders(2)	$68	$95	$68	$(4)	$(27)	$3	$4	$49	$1	$(561)	$(304)	$—	$—	$(304)
(1)Share of earnings from equity-accounted investments of $27 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $180 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

F - 51

The following table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable’s proportionate results to the consolidated statements of income (loss) on a line-by-line basis by aggregating the components comprising the earnings from Brookfield Renewable’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the year ended December 31, 2019:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non-controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Energy transition	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	$905	$234	$237	$223	$95	$37	$20	$138	$132	$—	$2,021	$(79)	$2,029	3,971
Other income	3	19	—	2	4	—	—	16	11	33	88	(8)	25	105
Direct operating costs	(286)	(72)	(93)	(62)	(32)	(9)	(4)	(28)	(56)	(23)	(665)	34	(632)	(1,263)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	53	27	80
Adjusted EBITDA	622	181	144	163	67	28	16	126	87	10	1,444	—	1,449
Management service costs	—	—	—	—	—	—	—	—	—	(116)	(116)	—	(19)	(135)
Interest expense	(156)	(20)	(34)	(66)	(17)	(8)	(5)	(52)	(16)	(92)	(466)	13	(548)	(1,001)
Current income taxes	(7)	(11)	(9)	1	(2)	(1)	(1)	—	(1)	—	(31)	2	(41)	(70)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(44)	(44)	—	—	(44)
Preferred equity	—	—	—	—	—	—	—	—	—	(26)	(26)	—	—	(26)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(15)	(12)	(27)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(829)	(829)
Funds From Operations	459	150	101	98	48	19	10	74	70	(268)	761	—	—
Depreciation	(227)	(84)	(21)	(150)	(47)	(17)	(5)	(65)	(23)	(4)	(643)	13	(641)	(1,271)
Foreign exchange and financial instrument loss	11	(5)	(2)	(2)	(10)	(3)	1	1	(3)	(18)	(30)	(2)	(4)	(36)
Deferred income tax expense	(27)	4	(4)	—	10	—	—	1	—	46	30	—	(3)	27
Other	(74)	(6)	(2)	(33)	(12)	2	—	(48)	(2)	(46)	(221)	9	(64)	(276)
Share of earnings from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(20)	(4)	(24)
Net income attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	716	716
Net income (loss) attributable to Unitholders(2)	$142	$59	$72	$(87)	$(11)	$1	$6	$(37)	$42	$(290)	$(103)	$—	$—	$(103)
(1)Share of earnings from equity-accounted investments of $29 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $113 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net income attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

F - 52

The following table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable’s proportionate results to the consolidated statements of income (loss) on a line-by-line basis by aggregating the components comprising the earnings from Brookfield Renewable’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the year ended December 31, 2018:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non-controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Energy transition	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	$893	$244	$216	$219	$73	$42	$12	$116	$115	$—	$1,930	$(76)	$1,943	3,797
Other income	12	5	4	2	11	—	—	4	1	7	46	—	29	75
Direct operating costs	(286)	(76)	(94)	(64)	(27)	(9)	(4)	(28)	(42)	(23)	(653)	27	(647)	(1,273)
Share of Adjusted EBITDA from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	49	22	71
Adjusted EBITDA	619	173	126	157	57	33	8	92	74	(16)	1,323	—	1,347
Management service costs	—	—	—	—	—	—	—	—	—	(84)	(84)	—	(10)	(94)
Interest expense	(172)	(22)	(38)	(63)	(17)	(9)	(4)	(40)	(22)	(99)	(486)	14	(501)	(973)
Current income taxes	(4)	(9)	(2)	2	(2)	—	1	1	—	—	(13)	1	(20)	(32)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(38)	(38)	—	—	(38)
Preferred equity	—	—	—	—	—	—	—	—	—	(26)	(26)	—	—	(26)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(15)	(10)	(25)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(806)	(806)
Funds From Operations	443	142	86	96	38	24	5	53	52	(263)	676	—	—
Depreciation	(231)	(136)	(18)	(124)	(43)	(13)	(2)	(32)	(30)	(2)	(631)	13	(533)	(1,151)
Foreign exchange and financial instrument loss	(1)	(1)	7	30	9	(10)	3	(16)	(1)	—	20	(1)	18	37
Deferred income tax expense	(1)	1	18	43	2	—	—	24	12	24	123	—	252	375
Other	(21)	(3)	(6)	(30)	2	—	(2)	(13)	(12)	(23)	(108)	1	(99)	(206)
Share of earnings from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(13)	(5)	(18)
Net income attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	367	367
Net income (loss) attributable to Unitholders(2)	$189	$3	$87	$15	$8	$1	$4	$16	$21	$(264)	$80	$—	$—	$80
(1)Share of earnings from equity-accounted investments of $28 million is comprised of amounts found on the share of Adjusted EBITDA, share of interest and cash taxes and share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $439 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net income attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity and preferred equity.

F - 53

The following table presents information on a segmented basis about certain items in our company’s consolidated statements of financial position and reconciles our proportionate balances to the consolidated statements of financial position basis by aggregating the components comprising Brookfield Renewable's investments in associates and reflecting the portion of each line item attributable to non-controlling interests:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non-controlling interests	As per IFRS financials
	Hydroelectric			Wind				Solar	Energy transition	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
As at December 31, 2020
Cash and cash equivalents	$38	$6	$6	$36	$60	$1	$3	$86	$48	$7	$291	$(20)	$160	$431
Property, plant and equipment, at fair value	12,983	1,544	1,965	3,606	1,095	274	175	3,548	1,880	—	27,070	(940)	18,460	44,590
Total assets	13,628	1,751	2,201	3,801	1,267	292	272	3,985	2,101	100	29,398	(387)	20,711	49,722
Total borrowings	3,439	245	439	1,680	669	66	125	2,534	864	2,143	12,204	(332)	6,210	18,082
Other liabilities	3,232	153	556	773	220	8	22	568	211	784	6,527	(55)	3,401	9,873
For the year ended December 31, 2020
Additions to property, plant and equipment(1)	307	65	5	70	29	1	—	146	48	4	675	(17)	310	968
As at December 31, 2019
Cash and cash equivalents	$9	$7	$10	$18	$21	$2	$5	$52	$18	$1	$143	$(19)	$228	$352
Property, plant and equipment, at fair value	11,488	1,938	1,773	2,458	628	368	187	1,674	1,076	—	21,590	(1,142)	20,607	41,055
Total assets	12,153	2,126	2,027	2,705	692	391	233	1,906	1,205	103	23,541	(520)	23,175	46,196
Total borrowings	3,070	208	449	1,221	326	71	124	1,266	439	2,107	9,281	(431)	8,450	17,300
Other liabilities	2,877	148	499	597	100	10	28	240	126	248	4,873	(483)	4,026	8,416
For the year ended December 31, 2019
Additions to property, plant and equipment	77	32	7	112	9	3	—	—	21	3	264	(19)	252	497
(1)Brookfield Renewable exercised the option to buyout the lease on its 192 MW hydroelectric facility in Louisiana and recognized a $247 million adjustment ($185 million net to Brookfield Renewable) to its corresponding right-of-use asset.

F - 54

Geographical Information
The following table presents consolidated revenue split by reportable segment for the year ended December 31:

(MILLIONS)	2020	2019	2018
Hydroelectric
North America	$1,030	$1,123	$1,152
Brazil	201	259	285
Colombia	874	979	896
	2,105	2,361	2,333
Wind
North America	494	474	478
Europe	237	273	206
Brazil	79	110	142
Asia	105	71	38
	915	928	864
Solar	761	646	572
Energy transition	29	36	28
Total	$3,810	$3,971	$3,797
The following table presents consolidated property, plant and equipment and equity-accounted investments split by geography:

(MILLIONS)	December 31, 2020	December 31, 2019
United States	$22,955	$21,166
Colombia	8,150	7,353
Canada	4,880	4,680
Brazil	3,308	3,621
Europe	5,417	4,312
Asia	851	860
	$45,561	$41,992

8. OTHER INCOME
Brookfield Renewable’s other income for the year ended December 31 is comprised of the following:

(MILLIONS)	2020	2019	2018
Interest and other investment income	$47	$32	$22
Gain on regulatory settlement	61	14	—
Other	20	59	53
	$128	$105	$75

F - 55

9. DIRECT OPERATING COSTS
Brookfield Renewable’s direct operating costs for the year ended December 31 are comprised of the following:

(MILLIONS)	Notes	2020	2019	2018
Operations, maintenance and administration		$(730)	$(741)	$(792)
Water royalties, property taxes and other		(192)	(186)	(163)
Fuel and power purchases(1)		(348)	(316)	(294)
Energy marketing & other services	30	(4)	(20)	(24)
		$(1,274)	$(1,263)	$(1,273)
(1)Fuel and power purchases are primarily attributable to our portfolio in Colombia.
10. OTHER
Brookfield Renewable’s other for the year ended December 31 is comprised of the following:

(MILLIONS)	Notes	2020	2019	2018
Transaction costs		$(13)	$(5)	$(17)
Change in fair value of property, plant and equipment		(101)	(65)	(64)
Loss on debt extinguishment		(12)	(35)	(27)
Amortization of service concession assets		(9)	(20)	(9)
Legal provisions	29	(231)	—	—
Other		(66)	(151)	(89)
		$(432)	$(276)	$(206)

11. FOREIGN CURRENCY TRANSLATION
Brookfield Renewable’s foreign currency translation for the year ended December 31 shown in the consolidated statements of comprehensive income is comprised of the following:

(MILLIONS)	Notes	2020	2019	2018
Foreign currency translation on
Property, plant and equipment, at fair value	13	$(604)	$49	$(1,592)
Borrowings	15	(219)	(133)	607
Deferred income tax liabilities and assets	12	35	(32)	180
Other assets and liabilities		(52)	25	(39)
		$(840)	$(91)	$(844)

F - 56

12. INCOME TAXES
The major components of income tax recovery (expense) for the year ended December 31 are as follows:

(MILLIONS)	2020	2019	2018
Income tax recovery (expense) applicable to:
Current taxes
Attributed to the current period	$(66)	$(70)	$(32)
Deferred taxes
Income taxes – origination and reversal of temporary differences	185	78	50
Relating to change in tax rates / imposition of new tax laws	(7)	1	95
Relating to unrecognized temporary differences and tax losses	35	(52)	230
	213	27	375
Total income tax recovery (expense)	$147	$(43)	$343
The major components of deferred income tax (expense) recovery for the year ended December 31 recorded directly to other comprehensive income are as follows:

(MILLIONS)	2020	2019	2018
Deferred income taxes attributed to:
Financial instruments designated as cash flow hedges	$13	$4	$(4)
Other	(3)	5	(20)
Revaluation surplus
Origination and reversal of temporary differences	(934)	(432)	(1,291)
Relating to changes in tax rates / imposition of new tax laws	—	(59)	54
	$(924)	$(482)	$(1,261)
Brookfield Renewable’s effective income tax recovery (expense) for the year ended December 31 is different from its recovery at its statutory income tax rate due to the differences below:

(MILLIONS)	2020	2019	2018
Statutory income tax recovery (expense)(1)	$53	$(34)	$(69)
Reduction (increase) resulting from:
Decrease (increase) in tax assets not recognized	34	(52)	230
Differences between statutory rate and future tax rate	(7)	1	95
Subsidiaries’ income taxed at different rates	68	38	87
Other	(1)	4	—
Effective income tax recovery (expense)	$147	$(43)	$343
(1)Statutory income tax expense is calculated using domestic rates applicable to the profits in the relevant country.
The above reconciliation has been prepared by aggregating the information for all of Brookfield Renewable’s subsidiaries using the domestic rate in each tax jurisdiction.
Brookfield Renewable’s effective income tax rate was 76.6% for the year ended December 31, 2020 (2019: 35.0% and 2018: (142.9)%). The effective tax rate is different than the statutory rate primarily due to rate differentials, legislative changes in tax rates during the year, changes in tax assets not recognized and non-controlling interests’ income not subject to tax.

F - 57

The following table details the expiry date, if applicable, of the unrecognized deferred tax assets as at December 31:

(MILLIONS)	2020	2019	2018
Less than four years	$5	$3	$—
Thereafter	149	431	200
The deferred tax assets and liabilities of the following temporary differences have been recognized in the consolidated financial statements for the year ended December 31:

(MILLIONS)	Non-capital losses	Difference between tax and carrying value	Net deferred tax (liabilities) assets
As at January 1, 2018	$622	$(4,052)	$(3,430)
Recognized in net income (loss)	232	143	375
Recognized in equity	1	(1,252)	(1,251)
Business combination	—	(99)	(99)
Foreign exchange	(20)	200	180
As at December 31, 2018	835	(5,060)	(4,225)
Recognized in net income (loss)	23	4	27
Recognized in equity	11	(491)	(480)
Business combination	7	14	21
Foreign exchange	9	(41)	(32)
As at December 31, 2019	885	(5,574)	(4,689)
Recognized in net income (loss)	273	(60)	213
Recognized in equity	(52)	(865)	(917)
Business combination	30	18	48
Foreign exchange	4	31	35
As at December 31, 2020	$1,140	$(6,450)	$(5,310)

The deferred income tax liabilities include $5,145 million (2019: $4,293 million and 2018: $3,864 million) of liabilities which relate to property, plant and equipment revaluations included in equity.
The unrecognized taxable temporary difference attributable to Brookfield Renewable’s interest in its subsidiaries, branches, associates, and joint ventures is $5,405 million (2019: $3,633 million and 2018: $3,434 million).

F - 58

13. PROPERTY, PLANT AND EQUIPMENT, AT FAIR VALUE
The following table presents a reconciliation of property, plant and equipment at fair value:

(MILLIONS)	Notes	Hydroelectric	Wind	Solar	Other(1)	Total(2)
As at December 31, 2018		$24,666	$8,796	$4,457	$258	$38,177
IFRS 16 adoption		79	224	100	4	407
Additions		172	26	262	4	464
Disposals		—	(440)	—	—	(440)
Acquisitions through business combinations	5	—	550	753	—	1,303
Items recognized through OCI:
Change in fair value		1,537	649	230	(3)	2,413
Foreign exchange		98	(33)	(8)	(8)	49
Items recognized through net income:
Change in fair value		(17)	(11)	(18)	(1)	(47)
Depreciation		(520)	(461)	(271)	(19)	(1,271)
As at December 31, 2019		26,015	9,300	5,505	235	41,055
Additions		474	191	302	1	968
Disposals	4	—	(160)	—	—	(160)
Acquisitions through business combinations	3	—	—	661	—	661
Items recognized through OCI:
Change in fair value		3,139	421	573	(21)	4,112
Foreign exchange		(708)	(167)	315	(44)	(604)
Items recognized through net income:
Change in fair value		12	(25)	(54)	(8)	(75)
Depreciation		(514)	(550)	(290)	(13)	(1,367)
As at December 31, 2020(3)		$28,418	$9,010	$7,012	$150	$44,590
(1)Includes biomass and cogeneration.
(2)Includes assets under construction of $598 million (2019: $340 million).
(3)Includes right-of-use assets not subject to revaluation of $74 million (2019: $71 million) in hydroelectric, $185 million (2019: $208 million) in wind, $152 million (2019: $131 million) in solar and $3 million (2019: $3 million) in other.
The fair value of Brookfield Renewable’s property, plant and equipment is calculated as described in Notes 1(h) – Property, plant and equipment and revaluation method and 1(r)(i) – Critical estimates – Property, plant and equipment. Judgment is involved in determining the appropriate estimates and assumptions in the valuation of Brookfield Renewable’s property, plant and equipment. See Note 1(s)(iii) – Critical judgments in applying accounting policies – Property, plant and equipment. Brookfield Renewable has classified its property, plant and equipment under level 3 of the fair value hierarchy.
Discount rates, terminal capitalization rates and exit dates used in the valuation methodology are provided in the following table:

	North America		Colombia		Brazil		Europe
	2020	2019	2020	2019	2020	2019	2020	2019
Discount rate(1)
Contracted	4.1% - 4.5%	4.6% - 4.9%	8.1%	9.0%	7.3%	8.2%	3.0% - 3.6%	3.5% - 4.0%
Uncontracted	5.6% - 6.0%	6.1% - 6.4%	9.4%	10.3%	8.6%	9.5%	3.6% - 4.7%	4.0% - 5.3%
Terminal capitalization rate(2)	5.8% - 6.2%	6.2% - 6.7%	8.9%	9.8%	N/A	N/A	N/A	N/A
Exit date(3)	2041	2040	2040	2039	2048	2047	2035	2035
(1)Discount rates are not adjusted for asset specific risks.
(2)The terminal capitalization rate applies only to hydroelectric assets in the United States, Canada and Colombia.
(3)For hydroelectric assets, exit date refers to the valuation date of the terminal value.

F - 59

The following table summarizes the impact of a change in discount rates, electricity prices and terminal capitalization rates on the fair value of property, plant and equipment:

	2020
(MILLIONS)	North America	Colombia	Brazil	Europe	Total
25 bps increase in discount rates	$(1,190)	$(230)	$(60)	$(80)	$(1,560)
25 bps decrease in discount rates	1,300	310	60	80	1,750
5% increase in future energy prices	1,020	430	80	10	1,540
5% decrease in future energy prices	(1,020)	(430)	(80)	(10)	(1,540)
25 bps increase in terminal capitalization rate	(280)	(60)	—	—	(340)
25 bps decrease in terminal capitalization rate	310	60	—	—	370

	2019
(MILLIONS)	North America	Colombia	Brazil	Europe	Total
25 bps increase in discount rates	$(1,030)	$(190)	$(90)	$(60)	$(1,370)
25 bps decrease in discount rates	1,060	250	70	60	1,440
5% increase in future energy prices	920	400	80	10	1,410
5% decrease in future energy prices	(920)	(400)	(80)	(10)	(1,410)
25 bps increase in terminal capitalization rate	(210)	(40)	—	—	(250)
25 bps decrease in terminal capitalization rate	220	40	—	—	260
Terminal values are included in the valuation of hydroelectric assets in the United States, Canada and Colombia. For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset plus a one-time 30-year renewal term for the majority of the hydroelectric assets. The weighted-average remaining duration of the authorization or useful life of a concession asset at December 31, 2020, including a one-time 30-year renewal for applicable hydroelectric assets, is 32 years (2019: 32 years). Consequently, there is no terminal value attributed to the hydroelectric assets in Brazil at the end of the authorization term.
The following table summarizes the percentage of total generation contracted under power purchase agreements as at December 31, 2020:

	North America	Colombia	Brazil	Europe
1 - 5 years	64%	49%	77%	95%
6 - 10 years	55%	5%	62%	78%
11 - 20 years	26%	0%	30%	56%
The following table summarizes average power prices from long-term power purchase agreements that are linked specifically to the related power generating assets:

Per MWh(1)	North America	Colombia		Brazil		Europe
1 - 10 years	$90	COP	220,000	R$	306	€167
11 - 20 years	81		N/A	396		255
(1)Assumes nominal prices based on weighted-average generation.

F - 60

The following table summarizes the estimates of future electricity prices:

Per MWh(1)	North America	Colombia		Brazil		Europe
1 - 10 years	$67	COP	265,000	R$	245	€68
11 - 20 years	113		384,000	328		54
(1)Assumes nominal prices based on weighted-average generation.
Brookfield Renewable’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth between 2023 and 2035. A further one year change would increase or decrease the fair value of property, plant and equipment by approximately $236 million (2019: $210 million).
Had Brookfield Renewable’s revalued property, plant and equipment been measured on a historical cost basis, the carrying amounts, net of accumulated depreciation would have been as follows at December 31:

(MILLIONS)	2020	2019
Hydroelectric	$11,330	$11,816
Wind	6,625	6,863
Solar	5,583	4,761
Other(1)	175	234
	$23,713	$23,674
(1)Includes biomass and cogeneration.
14. INTANGIBLE ASSETS
The following table provides a reconciliation of intangible assets:

(MILLIONS)	Total
Balance, as at December 31, 2018	$261
Amortization(1)	(20)
Balance, as at December 31, 2019	241
Amortization(1)	(9)
Balance, as at December 31, 2020	$232
(1)Included in Other within the consolidated statements of income (loss).
Intangible assets relate to certain of our power generating facilities that operate under service concession arrangements in Latin America. We primarily benefit from a government promoted concession agreement and a long-term PPA with UTE - Administracion Nacional de Usinas y Transmisiones Electricas, the Republic of Uruguay’s state-owned electricity company. Under this PPA, we are required to deliver power at a fixed rate for the contract period, in all cases inflation adjusted.
Brookfield Renewable's service concession assets operate as authorizations that expire between 2031 and 2038. The remaining intangible assets are amortized straight-line over 17 to 20 years.
Under these arrangements, Brookfield Renewable recognized $35 million of revenue for the year ended December 31, 2020 (2019: $36 million and 2018: $23 million)

F - 61

15. BORROWINGS
Corporate Borrowings
The composition of corporate borrowings as at December 31 is presented in the following table:

	December 31, 2020				December 31, 2019
(MILLIONS EXCEPT AS NOTED)	Weighted-average Interest rate (%)	Term (years)	Carrying value	Estimated fair value	Weighted-average Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Credit facilities	N/A	4	$—	$—	2.9	5	$299	$299
Commercial paper	0.4	< 1	3	3	N/A	N/A	N/A	N/A
Medium Term Notes:
Series 4 (C$150)	5.8	16	118	160	5.8	17	115	142
Series 8 (C$400)	—	—	—	—	4.8	2	308	324
Series 9 (C$400)	3.8	4	314	348	3.8	5	308	322
Series 10 (C$500)	3.6	6	392	441	3.6	7	384	400
Series 11 (C$475)	4.3	8	373	442	4.3	9	231	248
Series 12 (C$475)	3.4	9	373	420	3.4	10	231	232
Series 13 (C$300)	4.3	29	236	287	4.3	30	231	237
Series 14 (C$425)	3.3	30	334	347	—	—	—	—
	3.9	14	2,140	2,445	4.1	10	1,808	1,905
Total corporate borrowings			2,143	$2,448			2,107	$2,204
Add: Unamortized premiums(1)			3				—
Less: Unamortized financing fees(1)			(11)				(7)
Less: Current portion			(3)				—
			$2,132				$2,100
(1) Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.
The following table outlines the change in the unamortized financing fees of corporate borrowings for the year ended December 31:

(MILLIONS)	2020	2019
Corporate borrowings
Unamortized financing fees, beginning of year	$(7)	$(6)
Additional financing fees	(5)	(2)
Amortization of financing fees	1	1
Unamortized financing fees, end of year	$(11)	$(7)
Credit facilities
Brookfield Renewable had $3 million commercial paper outstanding as at December 31, 2020 (2019: nil). The commercial paper program is supplemented by our $1.75 billion corporate credit facilities.
Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for debt service reserve accounts. See Note 29 – Commitments, contingencies and guarantees for letters of credit issued by subsidiaries.

F - 62

The following table summarizes the available portion of corporate credit facilities as at December 31:

(MILLIONS)	2020	2019
Authorized corporate credit facilities(1)	$2,150	$2,150
Draws on corporate credit facilities(1)	—	(299)
Authorized letter of credit facility	400	400
Issued letters of credit	(300)	(266)
Available portion of corporate credit facilities	$2,250	$1,985
(1)Amounts are guaranteed by Brookfield Renewable.
Medium term notes
Corporate borrowings are obligations of a finance subsidiary of Brookfield Renewable, Brookfield Renewable Partners ULC (“Finco”) (Note 32 – Subsidiary Public Issuers). Finco may redeem some or all of the borrowings from time to time, pursuant to the terms of the indenture. The balance is payable upon maturity, and interest on corporate borrowings is paid semi-annually. The term notes payable by Finco are unconditionally guaranteed by Brookfield Renewable, Brookfield Renewable Energy L.P. (“BRELP”) and certain other subsidiaries.
On April 3, 2020, Brookfield Renewable completed the issuance of C$175 million ($124 million) Series 11 medium term notes and C$175 million ($124 million) Series 12 medium term notes. The medium term notes were issued as a re-opening on identical terms, other than issue date and the price to the public, to the 4.25% Series 11 medium term notes and the 3.38% Series 12 medium term notes that were issued in September 2018 and 2019, respectively.
On August 11, 2020, Brookfield Renewable completed the issuance of C$425 million ($319 million) Series 14 medium term notes. The medium term notes have a fixed interest rate of 3.33% and a maturity date of August 2050. The series 14 medium term notes are corporate-level green bonds.
On September 14, 2020, Brookfield Renewable repaid C$400 million ($304 million) of Series 8 medium term notes prior to maturity.

F - 63

Non-recourse borrowings
Non-recourse borrowings are typically asset-specific, long-term, non-recourse borrowings denominated in the domestic currency of the subsidiary. Non-recourse borrowings in North America and Europe consist of both fixed and floating interest rate debt indexed to the London Interbank Offered Rate (“LIBOR”), the Euro Interbank Offered Rate (“EURIBOR”) and the Canadian Dollar Offered Rate (“CDOR”). Brookfield Renewable uses interest rate swap agreements in North America and Europe to minimize its exposure to floating interest rates. Non-recourse borrowings in Brazil consist of floating interest rates of Taxa de Juros de Longo Prazo (“TJLP”), the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate (“CDI”), plus a margin. Non-recourse borrowings in Colombia consist of both fixed and floating interest rates indexed to Indicador Bancario de Referencia rate (IBR), the Banco Central de Colombia short-term interest rate, and Colombian Consumer Price Index (IPC), Colombia inflation rate, plus a margin.Non-Recourse borrowings in India consist of both fixed and floating interest indexed to Prime lending rate of lender (“MCLR”). Non-recourse borrowings in China consist of floating interest rates of People's Bank of China (“PBOC”).
It is currently expected that Secured Overnight Financing Rate (“SOFR”) will replace US$ LIBOR, Sterling Overnight Index Average (“SONIA”) will replace £ LIBOR, and Euro Short-term Rate (“€STR”) will replace € LIBOR. £ LIBOR and € LIBOR replacement is expected to be effective prior to December 31, 2021. US$ LIBOR replacement is expected to become effective prior to June 30, 2023. As at December 31, 2020, none of Brookfield Renewable’s floating rate borrowings have been impacted by these reforms.
The composition of non-recourse borrowings as at December 31 is presented in the following table:

	December 31, 2020				December 31, 2019
	Weighted-average				Weighted-average
(MILLIONS EXCEPT AS NOTED)	Weighted-average interest rate (%)	Term (years)	Carrying value	Estimated fair value	Weighted-average interest rate (%)	Term (years)	Carrying value	Estimated fair value
Non-recourse borrowings(1)
Hydroelectric	4.8	9	$6,989	$7,853	5.9	10	$6,616	$7,106
Wind	4.3	10	4,324	4,785	4.4	10	4,351	4,523
Solar	3.6	12	3,684	4,247	5.0	11	3,168	3,316
Energy transition	3.8	11	1,009	1,106	3.9	5	1,092	1,115
Total	4.3	10	16,006	$17,991	5.1	10	15,227	$16,060
Add: Unamortized premiums(2)			63				92
Less: Unamortized financing fees(2)			(122)				(119)
Less: Current portion			(1,141)				(1,133)
			$14,806				$14,067
(1)Includes $15 million (2019: $142 million) borrowed under a subscription facility of a Brookfield sponsored private fund.
(2)Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.
Future repayments of Brookfield Renewable’s non-recourse borrowings for each of the next five years and thereafter are as follows:

(MILLIONS)	2021	2022	2023	2024	2025	Thereafter	Total
Non-recourse borrowings
Hydroelectric	$244	$564	$932	$410	$697	$4,142	$6,989
Wind	343	285	517	268	274	2,637	4,324
Solar	402	166	472	167	173	2,304	3,684
Energy transition	152	63	146	43	37	568	1,009
	$1,141	$1,078	$2,067	$888	$1,181	$9,651	$16,006

F - 64

The following table outlines the change in the unamortized financing fees of non-recourse borrowings for the year ended December 31:

(MILLIONS)	2020	2019
Non-recourse borrowings
Unamortized financing fees, beginning of year	$(119)	$(102)
Additional financing fees	(17)	(43)
Amortization of financing fees	9	12
Foreign exchange translation and other	5	14
Unamortized financing fees, end of year	$(122)	$(119)
In March 2020, Brookfield Renewable completed a refinancing of COP 200 billion ($50 million). The debt, drawn in two tranches, bears interest at the applicable base rate plus an average margin of 2.36% and matures in March 2027.
In March 2020, Brookfield Renewable completed a refinancing totaling INR 1,460 million ($20 million) associated with a solar portfolio in India. A portion of the loan bears interest at the applicable base rate plus a margin of 1.45% and the remaining portion bears a fixed rate of 9.75%. The loans mature between 2032 to 2037.
In March 2020, Brookfield Renewable completed a financing totaling $246 million associated with a wind portfolio in the United States. The debt bears interest at a fixed rate of 3.28% and matures in 2037.
In May 2020, Brookfield Renewable completed a bridge financing totaling R$250 million ($46 million) associated with a solar development project in Brazil. The loan bears a variable interest at the applicable rate plus 3.15% and matures in 2021.
In June 2020, Brookfield Renewable completed a financing totaling C$23 million ($17 million) associated with a hydroelectric facility in Canada. The loan bears interest at a fixed rate of 3.5% and matures in 2044.
In June 2020, Brookfield Renewable completed a refinancing of €463 million ($517 million) associated with a solar portfolio in Spain. The debt is comprised both fixed and variable interest rate tranches and bears an average interest rate of 2.66%. The debt matures in 2037.
In August 2020, Brookfield Renewable completed a bond financing associated with the Colombian business totaling COP 450 billion ($120 million). The bonds are comprised of a fixed rate bond bearing interest at 6.26% and matures in 2028 and a variable rate bond bearing interest at the applicable base plus 3.9% and matures in 2045.
In September 2020, Brookfield Renewable completed a refinancing of $296 million associated with a solar portfolio in the United States. The debt bears interest at a fixed rate of 3.38% of the applicable base rate and matures in 2043.
In November 2020, Brookfield Renewable completed a financing of $560 million associated with a lease buyout in the United States. The debt bears interest at a fixed rate of 4% and matures in 2029.
In November 2020, Brookfield Renewable completed a financing of $189 million associated with a solar portfolio in the United States. The loan bears a variable interest at the applicable rate plus 1.60% and matures in 2027.
In December 2020, Brookfield Renewable completed an up-financing of R$120 million ($23 million) associated with a mixed technology portfolio in Brazil. The loan bears a variable interest at the applicable rate plus 3.60% and mature in 2023.
In December 2020, Brookfield Renewable completed a financing of $43.5 million associated with a repowering project in the United States. The loan bears a variable interest at the applicable rate plus 1.4% and matures in 2023.
In December 2020, Brookfield Renewable completed a refinancing of R$330 million ($65 million) associated with a hydroelectric facility in Brazil. The loan bears a variable interest at the applicable rate plus 2.9% and matures in 2027.
In December 2020, Brookfield Renewable completed an up-financing of €110 million ($132 million) associated with a Solar portfolio in Spain. The loan bears 2.1% fixed interest and matures in 2040.

F - 65

In December 2020, Brookfield Renewable completed an up-financing of C$125 million ($98 million) associated with a portfolio of hydroelectric facilities in Canada. The loan bears variable interest at the applicable rate plus 1.6% and matures in 2023.
Supplemental Information
The following table outlines changes in Brookfield Renewable’s borrowings for the year ended December 31:

(MILLIONS)	January 1	Net cash flows from financing activities	Non-cash
			Acquisition	Disposal	Other(1)(2)	December 31
2020
Corporate borrowings	$2,100	(30)	—	—	65	$2,135
Non-recourse borrowings	$15,200	(175)	475	—	447	$15,947
2019
Corporate borrowings	$2,328	(314)	—	—	86	$2,100
Non-recourse borrowings	$14,218	823	319	(196)	36	$15,200
(1)Includes foreign exchange and amortization of unamortized premium and financing fees.
(2)Includes a $247 million adjustment related to the buyout of the lease on a 192 MW hydroelectric facility in Louisiana.
16. NON-CONTROLLING INTERESTS
Brookfield Renewable’s non-controlling interests are comprised of the following as at December 31:

(MILLIONS)	2020	2019
Participating non-controlling interests – in operating subsidiaries	$11,100	$11,086
General partnership interest in a holding subsidiary held by Brookfield	56	68
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	2,721	3,317
Class A exchangeable shares of Brookfield Renewable Corporation	2,408	—
Preferred equity	609	597
	$16,894	$15,068

F - 66

Participating non-controlling interests – in operating subsidiaries
The net change in participating non-controlling interests – in operating subsidiaries is as follows:

(MILLIONS)	Brookfield Americas Infrastructure Fund	Brookfield Infrastructure Fund II	Brookfield Infrastructure Fund III	Brookfield Infrastructure Fund IV	Canadian Hydroelectric Portfolio	The Catalyst Group	Isagen institutional investors	Isagen public non-controlling interests	TerraForm Power public non-controlling interests	Other	Total
As at December 31, 2017	$850	$1,682	$2,332	$—	$—	$134	$1,701	$9	$665	$205	$7,578
Net income	1	9	164	—	4	14	174	1	59	13	439
OCI	66	298	1,107	—	(11)	(18)	504	5	294	58	2,303
Capital contributions	—	9	235	—	293	—	—	—	—	—	537
Acquisition	—	—	—	—	—	—	—	—	—	21	21
Distributions	(17)	(81)	(324)	—	—	(6)	(167)	—	(55)	(14)	(664)
Other	—	12	(18)	—	(10)	—	—	—	39	52	75
As at December 31, 2018	900	1,929	3,496	—	276	124	2,212	15	1,002	335	10,289
Net income (loss)	—	(13)	6	6	19	17	154	1	(79)	2	113
OCI	46	134	427	(3)	61	(41)	266	2	112	—	1,004
Capital contributions	—	—	2	159	268	—	—	(2)	244	3	674
Disposals	—	(87)	—	—	—	—	—	—	—	(85)	(172)
Distributions	(24)	(120)	(332)	—	(1)	(11)	(259)	(1)	(66)	(30)	(844)
Other	—	8	20	1	(5)	—	2	(2)	(5)	3	22
As at December 31, 2019	922	1,851	3,619	163	618	89	2,375	13	1,208	228	11,086
Net income (loss)	(13)	(21)	(52)	15	35	16	130	—	(31)	101	180
OCI	100	196	413	—	11	27	325	2	2	36	1,112
Capital contributions	—	9	23	246	—	—	—	—	—	242	520
Return of capital	—	(3)	(109)	—	(35)	—	—	—	—	—	(147)
Disposals	—	—	—	—	—	—	—	—	—	(15)	(15)
Distributions	(8)	(38)	(204)	(13)	(1)	(34)	(180)	—	(35)	(38)	(551)
Special distribution/TerraForm Power acquisition	—	—	—	—	—	—	—	—	(1,101)	—	(1,101)
Other	1	—	(67)	(1)	(1)	(1)	1	(1)	(43)	128	16
As at December 31, 2020	$1,002	$1,994	$3,623	$410	$627	$97	$2,651	$14	$—	$682	$11,100
Interests held by third parties	75%-80%	43%-60	23%-71%	75%	50%	25%	53%	0.3%	—%	20%-50%

F - 67

On June 11, 2018, a subsidiary of Brookfield Renewable purchased 60,975,609 shares of TerraForm Power's common stock at a price per share of $10.66 in a private placement (“2018 Private Placement”). Immediately upon completion of the 2018 Private Placement, Brookfield and its institutional partners held an approximately 65% interest in TerraForm Power. The remaining approximately 35% ownership interest was held by TerraForm Power’s public shareholders.
On August 3, 2018, TerraForm Power issued 80,084 shares of its common stock to a controlled affiliate of Brookfield Renewable and shareholder of Terraform Power in connection with the net losses incurred as a result of the final resolution of a securities class action under federal securities law. Immediately upon completion of this issuance, Brookfield Renewable and its institutional partners held an approximately 65% interest in TerraForm Power. The remaining approximately 35% ownership interest was held by TerraForm Power’s public shareholders.
On October 8, 2019, a subsidiary of Brookfield Renewable purchased 2,981,514 shares of TerraForm Power's common stock at a price per share of $16.77 in a private placement (“2019 Private Placement”). This was completed concurrent with TerraForm Power registered public offering of $250 million. Upon completion of the public offering and the 2019 Private Placement, as at December 31, 2019, Brookfield Renewable and its institutional partners held an approximately 61.5% interest in TerraForm Power. The remaining approximately 38.5% ownership interest was held by TerraForm Power’s public shareholders.
On July 31, 2020, Brookfield Renewable acquired all of the public TerraForm Power shares, representing a 38% interest in TerraForm Power. See Note 1(c)(iii) for more details. As at December 31, 2020, TerraForm Power is 100% owned by Brookfield Renewable and its institutional partners.

F - 68

The following tables summarize certain financial information of operating subsidiaries that have non-controlling interests that are material to Brookfield Renewable:

(MILLIONS)	Brookfield Americas Infrastructure Fund	Brookfield Infrastructure Fund II	Brookfield Infrastructure Fund III(1)	Brookfield Infrastructure Fund IV	Canadian Hydroelectric Portfolio	The Catalyst Group	Isagen (2)	TerraForm Power	Other	Total
Interests held by third parties	75%-80%	43%-60%	69%-71%	75%	50%	25%	76%	33%	20%-50%
Place of business	United States, Brazil	United States, Brazil, Europe	United States, Brazil, Europe, India, China	Brazil, India, China	Canada	United States	Colombia	North America, South America, Europe	United States, Brazil, Canada, Colombia
Year ended December 31, 2018:
Revenue	$157	$447	$311	$—	$38	$142	$896	$815	$21	$2,827
Net income	2	17	19	—	15	56	331	213	2	655
Total comprehensive income (loss)	95	544	898	—	25	(16)	1,290	1,063	16	3,915
Net income allocated to non-controlling interests	1	9	15	—	6	14	251	142	1	439
Year ended December 31, 2019:
Revenue	$155	$451	$255	$39	$96	$145	$971	$991	$29	$3,132
Net income (loss)	2	(20)	10	9	42	67	293	(207)	6	202
Total comprehensive income (loss)	61	294	359	4	138	(99)	1,007	90	17	1,871
Net income (loss) allocated to non-controlling interests	—	(13)	8	6	19	17	220	(149)	5	113
As at December 31, 2019:
Property, plant and equipment, at fair value	$1,713	$5,240	$2,508	$538	$1,849	$696	$7,352	$10,350	$261	$30,507
Total assets	1,754	5,455	3,371	662	3,486	794	8,403	11,420	268	35,613
Total borrowings	509	1,756	850	331	1,651	325	1,865	6,297	93	13,677
Total liabilities	569	2,116	1,089	439	2,045	342	3,928	8,155	114	18,797
Carrying value of non-controlling interests	922	1,852	1,622	162	651	88	3,395	2,344	50	11,086
Year ended December 31, 2020:
Revenue	$137	$346	$189	$85	$123	$141	$874	$1,161	$20	$3,076
Net income (loss)	(15)	(34)	(2)	20	73	65	247	(360)	173	167
Total comprehensive income (loss)	109	345	160	19	108	173	866	238	176	2,194
Net income allocated to non-controlling interests	(13)	(21)	(4)	15	38	16	187	(158)	120	180
As at December 31, 2020:
Property, plant and equipment, at fair value	$1,785	$5,314	$2,609	$724	$1,877	$1,037	$8,150	$11,606	$276	$33,378
Total assets	1,833	5,562	3,101	1,129	3,579	1,045	9,130	12,767	440	38,586
Total borrowings	483	1,629	832	427	1,672	549	1,822	6,890	94	14,398
Total liabilities	550	1,950	926	581	2,067	557	4,131	9,365	127	20,254
Carrying value of non-controlling interests	1,002	1,994	1,545	410	675	97	3,794	1,434	149	11,100
(1)Excludes information relating to Isagen and TerraForm Power which are presented separately.
(2)The total third party ownership interest in Isagen as of December 31, 2020 was 75.9% and comprised of Brookfield Infrastructure Fund III: 23.0%, Isagen Institutional investors 52.6% and other non-controlling interests: 0.3%.

F - 69

General partnership interest in a holding subsidiary held by Brookfield, Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield and Class A exchangeable shares of Brookfield Renewable Corporation held by public shareholders and Brookfield
The BEPC exchangeable shares were issued during the year as part of the special distribution, completed on July 30, 2020 and the TerraForm Power acquisition, completed on July 31, 2020. The distribution resulted in no cash proceeds to the partnership. Refer to Note 1 – Basis of preparation and significant accounting policies for further details.
On December 11, 2020, Brookfield Renewable completed the Unit Split, resulting in the issuance of 1,325,754 general partnership units, 64,829,316 Redeemable/Exchangeable partnership units and 57,394,811 BEPC exchangeable shares. All Unit count and per Unit disclosures are presented on a post-split basis.
Brookfield, as the owner of the 1% general partnership interest in BRELP held by Brookfield (“GP interest”), is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly distributions exceed specified target levels. To the extent that LP unit distributions exceed $0.20 per LP unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly LP unit distributions exceed $0.2253 per LP unit per quarter, the incentive distribution is equal to 25% of distributions above this threshold.
Consolidated equity includes Redeemable/Exchangeable partnership units, BEPC exchangeable shares and the GP interest. The Redeemable/Exchangeable partnership units and the GP interest are held 100% by Brookfield and the BEPC exchangeable shares are held 34.7% by Brookfield with the remainder held by public shareholders. The Redeemable/Exchangeable partnership units and BEPC exchangeable shares provide the holder, at its discretion, with the right to redeem these units or shares, respectively, for cash consideration. Since this redemption right is subject to Brookfield Renewable’s right, at its sole discretion, to satisfy the redemption request with LP units of Brookfield Renewable on a one-for-one basis, the Redeemable/Exchangeable partnership units and BEPC exchangeable shares are classified as equity in accordance with IAS 32, Financial Instruments: Presentation.
The Redeemable/Exchangeable partnership units, BEPC exchangeable shares and the GP interest are presented as non-controlling interests since they relate to equity in a subsidiary that is not attributable, directly or indirectly, to Brookfield Renewable. During the year ended December 31, 2020, exchangeable shareholders of BEPC exchanged 136,517 BEPC exchangeable shares for $2 million LP units. No Redeemable/Exchangeable partnership units have been redeemed.
The Redeemable/Exchangeable partnership units issued by BRELP and the BEPC exchangeable shares issued by BEPC have the same economic attributes in all respects to the LP units issued by Brookfield Renewable, except for the redemption rights described above. The Redeemable/Exchangeable partnership units, BEPC exchangeable shares and the GP interest, excluding incentive distributions, participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP units of Brookfield Renewable.
As at December 31, 2020, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and units of GP interest outstanding were 194,487,939 units (December 31, 2019: 194,487,939 units), 172,180,417 shares (December 31, 2019: nil), and 3,977,260 units (December 31, 2019: 3,977,260 units), respectively.
In December 2020, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units and entered into a normal course issuer bid for its outstanding BEPC exchangeable shares. Brookfield Renewable is authorized to repurchase up to 13,740,072 LP units and 8,609,220 BEPC exchangeable shares, representing 5% of each of its issued and outstanding LP units and BEPC exchangeable shares. The bids will expire on December 15, 2021, or earlier should Brookfield Renewable complete its repurchases prior to such date. There were no LP units or BEPC exchangeable shares repurchased during the year ended December 31, 2020. During the year ended December 31, 2019, there were 30,000 LP units repurchased at a total cost of less than $1 million.

F - 70

Distributions
The composition of the distributions are presented in the following table:

(MILLIONS)	2020	2019	2018
General partnership interest in a holding subsidiary held by Brookfield	$5	$5	$5
Incentive distribution	65	50	40
	70	55	45
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	250	268	255
BEPC exchangeable shares held by
Brookfield	42	—	—
External shareholders	74	—	—
Total BEPC exchangeable shares	116	—	—
	$436	$323	$300
The following table summarizes certain financial information regarding General partnership interest in a holding subsidiary held by Brookfield, Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield and Class A exchangeable shares of Brookfield Renewable Corporation held by public shareholders and Brookfield:

(MILLIONS)	2020	2019	2018
For the year ended December 31:
Revenue	$3,810	$3,971	$3,797
Net income	(45)	80	583
Comprehensive income	3,068	2,025	4,474
Net income (loss) allocated to(1):
General partnership interest in a holding subsidiary held by Brookfield	62	50	41
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	(133)	(65)	16
Class A shares of Brookfield Renewable Corporation	(49)	—	—
As at December 31:
Property, plant and equipment, at fair value	$44,590	$41,055
Total assets	49,722	46,196
Total borrowings	18,082	17,300
Total liabilities	27,955	25,716
Carrying value of (2):
General partnership interest in a holding subsidiary held by Brookfield	56	68
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	2,721	3,317
(1)Allocated based on weighted-average GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units of 4.0 million, 194.5 million, 139.9 million and 271.1 million, respectively (2019: 4.0 million, 194.5 million, nil and 268.3 million, respectively and 2018: 4.0 million, 194.5 million, nil and 270.4 million, respectively).
(2)Allocated based on outstanding GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units of 4.0 million, 194.5 million, 172.2 million and 274.8 million, respectively (2019: 4.0 million, 194.5 million, nil and 268.5 million, respectively).

F - 71

Preferred equity
Brookfield Renewable’s preferred equity as at December 31 consists of Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) as follows:

	Shares outstanding	Cumulative dividend rate (%)	Earliest permitted redemption date	Dividends declared for the year ended December 31		Carrying value as at
(MILLIONS, EXCEPT AS NOTED)				2020	2019	December 31, 2020	December 31, 2019
Series 1 (C$136)	6.85	3.36	April 2025	$3	$3	$134	$105
Series 2 (C$113)(1)	3.11	2.76	April 2025	3	4	62	86
Series 3 (C$249)	9.96	4.40	July 2024	8	8	195	192
Series 5 (C$103)	4.11	5.00	April 2018	4	4	81	79
Series 6 (C$175)	7.00	5.00	July 2018	7	7	137	135
	31.03			$25	$26	$609	$597
(1)Dividend rate represents annualized distribution based on the most recent quarterly floating rate.
The Class A Preference Shares do not have a fixed maturity date and are not redeemable at the option of the holders. As at December 31, 2020, none of the issued Class A Preference Shares have been redeemed by BRP Equity.
Class A Preference Shares – Normal Course Issuer Bid
In July 2020, the Toronto Stock Exchange accepted notice of BRP Equity's intention to renew the normal course issuer in connection with its outstanding Class A Preference Shares for another year to July 8, 2021, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, it is permitted to repurchase up to 10% of the total public float for each respective series of the Class A Preference Shares. Shareholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. There were no repurchases of Class A Preference Shares during 2020 in connection with the normal course issuer bid.
17. PREFERRED LIMITED PARTNERS’ EQUITY
Brookfield Renewable’s preferred limited partners’ equity comprises of Class A Preferred units as follows:

(MILLIONS, EXCEPT AS NOTED)	Shares outstanding	Cumulative distribution rate (%)	Earliest permitted redemption date	Distributions declared for the year ended December 31		Carrying value as at
				2020	2019	December 31, 2020	December 31, 2019
Series 5 (C$72)	2.89	5.59	April 2018	$3	$3	$49	$49
Series 7 (C$175)	7.00	5.50	January 2021	7	7	128	128
Series 9 (C$200)	8.00	5.75	July 2021	9	9	147	147
Series 11 (C$250)	10.00	5.00	April 2022	9	9	187	187
Series 13 (C$250)	10.00	5.00	April 2023	9	10	196	196
Series 15 (C$175)	7.00	5.75	April 2024	8	6	126	126
Series 17 ($200)	8.00	5.25	March 2025	9	—	195	—
	52.89			$54	$44	$1,028	$833
On February 24, 2020, Brookfield Renewable issued 8,000,000 Class A Preferred Limited Partnership Units, Series 17 (the “Series 17 Preferred Units”) at a price of $25 per unit for gross proceeds of $200 million. Brookfield Renewable incurred $5 million in related transaction costs inclusive of fees paid to underwriters. The holders of the Series 17 Preferred Units are entitled to receive a cumulative quarterly fixed distribution yielding 5.25%.
As at December 31, 2020, none of the Class A, Series 5 Preferred Limited Partnership Units have been redeemed.
In July 2020, the Toronto Stock Exchange accepted notice of Brookfield Renewable's intention to renew the normal course issuer bid in connection with the outstanding Class A Preferred Limited Partnership Units for another year to July 8, 2021, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid,

F - 72

Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of its Class A Preference Units. Unitholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. No shares were repurchased during 2020.
18. LIMITED PARTNERS’ EQUITY
Limited partners’ equity
On December 11, 2020, Brookfield Renewable completed the three-for-two Unit Split of Brookfield Renewable’s outstanding Units by way of a subdivision of Units, whereby LP unit holders received an additional one-half of an LP unit for each LP unit held, resulting in the issuance of 91,600,487 LP units. Our preferred units and preferred limited partners’ equity were not affected by the split. The Redeemable/Exchangeable partnership units, BEPC exchangeable shares and units of GP interest were concurrently split as part of the Unit Split. All LP unit count and per LP unit disclosures are presented on a post-split basis.
As at December 31, 2020, 274,837,890 LP units were outstanding (2019: 268,466,704 LP units) including 68,749,416 LP units (2019: 84,103,416 LP units) held by Brookfield. Brookfield owns all general partnership interests in Brookfield Renewable representing a 0.01% interest.f the proceeds from the offering of LP units.
On July 31, 2020, Brookfield Renewable completed the TerraForm Power Acquisition by issuing 55,552,862 BEPC exchangeable shares and 6,051,704 LP units. Brookfield Asset Management's direct and indirect interest after the TerraForm Power Acquisition represented approximately 51.5% of the company on a fully-exchanged basis. On an unexchanged basis, Brookfield Asset Management holds a 25% direct limited partnership interest in BEPC after the TerraForm Power Acquisition. Refer to Note 1 – Basis of preparation and significant accounting policies for further information on the Terraform Power Acquisition.
During the year ended December 31, 2020, 182,966 LP units (2019: 264,894 LP units) were issued under the distribution reinvestment plan at a total cost of $6 million (2019: $6 million).
During the year ended December 31, 2020, exchangeable shareholders of BEPC exchanged 136,517 BEPC exchangeable shares for $2 million LP units.
As at December 31, 2020, Brookfield Asset Management’s direct and indirect interest of 323,051,190 LP units, Redeemable/Exchangeable partnership units and BEPC exchangeable shares represents approximately 50.4% of Brookfield Renewable on a fully-exchanged basis and the remaining approximate 49.6% is held by public investors.
On an unexchanged basis, Brookfield holds a 25% direct limited partnership interest in Brookfield Renewable, a 41% direct interest in BRELP through the ownership of Redeemable/Exchangeable partnership units and a direct 1% GP interest in BRELP and a 35% direct interest in the BEPC exchangeable shares of BEPC as at December 31, 2020.
In December 2020, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units. Brookfield Renewable is authorized to repurchase up to 13,740,072 LP units, representing 5% of its issued and outstanding LP units. The bids will expire on December 15, 2021, or earlier should Brookfield Renewable complete its repurchases prior to such date. There were no LP units repurchased during the year ended December 31, 2020. During the year ended December 31, 2019, there were 30,000 LP units repurchased at a total cost of less than $1 million.
Distributions
The composition of the distributions are presented in the following table:

(MILLIONS)	2020	2019
Brookfield	$98	$116
External LP unitholders	251	254
	$349	$370
In February 2021, distributions to unitholders were increased to $1.215 per LP unit on an annualized basis, an increase of $0.06 per LP unit, which will take effect on the distribution payable in March 2021.

F - 73

19. GOODWILL
The following table provides a reconciliation of goodwill:

(MILLIONS)	Notes	Total
Balance, as at December 31, 2018		$948
Foreign exchange and other(1)		1
Balance, as at December 31, 2019		949
Acquired through acquisition	3	41
Foreign exchange		(20)
Balance, as at December 31, 2020(2)		$970
(1)Represents adjustments to the purchase price allocation of the assets acquired and liabilities assumed from the Saeta acquisition.
(2)Includes goodwill of $784 million (2019: $821 million) in the hydroelectric segment, $72 million (2019: $66 million) in the wind segment and $114 million (2019: $62 million) in the solar segment.
The goodwill related to the hydroelectric segment was created as a result of recording the deferred tax liabilities assumed in the purchase price allocations of business combinations. The deferred tax liabilities are measured in accordance with IAS 12 in the purchase price allocations rather than at fair value. As a result, the goodwill recorded does not represent ‘core’ goodwill, but rather goodwill created as a result of accounting concepts or ‘non-core’ goodwill. In order to avoid an immediate impairment of this ‘non-core’ goodwill, Brookfield Renewable removed from the carrying value any ‘non-core’ goodwill supported by the existence, as of the impairment testing date, of the original deferred tax liability that created the goodwill. As at December 31, 2020, we performed an impairment test at the level that goodwill is monitored by management. In performing this impairment test, management removed the ‘non-core’ goodwill that continued to be supported by the existence of the original deferred tax liability that gave rise to the goodwill from the carrying value of the applicable assets. The remaining goodwill relating to the wind and solar segments is not significant compared to the total balance as at December 31, 2020 and no impairment of the goodwill was recorded during the year.
20. CAPITAL MANAGEMENT
Brookfield Renewable’s primary capital management objectives are to ensure the sustainability of its capital to support continuing operations, meet its financial obligations, allow for growth opportunities and provide stable distributions to its LP unitholders. Brookfield Renewable’s capital is monitored through the debt-to-total capitalization ratio on a corporate and consolidated basis. As at December 31, 2020 these ratios were 6% and 27%, respectively (2019: 10% and 34%, respectively).
Brookfield Renewable has provided covenants to certain of its lenders for its corporate borrowings and credit facilities. The covenants require Brookfield Renewable to meet minimum debt-to-capitalization ratios. Subsidiaries of Brookfield Renewable have provided covenants to certain of their lenders for their non-recourse borrowings. These covenants vary from one credit agreement to another and include ratios that address debt-service coverage. Certain lenders have also put in place requirements that oblige Brookfield Renewable and its subsidiaries to maintain debt and capital expenditure reserve accounts. The consequences to the subsidiaries as a result of failure to comply with their covenants could include a limitation of distributions from the subsidiaries to Brookfield Renewable, as well as repayment of outstanding debt. Brookfield Renewable is dependent on the distributions made by its subsidiaries to service its debt.

F - 74

Brookfield Renewable’s strategy during 2020, which was unchanged from 2019, was to maintain the measures set out in the following schedule as at December 31:

	Corporate		Consolidated
(MILLIONS)	2020	2019	2020	2019
Corporate credit facility(1)	$—	$299	$—	$299
Commercial paper(1)(2)	3	—	3	—
Debt
Medium term notes(3)	2,140	1,808	2,140	1,808
Non-recourse borrowings(4)	—	—	16,006	15,227
	2,140	1,808	18,146	17,035
Deferred income tax liabilities, net(5)	—	—	5,310	4,689
Equity
Non-controlling interest	—	—	11,100	11,086
Preferred equity	609	597	609	597
Preferred limited partners’ equity	1,028	833	1,028	833
Unitholders’ equity	9,030	7,964	9,030	7,964
Total capitalization	$12,807	$11,202	$45,223	$42,204
Debt-to-total capitalization	17%	16%	40%	40%
Debt-to-total capitalization (market value)(6)	6%	10%	27%	34%
(1)Draws on corporate credit facilities and commercial paper issuances are excluded from the debt-to-total capitalization ratios as they are not a permanent source of capital.
(2)Our commercial paper program is supplemented by our $1.75 billion corporate credit facilities with a weighted-average maturity of four years.
(3)Medium term notes are unsecured and guaranteed by Brookfield Renewable and excludes $8 million (2019: $7 million) of deferred financing fees, net of unamortized premiums.
(4)Consolidated non-recourse borrowings include $15 million (2019: $142 million) borrowed under a subscription facility of a Brookfield sponsored private fund and excludes $59 million (2019: $27 million) of deferred financing fees, net of unamortized premiums.
(5)Deferred income tax liabilities less deferred income tax assets.
(6)Based on market values of Preferred equity, Preferred limited partners’ equity and Unitholders’ equity.

F - 75

21. EQUITY-ACCOUNTED INVESTMENTS
The following table outlines the changes in Brookfield Renewable’s equity-accounted investments:

(MILLIONS)	2020	2019	2018
Balance, beginning of year	$937	$684	$509
Investment	42	144	13
Return of capital	(19)	—	—
Share of net income	27	29	28
Share of other comprehensive income	29	81	168
Dividends received	(56)	(16)	(9)
Foreign exchange translation and other	11	15	(25)
Balance, end of year	$971	$937	$684
22. CASH AND CASH EQUIVALENTS
Brookfield Renewable’s cash and cash equivalents as at December 31 are as follows:

(MILLIONS)	2020	2019
Cash	$422	$327
Short-term deposits	9	25
	$431	$352

23. RESTRICTED CASH
Brookfield Renewable’s restricted cash as at December 31 is as follows:

(MILLIONS)	Note	2020	2019
Operations		$129	$128
Credit obligations		119	143
Capital expenditures and development projects		35	22
Total		283	293
Less: non-current	25	(75)	(104)
Current		$208	$189

24. TRADE RECEIVABLES AND OTHER CURRENT ASSETS
Brookfield Renewable’s trade receivables and other current assets as at December 31 are as follows:

(MILLIONS)	2020	2019
Trade receivables	$614	$580
Prepaids and others	64	100
Inventory	26	43
Income tax receivables	15	47
Other short-term receivables	163	158
Current portion of contract asset	46	51
	$928	$979
As at December 31, 2020, 84% (2019: 72%) of trade receivables were current. Brookfield Renewable does not expect issues with collectability of these amounts. Accordingly, as at December 31, 2020 and 2019 an allowance for doubtful accounts for trade receivables was not deemed necessary. Trade receivables are generally on 30-day terms

F - 76

and credit limits are assigned and monitored for all counterparties. In determining the recoverability of trade receivables, management performs a risk analysis considering the type and age of the outstanding receivables and the credit worthiness of the counterparties. Management also reviews trade receivable balances on an ongoing basis.
25. OTHER LONG-TERM ASSETS
Brookfield Renewable’s other long-term assets as at December 31 are as follows:

(MILLIONS)	Note	2020	2019
Contract asset		$409	$422
Restricted cash	23	75	104
Other		121	77
		$605	$603
At December 31, 2020 and 2019, restricted cash was held primarily to satisfy operations and maintenance reserve requirements, lease payments and credit agreements.
Contract assets are the result of contract amendments made to Brookfield Renewable’s long-term power purchase agreements with Brookfield associated with generating assets in Ontario held by Great Lakes Power Limited and Mississagi Power Trust. The net impact of these changes were offset by changes to Brookfield Renewable’s long-term energy revenue agreement with Brookfield associated with several entities owned by Brookfield Renewable in the United States, however the changes resulted in a difference in timing of cash flows. As a result, the amendments were accounted for in reflection of their substance, with the recognition of contract asset and liability balances and net financing charges to be recognized over the remainder of the term of the agreements. There are no material provisions for expected credit losses on contract assets. See Note 30 – Related party transactions, for additional details regarding Brookfield Renewable’s revenue agreements with Brookfield.
26. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Brookfield Renewable’s accounts payable and accrued liabilities as at December 31 are as follows:

(MILLIONS)	2020	2019
Operating accrued liabilities	$270	$309
Accounts payable	127	152
Interest payable on borrowings	106	105
LP unitholders’ distributions, preferred limited partnership unit distributions, preferred dividends and BEPC exchangeable shares dividends payable(1)	46	33
Current portion of lease liabilities	33	21
Other	43	67
	$625	$687
(1)Includes amounts payable only to external LP unitholders and BEPC exchangeable shareholders. Amounts payable to Brookfield are included in due to related parties.

F - 77

27. PROVISIONS
The following table presents the change in the decommissioning liabilities for Brookfield Renewable:

(MILLIONS)	2020	2019
Balance, beginning of the year	$504	$394
Acquisitions through business combinations	23	38
Reduction arising from payments/derecognition	—	(8)
Accretion	17	17
Changes in estimates	94	61
Foreign exchange	7	2
Balance, end of the year	$645	$504
Brookfield Renewable has recorded decommissioning retirement obligations associated with certain power generating assets. The decommissioning retirement obligation has been established for hydroelectric, wind and solar operation sites that are substantially expected to be restored between the years 2031 to 2054. The estimated cost of decommissioning activities is based on a third-party assessment.
For details on other legal provisions, please refer to Note 29 – Commitments, contingencies and guarantees.
28. OTHER LONG-TERM LIABILITIES
Brookfield Renewable’s other long-term liabilities as at December 31 are comprised of the following:

(MILLIONS)	2020	2019
Contract liabilities	$602	$562
Lease liabilities	405	379
Pension obligations	98	99
Due to related parties	11	7
Concession payment liability	11	12
Other	119	142
	$1,246	$1,201
Contract liabilities are the result of the amendment to the energy revenue agreement between Brookfield and several entities owned by Brookfield Renewable in the United States. See Note 25 – Other long-term assets, for additional details regarding Brookfield Renewable’s contract balances. See Note 30 – Related party transactions, for additional details regarding Brookfield Renewable’s revenue agreements with Brookfield.
29. COMMITMENTS, CONTINGENCIES AND GUARANTEES
Commitments
In the course of its operations, Brookfield Renewable and its subsidiaries have entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements can be renewed and are extendable up to 2089.
In the normal course of business, Brookfield Renewable will enter into capital expenditure commitments which primarily relate to contracted project costs for various growth initiatives. As at December 31, 2020, Brookfield Renewable had $574 million (2019: $36 million) of capital expenditure commitments outstanding, of which $405 million is payable in less than one year, $159 million in two years, and $10 million thereafter.
An integral part of Brookfield Renewable’s strategy is to participate with institutional investors in Brookfield-sponsored private equity funds that target acquisitions that suit Brookfield Renewable’s profile. In the normal course of business, Brookfield Renewable has made commitments to Brookfield-sponsored private equity funds to participate in these target acquisitions in the future, if and when identified. From time to time, in order to facilitate investment activities in a timely and efficient manner, Brookfield Renewable will fund deposits or incur other costs

F - 78

and expenses (including by use of loan facilities to consummate, support, guarantee or issue letters of credit) in respect of an investment that ultimately will be shared with or made entirely by Brookfield sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements), Brookfield Renewable, or by co-investors.
Brookfield Renewable, alongside institutional partners, entered into a commitment to invest approximately R$54 million ($10 million) to acquire a 270 MW development wind portfolio in Brazil. The transaction is expected to close in the first quarter of 2021, subject to customary closing conditions, with Brookfield Renewable expected to hold a 25% interest.
Brookfield Renewable, alongside institutional partners, entered into a commitment to invest $700 million to acquire an 845 wind portfolio in United States. The transaction is expected to close in the first quarter of 2021, subject to customary closing conditions, with Brookfield Renewable expected to hold a 25% interest.
Brookfield Renewable, alongside institutional partners, entered into a commitment to invest $810 million to acquire a distributed generation development platform comprising 360 MW of operating and under construction assets across nearly 600 sites throughout the United States and 700 MW of development assets. The transaction is expected to close in the first quarter of 2021, subject to customary closing conditions, with Brookfield Renewable expected to hold a 25% interest.
Subsequent to year-end, Brookfield Renewable, together with its institutional partners, closed its purchase of a 23% interest in Polenergia, a large scale renewable business in Poland, in connection with its previously announced tender offer alongside Polenergia’s current majority shareholder, at a cost of approximately $175 million (approximately $44 million net to Brookfield Renewable for a 6% interest). Brookfield Renewable, together with its institutional partners and Polenergia’s current majority shareholder, will collectively hold a 75% interest in the company.
Subsequent to year-end, Brookfield Renewable, alongside institutional partners, entered into a commitment to invest COP 411 billion ($111 million) to acquire a 40 MW hydroelectric portfolio in Colombia. The transaction is expected to close in the first quarter of 2021, subject to customary closing conditions, with Brookfield Renewable expected to hold a 24% interest.
Subsequent to year-end, Brookfield Renewable, alongside institutional partners, entered into a commitment to invest COP 153 billion ($41 million) to acquire a 38 MW portfolio of solar development projects in Colombia. The transaction is expected to close in the first quarter of 2021, subject to customary closing conditions, with Brookfield Renewable expected to hold a 24% interest.
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
On December 22, 2020, our subsidiary, TerraForm Power, received an adverse summary judgment ruling in connection with litigation relating to a historical contractual dispute. This litigation predates the 2017 acquisition of an initial 51% interest in TerraForm Power by Brookfield Renewable and its institutional partners. The dispute relates to an allegation that TerraForm Power was obligated to make earn-out payments in connection with the acquisition of certain development assets by TerraForm Power’s former parent company from a third party. The court’s ruling in favor of the plaintiffs awarded approximately $231 million plus 9% annual non-compounding interest that has accrued at the New York State statutory rate since May 2016, of which a surety bond was posted with the court for the judgment amount plus one year of additional 9% interest on the judgment amount. While TerraForm Power has appealed the ruling, we cannot predict with certainty the ultimate resolution of the appeal or any other proceedings brought in connection with these claims. In connection to this matter, Brookfield Renewable has recognized a provision of $231 million on its consolidated statement of financial position.
Brookfield Renewable, on behalf of Brookfield Renewable’s subsidiaries, and the subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves,

F - 79

construction completion and performance. The activity on the issued letters of credit by Brookfield Renewable can be found in Note 15 – Borrowings.
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
Letters of credit issued by Brookfield Renewable along with institutional investors and its subsidiaries were as at the following dates:

(MILLIONS)	2020	2019
Brookfield Renewable along with institutional investors	$46	$50
Brookfield Renewable's subsidiaries	670	668
	$716	$718
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

F - 80

30. RELATED PARTY TRANSACTIONS
Brookfield Renewable’s related party transactions are recorded at the exchange amount and are primarily with Brookfield.
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
Master Services Agreement
Brookfield Renewable entered into an agreement with Brookfield Asset Management pursuant to which Brookfield Asset Management has agreed to provide oversight of the business and provide the services of senior officers to Brookfield Renewable for a management service fee. The fee is paid on a quarterly basis and has a fixed quarterly component of $5 million and a variable component calculated as a percentage of the increase in the total capitalization value of Brookfield Renewable over an initial reference value (subject to an annual escalation by a specified inflation factor beginning on January 1, 2013). Total capitalization value as of December 31, 2020 is $34 billion, which against the initial reference value of $8 billion and factoring in the annual amount of $23 million (as adjusted for inflation), resulted in a management service fee payment for the year ended December 31, 2020 of $235 million (2019: $135 million and 2018: $94 million).
Relationship Agreement
Since inception, Brookfield Renewable has had a Relationship Agreement with Brookfield pursuant to which Brookfield has agreed, subject to certain exceptions, that Brookfield Renewable will serve as its primary vehicle through which it will directly or indirectly, acquire renewable power assets on a global basis.
TERP Brookfield Master Services Agreement
TerraForm Power was party to a management agreement (“TERP Brookfield Master Services Agreement”) with Brookfield and certain of its affiliates, dated as of October 16, 2017. Pursuant to the TERP Brookfield Master Services Agreement, TerraForm Power paid management service costs on a quarterly basis calculated as follows:
•For each of the first four quarters following October 16, 2017, a fixed component of $2.5 million per quarter (subject to proration for the quarter including October 16, 2017) plus 0.3125% of the market capitalization value increase for such quarter;
•For each of the next four quarters, a fixed component of $3.0 million per quarter adjusted annually for inflation plus 0.3125% of the market capitalization value increase for such quarter; and
•Thereafter, a fixed component of $3.75 million per quarter adjusted annually for inflation plus 0.3125% of the market capitalization value increase for such quarter.
For purposes of calculating its management service costs, the term market capitalization value increase meant, for any quarter, the increase in value of TerraForm Power’s market capitalization for such quarter, calculated by multiplying the number of outstanding shares of TerraForm Power’s common stock as of the last trading day of such quarter by the difference between (x) the volume weighted average trading price of a share of common stock for the trading days in such quarter and (y) $9.52. If the difference between (x) and (y) in the market capitalization value increase calculation for a quarter is a negative number, then the market capitalization value increase is deemed to be zero. TerraForm Power’s management service costs have been included in Brookfield Renewable’s consolidated statements of income (loss) based on its historical records.

F - 81

The TERP Brookfield Master Services Agreement was terminated upon the completion of the TerraForm Power acquisition.
BRELP Voting Agreement
In 2011, Brookfield Renewable entered into a voting agreement with Brookfield pursuant to which Brookfield Renewable, through BRPL, has a number of voting rights, including the right to direct all eligible votes in the election of the directors of BRELP’s general partner.
Governance Agreement
TerraForm Power was party to a governance agreement, referred to as the Governance Agreement, dated October 16, 2017 with Orion Holdings 1 L.P. (“Orion Holding”), a controlled subsidiary of Brookfield Asset Management, and any other controlled affiliate of Brookfield Asset Management (other than TerraForm Power and its controlled affiliates) that by the terms of the Governance Agreement from time to time becomes a party thereto, collectively referred to as the sponsor group.
The Governance Agreement established certain rights and obligations of TerraForm Power and controlled affiliates of Brookfield Asset Management that owned voting securities of TerraForm Power relating to the governance of TerraForm Power and the relationship between such affiliates of Brookfield Asset Management and TerraForm Power and its controlled affiliates.
On June 11, 2018, Orion Holdings, Brookfield BRP Holdings (Canada) Inc (“NA HoldCo”) and TerraForm Power entered into a Joinder Agreement pursuant to which NA HoldCo became a party to the Governance Agreement. On June 29, 2018, a second Joinder Agreement was entered into among Orion Holdings, NA HoldCo, BBHC Orion Holdco L.P. (“BBHC Orion”), a controlled subsidiary of Brookfield Asset Management, and TerraForm Power pursuant to which BBHC Orion became a party to the Governance Agreement.
The Governance Agreement was terminated upon the completion of the TerraForm Power acquisition.
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
Power Agency Agreements
Certain Brookfield Renewable subsidiaries entered into Power Agency Agreements appointing Brookfield as their exclusive agent in respect of the sale of electricity, including the procurement of transmission and other additional services. In addition, Brookfield scheduled, dispatched and arranged for transmission of the power produced and the power supplied to third-parties in accordance with prudent industry practice. Pursuant to each Agreement, Brookfield was entitled to be reimbursed for any third party costs incurred, and, in certain cases, received an additional fee for its services in connection with the sale of power and for providing the other services.
On closing of the Energy Marketing Internalization, all Power Agency Agreements were transferred by Brookfield to Brookfield Renewable.

F - 82

Energy Marketing Agreement
Brookfield had agreed to provide energy marketing services to Brookfield Renewable’s North American businesses. Under this Agreement, Brookfield Renewable paid an annual energy marketing fee of $18 million per year (subject to increase by a specified inflation factor beginning on January 1, 2013). See Note 9 – Direct operating costs.
On closing of the Energy Marketing Internalization, the Energy Marketing Agreement was transferred from Brookfield to Brookfield Renewable.
Revenue Agreements
Contract Amendments
In 2018, two long-term power purchase agreements associated with the generating assets in Ontario held by Great Lakes Power Limited (“GLPL”) and Mississagi Power Trust (“MPT”), were amended.
The amended GLPL power purchase agreement requires Brookfield to purchase the energy generated by certain facilities in Canada owned by GLPL at an average price of C$100 per MWh subject to an annual adjustment equal to a 3% fixed rate. The GLPL agreement has an initial term to 2029, and Brookfield Renewable will have an option to extend a fixed price commitment to GLPL from Brookfield through 2044 at a price of C$60 per MWh.
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
Brookfield will support the price that Brookfield Renewable receives for energy generated by certain facilities in the United States at a price $75 per MWh. This price is to be increased annually on January 1 until 2021 by an amount equal to 40% of the increase in the CPI during the previous calendar year, but not exceeding an increase of 3% in any calendar year. The price will be reduced by $3 per MWh per year from 2021 to 2025 and then further reduced by $5.03 per MWh in 2026. The energy revenue agreement will terminate in 2046 and provides Brookfield the right to terminate the agreement in 2036.
Other Revenue Agreements
Pursuant to a 20-year power purchase agreement, Brookfield purchases all energy from several power facilities in Maine and New Hampshire held by Great Lakes Holding America (“GLHA”) at $37 per MWh, subject to an annual adjustment equal to 20% of the increase in the CPI during the previous year. On closing of the Energy Marketing Internalization, the power purchase agreement with GLHA was transferred to Brookfield Renewable.
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
Pursuant to a power guarantee agreement, Brookfield purchased all energy from the two facilities of Hydro Pontiac Inc. at a price of C$68 per MWh, increased annually each calendar year beginning in 2010 by an amount equal to 40% of the increase in the CPI during the previous calendar year. This power guarantee agreement was scheduled to commence in 2019 for one facility and in 2020 for the other, upon the expiration of existing third-party power agreements. The agreement with Brookfield had an initial term to 2029 and automatically renewed for a successive 20-year period with certain termination provisions. On closing of the Energy Marketing Internalization, the power guarantee agreement with Hydro Pontiac Inc. was transferred to Brookfield Renewable.
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

F - 83

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
Except as set out below in respect to TerraForm Power and Isagen, Brookfield Renewable entered into voting agreements with certain Brookfield subsidiaries as managing members of entities related to Brookfield Infrastructure Fund III (the “BIF III Entities”) in which Brookfield Renewable holds investments in power generating operations with institutional investors, Brookfield agreed to provide to Brookfield Renewable the authority to direct the election of the Boards of Directors of the BIF III Entities. Brookfield Renewable’s economic interests in the BIF III Entities are between 24% and 31%.
Brookfield Renewable holds its interest in its Colombian operations as part of a consortium. The consortium in turn holds its interest in Isagen through an entity (“Hydro Holdings”) which is entitled to appoint a majority of the board of directors of Isagen. The general partner of Hydro Holdings is a controlled subsidiary of Brookfield Renewable. Brookfield Renewable is entitled to appoint a majority of Hydro Holdings’ board of directors, provided that Brookfield Asset Management and its subsidiaries (including Brookfield Renewable) collectively are (i) the largest holder of Hydro Holdings’ limited partnership interests, and (ii) hold over 30% of Hydro Holdings’ limited partnership interests (the “Ownership Test”). Brookfield Asset Management and its subsidiaries currently meet the Ownership Test.
Simultaneously with the completion of the TerraForm Power acquisition, Brookfield Renewable entered into voting agreements with a controlled affiliate of Brookfield to transfer the power to vote their respective shares held of TerraForm Power to Brookfield Renewable. As a result, Brookfield Renewable controls and consolidates TerraForm Power.
Brookfield Renewable entered into voting agreements with certain Brookfield subsidiaries whereby these subsidiaries, as managing members of entities related to Brookfield Infrastructure Fund IV (the “BIF IV Entities”) in which Brookfield Renewable holds investments in power generating operations with institutional investors, agreed to provide to Brookfield Renewable the authority to direct the election of the Boards of Directors of the BIF IV Entities. Brookfield Renewable’s economic interests in the BIF IV Entities is 25%.
Other Agreements
Sponsor Line Agreement
TerraForm Power entered into the Sponsor Line with Brookfield Asset Management and one of its affiliates (the “Lenders”) on October 16, 2017. The Sponsor Line establishes a $500 million secured revolving credit facility and provides for the Lenders to commit to making LIBOR loans to Brookfield Renewable during a period not to exceed three years from the effective date of the Sponsor Line (subject to acceleration for certain specified events). TerraForm Power may only use the revolving Sponsor Line to fund all or a portion of certain funded acquisitions or growth capital expenditures. The Sponsor Line terminates, and all obligations thereunder become payable, no later than October 16, 2022. Borrowings under the Sponsor Line bear interest at a rate per annum equal to a LIBOR rate determined by reference to the costs of funds for U.S. dollar deposits for the interest period relevant to such borrowing adjusted for certain additional costs, in each case plus 3% per annum. In addition to paying interest on outstanding principal under the Sponsor Line, Brookfield Renewable is required to pay a standby fee of 0.5% per annum in respect of the unutilized commitments thereunder, payable quarterly in arrears.
TerraForm Power is permitted to voluntarily reduce the unutilized portion of the commitment amount and repay outstanding loans under the Sponsor Line at any time without premium or penalty, other than customary “breakage”

F - 84

costs. Under certain circumstances, TerraForm Power may be required to prepay amounts outstanding under the Sponsor Line.
During the year ended December 31, 2018, TerraForm Power made two draws on the Sponsor Line totaling $86 million that were used to fund part of the purchase price of the acquisition of Saeta and repaid such amounts in full. As of December 31, 2019, and December 31, 2018, respectively, there were no amounts drawn under the Sponsor Line.
The sponsor line was terminated upon the completion of the TerraForm Power acquisition.
TERP Relationship Agreement
TerraForm Power entered into a relationship agreement, referred to as the TERP Relationship Agreement, dated October 16, 2017 with Brookfield Asset Management, which governed certain aspects of the relationship between Brookfield Asset Management and TerraForm Power. Pursuant to the TERP Relationship Agreement, Brookfield Asset Management agreed that TerraForm Power will serve as the primary vehicle through which Brookfield Asset Management and certain of its affiliates will own operating wind and solar assets in North America and Western Europe and that Brookfield Asset Management will provide, subject to certain terms and conditions, TerraForm Power with a right of first offer on certain operating wind and solar assets that are located in such countries and developed by persons sponsored by or under the control of Brookfield Asset Management. The rights of TerraForm Power under the TERP Relationship Agreement are subject to certain exceptions and consent rights set out therein.
TerraForm Power did not acquire any renewable energy facilities pursuant to the TERP Relationship Agreement from Brookfield Asset Management during the years ended December 31, 2020, 2019, and 2018. TERP Relationship Agreement was terminated upon the completion of the TerraForm Power acquisition.
TERP Registration Rights Agreement
TerraForm Power entered into a registration rights agreement, referred to as the TERP Registration Rights Agreement, on October 16, 2017 with Orion Holdings. The TERP Registration Rights Agreement governed the rights and obligations of TerraForm Power, on the one hand, and Brookfield Asset Management and its affiliates, on the other hand, with respect to the registration for resale of all or a part of the TERP common stock held by Brookfield Asset Management or any of its affiliates that become party to the TERP Registration Rights Agreement.
On June 11, 2018, Orion Holdings, NA HoldCo and TerraForm Power entered into a Joinder Agreement pursuant to which NA HoldCo became a party to the TERP Registration Rights Agreement. On June 29, 2018, a second Joinder Agreement was entered into among Orion Holdings, NA HoldCo, BBHC Orion and TerraForm Power pursuant to which BBHC Orion became a party to the TERP Registration Rights Agreement.
The TERP Registration Rights Agreement was terminated upon the completion of the TerraForm Power acquisition.
New Terra LLC Agreement
TerraForm Power and BRE Delaware Inc. entered into an amended and restated limited liability company agreement of TerraForm Power, LLC, referred to as the New Terra LLC Agreement, dated October 16, 2017. The New Terra LLC Agreement, among other things, reset the incentive distribution right, or IDR, thresholds of TerraForm Power, LLC to establish a first distribution threshold of $0.93 per share of TERP common stock and a second distribution threshold of $1.05 per share of TERP common stock. As a result of the New Terra LLC Agreement, amounts distributed from TerraForm Power, LLC were to be distributed on a quarterly basis as follows:
•first, to TerraForm Power in an amount equal to TerraForm Power’s outlays and expenses for such quarter;
•second, to holders of TerraForm Power, LLC Class A units, referred to as Class A units, until an amount has been distributed to such holders of Class A units that would result, after taking account of all taxes payable by TerraForm Power in respect of the taxable income attributable to such distribution, in a distribution to holders of shares of TERP common stock of $0.93 per share (subject to further adjustment for distributions, combinations or subdivisions of shares of TERP common stock) if such amount were distributed to all holders of shares of TERP common stock;
•third, 15% to the holders of the IDRs pro rata and 85% to the holders of Class A units until a further amount has been distributed to holders of Class A units in such quarter that would result, after taking

F - 85

account of all taxes payable by TerraForm Power in respect of the taxable income attributable to such distribution, in a distribution to holders of shares of TERP common stock of an additional $0.12 per share (subject to further adjustment for distributions, combinations or subdivisions of shares of TERP common stock) if such amount were distributed to all holders of shares of TERP common stock; and
•thereafter, 75% to holders of Class A units pro rata and 25% to holders of the IDRs pro rata.
TerraForm Power made no IDR payments during the years ended December 31, 2019, 2018 and 2017.
The New Terra LLC Agreement was amended upon the completion of the TERP acquisition to remove TerraForm Power, LLC’s obligations to make IDR payments.
Credit facilities and funds on deposit
Brookfield Asset Management has provided a $400 million committed unsecured revolving credit facility maturing in December 2021 and the interest rate applicable on the borrowed amounts is LIBOR plus up to 1.8%. As at December 31, 2020, there were no draws on the committed unsecured revolving credit facility provided by Brookfield Asset Management. Brookfield Asset Management had also placed funds on deposit with Brookfield Renewable in the amounts of $325 million in December 2020 (2019: $600 million which was fully paid back in full prior to December 31, 2019 including any interest that had been accrued). The interest expense on the deposit and draws from the credit facility for the year ended December 31, 2020 totaled less than $1 million (2019: $6 million).
Brookfield Renewable participates with institutional investors in Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV and Brookfield Infrastructure Debt Fund (“Private Funds”), each of which is a Brookfield sponsored fund, and in connection therewith, Brookfield Renewable, together with its institutional investors, has access to short-term financing using the Private Funds’ credit facilities.
Other Agreements
In 2011, on formation of Brookfield Renewable, Brookfield transferred certain development projects to Brookfield Renewable for no upfront consideration but is entitled to receive variable consideration on commercial operation or sale of these projects.

F - 86

The following table reflects the related party agreements and transactions in the consolidated statements of income (loss), for the years ended December 31:

(MILLIONS)	2020	2019	2018
Revenues
Power purchase and revenue agreements	$286	$558	$534
Wind levelization agreement	—	1	7
	$286	$559	$541
Direct operating costs
Energy purchases	$—	$(22)	$(20)
Energy marketing & other services	(4)	(20)	(24)
Insurance services(1)	(24)	(23)	(25)
	$(28)	$(65)	$(69)
Interest expense
Borrowings	$(2)	$(7)	$(13)
Contract balance accretion	(13)	(8)	—
	$(15)	$(15)	$(13)
Management service costs	$(235)	$(135)	$(94)
(1)Insurance services were paid to a subsidiary of Brookfield Asset Management that brokers external insurance providers on behalf of Brookfield Renewable. The fees paid to the subsidiary of Brookfield Asset Management for the year ended December 31, 2020 were nil (2019: $1 million and 2018: less than $1 million). Beginning in 2020, insurance services are paid for directly to external insurance providers.
The following table reflects the impact of the related party agreements and transactions on the consolidated statements of financial position as at December 31:

(MILLIONS)	Related party	2020	2019
Trade receivables and other current assets
Contract asset	Brookfield	$46	$51
Due from related parties
Amounts due from	Brookfield	36	48
	Equity-accounted investments and other	20	12
		$56	$60
Other long-term assets
Contract asset	Brookfield	$409	$422
Due to related parties
Amounts due to	Brookfield	$455	$93
	Equity-accounted investments and other	21	10
Accrued distributions payable on LP units, BEPC exchangeable shares, Redeemable/Exchangeable partnership units and GP interest	Brookfield	30	36
		$506	$139
Other long-term liabilities
Amounts due to	Equity-accounted investments and other	$11	$7
Contract liability	Brookfield	602	562
		$613	$569
Current assets
Amounts due from Brookfield are non-interest bearing, unsecured and due on demand.

F - 87

Current liabilities
Amounts due to Brookfield are unsecured, payable on demand and relate to recurring transactions.
31. SUPPLEMENTAL INFORMATION
The net change in working capital balances for the year ended December 31 shown in the consolidated statements of cash flows is comprised of the following:

(MILLIONS)	2020	2019	2018
Trade receivables and other current assets	$(2)	$(66)	$(122)
Accounts payable and accrued liabilities	(91)	17	(18)
Other assets and liabilities	(62)	(4)	46
	$(155)	$(53)	$(94)

F - 88

32. SUBSIDIARY PUBLIC ISSUERS
The following tables provide consolidated summary financial information for Brookfield Renewable, BRP Equity, and Finco:

(MILLIONS)	Brookfield Renewable(1)	BRP Equity	Finco	Subsidiary Credit Supporters(2)	Other Subsidiaries(1)(3)	Consolidating adjustments(4)	Brookfield Renewable consolidated
As at December 31, 2020:
Current assets	$44	$416	$2,173	$568	$1,770	$(3,229)	$1,742
Long-term assets	4,879	256	6	31,329	47,886	(36,376)	47,980
Current liabilities	39	7	39	6,535	2,391	(6,135)	2,876
Long-term liabilities	—	—	2,132	214	22,736	(3)	25,079
Participating non-controlling interests – in operating subsidiaries	—	—	—	—	11,100	—	11,100
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	—	—	—	2,721	—	—	2,721
Class A shares of BEPC	—	—	—	—	2,408	—	2,408
Preferred equity	—	609	—	—	—	—	609
Preferred limited partners’ equity	1,028	—	—	1,039	—	(1,039)	1,028
As at December 31, 2019:
Current assets	$32	$408	$1,832	$133	$3,776	$(4,161)	$2,020
Long-term assets	5,428	251	2	25,068	44,459	(31,032)	44,176
Current liabilities	40	7	24	3,918	2,597	(4,163)	2,423
Long-term liabilities	—	—	1,801	300	21,851	(659)	23,293
Participating non-controlling interests – in operating subsidiaries	—	—	—	—	11,086	—	11,086
Participating non-controlling interests – in a holding subsidiary – Redeemable\Exchangeable units held by Brookfield	—	—	—	3,317	—	—	3,317
Preferred equity	—	597	—	—	—	—	597
Preferred limited partners’ equity	833	—	—	844	—	(844)	833
(1)Includes investments in subsidiaries under the equity method.
(2)Includes BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Holdings (Canada) Inc., Brookfield BRP Europe Holdings Limited, Brookfield Renewable Investments and BEP Subco Inc., collectively the “Subsidiary Credit Supporters”.
(3)Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Finco and the Subsidiary Credit Supporters.
(4)Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

F - 89

(MILLIONS)	Brookfield Renewable(1)	BRP Equity	Finco	Subsidiary Credit Supporters	Other Subsidiaries(1)(2)	Consolidating adjustments(3)	Brookfield Renewable consolidated
For the year ended December 31, 2020
Revenues	$—	$—	$—	$—	$3,810	$—	$3,810
Net income (loss)	(130)	—	(10)	(772)	1,173	(306)	(45)
For the year ended December 31, 2019
Revenues	$—	$—	$—	$2	$3,970	$(1)	$3,971
Net income (loss)	10	—	(4)	(156)	1,997	(1,767)	80
For the year ended December 31, 2018
Revenues	$—	$—	$—	$—	$3,798	$(1)	$3,797
Net income (loss)	62	7	(1)	(25)	1,485	(945)	583
(1)Includes investments in subsidiaries under the equity method.
(2)Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Finco, and the Subsidiary Credit Supporters.
(3)Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.
See Note 15 – Borrowings for additional details regarding the medium term notes issued by Finco. See Note 16 – Non-controlling interests for additional details regarding Class A Preference Shares issued by BRP Equity.

F - 90