Form 20-F
period 2021-12-31
Brookfield Renewable Partners L.P.
filed 2022-03-01
CIK 1533232

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 20-F
☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2021
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
Jane Sheere
73 Front Street, 5th Floor
Hamilton HM 12, Bermuda
Telephone: 441-294-3304
Facsimile: 441-296-4475
enquiries@brookfieldrenewable.com
(Name, telephone, e-mail and/or facsimile number and address of company contact person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Class	Trading Symbol(s)	Name of each exchange on which registered
Limited Partnership Units	BEP, BEP.UN	New York Stock Exchange, Toronto Stock Exchange
Class A Preferred Limited Partnership Units, Series 17	BEP PR A	New York Stock Exchange
4.625% Perpetual Subordinated - Notes	BEPH	New York Stock Exchange
4.875% Perpetual Subordinated - Notes	BEPI	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
275,084,265 Limited Partnership Units as of December 31, 2021
2,885,496 Series 5 Preferred Units as of December 31, 2021
7,000,000 Series 7 Preferred Units as of December 31, 2021
10,000,000 Series 11 Preferred Units as of December 31, 2021
10,000,000 Series 13 Preferred Units as of December 31, 2021
7,000,000 Series 15 Preferred Units as of December 31, 2021
8,000,000 Series 17 Preferred Units as of December 31, 2021
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
Unless otherwise specified, information provided in this annual report on Form 20-F (this “Form 20-F”) is as of December 31, 2021. Unless the context requires otherwise, when used in this Form 20-F, the terms “Brookfield Renewable”, “our group”, “we”, “us” and “our” refer to Brookfield Renewable Partners L.P. and its controlled entities, including BRELP, the Holding Entities, BEPC and the Operating Entities, each as defined in this Form 20-F, “the partnership” refers to Brookfield Renewable but excludes BEPC; “BEP” refers to Brookfield Renewable Partners L.P.; and “Brookfield” refers to Brookfield Asset Management Inc. and its subsidiaries (other than Brookfield Renewable). All references to “our portfolio” includes 100% of the capacity and energy of our facilities even though we do not own 100% of the economic output of such facilities (see the table under Item 4.B. “Business Overview — Our Operations” for details on our portfolio). Unless the context suggests otherwise, references to:
“2011 Bond Indenture” means the amended and restated indenture, dated as of November 23, 2011, among Canadian Finco, The Bank of New York Mellon and BNY Trust Company of Canada, as amended and restated from time to time, governing the Canadian Bonds.
“2021 Bond Indenture” means the indenture, dated as of August 11, 2021, between Canadian Finco and Computershare Trust Company of Canada.
“ABCA” means the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated under such Act.
“Adjusted EBITDA” means revenues less direct costs (including energy marketing costs) and other income, before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, distributions to preferred limited partners and other typical non-recurring items. Our company includes realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term within Adjusted EBITDA in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period net income. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures” and item 5A “Operating Results — Financial Performance Review on Proportionate Information — Reconciliation of non-IFRS measures”.
“Affiliate” or “affiliate” of any person is a person that, directly or indirectly through one or more intermediaries, controls, is controlled by or is under common control with such person.
“AGL” means AGL Energy Limited.
“Amended and Restated Limited Partnership Agreement of BEP” means the fourth amended and restated limited partnership agreement of BEP, dated May 3, 2016, as amended from time to time.
“Amended and Restated Limited Partnership Agreement of BRELP” means the fourth amended and restated limited partnership agreement of BRELP, dated December 30, 2020, as amended from time to time.
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
“BRP Equity” means Brookfield Renewable Power Preferred Equity Inc.
“BRPI” means Brookfield Renewable Power Inc., an indirect wholly-owned subsidiary of Brookfield Asset Management.
“BRTM” means Brookfield Renewable Trading and Marketing LP, which is a subsidiary of Brookfield Renewable.
“Canadian Bond Guarantors” means, collectively, BEP, BRELP, NA Holdco, LATAM Holdco, Euro Holdco, Investco and BEP Subco Inc.
“Canadian Bonds” means all outstanding bonds issued by Canadian Finco pursuant to the Canadian Indentures.

“CCS” has the meaning given to it under Item 3.B “Risk Factors — Risks Related to Our Operations and the Renewable Power Industry”.
“Canadian Finco” means Brookfield Renewable Partners ULC.
“Canadian Indentures” means the 2011 Bond Indenture and the 2021 Bond Indenture, as applicable.
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
“Class A Preference Shares” means BRP Equity’s Class A Preference Shares, issuable in series.
“Class A Preferred Units” means BEP’s Class A Preferred Limited Partnership Units, issuable in series.
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
“CSP” means concentrated solar power.
“DG” means distributed generation.
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
“ETM” means Evolugen Trading and Marketing LP.
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
“Funds From Operations” means Adjusted EBITDA less interest, current income taxes, management service costs and distributions to preferred shareholders, preferred unitholders, and perpetual subordinated noteholders, before the effects of certain cash items (e.g., acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g. deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures” and item 5A “Operating Results — Financial Performance Review on Proportionate Information — Reconciliation of non-IFRS measures”.
“GLP” means GLP Pte. Ltd.
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

“Holder” has the meaning given to it under Item 10.E “Taxation — Certain Material Canadian Federal Income Tax Considerations”.
“Holding Entities” means LATAM Holdco, NA Holdco, Euro Holdco and Investco and any other direct wholly-owned subsidiary of BRELP created or acquired after the date of the Amended and Restated Limited Partnership Agreement of BRELP.
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
“Isagen” means Isagen S.A. E.S.P.
“LATAM Holdco” means BRP Bermuda Holdings I Limited.
“LIBOR” means London Interbank Offered Rate.
“Licensing Agreement” has the meaning given to it under Item 7.B “Related Party Transactions — Licensing Agreement”.
“Lièvre Power” means the 263 MW hydroelectric portfolio in Quebec, Canada, held by Brookfield Renewable’s wholly owned subsidiary, Lièvre Power L.P.
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

“MSA Holding Entities” means NA Holdco, LATAM Holdco, Brookfield BRP Canada Corp., Brookfield BRP Holdings (US) Inc., Euro Holdco, Investco, BRP Equity, Canadian Finco, BEPC and any direct wholly-owned subsidiary of BRELP created or acquired on or after the date of the Master Services Agreement, excluding, for greater certainty, any Operating Entities.
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
“Original Bond Indenture” has the meaning given to it in Item 4.C “Organizational Structure — Canadian Finco — 2011 Bond Indenture and Guarantees”.
“Ownership Requirement” has the meaning given to it in Item 6.A “Directors and Senior Management — Director LP Unit Ownership Requirements”.
“Perpetual Note Guarantees” means the guarantees granted by the Perpetual Note Guarantors in respect of the Perpetual Notes.
“Perpetual Note Guarantors” means, collectively, BEP, BRELP, LATAM Holdco, Euro Holdco, Investco and BEP Subco Inc.
“Perpetual Noteholders” means holders of Perpetual Notes.
“Perpetual Notes” means the Series 1 Perpetual Notes and the Series 2 Perpetual Notes.
“PFIC” has the meaning given to it under Item 3.D “Risk Factors — Risks Relating to Taxation — United States.
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
“Preference Share Guarantees” means the guarantees granted by the Preference Share Guarantors in respect of the Preference Shares.
“Preference Share Guarantors” means, collectively, BEP, BRELP, NA Holdco, LATAM Holdco, Euro Holdco, Investco and BEP Subco Inc.
“Preference Shares” means the Class A Preference Shares and the Class B Preference Shares.
“Preferred Unit Guarantees” means the guarantees granted by the Preferred Unit Guarantors in respect of the Preferred Units.
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
“Series 3 Shares” means the Class A Preference Shares, Series 3 of BRP Equity.
“Series 4 Shares” means the Class A Preference Shares, Series 4 of BRP Equity.
“Series 5 Shares” means the Class A Preference Shares, Series 5 of BRP Equity.
“Series 6 Shares” means the Class A Preference Shares, Series 6 of BRP Equity.
“Series 1 Perpetual Notes” means the 4.625% perpetual subordinated notes of NA Holdco issued on April 15, 2021.
“Series 2 Perpetual Notes” means the 4.875% perpetual subordinated notes of NA Holdco issued on December 9, 2021.
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
“Series 14 Preferred Units” means the Class A Preferred Units, Series 14 of BEP.
“Series 15 Preferred Units” means the Class A Preferred Units, Series 15 of BEP.
“Series 16 Preferred Units” means the Class A Preferred Units, Series 16 of BEP.
“Series 17 Preferred Units” means the Class A Preferred Units, Series 17 of BEP.
“Service Provider” means BRP Energy Group L.P., Brookfield Renewable Energy Group (Bermuda) Limited, Brookfield Global Renewable Energy Advisor Limited, Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P., Brookfield Private Capital (DIFC) Limited, Brookfield Canada Renewable Manager LP, Brookfield Renewable Energy Group LLC and includes any other affiliate of such entities that provides services to Brookfield Renewable pursuant to our Master Services Agreement or any other service agreement or arrangement.
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
“TerraForm Global” means TerraForm Global Holdco LLC.
“TerraForm Power” or “TERP” means TerraForm Power, Inc. and as the context requires, its successor entities.
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
“Urban Grid” means Urban Grid Solar Projects LLC.
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
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to, the following:
•changes to resource availability, as a result of climate change or otherwise, at any of our facilities;
•volatility in supply and demand in the energy markets;
•our inability to re-negotiate or replace expiring PPAs on similar terms;
•an increase in the amount of uncontracted generation in our portfolio;
•availability and access to interconnection facilities and transmission systems;
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
•the unavailability of necessary equipment, including spare parts and components required for project development or significant cost increases relating thereto;
•dam failures and the costs and potential liabilities associated with such failures;
•the severity, duration and spread of the COVID-19 outbreak, as well as the direct and indirect impacts that the virus may have;
•uninsurable losses and higher insurance premiums;
•changes in regulatory, political, economic and social conditions in the jurisdictions in which we operate;
•force majeure events;

•adverse changes in currency exchange rates and our inability to effectively manage foreign currency exposure;
•health, safety, security and environmental risks;
•energy marketing risks;
•the termination of, or a change to, the MRE balancing pool in Brazil;
•involvement in litigation and other disputes, and governmental and regulatory investigations;
•counterparties to our contracts not fulfilling their obligations;
•the time and expense of enforcing contracts against non-performing counterparties and the uncertainty of success;
•foreign laws or regulation to which we become subject as a result of future acquisitions in new markets;
•our operations being affected by local communities;
•our reliance on computerized business systems, which could expose us to cyber-attacks;
•newly developed technologies in which we invest not performing as anticipated;
•increases in water rental costs (or similar fees) or changes to the regulation of water supply;
•advances in technology that impair or eliminate the competitive advantage of our projects;
•labour disruptions and economically unfavorable collective bargaining agreements;
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
•changes to our current business, including through future energy transition investments;
•our inability to complete all or some of our capital recycling initiatives;
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
•future sales and issuances of BEP units, Preferred Units or securities exchangeable for BEP units, including BEPC exchangeable shares, or the perception of such sales or issuances, could depress the trading price of the BEP units or BEPC exchangeable shares;
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
•Brookfield acting in a way that is not in our best interests or our unitholders;
•broader impact of climate change;
•failure of our systems technology;
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
Financial Information
The financial information contained in this Form 20-F is presented in U.S. dollars and, unless otherwise indicated, has been prepared in accordance with IFRS. All figures are unaudited unless otherwise indicated. In this Form 20-F, all references to “$” are to U.S. dollars. Canadian dollars, Brazilian reais, Euros, Colombian pesos, British pounds sterling, Chinese renminbi and Australian dollars are identified as “C$”, “R$”, “€”, “COP”, “£”, “CNY” and “A$” respectively.
CAUTIONARY STATEMENT REGARDING THE USE OF NON-IFRS MEASURES
We prepare our financial statements in accordance with IFRS. However, this Form 20-F also contains references to Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit which are not generally accepted accounting measures standardized under IFRS and therefore may differ from definitions of Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit used by other entities. In particular, our definition of Funds From Operations may differ from the definition of funds from operations used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. We believe that Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit are useful supplemental measures that may assist investors in assessing our financial performance. None of Adjusted EBITDA, Funds From Operations or Funds

From Operations per Unit should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. These non-IFRS measures reflect how we manage our business and, in our opinion, enable the reader to better understand our business. Reconciliations of each of Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit to net income (loss) are presented in Item 5.A “Operating Results — Financial Performance Review on Proportionate Information — Reconciliation of non-IFRS measures”.

PART I
ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3.    KEY INFORMATION
3.A    [RESERVED]

3.B    CAPITALIZATION AND INDEBTEDNESS
Not applicable.
3.C    REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.
3.D    RISK FACTORS

Summary of Risk Factors

The following summarizes some, but not all, of the risks provided below. Please carefully consider all of the information discussed in this “Item 3.D–Risk Factors” in this annual report on Form 20-F for a more thorough description of these and other risks.
Risks Relating to Our Operations and the Renewable Power Industry
•Risks relating to resource availability, as a result of climate change or otherwise.
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
•Risks relating to equipment failure, equipment procurement and any loss of generating capacity and damage to the environment.
•Risks relating to developments associated with the COVID-19 pandemic.
•Risks relating to disputes, governmental and regulatory policies and investigations and possible litigation.
•Risks relating to our generating facilities being affected by local communities.
•Risks relating to future labor disruptions and economically unfavorable collective bargaining agreements.
•Risks relating to advances and investments in technology.
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
•Risks relating to changes to our business, including through future energy transition investments.
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
Risks Relating to Our Operations and the Renewable Power Industry
Changes to resource availability, as a result of climate change or otherwise, at any of our facilities could adversely affect the amount of electricity that we are able to generate.
The revenues generated by our facilities are correlated to the amount of electricity generated, which is in turn dependent upon available water flows and upon wind, irradiance and weather conditions generally. Hydrology, wind, irradiance and weather conditions have natural variations from season to season and from year to year and may also change permanently because of climate change or other factors.
If one or more of our generation facilities were to be subject in the future to flooding, extreme weather conditions (including severe wind storms and droughts), fires, natural disasters, or if unexpected geological or other adverse physical conditions were to develop at any of our generation facilities, the generation capacity of that facility could be significantly reduced or eliminated. For example, our hydroelectric facilities depend on the availability of water flows within the watersheds in which we operate and could be materially impacted by changes to hydrology patterns, such as droughts. In the event of severe flooding, our hydrology facilities may be damaged. Wind energy and solar energy are highly dependent on weather conditions and, in particular, on wind conditions and irradiance, respectively. The profitability of a wind farm depends not only on observed wind conditions at the site, which are inherently variable, but also on whether observed wind conditions are consistent with assumptions made during the project development phase or when a given project was acquired. Similarly, projections of solar resources depend on assumptions about weather patterns, shading and irradiance, which are inherently uncertain and may not be consistent with actual conditions at the site. A sustained decline in water flow at our hydroelectric facilities, in wind conditions at our wind energy facilities or of irradiance at our solar facilities could lead to an adverse change in the volume of electricity generated, revenues and cash flow.
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
A portion of our revenues are tied, either directly or indirectly, to the wholesale market price for electricity in the markets in which we operate. Wholesale market electricity prices are impacted by a number of factors including: the management of generation and the amount of excess generating capacity relative to load in a particular market; the cost of controlling emissions of carbon dioxide and other pollutants; the structure of the electricity market; weather conditions (such as extremely hot or cold weather) that impact electrical load; the price of fuel (such as natural gas) that is used to generate electricity; and political instability (such as conflict between Ukraine and Russia and the disruptive impact it might have on European natural gas markets).
In the long term, there is uncertainty surrounding the trend in electricity demand growth, which is influenced by macroeconomic conditions, absolute and relative energy prices, and energy conservation and demand-side management. Correspondingly, from a supply perspective, there are uncertainties associated with long term plans for the construction or retirement of baseload generation capacity (e.g., the timelines associated with the gradual retirement of coal and nuclear capacity in certain markets), the timing of generating plant retirements – in part driven by environmental regulations – and with the scale, pace and structure of replacement capacity, again reflecting a complex interaction of economic and political pressures and environmental preferences. This volatility and uncertainty in the power market generally, including the non-renewable power market, could have an adverse effect on Brookfield Renewable’s assets, liabilities, business, financial condition, results of operations and cash flow.
As our contracts expire, we may not be able to replace them with agreements on similar terms.
Certain PPAs in our portfolio will be subject to re-contracting in the future. If the price of electricity in power markets is declining at the time of such re-contracting, it may impact our ability to re-negotiate or replace these contracts on terms that are acceptable to us, or at all. In addition, a concentrated pool of potential buyers for electricity generated by our renewable energy facilities in certain jurisdictions may restrict our ability to negotiate favorable terms under new PPAs or existing PPAs that are subject to re-contracting. We cannot provide any assurance that we will be able to re-negotiate or replace these contracts once they expire, and even if we are able to do so, we cannot provide any assurance that we will be able to obtain the same prices or terms we currently receive. If we are unable to re-negotiate or replace these contracts, or unable to secure prices at least equal to the current prices we receive, our business, financial condition, results of operation and prospects could be adversely affected. Conversely, what appears to be an attractive price at the time of recontracting could, if power prices significantly rise over the PPA’s term, result in us having committed to sell power in the future at below then-market rates.
The amount of uncontracted generation in our portfolio may increase.
As at December 31, 2021, approximately 81% of our generation (on a proportionate basis) is contracted over the following five years under long-term, fixed price contracts with creditworthy counterparties. In 2020 and 2021, approximately 90% of our generation (on a proportionate basis) was contracted in each of those calendar years. The portion of our portfolio that is uncontracted may increase gradually over time. We may sell electricity from our uncontracted generation into the spot-market or other competitive power markets from time to time. With respect to such transactions, we are not guaranteed any rate of return on our capital investments through mandated rates, and revenues and results of operations are likely to depend, in large part, upon prevailing market prices. These market prices may fluctuate substantially over relatively short periods of time and could, in certain circumstances, have an adverse effect on our business, financial condition, results of operations and cash flows.
The ability to deliver electricity to our various counterparties and buildout our development pipeline requires the availability of (and access to) interconnection facilities and transmission systems.
Our ability to sell electricity is impacted by the availability of, and access to, the various transmission systems to deliver power to a contractual delivery point and the arrangements and facilities necessary to interconnect generation projects to the transmission systems. The absence of this availability and access, our inability to obtain reasonable terms and conditions for interconnection and transmission agreements, the operational failure or decommissioning of existing interconnection facilities or transmission facilities, the lack of adequate capacity on such interconnection or transmission facilities, curtailment as a result of transmission facility downtime, or the failure of any relevant jurisdiction to expand transmission facilities, may have an adverse effect on our ability to deliver electricity to our various counterparties or the requirement of counterparties to accept and pay for energy delivery. Insufficient access to transmission and interconnection systems may also constrain our ability to develop new utility scale projects, which require transmission systems to have available interconnection points and the overall capacity necessary to transmit the energy expected to be generated by a development project once it achieves commercial operation. Lack of access to transmission systems could accordingly adversely affect our assets, liabilities, business, financial condition, results of operations and cash flow.
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
The cost of operating our facilities or developing new facilities could increase for reasons beyond our control.
While we currently believe that we maintain an appropriate and competitive cost position, there is a risk that increases in our cost structure that are beyond our control could adversely impact our financial performance. Examples of such costs include compliance with new conditions imposed during a re-licensing process, municipal property taxes, water rental fees and the cost of procuring materials, spare parts and services required for our operating and maintenance activities. In some cases we have outsourced certain aspects of operation and maintenance to third parties under long term service agreements and other arrangements in order to, among other things, improve project performance and reduce and stabilize costs. However, there can be no assurance that such contractors will meet the contractual performance standards set out in these services agreements and we accordingly may not be able to fully realize these anticipated cost reductions and improvements in project performance or at all.
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
Our generation assets may not perform as expected and may experience equipment failure.
Our generation assets may not continue to perform as they have in the past and there is a risk of equipment failure due to wear and tear, latent defect, design error, operator error, extreme weather events or early obsolescence, among other things, which could have an adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow. Wind turbines and solar panels have shorter lifespans than hydroelectric assets. Equipment failure at our generation assets could also result in significant personal injury or loss of life, damage to and destruction of property, plant and equipment and contamination of, or damage to, the environment and suspension of operations. This could be on a large scale, such as a breach of a dam or the failure of a wind turbine tower, or a small scale, such as panels being blown off of a rooftop at one of our DG facilities (which tend to be located within population centers). The occurrence of any one of these events may result in our being named as a defendant in lawsuits asserting claims for substantial damages, including for environmental cleanup costs, personal injury and property damage and fines and/or penalties.
Equipment that we need, including spare parts and components required for project development, may become unavailable or difficult to procure, inhibiting our ability to maintain full availability of existing plants and also our ability to complete development projects on scope, schedule and budget.
Equipment and spare parts, including panels, inverters, and trackers for solar projects, turbines, towers and blades for wind projects, and transformers and generator components for hydroelectric projects, may become unavailable or difficult to procure on terms consistent with those that we have budgeted for. For example, some jurisdictions in which we operate have experienced supply chain challenges resulting from bottlenecks caused by, among other things, increases in demand and challenges involved with ramping up to meet this demand. While supply chain disruptions that occurred globally in 2021 did not materially impact our business or operations, supply chains could be further disrupted in the future by factors outside of our control. This could include (1) a reduction in the supply or availability of the commodities required to produce the parts and components that we need to maintain existing projects and develop new projects from our development pipeline, like polysilicon which is required for panels that are necessary for the construction of solar energy projects, (2) lockdowns and workforce disruptions caused by the ongoing COVID-19 pandemic, (3) the potential physical effects of climate change, such as increased frequency and severity of storms, precipitation, floods and other climatic events and their impact on transportation networks and manufacturing centers, and (4) economic sanctions or embargoes, including those relating to human rights concerns in jurisdictions that produce key materials, components or parts. Any material delays in procuring equipment or significant cost increases could adversely impact our business and financial condition.
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
The spread of the COVID-19 virus, including subsequent mutations, and actions taken globally in response to COVID-19, generally disrupted business activities in the jurisdictions in which we operate and elsewhere. Governments around the world implemented measures to control the spread of the virus, including quarantines, social distancing protocols, “stay at home” orders, travel restrictions, business curtailments, school closures and other measures that restricted economic and social activity. Governments and central banks around the world also enacted fiscal and monetary stimulus measures to mitigate the economically harmful impact of these measures.
While our business relies, to a certain extent, on free movement of goods, services, and capital around the world, all of which were restricted as a result of the COVID-19 pandemic, we have not to date experienced the material impacts to our operations, financial condition, cash flows or financial performance that has been experienced by many other businesses. At the outset of the pandemic we implemented a response plan to maintain our operations despite the outbreak of the virus, including extra safety precautions with respect to our personnel and contingency plans with respect to our facilities and these measure have to date been generally successful.
Given the ongoing and dynamic nature of the circumstances surrounding COVID-19, it is difficult to predict how COVID-19, including any responses to it, will impact the global economy and our business or for how long any disruptions are likely to continue. The extent of such impact will depend on future developments, which are uncertain, evolving and difficult to predict, including, but not limited to, new information which may emerge concerning additional variants of COVID-19 that may be able to circumvent the protections afforded by existing vaccines and/or may be more transmissible (like the Omicron variant) or result in more severe sickness (like the Delta variant), additional actions which may be taken to contain COVID-19 or treat its impact, such as re-imposing previously lifted measures or putting in place additional restrictions, and the availability, pace of distribution and social acceptance of effective vaccines and of government efforts to slow the spread of COVID-19.
We may experience direct or indirect impacts from the pandemic, including delays in development or construction activities and contract counterparties failing to meet their obligations. The direct or indirect impacts of the pandemic going forward may also be different from those we currently face. For example, changing workforce patterns and tightening labour market conditions resulting from the pandemic could make it more difficult for us and the Service Provider to secure and retain talented professionals in our core markets. Similarly, supply chain constraints related to the pandemic and economic inflation resulting from government support for economies could result in higher costs for goods and services and adversely impact our business. Any such developments could have an adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flows.
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
In Brazil, hydroelectric power generators have access to the MRE, which seeks to stabilize hydrology by assuring that all participant plants in the MRE receive a reference amount of electricity it is expected to be generated annually, approximating long-term average regardless of the actual volume of energy generated. Substantially all our assets in Brazil are part of that pool. In cases of nationwide drought, when the pool as a whole is in shortfall relative to the long-term average, an asset can expect to share the nationwide shortfall pro-rata with the rest of the pool. The energy reference amount for plants with installed capacity of over 50MW is assessed every 5 years according to the criteria of such regulation and can be adjusted positively or negatively. For plants with installed capacity of 50 MW or lower, the energy reference amount assessment process is currently suspended until legal proceedings initiated by certain owners of these smaller plants are resolved. These smaller plants receive the full energy reference amount, subject to any adjustments resulting from the outcome of these proceedings. If our reference amount is revised, our share of the balancing pool could be reduced. If the MRE is terminated or adversely changed, our financial results would be more exposed to variations in hydrology at certain hydroelectric facilities in Brazil. In either case, this could have an adverse effect on our results of operations and cash flows.

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
If for any reason, any of the purchasers of power under our PPAs are unable or unwilling to fulfill their contractual obligations under the relevant PPA or if they refuse to accept delivery of power pursuant to the relevant PPA, our assets, liabilities, business, financial condition, results of operations and cash flow could be adversely affected as we may not be able to replace the agreement with an agreement on equivalent terms and conditions. Similarly, external events, such as a severe economic downturn, could impair the ability of some counterparties to the PPAs or some customers to pay for electricity received.
This is also true of our DG assets, which are smaller in scale and typically each sell power directly to a retail customer who also is the site owner and lessor of the land or rooftop on which the asset is located. These customers may have a different credit profile than utility scale customers and the collection of unpaid amounts may be more challenging given of the small scale and large number of individual sites and customers in our portfolio. If a DG facility ceases operations and the PPA is terminated, company’s assets, liabilities, business, financial condition, results of operations and cash flow could be adversely affected. The PPA terms may require that we remove the asset, including fixing or reimbursing the site owner for any damages caused by the assets or the removal of such assets. Alternatively, we may agree to sell the assets to the site owner, but the sale price may not be sufficient to replace the revenue previously generated by the solar generation facility.
Seeking to enforce a contract through the courts may take significant amounts of time and expense with no certainty of success.
Our business could be adversely affected if we are required to enforce contracts through the courts and we are unsuccessful or incur significant amounts of time and expenses seeking to do so. High litigation costs and long delays make resolving commercial disputes in court both time consuming and expensive. Such costs can be difficult to calculate with certainty. In certain jurisdictions in which we currently conduct business or may seek to conduct business in the future, there can be uncertainty regarding the interpretation and application of laws and regulations relating to the enforceability of contractual rights. Similarly, certain of our contract counterparties will be based, or their principal assets will be based, in jurisdictions where it may be difficult to enforce contracts or juridical or arbitral awards.
A significant portion of our current operations and related assets are subject to foreign laws and regulations, and we may pursue acquisitions in new markets that are subject to foreign laws or regulations that are more onerous or uncertain than the laws and regulations we are currently subject to.
A significant portion of our current operations and related assets are located in jurisdictions outside of the United States and Canada, and we may pursue acquisitions in new foreign markets that are regulated by foreign governments and regulatory authorities and subject to foreign laws . Foreign laws or regulations may not provide for the same type of legal certainty and rights in connection with their contractual relationships in such countries as are afforded to projects in, for example, the United States, which may adversely affect their ability to receive revenues or enforce their rights in connection with their foreign operations.
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
Our business relies on information technology. In addition, our business relies upon telecommunication services to remotely monitor and control our assets and interface with regulatory agencies, wholesale power markets and customers. The information and embedded systems of key business partners, including suppliers of the information technology systems on which we rely, and regulatory agencies are also important to our operations. In light of this, we may be subject to cyber security risks or other breaches of information technology security intended to obtain unauthorized access to our proprietary information and that of our business partners, destroy data or disable, degrade, or sabotage these systems through the introduction of computer viruses, fraudulent emails, cyber-attacks and other means, and such breaches could originate from a variety of sources including our own employees or unknown third parties. There can be no assurance that measures implemented to protect the integrity of these systems will provide adequate protection, and any such breach of our information technology could go undetected for an extended period of time. A breach of our cyber security measures or the failure or malfunction of any of our computerized business systems, associated backup or data storage systems could cause us to suffer a disruption in one or more parts of our business and experience, among other things, financial loss, a loss of business opportunities, misappropriation or unauthorized release of confidential or personal information, damage to our systems and those with whom we do business, violation of privacy and other laws, litigation, regulatory penalties and remediation and restoration costs as well as increased costs to maintain our systems. For example, the European General Data Protection Regulation, which came into effect in May 2018, includes stringent operational requirements for entities processing personal information and significant penalties for non-compliance, as does similar legislation in certain U.S. states in which we operate. Cyber-security breaches or failures of our information technology systems could have an adverse effect on our business operations, financial reporting, financial condition and results of operations, and result in reputational damage.
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

Technology related to the production of renewable power and conventional power generation are continually advancing, resulting in a gradual decline in the cost of producing electricity. If advances in technology further reduce the cost of producing power, the competitive advantage of our existing projects may be impaired or eliminated and our assets, liabilities, business, financial condition, results of operations and cash flow could be adversely affected as a result.
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
Certain of BEP’s subsidiaries are parties to collective agreements that expire periodically and those subsidiaries may not be able to renew such collective agreements without labor disruptions or without agreeing to significant increases in labor or other related costs. In the event of a labor disruption such as a strike or lock-out, the ability of our generation assets to generate electricity may be impaired and our results from operations and cash flow could be adversely affected.
Risks Relating to Financing
Our ability to finance our operations is subject to various risks relating to the state of capital markets.
We expect to finance future acquisitions, the development and construction of new facilities and other capital expenditures out of cash generated from our operations, capital recycling, debt and possible future issuances of equity. Disruptions and volatility in capital markets could increase the Partnership’s cost of capital and adversely affect its ability to fund its liquidity and capital needs and fund the growth of the business.
There is debt throughout our corporate structure that will need to be replaced from time to time. For example, BEP, BRELP and the Holding Entities have corporate debt and certain of our Operating Entities have limited recourse project level debt. Certain of our portfolio companies like TerraForm Power, TerraForm Global and Isagen also have holding company level debt. Our ability to obtain debt or equity financing to fund our growth, and our ability to refinance existing corporate and non-recourse indebtedness, is dependent on, among other factors, the overall state of capital markets (as well as local market conditions, particularly in the case of non-recourse financings), continued operating performance of our assets, future electricity market prices, the level of future interest rates, lenders’ and investors’ assessment of our credit risk and investor appetite for investments in renewable energy and infrastructure assets in general and in Brookfield Renewable’s securities in particular. Also, certain Brookfield Renewable financing agreements contain conditions that limit our ability to repay indebtedness prior to maturity without incurring penalties, which may limit our ability to refinance indebtedness or raise new capital on favorable terms. To the extent that external sources of capital become limited or unavailable or available on onerous terms, our ability to fund acquisitions and make necessary capital investments to construct new or maintain existing facilities may be impaired, and as a result, our business, financial condition, results of operations and prospects may be adversely affected.
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
The credit rating assigned to BEP or any of its subsidiaries’ debt securities may be changed or withdrawn entirely by the relevant rating agency. A lowering or withdrawal of such rating may have an adverse effect on our group’s financial position and ability to raise capital and fund the growth of the business.
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
Many of our operating subsidiaries have entered into or will enter into credit facilities or have incurred or will incur other forms of debt, including to finance acquisitions. The total quantum of exposure to debt within our partnership is significant, and our partnership may become more leveraged in the future. Leveraged assets are more sensitive to declines in revenues, increases in expenses and interest rates, and adverse economic market and industry developments. A leveraged partnership’s income and net assets also tend to increase or decrease at a greater rate than would otherwise be the case if money had not been borrowed. As a result, the risk of loss associated with a leveraged partnership, all other things being equal, is generally greater than for partnerships with comparatively less debt. In addition, the use of indebtedness in connection with an acquisition may give rise to negative tax consequences to certain investors. Leverage may also result in a requirement for short-term liquidity, which may force the sale of assets at times of low demand and/prices for such assets. This may mean that our partnership is unable to realize fair value for the assets in a sale.
Our partnership’s credit facilities also contain, and may contain in the future, covenants applicable to the relevant borrower and events of default. Covenants can relate to matters including limitations on financial indebtedness, dividends, acquisitions, or minimum amounts for interest coverage, adjusted EBITDA, cash flow or net worth. If an event of default occurs, or a minimum covenant requirement is not satisfied, this can result in a requirement to immediately repay any drawn amounts or the imposition of new restrictions, including a prohibition on the payment of distributions to equity.
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

Competition for assets is significant and competition from other well-capitalized investors or companies may significantly increase the purchase price or prevent us from completing an acquisition. We may also decline opportunities that we do not believe meet our investment criteria, which our competition may pursue instead. Further, our growth initiatives may be subject to a number of closing conditions, including, as applicable, third-party consents, regulatory approvals (including from competition authorities) and other third-party approvals or actions that are beyond our control. If all or some of our growth initiatives are unable to be completed on the terms agreed, we may need to delay certain acquisitions or abandon them altogether. If returns are lower than anticipated from such initiatives, we also may not be able to achieve growth in our distributions in line with our stated goals and the market value of our Units may decline.
Our operations in the future may be different from our current business, including through future energy transition investments.
Our operations today include hydroelectric, wind, utility solar and distributed generation power generation as well as biomass power generation, cogeneration and storage businesses in North and South America, Europe and Asia. We may acquire interests in other businesses, and we may seek to divest of certain of our existing operations in the future. In addition, pursuant to the Relationship Agreement with Brookfield, Brookfield may (but is not required to) offer us the opportunity to acquire: (i) an integrated utility even if a significant component of such utility’s operations consist of a non-renewable power generation operation or development, such as a power generation operation that uses coal or natural gas, (ii) a portfolio of power operations, even if a significant component of such portfolio’s operations consist of non-renewable power generation, or (iii) renewable power generation operations or developments that comprise part of a broader enterprise.
In addition, we believe that our relationship with Brookfield means that we are well positioned to execute on what Brookfield has identified as the multi-decade opportunity to advance decarbonization and assist with the transition of global electricity grids to a more sustainable future. We continue to expect that future clean energy acquisitions identified by Brookfield may be funded with commitments pursuant to Brookfield sponsored funds and that Brookfield Renewable would fund Brookfield’s participation in such funds where renewable power or other energy transition investments are made by such funds. We expect this would be the case even if such energy transition investments differ from our current investments in operating and development stage renewable power generation that have to date been our primary focus, including new investments in carbon capture and storage (“CCS”) projects, offshore wind generation projects, hydrogen and ammonia production projects, and investments focused on enhancing the energy efficiency of existing infrastructure.
In the future, we may invest in such energy transition investments if made by a Brookfield Infrastructure Fund or by Brookfield’s Global Transition Fund, and this could be true of other Brookfield Funds as well. Such energy transition investments may include businesses that at the time of the acquisition are relatively carbon-intensive, including power generation from thermal facilities (including coal), with the goal of transitioning them to a less carbon intensive model over time. The success of any such transition plan would depend on a number of factors outside of our control and even if successful, may still require the operation of carbon intensive and other non-renewable power generation assets for an extended period of time. Accordingly, the risks associated with our current operations may differ materially from those associated with our future operations.
We may not be able to complete all or some of our capital recycling initiatives, which could adversely impact our liquidity to fund future growth.
We occasionally seek to recycle capital to fund future acquisitions and the development and construction of new facilities by selling certain assets. For example, in 2021, we sold (i) together with institutional partners, a 656 MW portfolio of operating and development wind projects in Ireland, (ii) a 100% interest in a 271 MW wind development portfolio in Scotland, and (iii) together with institutional partners, a 391 MW portfolio in the U.S. However, we may not be able to complete all or some of our capital recycling initiatives on our desired timelines, at favorable prices or at all, which could result in less liquidity to fund future growth.
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
Our ability to realize our development growth plans is dependent on our ability to develop existing sites, to repower existing projects that are nearing the end of their useful lives, and to find new sites suitable for development into viable projects. Our ability to maintain a development permit often requires specific development steps to be undertaken. Successful development of renewable power projects is typically dependent on a number of factors, including: the ability to secure or renew our rights to an attractive site on reasonable terms, often following lengthy negotiations and/or competitive bidding processes; accurately measuring resource availability at levels deemed economically attractive for continued project development; the ability to secure new or renewed approvals, licenses and permits; the acceptance of local stakeholders, including in some cases, Indigenous peoples; the ability to secure transmission interconnection access or agreements; the ability to successfully integrate new projects or technologies into existing assets; the ability to acquire suitable labor, equipment and construction services on acceptable terms; the ability to attract construction project financing; and the ability to secure a long-term PPA or other sales contract on reasonable terms. Each of these factors can be critical in determining whether or not a particular development project might ultimately be suitable for construction. Failure to achieve any one of these elements may prevent the development and construction of a project. When this occurs we may lose all of our investment in development expenditures and may be required to write-off project development assets.
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
Some of our investments and current operations are structured as joint ventures, partnerships and consortium arrangements, and we intend to continue to operate in this manner in the future, which may reduce Brookfield’s and our influence over such operating subsidiaries and partners and may subject us to additional obligations and risks.
Some of our investments and current operations are structured as joint ventures, partnerships and consortium arrangements, including our interest in Isagen and our 50:50 joint venture for X-Elio. An integral part of our strategy is to participate with institutional investors in Brookfield-sponsored or co-sponsored consortiums for asset acquisitions and as a partner in or alongside Brookfield-sponsored or co-sponsored partnerships that target acquisitions that suit our profile. These arrangements are driven by the magnitude of capital required to complete acquisitions of generating assets, strategic partnering arrangements to access operating expertise, and other industry-wide trends that we believe will continue. Such arrangements involve risks not present where a third party is not involved, including the possibility that partners or co-venturers might become bankrupt or otherwise fail to fund their share of required capital contributions. Additionally, partners or co-venturers might at any time have economic or other business interests or goals different from us and Brookfield.
While our strategy is to structure these arrangements to afford us certain protective rights in relation to operating and financing activities, joint ventures, partnerships and consortium investments may provide for a reduced level of influence over an acquired company because governance rights are shared with others. Accordingly, decisions relating to the underlying operations and financing activities, including decisions relating to management and operations, the investment of capital within the arrangement, and the timing and nature of any exit, will be made by a majority or supermajority vote of the investors or by separate agreements that are reached with respect to individual decisions. For example, although we own a controlling stake in our consortium's interest in Isagen, the arrangements in place with our consortium partners require supermajority approval of the consortium for certain actions with respect to our investment in Isagen and our influence over its business operations. In addition, our ability to continue to exercise control over Isagen depends on Brookfield (including Brookfield Renewable) meeting certain ownership thresholds in the entity entitled to appoint the Isagen board of directors. See Item 4.B “Business Overview - Colombian Business”. As a further example, when we participate with institutional investors in Brookfield-sponsored or co-sponsored consortiums for asset acquisitions and as a partner in or alongside Brookfield-sponsored or co-sponsored partnerships, there is often a finite term to the investment or a date after which partners are granted liquidity rights, which may lead to the investment being sold prior to the date we would otherwise choose. In addition, such operations may be subject to the risk that other investors may make business, financial or management decisions with which we do not agree, or the management of the applicable company may take risks or otherwise act in a manner that does not serve our interests. We also may make commitments to invest funds in support of the development or other activities of the applicable company that extend over time. Because we may have a reduced level of influence over such operations, we may not be able to realize some or all of the benefits that we believe will be created from our and Brookfield’s involvement. If any of the foregoing were to occur, our business, financial condition and results of operations could suffer as a result.
In addition, because some of our transactions and current operations are structured as joint ventures, partnerships or consortium arrangements, the sale or transfer of interests in some of our operations are or may be subject to rights of first refusal or first offer, tag along rights or drag along rights and some agreements provide for buy-sell or similar arrangements. Such rights may be triggered at a time when we may not want them to be exercised and such rights may inhibit our ability to sell our interest in an entity within our desired time frame or on any other desired basis. In addition, some of our development arrangements rely on activity by a third-party to advance certain of the projects in our pipeline to different stages, which subjects us to the risk that these third parties will not perform to our expectations.
Political instability, changes in government policy, or unfamiliar cultural factors could adversely impact the value of our investments.
We are subject to the risk of geopolitical uncertainties in all jurisdictions in which we operate. We make investments in businesses globally and we can pursue investments in new, non-core markets, which may expose us to additional risks. We may not properly adjust to the local culture and business practices in such markets, and there is the prospect that we may hire personnel or partner with local persons who might not comply with our culture and ethical business practices; either scenario could result in the failure of our initiatives in new markets and lead to financial losses for us and our managed entities. There are risks of political instability in several of the jurisdictions in which we conduct business, including, for example, from factors such as political conflict, tariffs, income inequality, refugee migration, terrorism, the potential break-up of countries or political-economic unions, and political corruption. For example, in Europe the recent withdrawal of the U.K. from the E.U. and military tensions and conflict in Eastern Europe, including between the Ukraine and Russia, could contribute to global economic uncertainty and could significantly disrupt the free movement of goods, services, and people and also have a destabilizing effect on European energy markets, as well as potential higher costs of conducting business in Europe. Similarly, an inability of local and national governments to effectively manage ongoing political disputes could result in local, regional and/or global instability that could adversely impact our business. The materialization of one or more of these risks could negatively affect our financial performance.
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
Brookfield may periodically recommend that we make investments in securities, including the publicly traded securities or debt of other companies. For example, in February 2021, we acquired, together with our institutional partners, an initial approximately 23% interest in Polenergia, a public company listed on the Warsaw Stock Exchange and in February 2022 we, together with our institutional partners, subscribed for additional shares in Polenergia which, upon the subscription closing, is expected to increase our total interest in Polenergia to 32% (8% net to Brookfield Renewable). Investments in publicly traded securities are particularly subject to market volatility and market disruptions, and our investments in securities generally may be subject to changes in interest and currency exchange rates, equity prices and other economic and business factors beyond our control. In addition, at the time of any sales and settlements of securities, the price we ultimately realize will depend on demand and liquidity in the market at that time and may be materially lower than their current fair value. While investments in securities are not expected to account for a large portion of Brookfield Renewable's investments generally, a decline in the value of such securities could result in returns that are lower than anticipated or even in the investment being lost completely, which could mean that we are not be able to achieve growth in our distributions in line with our stated goals and the market value of our securities may decline.
We may be subject to the risks commonly associated with a separation of economic interest from control within an organizational structure.
Our ownership and organizational structure is similar to structures whereby one company controls another company which in turn holds controlling interests in other companies; thereby, the company at the top of the chain may control the company at the bottom of the chain even if its effective equity position in the bottom company is less than a controlling interest. Brookfield is the sole shareholder of the Managing General Partner and, as a result of such ownership of the Managing General Partner, Brookfield will be able to control the appointment and removal of the Managing General Partner’s directors and, accordingly, will exercise substantial influence over us. In turn, we often have a majority controlling interest or a significant influence in our investments. Even though Brookfield has an effective economic interest in our business of approximately 48% on a fully-exchanged basis (assuming the exchange of all of the outstanding Redeemable/Exchangeable Partnership units and BEPC exchangeable shares), as a result of its ownership of our LP units, the Redeemable/Exchangeable partnership units and BEPC exchangeable shares, over time Brookfield may reduce this economic interest while still maintaining its controlling interest. This could lead to Brookfield using its control rights in a manner that conflicts with the economic interests of our other Unitholders and holders of BEPC exchangeable shares. For example, despite the fact that we have the Conflicts Protocols in place, which, among other things, sets out requirements for the review and approval of transactions between Brookfield Renewable and Brookfield, as well as between BEPC and Brookfield, because Brookfield will be able to exert substantial influence over us, and, in turn, over our investments, there is a greater risk that we make investments on terms that disproportionately benefit Brookfield over Brookfield Renewable and its Unitholders and holders of BEPC exchangeable shares.
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
Our ability to grow through acquisitions depends on Brookfield’s ability to identify and present us with acquisition opportunities. Brookfield established Brookfield Renewable to hold and acquire, directly or indirectly, renewable power generating operations and development projects on a global basis. However, Brookfield’s obligations to us under the Master Services Agreement and the Relationship Agreement are subject to a number of exceptions and Brookfield has no obligation to source acquisition opportunities specifically for us. In addition, Brookfield has not agreed to commit any minimum level of dedicated resources to Brookfield Renewable for the pursuit of renewable power-related acquisitions. There are a number of factors which could materially and adversely impact the extent to which suitable acquisition opportunities are made available by Brookfield, for example:
•it is an integral part of Brookfield’s (and our) strategy to pursue the acquisition or development of clean energy assets through consortium arrangements with institutional investors, strategic partners and/or financial sponsors and to form partnerships (including private funds, joint ventures and similar arrangements) to pursue such acquisitions on a specialized or global basis. Although Brookfield has agreed that it will not enter any such arrangements that are suitable for us without giving us an opportunity to participate in them, there is no minimum level of participation to which we will be entitled;
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
Our organizational and ownership structure involves a number of relationships that may give rise to conflicts of interest between BEP and our Unitholders, on the one hand, and Brookfield and BEPC, on the other hand. For example, while the BEPC board generally mirrors the board of the Managing General Partner, BEPC’s board of directors includes an additional non-overlapping board member to assist BEPC with, among other things, resolving any conflicts of interest that may arise from its relationship with BEP. Mr. Eleazar de Carvalho Filho and Mr. Randy MacEwen currently serve as the non-overlapping members of BEPC’s board of directors. In certain instances, the interests of Brookfield or BEPC may differ from the interests of BEP and our Unitholders, including with respect to the types of acquisitions made, the timing and amount of distributions by BEP, the reinvestment of returns generated by our operations, the use of leverage when making acquisitions and the appointment of outside advisers and service providers. Further, Brookfield may make decisions, including with respect to tax or other reporting positions, from time to time that may be more beneficial to one type of investor or beneficiary than another, or to Brookfield rather than to BEP and our Unitholders.
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

Under the Amended and Restated Limited Partnership Agreement of BEP, BEP may issue additional partnership securities, including LP units, Preferred Units, securities exchangeable into LP units (including BEPC exchangeable shares) and options, rights, warrants and appreciation rights relating to partnership securities for any purpose and for such consideration and on such terms and conditions as the Managing General Partner may determine. The Managing General Partner’s board of directors will be able to determine the class, designations, preferences, rights, powers and duties of any additional partnership securities, including any rights to share in BEP’s profits, losses and distributions, any rights to receive partnership assets upon a dissolution or liquidation of BEP and any redemption, conversion and exchange rights. The Managing General Partner may use such authority to issue additional LP units, Preferred Units, or securities exchangeable into LP units, which could dilute holders of our LP units, or to issue securities with rights and privileges that are more favorable than those of our LP units or Preferred Units. The sale or issuance of LP units, Preferred Units or securities exchangeable into LP units, or the perception of such sales, issuances or exchanges, could depress the trading price of the LP units or Preferred Units and impair our ability to raise capital through the sale of additional LP units or Preferred Units. There are approximately 172,228,594 BEPC exchangeable shares outstanding, each of which may be exchanged for our LP units in accordance with their terms. We cannot predict the effect that future sales or issuances of LP units, Preferred Units or securities exchangeable into LP units, or the perception of such sales, issuances or exchanges, would have on the market price of the LP units or Preferred Units. Holders of Units do not have any preemptive right or any right to consent to or otherwise approve the issuance of any such securities or the terms on which any such securities may be issued.
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
Our payout ratio may exceed in some periods 100% of our Funds From Operations. If this were to occur for a sustained period of time, it could impact our ability to maintain or grow our distributions to Unitholders.
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
To the extent that BEP, BRELP, the Holding Entities or the Operating Entities enter into transactions or arrangements with other Brookfield entities, the relevant tax authorities may seek to adjust the quantum or nature of the amounts included or deducted from taxable income by such entities if they consider that the terms and conditions of such transactions or arrangements differ from those that would have been made between persons dealing at arm’s length. This could result in more tax (and penalties and interest) being paid by such entities, and therefore the return to investors could be reduced. For Canadian tax purposes, a transfer pricing adjustment may in certain circumstances result in additional income being allocated to a Unitholder with no corresponding cash distribution or in a dividend being deemed to be paid by a Canadian resident to a non-arm’s length non-resident, which is subject to Canadian withholding tax.
The Managing General Partner and the BRELP General Partner believe the Base Management Fee and any other amount that is paid to the Service Providers will be commensurate with the value of the services being provided by the Service Providers and comparable to the fees or other amounts that would be agreed to in an arm’s length arrangement. However, no assurance can be given in this regard.
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
The Managing General Partner and the BRELP General Partner intend to use commercially reasonable efforts to structure the activities of BEP and BRELP, respectively, to avoid generating income treated as effectively connected with a U.S. trade or business, including effectively connected income attributable to the sale of a “United States real property interest”, as defined in the U.S. Internal Revenue Code. If, contrary to the Managing General Partner’s expectations, BEP is considered to be engaged in a U.S. trade or business or realizes gain from the sale or other disposition of a U.S. real property interest, non-U.S. Unitholders generally would be required to file U.S. federal income tax returns and could be subject to U.S. federal withholding tax at the highest marginal U.S. federal income tax rates applicable to ordinary income. If, contrary to expectation, BEP were engaged in a U.S. trade or business, then gain or loss from the sale of LP units by a Non-U.S. Holder would be treated as effectively connected with such trade or business to the extent that such Non-U.S. Holder would have had effectively connected gain or loss had BEP sold all of its assets at their fair market value as of the date of such sale. In such case, any such effectively connected gain generally would be taxable at the regular graduated rates, and the amount realized from such sale generally would be subject to a 10% U.S. federal withholding tax. Under Treasury Regulations and IRS guidance, the 10% U.S. federal withholding tax generally does not apply to transfers of interests in publicly traded partnerships before January 1, 2023. Each Non-U.S. Holder should consult an independent tax adviser to determine the U.S. federal income tax consequences with respect to an investment in LP units.
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
LP unitholders taxable in the U.S. may be viewed as holding an indirect interest in an entity classified as a passive foreign investment company for U.S. federal income tax purposes.
U.S. Holders may face adverse U.S. tax consequences arising from the ownership of a direct or indirect interest in an entity classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. Based on the organizational structure of BEP, as well as BEP’s expected income and assets, the Managing General Partner and the BRELP General Partner currently believe that a U.S. Holder is unlikely to be regarded as owning an interest in a PFIC solely by reason of owning LP units during the taxable year ending December 31, 2022. However, there can be no assurance that an existing BEP entity or a future entity in which BEP acquires an interest will not be classified as a PFIC with respect to a U.S. Holder, because PFIC status is a factual determination that depends on the assets and income of a given entity and must be made on an annual basis. In general, gain realized by a U.S. Holder from the sale of stock of a PFIC is subject to tax at ordinary income rates, and an interest charge generally applies. Alternatively, a U.S. Holder that makes certain elections with respect to a direct or indirect interest in a PFIC may be required to recognize taxable income prior to the receipt of cash relating to such income. The adverse consequences of owning an interest in a PFIC, as well as certain tax elections for mitigating these adverse consequences, are described in greater detail in Item 10.E “Taxation — Certain Material U.S. Federal Income Tax Considerations — Consequences to U.S. Holders — Passive Foreign Investment Companies”. Each U.S. Holder should consult an independent tax adviser regarding the implication of the PFIC rules for an investment in LP units.
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

Canada
The Canadian federal income tax consequences to Unitholders could be materially different in certain respects from those described in this Form 20-F if BEP or BRELP is a “specified investment flow-through partnership” or “SIFT partnership”, as defined in the Income Tax Act (Canada) (the “Tax Act”).
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
Section 94.1 of the Tax Act contains rules relating to interests in entities that are not resident or deemed to be resident in Canada for purposes of the Tax Act or not situated in Canada (and certain exempt foreign trusts as defined in subsection 94(1) of the Tax Act), other than a CFA of the taxpayer (the “Non-Resident Entities”), that could in certain circumstances cause income to be imputed to Unitholders for Canadian federal income tax purposes, either directly or by way of allocation of such income imputed to BEP or to BRELP. See Item 10.E “Taxation — Certain Material Canadian Federal Income Tax Considerations”.
Our Units may or may not continue to be “qualified investments” under the Tax Act for registered plans.
Provided that our Units are listed on a “designated stock exchange” (as defined in the Tax Act, which currently includes the NYSE and the TSX), our Units will be “qualified investments” under the Tax Act for a trust governed by a registered retirement savings plan (“RRSP”), deferred profit sharing plan, registered retirement income fund (“RRIF”), registered education savings plan (“RESP”), registered disability savings plan (“RDSP”), and a tax-free savings account (“TFSA”). However, there can be no assurance that our Units will continue to be listed on a “designated stock exchange”. There can also be no assurance that tax laws relating to “qualified investments” will not be changed. Taxes may be imposed in respect of the acquisition or holding of non-qualified investments by such registered plans and certain other taxpayers and with respect to the acquisition or holding of “prohibited investments” (as defined in the Tax Act) by an RRSP, RRIF, TFSA, RDSP or RESP.
Notwithstanding the foregoing, an annuitant under an RRSP or RRIF, a holder of a TFSA or RDSP, or a subscriber of an RESP, as the case may be, will be subject to a penalty if our Units held in an RRSP, RRIF, TFSA, RDSP or RESP are “prohibited investments” (as defined in the Tax Act) for the RRSP, RRIF, TFSA, RDSP, or RESP, as the case may be. Generally, our Units will not be a “prohibited investment” for a trust governed by an RRSP, RRIF, TFSA, RDSP or RESP, provided that the annuitant under the RRSP or RRIF, the holder of the TFSA or RDS, or the subscriber of the RESP, as the case may be, deals at arm’s length with BEP for the purposes of the Tax Act, and does not have a “significant interest” (as defined in the Tax Act for purposes of the “prohibited investment” rules) in BEP. Unitholders who hold our Units in a RRSP, RRIF, TFSA, RDSP, or RESP, should consult with their own tax advisors regarding the application of the foregoing “prohibited investment” rules having regard to their particular circumstances.
Unitholders’ foreign tax credits for Canadian federal income tax purposes will be limited if the Foreign Tax Credit Generator Rules apply in respect of the foreign “business-income tax” or “non-business-income tax” (each as defined in the Tax Act) paid by BEP or BRELP to a foreign country.
Under the Foreign Tax Credit Generator Rules, the foreign “business-income tax” or “non-business-income tax” for Canadian federal income tax purposes for any taxation year may be limited in certain circumstances. If the Foreign Tax Credit Generator Rules apply, the allocation to a Unitholder of foreign “business-income tax” or “non-business-income tax” paid by BEP or BRELP, and therefore such Unitholder’s foreign tax credits for Canadian federal income tax purposes, will be limited. See Item 10.E “Taxation — Certain Material Canadian Federal Income Tax Considerations”.

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
If BEP or BRELP were considered to carry on business in Canada for purposes of the Tax Act, Non-Resident Unitholders would be subject to Canadian federal income tax on their proportionate share of any Canadian source business income earned or considered to be earned by BEP, subject to the potential application of the safe harbor rule in section 115.2 of the Tax Act and any relief that may be provided by any relevant income tax treaty or convention.
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
General Risk Factors
Government policies providing incentives for clean energy could change at any time.
Development of new clean energy sources and the overall growth of the industry has generally been supported by state or provincial, national, supranational and international policies. Some of our projects benefit from such incentives. The attractiveness of clean energy to purchasers of clean energy assets, as well as the economic return available to project sponsors, is often enhanced by such incentives. Particularly in light of political changes in certain jurisdictions, there is a risk that regulations that provide incentives for clean energy could change or expire in a manner that adversely impacts the market more generally. Any political changes in the jurisdictions in which we operate may impact the competitiveness of clean energy generally and the economic value of certain of our projects in particular.
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
The occurrence of a significant event that disrupts the ability of our generation assets to produce or sell power for an extended period, including events which preclude customers from purchasing electricity, could have an adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow. Force majeure events affecting our assets could result in damage to the environment or harm to third parties or the public, which could expose us to significant liability. Similarly, force majeure events could impact our contract counterparties, preventing them from performing under their contracts, which could in turn cause delays to project construction schedules or result in our operating projects being unable to perform as expected, all of which could have an adverse effect on our operating performance and cash flows. Our generation assets could be exposed to severe weather conditions, natural disasters, epidemics and potentially catastrophic events. An assault or an act of malicious destruction, cyber-attacks, sabotage or terrorism committed on our generation assets could also disrupt our ability to generate or sell power. In certain cases, there is the potential that some events may not excuse Brookfield Renewable from performing its obligations pursuant to agreements with third parties and therefore may expose Brookfield Renewable to liability. Depending on the event in question, no insurance or contractual protections may be available to compensate us for damages we may suffer as a result of such events. In addition, certain of our generation assets are located in remote areas which may make access for repair of damage difficult.
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
We rely on our infrastructure, controls, systems and personnel, as well as central groups focusing on enterprise-wide management of specific operational risks such as fraud, trading, outsourcing, and business disruption, to manage the risk of illegal and corrupt acts or failed systems. We also rely on our employees and certain third parties to comply with our policies and processes as well as applicable laws. Specific programs, policies, standards, methodologies and training have been developed to support the management of these risks and, as we expand into new markets and make new investments, and as we have increased our focus on development activities, we update and implement our programs, policies, standards, methodologies and training to address the risks that we perceive. The failure to adequately identify or manage these risks could result in direct or indirect financial loss, regulatory censure and/or harm to the reputation of Brookfield Renewable. The acquisition of businesses with weak internal controls to manage the risk of illegal or corrupt acts may create additional risk of financial loss, regulatory censure and/or harm to the reputation of Brookfield Renewable. In addition, programs, policies, standards, methodologies and training, no matter how well designed, do not provide absolute assurance of effectiveness.
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
We cannot assure you that any credit rating assigned to Brookfield Renewable or any of its portfolio companies, operating subsidiaries or other subsidiaries or their debt securities will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency. A lowering or withdrawal of such ratings may have an adverse effect on our financial position and ability to raise capital.
New regulatory initiatives related to ESG could adversely impact our business.
While we believe that regulatory initiatives and market trends towards an increased focus on ESG are generally beneficial to the Partnership, any such regulatory initiatives also have the potential to adversely impact us. For example, regulatory initiatives seeking to reorient investment toward sustainability by regulating green financial products could have the effect of increasing burdensome disclosure requirements around ESG and prescribing approaches to ESG policies that are inconsistent with our current practices. If regulators disagree with the ESG disclosures that we make we may face regulatory enforcement action, and our business or reputation could be adversely affected. There is also a risk that a significant reorientation in the market following the implementation of any such measures could be adverse to our business if we are perceived to be presenting a product or business as having green or sustainable characteristics where this is not, in fact, the case (i.e., “greenwashing”). Additionally, compliance with any new regulations or laws generally increases our regulatory burden and could make compliance more difficult and expensive thereby adversely impacting our financial position.
We may not be able to identify and assess all potential human rights impacts of our business activities
While we pride ourselves on our commitment to ethical business practices and the controls, policies and practices that we have in place with respect to such practices, we may not be able to identify and assess all potential human rights impacts of our investment activities, operations and supply chain. Any potential human rights abuses that occur and are in any way associated with our business, whether through third-party business relationships or otherwise, could have an adverse impact on our reputation, as well as present legal, reputational and financial risks.

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
Uncertainty regarding LIBOR may adversely affect the interest we pay under certain of our indebtedness
In July 2017, the Financial Conduct Authority in the United Kingdom ceased compelling banks to participate in LIBOR in 2021. In response, the Federal Reserve Board and the Federal Reserve Bank of New York organized the Alternative Reference Rates Committee which identified the Secured Overnight Financing Rate ("SOFR") as its preferred alternative to USD-LIBOR in derivatives and other financial contracts. In November 2020, the ICE Benchmark Administration Limited, the benchmark administrator for USD LIBOR rates, proposed extending the publication of certain commonly-used USD LIBOR settings until June 30, 2023 and the FCA issued a statement supporting such proposal. It is not possible to predict the effect of these changes, including when LIBOR will cease to be available or when there will be sufficient liquidity in the SOFR markets.
Brookfield Renewable has outstanding debt and derivatives with variable rates that are indexed to LIBOR. The discontinuance of, or changes to, benchmark interest rates may require adjustments to agreements to which we and other market participants are parties, as well as to related systems and processes. In the transition from the use of LIBOR to SOFR or other alternatives, uncertainty exists as to the extent and manner of future changes may result in interest rates and/or payments that are higher than or lower than or that do not otherwise correlate over time with the interest rates and/or payments that would have been made on our obligations if LIBOR was available in its current form. Use of alternative interest rates or other LIBOR reforms could result in increased volatility or a tightening of credit markets which could adversely affect our ability to obtain cost-effective financing. In addition, the transition of our existing LIBOR financing agreements to alternative benchmarks may result in unanticipated changes to the overall interest rate paid on our liabilities. As at December 31, 2021, none of Brookfield Renewable’s floating rate borrowings have been adversely impacted by these reforms.
ITEM 4.    INFORMATION ON THE COMPANY
4.A    HISTORY AND DEVELOPMENT OF THE COMPANY
Overview
Brookfield Renewable owns one of the world’s largest, publicly traded, pure-play renewable power platforms. We invest in clean-energy assets directly, as well as with institutional partners, joint venture partners and in other arrangements. Our global portfolio of assets has approximately 21,000 MW of installed capacity and an approximate 62,000 MW development pipeline, diversified by region and technology.
Our objective is to pay distributions that are sustainable on a long-term basis while retaining sufficient liquidity for recurring growth capital expenditures and general purposes. This is the basis for our long-term target payout ratio of approximately 70% of Funds From Operations. We target an annual distribution growth rate of 5% to 9% that is forecast to be fully funded by organic growth initiatives and the operating levers embedded in the portfolio today. These operating levers include the potential commercialization of our approximate 62,000 MW development pipeline at premium returns, margin expansion through revenue growth and cost reduction initiatives, and inflation escalations embedded in our contracts. Approximately 90% of our 2022 proportionate generation is contracted with a weighted-average remaining duration of 15 years (on a proportionate basis) with creditworthy counterparties, including Brookfield.
We believe our organic and operational growth initiatives will be meaningfully enhanced by our acquisition strategy. We have consistently demonstrated our ability to acquire high-quality assets by applying a disciplined and selective underwriting approach. Our acquisition strategy is being implemented globally and we believe that our scale, significant capitalization and sound investment-grade ratings will continue to enhance our ability to secure and fund new transactions.

Equity investors can access our portfolio through either an investment in our LP units or in BEPC exchangeable shares. Our LP units are listed on the TSX under the symbol “BEP.UN” and on the NYSE under the symbol “BEP”. The BEPC exchangeable shares are listed on the TSX and on the NYSE under the symbol “BEPC”. See “Brookfield Renewable Corporation” below.
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
We are subject to the informational requirements of the Exchange Act. In accordance with these requirements, we file reports and other information as a foreign private issuer with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements and other information relating to our partnership. The site is located at http://www.sec.gov. Similar information can also be found on our website at https://bep.brookfield.com. Copies of documents that have been filed with the Canadian securities authorities can be obtained at www.sedar.com. The information found on, or accessible through our website does not form part of this annual report on Form 20-F. See also Item 10.H “Documents on Display”.
Brookfield Renewable Corporation
In July 2020, we completed a special distribution to our existing LP unitholders of BEPC exchangeable shares (the “special distribution”). Each BEPC exchangeable share is structured with the intention of providing an economic return equivalent to one LP unit, including identical dividends on a per share basis to the distributions paid on each LP unit. Each BEPC exchangeable share is exchangeable at the option of the holder for one LP unit (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of BEPC). The partnership may elect to satisfy its exchange obligation by acquiring such tendered BEPC exchangeable shares for an equivalent number of LP units (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of the partnership). BEPC and the partnership currently intend to satisfy any exchange requests on the BEPC exchangeable shares through the delivery of LP units rather than cash. The share capital of BEPC is comprised of BEPC exchangeable shares, class B multiple voting shares (“class B shares”) and class C non-voting shares (“class C shares”).
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
The BEPC exchangeable shares are currently trading on the TSX and NYSE under the symbol “BEPC”.
Recent Developments
The following is a summary of the developments in our business since January 1, 2021.
Construction and Development
During the year ended December 31, 2021, we completed construction of the following:
•In the third quarter of 2021, we together with our institutional partners achieved commercial operation of our approximately R$1,009 million ($187 million), 357 MW Alex solar PV facility in Brazil.
•In the fourth quarter of 2021, we together with our institutional partners achieved commercial operation of our approximately $162 million, 160 MW New York wind repowering project in the United States.

•In 2021, we together with our institutional partners achieved commercial operation of approximately CNY412 million ($64 million), 125 MW of distributed generation rooftop solar projects in China as part of our joint venture with GLP.
•In 2021, we together with our institutional partners achieved commercial operation of approximately $60 million, 27 MW of distributed generation rooftop solar projects in the United States.
We continue to advance construction of the following projects (all figures approximate):
•our CNY103 million ($15 million), 30 MW of distributed generation rooftop solar projects in China as part of our joint venture with GLP with commercial operation expected in 2022;
•our $287 million, 107 MW of distributed generation rooftop solar projects in the United States with commercial operation expected in 2022;
•our R$327 million ($67 million), 30 MW Foz do Estrella hydroelectric facility in Brazil with commercial operation expected in 2022;
•our $574 million, 845 MW Shepherds Flat wind repowering project in the United States with commercial operation expected in 2022;
•our $125 million, 57 MW Alta Mesa and Mesa wind repowering projects in the United States with commercial operation expected in 2022 and 2023;.
•our COP146,000 million ($44 million), 20 MW Guajira 1 wind facility in Colombia with commercial operation expected in 2022;
•our COP110,000 million ($33 million), 12 MW WESP 01 wind facility in Colombia with commercial operation expected in 2022;
•our INR16,400 million ($231 million), 450 MW NTPC solar PV facility in India with commercial operation expected in 2022;
•our $2,170 million, 2,173 MW solar PV portfolio in the PJM power market in the United States with commercial operation expected between 2023 and 2024;
•our €130 million($147 million), 260 MW solar PV portfolio in Germany with commercial operation expected between 2023 and 2025;
•our $128 million, 80 MW Mulqueeney wind facility in the United States with commercial operation expected in 2023;
•our R$3,473 million ($679 million), 1,200 MW Janaúba solar PV facility in Brazil with commercial operation expected in 2023;
•our C$47 million ($35 million), 40 MW Spring Coulee solar PV facility in Canada with commercial operation expected in 2023;
•our $111 million, 107 MW Goose Prairie solar PV facility in the United States with commercial operation expected in 2023;
•our €31 million ($34 million), 50 MW Melilli 1 solar PV facility in Europe with commercial operation expected in 2023;
•our C$10 million ($7 million), 8 MW Red Rock hydroelectric facility upgrade in Canada with commercial operation expected in 2023;
•our R$599 million ($112 million), 210 MW Aratinga solar PV facility in Brazil with commercial operation expected in 2024;
•our R$1,492 million ($292 million), 257 MW Serido wind facility in Brazil the acquisition of which is subject to customary closing conditions and is expected to close in early 2022, with commercial operation expected in 2024;
•our INR15,900 million ($224 million), 450 MW Project Vani solar PV facility in India the acquisition of which is subject to customary closing conditions and is expected to close in early 2022, with commercial operation expected in 2022; and
•our $473 million, 473 MW solar PV portfolio in the MISO power market in the United States, the acquisition of which is subject to customary closing conditions and is expected to take place in increments in 2022 and 2023 with commercial operation of the portfolio expected in 2024.
Additionally, during 2021, X-Elio achieved commercial operation of approximately 212 MW of solar PV facilities and continues to advance construction on an additional 476 MW of solar PV projects, with commercial operation for these projects expected in 2022.

During the same period, Polenergia achieved commercial operation of an approximately 38 MW onshore wind facility and continues to advance construction of (i) approximately 1,440 MW of offshore wind projects as part of a joint venture with an unaffiliated third party, with commercial operation expected in 2026, (ii) 148 MW of onshore wind projects, with commercial operation for these projects expected in 2022, and (iii) 28 MW of solar PV facilities, with commercial operation expected between 2023 and 2025.
In the third quarter of 2021, we achieved commercial operation of our approximately $17 million, 33 MW Bear Swamp pumped storage first unit upgrade in the United States and continued construction on the second unit with commercial operation expected in 2022. Brookfield Renewable has a 50% interest in Bear Swamp.
Acquisitions and Dispositions
In January 2021, Brookfield Renewable’s subsidiary Isagen agreed to acquire a 38 MW portfolio of solar development projects in Colombia for $38 million. Closing is expected to take place when projects achieve commercial operation. The Brookfield Renewable consortium’s current interest in Isagen is over 99% with Brookfield Renewable’s share being approximately 24%. No additional funding was required from Brookfield Renewable to complete the acquisition.
In February 2021, Brookfield Renewable, together with its institutional partners, acquired an approximate 23% interest in Polenergia, a large-scale renewables business in Poland, in connection with its previously announced tender offer alongside Polenergia’s current majority shareholder, at a cost of approximately $175 million (approximately $44 million net to Brookfield Renewable). Brookfield Renewable, together with its institutional partners and Polenergia’s current majority shareholder, collectively holds an approximate 75% interest in Polenergia. Brookfield Renewable holds an approximate 6% net interest. In February 2022, Brookfield Renewable, together with its institutional partners, subscribed for additional shares in Polenergia. This subscription will increase our interest in Polenergia to 32% (8% net to Brookfield Renewable) and is expected to close in March 2022. Our interest in the business is expected to increase as we fund the buildout of its development pipeline and other growth initiatives.
In February 2021, Brookfield Renewable’s subsidiary Isagen, acquired a 40 MW hydroelectric portfolio in Colombia for $111 million. No additional funding was required from Brookfield Renewable to complete the acquisition.
In March 2021, Brookfield Renewable, together with its institutional partners, acquired a 845 MW portfolio of wind projects in the State of Oregon for approximately $744 million (approximately $186 million net to Brookfield Renewable). Brookfield Renewable holds a 25% interest.
In March 2021, Brookfield Renewable, together with its institutional partners, acquired a DG development business in the United States with 360 MWs of operating DG solar projects and a 700 MW development pipeline for approximately $684 million (approximately $171 million net to Brookfield Renewable). Brookfield Renewable holds a 25% interest.
In March 2021, Brookfield Renewable’s subsidiary Isagen agreed to acquire a 100 MW portfolio of solar development projects in Colombia. We expect to invest approximately $55 million of equity to complete the acquisition and bring the project to commercial operation. The transaction is subject to customary closing conditions and is expected to close in early 2022. No additional funding was required from Brookfield Renewable to complete the acquisition.
In May 2021, Brookfield Renewable’s subsidiary Isagen acquired a 12 MW solar development project in Colombia. Isagen expects to invest approximately $16 million of equity inclusive of acquisition costs and to bring the project to commercial operation. No additional funding was required from Brookfield Renewable to complete the acquisition.
In June 2021, Brookfield Renewable, together with its institutional partners, agreed to acquire an approximately 450 MW solar development project in India. We expect to invest approximately $66 million of equity (approximately $17 million net to Brookfield Renewable) to complete the acquisition and bring the project to commercial operation. The transaction is subject to customary closing conditions and is expected to close in early 2022. Brookfield Renewable is expected to hold a 25% interest.

In July 2021, Brookfield Renewable, together with its institutional partners, acquired a 47 MW solar development project in Italy. We expect to invest approximately $9 million of equity (approximately $2 million net to Brookfield Renewable) to bring the project to commercial operation. The seller has also agreed to present Brookfield Renewable with renewable power development opportunities in Italy from its 500 MW development pipeline over the next approximately three years. Brookfield Renewable is expected to hold a 25% interest in the project and in future opportunities acquired from the seller’s 500 MW development pipeline.
In September 2021, Brookfield Renewable, together with its institutional partners, acquired an approximately 450 MW solar development project in India. We expect to invest $61 million ($15 million net to Brookfield Renewable) to complete the acquisition and bring the project to commercial operation. Brookfield Renewable holds a 25% interest.
In November 2021, Brookfield Renewable, together with its institutional partners, agreed to acquire a 475 MW portfolio of utility scale development assets located in the MISO power market in the United States. We expect to invest $135 million of equity ($35 million net to Brookfield Renewable) to bring the projects to commercial operation. The transaction is subject to customary closing conditions and is expected to close in increments in 2022 and 2023 as individual projects become ready for construction. Brookfield Renewable is expected to hold a 25% interest.
In December 2021, Brookfield Renewable, together with its institutional partners, agreed to acquire an initial 83% interest in a DG development platform in Chile with approximately 27 MWs of operating and under construction projects for approximately $41 million ($10 million net to Brookfield Renewable). The transaction is subject to customary closing conditions and is expected to close in early 2022. Brookfield Renewable is expected to hold an initial 21% interest.
In December 2021, Brookfield Renewable, together with its institutional partners, acquired a 58% controlling interest in a 213 MW wind portfolio in China for $60 million ($15 million net to Brookfield Renewable) with the remaining interest being held by Brookfield Renewable’s partners, Apple Inc.’s China Renewable Energy Fund (35%) and the seller (7%). Brookfield Renewable holds a 14.5% interest.
In December 2021, Brookfield Renewable’s subsidiary Isagen, acquired an approximately 150 MW hydroelectric portfolio in Colombia for approximately $425 million. No additional funding was required from Brookfield Renewable to complete the acquisition.
In December 2021, Brookfield Renewable’s subsidiary TerraForm Power acquired a 12 MW solar project in Spain for approximately $91 million (approximately $23 million net to Brookfield Renewable). Brookfield Renewable holds a 65% interest in TerraForm Power.
In December 2021, Brookfield Renewable, together with its institutional partners, acquired a 65% interest in a 100 MW CSP development project in Spain. We expect to invest approximately $294 million (approximately $74 million net to Brookfield Renewable) to bring the project to commercial operation. Brookfield Renewable is expected to hold a 16% interest.
In December 2021, Brookfield Renewable, together with its institutional partners, acquired a 40 MW solar development project in Alberta, Canada. We expect to invest $18 million of equity (approximately $4 million net to Brookfield Renewable) to complete the funding of the acquisition and bring the project to commercial operation. Brookfield Renewable is expected to hold a 25% interest.
In December 2021, Brookfield Renewable, together with its institutional partners, acquired a 100% interest in a 99 MW wind portfolio in China for approximately $174 million ($44 million net to Brookfield Renewable). Brookfield Renewable holds a 25% interest.
In January 2022, Brookfield Renewable, through its investment in Polenergia acquired a 120 MW distributed generation portfolio for approximately $20 million. No additional funding was required to complete the acquisition.
In January, 2022, Brookfield Renewable, together with its institutional partners, acquired a 100% interest in Urban Grid, a utility scale development business with a 20 GW portfolio of utility solar and energy storage development assets in the United States for $650 million (approximately $160 million net to Brookfield Renewable), with additional incentive payments that are payable contingent upon certain milestones being achieved, with Brookfield Renewable is expected to hold a 25% interest.
In February 2022, Brookfield Renewable, together with its institutional partners, acquired a 100% interest in a utility scale solar development platform in Germany with a 1,700 MW development pipeline for approximately $80 million (approximately $20 million net to Brookfield Renewable). Brookfield Renewable is expected to hold a 25% interest.
In February 2022, Brookfield Renewable, together with its institutional partners, acquired an initial 26% interest in a DG development platform in Spain and Mexico with approximately 700 MWs of operating and development assets for $22 million ($6 million net to Brookfield Renewable). Brookfield Renewable is expected to hold an initial 7% interest.
In February 2022, Brookfield Renewable announced, together with its institutional partners and GROK Ventures, its participation in a privatization proposal in respect of AGL Energy Limited (“AGL”), the largest integrated power generation and energy retailer in Australia. The proposal, which is subject to due diligence as well as other conditions, is at a price of A$7.50/share, which values AGL at an equity value of A$5 billion. There can be no assurance that a definitive privatization proposal will be made, that any such proposal will be recommended or accepted by the board of directors of AGL, that a definitive agreement relating to the privatization proposal or any other transaction will be entered into by Brookfield Renewable and/or its partners, and AGL, or that any transaction will be consummated.
Other Transactions
In June 2021, Brookfield entered into an agreement with Trane Technologies, a global climate innovator, to jointly pursue and offer decarbonization-as-a-service for commercial, industrial, and public sector customers across North America.
In June 2021, Brookfield entered into a strategic collaboration agreement with Amazon.com Inc. to develop new-build renewable energy projects with power purchase agreements and to work together on additional green energy opportunities in the future.
In September 2021, Brookfield entered into an agreement Solops, LLC, a leading project developer, to jointly pursue the development of DG projects for customers in the United States.
In December 2021, Brookfield Renewable, together with its institutional partners, entered into a framework agreement with a battery energy storage systems (“BESS”) developer in the U.K., which gives Brookfield Renewable the right, subject to certain conditions, to acquire and build up to 800 MW of BESS and 184 MW of co-located solar photovoltaic projects over approximately five years. Brookfield Renewable expects to hold a 25% interest in any project sourced through this arrangement.
In December 2021, Brookfield entered into an agreement with Shoals Technologies Group, a leading electrical balance of system manufacturer, to jointly pursue and offer electric vehicle charging infrastructure and distributed generation energy projects for customers in the United States.
In December 2021, Lièvre Power signed a 40-year PPA with Hydro Quebec for, among other things, (i) all energy and capacity generated by the portfolio, (ii) 50% of environmental attributes generated by the portfolio, and (iii) an annual escalation over the term of the PPA.
Asset Sales
In June 2021, Brookfield Renewable, together with its institutional partners, sold its 656 MW operating and development wind portfolio in Ireland for proceeds of $363 million ($145 million net to Brookfield Renewable).
In June 2021, Brookfield Renewable sold its 100% interest in a 271 MW wind development portfolio in Scotland for proceeds of $108 million ($108 million net to Brookfield Renewable).
In August 2021, Brookfield Renewable, together with its institutional partners, sold its 391 MW wind portfolio in the United States for total proceeds of approximately $392 million (approximately $177 million net to Brookfield Renewable).

In the year ended December 31, 2021, X-Elio agreed to sell a 626 MW portfolio of solar projects in Mexico. The transaction is subject to customary closing conditions and is expected to close in early 2022.
Project and Operating Entity Financings
In March 2021, we completed COP 180 billion ($48 million) non-recourse commercial loan financings associated with our subsidiary Isagen.
In March 2021, we completed a $400 million non-recourse bridge financing associated with the acquisition of a 280 MW DG portfolio in the US.
In March 2021, we completed a $100 million revolving credit facility associated with the acquisition of a 366 MW DG portfolio in the US.
In April 2021, we completed a COP 600 billion ($160 million) bond offering associated with our subsidiary Isagen.
In April 2021, we completed a COP 85 billion ($23 million) non-recourse commercial loan financing associated with our subsidiary Isagen.
In April 2021, we completed BRL 1,500 million ($300 million) and BRL 350 million ($70 million) non-recourse loan financings associated with the development of our 1 GW solar facility in Brazil.
In June 2021, we completed a C$198 million ($159 million) non-recourse refinancing associated with a 60 MW solar portfolio in Canada held by our subsidiary TerraForm Power.
In June 2021, we completed a $263 million non-recourse financing associated with the repowering of an 845 MW wind portfolio in the US.
In June 2021, we completed a $164 million non-recourse, tax equity bridge loan associated with the repowering of an 845 MW wind portfolio in the US.
In July 2021, we completed a C$25 million ($20 million) non-recourse up-financing associated with a 38 MW hydroelectric facility located in Canada.
In July 2021, we completed a $50 million LC facility backstopped by Export Development Canada at our subsidiary TerraForm Power.
In August 2021, we completed a BRL 200 million ($37 million) non-recourse up-financing associated with a portfolio of wind, hydro and biomass projects in Brazil.
In August 2021, we completed a €512 million ($593 million) non-recourse up-financing associated with a portfolio of 2 CSP facilities held by our subsidiary TerraForm Power.
In September and December 2021, we completed a series of 4 non-recourse financings, totaling RMB 1,950 million ($303 million) associated with our acquisition of a 213 MW wind portfolio in China.
In October 2021, we completed a C$25 million ($20 million) non-recourse up-financing associated with a 78 MW wind portfolio in Canada held by our subsidiary TerraForm Power.
In October 2021, we completed a $200 million warehouse credit facility associated with the acquisition of a 366 MW DG portfolio in the US.
In November 2021, we completed a £245 million ($332 million) non-recourse up-financing associated with a 2.1 GW pump storage facility in the U.K.
In November 2021, we completed an INR 13.8 billion ($186 million) non-recourse financing associated with a 450 MW solar portfolio in our India business.
In December 2021, we completed a $100 million up-financing of a revolving credit facility in the US.
In December 2021, we completed a €395 million ($457 million) non-recourse up-financing associated with a portfolio of 3 CSP facilities held by our subsidiary TerraForm Power.

In December 2021, we completed a €66 million ($76 million) non-recourse financing associated with the acquisition of a 13 MW solar portfolio located in Spain and held by our subsidiary TerraForm Power.
In December 2021, we completed a COP 740 billion ($185 million) non-recourse financings associated with the acquisition of a 150 MW hydro-electric portfolio located in Colombia and held by our subsidiary Isagen.
In December 2021, we completed a BRL 250 million ($46 million) non-recourse refinancing associated with a 357 MW solar portfolio in Brazil.
In December 2021, we completed a BRL 400 million ($74 million) non-recourse loan financing associated with a portfolio of small hydro-electric facilities in Brazil.
In December 2021, we completed a $71 million non-recourse financing associated with the repowering of a 30 MW wind portfolio in the US.
In December 2021, we completed a RMB 200 million ($31 million) non-recourse financing associated with the expansion of a 150 MW wind portfolio in China.
In December 2021, we completed a C$1,140 million ($900 million) non-recourse up-financing associated with a 263 MW hydroelectric portfolio in Canada.
During the year, we increased our revolving credit facility in the US by $350 million.
Corporate Financings
In February 2021, affiliates of Brookfield Asset Management completed a secondary offering of 15 million BEPC exchangeable shares at a price of $51.50 per BEPC exchangeable share, for gross proceeds to the selling shareholders of approximately $773 million. Brookfield Renewable did not sell BEPC exchangeable shares in the offering and did not receive any proceeds of the offering. Following completion of this secondary offering, Brookfield owns an approximate 48% equity interest in Brookfield Renewable, on a fully exchanged-basis, which includes 26% of the issued and outstanding BEPC exchangeable shares.
In April 2021, NA Holdco issued $350 million of green Series 1 Perpetual Notes at a fixed rate of 4.625%. The Series 1 Perpetual Notes are fully and unconditionally by BEP, and are also guaranteed by each of the other Perpetual Note Guarantors.
In December 2021, NA Holdco issued $260 million of green Series 2 Perpetual Notes at a fixed rate of 4.875%. The Series 2 Perpetual Notes are fully and unconditionally by BEP, and are also guaranteed by each of the other Perpetual Note Guarantors.
Other
In April 2021, our subsidiary, TerraForm Power, reached a final settlement with the plaintiffs in connection with a legacy contractual dispute that predated our 2017 acquisition of a controlling interest in TerraForm Power. See Item 4.B “Business Overview — Governmental, Legal and Arbitration Proceedings — Claim Relating to TerraForm Power’s First Wind Acquisition”.
In July 2021, the TSX accepted a notice of BRP Equity’s intention to renew its normal course issuer bid, which permits BRP Equity to repurchase up to 10% of the total public float (calculated on July 2, 2021) of each series of its issued and outstanding Class A Preference Shares for a one-year period. Also, in July 2021, the TSX accepted a notice of BEP's intention to renew its normal course issuer bid for its Preferred Units, which permits BEP to repurchase up to 10% of the public float (calculated on July 2, 2021) of each series of its issued and outstanding Preferred Units for a one-year period.
In December 2021, the TSX accepted a notice of BEP’s intention to renew its normal course issuer bid, which permits BEP to repurchase up to 13,750,520 of its issued and outstanding LP units for a one-year period. Also in December 2021, the TSX accepted a notice of BEPC’s intention to renew its normal course issuer bid for the BEPC exchangeable shares, which permits BEPC to repurchase up to 8,610,184 of its issued and outstanding BEPC exchangeable shares for a one-year period.

Capital Expenditures
Our principal capital expenditures relate to the construction and maintenance of hydroelectric facilities. The table below summarizes the amounts invested in capital expenditures for the periods presented.

US$ Millions	For the year ended December 31,
	2021	2020	2019
	1,967	447	460
These capital expenditures have been financed with working capital generated and retained within our business, supplemented by non-recourse debt sized to investment grade coverage and covenant thresholds. There were no material divestitures within the periods presented above and there are no material divestitures that are currently the subject of a definitive agreement.

4.B    BUSINESS OVERVIEW
Our Operations
We invest in clean energy assets directly, as well as with institutional partners, joint venture partners and through other arrangements. Our portfolio has approximately 21,000 MW of capacity and annualized LTA generation of approximately 61,000 GWh, in addition to an approximately 62,000 MW development pipeline, making us one of the largest pure-play public renewable companies in the world. We leverage our extensive operating experience to maintain and enhance the value of assets and grow cash flows on an annual basis while cultivating positive relations with local stakeholders. The table below outlines our portfolio as at December 31, 2021:

	River Systems	Facilities	Capacity (MW)	LTA(1) (GWh)	Storage Capacity (GWh)
Hydroelectric
North America
United States(2)	31	141	3,168	13,503	2,543
Canada	18	29	1,098	3,656	1,261
	49	170	4,266	17,159	3,804
Colombia	11	15	2,921	15,726	3,703
Brazil	27	44	946	4,924	—
	87	229	8,133	37,809	7,507
Wind
North America
United States(3)	—	26	2,529	7,738	—
Canada	—	4	483	1,437	—
	—	30	3,012	9,175	—
Europe	—	40	970	2,187	—
Brazil	—	19	457	1,950	—
Asia	—	15	972	2,264	—
	—	104	5,411	15,576	—
Solar – utility(4)	—	87	2,633	5,658	—
Energy transition
Distributed generation(5)	—	5,572	1,447	1,912	—
Storage & other(6)	2	11	3,425	—	5,220
	2	5,583	4,872	1,912	5,220
	89	6,003	21,049	60,955	12,727
(1)LTA is calculated based on our portfolio as at December 31, 2021, reflecting all facilities on a consolidated and an annualized basis from the beginning of the year, regardless of the acquisition, disposition or commercial operation date. See Item 5.A “Part 9 – Presentation to Stakeholders and Performance Measurement” for an explanation on our methodology in computing LTA and why we do not consider LTA for our pumped storage and certain of our other facilities.
(2)Includes a battery storage facility in North America (20 MW).
(3)Includes a battery storage facility in North America (10 MW).
(4)Includes a battery storage facility in North America (10 MW). Includes three solar facilities (19 MW) in Asia that have been presented as Assets held for sale.
(5)Includes nine fuel cell facilities in North America (10 MW).
(6)Includes pumped storage in North America (633 MW) and Europe (2,088 MW), four biomass facilities in Brazil (175 MW), one cogeneration plant in Colombia (300 MW), one cogeneration plant in North America (105 MW), and two cogeneration plants in Europe (124 MW).

The following table presents the annualized long-term average generation of our portfolio as at December 31, 2021 on a consolidated and quarterly basis:

GENERATION (GWh)(1)	Q1	Q2	Q3	Q4	Total
Hydroelectric
North America
United States	3,794	3,918	2,525	3,266	13,503
Canada	841	1,064	873	878	3,656
	4,635	4,982	3,398	4,144	17,159
Colombia	3,593	3,936	3,802	4,395	15,726
Brazil	1,215	1,228	1,241	1,240	4,924
	9,443	10,146	8,441	9,779	37,809
Wind
North America
United States	2,032	2,116	1,641	1,949	7,738
Canada	400	345	273	419	1,437
	2,432	2,461	1,914	2,368	9,175
Europe	662	480	423	622	2,187
Brazil	371	494	606	479	1,950
Asia	530	595	579	560	2,264
	3,995	4,030	3,522	4,029	15,576

Solar – utility(2)	1,222	1,585	1,670	1,181	5,658

Energy transition	379	586	574	373	1,912

Total	15,039	16,347	14,207	15,362	60,955
(1)LTA is calculated based on our portfolio as at December 31, 2021, reflecting all facilities on an annualized basis from the beginning of the year, regardless of the acquisition, disposition or commercial operation date. See Item 5.A “Part 9 – Presentation to Stakeholders and Performance Measurement” for an explanation on our methodology in computing LTA and why we do not consider LTA for our pumped storage and certain of our other facilities.
(2)Includes three solar facilities (19 MW) in Asia that have been presented as Assets held for sale.

The following table presents the annualized long-term average generation of our portfolio as at December 31, 2021 on a proportionate and quarterly basis:

GENERATION (GWh)(1)	Q1	Q2	Q3	Q4	Total
Hydroelectric
North America
United States	2,614	2,805	1,819	2,293	9,531
Canada	619	775	624	619	2,637
	3,233	3,580	2,443	2,912	12,168
Colombia	865	948	916	1,058	3,787
Brazil	988	998	1,009	1,009	4,004
	5,086	5,526	4,368	4,979	19,959
Wind
North America
United States	835	822	647	813	3,117
Canada	373	326	260	392	1,351
	1,208	1,148	907	1,205	4,468
Europe	277	210	173	251	911
Brazil	126	168	210	165	669
Asia	130	148	143	138	559
	1,741	1,674	1,433	1,759	6,607

Solar – utility(2)	419	657	690	387	2,153

Energy transition	169	265	260	167	861

Total	7,415	8,122	6,751	7,292	29,580
(1)LTA is calculated based on our portfolio as at December 31, 2021, reflecting all facilities on an annualized basis from the beginning of the year, regardless of the acquisition, disposition or commercial operation date. See Item 5.A “Part 9 – Presentation to Stakeholders and Performance Measurement” for an explanation on our methodology in computing LTA and why we do not consider LTA for our pumped storage and certain of our other facilities.
(2)Includes three solar facilities (19 MW) in Asia that have been presented as Assets held for sale.
We have comprehensive operations and development capabilities located in each of our core markets that position us to maintain and increase the value of our asset base while competitively positioning us for continued growth.
Operating Philosophy
We employ a hands-on, operations-oriented, long-term owner’s approach to managing our portfolio. We believe this approach ensures that we maintain and, where possible, enhance the value of our assets by being able to quickly identify and manage technical, economic or stakeholder issues that may arise. The operation of our generating facilities is largely decentralized across North America, Europe, South America and Asia. We support our operators with a strong corporate team that provides oversight on a global basis of the functions of Brookfield Renewable and, among other things, establishes consistent global policies on compliance, ESG matters, information technology, health, safety and security, human resources, stakeholder relations, procurement, governance and anti-bribery and anti-corruption.
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

The cornerstones of our operational philosophy are:
Operating expertise. In each of North America, Europe, South America and Asia, we have strong operating businesses with full development and operational capabilities. Our businesses in North America, Europe and Brazil also benefit from centralized, automated plant dispatch and control centers allowing remote operation of most of our facilities and a central interface with regulatory and market authorities, as well as offtakers. These capabilities allow us to leverage our operating expertise when growing our business.
ESG leadership. We are committed to protecting our employees, our contractors, and the communities and ecosystems in which we operate and maintain an ESG Steering Committee responsible for oversight of ESG best practices throughout the various levels of our business globally. We also strive to achieve excellence in safety performance and to be recognized as an industry leader in accident prevention with the overall objective of incurring zero high risk safety incidents annually. We have adopted Health, Safety, Security and Environmental (“HSS&E”) policies overseen by an HSS&E Steering Committee that includes the Chief Executive Officer of the Service Provider and the Chief Executive Officer of our operating businesses. See Item 4.B — “Business Overview — ESG Management”.
Disciplined management of operating costs. Our operations are focused on maintaining the cost competitive position of our portfolio through disciplined management of operating costs with the objective of annually offsetting the costs of inflation. In addition, we benefit from economies of scale when tucking acquired businesses into our existing platforms. This ability to scale our operating businesses allows us to grow the portfolio while spreading our fixed costs over a wider base, thus ensuring a stable and predictable cost profile over the long-term.
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
Long-term ownership and asset reinvestment. We seek to preserve and enhance the productivity, reliability and longevity of each of our generating facilities. The cornerstone of our asset maintenance and enhancement program is a 20-year forward-looking capital reinvestment plan. Our operating teams develop and implement a detailed capital plan for each asset with the perspective of a long-term owner. We believe the low capital expenditure maintenance requirements and long useful life are attractive attributes of our predominantly hydroelectric assets. Hydroelectric power generation is a mature, efficient, clean and relatively simple technology that allows for 24/7 dispatch of electricity and has not changed significantly over the past century.
Positive local stakeholder relationships. We strive to maintain transparent and well-established relationships with local stakeholder groups and the communities in which we operate, which we believe is a key element of successfully operating and developing clean energy facilities. In order to ensure the successful renewal and implementation of our power licenses, land leases, permits and other licenses and concessions, we consult and work proactively with local stakeholders and communities potentially affected by our operations. We maintain a performance-based culture and use annual performance targets in each of the above areas to measure the performance of our operating teams.

North American Business
United States
Our principal office in the United States is located in New York, New York. Our U.S. National System Control Center is located in Marlborough, Massachusetts and allows for the remote monitoring and control of nearly all of our assets in the country. In the United States we have full hydroelectric, wind, and solar operating capabilities, as well as development and construction oversight expertise. We employ approximately 790 people, approximately 31% of whom are covered by collective agreements. We have experienced positive relations with our unionized work force in the United States.
The majority of our hydroelectric capacity in the United States is located in New York, Pennsylvania and New England. In New York, we are one of the largest independent power producers with 74 hydroelectric facilities with an aggregate installed capacity of 711 MW. In Pennsylvania, we have four hydroelectric facilities with an aggregate installed capacity of 747 MW. In New England, we have 47 hydroelectric facilities and one pumped storage facility with an aggregate installed capacity of 1,306 MW.
A number of our U.S. hydroelectric assets have water storage reservoirs that can collectively store approximately 2,500 GWh, or approximately 19% of their annualized long-term average generation. We also benefit from a 50% joint-venture interest in a 600 MW hydroelectric pumped storage facility located in Massachusetts. Pumped storage is a form of hydroelectric power which allows energy to be stored by pumping water up into a reservoir, and then producing power by releasing the water when power prices are higher.
Brookfield Renewable has a geographically diverse portfolio of wind projects located principally in California, Oregon, Illinois, Texas and New York with an aggregate installed capacity of over 2,400 MW. We also have a sizable portfolio of solar assets, including a 500 MW utility scale portfolio and an approximately 17,000 MW utility scale solar development pipeline. Complementing our utility scale solar portfolio is our approximately 1,100 MW DG portfolio that we have recently rebranded as Luminace. Luminace is now one of the largest commercial and industrial distributed generation portfolios in the United States and benefits from a dedicated development team with an over 5,000 MW DG development pipeline.
Our rights to operate our hydroelectric facilities in the United States are secured primarily through long-term licenses from the Federal Energy Regulatory Commission (“FERC”), the federal agency that regulates the licensing of substantially all hydroelectric power plants in the United States. FERC has oversight of substantially all of our ongoing hydroelectric project operations, including dam safety inspections, environmental monitoring, compliance with license conditions, and the license renewal process. Our ability to sell power from certain of our generation facilities, including most of our utility scale non-hydroelectic facilities, is also subject to the receipt and maintenance of certain approvals from FERC, including the authority to sell power at market-based rates.
Canada
Our principal offices in Canada are located in Gatineau, Québec and Toronto, Ontario. Our Canadian National System Control Center is located in Gatineau and allows for the remote monitoring and control of all of our assets in the country. In Canada, we have full hydroelectric, wind and solar operating capabilities, as well as development and construction oversight expertise. We employ approximately 240 people in connection with the operation and development of our business in Canada and approximately 82% of these employees are covered by collective agreements. We have experienced positive relations with our unionized work force in Canada. We employ an additional 275 people in Canada, who provide finance, IT and payroll services to our businesses both in Canada and the United States, of which none are covered by collective agreements.
Our facilities are principally situated in Québec and Ontario – the two largest power markets in Canada – as well as in British Columbia. These provinces account for over three-quarters of Canada’s population. Canada has a strong hydropower tradition and is one of the largest hydropower generators in the world. Most of our Canadian hydroelectric assets are larger utility-scale facilities with water storage reservoirs that can together store approximately 1,300 GWh, or approximately 24% of their annualized long-term average generation.
We entered the Canadian wind business in 2004 and we now have 480 MWs of installed wind generation capacity in Ontario. We also have 68 MW of installed operating solar energy generation capacity in Canada located in Ontario and a 40 MW solar development project in Alberta. We are also advancing various early-stage green hydrogen production development projects in Quebec, British Columbia and Newfoundland and Labrador. The regulatory framework that would apply to these projects is in the process of being developed by federal and provincial governments.
We hold a variety of long-term waterpower licenses issued by the provinces where our operations are situated. These waterpower licenses permit us to use land, water and waterways for the generation of electricity. These licenses also contain terms that deal with water management, land use, public safety, recreation and the environment. At the end of the license period, license holders can apply to have their licenses renewed.
European Business
The principal office of our European operations is located in London, in the U.K.. Our European business employs approximately 175 employees comprising operating, finance, project development, market research, power marketing and support functions. None of these employees are covered by collective agreements.
Spain and Portugal
Our Spanish business has 538 MW of wind projects, 350 MW of concentrated solar power (“CSP”) projects and 61 MW of conventional solar PV projects. The principal revenues generated by our Spanish business’ wind and solar assets in Spain are received pursuant to a “regulated return” that is set by Spanish legislation. All of our assets in Spain are entitled to a regulated rate of 7.39% through December 31, 2031, except for 44 MW of solar assets and 100 MW of CSP assets, both of which are entitled to a regulated return rate of 7.09% through December 31, 2025. The regulated return rate is set every six years.
Our European business also includes a 144 MW wind portfolio in Portugal. In Portugal, our assets benefit from feed-in tariff contracts that fix payment terms for the duration of our PPAs. Incentives are also in place for repowering existing capacity at a lower rate.
United Kingdom
In June 2021, Brookfield Renewable completed the sale of a 271 MW development wind portfolio in Scotland. Our remaining U.K. business includes a 250 MW Scottish development portfolio, a 10 MW solar facility located in England, and a 25% stake in First Hydro, the U.K.’s largest pumped storage asset. First Hydro manages and operates 2.1 GW of pumped storage facilities at the Dinorwig and Ffestiniog power stations in the Snowdonia region of

Wales and represents approximately 75% of the U.K.’s pumped storage capacity and 50% of its hydro capacity. With the U.K. facing tight supply margins and increasing renewable penetration, First Hydro provides an opportunity to invest in facilities providing critical back-up power and grid stabilization services. We believe this will also be true of our recently signed framework agreement with a BESS developer in the U.K., which gives Brookfield Renewable the ability to acquire and build up to 800 MW of BESS and 184 MW of co-located solar photovoltaic projects over approximately five years.
Italy
In July 2021, Brookfield Renewable, together with its institutional partners, acquired a 47 MW solar PV development project in Italy, marking its entry into the Italian market. Concurrent with this acquisition, we signed an agreement pursuant to which the developer will present us with the opportunity to invest in up to 500 MW of renewable power development opportunities in Italy.
Germany
In February 2022, Brookfield Renewable, together with its institutional partners, acquired a utility scale solar development platform in Germany, with a 1,700 MW development pipeline, marking our entry into the German renewables market.
X-Elio
In 2019, Brookfield Renewable, together with its institutional partners, acquired a 50% interest in X-Elio a global company specializing in the development, design, construction and operation of solar PV plants headquartered in Madrid. It employs approximately 215 employees globally across 9 countries, none of which are covered by collective agreements. X-Elio’s diversified portfolio includes 875 MW of operating and 460 MW under construction assets located in Spain, Mexico, Australia, Japan and Honduras. X-Elio also has an approximate 9,000 MW development pipeline in Spain, Mexico, the United States, Australia, Italy, Chile and Japan, which includes a mix of advanced and early-stage projects.
Polenergia
In February 2021, Brookfield Renewable, together with its institutional partners, closed the purchase of a 23% interest in Polenergia, a large-scale renewable business in Poland, in connection with its previously announced tender offer alongside Polenergia’s current majority shareholder. The investment represents an opportunity to invest in an attractive onshore wind platform and provides an attractive entry into the offshore wind sector in Europe through its 3,000 MW offshore wind development pipeline, which we expect to be constructed over the next 5 to 7 years together with our joint venture partner, an experienced offshore wind developer. In February 2022, Brookfield Renewable together with its institutional partners, subscribed for additional shares in Polenergia. This subscription will increase our interest in Polenergia to 32% (8% net to Brookfield Renewable) and is expected to close in March 2022.
Polenergia employs approximately 100 employees, none of which are covered by collective agreements. Its operating portfolio is comprised of approximately 287 MW of wind generation assets and 120 MW of DG assets, and it continues to progress its approximately 4,850 MW development pipeline, of which 3,000 MW is offshore wind, 650 MW is onshore wind, and 1,200 MW is solar generation capacity.
South American Business
Colombia
Our acquisition of Isagen with our institutional partners in January 2016 marked our entry into the Colombian market. Our consortium’s current ownership interest in Isagen is over 99% of which our share is approximately 24%. Isagen’s principal office is located in Medellín and the company employs approximately 605 full time employees, of which approximately 86% are covered by collective agreements. We have experienced positive relations with our unionized work force in Colombia. Isagen's Colombian National System Control Center is also located in Medellin and allows for the remote monitoring and control our hydroelectric assets in the country.
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
Isagen is Colombia’s third-largest power generation company and owns and operates a 3,221 MW portfolio, which includes the acquisition of a 150 MW portfolio of operating hydroelectric assets that closed in December 2021. This portfolio accounts for approximately 18% of Colombia’s installed generating capacity and principally consists of large reservoir-based hydroelectric facilities. The hydroelectric assets include the largest reservoir by volume in Colombia and are collectively able to store approximately 24% of their annualized long-term average generation. Isagen’s portfolio also includes approximately 700 MW of near to medium-term hydro and wind development projects.
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
Brazil
The principal office of our Brazil business is located in Rio de Janeiro which oversees our operations in Brazil, as well as Uruguay and Chile, with approximately 565 employees. Our Brazilian National System Control Center is also located in Rio de Janeiro and allows for the remote monitoring and control of nearly all of our assets in the country. Our business in the country was recently rebranded as Elera and has full hydroelectric, wind, solar and biomass operating capabilities, as well as development and construction oversight expertise. All of our employees in Brazil are covered by collective agreements. We have experienced positive relations with our unionized work force in Brazil.
Brookfield first invested in Brazil over 100 years ago. Recognizing Brazil’s growing demand for power and strong renewable resource base, Brookfield re-entered the Brazilian power market in 2003 and, since then, has grown its hydroelectric asset base significantly to 44 facilities on 27 river systems totaling approximately 946 MW of installed capacity. We entered the wind and biomass businesses in Brazil in 2015 with the acquisition of five wind farms and four biomass facilities, all operational. The wind farms are located in the northeastern province of Rio Grande do Norte, one of the most proven wind resource areas in Brazil, and the biomass facilities are located in Mato Grosso do Sul and Sao Paulo, proximate to our hydroelectric portfolio. In 2017, we also acquired a 295 MW wind portfolio located in the State of Bahia. In 2021, we expanded our generation portfolio with the construction of our first solar facility, a 357 MW project located in the State of Ceará.
In aggregate, we own and operate facilities totaling 1,934 MW located in 12 Brazilian states representing approximately 74% of the country’s population and 77% of the economic activity (in GDP terms). As such, we believe our business in Brazil is particularly well positioned to participate in a large and diversified economy with further developmental potential. Since 2003, we have developed and built 27 facilities totaling 798 MW of capacity and we have several projects in various stages of development. As of the date of this Form 20-F, we continue to advance the construction of approximately 30 MW of hydroelectric, 257 MW of wind and 1,200 MW of solar development projects in Brazil.
Rights to hydroelectric sites are secured in Brazil by obtaining authorizations (such as water use leases) and concessions from the Brazilian Ministry of Mines and Energy through the National Agency for Electric Energy (“ANEEL”). We generally focus on SHPPs, a category of hydroelectric power plant with less than 30 MW of capacity. SHPP plants can be secured directly from ANEEL, whereas sites for hydroelectric plants above 50 MW can only be granted by public auction, requiring developers to bid the lowest tariff in order to win the concession and a PPA with local utilities. Of our authorizations and concessions, 79% have remaining terms of more than ten years. This increase is due to certain positive regulatory changes, which extended the final terms for authorizations and concessions of hydroelectric plants and revised the initial mark for counting the duration of the terms of authorizations for some of our plants. Generally, concessions provide for an initial term of 30 years with the possibility to renew the concession for an additional 20-year period. Similarly, authorizations provide for an initial term of 35 years and the possibility to renew for an additional 30-year period subject to payment of certain amounts under a water lease.
Asia
India
Brookfield Renewable entered the Indian market in 2017 and we currently employ approximately 70 employees in the country, none of which are covered by collective agreements. In July 2019, Brookfield Renewable, together with its institutional partners, completed the acquisition of a 210 MW portfolio of wind projects in Anantapur and Rayalaseema provinces. Our Indian portfolio consists of 559 MW of installed capacity, comprised of five wind energy facilities with an aggregate capacity of 312 MW and 16 solar energy facilities with an aggregate capacity of 247 MW. These operating assets are spread across seven Indian provinces. In 2021, we, together with our institutional partners, acquired a 450 MW solar development project and agreed to acquire a second 450 MW solar development project, which will being our development pipeline in the country to 900 MWs. We believe India represents a growth opportunity for Brookfield Renewable as it is a sizeable market with ambitious energy targets and significant potential for clean energy development.
China
Brookfield Renewable entered the Chinese market in 2017, and we employ approximately 110 employees in the country, of which 93% are covered by collective agreements. We have experienced positive relations with our unionized work force in China. Our approximately 680 MW Chinese operating portfolio is comprised of a 149 MW wind facility in China’s Inner Mongolia province, an 18 MW solar facility in Gansu province, a 200 MW wind facility in the Shanxi province, our recently acquired 213 MW wind portfolio in Hubei Province and a 99 MW wind portfolio in Jiangsu Province. Brookfield Renewable also benefits from a 50:50 joint venture with GLP, a provider of logistics and industrial facilities and technology-led solutions, with the purpose of investing in, managing and developing commercial and industrial rooftop solar projects. To date, we have developed and commissioned approximately 290 MW of rooftop solar projects through this joint venture. We believe that the size of the market in China coupled with ambitious targets for the expansion of renewable energy represents a significant growth opportunity for Brookfield Renewable.
Other Businesses
In 2017 and 2018, we acquired, together with our institutional partners, interests in 121 MW of wind generation capacity in Uruguay, 100 MW of solar generation capacity in Chile and 19 MW of solar generation capacity in Malaysia. We have entered into an agreement to sell our solar portfolio in Malaysia and in December 2021, we agreed to expand our presence in Chile with the acquisition of an initial 82% interest in a DG development platform iwith approximately 27 MWs of operating and under construction projects. We currently employ 6 people in Malaysia, of which none are covered by collective agreements. We also employ 5 people in Uruguay and 4 people in Chile. None of our employees in Uruguay or Chile are covered by collective agreements.
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

Corporate Office
Our main corporate office is in Toronto, Ontario and provides oversight on a global basis of Brookfield Renewable. Our corporate group has approximately 130 employees, including both the corporate office and the Service Provider, who are largely based in Canada and the U.K.
Brookfield Renewable is a globally diversified, multi-technology, owner and operator of clean energy assets. Our business model is to utilize our global reach to acquire and develop high quality clean energy assets below intrinsic value, finance them on a long-term, low-risk and investment grade basis through a conservative financing strategy and then optimize cash flows by applying our operating expertise to enhance value.
One of the largest, public pure play renewable businesses globally. Brookfield Renewable has a 20-year track record as a publicly traded operator and investor in the renewable power sector. Today we have a large, multi-technology and globally diversified portfolio of pure-play clean energy assets that are supported by approximately 3,200 experienced operators. Brookfield Renewable invests in assets directly, as well as with institutional partners, joint venture partners and through other arrangements. Our portfolio consists of approximately 21,000 MW of installed capacity largely across four continents, a development pipeline of approximately 62,000 MW, and annualized long-term average generation on a proportionate basis of approximately 29,600 GWh.
The following charts illustrate revenue on a proportionate basis(1):

(1) Figures based on revenue adjusted for LTA generation for the last twelve months, proportionate to Brookfield Renewable.

Helping to accelerate the decarbonization of the electricity girds. Climate change is viewed as one of the most significant and urgent issues facing the global economy, posing immense risks to social and economic prosperity. In response, governments and businesses have adopted ambitious plans to support a transition to a decarbonized economy. We believe that we are well positioned to deliver solutions in support of decarbonization and transition. With our scale and global operating, development and investing capabilities, we are well situated to partner with governments and businesses to help them achieve their decarbonization goals.
Diverse and high-quality assets with hydroelectric focus. Brookfield Renewable has a complementary portfolio of hydroelectric, wind, solar and storage facilities. Our portfolio includes utility-scale facilities, back-up storage power and distributed power generation. Hydroelectric power comprises the significant majority of our portfolio, and is the highest value renewable asset class as one of the longest life, lowest-cost and cleanest most environmentally-preferred forms of power generation. Hydroelectric plants have high cash margins, storage capacity with the capability to dispatch power at all hours of the day, and the ability to sell multiple products in the market including energy, capacity and other ancillaries. Our wind and solar facilities provide exposure to two of the fastest growing renewable power sectors, with high cash margins, zero fuel input cost, and diverse and scalable applications including distributed generation. Our storage facilities provide the markets in which they are located with critical services to the grid and dispatchable generation. With our scale, diversity and the quality of our assets, we are competitively positioned relative to other power generators, providing significant scarcity value to our investors.
Stable, diversified and high-quality cash flows with attractive long-term value for LP unitholders. We intend to maintain a stable, predictable cash flow profile primarily sourced from a diversified portfolio of low operating cost, long-life hydroelectric, wind and solar assets that sell electricity under long-term, fixed price contracts with creditworthy counterparties. Approximately 90% of our 2022 proportionate generation output is contracted to public power authorities, load-serving utilities, industrial users or to Brookfield. Our PPAs have a weighted-average remaining duration of 15 years, on a proportionate basis, providing long-term cash flow visibility.
Strong financial profile and conservative financing strategy. Brookfield Renewable maintains a robust balance sheet, strong investment grade rating, and access to global capital markets to ensure cash flow resiliency through the cycle. Our approach to financing is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment grade basis with no financial maintenance covenants. Approximately 90% of our debt is either investment grade rated or sized to investment grade. Our corporate debt to total capitalization is 16% and approximately 90% of our borrowings are non-recourse. Corporate borrowings and non-recourse borrowings each have weighted-average terms of approximately 13 years, with no material maturities over the next five years. Approximately 90% of our financings are fixed-rate, and only 7% of our debt in North America and Europe is exposed to changes in interest rates. Our available liquidity as at December 31, 2021 is approximately $4.1 billion of cash and cash equivalents, investments in marketable securities and the available portion of credit facilities.
Best-in class operating and development expertise. Brookfield Renewable has approximately 3,200 experienced operators and approximately 120 power marketing experts that are located across the globe to help optimize the performance and maximize the returns of all our assets. Our expertise in operating, developing and managing power generation facilities span over 100 years and include full operating, development and power marketing capabilities.
Well positioned for cash flow growth. We are focused on delivering resilient, stable distributions plus meaningful growth through all market cycles by driving cash flow growth from existing operations, fully funded by internally generated cash flow, including inflation escalations in the vast majority of our contracts, margin expansion through revenue growth and cost reduction initiatives, and building out our approximately 62,000 MW proprietary development pipeline at premium returns. While we do not rely on acquisitions to achieve our growth targets, our business seeks upside through engagement in mergers and acquisitions on an opportunistic basis.
Disciplined and Contrarian investment strategy. Our global scale and multi-technology capabilities allow us to rotate capital where it is scarce in order to earn strong risk-adjusted returns. We take a disciplined approach to allocating capital into development and acquisitions with a focus on downside protection and preservation of capital. In the last five years, we have deployed approximately $5 billion of equity as we have invested in, acquired, or commissioned approximately 9,400 MW across hydroelectric, wind, solar and storage facilities. Our ability to develop and acquire assets is strengthened by our established operating and project development teams across the globe, strategic relationship with Brookfield, and our liquidity and capitalization profile. We have in the past pursued, and we may continue to pursue, development and acquisitions through arrangements with institutional investors in Brookfield sponsored or co-sponsored partnerships and strategic relationship agreements with corporate offtakers.
Attractive distribution profile. We pursue a strategy which we expect will provide for highly stable, predictable cash flows ensuring a sustainable distribution yield. We target a long-term distribution growth rate in the range of 5% to 9% annually.
Decarbonization Growth Opportunity
Demand for clean energy continues to grow around the world due to climate change, and recognition by governments and businesses of the need to support a transition to a decarbonized economy. Total historical annual investment in renewable power generation averaged approximately $300 billion over the last 10 years. Advancing the transition to a lower carbon future is expected to require substantial capital – in excess of $150 trillion over the next three decades – and will require significant expertise. Clean energy and electrification are the first, largest and most impactful steps that can be taken to advance decarbonization given that over 75% of the world’s carbon emissions can be traced directly or indirectly back to power generation and the energy sector. This is expected to result in an even greater buildout of renewables—and in various regions, require substantial investment to convert carbon-intensive industries to cleaner and more sustainable methods of production and operation.
Global Clean Energy Drivers
We believe that strong continuing growth in renewable power generation and other decarbonization investment opportunities will be driven by the following:
Renewable energy is an increasingly cost-effective way of generating electricity and diversifying fuel risk. Continuous improvements in technology and economies of scale continue to reduce the costs of renewable power, enhancing its position as a cost competitive complement to gas-fired generation and as a means to meeting increasingly stringent environmental standards. Despite a global pandemic, the world’s power system continued to transition to lower-carbon sources of energy in 2020 even as overall global demand for power remained flat. Renewables continued to climb in 2021 and reached approximately 28% of global generation compared to approximately 19% in 2012, while coal, gas, and oil fell from a combined approximately 68% down to approximately 58% over the same period. We expect that utilities will increasingly seek to limit exposure to potential fuel cost volatility by looking to renewable technologies that offer stable price terms, particularly hydroelectric, wind and solar energy. This is particularly true following significant increases in the price of natural gas in Europe and Asia in October of 2021.
Consistent policy and supportive regulation. Regulatory support for the development of clean energy typically includes renewable portfolio standards (“RPS”), which require electricity distributors to obtain a minimum percentage of their power from renewable energy resources by specified target dates, and tax incentives or direct subsidies. Globally, at least 143 countries, including the U.K., and the 27 E.U. countries, have national targets for renewable energy supply. Similarly, 38 U.S. states, the District of Columbia, Puerto Rico and eight Canadian provinces have either RPS targets or other policy goals that require or encourage load-serving utilities to supply portions of their customer electricity demand from renewable sources. 65 carbon pricing initiatives (carbon taxes and emissions trading schemes) have been implemented worldwide covering 45 national jurisdictions and approximately 21.5% of global GHG emissions as of 2021. Additional carbon pricing initiatives continue to be considered throughout South America, Southeast Asia, and Central Asia.
Mainstream recognition of climate change risk and serious commitment to action. Global support for decarbonization – and by implication the further promotion of renewable technologies – was solidified in December 2015 as 197 countries agreed at the COP21 Conference in Paris to develop national strategies consistent with limiting the increase in global temperature by 2050 to less than two degrees Celsius above pre-industrial levels. The Paris Agreement has been ratified by over 120 countries. The recent COP26 Conference in Glasgow further commitments made by the international community, notably on the phasing down of coal generation globally.
Intensifying challenges for conventional coal and nuclear generation. Successive regulatory initiatives requiring significant environmental compliance expenditures and competition from other technologies has resulted in the retirement of certain coal plants. At the same time, cost uncertainties, public concern over new construction and nuclear waste disposal and intensified competition from gas-fired generation has delayed or halted certain new nuclear development activities, and has led some countries, in particular in Europe, to increase their renewable targets in order to satisfy supply requirements resulting from plant retirements and demand growth.
Our Core Markets
We have focused on North America, Europe, South America and Asia as core markets and we will continue to focus on using our operating expertise to expand operations in these markets to meet our growth objectives. In addition, our relationship with Brookfield gives us access to Brookfield’s investment platforms in Australia, India and China as well as to Brookfield’s more established platforms in South America and Europe, which enhances our ability to source transactions globally.
North America
United States
Over the last decade, the United States has maintained consistent, broad-based policy momentum to transition the country’s electricity production to cleaner generation and promote increased energy independence. The United States is the world’s second largest wind market with approximately 122,000 MW of installed wind capacity as of 2021. One of the most significant drivers of renewable power growth in the United States has been the adoption of RPS targets in 30 states, the District of Columbia, Puerto Rico, and Guam. In addition, growth has been driven by various government incentive programs and Fortune 100 companies supporting investment in new renewables. For example, there are now 342 members of the “RE100” group of companies that have committed to transition their electricity supply to 100 percent renewable by at least 2050.
The end of 2020 brought renewed federal support for renewable energy, with solar energy projects receiving a two year extension of tax credit at current levels, onshore wind receiving a one year extension at current levels, and off-shore wind receiving a new five year investment tax credit and additional favorable guidance from the Treasury Department. With the current majorities in Congress and the current Biden-led administration prioritizing clean energy and decarbonization, the next few years look increasingly positive for federal policy support for the renewable energy sector.
In January 2018, the government of the United States imposed certain tariffs on solar equipment manufactured abroad, which were then extended in 2022. We expect these tariffs may modestly slow the pace of the development of solar projects in the near term and add to installed system costs. We do not expect that these tariffs will have significant long-term impact on the adoption of solar technology generally given how costs have declined in the last decade, the simplicity of the technology, the speed at which it can be developed and its obvious environmental attributes.
In the United States, we are strategically focused on power markets in the northeast (New York, New England), the mid-Atlantic (including the PJM ISO and north SERC regions) and California. Together these markets cover approximately 70% of the U.S. population, and most have strong competitive wholesale markets and RPS targets, aging electricity infrastructure and/or pressure to retire coal generation, providing clear opportunities for sustained renewable generation growth. In addition, we have operations in every other continental ISO and in Hawaii. Across the United States we are seeing increasing demand for decarbonization-as-a-service, which we expect to be a multi-billion market opportunity over the next decade, with investment driven by aggressive sustainability targets and as customers face pressure to decarbonize through renewable power, electrification and reduced energy consumption.
Canada
In Canada, our portfolio of operating assets is located in Ontario, Québec and British Columbia. These provinces have historically been the leaders in the procurement of renewable energy generation. More recently,

Alberta and Saskatchewan are playing a leading role in new renewable development in Canada (driven by market forces and utility procurements), which present attractive opportunities for our business, and we, together with our institutional partners, have recently secured our first 40 MW development project in Alberta. Federal and provincial governments are also advancing regulatory reforms that would promote the construction and development of green hydrogen production projects both for domestic use and for export, an area that presents an attractive opportunity for Brookfield Renewable, with its significant operational, development and financial resources in the country.
Canadian provinces have adopted different forms of carbon pricing mechanisms that would further enable development of renewables either directly procured by utilities or from corporate and industrial interests. The federal government has also committed to the Pan-Canadian Framework on Clean Growth and Climate Change, including enacting the Greenhouse Gas Pollution Pricing Act, a law which serves as a backstop to any Canadian province that fails to implement their own carbon price regime that is compliant with the federal carbon price requirement of a minimum carbon price of $30/tonne as of January 1, 2020 and incremental increases each year of $10/tonne to $50/tonne by 2022. After 2022, the federal government has proposed to increase the carbon price by $15/tonne per year until a price of $170/tonne is reached in 2030.
Europe
Europe is the largest renewable energy market in the world that we believe represents a significant growth opportunity for our business. Across the E.U. and U.K., a population of approximately 500 million is served by a power system with a capacity of approximately 1,000 GW, generating approximately 3,000 TWh annually. Renewable generation technologies account for over half of total installed capacity, including approximately 160 GW of hydroelectric, 200 GW of wind and 140 GW of solar PV capacity. Our investment and growth strategy in Europe focuses on larger, low-sovereign risk markets that have both a record of reliable renewable policies and renewable assets with attractive long-term fundamental value and scarcity attributes.
Europe has long been at the forefront in adopting policies to support renewables development and address climate change. In 2021, the E.U. committed to at least a 55% reduction in greenhouse gas emissions by 2030 (relative to 1990) and carbon neutrality by 2050. We estimate that over 400 GW of additional wind-equivalent power capacity is required by 2030 across the E.U. to achieve the E.U.’s 2030 target.
Individual member states have sought to meet their binding E.U. targets through incentive programs supporting renewable power development. The most common incentive structure involves the use of long-term (typically 15 or 20-year) contracts for differences, as in the case of Germany. Most support programs are funded by a levy on retail electricity rates rather than a direct payment from the government.
The E.U.’s carbon emissions cap-and-trade program and national policies like the U.K.’s carbon price floor mechanism enhance the competitive position of renewables generators by increasing the operating costs of conventional thermal generators. In addition, conventional generation and especially coal-fired plants face tightening nitrogen oxide and sulfur dioxide limits under the E.U. Industrial Emissions Directive. For older non-compliant coal plants this is likely to accelerate retirements. As in the United States, this supply will need to be replaced by new capacity likely in the form of renewable and gas-fired generation. In January 2020, the U.K. formally withdrew from the E.U. The subsequent Trade and Co-operation Agreement saw commitments from both sides on energy market rules and access that are generally in-line with previous arrangements and agreed to maintain or increase their climate and renewable targets.
Spain and Portugal
Spain and Portugal are among the largest renewable markets in Europe and prospects of growth are significant based on the National Energy and Climate plans submitted to the European Commission (NECP 2021-2030). Both markets have stable and favorable contractual frameworks for renewables. In the case of our Spanish assets they benefit from a RAB based regime by which our regulated assets receive an overall payment equivalent to all the costs and initial investment plus a reasonable regulated return on investment (7.4% for most of our assets). Additionally, a significant part of this regulated payment is based on capacity which provides significant certainty of cash flows to producers as the market and volume risk is reduced. In the case of our Portuguese assets they benefit from a Feed-in-Tariff ensuring generators are remunerated with a proper electricity price, indexed by inflation annually over a contract term of 15 years plus an extension of 7 years in a cap-and-flow system with reduced market risk given current electricity prices. Both governments are promoting auction-based renewable support schemes, confirming their long-term commitment to renewable power.
United Kingdom
The U.K. has ambitious longer-term carbon targets to reduce greenhouse gas emissions by at least 78% from 1990 levels by 2035, with intermediate milestones set out in five-year carbon budgets (currently set to 2037) and written into law. In 2019, the U.K. became the first major economy to legislate a net-zero emission target for 2050. We continue to explore opportunities to establish new routes to market through corporate buyers of power and have recently signed two long-term PPAs for unsubsidized new build wind capacity.
In Scotland, existing generation is supported via the Renewable Obligation Certificate scheme. A new contract for difference was introduced and first issued via auction in 2015 with recent auctions focusing on less established technologies (such as offshore wind, biomass combined heat and power and energy from waste schemes). Falling technology costs, strong wind resource, and relatively high-power prices make Scotland one of the most compelling locations in Europe to develop subsidy-free onshore wind.
Poland
Poland, the core market of our investment in Polenergia, is a market where Brookfield may invest further in the future. Poland is a high growth European market where local coal represents 70% of generation and the government is supportive of increasing renewable power generation. Demand for power is growing at one of the fastest rates in Europe, supported by strong economic growth. Poland is expected to remain one of the top growing economies in the E.U., is one of the largest countries in the E.U. by population, has the lowest sovereign leverage in the E.U. and has a stable currency (the Polish Zloty) that is supported by inflation in line with the E.U. average.
South America
Colombia
Colombia’s real gross domestic product has grown at an average rate of approximately 4% per year, while growth in demand for electricity has averaged just under 3%. Over the long-term, we anticipate that electricity demand growth will be approximately 2.5% per year, reflecting our long-term view of gross domestic product growth and a view that per capita power consumption will converge with neighboring countries. Per capita power consumption of approximately 1,300 kWh per year in Colombia is well below that of most regional peers and only 10% of that in the United States. As peak demand in Colombia is approximately 10 GW, with estimated growth at 2.5%, there will be approximately 250 MW of additional demand each year, which would require an additional 400 MW of generating capacity to maintain adequate reserves.
As at December 31, 2021, Colombia had a total installed capacity of over 17.7 GW with hydro accounting for almost 70% of the supply mix and the remainder being supplied by natural gas, coal, and diesel. We expect that meeting Colombia’s growing demand for firm energy will become more difficult over time as recent challenges with the construction and operation of a dam near Ituango has made large-scale hydro development more challenging (despite significant untapped hydro resources) and natural gas imports are increasingly required to meet domestic needs due to falling natural gas production in Colombia. We believe we will be able to leverage our underlying hydro business to help the country meet its energy needs by extending the duration of contracts with customers and participating in opportunistic acquisitions and development projects.
Brazil
With the world’s sixth-largest population and ninth-largest economy, Brazil retains strong long-term growth potential despite the near-term economic challenges. Electricity consumption has sustained an average annual growth rate of approximately 2.9% over the last 30 years, a trend which is likely to continue in the long-term given that per capita consumption is still less than one-fifth of per capita consumption in the United States.
The Brazilian energy planning agency (“EPE”) estimates an average annual demand growth of 3.5% between 2022 and 2030. By 2030, the EPE projects that approximately 67 GW of new generation will be required to service increased demand, while only approximately 7 GW of new capacity is already contracted. Accordingly, we expect Brazil will require over 5.6 GW of new supply annually to meet growing demand. In line with the government’s ten-year planning projections, the renewable power industry is growing, notably wind power and solar. Brazil has approximately 20 GW of installed wind capacity, with over 12 GW under development. Solar power generation is also being developed and while current installed solar capacity is relatively small (approximately 4.5 GW), there are approximately 30 GW of solar capacity under development.
We believe there are two additional aspects of the Brazilian market that make our business there compelling. First, the majority of our hydroelectric facilities participate in the MRE, which significantly reduces the impact of variations in hydrology on our cash flows. Second, SHPPs operate in a segment of the market that benefits from certain preferred economic and regulatory rights. Customers that purchase power from these plants benefit from a special discount for the use of the distribution system which, in turn, enables generators like us, since we have 48% of our portfolio contracted with final consumers, to capture a portion of this discount through higher prices to end-user customers.
Asia
China
China is a market with significant potential for renewable power development, as the country seeks to satisfy strong demand growth and offset their heavy reliance on coal-fired generation while meeting ambitious decarbonization targets. We expect China to add approximately 800 GW of new renewable capacity over the next 5 years, led by solar PV and wind, making it the country with the largest projected increase in renewable capacity globally. Persistent air pollution provides a further incentive to reduce coal-fired generation and increase reliance on renewable generation. Since 2017, Brookfield Renewable has expanded its operating and development capabilities in China, as well as our portfolio of operating and development assets.
India
India is a market with significant potential for renewable power development as strong demand growth and existing heavy reliance on coal generation is expected to drive energy transition opportunities. India is expected to add more than 120 GW of renewable capacity over the next 5 years, making it the third-largest potential growth market globally after China and the United States. In 2021, India announced new 2030 targets of 500 GW of total non-fossil capacity and 50% renewable electricity generation share (more than double the 22% share in 2020), as well as net zero emissions by 2070. Since 2017, Brookfield Renewable has expanded its operating and development capabilities in India, as well as our portfolio of operating and development assets.
Other Markets
Together with our institutional partners we also own operating assets in Portugal, Uruguay, Chile and Malaysia. Our entry in 2019, together with our institutional partners, into a 50-50 joint venture in respect of X-Elio has given us access to a number of new markets. X-Elio's diversified portfolio includes operating and development assets in Mexico, Australia, Honduras, Italy, and Japan, as well as in jurisdictions where we already have an established presence, such as the United States, Spain and Chile. See “ – European Business – X-Elio” above.
Other Potential Markets
Australia is a market where Brookfield has a significant infrastructure and real estate presence and where we may invest further in the future. Nearly 33% of the 25 GW of installed capacity in Australia’s National Electricity Market is coal-fired. Australia has experienced strong economic growth driven by regional demand for natural resources, and the country’s carbon footprint is a recurring topic of national debate. We expect support for the development of new renewable power resources to increase over the next decade as policy makers seek to offset the country’s dependence on fossil-fuel based generation. We are actively monitoring other jurisdictions within or proximate to our core markets, including Japan, South Korea and Peru.
Our Growth Opportunity
We believe that the current environment offers attractive opportunities to invest in clean energy acquisitions or developments that we expect will allow us to deploy capital, on an accretive basis, in the following ways:
•Brookfield Renewable’s development pipeline. In addition to growing our business through acquisitions, we intend to pursue organic growth by developing our approximately 62,000 MW pipeline, including by investing in portfolio companies with established development platforms, as with our recent acquisitions of

Polenergia and of Urban Grid, a leading solar development platform in the United States with a 20 GW portfolio of utility solar and energy storage development assets.
•Privatizations. We believe that governments will continue to engage the private sector in providing funding solutions for infrastructure requirements which could increasingly involve sales of existing assets. Our proven operating track record, global scale and ability to partner with local pension funds and institutional investors position us well to participate in such opportunities.
•Asset monetization and divestitures. Significant renewable power generation capacity is owned by industrial companies, smaller independent power producers, private equity investors and foreign companies. These types of owners sell assets either because power generation is not their core business, their investment horizons are shorter, or a particular market ceases to be strategic. In addition, some large independent power producers may seek, or be forced, to sell assets to bolster their balance sheets. Certain capital constrained or distressed companies may also seek to sell assets.
•Development cycle divestitures. Clean energy assets are often developed or built by smaller developers or construction companies who, in our experience, seek to capture development-stage returns or who have insufficient capital to develop projects. Because of our extensive project development expertise we believe we are well positioned to evaluate these sorts of assets and therefore have been, and believe we will continue to be, a logical acquirer of such projects. We also expect to continue partnering with independent development businesses, providing the capital that they need to build-out their development pipelines and expand their platforms.
We believe that in addition to acquiring and developing clean energy assets, we can support companies and governments in their efforts to decarbonize, including by investing in distributed generation solutions, funding upgrades of production processes to improve efficiency and reduce carbon emissions, and by investing in the development of resilient infrastructure.
Revenue and Cash Flow Profile
Our portfolio offers high quality cash flows derived from predominantly hydroelectric assets. Our cash flow profile, which we believe will continue to be stable and predictable, is derived from the combination of long-term, fixed-price contracts, a unique hydro-focused portfolio with a low cost structure, and a prudent financing strategy focused on non-recourse debt with an investment grade balance sheet. Accordingly, we believe that we have a high degree of predictability in respect of revenue and costs on a per MWh basis.
Our pricing profile is predictable because of our long-term PPAs which have a weighted average remaining duration of 15 years on a proportionate basis. This, combined with a well-diversified portfolio that reduces variability in our generation volumes, enhances the stability of our cash flow profile.
The majority of our long-term PPAs are with investment-grade rated or creditworthy counterparties. The economic exposure of our contracted generation on a proportionate basis is distributed as follows: power authorities, (41%), distribution companies (21%), industrial users (23%) and Brookfield (15%). On a proportionate basis, Brookfield Renewable has contracted approximately 90% of 2021 generation at an average price of $85 per MW/h.
As at December 31, 2021, over the next five years Brookfield Renewable has on average approximately 3,881 GWh on a proportionate basis and 8,015 GWh on a consolidated basis of energy annually which is uncontracted. This energy can be sold into wholesale or bilateral markets and we intend to maintain flexibility in re-contracting to position ourselves to achieve optimal pricing.

The following table presents, on a proportionate basis, revenues, Adjusted EBITDA and Funds From Operations on a segmented basis for the fiscal years ended December 31, 2021, 2020 and 2019.

	Revenues			Adjusted EBITDA(1)			Funds From Operations(1)
(MILLIONS)	2021	2020	2019	2021	2020	2019	2021	2020	2019
Hydroelectric
North America	$804	$824	$905	$528	$562	$622	$380	$420	$459
Brazil	169	175	234	155	177	181	131	152	150
Colombia	224	211	237	159	131	144	128	90	101
	1,197	1,210	1,376	842	870	947	639	662	710
Wind
North America	370	263	223	277	196	163	200	123	98
Europe	125	105	95	187	96	67	164	79	48
Brazil	29	27	37	23	24	28	17	17	19
Asia	32	28	20	24	25	16	15	18	10
	556	423	375	511	341	274	396	237	175
Solar	348	245	138	298	232	126	185	139	74
Energy Transition(2)	314	169	132	214	130	87	162	103	70
Corporate	—	—	—	11	41	10	(448)	(334)	(268)
Total	$2,415	$2,047	$2,021	$1,876	$1,614	$1,444	$934	$807	$761
(1)Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”. For a reconciliation of the non-IFRS measures to the most comparable IFRS financial measures, see Note 6 - Segmented information on the consolidated financial statements.
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
As at December 31, 2021, our portfolio benefits from significant hydrology diversification, with assets distributed on 87 river systems in four countries. Our North American and Colombian assets have the ability to store water in reservoirs approximating 24% of their annualized long-term average generation. Most of our assets in Brazil are eligible to benefit from a framework that levelizes generation risk across hydroelectric producers. The ability to store water in reservoirs in North America and Colombia, as well as the benefit from levelized generation in Brazil, allows us to mitigate hydrological fluctuations, optimize production and minimize losses due to outages.
North America. In North America, we generate revenues primarily through energy sales secured through long-term PPAs with creditworthy counterparties such as government-owned entities or power authorities (including for example, Ontario’s Independent Electricity System Operator, Hydro-Québec, BC Hydro and the Long Island Power Authority), load-serving utilities (such as Entergy Louisiana), Brookfield, and industrial and commercial power users (including Amazon, Microsoft and JP Morgan). Our North American portfolio is largely contracted pursuant to long-term PPAs that are generally structured on an “offtaker” basis without fixed or minimum volume commitments. As a result, we are exposed to minimal risk of having to supply power from the market to customers when we are experiencing low hydrology or wind conditions. Most of our PPAs also provide for an annual price escalation that is typically linked to inflation. Brookfield will, in some cases, have entered into back-to-back power resale agreements for output purchased from Brookfield Renewable. Our North American portfolio has a weighted average remaining contract term of 17 years.
Europe. Our European assets are principally located in Spain, Poland and the United Kingdom with additional assets located in Portugal and Italy. We also have pipelines of development projects located in Scotland and Germany. In Spain, our assets receive a legislated regulated return consisting of two components: (i) the merchant price for the power produced and (ii) a return-on-investment payment per MW of installed capacity. For solar plants, there is an additional return on operations payment per MWh produced. This program allows renewable energy producers like us to recover development costs and obtain a reasonable rate of return on their investment. Our European portfolio has a weighted average remaining contract term (or in the case of our Spanish assets, regulatory term) of approximately 13 years
Colombia. In Colombia, revenues are typically secured through one to five year bi-lateral contracts with local distribution companies in the “regulated market” and large industrial users. Isagen’s current long-term contracts’ average term is three years. These contracts reduce the exposure of both suppliers and end-users to price volatility in the spot market by fixing the price payable for a given amount of committed energy. Isagen’s PPAs take this approach and its 2022 revenues are approximately 77% contracted. In addition to its hydroelectric assets, Isagen has a 300 MW cogeneration facility which can be used to provide additional generating capacity.
Brazil. In the Brazilian electricity market, energy is typically sold under long-term contracts to either load-serving distribution companies in the regulated market or smaller “free customers” in the free customer market. In the regulated market, we have typically entered into 20 to 30 year PPAs with distribution companies. In the “free customer” market, we have typically entered into three to six year PPAs with industrial and commercial customers primarily engaged in well-established, stable industries like telecommunications, food services, sanitation and pharmaceuticals. Commencing in 2022, “free customers” whose load is between 0.5 MW and 1.0 MW can only purchase power from renewable sources. Our PPAs in Brazil typically provide a fixed price that is fully indexed to inflation annually. Our Brazilian portfolio has a weighted average remaining contract term of approximately 11 years.
Our Growth Strategy
We expect to continue focusing on acquiring long-life clean energy assets on a value basis, focusing on assets that provide stable, long-term contracted cash flows, or, where uncontracted, are located in high-value power markets where rising power prices offer strong prospects to generate growing cash flows with potential to appreciate in value over time. We combine our global operating, development and transaction execution expertise with our ability to commit capital to transactions in order to secure opportunities at attractive returns for Unitholders. To grow Brookfield Renewable, we maintain a proactive and focused business development program in each of our core markets, augmented by access to Brookfield’s global investment platform that may lead to originating attractive opportunities for investment. We expect that our growth will be focused on the following:
•Acquisitions of assets within core markets. We expect to continue our growth in North America, South America, Europe and Asia, where our existing renewable power businesses allows us to efficiently integrate operating or development-stage clean energy assets and capture economies of scale. Within each of these operating businesses, our growth strategy is focused on the higher-value and higher-growth regional electricity markets.
•Diversification into new markets. We intend to establish an operating presence in new markets that offer attractive opportunities to enhance the geographic diversification of our operations by adding businesses that we can grow over time by investing capital at attractive risk-adjusted returns. Since 2016, we have expanded into Colombia, India, China and across Europe, establishing operating businesses in each of these markets that have supported, and we expect will continue to support, growth in these markets.
•Development growth. We intend to continue to grow our business through project development, either by acquiring development-stage assets, acquiring or investing in development platforms or by building projects from our approximate 62,000 MW development pipeline. In the year ended December 31, 2021, we achieved commercial operation on 952 MW of projects, in addition to 212 through our 50:50 joint venture X-Elio; we acquired an interest in Polenergia with a 4,850 MW development pipeline; and in January 2022, we acquired Urban Grid a leading solar development platform in the United States with a 20 GW portfolio of utility solar and energy storage development assets. We intend to focus on development-stage acquisition opportunities that are in high-value sites in our core markets, positioning us to leverage the development, construction and operating expertise of our operating businesses. We expect that a relatively small portion of our cash flows will be allocated during the early stages of project development, but that meaningful capital commitments would be made once a project has sound commercial arrangements that limit construction risk and secure long-term stable cash flows.

•Diversification of clean energy technologies. While we intend to maintain our predominantly hydroelectric focus, we also intend to direct significant efforts to acquiring assets using other renewable power technologies, such as wind and solar, that share similar fundamental characteristics to our hydroelectric portfolio of long-life, predictable operating costs and cash flows, and sustainable competitive cost advantages. For example, we have substantially grown our solar businesses over the last five years. We have approximately 4,000 MW of utility and DG solar in operation, and over 41,000 MW of utility and DG solar in our development pipeline. As a result of technology advances and reductions in construction costs, solar is now amongst the lowest cost sources of conventional power globally. Therefore, we believe solar could comprise the majority of the generation capacity of Brookfield Renewable in the next ten years.
•Investing in Decarbonization. We believe that the global trend towards decarbonization will continue to accelerate, leading to increased adoption of renewable technologies. As this occurs, we expect to see increasing opportunities in growing asset classes and technologies and we may invest in these technologies on an opportunistic basis alongside our institutional partners. For example, green hydrogen is an asset class that is complementary to our existing expertise in project development and our significant access to reliable clean energy that is ultimately required for an investment in green hydrogen production projects to succeed. We also expect to assist companies and governments in their efforts to decarbonize through, for example, investment in greener production processes and energy efficiency technologies.
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
•In 2021, BEP increased its regular quarterly distribution to $0.30375 ($1.215 annually) per LP unit commencing with the first quarterly distribution of that year.
•In February 2022, BEP announced an increase in its regular quarterly distribution to $0.32 ($1.28 annually) per LP unit commencing with the first quarterly distribution of 2022.
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
The declaration and payment of distributions on our LP units are subject to the discretion of the board of directors of the Managing General Partner. Distributions on our LP units are expected to be paid quarterly on the last day of March, June, September and December of each year, to LP unitholders of record on the last business day of February, May, August and November, if and when declared. In addition, registered and beneficial LP unitholders who are resident in Canada or the United States may opt to receive their distributions in either U.S. dollars or the Canadian dollar equivalent, based on the Bank of Canada daily average exchange rate on the applicable record date or, if such record date falls on a weekend or holiday, on the Bank of Canada daily average exchange rate of the preceding business day. Distributions will be evaluated periodically, and may be revised subject to business circumstances and expected capital requirements depending on, among other things, our earnings, financial requirements for our operations, growth opportunities, the satisfaction of applicable solvency tests for the declaration and payment of distributions and other conditions existing from time to time (see Item 10.B

“Memorandum and Articles of Association — Description of Our LP units, Preferred Units and the Amended and Restated Limited Partnership Agreement of BEP — Distributions”). BEP will not be permitted to make a distribution on our LP units unless all accrued distributions have been paid in respect of the Class A Preferred Units and all other units of BEP ranking prior to or on a parity with the Class A Preferred Units, with respect to the payment of distributions. As well, pursuant to the equity commitment, BEP has also agreed not to declare or pay any distribution on the LP units if on such date BEPC does not have sufficient funds or other assets to enable the declaration and payment of an equivalent dividend on the BEPC exchangeable shares. See Item 7.B “Related Party Transactions—Equity Commitment Agreement”.
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
We target a long-term payout ratio of approximately 70% of Funds From Operations, allowing us to reinvest surplus cash flow in attractive and accretive opportunities in the renewable power sector and positioning us to grow our distributions per LP unit over time. Our long-term LP unit annual distribution growth rate target is 5% to 9% annually.
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
BRELP has a corresponding distribution reinvestment plan in respect of distributions made to BEP and Brookfield on its limited partnership units. BEP does not intend to reinvest distributions it receives from BRELP in BRELP’s distribution reinvestment plan except to the extent that holders of our LP units elect to reinvest distributions pursuant to BEP’s DRIP. Brookfield has advised BEP that it may from time-to-time reinvest distributions it receives from BEP or BRELP pursuant to the DRIP or BRELP’s distribution reinvestment plan. Any limited partnership units of BRELP to be issued to Brookfield under the distribution reinvestment plan would become subject to the Redemption-Exchange Mechanism and would therefore result in Brookfield acquiring additional LP units of BEP. See Item 10.B “Memorandum and Articles of Association – Description of the Amended and Restated Limited Partnership Agreement of BRELP — Redemption–Exchange Mechanism”.
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
Holders of Series 5 Preferred Units received fixed cumulative preferential cash distributions as and when declared by the board of directors of the Managing General Partner, payable quarterly on the last day of January, April, July and October in each year at an annual rate equal to C$1.3976 per unit. A total annual distribution of C$1.3976 per Series 5 Preferred Units was paid in 2021. The Series 5 Preferred Units were redeemed in full on January 31, 2022, on which date the final quarterly distribution was paid to holders of Series 5 Preferred Units.
Holders of Series 7 Preferred Units are entitled to receive fixed cumulative preferential cash distributions as and when declared by the board of directors of the Managing General Partner, payable quarterly on the last day of January, April, July and October in each year at an annual rate equal to C$1.375 per unit. A total annual distribution of C$1.375 per Series 7 Preferred Unit was paid in 2021.
Holders of Series 9 Preferred Units received fixed cumulative preferential cash distributions as and when declared by the board of directors of the Managing General Partner, payable quarterly on the last day of January, April, July and October in each year at an annual rate equal to C$1.4375 per unit. The Series 9 Preferred Units were redeemed in full on July 31, 2021, on which date the final quarterly distribution was paid to holders of Series 9 Preferred Units. A total distribution of C$1.078125 per Series 9 Preferred Unit was paid in 2021.
For the initial five-year period commencing on February 14, 2017 and ending on and including April 30, 2022, the holders of Series 11 Preferred Units are entitled to receive fixed cumulative preferential cash distributions as and when declared by the board of directors of the Managing General Partner, payable quarterly on the last day of January, April, July and October in each year at an annual rate equal to C$1.25 per unit. A total annual distribution of C$1.25 per Series 11 Preferred Unit was paid in 2021.
For the initial five-year period commencing on January 16, 2018 and ending on and including April 30, 2023, the holders of Series 13 Preferred Units are entitled to receive fixed cumulative preferential cash distributions as and when declared by the board of directors of the Managing General Partner, payable quarterly on the last day of January, April, July and October in each year at an annual rate equal to C$1.25 per unit. A total annual distribution of C$1.25 per Series 13 Preferred Unit was paid in 2021.
For the initial five-year period commencing on March 11, 2019 and ending on and including April 30, 2024, the holders of Series 15 Preferred Units are entitled to receive fixed cumulative preferential cash distributions as and when declared by the board of directors of the Managing General Partner, payable quarterly on the last day of

January, April, July and October in each year at an annual rate equal to C$1.4375 per unit. A total annual distribution of C$1.4375 per Series 15 Preferred Unit was paid in 2021.
The holders of Series 17 Preferred Units are entitled to receive fixed cumulative preferential cash distributions as and when declared by the board of directors of the Managing General Partner, payable quarterly on the last day of January, April, July and October in each year at an annual rate equal to $1.3125 per unit. A total annual distribution of $1.3125 per Series 17 Preferred Unit was paid in 2021.
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
The initial Series 1 Shares dividend was paid on April 30, 2010 for an amount equal to C$0.1834 per share. For the remainder of the initial five-year period commencing on February 1, 2010 and ending on and including April 30, 2015, the holders of Series 1 Shares received fixed cumulative preferential cash dividends, paid quarterly on the last day of January, April, July and October in each year at an annual rate equal to C$1.3125 per share. Following the initial fixed rate period, the dividend rate was reset from 5.25% to 3.355% for the subsequent fixed rate period commencing on May 1, 2015 and ending on and including April 30, 2020. Following the subsequent fixed rate period, the dividend rate was reset from 3.355% to 3.137% for the subsequent fixed rate period commencing on May 1, 2020 and ending on and including April 30, 2025. As a result, a total dividend of C$1.075625 per share was paid in 2015, a total dividend of C$0.83875 per share was paid in each of 2016, 2017, 2018 and 2019, a total dividend of C$0.811501 per share was paid in 2020 and a total dividend of C$0.784252 per share was paid in 2021.
In April 2015, certain holders of Series 1 Shares elected to convert their Series 1 Shares into Series 2 Shares on a one-for-one basis. The holders of Series 2 Shares are entitled to receive floating cumulative preferential cash dividends as and when declared by the board of directors of BRP Equity, payable quarterly on the last day of January, April, July and October in each year at the annual rate calculated for each quarter, of 2.62% over the annual yield on three month Government of Canada treasury bills. A total dividend of C$0.39976 per share was paid in 2015 (the conversion to Series 2 Shares occurred in April and accordingly the total 2015 dividend per share reflects two quarterly dividend payments). A total dividend of C$0.773698 per share was paid in 2016, a total dividend C$0.792786 per share was paid in 2017, a total dividend of C$0.929603 per share was paid in 2018, a total dividend of C$1.062683 per share was paid in 2019, a total dividend of C$0.890679 per share was paid in 2020 and a total dividend of C$0.685578 per share was paid in 2021.
The initial Series 3 Shares dividend was paid on January 31, 2013 for an amount equal to C$0.3375 per share. For the remainder of the initial seven-year period commencing on October 11, 2012 and ending on and including July 31, 2019, the holders of Series 3 Shares received fixed cumulative preferential cash dividends paid quarterly on the last day of January, April, July and October in each year at an annual rate equal to C$1.10 per share. Following the initial fixed rate period, the dividend rate was reset from 4.4% to 4.351% for the subsequent fixed rate period commencing on August 1, 2019 and ending on and including July 31, 2024. As a result, a total dividend of C$1.1625 per share was paid in 2013, a total dividend of C$1.10 per share was paid in each of 2014, 2015, 2016, 2017 and 2018, a total dividend of C$1.0969375 per share was paid in 2019, a total dividend of C$1.08775 per share was paid in each of 2020 and 2021.
The holders of Series 5 Shares are entitled to receive fixed cumulative preferential cash dividends as and when declared by the board of directors of BRP Equity, payable quarterly on the last day of January, April, July and October in each year at an annual rate equal to C$1.25 per share. The initial dividend on the Series 5 Shares of C$0.3116 per share was declared by the board of directors of BRP Equity on February 6, 2013 and was paid to holders of the Series 5 Shares on April 30, 2013. A total dividend of C$0.9366 per share was paid in 2013, and a total dividend of C$1.25 per share was paid in each of 2014, 2015, 2016, 2017, 2018, 2019, 2020 and 2021.
The holders of Series 6 Shares are entitled to receive fixed cumulative preferential cash dividends as and when declared by the board of directors of BRP Equity, payable quarterly on the last day of January, April, July and

October in each year at an annual rate equal to C$1.25 per share. The initial dividend on the Series 6 Shares of C$0.3116 per share was declared by the board of directors of BRP Equity on May 7, 2013 and was paid to holders of the Series 6 Shares on July 31, 2013. A total dividend of C$0.6241 per share was paid in 2013, and a total dividend of C$1.25 per share was paid in each of 2014, 2015, 2016, 2017, 2018, 2019, 2020 and 2021.
The Service Provider
Brookfield Asset Management
Brookfield is a global alternative asset manager with approximately $690 billion in assets under management. It has an over 100-year history of owning and operating assets with a focus on real estate, infrastructure, renewable power, and transition, and private equity and credit. It has a range of public and private investment products and services, which leverage its expertise and experience and provide it with a competitive advantage in the markets where it operates. Brookfield Asset Management is listed on the NYSE and TSX under the symbol “BAM” and “BAM.A” , respectively.
Brookfield Renewable is Brookfield’s primary vehicle through which it will, directly or indirectly, acquire renewable power assets on a global basis, subject to certain exceptions set out in the Management Services Agreement and Relationship Agreement, and we benefit from its reputation and global platform to grow our business. We may also participate in decarbonization investments sourced by Brookfield.
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
Competition and Marketing
We operate in various North American, European, South American and Asian power markets. The nature and extent of competition we face varies from jurisdiction to jurisdiction. Brookfield Renewable’s main competition in its electricity markets are coal, nuclear, oil and natural gas electricity generators as well as other renewable energy generators who use hydro, wind, geothermal, solar PV and solar DG technologies. The market price of commodities, such as natural gas and coal, are important drivers of energy pricing and competition in most energy markets, especially in North America.
In North America, our energy marketing activities are managed and performed by our subsidiaries BRTM in the United States and ETM in Canada. These businesses operate 24 hours/day, 365 days/year, our energy marketing business performs transaction execution, risk management, settlement, information technology, regulatory, legal and human resource functions. This business also provides us with valuable market intelligence regarding pricing dynamics, regulatory regimes and market participants and was responsible for the aggregate sale in Canada and the United States of approximately 19 TWh of generation.
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
Governmental, Legal and Arbitration Proceedings
We are occasionally named as a party in various claims and legal proceedings which arise during the normal course of our business. With respect to claims and proceedings, we review each of these matters, including the nature of the claim, the amount in dispute or claimed and the availability of insurance coverage. Although there can be no assurance as to the resolution of any particular matter, we do not believe that the outcome of any matters or potential matters of which we are currently aware would have a material adverse effect on our businesses.
Claim relating to TerraForm Power’s First Wind Acquisition
On December 22, 2020, our subsidiary, TerraForm Power, received an adverse summary judgment ruling in connection with litigation relating to a historical contractual dispute. This litigation predates the 2017 acquisition of an initial 51% interest in TerraForm Power by Brookfield Renewable and its institutional partners. The dispute relates to an allegation that TerraForm Power was obligated to make earn-out payments in connection with the acquisition of certain development assets by TerraForm Power's former parent company from a third party. The court’s ruling in favor of the plaintiffs awarded approximately $231 million plus 9% annual non-compounding interest that has accrued at the New York State statutory rate since May 2016. In April 2021, TerraForm Power reached a final settlement with the plaintiffs. The settlement amount paid by TerraForm Power was approximately $50 million less than the amount of the court’s ruling, inclusive of accrued interest. A partially-owned subsidiary of Brookfield Renewable that holds shares in TerraForm Power was contractually entitled to be issued additional TerraForm Power shares as compensation for the cost of the litigation. This issuance took place in the third quarter of 2021 and resulted in the immaterial dilution of Brookfield Renewable’s interest in TerraForm Power. In late 2021, TerraForm Power initiated legal proceedings to seek compensation for its losses in connection with this dispute. There can be no assurances as to the outcome of these recovery efforts. See Item 3.D “Risk Factors – Risks Relating to Our Operations and the Renewable Power Industry – We are involved in litigation and other disputes and may be subject to governmental and regulatory investigations” and Item 5.E “Liquidity and Capital Resources – Off Statement of Financial Position Arrangements”.
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
ESG Management
ESG management is a key part of how we conduct our business as an owner and operator of one of the world’s largest publicly traded, pure-play renewable power platforms. We believe that strong ESG practices and performance benefit the environment, our employees, stakeholders, and investors, as they help us find value, mitigate risk, and create opportunities for growth.
We aim to be responsible stewards of our resources and a good corporate citizen. Our long-term owner-operator approach to business means that in many cases, we are particularly well positioned to implement effective ESG programs. We maintain an ESG Steering Committee responsible for oversight of ESG best practices throughout the various levels of our business globally. In addition, we maintain an HSS&E Steering Committee, consisting of, among others, the Chief Executive Officer of the Service Provider and the Chief Executive Officer of each of our operating businesses, and we require all employees, contractors, agents and others involved in our operations to comply with our established HSS&E practices. We also empower our employees to identify and address safety issues through industry leading health and safety training and our safe work observation program.
We maintain high ethical standards across our organization, key elements of which include our Code, anti-bribery and corruption policy, a whistleblower hotline, and supporting controls and procedures. To ensure best practices are adopted by our contractors, we have established a Vendor Code of Conduct to better ensure that our contractors’ values, priorities and business practices are aligned with our own. The standards set by these policies are designed to meet or exceed applicable law and regulation.
Climate change poses a serious threat to communities, businesses and ecosystems around the world. At Brookfield Renewable, we continually assess the risks associated with climate change in the short-, medium-, and long-term, and integrate mitigation tools into our operating strategy. We recognize that the science on climate change is continually evolving and prioritize monitoring advancements in climate change research to ensure we appropriately consider relevant findings and apply them to our operations. Consistent with how we approach investment decisions and conduct our operations, we focus on ensuring our operations are adequately prepared for the physical impacts of climate change in the long-term. See also information contained under Item 3.D “Risk Factors — Risks Relating to our Operations and the Renewable Power Industry”.
Decarbonization is a global goal shared by many including governments, corporations, investors and lenders. As a leading owner, operator and developer of clean energy, we see decarbonization as a multi decade investment opportunity that can have a direct and positive impact on communities. In addition to investing in clean energy and helping businesses decarbonize, we have taken a number of other initiatives to support global decarbonization. For example, in 2021, we continued to report on our scope 1 and 2 greenhouse gas emissions for our global businesses as well as for certain scope 3 greenhouse gas emissions, and are expanding our greenhouse gas emissions tracking and reporting program. Also, 82 of our North American hydro facilities have been certified by the Low Impact Hydropower Institute (“LIHI”). The LIHI is a non-profit organization dedicated to reducing the impact of hydropower generation through the certification of hydropower projects that have avoided or reduced their environmental impacts, such as water quality protection, upstream and downstream fish passages, and threatened and endangered species protection. We have also been significantly involved in green finance, with Brookfield Renewable having to date issued approximately $10 billion in corporate and project-level green securities and credit facilities. Our project-level green bonds have all received E-1 Green Evaluation scores from S&P, the highest on its scale, citing Brookfield Renewable’s environmental stewardship, commitment to renewable power and use of proceeds towards renewable power generation.

We actively contribute to the communities in which we operate through our focus on ESG and philanthropic initiatives. We seek transparent and well-established relationships with local stakeholders in the communities in which we operate, which we believe is a key element of successfully operating and developing clean energy power facilities. We do this by consulting and working proactively with local stakeholders and communities impacted by our facilities to ensure that their interests, safety and well-being are appropriately integrated into our decision making. We also seek to empower employees to participate in and use our resources to give back to the communities in which we operate. For example, in 2021, we contributed almost $3 million in donations to over 250 charitable organization across our portfolio. The funding is used for various purposes, including to provide social services to underserved communities, to build and improve recreational facilities and community safety systems, and to sponsor community events.
In addition to the ESG programs in our operations, we (and Brookfield) consider ESG factors throughout the investment process. During due diligence, we utilize our operating and underwriting expertise to identify ESG opportunities and risks in potential acquisitions and dispositions. For example, we consider risks related to bribery and corruption, health and safety, unethical business conduct, and legacy and ongoing environmental issues. After acquiring or investing in an asset, we implement a tailored integration plan that, among other things, includes ESG-related priorities and seeks to actively manage the ESG risks and opportunities that were identified during the underwriting process.
We recognize the importance of transparently reporting our ESG programs and progress to stakeholders including our investors. As such, we began publishing an annual ESG report in 2020 detailing how we embed environmental, social and governance principles into our operations. We recognize the need to continuously improve both our performance and our disclosures. Our business is aligned with United Nations Sustainable Development Goals, disclosed ESG metrics that are aligned with the Sustainability Accounting Standards Board framework, and announced our ambition to double our avoided carbon emissions by 2030.
We are proud of the commitment we have made to ESG management. The initiatives we undertake and the investments we make in building our business are guided by our core set of values around ESG, as we create a culture and organization that we believe can be successful today and in the future.

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

Brookfield Asset Management Inc.[3][10]
Service Provider[8]
25% LP Interest[2]
0.01% GP Interest[1]
BROOKFIELD RENEWABLE PARTNERS L.P.[5][6][9][10] ("BEP")
Bermuda
75 % LP Interest[2]
Public (Holders of LP Units)
Public (Preferred Unitholders)
41.07 % Redeemable/Exchangeable Partnership LP Interest[2]
58.09 % LP Interest[2]
Brookfield Renewable Energy L.P.[2][5][6][7][9] ("BRELP")
Bermuda
Public (Perpetual Noteholders)
Brookfield BRP Holdings (Canada) Inc. [5][7] and Holding Entities [4][5][6][7]
Ontario
Public (Bondholders)
Public (Preferred Shareholders)
Public[10] (Holders of BEPC exchangeable shares)
Brookfield Renewable Partners ULC ("Canadian Finco")
Alberta
Brookfield Renewable Power Preferred Equity Inc.
Canada
Brookfield Renewable Corporation[10] ("BEPC")
British Columbia

(1)    Brookfield’s general partner interest is held through Brookfield Renewable Partners Limited, a Bermuda company that is indirectly wholly-owned by Brookfield Asset Management.
(2)    Brookfield’s limited partnership interest in BRELP, held in redeemable/exchangeable partnership unit, is redeemable for cash or exchangeable for LP Units in accordance with the redemption-exchange mechanism contained in BRELP’s limited partnership agreement, which could result in Brookfield, owning approximately 56.06% of BEP's issued and outstanding LP Units assuming exchange of the redeemable/exchangeable partnership units (and including the issued and outstanding LP units that Brookfield currently also owns). See Item 10.B “Memorandum and Articles of Association – Description of the Amended and Restated Limited Partnership of BRELP – Redemption-Exchange Mechanism”.
(3)    As of the date of this Form 20-F, Brookfield owns 48% of BEP on a fully-exchanged basis, assuming the exchange of all of the outstanding redeemable/exchangeable partnership units and all BEPC exchangeable shares.
(4)    Brookfield has provided an aggregate of $5 million of working capital to certain Holding Entities through a subscription for shares. See Item 4.C “Organizational Structure – BRELP and the Holding Entities”.
(5)    Canadian Bond Guarantors and Preference Share Guarantors.
(6)     Perpetual Note Guarantors.
(7)    Preferred Unit Guarantors.
(8)    The Service Provider provides services to the Service Recipients pursuant to the Master Services Agreement.
(9)    BEP has voting control of BRELP by way of a voting agreement. See Item 7.B “Related Party Transactions – Voting Agreement”.

(10)    As of the date of this Form 20-F, Brookfield holds approximately 26% of the BEPC exchangeable shares and BEP owns all of BEPC's class B shares and class C shares. BEPC exchangeable shares and class B shares control 25% and 75%, respectively, of the aggregate voting rights of the shares of BEPC. Through their ownership of BEPC exchangeable shares and BEPC’s class B shares, Brookfield and BEP collectively hold an approximate 81.5% voting interest in BEPC. See Item 10.B “Memorandum and Articles of Association – BEPC”.
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
Brookfield Renewable Corporation
BEPC is a Canadian corporation incorporated on September 9, 2019 under the laws of British Columbia and was established to be an alternative investment vehicle for investors who prefer owning securities through a corporate structure. BEPC exchangeable shares are listed on the TSX and the NYSE under the symbol “BEPC”. While BEPC’s operations are primarily located in the United States, South America and Europe, shareholders of BEPC will, on economic terms, have exposure to all regions that BEP operates in as a result of the exchange feature attaching to the BEPC exchangeable shares, whereby BEPC has the option to meet an exchange request by delivering cash or an LP unit. We believe economic equivalence is achievable through identical dividends and distributions on the BEPC exchangeable shares and LP units and each BEPC exchangeable share being exchangeable at the option of the holder for one LP unit at any time. Given the intended economic equivalence, we expect that the market price of BEPC exchangeable shares will be impacted by the market price of the LP units and the combined business performance of Brookfield Renewable as a whole.
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
•C$249,034,975 of Series 3 Shares outstanding, guaranteed by the Guarantors. The Series 3 Shares are listed on the TSX under the symbol “BRF.PR.C”.
•C$102,862,600 of Series 5 Shares outstanding, guaranteed by the Preference Share Guarantors. The Series 5 Shares are listed on the TSX under the symbol “BRF.PR.E”.
•C$175,000,000 of Series 6 Shares, which are guaranteed by the Preference Share Guarantors and are listed on the TSX under the symbol “BRF.PR.F”.
Canadian Finco
Canadian Finco is an indirect wholly-owned subsidiary of BEP incorporated under the ABCA on September 14, 2011. Other than approximately C$2.7 billion aggregate principal amount of publicly issued Canadian Bonds and notes and a receivable from an indirect wholly-owned subsidiary of BEP, Canadian Finco has no significant assets or liabilities, no subsidiaries and no operations of its own. The Canadian Bonds are guaranteed by the Canadian Bond Guarantors.
Pursuant to Canadian Finco’s articles of incorporation, Canadian Finco is authorized to issue an unlimited number of common shares. As of the date of this Form 20-F, one common share held indirectly by BEP was issued and outstanding. Holders of common shares are entitled to one vote for each such share held on all votes taken at meetings of the shareholders of Canadian Finco, except meetings at which only the holders of a specified class or series of shares of Canadian Finco are entitled to vote. Subject to the rights of holders of any shares of Canadian Finco ranking prior to the common shares, the holders of common shares are entitled to dividends as may be declared from time to time by the board of directors of Canadian Finco. Holders of common shares may make use of various shareholder remedies available pursuant to the ABCA.
The Canadian Bonds are governed under the 2011 Bond Indenture and guaranteed by BEP and the other Canadian Bond Guarantors as described below under “— 2021 Bond Indenture and Guarantees”. The Canadian Bonds consist of the following fixed rate medium term notes:

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
Bond Indentures and Guarantees
2011 Bond Indenture and Guarantees
The 2011 Bond Indenture provides for the issuance of one or more series of unsecured debentures or notes of Canadian Finco, a wholly-owned subsidiary of BEP, by way of supplemental indentures. The 2011 Bond Indenture amends and restates the trust indenture dated as of December 16, 2004, as amended, supplemented or restated, between Brookfield, Bank of New York Mellon and BNY Trust Company of Canada (the “Original Bond Indenture”). The 2011 Bond Indenture provided for Canadian Finco to assume Brookfield’s obligations in respect of the Series 3 and Series 4 notes issued under supplemental indentures to the Original Bond Indenture. The Amended and Restated Second Supplemental Indenture to the Original Bond Indenture, dated October 27, 2006, provides for the issue of C$200 million aggregate principal amount of Series 3 medium term notes and C$150 million aggregate principal amount of Series 4 medium term notes. The Ninth Supplemental Indenture dated March 6, 2015, provides for the issue of C$400 million aggregate principal amount of Series 9 notes. The Tenth Supplemental Indenture dated August 12, 2016, provides for the issue of C$500 million aggregate principal amount of Series 10 notes. The Eleventh Supplemental Indenture dated September 20, 2018, provides for the issue of C$475 million aggregate principal amount of Series 11 medium term notes. The Twelfth Supplemental Indenture dated September 13, 2019, provides for the issue of C$475 million aggregate principal amount of Series 12 notes. The Thirteenth Supplemental Indenture dated September 13, 2019, provides for the issue of C$300 million aggregate principal amount of Series 13 notes. The Fourteenth Supplemental Indenture dated August 13, 2020, provides for the issue of C$425 million aggregate principal amount of Series 14 notes. Canadian Bonds are unconditionally guaranteed by BEP and the other Canadian Bond Guarantors as to payment of the principal of, premium, if any, and interest on all debentures issued by Canadian Finco under the 2011 Bond Indenture from time to time and all other obligations and liabilities owing by Canadian Finco to the trustee under the 2011 Bond Indenture. Pursuant to the guarantees, each of the Canadian Bond Guarantors has agreed to not enter into any transaction whereby all or substantially all of the undertaking, property and assets of the Canadian Bond Guarantor would become the property of any other person unless the other person assumed the obligations of the Canadian Bond Guarantor under the guarantee and certain other conditions are met or unless the transaction is between or among any one or more of Canadian Finco, the Canadian Bond Guarantor, another Canadian Bond Guarantor and/or any subsidiary of any of them.
2021 Bond Indenture and Guarantees
The 2021 Bond Indenture provides for the issuance of one or more series of unsecured debentures or notes of Canadian Finco, a wholly-owned subsidiary of BEP, by way of supplemental indentures. Pursuant to the guarantees, each of the Canadian Bond Guarantors has agreed to not enter into any transaction whereby all or substantially all of the undertaking, property and assets of the Canadian Bond Guarantor would become the property of any other person unless the other person assumed the obligations of the Canadian Bond Guarantor under the guarantee and certain other conditions are met or unless the transaction is between or among any one or more of Canadian Finco, the Canadian Bond Guarantor, another Canadian Bond Guarantor and/or any subsidiary of any of them.
NA Holdco
NA Holdco is an indirect wholly-owned subsidiary of BEP incorporated under the Business Corporations Act (Ontario) on March 8, 2011. In April 2021, NA Holdco issued $350 million of green Series 1 Perpetual Notes at a fixed rate of 4.625% per annum, and in December 2021, NA Holdco issued $260 million of green Series 2 Perpetual Notes at a fixed rate of 4.875% per annum. The Series 1 Perpetual Notes and Series 2 Perpetual Notes were issued pursuant to the first supplemental indenture, dated as of April 15, 2021, and the second supplemental indenture, dated as of December 9, 2021, in each case, to the indenture, as of April 15, 2021, by and among NA Holdco, the Perpetual Note Guarantors and Computershare Trust Company, N.A., as trustee (as supplemented by the applicable supplemental indenture, the “Perpetual Notes Indenture”). The Perpetual Notes permit the deferral of interest at the discretion of NA Holdco; however, if NA Holdco has deferred interest then under the terms of the Perpetual Notes Indenture, BEP is restricted on paying distributions on its LP units as well as its Preferred Units, and from paying interest on certain indebtedness. The Series 1 Perpetual Notes and the Series 2 Perpetual Notes are redeemable at NA Holdco’s option on or after April 30, 2026 and December 9, 2026, respectively. The Perpetual Notes are also redeemable in connection with certain ratings and tax events. The proceeds of the Perpetual Notes have been and will be used to finance and/or refinance investments made in renewable power generation assets or businesses and to support the development of clean energy technologies that constitute eligible green investments, including, in the case of the Series 1 Perpetual Notes, redemption of the Series 9 Preferred Units, and in the case of the Series 2 Perpetual Notes (1) the redemption of the Series 5 Preferred Units, and (2) the potential redemption of the Series 11 Preferred Units, which are redeemable on or after April 30, 2022.
In addition to the approximately $710 million aggregate principal amount of publicly issued Perpetual Notes, NA Holdco indirectly holds most of Brookfield Renewable’s North American operating assets as well as its interest in BEPC. The Perpetual Notes are guaranteed by the Perpetual Note Guarantors.
Inter-Corporate Relationships
The following table provides the name, the percentage of voting securities owned, or controlled or directed, directly or indirectly, by us, and the jurisdiction of incorporation, continuance, formation or organization of our significant subsidiaries as at December 31, 2021.

	Jurisdiction of Incorporation or Organization	Percentage of voting securities owned or controlled (%)
BP Brazil US Subco LLC	Delaware	100
Brookfield BRP Canada Corp.	Ontario	100
Brookfield BRP Europe Holdings (Bermuda) Limited	Bermuda	100
Brookfield Power US Holding America Co.	Delaware	100
Isagen S.A. E.S.P.(1)	Colombia	99.70
TerraForm Power Parent, LLC(1)	New York	100
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
Certain comparative figures have been reclassified to conform to the current year’s presentation.

Organization of the Management’s Discussion and Analysis

PART 1 – 2021 HIGHLIGHTS

YEAR ENDED DECEMBER 31 (MILLIONS, EXCEPT AS NOTED)	2021	2020
Selected financial information
Revenues	$4,096	$3,810
Net loss attributable to Unitholders	(368)	(304)
Basic and diluted net income (loss) per LP unit(1)	(0.69)	(0.61)
Proportionate Adjusted EBITDA(2)	1,876	1,614
Funds From Operations(2)	934	807
Funds From Operations per Unit(2)(3)	1.45	1.32
Distribution per LP unit	1.22	1.16

Operational information
Capacity (MW)	21,049	18,844
Total generation (GWh)
Long-term average generation	58,913	57,457
Actual generation	56,629	52,782

Proportionate generation (GWh)
Long-term average generation	29,852	27,998
Actual generation	27,150	26,052
Average revenue ($ per MWh)	87	81
(1)Average LP units for the year ended December 31, 2021 were 274.9 million (2020: 271.1 million).
(2)Non-IFRS measure. For reconciliations to the most directly comparable IFRS measure, see “Cautionary Statement Regarding Use of Non-IFRS Measures” and “PART 4 – Financial Performance Review on Proportionate Information – Reconciliation of Non-IFRS Measures”.
(3)Average Units outstanding for the year ended December 31, 2021 were 645.6 million (2020: 609.5 million), being inclusive of our LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and GP interest.

AS AT DECEMBER 31 (MILLIONS, EXCEPT AS NOTED)	December 31, 2021	December 31, 2020
Liquidity and Capital Resources
Available liquidity	$4,069	$3,270
Debt to capitalization – Corporate	8%	6%
Debt to capitalization – Consolidated	33%	27%
Non-recourse borrowings – Consolidated	90%	88%
Fixed rate debt exposure on a proportionate basis(1)	98%	96%
Corporate borrowings
Average debt term to maturity	13 years	14 years
Average interest rate	3.9%	3.9%
Non-recourse borrowings on a proportionate basis
Average debt term to maturity	13 years	11 years
Average interest rate	4.2%	4.0%
(1)Total floating rate exposure is 7% (2020: 9%) of which 5% (2020: 5%) is related to floating rate debt exposure of certain foreign regions outside of North America and Europe due to the high cost of hedging associated with those regions.

Operations
Funds From Operations increased to $934 million or $1.45 on a per Unit basis, representing a 16% increase from the prior year driven by:
•Contributions from growth, including 952 MW of development assets reaching commercial operation and the acquisitions of both an 845 MW wind farm in Oregon and a 360 MW distributed generation portfolio in the United States;
•Higher realized prices across most markets on the back of inflation escalation, commercial contracting initiatives, and higher global power prices;
•Partly offset by unfavorable same store generation
After deducting non-cash depreciation, foreign exchange and derivative gains and other, net loss attributable to Unitholders was $368 million or $0.69 per LP unit, compared to net loss attributable to Unitholders of $304 million or $0.61 per LP unit in the prior year.
Refer to Part 2 - Financial Performance Review on Consolidated Information in this Management’s Discussion and Analysis for details on consolidated statements of income (loss).
We continued to focus on extending our contract profile as we completed the following:
•Secured contracts to deliver 11,000 GWh of clean energy annually including 6,000 GWh to corporate offtakers;
•Signed a 40-year inflation-linked power purchase agreement at a Canadian hydroelectric facility with Hydro Quebec
Liquidity and Capital Resources
Our access to diverse pools of capital continues to be strong and backed by a resilient balance sheet
•Liquidity position remains robust, with $4.1 billion of total available liquidity and no meaningful near-term maturities
•Capitalized on both the low interest rate environment and long-term nature of our assets, and sourced liquidity from diverse funding levers:
◦Secured approximately $7.1 billion of investment grade non-recourse financings across our diverse portfolio during the year, including a C$1.1billion strategic upfinancing of a Canadian hydroelectric facility concurrent with the signing of a power purchase agreement with Hydro Quebec
◦Issued two series of our fixed-rate green perpetual subordinated notes for total proceeds of $610 million during the year
◦Signed or closed on several capital recycling initiatives that are expected to generate over $1.5 billion of proceeds ($535 million net to Brookfield Renewable) including the sale of mature wind portfolios in Ireland and in the U.S., returning in aggregate, approximately two times our invested capital
Growth and Development
Together with our institutional partners, we agreed to invest over $4.3 billion ($1.1 million net to Brookfield Renewable) of capital across various transactions, including:
•A distributed generation business comprised of 360 MW of operating assets across nearly 600 sites and over 700 MW of development assets for $684 million ($171 million net to Brookfield Renewable), growing our leading distributed generation business in the United States;
•An 845 MW operating and fully contracted wind portfolio in Oregon, one of the largest onshore wind projects in North America with one of the largest repowering opportunities in the world, which we are executing on, for $744 million ($186 million net to Brookfield Renewable);

•Through Isagen, one of the largest privately held generation portfolios in Colombia, comprised of seven recently built run-of-river hydropower plants, with a total capacity of approximately 150 MW for approximately $425 million;
•Subsequent to year-end, a leading utility-scale solar developer in the United States with a 20,000 MW development pipeline for $650 million (approximately $160 million net to Brookfield Renewable). Through this platform, we expect to build out approximately 6,000 MW of new renewable capacity backed by corporate contracts over the next six years;
•A German utility-scale solar developer with 1,700 MW development pipeline in Germany for approximately $80 million (approximately $20 million net to Brookfield Renewable) and expect to develop 800 MW of new renewable capacity over the next six years from this pipeline;
•An agreement with a leading battery energy storage solutions provider in the United Kingdom for the option to fund and own up to 800 MW of battery energy storage and almost 200 MW of co-located solar projects over the next five years; and
•Approximately 780 MW of distributed generation assets in Europe and South America for approximately $45 million ($9 million net to Brookfield Renewable)
During 2021, we continued to progress our development pipeline
•Commissioned 952 MW of development projects, including a 357 MW solar facility in Brazil and continued to advance 15,066 MW of hydroelectric, wind, pumped storage, solar PV and distributed generation development projects, including the repowering of an 845 MW wind farm in Oregon, that are expected to generate annualized Funds From Operations net to Brookfield Renewable of $178 million in aggregate.

PART 2 – FINANCIAL PERFORMANCE REVIEW ON CONSOLIDATED INFORMATION
The following table reflects key financial data for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2021	2020	2019
Revenues	$4,096	$3,810	$3,971
Direct operating costs	(1,365)	(1,274)	(1,263)
Management service costs	(288)	(235)	(135)
Interest expense	(981)	(976)	(1,001)
Depreciation	(1,501)	(1,367)	(1,271)
Income tax recovery (expense)	(14)	147	(43)
Net (loss) income	(66)	(45)	80
	Average FX rates to USD
C$	1.25	1.34	1.33
	€0.85	0.88	0.89
R$	5.40	5.16	3.95
COP	3,742	3,693	3,280
Current Year Variance Analysis (2021 vs 2020)
Revenues totaling $4,096 million represents an increase of $286 million over same period in the prior year due to the growth of our business. Recently acquired and commissioned facilities contributed 2,455 GWh of generation and $239 million of revenues, which was partially offset by recently completed asset sales that reduced generation by 786 GWh and revenues by $88 million. On a same store, local currency basis, revenues increased by $113 million as the benefit from higher average realized revenue per MWh primarily due to inflation indexation, recontracting initiatives, and higher global merchant power, as well as higher market prices realized on generation from our wind assets in Texas during the winter storm in the first quarter of 2021, which contributed $52 million, was partly offset by lower generation, primarily at our hydroelectric facilities in North America and Brazil.
The weakening of the U.S. dollar relative to the same period in the prior year, primarily against the Canadian dollar and Euros, increased revenues by approximately $22 million, which was partially offset by a $11 million unfavorable foreign exchange impact on our operating and interest expenses.
Direct operating costs totaling $1,285 million, excluding the impact of the Texas winter storm, represents an increase of $11 million over the same period in the prior year as the benefit from cost saving initiatives across our business and recently completed asset sales were more than offset by additional costs from our recently acquired and commissioned facilities and the impact of foreign exchange movements noted above.
Direct operating costs relating to the Texas winter storm event totaled $80 million which reflect the cost of acquiring energy to cover our contractual obligations for our wind assets that were not generating during the period due to freezing conditions, net of hedging initiatives. The total consolidated impact of the Texas winter storm, net of the $52 million of revenues noted above, amounted to a $28 million loss, of which Brookfield Renewable’s share was not material.
Management service costs totaling $288 million represents an increase of $53 million over the same period in the prior year due to the growth of our business.
Interest expense totaling $981 million represents an increase of $5 million over the same period in the prior year due to the growth of our business and the foreign exchange movements noted above, partly offset by the benefit of recent refinancing activities that reduced our average cost of borrowing.
Depreciation expense totaling $1,501 million represents an increase of $134 million over the same period in the prior year due to the growth of our business and the impact of foreign exchange movements.

Income tax expense totaling $14 million represents an increase of $161 million over the same period in the prior year due to a new tax legislation that was passed during the period that impacted deferred taxes at our Colombian business.
Net loss totaling $66 million represents an increase of $21 million over the same period in the prior year due to the above noted items.
Prior Year Variance Analysis (2020 vs 2019)
Revenues totaling $3,810 million represents a decrease of $161 million over the same period in the prior year. Growth from acquired facilities contributed 1,303 GWh of generation and $213 million of revenues, which was partially offset by recently completed asset sales that reduced generation by 534 GWh and revenues by $79 million. On a same store, local currency basis, revenues decreased $107 million primarily due to lower generation relative to long-term average and the prior year when we experienced above-average hydrology conditions, which was partly offset by higher average pricing which benefited from inflation indexation of our contracts and re-contracting initiatives.
The strengthening of the U.S. dollar relative to the same prior period in the prior year, primarily against the Brazilian real and Colombian peso, reduced revenues by approximately $188 million, which was partially offset by a $139 million favorable foreign exchange impact on our operating, interest and depreciation expenses.
Direct operating costs totaling $1,274 million represents an increase of $11 million over the same period in the prior year due to cost reduction initiatives across our business and the impact of foreign exchange movements noted above being more than offset by higher power purchases, which are passed through to our customers, and additional costs due to growth from our recently acquired and commissioned facilities.
Management service costs totaling $235 million represents an increase of $100 million over the same period in the prior year due to the growth of our business.
Interest expense totaling $976 million represents a decrease of $25 million over the same period in the prior year due to the benefit of recent refinancing activities that reduced our average cost of borrowing and the foreign exchange movements noted above.
Net loss totaling $45 million represents a decrease of $125 million over the same period in the prior year due to the above noted items.

PART 3 – ADDITIONAL CONSOLIDATED FINANCIAL INFORMATION
SUMMARY CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
The following table provides a summary of the key line items on the audited annual consolidated statements of financial position as at December 31:

(MILLIONS)	2021	2020
Assets held for sale	$58	$57
Current assets	2,861	1,742
Equity-accounted investments	1,107	971
Property, plant and equipment, at fair value	49,432	44,590
Total assets	55,867	49,722
Liabilities directly associated with assets held for sale	6	14
Corporate borrowings	2,149	2,135
Non-recourse borrowings	19,380	15,947
Deferred income tax liabilities	6,215	5,515
Total liabilities and equity	55,867	49,722
	FX rates to USD
C$	1.26	1.27
	€0.88	0.82
R$	5.58	5.20
COP	3,981	3,432
Property, plant and equipment
Property, plant and equipment totaled $49.4 billion as at December 31, 2021 compared to $44.6 billion as at December 31, 2020. The $4.8 billion increase was primarily attributable to a $4.5 billion annual revaluation which recognized the benefit of higher power prices across most markets and the expected growth in demand for renewable power. Our acquisitions during the year, including an 845 MW wind portfolio, a distributed generation platform comprised of 360 MW of operating and under construction assets and over 700 MW of development assets in the United States, and our continued investments in the development of power generating assets and our sustaining capital expenditure, all increased property, plant and equipment by $4.6 billion. The increase was partially offset by the sale of a 391 MW wind portfolio in the United States, a 656 MW operating and development wind portfolio in Ireland and a 271 MW development wind portfolio in Scotland, which decreased property, plant and equipment by $1.3 billion, and depreciation expense associated with property, plant and equipment of $1.5 billion for the year. The devaluation of the Brazilian real and the Colombian peso against the U.S. dollar, also resulted in a net decrease to property, plant and equipment of $1.5 billion.
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
Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control of the entities that own certain renewable power generating facilities. Brookfield Renewable has also entered into a voting agreement with its consortium partners in respect of the Colombian business. The voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.
Brookfield Renewable participates with institutional investors in Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV, Brookfield Global Transition Fund and Brookfield Infrastructure Debt Fund (“Private Funds”), each of which is a Brookfield sponsored fund, and in connection therewith, Brookfield Renewable, together with our institutional investors, has access to short-term financing using the Private Funds’ credit facilities.
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
From time to time, Brookfield Reinsurance Partners L.P., an associate of Brookfield, and its associates may take part in financings of Brookfield Renewable, including alongside other market participants. Such financings are non-recourse to Brookfield Renewable and are recorded within Non-recourse borrowings on the consolidated statements of financial position.
Brookfield Asset Management has provided a $400 million committed unsecured revolving credit facility maturing in December 2022 and the interest rate applicable on the borrowed amounts is LIBOR plus up to 1.8%. As at December 31, 2021, there were no draws on the committed unsecured revolving credit facility provided by Brookfield Asset Management. Brookfield Asset Management had also placed funds on deposit with Brookfield Renewable in the amounts of nil as at December 2021 (2020:$325 million). The interest expense on the deposit and draws from the credit facility for the year ended December 31, 2021 was $2 million (2020: $1 million).
In addition to these agreements, Brookfield Renewable and Brookfield have executed other agreements that are described in Note 29 – Related party transactions in our audited annual consolidated financial statements. For a description of certain of our agreements with Brookfield, please see Item 7.B “Related Party Transactions” in our Form 20-F for the annual period ending December 31, 2021.

The following table reflects the related party agreements and transactions in the audited annual consolidated statements of income (loss), for the year ended December 31:

(MILLIONS)	2021	2020	2019
Revenues
Power purchase and revenue agreements	$103	$286	$558
Wind levelization agreement	—	—	1
	$103	$286	$559
Direct operating costs
Energy purchases	$—	$—	$(22)
Energy marketing fee and other services	(8)	(4)	(20)
Insurance services(1)	(26)	(24)	(23)
	$(34)	$(28)	$(65)
Interest expense
Borrowings	$(2)	$(2)	$(7)
Contract balance accretion	(21)	(13)	(8)
	$(23)	$(15)	$(15)
Management service costs	$(288)	$(235)	$(135)
(1)Prior to November 2021, insurance services were paid to external insurance service providers through subsidiaries of Brookfield Asset Management. The fees paid to the subsidiaries of Brookfield Asset Management in 2021 were nil (2020 was nil and 2019: less than $1 million). As of November 2021, Brookfield, through a regulated subsidiary, began providing insurance coverage through third-party commercial insurers for the benefits of certain entities in North America. The premiums charged pursuant to these arrangements are at or lower than market rates, and of the 2021 term premiums to be remitted to Brookfield, $1 million was recorded in the Consolidated statements of income in 2021.

The following table reflects the impact of the related party agreements and transactions on the consolidated balance sheets as at December 31:

(MILLIONS)	Related party	2021	2020
Current assets
Trade receivables and other current assets
Contract asset	Brookfield	$57	$46
Due from related parties
Amounts due from	Brookfield	21	36
	Equity-accounted investments and other	14	20
		35	56
Non-current assets
Other long-term assets
Contract asset	Brookfield	388	409

Amounts due from	Equity-accounted investments and other	142	6
		142	6

Current liabilities
Due to related parties
Amount due to	Brookfield	119	455
	Equity-accounted investments and other	13	21
Accrued distributions payable on LP units, BEPC exchangeable shares and Redeemable/Exchangeable partnership units and GP interest	Brookfield	32	30
		164	506
Non-recourse borrowings
	Brookfield Reinsurance and associates	51	—
	Brookfield	30	15
		81	15
Other long-term liabilities
Amounts due to	Equity-accounted investments, Brookfield Reinsurance and associates and other	34	11
Contract liability	Brookfield	635	602
		$669	$613

EQUITY
General partnership interest in a holding subsidiary held by Brookfield
Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly LP unit distributions exceed specified target levels. As at December 31, 2021, to the extent that LP unit distributions exceed $0.200 per LP unit per quarter, the incentive distribution is 15% of distributions above this threshold. To the extent that quarterly LP unit distributions exceed $0.2253 per LP unit per quarter, the incentive distribution is equal to 25% of distributions above this threshold. Incentive distributions of $80 million were declared during the year ended December 31, 2021 (2020: $65 million).
Preferred equity
The Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) does not have a fixed maturity date and is not redeemable at the option of the holders. As at December 31, 2021, none of the issued Class A, Series 5 and 6 Preference Shares have been redeemed by BRP Equity.
In July 2021, the Toronto Stock Exchange accepted notice of BRP Equity's intention to renew the normal course issuer bid in connection with its outstanding Class A Preference Shares for another year to July 8, 2021, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of the Class A Preference Shares. Shareholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. There were no repurchases of Class A Preference Shares during 2021 in connection with the normal course issuer bid.
Perpetual subordinated notes
In April 2021, Brookfield BRP Holdings (Canada) Inc., a wholly-owned subsidiary of Brookfield Renewable, issued $350 million of perpetual subordinated notes at a fixed rate of 4.625%.
In December 2021, Brookfield BRP Holdings (Canada) Inc., a wholly-owned subsidiary of Brookfield Renewable, issued $260 million of perpetual subordinated notes at a fixed rate of 4.875%.
The perpetual subordinated notes are classified as a separate class of non-controlling interest on Brookfield Renewable's consolidated statements of financial position. Brookfield Renewable incurred interest of $12 million on the perpetual subordinated notes during the year ended December 31, 2021 (2020: nil). Interest incurred on the perpetual subordinated notes are presented as distributions in the consolidated statements of changes in equity. The carrying value of the perpetual subordinated notes, net of transaction costs, is $592 million as at December 31, 2021.
Preferred limited partners’ equity
The Class A Preferred Limited Partnership Units (“Preferred units”) of Brookfield Renewable do not have a fixed maturity date and are not redeemable at the option of the holders. As at December 31, 2021, none of the Class A, Series 5 Preferred Limited Partnership Units have been redeemed by Brookfield Renewable.
In the third quarter of 2021, Brookfield Renewable redeemed all of the outstanding Series 9 Preferred Limited Partnership Units for C$200 million or C$25 per Series 9 Preferred Limited Partnership Unit.
In July 2021, the Toronto Stock Exchange accepted notice of Brookfield Renewable's intention to renew the normal course issuer bid in connection with the outstanding Preferred units for another year to July 8, 2022, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of its Preferred units. Preferred unit holders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. There were no repurchases of Preferred units during 2021 in connection with the normal course issuer bid.
Subsequent to year-end, in January 2022, Brookfield Renewable redeemed all of the outstanding Series 5 Preferred Limited Partnership Units for C$73 million or C$25.25 per Series 5 Preferred Limited Partnership Unit.
Limited partners’ equity, Redeemable/Exchangeable partnership units, and BEPC exchangeable shares
As at December 31, 2021, Brookfield Asset Management owns, directly and indirectly 308,051,190 LP units, Redeemable/Exchangeable partnership units and BEPC exchangeable shares, on a combined basis, representing approximately 48% of Brookfield Renewable on a fully-exchanged basis (assuming the exchange of Redeemable/Exchangeable partnership units and BEPC exchangeable shares) and the remaining approximately 52% is held by public investors.
During the year ended December 31, 2021, Brookfield Renewable issued 230,304 LP units (2020: 182,966 LP units) under the distribution reinvestment plan at a total value of $9 million (2020: $6 million).
During the year ended December 31, 2021, exchangeable shareholders of BEPC exchanged 16,071 BEPC exchangeable shares (2020: 136,517 BEPC exchangeable shares) for an equivalent number of LP units at a total value of $1 million (2020: $2 million).
In December 2021, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units and outstanding BEPC exchangeable shares. Brookfield Renewable is authorized to repurchase up to 13,750,520 LP units and 8,610,184 BEPC exchangeable shares, representing 5% of each of its issued and outstanding LP units and BEPC exchangeable shares. The bids will expire on December 15, 2022, or earlier should Brookfield Renewable complete its repurchases prior to such date. There were no LP units or BEPC exchangeable shares repurchased during the years ended December 31, 2021 and 2020.

PART 4 – FINANCIAL PERFORMANCE REVIEW ON PROPORTIONATE INFORMATION
SEGMENTED DISCLOSURES
Segmented information is prepared on the same basis that Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) manages the business, evaluates financial results, and makes key operating decisions. See “Part 9 – Presentation to Stakeholders and Performance Measurement” for information on segments and an explanation on the calculation and relevance of proportionate information, Adjusted EBITDA and Funds From Operations which are non-IFRS measures.
PROPORTIONATE RESULTS FOR THE YEAR ENDED DECEMBER 31
The following chart reflects the generation and summary financial figures on a proportionate basis for the year ended December 31:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA(2)		Funds From Operations
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Hydroelectric
North America	10,470	11,863	12,167	12,166	$804	$824	$528	$562	$380	$420
Brazil	3,626	3,663	4,004	4,004	169	175	155	177	131	152
Colombia	3,950	2,999	3,555	3,488	224	211	159	131	128	90
	18,046	18,525	19,726	19,658	1,197	1,210	842	870	639	662
Wind
North America	4,009	3,560	5,051	4,239	370	263	277	196	200	123
Europe	1,029	908	1,077	1,002	125	105	187	96	164	79
Brazil	589	552	670	671	29	27	23	24	17	17
Asia	469	428	451	443	32	28	24	25	15	18
	6,096	5,448	7,249	6,355	556	423	511	341	396	237
Solar	1,777	1,284	2,016	1,510	348	245	298	232	185	139
Energy transition(1)	1,231	795	861	475	314	169	214	130	162	103
Corporate	—	—	—	—	—	—	11	41	(448)	(334)
Total	27,150	26,052	29,852	27,998	$2,415	$2,047	$1,876	$1,614	$934	$807
(1)Actual generation includes 442 GWh (2020: 375 GWh) from facilities that do not have a corresponding long-term average. See PART 9 – Presentation to Stakeholders’ for why we do not consider long-term average for certain of our facilities.
(2)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

HYDROELECTRIC OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for hydroelectric operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2021	2020
Revenue	$1,197	$1,210
Other income	77	105
Direct operating costs	(432)	(445)
Adjusted EBITDA	842	870
Interest expense	(191)	(191)
Current income taxes	(12)	(17)
Funds From Operations	$639	$662

Generation (GWh) – LTA	19,726	19,658
Generation (GWh) – actual	18,046	18,525
The following table presents our proportionate results by geography for hydroelectric operations for the year ended December 31:

	Actual Generation (GWh)		Average revenue per MWh(1)		Adjusted EBITDA		Funds From Operations
(MILLIONS, EXCEPT AS NOTED)	2021	2020	2021	2020	2021	2020	2021	2020
North America
United States	8,485	9,104	$73	$59	$403	$399	$304	$305
Canada	1,985	2,759	82	77	125	163	76	115
	10,470	11,863	76	71	528	562	380	420
Brazil	3,626	3,663	47	53	155	177	131	152
Colombia(2)	3,950	2,999	61	60	159	131	128	90
Total	18,046	18,525	$66	$67	$842	$870	$639	$662
(1)Includes realized foreign exchange hedge gains of approximately $23 million included in other income.
(2)Average revenue per MWh was adjusted to net the impact of power purchases.
North America
Funds From Operations at our North American business were $380 million in 2021 versus $420 million in the prior year as higher average revenue per MWh due to the benefits from inflation indexation, generation mix and higher market prices were more than offset by lower generation that was 12% below prior year primarily at our hydroelectric facilities in Ontario, partly offset by stronger generation in New York.
Brazil
Funds From Operations at our Brazilian business were $131 million in 2021 versus $152 million in the prior year. On a local currency basis, Funds From Operations were 10% lower than the prior year as the benefit of inflation indexation and recontracting initiatives was more than offset by lower system-wide hydrology. Funds From Operations were also impacted by the weakening of the Brazilian real versus the U.S. dollar.
Colombia
Funds From Operations at our Colombian business were $128 million in 2021 versus $90 million in the prior year as the benefit from higher generation (11% above long-term average) and higher average revenue per MWh on our contracted generation due to inflation indexation and recontracting initiatives were partly offset by lower market prices realized on our uncontracted generation compared to prior year where market prices were high due to unseasonably low system-wide hydrology. Funds From Operations also benefited from the acquisition of 189 MW of hydroelectric facilities during the year ($16 million and 67 GWh).
WIND OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for wind operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2021	2020
Revenue	$556	$423
Other income	126	43
Direct operating costs	(171)	(125)
Adjusted EBITDA	511	341
Interest expense	(109)	(100)
Current income taxes	(6)	(4)
Funds From Operations	$396	$237

Generation (GWh) – LTA	7,249	6,355
Generation (GWh) – actual	6,096	5,448
The following table presents our proportionate results by geography for wind operations for the year ended December 31:

	Actual Generation (GWh)		Average revenue per MWh		Adjusted EBITDA		Funds From Operations
(MILLIONS, EXCEPT AS NOTED)	2021	2020	2021	2020	2021	2020	2021	2020
North America
United States(1)	2,942	2,426	$91	$69	$197	$108	$146	$57
Canada	1,067	1,134	95	91	80	88	54	66
	4,009	3,560	92	76	277	196	200	123
Europe	1,029	908	121	118	187	96	164	79
Brazil	589	552	49	50	23	24	17	17
Asia	469	428	71	71	24	25	15	18
Total	6,096	5,448	$92	$80	$511	$341	$396	$237
(1)Average revenue per MWh adjusted to exclude the impact of the Texas weather event in February 2021 was $78 per MWh.
North America
Funds From Operations at our North American business were $200 million in 2021 versus $123 million in the prior year due to growth from our increased ownership in TerraForm Power and other acquisitions, net of asset sales and a gain on the sale of development assets in the United States ($70 million and 799 GWh). On a same store basis, Funds From Operations were higher than the prior year as the benefit of higher average revenue per MWh due to generation mix in higher priced markets was partly offset by lower resource in Canada.
Europe
Funds From Operations at our European business were $164 million in 2021 versus $79 million in the prior year primarily due to growth from our increased ownership in TerraForm Power and other acquisitions, net of asset sales and a gain on the sale of our development assets in Ireland and Scotland ($78 million and 61 GWh). On a same store basis, Funds From Operations were higher than prior year primarily due to higher market prices in Spain and higher resource.

Brazil
Funds From Operations at our Brazilian business of $17 million was consistent with the prior year. On a local currency basis, Funds From Operations was 5% higher than the prior year due to the benefit from inflation indexation of our contracts and favorable resource. The increase was fully offset by the weakening of the Brazilian real versus the U.S. dollar.
Asia
Funds From Operations at our Asian wind business were $15 million in 2021 versus $18 million in the prior year as the benefit from favorable resources was more than offset by higher interest expense as a result of upfinancing initiatives to right size the capital structure.
SOLAR OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for solar operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2021	2020
Revenue	$348	$245
Other income	39	50
Direct operating costs	(89)	(63)
Adjusted EBITDA	298	232
Interest expense	(111)	(90)
Current income taxes	(2)	(3)
Funds From Operations	$185	$139

Generation (GWh) – LTA	2,016	1,510
Generation (GWh) – actual	1,777	1,284
Funds From Operations at our solar business were $185 million in 2021 versus $139 million in the prior year primarily due to the contribution from our increased ownership in TerraForm Power, newly commissioned facilities and other acquisitions during the year, net of asset sales and disposition gains that benefited the prior year ($35 million and 441 GWh). On a same store basis, Fund From Operations were higher than prior year primarily due to favorable resource and higher market price at our Spanish assets.
ENERGY TRANSITION OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for energy transition business for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2021	2020
Revenue	$314	$169
Other income	18	22
Direct operating costs	(118)	(61)
Adjusted EBITDA	214	130
Interest expense	(49)	(25)
Current income taxes	(3)	(2)
Funds From Operations	$162	$103

Generation (GWh) – LTA	861	475
Generation (GWh) – actual(1)	1,231	795
(1) Actual generation includes 442 GWh (2020: 375 GWh) from facilities that do not have a corresponding long-term average. See PART 9 – Presentation to Stakeholders’ for why we do not consider long-term average for certain of our facilities.

Funds From Operations at our energy transition business were $162 million in 2021 versus $103 million in the prior year due to the contribution from our distributed generation portfolio through our increased ownership in TerraForm Power and other acquisitions ($49 million and 397 GWh). On a same store basis, Fund From Operations increased over prior year due to higher pricing for grid stability services provided by our United Kingdom pumped storage facility on the back of higher and more volatile power prices.
CORPORATE
The following table presents our results for corporate for the year ended December 31:

(MILLIONS)	2021	2020
Other income	$41	$64
Direct operating costs	(30)	(23)
Adjusted EBITDA	11	41
Management service costs	(288)	(217)
Interest expense	(78)	(79)
Distributions(1)	(93)	(79)
Funds From Operations	$(448)	$(334)
Deferred taxes and other	(5)	(227)
Net loss	$(453)	$(561)
(1)Distributions on Preferred Units, Class A Preference Shares and Perpetual Subordinated Notes.
Management service costs totaling $288 million increased $71 million compared to the prior year due to the growth of our business.

PROPORTIONATE RESULTS FOR THE YEAR ENDED DECEMBER 31, 2020 AND 2019
The following chart reflects the generation and summary financial figures on a proportionate basis for the year ended December 31:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA(2)		Funds From Operations
	2020	2019	2020	2019	2020	2019	2020	2019	2020	2019
Hydroelectric
North America	11,863	13,118	12,166	12,238	$824	$905	$562	$622	$420	$459
Brazil	3,663	3,707	4,004	3,996	175	234	177	181	152	150
Colombia	2,999	3,096	3,488	3,488	211	237	131	144	90	101
	18,525	19,921	19,658	19,722	1,210	1,376	870	947	662	710
Wind
North America	3,560	2,969	4,239	3,556	263	223	196	163	123	98
Europe	908	904	1,002	996	105	95	96	67	79	48
Brazil	552	630	671	647	27	37	24	28	17	19
Asia	428	291	443	290	28	20	25	16	18	10
	5,448	4,794	6,355	5,489	423	375	341	274	237	175
Solar	1,284	773	1,510	782	245	138	232	126	139	74
Energy transition(1)	795	550	475	196	169	132	130	87	103	70
Corporate	—	—	—	—	—	—	41	10	(334)	(268)
Total	26,052	26,038	27,998	26,189	$2,047	$2,021	$1,614	$1,444	$807	$761
(1)Actual generation includes 375 GWh (2019: 374 GWh) from facilities that do not have a corresponding long-term average. See PART 9 – Presentation to Stakeholders’ for why we do not consider long-term average for certain of our facilities.
(2)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

HYDROELECTRIC OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for hydroelectric operations the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2020	2019
Revenue	$1,210	$1,376
Other income	105	22
Direct operating costs	(445)	(451)
Adjusted EBITDA	870	947
Interest expense	(191)	(210)
Current income taxes	(17)	(27)
Funds From Operations	$662	$710

Generation (GWh) – LTA	19,658	19,722
Generation (GWh) – actual	18,525	19,921
The following table presents our proportionate results by geography for hydroelectric operations for the year ended December 31:

	Actual Generation (GWh)		Average revenue Per MWh(1)		Adjusted EBITDA		Funds From Operations
(MILLIONS, EXCEPT AS NOTED)	2020	2019	2020	2019	2020	2019	2020	2019
North America
United States	9,104	10,525	$59	$66	$399	$473	$305	$358
Canada	2,759	2,593	77	74	163	149	115	101
	11,863	13,118	71	68	562	622	420	459
Brazil	3,663	3,707	53	63	177	181	152	150
Colombia(2)	2,999	3,096	60	55	131	144	90	101
Total	18,525	19,921	$67	$65	$870	$947	$662	$710
(1)Includes realized foreign exchange hedge gains of approximately $40 million included in other income.
(2)Average revenue per MWh was adjusted to net the impact of power purchases.
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
Brazil
Funds From Operations at our Brazilian business were $152 million in 2020 versus $150 million in the prior year. On a local currency basis, Funds From Operations increased 32% versus the prior year primarily due to cost reduction initiatives, higher average revenue per MWh due to inflation indexation and recontracting initiatives, and a positive ruling regarding historical under allocations of generation to our facilities under the centralized pooling mechanism in Brazil. The increase was partly offset by the weakening of the Brazilian real versus the U.S. dollar.
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
WIND OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for wind operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2020	2019
Revenue	$423	$375
Other income	43	6
Direct operating costs	(125)	(107)
Adjusted EBITDA	341	274
Interest expense	(100)	(96)
Current income taxes	(4)	(3)
Funds From Operations	$237	$175

Generation (GWh) – LTA	6,355	5,489
Generation (GWh) – actual	5,448	4,794
The following table presents our proportionate results by geography for wind operations for the year ended December 31:

	Actual Generation (GWh)		Average revenue per MWh(1)		Adjusted EBITDA		Funds From Operations
(MILLIONS, EXCEPT AS NOTED)	2020	2019	2020	2019	2020	2019	2020	2019
North America
United States	2,426	1,897	$69	$67	$108	$85	$57	$45
Canada	1,134	1,072	91	90	88	78	66	53
	3,560	2,969	76	75	196	163	123	98
Europe	908	904	118	105	96	67	79	48
Brazil	552	630	50	59	24	28	17	19
Asia	428	291	71	69	25	16	18	10
Total	5,448	4,794	$80	$78	$341	$274	$237	$175
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
Brazil
Funds From Operations at our Brazilian business were $17 million in 2020 versus$19 million in the prior year. On a local currency basis, Funds From Operations increased by 17% over the prior year due to inflation indexation of our contracts and cost reduction initiatives that were partly offset by lower resource. The increase was more than offset by the weakening of the Brazilian real versus the U.S. dollar.
Asia
Funds From Operations at our Asian wind business were $18 million in 2020 versus $10 million in the prior year. The increase is due to higher revenue per MWh attributable to the inflation indexation of our contracts, higher margin from our cost reduction initiatives and contribution from growth following the acquisition of 210 MW in India and 200 MW in China ($4 million and 137 GWh).
SOLAR OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for solar operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2020	2019
Revenue	$245	138
Other income	50	16
Direct operating costs	(63)	(28)
Adjusted EBITDA	232	126
Interest expense	(90)	(52)
Current income taxes	(3)	—
Funds From Operations	$139	$74

Generation (GWh) – LTA	1,510	782
Generation (GWh) – actual	1,284	773
Funds From Operations at our solar business increased to $139 million in 2020 from $74 million in the prior year, primarily due to the contribution from our increased ownership in TerraForm Power and other acquisitions, net of disposals of assets in South Africa and Thailand ($45 million and 570 GWh).
ENERGY TRANSITION OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for energy transition business for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2020	2019
Revenue	$169	$132
Other income	22	11
Direct operating costs	(61)	(56)
Adjusted EBITDA	130	87
Interest expense	(25)	(16)
Current income taxes	(2)	(1)
Funds From Operations	$103	$70

Generation (GWh) – LTA	475	196
Generation (GWh) – actual(1)	795	550
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

RECONCILIATION OF NON-IFRS MEASURES
The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the year ended December 31, 2021:

	Attributable to Unitholders
	Hydroelectric			Wind				Solar	Energy transition	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Net income (loss)	$31	$56	$222	$(248)	$145	$(12)	$27	$6	$64	$(357)	$(66)
Add back or deduct the following:
Depreciation	368	74	103	411	110	39	37	263	94	2	1,501
Deferred income tax expense (recovery)	(49)	(2)	175	(46)	3	2	4	(34)	(9)	(73)	(29)
Foreign exchange and financial instrument loss (gain)	74	2	(29)	46	(16)	12	(2)	(23)	4	(36)	32
Other(1)	(6)	13	39	119	25	19	(12)	92	55	109	453
Management service costs	—	—	—	—	—	—	—	—	—	288	288
Interest expense	255	33	119	167	22	24	34	187	48	92	981
Current income tax expense (recovery)	3	9	13	—	5	3	5	5	—	—	43
Amount attributable to equity accounted investments and non-controlling interests(2)	(148)	(30)	(483)	(172)	(107)	(64)	(69)	(198)	(42)	(14)	(1,327)
Adjusted EBITDA	528	155	159	277	187	23	24	298	214	11	1,876
(1)Refer to Note 9 - Other in the Audited Consolidated Financial Statements for more details on the Other balance, and includes Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term.
(2)Amount attributable to equity accounted investments corresponds to the adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our partnership is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our partnership.

The following table reflects Adjusted EBITDA and Funds From Operations and provides a reconciliation to net income (loss) for the year ended December 31, 2020:

	Attributable to Unitholders
	Hydroelectric			Wind				Solar	Energy transition	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Net income (loss)	$102	$110	$263	$(76)	$(15)	$16	$18	$(27)	$64	$(500)	$(45)
Add back or deduct the following:
Depreciation	343	80	90	334	137	40	36	227	75	5	1,367
Deferred income tax expense (recovery)	(38)	(5)	12	(37)	(10)	—	(5)	(26)	(8)	(96)	(213)
Foreign exchange and financial instrument loss (gain)	4	(13)	(20)	(74)	13	(7)	(2)	(16)	5	(17)	(127)
Other(1)	46	31	(3)	28	33	14	7	129	45	318	648
Management service costs	—	—	—	—	—	—	—	—	—	235	235
Interest expense	252	26	122	163	30	26	32	201	30	94	976
Current income tax expense (recovery)	(1)	9	47	—	3	3	2	1	—	2	66
Amount attributable to equity accounted investments and non-controlling interests(2)	(146)	(61)	(380)	(142)	(95)	(68)	(63)	(257)	(81)	—	(1,293)
Adjusted EBITDA	$562	$177	$131	$196	$96	$24	$25	$232	$130	$41	$1,614
(1)Refer to Note 9 - Other in the Audited Consolidated Financial Statements for more details on the Other balance, and includes Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term.
(2)Amount attributable to equity accounted investments corresponds to the adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our partnership is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our partnership.

The following table reflects Adjusted EBITDA and Funds From Operations and provides a reconciliation to net income (loss) for the year ended December 31, 2019:

	Attributable to Unitholders
	Hydroelectric			Wind				Solar	Energy transition	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Net income (loss)	$178	$65	$292	$(191)	$(12)	$8	$12	$(3)	$(20)	$(249)	$80
Add back or deduct the following:
Depreciation	323	99	89	323	136	46	17	165	71	2	1,271
Deferred income tax expense (recovery)	21	(4)	19	(13)	(17)	—	3	5	2	(43)	(27)
Foreign exchange and financial instrument loss (gain)	(18)	4	9	(14)	28	8	1	—	1	17	36
Other(1)	5	9	4	68	20	(8)	2	94	60	49	303
Management service costs	—	—	—	—	—	—	—	—	—	135	135
Interest expense	262	29	144	179	53	23	21	136	55	99	1,001
Current income tax expense (recovery)	4	12	40	—	5	5	1	1	2	—	70
Amount attributable to equity accounted investments and non-controlling interests(2)	(153)	(33)	(453)	(189)	(146)	(54)	(41)	(272)	(84)	—	(1,425)
Adjusted EBITDA	622	181	144	163	67	28	16	126	87	10	1,444
(1)Refer to Note 9 - Other in the Audited Consolidated Financial Statements for more details on the Other balance, and includes Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term.
(2)Amount attributable to equity accounted investments corresponds to the adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our partnership is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our partnership.

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Funds From Operations for the years indicated:

(MILLIONS)	2021	2020	2019
Net income (loss)	$(66)	$(45)	$80
Add back or deduct the following:
Depreciation	1,501	1,367	1,271
Deferred income tax (recovery) expense	(29)	(213)	(27)
Foreign exchange and financial instruments loss (gain)	32	(127)	36
Other(1)	453	648	303
Amount attributable to equity accounted investments and non-controlling interest(2)	(957)	(823)	(902)
Funds From Operations	$934	$807	$761
(1)Refer to Note 9 - Other in the Audited Consolidated Financial Statements for more details on the Other balance, and includes Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term.
(2)Amount attributable to equity accounted investments corresponds to the Funds From Operations that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Funds From Operations attributable to non-controlling interest, our partnership is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to our partnership.
The following table reconciles the per unit non-IFRS financial measures to the most directly comparable IFRS measures. Basic earnings per LP unit is reconciled to Funds From Operations per Unit, for the years indicated:

	2021	2020	2019
Basic loss per LP unit(1)	$(0.69)	$(0.61)	$(0.26)
Depreciation	1.43	1.24	1.10
Foreign exchange and financial instruments loss (gain)	0.20	0.06	0.05
Deferred income tax (recovery) expense	(0.21)	(0.29)	(0.05)
Other	0.72	0.92	0.46
Funds From Operations per Unit(2)	$1.45	$1.32	$1.30
(1)During the year ended December 31, 2021, on average there were 274.9 million LP units outstanding (2020: 271.1 million, 2019: 268.3 million).
(2)Average units outstanding, for the year ended December 31, 2021, were 645.6 million (2020: 609.5 million, 2019: 583.5 million), being inclusive of GP interest, Redeemable/Exchangeable partnership units, LP units, and BEPC exchangeable shares.

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
The following table sets out our contracts over the next five years for generation output in North America, Europe and certain other countries, assuming long-term average on a proportionate basis. The table excludes Brazil and Colombia, where we would expect the energy associated with maturing contracts to be re-contracted in the normal course given the construct of the respective power markets. In these countries we currently have a contracted profile of approximately 90% and 77%, respectively, of the long-term average and we would expect to maintain this going forward. Overall, our portfolio has a weighted-average remaining contract duration of 15 years on a proportionate basis.

(GWh, except as noted)	2022	2023	2024	2025	2026
Hydroelectric
North America
United States(1)	7,078	6,067	5,319	5,121	4,567
Canada	3,620	3,541	3,528	3,528	3,528
	10,698	9,608	8,847	8,649	8,095
Wind
North America
United States	2,814	2,814	2,250	2,250	2,196
Canada	1,352	1,352	1,352	1,352	1,264
	4,166	4,166	3,602	3,602	3,460
Europe	902	907	907	906	906
Asia	459	459	436	436	459
	5,527	5,532	4,945	4,944	4,825
Solar – Utility	1,790	1,871	1,867	1,862	1,858
Energy transition	857	854	842	837	829
Contracted on a proportionate basis	18,872	17,865	16,501	16,292	15,607
Uncontracted on a proportionate basis	2,039	3,043	4,407	4,616	5,301
Long-term average on a proportionate basis	20,911	20,908	20,908	20,908	20,908
Non-controlling interests	16,690	16,690	16,690	16,690	16,690
Total long-term average	37,601	37,598	37,598	37,598	37,598
Contracted generation as a % of total generation on a proportionate basis	90%	85%	79%	78%	75%
Price per MWh – total generation on a proportionate basis	$85	$88	$91	$92	$94
(1)Includes generation of 1,974 GWh for 2022 , 943 GWh for 2023, and 173 GWh for 2024 secured under financial contracts.
Weighted-average remaining contract durations on a proportionate basis are 17 years in North America, 13 years in Europe, 11 years in Brazil, 3 years in Colombia, and 18 years across our remaining jurisdictions.
In North America, over the next five years, a number of contracts will expire at our hydroelectric facilities. Based on current market prices for energy and ancillary products, we expect a net positive impact to cash flows.
In our Colombian portfolio, we continue to focus on securing long-term contracts while maintaining a certain percentage of uncontracted generation so as to mitigate hydrology risk.

The majority of Brookfield Renewable’s long-term power purchase agreements within our North American and European businesses are with investment-grade rated or creditworthy counterparties. The economic exposure of our contracted generation on a proportionate basis is distributed as follows: power authorities (41%), distribution companies (21%), industrial users (23%) and Brookfield (15%).

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
The following table summarizes our capitalization as at December 31:

	Corporate		Consolidated
(MILLIONS, EXCEPT AS NOTED)	2021	2020	2021	2020
Corporate credit facility(1)	$—	$—	$—	$—
Commercial paper(1)	—	3	—	3
Debt
Medium term notes(2)	2,156	2,140	2,156	2,140
Non-recourse borrowings(3)	—	—	19,352	16,006
	2,156	2,140	21,508	18,146
Deferred income tax liabilities, net(4)	—	—	6,018	5,310
Equity
Non-controlling interest	—	—	12,303	11,100
Preferred equity	613	609	613	609
Perpetual subordinated notes	592	—	592	—
Preferred limited partners’ equity(5)	832	1,028	832	1,028
Unitholders’ equity	9,607	9,030	9,607	9,030
Total capitalization	$13,800	$12,807	$51,473	$45,223
Debt-to-total capitalization	16%	17%	42%	40%
Debt-to-total capitalization (market value)(6)	8%	6%	33%	27%
(1)Draws on corporate credit facilities and commercial paper issuances are excluded from the debt-to-total capitalization ratios as they are not a permanent source of capital.
(2)Medium term notes are unsecured and guaranteed by Brookfield Renewable and excludes $7 million (2020: $8 million) of deferred financing fees, net of unamortized premiums.
(3)Consolidated non-recourse borrowings include $30 million (2020: $15 million) borrowed under a subscription facility of a Brookfield sponsored private fund and excludes $132 million (2020: $122 million) of deferred financing fees and $160 million (2020: $63 million) of unamortized premiums.
(4)Deferred income tax liabilities less deferred income tax assets.
(5)Preferred limited partners' equity as at December 31, 2021 is adjusted to reflect the redemption of C$72 million Series 5 Preferred Units that was completed on January 31, 2021.
(6)Based on market values of Preferred equity, Perpetual subordinated notes, Preferred limited partners’ equity and Unitholders’ equity.

AVAILABLE LIQUIDITY
The following table summarizes the available liquidity as at December 31:

(MILLIONS)	2021	2020
Brookfield Renewable's share of cash and cash equivalents	$540	$291
Investments in marketable securities	151	183
Corporate credit facilities
Authorized credit facilities	2,375	2,150
Draws on credit facilities(1)	(24)	—
Authorized letter of credit facility	400	400
Issued letters of credit	(289)	(300)
Available portion of corporate credit facilities	2,462	2,250
Available portion of subsidiary credit facilities on a proportionate basis	916	546
Available liquidity	$4,069	$3,270
(1)Relates to letter of credit issued on Brookfield Renewable’s corporate credit facilities of $1,975 million.
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
BORROWINGS
The composition of debt obligations, overall maturity profile, and average interest rates associated with our borrowings and credit facilities on a proportionate basis as at December 31 is presented in the following table:

	2021			2020
	Weighted-average			Weighted-average
(MILLIONS, EXCEPT AS NOTED)	Interest rate %	Term (years)	Total	Interest rate %	Term (years)	Total
Corporate borrowings
Medium term notes	3.9	13	$2,156	3.9	14	$2,140
Credit facilities	N/A	5	—	N/A	4	—
Commercial paper	N/A	N/A	—	0.4	<1	3
Proportionate non-recourse borrowings(1)
Hydroelectric	4.9	12	4,913	4.6	9	4,123
Wind	3.9	9	2,371	3.9	10	2,540
Solar	3.3	13	2,736	3.3	13	2,534
Energy transition	3.6	11	996	4.0	11	864
	4.2	13	11,016	4.0	11	10,061
			$13,172			$12,204
Proportionate unamortized financing fees, net of unamortized premiums			(28)			(45)
			13,144			12,159
Equity-accounted borrowings			(351)			(332)
Non-controlling interests			8,736			6,255
As per IFRS Statements			$21,529			$18,082
(1)See “Part 9 – Presentation to Stakeholders and Performance Measurement” for information on proportionate debt.

The following table summarizes our undiscounted principal repayments, scheduled amortization and interest repayable on a proportionate basis as at December 31, 2021:

(MILLIONS)	2022	2023	2024	2025	2026	Thereafter	Total
Debt principal repayments(1)
Medium term notes(2)	$—	$—	$—	$317	$—	$1,839	$2,156
Non-recourse borrowings
Credit facilities	4	—	23	—	—	—	27
Hydroelectric	49	413	78	352	291	2,209	3,392
Wind	6	135	—	—	84	422	647
Solar	16	135	7	5	39	384	586
Energy transition	—	52	6	152	—	239	449
	75	735	114	509	414	3,254	5,101
Amortizing debt principal repayments
Non-recourse borrowings
Hydroelectric	105	102	105	102	151	933	1,498
Wind	174	169	203	172	163	844	1,725
Solar	227	148	141	138	143	1,348	2,145
Energy transition	63	146	41	32	27	238	547
	569	565	490	444	484	3,363	5,915
Total	$644	$1,300	$604	$1,270	$898	$8,456	$13,172
Interest payable(1)(3)
Corporate borrowings(1)	$83	$83	$83	$77	$71	$664	$1,061
Non-recourse borrowings
Hydroelectric	211	208	203	179	154	1,630	2,585
Wind	93	85	76	69	59	171	553
Solar	99	87	77	73	67	286	689
Energy transition	33	31	30	25	18	64	201
	436	411	386	346	298	2,151	4,028
Total	$519	$494	$469	$423	$369	$2,815	$5,089
(1)Draws on corporate credit facilities and commercial paper issuances are excluded from the debt repayment schedule as they are not a permanent source of capital.
(2)Medium term notes are unsecured and guaranteed by Brookfield Renewable and excludes $7 million (2020: $8 million) of deferred financing fees, net of unamortized premiums.
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
To fund large scale development projects and acquisitions, we will evaluate a variety of capital sources including proceeds from selling mature businesses, in addition to raising money in the capital markets through equity, debt and preferred share issuances. Furthermore, we have $2.38 billion committed revolving credit facilities available for investments and acquisitions, as well as funding the equity component of organic growth initiatives. The facilities are intended, and have historically been used, as a bridge to a long-term financing strategy rather than a permanent source of capital. We believe these capital sources will be sufficient to permit us to deploy the necessary capital for Brookfield Renewable’s share of the transactions discussed above under “Part 1 - Highlights—Growth and Development”.
CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the key items in the audited annual consolidated statements of cash flows, for the year ended December 31:

(MILLIONS)	2021	2020	2019
Cash flow provided by (used in):
Operating activities before changes in due to or from related parties and net working capital change	$1,448	$1,392	$1,574
Changes in due to or from related parties	2	59	33
Net change in working capital balances	(716)	(155)	(53)
Operating activities	734	1,296	1,554
Financing activities	2,143	(792)	(402)
Investing activities	(2,504)	(426)	(1,211)
Foreign exchange (loss) gain on cash	(35)	13	(6)
(Decrease) increase in cash and cash equivalents	$338	$91	$(65)
Operating Activities
Cash flows provided by operating activities before changes in due to or from related parties and net working capital changes for the year ended December 31, 2021, totaled $1,448 million compared to $1,392 million in 2020 and $1,574 million in 2019, reflecting the strong operating performance of our business during the periods.
The net change in working capital balances shown in the audited annual consolidated statements of cash flows is comprised of the following:

(MILLIONS)	2021	2020	2019
Trade receivables and other current assets	$(515)	$(2)	$(66)
Accounts payable and accrued liabilities	(282)	(91)	17
Other assets and liabilities	81	(62)	(4)
	$(716)	$(155)	$(53)
Financing Activities
Cash flows from financing activities totaled $2,143 million for the year ended December 31, 2021. The strength of our balance sheet and access to diverse sources of capital allowed us to fund the growth of our business and generate $3,225 million of net proceeds from corporate and non-recourse upfinancings, including a C$1.1 billion strategic financing of a Canadian hydro facility concurrent with signing a power purchase agreement with Hydro Quebec and $592 million of net proceeds from the issuance of our inaugural perpetual green subordinated notes. During the year, we redeemed our Series 9 Preferred Limited Partnership Units for $153 million.
Distributions paid during the year ended December 31, 2021, 2020 and 2019 to Unitholders were $854 million, $769 million and $684 million, respectively. We increased our distributions to $1.22 per LP unit in 2021 (2020: $1.16 and 2019: $1.10), representing a 5% increase per LP unit, which took effect in the first quarter of 2021. The distributions paid to preferred shareholders, preferred limited partners’ unitholders, perpetual subordinated noteholders and participating non-controlling interests in operating subsidiaries totaled $900 million, $628 million and $913 million, respectively. Our non-controlling interest contributed capital, net of capital repaid, of $689 million during the year ended December 31, 2021

Cash flows used in financing activities totaled $792 million for the year ended December 31, 2020. Our investment grade balance sheet provided access to multiple sources of capital to fund the growth of our business as discussed below in our investing activities. This included proceeds raised from our inaugural $200 million Series 17 Preferred Units in the United States during the first quarter of 2020, our issuance of C$350 million ($248 million) ten-year corporate green bonds, and C$425 million ($319 million) thirty-year corporate green bonds, the sale of a 40% equity interest in an 852 MW wind portfolio in the United States and net up-financing proceeds received from non-recourse financings, commercial paper and corporate credit facilities, which was more than offset by the repayments of borrowings, including our repayment of C$400 million ($304 million) Series 8 medium term notes prior to maturity.
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
Investing Activities
Cash flows used in investing activities totaled $2,504 million for the year ended December 31, 2021. During the year, we recycled the capital from the sale of wind portfolios in Europe and the United States, which closed in the second and third quarter of 2021 for $379 million and $448 million, respectively, into accretive growth opportunities, investing $1,480 million to acquire, among others, an 845 MW wind portfolio, a distributed generation platform comprised of 360 MW of operating and under construction solar assets with a development pipeline of over 700 MW of development assets in the United States, and a 23% interest in a scale renewable business in Europe with an interest in a 3,000 MW offshore wind development pipeline. Our continued investment in our property, plant and equipment, including the construction of 1,800 MW of solar developments projects in Brazil, of which 357 MW reached commercial operations during the year, and the continuing initiative to repower existing wind power projects, totaled $1,967 million for the year ended December 31, 2021.
Cash flows used in investing activities totaled $426 million for the year ended December 31, 2020. We invested $316 million into our acquisitions, equity-accounted investments and other financial investments, including a 100 MW solar portfolio in Spain, the second tranche of our convertible securities of TransAlta and a portfolio of loans secured by almost 2,500 MW of operating assets from one of the largest non-banking financial companies in India. These investments were partially funded by the proceeds received from the completed sale of 47 MW of wind assets in Ireland completed during the fourth quarter of 2020. Our continued investment in our property, plant and equipment, including the construction of 1,800 MW of shovel-ready solar development projects in Brazil, was $447 million
Cash flows used in investing activities totaled $1,211 million for the year ended December 31, 2019. During the fourth quarter of 2019, we invested $144 million into our equity-accounted investments, including the formation of a 50-50 joint venture in respect of X-Elio. This investment was partially funded by the proceeds received from the completed sales of five of the six projects making up our wind and solar portfolio in South Africa and 191 MW of wind assets in Europe. Our continued investment in our property, plant and equipment was $460 million. The cash used to acquire a 210 MW wind portfolio in India, a 200 MW wind facility in China, and a 320 MW distributed generation solar facility in the United States totaled $983 million, net of cash acquired.

SHARES, NOTES AND UNITS OUTSTANDING
Shares and units outstanding as at December 31 are as follows:

	2021	2020
Class A Preference Shares(1)	31,035,967	31,035,967
Perpetual Subordinated Notes	24,400,000	—
Preferred Units(2)
Balance, beginning of year	52,885,496	44,885,496
Issuance	—	8,000,000
Redemption of preferred LP Units	(8,000,000)	—
Balance, end of year	44,885,496	52,885,496

GP interest	3,977,260	3,977,260

Redeemable/Exchangeable partnership units	194,487,939	194,487,939

BEPC exchangeable shares	172,203,342	172,180,417

LP units
Balance, beginning of year	274,837,890	268,466,704
Issued pursuant to merger with TerraForm Power	—	6,051,704
Distribution reinvestment plan	230,304	182,965
Exchanged for BEPC exchangeable shares	16,071	136,517
Balance, end of year	275,084,265	274,837,890

Total LP units on a fully-exchanged basis(3)	641,775,546	641,506,246
(1)Class A Preference Shares are broken down by series as follows: 6,849,533 Series 1 Class A Preference Shares are outstanding; 3,110,531 Series 2 Class A Preference Shares are outstanding;9,961,399 Series 3 Class A Preference Shares are outstanding; 4,114,504 Series 5 Class A Preference Shares are outstanding; and 7,000,000 Series 6 Class A Preference Shares are outstanding.
(2)Preferred Units are broken down by series and certain series are convertible on a one-for-one basis at the option of the holder as follows: 2,885,496 Series 5 Preferred Units are outstanding; 7,000,000 Series 7 Preferred Units are outstanding (convertible for Series 8 Preferred Units beginning on January 31, 2026); 10,000,000 Series 11 Preferred Units are outstanding (convertible for Series 12 Preferred Units beginning on April 30, 2022); 10,000,000 Series 13 Preferred Units are outstanding (convertible for Series 14 Preferred Units beginning on April 30, 2023); 7,000,000 Series 15 Preferred Units are outstanding (convertible for Series 16 Preferred Units beginning on April 30, 2024); and 8,000,000 Series 17 Preferred Units are outstanding.
(3)The fully-exchanged amounts assume the exchange of all Redeemable/Exchangeable partnership units and BEPC exchangeable shares for LP units.

DIVIDENDS AND DISTRIBUTIONS
The following table summarizes the dividends and distributions declared and paid, for the year ended December 31:

	Declared			Paid
(MILLIONS)	2021	2020	2019	2021	2020	2019
Class A Preference Shares	$26	$25	$26	$26	$25	$26
Perpetual Subordinated Notes	$12	$—	$—	$9	$—	$—
Class A Preferred LP units	$55	$54	$44	$55	$52	$43
Participating non-controlling interests – in operating subsidiaries	$810	$551	$844	$810	$551	$844
GP Interest and incentive distributions	$85	$70	$55	$85	$70	$54
Redeemable/Exchangeable partnership units	$237	$250	$268	$237	$250	$267
BEPC exchangeable shares	$209	$116	$—	$207	$100	$—
LP units	$335	$349	$370	$325	$349	$363
LP unit distributions per unit on an annualized basis were increased as follows:

Date of Increase	Amount of Increase	% Increase	Annual Distribution	Distribution Effective Date
February 2017	$0.05	5%	$1.00	March 2017
February 2018	$0.05	5%	$1.05	March 2018
February 2019	$0.05	5%	$1.10	March 2019
February 2020	$0.06	5%	$1.16	March 2020
February 2021	$0.06	5%	$1.22	March 2021
February 2022	$0.06	5%	$1.28	March 2022

CONTRACTUAL OBLIGATIONS
Please see Note 28 – Commitments, contingencies and guarantees in the audited annual consolidated financial statements for further details on the following:
•Commitments – Water, land, and dams usage agreements, and agreements and conditions on committed acquisitions of operating portfolios and development projects;
•Contingencies – Legal proceedings, arbitrations and actions arising in the normal course of business, and providing for letters of credit; and
•Guarantees – Nature of all the indemnification undertakings
SUPPLEMENTAL FINANCIAL INFORMATION
In April 2021, Brookfield BRP Holdings (Canada) Inc., a wholly-owned subsidiary of Brookfield Renewable, issued $350 million of perpetual subordinated notes at a fixed rate of 4.625%.
In December 2021, Brookfield BRP Holdings (Canada) Inc., a wholly-owned subsidiary of Brookfield Renewable, issued $260 million of perpetual subordinated notes at a fixed rate of 4.875%.
These notes are fully and unconditionally guaranteed, on a subordinated basis by each of Brookfield Renewable Partners L.P., BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Europe Holdings Limited, Brookfield Renewable Investments Limited and BEP Subco Inc (together, the "guarantor subsidiaries"). The other subsidiaries of Brookfield Renewable do not guarantee the securities and are referred to below as the “non-guarantor subsidiaries”.
Pursuant to Rule 13-01 of the SEC's Regulation S-X, the following table provides combined summarized financial information of Brookfield BRP Holdings (Canada) Inc. and the guarantor subsidiaries for the year ended December 31:

(MILLIONS)	2021	2020	2019
Revenues(1)	$—	$—	$—
Gross profit	—	—	—
Dividend income from non-guarantor subsidiaries	562	436	2,578
Net income	532	410	2,429
(1)Brookfield Renewable's total revenues for the year ended December 31, 2021 were $4,096 million (2020: $3,810 million and 2019: $3,971 million).

(MILLIONS)	December 31, 2021	December 31, 2020
Current assets(1)	$1,145	$582
Total assets(2)(3)	2,688	1,958
Current liabilities(4)	7,710	6,544
Total liabilities(5)	7,710	6,758
(1)Amount due from non-guarantor subsidiaries was $904 million (2020: $567 million).
(2)Brookfield Renewable's total assets as at December 31, 2021 and December 31, 2020 were $55,867 million and $49,722 million.
(3)Amount due from non-guarantor subsidiaries was $2,360 million (2020: $1,856 million).
(4)Amount due to non-guarantor subsidiaries was $7,463 million (2020: $6,048 million).
(5)Amount due to non-guarantor subsidiaries was $7,463 million (2020: $6,049 million).
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
Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for reserve accounts. As at December 31, 2021, letters of credit issued amounted to $1,048 million (2020: $716 million).

PART 6 – SELECTED QUARTERLY INFORMATION
HISTORICAL OPERATIONAL AND FINANCIAL INFORMATION

YEAR ENDED DECEMBER 31 (MILLIONS, EXCEPT AS NOTED)	2021	2020	2019
Operational information:
Capacity (MW)	21,049	18,884	18,883
Total generation (GWh)
Long-term average generation	58,913	57,457	53,926
Actual generation	56,629	52,782	52,560
Proportionate generation (GWh)
Long-term average generation	29,852	27,998	26,189
Actual generation	27,150	26,052	26,038
Average revenue ($ per MWh)	87	81	78
Additional financial information:
Net income (loss) attributable to Unitholders	$ (368)	$ (304)	$ (103)
Basic earnings (loss) per LP unit(1)	(0.69)	(0.61)	(0.26)
Proportionate Adjusted EBITDA(2)	1,876	1,614	1,444
Funds From Operations(2)	934	807	761
Funds From Operations per Unit(2)(3)	1.45	1.32	1.30
Distribution per LP unit	1.22	1.16	1.10
YEAR ENDED DECEMBER 31 (MILLIONS, EXCEPT AS NOTED)	2021	2020	2019
Property, plant and equipment, at fair value	$ 49,432	$ 44,590	$ 41,055
Equity-accounted investments	1,107	971	937
Total assets	55,867	49,722	46,196
Total borrowings	21,529	18,082	17,300
Deferred income tax liabilities	6,215	5,515	4,855
Other liabilities	4,127	4,358	3,561
Participating non-controlling interests – in operating subsidiaries	12,303	11,100	11,086
General partnership interest in a holding subsidiary held by Brookfield	59	56	68
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	2,894	2,721	3,317
BEPC exchangeable shares	2,562	2,408	—
Preferred equity	613	609	597
Perpetual subordinated notes	592	—	—
Preferred limited partners’ equity	881	1,028	833
Limited partners’ equity	4,092	3,845	4,579
Total liabilities and equity	55,867	49,722	46,196
Debt-to-total capitalization (market value)(4)	33%	27%	34%
(1)For the year ended December 31, 2021, average LP units totaled 274.9 million (2020: 271.1 million and 2019: 268.3 million)
(2)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure, See “Cautionary Statement Regarding Use of Non-IFRS Measures” and “PART 4 – Financial Performance Review on Proportionate Information – Reconciliation of Non-IFRS Measures”.
(3)Average Units outstanding for the year ended December 31, 2021 totaled 645.6 million (2020: 609.5 million and 2019: 583.5 million) being inclusive of our LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and GP interest.
(4)Based on market values of Preferred equity, Perpetual subordinated notes, Preferred limited partners’ equity and Unitholders’ equity.

SUMMARY OF HISTORICAL QUARTERLY RESULTS
The following is a summary of unaudited quarterly financial information for the last eight consecutive quarters:

	2021				2020
(MILLIONS, EXCEPT AS NOTED)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total Generation (GWh) – LTA	14,946	13,776	16,092	14,099	14,333	13,446	15,527	14,151
Total Generation (GWh) – actual	14,585	13,533	14,683	13,828	13,247	12,007	13,264	14,264
Proportionate Generation (GWh) – LTA	7,197	6,697	8,356	7,602	7,354	6,618	7,309	6,717
Proportionate Generation (GWh) – actual	6,637	6,125	7,013	7,375	6,583	5,753	6,552	7,164
Revenues	$1,091	$966	$1,019	$1,020	$952	$867	$942	$1,049
Net income (loss) attributable to Unitholders	(57)	(115)	(63)	(133)	(120)	(162)	(42)	20
Basic earnings (loss) per LP unit	(0.12)	(0.21)	(0.13)	(0.24)	(0.22)	(0.29)	(0.11)	0.01
Funds From Operations	214	210	268	242	201	157	232	217
Funds From Operations per Unit	0.33	0.33	0.42	0.38	0.31	0.25	0.40	0.37
Distribution per LP unit	0.30	0.30	0.30	0.30	0.29	0.29	0.29	0.29

PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED DECEMBER 31
The following chart reflects the generation and summary financial figures on a proportionate basis for the three months ended December 31:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA(2)		Funds From Operations
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Hydroelectric
North America	2,559	2,514	2,913	2,912	$237	$182	$151	$105	$115	$68
Brazil	810	849	1,007	1,007	38	39	26	63	18	58
Colombia	1,100	966	1,004	977	64	57	42	38	40	23
	4,469	4,329	4,924	4,896	339	278	219	206	173	149
Wind
North America	1,044	1,132	1,195	1,349	98	90	53	58	36	38
Europe	262	339	251	357	35	41	36	51	30	45
Brazil	128	141	168	169	5	6	4	6	4	4
Asia	121	123	113	104	8	8	7	8	4	5
	1,555	1,735	1,727	1,979	146	145	100	123	74	92
Solar	356	304	381	338	68	77	67	84	41	51
Energy transition(1)	257	215	165	141	79	54	52	38	37	26
Corporate	—	—	—	—	—	—	(7)	5	(111)	(117)
Total	6,637	6,583	7,197	7,354	$632	$554	$431	$456	$214	$201
(1)Actual generation includes 90 GWh (2020: 98 GWh) from facilities that do not have a corresponding long-term average. See PART 9 – Presentation to Stakeholders’ for why we do not consider long-term average for certain of our facilities.
(2)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
For the three months ended December 31, 2021, Funds From Operations were $214 million versus $201 million in the prior year. Funds From Operations increased $13 million primarily due to contributions from growth, strong asset availability, and favorable hydroelectric generation, particularly at our assets in the United States.

RECONCILIATION OF NON-IFRS MEASURES
The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the three months ended December 31, 2021:

	Attributable to Unitholders
	Hydroelectric			Wind				Solar	Energy transition	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Net income (loss)	$40	$13	$129	$(97)	$30	$(11)	$21	$(30)	$7	$(69)	$33
Add back or deduct the following:
Depreciation	98	16	26	111	24	9	11	65	21	—	381
Deferred income tax expense (recovery)	(12)	(4)	7	(29)	2	2	—	(23)	(8)	(32)	(97)
Foreign exchange and financial instrument loss (gain)	12	2	—	34	(7)	3	(2)	11	4	(3)	54
Other(1)	2	(5)	—	36	4	6	(17)	39	43	12	120
Management service costs	—	—	—	—	—	—	—	—	—	64	64
Interest expense	69	8	36	40	4	6	9	53	9	21	255
Current income tax expense (recovery)	—	2	(22)	(1)	1	1	2	—	—	—	(17)
Amount attributable to equity accounted investments and non-controlling interests(2)	(58)	(6)	(134)	(41)	(22)	(12)	(17)	(48)	(24)	—	(362)
Adjusted EBITDA	151	26	42	53	36	4	7	67	52	(7)	431
(1)Refer to Note 9 - Other in the Audited Consolidated Financial Statements for more details on the Other balance, and includes Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term.
(2)Amount attributable to equity accounted investments corresponds to the adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our partnership is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our partnership.

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the three months ended December 31, 2020:

	Attributable to Unitholders
	Hydroelectric			Wind				Solar	Energy transition	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Net income (loss)	$6	$67	$78	$36	$29	$5	$(3)	$35	$23	$(281)	$(5)
Add back or deduct the following:
Depreciation	94	19	23	84	32	10	9	48	17	1	337
Deferred income tax expense (recovery)	(38)	(3)	(3)	(34)	(5)	1	1	(20)	(14)	(70)	(185)
Foreign exchange and financial instrument loss (gain)	(10)	2	(7)	(26)	8	(4)	(6)	(71)	10	(11)	(115)
Other(1)	5	1	(3)	(11)	(24)	4	15	73	(4)	258	314
Management service costs	—	—	—	—	—	—	—	—	—	84	84
Interest expense	63	7	30	35	7	6	8	54	9	24	243
Current income tax expense (recovery)	(1)	2	31	—	2	1	1	1	—	—	37
Amount attributable to equity accounted investments and non-controlling interests(2)	(14)	(32)	(111)	(26)	2	(17)	(17)	(36)	(3)	—	(254)
Adjusted EBITDA	$105	$63	$38	$58	$51	$6	$8	$84	$38	$5	$456
(1)Refer to Note 9 - Other in the Audited Consolidated Financial Statements for more details on the Other balance, and includes Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term.
(2)Amount attributable to equity accounted investments corresponds to the adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Adjusted EBITDA attributable to non-controlling interest, our partnership is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to our partnership.

The following table reconciles the non-IFRS financial metrics to the most directly comparable IFRS measures. Net income (loss) is reconciled to Funds From Operations for the three months ended December 31:

(MILLIONS)	2021	2020
Net income (loss)	$33	$(5)
Add back or deduct the following:
Depreciation	381	337
Deferred income tax (recovery) expense	(97)	(185)
Foreign exchange and financial instruments loss (gain)	54	(115)
Other(1)	120	314
Amount attributable to equity accounted investments and non-controlling interest(2)	(277)	(145)
Funds from Operations	$214	$201
(1)Refer to Note 9 - Other in the Audited Consolidated Financial Statements for more details on the Other balance, and includes Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term.
(2)Amount attributable to equity accounted investments corresponds to the Funds From Operations that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries. By adjusting Funds From Operations attributable to non-controlling interest, our partnership is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to our partnership.
The following table reconciles the per unit non-IFRS
The following table reconciles the per Unit non-IFRS financial measures to the most directly comparable IFRS measures. Basic earnings per LP unit is reconciled to Funds From Operations per Unit, for the three months ended December 31:

	2021	2020
Basic loss per LP unit(1)	$(0.12)	$(0.22)
Depreciation	0.33	0.33
Foreign exchange and financial instruments loss	0.10	—
Deferred income tax expense	(0.13)	(0.22)
Other	0.15	0.42
Funds From Operations per Unit(2)	$0.33	$0.31
(1)Average LP units outstanding for the three months ended December 31, 2021 were 275.0 million (2020: 274.8 million).
(2)Average Units for the three months ended December 31, 2021 were 645.7 million (2020: 645.5 million), being inclusive of LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and GP interest.

PART 7 – BUSINESS RISKS AND RISK MANAGEMENT
RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
Management’s objectives are to protect Brookfield Renewable against material economic exposures and variability of results from various financial risks that include electricity price risk, foreign currency risk, interest rate risk, credit risk, and liquidity risk. These risks are further discussed in Note 5 – Risk management and financial instruments in the audited annual consolidated financial statements.
The following table outlines Brookfield Renewable’s financial risks and how they are managed:

Financial Risk	Description of Risk	Management of Risk
Electricity price	We have exposure to movements in the market price of electricity.
'- Enter into long-term contracts that specify the price at which electricity is sold

- Maintain a portfolio of short, medium, and long-term financial contracts to mitigate our exposure to fluctuations in electricity prices

- Ensure limits and controls are in place for trading activities

- As of December 31, 2021, we had, on a proportionate basis, approximately 90% of 2022 generation (2020: 84% of 2021 generation) contracted under short-term and long-term power purchase agreements and financial contracts, excluding Brazil and Colombia. See “Part 4 – Financial Performance Review on Proportionate Information”

Foreign currency
We are exposed to foreign currency risk – including Canadian dollar, Brazilian real, Euro, British pound sterling, Colombian peso, Indian rupee, Chinese yuan and Malaysia Ringgit – related to operations, anticipated transactions, and certain foreign currency debt.

'- Enter into foreign currency contracts designed to minimize the exposure to foreign currency fluctuations
- 30% of cash flow is generated in the United States while Canadian Dollar and Euro exposure, representing 40% of our portfolio, is proactively managed through foreign currency contracts
- Limited foreign currency contracts to hedge our exposure to currencies in South America and Asia – representing 30% of our portfolio – due to the high costs associated with hedging certain currencies. However, these specific exposures are mitigated by the annual inflation-linked escalations in our power purchase agreements

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

- Our proportionate floating rate exposure represents 5% of our total debt, after affecting for variable-rate debt that has been hedged through the use of interest rate swaps. Our floating rate exposure arises primarily from our South American operations, as we have limited opportunities to raise fixed-rate debt or hedge due to the high associated costs

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

'- Diverse counterparty base with long-standing credit histories

- Exposure to counterparties with investment-grade credit ratings

- Use of standard trading contracts and other standard credit risk mitigation techniques

- As at December 31, 2021, 82% (2020: 84%) of Brookfield Renewable’s trade receivables were current

Liquidity
We are exposed to liquidity risk for financial liabilities.

We are also subject to internal liquidity risk because we conduct our business activities through separate legal entities (subsidiaries and affiliates) and are dependent on receipts of cash from those entities to defray corporate expenses and to make dividend and distribution payments to shareholders and Unitholders, respectively. Under the credit agreements for subsidiary debt, it is conventional for distributions of cash to Brookfield Renewable to be prohibited if the loan is in default (notably for non-payment of principal or interest) or if the entity fails to achieve a benchmark debt-service coverage ratio. Refer to Note 19 – Capital management of the annual consolidated financial statement for further disclosures.

'- As at December 31, 2021, available liquidity was $4.1 billion. Liquidity is comprised of our share of cash and cash equivalents, investments in marketable securities, the available portion of the corporate credit facilities, and our share of subsidiary credit facilities. Details of the available liquidity and debt maturity ladder are included in “PART 5 – Liquidity and Capital Resources”
- Effective and regular monitoring of debt covenants and cooperation with lenders to cure any defaults
- Target investment grade debt or debt with investment grade characteristics with the ability to absorb volatility in cash flows
- Long-term duration of debt instruments and the diversification in maturity dates over an extended period of time
- Sufficient cash from operating activities, access to undrawn credit facilities, and possible capital markets financing to fund our operations and fulfill our obligations as they become due
- Ensure access to public capital markets and maintain a strong investment grade credit rating

PART 8 – CRITICAL ESTIMATES AND JUDGMENTS IN APPLYING ACCOUNTING POLICIES
The audited annual consolidated financial statements are prepared in accordance with IFRS, which require the use of estimates and judgments in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 1 – Basis of preparation and significant accounting policies in our audited annual consolidated financial statements are considered critical accounting estimates as defined in Canadian National Instrument 51-102 – Continuous Disclosure Obligations with the exception of the estimates related to the valuation of property, plant and equipment, financial instruments, the related deferred income tax liabilities and decommissioning liabilties. These assumptions include estimates of future electricity prices, discount rates, expected long-term average generation, inflation rates, terminal year, the amount and timing of operating and capital costs and the income tax rates of future income tax provisions. Estimates also include determination of accruals, provisions, purchase price allocations, useful lives, asset valuations, asset impairment testing, deferred tax liabilities, decommissioning retirement obligations and those relevant to the defined benefit pension and non-pension benefit plans. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.
In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. These estimates are impacted by, among other things, future power prices, movements in interest rates, foreign exchange volatility and other factors, some of which are highly uncertain, as described in the “Risk Factors” section of our Form 20-F for the annual period ending December 31, 2021. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on Brookfield Renewable’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to substantially all asset and liability account balances. Actual results could differ from those estimates.
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
(iv) Decommissioning liabilities
Decommissioning costs will be incurred at the end of the operating life of some of the company’s assets. These obligations are typically many years in the future and require judgment to estimate. The estimate of decommissioning costs can vary in response to many factors including changes in relevant legal, regulatory, and environmental requirements, the emergence of new restoration techniques or experience at other power generating facilities. Inherent in the calculations of these costs are assumptions and estimates including the ultimate settlement amounts, inflation factors, discount rates, and timing of settlements.
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
(iii)Property, Plant and Equipment
The accounting policy relating to Brookfield Renewable’s property, plant and equipment is described in Note 1(g) – Property, plant and equipment and revaluation method in our audited annual consolidated financial statements. In applying this policy, judgment is used in determining whether certain costs are additions to the carrying amount of the property, plant and equipment as opposed to repairs and maintenance that are expensed when incurred. If an asset has been developed, judgment is required to identify the point at which the asset is capable of being used as intended and to identify the directly attributable costs to be included in the carrying value of the development asset. The useful lives of property, plant and equipment are determined by independent engineers periodically with an annual review by management.
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
Brookfield Renewable’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth by the years 2026 to 2035 in North America, 2029 in Colombia, and 2025 in Brazil. The year of new entry is viewed as the point when generators must build additional capacity to maintain system reliability and provide an adequate level of reserve generation with the retirement of older coal-fired plants and rising environmental compliance costs in North America and Europe, and overall increasing demand in Colombia and Brazil. For the North American and European businesses, Brookfield Renewable has estimated a discount to these new-build renewable asset prices to determine renewable electricity prices for hydroelectric, solar and wind facilities. In Brazil and Colombia, the estimate of future electricity prices is based on a similar approach as applied in North America using a forecast of the all-in cost of development.
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
NEW ACCOUNTING STANDARDS
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16: Disclosures
On August 27, 2020, the IASB published Interest Rate Benchmark Reform – Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (“Phase II Amendments”), effective January 1, 2021, with early adoption permitted. The Phase II Amendments provide additional guidance to address issues that will arise during the transition of benchmark interest rates. The Phase II Amendments primarily relate to the modification of financial assets, financial liabilities and lease liabilities where the basis for determining the contractual cash flows changes as a result of Interbank Offered Rates ("IBOR") reform, allowing for prospective application of the applicable benchmark interest rate and to the application of hedge accounting, providing an exception such that changes in the formal designation and documentation of hedge accounting relationships that are needed to reflect the changes required by IBOR reform do not result in the discontinuation of hedge accounting or the designation of new hedging relationships.
Brookfield Renewable has completed an assessment and implemented its transition plan to address the impact and effect changes as a result of amendments to the contractual terms of IBOR referenced floating-rate borrowings, interest rate swaps, and updating hedge designations. The adoption did not have a significant impact on Brookfield Renewable’s financial reporting.
FUTURE CHANGES IN ACCOUNTING POLICIES
Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2023. Brookfield Renewable is currently assessing the impact of these amendments.
Amendments to IFRS 3 Business Combinations - Reference to the Conceptual Framework
The amendments add an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising from liabilities and contingent liabilities that would be within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets or IFRIC 21 Levies, if incurred separately. The exception requires entities to apply the criteria in IAS 37 or IFRIC 21, respectively, instead of the Conceptual Framework, to determine whether a present obligation exists at the acquisition date. At the same time, the amendments add a new paragraph to IFRS 3 to clarify that contingent assets do not qualify for recognition at the acquisition date. The amendments to IFRS 3 apply to annual reporting periods beginning on or after January 1, 2022. Brookfield Renewable is currently assessing the impact of the amendments.
There are currently no other future changes to IFRS with potential impact on Brookfield Renewable.
SUBSEQUENT EVENTS
Subsequent to year-end, Brookfield Renewable redeemed all of the outstanding Series 5 Preferred Limited Partnership Units for C$73 million or C$25.25 per Series 5 Preferred Limited Partnership Unit.
Subsequent to year-end, Brookfield Renewable, together with institutional partners, completed the acquisition of a 1.7 GW portfolio of utility-scale solar development assets in Germany, for a total investment of €65 million ($76 million), plus working capital adjustments. Brookfield Renewable is expected to hold a 25% interest in the investment.
Subsequent to year-end, Brookfield Renewable, together with its institutional partners, completed the acquisition of a utility scale development business with a 20 GW portfolio of utility solar and energy storage development assets in the United States for approximately $650 million (approximately $160 million net to Brookfield Renewable), with additional incentive payments that are payable contingent upon certain milestones being achieved, with Brookfield Renewable expected to hold a 25% interest in the investment.
Subsequent to year-end, Brookfield Renewable, together with its institutional partner, subscribed for additional shares in Polenergia. This subscription will increase our interest in Polenergia to 32% (8% net to Brookfield Renewable) and is expected to close in March 2022.
Subsequent to year-end, Brookfield Renewable, together with institutional partners, completed the acquisition of an initial 26% interest in an approximately 700 MW portfolio of operating and development assets in Spain and Mexico. Total equity of $220 million ($55 million net to Brookfield Renewable) is expected to be invested into the project, with the potential to increase ownership interest to almost 60%. Brookfield Renewable is expected to hold a 25% interest in the investment.

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
Actual and Long-term Average Generation
For assets acquired, disposed or reached commercial operation during the year, reported generation is calculated from the acquisition, disposition or commercial operation date and is not annualized. Generation on a same store basis refers to the generation of assets that were owned during both periods presented. As it relates to Colombia only, generation includes both hydroelectric and cogeneration facilities. Energy transition includes generation from our distributed generation, pumped storage, North America cogeneration and Brazil biomass assets.
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
Voting Agreements with Affiliates
Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control of the entities that own certain renewable power generating facilities. Brookfield Renewable has also entered into a voting agreement with its consortium partners in respect of the Colombian business. The voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.
For entities previously controlled by Brookfield Asset Management, the voting agreements entered into do not represent business combinations in accordance with IFRS 3, as all combining businesses are ultimately controlled by Brookfield Asset Management both before and after the transactions were completed. Brookfield Renewable accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 1(r)(ii) – Critical judgments in applying accounting policies – Common control transactions in our December 31, 2021 audited consolidated financial statements for our policy on accounting for transactions under common control.
PERFORMANCE MEASUREMENT
Segment Information
Our operations are segmented by – 1) hydroelectric, 2) wind, 3) solar, 4) energy transition (distributed generation, pumped storage, cogeneration and biomass), and 5) corporate – with hydroelectric and wind further segmented by geography (i.e. North America, Colombia, Brazil, Europe and Asia). This best reflects the way in which the CODM reviews results of our company.
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

Proportionate Information
Reporting to the CODM on the measures utilized to assess performance and allocate resources has been provided on a proportionate basis. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results that can be allocated to Unitholders.
Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, depreciation, current and deferred income taxes, and other are items that will differ from results presented in accordance with IFRS as these items (1) include Brookfield Renewable’s proportionate share of earnings (loss) from equity-accounted investments attributable to each of the above-noted items, and (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items.
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
Brookfield Renewable uses Adjusted EBITDA to assess the performance of Brookfield Renewable before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash income or loss from equity-accounted investments, distributions to preferred shareholders, preferred limited partnership unit holders, perpetual subordinated noteholders and other typical non-recurring items. Brookfield Renewable adjusts for these factors as they may be non-cash, unusual in nature and/or are not factors used by management for evaluating operating performance. Brookfield Renewable includes realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term within Adjusted EBITDA in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period Adjusted EBITDA.
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
Funds From Operations is not a generally accepted accounting measure under IFRS and therefore may differ from definitions of Funds From Operations used by other entities, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”). Furthermore, this measure is not used by the CODM to assess Brookfield Renewable’s liquidity.
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

Name and Residence(1)	Age	Position	Principal Occupation

Jeffrey Blidner Ontario, Canada	73	Chair	Vice Chair of Brookfield Asset Management

Scott Cutler Utah, United States	52	Director	Chief Executive Officer of StockX

Nancy Dorn(3) Georgia, United States	63	Director	Director

David Mann(2)(3)(4) Nova Scotia, Canada	82	Director	Director

Lou Maroun(3) Warwick, Bermuda	71	Director	Chairman of Sigma Capital Corporation; Director and Chairman of Summit Industrial Income REIT

Sachin Shah Ontario, Canada	45	Director	Managing Partner and Chief Investment Officer of Brookfield Asset Management; Vice Chair of Brookfield Renewable; Chief Executive Officer of Brookfield Asset Management Reinsurance Partners Ltd.

Stephen Westwell(2) London, United Kingdom	63	Director	Director

Patricia Zuccotti(2) Washington, United States	74	Director	Director
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
Jeffrey Blidner. Mr. Blidner is Chair of the board of directors of the Managing General Partner since 2011 and of BEPC. Mr. Blidner is a Vice Chair and a director of Brookfield Asset Management. He serves as Chair of the board of directors of Brookfield Business Partners L.P. and as a director of Brookfield Infrastructure Partners L.P., Brookfield Property Partners L.P., Brookfield Infrastructure Corporation and Brookfield Property REIT Inc. Prior to joining Brookfield in 2000, Mr. Blidner was a senior partner at a Canadian law firm. Mr. Blidner’s practice focused on merchant banking transactions, public offerings, mergers and acquisitions, management buy-outs and private equity transactions. Mr. Blidner received his LL.B from Osgoode Hall Law School and was called to the Bar in Ontario as a Gold Medalist. Mr. Blidner is not considered an independent director because of his role at Brookfield.
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
David Mann. Mr. Mann is the lead independent director of the Managing General Partner since 2011 and of BEPC. Mr. Mann formerly served as President and Chief Executive Officer of Nova Scotia Power Inc. (1996-2004) and Vice Chairman (2004-2005) and President and Chief Executive Officer (1998-2004) of Emera Inc., a TSX-listed energy and services company that invests in electrical generation, transmission and distribution. Mr. Mann is a Corporate Director and prior to January 1, 2016, served as Counsel at the law firm Cox & Palmer. He has over 30 years of experience in the practice of corporate and commercial law, with a particular emphasis on corporate finance and public utility regulation. He retired as Chairman of Logistec Corporation in 2016 and Chairman of Allbanc Split Corp II in 2021. He retired as director of Acadian Timber Corp in 2018 and director of NewGrowth Corp. in 2019. Mr. Mann holds a Bachelor of Commerce and an LL.B from Dalhousie University and an LL.M from the University of London.
Lou Maroun. Mr. Maroun is a director of the Managing General Partner since 2011 and of BEPC. Mr. Maroun was formerly the Executive Chairman of ING Real Estate Canada, and held executive positions in a number of real estate companies where he was responsible for overseeing operations, real estate transactions, asset and property management, as well as many other related functions. Mr. Maroun is a director of the general partner of Brookfield Property Partners L.P., where he is a member of the Audit Committee. Mr. Maroun is also Chairman of Sigma Capital Corporation and is on the board of directors and is Chairman of Summit Industrial Income REIT. Mr. Maroun graduated from the University of New Brunswick with a Bachelor’s degree, majoring in psychology, followed by a series of post graduate studies in finance and mortgage underwriting. In 2020, Mr. Maroun received an honorary doctorate from the University of Cape Breton, where he sits on the university’s Business Advisory Board. Mr. Maroun is a Fellow of the Royal Institute of Chartered Surveyors.
Sachin Shah. Mr. Shah is a director of the Managing General Partner since February 2021 and of BEPC. He is a Managing Partner and Chief Investment Officer of Brookfield Asset Management, a Vice Chair of Brookfield Renewable and Chief Executive Officer of Brookfield Asset Management Reinsurance Partners Ltd. As Chief Investment Officer, he is actively involved in investment decisions made by Brookfield and oversees its growth into new lines of business. As Vice Chair of Brookfield Renewable, he supports business development initiatives for the renewables business. In addition to serving as a director of BEPC, Mr. Shah serves as Chair of the board of directors of Brookfield Asset Management Reinsurance Partners Ltd. and as a director of American Equity Investment Life Holding Company. Mr. Shah received a Bachelor of Commerce degree from the University of Toronto and is a member of the Chartered Professional Accountants of Canada (CPA, CA). Mr. Shah is not considered an independent director because of his role at Brookfield.
Stephen Westwell. Mr. Westwell is a director of the Managing General Partner since 2019 and of BEPC. Mr. Westwell was formerly the Chief Executive Officer of EFR Group BV, a European fuel distributor and retailer (2015-2016) and the Chief Executive Officer of Silver Ridge Power Inc., a global solar power company (2013-2014). Mr. Westwell held various management and executive positions for BP plc in South Africa, the United States and the United Kingdom (1988-2007). These executive positions included Chief Executive Officer for BP Solar and Chief Executive Officer for BP Alternative Energy. He served as Group Chief of Staff and member of BP Plc’s executive management team in the United Kingdom (2008-2011). Mr. Westwell also worked for Eskom Holdings Limited, the South African power utility, in several operational capacities. Mr. Westwell is a director of

BEPC and is currently the lead independent director and member of the Audit Committee, the Safety, Social and Ethics Committee, the Nomination and Governance Committee and is Chairman of the Capital Investment Committee of Sasol Pty Limited, a global oil and chemical company. He is also a director and Chairman of the Audit Committee of Control Risks Pty Ltd., a specialist global risk consultancy. Mr. Westwell holds a Bachelor of Science, Engineering from the University of Natal, a Master of Business Administration from the University of Cape Town and a Master of Science in Management from Stanford University.
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
The further disclosure required under Canadian securities laws regarding the compensation of certain members of our core senior management team will be separately filed within 140 days of December 31, 2021.

Name	Years of experience in relevant industry or role	Years at Brookfield	Current Position with the Service Provider
Connor Teskey	12	9	Chief Executive Officer
Wyatt Hartley	16	12	Chief Financial Officer
Ruth Kent	23	8	Chief Operating Officer
Jennifer Mazin	23	8	General Counsel
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
The Base Management Fee payments for the years ended December 31, 2021, 2020 and 2019, respectively, are set out below:

(MILLIONS)	2021	2020	2019
Base management fee	$288	$212	$108
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
Pursuant to our Master Services Agreement, members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to fulfill obligations under our Master Services Agreement. These individuals, including the Brookfield employees identified in the table above under Item 6.A “Directors and Senior Management — Our Management”, are not compensated by BEP or our Managing General Partner; instead they are and will continue to be compensated by Brookfield.  Further disclosure required under Canadian securities laws regarding the compensation of certain members of our core senior management team for the year ended December 31, 2021 will be separately filed within 140 days of December 31, 2021.
Board of Directors of the Managing General Partner
Our directors are entitled to an annual retainer of $165,000 (effective as of January 1, 2022; $140,000 prior thereto) for their service on the board of directors and committees of the Managing General Partner and the board of directors and committees of BEPC, and reimbursement of expenses incurred in attending meetings. For the year ended December 31, 2021, each of the directors received $140,000 for their service on the board of directors and committees of the Managing General Partner and the board of directors and committees of BEPC, and reimbursement of expenses incurred in attending meetings.
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
Indebtedness of Directors and Executive Officers
As at the date of this Form 20-F, and at all times since January 1, 2021, none of the directors, officers, employees and former directors, officers and employees of the Managing General Partner, the Service Provider or any of their respective subsidiaries, nor any of their associates, has or had any indebtedness owing to Brookfield Renewable.
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
Board Diversity Policy
We have a board of directors diversity policy (the “Diversity Policy”). The Diversity Policy is informed by Brookfield Renewable’s deep roots in many global jurisdictions and the belief that the board of directors should reflect a diversity of backgrounds relevant to its strategic priorities. When we consider diversity this includes (but is not limited to) such factors as diversity based on gender, race and ethnicity, as well as diversity of business expertise and international experience.
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
Board of Directors of the Managing General Partner
Mandate of the Board of Directors
The Managing General Partner’s board of directors oversees the management of Brookfield Renewable’s affairs directly and through two existing standing committees. The responsibilities of the board of directors and each committee are set out in written charters, which are reviewed and approved annually. These charters are also posted on BEP’s website at https://bep.brookfield.com/bep/corporate-governance/governance-documents.
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
The board of directors of the Managing General Partner had four regular quarterly meetings as well as one special meeting in 2021. All of the directors were present in person or by phone at all meetings. Four regular quarterly meetings are scheduled for 2022.
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
•Blidner: Brookfield Asset Management; Brookfield Infrastructure Corporation; and the general partner of each of Brookfield Property Partners L.P., Brookfield Business Partners L.P. and Brookfield Infrastructure Partners L.P.; BEPC
•Cutler: BEPC
•Dorn: BEPC
•Mann: BEPC
•Maroun: BEPC; Summit II REIT; and the general partner of Brookfield Property Partners L.P.
•Shah: BEPC; American Equity Investment Life Holding Company; Brookfield Asset Management Reinsurance Partners Ltd.
•Westwell: BEPC; Sasol (Pty) Limited
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
Director Expectations
The Managing General Partner’s board of directors has adopted a Charter of Expectations for Directors, which sets out the expectations in regard to personal and professional competencies, LP unit and BEPC exchangeable share ownership, meeting attendance, conflicts of interest, changes of circumstance and resignation events. The Charter of Expectations for Directors can be found on our website at https://bep.brookfield.com/bep/corporate-governance/governance-documents.  Directors are expected to identify in advance any potential conflict of interest regarding a matter coming before the board of directors or its committees, bring these to the attention of the board of directors or committee chair and refrain from voting on such matters. Directors are also expected to submit their resignations to the Chair of the board of directors if they become unable to attend at least 75% of the board of directors’ regularly scheduled meetings or if they become involved in a legal dispute, regulatory or similar proceedings, take on new responsibilities or experience other changes in personal or professional circumstances that could adversely impact Brookfield Renewable or their ability to serve as director. Further information on director LP unit and/or BEPC exchangeable share ownership requirements is set out in Item 6.B “Compensation — Board of Directors of the Managing General Partner”.
Committees of the Board of Directors
The Managing General Partner’s board of directors believes that its committees assist in the effective functioning of the board of directors and help ensure that the views of independent directors are effectively represented.
The board of directors has two committees:
•the Audit Committee; and
•the Nominating and Governance Committee.
The responsibilities of these committees are set out in written charters, which are reviewed and approved annually by the board of directors. The charters of these committees can be found on our website at https://bep.brookfield.com/bep/corporate-governance/governance-documents. All members of these committees must be independent directors, as described above. Special committees may be formed from time to time as required to review particular matters or transactions. While the board of directors retains overall responsibility for corporate governance matters, the Audit Committee and the Nominating and Governance Committee each have specific responsibilities for certain aspects of corporate governance, in addition to their other responsibilities as described below.
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
The Audit Committee had four regular quarterly meetings in 2021 as well as one special meeting. All of the committee members were present in person or by telephone. Four regular quarterly meetings are scheduled for 2022.
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
The Nominating and Governance Committee had four regular quarterly meetings in 2021 as well as one special meeting. All of the committee members were present in person or by telephone. Four regular quarterly meetings are scheduled for 2022.
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
Code of Business Conduct and Ethics
Brookfield Renewable has adopted a Code of Business Conduct and Ethics (the “Code”), a copy of which can be found on our web site at https://bep.brookfield.com/bep/corporate-governance/governance-documents or on BEP’s SEDAR profile at www.sedar.com or EDGAR profile at www.sec.gov. The Code provides guidelines to ensure that all employees, including directors of the Managing General Partner, respect Brookfield Renewable’s commitment to conducting business relationships with respect, openness and integrity. Management provides regular instructions and updates to the Code to our employees, as appropriate, and has provided training and e-learning tools to support the understanding of the Code throughout the organization. Employees may report activities which they feel are not consistent with the spirit and intent of the Code through a hotline or through a designated ethics reporting website (in each case on an anonymous basis), or alternatively, to designated members of management. Monitoring of calls and of the ethics reporting website is managed by an independent third party called Navex. The Audit Committee is to be notified of any significant reports of activities that are not consistent with the Code by Brookfield’s internal auditor. If the Audit Committee considers it appropriate, it will notify the Nominating and Governance Committee and/or the board of directors of such reports. The board of directors has not granted any waivers of the Code to date.
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
Brookfield Renewable has approximately 2,875 employees involved in the day-to-day operations of our facilities and the development of our business, of which approximately 240 are located in Canada, 790 are located in the United States, 565 are located in Brazil, 605 are located in Colombia, 175 are located in Europe, 110 are located in China, and 70 are located in India. This also includes 276 employees who work in our Business Services Group, which provides finance, IT and payroll services to our business in Canada and the United States. Approximately 1,594, or approximately 55% of these employees, are covered by collective agreements expiring between 2021 and 2024. Six of these collective agreements are due to be renewed in 2022. In addition to the approximately 2,875 employees in our consolidated operating business, as of year end 2021, there were also approximately 215 employees working for X-Elio, 100 employees working for Polenergia, 4 employees working for our joint venture with GLP in China and certain other employees in some of our smaller non-consolidated entities.
We maintain very good relations with represented and salaried employees across all facilities. Relationships with the various unions in Canada, the United States, Brazil, Colombia and China have also been positive, without the occurrence of any work disruptions that would have had a negative impact on the business. Our corporate group, including the Manager, has an additional approximately 130 employees with non-operational roles who are largely based in Canada and the U.K.
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
ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A    MAJOR SHAREHOLDERS
As of the date of this Form 20-F, there are 275,086,077 units outstanding. To our knowledge, as at the date of this Form 20-F, no person or company, other than Brookfield, beneficially owns or controls or directs, directly or indirectly, more than 5% of our LP units, on a fully-exchanged basis. Brookfield beneficially owns 68,749,416 LP units and 194,487,939 Redeemable/Exchangeable partnership units, or an approximate 48% interest in BEP (on a fully-exchanged basis, assuming the exchange of all of the outstanding Redeemable/Exchangeable partnership units and BEPC exchangeable shares) including its indirect general partnership interest in the Managing General Partner and the BRELP GP LP. All LP units, including those held by Brookfield, are non-voting. See also the information contained in this Form 20-F under Item 10.B “Memorandum and Articles of Association — Description of our LP units, Preferred Units and the Amended and Restated Limited Partnership Agreement of BEP”.
As of February 24, 2022, 11,978 of our outstanding LP units were held by 5 holders of record in the United States, not including LP units held of record by DTC. As of February 24, 2022, DTC was the holder of record of 60,099,543 LP units.

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
(3)Consists of 68,749,416 LP units, 194,487,939 Redeemable/Exchangeable partnership units and 44,813,835 BEPC exchangeable shares.  In addition, Brookfield Asset Management has an indirect general partnership interest in BEP and BRELP through its indirect wholly-owned subsidiary Brookfield Renewable Power Inc.

See also the information contained in this Form 20-F under Item 3.D “Risk Factors—Risks Relating to our Relationship with Brookfield”, Item 6.A “Directors and Senior Management”, Item 6.C “Board Practices” and Item 7.B “Related Party Transactions”.
7.B    RELATED PARTY TRANSACTIONS
RELATIONSHIP WITH BROOKFIELD
Brookfield is a leading global alternative asset manager with approximately $690 billion of assets under management across real estate, infrastructure, renewable power, and transition, private equity and credit. Brookfield offers a range of public and private investment products and services. Brookfield is listed on the NYSE under the symbol “BAM” and on the TSX under the symbol “BAM.A”.
We are an affiliate of Brookfield. We have entered into a number of agreements and arrangements with Brookfield in order to enable us to be established as a separate entity and to pursue our vision of being a leading owner and operator of high-quality clean energy assets. While we believe that this ongoing relationship with Brookfield provides us with a strong competitive advantage as well as access to opportunities that would otherwise not be available to us, we operate as an independent, stand-alone entity. We describe below these relationships as well as potential conflicts of interest (and the methods for resolving them) and other material considerations arising from our relationship with Brookfield.
See also the information contained in this Form 20-F under Item 3.D “Risk Factors — Risks Relating to Our Relationship with Brookfield”, Item 5.A “Operating Results — Related Party Transactions”, Item 6.A “Directors and Senior Management”, Item 6.C “Board Practices” and Item 7.A “Major Shareholders” and Note 29 to our audited consolidated financial statements for the year ended December 31, 2021, 2020 and 2019, respectively.
Relationship Agreement
BEP, BRELP, the Service Provider, Brookfield and others have entered into the Relationship Agreement, which governs aspects of the relationship among them. BEPC, being a controlled subsidiary of BEP, is automatically entitled to the benefits and subject to certain obligations under the Relationship Agreement. Pursuant to the Relationship Agreement, Brookfield has agreed that Brookfield Renewable will serve as its primary (though not exclusive) vehicle through which it will, directly or indirectly, acquire renewable power assets on a global basis. Brookfield Renewable’s acquisition strategy focuses on large scale transactions, for which it believes there is less competition and where Brookfield has sufficient influence or control so that Brookfield’s operations-oriented approach can be deployed to create value. An integral part of Brookfield Renewable’s strategy is to participate with institutional investors in Brookfield sponsored or co-sponsored consortiums or funds for acquisitions that fit Brookfield Renewable’s strategy. Brookfield has a strong track record of leading such consortiums and funds and actively manages underlying assets to improve performance. Currently, Brookfield manages the Brookfield

Americas Infrastructure Fund, a $2.7 billion infrastructure fund focused on the Americas, Brookfield Infrastructure Fund II, a $7 billion global infrastructure fund, Brookfield Infrastructure Fund III, a $14 billion global infrastructure fund, Brookfield Infrastructure Fund IV, an approximately $20 billion global infrastructure fund, Brookfield Infrastructure Debt Fund, an infrastructure fund focused on credit investments and Brookfield Global Transition Fund, which as of the date of this Annual Report on Form 20-F was still fundraising. Brookfield is the fund manager and typically invests approximately 25% to 50% of the capital required for a transaction alongside its institutional investors. It is currently intended that future renewable power acquisitions identified by Brookfield will be allocated to Brookfield sponsored funds and Brookfield Renewable would fund Brookfield’s participation in such funds with respect to renewable power investments made by such funds. Brookfield’s commitment to Brookfield Renewable and the Brookfield Renewable’s ability to take advantage of opportunities is subject to a number of inherent limitations such as Brookfield Renewable’s financial capacity, the suitability of the acquisition in terms of the underlying asset characteristics and its fit with Brookfield Renewable’s strategy, limitations arising from the tax and regulatory regimes that govern the Brookfield Renewable’s affairs and certain other restrictions. See Item 3.D “Risk Factors—Risks Relating to Our Relationship with Brookfield”.
Under the terms of the Relationship Agreement, Brookfield Renewable acknowledges and agrees that, subject to providing the opportunity to participate on the basis described above, Brookfield (including its directors, officers, agents, members, partners, shareholders and employees) is able to pursue other business activities and provide services to third parties that compete directly or indirectly with Brookfield Renewable. In addition, Brookfield has established or advised, and may continue to establish or advise, other entities that rely on the diligence, skill and business contacts of Brookfield’s professionals and the information and acquisition opportunities they generate during the normal course of their activities. Brookfield Renewable acknowledges and agrees that some of these entities may have objectives that overlap with Brookfield Renewable’s objectives or may acquire assets or businesses that could be considered appropriate acquisitions for Brookfield Renewable, and that Brookfield could have greater financial incentives to assist those other entities over Brookfield Renewable. Due to the foregoing, Brookfield Renewable expects to compete from time to time with Brookfield or other third parties for access to the benefits that it expects to realize from Brookfield’s involvement in its business.
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
Master Services Agreement
BEP, BRELP, BEPC and the Holding Entities entered into our Master Services Agreement pursuant to which the Service Provider has agreed to provide oversight of the business and provide the services of senior officers to Brookfield Renewable. In addition, the Service Provider has agreed to provide services relating to acquisitions or dispositions, financings, business planning and strategy and oversight and supervision of various day to day management and administration activities. In exchange for providing these services, the Service Provider is entitled to a Base Management Fee, which for the year ended December 31, 2021 was approximately $288 million. For a detailed description of our Master Services Agreement, see Item 6.A “Directors and Senior Management — Our Master Services Agreement”. For components of the management fee, see Item 6.A— “Directors and Senior Management — Our Master Services Agreement — Management Fee”.
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
In 2021, Brookfield Renewable established ETM as its Canadian platform for Canadian energy marketing and trading activities. BRTM expects to complete the transfer of all of its Canadian energy and trading activities to ETM in 2022.
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
Other Power Agreements
In addition to the Energy Revenue Agreement, Brookfield Renewable continues to be a party to a number of PPAs that provide for the sale of power generated from certain of Brookfield Renewable’s North American facilities to Brookfield and revenue support agreements under which Brookfield supports Brookfield Renewable’s revenue from the sale of power generated by certain of Brookfield Renewable’s North American facilities. Approximately 15% of our economic exposure for 2021 (on a proportionate basis) is with Brookfield.
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
Pursuant to a PPA guarantee that expired in 2021, Brookfield had guaranteed to Powell River the payment obligations of an industrial power purchaser for an annual fee of $0.5 million.
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
Insurance
As of November 2021, Brookfield, through a regulated subsidiary, began providing insurance coverage through third-party commercial insurers for the benefit of certain of our North American Operating Entities. This coverage is limited to a portion of the primary layer of property insurance and supplements property insurance coverage provided by third-party carriers. The premiums charged pursuant to these arrangements are at or lower than market rates, and of the 2021 term premiums to be remitted to Brookfield, approximately $1 million was accrued as December 31, 2021.
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

The discussion below describes certain of the actual and potential conflicts of interest that are expected to arise between Brookfield Activities (as defined below), on the one hand, and Brookfield’s management of us and Brookfield Accounts in which we invest, on the other hand. These conflicts of interest are not a complete list or explanation of all actual and potential conflicts of interest that could arise. While Brookfield acts in good faith to resolve potential conflicts in a manner that is fair and equitable taking into account the facts and circumstances known to it at the time, there can be no assurance that any recommendation or determination made by Brookfield will be most beneficial or favorable to us or Brookfield Accounts in which we invest, or would not have been different if additional information were available to it. Potential conflicts of interest generally will be resolved (i) in accordance with (A) the principles summarized herein and as described in the relevant Brookfield Form ADV and (B) Brookfield’s policies for adequately addressing potential conflicts considerations that arise in managing its business activities, including our Conflicts Protocols that have been approved by our independent directors; or (ii) alternatively, in Brookfield’s sole discretion, in a manner specifically approved by our independent directors.
Brookfield’s activities include, among others: (i) investment and asset management; (ii) managing and investing reinsurance capital;(iii) sponsoring, offering and managing private and public investment vehicles that invest in the global fixed income, currency, commodity, equities, private equity and other markets; and (iv) developing, constructing, owning, managing, operating and servicing real estate, renewable power, infrastructure and other companies and assets, including among others residential, commercial, storage and mixed-use real estate, data centers, transportation facilities, electric utilities, industrial and manufacturing facilities, energy companies, metals and mining companies, timberlands and agrilands, natural gas pipelines, and other assets; providing capital and financing solutions, as well as financial advisory, business development and other financial services; and other activities (collectively, “Brookfield Activities”). It is expected that Brookfield Renewable and Brookfield Accounts in which we invest will benefit from Brookfield’s expertise, market positioning and connectivity that arise from Brookfield Activities. At the same time, in the ordinary course of its business, Brookfield’s and other Brookfield Accounts’ interests are expected to conflict with the interests of Brookfield Renewable and Brookfield Accounts in which we invest, notwithstanding Brookfield’s direct or indirect participation in Brookfield Renewable, Brookfield Renewable’s investments and Brookfield Accounts in which we invest. While Brookfield expects that its expertise as a global real asset operator will directly impact the ability of Brookfield Renewable and the Brookfield Accounts in which we invest to identify, access and assess investment opportunities, and that we and the Brookfield Accounts’ investments will benefit from the greater Brookfield ecosystem, there can be no assurance of any such successful collaboration or synergies. A lack of successful collaboration or synergies, whether as a result of concerns related to conflicts or otherwise, could impact Brookfield Renewable’s ability to successfully implement its strategies or achieve its investment objectives.
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
As described further below under “Resolution of Conflicts”, our Conflicts Protocols were put in place in recognition of the benefit to Brookfield Renewable of our relationship with Brookfield and our intent to seek to maximize the benefits from this relationship. The policy generally provides for potential conflicts to be resolved on the basis of transparency and, in certain circumstances, third-party validation and approvals. Addressing conflicts of interest is complex, and it is not possible to predict all of the types of conflicts that may arise over time. Accordingly, the Conflicts Protocols focuses on addressing the principal activities that are expected to give rise to potential and/or actual conflicts of interest, including our investment activities, our participation in Brookfield Accounts, transactions with Brookfield (and Brookfield Accounts), and engagements of Brookfield affiliates. Pursuant to our Conflicts Protocols, certain conflicts of interest do not require the approval of the Managing General Partner’s independent directors provided they are addressed in accordance with pre-approved parameters, while other conflicts require the specific approval of the Managing General Partner’s independent directors. By acquiring our LP units, each investor will be deemed to have acknowledged the existence of these actual and potential conflicts of interest and to have waived any and all claims with respect to them and any actions taken or proposed to be taken in respect of them. Conflicts may not be resolved in a manner that is favorable to Brookfield Renewable, Brookfield Accounts in which we invest or our Unitholders. Prospective investors are encouraged to seek the advice of independent legal counsel in evaluating the conflicts involved in an investment in our Units and the operation of Brookfield Renewable.
As described elsewhere herein, we pursue investment opportunities and investments in various ways, including indirectly through investments in Brookfield Accounts or directly by investing alongside Brookfield Accounts or otherwise. Any references in this Item 7.B “Related Party Transactions — Conflicts of Interest and Fiduciary Duties” to our investments, assets, expenses, portfolio companies or other terms should be understood to mean such terms held, incurred or undertaken directly by us or indirectly by us through our investment in one or more Brookfield Accounts.
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
Where the investment mandates of Brookfield Renewable (or of Brookfield Accounts in which we invest) overlap with the investment mandates of one or more other Brookfield Accounts and investment opportunities are to be allocated among two or more such accounts (e.g., because one account does not have priority rights with respect to such opportunities), Brookfield will allocate investment opportunities on a basis that it believes is fair and equitable taking into account all of the facts and circumstances. These will include one or more of the following factors, among others: (i) the size, nature and type of the opportunity (including the risk and return profiles of the investment, expected holding period and other attributes), (ii) the nature of the investment mandates (including investment focus, objectives, strategies, guidelines, limitations, and target rates of return) of the Brookfield

Accounts, (iii) the relative amounts of capital available for investment, (iv) principles of diversification of assets, (v) expected future capacity of the accounts, (vi) cash and liquidity needs (including for pipeline, follow-on and other opportunities), (vii) the availability of other appropriate or similar investment opportunities and (viii) other portfolio management considerations deemed relevant by Brookfield (including, among others, legal, regulatory, tax, structuring, compliance, investment-specific, timing and similar considerations). The factors considered by Brookfield in allocating investments among Brookfield Accounts with overlapping investment mandates may change over time (including to consider new, additional factors) and different factors could be emphasized or be considered less relevant with respect to different investments. In some cases, this will result in certain transactions being shared among two or more Brookfield Accounts, while in other cases it will result in one or more Brookfield Accounts being excluded from an investment entirely.
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
•Incentive to Allocate Investment Opportunities to Certain Brookfield Accounts Over Other Brookfield Accounts. In certain circumstances, Brookfield will have an aggregate economic interest in one Brookfield Account, including a co-investment account or other Brookfield Account, that is greater than (or that is expected to be greater than) its aggregate economic interest in another Brookfield Account, which would result in higher economic benefit to Brookfield from allocating investment opportunities to such Brookfield Account relative to other Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest). Brookfield’s economic interest in a Brookfield Account will depend on, among others, its right to receive incentive-based compensation, management fees and/or other fees or compensation from the Brookfield Account, as well as its economic investment in such Brookfield Account (if any). For example, Brookfield is not required to offset certain transaction fees, break-up fees and other compensation that it is entitled to from an investment against management fees owed by certain co-investment accounts. In addition, Brookfield expects to enter into formal and/or informal arrangements (including with one or more co-investors and/or strategic investors) pursuant to which Brookfield will benefit economically, directly or indirectly, from offering investment opportunities to those investors, including by increasing the attractiveness of investing in Brookfield Accounts more broadly. As a result, Brookfield generally is incentivized to allocate a greater number (or portions) of investment opportunities to certain investors and/or Brookfield Accounts over others than would otherwise be the case in the absence of differing economic interests in Brookfield Accounts. In addition, Brookfield’s allocation of investment opportunities could benefit Brookfield in other ways, including increased attractiveness of the units of, and commitments to, other Brookfield Accounts.
•Allocation of Co-Investments. From time to time, to the extent Brookfield determines, in its discretion, that an investment opportunity that is to be allocated to Brookfield Renewable or a Brookfield Account in which we are invested exceeds the amount that is advisable or appropriate for Brookfield Renewable or such Brookfield Account (which will, in some cases, as determined by Brookfield in its sole discretion, be less than the maximum investment amount permitted by Brookfield Renewable’s or the relevant Brookfield Account’s mandates), Brookfield may, in its sole and absolute discretion, offer to one or more other investors the ability to participate in such opportunity as a co-investor on such terms and conditions as Brookfield determines. Potential co-investors could include among others, unitholders of Brookfield Renewable, investors in other Brookfield Accounts, Brookfield Accounts, Brookfield employees, Brookfield, the Investing Affiliate, and/or one or more third parties. Brookfield Renewable, as an investor in Brookfield Accounts, is expected to receive (and accept) opportunities to co-invest alongside Brookfield Accounts in which it is invested. In addition, Brookfield may offer potential co-investment opportunities to potential co-investors that are potentially of strategic benefit to the applicable investment opportunity,

Brookfield Renewable and/or the relevant Brookfield Account as a whole (“Strategic Co-Investor”). Co-investment opportunities may be offered to Strategic Co-Investors irrespective of whether the available investment opportunity exceeds the amount that would otherwise be appropriate for Brookfield Renewable or the relevant Brookfield Account, and therefore, participation of a Strategic Co-Investor will reduce the amount of the investment opportunity available to Brookfield Renewable or the relevant Brookfield Account.
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
Brookfield may determine, on behalf of Brookfield Renewable, that Brookfield Renewable will not, or cannot, participate (either at all or up to its full proportionate amount) in a co-investment opportunity. Brookfield may assign Brookfield Renewable’s right to participate in a co-investment opportunity to any other individual or entity.
In addition, Brookfield may determine to provide priority rights with respect to all or a select geographic, industry or other subset of future co-investment opportunities of a particular Brookfield Account to certain investors or other persons (but not to Brookfield Renewable and other similarly situated investors) pursuant to contracts or other arrangements with such investors or other persons. Brookfield may form and manage one or more investment vehicles or accounts through which investors or other persons would participate in co-investment opportunities. Inclusion in, and the terms of, such a program will be determined by Brookfield in its discretion, which may include some or all of the factors described above.
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
In addition, there is no requirement that any co-investment offered by a Brookfield Account be made or disposed of at the same time or on the same terms for each co-investor. For example, investors may participate in co-investment opportunities at a different time than Brookfield Renewable, which will also impact returns realized by such co-investors relative to Brookfield Renewable.
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
Certain investors in Brookfield Accounts are expected to have contractual or other rights to participate in co-investments. As a general matter, investing in Brookfield Renewable does not entitle any unitholder to allocations of co-investment opportunities (either alongside Brookfield Renewable or any other Brookfield Account) and unitholders generally will not have any right to receive co-investment opportunities.
•Co-Investment Expenses. Co-investors (including Brookfield Renewable to the extent it co-invests in an opportunity offered by a Brookfield Account in which it invests) will typically bear their pro rata share of fees, costs and expenses related to the discovery, investigation, development, acquisition or consummation, ownership, maintenance, monitoring, hedging and disposition of co-investments and, in certain cases, may be required to pay their pro rata share of fees, costs and expenses related to potential co-investments that are not consummated, such as broken deal expenses (including “reverse” breakup fees).
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
•Conflicts with Secondary Funds. Brookfield sponsors, manages and invests in certain Brookfield Accounts that focus on making secondary investments (such Brookfield Accounts, “Secondary Funds”), including investments in (a) third-party general partner led recapitalizations of closed-end funds, joint ventures, other investment vehicles, and assets where the third-party general partner maintains the day-to-day responsibility for the assets, (b) limited partner interests in commingled investment vehicles at discount to NAV, (c) co-investments in specific assets alongside the general partner or its managed vehicles at preferential rates, and (d) structured solutions and/or preferred equity plays (collectively, “Secondary Investments”). These Secondary Investments may be subject to significant governance, control and/or minority protection rights in favor of the Secondary Funds. Brookfield Renewable, Brookfield Accounts in which we invest and portfolio investments are expected to compete with such third party general partners and their managed vehicles for investment opportunities and are expected to manage competing assets. For example, in a competitive auction process, the third-party general partner (and/or its managed vehicles), on the one hand, and Brookfield Renewable and/or Brookfield Accounts in which we invest, on the other hand, could be potential bidders. Similarly, a third-party general partner (and/or its managed vehicles) could invest in an asset that competes with an asset held by Brookfield Renewable or a Brookfield Account in which we invest for market share or other matters.
In order to mitigate potential conflicts of interest in these situations, Brookfield may but will not be obligated to take one or more of the following actions (as it determines in its sole discretion): (i) causing the Secondary Fund to remain passive in, or recuse itself from, a situation in which it is otherwise entitled to vote, which would mean that the Secondary Fund defers to the decision or judgment of the third-party general partner or third-party investor(s) in its managed vehicles with respect to certain decisions; (ii) causing the Secondary Fund to hold only non-controlling interests in an investment without governance rights; (iii) referring the matter to one or more persons that is not affiliated with Brookfield; (iv) consulting with and seeking the consent of Brookfield Renewable’s independent directors or the advisory committee of the Brookfield Account in which we are invested and/or Secondary Fund (as deemed appropriate by Brookfield) on such matter; or (v) establishing ethical screens or information barriers (which can be temporary and of limited purpose) designed to separate Brookfield investment professionals to act independently on behalf of the Secondary Fund, on the one hand, and Brookfield Renewable and/or the Brookfield Accounts in which we invest, on the other hand, in each case with support of separate legal counsel and other advisers.
•Pursuit of Investment Opportunities by Certain Non-Controlled Affiliates. Certain companies affiliated with Brookfield (a) are controlled, in whole or in part, by persons other than Brookfield, including, for example, joint ventures or similar arrangements with third parties where Brookfield does not have complete control, and/or (b) do not coordinate or consult with Brookfield with respect to investment decisions (together, “Non-Controlled Affiliates”). Such Non-Controlled Affiliates could have investment objectives which overlap with Brookfield Renewable’s or Brookfield Accounts’ in which we invest and conflicts are likely to arise therefrom. For example, from time to time such Non-Controlled Affiliates or investment vehicles managed by such Non-Controlled Affiliates will pursue investment opportunities which are suitable for Brookfield Renewable or Brookfield Accounts in which we invest but which are not made available to us or such Brookfield Accounts since such Non-Controlled Affiliates do not consult with and/or are not controlled by Brookfield.
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
In making certain decisions with regard to our investments or of Brookfield Accounts in which we are invested that compete with or differ from the interests of one or more other Brookfield Accounts, Brookfield and/or the Investing Affiliate , Brookfield could face certain conflicts of interest between the interests of Brookfield Renewable

(and/or Brookfield Accounts in which we are invested) and the interests of such other Brookfield Accounts, Brookfield and/or the Investing Affiliate. These potential conflicts will be exacerbated in situations where Brookfield is entitled to higher fees from other Brookfield Accounts than from us and/or Brookfield Accounts in which we are invested, where portfolio managers making an allocation decision are entitled to higher performance-based compensation from other Brookfield Accounts than from us and/or Brookfield Accounts in which we are invested, where Brookfield (and/or the Investing Affiliate) has larger proprietary investments in other Brookfield Accounts than in Brookfield Renewable and/or Brookfield Accounts in which we are invested, or where there are capacity constraints with respect to a particular strategy or opportunity as a result of, for example, position limits and/or regulatory reporting obligations applicable to Brookfield. In addition, as an investment changes over time, additional conflicts of interest are expected to arise, including as a result of earlier investment allocation decisions. Investment and divestment decisions made with respect to other Brookfield Accounts, Brookfield and/or the Investing Affiliate may be made without regard to the interests of Brookfield Renewable and/or Brookfield Accounts in which we are invested, even where such decisions are informed by our (direct or indirect) investment activities and/or adversely affect us (directly or indirectly).
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
•Investments with Related Parties. In light of the extensive scope of Brookfield’s activities, in certain circumstances we will invest (directly or indirectly through a Brookfield Account) in assets or companies in which Brookfield, the Investing Affiliate and/or other Brookfield Accounts (including a co-investment account) hold an equity or debt position or in which Brookfield, the Investing Affiliate or another Brookfield Account invests (either in equity or debt positions) subsequent to our investment. For example, from time to time Brookfield and/or another Brookfield Account will: (i) enter into a joint transaction with us; (ii) in their discretion, invest alongside us;(iii) be borrowers of certain investments or lenders in respect of Brookfield Renewable; and/or (iv) invest in different levels of an issuer’s capital structure. As a result of the various conflicts and related issues described herein, we could sustain (direct or indirect) losses during periods in which Brookfield or other Brookfield Accounts achieve profits generally or with respect to particular investments, or could achieve lower profits or higher losses than would have been the case had the conflicts described herein not existed.
In situations in which Brookfield and/or another Brookfield Account holds an interest in an investment that differs from that of Brookfield Renewable, conflicts of interest, including among others those described below, will arise.
Brookfield, the Investing Affiliate and/or other Brookfield Accounts could dispose of their interests in applicable investments at different times and on different terms than us (or a Brookfield Account in which we are invested), including in situations where Brookfield and/or other Brookfield Accounts facilitated an investment with a view to reselling their portion of such investment to third parties following the closing of the transaction (which could, in certain situations, result in Brookfield and/or the other Brookfield Account receiving compensation for (or related to) such sale) or where Brookfield and/or the other Brookfield Account seek to reallocate capital to other opportunities, derisk exposures, or otherwise manage their investments differently than Brookfield Renewable (or a Brookfield Account in which we are invested), which could have an adverse effect on the value and/or liquidity of our investment. In any such circumstances, Brookfield and/or the other Brookfield Accounts will likely sell interests at different values, and possibly higher values, than we (or a Brookfield Account in which we are invested) will be able to when disposing of the applicable investment. Where we invest alongside Brookfield or another Brookfield Account, we may desire to manage our investment differently than Brookfield and/or the other Brookfield Account, but may be restrained from doing so because of circumstances relating to Brookfield and/or the other Brookfield Account.
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
If Brookfield or another Brookfield Account participates as a lender in borrowings by Brookfield Renewable, a Brookfield Account in which we are invested or portfolio companies, Brookfield’s (or the other Brookfield Account’s) interests may conflict with the interests of Brookfield Renewable, the Brookfield Account in which we are invested and/or the applicable portfolio company. In this situation, Brookfield Renewable’s assets may be pledged to such Brookfield Account as security for the loan. In its capacity as a lender, Brookfield or the relevant Brookfield Account may act in its own interest, without regard for the interests of Brookfield Renewable, the Brookfield Account in which we are invested, our portfolio companies or the Unitholders, which may materially and adversely affect Brookfield Renewable, the Brookfield Account in which we are invested and our portfolio companies, and, in certain circumstances such as an event of default, ultimately may result in realization of assets held by Brookfield Renewable or a Brookfield Account in which we are invested at a loss, including loss of the entire investment. In addition, if Brookfield is a party to a transaction or an agreement with Brookfield Renewable, a Brookfield Account in which we are invested or an underlying investment to provide services or financing to us, the Brookfield Account in which we are invested or the underlying investment, Brookfield will have the sole right to, through or on behalf of Brookfield Renewable, the Brookfield Account in which we are invested or an underlying investment either (i) take any action to implement the agreement, enforce any provisions thereof or any rights of Brookfield Renewable thereunder, terminate the agreement pursuant to any right of termination provided in such agreement, give required notices or give or make any approval, consent, decision or waiver under such agreement or (ii) nominate a third- party to approve any action or inaction to be taken with respect to any such related party transaction or agreement.
In situations in which Brookfield and/or another Brookfield Account holds an interest in an investment that differs from that of Brookfield Renewable and/or the Brookfield Account in which we are invested, conflicts of interest will arise in connection with, among other things, the following: (i) the nature, timing and terms of each account’s investment, (ii) the allocation of control and other governance rights among the accounts, (iii) the strategic objectives or timing underlying each account’s investments, (iv) differing disposition rights, views and/or needs for all or part of an investment, and/or (v) resolution of liabilities in connection with an investment among the accounts. These conflicts result from various factors, including, among other things, investments in different levels of the capital structure, different measurements of control, different risk profiles, different rights with respect to disposition alternatives, different investment objectives, strategies and horizons and different target rates of return as well as rights in connection with co-investors.
As noted above, from time to time Brookfield Renewable and/or a Brookfield Account in which we are invested, on the one hand, and Brookfield and other Brookfield Accounts (including co-investment accounts), on the other hand, will invest in different classes or types of securities of the same company (or other assets, instruments or obligations issued by such company) or otherwise on different terms thereby creating divergent interests. For example, if the company or asset invested in experiences financial distress, bankruptcy or a similar situation, the our interest may be subordinated or otherwise adversely affected by virtue of Brookfield’s or another Brookfield Account’s involvement and actions relating to their investment to the extent their interest is more senior to, or has different contractual rights than, the interest of Brookfield Renewable and/or the Brookfield Account in which we are invested. In these situations, Brookfield will face conflicts in managing each side’s investment with a view to maximizing its value and, in connection therewith, pursuing or enforcing rights or activities. At all times, Brookfield will seek to treat each account (including Brookfield Renewable and/or the Brookfield Account in which we are invested) fairly, reasonably and consistent with its investment mandate in pursuing and managing these investments. However, these factors could result in our (direct and indirect) interests and those of Brookfield and other Brookfield Accounts being managed differently under certain circumstances and Brookfield Renewable and/or the Brookfield Account in which we are invested realizing different returns (including, possibly lower returns) on their investment than Brookfield and/or other Brookfield Accounts on theirs.
In addition, Brookfield is expected to advise other Brookfield Accounts with respect to different parts of the capital structure of an investment. As a result, Brookfield could pursue or enforce rights or activities, or refrain from pursuing or enforcing rights or activities, with respect to a particular investment in which Brookfield Renewable and/or a Brookfield Account in which we are invested has a position. Brookfield Renewable and/or a Brookfield Account in which we are invested could be negatively affected by these activities, and transactions on behalf of Brookfield Renewable and/or a Brookfield Account in which we are invested could be executed at prices or terms that are less favorable than would otherwise have been the case. In addition, in the event that Brookfield and/or other Brookfield Accounts hold voting securities of an issuer in which we (directly or indirectly) hold loans, bonds, or other credit-related securities, Brookfield or such other Brookfield Accounts could have the right to vote on certain matters that could have an adverse effect on the positions held by Brookfield Renewable or Brookfield Accounts in which we invest.
As a result of the various conflicts and related issues described above, we could sustain (direct or indirect) losses during periods in which Brookfield or other Brookfield Accounts achieve profits generally or with respect to particular holdings, or could achieve lower profits or higher losses than would have been the case had the conflicts described above not existed.
In order to mitigate potential conflicts of interest in these situations, Brookfield could but will not be obligated to take actions on behalf of itself, the Investing Affiliate, Brookfield Renewable and/or other Brookfield Accounts, including among others one or more of the following as it determines in its sole discretion: (i) forbearance of rights, such as causing Brookfield, the Investing Affiliate Brookfield Renewable and/or other Brookfield Accounts to remain passive in a situation in which it is otherwise entitled to vote, which could mean that Brookfield, the Investing Affiliate, Brookfield Renewable, a Brookfield Account in which we are invested and/or other Brookfield Accounts, as applicable, defer to the decision or judgment of an independent, third-party investor in the same class of securities with respect to decisions regarding defaults, foreclosures, workouts, restructurings, and/or similar matters, including actions taken by a trustee or administrative or other agent of the investment, such as a release, waiver, forgiveness or reduction of any claim for principal or interest, extension of maturity date or due date of any payment of any principal or interest, release or substitution of any material collateral, release, waiver, termination or modification of any material provision of any guaranty or indemnity, subordination of any lien, and release, waiver or permission with respect to any covenants; (ii) causing Brookfield, the Investing Affiliate, Brookfield Renewable, a Brookfield Account in which we are invested and/or other Brookfield Accounts to hold only non-controlling interests in any such investment; (iii) referring the matter to one or more persons that is not affiliated with Brookfield, such as a third-party loan servicer, administrative agent or other agent to review and/or approve of an intended course of action; (iv) consulting with and/or seeking approval of the independent directors of the Managing General Partner on such matter (and similar bodies of other accounts); (v) establishing ethical screens or information barriers (which can be temporary and of limited purpose) designed to separate Brookfield investment professionals to act independently on behalf of Brookfield Renewable (or a Brookfield Account in which we are invested), on the one hand, and Brookfield, the Investing Affiliate and/or other Brookfield Accounts, on the other hand, in each case with support of separate legal counsel and other advisers; (vi) seeking to ensure that Brookfield, the Investing Affiliate, Brookfield Renewable, a Brookfield Account in which we are invested, and/or other Brookfield Accounts own interests in the same securities or financial instruments and in the same proportions so as to preserve an alignment of interests; and/or (vii) causing Brookfield, the Investing Affiliate, Brookfield Renewable, a Brookfield Account in which we are invested, and/or other Brookfield Accounts to divest of an investment that it otherwise could have held on to, including without limitation causing Brookfield Renewable (or a Brookfield Account in which we are invested) to sell its position to Brookfield or another Brookfield Account (or vice versa).
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
•Insurance and Reinsurance Capital. Brookfield currently manages, and expects in the future to manage, one or more Brookfield Accounts that focus on investing insurance- and reinsurance-related capital (“Brookfield Insurance Accounts”). Among other things, Brookfield Insurance Accounts are expected to invest in securities of issuers affiliated with Brookfield Accounts, including securities issued by portfolio companies such as investment grade, high-yield and other debt securities. For example, from time to time, Brookfield Insurance Accounts could invest in asset backed securities, commercial mortgage backed securities, and other debt securities and instruments issued (as part of a financing, refinancing or similar transaction) by Brookfield Renewable, a Brookfield Account in which we are invested and/or portfolio companies. Brookfield Insurance Accounts could also provide financing to parties that purchase investments from a Brookfield Account in which we are invested.

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
•Financing to Counterparties of Brookfield Accounts. There may be situations in which Brookfield or a Brookfield Account will offer and/or commit to provide financing to one or more third parties that are expected to bid for and/or purchase an investment (in whole or in part) from a Brookfield Account in which we are invested. This type of financing could be provided through prearranged financing packages arranged and offered by Brookfield or a Brookfield Account to potential bidders in the relevant sales process or otherwise pursuant to bilateral negotiations between one or more bidders and Brookfield and/or the Brookfield Account. For example, where a Brookfield Account in which we are invested seeks to sell an investment (in whole or in part) to a third party in the normal course, Brookfield or a Brookfield Account may offer the third party debt financing to facilitate its bid and potential purchase of the investment.
This type of arrangement will only be offered in situations in which Brookfield believes it is neutral to or provides benefits to the Brookfield Account in which we are invested by supporting third parties in their efforts to successfully bid for and/or acquire our investments. However, acquisition financing arranged and offered by Brookfield and/or Brookfield Accounts also creates potential conflicts of interest. In particular, Brookfield’s or the Brookfield Account’s participation as a potential lender in the sales process could create an incentive to select a third-party bidder that uses financing arranged by Brookfield or a Brookfield Account to our potential detriment.
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
•Linked Transactions/Arrangements. Brookfield intends from time to time to contract with third parties for various linked business transactions and/or arrangements (e.g., agreements to supply power to a third party while at the same time agreeing to procure technology services from such third party) as a part of broader business or other similar relationships with such third parties. Such transactions and/or arrangements (and related benefits) generally will be for the benefit of Brookfield’s broader business platform and will be allocated in accordance with Brookfield’s allocation guidelines in a fair and reasonable manner. In connection with these transactions and/or arrangements, Brookfield will allocate certain transactions (e.g., power supply agreements) among various Brookfield Accounts, including Brookfield Renewable and Brookfield Accounts in which we are invested, and may in connection therewith commit Brookfield Renewable and such Brookfield Accounts to purchase and/or backstop certain services or products provided by such third parties. In addition, Brookfield expects to receive discounts and other special economic benefits in respect of the services and/or products provided by the third parties, which will be allocated among Brookfield and various Brookfield Accounts in a fair and reasonable manner, including Brookfield and Brookfield Accounts that do not participate in providing goods and/or services to the third parties.
•Investments by Brookfield Personnel. Brookfield personnel that participate in Brookfield’s advisory business activities, including partners, officers and other employees of Brookfield (“Brookfield Personnel”), are permitted to buy and sell securities or other investments for their own or their family members’ accounts (including through Brookfield Accounts), subject to the limitations described below. Positions are likely to be taken by such Brookfield Personnel that are the same, different from, or made at different times than positions taken directly or indirectly for us and Brookfield Accounts in which we are invested. To reduce the possibility of (i) potential conflicts between our investment activities and those of Brookfield Personnel, and (ii) our activities being materially adversely affected by Brookfield Personnel’s personal trading activities, Brookfield has established policies and procedures relating to personal securities trading. To this end, Brookfield Personnel that participate in managing our investment activities are generally restricted from engaging in personal trading activities (unless such activities are conducted through accounts over which Brookfield Personnel have no influence or control), and other personnel generally must preclear proposed personal trades. In addition, Brookfield’s policies include prohibitions on insider trading, front running, trading in securities that are on Brookfield’s securities watch list, trading in securities that are subject to a black-out period and other restrictions.
•Investments by the Related-Party Investor. Certain executives and former executives of Brookfield own a substantial majority of an investment vehicle (the “Related-Party Investor”) whose investment mandate is managed by Brookfield. The Related-Party Investor’s investment mandate generally focuses on liquid securities and includes, among other things, equity, debt and other investments in Brookfield and third-party companies, which are made directly and through separate accounts managed by Brookfield, Oaktree and PSG. The Related-Party Investor’s investments include, among other things, interests in companies that Brookfield Renewable and other Brookfield Accounts have invested in, are investing in, are invested in and/or will in the future invest in, including in certain cases investments made alongside Brookfield Renewable and other Brookfield Accounts. There is no information barrier between the personnel managing the Related-Party Investor’s activities and the rest of Brookfield (with the exception of Oaktree and PSG, which are walled off). Brookfield has adopted protocols designed to ensure that the Related-Party Investor’s activities do not materially conflict with or adversely affect the activities of Brookfield Renewable (or any other Brookfield Account) and to ensure that Brookfield Renewable’s (and other Brookfield Accounts’) interests are, to the extent feasible, prioritized relative to the Related-Party Investor’s interests, including among others in connection with the allocation of investment opportunities and the timing of execution of investments.
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
To the extent that the information barrier is removed or otherwise ineffective and Brookfield has the ability to access analysis, models and/or information developed by Oaktree and its personnel, Brookfield will not be under any obligation or other duty to access such information or effect transactions for Brookfield Renewable and/or Brookfield Accounts that we are invested in accordance with such analysis and models, and in fact may be restricted by securities laws from doing so. Brookfield may make investment decisions that differ from those it would have made if it had pursued such information, which may be disadvantageous to us and/or Brookfield Accounts that we are invested in.

As noted in “Transactions among Portfolio Companies and Investments” below, portfolio companies of Brookfield Accounts that we are invested in are and will be counterparties in agreements, transactions and other arrangements with other Brookfield Accounts (including their portfolio companies) for the provision of goods and services, purchase and sale of assets and other matters that would otherwise be transacted with independent third parties. Similarly, portfolio companies of Brookfield Accounts that we are invested in are and will be counterparties in arrangements with Oaktree, Oaktree Accounts and/or their portfolio companies to the extent practicable pursuant to the information barrier. These arrangements will give rise to the same potential conflicts considerations (and be resolved in the same manner) as set out in “Transactions among Portfolio Companies and Investments”.
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
•Allocation of Expenses. In the normal course of managing its business activities, Brookfield allocates costs and expenses among itself, Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we are invested) and portfolio companies of Brookfield Accounts as appropriate and in accordance with internal policies. Examples of expenses allocated across Brookfield Accounts (and expected to be allocated in part to Brookfield Renewable and Brookfield Accounts in which we are invested) include investor reporting systems and software, technology services, accounting, group insurance policies, portfolio and investment tracking and monitoring systems, trade order management system and legal, tax, compliance, operations and other similar expenses that relate to Brookfield Accounts (including the expenses of both internal and external legal, tax and compliance personnel). Expenses are allocated by Brookfield in its good faith judgment, which is inherently subjective, among Brookfield Accounts that benefit from such expenses. Certain costs and expenses, such as costs and expenses relating to support services performed for the benefit of Brookfield Renewable by Brookfield personnel and/or third party service providers, may be aggregated together with similar costs and expenses applicable to other Brookfield Accounts and split among Brookfield Renewable and such other Brookfield Accounts in a manner determined by Brookfield, in its sole discretion, to be fair and reasonable (which may include, among other possible methodologies, allocating based on the relative sizes of the relevant Brookfield Accounts). In these cases, such aggregation will result in Brookfield Renewable and/or Brookfield Accounts in which we are invested bearing a portion of costs and expenses that relate to services performed for the benefit of other Brookfield Accounts (while such other Brookfield Accounts will bear a portion of costs and expenses that relate to services performed for Brookfield Renewable). Any such allocation could result in Brookfield Renewable bearing higher portion of such costs and expenses than it would under a different allocation methodology.
Certain expenses are suitable for only Brookfield Renewable or another Brookfield Account and, in such case, are allocated to such vehicle. In other situations, expenses are allocated to Brookfield Renewable and other Brookfield Accounts despite the fact that such expenses may not directly relate to Brookfield Renewable and such Brookfield Accounts, may also benefit other Brookfield Accounts in the future and/or ultimately not benefit Brookfield Renewable (and Brookfield Accounts that we invest in) at all, including for example expenses relating to a specific legal, regulatory, tax, commercial or other issue, structure and/or negotiation (which may include services by Brookfield personnel and/or third party service providers). Brookfield will allocate such expenses among Brookfield Accounts (including Brookfield Renewable) based on factors it deems reasonable in its discretion, regardless of the extent to which other Brookfield Accounts ultimately benefit from such issue, structure and/or negotiation. Expenses incurred in connection with an issue, structure or negotiation not directly related to a Brookfield Account may nonetheless be allocated to the Brookfield Account, even if incurred prior to the existence of the Brookfield Account. Similarly, expenses that are expected to be borne by a particular investor or a third party may be allocated to a Brookfield Account (including Brookfield Renewable) to the extent such costs and expenses are not ultimately charged to or paid by such investor or third party, including, for example, costs and expenses related to a transfer of an interest in a Brookfield Account or bespoke reporting or other similar arrangements.
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
•Affiliated and Related-Party Services and Transactions. Where it deems appropriate and relevant, Brookfield intends to perform or provide (or cause a Brookfield Account to perform or provide) a variety of different services or products to Brookfield Renewable, Brookfield Accounts in which we invest and their portfolio companies that would otherwise be provided by independent third parties, including among others lending and loan special servicing; development oversight; development management; investment banking (including participation by Brookfield-affiliated broker-dealers in the underwriting syndicates for securities issuances by Brookfield Accounts or the portfolio companies of Brookfield Accounts); advisory; consulting; entitlement; acting as alternative investment fund manager or other similar type of manager in jurisdictions where such services are beneficial; the placement and provision of various insurance policies and coverage, including risk retention and/or insurance captives; development, construction and design (including oversight thereof), real estate and property management (and oversight thereof), leasing, power marketing, operational, legal, financial, compliance, tax, back office, environmental, social and governance related services, brokerage, corporate secretarial, accounting, human resources, and bank account management; supply or procurement of power and energy; transaction support; fund administration; accounting and reporting (including coordinating onboarding, due diligence, reporting and other administrative services with third-party administrators and placement agents); other financial operations services, hedging and other treasury services and capital markets services; services relating to the use of entities that maintain a permanent residence in certain jurisdictions; data management services; and other services or products (such services, collectively, “Affiliate Services”).
To the extent that Brookfield or a Brookfield Account provides Affiliate Services to us, a Brookfield Account and/or any portfolio company, Brookfield or the Brookfield Account (as applicable) will receive fees (which could include incentive compensation): (i) at rates approved by the Brookfield Account that receives the services pursuant to an Affiliate Services rate schedule (the “Rate Schedule”); (ii) at rates for the relevant service that Brookfield reasonably believes are consistent with arm’s length market rates at the time of entering into the Affiliate Services engagement (the “Affiliate Service Rate”); (iii) at cost (including an allocable share of internal costs) plus an applicable administrative fee; or (iv) at any other rates with the approval of the Managing General Partner’s independent directors (for services provided to Brookfield Renewable) or of the relevant Brookfield Account’s investors or its advisory committee (for services provided to a Brookfield Account in which we are invested or a portfolio company thereof).
Brookfield Renewable is currently, and expects to be in the future, engaged to provide certain Affiliate Services to Brookfield Accounts and assets and/or portfolio companies thereof (including Brookfield Accounts in which Brookfield Renewable is invested). When Brookfield Renewable is engaged to provide Affiliate Services, such services will generally be provided at cost (including an allocable share of internal costs) plus an applicable administrative fee, which is expected to be lower than prevailing arm’s length market rates for the services. This reduced level of compensation earned by Brookfield Renewable is and will be offset in part by the corresponding benefit Brookfield Renewable will receive as an investor in the Brookfield Accounts receiving the Affiliate Services (i.e., in the form of lower operational costs borne by the Brookfield Accounts).
In furtherance of the foregoing, Brookfield Renewable intends to have strategic or operations professionals with established industry expertise advise on a range of activities related to renewable and clean energy development investments and assets, including participating in the origination, identification, assessment, pursuit, coordination, underwriting, execution and consummation of renewable and clean energy development opportunities, including project planning, engineering analysis, securing site control, preparing and managing interconnection approvals and permits, financial analysis and managing-related stakeholder matters. Such activities give rise to certain conflicts of interests and while such activities are similar to those services provided by other Brookfield Affiliates in their capacity as manager of a Brookfield Account, they otherwise would have been provided by independent third parties in this context. Moreover, while as noted above the compensation payable by the Brookfield Account or applicable investment or asset to Brookfield Renewable in respect of the Affiliate Services provided by Brookfield Renewable is expected to be lower than prevailing arm’s length market rates, Brookfield Renewable will not receive any portion of Brookfield’s management fee for such activities, and Brookfield’s management fee will not be offset as a result of such activities.
For the avoidance of doubt, where Brookfield (or a Brookfield Account, as applicable) is engaged to provide Affiliate Services in connection with a portfolio company of another Brookfield Account, the amount charged or allocated (whether such Affiliate Services are provided in accordance with the Rate Schedule, at the Affiliate Service Rate, cost plus an administrative fee, or otherwise) may include (i) a management promote, incentive fee and/or other performance-based compensation for certain employees and the cost of such performance-based compensation will be paid by the applicable portfolio company, and (ii) a pass-through of costs, including (a) compensation for personnel (including salary and incentive compensation), expenses (including human resources, rent and office services, talent acquisition, professional development, travel, professional fees), and other benefits, as reasonably allocated, and (b) information technology hardware, computing power or storage, software licenses and related ancillary and information technology personnel costs incurred in providing the service, in addition to any fees charged for the service (and the passed-through costs may be substantial relative to the fees charged for the service and will, in certain cases, be based on estimates made by Brookfield in its sole discretion in good faith). In certain situations, personnel will provide an Affiliate Service to multiple assets (including assets not owned by Brookfield Renewable or Brookfield Accounts in which we invest) or multiple Brookfield Accounts, in which case only a portion of the applicable costs would be passed through to Brookfield Renewable and Brookfield Accounts in which we are invested.
Brookfield expects (but will not be obligated) to utilize a number of different methodologies (that it determines, in its sole discretion, to be fair and reasonable) to determine the portion of pass-through and other costs to be allocated to one or more Brookfield Accounts and/or their investments in respect of Affiliate Services, including those provided by Brookfield, Brookfield Renewable and/or another Brookfield Account. The methodologies utilized for allocating costs will include one or more of the following methodologies as well as other methodologies deemed fair and reasonable by Brookfield over time: (i) the amount of time spent by employees providing such services (including on the basis of estimates and at a blended rate); (ii) the relative size or generation (e.g., MW hours) of the assets, portfolio companies and/or potential investments receiving such service; and (iii) the estimated level of effort required to provide a service relative to other services provided by the same employees (for instance, the allocation of costs for employees providing financial reporting services could be allocated based on the estimated level of effort required for audited financial statements versus unaudited financials).
At all times, Brookfield (on behalf of the service provider) will endeavor to make these determinations fairly, reasonably and in an impartial manner. However, there can be no assurance that any determination will accurately reflect the actual value of Affiliate Services provided (including by Brookfield Renewable) in any particular situation, or that its own interests won’t influence its determinations, or that a different methodology would not have also been fair and reasonable and that such other methodology would not yield a different result. Moreover, it is possible that a Brookfield Account (including one in which Brookfield Renewable is invested) will bear a larger portion of costs than it otherwise would have if Brookfield did not face the conflicts of interest discussed herein. In addition, the methodologies that Brookfield utilizes are expected to vary based on the particular facts and circumstances of each situation and, as such, there will be some degree of variation in the manner in which situations are addressed.
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
The foregoing requirements and limitations will not apply to transactions for services or products between investments of Brookfield Accounts in which we are invested and portfolio companies of other Brookfield Accounts, Oaktree and Oaktree Accounts, which are described in further detail below (though Brookfield could nonetheless determine, in its sole discretion, to use Affiliate Service Rates, cost plus an administrative fee or otherwise in these situations).
If an Affiliate Service is charged at the Affiliate Service Rate, Brookfield will determine the Affiliate Service Rate for each Affiliate Service in good faith at the time of engagement. The determination of the Affiliate Service Rate will be based on one or more factors, including, among other things: (i) the rate that one or more comparable service providers (which may or may not be a competitor of Brookfield or a Brookfield Account) charge third-parties for similar services (at the time of determination), (ii) market knowledge (which may be based on inquiries with one or more market participants), (iii) the rate charged by Brookfield (or a Brookfield Account) to a third-party for similar services (or the methodology used to set such rates), (iv) advice of one or more third-party agents or consultants, (v) commodity or other rate forecasting, (vi) rates required to meet certain regulatory requirements or qualify for particular governmental programs, (vii) in the case of services which Brookfield provides as part of a syndicate, such as investment banking or brokerage services, the rate that is determined by a third party member of the syndicate, or (viii) other subjective and/or objective metrics deemed relevant by Brookfield in its sole discretion. To the extent Brookfield retains the services of a third-party consultant or agent to assist in determining an Affiliate Service Rate, the fees and cost of such third-party consultant/agent will be an expense borne by Brookfield Renewable and other Brookfield Accounts (as applicable).
While Brookfield will determine in good faith each Affiliate Service Rate at the time of the relevant engagement as set out above, there will likely be variances in the marketplace for similar services based on an array of factors that affect providers and rates for services, including, but not limited to, loss leader pricing strategies or other marketing and competitive practices, integration efficiencies, geographic market differences, and the quality of the services provided. There can be no assurances that the Affiliate Service Rate charged by Brookfield (or Brookfield Renewable) for any Affiliate Service will not be greater (or lower) than the rate charged by certain similarly situated service providers for similar services in any given circumstance. In addition, the Affiliate Service Rate charged for any Affiliate Service at any given time following the relevant engagement may not match a then-current market rate because the market rate for the service may have increased or decreased over time.
For the avoidance of doubt, fees and allocable share of costs may be charged for Affiliate Services (whether in accordance with the Rate Schedule, Affiliate Service Rates, costs plus an administrative fee, or otherwise) in advance based on estimated budgets (including estimates regarding costs), expected services, estimated relative sizes of the assets and/or businesses, and/or estimated time periods, and to the extent determined by Brookfield to be required or warranted will be subject to true-up once the relevant Affiliate Services are complete or periodically throughout the services period for any material adjustments.
In addition, Brookfield and its personnel from time to time receive certain intangible and/or other benefits and/or perquisites arising or resulting from their activities on behalf of Brookfield Renewable and Brookfield Accounts in which we are invested which do not reduce management fees and are not otherwise shared with Brookfield Renewable, Unitholders and/or investments. Such benefits will inure exclusively to Brookfield and/or its personnel receiving them, even if they are significant or difficult to value and even though the cost of the underlying service is borne as an expense by Brookfield Renewable, Brookfield Accounts and/or portfolio companies. For example, expenses incurred in connection with airline travel or hotel stays typically result in “miles” or “points” or credit in loyalty/status programs and such benefits and/or amounts will, whether or not de minimis or difficult to value, inure exclusively to Brookfield and/or such personnel (and not Brookfield Renewable, Unitholders, Brookfield Accounts and/or portfolio companies) even though the cost of the underlying service is borne by Brookfield Renewable, Brookfield Accounts and/or portfolio companies. Similarly, the volume of work that service providers receive from Brookfield, which include those from Brookfield Renewable, Brookfield Accounts in which we are invested and portfolio companies, results in discounts for such services that Brookfield will benefit from, while Brookfield Renewable, Brookfield Accounts and/or portfolio companies will not be able to benefit from certain discounts that apply to Brookfield. Brookfield also makes available certain discount programs to its employees as a result of Brookfield’s relationship with portfolio companies and their relationships (e.g., “friends and family” discounts that are not available to Unitholders). The size of these discounts on products and services provided by portfolio companies (and, potentially, customers or suppliers of such portfolio companies) could be significant. The potential to receive such discounts could provide an incentive for Brookfield to cause Brookfield Renewable, a Brookfield Account in which we are invested and/or a portfolio company to enter into transactions that would or would not have otherwise been entered into in the absence of these arrangements and benefits. Financial benefits that Brookfield and its personnel derive from such transactions will generally not be shared with Brookfield Renewable, Unitholders and/or portfolio companies. Brookfield may also offer referral bonuses to its employees who refer customers to assets owned by Brookfield Renewable and other Brookfield Accounts. Finally, Brookfield personnel expect to develop industry knowledge and technical expertise from their activities on behalf of Brookfield Renewable and Brookfield Accounts, the benefits of which will inure exclusively to Brookfield and its personnel and which will not reduce management fees or expenses.
Brookfield may take its own interests into account in considering and making determinations regarding the matters outlined above.
From time to time, Brookfield may terminate any Affiliate Services arrangement or contracts related thereto, including those with Brookfield Renewable and/or Brookfield Accounts in which we invest (either because we wish to terminate the arrangement or because Brookfield or another Brookfield Account or portfolio company thereof wishes to do so), which may include early termination prior to the expiration of any such arrangement or contract. In such instances, Brookfield will seek to act in the best interests of the Brookfield Accounts (including Brookfield Renewable), taking into account the applicable facts and circumstances at such time, including the approach Brookfield would expect to take in similar circumstances with a third party.
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

Insurance policies purchased by or on behalf of Brookfield Renewable and/or Brookfield Accounts in which we invest (and which cover Brookfield, the Managing General Partner, its officers and directors, and other parties) could provide coverage for situations where Brookfield Renewable would not generally provide indemnification, including situations involving culpable conduct by Brookfield, the Managing General Partner and its personnel. Nonetheless, Brookfield Renewable’s share of the fees and expenses (or the share of Brookfield Accounts in which we invest) in respect of insurance coverage will not be reduced to account for these types of situations.
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
Brookfield could benefit from arrangements where Brookfield employees are hired or retained by, or seconded to, one or more investments or a Brookfield affiliate on behalf of such investment, for example, in the case where a portfolio company makes a fixed payment to Brookfield to compensate Brookfield for a portion of an employee’s incentive compensation, but such employee does not ultimately collect such incentive compensation. Additionally, there could be a circumstance where an employee of Brookfield or a portfolio company of a Brookfield Account could become an employee of a portfolio company of Brookfield Renewable or a Brookfield Account in which we are invested (or vice versa) and, in connection therewith, be entitled to receive from the company it is transferring to unvested incentive compensation received from the company it is transferring from. While such incentive compensation would be subject to forfeiture under other circumstances, given the prior employment by a Brookfield related company, such incentive compensation may continue to vest as if such employee continued to be an employee of the company from which it is transferring. The arrangements described herein will take place in accordance with parameters approved by the Managing General Partner’s independent directors in the Conflicts Protocols, but will not be subject to approval by the Unitholders, and such amounts will not be considered fees received by Brookfield or its affiliates that offset or otherwise reduce the management or any other fee or compensation due to Brookfield. Portfolio companies of Brookfield Accounts are drawn from a number of highly specialized industries, and Brookfield also expects to benefit from the industry knowledge and technical expertise gained by Brookfield employees who are hired or retained by, or seconded to, investments or a Brookfield affiliate on behalf of such investment. Brookfield does not expect to provide any compensation or off-set of fees or expenses to such investments or Brookfield affiliates in exchange for the development of such knowledge or expertise by Brookfield employees.
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
Historically, certain of these support services have been performed by Brookfield (without being charged to Brookfield Accounts or portfolio companies) or its operating partners, servicers, brokers or other third-party vendors. Brookfield believes that providing these support services internally results in increased focus and attention that may not be available from a third party and helps to align interests and offer customized services to a degree that may not be possible with a third-party provider. Additionally, internal support services personnel allow Brookfield investment professionals to improve their efficiency and to focus their efforts on tasks that have a greater impact on creating value within a Brookfield Account’s portfolio.
As such, when these support and other services described above are provided, Brookfield Renewable will directly, or indirectly through a Brookfield Account in which we are invested, reimburse Brookfield for its costs and expenses incurred in providing these support services (including an allocable share of internal costs) plus an administrative fee, in accordance with clause (iii) of the second paragraph under “Affiliated and Related-Party Services and Transactions” above. As described above, such internal costs will include an allocable portion of the compensation (including incentive compensation), expenses (including IT costs, human resources support, rent and office services, talent acquisition, professional development, travel, and professional fees) and other benefits associated with the Brookfield employees providing these services, in accordance with Brookfield’s internal allocation practices. Additionally, Brookfield expects that certain employees will be eligible to earn commissions, incentive fees or other similar fees in connection with their work on certain portfolio companies and that these payments will be borne, directly or indirectly, by Brookfield Renewable or other Brookfield Accounts. None of these reimbursements and fees will reduce the management fees paid by Brookfield Renewable or another Brookfield Account. See “Affiliated and Related-Party Services and Transactions” above for a discussion regarding the allocation of costs among one or more Brookfield Accounts.
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
•Use of Brookfield Arrangements. Brookfield Renewable (and/or Brookfield Accounts in which we are invested) may seek to use a swap, currency conversion, hedging arrangement, line of credit or other financing that Brookfield has in place for its own benefit or the benefit of other Brookfield Accounts. In this case, Brookfield will pass through the terms of such arrangement to Brookfield Renewable (and/or Brookfield Accounts in which we are invested) as if Brookfield Renewable (or the relevant Brookfield Accounts) had entered into the transaction itself. However, in such cases, we (and/or the relevant Brookfield Accounts) will be exposed to Brookfield’s credit risk since we will not have direct contractual privity with the counterparty. Further, it is possible that Brookfield Renewable (or a Brookfield Account) may have been able to obtain more favorable terms for itself if it had entered into the arrangement directly with the counterparty.
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
•Other Activities of Brookfield and its Personnel. Brookfield and its personnel, including those that play key roles in managing our investment and other affairs (as well as the affairs of Brookfield Accounts that we invest in), spend a portion of their time on matters other than or only tangentially related to Brookfield Renewable and the Brookfield Accounts that we invest in. Their time is also spent on managing investment and other affairs of Brookfield, the Related-Party Investor and other Brookfield Accounts. Among others, the same professionals that are involved in sourcing and executing investments for Brookfield Renewable and Brookfield Accounts in which we are invested are responsible for sourcing and executing investments for Brookfield, the Related-Party Investor and other Brookfield Accounts, and have other responsibilities within Brookfield’s broader asset management business. As a result, Brookfield’s and its personnel’s other responsibilities are expected to conflict with their responsibilities to Brookfield Renewable and the Brookfield Accounts that we invest in. These potential conflicts will be exacerbated in situations where the employees have a greater economic interest (including via incentive compensation or other remuneration) in connection with certain responsibilities or certain accounts relative to other responsibilities and accounts (including Brookfield Renewable and Brookfield Accounts in which we invest), or where there are differences in proprietary investments in certain Brookfield Accounts relative to others (including Brookfield Renewable).
•Determinations of Value. Brookfield will value the assets (and liabilities) of Brookfield Renewable and of Brookfield Accounts in which we invest in good faith in accordance with guidelines prepared in accordance with IFRS or GAAP and internal policies, subject to review by our independent accountants. Valuations are subject to determinations, judgments, projections and opinions, and others (including Unitholders, analysts, investors and other third parties) may disagree with such valuations. Given the nature of the proposed investment entities, and the significant uncertainty and volatility in the current financial markets due to COVID-19, valuation of assets, especially distressed assets or assets impacted by dislocation, may be difficult. Accordingly, the carrying value of an investment may not reflect the price at which the investment could be sold in the market, and the difference between carrying value and the ultimate sales price could be material.
•The valuation of investments may affect Brookfield’s entitlement to incentive distributions from Brookfield Renewable and Brookfield Accounts in which we are invested, and/or the ability of Brookfield to fundraise for additional Brookfield Accounts. As a result, in light of business and related dynamics, Brookfield may be incentivized to value the assets of Brookfield Renewable and Brookfield Accounts that we are invested in at higher values that would otherwise be the case. However, as noted above, Brookfield will value the assets of Brookfield Renewable and of Brookfield Accounts in which we invest in good faith in accordance with guidelines prepared in accordance with IFRS or GAAP as well as internal policies, subject to review by our independent accountants.
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

Accordingly, the Conflicts Protocols focuses on addressing the principal activities that are expected to give rise to potential or actual conflicts of interest, including our investment activities, our participation in Brookfield Accounts, transactions with Brookfield (and Brookfield Accounts), and engagements of Brookfield affiliates (or of us by Brookfield Accounts), including engagements for operational services entered into between underlying operating entities. Conflicts may not be resolved in a manner that is favorable to Brookfield Renewable or our Unitholders.
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
Pursuant to our Conflicts Protocols, certain conflicts of interest do not require the approval of the Managing General Partner’s independent directors provided they are addressed in accordance with pre-approved parameters, while other conflicts require the specific approval of the Managing General Partner’s independent directors. Conflicts may not be resolved in a manner that is favorable to Brookfield Renewable or our Unitholders. Among others, the Managing General Partner is required to seek the prior approval of the independent directors for the following matters / activities:
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
However, conflicts of interest might arise between BEPC, on the one hand, and the partnership, on the other hand. In order to assist BEPC in addressing such conflicts, the BEPC board includes two non-overlapping directors. Eleazar de Carvalho Filho and Randy MacEwen currently serve as the non-overlapping members of the BEPC board. Mr. de Carvalho Filho has served on the board of directors of the Managing General Partner since November 2011 and resigned from such board of directors prior to the special distribution. As with conflicts between BEPC and Brookfield, potential conflicts will be approached in a manner that (i) is fair and balanced taking into account the facts and circumstances known at the time, (ii) complies with applicable law, including, for example, independent approvals and advice or validation, if required in the circumstances (iii) supports and reinforces BEPC’s ownership structure, the rationale for the formation of BEPC and the economic equivalence between the BEPC exchangeable shares and the LP units. BEPC and the partnership will not generally consider it a conflict for BEPC and the partnership to form part of Brookfield Renewable, including participating in acquisitions together, or to complete transactions contemplated by the agreements entered into prior to closing of the special distribution.
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
As of November 2021, Brookfield, through a regulated subsidiary, began providing insurance coverage to Brookfield Renewable through third-party commercial insurers for the benefits of certain entities in North America. The premiums charged pursuant to these arrangements are at or lower than market rates. Approximately $1 million of premiums were paid to Brookfield in 2021.
As at December 31, 2021, there were no draws on the committed unsecured revolving credit facility provided by Brookfield Asset Management. During the year, Brookfield Asset Management also placed $325 million on deposit with Brookfield Renewable. The interest expense on the deposit and draws from the credit facility for the year ended December 31, 2021 totaled less than $1 million (2020: $6 million).
From time to time, Brookfield and its related entities may purchase securities sold by Brookfield Renewable and its affiliates as part of public offerings of such securities. Such purchases are typically made at the market price of such securities less any underwriting fee.
As at December 31, 2021, the aggregate and largest amount of debt outstanding during the past three-year period to Brookfield by Brookfield Renewable’s key management and other applicable personnel, including any guarantees provided by Brookfield on behalf of such personnel, was $0.9 million which loans bear interest at a minimum rate of 1.6%. The purpose of such loans is to enable certain Brookfield employees to fund certain near-term expenses without monetizing previously granted equity awards under Brookfield’s long-term share ownership plan, thereby preserving long-term alignment of such employees with Brookfield.
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
Credit Support
Certain subsidiaries of BEPC fully and unconditionally guarantee (i) any and all present and future unsecured debt securities issued by Canadian Finco, in each case as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture under which such securities are issued, (ii) any subordinated debt securities issued by NA Holdco, on a subordinated basis, as to payment of principal, premium (if any) and interest when and as the same will become due and payable under or in respect of the trust indenture under which such securities are issued (iii) all present and future senior preferred shares of BRP Equity as to the payment of dividends when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of BRP Equity, (iv) from time to time, certain of BEP’s preferred units, as to payment of distributions when due, the payment of amounts due on redemption and the payment of amounts due on the liquidation, dissolution or winding up of the partnership, and (v) the obligations of the partnership under all present and future bilateral credit facilities established for the benefit of our group.
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
However, conflicts of interest might arise between BEPC, on the one hand, and the partnership, on the other hand. In order to assist BEPC in addressing such conflicts, the BEPC board of directors includes non-overlapping directors. Eleazar de Carvalho Filho and Randy MacEwen currently serve as the non-overlapping members of the BEPC board of directors. Mr. de Carvalho Filho previously served on the board of directors of the Managing General Partner since November 2011 and resigned from such board of directors shortly prior to the completion of the special distribution. As with conflicts between BEPC and Brookfield, potential conflicts will be approached in a manner that (i) is fair and balanced taking into account the facts and circumstances known at the time, (ii) complies with applicable law, including, for example, independent approvals and advice or validation, if required in the circumstances (iii) supports and reinforces BEPC’s ownership structure, the rationale for the formation of BEPC and the economic equivalence between the BEPC exchangeable shares and LP units. BEPC and BEP will not generally consider it a conflict for BEPC and the partnership to form part of our group, including participating in acquisitions together, or to complete transactions contemplated by the agreements entered into prior to closing of the special distribution.
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
Our Holders of LP units or Preferred Units
Our LP units and Preferred Units are limited partnership interests in BEP. Holders of our LP units or Preferred Units are not entitled to the withdrawal or return of capital contributions in respect of our LP units or Preferred Units, except to the extent, if any, that distributions are made to such holders pursuant to the Amended and Restated Limited Partnership Agreement of BEP or upon the liquidation of BEP as described below under “— Liquidation and Distribution of Proceeds” or as otherwise required by applicable law. Except to the extent expressly provided in the Amended and Restated Limited Partnership Agreement of BEP, a holder of our LP units or Preferred Units does not have priority over any other LP unitholder or Preferred Unitholder, respectively, either as to the return of capital contributions or as to profits, losses or distributions. Unless otherwise determined by the Managing General Partner, in its sole discretion, LP unitholders and Preferred Unitholders will not be granted any preemptive or other similar right to acquire additional interests in BEP. In addition, LP unitholders and Preferred Unitholders do not have any right to have their LP units or Preferred Units redeemed by BEP.
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

The table below sets forth all management fees and incentive distributions that have been earned for the year ended December 31:

(MILLIONS)	2021	2020	2019
Base management fee (1)	$288	$212	$108
Incentive distribution	80	65	50
	$368	$277	$158
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
Pursuant to BRP Equity’s articles of incorporation, BRP Equity is authorized to issue an unlimited number of common shares (the “Common Shares”), an unlimited number of Class A Preference Shares (the “Class A Preference Shares”), issuable in series (which includes the Series 1 Shares, Series 2 Shares, Series 3 Shares, Series 4 Shares, Series 5 Shares and Series 6 Shares), and an unlimited number of Class B preference shares (the “Class B Preference Shares”), issuable in series. As of the date of this Form 20-F, one Common Share held indirectly by BEP was issued and outstanding, and 6,849,533 Series 1 Shares, 3,110,531 Series 2 Shares, 9,961,399 Series 3 Shares, 4,114,504 Series 5 Shares and 7,000,000 Series 6 Shares were issued and trading on the TSX. As of the date of this Form 20-F, Brookfield Renewable holds 2,885,496 Series 5 Shares that were tendered and taken up by BEP as part of the exchange transaction completed in February 2016. Brookfield Renewable has waived the right to receive dividends on these Series 5 Shares and they are no longer trading on the TSX. No series of Class B Preference Shares have been created to date. The following is a summary of rights, privileges, restrictions and conditions attached to the Common Shares, Class A Preference Shares, Series 1 Shares, Series 2 Shares, Series 3 Shares, Series 4 Shares, Series 5 Shares, Series 6 Shares, and the Class B Preference Shares.
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
BEPC
BEPC was formed on September 9, 2019 under the laws of British Columbia, Canada. BEPC was established by the partnership to be an alternative investment vehicle for investors who prefer owning securities through a corporate structure. While BEPC’s operations are primarily located in the United States, South America and Europe, shareholders of BEPC will, on economic terms, have exposure to all regions the partnership operates in as a result of the exchange feature attaching to the BEPC exchangeable shares.
BEPC exchangeable share has been structured with the intention of providing an economic return equivalent to one LP unit (subject to adjustment to reflect certain capital events), including identical dividends on a per share basis as are paid on each LP unit, and is exchangeable at the option of the holder for one LP unit (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of BEPC). The partnership may elect to satisfy its exchange obligation by acquiring such tendered BEPC exchangeable shares for an equivalent number of LP units (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of our group). BEPC and the partnership currently intend to satisfy any exchange requests on the BEPC exchangeable shares through the delivery of LP units rather than cash. We therefore expect that the market price of BEPC exchangeable shares will be impacted by the market price of the LP units and the combined business performance of our group as a whole. However, there are certain material differences between the rights of holders of BEPC exchangeable shares and holders of the LP units under the governing documents of BEPC and the partnership and applicable law, such as the right of holders of BEPC exchangeable shares to request an exchange of their BEPC exchangeable shares for an equivalent number of LP units or its cash equivalent (the form of payment to be determined at the election of BEPC) and the redemption right of BEPC. Refer to the most recent annual report on Form 20-F of BEPC for additional information.
Further, the BEPC exchangeable shares are held by public shareholders and Brookfield, and the BEPC class B shares and BEPC class C shares are held by the partnership. Dividends on each BEPC exchangeable share are expected to continue to be declared and paid at the same time and in the same amount per share as distributions on each LP unit. The partnership’s ownership of BEPC class C shares entitle it to receive dividends as and when declared by the board of directors of BEPC. The holders of the BEPC exchangeable shares are entitled to one vote for each BEPC exchangeable share held at all meetings of BEPC’s shareholders, except for meetings at which only holders of another specified class or series of shares of BEPC are entitled to vote separately as a class or series. The holders of the BEPC class B shares will be entitled to cast, in the aggregate, a number of votes equal to three times the number of votes attached to the BEPC exchangeable shares. Except as otherwise expressly provided in the BEPC articles or as required by law, the holders of BEPC exchangeable shares and BEPC class B shares will vote together and not as separate classes. Holders of BEPC class C shares have no voting rights. Refer to the most recent annual report on Form 20-F of BEPC for additional information.
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
As of February 24, 2022, there were 172,228,594 BEPC exchangeable shares, 165 BEPC class B shares and 189,600,000 BEPC class C shares issued and outstanding. The BEPC exchangeable shares are listed on the TSX and on the NYSE under the symbol “BEPC”.

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
•Registration Rights Agreement, dated November 28, 2011, between BEP and BRPI.
•Amended and Restated Indenture, dated as of November 23, 2011, among Canadian Finco, BNY Trust Company of Canada and The Bank of New York Mellon (see Item 4.C “Organizational Structure — Canadian Finco — 2011 Bond Indenture and Guarantees”).
•Guarantee, dated November 23, 2011, by BRELP and BNY Trust Company of Canada (see Item 4.C “Organizational Structure — Canadian Finco — 2011 Bond Indenture and Guarantees”).
•Guarantee, dated November 23, 2011, by BEP and BNY Trust Company of Canada (see Item 4.C “Organizational Structure — Canadian Finco — 2011 Bond Indenture and Guarantees”).
•Guarantee, dated November 23, 2011, by LATAM Holdco and BNY Trust Company of Canada (see Item 4.C “Organizational Structure — Canadian Finco — 2011 Bond Indenture and Guarantees”).
•Guarantee, dated November 23, 2011, by NA Holdco and BNY Trust Company of Canada (see Item 4.C “Organizational Structure — Canadian Finco — 2011 Bond Indenture and Guarantees”).
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
•Guarantee dated October 7, 2014, by Euro Holdco and BNY Trust Company of Canada (see Item 4.C “Organizational Structure — Canadian Finco — 2011 Bond Indenture and Guarantees”).
•Guarantee dated February 26, 2015, by Investco and BNY Trust Company of Canada (see Item 4.C “Organizational Structure — Canadian Finco — 2011 Bond Indenture and Guarantees”).
•Third Amended and Restated Master Services Agreement, dated May 11, 2020, as thereafter amended, by and among Brookfield Asset Management, BEP, BEPC, BRELP, and others (see Item 6.A “Directors and Senior Management — Our Master Services Agreement”).

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
•Guarantee Indenture, dated July 29, 2020, by and among BEP Subco Inc., BRP Equity and Computershare Trust Company of Canada (see Item 7.B “Related Party Transactions — Relationship With BEPC — Credit Support”).

•Guarantee, dated July 29, 2020, by BEP Subco Inc. in favor of BNY Trust Company of Canada (see Item 7.B “Related Party Transactions — Relationship With BEPC — Credit Support”).
•Equity Commitment Agreement, dated July 30, 2020, by and among NA Holdco, BEPC and BEP (see Item 7.B “Related Party Transactions — Relationship With BEPC — Equity Commitment Agreement”).
•Indenture, dated April 15, 2021, by and among NA Holdco, Perpetual Note Guarantors and Computershare Trust Company, N.A. (see Item 4.C “Organizational Structure — NA Holdco”).
•First Supplemental Indenture, dated April 15, 2021, by and among NA Holdco, Perpetual Note Guarantors and Computershare Trust Company, N.A. (see Item 4.C “Organizational Structure — NA Holdco”).
•Indenture, dated August 11, 2021, between Canadian Finco and Computershare Trust Company of Canada (see Item 4.C “Organizational Structure — Canadian Finco — 2011 Bond Indenture and Guarantees”).
•Guarantee, dated August 11, 2021, by and among Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., Brookfield BRP Holdings (Canada) Inc., BRP Bermuda Holdings I Limited, Brookfield BRP Europe Holdings (Bermuda) Limited, Brookfield Renewable Investments Limited, and BEP Subco Inc. (see Item 4.C “Organizational Structure — Canadian Finco — 2021 Bond Indenture and Guarantees”).
•Second Supplemental Indenture, dated December 9, 2021, by and among NA Holdco, Perpetual Note Guarantors and Computershare Trust Company, N.A. (see Item 4.C “Organizational Structure — NA Holdco”).
Copies of the agreements noted above will be made available, free of charge, by the Managing General Partner and are available electronically on our EDGAR profile at www.sec.gov and on our SEDAR profile at www.sedar.com. Written requests for such documents should be directed to our Corporate Secretary at 73 Front Street, 5th Floor, Hamilton, HM 12, Bermuda, +441-294-3304.
10.D    EXCHANGE CONTROLS
There are currently no governmental laws, decrees, regulations or other legislation of Bermuda or the United States which restrict the import or export of capital, including the availability of cash and cash equivalents for use by BEP and its subsidiaries, or the remittance of distributions, interest or other payments to non-residents of Bermuda or the United States holding our LP units.
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
Limits on deductions for losses and expenses. A U.S. Holder’s deduction of its allocable share of BEP’s losses will be limited to such U.S. Holder’s tax basis in LP units and, if the holder is an individual or a corporate holder that is subject to the “at risk” rules, to the amount for which the holder is considered to be “at risk” with respect to BEP’s activities, if that is less than such U.S. Holder’s tax basis. In general, a U.S. Holder will be at risk to the extent of such holder’s tax basis in LP units, reduced by (i) the portion of that basis attributable to such U.S. Holder’s share of BEP’s liabilities for which the holder will not be personally liable (excluding certain qualified non-recourse financing) and (ii) any amount of money the U.S. Holder borrows to acquire or hold LP units, if the lender of those borrowed funds owns an interest in BEP, is related to the U.S. Holder, or can look only to LP units for repayment. A U.S. Holder’s at-risk amount generally will increase by such U.S. Holder’s allocable share of BEP’s income and gain and decrease by distributions received from BEP and such U.S. Holder’s allocable share of losses and deductions. A U.S. Holder must recapture losses deducted in previous years to the extent that distributions cause such U.S. Holder’s at-risk amount to be less than zero at the end of any taxable year. Losses disallowed or recaptured as a result of these limitations will carry forward and will be allowable to the extent that such U.S. Holder’s tax basis or at-risk amount, whichever is the limiting factor, subsequently increases. Upon the taxable disposition of LP units, any gain recognized by a U.S. Holder can be offset by losses that were previously suspended by the at-risk limitation, but may not be offset by losses suspended by the basis limitation. Any excess loss above the gain previously suspended by the at-risk or basis limitations may no longer be used. An additional limitation may apply to the deduction of certain “excess business losses” by non-corporate U.S. Holders for taxable years beginning after December 31, 2020, and before January 1, 2027.

Each U.S. Holder should consult an independent tax adviser regarding the limitations on the deductibility of losses under the U.S. Internal Revenue Code.
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
Individuals and certain estates and trusts are not permitted to claim miscellaneous itemized deductions for taxable years beginning after December 31, 2017, and before January 1, 2026. Such miscellaneous itemized deductions may include the operating expenses of BEP, including BEP’s allocable share of any management fees.
Treatment of Distributions.
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
Sale or Exchange of LP units.
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

Medicare Tax. U.S. Holders that are individuals, estates, or trusts may be required to pay a 3.8% Medicare tax on the lesser of (i) the excess of such U.S. Holders’ “modified adjusted gross income” (or “adjusted gross income” in the case of estates and trusts) over certain thresholds and (ii) such U.S. Holders’ “net investment income” (or “undistributed net investment income” in the case of estates and trusts). Net investment income generally is expected to include an LP unitholder’s allocable share of BEP’s income, as well as gain realized by an LP unitholder from a sale of LP units.
Foreign Tax Credit Limitations.
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
In the case of a PFIC that is a publicly traded foreign company, and in lieu of making a QEF Election, an election may be made to “mark-to-market” the stock of such foreign company on an annual basis. Pursuant to such an election, a U.S. Holder would include in each year as ordinary income the excess, if any, of the fair market value of such stock over its adjusted basis at the end of the taxable year. Except for our partnership, none of the existing

BEP entities are expected to be publicly traded, although BEP may in the future acquire interests in PFICs which are publicly traded foreign companies. Thus the mark-to-market election generally is not expected to be available to any U.S. Holder in respect of its indirect ownership interest in any foreign corporation owned by BEP.
Based on the organizational structure of BEP, as well as BEP’s expected income and assets, the Managing General Partner and the BRELP General Partner currently believe that a U.S. Holder is unlikely to be regarded as owning an interest in a PFIC solely by reason of owning LP units during the taxable year ending December 31, 2022. However, there can be no assurance that an existing BEP entity or a future entity in which BEP acquires an interest will not be classified as a PFIC with respect to a U.S. Holder, because PFIC status is a factual determination that depends on the assets and income of a given entity and must be made on an annual basis. Moreover, in order to ensure that it satisfies the Qualifying Income Exception, among other reasons, BEP may decide to hold an existing or future Operating Entity through a Holding Entity that would be classified as a PFIC. See “— Investment Structure” below.
Subject to certain exceptions, a U.S. person who directly or indirectly owns an interest in a PFIC generally is required to file an annual report with the IRS, and the failure to file such report could result in the imposition of penalties on such U.S. person and in the extension of the statute of limitations with respect to federal income tax returns filed by such U.S. person. The application of the PFIC rules to U.S. Holders is uncertain in certain respects. Each U.S. Holder should consult an independent tax adviser regarding the application of the PFIC rules, including the foregoing filing requirements and the advisability of making a QEF Election or, if applicable, a mark-to-market election, with respect to any PFIC in which such holder is treated as owning an interest through BEP.
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
U.S. Withholding Taxes
Although each U.S. Holder is required to provide BEP with an IRS Form W-9, we nevertheless may be unable to accurately or timely determine the tax status of our LP unitholders for purposes of obtaining reduced rates of withholding. Accordingly, because BEP and BRELP are foreign partnerships, and neither BEP nor BRELP has entered into an agreement with the IRS to act as a “withholding foreign partnership” for U.S. federal income tax purposes, any payment of an amount which is subject to U.S. federal withholding generally will be subject to U.S. withholding at a rate of 30%. A U.S. Holder would be able to treat as a credit such holder’s allocable share of any U.S. withholding taxes paid in the taxable year in which such withholding taxes were paid and, as a result, might be entitled to a refund of such taxes from the IRS. In the event a U.S. Holder transfers or otherwise disposes of some or all of such holder’s LP units, special rules might apply for purposes of determining whether such holder or the transferee of such LP units is subject to U.S. withholding taxes in respect of income allocable to, or distributions made on account of, such LP units or entitled to refunds of any such taxes withheld. See “— Administrative Matters — Certain Effects of a Transfer of LP units” below. Each U.S. Holder should consult an independent tax adviser regarding the treatment of U.S. withholding taxes.
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
However, there can be no assurance that the law will not change or that the IRS will not deem BEP to be engaged in a U.S. trade or business. If, contrary to the Managing General Partner’s expectations, BEP is treated as engaged in a U.S. trade or business, then a Non-U.S. Holder generally would be required to file a U.S. federal income tax return, even if no effectively connected income were allocable to it. If BEP were to have income treated as effectively connected with a U.S. trade or business, then a Non-U.S. Holder would be required to report that income and would be subject to U.S. federal income tax at the regular graduated rates. In addition, BEP generally would be required to withhold U.S. federal income tax on such Non-U.S. Holder’s distributive share of such income. A corporate Non-U.S. Holder might also be subject to branch profits tax at a rate of 30%, or at a lower treaty rate, if applicable. If, contrary to expectation, BEP were engaged in a U.S. trade or business, then gain or loss from the sale of LP units by a Non-U.S. Holder would be treated as effectively connected with such trade or business to the extent that such Non-U.S. Holder would have had effectively connected gain or loss had BEP sold all of its assets at their fair market value as of the date of such sale. In such case, any such effectively connected gain generally would be taxable at the regular graduated rates, and the amount realized from such sale generally would be subject to a 10% U.S. federal withholding tax. Under Treasury Regulations and IRS guidance, the 10% U.S. federal withholding tax generally does not apply to transfers of interests in publicly traded partnerships before January 1, 2023.
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
Administrative Matters
Information Returns and Audit Procedures
BEP has agreed to use commercially reasonable efforts to provide U.S. tax information on its website (including IRS Schedule K-1 information needed to determine an LP unitholder’s allocable share of BEP’s income, gain, losses, and deductions) no later than 90 days after the end of BEP’s taxable year. In addition, BEP will provide an IRS Schedule K-1 to any LP unitholder that furnishes BEP or its agents with certain basic information regarding such holder’s LP units. To assist each LP unitholder in this regard, BEP maintains a website in respect of 2012 and subsequent taxation years.Under recent IRS guidance, certain partnerships are also required to provide IRS Schedule K-3, which generally describes a partner’s share of certain items of international tax relevance from the operations of the partnership. BEP generally expects to provide IRS Schedule K-3 (as applicable) to LP unitholders. However, providing the foregoing. However, providing the foregoing U.S. tax information to LP unitholders will be subject to delay in the event of, among other reasons, the late receipt of any necessary tax information from lower-tier entities. It is therefore possible that, in any taxable year, an LP unitholder will need to apply for an extension of time to file such LP unitholder’s tax returns. In preparing this U.S. tax information, BEP will use various accounting and reporting conventions, some of which have been mentioned in the previous discussion, to determine an LP unitholder’s share of income, gain, loss, and deduction. The IRS may successfully contend that certain of these reporting conventions are impermissible, which could result in an adjustment to an LP unitholder’s income or loss.
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
This summary is based on the current provisions of the Tax Act and the Regulations, all specific proposals to amend the Tax Act and the Regulations publicly announced by or on behalf of the Minister of Finance (Canada) prior to the date hereof (the “Tax Proposals”), and the current published administrative and assessing policies and practices of the CRA. This summary assumes that all Tax Proposals will be enacted in the form proposed but no assurance can be given that the Tax Proposals will be enacted in the form proposed or at all.
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
This summary does not address the deductibility of interest on money borrowed to acquire our Units nor whether any amounts in respect of our Units could be “split income” under the Tax Act.
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
BEP’s income as determined for purposes of the Tax Act may differ from its income as determined for accounting purposes and may not be matched by cash distributions. The above allocations of income for Canadian tax purposes are subject to a special allocation of income for Canadian tax purposes, that would allocate to Brookfield or certain of its affiliates for Canadian income tax purposes only, a portion of certain gains recognized in respect of a disposition of shares of NA Holdco which will reduce, to the extent provided in the relevant partnership agreement, the income for Canadian tax purposes, if any, allocated to Unitholders associated with such gains, if any. In addition, for purposes of the Tax Act, all income (or losses) of BEP and BRELP must be calculated in Canadian currency. Where BEP (or BRELP) holds investments denominated in U.S. dollars or other foreign currencies, gains and losses may be realized by BEP (or BRELP) as a consequence of fluctuations in the relative values of the Canadian and foreign currencies.
In computing BEP’s income (or loss), deductions may be claimed in respect of reasonable administrative costs, interest and other expenses incurred by BEP for the purpose of earning income, subject to the relevant provisions of the Tax Act. BEP may also deduct from its income for the year a portion of the reasonable expenses, if any, incurred by BEP to issue our Units. The portion of such issue expenses deductible by BEP in a taxation year is 20% of such issue expenses, pro-rated where BEP’s taxation year is less than 365 days. BEP and BRELP may be required to withhold and remit Canadian federal withholding tax on any management or administration fees or charges paid or credited to a non-resident person, to the extent that such management or administration fees or charges are deductible in computing BEP’s or BRELP’s income from a source in Canada. On February 4, 2022, the Department of Finance released for public comment draft Tax Proposals to implement the interest deductibility limitations announced in the 2021 Canadian federal budget. These Tax Proposals would have the effect of denying the deductibility of net interest and financing expenses for certain taxpayers where the taxpayer’s net interest expense exceeds a fixed ratio of the taxpayer’s adjusted taxable income, including special rules with respect to net interest and financing expenses of a partnership that are allocated to its partners. Tax Proposals will generally apply in respect of taxation years beginning on or after January 1, 2023. Comments on the draft Tax Proposals are invited until May 5, 2022.
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
Subject to the general rules on averaging of cost base, the adjusted cost base of each class or series of a Resident Holder’s Units would generally be equal to: (i) the actual cost of such class or series of Units (excluding any portion thereof financed with limited recourse indebtedness); plus (ii) the share of BEP’s income allocated to the Resident Holder for BEP’s fiscal years ending before the relevant time in respect of the particular class or series of Units; less (iii) the aggregate of the pro rata share of BEP’s losses allocated to the Resident Holder (other than losses which cannot be deducted because they exceed the Resident Holder’s “at-risk” amount) for BEP’s fiscal years ending before the relevant time in respect of the particular class or series of Units; and less (iv) the Resident Holder’s distributions received from BEP before the relevant time in respect of the particular class or series of Units.
The foregoing discussion of the calculation of the adjusted cost base assumes that each class and series of partnership interests in BEP are treated as separate property for purposes of the Tax Act. However, the CRA’s position is to treat all the different types of interests in a partnership that a partner may hold as one capital property, including for purposes of determining the adjusted cost base of all such partnership interests. As a result, on a disposition of a particular type of unit, a partner’s total adjusted cost base is required to be allocated in a reasonable manner to the particular type of unit being disposed of. As acknowledged by the CRA, there is no particular method for determining a reasonable allocation of the adjusted cost base of a partnership interest to the part of the partnership interest that is disposed of. Furthermore, more than one method may be reasonable. If the CRA’s position applies, on a disposition by a Resident Holder that holds both Units and Preferred Units, the Resident Holder should generally be able to allocate his or her adjusted cost base in a manner that treats the different classes and series of Units of BEP as separate property. Accordingly, the Managing General Partner intends to provide Unitholders with partnership information returns using such allocation.
Where a Resident Holder disposes of all of its Units in BEP, it will no longer be a partner of BEP. If, however, a Resident Holder is entitled to receive a distribution from BEP after the disposition of all such Units, then the Resident Holder will be deemed to dispose of such Units at the later of: (i) the end of BEP’s fiscal year during which the disposition occurred; and (ii) the date of the last distribution made by BEP to which the Resident Holder was entitled. The share of BEP’s income (or loss) for tax purposes for a particular fiscal year which is allocated to a Resident Holder who has ceased to be a partner will generally be added (or deducted) in the computation of the adjusted cost base of the Resident Holder’s Units immediately prior to the time of the disposition.
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
A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation”, (as defined in the Tax Act) may be liable to pay an additional refundable tax on its “aggregate investment income”, (as defined in the Tax Act) for the year, which is defined to include taxable capital gains.
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

PART II
ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
ITEM 15.    CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (Exchange Act)), as of the end of the period covered by this Form 20-F. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2021, our disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that material information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized, and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. While disclosure controls and procedures and internal controls over financial reporting were adequate and effective we continue to implement certain measures to strengthen control processes and procedures.
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including persons performing the functions of principal executive and principal financial officers for us, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2021, based on the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on evaluation under the foregoing, our management concluded that our internal control over financial reporting was effective as of December 31, 2021.Management excluded from its design and assessment of the internal controls of investments acquired in 2021, which include an 845 MW wind portfolio in Oregon and a 360 MW distributed generation portfolio in the United States. whose total assets and net assets on a combined basis constitute approximately 5% and 4%, respectively, of the consolidated financial statement amounts as of December 31, 2021 and 5% of revenues for the year then ended.
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
Report of Independent Registered Public Accounting Firm
The effectiveness of our internal control over financial reporting as of December 31, 2021 has been audited by Ernst & Young LLP, Chartered Professional Accountants, Licensed Public Accountants, who have also audited our consolidated financial statements, as stated in their reports which are included herein.
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
Changes in Internal Control
There was no change in our internal control over financial reporting during the year ended December 31, 2021, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16.    [RESERVED]
ITEM 16.A    AUDIT COMMITTEE FINANCIAL EXPERT
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
ITEM 16.B    CODE OF ETHICS
Brookfield Renewable has adopted a Code of Business Conduct and Ethics that applies to the members of the board of directors of our Managing General Partner, our partnership and any officers or employees of our Managing General Partner. The Code has been updated as of May 2021 and we have posted a copy of the current Code on our website at https://bep.brookfield.com/bep/corporate-governance/governance-documents.
ITEM 16.C    PRINCIPAL ACCOUNTANT FEES AND SERVICES
Our Managing General Partner has retained Ernst & Young LLP (PCAOB ID: 1263) to act as our partnership’s independent registered chartered accountants.
The table below summarizes the fees for professional services rendered by Ernst & Young LLP for the audit of our annual financial statements for the years ended December 31, 2021, 2020, and 2019. A majority of the fees to Ernst & Young are billed and settled in Canadian dollars. In order to provide comparability with BEP’s financial statements, which are reported in U.S. dollars, all Canadian dollar amounts in the table have been converted to U.S. dollars at an average annual rate.

(THOUSANDS)	2021	2020	2019
Audit Fees (1)	$17,987	$21,038	$10,767
Audit-related fees (2)	923	1,995	771
Tax fees (3)	274	156	174
	$19,184	$23,189	$11,712
(1)Audit fees include fees for the audit of our annual consolidated financial statements, internal control over financing reporting and interim reviews of the consolidated financial statements included in our quarterly interim reports.  This fee also includes fees for the audit or review of financial statements for certain of our subsidiaries (including BEPC) to comply with lender, joint venture partner or regulatory requirements.
(2)Audit-related fees relate primarily to services pertaining to financial due diligence, capital market transactions (including the special distribution), Form 20-F and other securities related matters. Audit-related fees also include other services.
(3)Includes professional services related to tax compliance, tax advice and tax planning in connection with domestic and foreign operations and corresponding tax implications.
The Audit Committee of our Managing General Partner pre-approves all audit and non-audit services provided to our partnership by Ernst & Young LLP.
ITEM 16.D    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE
None.

ITEM 16.E    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
BEP Repurchases
BEP may from time-to-time, subject to applicable law, purchase Units for cancellation in the open market, provided that any necessary approval has been obtained. In July 2021, the TSX accepted a notice of BEP’s intention to commence its normal course issuer bid in connection with its outstanding Preferred Units, which permits BEP to repurchase up to 10% of the total public float of each series of the Preferred Units.  Repurchases were authorized to commence on July 9, 2021 and the bid will expire on July 8, 2022 or earlier should BEP complete its repurchases prior to such date.  In December 2021, the TSX accepted a notice of BEP’s intention to commence its normal course issuer bid, which permitted BEP to repurchase up to 13,750,520 issued and outstanding LP units. The price to be paid for our LP units under the normal course issuer bid will be the market price at the time of purchase or such other price as may be permitted. The actual number of LP units to be purchased and the timing of such purchases will be determined by BEP, and all purchases will be made through the facilities of the TSX, the NYSE and/or Canadian and U.S. alternative trading systems, if eligible. Repurchases were authorized to commence on December 16, 2021 and are required to terminate on December 15, 2022 or earlier should BEP have completed its repurchases prior to such date. For the year ended December 31, 2021, BEP made no repurchases. A copy of the Notice of Intention for each normal course issuer bid may be obtained without charge by contacting Investor Relations by phone at 1-833-236-0278 or by email at enquiries@brookfieldrenewable.com.

Issuer Purchases of LP units
Period	(a) Total Number of LP Units Purchased	(b) Average Price Paid per LP unit	(c) Total Number of LP units Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of LP units that May Yet Be Purchased Under the Plans or Programs
January 1, 2021 to December 15, 2021	Nil	Nil	Nil	13,740,072
December 16, 2021 to December 31, 2021	Nil	Nil	Nil	13,750,520
Total	Nil		Nil

Issuer Purchases of Preferred Units
Period		(a) Total Number of Preferred Units Purchased	(b) Average Price Paid per Preferred Unit	(c) Total Number of Preferred Units Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Preferred Units that May Yet Be Purchased Under the Plans or Programs
January 1, 2021 to July 8, 2021	Series 5	Nil	Nil	Nil	288,549
	Series 7	Nil	Nil	Nil	700,000
	Series 9	Nil	Nil	Nil	800,000
	Series 11	Nil	Nil	Nil	1,000,000
	Series 13	Nil	Nil	Nil	1,000,000
	Series 15	Nil	Nil	Nil	700,000
July 9, 2021 to December 31, 2021	Series 5	Nil	Nil	Nil	288,549
	Series 7	Nil	Nil	Nil	700,000
	Series 11	Nil	Nil	Nil	1,000,000
	Series 13	Nil	Nil	Nil	1,000,000
	Series 15	Nil	Nil	Nil	700,000
BRP Equity Repurchases
In July 2021, the TSX accepted a notice of BRP Equity’s intention to renew its normal course issuer bid in connection with its outstanding Class A Preference Shares, which permits BRP Equity to repurchase up to 10% of the total public float of each series of the Class A Preference Shares. Repurchases were authorized to commence on July 9, 2021 and the bid will expire on July 8, 2022 or earlier should BRP Equity complete its repurchases prior to such date. For the year ended December 31, 2021, BRP Equity made no repurchases. A copy of the Notice of Intention for each normal course issuer bid may be obtained without charge by contacting Investor Relations by phone at 1-833-236-0278 or by email at enquiries@brookfieldrenewable.com.

Issuer Purchases of Equity Securities
Period	(a) Total Number of Shares Purchased		(b) Average Price Paid per Share	(c) Total number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
January 1, 2021 to July 8, 2021	Series 1	Nil	Nil	Nil	684,873
	Series 2	Nil	Nil	Nil	311,053
	Series 3	Nil	Nil	Nil	996,139
	Series 5	Nil	Nil	Nil	411,450
	Series 6	Nil	Nil	Nil	700,000
July 9, 2021 to December 31, 2021	Series 1	Nil	Nil	Nil	684,953
	Series 2	Nil	Nil	Nil	311,053
	Series 3	Nil	Nil	Nil	996,139
	Series 5	Nil	Nil	Nil	411,450
	Series 6	Nil	Nil	Nil	700,000

ITEM 16.F    CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
None.
ITEM 16.G    CORPORATE GOVERNANCE
Our corporate practices are not materially different from those required of domestic limited partnerships under the NYSE listing standards.
ITEM 16.H    MINE SAFETY DISCLOSURE
Not applicable.
ITEM 16.I    DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

PART III
ITEM 17.    FINANCIAL STATEMENTS
Not applicable.
ITEM 18.    FINANCIAL STATEMENTS
See our financial statements beginning on page F-1, which are filed as part of this Form 20-F.
ITEM 19.    EXHIBITS

Number	Description
1.1	Certificate of Registration of Brookfield Renewable Energy Partners L.P., dated June 29, 2011.(1)
1.2	Certificate of Deposit of Supplementary Certificate of Brookfield Renewable Energy Partners L.P., dated August 29, 2011.(1)
1.3	Certificate of Deposit of Supplementary Certificate of Brookfield Renewable Energy Partners L.P., dated December 21, 2011.(1)
1.4	Certificate of Deposit of Supplementary Certificate of Brookfield Renewable Energy Partners L.P., dated May 11, 2012.(1)
1.5	Certificate of Deposit of Supplementary Certificate of Brookfield Renewable Partners L.P., dated May 4, 2016.(5)
1.6	Certificate of Deposit of Memorandum of Increase of Share Capital, dated November 23, 2011.(1)
1.7	Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated May 3, 2016.(6)
1.8	First Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated May 25, 2016.(7)
1.9	Second Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated February 14, 2017.(8)
1.10	Third Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated January 16, 2018.(9)
1.11	Fourth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated February 28, 2019.(10)
1.12	Fifth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated March 11, 2019.(11)
1.13	Sixth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated February 24, 2020.(12)
1.14	Seventh Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated July 28, 2020.(14)
1.15	Articles of Incorporation of Brookfield Renewable Partners Limited.(1)
1.16	Form 13 Amending the Registered Office of Brookfield Renewable Partners Limited.(1)
1.17	Bye-laws of Brookfield Renewable Partners Limited.(4)
2.1	Description of Securities.(22)
4.1	Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Energy L.P., dated December 30, 2020.(16)
4.2
Third Amended and Restated Master Services Agreement, dated May 11, 2020, by and among Brookfield Asset Management Inc., Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., and others.(13)

4.3
First Amendment to the Third Amended and Restated Master Services Agreement, dated July 30, 2020, by and among Brookfield Asset Management Inc., Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., and others.(15)

4.4
Second Amendment to the Third Amended and Restated Master Services Agreement, dated February 3, 2022, by and among Brookfield Asset Management Inc., Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., and others.(22)

4.5
Relationship Agreement, dated November 28, 2011 and as thereafter amended, by and among Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., the Service Provider, Brookfield Asset Management Inc., and others.(15)

4.6
Third Amendment to the Relationship Agreement, dated February 3, 2021, by and among Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., the Service Provider, Brookfield Asset Management Inc., and others.(16)

4.7
Fourth Amendment to the Relationship Agreement, dated November 4, 2021, by and among Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., the Service Provider, Brookfield Asset Management Inc., and others.(20)

4.8	Registration Rights Agreement, dated November 28, 2011, between Brookfield Renewable Energy Partners L.P. and Brookfield Renewable Power Inc.(1)
4.9
Amended and Restated Indenture, dated as of November 23, 2011, among Brookfield Renewable Energy Partners ULC (formerly BRP Finance ULC), BNY Trust Company of Canada and The Bank of New York Mellon.(1)

4.10	Guarantee, dated November 23, 2011, by Brookfield Renewable Energy L.P. and BNY Trust Company of Canada.(1)
4.11	Guarantee, dated November 23, 2011, by Brookfield Renewable Energy Partners L.P. and BNY Trust Company of Canada.(1)
4.12	Guarantee, dated November 23, 2011, by BRP Bermuda Holdings I Limited and BNY Trust Company of Canada.(1)
4.13	Guarantee, dated November 23, 2011, by Brookfield BRP Holdings (Canada) Inc. and BNY Trust Company of Canada.(1)
4.14	Energy Revenue Agreement, dated November 23, 2011, between Brookfield Energy Marketing LP and Brookfield Power US Holding America Co.(1)
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

4.19
Guarantee Indenture, dated January 29, 2013, by and among the Preference Share Guarantors from time to time party thereto, Brookfield Renewable Power Preferred Equity Inc., and Computershare Trust Company of Canada (Class A Preference Shares, Series 5).(1)

4.20
Guarantee Indenture, dated May 1, 2013, by and among the Preference Share Guarantors from time to time party thereto, Brookfield Renewable Power Preferred Equity Inc., and Computershare Trust Company of Canada (Class A Preference Shares, Series 6).(1)

4.21	Guarantee, dated October 7, 2014, by Brookfield BRP Europe Holdings (Bermuda) Limited and BNY Trust Company of Canada.(2)
4.22	Guarantee, dated February 26, 2015, by Brookfield Renewable Investments Limited and BNY Trust Company of Canada.(2)
4.23
Guarantee Indenture, dated November 25, 2015, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Energy Partners L.P., and Computershare Trust Company of Canada (Series 7 Preferred Units).(3)

4.24
Guarantee Indenture, dated November 25, 2015, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Energy Partners L.P., and Computershare Trust Company of Canada (Series 8 Preferred Units).(3)

4.25
Guarantee Indenture, dated May 25, 2016, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Partners L.P., and Computershare Trust Company of Canada (Series 10 Preferred Units).(7)

4.26
Guarantee Indenture, dated February 14, 2017, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Partners L.P., and Computershare Trust Company of Canada (Series 11 Preferred Units).(8)

4.27
Guarantee Indenture, dated February 14, 2017, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Partners L.P., and Computershare Trust Company of Canada (Series 12 Preferred Units).(8)

4.28
Guarantee Indenture, dated January 16, 2018, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Partners L.P., and Computershare Trust Company of Canada (Series 13 Preferred Units).(9)

4.29
Guarantee Indenture, dated January 16, 2018, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Partners L.P., and Computershare Trust Company of Canada (Series 14 Preferred Units).(9)

4.30
Guarantee Indenture, dated March 11, 2019, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Partners L.P., and Computershare Trust Company of Canada (Series 15 Preferred Units).(11)

4.31
Guarantee Indenture, dated March 11, 2019, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Partners L.P., and Computershare Trust Company of Canada (Series 16 Preferred Units).(11)

4.32	Guarantee Indenture, dated July 29, 2020, by and among Brookfield Renewable Partners L.P., BEP Subco Inc. and Computershare Trust Company of Canada.(15)
4.33	Guarantee Indenture, dated July 29, 2020, by and among BEP Subco Inc., Brookfield Renewable Power Preferred Equity Inc. and Computershare Trust Company of Canada. (15)
4.34	Guarantee, dated July 29, 2020, by BEP Subco Inc. in favor of BNY Trust Company of Canada.(15)
4.35	Equity Commitment Agreement, dated July 30, 2020, by and among Brookfield BRP Holdings (Canada) Inc., Brookfield Renewable Corporation and Brookfield Renewable Partners L.P.(15)
4.36
Indenture, dated April 15, 2021, by and among Brookfield BRP Holdings (Canada) Inc., Brookfield Renewable Partners L.P., the Guarantors from time to time party hereto, and Computershare Trust Company, N.A.(17)

4.37
First Supplemental Indenture, dated April 15, 2021, by and among Brookfield BRP Holdings (Canada) Inc., Brookfield Renewable Partners L.P., the Guarantors from time to time party hereto, and Computershare Trust Company, N.A.(17)

4.38	Indenture, dated August 11, 2021, between Brookfield Renewable Partners ULC and Computershare Trust Company of Canada.(19)
4.39
Guarantee, dated August 11, 2021, by and among Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., Brookfield BRP Holdings (Canada) Inc., BRP Bermuda Holdings I Limited, Brookfield BRP Europe Holdings (Bermuda) Limited, Brookfield Renewable Investments Limited, and BEP Subco Inc.(19)

4.40
Second Supplemental Indenture, dated December 9, 2021, by and among Brookfield BRP Holdings (Canada) Inc., Brookfield Renewable Partners L.P., the Guarantors from time to time party hereto, and Computershare Trust Company, N.A.(21)

8.1	Significant subsidiaries (as defined in §210-1.02(w) of Regulation S-X) of Brookfield Renewable Partners L.P. (incorporated by reference to Item 4.C “Organizational Structure”).
11.1	Code of Business Conduct and Ethics.(18)
12.1
Certification of Connor Teskey, Chief Executive Officer of BRP Energy Group L.P., the Service Provider of Brookfield Renewable Partners L.P., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(22)

12.2
Certification of Wyatt Hartley, Chief Financial Officer of BRP Energy Group L.P., the Service Provider of Brookfield Renewable Partners L.P., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(22)

13.1
Certification of Connor Teskey, Chief Executive Officer of BRP Energy Group L.P., the Service Provider of Brookfield Renewable Partners L.P., pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes-Oxley Act of 2002.(22)

13.2
Certification of Wyatt Hartley, Chief Financial Officer of BRP Energy Group L.P., the Service Provider of Brookfield Renewable Partners L.P., pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes-Oxley Act of 2002.(22)

15.1	Board of Directors Charter of the Managing General Partner of Brookfield Renewable Partners L.P.(22)
15.2	Audit Committee Charter of the Managing General Partner of Brookfield Renewable Partners L.P.(22)
15.3	Consent of Ernst & Young LLP.(22)
17.1	List of Subsidiary Guarantors and Subsidiary Issuers of Guaranteed Securities
101	The following materials from Brookfield Renewable Partners L.P.’s annual report on Form 20-F for the year ended December 31, 2021, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Financial Statements of Brookfield Renewable Partners L.P. and (ii) Notes to the Consolidated Financial Statements of Brookfield Renewable Partners L.P., tagged as blocks of text and in detail.

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
(4)Filed as an exhibit to our 2015 Form 20-F as filed on February 26, 2016, and incorporated herein by reference.
(5)Filed as an exhibit to Form 6-K on May 4, 2016, and incorporated herein by reference.
(6)Filed as an exhibit to Form 6-K on May 6, 2016, and incorporated herein by reference.
(7)Filed as an exhibit to Form 6-K on May 26, 2016, and incorporated herein by reference.
(8)Filed as an exhibit to Form 6-K on February 14, 2017, and incorporated herein by reference.
(9)Filed as an exhibit to Form 6-K on January 17, 2018, and incorporated herein by reference.
(10)Filed as an exhibit to Form 6-K on February 28, 2019, and incorporated herein by reference.
(11)Filed as an exhibit to Form 6-K on March 11, 2019, and incorporated herein by reference.
(12)Filed as an exhibit to Form 6-K on February 24, 2020, and incorporated herein by reference.
(13)Filed as an exhibit to Form 6-K on May 18, 2020, and incorporated herein by reference.
(14)Filed as an exhibit to Form 6-K on July 29, 2020, and incorporated herein by reference.
(15)Filed as an exhibit to Form 6-K on August 3, 2020, and incorporated herein by reference.
(16)Filed as an exhibit to Form 6-K on February 8, 2021, and incorporated herein by reference.
(17)Filed as an exhibit to Form 6-K/A on April 16, 2021, and incorporated herein by reference.
(18)Filed as an exhibit to Form 6-K on July 26, 2021, and incorporated herein by reference.
(19)Filed as an exhibit to Form 6-K on August 12, 2021, and incorporated herein by reference.
(20)Filed as an exhibit to Form 6-K on November 5, 2021, and incorporated herein by reference.
(21)Filed as an exhibit to Form 6-K on December 9, 2021, and incorporated herein by reference.
(22)Filed herewith.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing this Form 20-F and that it has duly caused and authorized the undersigned to sign this Form 20-F on its behalf.

Dated: February 28, 2022	BROOKFIELD RENEWABLE PARTNERS L.P. by its general partner, Brookfield Renewable Partners Limited

	By:	/s/ Wyatt Hartley
		Name:	Wyatt Hartley
		Title:	Chief Financial Officer of the Service Provider, BRP Energy Group L.P.

BROOKFIELD RENEWABLE PARTNERS L.P.
INDEX TO FINANCIAL STATEMENTS

Page

Audited Consolidated Financial Statements as at December 31, 2021 and 2020 and for the Years Ended December 31, 2021, 2020 and 2019	F - 2

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
February 28, 2022

F - 2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of Brookfield Renewable Partners Limited (General Partner of Brookfield Renewable Partners L.P.) and Partners of Brookfield Renewable Partners L.P.
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Brookfield Renewable Partners L.P. (“Brookfield Renewable” or the “Partnership”) as of December 31, 2021 and 2020, the related consolidated statements of income (loss), comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2021, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of Brookfield Renewable at December 31, 2021 and 2020, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2021, in conformity with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), Brookfield Renewable’s internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 28, 2022 expressed an unqualified opinion thereon.
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

F - 3

Revaluation of power generating assets
Description of the Matter	The Partnership measures power generating assets (classified as property, plant and equipment) using the revaluation method under IAS 16, Property, Plant and Equipment. As at December 31, 2021, property, plant and equipment on the balance sheet totaled $49,432 million. Revaluations of property, plant and equipment recognized in the statement of comprehensive income totaled a gain of $4,573 million and a loss in the statement of income (loss) of ($59) million for 2021. As discussed in Notes 1(g), 1(q)(i) and 1(r)(iii) and 12 – Property, Plant and Equipment, at Fair Value to the consolidated financial statements, significant estimation and management judgment are involved in assessing the estimates and assumptions regarding the future performance of the power generating assets.

Management applies a dual approach which involves a discounted cash flow model as well as a market evaluation in determining the fair value of the Partnership’s power generating assets. Significant assumptions included within the discounted cash flow models are future electricity prices, terminal value, discount rates, anticipated long-term average generation and estimated operating and capital expenditures.

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

To test the fair value of the power generating assets, our audit procedures included, among others, evaluating the Partnership’s valuation methodology, the significant assumptions used, and testing the completeness and accuracy of the underlying data supporting the significant assumptions. For each power generating asset, we analyzed the significant drivers of the change in fair value including the future electricity prices, terminal value and discount rates. With the support of our valuation specialists, we inspected management’s valuation analysis and assessed the estimates of future electricity prices by reference to shorter-term broker price quotes and management’s longer-term market forecasts specific to each region and power generating asset. We also involved our valuation specialists in the evaluation of the terminal value and discount rates which included consideration of benchmark interest rates, geographic location, contracted versus uncontracted assets and type of technology.

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

F - 4

With the assistance of our valuation specialists for the same samples, we also performed a sensitivity analysis over the future electricity prices, terminal value and discount rates to evaluate the fair value of power generating assets. We also evaluated the fair values using other market-based evidence by comparing the portfolio as a whole to recent similar transactions and by calculating the revenue and EBITDA multiples of a sample of power generating assets and comparing them to multiples of comparable public companies.

Furthermore, we evaluated the adequacy of the Partnership’s disclosures regarding the significant assumptions and sensitivity analysis around the fair value of power generating assets.

Significant acquisitions
Description of the Matter
During 2021, the Partnership completed the acquisitions of the Oregon Wind Portfolio and U.S. Distributed Generation Portfolio, for total consideration of $744 million and $684 million, respectively. As described in Notes 1(n) and 3 – Acquisitions to the consolidated financial statements, these business combinations are accounted for using the acquisition method, and the results of operations have been included in the consolidated financial statements since the corresponding dates of acquisition.

Auditing the above noted acquisitions is complex given that significant estimation is required in determining the fair value of the power generating assets acquired. The significant assumptions include future electricity prices, discount rates and future generation volumes. These assumptions are forward looking and could be affected by future economic and market conditions.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over management’s processes in determining the fair value of power generating assets acquired. We tested controls over management’s review of the valuation models, including the controls over the review and approval of all significant assumptions.

To test the fair value of the power generating assets, our audit procedures included, among others, assessing the significant assumptions described above and testing the completeness and accuracy of the underlying data. For example, we evaluated the estimated generation volumes for a sample of power generating assets by comparing them to third party engineering reports and to generation assumptions used for other assets within the Partnership’s portfolio in the region. Further, we compared the future electricity pricing to executed power purchase agreements and assessed the anticipated long-term average generation through corroboration with third party engineering reports and historical trends. We involved our valuation specialists to assist in evaluating the valuation methodologies and the significant assumptions, including discount rates, used in the Partnership’s models, which included consideration of benchmark interest rates, geographic location, contracted versus uncontracted assets and type of technology as well as performing sensitivity analysis.
We have served as Brookfield Renewable’s auditor since 2011.
Toronto, Canada
February 28, 2022

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
Management assessed the effectiveness of Brookfield Renewable’s internal control over financial reporting as of December 31, 2021, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this assessment, management concludes that, as of December 31, 2021, Brookfield Renewable’s internal control over financial reporting is effective. Management excluded from its design and assessment of the internal controls of investments acquired in 2021, which include an 845 MW wind portfolio in Oregon and a 360 MW distributed generation portfolio in the United States. whose total assets and net assets on a combined basis constitute approximately 5% and 4%, respectively, of the consolidated financial statement amounts as of December 31, 2021 and 5% of revenues for the year then ended.
Brookfield Renewable’s internal control over financial reporting as of December 31, 2021, has been audited by Ernst & Young LLP, the Independent Registered Public Accounting Firm, who also audited Brookfield Renewable’s consolidated financial statements for the year ended December 31, 2021. As stated in the Report of Independent Registered Public Accounting Firm, Ernst & Young LLP expressed an unqualified opinion on the effectiveness of Brookfield Renewable’s internal control over financial reporting as of December 31, 2021.

Connor Teskey Chief Executive Officer	Wyatt Hartley Chief Financial Officer
February 28, 2022

F - 6

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of Brookfield Renewable Partners Limited (General Partner of Brookfield Renewable Partners L.P.) and Partners of Brookfield Renewable Partners L.P.
Opinion on Internal Control Over Financial Reporting
We have audited Brookfield Renewable Partners L.P.’s (“Brookfield Renewable”) internal control over financial reporting as of December 31, 2021, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). In our opinion, Brookfield Renewable maintained, in all material respects, effective internal control over financial reporting as of December 31, 2021, based on the COSO criteria.
As indicated in the accompanying Management’s Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the 845 MW wind portfolio in Oregon and 360 MW distributed generation portfolio in the United States acquired in 2021, which are included in the 2021 consolidated financial statements of Brookfield Renewable and constituted approximately 5% and 4% of total and net assets on a combined basis, respectively, as of December 31, 2021 and 5% of revenues for the year then ended. Our audit of internal control over financial reporting of Brookfield Renewable also did not include an evaluation of the internal control over financial reporting of the 845 MW wind portfolio in Oregon and 360 MW distributed generation portfolio in the United States acquired in 2021.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the 2021 consolidated financial statements of Brookfield Renewable and our report dated February 28, 2022 expressed an unqualified opinion thereon.
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

Toronto, Canada
February 28, 2022

F - 8

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT DECEMBER 31 (MILLIONS)	Notes	2021	2020
Assets
Current assets
Cash and cash equivalents	21	$764	$431
Restricted cash	22	261	208
Trade receivables and other current assets	23	1,683	928
Financial instrument assets	5	60	62
Due from related parties	29	35	56
Assets held for sale		58	57
		2,861	1,742
Financial instrument assets	5	262	407
Equity-accounted investments	20	1,107	971
Property, plant and equipment, at fair value	12	49,432	44,590
Intangible assets	13	218	232
Goodwill	18	966	970
Deferred income tax assets	11	197	205
Other long-term assets	24	824	605
		$55,867	$49,722
Liabilities
Current liabilities
Accounts payable and accrued liabilities	25	$779	$625
Financial instrument liabilities	5	400	283
Due to related parties	29	164	506
Corporate borrowings	14	—	3
Non-recourse borrowings	14	1,818	1,026
Provisions	28	55	304
Liabilities directly associated with assets held for sale		6	14
		3,222	2,761
Financial instrument liabilities	5	565	668
Corporate borrowings	14	2,149	2,132
Non-recourse borrowings	14	17,562	14,921
Deferred income tax liabilities	11	6,215	5,515
Provisions	26, 28	718	712
Other long-term liabilities	27	1,440	1,246
Equity
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	15	12,303	11,100
General partnership interest in a holding subsidiary held by Brookfield	15	59	56
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	15	2,894	2,721
BEPC exchangeable shares	15	2,562	2,408
Preferred equity	15	613	609
Perpetual subordinated notes	15	592	—
Preferred limited partners’ equity	16	881	1,028
Limited partners’ equity	17	4,092	3,845
		$23,996	$21,767
		$55,867	$49,722
The accompanying notes are an integral part of these consolidated financial statements.
Approved on behalf of Brookfield Renewable Partners L.P.:

Patricia Zuccotti Director	David Mann Director

F - 9

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

YEAR ENDED DECEMBER 31 (MILLIONS, EXCEPT AS NOTED)	Notes	2021	2020	2019
Revenues	29	$4,096	$3,810	$3,971
Other income	7	304	128	105
Direct operating costs(1)	8	(1,365)	(1,274)	(1,263)
Management service costs	29	(288)	(235)	(135)
Interest expense	14	(981)	(976)	(1,001)
Share of earnings from equity-accounted investments	20	22	27	29
Foreign exchange and financial instruments gain (loss)	5	(32)	127	(36)
Depreciation	12	(1,501)	(1,367)	(1,271)
Other	9	(307)	(432)	(276)
Income tax (expense) recovery
Current	11	(43)	(66)	(70)
Deferred	11	29	213	27
		(14)	147	(43)
Net (loss) income		$(66)	$(45)	$80
Net (loss) income attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	15	$209	$180	$113
General partnership interest in a holding subsidiary held by Brookfield	15	77	62	50
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	15	(135)	(133)	(65)
BEPC exchangeable shares	15	(119)	(49)	—
Preferred equity	15	26	25	26
Perpetual subordinated notes	15	12	—	—
Preferred limited partners’ equity	16	55	54	44
Limited partners’ equity	17	(191)	(184)	(88)
		$(66)	$(45)	$80
Basic and diluted (loss) earnings per LP unit		$(0.69)	$(0.61)	$(0.26)
(1)Direct operating costs exclude depreciation expense disclosed below.
The accompanying notes are an integral part of these consolidated financial statements.

F - 10

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEAR ENDED DECEMBER 31 (MILLIONS)	Notes	2021	2020	2019
Net (loss) income		$(66)	$(45)	$80
Other comprehensive income that will not be reclassified to net income
Revaluations of property, plant and equipment	12	4,573	4,112	2,413
Actuarial gain (loss) on defined benefit plans		30	(1)	(14)
Deferred income taxes on above items	11	(1,170)	(934)	(488)
Unrealized (loss) gain on investments in equity securities	5	3	(1)	35
Equity-accounted investments	20	184	12	81
Total items that will not be reclassified to net income		3,620	3,188	2,027
Other comprehensive income that may be reclassified to net income
Foreign currency translation	10	(859)	(840)	(91)
Gains (losses) arising during the year on financial instruments designated as cash-flow hedges	5	(64)	(27)	(18)
Unrealized gain (loss) on foreign exchange swaps – net investment hedge	5	64	(35)	14
Reclassification adjustments for amounts recognized in net income	5	43	(39)	7
Deferred income taxes on above items	11	(2)	10	6
Equity-accounted investments	20	(36)	17	—
Total items that may be reclassified subsequently to net income		(854)	(914)	(82)
Other comprehensive income		2,766	2,274	1,945
Comprehensive income		$2,700	$2,229	$2,025
Comprehensive income attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	15	$1,048	$1,292	$1,117
General partnership interest in a holding subsidiary held by Brookfield	15	89	70	57
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	15	444	280	316
BEPC exchangeable shares		394	103	—
Preferred equity	15	30	37	54
Perpetual subordinated notes		12	—	—
Preferred limited partners’ equity	16	55	54	44
Limited partners’ equity	17	628	393	437
		$2,700	$2,229	$2,025
The accompanying notes are an integral part of these consolidated financial statements.

F - 11

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income							Non-controlling interests
YEAR ENDED DECEMBER 31 (MILLIONS)	Limited partners’ equity	Foreign currency translation	Revaluation surplus	Actuarial losses on defined benefit plans	Cash flow hedges	Investments in equity securities	Total limited partners’ equity	Preferred limited partners’ equity	Preferred equity	Perpetual subordinated notes	BEPC exchangeable shares	Participating non-controlling interests – in operating subsidiaries	General partnership interest in a holding subsidiary held by Brookfield	Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	Total equity
Balance, as at December 31, 2020	$(988)	$(720)	$5,595	$(6)	$(39)	$3	$3,845	$1,028	$609	$—	$2,408	$11,100	$56	$2,721	$21,767
Net income (loss)	(191)	—	—	—	—	—	(191)	55	26	12	(119)	209	77	(135)	(66)
Other comprehensive income (loss)	—	(116)	938	7	(11)	1	819	—	4	—	513	839	12	579	2,766
Issuance of perpetual subordinated notes (Note 15)	—	—	—	—	—	—	—	—	—	592	—	—	—	—	592
Capital contributions (Note 15)	—	—	—	—	—	—	—	—	—	—	—	1,121	—	—	1,121
Return of capital	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Redemption of Preferred LP Units (Note 16)	—	—	—	—	—	—	—	(147)	—	—	—	—	—	—	(147)
Disposal (Note 4)	38	—	(38)	—	—	—	—	—	—	—	—	(395)	—	—	(395)
Distributions or dividends declared	(335)	—	—	—	—	—	(335)	(55)	(26)	(12)	(209)	(810)	(85)	(237)	(1,769)
Distribution reinvestment plan	9	—	—	—	—	—	9	—	—	—	—	—	—	—	9
Other	(49)	(6)	(1)	(1)	2	—	(55)	—	—	—	(31)	239	(1)	(34)	118
Change in year	(528)	(122)	899	6	(9)	1	247	(147)	4	592	154	1,203	3	173	2,229
Balance, as at December 31, 2021	$(1,516)	$(842)	$6,494	$—	$(48)	$4	$4,092	$881	$613	$592	$2,562	$12,303	$59	$2,894	$23,996

Balance, as at December 31, 2019	$(1,114)	$(700)	$6,422	$(9)	$(32)	$12	$4,579	$833	$597	$—	$—	$11,086	$68	$3,317	$20,480
Net income (loss)	(184)	—	—	—	—	—	(184)	54	25	—	(49)	180	62	(133)	(45)
Other comprehensive income (loss)	—	(249)	827	—	(6)	5	577	—	12	—	152	1,112	8	413	2,274
Preferred LP units issued	—	—	—	—	—	—	—	195	—	—	—	—	—	—	195
Capital contributions	—	—	—	—	—	—	—	—	—	—	—	520	—	—	520
Return of capital	—	—	—	—	—	—	—	—	—	—	—	(147)	—	—	(147)
Disposals	17	—	(17)	—	—	—	—	—	—	—	—	(15)	—	—	(15)
Distributions or dividends declared	(349)	—	—	—	—	—	(349)	(54)	(25)	—	(116)	(551)	(70)	(250)	(1,415)
Distribution reinvestment plan	6	—	—	—	—	—	6	—	—	—	—	—	—	—	6
Special distribution/TerraForm Power acquisition	634	280	(1,465)	2	1	(13)	(561)	—	—	—	2,134	(1,101)	(10)	(462)	—
Other	2	(51)	(172)	1	(2)	(1)	(223)	—	—	—	287	16	(2)	(164)	(86)
Change in year	126	(20)	(827)	3	(7)	(9)	(734)	195	12	—	2,408	14	(12)	(596)	1,287
Balance, as at December 31, 2020	$(988)	$(720)	$5,595	$(6)	$(39)	$3	$3,845	$1,028	$609	$—	$2,408	$11,100	$56	$2,721	$21,767
The accompanying notes are an integral part of these consolidated financial statements.

F - 12

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income (loss)							Non-controlling interests
YEAR ENDED DECEMBER 31 (MILLIONS)	Limited partners’ equity	Foreign currency translation	Revaluation surplus	Actuarial losses on defined benefit plans	Cash flow hedges	Investments in equity securities	Total limited partners’ equity	Preferred limited partners’ equity	Preferred equity	Participating non-controlling interests – in operating subsidiaries	General partnership interest in a holding subsidiary held by Brookfield	Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	Total equity
Balance, as at December 31, 2018	$(927)	$(652)	$6,120	$(6)	$(34)	$4	$4,505	$707	$568	$10,289	$67	$3,266	$19,402
Net income	(88)	—	—	—	—	—	(88)	44	26	113	50	(65)	80
Other comprehensive income (loss)	—	(35)	544	(4)	1	19	525	—	28	1,004	7	381	1,945
Preferred Units issued	—	—	—	—	—	—	—	126	—	—	—	—	126
Capital contributions	—	—	—	—	—	—	—	—	—	674	—	—	674
Disposal	—	—	—	—	—	—	—	—	—	(172)	—	—	(172)
Distributions or dividends declared	(370)	—	—	—	—	—	(370)	(44)	(26)	(844)	(55)	(268)	(1,607)
Distribution reinvestment plan	6	—	—	—	—	—	6	—	—	—	—	—	6
Other	265	(13)	(242)	1	1	(11)	1	—	1	22	(1)	3	26
Change in year	(187)	(48)	302	(3)	2	8	74	126	29	797	1	51	1,078
Balance, as at December 31, 2019	$(1,114)	$(700)	$6,422	$(9)	$(32)	$12	$4,579	$833	$597	$11,086	$68	$3,317	$20,480
The accompanying notes are an integral part of these consolidated financial statements.

F - 13

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31 (MILLIONS)	Notes	2021	2020	2019
Operating activities
Net income		$(66)	$(45)	$80
Adjustments for the following non-cash items:
Depreciation	12	1,501	1,367	1,271
Unrealized foreign exchange and financial instrument (gain) loss	5	122	(134)	32
Share of earnings from equity-accounted investments	20	(22)	(27)	(29)
Deferred income tax (recovery) expense	11	(29)	(213)	(27)
Other non-cash items		(136)	388	231
Dividends received from equity-accounted investments	20	78	56	16
		1,448	1,392	1,574
Changes in due to or from related parties		2	59	33
Net change in working capital balances	30	(716)	(155)	(53)
		734	1,296	1,554
Financing activities
Proceeds from medium term notes	14	—	570	449
Repayment of medium term notes	14	—	(304)	(341)
Corporate credit facilities, net	14	—	(299)	(422)
Commercial paper, net	14	(3)	3	—
Proceeds from non-recourse borrowings	14	6,877	3,205	4,318
Repayment of non-recourse borrowings	14	(3,649)	(3,380)	(3,495)
Repayment of lease liabilities		(29)	(28)	(31)
Capital contributions from participating non-controlling interests – in operating subsidiaries	15	1,200	514	705
Capital repaid to participating non-controlling interests – in operating subsidiaries	15	(511)	(147)	(113)
Issuance of equity instruments and related costs	15,16,17	592	151	126
Redemption and repurchase of equity instruments	16,17	(153)	—	(1)
Distributions paid:
To participating non-controlling interests – in operating subsidiaries, preferred shareholders, preferred limited partners unitholders, and perpetual subordinate notes	15,16	(900)	(628)	(913)
To unitholders of Brookfield Renewable or BRELP and shareholders of Brookfield Renewable Corporation	15, 17	(854)	(769)	(684)
Borrowings from related party		1,188	320	936
Repayments to related party		(1,615)	—	(936)
		2,143	(792)	(402)
Investing activities
Acquisitions, net of cash and cash equivalents, in acquired entity	3	(1,426)	(105)	(983)
Investment in equity-accounted investments	20	(54)	(23)	(144)
Investment in property, plant and equipment	12	(1,967)	(447)	(460)
Proceeds from disposal of assets, net of cash and cash equivalents disposed		827	269	291
Purchase of financial assets		(58)	(445)	(138)
Proceeds from financial assets	5	220	257	145
Restricted cash and other		(46)	68	78
		(2,504)	(426)	(1,211)
Foreign exchange (loss) gain on cash		(35)	13	(6)
Cash and cash equivalents (decrease) increase		338	91	(65)
Net change in cash classified within assets held for sale		(5)	(12)	(5)
Balance, beginning of year		431	352	422
Balance, end of year		$764	$431	$352
Supplemental cash flow information:
Interest paid		$870	$872	$930
Interest received		$45	$28	$19
Income taxes paid		$71	$70	$72
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
The LP units are traded under the symbol “BEP” on the New York Stock Exchange and under the symbol “BEP.UN” on the Toronto
Stock Exchange. Brookfield Renewable's Class A Series 5, Series 7, Series 11, Series 13, and Series 15 preferred limited partners’ equity are traded under the symbols “BEP.PR.E”, “BEP.PR.G”, “BEP.PR.I”, “BEP.PR.K”, “BEP.PR.M” and “BEP.PR.O” respectively, on the Toronto Stock Exchange. Brookfield Renewable's Class A Series 17 preferred limited partners’ equity is traded under the symbol “BEP.PR.A” on the New York Stock Exchange. The perpetual subordinated notes are traded under the symbol “BEPH” and “BEPI” on the New York Stock Exchange.

F - 15

1. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES
(a) Statement of compliance
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The accounting policies used in the consolidated financial statements are based on the IFRS applicable as at December 31, 2021, which encompass individual IFRS, International Accounting Standards (“IAS”), and interpretations made by the International Financial Reporting Interpretations Committee (“IFRIC”) and the Standard Interpretations Committee (“SIC”). The policies set out below are consistently applied to all periods presented, unless otherwise noted.
These consolidated financial statements have been authorized for issuance by the Board of Directors of Brookfield Renewable’s general partner, BRPL, on February 28, 2022.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
References to $, C$, €, R$, COP, ZAR, THB, INR and CNY are to United States (“U.S.”) dollars, Canadian dollars, euros, Brazilian real, Colombian pesos, South African rand, Thai baht, Indian rupees and Chinese yuan, respectively.
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
(c) Consolidation
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
Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control of the entities that own certain renewable power generating operations. Brookfield Renewable has also entered into a voting agreement with its consortium partners in respect of its Colombian operations. These voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities. Refer to Note 29 – Related party transactions for further information.
For entities previously controlled by Brookfield Asset Management, the voting agreements entered into do not represent business combinations in accordance with IFRS 3, Business Combinations (“IFRS 3”), as all combining businesses are ultimately controlled by Brookfield Asset Management both before and after the transactions were completed. Brookfield Renewable accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial

F - 16

information as if the transactions had always been in place. Refer to Note 1(r)(ii) – Critical judgments in applying accounting policies – Common control transactions for Brookfield Renewable’s policy on accounting for transactions under common control.
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
(d) Foreign currency translation
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
(e) Cash and cash equivalents
Cash and cash equivalents include cash, term deposits and money market instruments with original maturities of less than 90 days.
(f) Restricted cash
Restricted cash includes cash and cash equivalents, where the availability of funds is restricted primarily by credit agreements.
(g) Property, plant and equipment and revaluation method
Power generating assets are classified as property, plant and equipment and are accounted for using the revaluation method under IAS 16 – Property, Plant and Equipment (“IAS 16”). Property, plant and equipment are initially measured at cost and subsequently carried at their revalued amount, being the fair value at the date of the revaluation, less any subsequent accumulated depreciation and any subsequent accumulated impairment losses.
Brookfield Renewable generally determines the fair value of its property, plant and equipment by using a 20-year discounted cash flow model for the majority of its assets. This model incorporates future cash flows from long-term power purchase agreements that are in place where it is determined that the power purchase agreements are linked

F - 17

specifically to the related power generating assets. The model also includes estimates of future electricity prices, anticipated long-term average generation, estimated operating and capital expenditures, terminal values and assumptions about future inflation rates and discount rates by geographical location. Construction work-in-progress (“CWIP”) is revalued when sufficient information exists to determine fair value using the discounted cash flow method. Revaluations are made on an annual basis as at December 31 to ensure that the carrying amount does not differ significantly from fair value. For power generating assets acquired through business combinations, Brookfield Renewable initially measures the assets at fair value on the acquisition date, consistent with the policy described in Note 1(n) – Business combinations, with no revaluation at year-end in the year of acquisition unless there is external evidence specific to those assets that would indicate the carrying value of the asset has either increased or decreased materially.
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
The depreciation of property, plant and equipment in Brazil is based on the duration of the authorization or the useful life of a concession asset. The weighted-average remaining duration at December 31, 2021 is 31 years (2020: 32 years). Since land rights are part of the concession or authorization, this cost is also subject to depreciation.
Any accumulated depreciation at the date of revaluation is eliminated against the gross carrying amount of the asset, and the net amount is applied to the revalued amount of the asset.
Gains and losses on disposal of an item of property, plant and equipment of operating assets are recognized in Other income and Other in the consolidated statements of income (loss), respectively. The revaluation surplus is reclassified within the respective components of equity and not reclassified to net income when the assets are disposed.

F - 18

(h) Leases
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

F - 19

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

F - 20

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
Brookfield Renewable owns and operates certain projects in the U.S. under tax equity structures to finance the construction of solar and wind projects. Such structures are designed to allocate renewable tax incentives, such as investment tax credits (“ITCs”), production tax credits (“PTCs”) and accelerated tax depreciation, to tax equity investors. Generally, tax equity structures grant the tax equity investors the majority of the project's U.S. taxable earnings and renewable tax incentives, along with a smaller portion of the projects’ cash flows, until a contractually determined point at which the allocations are adjusted (the “Flip Point”). Subsequent to the Flip Point the majority of the project’s U.S. taxable earnings, renewable tax incentives and cash flows are allocated to the sponsor. The Flip Point dates are generally dependent on the underlying projects’ reaching an agreed upon after tax investment return, however, from time to time, the Flip Point dates may be dates specified within the contract. At all times, both before and after the projects’ Flip Point, Brookfield Renewable retains control over the projects financed with a tax equity structure. In accordance with the substance of the contractual agreements, the amounts paid by the tax equity investors for their equity stakes are classified as financial instrument liabilities on the consolidated statements of financial position and at each reporting date are remeasured to their fair value in accordance with IFRS 9.

F - 21

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

F - 22

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
Details of the revenue recognized per geographical region and technology are included in Note 6 – Segmented information.
Where available, Brookfield Renewable has elected the practical expedient available under IFRS 15 – Revenue from contracts with customers (“IFRS 15”) for measuring progress toward complete satisfaction of a performance

F - 23

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
Brookfield Renewable also sells power and related products under bundled arrangements. Energy, capacity and renewable credits within power purchase agreements are considered to be distinct performance obligations. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied under IFRS 15. Brookfield Renewable views the sale of energy and capacity as a series of distinct goods that is substantially the same and has the same pattern of transfer measured by the output method. Brookfield Renewable views renewable credits to be performance obligations satisfied at a point in time. During the year ended December 31, 2021, revenues recognized at a point in time corresponding to the sale of renewable credits were $183 million (2020: $164 million and 2019: $114 million). Measurement of satisfaction and transfer of control to the customer of renewable credits in a bundled arrangement coincides with the pattern of revenue recognition of the underlying energy generation.
Revenues recognized that are outside the scope of IFRS 15 include realized gains and losses from derivatives used in the risk management of Brookfield Renewable's generation activities related to commodity prices. From time to time, Brookfield Renewable also enters into commodity contracts to hedge all or a portion of its estimated revenue stream when selling electricity to an independent system operated market and there is no PPA available. These commodity contracts require periodic settlements in which Brookfield Renewable receives a fixed-price based on specified quantities of electricity and pays the counterparty a variable market price based on the same specified quantity of electricity. As these derivatives are accounted for under hedge accounting, the changes in fair value are recorded in revenues in the consolidated statements of income (loss). Financial transactions included in revenues for the year ended December 31, 2021 decreased revenues by $37 million (increased by 2020: $55 million and 2019: $9 million).
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

F - 24

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

F - 25

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

F - 26

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
(q) Critical estimates
Brookfield Renewable makes estimates and assumptions that affect the carrying value of assets and liabilities, disclosure of contingent assets and liabilities and the reported amount of income and OCI for the year. Actual results could differ from these estimates. The estimates and assumptions that are critical to the determination of the amounts reported in the consolidated financial statements relate to the following:
(i) Property, plant and equipment
The fair value of Brookfield Renewable’s property, plant and equipment is calculated using estimates and assumptions about future electricity prices from renewable sources, anticipated long-term average generation, estimated operating and capital expenditures, future inflation rates, discount rates and terminal value, as described in Note 12 – Property, plant and equipment, at fair value. Judgment is involved in determining the appropriate estimates and assumptions in the valuation of Brookfield Renewable’s property, plant and equipment. See Note 1(r)(iii) – Critical judgments in applying accounting policies – Property, plant and equipment for further details.
Estimates of useful lives and residual values are used in determining depreciation and amortization. To ensure the accuracy of useful lives and residual values, these estimates are reviewed on an annual basis.
(ii) Financial instruments
Brookfield Renewable makes estimates and assumptions that affect the carrying value of its financial instruments, including estimates and assumptions about future electricity prices, long-term average generation, capacity prices, discount rates, the timing of energy delivery and the elements affecting fair value of the tax equity financings. The fair value of interest rate swaps is the estimated amount that another party would receive or pay to terminate the swap agreements at the reporting date, taking into account current market interest rates. This valuation technique approximates the net present value of future cash flows. See Note 5 – Risk management and financial instruments for more details.
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

F - 27

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
(iii) Property, plant and equipment
The accounting policy relating to Brookfield Renewable’s property, plant and equipment is described in Note 1(g) – Property, plant and equipment and revaluation method. In applying this policy, judgment is used in determining whether certain costs are additions to the carrying amount of the property, plant and equipment as opposed to repairs and maintenance that are expensed when incurred. If an asset has been developed, judgment is required to identify the point at which the asset is capable of being used as intended and to identify the directly attributable costs to be included in the carrying value of the development asset. The useful lives of property, plant and equipment are determined by independent engineers periodically with an annual review by management.
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

F - 28

valuation model uses a discount to the all-in cost of construction with a reasonable return, to secure energy from a new renewable resource with a similar generation profile to the asset being valued as the benchmark that will establish the market price for electricity for renewable resources.
Brookfield Renewable’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth by the years 2026 to 2035 in North America, 2029 in Colombia, and 2025 in Brazil. The year of new entry is viewed as the point when generators must build additional capacity to maintain system reliability and provide an adequate level of reserve generation with the retirement of older coal-fired plants and rising environmental compliance costs in North America and Europe, and overall increasing demand in Colombia and Brazil. For the North American and European businesses, Brookfield Renewable has estimated a discount to these new-build renewable asset prices to determine renewable electricity prices for hydroelectric, solar and wind facilities. In Brazil and Colombia, the estimate of future electricity prices is based on a similar approach as applied in North America using a forecast of the all-in cost of development.
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
(iv) Financial instruments
The accounting policy relating to Brookfield Renewable’s financial instruments is described in Note 1(k) – Financial instruments. In applying the policy, judgments are made in applying the criteria set out in IFRS 9 to record financial instruments at fair value through profit and loss, fair value through other comprehensive income and the assessments of the effectiveness of hedging relationships.
(v) Deferred income taxes
The accounting policy relating to Brookfield Renewable’s income taxes is described in Note 1(m) – Income taxes. In applying this policy, judgments are made in determining the probability of whether deductions, tax credits and tax losses can be utilized.
(s) Recently adopted accounting standards
Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16: Disclosures
On August 27, 2020, the IASB published Interest Rate Benchmark Reform – Amendments to IFRS 9, IAS 39, IFRS 7, IFRS 4 and IFRS 16 (“Phase II Amendments”), effective January 1, 2021, with early adoption permitted. The Phase II Amendments provide additional guidance to address issues that will arise during the transition of benchmark interest rates. The Phase II Amendments primarily relate to the modification of financial assets, financial liabilities and lease liabilities where the basis for determining the contractual cash flows changes as a result of Interbank Offered Rates ("IBOR") reform, allowing for prospective application of the applicable benchmark interest rate and to the application of hedge accounting, providing an exception such that changes in the formal designation and documentation of hedge accounting relationships that are needed to reflect the changes required by IBOR reform do not result in the discontinuation of hedge accounting or the designation of new hedging relationships.
Brookfield Renewable has completed an assessment and implemented its transition plan to address the impact and effect changes as a result of amendments to the contractual terms of IBOR referenced floating-rate borrowings, interest rate swaps, and updating hedge designations. The adoption did not have a significant impact on Brookfield Renewable’s financial reporting.

F - 29

(t) Future changes in accounting policies
Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2023. Brookfield Renewable is currently assessing the impact of these amendments.
Amendments to IFRS 3 Business Combinations - Reference to the Conceptual Framework
The amendments add an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising from liabilities and contingent liabilities that would be within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets or IFRIC 21 Levies, if incurred separately. The exception requires entities to apply the criteria in IAS 37 or IFRIC 21, respectively, instead of the Conceptual Framework, to determine whether a present obligation exists at the acquisition date. At the same time, the amendments add a new paragraph to IFRS 3 to clarify that contingent assets do not qualify for recognition at the acquisition date. The amendments to IFRS 3 apply to annual reporting periods beginning on or after January 1, 2022. Brookfield Renewable is currently assessing the impact of the amendments.
There are currently no other future changes to IFRS with potential impact on Brookfield Renewable.
2. PRINCIPAL SUBSIDIARIES
The following table lists the subsidiaries of Brookfield Renewable which significantly affect its financial position and results of operations as at December 31, 2021:

	Jurisdiction of Incorporation or Organization	Percentage of voting securities owned or controlled (%)
BP Brazil US Subco LLC	Delaware	100
Brookfield BRP Canada Corp.	Ontario	100
Brookfield BRP Europe Holdings (Bermuda) Limited	Bermuda	100
Brookfield Power US Holding America Co.	Delaware	100
Isagen S.A. E.S.P.(1)	Colombia	99.70
TerraForm Power Parent, LLC(1)	New York	100
(1)Voting control held through voting agreements with Brookfield.

F - 30

3. ACQUISITIONS
Oregon Wind Portfolio
On March 24, 2021, Brookfield Renewable, together with institutional partners, completed the acquisition of 100% of a portfolio of three wind generation facilities of approximately 845 MW and development projects of approximately 400 MW (together, "Oregon Wind Portfolio") located in Oregon, United States. The purchase price of this acquisition, including working capital and closing adjustments, was approximately $744 million. The total transaction costs of $6 million were expensed as incurred and have been classified under Other in the consolidated statement of income. Brookfield Renewable holds a 25% economic interest.
This investment was accounted for using the acquisition method, and the results of operations have been included in the consolidated financial statements since the date of the acquisition. If the acquisition had taken place at the beginning of the year, the revenue from the Oregon Wind Portfolio would have been $183 million for the year ended December 31, 2021.
U.S. Distributed Generation Portfolio
On March 31, 2021, Brookfield Renewable, together with institutional partners, completed the acquisition of 100% of a distributed generation business (the "U.S. Distributed Generation Portfolio") comprised of 360 MW of operating and under construction assets across approximately 600 sites and 700 MW of development assets, all in the United States. The purchase price of this acquisition, including working capital and closing adjustments, was approximately $684 million. The total transaction costs of $2 million were expensed as incurred and have been classified under Other in the consolidated statement of income. Brookfield Renewable holds a 25% economic interest.
This investment was accounted for using the acquisition method, and the results of operations have been included in the consolidated financial statements since the date of the acquisition. If the acquisition had taken place at the beginning of the year, the revenue from the U.S. Distributed Generation Portfolio would have been $79 million for the year ended December 31, 2021.
The purchase price allocation, at fair value, as at December 31, 2021, with respect to the acquisitions are as follows:

(MILLIONS)	Oregon Wind Portfolio(1)	U.S. Distributed Generation Portfolio	Total
Cash and cash equivalents	$1	$1	$2
Restricted cash	49	5	54
Trade receivables and other current assets	28	23	51
Property, plant and equipment	1,643	723	2,366
Current liabilities	(10)	(6)	(16)
Current portion of non-recourse borrowings	(74)	(7)	(81)
Financial instruments	(16)	—	(16)
Non-recourse borrowings	(761)	(133)	(894)
Provisions	(83)	(16)	(99)
Other long-term liabilities	(33)	(23)	(56)
Fair value of net assets acquired	744	567	1,311
Goodwill	—	117	117
Purchase price	$744	$684	$1,428
(1)The purchase price allocation is preliminary as at December 31, 2021.

F - 31

The following investments were accounted for using the equity method as Brookfield Renewable has significant influence through its position in the business, and the results of operations have been included in the audited annual consolidated financial statements since the date of investment.
Polenergia
In the first quarter of 2021, Brookfield Renewable, together with its institutional partners, closed its purchase of a 23% interest in a large scale renewable business in Poland (“Polenergia”), in connection with its previously announced tender offer alongside the current majority shareholder, at a cost of approximately $175 million (approximately $44 million net to Brookfield Renewable for a 6% interest). Brookfield Renewable, together with its institutional partners and the current majority shareholder, holds a 75% interest in the company.
Completed in 2020
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
India Wind Portfolio
Brookfield Renewable, together with its institutional partners, completed a transaction in India to acquire a 105 MW operating wind facility on June 7, 2019 and a 105 MW operating wind facility on July 8, 2019 (collectively, the “India Wind Portfolio”).

F - 32

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
China Wind Facility
On September 30, 2019, Brookfield Renewable, together with its institutional partners, completed the acquisition of a 200 MW operating wind facility in China (“China Wind Facility”) for a total consideration of CNY 1,140 million ($160 million). Brookfield Renewable holds a 25% economic interest and 100% voting interest. The total acquisition costs of less than $1 million were expensed as incurred and have been classified under other in the consolidated statement of income (loss).
If the acquisition had taken place at the beginning of the year, the revenue from the China Wind Facility would have been $44 million for the year ended December 31, 2019.
U.S. Distributed Generation Portfolio (“2019 TERP DG Portfolio”)
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
If the acquisition had taken place at the beginning of the year, the revenue from the 2019 TERP DG Portfolio would have been $67 million for the year ended December 31, 2019.
The purchase price allocations, at fair value, with respect to the acquisitions are as follows:

(MILLIONS)	India Wind Portfolio	China Wind Facility	2019 TERP DG Portfolio	Total
Cash	$—	$—	$3	$3
Restricted cash	14	2	—	16
Trade receivables and other current assets	14	51	47	112
Property, plant and equipment, at fair value	243	307	753	1,303
Current liabilities	(1)	(23)	(8)	(32)
Current portion of non-recourse borrowings	(12)	(18)	—	(30)
Financial instruments	(4)	—	—	(4)
Non-recourse borrowings	(158)	(131)	—	(289)
Deferred income tax liabilities	(8)	(28)	—	(36)
Decommissioning liabilities	(5)	—	(33)	(38)
Other long-term liabilities	(4)	—	(27)	(31)
Fair value of identifiable net assets acquired	$79	$160	$735	$974
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

F - 33

4. DISPOSAL OF ASSETS
In June 2021, Brookfield Renewable, along with its institutional partners, completed the sale of a 656 MW operating and development wind portfolio in Ireland. The total consideration was approximately €298 million ($363 million) and Brookfield Renewable’s interest in the portfolio was approximately 40%. This resulted in a gain on disposition of $165 million ($66 million net to Brookfield Renewable) recognized in Other income within the consolidated statements of income. As a result of the disposition, Brookfield Renewable's post-tax portion of the accumulated revaluation surplus of $29 million was reclassified from accumulated other comprehensive income directly to equity and presented as a Disposals item in the consolidated statements of changes in equity.
In June 2021, Brookfield Renewable completed the sale of a 271 MW development wind portfolio in Scotland. The total consideration was approximately £77 million ($108 million) and Brookfield Renewable’s interest in the portfolio was 100%. This resulted in a gain on disposition of $37 million ($37 million net to Brookfield Renewable) recognized in Other income within the consolidated statements of income.
In August 2021, Brookfield Renewable, together with its institutional partners, completed the sale of a 391 MW wind portfolio in the United States. The total consideration was approximately $392 million and Brookfield Renewable's interest in the portfolio ranged from 20% to 100%. This resulted in a loss on disposition of $9 million ($5 million net loss to Brookfield Renewable) recognized in Other within the consolidated statements of income. As a result of the disposition, Brookfield Renewable's post-tax portion of the accumulated revaluation surplus of $60 million was reclassified from accumulated other comprehensive income directly to equity and presented as a Disposals item in the consolidated statements of changes in equity.
Summarized financial information relating to the disposals are shown below:

(MILLIONS)	Notes	Ireland Wind Portfolio	Scotland Wind Portfolio	U.S Wind Portfolio	Total
Proceeds, net of transaction costs		$358	$107	$387	$852
Carrying value of net assets held for sale
Assets		582	91	793	1,466
Liabilities		(389)	(21)	(397)	(807)
		193	70	396	659
Gain (loss) on disposal, net of transaction costs		165	37	(9)	193
Foreign currency translation and cash flow hedge, net of investment hedge, associated with the disposal	9	(35)	—	(6)	(41)
Total gain (loss) on disposal		$130	$37	$(15)	$152

F - 34

5. RISK MANAGEMENT AND FINANCIAL INSTRUMENTS
Brookfield Renewable’s activities expose it to a variety of financial risks, including market risk (i.e., commodity price risk, interest rate risk, and foreign currency risk), credit risk and liquidity risk. Brookfield Renewable uses financial instruments primarily to manage these risks.
The sensitivity analysis discussed below reflects the risks associated with instruments that Brookfield Renewable considers are market sensitive and the potential loss resulting from one or more selected hypothetical changes. Therefore, the discussion below is not intended to fully reflect Brookfield Renewable’s risk exposure.
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
Impact of a 5% change in the market price of electricity, on outstanding energy derivative contracts, for the year ended December 31:

	Effect on net income(1)			Effect on OCI(1)
(MILLIONS)	2021	2020	2019	2021	2020	2019
5% increase	$(37)	$(13)	$(21)	$(21)	$(16)	$(12)
5% decrease	40	14	8	22	16	12
(1)Amounts represent the potential annual net pretax impact.
(ii)Foreign currency risk
Foreign currency risk is defined for these purposes as the risk that the fair value of a financial instrument held by Brookfield Renewable will fluctuate because of changes in foreign currency rates.
Brookfield Renewable has exposure to the Canadian dollar, euro, Brazilian real, Colombian peso, British pound sterling, Indian rupee, Malaysian ringgit, Chinese yuan and Polish złoty through its investments in foreign operations. Consequently, fluctuations in the U.S. dollar exchange rate against these currencies increase the volatility of net income and other comprehensive income. Brookfield Renewable holds foreign currency contracts primarily to mitigate this exposure.
The table below summarizes the impact to Brookfield Renewable’s financial instruments of changes in the exchange rate as at December 31. The impact is expressed in terms of the effect on income and OCI. The sensitivities are based on the assumption that the currency exchange rate changes by five percent with all other variables held constant.

F - 35

Impact of a 5% change in U.S. dollar exchange rates, on outstanding foreign exchange swaps, for the year ended December 31:

	Effect on net income(1)			Effect on OCI(1)
(MILLIONS)	2021	2020	2019	2021	2020	2019
5% increase	$29	$10	$49	$95	$73	$41
5% decrease	(29)	(7)	(40)	(95)	(72)	(41)
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
Brookfield Renewable will enter into interest rate swaps designed to minimize the exposure to interest rate fluctuations on its variable-rate debt. Fluctuations in interest rates could impact Brookfield Renewable’s cash flows, primarily with respect to the interest payable against Brookfield Renewable’s variable rate debt, which is limited to certain non-recourse borrowings with a total principal value of $6,758 million (2020: $5,960 million). Of this principal value, $3,493 million (2020: $3,465 million) has been fixed through the use of interest rate contracts. The fair values of the recognized asset and liability for the interest rate swaps were calculated using a valuation model with observable interest rates.
The table below summarizes the impact of changes in the interest rate as at December 31. The impact is expressed in terms of the effect on income and OCI. The sensitivities are based on the assumption that the interest rate changes by 1% with all other variables held constant.
Impact of a 1% change in interest rates, on outstanding interest rate swaps, variable-rate debt and tax equity, for the year ended December 31:

	Effect on net income(1)			Effect on OCI(1)
(MILLIONS)	2021	2020	2019	2021	2020	2019
1% increase	$15	$37	$37	$114	$122	$69
1% decrease	(16)	(38)	(38)	(124)	(129)	(69)
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
Brookfield Renewable minimizes credit risk with counterparties through the selection, monitoring and diversification of counterparties, and the use of standard trading contracts, and other credit risk mitigation techniques. In addition, Brookfield Renewable’s power purchase agreements are reviewed regularly and the majority are with customers having long standing credit histories or investment grade ratings, which limit the risk of non-collection. See Note 23 – Trade receivables and other current assets, for additional details regarding Brookfield Renewable’s trade receivables balance.

F - 36

The maximum credit exposure at December 31 was as follows:

(MILLIONS)	2021	2020
Trade receivables and other short-term receivables	$807	$792
Long-term receivables	216	108
Financial instrument assets(1)	127	139
Due from related parties(1)	177	56
Contract asset(1)	445	455
	$1,772	$1,550
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

F - 37

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

AS AT DECEMBER 31, 2021 (MILLIONS)	< 1 year	2-5 years	> 5 years	Total
Accounts payable and accrued liabilities	$779	$—	$—	$779
Financial instrument liabilities(1)(2)	400	358	207	965
Due to related parties	164	34	—	198
Other long-term liabilities – concession payments	1	6	13	20
Lease liabilities(1)	30	129	305	464
Corporate borrowings(1)	—	317	1,839	2,156
Non-recourse borrowings(1)	1,818	6,926	10,608	19,352
Interest payable on borrowings(3)	912	2,989	3,987	7,888
Total	$4,104	$10,759	$16,959	$31,822

AS AT DECEMBER 31, 2020 (MILLIONS)	< 1 year	2-5 years	> 5 years	Total
Accounts payable and accrued liabilities	$625	$—	$—	$625
Financial instrument liabilities(1)(2)	283	513	155	951
Due to related parties	506	11	—	517
Other long-term liabilities – concession payments	1	5	12	18
Lease liabilities(1)	33	112	294	439
Corporate borrowings(1)	3	314	1,826	2,143
Non-recourse borrowings(1)	1,141	5,214	9,651	16,006
Interest payable on borrowings(3)	824	2,682	2,827	6,333
Total	$3,416	$8,851	$14,765	$27,032
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

F - 38

Level 2 – inputs, other than quoted prices in Level 1, that are observable for the asset or liability, either directly or indirectly; and
Level 3 – inputs for the asset or liability that are not based on observable market data.
The following table presents Brookfield Renewable’s assets and liabilities measured and disclosed at fair value classified by the fair value hierarchy as at December 31:

(MILLIONS)	Level 1	Level 2	Level 3	2021	2020
Assets measured at fair value:
Cash and cash equivalents	$764	$—	$—	$764	$431
Restricted cash(1)	312	—	—	312	283
Financial instrument assets(1)
Energy derivative contracts	—	34	21	55	135
Interest rate swaps	—	40	—	40	—
Foreign exchange swaps	—	32	—	32	4
Investments in debt and equity securities(2)	—	95	100	195	175
Property, plant and equipment	—	—	49,432	49,432	44,590
Liabilities measured at fair value:
Financial instrument liabilities(1)
Energy derivative contracts	—	(184)	(42)	(226)	(33)
Interest rate swaps	—	(228)	—	(228)	(422)
Foreign exchange swaps	—	(56)	—	(56)	(94)
Tax equity	—	—	(455)	(455)	(402)
Contingent consideration(3)	—	—	(3)	(3)	(1)
Liabilities for which fair value is disclosed:
Corporate borrowings(1)	(2,334)	—	—	(2,334)	(2,448)
Non-recourse borrowings(1)	(2,405)	(18,030)	—	(20,435)	(17,991)
Total	$(3,663)	$(18,297)	$49,053	$27,093	$24,227
(1)Includes both the current amount and long-term amount.
(2)Excludes nil (2020: $155 million) of investments in debt securities that are measured at amortized cost.
(3)Amount relates to business combination completed in 2021 with obligations lapsing from 2022 to 2027.
There were no transfers between levels during the year ended December 31, 2021.
Financial instruments disclosures
The aggregate amount of Brookfield Renewable’s net financial instrument positions as at December 31 are as follows:

		2021		2020
(MILLIONS)	Assets	Liabilities	Net Assets (Liabilities)	Net Assets (Liabilities)
Energy derivative contracts	$55	$226	$(171)	$102
Interest rate swaps	40	228	(188)	(422)
Foreign exchange swaps	32	56	(24)	(90)
Investments in debt and equity securities	195	—	195	330
Tax equity	—	455	(455)	(402)
Total	322	965	(643)	(482)
Less: current portion	60	400	(340)	(221)
Long-term portion	$262	$565	$(303)	$(261)

F - 39

The following table presents the change in Brookfield Renewable’s total net financial instrument asset position as at and for the year ended December 31:

(MILLIONS)	Note	2021	2020
Balance, beginning of year		$(482)	$(413)
Increases (decreases) in the net financial instrument liability position:
Unrealized (loss) gain through income on tax equity	(a)	(21)	(12)
Unrealized (loss) gain through OCI on investments in equity securities	(b)	3	(1)
Unrealized (loss) through income on energy derivative contracts	(c)	(124)	(28)
Unrealized (loss) through OCI on energy derivative contracts	(c)	(148)	(4)
Unrealized gain (loss) through income on interest rate swaps	(d)	72	(28)
Unrealized gain (loss) through OCI on interest rate swaps	(d)	96	(57)
Unrealized gain (loss) through income on foreign exchange swaps	(e)	102	126
Unrealized gain (loss) through OCI on foreign exchange swaps	(e)	8	(40)
Acquisitions, settlements and other		(149)	(25)
Balance, end of year		$(643)	$(482)

Financial instrument liabilities designated at fair value through profit and loss
Tax equity	(a)	$(455)	$(402)

Financial instrument assets designated at fair value through OCI
Investments in equity securities	(b)	$195	$175

Financial instrument assets designated at amortized cost
Investments in debt securities	(b)	$—	$155

Derivative assets not designated as hedging instruments:
Energy derivative contracts	(c)	$42	$78
Interest rate swaps	(d)	18	—
Foreign exchange swaps	(e)	2	4
		$62	$82

Derivative assets designated as hedging instruments:
Energy derivative contracts	(c)	$13	$57
Interest rate swaps	(d)	22	—
Foreign exchange swaps	(e)	30	—
		$65	$57

Derivative liabilities not designated as hedging instruments:
Energy derivative contracts	(c)	$(130)	$(32)
Interest rate swaps	(d)	(111)	(183)
Foreign exchange swaps	(e)	(8)	(23)
		$(249)	$(238)

Derivative liabilities designated as hedging instruments:
Energy derivative contracts	(c)	$(96)	$(1)
Interest rate swaps	(d)	(117)	(239)
Foreign exchange swaps	(e)	(48)	(71)
		$(261)	$(311)

Total financial instruments, net		$(643)	$(482)

F - 40

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
(b)Investments in debt and equity securities
Brookfield Renewable's investments in debt and equity securities are classified as FVOCI and amortized cost. Refer to Note 1(k) – Basis of preparation and significant accounting policies – Financial instruments.
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
For the year ended December 31, 2021, gains of $25 million relating to energy derivative contracts were realized and reclassified from OCI to the consolidated statements of income (loss) (2020: $55 million and 2019: $9 million).
Based on market prices as of December 31, 2021, unrealized losses of $72 million (2020: $19 million gain and 2019: $22 million gain) recorded in accumulated other comprehensive income (“AOCI”) on energy derivative contracts are expected to be settled or reclassified into income in the next twelve months. The actual amount reclassified from AOCI, however, could vary due to future changes in market prices.
The following table summarizes the energy derivative contracts designated as hedging instruments:

Energy derivative contracts	December 31, 2021	December 31, 2020
Carrying amount (asset/(liability))	(83)	56
Notional amount – millions of U.S. dollars	351	376
Notional amount – GWh	10,022	11,478
Weighted average hedged rate for the year ($/MWh)	35	33
Maturity dates	2022 - 2027	2021 - 2027
Hedge ratio	1:1	1:1
Change in discounted spot value of outstanding hedging instruments	(124)	17
Change in value of hedged item used to determine hedge effectiveness	117	(19)
There is $7 million of hedge ineffectiveness losses recognized within foreign exchange and financial instruments gain (loss) in the consolidated statements of income (loss) related to energy derivative contracts (cash flow hedges) for the year ended December 31, 2021 (2020: $2 million loss and 2019: nil).
(d)Interest rate hedges
Brookfield Renewable has entered into interest rate hedge contracts primarily to minimize exposure to interest rate fluctuations on its variable-rate debt or to lock in interest rates on future debt refinancing. All interest rate hedge contracts are recorded in the consolidated financial statements at fair value.

F - 41

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
The hedge ineffectiveness can arise from:
•Different interest rate curves being applied to discount the hedged item and hedging instrument
•Differences in timing of cash flows of the hedged item and hedging instrument
•The counterparties’ credit risk having an asymmetrical impact on the fair value movements of the hedging instrument and hedged item
At December 31, 2021, agreements with a total notional exposure of $3,437 million were outstanding (2020: $3,748 million) including $789 million (2020: $962 million) associated with agreements that are not formally designated as hedging instruments. The weighted-average fixed interest rate resulting from these agreements is 1.5% (2020: 3%).
For the year ended December 31, 2021, net movements relating to cash flow hedges realized and reclassified from OCI to interest expense in the consolidated statements of income (loss) were $18 million losses (2020: $12 million losses and 2019: $22 million losses).
Based on market prices as of December 31, 2021, unrealized losses of $41 million (2020: $34 million and 2019: $15 million) recorded in AOCI on interest rate swaps are expected to be settled or reclassified into income in the next twelve months. The actual amount reclassified from AOCI, however, could vary due to future changes in market rates.
The following table summarizes the interest rate hedges designated as hedging instruments:

Interest rate hedges	December 31, 2021	December 31, 2020
Carrying amount (asset/(liability))	(95)	(239)
Notional amount – $	558	546
Notional amount – C$(1)	377	342
Notional amount – €(1)	1,572	1,279
Notional amount – COP(1)	141	619
Maturity dates	2022 - 2039	2021 - 2039
Hedge ratio	1:1	1:1
Change in discounted spot value of outstanding hedging instruments	80	(56)
Change in value of hedged item used to determine hedge effectiveness	(97)	59
(1)Notional amounts of foreign currency denominated interest rate hedges are presented at the U.S. dollar equivalent value based on the December 31, 2021 foreign currency spot rate.
The hedge ineffectiveness loss recognized within foreign exchange and financial instruments gain (loss) in the consolidated statements of income (loss) related to interest rate contracts (cash flow hedges) for the year ended December 31, 2021 was $17 million losses (2020: $2 million and 2019: $1 million).
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

F - 42

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
At December 31, 2021, agreements with a total notional exposure of $2,701 million were outstanding (2020: $1,355 million) including $561 million (2020: $104 million) associated with agreements that are not formally designated as hedging instruments.
There are no unrealized gains or losses recorded in AOCI on foreign exchange swaps that are expected to be settled or reclassified into income in the next twelve months (2020: nil and 2019: nil). The actual amount reclassified from AOCI, however, could vary due to future changes in market rates.
The following table summarizes the foreign exchange swaps designated as hedging instruments:

Foreign exchange swaps	December 31, 2021	December 31, 2020
Carrying amount (asset/(liability))	(18)	(71)
Notional amount for hedges of the Colombian Peso(1)	676	20
Notional amount for hedges of the euro(1)	571	412
Notional amount for hedges of the British pounds sterling(1)	125	212
Notional amount for hedges of the Chinese yuan(1)	427	294
Notional amount for hedges of the Indian rupee(1)	260	230
Notional amount for hedges of the Brazilian real(1)	75	73
Notional amount for hedges of other currencies(1)	6	30
Maturity date	2022 - 2023	2021 - 2022
Hedge ratio	1:1	1:1
Weighted average hedged rate for the year:
COP/$ foreign exchange forward contracts	3,925	3,728
€/$ foreign exchange forward contracts	0.87	0.87
£/$ foreign exchange forward contracts	0.76	0.81
CNY/$ foreign exchange forward contracts	7.18	7.14
INR/$ foreign exchange forward contracts	78	76
BRL/$ foreign exchange forward contracts	5.73	5.38
(1)Notional amounts expressed in millions of U.S. dollars

F - 43

The following table presents a reconciliation of the limited partners’ equity reserves impacted by financial instruments:

(MILLIONS)	Cash flow hedges	Investments in equity securities	Foreign currency translation
Balance, as at December 31, 2019	$(32)	$12	$(700)
Effective portion of changes in fair value arising from:
Energy derivative contracts	1	—	—
Interest rate swaps	(3)	—	—
Foreign exchange swaps	—	—	(6)
Amount reclassified to profit or loss	(7)	—	—
Foreign currency revaluation of designated borrowings	—	—	(34)
Foreign currency revaluation of net foreign operations	—	—	(208)
Valuation of investments in equity securities designated FVOCI	—	4	—
Tax effect	3	1	(1)
Special distribution/TERP acquisition	1	(13)	280
Other	(2)	(1)	(51)
Balance, as at December 31, 2020	$(39)	$3	$(720)
Effective portion of changes in fair value arising from:
Energy derivative contracts	(38)	—	—
Interest rate swaps	27	—	—
Foreign exchange swaps	—	—	2
Amount reclassified to profit or loss	(3)	—	—
Foreign currency revaluation of designated borrowings	—	—	(17)
Foreign currency revaluation of net foreign operations	—	—	(104)
Valuation of investments in equity securities designated FVOCI	—	1	—
Tax effect	3	—	3
Other	2	—	(6)
Balance, as at December 31, 2021	$(48)	$4	$(842)

F - 44

6. SEGMENTED INFORMATION
Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the business, manage operations, and allocate resources based on the type of technology.
Brookfield Renewable operations are segmented by – 1) hydroelectric, 2) wind, 3) solar, 4) energy transition (distributed generation, pumped storage, cogeneration and biomass), and 5) corporate – with hydroelectric and wind further segmented by geography (i.e. North America, Colombia, Brazil, Europe and Asia). This best reflects the way in which the CODM reviews results of our company.
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
The accounting policies of the reportable segments are the same as those described in Note 1 – Basis of preparation and significant accounting policies. Brookfield Renewable analyzes the performance of its operating segments based on Funds From Operations. Funds From Operations is not a generally accepted accounting measure under IFRS and therefore may differ from definitions of Funds From Operations used by other entities, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”).
Brookfield Renewable uses Funds From Operations to assess the performance of Brookfield Renewable before the effects of certain cash items (e.g., acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g., deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business. Brookfield Renewable includes realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term within Funds From Operations in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period net income.

F - 45

The following table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable’s proportionate results to the consolidated statements of income (loss) on a line-by-line basis by aggregating the components comprising the earnings from Brookfield Renewable’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the year ended December 31, 2021:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non-controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Energy transition	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	$804	$169	$224	$370	$125	$29	$32	$348	$314	$—	$2,415	$(163)	$1,844	$4,096
Other income	27	36	14	27	98	1	—	39	18	41	301	(11)	14	304
Direct operating costs	(303)	(50)	(79)	(120)	(36)	(7)	(8)	(89)	(118)	(30)	(840)	75	(600)	(1,365)
Share of revenue, other income and direct operating costs from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	99	43	142
	528	155	159	277	187	23	24	298	214	11	1,876	—	1,301
Management service costs	—	—	—	—	—	—	—	—	—	(288)	(288)	—	—	(288)
Interest expense	(147)	(16)	(28)	(77)	(19)	(5)	(8)	(111)	(49)	(78)	(538)	29	(472)	(981)
Current income taxes	(1)	(8)	(3)	—	(4)	(1)	(1)	(2)	(3)	—	(23)	3	(23)	(43)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(55)	(55)	—	—	(55)
Preferred equity	—	—	—	—	—	—	—	—	—	(26)	(26)	—	—	(26)
Perpetual subordinated notes	—	—	—	—	—	—	—	—	—	(12)	(12)	—	—	(12)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(32)	(33)	(65)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(773)	(773)
Funds From Operations	380	131	128	200	164	17	15	185	162	(448)	934	—	—
Depreciation											(922)	38	(617)	(1,501)
Foreign exchange and financial instrument loss											(129)	(2)	99	(32)
Deferred income tax recovery											133	5	(109)	29
Other											(384)	14	63	(307)
Share of earnings from equity-accounted investments											—	(55)	—	(55)
Net income attributable to non-controlling interests											—	—	564	564
Net income (loss) attributable to Unitholders(2)											$(368)	$—	$—	$(368)
(1)Share of earnings from equity-accounted investments of $22 million is comprised of amounts found on the Share of revenue, other income and direct operating costs, Share of interest and cash taxes and Share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $209 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.
(2)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity, preferred equity, and perpetual subordinated notes.

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

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non-controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Energy transition	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	$824	$175	$211	$263	$105	$27	$28	$245	$169	$—	$2,047	$(72)	$1,835	3,810
Other income	39	54	12	11	26	3	3	50	22	64	284	(29)	(127)	128
Direct operating costs	(301)	(52)	(92)	(78)	(35)	(6)	(6)	(63)	(61)	(23)	(717)	34	(591)	(1,274)
Share of revenue, other income and opex from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	67	31	98
	562	177	131	196	96	24	25	232	130	41	1,614	—	1,148
Management service costs	—	—	—	—	—	—	—	—	—	(217)	(217)	—	(18)	(235)
Interest expense	(143)	(18)	(30)	(73)	(15)	(6)	(6)	(90)	(25)	(79)	(485)	20	(511)	(976)
Current income taxes	1	(7)	(11)	—	(2)	(1)	(1)	(3)	(2)	—	(26)	4	(44)	(66)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(54)	(54)	—	—	(54)
Preferred equity	—	—	—	—	—	—	—	—	—	(25)	(25)	—	—	(25)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(24)	(13)	(37)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(562)	(562)
Funds From Operations	420	152	90	123	79	17	18	139	103	(334)	807	—	—
Depreciation											(756)	21	(632)	(1,367)
Foreign exchange and financial instrument loss											(35)	8	154	127
Deferred income tax expense											175	(6)	44	213
Other											(495)	11	52	(432)
Share of earnings from equity-accounted investments											—	(34)	—	(34)
Net income attributable to non-controlling interests											—	—	382	382
Net income (loss) attributable to Unitholders(2)											$(304)	$—	$—	$(304)
(1)Share of earnings from equity-accounted investments of $27 million is comprised of amounts found on the Share of revenue, other income and direct operating costs, Share of interest and cash taxes and Share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $180 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net income attributable to non-controlling interests.
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

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non-controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Solar	Energy transition	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	$905	$234	$237	$223	$95	$37	$20	$138	$132	$—	$2,021	$(79)	$2,029	3,971
Other income	3	19	—	2	4	—	—	16	11	33	88	(8)	25	105
Direct operating costs	(286)	(72)	(93)	(62)	(32)	(9)	(4)	(28)	(56)	(23)	(665)	34	(632)	(1,263)
Share of revenue, other income and direct operating costs from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	53	27	80
	622	181	144	163	67	28	16	126	87	10	1,444	—	1,449
Management service costs	—	—	—	—	—	—	—	—	—	(116)	(116)	—	(19)	(135)
Interest expense	(156)	(20)	(34)	(66)	(17)	(8)	(5)	(52)	(16)	(92)	(466)	13	(548)	(1,001)
Current income taxes	(7)	(11)	(9)	1	(2)	(1)	(1)	—	(1)	—	(31)	2	(41)	(70)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(44)	(44)	—	—	(44)
Preferred equity	—	—	—	—	—	—	—	—	—	(26)	(26)	—	—	(26)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(15)	(12)	(27)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(829)	(829)
Funds From Operations	459	150	101	98	48	19	10	74	70	(268)	761	—	—
Depreciation											(643)	13	(641)	(1,271)
Foreign exchange and financial instrument loss											(30)	(2)	(4)	(36)
Deferred income tax expense											30	—	(3)	27
Other											(221)	9	(64)	(276)
Share of earnings from equity-accounted investments											—	(20)	(4)	(24)
Net income attributable to non-controlling interests											—	—	716	716
Net income (loss) attributable to Unitholders(2)											$(103)	$—	$—	$(103)
(1)Share of earnings from equity-accounted investments of $29 million is comprised of amounts found on the Share of revenue, other income and direct operating costs, Share of interest and cash taxes and Share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $113 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net income attributable to non-controlling interests.
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

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non-controlling interests	As per IFRS financials
	Hydroelectric			Wind				Solar	Energy transition	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
As at December 31, 2021
Cash and cash equivalents	$41	$4	$16	$30	$46	$5	$6	$104	$43	$245	$540	$(28)	$252	$764
Property, plant and equipment, at fair value	15,188	1,680	2,032	3,286	676	277	266	3,355	2,183	—	28,943	(1,111)	21,600	49,432
Total assets	16,322	1,833	2,277	3,665	842	292	342	3,746	2,500	292	32,111	(518)	24,274	55,867
Total borrowings	4,126	261	526	1,628	474	74	195	2,736	996	2,156	13,172	(351)	8,708	21,529
Other liabilities	4,499	91	644	771	218	8	52	435	227	303	7,248	(167)	3,261	10,342
For the year ended December 31, 2021
Additions to property, plant and equipment	113	85	130	88	22	10	1	197	31	6	683	(12)	1,576	2,247
As at December 31, 2020
Cash and cash equivalents	$38	$6	$6	$36	$60	$1	$3	$86	$48	$7	$291	$(20)	$160	$431
Property, plant and equipment, at fair value	12,983	1,544	1,965	3,606	1,095	274	175	3,548	1,880	—	27,070	(940)	18,460	44,590
Total assets	13,628	1,751	2,201	3,801	1,267	292	272	3,985	2,101	100	29,398	(387)	20,711	49,722
Total borrowings	3,439	245	439	1,680	669	66	125	2,534	864	2,143	12,204	(332)	6,210	18,082
Other liabilities	3,232	153	556	773	220	8	22	568	211	784	6,527	(55)	3,401	9,873
For the year ended December 31, 2020
Additions to property, plant and equipment(1)	307	65	5	70	29	1	—	146	48	4	675	(17)	310	968
(1)Brookfield Renewable exercised the option to buyout the lease on its 192 MW hydroelectric facility in Louisiana and recognized a $247 million adjustment ($185 million net to Brookfield Renewable) to its corresponding right-of-use asset.

F - 49

Geographical Information
The following table presents consolidated revenue split by reportable segment for the year ended December 31:

(MILLIONS)	2021	2020	2019
Hydroelectric
North America	$1,044	$1,030	$1,123
Brazil	177	201	259
Colombia	929	874	979
	2,150	2,105	2,361
Wind
North America	656	494	474
Europe	189	237	273
Brazil	109	79	110
Asia	120	105	71
	1,074	915	928
Solar	563	539	494
Energy transition	309	251	188
Total	$4,096	$3,810	$3,971
The following table presents consolidated property, plant and equipment and equity-accounted investments split by geography:

(MILLIONS)	December 31, 2021	December 31, 2020
United States	$26,713	$22,955
Colombia	8,497	8,150
Canada	5,534	4,880
Brazil	3,860	3,308
Europe	4,440	5,417
Asia	1,495	851
	$50,539	$45,561

7. OTHER INCOME
Brookfield Renewable’s other income for the year ended December 31 is comprised of the following:

(MILLIONS)	2021	2020	2019
Interest and other investment income	$59	$47	$32
Gain on regulatory settlement	35	61	14
Gain on disposition of development assets	202	10	—
Other	8	10	59
	$304	$128	$105

F - 50

8. DIRECT OPERATING COSTS
Brookfield Renewable’s direct operating costs for the year ended December 31 are comprised of the following:

(MILLIONS)	Notes	2021	2020	2019
Fuel and power purchases(1)(2)		(390)	(348)	(316)
Salaries and benefits		(293)	(270)	(257)
Operations and maintenance		$(285)	$(256)	$(288)
Water royalties, property taxes and other regulatory fees		(201)	(208)	(202)
Insurance	29	(68)	(60)	(55)
Professional fees		(56)	(63)	(53)
Energy marketing & other related party services	29	(8)	(4)	(20)
Other expenses		(64)	(65)	(72)
		$(1,365)	$(1,274)	$(1,263)
(1)Fuel and power purchases are primarily attributable to our portfolio in Colombia.
(2)Includes $80 million relating to the Texas winter storm event which reflect the cost of acquiring energy to cover our contractual obligations for our wind assets that were not generating during the period due to freezing conditions, net of hedging initiatives.
Direct operating costs exclude depreciation expense of $1,501 million (2020: $1,367 million and 2019: $1,271 million).
9. OTHER
Brookfield Renewable’s other for the year ended December 31 is comprised of the following:

(MILLIONS)	Notes	2021	2020	2019
Legal provisions	28	$(58)	$(231)	$—
Foreign currency translation and cash flow hedge, net of investment hedge, associated with the disposal of assets	4	(41)	—	—
Change in fair value of property, plant and equipment		(63)	(101)	(65)
Amortization of service concession assets		(14)	(9)	(20)
Transaction costs		(8)	(13)	(5)
Loss on debt extinguishment		—	(12)	(35)
Other		(123)	(66)	(151)
		$(307)	$(432)	$(276)

10. FOREIGN CURRENCY TRANSLATION
Brookfield Renewable’s foreign currency translation for the year ended December 31 shown in the consolidated statements of comprehensive income is comprised of the following:

(MILLIONS)	Notes	2021	2020	2019
Foreign currency translation on
Property, plant and equipment, at fair value	12	$(1,510)	$(604)	$49
Goodwill	18	(121)	(20)	(10)
Borrowings	14	436	(219)	(133)
Deferred income tax liabilities and assets	11	318	35	(32)
Other assets and liabilities		18	(32)	35
		$(859)	$(840)	$(91)

F - 51

11. INCOME TAXES
The major components of income tax recovery (expense) for the year ended December 31 are as follows:

(MILLIONS)	2021	2020	2019
Income tax recovery (expense) applicable to:
Current taxes
Attributed to the current period	$(43)	$(66)	$(70)
Deferred taxes
Income taxes – origination and reversal of temporary differences	160	185	78
Relating to change in tax rates / imposition of new tax laws	(147)	(7)	1
Relating to unrecognized temporary differences and tax losses	16	35	(52)
	29	213	27
Total income tax recovery (expense)	$(14)	$147	$(43)
The major components of deferred income tax (expense) recovery for the year ended December 31 recorded directly to other comprehensive income are as follows:

(MILLIONS)	2021	2020	2019
Deferred income taxes attributed to:
Financial instruments designated as cash flow hedges	$3	$13	$4
Other	(13)	(3)	5
Revaluation surplus
Origination and reversal of temporary differences	(1,003)	(934)	(432)
Relating to changes in tax rates / imposition of new tax laws	(159)	—	(59)
	$(1,172)	$(924)	$(482)
Brookfield Renewable’s effective income tax recovery (expense) for the year ended December 31 is different from its recovery at its statutory income tax rate due to the differences below:

(MILLIONS)	2021	2020	2019
Statutory income tax recovery (expense)(1)	$14	$53	$(34)
Reduction (increase) resulting from:
Decrease (increase) in tax assets not recognized	(5)	34	(52)
Differences between statutory rate and future tax rate and tax rate changes	(147)	(7)	1
Subsidiaries’ income taxed at different rates	129	68	38
Other	(5)	(1)	4
Effective income tax recovery (expense)	$(14)	$147	$(43)
(1)Statutory income tax expense is calculated using domestic rates applicable to the profits in the relevant country.
The above reconciliation has been prepared by aggregating the information for all of Brookfield Renewable’s subsidiaries using the domestic rate in each tax jurisdiction.
Brookfield Renewable’s effective income tax rate was (26.9)% for the year ended December 31, 2021 (2020: 76.6% and 2019: 35.0%). The effective tax rate is different than the statutory rate primarily due to rate differentials, legislative changes in tax rates during the year, changes in tax assets not recognized and non-controlling interests’ income not subject to tax.

F - 52

The following table details the expiry date, if applicable, of the unrecognized deferred tax assets as at December 31:

(MILLIONS)	2021	2020	2019
Less than four years	$5	$5	$3
Thereafter	138	149	431
The deferred tax assets and liabilities of the following temporary differences have been recognized in the consolidated financial statements for the year ended December 31:

(MILLIONS)	Non-capital losses	Difference between tax and carrying value	Net deferred tax (liabilities) assets
As at January 1, 2019	$835	$(5,060)	$(4,225)
Recognized in net income (loss)	23	4	27
Recognized in equity	11	(491)	(480)
Business combination	7	14	21
Foreign exchange	9	(41)	(32)
As at December 31, 2019	885	(5,574)	(4,689)
Recognized in net income (loss)	273	(60)	213
Recognized in equity	(52)	(865)	(917)
Business combination	30	18	48
Foreign exchange	4	31	35
As at December 31, 2020	1,140	(6,450)	(5,310)
Recognized in net income (loss)	23	6	29
Recognized in equity	8	(1,068)	(1,060)
Business combination	(28)	33	5
Foreign exchange	6	312	318
As at December 31, 2021	$1,149	$(7,167)	$(6,018)

The deferred income tax liabilities include $6,082 million (2020: $5,145 million and 2019: $4,293 million) of liabilities which relate to property, plant and equipment revaluations included in equity.
The unrecognized taxable temporary difference attributable to Brookfield Renewable’s interest in its subsidiaries, branches, associates, and joint ventures is $5,856 million (2020: $5,405 million and 2019: $3,633 million).

F - 53

12. PROPERTY, PLANT AND EQUIPMENT, AT FAIR VALUE
The following table presents a reconciliation of property, plant and equipment at fair value:

(MILLIONS)	Notes	Hydroelectric	Wind	Solar	Other(1)	Total
Property, plant and equipment, at fair value
As at December 31, 2019		$25,797	$9,183	$5,501	$233	$40,714
Additions		313	88	142	1	544
Transfer from construction work-in-progress		139	37	—	1	177
Acquisitions through business combinations	3	—	—	661	—	661
Disposals		—	(160)	—	—	(160)
Items recognized through OCI:
Change in fair value		3,152	409	573	(21)	4,113
Foreign exchange	10	(693)	(185)	307	(44)	(615)
Items recognized through net income:
Change in fair value		12	(25)	(54)	(8)	(75)
Depreciation		(514)	(550)	(290)	(13)	(1,367)
As at December 31, 2020		28,206	8,797	6,840	149	43,992
Additions		576	490	78	9	1,153
Transfer from construction work-in-progress		118	187	258	1	564
Acquisitions through business combinations	3	—	1,643	679	—	2,322
Disposals	4	—	(1,208)	—	—	(1,208)
Items recognized through OCI:
Change in fair value		4,306	(51)	101	73	4,429
Foreign exchange	10	(1,133)	(124)	(221)	(9)	(1,487)
Items recognized through net income:
Change in fair value		(13)	(19)	(3)	(24)	(59)
Depreciation		(547)	(600)	(343)	(11)	(1,501)
As at December 31, 2021		$31,513	$9,115	$7,389	$188	$48,205
Construction work-in-progress
As at December 31, 2019		$218	$117	$4	$2	$341
Additions		161	103	160	—	424
Transfer to property, plant and equipment		(139)	(37)	—	(1)	(177)
Items recognized through OCI:
Change in fair value		(13)	12	—	—	(1)
Foreign exchange	10	(15)	18	8	—	11
As at December 31, 2020		212	213	172	1	598
Additions		194	357	575	6	1,132
Transfer to property, plant and equipment		(118)	(187)	(258)	(1)	(564)
Acquisitions through business combinations	3	—	—	44	—	44
Disposals	4	—	(104)	—	—	(104)
Items recognized through OCI:
Change in fair value		—	17	127	—	144
Foreign exchange	10	(10)	(1)	(11)	(1)	(23)
As at December 31, 2021		$278	$295	$649	$5	$1,227
Total property, plant and equipment, at fair value
As at December 31, 2020(2)		$28,418	$9,010	$7,012	$150	$44,590
As at December 31, 2021(2)		$31,791	$9,410	$8,038	$193	$49,432
(1)Includes biomass and cogeneration.
(2)Includes right-of-use assets not subject to revaluation of $69 million (2020: $74 million) in hydroelectric, $174 million (2020: $185 million) in wind, $186 million (2020: $152 million) in solar and $2 million (2020: $3 million) in other.

F - 54

During the year, Brookfield Renewable, together with its institutional partners, completed the acquisition of 189 MW operating hydroelectric assets in Colombia. The investments are accounted for as asset acquisitions as they do not constitute business combinations under IFRS 3, with $536 million of property, plant and equipment included in the consolidated statements of financial position at the acquisition date. Brookfield Renewable holds a 24% economic interest.
During the year, Brookfield Renewable, together with its institutional partners, completed the acquisition of two operating wind portfolios in China for a total capacity of 312 MW. The investments are accounted for as asset acquisitions as they do not constitute business combinations under IFRS 3, with $495 million of property, plant and equipment included in the consolidated statements of financial position at the acquisition date. Brookfield Renewable’s economic interest ranges from 14% to 25%.
During the year, Brookfield Renewable, together with its institutional partners, completed the acquisition of 12 MW operating solar asset in Europe. The investment is accounted for as an asset acquisition as it does not constitute a business combination under IFRS 3, with $94 million of property, plant and equipment was included in the consolidated statements of financial position at the acquisition date. Brookfield Renewable holds a 64% economic interest.
The fair value of Brookfield Renewable’s property, plant and equipment is calculated as described in Notes 1(g) – and 1(q)(i) – Critical estimates – Property, plant and equipment. Judgment is involved in determining the appropriate estimates and assumptions in the valuation of Brookfield Renewable’s property, plant and equipment. See Note 1(r)(iii) – Critical judgments in applying accounting policies – Property, plant and equipment. Brookfield Renewable has classified its property, plant and equipment under level 3 of the fair value hierarchy.
Discount rates, terminal capitalization rates and terminal years used in the valuation methodology are provided in the following table:

	North America		Colombia		Brazil		Europe
	2021	2020	2021	2020	2021	2020	2021	2020
Discount rate(1)
Contracted	4.1% - 4.3%	4.1% - 4.5%	7.9%	8.1%	7.2%	7.3%	3.9%	3.0% - 3.6%
Uncontracted	5.4% - 5.6%	5.6% - 6.0%	9.2%	9.4%	8.5%	8.6%	3.9%	3.6% - 4.7%
Terminal capitalization rate(2)	4.8% - 5.1%	5.8% - 6.2%	8.0%	8.9%	N/A	N/A	N/A	N/A
Terminal year(3)	2042	2041	2041	2040	2048	2048	2036	2035
(1)Discount rates are not adjusted for asset specific risks.
(2)The terminal capitalization rate applies only to hydroelectric assets in the United States, Canada and Colombia.
(3)For hydroelectric assets, terminal year refers to the valuation date of the terminal value.
The following table summarizes the impact of a change in discount rates, electricity prices and terminal capitalization rates on the fair value of property, plant and equipment:

	2021
(MILLIONS)	North America	Colombia	Brazil	Europe	Total
25 bps increase in discount rates	$(1,510)	$(240)	$(100)	$(60)	$(1,910)
25 bps decrease in discount rates	1,690	330	100	60	2,180
5% increase in future energy prices	1,100	410	80	—	1,590
5% decrease in future energy prices	(1,100)	(410)	(80)	—	(1,590)
25 bps increase in terminal capitalization rate	(390)	(70)	—	—	(460)
25 bps decrease in terminal capitalization rate	430	70	—	—	500

F - 55

	2020
(MILLIONS)	North America	Colombia	Brazil	Europe	Total
25 bps increase in discount rates	$(1,190)	$(230)	$(60)	$(80)	$(1,560)
25 bps decrease in discount rates	1,300	310	60	80	1,750
5% increase in future energy prices	1,020	430	80	10	1,540
5% decrease in future energy prices	(1,020)	(430)	(80)	(10)	(1,540)
25 bps increase in terminal capitalization rate	(280)	(60)	—	—	(340)
25 bps decrease in terminal capitalization rate	310	60	—	—	370
Terminal values are included in the valuation of hydroelectric assets in the United States, Canada and Colombia. For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset plus a one-time 30-year renewal term for the majority of the hydroelectric assets. The weighted-average remaining duration of the authorization or useful life of a concession asset at December 31, 2021, including a one-time 30-year renewal for applicable hydroelectric assets, is 31 years (2020: 32 years). Consequently, there is no terminal value attributed to the hydroelectric assets in Brazil at the end of the authorization term.
The following table summarizes the percentage of total generation contracted under power purchase agreements as at December 31, 2021:

	North America	Colombia	Brazil	Europe
1 - 5 years	69%	51%	85%	100%
6 - 10 years	57%	7%	81%	88%
Thereafter	31%	1%	61%	66%
The following table summarizes average power prices from long-term power purchase agreements that are linked specifically to the related power generating assets:

Per MWh(1)	North America	Colombia		Brazil		Europe
1 - 10 years	$82	COP	251,000	R$	306	€44
11 - 20 years	71		313,000	358		39
(1)Assumes nominal prices based on weighted-average generation.

The following table summarizes the estimates of future electricity prices:

Per MWh(1)	North America	Colombia		Brazil		Europe
1 - 10 years	$77	COP	290,000	R$	282	€34
11 - 20 years	114		439,000	345		39
(1)Assumes nominal prices based on weighted-average generation.
Brookfield Renewable’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth between 2025 and 2035. A further one year change would increase or decrease the fair value of property, plant and equipment by approximately $173 million (2020: $236 million).
Had Brookfield Renewable’s revalued property, plant and equipment been measured on a historical cost basis, the carrying amounts, net of accumulated depreciation would have been as follows at December 31:

F - 56

(MILLIONS)	2021	2020
Hydroelectric	$11,135	$11,330
Wind	7,719	6,625
Solar	6,467	5,583
Other(1)	155	175
	$25,476	$23,713
(1)Includes biomass and cogeneration.

13. INTANGIBLE ASSETS
The following table provides a reconciliation of intangible assets:

(MILLIONS)	Total
Balance, as at December 31, 2019	$241
Amortization(1)	(9)
Balance, as at December 31, 2020	232
Amortization(1)	(14)
Balance, as at December 31, 2021	$218
(1)Included in Other within the consolidated statements of income (loss).
Intangible assets relate to certain of our power generating facilities that operate under service concession arrangements in South America. We primarily benefit from a government promoted concession agreement and a long-term PPA with UTE - Administracion Nacional de Usinas y Transmisiones Electricas, the Republic of Uruguay’s state-owned electricity company. Under this PPA, we are required to deliver power at a fixed rate for the contract period, in all cases inflation adjusted.
Brookfield Renewable's service concession assets operate as authorizations that expire between 2033 and 2038. The remaining intangible assets are amortized straight-line over 17 to 20 years.
Under these arrangements, Brookfield Renewable recognized $33 million of revenue for the year ended December 31, 2021 (2020: $35 million and 2019: $36 million)

F - 57

14. BORROWINGS
Corporate Borrowings
The composition of corporate borrowings as at December 31 is presented in the following table:

	December 31, 2021				December 31, 2020
(MILLIONS EXCEPT AS NOTED)	Weighted-average Interest rate (%)	Term (years)	Carrying value	Estimated fair value	Weighted-average Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Credit facilities	N/A	5	$—	$—	N/A	4	$—	$—
Commercial paper	N/A	N/A	—	—	0.4	< 1	3	3
Medium Term Notes:
Series 4 (C$150)	5.8	15	118	154	5.8	16	118	160
Series 9 (C$400)	3.8	3	317	334	3.8	4	314	348
Series 10 (C$500)	3.6	5	396	421	3.6	6	392	441
Series 11 (C$475)	4.3	7	376	419	4.3	8	373	442
Series 12 (C$475)	3.4	8	376	399	3.4	9	373	420
Series 13 (C$300)	4.3	28	237	275	4.3	29	236	287
Series 14 (C$425)	3.3	29	336	332	3.3	30	334	347
	3.9	13	2,156	2,334	3.9	14	2,140	2,445
Total corporate borrowings			2,156	$2,334			2,143	$2,448
Add: Unamortized premiums(1)			3				3
Less: Unamortized financing fees(1)			(10)				(11)
Less: Current portion			—				(3)
			$2,149				$2,132
(1) Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.
The following table outlines the change in the unamortized financing fees of corporate borrowings for the year ended December 31:

(MILLIONS)	2021	2020
Corporate borrowings
Unamortized financing fees, beginning of year	$(11)	$(7)
Additional financing fees	—	(5)
Amortization of financing fees	1	1
Unamortized financing fees, end of year	$(10)	$(11)
Credit facilities
Brookfield Renewable had nil commercial paper outstanding as at December 31, 2021 (2020: $3 million).
In the first quarter of 2021, Brookfield Renewable extended the maturity of the corporate credit facilities by two years to June 2026 and increased the size by $225 million.
Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for debt service reserve accounts. See Note 28 – Commitments, contingencies and guarantees for letters of credit issued by subsidiaries.

F - 58

The following table summarizes the available portion of corporate credit facilities as at December 31:

(MILLIONS)	2021	2020
Authorized corporate credit facilities and related party credit facilities(1)	$2,375	$2,150
Draws on corporate credit facilities(1)(2)	(24)	—
Authorized letter of credit facility	400	400
Issued letters of credit	(289)	(300)
Available portion of corporate credit facilities	$2,462	$2,250
(1)Amounts are guaranteed by Brookfield Renewable.
(2)Relates to letter of credit issued on Brookfield Renewable’s corporate credit facilities of $1,975 million.
Medium term notes
Corporate borrowings are obligations of a finance subsidiary of Brookfield Renewable, Brookfield Renewable Partners ULC (“Finco”) (Note 31 – Subsidiary Public Issuers). Finco may redeem some or all of the borrowings from time to time, pursuant to the terms of the indenture. The balance is payable upon maturity, and interest on corporate borrowings is paid semi-annually. The term notes payable by Finco are unconditionally guaranteed by Brookfield Renewable, Brookfield Renewable Energy L.P. (“BRELP”) and certain other subsidiaries.
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
Effective January 1, 2022. Sterling Overnight Index Average (“SONIA”) replaced £ LIBOR, and Euro Short-term Rate (“€STR”) replaced € LIBOR. It is also currently expected that Secured Overnight Financing Rate (“SOFR”) will replace US$ LIBOR prior to June 30, 2023. As at December 31, 2021, none of Brookfield Renewable’s floating rate borrowings have been impacted by these reforms.

F - 59

The composition of non-recourse borrowings as at December 31 is presented in the following table:

	December 31, 2021				December 31, 2020
	Weighted-average				Weighted-average
(MILLIONS EXCEPT AS NOTED)	Weighted-average interest rate (%)	Term (years)(4)	Carrying value	Estimated fair value	Weighted-average interest rate (%)	Term (years)	Carrying value	Estimated fair value
Non-recourse borrowings(1)
Hydroelectric(2)	4.9	11	$8,541	$9,008	4.8	9	$6,989	$7,853
Wind	4.4	8	4,767	5,059	4.3	10	4,324	4,785
Solar	4.1	13	4,303	4,561	3.6	12	3,684	4,247
Energy transition	3.2	8	1,741	1,807	3.8	11	1,009	1,106
Total	4.5	10	19,352	$20,435	4.3	10	16,006	$17,991
Add: Unamortized premiums(3)			160				63
Less: Unamortized financing fees(3)			(132)				(122)
Less: Current portion			(1,818)				(1,026)
			$17,562				$14,921
(1)Includes $30 million (2020: $15 million) borrowed under a subscription facility of a Brookfield sponsored private fund.
(2)Includes $51 million (2020: nil) outstanding to an associate of Brookfield. Refer to Note 29 - Related party transactions for more details.
(3)Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.
(4)Excluding non-permanent financings, total weighted-average term is 11 years.
Future repayments of Brookfield Renewable’s non-recourse borrowings for each of the next five years and thereafter are as follows:

(MILLIONS)	2022	2023	2024	2025	2026	Thereafter	Total
Non-recourse borrowings
Hydroelectric	$750	$871	$769	$607	$843	$4,701	$8,541
Wind	422	804	290	296	561	2,394	4,767
Solar	537	439	215	192	320	2,600	4,303
Energy transition	109	511	118	47	43	913	1,741
	$1,818	$2,625	$1,392	$1,142	$1,767	$10,608	$19,352
The following table outlines the change in the unamortized financing fees of non-recourse borrowings for the year ended December 31:

(MILLIONS)	2021	2020
Non-recourse borrowings
Unamortized financing fees, beginning of year	$(122)	$(119)
Additional financing fees	(40)	(17)
Amortization of financing fees	21	9
Foreign exchange translation and other	9	5
Unamortized financing fees, end of year	$(132)	$(122)

F - 60

The following table outlines the change in the unamortized premiums of non-recourse borrowings for the year ended December 31:

(MILLIONS)	2021	2020
Non-recourse borrowings
Unamortized premiums, beginning of year	$63	$92
Additional premiums	103	4
Amortization of premiums	(13)	5
Foreign exchange translation and other	7	(38)
Unamortized premiums, end of year	$160	$63
In the first quarter of 2021, Brookfield Renewable completed a financing of COP 180 billion ($48 million). The debt, drawn in two tranches, bears interest at the applicable base rate plus an average margin of 1.09% and matures in March 2023.
In the first quarter of 2021, Brookfield Renewable completed a financing totaling $400 million associated with the acquisition of a distributed generation portfolio in the United States. The debt bears interest at the applicable interest rate plus 1% and matures in 2023.
In the first quarter of 2021, Brookfield Renewable completed a financing totaling $100 million associated with the acquisition of a distributed generation portfolio in the United States. The debt bears interest at the applicable interest rate plus 2% and matures in 2024.
In the second quarter of 2021, Brookfield Renewable completed a financing of R$1.5 billion ($300 million) associated with a solar development project in Brazil. The loan bears a variable interest at the applicable rate plus 5.2% and matures in 2045.
In the second quarter of 2021, Brookfield Renewable completed a financing of R$350 million ($70 million) associated with a solar development project in Brazil. The loan bears a variable interest at the applicable rate plus 1.59% and matures in 2022.
In the second quarter of 2021, Brookfield Renewable completed a financing of COP 600 billion ($159 million) in Colombia. The loan is comprised of a fixed rate bond bearing interest at 6.49% maturing in 2026, a variable rate bond bearing interest at the applicable rate plus 3.35% maturing in 2029, and a variable rate bond bearing interest at the applicable rate plus 4.45% maturing in 2041.
In the second quarter of 2021, Brookfield Renewable completed a financing of COP 85 billion ($23 million) in Colombia. The loan bears a variable interest at the applicable rate plus 2.69% and matures in 2031.
In the second quarter of 2021, Brookfield Renewable completed a financing of $164 million associated with a wind repowering project in the United States. The loan bears a variable interest at the applicable rate plus 1.125% maturing in 2022.
In the second quarter of 2021, Brookfield Renewable completed a financing of $263 million associated with a wind repowering project in the United States. The loan bears a variable interest at the applicable rate plus 1.75% maturing in 2025.
In the second quarter of 2021, Brookfield Renewable completed a refinancing of C$198 million ($159 million) associated with a solar portfolio in Canada. The loan bears a variable interest at the applicable rate plus 1.25% and matures in 2035.
In the third quarter of 2021, Brookfield Renewable completed a financing of C$25 million ($20 million) associated with a hydroelectric portfolio in Canada. The loan bears a fixed interest of 5.28% and matures in 2026.
In the third quarter of 2021, Brookfield Renewable completed a refinancing of €512 million ($593 million) associated with a solar portfolio in Europe. A portion of the debt bears an average fixed interest rate of 2.4% maturing between 2037 and 2038, and a variable portion that bears interest at the applicable rate plus 1.6% increasing by 0.20% every five years maturing in 2031.

F - 61

In the third quarter of 2021, Brookfield Renewable completed a financing of R$200 million ($37 million) associated with a hydroelectric portfolio in Brazil. The loan bears a variable interest at the applicable rate plus 2.33% and matures in 2027.
In the third quarter of 2021, Brookfield Renewable completed a corporate financing of COP 590 billion ($155 million) in Colombia. The loan bears a variable interest at the applicable rate plus 2.75% and matures in 2031.
In the third quarter of 2021, Brookfield Renewable entered into an agreement for a R$650 million ($120 million) guaranteed letter of credit facility associated with a solar development project in Brazil.
In the third quarter of 2021, Brookfield Renewable entered into a financing of CNY 361 million ($56 million) related to a wind facility in China. The loan bears a fixed interest rate of 4.9% and maturing in 2036.
In the fourth quarter of 2021, Brookfield Renewable entered into a financing of CNY 200 million ($31 million) related to a wind facility in China. The loan bears a fixed interest rate of 4.9% and maturing in 2038.
In the fourth quarter of 2021, Brookfield Renewable completed a financing of CNY 862 million ($134 million) associated with our investment in a wind portfolio in China. The loan bears a fixed interest at 4.9% and matures in 2036.
In the fourth quarter of 2021, Brookfield Renewable completed a financing of COP 740 billion ($185 million) associated with our investment in a hydro portfolio in Colombia. The loan bears a variable interest at the applicable rate plus 2.5% and 2.8%, maturing in 2028 and 2031, respectively.
In the fourth quarter of 2021, Brookfield Renewable completed a refinancing of £245 million ($332 million) associated with our investment in a pump storage facility in Europe. The loan drawn in two tranches bears a variable interest at the applicable rate plus 2.50% increasing to 2.75% after five years matures in 2028.
In the fourth quarter of 2021, Brookfield Renewable completed a refinancing of €395 million ($457 million) associated with our investment in a solar portfolio in Europe. The loan drawn in two tranches bears a variable interest at the applicable rate plus 1.55% increasing to 1.75% after five years maturing between 2031 and 2035, respectively.
In the fourth quarter of 2021, Brookfield Renewable completed a financing of €66 million ($76 million) associated with our investment in a solar facility in Europe.The loan bears a variable interest at the applicable rate plus 0.85% increasing by an average of 0.45% every three months and matures in 2022.
In the fourth quarter of 2021, Brookfield Renewable completed a refinancing of C$25 million ($20 million) associated with our investment in a wind facility in Canada. The loan bears a fixed interest rate of 3.54% maturing 2030.
In the fourth quarter of 2021, Brookfield Renewable completed a financing totaling C$1,140 million ($900 million) associated with our investment in a hydro facility in Canada. The debt bears interest at an average fixed rate of 4.1% and matures in 2061.
In the fourth quarter of 2021, Brookfield Renewable agreed to amend the $29 million revolving credit facility associated with our investment in a pump storage facility in the United States to extend its maturity to October 2023.
In the fourth quarter of 2021, Brookfield Renewable completed a financing totaling $200 million associated with our investment in a distributed generation portfolio in the United States. The debt bears interest at the applicable interest rate plus 1.875% and matures in 2024.
In the fourth quarter of 2021, Brookfield Renewable completed a financing totaling $18 million associated with our investment in a distributed generation portfolio in the United States. The debt bears interest at the applicable interest rate plus 6.5% and matures in 2031.
In the fourth quarter of 2021, Brookfield Renewable completed a financing of R$400 million ($74 million) associated with a mixed technology portfolio in Brazil associated with our Brazilian business. The loan bears a variable interest at the applicable rate plus 1.3% and matures in 2028.

F - 62

In the fourth quarter of 2021, Brookfield Renewable completed a financing of R$250 million ($46 million) associated with our investment in a solar facility in Brazil. The loan bears a variable interest at the applicable rate plus 1.7% and matures in 2023.
In the fourth quarter of 2021, Brookfield Renewable completed a financing totaling INR13,800 million ($186 million) associated with our investment in a solar portfolio in India. A portion of the loan bears a fixed interest rate of 7.55% increasing to 8.25% after 3 years maturing in 2038 and the variable portion bears interest at the applicable rate plus 8.55% decreasing to 8.25% after June 2022 maturing in 2038.
During the year, Brookfield Renewable increased its revolving credit facility associated with the United States business by $350 million to a total of $500 million.
Supplemental Information
The following table outlines changes in Brookfield Renewable’s borrowings for the year ended December 31:

(MILLIONS)	January 1	Net cash flows from financing activities(1)	Non-cash
			Acquisition	Disposal	Other(2)(3)	December 31
2021
Corporate borrowings	$2,135	(3)	—	—	17	$2,149
Non-recourse borrowings	$15,947	3,177	869	(646)	33	$19,380
2020
Corporate borrowings	$2,100	(30)	—	—	65	$2,135
Non-recourse borrowings(4)	$15,200	(155)	475	—	427	$15,947
(1)Excludes $51 million (2020: $(20) million) of net cash flow from financing activities related to tax equity recorded on the consolidated statements of cash flows.
(2)Includes foreign exchange and amortization of unamortized premium and financing fees.
(3)Includes $358 million (2020: $20 million) of non-recourse borrowings acquired through asset acquisitions.
(4)Other includes a $247 million adjustment related to the buyout of the lease on a 192 MW hydroelectric facility in Louisiana.
15. NON-CONTROLLING INTERESTS
Brookfield Renewable’s non-controlling interests are comprised of the following as at December 31:

(MILLIONS)	2021	2020
Participating non-controlling interests – in operating subsidiaries	$12,303	$11,100
General partnership interest in a holding subsidiary held by Brookfield	59	56
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	2,894	2,721
BEPC exchangeable shares	2,562	2,408
Preferred equity	613	609
Perpetual subordinated notes	592	—
	$19,023	$16,894

F - 63

Participating non-controlling interests – in operating subsidiaries
The net change in participating non-controlling interests – in operating subsidiaries is as follows:

(MILLIONS)	Brookfield Americas Infrastructure Fund	Brookfield Infrastructure Fund II	Brookfield Infrastructure Fund III	Brookfield Infrastructure Fund IV	Canadian Hydroelectric Portfolio	The Catalyst Group	Isagen institutional investors	Isagen public non-controlling interests	TerraForm Power public non-controlling interests	Other	Total
As at December 31, 2018	$900	$1,929	$3,496	$—	$276	$124	$2,212	$15	$1,002	$335	$10,289
Net income(loss)	—	(13)	6	6	19	17	154	1	(79)	2	113
Other comprehensive income (loss)	46	134	427	(3)	61	(41)	266	2	112	—	1,004
Capital contributions	—	—	2	159	268	—	—	(2)	244	3	674
Disposals	—	(87)	—	—	—	—	—	—	—	(85)	(172)
Distributions(1)	(24)	(120)	(332)	—	(1)	(11)	(259)	(1)	(66)	(30)	(844)
Other	—	8	20	1	(5)	—	2	(2)	(5)	3	22
As at December 31, 2019	922	1,851	3,619	163	618	89	2,375	13	1,208	228	11,086
Net income (loss)	(13)	(21)	(52)	15	35	16	130	—	(31)	101	180
Other comprehensive income (loss)	100	196	413	—	11	27	325	2	2	36	1,112
Capital contributions	—	9	23	246	—	—	—	—	—	242	520
Return of capital	—	(3)	(109)	—	(35)	—	—	—	—	—	(147)
Disposals	—	—	—	—	—	—	—	—	—	(15)	(15)
Distributions(1)	(8)	(38)	(204)	(13)	(1)	(34)	(180)	—	(35)	(38)	(551)
Special distribution/TerraForm Power acquisition	—	—	—	—	—	—	—	—	(1,101)	—	(1,101)
Other	1	—	(67)	(1)	(1)	(1)	1	(1)	(43)	128	16
As at December 31, 2020	1,002	1,994	3,623	410	627	97	2,651	14	—	682	11,100
Net income (loss)	5	43	(16)	38	4	16	113	1	—	5	209
Other comprehensive income (loss)	(122)	445	196	150	163	28	(107)	—	—	86	839
Capital contributions	—	6	10	924	—	—	—	—	—	181	1,121
Disposals	(181)	(214)	—	—	—	—	—	—	—	—	(395)
Distributions(1)	(18)	(32)	(350)	(114)	(25)	(8)	(215)	(1)	—	(47)	(810)
Other	(1)	11	155	2	205	(1)	—	(1)	—	(131)	239
As at December 31, 2021	$685	$2,253	$3,618	$1,410	$974	$132	$2,442	$13	$—	$776	$12,303
Interests held by third parties	75%-78%	43%-60	23%-71%	75%	50%	25%	53%	0.3%	—%	0.3%-50%
(1)Distributions paid during the year ended December 31, 2021, totaled $810 million (2020: $551 million and 2019: $844 million)

F - 64

The following tables summarize certain financial information of operating subsidiaries that have non-controlling interests that are material to Brookfield Renewable:

(MILLIONS)	Brookfield Americas Infrastructure Fund	Brookfield Infrastructure Fund II	Brookfield Infrastructure Fund III(1)	Brookfield Infrastructure Fund IV	Canadian Hydroelectric Portfolio	The Catalyst Group	Isagen (2)	TerraForm Power	Other	Total
Interests held by third parties	75%-78%	43%-60%	69%-71%	75%	50%	25%	76%	36%	0.3%-74%
Place of business	United States, Brazil	United States, Brazil, Europe	United States, Brazil, Europe, India, China	United States , Brazil, India, China	Canada	United States	Colombia	North America, South America, Europe	United States, Brazil, Canada, Colombia
Year ended December 31, 2019:
Revenue	$155	$451	$255	$39	$96	$145	$971	$991	$29	$3,132
Net income	2	(20)	10	9	42	67	293	(207)	6	202
Total comprehensive income (loss)	61	294	359	4	138	(99)	1,007	90	17	1,871
Net income allocated to non-controlling interests	—	(13)	8	6	19	17	220	(149)	5	113
Year ended December 31, 2020:
Revenue	$137	$346	$189	$85	$123	$141	$874	$1,161	$20	$3,076
Net income (loss)	(15)	(34)	(2)	20	73	65	247	(360)	173	167
Total comprehensive income (loss)	109	345	160	19	108	173	866	238	176	2,194
Net income (loss) allocated to non-controlling interests	(13)	(21)	(4)	15	38	16	187	(158)	120	180
As at December 31, 2020:
Property, plant and equipment, at fair value	$1,785	$5,314	$2,609	$724	$1,877	$1,037	$8,150	$11,606	$276	$33,378
Total assets	1,833	5,562	3,101	1,129	3,579	1,045	9,130	12,767	440	38,586
Total borrowings	483	1,629	832	427	1,672	549	1,822	6,890	94	14,398
Total liabilities	550	1,950	926	581	2,067	557	4,131	9,365	127	20,254
Carrying value of non-controlling interests	1,002	1,994	1,545	410	675	97	3,794	1,434	149	11,100
Year ended December 31, 2021:
Revenue	$137	$302	$195	$316	$81	$136	$929	$1,239	$19	$3,354
Net income (loss)	7	64	1	50	10	62	214	(245)	66	229
Total comprehensive income (loss)	(161)	895	348	252	329	173	11	(243)	187	1,791
Net income allocated to non-controlling interests	5	43	2	38	4	16	162	(109)	48	209
As at December 31, 2021:
Property, plant and equipment, at fair value	$1,053	$5,578	$2,861	$4,440	$2,417	$1,129	$8,497	$10,867	$321	$37,163
Total assets	1,087	5,673	3,510	5,460	2,741	1,140	9,498	11,939	374	41,422
Total borrowings	179	1,331	1,048	2,768	516	507	2,224	6,902	93	15,568
Total liabilities	205	1,552	1,180	3,356	576	511	4,896	8,916	151	21,343
Carrying value of non-controlling interests	685	2,253	1,658	1,410	1,029	132	3,493	1,344	299	12,303
(1)Excludes information relating to Isagen and TerraForm Power which are presented separately.
(2)The total third party ownership interest in Isagen as of December 31, 2021 was 75.9% and comprised of Brookfield Infrastructure Fund III: 23.0%, Isagen Institutional investors 52.6% and other non-controlling interests: 0.3%.

F - 65

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
Consolidated equity includes Redeemable/Exchangeable partnership units, BEPC exchangeable shares and the GP interest. The Redeemable/Exchangeable partnership units and the GP interest are held 100% by Brookfield and the BEPC exchangeable shares are held 26.0% by Brookfield with the remainder held by public shareholders. The Redeemable/Exchangeable partnership units and BEPC exchangeable shares provide the holder, at its discretion, with the right to redeem these units or shares, respectively, for cash consideration. Since this redemption right is subject to Brookfield Renewable’s right, at its sole discretion, to satisfy the redemption request with LP units of Brookfield Renewable on a one-for-one basis, the Redeemable/Exchangeable partnership units and BEPC exchangeable shares are classified as equity in accordance with IAS 32, Financial Instruments: Presentation.
The Redeemable/Exchangeable partnership units, BEPC exchangeable shares and the GP interest are presented as non-controlling interests since they relate to equity in a subsidiary that is not attributable, directly or indirectly, to Brookfield Renewable. During the year ended December 31, 2021, exchangeable shareholders of BEPC exchanged 16,071 (December 31, 2020: 136,517) BEPC exchangeable for an equivalent number of LP units at a total cost of $1 million (December 31, 2020: $2 million). No Redeemable/Exchangeable partnership units have been redeemed.
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
As at December 31, 2021, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and units of GP interest outstanding were 194,487,939 units (December 31, 2020: 194,487,939 units), 172,203,342 shares (December 31, 2020: 172,180,417 shares), and 3,977,260 units (December 31, 2020: 3,977,260 units), respectively.
In December 2021, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units and outstanding BEPC exchangeable shares. Brookfield Renewable is authorized to repurchase up to 13,750,520 LP units and 8,610,184 BEPC exchangeable shares, representing 5% of each of its issued and outstanding LP units and BEPC exchangeable shares. The bids will expire on December 15, 2022, or earlier should Brookfield Renewable complete its repurchases prior to such date. There were no LP units or BEPC exchangeable shares repurchased during the years ended December 31, 2021 and 2020.
The composition of the distributions are presented in the following table:

(MILLIONS)	2021	2020	2019
General partnership interest in a holding subsidiary held by Brookfield	$5	$5	$5
Incentive distribution	80	65	50
	85	70	55
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	237	250	268
BEPC exchangeable shares held by
Brookfield	53	42	—
External shareholders	156	74	—
Total BEPC exchangeable shares	209	116	—
	$531	$436	$323

F - 66

The following table summarizes certain financial information regarding General partnership interest in a holding subsidiary held by Brookfield, Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield and Class A exchangeable shares of Brookfield Renewable Corporation held by public shareholders and Brookfield:

(MILLIONS)	2021	2020	2019
For the year ended December 31:
Revenue	$4,096	$3,810	$3,971
Net income	(66)	(45)	80
Comprehensive income	2,700	2,229	2,025
Net income (loss) allocated to(1):
General partnership interest in a holding subsidiary held by Brookfield	77	62	50
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	(135)	(133)	(65)
BEPC exchangeable shares	(119)	(49)	—
As at December 31:
Property, plant and equipment, at fair value	$49,432	$44,590
Total assets	55,867	49,722
Total borrowings	21,529	18,082
Total liabilities	31,871	27,955
Carrying value of (2):
General partnership interest in a holding subsidiary held by Brookfield	59	56
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	2,894	2,721
(1)Allocated based on weighted-average GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units of 4.0 million, 194.5 million, 172.2 million and 274.9 million, respectively (2020: 4.0 million, 194.5 million, 139.9 million and 271.1 million, respectively and 2019: 4.0 million, 194.5 million, nil and 268.3 million, respectively).
(2)Allocated based on outstanding GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units of 4.0 million, 194.5 million, 172.2 million and 275.1 million, respectively (2020: 4.0 million, 194.5 million, 172.2 million and 274.8 million, respectively).
Preferred equity
Brookfield Renewable’s preferred equity as at December 31 consists of Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) as follows:

	Shares outstanding	Cumulative dividend rate (%)	Earliest permitted redemption date	Dividends declared for the year ended December 31		Carrying value as at
(MILLIONS, EXCEPT AS NOTED)				2021	2020	December 31, 2021	December 31, 2020
Series 1 (C$136)	6.85	3.1	April 2025	$4	$3	$135	$134
Series 2 (C$113)(1)	3.11	2.8	April 2025	2	3	62	62
Series 3 (C$249)	9.96	4.4	July 2024	9	8	197	195
Series 5 (C$103)	4.11	5.0	April 2018	4	4	81	81
Series 6 (C$175)	7.00	5.0	July 2018	7	7	138	137
	31.03			$26	$25	$613	$609
(1)Dividend rate represents annualized distribution based on the most recent quarterly floating rate.
Distributions paid during the year ended December 31, 2021, totaled $26 million (2020: $25 million and 2019: $26 million).

F - 67

The Class A Preference Shares do not have a fixed maturity date and are not redeemable at the option of the holders. As at December 31, 2021, none of the issued Class A, Series 5 and 6 Preference Shares have been redeemed by BRP Equity.
Class A Preference Shares – Normal Course Issuer Bid
In July 2021, the Toronto Stock Exchange accepted notice of BRP Equity's intention to renew the normal course issuer in connection with its outstanding Class A Preference Shares for another year to July 8, 2022, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, it is permitted to repurchase up to 10% of the total public float for each respective series of the Class A Preference Shares. Shareholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. There were no repurchases of Class A Preference Shares during 2021 in connection with the normal course issuer bid.
Perpetual subordinated notes
In April 2021, Brookfield BRP Holdings (Canada) Inc., a wholly-owned subsidiary of Brookfield Renewable, issued $350 million of perpetual subordinated notes at a fixed rate of 4.625%.
In December 2021, Brookfield BRP Holdings (Canada) Inc., a wholly-owned subsidiary of Brookfield Renewable, issued $260 million of perpetual subordinated notes at a fixed rate of 4.875%.
The perpetual subordinated notes do not have a maturity date and are repaid in an Event of Default. The perpetual subordinated notes also provide Brookfield Renewable, at its discretion, the right to defer the interest (in whole or in part) until liquidation of assets due to an Event of Default. The perpetual subordinated notes are classified as a separate class of non-controlling interest on Brookfield Renewable's consolidated statements of financial position as per IAS 32, Financial Instruments: Presentation. The interest expense on the perpetual subordinated notes during the year ended December 31, 2021 of $12 million (2020: nil and 2019: nil) are presented as distributions in the consolidated statements of changes in equity. The carrying value of the perpetual subordinated notes, net of transaction cost, is $592 million (2020: nil) as at December 31, 2021.
Distributions paid during the year ended December 31, 2021, totaled $9 million (2020: nil and 2019: nil).
16. PREFERRED LIMITED PARTNERS’ EQUITY
Brookfield Renewable’s preferred limited partners’ equity comprises of Class A Preferred units as follows:

(MILLIONS, EXCEPT AS NOTED)	Shares outstanding	Cumulative distribution rate (%)	Earliest permitted redemption date	Distributions declared for the year ended December 31		Carrying value as at
				2021	2020	December 31, 2021	December 31, 2020
Series 5 (C$72)	2.89	5.59	April 2018	$3	$3	$49	$49
Series 7 (C$175)	7.00	5.50	January 2026	8	7	128	128
Series 9 (C$200)	—	5.75	July 2021	5	9	—	147
Series 11 (C$250)	10.00	5.00	April 2022	10	9	187	187
Series 13 (C$250)	10.00	5.00	April 2023	10	9	196	196
Series 15 (C$175)	7.00	5.75	April 2024	8	8	126	126
Series 17 ($200)	8.00	5.25	March 2025	11	9	195	195
	44.89			$55	$54	$881	$1,028
As at December 31, 2021, none of the Class A, Series 5 Preferred Limited Partnership Units have been redeemed.
In the third quarter of 2021, Brookfield Renewable redeemed all of the outstanding units of Series 9 Preferred Limited Partnership units for C$200 million or C$25 per Preferred Limited Partnership Unit.
Subsequent to year-end, Brookfield Renewable redeemed all of the outstanding units of Series 5 Preferred Limited Partnership units for C$73 million or C$25.25 per Preferred Limited Partnership Unit.
Distributions paid during the year ended December 31, 2021, totaled $55 million (2020: $52 million and 2019: $43 million).

F - 68

Class A Preferred LP Units - Normal Course Issuer Bid
In July 2021, the Toronto Stock Exchange accepted notice of Brookfield Renewable's intention to renew the normal course issuer bid in connection with the outstanding Class A Preferred Limited Partnership Units for another year to July 8, 2022, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of its Class A Preference Units. Unitholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. No shares were repurchased during 2021.
17. LIMITED PARTNERS’ EQUITY
Limited partners’ equity
As at December 31, 2021, 275,084,265 LP units were outstanding (2020: 274,837,890 LP units) including 68,749,416 LP units (2020: 68,749,416 LP units) held by Brookfield. Brookfield owns all general partnership interests in Brookfield Renewable representing a 0.01% interest.f the proceeds from the offering of LP units.
During the year ended December 31, 2021, 230,304 LP units (2020: 182,966 LP units) were issued under the distribution reinvestment plan at a total value of $9 million (2020: $6 million).
During the year ended December 31, 2021, exchangeable shareholders of BEPC exchanged 16,071 BEPC exchangeable shares (2020: 136,517 shares) for an equivalent number of LP units at a total value of less than $1 million (2020: $2 million).
As at December 31, 2021, Brookfield Asset Management’s direct and indirect interest of 308,051,190 LP units, Redeemable/Exchangeable partnership units and BEPC exchangeable shares represents approximately 48.0% of Brookfield Renewable on a fully-exchanged basis and the remaining approximate 52.0% is held by public investors.
On an unexchanged basis, Brookfield holds a 25% direct limited partnership interest in Brookfield Renewable, a 41% direct interest in BRELP through the ownership of Redeemable/Exchangeable partnership units, a direct 1% GP interest in BRELP and a 26% direct interest in the BEPC exchangeable shares of BEPC as at December 31, 2021.
In December 2021, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units. Brookfield Renewable is authorized to repurchase up to 13,750,520 LP units, representing 5% of its issued and outstanding LP units. The bids will expire on December 15, 2022, or earlier should Brookfield Renewable complete its repurchases prior to such date. There were no LP units repurchased during the year ended December 31, 2021 and December 31, 2020.
Distributions
The composition of the distributions are presented in the following table:

(MILLIONS)	2021	2020
Brookfield	$84	$98
External LP unitholders	251	251
	$335	$349
In February 2022, distributions to unitholders were increased to $1.28 per LP unit on an annualized basis, an increase of $0.06 per LP unit, which will take effect on the distribution payable in March 2022.
Distributions paid during the year ended December 31, 2021, totaled $325 million (2020: $349 million and 2019: $363 million).

F - 69

18. GOODWILL
The following table provides a reconciliation of goodwill:

(MILLIONS)	Notes	Total
Balance, as at December 31, 2019		$949
Acquired through acquisition	3	41
Foreign exchange		(20)
Balance, as at December 31, 2020		970
Acquired through acquisition	3	117
Foreign exchange		(121)
Balance, as at December 31, 2021		$966

As at December 31, 2021, there was $676 million of goodwill related to the hydroelectric segment was created as a result of recording the deferred tax liabilities assumed in the purchase price allocations of business combinations. The deferred tax liabilities are measured in accordance with IAS 12 in the purchase price allocations rather than at fair value. As a result, the goodwill recorded does not represent ‘core’ goodwill, but rather goodwill created as a result of accounting concepts or ‘non-core’ goodwill. In order to avoid an immediate impairment of this ‘non-core’ goodwill, Brookfield Renewable removed from the carrying value any ‘non-core’ goodwill supported by the existence, as of the impairment testing date, of the original deferred tax liability that created the goodwill.
As at December 31, 2021, Brookfield Renewable performed an impairment test at the level that goodwill is monitored by management. Brookfield Renewable did not identify any impairments of goodwill. In performing this impairment test, management removed the ‘non-core’ goodwill that continued to be supported by the existence of the original deferred tax liability that gave rise to the goodwill from the carrying value of the applicable assets. The remaining goodwill is not significant to the total balance, and was allocated to relating to the wind and solar assets in Spain ($67 million and $106 million, respectively) and a 360 MW of operating and development distributed generation portfolio in the United States within the energy transition segment ($117 million).
19. CAPITAL MANAGEMENT
Brookfield Renewable’s primary capital management objectives are to ensure the sustainability of its capital to support continuing operations, meet its financial obligations, allow for growth opportunities and provide stable distributions to its LP unitholders. Brookfield Renewable’s capital is monitored through the debt-to-total capitalization ratio on a corporate and consolidated basis. As at December 31, 2021 these ratios were 8% and 33%, respectively (2020: 6% and 27%, respectively).
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

F - 70

Brookfield Renewable’s strategy during 2021, which was unchanged from 2020, was to maintain the measures set out in the following schedule as at December 31:

	Corporate		Consolidated
(MILLIONS)	2021	2020	2021	2020
Commercial paper(1)	$—	$3	$—	$3
Debt
Medium term notes(2)	2,156	2,140	2,156	2,140
Non-recourse borrowings(3)	—	—	19,352	16,006
	2,156	2,140	21,508	18,146
Deferred income tax liabilities, net(4)	—	—	6,018	5,310
Equity
Non-controlling interest	—	—	12,303	11,100
Preferred equity	613	609	613	609
Perpetual subordinated notes	592	—	592	—
Preferred limited partners’ equity(5)	881	1,028	881	1,028
Unitholders’ equity	9,607	9,030	9,607	9,030
Total capitalization	$13,849	$12,807	$51,522	$45,223
Debt-to-total capitalization	16%	17%	42%	40%
Debt-to-total capitalization (market value)(6)	8%	6%	33%	27%
(1)Draws on corporate credit facilities and commercial paper issuances are excluded from the debt-to-total capitalization ratios as they are not a permanent source of capital.
(2)Medium term notes are unsecured and guaranteed by Brookfield Renewable and excludes $7 million (2020: $8 million) of deferred financing fees, net of unamortized premiums.
(3)Consolidated non-recourse borrowings include $30 million (2020: $15 million) borrowed under a subscription facility of a Brookfield sponsored private fund and excludes $132 million (2020: $122 million) of deferred financing fees and $160 million (2020: $63 million) of unamortized premiums.
(4)Deferred income tax liabilities less deferred income tax assets.
(5)Subsequent to year-end, on January 31, 2021, Brookfield Renewable completed the redemption of C$72 million of Series 5 Preferred Units.
(6)Based on market values of Preferred equity, Perpetual subordinated notes, Preferred limited partners’ equity and Unitholders’ equity.

F - 71

20. EQUITY-ACCOUNTED INVESTMENTS
The following table outlines the changes in Brookfield Renewable’s equity-accounted investments:

(MILLIONS)	2021	2020	2019
Balance, beginning of year	$971	$937	$684
Investment	57	42	144
Return of capital	(8)	(19)	—
Share of net income	22	27	29
Share of other comprehensive income	148	29	81
Dividends received	(78)	(56)	(16)
Foreign exchange translation and other	(5)	11	15
Balance, end of year	$1,107	$971	$937
21. CASH AND CASH EQUIVALENTS
Brookfield Renewable’s cash and cash equivalents as at December 31 are as follows:

(MILLIONS)	2021	2020
Cash	$759	$422
Short-term deposits	5	9
	$764	$431

22. RESTRICTED CASH
Brookfield Renewable’s restricted cash as at December 31 is as follows:

(MILLIONS)	Note	2021	2020
Operations		$167	$129
Credit obligations		95	119
Capital expenditures and development projects		50	35
Total		312	283
Less: non-current	24	(51)	(75)
Current		$261	$208

23. TRADE RECEIVABLES AND OTHER CURRENT ASSETS
Brookfield Renewable’s trade receivables and other current assets as at December 31 are as follows:

(MILLIONS)	2021	2020
Trade receivables	$629	$614
Collateral deposits(1)	434	1
Prepaids and others	354	64
Inventory	31	26
Income tax receivables	39	15
Other short-term receivables	139	162
Current portion of contract asset	57	46
	$1,683	$928
(1)Collateral deposits are related to energy derivative contracts that Brookfield Renewable enters into in order to mitigate the exposure to wholesale market electricity prices on the future sale of uncontracted generation, as part of Brookfield Renewable's risk management strategy.

F - 72

As at December 31, 2021, 82% (2020: 84%) of trade receivables were current. Brookfield Renewable does not expect issues with collectability of these amounts. Accordingly, as at December 31, 2021 and 2020 an allowance for doubtful accounts for trade receivables was not deemed necessary. Trade receivables are generally on 30-day terms and credit limits are assigned and monitored for all counterparties. In determining the recoverability of trade receivables, management performs a risk analysis considering the type and age of the outstanding receivables and the credit worthiness of the counterparties. Management also reviews trade receivable balances on an ongoing basis.
24. OTHER LONG-TERM ASSETS
Brookfield Renewable’s other long-term assets as at December 31 are as follows:

(MILLIONS)	Note	2021	2020
Contract asset		$388	$409
Long-term receivables		216	108
Due from related parties	29	142	6
Restricted cash	22	51	75
Other		27	7
		$824	$605
At December 31, 2021 and 2020, restricted cash was held primarily to satisfy operations and maintenance reserve requirements, lease payments and credit agreements.
Contract assets are the result of contract amendments made to Brookfield Renewable’s long-term power purchase agreements with Brookfield associated with generating assets in Ontario held by Great Lakes Power Limited and Mississagi Power Trust. The net impact of these changes were offset by changes to Brookfield Renewable’s long-term energy revenue agreement with Brookfield associated with several entities owned by Brookfield Renewable in the United States, however the changes resulted in a difference in timing of cash flows. As a result, the amendments were accounted for in reflection of their substance, with the recognition of contract asset and liability balances and net financing charges to be recognized over the remainder of the term of the agreements. There are no material provisions for expected credit losses on contract assets. See Note 29 – Related party transactions, for additional details regarding Brookfield Renewable’s revenue agreements with Brookfield.
25. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Brookfield Renewable’s accounts payable and accrued liabilities as at December 31 are as follows:

(MILLIONS)	2021	2020
Operating accrued liabilities	$312	$270
Accounts payable	208	127
Interest payable on borrowings	116	106
LP Unitholders distributions, preferred limited partnership unit distributions, preferred dividends payable , perpetual subordinate notes distributions and exchange shares dividends(1)	54	46
Current portion of lease liabilities	30	33
Other	59	43
	$779	$625
(1)Includes amounts payable only to external LP unitholders and BEPC exchangeable shareholders. Amounts payable to Brookfield are included in due to related parties.

F - 73

26. PROVISIONS
The following table presents the change in the decommissioning liabilities for Brookfield Renewable:

(MILLIONS)	2021	2020
Balance, beginning of the year	$645	$504
Acquisitions through business combinations	99	23
Disposal	(12)	—
Accretion	13	17
Changes in estimates	(69)	94
Foreign exchange	(8)	7
Balance, end of the year	$668	$645
Brookfield Renewable has recorded decommissioning retirement obligations associated with certain power generating assets. The decommissioning retirement obligation has been established for hydroelectric, wind and solar operation sites that are substantially expected to be restored between the years 2031 to 2055. The estimated cost of decommissioning activities is based on a third-party assessment.
For details on other legal provisions, please refer to Note 28 – Commitments, contingencies and guarantees.
27. OTHER LONG-TERM LIABILITIES
Brookfield Renewable’s other long-term liabilities as at December 31 are comprised of the following:

(MILLIONS)	2021	2020
Contract liabilities	$635	$602
Lease liabilities	434	405
Regulatory liabilities(1)	130	3
Pension obligations	77	98
Concession payment liability	10	11
Due to related parties	34	11
Other	120	116
	$1,440	$1,246
(1)Regulatory liabilities are related to the regulated pricing mechanism at certain of Brookfield Renewable’s Spanish assets.
Contract liabilities are the result of the amendment to the energy revenue agreement between Brookfield and several entities owned by Brookfield Renewable in the United States. See Note 24 – Other long-term assets, for additional details regarding Brookfield Renewable’s contract balances. See Note 29 – Related party transactions, for additional details regarding Brookfield Renewable’s revenue agreements with Brookfield.
28. COMMITMENTS, CONTINGENCIES AND GUARANTEES
Commitments
In the course of its operations, Brookfield Renewable and its subsidiaries have entered into agreements for the use of water, land and dams. Payment under those agreements varies with the amount of power generated. The various agreements can be renewed and are extendable up to 2089.
In the normal course of business, Brookfield Renewable will enter into capital expenditure commitments which primarily relate to contracted project costs for various growth initiatives. As at December 31, 2021, Brookfield Renewable had $699 million (2020: $574 million) of capital expenditure commitments outstanding, of which $669 million (2020: $405 million) is payable in less than one year, $30 million (2020: $159 million) in two to five years, and nil (2020: $10 million) thereafter.
Brookfield Renewable, together with institutional partners, agreed to invest approximately R$54 million ($10 million) to acquire a 270 MW development wind portfolio in Brazil. The transaction is expected to close in the

F - 74

first quarter of 2022, subject to customary closing conditions, with Brookfield Renewable expected to hold a 25% interest.
Brookfield Renewable, together with institutional partners, agreed to invest COP 153 billion ($41 million) to acquire a 38 MW portfolio of solar development projects in Colombia. The transaction is expected to close in the second quarter of 2022, subject to customary closing conditions, with Brookfield Renewable expected to hold a 24% interest.
Brookfield Renewable, together with institutional partners, agreed to acquire a portfolio of solar development projects in the United States for a total installed capacity of approximately 473 MW, for a total investment of $135 million (approximately $35 million to Brookfield Renewable). The transaction is expected to close in first quarter of 2022 and remain subject to customary closing conditions, with Brookfield Renewable expected to hold a 25% interest.
Brookfield Renewable, together with institutional partners, signed an agreement to acquire 83% interest in a 437 MW distributed generation portfolio of high quality operating and development assets in Chile, for a total investment of $31 million (approximately $8 million to Brookfield Renewable). The transaction is expected to close in first quarter of 2022 and remain subject to customary closing conditions, with Brookfield Renewable expected to hold a 25% interest.
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
On December 22, 2020, Brookfield Renewable’s subsidiary, TerraForm Power, received an adverse summary judgment ruling in connection with litigation relating to a historical contractual dispute. This litigation predated the 2017 acquisition of an initial 51% interest in TerraForm Power by Brookfield Renewable and its institutional partners and related to an allegation that TerraForm Power was obligated to make earn-out payments in connection with the acquisition of certain development assets by TerraForm Power’s former parent company from a third party. The court’s ruling in favor of the plaintiffs awarded approximately $231 million plus 9% annual non-compounding interest that has accrued at the New York State statutory rate since May 2016. During the year, TerraForm Power reached a final settlement with the plaintiffs. The settlement amount paid by TerraForm Power was approximately $50 million less than the amount of the court’s ruling, inclusive of accrued interest. A partially-owned subsidiary of Brookfield Renewable that holds shares in TerraForm Power was contractually entitled to be issued additional TerraForm Power shares as compensation for the cost of the litigation. This issuance took place during the year and resulted in the immaterial dilution of Brookfield Renewable’s interest in TerraForm Power. During the year, TerraForm Power initiated legal proceedings to seek to recover the settlement amount and its costs incurred in connection with its defense of the underlying dispute.
Brookfield Renewable, on behalf of Brookfield Renewable’s subsidiaries, and the subsidiaries themselves have provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance. The activity on the issued letters of credit by Brookfield Renewable can be found in Note 14 – Borrowings.
Brookfield Renewable, along with institutional investors, has provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it

F - 75

relates to interests in the Brookfield Americas Infrastructure Fund, the Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV, and Brookfield Global Transition Fund. Brookfield Renewable’s subsidiaries have similarly provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance.
Letters of credit issued by Brookfield Renewable along with institutional investors and its subsidiaries were as at the following dates:

(MILLIONS)	2021	2020
Brookfield Renewable along with institutional investors	$98	$46
Brookfield Renewable's subsidiaries	950	670
	$1,048	$716
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

F - 76

29. RELATED PARTY TRANSACTIONS
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
Master Services Agreement
Brookfield Renewable entered into an agreement with Brookfield Asset Management pursuant to which Brookfield Asset Management has agreed to provide oversight of the business and provide the services of senior officers to Brookfield Renewable for a management service fee. The fee is paid on a quarterly basis and has a fixed quarterly component of $5 million and a variable component calculated as a percentage of the increase in the total capitalization value of Brookfield Renewable over an initial reference value (subject to an annual escalation by a specified inflation factor beginning on January 1, 2013). Total capitalization value as of December 31, 2021 is $27 billion, which against the initial reference value of $8 billion and factoring in the annual amount of $23 million (as adjusted for inflation), resulted in a management service fee payment for the year ended December 31, 2021 of $288 million (2020: $212 million and 2019: $108 million).
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
For purposes of calculating its management service costs, the term market capitalization value increase meant, for any quarter, the increase in value of TerraForm Power’s market capitalization for such quarter, calculated by multiplying the number of outstanding shares of TerraForm Power’s common stock as of the last trading day of such quarter by the difference between (x) the volume weighted average trading price of a share of common stock for the trading days in such quarter and (y) $9.52. If the difference between (x) and (y) in the market capitalization value increase calculation for a quarter is a negative number, then the market capitalization value increase is deemed to be zero. TerraForm Power’s management service costs for the year ended December 31, 2021 of nil (2020: $23 million

F - 77

and 2019: $27 million) have been included in Brookfield Renewable’s consolidated statements of income (loss) based on its historical records.
The TERP Brookfield Master Services Agreement was terminated upon the completion of the TerraForm Power acquisition by Brookfield Renewable on July 31, 2020.
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
The Governance Agreement was terminated upon the completion of the TerraForm Power acquisition by Brookfield Renewable on July 31, 2020.
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

F - 78

On closing of the Energy Marketing Internalization, all Power Agency Agreements were transferred by Brookfield to Brookfield Renewable.
Energy Marketing Agreement
Brookfield had agreed to provide energy marketing services to Brookfield Renewable’s North American businesses. Under this Agreement, Brookfield Renewable paid an annual energy marketing fee of $18 million per year (subject to increase by a specified inflation factor beginning on January 1, 2013). See Note 8 – Direct operating costs.
On closing of the Energy Marketing Internalization, the Energy Marketing Agreement was transferred from Brookfield to Brookfield Renewable.
Revenue Agreements
Contract Amendments
In the first quarter of 2021, two long-term power purchase agreements for sale of energy generated by hydroelectric facilities owned by Great Lakes Power Limited (“GLPL”) and Mississagi Power Trust (“MPT”) were amended and Brookfield’s third-party power purchase agreements associated the sale energy generated by GLPL and MPT were reassigned.
Historically, the power purchase agreements required Brookfield to purchase energy generated by GLPL and MPT at an average price of C$100 per MWh and C$127 per MWh, respectively, both subject to an annual adjustment equal to a 3% fixed rate. The GLPL and MPT contracts with Brookfield each had an initial term to December 1, 2029, and Brookfield Renewable will have an option to extend a fixed price commitment to GLPL from Brookfield through 2044 at a price of C$60 per MWh. There were no changes to the terms following the assignment of the third-party power purchase agreements from Brookfield to GLPL and MPT.
There were no amendments to or termination of the agreement that gives Brookfield Renewable the option to extend a fixed price commitment to GLPL from Brookfield from December 1, 2029 through 2044 at a price of C$60 per MWh.
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
Pursuant to a 20-year power purchase agreement, Brookfield purchased all energy from Lièvre Power in Quebec at C$68 per MWh. The energy rates were subject to an annual adjustment equal to the lesser of 40% of the increase in the CPI during the previous calendar year or 3%. On closing of the Energy Marketing Internalization, the power purchase agreement with Lièvre Power was transferred to Brookfield Renewable.
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

F - 79

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

F - 80

Brookfield Renewable entered into voting agreements with certain Brookfield subsidiaries whereby these subsidiaries, as managing members of entities related to Brookfield Global Transition Fund (the “BGTF Entities”) in which Brookfield Renewable holds investments in power generating operations with institutional investors, agreed to provide to Brookfield Renewable the authority to direct the election of the Boards of Directors of the BGTF Entities. Brookfield Renewable’s economic interests in the BGTF Entities is expected to be 25%.
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
The sponsor line was terminated upon the completion of the TerraForm Power acquisition by Brookfield Renewable on July 31, 2020.
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
TerraForm Power did not acquire any renewable energy facilities pursuant to the TERP Relationship Agreement from Brookfield Asset Management during the years ended December 31, 2020 and 2019.
TERP Relationship Agreement was terminated upon the completion of the TerraForm Power acquisition by Brookfield Renewable on July 31, 2020.
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

F - 81

The TERP Registration Rights Agreement was terminated upon the completion of the TerraForm Power acquisition by Brookfield Renewable on July 31, 2020.
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
•third, 15% to the holders of the IDRs pro rata and 85% to the holders of Class A units until a further amount has been distributed to holders of Class A units in such quarter that would result, after taking account of all taxes payable by TerraForm Power in respect of the taxable income attributable to such distribution, in a distribution to holders of shares of TERP common stock of an additional $0.12 per share (subject to further adjustment for distributions, combinations or subdivisions of shares of TERP common stock) if such amount were distributed to all holders of shares of TERP common stock; and
•thereafter, 75% to holders of Class A units pro rata and 25% to holders of the IDRs pro rata.
TerraForm Power made no IDR payments during the years ended December 31, 2021, 2020 and 2019.
The New Terra LLC Agreement was amended upon the completion of the TERP acquisition by Brookfield Renewable on July 30, 2020 to remove TerraForm Power, LLC’s obligations to make IDR payments.
Credit facilities and funds on deposit
Brookfield Asset Management has provided a $400 million committed unsecured revolving credit facility maturing in December 2022 and the interest rate applicable on the borrowed amounts is LIBOR plus up to 1.8%. As at December 31, 2021, there were no draws on the committed unsecured revolving credit facility provided by Brookfield Asset Management. Brookfield Asset Management had also placed funds on deposit with Brookfield Renewable in the amounts of nil as at December 2021 (2020: $325 million). The interest expense on the deposit and draws from the credit facility for the year ended December 31, 2021 totaled $2 million (2020: $1 million).
Brookfield Renewable participates with institutional investors in Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV, Brookfield Infrastructure Debt Fund, and Brookfield Global Transition Fund (“Private Funds”), each of which is a Brookfield sponsored fund, and in connection therewith, Brookfield Renewable, together with its institutional investors, has access to short-term financing using the Private Funds’ credit facilities.
Other Agreements
In 2011, on formation of Brookfield Renewable, Brookfield transferred certain development projects to Brookfield Renewable for no upfront consideration but is entitled to receive variable consideration on commercial operation or sale of these projects.
During the year, Brookfield Renewable UK Hydro Limited, a subsidiary of Brookfield Renewable, provided a shareholder loan of $135 million to Brookfield Renewable’s investment in a pump storage facility in the United Kingdom. Due from related parties is recorded under Other long-term assets on the consolidated statements of financial position.

F - 82

From time to time, Brookfield Reinsurance Partners L.P. (“Brookfield Reinsurance”), an associate of Brookfield, and its associates may take part in financings of Brookfield Renewable, including alongside other market participants. Such financings are non-recourse to Brookfield Renewable and are recorded within Non-recourse borrowings on the consolidated statements of financial position.
The following table reflects the related party agreements and transactions in the consolidated statements of income (loss), for the years ended December 31:

(MILLIONS)	2021	2020	2019
Revenues
Power purchase and revenue agreements	$103	$286	$558
Wind levelization agreement	—	—	1
	$103	$286	$559
Direct operating costs
Energy purchases	$—	$—	$(22)
Energy marketing & other services	(8)	(4)	(20)
Insurance services(1)	(26)	(24)	(23)
	$(34)	$(28)	$(65)
Interest expense
Borrowings	$(2)	$(2)	$(7)
Contract balance accretion	(21)	(13)	(8)
	$(23)	$(15)	$(15)
Management service costs	$(288)	$(235)	$(135)
(1)Prior to November 2021, insurance services were paid to external insurance service providers through subsidiaries of Brookfield Asset Management. The fees paid to the subsidiaries of Brookfield Asset Management in 2021 were nil (2020 was nil and 2019: less than $1 million). As of November 2021, Brookfield, through a regulated subsidiary, began providing insurance coverage through third-party commercial insurers for the benefits of certain entities in North America. The premiums charged pursuant to these arrangements are at a or lower than market rates, and of the 2021 term premiums to be remitted to Brookfield, $1 million was recorded in the Consolidated statements of income in 2021.

F - 83

The following table reflects the impact of the related party agreements and transactions on the consolidated statements of financial position as at December 31:

(MILLIONS)	Related party	2021	2020
Current assets
Trade receivables and other current assets
Contract asset	Brookfield	$57	$46

Due from related parties
Amounts due from	Brookfield	21	36
	Equity-accounted investments and other	14	20
		35	56
Non-current assets
Other long-term assets
Contract asset	Brookfield	388	409

Amounts due from	Equity-accounted investments and other	142	6

Current liabilities
Due to related parties
Amounts due to	Brookfield	119	455
	Equity-accounted investments and other	13	21
Accrued distributions payable on LP units, BEPC exchangeable shares, Redeemable/Exchangeable partnership units and GP interest	Brookfield	32	30
		164	506
Non-current liabilities
Non-recourse borrowings	Brookfield Reinsurance and associates	51	—
	Brookfield	30	15
		81	15

Other long-term liabilities
Amounts due to	Equity-accounted investments, Brookfield Reinsurance and associates and other	34	11
Contract liability	Brookfield	635	602
		$669	$613
Current assets
Amounts due from Brookfield are non-interest bearing, unsecured and due on demand.
Current liabilities
Amounts due to Brookfield are unsecured, payable on demand and relate to recurring transactions.

F - 84

30. SUPPLEMENTAL INFORMATION
The net change in working capital balances for the year ended December 31 shown in the consolidated statements of cash flows is comprised of the following:

(MILLIONS)	2021	2020	2019
Trade receivables and other current assets	$(515)	$(2)	$(66)
Accounts payable and accrued liabilities	(282)	(91)	17
Other assets and liabilities	81	(62)	(4)
	$(716)	$(155)	$(53)

F - 85

31. SUBSIDIARY PUBLIC ISSUERS
The following tables provide consolidated summary financial information for Brookfield Renewable, BRP Equity, and Finco:

(MILLIONS)	Brookfield Renewable(1)	BRP Equity	Finco	Subsidiary Credit Supporters(2)	Other Subsidiaries(1)(3)	Consolidating adjustments(4)	Brookfield Renewable consolidated
As at December 31, 2021:
Current assets	$50	$419	$2,182	$1,155	$2,619	$(3,564)	$2,861
Long-term assets	4,979	258	3	32,973	52,921	(38,128)	53,006
Current liabilities	46	7	28	7,720	2,943	(7,522)	3,222
Long-term liabilities	—	—	2,149	—	26,500	—	28,649
Participating non-controlling interests – in operating subsidiaries	—	—	—	—	12,303	—	12,303
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	—	—	—	2,894	—	—	2,894
BEPC exchangeable shares	—	—	—	—	2,562	—	2,562
Preferred equity	—	613	—	—	—	—	613
Perpetual subordinated notes	—	—	—	592	—	—	592
Preferred limited partners’ equity	881	—	—	891	—	(891)	881
As at December 31, 2020:
Current assets	$44	$416	$2,173	$568	$1,770	$(3,229)	$1,742
Long-term assets	4,879	256	6	31,329	47,886	(36,376)	47,980
Current liabilities	39	7	39	6,535	2,276	(6,135)	2,761
Long-term liabilities	—	—	2,132	214	22,851	(3)	25,194
Participating non-controlling interests – in operating subsidiaries	—	—	—	—	11,100	—	11,100
Participating non-controlling interests – in a holding subsidiary – Redeemable\Exchangeable units held by Brookfield	—	—	—	2,721	—	—	2,721
BEPC exchangeable shares	—	—	—	—	2,408	—	2,408
Preferred equity	—	609	—	—	—	—	609
Preferred limited partners’ equity	1,028	—	—	1,039	—	(1,039)	1,028
(1)Includes investments in subsidiaries under the equity method.
(2)Includes BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Holdings (Canada) Inc., Brookfield BRP Europe Holdings Limited, Brookfield Renewable Investments and BEP Subco Inc., collectively the “Subsidiary Credit Supporters”.
(3)Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Finco and the Subsidiary Credit Supporters.
(4)Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

F - 86

(MILLIONS)	Brookfield Renewable(1)	BRP Equity	Finco	Subsidiary Credit Supporters	Other Subsidiaries(1)(2)	Consolidating adjustments(3)	Brookfield Renewable consolidated
For the year ended December 31, 2021
Revenues	$—	$—	$—	$—	$4,096	$—	$4,096
Net income (loss)	(136)	—	—	(1,185)	561	694	(66)
For the year ended December 31, 2020
Revenues	$—	$—	$—	$—	$3,810	$—	$3,810
Net income (loss)	(130)	—	(10)	(772)	1,173	(306)	(45)
For the year ended December 31, 2019
Revenues	$—	$—	$—	$2	$3,970	$(1)	$3,971
Net income (loss)	10	—	(4)	(156)	1,997	(1,767)	80
(1)Includes investments in subsidiaries under the equity method.
(2)Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Finco, and the Subsidiary Credit Supporters.
(3)Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.
See Note 14 – Borrowings for additional details regarding the medium term notes issued by Finco. See Note 15 – Non-controlling interests for additional details regarding Class A Preference Shares issued by BRP Equity.
32. SUBSEQUENT EVENTS
Subsequent to year-end, Brookfield Renewable redeemed all of the outstanding units of Series 5 Preferred Limited Partnership units for C$73 million or C$25.25 per Preferred Limited Partnership Unit.
Subsequent to year-end, Brookfield Renewable, together with institutional partners, completed the acquisition of a 1.7 GW portfolio of utility-scale solar development assets in Germany, for a total investment of approximately €65 million ($76 million), plus working capital adjustments. Brookfield Renewable is expected to hold a 25% interest in the investment.
Subsequent to year-end, Brookfield Renewable, together with its institutional partners, completed the acquisition of a utility scale development business with a 20 GW portfolio of utility solar and energy storage development assets in the United States for approximately $650 million (approximately $160 million net to Brookfield Renewable) with additional incentive payments that are payable contingent upon certain milestones being achieved, with Brookfield Renewable is expected to hold a 25% interest in the investment.
Subsequent to year-end, Brookfield Renewable, together with its institutional partner, subscribed for additional shares in Polenergia. This subscription will increase total interest in Polenergia to 32% (8% net to Brookfield Renewable) and is expected to close in March 2022.
Subsequent to year-end, Brookfield Renewable, together with institutional partners, completed the acquisition of an initial 26% interest in an approximately 700 MW portfolio of operating and development assets in Spain and Mexico. Total equity of $220 million ($55 million net to Brookfield Renewable) is expected to be invested into the project, with the potential to increase ownership interest to almost 60%. Brookfield Renewable is expected to hold a 25% interest in the investment.

F - 87