Form 20-F
period 2022-12-31
Brookfield Renewable Partners L.P.
filed 2023-03-01
CIK 1533232

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 20-F
☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2022
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
275,358,750 Limited Partnership Units as of December 31, 2022
7,000,000 Series 7 Preferred Units as of December 31, 2022
10,000,000 Series 13 Preferred Units as of December 31, 2022
7,000,000 Series 15 Preferred Units as of December 31, 2022
8,000,000 Series 17 Preferred Units as of December 31, 2022
6,000,000 Series 18 Preferred Units as of December 31, 2022
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

Indicate by check mark whether the registrant has filed a report on and attestation to its management’s assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☒

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant’s executive officers during the relevant recovery period pursuant to §240.10D-1(b). ☐
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
Unless otherwise specified, information provided in this annual report on Form 20-F (this “Form 20-F”) is as of December 31, 2022. Unless the context requires otherwise, when used in this Form 20-F, the terms “Brookfield Renewable”, “our group”, “we”, “us” and “our” refer to Brookfield Renewable Partners L.P. and its controlled entities, including BRELP, the Holding Entities, BEPC and the Operating Entities, each as defined in this Form 20-F, “the partnership” refers to Brookfield Renewable but excludes BEPC; “BEP” refers to Brookfield Renewable Partners L.P.; and “Brookfield” refers to Brookfield Corporation and its subsidiaries (other than Brookfield Renewable) and unless the context otherwise requires, includes Brookfield Asset Management (as defined in this Form 20-F). All references to “our portfolio” includes 100% of the capacity and energy of our facilities even though we do not own 100% of the economic output of such facilities (see the table under Item 4.B. “Business Overview — Our Operations” for details on our portfolio). Unless the context suggests otherwise, references to:

“2011 Bond Indenture” means the amended and restated indenture, dated November 23, 2011, among Canadian Finco, The Bank of New York Mellon and BNY Trust Company of Canada, as amended and restated from time to time, governing the Canadian Bonds.
“2021 Bond Indenture” means the indenture, dated August 11, 2021, between Canadian Finco and Computershare Trust Company of Canada.
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
“Asset Management Company” means Brookfield Asset Management ULC, which is owned 75% by Brookfield Corporation and 25% by Brookfield Asset Management.
“Audit Committee” means the audit committee of the board of directors of the Managing General Partner.
“Base Management Fee” has the meaning given to it under Item 6.A “Directors and Senior Management — Our Master Services Agreement — Management Fee”.
“BEM LP” means Brookfield Energy Marketing LP, an indirect wholly-owned subsidiary of Brookfield Corporation.
“BEP” means Brookfield Renewable Partners L.P.
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
“BESS” means battery energy storage system.
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
“BRELP Series 11 Preferred Units” means the Class A Preferred Units, Series 11 of BRELP.
“BRELP Series 13 Preferred Units” means the Class A Preferred Units, Series 13 of BRELP.
“BRELP Series 15 Preferred Units” means the Class A Preferred Units, Series 15 of BRELP.
“BRELP Series 17 Preferred Units” means the Class A Preferred Units, Series 17 of BRELP.
“BRELP Series 18 Preferred Units” means the Class A Preferred Units, Series 18 of BRELP.
“Brookfield” means Brookfield Corporation and its subsidiaries, or any one or more of them, as the context requires, other than entities within Brookfield Renewable and unless the context otherwise requires, includes Brookfield Asset Management.
“Brookfield Accounts” has the meaning given to it under Item 7.B “Related Party Transactions — Conflicts of Interest and Fiduciary Duties”.
“Brookfield Asset Management” means Brookfield Asset Management Ltd.
“Brookfield Business Partners” means Brookfield Business Partners L.P.
“Brookfield Corporation” means Brookfield Corporation (formerly Brookfield Asset Management Inc.).
“Brookfield Renewable” means Brookfield Renewable Partners L.P. and its controlled entities, including BRELP, the Holding Entities, BEPC and the Operating Entities, taken together, or any one or more of them, as the context requires.
“BRP Equity” means Brookfield Renewable Power Preferred Equity Inc.
“BRPI” means Brookfield Renewable Power Inc., an indirect wholly-owned subsidiary of Brookfield Corporation.
“BRTM” means Brookfield Renewable Trading and Marketing LP, which is a subsidiary of Brookfield Renewable.
“Cameco” means Cameco Corporation.
“Canadian Bond Guarantors” means, collectively, BEP, BRELP, NA Holdco, LATAM Holdco, Euro Holdco, Investco and BEP Subco Inc.
“Canadian Bonds” means all outstanding bonds issued by Canadian Finco pursuant to the 2011 Bond Indenture and the 2021 Bond Indenture, as applicable.
“Canadian Finco” means Brookfield Renewable Partners ULC.

“CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended, including the regulations promulgated under such Act.
“CCS” has the meaning given to it under Item 3.B “Risk Factors — Risks Related to Our Operations and the Renewable Power Industry”.
“CDS” means CDS Clearing and Depository Services Inc.
“CEE Funds” means the Germany based asset manager that holds renewable energy funds targeting low-risk renewable investments, which is a portfolio company of Brookfield Corporation.
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
“Funds From Operations” means Adjusted EBITDA less interest, current income taxes, management service costs and distributions to preferred shareholders, preferred unitholders and perpetual subordinated noteholders, before the effects of certain cash items (e.g., acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g., deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business. Brookfield Renewable includes realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term within Funds From Operations in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period net income. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures” and item 5A “Operating Results — Financial Performance Review on Proportionate Information — Reconciliation of non-IFRS measures”.
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
“Indirect CFA” has the meaning given to it under Item 3.D “Risk Factors — Risks Relating to Taxation — Canada”.
“Inflation Reduction Act” means the United States Inflation Reduction Act of 2022 (H.R.5376), as amended, including the rules and regulations promulgated thereunder.
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
“Master Services Agreement” means the Fourth Amended and Restated Master Services Agreement, dated June 30, 2022, among Brookfield Corporation, BEP, BRELP, the Holding Entities, BEPC, the Service Provider and others, as amended from time to time.
“MMBTu” means metric million British thermal units.
“MI 61-101” means Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions.
“MRE” means the hydrological balancing pool administered by the government of Brazil.
“MRF” means material recovery facility.
“MSA Holding Entities” means NA Holdco, LATAM Holdco, Brookfield BRP Canada Corp., Brookfield BRP Holdings (US) Inc., Euro Holdco, Investco, BRP Equity, Canadian Finco, BEPC and any direct wholly-owned subsidiary of BRELP created or acquired on or after the date of the Master Services Agreement, excluding, for greater certainty, any Operating Entities.
“MMTPA” means million metric tons per annum.
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
“Relationship Agreement” means the relationship agreement, dated November 28, 2011, by and among Brookfield Corporation, BEP, BRELP, the Service Provider and others, as amended from time to time.

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
“RESP” has the meaning given to it under Item 3.D “Risk Factors — Risks Relating to Taxation — Canada”.
“RRIF” has the meaning given to it under Item 3.D “Risk Factors — Risks Relating to Taxation — Canada”.
“RRSP” has the meaning given to it under Item 3.D “Risk Factors — Risks Relating to Taxation — Canada”.
“S&P” means S&P Global Ratings Canada, a business unit of S&P Global Canada Corp.
“Sarbanes-Oxley Act” means the United States Sarbanes-Oxley Act of 2002, as amended, including the rules and regulations promulgated thereunder.
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
“Series 14 Preferred Units” means the Class A Preferred Units, Series 14 of BEP.
“Series 15 Preferred Units” means the Class A Preferred Units, Series 15 of BEP.
“Series 16 Preferred Units” means the Class A Preferred Units, Series 16 of BEP.
“Series 17 Preferred Units” means the Class A Preferred Units, Series 17 of BEP.
“Series 18 Preferred Units” means the Class A Preferred Units, Series 18 of BEP.

“Service Provider” means BRP Energy Group L.P., Brookfield Global Renewable Energy Advisor Limited, Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P., Brookfield Private Capital (DIFC) Limited, Brookfield Canada Renewable Manager LP, Brookfield Renewable Energy Group LLC and includes any other affiliate of such entities that provides services to Brookfield Renewable pursuant to our Master Services Agreement or any other service agreement or arrangement.
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
“TerraForm Power” or “TERP” means TerraForm Power Parent, LLC, the successor entity to TerraForm Power, Inc. and as the context requires, its successor entities.
“TMTPA” means thousand metric tons per annum.
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
“Units” means LP units and Preferred Units.
“Uyghur Forced Labor Prevention Act” means the United States Uyghur Forced Labor Prevention Act (H.R. 1155), as amended, including the rules and regulations promulgated thereunder
“U.S.” or “United States” means the United States of America.

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
“Westinghouse” means Westinghouse Electric Corporation.
“X-Elio” means X-Elio Energy S.L.

FORWARD-LOOKING STATEMENTS
This Form 20-F contains forward-looking statements concerning the business and operations of Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this Form 20-F include, but are not limited to, statements regarding the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate, our anticipated financial performance, future commissioning of assets, contracted portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions and dispositions, future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, energy policies, economic growth, growth potential of the renewable asset class, our future growth prospects and distribution profile, our access to capital and future dividends and distributions made to holders of LP units and BEPC's exchangeable shares. In some cases, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavors”, “pursues”, “strives”, “seeks”, “targets”, “believes” or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this Form 20-F are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking statements and information as such statements and information involve known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to, the following:
•general economic conditions and risks relating to the economy, including unfavorable changes in interest rates, foreign exchange rates, inflation and volatility in the financial markets;
•changes to resource availability, as a result of climate change or otherwise, at any of our facilities;
•supply, demand, volatility and marketing in the energy markets;
•our inability to re-negotiate or replace expiring PPAs on similar terms;
•an increase in the amount of uncontracted generation in our portfolio or adverse changes to the MRE;
•availability and access to interconnection facilities and transmission systems;
•our ability to comply with, secure, replace or renew concessions, licenses, permits and other governmental approvals needed for our operating and development projects;
•our real property rights for our facilities being adversely affected by the rights of lienholders and leaseholders that are superior to those granted to us;
•increases in the cost of operating our existing facilities and of developing new projects;
•equipment failures and procurement challenges;
•dam failures and the costs and potential liabilities associated with such failures;
•uninsurable losses and higher insurance premiums;
•changes in regulatory, political, economic and social conditions in the jurisdictions in which we operate;
•force majeure events;
•health, safety, security and environmental risks;
•energy marketing risks and our ability to manage commodity and financial risk;
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
•labor disruptions and economically unfavorable collective bargaining agreements;
•fraud, bribery, corruption, other illegal acts or inadequate or failed internal processes or systems;
•the COVID-19 pandemic, as well as the direct and indirect impacts that a pandemic may have, or any other pandemic;
•our inability to finance our operations and fund growth due to the status of the capital markets or our ability complete capital recycling initiatives;
•operating and financial restrictions imposed on us by our loan, debt and security agreements;
•changes to our credit ratings;
•the incurrence of debt at multiple levels within our organizational structure;
•adverse changes in currency exchange rates and our inability to effectively manage foreign currency exposure through our hedging strategy or otherwise;
•our inability to identify sufficient investment opportunities and complete transactions;
•the growth of our portfolio and our inability to realize the expected benefits of our transactions or acquisitions;
•changes to our current business, including through future sustainable solutions investments;
•our inability to develop the projects in our development pipeline;
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
•we do not have control over all of our operations or investments, including certain investments made through joint ventures, partnerships, consortiums or structured arrangements;
•political instability or changes in government policy negatively impacting our business or assets;
•some of our acquisitions may be of distressed companies, which may subject us to increased risks;
•a decline in the value of our investments in securities, including publicly traded securities of other companies;
•we are not subject to the same disclosure requirements as a U.S. domestic issuer;
•the separation of economic interest from control within our organizational structure;

•future sales or issuances of our securities will result in dilution of existing holders and even the perception of such sales or issuances taking place could depress the trading price of the BEP units or BEPC exchangeable shares;
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
CAUTIONARY STATEMENT REGARDING THE USE OF NON-IFRS MEASURES
We prepare our financial statements in accordance with IFRS. However, this Form 20-F also contains references to Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit which are not generally accepted accounting measures standardized under IFRS and therefore may differ from definitions of Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit used by other entities. In particular, our definition of Funds From Operations may differ from the definition of funds from operations used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. We believe that Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit are useful supplemental measures that may assist investors in assessing our financial performance. None of Adjusted EBITDA, Funds From Operations or Funds From Operations per Unit should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. These non-IFRS measures reflect how we manage our business and, in our opinion, enable investors and other readers to better understand our business. Reconciliations of each of Adjusted EBITDA, Funds From Operations and

Funds From Operations per Unit to net income (loss) are presented in Item 5.A “Operating Results — Financial Performance Review on Proportionate Information — Reconciliation of non-IFRS measures”.

PART I
ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3.    KEY INFORMATION
3.A    [RESERVED]

3.B    CAPITALIZATION AND INDEBTEDNESS
Not applicable.
3.C    REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.
3.D    RISK FACTORS

Summary of Risk Factors

The following summarizes some, but not all, of the risks provided below. Please carefully consider all of the information discussed in this “Item 3.D–Risk Factors” in this Form 20-F for a more thorough description of these and other risks.
Risks Relating to Our Operations and Our Industry
•Risks relating to resource availability, as a result of climate change or otherwise.
•Risks relating to supply, demand, volatility and marketing in the energy market.
•Risks relating to the amount of uncontracted generation in our portfolio or adverse changes to the MRE.
•Risks relating to ability to access interconnection facilities and transmission systems.
•Risks relating to our expiring contracts, counterparty defaults and concessions, licenses and permits.
•Risks relating to our use and enjoyment of real property rights.
•Risks of increased cost of operating our plants and of developing new plants.
•Risks relating to equipment failure and procurement challenges, and any loss of generating capacity and damage to the environment.
•Risks related to uninsurable losses.
•Risks relating to disputes, litigation and governmental and regulatory policies and investigations.
•Risks relating to our facilities being affected by local communities.
•Risks relating to future labor disruptions and economically unfavorable collective bargaining agreements.
•Risks relating to advances and investments in technology.
•Risks relating to increases in water rental costs (or similar fees) or changes to the regulation of water supply.
•Risks relating to the COVID-19 pandemic or other pandemics.
Risks Relating to Financing
•Risks relating to our ability to finance our operations and fund growth, including completing capital recycling initiatives, compliance with debt covenants, changes in our credit ratings, incurrence of debt at multiple levels within our organizational structure.
Risks Relating to Our Growth Strategy
•Risks relating to our ability to identify investment opportunities and complete transactions, as planned.
•Risks relating to changes to our business, including through sustainable solutions investments.
•Risks relating to integrating new acquisitions.
•Risks relating to our ability to develop projects in our development pipeline.
•Risk related to our relationship with local communities and partners.

•Risks relating to our transactions and joint ventures, partnerships, consortium arrangements or structured arrangements.
•Risks relating to political instability, changes in government policy, or unfamiliar cultural factors.
•Risks relating to acquiring distressed companies.
•Risks relating to our investments in securities,including of other public companies.
•Risks relating to our organizational structure and our ability to control our investments.
Risks Relating to Our Relationship with Brookfield
•Risks relating to our dependence on Brookfield and the Service Provider.
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
•Risks relating to the limited liability of the Service Provider to BEP and the other Service Recipients.
•Risks relating to Brookfield’s relationship with Oaktree.
•Risks relating to Brookfield’s ownership position in BEP.
•Risks relating to our guarantees of certain debt obligations.
Risks Relating to Our Units
•Risks relating to our ability to continue paying comparable or growing cash distributions.
•Risks of dilution caused by the issuance of additional securities, including Units, Preferred Units or securities exchangeable into LP units.
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
•Risks relating to our payout ratio.
Risks Relating to Taxation
•Risks relating to United States, Canadian and Bermudian taxation, and the effects thereof on our business and operations.
You should carefully consider the following factors in addition to the other information set forth in this Form 20-F. If any of the following risks actually occur, our business, financial condition, results of operations and prospects could be adversely affected and the value of our Units would likely decline, and you could lose all or part of your investment.
Risks Relating to Our Operations and Our Industry
Changes to resource availability, as a result of climate change or otherwise, at any of our facilities could adversely affect the amount of electricity that we are able to generate.
The revenues generated by our renewable power facilities are correlated to the amount of electricity produced, which is in turn dependent upon available water flows and upon wind, irradiance and weather conditions generally. Hydrology, wind, irradiance and weather conditions have natural variations from season to season and from year to year and may also change permanently because of climate change or other factors.
If one or more of our generation facilities were to be subject in the future to flooding, extreme weather conditions (including severe wind storms and droughts), fires, natural disasters, or if unexpected geological or other adverse physical conditions were to develop at any of our generation facilities, the generation capacity of that facility could be significantly reduced or eliminated. For example, our hydroelectric facilities depend on the availability of water flows within the watersheds in which we operate and could be materially impacted by changes to hydrology patterns, such as droughts. In the event of severe flooding, our hydrology facilities may be damaged. Wind energy and solar energy are highly dependent on weather conditions and, in particular, on wind conditions and irradiance, respectively. The profitability of a wind farm depends not only on observed wind conditions at the site, which are inherently variable, but also on whether observed wind conditions are consistent with assumptions made during the project development phase or when a given project was acquired. Similarly, projections of solar resources depend on assumptions about weather patterns, shading and irradiance, which are inherently variable and may not be consistent with actual conditions at the site. A sustained decline in water flow at our hydroelectric facilities, in wind conditions at our wind energy facilities or of irradiance at our solar facilities could lead to an adverse change in the volume of electricity generated, and to revenues and cash flow.
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
Supply and demand in energy markets are volatile and such volatility could have an adverse impact on electricity prices and an adverse effect on Brookfield Renewable’s assets, liabilities, business, financial condition, results of operations and cash flow.
A portion of our revenues are tied, either directly or indirectly, to the wholesale market price for electricity in the energy markets in which we operate. Wholesale market electricity prices are impacted by a number of factors including: the management of generation and the amount of excess generating capacity relative to load in a particular market; the cost of controlling emissions of carbon dioxide and other pollutants; the structure of the electricity market; weather conditions (such as extremely hot or cold weather) that impact electrical load; the price of fuel (such as natural gas) that is used to generate electricity; and political instability (such as the conflict between Ukraine and Russia and the disruptive impact that related sanctions and other related events might have on European energy markets).
In the long term, there is uncertainty surrounding the trend in electricity demand growth, which is influenced by macroeconomic conditions, absolute and relative energy prices, energy conservation and demand-side management. Correspondingly, from a supply perspective, there are uncertainties associated with long term plans for the construction of baseload generation capacity, the timing of generating plant retirements (e.g., coal) and with the scale, pace and structure of replacement capacity, again reflecting a complex interaction of economic and political pressures and environmental preferences. This volatility and uncertainty in power markets generally, including non-renewable power markets, could have an adverse effect on Brookfield Renewable’s assets, liabilities, business, financial condition, results of operations and cash flow.
As our contracts expire, we may not be able to replace them with agreements on similar terms.
Certain PPAs in our portfolio will be subject to re-contracting in the future. If the price of electricity in power markets is declining at the time of such re-contracting, it may impact our ability to re-negotiate or replace these contracts on terms that are acceptable to us, or at all. In addition, a concentrated pool of potential buyers for electricity generated by our renewable energy facilities in certain jurisdictions may restrict our ability to negotiate favorable terms under new PPAs or existing PPAs that are subject to re-contracting. We cannot provide any assurance that we will be able to re-negotiate or replace these contracts once they expire, and even if we are able to do so, we cannot provide any assurance that we will be able to obtain the same prices or terms we currently receive. If we are unable to re-negotiate or replace these contracts, or unable to secure prices at least equal to the current prices we receive, our business, financial condition, results of operation and prospects could be adversely affected. Conversely, what may appear to be an attractive price at the time of recontracting could, if power prices significantly rise over the PPA’s term, result in us having committed to sell power in the future at below then-market rates.
The amount of uncontracted generation in our portfolio may increase.
In 2022 and 2021, approximately 87% of our renewable power generation (on a proportionate basis) was contracted in each of those calendar years under long-term, fixed price contracts with creditworthy counterparties. The portion of our portfolio that is uncontracted may increase gradually over time. We may sell electricity from our uncontracted generation into the spot-market or other competitive power markets from time to time. With respect to such transactions, we are not guaranteed any rate of return on our capital investments through mandated rates, and revenues and results of operations are likely to depend, in large part, upon prevailing market prices. These market prices are driven by factors outside of our control and may fluctuate substantially over relatively short periods of time and could have an adverse effect on our business, financial condition, results of operations and cash flows.
Our ability to deliver electricity to our various counterparties and buildout our renewable power development pipeline requires the availability of (and access to) interconnection facilities and transmission systems.
Our ability to sell electricity is impacted by the availability of, and access to, the various transmission systems to deliver power to a contractual delivery point and the arrangements and facilities necessary to connect renewable generation projects to the transmission systems. The absence of this availability and access, our inability to obtain reasonable terms and conditions for interconnection and transmission agreements, the operational failure or decommissioning of existing interconnection facilities or transmission facilities, the lack of adequate capacity on such interconnection or transmission facilities, curtailment as a result of transmission facility downtime, or the failure of any relevant jurisdiction to expand transmission facilities, may have an adverse effect on our ability to deliver electricity to our various counterparties or the requirement of counterparties to accept and pay for energy delivery. Insufficient access to transmission and interconnection systems may also constrain our ability to develop new utility-scale projects, which require transmission systems to have available interconnection points and the overall capacity necessary to transmit the energy expected to be generated by a development project once it achieves commercial operation. Lack of access to transmission systems could accordingly adversely affect our assets, liabilities, business, financial condition, results of operations and cash flow.
There is a risk that our concessions will not be renewed or that, where concessions are required to build out our development pipeline, they may not be granted or awarded.
We hold concessions and we have rights to operate our facilities which generally include, in respect of our hydroelectric projects, rights to the land and water required for power generation and which are subject to renewal at the end of their terms. We generally expect that our concessions will be renewed. However, if we are not granted renewal rights, or if our concessions are renewed subject to conditions which impose additional costs, or impose additional restrictions such as setting a price ceiling for energy sales, our profitability and operational activity could be adversely impacted. In addition, concessions may be required to advance projects in our development pipeline. There can be no assurance that we will be granted any concession that we require with respect to any given project or on what timelines or conditions.
We may fail to comply with conditions in, or may not be able to maintain, governmental permits, licenses or approvals, and we may not receive new governmental permits, licenses or approvals that we require.
Our operating and development projects are, and any assets which we may acquire will be, required to comply with numerous supranational, federal, regional, state, provincial and local statutory and regulatory standards and to maintain numerous licenses, permits and governmental approvals. Some of the licenses, permits and governmental approvals that have been issued to our operating and development projects contain conditions and restrictions, or may have limited terms. If we fail to satisfy the conditions or comply with the restrictions imposed by our licenses, permits and governmental approvals, or the restrictions imposed by any statutory or regulatory requirements, we may become subject to regulatory enforcement or be subject to fines, penalties or additional costs or revocation of regulatory approvals, permits or licenses. In addition, if we are not able to renew, maintain or obtain all necessary licenses, permits and governmental approvals required for the continued operation or further development of our projects, the operation or development of our assets may be limited or suspended. Our failure to renew, maintain or obtain all necessary licenses, permits or governmental approvals may have an adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow.
Our use and enjoyment of real property rights for our facilities may be adversely affected by the rights of lienholders and leaseholders that are superior to those of the grantors of those real property rights to us.
Wind and solar renewable energy facilities, as well as certain facilities in our sustainable solutions businesses, are generally located on land occupied by the facility pursuant to long-term easements and leases. The ownership interests in the land subject to these easements and leases may be subject to mortgages securing loans or other liens (such as tax liens) and other easement and lease rights of third parties (such as leases of oil or mineral rights) that were created prior to the facility’s easements and leases. As a result, the facility’s rights under these easements or leases may be subject, and subordinate, to the rights of those third parties. Although we take certain measures to protect ourselves against these risks, such measures may, however, be inadequate to protect us against all risk of loss of our rights to use the land on which our facilities are located, which could have an adverse effect on our business, financial condition and results of operations.
The cost of operating our facilities or developing new facilities could increase for reasons beyond our control.
While we currently believe that we maintain an appropriate and competitive cost position, there is a risk that increases in our cost structure that are beyond our control could adversely impact our financial performance. Examples of such costs include compliance with new conditions imposed during a re-licensing process, municipal property taxes, water rental fees and the cost of procuring materials, spare parts and services required for our operating and maintenance activities, as well as other inflationary pressures. In some cases we have outsourced certain aspects of operation and maintenance to third parties under long term service agreements and other arrangements in order to, among other things, improve project performance and reduce and stabilize costs. However, there can be no assurance that such contractors will meet the contractual performance standards set out in these services agreements and we accordingly may not be able to fully realize these anticipated cost reductions and improvements in project performance or at all.
Our operating assets and businesses may not perform as expected and may experience equipment failure.
Our operating assets may not continue to perform as they have in the past and there is a risk of equipment failure due to wear and tear, latent defect, design error, operator error, extreme weather events or early obsolescence, among other things, which could have an adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow. Equipment failure at our assets could also result in significant personal injury or loss of life, damage to and destruction of property, plant and equipment and contamination of, or damage to, the environment and suspension of operations. This could be on a large scale, such as a breach of a dam, the failure of a wind turbine blade or the collapse of a wind turbine tower. This could also be on a small scale, such as equipment catching on fire or panels being blown off of the rooftop of one of our DG facilities, which are typically located within population centers. In our sustainable solutions investments, this could include a failure or release at a renewable natural gas digester, a release of pressurized gas at a CCS facility or an injury caused by industrial equipment at a recycling facility. The occurrence of any one of these events may result in our being named as a defendant in lawsuits asserting claims for substantial damages, including for environmental cleanup costs, personal injury and property damage and fines and/or penalties as well as reputational harm.
In addition, upon the closing of our announced investment in Westinghouse, we will also be exposed to performance and operational risks in respect of certain nuclear technologies. Westinghouse produces highly sophisticated products and provides specialized services that incorporate or use complex technology, including both hardware and software. Many of Westinghouse’s products and services involve complex industrial machinery or infrastructure projects, such as nuclear power generation and the manufacture of nuclear fuel rods. While Westinghouse’s products and services meet rigorous quality standards, there can be no assurance that such products and services will not experience operational process or product failures and other problems, which could adversely impact the financial performance of Westinghouse.
Equipment that we need, including spare parts and components required for project development, may become unavailable or difficult to procure, inhibiting our ability to maintain full availability of existing plants and also our ability to complete development projects on scope, schedule and budget.
Equipment and spare parts, including panels, inverters, racking and trackers for solar projects, turbines, towers and blades for wind projects, transformers and generator components for hydroelectric projects, and batteries for BESS projects may become unavailable or difficult to procure on terms consistent with those that we have budgeted for. For example, some jurisdictions in which we operate have experienced supply chain challenges resulting from bottlenecks caused by, among other things, increases in demand and challenges involved with ramping up to meet this demand. While supply chain disruptions that occurred globally in 2021 and 2022 did not materially impact our business or operations, supply chains could be further disrupted in the future by factors outside of our control. This could include (1) a reduction in the supply or availability of the commodities required to produce the parts and components that we need to maintain existing projects and develop new projects from our development pipeline, like polysilicon which is required for panels that are necessary for the construction of solar energy projects, (2) lockdowns and workforce disruptions, including those related to the COVID-19 pandemic, (3) the potential physical effects of climate change, such as increased frequency and severity of storms, precipitation, floods and other climatic events and their impact on transportation networks and manufacturing centers, and (4) economic sanctions or embargoes, including those relating to human rights concerns in jurisdictions that produce key materials, components or parts.
For example, in 2022 in the U.S., The Uyghur Forced Labor Prevention Act was signed into law, which restricts the import of goods from China’s Xinjiang Uyghur Autonomous Region due to concerns about forced labor practices in the region. This region of China provides by some measures up to half of the world’s polysilicon supply, a key component in many solar panels. Also in 2022, the U.S. Department of Commerce commenced an anti-dumping and countervailing duty circumvention investigation into whether certain solar panels imported from Cambodia, Malaysia, Thailand, and Vietnam were improperly using parts and components produced in China as a way to circumvent existing restrictions. These and similar legislative or regulatory initiatives or investigations, in the U.S. or otherwise, related to the purchase of materials or equipment that are necessary to sustain the buildout of our development pipeline, may adversely impact project timelines, increase overall equipment costs, and require complex procurement process changes to ensure that our supply chain remains compliant with all applicable laws, rules and regulations. Similarly, we could suffer adverse financial and reputational impacts if we or our contract counterparties even inadvertently breach these and other similar laws, rules or regulations. Any material delays in procuring equipment or significant cost increases could adversely impact our business and financial condition.
The occurrence of dam failures could result in a loss of generating capacity and damage to the environment, third parties or the public, which could require us to expend significant amounts of capital and other resources and expose us to significant liability.
The occurrence of dam failures at any of our hydroelectric generating stations or the occurrence of dam failures at other generating stations or dams operated by third parties whether upstream or downstream of our hydroelectric generating stations could result in a loss of generating capacity until the failure has been repaired. If the failure is at one of our facilities, repairing such failure could require us to expend significant amounts of capital and other resources. As noted above, severe failures could also result in harm to third parties or the environment, either of which could expose us to significant liability. A dam failure at a generating station or dam operated by a third party that is upstream of one of our facilities could result in a loss of revenue due to short term disruption to expected water flows. Even if the failure is not at a upstream facility, it could result in new and potentially onerous regulations that could impact Brookfield Renewable’s facilities. Any such new regulations could require material capital expenditures to maintain compliance and our financial position could be adversely affected.
We may be exposed to uninsurable losses and may become subject to higher insurance premiums.
While we maintain certain insurance coverage, such insurance may not continue to be offered on an economically feasible basis, may not cover all events that could give rise to a loss or claim involving our assets or operations, and may not cover all of our assets. If our insurance coverage is insufficient and we are forced to bear such losses or claims, our financial position could be adversely affected. Brookfield Renewable participates in certain shared insurance arrangements with Brookfield, allowing us to benefit from lower premiums and other economies of scale. In particular, we share third party excess liability, crime, employee dishonesty, directors and officers liability, auto liability and errors and omissions insurance coverage. Under such shared policies, policy limits may be shared between us and Brookfield meaning that any claim by one insured party in a given year may reduce the amount that each other insured party can claim. Consequently, there is a risk that Brookfield Renewable’s ability to claim in a given year could be eroded by claims made by Brookfield affiliates who are also covered by a shared policy but that are not part of Brookfield Renewable, which could have an adverse effect on our financial position. Our insurance policies may cover losses as a result of certain types of natural disasters or sabotage, among other things, but such coverage is not always available in the insurance market on commercially reasonable terms and is often capped at predetermined limits that may not be adequate. Our insurance policies are subject to review by our insurers and may not be renewed on similar or favorable terms or at all.
Energy marketing risks may have an adverse effect on our business.
Our energy marketing business involves the establishment of positions in the wholesale and retail energy markets. To the extent that we enter into forward purchase contracts or take long positions in the energy markets, a downturn in market prices could result in losses from a decline in the value of such long positions. Conversely, to the extent that we enter into forward sales contracts or take short positions in the energy markets, an upturn in market prices could expose us to losses as we attempt to cover any short positions by acquiring energy in a rising market.
Our energy marketing strategies also depend on counterparties fulfilling their obligations to us and on the quality of the collateral that they post. Our positions can be impacted by volatility in the energy markets that, in turn, depend on various factors, including weather in various geographical areas and short-term supply and demand imbalances, which cannot be predicted with any certainty. A shift in the energy markets could adversely affect our positions which could also have an adverse effect on our business.
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
Certain of our operating projects are party to financial swaps or other similarly structured project level hedging arrangements (“swaps”). We may also acquire additional assets with similar hedging arrangements in the future. Under the terms of such arrangements, our operating projects receive payments for specified quantities of electricity based on a fixed-price and are obligated to deliver (if physically settled) or pay (if financially settled) the counterparty the market price for the same quantities of electricity. Gains or losses under the swaps are designed to be offset by decreases or increases in a facility’s revenues from spot sales of electricity in liquid markets. However, the actual amount of electricity a facility generates from operations may be materially different from our estimates for a variety of reasons, including variable conditions and plant availability. If a plant does not generate the volume of electricity required by the associated contract, we could incur losses if electricity prices in the market rise substantially above the fixed-price provided for in the swap arrangement
The MRE could be terminated or changed or Brookfield Renewable’s reference amount revised downward.
In Brazil, hydroelectric power generators have access to the MRE, which seeks to stabilize hydrology by assuring that all participant plants in the MRE receive a reference amount of electricity it is expected to be generated annually, approximating long-term average regardless of the actual volume of energy generated. Substantially all our assets in Brazil are part of that pool. In cases of nationwide drought, when the pool as a whole is in shortfall relative to the long-term average, an asset can expect to share the nationwide shortfall pro-rata with the rest of the pool. The energy reference amount for plants with capacity of over 50MW is assessed every 5 years according to the criteria of such regulation and can be adjusted positively or negatively. For plants with capacity of 50 MW or lower, the energy reference amount assessment process is currently suspended until legal proceedings initiated by certain owners of these smaller plants are resolved. These smaller plants receive the full energy reference amount, subject to any adjustments resulting from the outcome of these proceedings. If our reference amount is revised, our share of the balancing pool could be reduced. If the MRE is terminated or adversely changed, our financial results would be more exposed to variations in hydrology at certain hydroelectric facilities in Brazil. In either case, this could have an adverse effect on our results of operations and cash flows.
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

In the course of our business, we enter into a wide range of contacts including but not limited to PPAs, engineering, procurement and construction contracts, long term service agreements, contracts to purchase equipment and joint venture agreements. If our counterparties do not perform as expected under these contracts, it may have an adverse impact on our business and results of operations. For example, if purchasers of power under our PPAs are unable or unwilling to fulfill their contractual obligations under the relevant PPA or if they refuse to accept delivery of power pursuant to the relevant PPA, our assets, liabilities, business, financial condition, results of operations and cash flow could be adversely affected as we may not be able to replace the agreement with an agreement on equivalent terms and conditions. Similarly, external events, such as a severe economic downturn, could impair the ability of some counterparties to the PPAs or some customers to pay for electricity received.
This is true of our DG assets, which are smaller in scale and typically each sell power directly to a retail customer who also is the site owner and lessor of the land or rooftop on which the asset is located. These customers may have a different credit profile than utility-scale customers and the collection of unpaid amounts may be more challenging given of the small scale and large number of individual sites and customers in our portfolio. If a DG facility ceases operations and the PPA is terminated, the company’s assets, liabilities, business, financial condition, results of operations and cash flow could be adversely affected. The PPA terms may require that we remove the asset, including fixing or reimbursing the site owner for any damages caused by the assets or the removal of such assets. Alternatively, we may agree to sell the assets to the site owner, but the sale price may not be sufficient to replace the revenue previously generated by the solar generation facility. In addition, we enter into joint ventures and other commercial arrangements with counterparties. To the extent such counterparties do not fulfill their obligations to us under such contracts we may not achieve the expected benefits from the relevant arrangement.
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
In addition, the laws and regulations of some countries may limit our ability to hold a majority interest in some of the projects that we may develop or acquire, thus limiting our ability to control the development, construction and operation of such projects. Any existing or new operations may be subject to significant political, economic and financial risks, which vary by country, and may include: (i) changes in government policies, including protectionist policies, or personnel; (ii) changes in general economic conditions; (iii) restrictions on currency transfer or convertibility; (iv) changes in labor relations; (v) political instability and civil unrest; (vi) regulatory or other changes in the local electricity market; (vii) less developed or efficient financial markets than in North America; (viii) the absence of uniform accounting, auditing and financial reporting standards, practices and disclosure requirements; (ix) less government supervision and regulation; (x) a less developed legal or regulatory environment; (xi) heightened exposure to corruption risk; (xii) political hostility to investments by foreign investors; (xiii) less publicly available information in respect of companies; (xiv) adversely higher or lower rates of inflation; (xv) higher transaction costs; (xvi) difficulty in enforcing contractual obligations, breach or repudiation of important contractual undertakings by governmental entities and expropriation and confiscation of assets and facilities for less than fair market value; and (xvii) fewer investor protections. For example, upon the expected closing of our announced investment in Westinghouse, we will be exposed, through Westinghouse, to complex new legal and regulatory regimes in new jurisdictions. Westinghouse operates in an industry that is highly regulated both by U.S. federal and state governments and also by numerous foreign governments, including the E.U., and could be significantly impacted by changes in government policies and priorities.
The operation of our facilities could be affected by local communities.
The interests of local communities and stakeholders, including in some cases, Indigenous peoples, may impact the operation of our facilities. Certain of these communities may have or may develop interests or objectives which are different from or even in conflict with our objectives, including the use of our project lands and waterways near our facilities. Any such differences could have a negative impact on the successful operation of our facilities. As well, disputes surrounding, and settlements of, Indigenous land claims regarding lands on or near our generating assets could interfere with operations and/or result in additional operating costs or restrictions, as well as adversely impact the use and enjoyment of our real property rights with respect to our assets.
We rely on computerized business systems, which could expose us to cyber-attacks.
Our business relies on information technology. In addition, our business relies upon telecommunication services to remotely monitor and control our assets and interface with regulatory agencies, wholesale power markets and customers. The information and embedded systems of key business partners, including suppliers of the information technology systems on which we rely, and regulatory agencies are also important to our operations. In light of this, we may be subject to cyber security risks or other breaches of information technology security intended to obtain unauthorized access to our proprietary information and that of our business partners, destroy data or disable, degrade, or sabotage these systems through the introduction of computer viruses, fraudulent emails, cyber-attacks and other means, and such breaches could originate from a variety of sources including our own employees or unknown third parties. There can be no assurance that measures implemented to protect the integrity of these systems will provide adequate protection, and any such breach of our information technology could go undetected for an extended period of time. A breach of our cyber security measures or the failure or malfunction of any of our computerized business systems, associated backup or data storage systems could cause us to suffer a disruption in one or more parts of our business and experience, among other things, financial loss, a loss of business opportunities, the unplanned shutdown of our operating facilities, misappropriation or unauthorized release of confidential or personal information, damage to our systems and those with whom we do business, violation of privacy and other laws, litigation, regulatory penalties and remediation and restoration costs as well as increased costs to maintain our systems. For example, the European General Data Protection Regulation, which came into effect in May 2018, includes stringent operational requirements for entities processing personal information and significant penalties for non-compliance, as does similar legislation in certain U.S. states in which we operate and in Brazil. Cyber-security breaches or failures of our information technology systems could have an adverse effect on our business operations, financial reporting, financial condition and results of operations, and result in reputational damage.
There can be no guarantee that newly developed technologies that we invest in will perform as anticipated.
We may invest in and use newly developed, less proven, technologies in our development projects or in maintaining, repowering or otherwise enhancing our existing assets. Investments in new technologies may also arise as a result of an investment in a business line or asset class that differs from those we have historically invested in. There is no guarantee that such new technologies will perform as anticipated. The failure of a new technology to perform as anticipated could adversely affect the profitability of a particular investment.
Advances in technology could impair or eliminate the competitive advantage of our projects.
Technologies related to the production of renewable power and conventional power generation are continually advancing, resulting in a gradual decline in the cost of producing electricity. If advances in technology further reduce the cost of producing power, the competitive advantage of our existing projects may be impaired or eliminated and our assets, liabilities, business, financial condition, results of operations and cash flow could be adversely affected as a result.

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
Certain of Brookfield Renewable’s subsidiaries are parties to collective agreements that expire periodically and those subsidiaries may not be able to renew such collective agreements without labor disruptions or without agreeing to significant increases in labor or other related costs. In the event of a labor disruption such as a strike or lock-out, the ability of our generation assets to generate electricity may be impaired and our results from operations and cash flow could be adversely affected.
We are subject to risks associated with pandemics, epidemics and other public health emergencies, including the COVID-19 pandemic.
Our business could be exposed to effects of pandemics/epidemics such as COVID-19 (including the emergence and progression of new variants), which could materially adversely impact our operations. A local, regional, national or international outbreak of a contagious disease, such as COVID-19, which spread across the globe at a rapid pace impacting global commercial activity and travel, or future public health crises, epidemics or pandemics, could materially and adversely affect our results of operations and financial condition due to disruptions to commerce, reduced economic activity and other unforeseen consequences. These events, which are beyond our control, could cause a material adverse effect on our results of operations in any period and, depending on their severity, could also materially and adversely affect our financial condition.
Risks Relating to Financing
Our ability to finance our operations and fund growth initiatives is subject to various risks relating to the state of capital markets and to our ability to complete all or some of our capital recycling initiatives.
We expect to finance future acquisitions, the development and construction of new facilities and other capital expenditures out of cash generated from our operations, capital recycling, debt and possible future issuances of equity. Disruptions and volatility in capital markets, including those caused by rising interest rates, could increase the Partnership’s cost of capital and adversely affect its ability to fund its liquidity and capital needs and fund the growth of the business.
There is debt throughout our corporate structure that will need to be replaced from time to time. For example, BEP, BRELP and the Holding Entities have corporate debt, certain of our Operating Entities have limited recourse project level debt and certain of our portfolio companies, like Isagen, have holding company level debt. Our ability to obtain debt or equity financing to fund our growth, and our ability to refinance existing corporate and non-recourse indebtedness, is dependent on, among other factors, the level of future interest rates, the overall state of capital markets (as well as local market conditions, particularly in the case of non-recourse financings), continued operating performance of our assets, future electricity market prices, lenders’ and investors’ assessment of our credit risk and investor appetite for investments in renewable energy and infrastructure assets in general and in Brookfield Renewable’s securities in particular. Also, certain Brookfield Renewable financing agreements contain conditions that limit our ability to repay indebtedness prior to maturity without incurring penalties, which may limit our ability to refinance indebtedness or raise new capital on favorable terms. To the extent that external sources of capital become limited or unavailable or available on onerous terms, our ability to fund acquisitions and make necessary capital investments to construct new or maintain existing facilities may be impaired, and as a result, our business, financial condition, results of operations and prospects may be adversely affected.

We seek to recycle capital to fund acquisitions and the development and construction of new projects by selling certain assets. However, we may not be able to complete all or some of our capital recycling initiatives on our desired timelines, at favorable prices or at all. For example, adverse market conditions or other factors beyond our control might mean that we are unable to complete an asset sale at a price that is aligned with our business plan resulting in a decision to transact at a lower price or to abandon the sales process altogether. If our capital recycling initiatives do not proceed as planned this could reduce the liquidity available to fund future growth, which could in turn limit our ability to grow our distributions in line with our stated goals and the market value of our Units could decline.
We are subject to operating and financial restrictions through covenants in our loan, debt and security agreements.
Brookfield Renewable and its subsidiaries are subject to operating and financial restrictions through covenants in our loan, debt and security agreements. These restrictions prohibit or limit our ability to, among other things, incur additional debt, provide guarantees for indebtedness, grant liens, dispose of assets, liquidate, dissolve, amalgamate, consolidate or effect corporate or capital reorganizations, declare distributions, issue equity interests and create subsidiaries. A financial covenant in our corporate bonds and in our corporate bank credit facilities limits our overall indebtedness to a percentage of total capitalization, a restriction which may limit our ability to obtain additional financing, withstand downturns in our business and take advantage of business and development opportunities. If we breach our covenants, our credit facilities may be terminated or come due and such event may cause our credit rating to deteriorate and subject Brookfield Renewable to higher interest and financing costs. From time to time, we also acquire businesses and assets that have debt obligations that are in default. We may also be required to seek additional debt financing on terms that include more restrictive covenants and/or higher interest rates, require repayment on an accelerated schedule or impose other obligations that limit our ability to grow our business, acquire needed assets or take other actions that we might otherwise consider appropriate or desirable.
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
Debt incurred at multiple levels within the chain of control could exacerbate the separation of economic interest from controlling interest at such levels, thereby creating an incentive to leverage us and our investments. Any such increase in debt would also make us more sensitive to declines in revenues, increases in expenses and interest rates and adverse market conditions. The servicing of any such debt would also reduce the amount of funds available to pay distributions to us and ultimately to our Unitholders.
We use leverage and such indebtedness may result in our partnership or our operating businesses being subject to certain covenants that restrict our ability to engage in certain types of activities or to make distributions to equity.
Many of our operating subsidiaries have entered into or will enter into credit facilities or have incurred or will incur other forms of debt, including to finance acquisitions. The total quantum of exposure to debt within our partnership is significant, and our partnership may become more leveraged in the future. Leveraged assets are more sensitive to declines in revenues, increases in expenses and interest rates and adverse economic market and industry developments. A leveraged partnership’s income and net assets also tend to increase or decrease at a greater rate than would otherwise be the case if money had not been borrowed. As a result, the risk of loss associated with a leveraged partnership, all other things being equal, is generally greater than for partnerships with comparatively less debt. In addition, the use of indebtedness in connection with an acquisition may give rise to negative tax consequences to certain investors. Leverage may also result in a requirement for short-term liquidity, which may force the sale of assets at times of low demand and/prices for such assets. This may mean that our partnership is unable to realize fair value for the assets in a sale.

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
Our growth initiatives may be subject to a number of closing conditions, including, as applicable, third-party consents, regulatory approvals (including from competition authorities) and other third-party approvals or actions that are beyond our control. In particular, many jurisdictions in which we seek to invest impose government consent requirements on investments by foreign persons. Consents and approvals may not be obtained, may be obtained subject to conditions which adversely affect anticipated returns, and/or may be delayed and delay or ultimately preclude the completion of acquisitions, dispositions and other transactions. Government policies and attitudes in relation to foreign investment may change, making it more difficult to complete acquisitions, dispositions and other transactions in such jurisdictions. Furthermore, interested stakeholders could take legal steps to prevent transactions from being completed. We may also be unable to secure financing on acceptable terms (or at all) for our proposed acquisitions.
For example, in October 2022, Brookfield Renewable, together with institutional partners, agreed to form a strategic partnership with Cameco to acquire 100% of Westinghouse for an aggregate equity investment of approximately $4.5 billion (up to $750 million net to Brookfield Renewable). Although we expect closing conditions to be satisfied and regulatory approvals received on the terms contemplated, we can provide no assurance that the proposed acquisition will be completed on the anticipated timeframe and terms contemplated, or at all.
If all or some of our acquisitions and other transactions are unable to be completed on the terms agreed, we may need to modify or delay or, in some cases, abandon these transactions altogether (which may result in the payment of significant break-up fees). If we are unable to achieve the expected benefits of transactions, the market value of our units may decline.
Our operations in the future may be different from our current business, including through future sustainable solutions investments.

Our operations today include hydroelectric, wind, utility solar and distributed generation power generation as well as biomass power generation, cogeneration and storage businesses in North and South America, Europe and Asia, and we have announced but not closed an investment in a nuclear services business, Westinghouse. Our development pipeline includes renewable power generation projects as well as CCS, RNG and recycling projects. We may acquire interests in other businesses, and we may seek to divest of certain of our existing operations in the future. In addition, pursuant to the Relationship Agreement with Brookfield, Brookfield may (but is not required to) offer us the opportunity to acquire: (i) an integrated utility even if a significant component of such utility’s operations consist of a non-renewable power generation operation or development, such as a power generation operation that uses coal or natural gas, (ii) a portfolio of power operations, even if a significant component of such portfolio’s operations consist of non-renewable power generation, or (iii) renewable power generation operations or developments that comprise part of a broader enterprise.
In addition, we believe that our relationship with Brookfield means that we are well positioned to execute on what Brookfield has identified as the multi-decade opportunity to advance decarbonization and assist with the transition of global electricity grids to a more sustainable future. We continue to expect that future clean energy acquisitions identified by Brookfield may be funded with commitments pursuant to Brookfield sponsored funds and that Brookfield Renewable would fund Brookfield’s participation in such funds where renewable power or other energy transition investments are made by such funds. We expect this would be the case even if such energy transition investments differ from our investments in operating and development stage renewable power generation that have to date been our primary focus. These energy transition investments may include investments in nuclear services, CCS, RNG, recycling, offshore wind generation, hydrogen and ammonia production and investments focused on enhancing the energy efficiency of existing infrastructure, among others.
Such energy transition investments may include businesses that at the time of the acquisition are relatively carbon-intensive, including power generation from thermal facilities (including coal fired generation), with the goal of transitioning them to a less carbon intensive model over time. The success of any such transition plan would depend on a number of factors outside of our control and even if successful, may still require the operation of carbon intensive and other non-renewable power generation assets for an extended period of time. Accordingly, the risks associated with our current operations may differ materially from those associated with our future operations.
The completion of new acquisitions can have the effect of significantly increasing the scale and scope of our operations, including operations in new geographic areas and industry sectors, and the Service Provider may have difficulty managing these additional operations. In addition, acquisitions involve risks to our business.
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
Future acquisitions will likely involve some or all of the following risks, which could materially and adversely affect our business, financial condition or results of operations: the difficulty of integrating the acquired operations and personnel into our current operations; potential disruption of our current operations; diversion of resources, including Brookfield’s time and attention; the difficulty of managing the growth of a larger organization; the risk of entering markets in which we have little experience; the risk of becoming involved in labor, commercial or regulatory disputes or litigation related to the new enterprise; risk of environmental or other liabilities associated with the acquired business; and the risk of a change of control resulting from an acquisition triggering rights of third parties or government agencies under contracts with, or authorizations held by the operating business being acquired. While it is our practice to conduct extensive due diligence investigations into businesses being acquired, it is possible that due diligence may fail to uncover all material risks in the business being acquired, or to identify a change of control trigger in a material contract or authorization, or that a contractual counterparty or government agency may take a different view on the interpretation of such a provision to that taken by Brookfield Renewable, thereby resulting in a dispute. The discovery of any material liabilities subsequent to an acquisition, as well as the failure of an acquisition to perform according to expectations, could have an adverse effect on our business, financial condition and results of operations. In addition, if returns are lower than anticipated from new acquisitions, we may not be able to achieve growth in our distributions in line with our stated goals and the market value of our securities may decline.
Not all of the projects in our development pipeline will achieve commercial operation.
We have a large development pipeline that includes projects at different levels of advancement, from early stage projects which may not yet have the permits, licenses or other government approvals that are required, to later stage projects that we believe have a path to construction readiness, to under-construction projects that are in the process of being built. Our development pipeline also includes projects that we don’t own 100% of or, in certain circumstances, control. While the likelihood of a project being built increases when it receives, for example, required permits, licenses or other government approvals, when it signs construction and equipment supply agreements, and when it signs an offtake agreement, there can be no assurance that any one or a specific percentage of the projects in our development pipeline will be built or on what timeline.
Our ability to realize our development growth plans is dependent on our ability to develop existing sites, to repower existing projects that are nearing the end of their useful lives, and to find new sites suitable for development into viable projects. Our ability to maintain a development permit often requires specific development steps to be undertaken. Successful development of renewable power projects is typically dependent on a number of factors, including: the ability to secure or renew our rights to an attractive site on reasonable terms, often following lengthy negotiations and/or competitive bidding processes; accurately measuring resource availability at levels deemed economically attractive for continued project development; the ability to secure new or renewed approvals, licenses and permits; the acceptance of local stakeholders, including in some cases, Indigenous peoples; the ability to secure transmission interconnection access or agreements; the ability to successfully integrate new projects or technologies into existing assets; the ability to acquire suitable labor, equipment and construction services on acceptable terms; the ability to attract construction project financing; and the ability to secure a long-term PPA or other sales contract on reasonable terms. Each of these factors can be critical in determining whether or not a particular development project might ultimately be suitable for construction and some of these factors are outside of our control. Failure to achieve any one of these elements may prevent the development and construction of a project, or otherwise cause such project to become obligated to make delay or termination payments or become obligated for other damages under contracts, experience the loss of tax credits or tax incentives, or experience diminished returns. When this occurs we may lose all of our investment in development expenditures and may ultimately be required to write-off project development assets and costs.
Our ability to develop power projects is subject to construction risks and risks associated with the arrangements we enter into with communities and joint venture partners.
Our ability to develop an economically successful project, whether as a greenfield project or by way of a repowering of an existing project, is dependent on, among other things, our ability to construct a particular project on-time and on-budget. The construction and development of generating facilities is subject to environmental, engineering and construction risks that could result in cost-overruns, delays and reduced performance. A number of factors that could cause such delays, cost over-runs or reduced performance include, but are not limited to, changes in local laws or difficulties in obtaining permits, rights of way or approvals, changing engineering and design requirements, construction costs exceeding estimates for various reasons, including inaccurate engineering and planning, failures to properly estimate the cost of raw materials, components, equipment, labor or the inability to timely obtain them, unanticipated problems with project start-up, the performance of contractors, the insolvency of the head contractor, a major subcontractor and/or a key equipment supplier, labor disruptions, inclement weather, defects in design, engineering or construction (including, without limitation, latent defects that do not materialize during an applicable warranty or limitation period) and project modifications. A delay in the projected completion of a project can result in a material increase in total project construction costs through higher capitalized interest charges, additional labor and other expenses and a resultant delay in the commencement of cash flow. In addition, such unexpected issues may result in increased debt service costs, operations and maintenance expenses and damage payments for late delivery or the failure to meet agreed upon generation levels. This may result in an inability of the project to meet the higher interest and principal repayments arising from the additional debt required. Protracted delays could also result in a given project being in default of other terms of any applicable construction financing arrangements.

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
We may enter into various types of arrangements with communities and joint venture partners, including in some cases, Indigenous peoples, for the development of projects. In some circumstances, we may be required to notify, consult, or obtain the consent of certain stakeholders, such as Indigenous peoples, landowners and/or municipalities. In some jurisdictions, it may be possible to claim Indigenous rights to land and the existence or declaration of Indigenous title may affect the existing or future activities of our projects and impact their business, financial condition and results of operations. In Canada, for example, courts have recognized that Indigenous peoples possess constitutionally protected rights in respect of land used or occupied by their ancestors where treaties have not been concluded to deal with these rights. Certain of these communities and partners may have or may develop interests or objectives which are different from or even in conflict with our objectives. Any such differences could have a negative impact on the success of our projects.
Some of our investments and current operations are structured as joint ventures, partnerships, consortiums or structured arrangements, and we intend to continue to operate in this manner in the future, which may reduce Brookfield’s and our influence over such operating subsidiaries and partners and may subject us to additional obligations and risks.
Some of our investments and operations are structured as joint ventures, partnerships and consortium arrangements, including our investment in Isagen, our joint venture for X-Elio and our announced but not yet closed joint venture for Westinghouse. An integral part of our strategy is to participate with institutional investors in Brookfield-sponsored or co-sponsored consortiums and as a partner in or alongside Brookfield-sponsored or co-sponsored partnerships that target acquisitions that suit our profile. These arrangements are driven by the magnitude of capital required to complete acquisitions of generating assets, strategic partnering arrangements to access operating expertise and other industry-wide trends that we believe will continue. Such arrangements involve risks not present where a third party is not involved, including the possibility that partners or co-venturers might become bankrupt or otherwise fail to fund their share of required capital contributions. Additionally, partners or co-venturers might at any time have economic or other business interests or goals different from us and Brookfield. We may also, together with institutional partners, make non-controlled structured preferred equity or debt investments (“structured investments”) in businesses that feature asset classes or technologies that are at an early stage of development, such as our structured investments in LanzaTech NZ Inc. and California Bioenergy LLC.
While our strategy is to structure these arrangements to afford us certain protective rights in relation to operating and financing activities, joint ventures, partnerships, consortium and structured investments may provide for a reduced level of influence over an acquired company because governance rights are shared with others or such protective rights do not otherwise provide us with direct operational control over the underlying business. Accordingly, decisions relating to the underlying operations and financing activities, including decisions relating to management and operations, the investment of capital within the arrangement and the timing and nature of any exit, will be made by a majority or supermajority vote of the investors, by separate agreements that are reached with respect to individual decisions or, in the case of a structured investment, by agreement with the applicable counterparty. For example, although we own a controlling stake in our consortium's interest in Isagen, the arrangements in place with our consortium partners require super majority approval of the consortium for certain actions with respect to our investment in Isagen and our influence over its business operations. In addition, our ability to continue to exercise control over Isagen depends on Brookfield (including Brookfield Renewable) maintaining certain ownership thresholds in the entity entitled to appoint the Isagen board of directors. See Item 4.B “Business Overview — South American Business”.
As a further example, when we participate with institutional partners in Brookfield-sponsored or co-sponsored consortiums for asset acquisitions and as a partner in or alongside Brookfield-sponsored or co-sponsored partnerships, there is often a finite term to the investment or a date after which partners are granted liquidity rights, which may lead to the investment being sold prior to the date we would otherwise choose. In addition, such operations may be subject to the risk that other investors may make business, financial or management decisions with which we do not agree, or a management team may take risks or otherwise act in a manner that does not serve our interests. We also may make commitments to invest funds in support of the development or other activities of the applicable company that extend over time. Because we may have a reduced level of influence over such operations, we may not be able to realize some or all of the benefits that we believe will be created from our and Brookfield’s involvement. If any of the foregoing were to occur, our business, financial condition and results of operations could suffer as a result.
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
We are subject to the risk of geopolitical uncertainties in all jurisdictions in which we operate. We make investments in businesses globally and we can pursue investments in new, non-core markets, which may expose us to additional risks. We may not properly adjust to the local culture and business practices in such markets, and there is the prospect that we may hire personnel or partner with local persons who might not comply with our culture and ethical business practices; either scenario could result in the failure of our initiatives in new markets and lead to financial losses for us and our managed entities. There are risks of political instability in several of the jurisdictions in which we conduct business, including, for example, from factors such as political conflict, tariffs, income inequality, refugee migration, terrorism, the potential break-up of countries or political-economic unions, and political corruption. For example, the conflict between Russia and Ukraine and the related sanctions imposed to date in response have created uncertainty in the global financial system, increased fuel prices, amplified existing supply chain challenges and heightened cybersecurity disruptions and threats.
While recent energy market volatility in Europe has not directly adversely impacted Brookfield Renewable’s business (principally because our facilities in Europe rely on renewable inputs like wind and sunshine rather than inputs with volatile prices like gas and coal) the rising cost of power has generally increased the costs of conducting business in Europe and caused economic hardship and uncertainty and political tensions in the countries in which we operate. Further economic and political instability and the escalation or expansion of armed conflict in Eastern Europe, or elsewhere in the world, could result in local, regional and/or global instability that could adversely impact our business. The materialization of one or more of these risks could negatively affect our financial performance.
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
We may occasionally make investments in securities, including the publicly listed securities of other companies, the value of which could decline due to factors beyond our control.
Brookfield may periodically recommend that we make investments in securities, including the publicly traded securities or debt of other companies. For example, in February 2021, we acquired, together with our institutional partners, an initial approximately 23% interest in Polenergia, a public company listed on the Warsaw Stock Exchange and in February 2022 we, together with our institutional partners, subscribed for additional shares in Polenergia which increased our total interest in Polenergia to 32% (8% net to Brookfield Renewable). Investments in publicly traded securities are particularly subject to market volatility and market disruptions, and our investments in securities generally may be subject to changes in interest and currency exchange rates, equity prices and other economic and business factors beyond our control. In addition, at the time of any sales and settlements of securities, the price we ultimately realize will depend on demand and liquidity in the market at that time and may be materially lower than their current fair value. Similarly, some investments in securities, such as a minority position held in a private company, may be illiquid, which in turn may result in our inability to exit the investment on favorable terms or at all. For example, in 2022, Brookfield Renewable sold a portfolio of investments, which included partial interests in consolidated subsidiaries, with an approximate fair value of $388 million, to an affiliate of Brookfield in exchange for securities of equal value. This portfolio of investments represented seed assets in a new product offering that Brookfield will be marketing and selling to third party investors, which at that time will provide Brookfield Renewable the opportunity to, subject to certain conditions, monetize the securities to generate liquidity. However, there can be no assurance on what timeline the conditions to monetization will be met. While investments in securities are not expected to account for a large portion of Brookfield Renewable's investments generally, a decline in the value of such securities could result in returns that are lower than anticipated or even in the investment being lost completely, which could mean that we are not be able to achieve growth in our distributions in line with our stated goals and the market value of our securities may decline.
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

A subsidiary of Brookfield Corporation is the sole shareholder of the Managing General Partner. As a result of its ownership of the Managing General Partner, Brookfield is able to control the appointment and removal of the Managing General Partner’s directors and, accordingly, exercise substantial influence over Brookfield Renewable. In addition, BEP holds its interest in the Operating Entities indirectly through BRELP and will hold any future acquisitions indirectly through BRELP, the general partner of which is indirectly owned by Brookfield Corporation. As BEP’s only substantial assets are the limited partnership interests and preferred limited partnership interests that it holds in BRELP, except for rights under the Voting Agreement, BEP does not have a right to participate directly in the management or activities of BRELP or the Holding Entities, including with respect to the making of decisions (although it has the right to remove and replace the BRELP GP LP).
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
Our ability to grow through acquisitions depends on Brookfield’s ability to identify and present us with acquisition opportunities. Brookfield established Brookfield Renewable to hold and acquire, directly or indirectly, renewable power generating operations and development projects on a global basis. However, Brookfield’s obligations to us under the Master Services Agreement and the Relationship Agreement are subject to a number of exceptions and Brookfield has no obligation to source acquisition opportunities specifically for us. In addition, Brookfield has not agreed to commit any minimum level of dedicated resources to Brookfield Renewable for the pursuit of renewable power-related acquisitions or transition investments. There are a number of factors which could materially and adversely impact the extent to which suitable acquisition opportunities are made available by Brookfield, for example:
•it is an integral part of Brookfield’s (and our) strategy to pursue the acquisition or development of clean energy assets through consortium arrangements with institutional partners, strategic partners and/or financial sponsors and to form partnerships (including private funds, joint ventures and similar arrangements) to pursue such acquisitions on a specialized or global basis. Although Brookfield has agreed that it will not enter any such arrangements that are suitable for us without giving us an opportunity to participate in them, there is no minimum level of participation to which we will be entitled;
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
Our Master Services Agreement and our other arrangements with Brookfield do not impose on Brookfield any duty (statutory or otherwise) to act in the best interests of the Service Recipients, nor do they impose other duties that are fiduciary in nature. As a result, the Managing General Partner, a wholly-owned subsidiary of Brookfield Corporation, in its capacity as our general partner, will have sole authority to enforce the terms of such agreements and to consent to any waiver, modification or amendment of their provisions in accordance with our Conflicts Protocols.
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

This relationship may give rise to conflicts of interest between us and our Unitholders, on the one hand, and Brookfield, on the other, as Brookfield’s interests may differ from the interests of Brookfield Renewable and our Unitholders. The Managing General Partner, the sole shareholder of which is an affiliate of Brookfield Corporation, has sole authority to determine whether we will make distributions, the amount of distributions on our Units and the timing of these distributions. The arrangements we have with Brookfield may create an incentive for Brookfield to take actions which would have the effect of increasing distributions on our LP units and fees payable to it, which may be to the detriment of Brookfield Renewable and our Unitholders. For example, because the Base Management Fee is calculated based on the Total Capitalization Value it may create an incentive for Brookfield to increase or maintain the Total Capitalization Value over the near-term when other actions may be more favorable to us or our Unitholders. Similarly, Brookfield may take actions to increase our distributions on our LP units in order to ensure Brookfield is paid incentive distributions in the near-term when other investments or actions may be more favorable to us or our Unitholders. Also, through Brookfield’s ownership of our LP units and the Redeemable/Exchangeable partnership units, it currently has an effective economic interest in our business of approximately 48%, on a fully-exchanged basis (assuming the exchange of all of the outstanding Redeemable/Exchangeable Partnership units and BEPC exchangeable shares) and therefore may be motivated to increase distributions payable to our LP unitholders and thereby to Brookfield.
We are not entitled to terminate the Master Services Agreement. Only the Managing General Partner may terminate the Master Services Agreement, and it may be unable or unwilling to do so.
We are not entitled to terminate the Master Services Agreement. Only the Managing General Partner may terminate the Master Services Agreement, and it may be unable or unwilling to do so. The Master Services Agreement provides that the Service Recipients may terminate the agreement only if: the Service Provider defaults in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to the Service Recipients and the default continues unremedied for a period of sixty (60) days after written notice of the breach is given to the Service Provider; the Service Provider engages in any act of fraud, misappropriation of funds or embezzlement against any Service Recipient that results in material harm to Brookfield Renewable; the Service Provider is grossly negligent in the performance of their duties under the agreement and such negligence results in material harm to the Service Recipients; or upon the happening of certain events relating to the bankruptcy or insolvency of the Service Provider. The Master Services Agreement cannot be terminated for any other reason, including if the Service Provider or Brookfield Corporation experiences a change of control or due solely to the poor performance or under-performance of Brookfield Renewable’s operations or assets, and the agreement continues in perpetuity, until terminated in accordance with its terms. Because the Managing General Partner is an affiliate of Brookfield Corporation, it may be unwilling to terminate the Master Services Agreement, even in the case of a default. If the Service Provider’s performance does not meet the expectations of investors, and the Managing General Partner is unable or unwilling to terminate the Master Services Agreement, Brookfield Renewable is not entitled to terminate the agreement and the market price of our Units or the BEPC exchangeable shares could suffer. See Item 7.B “Related Party Transactions — Relationship Agreement” and Item 7.B “Related Party Transactions — Licensing Agreement”.
The liability of the Service Provider is limited under our arrangements with them and BEP and the other Service Recipients have agreed to indemnify the Service Provider against claims that it may face in connection with such arrangements, which may lead them to assume greater risks when making decisions relating to Brookfield Renewable than they otherwise would if acting solely for their own account.
Under the Master Services Agreement, the Service Provider has not assumed any responsibility other than to provide or arrange for the provision of the services described in the Master Services Agreement in good faith and will not be responsible for any action that Brookfield Renewable takes in following or declining to follow their advice or recommendations. The liability of the Service Provider under the Master Services Agreement is limited to the fullest extent permitted by law to conduct involving bad faith, fraud or willful misconduct or, in the case of a criminal matter, action that was known to have been unlawful, except that the Service Provider is also liable for liabilities arising from gross negligence. In addition, BEP and the other Service Recipients have agreed to indemnify the Service Provider to the fullest extent permitted by law from and against any claims, liabilities, losses, damages, costs or expenses incurred by an indemnified person or threatened in connection with our operations, investments and activities or in respect of or arising from the Master Services Agreement or the services provided by the Service Provider, except to the extent that the claims, liabilities, losses, damages, costs or expenses are determined to have resulted from the conduct in respect of which such persons have liability as described above. These protections may result in the Service Provider tolerating greater risks when making decisions than otherwise would be the case, including when determining whether to use leverage in connection with acquisitions. The indemnification arrangements to which the Service Provider is a party may also give rise to legal claims for indemnification that are adverse to Brookfield Renewable and our Unitholders.
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
The amount of cash we can distribute to our Unitholders depends upon the amount of cash we receive from BRELP and, indirectly, the Holding Entities and the Operating Entities. The amount of cash BRELP, the Holding Entities and the Operating Entities generate will fluctuate from quarter to quarter and will depend upon, among other things, the weather in the jurisdictions in which they operate, the level of their operating costs and prevailing economic conditions. In addition, the actual amount of cash we will have available for distribution will also depend on other factors, such as: the level of costs related to litigation and regulatory compliance matters; the cost of acquisitions, if any; the ability of our assets to achieve long-term average generation; fluctuations in our working capital needs; rising interest rates and other factors which could increase our debt service requirements; our ability to borrow under our credit facilities; our ability to access capital markets; restrictions on distributions contained in our debt agreements; and the amount, if any, of cash reserves established by our Managing General Partner in its discretion for the proper conduct of our business. As a result of all these factors, we cannot guarantee that we will have sufficient available cash to pay a specific level of cash distributions to our Unitholders. Furthermore, our Unitholders should be aware that the amount of cash we have available for distribution depends primarily upon the cash flow of BRELP, the Holding Entities and the Operating Entities, and is not solely a function of profitability, which is affected by non-cash items. As a result, we may declare and/or pay cash distributions on our Units during periods when we record net losses.
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

Under the Amended and Restated Limited Partnership Agreement of BEP, BEP may issue additional partnership securities, including LP units, Preferred Units, securities exchangeable into LP units (including BEPC exchangeable shares) and options, rights, warrants and appreciation rights relating to partnership securities for any purpose and for such consideration and on such terms and conditions as the Managing General Partner may determine. The Managing General Partner’s board of directors will be able to determine the class, designations, preferences, rights, powers and duties of any additional partnership securities, including any rights to share in BEP’s profits, losses and distributions, any rights to receive partnership assets upon a dissolution or liquidation of BEP and any redemption, conversion and exchange rights. The Managing General Partner may use such authority to issue additional LP units, Preferred Units, or securities exchangeable into LP units, which could dilute holders of our LP units, or to issue securities with rights and privileges that are more favorable than those of our LP units or Preferred Units. The sale or issuance of LP units, Preferred Units or securities exchangeable into LP units, or the perception of such sales, issuances or exchanges, could depress the trading price of the LP units or Preferred Units and impair our ability to raise capital through the sale of additional LP units or Preferred Units. There are approximately 172,229,046 BEPC exchangeable shares outstanding, each of which may be exchanged for our LP units in accordance with their terms. We cannot predict the effect that future sales or issuances of LP units, Preferred Units or securities exchangeable into LP units, or the perception of such sales, issuances or exchanges, would have on the market price of the LP units or Preferred Units. Holders of Units do not have any preemptive right or any right to consent to or otherwise approve the issuance of any such securities or the terms on which any such securities may be issued.
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
We anticipate that the only distributions we will receive in respect of our limited partnership interests in BRELP will consist of amounts that are intended to assist us in making distributions to our LP unitholders in accordance with our distribution policy, to our Preferred Unitholders in accordance with the terms of our Preferred Units and to allow us to pay expenses as they become due. See Item 4.B “Business Overview – Our LP Unit Distribution Reinvestment Plan”.
Our payout ratio may in some periods exceed our target. If this were to occur for a sustained period of time, it could impact our ability to maintain or grow our distributions to Unitholders.
BEP’s payout ratio is a measure of its ability to make cash distributions to Unitholders. BEP targets a long-term payout ratio of 70% of Funds From Operations. From time to time BEP’s payout ratio may exceed this target, during periods of lower generation or lower merchant power prices or combination thereof. Because our business is partly dependent on generation conditions and merchant power prices, as well as other factors beyond our control, it is possible that our payout ratio may remain above our target for a sustained period. If this were to occur, it could impact our ability to maintain or grow our distributions to Unitholders in line with our stated targets.
Risks Relating to Taxation
General
Changes in tax law and practice may have a material adverse effect on the operations of BEP, the Holding Entities, and the Operating Entities and, as a consequence, the value of BEP’s assets and the net amount of distributions payable to LP unitholders.
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
BEP’s ability to make distributions depends on it receiving sufficient cash distributions from its underlying operations, and BEP cannot assure LP unitholders that it will be able to make cash distributions to them in amounts that are sufficient to fund their tax liabilities, in which case certain LP unitholders may be required to pay income taxes on their share of BEP’s income even though they have not received sufficient cash distributions from BEP to do so.
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
In general, an LP unitholder that is subject to income tax in Canada or the United States must include in income its allocable share of BEP’s items of income, gain, loss and deduction (including, so long as it is treated as a partnership for tax purposes, BEP’s allocable share of those items of BRELP) for each of BEP’s fiscal years ending with or within such LP unitholder’s tax year. See Item 10.E “Taxation — Certain Material Canadian Federal Income Tax Considerations” and “Taxation — Certain Material U.S. Federal Income Tax Considerations”. However, the cash distributed to an LP unitholder may not be sufficient to pay the full amount of such LP unitholder’s tax liability in respect of its investment in BEP, because each LP unitholder’s tax liability depends on such holder’s particular tax situation. If BEP is unable to distribute cash in amounts that are sufficient to fund our LP unitholders’ tax liabilities, each of our LP unitholders will still be required to pay income taxes on its share of BEP’s taxable income.
As a result of holding LP units, LP unitholders may be subject to U.S. state, local or non-U.S. taxes and return filing obligations in jurisdictions in which they are not resident for tax purposes or otherwise not subject to tax.
LP unitholders may be subject to U.S. state, local, and non-U.S. taxes, including unincorporated business taxes and estate, inheritance or intangible taxes that are imposed by the various jurisdictions in which BEP entities do business or own property now or in the future, even if LP unitholders do not reside in any of those jurisdictions. LP unitholders may be required to file income tax returns and pay income taxes in some or all of these jurisdictions. Further, LP unitholders may be subject to penalties for failure to comply with these requirements. Although BEP will attempt, to the extent reasonably practicable, to structure BEP operations and investments so as to minimize income tax filing obligations by LP unitholders in such jurisdictions, there may be circumstances in which BEP is unable to do so. It is the responsibility of each LP unitholder to file all U.S. federal, state, local and non-U.S. tax returns that may be required of such LP unitholder.
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
The Managing General Partner and the BRELP General Partner believe the Base Management Fee and any other amount that is paid to the Service Provider will be commensurate with the value of the services being provided by the Service Provider and comparable to the fees or other amounts that would be agreed to in an arm’s length arrangement. However, no assurance can be given in this regard.
If the relevant tax authority were to assert that an adjustment should be made under the transfer pricing rules to an amount that is relevant to the computation of the income of BRELP or BEP, such assertion could result in adjustments to amounts of income (or loss) allocated to our LP unitholders by BEP for tax purposes. In addition, we might also be liable for transfer pricing penalties in respect of transfer pricing adjustments unless reasonable efforts were made to determine, and use, arm’s length transfer prices. Generally, reasonable efforts in this regard are only considered to be made if contemporaneous documentation has been prepared in respect of such transactions or arrangements that support the transfer pricing methodology.
For Canadian tax purposes, that general tax risks described above are equally relevant to Preferred Unitholders in respect of their Preferred Units.
The IRS or the CRA may not agree with certain assumptions and conventions that BEP uses in order to comply with applicable U.S. and Canadian federal income tax laws or that BEP uses to report income, gain, loss, deduction and credit to LP unitholders.
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
The value of LP units to LP unitholders will depend in part on the treatment of BEP and BRELP as partnerships for U.S. federal income tax purposes. However, in order for BEP to be treated as a partnership for U.S. federal income tax purposes, under present law, 90% or more of BEP’s gross income for every taxable year must consist of qualifying income, as defined in Section 7704 of the U.S. Internal Revenue Code, and the partnership must not be required to register, if it were a U.S. corporation, as an investment company under the Investment Company Act and related rules. Although the Managing General Partner intends to manage BEP’s affairs so that BEP will not need to be registered as an investment company if it were a U.S. corporation and so that it will meet the 90% test described above in each taxable year, there can be no assurance that BEP will meet these requirements, or current law may change so as to cause, in either event, BEP to be treated as a corporation for U.S. federal income tax purposes. If BEP (or BRELP) were treated as a corporation for U.S. federal income tax purposes, adverse U.S. federal income tax consequences could result for LP unitholders and BEP (or BRELP, as applicable), as described in greater detail in Item 10.E “Taxation — Certain Material U.S. Federal Income Tax Considerations — Partnership Status of BEP and BRELP”.
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
The Managing General Partner and the BRELP General Partner intend to use commercially reasonable efforts to structure the activities of BEP and BRELP, respectively, to avoid generating income connected with the conduct of a trade or business (which income generally would constitute “unrelated business taxable income” (“UBTI”) to the extent allocated to a tax-exempt organization). However, no assurance can be provided that neither BEP nor BRELP will generate UBTI in the future. In particular, UBTI includes income attributable to debt-financed property, and neither BEP nor BRELP is prohibited from financing the acquisition of property with debt. In addition, even if indebtedness were not used by BEP or BRELP to acquire property but were instead used to fund distributions to LP unitholders, if a tax-exempt organization were to use such proceeds to make an investment outside BEP, the IRS could assert that such investment constituted debt-financed property to such LP unitholder. The potential for income to be characterized as UBTI could make LP units an unsuitable investment for a tax-exempt organization. Each tax-exempt organization should consult its own tax adviser to determine the U.S. federal income tax consequences with respect to an investment in LP units.
If BEP were engaged in a U.S. trade or business, non-U.S. persons would face certain adverse U.S. tax consequences from owning LP units.

The Managing General Partner and the BRELP General Partner intend to use commercially reasonable efforts to structure the activities of BEP and BRELP, respectively, to avoid generating income treated as effectively connected with a U.S. trade or business, including effectively connected income attributable to the sale of a “United States real property interest”, as defined in the U.S. Internal Revenue Code. If, contrary to the Managing General Partner’s expectations, BEP is considered to be engaged in a U.S. trade or business or realizes gain from the sale or other disposition of a U.S. real property interest, non-U.S. Holders generally would be required to file U.S. federal income tax returns and pay U.S. federal income tax at the regular graduated rates, and distributions to non-U.S. Holders could be subject to U.S. federal withholding tax at the highest applicable effective tax rates. If, contrary to expectation, BEP were engaged in a U.S. trade or business, then gain or loss from the sale of LP units by a Non-U.S. Holder would be treated as effectively connected with such trade or business to the extent that such Non-U.S. Holder would have had effectively connected gain or loss had BEP sold all of its assets at their fair market value as of the date of such sale. In such case, any such effectively connected gain generally would be taxable at the regular graduated rates, and the amount realized from such sale generally would be subject to a 10% U.S. federal withholding tax. Each Non-U.S. Holder should consult its own tax adviser to determine the U.S. federal income tax consequences with respect to an investment in LP units.
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
LP unitholders taxable in the United States may be viewed as holding an indirect interest in an entity classified as a “passive foreign investment company” for U.S. federal income tax purposes.
U.S. Holders may face adverse U.S. tax consequences arising from the ownership of a direct or indirect interest in an entity classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. Based on the organizational structure of BEP, as well as BEP’s expected income and assets, the Managing General Partner and the BRELP General Partner currently believe that a U.S. Holder is unlikely to be regarded as owning an interest in a PFIC solely by reason of owning LP units during the taxable year ending December 31, 2023. However, there can be no assurance that an existing BEP entity or a future entity in which BEP acquires an interest will not be classified as a PFIC with respect to a U.S. Holder, because PFIC status is a factual determination that depends on the assets and income of a given entity and must be made on an annual basis. In general, gain realized by a U.S. Holder from the sale of stock of a PFIC is subject to tax at ordinary income rates, and an interest charge generally applies. Alternatively, a U.S. Holder that makes certain elections with respect to a direct or indirect interest in a PFIC may be required to recognize taxable income prior to the receipt of cash relating to such income. The adverse consequences of owning an interest in a PFIC, as well as certain tax elections for mitigating these adverse consequences, are described in greater detail in Item 10.E “Taxation — Certain Material U.S. Federal Income Tax Considerations — Consequences to U.S. Holders — Passive Foreign Investment Companies”. Each U.S. Holder should consult its own tax adviser regarding the implication of the PFIC rules for an investment in LP units.
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
The U.S. federal income tax treatment of LP unitholders depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. LP unitholders should be aware that the U.S. federal income tax rules, particularly those applicable to partnerships, are constantly under review by the Congressional tax-writing committees and other persons involved in the legislative process, the IRS, the U.S. Treasury Department and the courts, frequently resulting in revised interpretations of established concepts, statutory changes, revisions to regulations and other modifications and interpretations, any of which could adversely affect the value of LP units and be effective on a retroactive basis. For example, changes to the U.S. federal tax laws and interpretations thereof could make it more difficult or impossible for BEP to be treated as a partnership that is not taxable as a corporation for U.S. federal income tax purposes, change the character or treatment of portions of BEP’s income, reduce the net amount of distributions available to LP unitholders, or otherwise affect the tax considerations of owning LP units. In addition, BEP’s organizational documents and agreements permit the Managing General Partner to modify the Amended and Restated Limited Partnership Agreement of BEP from time to time, without the consent of our LP unitholders, to address such changes. In some circumstances, such revisions could have an adverse impact on some or all LP unitholders.
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
Under FATCA, a 30% withholding tax may apply to certain payments of U.S.-source income made to BEP, BRELP, the Holding Entities, or the Operating Entities, or by BEP to an LP unitholder under certain circumstances, unless certain requirements are met, as described in greater detail in Item 10.E “Taxation – Certain Material U.S. Federal Income Tax Considerations – Administrative Matters – Foreign Account Tax Compliance”. To ensure compliance with FATCA, information regarding certain LP unitholders’ ownership of our LP units may be reported to the U.S. Internal Revenue Service or to a non-U.S. governmental authority. Each of our LP unitholders should consult its own tax adviser regarding the consequences under FATCA of an investment in LP units.
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
Provided that our Units are listed on a “designated stock exchange” (as defined in the Tax Act, which currently includes the NYSE and the TSX), our Units will be “qualified investments” under the Tax Act for a trust governed by a registered retirement savings plan (“RRSP”), deferred profit sharing plan, registered retirement income fund (“RRIF”), registered education savings plan (“RESP”), registered disability savings plan (“RDSP”) and tax-free savings account (“TFSA”). However, there can be no assurance that our Units will continue to be listed on a “designated stock exchange”. There can also be no assurance that tax laws relating to “qualified investments” will not be changed. Taxes may be imposed in respect of the acquisition or holding of non-qualified investments by such registered plans and certain other taxpayers and with respect to the acquisition or holding of “prohibited investments” (as defined in the Tax Act) by an RRSP, RRIF, TFSA, RDSP or RESP.
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
BEP and BRELP will each be deemed to be a non-resident person in respect of certain amounts paid or credited or deemed to be paid or credited to them by a person resident or deemed to be resident in Canada, including dividends or interest. Dividends or interest (other than interest not subject to Canadian federal withholding tax) paid or deemed to be paid by a person resident or deemed to be resident in Canada to BRELP will be subject to withholding tax under Part XIII of the Tax Act at the rate of 25%. However, the CRA’s administrative practice in similar circumstances is to permit the rate of Canadian federal withholding tax applicable to such payments to be computed by looking through the partnership and taking into account the residency of the partners (including partners who are resident in Canada) and any reduced rates of Canadian federal withholding tax that any non-

resident limited partners may be entitled to under an applicable income tax treaty or convention, provided that the residency status and entitlement to treaty benefits can be established. In determining the rate of Canadian federal withholding tax applicable to amounts paid by the Holding Entities to BRELP, the Managing General Partner and the BRELP General Partner expect the Holding Entities to look-through BRELP and BEP to the residency of BEP’s partners (including partners who are resident in Canada) and to take into account any reduced rates of Canadian federal withholding tax that non-resident partners may be entitled to under an applicable income tax treaty or convention in order to determine the appropriate amount of Canadian federal withholding tax to withhold from dividends or interest paid to BRELP. However, there can be no assurance that the CRA will apply its administrative practice in this context. If the CRA’s administrative practice is not applied and the Holding Entities withhold Canadian federal withholding tax from applicable payments on a look-through basis, the Holding Entities may be liable for additional amounts of Canadian federal withholding tax plus any associated interest and penalties. Under the Canada-United States Tax Convention (1980) (the “Treaty”), a Canadian-resident payer is required in certain circumstances to look-through fiscally transparent partnerships, such as BEP and BRELP, to the residency and Treaty entitlements of their partners and take into account the reduced rates of Canadian federal withholding tax that such partners may be entitled to under the Treaty. Under the Amended and Restated Limited Partnership Agreement of BEP, the amount of any taxes withheld or paid by BEP, BRELP or the Holding Entities in respect of our Units may be treated either as a distribution to our Unitholders or as a general expense of BEP as determined by the Managing General Partner in its sole discretion. However, it is the current intention of the Managing General Partner to treat all such amounts as a distribution to our Unitholders.
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
General Risk Factors
Government policies providing incentives that we rely upon could change at any time.
Renewable power and sustainable solutions assets and businesses and the overall growth of the industries in which we operate have generally benefited from the support of state or provincial, national, supranational and international policies and incentives that promote and support investment. For example, the attractiveness of renewable energy to purchasers of a solar power project, as well as the economic return available to project sponsors, is often enhanced by such incentives. Similarly, CCS projects are economically viable in certain jurisdictions because of the existence of a government regulated price on carbon and, in other jurisdictions, because of tax or other government incentives favoring CCS project development. Particularly in light of political changes in certain jurisdictions, there is a risk that regulations that provide incentives for our renewable energy and sustainable solutions assets and businesses could change or expire in a manner that adversely impacts the market more generally. For example, the passage into law of the Inflation Reduction Act in August 2022 provided significant support for the renewables industry in the U.S., in large part by providing tax and other incentives to renewable and other energy transition projects. These incentives are not universally supported in the U.S. and there is a risk that these incentives could be revoked, and the Inflation Reduction Act repealed, which could have an adverse effect on businesses that relied on the act to make investment decisions. Political changes in the jurisdictions in which we operate might impact the competitiveness of clean energy generally and the economic value of certain of our projects in particular.
Inflationary pressures could adversely impact our businesses

Our operating businesses are impacted by rising inflationary pressures. Inflation rates in jurisdictions that we operate or invest in have increased significantly in 2022, rising above the target inflation ranges set by governing central banks. A significant portion of the upward pressure on prices has been attributed to the rising costs of labor, energy, food, motor vehicles and housing, as well as overall challenges involved in reopening and managing the economy throughout the COVID-19 pandemic and continuing global supply-chain disruptions. Inflation increases may or may not be transitory and future inflation may be impacted by labor market constraints reducing, supply-chain disruptions easing and commodity prices moderating. While inflation-linked PPAs in our portfolio provide significant protection against inflationary pressures, any sustained upward trajectory in the inflation rate may still have an impact on our business and our investors, and could impact our ability to source suitable investment opportunities, match or exceed prior investment strategy performance and secure attractive debt financing, all of which could adversely impact our operating businesses and our growth and capital recycling initiatives.
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
We rely on our infrastructure, controls, systems and personnel, as well as central groups focusing on enterprise-wide management of specific operational risks such as fraud, trading, outsourcing and business disruption, to manage the risk of illegal and corrupt acts or failed systems. We also rely on our employees and certain third parties to comply with our policies and processes as well as applicable laws. Specific programs, policies, standards, methodologies and training have been developed to support the management of these risks and, as we expand into new markets and make new investments, and as we have increased our focus on development activities, we update and implement our programs, policies, standards, methodologies and training to address the risks that we perceive. The failure to adequately identify or manage these risks could result in direct or indirect financial loss, regulatory censure and/or harm to the reputation of Brookfield Renewable. The acquisition of businesses with weak internal controls to manage the risk of illegal or corrupt acts may create additional risk of financial loss, regulatory censure and/or harm to the reputation of Brookfield Renewable. In addition, programs, policies, standards, methodologies and training, no matter how well designed, do not provide absolute assurance of effectiveness.
Our operations are highly regulated and may be exposed to increased regulation which could result in additional costs to Brookfield Renewable.
Our generation assets are subject to extensive regulation by various government agencies and regulatory bodies in different countries at the federal, regional, state, provincial and local level. As legal requirements frequently change and are subject to interpretation and discretion, we may be unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. Any new law, rule or regulation could require additional expenditure to achieve or maintain compliance or could adversely impact our ability to generate and deliver energy. Also, operations that are not currently regulated may become subject to regulation which could result in additional cost to our business. Further, changes in wholesale market structures or rules, such as generation curtailment requirements or limitations to access the power grid, could have an adverse effect on our ability to generate revenues from our facilities. For example, in North America, many of our assets are subject to the operating and market-

setting rules determined by independent system operators. These independent system operators could introduce rules that adversely impact our operations. With an increasing global focus and public sensitivity to environmental sustainability and environmental regulation becoming more stringent, we could also be subject to increasing environmental related responsibilities and more onerous permitting requirements. These changes may result in increased costs to our operations.
In addition, upon the expected closing of our announced investment in Westinghouse, we will be exposed, through Westinghouse, to complex new legal and regulatory regimes in respect of nuclear technology, including those administered by the U.S. Nuclear Regulatory Commission (the “NRC”), the U.S. Department of Energy and pursuant to state and foreign laws. The NRC and other regulators have granted licenses to certain of Westinghouse’s facilities which are necessary for the ongoing operations of such facilities. The NRC has the authority to issue notices of violation for violations of the Atomic Energy Act of 1954, the NRC regulations and conditions of licenses, certificates of compliance, or orders. The NRC also has the authority to impose civil penalties or additional requirements and to order cessation of operations for such violations. Penalties under the NRC regulations could include substantial fines, imposition of additional requirements or withdrawal or suspension of licenses or certificates. Any penalties imposed could have an adverse effect on Westinghouse’s nuclear technology services operations’ business, financial condition, and results of operations. The NRC also has the authority to issue new regulatory requirements or to change existing requirements. Changes to the regulatory requirements could also adversely affect Westinghouse’s business, financial condition, and results of operations. Westinghouse’s operations are also subject to U.S. Department of Energy regulations and contractual requirements, and certain of its facilities are regulated by various state laws. State or federal agencies may have the authority to impose civil penalties and additional requirements which could adversely affect Westinghouse’s business, financial condition, and results of operations. Changes in U.S. or foreign government policies and priorities can impact Westinghouse’s operations and the nuclear power industry in general. These include changes in interpretations of regulatory requirements, increased inspection or enforcement activities, changes in budgetary priorities, changes in tax laws and regulations and other actions. Any such changes could also adversely affect Westinghouse’s business, financial condition, and results of operations.
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
New regulatory initiatives related to ESG and/or changing market perception of our businesses could adversely impact our business.
While we believe that regulatory initiatives and market trends towards an increased focus on ESG are generally beneficial to the Partnership, any such regulatory initiatives also have the potential to adversely impact us. For example, regulatory initiatives seeking to reorient investment toward sustainability by regulating green financial products could have the effect of increasing burdensome disclosure requirements around ESG and prescribing approaches to ESG policies that are inconsistent with our current practices. If regulators disagree with our ESG disclosures, for example because they believe them to be incomplete or misleading, we may face regulatory enforcement action, and our business or reputation could be adversely affected. There is also a risk that a significant reorientation in the market following the implementation of any such measures could be adverse to our business if we are perceived to be presenting a product or business as having green or sustainable characteristics where this is not, in fact, the case (i.e., “greenwashing”). Additionally, compliance with any new regulations or laws generally increases our regulatory burden and could make compliance more difficult and expensive thereby adversely impacting our financial position.
There is also a risk that investor sentiment regarding which of our assets have desirable non-financial characteristics (related to decarbonization or otherwise) could change over time. This could include changing perceptions of which assets in our current portfolio are considered sustainable or ethical, and could result in assets, segments or businesses, or aspects thereof that we currently present as, for example, sustainable or ethical, being considered unsustainable or unethical by investors in the future. Changes in our business model that see us taking a more active approach to certain decarbonization investments could have a similar result. For example, the acquisition of coal-fired power plants or other carbon emitting assets could be negatively received by investors even if our publicly stated business plan for these assets is to seek to decarbonize them. Our business, reputation and the market price of our units could be adversely affected by any such changes in investor sentiment.
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
Uncertainty regarding LIBOR may adversely affect the interest we pay under certain of our indebtedness
The Financial Conduct Authority (“FCA”) in the United Kingdom ceased compelling banks to submit rates for calculation of LIBOR in 2021. In response, the Federal Reserve Board and the Federal Reserve Bank of New York organized the Alternative Reference Rates Committee which identified the Secured Overnight Financing Rate (“SOFR”) as its preferred alternative to USD-LIBOR in derivatives and other financial contracts. In November 2020, the ICE Benchmark Administration Limited, the benchmark administrator for USD LIBOR rates, proposed extending the publication of certain commonly-used USD LIBOR settings until June 30, 2023 and the FCA issued a statement supporting such proposal. It is not possible to predict the effect of these changes, including when LIBOR will cease to be available or when there will be sufficient liquidity in the SOFR markets.
Brookfield Renewable has certain outstanding debt and derivatives with variable rates that are indexed to LIBOR. The discontinuance of, or changes to, benchmark interest rates may require adjustments to agreements to which we and other market participants are parties, as well as to related systems and processes. In the transition from the use of LIBOR to SOFR or other alternatives, uncertainty exists as to the extent and manner of future changes may result in interest rates and/or payments that are higher than or lower than or that do not otherwise correlate over time with the interest rates and/or payments that would have been made on our obligations if LIBOR was available in its current form. Use of alternative interest rates or other LIBOR reforms could result in increased volatility or a tightening of credit markets which could adversely affect our ability to obtain cost-effective financing. In addition, the transition of our existing LIBOR financing agreements to alternative benchmarks may result in unanticipated changes to the overall interest rate paid on our liabilities. As at December 31, 2022, none of Brookfield Renewable’s floating rate borrowings has been adversely impacted by these reforms.
ITEM 4.    INFORMATION ON THE COMPANY
4.A    HISTORY AND DEVELOPMENT OF THE COMPANY
Overview
Brookfield Renewable owns one of the world’s largest, publicly traded, pure-play renewable power platforms. We invest in renewable power and sustainable solutions assets directly, as well as with institutional partners, joint venture partners and through other arrangements. Across our business, we leverage our extensive operating experience to maintain and enhance the value of assets, grow cash flows on an annual basis and cultivate positive relations with local stakeholders. We include operating assets for which we have access to a priority growth pipeline that if funded would provide us the opportunity to own a near-majority share of the business. Our global diversified portfolio of renewable power assets, which makes up over 98% of our business, has approximately 25,400 MW of operating capacity and annualized LTA generation of approximately 69,700 GWh and a development pipeline of approximately 110,000 MW.
Recently, we have been making prudent and structured investments in our sustainable solutions portfolio which is comprised of emerging transition asset classes where our initial investment positions us for potential future large-scale decarbonization investment. This portfolio includes investments in businesses that have an operating portfolio of 47 TMTPA of CCS, 3 million MMBtu of agricultural RNG operating production capacity annually and over 1 million tons of recycled materials. Our sustainable solutions development pipeline includes opportunities to invest in projects with up to 8 million MTPA of CCS, 19 MRFs that would result in 2 million tons of recycled materials and 70 digesters that would produce more than 3 million MMBtu of RNG production capacity annually.

Our objective is to pay distributions that are sustainable on a long-term basis while retaining sufficient liquidity for recurring growth capital expenditures and general purposes. This is the basis for our long-term target payout ratio of approximately 70% of Funds From Operations. We target an annual distribution growth rate of 5% to 9% that is forecast to be fully funded by organic growth initiatives and the operating levers embedded in the portfolio today, including the potential commercialization of our development pipeline at premium returns, margin expansion through revenue growth and cost reduction initiatives, and inflation escalations embedded in our contracts. Approximately 90% of our 2023 proportionate generation is contracted with a weighted-average remaining duration of 14 years (on a proportionate basis) with creditworthy counterparties, including Brookfield.
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
History and Development of Our Business
BEP is a Bermuda exempted limited partnership that was established on June 27, 2011 under the provisions of the Bermuda Partnership Acts. Our registered and head office is located at 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda, our website is https://bep.brookfield.com and our telephone number is +441-294-3304. BEP was established to serve as the primary vehicle through which Brookfield acquires renewable power assets on a global basis, subject to certain exceptions. As of the date of this Form 20-F, Brookfield has an effective economic interest in our business of approximately 48% on a fully-exchanged basis (assuming the exchange of all of the outstanding Redeemable/Exchangeable partnership units and BEPC exchangeable shares).
We are subject to the informational requirements of the Exchange Act. In accordance with these requirements, we file reports and other information as a foreign private issuer with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements and other information relating to our partnership. The site is located at http://www.sec.gov. Similar information can also be found on our website at https://bep.brookfield.com. Copies of documents that have been filed with the Canadian securities authorities can be obtained at www.sedar.com. The information found on, or accessible through our website does not form part of this Form 20-F. See also Item 10.H “Documents on Display”.
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
Recent Developments
The following is a summary of developments in our business since January 1, 2022.
Construction and Development
During the year ended December 31, 2022, we achieved commercial operation of the following (all figures approximate):
•In the fourth quarter of 2022, we achieved commercial operation of our $17 million, 33 MW pumped storage second unit upgrade in the United States. Brookfield Renewable holds a 50% interest.
•In the second quarter of 2022, we together with institutional partners achieved commercial operation of our INR 17,933 million ($238 million), 445 MW solar facility in India. Brookfield Renewable holds a 25% interest.
•In the second quarter of 2022, we achieved commercial operation of our R$378 million ($76 million), wholly-owned 30 MW hydroelectric facility in Brazil.
•In the fourth quarter of 2022, we together with institutional partners achieved commercial operation of our $587 million, 845 MW wind repowering project in the United States. Brookfield Renewable holds a 25% interest.
•In the second half of 2022, we together with institutional partners achieved commercial operation of our COP 404 ($105 million), 70 MW of wind and solar facilities in Colombia. Brookfield Renewable holds a 22% interest.
•During 2022, we together with institutional partners achieved commercial operation of our R$2,916 million ($557 million), 902 MW solar facility in Brazil. Brookfield Renewable holds a 25% interest.
•During 2022, we together with institutional partners achieved commercial operation of our CNY 2,731 million ($389 million), 305 MW of wind and solar portfolio in China. Brookfield Renewable holds a 20% to 25% interest in the projects that comprise the portfolio.
•During 2022, we together with institutional partners achieved commercial operation of our $355 million, 359 MW of DG solar projects across Europe, the United States and China, including projects held through our joint venture with GLP Pte. Ltd. Brookfield Renewable typically holds a 20% to 25% interest in these projects, except in China where we hold a 12,5% interest.
•During 2022, X-Elio achieved commercial operation of our $256 million, 310 MW of solar facilities. Brookfield Renewable holds a 12.5% interest in X-Elio.
•During 2022, Polenergia achieved commercial operation of our PLN $1,076 ($269 million), 176 MW of onshore wind and solar facilities. Brookfield Renewable holds an 8% interest in Polenergia.
•In the third quarter of 2022, Entropy Inc. achieved commercial operation of a 47 thousand MTPA CCS facility in Canada. We together with our institutional partners funded C$28 million ($21 million, $5 million net to Brookfield Renewable) through a convertible debenture. Brookfield Renewable currently holds an 8% interest in Entropy on an as-converted basis.
We, together with our institutional partners, continue to advance the construction of the following (all figures approximate):
•our CNY 9,125 million ($1,438 million), 1,133 MW portfolio of solar and wind projects in China with commercial operation of projects in the portfolio expected to be achieved over the next two years;
•our INR 52,841 million ($643 million), 1,281 MW portfolio of solar projects in India with commercial operation of projects in the portfolio expected to be achieved over the next two years;
•our EUR 268 million ($276 million), 531 MW portfolio of solar projects in Europe with commercial operation of projects in the portfolio expected to be achieved over the next two years;

•our C$153 million ($114 million), 70 MW portfolio of renewable projects in Canada with commercial operation of projects in the portfolio expected to take place over the next two years;
•our $360 million, 257 MW portfolio of wind repowering projects in the United States with commercial operation of projects in the portfolio expected to take place over the next three years;
•our $6,294 million, 4,199 MW portfolio of utility-scale wind, solar and battery projects in the United States with commercial operation of projects in the portfolio expected to take place over the next three years;
•our $2,703 million, 1,988 MW portfolio of distributed generation solar projects across North America, Europe, Asia and South America with commercial operation of projects in the portfolio expected to take place over the next three years;
•X-Elio continues to advance construction on 1,375 MW of solar projects, with commercial operation of these projects expected over the next three years;
•Polenergia continues to advance construction of approximately 1,440 MW of offshore wind projects as part of a joint venture with an unaffiliated third party, with commercial operation expected over the next 5 years, and of approximately 186 MW of onshore wind and utility solar projects, with commercial operation of these projects expected to take place in the next two years;
•Pursuant to a framework agreement with a BESS developer in the U.K., we expect to have the opportunity to acquire 389 MW of battery projects in the U.K. The projects are under construction and commercial operation is expected to take place over the next two years.
Acquisitions
We signed or closed the following acquisitions (all figures approximate):
•In January 2022, Brookfield Renewable, together with institutional partners, acquired a 100% interest in a utility-scale solar and storage development business in the United States with a 20 GW development pipeline for $702 million ($140 million net to Brookfield Renewable), with additional incentive payments that are payable contingent upon certain milestones being achieved. Brookfield Renewable holds a 20% interest.
•In February 2022, Brookfield Renewable, together with institutional partners, acquired a 100% interest in a utility-scale solar development business in Germany with a 1,700 MW development pipeline for $73 million ($15 million net to Brookfield Renewable), with additional incentive payments that are payable contingent upon certain milestones being achieved. Brookfield Renewable holds a 20% interest.
•In February 2022, Brookfield Renewable, together with institutional partners, acquired an initial 16% interest in a DG solar development business in Spain and Mexico with approximately 700 MW of operating and development assets for $22 million ($6 million net to Brookfield Renewable). During the course of 2022, Brookfield Renewable, together with institutional partners, subscribed for additional shares for $34 million ($7 million net to Brookfield Renewable). This subscription increased our interest to approximately 32% (6% net to Brookfield Renewable).
•In March 2022, Brookfield Renewable, together with institutional partners, acquired an initial 83% interest in a DG solar development business in Chile with 440 MW of operating and development assets for $31 million ($6 million net to Brookfield Renewable). During the fourth quarter of 2022, Brookfield Renewable, together with institutional partners, incrementally increased this ownership interest from 83% to 84%. Brookfield Renewable holds a 17% interest.
•In March 2022, Brookfield Renewable, together with institutional partners, committed to invest up to C$300 million ($236 million, $47 million net to Brookfield Renewable) into Entropy Inc., a provider of CCS solutions through a convertible security. We together with our institutional partners have to date funded C$28 million ($21 million, $5 million net to Brookfield Renewable) to support the buildout of Entropy’ development pipeline of CCS projects.

•In April 2022, Brookfield Renewable, together with institutional partners, subscribed for additional shares in Polenergia for $120 million ($30 million net to Brookfield Renewable). This subscription increased our interest to 32% (8% net to Brookfield Renewable).
•In June 2022, Brookfield Renewable, together with institutional partners, invested $122 million ($25 million net to Brookfield Renewable) for an 20% interest into a utility and independent power producer in the Americas with 1,200 MW of operating capacity and a 1,300 MW wind and solar development pipeline. Brookfield Renewable, together with institutional partners, also funded $148 million ($30 million net to Brookfield Renewable) and committed to invest up to $230 million ($46 million net to Brookfield Renewable) through a preferred share structure to fund the buildout of the business’ development pipeline.
•In August 2022, Brookfield Renewable, together with institutional partners, committed to invest up to $137 million ($28 net to Brookfield Renewable) into a joint venture with California Resources Corporation to develop CCS projects in California, with the option to invest a further $363 million ($73 million net to Brookfield Renewable) in approved CCS projects in California. We together with institutional partners have to date funded $48 million ($10 million net to Brookfield Renewable).
•In September 2022, Brookfield Renewable, together with institutional partners, acquired a 100% interest in a DG solar development business in the United States with 500 MW of operating and under construction assets, and an 1,800 MW development pipeline for $614 million ($123 million net to Brookfield Renewable). Brookfield Renewable has a 20% interest.
•In October 2022, Brookfield Renewable, together with institutional partners, formed a partnership with Cameco to acquire 100% of Westinghouse, one of the world’s largest nuclear services businesses, from our affiliate Brookfield Business Partners and its institutional partners for $4.5 billion (up to $750 million net to Brookfield Renewable). We together with institutional partners expect to own an aggregate 51% interest (up to 17% net to Brookfield Renewable) with Cameco owning 49%. The transaction is subject to customary closing conditions, with closing expected to occur in the second half of 2023. See Item 3.D “Risk Factors — Risks Relating to Our Growth Strategy”, “Risk Factors — Risks Relating to Our Relationship with Brookfield”, and Item 7.B “Related Party Transactions — Other Agreements”.
•In October 2022, Brookfield Renewable, together with institutional partners, invested $50 million ($10 million net to Brookfield Renewable) in LanzaTech NZ Inc., a developer of facilities that transforms waste carbon into inputs that can be used for industrial processes through a convertible security, with the option to invest up to $500 million ($100 million net to Brookfield Renewable) to support buildout of its development pipeline of carbon capture and transformation projects.
•In November 2022, Brookfield Renewable, together with institutional partners, invested $200 million ($40 million net to Brookfield Renewable) into CLP Circular Services Holdings, LLC, a developer, owner and operator of municipal recycling facilities based in the United States. The investment was made as preferred equity with the option to invest an additional up to $500 million ($100 million net to Brookfield Renewable) to fund the buildout of its development pipeline of municipal recycling facilities.
•In December 2022, Brookfield Renewable, together with institutional partners, acquired a 100% interest in a utility-scale wind and solar development business in the United States with 800 MW of operating wind assets and a pipeline of over 22,000 MW of wind, solar and storage projects for $1 billion ($200 million net to Brookfield Renewable). Brookfield Renewable holds a 20% interest.
•In December 2022, Brookfield Renewable, together with institutional partners, invested $150 million ($30 million net to Brookfield Renewable) in California Bioenergy LLC, a leading developer, operator and owner of renewable natural gas assets in the United States. The investment was made through a combination of preferred equity and a 10% common equity interest in California Bioenergy LLC. Together with institutional partners, we have committed to fund an additional $100 million ($20 million net to Brookfield Renewable) and have the option to invest an additional up to $250 million ($50 million net to Brookfield Renewable), in each case, in exchange for preferred equity, to fund the buildout of its development pipeline of renewable natural gas projects.

•In February 2023, Brookfield Renewable, together with institutional partners, invested $90 million to acquire an interest in UPL Sustainable Agricultural Solutions Limited, which holds United Phosphorus Limited’s Indian agricultural chemicals business. We together with institutional partners hold a 4% interest (1% net to Brookfield Renewable).
•In addition to the above, during the course of 2022, Brookfield Renewable, together with institutional partners, acquired or agreed to acquire, an aggregate 2,089 MW of wind and solar development projects across its portfolio that have not yet commenced construction. These projects were acquired for $8 million ($2 million net to Brookfield Renewable) and are located in our core geographies. Brookfield Renewable will typically hold a 20% interest in each project and we expect to deploy $1,827 million ($365 million net to Brookfield Renewable) to bring them to commercial operation over the next two to three years.
Asset Sales
We signed or closed the following dispositions (all figures approximate):
•In April 2022, X-Elio sold the 416 MW first tranche of its 626 MW solar portfolio in Mexico for proceeds of $240 million ($30 million net to Brookfield Renewable). The sale of the remaining project in the portfolio is expected to close in the first half of 2023.
•In February 2022, Brookfield Renewable, together with institutional partners, sold two under construction solar projects in Germany with 43 MW of expected aggregate capacity for $39 million ($8 million net to Brookfield Renewable).
•In April 2022, Brookfield Renewable, together with institutional partners, sold its 19 MW solar portfolio in Asia for proceeds of MYR 144 million ($33 million and $10 million net to Brookfield Renewable).
•In June 2022, Brookfield Renewable, together with institutional partners, sold a 100% interest in a 36 MW operating hydroelectric portfolio in Brazil for proceeds of R$462 million (approximately $90 million, or $23 million net to Brookfield Renewable).
•In November 2022, our institutional partners agreed to sell a 50% interest in a 378 MW hydroelectric portfolio in the United States. The transaction is subject to customary closing conditions and is expected to close in the first half of 2023. Brookfield Renewable will continue to retain its 22% interest and accordingly does not expect to receive proceeds from the sale.
Other Transactions
During the fourth quarter of 2022, Brookfield Renewable sold a portfolio of investments, which included partial interests in consolidated subsidiaries, with an approximate fair value of $388 million to an affiliate of Brookfield in exchange for securities of equal value. The portfolio of investments represented seed assets in a new product offering that Brookfield will be marketing and selling to third party investors which at that time will provide Brookfield Renewable the opportunity to, subject to certain conditions, monetize the securities to generate liquidity. The securities are recorded as financial instrument assets on the consolidated statements of financial position. The reduction in partial interests in consolidated subsidiaries will be reflected as an increase in non-controlling interests in operating subsidiaries on the consolidated statements of financial position. See Item 3.D “Risk Factors — Risks Relating to Our Relationship with Brookfield”, and Item 7.B “Related Party Transactions — Other Related Party Transactions”.
In February 2023, Brookfield Renewable announced its participation in, together with institutional partners and with MidOcean Energy (“MidOcean”), a company formed and managed by EIG Global Energy Partners, a privatization proposal in respect of Origin Energy Limited (“Origin”). The proposal, which is subject to due diligence as well as other conditions, is at a price of A$8.90 per share of Origin. Under the proposed transaction Brookfield Renewable would acquire Origin’s energy markets business, Australia’s largest generation and retail company, and EIG would acquire Origin’s Integrated Gas division. There is no certainty that a transaction on the terms described will be completed.
Project Financings
In Q1 2022, we completed the following non-recourse financings:

•COP 200 billion ($53 million) associated with certain of our Colombian hydroelectric assets.
•COP 356 billion ($95 million) associated with certain of our Colombian hydroelectric assets.
•COP 200 billion ($53 million) associated with certain of our Colombian hydroelectric assets.
•CNY 835 million ($132 million) associated with certain of our China wind assets.
•$170 million associated with certain of our U.S. hydroelectric assets.
In Q2 2022, we completed the following non-recourse financings:
•BRL 300 million ($63 million) associated with certain of our Brazilian solar assets.
•BRL 500 million ($96 million) associated with certain of our Brazilian wind assets.
•$250 million associated with certain of our U.S. solar assets.
•$402 million associated with certain of our U.S. distributed generation assets.
•CNY 290 million ($43 million) associated with certain of our China wind assets.
•COP 400 billion ($97 million) associated with certain of our Colombian hydroelectric assets.
•COP 219 billion ($53 million) associated with certain of our Colombian hydroelectric assets.
•COP 594 billion ($144 million) associated with certain of our Colombian hydroelectric assets.
•€66 million ($70 million) associated with certain of our European solar assets.
•$500 million associated with certain of our U.S. assets.
•COP 237 billion ($57 million) associated with certain of our Colombian hydroelectric assets.
In Q3 2022, we completed the following no-recourse financings:
•COP 315 billion ($71 million) associated with certain of our Colombian hydroelectric assets.
In Q4 2022, we completed the following non-recourse financings:
•COP 252 billion ($53 million) associated with certain of our Colombian hydroelectric assets.
•COP 3 trillion ($607 million) associated with certain of our Colombian hydroelectric assets.
•$200 million associated with certain of our Chile assets.
•$75 million associated with certain of our U.S. distributed generation assets.
•$100 million associated with certain of our U.S. hydroelectric assets.
•$200 million associated with certain of our U.S. hydroelectric assets.
•$175 million associated with certain of our U.S. hydroelectric assets.
•$60 million associated with certain of our U.S. hydroelectric assets.
•INR 5 billion ($62 million) associated with certain of our India assets.
•INR 11 billion ($139 million) financing associated with certain of our India assets.
•C$786 million ($580 million) associated with certain of our Canadian hydroelectric assets.
•C$300 million ($221 million) associated with certain of our Canadian hydroelectric assets.
•BRL 450 million ($86.5 million) associated with certain of our Brazilian solar assets.
Corporate Financings
In April 2022, Brookfield Renewable issued 6,000,000 Class A Preferred Limited Partnership Units, Series 18 (the “Series 18 Preferred Units”) at a price of C$25 per unit for gross proceeds of C$150 million. The holders of the Series 18 Preferred Units are entitled to receive a cumulative quarterly fixed distribution yielding 5.5%.

In April 2022, Brookfield Renewable redeemed all of the outstanding units of Series 11 Preferred Units for C$250 million or C$25 per Unit.
In November 2022, Brookfield Renewable issued C$400 million of Series 15 medium-term notes (green bonds) at a fixed rate of 5.88%. The Series 15 medium-term notes are fully and unconditionally guaranteed by BEP and certain of its subsidiaries.
Other
In December 2022, the TSX accepted a notice of BRP Equity’s intention to renew its normal course issuer bid, which permits BRP Equity to repurchase up to 10% of the total public float (calculated on December 4, 2022) of each series of its issued and outstanding Class A Preference Shares for a one-year period. Also, in December 2022, the TSX accepted a notice of BEP's intention to renew its normal course issuer bid for its Preferred Units, which permits BEP to repurchase up to 10% of the public float (calculated on December 4, 2022) of each series of its issued and outstanding Preferred Units for a one-year period.
In December 2022, the TSX accepted a notice of BEP’s intention to renew its normal course issuer bid, which permits BEP to repurchase up to 13,764,352 of its issued and outstanding LP units for a one-year period. Also in December 2022, the TSX accepted a notice of BEPC’s intention to renew its normal course issuer bid for the BEPC exchangeable shares, which permits BEPC to repurchase up to 8,610,905 of its issued and outstanding BEPC exchangeable shares for a one-year period.
Capital Expenditures
Our principal capital expenditures relate to the construction and maintenance of hydroelectric facilities. The table below summarizes the amounts invested in capital expenditures for the periods presented.

US$ Millions	For the year ended December 31,
	2022	2021	2020
	2,190	1,967	447
These capital expenditures have been financed with working capital generated and retained within our business, supplemented by non-recourse debt sized to investment grade coverage and covenant thresholds. There were no material divestitures within the periods presented above and there are no material divestitures that are currently the subject of a definitive agreement.

4.B    BUSINESS OVERVIEW
Our Operations
We invest in renewable power and sustainable solutions assets directly, as well as with institutional partners, joint venture partners and through other arrangements. Our portfolio of assets has approximately 25,400 MW of capacity and annualized LTA generation of approximately 69,700 GWh and a development pipeline of approximately 110,000 MW of renewable power and 8 million MTPA of CCS), making us one of the largest decarbonization companies in the world. We leverage our extensive operating experience to maintain and enhance the value of assets, grow cash flows on an annual basis and cultivate positive relations with local stakeholders. The table below outlines our portfolio as at December 31, 2022:

	River Systems	Facilities	Capacity (MW)	LTA(1) (GWh)	Storage Capacity (GWh)
Hydroelectric
North America
United States(2)	30	136	2,905	11,963	2,543
Canada	19	33	1,361	5,178	1,261
	49	169	4,266	17,141	3,804
Colombia(3)	11	17	2,953	15,891	3,703
Brazil	27	43	940	4,811	—
	87	229	8,159	37,843	7,507
Wind
North America
United States(4)	—	39	3,652	11,934	—
Canada	—	4	483	1,438	—
	—	43	4,135	13,372	—
Europe	—	42	1,118	2,551	—
Brazil	—	19	457	1,950	—
Asia	—	21	1,225	3,104	—
	—	125	6,935	20,977	—
Utility-scale solar	—	149	3,957	8,476	—
Distributed energy & sustainable solutions
Distributed generation(5)	—	6,238	2,055	2,439	—
Storage & other(6)	2	23	4,271	—	5,220
	2	6,261	6,326	2,439	5,220
	89	6,764	25,377	69,735	12,727
(1)LTA is calculated based on our portfolio as at December 31, 2022, reflecting all facilities on a consolidated and an annualized basis from the beginning of the year, regardless of the acquisition, disposition or commercial operation date. See Item 5.A “Part 9 – Presentation to Stakeholders and Performance Measurement” for an explanation on our methodology in computing LTA and why we do not consider LTA for our pumped storage and certain of our other facilities.
(2)Includes a battery storage facility in North America (20 MW).
(3)Includes two wind plants in Colombia (32 MW).
(4)Includes a battery storage facility in North America (10 MW).
(5)Includes nine fuel cell facilities in North America (10 MW).
(6)Includes pumped storage in North America (633 MW) and Europe (2,088 MW), four biomass facilities in Brazil (175 MW), one cogeneration plant in Colombia (300 MW), one cogeneration plant in North America (105 MW), and two cogeneration plants in Europe (124 MW).

The following table presents the annualized long-term average generation of our portfolio as at December 31, 2022 on a consolidated and quarterly basis:

GENERATION (GWh)(1)	Q1	Q2	Q3	Q4	Total
Hydroelectric
North America
United States	3,402	3,469	2,171	2,921	11,963
Canada	1,235	1,489	1,236	1,218	5,178
	4,637	4,958	3,407	4,139	17,141
Colombia	3,632	3,985	3,881	4,393	15,891
Brazil	1,183	1,198	1,214	1,216	4,811
	9,452	10,141	8,502	9,748	37,843
Wind
North America
United States	3,212	3,138	2,631	2,953	11,934
Canada	400	345	273	420	1,438
	3,612	3,483	2,904	3,373	13,372
Europe	772	553	496	730	2,551
Brazil	371	494	606	479	1,950
Asia	737	760	776	831	3,104
	5,492	5,290	4,782	5,413	20,977

Utility-scale solar	1,965	2,219	2,380	1,912	8,476

Distributed energy & sustainable solutions	481	714	719	525	2,439

Total	17,390	18,364	16,383	17,598	69,735
(1)LTA is calculated based on our portfolio as at December 31, 2022, reflecting all facilities on an annualized basis from the beginning of the year, regardless of the acquisition, disposition or commercial operation date. See Item 5.A “Part 9 – Presentation to Stakeholders and Performance Measurement” for an explanation on our methodology in computing LTA and why we do not consider LTA for our pumped storage and certain of our other facilities.

The following table presents the annualized long-term average generation of our portfolio as at December 31, 2022 on a proportionate and quarterly basis:

GENERATION (GWh)(1)	Q1	Q2	Q3	Q4	Total
Hydroelectric
North America
United States	2,225	2,359	1,466	1,950	8,000
Canada	1,010	1,210	980	959	4,159
	3,235	3,569	2,446	2,909	12,159
Colombia	875	960	935	1,059	3,829
Brazil	1,007	1,020	1,034	1,036	4,097
	5,117	5,549	4,415	5,004	20,085
Wind
North America
United States	956	944	782	957	3,639
Canada	324	283	225	340	1,172
	1,280	1,227	1,007	1,297	4,811
Europe	275	207	172	250	904
Brazil	126	168	210	165	669
Asia	178	187	191	201	757
	1,859	1,789	1,580	1,913	7,141

Utility-scale solar	583	789	833	551	2,756

Distributed energy & sustainable solutions	179	277	274	182	912

Total	7,738	8,404	7,102	7,650	30,894
(1)LTA is calculated based on our portfolio as at December 31, 2022, reflecting all facilities on an annualized basis from the beginning of the year, regardless of the acquisition, disposition or commercial operation date. See Item 5.A “Part 9 – Presentation to Stakeholders and Performance Measurement” for an explanation on our methodology in computing LTA and why we do not consider LTA for our pumped storage and certain of our other facilities.
We have comprehensive operations and development capabilities located in each of our core markets that position us to maintain and increase the value of our asset base while competitively positioning us for continued growth.
Operating Philosophy
We employ a hands-on, operations-oriented, long-term owner’s approach to managing our portfolio. We believe this approach ensures that we maintain and, where possible, enhance the value of our assets by being able to quickly identify and manage technical, economic or stakeholder issues that may arise. The operation of our generating facilities is largely decentralized across North America, Europe, South America and Asia. We support our operators with a corporate team that provides global oversight of Brookfield Renewable and, among other things, establishes consistent global policies on compliance, ESG matters, information technology, health, safety and security, human resources, stakeholder relations, procurement, governance and anti-bribery and anti-corruption.
We also benefit from the expertise of Brookfield which provides strategic direction, corporate oversight, commercial and business development expertise, and oversees decisions regarding the funding and growth of our business. We believe this approach leads to a strong decision-making culture and long-term owner-oriented investment philosophy to build value.

The cornerstones of our philosophy are:
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
ESG leadership. We believe that the success of our business is driven by operational excellence, strong investment returns and our commitment to make a positive difference for the environment, our people and with local stakeholders and the communities in which we operate. As one of the world’s largest publicly traded clean energy companies, we are well positioned to support the transition to a net-zero economy. See Item 4.B — “Business Overview — Our Approach to ESG”.
Disciplined management of operating costs. We are focused on maintaining the cost competitive position of our portfolio through disciplined management of operating costs with the objective of annually offsetting the costs of inflation. In addition, we benefit from economies of scale when tucking acquired businesses into our existing platforms by spreading our fixed costs over a wider base driving unit cost down over the long term.
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
Long-term ownership and asset reinvestment. We seek to preserve and enhance the productivity, reliability and longevity of each of our assets. Our operating teams develop and implement a detailed capital plan for each asset with the perspective of a long-term owner. We believe the low capital expenditure maintenance requirements and long useful life are attractive attributes of our predominantly hydroelectric assets. Hydroelectric power generation is efficient, clean and relatively simple technology that allows for 24/7 dispatch of electricity and has not changed significantly over the past century.

North American Business
United States
Our principal office in the United States is located in New York, New York. Our U.S. National System Control Center is located in Queensbury, New York, and allows for the remote monitoring and control of nearly all of our assets in the country. In the United States we have full hydroelectric, wind, solar and battery storage operating capabilities, as well as development and construction oversight expertise. We employ approximately 1,184 people, approximately 20% of whom are covered by collective agreements. We have experienced positive relations with our unionized work force in the United States.
The majority of our hydroelectric capacity in the United States is located in New York, Pennsylvania and New England. In New York, we are one of the largest independent power producers with 74 hydroelectric facilities with an aggregate capacity of 711 MW. In Pennsylvania, we have four hydroelectric facilities with an aggregate capacity of 747 MW. In New England, we have 47 hydroelectric facilities and one pumped storage facility with an aggregate capacity of 1,317 MW. A number of our U.S. hydroelectric assets have water storage reservoirs that can collectively store approximately 2,500 GWh, or approximately 38% of their annualized long-term average generation. We also benefit from a 50% joint-venture interest in a 633 MW hydroelectric pumped storage facility located in Massachusetts.
Brookfield Renewable has a geographically diverse portfolio of wind projects located principally in Oregon, Illinois, Texas, New York and New England with an aggregate capacity of over 3,200 MW. We also have a sizable portfolio of solar assets, including a 500 MW utility-scale portfolio and an approximately 35,600 MW utility-scale solar development pipeline. Our utility-scale solar and wind development capabilities were significantly strengthened in 2022 with the acquisition of two national utility-scale wind and solar development platforms. Complementing our utility-scale solar portfolio is our approximately 1,400 MW operating DG portfolio, which is one of the largest commercial and industrial distributed generation portfolios in the United States, and benefits from dedicated development teams who are advancing an over 8,000 MW development pipeline.
Our rights to operate our hydroelectric facilities in the United States are secured primarily through long-term licenses from the Federal Energy Regulatory Commission (“FERC”), the federal agency that regulates the licensing of substantially all hydroelectric power plants in the United States. FERC has oversight of substantially all of our ongoing hydroelectric project operations, including dam safety inspections, environmental monitoring, compliance with license conditions, and the license renewal process. Our ability to sell power from certain of our generation facilities, including most of our utility-scale non-hydroelectric facilities, is also subject to the receipt and maintenance of certain approvals from FERC, including the authority to sell power at market-based rates.
Canada
Our principal offices in Canada are located in Gatineau, Québec and Toronto, Ontario. Our Canadian National System Control Center is located in Gatineau and allows for the remote monitoring and control of all of our assets in the country. In Canada, we have full hydroelectric, wind and solar operating capabilities, as well as development and construction oversight expertise. We employ approximately 254 people in connection with operational and development activities and approximately 32% of these employees are covered by collective agreements. We have experienced positive relations with our unionized work force in Canada. We employ an additional 307 people in Canada, who provide finance, IT and payroll services to our businesses both in Canada and the United States, of which none are covered by collective agreements.
Our facilities are principally situated in Québec and Ontario – the two largest power markets in Canada – as well as in British Columbia. Most of our Canadian hydroelectric assets are larger utility-scale facilities with water storage reservoirs that can together store approximately 1,300 GWh, or approximately 26% of their annualized long-term average generation.
We also have 483 MW of wind and 54 MW of solar generation capacity located in Ontario and approximately 140 MW of solar development capacity located in Alberta. We are also advancing various early-stage green hydrogen production development projects in Quebec, British Columbia and Newfoundland and Labrador. The regulatory framework that would apply to these projects is in the process of being developed by federal and provincial governments.
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
European Business
The principal office of our European operations is located in London, in the U.K. Our European business employs approximately 209 employees comprising operating, finance, project development, market research, power marketing and support functions. None of these employees are covered by collective agreements.
Spain and Portugal
Our Spanish business has 538 MW of wind, 350 MW of CSP and 64 MW of conventional solar PV generation capacity. The principal revenues generated by our Spanish business’ wind and solar assets in Spain are received pursuant to a “regulated return” that is set by Spanish legislation. All of our assets in Spain are entitled to a regulated rate of 7.39% through December 31, 2031, except for 44 MW of solar assets and 100 MW of CSP assets, both of which are entitled to a regulated return rate of 7.09% through December 31, 2025. The regulated return rate is set every six years. In 2022, we also acquired a minority equity interest in a DG solar development platform in Spain with approximately 700 MW of operating and development located in assets in Spain and Mexico.
Our European business also includes a 144 MW wind portfolio in Portugal. In Portugal, our assets benefit from feed-in tariff contracts that fix payment terms for the duration of our PPAs. Incentives are also in place for repowering existing capacity at a lower rate.
United Kingdom
Our U.K. business includes a 225 MW Scottish development portfolio, a 10 MW solar facility located in England, and a 25% stake in First Hydro, the U.K.’s largest pumped storage asset. First Hydro manages and operates 2.1 GW of pumped storage facilities at the Dinorwig and Ffestiniog power stations in the Snowdonia region of Wales and represents approximately 75% of the U.K.’s pumped storage capacity and 50% of its hydro capacity. With the U.K. facing tight supply margins and increasing renewable penetration, First Hydro is uniquely positioned to provide critical back-up power and grid stabilization services. We believe this will also be true of projects we acquire through our framework agreement with a BESS developer in the U.K.
Italy
In March 2022, Brookfield Renewable, together with institutional partners, acquired an 80 MW solar PV development project in Italy. This is the second project acquired under the framework development agreement signed in 2021 pursuant to which a developer in Italy will present us with the opportunity to invest in up to 500 MW of renewable power development opportunities in Italy. The first 47 MW project that we acquired in 2021 is currently under development.
Germany
In February 2022, Brookfield Renewable, together with institutional partners, acquired a utility-scale solar development platform in Germany, with an approximately 2,900 MW development pipeline, marking our entry into the German renewables market.
X-Elio
Brookfield Renewable, together with institutional partners, holds a 50% (12.5% net to Brookfield Renewable) interest in X-Elio, a global solar development platform headquartered in Madrid. It employs approximately 223 employees globally across 9 countries, none of which are covered by collective agreements. X-Elio’s diversified portfolio includes 750 MW of operating and approximately 200 MW of under construction assets located in Spain, Mexico, Australia, Japan, Chile, the United States, Italy and Honduras. X-Elio also has an approximate 10,000 MW development pipeline in Spain, Mexico, the United States, Australia, Italy, Chile, Brazil, Colombia and Japan, which includes a mix of advanced and early-stage projects. In 2022, X-Elio also began developing an approximately 500 MW BESS pipeline in Australia and the United States.
Polenergia
Brookfield Renewable, together with institutional partners, holds a 32% (8% net to Brookfield Renewable) interest in Polenergia, a large-scale renewable business in Poland. The investment represents an attractive entry into the offshore wind sector in Europe through its 3,000 MW offshore wind development pipeline, which we expect to be constructed over the next 5 to 7 years together with our joint venture partner, an experienced offshore wind developer. In April 2022, Brookfield Renewable together with institutional partners, subscribed for additional shares that increased our interest in Polenergia to the current 32% (8% net to Brookfield Renewable).
Polenergia employs approximately 295 employees, none of which are covered by collective agreements. Its operating portfolio is comprised of approximately 435 MW of wind generation assets and 36 MW of solar projects, and it continues to progress its approximately 5,400 MW development pipeline, of which 3,000 MW is offshore wind, 900 MW is onshore wind, 1,200 MW is solar PV, and 300 MW is solar DG.
South American Business
Colombia
Our 2016 acquisition of Isagen with our institutional partners marked our entry into the Colombian market. Our consortium’s current ownership interest in Isagen is over 99% of which our share is approximately 22%. Isagen’s principal office is located in Medellín and the company employs approximately 614 full time employees, of which approximately 88% are covered by collective agreements. We have experienced positive relations with our unionized work force in Colombia. Isagen's Colombian National System Control Center is also located in Medellin and allows for the remote monitoring and control our hydroelectric assets in the country.
The consortium holds its interest in Isagen through an entity (“Hydro Holdings”) which is entitled to appoint a majority of the board of directors of Isagen. The general partner of Hydro Holdings is a controlled subsidiary of Brookfield Renewable. We are entitled to appoint a majority of Hydro Holdings’ board of directors, provided that Brookfield Corporation and its subsidiaries (including Brookfield Renewable) collectively are (i) the largest holder of Hydro Holdings’ limited partnership interests, and (ii) hold over 30% of Hydro Holdings’ limited partnership interests. Brookfield Renewable currently meets this ownership test and is entitled to appoint a majority of the board of directors.

Isagen is Colombia’s third-largest power generation company and owns and operates a 3,308 MW portfolio. This portfolio accounts for approximately 17% of Colombia’s generating capacity and principally consists of large reservoir-based hydroelectric facilities. The hydroelectric assets include the largest reservoir by volume in Colombia and are collectively able to store approximately 24% of their annualized long-term average generation. Isagen’s portfolio also includes approximately 200 MW of near to medium-term hydro and wind development projects.
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
Brazil
The principal office of our Brazil business is located in Rio de Janeiro which oversees our operations in Brazil, as well as Uruguay and Chile, with approximately 540 employees. Our Brazilian National System Control Center is also located in Rio de Janeiro and allows for the remote monitoring and control of nearly all of our assets in the country. Our business in the country has full hydroelectric, wind, solar and biomass operating capabilities, as well as development and construction oversight expertise. All of our employees in Brazil are covered by collective agreements. We have experienced positive relations with our unionized work force in Brazil.
Brookfield first invested in Brazil over 100 years ago. Recognizing Brazil’s growing demand for power and strong renewable resource base, Brookfield re-entered the Brazilian power market in 2003 and, since then, has grown its hydroelectric asset base significantly to 44 facilities on 27 river systems totaling approximately 946 MW of capacity. We entered the wind and biomass businesses in Brazil in 2015 with the acquisition of five wind farms and four biomass facilities, all operational. We then subsequently acquired a 295 MW wind portfolio and in 2021 commissioned our first solar facility, a 357 MW project.
In aggregate, we own and operate facilities totaling 2,759 MW located in 12 Brazilian states representing approximately 75% of the country’s population and approximately 80% of the economic activity (in GDP terms). As such, we believe our business in Brazil is particularly well positioned to participate in a large and diversified economy with further developmental potential. Since 2003, we have developed and built 27 facilities totaling 798 MW of capacity and we have several projects in various stages of development. As of the date of this Form 20-F, we continue to advance the construction of approximately 248 MW of wind and 481 MW of solar development projects in Brazil.
Rights to hydroelectric sites are secured in Brazil by obtaining authorizations (such as water use leases) and concessions from the Brazilian Ministry of Mines and Energy through the National Agency for Electric Energy (“ANEEL”). We generally focus on SHPPs, a category of hydroelectric power plant with less than 30 MW of capacity. SHPPs plants can be secured directly from ANEEL, whereas sites for hydroelectric plants above 50 MW can only be granted by public auction, requiring developers to bid the lowest tariff in order to win the concession and a PPA with local utilities. Of our authorizations and concessions, 79% have remaining terms of more than ten years. Generally, our authorizations provide for an initial term of 35 years and the possibility to renew for an additional 30-year period subject to payment of certain amounts under a water lease. Similarly, concessions provide for an initial term of 30 years with the possibility to renew the concession for an additional 20-year period. On the other hand, wind and solar authorizations provide for a fixed 35 year, non-renewable term.

Asia
India
Brookfield Renewable entered the Indian market in 2017 and we employ approximately 79 employees in the country, none of whom are covered by collective agreements. Our Indian portfolio consists of 1,003 MW of capacity, comprised of five wind energy facilities with an aggregate capacity of 311 MW and 17 solar facilities with an aggregate capacity of 692 MW. These operating assets are spread across seven Indian states. Our most recent addition to the overall capacity was in 2022, when we commissioned a 445 MW solar power project in the state of Rajasthan which has a long-term offtake agreement with one of India’s largest power utility companies. Our near-term development pipeline in the country is currently 1,300 MW. We believe India represents a growth opportunity for Brookfield Renewable as it is a sizeable market with ambitious energy targets and significant potential for clean energy development.
China
Brookfield Renewable entered the Chinese market in 2017, and we employ approximately 153 employees in the country, of which 78% are covered by collective agreements. We have experienced positive relations with our unionized work force in China. Our operating portfolio has grown to over 1,500 MW and includes 915 MW of wind generation capacity and 50 MW of utility-scale solar capacity. Brookfield Renewable also benefits from a 50:50 joint venture with GLP Pte. Ltd., a provider of logistics and owner of industrial facilities, with the purpose of investing in, managing and developing commercial and industrial rooftop solar projects. To date, we have developed and commissioned approximately 600 MW of rooftop solar projects through this joint venture. We believe that the size of the market in China coupled with ambitious targets for the expansion of renewable energy represents a significant growth opportunity for Brookfield Renewable.
Other Businesses
We own and operate 121 MW of wind generation capacity in Uruguay and 101 MW of solar generation capacity in Chile. In December 2021, we agreed to expand our presence in Chile with the acquisition of an initial 82% interest in a DG development platform with approximately 30 MW of operating and under construction projects. We currently employ 5 people in Uruguay and 4 people in Chile. None of our employees in Uruguay or Chile are covered by collective agreements. In June 2022, we sold our Malaysian solar portfolio.
See Item 3.D “Risk Factors — Risks Relating to our Operations and our Industry — Our operations are highly regulated and may be exposed to increased regulation which could result in additional costs to Brookfield Renewable” and Item 3.D “Risk Factors — Risks Relating to our Operations and our Industry — There is a risk that our concessions and licenses will not be renewed”.
Registered and Head Office
Our registered and head office is in Hamilton, Bermuda.
Corporate Office
Our main corporate office is in Toronto, Ontario and provides oversight on a global basis of Brookfield Renewable. Our corporate group has approximately 161 employees, including both the corporate office and the Service Provider, who are largely based in Canada and the U.K.
Our Competitive Strengths
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
One of the largest, public decarbonization businesses globally. Brookfield Renewable has a 20-year track record as a publicly traded operator and investor in renewable power and sustainable solution assets. Today we have a large, multi-technology and globally diversified portfolio that is supported by approximately 3,400 experienced employees. Brookfield Renewable invests in assets directly, as well as with institutional partners, joint venture partners and through other arrangements. Recently, we have been making investments in our sustainable solutions portfolio which is comprised of emerging transition asset classes where our initial investment positions us for future large-scale decarbonization investment.
Our portfolio of renewable power assets consists of approximately 25,400 MW of installed capacity largely across four continents that produces annualized long-term average generation on a proportionate basis of approximately 30,900 GWh and a development pipeline of approximately 110,000 MW. Our portfolio of sustainable solutions includes investment in businesses with an operating portfolio of 47 thousand metric tons per annum (“TMTPA”) of carbon capture and storage (“CCS”), 3 million Metric Million British thermal units (“MMBtu”) of agricultural renewable natural gas (“RNG”) annual production capacity and over 1 million tons of recycled materials. 8
The following charts illustrate revenue on a proportionate basis(1):
(1) Figures based on normalized revenue for the last twelve months, proportionate to Brookfield Renewable.

Helping to accelerate the decarbonization and stability of the electricity grids. Climate change and energy security are viewed as two of the most significant and urgent issues facing the global economy, posing immense risks to the safety and security of communities and to our collective and economic prosperity. In response, governments and businesses have adopted ambitious plans to support a transition to a decarbonized economy. We believe that our scale and global operating, development and investing capabilities make us well positioned to partner with governments and businesses to help them achieve their decarbonization goals.
Diverse and high-quality portfolio of renewable power and sustainable solutions assets. Brookfield Renewable has a complementary portfolio of hydroelectric, wind, utility-scale solar, and other sustainable solutions assets, including distributed generation solar and storage:
•Hydroelectric Power. Today, hydroelectric power is the largest segment in our portfolio and continues to be a premium technology as one of the longest life, lowest-cost and cleanest most environmentally-preferred forms of power generation. Hydroelectric plants have high cash margins, storage capacity with the ability to dispatch power at all hours of the day.
•Wind & Solar Power. Our wind, utility-scale solar, and distributed generation facilities provide exposure to two of the fastest growing renewable power sectors, with high cash margins, zero fuel input cost, and diverse and scalable applications including distributed generation. Wind and solar are now among the lowest cost forms of power generation available.
•Energy Storage & Sustainability Solutions. Our storage facilities provide the markets in which they are located with critical services to the grid and dispatchable generation. Our other sustainable solutions assets, such as carbon capture, are helping businesses and countries achieve their net-zero goals.
With our scale, diversity and the quality of our assets, we are competitively positioned relative to other renewable power and transition companies, providing significant scarcity value to our investors.
Best-in class operators and developers. Brookfield Renewable has approximately 3,400 experienced operators and approximately 120 power marketing experts that are located across the globe to help optimize the performance and maximize the returns of all our assets. Our experience operating, developing, and managing power generation facilities span over 120 years. We continue to accelerate our development activities as we build out our approximately 110,000 MW renewable power pipeline, and further enhance our decarbonization offering to our customers through the build out of our sustainable solutions assets, which includes opportunities to invest in projects with up to 8 MMTPA of CCS, 19 materials recovery facilities MRFs that would result in 2 million tonnes of recycled materials and 70 digesters that would produce more than 3 million MMBtu of RNG of production capacity annually.
Strong financial profile and conservative financing strategy. Brookfield Renewable maintains a robust balance sheet, strong investment grade rating, and access to global capital markets to ensure cash flow resiliency through the cycle. Our approach to financing is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment grade basis with no financial maintenance covenants. Approximately 90% of our debt is either investment grade rated or sized to investment grade metrics. Our corporate debt to total capitalization is approximately 11% and approximately 91% of our borrowings are non-recourse. Corporate borrowings and proportionate non-recourse borrowings each have weighted-average terms of approximately 11 years and 12 years, respectively, with no material maturities over the next five years. Approximately 90% of our financings are effectively fixed rate and only 7% of our debt outside North America and Europe is exposed to changes in interest rates. Our available liquidity as at December 31, 2022 is over $3.7 billion of cash and cash equivalents, investments in marketable securities and the available portion of credit facilities.
Well positioned for cash flow growth and an attractive long term distribution profile. We are focused on delivering resilient, stable distributions with meaningful growth of 5% to 9% annually through all market cycles from existing operations and new investment. We are fully funded by internally generated cash flows, with inflation escalations in the vast majority of our contracts, potential margin expansion through revenue growth and cost reduction initiatives, and the building out our development pipeline at premium returns. While we do not rely on acquisitions to achieve our growth targets, our business seeks upside through mergers and acquisitions on an opportunistic basis.

Disciplined and contrarian investment strategy. Our global scale and multi-technology capabilities allow us to rotate capital where it is scarce in order to earn strong risk-adjusted returns. We take a disciplined approach to allocating capital into development and acquisitions with a focus on downside protection and preservation of capital. Our ability to develop and acquire assets is strengthened by our operating and project development teams across the globe, strategic relationship with Brookfield, and our liquidity and capitalization profile.
Decarbonization Growth Opportunity
Demand for clean energy and other decarbonization solutions continues to grow around the world due to climate change, and recognition by governments and businesses of the need to support a transition to a decarbonized economy. Total historical annual investment in renewable power generation averaged approximately $300 billion over the last 10 years. Advancing the transition to a lower carbon future is expected to require substantial capital – in excess of $150 trillion over the next three decades – and will require significant expertise. Clean energy and electrification are the first, largest and most impactful steps that can be taken to advance decarbonization given that over 75% of the world’s carbon emissions can be traced directly or indirectly back to power generation and the energy sector. This coupled with decreasing costs and the role clean energy can play in energy security is expected to result in an even greater buildout of renewables—and in various regions, require substantial investment to convert carbon-intensive industries to cleaner and more sustainable methods of production and operation.
Global Clean Energy Drivers
We believe that strong continuing growth in renewable power generation and other decarbonization investment opportunities will be driven by the following:
Renewable energy is an increasingly cost-effective way of generating electricity and diversifying fuel risk. Continuous improvements in technology and economies of scale continue to reduce the costs of renewable power, enhancing its position as a cost competitive complement to gas-fired generation and as a means to meeting increasingly stringent environmental standards. Despite a global pandemic, the world’s power system continued to transition to lower-carbon sources of energy in 2020 even as overall global demand for power remained flat. Renewables continued to climb in 2021/2022 and reached approximately 28% of global generation compared to approximately 21% in 2012, while coal, gas and oil fell from a combined approximately 68% down to approximately 61% over the same period. We expect that utilities will increasingly seek to limit exposure to potential fuel cost volatility by looking to renewable technologies that offer stable price terms, particularly hydroelectric, wind and solar energy.

Consistent policy and supportive regulation. Regulatory support for the development of clean energy typically includes renewable portfolio standards (“RPS”), which require electricity distributors to obtain a minimum percentage of their power from renewable energy resources by specified target dates, and tax incentives or direct subsidies. Globally, at least 164 countries, including the U.K., and the 27 E.U. countries, have national targets for renewable energy supply. Similarly, 38 U.S. states, the District of Columbia, Puerto Rico and eight Canadian provinces have either RPS targets or other policy goals that require or encourage load-serving utilities to supply portions of their customer electricity demand from renewable sources. In addition, the U.S. government passed the largest federal climate bill in U.S. history, the Inflation Reduction Act, which will directly invest almost $300 billion into energy transition technologies over the next decade. 70 carbon pricing initiatives (carbon taxes and emissions trading schemes) have been implemented worldwide covering 47 national jurisdictions and approximately 23.2% of global GHG emissions as of 2022. Additional carbon pricing initiatives continue to be considered throughout South America, Southeast Asia and Central Asia.
Mainstream recognition of climate change risk and serious commitment to action. Global support for decarbonization – and by implication the further promotion of renewable technologies – was solidified in December 2015 as 197 countries agreed at the COP21 Conference in Paris to develop national strategies consistent with limiting the increase in global temperature by 2050 to less than two degrees Celsius above pre-industrial levels. The Paris Agreement has been ratified by over 120 countries. The recent COP27 Conference in Sharm El-Sheikh saw further commitments made by the international community, notably continued commitments to phase down coal generation globally.
Energy security is now an urgent priority for governments globally. Since the onset of the conflict in Ukraine in February 2022, there has been a renewed focus on energy security in Europe but now focusing on renewable deployment to reduce dependence on imported gas and energy costs. In May 2022, the European Union released its REPower EU strategy which aims to make Europe independent from Russian gas imports by 2027. The strategy increased wind and solar generation targets to over 1,200 GW of total installed capacity by 2030 to reduce gas consumption for power generation and further support green hydrogen production to reduce industrial gas consumption. Beyond Europe, this year there has also been an increase in ambition for renewable deployment in China, India and the United States to reduce their dependence on imported gas and reduce energy costs.
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
North America
United States
Over the last decade, the United States has maintained consistent, broad-based policy momentum to transition the country’s electricity production to cleaner generation and promote increased energy independence. The United States is the world’s second largest wind market with approximately 136,000 MW of installed wind capacity. One of the most significant drivers of renewable power growth in the United States has been the adoption of RPS targets in 38 states, the District of Columbia, Puerto Rico, and Guam. In addition, growth has been driven by various government incentive programs and by corporate demand supporting investment in new renewables. For example, there are now 380 members of the “RE100” group of companies that have committed to transition their electricity supply to 100 percent renewable by at least 2050.
In August 2022, the Inflation Reduction Act was signed into law. It provides extensions of the tax credits for wind and solar projects, almost $300 billion of investment in renewables, and creates new tax credits for standalone energy storage, clean hydrogen, and certain advanced manufacturing, all of which provides a significant tailwind for the renewables industry in the country. Other legislative developments include The Uyghur Forced Labor Prevention Act, which came into force in 2022 and seeks to restrict U.S. entities from importing goods produced by forced labor in China’s Xinjiang Uyghur Autonomous Region, a region which is a large producer of polysilicon, a key component in many solar modules. We believe that the direct impact of The Uyghur Forced Labor Prevention Act on our business will be limited given our robust procurement processes that seek to ensure the integrity of our supply chain. Also in 2022, the U.S. Department of Commerce commenced an anti-dumping and countervailing duty circumvention investigation into whether certain solar panels imported from Cambodia, Malaysia, Thailand, and Vietnam were improperly using parts and components produced in the China as a way to circumvent existing restrictions. A final decision is expected in May 2023 and, in an effort to calm market uncertainty arising from this case, the U.S. federal government in June 2022 established a waiver on any potential new duties arising from the investigation until June of 2024. Also see Item 3.D “Risk Factors — Risks Related to Our Operations and the Renewable Power Industry”.
In the United States, we are primarily focused on power markets in the northeast (New York, New England), the mid-Atlantic (including the PJM ISO and north SERC regions) and California. Together these markets cover approximately 70% of the U.S. population, and most have strong competitive wholesale markets and RPS targets, aging electricity infrastructure and pressure to retire coal generation, providing clear opportunities for sustained renewable generation growth. We are also seeing increasing demand for decarbonization-as-a-service, which we expect to be a multi-billion opportunity over the next decade, with investment driven by ambitious sustainability targets and as potential customers face pressure to decarbonize through renewable power, electrification and reduced energy consumption.
Canada
In Canada, our operating portfolio is located in Ontario, Québec and British Columbia, provinces that have historically been leaders in the procurement of renewable power. More recently, Alberta and Saskatchewan are increasingly playing a role in renewables development. Federal and provincial governments are advancing regulatory reforms that would promote the construction and development of green hydrogen production projects both for domestic use and for export, an area that presents an attractive opportunity for Brookfield Renewable, with its significant operational, development and financial resources in the country. For example, in its 2022 Fall Economic Statement, the Canadian federal government announced that refundable investment tax credits will be available for capital investments in electricity generation systems across several technologies including wind, solar, storage and hydrogen, positively impacting the commercial viability and competitiveness of our development projects.
Canadian provinces have adopted different forms of carbon pricing mechanisms that would further enable development of renewables either directly procured by utilities or from corporate and industrial interests. The federal government has also committed to the Pan-Canadian Framework on Clean Growth and Climate Change, including enacting the Greenhouse Gas Pollution Pricing Act (S.C. 2018, c. 12, s. 186), a law which serves as a backstop to any Canadian province that fails to implement their own carbon price regime that is compliant with the federal carbon price requirement of a minimum carbon price of $30/tonne as of January 1, 2020 and incremental increases each year of $10/tonne to $50/tonne by 2022. After 2022, the federal government has proposed to increase the carbon price by $15/tonne per year until a price of $170/tonne is reached in 2030.
Europe
Europe is one of the largest renewable energy markets in the world and represents a significant growth opportunity for our business. Across the E.U. and the U.K., a population of approximately 500 million is served by a power system with a capacity of approximately 1,000 GW, generating approximately 3,000 TWh annually. Renewable generation technologies account for over half of total installed capacity, including approximately 160 GW of hydroelectric, 200 GW of wind and 170 GW of solar PV capacity. Our investment and growth strategy in Europe focuses on larger, low-sovereign risk markets that have both a record of reliable renewable policies and renewable assets with attractive long-term fundamental value and scarcity attributes.
Following the Russian invasion of Ukraine in early 2022, Europe has experienced significant and highly disruptive gas, coal, carbon and power price volatility. In response to this energy crisis, both the E.U. and the U.K. have implemented retail power and gas price caps to protect consumers from the high prices along with revenue caps for power generation with excess revenues, such as renewables, albeit at levels in excess of historical price levels. See Item 3.D “Risk Factors — Risks Related to Our Operations” and “Risks Related to Our Growth Strategy — Political instability, changes in government policy, or unfamiliar cultural factors could adversely impact the value of our investment”.

Europe has long been at the forefront in adopting policies to support renewables development. In 2022, the E.U. further increased renewable deployment and decarbonization ambitions as part of a package of measures with the goal of cutting Russian gas imports to zero before 2030. In the REPower EU plan, the E.U. committed to increasing renewables deployment targets for 2030 by another 10% compared to the previous targets, which would roughly require over 315 GW of additional wind-equivalent power capacity and 440 GW of additional solar capacity by 2030 across the E.U. Historically, individual member states have sought to meet binding E.U. targets through incentive programs such as the use of long-term contracts for differences, as in Germany, U.K. and Poland. This has been complemented by growth in demand for PPAs from corporate counterparties looking to decarbonize as well as hedge their power costs. Over 8 GW of corporate PPAs were entered into in Europe in 2022.
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
Spain and Portugal
Spain and Portugal are among the largest renewable markets in Europe and prospects of growth are significant based on the National Energy and Climate plans submitted to the European Commission. Both markets have stable and favorable contractual frameworks for renewables. Our regulated Spanish assets benefit from a “return on investment” based regime by which they receive an overall payment equivalent to the costs and initial investment to develop the project plus a reasonable regulated return on investment (7.4% for most of our assets). Additionally, a significant part of this regulated payment is based on capacity which provides certainty of cash flows to producers as market and volume risk is reduced. Our Portuguese assets benefit from a Feed-in-Tariff, ensuring generators are remunerated with a proper electricity price, indexed by inflation annually over a contract term of 15 years plus an extension of 7 years in a cap-and-floor system with reduced market risk given current electricity prices. Both governments are promoting auction-based renewable support schemes, confirming their long-term commitment to renewable power.
United Kingdom
The U.K. has ambitious longer-term carbon targets to reduce greenhouse gas emissions by at least 78% from 1990 levels by 2035, with intermediate milestones set out in five-year carbon budgets (currently set to 2037) and written into law. In 2019, the U.K. became the first major economy to legislate a net-zero emission target for 2050. To achieve these carbon targets, the U.K. government has announced a series of intermediary targets for renewable deployment. First, they aim to deploy 50 GW of offshore wind in the U.K. by 2030, approximately a 40 GW increase from 2021 installed capacity. Secondly, the U.K. government has a target to fully decarbonize the power system by 2035.
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
Poland
Poland is a high growth European market where local coal represents 70% of generation but the government is supportive of increasing renewable power generation. Demand for power is growing at one of the fastest rates in Europe, supported by strong economic growth. Poland is expected to remain one of the top growing economies in the E.U., is one of the largest countries in the E.U. by population, has the lowest sovereign leverage in the E.U. and has a stable currency that is supported by inflation in line with the E.U. average. Additionally, Poland has one of the strongest PPA markets in Europe in 2022, as corporate offtakers of renewable power seek to avoid high power prices and secure clean energy in a power market that remains dominated by coal.

Germany
With the largest economy in Europe and ambitious renewable targets, Germany has been a strategic region for future investments and development for Brookfield. The German market has the highest power demand in Europe at an average of above 540 TWh per year, with the largest demand coming from its robust industrial base. Historically, Germany has met this high demand through gas imports from Russia and coal and nuclear for power generation. But to reduce Russian gas imports and phase out coal power generation, the German government has increased renewable auction targets to 32 GW per year of additional onshore wind and solar to achieve a total capacity of 330 GW by 2030.
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
As at December 31, 2022, Colombia had a total installed capacity of over 19.1 GW with hydro accounting for almost 70% of the supply mix and the remainder being supplied by natural gas, coal, and diesel. We expect that meeting Colombia’s growing demand for firm energy will become more difficult over time as recent challenges with the construction and operation of a dam near Ituango has made large-scale hydro development more challenging (despite significant untapped hydro resources) and natural gas imports are increasingly required to meet domestic needs due to falling natural gas production in Colombia. We believe we will be able to leverage our underlying hydro business to help the country meet its energy needs by extending the duration of contracts with customers and participating in opportunistic acquisitions and development projects.
Brazil
With the world’s seventh largest population and eighth largest economy, Brazil retains strong long-term growth potential despite the near-term economic challenges. Electricity consumption has sustained an average annual growth rate of approximately 3% over the last 30 years, a trend that is likely to continue in the long-term given that per capita consumption is still less than one-fifth of that in the United States.
The Brazilian energy planning agency estimates an average annual demand growth of 3.5% between 2022 and 2030. By 2030, the agency projects that approximately 67 GW of new generation will be required to service increased demand, while only approximately 7 GW of new capacity is already contracted. Accordingly, we expect Brazil will require over 5.6 GW of new supply annually to meet growing demand. In line with the government’s ten-year planning projections, the renewable power industry is growing, notably wind power and solar. Brazil has approximately 20 GW of wind generation capacity, with over 12 GW under development. Solar power generation is also being developed and while current solar generation capacity is relatively small (approximately 4.5 GW), there are approximately 30 GW of solar capacity under development.
We believe there are two additional aspects of the Brazilian market that make our business there compelling. First, the majority of our hydroelectric facilities participate in the MRE, which significantly reduces the impact of variations in hydrology on our cash flows. Second, SHPPs operate in a segment of the market that benefits from certain preferred economic and regulatory rights. Customers that purchase power from these plants benefit from a special discount for the use of the distribution system which, in turn, enables generators like us, since we have approximately 49% of our portfolio contracted with final consumers, to capture a portion of this discount through higher prices to end-user customers.

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
India
India is a market with significant potential for renewable power development as strong demand growth and existing heavy reliance on coal generation is expected to drive energy transition opportunities. The country is targeting having net zero emissions by 2070, in addition to attaining the following shorter-term targets: (i) increasing renewables capacity to 500 GW by 2030, (ii) meeting 50% of overall energy requirements from renewable sources, (iii) reducing cumulative emissions by 1 billion tonnes by 2030, and (iv) reducing the emission intensity of India’s gross domestic product by 45% by 2030.

Other Markets
Together with our institutional partners we also own operating assets in Uruguay and Chile. Our entry in 2019, together with our institutional partners, into a 50-50 joint venture in respect of X-Elio has given us access to a number of new markets. X-Elio's diversified portfolio includes operating and development assets in Mexico, Australia, Italy and Japan, as well as in jurisdictions where we already have an established presence, such as the United States, Spain, Chile, Brazil and Colombia. See “ – European Business – X-Elio” above.
Other Potential Markets
Australia is a market where Brookfield has a significant infrastructure and real estate presence and in which we expect to invest in the future. Nearly 33% of the 25 GW of generating capacity in Australia’s National Electricity Market is coal-fired. Australia has experienced strong economic growth driven by regional demand for natural resources, and the country’s carbon footprint is a recurring topic of national debate. We expect support for the development of new renewable power resources to increase over the next decade as policy makers seek to offset the country’s dependence on fossil-fuel based generation. We are actively monitoring other jurisdictions within or proximate to our core markets, including South Korea, Peru and a number of European jurisdictions, including in Scandinavia and certain parts of Eastern Europe.
Our Growth Opportunity
We believe that the current environment offers attractive opportunities that we expect will allow us to deploy capital, on an accretive basis, in the following ways:
•Brookfield Renewable’s development pipeline. In addition to growing our business through acquisitions, we intend to pursue organic growth by developing our approximately 110,000 MW development pipeline, including by investing in portfolio companies with established development businesses, as with our acquisitions in 2022 of three leading U.S. renewable development platforms.
•Privatizations. We believe that governments will continue to engage the private sector in providing funding solutions for infrastructure requirements that could increasingly involve sales of existing assets. Our proven operating track record, global scale and ability to partner with local pension funds and institutional partners position us well to participate in such opportunities.
•Asset monetization and divestitures. Significant renewable power generation capacity is owned by industrial companies, smaller independent power producers, private equity investors and foreign companies. These types of owners sell assets either because power generation is not their core business, their investment horizons are shorter or a particular market ceases to be strategic. In addition, some large independent power producers may seek, or be forced, to sell assets to bolster their balance sheets. Certain capital constrained or distressed companies may also seek to sell assets.
•Development cycle divestitures. Clean energy assets are often developed or built by smaller developers or construction companies who seek to capture development-stage returns or who have insufficient capital to complete the development of their projects. Because of our extensive development expertise we believe we are well positioned to evaluate and ultimately acquire and develop these projects. We also expect to continue partnering with independent development businesses, providing the capital that they need to build-out their development pipelines and expand their platforms.
•Demand for decarbonization solutions. We can support companies and governments in their efforts to decarbonize, including by investing in energy transition solutions such as distributed generation, carbon capture and storage, production process upgrades, service businesses that facilitate the transition to net zero, such as Westinghouse, and resilient infrastructure.
Revenue and Cash Flow Profile
Our portfolio offers high quality cash flows derived from predominantly hydroelectric assets. Our cash flow profile, which we believe will continue to be stable and predictable, is derived from the combination of long-term, fixed-price contracts, a unique hydro-focused portfolio with a low-cost structure, and a prudent financing strategy focused on non-recourse debt with an investment grade balance sheet. Accordingly, we believe that we have a high degree of predictability in respect of revenue and costs on a per MWh basis.
Our pricing profile is predictable because of our long-term PPAs that have a weighted average remaining duration of 14 years on a proportionate basis. This, combined with a well-diversified portfolio that reduces variability in our generation volumes, enhances the stability of our cash flow profile.
The majority of our long-term PPAs are with investment-grade rated or creditworthy counterparties. The economic exposure of our contracted generation on a proportionate basis is distributed as follows: power authorities, (43%), distribution companies (22%), industrial users (20%) and Brookfield (15%). On a proportionate basis, Brookfield Renewable has contracted approximately 92% of 2021 generation at an average price of $84 per MWh.
As at December 31, 2022, over the next five years Brookfield Renewable has on average approximately 3,450 GWh on a proportionate basis and 37,278 GWh on a consolidated basis of energy annually that is uncontracted. This energy can be sold into wholesale or bilateral markets and we intend to maintain flexibility in re-contracting to position ourselves to achieve optimal pricing.

The following table presents, on a proportionate basis, revenues, Adjusted EBITDA and Funds From Operations on a segmented basis for the fiscal years ended December 31, 2022, 2021 and 2020.

	Revenues			Adjusted EBITDA(1)			Funds From Operations(1)
(MILLIONS)	2022	2021	2020	2022	2021	2020	2022	2021	2020
Hydroelectric
North America	$964	$876	$824	$603	$569	$581	$412	$409	$439
Brazil	197	169	175	167	155	177	138	131	152
Colombia	273	224	211	201	159	131	117	128	90
	1,434	1,269	1,210	971	883	889	667	668	681
Wind
North America	332	370	263	239	277	196	172	200	123
Europe	134	125	105	133	187	96	114	164	79
Brazil	31	29	27	24	23	24	19	17	17
Asia	41	32	28	34	24	25	21	15	18
	538	556	423	430	511	341	326	396	237
Utility-scale solar	374	348	245	362	298	232	253	185	139
Distributed energy & sustainable solutions(2)	290	242	169	197	173	111	154	133	84
Corporate	—	—	—	42	11	41	(395)	(448)	(334)
Total	$2,636	$2,415	$2,047	$2,002	$1,876	$1,614	$1,005	$934	$807
									2532002020
(1)Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”. For a reconciliation of the non-IFRS measures to the most comparable IFRS financial measures, see Note 7 - Segmented information on the consolidated financial statements.
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
As at December 31, 2022, our portfolio benefits from significant hydrology diversification, with assets distributed on 87 river systems in four countries. Our North American and Colombian assets have the ability to store water in reservoirs approximating 23% of their annualized long-term average generation. Most of our assets in Brazil are eligible to benefit from a framework that levelizes generation risk across hydroelectric producers. We believe the ability to store water in reservoirs in North America and Colombia, as well as the benefit from levelized generation in Brazil, allows us to mitigate hydrological fluctuations, optimize production and minimize losses due to outages.
North America. In North America, we generate revenues primarily through energy sales secured through long-term PPAs with creditworthy counterparties such as government-owned entities or power authorities (including for example, Ontario’s Independent Electricity System Operator, Hydro-Québec, BC Hydro and the Long Island Power Authority), load-serving utilities (such as Entergy Louisiana), Brookfield, and industrial and commercial power users (including Amazon, Microsoft and JP Morgan). Our North American portfolio is largely contracted pursuant to long-term PPAs that are generally structured on an “offtaker” basis without fixed or minimum volume commitments. As a result, we believe we are exposed to minimal risk of having to supply power from the market to customers when we are experiencing low hydrology or wind conditions. Most of our PPAs also provide for an annual price escalation that is typically linked to inflation. We expect Brookfield will, in some cases, have entered into back-to-back power resale agreements for output purchased from Brookfield Renewable. Our North American portfolio has a weighted average remaining contract term of 4 years.

Europe. Our European assets are principally located in Spain, Poland and the United Kingdom with additional assets located in Portugal. We also have pipelines of development projects located in Scotland, Germany and Italy. In Spain, our assets receive a legislated regulated return consisting of two components: (i) the merchant price for the power produced and (ii) a return-on-investment payment per MW of generating capacity. For solar plants, there is an additional return on operations payment per MWh produced. We expect this program allows renewable energy producers like us to recover development costs and obtain a reasonable rate of return on their investment. In Poland, older assets are supported through green certificates. This is a contracted top-up to merchant revenues whereby power suppliers must source green certificates to meet government set quotas for green energy. The onshore wind, offshore wind and solar assets that reached commercial operation in 2022 are remunerated through long-term government contracts for difference. Our European portfolio has a weighted average remaining contract term (or in the case of our Spanish assets, regulatory term) of approximately 10 years.
Colombia. In Colombia, revenues are typically secured through one to five year bilateral contracts with local distribution companies in the “regulated market” and large industrial users. Isagen’s current long-term contracts’ average term is four years. These contracts reduce the exposure of both suppliers and end-users to price volatility in the spot market by fixing the price payable for a given amount of committed energy. Isagen’s PPAs take this approach and its 2022 revenues are approximately 67% contracted. In addition to its hydroelectric assets, Isagen has a 300 MW cogeneration facility which can be used to provide additional generating capacity.
Brazil. In the Brazilian electricity market, energy is typically sold under long-term contracts to either load-serving distribution companies in the regulated market or smaller “free customers” in the free customer market. In the regulated market, we have typically entered into 15 to 30 year PPAs with distribution companies. In the “free customer” market, we have typically entered into PPAs with three to six year terms with industrial and commercial customers primarily engaged in well-established, stable industries like telecommunications, food services, sanitation and pharmaceuticals. Beginning in 2023, “free customers” whose load is between 0.5 MW and 1.0 MW can only purchase power from renewable sources. Our PPAs in Brazil typically provide a fixed price that is fully indexed to inflation annually. Our Brazilian portfolio has a weighted average remaining contract term of approximately 14 years.
Our Growth Strategy
We expect to continue focusing on acquiring long-life clean energy assets on a value basis, focusing on assets that provide stable, long-term contracted cash flows, or, where uncontracted, are located in high-value power markets where rising power prices offer strong prospects to generate growing cash flows with potential to appreciate in value over time. We combine our global operating, development and transaction execution expertise with our ability to commit capital to transactions in order to secure opportunities at attractive returns for Unitholders. To grow Brookfield Renewable, we maintain a proactive and focused business development program in each of our core markets, augmented by access to Brookfield’s global investment platform that may lead to originating attractive opportunities for investment. We expect that our growth will be focused on the following:
•Acquisitions in new and existing markets. We expect to continue our growth in North America, South America, Europe and Asia, where our existing renewable power businesses allow us to efficiently integrate operating or development-stage clean energy assets and capture economies of scale. We also intend to establish an operating presence in new markets that offer attractive opportunities to enhance the geographic diversification of our operations by adding businesses that we can grow over time by investing capital at attractive risk-adjusted returns.
•Development growth. We intend to continue to grow our business through project development, by acquiring development-stage projects, acquiring or investing in development platforms, and by building projects from our approximately 110,000 MW development pipeline. In the year ended December 31, 2022, we achieved commercial operation of approximately 3,470 MW of renewable development projects globally, including our joint venture X-Elio and our investment in Polenergia, and we acquired three U.S. development platforms, which we believe will significantly enhance our ability to organically grow our business in our largest market.
•Technology diversification. While we intend to maintain our predominantly hydroelectric focus, we also intend to continue to acquire assets using other renewable power technologies that share similar fundamental characteristics to our hydroelectric portfolio of long-life, predictable operating costs and cash flows, and sustainable competitive cost advantages. For example, we have substantially grown our solar businesses over the last five years and now have approximately 6,000 MW of utility and DG solar in operation, and over 71,000 MW of potential utility and DG solar capacity in our development pipeline.
•Investing in Decarbonization. We believe that the global trend towards decarbonization will continue to accelerate, leading to increased adoption of renewable technologies. As this occurs, we expect to see increasing opportunities in growing asset classes and technologies and we may invest in these technologies on an opportunistic basis alongside our institutional partners. We have begun making initial incremental investments in emerging transition technologies, such as carbon capture, renewable natural gas and recycling. These investments are structured with significant downside protection and discretion over future investment decisions. We also expect to assist companies and governments in their efforts to decarbonize through, for example, investment in greener production processes and energy efficiency technologies.
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
•In 2022, BEP increased in its regular quarterly distribution to $0.32 ($1.28 annually) per LP unit commencing with the first quarterly distribution of that year.
•In February 2023, BEP announced an increase in its regular quarterly distribution to $0.3375 ($1.35 annually) per LP unit commencing with the first quarterly distribution of 2023.
The historical distribution amounts shown above have been adjusted to reflect the Special Distribution of BEPC exchangeable shares that became effective in July 2020 and the three-for-two split of all BEP LP units and BEPC exchangeable shares that became effective in December 2020.
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
Our LP Unit Distribution Reinvestment Plan
In February 2012, BEP adopted a DRIP for LP unitholders who are residents of Canada. Subject to regulatory approval and U.S. securities law registration requirements, we may in the future expand the DRIP to include LP unitholders resident in the United States. LP unitholders who are not residents of Canada or the United States may participate in the DRIP provided that there are no laws or governmental regulations that prohibit them from doing so. The following is a summary description of the principal terms of the DRIP.
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
Holders of Series 5 Preferred Units received fixed cumulative preferential cash distributions as and when declared by the board of directors of the Managing General Partner, payable quarterly on the last day of January, April, July and October in each year at an annual rate equal to C$1.3976 per unit. The Series 5 Preferred Units were redeemed in full on January 31, 2022, on which date the final quarterly distribution was paid to holders of Series 5 Preferred Units. A total distribution of C$0.3494 per Series 5 Preferred Unit was paid in 2022.
Holders of Series 7 Preferred Units are entitled to receive fixed cumulative preferential cash distributions as and when declared by the board of directors of the Managing General Partner, payable quarterly on the last day of January, April, July and October in each year at an annual rate equal to C$1.375 per unit. A total annual distribution of C$1.375 per Series 7 Preferred Unit was paid in 2022.
Holders of Series 11 Preferred Units were entitled to receive fixed cumulative preferential cash distributions as and when declared by the board of directors of the Managing General Partner, payable quarterly on the last day of January, April, July and October in each year at an annual rate equal to C$1.25 per unit. The Series 11 Preferred Units were redeemed in full on April 30, 2022, on which date the final quarterly distribution was paid to holders of Series 11 Preferred Units. A total distribution of C$0.625 per Series 11 Preferred Unit was paid in 2022.
For the initial five-year period commencing on January 16, 2018 and ending on and including April 30, 2023, the holders of Series 13 Preferred Units are entitled to receive fixed cumulative preferential cash distributions as and when declared by the board of directors of the Managing General Partner, payable quarterly on the last day of January, April, July and October in each year at an annual rate equal to C$1.25 per unit. A total annual distribution of C$1.25 per Series 13 Preferred Unit was paid in 2022.
For the initial five-year period commencing on March 11, 2019 and ending on and including April 30, 2024, the holders of Series 15 Preferred Units are entitled to receive fixed cumulative preferential cash distributions as and when declared by the board of directors of the Managing General Partner, payable quarterly on the last day of January, April, July and October in each year at an annual rate equal to C$1.4375 per unit. A total annual distribution of C$1.4375 per Series 15 Preferred Unit was paid in 2022.
The holders of Series 17 Preferred Units are entitled to receive fixed cumulative preferential cash distributions as and when declared by the board of directors of the Managing General Partner, payable quarterly on the last day of January, April, July and October in each year at an annual rate equal to $1.3125 per unit. A total annual distribution of $1.3125 per Series 17 Preferred Unit was paid in 2022.
The holders of Series 18 Preferred Units are entitled to receive fixed cumulative preferential cash distributions as and when declared by the board of directors of the Managing General Partner, payable quarterly on the last day of January, April, July and October in each year at an annual rate equal to $1.375 per unit. A total annual distribution of $0.75055 per Series 18 Preferred Unit was paid in 2022 and an initial distribution of $0.4068 per Series 18 Preferred Unit was paid on August 2, 2022.
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
The initial Series 1 Shares dividend was paid on April 30, 2010 for an amount equal to C$0.1834 per share. For the remainder of the initial five-year period commencing on February 1, 2010 and ending on and including April 30, 2015, the holders of Series 1 Shares received fixed cumulative preferential cash dividends, paid quarterly on the last day of January, April, July and October in each year at an annual rate equal to C$1.3125 per share. Following the initial fixed rate period, the dividend rate was reset from 5.25% to 3.355% for the subsequent fixed rate period commencing on May 1, 2015 and ending on and including April 30, 2020. Following the subsequent fixed rate period, the dividend rate was reset from 3.355% to 3.137% for the subsequent fixed rate period commencing on May 1, 2020 and ending on and including April 30, 2025. As a result, a total dividend of C$1.075625 per share was paid in 2015, a total dividend of C$0.83875 per share was paid in each of 2016, 2017, 2018 and 2019, a total dividend of C$0.811501 per share was paid in 2020, a total dividend of C$0.784252 per share was paid in each of 2021 and 2022.
In April 2015, certain holders of Series 1 Shares elected to convert their Series 1 Shares into Series 2 Shares on a one-for-one basis. The holders of Series 2 Shares are entitled to receive floating cumulative preferential cash dividends as and when declared by the board of directors of BRP Equity, payable quarterly on the last day of January, April, July and October in each year at the annual rate calculated for each quarter, of 2.62% over the annual yield on three month Government of Canada treasury bills. A total dividend of C$0.39976 per share was paid in 2015 (the conversion to Series 2 Shares occurred in April and accordingly the total 2015 dividend per share reflects two quarterly dividend payments). A total dividend of C$0.773698 per share was paid in 2016, a total dividend C$0.792786 per share was paid in 2017, a total dividend of C$0.929603 per share was paid in 2018, a total dividend of C$1.062683 per share was paid in 2019, a total dividend of C$0.890679 per share was paid in 2020, a total dividend of C$0.685578 per share was paid in 2021 and a total dividend of C$0.85616 per share was paid in 2022.
The initial Series 3 Shares dividend was paid on January 31, 2013 for an amount equal to C$0.3375 per share. For the remainder of the initial seven-year period commencing on October 11, 2012 and ending on and including July 31, 2019, the holders of Series 3 Shares received fixed cumulative preferential cash dividends paid quarterly on the last day of January, April, July and October in each year at an annual rate equal to C$1.10 per share. Following the initial fixed rate period, the dividend rate was reset from 4.4% to 4.351% for the subsequent fixed rate period commencing on August 1, 2019 and ending on and including July 31, 2024. As a result, a total dividend of C$1.1625 per share was paid in 2013, a total dividend of C$1.10 per share was paid in each of 2014, 2015, 2016, 2017 and 2018, a total dividend of C$1.0969375 per share was paid in 2019, a total dividend of C$1.08775 per share was paid in each of 2020, 2021 and 2022.
The holders of Series 5 Shares are entitled to receive fixed cumulative preferential cash dividends as and when declared by the board of directors of BRP Equity, payable quarterly on the last day of January, April, July and October in each year at an annual rate equal to C$1.25 per share. The initial dividend on the Series 5 Shares of C$0.3116 per share was declared by the board of directors of BRP Equity on February 6, 2013 and was paid to holders of the Series 5 Shares on April 30, 2013. A total dividend of C$0.9366 per share was paid in 2013, and a total dividend of C$1.25 per share was paid in each of 2014, 2015, 2016, 2017, 2018, 2019, 2020, 2021 and 2022.
The holders of Series 6 Shares are entitled to receive fixed cumulative preferential cash dividends as and when declared by the board of directors of BRP Equity, payable quarterly on the last day of January, April, July and October in each year at an annual rate equal to C$1.25 per share. The initial dividend on the Series 6 Shares of C$0.3116 per share was declared by the board of directors of BRP Equity on May 7, 2013 and was paid to holders of the Series 6 Shares on July 31, 2013. A total dividend of C$0.6241 per share was paid in 2013, and a total dividend of C$1.25 per share was paid in each year since then.

About Brookfield
Brookfield Corporation (formerly Brookfield Asset Management Inc.) is focused on deploying its capital on a value basis and compounding it over the long term. This capital is allocated across its three core pillars of asset management, insurance solutions and operating businesses. Employing a disciplined investment approach, Brookfield Corporation leverages its deep expertise as an owner and operator of real assets, as well as the scale and flexibility of capital, to create value and deliver strong risk-adjusted returns across market cycles. With significant capital underpinned by a conservatively capitalized balance sheet, we believe Brookfield Corporation is well positioned to pursue significant opportunities for growth. Brookfield’s global alternative asset management business is owned 75% by Brookfield Corporation and 25% by Brookfield Asset Management through their ownership of common shares of the Asset Management Company, which is the indirect parent of certain Service Provider entities.
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
•Growth: We also benefit from the strategic advice, transaction origination capabilities and corporate development services of the Service Provider to grow our business. In particular, we benefit from the Service Provider’s renewable power acquisition experience focused on our target markets as well as market research capabilities that support evaluating opportunities to grow our business in existing and new markets.
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
In North America, our energy marketing activities are managed and performed by our subsidiaries BRTM in the United States and Evolugen Trading and Marketing LP in Canada. These businesses operate 24 hours/day, 365 days/year, our energy marketing business performs transaction execution, risk management, settlement, information technology, regulatory, legal and human resource functions. This business also provides us with valuable market intelligence regarding pricing dynamics, regulatory regimes and market participants and was responsible for the aggregate sale in Canada and the United States of approximately 19 TWh of generation.
Our marketing efforts focus on leveraging our competitive advantages described in Item 4.B “Business Overview” and our world-class operating businesses described in Item 4.B “Business Overview — Operating Philosophy”.
We also leverage our relationship with Brookfield, which we believe provides a unique competitive advantage considering Brookfield’s strong reputation in the energy marketing, asset management, infrastructure and global real estate industries. See Item 7.B “Related Party Transactions — Licensing Agreement”.

Employees
Members of Brookfield Renewable’s core senior management team are all employees of Brookfield or its related entities (including Brookfield Asset Management), and their services are provided for the benefit of Brookfield Renewable under the Master Services Agreement. For a discussion of the individuals from Brookfield’s management team that are expected to be involved in our business, see Item 6.A. “Directors and Senior Management — Our Management” and for a discussion of our employees see Item 6.D “Employees”.
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
Governmental, Legal and Arbitration Proceedings
We are occasionally named as a party in various claims and legal proceedings that arise during the normal course of our business. With respect to claims and proceedings, we review each of these matters, including the nature of the claim, the amount in dispute or claimed and the availability of insurance coverage. Although there can be no assurance as to the resolution of any particular matter, we do not believe that the outcome of any matters or potential matters of which we are currently aware would have a material adverse effect on our businesses.
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
We are also subject to various laws and regulations relating to health, safety, security and environmental matters. These laws and regulations may change and we may become subject to more stringent laws and regulations in the future. Compliance with more stringent laws and regulations could have an adverse effect on our business, financial condition or results of operations. We have established policies and procedures for environmental management and compliance, and we have incurred and will continue to incur significant capital and operating expenditures to comply with health, safety, security and environmental laws and to obtain and comply with licenses, permits and other approvals and to assess and manage potential liability exposure. See also information contained under Item 3.D “Risk Factors — Risks Relating to our Operations and our Industry”.
Our Approach to ESG
Our approach to ESG is a key part of how we conduct our business as an investor, owner and operator of one of the world’s largest publicly traded, pure-play renewable power platforms and provider of decarbonization solutions. We believe that strong ESG principles, practices and performance support creating a resilient business and generating long-term value for our stakeholders.
We embed ESG throughout our investment process, starting with due diligence and through to our exit from the investment. We tailor ESG due diligence, leveraging our investment and operating expertise and using guidance from the Sustainability Accounting Standards Board. We seek to proactively identify material ESG risks and opportunities most relevant to the investment and tailor our due diligence work accordingly. After acquiring or investing in an asset, we implement a tailored integration plan that includes material ESG-related priorities. The management teams within each regional business are accountable for integrating new investments and managing ESG risks and opportunities through the investment’s life cycle. ESG integration and performance are reviewed centrally on a regular basis through our formal governance processes. Finally, as part of our divestiture process, we outline potential value creation from several different factors, including ESG considerations.

Environment
Decarbonization is a global goal shared by many governments, corporations and investors. As a leading owner and developer of clean energy, we built our position in this sector over many decades and will leverage our operational expertise to support the multi-decade transition required for global decarbonization. Our clean energy assets already support others globally to reduce their emissions and we will continue to partner to drive emissions reduction.
We recognize the importance of reducing the emissions from our own business and have set a target to reach net zero for Scope 1 and 2 emissions across our existing renewable operations by 2030, with a baseline year of 2020. This target is supported by established plans with a primary focus on emissions reductions, including increasing the use of renewable energy to power our assets and offices. In addition, we are working to enhance the reporting of Scope 3 emissions across our wider value chain.
In 2021, we set a target to develop an additional approximately 21,000 MW of new clean energy capacity by 2030, which, if achieved, would represent a doubling of our operating portfolio at the time. In 2022, we developed over 3,500 MW of new clean energy capacity, and we expect to develop at least an additional 17,500 MW over the remaining years. We expect to accomplish this by executing on opportunities in our existing development pipeline as well as continuing to pursue acquisitions. See Item 3.D “Risk Factors — Risks Relating to Our Growth Strategy.”
We integrate wider environmental considerations, including biodiversity protection and water and waste management, into our decision-making and activities, while striving for continuous improvement in our environmental management system and overall performance. Our engagement and collaboration with stakeholders, including communities, Indigenous peoples, local agencies and environmental NGOs, enhance our understanding of ecosystems and of the environmental impacts of our facilities.
We also support the market for green securities, helping to accelerate the transformation and decarbonization of global electricity generation, while reducing the cost of our borrowing. Our Green Financing Committee, comprised of representatives from our Capital Markets and Treasury teams, manages our sustainable financing strategy. The chief financial officer of our Service Provider oversees our strategy and includes these matters in reports to the board of directors of the Managing General Partner.
In 2022, we issued approximately $1.6 billion of green securities and financings at both the corporate- and project-levels. This brought our aggregate green issuances to approximately $11 billion, as of December 31, 2022. All of our project-level green bonds received E-1 Green Evaluation scores from S&P, the highest on its scale. S&P cited that Brookfield Renewable’s environmental stewardship, commitment to renewable power and use of proceeds towards renewable power generation contributed to this top score.
Social
We seek to make a positive difference for our people and the communities in which we operate. Within our operations, we maintain a strong focus on health and safety, support the development of our employees and strive to create an open and inclusive work environment for our teams to thrive. We continuously strive to achieve excellence in health and safety performance and to be industry leaders in risk management and incident prevention. Our health and safety management philosophy emphasizes the importance of leadership, line management accountability, a managed system approach and the identification and elimination of high-risk hazards as the cornerstones of exceptional performance.
Across our value chain, we build strong relationships with our community partners to enable greater benefit from our investments. We proactively engage with communities and strive to create shared value. We believe having transparent and well-established relationships with local stakeholders is key to successfully developing and operating our facilities. When considering investing in or building a new facility, we conduct assessments and due diligence to identify local stakeholders. Stakeholders can include communities, landowners, business owners, municipalities, recreational organizations, NGOs or others potentially affected by or interested in our operations. We consult and work proactively with local stakeholders to ensure that their interests and safety are appropriately integrated into our decision-making, developments and operations.
We are dedicated to treating stakeholders, including employees, customers, suppliers, and the communities in which we operate with dignity and respect. Our human rights program includes adhering to all laws and regulations that apply to our operations regarding fair labor and employment conditions and making efforts within our business to enhance our due diligence, key contract terms, policies, procedures and collaboration with respect to our human rights and the supply chain. Our commitment to human rights is integrated throughout our decision-making and operations.
Governance
We maintain high ethical standards across our organization, key elements of which include our Code of Business Conduct and Ethics, Anti-Bribery and Anti-Corruption Policy, a whistleblower hotline, and supporting controls and procedures. To ensure best practices are adopted by our contractors, we have established a Vendor Code of Conduct to better ensure that our contractors’ values, priorities and business practices are aligned with our own. The standards set by these policies are designed to meet or exceed applicable law and regulation. We recognize the importance of transparently reporting our ESG programs and progress to stakeholders including our investors. As such, we began publishing an annual ESG report in 2020 detailing how we embed environmental, social and governance principles into our business and recently issued our inaugural report aligning our disclosures with the recommendations of the Taskforce on Climate-related Financial Disclosures.
Oversight of our ESG matters resides with our Board of Directors and senior leadership team:
•Board of Directors: The board of directors of the Managing General Partner and its committees oversee our ESG strategy, which is focused on decarbonization, and review our ESG approach and performance throughout the year. It also reviews global policies related to sustainability and monitors the performance of our regional businesses. The board of directors of the managing general partner receives quarterly updates on ESG performance.
•Executive Management Team: The Chief Executive Officer of the Service Provider has ultimate accountability for implementing strategy for the business, including the delivery of ESG programs and goals. The Chief Executive Officer of the Service Provider and the executive management team set and provide oversight for delivery of the strategic vision and priorities of our business.
•Regional Business Leads: The Chief Executive Officers of our regional businesses implements local objectives within their business and are accountable for ESG performance.
•ESG Steering Committee: Our ESG Steering Committee sets ESG goals, shares best practices, monitors progress and performance against our goals and seeks opportunities for improvement. The committee includes the Chief Executive Officers of our regional operating businesses, our Chief Sustainability Officer, and our Chief Risk Officer along with various ESG and operations experts from across our businesses.
•HSS&E Steering Committee: Our HSS&E Steering Committee manages our strategic health and safety framework. The committee sets our comprehensive health and safety policies, upholds our robust health and safety culture and management system, shares best practices, seeks opportunities to continuously improve our safety performance and monitors performance against our goal to achieve zero high-risk incidents.
•Investment Review: The Service Provider incorporates ESG factors, including climate-related considerations, into the due diligence process for potential investments, including reviewing material ESG and other findings from due diligence, prior to investment decisions being made.
A proactive and focused approach continuing to build upon our high ESG standards creates value in our business. The initiatives we undertake and the investments we make in building our business are guided by our core set of values around ESG, as we create a culture and organization that we believe can be successful today and in the future. For a discussion of the individuals from Brookfield’s management team that are expected to be involved in our business, see Item 6.A. “Directors and Senior Management — Our Management”. Also see Item 3.D “Risk Factors — General Risk Factors — New regulatory initiatives related to ESG and/or changing market perception of our businesses could adversely impact our business.”

4.C    ORGANIZATIONAL STRUCTURE
Organizational Chart
The simplified chart below presents a summary of our ownership and organizational structure. Please note that on this chart all interests are 100% unless otherwise indicated. “GP Interest” denotes a general partnership interest and “LP Interest” denotes a limited partnership interest. BEP’s sole material assets are an approximate 58% LP Interest in BRELP and preferred limited partnership interests in BRELP. Brookfield indirectly holds the remaining 41% LP Interest in BRELP, a 25% LP Interest in BEP and a 0.01% and 1% GP Interest in BEP and BRELP, respectively, for an aggregate indirect ownership interest in BEP of approximately 48% on a fully-exchanged basis, assuming the exchange of all of the outstanding Redeemable/Exchangeable partnership units and BEPC exchangeable shares. For more details on the exchange mechanism, see Item 10.B “Memorandum and Articles of Association — Description of the Amended and Restated Limited Partnership Agreement of BRELP — Redemption-Exchange Mechanism”. Brookfield’s indirect 1% GP Interest in BRELP entitles it to receive incentive distributions linked to the growth of BRELP’s distributions. This simplified chart should be read in conjunction with the explanation of our ownership and organizational structure below and the information included under Item 6.A “Directors and Senior Management” and Item 7. “Major Shareholders and Related Party Transactions”.

(1)    Brookfield’s general partner interest is held through Brookfield Renewable Partners Limited, a Bermuda company that is indirectly wholly-owned by Brookfield Corporation.
(2)    Brookfield’s limited partnership interest in BRELP, held in Redeemable/Exchangeable partnership units, is redeemable for cash or exchangeable for LP units in accordance with the redemption-exchange mechanism contained in BRELP’s limited partnership agreement, which could result in Brookfield, owning approximately 56% of BEP's issued and outstanding LP Units assuming exchange of the Redeemable/Exchangeable partnership units (and including the issued and outstanding LP units that Brookfield currently also owns). See Item 10.B “Memorandum and Articles of Association – Description of the Amended and Restated Limited Partnership of BRELP – Redemption-Exchange Mechanism”.
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
(5)    Canadian Bond Guarantors and Preference Share Guarantors.
(6)     Perpetual Note Guarantors.
(7)    Preferred Unit Guarantors.
(8)    Certain wholly-owned subsidiaries of the Asset Management Company, which is owned 75% by Brookfield Corporation and 25% by Brookfield Asset Management, are Service Provider entities and provide services to the Service Recipients.
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
Brookfield Renewable Partners L.P.
BEP is a Bermuda exempted limited partnership that was established on June 27, 2011 under the provisions of the Bermuda Partnership Acts. The address of our registered and head office is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda, and the telephone number is 441-294-3304.
BEP’s sole material assets are its approximate 58% LP Interest in BRELP and preferred limited partnership interests in BRELP. We anticipate that the only distributions BEP will receive in respect of its limited partnership interests in BRELP will consist of amounts to assist us in making distributions to our LP unitholders in accordance with our distribution policy, to our Preferred Unitholders in accordance with the terms of our Preferred Units and to allow us to pay expenses as they become due. The declaration and payment of cash distributions by BEP is at the discretion of the Managing General Partner, which is not required to make such distributions. In addition, BEP will not be permitted to make a distribution on our LP units unless all accrued distributions have been paid in respect of the Class A Preferred Units and all other units of BEP ranking prior to or on a parity with the Class A Preferred Units. See Item 4.B “Business Overview — Our LP Unit Distribution Reinvestment Plan”.
The Asset Management Company
Certain wholly-owned subsidiaries of the Asset Management Company, which is owned 75% by Brookfield Corporation and 25% by Brookfield Asset Management, provide services to the Service Recipients. See Item 4.B “Business Overview — About Brookfield” and Item 6.A “Directors and Senior Management — Our Master Services Agreement” for more information on Brookfield and these arrangements.
The Managing General Partner
The Managing General Partner serves as BEP’s general partner and has sole authority for the management and control of BEP, which is exercised exclusively by its board of directors. BEP’s interests in BRELP consists of limited partnership and preferred limited partnership interests, which by law do not entitle the holders thereof to participate in partnership decisions. However, pursuant to the Voting Agreement, BEP, through the Managing General Partner, has a number of voting rights, including the right to direct all eligible votes in the election of the directors of the BRELP General Partner. See Item 10.B “Memorandum and Articles of Association — Description of Our LP units, Preferred Units and the Amended and Restated Limited Partnership Agreement of BEP” and Item 7.B “Related Party Transactions — Voting Agreement”.
Brookfield Renewable Corporation
BEPC is a Canadian corporation incorporated on September 9, 2019 under the laws of British Columbia and was established to be an alternative investment vehicle for investors who prefer owning securities through a corporate structure. BEPC exchangeable shares are listed on the TSX and the NYSE under the symbol “BEPC”. While BEPC’s operations are primarily located in the United States, South America and Europe, shareholders of BEPC, in economic terms, have exposure to all regions that BEP operates in as a result of the exchange feature attached to the BEPC exchangeable shares, whereby BEPC has the option to meet an exchange request by delivering cash or an LP unit. We believe economic equivalence is achievable through identical dividends and distributions on the BEPC exchangeable shares and LP units and each BEPC exchangeable share being exchangeable at the option of the holder for one LP unit at any time. Given the intended economic equivalence, we expect that the market price of

BEPC exchangeable shares will be impacted by the market price of the LP units and the combined business performance of Brookfield Renewable as a whole.
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
BRELP GP LP and the BRELP General Partner
The BRELP GP LP serves as the general partner of BRELP and has sole authority for the management and control of BRELP. The general partner of BRELP GP LP is the BRELP General Partner, a corporation owned indirectly by Brookfield (through the Asset Management Company) but controlled by BEP, through the Managing General Partner, pursuant to the Voting Agreement. See Item 7.B “Related Party Transactions — Voting Agreement”. BRELP GP LP is entitled to receive incentive distributions from BRELP as a result of its ownership of the general partnership interests of BRELP. See Item 7.B “Related Party Transactions — Incentive Distributions”.
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
•C$175,000,000 of Series 6 Shares, guaranteed by the Preference Share Guarantors. The Series 6 Shares are listed on the TSX under the symbol “BRF.PR.F”.
Canadian Finco
Canadian Finco is an indirect wholly-owned subsidiary of BEP incorporated under the ABCA on September 14, 2011. Other than approximately C$3.1 billion aggregate principal amount of publicly issued Canadian Bonds and notes and a receivable from an indirect wholly-owned subsidiary of BEP, Canadian Finco has no significant assets or liabilities, no subsidiaries and no operations of its own. The Canadian Bonds are guaranteed by the Canadian Bond Guarantors.
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
The Canadian Bonds (other than the Series 15 notes) are governed under the 2011 Bond Indenture and the Series 15 notes are governed under the 2021 Bond Indenture. All Canadian Bonds guaranteed by BEP and the other Canadian Bond Guarantors as described below under “— 2021 Bond Indenture and Guarantees”. The Canadian Bonds consist of the following fixed rate medium-term notes:

Medium-term notes	Maturity	Interest Rate	Principal Amount as at December 31, 2022 (in millions)
Series 4 (C$150 million)	2036	5.84%	C$150 million
Series 9 (C$400 million)	2025	3.75%	C$400 million
Series 10 (C$500 million)	2027	3.63%	C$500 million
Series 11 (C$475 million)	2029	4.25%	C$475 million
Series 12 (C$475 million)	2030	3.38%	C$475 million
Series 13 (C$300 million)	2049	4.29%	C$300 million
Series 14 (C$425 million)	2050	3.33%	C$425 million
Series 15 (C$400 million)	2032	5.88%	C$400 million
Bond Indentures and Guarantees
2011 Bond Indenture and Guarantees
The 2011 Bond Indenture provides for the issuance of one or more series of unsecured debentures or notes of Canadian Finco, a wholly-owned subsidiary of BEP, by way of supplemental indentures. The 2011 Bond Indenture amends and restates the trust indenture dated December 16, 2004, as amended, supplemented or restated, between Brookfield, Bank of New York Mellon and BNY Trust Company of Canada (the “Original Bond Indenture”). The 2011 Bond Indenture provided for Canadian Finco to assume Brookfield’s obligations in respect of the Series 3 and Series 4 notes issued under supplemental indentures to the Original Bond Indenture. The Amended and Restated Second Supplemental Indenture to the Original Bond Indenture, dated October 27, 2006, provides for the issue of C$200 million aggregate principal amount of Series 3 medium-term notes and C$150 million aggregate principal amount of Series 4 medium-term notes. The Ninth Supplemental Indenture, dated March 6, 2015, provides for the issue of C$400 million aggregate principal amount of Series 9 notes. The Tenth Supplemental Indenture, dated August 12, 2016, provides for the issue of C$500 million aggregate principal amount of Series 10 notes. The Eleventh Supplemental Indenture, dated September 20, 2018, provides for the issue of C$475 million aggregate principal amount of Series 11 medium-term notes. The Twelfth Supplemental Indenture, dated September 13, 2019, provides for the issue of C$475 million aggregate principal amount of Series 12 notes. The Thirteenth Supplemental Indenture, dated September 13, 2019, provides for the issue of C$300 million aggregate principal amount of Series 13 notes. The Fourteenth Supplemental Indenture, dated August 13, 2020, provides for the issue of C$425 million aggregate principal amount of Series 14 notes. Canadian Bonds are unconditionally guaranteed by BEP and the other Canadian Bond Guarantors as to payment of the principal of, premium, if any, and interest on all debentures issued by Canadian Finco under the 2011 Bond Indenture from time to time and all other obligations and liabilities owing by Canadian Finco to the trustee under the 2011 Bond Indenture. Pursuant to the guarantees, each of the Canadian Bond Guarantors has agreed to not enter into any transaction whereby all or substantially all of the undertaking, property and assets of the Canadian Bond Guarantor would become the property of any other person unless the other person assumed the obligations of the Canadian Bond Guarantor under the guarantee and certain other conditions are met or unless the transaction is between or among any one or more of Canadian Finco, the Canadian Bond Guarantor, another Canadian Bond Guarantor and/or any subsidiary of any of them.
2021 Bond Indenture and Guarantees

The 2021 Bond Indenture provides for the issuance of one or more series of unsecured debentures or notes of Canadian Finco, a wholly-owned subsidiary of BEP, by way of supplemental indentures. The First Supplemental Indenture, dated November 9, 2022, provides for the issue of C$400 million aggregate principal amount of Series 15 notes. Pursuant to the guarantees, each of the Canadian Bond Guarantors has agreed to not enter into any transaction whereby all or substantially all of the undertaking, property and assets of the Canadian Bond Guarantor would become the property of any other person unless the other person assumed the obligations of the Canadian Bond Guarantor under the guarantee and certain other conditions are met or unless the transaction is between or among any one or more of Canadian Finco, the Canadian Bond Guarantor, another Canadian Bond Guarantor and/or any subsidiary of any of them.
NA Holdco
NA Holdco is an indirect wholly-owned subsidiary of BEP incorporated under the Business Corporations Act (Ontario) on March 8, 2011. In April 2021, NA Holdco issued $350 million of green Series 1 Perpetual Notes at a fixed rate of 4.625% per annum, and in December 2021, NA Holdco issued $260 million of green Series 2 Perpetual Notes at a fixed rate of 4.875% per annum. The Series 1 Perpetual Notes and Series 2 Perpetual Notes were issued pursuant to the first supplemental indenture, dated April 15, 2021, and the second supplemental indenture, dated December 9, 2021, in each case, to the indenture, as of April 15, 2021, by and among NA Holdco, the Perpetual Note Guarantors and Computershare Trust Company, N.A., as trustee (as supplemented by the applicable supplemental indenture, the “Perpetual Notes Indenture”). The Perpetual Notes permit the deferral of interest at the discretion of NA Holdco; however, if NA Holdco has deferred interest then under the terms of the Perpetual Notes Indenture, BEP is restricted on paying distributions on its LP units as well as its Preferred Units, and from paying interest on certain indebtedness. The Series 1 Perpetual Notes and the Series 2 Perpetual Notes are redeemable at NA Holdco’s option on or after April 30, 2026 and December 9, 2026, respectively. The Perpetual Notes are also redeemable in connection with certain ratings and tax events. The proceeds of the Perpetual Notes have been and will be used to finance and/or refinance investments made in renewable power generation assets or businesses and to support the development of clean energy technologies that constitute eligible green investments, including, in the case of the Series 1 Perpetual Notes, redemption of the Series 9 Preferred Units, and in the case of the Series 2 Perpetual Notes (1) the redemption of the Series 5 Preferred Units, and (2) the redemption of the Series 11 Preferred Units.
In addition to the approximately $710 million aggregate principal amount of publicly issued Perpetual Notes, NA Holdco indirectly holds most of Brookfield Renewable’s North American operating assets as well as its interest in BEPC. The Perpetual Notes are guaranteed by the Perpetual Note Guarantors.
Inter-Corporate Relationships
The following table provides the name, the percentage of voting securities owned, controlled or directed, directly or indirectly, by us, and the jurisdiction of incorporation, continuance, formation or organization of our significant subsidiaries as at December 31, 2022.

	Jurisdiction of Incorporation or Organization	Percentage of voting securities owned or controlled (%)
BP Brazil US Subco LLC	Delaware	100
Brookfield BRP Canada Corp.	Ontario	100
Brookfield BRP Europe Holdings (Bermuda) Limited	Bermuda	100
Brookfield Power US Holding America Co.	Delaware	100
Isagen S.A. E.S.P.(1)	Colombia	99.7
TerraForm Power Parent, LLC(1)	New York	100
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
Certain comparative figures have been reclassified to conform to the current year’s presentation.

Organization of the Management’s Discussion and Analysis

PART 1 – 2022 HIGHLIGHTS

YEAR ENDED DECEMBER 31 (MILLIONS, EXCEPT AS NOTED)	2022	2021
Selected financial information
Revenues	$4,711	$4,096
Net loss attributable to Unitholders	(295)	(368)
Basic and diluted net loss per LP unit(1)	(0.60)	(0.69)
Proportionate Adjusted EBITDA(2)	2,002	1,876
Funds From Operations(2)	1,005	934
Funds From Operations per Unit(2)(3)	1.56	1.45
Distribution per LP unit	1.28	1.22

Operational information
Capacity (MW)	25,377	21,049
Total generation (GWh)
Long-term average generation	63,656	58,913
Actual generation	63,036	56,629

Proportionate generation (GWh)
Long-term average generation	30,126	29,852
Actual generation	28,669	27,150
Average revenue ($ per MWh)	88	82
(1)Average LP units for the year ended December 31, 2022 were 275.2 million (2021: 274.9 million).
(2)Non-IFRS measure. For reconciliations to the most directly comparable IFRS measure, see “Cautionary Statement Regarding Use of Non-IFRS Measures” and “PART 4 – Financial Performance Review on Proportionate Information – Reconciliation of Non-IFRS Measures”.
(3)Average Units outstanding for the year ended December 31, 2022 were 645.9 million (2021: 645.6 million), being inclusive of our LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and GP interest.

AS AT DECEMBER 31 (MILLIONS, EXCEPT AS NOTED)	December 31, 2022	December 31, 2021
Liquidity and Capital Resources
Available liquidity	$3,695	$4,129
Debt to capitalization – Corporate	11%	8%
Debt to capitalization – Consolidated	39%	33%
Non-recourse borrowings – Consolidated	91%	90%
Fixed rate debt exposure on a proportionate basis(1)	97%	98%
Corporate borrowings
Average debt term to maturity	11 years	13 years
Average interest rate	4.1%	3.9%
Non-recourse borrowings on a proportionate basis
Average debt term to maturity	12 years	13 years
Average interest rate	4.9%	4.2%
(1)Total floating rate exposure is 10% (2021: 7%) of which 7% (2021: 5%) is related to floating rate debt exposure of certain foreign regions outside of North America and Europe due to the high cost of hedging associated with those regions.

Operations
Funds From Operations increased to $1,005 million or $1.56 on a per Unit basis, representing an 8% increase from the prior year driven by:
•Contributions from growth, including 3,475 MW of new development assets reaching commercial operation;
•Higher realized prices across most markets on the back of inflation escalation and strong global power pricing; and
•Favorable hydroelectric generation versus the prior year across all regions and strong asset availability across our global fleet
After deducting non-cash depreciation, foreign exchange and financial instrument loss and other, net loss attributable to Unitholders was $295 million or $0.60 per LP unit, compared to net loss attributable to Unitholders of $368 million or $0.69 per LP unit in the prior year.
Refer to Part 2 - Financial Performance Review on Consolidated Information in this Management’s Discussion and Analysis for details on consolidated statements of income (loss).
We continued to focus on extending our contract profile as we completed the following:
•Secured contracts to deliver over 11,000 GWh of clean energy annually including 5,000 GWh to corporate offtakers;
Liquidity and Capital Resources
Our access to diverse pools of capital, including private institutional capital, backed by our investment grade balance sheet, continues to provide us resiliency and a strategic advantage particularly during market volatility
•Liquidity position remains robust, with $3.7 billion of total available liquidity, providing significant flexibility to fund growth, and no meaningful near-term maturities
•Executed approximately $10 billion of financings, generating $2 billion ($1.2 billion net to Brookfield Renewable) in proceeds from upfinancings
•During the year, issued C$150 million of fixed rate green perpetual Class A preferred limited partnership units and C$400 million of green bonds
•We expect to imminently close the fifth and final tranche of the sale of our 630-megawatt solar portfolio in Mexico, generating $400 million in the aggregate ($50 million net to Brookfield Renewable), doubling our invested capital in less than three years. Furthermore, we are advancing numerous capital recycling opportunities at strong returns that are expected to generate up to approximately $4 billion ($1.5 billion net to Brookfield Renewable) of aggregate proceeds when closed
Growth and Development
During the year, together with our institutional partners, we closed or agreed to invest up to $12 billion ($2.8 billion net to Brookfield Renewable) of capital across various transactions, including:
•Formed a strategic partnership with Cameco to acquire Westinghouse, one of the world’s largest nuclear services businesses. The total expected equity invested will be approximately $4.5 billion (up to $750 million net to Brookfield Renewable), and we, alongside our institutional partners, will own 51% interest with Cameco owning 49%;
•Invested in three large renewable development businesses in the U.S. for up to $2.7 billion ($540 million net to Brookfield Renewable), including follow-on investment opportunities, including:
◦An utility-scale solar developer with 20 GW portfolio of utility-scale solar and energy storage development assets;
◦An integrated distributed generation developer with approximately 500 MW of contracted operating and under construction assets; and

◦A renewables developer with a portfolio of over 800 MW of operating wind assets and pipeline of over 22 GW of wind, utility-scale solar and storage assets
•Entered a number of new high growth transition asset classes that are complementary to our core renewable assets through small upfront investments with experienced partners that are structured with downside protection, discretion over future investment and significant potential upside returns on our capital:
◦Invested into three carbon capture businesses in North America with aggregate initial commitments of $110 million (approximately $25 million net to Brookfield Renewable) and secured the option to invest up to approximately $1 billion (approximately $210 million net to Brookfield Renewable) of follow-on capital for future projects meeting our risk-return requirements;
◦Invested in a pure-play recycling business in the U.S. with an initial commitment of $200 million ($40 million net to Brookfield Renewable) and secured the option to invest up to approximately $500 million ($100 million net to Brookfield Renewable) of follow-on capital for future projects meeting our risk-return requirements; and
◦Invested in a developer, operator and owner of renewable natural gas assets in the U.S. with an initial commitment of $150 million ($30 million net to Brookfield Renewable) and secured the option to invest up to approximately $350 million ($70 million net to Brookfield Renewable) of follow-on capital for future projects meeting our risk-return requirements
During 2022, we continued to progress our development pipeline
•Commissioned 3,475 MW of development projects, including the completion of our 845 MW wind repowering project in Oregon and over 560 MW of our utility-scale solar facility in Brazil. We also continue to advance the construction of over 19,000 MW of renewable power development projects. We are also making good progress in our sustainable solutions development pipeline, that along with our renewable power pipeline, are expected to generate Funds From Operations net to Brookfield Renewable of $278 million in aggregate once completed.

PART 2 – FINANCIAL PERFORMANCE REVIEW ON CONSOLIDATED INFORMATION
The following table reflects key financial data for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2022	2021	2020
Revenues	$4,711	$4,096	$3,810
Direct operating costs	(1,434)	(1,365)	(1,274)
Management service costs	(243)	(288)	(235)
Interest expense	(1,224)	(981)	(976)
Depreciation	(1,583)	(1,501)	(1,367)
Income tax recovery (expense)	2	(14)	147
Net (loss) income	138	(66)	(45)
	Average FX rates to USD
C$	1.30	1.25	1.34
	€0.95	0.85	0.88
R$	5.16	5.40	5.16
COP	4,253	3,742	3,693
Current Year Variance Analysis (2022 vs 2021)
Revenues totaling $4,711 million represents an increase of $615 million over same period in the prior year due to the growth of our business and higher power prices. Recently acquired and commissioned facilities contributed 3,544 GWh of generation and $288 million of revenues, which was partially offset by recently completed asset sales that reduced generation by 996 GWh and revenues by $99 million. On a same store, local currency basis, revenues increased by $569 million primarily due to higher average realized revenue per MWh due to inflation indexation, recontracting initiatives, and higher global merchant power, as well as stronger hydrology across our fleet.
The strengthening of the U.S. dollar relative to the same period in the prior year across most of the currencies decreased revenues by approximately $143 million, which was partially offset by a $90 million favorable foreign exchange impact on our operating and interest expenses.
Direct operating costs totaling $1,434 million represents an increase of $69 million over the same period in the prior year due to additional costs from our recently acquired and commissioned facilities being partly offset by cost saving initiatives across our business, recently completed asset sales and the impact of foreign exchange movement noted above.
Management service costs totaling $243 million represents a decrease of $45 million over the same period in the prior year.
Interest expense totaling $1,224 million represents an increase of $243 million over the same period in the prior year due to the growth in our portfolio and accelerated financing initiatives in Colombia, as well as a C$1.0 billion strategic upfinancing of our Canadian hydroelectric facility to fund the growth of our business.
Depreciation expense totaling $1,583 million represents an increase of $82 million over the same period in the prior year due to the growth of our business.
Net income totaling $138 million represents an increase of $204 million over the same period in the prior year due to the above noted items.
Prior Year Variance Analysis (2021 vs 2020)
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

PART 3 – ADDITIONAL CONSOLIDATED FINANCIAL INFORMATION
SUMMARY CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
The following table provides a summary of the key line items on the audited annual consolidated statements of financial position as at December 31:

(MILLIONS)	2022	2021
Assets held for sale	$938	$58
Current assets	4,183	2,889
Equity-accounted investments	1,392	1,107
Property, plant and equipment, at fair value	54,283	49,432
Total assets	64,111	55,867
Liabilities directly associated with assets held for sale	351	6
Corporate borrowings	2,548	2,149
Non-recourse borrowings	22,302	19,380
Deferred income tax liabilities	6,507	6,215
Total liabilities and equity	64,111	55,867
	FX rates to USD
C$	1.35	1.26
	€0.93	0.88
R$	5.22	5.58
COP	4,810	3,981
Property, plant and equipment
Property, plant and equipment totaled $54.3 billion as at December 31, 2022 compared to $49.4 billion as at December 31, 2021. The $4.9 billion increase was primarily attributable to a $3.7 billion annual revaluation which recognized the benefit of higher power prices across most markets and the expected growth in demand for renewable power. Our acquisitions during the year, including over 800 MW portfolio of operating wind assets and a development pipeline of over 22 GW, a 20 GW portfolio of utility-scale solar and energy storage development platform, a distributed generation developer with 500 MW of contracted operating and under construction assets, an 1.8 GW of development pipeline in the United States, as well as our continued investments in the development of power generating assets and our sustaining capital expenditure, all increased property, plant and equipment by $5.5 billion. The increase was partially offset by the sale of our 36 MW operating hydroelectric portfolio in Brazil which decreased property, plant and equipment by $0.1 billion, the strengthening of the U.S. dollar across most of the currencies which decreased property, plant and equipment by $2.0 billion and depreciation expense associated with property, plant and equipment of $1.5 billion. During the year, we transferred $0.7 billion of property, plant and equipment to assets held for sale relating to our institutional partners agreement to sell their 50% interest in a 378 MW operating hydroelectric portfolio in the U.S. Brookfield Renewable will continue to retain its 22% interest in the investment and accordingly, will not receive proceeds from the sale. The portfolio has been reclassified as held for sale, as subsequent to our institutional partners’ 50% interest completing this sale, Brookfield Renewable will no longer consolidate this investment and will recognize its interest as an equity accounted investment.
See Note 13 – Property, plant and equipment, at fair value in our audited annual consolidated financial statements for information on the revaluation assumptions used and sensitivity analysis.

Assets held for sale and Liabilities directly associated with assets held for sale
Assets held for sale and Liabilities directly associated with assets held for sale totaled $938 million and $351 million, respectively, as at December 31, 2022 compared to $58 million and $6 million, respectively, as at December 31, 2021.
During the year, Brookfield Renewable, together with institutional partners, completed the sale of its 19 MW solar assets in Asia for proceeds of approximately MYR $144 million ($33 million and $10 million net to Brookfield Renewable).
As at December 31, 2022, Assets held for sale and Liabilities directly associated with assets held for sale include wind assets in the U.S. that were acquired as part of the acquisition of a renewables developer that had a pre-existing sale and purchase agreement at the time of acquisition, as well as the classification of a 378 MW operating hydroelectric portfolio in the U.S. as held for sale following our institutional partners agreement to sell their 50% interest. Brookfield Renewable will continue to retain its 22% interest in the investment and accordingly, will not receive proceeds from the sale. The portfolio has been reclassified as held for sale, as subsequent to our institutional partners’ 50% interest completing this sale, Brookfield Renewable will no longer consolidate this investment and will recognize its interest as an equity-accounted investment.
RELATED PARTY TRANSACTIONS
Brookfield Renewable’s related party transactions are in the normal course of business and are recorded at the exchange amount. Brookfield Renewable’s related party transactions are primarily with Brookfield Corporation.
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
Brookfield Renewable participates with institutional partners in Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV, Brookfield Global Transition Fund and Brookfield Infrastructure Debt Fund (“Private Funds”), each of which is a Brookfield sponsored fund, and in connection therewith, Brookfield Renewable, together with our institutional partners, has access to financing using the Private Funds’ credit facilities.
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
Brookfield Corporation has provided a $400 million committed unsecured revolving credit facility maturing in December 2023 and the draws bear interest at the London Interbank Offered Rate plus a margin. As at December 31, 2022, there were no draws on the committed unsecured revolving credit facility provided by Brookfield Corporation. Brookfield Corporation may from time to time place funds on deposit with Brookfield Renewable which are repayable on demand including any interest accrued. There were nil funds placed on deposit with Brookfield Renewable as at December 31, 2022 (2021: nil). The interest expense on the deposit and draws from the credit facility for the year ended December 31, 2022 totaled nil (2021: $2 million).

During the fourth quarter of 2022, Brookfield Renewable sold a portfolio of investments, which included partial interests in consolidated subsidiaries, with an approximate fair value of $388 million to an affiliate of Brookfield in exchange for securities of equal value. The portfolio of investments represented seed assets in a new product offering that Brookfield will be marketing and selling to third party investors which at that time will provide Brookfield Renewable the opportunity to, subject to certain conditions, monetize the securities to generate liquidity. The securities are recorded as financial instrument assets on the consolidated statements of financial position. The reduction in partial interests in consolidated subsidiaries is reflected as an increase in non-controlling interests in operating subsidiaries on the consolidated statements of financial position.
In addition to these agreements, Brookfield Renewable and Brookfield have executed other agreements that are described in Note 30 – Related party transactions in our audited annual consolidated financial statements. For a description of certain of our agreements with Brookfield, please see Item 7.B “Related Party Transactions” in our Form 20-F for the annual period ending December 31, 2022.
The following table reflects the related party agreements and transactions in the audited annual consolidated statements of income (loss), for the year ended December 31:

(MILLIONS)	2022	2021	2020
Revenues
Power purchase and revenue agreements	$21	$103	$286
Direct operating costs
Energy marketing fee and other services	(1)	(8)	(4)
Insurance services(1)	—	(26)	(24)
	$(1)	$(34)	$(28)
Interest expense
Borrowings	$—	$(2)	$(2)
Contract balance accretion	(20)	(21)	(13)
	$(20)	$(23)	$(15)
Other related party services	$(5)	$(4)	$—
Management service costs	$(243)	$(288)	$(235)
(1)Prior to November 2021, insurance services were paid to external insurance service providers through subsidiaries of Brookfield Corporation. The fees paid to the subsidiaries of Brookfield Corporation in 2022 were nil (2021 was nil and 2020: was nil). As of November 2021, Brookfield, through a regulated subsidiary, began providing insurance coverage through third-party commercial insurers for the benefits of certain entities in North America. The premiums and claims paid are not included in the table above.
The following table reflects the impact of the related party agreements and transactions on the consolidated balance sheets as at December 31:

(MILLIONS)	Related party	2022	2021
Current assets
Trade receivables and other current assets
Contract asset	Brookfield	$54	$57
Due from related parties
Amounts due from	Brookfield	105	21
	Equity-accounted investments and other	18	14
		123	35
Non-current assets
Other long-term assets
Contract asset	Brookfield	341	388

Amounts due from	Equity-accounted investments and other	128	142
		128	142

Current liabilities
Financial Instrument Liabilities	Brookfield Reinsurance	3	—

Due to related parties
Amount due to	Brookfield	166	119
	Equity-accounted investments and other	62	13
	Brookfield Reinsurance	321	—
Non-recourse borrowings	Brookfield	88	—
Accrued distributions payable on LP units, BEPC exchangeable shares and Redeemable/Exchangeable partnership units and GP interest	Brookfield	38	32
		675	164

Non-Current liabilities
Financial Instrument Liabilities	Brookfield Reinsurance	3	—

Corporate borrowings	Brookfield Reinsurance	7	—

Non-recourse borrowings	Brookfield Reinsurance and associates	93	51
	Brookfield	1,750	30
		1,843	81
Other long-term liabilities
Amounts due to	Equity-accounted investments, Brookfield Reinsurance and associates and other	1	34
Contract liability	Brookfield	662	635
		$663	$669

Equity
Preferred limited partners equity	Brookfield Reinsurance and associates	$15	$—

EQUITY
General partnership interest in a holding subsidiary held by Brookfield
Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly LP unit distributions exceed specified target levels. As at December 31, 2022, to the extent that LP unit distributions exceed $0.200 per LP unit per quarter, the incentive distribution is 15% of distributions above this threshold. To the extent that quarterly LP unit distributions exceed $0.2253 per LP unit per quarter, the incentive distribution is equal to 25% of distributions above this threshold. Incentive distributions of $94 million were declared during the year ended December 31, 2022 (2021: $80 million).
Preferred equity
The Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) do not have a fixed maturity date and are not redeemable at the option of the holders. As at December 31, 2022, none of the issued Class A, Series 5 and 6 Preference Shares have been redeemed by BRP Equity.
In December 2022, the Toronto Stock Exchange accepted notice of BRP Equity's intention to renew the normal course issuer bid in connection with its outstanding Class A Preference Shares for another year to December 15, 2023, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, BRP Equity is permitted to repurchase up to 10% of the total public float for each respective series of the Class A Preference Shares. Shareholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. There were no repurchases of Class A Preference Shares during 2022 or 2021 in connection with the normal course issuer bid.
Perpetual subordinated notes
The perpetual subordinated notes are classified as a separate class of non-controlling interest on Brookfield Renewable's consolidated statements of financial position. Brookfield Renewable incurred interest of $29 million on the perpetual subordinated notes during the year ended December 31, 2022 (2021: $12 million). Interest incurred on the perpetual subordinated notes are presented as distributions in the consolidated statements of changes in equity.
Preferred limited partners’ equity
The Class A Preferred Limited Partnership Units (“Preferred units”) of Brookfield Renewable do not have a fixed maturity date and are not redeemable at the option of the holders.
In the first quarter of 2022, Brookfield Renewable redeemed all of the outstanding units of Series 5 Preferred Limited Partnership units for C$72 million or C$25.25 per Preferred Limited Partnership Unit.
In the second quarter of 2022, Brookfield Renewable issued 6,000,000 Series 18 Preferred Units at a price of C$25 per unit for gross proceeds of C$150 million. The holders of the Series 18 Preferred Units are entitled to receive a cumulative quarterly fixed distribution yielding 5.5%.
In the second quarter of 2022, Brookfield Renewable redeemed all of the outstanding units of Series 11 Preferred Units for C$250 million or C$25 per Unit.
In December 2022, the Toronto Stock Exchange accepted notice of Brookfield Renewable's intention to renew the normal course issuer bid in connection with the outstanding Class A Preferred Limited Partnership Units for another year to December 15, 2023, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of its Class A Preferred Limited Partnership Units. Unitholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. No shares were repurchased during 2022 or 2021.
Limited partners’ equity, Redeemable/Exchangeable partnership units, and BEPC exchangeable shares
As at December 31, 2022, Brookfield Corporation owns, directly and indirectly 308,051,190 LP units, Redeemable/Exchangeable partnership units and BEPC exchangeable shares, on a combined basis, representing approximately 48% of Brookfield Renewable on a fully-exchanged basis (assuming the exchange of Redeemable/Exchangeable partnership units and BEPC exchangeable shares) and the remaining approximately 52% is held by public investors.

During the year ended December 31, 2022, Brookfield Renewable issued 262,177 LP units (2021: 230,304 LP units) under the distribution reinvestment plan at a total value of $9 million (2021: $9 million).
During the year ended December 31, 2022, exchangeable shareholders of BEPC exchanged 12,308 BEPC exchangeable shares (2021: 16,071 BEPC exchangeable shares) for an equivalent number of LP units amounting to less than $1 million (2021:$1 million ).
In December 2022, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units and outstanding BEPC exchangeable shares. Brookfield Renewable is authorized to repurchase up to 13,764,352 LP units and 8,610,905 BEPC exchangeable shares, representing 5% of each of its issued and outstanding LP units and BEPC exchangeable shares. The bids will expire on December 15, 2023, or earlier should Brookfield Renewable complete its repurchases prior to such date. There were no LP units or BEPC exchangeable shares repurchased during the years ended December 31, 2022 or 2021.

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
PROPORTIONATE RESULTS FOR THE YEAR ENDED DECEMBER 31
The following chart reflects the generation and summary financial figures on a proportionate basis for the year ended December 31:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA(2)		Funds From Operations
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Hydroelectric
North America	11,285	10,470	12,161	12,167	$964	$876	$603	$569	$412	$409
Brazil	3,828	3,626	4,060	4,004	197	169	167	155	138	131
Colombia	4,411	3,950	3,802	3,555	273	224	201	159	117	128
	19,524	18,046	20,023	19,726	1,434	1,269	971	883	667	668
Wind
North America	3,932	4,009	4,564	5,051	332	370	239	277	172	200
Europe	867	1,029	944	1,077	134	125	133	187	114	164
Brazil	565	589	669	670	31	29	24	23	19	17
Asia	595	469	627	451	41	32	34	24	21	15
	5,959	6,096	6,804	7,249	538	556	430	511	326	396
Utility-scale solar	1,882	1,777	2,410	2,016	374	348	362	298	253	185
Distributed energy & sustainable solutions(1)	1,304	1,231	889	861	290	242	197	173	154	133
Corporate	—	—	—	—	—	—	42	11	(395)	(448)
Total	28,669	27,150	30,126	29,852	$2,636	$2,415	$2,002	$1,876	$1,005	$934
(1)Actual generation includes 524 GWh (2021: 442 GWh) from facilities that do not have a corresponding long-term average. See PART 9 – Presentation to Stakeholders’ for why we do not consider long-term average for certain of our facilities.
(2)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

HYDROELECTRIC OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for hydroelectric operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2022	2021
Revenue	$1,434	$1,269
Other income	47	92
Direct operating costs	(510)	(478)
Adjusted EBITDA	971	883
Interest expense	(262)	(206)
Current income taxes	(42)	(9)
Funds From Operations	$667	$668

Generation (GWh) – LTA	20,023	19,726
Generation (GWh) – actual	19,524	18,046
The following table presents our proportionate results by geography for hydroelectric operations for the year ended December 31:

	Actual Generation (GWh)		Average revenue per MWh(1)		Adjusted EBITDA(2)		Funds From Operations
(MILLIONS, EXCEPT AS NOTED)	2022	2021	2022	2021	2022	2021	2022	2021
North America
United States	7,109	7,088	$83	$72	$363	$359	$270	$256
Canada	4,176	3,382	63	63	240	210	142	153
	11,285	10,470	76	69	603	569	412	409
Brazil	3,828	3,626	51	47	167	155	138	131
Colombia	4,411	3,950	62	61	201	159	117	128
Total	19,524	18,046	$68	$63	$971	$883	$667	$668
(1)Average revenue per MWh was adjusted to net the impact of power purchases and any revenue with no corresponding generation.
(2)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis
North America
Funds From Operations at our North American business were $412 million in 2022 versus $409 million in the prior year as the benefit from favorable generation 8% above prior year and higher average revenue per MWh due to inflation indexation on our contracted generation and strong market pricing environment was partly offset by financing initiatives in Canada completed in 2021 to fund growth ($32 million).
Brazil
Funds From Operations at our Brazilian business were $138 million in 2022 versus $131 million in the prior year. Excluding the impact of the positive ruling regarding historical under allocation of generation to our facilities under the centralized pooling mechanism that benefited the prior year ($30 million), Funds From Operations was significantly higher than prior year primarily due to favorable generation (3% above prior year) and higher average revenue per MWh on our contracted generation due to inflation indexation as well as contribution from the commissioning of a 30 MW hydroelectric facility in the second quarter of 2022 ($3 million and 84 GWh).

Colombia
Funds From Operations at our Colombian business were $117 million in 2022 versus $128 million in the prior year. On a local currency basis, Funds From Operations was 4% higher than the prior year due to the benefit from newly acquired and commissioned facilities during the year ($14 million and 242 GWh), higher generation that was 16% above long-term average and higher average revenue per MWh due to inflation indexation and recontracting initiatives, partly offset by interest expense as a result of accelerating refinancing initiatives. The increase was more than offset by weakening of the Colombian peso versus the U.S. dollar.
WIND OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for wind operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2022	2021
Revenue	$538	$556
Other income	56	126
Direct operating costs	(164)	(171)
Adjusted EBITDA	430	511
Interest expense	(96)	(106)
Current income taxes	(8)	(9)
Funds From Operations	$326	$396

Generation (GWh) – LTA	6,804	7,249
Generation (GWh) – actual	5,959	6,096
The following table presents our proportionate results by geography for wind operations for the year ended December 31:

	Actual Generation (GWh)		Average revenue per MWh		Adjusted EBITDA(2)		Funds From Operations
(MILLIONS, EXCEPT AS NOTED)	2022	2021	2022	2021	2022	2021	2022	2021
North America
United States(1)	2,797	2,942	$82	$78	$154	$197	$108	$146
Canada	1,135	1,067	92	95	85	80	64	54
	3,932	4,009	85	83	239	277	172	200
Europe	867	1,029	132	121	133	187	114	164
Brazil	565	589	55	49	24	23	19	17
Asia	595	469	69	67	34	24	21	15
Total	5,959	6,096	$87	$85	$430	$511	$326	$396
(1)Average revenue per MWh adjusted to include the impact of the Texas weather event in February 2021 was $91 per MWh.
(2)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
North America
Funds From Operations at our North American business were $172 million in 2022 versus $200 million in the prior year. On a same store basis, net of asset sales ($45 million and 387 GWh), Funds From Operations were higher than prior year primarily due to favorable resources and higher power prices as a result of inflation indexation and generation mix.

Europe
Funds From Operations at our European business were $114 million in 2022 versus $164 million in the prior year. Excluding contributions from the sale of our Irish wind business and gains on the sale of our development assets in Ireland and Scotland ($91 million and 164 GWh), Funds From Operations were higher than prior year primarily due to higher market prices in Spain.
Brazil
Funds From Operations at our Brazilian business of $19 million in 2022 versus $17 million in the prior year as the benefit from higher average revenue per MWh due to inflation indexation of our contracts was partly offset by lower resources.
Asia
Funds From Operations at our Asian business were $21 million in 2022 versus $15 million in the prior year due to growth from newly acquired facilities in China ($6 million and 135 GWh). On a same store basis, the portfolio performed in line with prior year .
UTILITY-SCALE SOLAR OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for utility-scale solar operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2022	2021
Revenue	$374	$348
Other income	90	39
Direct operating costs	(102)	(89)
Adjusted EBITDA	362	298
Interest expense	(102)	(111)
Current income taxes	(7)	(2)
Funds From Operations	$253	$185

Generation (GWh) – LTA	2,410	2,016
Generation (GWh) – actual	1,882	1,777
Funds From Operations at our utility-scale solar business were $253 million in 2022 versus $185 million in the prior year, as the benefit from newly acquired and commissioned facilities, including a gain on sale of a solar development project in North America ($25 million and 249 GWh), and higher market prices in Spain was partly offset by lower resources.

DISTRIBUTED ENERGY & SUSTAINABLE SOLUTIONS OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for distributed energy & sustainable solutions business for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2022	2021
Revenue	$290	$242
Other income	26	3
Direct operating costs	(119)	(72)
Adjusted EBITDA	197	173
Interest expense	(42)	(38)
Current income taxes	(1)	(2)
Funds From Operations	$154	$133

Generation (GWh) – LTA	889	861
Generation (GWh) – actual(1)	1,304	1,231
(1)Actual generation includes 524 GWh (2021: 442 GWh) from facilities that do not have a corresponding long-term average. See PART 9 – Presentation to Stakeholders for why we do not consider long-term average for certain of our facilities.
Funds From Operations at our distributed energy & sustainable solutions business were $154 million in 2022 versus $133 million in the prior year primarily due to the benefit from the growth of our distributed generation portfolio and transition investments ($10 million and 38 GWh) and higher pricing for grid stability services provided by our pumped storage facilities on the back of higher and more volatile power prices.
CORPORATE
The following table presents our results for corporate for the year ended December 31:

(MILLIONS)	2022	2021
Other income	$73	$41
Direct operating costs	(31)	(30)
Adjusted EBITDA	42	11
Current income taxes	(1)	—
Management service costs	(243)	(288)
Interest expense	(94)	(78)
Distributions(1)	(99)	(93)
Funds From Operations	$(395)	$(448)
(1)Distributions on Preferred Units, Class A Preference Shares and Perpetual Subordinated Notes.

PROPORTIONATE RESULTS FOR THE YEAR ENDED DECEMBER 31, 2021 AND 2020
The following chart reflects the generation and summary financial figures on a proportionate basis for the year ended December 31:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA(2)		Funds From Operations
	2021	2020	2021	2020	2021	2020	2021	2020	2021	2020
Hydroelectric
North America	10,470	11,863	12,167	12,166	$876	$824	$569	$581	$409	$439
Brazil	3,626	3,663	4,004	4,004	169	175	155	177	131	152
Colombia	3,950	2,999	3,555	3,488	224	211	159	131	128	90
	18,046	18,525	19,726	19,658	1,269	1,210	883	889	668	681
Wind
North America	4,009	3,560	5,051	4,239	370	263	277	196	200	123
Europe	1,029	908	1,077	1,002	125	105	187	96	164	79
Brazil	589	552	670	671	29	27	23	24	17	17
Asia	469	428	451	443	32	28	24	25	15	18
	6,096	5,448	7,249	6,355	556	423	511	341	396	237
Utility-scale solar	1,777	1,284	2,016	1,510	348	245	298	232	185	139
Distributed energy & sustainable solutions(1)	1,231	795	861	475	242	169	173	111	133	84
Corporate	—	—	—	—	—	—	11	41	(448)	(334)
Total	27,150	26,052	29,852	27,998	$2,415	$2,047	$1,876	$1,614	$934	$807
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

HYDROELECTRIC OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for hydroelectric operations the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2021	2020
Revenue	$1,269	$1,210
Other income	92	124
Direct operating costs	(478)	(445)
Adjusted EBITDA	883	889
Interest expense	(206)	(191)
Current income taxes	(9)	(17)
Funds From Operations	$668	$681

Generation (GWh) – LTA	19,726	19,658
Generation (GWh) – actual	18,046	18,525
The following table presents our proportionate results by geography for hydroelectric operations for the year ended December 31:

	Actual Generation (GWh)		Average revenue Per MWh(1)		Adjusted EBITDA(2)		Funds From Operations
(MILLIONS, EXCEPT AS NOTED)	2021	2020	2021	2020	2021	2020	2021	2020
North America
United States	7,088	7,283	$72	$69	$359	$376	$256	$291
Canada	3,382	4,580	63	52	210	205	153	148
	10,470	11,863	69	62	569	581	409	439
Brazil	3,626	3,663	47	53	155	177	131	152
Colombia(3)	3,950	2,999	61	60	159	131	128	90
Total	18,046	18,525	$63	$67	$883	$889	$668	$681
(1)Includes realized foreign exchange hedge gains of approximately $40 million included in other income.
(2)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
(3)Average revenue per MWh was adjusted to net the impact of power purchases.
North America
Funds From Operations at our North American business were $409 million in 2021 versus $439 million in the prior year as higher average revenue per MWh due to the benefits from inflation indexation, generation mix and higher market prices were more than offset by lower generation that was 12% below prior year primarily at our hydroelectric facilities in Ontario, partly offset by stronger generation in New York.
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
WIND OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for wind operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2021	2020
Revenue	$556	$423
Other income	126	43
Direct operating costs	(171)	(125)
Adjusted EBITDA	511	341
Interest expense	(106)	(100)
Current income taxes	(9)	(4)
Funds From Operations	$396	$237

Generation (GWh) – LTA	7,249	6,355
Generation (GWh) – actual	6,096	5,448
The following table presents our proportionate results by geography for wind operations for the year ended December 31:

	Actual Generation (GWh)		Average revenue per MWh(1)		Adjusted EBITDA(2)		Funds From Operations
(MILLIONS, EXCEPT AS NOTED)	2021	2020	2021	2020	2021	2020	2021	2020
North America
United States(1)	2,942	2,426	$78	$69	$197	$108	$146	$57
Canada	1,067	1,134	95	91	80	88	54	66
	4,009	3,560	83	76	277	196	200	123
Europe	1,029	908	121	118	187	96	164	79
Brazil	589	552	49	50	23	24	17	17
Asia	469	428	67	71	24	25	15	18
Total	6,096	5,448	$85	$80	$511	$341	$396	$237
(1)Average revenue per MWh adjusted to exclude the impact of the Texas weather event in February 2021 was $78 per MWh
(2)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
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
UTILITY-SCALE SOLAR OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for utility-scale solar operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2021	2020
Revenue	$348	245
Other income	39	50
Direct operating costs	(89)	(63)
Adjusted EBITDA	298	232
Interest expense	(111)	(90)
Current income taxes	(2)	(3)
Funds From Operations	$185	$139

Generation (GWh) – LTA	2,016	1,510
Generation (GWh) – actual	1,777	1,284
Funds From Operations at our utility-scale solar business were $185 million in 2021 versus $139 million in the prior year primarily due to the contribution from our increased ownership in TerraForm Power, newly commissioned facilities and other acquisitions during the year, net of asset sales and disposition gains that benefited the prior year ($35 million and 441 GWh). On a same store basis, Fund From Operations were higher than the prior year primarily due to favorable resource and higher market price at our Spanish assets.
DISTRIBUTED ENERGY & SUSTAINABLE SOLUTIONS OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for distributed energy & sustainable solutions business for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2021	2020
Revenue	$242	$169
Other income	3	3
Direct operating costs	(72)	(61)
Adjusted EBITDA	173	111
Interest expense	(38)	(25)
Current income taxes	(2)	(2)
Funds From Operations	$133	$84

Generation (GWh) – LTA	861	475
Generation (GWh) – actual(1)	1,231	795
(1)Actual generation includes 442 GWh (2020: 374 GWh) from facilities that do not have a corresponding long-term average. See PART 9 – Presentation to Stakeholders’ for why we do not consider long-term average for certain of our facilities.

Funds From Operations at our distributed energy & sustainable solutions business were $133 million in 2021 versus $84 million in the prior year due to the contribution from our distributed generation portfolio through our increased ownership in TerraForm Power and other acquisitions ($49 million and 397 GWh).
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

RECONCILIATION OF NON-IFRS MEASURES
The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the year ended December 31, 2022:

	Attributable to Unitholders
	Hydroelectric			Wind				Utility-scale solar	Distributed energy & sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Net income (loss)	$(72)	$61	$370	$(76)	$50	$(2)	$35	$(56)	$124	$(296)	$138
Add back or deduct the following:
Depreciation	414	91	108	382	65	44	61	291	124	3	1,583
Deferred income tax expense (recovery)	(86)	(20)	40	2	35	2	(4)	(35)	(4)	(80)	(150)
Foreign exchange and financial instrument loss (gain)	255	(3)	(69)	(75)	(3)	2	(1)	80	(47)	(11)	128
Other(1)	21	13	31	30	55	18	10	109	77	98	462
Management service costs	—	—	—	—	—	—	—	—	—	243	243
Interest expense	302	47	237	169	13	27	45	195	80	109	1,224
Current income tax expense	3	8	112	—	3	6	7	7	2	—	148
Amount attributable to equity accounted investments and non-controlling interests(2)	(234)	(30)	(628)	(193)	(85)	(73)	(119)	(229)	(159)	(24)	(1,774)
Adjusted EBITDA	603	167	201	239	133	24	34	362	197	42	2,002
(1)Refer to Note 10 Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other balance also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations.
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

The following table reflects Adjusted EBITDA and provides a reconciliation to net income (loss) for the year ended December 31, 2021:

	Attributable to Unitholders
	Hydroelectric			Wind				Utility-scale solar	Distributed energy & sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Net income (loss)	$31	$56	$222	$(248)	$145	$(12)	$27	$6	$64	$(357)	$(66)
Add back or deduct the following:
Depreciation	368	74	103	411	110	39	37	263	94	2	1,501
Deferred income tax expense (recovery)	(50)	(2)	175	(46)	3	2	4	(34)	(8)	(73)	(29)
Foreign exchange and financial instrument loss (gain)	74	2	(29)	46	(16)	12	(2)	(23)	4	(36)	32
Other(1)	(3)	13	39	119	25	19	(12)	92	52	108	452
Management service costs	—	—	—	—	—	—	—	—	—	288	288
Interest expense	255	33	119	167	22	24	34	187	48	92	981
Current income tax expense	3	9	13	—	5	3	5	5	—	—	43
Amount attributable to equity accounted investments and non-controlling interests(2)	(109)	(30)	(483)	(172)	(107)	(64)	(69)	(198)	(81)	(13)	(1,326)
Adjusted EBITDA	$569	$155	$159	$277	$187	$23	$24	$298	$173	$11	$1,876
(1)Refer to Note 10 Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other balance also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations.
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

The following table reflects Adjusted EBITDA and provides a reconciliation to net income (loss) for the year ended December 31, 2020:

	Attributable to Unitholders
	Hydroelectric			Wind				Utility-scale solar	Distributed energy & sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Net income (loss)	$102	$110	$263	$(76)	$(15)	$16	$18	$(27)	$64	$(500)	$(45)
Add back or deduct the following:
Depreciation	343	80	90	334	137	40	36	227	75	5	1,367
Deferred income tax expense (recovery)	(38)	(5)	12	(37)	(10)	—	(5)	(26)	(8)	(96)	(213)
Foreign exchange and financial instrument loss (gain)	4	(13)	(20)	(74)	13	(7)	(2)	(16)	5	(17)	(127)
Other(1)	46	31	(3)	28	33	14	7	129	45	318	648
Management service costs	—	—	—	—	—	—	—	—	—	235	235
Interest expense	252	26	122	163	30	26	32	201	30	94	976
Current income tax expense (recovery)	(1)	9	47	—	3	3	2	1	—	2	66
Amount attributable to equity accounted investments and non-controlling interests(2)	(146)	(61)	(380)	(142)	(95)	(68)	(63)	(257)	(81)	—	(1,293)
Adjusted EBITDA	562	177	131	196	96	24	25	232	130	41	1,614
(1)Refer to Note 10 Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other balance also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations.
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

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Funds From Operations for the years indicated:

(MILLIONS)	2022	2021	2020
Net income (loss)	$138	$(66)	$(45)
Add back or deduct the following:
Depreciation	1,583	1,501	1,367
Deferred income tax recovery	(150)	(29)	(213)
Foreign exchange and financial instruments loss (gain)	128	32	(127)
Other(1)	462	452	648
Amount attributable to equity accounted investments and non-controlling interest(2)	(1,156)	(956)	(823)
Funds From Operations	$1,005	$934	$807
(1)Refer to Note 10 Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other balance also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations.
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
The following table reconciles the per unit non-IFRS financial measures to the most directly comparable IFRS measures. Basic earnings per LP unit is reconciled to Funds From Operations per Unit, for the years indicated:

	2022	2021	2020
Basic loss per LP unit(1)	$(0.60)	$(0.69)	$(0.61)
Depreciation	1.45	1.43	1.24
Foreign exchange and financial instruments loss	0.29	0.20	0.06
Deferred income tax recovery	(0.24)	(0.21)	(0.29)
Other	0.66	0.72	0.92
Funds From Operations per Unit(2)	$1.56	$1.45	$1.32
(1)During the year ended December 31, 2022, on average there were 275.2 million LP units outstanding (2021: 274.9 million, 2020: 271.1 million).
(2)Average units outstanding, for the year ended December 31, 2022, were 645.9 million (2021: 645.6 million, 2020: 609.5 million), being inclusive of GP interest, Redeemable/Exchangeable partnership units, LP units, and BEPC exchangeable shares.

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
The following table sets out our contracts over the next five years for generation output in North America, Europe and certain other countries, assuming long-term average on a proportionate basis. The table excludes Brazil and Colombia hydroelectric portfolios, where we would expect the energy associated with maturing contracts to be re-contracted in the normal course given the construct of the respective power markets. In these countries we currently have a contracted profile of approximately 90% and 67%, respectively, of the long-term average and we would expect to maintain this going forward. Overall, our portfolio has a weighted-average remaining contract duration of 14 years on a proportionate basis.

(GWh, except as noted)	2023	2024		2025		2026		2027
Hydroelectric
North America
United States(1)	7,783	6,681		5,882		5,248		5,109
Canada	3,541	3,528		3,528		3,528		3,528
	11,324	10,209		9,410		8,776		8,637
Wind
North America
United States	3,254	3,220		3,222		3,176		3,045
Canada	1,191	1,191		1,191		1,114		959
	4,445	4,411		4,413		4,290		4,004
Brazil	589	619		630		630		630
Europe	866	866		866		866		859
Asia	540	548		548		548		556
	6,440	6,444		6,457		6,334		6,049

Utility-scale solar	2,374	2,436		2,430		2,418		2,410
Distributed energy & sustainable solutions	968	957		945		933		916
Contracted on a proportionate basis	21,106	20,046		19,242		18,461		18,012
Uncontracted on a proportionate basis	1,717	2,777		3,581		4,362		4,811
Long-term average on a proportionate basis	22,823	22,823		22,823		22,823		22,823
Non-controlling interests	26,221	26,221		26,221		26,221		26,221
Total long-term average	49,044	49,044	—	49,044	—	49,044	—	49,044
Contracted generation as a % of total generation on a proportionate basis	92%	88%		84%		81%		79%
Price per MWh – total generation on a proportionate basis	$84	$86		$86		$88		$89
(1)Includes generation of 2,621 GWh for 2023 , 1,497 GWh for 2024, and 699 GWh for 2025 secured under financial contracts.
Weighted-average remaining contract durations on a proportionate basis are 16 years in North America, 12 years in Europe, 10 years in Brazil, 4 years in Colombia, and 15 years across our remaining jurisdictions.
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
The majority of Brookfield Renewable’s long-term power purchase agreements within our North American and European businesses are with investment-grade rated or creditworthy counterparties. The economic exposure of our contracted generation on a proportionate basis is distributed as follows: power authorities (43%), distribution companies (22%), commercial and industrial users (20%), and Brookfield (15%).

PART 5 – LIQUIDITY AND CAPITAL RESOURCES
CAPITALIZATION
A key element of our financing strategy is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment-grade basis with no maintenance covenants. Substantially all of our debt is either investment grade rated or sized to investment grade and approximately 91% of debt is project level.
The following table summarizes our capitalization as at December 31:

	Corporate		Consolidated
(MILLIONS, EXCEPT AS NOTED)	2022	2021	2022	2021
Corporate credit facility(1)	$—	$—	$—	$—
Commercial paper(1)	249	—	249	—
Debt
Medium-term notes(2)	2,307	2,156	2,307	2,156
Non-recourse borrowings(3)	—	—	22,321	19,352
	2,307	2,156	24,628	21,508
Deferred income tax liabilities, net(4)	—	—	6,331	6,018
Equity
Non-controlling interest	—	—	14,755	12,303
Preferred equity	571	613	571	613
Perpetual subordinated notes	592	592	592	592
Preferred limited partners’ equity(5)	760	832	760	832
Unitholders’ equity	9,608	9,607	9,608	9,607
Total capitalization	$13,838	$13,800	$57,245	$51,473
Debt-to-total capitalization	17%	16%	43%	42%
Debt-to-total capitalization (market value)(6)	11%	8%	39%	33%
(1)Draws on corporate credit facilities and commercial paper issuances are excluded from the debt-to-total capitalization ratios as they are not a permanent source of capital.
(2)Medium-term notes are unsecured and guaranteed by Brookfield Renewable and excludes $8 million (2021: $7 million) of deferred financing fees, net of unamortized premiums.
(3)Consolidated non-recourse borrowings include $1,838 million (2021: $30 million) borrowed under a subscription facility of a Brookfield sponsored private fund and excludes $124 million (2021: $132 million) of deferred financing fees and $105 million (2021: $160 million) of unamortized premiums.
(4)Deferred income tax liabilities less deferred income tax assets.
(5)Preferred limited partners' equity as at December 31, 2021 is adjusted to reflect the redemption of C$72 million Series 5 Preferred Units that was completed on January 31, 2021.
(6)Based on market values of Preferred equity, Perpetual subordinated notes, Preferred limited partners’ equity and Unitholders’ equity.

AVAILABLE LIQUIDITY
The following table summarizes the available liquidity as at December 31:

(MILLIONS)	2022	2021
Brookfield Renewable's share of cash and cash equivalents	$444	$600
Investments in marketable securities	211	151
Corporate credit facilities
Authorized credit facilities	2,375	2,375
Draws on credit facilities(1)	—	(24)
Authorized letter of credit facility	500	400
Issued letters of credit	(344)	(289)
Available portion of corporate credit facilities	2,531	2,462
Available portion of subsidiary credit facilities on a proportionate basis	509	916
Available liquidity	$3,695	$4,129
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

BORROWINGS
The composition of debt obligations, overall maturity profile, and average interest rates associated with our borrowings and credit facilities on a proportionate basis as at December 31 is presented in the following table:

	2022			2021
	Weighted-average			Weighted-average
(MILLIONS, EXCEPT AS NOTED)	Interest rate %(1)	Term (years)	Total	Interest rate %	Term (years)	Total
Corporate borrowings
Credit facilities	N/A	5	—	N/A	5	—
Commercial paper	5.1	<1	249	N/A	N/A	—
Medium-term notes	4.1	11	$2,307	3.9	13	$2,156
Proportionate non-recourse borrowings(2)(3)
Hydroelectric	5.7	13	5,150	4.8	12	4,913
Wind	4.6	9	1,935	4.2	9	2,371
Utility-scale solar	3.6	13	2,367	3.2	13	2,736
Distributed energy & sustainable solutions	4.3	9	897	3.8	11	996
	4.9	12	10,349	4.2	13	11,016
			$12,905			$13,172
Proportionate unamortized financing fees, net of unamortized premiums			(64)			(28)
			12,841			13,144
Equity-accounted borrowings			(373)			(351)
Non-controlling interests			12,382			8,736
As per IFRS Statements			$24,850			$21,529
(1)Includes cash yields on tax equity.
(2)Includes adjustments for project-level refinancing subsequent to December 31, 2022.
(3)See “Part 9 – Presentation to Stakeholders and Performance Measurement” for information on proportionate debt.

The following table summarizes our undiscounted principal repayments, scheduled amortization and interest repayable on a proportionate basis as at December 31, 2022:

(MILLIONS)	2023	2024	2025	2026	2027	Thereafter	Total
Debt principal repayments(1)(2)
Medium-term notes(3)	$—	$—	$295	$—	$369	$1,643	$2,307
Non-recourse borrowings
Hydroelectric	48	110	362	323	138	1,336	2,317
Wind	22	25	—	76	—	454	577
Utility-scale solar	18	32	—	36	—	475	561
Distributed energy & sustainable solutions	14	—	152	—	—	194	360
	102	167	514	435	138	2,459	3,815
Amortizing debt principal repayments
Non-recourse borrowings
Hydroelectric	153	167	146	173	175	2,019	2,833
Wind	126	140	142	136	134	680	1,358
Utility-scale solar	123	121	133	131	125	1,173	1,806
Distributed energy & sustainable solutions	54	38	41	28	28	348	537
	456	466	462	468	462	4,220	6,534
Total	$558	$633	$1,271	$903	$969	$8,322	$12,656
Interest payable(1)(2)(4)
Medium-term notes(1)	$95	$95	$89	$84	$77	$646	$1,086
Non-recourse borrowings
Hydroelectric	290	293	259	228	197	1,557	2,824
Wind	86	87	74	65	58	146	516
Utility-scale solar	92	87	85	79	74	335	752
Distributed energy & sustainable solutions	38	38	33	25	24	63	221
	506	505	451	397	353	2,101	4,313
Total	$601	$600	$540	$481	$430	$2,747	$5,399
(1)Draws on corporate credit facilities and commercial paper issuances are excluded from the debt repayment schedule as they are not a permanent source of capital.
(2)Includes adjustments for project-level refinancing subsequent to December 31, 2022.
(3)Medium-term notes are unsecured and guaranteed by Brookfield Renewable and excludes $8 million (2021: $7 million) of deferred financing fees, net of unamortized premiums.
(4)Represents aggregate interest payable expected to be paid over the entire term of the obligations, if held to maturity. Variable rate interest payments have been calculated based on estimated interest rates.
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
CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the key items in the audited annual consolidated statements of cash flows, for the year ended December 31:

(MILLIONS)	2022	2021	2020
Cash flow provided by (used in):
Operating activities before changes in due to or from related parties and net working capital change	$1,924	$1,448	$1,392
Changes in due to or from related parties	(19)	2	59
Net change in working capital balances	(194)	(716)	(155)
Operating activities	1,711	734	1,296
Financing activities	3,489	2,143	(792)
Investing activities	(5,066)	(2,544)	(382)
Foreign exchange (loss) gain on cash	(28)	(35)	14
Increase in cash and cash equivalents	$106	$298	$136
Operating Activities
Cash flows provided by operating activities before changes in due to or from related parties and net working capital changes for the year ended December 31, 2022, totaled $1,924 million compared to $1,448 million in 2021 and $1,392 million in 2020, reflecting the strong operating performance of our business during the periods.
The net change in working capital balances shown in the audited annual consolidated statements of cash flows is comprised of the following:

(MILLIONS)	2022	2021	2020
Trade receivables and other current assets	$(296)	$(515)	$(2)
Accounts payable and accrued liabilities	109	(282)	(91)
Other assets and liabilities	(7)	81	(62)
	$(194)	$(716)	$(155)
Financing Activities
Cash flows from financing activities totaled $3,489 million for the year ended December 31, 2022. The strength of our balance sheet and access to diverse sources of capital allowed us to fund the growth of our business and generate $3,486 million of net proceeds from commercial paper, corporate and non-recourse upfinancings, as well as issue $115 million of fixed-rate green perpetual Class A preferred limited partnership units and $296 million of 10-year corporate green bonds.
Distributions paid during the year ended December 31, 2022, 2021 and 2020 to Unitholders were $915 million, $854 million and $769 million, respectively. We increased our distributions to $1.28 per LP unit in 2022 (2021: $1.22 and 2020: $1.16), representing a 5% increase per LP unit, which took effect in the first quarter of 2022. The distributions paid to preferred shareholders, preferred limited partners’ unitholders, perpetual subordinated noteholders and participating non-controlling interests in operating subsidiaries totaled $1,372 million, $900 million and $628 million, respectively. Our non-controlling interest contributed capital, net of capital repaid, of $1,788 million during the year ended December 31, 2022
Cash flows from financing activities totaled $2,143 million for the year ended December 31, 2021. The strength of our balance sheet and access to diverse sources of capital allowed us to fund the growth of our business and generate $3,225 million of net proceeds from corporate and non-recourse upfinancings, including a C$1.1 billion strategic financing of a Canadian hydro facility concurrent with signing a power purchase agreement with Hydro Quebec and $592 million of net proceeds from the issuance of our inaugural perpetual green subordinated notes. During the year, we redeemed our Series 9 Preferred Limited Partnership Units for $153 million.
Cash flows used in financing activities totaled $792 million for the year ended December 31, 2020. Our investment grade balance sheet provided access to multiple sources of capital to fund the growth of our business as discussed below in our investing activities. This included proceeds raised from our inaugural $200 million Series 17 Preferred Units in the United States during the first quarter of 2020, our issuance of C$350 million ($248 million) ten-year corporate green bonds, and C$425 million ($319 million) thirty-year corporate green bonds, the sale of a 40% equity interest in an 852 MW wind portfolio in the United States and net up-financing proceeds received from non-recourse financings, commercial paper and corporate credit facilities, which was more than offset by the repayments of borrowings, including our repayment of C$400 million ($304 million) Series 8 medium-term notes prior to maturity.
Investing Activities
Cash flows used in investing activities totaled $5,066 million for the year ended December 31, 2022. During the year, we invested $2,452 million into growth, including, an over 800 MW portfolio of operating wind assets and a development pipeline of over 22 GW, a 20 GW portfolio of utility solar and energy storage development platform in the United States, a distributed generation developer with 500 MW of contracted operating and under construction assets, and an 1.8 GW of development pipeline in the United States, a 1.7 GW of utility-scale solar development portfolio in Germany and an 83% interest in a 437 MW distributed generation portfolio of high quality operating and development assets in Chile. Our continued investment in our property, plant and equipment, including the acquisitions of over 400 MW of operating and development wind portfolios in Brazil and China, as well as the construction of 1,200 MW solar facility in Brazil and the repowering of an 845 MW wind farm in Oregon, totaled $2,190 million for the year ended December 31, 2022.
Cash flows used in investing activities totaled $2,544 million for the year ended December 31, 2021. During the year, we recycled the capital from the sale of wind portfolios in Europe and the United States, which closed in the second and third quarter of 2021 for $379 million and $448 million, respectively, into accretive growth opportunities, investing $1,480 million to acquire, among others, an 845 MW wind portfolio, a distributed generation platform comprised of 360 MW of operating and under construction solar assets with a development pipeline of over 700 MW of development assets in the United States, and a 23% interest in a scale renewable business in Europe with an interest in a 3,000 MW offshore wind development pipeline. Our continued investment in our property, plant and equipment, including the construction of 1,800 MW of solar developments projects in Brazil, of which 357 MW reached commercial operations during the year, and the continuing initiative to repower existing wind power projects, totaled $1,967 million for the year ended December 31, 2021.
Cash flows used in investing activities totaled $382 million for the year ended December 31, 2020. We invested $316 million into our acquisitions, equity-accounted investments and other financial investments, including a 100 MW solar portfolio in Spain, the second tranche of our convertible securities of TransAlta and a portfolio of loans secured by almost 2,500 MW of operating assets from one of the largest non-banking financial companies in India. These investments were partially funded by the proceeds received from the completed sale of 47 MW of wind assets in Ireland completed during the fourth quarter of 2020. Our continued investment in our property, plant and equipment, including the construction of 1,800 MW of shovel-ready solar development projects in Brazil, was $447 million.

SHARES, NOTES AND UNITS OUTSTANDING
Shares and units outstanding as at December 31 are as follows:

	2022	2021
Class A Preference Shares(1)	31,035,967	31,035,967
Perpetual Subordinated Notes	24,400,000	24,400,000
Preferred Units(2)(3)	38,000,000	44,885,496
GP interest	3,977,260	3,977,260
Redeemable/Exchangeable partnership units	194,487,939	194,487,939
BEPC exchangeable shares	172,218,098	172,203,342
LP units
Balance, beginning of year	275,084,265	274,837,890
Distribution reinvestment plan	262,177	230,304
Exchanged for BEPC exchangeable shares	12,308	16,071
Balance, end of year	275,358,750	275,084,265

Total LP units on a fully-exchanged basis(4)	642,064,787	641,775,546
(1)Class A Preference Shares are broken down by series as follows: 6,849,533 Series 1 Class A Preference Shares are outstanding; 3,110,531 Series 2 Class A Preference Shares are outstanding; 9,961,399 Series 3 Class A Preference Shares are outstanding; 4,114,504 Series 5 Class A Preference Shares are outstanding; and 7,000,000 Series 6 Class A Preference Shares are outstanding.
(2)Preferred Units are broken down by series and certain series are convertible on a one-for-one basis at the option of the holder as follows: 7,000,000 Series 7 Preferred Units are outstanding (convertible for Series 8 Preferred Units beginning on January 31, 2026); 10,000,000 Series 13 Preferred Units are outstanding (convertible for Series 14 Preferred Units beginning on April 30, 2023); 7,000,000 Series 15 Preferred Units are outstanding (convertible for Series 16 Preferred Units beginning on April 30, 2024); and 8,000,000 Series 17 Preferred Units are outstanding and 6,000,000 Series 18 Preferred Units are outstanding.
(3)During the year, Brookfield Renewable redeemed all of the 2,885,496 outstanding units of Series 5 Preferred Limited Partnership Units and 10,000,000 outstanding units of Series 11 Preferred Units.
(4)The fully-exchanged amounts assume the exchange of all Redeemable/Exchangeable partnership units and BEPC exchangeable shares for LP units.
DIVIDENDS AND DISTRIBUTIONS
The following table summarizes the dividends and distributions declared and paid, for the year ended December 31:

	Declared			Paid
(MILLIONS)	2022	2021	2020	2022	2021	2020
Class A Preference Shares	$26	$26	$25	$26	$26	$25
Perpetual Subordinated Notes	$29	$12	$—	$27	$9	$—
Class A Preferred LP units	$44	$55	$54	$44	$55	$52
Participating non-controlling interests – in operating subsidiaries	$1,275	$810	$551	$1,275	$810	$551
GP Interest and incentive distributions	$100	$85	$70	$100	$85	$70
Redeemable/Exchangeable partnership units	$250	$237	$250	$250	$237	$250
BEPC exchangeable shares	$220	$209	$116	$220	$207	$100
LP units	$355	$335	$349	$345	$325	$349

LP unit distributions per unit on an annualized basis were increased as follows:

Date of Increase	Amount of Increase	% Increase	Annual Distribution	Distribution Effective Date
February 2019	$0.05	5%	$1.10	March 2019
February 2020	$0.06	5%	$1.16	March 2020
February 2021	$0.06	5%	$1.22	March 2021
February 2022	$0.06	5%	$1.28	March 2022
February 2023	$0.07	5%	$1.35	March 2023

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
In April 2021 and December 2021, Brookfield BRP Holdings (Canada) Inc., a wholly-owned subsidiary of Brookfield Renewable, issued $350 million and $260 million, respectively, of perpetual subordinated notes at a fixed rate of 4.625% and 4.875%, respectively.
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
Pursuant to Rule 13-01 of the SEC's Regulation S-X, the following table provides combined summarized financial information of Brookfield BRP Holdings (Canada) Inc. and the guarantor subsidiaries for the year ended December 31:

(MILLIONS)	2022	2021	2020
Revenues(1)	$—	$—	$—
Gross profit	—	—	—
Dividend income from non-guarantor subsidiaries	777	562	436
Net income	708	532	410
(1)Brookfield Renewable's total revenues for the year ended December 31, 2022 were $4,711 million (2021: $4,096 million and 2020: $3,810 million).

(MILLIONS)	December 31, 2022	December 31, 2021
Current assets(1)	$820	$1,145
Total assets(2)(3)	2,253	2,688
Current liabilities(4)	7,862	7,710
Total liabilities(5)	7,877	7,710
(1)Amount due from non-guarantor subsidiaries was $809 million (2021: $904 million).
(2)Brookfield Renewable's total assets as at December 31, 2022 and December 31, 2021 were $64,111 million and $55,867 million.
(3)Amount due from non-guarantor subsidiaries was $2,167 million (2021: $2,360 million).
(4)Amount due to non-guarantor subsidiaries was $7,408 million (2021: $7,463 million).
(5)Amount due to non-guarantor subsidiaries was $7,408 million (2021: $7,463 million).

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
Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for reserve accounts. As at December 31, 2022, letters of credit issued amounted to $1,609 million (2021: $1,048 million).

PART 6 – SELECTED QUARTERLY INFORMATION
HISTORICAL OPERATIONAL AND FINANCIAL INFORMATION

YEAR ENDED DECEMBER 31 (MILLIONS, EXCEPT AS NOTED)	2022	2021	2020
Operational information:
Capacity (MW)	25,377	21,049	18,884
Total generation (GWh)
Long-term average generation	63,656	58,913	57,457
Actual generation	63,036	56,629	52,782
Proportionate generation (GWh)
Long-term average generation	30,126	29,852	27,998
Actual generation	28,669	27,150	26,052
Average revenue ($ per MWh)	88	82	81
Additional financial information:
Net loss attributable to Unitholders	$ (295)	$ (368)	$ (304)
Basic loss per LP unit(1)	(0.60)	(0.69)	(0.61)
Proportionate Adjusted EBITDA(2)	2,002	1,876	1,614
Funds From Operations(2)	1,005	934	807
Funds From Operations per Unit(2)(3)	1.56	1.45	1.32
Distribution per LP unit	1.28	1.22	1.16
YEAR ENDED DECEMBER 31 (MILLIONS, EXCEPT AS NOTED)	2022	2021	2020
Property, plant and equipment, at fair value	$ 54,283	$ 49,432	$ 44,590
Equity-accounted investments	1,392	1,107	971
Total assets	64,111	55,867	49,722
Total borrowings	24,850	21,529	18,082
Deferred income tax liabilities	6,507	6,215	5,515
Other liabilities	6,468	4,127	4,358
Participating non-controlling interests – in operating subsidiaries	14,755	12,303	11,100
General partnership interest in a holding subsidiary held by Brookfield	59	59	56
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	2,892	2,894	2,721
BEPC exchangeable shares	2,561	2,562	2,408
Preferred equity	571	613	609
Perpetual subordinated notes	592	592	—
Preferred limited partners’ equity	760	881	1,028
Limited partners’ equity	4,096	4,092	3,845
Total liabilities and equity	64,111	55,867	49,722
Debt-to-total capitalization (market value)(4)	39%	33%	27%
(1)For the year ended December 31, 2022, average LP units totaled 275.2 million (2021: 274.9 million and 2020: 271.1 million)
(2)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure, See “Cautionary Statement Regarding Use of Non-IFRS Measures” and “PART 4 – Financial Performance Review on Proportionate Information – Reconciliation of Non-IFRS Measures”.
(3)Average Units outstanding for the year ended December 31, 2022 totaled 645.9 million (2021: 645.6 million and 2020: 609.5 million) being inclusive of our LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and GP interest.
(4)Based on market values of Preferred equity, Perpetual subordinated notes, Preferred limited partners’ equity and Unitholders’ equity.

SUMMARY OF HISTORICAL QUARTERLY RESULTS
The following is a summary of unaudited quarterly financial information for the last eight consecutive quarters:

	2022				2021
(MILLIONS, EXCEPT AS NOTED)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total Generation (GWh) – LTA	17,692	15,097	16,280	15,097	14,946	13,776	16,092	14,099
Total Generation (GWh) – actual	16,450	14,906	16,488	15,196	14,585	13,533	14,683	13,828
Proportionate Generation (GWh) – LTA	7,655	6,905	8,152	7,414	7,197	6,697	8,356	7,602
Proportionate Generation (GWh) – actual	6,826	6,440	7,978	7,425	6,637	6,125	7,013	7,375
Revenues	$1,196	$1,105	$1,274	$1,136	$1,091	$966	$1,019	$1,020
Net income (loss) attributable to Unitholders	(82)	(136)	1	(78)	(57)	(115)	(63)	(133)
Basic loss per LP unit	(0.16)	(0.25)	(0.03)	(0.16)	(0.12)	(0.21)	(0.13)	(0.24)
Funds From Operations	225	243	294	243	214	210	268	242
Funds From Operations per Unit	0.35	0.38	0.46	0.38	0.33	0.33	0.42	0.38
Distribution per LP unit	0.32	0.32	0.32	0.32	0.30	0.30	0.30	0.30

PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED DECEMBER 31
The following chart reflects the generation and summary financial figures on a proportionate basis for the three months ended December 31:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA(2)		Funds From Operations
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Hydroelectric
North America	2,427	2,559	2,910	2,913	$219	$262	$131	$164	$87	$123
Brazil	960	810	1,020	1,007	55	38	40	26	38	18
Colombia	1,222	1,100	1,064	1,004	68	64	58	42	33	40
	4,609	4,469	4,994	4,924	342	364	229	232	158	181
Wind
North America	1,005	1,044	1,300	1,195	91	83	79	53	62	36
Europe	234	262	262	251	32	35	31	36	25	30
Brazil	141	128	166	168	8	5	5	4	5	4
Asia	159	121	201	113	12	8	9	7	5	4
	1,539	1,555	1,929	1,727	143	131	124	100	97	74
Utility-scale solar	418	356	551	381	77	68	54	67	29	41
Distributed energy & sustainable solutions(1)	260	257	181	165	83	54	50	39	36	29
Corporate	—	—	—	—	—	—	4	(7)	(95)	(111)
Total	6,826	6,637	7,655	7,197	$645	$617	$461	$431	$225	$214
(1)Actual generation includes 123 GWh (2021: 90 GWh) from facilities that do not have a corresponding long-term average. See PART 9 – Presentation to Stakeholders’ for why we do not consider long-term average for certain of our facilities.
(2)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
For the three months ended December 31, 2022, Funds From Operations were $225 million versus $214 million in the prior year. Funds From Operations increased $11 million primarily due to contributions from growth, strong asset availability, and favorable hydroelectric generation, particularly at our assets in the Brazil and Colombia.

RECONCILIATION OF NON-IFRS MEASURES
The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the three months ended December 31, 2022:

	Attributable to Unitholders
	Hydroelectric			Wind				Utility-scale solar	Distributed energy & sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Net income (loss)	$38	$27	$96	$4	$14	$(1)	$14	$(90)	$37	$(79)	$60
Add back or deduct the following:
Depreciation	105	23	24	93	16	11	15	88	32	1	408
Deferred income tax expense (recovery)	(37)	(18)	3	(5)	4	(1)	(4)	(26)	(6)	(24)	(114)
Foreign exchange and financial instrument loss (gain)	17	—	(34)	(13)	(1)	—	—	70	(39)	25	25
Other(1)	8	5	44	2	23	6	8	7	60	5	168
Management service costs	—	—	—	—	—	—	—	—	—	44	44
Interest expense	82	12	72	47	4	7	8	62	25	32	351
Current income tax expense	1	—	30	—	1	3	4	2	1	—	42
Amount attributable to equity accounted investments and non-controlling interests(2)	(83)	(9)	(177)	(49)	(30)	(20)	(36)	(59)	(60)	—	(523)
Adjusted EBITDA	131	40	58	79	31	5	9	54	50	4	461
(1)Refer to Note 10 Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other balance also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations.
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

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the three months ended December 31, 2021:

	Attributable to Unitholders
	Hydroelectric			Wind				Utility-scale solar	Distributed energy & sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Net income (loss)	$45	$13	$129	$(97)	$30	$(11)	$21	$(30)	$3	$(70)	$33
Add back or deduct the following:
Depreciation	98	16	26	111	24	9	11	65	21	—	381
Deferred income tax expense (recovery)	(14)	(4)	7	(29)	2	2	—	(23)	(7)	(31)	(97)
Foreign exchange and financial instrument loss (gain)	12	2	—	34	(7)	3	(2)	11	4	(3)	54
Other(1)	3	(5)	—	36	4	6	(17)	39	42	12	120
Management service costs	—	—	—	—	—	—	—	—	—	64	64
Interest expense	69	8	36	40	4	6	9	53	9	21	255
Current income tax expense (recovery)	—	2	(22)	(1)	1	1	2	—	—	—	(17)
Amount attributable to equity accounted investments and non-controlling interests(2)	(49)	(6)	(134)	(41)	(22)	(12)	(17)	(48)	(33)	—	(362)
Adjusted EBITDA	$164	$26	$42	$53	$36	$4	$7	$67	$39	$(7)	$431
(1)Refer to Note 10 Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other balance also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations.
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

The following table reconciles the non-IFRS financial metrics to the most directly comparable IFRS measures. Net income is reconciled to Funds From Operations for the three months ended December 31:

(MILLIONS)	2022	2021
Net income	$60	$33
Add back or deduct the following:
Depreciation	408	381
Deferred income tax (recovery)	(114)	(97)
Foreign exchange and financial instruments loss	25	54
Other(1)	168	120
Amount attributable to equity accounted investments and non-controlling interest(2)	(322)	(277)
Funds from Operations	$225	$214
(1)Refer to Note 10 Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other balance also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations.
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
The following table reconciles the per Unit non-IFRS financial measures to the most directly comparable IFRS measures. Basic earnings per LP unit is reconciled to Funds From Operations per Unit, for the three months ended December 31:

	2022	2021
Basic loss per LP unit(1)	$(0.16)	$(0.12)
Depreciation	0.34	0.33
Foreign exchange and financial instruments loss	0.10	0.10
Deferred income tax recovery	(0.12)	(0.13)
Other	0.19	0.15
Funds From Operations per Unit(2)	$0.35	$0.33
(1)Average LP units outstanding for the three months ended December 31, 2022 were 275.3 million (2021: 275.0 million).
(2)Average Units for the three months ended December 31, 2022 were 646.0 million (2021: 645.7 million), being inclusive of LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and GP interest.

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
'- Enter into long-term contracts that specify the price at which electricity is sold

- Maintain a portfolio of short, medium, and long-term financial contracts to mitigate our exposure to fluctuations in electricity prices

- Ensure limits and controls are in place for trading activities

- As of December 31, 2022, we had, on a proportionate basis, approximately 92% of 2023 generation (2021: 90% of 2022 generation) contracted under short-term power purchase agreements and financial contracts, excluding Brazil and Colombia. In Brazil and Colombia, on a proportionate basis, we had approximately 90% and 67% of 2023 (2021: 90% and 77%, respectively) generation under short-term power purchase agreements, respectively. See “Part 4 – Financial Performance Review on Proportionate Information”

Foreign currency
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
'- Assets largely consist of long duration physical assets, and financial liabilities consist primarily of long-term fixed-rate debt or floating-rate debt that has been swapped to fixed rates with interest rate financial instruments to minimize the exposure to interest rate fluctuations

- Enter into interest rate contracts to lock-in fixed rates on certain anticipated future debt issuances and on floating rate debts

- Our proportionate floating rate exposure represents 7% of our total debt, after affecting for variable-rate debt that has been hedged through the use of interest rate swaps. Our floating rate exposure arises primarily from our South American operations, as we have limited opportunities to raise fixed-rate debt or hedge due to the high associated costs

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

'- Diverse counterparty base with long-standing credit histories

- Exposure to counterparties with investment-grade credit ratings

- Use of standard trading contracts and other standard credit risk mitigation techniques

- As at December 31, 2022, 89% (2021: 82%) of Brookfield Renewable’s trade receivables were current

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

'- As at December 31, 2022, available liquidity was $3.7 billion. Liquidity is comprised of our share of cash and cash equivalents, investments in marketable securities, the available portion of the corporate credit facilities, and our share of subsidiary credit facilities. Details of the available liquidity and debt maturity ladder are included in “PART 5 – Liquidity and Capital Resources”
- Effective and regular monitoring of debt covenants and cooperation with lenders to cure any defaults
- Target investment grade debt or debt with investment grade characteristics with the ability to absorb volatility in cash flows
- Long-term duration of debt instruments and the diversification in maturity dates over an extended period of time
- Sufficient cash from operating activities, access to undrawn credit facilities, and possible capital markets financing to fund our operations and fulfill our obligations as they become due
- Ensure access to public capital markets and maintain a strong investment grade credit rating

PART 8 – CRITICAL ESTIMATES AND JUDGMENTS IN APPLYING ACCOUNTING POLICIES
The audited annual consolidated financial statements are prepared in accordance with IFRS, which require the use of estimates and judgments in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 1 – Basis of preparation and significant accounting policies in our audited annual consolidated financial statements are considered critical accounting estimates as defined in Canadian National Instrument 51-102 – Continuous Disclosure Obligations with the exception of the estimates related to the valuation of property, plant and equipment, financial instruments, deferred income tax liabilities, decommissioning liabilities and impairment of goodwill. These assumptions include estimates of future electricity prices, discount rates, expected long-term average generation, inflation rates, terminal year, the amount and timing of operating and capital costs and the income tax rates of future income tax provisions. Estimates also include determination of accruals, provisions, purchase price allocations, useful lives, asset valuations, asset impairment testing and those relevant to the defined benefit pension and non-pension benefit plans. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.
In making estimates, management relies on external information and observable conditions where possible, supplemented by internal analysis, as required. These estimates have been applied in a manner consistent with that in the prior year and there are no known trends, commitments, events or uncertainties that we believe will materially affect the methodology or assumptions utilized in this report. These estimates are impacted by, among other things, future power prices, movements in interest rates, foreign exchange volatility and other factors, some of which are highly uncertain, as described in the “Risk Factors” section of our Form 20-F for the annual period ended December 31, 2022. The interrelated nature of these factors prevents us from quantifying the overall impact of these movements on Brookfield Renewable’s financial statements in a meaningful way. These sources of estimation uncertainty relate in varying degrees to substantially all asset and liability account balances. Actual results could differ from those estimates.
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
(i)Property, plant and equipment
The fair value of Brookfield Renewable’s property, plant and equipment is calculated using estimates and assumptions about future electricity prices for renewable sources, anticipated long-term average generation, estimated operating and capital expenditures, future inflation rates and discount rates, as described in Note 13 – Property, plant and equipment, at fair value in our audited annual consolidated financial statements. Judgment is involved in determining the appropriate estimates and assumptions in the valuation of Brookfield Renewable’s property, plant and equipment. See Note 1(s)(iii) – Critical judgments in applying accounting policies – Property, plant and equipment in our audited annual consolidated financial statements for further details.
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
(v) Impairment of goodwill
The impairment assessment of goodwill requires estimation of the value-in-use or fair value less costs of disposal of the CGUs or groups of CGUs to which goodwill has been allocated.
Brookfield Renewable uses the following critical assumptions and estimates for the value-in-use method: the circumstances that gave rise to the goodwill, timing and amount of future cash flows expected from the CGUs; discount rates; terminal capitalization rates; terminal valuation dates and future leverage assumptions.
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
Brookfield Renewable’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth by the years 2026 to 2035 in North America, 2029 in Colombia, and 2026 in Brazil. The year of new entry is viewed as the point when generators must build additional capacity to maintain system reliability and provide an adequate level of reserve generation with the retirement of older coal-fired plants and rising environmental compliance costs in North America and Europe, and overall increasing demand in Colombia and Brazil. For the North American and European businesses, Brookfield Renewable has estimated a discount to these new-build renewable asset prices to determine renewable electricity prices for hydroelectric, solar and wind facilities. In Brazil and Colombia, the estimate of future electricity prices is based on a similar approach as applied in North America using a forecast of the all-in cost of development.
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
For Commodity derivatives that have unobservable value, Brookfield Renewable applies judgements surrounding the inputs used within the valuation model. The valuation model incorporates various inputs and assumptions including forward power prices, contractual prices, contractual volumes and discount rates. Forward power prices are based on broker quotes from independent sources, contractual prices are stipulated within each individual agreement, contractual volumes are either specified within the agreement or determined using future generation of the power generating assets and discount rates are determined by considering the current interest rates, average market cost of capital as well as the price risk and geographical location of the power generating assets as judged by management.

(v)Deferred income taxes
The accounting policy relating to Brookfield Renewable’s income taxes is described in Note 1(n) – Income taxes in our audited annual consolidated financial statements. In applying this policy, judgments are made in determining the probability of whether deductions, tax credits and tax losses can be utilized.
NEW ACCOUNTING STANDARDS
Amendments to IFRS 3 Business Combinations - Reference to the Conceptual Framework
The amendments add an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising from liabilities and contingent liabilities that would be within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets or IFRIC 21 Levies, if incurred separately. The exception requires entities to apply the criteria in IAS 37 or IFRIC 21, respectively, instead of the Conceptual Framework, to determine whether a present obligation exists at the acquisition date. At the same time, the amendments add a new paragraph to IFRS 3 to clarify that contingent assets do not qualify for recognition at the acquisition date. The amendments to IFRS 3 apply to annual reporting periods beginning on or after January 1, 2022. Brookfield Renewable has completed an assessment and implemented its transition plan that addresses the impact and effect changes as a result of amendments to the recognition principle of IFRS 3. The adoption did not have a significant impact on Brookfield Renewable’s financial reporting.
IFRS Interpretations Committee Agenda Decision - Demand Deposits with Restriction on Use Arising from a Contract with a Third Party (IAS 7 Statement of Cash Flows)
In April 2022, the IFRS Interpretations Committee (“IFRS IC”) concluded that restrictions on the use of a demand deposit arising from a contract with a third party do not result in the deposit no longer being cash, unless those restrictions change the nature of the deposit in a way that it would no longer meet the definition of cash in IAS 7 Statement of Cash Flows. In the fact pattern described in the request, the contractual restrictions on the use of the amounts held in the demand deposit did not change the nature of the deposit — the entity can access those amounts on demand. Therefore, the entity should include the demand deposit as a component of “cash and cash equivalents” in its statement of financial position and in its statement of cash flows. Brookfield Renewable has completed the assessment and implemented its transition plan that addresses the impact of this IFRS IC agenda decision. The effect of the IFRIC IC agenda decision resulted in an increase to Cash and cash equivalents and a corresponding decrease to Restricted cash of $268 million (2021: $136 million), on the consolidated statements of financial position. The impact on the consolidated statements of cash flows is an increase to Cash and cash equivalents of $268 million (2021: $136 million and 2020: $176 million) and an increase to cash used in investing activities in the prior year (2021: $40 million and 2020: $44 million).
FUTURE CHANGES IN ACCOUNTING POLICIES
Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2024. Brookfield Renewable is currently assessing the impact of these amendments.
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
Given the exchange feature referenced above, we are presenting LP units, BEPC exchangeable shares, Redeemable/Exchangeable partnership units, and GP Interest as separate components of consolidated equity. This presentation does not impact the total income (loss), per unit or share information, or total consolidated equity.
As at the date of this report, Brookfield owns an approximate 48% LP unit interest, on a fully-exchanged basis, and all general partnership interests in Brookfield Renewable, representing a 0.01% interest, while the remaining approximately 52% is held by the public.
Actual and Long-term Average Generation
For assets acquired, disposed or reached commercial operation during the year, reported generation is calculated from the acquisition, disposition or commercial operation date and is not annualized. Generation on a same store basis refers to the generation of assets that were owned during both periods presented. As it relates to Colombia only, generation includes both hydroelectric and cogeneration facilities. Distributed energy & sustainable solutions includes generation from our distributed generation, pumped storage, North America cogeneration and Brazil biomass assets.
North America hydroelectric long-term average is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 30 years. Colombia hydroelectric long-term average is the expected average level of generation based on the results of a simulation based on historical inflow data performed over a period of typically 20 years. For substantially all of our hydroelectric assets in Brazil the long-term average is based on the reference amount of electricity allocated to our facilities under the market framework which levelizes generation risk across producers. Wind long-term average is the expected average level of generation based on the results of simulated historical wind speed data performed over a period of typically 10 years. Utility-scale solar long-term average is the expected average level of generation based on the results of a simulation using historical irradiance levels in the locations of our projects from the last 14 to 20 years combined with actual generation data during the operational period.
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
Voting Agreements with Affiliates
Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control or have significant influence over the entities that own certain renewable power and sustainable solution investments. Brookfield Renewable has also entered into a voting agreement with its consortium partners in respect of the Colombian business. The voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.
For entities previously controlled by Brookfield Corporation, the voting agreements entered into do not represent business combinations in accordance with IFRS 3, as all combining businesses are ultimately controlled by Brookfield Corporation both before and after the transactions were completed. Brookfield Renewable accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 1(s)(ii) – Critical judgments in applying accounting policies – Common control transactions in our December 31, 2022 audited consolidated financial statements for our policy on accounting for transactions under common control.
PERFORMANCE MEASUREMENT
Segment Information
Our operations are segmented by – 1) hydroelectric, 2) wind, 3) utility-scale solar, 4) distributed energy & sustainable solutions (distributed generation, pumped storage, renewable natural gas, carbon capture and storage, recycling, and cogeneration and biomass), and 5) corporate – with hydroelectric and wind further segmented by geography (i.e. North America, Colombia, Brazil, Europe and Asia). This best reflects the way in which the CODM reviews results of our company.
The reporting to the CODM was revised during the year to incorporate the distributed energy & sustainable solutions business of Brookfield Renewable. The distributed energy & sustainable solutions business corresponds to a portfolio of multi-technology assets and investments that support the broader strategy of decarbonization of electricity grids around the world through distributed generation and offering of other sustainable services. The financial information of operating segments in the prior period has been restated to present the corresponding results of the distributed energy & sustainable solutions.
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
See Item 5.A “Operating Results — Liquidity and Capital Resources”
ITEM 6.    DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES
6.A    DIRECTORS AND SENIOR MANAGEMENT
Board of Directors of the Managing General Partner
As required by Bermuda law, the Amended and Restated Limited Partnership Agreement of BEP provides for the management and control of BEP by a general partner rather than a board of directors and officers. The Managing General Partner, which is a wholly-owned subsidiary of Brookfield Corporation, serves as BEP’s general partner and has a board of directors. The Managing General Partner has sole responsibility and authority for the central management and control of BEP, which is exercised through its board of directors. The directors of the Managing General Partner each serve as a director until a successor is appointed to replace them.
The board of directors of the Managing General Partner is comprised of nine directors, seven of whom are independent pursuant to the NYSE Listed Company Manual and within the meaning of Canadian National Instrument 58-101 – Disclosure of Corporate Governance Practices. The following table presents certain information concerning the current board of directors of the Managing General Partner as of the date of this Form 20-F.

Name and Residence(1)	Age	Position	Principal Occupation

Jeffrey Blidner Ontario, Canada	74	Chair	Vice Chair of Brookfield

Scott Cutler Utah, United States	53	Director	Chief Executive Officer of StockX

Sarah Deasley London, United Kingdom	53	Director	Executive Director of Frontier Economics

Nancy Dorn(3) Georgia, United States	64	Director	Director

David Mann(2)(3)(4) Nova Scotia, Canada	83	Director	Director

Lou Maroun(3) Warwick, Bermuda	72	Director	Chairman of Sigma Capital Corporation; Director and Chairman of Summit Industrial Income REIT

Sachin Shah Ontario, Canada	46	Director	Chief Executive Officer of Brookfield’s Insurance Solutions business

Stephen Westwell(2) London, United Kingdom	64	Director	Director

Patricia Zuccotti(2) Washington, United States	75	Director	Director
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
Jeffrey Blidner. Mr. Blidner is Chair of the board of directors of the Managing General Partner since 2011. He is also a director of BEPC. Mr. Blidner is a Vice Chair and a director of Brookfield Corporation. He serves as Chair of the board of directors of Brookfield Business Partners and as a director of Brookfield Infrastructure Partners L.P., Brookfield Property Partners L.P., Brookfield Infrastructure Corporation, Brookfield Business Corporation and Brookfield Property REIT Inc. Prior to joining Brookfield in 2000, Mr. Blidner was a senior partner at a Canadian law firm where his practice focused on merchant banking transactions, public offerings, mergers and acquisitions, management buy-outs and private equity transactions. Mr. Blidner received his LL.B from Osgoode Hall Law School and was called to the Bar in Ontario as a Gold Medalist. Mr. Blidner is not considered an independent director because of his role at Brookfield.

Scott Cutler. Mr. Cutler is a director of the Managing General Partner since 2020. He is also a director of BEPC. Mr. Cutler is the Chief Executive Officer of StockX, a leading e-commerce company. Prior to joining StockX, Mr. Cutler served as Senior Vice President of the Americas at eBay, Inc. (2017-2019) and served as President of StubHub (2015-2017). Before joining StubHub, Mr. Cutler spent nine years as an Executive Vice President at the NYSE. He also serves on the board of Vibrant Emotional Health. Before joining the board of the Managing General Partner, Mr. Cutler served on the board of the general partner of Brookfield Property Partners L.P. Mr. Cutler holds a Bachelor of Science in economics from Brigham Young University and a Juris Doctor from the University of California, Hastings College of Law.
Sarah Deasley. Dr. Deasley is a director of the Managing General Partner since 2022. She is also a director of BEPC. Dr. Deasley began her career as an economist with the U.K.’s newly created electricity regulator before moving to consultancy in 1994. She is recognized for her work on the implications of the move to a low-carbon economy, including in the areas of hydrogen transition, renewables, heat decarbonization and carbon capture, utilization and storage. She was appointed an Executive Director of Frontier Economics, one of Europe’s largest economic consultancies, in 2013 where she focuses predominantly on the energy sector and was also appointed as a Non-Executive Director at the North Sea Transition Authority in 2020 where she serves on Nomination, Remuneration and the Audit and Risk Committees. Dr. Deasley has served as a trustee of Sustainability First since 2015 and a member of Carbon Connect’s Advisory Board since 2018. Dr. Deasley has a PhD in Economics from Imperial College, London.
Nancy Dorn. Ms. Dorn is a director of the Managing General Partner since 2019. She is also a director of BEPC. Ms. Dorn is a retired corporate executive and U.S. government official now serving on several private sector, governmental and non-profit boards. Ms. Dorn retired from the General Electric Company in 2017 after serving for 14 years as the leader of the company’s government affairs and policy group. Prior to her career at General Electric Company, she served in a number of high-ranking positions in the U.S. Government, including Deputy Director of the Office of Management and Budget under President George W. Bush and Assistant Secretary of the Army (Civil Works) under President George H.W. Bush. She also worked in the Reagan Administration as Special Assistant to the President and in the State and Defense Departments. Ms. Dorn serves on the Board of Governors of the Argonne National Laboratory and on the Saint Simons Island Land Trust in Saint Simons, Georgia. Ms. Dorn is a graduate of Baylor University.
David Mann. Mr. Mann is a director of the Managing General Partner since 2011, and serves as Lead Independent Director and Chair of the Nominating and Governance Committee. He is also a director of BEPC. Mr. Mann formerly served as President and Chief Executive Officer of Nova Scotia Power Inc. (1996-2004) and Vice Chairman (2004-2005) and President and Chief Executive Officer (1998-2004) of Emera Inc., a TSX-listed energy and services company that invests in electrical generation, transmission and distribution. Mr. Mann is a Corporate Director and prior to January 1, 2016, served as Counsel at the law firm Cox & Palmer. He has over 30 years of experience in the practice of corporate and commercial law, with a particular emphasis on corporate finance and public utility regulation. Mr. Mann holds a Bachelor of Commerce and an LL.B from Dalhousie University and an LL.M from the University of London.
Lou Maroun. Mr. Maroun is a director of the Managing General Partner since 2011. He is also a director of BEPC. Mr. Maroun was formerly the Executive Chairman of ING Real Estate Canada, and held executive positions in a number of real estate companies where he was responsible for overseeing operations, real estate transactions, financial oversight and management, asset and property management, as well as many other related functions. Mr. Maroun is a director of the general partner of Brookfield Property Partners L.P., where he is a member of the Audit Committee. Mr. Maroun is also Chairman of Sigma Capital Corporation and is on the board of directors and is Chairman of Summit Industrial Income REIT with an emphasis on business strategy and strategic directions, capital markets management and mergers and acquisitions. Mr. Maroun graduated from the University of New Brunswick with a Bachelor’s degree, majoring in psychology, followed by a series of post graduate studies in finance and mortgage underwriting. In 2020, Mr. Maroun received an honorary doctorate from the University of Cape Breton, where he sits on the university’s Business Advisory Board. Mr. Maroun is a Fellow of the Royal Institute of Chartered Surveyors.
Sachin Shah. Mr. Shah is a director of the Managing General Partner since February 2021. He is a Managing Partner of Brookfield and Chief Executive Officer of Brookfield’s Insurance Solutions business. Mr. Shah serves as

Chair of the board of directors of Brookfield Asset Management Reinsurance Partners Ltd. and as a member of the board of the Toronto Metropolitan University Brookfield Institute for Innovation and Entrepreneurship. Mr. Shah received a Bachelor of Commerce degree from the University of Toronto and is a member of the Chartered Professional Accountants of Canada (CPA, CA). Mr. Shah is not considered an independent director because of his role at Brookfield.
Stephen Westwell. Mr. Westwell is a director of the Managing General Partner since 2019. He is also a director of BEPC. Mr. Westwell was formerly the Chief Executive Officer of EFR Group BV, a European fuel distributor and retailer (2015-2016) and the Chief Executive Officer of Silver Ridge Power Inc., a global solar power company (2013-2014). Mr. Westwell held various management and executive positions for BP plc in South Africa, the United States and the United Kingdom (1988-2007). These executive positions included Chief Executive Officer for BP Solar and Chief Executive Officer for BP Alternative Energy. He served as Group Chief of Staff and member of BP Plc’s executive management team in the United Kingdom (2008-2011). Mr. Westwell also worked for Eskom Holdings Limited, the South African power utility, in several operational capacities. Mr. Westwell is currently a director of Sasol Pty Limited, a global oil and chemical company, where he serves as Lead Independent Director and as a member of the Audit Committee, the Safety, Social and Ethics Committee and the Nomination and Governance Committee and as Chairman of the Capital Investment Committee. Mr. Westwell holds a Bachelor of Science, Engineering from the University of Natal, a Master of Business Administration from the University of Cape Town and a Master of Science in Management from Stanford University.
Patricia Zuccotti. Ms. Zuccotti is a director of the Managing General Partner since 2011, and is Chair of the Audit Committee. She is also a director of BEPC. Ms. Zuccotti was formerly Senior Vice President, Chief Accounting Officer and Controller of Expedia, Inc. (2005-2011). Prior to joining Expedia, Ms. Zuccotti was the Director, Enterprise Risk Services of Deloitte & Touche LLP (2003-2005). Ms. Zuccotti is a director of the general partner of Brookfield Business Partners and also a director of Brookfield Business Corporation where she is the Chair of the Audit Committee. Ms. Zuccotti is a Certified Public Accountant (inactive) and received her Master of Business Administration, majoring in accounting and finance, from the University of Washington and a Bachelor of Arts, majoring in political science, from Trinity College.
Director Ownership Requirements
The Managing General Partner believes that directors can better represent Brookfield Renewable if they have economic exposure to Brookfield Renewable. Brookfield Renewable expects each independent director to hold sufficient LP units and/or BEPC exchangeable shares such that the acquisition cost of such units or shares is equal to at least two times their annual retainer (the “Ownership Requirement”). Directors are required to purchase LP units and/or BEPC exchangeable shares on an annual basis in an amount not less than 20% of the Ownership Requirement until they have met the Ownership Requirement. Directors are required to achieve the Ownership Requirement within five years of joining the Board. In the event of an increase in the annual retainer fee, the directors will have two years from the date of the change to comply with the revised Ownership Requirement. In the case of directors who have served on the board of directors less than five years at the date of the change, such Directors will be required to comply with the Ownership Requirement by the date that is the later of: (i) the fifth anniversary of their appointment to the board of directors and (ii) two years following the date of the change in retainer fee. All of Brookfield Renewable’s independent directors are in compliance with the Ownership Requirement.
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
Our Management
The Managing General Partner does not have any employees. Instead, members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to fulfill the Service Provider’s obligations to provide us with management services under our Master Services Agreement. The following table presents certain information concerning our core senior management team that is principally responsible for our operations as well as their positions with the Service Provider as of the date of this Form 20-F, except in case of Ms. Ruth Kent who resigned as Chief Operating Officer in December 2022 and is no longer employed by Brookfield. No replacement for Ms. Kent has been appointed as of the date of this Form 20-F and her responsibilities have been assumed by current members of the management team, including certain of those listed below. The further disclosure required under Canadian securities laws regarding the compensation of certain members of our core senior management team will be separately filed within 140 days of December 31, 2022.

Name	Years of experience in relevant industry or role	Years at Brookfield	Current Position with the Service Provider
Connor Teskey	13	10	Chief Executive Officer
Wyatt Hartley	17	13	Chief Financial Officer
Jennifer Mazin	24	9	General Counsel

Each of the members of our core senior management team has substantial operational and transaction origination and execution expertise.
Connor Teskey. Mr. Teskey is the Chief Executive Officer of the Service Provider, a Managing Partner of Brookfield, and the President of Brookfield Asset Management. Mr. Teskey has oversight of Brookfield Renewable’s growth and capitalization, on a global basis. He is responsible for investments, operations and the expansion of the Renewable Power and Transition business. Mr. Teskey holds a Bachelor of Business Administration (Honors) from the University of Western Ontario.
Wyatt Hartley. Mr. Hartley is the Chief Financial Officer of the Service Provider and a Managing Partner of Brookfield. He directs all capital markets activities, accounting, financial reporting, treasury, taxation and investor relations, on a global basis. Mr. Hartley holds a Bachelor of Science from Queen’s University and is a member of the Chartered Professional Accountants of Canada (CPA, CA).

Jennifer Mazin. Ms. Mazin is General Counsel of the Service Provider and a Managing Partner of Brookfield. Ms. Mazin provides oversight of Brookfield Renewable’s legal matters on a global basis, including transactional matters, corporate governance and public disclosures. Ms. Mazin serves on the Board of Directors of West Park Healthcare Centre in Toronto. Ms. Mazin received her Bachelor of Arts from the University of Western Ontario and her law degree from the University of Toronto. She is called to the bars of the State of New York and the Province of Ontario.
See also information contained under Item 3.D “Risk Factors — Risks Relating to Our Relationship with Brookfield” and Item 7.B “Related Party Transactions”.
Management Diversity
Brookfield Renewable is externally managed by the Service Provider, and Brookfield Renewable does not evaluate, determine or make any hiring or promotion decisions for the Service Provider. The Service Provider makes hiring and promotion decisions based solely on merit, so that each officer and employee possess the necessary skills, knowledge and experience to do his or her job. The Service Provider is committed to workplace diversity, including but not limited to, providing opportunities and support to promote success for female employees and promoting diversity of gender, culture, geography, and skills. The Service Provider appreciates the benefits of leveraging a range of diverse talents and perspectives and actively supports the development and advancement of a diverse group of employees capable of achieving management roles, including executive officer positions. The Service Provider does not have targets for the representation of women in executive officer positions because such targets do not accurately reflect the full range of factors considered in hiring or promoting executive officers. Currently, 33% of Brookfield Renewable’s executive management team are women.
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
Under our Master Services Agreement, the Service Recipients have appointed the Service Provider to provide or arrange for the provision by an appropriate service provider of the following services:
•causing or supervising the carrying out of all day-to-day management, secretarial, accounting, banking, treasury, administrative, liaison, representative, regulatory and reporting functions and obligations;
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
Management Fee
Pursuant to the Master Services Agreement, in exchange for the management services provided to Brookfield Renewable by the Service Provider, Brookfield Renewable pays an annual management fee (the “Base Management Fee”) to the Service Provider of $20 million (adjusted annually for inflation at an inflation factor based on year-over-year United States consumer price index) plus 1.25% of the amount by which the market value of Brookfield Renewable exceeds an initial reference value. BEPC reimburses the partnership for its proportionate share of such fee, and BEPC's proportionate share of the Base Management Fee is calculated on the basis of BEPC's business relative to the partnership's business. The Base Management Fee is calculated and paid on a quarterly basis. For purposes of calculating the Base Management Fee, the market value of Brookfield Renewable is equal to the aggregate value of all outstanding LP units on a fully-diluted basis, preferred units and securities of the other Service Recipients (including BEPC exchangeable shares) that are not held by Brookfield Renewable, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities. BRP Bermuda GP Limited, a subsidiary of Brookfield, also receives incentive distributions based on the amount by which quarterly distributions on BRELP limited partnership units (other than BRELP Class A Preferred Units), as well as economically equivalent securities of the other Service Recipients, including BEPC, exceed specified target levels as set forth in the Amended and Restated Limited Partnership Agreement of BRELP, which specified target levels were amended in connection with the Special Distribution. The Base Management Fee will not be reduced by the amount of any incentive distribution payable by any Service Recipient or Operating Entity to the Service Provider (or any other affiliate) (for which there is a separate credit mechanism under the Amended and Restated Limited Partnership Agreement of BRELP), or any other fees that are payable by any Operating Entity to Brookfield for financial advisory, operations and maintenance, development, operations management and other services. See Item 7.B “Related Party Transactions — Incentive Distributions” and “— Other Services”.
The Base Management Fee payments for the years ended December 31, 2022, 2021 and 2020, respectively, are set out below:

(MILLIONS)	2022	2021	2020
Base management fee	$243	$288	$212
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
•the Service Provider is grossly negligent in the performance of its duties under the agreement and such gross negligence results in material harm to the Service Recipients; or
•certain events relating to the bankruptcy or insolvency of the Service Provider.
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
The Service Provider may terminate the Master Services Agreement effective upon written notice of termination to Brookfield Renewable if any Service Recipient defaults in the performance or observance of any material term, condition or covenant contained in the agreement in a manner that results in material harm to the Service Provider and the default continues unremedied for a period of sixty (60) days after written notice of the breach is given to the Service Recipients. The Service Provider may also terminate the Master Services Agreement upon the occurrence of certain events relating to the bankruptcy or insolvency of any Service Recipient.
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
Pursuant to our Master Services Agreement, members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to fulfill obligations under our Master Services Agreement. These individuals, including the Brookfield employees identified in the table above under Item 6.A “Directors and Senior Management — Our Management”, are not compensated by BEP or our Managing General Partner; instead they are and will continue to be compensated by Brookfield. Further disclosure required under Canadian securities laws regarding the compensation of certain members of our core senior management team for the year ended December 31, 2022 will be separately filed within 140 days of December 31, 2022.
Board of Directors of the Managing General Partner
Our directors are entitled to an annual retainer of $165,000 for their service on the board of directors and committees of the Managing General Partner and the board of directors and committees of BEPC, and reimbursement of expenses incurred in attending meetings. For the year ended December 31, 2022, each of the directors received $165,000 for their service on the board of directors and committees of the Managing General Partner and the board of directors and committees of BEPC, and reimbursement of expenses incurred in attending meetings. In addition, in 2022, Mr. Mann received an additional $50,000 and each of Ms. Dorn and Mr. Maroun received an additional $35,000 for their services assessing certain related party transactions, including the pending investment in Westinghouse.
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
Indebtedness of Directors and Executive Officers

As at the date of this Form 20-F, and at all times since January 1, 2022, none of the directors, officers, employees and former directors, officers and employees of the Managing General Partner, the Service Provider or any of their respective subsidiaries, nor any of their associates, has or had any indebtedness owing to Brookfield Renewable.
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
Size, Independence and Composition of the Board of Directors
The Managing General Partner’s board of directors currently has nine directors. The board may consist of between three and eleven directors or such other number of directors as may be determined from time-to-time by a resolution of the Managing General Partner’s shareholders and subject to its bye-laws. At least three directors and at least a majority of the directors holding office must be independent of the Managing General Partner and Brookfield, as determined by the full board of directors using the standards for independence established under applicable securities laws. In addition, in February 2016 the board of directors of the Managing General Partner, on the recommendation of the Nominating and Governance Committee, appointed a lead independent director. The responsibilities of the lead independent director, who is currently David Mann, include presiding over sessions of the board of directors of the Managing General Partner when the Chair is not present as well as the in camera meetings that follow each scheduled board meeting. Shareholders and other interested parties may communicate with any member of the board of directors, including its Chair, the lead independent director and the independent directors as a group, by contacting BEP’s Corporate Secretary at 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda, +441-294-3304.
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
All board of director appointments will be based solely on merit, having due regard for the benefits of diversity, so that each nominee possesses the necessary skills, knowledge and experience to serve effectively as a director. Therefore, in the director identification and selection process, gender diversity influences succession planning and is one criterion in adding new members to the board of directors. Brookfield Renewable appreciates the benefits of leveraging a range of diverse talents and perspectives and is committed to pursuing the spirit and letter of the Diversity Policy. The Nominating and Governance Committee is responsible for overseeing the implementation of the Diversity Policy and for monitoring progress towards achieving its objectives. The board of directors currently has nine directors, seven of whom are independent, and three of whom are female (who are independent directors). Accordingly, 33% of the board of directors is made up of women and women represent 43% of the independent directors. The Diversity Policy does not set any formal targets on diversity for directors at this time, because of the current need for geographic diversity of directors and the emphasis on subject matter expertise.
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
Transactions Requiring Approval by Independent Directors
The Managing General Partner’s independent directors approved the Conflicts Protocols, which address the approval and other requirements for transactions in which there is potential for a conflict of interest to arise. These transactions include:
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
The Managing General Partner’s board of directors is of the view that its corporate governance policies and practices, outlined below, are comprehensive and consistent with the guidelines for corporate governance adopted by Canadian securities administrators. The board of directors is also of the view that these policies and practices are consistent with the requirements of the NYSE and the applicable provisions under the Sarbanes-Oxley Act.
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
The board of directors of the Managing General Partner had four regular quarterly meetings as well as four special meetings in 2022. Four regular quarterly meetings are scheduled for 2023.
Size and Composition of the Board of Directors
The Managing General Partner’s board of directors is currently set at nine directors. See Item 6.C “Board Practices — Size, Independence and Composition of the Board of Directors”.
Independent Directors
At least three directors and at least a majority of the directors holding office must be independent of the Managing General Partner and Brookfield, as determined by the full board of directors using the standards for independence established under applicable securities laws. See Item 6.C “Board Practices — Size, Independence and Composition of the Board of Directors”.
The following table describes the independence status of the directors of the Managing General Partner.

Director	Independence Status	Reason for Related Status
Jeffrey Blidner	Related	Mr. Blidner is a Vice Chair of Brookfield Asset Management
Scott Cutler	Independent
Sarah Deasley	Independent
Nancy Dorn	Independent
David Mann	Independent
Lou Maroun	Independent
Sachin Shah	Related	Mr. Shah is Chief Executive Officer of Brookfield’s Insurance Solutions business
Stephen Westwell	Independent
Patricia Zuccotti	Independent
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
•Jeffrey Blidner: Brookfield Corporation; Brookfield Infrastructure Corporation; the general partner of each of Brookfield Property Partners L.P., Brookfield Business Partners and Brookfield Infrastructure Partners L.P.; BEPC

•Scott Cutler: BEPC
•Sarah Deasley: BEPC
•Nancy Dorn: BEPC
•David Mann: BEPC
•Lou Maroun: BEPC; Summit II REIT; and the general partner of Brookfield Property Partners L.P.
•Sachin Shah: Brookfield Asset Management Reinsurance Partners Ltd.
•Stephen Westwell: BEPC; Sasol (Pty) Limited
•Patricia Zuccotti: BEPC; and the general partner of Brookfield Business Partners
Director Orientation and Education
New directors of the Managing General Partner are provided with comprehensive information about Brookfield Renewable and its affiliates. Arrangements are made for specific briefing sessions from appropriate senior personnel to help new directors better understand Brookfield Renewable’s strategies and operations. They also participate in the continuing education measures discussed below.
The Managing General Partner’s board of directors receives annual operating plans for each of Brookfield Renewable’s strategic business units and more detailed presentations on particular strategies. The directors are periodically invited to participate in guided tours of Brookfield Renewable operational facilities and they have the opportunity to meet and participate in working sessions with management to obtain insight into the operations of Brookfield Renewable and its affiliates. Directors are regularly briefed to help them better understand a variety of issues, including those related to the industries that we operate in, accounting rule changes, transactional activity, capital markets initiatives, significant regulatory developments, as well as trends in corporate governance.
Director Expectations
The Managing General Partner’s board of directors has adopted a Charter of Expectations for Directors, which sets out the expectations in regard to personal and professional competencies, LP unit and BEPC exchangeable share ownership, meeting attendance, conflicts of interest, changes of circumstance and resignation events. The Charter of Expectations for Directors can be found on our website at https://bep.brookfield.com/bep/corporate-governance/governance-documents. Directors are expected to identify in advance any potential conflict of interest regarding a matter coming before the board of directors or its committees, bring these to the attention of the board of directors or committee chair and refrain from voting on such matters. Directors are expected to submit their resignations to the Chair of the board of directors if they become unable to attend at least 75% of the board of directors’ regularly scheduled meetings. They are also expected to submit their resignations if they become involved in a legal dispute, regulatory or similar proceedings, or take on new responsibilities or experience other changes in personal or professional circumstances that could adversely impact Brookfield Renewable or their ability to serve as director. Further information on director LP unit and/or BEPC exchangeable share ownership requirements is set out in Item 6.B “Compensation — Board of Directors of the Managing General Partner”.
Committees of the Board of Directors
The Managing General Partner’s board of directors believes that its committees assist in the effective functioning of the board of directors and help ensure that the views of independent directors are effectively represented.
The board of directors has two committees:
•the Audit Committee; and
•the Nominating and Governance Committee.
The responsibilities of these committees are set out in written charters, which are reviewed and approved annually by the board of directors of the Managing General Partner. The charters of these committees can be found on our website at https://bep.brookfield.com/bep/corporate-governance/governance-documents. All members of these committees must be independent directors, as described above. Special committees may be formed from time to time as required to review particular matters or transactions. While the board of directors retains overall responsibility for corporate governance matters, the Audit Committee and the Nominating and Governance Committee each have specific responsibilities for certain aspects of corporate governance, in addition to their other responsibilities, as described below.
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
The Audit Committee had four regular quarterly meetings in 2022 as well as one special meeting. All of the committee members were present in person or by telephone. Four regular quarterly meetings are scheduled for 2023.
The board of directors of the Managing General Partner, upon the recommendation of the Audit Committee, has adopted a written policy on auditor independence (the “Pre-Approval Policy”). Under the Pre-Approval Policy, except in limited circumstances, all audit and permitted non-audit services are required to be pre-approved by the Audit Committee. The Pre-Approval Policy prohibits the auditors from providing the following types of non-audit services:
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
The Nominating and Governance Committee is responsible for approving the appointment by the sitting directors of a person to the office of director and for recommending a slate of nominees for election as directors by the Managing General Partner’s shareholders. The Nominating and Governance Committee is also responsible for assisting and advising the Managing General Partner’s board of directors with respect to matters relating to the general operation of the board of directors, BEP’s governance, the governance of the Managing General Partner and the performance of its board of directors, individual directors and the Service Provider. The Nominating and Governance Committee must assess the size and composition of the Managing General Partner’s board of directors and its committees, review the effectiveness of the board of directors’ relations with the Service Provider and review BEP’s corporate governance practices. The Nominating and Governance Committee annually reviews the performance of the board of directors and its committees and the individual contribution of directors through a self-survey. The Nominating and Governance Committee is also responsible for assisting and advising the Managing General Partner’s board of directors with ESG matters, including providing updates to the Managing General Partner’s board of directors, monitoring international trends and best practices, and reviewing and assessing aspects of the Partnership’s ESG strategy.
The Nominating and Governance Committee had three regular meetings as well as twelve special meetings in 2022. All of the committee members were present in person or by telephone. Four regular quarterly meetings are scheduled for 2023.
As Brookfield Corporation is entitled to elect all of the directors of the Managing General Partner, the directors of the Managing General Partner consult with Brookfield to identify and assess the credentials of appropriate individuals with the skills, knowledge, experience and talents needed to act as an independent member of the board of directors of the Managing General Partner, including the need for the board of directors as a whole to have a diversity of perspectives. Brookfield maintains an “evergreen” list of potential independent board members to ensure that outstanding candidates with the needed skills can be quickly identified to fill planned or unplanned vacancies. Candidates from that list and any other candidates familiar to Brookfield or Brookfield Renewable are assessed to ensure the Managing General Partner’s board of directors has the appropriate mix of talent, quality, skills and other requirements necessary to promote sound governance and board effectiveness. Individuals who meet those requirements are recommended by Brookfield to the Nominating and Governance Committee for its review as potential candidates for nomination to the board of directors. The Nominating and Governance Committee also recommends to the Board the appointment of an independent director as the lead independent director where the Chair of the Board is not independent.
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
Board of Directors, Committees and Director Evaluation
The Managing General Partner’s board of directors believes that a regular and formal process of evaluation improves the performance of the board of directors as a whole, its committees and individual directors. Each year, a survey is sent to directors regarding the effectiveness of the board of directors and its committees, inviting comments and suggestions on areas for improvement. The results of this survey are reviewed by the Nominating and Governance Committee, which makes recommendations to the board of directors, as required. Each director also receives a list of questions for completing a self-assessment. The Chair of the board of directors also holds private interviews with each director annually to discuss the operations of the board of directors and its committees and to provide any feedback on the individual director’s contributions.
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
Brookfield Renewable has approximately 3,400 employees involved in the day-to-day operations of our facilities and the development of our business, of which approximately 254 are located in Canada, 1,184 are located in the United States, 540 are located in Brazil, 614 are located in Colombia, 209 are located in Europe, 153 are located in China and 79 are located in India. This also includes 307 employees who work in our business services group, which provides finance, IT and payroll services to our business in Canada and the United States. Approximately 1,401, or approximately 41% of these employees, are covered by collective agreements expiring between 2023 and 2028. Ten of these collective agreements are due to be renewed in 2023.
We maintain very good relations with represented and salaried employees across all facilities. Relationships with the various unions in Canada, the United States, Brazil, Colombia and China have also been positive, without the occurrence of any work disruptions that would have had a negative impact on the business. Our corporate group, including the Manager, has an additional approximately 161 employees with non-operational roles who are largely based in Canada and the U.K.
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
6.F.    DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A    MAJOR SHAREHOLDERS
As of the date of this Form 20-F, there are 275,358,750 LP units outstanding. To our knowledge, as at the date of this Form 20-F, no person or company, other than Brookfield, beneficially owns or controls or directs, directly or indirectly, more than 5% of our LP units, on a fully-exchanged basis. Brookfield beneficially owns 68,749,416 LP units and 194,487,939 Redeemable/Exchangeable partnership units, or an approximate 48% interest in BEP (on a fully-exchanged basis, assuming the exchange of all of the outstanding Redeemable/Exchangeable partnership units and BEPC exchangeable shares) including its indirect general partnership interest in the Managing General Partner and the BRELP GP LP. All LP units, including those held by Brookfield, are non-voting. See also the information contained in this Form 20-F under Item 10.B “Memorandum and Articles of Association — Description of our LP units, Preferred Units and the Amended and Restated Limited Partnership Agreement of BEP”.

As of February 24, 2023, 9,581 of our outstanding LP units were held by 5 holders of record in the United States, not including LP units held of record by DTC. As of February 24, 2023, DTC was the holder of record of 62,559,085 LP units.
The following table sets forth information, as of date of this Form 20-F, regarding the beneficial ownership of LP units by each person that is a beneficial owner of more than 5% of our LP units, on a fully-exchanged basis.

Name	LP units (1)	Percentage of LP units (2)
Brookfield Corporation(3)	308,051,190	48.0%

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
(2)Assuming the exchange of all of the outstanding Redeemable/Exchangeable partnership units indirectly held by Brookfield Corporation and of all of the outstanding BEPC exchangeable shares and including Brookfield Asset Management’s indirect general partnership interests. Assuming that only the Redeemable/Exchangeable partnership units and BEPC exchangeable shares indirectly held by Brookfield Corporation, as applicable, are exchanged for LP units, the percentage would be approximately 59.9%.
(3)Consists of 68,749,416 LP units, 194,487,939 Redeemable/Exchangeable partnership units and 44,813,835 BEPC exchangeable shares. In addition, Brookfield Corporation has an indirect general partnership interest in BEP and BRELP through its indirect wholly-owned subsidiary Brookfield Renewable Power Inc.

See also the information contained in this Form 20-F under Item 3.D “Risk Factors—Risks Relating to our Relationship with Brookfield”, Item 6.A “Directors and Senior Management”, Item 6.C “Board Practices” and Item 7.B “Related Party Transactions”.
7.B    RELATED PARTY TRANSACTIONS
RELATIONSHIP WITH BROOKFIELD
Brookfield Corporation is focused on deploying its capital on a value basis and compounding it over the long term. This capital is allocated across its three core pillars of asset management, insurance solutions and its operating businesses. Employing a disciplined investment approach, Brookfield Corporation leverages its deep expertise as an owner and operator of real assets, as well as the scale and flexibility of its capital, to create value and deliver strong risk-adjusted returns across market cycles. Brookfield Corporation is listed on the NYSE and on the TSX under the symbol “BN”.
Brookfield Asset Management is a leading global alternative asset manager with over $800 billion of assets under management across real estate, infrastructure, renewable power, and transition, private equity and credit. It invests client capital for the long term with a focus on real assets and essential service businesses that form the backbone of the global economy. It offers a range of alternative investment products to investors around the world - including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. It draws on Brookfield’s heritage as an owner and operator to invest for value and seeks to generate strong returns for its clients, across economic cycles.
Brookfield’s global alternative asset management business is owned 75% by Brookfield Corporation and 25% by Brookfield Asset Management through their ownership of common shares of the Asset Management Company.
We are an affiliate of Brookfield. We have entered into a number of agreements and arrangements with Brookfield in order to enable us to be established as a separate entity and to pursue our vision of being a leading owner and operator of high-quality clean energy assets. While we believe that this ongoing relationship with Brookfield provides us with a strong competitive advantage as well as access to opportunities that would otherwise not be available to us, we operate as our own, stand-alone entity. We describe below these relationships as well as potential conflicts of interest (and the methods for resolving them) and other material considerations arising from our relationship with Brookfield.

See also the information contained in this Form 20-F under Item 3.D “Risk Factors — Risks Relating to Our Relationship with Brookfield”, Item 5.A “Operating Results — Related Party Transactions”, Item 6.A “Directors and Senior Management”, Item 6.C “Board Practices” and Item 7.A “Major Shareholders” and Note 30 to our audited consolidated financial statements for the year ended December 31, 2022, 2021 and 2020, respectively.
Relationship Agreement
BEP, BRELP, the Service Provider, Brookfield Corporation and others have entered into the Relationship Agreement, which governs aspects of the relationship among them. BEPC, being a controlled subsidiary of BEP, is automatically entitled to the benefits and subject to certain obligations under the Relationship Agreement. Pursuant to the Relationship Agreement, Brookfield has agreed that Brookfield Renewable will serve as its primary (though not exclusive) public vehicle through which it will, directly or indirectly, acquire renewable power assets on a global basis alongside other Brookfield Accounts, as further described herein. Brookfield Renewable’s acquisition strategy focuses on large scale transactions, for which it believes there is less competition and where Brookfield has sufficient influence or control so that Brookfield’s operations-oriented approach can be deployed to create value. An integral part of Brookfield Renewable’s strategy is to participate with institutional investors in Brookfield Accounts for acquisitions that fit Brookfield Renewable’s strategy. Brookfield has a strong track record of leading Brookfield Accounts and actively managing underlying assets to improve performance. Currently, Brookfield manages the Brookfield Americas Infrastructure Fund, a $2.7 billion infrastructure fund focused on the Americas, Brookfield Infrastructure Fund II, a $7 billion global infrastructure fund, Brookfield Infrastructure Fund III, a $14 billion global infrastructure fund, Brookfield Infrastructure Fund IV, an approximately $20 billion global infrastructure fund, Brookfield Infrastructure Debt Fund, an infrastructure fund focused on credit investments and Brookfield Global Transition Fund, a $15 billion global fund focusing on energy transition investments. Brookfield is the manager of each such Brookfield Account and typically commits to invest approximately 20% to 30% of the capital of each account alongside third-party investors. It is currently intended that Brookfield Renewable will be allocated such commitments to Brookfield Accounts that are suitable for Brookfield Renewable’s investment mandate and, in this fashion, Brookfield Renewable will participate in future renewable power acquisitions identified by Brookfield and that are allocated to such accounts (i.e., Brookfield Renewable would fund Brookfield’s participation in such accounts with respect to renewable power investments made by such accounts). Brookfield’s commitment to Brookfield Renewable and Brookfield Renewable’s ability to take advantage of opportunities is subject to a number of inherent limitations such as Brookfield Renewable’s financial capacity, the suitability of funds and acquisition opportunities for Brookfield Renewable in terms of the underlying investment characteristics, fit with Brookfield Renewable’s strategy and other portfolio construction considerations, limitations arising from the tax and regulatory regimes that govern the Brookfield Renewable’s affairs and certain other restrictions. See Item 3.D “Risk Factors—Risks Relating to Our Relationship with Brookfield”.
Under the terms of the Relationship Agreement, Brookfield Renewable acknowledges and agrees that, subject to providing the opportunity to participate on the basis described above, Brookfield (including its directors, officers, agents, members, partners, shareholders and employees) is able to pursue and engage in other business activities (including investing its own capital and managing other Brookfield Accounts) and provide investment and operational services to third parties that compete directly or indirectly with the activities engaged in by Brookfield Renewable as well as the services provided by Brookfield to Brookfield Renewable. In addition, Brookfield has established and/or advised, and expects to continue to establish and/or advise, other Brookfield Accounts that rely on the diligence, skill and business contacts of Brookfield’s professionals and the information and acquisition opportunities they generate during the normal course of their activities. Brookfield Renewable acknowledges and agrees that some of these Brookfield Accounts have objectives that overlap with Brookfield Renewable’s objectives and/or will acquire renewable power assets or businesses that could be considered appropriate acquisitions for Brookfield Renewable, and that Brookfield could have greater financial incentives to assist those other entities over Brookfield Renewable. Due to the foregoing, Brookfield Renewable expects to compete from time to time with Brookfield or other third parties for access to the benefits that it expects to realize from Brookfield’s involvement in its business. See “Related Party Transactions — Conflicts of Interest and Fiduciary Duties” below.

Members of Brookfield carry on a diverse range of businesses worldwide, including the development, ownership and/or management of power, transmission and other infrastructure assets, and investing and advising on investing in any of the foregoing and/or loans, debt instruments and other securities with underlying infrastructure collateral or exposure including renewable power generation operations and/or developments, through Brookfield Accounts separate from Brookfield Renewable, and Brookfield will not be obligated to provide Brookfield Renewable with any opportunities to participate in these investment activities except as described above. Except as explicitly provided in the Relationship Agreement, the Relationship Agreement will not in any way limit or restrict members of Brookfield from carrying on their respective business. In the event of the termination of the Master Services Agreement, the Relationship Agreement would also terminate, including Brookfield’s commitments to provide Brookfield Renewable with acquisition opportunities, as described above. Neither BEP nor BEPC is entitled to terminate the Master Services Agreement or the Relationship Agreement.
Pursuant to the Relationship Agreement, Brookfield Renewable will generally be provided with voting rights over investments in which it participates. These voting rights will be exercised by Brookfield personnel, on behalf of all Brookfield Accounts that participate in such investments alongside Brookfield Renewable. As a result, Brookfield Renewable will consolidate these investments in its financial statements and for purposes of calculating its assets under management, despite the fact that Brookfield Renewable does not own 100% of the investments. With respect to its assets under management calculation, Brookfield Renewable includes 100% of the total fair value of the investments in the calculation if it consolidates an investment for accounting purposes, or does not consolidate an investment but has significant influence over the investment by virtue of one or more attributes (e.g., Brookfield Renewable being the largest investor in the investment, Brookfield Renewable having the largest representation on the investment’s governance body, Brookfield being the primary manager and/or operator of the investment, and/or Brookfield having other significant influence attributes). In these circumstances, its calculation takes into account the investment’s full capital structure (both equity and debt) on a gross asset value basis, even if Brookfield Renewable does not own 100% of the investment. Furthermore, Brookfield also will consolidate these investments in its financial statements and for purposes of calculating its assets under management in light of Brookfield’s control over us. Brookfield will rely on our financial statements to prepare its own financial records, and will not reimburse us for the expenses associated with preparing our financial statements and calculating our assets under management.
Under the Relationship Agreement, Brookfield Renewable has agreed that none of Brookfield or the Service Provider, nor any director, officer, agent, member, partner, shareholder or employee of Brookfield or the Service Provider, will be liable to Brookfield Renewable for any claims, liabilities, losses, damages, costs or expenses (including legal fees) arising in connection with the business, investments and activities in respect of or arising from the Relationship Agreement. The maximum amount of the aggregate liability of Brookfield, or of any director, officer, employee, contractor, agent, advisor or other representative of Brookfield, will be equal to the amounts previously paid in the two most recent calendar years by the Service Recipient pursuant to the Master Services Agreement. U.S. federal and state securities laws may impose liability under certain circumstances on persons that fail to act in good faith. Notwithstanding anything to the contrary in the Relationship Agreement, nothing in the Relationship Agreement is intended to, or will, constitute a waiver of any rights or remedies that a Brookfield Account or investors may have under such laws.
Master Services Agreement
BEP, BRELP, BEPC and the Holding Entities entered into our Master Services Agreement pursuant to which the Service Provider has agreed to provide oversight of the business and provide the services of senior officers to Brookfield Renewable. In addition, the Service Provider has agreed to provide investment advisory services to Brookfield Renewable, including services relating to acquisitions and dispositions, financings, business planning and strategy, and oversight of investments, as well as supervision of various day to day management and administration activities. In exchange for providing these services, the Service Provider is entitled to a Base Management Fee, which for the year ended December 31, 2022 was approximately $243 million. For a detailed description of our Master Services Agreement, see Item 6.A “Directors and Senior Management — Our Master

Services Agreement”. For components of the management fee, see Item 6.A — “Directors and Senior Management — Our Master Services Agreement — Management Fee”.
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
Managing General Partner Distributions
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
Energy Marketing Internalization
In 2018, Brookfield Renewable and Brookfield Corporation internalized all energy marketing capabilities in North America into Brookfield Renewable (the “Energy Marketing Internalization”). The Energy Marketing Internalization closed in September 2019, resulting in the transfer of Brookfield’s existing energy marketing business to Brookfield Renewable’s subsidiary, BRTM, including the marketing, purchasing and trading of energy and energy related products in North America, the provision of energy marketing services to our North American operating vehicles, and all matters incidental thereto. The Energy Marketing Internalization also resulted in the assignment of all third-party energy trading contracts and certain internal related party power purchase and revenue support agreements from BEM LP to BRTM.
As part of the Energy Marketing Internalization, Brookfield Renewable and Brookfield entered into an agreement pursuant to which BRTM provides energy marketing services to Brookfield for a fee. See “Energy Marketing Agreement”. See also “Related Party Transactions — Conflicts of Interest and Fiduciary Duties” below.
Energy Revenue Agreement
On November 23, 2011, BEM LP, a subsidiary of Brookfield Corporation, and BPUSHA, a subsidiary of BRELP that indirectly owns most of our U.S. facilities, entered into an energy revenue agreement (“Energy Revenue Agreement”) pursuant to which BEM LP agreed to support the price that BPUSHA receives for the energy generated from certain of those facilities. BEM LP agreed to pay BPUSHA each month an amount equal to the difference between the Fixed Amount and the total revenues received by BPUSHA from certain of those facilities. The “Fixed Amount” is calculated as the energy generated by those facilities multiplied by a price of $75/MWh (subject to an annual adjustment, equal to 40% of the increase in the U.S. Consumer Price Index during the previous year, but capped at a 3% increase in the fixed price per year). Should the total revenues received by these facilities from sales of electricity and all ancillary services, capacity and green credits for any month be more than the calculated Fixed Amount at the end of any month, BEM LP receives from BPUSHA an amount equal to such excess.
In the Energy Revenue Agreement, BEM LP agreed that at all times that it does not have a minimum net worth of $500 million, it will provide a guarantee or other acceptable security of a person with a minimum net worth of $500 million. This guarantee is currently being provided by Brookfield Corporation.
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
Other Power Agreements
In addition to the Energy Revenue Agreement, Brookfield Renewable continues to be a party to a number of PPAs that provide for the sale of power generated from certain of Brookfield Renewable’s North American facilities to Brookfield and revenue support agreements under which Brookfield supports Brookfield Renewable’s revenue from the sale of power generated by certain of Brookfield Renewable’s North American facilities. Approximately 15% of our contracted economic exposure (on a proportionate basis) for the year ended December 31, 2022 was with Brookfield.
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
Pursuant to an existing PPA, Brookfield supports the price that Brookfield Renewable receives for energy generated by all of GLPL’s facilities in Ontario at a price of C$82 per MWh (increased from C$68 per MWh by a contract amendment that was effective as of November 23, 2011), subject to an annual adjustment equal to 40% of the increase in CPI in the previous year. The PPA had an initial term ending on December 1, 2029, which automatically renewed for successive 20-year periods, subject to certain termination provisions. After December 1, 2029, the price under the PPA would revert back to the original C$68/MWh price (as escalated in accordance with the original inflation linked price escalation provisions in such agreement). On October 30, 2018, Brookfield and Brookfield Renewable agreed to amend the PPA in respect of GLPL to increase the price Brookfield pays Brookfield Renewable to an estimated average price of C$100 per MWh for energy generated by GLPL, to amend the annual inflation adjustment to a 3% fixed rate and to fix the contract termination date on December 1, 2029. In connection with these changes, Brookfield Renewable was granted the option to extend Brookfield’s fixed price commitment in respect of the GLPL facilities through 2044 at a price of C$60 per MWh.
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
Pursuant to a PPA guarantee expiring in 2023, Brookfield guarantees to Pontook Operating Limited Partnership the payment by BRTM of a power purchase price of $36/MWh.
Energy Marketing Agreement
As part of the Energy Marketing Internalization, BEM LP, a subsidiary of Brookfield Corporation, and BRTM, a subsidiary of Brookfield Renewable, entered into an energy marketing services agreement pursuant to which BRTM has agreed to provide energy marketing services to BEM LP (the “Energy Marketing Agreement”). Under the Energy Marketing Agreement, BRTM provides energy marketing services to BEM LP specifically related to the power generating facilities that are subject to the Energy Revenue Agreement. The energy marketing services provided by BRTM to BEM LP include preparing and assisting with compliance with an annual marketing plan and preparing and assisting with compliance with a risk management policy. Pursuant to the Energy Marketing Agreement, BEM LP pays BRTM a base annual marketing fee equal to $1.3 million, which is subject to increase by a specified inflation factor (with the first such increase having been made on January 1, 2020), paid in equal monthly installments. The Energy Marketing Agreement terminates on the expiry of the Energy Revenue Agreement (the term of which is currently scheduled to expire on November 23, 2031, but may be extended to 2046). The Energy Marketing Agreement is subject to customary termination provisions in the event of a failure to pay or insolvency of one of the parties.
The Energy Marketing Agreement does not prohibit BRTM or its affiliates from pursuing other business activities that compete directly or indirectly with BEM LP. For a description of related aspects of the relationship between Brookfield and Brookfield Renewable, see Item 7.B “Related Party Transactions — Relationship Agreement”.
The energy marketing agreement between BEM LP and certain subsidiaries of Brookfield Renewable, pursuant to which BEM LP previously provided such subsidiaries with energy marketing services, was effectively terminated upon closing of the Energy Marketing Internalization.
Development Projects
We indirectly acquired a number of early-stage development projects in Brazil, Canada and the United States from Brookfield on November 28, 2011. To further align interests and incentivize continued development success with respect to these specific projects, Brookfield received no upfront proceeds for the transfer of these projects, but is entitled to receive on commercial operation or sale of the projects, in each case if developed or sold in the 25 years following the acquisition, up to 100% of the development costs that it contributed to each project and 50% of the fair market value of the projects in excess of a priority return on each party’s invested capital. These amounts will only be payable on projects upon substantial completion or sale of the project. Fair market value means our pro rata percentage of the fair market value of a development project, as determined by the Service Provider and the independent directors of NA Holdco, on the date on which substantial completion of the development project has been achieved, or, if earlier, the date that the project is sold. With respect to the projects located in Canada and the United States, we entered into the Development Projects Agreement which provides for the reimbursement of expenses to Brookfield for such projects and each project entity and Brookfield have entered into a separate royalty agreement providing for royalties on each project. With respect to our projects located in Brazil, Brookfield subscribed for special shares which contain a redemption feature that provides for the reimbursement of expenses as well as the sharing of the fair market value of a given project. These financial arrangements with Brookfield will not apply to any future projects. Projects that were in late stages of development or construction were transferred by Brookfield for consideration in November 2011 and are not part of this mechanism.
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
Pursuant to the Voting Agreement, Brookfield Renewable will generally be provided with voting rights over investments in which it participates. These voting rights will be exercised by Brookfield personnel, on behalf of all Brookfield Accounts that participate in such investments alongside Brookfield Renewable. As a result, Brookfield Renewable, and Brookfield in light of Brookfield’s control over us, will consolidate these investments in its financial statements and for purposes of calculating its assets under management, despite the fact that Brookfield Renewable does not hold 100% of the investments. See “Relationship Agreement” above. Brookfield will rely on our financial statements to prepare its own financial records, and will not reimburse us for the expenses associated with preparing our financial statements and calculating our assets under management.
Other Voting Agreements
From time to time, Brookfield Renewable enters into voting agreements with subsidiaries of Brookfield whereby these subsidiaries, as managing members of entities in which Brookfield Renewable holds investments with its institutional investors, agree to exercise certain voting rights as directed by Brookfield Renewable. The voting rights, consolidation, and preparation of financial statements by Brookfield and Brookfield Renewable will be handled substantively similarly for these voting agreements as the Voting Agreement. See “Voting Agreement” above.
BEP Registration Rights Agreement
On November 28, 2011, Brookfield and BEP entered into a registration rights agreement (the “BEP Registration Rights Agreement”) pursuant to which BEP has agreed that, upon the request of Brookfield, BEP will file one or more registration statements to register for sale under the Securities Act, or one or more prospectuses to qualify the distribution in Canada of, any LP units held by Brookfield (including LP units acquired pursuant to the

Redemption-Exchange Mechanism or LP units acquired upon the exchange of BEPC exchangeable shares). Under the BEP Registration Rights Agreement, BEP is not required to file a registration statement or a prospectus unless Brookfield requests that LP units having a value of at least $50,000,000 be registered or qualified. In the BEP Registration Rights Agreement, BEP has agreed to pay expenses in connection with such registration and sales, except for any underwriting discounts or commissions which will be borne by Brookfield, and will indemnify Brookfield for material misstatements or omissions in the registration statement and/or prospectus. U.S. federal and state securities laws may impose liability under certain circumstances on persons that fail to act in good faith. Notwithstanding anything to the contrary in these agreements, nothing in these agreements is intended to, or will, constitute a waiver of any rights or remedies that a Brookfield Account or any investors may have under such laws.
BEPC Registration Rights Agreement
On July 30, 2020, BEPC, BEP and Brookfield entered into a registration rights agreement (the “BEPC Registration Rights Agreement”), which is comparable to the BEP Registration Rights Agreement described above. Under the BEPC Registration Rights Agreement, BEPC agreed that, upon the request of Brookfield, BEPC will file one or more registration statements or prospectuses to register for sale and qualify for distribution under applicable securities laws any of BEPC exchangeable shares held by Brookfield. In the BEPC Registration Rights Agreement, BEPC agreed to pay expenses in connection with such registration and sales and will indemnify Brookfield for material misstatements or omissions in the registration statement. U.S. federal and state securities laws may impose liability under certain circumstances on persons that fail to act in good faith. Notwithstanding anything to the contrary in these agreements, nothing in these agreements is intended to, or will, constitute a waiver of any rights or remedies that a Brookfield Account or any investors may have under such laws.
Licensing Agreement
Pursuant to a licensing agreement, Brookfield has granted us a non-exclusive, royalty-free license to use the name “Brookfield” and the Brookfield logo (the “Licensing Agreement”). Other than under this limited license, we do not have a legal right to use the “Brookfield” name and the Brookfield logo on a global basis.
We are permitted to terminate the Licensing Agreement upon 30 days’ prior written notice if Brookfield defaults in the performance of any material term, condition or agreement contained in the Licensing Agreement and the default continues for a period of 30 days after written notice of termination of the breach is given to Brookfield. Brookfield may terminate the Licensing Agreement effective immediately upon termination of our Master Services Agreement or with respect to any licensee upon 30 days’ prior written notice of termination if any of the following occurs:
1.the licensee defaults in the performance of any material term, condition or agreement contained in the Licensing Agreement and the default continues for a period of 30 days after written notice of termination of the breach is given to the licensee;
2.the licensee assigns, sublicenses, pledges, mortgages or otherwise encumbers the intellectual property rights granted to it pursuant to the Licensing Agreement;
3.certain events relating to a bankruptcy or insolvency of the licensee; or
4.the licensee ceases to be an affiliate of Brookfield.
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

Redemption-Exchange Mechanism
One or more wholly-owned subsidiaries of Brookfield Corporation that hold Redeemable/Exchangeable partnership units have the right to require BRELP to redeem all or a portion of the Redeemable/Exchangeable partnership units, subject to BEP’s right of first refusal, for cash in an amount equal to the market value of one of our LP units multiplied by the number of LP units to be redeemed (subject to certain adjustments). See Item 10.B “Memorandum and Articles of Association — Description of the Amended and Restated Limited Partnership Agreement of BRELP — Redemption-Exchange Mechanism”. Taken together, the effect of the redemption right and the right of first refusal is that one or more wholly-owned subsidiaries of Brookfield Corporation will receive our LP units, or the value of such LP units, at the election of BEP. Should BEP determine not to exercise its right of first refusal, cash required to fund a redemption of limited partnership interests of BRELP held by wholly-owned subsidiaries of Brookfield Corporation will likely be financed by a public offering of our LP units.
Indemnification Arrangements
Subject to certain limitations, Brookfield and its directors, officers, agents, members, partners, shareholders and employees generally benefit from indemnification provisions and limitations on liability that are included in the Amended and Restated Limited Partnership Agreement of BEP, Managing General Partner’s bye-laws, the Amended and Restated Limited Partnership Agreement of BRELP, our Master Services Agreement and other arrangements with Brookfield. See Item 6.A “Directors and Senior Management — Our Master Services Agreement”, Item 10.B “Memorandum and Articles of Association — Description of Our LP units, Preferred Units and the Amended and Restated Limited Partnership Agreement of BEP — Indemnification; Limitations on Liability” and “Memorandum and Articles of Association — Description of the Amended and Restated Limited Partnership Agreement of BRELP — Indemnification; Limitations on Liability”. U.S. federal and state securities laws may impose liability under certain circumstances on persons that fail to act in good faith. Notwithstanding anything to the contrary in these agreements, nothing in these agreements is intended to, or will, constitute a waiver of any rights or remedies that a Brookfield Account or any investors may have under such laws.
Other Services
Brookfield may provide the Operating Entities with services which are outside the scope of our Master Services Agreement under arrangements that are on market terms and conditions, on a cost-recover basis or as otherwise agreed to by our independent directors, and pursuant to which Brookfield will receive fees. The services provided under these arrangements will include financial advisory, operations management and other services. Pursuant to our conflict of interest guidelines, those arrangements generally require prior approval by a majority of the independent directors, which may be granted in the form of general guidelines, policies, procedures and/or parameters. See Item 7.B “Related Party Transactions — Conflicts of Interest and Fiduciary Duties”.
Agreement to Acquire Westinghouse
In October 2022, we announced the proposed acquisition of Westinghouse from Brookfield Business Partners through a strategic consortium led by Cameco and Brookfield Renewable for a total enterprise value of approximately $8 billion. Although we expect to satisfy the closing conditions on the terms contemplated, we can provide no assurance that the proposed acquisition will be completed on the anticipated timeframe and terms contemplated, or at all. Since our partnership and Brookfield Business Partners are both affiliates of Brookfield Corporation, Brookfield Business Partners is a “related party” of our partnership and the transaction constitutes a “related party transaction” of our partnership as defined in MI 61-101.
Conflicts of Interest and Fiduciary Duties
Fiduciary Duties
The Managing General Partner, the BRELP General Partner and the other Brookfield entities that provide investment advisory services are required to exercise their powers and carry out their functions as managers or general partners of the relevant Brookfield Accounts honestly and in good faith, and to provide investment advice that is in the best interest of those Brookfield Accounts, in each case, subject to and after taking into account, any modifications of the fiduciary duties that might otherwise be owed to us and our Unitholders, including with respect to conflicts of interest considerations, and other terms and conditions of the agreements and conflicts of interest protocols approved by our Managing General Partner’s independent directors or relevant independent body of other Brookfield Accounts, as applicable. These duties include the duties of care and loyalty. The duty of loyalty, in the absence of provisions in the Amended and Restated Limited Partnership Agreement of BEP and the Amended and Restated Limited Partnership Agreement of BRELP to the contrary, would generally prohibit the Managing General Partner and BRELP General Partner from taking any action or engaging in any transaction as to which it has a conflict of interest. However, because a key element of the strategy of our investment activities, and of Brookfield Accounts in which we invest, is to leverage Brookfield’s experience, expertise, broad reach, relationships and position in the market for investment opportunities and deal flow, financial resources, access to capital markets and operating needs, the independent directors of our Managing General Partner have agreed that such strategy will give rise to numerous conflicts of interest considerations, as set out in more detail herein. Brookfield believes that this is in the best interests of Brookfield Renewable and those of Brookfield Accounts in which we invest, even though being part of this broader platform, as well as activities of and other considerations relating to Brookfield Accounts, gives rise to actual and potential conflicts of interest between Brookfield Renewable, our Unitholders and Brookfield Accounts in which we invest, on the one hand, and Brookfield and/or other Brookfield Accounts, on the other hand, that may not be resolved in the most favorable manner to the interests of Brookfield Renewable and/or of Brookfield Accounts in which we invest. See “Conflict of Interest” below for further discussion of these considerations. Further, when managing or resolving conflicts of interest, neither the Amended and Restated Limited Partnership Agreement of BEP nor the Amended and Restated Limited Partnership Agreement of BRELP impose limitations on the discretion of the independent directors or the factors which they may consider in managing or resolving any such conflicts.
These modifications to the fiduciary duties may be detrimental to our Unitholders because they restrict the remedies available for actions that might otherwise constitute a breach of fiduciary duty and permit conflicts of interest to be managed or resolved in a manner that is not the most favorable to the interests of Brookfield Renewable, our Unitholders and/or Brookfield Accounts in which we invest. We believe that it was necessary to modify the fiduciary duties that might otherwise be owed to us and our Unitholders, as described above, due to our organizational and ownership structure, the strategy underlying our investment activities (as described herein) and the potential conflicts of interest created thereby. Without modifying those duties, the ability of the Managing General Partner and BRELP General Partner to attract and retain experienced and capable directors and to take actions that we believe will be necessary for the carrying out of our business would be unduly limited due to their concern about potential liability. Prospective investors are encouraged to seek the advice of independent legal counsel in evaluating the conflicts involved in an investment in our Units and the operation of Brookfield Renewable.
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
Conflict of Interest
Brookfield is a global alternative asset manager with significant assets under management and a long history of owning, managing and operating assets, businesses and investment vehicles across various industries, sectors, geographies and strategies. As noted throughout this Form 20-F, a key element of the strategy of our investment activities, and of Brookfield Accounts in which we invest, is to leverage Brookfield’s experience, expertise, broad reach, relationships and position in the market for investment opportunities and deal flow, financial resources, access to capital markets and operating needs. Brookfield believes that this is in the best interests of Brookfield Renewable and of Brookfield Accounts in which we invest. However, being part of this broader platform, as well as activities of and other considerations relating to Brookfield Accounts, gives rise to actual and potential conflicts of interest between Brookfield Renewable, our Unitholders and Brookfield Accounts in which we invest, on the one hand, and

Brookfield and/or other Brookfield Accounts, on the other hand, that may not be managed or resolved in the most favorable manner to the interests of Brookfield Renewable and/or of Brookfield Accounts in which we invest.
Brookfield’s activities include, among others: (i) investment and asset management; (ii) managing and investing proprietary as well as reinsurance capital; (iii) sponsoring, offering and managing private and public investment vehicles that invest in the global fixed income, currency, commodity, equities, private equity and other markets; and (iv) developing, constructing, owning, managing, operating and servicing real estate, renewable power, infrastructure and other companies and assets, including among others residential, commercial, storage and mixed-use real estate, data centers, transportation facilities, electric utilities, industrial and manufacturing facilities, energy companies, metals and mining companies, timberlands and agrilands, natural gas pipelines and other assets; providing capital and financing solutions, as well as financial advisory, business development and other financial services; and other activities (collectively, “Brookfield Activities”). It is expected that Brookfield Renewable and Brookfield Accounts in which we invest will benefit from Brookfield’s expertise, market positioning and connectivity that arise from Brookfield Activities. At the same time, in the ordinary course of its business, Brookfield’s and other Brookfield Accounts’ interests are expected to conflict with the interests of Brookfield Renewable and Brookfield Accounts in which we invest, notwithstanding Brookfield’s direct or indirect participation in Brookfield Renewable, Brookfield Renewable’s investments and Brookfield Accounts in which we invest. While Brookfield expects that its expertise as a global real asset operator will directly impact the ability of Brookfield Renewable and the Brookfield Accounts in which we invest to identify, access and assess investment opportunities, and that we and the Brookfield Accounts’ investments will benefit from the greater Brookfield ecosystem, there can be no assurance of any such successful collaboration or synergies. A lack of successful collaboration or synergies, whether as a result of concerns related to conflicts or otherwise, could impact Brookfield Renewable’s ability to successfully implement its strategies or achieve its investment objectives.
As discussed above, investors should note that the Amended and Restated Limited Partnership Agreement of BEP and the Amended and Restated Limited Partnership Agreement of BRELP contain provisions that, subject to applicable law, (i) reduce or modify the duties (including fiduciary or other duties owed to us and our Unitholders) to which Brookfield would otherwise be subject, (ii) waive obligations or consent to conduct of Brookfield that might not otherwise be permitted pursuant to such duties and (iii) limit the remedies of Unitholders with respect to breaches of such duties. Additionally, our Amended and Restated Limited Partnership Agreement contains exculpation and indemnification provisions that, subject to the specific exceptions therein, provide that Brookfield and its affiliates and our directors will be held harmless and indemnified for matters relating to the operation of Brookfield Renewable, including matters that may involve one or more potential or actual conflicts of interest. The governing documents of Brookfield Accounts in which we invest contain similar provisions.
The discussion below describes certain conflicts of interest considerations that are expected to arise between Brookfield Activities (as defined below), on the one hand, and Brookfield’s management of us and Brookfield Accounts in which we invest, on the other hand. These conflicts of interest are not a complete list or explanation of all actual and potential conflicts of interest that could arise. While Brookfield acts in good faith to manage or resolve conflicts considerations in a manner that is fair and equitable taking into account the facts and circumstances known to it at the time, there can be no assurance that any recommendation or determination made by Brookfield will be the most beneficial or favorable to us or Brookfield Accounts in which we invest, or would not have been different if additional information were available to it. Conflicts of interest considerations generally will be managed or resolved (i) in accordance with (A) the principles summarized herein and as described in the relevant Brookfield Form ADV and (B) Brookfield’s policies for addressing conflicts of interest considerations that arise in managing its business activities, including our Conflicts Protocols that have been approved by our independent directors; or (ii) alternatively, in Brookfield’s sole discretion, in a manner specifically approved by our independent directors.
U.S. federal and state securities laws may impose liability under certain circumstances on persons that fail to act in good faith. Notwithstanding anything to the contrary in the above-referenced provisions, nothing in the Amended and Restated Limited Partnership Agreement is intended to, or will, constitute a waiver of any rights or remedies that the Brookfield Account or the investors may have under such laws.
As described further below under “Management and Resolution of Conflicts”, our Conflicts Protocols were put in place in recognition of the benefit to Brookfield Renewable of our relationship with Brookfield and our intent to seek to maximize the benefits from this relationship. The protocols generally provide for potential conflicts to be managed or resolved on the basis of transparency and, in certain circumstances, third-party validation and approvals. Addressing conflicts of interest is complex, and it is not possible to predict all of the types of conflicts that may arise over time. Accordingly, the Conflicts Protocols focuses on addressing the principal activities that are expected to give rise to potential and/or actual conflicts of interest, including our investment activities, our participation in Brookfield Accounts, transactions with Brookfield (and Brookfield Accounts), and engagements of Brookfield affiliates. Pursuant to our Conflicts Protocols, certain conflicts of interest do not require the approval of the Managing General Partner’s independent directors provided they are addressed in accordance with pre-approved parameters, while other conflicts require the specific approval of the Managing General Partner’s independent directors. By acquiring our LP units, each investor will be deemed to have acknowledged the existence of these actual and potential conflicts of interest and to have waived any and all claims with respect to them and any actions taken or proposed to be taken in respect of them. Conflicts may not be managed or resolved in a manner that is favorable to Brookfield Renewable, Brookfield Accounts in which we invest or our Unitholders. Prospective investors are encouraged to seek the advice of independent legal counsel in evaluating the conflicts involved in an investment in our Units and the operation of Brookfield Renewable.
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
Brookfield Renewable will generally be provided with voting rights over investments that it participates in. These voting rights will be exercised by Brookfield personnel, on behalf of all Brookfield-managed vehicles that are invested in such investments alongside Brookfield Renewable. As a result, Brookfield Renewable will consolidate the underlying assets of such other Brookfield-managed vehicles into Brookfield Renewable’s financial records and calculation of its assets under management, despite the fact that Brookfield Renewable does not hold 100% of the assets of such other Brookfield-managed vehicles. Furthermore, Brookfield will rely on the financial records and calculation of assets under management prepared by Brookfield Renewable for purposes of completing its own financial records, and will not reimburse Brookfield Renewable for the expenses associated with such calculation and preparation. See “Voting Agreement” and “Other Voting Agreements” sections above for more information.
ALLOCATION OF INVESTMENT OPPORTUNITIES
•Allocation of Investment Opportunities. Brookfield provides investment advice and performs related services for itself and other Brookfield Accounts (including, among others, for its own account and/or accounts that are being seeded and/or incubated), which are similar to the advice provided and services performed by Brookfield for Brookfield Renewable and Brookfield Accounts in which we invest. Certain Brookfield Accounts have (and additional future Brookfield Accounts will in the future have) investment mandates that overlap with those of Brookfield Renewable and Brookfield Accounts in which we invest, and will compete with and/or have priority over Brookfield Renewable (and Brookfield Accounts in which we invest) in respect of particular investment opportunities. As a result, certain opportunities sourced by Brookfield that would otherwise be suitable for Brookfield Renewable (and/or Brookfield Accounts in which we invest) are not expected to be available to us, we (and/or the Brookfield Accounts in which we invest) will receive a smaller allocation of such opportunities than would otherwise have been the case, or we will receive an allocation of such opportunities on different terms than Brookfield or other Brookfield Accounts which may be less favorable to Brookfield Renewable (and Brookfield Accounts in which we invest) than otherwise would have been the case.
Further to the foregoing, Brookfield manages and participates in, and will in the future manage and participate in, Brookfield Accounts that have or will have overlapping investment mandates with Brookfield Renewable (and Brookfield Accounts in which we invest). By way of example only, these include Brookfield Accounts that focus on (i) equity and debt investments in renewable power (and infrastructure) companies and assets, such as the Brookfield Infrastructure series of funds, Brookfield Super-Core Infrastructure fund, the CEE Funds, and the Brookfield Infrastructure Debt series of funds; (ii) infrastructure secondary investments, which include, among other things, third-party general partner-led recapitalizations of closed-end funds, joint ventures and other vehicles where the third-party general partner maintains day-to-day asset management responsibilities, investments in pooled investment vehicles managed by third parties and co-investments alongside such investment vehicles, structured solutions and/or preferred equity investments in assets managed by third-party general partners, recapitalization of third-party managed investment vehicles (in whole or in part), and related separately managed accounts, such as Brookfield Infrastructure Sponsor Solutions; (iii) startup investments in technology business and growth investments in late-stage technology-enabled service companies, such as Brookfield Technology Partners; (iv) investments in the transition to a net-zero carbon emissions global economy, such as Brookfield Global Transition Fund; and (v) registered funds or investment vehicles that invest across different pools of infrastructure and infrastructure-related investments (including via investment into or co-investment alongside other Brookfield Accounts). In addition, Brookfield expects to continue to manage and participate in new businesses and strategies. Each of the foregoing Brookfield Accounts generally has priority with respect to investment opportunities that meet their investment mandates. It is expected that Brookfield Renewable will invest in Brookfield Accounts that are deemed to be suitable and appropriate for its investment mandate, taking into account portfolio construction related considerations, as determined by Brookfield from time to time in its sole discretion and as approved by our General Partner’s independent directors.
Investment opportunities generally will be allocated pursuant to (and in accordance with) Brookfield Accounts’ investment priorities (if any). Under certain circumstances, where the investment mandate of Brookfield Renewable (or of Brookfield Accounts in which we invest) overlaps with the investment mandate of one or more other Brookfield Accounts, any investment opportunity that is suitable for Brookfield Renewable (or a Brookfield Account in which we invest) and one or more other Brookfield Account(s) will be allocated among Brookfield Renewable (or a Brookfield Account in which we invest) and such other Brookfield Account(s) on a basis that Brookfield believes is fair and reasonable taking into account various factors including (i) the size, nature and type of the opportunity (including the risk and return profiles of the opportunity, expected holding period and other attributes) as well as its fit within each account’s investment focus, (ii) the nature of the investment focus, objectives, strategies and target rates of return of Brookfield Renewable (or a Brookfield Account in which we invest) and such other Account(s), including the investment guidelines and limitations applicable to Brookfield Renewable (or a Brookfield Account in which we invest) and such other Account(s)), (iii) the relative amounts of capital available for investment, (iv) principles of diversification of assets and portfolios (e.g., geographic and/or asset concentration considerations), (v) expected future capacity of Brookfield Renewable (or a Brookfield Account in which we invest) and such other Account(s), (vi) cash and liquidity needs, including for pipeline, follow-on and other opportunities pursued by Brookfield Renewable (or a Brookfield Account in which we invest) and such other Account(s), (vii) the availability of other appropriate or similar investment opportunities and/or (viii) other considerations deemed relevant by Brookfield (including, among others, legal, regulatory, tax, structuring, investment-specific, timing and similar considerations).
The determination of whether an investment is within the scope of the investment mandate of Brookfield Renewable (or of a Brookfield Account in which we invest) or is more suitable for another Brookfield Account will be made in the discretion of Brookfield. Further, if Brookfield determines that investment opportunities in respect of a particular sector (which can be comprised of multiple industries) or region are expected (in the fullness of time) to exceed the investment limitations (or appropriate portfolio concentration) of one or more Brookfield Account(s), Brookfield may sponsor, act as general partner and/or manager to, and otherwise participate in, sidecar vehicles that participate in such opportunities, and such opportunities and any investment opportunity related thereto (e.g., follow-on investment opportunities) will be allocated between Brookfield Renewable (or a Brookfield Account in which we invest) and the applicable sidecar vehicle on a basis that Brookfield believes is fair and equitable taking into account various factors that it deems relevant in its discretion, including the factors listed in clauses (i)-(viii) above.
From time to time, in applying the principles described above, Brookfield could determine that an investment opportunity will be shared among two or more Brookfield Accounts by causing one Brookfield Account to acquire certain portions of the investment opportunity while one or more other Brookfield Accounts acquire other portions. In such cases, given its varying economic interests in different Brookfield Accounts, Brookfield will face conflicts of interests in valuing portions of an investment opportunity that is allocated among different Brookfield Accounts, in particular where a portion of the opportunity is to be allocated to a Brookfield Account in which Brookfield has a larger economic interest relative to the other Brookfield Account that is participating in the opportunity. Brookfield will value the portion of the opportunity allocated to each Brookfield Account (which will impact the purchase price paid by such Brookfield Account) and allocate transaction expenses among such Brookfield Accounts in accordance with its fiduciary duties to the Brookfield Accounts, consistent with each Brookfield Account’s governing documents and Brookfield’s internal policies and procedures, in particular those relating to the underwriting and valuation of investment opportunities and allocation of fees and expenses. Notwithstanding the foregoing, Brookfield generally will not, unless otherwise required to pursuant to applicable law and/or regulation, seek an independent view, opinion, support and/or appraisal for such allocation and/or valuation determinations, including in situations where Brookfield has different economic interests in the participating Brookfield Account(s). See also “Determinations of Value” below.
The process for making allocation determinations is inherently subjective and the factors considered by Brookfield in allocating investments among Brookfield Renewable (or a Brookfield Account in which we invest) and other Brookfield Accounts are expected to change over time (including to consider new, additional factors) and one or more different factors could be emphasized or be considered less relevant with respect to different investments depending on the then-existing facts-and-circumstances deemed relevant by Brookfield and taking into account the broader facts and circumstances and portfolio construction considerations applicable to each Brookfield Account. In some cases, this will result in certain transactions being shared among two or more Brookfield Accounts, while in other cases it will result in one or more Brookfield Accounts being excluded from an investment entirely. Since certain Brookfield Accounts represent Brookfield's proprietary investments activities, the fact that investment opportunities deemed unsuitable for Brookfield Renewable (or a Brookfield Account in which we invest) may be pursued by Brookfield itself presents a conflict of interest when making such suitability determination. Brookfield will make such suitability determination in a manner consistent with its fiduciary duties to Brookfield Renewable (and/or a Brookfield Account in which we invest), but will not be required to disclose to the Managing General Partner’s board of directors or the Unitholders the specific instances in which Brookfield has pursued an investment on a proprietary basis after having deemed it unsuitable for Brookfield Renewable (or a Brookfield Account in which we invest). Additionally, from time to time, Brookfield may identify an investment opportunity that could otherwise be suitable for Brookfield Renewable (or a Brookfield Account in which we invest), but which, as a result of the particular facts and circumstances surrounding such investment opportunity at such time, Brookfield determines is not appropriate for Brookfield Renewable (or a Brookfield Account in which we invest) and instead invests on its own behalf (for example, if such investment opportunity falls within a sector, industry or geography that is relatively new to Brookfield and therefore Brookfield determines it does not have sufficient expertise, knowledge or scale to invest prudently on behalf of Brookfield Renewable (or a Brookfield Account in which we invest)). In such cases, subsequent similar investment opportunities may be allocated to Brookfield Renewable (or a Brookfield Account in which we invest) or its successors, even when the original similar investment opportunities were pursued by Brookfield on a proprietary basis.
In addition, it is possible that there will be a period of time when both a successor Brookfield Account (in which we invest) and a predecessor fund of such Brookfield Account (in which we have a different level of investment) have capital available to make new investments, particularly because the predecessor Brookfield Account will have recycled capital available to invest. In such instances, Brookfield will determine the extent to which the predecessor account will invest such available capital (including reinvest its recycled capital) in new investments, which could result in investments being allocated to the predecessor account, rather than the successor account, using its available capital in order to make such investments. Brookfield will make such determinations and allocate investments among successor and predecessor accounts taking into account the factors described above (including, in particular, the pipeline of investment opportunities, recycled capital and portfolio construction considerations). In making such allocation decisions, Brookfield may allocate an investment opportunity to a predecessor account even if such opportunity could have been allocated entirely to the successor account, or may, in its discretion, allocate an investment opportunity to both accounts on a shared basis. Decisions to allocate an investment opportunity among predecessor and successor accounts will be made at the time the investment opportunity arises, and, in Brookfield’s discretion, may or may not be revisited in the event of further developments in investment diligence, pipeline attrition, changes in available capital and other factors.
Moreover, it is possible that prospective investment opportunities may be re-allocated (in whole or in part) among Brookfield Accounts (including Brookfield Account(s) in which we invest) in circumstances that, due to timing (e.g., a delay of certain regulatory approvals or other third party consents) or other considerations, such prospective investment opportunity becomes more suitable for a different Brookfield Account than the one it was originally allocated (or expected to be allocated) to, as determined by Brookfield in its discretion. In such circumstances, if a Brookfield Account is ultimately allocated the full investment opportunity, and such investment is completed, then such Account will reimburse the Brookfield Account that was originally allocated (or expected to be allocated) the opportunity for costs and expenses incurred in connection with the prospective investment opportunity (e.g., pursuit costs) prior to the date of re-allocation. However, in the instance that such prospective investment opportunity is not completed, both Brookfield Accounts will bear the costs actually borne by them in connection with such prospective investment opportunity.
Further, Brookfield may be offered a future investment opportunity related to, or arising from, an existing investment (including opportunities that align with and/or are otherwise synergistic with existing investments), and such future investment opportunity may be allocated to a different Brookfield Account than the one that holds the original investment (which could be Brookfield Renewable or a Brookfield Account in which we are invested) because of timing considerations (e.g., too late in the term of the Brookfield Account in which we are invested) or other portfolio construction considerations (e.g., the Brookfield Account that holds the existing investment being capped from pursuing follow-on investments, having other concentration considerations, lacking required capital for the investment, etc.). These subsequent investments may dilute or otherwise adversely affect the interests of the Brookfield Account that holds the existing investment (including Brookfield Renewable (or a Brookfield Account in which we invest)).
As a result of the foregoing, opportunities sourced by Brookfield that would otherwise be suitable for Brookfield Renewable and Brookfield Accounts in which we invest may not be available to Brookfield Renewable (or a Brookfield Account in which we invest) in their entirety and/or Brookfield Renewable (or a Brookfield Account in which we invest) may receive a smaller allocation of such opportunities than would otherwise have been the case. See “Allocation of Co-Investments” below. Approval from the Unitholders or of the independent directors will not be required in connection with such allocation determinations. However, as noted throughout this Form 20-F, it is a key element of Brookfield Renewable’s strategy to leverage Brookfield’s experience, expertise, broad reach, relationships and position in the market for investment opportunities, deal flow, financial resources, access to capital markets and operating needs, which we believe is in the best interests of Brookfield Renewable and Brookfield Accounts in which we invest.
•Incentive to Allocate Investment Opportunities to Co-Investment Vehicles and Other Brookfield Accounts. Brookfield will generally have different economic interests in different Brookfield Accounts, including among other things because certain Brookfield Accounts are wholly-owned by Brookfield; Brookfield makes different capital commitments to different Brookfield Accounts; certain Brookfield Accounts pay carried interest at different rates, and/or are more (or less) likely to generate any carried interest at all (or to generate carried interest earlier (or later) in time; and/or because certain Brookfield Accounts charge management fees that are calculated based on their amount of capital deployed. As a result, there could be circumstances in which the aggregate economic benefit to Brookfield from allocating an investment opportunity in whole or in part to another Brookfield Account (including, for example, a co‑investment vehicle) is (or is expected to be) greater than if the particular investment were allocated to Brookfield Renewable (or a Brookfield Account in which we invest). For example, Brookfield is not required to offset certain transaction fees, break-up fees and other fees against management fees charged to certain co-investment vehicles. Similarly, given its varying economic interests in different Brookfield Accounts, Brookfield will face conflicts of interests in valuing portions of an investment opportunity that is allocated among different Brookfield Accounts, in a particular where a portion of the opportunity is to be allocated to a Brookfield Account in which Brookfield has a larger economic interest relative to the other Brookfield Account that is participating in the opportunity. Notwithstanding the foregoing, Brookfield will make allocation and valuation decisions in accordance with its fiduciary duties to Brookfield Accounts, consistent with each Brookfield Account’s governing documents and Brookfield’s internal policies and procedures.
In addition, Brookfield anticipates entering into formal or informal arrangements (including with one or more co-investors and/or strategic investors) pursuant to which Brookfield benefits economically, directly or indirectly, from offering co-investment opportunities to such investors. In connection with such arrangements, Brookfield could agree to provide reduced fees and/or incentive compensation (or a rebate thereof), including in respect of such investors’ investments in Brookfield Accounts, in the instance that such investor is not allocated a certain amount of co-investment opportunities. As a result, in certain circumstances Brookfield will be incentivized to allocate a greater portion of an investment opportunity to a co-investor than it would otherwise allocate in the absence of such arrangements and economic incentives. In addition, Brookfield’s allocation of co-investment opportunities could benefit Brookfield in other ways, including increased investments by such investors in one or more Brookfield Accounts.
•Allocation of Co-Investments. Investing in Brookfield Renewable (and our investment in any Brookfield Account) does not entitle any Unitholder to co-investment opportunities, and Unitholders will not have any right to receive co-investments. Unitholders will generally be exposed to co-investment opportunities only indirectly to the extent a Brookfield Account in which we invest allocates a co-investment opportunity to Brookfield Renewable.
To the extent Brookfield determines, in its discretion, that an investment opportunity that is to be offered to and executed by Brookfield Renewable (or a Brookfield Account in which we invest), in accordance with “Allocation of Investment Opportunities” above, exceeds the amount appropriate for Brookfield Renewable (or a Brookfield Account in which we invest), which will, in some cases, as determined by Brookfield in its discretion, be less than the maximum concentration permitted under the relevant Brookfield Account’s governing agreement, Brookfield may, in its sole and absolute discretion, offer to one or more investors (including Brookfield Accounts, Brookfield Renewable (as an investor in a Brookfield Account), Brookfield employees, and/or third parties) the ability to participate in such opportunity as a co-investor on such terms and conditions as Brookfield determines. In addition, Brookfield could offer potential co-investment opportunities to investors that are potentially of strategic benefit to the applicable investment opportunity, including Brookfield Renewable (as an investor in a Brookfield Account) and/or other Brookfield Accounts (collectively, “Strategic Co‑Investors”). Co-investment opportunities may be offered to Strategic Co-Investors irrespective of whether the available investment opportunity exceeds the amount that would otherwise be appropriate for Brookfield Renewable (or a Brookfield Account in which we invest), and therefore, participation of a Strategic Co‑Investor will reduce the amount of the investment opportunity available to Brookfield Renewable (or that Brookfield Account).
Where Brookfield determines to offer a co-investment opportunity to one or more potential co-investors, Brookfield generally has broad discretion in determining to whom and in what relative amounts to allocate co-investment opportunities. A decision regarding the allocation of a co-investment opportunity will be made based on the then-existing facts-and-circumstances and then-existing factors deemed relevant by Brookfield in its sole discretion (including factors that require subjective decision-making by Brookfield), and could be different from those used in determining the allocation of any other co-investment opportunity. For the avoidance of doubt, Brookfield and Brookfield Renewable will generally be offered co-investment opportunities directly and/or in their capacity as investors in Brookfield Accounts. However, Brookfield may determine, on behalf of Brookfield Renewable, that Brookfield Renewable will not, or cannot, participate (either at all or up to its full proportionate amount) in a co-investment opportunity. Brookfield also may assign Brookfield Renewable’s right to participate in a co-investment opportunity to any other individual or entity, including other Brookfield Accounts.
In addition, but subject to the foregoing, Brookfield may also determine to provide priority rights with respect to all or a select geographic, industry or other subset of future co-investment opportunities generally to certain investors (but not to Brookfield Renewable and/or other similarly situated investors) pursuant to contracts or other arrangements with such investors. Brookfield may form and manage one or more investment vehicles or accounts through which investors participate in co-investment opportunities. Inclusion in, and the terms of, such a program will be determined by Brookfield in its discretion, which may include some or all of the factors described above.
The allocation of co-investment opportunities raises conflicts of interest considerations, including that Brookfield is incentivized to allocate such opportunities in a manner that benefits Brookfield other than as a result of receiving fees and/or incentive compensation from a co-investor (including by allocating such co-investment opportunity to a person in order to encourage such person to enter into a relationship, or expand its relationship, with Brookfield) and that, if the co-investment opportunity is granted with respect to an existing investment, the amount paid directly or indirectly by investors participating in such co-investment opportunity to Brookfield in respect of such investment will be determined by Brookfield.
Historical allocation decisions are not necessarily indicative of future allocation decisions and the actual number of co-investment opportunities made available to Brookfield Renewable directly or indirectly as an investor in

Brookfield Accounts may be significantly higher or lower than those made available to it historically. In addition, in certain circumstances Brookfield Renewable (or a Brookfield Account in which we invest) will bear costs related to unconsummated co-investments. See “Co-Investment Expenses” and “Facilitation of Investments and Co-Investments” below. Notwithstanding the foregoing incentives, Brookfield endeavors at all times to allocate co-investment opportunities in a fair and equitable manner consistent with its fiduciary duties and disclosures set out in the relevant Brookfield Account’s governing documents.
Brookfield Renewable’s returns with respect to co-investment opportunities may exceed its returns generally, or with respect to Brookfield Accounts in which we invest or other specific investments, particularly for co-investment opportunities whose investments are not subject to any (or are subject to reduced) management fees, carry distributions or similar compensation payable to Brookfield.
In addition, there is no requirement that any co-investment be made or disposed of at the same time or on the same terms for each co-investor. For example, investors (including Brookfield Renewable) may participate in co‑investment opportunities at different times (e.g., Brookfield Renewable (or a Brookfield Account in which we invest) could provide interim debt or equity financing or otherwise facilitate a co-investment in advance of co-investors’ participation in such co-investment opportunity), which will impact returns realized by co-investors.
In the event Brookfield and/or Brookfield Renewable participates in a co-investment opportunity, Brookfield may determine that it and/or Brookfield Renewable (as applicable) fund all or a portion of its capital contributions in respect thereof using securities. Brookfield will make such determination with respect to the form of its and/or Brookfield Renewable’s funding in its sole discretion, taking into account factors it deems relevant under the circumstances and with a view to facilitating the consummation of the applicable transaction, including, but not limited to: (a) whether the relevant Brookfield Account and its co-investors are capable of funding the applicable investment in cash, (b) whether the applicable contribution of securities is expected to be attractive to the seller of the applicable asset, and/or (c) whether the applicable contribution of securities is expected to be accretive to the applicable co-investor(s). Such determination to fund using securities may be in Brookfield’s interest alone, as opposed to the interests of the Unitholders and other co-investors, and it is possible that such determination could lead to adverse consequences, including a lower likelihood of transaction execution and/or a higher purchase price for the asset. Brookfield, in its sole discretion, will determine the value of its contributed securities, which could be based on the volume weighted average price of the shares over a certain period of time, the closing price of the shares as of the applicable transaction closing date, or such other valuation it deems fair and reasonable under the circumstances. See also “Allocation of Investment Opportunities” above and “Determinations of Value” below.
•Co-Investment Expenses. Co-investors (including (a) third-party co-investors that invest in a co-investment opportunity offered by Brookfield Renewable, and (b) Brookfield Renewable to the extent it co-invests in an opportunity offered by a Brookfield Account in which it invests) will typically bear their pro rata share of fees, costs and expenses related to their co-investments, including those incurred in connection with the discovery, investigation, development, acquisition or consummation, ownership, maintenance, monitoring, hedging, financing and disposition of co-investments.
Brookfield will endeavor to allocate such fees, costs and expenses among Brookfield Renewable and its co-investors (or a Brookfield Account in which we invest and its co-investors, including Brookfield Renewable) on a pro rata basis. Notwithstanding the foregoing, third-party co-investors (including co-investors that contractually committed to participate in the co-investment opportunity through a co-investment vehicle or program managed by Brookfield) are generally not expected to pay or otherwise bear fees, costs and expenses related to unconsummated co-investment opportunities (collectively referred to as “broken deal fees, costs and expenses”) and, in such cases, Brookfield Renewable (or a Brookfield Account in which we invest) is likely to bear fees, costs and expenses attributable to potential co-investors even if Brookfield Renewable (or a Brookfield Account in which we invest) could not (for investment concentration limits or otherwise) complete the full investment on its own. This will be the case for a number of reasons, including because, at the time that the co-investment opportunity ceases to be pursued, third-party co-investors (a) were not yet identified (or their anticipated allocation was not yet identified), (b) were not yet committed to the potential investment, or (c) did not contractually agree to bear such fees, costs and expenses. Notwithstanding the foregoing, in all instances, Brookfield (in its capacity as a co-investor or prospective co-investor alongside Brookfield Renewable) and Brookfield Renewable (in its capacity as a co-investor or prospective co-investor alongside a Brookfield Account in which it invests) will bear their pro rata share of broken deal fees, costs and expenses based on the amount they committed to co-invest as of the time a binding offer is made with respect to the potential investment. For the avoidance of doubt, Brookfield (in its capacity as a co-investor or prospective co-investor alongside Brookfield Renewable) and Brookfield Renewable (in its capacity as a co-investor or prospective co-investor alongside a Brookfield Account in which it invests) will not bear the broken-deal fees, costs and expenses relating to (a) any portion of an excess opportunity that it agrees to support (via a backstop or similar arrangement) with a view to syndication of such portion of the excess opportunity to third-party co-investors, and (b) its pro-rata share of an investment opportunity in its capacity as co-investor or prospective co-investor to the extent the opportunity ceases to be pursued prior to a binding offer in respect of the opportunity having been made.
•Facilitation of Investments and Co-Investments. From time to time, in order to facilitate investment activities in a timely and efficient manner, Brookfield, Brookfield Renewable or another Brookfield Account will fund deposits or incur other costs and expenses (including, among other things, by use of loan facilities and/or issuance of guarantees or letters of credit) in respect of an investment that ultimately will be shared with or made entirely by Brookfield Renewable, another Brookfield Account (including a Brookfield Account in which we invest), or co-investors. These financing arrangements are provided to facilitate investments that Brookfield has determined to be in our best interests (or the best interests of Brookfield Accounts in which we invest). But for these forms of support, Brookfield Renewable or Brookfield Accounts in which we invest could lose investment opportunities if, for example, a Brookfield Account has not yet completed its fundraising period of if co-investors have not yet been identified. Brookfield believes that facilitating investments in this manner and by investors that are part of Brookfield’s platform or that have demonstrated a consistent and long-term commitment to Brookfield (including Brookfield Renewable and other Brookfield Accounts) provides benefits overall to Brookfield Renewable (and Brookfield Accounts in which we invest) and improves the attractiveness of our units through the ability to participate in and benefit from these synergistic arrangements. These arrangements, however, give rise to conflicts of interest considerations.
Under these arrangements, the relevant investor (whether Brookfield Renewable, another Brookfield Account or co‑investors) will be expected to reimburse the relevant financing provider (whether Brookfield, Brookfield Renewable or another Brookfield Account) for the deposits and other fees, costs and expenses incurred, as well as carrying charges applicable to such funding activity pursuant to the terms agreed to with such investor. Such investor is expected to repay any amounts that come due and payable under loan facilities or letters of credit issued for its benefit, although there can be no assurance that any such investor will bear such fees, costs and expenses or not default on its obligations to repay such amounts, in which case, such amounts would be borne disproportionately by the financing provider. In certain situations, such as short-term funding durations, these arrangements will not include any interest or other compensation payable to the party funding the investment, as deemed appropriate by Brookfield, in its discretion, under the circumstances.
In addition, Brookfield Renewable (or a Brookfield Account in which we invest) is permitted to provide interim debt or equity financing (including among others emergency funding or as part of a follow-on investment) for the purpose of bridging a potential co-investment or a follow-on investment related to an existing co‑investment (including prior to allocating and/or syndicating the co-investment or follow-on investment, as applicable, to co-investors) but only to the extent that Brookfield Renewable (or the Brookfield Account in which we invest) would have been permitted to make such investment. In connection with any such financing, Brookfield Renewable (or the Brookfield Account in which we invest) could incur fees, costs and expenses, including among others in connection with borrowing and/or hedging activities (e.g., hedging of currency, interest rate or other exposures). To the extent the potential investment is not consummated, these fees, costs and expenses will be treated as broken deal fees, costs and expenses (see “Co-Investment Expenses” above). In addition, to the extent the investment is consummated, the terms of the sale or transfer of such investment to co-investors may not be favorable to Brookfield Renewable (or a Brookfield Account in which we invest) and may result in better terms for such co-investors than Brookfield Renewable (or a Brookfield Account in which we invest) had when it made (or facilitated) the investment. For example, there is no guarantee that any co-investor will ultimately agree to bear its pro rata portion of the fees, costs and/or expenses associated with any such hedging or borrowing activities, in which case Brookfield Renewable (or a Brookfield Account in which we invest) would bear a greater amount of expenses than if they were allocated on a pro rata basis. Similarly, if an investment depreciates during the period when Brookfield Renewable (or a Brookfield Account in which we invest) holds it, co-investors may negotiate a lower price and we (or a Brookfield Account in which we invest) may take a loss on the portion of an investment we were holding on behalf of (or with a view to syndication to) co-investors (including with respect to fees, costs and expenses and/or carry costs related to an investment). In these types of situations, Brookfield Renewable (or a Brookfield Account in which we invest) may nonetheless sell the investment to co-investors on the terms negotiated (and agreed to with) by such co-investors at the relevant time in the event that Brookfield determines it is in our best interest, for example out of a desire to reduce our exposure to such investment or to include other participants in the investment.
•Client and Other Relationships. Brookfield and Oaktree (as defined below) each have long-term relationships with a significant number of developers, institutions, corporations and other market participants (collectively, “Brookfield Client Relationships”). These Brookfield Client Relationships hold and pursue investments similar to the investments that are held and pursued by Brookfield Renewable and Brookfield Accounts in which we invest, including certain investments that may represent appropriate investment opportunities for Brookfield Renewable and Brookfield Accounts in which we invest. These Brookfield Client Relationships may compete with Brookfield Renewable (or a Brookfield Account in which we invest) for investment opportunities. Brookfield will seek to maintain such Brookfield Client Relationships, including after the establishment of new Brookfield Accounts in which we invest. In determining whether to pursue a particular opportunity on behalf of Brookfield Renewable (or a Brookfield Account in which we invest), the Managing General Partner could consider these relationships, and there may be certain potential opportunities which are not pursued on behalf of Brookfield Renewable (or a Brookfield Account in which we invest) in view of such relationships. In addition, Brookfield Renewable (or a Brookfield Account in which we invest) could invest or enter into joint ventures or other similar arrangements with Brookfield Client Relationships in particular investments, and the relationship with such clients could influence the decisions made by the Managing General Partner with respect to such investments.
•Conflicts with Secondary Funds. Brookfield sponsors, manages and invests in certain Brookfield Accounts that focus on making secondary investments (such Brookfield Accounts, “Secondary Funds”), including investments in pooled investment vehicles managed by third parties (“Third Party Vehicles”), recapitalizations of Third Party Vehicles and related investments (collectively, “Secondary Investments”). These Secondary Investments could be subject to significant governance, control and/or minority protection rights in favor of the Secondary Funds. Brookfield Renewable, Brookfield Accounts in which we invest and portfolio investments are expected to compete with such third party general partners and their managed vehicles for investment opportunities and are expected to manage competing assets. For example, in a competitive auction process, the third-party general partner (and/or its managed vehicles), on the one hand, and Brookfield Renewable and/or Brookfield Accounts in which we invest, on the other hand, could be potential bidders. Similarly, a third-party general partner (and/or its managed vehicles) could invest in an asset that competes with an asset held by Brookfield Renewable or a Brookfield Account in which we invest for market share or other matters.
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
At all times, Brookfield will endeavor to treat all Brookfield Accounts fairly, equitably and in an impartial manner. However, there can be no assurance that any action or measure pursued by Brookfield will be feasible or effective in any particular situation, or that its own interests won’t influence its conduct, and it is possible that the outcome for the Brookfield Account will be less favorable than otherwise would have been the case if Brookfield did not face these conflicts of interest. In addition, the actions and measures that Brookfield pursues are expected to vary based on the particular facts and circumstances of each situation and, as such, there will be some degree of variation and potentially inconsistency in the manner in which these situations are addressed.
•Pursuit of Investment Opportunities by Certain Non-Controlled Affiliates. Certain companies affiliated with Brookfield (a) are controlled, in whole or in part, by persons other than Brookfield, including, for example, joint ventures or similar arrangements with third parties where Brookfield does not have complete control, and/or (b) do not coordinate or consult with Brookfield with respect to investment decisions (together, “Non-Controlled Affiliates”). Such Non-Controlled Affiliates could have investment objectives which overlap with Brookfield Renewable’s or Brookfield Accounts’ in which we invest and conflicts are likely arise therefrom. For example, from time to time such Non-Controlled Affiliates or investment vehicles managed by such Non-Controlled Affiliates will pursue investment opportunities which are suitable for Brookfield Renewable or Brookfield Accounts in which we invest but which are not made available to us or such Brookfield Accounts since such Non-Controlled Affiliates do not consult with and/or are not controlled by Brookfield.
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
•Advice to Other Brookfield Accounts May Conflict with Brookfield Renewable’s Interests. In light of the extensive scope of Brookfield’s investment and related business activities: (i) Brookfield and its personnel will give advice, and take actions, with respect to current or future Brookfield Accounts and/or Brookfield that could compete or conflict with the advice Brookfield gives to Brookfield Renewable and/or Brookfield Accounts in which we are invested, or that could involve a different timing or nature of action than that taken with respect to Brookfield Renewable and/or Brookfield Accounts in which we are invested, and (ii) investments by Brookfield Accounts and/or Brookfield could have the effect of diluting or otherwise disadvantaging the values, prices and/or investment strategies of Brookfield Renewable and/or Brookfield Accounts in which we are invested. For example, when another Brookfield Account either manages or implements a portfolio decision ahead of, or contemporaneously with, portfolio decisions for Brookfield Renewable and/or Brookfield Accounts in which Brookfield Renewable is invested, market impact, liquidity constraints and/or other factors could result in us receiving less favorable results, paying higher transaction costs, or being otherwise disadvantaged.
In making certain decisions with regard to our investments or of Brookfield Accounts in which we are invested that compete with or differ from the interests of one or more other Brookfield Accounts, Brookfield could face certain conflicts of interest between the interests of Brookfield Renewable (and/or Brookfield Accounts in which we are invested) and the interests of such other Brookfield Accounts. These potential conflicts will be exacerbated in situations where Brookfield is entitled to higher fees from other Brookfield Accounts than from us and/or Brookfield Accounts in which we are invested, where portfolio managers making an allocation decision are entitled to higher performance-based compensation from other Brookfield Accounts than from us and/or Brookfield Accounts in which we are invested, where Brookfield (and/or the Related-Party Investor) has larger proprietary investments in other Brookfield Accounts than in Brookfield Renewable and/or Brookfield Accounts in which we are invested, or where there are capacity constraints with respect to a particular strategy or opportunity as a result of, for example, position limits and/or regulatory reporting obligations applicable to Brookfield. In addition, as an investment changes over time, additional conflicts of interest are expected to arise, including as a result of earlier investment allocation decisions. Investment and divestment decisions made with respect to other Brookfield Accounts may be made without regard to the interests of Brookfield Renewable and/or Brookfield Accounts in which we are invested, even where such decisions are informed by our (direct or indirect) investment activities and/or adversely affect us (directly or indirectly).

In addition, certain Brookfield Accounts (and/or portfolio companies of such Brookfield Accounts) provide investment banking and other advisory services to third parties with respect to assets in which Brookfield Renewable (or a Brookfield Account in which we invest) may be invested or seek to invest. The interests of such Brookfield Accounts (and/or portfolio companies of such Brookfield Accounts) in such circumstances could conflict with those of Brookfield Renewable (or a Brookfield Account in which we invest), and Brookfield Renewable (or a Brookfield Account in which we invest) could compete with such Brookfield Accounts in pursuing certain investments.
Different business units and teams within the Managing General Partner and Brookfield may take views, and make decisions or recommendations, that are different than other areas of the Managing General Partner and Brookfield. Different portfolio management teams within the Managing General Partner and Brookfield may make decisions or take (or refrain from taking) actions with respect to Brookfield Accounts they advise in a manner that may be different than or adverse to Brookfield Renewable (or a Brookfield Account in which we invest). Such teams might not share information with the portfolio management team of Brookfield Renewable (or a Brookfield Account in which we invest), including as a result of certain information barriers. See “Data Management” below.
In particular, Brookfield Accounts that focus on making secondary investments are expected to invest in Third Party Vehicles. While such Brookfield Accounts are expected to negotiate for certain control rights over (and to offer strategic advice to) such Third Party Vehicles, such Third Party Vehicles will not be “Brookfield Accounts” and will not be considered “affiliates” of Brookfield for purposes of the provisions of the governing documents that limit the ability of Brookfield Renewable (or a Brookfield Account in which we invest) to transact with Brookfield affiliates. As a result, Brookfield Renewable (and Brookfield Accounts in which we invest) will not be restricted from purchasing investments from, selling investments to, or otherwise transacting with or alongside such third-party funds or other investment vehicles. The interests of such Brookfield Accounts and the Third Party Vehicles in which they invest may conflict with those of Brookfield Renewable (or a Brookfield Account in which we invest), including in circumstances in which such other Brookfield Accounts exercise (or decline to exercise) control rights over, or otherwise offer strategic advice to, such Third Party Vehicles in a manner that differs from Brookfield’s advice to Brookfield Renewable (or a Brookfield Account in which we invest).
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
At the same time, this level of integration results in certain regulatory, legal, contractual and other considerations that, under certain circumstances, restrict certain activities that would not otherwise arise if Brookfield managed its platform in a different fashion (e.g., in a walled environment) and that Brookfield is required to manage in the ordinary course. For example, from time to time, our ability (and the ability of Brookfield Accounts in which we are invested) to buy or sell certain securities will be restricted by applicable securities laws, regulatory requirements, information held by Brookfield, contractual obligations applicable to Brookfield, and potential reputational risks relating to Brookfield and Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest), as well as Brookfield’s internal policies designed to comply with these and similar requirements. As a result, from time to time, Brookfield will not engage in transactions or other activities for, or enforce certain rights in favor of, Brookfield Renewable (and/or Brookfield Accounts in which we are invested) due to Brookfield’s activities outside Brookfield Renewable (and/or Brookfield Accounts in which we are invested), regulatory requirements, policies and reputational risk assessments.
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
•Terms of an Investment by a Brookfield Account May Benefit or Disadvantage Another Brookfield Account. From time to time, in making investment decisions for Brookfield Renewable (or a Brookfield Account in which we invest) or another Brookfield Account, Brookfield will face certain conflicts of interest between the interests of Brookfield Renewable (or a Brookfield Account in which we invest), on the one hand, and the interests of the other Brookfield Account. For example, subject to applicable law and any limitations contained in the governing documents, Brookfield from time to time could cause Brookfield Renewable (or a Brookfield Account in which we invest) to invest in securities, bank loans or other obligations of companies affiliated with or advised by Brookfield or in which Brookfield Accounts have an equity, debt or other interest, or to engage in investment transactions that result in other Brookfield Accounts getting an economic benefit, being relieved of obligations or divested of investments. For example, from time to time, Brookfield Renewable (or a Brookfield Account in which we invest) could make debt or equity investments in entities which are expected to use the proceeds of such investment to repay loans from another Brookfield Account. Depending on the circumstance, such other Brookfield Account would benefit if Brookfield Renewable (or a Brookfield Account in which we invest) invested more money, thus providing sufficient funds to repay such other Brookfield Account, or it would benefit if the loans remained outstanding and such Brookfield Account continued to receive payment under the existing loans, if the loans were on attractive terms (including an attractive interest rate) from the perspective of such Brookfield Account. Alternatively, from time to time another Brookfield Account is in the position of making an investment that could be used to repay loans from Brookfield Renewable (or a Brookfield Account in which we invest) (which could occur earlier than otherwise expected for Brookfield Renewable (or a Brookfield Account in which we invest)), which would present the opposite conflict. Similarly, such conflicts are also present in other situations. For example, in certain circumstances, a Brookfield Account will pursue a take-private, asset purchase or other material transaction with an issuer in which Brookfield Renewable (or a Brookfield Account in which we invest) is invested, which could result in Brookfield Renewable (or a Brookfield Account in which we invest) being paid out earlier than otherwise expected. In situations where the activities of Brookfield Renewable (or a Brookfield Account in which we invest) enhance the profitability of other Brookfield Accounts with respect to their investment in and activities relating to companies, Brookfield could take the interests of such other Brookfield Accounts into consideration in connection with actions it takes on behalf of Brookfield Renewable (or a Brookfield Account in which we invest). See “Investments with Related Parties,” below.
Additionally, there may be instances where Brookfield Renewable (or a Brookfield Account in which we invest) or another Brookfield Account or one of their investments enters into agreements with third parties (or invest in assets or portfolio companies that have pre-existing agreements with third parties) that restrict the ability of other Brookfield Accounts (including Brookfield Renewable or a Brookfield Account in which we invest) to engage in potentially competitive actions, such as developing competing assets within a defined geographical area. These agreements could adversely impact the ability of Brookfield Renewable (or of a Brookfield Account in which we invest) to pursue attractive investment opportunities. In cases where Brookfield Renewable (or a Brookfield Account in which we invest) or one of its investments has entered into such a restriction, Brookfield Renewable (or a Brookfield Account in which we invest) may from time to time seek to induce its counterparty to waive such restriction for the benefit of another Brookfield Account. No consent or notification will be provided to the Unitholders or the Managing General Partner’s board of directors in these situations.
•Conflicts among Portfolio Companies and Brookfield Accounts. There will be conflicts between Brookfield Renewable, Brookfield Accounts in which we invest and/or one of our (direct or indirect) investments, on the one hand, and Brookfield, other Brookfield Accounts and/or one or more of their investments, on the other hand. For example, a portfolio company of another Brookfield Account may be a competitor, customer, service provider or supplier of one or more of our (direct or indirect through a Brookfield Account) investments. In such circumstances, the other Brookfield Account and/or portfolio company thereof are likely to take actions that have adverse consequences for Brookfield Renewable, Brookfield Accounts in which we are invested and/or one of our (direct or indirect) investments, such as seeking to increase their market share to our detriment, withdrawing business from our investment in favor of a competitor that offers the same product or service at a more competitive price, or increasing prices of their products in their capacity as a supplier to our (direct or indirect) investment, or commencing litigation against our (direct or indirect) investment. In addition, in such circumstances, Brookfield may not pursue certain actions on behalf of Brookfield Renewable, Brookfield Accounts in which we are invested or our (direct or indirect) portfolio companies, which could result in a benefit to another Brookfield Account (or vice versa). Brookfield has implemented policies and procedures designed to mitigate such potential conflicts of interest. Such policies and procedures could reduce the business activity among the portfolio companies of Brookfield Accounts, which would negatively affect a portfolio company of Brookfield Renewable (or a Brookfield Account in which we invest) and, therefore, Brookfield Renewable, or a Brookfield Account in which we invest, as a whole. Another Brookfield Account or portfolio company thereof may nonetheless continue to take such actions that have adverse consequences for Brookfield Renewable (or a Brookfield Account in which we invest) or its portfolio companies, and Brookfield will not have any obligation or duty in this regard.
•Investments with Related Parties. In light of the extensive scope of Brookfield’s activities, in certain circumstances we will invest (directly or indirectly through a Brookfield Account) in assets or companies in which Brookfield and/or other Brookfield Accounts (including a co-investment account) hold an equity or debt position or in which Brookfield or another Brookfield Account invests (either in equity or debt positions) subsequent to our investment. For example, from time to time Brookfield and/or another Brookfield Account (including a co-investment account) will: (a) enter into a joint transaction with us (or a Brookfield Account in which we invest); (b) in their discretion, invest alongside us (or a Brookfield Account in which we invest) in order to facilitate an investment (e.g., to the extent there is excess capacity) or to facilitate compliance with specific legal, regulatory or similar requirements; (c) be borrowers of certain investments or lenders in respect of Brookfield Renewable (or a Brookfield Account in which we invest); and/or (d) invest in different levels of an issuer’s capital structure. As a result of the various conflicts and related issues described herein, we (or a Brookfield Account in which we invest) could sustain losses during periods in which Brookfield or other Brookfield Accounts achieve profits generally or with respect to particular investments, or could achieve lower profits or higher losses than would have been the case had the conflicts described herein not existed.
Brookfield and other Brookfield Accounts invest in a broad range of asset classes throughout the corporate capital structure, including debt positions (either junior or senior to the positions of Brookfield Renewable (or a Brookfield Account in which we invest)) and equity securities (either common or preferred). It is possible that Brookfield Renewable (or a Brookfield Account in which we invest) or one or more of its portfolio companies will hold an interest in one part of a company’s capital structure while another Brookfield Account or one or more of its portfolio companies holds an interest in another. In situations where such company or property is experiencing distress or bankruptcy, such conflicts of interest will be exacerbated. In such scenarios, other Brookfield Accounts or other consortiums, including Brookfield, Oaktree or Oaktree Accounts, could hold interests that are more senior in priority to that of Brookfield Renewable (or a Brookfield Account in which we invest) and could seek to take over such company or property. In such circumstance, Brookfield Accounts, Oaktree and/or Oaktree Accounts that participate in such asset could take actions that are adverse to the interests of Brookfield Renewable (or a Brookfield Account in which we invest). Alternatively, Brookfield Renewable (or a Brookfield Account in which we invest) may make an investment in a company in which Brookfield or another Brookfield Account invests and such company may already be experiencing (or may in the future experience) distress or bankruptcy. Brookfield Renewable (or a Brookfield Account in which we invest) may, or may not, be successful in managing it out of such distress. The conflicts between such parties and Brookfield Renewable (or a Brookfield Account in which we invest) will be more pronounced where the asset is near default on existing loans and Brookfield Renewable (or a Brookfield Account in which we invest) may not have the ability to make additional investments in order to sustain its position in the asset (either because Brookfield Renewable (or a Brookfield Account in which we invest) is out of available Commitments or other limitations). In this case, Brookfield, Brookfield Accounts, Oaktree and/or Oaktree Accounts could, for a relatively small investment, obtain a stake in such company or take over the management of (and risk relating to) such company to the detriment of Brookfield Renewable (or a Brookfield Account in which we invest).
The interests of Brookfield Accounts and other consortium members in certain investments could differ from those of Brookfield Renewable (or a Brookfield Account in which we invest) and could be acquired at different times, at different prices, with a different view (including different investment objectives and other considerations) and be subject to different terms and conditions. Furthermore, to the extent that Brookfield Renewable (or a Brookfield Account in which we invest) acquires an interest in assets or companies subsequent to another Brookfield Account, it is possible that participation by Brookfield Renewable (or a Brookfield Account in which we invest) could result in a direct or indirect financial benefit to such Brookfield Account which would not have otherwise obtained. In addition, Brookfield Accounts and other consortium members could dispose of their interests in applicable investments at different times and on different terms than Brookfield Renewable (or a Brookfield Account in which we invest), including in situations where Brookfield Accounts facilitated an investment with a view to reselling their portion of such investment to third-parties following the closing of the transaction (which could, in certain situations, result in the Brookfield Account receiving compensation for (or related to) such sale) or where Brookfield Accounts and/or such consortium members seek to reallocate capital to other opportunities, de-risk of exposures, or otherwise manage their investments differently than Brookfield Renewable (or a Brookfield Account in which we invest), which could have an adverse effect on the value and/or liquidity of the investment of Brookfield Renewable (or of a Brookfield Account in which we invest). In any such circumstances, such Brookfield Accounts or other consortium members will likely sell interests at different values, and possibly higher values, than Brookfield Renewable (or a Brookfield Account in which we invest) will be able to when disposing of the applicable investment. Where Brookfield Renewable (or a Brookfield Account in which we invest) invests alongside another Brookfield Account, Brookfield Renewable (or a Brookfield Account in which we invest) may desire to manage its investment differently than such Brookfield Account, but may be restrained from doing so because of the Brookfield Account.
Moreover, from time to time, we, a Brookfield Account in which we are invested, Brookfield and/or another Brookfield Account could jointly acquire a portfolio of assets with a view to dividing up the assets in accordance with the relevant investment mandates. In this circumstance, Brookfield will determine the terms and conditions relating to the investment, including the purchase price associated with each asset, which price may not represent the price we (or a Brookfield Account in which we are invested) would have paid if the transaction had involved the acquisition only of the assets we (or the Brookfield Account in which we are invested) ultimately retain. In certain circumstances, Brookfield Renewable (or a Brookfield Account in which we are invested) could have residual liability for assets that were allocated to Brookfield or another Brookfield Account, including potential tax liabilities. Additionally, from time to time, Brookfield will seek to sell assets on behalf of Brookfield Renewable (or a Brookfield Account in which we are invested) and one or more other Brookfield Accounts together, including because Brookfield deems it to be in the best interests of Brookfield Renewable (or a Brookfield Account in which we are invested) and each participating Brookfield Account to do so and/or because it believes Brookfield Renewable (or a Brookfield Account in which we are invested) and each applicable Brookfield Account would generate excess value as part of a joint portfolio or platform sale. In this circumstance, Brookfield will determine the terms and conditions relating to such disposition, including the manner of sale, the ultimate sale price associated with each property and/or other asset and the allocation of the sale price among Brookfield Renewable (or a Brookfield Account in which we are invested) and the other participating Brookfield Accounts, which will be based on one or more factors, as deemed appropriate by Brookfield in its discretion, including among others internal carrying values of the relevant assets, appraisals and/or valuations of the relevant assets, the advice of external consultants and/or advisers, and/or the values attributed to the various assets by one or more of the bidders for the portfolio. Notwithstanding the foregoing, Brookfield’s ultimate allocation of the sale price among Brookfield Renewable (or a Brookfield Account in which we are invested) and the other participating Brookfield Accounts could be different than any one particular factor utilized in its determination, including the values attributed to the various assets by the ultimate purchaser of the assets. These types of transactions will not require the approval of the Unitholders. Furthermore, from time to time, we, a Brookfield Account in which we are invested, Brookfield and/or a Brookfield Account will jointly enter into a binding agreement to acquire an investment. If Brookfield or such Brookfield Account is unable to consummate the investment, we (or a Brookfield Account in which we are invested) could be subject to additional liabilities, including the potential loss of any deposit or the obligation to fund the entire investment. Similarly, to the extent that indebtedness in connection with an investment is structured such that both Brookfield Renewable (or a Brookfield Account in which we are invested), Brookfield and/or another Brookfield Account are jointly responsible on a cross-collateralized, joint borrower, joint guarantor or similar basis for the repayment of the indebtedness, the failure of Brookfield and/or the other Brookfield Account to repay such indebtedness or meet other obligations could result in Brookfield Renewable (or a Brookfield Account in which we are invested) being required to fund more than their pro rata share of the indebtedness.
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
In situations in which Brookfield and/or another Brookfield Account holds an interest in an investment that differs from that of Brookfield Renewable and/or the Brookfield Account in which we are invested, conflicts of interest will arise in connection with, among other things, the following: (i) the nature, timing and terms of each account’s investment, (ii) the allocation of control and other governance rights among the accounts, (iii) the strategic objectives and/or timing underlying each account’s investments, (iv) differing disposition rights, views and/or needs for all or part of an investment, (v) resolution of liabilities in connection with an investment among the accounts, (vi) allocation of jointly held resources (e.g., intellectual property, pooled funds, etc.), and/or (vii) other considerations related to the investment. These conflicts result from various factors, including, among other things, investments in different levels of the capital structure, different measurements of control, different risk profiles, different rights with respect to disposition alternatives, different investment objectives, strategies and horizons and different target rates of return as well as rights in connection with co-investors and/or other factors. Brookfield will manage or resolve these matters in a fair and equitable manner consistent with its fiduciary duty to each account. However, there can be no assurance that Brookfield will manage or resolve these matters in any particular manner or that it would manage or resolve these matters in the same manner that it would have managed or resolved them had these conflicts considerations not arisen.
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
In order to mitigate potential conflicts of interest in these situations, Brookfield could but will not be obligated to take actions on behalf of itself, Brookfield Renewable and/or other Brookfield Accounts, including among others one or more of the following as it determines in its sole discretion: (i) forbearance of rights, such as causing Brookfield, Brookfield Renewable and/or other Brookfield Accounts to remain passive in a situation in which it is otherwise entitled to vote, which could mean that Brookfield, Brookfield Renewable, a Brookfield Account in which we are invested and/or other Brookfield Accounts, as applicable) defer to the decision or judgment of an independent, third-party investor in the same class of securities with respect to decisions regarding defaults, foreclosures, workouts, restructurings, and/or similar matters, including actions taken by a trustee or administrative or other agent of the investment, such as a release, waiver, forgiveness or reduction of any claim for principal or interest, extension of maturity date or due date of any payment of any principal or interest, release or substitution of any material collateral, release, waiver, termination or modification of any material provision of any guaranty or indemnity, subordination of any lien, and release, waiver or permission with respect to any covenants; (ii) causing Brookfield, Brookfield Renewable, a Brookfield Account in which we are invested and/or other Brookfield Accounts to hold only non-controlling interests in any such investment; (iii) referring the matter to one or more persons that is not affiliated with Brookfield, such as a third-party loan servicer, administrative agent or other agent to review and/or approve of an intended course of action; (iv) consulting with and/or seeking approval of the independent directors of the Managing General Partner on such matter (and similar bodies of other accounts); (v) establishing ethical screens or information barriers (which can be temporary and of limited purpose) designed to separate Brookfield investment professionals to act independently on behalf of Brookfield Renewable (or a Brookfield Account in which we are invested), on the one hand, and Brookfield and/or other Brookfield Accounts, on the other hand, in each case with support of separate legal counsel and other advisers; (vi) seeking to ensure that Brookfield, Brookfield Renewable, a Brookfield Account in which we are invested, and/or other Brookfield Accounts own interests in the same securities or financial instruments and in the same proportions so as to preserve an alignment of interests; and/or (vii) causing Brookfield, Brookfield Renewable, a Brookfield Account in which we are invested, and/or other Brookfield Accounts to divest of an investment that it otherwise could have held on to, including without limitation causing Brookfield Renewable (or a Brookfield Account in which we are invested) to sell its position to Brookfield or another Brookfield Account (or vice versa).

At all times, Brookfield will endeavor to treat all Brookfield-managed accounts (including Brookfield Renewable and any Brookfield Account in which we are invested) fairly, equitably and consistent with its investment mandate in pursuing and managing in these investments. However, there can be no assurance that any action or measure pursued by Brookfield will be feasible or effective in any particular situation, or that its own interests won’t influence its conduct, and it is possible that the outcome for Brookfield Renewable (or a Brookfield Account in which we are invested) will be less favorable than otherwise would have been the case if Brookfield did not face these conflicts of interest. In addition, the actions and measures that Brookfield pursues are expected to vary based on the particular facts and circumstances of each situation and, as such, there will be some degree of variation and potentially inconsistency in the manner in which these situations are addressed. Furthermore, from time to time Brookfield intends to enter into a voting agreement with one or more other Brookfield Accounts alongside which Brookfield Renewable (or a Brookfield Account in which we are invested) is invested, which, among other things, would allocate (upon such Brookfield Account’s election), directly or indirectly, certain voting rights of Brookfield with respect to Brookfield Renewable (or a Brookfield Account in which we are invested) or with respect to one or more properties or portfolio companies to such affiliates. However, for the avoidance of doubt, Brookfield will in all circumstances control Brookfield Renewable (or a Brookfield Account in which we are invested).
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
From time to time, Brookfield may implement bespoke structures for one or a group of investors to facilitate their participation in particular investments in a manner that addresses tax, regulatory or other concerns (such as forming an Alternative Investment Vehicle for an individual investor). These structures will generally require additional expenses to be borne by Brookfield Renewable (or a Brookfield Account in which we invest). In light of the time and expense required in connection with bespoke structures, in some cases Brookfield may make such structures available only to certain investors even when other similarly-situated investors may also benefit from them. Brookfield will decide in its discretion which investors will benefit from such bespoke structuring based on factors such as the amount of an investor’s investment, contractual agreements with such Unitholders and the particular tax, regulatory or other circumstances applicable to an investor. Investors for whom Brookfield engages in such bespoke structuring are expected to benefit from more favorable tax or other outcomes than other similarly-situated investors who do not benefit from such structuring.
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
•Financing to Counterparties of Brookfield Accounts. There may be situations in which Brookfield or a Brookfield Account will offer and/or commit to provide financing to one or more third parties that are expected to bid for and/or purchase an investment (in whole or in part) from Brookfield Renewable or a Brookfield Account in which we are invested. This type of financing could be provided through pre-arranged financing packages arranged and offered by Brookfield or a Brookfield Account to potential bidders in the relevant sales process or otherwise pursuant to bilateral negotiations between one or more bidders and Brookfield and/or the Brookfield Account. For example, where Brookfield Renewable or a Brookfield Account in which we are invested seeks to sell an investment (in whole or in part) to a third party in the normal course, Brookfield or a Brookfield Account may offer the third party debt financing to facilitate its bid and potential purchase of the investment.
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
•Oaktree. Brookfield holds a significant interest in Oaktree which is a global investment manager with significant assets under management, emphasizing an opportunistic, value-oriented and risk-controlled approach to investments in credit, private equity, real assets and listed equities. Brookfield and Oaktree operate their respective investment businesses largely independently pursuant to an information barrier, with each remaining under its current brand and led by separate management and investment teams.
It is expected that Brookfield, Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts that we are invested in) and their portfolio companies will engage in activities and have business relationships that give rise to conflicts (and potential conflicts) of interest between them, on the one hand, and Oaktree, Oaktree-managed funds and accounts (collectively, “Oaktree Accounts”) and their portfolio companies, on the other hand. For so long as Brookfield and Oaktree manage their investment operations independently of each other pursuant to an information barrier, Oaktree, Oaktree Accounts and their respective portfolio companies generally will not be treated as affiliates of Brookfield Renewable, Brookfield, Brookfield Accounts and their portfolio companies, and conflicts (and potential conflicts) considerations, including in connection with allocation of investment opportunities, investment and trading activities, and agreements, transactions and other arrangements entered into with Oaktree, Oaktree Accounts and their portfolio companies, generally will be managed as summarized herein.
There is (and in the future will continue to be) some degree of overlap in investment strategies and investments pursued by Brookfield Renewable, Brookfield Accounts in which we invest and Oaktree Accounts. Nevertheless, Brookfield generally does not expect to coordinate or consult with Oaktree with respect to investment activities and/or decisions. This absence of coordination and consultation, and the information barrier described above, will in some respects mitigate conflicts of interests between Brookfield Renewable and Brookfield Accounts in which we invest, on the one hand, and Oaktree Accounts, on the other hand; however, these same factors also will give rise to certain conflicts and risks in connection with our and Oaktree’s investment activities, and make it more difficult to mitigate, ameliorate or avoid such situations. For example, because Brookfield and Oaktree are not expected to coordinate or consult with each other about investment activities and/or decisions, and neither Brookfield nor Oaktree is expected to be subject to any internal approvals over its investment activities and decisions by any person who would have knowledge and/or decision-making control of the investment decisions of the other, Oaktree Accounts will be entitled to pursue investment opportunities that are suitable for Brookfield Renewable and Brookfield Accounts that we invest in, but which are not made available to us or those Brookfield Accounts. Brookfield Renewable and Brookfield Accounts that we invest in, on the one hand, and Oaktree Accounts, on the other hand, are also expected to compete, from time to time, for the same investment opportunities. Such competition could, under certain circumstances, adversely impact the purchase price of our (direct and/or indirect) investments. Oaktree will have no obligation to, and generally will not, share investment opportunities that may be suitable for Brookfield Renewable and Brookfield Accounts that we invest in with Brookfield, and Brookfield Renewable and Brookfield Accounts that we invest in will have no rights with respect to any such opportunities.
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
Brookfield may from time to time engage Oaktree, Oaktree Accounts and/or their portfolio companies to provide certain services to Brookfield Accounts and their portfolio companies, including without limitation non-investment management related services and other services that would otherwise be provided by third-party service providers or Brookfield, as the case may be. For example, an alternative investment fund manager owned by Brookfield and Oaktree provides services such as risk management services. This alternative investment fund manager may provide such services to the Oaktree Accounts at different rates than those charged to Brookfield Renewable (or a Brookfield Account in which we invest) or its affiliates. While Brookfield will determine in good faith what rates and expenses it believes are acceptable for the services being provided to Brookfield Accounts (including based on similar services provided, or previously provided, to other Brookfield Accounts and/or rates approved by other Brookfield Accounts), there can be no assurances that the rates and expenses charged to Brookfield Renewable (or a Brookfield Account in which we invest) will not be greater than those that would be charged in alternative circumstances. Each such engagement will be in accordance with disclosures set out in this Form 20-F and in the applicable governing documents. Companies in which Brookfield Renewable (or a Brookfield Account in which we invest) has invested may enter into lease agreements and other similar agreements with Oaktree, Oaktree Accounts and/or their portfolio companies.
As noted in “Transactions with Portfolio Companies” below, portfolio companies of Brookfield Accounts that we are invested in are and will be counterparties in agreements, transactions and other arrangements with other Brookfield Accounts (including their portfolio companies) for the provision of goods and services, purchase and sale of assets and other matters that would otherwise be transacted with independent third parties. Similarly, portfolio companies of Brookfield Accounts that we are invested in are and will be counterparties in arrangements with Oaktree, Oaktree Accounts and/or their portfolio companies to the extent practicable pursuant to the information barrier. These arrangements will give rise to the same potential conflicts considerations (and be managed or resolved in the same manner) as set out in “Transactions with Portfolio Companies.”
This does not purport to be a complete list or explanation of all actual or potential conflicts that could arise as a result of Brookfield’s investment in Oaktree, and additional conflicts not yet known by Brookfield or Oaktree could arise in the future and those conflicts will not necessarily be managed or resolved in favor of Brookfield Renewable’s interests (or the interests of Brookfield Accounts in which we are invested). Because of the extensive scope of both Brookfield’s and Oaktree’s activities and the complexities involved in managing certain aspects of their existing businesses, the policies and procedures to identify, manage and resolve such conflicts of interest will continue to be developed over time.
•Cross Trades and Principal Trades. When permitted by applicable law and subject to and in accordance with the terms of the governing documents of the applicable Brookfield Account, Brookfield may (but is under no obligation to) cause Brookfield Renewable (or a Brookfield Account in which we invest) to acquire or dispose of investments in cross trades between Brookfield Renewable (or a Brookfield Account in which we invest) and other Brookfield Accounts or effect principal transactions where Brookfield causes Brookfield Renewable (or a Brookfield Account in which we invest) to purchase investments from or sell investments to Brookfield, provided that any such transaction be approved to the extent required by the governing documents and applicable law. Under our governing documents, where Brookfield Renewable engages in cross trades with other Brookfield Accounts or effects principal transactions with Brookfield, such transactions are subject to the approval of the independent directors (subject to certain exceptions), which approval is deemed to constitute the approval of, and binding upon, Brookfield Renewable. Our independent directors have generally approved cross trades between Brookfield Renewable and other Brookfield Accounts provided they are executed in accordance with parameters described in this Form 20-F. Principal trades between Brookfield Renewable and Brookfield Accounts are generally subject to approval by our independent directors on a case-by-case basis. Similarly, we (and other investors in Brookfield Accounts in which we invest) have generally approved cross trades between such Brookfield Accounts and other Brookfield Accounts provided they are executed in accordance with parameters described in the applicable Brookfield Accounts’ governing documents, while principal trades between such Brookfield Accounts and other Brookfield Accounts are subject to their investors’ consent on a case-by-case basis (which is generally obtained via their limited partner advisory committees or other analogous bodies), which approvals will be deemed to constitute the approval of, and be binding upon, the Brookfield Account in which we invest.
There may be potential conflicts of interest or regulatory issues relating to these transactions which could limit Brookfield’s decision to engage in these transactions for Brookfield Renewable (or a Brookfield Account in which we invest). In connection with a cross trade or a principal transaction, Brookfield and its affiliates have a potentially conflicting division of loyalties and responsibilities regarding Brookfield Renewable (or a Brookfield Account in which we invest) and the other parties to the trade and have developed policies and procedures in relation to such transactions and conflicts. However, there can be no assurance that such transactions will be effected, or that such transactions will be effected in the manner that is most favorable to Brookfield Renewable (or a Brookfield Account in which we invest) as a party to any such transaction. By virtue of its investment, a Unitholder consents to Brookfield Renewable (or a Brookfield Account in which we invest) entering into cross trades and, subject to consent by the independent directors (or by the limited partner advisory committee or other analogous body in the case of a transaction entered into by a Brookfield Account in which we invest), principal transactions to the fullest extent permitted under applicable law. For the avoidance of doubt, acquisitions or dispositions among certain portfolio companies of Brookfield Renewable (or a Brookfield Account in which we invest) and portfolio companies owned by other Brookfield Accounts, PSG, Oaktree or Non-Controlled Affiliates will not be treated as cross trades or principal transactions and will not require the approval of the independent directors or any other consent. See “Affiliated Services and Transactions” below.
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
Conflicts of interest arising for Brookfield under this arrangement have been approved by the Managing General Partner’s independent directors in accordance with our Conflicts Protocols for managing and resolving potential conflicts of interest.
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
•Limited Liability of Brookfield. The liability of Brookfield and its officers and directors is limited under our arrangements with them, and we have agreed to indemnify Brookfield and its officers and directors against claims, liabilities, losses, damages, costs or expenses which they may face in connection with those arrangements, which may lead them to assume greater risks when making decisions than they otherwise would if such decisions were being made solely for Brookfield’s own account, or may give rise to legal claims for indemnification that are adverse to the interests of our Unitholders. U.S. federal and state securities laws may impose liability under certain circumstances on persons that fail to act in good faith. Notwithstanding anything to the contrary in these arrangements, nothing in these arrangements is intended to, or will, constitute a waiver of any rights or remedies that a Brookfield Account or any investors may have under such laws.
DECISIONS MADE AND ACTIONS TAKEN THAT MAY RAISE POTENTIAL CONFLICTS OF INTEREST
•Reputational Considerations. Given the nature of its broader platform, Brookfield has an interest in preserving its reputation, including with respect to our status as a publicly traded vehicle and, in certain circumstances, such reputational considerations may conflict with the interests of Brookfield Renewable (or a Brookfield Account in which we are invested). Brookfield will likely make decisions on behalf of Brookfield Renewable (or a Brookfield Account in which we are invested) for reputational reasons that it would not otherwise make absent such considerations. For example, Brookfield may limit transactions and activities on behalf of Brookfield Renewable (or a Brookfield Account in which we are invested) for reputational or other reasons, including where Brookfield provides (or may provide) advice or services to an entity involved in such activity or transaction, where another Brookfield Account is or may be engaged in the same or a related activity or transaction to that being considered on behalf of Brookfield Renewable (or a Brookfield Account in which we are invested), where another Brookfield Account has an interest in an entity involved in such activity or transaction, or where such activity or transaction on behalf of or in respect of Brookfield Renewable (or a Brookfield Account in which we are invested) could affect Brookfield, Brookfield Accounts or their activities. Additionally, by way of example, Brookfield may take into account the potential environmental and/or social impact when making decisions regarding the selection, management and disposal of investments and make take additional actions with respect to an investment motivated by environmental and social considerations beneficial to the reputation of Brookfield’s broader platform. Such decisions and actions may result in Brookfield Renewable (or a Brookfield Account in which we are invested) achieving lower financial returns had Brookfield not engaged in such decisions and actions. Conversely, while ESG considerations are integrated into Brookfield investment process, Brookfield may determine in any particular situation to take actions to preserve financial returns of Brookfield Renewable (or a Brookfield Account in which we invest), notwithstanding any adverse ESG impact on the investments of Brookfield Renewable (or a Brookfield Account in which we invest).

•Warehoused Investments and Initial Investments. Brookfield (or Brookfield Renewable) may purchase one or more warehoused investments on behalf of a Brookfield Account in which we invest. Brookfield or Brookfield Renewable, as applicable, is expected to sell each warehoused investment to a Brookfield Account in which we invest either prior to or following the initial closing of the account for a purchase price equal to the cost to Brookfield or Brookfield Renewable, as applicable, with respect to such warehoused investment, including any expenses attributable thereto and taking into account the impact of any currency fluctuations, plus an annually compounded rate of return on the capital deployed by Brookfield or Brookfield Renewable, as applicable, as set out in the relevant Brookfield Account’s governing documents, in respect of such warehoused investments, net of any cash distributions received by Brookfield or Brookfield Renewable, as applicable, with respect to such warehoused investment (but the cost of carry will not in any event be reduced below zero). Brookfield Accounts in which we invest may make initial investments. The purchase price (and any related deposits and expenses) of any initial investment may be funded by amounts borrowed pursuant to a credit facility. Notwithstanding the foregoing, if upon the initial closing of the Brookfield Account in which we invested, there has been a significant event relating to any initial investment or warehoused investment (such as a partial realization or a material change in value), Brookfield may, in its discretion, exclude such initial investment or warehoused investment from being purchased by the Brookfield Account in which we invest or adjust the interests of investors in such Brookfield Account in, or the purchase price of, such initial investment or warehoused investments. In addition, Brookfield may hold an initial closing of a Brookfield Account in which we invest in respect of the Brookfield commitment (which may be satisfied by Brookfield Renewable) to establish a subscription backed credit facility to facilitate the purchase of certain initial investments by the Brookfield Account in which we invest; provided, however, that if upon the initial closing, there has been a significant event relating to any initial investment (such as a partial realization or a material change in value), Brookfield may, in its discretion, adjust the interests of investors in such Brookfield Account in, or the purchase price of, such initial investments. If an initial investment is funded using such a subscription backed credit facility, a Brookfield Account in which we invest will be responsible for payments of any interest thereon. In the event a Brookfield Account in which we invest is unable to purchase a warehoused investment from Brookfield or Brookfield Renewable, or Brookfield or Brookfield Renewable is unable to sell a warehoused investment to a Brookfield Account in which we invest for any legal, tax, regulatory or other reason, then such investment will not be treated as a warehoused investment for purposes of the governing documents and Brookfield or Brookfield Renewable will be permitted to own, syndicate, sell or take any other action with respect to such investment even if such actions benefit Brookfield.
Certain conflicts of interest are inherent in the foregoing transactions between Brookfield or Brookfield Renewable and Brookfield Accounts in which we invest, including in respect of the terms of the agreement between Brookfield or Brookfield Renewable, as applicable, and the Brookfield Account in which we invest regarding the sale of the warehoused investment (including as to representations, warranties, indemnities and remedies therein). In addition, where Brookfield or Brookfield Renewable acquires a warehoused investment for a Brookfield Account in which we invest, the Brookfield Account in which we invest will generally be obligated to purchase such warehoused investment from Brookfield or Brookfield Renewable regardless of any subsequent events affecting the value of such asset or deficiencies in such warehoused investment discovered after its acquisition by Brookfield or Brookfield Renewable. Although the prices at which warehoused investments are expected to be acquired by a Brookfield Account in which we invest will be determined based on the formula described above, (a) such prices may not be as favorable as those in a negotiated transaction with a third party and (b) under the circumstances, such prices may be adjusted to reflect significant events relating to any warehoused investment. Moreover, a Brookfield Account in which we invest will acquire the warehoused investments through privately negotiated transactions with Brookfield or Brookfield Renewable, in which prior due diligence may be limited and the persons controlling the Brookfield Account in which we invest may be conflicted in such transactions. As a result, there is no guarantee that the terms of such transactions will be as favorable as those that could be obtained from a third party or that the properties and interests that will comprise the warehoused investments will not carry with them undisclosed liabilities, which could have a material adverse effect on the value of Brookfield Renewable (or a Brookfield Account in which we invest).

In connection with the warehoused investments, Brookfield Accounts in which we invest will be indemnified by Brookfield or Brookfield Renewable, as applicable, for claims made with respect to breaches of certain representations, warranties or covenants. Such indemnification is limited, however, and the Brookfield Account in which we invest is not entitled to any other indemnification in connection with the warehoused investments. Brookfield Accounts in which we invest are subject to the risk that Brookfield or Brookfield Renewable may experience material financial distress and be unable to satisfy one or more of these obligations. In addition, Brookfield Accounts in which we invest are reliant on Brookfield and therefore Brookfield Accounts in which we invest may choose to enforce less vigorously their rights under these arrangements, which could have a material adverse effect on their value. U.S. federal and state securities laws may impose liability under certain circumstances on persons that fail to act in good faith. Notwithstanding anything to the contrary in the above, nothing in these arrangements is intended to, or will, constitute a waiver of any rights or remedies that a Brookfield Account or any investors may have under such laws.
•Affiliated Services and Transactions. Where it deems appropriate, relevant and/or necessary, in its sole discretion, Brookfield will perform or will engage its affiliates and/or related parties to provide a variety of different services and products in connection with the operation and/or management of Brookfield Renewable, Brookfield Accounts in which we invest, and/or their investments, potential investments and/or investment entities, that would otherwise be provided by independent third parties, including (among others): lending and loan special servicing, arranging, negotiating and managing financing, refinancing, hedging, derivative, managing workouts and foreclosures and other treasury and capital markets arrangements; investment banking (including participation by Brookfield-affiliated broker dealers in the underwriting syndicates for securities issuances by Brookfield Renewable (or a Brookfield Account in which we invest) and/or portfolio companies); investment support, including investment backstop, guarantees and similar investment support arrangements; advisory, consulting, brokerage, market research, appraisal, valuation, risk management, assurance, and audit services (including related to investments, assets, commodities, good and services); acting as alternative investment fund manager and/or other similar type of manager in jurisdictions where such services are necessary and/or beneficial and services relating to the use of entities that maintain a permanent residence in certain jurisdictions; financial planning, cash flow modeling and forecasting, consolidation, reporting, books and records, bank account and cash management, controls and other financial operations services; transaction support, assisting with review, underwriting, analytics, due diligence and pursuit of investments and potential investments; anti-bribery and corruption, anti-money laundering and “know your customer” reviews, assessments and compliance measures; investment onboarding (including training employees of investments on relevant policies and procedures relating to risks); legal, compliance, regulatory, tax and corporate secretarial services; fund administration, accounting and reporting (including coordinating, supervising and administering onboarding, due diligence, reporting and other administrative services, including those associated with the third party fund administrator and placement agents of Brookfield Renewable (or of Brookfield Accounts in which we invest)) and client onboarding (including review of subscription materials and coordination of anti-bribery and corruption, anti-money laundering or “know your customer” reviews and assessments); preparation and review of fund documents, negotiation with prospective investors and other services that would be considered organizational expenses of a Brookfield Account if performed by a third party; portfolio company and asset/property operations and management (and oversight thereof); data generation, data analytics, data analysis, data collection and data management services; participation in and/or advice on a range of activities by strategic and/or operations professionals with established industry expertise, including among others in connection with (or with respect to) the origination, identification, assessment, pursuit, coordination, execution and consummation of investment opportunities, including project planning, engineering and other technical analysis, securing site control, preparing and managing approvals and permits, financial analysis and managing related-stakeholder matters; real estate, leasing and/or asset/facility management; development management (including predevelopment services); entitlement, design and construction (including consulting with respect to and/or oversight thereof); marketing (including of power or other output by an underlying asset/portfolio company); environmental and sustainability services; the placement and provision of various insurance policies and coverage and/or reinsurance thereof, including via risk retention, insurance captives and/or alternative insurance solutions; system controls; human resources, payroll and welfare benefits services; health, life and physical safety, security, operations, maintenance and other technical specialties; supply and/or procurement of power, energy and/or other commodities/goods/products; information technology services, risk management and innovation (including cyber/digital security and related services); other operational, back office, social, administrative and governance related services; oversight and supervision of the provision, whether by a Brookfield affiliate/related party or a third-party, of the above-referenced services and products; and any other services that Brookfield deems appropriate, relevant and/or necessary in connection with the operations and/or management of Brookfield Renewable, Brookfield Accounts in which we invest, and/or their investments, potential investments and/or investment entities (such services, collectively, “Affiliated Services”). The types of Affiliated Services that Brookfield provides will not remain fixed and are expected to change and/or evolve over time as determined by Brookfield in its sole discretion.
Some of these services give rise to additional conflicts of interest considerations because they are similar to other services provided by Brookfield to Brookfield Renewable (or Brookfield Accounts in which we invest). However, Brookfield deems these services to be appropriate for and value enhancing to the operations and/or management of investments, potential investments, Brookfield Renewable, and Brookfield Accounts in which we invest, and these services otherwise would be provided by third parties engaged to provide the services. Amounts charged to Brookfield Renewable (or a Brookfield Account in which we invest) and/or investments for Affiliated Services will be in addition to other compensation payable to Brookfield, will not be shared with Brookfield Renewable (or Brookfield Accounts in which we invest) and/or the Unitholders (or be offset against other compensation payable to Brookfield), will increase the overall costs and expenses borne indirectly by investors in Brookfield Renewable (and Brookfield Accounts in which we invest), and are expected to be substantial.
The fee potential, both current and future, inherent in a particular transaction could be an incentive for Brookfield to seek to refer or recommend a transaction to Brookfield Renewable (or a Brookfield Account in which we are invested). Furthermore, providing services or products to Brookfield Renewable (or a Brookfield Account in which we invest) and its investments is expected to enhance Brookfield’s relationships with various parties, facilitate additional business development and enable Brookfield to obtain additional business and generate additional revenue.
To the extent Brookfield (including any of its affiliates and/or personnel, other than portfolio companies of other Brookfield Accounts) provides an Affiliated Service, the amount charged for such service will be: (a) at a rate no greater than the applicable rate for such service as agreed to with Brookfield Renewable (or a Brookfield Account in which we are invested) pursuant to an affiliated services rate schedule (“Rate Schedule”), (b) at a rate for the relevant service that Brookfield reasonably believes is consistent with an arm’s length market rate (the “Affiliate Service Rate”); (c) at cost (including an allocable share of internal costs), plus an administrative fee of 5-10%, or (d) at any other rates with consent from the independent directors (with respect to services provided to Brookfield Renewable) or the advisory committees of Brookfield Accounts in which we invest. To the extent Brookfield charges an Affiliate Service Rate or cost plus an administrative fee in respect an Affiliated Service, the Affiliate Services Rate or cost (as applicable) will be determined as set out in more detail in this Form 20-F.
If an Affiliated Service is charged at the Affiliate Service Rate, Brookfield will determine the Affiliate Service Rate in good faith at the time of engagement based on one or more factors, including, among others: (i) the rate that one or more comparable service providers (which may or may not be a competitor of Brookfield) charge third-parties for the similar services on an arm’s length basis; (ii) market knowledge (which could be based on internal knowledge or inquiries with one or more market participants); (iii) the rate charged by Brookfield to one or more third-parties for similar services (or the methodology used by Brookfield to set such rate); (iv) advice of one or more third-party agents, consultants and/or other market participants; (v) commodity or other rate forecasting; (vi) the rate agreed to pursuant to a competitive arm’s length bidding process (which may not reflect the lowest rate bid during the process, but that is inherent in an engagement that is deemed by Brookfield to be in the best interests of Brookfield Renewable (or a Brookfield Account in which we are invested) and/or their investments taking into account the totality of factors relating thereto); (vii) the rate required to meet certain regulatory requirements or qualify for particular governmental programs; (viii) in the case of services which Brookfield provides as part of a syndicate, such as investment banking or brokerage services, the rate that is negotiated and/or determined by a third-party member of the syndicate; (ix) the rate that a third-party agreed to provide the service at pursuant to a term sheet or similar agreement or understanding; and/or (x) other subjective and/or objective metrics deemed relevant by Brookfield (in its sole discretion) in determining an arm’s length market rate for a particular service.

For the avoidance of doubt, the costs to be paid in respect of Affiliated Services and therefore an expense of Brookfield Renewable (or a Brookfield Account in which we invest) (whether such Affiliated Services are provided in accordance with a Rate Schedule, at the Affiliate Service Rate, cost plus an administrative fee, or otherwise) will include, among other components: (i) personnel compensation costs and expenses (e.g., salary, benefits (including, among others, paid time off)), (ii) short- and long-term incentive compensation (including management promote, incentive fee and/or other performance-based compensation), (iii) costs and expenses of professional development, professional certifications, professional fees, training, business travel (including, among others, transportation, lodging and meals) and related matters, (iv) an allocable share of corporate costs and expenses associated with employment, including (among others) office rent, human resources personnel, talent acquisition fees and expenses, and office services costs, and (v) an allocable share of technology costs and expenses associated with employment of personnel, including, among others, information technology hardware, human resources technology, computing power and/or storage, software, cybersecurity, and related costs. These costs and expenses are expected to be substantial and will, in certain cases, be based on estimates made by Brookfield, both in respect of the total amount of costs and expenses relating to a particular service as well as the shares of such costs and expenses allocable to Brookfield Accounts (including, among others, Brookfield and Brookfield Renewable (or a Brookfield Account in which we are invested)). To the extent Brookfield retains the services of a third-party consultant, agent or other market participant to advise on or otherwise assist in determining an Affiliate Service Rate and/or the estimated costs and expenses of providing an Affiliated Service to a Brookfield Account, the fees and costs (including expenses) of such third-party will be borne by the Brookfield Account.
At all times, Brookfield will endeavor to determine the costs and expenses and/or the Affiliate Service Rate applicable with respect to a particular Affiliated Service, in a fair, reasonable and impartial manner. However, there can be no assurance that any such determination will accurately reflect the actual cost and/or arm’s length market rate of an Affiliated Service in any particular situation, that Brookfield’s own interests won’t influence its determination, and/or that a different methodology would not have also been fair, reasonable and/or yield a different (including more accurate) result. Among other things, the determination of cost and expenses generally will be based on estimates (which are inherently subjective) and, in determining an Affiliate Service Rate, there are variances in the marketplace for similar services based on an array of factors that affect rates for services, including, among others, loss leader pricing strategies, other marketing and competitive practices, integration efficiencies, geographic market differences, and the quality of the services provided. As a result, there can be no assurances that the amounts charged by Brookfield for any Affiliated Service will not be greater (or lower) than the rate that would be charged had Brookfield determined the rate via a different methodology or engaged a similarly-situated third-party service provider to provide the services. The Affiliate Service Rate charged for any Affiliated Service at any given time following the relevant engagement could be higher (or lower) than the then-current market rate for the service because the market rate has decreased (or increased) over time. However, Brookfield generally will not adjust (i.e., decrease or increase) the Affiliate Service Rate in any particular case. Brookfield’s methodology of estimating the costs and expenses attributable to a particular Affiliated Service could be higher (or lower) than the actual cost of providing the service, particularly as Brookfield will rely on estimates of costs and expenses (including, among others, estimates of budgets, expected services, relative sizes (or other metric) of assets and/or businesses, and/or time periods) and blended rates of employees. However, unless otherwise determined by Brookfield, in its sole discretion, the associated charges to Brookfield Renewable (or a Brookfield Account in which we invest) and/or an investment will not be subject to true-up once the relevant Affiliated Services are completed or periodically throughout the services period.
Where Affiliated Services are in place prior to Brookfield Renewable’s (or a Brookfield Account’s in which we are invested) ownership of an investment and cannot be amended without the consent of an unaffiliated third party, Brookfield Renewable (or a Brookfield Account in which we invest) will inherit the pre-existing rates for such Affiliated Services until (X) such time at which third-party consent is no longer required, or (Y) Brookfield Renewable (or a Brookfield Account in which we invest) seeks consent from the unaffiliated third party to amend such rates. Accordingly, while Brookfield could seek consent of the unaffiliated third party to amend any pre-existing fee rates, Brookfield will be incentivized to seek to amend the pre-existing fee arrangement in certain circumstances and dis-incentivized to do so in others. For example, Brookfield will be incentivized to seek consent to amend the rate in circumstances where the amended fee would be higher than the pre-existing rate, and conversely could choose not to (and will not be required to) seek consent to amend any pre-existing fee rates if the amended rate would be lower than the pre-existing rate.

From time to time, Brookfield will terminate Affiliated Services arrangements entered into between Brookfield Renewable (or a Brookfield Account in which we invest) (and/or its investment(s)), on the one hand, and Brookfield and/or other Brookfield Accounts (and/or their investment(s)), on the other hand, including prior to the expected termination or expiration of the arrangements. In such instances, Brookfield will endeavor to act fairly and reasonably taking into account the interests of Brookfield Renewable (or a Brookfield Account in which we invest) (and/or its investment(s)) as well as its counterparties and the applicable facts and circumstances at such time. However, there can be no assurance that any such termination will be effected in such manner as it otherwise would have been had the counterparty not been a Brookfield related entity and/or that Brookfield’s own interests won’t influence the manner of such termination. In particular, Brookfield could determine to waive and/or otherwise negotiate certain terms relating to the termination, including early termination fees and related provisions, in a manner that it would not have pursued if the counterparty were not a Brookfield related entity. In addition, it is possible that Brookfield Renewable (or a Brookfield Account in which we invest) or a particular investment could bear a larger portion of the termination costs than it otherwise would have if Brookfield did not face the conflicts of interest considerations discussed herein.
For the avoidance of doubt, the foregoing procedures and limitations regarding compensation for transactions will not apply to transactions for services and/or products between the investments of Brookfield Renewable (or a Brookfield Account in which we invest) and portfolio companies of another Brookfield Account, PSG, Oaktree, Oaktree Account and/or a Non-Controlled Affiliate, which are described in further detail in “Transactions with Portfolio Companies” (though Brookfield could nonetheless determine, in its sole discretion, to apply a Rate Schedule, an Affiliate Service Rate and/or an estimated cost plus an administrative fee methodology in these situations).
Historically, certain Affiliated Services were performed by Brookfield (including by its direct personnel, operating partners, servicers, brokers and/or other third-party vendors) without being charged to Brookfield Renewable (or a Brookfield Account in which we are invested) and/or its investments. Brookfield believes that providing these Affiliated Services results in increased focus, attention, efficiencies and related synergies that facilitate alignment of interest and the ability to offer customized solutions and value creation that would not be available from third-party providers. While Brookfield believes that the cost of the Affiliated Services will be reasonable, the extensive and specialized nature of services could result in such costs being higher than those charged for similar services (to the extent available) by third-party providers. Brookfield generally will not evaluate alternative providers or otherwise benchmark the costs of such Affiliated Services. While Brookfield believes that this enhances the overall services that Brookfield provides to Brookfield Renewable (and Brookfield Accounts in which we invest) and its investments in a cost-efficient manner, the arrangement gives rise to conflicts of interest considerations, including among others in connection with the methodologies employed to determine the cost and expenses of the services provided to Brookfield Renewable (and Brookfield Accounts in which we invest) (and/or its investments) and/or the determination of the portion of the costs and expenses relating to support services to be allocated among Brookfield Renewable (or Brookfield Accounts in which we invest) (and its investments), on the one hand, and other Brookfield Accounts (and their investments), on the other hand, including Brookfield.
In addition to the services discussed previously in this section, where it deems appropriate, relevant and/or necessary, in its sole discretion, Brookfield will engage Brookfield Renewable to provide services to other Brookfield Accounts in which we invest, and investments of such other Brookfield Accounts. These engagements generally will be on a cost recovery basis, which may be lower than applicable market rates for the services or the rates that Brookfield Renewable would charge a different counterparty for similar services. However, in light of the broader relationship between Brookfield and Brookfield Renewable and the overall alignment of our interests, and our objective of maximizing the value of our investments and those of the Brookfield Accounts in which we invest, we believe such arrangements are in our overall best interests.
•Allocation of Costs and Expenses. In the ordinary course, Brookfield is required to decide whether costs and expenses are to be borne by Brookfield Renewable (or a Brookfield Account in which we invest) and/or their investments or potential investments, on the one hand, or other Brookfield Accounts (including Brookfield), on the other hand, and/or whether such costs and expenses should be allocated among Brookfield Renewable (or a Brookfield Account in which we invest) and other Brookfield Accounts (including Brookfield). These costs and expenses include organizational expenses, operating expenses and expenses charged to investments, including (among others) fees, costs and expenses payable to service providers, including related parties, affiliates of Brookfield and/or third-party service providers. Brookfield expects to allocate costs and expenses to or among the Brookfield Accounts (including Brookfield Renewable (and Brookfield Accounts in which we invest) and/or Brookfield) that benefit from such costs and expenses in a fair and reasonable manner using its good faith judgment, which is inherently subjective. Additional detail regarding costs and expenses is set out, among others, in the “Affiliated Services and Transactions,” “Service Providers,” “Travel Expenses” subsections in the Conflicts of Interest and Fiduciary Duties section of this Form 20-F.
Brookfield generally will utilize one or more methodologies (that it determines, in its sole discretion, to be fair and reasonable) to determine (i) the costs and expenses relating to a particular service (that are not otherwise provided pursuant to a fixed rate) and (ii) the allocation of costs and expenses (including, among others, Affiliate Services and other fees charged by third-party service providers) among Brookfield Accounts (including Brookfield Renewable (and Brookfield Accounts in which we invest) and/or Brookfield). These methodologies are expected to include, but are not limited to, one or more of the following: (i) quarterly, semi-annual, annual or other periodic estimates (including budgetary estimates) of (A) the amount of time spent by or to be spent by employees on provision of a service to one or more Brookfield Accounts, and/or (B) the level of effort required to provide a particular service relative to other services provided by the same employees (for instance, costs and expenses relating to financial reporting services could be allocated based on the estimated level of effort required for audited versus unaudited financial statements); (ii) the relative size (e.g., value or invested equity), number, output, complexity and/or other characteristic relating to the Brookfield Accounts, investments and/or potential investments to which the services relate; (iii) where services are provided by groups of employees, utilization of blended compensation rates across such employees; and/or (iv) any other methodology deemed fair and reasonable by Brookfield in determining (and/or estimating) the cost and expenses relating to the provision of a particular service.
The methodologies that Brookfield utilizes to determine the costs and expenses relating to a particular service and the allocation of costs and expenses (including, among others, Affiliate Services and other fees charged by third-party service providers) among Brookfield Accounts (including Brookfield) are expected to vary based on the particular facts and circumstances of each situation (including potentially analogous situations) and over time, and as such there will be some degree of variation in the manner in which situations are addressed (including similar situations over time). As a result of the foregoing, there can be no assurance that any such determination will accurately reflect the actual cost of a service in any particular situation, that Brookfield’s own interests won’t influence its determination, and/or that a different methodology would not have also been fair, reasonable and/or yield a different (including more accurate) result. Moreover, it is possible that Brookfield Renewable (or a Brookfield Account in which we invest) and/or their investments or potential investments could be allocated a larger portion of costs and expenses relating to one or more services, including services provided by Brookfield Accounts (including Brookfield) and/or services that are provided to Brookfield Renewable (or a Brookfield Account in which we invest) and other Brookfield Account(s), than they otherwise would have if Brookfield did not face the conflicts of interest considerations discussed herein. Among other things, the determination of costs and expenses generally will be based on estimates (which are inherently subjective) and/or blended rates determined by blending and averaging employee costs. As a result, there can be no assurances that the amounts charged by Brookfield to Brookfield Renewable (or a Brookfield Account in which we invest) and/or their investments for any service will not be greater (or lower) than the amount that would be charged had Brookfield determined the costs and expenses relating to the service(s) and/or the allocation of such costs and expenses among Brookfield Accounts (including Brookfield) via a different methodology or engaged a similarly-situated third-party service provider to provide the services.
Costs and expenses that are suitable for only Brookfield Renewable (or a Brookfield Account in which we invest) (and/or their investments) or another Brookfield Account (and/or its investments) are expected to be allocated only to Brookfield Renewable (or a Brookfield Account in which we invest) or such other Brookfield Account, as applicable. Notwithstanding anything in the foregoing to the contrary, in certain situations costs and expenses are expected to be allocated only to Brookfield Renewable (or a Brookfield Account in which we invest) (and/or their investments) despite the fact that the incurrence of such costs and expenses did not or will not directly relate solely to Brookfield Renewable (or a Brookfield Account in which we invest) and could, in fact, also benefit other Brookfield Accounts or not ultimately benefit Brookfield Renewable (or a Brookfield Account in which we invest) (and/or their investments or potential investments) at all. For example, costs and expenses could be allocated to Brookfield Renewable (or a Brookfield Account in which we invest) in respect of a specific legal, regulatory, tax, commercial and/or other matter, structure and/or negotiation that does not relate solely to Brookfield Renewable (or a Brookfield Account in which we invest) and/or was addressed prior to the launch of Brookfield Accounts in which we invest, and Brookfield could determine to allocate all or a significant portion of such costs and expenses to Brookfield Renewable (or a Brookfield Account in which we invest) based on factors that it deems reasonable in its sole discretion, regardless of the amount of capital raised for and/or number of investors (if any) who ultimately invest in, Brookfield Renewable (or a Brookfield Account in which we invest) in connection with such matter, structure and/or negotiation, and regardless of the extent to which other Brookfield Accounts (including Brookfield) ultimately benefit from such matter, structure and/or negotiation. Costs and expenses incurred in connection with a matter, structure and/or negotiation unrelated to a Brookfield Account in which we invest could therefore be allocated to a Brookfield Account in which we invest even if such costs and expenses were incurred prior to the existence of a Brookfield Account in which we invest. Similarly, costs and expenses that are expected to be borne by a particular investor in a Brookfield Account in which we invest or a third party could be allocated to a Brookfield Account in which we invest to the extent such costs and expenses are not ultimately charged to or paid by such investor or third party, including, for example, costs and expenses related to a transfer of an interest in a Brookfield Account in which we invest, bespoke reporting and/or other arrangements.
In certain circumstances, in order to create efficiencies and optimize performance, Brookfield expects that one or more investments, potential investments, portfolio companies and/or assets of Brookfield Renewable (or a Brookfield Account in which we invest) will share the operational, legal, financial, back-office and/or other resources of another investment, potential investment, portfolio company and/or asset of Brookfield Renewable (or a Brookfield Account in which we invest) and/or other Brookfield Accounts, including Brookfield. Brookfield will determine the costs and expenses as well as the allocation of such costs and expenses among the relevant Brookfield Accounts (and/or their assets) utilizing the methodologies set forth above.
Where a potential investment is pursued on behalf of one or more Brookfield Accounts, including Brookfield Renewable (or a Brookfield Account in which we invest), the Brookfield Account(s) that ultimately make(s) the investment will generally be allocated the costs and expenses related to such investment on a pro-rata basis based on their proportionate interests in the investment. In the case of a potential investment that is not consummated, Brookfield expects to allocate the broken deal costs and expenses relating to such potential investment among the Brookfield Account(s) that Brookfield expected to participate in such investment on a pro-rata basis based on their expected proportionate interests in the investment, provided that pro-rata interests that were expected to be allocated to (a) other Brookfield Accounts (including Brookfield) so as to facilitate a closing of the investment (i.e., with the expectation that such interests would be further syndicated to third-party investors post-closing) and (b) potential third-party co-investors that did not agree to bear broken deal costs and expenses, will be allocated to Brookfield Renewable (or a Brookfield Account in which we invest) for purposes of allocating such broken deal costs and expenses. In any event, Brookfield’s allocation of costs and expenses relating to a consummated or unconsummated investment may result in Brookfield Renewable (or a Brookfield Account in which we invest) reimbursing other Brookfield Accounts (including Brookfield) for costs and expenses, or vice versa, so as to achieve an allocation of such costs and expenses that Brookfield determines, in its discretion, to be fair and reasonable, as described above.
Examples of broken deal costs and expenses include, but are not limited to, the following: (a) research costs and expenses, (b) fees and expenses of legal, financial, accounting, consulting or other advisers (including Brookfield) in connection with conducting due diligence or otherwise pursuing a particular non-consummated transaction, (c) fees and expenses in connection with arranging financing for a particular non-consummated transaction, (d) travel costs, (e) deposits or down payments that are forfeited in connection with, or amounts paid as a penalty for, a particular non-consummated transaction, and (f) other costs and expenses incurred in connection with activities related to a particular non-consummated transaction. Brookfield intends to make allocation determinations in its discretion, and it may modify or change its allocation methodologies from time to time to the extent it determines such modifications or changes are necessary or advisable to achieve a fair and reasonable allocation, and such modifications or changes could result in Brookfield Renewable (or a Brookfield Account in which we invest) and/or other Brookfield Accounts bearing less (or more) costs and expenses than it otherwise would have borne without such modifications and/or pursuant to a different allocation methodology.
The list of operating expenses included in Brookfield Renewable’s and Brookfield Accounts’ disclosure documents is based on Brookfield’s past experiences and current expectations of the types of costs and expenses to be incurred by Brookfield Renewable (and Brookfield Accounts in which we invest). Additional and/or new costs and expenses are expected to arise over time and Brookfield will allocate such costs and expenses to Brookfield Renewable (or a Brookfield Account in which we invest) (or among Brookfield Renewable (and/or Brookfield Accounts in which we invest) and other Brookfield Accounts) as it determines, in its discretion, to be fair and reasonable. In addition, although organizational expenses of Brookfield Accounts in which Brookfield Renewable invests generally are subject to a cap, certain costs and expenses that are to be borne as operating expenses, which are not subject to a cap, include costs and expenses related to organizational matters, such as costs and expenses relating to distributing and implementing applicable elections pursuant to any “most favored nations” clauses in side letters, and fees, costs and expenses of anti-bribery and corruption, anti-money laundering and/or “know your customer” compliance, tax diligence expenses and costs and expenses of ongoing related procedures. Brookfield has engaged a compliance consulting firm and could engage similar firms to provide services in connection with its investor relations operations, including the review of diligence and marketing materials; such costs and expenses incurred in relation to the formation and organization of Brookfield Accounts in which we invest will be treated as organizational expenses subject to the caps of such Brookfield Accounts, and thereafter in respect of the ongoing operation or administration of the Brookfield Accounts in which we invest will be treated as operating expenses.
•Transactions with Portfolio Companies. In addition to any Affiliate Services provided by Brookfield or Brookfield Renewable (as described above), certain of our investments and/or portfolio companies of Brookfield Accounts in which we are invested will in the ordinary course of business provide services or goods to, receive services or goods from, lease space to or from, or participate in agreements, transactions or other arrangements with (including the purchase and sale of assets and other matters that would otherwise be transacted with independent third parties), portfolio companies owned by other Brookfield Accounts and/or Oaktree Accounts. Some of these agreements, transactions and other arrangements would not have been entered into but for the affiliation or relationship with Brookfield and, in certain cases, are expected to replace agreements, transactions and/or arrangements with third parties. These agreements, transactions and other arrangements will involve payment and/or receipt of fees, expenses and other amounts and/or other benefits to or from the portfolio companies of such other Brookfield Accounts and/or Oaktree Accounts (including, in certain cases, performance-based compensation). In certain cases, Brookfield’s investment thesis with respect to an investment will include attempting to create value by actively facilitating relationships between the investment and portfolio companies or assets owned by other Brookfield Accounts and/or Oaktree Accounts. In these and other cases, these agreements, transactions and other arrangements will be entered into either with active participation by Brookfield (and/or Oaktree) or the portfolio companies’ management teams independent of Brookfield. While such arrangements and/or transactions and the fees or compensation involved have the potential for inherent conflicts of interest, Brookfield believes that the access to Brookfield (including portfolio companies of Brookfield Accounts and Oaktree Accounts) enhances our capabilities (and the capabilities of Brookfield Accounts in which we are invested) and is an integral part of our (and other Brookfield Accounts) operations. We expect that each transaction will be entered into to satisfy a particular business need.
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
Furthermore, Brookfield, PSG, Oaktree, Brookfield Accounts, Oaktree Accounts and/or their portfolio companies will from time to time make equity or other investments in companies or businesses that provide services to or otherwise contract with Brookfield Renewable, Brookfield Accounts in which we are invested and/or their portfolio companies. In particular, Brookfield has in the past entered into, and expects to continue to enter into, relationships with companies in the technology, real assets services and other sectors and industries in which Brookfield has broad expertise and knowledge, whereby Brookfield or a Brookfield Account acquires an equity or other interest in such companies that may, in turn, transact with Brookfield Renewable, Brookfield Accounts in which we are invested and/or their portfolio companies. For example, Brookfield and Brookfield Accounts invest in companies that develop and offer products that are expected to be of relevance to Brookfield Renewable, Brookfield Accounts in which we are invested and portfolio companies (as well as to third-party companies operating in similar sectors and industries). In connection with such relationships, Brookfield expects to refer, introduce or otherwise facilitate transactions between such companies and Brookfield Renewable, Brookfield Accounts in which we are invested and portfolio companies, which would result in benefits to Brookfield or Brookfield Accounts, including via increased profitability of the relevant company, as well as financial incentives and/or milestones which benefit Brookfield or a Brookfield Account (including through increased equity allotments), which are likely in some cases to be significant. Such financial incentives that inure to or benefit Brookfield and Brookfield Accounts pose an incentive for Brookfield to cause Brookfield Renewable, Brookfield Accounts in which we are invested and/or portfolio companies to enter into such transactions that may or may not have otherwise been entered into. Financial incentives derived from such transactions will generally not be shared with Brookfield Renewable or Unitholders. Furthermore, such transactions are likely to contribute to the development of expertise, reputational benefits and/or the development of new products or services by Brookfield (or Oaktree, Brookfield Accounts, Oaktree Accounts, and portfolio companies), which Brookfield will seek to capitalize on to generate additional benefits that are likely to inure solely to Brookfield (or Oaktree, Brookfield Accounts, Oaktree Accounts and portfolio companies) and not to Brookfield Renewable or the Unitholders.
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
In addition, Brookfield, the Managing General Partner and their personnel can be expected to receive certain intangible and/or other benefits and/or perquisites arising or resulting from their activities on behalf of Brookfield Renewable (or a Brookfield Account in which we invest) which will not reduce management fees or otherwise be shared with Brookfield Renewable, its Unitholders and/or Brookfield Accounts in which we invest and their portfolio companies. For example, airline travel or hotel stays incurred as expenses of Brookfield Renewable or a Brookfield Account in which we invest typically result in “miles” or “points” or credit in loyalty/status programs and such benefits and/or amounts will, whether or not de minimis or difficult to value, inure exclusively to Brookfield, the Managing General Partner and/or such personnel (and not Brookfield Renewable, its Unitholders and/or Brookfield Accounts in which we invest and their portfolio companies) even though the cost of the underlying service is borne by Brookfield Renewable (or a Brookfield Account in which we invest along with its portfolio companies). Similarly, the volume of work that service providers receive from Brookfield, which include those from Brookfield Renewable (or a Brookfield Account in which we invest along with its portfolio companies), results in discounts for such services that Brookfield will benefit from, while Brookfield Renewable (or a Brookfield Account in which we invest along with its portfolio companies) will not be able to benefit from certain discounts that apply to Brookfield. In addition, Brookfield has in the past and expects to continue to make available certain discount programs to its employees as a result of Brookfield’s relationship with an investment (e.g., “friends and family” discounts), and which discounts are not available to the Unitholders. For a discussion regarding the resolution of the conflicts of interest noted above (and throughout this Form 20-F), see “Management and Resolution of Conflicts—Management And Resolution of Conflicts Generally” below.
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
Brookfield may take its own interests into account in considering and making determinations regarding the matters outlined in this section as well as in “Transactions with Portfolio Companies” and “Affiliated Services and Transactions” above. Additionally, the aggregate economic benefit to Brookfield or its affiliates as a result of the transactions outlined herein and therein could influence investment allocation decisions made by Brookfield in certain circumstances (i.e., if the financial incentives as a result of such transactions are greater if the investment opportunity is allocated to Brookfield Renewable rather than another Brookfield Account (or vice versa)). However, as noted elsewhere herein, Brookfield believes that our access to Brookfield’s broader asset management platform enhances our, Brookfield Accounts’ and portfolio companies’ capabilities, is an integral part of our (and their) operations and will provide benefits to us, Brookfield Accounts and portfolio companies that would not exist but for our affiliation with Brookfield.
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
•Advisors. Brookfield from time to time engages or retains strategic advisors, senior advisors, operating partners, executive advisors, consultants and/or other professionals who are not employees or affiliates of Brookfield, but which include former Brookfield employees as well as current and former officers of Brookfield portfolio companies (collectively, “Consultants”). Consultants generally have established industry expertise and are expected to advise on a range of investment-related activities, including by providing services that may be similar in nature to those provided by Brookfield’s investment teams, such as sourcing, consideration and pursuit of investment opportunities, strategies to achieve investment objectives, development and implementation of business plans, and recruiting for portfolio companies, and serving on boards of portfolio companies. Additionally, Brookfield’s decision to perform certain services in-house for Brookfield Renewable (or a Brookfield Account in which we are invested) at a particular point in time will not preclude a later decision to outsource such services, or any additional services, in whole or in part, to any Consultants, and Brookfield has no obligation to inform Brookfield Renewable or any other Brookfield Account of such a change. Brookfield believes that these arrangements benefit its investment activities. However, they also give rise to certain conflicts of interest considerations.
•Consultants are expected, from time to time, to receive payments from, or allocations of performance-based compensation with respect to, Brookfield, Brookfield Renewable, Brookfield Accounts in which we are invested and portfolio companies. In such circumstances, payments from, or allocations or performance-based compensation with respect to, Brookfield Renewable, Brookfield Accounts in which we are invested and/or portfolio companies generally will be treated as expenses of the applicable entity and will not, even if they have the effect of reducing retainers or minimum amounts otherwise payable by Brookfield, be subject to management fee offset provisions. Additionally, while Brookfield believes such compensation arrangements will be reasonable and generally at market rates for the relevant services provided, exclusive arrangements or other factors may result in such compensation arrangements not always being comparable to costs, fees and/or expenses charged by other third parties. In addition to any compensation arrangements, Brookfield Renewable or a Brookfield Account in which we are invested may also generally bear its share of any travel costs or other out-of-pocket expenses incurred by Consultants in connection with the provision of their services. Accounting, network, communications, administration and other support benefits, including office space, may be provided by Brookfield, Brookfield Renewable and/or a Brookfield Account in which we are invested to Consultants without charge, and any costs associated with such support may be borne by Brookfield Renewable and/or such Brookfield Account.
Brookfield expects from time to time to offer Consultants the ability to co-invest alongside Brookfield Renewable or Brookfield Accounts in which we are invested, including in those investments in which they are involved (and for which they may be entitled to receive performance-based compensation, which will reduce our returns), or otherwise participate in equity plans for management of a portfolio company or invest directly in, or in a vehicle controlled by Brookfield Renewable (or a Brookfield Account in which we invest) subject to reduced or waived management fees and/or carried interest, including after the termination of their engagement (or other status) with Brookfield.
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

•Service Providers. In managing business activities, Brookfield, Brookfield Accounts and portfolio investments utilize and rely on various independent service providers, including attorneys, accountants, fund administrators, consultants, financial and other advisors, deal sources, lenders, brokers and outside directors. Brookfield relies on these service providers’ independence from Brookfield for various purposes, including (among other things) audits of Brookfield Accounts and/or portfolio investments as well as transaction related services, benchmarking analyses, fairness and similar opinions of value, and/or verification of arm’s length terms, in each case designed to facilitate management and resolution of conflicts of interest considerations relating to transactions between Brookfield Accounts and/or portfolio investments with Brookfield and/or other Brookfield Accounts and/or portfolio investments.
Brookfield, Brookfield Accounts and portfolio investments have various business relationships and engage in various activities with these service providers and/or their affiliates, which give rise to conflicts of interest considerations relating to the selection of the service providers. For example, service providers and/or their personnel could: (a) be investors in Brookfield, Brookfield Accounts and/or portfolio investments, (b) provide services to multiple Brookfield business lines, Brookfield Accounts and/or portfolio investments, (c) be engaged to provide various different types of services to Brookfield, Brookfield Accounts and portfolio investments, (d) provide certain services, such as introductions to prospective investors and/or counterparties, to Brookfield, Brookfield Accounts and portfolio investments at favorable rates or no additional cost, (e) be counterparties to transactions with Brookfield, Brookfield Accounts and/or portfolio investments. In addition, certain service providers (particularly large global service providers, such as law firms, accounting firms and financial institutions) employ family members of personnel of Brookfield, Brookfield Accounts and/or portfolio investments. Moreover, in the regular course of business, personnel of Brookfield, Brookfield Accounts and/or portfolio investments give (or receive) gifts and entertainment to (or from) personnel of service providers.
Notwithstanding these relationships and/or activities with services providers, Brookfield has policies and procedures designed to address these conflicts of interest considerations and to ensure that its personnel select service providers for Brookfield, Brookfield Accounts and portfolio investments that they believe are appropriate for and in the best interests of Brookfield, Brookfield Accounts and/or portfolio investments (as the case may be) in accordance with Brookfield’s legal and regulatory obligations, provided that (for the avoidance of doubt) Brookfield often will not seek out the lowest-cost option when engaging such service providers as other factors or considerations typically prevail over cost.
Brookfield Accounts (including Brookfield Renewable, Brookfield Accounts in which we invest, and other Brookfield Accounts) and their portfolio companies often engage common providers of goods and/or services. These common providers sometimes provide bulk discounts or other fee discount arrangements, which could be based on an expectation of a certain amount of aggregate engagements by Brookfield, Brookfield Accounts and portfolio companies over a period of time. Brookfield generally extends these fee discount arrangements to Brookfield, Brookfield Accounts and portfolio companies in a fair and equitable manner.
In certain cases, a service provider (e.g., a law firm) will provide all Brookfield Accounts and their portfolio companies a bulk discount on fees that is applicable only prospectively (within an annual period) once a certain aggregate spending threshold has been met by the group during the relevant annual period. As a result, Brookfield Accounts and portfolio companies that engage the service provider after the aggregate spending threshold has been met will get the benefit of the discount and, as a result, pay lower rates than the rates paid by Brookfield Accounts and portfolio companies that engaged the same provider prior to the discount being triggered.
The engagement of common providers for Brookfield Accounts and their portfolio companies and the related fee discount arrangements give rise to conflicts of interest considerations. For example, as a result of these arrangements, Brookfield will face conflicts of interest in determining which providers to engage on behalf of Brookfield Accounts (including Brookfield Renewable) and portfolio companies and when to engage such providers, including an incentive to engage certain providers for Brookfield Accounts (including Brookfield Renewable) and portfolio companies because it will result in the maintenance or enhancement of a discounted fee arrangement that benefits Brookfield, other Brookfield Accounts and portfolio companies. Notwithstanding these conflicts considerations, Brookfield makes these determinations in a manner that it believes is appropriate for and in the best interests of Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest) and/or portfolio companies taking into account all applicable facts and circumstances.

In the normal course, common providers (e.g., law firms) will staff engagements based on the particular needs of the engagement and charge such staff’s then-applicable rates, subject to any negotiated discounts. While these rates will be the same as the rates such providers would charge Brookfield for the same engagement, Brookfield generally engages providers for different needs than Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest) and/or portfolio companies, and the total fees charged for different engagements are expected to vary.
In addition, as a result of the foregoing, the overall rates paid by Brookfield Renewable, Brookfield Accounts in which we are invested and portfolio companies over a period of time to a common provider could be higher (or lower) than the overall rates paid to the same provider by Brookfield, other Brookfield Accounts and their portfolio companies.
These relationships, activities and discounts described herein are part of normal course business operations and are not considered additional fees received by Brookfield that would offset or otherwise reduce the fees (including management fees) owed by Brookfield Accounts and/or portfolio companies to Brookfield.
•Investment Platforms. Brookfield Renewable (or a Brookfield Account in which we invest), alone or co-investing alongside other Brookfield Accounts or third parties, is expected to develop, organize and/or acquire assets that serve as a platform for investment in a particular sector, geographic area or other niche (such arrangements, “Investment Platforms”), including investments held in different proportions across various Brookfield Accounts. The management teams for such Investment Platforms (“Platform Management Teams”) will be owned and controlled by Brookfield Renewable (or a Brookfield Account in which we are invested), other Brookfield Accounts and/or third parties, and will be established through recruitment, contract and/or the acquisition of one or more portfolio companies and/or assets. In certain cases, such as investments made by Brookfield Renewable (or Brookfield Accounts in which we invest) alongside third parties, the executives, officers, directors, shareholders and other personnel of the relevant Platform Management Teams will represent other financial investors with whom Brookfield Renewable (or Brookfield Accounts in which we invest) and Brookfield are not affiliated and whose interests could conflict with the interests of Brookfield Renewable (or Brookfield Accounts in which we invest) and/or have other interests that conflict with the interests of Brookfield Renewable (or Brookfield Accounts in which we invest). In addition, Platform Management Teams are expected to provide services to, and facilitate investments by, other Brookfield Accounts, including investments in which Brookfield Renewable (or Brookfield Accounts in which we invest) does not participate. The costs and expenses of Platform Management Teams will include, among others, overhead, personnel compensation, diligence and other operational costs and expenses incurred in connection with the development, organization, acquisition, support, and ongoing administration and management of the Platform Management Teams and related Investment Platforms. For the avoidance of doubt, compensation to be paid in respect of Platform Management Teams will include, among other components, carried interest, management promote, incentive fee and/or other performance-based compensation based on (or linked to) the profits of the relevant Investment Platforms, including profits realized in connection with the disposition of asset(s) and co-investments held alongside Brookfield Renewable (or a Brookfield Account in which we invest).
Among other things, Platform Management Teams are expected to participate in and/or advise on a range of activities related to investments, potential investments and/or Investment Platforms given their strategic and/or operational expertise, including, among others, activities in connection with (or with respect to) the origination, identification, assessment, pursuit, coordination, execution and consummation of investment opportunities, such as project planning, engineering and other technical analysis, securing site control, preparing and managing approvals and permits, financial analysis and managing related-stakeholder matters. These services give rise to additional conflicts of interest considerations because they are similar to the services provided by Brookfield to Brookfield Renewable (or a Brookfield Account in which we are invested). However, Brookfield deems these services to be appropriate for and value enhancing to the operations and/or management of investments and Investment Platforms and these services otherwise would be provided by third parties engaged to provide the services.
Brookfield Renewable (or a Brookfield Account in which we are invested) will bear its allocable share of Platform Management Teams’ costs and expenses (as determined by Brookfield, in its sole discretion, to be fair and reasonable) and such costs and expenses will be treated as expenses for Brookfield Renewable (or a Brookfield

Account in which we invest), investment-level expenses and/or broken deal expenses, as applicable. These costs and expenses will be in addition to the compensation payable to Brookfield, will not be shared with Brookfield Renewable (or Brookfield Accounts in which we invest) and/or the Unitholders (or be offset against compensation payable to Brookfield), will increase the overall costs and expenses borne indirectly by Brookfield Renewable (or Brookfield Accounts in which we invest), and are expected to be substantial.
From time to time, Platform Management Teams (or portions thereof) that are held by Brookfield Renewable (or a Brookfield Account in which we are invested) and/or portfolio companies could be transferred to other Brookfield Accounts (including Brookfield) for strategic, operational and/or other reasons, including reasons that relate solely to other Brookfield Accounts. Brookfield Renewable (or Brookfield Accounts in which we invest), its Investment Platforms, investments and/or Unitholders, will not be compensated for any such transfer.
See additional detail regarding: the methodologies that Brookfield will utilize for determining Brookfield Accounts’ (including of Brookfield Renewable (and of Brookfield Accounts in which we invest) and of Brookfield) allocable shares of such costs and expenses, and additional conflicts considerations regarding transactions with Brookfield related parties, in “Allocation of Costs and Expenses” and “Affiliated Services and Transactions.”
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
In addition, Brookfield Renewable and/or Brookfield Accounts in which we are invested may provide for the repayment of indebtedness and/or the satisfaction of guarantees on behalf of co-investment vehicles in connection with investments made by such vehicles alongside Brookfield Renewable or Brookfield Accounts that we are invested in. Brookfield Renewable or Brookfield Accounts in which we are invested may also use our credit facilities to issue letter of credits in connection with investments that are expected to be, or have been allocated to co-investment vehicles, and the co-investors would be expected to bear their share of any expenses incurred in connection with such letters of credit. However, in each scenario above, certain investors in such vehicles will benefit from such provision for repayment of indebtedness and/or the satisfaction of guarantees even though those investors do not provide the same level of credit support as Brookfield Renewable or the relevant Brookfield Account. In the event any such co-investment vehicle does not satisfy its share of any payment in respect of any such borrowing, Brookfield Renewable or the relevant Brookfield Account will be contractually obligated to satisfy its share even if Brookfield Renewable or the Brookfield Account does not have recourse against such co-investment vehicle. In addition, Brookfield Renewable or a Brookfield Account may provide a guarantee in connection with a potential or existing investment, and a Brookfield Account may replace Brookfield Renewable or another Brookfield Account as the guarantor.
•Other Activities of Brookfield and its Personnel. Brookfield and its personnel, including those that play key roles in managing our investment and other affairs (as well as the affairs of Brookfield Accounts that we invest in), spend a portion of their time on matters other than or only tangentially related to Brookfield Renewable and the Brookfield Accounts that we invest in. Their time is also spent on managing investment and other affairs of Brookfield and other Brookfield Accounts. Among others, the same professionals that are involved in sourcing and executing investments for Brookfield Renewable and Brookfield Accounts in which we are invested are responsible for sourcing and executing investments for Brookfield and other Brookfield Accounts, and have other responsibilities within Brookfield’s broader asset management business. As a result, Brookfield’s and its personnel’s other responsibilities are expected to conflict with their responsibilities to Brookfield Renewable and the Brookfield Accounts that we invest in. These potential conflicts will be exacerbated in situations where the employees have a greater economic interest (including via incentive compensation or other remuneration) in connection with certain responsibilities or certain accounts relative to other responsibilities and accounts (including Brookfield Renewable and Brookfield Accounts in which we invest), or where there are differences in proprietary investments in certain Brookfield Accounts relative to others (including Brookfield Renewable).

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
•Determinations of Value. Valuations of the investments or of property received in exchange for any investment that are calculated by Brookfield will be done in good faith in accordance with guidelines prepared in accordance with International Financial Reporting Standards or U.S. generally accepted accounting principles and reviewed by the independent accountants of Brookfield Renewable (or a Brookfield Account in which we invest). Valuations are subject to determinations, judgments, projections and opinions, and third parties or investors may disagree with such valuations. Accordingly, the carrying value of an investment will not necessarily reflect the price at which the investment could be sold in the market, and the difference between carrying value and the ultimate sales price could be material. Additionally, under certain limited circumstances set forth in the governing documents, distributions in kind of investments for which market quotations are not readily available could be made. The valuation of such investments will be determined by Brookfield in accordance with the governing documents.
The valuation of investments affects, under certain circumstances, Brookfield’s entitlement to incentive distributions from Brookfield Renewable and Brookfield Accounts in which we are invested, the amount of management fees that Brookfield collects from Brookfield Renewable and Brookfield Accounts in which we are invested and/or Brookfield’s marketing of and ability to raise future Brookfield Accounts. As a result, in certain circumstances, Brookfield would be incentivized to determine valuations that are higher than the actual fair value of the investments of Brookfield Renewable and Brookfield Accounts in which we invest. In particular, a decline in an investment’s value generally must be “permanent” before it is considered a write-down for purposes of impairing Brookfield’s ability to collect carried interest upon the receipt of proceeds from other investments. In addition, until an investment is written down to zero, the full amount of capital that was contributed to the investment would generally continue to be counted towards the management fee base, even if the investment’s valuation is close to zero. Accordingly, Brookfield is incentivized to determine that a decline in value of an investment is not necessarily “permanent”, and/or that a decline in value, even if substantial, does not result in the investment being written down to zero. However, valuations of investments will always be determined in accordance with Brookfield valuation policies (and/or the valuation methodology described in the applicable materials) and with regard to Brookfield’s fiduciary duties.
•Transactions with Investors. In light of the breadth of Brookfield’s operations and its significant institutional investor base, including investors that pursue investment programs and operations similar to Brookfield’s, Brookfield and Brookfield Accounts (including Brookfield Renewable) from time to time engage in transactions with prospective and actual investors in Brookfield Renewable and other Brookfield Accounts that entail business benefits to such investors. Such transactions may be entered into prior to, in connection with or after an investor’s investment in Brookfield Renewable or a Brookfield Account. The nature of such transactions can be diverse and may include benefits relating to Brookfield Renewable (or a Brookfield Account in which we invest), other Brookfield Accounts and their respective portfolio companies.
•Insurance. Brookfield has caused Brookfield Renewable and Brookfield Accounts in which we invest to purchase and/or bear premiums, fees, costs and expenses (including the premiums, costs, expenses and/or fees of Brookfield affiliates and non-affiliates) for insurance coverage and for placement and administration of insurance coverage for the benefit of Brookfield Renewable, Brookfield Accounts in which we invest, Brookfield and its affiliates (as service providers to Brookfield Accounts), their employees, affiliates, agents and representatives, as well as indemnified parties with respect to matters (including directors and officers liability insurance, errors and omissions insurance, and any other insurance which Brookfield determines to be required or market standard), or for the benefit of Brookfield Renewable and the Brookfield Accounts in which we invest, as well as to portfolio companies with respect to investment-related matters (including terrorism, property, title, liability, marine, environmental, professional, cyber, transactional, fire insurance and/or extended or specialized coverage).
Brookfield, Brookfield Accounts (including Brookfield Renewable and the Brookfield Accounts in which we invest) and their respective portfolio companies and other investments will utilize Brookfield affiliates for placement, administration, and provision of insurance coverage in connection with all or part of their insurance coverage and Brookfield Renewable (or a Brookfield Account in which we invest) is expected to leverage the scale of Brookfield by participating in shared, or umbrella, insurance policies as part of a broader group of entities affiliated with Brookfield (including Brookfield and other Brookfield Accounts). Any insurance policy purchased by or on behalf of Brookfield Renewable (or a Brookfield Account in which we invest) (including policies covering Brookfield Renewable, Brookfield Accounts in which we invest, Brookfield and other Brookfield Accounts) may provide coverage for situations where Brookfield Renewable (or a Brookfield Account in which we invest) would not provide indemnification, including situations involving culpable conduct by the Brookfield. Nonetheless, the share of the premiums, costs, fees and expenses of Brookfield Renewable (or a Brookfield Account in which we invest) in respect of insurance coverage will not be reduced to account for these types of situations. Where possible, Brookfield Renewable (and Brookfield Accounts in which we invest) generally leverage Brookfield’s scale by participating in shared, or umbrella, insurance policies that cover a broad group of entities (including Brookfield, other Brookfield Accounts and their portfolio companies) under a single policy.
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
Brookfield insurance companies (each, a “Captive”) that provide insurance coverage for Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest) and assets held directly or indirectly by Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest) generally will be utilized for all or a portion of insurance coverage needs (e.g., primary layer of insurance for certain assets, supplemental coverage to coverage provided by third-party carriers, etc.). Captives are expected to provide benefits to Brookfield Accounts that may not be available from a third-party insurance provider. In determining whether to utilize a Captive as an insurance provider for Brookfield Renewable, a Brookfield Accounts in which we invest and/or their investments, Brookfield will take into account such factors as it determines appropriate in its discretion under the then-existing facts-and-circumstances. It is expected that each Captive will charge premiums at the Affiliate Service Rate applicable to the insurance provided by such Captive. The determination of such rates will be based on third-party pricing data, pricing mandated by regulation, or an opinion of a third-party insurance adviser (including advisers that provide other insurance related services to Brookfield and the Brookfield Accounts). The engagement of a Captive will give rise to certain potential conflicts of interest, including in connection with the allocation of premiums and the evaluation and payment of claims. In order to mitigate potential conflicts of interest related thereto, an independent third-party insurance carrier generally will be responsible for claims management and payment.
Captives could seek reinsurance for all or a portion of the coverage, which could result in Brookfield earning and retaining fees, commissions and/or a portion of the premiums associated with such insurance while not retaining all or a commensurate portion of the risk insured. Captives may also earn and retain fees, commissions, and/or a portion of the premiums associated with insurance covering types of damages for which a government entity and/or other third party may reimburse the captive (e.g., damage caused by certain terrorist events), which may result in the captives not retaining all or a commensurate portion of the risk of insuring against such types of damage.
To the extent an insurance policy or Captive insurance policy provides coverage with respect to matters relating to Brookfield Renewable (or a Brookfield Account in which we invest) or their investments, all or a portion of the fees and expenses (including premiums) of such insurance policy and its placement will be allocated to Brookfield Renewable (or a Brookfield Account in which we invest) or their investments. The amount of any such insurance-related fees and expenses allocated to Brookfield Renewable (or a Brookfield Account in which we invest) or their investments will be determined by Brookfield in its discretion taking into consideration facts and circumstances deemed relevant, including in umbrella policies the value of each covered account’s investments and capital commitments (if applicable) and/or risk that the accounts and/or its investments pose to the insurance provider. While Brookfield expects to consider certain objective criteria when determining how to allocate the cost of insurance coverage that applies to multiple accounts (including Brookfield and Brookfield Accounts), because of the uncertainty of whether claims will arise in the future and the timing and the amount that may be involved in any such claim, the determination of how to allocate such fees and expenses also requires Brookfield to take into consideration other facts and circumstances that are more subjective in nature. In addition, because Brookfield will bear a portion of such fees and expenses and has differing investment interests in the Brookfield Accounts it manages, conflicts exist in the determination of the proper allocation of such fees and expenses among Brookfield and such accounts. It is unlikely that Brookfield will be able to accurately allocate the fees and expenses of any such insurance based on the actual claims of a particular account, including Brookfield Renewable (or a Brookfield Account in which we invest). Brookfield may, if it determines it to be necessary, consult with one or more third parties to ensure that the allocation of such fees and expenses is done in a fair and reasonable manner.
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
Brookfield on behalf of Brookfield Renewable (or a Brookfield Account in which we invest) may need to determine whether or not to initiate litigation (including potentially litigation adverse to Brookfield where it is the broker or provider of the insurance) in order to collect from an insurance provider, which may be lengthy and expensive and which ultimately may not result in a financial award. The potential for Brookfield to be a counterparty in any litigation or other proceedings regarding insurance claims creates a further potential conflict of interest. Furthermore, in providing insurance, Brookfield may seek reinsurance for all or a portion of the coverage, which could result in Brookfield earning and retaining fees and/or a portion of the premiums associated with such insurance while not retaining all or a commensurate portion of the risk insured. Brookfield will seek to allocate the costs of such insurance and proceeds from claims in respect of such insurance policies and manage or resolve any conflicts of interest, as applicable, in a manner it determines to be fair. In that regard, Brookfield may, if it determines it to be necessary, consult with one or more third parties in allocating such costs and proceeds and managing or resolving such conflicts.
Diverse Interests. In certain circumstances, the various types of investors in Brookfield Renewable as well as Brookfield Accounts in which we invest, including Brookfield, have conflicting investment, tax and other interests with respect to their interests. The conflicting interests of particular investors may relate to or arise from, among other things, the nature of investments made by Brookfield Renewable and Brookfield Accounts in which we invest, the structuring of the acquisition, ownership and disposition of investments, the timing of disposition of investments, the transfer or disposition by an investor of its investment, and the manner in which one or more investments are reported for tax purposes. As a consequence, conflicts of interest will arise in connection with Brookfield decisions regarding these matters, which may be adverse to investors in Brookfield Renewable generally (or to Brookfield Renewable in connection with its investments in Brookfield Accounts), or may be more beneficial to certain investors (including Brookfield) over others.
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
•Internal Audit. BAM and certain of its listed affiliates are publicly traded companies subject to requirements to maintain an internal audit function and to complete internal audit reviews of their investments and related operations. In certain instances, Brookfield Renewable (and Brookfield Accounts in which we invest) and portfolio companies of Brookfield Renewable (and Brookfield Accounts in which we invest) are expected to perform internal audit reviews of their operations and related activities, either in connection with their own regulatory requirements, because they are consolidated into Brookfield or one of its listed affiliates, or otherwise for corporate governance purposes, as determined by Brookfield. Such portfolio company internal audit work is expected to be carried out by the employees of such portfolio companies, by Brookfield employees and/or by third-party advisors, and the expenses related to such work by all such persons are generally expected to be charged to the portfolio company. While the product of such portfolio company internal audit work is expected to be relied on and utilized, where applicable, in meeting Brookfield’s and its listed affiliates’ internal audit obligations, Brookfield and its listed affiliates generally will not share in the expenses of such portfolio company internal audits (except in their capacity as indirect equity owners of the portfolio company).
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

MANAGEMENT AND RESOLUTION OF CONFLICTS
•Management and Resolution of Conflicts Generally. In the event that any matter arises that Brookfield determines in its good faith judgment to constitute an actual conflict of interest between Brookfield Renewable (or a Brookfield Account in which we invest), on the one hand, and Brookfield, Oaktree, an Oaktree Account or any existing or future Brookfield Account, on the other hand, Brookfield may, subject to internal Brookfield policies and the governing documents, take such actions as it deems necessary or appropriate, including such actions as described elsewhere herein, taking into consideration the interests of the relevant parties, the circumstances giving rise to the conflict and applicable law. Brookfield’s internal policies and protocols may be amended from time to time by Brookfield in its discretion without notice to or the consent of the Unitholders or any other person. Any such resolutions will take into consideration the interests of the relevant parties and the circumstances giving rise to the conflict.
•Brookfield Conflicts Management and Resolution Process. Brookfield is a global alternative asset manager with significant assets under management and a long history of owning, managing and operating assets, businesses and investment vehicles across various industries, sectors, geographies and strategies. In addition, Brookfield’s business activities continuously grow and evolve over time. As noted throughout this Form 20-F, a key element of the strategy of Brookfield Renewable (and of Brookfield Accounts in which we invest) is to leverage Brookfield’s experience, expertise, broad reach, relationships and position in the market for investment opportunities and deal flow, financial resources, access to capital markets and operating needs. Brookfield believes that this is in the best interest of Brookfield Renewable (and of Brookfield Accounts in which we invest) and their investments. However, being part of this broader (and evolving) platform, as well as activities of and other considerations relating to Brookfield Accounts, gives rise to conflicts of interest. Dealing with conflicts of interest is difficult and complex, and it is not possible to predict all of the types of conflicts that will arise over the course of the life of Brookfield Renewable (and of Brookfield Accounts in which we invest), particularly as a result of the potential growth and evolution of Brookfield’s business activities. Brookfield will monitor conflicts of interest as set out in this Form 20-F, in accordance with its fiduciary duty to Brookfield Renewable (and Brookfield Accounts in which we invest) and other Brookfield Accounts; however, conflicts will not necessarily be managed or resolved in a manner that is favorable to Brookfield Renewable (and Brookfield Accounts in which we invest).

In managing conflicts of interest situations that arise from time to time, Brookfield generally will be guided by its internal policies and procedures (as applicable) and applicable regulatory requirements, including its fiduciary obligations as set out in Brookfield Accounts’ offering documents. Among other things, Brookfield has formed a Conflicts Committee, which is comprised of senior Brookfield executives, to oversee the management and resolution of conflicts of interest considerations that arise in the management of Brookfield’s business activities, including management of Brookfield Renewable (and Brookfield Accounts in which we invest). The Conflicts Committee seeks to ensure that conflicts considerations are addressed in accordance with Brookfield’s internal policies and procedures and applicable regulatory requirements, including its fiduciary duties to Brookfield Accounts as set out in such accounts’ offering documents. In carrying out its responsibilities, the Conflicts Committee will, as it deems appropriate, review and approve specific matters presented to it and/or review and approve frameworks (and related parameters) for execution of particular types of transactions. In connection with the latter, the Conflicts Committee will (as it deems appropriate) appoint one or more individuals, pursuant to delegated authority, to oversee implementation of the frameworks and is deemed to approve transactions that are executed in accordance with pre-approved frameworks.
There can be no assurance that all conflicts of interest matters will be presented to the Conflicts Committee. In addition, the Conflicts Committee is comprised of senior executives of Brookfield that are not independent of Brookfield. As such, the Conflicts Committee itself is subject to conflicts of interest considerations. The Conflicts Committee will seek to act in good faith and to manage or resolve conflicts of interest considerations in a manner that it deems is fair and balanced, taking into account the facts and circumstances known to it at the time, and in accordance with Brookfield’s policies and procedures and applicable regulatory requirements. However, there is no guarantee that the Conflicts Committee will make a decision that is most beneficial or favorable to Brookfield Renewable (and Brookfield Accounts in which we invest) or the Unitholders in connection with any particular conflict situation, or that it would not have reached a different decision if additional information were available to it.
As noted elsewhere in this Form 20-F, Brookfield is not required to and generally does not expect to seek approval from the Managing General Partner’s board of directors or from other Unitholders to manage the conflicts of interest situations that will arise from time to time (including conflicts of interest situations that were not contemplated in this Form 20-F) unless required by applicable law or as otherwise set out in this Form 20-F or the governing documents. By acquiring Units in Brookfield Renewable (and Brookfield Accounts in which we invest), each Unitholder will be deemed to have acknowledged and agreed to Brookfield Renewable (and Brookfield Accounts in which we invest) being part of Brookfield’s broader platform, the strategy of Brookfield Renewable (and of Brookfield Accounts in which we invest) leveraging Brookfield’s broader platform, conflicts of interest situations (including situations not contemplated in this Form 20-F) arising in the course of the life of Brookfield Renewable (and of Brookfield Accounts in which we invest), Brookfield’s resolution of such conflicts situations as set out in this Form 20-F, and to have waived any and all claims with respect to the existence of any such conflicts of interest and any actions taken or proposed to be taken in respect thereof as set out herein.
The foregoing list of potential and actual conflicts of interest does not purport to be a complete enumeration or explanation of the conflicts attendant to an investment in Brookfield Renewable (or Brookfield Accounts in which we invest). Additional conflicts may exist that are not presently known to the Managing General Partner, Brookfield or their respective affiliates or are deemed immaterial. In addition, as the Brookfield Activities and the investment program of Brookfield Renewable (and Brookfield Accounts in which we invest) develop and change over time, an investment in Brookfield Renewable (or Brookfield Accounts in which we invest) may be subject to additional and different actual and potential conflicts of interest. Additional information about potential conflicts of interest regarding the Brookfield will be set forth in Brookfield’s Form ADV, which prospective investors should review prior to purchasing units. Prospective investors should consult with their own advisers regarding the possible implications on their investment in Brookfield Renewable (or Brookfield Accounts in which we invest) of the conflicts of interest described herein.
In certain circumstances, these transactions may be related party transactions for the purposes of, and subject to certain requirements of MI 61-101. MI 61-101 provides a number of circumstances in which a transaction between an issuer and a related party may be subject to valuation and minority approval requirements. An exemption from such requirements is available when the fair market value of the transaction is not more than 25% of the market capitalization of the issuer. BEP has been granted exemptive relief from the requirements of MI 61-101 that, subject to certain conditions, permits it to be exempt from the minority approval and valuation requirements for transactions that would have a value of less than 25% of BEP’s market capitalization, if Brookfield’s indirect equity interest in BEP, which is held in the form of Redeemable/Exchangeable partnership units, and the outstanding BEPC exchangeable shares, are included in the calculation of BEP’s market capitalization. As a result, the 25% threshold, above which the minority approval and valuation requirements apply, is increased to include the indirect interest in BEP held by Brookfield in the form of Redeemable/Exchangeable partnership units and the BEPC exchangeable shares that may be outstanding from time to time. BEP has also been granted relief from the requirements of MI 61-101 for any related party transactions of BEP with BEPC or any of BEPC’s subsidiaries, and BEPC has been granted relief from the requirements of MI 61-101 for any related party transactions of BEPC with BEP or any of its subsidiaries. BEPC has also been granted relief from the requirements of MI 61-101 for any related party transactions of BEPC with persons other than BEP or any of BEP’s subsidiaries, provided that, amongst other conditions, BEP complies with the requirements of MI 61-101 for each such related party transaction of BEPC as though BEP entered into such other related party transactions directly.
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
See Item 3.D. “Risk Factors — Risks Relating to Our Relationship with Brookfield”.
Other Related Party Transactions
The $400 million committed unsecured revolving credit facility provided by Brookfield has been extended for one year to December 2023. Canadian dollar borrowings bear interest at the Canadian prime rate plus 80 basis points, or the Canadian bankers acceptance rate plus 180 basis points, as applicable. U.S. dollar borrowings bear interest at LIBOR plus 180 basis points or at the U.S. base rate plus 80 basis points, as applicable. As at December 31, 2022, there were no draws on the committed unsecured revolving credit facility provided by Brookfield Corporation.
Brookfield, through a regulated subsidiary, provides certain reinsurance coverage to Brookfield Renewable through third-party commercial insurers for the benefit of certain Brookfield Renewable entities in North America. The premiums charged pursuant to these arrangements are at or lower than market rates and are held in reserve by Brookfield to be paid toward insured losses. For the year ended December 31, 2022, approximately $7.7 million of premiums were paid to Brookfield’s regulated subsidiary (2021: approximately $5.2 million).
In October 2022, Brookfield Renewable, together with institutional partners, formed a partnership with Cameco to acquire 100% of Westinghouse, one of the world’s largest nuclear services businesses, from our affiliate Brookfield Business Partners and its institutional partners for approximately $4.5 billion (up to $750 million net to Brookfield Renewable). The transaction was approved by the independent directors of Brookfield Renewable and is subject to customary closing conditions, with closing expected to occur in the second half of 2023. See Item 3.D “Risk Factors — Risks Relating to Our Growth Strategy”.
During the fourth quarter of 2022, Brookfield Renewable, together with institutional partners, sold a portfolio of investments, which included partial interests in consolidated subsidiaries, with an approximate fair value of $388 million, to an affiliate of Brookfield in exchange for securities of equal value. The portfolio of investments represented seed assets in a new product offering that Brookfield will be marketing and selling to third party investors which at that time will provide Brookfield Renewable the opportunity to, subject to certain conditions, monetize the securities to generate liquidity. The securities are recorded as financial instrument assets on the consolidated statements of financial position. The reduction in partial interests in consolidated subsidiaries will be reflected as an increase in non-controlling interests in operating subsidiaries on the consolidated statements of financial position.
As at December 31, 2022, the aggregate and largest amount of debt outstanding during the past three-year period to Brookfield by Brookfield Renewable’s key management and other applicable personnel, including any guarantees provided by Brookfield on behalf of such personnel, was approximately $0.834 million which loans bear interest at a minimum rate of 1.6%. The purpose of such loans is to enable certain Brookfield employees to fund certain near-term expenses without monetizing previously granted equity awards under Brookfield’s long-term share ownership plan, thereby preserving long-term alignment of such employees with Brookfield.
From time to time, Brookfield and its related entities may purchase securities sold by Brookfield Renewable and its affiliates as part of public offerings of such securities. Such purchases are typically made at the market price of such securities less any underwriting fee. Similarly, from time to time Brookfield Asset Management Reinsurance Partners L.P. (“Brookfield Reinsurance”) and its related entities may provide non-recourse financing to subsidiaries of Brookfield Renewable. Such financing is typically provided at the market rates and as at December 31, 2022, $93 million of non-recourse borrowings was due to Brookfield Reinsurance (2021: $51 million) and $7 million of corporate borrowings (2021: nil). Brookfield Reinsurance has also subscribed to tax equity financing of $6 million (2021: nil) and preferred limited partners equity of $15 million (2021: nil).
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
Dividend Policy
See Item 4.B “Business Operations — Our LP Unit Distribution Reinvestment Plan”, which contains information regarding our dividend policy. Also see Item 4.B “Business Operations — Distributions to Preferred Unitholders”.
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
9.B    PLAN OF DISTRIBUTION
Not applicable.
9.C    MARKETS
See Item 9.A. “Offer and Listing Details”. and Item 4.C “Organizational Structure - BRP Equity”. In addition, BEP’s Class A Preferred Limited Partnership Units, Series 17 are listed on the NYSE under the symbol “BEP PR A”, NA Holdco’s 4.625% Perpetual Subordinated Notes are listed on the NYSE under the symbol “BEPH” and NA Holdco’s 4.875% Perpetual Subordinated Notes are listed on the NYSE under the symbol “BEPI”.
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
The Series 18 Preferred Units will not be redeemable by BEP prior to April 30, 2027. On or after April 30, 2027, BEP may redeem for cash the Series 18 Preferred Units at C$26.00 per Series 18 Preferred Unit if redeemed prior to April 30, 2028, C$25.75 per Series 18 Preferred Unit if redeemed on or after April 30, 2028 but prior to April 30, 2029, C$25.50 per Series 18 Preferred Unit if redeemed on or after April 30, 2029 but prior to April 30, 2030, C$25.25 per Series 18 Preferred Unit if redeemed on or after April 30, 2030 but prior to April 30, 2031 and C$25.00 per Series 18 Preferred Unit if redeemed on or after April 30, 2031, in each case together with all accrued and unpaid distributions up to but excluding the date of payment or distribution. The Series 18 Preferred Units do not have a fixed maturity date and are not redeemable at the option of the Series 18 Preferred Unitholders.
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
Holders of the Series 18 Preferred Units are entitled to receive fixed cumulative preferential cash distributions, as and when declared by the Managing General Partner, payable quarterly on the last day of January, April, July and October in each year at an annual rate equal to 5.5%.
Holders of the Series 17 Preferred Units are entitled to receive fixed cumulative preferential cash distributions, as and when declared by the Managing General Partner, payable quarterly on the last day of January, April, July and October in each year at an annual rate equal to 5.25%.
Holders of the Series 15 Preferred Units are entitled to receive a cumulative quarterly fixed distribution at a rate of 5.75% annually for the initial period ending April 30, 2024. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the 5-year Government of Canada bond yield plus 3.94%, and (ii) 5.75%. Holders of Series 15 Preferred Units will have the right to reclassify their Series 15 Preferred Units, subject to certain conditions, into Series 16 Preferred Units. Holders of Series 16 Preferred Units will be entitled to receive a cumulative quarterly floating distribution at a rate equal to the 90-day Canadian Treasury Bill yield plus 3.94%.
Holders of the Series 13 Preferred Units are entitled to receive a cumulative quarterly fixed distribution at a rate of 5.00% annually for the initial period ending April 30, 2023. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the 5-year Government of Canada bond yield plus 3.00%, and (ii) 5.00%. Holders of Series 13 Preferred Units will have the right to reclassify their Series 13 Preferred Units, subject to certain conditions, into Series 14 Preferred Units. Holders of Series 14 Preferred Units will be entitled to receive a cumulative quarterly floating distribution at a rate equal to the 90-day Canadian Treasury Bill yield plus 3.00%.
Holders of the Series 7 Preferred Units are entitled to receive a cumulative quarterly fixed distribution at a rate of 5.50% annually for the period ending January 31, 2026. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the 5-year Government of Canada bond yield plus 4.47%, and (ii) 5.50%. Holders of Series 7 Preferred Units will have the right to reclassify their Series 7 Preferred Units, subject to certain conditions, into Series 8 Preferred Units. Holders of the Series 8 Preferred Units will be entitled to receive a cumulative quarterly floating distribution at a rate equal to the 90-day Canadian Treasury Bill yield plus 4.47%.
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

On April 14, 2022, the Amended and Restated Limited Partnership Agreement of BEP was amended to authorize and create the Series 18 Preferred Units. On the same date, BEP issued 6 million Series 18 Preferred Units and acquired 6 million BRELP Series 18 Preferred Units.
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

The table below sets forth all management fees and incentive distributions that have been earned for the year ended December 31:

(MILLIONS)	2022	2021	2020
Base management fee (1)	$243	$288	$212
Incentive distribution	94	80	65
	$337	$368	$277
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
In the event of the removal of the BRELP GP LP under circumstances where cause exists or withdrawal of the BRELP GP LP where that withdrawal violates the Amended and Restated Limited Partnership Agreement of BRELP, a successor general partner will have the option to purchase the general partnership interest of the BRELP GP LP for a cash payment equal to its fair market value. Under all other circumstances where the BRELP GP LP withdraws or is removed by the limited partners, BRELP GP LP will have the option to require the successor general partner to purchase the general partnership interest of BRELP GP LP for a cash payment equal to its fair market value. In each case, this fair market value will be determined by agreement between BRELP GP LP and the successor general partner. If no agreement is reached within 30 days of BRELP GP LP’s departure, its own investment banking firm or other independent expert selected by BRELP GP LP and the successor general partner will determine the fair market value. If BRELP GP LP and the successor general partner cannot agree upon an expert within 45 days of BRELP GP LP’s departure, then an expert chosen by agreement of the experts selected by each of them will determine the fair market value.
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
As of February 24, 2023, there were 172,229,046 BEPC exchangeable shares, 165 BEPC class B shares and 189,600,000 BEPC class C shares issued and outstanding. The BEPC exchangeable shares are listed on the TSX and on the NYSE under the symbol “BEPC”.

10.C    MATERIAL CONTRACTS
The following are the only material contracts, other than contracts entered into in the ordinary course of business, to which we have been a party within the past two years:
•Relationship Agreement, dated November 28, 2011, as thereafter amended, by and among BEP, BRELP, the Service Provider, Brookfield and others (see Item 7.B “Related Party Transactions — Relationship Agreement”).
•Registration Rights Agreement, dated November 28, 2011, between BEP and BRPI.
•Amended and Restated Indenture, dated November 23, 2011, among Canadian Finco, BNY Trust Company of Canada and The Bank of New York Mellon (see Item 4.C “Organizational Structure — Canadian Finco — 2011 Bond Indenture and Guarantees”).
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
•Energy Revenue Agreement, dated November 23, 2011, between BEM LP and BPUSHA (see Item 7.B “Related Party Transactions — Energy Revenue Agreement”).
•Amended and Restated Guarantee Indenture, dated November 25, 2011, by and among the Preference Share Guarantors from time to time party thereto, BRP Equity and Computershare Trust Company of Canada (Class A Preference Shares, Series 1) (see Item 10.B “Memorandum and Articles of Association — BRP Equity — Preference Share Guarantees”).
•Amended and Restated Guarantee Indenture, dated November 25, 2011, by and among the Preference Share Guarantors from time to time party thereto, BRP Equity and Computershare Trust Company of Canada (Class A Preference Shares, Series 2) (see Item 10.B “Memorandum and Articles of Association — BRP Equity — Preference Share Guarantees”).
•Guarantee Indenture, dated October 11, 2012, by and among the Preference Share Guarantors from time to time party thereto, BRP Equity and Computershare Trust Company of Canada (Class-A Preference Shares, Series 3) (see Item 10.B “Memorandum and Articles of Association — BRP Equity — Preference Share Guarantees”).
•Guarantee Indenture, dated October 11, 2012, by and among the Preference Share Guarantors from time to time party thereto, BRP Equity and Computershare Trust Company of Canada (Class A Preference Shares, Series 4) (see Item 10.B “Memorandum and Articles of Association — BRP Equity — Preference Share Guarantees”).
•Guarantee Indenture, dated January 29, 2013, by and among the Preference Share Guarantors from time to time party thereto, BRP Equity and Computershare Trust Company of Canada (Class A Preference Shares, Series 5) (see Item 10.B “Memorandum and Articles of Association — BRP Equity — Preference Share Guarantees”).
•Guarantee Indenture, dated May 1, 2013, by and among the Preference Share Guarantors from time to time party thereto, BRP Equity and Computershare Trust Company of Canada (Class A Preference Shares, Series 6) (see Item 10.B “Memorandum and Articles of Association — BRP Equity — Preference Share Guarantees”).
•Guarantee dated October 7, 2014, by Euro Holdco and BNY Trust Company of Canada (see Item 4.C “Organizational Structure — Canadian Finco — 2011 Bond Indenture and Guarantees”).

•Guarantee dated February 26, 2015, by Investco and BNY Trust Company of Canada (see Item 4.C “Organizational Structure — Canadian Finco — 2011 Bond Indenture and Guarantees”).
•Guarantee Indenture, dated November 25, 2015, by and among the Preferred Unit Guarantors, BEP and Computershare Trust Company of Canada (Series 7 Preferred Units) (see Item 10.B “Memorandum and Articles of Association — Description of our LP units, Preferred Units and the Amended and Restated Limited Partnership Agreement of BEP — Preferred Unit Guarantees”).
•Guarantee Indenture, dated November 25, 2015, by and among the Preferred Unit Guarantors, BEP and Computershare Trust Company of Canada (Series 8 Preferred Units) (see Item 10.B “Memorandum and Articles of Association — Description of our LP units, Preferred Units and the Amended and Restated Limited Partnership Agreement of BEP — Preferred Unit Guarantees”).
•Fourth Amended and Restated Limited Partnership Agreement of BEP, dated May 3, 2016, as thereafter amended (see Item 10.B “Memorandum and Articles of Association — Description of our LP units, Preferred Units and the Amended and Restated Limited Partnership Agreement of BEP”).
•Guarantee Indenture, dated January 16, 2018, by and among the Preferred Unit Guarantors, BEP and Computershare Trust Company of Canada (Series 13 Preferred Units) (see Item 10.B “Memorandum and Articles of Association — Description of our LP units, Preferred Units and the Amended and Restated Limited Partnership Agreement of BEP — Preferred Unit Guarantees”).
•Guarantee Indenture, dated January 16, 2018, by and among the Preferred Unit Guarantors, BEP and Computershare Trust Company of Canada (Series 14 Preferred Units) (see Item 10.B “Memorandum and Articles of Association — Description of our LP units, Preferred Units and the Amended and Restated Limited Partnership Agreement of BEP — Preferred Unit Guarantees”).
•Guarantee Indenture, dated March 11, 2019, by and among the Preferred Unit Guarantors, BEP and Computershare Trust Company of Canada (Series 15 Preferred Units) (see Item 10.B “Memorandum and Articles of Association — Description of our LP units, Preferred Units and the Amended and Restated Limited Partnership Agreement of BEP — Preferred Unit Guarantees”).
•Guarantee Indenture, dated March 11, 2019, by and among the Preferred Unit Guarantors, BEP and Computershare Trust Company of Canada (Series 16 Preferred Units) (see Item 10.B “Memorandum and Articles of Association — Description of our LP units, Preferred Units and the Amended and Restated Limited Partnership Agreement of BEP — Preferred Unit Guarantees”).
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
•Fourth Amended and Restated Limited Partnership Agreement of BRELP, dated December 30, 2020, as thereafter amended (see Item 10.B “Memorandum and Articles of Association — Description of the Amended and Restated Limited Partnership Agreement of BRELP”).
•Indenture, dated April 15, 2021, by and among NA Holdco, Perpetual Note Guarantors and Computershare Trust Company, N.A. (see Item 4.C “Organizational Structure — NA Holdco”).
•First Supplemental Indenture, dated April 15, 2021, by and among NA Holdco, Perpetual Note Guarantors and Computershare Trust Company, N.A. (see Item 4.C “Organizational Structure — NA Holdco”).
•Indenture, dated August 11, 2021, between Canadian Finco and Computershare Trust Company of Canada (see Item 4.C “Organizational Structure — Canadian Finco — 2021 Bond Indenture and Guarantees”).

•Guarantee, dated August 11, 2021, by and among Canadian Bond Guarantors (see Item 4.C “Organizational Structure — Canadian Finco — 2021 Bond Indenture and Guarantees”).
•Second Supplemental Indenture, dated December 9, 2021, by and among NA Holdco, Perpetual Note Guarantors and Computershare Trust Company, N.A. (see Item 4.C “Organizational Structure — NA Holdco”).
•Guarantee Indenture, dated April 14, 2022, by and among the Preferred Unit Guarantors, BEP and Computershare Trust Company of Canada (Series 18 Preferred Units) (see Item 10.B “Memorandum and Articles of Association — Description of our LP units, Preferred Units and the Amended and Restated Limited Partnership Agreement of BEP — Preferred Unit Guarantees”).
•Fourth Amended and Restated Master Services Agreement, dated June 30, 2022, as thereafter amended, by and among Brookfield Corporation, BEP, BEPC, BRELP and others (see Item 6.A “Directors and Senior Management — Our Master Services Agreement”).
•First Supplemental Indenture, dated November 9, 2022, by and among Canadian Finco and Computershare Trust Company of Canada (see Item 4.C “Organizational Structure — Canadian Finco — 2021 Bond Indenture and Guarantees”).
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
Certain Material U.S. Federal Income Tax Considerations
This summary discusses certain material United States federal income tax considerations for LP unitholders relating to the ownership and disposition of LP units as of the date hereof. This summary is based on provisions of the U.S. Internal Revenue Code, on the Treasury Regulations promulgated under the U.S. Internal Revenue Code, and on published administrative rulings, judicial decisions and other applicable authorities, all as in effect on the date hereof and all of which are subject to change at any time, possibly with retroactive effect. This summary is necessarily general and may not apply to all categories of investors, some of whom may be subject to special rules, including, without limitation, persons that own (directly, indirectly or constructively, applying certain attribution rules) 5% or more of our LP units, dealers in securities or currencies, financial institutions or financial services entities, mutual funds, life insurance companies, persons that hold LP units as part of a straddle, hedge, constructive sale or conversion transaction with other investments, persons whose LP units are loaned to a short seller to cover a short sale of LP units, persons whose functional currency is not the U.S. dollar, persons who have elected mark-to-market accounting, persons who hold LP units through a partnership or other entity classified as a partnership for U.S. federal income tax purposes, persons for whom LP units are not a capital asset, persons who are liable for the alternative minimum tax and certain U.S. expatriates or former long-term residents of the United States. This summary does not address any tax consequences to holders of Preferred Units. Tax-exempt organizations are addressed separately below. The actual tax consequences of the ownership and disposition of LP units will vary depending on an LP unitholder’s individual circumstances.

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
If a partnership holds LP units, the tax treatment of a partner of such partnership generally will depend upon the status of the partner and the activities of the partnership. Partners of partnerships that hold LP units should consult their own tax advisers.
This discussion does not constitute tax advice and is not intended to be a substitute for tax planning. Each LP unitholder should consult its own tax adviser concerning the U.S. federal, state and local income tax consequences particular to the ownership and disposition of LP units, as well as any tax consequences under the laws of any other taxing jurisdiction.
Partnership Status of BEP and BRELP
Each of BEP and BRELP has made a protective election to be classified as a partnership for U.S. federal tax purposes. An entity that is treated as a partnership for U.S. federal tax purposes generally incurs no U.S. federal income tax liability. Instead, each partner generally is required to take into account its allocable share of items of income, gain, loss, deduction, or credit of the partnership in computing its U.S. federal income tax liability, regardless of whether cash distributions are made. Distributions of cash by a partnership to a partner generally are not taxable unless the amount of cash distributed to a partner is in excess of the partner’s adjusted basis in its partnership interest.
An entity that would otherwise be classified as a partnership for U.S. federal income tax purposes may nonetheless be taxable as a corporation if it is a “publicly traded partnership”, unless an exception applies to that entity. LP units are publicly traded. However, an exception, referred to as the “Qualifying Income Exception”, exists with respect to a publicly traded partnership if (i) at least 90% of such partnership’s gross income for every taxable year consists of “qualifying income” and (ii) the partnership would not be required to register under the Investment Company Act if it were a U.S. corporation. Qualifying income includes certain interest income, dividends, real property rents, gains from the sale or other disposition of real property, and any gain from the sale or disposition of a capital asset or other property held for the production of income that otherwise constitutes qualifying income.
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
If BEP were treated as a corporation in any taxable year, either as a result of a failure to meet the Qualifying Income Exception, an election by the Managing General Partner or otherwise, BEP’s items of income, gain, loss, deduction, or credit would be reflected only on BEP’s tax return rather than being passed through to LP unitholders, and BEP would be subject to U.S. corporate income tax and potentially branch profits tax with respect to its income, if any, effectively connected with a U.S. trade or business. Moreover, under certain circumstances, BEP might be classified as a PFIC for U.S. federal income tax purposes, and a U.S. Holder would be subject to the rules applicable to PFICs discussed below. See “— Consequences to U.S. Holders — Passive Foreign Investment Companies”. Subject to the PFIC rules, distributions made to U.S. Holders would be treated as taxable dividend income to the extent of BEP’s current or accumulated earnings and profits. Any distribution in excess of current and accumulated earnings and profits would first be treated as a tax-free return of capital to the extent of a U.S. Holder’s adjusted tax basis in its LP units. Thereafter, to the extent such distribution were to exceed a U.S. Holder’s adjusted tax basis in its LP units, the distribution would be treated as gain from the sale or exchange of such LP units. The amount of a distribution treated as a dividend could be eligible for reduced rates of taxation, provided certain conditions are met. In addition, dividends, interest and certain other passive income received by BEP with respect to U.S. investments generally would be subject to U.S. withholding tax at a rate of 30% (although certain Non-U.S. Holders nevertheless might be entitled to certain treaty benefits in respect of their allocable share of such income), and U.S. Holders would not be allowed a tax credit with respect to any such tax withheld. In addition, the “portfolio interest” exemption would not apply to certain interest income of BEP (although certain Non-U.S. Holders nevertheless might be entitled to certain treaty benefits in respect of their allocable share of such income). Depending on the circumstances, additional adverse U.S. federal income tax consequences could result under the Treasury Regulations under Section 385 of the U.S. Internal Revenue Code or other provisions of the U.S. Internal Revenue Code, as implemented by the Treasury Regulations and IRS administrative guidance. Based on the foregoing consequences, the treatment of BEP as a corporation could materially reduce a holder’s after-tax return and therefore could result in a substantial reduction of the value of LP units. If BRELP were to be treated as a corporation for U.S. federal income tax purposes, consequences similar to those described above would apply to BEP’s interests in BRELP.
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
With respect to U.S. Holders who are individuals, certain dividends paid by a corporation (including certain qualified foreign corporations) to BEP and that are allocable to such U.S. Holders may qualify for reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of specified income tax treaties with the United States. In addition, a foreign corporation is treated as a qualified corporation with respect to its shares that are readily tradable on an established securities market in the United States. Among other exceptions, U.S. Holders who are individuals will not be eligible for reduced rates of taxation on any dividends if the payer is a PFIC for the taxable year in which such dividends are paid or for the preceding taxable year. Dividends received by non-corporate U.S. Holders may be subject to an additional Medicare tax on unearned income of 3.8% (see “— Medicare Tax” below). U.S. Holders that are corporations generally will not be entitled to a “dividends received deduction” in respect of dividends paid by non-U.S. corporations in which BEP (through BRELP) owns stock. Each U.S. Holder should consult its own tax adviser regarding the application of the foregoing rules in light of its particular circumstances.
For U.S. federal income tax purposes, a U.S. Holder’s allocable share of BEP’s items of income, gain, loss, deduction, or credit will be governed by the Amended and Restated Limited Partnership Agreement of BEP if such allocations have “substantial economic effect” or are determined to be in accordance with such U.S. Holder’s interest in BEP. Similarly, BEP’s allocable share of items of income, gain, loss, deduction, or credit of BRELP will be governed by the Amended and Restated Limited Partnership Agreement of BRELP if such allocations have “substantial economic effect” or are determined to be in accordance with BEP’s interest in BRELP. The Managing General Partner and the BRELP General Partner believe that, for U.S. federal income tax purposes, such allocations should be given effect, and the Managing General Partner and the BRELP General Partner intend to prepare and file tax returns based on such allocations. If the IRS were to successfully challenge the allocations made pursuant to either the Amended and Restated Limited Partnership Agreement of BEP or the Amended and Restated Limited Partnership Agreement of BRELP, the resulting allocations for U.S. federal income tax purposes might be less favorable than the allocations set forth in such agreements.
Basis
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
Limits on deductions for losses and expenses
A U.S. Holder’s deduction of its allocable share of BEP’s losses will be limited to such U.S. Holder’s tax basis in LP units and, if the holder is an individual or a corporate holder that is subject to the “at risk” rules, to the amount for which the holder is considered to be “at risk” with respect to BEP’s activities, if that is less than such U.S. Holder’s tax basis. In general, a U.S. Holder will be at risk to the extent of such holder’s tax basis in LP units, reduced by (i) the portion of that basis attributable to such U.S. Holder’s share of BEP’s liabilities for which the holder will not be personally liable (excluding certain qualified non-recourse financing) and (ii) any amount of money the U.S. Holder borrows to acquire or hold LP units, if the lender of those borrowed funds owns an interest in BEP, is related to the U.S. Holder, or can look only to LP units for repayment. A U.S. Holder’s at-risk amount generally will increase by such U.S. Holder’s allocable share of BEP’s income and gain and decrease by distributions received from BEP and such U.S. Holder’s allocable share of losses and deductions. A U.S. Holder must recapture losses deducted in previous years to the extent that distributions cause such U.S. Holder’s at-risk amount to be less than zero at the end of any taxable year. Losses disallowed or recaptured as a result of these limitations will carry forward and will be allowable to the extent that such U.S. Holder’s tax basis or at-risk amount, whichever is the limiting factor, subsequently increases. Upon the taxable disposition of LP units, any gain recognized by a U.S. Holder can be offset by losses that were previously suspended by the at-risk limitation, but may not be offset by losses suspended by the basis limitation. Any excess loss above the gain previously suspended by the at-risk or basis limitations may no longer be used. An additional limitation may apply to the deduction of certain “excess business losses” by non-corporate U.S. Holders for taxable years beginning after December 31, 2020, and before January 1, 2029.
Each U.S. Holder should consult its own tax adviser regarding the limitations on the deductibility of losses under the U.S. Internal Revenue Code.

Limitations on deductibility of organizational expenses and syndication fees
In general, neither BEP nor any U.S. Holder may deduct organizational or syndication expenses. Similar rules apply to organizational or syndication expenses incurred by BRELP. Syndication fees (which would include any sales or placement fees or commissions) must be capitalized and cannot be amortized or otherwise deducted.
Limitations on interest deductions
A U.S. Holder’s share of BEP’s interest expense, if any, is likely to be treated as “investment interest” expense. For a non-corporate U.S. Holder, the deductibility of “investment interest” expense generally is limited to the amount of such holder’s “net investment income”. Net investment income includes gross income from property held for investment and amounts treated as portfolio income under the passive loss rules, less deductible expenses, other than interest, directly connected with the production of investment income, but generally does not include gains attributable to the disposition of property held for investment. A U.S. Holder’s share of BEP’s dividend and interest income will be treated as investment income, although “qualified dividend income” subject to reduced rates of tax in the hands of an individual will only be treated as investment income if such individual elects to treat such dividend as ordinary income not subject to reduced rates of tax. In addition, state and local tax laws may disallow deductions for a U.S. Holder’s share of BEP’s interest expense. Under Section 163(j) of the U.S. Internal Revenue Code, additional limitations may apply to a corporate U.S. Holder’s share of BEP’s interest expense, if any.
Deductibility of partnership investment expenditures by individual partners and by trusts and estates
Individuals and certain estates and trusts are not permitted to claim miscellaneous itemized deductions for taxable years beginning after December 31, 2017, and before January 1, 2026. Such miscellaneous itemized deductions may include the operating expenses of BEP, including BEP’s allocable share of any management fees.
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
Each U.S. Holder who acquires LP units at different times and intends to sell all or a portion of our LP units within a year of the most recent purchase is urged to consult its own tax adviser regarding the application of certain “split holding period” rules to such sale and the treatment of any gain or loss as long-term or short-term capital gain or loss.
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
Section 754 Election
BEP and BRELP have each made the election permitted by Section 754 of the U.S. Internal Revenue Code (the “Section 754 Election”). The Section 754 Election cannot be revoked without the consent of the IRS. The Section 754 Election generally requires BEP to adjust the tax basis in its assets, or inside basis, attributable to a transferee of LP units under Section 743(b) of the U.S. Internal Revenue Code to reflect the purchase price paid by the transferee for LP units. This election does not apply to a person who purchases LP units directly from BEP. For purposes of this discussion, a transferee’s inside basis in BEP’s assets will be considered to have two components: (i) the transferee’s share of BEP’s tax basis in BEP’s assets, or common basis, and (ii) the adjustment under Section 743(b) of the U.S. Internal Revenue Code to that basis. The foregoing rules would also apply to BRELP.
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
The calculations involved in the Section 754 Election are complex, and the Managing General Partner and the BRELP General Partner advise that each will make such calculations on the basis of assumptions as to the value of BEP assets and other matters. Each U.S. Holder should consult its own tax adviser as to the effects of the Section 754 Election.
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
Foreign Currency Gain or Loss
BEP’s functional currency is the U.S. dollar, and BEP’s income or loss is calculated in U.S. dollars. It is likely that BEP will recognize “foreign currency” gain or loss with respect to transactions involving non-U.S. dollar currencies. In general, foreign currency gain or loss is treated as ordinary income or loss. Each U.S. Holder should consult its own tax adviser regarding the tax treatment of foreign currency gain or loss.
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
Subject to certain elections described below, any gain on the disposition of stock of a PFIC owned by a U.S. Holder indirectly through BEP, as well as income realized on certain “excess distributions” by the PFIC, would be treated as though realized ratably over the shorter of the U.S. Holder’s holding period of LP units or BEP’s holding period for the PFIC. Such gain or income generally would be taxable as ordinary income, and dividends paid by the PFIC would not be eligible for the preferential tax rates for dividends paid to non-corporate U.S. Holders. In addition, an interest charge would apply, based on the tax deemed deferred from prior years.
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
In the case of a PFIC that is a publicly traded foreign company, and in lieu of making a QEF Election, an election may be made to “mark-to-market” the stock of such foreign company on an annual basis (a “Mark-to-Market Election”). Pursuant to such an election, a U.S. Holder would include in each year as ordinary income the excess, if any, of the fair market value of such stock over its adjusted basis at the end of the taxable year. Except for BEP and Brookfield Renewable Corporation, none of the existing BEP entities are expected to be publicly traded, although BEP may in the future acquire interests in PFICs which are publicly traded foreign companies. Thus, the

Mark-to-Market Election generally is not expected to be available to any U.S. Holder in respect of its indirect ownership interest in any foreign corporation owned by BEP.
Based on the organizational structure of BEP, as well as BEP’s expected income and assets, the Managing General Partner and the BRELP General Partner currently believe that a U.S. Holder is unlikely to be regarded as owning an interest in a PFIC solely by reason of owning LP units during the taxable year ending December 31, 2023. However, there can be no assurance that an existing BEP entity or a future entity in which BEP acquires an interest will not be classified as a PFIC with respect to a U.S. Holder, because PFIC status is a factual determination that depends on the assets and income of a given entity and must be made on an annual basis. Moreover, in order to ensure that it satisfies the Qualifying Income Exception, among other reasons, BEP may decide to hold an existing or future Operating Entity through a Holding Entity that would be classified as a PFIC. See “— Investment Structure” below.
Subject to certain exceptions, a U.S. person who directly or indirectly owns an interest in a PFIC generally is required to file an annual report with the IRS, and the failure to file such report could result in the imposition of penalties on such U.S. person and in the extension of the statute of limitations with respect to federal income tax returns filed by such U.S. person. The application of the PFIC rules to U.S. Holders is uncertain in certain respects. Each U.S. Holder should consult its own tax adviser regarding the application of the PFIC rules, including the foregoing filing requirements and the advisability of making a QEF Election or, if applicable, a Mark-to-Market Election, with respect to any PFIC in which such holder is treated as owning an interest through BEP.
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
U.S. Withholding Taxes
Although each U.S. Holder is required to provide BEP with an IRS Form W-9, we nevertheless may be unable to accurately or timely determine the tax status of our LP unitholders for purposes of obtaining reduced rates of withholding. Accordingly, because BEP and BRELP are foreign partnerships, and neither BEP nor BRELP has entered into an agreement with the IRS to act as a “withholding foreign partnership” for U.S. federal income tax purposes, any payment of an amount which is subject to U.S. federal withholding generally will be subject to U.S. withholding at a rate of 30%. A U.S. Holder would be able to treat as a credit such holder’s allocable share of any U.S. withholding taxes paid in the taxable year in which such withholding taxes were paid and, as a result, might be entitled to a refund of such taxes from the IRS. In the event a U.S. Holder transfers or otherwise disposes of some or all of such holder’s LP units, special rules might apply for purposes of determining whether such holder or the transferee of such LP units is subject to U.S. withholding taxes in respect of income allocable to, or distributions made on account of, such LP units or entitled to refunds of any such taxes withheld. See “— Administrative Matters — Certain Effects of a Transfer of LP units” below. Each U.S. Holder should consult its own tax adviser regarding the treatment of U.S. withholding taxes.
Taxes in Other Jurisdictions
In addition to U.S. federal income tax consequences, an investment in BEP could subject a U.S. Holder to U.S. state and local taxes in the U.S. state or locality in which such holder is a resident for tax purposes. A U.S. Holder could also be subject to tax return filing obligations and income, franchise, or other taxes, including withholding taxes, in non-U.S. jurisdictions in which BEP invests. BEP will attempt, to the extent reasonably practicable, to structure its operations and investments so as to avoid income tax filing obligations by U.S. Holders in non-U.S. jurisdictions. However, there may be circumstances in which BEP is unable to do so. Income or gain from investments held by BEP may be subject to withholding or other taxes in jurisdictions outside the U.S., except to the extent an income tax treaty applies. A U.S. Holder who wishes to claim the benefit of an applicable income tax treaty might be required to submit information to tax authorities in such jurisdictions. Each U.S. Holder should consult its own tax adviser regarding the U.S. state, local, and non-U.S. tax consequences of an investment in BEP.
Transferor/Transferee Allocations
BEP may allocate items of income, gain, loss and deduction using a monthly convention, whereby any such items recognized in a given month by BEP are allocated to our LP unitholders as of a specified date of such month. As a result, a U.S. Holder who transfers LP units might be allocated income, gain, loss and deduction realized by BEP after the date of the transfer. Similarly, if a U.S. Holder acquires additional LP units, such holder may be allocated income, gain, loss and deduction realized by BEP prior to such U.S. Holder’s ownership of such LP units.
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
U.S. Federal Estate Tax Consequences
If LP units are included in the gross estate of a U.S. citizen or resident for U.S. federal estate tax purposes, then a U.S. federal estate tax might be payable in connection with the death of such person. Individual U.S. Holders should consult its own tax advisers concerning the potential U.S. federal estate tax consequences with respect to LP units.
Certain Reporting Requirements
A U.S. Holder who invests more than $100,000 in BEP may be required to file IRS Form 8865 reporting the investment with such U.S. Holder’s U.S. federal income tax return for the year that includes the date of the investment. A U.S. Holder may be subject to substantial penalties if it fails to comply with this and other information reporting requirements with respect to an investment in LP units. Each U.S. Holder should consult its own tax adviser regarding such reporting requirements.
U.S. Taxation of Tax-Exempt U.S. Holders of LP Units
Income recognized by a U.S. tax-exempt organization is exempt from U.S. federal income tax, except to the extent of the organization’s UBTI. UBTI is defined generally as any gross income derived by a tax-exempt organization from an unrelated trade or business that it regularly carries on, less the deductions directly connected with that trade or business. In addition, income arising from a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) that holds operating assets or is otherwise engaged in a trade or business generally will constitute UBTI. Notwithstanding the foregoing, UBTI generally does not include any dividend income, interest income, certain other categories of passive income, or capital gains realized by a tax-exempt organization, so long as such income is not “debt-financed”, as discussed below. The Managing General Partner believes that BEP should not be regarded as engaged in a trade or business, and anticipates that any operating assets held by BEP will be held through entities that are treated as corporations for U.S. federal income tax purposes.
The exclusion from UBTI does not apply to income from “debt-financed property”, which is treated as UBTI to the extent of the percentage of such income that the average acquisition indebtedness with respect to the property bears to the average tax basis of the property for the taxable year. If an entity treated as a partnership for U.S. federal income tax purposes incurs acquisition indebtedness, a tax-exempt partner in such partnership will be deemed to have acquisition indebtedness equal to its allocable portion of such acquisition indebtedness. If any such indebtedness were used by BEP or by BRELP to acquire property, such property generally would constitute debt-financed property, and any income from or gain from the disposition of such debt-financed property allocated to a tax-exempt organization generally would constitute UBTI to such tax-exempt organization. In addition, even if such indebtedness were not used either by BEP or by BRELP to acquire property but were instead used to fund distributions to LP unitholders, if a tax-exempt organization subject to taxation in the United States were to use such proceeds to make an investment outside BEP, the IRS might assert that such investment constitutes debt-financed property to such LP unitholder with the consequences noted above. BEP and BRELP currently do not have any outstanding indebtedness used to acquire property, and the Managing General Partner and the BRELP General Partner do not believe that BEP or BRELP will generate UBTI attributable to debt-financed property in the future. Moreover, the Managing General Partner and the BRELP General Partner intend to use commercially reasonable efforts to structure the activities of BEP and BRELP, respectively, to avoid generating income connected with the conduct of a trade or business (which income generally would constitute UBTI to the extent allocated to a tax-exempt organization). However, neither BEP nor BRELP is prohibited from incurring indebtedness, and no assurance can be provided that neither BEP nor BRELP will generate UBTI attributable to debt-financed property in the future. Tax-exempt U.S. Holders should consult their own tax advisers regarding the tax consequences of an investment in LP units.
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
In addition, if, as anticipated, BEP is not engaged in a U.S. trade or business, the amount realized by a Non-U.S. Holder upon the disposition of LP units generally will not be subject to U.S. federal income tax, including U.S. federal withholding tax. Under Section 1446(f) of the U.S. Internal Revenue Code, the transferee of an interest in a partnership that is engaged in a U.S. trade or business generally is required to withhold 10% of the amount realized by the transferor, unless the transferor certifies that it is not a foreign person. In the case of a transfer of an interest in a publicly traded partnership effected through a broker, the broker bears the primary responsibility for such withholding. Moreover, if Section 1446(f) of the U.S. Internal Revenue Code applies, a broker may be required to withhold 10% of the amount of a distribution exceeding a publicly traded partnership’s cumulative net income. However, under Treasury Regulations, no withholding is required if the broker properly relies on a certification made by a publicly traded partnership in a “qualified notice” that the “10-percent exception” applies. The 10-percent exception applies to a transfer of a publicly traded interest in a publicly traded partnership if: (i) the publicly traded partnership was not engaged in a U.S. trade or business at any time during a specified period of time; or (ii) upon a hypothetical sale of the publicly traded partnership’s assets at fair market value, (1) the amount of net gain that would have been effectively connected with the conduct of a trade or business within the United States would be less than 10% of the total net gain, or (2) no gain would have been effectively connected with the conduct of a trade or business in the United States.
Based on the intention of the Managing General Partner and the BRELP General Partner to use commercially reasonable efforts to structure the activities of BEP and BRELP, respectively, to avoid the realization of income treated as effectively connected with a U.S. trade or business, the Managing General Partner has provided and intends to continue to provide timely qualified notices on a quarterly basis certifying that the 10-percent exception applies, so that no withholding under Section 1446(f) of the U.S. Internal Revenue Code applies to a Non-U.S. Holder’s sale or other disposition of LP units effected through a broker or to any distributions on LP units.

However, there can be no assurance that the law will not change or that the IRS will not deem BEP to be engaged in a U.S. trade or business. If, contrary to the Managing General Partner’s expectations, BEP is treated as engaged in a U.S. trade or business, then a Non-U.S. Holder generally would be required to file a U.S. federal income tax return, even if no effectively connected income were allocable to it. If BEP were to have income treated as effectively connected with a U.S. trade or business, then a Non-U.S. Holder would be required to report that income and would be subject to U.S. federal income tax at the regular graduated rates. In addition, the amount of distribution to a Non-U.S. Holder attributable to such effectively connected income generally would be subject to withholding at the highest applicable effective tax rate. A corporate Non-U.S. Holder might also be subject to branch profits tax at a rate of 30%, or at a lower treaty rate, if applicable. If, contrary to expectation, BEP were engaged in a U.S. trade or business, then gain or loss from the sale of LP units by a Non-U.S. Holder would be treated as effectively connected with such trade or business to the extent that such Non-U.S. Holder would have had effectively connected gain or loss had BEP sold all of its assets at their fair market value as of the date of such sale. In such case, any such effectively connected gain generally would be taxable at the regular graduated U.S. federal income tax rates, and the amount realized from any such sale by a Non-U.S. Holder, as well as the amount of any distribution exceeding BEP’s cumulative net income, generally would be subject to the 10% U.S. federal withholding tax under Section 1446(f) of the U.S. Internal Revenue Code.
In general, even if BEP is not engaged in a U.S. trade or business, and assuming a Non-U.S. Holder is not otherwise engaged in a U.S. trade or business, such holder will nonetheless be subject to a withholding tax of 30% on the gross amount of certain U.S.-source income which is not effectively connected with a U.S. trade or business. Income subjected to such a flat tax rate is income of a fixed or determinable annual or periodic nature, including dividends and certain interest income. Such withholding tax may be reduced or eliminated with respect to certain types of income under an applicable income tax treaty between the United States and a Non-U.S. Holder’s country of residence or under the “portfolio interest” rules or other provisions of the U.S. Internal Revenue Code, provided that such holder properly certifies its eligibility for such treatment. Notwithstanding the foregoing, and although each Non-U.S. Holder is required to provide BEP an IRS Form W-8, BEP nevertheless may be unable to accurately or timely determine the tax status of our LP unitholders for purposes of establishing whether reduced rates of withholding apply to some or all of our LP unitholders. In such a case, a Non-U.S. Holder’s allocable share of distributions of U.S.-source dividend and interest income will be subject to U.S. withholding tax at a rate of 30%. Further, if a Non-U.S. Holder would not be subject to U.S. tax based on its tax status or otherwise were eligible for a reduced rate of U.S. withholding, such holder might need to take additional steps to receive a credit or refund of any excess withholding tax paid on its account, which could include the filing of a non-resident U.S. income tax return with the IRS. Among other limitations applicable to claiming treaty benefits, if a Non-U.S. Holder resides in a treaty jurisdiction which does not treat BEP as fiscally transparent, such holder might not be eligible to receive a refund or credit of excess U.S. withholding taxes paid on its account. In the event a Non-U.S. Holder transfers or otherwise disposes of some or all of its LP units, special rules may apply for purposes of determining whether the holder or the transferee of the LP units is subject to U.S. withholding taxes in respect of income allocable to, or distributions made on account of, such LP units or entitled to refunds of any such taxes withheld. See below “— Administrative Matters — Certain Effects of a Transfer of LP Units”. Each Non-U.S. Holder should consult its own tax adviser regarding the treatment of U.S. withholding taxes.
Special rules may apply in the case of any Non-U.S. Holder (i) that has an office or fixed place of business in the United States; (ii) that is present in the United States for 183 days or more in a taxable year; or (iii) that is (a) a former citizen or long-term resident of the United States, (b) a foreign insurance company that is treated as holding a partnership interest in BEP in connection with its U.S. business, (c) a PFIC, (d) a “controlled foreign corporation” for U.S. federal income tax purposes, or (e) a corporation that accumulates earnings to avoid U.S. federal income tax. Each Non-U.S. Holder should consult its own tax adviser regarding the application of these special rules.
Administrative Matters
Information Returns and Audit Procedures
BEP has agreed to use commercially reasonable efforts to provide U.S. tax information on its website (including IRS Schedule K-1 information needed to determine an LP unitholder’s allocable share of BEP’s income, gain, losses and deductions) no later than 90 days after the end of BEP’s taxable year. In addition, BEP will provide an IRS Schedule K-1 to any LP unitholder that furnishes BEP or its agents with certain basic information regarding such holder’s LP units. To assist each LP unitholder in this regard, BEP maintains a website in respect of 2012 and subsequent taxation years. Under IRS guidance, certain partnerships are also required to provide IRS Schedule K-3, which generally describes a partner’s share of certain items of international tax relevance from the operations of the partnership. BEP generally expects to provide IRS Schedule K-3 (as applicable) to LP unitholders. However, providing the foregoing U.S. tax information to LP unitholders will be subject to delay in the event of, among other reasons, the late receipt of any necessary tax information from lower-tier entities. It is therefore possible that, in any taxable year, an LP unitholder will need to apply for an extension of time to file such LP unitholder’s tax returns. In preparing this U.S. tax information, BEP will use various accounting and reporting conventions, some of which have been mentioned in the previous discussion, to determine an LP unitholder’s share of income, gain, loss and deduction. The IRS may successfully contend that certain of these reporting conventions are impermissible, which could result in an adjustment to an LP unitholder’s income or loss.
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
Pursuant to the partnership audit rules, a “partnership representative” designated by BEP will have the sole authority to act on behalf of BEP in connection with any administrative or judicial review of BEP’s items of income, gain, loss, deduction, or credit. In particular, our partnership representative will have the sole authority to bind both our former and current LP unitholders and to make certain elections on behalf of BEP pursuant to the partnership audit rules.
The application of the partnership audit rules to BEP and LP unitholders is uncertain. Each LP unitholder should consult its own tax adviser regarding the implications of the partnership audit rules for an investment in LP units.
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

Each LP unitholder should consult its own tax adviser concerning any possible disclosure obligation under the regulations governing tax shelters with respect to the disposition of LP units.
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
Foreign Account Tax Compliance
FATCA imposes a 30% withholding tax on “withholdable payments” made to a “foreign financial institution” or a “non-financial foreign entity”, unless such financial institution or entity satisfies certain information reporting or other requirements. Withholdable payments include certain U.S.-source income, such as interest, dividends and other passive income. Proposed Treasury Regulations eliminate the requirement to withhold tax under FATCA on gross proceeds from the sale or disposition of property. The IRS has announced that taxpayers are permitted to rely on the proposed regulations until final Treasury Regulations are issued.

We intend to comply with FATCA so as to ensure that the 30% withholding tax does not apply to withholdable payments received by BEP, BRELP, the Holding Entities, or the Operating Entities. Nonetheless, the 30% withholding tax may also apply to an LP unitholder’s allocable share of distributions attributable to withholdable payments, unless the LP unitholder properly certifies its FATCA status on IRS Form W-8 or IRS Form W-9 (as applicable) and satisfies any additional requirements under FATCA.
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
Information Reporting with Respect to Foreign Financial Assets
Under Treasury Regulations, certain U.S. persons that own “specified foreign financial assets” with an aggregate fair market value exceeding either $50,000 on the last day of the taxable year or $75,000 at any time during the taxable year generally are required to file an information report with respect to such assets with their tax returns. Significant penalties may apply to persons who fail to comply with these rules. Specified foreign financial assets include not only financial accounts maintained in foreign financial institutions, but also, unless held in accounts maintained by a financial institution, any stock or security issued by a non-U.S. person, any financial instrument or contract held for investment that has an issuer or counterparty other than a U.S. person, and any interest in a foreign entity. The failure to report information required under the current regulations could result in substantial penalties and in the extension of the statute of limitations with respect to federal income tax returns filed by an LP unitholder. Each LP unitholder should consult its own tax adviser regarding the possible implications of these Treasury Regulations for an investment in LP units.
Certain Effects of a Transfer of LP units
BEP may allocate items of income, gain, loss, deduction and credit using a monthly convention, whereby any such items recognized in a given month by BEP are allocated to LP unitholders as of a specified date of such month. Any U.S. withholding taxes applicable to dividends received by BRELP (and, in turn, BEP) generally will be withheld only when such dividends are paid. Because BEP generally intends to distribute amounts received in respect of dividends shortly after receipt of such amounts, it is generally expected that any U.S. withholding taxes withheld on such amounts will correspond to our LP unitholders who were allocated income and who received the distributions in respect of such amounts. BRELP may invest in debt obligations or other securities for which the accrual of interest or income thereon is not matched by a contemporaneous receipt of cash. Any such accrued interest or other income would be allocated pursuant to such monthly convention. Consequently, LP unitholders may recognize income in excess of cash distributions received from BEP, and any income so included by an LP unitholder would increase the basis such LP unitholder has in LP units and would offset any gain (or increase the amount of loss) realized by such LP unitholder on a subsequent disposition of its LP units. In addition, U.S. withholding taxes generally would be withheld only on the payment of cash in respect of such accrued interest or other income, and, therefore, it is possible that some LP unitholders would be allocated income which might be distributed to a subsequent LP unitholder, and such subsequent LP unitholder would be subject to withholding at the time of distribution. As a result, the subsequent LP unitholder, and not the LP unitholder who was allocated income, would be entitled to claim any available credit with respect to such withholding.
BRELP has invested and will continue to invest in certain Holding Entities and Operating Entities organized in non-U.S. jurisdictions, and income and gain from such investments may be subject to withholding and other taxes in such jurisdictions. If any such non-U.S. taxes were imposed on income allocable to an LP unitholder, and such LP unitholder were thereafter to dispose of its LP units prior to the date distributions were made in respect of such income, under applicable provisions of the U.S. Internal Revenue Code and Treasury Regulations, the LP unitholder to whom such income was allocated (and not the LP unitholder to whom distributions were ultimately made) would, subject to other applicable limitations, be the party permitted to claim a credit for such non-U.S. taxes for U.S. federal income tax purposes. Thus an LP unitholder may be affected either favorably or adversely by the foregoing rules. Complex rules may, depending on an LP unitholder’s particular circumstances, limit the availability or use of foreign tax credits, and LP unitholders are urged to consult their own tax advisers regarding all aspects of foreign tax credits.
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
BEP’s organizational documents and agreements permit the Managing General Partner to modify the Amended and Restated Limited Partnership Agreement of BEP from time to time, without the consent of our LP unitholders, to elect to treat BEP as a corporation for U.S. federal tax purposes, or to address certain changes in U.S. federal income tax regulations, legislation or interpretation. In some circumstances, such revisions could have a material adverse impact on some or all LP unitholders.
THE FOREGOING DISCUSSION IS NOT INTENDED AS A SUBSTITUTE FOR CAREFUL TAX PLANNING. THE TAX MATTERS RELATING TO BEP AND LP UNITHOLDERS ARE COMPLEX AND ARE SUBJECT TO VARYING INTERPRETATIONS. MOREOVER, THE EFFECT OF EXISTING INCOME TAX LAWS, THE MEANING AND IMPACT OF WHICH IS UNCERTAIN, AND OF PROPOSED CHANGES IN INCOME TAX LAWS WILL VARY WITH THE PARTICULAR CIRCUMSTANCES OF EACH LP UNITHOLDER, AND IN REVIEWING THIS FORM 20-F THESE MATTERS SHOULD BE CONSIDERED. EACH LP UNITHOLDER SHOULD CONSULT ITS OWN TAX ADVISER WITH RESPECT TO THE U.S. FEDERAL, STATE, LOCAL AND OTHER TAX CONSEQUENCES OF ANY INVESTMENT IN LP UNITS.

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
This summary is not applicable to a Holder: (i) that is a “financial institution” (as defined in the Tax Act) for purposes of the “mark-to-market” property rules; (ii) that is a “specified financial institution” (as defined in the Tax Act); (iii) who makes or has made a functional currency reporting election pursuant to section 261 of the Tax Act; (iv) an interest in which would be a “tax shelter investment” (as defined in the Tax Act) or who acquires a Unit as a “tax shelter investment” (and this summary assumes that no such persons hold our Units); (v) that has, directly or indirectly, a “significant interest” (as defined in subsection 34.2(1) of the Tax Act) in BEP; (vi) if any affiliate of BRELP is, or becomes as part of a series of transactions that includes the acquisition of Units, a “foreign affiliate” (for purposes of the Tax Act) of such Holder or of any corporation that does not deal at arm’s length with such Holder for purposes of the Tax Act, or (vii) that has entered or will enter into a “derivative forward agreement” (as defined in the Tax Act) in respect of our Units. Any such Holders should consult their own tax advisors with respect to an investment in our Units.
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
Taxation of Holders Resident in Canada
The following portion of the summary is generally applicable to a Holder who, for purposes of the Tax Act and at all relevant times, is resident or is deemed to be resident in Canada (a “Resident Holder”).
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
BEP’s income for tax purposes for a given fiscal year will be allocated to each Resident Holder in an amount calculated by multiplying such income by a fraction, the numerator of which is the sum of the distributions received by such Resident Holder with respect to such fiscal year and the denominator of which is the aggregate amount of the distributions made by BEP to all partners with respect to such fiscal year, subject to adjustment in respect of distributions on the Preferred Units that are in satisfaction of accrued distributions on the Preferred Units that were not paid in a previous fiscal year of our partnership where the Managing General Partner determines that the allocation to Preferred Unitholders based on such distributions would result in a Preferred Unitholder being allocated more income than it would have been if the distributions were paid in the fiscal year of BEP in which they were accrued.
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
(iii) BEP has income for tax purposes; and
(iv) the income for tax purposes includes positive amounts each of which is an amount that is derived from (A) capital gains realized by BEP by reason of the purchase for cancellation by BRELP of general partnership units owned by BEP or (B) the allocation of income for tax purposes of BRELP to BEP in accordance with the Amended and Restated Limited Partnership Agreement of BRELP in connection with transactions that provide money or property to BRELP that is used exclusively in whole or in part by BRELP to purchase for cancellation general partnership units owned by BEP, then the income for tax purposes of BEP for such fiscal year will generally be allocated as follows: the lesser of (1) the amount of income for tax purposes of BEP for such fiscal year, and (2) the aggregate of the positive amounts included in income for tax purposes for such fiscal year described in item (iv) above, will be allocated exclusively and specially (the “Special Income Allocation Amount”) to Resident Holders whose Units (other than Preferred Units) are acquired, bought, bought back or otherwise purchased by BEP or the affiliate, on the basis that each such Resident Holder shall be allocated the proportion of the Special Income Allocation Amount that the number of Units (other than Preferred Units) acquired by BEP or the affiliate from the Resident Holder is of the total number of Units (other than Preferred Units) acquired from all partners. The balance (if any) of the income for tax purposes for such fiscal year (being the amount remaining after subtracting the Special Income Allocation Amount from the income for tax purposes for such fiscal year) will be allocated in the regular manner described above. For greater certainty: (a) the money or property received by a partner whose Units (other than Preferred Units) are acquired, bought, bought back, or otherwise purchased by BEP or an affiliate of BEP will not be considered to be a “distribution” from BEP, (b) the allocation of income described above shall not apply to an affiliate of BEP that has acquired Units (other than Preferred Units) from a partner pursuant to an offer or program described in item (i) above and such Units (other than Preferred Units) are subsequently acquired, bought back or otherwise purchased for cancellation by BEP; and (c) the money or property received by an affiliate of BEP on such a subsequent acquisition by BEP of the Units (other than Preferred Units) acquired by the affiliate of BEP from Resident Holders pursuant to an offer or program described in item (i) above shall not be considered to be a “distribution” from BEP.
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
In computing BEP’s income (or loss), deductions may be claimed in respect of reasonable administrative costs, interest and other expenses incurred by BEP for the purpose of earning income, subject to the relevant provisions of the Tax Act. BEP may also deduct from its income for the year a portion of the reasonable expenses, if any, incurred by BEP to issue our Units. The portion of such issue expenses deductible by BEP in a taxation year is 20% of such issue expenses, pro-rated where BEP’s taxation year is less than 365 days. BEP and BRELP may be required to withhold and remit Canadian federal withholding tax on any management or administration fees or charges paid or credited to a non-resident person, to the extent that such management or administration fees or charges are deductible in computing BEP’s or BRELP’s income from a source in Canada. On November 3, 2022, the Department of Finance released revised draft Tax Proposals to implement the interest deductibility limitations announced in the 2021 Canadian federal budget. These Tax Proposals would have the effect of denying the deductibility of net interest and financing expenses for taxpayers that are corporations or trusts in certain circumstances where such taxpayer’s net interest expense exceeds a fixed ratio of the taxpayer’s adjusted taxable income. Where a corporation or trust is a partner of a partnership that is determined to have excess interest and financing expenses as determined under these Tax Proposals, the corporation or trust would include an amount in income in respect of its share of the partnership’s excessive interest and financing expenses as opposed to the deduction of such expenses being denied at the partnership level. These Tax Proposals could apply to corporations and trusts within our group and to certain Resident Holders in respect of their interest in BEP. However, these Tax Proposals do not apply to a corporation or trust that qualifies as an “excluded entity” for a taxation year. For these purposes, an “excluded entity” is generally a taxpayer that: (a) is a “Canadian controlled private corporation” that, together with associated corporations, has taxable capital employed in Canada of less than $50 million for the particular year, (b) together with eligible group entities, has interest and financing expenses and exempt interest and financing expenses (net of applicable interest and financing revenues) of $1 million or less for the particular year, or (c) together with eligible group entities, meets certain conditions with respect to domestic activities and ownership. These Tax Proposals will generally apply in respect of taxation years beginning on or after October 1, 2023.
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
A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation”, (as defined in the Tax Act) may be liable to pay an additional refundable tax on its “aggregate investment income”, (as defined in the Tax Act) for the year, which is defined to include net taxable capital gains. This additional tax and refund mechanism in respect of “aggregate investment income” would also apply to “substantive CCPCs”, as defined in Tax Proposals. Resident Holders are advised to consult their own tax advisors in this regard.
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
The following portion of the summary assumes that (i) our Units are not, and will not, at any relevant time, constitute “taxable Canadian property” of any Non-Resident Holder and (ii) BEP and BRELP will not dispose of property that is “taxable Canadian property”. “Taxable Canadian property” includes, but is not limited to, property that is used or held in a business carried on in Canada and shares of corporations that are not listed on a “designated stock exchange” if more than 50% of the fair market value of the shares is derived from certain Canadian properties during the 60-month period immediately preceding the particular time. In general, our Units will not constitute “taxable Canadian property” of any Non-Resident Holder at a particular time, unless (a) at any time during the 60-month period immediately preceding the particular time, more than 50% of the fair market value of our Units was derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves “taxable Canadian property”), from one or any combination of (i) real or immovable property situated in Canada; (ii) “Canadian resource properties”; (iii) “timber resource properties”; and (iv) options in respect of, or interests in, or for civil law rights in, such property, whether or not such property exists, or (b) our Units are otherwise deemed to be “taxable Canadian property”. Since BEP’s assets will consist principally of units of BRELP, our Units would generally be “taxable Canadian property” at a particular time if the units of BRELP held by BEP derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves “taxable Canadian property”), more than 50% of their fair market value from properties described in (i) to (iv) above, at any time in the 60-month period preceding the particular time. The Managing General Partner and the BRELP General Partner do not expect our Units to be “taxable Canadian property” at any relevant time and they do not expect BEP or BRELP to dispose of “taxable Canadian property”. However, no assurance can be given in these regards. See Item 3.D “Risk Factors — Risks Relating to Taxation — Canada”.
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
Furthermore, each of BEP and BRELP has received an assurance from the Minister of Finance of Bermuda under the Exempted Undertakings Tax Protection Act of 1966 (as amended), that in the event that Bermuda enacts any legislation imposing tax computed on profits, income, any capital asset, gain or appreciation or any tax in the nature of estate duty or inheritance tax, each of BEP and BRELP and none of its operations or its shares, debentures or other obligations shall be exempt from the imposition of such tax until 31 March 2035, provided that such exemption shall not prevent the application of any tax payable in accordance with the provisions of the Land Tax Act, 1967 or otherwise payable in relation to land in Bermuda leased to BEP or BRELP.
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

PART II
ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
ITEM 15.    CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (Exchange Act)), as of the end of the period covered by this Form 20-F. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2022, our disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that material information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. While disclosure controls and procedures and internal controls over financial reporting were adequate and effective we continue to implement certain measures to strengthen control processes and procedures.
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including persons performing the functions of principal executive and principal financial officers for us, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2022, based on the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on evaluation under the foregoing, our management concluded that our internal control over financial reporting was effective as of December 31, 2022.Management excluded from its design and assessment of the internal controls of investments acquired in 2022, which include a 20 GW portfolio of utility-scale solar and energy storage development assets in the United States, a 1.7 GW portfolio of utility-scale solar development assets in Germany, a 437 MW distributed generation portfolio of operating and development assets in Chile, an integrated distributed generation developer with approximately 500 MW of contracted operating and under construction assets, and a 1.8 GW of development pipeline in the United States, and a renewable developer with a portfolio of over 800 MW of operating wind assets and pipeline of over 22 GW in the United States, whose total assets and net assets on a combined basis constitute approximately 5% and 7%, respectively, of the consolidated financial statement amounts as of December 31, 2022 and 1% of revenues for the year then ended.
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
Report of Independent Registered Public Accounting Firm
The effectiveness of our internal control over financial reporting as of December 31, 2022 has been audited by Ernst & Young LLP, Chartered Professional Accountants, Licensed Public Accountants, who have also audited our consolidated financial statements, as stated in their reports which are included herein.
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
Changes in Internal Control
There was no change in our internal control over financial reporting during the year ended December 31, 2022, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
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
ITEM 16.B    CODE OF ETHICS
Brookfield Renewable has adopted the Code, which applies to the members of the board of directors of our Managing General Partner, our partnership and any officers or employees of our Managing General Partner. The Code has been updated as of May 2022 and we have posted a copy of the current Code on our website at https://bep.brookfield.com/bep/corporate-governance/governance-documents.
ITEM 16.C    PRINCIPAL ACCOUNTANT FEES AND SERVICES
Our Managing General Partner has retained Ernst & Young LLP (PCAOB ID: 1263) to act as our partnership’s independent registered chartered accountants.
The table below summarizes the fees for professional services rendered by Ernst & Young LLP for the audit of our annual financial statements for the years ended December 31, 2022, 2021 and 2020. A majority of the fees to Ernst & Young are billed and settled in Canadian dollars. In order to provide comparability with BEP’s financial statements, which are reported in U.S. dollars, all Canadian dollar amounts in the table have been converted to U.S. dollars at an average annual rate.

(THOUSANDS)	2022	2021	2020
Audit Fees (1)	$19,544	$17,987	$21,038
Audit-related fees (2)	847	923	1,995
Tax fees (3)	254	274	156
	$20,645	$19,184	$23,189
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
(2)Audit-related fees relate primarily to services pertaining to financial due diligence, capital market transactions (including the Special Distribution), Form 20-F and other securities related matters. Audit-related fees also include ESG and other services.
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
ITEM 16.D    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE
None.

ITEM 16.E    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
BEP Repurchases
BEP may from time-to-time, subject to applicable law, purchase Units for cancellation in the open market, provided that any necessary approval has been obtained. In December 2022, the TSX accepted a notice of BEP’s intention to commence its normal course issuer bid in connection with its LP Units and Preferred Units, which permits BEP to repurchase up to 13,764,352 issued and outstanding LP units and up to 10% of the total public float of each series of the Preferred Units. The price to be paid for our LP units under the normal course issuer bid will be the market price at the time of purchase or such other price as may be permitted. The actual number of LP units to be purchased and the timing of such purchases will be determined by BEP, and all purchases will be made through the facilities of the TSX and/or the NYSE and/or Canadian and U.S. alternative trading systems, if eligible. Repurchases were authorized to commence on December 16, 2022 and are required to terminate on December 15, 2023 or earlier should BEP have completed its repurchases prior to such date. For the year ended December 31, 2022, BEP made no repurchases. A copy of the Notice of Intention for each normal course issuer bid may be obtained without charge by contacting Investor Relations by phone at 1-833-236-0278 or by email at enquiries@brookfieldrenewable.com.

Issuer Purchases of LP units
Period	(a) Total Number of LP Units Purchased	(b) Average Price Paid per LP unit	(c) Total Number of LP units Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of LP units that May Yet Be Purchased Under the Plans or Programs
January 1, 2022 to December 15, 2022	Nil	Nil	Nil	13,750,520
December 16, 2022 to December 31, 2022	Nil	Nil	Nil	13,764,352
Total	Nil		Nil

Issuer Purchases of Preferred Units
Period		(a) Total Number of Preferred Units Purchased	(b) Average Price Paid per Preferred Unit	(c) Total Number of Preferred Units Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Preferred Units that May Yet Be Purchased Under the Plans or Programs
January 1, 2022 to July 8, 2022	Series 5	Nil	Nil	Nil	288,549
	Series 7	Nil	Nil	Nil	700,000
	Series 11	Nil	Nil	Nil	1,000,000
	Series 13	Nil	Nil	Nil	1,000,000
	Series 15	Nil	Nil	Nil	700,000
December 16, 2022 to December 31, 2022	Series 7	Nil	Nil	Nil	700,000
	Series 13	Nil	Nil	Nil	1,000,000
	Series 15	Nil	Nil	Nil	700,000
	Series 18	Nil	Nil	Nil	600,000

BRP Equity Repurchases
In December 2022, the TSX accepted a notice of BRP Equity’s intention to renew its normal course issuer bid in connection with its outstanding Class A Preference Shares, which permits BRP Equity to repurchase up to 10% of the total public float of each series of the Class A Preference Shares. Repurchases were authorized to commence on December 16, 2022 and the bid will expire on December 15, 2023 or earlier should BRP Equity complete its repurchases prior to such date. For the year ended December 31, 2022, BRP Equity made no repurchases. A copy of the Notice of Intention for each normal course issuer bid may be obtained without charge by contacting Investor Relations by phone at 1-833-236-0278 or by email at enquiries@brookfieldrenewable.com.

Issuer Purchases of Equity Securities
Period	(a) Total Number of Shares Purchased		(b) Average Price Paid per Share	(c) Total number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
January 1, 2022 to July 8, 2022	Series 1	Nil	Nil	Nil	684,873
	Series 2	Nil	Nil	Nil	311,053
	Series 3	Nil	Nil	Nil	996,139
	Series 5	Nil	Nil	Nil	411,450
	Series 6	Nil	Nil	Nil	700,000
December 16, 2022 to December 31, 2022	Series 1	Nil	Nil	Nil	684,953
	Series 2	Nil	Nil	Nil	311,053
	Series 3	Nil	Nil	Nil	996,139
	Series 5	Nil	Nil	Nil	411,450
	Series 6	Nil	Nil	Nil	700,000

ITEM 16.F    CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
None.
ITEM 16.G    CORPORATE GOVERNANCE
Our corporate practices are not materially different from those required of domestic limited partnerships under the NYSE listing standards.
ITEM 16.H    MINE SAFETY DISCLOSURE
Not applicable.
ITEM 16.I    DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.

PART III
ITEM 17.    FINANCIAL STATEMENTS
Not applicable.
ITEM 18.    FINANCIAL STATEMENTS
See our financial statements beginning on page F-1, which are filed as part of this Form 20-F.
ITEM 19.    EXHIBITS

Number	Description
1.1	Certificate of Registration of Brookfield Renewable Partners L.P. (formerly Brookfield Renewable Energy Partners L.P.), dated June 29, 2011.(1)
1.2	Certificate of Deposit of Supplementary Certificate of Brookfield Renewable Partners L.P., dated August 29, 2011.(1)
1.3	Certificate of Deposit of Supplementary Certificate of Brookfield Renewable Partners L.P., dated December 21, 2011.(1)
1.4	Certificate of Deposit of Supplementary Certificate of Brookfield Renewable Partners L.P., dated May 11, 2012.(1)
1.5	Certificate of Deposit of Supplementary Certificate of Brookfield Renewable Partners L.P., dated May 4, 2016.(6)
1.6	Certificate of Deposit of Memorandum of Increase of Share Capital, dated November 23, 2011.(1)
1.7	Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated May 3, 2016.(5)
1.8	First Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated May 25, 2016.(7)
1.9	Second Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated February 14, 2017.(8)
1.10	Third Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated January 16, 2018.(9)
1.11	Fourth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated February 28, 2019.(10)
1.12	Fifth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated March 11, 2019.(11)
1.13	Sixth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated February 24, 2020.(12)
1.14	Seventh Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated July 28, 2020.(13)
1.15	Eighth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated April 14, 2022. (21)
1.16	Articles of Incorporation of Brookfield Renewable Partners Limited, dated June 23, 2011.(1)
1.17	Form 13 Amending the Registered Office of Brookfield Renewable Partners Limited, dated May 8, 2012.(1)
1.18	Bye-laws of Brookfield Renewable Partners Limited.(4)
2.1	Description of Securities.(24)
4.1	Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Energy L.P., dated December 30, 2020.(15)
4.2	First Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Energy L.P., dated April 14, 2022.(21)
4.3	Fourth Amended and Restated Master Services Agreement, dated June 30, 2022, by and among Brookfield Corporation, Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P. and others.(22)

4.4	Relationship Agreement, dated November 28, 2011, by and among Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., the Service Provider, Brookfield Corporation, and others.(14)
4.5
First Amendment to Relationship Agreement, dated February 26, 2015, by and among Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., the Service Provider, Brookfield Corporation, and others.(14)

4.6
Second Amendment to Relationship Agreement, dated July 30, 2020, by and among Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., the Service Provider, Brookfield Corporation, and others.(14)

4.7
Third Amendment to the Relationship Agreement, dated February 3, 2021, by and among Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., the Service Provider, Brookfield Corporation, and others.(15)

4.8
Fourth Amendment to the Relationship Agreement, dated November 4, 2021, by and among Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., the Service Provider, Brookfield Corporation, and others.(19)

4.9
Fifth Amendment to the Relationship Agreement, dated June 30, 2022, by and among Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., the Service Provider, Brookfield Corporation, and others.(22)

4.10	Registration Rights Agreement, dated November 28, 2011, between Brookfield Renewable Partners L.P. and Brookfield Renewable Power Inc.(1)
4.11	Amended and Restated Indenture, dated November 23, 2011, among Brookfield Renewable Partners ULC (formerly BRP Finance ULC), BNY Trust Company of Canada and The Bank of New York Mellon.(1)
4.12	Guarantee, dated November 23, 2011, by Brookfield Renewable Energy L.P. and BNY Trust Company of Canada.(1)
4.13	Guarantee, dated November 23, 2011, by Brookfield Renewable Partners L.P. and BNY Trust Company of Canada.(1)
4.14	Guarantee, dated November 23, 2011, by BRP Bermuda Holdings I Limited and BNY Trust Company of Canada.(1)
4.15	Guarantee, dated November 23, 2011, by Brookfield BRP Holdings (Canada) Inc. and BNY Trust Company of Canada.(1)
4.16	Energy Revenue Agreement, dated November 23, 2011, between Brookfield Energy Marketing LP and Brookfield Power US Holding America Co.(1)
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

4.25
Guarantee Indenture, dated November 25, 2015, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Partners L.P., and Computershare Trust Company of Canada (Series 7 Preferred Units).(3)

4.26
Guarantee Indenture, dated November 25, 2015, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Partners L.P. and Computershare Trust Company of Canada (Series 8 Preferred Units).(3)

4.27
Guarantee Indenture, dated January 16, 2018, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Partners L.P., and Computershare Trust Company of Canada (Series 13 Preferred Units).(9)

4.28
Guarantee Indenture, dated January 16, 2018, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Partners L.P., and Computershare Trust Company of Canada (Series 14 Preferred Units).(9)

4.29
Guarantee Indenture, dated March 11, 2019, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Partners L.P., and Computershare Trust Company of Canada (Series 15 Preferred Units).(11)

4.30
Guarantee Indenture, dated March 11, 2019, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Partners L.P., and Computershare Trust Company of Canada (Series 16 Preferred Units).(11)

4.31
Guarantee Indenture, dated April 14, 2022, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Partners L.P. and Computershare Trust Company of Canada (Series 18 Preferred Units).(21)

4.32	Guarantee Indenture, dated July 29, 2020, by and among Brookfield Renewable Partners L.P., BEP Subco Inc. and Computershare Trust Company of Canada.(14)
4.33	Guarantee Indenture, dated July 29, 2020, by and among BEP Subco Inc., Brookfield Renewable Power Preferred Equity Inc. and Computershare Trust Company of Canada.(14)
4.34	Guarantee, dated July 29, 2020, by BEP Subco Inc. in favor of BNY Trust Company of Canada.(14)
4.35	Equity Commitment Agreement, dated July 30, 2020, by and among Brookfield BRP Holdings (Canada) Inc., Brookfield Renewable Corporation and Brookfield Renewable Partners L.P.(14)
4.36
Indenture, dated April 15, 2021, by and among Brookfield BRP Holdings (Canada) Inc., Brookfield Renewable Partners L.P., the Guarantors from time to time party hereto, and Computershare Trust Company, N.A.(17)

4.37
First Supplemental Indenture, dated April 15, 2021, by and among Brookfield BRP Holdings (Canada) Inc., Brookfield Renewable Partners L.P., the Guarantors from time to time party hereto, and Computershare Trust Company, N.A.(17)

4.38
Second Supplemental Indenture, dated December 9, 2021, by and among Brookfield BRP Holdings (Canada) Inc., Brookfield Renewable Partners L.P., the Guarantors from time to time party hereto, and Computershare Trust Company, N.A.(20)

4.39	Indenture, dated August 11, 2021, between Brookfield Renewable Partners ULC and Computershare Trust Company of Canada.(18)
4.40
Guarantee, dated August 11, 2021, by and among Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., Brookfield BRP Holdings (Canada) Inc., BRP Bermuda Holdings I Limited, Brookfield BRP Europe Holdings (Bermuda) Limited, Brookfield Renewable Investments Limited, and BEP Subco Inc.(18)

4.41	First Supplemental Indenture, dated November 9, 2022, by and among Brookfield Renewable Partners ULC and Computershare Trust Company of Canada.(23)
8.1	List of subsidiaries (as defined in §210-1.02(w) of Regulation S-X) of Brookfield Renewable Partners L.P. (incorporated by reference to Item 4.C “Organizational Structure”).
11.1	Code of Business Conduct and Ethics.(22)
12.1
Certification of Connor Teskey, Chief Executive Officer of BRP Energy Group L.P., the Service Provider of Brookfield Renewable Partners L.P., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(24)

12.2
Certification of Wyatt Hartley, Chief Financial Officer of BRP Energy Group L.P., the Service Provider of Brookfield Renewable Partners L.P., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(24)

13.1
Certification of Connor Teskey, Chief Executive Officer of BRP Energy Group L.P., the Service Provider of Brookfield Renewable Partners L.P., pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes-Oxley Act of 2002.(24)

13.2
Certification of Wyatt Hartley, Chief Financial Officer of BRP Energy Group L.P., the Service Provider of Brookfield Renewable Partners L.P., pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes-Oxley Act of 2002.(24)

15.1	Board of Directors Charter of the Managing General Partner of Brookfield Renewable Partners L.P.(24)
15.2	Audit Committee Charter of the Managing General Partner of Brookfield Renewable Partners L.P.(24)
15.3	Consent of Ernst & Young LLP.(24)
17.1	List of Subsidiary Guarantors and Subsidiary Issuers of Guaranteed Securities.(16)
101	The following materials from Brookfield Renewable Partners L.P.’s annual report on Form 20-F for the year ended December 31, 2022, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Financial Statements of Brookfield Renewable Partners L.P. and (ii) Notes to the Consolidated Financial Statements of Brookfield Renewable Partners L.P., tagged as blocks of text and in detail.
(1)Filed as an exhibit to Registration Statement on Form 20-F including all amendments thereto, with the last such amendment having been made on May 16, 2013, and incorporated herein by reference.
(2)Filed as an exhibit to our 2014 Form 20-F as filed on March 2, 2015 and incorporated herein by reference.
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
(13)Filed as an exhibit to Form 6-K on July 29, 2020, and incorporated herein by reference.
(14)Filed as an exhibit to Form 6-K on August 3, 2020, and incorporated herein by reference.
(15)Filed as an exhibit to Form 6-K on February 8, 2021, and incorporated herein by reference.
(16)Filed as an exhibit to the Registration Statement on Form F-3ASR (File No. 333-255119) filed on April 8, 2021 and incorporated herein by reference.
(17)Filed as an exhibit to Form 6-K/A on April 16, 2021, and incorporated herein by reference.
(18)Filed as an exhibit to Form 6-K on August 12, 2021, and incorporated herein by reference.
(19)Filed as an exhibit to Form 6-K on November 5, 2021, and incorporated herein by reference.
(20)Filed as an exhibit to Form 6-K on December 9, 2021, and incorporated herein by reference.
(21)Filed as an exhibit to Form 6-K on April 14, 2022, and incorporated herein by reference.
(22)Filed as an exhibit to Form 6-K on August 5, 2022 and incorporated herein by reference.
(23)Filed as an exhibit to Form 6-K on November 14, 2022 and incorporated herein by reference.
(24)Filed herewith.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing this Form 20-F and that it has duly caused and authorized the undersigned to sign this Form 20-F on its behalf.

Dated: February 28, 2023	BROOKFIELD RENEWABLE PARTNERS L.P. by its general partner, Brookfield Renewable Partners Limited

	By:	/s/ Wyatt Hartley
		Name:	Wyatt Hartley
		Title:	Chief Financial Officer of the Service Provider, BRP Energy Group L.P.

BROOKFIELD RENEWABLE PARTNERS L.P.
INDEX TO FINANCIAL STATEMENTS

Page

Audited Consolidated Financial Statements as at December 31, 2022 and 2021 and for the Years Ended December 31, 2022, 2021 and 2020	F - 2

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
Ernst & Young LLP, the Independent Registered Public Accounting Firm appointed by the directors of the general partner of Brookfield Renewable, have audited the consolidated financial statements in accordance with the standards of the Public Company Accounting Oversight Board (United States) to enable them to express to the partners their opinion on the consolidated financial statements. Their report outlines the scope of their examination and opinion on the consolidated financial statements.
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
February 28, 2023

F - 2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of Brookfield Renewable Partners Limited (General Partner of Brookfield Renewable Partners L.P.) and Partners of Brookfield Renewable Partners L.P.
Opinion on the Consolidated Financial Statements
We have audited the accompanying consolidated statements of financial position of Brookfield Renewable Partners L.P. (“Brookfield Renewable” or the “Partnership”) as of December 31, 2022 and 2021, the related consolidated statements of income (loss), comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2022, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Partnership at December 31, 2022 and 2021, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2022, in conformity with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Partnership’s internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 28, 2023 expressed an unqualified opinion thereon.
Basis for Opinion
These consolidated financial statements are the responsibility of Brookfield Renewable’s management. Our responsibility is to express an opinion on the Partnership’s consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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

F - 3

Revaluation of power generating assets
Description of the Matter	The Partnership measures power generating assets (classified as property, plant and equipment) using the revaluation method under IAS 16, Property, Plant and Equipment. As at December 31, 2022, property, plant and equipment on the consolidated statement of financial position totaled $54,283 million. Revaluations of property, plant and equipment recognized in the consolidated statement of comprehensive income totaled a gain of $3,745 million and a loss in the consolidated statement of income (loss) of ($40) million for 2022. As discussed in Notes 1(g), 1(r)(i) and 1(s)(iii) and 13 – Property, Plant and Equipment, at Fair Value to the consolidated financial statements, significant estimation and management judgment are involved in assessing the estimates and assumptions regarding the future performance of the power generating assets.

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

To test the fair value of the power generating assets, our audit procedures included, among others, evaluating the Partnership’s valuation methodology, the significant assumptions used, and testing the completeness and accuracy of the underlying data supporting the significant assumptions. For each power generating asset, we analyzed the significant drivers of the change in fair value including the future electricity prices, terminal value and discount rates. With the support of our valuation specialists, we inspected management’s valuation analysis and assessed the estimates of future electricity prices by reference to shorter-term broker price quotes and management’s longer-term market forecasts specific to each region and power generating asset. We also involved our valuation specialists in the evaluation of the terminal value and discount rates which included consideration of benchmark interest rates, geographic location, whether the asset is contracted or uncontracted and type of technology.

For a sample of power generating assets, we performed audit procedures that included, among others, agreeing contracted power prices to executed power purchase agreements and assessing the anticipated long-term average generation through corroboration with third party engineering reports and historical trends. Further, we assessed the estimated operating and capital expenditures by comparison to historical data and corroboration with third party engineering reports. We also tested the computational accuracy of the fair value model.

F - 4

With the assistance of our valuation specialists for the same samples, we also performed a sensitivity analysis over the future electricity prices, terminal value and discount rates to evaluate the fair value of power generating assets. We also evaluated the fair values using other market-based evidence by comparing the portfolio as a whole to recent similar transactions and by calculating the revenue and EBITDA multiples of the power generating assets and comparing them to multiples of comparable public companies.

Furthermore, we evaluated the adequacy of the Partnership’s disclosures regarding the significant assumptions and sensitivity analysis around the fair value of power generating assets.

Significant utility-scale acquisitions
Description of the Matter	During 2022, the Partnership completed the acquisitions of a U.S. Solar Portfolio and a U.S. Wind, Solar and Storage Portfolio, for total consideration of $760 million and $1,092 million, respectively. As described in Notes 1(n) and 3 – Acquisitions to the consolidated financial statements, these business combinations are accounted for using the acquisition method, and the results of operations have been included in the consolidated financial statements since the corresponding dates of acquisition.

Auditing the above noted acquisitions is complex given that significant estimation is required in determining the fair value of the power generating assets, tax equity liabilities and commodity derivatives acquired. The significant assumptions related to these estimates include but are not limited to future electricity prices, production tax credits, generation volumes, discount rates, terminal value and operating and capital expenditures. These assumptions are forward looking and could be affected by future economic and market conditions.
How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over management’s processes in determining the fair value of power generating assets, tax equity liabilities and commodity derivatives acquired. We tested controls over management’s review of the power generating asset, tax equity and commodity derivatives valuation models, including the controls over the review and approval of all significant assumptions.

Our audit procedures included, among others, assessing the significant assumptions described above and testing the completeness and accuracy of the underlying data. For example, we evaluated the estimated generation volumes for a sample of power generating assets by comparing them to available engineering reports and benchmark capacity factors, we also considered industry benchmarks for losses. Further, with the support of our valuation specialists, we inspected management’s valuation analysis and assessed the estimates of future electricity prices by reference to shorter-term broker price quotes and management’s longer-term market forecasts specific to each region and power generating asset. For production tax credit rates, we assessed management’s future projections by comparing against historical escalations. We involved our valuation specialists to assist in evaluating the valuation methodologies and the significant assumptions, including discount rates and terminal values, used in the Partnership’s models, which included consideration of benchmark interest rates, geographic location, contracted or uncontracted assets and type of technology as well as performing sensitivity analysis. Further, we assessed the estimated capital expenditures by comparing forecasts to results of related industry studies, corroborating against recently signed construction contracts and component supply agreements. For operating expenditures, we compared forecasts against industry benchmarks. We also tested the computational accuracy of the fair value model.

F - 5

Significant distributed generation acquisition
Description of the Matter
During 2022, the Partnership completed the acquisition of a U.S. distributed generation portfolio for total consideration of $614 million. As described in Notes 1(n) and 3 – Acquisitions to the consolidated financial statements, this business combination is accounted for using the acquisition method, and the results of operations have been included in the consolidated financial statements since the corresponding date of acquisition.

Auditing the above noted acquisition is complex given that significant estimation is required in determining the fair value of the distributed generation assets acquired. The significant assumptions include future electricity prices, discount rates, future generation volumes and operating and capital expenditures. These assumptions are forward looking and could be affected by future economic and market conditions.

How We Addressed the Matter in Our Audit	We obtained an understanding, evaluated the design and tested the operating effectiveness of controls over management’s processes in determining the fair value of the distributed generation assets acquired. We tested controls over management’s review of the valuation models, including the controls over the review and approval of all significant assumptions.

To test the fair value of the distributed generation assets, our audit procedures included, among others, assessing the significant assumptions described above for a sample of assets and testing the completeness and accuracy of the underlying data. For example, we evaluated the estimated generation volumes for a sample of distributed generation assets by comparing them to historical generation volumes for operational assets and to generation assumptions used for other distributed generation assets within the Partnership’s portfolio in the region for developmental assets. We also compared management’s estimated generation volumes to industry benchmarks. Further, for our sample we compared the future electricity pricing and solar renewable energy credits (SREC) revenue to executed agreements. We assessed the estimated capital expenditures by comparing forecasts to results of related industry studies, corroborating against recently signed construction contracts and component supply agreements. For operating expenditures, we compared forecasts against industry benchmarks. We also tested the computational accuracy of the fair value model. We involved our valuation specialists to assist in evaluating the valuation methodologies and the significant assumptions, including discount rates, used in the Partnership’s models, which included consideration of benchmark interest rates, geographic location as well as performing sensitivity analysis.

/s/ Ernst & Young LLP
We have served as Brookfield Renewable’s auditor since 2011.
Toronto, Canada
February 28, 2023

F - 6

INTERNAL CONTROL OVER FINANCIAL REPORTING
Evaluation of Disclosure Controls and Procedures
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (Exchange Act)), as of the end of the period December 31, 2022. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2022, our disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that material information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. While disclosure controls and procedures and internal controls over financial reporting were adequate and effective we continue to implement certain measures to strengthen control processes and procedures.
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
Management assessed the effectiveness of Brookfield Renewable’s internal control over financial reporting as of December 31, 2022, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this assessment, management concludes that, as of December 31, 2022, Brookfield Renewable’s internal control over financial reporting is effective. Management excluded from its design and assessment of the internal controls of investments acquired in 2022, which include a 20 GW portfolio of utility-scale solar and energy storage development assets in the United States, a 1.7 GW portfolio of utility-scale solar development assets in Germany, a 437 MW distributed generation portfolio of operating and development assets in Chile, an integrated distributed generation developer with approximately 500 MW of contracted operating and under construction assets, and a 1.8 GW of development pipeline in the United States, and a renewable developer with a portfolio of over 800 MW of operating wind assets and pipeline of over 22 GW in the United States, whose total assets and net assets on a combined basis constitute approximately 5% and 7%, respectively, of the consolidated financial statement amounts as of December 31, 2022 and 1% of revenues for the year then ended.
Brookfield Renewable’s internal control over financial reporting as of December 31, 2022, has been audited by Ernst & Young LLP, the Independent Registered Public Accounting Firm, who also audited Brookfield Renewable’s consolidated financial statements for the year ended December 31, 2022. As stated in the Report of Independent Registered Public Accounting Firm, Ernst & Young LLP expressed an unqualified opinion on the effectiveness of Brookfield Renewable’s internal control over financial reporting as of December 31, 2022.

Connor Teskey Chief Executive Officer	Wyatt Hartley Chief Financial Officer
February 28, 2023

F - 7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of Brookfield Renewable Partners Limited (General Partner of Brookfield Renewable Partners L.P.) and Partners of Brookfield Renewable Partners L.P.
Opinion on Internal Control Over Financial Reporting
We have audited Brookfield Renewable Partners L.P.’s (“Brookfield Renewable” or the “Partnership") internal control over financial reporting as of December 31, 2022, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2022, based on the COSO criteria.
As indicated in the accompanying Management’s Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the 20 GW portfolio of utility-scale solar and energy storage development assets in the United States, the 1.7 GW portfolio of utility-scale solar development assets in Germany, the 437 MW distributed generation portfolio of operating and developmental assets in Chile, the integrated distributed generation developer with approximately 500 MW of contracted operating and under construction assets, and the 1.8 GW of development pipeline in the United States, and a renewable developer with a portfolio of over 800 MW of operating wind assets and pipeline of over 22 GW in the United States. The aforementioned acquisitions are included in the 2022 consolidated financial statements of the Partnership and constituted approximately 5% and 7% of total and net assets, respectively on a combined basis as of December 31, 2022 and 1% of revenues for the year then ended. Our audit of internal control over financial reporting of the Partnership also did not include an evaluation of the internal control over financial reporting of the aforementioned acquisitions.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the 2022 consolidated financial statements of the Partnership and our report dated February 28, 2023 expressed an unqualified opinion thereon.
Basis for Opinion
Brookfield Renewable’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Report on Internal Control Over Financial Reporting. Our responsibility is to express an opinion on the Partnership’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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

F - 8

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

/s/ Ernst & Young LLP
Toronto, Canada
February 28, 2023

F - 9

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT DECEMBER 31 (MILLIONS)	Notes	2022	2021
Assets
Current assets
Cash and cash equivalents	22	$998	$900
Restricted cash	23	139	153
Trade receivables and other current assets	24	1,860	1,683
Financial instrument assets	6	125	60
Due from related parties	30	123	35
Assets held for sale	5	938	58
		4,183	2,889
Financial instrument assets	6	1,500	262
Equity-accounted investments	21	1,392	1,107
Property, plant and equipment, at fair value	13	54,283	49,432
Intangible assets	14	209	218
Goodwill	19	1,526	966
Deferred income tax assets	12	176	197
Other long-term assets	25	842	796
Total Assets		$64,111	$55,867
Liabilities
Current liabilities
Accounts payable and accrued liabilities	26	$1,086	$779
Financial instrument liabilities	6	559	400
Due to related parties	30	588	164
Corporate borrowings	15	249	—
Non-recourse borrowings	15	2,027	1,818
Provisions	29	83	55
Liabilities directly associated with assets held for sale	5	351	6
		4,943	3,222
Financial instrument liabilities	6	1,670	565
Corporate borrowings	15	2,299	2,149
Non-recourse borrowings	15	20,275	17,562
Deferred income tax liabilities	12	6,507	6,215
Provisions	27, 29	600	718
Other long-term liabilities	28	1,531	1,440
Equity
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	16	14,755	12,303
General partnership interest in a holding subsidiary held by Brookfield	16	59	59
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	16	2,892	2,894
BEPC exchangeable shares	16	2,561	2,562
Preferred equity	16	571	613
Perpetual subordinated notes	16	592	592
Preferred limited partners’ equity	17	760	881
Limited partners’ equity	18	4,096	4,092
Total Equity		$26,286	$23,996
Total Liabilities and Equity		$64,111	$55,867
The accompanying notes are an integral part of these consolidated financial statements.
Approved on behalf of Brookfield Renewable Partners L.P.:

Patricia Zuccotti Director	David Mann Director

F - 10

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

YEAR ENDED DECEMBER 31 (MILLIONS, EXCEPT AS NOTED)	Notes	2022	2021	2020
Revenues	30	$4,711	$4,096	$3,810
Other income	8	136	304	128
Direct operating costs(1)	9	(1,434)	(1,365)	(1,274)
Management service costs	30	(243)	(288)	(235)
Interest expense	15	(1,224)	(981)	(976)
Share of earnings from equity-accounted investments	21	96	22	27
Foreign exchange and financial instruments gain (loss)	6	(128)	(32)	127
Depreciation	13	(1,583)	(1,501)	(1,367)
Other	10	(195)	(307)	(432)
Income tax (expense) recovery
Current	12	(148)	(43)	(66)
Deferred	12	150	29	213
		2	(14)	147
Net (loss) income		$138	$(66)	$(45)
Net (loss) income attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	16	$334	$209	$180
General partnership interest in a holding subsidiary held by Brookfield	16	92	77	62
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	16	(117)	(135)	(133)
BEPC exchangeable shares	16	(104)	(119)	(49)
Preferred equity	16	26	26	25
Perpetual subordinated notes	16	29	12	—
Preferred limited partners’ equity	17	44	55	54
Limited partners’ equity	18	(166)	(191)	(184)
		$138	$(66)	$(45)
Basic and diluted loss per LP unit		$(0.60)	$(0.69)	$(0.61)
(1)Direct operating costs exclude depreciation expense disclosed below.
The accompanying notes are an integral part of these consolidated financial statements.

F - 11

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEAR ENDED DECEMBER 31 (MILLIONS)	Notes	2022	2021	2020
Net (loss) income		$138	$(66)	$(45)
Other comprehensive income that will not be reclassified to net income
Revaluations of property, plant and equipment	13	3,745	4,573	4,112
Actuarial gain (loss) on defined benefit plans		21	30	(1)
Deferred income taxes on above items	12	(852)	(1,170)	(934)
Unrealized (loss) gain on investments in equity securities	6	(11)	3	(1)
Equity-accounted investments	21	(35)	184	12
Total items that will not be reclassified to net income		2,868	3,620	3,188
Other comprehensive income that may be reclassified to net income
Foreign currency translation	11	(647)	(859)	(840)
Gains (losses) arising during the year on financial instruments designated as cash-flow hedges	6	175	(64)	(27)
Gain (loss) on foreign exchange swaps – net investment hedge	6	63	64	(35)
Reclassification adjustments for amounts recognized in net income	6	148	43	(39)
Deferred income taxes on above items	12	(87)	(2)	10
Equity-accounted investments	21	(30)	(36)	17
Total items that may be reclassified subsequently to net income		(378)	(854)	(914)
Other comprehensive income		2,490	2,766	2,274
Comprehensive income		$2,628	$2,700	$2,229
Comprehensive income attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	16	$1,582	$1,048	$1,292
General partnership interest in a holding subsidiary held by Brookfield	16	100	89	70
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	16	270	444	280
BEPC exchangeable shares		238	394	103
Preferred equity	16	(16)	30	37
Perpetual subordinated notes		29	12	—
Preferred limited partners’ equity	17	44	55	54
Limited partners’ equity	18	381	628	393
		$2,628	$2,700	$2,229
The accompanying notes are an integral part of these consolidated financial statements.

F - 12

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income							Non-controlling interests
YEAR ENDED DECEMBER 31 (MILLIONS)	Limited partners’ equity	Foreign currency translation	Revaluation surplus	Actuarial losses on defined benefit plans	Cash flow hedges	Investments in equity securities	Total limited partners’ equity	Preferred limited partners’ equity	Preferred equity	Perpetual subordinated notes	BEPC exchangeable shares	Participating non-controlling interests – in operating subsidiaries	General partnership interest in a holding subsidiary held by Brookfield	Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	Total equity
Balance, as at December 31, 2021	$(1,516)	$(842)	$6,494	$—	$(48)	$4	$4,092	$881	$613	$592	$2,562	$12,303	$59	$2,894	$23,996
Net income (loss)	(166)	—	—	—	—	—	(166)	44	26	29	(104)	334	92	(117)	138
Other comprehensive income (loss)	—	(1)	480	4	67	(3)	547	—	(42)	—	342	1,248	8	387	2,490
Preferred LP Units issued	—	—	—	—	—	—	—	115	—	—	—	—	—	—	115
Capital contributions (Note 16)	—	—	—	—	—	—	—	—	—	—	—	2,131	—	—	2,131
Redemption of Preferred LP Units (Note 17)	—	—	—	—	—	—	—	(236)	—	—	—	—	—	—	(236)
Disposal (Note 4)	14	—	(14)	—	—	—	—	—	—	—	—	(75)	—	—	(75)
Distributions or dividends declared	(355)	—	—	—	—	—	(355)	(44)	(26)	(29)	(220)	(1,275)	(100)	(250)	(2,299)
Distribution reinvestment plan	9	—	—	—	—	—	9	—	—	—	—	—	—	—	9
Other	116	(2)	(143)	—	(2)	—	(31)	—	—	—	(19)	89	—	(22)	17
Change in year	(382)	(3)	323	4	65	(3)	4	(121)	(42)	—	(1)	2,452	—	(2)	2,290
Balance, as at December 31, 2022	$(1,898)	$(845)	$6,817	$4	$17	$1	$4,096	$760	$571	$592	$2,561	$14,755	$59	$2,892	$26,286

Balance, as at December 31, 2020	$(988)	$(720)	$5,595	$(6)	$(39)	$3	$3,845	$1,028	$609	$—	$2,408	$11,100	$56	$2,721	$21,767
Net income (loss)	(191)	—	—	—	—	—	(191)	55	26	12	(119)	209	77	(135)	(66)
Other comprehensive income (loss)	—	(116)	938	7	(11)	1	819	—	4	$—	513	839	12	579	2,766
Issuance of perpetual subordinated notes	—	—	—	—	—	—	—	—	—	$592	—	—	—	—	592
Capital contributions	—	—	—	—	—	—	—	—	—	$—	—	1,121	—	—	1,121
Return of capital	—	—	—	—	—	—	—	—	—	$—	—	—	—	—	—
Redemption of Preferred LP Units	—	—	—	—	—	—	—	(147)	—	$—	—	—	—	—	(147)
Disposals	38	—	(38)	—	—	—	—	—	—	$—	—	(395)	—	—	(395)
Distributions or dividends declared	(335)	—	—	—	—	—	(335)	(55)	(26)	$(12)	(209)	(810)	(85)	(237)	(1,769)
Distribution reinvestment plan	9	—	—	—	—	—	9	—	—	$—	—	—	—	—	9
Other	(49)	(6)	(1)	(1)	2	—	(55)	—	—	$—	(31)	239	(1)	(34)	118
Change in year	(528)	(122)	899	6	(9)	1	247	(147)	4	592	154	1,203	3	173	2,229
Balance, as at December 31, 2021	$(1,516)	$(842)	$6,494	$—	$(48)	$4	$4,092	$881	$613	$592	$2,562	$12,303	$59	$2,894	$23,996
The accompanying notes are an integral part of these consolidated financial statements.

F - 13

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income (loss)							Non-controlling interests
YEAR ENDED DECEMBER 31 (MILLIONS)	Limited partners’ equity	Foreign currency translation	Revaluation surplus	Actuarial losses on defined benefit plans	Cash flow hedges	Investments in equity securities	Total limited partners’ equity	Preferred limited partners’ equity	Preferred equity	BEPC exchangeable shares	Participating non-controlling interests – in operating subsidiaries	General partnership interest in a holding subsidiary held by Brookfield	Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	Total equity
Balance, as at December 31, 2019	$(1,114)	$(700)	$6,422	$(9)	$(32)	$12	$4,579	$833	$597	$—	$11,086	$68	$3,317	$20,480
Net income	(184)	—	—	—	—	—	(184)	54	25	(49)	180	62	(133)	(45)
Other comprehensive income (loss)	—	(249)	827	—	(6)	5	577	—	12	152	1,112	8	413	2,274
Preferred LP Units issued	—	—	—	—	—	—	—	195	—	—	—	—	—	195
LP units purchased for cancellation	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Capital contributions	—	—	—	—	—	—	—	—	—	—	520	—	—	520
Return of Capital	—	—	—	—	—	—	—	—	—	—	(147)	—	—	(147)
Disposal	17	—	(17)	—	—	—	—	—	—	—	(15)	—	—	(15)
Distributions or dividends declared	(349)	—	—	—	—	—	(349)	(54)	(25)	(116)	(551)	(70)	(250)	(1,415)
Distribution reinvestment plan	6	—	—	—	—	—	6	—	—	—	—	—	—	6
Special distribution/TerraForm Power acquisition	634	280	(1,465)	2	1	(13)	(561)	—	—	2,134	(1,101)	(10)	(462)	—
Other	2	(51)	(172)	1	(2)	(1)	(223)	—	—	287	16	(2)	(164)	(86)
Change in year	126	(20)	(827)	3	(7)	(9)	(734)	195	12	2,408	14	(12)	(596)	1,287
Balance, as at December 31, 2020	$(988)	$(720)	$5,595	$(6)	$(39)	$3	$3,845	$1,028	$609	$2,408	$11,100	$56	$2,721	$21,767
The accompanying notes are an integral part of these consolidated financial statements.

F - 14

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31 (MILLIONS)	Notes	2022	2021	2020
Operating activities
Net income (loss)		$138	$(66)	$(45)
Adjustments for the following non-cash items:
Depreciation	13	1,583	1,501	1,367
Unrealized foreign exchange and financial instrument (gain) loss	6	253	122	(134)
Share of earnings from equity-accounted investments	21	(96)	(22)	(27)
Deferred income tax recovery	12	(150)	(29)	(213)
Other non-cash items		107	(136)	388
Dividends received from equity-accounted investments	21	89	78	56
		1,924	1,448	1,392
Changes in due to or from related parties		(19)	2	59
Net change in working capital balances	31	(194)	(716)	(155)
		1,711	734	1,296
Financing activities
Proceeds from medium-term notes	15	296	—	570
Repayment of medium-term notes	15	—	—	(304)
Corporate credit facilities, net	15	—	—	(299)
Commercial paper, net	15	249	(3)	3
Proceeds from non-recourse borrowings	15	9,547	6,877	3,205
Repayment of non-recourse borrowings	15	(6,310)	(3,678)	(3,408)
Capital contributions from participating non-controlling interests – in operating subsidiaries	16	1,863	1,200	514
Capital repaid to participating non-controlling interests – in operating subsidiaries	16	(75)	(511)	(147)
Issuance of equity instruments and related costs	16,17,18	115	592	151
Redemption and repurchase of equity instruments	17,18	(252)	(153)	—
Distributions paid:
To participating non-controlling interests – in operating subsidiaries, preferred shareholders, preferred limited partners unitholders, and perpetual subordinate notes	16,17	(1,372)	(900)	(628)
To unitholders of Brookfield Renewable or BRELP and shareholders of Brookfield Renewable Corporation	16, 18	(915)	(854)	(769)
Borrowings from related party		1,470	1,188	320
Repayments to related party		(1,127)	(1,615)	—
		3,489	2,143	(792)
Investing activities
Acquisitions, net of cash and cash equivalents, in acquired entity	3	(2,452)	(1,426)	(105)
Investment in equity-accounted investments	21	(236)	(54)	(23)
Investment in property, plant and equipment	13	(2,190)	(1,967)	(447)
Proceeds from disposal of assets, net of cash and cash equivalents disposed		140	827	269
Purchase of financial assets		(492)	(58)	(445)
Proceeds from financial assets	6	70	220	257
Restricted cash and other		94	(86)	112
		(5,066)	(2,544)	(382)
Foreign exchange (loss) gain on cash		(28)	(35)	14
Cash and cash equivalents increase		106	298	136
Net change in cash classified within assets held for sale		(8)	(5)	(12)
Balance, beginning of year		900	607	483
Balance, end of year		$998	$900	$607
Supplemental cash flow information:
Interest paid		$1,071	$870	$872
Interest received		$37	$45	$28
Income taxes paid		$112	$71	$70
The accompanying notes are an integral part of these consolidated financial statements.

F - 15

BROOKFIELD RENEWABLE PARTNERS L.P.
NOTES TO THE AUDITED ANNUAL CONSOLIDATED FINANCIAL STATEMENTS
The business activities of Brookfield Renewable Partners L.P. (“Brookfield Renewable”) consist of owning a portfolio of renewable power and sustainable solution assets primarily in North America, South America, Europe and Asia.
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
The registered office of Brookfield Renewable is 73 Front Street, Fifth Floor, Hamilton HM12, Bermuda.
The immediate parent of Brookfield Renewable is its general partner, Brookfield Renewable Partners Limited (“BRPL”). The ultimate parent of Brookfield Renewable is Brookfield Corporation (“Brookfield Corporation”). Brookfield Corporation and its subsidiaries, other than Brookfield Renewable, and unless the context otherwise requires, includes Brookfield Asset Management Ltd (“Brookfield Asset Management”), are also individually and collectively referred to as “Brookfield” in these financial statements.
The BEPC exchangeable shares are traded under the symbol “BEPC” on the New York Stock Exchange and the Toronto Stock Exchange.
The LP units are traded under the symbol “BEP” on the New York Stock Exchange and under the symbol “BEP.UN” on the Toronto Stock Exchange. Brookfield Renewable's Class A Series 7, Series 13, Series 15, and Series 18 preferred limited partners’ equity are traded under the symbols “BEP.PR.E”, “BEP.PR.G”, “BEP.PR.I”, “BEP.PR.K”, “BEP.PR.M”, “BEP.PR.O”, and “BEP.PR.R”, respectively, on the Toronto Stock Exchange. Brookfield Renewable's Class A Series 17 preferred limited partners’ equity is traded under the symbol “BEP.PR.A” on the New York Stock Exchange. The perpetual subordinated notes are traded under the symbol “BEPH” and “BEPI” on the New York Stock Exchange.

F - 16

1. BASIS OF PREPARATION AND SIGNIFICANT ACCOUNTING POLICIES
(a) Statement of compliance
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The accounting policies used in the consolidated financial statements are based on the IFRS applicable as at December 31, 2022, which encompass individual IFRS, International Accounting Standards (“IAS”), and interpretations made by the International Financial Reporting Interpretations Committee (“IFRIC”) and the Standard Interpretations Committee (“SIC”). The policies set out below are consistently applied to all periods presented, unless otherwise noted.
These consolidated financial statements have been authorized for issuance by the Board of Directors of Brookfield Renewable’s general partner, BRPL, on February 28, 2023.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
References to $, C$, €, £, R$, COP, INR, MYR and CNY are to United States (“U.S.”) dollars, Canadian dollars, Euros, British pound, Brazilian reais, Colombian pesos, Indian rupees, Malaysian ringgit and Chinese yuan, respectively.
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
For entities previously controlled by Brookfield Corporation, the voting agreements entered into do not represent business combinations in accordance with IFRS 3, Business Combinations (“IFRS 3”), as all combining businesses are ultimately controlled by Brookfield Corporation both before and after the transactions were completed. Brookfield Renewable accounts for these transactions involving entities under common control in a manner similar

F - 17

to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 1(s)(ii) – Critical judgments in applying accounting policies – Common control transactions for Brookfield Renewable’s policy on accounting for transactions under common control.
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
(f) Restricted cash
Restricted cash includes cash and cash equivalents, where the availability of funds is restricted primarily by credit and construction agreements.
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

F - 18

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
The depreciation of property, plant and equipment in Brazil is based on the duration of the authorization or the useful life of a concession asset. The weighted-average remaining duration at December 31, 2022 is 35 years (2021: 31 years). Since land rights are part of the concession or authorization, this cost is also subject to depreciation.
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

F - 19

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

F - 20

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
(i) Goodwill
Goodwill represents the excess of the price paid for the acquisition of an entity over the fair value of the net tangible and intangible assets and liabilities acquired. Goodwill is allocated to the cash generating unit or units (“CGU”) to which it relates. Brookfield Renewable identifies CGU as identifiable groups of assets that are largely independent of the cash inflows from other assets or groups of assets.
Goodwill is evaluated for impairment annually or more often if events or circumstances indicate there may be impairment. Impairment is determined for goodwill by assessing if the carrying value of a CGU, including the allocated goodwill, exceeds its recoverable amount determined as the greater of the estimated fair value less costs of disposal or the value in use. Impairment losses recognized in respect of a CGU are first allocated to the carrying value of goodwill and any excess is allocated to the carrying amount of assets in the CGU. Any goodwill impairment is charged to profit or loss in the period in which the impairment is identified. Impairment losses on goodwill are not subsequently reversed. In the year of a business acquisition, the recoverability of the acquired goodwill is assessed by revisiting the assumptions of the related underwriting model.
On disposal of a subsidiary, the attributable amount of goodwill is included in the determination of the gain or loss on disposal of the operation.
(j) Asset impairment
At each statement of financial position date, Brookfield Renewable assesses whether for non-financial assets there is any indication that such assets are impaired. This assessment includes a review of internal and external factors which includes, but is not limited to, changes in the technological, political, economic or legal environment in which the entity operates in, structural changes in the industry, changes in the level of demand, physical damage and obsolescence due to technological changes. An impairment is recognized if the recoverable amount, determined as the higher of the estimated fair value less costs of disposal or the discounted future cash flows generated from use and eventual disposal from an asset or CGU is less than its carrying value.
For non-financial assets (including equity-accounted investments), an impairment is recognized if the recoverable amount, determined as the greater of the estimated fair value, less costs to sell, and the discounted future cash flows generated from use and eventual disposal of an asset or CGU, is less than its carrying value. The projections of future cash flows take into account the relevant operating plans and management’s best estimate of the most probable set of conditions anticipated to prevail. Where an impairment loss subsequently reverses, the carrying amount of the asset or CGU is increased to the lesser of the revised estimate of recoverable amount and the carrying amount that would have been recorded had no impairment loss been recognized previously.
(k) Trade receivables and other current assets
Trade receivables and other current assets are recognized initially at fair value, and subsequently measured at amortized cost using the effective interest method, less any provision for expected credit losses.

F - 21

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

F - 22

FVPL – Financial liabilities held for trading, such as those acquired for the purpose of selling in the near term, derivative financial instruments entered into by Brookfield Renewable that do not meet hedge accounting criteria, and tax equity are classified as fair value through profit and loss. Gains or losses on these types of liabilities are recognized in income.
Brookfield Renewable owns and operates certain projects in the U.S. under tax equity structures to finance the construction of utility-scale solar and wind projects. Such structures are designed to allocate renewable tax incentives, such as investment tax credits (“ITCs”), production tax credits (“PTCs”) and accelerated tax depreciation, to tax equity investors. Generally, tax equity structures grant the tax equity investors the majority of the project's U.S. taxable earnings and renewable tax incentives, along with a smaller portion of the projects’ cash flows, until a contractually determined point at which the allocations are adjusted (the “Flip Point”). Subsequent to the Flip Point the majority of the project’s U.S. taxable earnings, renewable tax incentives and cash flows are allocated to the sponsor. The Flip Point dates are generally dependent on the underlying projects’ reaching an agreed upon after tax investment return, however, from time to time, the Flip Point dates may be dates specified within the contract. At all times, both before and after the projects’ Flip Point, Brookfield Renewable retains control over the projects financed with a tax equity structure. In accordance with the substance of the contractual agreements, the amounts paid by the tax equity investors for their equity stakes are classified as financial instrument liabilities on the consolidated statements of financial position and at each reporting date are remeasured to their fair value in accordance with IFRS 9.
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

F - 23

Brookfield Renewable designates its derivatives as hedges of:
•Foreign exchange risk associated with the cash flows of highly probable forecast transactions (cash flow hedges);
•Foreign exchange risk associated with net investment in foreign operations (net investment hedges);
•Commodity price risk associated with cash flows of highly probable forecast transactions (cash flow hedges); and
•Floating interest rate risk associated with floating rate debts (cash flow hedges).
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

F - 24

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
Brookfield Renewable also sells power and related products under bundled arrangements. Energy, capacity and renewable credits within power purchase agreements are considered to be distinct performance obligations. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied under IFRS 15. Brookfield Renewable views the sale of energy and capacity as a series of distinct goods that is substantially the same and has the same pattern of transfer measured by the output method. Brookfield Renewable views renewable credits to be performance obligations satisfied at a point in time. During the year ended December 31, 2022, revenues recognized at a point in time corresponding to the sale of renewable credits were $263 million (2021: $183 million and 2020: $164 million). Measurement of satisfaction and transfer of control to the customer of renewable credits in a bundled arrangement coincides with the pattern of revenue recognition of the underlying energy generation.
Revenues recognized that are outside the scope of IFRS 15 include realized gains and losses from derivatives used in the risk management of Brookfield Renewable's generation activities related to commodity prices. From time to time, Brookfield Renewable also enters into commodity contracts to hedge all or a portion of its estimated revenue stream when selling electricity to an independent system operated market and there is no PPA available. These commodity contracts require periodic settlements in which Brookfield Renewable receives a fixed-price based on specified quantities of electricity and pays the counterparty a variable market price based on the same specified quantity of electricity. As these derivatives are accounted for under hedge accounting, the changes in fair value are recorded in revenues in the consolidated statements of income (loss). Financial transactions included in revenues for the year ended December 31, 2022 decreased revenues by $146 million (decreased by 2021: 37 million and 2020: $55 million).
Contract Balances
Contract assets – A contract asset is the right to consideration in exchange for goods or services transferred to the customer. If Brookfield Renewable performs by transferring goods or services to a customer before the customer

F - 25

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
(o) Business combinations
The acquisition of a business is accounted for using the acquisition method. The consideration for an acquisition is measured at the aggregate of the fair values, at the date of exchange, of the assets transferred, the liabilities incurred to former owners of the acquired business, and equity instruments issued by the acquirer in exchange for control of the acquired business. The acquired business’ identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 – Business combinations (“IFRS 3”), are recognized at their fair values at the acquisition date, except for income taxes which are measured in accordance with IAS 12 – Income taxes (“IAS 12”), share-based payments which are measured in accordance with IFRS 2 – Share-based payment, liabilities and contingent liabilities which are measured under IAS 37 - Provisions, contingent liabilities and contingent assets or IFRIC 21 - Levies and non-current assets that are classified as held-for-sale which are measured at fair value less costs to sell in accordance with IFRS 5 – Non-current assets held for sale and discontinued operations. The non-controlling interest in the acquiree is initially measured at the non-controlling interest’s proportion of the net fair value of the identifiable assets, liabilities and contingent liabilities recognized or when applicable, at the fair value of the shares outstanding.
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

F - 26

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
(q) Other items
(i) Capitalized costs
Capitalized costs related to CWIP include eligible expenditures incurred in connection with acquisition, construction or production of a qualifying asset. A qualifying asset is an asset that takes a substantial period of time to prepare for its intended use. Interest and borrowing costs related to CWIP are capitalized when activities that are necessary to prepare the asset for its intended use or sale are in progress, expenditures for the asset have been incurred and funds have been used or borrowed to fund the construction or development. Capitalization of costs ceases when the asset is ready for its intended use.
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

F - 27

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
(r) Critical estimates
Brookfield Renewable makes estimates and assumptions that affect the carrying value of assets and liabilities, disclosure of contingent assets and liabilities and the reported amount of income and OCI for the year. Actual results could differ from these estimates. The estimates and assumptions that are critical to the determination of the amounts reported in the consolidated financial statements relate to the following:
(i) Property, plant and equipment
The fair value of Brookfield Renewable’s property, plant and equipment is calculated using estimates and assumptions about future electricity prices from renewable sources, anticipated long-term average generation, estimated operating and capital expenditures, future inflation rates, discount rates and terminal value, as described in Note 13 – Property, plant and equipment, at fair value. Judgment is involved in determining the appropriate estimates and assumptions in the valuation of Brookfield Renewable’s property, plant and equipment. See Note 1(s)(iii) – Critical judgments in applying accounting policies – Property, plant and equipment for further details.

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
(v) Impairment of goodwill
The impairment assessment of goodwill requires estimation of the value-in-use or fair value less costs of disposal of the CGUs or groups of CGUs to which goodwill has been allocated.
Brookfield Renewable uses the following critical assumptions and estimates for the value-in-use method: the circumstances that gave rise to the goodwill, timing and amount of future cash flows expected from the CGUs; discount rates; terminal capitalization rates; terminal valuation dates and future leverage assumptions.
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

F - 29

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
Brookfield Renewable’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth by the years 2026 to 2035 in North America, 2029 in Colombia, and 2026 in Brazil. The year of new entry is viewed as the point when generators must build additional capacity to maintain system reliability and provide an adequate level of reserve generation with the retirement of older coal-fired plants and rising environmental compliance costs in North America and Europe, and overall increasing demand in Colombia and Brazil. For the North American and European businesses, Brookfield Renewable has estimated a discount to these new-build renewable asset prices to determine renewable electricity prices for hydroelectric, solar and wind facilities. In Brazil and Colombia, the estimate of future electricity prices is based on a similar approach as applied in North America using a forecast of the all-in cost of development.
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

F - 30

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
For power purchase agreements accounted for under IFRS 9 (“IFRS 9 PPAs”) that have unobservable values, Brookfield Renewable determines the fair value of these IFRS 9 PPAs using a discounted cash flow model based on the term of the contract and applies judgements surrounding the inputs used within the valuation model. The valuation model incorporates various inputs and assumptions including future power prices, contractual prices, contractual volumes and discount rates. Future power prices are based on broker quotes from independent sources and for IFRS 9 PPAs with no available broker quotes, future fuel driven merchant prices are incorporated within the model. Contractual prices are stipulated within each individual agreement, contractual volumes are either specified within the agreement or determined using future generation of the power generating assets and discount rate used in the valuation model is the credit adjusted risk free rate.
(v) Deferred income taxes
The accounting policy relating to Brookfield Renewable’s income taxes is described in Note 1(n) – Income taxes. In applying this policy, judgments are made in determining the probability of whether deductions, tax credits and tax losses can be utilized.
(t) Recently adopted accounting standards
Amendments to IFRS 3 Business Combinations - Reference to the Conceptual Framework
The amendments add an exception to the recognition principle of IFRS 3 to avoid the issue of potential ‘day 2’ gains or losses arising from liabilities and contingent liabilities that would be within the scope of IAS 37 Provisions, Contingent Liabilities and Contingent Assets or IFRIC 21 Levies, if incurred separately. The exception requires entities to apply the criteria in IAS 37 or IFRIC 21, respectively, instead of the Conceptual Framework, to determine whether a present obligation exists at the acquisition date. At the same time, the amendments add a new paragraph to IFRS 3 to clarify that contingent assets do not qualify for recognition at the acquisition date. The amendments to IFRS 3 apply to annual reporting periods beginning on or after January 1, 2022. Brookfield Renewable has completed an assessment and implemented its transition plan that addresses the impact and effect changes as a result of amendments to the recognition principle of IFRS 3. The adoption did not have a significant impact on Brookfield Renewable’s financial reporting.
IFRS Interpretations Committee Agenda Decision - Demand Deposits with Restriction on Use Arising from a Contract with a Third Party (IAS 7 Statement of Cash Flows)
In April 2022, the IFRS Interpretations Committee (“IFRS IC”) concluded that restrictions on the use of a demand deposit arising from a contract with a third party do not result in the deposit no longer being cash, unless those restrictions change the nature of the deposit in a way that it would no longer meet the definition of cash in IAS 7 Statement of Cash Flows. In the fact pattern described in the request, the contractual restrictions on the use of the amounts held in the demand deposit did not change the nature of the deposit — the entity can access those amounts on demand. Therefore, the entity should include the demand deposit as a component of “cash and cash equivalents” in its statement of financial position and in its statement of cash flows. Brookfield Renewable has completed the assessment and implemented its transition plan that addresses the impact of this IFRS IC agenda decision. The effect of the IFRIC IC agenda decision resulted in an increase to Cash and cash equivalents and a corresponding decrease to Restricted cash of $268 million (2021: $136 million), on the consolidated statements of financial position. The impact on the consolidated statements of cash flows is an increase to Cash and cash equivalents of $268 million (2021: $136 million and 2020: $176 million) and an increase to cash used in investing activities in the prior year (2021: $40 million and 2020: $44 million).
(u) Future changes in accounting policies
Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)

F - 31

The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2024. Brookfield Renewable is currently assessing the impact of these amendments.
There are currently no other future changes to IFRS with potential impact on Brookfield Renewable.
2. PRINCIPAL SUBSIDIARIES
The following table lists the subsidiaries of Brookfield Renewable which significantly affect its financial position and results of operations as at December 31, 2022:

	Jurisdiction of Incorporation or Organization	Percentage of voting securities owned or controlled (%)
BP Brazil US Subco LLC	Delaware	100
Brookfield BRP Canada Corp.	Ontario	100
Brookfield BRP Europe Holdings (Bermuda) Limited	Bermuda	100
Brookfield Power US Holding America Co.	Delaware	100
Isagen S.A. E.S.P.(1)	Colombia	99.70
TerraForm Power Parent, LLC(1)	New York	100.00
(1)Voting control held, in whole or in part, through voting agreements with Brookfield.

F - 32

3. ACQUISITIONS
The following investments were accounted for using the acquisition method by Brookfield Renewable, and the results of operations have been included in the audited annual consolidated financial statements since the date of acquisition.
U.S. Utility-scale Solar Portfolio
On January 24, 2022, Brookfield Renewable, together with its institutional partners, completed the acquisition of 100% interest in a utility scale development business with a 20 GW portfolio of utility-scale solar and energy storage development assets in the United States. The purchase price of this acquisition, including working capital and closing adjustments, was $702 million, plus $58 million of additional incentive payments to be paid contingent upon certain milestones being achieved. The total transaction costs related to the acquisition were $2 million. Brookfield Renewable holds an approximately 20% economic interest.
Europe Utility-scale Solar Portfolio
On February 2, 2022, Brookfield Renewable, together with institutional partners, completed the acquisition of 100% interest in a 1.7 GW portfolio of utility-scale solar development assets in Germany. The purchase price of this acquisition, including working capital and closing adjustments, was approximately €66 million ($73 million), plus €15 million ($17 million) of additional incentive payments to be paid contingent upon certain milestones being achieved. The total transaction costs related to the acquisition were €2 million ($2 million). Brookfield Renewable holds an approximately 20% economic interest.
Chile Distributed Generation Portfolio
On March 17, 2022, Brookfield Renewable, together with institutional partners, completed the acquisition of 83% interest in a 437 MW distributed generation portfolio of high quality operating and development assets in Chile. The purchase price of this acquisition, including working capital and closing adjustments, was approximately $31 million. The total transaction costs related to the acquisition was $1 million. Brookfield Renewable holds an approximately 20% economic interest in the investment.
During the fourth quarter of 2022, Brookfield Renewable, together with institutional partners, contributed an additional approximate $4 million to fund the development pipeline, increasing the ownership interest from 83% to 84%.
U.S. Distributed Generation Portfolio
On September 28, 2022, Brookfield Renewable, together with its institutional partners, completed the acquisition of 100% interest in an integrated distributed generation developer with approximately 500 MW of contracted operating and under construction assets, and an 1.8 GW of development pipeline in the United States. The purchase price of this acquisition was $614 million, consisting of $538 million initial equity price, a $22 million working capital and closing adjustments and $98 million to repay previously existing non-recourse borrowings (in aggregate $123 million net to Brookfield Renewable). The total transaction costs related to the acquisition were $5 million. Brookfield Renewable holds an approximately 20% economic interest.
This investment was accounted for using the acquisition method, and the results of operations have been included in the consolidated financial statements since the date of the acquisition. If the acquisition had taken place at the beginning of the year, the revenue from the U.S. Distributed Generation Portfolio would have been $46 million for the year ended December 31, 2022.

F - 33

U.S. Wind Portfolio
On December 16, 2022, Brookfield Renewable, together with institutional partners, completed the acquisition of 100% interest in a renewable developer with a portfolio of over 800 MW of operating wind assets and pipeline of over 22 GW of solar and storage assets in the United States. The purchase price of this acquisition, including working capital and closing adjustments, was approximately $1,092 million. The total transaction costs related to the acquisition were $4 million. Brookfield Renewable holds an approximately 20% economic interest.
This investment was accounted for using the acquisition method, and the results of operations have been included in the consolidated financial statements since the date of the acquisition. If the acquisition had taken place at the beginning of the year, the revenue from the U.S. Wind Portfolio would have been $82 million for the year ended December 31, 2022.
The purchase price allocations, at fair value, as at December 31, 2022, with respect to the acquisitions are as follows:

(MILLIONS)	Chile Distributed Generation Portfolio	Europe Utility-scale Solar Portfolio	U.S. Utility-scale Solar Portfolio (1)	U.S. Distributed Generation Portfolio(2)(3)	US Wind Portfolio(2)	Total
Cash and cash equivalents	$2	$3	$22	$33	$26	$86
Restricted cash	—	—	6	6	5	17
Trade receivables and other current assets	2	30	48	13	13	106
Assets classified as held for sale(4)	—	—	—	—	240	240
Property, plant and equipment, at fair value	21	1	561	708	1,796	3,087
Deferred tax assets	—	—	—	10	—	10
Financial instruments assets(5)	—	—	—	10	2	12
Other non-current assets	1	—	4	21	22	48
Accounts payable and accrued liabilities	(1)	(5)	(32)	(66)	(38)	(142)
Current portion of non-recourse borrowings	—	—	—	(9)	—	(9)
Liabilities classified as held for sale(4)	—	—	—	—	(135)	(135)
Financial instruments liabilities(5)	—	—	(15)	(15)	(725)	(755)
Non-recourse borrowings	(6)	—	(48)	(346)	—	(400)
Deferred income tax liabilities	—	(7)	(43)	—	—	(50)
Provisions	—	—	—	(25)	(29)	(54)
Other long-term liabilities	—	—	(30)	(35)	(68)	(133)
Fair value of net assets acquired	19	22	473	305	1,109	1,928
Non-controlling interests	$(6)	$—	$—	$—	$(26)	$(32)
Goodwill	18	68	287	309	9	691
Purchase price	$31	$90	$760	$614	$1,092	$2,587
(1)During the year, Brookfield Renewable recorded purchase price allocation adjustment of $176 million primarily to Property, plant and equipment, Deferred tax asset, Other non-current assets, Deferred income tax liabilities and Other long-term liabilities.
(2)The purchase price allocation is preliminary as at December 31, 2022. Brookfield Renewable is currently assessing the fair value of Property, plant and equipment, Financial instruments, Provisions and Deferred tax liabilities for the purchase price allocation and expect to finalize the balances in 2023.
(3)During the year, Brookfield Renewable recorded purchase price allocation adjustments of $97 million primarily to Property, plant and equipment, at fair value, Deferred tax assets and Deferred income tax liabilities.
(4)Refer to Note 5 - Assets held for sale
(5)Includes both short-term and long-term balances

F - 34

The following investments were accounted for using the equity method as Brookfield Renewable has significant influence through its position in the business, and the results of operations have been included in the audited annual consolidated financial statements since the date of investment.
Powen
In February 2022, Brookfield Renewable, together with institutional partners, acquired an initial 16% interest in a DG solar development business in Spain and Mexico with approximately 700 MW of operating and development assets for $22 million ($6 million net to Brookfield Renewable). During the course of 2022, Brookfield Renewable, together with institutional partners, subscribed for additional shares for $34 million ($7 million net to Brookfield Renewable). This subscription increased our interest to approximately 32% (6% net to Brookfield Renewable)
Island Aggregator LP
On June 20, 2022, Brookfield Renewable, together with institutional partners, committed to invest $500 million, of which $122 million was deployed for a 20% stake in common equity into a private owner and operator of long-term, U.S. denominated, contracted power and utility assets across the Americas with 1.2 GW of installed capacity and approximately 1.3 GW development pipeline. Brookfield Renewable holds a 20% interest in this investment through an intermediate entity.
California Resources Corporation
On August 3, 2022, Brookfield Renewable, together with its institutional partners, formed a joint venture with California Resources Corporation (“CRC”) to establish a Carbon Management Business that will develop carbon capture and storage in California. Brookfield Renewable, together with its institutional partners, has committed to invest up to $500 million to fund the development of identified carbon capture and storage projects in California. This includes an initial investment of approximately $137 million, of which $48 million was deployed during the year, which includes a put option that offers strong downside protection at a pre-determined rate of return. Brookfield Renewable holds an approximate 10% economic interest.
California Bioenergy (“Calbio”)
On December 21, 2022, Brookfield Renewable, together with its institutional partners, closed its purchase of a 10% interest in a developer, operator and owner of renewable natural gas assets in the U.S. with an initial equity commitment of $150 million ($30 million net to Brookfield Renewable) and secured the option to invest up to approximately $350 million ($70 million net to Brookfield Renewable) of follow-on equity capital for future projects meeting our risk-return requirements. Brookfield Renewable holds an approximate 2% economic interest.

Completed in 2021
The following investments were accounted for using the acquisition method, and the results of operations have been included in the audited annual consolidated financial statements since the date of acquisition.
Oregon Wind Portfolio
On March 24, 2021, Brookfield Renewable, together with institutional partners, completed the acquisition of 100% of a portfolio of three wind generation facilities of approximately 845 MW and development projects of approximately 400 MW (together, “Oregon Wind Portfolio”) located in Oregon, United States. The purchase price of this acquisition, including working capital and closing adjustments, was approximately $744 million. The total transaction costs of $6 million were expensed as incurred and have been classified under Other in the consolidated statement of income (loss). Brookfield Renewable holds a 25% economic interest.
This investment was accounted for using the acquisition method, and the results of operations have been included in the consolidated financial statements since the date of the acquisition. If the acquisition had taken place at the beginning of the year, the revenue from the Oregon Wind Portfolio would have been $183 million for the year ended December 31, 2021.
During March 31, 2022, the purchase price allocation was finalized with no material changes from the purchase price allocation as at December 31, 2021 as disclosed in the 2021 Annual Report.

F - 35

U.S. Distributed Generation Portfolio
On March 31, 2021, Brookfield Renewable, together with institutional partners, completed the acquisition of 100% of a distributed generation business (the “U.S. Distributed Generation Portfolio”) comprised of 360 MW of operating and under construction assets across approximately 600 sites and 700 MW of development assets, all in the United States. The purchase price of this acquisition, including working capital and closing adjustments, was approximately $684 million. The total transaction costs of $2 million were expensed as incurred and have been classified under Other in the consolidated statement of income (loss). Brookfield Renewable holds a 25% economic interest.
This investment was accounted for using the acquisition method, and the results of operations have been included in the consolidated financial statements since the date of the acquisition. If the acquisition had taken place at the beginning of the year, the revenue from the U.S. Distributed Generation Portfolio would have been $79 million for the year ended December 31, 2021.
The purchase price allocation, at fair value, as at December 31, 2021, with respect to the acquisitions are as follows:

(MILLIONS)	Oregon Wind Portfolio	U.S. Distributed Generation Portfolio	Total
Cash and cash equivalents	$1	$1	$2
Restricted cash	49	5	54
Trade receivables and other current assets	28	23	51
Property, plant and equipment	1,643	723	2,366
Current liabilities	(10)	(6)	(16)
Current portion of non-recourse borrowings	(74)	(7)	(81)
Financial instruments	(16)	—	(16)
Non-recourse borrowings	(761)	(133)	(894)
Provisions	(83)	(16)	(99)
Other long-term liabilities	(33)	(23)	(56)
Fair value of net assets acquired	744	567	1,311
Goodwill	—	117	117
Purchase price	$744	$684	$1,428

F - 36

The following investments were accounted for using the equity method as Brookfield Renewable has significant influence through its position in the business, and the results of operations have been included in the audited annual consolidated financial statements since the date of investment.
Polenergia
In the first quarter of 2021, Brookfield Renewable, together with its institutional partners, closed its purchase of a 23% interest in a large scale renewable business in Poland, in connection with its previously announced tender offer alongside the current majority shareholder, at a cost of approximately $175 million (approximately $44 million net to Brookfield Renewable for a 6% interest). Brookfield Renewable, together with its institutional partners and the current majority shareholder, holds a 75% interest in the company.
During the first quarter of 2022, Brookfield Renewable, together with its institutional partner, subscribed for additional shares in Polenergia. This subscription increased the total interest in Polenergia to 32% (8% net to Brookfield Renewable).
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

F - 37

4. DISPOSAL OF ASSETS
In April 2022, Brookfield Renewable, together with its institutional partners, completed the sale of its interest in a portfolio of 19 MW utility-scale solar assets in Asia (“Malaysia Utility-scale Solar Portfolio”) for proceeds of approximately MYR 144 million ($33 million and $10 million net to Brookfield Renewable). This resulted in a loss on disposition of $9 million ($3 million net to Brookfield Renewable) recognized within Other in the consolidated statements of income (loss). As a result of the disposition, Brookfield Renewable's post-tax portion of the accumulated revaluation surplus of $3 million was reclassified from accumulated other comprehensive income directly to equity and presented as a Disposals item in the consolidated statements of changes in equity.
In June 2022, Brookfield Renewable, together with its institutional partners, completed the sale of its 100% interest in a 36 MW operating hydroelectric portfolio in Brazil (“Brazil Hydroelectric Portfolio”) for proceeds of R$461 million (approximately $90 million and $23 million net to Brookfield Renewable). Brookfield Renewable holds an approximately 25% economic interest in each of the project entities within the Brazil Hydroelectric Portfolio and a 100% voting interest. As a result of the disposition, Brookfield Renewable's post-tax portion of the accumulated revaluation surplus of $30 million was reclassified from accumulated other comprehensive income directly to equity and presented as a Disposals item in the consolidated statements of changes in equity.
Summarized financial information relating to the disposals are shown below:

(MILLIONS)	Malaysia Utility-scale Solar Portfolio	Brazil Hydroelectric Portfolio	Total
Proceeds, net of transaction costs	$33	$90	$123
Carrying value of net assets held for sale
Assets	55	90	145
Liabilities	(6)	—	(6)
Non-controlling interests	(7)	—	(7)
	42	90	132
Loss on disposal, net of transaction costs	$(9)	$—	$(9)

F - 38

5. ASSETS HELD FOR SALE
As at December 31, 2022, assets held for sale within Brookfield Renewable's operating segments include a 378 MW operating hydroelectric portfolio in the U.S. following our institutional partners agreement to sell their 50% interest. Brookfield Renewable will continue to retain its 22% interest in the investment and accordingly, will not receive proceeds from the sale. The portfolio has been reclassified as held for sale, as subsequent to our institutional partners’ 50% interest completing this sale, Brookfield Renewable will no longer consolidate this investment and will recognize its interest as an equity-accounted investment.
Assets held for sale also include acquired wind assets in the U.S. that were acquired as part of the acquisition of a renewables developer that had a pre-existing sale and purchase agreement at the time of acquisition.
The following is a summary of the major items of assets and liabilities classified as held for sale as at December 31:

(MILLIONS)	2022	2021
Assets
Cash and cash equivalents	$9	$9
Restricted cash	5	1
Trade receivables and other current assets	4	1
Financial instrument assets	3	—
Property, plant and equipment, at fair value	911	47
Other long-term assets	6	—
Assets held for sale	$938	$58
Liabilities
Current liabilities	$9	$—
Non-recourse borrowings	171	3
Financial instrument liabilities	167	—
Other long-term liabilities	1	3
Provisions	3
Liabilities directly associated with assets held for sale	$351	$6
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

F - 39

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
Impact of a 5% change in the market price of electricity, on outstanding energy derivative contracts and IFRS 9 PPAs, for the year ended December 31:

	Effect on net income(1)			Effect on OCI(1)
(MILLIONS)	2022	2021	2020	2022	2021	2020
5% increase	$(76)	$(37)	$(13)	$(36)	$(21)	$(16)
5% decrease	75	40	14	36	22	16
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
Impact of a 5% change in U.S. dollar exchange rates, on outstanding foreign exchange swaps, for the year ended December 31:

	Effect on net income(1)			Effect on OCI(1)
(MILLIONS)	2022	2021	2020	2022	2021	2020
5% increase	$27	$29	$10	$96	$95	$73
5% decrease	(27)	(29)	(7)	(96)	(95)	(72)
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

F - 40

Brookfield Renewable will enter into interest rate swaps designed to minimize the exposure to interest rate fluctuations on its variable-rate debt. Fluctuations in interest rates could impact Brookfield Renewable’s cash flows, primarily with respect to the interest payable against Brookfield Renewable’s variable rate debt, which is limited to certain non-recourse borrowings with a total principal value of $7,823 million (2021: $6,758 million). Of this principal value, $3,396 million (2021: $3,493 million) has been fixed through the use of interest rate contracts. The fair values of the recognized asset and liability for the interest rate swaps were calculated using a valuation model with observable interest rates.
The table below summarizes the impact of changes in the interest rate as at December 31. The impact is expressed in terms of the effect on income and OCI. The sensitivities are based on the assumption that the interest rate changes by 1% with all other variables held constant.
Impact of a 1% change in interest rates, on outstanding interest rate swaps, variable-rate debt and tax equity, for the year ended December 31:

	Effect on net income(1)			Effect on OCI(1)
(MILLIONS)	2022	2021	2020	2022	2021	2020
1% increase	$20	$15	$37	$112	$114	$122
1% decrease	(20)	(16)	(38)	(118)	(124)	(129)
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
Brookfield Renewable minimizes credit risk with counterparties through the selection, monitoring and diversification of counterparties, the use of standard trading contracts, and other credit risk mitigation techniques. In addition, Brookfield Renewable’s power purchase agreements are reviewed regularly and the majority are with customers having long standing credit histories or investment grade ratings, which limit the risk of non-collection. See Note 24 – Trade receivables and other current assets, for additional details regarding Brookfield Renewable’s trade receivables balance.
The maximum credit exposure at December 31 was as follows:

(MILLIONS)	2022	2021
Trade receivables and other short-term receivables	$883	$807
Long-term receivables	235	216
Financial instrument assets(1)	390	127
Due from related parties(1)	251	177
Contract asset(1)	395	445
	$2,154	$1,772
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

F - 41

CASH OBLIGATIONS
The table below classifies the cash obligations related to Brookfield Renewable’s liabilities into relevant maturity groupings based on the remaining period from the statement of financial position dates to the contractual maturity date.

AS AT DECEMBER 31, 2022 (MILLIONS)	< 1 year	2-5 years	> 5 years	Total
Accounts payable and accrued liabilities	$1,086	$—	$—	$1,086
Financial instrument liabilities(1)(2)	559	1,018	652	2,229
Due to related parties	586	1	—	587
Other long-term liabilities – concession payments	2	6	12	20
Lease liabilities(1)	30	116	413	559
Corporate borrowings(1)	249	664	1,643	2,556
Non-recourse borrowings(1)	2,027	7,904	12,390	22,321
Interest payable on borrowings(3)	1,368	4,141	4,663	10,172
Total	$5,907	$13,850	$19,773	$39,530

AS AT DECEMBER 31, 2021 (MILLIONS)	< 1 year	2-5 years	> 5 years	Total
Accounts payable and accrued liabilities	$779	$—	$—	$779
Financial instrument liabilities(1)(2)	400	358	207	965
Due to related parties	164	34	—	198
Other long-term liabilities – concession payments	1	6	13	20
Lease liabilities(1)	30	129	305	464
Corporate borrowings(1)	—	317	1,839	2,156
Non-recourse borrowings(1)	1,818	6,926	10,608	19,352
Interest payable on borrowings(3)	912	2,989	3,987	7,888
Total	$4,104	$10,759	$16,959	$31,822
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

F - 42

The following table presents Brookfield Renewable’s assets and liabilities measured and disclosed at fair value classified by the fair value hierarchy as at December 31:

(MILLIONS)	Level 1	Level 2	Level 3	2022	2021
Assets measured at fair value:
Cash and cash equivalents	$998	$—	$—	$998	$900
Restricted cash(1)	191	—	—	191	176
Financial instrument assets(1)
Energy derivative contracts	—	37	2	39	55
Interest rate swaps	—	335	—	335	40
Foreign exchange swaps	—	16	—	16	32
Investments in debt and equity securities	155	39	1,041	1,235	195
Property, plant and equipment	—	—	54,283	54,283	49,432
Liabilities measured at fair value:
Financial instrument liabilities(1)
Energy derivative contracts	—	(236)	(670)	(906)	(226)
Interest rate swaps	—	(82)	—	(82)	(228)
Foreign exchange swaps	—	(110)	—	(110)	(56)
Tax equity	—	—	(1,131)	(1,131)	(455)
Contingent consideration(2)	—	—	(68)	(68)	(3)
Liabilities for which fair value is disclosed:
Corporate borrowings(1)	(2,362)	—	—	(2,362)	(2,334)
Non-recourse borrowings(1)	(2,115)	(19,002)	—	(21,117)	(20,435)
Total	$(3,133)	$(19,003)	$53,457	$31,321	$27,093
(1)Includes both the current amount and long-term amount.
(2)Amount relates to business combination completed in 2022 with obligations lapsing from 2023 to 2027.
There were no transfers between levels during the year ended December 31, 2022.

F - 43

Financial instruments disclosures
The aggregate amount of Brookfield Renewable’s net financial instrument positions as at December 31 are as follows:

	Financial Instruments Assets				Financial Instruments Liabilities
		Instruments not designated as hedges				Instruments not designated as hedges
(MILLIONS)	Instruments designated as hedges	Fair value through profit & loss	Fair value through OCI	Total	Instruments designated as hedges	Fair value through profit & loss	Fair value through OCI	Total	Net Assets (Liabilities)
IFRS 9 PPAs	10	$12	$—	$22	$(35)	$(7)	$—	$(42)	$(20)
Energy derivative contracts	3	$30	$—	$33	$(61)	$(123)	$—	$(184)	$(151)
Interest rate swaps	22	18	—	40	(117)	(111)	—	(228)	(188)
Foreign exchange swaps	30	2	—	32	(48)	(8)	—	(56)	(24)
Investments in debt and equity securities	—	—	195	195	—	—	—	—	195
Tax equity	—	—	—	—	—	(455)	—	(455)	(455)
Balance, as at December 31, 2021	$65	$62	$195	$322	$(261)	$(704)	$—	$(923)	$(643)
Less: current portion				(60)				400	340
Long-term portion				$262				$(523)	$(303)

IFRS 9 PPAs	$—	$—	$—	$—	$(94)	$(574)	$—	$(668)	$(668)
Energy derivative contracts	12	27	—	39	(37)	(201)	—	(238)	(199)
Interest rate swaps	284	51	—	335	(15)	(67)	—	(82)	253
Foreign exchange swaps	14	2	—	16	(90)	(20)	—	(110)	(94)
Investments in debt and equity securities	—	1,010	225	1,235	—	—	—	—	1,235
Tax equity	—	—	—	—	—	(1,131)	—	(1,131)	(1,131)
Balance, as at December 31, 2022	$310	$1,090	$225	$1,625	$(236)	$(1,993)	$—	$(2,229)	$(604)
Less: current portion				(125)				559	434
Long-term portion				$1,500				$(1,670)	$(170)

F - 44

The following table presents the change in Brookfield Renewable’s total net financial instrument asset position as at and for the year ended December 31:

(MILLIONS)	Balance as at Dec. 31, 2021 asset (liability)	Changes in fair value recognized in OCI(1)	Changes in fair value (hedge ineffectiveness)(2)	Changes in fair value on financial instruments through profit and loss(2)	Amounts reclassified from OCI to income	Acquisitions, settlements and other	Foreign exchange gain (loss)	Balance as at Dec. 31, 2022 asset (liability)
IFRS 9 PPAs(3)	$(20)	$(75)	$(13)	$(218)	$22	$(364)	$—	$(668)
Energy derivative contracts	(151)	(117)	2	(132)	142	57	—	(199)
Interest rate swaps	(188)	331	5	85	5	18	(3)	253
Foreign exchange swaps	(24)	(56)	—	89	—	(103)	—	(94)
Investments in debt and equity securities	195	(11)	—	13	—	1,046	(8)	1,235
Tax equity	(455)	—	—	115	—	(791)	—	(1,131)
	$(643)	$72	$(6)	$(48)	$169	$(137)	$(11)	$(604)
(1)Amounts recognized in Equity-accounted investments, Gains (losses) arising during the year on financial instruments designated as cash-flow hedges and Unrealized gain (loss) on foreign exchange swaps – net investment hedge on the consolidated statements of comprehensive income (loss).
(2)Amounts recognized in Foreign exchange and financial instruments gain (loss) on the consolidated statements of income (loss) excluding realized gains and losses recorded on foreign exchange.
(3)Level 3 power purchase agreements accounted for as energy derivatives that are either designated as a hedge or not designated as a hedge.

(MILLIONS)	Balance as at Dec. 31, 2020 asset (liability)	Changes in fair value recognized in OCI(1)	Changes in fair value (hedge ineffectiveness)(2)	Changes in fair value on derivatives not designated in hedge relationships(2)	Amounts reclassified from OCI to income	Acquisitions, settlements and other	Foreign exchange gain (loss)	Balance as at Dec. 31, 2021 asset (liability)
IFRS 9 PPAs(3)	$68	$(151)	$(5)	$(120)	$90	$98	$—	$(20)
Energy derivative contracts	34	(242)	—	3	42	12	—	(151)
Interest rate swaps	(422)	9	(17)	89	90	49	14	(188)
Foreign exchange swaps	(90)	50	—	132	—	(116)	—	(24)
Investments in debt and equity securities	330	3	—	19	—	(153)	(4)	195
Tax equity	(402)	—	—	(21)	—	(32)	—	(455)
	$(482)	$(331)	$(22)	$102	$222	$(142)	$10	$(643)
(1)Amounts recognized in Equity-accounted investments, Gains (losses) arising during the year on financial instruments designated as cash-flow hedges and Unrealized gain (loss) on foreign exchange swaps – net investment hedge on the consolidated statements of comprehensive income (loss).
(2)Amounts recognized in Foreign exchange and financial instruments gain (loss) on the consolidated statements of income (loss) excluding realized gains and losses recorded on foreign exchange.
(3)Level 3 power purchase agreements accounted for as energy derivatives that are either designated as a hedge or not designated as a hedge.

F - 45

(a)Tax equity
Brookfield Renewable owns and operates certain projects in the United States under tax equity structures to finance the construction of utility-scale solar and wind projects. In accordance with the substance of the contractual agreements, the amounts paid by the tax equity investors for their equity stakes are classified as financial instrument liabilities on the consolidated statements of financial position.
Gains or losses on the tax equity liabilities are recognized within foreign exchange and financial instruments gain (loss) in the consolidated statements of income (loss).
(b)Investments in debt and equity securities
Brookfield Renewable's investments in debt and equity securities are classified as FVPL, FVOCI and amortized cost. Refer to Note 1(l) – Basis of preparation and significant accounting policies – Financial instruments.
(c)Energy derivative contracts and IFRS 9 PPAs
Brookfield Renewable has entered into long-term energy derivative contracts primarily to stabilize or eliminate the price risk on the sale of certain future power generation. Certain energy contracts are recorded in Brookfield Renewable’s consolidated financial statements at an amount equal to fair value, using quoted market prices or, in their absence, a valuation model using both internal and third-party evidence and forecasts.
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
For the year ended December 31, 2022, gains of $146 million relating to energy derivative contracts were realized and reclassified from OCI to the consolidated statements of income (loss) (2021: $25 million and 2020: 55 million ).
Based on market prices as of December 31, 2022, unrealized losses of $37 million (2021: $72 million loss and 2020: 19 million gain) recorded in accumulated other comprehensive income (“AOCI”) on energy derivative contracts are expected to be settled or reclassified into income in the next twelve months. The actual amount reclassified from AOCI, however, could vary due to future changes in market prices.
The following table summarizes the energy derivative contracts designated as hedging instruments:

Energy derivative contracts and IFRS 9 PPAs	December 31, 2022	December 31, 2021
Carrying amount (asset/(liability))	(116)	(83)
Notional amount – GWh	13,674	10,022
Weighted average hedged rate for the year ($/MWh)	58	35
Maturity dates	2023-2038	2022 - 2027
Hedge ratio	1:1	1:1
Change in discounted spot value of outstanding hedging instruments	(90)	(124)
Change in value of hedged item used to determine hedge effectiveness	64	117
There is $18 million of hedge ineffectiveness losses recognized within foreign exchange and financial instruments gain (loss) in the consolidated statements of income (loss) related to energy derivative contracts (cash flow hedges) for the year ended December 31, 2022 (2021: $7 million loss and 2020: $2 million loss).
(d)Interest rate hedges
Brookfield Renewable has entered into interest rate hedge contracts primarily to minimize exposure to interest rate fluctuations on its variable-rate debt or to lock in interest rates on future debt refinancing. All interest rate hedge contracts are recorded in the consolidated financial statements at fair value.

F - 46

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
The hedge ineffectiveness can arise from:
•Different interest rate curves being applied to discount the hedged item and hedging instrument
•Differences in timing of cash flows of the hedged item and hedging instrument
•The counterparties’ credit risk having an asymmetrical impact on the fair value movements of the hedging instrument and hedged item
As at December 31, 2022, agreements with a total notional exposure of $3,621 million were outstanding (2021: $3,437 million) including $701 million (2021: $789 million) associated with agreements that are not formally designated as hedging instruments. The weighted-average fixed interest rate resulting from these agreements is 2.9% (2021: 1.5%).
For the year ended December 31, 2022, net movements relating to cash flow hedges realized and reclassified from OCI to interest expense in the consolidated statements of income (loss) were $2 million losses (2021: $18 million losses and 2020: $12 million losses).
Based on market prices as of December 31, 2022, unrealized losses of $50 million (2021: $41 million and 2020: $34 million) recorded in AOCI on interest rate swaps are expected to be settled or reclassified into income in the next twelve months. The actual amount reclassified from AOCI, however, could vary due to future changes in market rates.
The following table summarizes the interest rate hedges designated as hedging instruments:

Interest rate hedges	December 31, 2022	December 31, 2021
Carrying amount (asset/(liability))	269	(95)
Notional amount – $	803	558
Notional amount – C$(1)	349	377
Notional amount – €(1)	1,315	1,572
Notional amount – £(1)	296	—
Notional amount – COP(1)	157	141
Maturity dates	2023-2061	2022 - 2039
Hedge ratio	1:1	1:1
Change in discounted spot value of outstanding hedging instruments	333	80
Change in value of hedged item used to determine hedge effectiveness	(328)	(97)
(1)Notional amounts of foreign currency denominated interest rate hedges are presented at the U.S. dollar equivalent value based on the December 31, 2022 foreign currency spot rate.
The hedge ineffectiveness loss recognized within foreign exchange and financial instruments gain (loss) in the consolidated statements of income (loss) related to interest rate contracts (cash flow hedges) for the year ended December 31, 2022 was $5 million losses (2021: $17 million and 2020: 2 million).
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

F - 47

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
As at December 31, 2022, agreements with a total notional exposure of $3,669 million were outstanding (2021: $2,701 million) including $1,804 million (2021: $561 million) associated with agreements that are not formally designated as hedging instruments.
There are no unrealized gains or losses recorded in AOCI on foreign exchange swaps that are expected to be settled or reclassified into income in the next twelve months (2021: nil and 2020: nil). The actual amount reclassified from AOCI, however, could vary due to future changes in market rates.
The following table summarizes the foreign exchange swaps designated as hedging instruments:

Foreign exchange swaps	December 31, 2022	December 31, 2021
Carrying amount (asset/(liability))	(76)	(18)
Notional amount for hedges of the Colombian Peso(1)	302	676
Notional amount for hedges of the euro(1)	601	571
Notional amount for hedges of the British pounds sterling(1)	76	125
Notional amount for hedges of the Chinese yuan(1)	575	427
Notional amount for hedges of the Indian rupee(1)	128	260
Notional amount for hedges of the Brazilian real(1)	79	75
Notional amount for hedges of other currencies(1)	104	6
Maturity date	2023 - 2024	2022 - 2023
Hedge ratio	1:1	1:1
Weighted average hedged rate for the year:
COP/$ foreign exchange forward contracts	5,038	3,925
€/$ foreign exchange forward contracts	0.99	0.87
£/$ foreign exchange forward contracts	0.83	0.76
CNY/$ foreign exchange forward contracts	7.05	7.18
INR/$ foreign exchange forward contracts	83	78
BRL/$ foreign exchange forward contracts	5.69	5.73
(1)Notional amounts expressed in millions of U.S. dollars

F - 48

The following table presents a reconciliation of the limited partners’ equity reserves impacted by financial instruments:

(MILLIONS)	Cash flow hedges	Investments in equity securities	Foreign currency translation
Balance, as at December 31, 2020	$(39)	$3	$(720)
Effective portion of changes in fair value arising from:
Energy derivative contracts	(38)	—	—
Interest rate swaps	27	—	—
Foreign exchange swaps	—	—	2
Amount reclassified to profit or loss	(3)	—	—
Foreign currency revaluation of designated borrowings	—	—	(17)
Foreign currency revaluation of net foreign operations	—	—	(104)
Valuation of investments in equity securities designated FVOCI	—	1	—
Tax effect	3	—	3
Other	2	—	(6)
Balance, as at December 31, 2021	$(48)	$4	$(842)
Effective portion of changes in fair value arising from:
Energy derivative contracts	7	—	—
Interest rate swaps	52	—	—
Foreign exchange swaps	—	—	10
Amount reclassified to profit or loss	37	—	—
Foreign currency revaluation of designated borrowings	—	—	68
Foreign currency revaluation of net foreign operations	—	—	(74)
Valuation of investments in equity securities designated FVOCI	—	(3)	—
Tax effect	(29)	—	(5)
Other	(2)	—	(2)
Balance, as at December 31, 2022	$17	$1	$(845)

F - 49

7. SEGMENTED INFORMATION
Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the business, manage operations, and allocate resources based on the type of technology.
Brookfield Renewable operations are segmented by – 1) hydroelectric, 2) wind, 3) utility-scale solar, 4) distributed energy & sustainable solutions (distributed generation, pumped storage, renewable natural gas, carbon capture and storage, recycling, and cogeneration and biomass), and 5) corporate – with hydroelectric and wind further segmented by geography (i.e. North America, Colombia, Brazil, Europe and Asia). This best reflects the way in which the CODM reviews results of our company.
The reporting to the CODM was revised during the year to incorporate the distributed energy & sustainable solutions business of Brookfield Renewable. The distributed energy & sustainable solutions business corresponds to a portfolio of multi-technology assets and investments that support the broader strategy of decarbonization of electricity grids around the world through distributed generation and offering of other sustainable services. The financial information of operating segments in the prior period has been restated to present the corresponding results of the distributed energy & sustainable solutions.
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

F - 50

disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term within Funds From Operations in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period net income.

F - 51

The following table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable’s proportionate results to the consolidated statements of income (loss) on a line-by-line basis by aggregating the components comprising the earnings from Brookfield Renewable’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the year ended December 31, 2022:

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non-controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Utility-scale solar	Distributed energy & sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	$964	$197	$273	$332	$134	$31	$41	$374	$290	$—	$2,636	$(188)	$2,263	$4,711
Other income	15	22	10	31	23	—	2	90	26	73	292	(19)	(137)	136
Direct operating costs	(376)	(52)	(82)	(124)	(24)	(7)	(9)	(102)	(119)	(31)	(926)	86	(594)	(1,434)
Share of revenue, other income and direct operating costs from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	121	7	128
	603	167	201	239	133	24	34	362	197	42	2,002	—	1,539
Management service costs	—	—	—	—	—	—	—	—	—	(243)	(243)	—	—	(243)
Interest expense	(185)	(20)	(57)	(65)	(16)	(4)	(11)	(102)	(42)	(94)	(596)	19	(647)	(1,224)
Current income taxes	(6)	(9)	(27)	(2)	(3)	(1)	(2)	(7)	(1)	(1)	(59)	10	(99)	(148)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(44)	(44)	—	—	(44)
Preferred equity	—	—	—	—	—	—	—	—	—	(26)	(26)	—	—	(26)
Perpetual subordinated notes	—	—	—	—	—	—	—	—	—	(29)	(29)	—	—	(29)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(29)	(8)	(37)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(785)	(785)
Funds From Operations	412	138	117	172	114	19	21	253	154	(395)	1,005	—	—
Depreciation											(934)	25	(674)	(1,583)
Foreign exchange and financial instrument loss											(190)	3	59	(128)
Deferred income tax recovery											156	(4)	(2)	150
Other											(332)	(29)	166	(195)
Share of earnings from equity-accounted investments											—	5	—	5
Net income attributable to non-controlling interests											—	—	451	451
Net income (loss) attributable to Unitholders(2)											$(295)	$—	$—	$(295)
(1)Share of earnings from equity-accounted investments of $96 million is comprised of amounts found on the Share of revenue, other income and direct operating costs, Share of interest and cash taxes and Share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $334 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.
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

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non-controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Utility-scale solar	Distributed energy & sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	$876	$169	$224	$370	$125	$29	$32	$348	$242	$—	$2,415	$(163)	$1,844	4,096
Other income	42	36	14	27	98	1	—	39	3	41	301	(11)	14	304
Direct operating costs	(349)	(50)	(79)	(120)	(36)	(7)	(8)	(89)	(72)	(30)	(840)	75	(600)	(1,365)
Share of revenue, other income and opex from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	99	43	142
	569	155	159	277	187	23	24	298	173	11	1,876	—	1,301
Management service costs	—	—	—	—	—	—	—	—	—	(288)	(288)	—	—	(288)
Interest expense	(158)	(20)	(28)	(74)	(19)	(5)	(8)	(111)	(38)	(78)	(539)	29	(471)	(981)
Current income taxes	(2)	(4)	(3)	(3)	(4)	(1)	(1)	(2)	(2)	—	(22)	3	(24)	(43)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(55)	(55)	—	—	(55)
Preferred equity	—	—	—	—	—	—	—	—	—	(26)	(26)	—	—	(26)
Perpetual subordinated notes	—	—	—	—	—	—	—	—	—	(12)	(12)	—	—	(12)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(32)	(33)	(65)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(773)	(773)
Funds From Operations	409	131	128	200	164	17	15	185	133	(448)	934	—	—
Depreciation											(922)	38	(617)	(1,501)
Foreign exchange and financial instrument loss											(129)	(2)	99	(32)
Deferred income tax expense											133	5	(109)	29
Other											(384)	14	63	(307)
Share of earnings from equity-accounted investments											—	(55)	—	(55)
Net income attributable to non-controlling interests											—	—	564	564
Net income (loss) attributable to Unitholders(2)											$(368)	$—	$—	$(368)
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

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non-controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind				Utility-scale solar	Distributed energy & sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
Revenues	$824	$175	$211	$263	$105	$27	$28	$245	$169	$—	$2,047	$(72)	$1,835	3,810
Other income	58	54	12	11	26	3	3	50	3	64	284	(29)	(127)	128
Direct operating costs	(301)	(52)	(92)	(78)	(35)	(6)	(6)	(63)	(61)	(23)	(717)	34	(591)	(1,274)
Share of revenue, other income and direct operating costs from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	67	31	98
	581	177	131	196	96	24	25	232	111	41	1,614	—	1,148
Management service costs	—	—	—	—	—	—	—	—	—	(217)	(217)	—	(18)	(235)
Interest expense	(143)	(18)	(30)	(73)	(15)	(6)	(6)	(90)	(25)	(79)	(485)	20	(511)	(976)
Current income taxes	1	(7)	(11)	—	(2)	(1)	(1)	(3)	(2)	—	(26)	4	(44)	(66)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	—	—	(54)	(54)	—	—	(54)
Preferred equity	—	—	—	—	—	—	—	—	—	(25)	(25)	—	—	(25)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	—	—	—	—	—	(24)	(13)	(37)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	—	—	(562)	(562)
Funds From Operations	439	152	90	123	79	17	18	139	84	(334)	807	—	—
Depreciation											(756)	21	(632)	(1,367)
Foreign exchange and financial instrument loss											(35)	8	154	127
Deferred income tax expense											175	(6)	44	213
Other											(495)	11	52	(432)
Share of earnings from equity-accounted investments											—	(34)	—	(34)
Net income attributable to non-controlling interests											—	—	382	382
Net income (loss) attributable to Unitholders(2)											$(304)	$—	$—	$(304)
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

F - 54

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

	Attributable to Unitholders											Contribution from equity-accounted investments	Attributable to non-controlling interests	As per IFRS financials
	Hydroelectric			Wind				Utility-scale solar	Distributed energy & sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia	North America	Europe	Brazil	Asia
As at December 31, 2022
Cash and cash equivalents	$55	$15	$14	$48	$56	$22	$24	$139	$72	$—	$445	$(43)	$596	$998
Property, plant and equipment, at fair value	15,331	1,743	1,826	3,563	650	346	294	3,046	2,337	—	29,136	(1,165)	26,312	54,283
Total assets	16,971	1,880	2,036	3,969	816	381	399	3,520	2,794	581	33,347	(587)	31,351	64,111
Total borrowings	4,206	258	526	1,356	358	83	238	2,382	928	2,556	12,891	(373)	12,332	24,850
Other liabilities	5,250	99	634	1,344	244	15	71	492	507	271	8,927	(204)	4,252	12,975
For the year ended December 31, 2022
Additions to property, plant and equipment	153	33	—	78	13	15	35	157	145	—	629	(62)	1,868	2,435
As at December 31, 2021
Cash and cash equivalents	$42	$30	$17	$30	$46	$8	$9	$133	$44	$245	$604	$(28)	$324	$900
Property, plant and equipment, at fair value	15,188	1,680	2,032	3,286	676	277	266	3,355	2,183	—	28,943	(1,111)	21,600	49,432
Total assets	16,456	1,833	2,277	3,665	842	292	342	3,746	2,366	292	32,111	(518)	24,274	55,867
Total borrowings	4,126	261	526	1,628	474	74	195	2,736	996	2,156	13,172	(351)	8,708	21,529
Other liabilities	4,499	91	644	771	218	8	52	435	227	303	7,248	(167)	3,261	10,342
For the year ended December 31, 2021
Additions to property, plant and equipment	113	85	130	88	22	10	1	197	31	6	683	(12)	1,576	2,247

F - 55

Geographical Information
The following table presents consolidated revenue split by reportable segment for the year ended December 31:

(MILLIONS)	2022	2021	2020
Hydroelectric
North America	$1,211	$1,044	$1,030
Brazil	181	177	201
Colombia	1,135	929	874
	2,527	2,150	2,105
Wind
North America	676	684	494
Europe	201	189	237
Brazil	90	81	79
Asia	179	120	105
	1,146	1,074	915
Utility-scale solar	700	563	539
Distributed energy & sustainable solutions	338	309	251
Total	$4,711	$4,096	$3,810
The following table presents consolidated property, plant and equipment and equity-accounted investments split by geography:

(MILLIONS)	December 31, 2022	December 31, 2021
United States	$29,056	$26,713
Colombia	8,264	8,497
Canada	7,560	5,534
Brazil	4,754	3,860
Europe	3,963	4,440
Asia	1,932	1,495
Other	146	—
	$55,675	$50,539

8. OTHER INCOME
Brookfield Renewable’s other income for the year ended December 31 is comprised of the following:

(MILLIONS)	2022	2021	2020
Interest and other investment income	$68	$59	$47
Gain on regulatory and contract settlement	43	35	61
Gain on disposition of development assets	—	202	10
Other	25	8	10
	$136	$304	$128

F - 56

9. DIRECT OPERATING COSTS
Brookfield Renewable’s direct operating costs for the year ended December 31 are comprised of the following:

(MILLIONS)	Notes	2022	2021	2020
Fuel and power purchases(1)(2)		$(400)	$(390)	$(348)
Salaries and benefits		(325)	(293)	(270)
Operations and maintenance		(309)	(285)	(256)
Water royalties, property taxes and other regulatory fees		(205)	(201)	(208)
Insurance	30	(71)	(68)	(60)
Professional fees		(59)	(56)	(63)
Other related party services	30	(1)	(8)	(4)
Other expenses		(64)	(64)	(65)
		$(1,434)	$(1,365)	$(1,274)
(1)Fuel and power purchases are primarily attributable to our portfolio in Colombia.
(2)Includes $80 million in 2021 relating to the Texas winter storm event which reflect the cost of acquiring energy to cover our contractual obligations for our wind assets that were not generating during the period due to freezing conditions, net of hedging initiatives.
Direct operating costs exclude depreciation expense of $1,583 million (2021: $1,501 million and 2020: $1,367 million).
10. OTHER
Brookfield Renewable’s other for the year ended December 31 is comprised of the following:

(MILLIONS)	Notes	2022	2021	2020
Change in fair value of property, plant and equipment		(61)	(63)	(101)
Transaction costs		(2)	(8)	(13)
Amortization of service concession assets		(15)	(14)	(9)
Legal provisions	29	(6)	(58)	(231)
Foreign currency translation and cash flow hedge, net of investment hedge, associated with the disposal of assets	4	—	(41)	—
Loss on debt extinguishment		—	—	(12)
Other		(111)	(123)	(66)
		$(195)	$(307)	$(432)

11. FOREIGN CURRENCY TRANSLATION
Brookfield Renewable’s foreign currency translation for the year ended December 31 shown in the consolidated statements of comprehensive income is comprised of the following:

(MILLIONS)	Notes	2022	2021	2020
Foreign currency translation on
Property, plant and equipment, at fair value	13	$(2,011)	$(1,510)	$(604)
Goodwill	19	(131)	(121)	(20)
Borrowings	15	975	436	(219)
Deferred income tax liabilities and assets	12	526	318	35
Other assets and liabilities		(6)	18	(32)
		$(647)	$(859)	$(840)

F - 57

12. INCOME TAXES
The major components of income tax recovery (expense) for the year ended December 31 are as follows:

(MILLIONS)	2022	2021	2020
Income tax recovery (expense) applicable to:
Current taxes
Attributed to the current period	$(148)	$(43)	$(66)
Deferred taxes
Income taxes – origination and reversal of temporary differences	125	160	185
Relating to change in tax rates / imposition of new tax laws	10	(147)	(7)
Relating to unrecognized temporary differences and tax losses	15	16	35
	150	29	213
Total income tax recovery (expense)	$2	$(14)	$147
The major components of deferred income tax (expense) recovery for the year ended December 31 recorded directly to other comprehensive income are as follows:

(MILLIONS)	2022	2021	2020
Deferred income taxes attributed to:
Financial instruments designated as cash flow hedges	$(75)	$3	$13
Other	(17)	(13)	(3)
Revaluation surplus
Origination and reversal of temporary differences	(881)	(1,003)	(934)
Relating to changes in tax rates / imposition of new tax laws	34	(159)	—
	$(939)	$(1,172)	$(924)
Brookfield Renewable’s effective income tax recovery (expense) for the year ended December 31 is different from its recovery at its statutory income tax rate due to the differences below:

(MILLIONS)	2022	2021	2020
Statutory income tax recovery (expense)(1)	$(38)	$14	$53
Reduction (increase) resulting from:
Decrease (increase) in tax assets not recognized	(10)	(5)	34
Differences between statutory rate and future tax rate and tax rate changes	10	(147)	(7)
Subsidiaries’ income taxed at different rates	49	129	68
Other	(9)	(5)	(1)
Effective income tax recovery (expense)	$2	$(14)	$147
(1)Statutory income tax expense is calculated using domestic rates applicable to the profits in the relevant country.
The above reconciliation has been prepared by aggregating the information for all of Brookfield Renewable’s subsidiaries using the domestic rate in each tax jurisdiction.
Brookfield Renewable’s effective income tax rate was (1.5)% for the year ended December 31, 2022 (2021: (26.9)% and 2020: 76.6%). The effective tax rate is different than the statutory rate primarily due to rate differentials, legislative changes in tax rates during the year, changes in tax assets not recognized and non-controlling interests’ income not subject to tax.

F - 58

The following table details the expiry date, if applicable, of the unrecognized deferred tax assets as at December 31:

(MILLIONS)	2022	2021	2020
Less than four years	$9	$5	$5
Thereafter	144	138	149
The deferred tax assets and liabilities of the following temporary differences have been recognized in the consolidated financial statements for the year ended December 31:

(MILLIONS)	Non-capital losses	Difference between tax and carrying value	Net deferred tax (liabilities) assets
As at January 1, 2020	$885	$(5,574)	$(4,689)
Recognized in net income (loss)	273	(60)	213
Recognized in equity	(52)	(865)	(917)
Business combination	30	18	48
Foreign exchange	4	31	35
As at December 31, 2020	1,140	(6,450)	(5,310)
Recognized in net income (loss)	23	6	29
Recognized in equity	8	(1,068)	(1,060)
Business combination	(28)	33	5
Foreign exchange	6	312	318
As at December 31, 2021	1,149	(7,167)	(6,018)
Recognized in net income (loss)	132	18	150
Recognized in equity	—	(947)	(947)
Business combination	—	(42)	(42)
Foreign exchange	(8)	534	526
As at December 31, 2022	$1,273	$(7,604)	$(6,331)

The deferred income tax liabilities include $6,914 million (2021: $6,082 million and 2020: $5,145 million) of liabilities which relate to property, plant and equipment revaluations included in equity.
The unrecognized taxable temporary difference attributable to Brookfield Renewable’s interest in its subsidiaries, branches, associates, and joint ventures is $6,028 million (2021: $5,856 million and 2020: $5,405 million).

F - 59

13. PROPERTY, PLANT AND EQUIPMENT, AT FAIR VALUE
The following table presents a reconciliation of property, plant and equipment at fair value:

(MILLIONS)	Notes	Hydroelectric	Wind	Solar	Other(1)	Total
Property, plant and equipment, at fair value
As at December 31, 2020		$28,206	$8,797	$6,840	$149	$43,992
Additions, net		576	490	78	9	1,153
Transfer from construction work-in-progress		118	187	258	1	564
Acquisitions through business combinations	3	—	1,643	679	—	2,322
Disposals(2)		—	(1,208)	—	—	(1,208)
Items recognized through OCI:
Change in fair value		4,306	(51)	101	73	4,429
Foreign exchange	11	(1,133)	(124)	(221)	(9)	(1,487)
Items recognized through net income:
Change in fair value		(13)	(19)	(3)	(24)	(59)
Depreciation		(547)	(600)	(343)	(11)	(1,501)
As at December 31, 2021		31,513	9,115	7,389	188	48,205
Additions, net(3)		5	(194)	(65)	(7)	(261)
Transfer from construction work-in-progress		183	911	1,071	7	2,172
Acquisitions through business combinations	3	—	1,418	495	—	1,913
Disposals(2)	4	(97)	—	—	—	(97)
Transfer to assets held for sale	5	(677)	—	—	—	(677)
Items recognized through OCI:
Change in fair value		2,490	779	(31)	77	3,315
Foreign exchange	11	(1,634)	(178)	(191)	7	(1,996)
Items recognized through net income:
Change in fair value		(2)	8	(44)	(2)	(40)
Depreciation		(613)	(557)	(385)	(28)	(1,583)
As at December 31, 2022		$31,168	$11,302	$8,239	$242	$50,951
Construction work-in-progress
As at December 31, 2020		$212	$213	$172	$1	$598
Additions, net		194	357	575	6	1,132
Transfer to property, plant and equipment		(118)	(187)	(258)	(1)	(564)
Acquisitions through business combinations		—	—	44	—	44
Disposals(3)		—	(104)	—	—	(104)
Items recognized through OCI:
Change in fair value		—	17	127	—	144
Foreign exchange	11	(10)	(1)	(11)	(1)	(23)
As at December 31, 2021		278	295	649	5	1,227
Additions, net		209	1,155	1,325	7	2,696
Transfer to property, plant and equipment		(183)	(911)	(1,071)	(7)	(2,172)
Acquisitions through business combinations	3	—	347	827	—	1,174
Transfer to assets held for sale	5	(8)	—	—	—	(8)
Items recognized through OCI:
Change in fair value		—	269	161	—	430
Foreign exchange	11	3	(23)	6	(1)	(15)
As at December 31, 2022		$299	$1,132	$1,897	$4	$3,332
Total property, plant and equipment, at fair value
As at December 31, 2021(4)		$31,791	$9,410	$8,038	$193	$49,432
As at December 31, 2022(4)		$31,467	$12,434	$10,136	$246	$54,283
(1)Includes biomass and cogeneration.
(2)Relates to disposal of significant assets. See Note 4 Disposal of assets for additional details.
(3)Includes fair value changes to decommissioning assets of $255 million
(4)Includes right-of-use assets not subject to revaluation of $64 million (2021: $69 million) in hydroelectric, $242 million (2021: $174 million) in wind, $215 million (2021: $186 million) in solar and nil (2021: $2 million) in other.

F - 60

During the year, Brookfield Renewable, together with its institutional partners, completed the acquisitions of the following investments. They are accounted for as asset acquisitions as they do not constitute business combinations under IFRS 3:
•A 248 MW development wind portfolio in Brazil, with $11 million of property, plant and equipment included in the consolidated statements of financial position at the acquisition date. Brookfield Renewable holds a 25% economic interest.
•An operating wind asset in China for a total capacity of 10 MW, with $17 million of property, plant and equipment included in the consolidated statements of financial position at the acquisition date. Brookfield Renewable holds a 25% economic interest.
•An development wind asset in China for a total capacity of 169 MW, with $241 million of property, plant and equipment included in the consolidated statements of financial position at the acquisition date. Brookfield Renewable holds a 20% economic interest.
•An operating utility-scale solar asset in Colombia for a total capacity of 40 MW, with $37 million of property, plant and equipment included in the consolidated statements of financial position at the acquisition date. Brookfield Renewable holds a 24% economic interest.
The fair value of Brookfield Renewable’s property, plant and equipment is calculated as described in Notes 1(g) – and 1(r)(i) – Critical estimates – Property, plant and equipment. Judgment is involved in determining the appropriate estimates and assumptions in the valuation of Brookfield Renewable’s property, plant and equipment. See Note 1(s)(iii) – Critical judgments in applying accounting policies – Property, plant and equipment. Brookfield Renewable has classified its property, plant and equipment under level 3 of the fair value hierarchy.
Discount rates, terminal capitalization rates and terminal years used in the valuation methodology are provided in the following table:

	North America		Colombia		Brazil		Europe
	2022	2021	2022	2021	2022	2021	2022	2021
Discount rate(1)
Contracted	4.9% - 5.4%	4.1% - 4.3%	8.5%	7.9%	8.2%	7.2%	4.4%	3.9%
Uncontracted	6.2% - 6.7%	5.4% - 5.6%	9.7%	9.2%	9.5%	8.5%	4.4%	3.9%
Terminal capitalization rate(2)	4.3% - 4.9%	4.8% - 5.1%	7.7%	8.0%	N/A	N/A	N/A	N/A
Terminal year(3)	2044	2042	2042	2041	2051	2048	2036	2036
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
The following table summarizes the impact of a change in discount rates, electricity prices and terminal capitalization rates on the fair value of property, plant and equipment:

	2022
(MILLIONS)	North America	Colombia	Brazil	Europe	Total
25 bps increase in discount rates	$(1,530)	$(310)	$(110)	$(50)	$(2,000)
25 bps decrease in discount rates	1,650	260	110	50	2,070
5% increase in future energy prices	1,280	440	120	—	1,840
5% decrease in future energy prices	(1,270)	(440)	(120)	—	(1,830)
25 bps increase in terminal capitalization rate	(490)	(70)	—	—	(560)
25 bps decrease in terminal capitalization rate	540	80	—	—	620

F - 61

	2021
(MILLIONS)	North America	Colombia	Brazil	Europe	Total
25 bps increase in discount rates	$(1,510)	$(240)	$(100)	$(60)	$(1,910)
25 bps decrease in discount rates	1,690	330	100	60	2,180
5% increase in future energy prices	1,100	410	80	—	1,590
5% decrease in future energy prices	(1,100)	(410)	(80)	—	(1,590)
25 bps increase in terminal capitalization rate	(390)	(70)	—	—	(460)
25 bps decrease in terminal capitalization rate	430	70	—	—	500
Terminal values are included in the valuation of hydroelectric assets in the United States, Canada and Colombia. For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset plus a one-time 30-year renewal term for the majority of the hydroelectric assets. The weighted-average remaining duration of the authorization or useful life of a concession asset at December 31, 2022, including a one-time 30-year renewal for applicable hydroelectric assets, is 35 years (2021: 31 years). Consequently, there is no terminal value attributed to the hydroelectric assets in Brazil at the end of the authorization term.
The following table summarizes the percentage of total generation contracted under power purchase agreements as at December 31, 2022:

	North America	Colombia	Brazil	Europe
1 - 5 years	75%	52%	84%	100%
6 - 10 years	60%	12%	66%	81%
Thereafter	30%	2%	43%	65%
The following table summarizes average power prices from long-term power purchase agreements that are linked specifically to the related power generating assets:

Per MWh(1)	North America	Colombia		Brazil		Europe
1 - 10 years	$85	COP	293,000	R$	336	€72
11 - 20 years	76		352,000	387		66
(1)Assumes nominal prices based on weighted-average generation.

The following table summarizes the estimates of future electricity prices:

Per MWh(1)	North America	Colombia		Brazil		Europe
1 - 10 years	$98	COP	376,000	R$	290	€62
11 - 20 years	126		554,000	387		74
(1)Assumes nominal prices based on weighted-average generation.
Brookfield Renewable’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth between 2026 and 2035. A further one year change would increase or decrease the fair value of property, plant and equipment by approximately $140 million (2021: $173 million).
Had Brookfield Renewable’s revalued property, plant and equipment been measured on a historical cost basis, the carrying amounts, net of accumulated depreciation would have been as follows at December 31:

F - 62

(MILLIONS)	2022	2021
Hydroelectric	$9,812	$11,135
Wind	10,146	7,719
Solar	8,576	6,467
Other(1)	158	155
	$28,692	$25,476
(1)Includes biomass and cogeneration.
14. INTANGIBLE ASSETS
The following table provides a reconciliation of intangible assets:

(MILLIONS)	Total
Balance, as at December 31, 2020	$232
Amortization(1)	(14)
Balance, as at December 31, 2021	218
Foreign exchange	6
Amortization(1)	(15)
Balance, as at December 31, 2022	$209
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
Brookfield Renewable's service concession assets operate as authorizations that expire between 2035 and 2045. The remaining intangible assets are amortized straight-line over 17 to 20 years.
Under these arrangements, Brookfield Renewable recognized $36 million of revenue for the year ended December 31, 2022 (2021: $33 million and 2020: $35 million)

F - 63

15. BORROWINGS
Corporate Borrowings
The composition of corporate borrowings as at December 31 is presented in the following table:

	December 31, 2022				December 31, 2021
(MILLIONS EXCEPT AS NOTED)	Weighted-average Interest rate (%)	Term (years)	Carrying value	Estimated fair value	Weighted-average Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Credit facilities	N/A	5	$—	$—	N/A	5	$—	$—
Commercial paper	5.1	<1	249	249	N/A	N/A	—	—
Medium-Term Notes:
Series 4 (C$150)	5.8	14	111	114	5.8	15	118	154
Series 9 (C$400)	3.8	2	295	286	3.8	3	317	334
Series 10 (C$500)	3.6	4	369	350	3.6	5	396	421
Series 11 (C$475)	4.3	6	351	338	4.3	7	376	419
Series 12 (C$475)	3.4	7	351	316	3.4	8	376	399
Series 13 (C$300)	4.3	27	221	184	4.3	28	237	275
Series 14 (C$425)	3.3	28	314	218	3.3	29	336	332
Series 15 (C$400)(1)	5.9	10	295	307	—	—	—	—
	4.1	11	2,307	2,113	3.9	13	2,156	2,334
Total corporate borrowings			2,556	$2,362			2,156	$2,334
Add: Unamortized premiums(2)			2				3
Less: Unamortized financing fees(2)			(10)				(10)
Less: Current portion			(249)				—
			$2,299				$2,149
(1) Includes $7 million (2021: nil) outstanding to an associate of Brookfield. Refer to Note 30 - Related party transactions for more details.
(2) Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.

The following table outlines the change in the unamortized financing fees of corporate borrowings for the year ended December 31:

(MILLIONS)	2022	2021
Corporate borrowings
Unamortized financing fees, beginning of year	$(10)	$(11)
Additional financing fees	(1)	—
Amortization of financing fees	1	1
Unamortized financing fees, end of year	$(10)	$(10)
Credit facilities
Brookfield Renewable had $249 million commercial paper outstanding as at December 31, 2022 (2021: nil).
In the first quarter of 2022, Brookfield Renewable increased the capacity of its commercial paper program from $500 million to $1 billion.
Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for debt service reserve accounts. See Note 29 – Commitments, contingencies and guarantees for letters of credit issued by subsidiaries.

F - 64

The following table summarizes the available portion of corporate credit facilities as at December 31:

(MILLIONS)	2022	2021
Authorized corporate credit facilities and related party credit facilities(1)	$2,375	$2,375
Draws on corporate credit facilities(1)(2)	—	(24)
Authorized letter of credit facility	500	400
Issued letters of credit	(344)	(289)
Available portion of corporate credit facilities	$2,531	$2,462
(1)Amounts are guaranteed by Brookfield Renewable.
(2)Relates to letter of credit issued on Brookfield Renewable’s corporate credit facilities of $1,975 million.
Medium-term notes
Corporate borrowings are obligations of a finance subsidiary of Brookfield Renewable, Brookfield Renewable Partners ULC (“Canadian Finco”) (Note 32 – Subsidiary Public Issuers). Canadian Finco may redeem some or all of the borrowings from time to time, pursuant to the terms of the indenture. The balance is payable upon maturity, and interest on corporate borrowings is paid semi-annually. The term notes payable by Canadian Finco are unconditionally guaranteed by Brookfield Renewable, Brookfield Renewable Energy L.P. (“BRELP”) and certain other subsidiaries.
During the fourth quarter of 2022, Brookfield Renewable issued C$400 million of Series 15 medium-term notes. The medium-term notes have a fixed interest rate of 5.88% and a maturity date of November 2032. The Series 15 medium-term notes are corporate-level green bonds.
Non-recourse borrowings
Non-recourse borrowings are typically asset-specific, long-term, non-recourse borrowings denominated in the domestic currency of the subsidiary. Non-recourse borrowings in North America and Europe consist of both fixed and floating interest rate debt indexed to the Secured Overnight Financing Rate (“SOFR”), the Sterling Overnight Index Average (“SONIA”), the London Interbank Offered Rate (“LIBOR”), the Euro Interbank Offered Rate (“EURIBOR”) and the Canadian Dollar Offered Rate (“CDOR”). Brookfield Renewable uses interest rate swap agreements in North America and Europe to minimize its exposure to floating interest rates. Non-recourse borrowings in Brazil consist of floating interest rates of Taxa de Juros de Longo Prazo (“TJLP”), the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate (“CDI”), plus a margin. Non-recourse borrowings in Colombia consist of both fixed and floating interest rates indexed to Indicador Bancario de Referencia rate (IBR), the Banco Central de Colombia short-term interest rate, and Colombian Consumer Price Index (IPC), Colombia inflation rate, plus a margin. Non-Recourse borrowings in India consist of both fixed and floating interest indexed to Prime lending rate of lender (“MCLR”). Non-recourse borrowings in China consist of floating interest rates of People's Bank of China (“PBOC”).
Effective January 1, 2022, SONIA replaced £ LIBOR, and Euro Short-term Rate (“€STR”) replaced € LIBOR. It is also currently expected that SOFR will replace US$ LIBOR prior to June 30, 2023 and the Canadian Overnight Repo Rate Average (“CORRA”) is expected to replace CDOR after June 28, 2024.
As at December 31, 2022, Brookfield Renewable’s floating rate borrowings have not been materially impacted by SONIA and €STR reforms. Brookfield Renewable has a transition plan for the replacement of US$ LIBOR with the Secured Overnight Financing Rate (“SOFR”) benchmark on June 30, 2023. This plan involves certain amendments to the contractual terms of US$ LIBOR referenced floating rate borrowings, interest rate swaps, interest rate caps and updates to hedge designations. These are not expected to have a material impact.

F - 65

The composition of non-recourse borrowings as at December 31 is presented in the following table:

	December 31, 2022				December 31, 2021
	Weighted-average				Weighted-average
(MILLIONS EXCEPT AS NOTED)	Weighted-average interest rate (%)	Term (years)(4)	Carrying value	Estimated fair value	Weighted-average interest rate (%)	Term (years)	Carrying value	Estimated fair value
Non-recourse borrowings(1)
Hydroelectric(2)	7.2	10	$8,813	$8,104	4.9	11	$8,541	$9,008
Wind	5.4	8	5,943	5,824	4.4	8	4,767	5,059
Utility-scale solar	5.6	13	4,625	4,502	4.1	13	4,303	4,561
Distributed energy & sustainable solutions	4.6	7	2,940	2,687	3.2	8	1,741	1,807
Total	6.1	10	22,321	$21,117	4.5	10	19,352	$20,435
Add: Unamortized premiums and discounts(3)			105				160
Less: Unamortized financing fees(3)			(124)				(132)
Less: Current portion			(2,027)				(1,818)
			$20,275				$17,562
(1)Includes $1,838 million (2021: $30 million) borrowed under a subscription facility of a Brookfield sponsored private fund.
(2)Includes $93 million (2021: $51 million) outstanding to an associate of Brookfield. Refer to Note 30 - Related party transactions for more details.
(3)Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.
(4)Excluding non-permanent financings, total weighted-average term is 11 years.
Future repayments of Brookfield Renewable’s non-recourse borrowings for each of the next five years and thereafter are as follows :

(MILLIONS)	2023	2024	2025	2026	2027	Thereafter	Total
Non-recourse borrowings
Hydroelectric	$1,116	$697	$628	$880	$554	$4,938	$8,813
Wind	402	1,486	326	573	324	2,832	5,943
Utility-scale solar	314	420	296	343	222	3,030	4,625
Distributed energy & sustainable solutions	195	900	116	71	68	1,590	2,940
	$2,027	$3,503	$1,366	$1,867	$1,168	$12,390	$22,321
The following table outlines the change in the unamortized financing fees of non-recourse borrowings for the year ended December 31:

(MILLIONS)	2022	2021
Non-recourse borrowings
Unamortized financing fees, beginning of year	$(132)	$(122)
Additional financing fees	(49)	(40)
Amortization of financing fees	36	21
Foreign exchange translation and other	21	9
Unamortized financing fees, end of year	$(124)	$(132)

F - 66

The following table outlines the change in the unamortized premiums of non-recourse borrowings for the year ended December 31:

(MILLIONS)	2022	2021
Non-recourse borrowings
Unamortized premiums and discounts, beginning of year	$160	$63
Additional premiums and discounts	(13)	103
Amortization of premiums and discounts	(15)	(13)
Foreign exchange translation and other	(27)	7
Unamortized premiums and discounts, end of year	$105	$160
Brookfield Renewable’s financing and refinancing completed for the year ended December 31, 2022 are as follows:

Period Closed	Region	Technology	Average Interest rate[1]		Maturity	Carrying Value
Q1 2022	Colombia	Hydroelectric	8.66%	Financing	2032	COP 200 billion ($53 million)
Q1 2022	Colombia	Hydroelectric	IPC	Financing	2029-2037	COP 356 billion ($95 million)
Q1 2022	Colombia	Hydroelectric	IBR	Financing	2032	COP 200 billion ($53 million)
Q1 2022	Brazil	Utility-scale solar	IPCA	Financing	2045	BRL 150 million ($29 million)
Q1 2022	China	Wind	4.90%	Financing	2037	CNY 835 million ($132 million)
Q1 2022	U.S.	Hydroelectric	3.62%	Refinancing	2032	$170 million
Q1 2022	U.S.	Hydroelectric	SOFR	Refinancing	2026	$35 million
Q2 2022	Brazil	Utility-scale solar	IPCA	Financing	2045	BRL 300 million ($63 million)
Q2 2022	Brazil	Wind	CDI	Financing	2024	BRL 500 million ($96 million)
Q2 2022	Europe	Utility-scale solar	3.36%	Refinancing	2039	€66 million ($70 million)
Q2 2022	U.S.	Utility-scale solar	SOFR	Financing	2025	$250 million
Q2 2022	U.S.	Various	SOFR	Refinancing	2029	$500 million
Q2 2022	U.S.	Distributed generation	5.23%	Financing	2029	$402 million
Q2 2022	China	Wind	4.60%	Financing	2039	CNY 290 million ($43 million)
Q2 2022	Colombia	Hydroelectric	IBR	Financing	2032	COP 400 billion ($97 million)
Q2 2022	Colombia	Hydroelectric	IBR	Financing	2030	COP 100 billion ($24 million)
Q2 2022	Colombia	Hydroelectric	IBR	Financing	2030	COP 50 billion (12 million)
Q2 2022	Colombia	Hydroelectric	IBR	Financing	2034	COP 100 billion ($24 million)
Q2 2022	Colombia	Hydroelectric	IBR	Financing	2027	COP 219 billion ($53 million)
Q2 2022	Colombia	Hydroelectric	IBR	Financing	2029	COP 594 billion ($144 million)
Q2 2022	Colombia	Hydroelectric	IBR	Refinancing	2030	COP 237 billion ($57 million)
Q3 2022	China	Wind	4.40%	Financing	2039	CNY 181 million ($25 million)
Q3 2022	China	Wind	4.40%	Financing	2039	CNY 262 million ($37 million)
Q3 2022	China	Utility-scale solar	4.40%	Financing	2040	CNY 107 million ($15 million)
Q3 2022	China	Wind	4.40%	Financing	2038	CNY 87 million ($12 million)
Q3 2022	Colombia	Hydroelectric	IBR	Financing	2030	COP 315 billion ($71 million)
Q3 2022	U.S.	Distributed generation	6.50%	Financing	2032	$14 million

F - 67

Period Closed	Region	Technology	Average Interest rate[1]		Maturity	Carrying Value
Q3 2022	U.S.	Hydroelectric	SOFR	Refinancing	2024	$12 million
Q4 2022	China	Wind	4.40%	Financing	2039	CNY 241 million ($34 million)
Q4 2022	China	Wind	4.60%	Financing	2039	CNY 227 million ($32 million)
Q4 2022	China	Wind	4.40%	Financing	2040	CNY 214 million (31 million)
Q4 2022	Colombia	Hydroelectric	IBR	Financing	2032	COP 252 billion ($53 million)
Q4 2022	Chile	Various	SOFR	Financing	2034	$200 million
Q4 2022	U.S.	Distributed generation	SOFR	Financing	2023	$75 million
Q4 2022	U.S.	Hydroelectric	SOFR	Financing	2023	$100 million
Q4 2022	U.S.	Hydroelectric	SOFR	Financing	2037	$200 million
Q4 2022	U.S.	Hydroelectric	SOFR	Financing	2037	$175 million
Q4 2022	U.S.	Hydroelectric	SOFR	Financing	2029	$60 million
Q4 2022	India	Various	8.65%	Refinancing	2026-2035	INR 5 billion ($62 million)
Q4 2022	India	Various	8.95%	Financing	2038	INR 11 billion ($139 million)
Q4 2022	Canada	Hydroelectric	5.13%	Financing	2029	C$786 million ($580 million)
Q4 2022	Canada	Hydroelectric	CDOR	Financing	2023	C$300 million ($221 million)
Q4 2022	Brazil	Utility-scale solar	IPCA	Financing	2046	BRL 450 million ($87 million)
(1)Benchmarked financings bear a variable interest at the applicable rate plus a margin.
In the first quarter of 2022, Brookfield Renewable increased its revolving credit facility associated with the     distributed generation portfolio in the United States by $50 million to a total of $150 million and agreed to amend its maturity to March 2025.
In the second quarter of 2022, Brookfield Renewable increased its revolving credit facility capacity associated with the United States business by $250 million to a total of $750 million.
In the fourth quarter of 2022, Brookfield Renewable extended the maturity of its COP $3 trillion facility associated with the Colombia hydroelectric assets to 2047.
In the fourth quarter of 2022, Brookfield Renewable extended the maturity of $750 million facility associated with the Brookfield Global Transition Fund subscription facility to December 2023 and April 2024.
In the fourth quarter of 2022, Brookfield Renewable extended the maturity of $250 million revolving credit facility associated with a wind portfolio in the United States to 2023.
In the fourth quarter of 2022, Brookfield Renewable extended the maturity of its BRL 350 million facility associated with a portfolio of Brazilian solar assets to 2047.

F - 68

Supplemental Information
The following table outlines changes in Brookfield Renewable’s borrowings for the year ended December 31:

(MILLIONS)	January 1	Net cash flows from financing activities(1)	Non-cash
			Acquisition	Disposal	Transfer to liabilities held for sale	Other(2)(3)	December 31
2022
Corporate borrowings	$2,149	545	—	—	—	(146)	$2,548
Non-recourse borrowings	$19,380	3,254	443	—	(171)	(604)	$22,302
2021
Corporate borrowings	$2,135	(3)	—	—	—	17	$2,149
Non-recourse borrowings	$15,947	3,177	869	(646)	—	33	$19,380
(1)Excludes $233 million (2021: $51 million) of net cash flow from financing activities related to tax equity recorded on the consolidated statements of cash flows.
(2)Includes foreign exchange and amortization of unamortized premium and financing fees.
(3)Includes $129 million (2021: $358 million) of non-recourse borrowings acquired through asset acquisitions.
16. NON-CONTROLLING INTERESTS
Brookfield Renewable’s non-controlling interests are comprised of the following as at December 31:

(MILLIONS)	2022	2021
Participating non-controlling interests – in operating subsidiaries	$14,755	$12,303
General partnership interest in a holding subsidiary held by Brookfield	59	59
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	2,892	2,894
BEPC exchangeable shares	2,561	2,562
Preferred equity	571	613
Perpetual subordinated notes	592	592
	$21,430	$19,023

F - 69

Participating non-controlling interests – in operating subsidiaries
The net change in participating non-controlling interests – in operating subsidiaries is as follows:

(MILLIONS)	Brookfield Americas Infrastructure Fund	Brookfield Infrastructure Fund II	Brookfield Infrastructure Fund III	Brookfield Infrastructure Fund IV	Brookfield Global Infrastructure Income Fund	Brookfield Global Transition Fund	Canadian Hydroelectric Portfolio	The Catalyst Group	Isagen institutional partners	Isagen public non-controlling interests	TerraForm Power public non-controlling interests	Other	Total
As at December 31, 2019	$922	$1,851	$3,619	$163	$—	$—	$618	$89	$2,375	$13	$1,208	$228	$11,086
Net income(loss)	(13)	(21)	(52)	15	—	—	35	16	130	—	(31)	101	180
Other comprehensive income (loss)	100	196	413	—	—	—	11	27	325	2	2	36	1,112
Capital contributions	—	9	23	246	—	—	—	—	—	—	—	242	520
Return of capital	—	(3)	(109)	—	—	—	(35)	—	—	—	—	—	(147)
Disposals	—	—	—	—	—	—	—	—	—	—	—	(15)	(15)
Distributions(1)	(8)	(38)	(204)	(13)	—	—	(1)	(34)	(180)	—	(35)	(38)	(551)
Special distribution/ TerraForm Power acquisition	—	—	—	—	—	—	—	—	—	—	(1,101)	—	(1,101)
Other	1	—	(67)	(1)	—	—	(1)	(1)	1	(1)	(43)	128	16
As at December 31, 2020	1,002	1,994	3,623	410	—	—	627	97	2,651	14	—	682	11,100
Net income (loss)	5	43	(16)	38	—	—	4	16	113	1	—	5	209
Other comprehensive income (loss)	(122)	445	196	150	—	—	163	28	(107)	—	—	86	839
Capital contributions	—	6	10	924	—	—	—	—	—	—	—	181	1,121
Disposals	(181)	(214)	—	—	—	—	—	—	—	—	—	—	(395)
Distributions(1)	(18)	(32)	(350)	(114)	—	—	(25)	(8)	(215)	(1)	—	(47)	(810)
Other	(1)	11	155	2	—	—	205	(1)	—	(1)	—	(131)	239
As at December 31, 2021	685	2,253	3,618	1,410	—	—	974	132	2,442	13	—	776	12,303
Net income (loss)	19	(31)	144	16	(1)	(50)	20	11	179	1	—	26	334
Other comprehensive income (loss)	(103)	449	212	425	35	9	187	(19)	67	1	—	(15)	1,248
Capital contributions	—	4	—	301	200	1,484	—	—	—	—	—	142	2,131
Disposals	(54)	—	(21)	—	—	—	—	—	—	—	—	—	(75)
Distributions(1)	(71)	(59)	(460)	(3)	(7)	(14)	(37)	(9)	(524)	(1)	—	(90)	(1,275)
Other	1	1	(3)	(15)	254	32	4	—	(5)	—	—	(180)	89
As at December 31, 2022	$477	$2,617	$3,490	$2,134	$481	$1,461	$1,148	$115	$2,159	$14	$—	$659	$14,755
Interests held by third parties	75%-78%	43%-60%	23%-71%	75%	1.5%-24%	77% - 80%	50%	25%	53%	0.3%	—%	0.3% - 71%
(1)Distributions paid during the year ended December 31, 2022, totaled $1,275 million (2021: $810 million and 2020: $551 million)

F - 70

The following tables summarize certain financial information of operating subsidiaries that have non-controlling interests that are material to Brookfield Renewable:

(MILLIONS)	Brookfield Americas Infrastructure Fund	Brookfield Infrastructure Fund II	Brookfield Infrastructure Fund III(1)	Brookfield Infrastructure Fund IV	Brookfield Global Infrastructure Income Fund	Brookfield Global Transition Fund	Canadian Hydroelectric Portfolio	The Catalyst Group	Isagen (2)	TerraForm Power(3)	Other	Total
Interests held by third parties	75%-78%	43%-60%	69%-71%	75%	24%	77% - 80%	50%	25%	77%	42%	0.3%-71%
Place of business	United States, Brazil	United States, Brazil, Europe	United States, Brazil, Europe, India, China	United States , Brazil, India, China	Canada	North America, Europe, India, China, Australia	Canada	United States	Colombia	North America, South America, Europe	United States, Brazil, Canada, Colombia, China, Chile
Year ended December 31, 2020:
Revenue	$137	$346	$189	$85	$—	$—	$123	$141	$874	$1,161	$20	$3,076
Net income	(15)	(34)	(2)	20	—	—	73	65	247	(360)	173	167
Total comprehensive income (loss)	109	345	160	19	—	—	108	173	866	238	176	2,194
Net income allocated to non-controlling interests	(13)	(21)	(4)	15	—	—	38	16	187	(158)	120	180
Year ended December 31, 2021:
Revenue	$137	$302	$195	$316	—	$—	$81	$136	$929	$1,239	$19	$3,354
Net income (loss)	7	64	1	50	—	—	10	62	214	(245)	66	229
Total comprehensive income (loss)	(161)	895	348	252	—	—	329	173	11	(243)	187	1,791
Net income (loss) allocated to non-controlling interests	5	43	2	38	—	—	4	16	162	(109)	48	209
As at December 31, 2021:
Property, plant and equipment, at fair value	$1,053	$5,578	$2,861	$4,440	$—	$—	$2,417	$1,129	$8,497	$10,867	$321	$37,163
Total assets	1,087	5,673	3,510	5,460	—	—	2,741	1,140	9,498	11,939	374	41,422
Total borrowings	179	1,331	1,048	2,768	—	—	516	507	2,224	6,902	93	15,568
Total liabilities	205	1,552	1,180	3,356	—	—	576	511	4,896	8,916	151	21,343
Carrying value of non-controlling interests	685	2,253	1,658	1,410	—	—	1,029	132	3,493	1,344	299	12,303
Year ended December 31, 2022:
Revenue	$120	$324	$213	$451	$94	$54	$116	$131	$1,135	$1,324	$76	$4,038
Net income (loss)	25	(66)	44	14	4	(66)	40	44	340	94	41	514
Total comprehensive income (loss)	(106)	732	183	586	96	(51)	403	(32)	467	301	36	2,615
Net income allocated to non-controlling interests	19	(31)	31	16	(1)	(50)	20	11	257	31	31	334
As at December 31, 2022:
Property, plant and equipment, at fair value	$131	$6,223	$2,873	$6,060	$874	$1,565	$2,686	$1,031	$8,264	$10,012	$1,062	$40,781
Total assets	852	6,368	3,529	6,911	1,324	5,298	2,984	1,053	9,178	11,192	1,463	50,152
Total borrowings	14	1,332	1,051	3,120	$37	497	466	476	2,356	6,371	614	16,334
Total liabilities	240	1,618	1,172	4,173	$386	3,502	520	491	5,112	8,275	792	26,281
Carrying value of non-controlling interests	477	2,617	1,675	2,134	$247	1,461	1,194	115	3,146	1,452	237	14,755
(1)Excludes information relating to Isagen and TerraForm Power which are presented separately.
(2)The total third party ownership interest in Isagen as of December 31, 2022 was 77.4% and comprised of Brookfield Infrastructure Fund III: 23.0%, Brookfield Global Infrastructure Income Fund: 1.5%, Isagen Institutional investors: 52.6% and other non-controlling interests: 0.3%.
(3)The total third party interest in Terraform Power as of December 31, 2022 was 42.3% and comprised of Brookfield Infrastructure Fund III: 35.5% and Brookfield Global Infrastructure Income Fund: 6.8%.

F - 71

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
The Redeemable/Exchangeable partnership units, BEPC exchangeable shares and the GP interest are presented as non-controlling interests since they relate to equity in a subsidiary that is not attributable, directly or indirectly, to Brookfield Renewable. During the year ended December 31, 2022, exchangeable shareholders of BEPC exchanged 12,308 (December 31, 2021: 16,071) BEPC exchangeable for an equivalent number of LP units amounting to less than $1 million (December 31, 2021: $1 million). No Redeemable/Exchangeable partnership units have been redeemed.
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
As at December 31, 2022, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and units of GP interest outstanding were 194,487,939 units (December 31, 2021: 194,487,939 units), 172,218,098 shares (December 31, 2021: 172,203,342 shares), and 3,977,260 units (December 31, 2021: 3,977,260 units), respectively.
In December 2022, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units and outstanding BEPC exchangeable shares. Brookfield Renewable is authorized to repurchase up to 13,764,352 LP units and 8,610,905 BEPC exchangeable shares, representing 5% of each of its issued and outstanding LP units and BEPC exchangeable shares. The bids will expire on December 15, 2023, or earlier should Brookfield Renewable complete its repurchases prior to such date. There were no LP units or BEPC exchangeable shares repurchased during the years ended December 31, 2022 and 2021.

F - 72

The composition of the distributions are presented in the following table:

(MILLIONS)	2022	2021	2020
General partnership interest in a holding subsidiary held by Brookfield	$6	$5	$5
Incentive distribution	94	80	65
	100	85	70
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	250	237	250
BEPC exchangeable shares held by
Brookfield	58	53	42
External shareholders	162	156	74
Total BEPC exchangeable shares	220	209	116
	$570	$531	$436
The following table summarizes certain financial information regarding General partnership interest in a holding subsidiary held by Brookfield, Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield and Class A exchangeable shares of Brookfield Renewable Corporation held by public shareholders and Brookfield:

(MILLIONS)	2022	2021	2020
For the year ended December 31:
Revenue	$4,711	$4,096	$3,810
Net income (loss)	138	(66)	(45)
Comprehensive income	2,628	2,700	2,229
Net income (loss) allocated to(1):
General partnership interest in a holding subsidiary held by Brookfield	92	77	62
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	(117)	(135)	(133)
BEPC exchangeable shares	(104)	(119)	(49)
As at December 31:
Property, plant and equipment, at fair value	$54,283	$49,432
Total assets	64,111	55,867
Total borrowings	24,850	21,529
Total liabilities	37,825	31,871
Carrying value of (2):
General partnership interest in a holding subsidiary held by Brookfield	59	59
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	2,892	2,894
(1)Allocated based on weighted-average GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units of 4.0 million, 194.5 million, 172.2 million and 275.2 million, respectively (2021: 4.0 million, 194.5 million, 172.2 million and 274.9 million, respectively and 2020: 4.0 million, 194.5 million, 139.9 million and 271.1 million, respectively).
(2)Allocated based on outstanding GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units of 4.0 million, 194.5 million, 172.2 million and 275.4 million, respectively (2021: 4.0 million, 194.5 million, 172.2 million and 275.1 million, respectively).

F - 73

Preferred equity
Brookfield Renewable’s preferred equity as at December 31 consists of Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) as follows:

	Shares outstanding	Cumulative dividend rate (%)	Earliest permitted redemption date	Dividends declared for the year ended December 31		Carrying value as at
(MILLIONS, EXCEPT AS NOTED)				2022	2021	December 31, 2022	December 31, 2021
Series 1 (C$136)	6.85	3.1	April 2025	$4	$4	$126	$135
Series 2 (C$113)(1)	3.11	6.3	April 2025	3	2	57	62
Series 3 (C$249)	9.96	4.4	July 2024	8	9	183	197
Series 5 (C$103)	4.11	5.0	April 2018	4	4	76	81
Series 6 (C$175)	7.00	5.0	July 2018	7	7	129	138
	31.03			$26	$26	$571	$613
(1)Dividend rate represents annualized distribution based on the most recent quarterly floating rate.
Distributions paid during the year ended December 31, 2022, totaled $26 million (2021: $26 million and 2020: $25 million).
The Class A Preference Shares do not have a fixed maturity date and are not redeemable at the option of the holders. As at December 31, 2022, none of the issued Class A, Series 5 and 6 Preference Shares have been redeemed by BRP Equity.
In December 2022, the Toronto Stock Exchange accepted notice of BRP Equity's intention to renew the normal course issuer bid in connection with its outstanding Class A Preference Shares for another year to December 15, 2023, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, BRP Equity is permitted to repurchase up to 10% of the total public float for each respective series of the Class A Preference Shares. Shareholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. There were no repurchases of Class A Preference Shares during 2022 or 2021 in connection with the normal course issuer bid.
Perpetual subordinated notes
In April 2021 and December 2021, Brookfield BRP Holdings (Canada) Inc., a wholly-owned subsidiary of Brookfield Renewable, issued $350 million and $260 million, respectively, of perpetual subordinated notes at a fixed rate of 4.625% and 4.875%, respectively.
The perpetual subordinated notes do not have a maturity date and are repaid in an Event of Default. The perpetual subordinated notes also provide Brookfield Renewable, at its discretion, the right to defer the interest (in whole or in part) until liquidation of assets due to an Event of Default. The perpetual subordinated notes are classified as a separate class of non-controlling interest on Brookfield Renewable's consolidated statements of financial position as per IAS 32, Financial Instruments: Presentation. The interest expense on the perpetual subordinated notes during the year ended December 31, 2022 of $29 million (2021: $12 million and 2020: nil) are presented as distributions in the consolidated statements of changes in equity. The carrying value of the perpetual subordinated notes, net of transaction cost, is $592 million (2021: $592 million) as at December 31, 2022.
Distributions paid during the year ended December 31, 2022, totaled $27 million (2021: $9 million and 2020: nil).

F - 74

17. PREFERRED LIMITED PARTNERS’ EQUITY
Brookfield Renewable’s preferred limited partners’ equity comprises of Class A Preferred units as follows:

(MILLIONS, EXCEPT AS NOTED)		Shares outstanding	Cumulative distribution rate (%)	Earliest permitted redemption date	Distributions declared for the year ended December 31		Carrying value as at
					2022	2021	December 31, 2022	December 31, 2021
Series 5 (C$72)		—	5.59	April 2018	$—	$3	$—	$49
Series 7 (C$175)		7.00	5.50	January 2026	7	8	128	128
Series 9 (C$200)		—	5.75	July 2021	—	5	—	—
Series 11 (C$250)		—	5.00	April 2022	3	10	—	187
Series 13 (C$250)		10.00	5.00	April 2023	10	10	196	196
Series 15 (C$175)		7.00	5.75	April 2024	8	8	126	126
Series 17 ($200)	0	8.00	5.25	March 2025	11	11	195	195
Series 18 (C$150)		6.00	5.50	April 2027	5	—	115	—
		38.00			$44	$55	$760	$881
In the first quarter of 2022, Brookfield Renewable redeemed all of the outstanding units of Series 5 Preferred Limited Partnership units for C$72 million or C$25.25 per Preferred Limited Partnership Unit.
In the second quarter of 2022, Brookfield Renewable issued 6,000,000 Series 18 Preferred Units at a price of C$25 per unit for gross proceeds of C$150 million. The holders of the Series 18 Preferred Units are entitled to receive a cumulative quarterly fixed distribution yielding 5.5%.
In the second quarter of 2022, Brookfield Renewable redeemed all of the outstanding units of Series 11 Preferred Units for C$250 million or C$25 per Unit.
Distributions paid during the year ended December 31, 2022, totaled $44 million (2021: $55 million and 2020: $52 million).
Class A Preferred LP Units - Normal Course Issuer Bid
In December 2022, the Toronto Stock Exchange accepted notice of Brookfield Renewable's intention to renew the normal course issuer bid in connection with the outstanding Class A Preferred Limited Partnership Units for another year to December 15, 2023, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of its Class A Preferred Limited Partnership Units. Unitholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. No shares were repurchased during 2022 or 2021.
18. LIMITED PARTNERS’ EQUITY
Limited partners’ equity
As at December 31, 2022, 275,358,750 LP units were outstanding (2021: 275,084,265 LP units) including 68,749,416 LP units (2021: 68,749,416 LP units) held by Brookfield. Brookfield owns all general partnership interests in Brookfield Renewable representing a 0.01% interest.f the proceeds from the offering of LP units.
During the year ended December 31, 2022, 262,177 LP units (2021: 230,304 LP units) were issued under the distribution reinvestment plan at a total value of $9 million (2021: $9 million).
During the year ended December 31, 2022, exchangeable shareholders of BEPC exchanged 12,308 BEPC exchangeable shares (2021: 16,071 shares) for an equivalent number of LP units amounting to less than $1 million (2021: $1 million).
As at December 31, 2022, Brookfield Corporation’s direct and indirect interest of 308,051,190 LP units, Redeemable/Exchangeable partnership units and BEPC exchangeable shares represents approximately 48.0% of Brookfield Renewable on a fully-exchanged basis and the remaining approximate 52.0% is held by public investors.

F - 75

On an unexchanged basis, Brookfield holds a 25% direct limited partnership interest in Brookfield Renewable, a 41% direct interest in BRELP through the ownership of Redeemable/Exchangeable partnership units, a direct 1% GP interest in BRELP and a 26% direct interest in the BEPC exchangeable shares of BEPC as at December 31, 2022.
In December 2022, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units. Brookfield Renewable is authorized to repurchase up to 13,764,352 LP units, representing 5% of its issued and outstanding LP units. The bids will expire on December 15, 2023, or earlier should Brookfield Renewable complete its repurchases prior to such date. There were no LP units repurchased during the year ended December 31, 2022 and December 31, 2021.
Distributions
The composition of the distributions are presented in the following table:

(MILLIONS)	2022	2021
Brookfield	$88	$84
External LP unitholders	267	251
	$355	$335
In February 2023, distributions to unitholders were increased to $1.35 per LP unit on an annualized basis, an increase of $0.07 per LP unit, which will take effect on the distribution payable in March 2023.
Distributions paid during the year ended December 31, 2022, totaled $345 million (2021: $325 million and 2020: $349 million).

F - 76

19. GOODWILL
The following table provides a reconciliation of goodwill:

(MILLIONS)	Notes	Total
Balance, as at December 31, 2020		$970
Acquired through acquisition	3	117
Foreign exchange		(121)
Balance, as at December 31, 2021		966
Acquired through acquisition	3	691
Foreign exchange and other		(131)
Balance, as at December 31, 2022		$1,526

Goodwill is allocated to the following CGUs or group of CGUs:

(MILLIONS)	2022	2021
Value-in-use method
Colombia Hydroelectric(1)	$559	$676
U.S. Distributed Generation(2)	424	117
U.S. Utility-scale Solar	287	—
Europe Utility-scale Solar development platform	66	—
Chile Distributed Generation	17	—
U.S. Wind	9	—
	1,362	793
Fair value less costs of disposal
Europe Utility-scale Solar	100	106
Europe Wind	46	49
South America Wind	18	18
	164	173
	$1,526	$966
(1)Goodwill related to the Colombia hydroelectric segment was created as a result of recording the deferred tax liabilities assumed in the purchase price allocations of business combinations. The deferred tax liabilities are measured in accordance with IAS 12 in the purchase price allocations rather than at fair value. As a result, the goodwill recorded does not represent ‘core’ goodwill, but rather goodwill created as a result of accounting concepts or ‘non-core’ goodwill. In order to avoid an immediate impairment of this ‘non-core’ goodwill.
(2)Includes $115 million (2021: $117 million) of goodwill related to 360 MW of operating and 700 MW of development business acquired in 2021 and $309 million (2021: nil) related to the acquisition of an integrated distributed generation developer with approximately 500 MW of contracted operating and under construction assets, and an 1.8 GW of development pipeline in the United States.
As at December 31, 2022, Brookfield Renewable performed an impairment test at the level that goodwill is monitored by management. Brookfield Renewable did not identify any impairments of goodwill. In performing this impairment test, management removed the ‘non-core’ goodwill that continued to be supported by the existence of the original deferred tax liability that gave rise to the goodwill from the carrying value of the applicable assets.
For the remaining goodwill balance, the key inputs in determining the fair value of each cash generating unit under the value in use model are the utilization of discount rates ranging from 9% to 15%, terminal capitalization rate of 3x to 5x, discrete cash flow periods from 4 to 5 years, and future leverage assumptions for the platforms.
20. CAPITAL MANAGEMENT
Brookfield Renewable’s primary capital management objectives are to ensure the sustainability of its capital to support continuing operations, meet its financial obligations, allow for growth opportunities and provide stable distributions to its LP unitholders. Brookfield Renewable’s capital is monitored through the debt-to-total capitalization ratio on a corporate and consolidated basis. As at December 31, 2022 these ratios were 11% and 39%, respectively (2021: 8% and 33%, respectively).

F - 77

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
Brookfield Renewable’s strategy during 2022, which was unchanged from 2021, was to maintain the measures set out in the following schedule as at December 31:

	Corporate		Consolidated
(MILLIONS)	2022	2021	2022	2021
Commercial paper(1)	$249	$—	$249	$—
Debt
Medium-term notes(2)	2,307	2,156	2,307	2,156
Non-recourse borrowings(3)	—	—	22,321	19,352
	2,307	2,156	24,628	21,508
Deferred income tax liabilities, net(4)	—	—	6,331	6,018
Equity
Non-controlling interest	—	—	14,755	12,303
Preferred equity	571	613	571	613
Perpetual subordinated notes	592	592	592	592
Preferred limited partners’ equity(5)	760	881	760	881
Unitholders’ equity	9,608	9,607	9,608	9,607
Total capitalization	$13,838	$13,849	$57,245	$51,522
Debt-to-total capitalization	17%	16%	43%	42%
Debt-to-total capitalization (market value)(6)	11%	8%	39%	33%
(1)Draws on corporate credit facilities and commercial paper issuances are excluded from the debt-to-total capitalization ratios as they are not a permanent source of capital.
(2)Medium-term notes are unsecured and guaranteed by Brookfield Renewable and excludes $8 million (2021: $7 million) of deferred financing fees, net of unamortized premiums.
(3)Consolidated non-recourse borrowings include $1,838 million (2021: $30 million) borrowed under a subscription facility of a Brookfield sponsored private fund and excludes $124 million (2021: $132 million) of deferred financing fees and $105 million (2021: $160 million) of unamortized premiums.
(4)Deferred income tax liabilities less deferred income tax assets.
(5)During the year end December 31, 2022, Brookfield Renewable completed the redemption of C$72 million of Series 5 Preferred Units.
(6)Based on market values of Preferred equity, Perpetual subordinated notes, Preferred limited partners’ equity and Unitholders’ equity.

F - 78

21. EQUITY-ACCOUNTED INVESTMENTS
The following table outlines the changes in Brookfield Renewable’s equity-accounted investments:

(MILLIONS)	2022	2021	2020
Balance, beginning of year	$1,107	$971	$937
Investment	373	57	42
Return of capital	(3)	(8)	(19)
Share of net income	96	22	27
Share of other comprehensive income (loss)	(65)	148	29
Dividends received	(89)	(78)	(56)
Foreign exchange translation and other	(27)	(5)	11
Balance, end of year	$1,392	$1,107	$971

22. CASH AND CASH EQUIVALENTS
Brookfield Renewable’s cash and cash equivalents as at December 31 are as follows:

(MILLIONS)	2022	2021
Cash	$728	$759
Cash subject to restriction(1)	268	136
Short-term deposits	2	5
	$998	$900
(1)See Note 1(t) - Recently adopted accounting standards for additional details.

23. RESTRICTED CASH
Brookfield Renewable’s restricted cash as at December 31 is as follows:

(MILLIONS)	Note	2022	2021
Operations		$93	$106
Credit obligations		56	64
Capital expenditures and development projects		42	6
Total(1)		191	176
Less: non-current	25	(52)	(23)
Current		$139	$153
(1)See Note 1(t) - Recently adopted accounting standards for additional details.

F - 79

24. TRADE RECEIVABLES AND OTHER CURRENT ASSETS
Brookfield Renewable’s trade receivables and other current assets as at December 31 are as follows:

(MILLIONS)	2022	2021
Trade receivables	$672	$629
Collateral deposits(1)	609	434
Short term deposits and advances	113	27
Inventory	42	31
Prepaids and others	86	354
Income tax receivables	74	39
Sales tax receivable	73	36
Current portion of contract asset	54	57
Other short-term receivables	137	76
	$1,860	$1,683
(1)Collateral deposits are related to energy derivative contracts that Brookfield Renewable enters into in order to mitigate the exposure to wholesale market electricity prices on the future sale of uncontracted generation, as part of Brookfield Renewable's risk management strategy.
As at December 31, 2022, 89% (2021: 82%) of trade receivables were current. Brookfield Renewable does not expect issues with collectability of these amounts. Accordingly, as at December 31, 2022 and 2021 an allowance for doubtful accounts for trade receivables was not deemed necessary. Trade receivables are generally on 30-day terms and credit limits are assigned and monitored for all counterparties. In determining the recoverability of trade receivables, management performs a risk analysis considering the type and age of the outstanding receivables and the credit worthiness of the counterparties. Management also reviews trade receivable balances on an ongoing basis.
25. OTHER LONG-TERM ASSETS
Brookfield Renewable’s other long-term assets as at December 31 are as follows:

(MILLIONS)	Note	2022	2021
Contract asset		$341	$388
Long-term receivables		235	216
Due from related parties	30	128	142
Restricted cash(1)	23	52	23
Other		86	27
		$842	$796
(1)See Note 1(t) - Recently adopted accounting standards for additional details.
At December 31, 2022 and 2021, restricted cash was held primarily to satisfy operations and maintenance reserve requirements, lease payments and credit agreements.
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

F - 80

26. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Brookfield Renewable’s accounts payable and accrued liabilities as at December 31 are as follows:

(MILLIONS)	2022	2021
Operating accrued liabilities	$440	$312
Accounts payable	276	208
Interest payable on borrowings	153	116
Income tax payable	78	5
LP Unitholders distributions, preferred limited partnership unit distributions, preferred dividends payable , perpetual subordinate notes distributions and exchange shares dividends(1)	53	54
Current portion of lease liabilities	33	30
Other	53	54
	$1,086	$779
(1)Includes amounts payable only to external LP unitholders and BEPC exchangeable shareholders. Amounts payable to Brookfield are included in due to related parties.
27. PROVISIONS
The following table presents the change in the decommissioning liabilities for Brookfield Renewable:

(MILLIONS)	2022	2021
Balance, beginning of the year	$668	$645
Acquisitions through business combinations	54	99
Disposal	(1)	(12)
Accretion	15	13
Changes in estimates	(245)	(69)
Foreign exchange	(12)	(8)
Balance, end of the year	$479	$668
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
For details on other legal provisions, please refer to Note 29 – Commitments, contingencies and guarantees.
28. OTHER LONG-TERM LIABILITIES
Brookfield Renewable’s other long-term liabilities as at December 31 are comprised of the following:

(MILLIONS)	2022	2021
Contract liabilities	$662	$635
Lease liabilities	526	434
Regulatory liabilities(1)	149	130
Pension obligations	51	77
Concession payment liability	10	10
Due to related parties	1	34
Other	132	120
	$1,531	$1,440
(1)Regulatory liabilities are related to the regulated pricing mechanism at certain of Brookfield Renewable’s Spanish assets.
Contract liabilities are the result of the amendment to the energy revenue agreement between Brookfield and several entities owned by Brookfield Renewable in the United States. See Note 25 – Other long-term assets, for additional

F - 81

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
In the normal course of business, Brookfield Renewable will enter into capital expenditure commitments which primarily relate to contracted project costs for various growth initiatives. As at December 31, 2022, Brookfield Renewable had $1,126 million (2021: $699 million) of capital expenditure commitments outstanding, of which $1,059 million (2021: $669 million) is payable in less than one year, $63 million (2021: $30 million) in two to five years, and $4 million (2021: nil) thereafter.
The following table lists the assets and portfolio of assets that Brookfield Renewable, together with institutional partners have agreed to acquire which are subject to customary closing conditions as at December 31, 2022:

Region	Technology	Capacity	Consideration	Brookfield Renewable Economic Interest	Expected Close
China	Wind	102 MW development	CNY 255 million ($38 million)	20%	Q1 2023
Brazil	Wind	137 MW operating	BRL 529 million ($98 million)	25%	Q1 2023
U.S.	Nuclear Services	N/A	$4.5 billion	Up to 17%	Q2 2023
U.S.	Utility-scale solar	473 MW operating	$135 million	20%	First of three projects in Q4 2023
China	Wind	350 MW development	CNY 853 million ($125 million)	20%	First of two projects in Q4 2023
An integral part of Brookfield Renewable’s strategy is to participate with institutional partners in Brookfield-sponsored private equity funds that target acquisitions that suit Brookfield Renewable’s profile. In the normal course of business, Brookfield Renewable has made commitments to Brookfield-sponsored private equity funds to participate in these target acquisitions in the future, if and when identified. From time to time, in order to facilitate investment activities in a timely and efficient manner, Brookfield Renewable will fund deposits or incur other costs and expenses (including by use of loan facilities to consummate, support, guarantee or issue letters of credit) in respect of an investment that ultimately will be shared with or made entirely by Brookfield sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements), Brookfield Renewable, or by co-investors.
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

F - 82

Brookfield Renewable, along with institutional partners, has provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund, the Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV, and Brookfield Global Transition Fund. Brookfield Renewable’s subsidiaries have similarly provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance.
Letters of credit issued by Brookfield Renewable along with institutional partners and its subsidiaries were as at the following dates:

(MILLIONS)	2022	2021
Brookfield Renewable along with institutional partners	$99	$98
Brookfield Renewable's subsidiaries	1,510	950
	$1,609	$1,048
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

F - 83

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
Master Services Agreement
Brookfield Renewable entered into an agreement with Brookfield Corporation pursuant to which Brookfield Corporation has agreed to provide oversight of the business and provide the services of senior officers to Brookfield Renewable for a management service fee. The fee is paid on a quarterly basis and has a fixed quarterly component of $5 million and a variable component calculated as a percentage of the increase in the total capitalization value of Brookfield Renewable over an initial reference value (subject to an annual escalation by a specified inflation factor beginning on January 1, 2013). Total capitalization value as of December 31, 2022 is $21 billion, which against the initial reference value of $8 billion and factoring in the annual amount of $24 million (as adjusted for inflation), resulted in a management service fee payment for the year ended December 31, 2022 of $243 million (2021: $288 million and 2020: $212 million).
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
For purposes of calculating its management service costs, the term market capitalization value increase meant, for any quarter, the increase in value of TerraForm Power’s market capitalization for such quarter, calculated by multiplying the number of outstanding shares of TerraForm Power’s common stock as of the last trading day of such quarter by the difference between (x) the volume weighted average trading price of a share of common stock for the trading days in such quarter and (y) $9.52. If the difference between (x) and (y) in the market capitalization value increase calculation for a quarter is a negative number, then the market capitalization value increase is deemed to be zero. TerraForm Power’s management service costs for the year ended December 31, 2022 of nil (2021: nil and

F - 84

2020: $23 million) have been included in Brookfield Renewable’s consolidated statements of income (loss) based on its historical records.
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
Governance Agreement
TerraForm Power was party to a governance agreement, referred to as the Governance Agreement, dated October 16, 2017 with Orion Holdings 1 L.P. (“Orion Holding”), a controlled subsidiary of Brookfield Corporation, and any other controlled affiliate of Brookfield Corporation (other than TerraForm Power and its controlled affiliates) that by the terms of the Governance Agreement from time to time becomes a party thereto, collectively referred to as the sponsor group.
The Governance Agreement established certain rights and obligations of TerraForm Power and controlled affiliates of Brookfield Corporation that owned voting securities of TerraForm Power relating to the governance of TerraForm Power and the relationship between such affiliates of Brookfield Corporation and TerraForm Power and its controlled affiliates.
On June 11, 2018, Orion Holdings, Brookfield BRP Holdings (Canada) Inc (“NA HoldCo”) and TerraForm Power entered into a Joinder Agreement pursuant to which NA HoldCo became a party to the Governance Agreement. On June 29, 2018, a second Joinder Agreement was entered into among Orion Holdings, NA HoldCo, BBHC Orion Holdco L.P. (“BBHC Orion”), a controlled subsidiary of Brookfield Corporation, and TerraForm Power pursuant to which BBHC Orion became a party to the Governance Agreement.
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

F - 85

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
Voting Agreements
Brookfield Renewable entered into voting agreements with Brookfield whereby Brookfield, as managing member of entities related to the Brookfield Americas Infrastructure Fund (the “BAIF Entities”) in which Brookfield Renewable holds investments in power generating operations with institutional partners, agreed to assign to Brookfield Renewable their voting rights to elect the Boards of Directors of the BAIF Entities. Brookfield Renewable’s economic interests in the BAIF Entities in the United States and Brazil are 22% and 25%, respectively.
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
Except as set out below in respect to TerraForm Power and Isagen, Brookfield Renewable entered into voting agreements with certain Brookfield subsidiaries as managing members of entities related to Brookfield Infrastructure Fund III (the “BIF III Entities”) in which Brookfield Renewable holds investments in power generating operations with institutional partners, Brookfield agreed to provide to Brookfield Renewable the authority to direct the election of the Boards of Directors of the BIF III Entities. Brookfield Renewable’s economic interests in the BIF III Entities are between 24% and 31%.
Brookfield Renewable holds its interest in its Colombian operations as part of a consortium. The consortium in turn holds its interest in Isagen through an entity (“Hydro Holdings”) which is entitled to appoint a majority of the board of directors of Isagen. The general partner of Hydro Holdings is a controlled subsidiary of Brookfield Renewable. Brookfield Renewable is entitled to appoint a majority of Hydro Holdings’ board of directors, provided that Brookfield Corporation and its subsidiaries (including Brookfield Renewable) collectively are (i) the largest holder of Hydro Holdings’ limited partnership interests, and (ii) hold over 30% of Hydro Holdings’ limited partnership interests. Brookfield Renewable currently meets this ownership test and is entitled to appoint a majority of the board of directors.

F - 86

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
Brookfield Renewable entered into voting agreements with certain Brookfield subsidiaries whereby these subsidiaries, as managing members of entities related to Brookfield Global Transition Fund (the “BGTF Entities”), agreed to provide to Brookfield Renewable the authority to direct the election of the Boards of Directors of the BGTF Entities, giving Brookfield Renewable control or significant influence over the entities that own certain renewable power and sustainable solution investments with institutional partners. Brookfield Renewable’s economic interests in the BGTF Entities is 20%.
During the third quarter of 2022, Brookfield Renewable entered into a new voting agreement with Brookfield to gain control of BGTF Finco LLC, the primary borrower under the Brookfield Global Transition Fund subscription facility. The voting agreements provide Brookfield Renewable with control and accordingly, Brookfield Renewable consolidates the accounts of this entity, resulting in an increase to total assets of $177 million, an increase in total liabilities of $199 million and a decrease in equity of $22 million. The transaction was accounted for as an asset acquisition.
Other Agreements
Sponsor Line Agreement
TerraForm Power entered into the Sponsor Line with Brookfield Corporation and one of its affiliates (the “Lenders”) on October 16, 2017. The Sponsor Line establishes a $500 million secured revolving credit facility and provides for the Lenders to commit to making LIBOR loans to Brookfield Renewable during a period not to exceed three years from the effective date of the Sponsor Line (subject to acceleration for certain specified events). TerraForm Power may only use the revolving Sponsor Line to fund all or a portion of certain funded acquisitions or growth capital expenditures. The Sponsor Line terminates, and all obligations thereunder become payable, no later than October 16, 2022. Borrowings under the Sponsor Line bear interest at a rate per annum equal to a LIBOR rate determined by reference to the costs of funds for U.S. dollar deposits for the interest period relevant to such borrowing adjusted for certain additional costs, in each case plus 3% per annum. In addition to paying interest on outstanding principal under the Sponsor Line, Brookfield Renewable is required to pay a standby fee of 0.5% per annum in respect of the unutilized commitments thereunder, payable quarterly in arrears.
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
TERP Relationship Agreement
TerraForm Power entered into a relationship agreement, referred to as the TERP Relationship Agreement, dated October 16, 2017 with Brookfield Corporation, which governed certain aspects of the relationship between Brookfield Corporation and TerraForm Power. Pursuant to the TERP Relationship Agreement, Brookfield Corporation agreed that TerraForm Power will serve as the primary vehicle through which Brookfield Corporation and certain of its affiliates will own operating wind, utility-scale solar, and distributed generation assets in North America and Western Europe and that Brookfield Corporation will provide, subject to certain terms and conditions, TerraForm Power with a right of first offer on certain operating wind, utility-scale solar, and distributed generation assets that are located in such countries and developed by persons sponsored by or under the control of Brookfield

F - 87

Corporation. The rights of TerraForm Power under the TERP Relationship Agreement are subject to certain exceptions and consent rights set out therein.
TerraForm Power did not acquire any renewable energy facilities pursuant to the TERP Relationship Agreement from Brookfield Corporation during the years ended December 31, 2020 and 2019.
TERP Relationship Agreement was terminated upon the completion of the TerraForm Power acquisition by Brookfield Renewable on July 31, 2020.
TERP Registration Rights Agreement
TerraForm Power entered into a registration rights agreement, referred to as the TERP Registration Rights Agreement, on October 16, 2017 with Orion Holdings. The TERP Registration Rights Agreement governed the rights and obligations of TerraForm Power, on the one hand, and Brookfield Corporation and its affiliates, on the other hand, with respect to the registration for resale of all or a part of the TERP common stock held by Brookfield Corporation or any of its affiliates that become party to the TERP Registration Rights Agreement.
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
TerraForm Power made no IDR payments during the years ended December 31, 2022, 2021 and 2020.
The New Terra LLC Agreement was amended upon the completion of the TERP acquisition by Brookfield Renewable on July 30, 2020 to remove TerraForm Power, LLC’s obligations to make IDR payments.

F - 88

Credit facilities and funds on deposit
Brookfield Corporation has provided a $400 million committed unsecured revolving credit facility maturing in December 2023 and the draws bear interest at the London Interbank Offered Rate plus a margin. As at December 31, 2022, there were no draws on the committed unsecured revolving credit facility provided by Brookfield Corporation. Brookfield Corporation may from time to time place funds on deposit with Brookfield Renewable which are repayable on demand including any interest accrued. There were nil funds placed on deposit with Brookfield Renewable as at December 31, 2022 (2021: nil). The interest expense on the deposit and draws from the credit facility for the year ended December 31, 2022 totaled nil (2021: $2 million).
Brookfield Renewable participates with institutional partners in Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV, Brookfield Infrastructure Debt Fund, and Brookfield Global Transition Fund (“Private Funds”), each of which is a Brookfield sponsored fund, and in connection therewith, Brookfield Renewable, together with its institutional partners, has access to financing using the Private Funds’ credit facilities.
Other Agreements
In 2011, on formation of Brookfield Renewable, Brookfield transferred certain development projects to Brookfield Renewable for no upfront consideration but is entitled to receive variable consideration on commercial operation or sale of these projects.
During the fourth quarter of 2022, Brookfield Renewable, together with institutional partners, formed a strategic partnership with Cameco Corporation (“Cameco”) to acquire 100% of Westinghouse Electric Corporation (“Westinghouse”) from Brookfield Business Partners (“BBU”) and its institutional partners for a total equity cost of $4.5 billion, subject to closing adjustments. The transaction was done at arm’s length. Refer to Note 29 - Commitments, Contingencies and Guarantees for more details.
During the fourth quarter of 2022, Brookfield Renewable sold a portfolio of investments, which included partial interests in consolidated subsidiaries, with an approximate fair value of $388 million to an affiliate of Brookfield in exchange for securities of equal value. The portfolio of investments represented seed assets in a new product offering that Brookfield will be marketing and selling to third party investors which at that time will provide Brookfield Renewable the opportunity to, subject to certain conditions, monetize the securities to generate liquidity. The securities are recorded as financial instrument assets on the consolidated statements of financial position. The reduction in partial interests in consolidated subsidiaries is reflected as an increase in non-controlling interests in operating subsidiaries on the consolidated statements of financial position.
The following table reflects the related party agreements and transactions in the consolidated statements of income (loss), for the years ended December 31:

F - 89

(MILLIONS)	2022	2021	2020
Revenues
Power purchase and revenue agreements	$21	$103	$286
Direct operating costs
Other services	(1)	(8)	(4)
Insurance services(1)	—	(26)	(24)
	$(1)	$(34)	$(28)
Interest expense
Borrowings	$—	$(2)	$(2)
Contract balance accretion	(20)	(21)	(13)
	$(20)	$(23)	$(15)
Other related party services	$(5)	$(4)	$—
Management service costs	$(243)	$(288)	$(235)
Prior to November 2021, insurance services were paid to external insurance service providers through subsidiaries of Brookfield Corporation. The fees paid to the subsidiaries of Brookfield Corporation in 2022 were nil (2021 was nil and 2020: was nil). As of November 2021, Brookfield, through a regulated subsidiary, began providing insurance coverage through third-party commercial insurers for the benefits of certain entities in North America. The premiums and claims paid are not included in the table above.
The following table reflects the impact of the related party agreements and transactions on the consolidated statements of financial position as at December 31:

F - 90

(MILLIONS)	Related party	2022	2021
Current assets
Trade receivables and other current assets
Contract asset	Brookfield	$54	$57

Due from related parties
Amounts due from	Brookfield	105	21
	Equity-accounted investments and other	18	14
		123	35
Non-current assets
Other long-term assets
Contract asset	Brookfield	341	388

Amounts due from	Equity-accounted investments and other	128	142

Current liabilities
Financial instrument liabilities	Brookfield Reinsurance	3	—

Due to related parties
Amounts due to	Brookfield	166	119
	Equity-accounted investments and other	62	13
	Brookfield Reinsurance	321	—
Non-recourse borrowings	Brookfield	88	—
Accrued distributions payable on LP units, BEPC exchangeable shares, Redeemable/Exchangeable partnership units and GP interest	Brookfield	38	32
		675	164
Non-current liabilities
Financial instrument liabilities	Brookfield Reinsurance	3	—

Corporate borrowings	Brookfield Reinsurance	7	—

Non-recourse borrowings	Brookfield Reinsurance and associates	93	51
	Brookfield	1,750	30
		1,843	81

Other long-term liabilities
Amounts due to	Equity-accounted investments, Brookfield Reinsurance and associates and other	1	34
Contract liability	Brookfield	662	635
		$663	$669
Equity
Preferred limited partners equity	Brookfield Reinsurance and associates	$15	$—

F - 91

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
31. SUPPLEMENTAL INFORMATION
The net change in working capital balances for the year ended December 31 shown in the consolidated statements of cash flows is comprised of the following:

(MILLIONS)	2022	2021	2020
Trade receivables and other current assets	$(296)	$(515)	$(2)
Accounts payable and accrued liabilities	109	(282)	(91)
Other assets and liabilities	(7)	81	(62)
	$(194)	$(716)	$(155)

F - 92

32. SUBSIDIARY PUBLIC ISSUERS
The following tables provide consolidated summary financial information for Brookfield Renewable, BRP Equity, and Canadian Finco:

(MILLIONS)	Brookfield Renewable(1)	BRP Equity	Canadian Finco	Subsidiary Credit Supporters(2)	Other Subsidiaries(1)(3)	Consolidating adjustments(4)	Brookfield Renewable consolidated
As at December 31, 2022:
Current assets	$61	$391	$2,336	$834	$4,172	$(3,611)	$4,183
Long-term assets	4,860	241	3	33,830	59,860	(38,866)	59,928
Current liabilities	60	7	30	7,877	4,455	(7,486)	4,943
Long-term liabilities	—	—	2,299	16	30,567	—	32,882
Participating non-controlling interests – in operating subsidiaries	—	—	—	—	14,755	—	14,755
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	—	—	—	2,892	—	—	2,892
BEPC exchangeable shares	—	—	—	—	2,561	—	2,561
Preferred equity	—	571	—	—	—	—	571
Perpetual subordinated notes	—	—	—	592	—	—	592
Preferred limited partners’ equity	761	—	—	765	—	(766)	760
As at December 31, 2021:
Current assets	$50	$419	$2,182	$1,155	$2,647	$(3,564)	$2,889
Long-term assets	4,979	258	3	32,973	52,893	(38,128)	52,978
Current liabilities	46	7	28	7,720	2,943	(7,522)	3,222
Long-term liabilities	—	—	2,149	—	26,500	—	28,649
Participating non-controlling interests – in operating subsidiaries	—	—	—	—	12,303	—	12,303
Participating non-controlling interests – in a holding subsidiary – Redeemable\Exchangeable units held by Brookfield	—	—	—	2,894	—	—	2,894
BEPC exchangeable shares	—	—	—	—	2,562	—	2,562
Preferred equity	—	613	—	—	—	—	613
Perpetual subordinated notes	—	—	—	592	—	—	592
Preferred limited partners’ equity	881	—	—	891	—	(891)	881
(1)Includes investments in subsidiaries under the equity method.
(2)Includes BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Holdings (Canada) Inc., Brookfield BRP Europe Holdings Limited, Brookfield Renewable Investments and BEP Subco Inc., collectively the “Subsidiary Credit Supporters”.
(3)Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Canadian Finco and the Subsidiary Credit Supporters.
(4)Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

F - 93

(MILLIONS)	Brookfield Renewable(1)	BRP Equity	Canadian Finco	Subsidiary Credit Supporters	Other Subsidiaries(1)(2)	Consolidating adjustments(3)	Brookfield Renewable consolidated
For the year ended December 31, 2022
Revenues	$—	$—	$—	$—	$4,711	$—	$4,711
Net income (loss)	(122)	—	2	(1,322)	772	808	138
For the year ended December 31, 2021
Revenues	$—	$—	$—	$—	$4,096	$—	$4,096
Net income (loss)	(136)	—	—	(1,185)	561	694	(66)
For the year ended December 31, 2020
Revenues	$—	$—	$—	$—	$3,810	$—	$3,810
Net income (loss)	(130)	—	(10)	(772)	1,173	(306)	(45)
(1)Includes investments in subsidiaries under the equity method.
(2)Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Canadian Finco, and the Subsidiary Credit Supporters.
(3)Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.
See Note 15 – Borrowings for additional details regarding the medium-term notes issued by Canadian Finco. See Note 16 – Non-controlling interests for additional details regarding Class A Preference Shares issued by BRP Equity.

F - 94