Form 20-F
period 2023-12-31
Brookfield Renewable Partners L.P.
filed 2024-03-01
CIK 1533232

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 20-F
☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2023
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
287,164,340 Limited Partnership Units as of December 31, 2023
7,000,000 Series 7 Preferred Units as of December 31, 2023
10,000,000 Series 13 Preferred Units as of December 31, 2023
7,000,000 Series 15 Preferred Units as of December 31, 2023
8,000,000 Series 17 Preferred Units as of December 31, 2023
6,000,000 Series 18 Preferred Units as of December 31, 2023
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
Unless the context requires otherwise, when used in this annual report on Form 20-F (this “Form 20-F”), the terms “Brookfield Renewable”, “our group”, “we”, “us” and “our” refer to Brookfield Renewable Partners L.P. and its controlled entities, including BRELP, the Holding Entities, BEPC and the Operating Entities, each as defined in this Form 20-F, “the partnership” refers to Brookfield Renewable but excludes BEPC; “BEP” refers to Brookfield Renewable Partners L.P.; and “Brookfield” refers to Brookfield Corporation and its subsidiaries (other than Brookfield Renewable) and unless the context otherwise requires, includes Brookfield Asset Management (as defined in this Form 20-F). All references to “our portfolio” include 100% of the capacity and energy of our facilities even though we do not own 100% of the economic output of such facilities (see the table under Item 4.B. “Business Overview — Our Operations” for details on our portfolio). Unless the context suggests otherwise, references to:

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
“Adjusted EBITDA” means revenues less direct costs (including energy marketing costs) and other income, before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, distributions to preferred limited partners and other typical non-recurring items. Our company includes realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term within Adjusted EBITDA in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period net income. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures” and item 5A “Operating Results — PART 4 — Financial Performance Review on Proportionate Information — Reconciliation of non-IFRS measures”.
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
“Avaada” means Avaada Ventures Private Limited.
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
“BPAM” means Brookfield Power US Asset Management LLC.
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
“Brookfield Accounts” has the meaning given to it under Item 7.B “Related Party Transactions — Conflicts of Interest and Fiduciary Duties”.
“Brookfield Asset Management” means Brookfield Asset Management Ltd.
“Brookfield Business Partners” means Brookfield Business Partners L.P.
“Brookfield Holders” means Brookfield, Brookfield Reinsurance and their related parties.
“Brookfield Insurance Accounts” has the meaning given to it under Item 7.B “Related Party Transactions—Conflicts Relating to Investments”.
“Brookfield Personnel” has the meaning given to it under Item 7.B “Related Party Transactions—Conflicts of Interest and Fiduciary Duties”.
“Brookfield Reinsurance” means Brookfield Reinsurance Ltd. and any subsidiary of Brookfield Reinsurance Ltd., as the context requires.
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
“BRP Equity” means Brookfield Renewable Power Preferred Equity Inc.
“BRPI” means Brookfield Renewable Power Inc., an indirect wholly-owned subsidiary of Brookfield Corporation.
“BRTM” means Brookfield Renewable Trading and Marketing LP, which is a subsidiary of Brookfield Renewable.

“Cameco” means Cameco Corporation.
“Canadian Bond Guarantors” means, collectively, BEP, BRELP, NA Holdco, LATAM Holdco, Euro Holdco and BEP Subco Inc.
“Canadian Bonds” means all outstanding bonds issued by Canadian Finco pursuant to the 2011 Bond Indenture and the 2021 Bond Indenture, as applicable.
“Canadian Finco” means Brookfield Renewable Partners ULC.
“CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended, including the regulations promulgated under such Act.
“CCS” means carbon capture and storage.
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
“CleanMax” means Clean Max Enviro Energy Solutions Private Limited.
“Code” has the meaning given to it under Item 6.C “Board Practices — Code of Business Conduct and Ethics”.
“CODM” has the meaning given to it under Item 5.A “Operating Results — PART 4 — Financial Performance Review on Proportionate Information”.
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
“EISP” has the meaning given to it under Item 16K “Cybersecurity — Risk Management and Strategy”.
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
“FATCA” means the Foreign Account Tax Compliance provisions of the Hiring Incentives to Restore Employment Act of 2010.
“FERC” has the meaning given to it under Item 4.B “Business Overview — North American Business — United States”.
“FHSA” has the meaning given to it under Item 3.D “Risk Factors — Risks Relating to Taxation — Canada”.
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
“Funds From Operations” means Adjusted EBITDA less interest, current income taxes, management service costs and distributions to preferred shareholders, preferred unitholders and perpetual subordinated noteholders, before the effects of certain cash items (e.g., acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g., deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business. Brookfield Renewable includes realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term within Funds From Operations in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period net income. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures” and Item 5A “Operating Results — PART 4 — Financial Performance Review on Proportionate Information — Reconciliation of non-IFRS measures”.
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
“Holder” has the meaning given to it under Item 10.E “Taxation — Certain Material Canadian Federal Income Tax Considerations”.

“Holding Entities” means LATAM Holdco, NA Holdco and Euro Holdco and any other direct wholly-owned subsidiary of BRELP created or acquired after the date of the Amended and Restated Limited Partnership Agreement of BRELP.
“HSS&E” means Health, Safety, Security and Environmental.
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
“InterEnergy” means InterEnergy Group Limited.
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
“Master Services Agreement” means the Fifth Amended and Restated Master Services Agreement, dated May 5, 2023, among Brookfield Corporation, BEP, BRELP, the Holding Entities, BEPC, the Service Provider and others, as amended from time to time.
“MI 61-101” means Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions.
“MMBTu” means metric million British thermal units.
“MMTPA” means million metric tons per annum.
“MRE” means the hydrological balancing pool administered by the government of Brazil.
“MRF” means material recovery facility.
“MSA Holding Entities” means NA Holdco, LATAM Holdco, Brookfield BRP Canada Corp., Brookfield BRP Holdings (US) Inc., Euro Holdco, BRP Equity, Canadian Finco, BEPC, BPAM and any direct wholly-owned subsidiary of BRELP created or acquired on or after the date of the Master Services Agreement, excluding, for greater certainty, any Operating Entities.

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
“Perpetual Note Guarantors” means, collectively, BEP, BRELP, LATAM Holdco, Euro Holdco and BEP Subco Inc.
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
“Preference Share Guarantors” means, collectively, BEP, BRELP, NA Holdco, LATAM Holdco, Euro Holdco and BEP Subco Inc.
“Preference Shares” means the Class A Preference Shares and the Class B Preference Shares.
“Preferred Unit Guarantees” means the guarantees granted by the Preferred Unit Guarantors in respect of the Preferred Units.
“Preferred Unit Guarantors” means, collectively, BRELP, NA Holdco, LATAM Holdco, Euro Holdco and BEP Subco Inc.
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
“Relationship Agreement” means the Amended and Restated Relationship Agreement, dated May 5, 2023, by and among Brookfield Corporation, BEP, BRELP, the Service Provider and others, as amended from time to time.
“Resident Holder” means a Holder who, for the purposes of the Tax Act and at all relevant times, is or is deemed to be a resident of Canada.
“RESP” has the meaning given to it under Item 3.D “Risk Factors — Risks Relating to Taxation — Canada”.
“RNG” means renewable natural gas.
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
“SEDAR+” means the System for Electronic Document Analysis and Retrieval administered by the Canadian Securities Administrators.
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
“Series 15 Preferred Units” means the Class A Preferred Units, Series 15 of BEP.
“Series 16 Preferred Units” means the Class A Preferred Units, Series 16 of BEP.
“Series 17 Preferred Units” means the Class A Preferred Units, Series 17 of BEP.
“Series 18 Preferred Units” means the Class A Preferred Units, Series 18 of BEP.
“Service Provider” means Brookfield Global Renewable Energy Advisor Limited, Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P., Brookfield Private Capital (DIFC) Limited, Brookfield Canada Renewable Manager LP, Brookfield Renewable Energy Group LLC and includes any other affiliate of such entities that provides services to Brookfield Renewable pursuant to our Master Services Agreement or any other service agreement or arrangement.
“Service Recipients” means BEP, BEPC, BRELP, the MSA Holding Entities and, at the option of the MSA Holding Entities, any Operating Entities.
“SHPP” means a small hydroelectric power plant, which is a category of hydro power facilities in Brazil with 30 MW of capacity or less.
“SIFT Rules” has the meaning given to it under Item 3.D “Risk Factors — Risks Relating to Taxation — Canada”.
“SOFR” means the Secured Overnight Financing Rate published by the Federal Reserve Bank of New York (or a successor administrator).
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
“TMTPA” means thousand metric tons per annum.
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
“Westinghouse” means Westinghouse Electric Company.
“X-Elio” means X-Elio Energy S.L.

FORWARD-LOOKING STATEMENTS
This Form 20-F contains forward-looking statements concerning the business and operations of Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this Form 20-F include, but are not limited to, statements regarding the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate, our anticipated financial performance, future commissioning of assets, contracted portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions and dispositions, future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, energy policies, economic growth, growth potential of the renewable asset class, our future growth prospects and distribution profile, our access to capital and future dividends and distributions made to holders of LP units and BEPC's exchangeable shares. In some cases, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavors”, “pursues”, “strives”, “seeks”, “targets”, “believes” or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. These forward-looking statements and information are not historical facts but reflect our current expectations regarding future results or events and are based on information currently available to us and on assumptions we believe are reasonable.
Although we believe that our anticipated future results, performance or achievements expressed or implied by the forward-looking statements and information in this Form 20-F are based upon reasonable assumptions and expectations, we cannot assure you that such expectations will prove to have been correct. You should not place undue reliance on forward-looking statements and information as such statements and information involve assumptions, known and unknown risks, uncertainties and other factors which may cause our actual results, performance or achievements to differ materially from anticipated future results, performance or achievements expressed or implied by such forward-looking statements and information. These beliefs, assumptions and expectations can change as a result of many possible events or factors, not all of which are known to us or are within our control. If a change occurs, our business, financial condition, liquidity and results of operations and our plans and strategies may vary materially from those expressed in the forward-looking statements and forward-looking information herein.
Factors that could cause actual results to differ materially from those contemplated or implied by forward-looking statements include, but are not limited to, the following:
•general economic conditions and risks relating to the economy, including unfavorable changes in interest rates, foreign exchange rates, inflation and volatility in the financial markets;
•changes to resource availability, as a result of climate change or otherwise, at any of our renewable power facilities;
•supply, demand, volatility and marketing in the energy markets;
•our inability to re-negotiate or replace expiring contracts (including PPAs, power guarantee agreements or similar long-term agreements, between a seller and a buyer of electrical power generation) on similar terms;
•an increase in the amount of uncontracted generation in our renewable power portfolio or a change in the contract profile for future renewable power projects;
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

•increased regulation of and third party opposition to our nuclear services business’s customers and operations;
•failure of the nuclear power industry to expand;
•insufficient indemnification for our nuclear services business;
•our reliance on computerized business systems, which could expose us to cyber-attacks;
•dam failures and the costs and potential liabilities associated with such failures;
•uninsurable losses and higher insurance premiums;
•energy marketing risks and our ability to manage commodity and financial risk;
•the termination of, or a change to, the MRE;
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
•newly developed technologies or new business lines in which we invest not performing as anticipated;
•advances in technology that impair or eliminate the competitive advantage of our projects;
•increases in water rental costs (or similar fees) or changes to the regulation of water supply;
•labor disruptions and economically unfavorable collective bargaining agreements;
•our inability to finance our operations and fund growth due to the status of the capital markets or our ability to complete capital recycling initiatives;
•operating and financial restrictions imposed on us by our loan, debt and security agreements;
•changes to our credit ratings;
•the incurrence of debt at multiple levels within our organizational structure;
•restrictions on our ability to engage in certain activities or make distributions due to our indebtedness;
•adverse changes in currency exchange rates and our inability to effectively manage foreign currency exposure through our hedging strategy or otherwise;
•our inability to identify sufficient investment opportunities and complete transactions;
•political instability or changes in government policy negatively impacting our business or assets;
•changes to our current business, including through future sustainable solutions investments;
•the growth of our portfolio and our inability to realize the expected benefits of our transactions or acquisitions;
•our inability to develop the projects in our development pipeline;
•delays, cost overruns and other problems associated with the construction and operation of our facilities and risks associated with the arrangements we enter into with communities and joint venture partners;
•we do not have control over all of our operations or investments, including certain investments made through joint ventures, partnerships, consortiums or structured arrangements;
•some of our acquisitions may be of distressed companies, which may subject us to increased risks;

•a decline in the value of our investments in securities, including publicly traded securities of other companies;
•the separation of economic interest from control within our organizational structure;
•our dependence on Brookfield and Brookfield’s significant influence over us;
•Brookfield’s election not to source acquisition opportunities for us and our lack of access to all renewable power acquisitions that Brookfield identifies, including by reason of conflicts of interest;
•the departure of some or all of Brookfield’s key professionals;
•Brookfield acting in a way that is not in our best interests or the best interests of our shareholders or our unitholders;
•our inability to terminate the Master Services Agreement and the limited liability of the Service Provider under our arrangements with them;
•Brookfield’s relationship with Oaktree;
•changes in how Brookfield elects to hold its ownership interests in Brookfield Renewable;
•changes in the amount of cash we can distribute to our Unitholders;
•future sales or issuances of our securities will result in dilution of existing holders and even the perception of such sales or issuances taking place could depress the trading price of the BEP units or BEPC exchangeable shares;
•any changes in the market price of the BEP units and BEPC exchangeable shares;
•the inability of Unitholders to take part in the management of BEP;
•limits on Unitholders’ ability to obtain favourable judicial forum for disputes related to BEP or to enforce judgements against us;
•our reliance on BRELP and the Holding Entities, BEPC and the Operating Entities to provide funds to pay distributions;
•changes in tax law and practice;
•changes to government policies and incentives relating to the renewable power and sustainable solutions industries;
•adverse impacts of inflationary pressures;
•changes in regulatory, political, economic and social conditions in the jurisdictions in which we operate;
•health, safety, security and environmental risks;
•force majeure events;
•foreign currency risk associated with BEP’s distributions;
•fraud, bribery, corruption, other illegal acts or inadequate or failed internal processes or systems and restrictions on foreign direct investment;
•increased regulation of our operations;
•we are not subject to the same disclosure requirements as a U.S. domestic issuer;
•changes in our credit ratings;
•new regulatory initiatives related to sustainability and ESG;
•human rights impacts of our business activities;
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
CAUTIONARY STATEMENT REGARDING THE USE OF NON-IFRS MEASURES
We prepare our financial statements in accordance with IFRS. However, this Form 20-F also contains references to Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit which are not generally accepted accounting measures standardized under IFRS and therefore may differ from definitions of Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit used by other entities. In particular, our definition of Funds From Operations may differ from the definition of funds from operations used by other organizations, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”), in part because the NAREIT definition is based on U.S. GAAP, as opposed to IFRS. We believe that Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit are useful supplemental measures that may assist investors in assessing our financial performance. None of Adjusted EBITDA, Funds From Operations or Funds From Operations per Unit should be considered as the sole measure of our performance and should not be considered in isolation from, or as a substitute for, analysis of our financial statements prepared in accordance with IFRS. These non-IFRS measures reflect how we manage our business and, in our opinion, enable investors and other readers to better understand our business. Reconciliations of each of Adjusted EBITDA, Funds From Operations and Funds From Operations per Unit to net income (loss) are presented in Item 5.A “Operating Results — PART 4 — Financial Performance Review on Proportionate Information — Reconciliation of non-IFRS measures”.

PART I
ITEM 1.    IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISERS
Not applicable.
ITEM 2.    OFFER STATISTICS AND EXPECTED TIMETABLE
Not applicable.
ITEM 3.    KEY INFORMATION
3.A    [RESERVED]

3.B    CAPITALIZATION AND INDEBTEDNESS
Not applicable.
3.C    REASONS FOR THE OFFER AND USE OF PROCEEDS
Not applicable.
3.D    RISK FACTORS

Summary of Risk Factors

The following summarizes some, but not all, of the risks provided below. Please carefully consider all of the information discussed in this Item 3.D – “Risk Factors” in this Form 20-F for a more thorough description of these and other risks.
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
•Risks relating to our expiring contracts, counterparty defaults and renewal of our concessions, licenses and permits.
•Risks relating to our use and enjoyment of real property rights.
•Risks of increased cost of operating our facilities and of developing new facilities.
•Risks relating to equipment failure and procurement challenges, and any loss of generating capacity and damage to the environment.
•Risks relating to the perception and regulation of the nuclear power industry.
•Risks relating to cybersecurity.
•Risks relating to uninsurable losses.
•Risks relating to energy marketing and project-level hedging.
•Risks relating to disputes, litigation, enforcement of contracts and governmental and regulatory policies and investigations.
•Risks relating to our facilities being affected by local communities.
•Risks relating to advances and investments in technology.
•Risks relating to increases in water rental costs (or similar fees) or changes to the regulation of water supply.
•Risks relating to future labor disruptions and economically unfavorable collective bargaining agreements.
Risks Relating to Financing
•Risks relating to our ability to finance our operations and fund growth, including completing capital recycling initiatives, compliance with debt covenants, increases in interest rates, changes in our credit ratings, and the incurrence of debt at multiple levels within our organizational structure.
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
•Risk relating to our relationship with local communities and partners.
•Risks relating to our transactions and joint ventures, partnerships, consortium arrangements or structured arrangements.
•Risks relating to acquiring distressed companies.
•Risks relating to our investments in securities, including of other public companies.
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
•Risks relating to our reliance on BRELP, the Holding Entities, BEPC and the Operating Entities to provide us with funds to pay distributions.
•Risks relating to our payout ratio.
Risks Relating to Taxation
•Risks relating to United States, Canadian and Bermudian taxation, and the effects thereof on our business and operations.
General Risk Factors
•Risks relating to changes to government policies and incentives.
•Risks relating to inflationary pressures.
•Risks relating to changes in regulatory, political, economic and social conditions.
•Risks relating to health, safety, security and environmental.
•Risks of force majeure events.
•Risks relating to foreign currency associated with BEP’s distributions.
•Risks relating to fraud, bribery, corruption, other illegal acts and restrictions on foreign direct investment.
•Risks relating to increased regulation of our operations.
•Risks relating to the fact that we are not subject to the same disclosure requirements as a U.S. domestic issuer.
•Risks of changes in our credit ratings.
•Risks relating to new regulatory initiatives related to sustainability and ESG.
•Risks of the human rights impacts of our business activities.
•Risks relating to being deemed an “investment company” under the Investment Company Act.

•Risks relating to the effectiveness of our internal controls over financial reporting.
You should carefully consider the following factors in addition to the other information set forth in this Form 20-F. If any of the following risks actually occur, our business, financial condition, results of operations and prospects could be adversely affected and the value of our Units would likely decline, and you could lose all or part of your investment.
Risks Relating to Our Operations and Our Industry
Changes to resource availability, as a result of climate change or otherwise, at any of our renewable power facilities could adversely affect the amount of electricity that we are able to generate.
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
Climate change may increase the frequency and severity of severe weather conditions and may change existing weather patterns in ways that are difficult to anticipate, which could result in more frequent and severe disruptions to our generation facilities (including as a result of extreme flooding that may be above the normal design parameters of our hydroelectric facilities) and the power markets in which we operate. In addition, customers’ energy needs generally vary with weather conditions, primarily temperature and humidity. To the extent weather conditions are affected by climate change, customers’ energy use could increase or decrease depending on the duration and magnitude of changing weather conditions, which could adversely affect our business, results of operations and cash flows.
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
Certain long-term contracts in our portfolio will be subject to re-contracting in the future. For example, with respect to PPAs in our renewable power portfolio, if the price of electricity in power markets is declining at the time of such re-contracting, it may impact our ability to re-negotiate or replace these contracts on terms that are acceptable to us, or at all. In addition, a concentrated pool of potential buyers for electricity generated by our renewable energy facilities in certain jurisdictions may restrict our ability to negotiate favorable terms under new PPAs or existing PPAs that are subject to re-contracting. We cannot provide any assurance that we will be able to re-negotiate or replace these contracts once they expire, and even if we are able to do so, we cannot provide any assurance that we will be able to obtain the same prices or terms we currently receive. If we are unable to re-negotiate or replace these contracts, or unable to secure prices at least equal to the current prices we receive, our business, financial condition, results of operation and prospects could be adversely affected. Conversely, what may appear to be an attractive price at the time of recontracting could, if prices significantly rise over the contract’s term, result in us having committed to sell power or other goods or services in the future at below then-market rates.
The amount of uncontracted generation in our renewable power portfolio may increase and the contract profile for future renewable power projects may change.
In 2023 approximately 90% of our renewable power generation (on a proportionate basis) was contracted in each of those calendar years under long-term, fixed price contracts with creditworthy counterparties. The average life of our contracts is 13 years on a proportionate basis, reducing the impact of negative short term price fluctuations in the power market. The portion of our renewable power portfolio that is uncontracted may increase gradually over time. We may sell electricity from our uncontracted generation into the spot-market or other competitive power markets from time to time. With respect to such transactions, we are not guaranteed any rate of return on our capital investments through mandated rates, and revenues and results of operations are likely to depend, in large part, upon prevailing market prices. These market prices are driven by factors outside of our control and may fluctuate substantially over relatively short periods of time. Additionally, future renewable power projects may be contracted with different types of counterparties (including commercial and industrial users) and using different contract structures compared to our historical projects. Such increased uncontracted generation and changing contract profiles could have an adverse effect on our business, financial condition, results of operations and cash flows.
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

There is a risk that our concessions and licenses will not be renewed or that, where concessions are required to build out our development pipeline, they may not be granted or awarded.
We hold concessions and licenses and we have rights to operate our facilities (including, for example, in respect of our hydroelectric projects, rights to the land and water required for power generation), and which are subject to renewal at the end of their terms. We generally expect that our concessions and licenses will be renewed. However, if we are not granted renewal rights, or if our concessions and licenses are renewed subject to conditions which impose additional costs, or impose additional restrictions (including, for example, setting a price ceiling for energy sales), our profitability and operational activity could be adversely impacted. In addition, concessions may be required to advance projects in our development pipeline. There can be no assurance that we will be granted any concession that we require with respect to any given project or on what timelines or conditions.
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
While we currently believe that we maintain an appropriate and competitive cost position, there is a risk that increases in our cost structure that are beyond our control could adversely impact our financial performance. Examples of such costs include compliance with new conditions imposed during a re-licensing process, municipal property taxes, water rental fees, hazardous waste disposal, decommissioning costs and the cost of procuring materials, spare parts and services required for our operating and maintenance activities, as well as other inflationary pressures. In some cases we have outsourced certain aspects of operation and maintenance to third parties under long term service agreements and other arrangements in order to, among other things, improve project performance and reduce and stabilize costs. However, there can be no assurance that such contractors will meet the contractual performance standards set out in these services agreements and we accordingly may not be able to fully realize these anticipated cost reductions and improvements in project performance or at all.
Our operating assets and businesses may not perform as expected and may experience equipment failure.
Our operating assets may not continue to perform as they have in the past and there is a risk of equipment failure due to wear and tear, latent defect, design error, operator error, extreme weather events or early obsolescence, among other things, which could have an adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow. Equipment failure at our assets could also result in significant personal injury or loss of life, damage to and destruction of property, plant and equipment and contamination of, or damage to, the environment and suspension of operations. In our renewable power portfolio, this could be on a large scale, such as a breach of a dam, the failure of a wind turbine blade or the collapse of a wind turbine tower. This could also be on a small scale, such as equipment catching on fire or panels being blown off of the rooftop of one of our DG facilities, which are typically located within population centers. In our sustainable solutions investments, this could include a failure or release at a renewable natural gas digester, a release of pressurized gas at a CCS facility or an injury caused by industrial equipment at a recycling facility. The occurrence of any one of these events may result in our being named as a defendant in lawsuits asserting claims for substantial damages, including for environmental cleanup costs, personal injury and property damage and fines and/or penalties as well as reputational harm.
In addition, through our investment in Westinghouse, our nuclear services business, we are also exposed to performance and operational risks in respect of certain nuclear technologies. Westinghouse produces highly sophisticated products and provides specialized services that incorporate or use complex technology, including both hardware and software. Many of Westinghouse’s products and services involve complex industrial machinery or infrastructure projects, such as nuclear power generation and the manufacture of nuclear fuel rods. While Westinghouse’s products and services meet rigorous quality standards, there can be no assurance that such products or services will not experience operational process or product failures and other problems, including as a result of outdated technology, or through manufacturing or design defects, process or other failures of contractors or third-party suppliers, cyber-attacks or other intentional acts that could result in potential product, safety, regulatory or environmental risks.
Equipment that we need, including spare parts and components required for project development, may become unavailable or difficult to procure, inhibiting our ability to maintain full availability of existing plants and also our ability to complete development projects on scope, schedule and budget.
Equipment and spare parts, including panels, inverters, racking and trackers for solar projects, turbines, towers and blades for wind projects, transformers and generator components for hydroelectric projects, and batteries for BESS projects may become unavailable or difficult to procure on terms consistent with those that we have budgeted for. For example, some jurisdictions in which we operate have experienced supply chain challenges resulting from bottlenecks caused by, among other things, increases in demand and challenges involved with ramping up to meet this demand. While supply chain disruptions that occurred globally in recent years did not materially impact our business or operations, supply chains could be further disrupted in the future by factors outside of our control. This could include (1) a reduction in the supply or availability of the commodities required to produce the parts and components that we need to maintain existing projects and develop new projects from our development pipeline, like polysilicon which is required for panels that are necessary for the construction of solar energy projects, (2) the potential physical effects of climate change, such as increased frequency and severity of storms, precipitation, floods and other climatic events and their impact on transportation networks and manufacturing centers, and (3) economic sanctions or embargoes, including those relating to human rights concerns in jurisdictions that produce key materials, components or parts.
For example, in 2022 in the U.S., The Uyghur Forced Labor Prevention Act was signed into law, which restricts the import of goods from China’s Xinjiang Uyghur Autonomous Region due to concerns about forced labor practices in the region. This region of China provides by some measures up to half of the world’s polysilicon supply, a key component in many solar panels. In 2023, the U.S. Department of Commerce, following an anti-dumping and countervailing duty circumvention investigation, determined that certain solar panels imported from Cambodia, Malaysia, Thailand, and Vietnam were improperly using parts and components produced in China as a way to circumvent existing restrictions, and ordered that solar cells and modules imported to the U.S. from those four countries will be subject to anti-dumping and countervailing duties following the expiration of a moratorium in June 2024. These and similar legislative or regulatory initiatives or investigations, in the U.S. or otherwise, related to the purchase of materials or equipment that are necessary to sustain the buildout of our development pipeline, may adversely impact project timelines, increase overall equipment costs, and require complex procurement process changes to ensure that our supply chain remains compliant with all applicable laws, rules and regulations. Similarly, we could suffer adverse financial and reputational impacts if we or our contract counterparties even inadvertently breach these and other similar laws, rules or regulations. Any material delays in procuring equipment or significant cost increases could adversely impact our business and financial condition.
Our nuclear services business and its customers operate in a politically sensitive environment, and the public perception of nuclear power and radioactive materials can affect such business’s customers and us.
Westinghouse operates in a politically sensitive environment. Opposition by third parties to particular projects, including in connection with any incident involving the potential discharge of radioactive materials, could affect Westinghouse’s customers and operations. Adverse public reaction could also lead to increased regulation, limitations on the activities of Westinghouse’s customers, more onerous operating requirements or other conditions that could have a material adverse impact on Westinghouse customers and operations.
While Westinghouse does not own or operate nuclear power plants, nuclear power plant operations are potentially subject to disruption by a nuclear accident. A future accident at a nuclear reactor anywhere in the world could result in the shutdown of existing plants or impact the continued acceptance by the public and regulatory authorities of nuclear energy and the future prospects for nuclear generators, each of which could have a material adverse impact on Westinghouse.
Furthermore, accidents, terrorism, natural disasters or other incidents occurring at nuclear facilities or involving shipments of nuclear materials or technological changes could reduce the demand for nuclear services.
A failure of the nuclear power industry to expand could adversely affect our nuclear services business.
The expansion of nuclear power depends on the pace of deployment and there are substantial uncertainties about the pace of these deployments. In addition, nuclear energy competes with other sources of energy, including natural gas, coal and hydroelectricity. These other energy sources are to some extent interchangeable with nuclear energy, particularly over the longer term. Sustained lower prices of natural gas, coal and hydroelectricity, as well as the possibility of developing other low cost sources for energy, may result in lower demand for nuclear energy. Additionally, further advances in nuclear power technology could impair or eliminate Westinghouse’s competitive advantage as a leading OEM and technology provider to the global nuclear power industry, which could negatively impact such business’s market share.
If the nuclear power industry fails to expand, if there is a reduction in demand by electric utilities for nuclear fuel rods for any reason or if Westinghouse’s market share is reduced, it would adversely affect Westinghouse’s operations and its results of operations, financial condition and prospects.
If our nuclear services business does not have adequate indemnification for its nuclear services, it could adversely affect such business’s results of operations and financial condition.
The Price-Anderson Act (the “PAA”) is a U.S. federal law, which, among other things, regulates radioactive materials and the nuclear energy industry, including liability and compensation in the event of nuclear related incidents. The PAA provides certain protections and indemnification to nuclear energy plant operators and U.S. Department of Energy contractors. The PAA protections and indemnification apply to Westinghouse. Westinghouse also offers similar services in other jurisdictions outside the U.S. For those jurisdictions, varying levels of nuclear liability protection is provided by international treaties, and/or domestic laws. If an incident or evacuation is not covered under PAA indemnification, international treaties and/or domestic laws, Westinghouse could be held liable for damages, regardless of fault. Although Westinghouse expects to have insurance coverage for such liabilities, such coverage may not be sufficient, and accordingly such liabilities could have an adverse effect on Westinghouse’s results of operations and financial condition.
We rely on computerized business systems, which could expose us to cyber-attacks.
Our business relies on information technology. In addition, our business relies upon telecommunication services to remotely monitor and control our assets and interface with regulatory agencies, wholesale power markets and customers. The information and embedded systems of key business partners, third-party service providers (including suppliers of the information technology systems on which we rely), and regulatory agencies are also important to our operations. In light of this, our computer systems may face ongoing cybersecurity threats and attacks, which could result in the failure of such systems, and we may be subject to cyber-terrorism or other cybersecurity risks or other breaches of information technology system security intended to obtain unauthorized access to our proprietary information, personally identifiable information or to client or third-party data stored on our systems, destroy or disable our data and/or that of our business partners, disclose confidential data in breach of data privacy legislation, destroy data or disable, degrade, or sabotage these systems through the introduction of computer viruses, cyber-attacks and other means. Such attacks could originate from a wide variety of sources including internal or unknown third parties.
The sophistication of the threats continue to evolve and grow, including the risk associated with the use of emerging technologies, such as artificial intelligence and quantum computing, for nefarious purposes. We cannot predict what effects such cyber-attacks or compromises or shut-downs may have on our business and on the privacy of the individuals or entities affected, and the consequences could be material. A significant actual or potential theft, loss, corruption, exposure, fraudulent, unauthorized or accidental use or misuse of investor, employee or other personally identifiable or proprietary business data, whether by third parties or as a result of employee malfeasance or otherwise, non-compliance with our contractual or other legal obligations regarding such data or intellectual property or a violation of our privacy and security policies with respect to such data could result in significant remediation and other costs, fines, litigation and regulatory actions against us by governments, various regulatory organizations or exchanges, or affected individuals, in addition to significant reputational harm and/or financial loss, and it may not be possible to recover losses suffered from such incidents under our insurance policies.
A breach of our cybersecurity measures, or those of third-party service providers, or the failure or malfunction of any of our computerized business systems, associated backup or data storage systems could cause us to suffer a disruption in one or more parts of our business and experience, among other things, financial loss, reputational damage, a loss of business opportunities, the unplanned shutdown of our operating facilities, misappropriation or unauthorized release of confidential or personal information, damage to our technology systems and those with whom we do business, violation of privacy and other laws, litigation, regulatory penalties and remediation and restoration costs as well as increased costs to maintain our systems. Cybersecurity breaches or failures of our information technology systems could have an adverse effect on our business operations, financial reporting, financial condition and results of operations, and result in reputational damage. Although we are continuing to enhance defenses to such attacks, we can provide no assurance that our efforts or those of third-party service providers will be successful in preventing or ameliorating damage from such an attack on us and, as the manner in which cyber-attacks are undertaken has become more sophisticated, there is a risk that the occurrence of cyber-attack may remain undetected for an extended period.
We are reliant on third-party service providers for certain aspects of our business, including for certain information systems and technology platforms, legal services, technology, administration, tax, accounting and compliance matters. A disaster, disruption or compromise in technology or infrastructure that supports our businesses, including a disruption involving electronic communications or other services used by us, our vendors or third parties with whom we conduct business, may have an adverse impact on our ability to continue to operate our businesses without interruption which could have a material adverse effect on us. In addition to the fact that these third-party service providers could also face ongoing cybersecurity threats and compromises of their systems, we generally have less control over the delivery of such third-party services, and as a result, we may face disruptions to our ability to operate a business as a result of interruptions of such services. A prolonged global failure of cloud services provided by a variety of cloud services providers that we engage could result in cascading systems failures for us.
Data protection and privacy rules have become a focus for regulators globally. For instance, the European General Data Protection Regulation (“GDPR”) sets out data protection rules for individuals that are residents of the E.U. GDPR imposes stringent rules and penalties for non-compliance, as does similar legislation in certain U.S. states and Canadian provinces in which we operate and in Brazil, which could have an adverse effect on our business.
The occurrence of dam failures could result in a loss of generating capacity and damage to the environment, third parties or the public, which could require us to expend significant amounts of capital and other resources and expose us to significant liability.
The occurrence of dam failures at any of our hydroelectric generating stations or the occurrence of dam failures at other generating stations or dams operated by third parties whether upstream or downstream of our hydroelectric generating stations could result in a loss of generating capacity until the failure has been repaired. If the failure is at one of our facilities, repairing such failure could require us to expend significant amounts of capital and other resources. As noted above, severe failures could also result in harm to third parties or the environment, either of which could expose us to significant liability. A dam failure at a generating station or dam operated by a third party that is upstream of one of our facilities could result in a loss of revenue due to short term disruption to expected water flows. Even if the failure is not at an upstream facility, it could result in new and potentially onerous regulations that could impact Brookfield Renewable’s facilities. Any such new regulations could require material capital expenditures to maintain compliance and our financial position could be adversely affected.
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
Certain of our operating projects are party to financial swaps or other similarly structured project level hedging arrangements (“swaps”). We may also acquire additional assets with similar hedging arrangements in the future. Under the terms of such arrangements, our operating projects receive payments for specified quantities of electricity based on a fixed-price and are obligated to deliver (if physically settled) or pay (if financially settled) the counterparty the market price for the same quantities of electricity. Gains or losses under the swaps are designed to be offset by decreases or increases in a facility’s revenues from spot sales of electricity in liquid markets. However, the actual amount of electricity a facility generates from operations may be materially different from our estimates for a variety of reasons, including variable conditions and plant availability. If a plant does not generate the volume of electricity required by the associated contract, we could incur losses if electricity prices in the market rise substantially above the fixed-price provided for in the swap arrangement.

The MRE could be terminated or changed or Brookfield Renewable’s reference amount revised downward.
In Brazil, hydroelectric power generators have access to the MRE, which seeks to stabilize hydrology by assuring that all participant plants in the MRE receive a reference amount of electricity it is expected to be generated annually, approximating long-term average regardless of the actual volume of energy generated. Substantially all of our assets in Brazil are part of that pool. In cases of nationwide drought, when the pool as a whole is in shortfall relative to the long-term average, an asset can expect to share the nationwide shortfall pro-rata with the rest of the pool. The energy reference amount for plants with capacity of over 50MW is assessed every 5 years according to the criteria of such regulation and can be adjusted positively or negatively. For plants with capacity of 50 MW or lower, the energy reference amount assessment process is currently suspended until legal proceedings initiated by certain owners of these smaller plants are resolved. These smaller plants receive the full energy reference amount, subject to any adjustments resulting from the outcome of these proceedings. If our reference amount is revised, our share of the balancing pool could be reduced. If the MRE is terminated or adversely changed, our financial results would be more exposed to variations in hydrology at certain hydroelectric facilities in Brazil. In either case, this could have an adverse effect on our results of operations and cash flows.
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
In the course of our business, we enter into a wide range of contracts including but not limited to PPAs, engineering, procurement and construction contracts, long term service agreements, supply agreements, contracts to purchase equipment and joint venture agreements. If our counterparties do not perform as expected under these contracts, it may have an adverse impact on our business and results of operations. For example, if purchasers of power under our PPAs are unable or unwilling to fulfill their contractual obligations under the relevant PPA or if they refuse to accept delivery of power pursuant to the relevant PPA, our assets, liabilities, business, financial condition, results of operations and cash flow could be adversely affected as we may not be able to replace the agreement with an agreement on equivalent terms and conditions. Similarly, external events, such as a severe economic downturn, could impair the ability of some counterparties to the PPAs or some customers to pay for electricity received.
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
In addition, the laws and regulations of some countries may limit our ability to hold a majority interest in some of the assets that we may develop or acquire, thus limiting our ability to control the development, construction and operation of such assets. Any existing or new operations may be subject to significant political, economic and financial risks, which vary by country, and may include: (i) changes in government policies, including protectionist policies, or personnel; (ii) changes in general economic conditions; (iii) restrictions on currency transfer or convertibility; (iv) changes in labor relations; (v) political instability and civil unrest; (vi) regulatory or other changes in the local market; (vii) less developed or efficient financial markets than in North America; (viii) the absence of uniform accounting, auditing and financial reporting standards, practices and disclosure requirements; (ix) less government supervision and regulation; (x) a less developed legal or regulatory environment; (xi) heightened exposure to corruption risk; (xii) political hostility to investments by foreign investors; (xiii) less publicly available information in respect of companies; (xiv) adversely higher or lower rates of inflation; (xv) higher transaction costs; (xvi) difficulty in enforcing contractual obligations, breach or repudiation of important contractual undertakings by governmental entities and expropriation and confiscation of assets and facilities for less than fair market value; and (xvii) fewer investor protections. For example, through our investment in Westinghouse, we are exposed to complex new legal and regulatory regimes in new jurisdictions. Westinghouse operates in an industry that is highly regulated both by U.S. federal and state governments and also by numerous foreign governments, including the E.U., and could be significantly impacted by changes in government policies and priorities.
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
There can be no guarantee that newly developed technologies or new business lines that we invest in will perform as anticipated.
We may invest in and use newly developed, less proven, technologies in our development projects or in maintaining, repowering or otherwise enhancing our existing assets. We may also invest in a business line or asset class that differs from those we have historically invested in (for example, our recent investment in Westinghouse). There is no guarantee that such new technologies, business lines or assets will perform as anticipated. The failure of a new technology, business line or asset to perform as anticipated could adversely affect the profitability of a particular investment.

Advances in technology could impair or eliminate the competitive advantage of our projects.
Technologies related to the production of renewable power and conventional power generation are continually advancing, resulting in a gradual decline in the cost of producing electricity. If advances in technology further reduce the cost of producing power, the competitive advantage of our existing renewable power projects may be impaired or eliminated and our assets, liabilities, business, financial condition, results of operations and cash flow could be adversely affected as a result.
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
Certain of Brookfield Renewable’s subsidiaries are parties to collective agreements that expire periodically and those subsidiaries may not be able to renew such collective agreements without labor disruptions or without agreeing to significant increases in labor or other related costs. In the event of a labor disruption such as a strike or lock-out, the ability of our assets to operate may be impaired and our results from operations and cash flow could be adversely affected.
Risks Relating to Financing
Our ability to finance our operations and fund growth initiatives is subject to various risks relating to the state of capital markets and to our ability to complete all or some of our capital recycling initiatives.
We expect to finance future acquisitions, the development and construction of new facilities and other capital expenditures out of cash generated from our operations, capital recycling, debt and possible future issuances of equity. Disruptions and volatility in capital markets, including those caused by rising interest rates, which continued to increase in 2023, could increase the Partnership’s cost of capital and adversely affect its ability to fund its liquidity and capital needs and fund the growth of the business.
There is debt throughout our corporate structure that will need to be replaced from time to time. For example, BEP, BRELP and the Holding Entities have corporate debt, certain of our Operating Entities have limited recourse project level debt and certain of our portfolio companies, like Isagen, have holding company level debt. Our ability to obtain debt or equity financing to fund our growth, and our ability to refinance existing corporate and non-recourse indebtedness on favourable terms, if at all, is dependent on, among other factors, the level of future interest rates, the overall state of capital markets (as well as local market conditions, particularly in the case of non-recourse financings), continued operating performance of our assets, future electricity market prices, lenders’ and investors’ assessment of our credit risk and investor appetite for investments in renewable energy and infrastructure assets in general and in Brookfield Renewable’s securities in particular. Also, certain Brookfield Renewable financing agreements contain conditions that limit our ability to repay indebtedness prior to maturity without incurring penalties, which may limit our ability to refinance indebtedness or raise new capital on favorable terms. To the extent that external sources of capital become limited or unavailable or available on onerous terms (including requirements for Brookfield Renewable to provide credit support such as letters of credit or parent guarantees), our ability to fund acquisitions and make necessary capital investments to construct new or maintain existing facilities may be impaired, and as a result, our business, financial condition, results of operations and prospects may be adversely affected.

We seek to recycle capital to fund acquisitions and the development and construction of new projects by selling certain assets or an interest in certain assets, including our portfolio companies. However, we may not be able to complete all or some of our capital recycling initiatives on our desired timelines, at favorable prices or at all. For example, adverse market conditions or other factors beyond our control might mean that we are unable to complete an asset sale at a price that is aligned with our business plan resulting in a decision to transact at a lower price or to abandon the sales process altogether. Increases in interest rates could also make it more difficult to locate and consummate investments because other potential buyers, including operating companies acting as strategic buyers, may be able to bid for an asset at a higher price due to a lower overall cost of capital or their ability to benefit from a higher amount of cost savings following the acquisition of the asset. If our capital recycling initiatives do not proceed as planned this could reduce the liquidity available to fund future growth, which could in turn limit our ability to grow our distributions in line with our stated goals and the market value of our Units could decline.
We are subject to operating and financial restrictions through covenants in our loan, debt and security agreements.
Brookfield Renewable and its subsidiaries are subject to operating and financial restrictions through covenants in our loan, debt and security agreements. These restrictions prohibit or limit our ability to, among other things, incur additional debt, provide guarantees for indebtedness, grant liens, dispose of assets, liquidate, dissolve, amalgamate, consolidate or effect corporate or capital reorganizations, declare distributions, issue equity interests and create subsidiaries. A financial covenant in our corporate bonds and in our corporate bank credit facilities limits our overall indebtedness to a percentage of total capitalization, a restriction which may limit our ability to obtain additional financing, withstand downturns in our business and take advantage of business and development opportunities. If we breach our covenants, our credit facilities may be terminated or come due and such event may cause our credit rating to deteriorate and subject Brookfield Renewable to higher interest and financing costs. From time to time, we also acquire businesses and assets that have debt obligations that are in default. We may also be required to seek additional debt financing on terms that include more restrictive covenants and/or higher interest rates, change of control restrictions, require repayment on an accelerated schedule or impose other obligations that limit our ability to grow our business, acquire needed assets, exit investments in assets or portfolio companies, or take other actions that we might otherwise consider appropriate or desirable.
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
An increase in either the general levels of interest rates or in the risk spread demanded by sources of indebtedness would make it more expensive to finance our investments. Additionally, certain of our financings are, and future financings may be exposed to floating interest rate risks, and if interest rates increase, an increased proportion of our cash flow may be required to service indebtedness. In addition, a portion of the indebtedness used to finance private equity investments often includes high-yield debt securities issued in the capital markets. Disruptions and volatility in capital markets, including those caused by rising interest rates, could increase our cost of capital and adversely affect our ability to fund our liquidity and capital needs and fund the growth of the business. If we are unable to obtain committed debt financing for potential acquisitions or can only obtain debt at high interest rates or on other unfavorable terms, we may have difficulty completing acquisitions or may generate profits that are lower than would otherwise be the case.
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
We are subject to the risk of geopolitical uncertainties in certain jurisdictions in which we operate. We make investments in businesses globally and we can pursue investments in new, non-core markets, which may expose us to additional risks. We may not properly adjust to the local culture and business practices in such markets, and there is the prospect that we may hire personnel or partner with local persons who might not comply with our culture and ethical business practices; either scenario could result in the failure of our initiatives in new markets and lead to financial losses for us and our managed entities. There are risks of political instability in several of the jurisdictions in which we conduct business, including, for example, from factors such as political conflict, tariffs and other protectionist trade policies, including the encouragement of the onshoring of manufacturing in the U.S. and other countries, income inequality, refugee migration, terrorism, the potential break-up of countries or political-economic unions, and political corruption. For example, the conflicts in Eastern Europe and the Middle East and the global response to each, including the imposition of economic and other sanctions, has significantly impacted the global economy and financial markets, resulted in volatility in fuel prices, amplified existing supply chain challenges caused by increases in shipping costs (including as a result of conflicts and other attacks in or near shipping channels) and heightened cybersecurity disruptions and threats.
While recent energy market volatility in Europe has not directly adversely impacted Brookfield Renewable’s business (principally because our power generation facilities in Europe rely on renewable inputs like wind and sunshine rather than inputs with volatile prices like gas and coal) the rising cost of power has generally increased the costs of conducting business in Europe and caused economic hardship and uncertainty and political tensions in the countries in which we operate. Further economic and political instability and the escalation or expansion of armed conflict in Eastern Europe, the Middle East, or elsewhere in the world, could result in local, regional and/or global instability that could adversely impact our business, including through the disruption of free movement of goods, services and people, or a destabilization of energy markets. The materialization of one or more of these risks could negatively affect our financial performance.
Our operations in the future may be different from our current business, including through future sustainable solutions investments.
Our operations today primarily include hydroelectric, wind, utility solar and distributed generation power generation as well as biomass power generation, cogeneration, storage and nuclear services businesses in North and South America, Europe and Asia. Our development pipeline includes renewable power generation projects as well as CCS, RNG and recycling projects. We may acquire interests in other businesses, and we may seek to divest of certain of our existing operations in the future. In addition, pursuant to the Relationship Agreement with Brookfield, Brookfield may (but is not required to) offer us the opportunity to acquire: (i) an integrated utility even if a significant component of such utility’s operations consist of a non-renewable power generation operation or development, such as a power generation operation that uses coal or natural gas, (ii) a portfolio of power operations, even if a significant component of such portfolio’s operations consist of non-renewable power generation, or (iii) renewable power generation operations or developments that comprise part of a broader enterprise.
In addition, we believe that our relationship with Brookfield means that we are well positioned to execute on what Brookfield has identified as the multi-decade opportunity to advance decarbonization and assist with the transition of global electricity grids to a more sustainable future. We continue to expect that future clean energy acquisitions identified by Brookfield may be funded with commitments pursuant to Brookfield sponsored funds and that Brookfield Renewable would fund Brookfield’s participation in such funds where renewable power or other energy transition investments are made by such funds. We expect this would be the case even if such energy transition investments differ from our investments in operating and development stage renewable power generation that have to date been our primary focus. These energy transition investments may include additional investments in nuclear services, CCS, RNG, recycling, offshore wind generation, hydrogen and ammonia production and investments focused on enhancing the energy efficiency of existing infrastructure, among others.

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
With respect to our renewable power assets, our ability to realize our development growth plans is dependent on our ability to develop existing sites, to repower existing projects that are nearing the end of their useful lives, and to find new sites suitable for development into viable projects. Our ability to maintain a development permit often requires specific development steps to be undertaken. Successful development of renewable power projects is typically dependent on a number of factors, including: the ability to secure or renew our rights to an attractive site on reasonable terms, often following lengthy negotiations and/or competitive bidding processes; accurately measuring resource availability at levels deemed economically attractive for continued project development; the ability to secure new or renewed approvals, licenses and permits; the acceptance of local stakeholders, including in some cases, Indigenous peoples; the ability to secure transmission interconnection access or agreements; the ability to successfully integrate new projects or technologies into existing assets; the ability to acquire suitable labor, equipment and construction services on acceptable terms; the ability to attract construction project financing, including from tax equity investors and through tax and other government incentives such as those provided in the U.S. through the Inflation Reduction Act; and the ability to secure a long-term PPA or other sales contract on reasonable terms. Each of these factors can be critical in determining whether or not a particular development project might ultimately be suitable for construction and some of these factors are outside of our control. Failure to achieve any one of these elements may prevent the development and construction of a renewable power project, or otherwise cause such project to become obligated to make delay or termination payments or become obligated for other damages under contracts, experience the loss of tax credits or tax incentives, or experience diminished returns. When this occurs we may lose all of our investment in development expenditures and may ultimately be required to write-off project development assets and costs, which could adversely impact our ability to achieve our development growth plans, deliver energy and generate revenues.
Our ability to develop projects is subject to construction risks and risks associated with the arrangements we enter into with communities and joint venture partners.
Our ability to develop an economically successful project is dependent on, among other things, our ability to construct a particular project on-time and on-budget. For example, the construction and development of a renewable power generating facility, whether as a greenfield project or by way of a repowering of an existing project, is subject to environmental, engineering and construction risks that could result in cost-overruns, delays and reduced performance. A number of factors that could cause delays, cost over-runs or reduced performance include, but are not limited to, changes in local laws or difficulties in obtaining permits, rights of way or approvals, changing engineering and design requirements, construction costs exceeding estimates for various reasons, including inaccurate engineering and planning, failures to properly estimate the cost of raw materials, components, equipment, labor or the inability to timely obtain them, unanticipated problems with project start-up, the performance of contractors, the insolvency of the head contractor, a major subcontractor and/or a key equipment supplier, labor disruptions, inclement weather, defects in design, engineering or construction (including, without limitation, latent defects that do not materialize during an applicable warranty or limitation period) and project modifications. A delay in the projected completion of a project can result in a material increase in total project construction costs through higher capitalized interest charges, additional labor and other expenses and a resultant delay in the commencement of cash flow. In addition, such unexpected issues may result in increased debt service costs, operations and maintenance expenses and damage payments for late delivery or the failure to meet agreed upon generation levels. This may result in an inability of the project to meet the higher interest and principal repayments arising from the additional debt required. Protracted delays could also result in a given project being in default of other terms of any applicable construction financing arrangements.
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
Some of our investments and operations are structured as joint ventures, partnerships and consortium arrangements, including our investment in Isagen and our joint venture with Cameco for Westinghouse. An integral part of our strategy is to participate with institutional investors in Brookfield-sponsored or co-sponsored consortiums and as a partner in or alongside Brookfield-sponsored or co-sponsored partnerships that target acquisitions that suit our profile. These arrangements are driven by the magnitude of capital required to complete acquisitions of generating assets, strategic partnering arrangements to access operating expertise and other industry-wide trends that we believe will continue. Such arrangements involve risks not present where a third party is not involved, including the possibility that partners or co-venturers might become bankrupt or otherwise fail to fund their share of required capital contributions. Additionally, partners or co-venturers might at any time have economic or other business interests or goals different from us and Brookfield. We may also, together with institutional partners, make non-controlled structured preferred equity or debt investments (“structured investments”) in businesses that feature asset classes or technologies that are at an early stage of development, such as our structured investments in LanzaTech NZ Inc. and California Bioenergy LLC.
While our strategy is to structure these arrangements to afford us certain protective rights in relation to operating and financing activities, joint ventures, partnerships, consortium and structured investments may provide for a reduced level of influence over an acquired company because governance rights are shared with others or such protective rights do not otherwise provide us with direct operational control over the underlying business. Accordingly, decisions relating to the underlying operations and financing activities, including decisions relating to management and operations, the investment of capital within the arrangement and the timing and nature of any exit, will be made by a majority or supermajority vote of the investors, by separate agreements that are reached with respect to individual decisions or, in the case of a structured investment, by agreement with the applicable counterparty. For example, although we own a controlling stake in our consortium's interest in Isagen, the arrangements in place with our consortium partners require super majority approval of the consortium for certain actions with respect to our investment in Isagen and our influence over its business operations. In addition, our ability to continue to exercise control over Isagen depends on Brookfield (including Brookfield Renewable) maintaining certain ownership thresholds in the entity entitled to appoint the Isagen board of directors. See Item 4.B “Business Overview — South American Business”. Similarly, although we, together with institutional partners, own a 51% stake in our joint venture with Cameco for Westinghouse, certain reserved matters relating to the underlying operations and financing activities of Westinghouse may require the support of both Cameco and Brookfield (including Brookfield Renewable) as long as certain ownership thresholds are met. See Item 4.B “Business Overview — North American Business”.
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
As a consequence of acquiring distressed companies, we may be subject to increased risk of incurring additional legal, indemnification or other expenses, even if we are not named in any action. In distressed situations, litigation often follows when disgruntled shareholders, creditors and other parties seek to recover losses from poorly performing investments. The enhanced litigation risk in connection with investments in distressed companies is further elevated by the potential that Brookfield or Brookfield Renewable may have controlling or influential positions in these companies.
We may occasionally make investments in securities, including the publicly listed securities of other companies, the value of which could decline due to factors beyond our control.
Brookfield may periodically recommend that we make investments in securities, including the publicly traded securities or debt of other companies. For example, in February 2021, we acquired, together with our institutional partners, an initial approximately 23% interest in Polenergia, a public company listed on the Warsaw Stock Exchange. In 2022 and 2023 we, together with our institutional partners, subscribed for additional shares in Polenergia which increased our total interest in Polenergia to 32% (8% net to Brookfield Renewable). Investments in publicly traded securities are particularly subject to market volatility and market disruptions, and our investments in securities generally may be subject to changes in interest and currency exchange rates, equity prices and other economic and business factors beyond our control. In addition, at the time of any sales and settlements of securities, the price we ultimately realize will depend on demand and liquidity in the market at that time and may be materially lower than their current fair value. Similarly, some investments in securities, such as a minority position held in a private company, may be illiquid, which in turn may result in our inability to exit the investment on favorable terms or at all. While investments in securities are not expected to account for a large portion of Brookfield Renewable's investments generally, a decline in the value of such securities could result in returns that are lower than anticipated or even in the investment being lost completely, which could mean that we are not be able to achieve growth in our distributions in line with our stated goals and the market value of our securities may decline.
We may be subject to the risks commonly associated with a separation of economic interest from control within an organizational structure.
Our ownership and organizational structure is similar to structures whereby one company controls another company which in turn holds controlling interests in other companies; thereby, the company at the top of the chain may control the company at the bottom of the chain even if its effective equity position in the bottom company is less than a controlling interest. Brookfield is the sole shareholder of the Managing General Partner and, as a result of such ownership of the Managing General Partner, Brookfield will be able to control the appointment and removal of the Managing General Partner’s directors and, accordingly, will exercise substantial influence over us. In turn, we often have a majority controlling interest or a significant influence in our investments. Even though the Brookfield Holders, collectively have an effective economic interest in our business of approximately 47% on a fully-exchanged basis (assuming the exchange of all of the outstanding Redeemable/Exchangeable Partnership units and BEPC exchangeable shares), as a result of their ownership of our LP units, the Redeemable/Exchangeable partnership units and BEPC exchangeable shares, over time the Brookfield Holders may reduce this economic interest while still maintaining Brookfield’s controlling interest. This could lead to Brookfield using its control rights in a manner that conflicts with the economic interests of our other Unitholders and holders of BEPC exchangeable shares. For example, despite the fact that we have the Conflicts Protocols in place, which, among other things, sets out requirements for the review and approval of transactions between Brookfield Renewable and Brookfield, as well as between BEPC and Brookfield, because Brookfield will be able to exert substantial influence over us, and, in turn, over our investments, there is a greater risk that we make investments on terms that disproportionately benefit Brookfield over Brookfield Renewable and its Unitholders and holders of BEPC exchangeable shares.
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
In addition, the Service Provider, an affiliate of Brookfield, will provide management services to us pursuant to our Master Services Agreement as consideration for an annual Base Management Fee. BEPC will pay for its proportionate share of such fee. BEPC’s proportionate share of the Base Management Fee will be calculated on the basis of BEPC’s business relative to the partnership’s business. BRELP GP LP will also receive incentive distributions based on the amount by which quarterly distributions on the limited partnership units of BRELP exceed specified target levels as set forth in the Amended and Restated Limited Partnership Agreement of BRELP. For a further explanation of the Base Management Fee and incentive distributions, see Item 6.A “Directors and Senior Management — Our Master Services Agreement — Management Fee” and Item 7.B “Related Party Transactions — Incentive Distributions”.
This relationship may give rise to conflicts of interest between us and our Unitholders, on the one hand, and Brookfield, on the other, as Brookfield’s interests may differ from the interests of Brookfield Renewable and our Unitholders. The Managing General Partner, the sole shareholder of which is an affiliate of Brookfield Corporation, has sole authority to determine whether we will make distributions, the amount of distributions on our Units and the timing of these distributions. The arrangements we have with Brookfield may create an incentive for Brookfield to take actions which would have the effect of increasing distributions on our LP units and fees payable to it, which may be to the detriment of Brookfield Renewable and our Unitholders. For example, because the Base Management Fee is calculated based on the Total Capitalization Value it may create an incentive for Brookfield to increase or maintain the Total Capitalization Value over the near-term when other actions may be more favorable to us or our Unitholders. Similarly, Brookfield may take actions to increase our distributions on our LP units in order to ensure Brookfield is paid incentive distributions in the near-term when other investments or actions may be more favorable to us or our Unitholders. Also, through the Brookfield Holders’s ownership of our LP units and the Redeemable/Exchangeable partnership units, they currently collectively have an effective economic interest in our business of approximately 47%, on a fully-exchanged basis (assuming the exchange of all of the outstanding Redeemable/Exchangeable Partnership units and BEPC exchangeable shares) and therefore may be motivated to increase distributions payable to our LP unitholders and thereby to the Brookfield Holders.
In addition, Brookfield may seek from time to time to transfer its LP units and BEPC exchangeable shares to subsidiaries of Brookfield Reinsurance, and subsidiaries of Brookfield Reinsurance may from time to time decide to participate in BEP or BEPC’s equity offerings. For example, in June 2023, a subsidiary of Brookfield Reinsurance participated in a private placement of LP units, and in September 2023, BRPI transferred certain BEPC exchangeable shares to a subsidiary of Brookfield Reinsurance. Any such offerings and transfers to Brookfield Reinsurance or its subsidiaries may change Brookfield’s interests and incentives as described above. Similarly, from time to time Brookfield Reinsurance and its related entities may provide non-recourse financing to subsidiaries of Brookfield Renewable. Such financing agreements may contain change of control restrictions that could impact our ability to exit investments in assets or portfolio companies. See Item 7.A “Major Shareholders”.
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

The amount of cash we can distribute to our Unitholders depends upon the amount of cash we receive from BRELP and, indirectly, the Holding Entities and the Operating Entities. The amount of cash BRELP, the Holding Entities and the Operating Entities generate will fluctuate from quarter to quarter and will depend upon, among other things, the weather in the jurisdictions in which they operate, the level of their operating costs and prevailing economic conditions. In addition, the actual amount of cash we will have available for distribution will also depend on other factors, such as: the level of costs related to litigation and regulatory compliance matters; the cost of acquisitions, if any; the ability of our renewable power assets to achieve long-term average generation; fluctuations in our working capital needs; rising interest rates and other factors which could increase our debt service requirements; our ability to borrow under our credit facilities; our ability to access capital markets; restrictions on distributions contained in our debt agreements; and the amount, if any, of cash reserves established by our Managing General Partner in its discretion for the proper conduct of our business. As a result of all these factors, we cannot guarantee that we will have sufficient available cash to pay a specific level of cash distributions to our Unitholders. Furthermore, our Unitholders should be aware that the amount of cash we have available for distribution depends primarily upon the cash flow of BRELP, the Holding Entities and the Operating Entities, and is not solely a function of profitability, which is affected by non-cash items. As a result, we may declare and/or pay cash distributions on our Units during periods when we record net losses.
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
Under the Amended and Restated Limited Partnership Agreement of BEP, BEP may issue additional partnership securities, including LP units, Preferred Units, securities exchangeable into LP units (including BEPC exchangeable shares) and options, rights, warrants and appreciation rights relating to partnership securities for any purpose and for such consideration and on such terms and conditions as the Managing General Partner may determine. The Managing General Partner’s board of directors will be able to determine the class, designations, preferences, rights, powers and duties of any additional partnership securities, including any rights to share in BEP’s profits, losses and distributions, any rights to receive partnership assets upon a dissolution or liquidation of BEP and any redemption, conversion and exchange rights. The Managing General Partner may use such authority to issue additional LP units, Preferred Units, or securities exchangeable into LP units, which could dilute holders of our LP units, or to issue securities with rights and privileges that are more favorable than those of our LP units or Preferred Units. The sale or issuance of LP units, Preferred Units or securities exchangeable into LP units, or the perception of such sales, issuances or exchanges, could depress the trading price of the LP units or Preferred Units and impair our ability to raise capital through the sale of additional LP units or Preferred Units. There are approximately 179,651,526 BEPC exchangeable shares outstanding, each of which may be exchanged for our LP units in accordance with their terms. We cannot predict the effect that future sales or issuances of LP units, Preferred Units or securities exchangeable into LP units, or the perception of such sales, issuances or exchanges, would have on the market price of the LP units or Preferred Units. Holders of Units do not have any preemptive right or any right to consent to or otherwise approve the issuance of any such securities or the terms on which any such securities may be issued.
The market price of our Units may be volatile.
The market price of our Units (and any securities exchangeable into our LP units, such as the BEPC exchangeable shares) may be highly volatile and could be subject to wide fluctuations. Some of the factors that could negatively affect the price of our Units include: general market and economic conditions, including disruptions, downgrades, credit events and perceived problems in the credit markets; actual or anticipated variations in our quarterly operating results or distributions on our LP units; changes in our investments or asset composition; write-downs or perceived credit or liquidity issues affecting our assets; market perception of BEP, our business and our assets; our level of indebtedness and/or adverse market reaction to any indebtedness we incur in the future; our ability to raise capital on favorable terms or at all; sales of LP units, Preferred Units or securities exchangeable for LP units (including BEPC exchangeable shares); loss of any major funding source; the termination of our Master Services Agreement or additions or departures of our or Brookfield’s key personnel; changes in market valuations of similar renewable power and/or sustainable solutions companies or renewable power and/or sustainable solutions markets generally; speculation in the press or investment community regarding us or Brookfield; and changes in

U.S. tax laws that make it impractical or impossible to continue to be taxable as a partnership for U.S. federal income tax purposes.
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
The Brookfield Renewable structure, including the structure of the Holding Entities and the Operating Entities, is based on prevailing taxation law and practice in the local jurisdictions in which Brookfield Renewable operates. These jurisdictions include, without limitation, Canada, the U.S., Brazil, the Republic of Ireland, the United

Kingdom, Colombia, India and China. Any change in tax legislation (including in relation to taxation rates) and practice in these jurisdictions or provinces, states or municipalities within them, could adversely affect these entities, as well as the net amount of distributions payable to LP unitholders. Taxes and other constraints that would apply to the Brookfield Renewable entities in such jurisdictions may not apply to local institutions or other parties, and such parties may therefore have a significantly lower effective cost of capital and a corresponding competitive advantage in pursuing such acquisitions.
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
For Canadian tax purposes, the general tax risks described above are equally relevant to Preferred Unitholders in respect of their Preferred Units.
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
U.S. Holders may face adverse U.S. tax consequences arising from the ownership of a direct or indirect interest in an entity classified as a passive foreign investment company (“PFIC”) for U.S. federal income tax purposes. Based on the organizational structure of BEP, as well as BEP’s expected income and assets, the Managing General Partner and the BRELP General Partner currently believe that a U.S. Holder is unlikely to be regarded as owning an interest in a PFIC solely by reason of owning LP units during the taxable year ending December 31, 2024. However, there can be no assurance that an existing BEP entity or a future entity in which BEP acquires an interest will not be classified as a PFIC with respect to a U.S. Holder, because PFIC status is a factual determination that depends on the assets and income of a given entity and must be made on an annual basis. In general, gain realized by a U.S. Holder from the sale of stock of a PFIC is subject to tax at ordinary income rates, and an interest charge generally applies. Alternatively, a U.S. Holder that makes certain elections with respect to a direct or indirect interest in a PFIC may be required to recognize taxable income prior to the receipt of cash relating to such income. The adverse consequences of owning an interest in a PFIC, as well as certain tax elections for mitigating these adverse consequences, are described in greater detail in Item 10.E “Taxation — Certain Material U.S. Federal Income Tax Considerations — Consequences to U.S. Holders — Passive Foreign Investment Companies”. Each U.S. Holder should consult its own tax adviser regarding the implication of the PFIC rules for an investment in LP units.
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
Provided that our Units are listed on a “designated stock exchange” (as defined in the Tax Act, which currently includes the NYSE and the TSX), our Units will be “qualified investments” under the Tax Act for a trust governed by a registered retirement savings plan (“RRSP”), deferred profit sharing plan, registered retirement income fund (“RRIF”), registered education savings plan (“RESP”), registered disability savings plan (“RDSP”), tax-free savings account (“TFSA”), and first home savings account (“FHSA”). However, there can be no assurance that our Units will continue to be listed on a “designated stock exchange”. There can also be no assurance that tax laws relating to “qualified investments” will not be changed. Taxes may be imposed in respect of the acquisition or holding of non-qualified investments by such registered plans and certain other taxpayers and with respect to the acquisition or holding of “prohibited investments” (as defined in the Tax Act) by an RRSP, RRIF, TFSA, FHSA, RDSP or RESP.
Notwithstanding the foregoing, an annuitant under an RRSP or RRIF, a holder of a TFSA, FHSA or RDSP, or a subscriber of an RESP, as the case may be, will be subject to a penalty if our Units held in an RRSP, RRIF, TFSA, FHSA, RDSP or RESP are “prohibited investments” (as defined in the Tax Act) for the RRSP, RRIF, TFSA, FHSA, RDSP, or RESP, as the case may be. Generally, our Units will not be a “prohibited investment” for a trust governed by an RRSP, RRIF, TFSA, FHSA, RDSP or RESP, provided that the annuitant under the RRSP or RRIF, the holder of the TFSA, FHSA or RDSP, or the subscriber of the RESP, as the case may be, deals at arm’s length with BEP for the purposes of the Tax Act, and does not have a “significant interest” (as defined in the Tax Act for purposes of the “prohibited investment” rules) in BEP. Unitholders who hold our Units in a RRSP, RRIF, TFSA, FHSA, RDSP, or RESP, should consult with their own tax advisors regarding the application of the foregoing “prohibited investment” rules having regard to their particular circumstances.
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
General Risk Factors
Government policies providing incentives that we may rely upon could change at any time.
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
From time to time, we underwrite and structure investments on the assumption that projects will be entitled to receive government incentives. The failure to obtain or the subsequent revocation of, incentives that we relied on in making investment decisions could adversely impact our ability to develop projects and generate revenues
Inflationary pressures could adversely impact our businesses.
Our operating businesses are impacted by heightened inflationary pressures. Higher inflation rates continued to drive tightening in monetary policies by major central banks in 2023, posing risks to economic growth ahead. Central banks in various countries may continue to raise interest rates in response to concerns about inflation, which, coupled with reduced government spending and volatility in financial markets, may have the effect of further increasing economic uncertainty and heightening these risks. Interest rate increases or other government actions taken to reduce inflation could also result in recessionary pressures in many parts of the world. Interest rate risk poses a significant market risk to us as a result of interest rate-sensitive assets and liabilities held by us and our operating businesses. Higher interest rates or elevated interest rates for a sustained period could also result in an economic slowdown. Economic contraction or further deceleration in the rate of growth in certain industries, sectors or geographies may contribute to poor financial results at our operating businesses. A significant portion of the upward pressure on prices has been attributed to the rising costs of labor, energy, food, motor vehicles and housing and continuing global supply-chain disruptions. Inflation increases may or may not be transitory and future inflation may be impacted by labor market constraints reducing, supply-chain disruptions easing and commodity prices moderating. While inflation-linked contracts (including PPAs) in our portfolio provide significant protection against inflationary pressures, any sustained upward trajectory in the inflation rate may still have an impact on our business and our investors, and could impact our ability to source suitable investment opportunities, match or exceed prior investment strategy performance and secure attractive debt financing, all of which could adversely impact our operating businesses and our growth and capital recycling initiatives.
There are general industry risks associated with the power markets in which we operate.
We currently operate in power markets in North America, South America, Europe and Asia, each of which is affected by competition, price, supply of and demand for power, the location of import/export transmission lines and overall political, economic and social conditions and policies. Our renewable power operations are also largely concentrated in a relatively small number of countries, and accordingly are exposed to country-specific risks (such as weather conditions, local economic conditions or political/regulatory environments) that could disproportionately affect us. A general and extended decline in the North American, South American, European or Asian economies, or in the economies of the specific countries in which we operate, or sustained conservation efforts to reduce electricity consumption, could have the effect of reducing demand for electricity and could thereby have an adverse effect on our business, financial condition, results of operations and cash flows.
Our operations are exposed to health, safety, security and environmental risks.
The ownership, construction and operation of our assets carry an inherent risk of liability related to health, safety, security and the environment, including the risk of government imposed orders to remedy unsafe conditions and/or to remediate or otherwise address environmental contamination or damage. We could also be exposed to potential penalties for contravention of health, safety, security and environmental laws and potential civil liability. In the ordinary course of business we incur capital and operating expenditures to comply with health, safety, security and environmental laws, to obtain and comply with licenses, permits and other approvals and to assess and manage related risks. The cost of compliance with these laws (and any future laws or amendments enacted) may increase over time and result in additional material expenditures. We may become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to health, safety, security and environmental matters as a result of which our operations may be limited or suspended. The occurrence of any of these events or any changes, additions to or more rigorous enforcement of health, safety, security and environmental laws could have an adverse impact on operations and result in additional material expenditures. Additional environmental, health and safety issues relating to presently known or unknown matters may require unanticipated expenditures, or result in fines, penalties or other consequences (including changes to operations) that may be adverse to our business and results of operations.
We may be exposed to force majeure events.
The occurrence of a significant event that disrupts the operation of our assets for an extended period, including events which preclude renewable power customers from purchasing electricity, could have an adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow. Force majeure events affecting our assets could result in damage to the environment or harm to third parties or the public, which could expose us to significant liability. Similarly, force majeure events could impact our contract counterparties, preventing them from performing under their contracts, which could in turn cause delays to project construction schedules or result in our operating projects being unable to perform as expected, all of which could have an adverse effect on our operating performance and cash flows. Our assets could be exposed to severe weather conditions, natural disasters, epidemics and potentially catastrophic events. An assault or an act of malicious destruction, cyber-attacks, sabotage or terrorism committed on our assets could also disrupt our ability to operate our assets, including the ability of our renewable power assets to generate or sell power. In certain cases, there is the potential that some events may not excuse Brookfield Renewable from performing its obligations pursuant to agreements with third parties and therefore may expose Brookfield Renewable to liability. Depending on the event in question, no insurance or contractual protections may be available to compensate us for damages we may suffer as a result of such events. In addition, certain of our assets are located in remote areas which may make access for repair of damage difficult.
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
Federal, state and foreign anti-corruption and trade sanctions laws and restrictions on foreign direct investment applicable to us and our operating businesses create the potential for significant liabilities and penalties, the inability to complete transactions, imposition of significant costs and burdens, and reputational harm.
We may suffer a significant loss resulting from fraud, bribery, corruption, other illegal acts, inadequate or failed internal processes or systems, or from external events, such as security threats affecting our ability to operate. We operate in multiple jurisdictions and it is possible that our operations will expand into new jurisdictions. Doing business in multiple jurisdictions requires Brookfield Renewable to comply with the laws and regulations of the U.S. government as well as those of various non-U.S. jurisdictions, and the number of jurisdictions in which we are operating has grown in recent years. These laws and regulations may apply to Brookfield Renewable, our Service

Provider, our subsidiaries, individual directors, officers, employees and third-party agents. In particular, our non-U.S. operations are subject to U.S. and foreign anti-corruption laws and regulations, such as the Foreign Corrupt Practices Act of 1977, as amended (“FCPA”) and similar laws in non-U.S. jurisdictions, such as the U.K. Bribery Act 2010 and the Canadian Corruption of Foreign Public Officials Act. This global focus on anti-bribery and corruption enforcement may also lead to more investigations, both formal and informal, in this area, the results of which cannot be predicted. The FCPA prohibits bribery of non-U.S. officials, candidates for office and political parties, and requires U.S. companies to keep books and records that accurately reflect those companies’ transactions. Similar laws in non-U.S. jurisdictions, such as the U.K. Bribery Act 2010 and the Canadian Corruption of Foreign Public Officials Act, as well as other applicable anti-bribery, anti-corruption or related laws in the United States and abroad, may also impose stricter or more onerous requirements than the FCPA, and implementing them may disrupt our business or cause us to incur significantly more costs to comply with those laws. Brookfield Renewable and its officers, directors, employees and third-party agents regularly deal with government bodies and government owned and controlled businesses, the employees and representatives of which may be considered foreign officials for purposes of the FCPA. Also, as we make acquisitions, we may expose ourselves to FCPA or other corruption related risks if our due diligence processes are unable to uncover or detect violations of applicable anti-corruption laws.
Instances of bribery, fraud, accounting irregularities and other improper, illegal or corrupt practices can be difficult to detect, in particular when conducting due diligence in connection with acquisitions, and fraud and other deceptive practices can be widespread in certain jurisdictions. We invest in emerging market countries that may not have established stringent anti-bribery and corruption laws and regulations, where existing laws and regulations may not be consistently enforced, or that are perceived to have materially higher levels of corruption according to international rating standards. Due diligence on investment opportunities in these jurisdictions is frequently more challenging because consistent and uniform commercial practices in such locations may not have developed or do not meet international standards. Bribery, fraud, accounting irregularities and corrupt practices can be especially difficult to detect in such locations. When acquiring assets in distress, the quality of financial information of the target may also make it difficult to identify irregularities.
We rely on our infrastructure, controls, systems and personnel, as well as central groups focusing on enterprise-wide management of specific operational risks such as fraud, trading, outsourcing and business disruption, to manage the risk of illegal and corrupt acts or failed systems. We also rely on our employees and certain third parties to comply with our policies and processes as well as applicable laws. Specific programs, policies, standards, methodologies and training have been developed to support the management of these risks and, as we expand into new markets and make new investments, and as we have increased our focus on development activities, we update and implement our programs, policies, standards, methodologies and training to address the risks that we perceive. The infrastructure, controls, systems and personnel we rely on, and the policies and procedures we have implemented to protect against non-compliance with anti-bribery and corruption legislation may be inadequate. If we fail to comply with such laws and regulations, we could be exposed to claims for damages, financial penalties, incarceration of our employees, reputational harm, restrictions on our operations and other liabilities, which could negatively affect our operating results and financial condition. In addition, we may be subject to successor liability for violations under these laws or other acts of bribery committed by our operating businesses. The failure to adequately identify or manage these risks could result in direct or indirect financial loss, regulatory censure and/or harm to the reputation of Brookfield Renewable. The acquisition of businesses with weak internal controls to manage the risk of illegal or corrupt acts may create additional risk of financial loss, regulatory censure and/or harm to the reputation of Brookfield Renewable. In addition, programs, policies, standards, methodologies and training, no matter how well designed, do not provide absolute assurance of effectiveness.
We are also subject to laws and regulations governing trade and economic sanctions. The Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”), the U.S. Department of Commerce and the U.S. Department of State administer and enforce various trade control laws and regulations, including economic and trade sanctions based on U.S. foreign policy and national security goals against targeted foreign states, organizations and individuals. These laws and regulations implicate a number of aspects of our business, including servicing existing fund investors, finding new fund investors, and sourcing new investments, as well as activities by the portfolio companies in our investment portfolio or other controlled investments. Some of these regulations provide that penalties can be imposed on us for the conduct of a portfolio company, even if we have not ourselves violated any regulation. Similar laws in non-U.S. jurisdictions, such as the Special Economic Measures Act (Canada) and EU sanctions, may also impose restrictions or requirements on us or our operating businesses. Applicable laws of various jurisdictions may contain conflicting provisions, making our compliance more difficult. For example, Canada has adopted measures, such as the Canadian Foreign Extraterritorial Measures Act, that could restrict certain persons and entities subject to Canadian jurisdiction from complying with extra-territorial sanctions imposed by other jurisdictions, such as the U.S.
In addition, the U.S. and many non-U.S. countries have laws designed to protect national security or to restrict foreign direct investment. For example, under the U.S. Foreign Investment Risk Review Modernization Act (“FIRRMA”), the Committee on Foreign Investment in the United States (“CFIUS”) has the authority to review, block or impose conditions on investments by non-U.S. persons in U.S. companies or real estate assets deemed critical or sensitive to the United States. Many non-U.S. jurisdictions have similar laws. For example, the EU has adopted an EU-wide mechanism to screen foreign investment on national security grounds and most EU member states now have a foreign investment screening mechanism in place or has initiated a consultative or legislative process expected to result in the adoption of a new mechanism or amendments to an existing mechanism, adopted a regulation aimed at regulation of foreign subsidies that could distort the internal EU market. Beginning in February 2022, the United States and other countries began imposing meaningful sanctions targeting Russia as a result of actions taken by Russia in Ukraine. We and our portfolio companies are required to comply with these and potentially additional sanctions imposed by the United States and by other countries, for which the full costs, burdens, and limitations on our and our operating businesses and prospects are currently unknown and may become significant.
Under these laws, governments have the authority to impose a variety of actions, including requirements for the advance screening or notification of certain transactions, blocking or imposing conditions on certain transactions, limiting the size of foreign equity investments or control by foreign investors, and restricting the employment of foreigners as key personnel. These actions could limit our ability to find suitable investments, cause delays in consummating transactions, result in the abandonment of transactions, and impose burdensome operational requirements on our portfolio companies. These laws may make it difficult for us to identify suitable buyers for our investments that we want to exit and could constrain the universe of exit opportunities generally. Complying with these laws imposes potentially significant costs and complex additional burdens, and any failure by us or our portfolio companies to comply with them could expose us significant penalties, sanctions, loss of future investment opportunities, additional regulatory scrutiny, and reputational harm.
Our operations are highly regulated and may be exposed to increased regulation which could result in additional costs to Brookfield Renewable.
Most of our assets are subject to extensive regulation by various government agencies and regulatory bodies in different countries at the federal, regional, state, provincial and local level. As legal requirements frequently change and are subject to interpretation and discretion, we may be unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. Any new law, rule or regulation could require additional expenditure to achieve or maintain compliance or could adversely impact our ability to operate our assets, including our ability to generate and deliver energy. Also, operations that are not currently regulated may become subject to regulation which could result in additional cost to our business. Further, changes in wholesale market structures or rules, such as generation curtailment requirements or limitations to access the power grid with respect to our renewable power assets, could have an adverse effect on our ability to generate revenues from our facilities. For example, in North America, many of our renewable power assets are subject to the operating and market-setting rules determined by independent system operators. These independent system operators could introduce rules that adversely impact our operations. With an increasing global focus and public sensitivity to environmental sustainability and environmental regulation becoming more stringent, we could also be subject to increasing environmental related responsibilities and more onerous permitting requirements. These changes may result in increased costs to our operations.
In addition, we are exposed, through Westinghouse, to complex new legal and regulatory regimes in respect of nuclear technology, including those administered by the U.S. Nuclear Regulatory Commission (the “NRC”), the U.S. Department of Energy and pursuant to state and foreign laws. The NRC and other regulators have granted licenses to certain of Westinghouse’s facilities which are necessary for the ongoing operations of such facilities. The NRC has the authority to issue notices of violation for violations of the Atomic Energy Act of 1954, the NRC regulations and conditions of licenses, certificates of compliance, or orders. The NRC also has the authority to impose civil penalties or additional requirements and to order cessation of operations for such violations. Penalties under the NRC regulations could include substantial fines, imposition of additional requirements or withdrawal or suspension of licenses or certificates. Any penalties imposed could have an adverse effect on Westinghouse’s nuclear technology services operations’ business, financial condition, and results of operations. The NRC also has the authority to issue new regulatory requirements or to change existing requirements. Changes to the regulatory requirements could also adversely affect Westinghouse’s business, financial condition, and results of operations. Westinghouse’s operations are also subject to U.S. Department of Energy regulations and contractual requirements, and certain of its facilities are regulated by various state laws. State or federal agencies may have the authority to impose civil penalties and additional requirements which could adversely affect Westinghouse’s business, financial condition, and results of operations. Changes in U.S. or foreign government policies and priorities can impact Westinghouse’s operations and the nuclear power industry in general. These include changes in interpretations of regulatory requirements, increased inspection or enforcement activities, changes in budgetary priorities, changes in tax laws and regulations and other actions. Any such changes could also adversely affect Westinghouse’s business, financial condition, and results of operations.
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
New regulatory initiatives related to sustainability, ESG and/or changing market perception of our businesses could adversely impact our business.
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
The Investment Company Act (and similar legislation in other jurisdictions) provides certain protections to investors and imposes certain restrictions on companies that are required to be regulated as investment companies. Among other things, such rules limit or prohibit transactions with affiliates, impose limitations on the issuance of debt and equity securities and impose certain governance requirements. We have not been and do not intend to become regulated as an investment company and we intend to conduct our activities so we will not be deemed to be an investment company under the Investment Company Act (and similar legislation in other jurisdictions). In order to ensure that we are not deemed to be an investment company, we may be required to materially restrict or limit the scope of our operations or plans. We will be limited in the types of acquisitions that we may make, and we may need to modify our organizational structure or dispose of assets which we would not otherwise dispose of. Moreover, if anything were to happen which would cause us to be deemed an investment company under the Investment Company Act, it would be impractical for us to operate as contemplated. Agreements and arrangements between and among Brookfield Renewable and Brookfield would be impaired, the type and number of acquisitions that we would be able to make as a principal would be limited and our business, financial condition and results of operations would be adversely affected. Accordingly, we would be required to take extraordinary steps to address the situation, such as the amendment or termination of the Master Services Agreement, the restructuring of Brookfield Renewable and our operating subsidiaries, the amendment of our governing documents or the dissolution of BEP, any of which could materially adversely affect the value of our securities.
Our failure to maintain effective internal controls could have a material adverse effect on our business and the price of our Units.
As a public partnership in the United States and Canada, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act of 2002 (the “Sarbanes-Oxley Act”), stock exchange rules promulgated in response to the Sarbanes-Oxley Act and corresponding securities legislation in Canada. A number of our current operating subsidiaries are and potential future acquisitions will be private companies and their systems of internal controls over financial reporting may be less developed as compared to public company requirements. Any failure to maintain adequate internal controls over financial reporting or to implement required, new or improved controls, or difficulties encountered in their implementation, could cause material weaknesses or significant deficiencies in our internal controls over financial reporting and could result in errors or misstatements in our consolidated financial statements that could be material. If we or our independent registered public accounting firm were to conclude that our internal controls over financial reporting were not effective, investors could lose confidence in our reported financial information and the price of our Units could decline. Our failure to achieve and maintain effective internal controls could have a material adverse effect on our business, our ability to access capital markets and investors’ perception of Brookfield Renewable. In addition, material weaknesses in our internal controls could require significant expense and management time to remediate.

ITEM 4.    INFORMATION ON THE COMPANY
4.A    HISTORY AND DEVELOPMENT OF THE COMPANY
Overview
Brookfield Renewable owns one of the world’s largest, publicly traded, renewable power and transition platforms. We invest in renewable power and sustainable solutions assets directly, as well as with institutional partners, joint venture partners and through other arrangements. Across our business, we leverage our extensive operating experience to maintain and enhance the value of assets, grow cash flows on an annual basis and cultivate positive relations with local stakeholders. Our portfolio includes assets for which we have access to a priority growth pipeline that if funded would provide us the opportunity to own a near-majority share of the business. Our global diversified portfolio of renewable power assets, which makes up over 97% of our business, has approximately 31,800 MW of operating capacity and annualized LTA generation of approximately 93,000 GWh and a development pipeline of approximately 155,400 MW.
We also have investments in our sustainable solution portfolio comprised of assets and businesses that enable the transition to net-zero through established but emerging technologies that require capital to scale, and in businesses where we believe we can leverage our access to capital and partnerships to accelerate growth. This portfolio includes our investment in Westinghouse (a leading global nuclear services business) as well as investments in an operating portfolio of 57 TMTPA of CCS, 3 million MMBtu of annual agricultural RNG operating production capacity annually and over 1 million tons of recycled materials annually. Our sustainable solutions development pipeline includes opportunities to invest in additional projects with 14 MMTPA of CCS, 1.6 million tons of recycled materials, roughly 3.5 million MMBtu of annual RNG production capacity, a solar manufacturing facility capable of producing 5,000 MW of panels annually and a 1 million tons per annum green ammonia facility powered entirely by renewable energy.
Our objective is to pay distributions that are sustainable on a long-term basis while retaining sufficient liquidity for recurring growth capital expenditures and general purposes. This is the basis for our long-term target payout ratio of approximately 70% of Funds From Operations. We target an annual distribution growth rate of 5% to 9% that is forecast to be fully funded by organic growth initiatives and the operating levers embedded in the portfolio today, including the potential commercialization of our development pipeline at premium returns, margin expansion through revenue growth and cost reduction initiatives, and inflation escalations embedded in our contracts. Approximately 90% of our 2024 proportionate generation is contracted with a weighted-average remaining duration of 13 years (on a proportionate basis) with creditworthy counterparties, including Brookfield.
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
History and Development of Our Business
BEP is a Bermuda exempted limited partnership that was established on June 27, 2011 under the provisions of the Bermuda Partnership Acts. Our registered and head office is located at 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda, our website is https://bep.brookfield.com and our telephone number is +441-294-3304. BEP was established to serve as the primary vehicle through which Brookfield acquires renewable power assets on a global basis, subject to certain exceptions. As of the date of this Form 20-F, the Brookfield Holders, collectively, have an effective economic interest in our business of approximately 47% on a fully-exchanged basis (assuming the exchange of all of the outstanding Redeemable/Exchangeable partnership units and BEPC exchangeable shares).
We are subject to the informational requirements of the Exchange Act. In accordance with these requirements, we file reports and other information as a foreign private issuer with the SEC. The SEC maintains an Internet site that contains reports, proxy and information statements and other information relating to our partnership. The site is located at http://www.sec.gov. Similar information can also be found on our website at https://bep.brookfield.com. Copies of documents that have been filed with the Canadian securities authorities can be obtained at www.sedarplus.ca. The information found on, or accessible through our website does not form part of this Form 20-F. See also Item 10.H “Documents on Display”.
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
The BEPC exchangeable shares and class B shares control 25% and 75%, respectively, of the aggregate voting rights of the shares of BEPC. As of the date of this Form 20-F, the Brookfield Holders collectively hold approximately 25% of the BEPC exchangeable shares and the partnership owns all of BEPC's class B shares and class C shares. Through their ownership of BEPC exchangeable shares and BEPC’s class B shares, the Brookfield Holders and the partnership collectively hold an approximate 81.2% voting interest in BEPC.
The BEPC exchangeable shares are currently trading on the TSX and NYSE under the symbol “BEPC”.
Recent Developments
The following is a summary of developments in our business since January 1, 2023.
Construction and Development
During the year ended December 31, 2023, we achieved commercial operation of the following renewable power assets (all figures approximate):
•In the first quarter of 2023, Brookfield Renewable, together with institutional partners, achieved commercial operation of €27 million ($29 million), 44 MW of utility solar facilities in Germany. Brookfield Renewable holds a 20% interest.
•In the second quarter of 2023, Brookfield Renewable, together with institutional partners, achieved commercial operation of our $8 million, 8 MW battery storage facility in the United States. Brookfield Renewable holds a 50% interest.
•In the first half of 2023, Brookfield Renewable, together with institutional partners, achieved commercial operation of our R$1,053 million ($209 million), 300 MW utility solar facility in Brazil. Brookfield Renewable holds a 25% interest.
•In the third quarter of 2023, Brookfield Renewable, together with institutional partners, achieved commercial operation of our $309 million, 200 MW wind facility in the United States. Brookfield Renewable holds a 20% interest.
•In the fourth quarter of 2023, Brookfield Renewable, together with institutional partners, achieved commercial operation of our R$1,736 million ($345 million), 248 MW wind facility in Brazil. Brookfield Renewable holds a 25% interest.
•In the fourth quarter of 2023, Brookfield Renewable, together with institutional partners, achieved commercial operation of our C$62 million ($47 million), 42 MW utility solar facility in Canada. Brookfield Renewable holds a 20% interest.

•In the fourth quarter of 2023, Brookfield Renewable, together with institutional partners, achieved commercial operation of our INR 11,082 million ($133 million), 268 MW utility solar facility in India. Brookfield Renewable holds a 20% interest.
•In the fourth quarter of 2023, Brookfield Renewable, together with institutional partners, achieved commercial operation of our COP 163 billion ($38 million), 40 MW utility solar facility in Colombia. Brookfield Renewable holds a 23% interest.
•In the fourth quarter of 2023, Brookfield Renewable, together with institutional partners, achieved commercial operation of our $142 million, 82 MW utility solar facility in the United States. Brookfield Renewable holds a 20% interest.
•In the fourth quarter of 2023, Brookfield Renewable, together with institutional partners, achieved commercial operation of our £89 million ($113 million), 67 MW wind facility in the United Kingdom. Brookfield Renewable is expected to hold a 20% interest.
•In the fourth quarter of 2023, Brookfield Renewable, together with institutional partners, achieved commercial operation of our CNY 3,101 million ($434 million), 313 MW utility wind portfolio in China. Brookfield Renewable holds a 20% interest in the portfolio.
•During 2023, Brookfield Renewable, together with institutional partners achieved commercial operation of INR 33,984 million ($411 million), 711 MW of onshore wind, utility solar and rooftop solar facilities in India. Brookfield Renewable holds a 7% interest.
•During 2023, Brookfield Renewable, achieved commercial operation of our $132 million, 52 MW utility wind repowering project and battery storage facilities in the United States. Brookfield Renewable holds a 100% interest.
•During 2023, Brookfield Renewable, together with institutional partners, achieved commercial operation of our $35 million, 173 MW utility solar repowering project in the United States. Brookfield Renewable holds a 58% interest.
•During 2023, Brookfield Renewable, together with institutional partners, achieved commercial operation of $396 million, 327 MW of utility wind and solar facilities in the United States. Brookfield Renewable expects to hold an approximate 28% interest.
•During 2023, Brookfield Renewable, together with institutional partners, achieved commercial operation of our CNY 1,691 million ($237 million), 181 MW utility wind portfolio in China. Brookfield Renewable holds a 25% interest in the portfolio.
•During 2023, Brookfield Renewable together with institutional partners achieved commercial operation of 237 MW of distributed generation solar projects across the United States and Latin America. Brookfield Renewable holds a 17% to 25% interest in these projects.
•We, together with our institutional partners, have made investments where we hold a minority interest or where we have access to a priority growth pipeline that, if funded, would provide us the opportunity to own a near-majority share of the business. During 2023, such businesses achieved commercial operation of 1,219 MW of onshore wind, utility solar, distributed generation solar and battery storage facilities.
We, together with our institutional partners, continue to progress our advanced stage development projects, including the following:
•11,822 MW of onshore wind, utility solar, distributed generation solar and battery storage in North America with commercial operation of projects in the region expected to be achieved over the next five years.
•4,423 MW of onshore wind, offshore wind, utility solar, distributed generation solar and battery storage in Europe with commercial operation of projects in the region expected to be achieved over the next five years.

•5,802 MW of onshore wind, utility solar, distributed generation solar and battery storage in Asia-Pacific with commercial operation of projects in the region expected to be achieved over the next three years.
•1,765 MW of hydroelectric, onshore wind, utility solar and distributed generation solar in South America with commercial operation of projects in the region expected to be achieved over the next five years.
Acquisitions
We signed or closed the following acquisitions (all figures approximate):
•In March 2023, Brookfield Renewable, together with institutional partners, committed to invest up to $1 billion ($200 million net to Brookfield Renewable) in a leading renewable development platform in India with 4,000 MW of operating assets and a 7,400 MW development pipeline, through a structured U.S. dollar financing solution in the form of convertible securities. We, together with institutional partners, made an initial investment of $400 million ($80 million net to Brookfield Renewable) with the option to invest up to $600 million ($120 million net to Brookfield Renewable) in additional convertible securities to finance the company’s renewable development pipeline, as well as investing in solar panel and green ammonia production.
•In April 2023, Brookfield Renewable, together with institutional partners, agreed to invest up to $360 million (up to $72 million net to Brookfield Renewable) to acquire a 55% stake in a leading commercial and industrial renewable platform based in India with 4,500 MW of operating and development projects.
•In May 2023, Brookfield Renewable, together with institutional partners, acquired a 90% interest in a distributed generation platform with approximately 730 MW of development pipeline in Brazil for $4 million (approximately $1 million net to Brookfield Renewable), with an opportunity to invest up to an additional $144 million and increase participation to 92%. Brookfield Renewable holds an approximately 20% interest
•In September 2023, Brookfield Renewable, together with its institutional partners, committed to invest up to $845 million (up to $170 million net to Brookfield Renewable) into a joint venture with a leading Indian renewable energy company to create a development platform in India consisting of 1.2 GW of late-stage wind-solar hybrid projects, 1.4 GW mid-stage wind-solar hybrid energy parks, and 3.5 GW early stage renewable energy projects.
•In October 2023, Brookfield Renewable, together with institutional partners, acquired the remaining 50% interest in X-Elio for total consideration of $893 million ($76 million net to Brookfield Renewable for approximately 4.2% interest). X-Elio’s diversified portfolio includes 1,200 MW of operating and under construction assets, 1,500 MW of late-stage development projects and a 12,000 MW development pipeline.
•In October 2023, Brookfield Renewable, together with institutional partners, acquired a fully integrated developer and operator of renewable power assets in the United States with 5,900 MW of operating and under construction assets, with a 6,100 MW development pipeline for $1.08 billion (approximately $308 million net to Brookfield Renewable). Brookfield Renewable is expected to hold an approximate 28% interest.
•In November 2023, Brookfield Renewable, together with institutional partners, and in partnership with Cameco, acquired one of the world’s largest nuclear services businesses, from our affiliate Brookfield Business Partners L.P. and its institutional partners, for $4.37 billion ($442 million net to Brookfield Renewable). We, together with institutional partners, own an aggregate 51% interest (10% net to Brookfield Renewable) with Cameco owning 49%.
•In December 2023, Brookfield Renewable, together with its institutional partners, acquired a leading independent UK renewables developer with 260 MW onshore wind assets, 800 MW near-term development and another 3 GW of later stage projects, for $625 million ($296 million net to Brookfield Renewable). Brookfield Renewable is expected to hold a 20% interest.

•In addition to the above, during the course of 2023, Brookfield Renewable, together with institutional partners, acquired or agreed to acquire, an aggregate 1,668 MW of wind, utility scale solar, distributed energy, and battery storage projects across its portfolio, of which 108 MW were operating and 1,560 MW were in the development phase. These projects were acquired for $364 million ($85 million net to Brookfield Renewable) and are located in our core geographies. Brookfield Renewable will typically hold a 20% - 25% interest in each project.
Asset Sales
We signed or closed the following dispositions (all figures approximate):
•In March 2023, our institutional partners completed the sale of a 50% interest in a 378 MW hydroelectric portfolio in the United States. Brookfield Renewable continues to retain its 22% interest in the investment and accordingly did not receive proceeds from the sale.
•In May 2023, Brookfield Renewable, together with its institutional partners, completed the sale of wind assets in the U.S. for proceeds of $217 million ($14 million net to Brookfield Renewable).
•In September 2023, Brookfield Renewable, together with its institutional partners, completed the sale of a 95 MW portfolio of wind assets in Uruguay for proceeds of $112 million ($65 million net to Brookfield Renewable).
•In September 2023, Brookfield Renewable, together with its institutional partners, completed the sale of a 26 MW solar asset in Uruguay for proceeds of $41 million ($13 million net to Brookfield Renewable).
•In December 2023, Brookfield Renewable, together with its institutional partners, completed the sale of a 150 MW portfolio of solar assets in Spain for proceeds of $92 million ($16 million net to Brookfield Renewable).
Other Transactions
In February 2023, Brookfield Renewable, together with institutional partners, invested $86 million ($17 million net to Brookfield Renewable) to acquire a 4% interest in a sustainable agricultural solutions company in India.
Project Financings
In Q1 2023, Brookfield Renewable completed the following non-recourse financings:
•$100 million associated with certain of our U.S. distributed generation assets.
•CNY 971 million ($141 million) associated with certain of our Chinese wind assets.
•CNY 200 million ($29 million) associated with certain of our Chinese wind assets.
•CNY 70 million ($10 million) associated with certain of our Chinese wind assets.
•CNY 97 million ($14 million) associated with certain of our Chinese wind assets.
In Q2 2023, Brookfield Renewable completed the following non-recourse financings:
•INR 10 billion ($123 million) associated with certain of our Indian solar assets.
•BRL 450 million ($93 million) associated with certain of our Brazilian wind assets.
•C$30 million ($22 million) associated with certain of our Canadian hydroelectric assets.
•$45 million associated with certain of our U.S. solar assets.
•$311 million associated with certain of our U.S. wind assets.
In Q3 2023, Brookfield Renewable completed the following no-recourse financings:
•BRL 300 million ($60 million) associated with certain of our Brazilian wind assets.
•C$34 million ($23 million) associated with certain of our Canadian solar assets.
•$175 million associated with certain of our U.S. wind assets.

•CNY 273 million ($37 million) associated with certain of our Chinese wind assets.
•COP 687 billion ($169 million) associated with certain of our Colombian hydro assets.
In Q4 2023, Brookfield Renewable completed the following non-recourse financings:
•CNY 1,500 million ($203 million) associated with certain of our Chinese wind assets.
•CNY 298 million ($42 million) associated with certain of our Chinese wind assets.
•INR 7.4 billion ($90 million) associated with certain of our Indian solar assets.
•BRL 800 million ($164 million) associated with certain of our Brazilian hydro assets.
•$80 million associated with certain of our U.S. hydro assets.
•$125 million associated with certain of our U.S. hydro assets.
•$52 million associated with certain of our U.S. wind assets.
•$140 million associated with certain of our U.S. wind assets.
•$25 million associated with certain of our U.S. wind assets.
•$39 million associated with certain of our U.S. distributed generation assets.
•$61 million associated with certain of our U.S. distributed generation assets.
•$200 million associated with certain of our U.S. assets.
•$600 million associated with certain of our U.S. assets.
•COP 100 billion ($25 million) associated with certain of our Colombian hydro assets.
Corporate Financings
In March 2023, Brookfield Renewable issued C$400 million of Series 16 medium-term notes (green bonds) at a fixed rate of 5.292%. The Series 16 medium-term notes are fully and unconditionally guaranteed by BEP and certain of its subsidiaries.
In June 2023, BEP issued 8,200,000 LP units at a price of $30.35 per LP unit, and BEPC issued 7,430,000 BEPC exchangeable shares at a price of $33.80 per share for aggregate gross proceeds of approximately $500 million. Concurrently, a subsidiary of Brookfield Reinsurance agreed to purchase 5,148,270 LP units at a price of $30.35 per unit (net of underwriting commissions) for total gross proceeds of approximately $150 million. The total aggregate gross proceeds were approximately $650 million.
In January 2024, Brookfield Renewable issued C$400 million of Series 17 medium-term notes (green bonds) at a fixed rate of 5.318%. The Series 17 medium-term notes are fully and unconditionally guaranteed by BEP and certain of its subsidiaries.
Other
In December 2023, the TSX accepted a notice of BRP Equity’s intention to renew its normal course issuer bid, which permits BRP Equity to repurchase up to 10% of the total public float (calculated on December 6, 2023) of each series of its issued and outstanding Class A Preference Shares for a one-year period. Also, in December 2023, the TSX accepted a notice of BEP's intention to renew its normal course issuer bid for its Preferred Units, which permits BEP to repurchase up to 10% of the public float (calculated on December 6, 2023) of each series of its issued and outstanding Preferred Units for a one-year period.
In December 2023, the TSX accepted a notice of BEP’s intention to renew its normal course issuer bid, which permits BEP to repurchase up to 14,361,497 of its issued and outstanding LP units for a one-year period. Also in December 2023, the TSX accepted a notice of BEPC’s intention to renew its normal course issuer bid for the BEPC exchangeable shares, which permits BEPC to repurchase up to 8,982,586 of its issued and outstanding BEPC exchangeable shares for a one-year period.

Capital Expenditures
Our principal capital expenditures relate to the construction and maintenance of our renewable power generation fleet. The table below summarizes the amounts invested in capital expenditures for the periods presented.

US$ Millions	For the year ended December 31,
	2023	2022	2021
	2,809	2,190	1,967
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
Our global diversified portfolio of renewable power assets, which makes up over 97% of our business, has approximately 31,800 MW of operating capacity and annualized LTA generation of approximately 93,000 GWh and a development pipeline of approximately 155,400 MW.
The table below outlines our renewable power portfolio as at December 31, 2023:

	River Systems	Facilities	Capacity (MW)	LTA(1) (GWh)	Storage Capacity (GWh)
Hydroelectric
North America
United States(2)	30	139	2,921	11,963	2,559
Canada	19	33	1,361	5,178	1,261
	49	172	4,282	17,141	3,820
Colombia(3)	11	22	3,053	16,143	3,703
Brazil	27	43	940	4,811	—
	87	237	8,275	38,095	7,523
Wind(4)
North America	—	55	6,830	21,872	—
Europe	—	56	1,432	4,814	—
Brazil	—	34	809	3,539	—
Asia	—	27	1,874	5,534	—
	—	172	10,945	35,759	—
Utility-scale solar(5)	—	211	7,073	15,211	—
Distributed energy & storage(6)(7)	2	6,408	5,129	2,989	5,220
Total renewable power	89	7,028	31,422	92,054	12,743
(1)LTA is calculated based on our portfolio as at December 31, 2023, reflecting all facilities on a consolidated and an annualized basis from the beginning of the year, regardless of the acquisition, disposition or commercial operation date. See Item 5.A “Part 9 – Presentation to Stakeholders and Performance Measurement” for an explanation on our methodology in computing LTA and why we do not consider LTA for our pumped storage and certain of our other facilities.
(2)Includes three battery storage facilities in North America (36 MW).
(3)Includes two wind plants (32 MW) and five solar plants (100 MW) in Colombia.
(4)Excludes 303 MW of wind capacity with an LTA of 719 GWh included in our sustainable solutions segment.
(5)Excludes 118 MW of solar capacity with an LTA of 247 GWh included in our sustainable solutions segment.
(6)Includes a battery storage facility in North America (10 MW).
(7)Includes nine fuel cell facilities in North America (10 MW) and pumped storage in North America (633 MW) and Europe (2,088 MW).

The following table presents the annualized long-term average generation of our renewable power portfolio as at December 31, 2023 on a consolidated and quarterly basis:

GENERATION (GWh)(1)	Q1	Q2	Q3	Q4	Total
Hydroelectric
North America
United States	3,402	3,469	2,171	2,921	11,963
Canada	1,235	1,489	1,236	1,218	5,178
	4,637	4,958	3,407	4,139	17,141
Colombia(2)	3,697	4,048	3,944	4,454	16,143
Brazil	1,183	1,198	1,214	1,216	4,811
	9,517	10,204	8,565	9,809	38,095

Wind	9,191	9,162	8,088	9,319	35,760

Utility-scale solar	3,239	4,348	4,502	3,123	15,212

Distributed energy & storage	646	888	856	599	2,989
Total	22,593	24,602	22,011	22,850	92,056
(1)LTA is calculated based on our portfolio as at December 31, 2023, reflecting all facilities on an annualized basis from the beginning of the year, regardless of the acquisition, disposition or commercial operation date. See Item 5.A “Part 9 – Presentation to Stakeholders and Performance Measurement” for an explanation on our methodology in computing LTA and why we do not consider LTA for our pumped storage and certain of our other facilities.
(2)Includes two wind plants (174 GWh) and five solar plants (248 GWh) in Colombia.

The following table presents the annualized long-term average generation of our renewable power portfolio as at December 31, 2023 on a proportionate and quarterly basis:

GENERATION (GWh)(1)	Q1	Q2	Q3	Q4	Total
Hydroelectric
North America
United States	2,224	2,359	1,466	1,950	7,999
Canada	1,010	1,210	980	959	4,159
	3,234	3,569	2,446	2,909	12,158
Colombia(2)	843	922	900	1,016	3,681
Brazil	1,008	1,020	1,034	1,035	4,097
	5,085	5,511	4,380	4,960	19,936

Wind	2,511	2,449	2,145	2,555	9,660

Utility-scale solar	849	1,225	1,278	825	4,177

Distributed energy & storage	207	303	292	189	991
Total	8,652	9,488	8,095	8,529	34,764
(1)LTA is calculated based on our portfolio as at December 31, 2023, reflecting all facilities on an annualized basis from the beginning of the year, regardless of the acquisition, disposition or commercial operation date. See Item 5.A “Part 9 – Presentation to Stakeholders and Performance Measurement” for an explanation on our methodology in computing LTA and why we do not consider LTA for our pumped storage and certain of our other facilities.
(2)Includes two wind facilities (39 GWh) and five solar facilities (56 GWh) in Colombia.
We also have investments in our sustainable solution portfolio comprised of assets and businesses that enable the transition to net-zero through established but emerging technologies that require capital to scale, and in businesses where we believe we can leverage our access to capital and partnerships to accelerate growth. This portfolio includes our investment in Westinghouse (a leading global nuclear services business) as well as investments in an operating portfolio of 57 TMTPA of CCS, 3 million MMBtu of annual agricultural RNG operating production capacity annually and over 1 million tons of recycled materials annually. Our sustainable solutions development pipeline includes opportunities to invest in additional projects with 14 MMTPA of CCS, 1.6 million tons of recycled materials, roughly 3.5 million MMBtu of annual RNG production capacity, a solar manufacturing facility capable of producing 5,000 MW of panels annually and a 1 million tons per annum green ammonia facility powered entirely by renewable energy.
We believe we have comprehensive operations and development capabilities located in each of our core markets that position us to maintain and increase the value of our asset base while competitively positioning us for continued growth.
Operating Philosophy
We employ a hands-on, operations-oriented, long-term owner’s approach to managing our portfolio. We believe this approach ensures that we maintain and, where possible, enhance the value of our assets by being able to identify and manage technical, economic or stakeholder issues that may arise. The operation of our generating facilities is largely decentralized across North America, Europe, South America and Asia. We support our operators with a corporate team that provides global oversight of Brookfield Renewable and, among other things, establishes consistent global policies on compliance, sustainability, information technology, health, safety and security, human resources, stakeholder relations, procurement, human rights, climate, governance and anti-bribery and anti-corruption.
We also benefit from the expertise of Brookfield which provides strategic direction, corporate oversight, commercial and business development expertise, and oversees decisions regarding the funding and growth of our business. We believe this approach leads to a strong decision-making culture and long-term owner-oriented investment philosophy to build value.

The cornerstones of our philosophy are:
Operating expertise. In each of North America, Europe, South America and Asia, we have strong operating businesses with full development and operational capabilities. Our renewable power businesses in North America, Europe and Brazil also benefit from centralized, automated plant dispatch and control centers allowing remote operation of most of our facilities and a central interface with regulatory and market authorities, as well as offtakers. These capabilities allow us to leverage our operating expertise when growing our business.
Sustainability leadership. We believe that the success of our business is driven by operational excellence, strong investment returns and our commitment to make a positive difference for the environment, our people and with local stakeholders and the communities in which we operate. As one of the world’s largest publicly traded clean energy companies, we believe we are well positioned to support the transition to a net-zero economy. See Item 4.B — “Business Overview — Our Approach to Sustainability”.
Disciplined management of operating costs. We are focused on maintaining the cost competitive position of our portfolio through disciplined management of operating costs. We benefit from economies of scale with our large operating business by spreading our fixed costs over a wider base driving unit cost down over the long term. We also benefit from sharing best practices across our global business to enhance productivity and reduce costs.
Focus on asset reliability and availability. Maintaining high reliability and availability of our renewable power plants is critical because if we are not able to generate and deliver energy we will not maximize the benefit of our long-term contracts. To the greatest extent possible, our operating teams perform all periodic and planned maintenance activities during periods of low hydrology, wind availability or solar availability, in order to minimize lost revenue opportunities and take advantage of excess capacity at our renewable power plants.
Long-term ownership and asset reinvestment. We seek to preserve and enhance the productivity, reliability and longevity of each of our assets. Our operating teams develop and implement a detailed capital plan for each asset with the perspective of a long-term owner. We look to invest in our operating wind and solar assets, undertaking repowering initiatives to extend their useful life and enhance productivity. We believe the low capital expenditure maintenance requirements and long useful life are attractive attributes of our hydroelectric assets. Hydroelectric power generation is efficient, clean and relatively simple technology that allows for 24/7 dispatch of electricity and has not changed significantly over the past century. Our large hydro portfolio complements our growing fleet of utility scale solar and wind assets and allows us to provide differentiated power solutions for customers.

North American Business
United States
Our principal office in the United States is located in New York, New York. Our U.S. National System Control Center is located in Queensbury, New York, and allows for the remote monitoring and control of the majority of our renewable power generation assets in the country. In the United States we have full hydroelectric, wind, solar and battery storage operating capabilities, as well as development and construction oversight expertise. Our U.S. investments consist of direct ownership of renewable power assets, as well as investments in scale, independent operating portfolio companies and development platforms. We have also made investments in our sustainable solutions portfolio, which is comprised of our interest in Westinghouse, one of the world’s largest nuclear services businesses, as well as emerging transition asset classes where our initial investment positions us for future large-scale decarbonization investments.
The majority of our hydroelectric capacity in the United States is located in New York, Pennsylvania and New England. In New York, we are one of the largest independent power producers with 74 hydroelectric facilities with an aggregate capacity of 711 MW. In Pennsylvania, we have four hydroelectric facilities with an aggregate capacity of 747 MW. In New England, we have 48 hydroelectric facilities with an aggregate capacity of 700 MW. A number of our U.S. hydroelectric assets have water storage reservoirs that can collectively store approximately 2,500 GWh, or approximately 38% of their annualized long-term average generation. We also benefit from a 50% joint-venture interest in a 666 MW hydroelectric pumped storage facility located in Massachusetts.
Our rights to operate our generation facilities in the United States are secured primarily through long-term licenses from the Federal Energy Regulatory Commission (“FERC”), the federal agency that regulates the licensing of substantially all power plants in the United States. FERC has oversight of substantially all of our ongoing project operations. Our ability to sell power from certain of our generation facilities, is also subject to the receipt and maintenance of certain approvals from FERC, including the authority to sell power at market-based rates.
Brookfield Renewable also has, through its portfolio companies and development platforms, a geographically diverse portfolio of wind, utility-scale solar and distributed generation (DG) projects located across the United States.

Our wind projects have an aggregate capacity of 6,347 MW and an approximately 14,000 MW wind development pipeline. We also have a sizable portfolio of solar assets, including an approximately 2,400 MW utility-scale portfolio and an approximately 42,000 MW utility-scale solar development pipeline. Our utility-scale solar and wind development capabilities were strengthened in 2022 with the acquisition of two national utility-scale wind and solar development platforms.
In addition to Brookfield Renewable’s interests in various renewable power operating assets, we, together with our institutional partners, are also invested in certain independent operating portfolio companies and development platforms based in the United States.
Utility Scale Wind and Solar Operators and Developers
Our utility-scale solar and wind development capabilities are strengthened through our portfolio of independent, national utility-scale wind and utility-scale solar development platforms:
•TerraForm Power, a utility-scale wind and solar platform with 2,336 MW including 78 MW of wind assets and 59 MW of solar assets in Canada and 101 MW of solar assets in Chile
•Scout Clean Energy, a national utility-scale renewable energy developer-owner-operator with 810 MW of operating capacity and an approximately 24,000 MW development pipeline
•Urban Grid, a utility-scale solar platform and battery storage developer with 82 MW of operating capacity and an approximately 23,000 MW development pipeline
•Deriva Energy, previously known as Duke Energy Renewables, a renewables platform focused on wind, utility-scale solar, and storage, with approximately 5 GW of operating capacity. Deriva has an extensive development platform with a pipeline of approximately 11,500 MW.
Distributed Generation
Complementing our utility-scale solar portfolio is our approximately 1,500 MW operating DG portfolio, which is one of the largest commercial and industrial distributed generation portfolios in the United States, and benefits from dedicated development teams who are advancing an approximately 9,000 MW development pipeline. Our U.S. DG portfolio includes:
•Standard Solar, a market-leading owner and operator of commercial and community distributed solar with end-to-end development capabilities
•Luminace, our decarbonization-as-a-service platform with decades of experience in the North American distributed generation market
Sustainable Solutions
In November 2023, we completed the acquisition of Westinghouse, one of the world’s largest nuclear services businesses, in partnership with Cameco. We, together with institutional partners, own an aggregate 51% interest (10% net to Brookfield Renewable) with Cameco owning 49%. As this investment is structured as a joint venture with Cameco, we note that Cameco may have certain approval rights over decisions relating to the underlying operations and financing activities of Westinghouse, as well as rights related to the sale or transfer of interests in Westinghouse. See also information contained under Item 3.D “Risk Factors — Risks Relating to our Growth Strategy”.
Westinghouse is a leading supplier of services to the global nuclear power generation industry that generates a majority of its earnings from regularly recurring refueling and maintenance services. Westinghouse is the OEM or technology provider for approximately 50% of global commercial nuclear power plants. We believe that decades of technological innovation in this business have supported the build-out of world-class capabilities and a highly skilled workforce with know-how across technologies in the key markets of North America, Europe, the Middle East and Asia.
Westinghouse generates revenues through the entire life of the nuclear power plant. Its products and services include mission-critical fuel, ongoing maintenance services, engineering solutions, instrumentation and control systems and manufactured components. Westinghouse also participates in the decontamination, decommissioning and remediation of power plant sites, primarily at the end of their useful lives, as well as provides technology, equipment, engineering and design services to new power plants on a global basis.
Our sustainable solutions portfolio also consists of structured investments in emerging asset classes where our initial investment positions us for potential future large-scale decarbonization investment. See also Item 4.A “History and Development of the Company – Overview”.
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
We also have 483 MW of wind and 118 MW of solar generation capacity located in Ontario and Alberta and approximately 500 MW of solar and battery storage development capacity. We also continue to explore various early-stage green hydrogen production development projects across Canada. The regulatory framework that would apply to these projects is in the process of being developed by federal and provincial governments.
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
In March 2022, Brookfield Renewable, together with institutional partners, committed to invest up to C$300 million ($236 million, $47 million net to Brookfield Renewable) into Entropy, a provider of CCS solutions, through a convertible security. In December 2023, Entropy entered into a fixed price 15-year carbon credit offtake agreement with an arm’s length public investment vehicle that guarantees an offtake price for 600 Kt per annum of CO2, de-risking the project pipeline. Alongside the offtake agreement, the investment vehicle agreed to invest up to C$200 million in the business which could result in a fully drawn post-money valuation of approximately one and a half times our entry point.
European Business
The principal office of our European operations is located in London, in the U.K.
Spain and Portugal
Our Spanish business has 538 MW of wind, 350 MW of CSP and 64 MW of conventional solar PV generation capacity. The principal revenues generated by our Spanish business’ wind and solar assets in Spain are received pursuant to a “regulated return” that is set by Spanish legislation. All of our assets in Spain are entitled to a regulated rate of 7.39% through December 31, 2031, except for 44 MW of solar PV assets and 150 MW of CSP assets, both of which are entitled to a regulated return rate of 7.09% through December 31, 2025. The regulated return rate is set every six years.
Our European business also includes a 144 MW wind portfolio in Portugal. In Portugal, our assets benefit from feed-in tariff contracts that fix payment terms for the duration of our PPAs. Incentives are also in place for repowering existing capacity at a lower rate.
United Kingdom
Our U.K. business includes an approximately 1,000 MW development portfolio in the U.K., a 10 MW solar facility located in England, a 25% stake in First Hydro, the U.K.’s largest pumped storage asset and OnPath Energy (formerly Banks Renewables), a fully integrated renewables developer.

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
In October 2023, together with institutional partners, we acquired OnPath Energy (formerly Banks Renewables), a leading independent renewable energy development business in the UK with approximately 260 MW of operating assets and a development pipeline of approximately 3.8 GW across onshore wind and BESS technologies, growing our presence in this attractive market.
Italy
Our Italian business includes two solar PV projects under development in Italy with total capacity of approximately 134 MW. These were acquired under the framework development agreement signed in 2021 pursuant to which a developer in Italy will present us with the opportunity to invest in up to 500 MW of renewable power development opportunities in Italy.
Germany
Our German business includes a utility-scale solar development platform with an approximately 3,700 MW development pipeline.
X-Elio
In October 2023, Brookfield Renewable, together with institutional partners, acquired the remaining 50% of X-Elio that we previously did not own (for an additional 4% interest net to Brookfield Renewable). X-Elio is a global solar development platform headquartered in Madrid. X-Elio’s diversified portfolio includes over 1,000 MW of operating and under-construction assets located in Spain, Mexico, Australia, Japan, Chile, the United States, Italy and Honduras. X-Elio also has approximately 14,200 MW of utility-scale solar pipeline in Spain, the United States, Australia, Italy, Japan and Latin America which includes a mix of advanced and early-stage projects. X-Elio has also begun developing an approximately 5,200 MW BESS pipeline in Australia, Italy, Spain, Japan and the United States.
Powen
In 2023 we, together with institutional partners, increased our equity interest in Powen from 32% to 44% (9% net to Brookfield Renewable). Powen is a DG solar development platform in Spain with approximately 1,400 MW of operating and development assets located in Spain, Mexico and the U.K.
Polenergia
Brookfield Renewable, together with institutional partners, holds a 32% (8% net to Brookfield Renewable) interest in Polenergia, a large-scale renewable business in Poland. The investment represents an attractive entry into the offshore wind sector in Europe through its 3,000 MW offshore wind development pipeline, which we expect to be constructed over the next 5 years together with our joint venture partner, an experienced offshore wind developer. In 2023, Polenergia completed an approximately $180 million equity offering to help fund its growth where Brookfield Renewable, together with institutional partners, invested approximately $60 million, maintaining our 32% ownership (8% net to Brookfield Renewable).
Polenergia’s operating portfolio is comprised of approximately 493 MW of wind generation assets and 37 MW of solar projects, and it continues to progress its approximately 5,200 MW development pipeline, of which 3,000 MW is offshore wind, 1,400 MW is onshore wind, 700 MW is solar PV, and 100 MW is renewable hydrogen.
South American Business
Colombia
Our 2016 acquisition of Isagen with our institutional partners marked our entry into the Colombian market. Our consortium’s current ownership interest in Isagen is over 99% of which our share is approximately 23%. Isagen’s principal office is located in Medellín. Isagen's Colombian National System Control Center is also located in Medellin and allows for the remote monitoring and control our assets in the country.

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
Isagen is Colombia’s third-largest power generation company and owns and operates a 3,053 MW portfolio. This portfolio accounts for approximately 16% of Colombia’s generating capacity and principally consists of large reservoir-based hydroelectric facilities. The hydroelectric assets include the largest reservoir by volume in Colombia and are collectively able to store approximately 23% of their annualized long-term average generation. Isagen’s portfolio also includes approximately 200 MW of near to medium-term hydro and solar development projects.
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
Brazil
The principal office of our Brazil business is located in São Paulo which oversees our operations in Brazil. Our Brazilian National System Control Center is located in Rio de Janeiro and allows for the remote monitoring and control of nearly all of our assets in the country. Our business in the country has full hydroelectric, wind, solar and biomass operating capabilities, as well as development and construction oversight expertise.
Brookfield first invested in Brazil over 100 years ago. Recognizing Brazil’s growing demand for power and strong renewable resource base, Brookfield re-entered the Brazilian power market in 2003 and, since then, has grown its hydroelectric asset base significantly to 43 facilities on 27 river systems totaling approximately 940 MW of capacity. We entered the wind and biomass businesses in Brazil in 2015 with the acquisition of five wind farms and four biomass facilities, all operational. We subsequently acquired a 295 MW wind portfolio and in 2021 commissioned our first solar facility, a 357 MW project. In 2023, we completed the construction of our second solar facility, a 1.2 GW project, acquired two wind portfolios totaling 197 MW of capacity, and completed the construction of a 248 MW wind complex.
In aggregate, we own and operate facilities totaling 3,346 MW located in 12 Brazilian states representing approximately 74% of the country’s population and approximately 81% of the economic activity (in GDP terms). As such, we believe our business in Brazil is particularly well positioned to participate in a large and diversified economy with further developmental potential. Since 2003, we have developed and built 38 facilities totaling approximately 2 GW of capacity and we have several projects in various stages of development.
Rights to hydroelectric sites are secured in Brazil by obtaining authorizations (such as water use leases) and concessions from the Brazilian Ministry of Mines and Energy through the National Agency for Electric Energy (“ANEEL”). We generally focus on SHPPs, a category of hydroelectric power plant with less than 30 MW of capacity. SHPP plants can be secured directly from ANEEL, whereas sites for hydroelectric plants above 50 MW can only be granted by public auction, requiring developers to bid the lowest tariff in order to win the concession and a PPA with local utilities. Of our authorizations and concessions, 91% have remaining terms of more than ten years. Generally, our hydroelectric authorizations provide for an initial term of 35 years and the possibility to renew for an additional 30-year period subject to payment of certain amounts under a water lease. Similarly, hydroelectric concessions provide for an initial term of 30 years with the possibility to renew the concession for an additional 20-year period. On the other hand, wind and solar authorizations provide for a fixed 35 year, non-renewable term.

Asia
India
Brookfield Renewable entered the Indian market in 2017. Our Indian portfolio consists of 2,258 MW of operating capacity, comprised of 683 MW of wind generation capacity and 1,575 MW of solar generation capacity. Our development pipeline in the country is currently approximately 12,000 MW. Our Indian portfolio includes our recent investment in CleanMax, a leading commercial and industrial renewable platform with 1,255 MW of operating utility-scale wind and solar assets and approximately 3,500 MW of development pipeline and Evren, a joint venture with a leading Indian renewable energy company, with over 6,000 MW of development pipeline. Also included in our pipeline is Avaada, a leading renewable platform with additional investments in renewable development projects, and solar panel and green ammonia production facilities. See also Item 4.A “History and Development of the Company – Recent Developments”. We believe India represents a growth opportunity for Brookfield Renewable as it is a sizeable market with ambitious energy targets and significant potential for clean energy development.
China
Brookfield Renewable entered the Chinese market in 2017. We have experienced positive relations with our unionized work force in China. Our operating portfolio consists of 1,240 MW and includes 1,190 MW of wind generation capacity and 50 MW of utility-scale solar capacity. Brookfield Renewable also benefits from a 50:50 joint venture with GLP Pte. Ltd., a provider of logistics and owner of industrial facilities, with the purpose of investing in, managing and developing commercial and industrial rooftop solar projects. To date, GLP has developed and commissioned approximately 800 MW of rooftop solar projects through this joint venture. We believe that the size of the market in China coupled with ambitious targets for the expansion of renewable energy represents a significant growth opportunity for Brookfield Renewable.
Other Businesses
We own and operate 101 MW of solar generation capacity in Chile, as well as an 84% interest in a DG development platform with approximately 44 MW of operating and 400 MW of development projects.
We also hold a minority equity interest in InterEnergy, a leading utility and independent power producer with a 1.2 GW portfolio of high-value infrastructure and a 1.2 GW development pipeline of renewable and firming capacity with operations in the Caribbean, Central and South America, to help accelerate its energy transition plan.
See Item 3.D “Risk Factors — Risks Relating to our Operations and our Industry — Our operations are highly regulated and may be exposed to increased regulation which could result in additional costs to Brookfield Renewable” and Item 3.D “Risk Factors — Risks Relating to our Operations and our Industry — There is a risk that our concessions will not be renewed or that, where concessions are required to build out our development pipeline, they may not be granted or awarded”.
Registered and Head Office
Our registered and head office is in Hamilton, Bermuda.
Corporate Office
Our main corporate office is in Toronto, Ontario and provides oversight on a global basis of Brookfield Renewable. Our corporate group has approximately 218 employees, including both the corporate office and the Service Provider, who are largely based in Canada and the U.K.
Our Competitive Strengths
Brookfield Renewable is a globally diversified, multi-technology, owner and operator of clean energy and sustainable solutions assets. Our business model is to utilize our global reach and experience to acquire and develop high quality clean energy and sustainable solutions assets below intrinsic value, finance them on a long-term, low-risk and investment grade basis through a conservative financing strategy and then optimize cash flows by applying our operating expertise to enhance value or bring these assets into production generating incremental cash flows for our business.

One of the largest, public decarbonization businesses globally. Brookfield Renewable has a 23-year track record as a publicly traded operator and investor in renewable power and sustainable solution assets. Today we have a large, multi-technology and globally diversified portfolio that is supported by approximately 4,770 experienced employees (inclusive of employees employed by our consolidated portfolio companies). Brookfield Renewable invests in assets directly, as well as with institutional partners, joint venture partners and through other arrangements. We have also made investments in our sustainable solutions portfolio comprised of assets and businesses that enable the transition to net-zero where we can leverage our access to capital and partnerships to accelerate growth, and emerging transition asset classes where our initial investment positions us for potential future large scale decarbonization investment. Our sustainable solutions portfolio also includes investments in power transformation opportunities where we have invested in businesses to enable the reduction of greenhouse gas emissions through the deployment of traditional renewables.
Our globally diverse portfolio helps to mitigate resource variability, and improves consistency of our cash flows. Our organic growth and acquisitions are typically done through Brookfield's private funds and therefore on a proportionate basis Brookfield Renewable's business will continue to diversify but remain heavily weighted to our premium hydroelectric assets.
Our renewable power portfolio consists of hydroelectric, wind, utility-scale solar, DG and storage facilities in North America, South America, Europe and Asia, and totals approximately 31,800 megawatts of installed capacity and a development pipeline of approximately 155,400 megawatts. Our portfolio of sustainable solutions assets includes our investments in Westinghouse (a leading global nuclear services business), as well as investments in an operating portfolio of 57 thousand metric tonnes per annum of CCS capacity, 3 million MMBtu of annual agricultural RNG production capacity and over 1 million tons of recycled materials annually. Our sustainable solutions development pipeline consists of 14 MMTPA of CCS capacity, 3.5 million MMBtu of annual renewable natural gas production, 1.6 million tons of recycled materials annual capacity, 1 million tons of annual Green Ammonia production capacity and 5,000 MW of annual solar panel manufacturing capacity.
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
Diverse and high-quality portfolio of renewable power and sustainable solutions assets. Brookfield Renewable has a complementary portfolio of hydroelectric, wind, utility-scale solar, and other sustainable solutions assets, including distributed generation solar and energy storage:
•Hydroelectric Power. Today, hydroelectric power is the largest segment in our portfolio and continues to be a premium technology as one of the longest life, lowest-cost and cleanest most environmentally-preferred forms of power generation. Hydroelectric plants have high cash margins, storage capacity with the ability to dispatch power at all hours of the day.
•Wind & Solar Power. Our wind, utility-scale solar, and distributed generation facilities provide exposure to two of the fastest growing renewable power sectors, with high cash margins, zero fuel input cost, and diverse and scalable applications including distributed generation. Wind and solar are now among the lowest cost forms of power generation available globally.
•Energy Storage & Sustainable Solutions. Our energy storage facilities provide the markets in which they are located with critical services to the grid and dispatchable generation. Our other sustainable solutions assets, such as carbon capture and our nuclear service business, are helping businesses and countries achieve their net-zero goals.
With our scale, diversity and the quality of our assets, we are competitively positioned relative to other renewable power and transition companies. Our large pipeline and differentiated capabilities provide significant scarcity value and growth potential for our investors.
Best-in class operators and developers. Brookfield Renewable has approximately 4,770 experienced operators (inclusive of employees employed by our consolidated portfolio companies) and approximately 120 power marketing experts that are located across the globe to help optimize the performance and maximize the returns of all our assets. Our experience operating, developing, and managing power generation facilities span over 120 years. We continue to accelerate our development activities as we build out our approximately 155,400 MW renewable power pipeline, and further enhance our decarbonization offering to our customers through the build out of our sustainable solutions assets, which includes opportunities to invest in additional projects with 14 MMTPA of CCS, 1.6 million tonnes of recycled materials, roughly 3.5 million MMBtu of annual RNG production capacity, a solar manufacturing facility capable of producing 5,000 MW of panels annually and a 1 million tons per annum green ammonia facility powered entirely by renewable energy. Increasingly, the combination of our operating and developing capabilities combined with our growth pipeline is differentiating our business as the partner of choice for buyers of clean power and entities looking to decarbonize, driving the growth of our business.
Strong financial profile and conservative financing strategy. Brookfield Renewable maintains a robust balance sheet, strong investment grade rating, and access to global capital markets to ensure cash flow resiliency through the cycle. Our approach to financing is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment grade basis with no financial maintenance covenants. Approximately 90% of our debt is either investment grade rated or sized to investment grade metrics. Our corporate debt to total capitalization is approximately 12% and approximately 91% of our borrowings are non-recourse. Corporate borrowings and proportionate non-recourse borrowings each have weighted-average terms of approximately 10 years and 12 years, respectively, with no material maturities over the next five years. Approximately 90% of our financings are effectively fixed rate and only 8% of our debt outside North America and Europe is exposed to changes in interest rates. Our available liquidity as at December 31, 2023 is over $4.1 billion of cash and cash equivalents, investments in marketable securities and the available portion of credit facilities.
Well positioned for cash flow growth and an attractive long term distribution profile. We are focused on delivering resilient, stable distributions with meaningful growth of 5% to 9% annually through all market cycles from existing operations and new investments. We are fully funded by internally generated cash flows, with inflation escalations in the vast majority of our contracts, potential margin expansion through revenue growth and cost reduction initiatives, and the building out our development pipeline at premium returns. We also supplement this organic growth through acquisitions, leveraging Brookfield’s team of over 100 investment professionals globally who are dedicated to sourcing and underwriting accretive acquisitions on an opportunistic basis.
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
Conservative approach to asset development and asset management. We employ a conservative approach with respect to asset development and management whereby we look to remove what we call “basis risk” before committing significant capital. To do this, we look to secure financing, customer agreements and engineering, procurement and construction contracts concurrently so we have strong visibility on cash flows and can lock-in our target returns. Where possible, we look to secure fixed rate financing, inflation indexed customer agreements and full wrap construction contracts to minimize uncertainty.
Decarbonization Growth Opportunity
Demand for clean energy and other decarbonization solutions continues to accelerate with corporate net-zero targets, an increased focus on energy security and the improving competitive nature of these technologies, which are now among the lowest cost energy sources globally. We have seen a shift in the driver for demand from a government incentivized push to a corporate pull, which is contributing to increased demand for transition solutions broadly, expanding beyond just traditional renewable energy. Advancing the transition to a lower carbon future is expected to require substantial capital – in excess of $200 trillion over the next three decades – and will require significant expertise and investment in both clean energy and electrification and investment to convert carbon-intensive industries to cleaner and more sustainable methods of production.
Global Clean Energy Drivers
We believe that strong continuing growth in renewable power generation and other decarbonization investment opportunities will be driven by the following:
Renewable energy is an increasingly cost-effective way of generating electricity and diversifying fuel risk. Renewable power continues to be the lowest cost source of bulk electricity in most markets around the world. Renewables as a part of the energy mix have continued to climb over the past several years and reached approximately 30% of global generation compared to approximately 21% in 2012, while coal, gas and oil fell from a combined approximately 68% down to approximately 61% over the same period. We expect that utilities will increasingly seek to limit exposure to potential fuel cost volatility by looking to renewable technologies that offer stable price terms, particularly hydroelectric, wind and solar energy.
Consistent policy and supportive regulation. Regulatory support for the development of clean energy typically includes renewable portfolio standards (“RPS”), which require electricity distributors to obtain a minimum percentage of their power from renewable energy resources by specified target dates, and tax incentives or direct subsidies. Globally, at least 160 countries, including the U.K., and the 27 E.U. countries, have national targets for renewable energy supply. Similarly, 36 U.S. states, the District of Columbia, Puerto Rico and eight Canadian provinces have either RPS targets or other policy goals that require or encourage load-serving utilities to supply portions of their customer electricity demand from renewable sources. Additionally, as of November 2023, around 145 countries covering 90% of global emissions had announced or were considering net-zero targets, and to achieve these goals there will need to be significant investment to increase the supply of energy from renewables. In 2022, the U.S. government passed the largest federal climate bill in U.S. history, the Inflation Reduction Act, which will directly invest almost $300 billion into energy transition technologies over the next decade. The climate bill has helped increase investment in renewables and decarbonization technologies in the U.S. and has had a knock-on effect for policy makers globally looking to attract investment in their jurisdictions. For example, in February 2023 the E.U. presented the Green Deal Industrial Plan to enhance the competitiveness of Europe's net-zero industry and accelerate the transition to climate neutrality. As of 2023, there were at least 73 carbon pricing initiatives (carbon taxes and emissions trading schemes) that have been implemented worldwide covering 39 national jurisdictions and approximately 23% of global GHG emissions. Additional carbon pricing initiatives continue to be considered throughout South America, Southeast Asia and Central Asia.
Mainstream recognition of climate change risk and serious commitment to action. Global support for decarbonization – and by implication the further promotion of renewable technologies – was solidified in December 2015 as 197 countries agreed at the COP21 Conference in Paris to develop national strategies consistent with limiting the increase in global temperature by 2050 to less than two degrees Celsius above pre-industrial levels. Since signing, the Paris Agreement has been ratified by over 190 countries. The recent COP28 Conference in the UAE saw further commitments made by the international community, and notably participants undertook the first ever global “stocktake”. The global stocktake is a process for countries and stakeholders to see where they are collectively making progress towards meeting the goals of the Paris Agreement. Part of the outcome of the stocktake was a proposal that further recognized the need for a reduction in greenhouse gas emissions and called on parties to contribute to the global effort to triple renewable energy capacity globally and double the global average annual rate of energy efficiency improvements by 2030.
Energy security is now an urgent priority for governments globally. Since the onset of the conflict in Ukraine in February 2022, there has been a renewed focus on energy security in Europe but now focusing on renewable deployment to reduce dependence on imported gas and energy costs. In May 2022, the E.U. released its REPower EU strategy which aims to make Europe independent from Russian gas imports by 2027. The strategy increased wind and solar generation targets to over 1,200 GW of total installed capacity by 2030 to reduce gas consumption for power generation and further support green hydrogen production to reduce industrial gas consumption. Beyond Europe, this year there has also been an increase in ambition for renewable deployment in China, India and the United States to reduce their dependence on imported gas and reduce energy costs.
Enabling growth in cloud computing and deployment of AI enabled applications through the powering of data centers. With the emergence of artificial intelligence and growth in cloud computing, technology companies are investing heavily in data center development to support the roll out of new products and digitalization globally. The increased computing power and energy requirements from AI is resulting in accelerating demand for power. The technology companies, who have 100% green power targets, are increasingly looking for reliable partners to deliver scale renewable power solutions globally.
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
North America
United States
Over the last decade, the United States has maintained consistent, broad-based policy momentum to transition the country’s electricity production to cleaner generation and promote increased energy independence. The United States is the world’s second largest wind market with approximately 140,000 MW of installed wind capacity. One of the most significant drivers of renewable power growth in the United States has been the adoption of RPS targets in 36 states, the District of Columbia, Puerto Rico, and Guam. In addition, growth has been driven by various government incentive programs and by corporate demand supporting investment in new renewables. For example, there are now over 420 members of the “RE100” group of companies that have committed to transition their electricity supply to 100 percent renewable by at least 2050.
In August 2022, the Inflation Reduction Act was signed into law. It provides extensions of the tax credits for wind and solar projects, almost $300 billion of investment in renewables, and creates new tax credits for standalone energy storage, clean hydrogen, and certain advanced manufacturing, all of which provides a significant tailwind for the renewables industry in the country. Other legislative developments include The Uyghur Forced Labor Prevention Act, which came into force in 2022 and seeks to restrict U.S. entities from importing goods produced by forced labor in China’s Xinjiang Uyghur Autonomous Region, a region which is a large producer of polysilicon, a key component in many solar modules. The direct impact of The Uyghur Forced Labor Prevention Act on our business has been limited given our robust procurement processes that seek to ensure the integrity of our supply chain. In August 2023, the U.S. Department of Commerce, following an anti-dumping and countervailing duty circumvention investigation, determined that certain solar panels imported from Cambodia, Malaysia, Thailand, and Vietnam were improperly using parts and components produced in China as a way to circumvent existing restrictions, and ordered that solar cells and modules imported to the U.S. from those four countries will be subject to anti-dumping and countervailing duties following the expiration of a moratorium in June 2024. We do not expect this to have a material impact on our business when the grace period on imports from the impacted companies ends, given our robust procurement processes that seek to ensure the integrity of our supply chain. Also see Item 3.D “Risk Factors — Risks Relating to Our Operations and Our Industry”.
In the United States, while we are primarily focused on power markets in the northeast (New York, New England), the mid-Atlantic (including the PJM ISO and north SERC regions) and California, we have grown our asset base through the acquisition of Deriva Energy (formerly Duke Energy Renewables). Together these key markets cover approximately 70% of the U.S. population, and most have strong competitive wholesale markets and RPS targets, aging electricity infrastructure and pressure to retire coal generation, providing clear opportunities for sustained renewable generation growth. We are also seeing increasing demand for decarbonization-as-a-service, which we expect to be a multi-billion opportunity over the next decade, with investment driven by ambitious sustainability targets and as potential customers face pressure to decarbonize through renewable power, electrification and reduced energy consumption.
Canada
In Canada, most of our operating portfolio is located in Ontario, Québec and British Columbia, provinces that have historically been leaders in the procurement of renewable power. We have also recently built our first operating solar project in Alberta. Federal and provincial governments are advancing regulatory reforms that would promote the construction and development of clean technologies including refundable investment tax credits that will become available for capital investments in electricity generation systems across several technologies including wind, solar, storage and hydrogen, positively impacting the commercial viability and competitiveness of our development projects. Additionally, in its 2023 Fall Economic Statement, the Canadian federal government announced that refundable investment tax credits will also be eligible for investments in systems that produce electricity or heat, or both, from waste biomass, and announced financial backing to issue carbon contracts for difference for up to C$7 billion.
Canadian provinces have adopted different forms of carbon pricing mechanisms that would further enable development of renewables either directly procured by utilities or from corporate and industrial interests. The federal government has also committed to the Pan-Canadian Framework on Clean Growth and Climate Change, including enacting the Greenhouse Gas Pollution Pricing Act (S.C. 2018, c. 12, s. 186), a law which serves as a backstop to any Canadian province that fails to implement their own carbon price regime that is compliant with the federal carbon price requirement of a minimum carbon price of C$30/tonne as of January 1, 2020 and incremental increases each year of C$10/tonne to C$50/tonne by 2022. Beginning in 2023, the minimum carbon price increased to C$65/tonne and will continue to increase by C$15/tonne per year until a price of C$170/tonne is reached in 2030.
Europe
Europe is one of the largest renewable energy markets in the world and represents a significant growth opportunity for our business. Across the E.U. and the U.K., a population of approximately 500 million is served by a power system with a capacity of approximately 1,000 GW, generating approximately 3,000 TWh annually. Renewable generation technologies account for over half of total installed capacity, including approximately 160 GW of hydroelectric, 230 GW of wind and 210 GW of solar PV capacity. Our investment and growth strategy in Europe focuses on larger, low-sovereign risk markets that have both a record of reliable renewable policies and renewable assets with attractive long-term fundamental value and scarcity attributes.
Europe has long been at the forefront in adopting policies to support renewables development. In 2022, the E.U. further increased renewable deployment and decarbonization ambitions as part of a package of measures with the goal of cutting Russian gas imports to zero before 2030. In the REPower EU plan, the E.U. committed to increasing renewables deployment targets for 2030 by another 10% compared to the previous targets, which would roughly require over 274 GW of additional wind-equivalent power capacity and 379 GW of additional solar capacity by 2030 across the E.U. Historically, individual member states have sought to meet binding E.U. targets through incentive programs such as the use of long-term contracts for differences, as in Germany, U.K. and Poland. This has been complemented by growth in demand for PPAs from corporate counterparties looking to decarbonize as well as hedge their power costs. Over 12 GW of corporate PPAs were entered into in Europe in 2023.
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
United Kingdom
The U.K. has ambitious longer-term carbon targets to reduce greenhouse gas emissions by at least 78% from 1990 levels by 2035, with intermediate milestones set out in five-year carbon budgets (currently set to 2037) and written into law. In 2019, the U.K. became the first major economy to legislate a net-zero emission target for 2050. To achieve these carbon targets, the U.K. government has announced a series of intermediary targets for renewable deployment. First, they aim to deploy 50 GW of offshore wind in the U.K. by 2030, approximately a 34 GW increase from 2022 installed capacity. Secondly, the U.K. government has a target to fully decarbonize the power system by 2035.

In Scotland, the government published a draft Energy Strategy and Just Transition Plan that maps out how the country will eliminate its reliance on fossil fuels, creating a more secure energy system and having a positive economic and environmental impact. Existing generation is also supported via the Renewable Obligation Certificate scheme. A new contract for difference was introduced and first issued via auction in 2015 with recent auctions focusing on less established technologies (such as offshore wind, biomass combined heat and power and energy from waste schemes). Falling technology costs, strong wind resource, and relatively high-power prices make Scotland one of the most compelling locations in Europe to develop subsidy-free onshore wind.
Poland
Poland is a high growth European market where local coal represents over 70% of generation but the government is supportive of increasing renewable power generation. Demand for power is growing at one of the fastest rates in Europe, supported by strong economic growth. Poland is expected to remain one of the top growing economies in the E.U., is one of the largest countries in the E.U. by population, has the lowest sovereign leverage in the E.U. and has a stable currency that is supported by inflation in line with the E.U. average. Additionally, Poland has one of the strongest PPA markets in Europe, as corporate offtakers of renewable power seek to avoid high power prices and secure clean energy in a power market that remains dominated by coal.
Germany
With the largest economy in Europe and ambitious renewable targets, Germany has been a strategic region for future investments and development for Brookfield. The German market has the highest power demand in Europe at an average of above 550 TWh per year, with the largest demand coming from its robust industrial base. Historically, Germany has met this high demand through gas imports from Russia and coal and nuclear for power generation. But to reduce Russian gas imports and phase out coal power generation, the German government has increased renewable auction targets to 32 GW per year of additional onshore wind and solar to achieve a total capacity of 330 GW by 2030.
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
As at December 31, 2023, Colombia had a total installed capacity of over 19.7 GW with hydro accounting for almost 70% of the supply mix and the remainder being supplied by natural gas, coal, and diesel. We expect that meeting Colombia’s growing demand for firm energy will become more difficult over time as recent challenges with the construction and operation of a dam near Ituango has made large-scale hydro development more challenging (despite significant untapped hydro resources) and natural gas imports are increasingly required to meet domestic needs due to falling natural gas production in Colombia. We believe we will be able to leverage our underlying hydro business to help the country meet its energy needs by extending the duration of contracts with customers and participating in opportunistic acquisitions and development projects.
Brazil
With the world’s seventh largest population and ninth largest economy, Brazil retains strong long-term growth potential despite the near-term economic challenges. Electricity consumption has sustained an average annual growth rate of approximately 3% over the last 30 years, a trend that is likely to continue in the long-term given that per capita consumption is still less than one-fifth of that in the United States.
The Brazilian energy planning agency estimates an average annual demand growth of 3.5% between 2022 and 2031. By 2031, the agency projects that approximately 43 GW of new generation will be required to service increased demand. In 2022 and 2023, 15 GW of new projects were commissioned, over 78% of which were wind and solar projects. In line with the government’s ten-year planning projections, the renewable power industry will still be responsible for the majority of the capacity expansion in this period.
We believe there are two additional aspects of the Brazilian market that make our business there compelling. First, the majority of our hydroelectric facilities participate in the MRE, which significantly reduces the impact of variations in hydrology on our cash flows. Second, our SHPPs and our wind and solar assets in operation and under construction operate in a segment of the market that benefits from certain preferred economic and regulatory rights. Customers that purchase power from these plants benefit from a special discount for the use of the distribution system which, in turn, enables generators like us to capture a portion of this discount through higher prices to end-user customers.
Asia
China
China is a market with significant potential for renewable power development, as the country seeks to satisfy strong demand growth and offset their heavy reliance on coal-fired generation while meeting ambitious decarbonization targets. We expect China to add approximately 800 GW of new renewable capacity over the next 5 years, led by solar PV and wind, making it the country with the largest projected increase in renewable capacity globally. Since 2017, Brookfield Renewable has expanded its operating and development capabilities and assets in China.
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
Australia
Australia is a market with strong potential for renewable power development with abundant wind and solar resources and a large amount of current energy contribution from fossil fuels (68% in 2022). In 2022 the country revised its 2030 emissions reduction target, increasing it to 43% below 2005 levels by 2030, and re-affirmed its 2050 net zero target. To help reach these targets the Australian government is working to implement policies including a A$20 billion investment in the grid to unlock greater penetration of renewable energy, and up to a A$3 billion investment to support renewables manufacturing, funding to support the development of the workforce among other commitments to help the country reduce emissions.
Other Markets
Together with our institutional partners we also own operating assets in Chile. Our interest in X-Elio has given us access to a number of new markets. X-Elio's diversified portfolio includes operating and development assets in Mexico, Australia, Italy and Japan, as well as in jurisdictions where we already have an established presence, such as the United States, Spain, Chile, Brazil and Colombia. See “Item 4.B – Business Overview – European Business – X-Elio” above.
Other Potential Markets
We are actively monitoring other jurisdictions within or proximate to our core markets in South America, Europe and Asia-Pacific where we see strong potential for renewable power development and investment. Additionally, Brookfield recently announced the launch of the Catalytic Transition Fund, an energy transition fund focused on investments in emerging and developing markets. Brookfield Renewable may participate in such fund, which may provide exposure to certain markets that Brookfield Renewable has not historically invested in.
Our Growth Opportunity
We believe that the current environment offers attractive opportunities that we expect will allow us to deploy capital, on an accretive basis, in the following ways:

•Brookfield Renewable’s development pipeline. In addition to growing our business through acquisitions, we intend to pursue organic growth by developing our approximately 155,400 MW development pipeline, including by investing in portfolio companies with established development businesses.
•Privatizations. We believe that governments will continue to engage the private sector in providing funding solutions for infrastructure requirements that could increasingly involve sales of existing assets. Our proven operating track record, global scale and ability to partner with local pension funds and institutional partners position us well to participate in such opportunities.
•Asset monetization and divestitures. Significant renewable power generation capacity is owned by industrial companies, smaller independent power producers, private equity investors, utilities and foreign companies. These types of owners sell assets either because power generation is not their core business, their investment horizons are shorter or a particular market ceases to be strategic. For example, this year we completed the acquisition and carve out of Deriva Energy (formerly Duke Energy Renewables), the unregulated power platform owned and operated by Duke Energy, and see potential for additional similar carve outs going forward. In addition, some large independent power producers may seek, or be forced, to sell assets to bolster their balance sheets, particularly in the current market environment where capital is scarcer. Certain capital constrained or distressed companies may also seek to sell assets.
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
•Demand for decarbonization solutions. We believe we can support companies and governments in their efforts to decarbonize, including by investing in energy transition solutions such as distributed generation, carbon capture and storage, production process upgrades, service businesses that facilitate the transition to net zero, such as Westinghouse, and resilient infrastructure.
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
Our pricing profile is predictable because of our long-term PPAs with high quality offtakers. Approximately 70% of our revenues are indexed to inflation and 90%% of our production is contracted, with a weighted average remaining duration of 13 years on a proportionate basis. This, combined with a well-diversified portfolio that reduces variability in our generation volumes, enhances the stability of our cash flow profile.
The majority of our long-term PPAs are with investment-grade rated or creditworthy counterparties. The economic exposure of our contracted generation on a proportionate basis is distributed as follows: power authorities, (37%), distribution companies (22%), industrial users (29%) and Brookfield (12%). On a proportionate basis, Brookfield Renewable has contracted approximately 88% of 2024 generation at an average price of $79 per MWh. Overall out power portfolio has a weighted average remaining contract duration of 13 years on a proportionate basis.
As at December 31, 2023, over the next five years Brookfield Renewable has on average approximately 4,982 GWh on a proportionate basis and 14,028 GWh on a consolidated basis of energy annually that is uncontracted. This energy can be sold into wholesale or bilateral markets and we intend to maintain flexibility in re-contracting to position ourselves to achieve optimal pricing.

The following table presents, on a proportionate basis, revenues, Adjusted EBITDA and Funds From Operations on a segmented basis for the fiscal years ended December 31, 2023, 2022 and 2021.

	Revenues			Adjusted EBITDA(1)			Funds From Operations(1)
(MILLIONS)	2023	2022	2021	2023	2022	2021	2023	2022	2021
Hydroelectric
North America	$1,029	$964	$876	$670	$603	$569	$402	$412	$409
Brazil	240	197	169	172	167	155	146	138	131
Colombia	293	273	224	175	201	159	76	117	128
	1,562	1,434	1,269	1,017	971	883	624	667	668
Wind	511	538	556	493	430	511	382	326	396
Utility-scale solar	365	374	348	372	362	298	261	253	185
Distributed energy & storage	241	242	215	180	189	160	133	148	128
Sustainable solutions(2)	147	48	27	61	8	13	52	6	5
Corporate	—	—	—	59	42	11	(357)	(395)	(448)
Total	$2,826	$2,636	$2,415	$2,182	$2,002	$1,876	$1,095	$1,005	$934
(1)Non-IFRS measures. See “Cautionary Statement Regarding Use of Non-IFRS Measures”. For a reconciliation of the non-IFRS measures to the most comparable IFRS financial measures, see Note 6 - Segmented information on the consolidated financial statements.
(2)Includes wind, solar, cogeneration and biomass.
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
As at December 31, 2023, our renewable power portfolio benefits from significant hydrology diversification, with assets distributed on 87 river systems in four countries. Our North American and Colombian assets have the ability to store water in reservoirs approximating 23% of their annualized long-term average generation. Most of our assets in Brazil are eligible to benefit from a framework that levelizes generation risk across hydroelectric producers. We believe the ability to store water in reservoirs in North America and Colombia, as well as the benefit from levelized generation in Brazil, allows us to mitigate hydrological fluctuations, optimize production and minimize losses due to outages.
North America. In North America, we generate renewable power revenues primarily through energy sales secured through long-term PPAs with creditworthy counterparties such as government-owned entities or power authorities (including for example, Ontario’s Independent Electricity System Operator, Hydro-Québec, BC Hydro and the Long Island Power Authority), load-serving utilities (such as Entergy Louisiana), Brookfield, and industrial and commercial power users (including Amazon, Microsoft and JP Morgan). Our North American renewable power portfolio is largely contracted pursuant to long-term PPAs that are generally structured on an “offtaker” basis without fixed or minimum volume commitments. As a result, we believe we are exposed to minimal risk of having to supply power from the market to customers when we are experiencing low hydrology or wind conditions. Most of our PPAs also provide for an annual price escalation that is typically linked to inflation. We expect Brookfield will, in some cases, have entered into back-to-back power resale agreements for output purchased from Brookfield Renewable. Our North American portfolio has a weighted average remaining contract term of 15 years.
Europe. Our European renewable assets are principally located in Spain, Poland and the United Kingdom with additional assets located in Portugal. We also have pipelines of development projects located in Scotland, Germany and Italy. In Spain, our assets receive a legislated regulated return consisting of two components: (i) the merchant price for the power produced and (ii) a return-on-investment payment per MW of generating capacity. For solar plants, there is an additional return on operations payment per MWh produced. We expect this program allows renewable energy producers like us to recover development costs and obtain a reasonable rate of return on their investment. In Poland, older assets are supported through green certificates. This is a contracted top-up to merchant revenues whereby power suppliers must source green certificates to meet government set quotas for green energy. The onshore wind, offshore wind and solar assets that reached commercial operation in 2023 are remunerated through long-term government contracts for difference. Our European portfolio has a weighted average remaining contract term (or in the case of our Spanish assets, regulatory term) of approximately 13 years.
Colombia. In Colombia, revenues are typically secured through one to five year bilateral contracts with local distribution companies in the “regulated market” and large industrial users. Isagen’s current long-term contracts’ average term is 4 years. These contracts reduce the exposure of both suppliers and end-users to price volatility in the spot market by fixing the price payable for a given amount of committed energy. Isagen’s PPAs take this approach and its 2023 revenues are approximately 70% contracted. In addition to its hydroelectric assets, Isagen has 32 MW of wind assets and 100 MW of solar assets.
Brazil. In the Brazilian electricity market, energy is typically sold under long-term contracts to either load-serving distribution companies in the regulated market or smaller “free customers” in the free customer market. In the regulated market, we have typically entered into 20 year PPAs with distribution companies. In the “free customer” market, we have typically entered into PPAs with two to six year terms with industrial and commercial customers primarily engaged in well-established, stable industries like telecommunications, food services, sanitation and pharmaceuticals. As of 2023, “free customers” whose load is between 0.5 MW and 1.0 MW can only purchase power from renewable sources. Our PPAs in Brazil typically provide a fixed price that is fully indexed to inflation annually. Our Brazilian portfolio has a weighted average remaining contract term of approximately 9 years. All of our under construction wind and solar plants have 15 to 20 year PPAs signed with high tension corporate consumers.
Our Growth Strategy
We expect to continue acquiring long-life clean energy assets on a value basis, focusing on assets that provide stable, long-term contracted cash flows, or, where uncontracted, are located in high-value power markets where rising power prices offer strong prospects to generate growing cash flows with potential to appreciate in value over time. We combine our global operating, development and transaction execution expertise with our ability to commit capital to transactions in order to secure opportunities at attractive returns for Unitholders. To grow Brookfield Renewable, we maintain a proactive and focused business development program in each of our core markets, augmented by access to Brookfield’s global investment platform that may lead to originating attractive opportunities for investment. We expect that our growth will be focused on the following:
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
•Development growth. We intend to continue to grow our business through project development, by acquiring development-stage projects, acquiring or investing in development platforms, and by building projects from our approximately 155,400 MW development pipeline. In the year ended December 31, 2023, we achieved commercial operation of approximately 5,000 MW of renewable development projects globally, including completing the final phase of the 1.2 GW Janauba solar complex in Brazil, one of the largest solar projects in the Americas, which we successfully developed from the permitting phase through to generation and approximately 2,000 MW of projects that were commissioned through our recently acquired renewable development businesses.
•Technology diversification. While we expect to remain predominantly hydroelectric focused given our large portfolio of hydroelectric assets, we also intend to continue to acquire and develop assets using other renewable power technologies that share similar fundamental characteristics to our hydroelectric portfolio of long-life, predictable operating costs and cash flows, and sustainable competitive cost advantages. For example, we have substantially grown our solar and wind businesses over the last five years and now have 10,945 MW of utility-scale wind assets, 7,073 MW of utility-scale solar assets and 5,129 of distributed energy and storage in operation. We also have over 108,208 MW of combined utility-scale wind and solar capacity in our development pipeline.

•Investing in Decarbonization. We believe that the global trend towards decarbonization will continue to accelerate, leading to increased adoption of renewable and transition technologies. As this occurs, we expect to see increasing opportunities in growing asset classes and technologies and we may invest in these technologies on an opportunistic basis alongside our institutional partners. We have begun making initial incremental investments in emerging transition technologies, such as carbon capture, renewable natural gas and recycling. These investments are structured with significant downside protection and discretion over future investment decisions. We also expect to assist companies and governments in their efforts to decarbonize through, for example, investment in greener production processes and energy efficiency technologies or replacement of hydrocarbon based energy capacity with clean technologies.
Distribution Policy
We believe our high-quality assets, long-term PPAs and growth initiatives will provide BEP with stable and predictable annual cash flow to fund our distributions on our LP units:
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
•In 2023, BEP increased its regular quarterly distribution to $0.3375 ($1.35 annually) per LP unit commencing with the first quarterly distribution of that year.
•In February 2024, BEP increased its regular quarterly distribution to $0.355 ($1.42 annually) per LP unit commencing with the first quarterly distribution of 2024.
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
The holders of Series 7 Preferred Units are entitled to receive fixed cumulative preferential cash distributions as and when declared by the board of directors of the Managing General Partner, payable quarterly on the last day of January, April, July and October in each year at an annual rate equal to C$1.375 per unit. A total annual distribution of C$1.375 per Series 7 Preferred Unit was paid in 2023.
The holders of Preferred Units are entitled to receive fixed cumulative preferential cash distributions as and when declared by the board of directors of the Managing General Partner, payable quarterly on the last day of January, April, July and October in each year at an annual rate equal to C$1.5125 per unit. A total annual distribution of C$1.38125 per Series 13 Preferred Unit was paid in 2023.
For the initial five-year period commencing on March 11, 2019 and ending on and including April 30, 2024, the holders of Series 15 Preferred Units are entitled to receive fixed cumulative preferential cash distributions as and when declared by the board of directors of the Managing General Partner, payable quarterly on the last day of January, April, July and October in each year at an annual rate equal to C$1.4375 per unit. A total annual distribution of C$1.4375 per Series 15 Preferred Unit was paid in 2023.
The holders of Series 17 Preferred Units are entitled to receive fixed cumulative preferential cash distributions as and when declared by the board of directors of the Managing General Partner, payable quarterly on the last day of January, April, July and October in each year at an annual rate equal to $1.3125 per unit. A total annual distribution of $1.3125 per Series 17 Preferred Unit was paid in 2023.
The holders of Series 18 Preferred Units are entitled to receive fixed cumulative preferential cash distributions as and when declared by the board of directors of the Managing General Partner, payable quarterly on the last day of January, April, July and October in each year at an annual rate equal to C$1.375 per unit. A total annual distribution of C$1.375 per Series 18 Preferred Unit was paid in 2023.
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
The initial Series 1 Shares dividend was paid on April 30, 2010 for an amount equal to C$0.1834 per share. For the remainder of the initial five-year period commencing on February 1, 2010 and ending on and including April 30, 2015, the holders of Series 1 Shares received fixed cumulative preferential cash dividends, paid quarterly on the last day of January, April, July and October in each year at an annual rate equal to C$1.3125 per share. Following the initial fixed rate period, the dividend rate was reset from 5.25% to 3.355% for the subsequent fixed rate period commencing on May 1, 2015 and ending on and including April 30, 2020. Following the subsequent fixed rate period, the dividend rate was reset from 3.355% to 3.137% for the subsequent fixed rate period commencing on May 1, 2020 and ending on and including April 30, 2025. As a result, a total dividend of C$1.075625 per share was paid in 2015, a total dividend of C$0.83875 per share was paid in each of 2016, 2017, 2018 and 2019, a total dividend of C$0.811501 per share was paid in 2020, a total dividend of C$0.784252 per share was paid in each of 2021, 2022 and 2023.
In April 2015, certain holders of Series 1 Shares elected to convert their Series 1 Shares into Series 2 Shares on a one-for-one basis. The holders of Series 2 Shares are entitled to receive floating cumulative preferential cash dividends as and when declared by the board of directors of BRP Equity, payable quarterly on the last day of January, April, July and October in each year at the annual rate calculated for each quarter, of 2.62% over the annual yield on three month Government of Canada treasury bills. A total dividend of C$0.39976 per share was paid in 2015 (the conversion to Series 2 Shares occurred in April and accordingly the total 2015 dividend per share reflects two quarterly dividend payments). A total dividend of C$0.773698 per share was paid in 2016, a total dividend C$0.792786 per share was paid in 2017, a total dividend of C$0.929603 per share was paid in 2018, a total dividend of C$1.062683 per share was paid in 2019, a total dividend of C$0.890679 per share was paid in 2020, a total dividend of C$0.685578 per share was paid in 2021, a total dividend of C$0.85616 per share was paid in 2022 and a total dividend of C$1.735919 per share was paid in 2023.
The initial Series 3 Shares dividend was paid on January 31, 2013 for an amount equal to C$0.3375 per share. For the remainder of the initial seven-year period commencing on October 11, 2012 and ending on and including July 31, 2019, the holders of Series 3 Shares received fixed cumulative preferential cash dividends paid quarterly on the last day of January, April, July and October in each year at an annual rate equal to C$1.10 per share. Following the initial fixed rate period, the dividend rate was reset from 4.4% to 4.351% for the subsequent fixed rate period commencing on August 1, 2019 and ending on and including July 31, 2024. As a result, a total dividend of C$1.1625 per share was paid in 2013, a total dividend of C$1.10 per share was paid in each of 2014, 2015, 2016, 2017 and 2018, a total dividend of C$1.0969375 per share was paid in 2019, a total dividend of C$1.08775 per share was paid in each of 2020, 2021, 2022 and 2023.
The holders of Series 5 Shares are entitled to receive fixed cumulative preferential cash dividends as and when declared by the board of directors of BRP Equity, payable quarterly on the last day of January, April, July and October in each year at an annual rate equal to C$1.25 per share. The initial dividend on the Series 5 Shares of C$0.3116 per share was declared by the board of directors of BRP Equity on February 6, 2013 and was paid to holders of the Series 5 Shares on April 30, 2013. A total dividend of C$0.9366 per share was paid in 2013, and a total dividend of C$1.25 per share was paid in each of 2014, 2015, 2016, 2017, 2018, 2019, 2020, 2021, 2022 and 2023.
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
Competition and Marketing
We operate in various North American, European, South American and Asian power markets. The nature and extent of competition we face varies from jurisdiction to jurisdiction. Brookfield Renewable’s main competition in its electricity markets are coal, nuclear, oil and natural gas electricity generators as well as other renewable energy generators who use hydro, wind, geothermal, solar PV and solar DG technologies. The market price of commodities, such as natural gas and coal, are important drivers of energy pricing and competition in most energy markets, especially in North America. We have strong relationships with power authorities, distribution companies, and commercial and industrial customer with whom we deliver tailored power solutions that provide us with leverage when negotiating power purchase contracts.
In North America, our energy marketing activities are managed and performed by our subsidiaries BRTM in the United States and Evolugen Trading and Marketing LP in Canada. These businesses operate 24 hours/day, 365 days/year and our energy marketing business performs transaction execution, risk management, settlement, information technology, regulatory, legal and human resource functions. This business also provides us with valuable market intelligence regarding pricing dynamics, regulatory regimes and market participants and was responsible for the aggregate sale in Canada and the United States of approximately 20 TWh of generation in 2023.
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
Our Approach to Sustainability
Our approach to sustainability is a key part of how we conduct our business as an investor, owner and operator of one of the world’s largest publicly traded platforms for renewable power, sustainable solutions and decarbonization solutions. We believe that strong sustainability principles, practices and performance support creating a resilient business and generating long-term value for our stakeholders.
We embed sustainability throughout our investment process, starting with due diligence and through to our exit from the investment. We tailor sustainability due diligence, leveraging our investment and operating expertise and using guidance from the Sustainability Accounting Standards Board. We seek to proactively identify material sustainability risks and opportunities most relevant to the investment and tailor our due diligence work accordingly. After acquiring or investing in an asset, we implement a tailored integration plan that includes material sustainability-related priorities. The management teams within each regional business are accountable for integrating new investments and managing sustainability risks and opportunities through the investment’s life cycle. Sustainability integration and performance are reviewed centrally on a regular basis through our formal governance processes. Finally, as part of our divestiture process, we outline potential value creation from several different factors, including sustainability considerations.
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

We recognize the importance of reducing the emissions from our own business. We have set an ambition to deliver net-zero emissions across our business by 2050 or sooner and to accelerate the global transition. The ambition is aligned with our strategy and underpinned by three goals:
•Achieve net zero for Scope 1 & Scope 2 market-based emissions by 2030 across our existing renewable operations. This target is supported by established plans with a primary focus on emissions reductions, including increasing the use of renewable energy to power our assets and offices. In addition, we are working to enhance the reporting of Scope 3 emissions across our wider value chain and aim to set a Scope 3 target in the future.
•From 2022, develop an additional 21,000 MW of new clean energy capacity by 2030, which would represent a doubling of our operating portfolio to 42,000 MW. In 2023, we developed approximately 5,000 MW of new clean energy capacity, and we have developed approximately 8,000 MW since setting our target. We expect to accomplish the remaining capacity growth by executing on opportunities in our existing development pipeline as well as continuing to pursue acquisitions. See Item 3.D “Risk Factors — Risks Relating to Our Growth Strategy.”
•Set emissions reduction targets and plans to align with the Paris Agreement for 100% of carbon intensive investments. We seek opportunities to help businesses – primarily those in the energy, utility and industrial sectors – to align with the goals of the Paris Agreement by setting interim and long-term targets against Paris-aligned pathways and integrating these targets into the strategy, business plan and governance processes of new acquisitions.
We integrate wider environmental considerations, including biodiversity protection and water and waste management, into our decision-making and activities, while striving for continuous improvement in our environmental management system and overall performance. Our engagement and collaboration with stakeholders, including communities, Indigenous peoples, local agencies and environmental NGOs, enhance our understanding of ecosystems, the potential environmental impacts of our facilities and development of associated management plans.
We also support the market for green financing products, helping to accelerate the transformation and decarbonization of global electricity generation, while reducing the cost of our borrowing. Our Green Financing Committee, comprised of representatives from our Capital Markets and Treasury teams, manages our sustainable financing strategy in collaboration with Brookfield Renewable’s Sustainability Team. The Chief Financial Officer of our Service Provider oversees our strategy and includes these matters in reports to the board of directors of the Managing General Partner.
In 2023, we issued approximately $5 billion of green financings at both the corporate and project levels. This brought our aggregate green issuances to approximately $15 billion, as of December 31, 2023. Additionally, in January 2024, we issued an additional C$400 million in green financings at the corporate level. We updated our Green Financing Framework which received a medium green overall rating by second-party opinion provider S&P, with all of our eligible investment categories receiving medium or dark green classifications under S&P’s Shade of Green methodology. All of our project-level green bonds received over 90 out of 100 Green Evaluation scores from S&P. S&P cited that Brookfield Renewable’s environmental stewardship, commitment to renewable power and use of proceeds towards renewable power generation contributed to this top score.
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
Across our value chain, we strive to build strong relationships with our community partners. We proactively engage with communities and strive to create shared value. We believe having transparent and well-established relationships with local stakeholders is key to successfully developing and operating our facilities. When considering investing in or building a new facility, we conduct assessments and due diligence to identify local stakeholders. Stakeholders can include communities, landowners, business owners, municipalities, recreational organizations, NGOs or others potentially affected by or interested in our operations. We consult and work proactively with local stakeholders to ensure that their interests and safety are appropriately integrated into our decision-making, developments and operations.
We are dedicated to treating stakeholders, including employees, customers, suppliers, and the communities in which we operate with dignity and respect. Our human rights policy and program includes adhering to all laws and regulations that apply to our operations regarding fair labor and employment conditions and making efforts within our business to enhance our due diligence, key contract terms, policies, procedures and collaboration with respect to our human rights and the supply chain. Our commitment to human rights is integrated throughout our decision-making and operations.
Governance
We maintain high ethical standards across our organization, key elements of which include our Code of Business Conduct and Ethics, Anti-Bribery and Anti-Corruption Policy, a whistleblower hotline, and supporting controls and procedures. To ensure best practices are adopted by our contractors, we have established a Vendor Code of Conduct to better ensure that our contractors’ values, priorities and business practices are aligned with our own. The standards set by these policies are designed to meet or exceed applicable law and regulation. We recognize the importance of transparently reporting our sustainability programs and our ESG progress to stakeholders including our investors. As such, we began publishing an annual sustainability report in 2020 detailing how we embed environmental, social and governance principles into our business and also continue to report in alignment with the recommendations of the Taskforce on Climate-related Financial Disclosures.
Oversight of our sustainability matters resides with our Board of Directors and senior leadership team:
•Board of Directors: The board of directors of the Managing General Partner and its committees oversee our sustainability strategy, which is focused on decarbonization, and review our sustainability approach and performance throughout the year. It also reviews global policies related to sustainability and monitors the performance of our regional businesses. The board of directors of the Managing General Partner receives quarterly updates on sustainability performance.
•Executive Management Team: The Chief Executive Officer of the Service Provider has ultimate accountability for implementing strategy for the business, including the delivery of sustainability programs and goals. The Chief Executive Officer of the Service Provider and the executive management team set and provide oversight for delivery of the strategic vision and priorities of our business.
•Regional Business Leads: The Chief Executive Officers of our regional businesses implements local objectives within their business and are accountable for sustainability performance.
•Sustainability Steering Committee: Our Sustainability Steering Committee sets sustainability goals, shares best practices, monitors progress and performance against our goals and seeks opportunities for improvement. The committee includes the Chief Executive Officers of our regional operating businesses, our Chief Sustainability Officer, and our Chief Risk Officer along with various sustainability and operations experts from across our businesses.
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
•Investment Review: The Service Provider incorporates sustainability factors, including climate-related considerations, into the due diligence process for potential investments, including reviewing material sustainability and other findings from due diligence, prior to investment decisions being made.
A proactive and focused approach continuing to build upon our high sustainability standards creates value in our business. The initiatives we undertake and the investments we make in building our business are guided by our core set of values around sustainability, as we create a culture and organization that we believe can be successful today and in the future. For a discussion of the individuals from Brookfield’s management team that are expected to be involved in our business, see Item 6.A. “Directors and Senior Management — Our Management”. Also see Item 3.D “Risk Factors — General Risk Factors — New regulatory initiatives related to sustainability, ESG and/or changing market perception of our businesses could adversely impact our business.”

4.C    ORGANIZATIONAL STRUCTURE
Organizational Chart
The simplified chart below presents a summary of our ownership and organizational structure. Please note that on this chart all interests are 100% unless otherwise indicated. “GP Interest” denotes a general partnership interest and “LP Interest” denotes a limited partnership interest. BEP’s sole material assets are an approximate 59% LP Interest in BRELP and preferred limited partnership interests in BRELP. The Brookfield Holders, collectively, indirectly hold the remaining 40% LP Interest in BRELP, a 26% LP Interest in BEP and a 0.01% and 1% GP Interest in BEP and BRELP, respectively, for an aggregate indirect ownership interest in BEP of approximately 47% on a fully-exchanged basis, assuming the exchange of all of the outstanding Redeemable/Exchangeable partnership units and BEPC exchangeable shares. For more details on the exchange mechanism, see Item 10.B “Memorandum and Articles of Association — Description of the Amended and Restated Limited Partnership Agreement of BRELP — Redemption-Exchange Mechanism”. Brookfield’s indirect 1% GP Interest in BRELP entitles it to receive incentive distributions linked to the growth of BRELP’s distributions. This simplified chart should be read in conjunction with the explanation of our ownership and organizational structure below and the information included under Item 6.A “Directors and Senior Management” and Item 7. “Major Shareholders and Related Party Transactions”.
(1)    Brookfield’s general partner interest is held through Brookfield Renewable Partners Limited, a Bermuda company that is indirectly wholly-owned by Brookfield Corporation.
(2)    Brookfield’s limited partnership interest in BRELP, held in Redeemable/Exchangeable partnership units, is redeemable for cash or exchangeable for LP units in accordance with the redemption-exchange mechanism contained in BRELP’s limited partnership agreement, which could result in the Brookfield Holders collectively owning approximately 56% of BEP's issued and outstanding LP units assuming exchange of the Redeemable/Exchangeable partnership units (and including the issued and outstanding LP units that Brookfield currently also owns). See Item 10.B “Memorandum and Articles of Association – Description of the Amended and Restated Limited Partnership of BRELP – Redemption-Exchange Mechanism”.
(3)    As of February 23, 2024, the Brookfield Holders, collectively, own approximately 47% of BEP on a fully-exchanged basis, assuming the exchange of all of the outstanding Redeemable/Exchangeable partnership units and all of the outstanding BEPC exchangeable shares.
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
(9)    BEP has voting control of BRELP by way of a voting agreement. See Item 7.B “Related Party Transactions – Voting Agreement”.
(10)    As of February 23, 2024, the Brookfield Holders collectively hold approximately 25% of the BEPC exchangeable shares and BEP owns all of BEPC's class B shares and class C shares. BEPC exchangeable shares and class B shares control 25% and 75%, respectively, of the aggregate voting rights of the shares of BEPC. Through their ownership of BEPC exchangeable shares and BEPC’s class B shares, the Brookfield Holders and BEP collectively hold an approximate 81.2% voting interest in BEPC. See Item 10.B “Memorandum and Articles of Association – BEPC”.
Brookfield Renewable Partners L.P.
BEP is a Bermuda exempted limited partnership that was established on June 27, 2011 under the provisions of the Bermuda Partnership Acts. The address of our registered and head office is 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda, and the telephone number is 441-294-3304.
BEP’s sole material assets are its approximate 59% LP Interest in BRELP and preferred limited partnership interests in BRELP. We anticipate that the only distributions BEP will receive in respect of its limited partnership interests in BRELP will consist of amounts to assist us in making distributions to our LP unitholders in accordance with our distribution policy, to our Preferred Unitholders in accordance with the terms of our Preferred Units and to allow us to pay expenses as they become due. The declaration and payment of cash distributions by BEP is at the discretion of the Managing General Partner, which is not required to make such distributions. In addition, BEP will not be permitted to make a distribution on our LP units unless all accrued distributions have been paid in respect of the Class A Preferred Units and all other units of BEP ranking prior to or on a parity with the Class A Preferred Units. See Item 4.B “Business Overview — Our LP Unit Distribution Reinvestment Plan”.
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
Canadian Finco
Canadian Finco is an indirect wholly-owned subsidiary of BEP incorporated under the ABCA on September 14, 2011. Other than approximately C$3.9 billion aggregate principal amount of publicly issued Canadian Bonds and notes and a receivable from an indirect wholly-owned subsidiary of BEP, Canadian Finco has no significant assets or liabilities, no subsidiaries and no operations of its own. The Canadian Bonds are guaranteed by the Canadian Bond Guarantors.
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
The Canadian Bonds (other than the Series 15, Series 16 and Series 17 notes) are governed under the 2011 Bond Indenture and the Series 15, Series 16 and Series 17 notes are governed under the 2021 Bond Indenture. All Canadian Bonds are guaranteed by BEP and the other Canadian Bond Guarantors as described below under “— 2021 Bond Indenture and Guarantees”. The Canadian Bonds consist of the following fixed rate medium-term notes:

Medium-term notes	Maturity	Interest Rate	Principal Amount as at December 31, 2023 (in millions)
Series 4 (C$150 million)	2036	5.84%	C$150 million
Series 9 (C$400 million)	2025	3.75%	C$400 million
Series 10 (C$500 million)	2027	3.63%	C$500 million
Series 11 (C$475 million)	2029	4.25%	C$475 million
Series 12 (C$475 million)	2030	3.38%	C$475 million
Series 13 (C$300 million)	2049	4.29%	C$300 million
Series 14 (C$425 million)	2050	3.33%	C$425 million
Series 15 (C$400 million)	2032	5.88%	C$400 million
Series 16 (C$400 million)	2033	5.29%	C$400 million
Additionally, in January 2024, Canadian Finco issued C$400 million aggregate principal amount of Series 17 fixed rate medium-term notes, maturing in 2054, with an interest rate of 5.318%.
Bond Indentures and Guarantees
2011 Bond Indenture and Guarantees
The 2011 Bond Indenture provides for the issuance of one or more series of unsecured debentures or notes of Canadian Finco, a wholly-owned subsidiary of BEP, by way of supplemental indentures. The 2011 Bond Indenture amends and restates the trust indenture dated December 16, 2004, as amended, supplemented or restated, between Brookfield, Bank of New York Mellon and BNY Trust Company of Canada (the “Original Bond Indenture”). The 2011 Bond Indenture provided for Canadian Finco to assume Brookfield’s obligations in respect of the Series 3 and Series 4 notes issued under supplemental indentures to the Original Bond Indenture. The Amended and Restated Second Supplemental Indenture to the Original Bond Indenture, dated October 27, 2006, provides for the issue of C$150 million aggregate principal amount of Series 4 medium-term notes. The Ninth Supplemental Indenture, dated March 6, 2015, provides for the issue of C$400 million aggregate principal amount of Series 9 notes. The Tenth Supplemental Indenture, dated August 12, 2016, provides for the issue of C$500 million aggregate principal amount of Series 10 notes. The Eleventh Supplemental Indenture, dated September 20, 2018, provides for the issue of C$475 million aggregate principal amount of Series 11 medium-term notes. The Twelfth Supplemental Indenture, dated September 13, 2019, provides for the issue of C$475 million aggregate principal amount of Series 12 notes. The Thirteenth Supplemental Indenture, dated September 13, 2019, provides for the issue of C$300 million aggregate principal amount of Series 13 notes. The Fourteenth Supplemental Indenture, dated August 13, 2020, provides for the issue of C$425 million aggregate principal amount of Series 14 notes. Canadian Bonds are unconditionally guaranteed by BEP and the other Canadian Bond Guarantors as to payment of the principal of, premium, if any, and interest on all debentures issued by Canadian Finco under the 2011 Bond Indenture from time to time and all other obligations and liabilities owing by Canadian Finco to the trustee under the 2011 Bond Indenture. Pursuant to the guarantees, each of the Canadian Bond Guarantors has agreed to not enter into any transaction whereby all or substantially all of the undertaking, property and assets of the Canadian Bond Guarantor would become the property of any other person unless the other person assumed the obligations of the Canadian Bond Guarantor under the guarantee and certain other conditions are met or unless the transaction is between or among any one or more of Canadian Finco, the Canadian Bond Guarantor, another Canadian Bond Guarantor and/or any subsidiary of any of them.
2021 Bond Indenture and Guarantees
The 2021 Bond Indenture provides for the issuance of one or more series of unsecured debentures or notes of Canadian Finco, a wholly-owned subsidiary of BEP, by way of supplemental indentures. The First Supplemental Indenture, dated November 9, 2022, provides for the issue of C$400 million aggregate principal amount of Series 15 notes. The Second Supplemental Indenture, dated March 29, 2023, provides for the issue of C$400 million aggregate principal amount of Series 16 notes. The Third Supplemental Indenture, dated January 10, 2024, provides for the issue of C$400 million aggregate principal amount of Series 17 notes. Pursuant to the guarantees, each of the Canadian Bond Guarantors has agreed to not enter into any transaction whereby all or substantially all of the undertaking, property and assets of the Canadian Bond Guarantor would become the property of any other person unless the other person assumed the obligations of the Canadian Bond Guarantor under the guarantee and certain other conditions are met or unless the transaction is between or among any one or more of Canadian Finco, the Canadian Bond Guarantor, another Canadian Bond Guarantor and/or any subsidiary of any of them.
In November 2023, Brookfield Renewable Investments Limited, formerly a Canadian Bond Guarantor, continued from Bermuda into Ontario and subsequently amalgamated with BEP Subco Inc. pursuant to the provisions of the Business Corporations Act (Ontario). The continuing entity, BEP Subco Inc., is a Canadian Bond Guarantor.
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
In addition to the approximately $610 million aggregate principal amount of publicly issued Perpetual Notes, NA Holdco indirectly holds most of Brookfield Renewable’s North American operating assets as well as its interest in BEPC. The Perpetual Notes are guaranteed by the Perpetual Note Guarantors.
In November 2023, Brookfield Renewable Investments Limited, formerly a Perpetual Note Guarantor, continued from Bermuda into Ontario and subsequently amalgamated with BEP Subco Inc. pursuant to the provisions of the Business Corporations Act (Ontario). The continuing entity, BEP Subco Inc., is a Perpetual Note Guarantor.

Inter-Corporate Relationships
The following table provides the name, the percentage of voting securities owned, controlled or directed, directly or indirectly, by us, and the jurisdiction of incorporation, continuance, formation or organization of our significant subsidiaries as at December 31, 2023.

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
Certain comparative figures have been reclassified to conform to the current year’s presentation.

Organization of the Management’s Discussion and Analysis

PART 1 – 2023 HIGHLIGHTS

YEAR ENDED DECEMBER 31 (MILLIONS, EXCEPT AS NOTED)	2023	2022
Selected financial information
Revenues	$5,038	$4,711
Net loss attributable to Unitholders(1)	(100)	(295)
Basic and diluted net loss per LP unit(2)	(0.32)	(0.60)
Proportionate Adjusted EBITDA(3)	2,182	2,002
Funds From Operations(3)	1,095	1,005
Funds From Operations per Unit(3)(4)	1.67	1.56
Distribution per LP unit	1.35	1.28

Operational information
Capacity (MW)	32,949	25,377
Total generation (GWh)
Long-term average generation	75,584	63,656
Actual generation	69,704	63,036

Proportionate generation (GWh)
Actual generation	29,467	28,669
(1)Includes $91 million loss attributed to Limited Partner equity, $57 million loss attributed to BEPC exchangeable shares, $63 million loss attributed to Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield, and $111 million income General partnership interest in a holding subsidiary held by Brookfield.
(2)Average LP units for the year ended December 31, 2023 were 282.4 million (2022: 275.2 million).
(3)Non-IFRS measure. For reconciliations to the most directly comparable IFRS measure, see “Cautionary Statement Regarding Use of Non-IFRS Measures” and “PART 4 – Financial Performance Review on Proportionate Information – Reconciliation of Non-IFRS Measures”.
(4)Average Units outstanding for the year ended December 31, 2023 were 657.1 million (2022: 645.9 million), being inclusive of our LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and GP interest.

AS AT DECEMBER 31 (MILLIONS, EXCEPT AS NOTED)	December 31, 2023	December 31, 2022
Liquidity and Capital Resources
Available liquidity	$4,121	$3,695
Debt to capitalization – Corporate	12%	11%
Debt to capitalization – Consolidated	40%	39%
Non-recourse borrowings – Consolidated	91%	91%
Fixed rate debt exposure on a proportionate basis(1)	96%	97%
Corporate borrowings
Average debt term to maturity	10 years	11 years
Average interest rate	4.3%	4.1%
Non-recourse borrowings on a proportionate basis
Average debt term to maturity	12 years	12 years
Average interest rate	5.4%	4.9%
(1)Total floating rate exposure is 12% (2022: 10%) of which 8% (2022: 7%) is related to floating rate debt exposure of certain foreign regions-outside of North America and Europe due to the high cost of hedging associated with those regions.

Operations
Funds From Operations of $1,095 million or $1.67 on a per Unit basis is higher than the prior year driven by:
•Contributions from growth, both from acquisitions and 4,511 MW of new development projects reaching commercial operation;
•Strong asset availability across our fleet; and
•Higher realized prices across most markets after adjusting for recent acquisitions on the back of inflation escalation and commercial initiatives
After deducting non-cash depreciation, deferred income tax, foreign exchange and financial instruments gain and other, net loss attributable to Unitholders was $100 million or $0.32 per LP unit, compared to net loss attributable to Unitholders of $295 million or $0.60 per LP unit in the prior year.
Refer to Part 2 - Financial Performance Review on Consolidated Information in this Management’s Discussion and Analysis for details on consolidated statements of income (loss).
We continue to be the partner of choice to procure clean power:
•We advanced commercial priorities including securing contracts for new developments for almost 50 terawatt hours of generation, of which over 90% is with corporate customers
Liquidity and Capital Resources
Our best-in-class balance sheet with investment grade BBB+ credit rating and access to diverse sources of capital continue to differentiate our business and enable us to opportunistically invest when capital becomes scarce
•Liquidity position remains robust, with $4.1 billion of total available liquidity, providing significant flexibility to fund growth, and no meaningful near-term maturities
•Closed approximately $15 billion in non-recourse financings generating almost $500 million in upfinancings to Brookfield Renewable
•During the year, issued C$400 million of 10-year medium-term notes and issued an additional C$400 million 30-year medium-term notes in January 2024, extending our average corporate term-to-maturity from 10 to 12 years
•On the back of significant outperformance of our growth targets, we completed a $650 million equity financing through a bought deal of both 8.2 million LP units and 7.43 million BEPC exchangeable shares, and a concurrent private placement of 5.15 million LP units
•Continued to execute our asset recycling initiatives generating $800 million ($500 million net to Brookfield Renewable) over the past 12-months generating nearly three times our invested capital and providing funds for growth
Growth and Development
During the year, together with our institutional partners, we have deployed, or agreed to deploy a record of approximately $9 billion of capital (approximately $2 billion net to Brookfield Renewable) into investments across all our key markets, including:
•Completed the acquisition of Westinghouse for $4.37 billion ($442 million net to Brookfield Renewable), a leading global provider of highly technical and critical clean energy services to the nuclear industry in a strategic partnership with Cameco
•Completed the acquisition of a U.S. renewable portfolio, Deriva Energy for $1.08 billion (expected $308 million net to Brookfield Renewable), one of the largest renewable platforms in the U.S. with 5.9 GW of operating and under construction wind, utility scale solar and storage assets, and a 6.1 GW development pipeline. We expect to hold a 28% interest in the investment ($303 million net to Brookfield Renewable).
•Completed the acquisition of the remaining 50% interest in X-Elio which we did not own for total consideration of $893 million ($76 million net to Brookfield Renewable)

•Completed the acquisition of U.K. Wind Portfolio, Banks Renewables for $625 million ($296 million net to Brookfield Renewable), a leading independent UK renewables developer with approximately 260 MW operating onshore wind assets, 800 MW of near-term development and another 3 GW of later stage projects. We expect to hold a 20% interest in the investment ($125 million net to Brookfield Renewable).
•Invested in a leading renewable platform in India with operating and development assets, to provide a structured U.S. dollar financing solution in the form of convertible securities with an initial investment of $400 million ($80 million net to Brookfield Renewable) and the option to invest up to $600 million ($120 million net to Brookfield Renewable) in additional convertible securities to finance the company’s renewable development pipeline, as well as investing in a solar panel manufacturing facility and a green ammonia production facility; and
•Agreed to invest up to $360 million ($72 million net to Brookfield Renewable) to acquire a 55% stake in a leading commercial and industrial renewable platform based in India with 4,500 megawatts of operating and development pipeline
We continued to accelerate our development activities
•We accelerated our development activities, commissioning almost 5,000 MW of new projects globally across wind, solar and battery storage as well as 15 TMTPA of carbon capture and storage, and 402,265 MMBtu of agricultural renewable natural gas through our sustainable solutions portfolio further diversifying and growing our cash flows. We expect commissioned capacity to contribute ~$65 million of incremental FFO annually on a run-rate basis. Our near-term development pipeline expanded to approximately 23,800 MW, which, along with our sustainable solutions pipeline, is expected to contribute approximately $300 million of FFO annually on a run-rate basis to Brookfield Renewable once commissioned

PART 2 – FINANCIAL PERFORMANCE REVIEW ON CONSOLIDATED INFORMATION
The following table reflects key financial data for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2023	2022	2021
Revenues	$5,038	$4,711	$4,096
Direct operating costs	(1,933)	(1,434)	(1,365)
Management service costs	(205)	(243)	(288)
Interest expense	(1,627)	(1,224)	(981)
Depreciation	(1,852)	(1,583)	(1,501)
Income tax recovery (expense)	48	2	(14)
Net income (loss)	616	138	(66)
	Average FX rates to USD
C$	1.35	1.30	1.25
	€0.92	0.95	0.85
R$	4.99	5.16	5.40
COP	4,328	4,253	3,742
Current Year Variance Analysis (2023 vs 2022)
Revenues totaling $5,038 million represents an increase of $327 million compared to prior year due to the growth of our business and higher realized prices. Recently acquired and commissioned facilities contributed 6,706 GWh of generation and $311 million of revenues, which was partially offset by recently completed asset sales that reduced generation by 1,134 GWh and revenues by $89 million. On a same store, constant currency basis, revenues increased by $124 million as the benefits from higher realized prices across most markets on the back of inflation escalation and commercial initiatives were partially offset by lower hydrology at our Canadian and Colombian hydroelectric assets and lower average revenue per MWh at our European wind and solar assets as a result of adjustments to the regulated price earned in Spain that decreased revenue in the short term but has no impact on the value of the asset given the regulatory construct.
During the year there was an unfavorable foreign exchange impact of $19 million on revenue as well as a $17 million unfavorable foreign exchange impact on our operating and interest expenses.
Direct operating costs totaling $1,933 million represents an increase of $499 million compared to prior year due to additional costs from our recently acquired and commissioned facilities and higher power purchases in Colombia, which are passed through to our customers, partly offset by our recently completed asset sales and the above noted strengthening of the U.S. dollar.
Management service costs totaling $205 million represents a decrease of $38 million compared to prior year.
Interest expense totaling $1,627 million represents an increase of $403 million compared to prior year due to growth in our portfolio and upfinancings completed in the prior year at our North American and South American hydroelectric assets to fund the growth of our business.
Depreciation expense totaling $1,852 million represents an increase of $269 million compared to prior year due to the growth of our business.
Net income totaling $616 million represents an increase of $478 million compared to prior year due to the above noted items, other income relating to non-recurring income and a gain on sale of non-core wind assets.

Prior Year Variance Analysis (2022 vs 2021)
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
Net income totaling $138 million represents an increase of $204 million over the same period in the prior year.

PART 3 – ADDITIONAL CONSOLIDATED FINANCIAL INFORMATION
SUMMARY CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
The following table provides a summary of the key line items on the audited annual consolidated statements of financial position as at December 31:

(MILLIONS)	2023	2022
Assets held for sale	$—	$938
Current assets	4,610	4,183
Equity-accounted investments	2,546	1,392
Property, plant and equipment, at fair value	64,005	54,283
Total assets	76,128	64,111
Liabilities directly associated with assets held for sale	—	351
Corporate borrowings	2,833	2,548
Non-recourse borrowings	26,869	22,302
Deferred income tax liabilities	7,174	6,507
Total liabilities and equity	76,128	64,111
	FX rates to USD
C$	1.33	1.35
	€0.91	0.93
R$	4.84	5.22
COP	3,822	4,810
Property, plant and equipment
Property, plant and equipment totaled $64.0 billion as at December 31, 2023 compared to $54.3 billion as at December 31, 2022 representing an increase of $9.7 billion. Our acquisitions during the year, included a 136 MW portfolio of operating wind assets in Brazil, a fully integrated developer and operator of renewable power assets in the United States with 5,900 MW of operating and under construction assets, with a 6,100 MW development pipeline, a 60 MW portfolio of operating wind assets in Brazil, and a leading commercial and industrial renewable platform based in India with 4,500 MW of operating and development assets, as well as our continued investments in the development of power generating assets which combined increased property, plant and equipment by $9.1 billion. The weakening of the U.S. dollar versus the Colombian Peso and Brazilian Reais increased property, plant and equipment by $2.7 billion. The increase was partly offset by, the sale of our 26 MW solar asset in Uruguay and depreciation expense associated with property, plant and equipment of $1.8 billion.
Assets held for sale and Liabilities directly associated with assets held for sale
Assets held for sale and Liabilities directly associated with assets held for sale totaled nil and nil , respectively, as at December 31, 2023 compared to $938 million and $351 million, respectively, as at December 31, 2022.
In the first quarter of 2023, Brookfield Renewable’s institutional partners completed the sale of a 78% interest in a 378 MW operating hydroelectric portfolio in the U.S., of which 28% was sold to affiliates of Brookfield Corporation. Brookfield Renewable retained its 22% interest in the investment and accordingly, did not receive any proceeds from the sale. Subsequent to the completion of the sale, Brookfield Renewable no longer consolidates this investment and recognized its interest as an equity-accounted investment.
In the second quarter of 2023, Brookfield Renewable, together with its institutional partners, completed the sale of wind assets in the U.S. that were acquired in 2022.

In the third quarter of 2023, Brookfield Renewable, together with its institutional partners, completed the sale of its 100% interest in a 95 MW portfolio of wind assets and 100% interest in a 26 MW solar asset in Uruguay.
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
Brookfield Renewable participates with institutional partners in Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV, Brookfield Infrastructure Fund V, Brookfield Infrastructure Income Fund, Brookfield Global Transition Fund I, Brookfield Global Transition Fund II, and Brookfield Infrastructure Debt Fund (“Private Funds”), each of which is a Brookfield sponsored fund, and in connection therewith, Brookfield Renewable, together with our institutional partners, has access to financing using the Private Funds’ credit facilities.
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
On June 16, 2023, Brookfield Renewable completed the issuance of 8,200,000 LP Units and 7,430,000 class A exchangeable subordinated voting shares of BEPC (“Exchangeable shares”) on a bought deal basis at a price of $30.35 per LP Unit and $33.80 per Exchangeable Share for gross proceeds of $500 million. Concurrently, a subsidiary of Brookfield Reinsurance purchased 5,148,270 LP units at the LP unit offering price (net of underwriting commission). The aggregate gross proceeds of the offering and the concurrent private placement was approximately $650 million. Brookfield Renewable incurred $20 million in related transaction costs inclusive of fees paid to underwriters.
Brookfield Corporation has provided a $400 million committed unsecured revolving credit facility maturing in December 2024 and the draws bear interest at the Secured Overnight Financing Rate plus a margin. During the current period, there were no draws on the committed unsecured revolving credit facility provided by Brookfield Corporation. Brookfield Corporation may from time to time place funds on deposit with Brookfield Renewable which are repayable on demand including any interest accrued. There were nil funds placed on deposit with Brookfield Renewable as at December 31, 2023 (2022: nil). The interest expense on the deposit and draws from the credit facility for the year ended December 31, 2023 totaled nil (2022: nil and 2021: $2 million)
On November 7, 2023, Brookfield Renewable, together with institutional partners, through a strategic partnership with Cameco Corporation, acquired 100% of Westinghouse, one of the world’s largest nuclear services businesses, from our affiliate Brookfield Business Partners L.P. and its institutional partners, for $4.37 billion (approximately $437 million invested by Brookfield Renewable).
In addition, our company has executed, amended, or terminated other agreements with Brookfield that are described in Note 28 – Related party transactions in our audited annual consolidated financial statements. For a description of certain of our agreements with Brookfield, please see Item 7.B “Related Party Transactions” in our Form 20-F for the annual period ended December 31, 2023.
The following table reflects the related party agreements and transactions in the audited annual consolidated statements of income (loss), for the year ended December 31:

(MILLIONS)	2023	2022	2021
Revenues
Power purchase and revenue agreements	$14	$21	$103

Direct operating costs
Energy marketing fee and other services	(5)	(1)	(8)
Insurance services(1)	—	—	(26)
	$(5)	$(1)	$(34)
Interest expense
Borrowings	$(35)	$—	$(2)
Contract balance accretion	(26)	(20)	(21)
	$(61)	$(20)	$(23)

Other
Distribution income	$8	$—	$—
Other related party services	$3	$(5)	$(4)
Financial instrument gain/loss	$21	$5	$—

Management service costs	$(205)	$(243)	$(288)
(1)Prior to November 2021, insurance services were paid to external insurance service providers through subsidiaries of Brookfield Corporation. The fees paid to the subsidiaries of Brookfield Corporation in 2023 were nil (2022 was nil and 2021: was nil). As of November 2021, Brookfield, through a regulated subsidiary, began providing insurance coverage through third-party commercial insurers for the benefits of certain entities in North America. The premiums and claims paid are not included in the table above.

The following table reflects the impact of the related party agreements and transactions on the consolidated balance sheets as at December 31:

(MILLIONS)	Related party	2023	2022
Current assets
Trade receivables and other current assets
Contract asset	Brookfield	$61	$54
Due from related parties
Amounts due from	Brookfield(1)	1,386	105
	Equity-accounted investments and other	57	18
		1,443	123
Non-current assets
Financial instrument assets	Brookfield	170	395

Other long-term assets
Contract asset	Brookfield	314	341

Amounts due from	Equity-accounted investments and other	135	128
Current liabilities
Contract Liability	Brookfield	35	24

Financial Instrument Liabilities	Brookfield Reinsurance	2	3

Due to related parties
Amount due to	Brookfield(1)	541	205
	Equity-accounted investments and other	13	24
	Brookfield Reinsurance	242	321
Accrued distributions payable on LP units, BEPC exchangeable shares and Redeemable/Exchangeable partnership units and GP interest	Brookfield	39	38
		835	588
Non-Current liabilities
Financial Instrument Liabilities	Brookfield Reinsurance	2	3

Due to related parties
Amount due to	Brookfield	496	—
	Equity-accounted investments and other	209	1
		705	1

Corporate borrowings	Brookfield Reinsurance	8	7

Non-recourse borrowings	Brookfield Reinsurance and associates	101	93

Other long-term liabilities
Contract liability	Brookfield	680	662

Equity
Preferred limited partners equity	Brookfield Reinsurance and associates	$11	11
(1)Includes receivables of $1,328 million (2022: $45 million) associated with the Brookfield Global Transition Fund credit facility
(2)Includes payables of $6 million (2022: $39 million), $81 million (2022: $64 million), and $307 million (2022: nil) associated with the Brookfield Infrastructure Fund IV, Brookfield Global Transition Fund, and Brookfield Global Transition Fund II credit facilities, respectively

EQUITY
General partnership interest in a holding subsidiary held by Brookfield
Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly LP unit distributions exceed specified target levels. As at December 31, 2023, to the extent that LP unit distributions exceed $0.20 per LP unit per quarter, the incentive distribution is 15% of distributions above this threshold. To the extent that quarterly LP unit distributions exceed $0.2253 per LP unit per quarter, the incentive distribution is equal to 25% of distributions above this threshold. Incentive distributions of $111 million were declared during the year ended December 31, 2023 (2022: $94 million).
Preferred equity
The Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) do not have a fixed maturity date and are not redeemable at the option of the holders. As at December 31, 2023, none of the issued Class A, Series 5 and 6 Preference Shares have been redeemed by BRP Equity.
In December 2023, the Toronto Stock Exchange accepted notice of BRP Equity's intention to renew the normal course issuer bid in connection with its outstanding Class A Preference Shares for another year to December 17, 2024, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, BRP Equity is permitted to repurchase up to 10% of the total public float for each respective series of the Class A Preference Shares. Shareholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. There were no repurchases of Class A Preference Shares during 2023 or 2022 in connection with the normal course issuer bid.
Perpetual subordinated notes
The perpetual subordinated notes are classified as a separate class of non-controlling interest on Brookfield Renewable's consolidated statements of financial position. Brookfield Renewable incurred interest of $29 million on the perpetual subordinated notes during the year ended December 31, 2023 (2022: $29 million). Interest incurred on the perpetual subordinated notes are presented as distributions in the consolidated statements of changes in equity.
Preferred limited partners’ equity
The Class A Preferred Limited Partnership Units (“Preferred units”) of Brookfield Renewable do not have a fixed maturity date and are not redeemable at the option of the holders.
In the second quarter of 2023, Brookfield Renewable declared the fixed quarterly distributions on the Class A Preferred Limited Partnership Series 13 Units during the five years commencing May 1, 2023 will be paid at an annual rate of 6.05%.
In December 2023, the Toronto Stock Exchange accepted notice of Brookfield Renewable's intention to renew the normal course issuer bid in connection with the outstanding Class A Preferred Limited Partnership Units for another year to December 17, 2024, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of its Class A Preferred Limited Partnership Units. Unitholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. No shares were repurchased during 2023 or 2022.
Limited partners’ equity, Redeemable/Exchangeable partnership units, and BEPC exchangeable shares
On June 16, 2023, Brookfield Renewable completed the issuance of 8,200,000 LP Units and 7,430,000 class A exchangeable subordinated voting shares of BEPC (“Exchangeable shares”) on a bought deal basis at a price of $30.35 per LP Unit and $33.80 per Exchangeable Share for gross proceeds of $500 million. Concurrently, a subsidiary of Brookfield Reinsurance purchased 5,148,270 LP units at the LP unit offering price (net of underwriting commission). The aggregate gross proceeds of the offering and the concurrent private placement was approximately $650 million. Brookfield Renewable incurred $20 million in related transaction costs inclusive of fees paid to underwriters.

As at December 31, 2023, Brookfield Holders held a direct and indirect interest of approximately 47% of Brookfield Renewable on a fully-exchangeable basis. Brookfield Holders own, directly and indirectly, 313,640,823 LP units, Redeemable/Exchangeable partnership units and BEPC exchangeable shares, on a combined basis and the remaining is held by public investors.
During the year ended December 31, 2023, Brookfield Renewable issued 304,899 LP units (2022: 262,177 LP units) under the distribution reinvestment plan at a total value of $8 million (2022: $9 million).
During the year ended December 31, 2023, exchangeable shareholders of BEPC exchanged 8,465 BEPC exchangeable shares (2022: 12,308 BEPC exchangeable shares) for an equivalent number of LP units amounting to less than $1 million (2022: less than $1 million).
In December 2023, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units and outstanding BEPC exchangeable shares. Brookfield Renewable is authorized to repurchase up to 14,361,497 LP units and 8,982,586 BEPC exchangeable shares, representing 5% of each of its issued and outstanding LP units and BEPC exchangeable shares. The bids will expire on December 17, 2024, or earlier should Brookfield Renewable complete its repurchases prior to such date. During the year ended December 31, 2023, there were 1,856,044 LP units (2022: nil) repurchased and cancelled at a total cost of $43 million (2022: nil). During the year ended December 31, 2023, Brookfield Corporation purchased 441,363 units (2022: nil). There were no BEPC exchangeable shares repurchased during the years ended December 31, 2023 or 2022. Subsequent to year-end, Brookfield Renewable repurchased 496,254 LP units on the Toronto Stock Exchange at a total cost of $12 million.

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
PROPORTIONATE RESULTS FOR THE YEAR ENDED DECEMBER 31
The following chart reflects the generation and summary financial figures on a proportionate basis for the year ended December 31:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA(1)		Funds From Operations
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Hydroelectric
North America	11,603	11,285	12,161	12,161	$1,029	$964	$670	$603	$402	$412
Brazil	3,974	3,828	4,099	4,060	240	197	172	167	146	138
Colombia	3,408	4,411	3,647	3,802	293	273	175	201	76	117
	18,985	19,524	19,907	20,023	1,562	1,434	1,017	971	624	667
Wind	6,367	5,951	7,865	6,797	511	538	493	430	382	326
Utility-scale solar	2,489	1,878	3,123	2,406	365	374	372	362	261	253
Distributed energy & storage	1,241	1,050	956	886	241	242	180	189	133	148
Sustainable solutions	—	—	—	—	147	48	61	8	52	6
Corporate	—	—	—	—	—	—	59	42	(357)	(395)
Total	29,082	28,403	31,851	30,112	$2,826	$2,636	$2,182	$2,002	$1,095	$1,005
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

HYDROELECTRIC OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for hydroelectric operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2023	2022
Revenue	$1,562	$1,434
Other income	33	47
Direct operating costs	(578)	(510)
Adjusted EBITDA	1,017	971
Interest expense	(367)	(262)
Current income taxes	(26)	(42)
Funds From Operations	$624	$667

Generation (GWh) – LTA	19,907	20,023
Generation (GWh) – actual	18,985	19,524
Average revenue per MWh	72	68
The following table presents our proportionate results by geography for hydroelectric operations for the year ended December 31:

	Actual Generation (GWh)		Average revenue per MWh(1)		Adjusted EBITDA(2)		Funds From Operations
(MILLIONS, EXCEPT AS NOTED)	2023	2022	2023	2022	2023	2022	2023	2022
North America
United States	7,766	7,109	$84	$83	$425	$363	$271	$270
Canada	3,837	4,176	63	63	245	240	131	142
	11,603	11,285	77	76	670	603	402	412
Brazil	3,974	3,828	60	51	172	167	146	138
Colombia	3,408	4,411	69	62	175	201	76	117
Total	18,985	19,524	$72	$68	$1,017	$971	$624	$667
(1)Average revenue per MWh was adjusted to net the impact of power purchases and any revenue with no corresponding generation.
(2)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
North America
Funds From Operations at our North American business were $402 million in 2023 versus $412 million in the prior year as the benefit from favorable hydrology conditions in the United States (9% above prior year) and higher average revenue per MWh due to inflation indexation on our contracted generation was offset by lower resources in our high value Canadian markets and higher interest expense due to financing initiatives completed to fund growth.
Brazil
Funds From Operations at our Brazilian business were $146 million in 2023 versus $138 million in the prior year. Excluding a positive ruling that benefited the prior year ($15 million), Funds From Operations was $23 million higher than the prior year due to favorable generation and higher average revenue per MWh due to inflation indexation on contracted generation.

Colombia
Funds From Operations at our Colombian business were $76 million in 2023 versus $117 million in the prior year. On a constant currency basis, Adjusted EBITDA was in-line with the prior year as the benefit from higher average revenue per MWh due to stronger market prices was offset by lower resources as the prior year benefited from well above LTA conditions. This was offset by higher interest expense as a result of accelerated refinancing initiatives completed in the first half of the prior year to fund growth and a weaker Colombian peso versus the U.S. dollar.
WIND OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for wind operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2023	2022
Revenue	$511	$538
Other income	146	56
Direct operating costs	(164)	(164)
Adjusted EBITDA	493	430
Interest expense	(105)	(96)
Current income taxes	(6)	(8)
Funds From Operations	$382	$326

Generation (GWh) – LTA	7,865	6,797
Generation (GWh) – actual	6,367	5,951
Average revenue per MWh	$76	$82
Funds From Operations at our wind business were $382 million in 2023 versus $326 million in the prior year primarily due to the benefit from growth, including the completion of our 850-megawatt repowering project in the U.S, newly acquired and commissioned facilities ($31 million and 1,084 GWh), inflation indexation on our contracted generation, and gains on sale of non-core assets and development assets being partially offset by lower average revenue per MWh as a result of adjustments to the regulated price earned by our Spanish assets that decreased revenues in the short term but has no impact on value given the regulatory construct.
UTILITY-SCALE SOLAR OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for utility-scale solar operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2023	2022
Revenue	$365	$374
Other income	106	90
Direct operating costs	(99)	(102)
Adjusted EBITDA	372	362
Interest expense	(110)	(102)
Current income taxes	(1)	(7)
Funds From Operations	$261	$253

Generation (GWh) – LTA	3,123	2,406
Generation (GWh) – actual	2,489	1,878
Average revenue per MWh	$147	$197

Funds From Operations at our utility-scale solar business were $261 million in 2023 versus $253 million in the prior year, as the benefits from newly acquired and commissioned facilities ($16 million and 560 GWh) and gains on sale of development assets was partially offset by lower generation on a same store basis and lower average revenue per MWh due to adjustments to the regulated price earned by our Spanish assets that decreased revenues in the short term but has no impact on value given the regulatory construct.
DISTRIBUTED ENERGY & STORAGE OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for distributed energy & storage business for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2023	2022
Revenue	$241	$242
Other income	20	23
Direct operating costs	(81)	(76)
Adjusted EBITDA	180	189
Interest expense	(43)	(40)
Current income taxes	(4)	(1)
Funds From Operations	$133	$148

Generation (GWh) – LTA	956	886
Generation (GWh) – actual	1,241	1,050
Average revenue per MWh	$174	$197
Funds From Operations at our distributed energy & storage business were $133 million in 2023 versus $148 million in the prior year as the benefits from recent acquisitions and development activities and stronger resources was offset by a decrease in average revenue per MWh due to generation mix and lower grid stability prices at our pumped storage facilities driven by lower pricing volatility.

SUSTAINABLE SOLUTIONS OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for sustainable solutions business for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2023	2022
Revenue	$147	$48
Other income	19	3
Direct operating costs	(105)	(43)
Adjusted EBITDA	61	8
Interest expense	(6)	(2)
Current income taxes	(3)	—
Funds From Operations	$52	$6
Funds From Operations at our sustainable solutions business were $52 million in 2023 versus $6 million in the prior year due to growth and development including our investment in Westinghouse, which closed in the fourth quarter.

CORPORATE
The following table presents our results for corporate for the year ended December 31:

(MILLIONS)	2023	2022
Other income	$88	$73
Direct operating costs	(29)	(31)
Adjusted EBITDA	59	42
Current income taxes	—	(1)
Management service costs	(205)	(243)
Interest expense	(114)	(94)
Distributions(1)	(97)	(99)
Funds From Operations	$(357)	$(395)
(1)Distributions on Preferred Units, Class A Preference Shares and Perpetual Subordinated Notes.

PROPORTIONATE RESULTS FOR THE YEAR ENDED DECEMBER 31, 2022 AND 2021
The following chart reflects the generation and summary financial figures on a proportionate basis for the year ended December 31:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA(1)		Funds From Operations
	2022	2021	2022	2021	2022	2021	2022	2021	2022	2021
Hydroelectric
North America	11,285	10,470	12,161	12,167	$964	$876	$603	$569	$412	$409
Brazil	3,828	3,626	4,060	4,004	197	169	167	155	138	131
Colombia	4,411	3,950	3,802	3,555	273	224	201	159	117	128
	19,524	18,046	20,023	19,726	1,434	1,269	971	883	667	668
Wind	5,951	6,096	6,797	7,249	538	556	430	511	326	396
Utility-scale solar	1,878	1,777	2,406	2,016	374	348	362	298	253	185
Distributed energy & storage	1,050	1,014	886	861	242	215	189	160	148	128
Sustainable solutions	—	—	—	—	48	27	8	13	6	5
Corporate	—	—	—	—	—	—	42	11	(395)	(448)
Total	28,403	26,933	30,112	29,852	$2,636	$2,415	$2,002	$1,876	$1,005	$934
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

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
WIND OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for wind operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2022	2021
Revenue	$538	$556
Other income	56	126
Direct operating costs	(164)	(171)
Adjusted EBITDA	430	511
Interest expense	(96)	(106)
Current income taxes	(8)	(9)
Funds From Operations	$326	$396

Generation (GWh) – LTA	6,797	7,249
Generation (GWh) – actual	5,951	6,096
Funds From Operations at our wind business were $326 million in 2022 versus $396 million in the prior year. On a same store basis, net of growth, and asset sales in 2021 at our North America and Europe portfolios ($130 million and 387 GWh), Funds From Operations were higher than prior year due to favorable resources and a higher average revenue per MWh due to inflation indexation, generation mix and higher market prices in Spain.
UTILITY-SCALE SOLAR OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for utility-scale solar operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2022	2021
Revenue	$374	348
Other income	90	39
Direct operating costs	(102)	(89)
Adjusted EBITDA	362	298
Interest expense	(102)	(111)
Current income taxes	(7)	(2)
Funds From Operations	$253	$185

Generation (GWh) – LTA	2,406	2,016
Generation (GWh) – actual	1,878	1,777
Funds From Operations at our utility-scale solar business were $253 million in 2022 versus $185 million in the prior year, as the benefit from newly acquired and commissioned facilities, including a gain on sale of a solar development project in North America ($25 million and 249 GWh), and higher market prices in Spain was partly offset by lower resources.

DISTRIBUTED ENERGY & STORAGE OPERATIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for distributed energy & storage business for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2022	2021
Revenue	$242	$215
Other income	23	—
Direct operating costs	(76)	(55)
Adjusted EBITDA	189	160
Interest expense	(40)	(30)
Current income taxes	(1)	(2)
Funds From Operations	$148	$128

Generation (GWh) – LTA	886	861
Generation (GWh) – actual	1,050	1,014
Funds From Operations at our distributed energy & storage business were $148 million in 2022 versus $128 million in the prior year primarily due to the benefit from growth and higher pricing for grid stability services provided by our pumped storage facilities on the back of higher and more volatile power prices.
SUSTAINABLE SOLUTIONS ON PROPORTIONATE BASIS
The following table presents our proportionate results for sustainable solutions business for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2022	2021
Revenue	$48	$27
Other income	3	3
Direct operating costs	(43)	(17)
Adjusted EBITDA	8	13
Interest expense	(2)	(8)
Current income taxes	—	—
Funds From Operations	$6	$5
Funds From Operations at our sustainable solutions business were $6 million in 2022 versus $5 million in the prior year primarily due to the benefit from the growth of our structured financial investments and business transformation portfolios.
CORPORATE
The following table presents our results for corporate for the year ended December 31:

(MILLIONS)	2022	2021
Other income	$73	$41
Direct operating costs	(31)	(30)
Adjusted EBITDA	42	11
Current income taxes	(1)	—
Management service costs	(243)	(288)
Interest expense	(94)	(78)
Distributions(1)	(99)	(93)
Funds From Operations	$(395)	$(448)
(1)Distributions on Preferred Units and Class A Preference Shares.

RECONCILIATION OF NON-IFRS MEASURES
The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the year ended December 31, 2023:

	Attributable to Unitholders
	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Net income (loss)	$207	$28	$188	$307	$209	$(90)	$102	$(335)	$616
Add back or deduct the following:
Depreciation	424	101	127	709	348	56	85	2	1,852
Deferred income tax expense (recovery)	(69)	3	5	20	(43)	(37)	(22)	(33)	(176)
Foreign exchange and financial instrument loss (gain)	(153)	(2)	(7)	(239)	(17)	(5)	(89)	10	(502)
Other(1)	19	12	8	(111)	(171)	111	3	23	(106)
Management service costs	—	—	—	—	—	—	—	205	205
Interest expense	333	48	364	297	282	59	94	150	1,627
Current income tax expense	1	8	76	20	13	—	—	10	128
Amount attributable to equity accounted investments and non-controlling interests(2)	(92)	(26)	(586)	(510)	(249)	86	(112)	27	(1,462)
Adjusted EBITDA	670	172	175	493	372	180	61	59	2,182

(1)Other corresponds to certain non-recurring other income items as well as certain non-recurring amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Refer to Note 7 - Other Income in the Audited Consolidated Financial Statements. Also refer to Note 9 - Other in the Audited Consolidated Financial Statements for more details on the other balance, which includes the company’s economic share of certain non-cash items, foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term.
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

The following table reflects Adjusted EBITDA and provides a reconciliation to net income (loss) for the year ended December 31, 2022:

	Attributable to Unitholders
	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Net income (loss)	$(72)	$61	$370	$7	$(56)	$122	$2	$(296)	$138
Add back or deduct the following:
Depreciation	414	91	108	552	291	96	28	3	1,583
Deferred income tax expense (recovery)	(86)	(20)	40	35	(35)	(3)	(1)	(80)	(150)
Foreign exchange and financial instrument loss (gain)	255	(3)	(69)	(77)	80	(39)	(8)	(6)	133
Other(1)	21	13	31	113	109	—	77	93	457
Management service costs	—	—	—	—	—	—	—	243	243
Interest expense	302	47	237	254	195	78	2	109	1,224
Current income tax expense	3	8	112	16	7	—	2	—	148
Amount attributable to equity accounted investments and non-controlling interests(2)	(234)	(30)	(628)	(470)	(229)	(65)	(94)	(24)	(1,774)
Adjusted EBITDA	$603	$167	$201	$430	$362	$189	$8	$42	$2,002
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Refer to Note 9 - Other in the Audited Consolidated Financial Statements for more details on the other balance, which includes the company’s economic share of certain non-cash items, foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term.
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

The following table reflects Adjusted EBITDA and provides a reconciliation to net income (loss) for the year ended December 31, 2021:

	Attributable to Unitholders
	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Net income (loss)	$31	$56	$222	$(88)	$6	$96	$(32)	$(357)	$(66)
Add back or deduct the following:
Depreciation	368	74	103	597	263	83	11	2	1,501
Deferred income tax expense (recovery)	(50)	(2)	175	(37)	(34)	(9)	1	(73)	(29)
Foreign exchange and financial instrument loss (gain)	74	2	(29)	40	(23)	5	(1)	(36)	32
Other(1)	(3)	13	39	151	92	25	27	108	452
Management service costs	—	—	—	—	—	—	—	288	288
Interest expense	255	33	119	247	187	12	36	92	981
Current income tax expense	3	9	13	13	5	—	—	—	43
Amount attributable to equity accounted investments and non-controlling interests(2)	(109)	(30)	(483)	(412)	(198)	(52)	(29)	(13)	(1,326)
Adjusted EBITDA	569	155	159	511	298	160	13	11	1,876
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Refer to Note 9 - Other in the Audited Consolidated Financial Statements for more details on the other balance, which includes the company’s economic share of certain non-cash items, foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term.
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

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Funds From Operations for the years indicated:

(MILLIONS)	2023	2022	2021
Net income (loss)	$616	$138	$(66)
Add back or deduct the following:
Depreciation	1,852	1,583	1,501
Deferred income tax recovery	(176)	(150)	(29)
Foreign exchange and financial instruments (gain) loss	(502)	133	32
Other(1)	(106)	457	452
Amount attributable to equity accounted investments and non-controlling interest(2)	(589)	(1,156)	(956)
Funds From Operations	$1,095	$1,005	$934
(1)Other corresponds to certain non-recurring other income items as well as certain non-recurring amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Refer to Note 7 - Other Income in the Audited Consolidated Financial Statements. Also refer to Note 9 - Other in the Audited Consolidated Financial Statements for more details on the other balance, which includes the company’s economic share of certain non-cash items, foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term.
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
The following table reconciles the per unit non-IFRS financial measures to the most directly comparable IFRS measures. Basic earnings per LP unit is reconciled to Funds From Operations per Unit, for the years indicated:

	2023	2022	2021
Basic loss per LP unit(1)	$(0.32)	$(0.60)	$(0.69)
Depreciation	1.55	1.45	1.43
Foreign exchange and financial instruments (gain) loss	(0.21)	0.30	0.20
Deferred income tax recovery	(0.19)	(0.24)	(0.21)
Other(2)	0.84	0.65	0.72
Funds From Operations per Unit(3)	$1.67	$1.56	$1.45
(1)During the year ended December 31, 2023, on average there were 282.4 million LP units outstanding (2022: 275.2 million, 2021: 274.9 million).
(2)Other corresponds to certain non-recurring other income items as well as certain non-recurring amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Refer to Note 7 - Other Income in the Audited Consolidated Financial Statements. Also refer to Note 9 - Other in the Audited Consolidated Financial Statements for more details on the other balance, which includes the company’s economic share of certain non-cash items, foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term.
(3)Average units outstanding, for the year ended December 31, 2023, were 657.1 million (2022: 645.9 million, 2021: 645.6 million), being inclusive of GP interest, Redeemable/Exchangeable partnership units, LP units, and BEPC exchangeable shares.

CONTRACT PROFILE
We operate our power business on a largely contracted basis to provide a high degree of predictability in Funds From Operations. We maintain a long-term view that electricity prices and the demand for electricity will rise due to electrification of the global economy including segments like industrial and transportation as well as from increasing digitalization. We also expect demand for clean power to grow on the increasing level of acceptance around climate change, the legislated requirements in some areas to diversify away from fossil fuel based generation and because renewables are the cheapest form of bulk electricity generation.
In Brazil and Colombia, we also expect power prices will continue to be supported by the need to build new supply over the medium-to-long term to serve growing demand. In these markets, contracting for power is the only current mechanism to buy and sell power, and therefore we would expect to capture rising prices as we re-contract our power over the medium-term.
The following table sets out our power contracts over the next five years for generation output in North America, Brazil, Europe and certain other countries, assuming long-term average on a proportionate basis. The table excludes Brazil and Colombia hydroelectric portfolios, where we would expect the energy associated with maturing contracts to be re-contracted in the normal course given the construct of the respective power markets. In these countries we currently have a contracted profile of approximately 93% and 70%, respectively, of the long-term average and we would expect to maintain this going forward. Overall, our power portfolio has a weighted-average remaining contract duration of 13 years on a proportionate basis.

(GWh, except as noted)	2024	2025	2026	2027	2028
Hydroelectric
North America
United States(1)	7,261	6,728	5,602	5,318	4,674
Canada	3,620	3,620	3,620	3,620	3,620
	10,881	10,348	9,222	8,938	8,294
Wind	7,979	7,934	7,837	7,537	7,404
Utility-scale solar	3,765	3,802	3,792	3,782	3,745
Distributed energy & storage	983	974	963	944	931
Sustainable solutions	44	36	32	32	31
Contracted on a proportionate basis	23,652	23,094	21,846	21,233	20,405
Uncontracted on a proportionate basis	3,376	3,934	5,182	5,795	6,623
Long-term average on a proportionate basis	27,028	27,028	27,028	27,028	27,028
Non-controlling interests	45,043	45,043	45,043	45,043	45,043
Total long-term average	72,071	72,071	72,071	72,071	72,071
Contracted generation as a % of total generation on a proportionate basis	88%	85%	81%	79%	75%
Price per MWh – total generation on a proportionate basis	$79	$79	$80	$81	$83
(1)Includes generation of 1,777 GWh for 2024, 1,546 GWh for 2025, 947 GWh for 2026, and 640 GWh for 2027 secured under financial contracts.
Weighted-average remaining power contract durations on a proportionate basis are 15 years in North America, 13 years in Europe, 9 years in Brazil, 4 years in Colombia, and 13 years across our remaining jurisdictions.
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
The majority of Brookfield Renewable’s long-term power purchase agreements within our North American and European businesses are with investment-grade rated or creditworthy counterparties. The economic exposure of our contracted generation on a proportionate basis is distributed as follows: power authorities (37%), distribution companies (22%), commercial and industrial users (29%), and Brookfield (12%).

PART 5 – LIQUIDITY AND CAPITAL RESOURCES
CAPITALIZATION
A key element of our financing strategy is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment-grade basis with no maintenance covenants. Substantially all of our debt is either investment grade rated or sized to investment grade and approximately 91% of debt is non-recourse.
The following table summarizes our capitalization as at December 31:

	Corporate		Consolidated
(MILLIONS, EXCEPT AS NOTED)	2023	2022	2023	2022
Commercial paper(1)	183	249	183	249
Debt
Medium-term notes(2)	2,660	2,307	2,660	2,307
Non-recourse borrowings(3)	—	—	27,020	22,321
	2,660	2,307	29,680	24,628
Deferred income tax liabilities, net(4)	—	—	6,930	6,331
Equity
Non-controlling interest	—	—	18,863	14,755
Preferred equity	583	571	583	571
Perpetual subordinated notes	592	592	592	592
Preferred limited partners’ equity	760	760	760	760
Unitholders’ equity	9,181	9,608	9,181	9,608
Total capitalization	$13,776	$13,838	$66,589	$57,245
Debt-to-total capitalization	19%	17%	45%	43%
Debt-to-total capitalization (market value)(5)	12%	11%	40%	39%
(1)Draws on corporate credit facilities and commercial paper issuances are excluded from the debt-to-total capitalization ratios as they are not a permanent source of capital.
(2)Medium-term notes are unsecured and guaranteed by Brookfield Renewable and excludes $10 million (2022: $8 million) of deferred financing fees, net of unamortized premiums.
(3)Consolidated non-recourse borrowings include $2,626 million (2022: $1,838 million) borrowed under a subscription facility of a Brookfield sponsored private fund and excludes $140 million (2022: $124 million) of deferred financing fees and $11 million (2022: $105 million) of unamortized premiums.
(4)Deferred income tax liabilities less deferred income tax assets.
(5)Based on market values of Preferred equity, Perpetual subordinated notes, Preferred limited partners’ equity and Unitholders’ equity.

AVAILABLE LIQUIDITY
The following table summarizes the available liquidity as at December 31:

(MILLIONS)	2023	2022
Brookfield Renewable's share of cash and cash equivalents	$567	$444
Investments in marketable securities	309	211
Corporate credit facilities
Authorized credit facilities	2,375	2,375
Draws on credit facilities(1)	(165)	—
Authorized letter of credit facility	500	500
Issued letters of credit	(307)	(344)
Available portion of corporate credit facilities	2,403	2,531
Available portion of subsidiary credit facilities on a proportionate basis	842	509
Available liquidity	$4,121	$3,695
(1)Relates to letter of credit issued against Brookfield Renewable’s corporate credit facilities.
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

BORROWINGS
The composition of debt obligations, overall maturity profile, and average interest rates associated with our borrowings and credit facilities on a proportionate basis as at December 31 is presented in the following table:

	2023			2022
	Weighted-average			Weighted-average
(MILLIONS, EXCEPT AS NOTED)	Interest rate %(1)	Term (years)	Total(1)	Interest rate %(1)	Term (years)	Total(1)
Corporate borrowings
Credit facilities	N/A	5	$—	N/A	5	$—
Commercial paper	6.0	<1	183	5.1	<1	249
Medium-term notes	4.3	10	2,660	4.1	11	2,307
Proportionate non-recourse borrowings(2)(3)
Hydroelectric	6.0	12	5,215	5.7	13	5,150
Wind	5.0	9	2,408	4.6	9	1,935
Utility-scale solar	5.1	13	2,596	3.6	13	2,367
Distributed energy and storage	4.5	8	917	4.3	9	897
Sustainable solutions	6.6	7	391	—	—	—
	5.4	12	11,527	4.9	12	10,349
			$14,370			$12,905
Proportionate unamortized financing fees, net of unamortized premiums			(88)			(64)
			14,282			12,841
Equity-accounted borrowings			(987)			(373)
Non-controlling interests and other(4)			16,407			12,382
As per IFRS Statements			$29,702			$24,850
(1)Includes cash yields on tax equity.
(2)Includes adjustments for project-level refinancing subsequent to December 31, 2023.
(3)See “Part 8 – Presentation to Stakeholders and Performance Measurement” for information on proportionate debt.
(4)Includes tax equity liability.

The following table summarizes our undiscounted principal repayments, scheduled amortization and interest repayable on a proportionate basis as at December 31, 2023:

(MILLIONS)	2024	2025	2026	2027	2028	Thereafter	Total
Debt principal repayments(1)
Medium-term notes(2)	$—	$302	$—	$377	$—	$1,981	$2,660
Non-recourse borrowings(3)
Hydroelectric	80	385	269	172	189	1,309	2,404
Wind	100	19	73	1	186	298	677
Utility-scale solar	2	21	43	1	196	280	543
Distributed energy & storage	3	153	—	1	66	195	418
Sustainable solutions	1	5	2	1	12	344	365
	186	583	387	176	649	2,426	4,407
Amortizing debt principal repayments
Non-recourse borrowings
Hydroelectric	163	164	180	152	174	1,985	2,818
Wind	194	178	175	173	154	855	1,729
Utility-scale solar	152	161	150	154	149	1,286	2,052
Distributed energy & storage	43	38	36	31	30	336	514
Sustainable solutions	4	2	1	—	—	—	7
	556	543	542	510	507	4,462	7,120
Total	$742	$1,428	$929	$1,063	$1,156	$8,869	$14,187
Interest payable(1)(2)(4)
Medium-term notes(1)	$113	$107	$102	$95	$88	$669	$1,174
Non-recourse borrowings
Hydroelectric	320	291	258	229	200	1,571	2,869
Wind	118	99	87	76	64	172	616
Utility-scale solar	113	115	106	97	85	356	872
Distributed energy & storage	43	38	31	29	27	48	216
Sustainable solutions	26	25	26	25	25	4	131
	620	568	508	456	401	2,151	4,704
Total	$733	$675	$610	$551	$489	$2,820	$5,878
(1)Draws on corporate credit facilities and commercial paper issuances are excluded from the debt repayment schedule as they are not a permanent source of capital.
(2)Medium-term notes are unsecured and guaranteed by Brookfield Renewable and excludes $10 million (2022: $8 million) of deferred financing fees, net of unamortized premiums.
(3)Includes adjustments for project-level refinancing subsequent to December 31, 2023.
(4)Represents aggregate interest payable expected to be paid over the entire term of the obligations, if held to maturity. Variable rate interest payments have been calculated based on estimated interest rates.
We remain focused on refinancing near-term facilities on acceptable terms and maintaining a manageable maturity ladder. We do not anticipate material issues in addressing our borrowings through 2028 on acceptable terms and will do so opportunistically based on the prevailing interest rate environment.
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

To fund large scale development projects and acquisitions, we will evaluate a variety of capital sources including proceeds from selling mature businesses and upfinancings, in addition to raising money in the capital markets through equity, debt and preferred share issuances. Furthermore, we have $2.38 billion committed revolving credit facilities available for investments and acquisitions, as well as funding the equity component of organic growth initiatives. The facilities are intended, and have historically been used, as a bridge to a long-term financing strategy rather than a permanent source of capital.
CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the key items in the audited annual consolidated statements of cash flows, for the year ended December 31:

(MILLIONS)	2023	2022	2021
Cash flow provided by (used in):
Operating activities	1,865	1,711	734
Financing activities	2,596	3,489	2,143
Investing activities	(4,356)	(5,066)	(2,544)
Foreign exchange (loss) gain on cash	38	(28)	(35)
Increase in cash and cash equivalents	$143	$106	$298
Operating Activities
Cash flows provided by operating activities for the year ended December 31, 2023, totaled $1,865 million compared to $1,711 million in 2022 and $734 million in 2021, reflecting the strong operating performance of our business during the period.
Financing Activities
Cash flows provided by financing activities totaled $2,596 million for the year ended December 31, 2023. The strength of our balance sheet and access to diverse sources of capital allowed us to fund the growth as discussed below and allowed us to generate net proceeds of $2,208 million for the year ended December 31, 2023, including the issuance of C$400 million ($293 million) of medium term notes and $630 million of equity financing net of transaction fees through a bought deal of both LP units and BEPC exchangeable shares, and a concurrent private placement of LP units during the second quarter of 2023.
Distributions, including incentive distributions to the general partners, paid during the year ended December 31, 2023, 2022 and 2021 to Unitholders were $990 million, $915 million and $854 million, respectively. We increased our distributions to $1.35 per LP unit in 2023 (2022: $1.28 and 2021: $1.22), representing a 5.5% increase per LP unit, which took effect in the first quarter of 2023. The distributions paid to preferred shareholders, preferred limited partners' unitholders, perpetual subordinate notes, and participating non-controlling interests in operating subsidiaries during the year ended December 31, 2023, 2022 and 2021 totaled $967 million, $1,372 million and $900 million, respectively. Our non-controlling interest contributed capital, net of capital repaid, of $2,345 million during the year ended December 31, 2023.
Cash flows provided by financing activities totaled $3,489 million for the year ended December 31, 2022. The strength of our balance sheet and access to diverse sources of capital allowed us to fund the growth of our business and generate $3,486 million of net proceeds from commercial paper, corporate and non-recourse upfinancings, as well as issue $115 million of fixed-rate green perpetual Class A preferred limited partnership units and $296 million of 10-year corporate green bonds.
Cash flows provided by financing activities totaled $2,143 million for the year ended December 31, 2021. The strength of our balance sheet and access to diverse sources of capital allowed us to fund the growth of our business and generate $3,225 million of net proceeds from corporate and non-recourse upfinancings, including a C$1.1 billion strategic financing of a Canadian hydro facility concurrent with signing a power purchase agreement with Hydro Quebec and $592 million of net proceeds from the issuance of our inaugural perpetual green subordinated notes. During the year, we redeemed our Series 9 Preferred Limited Partnership Units for $153 million.

Investing Activities
Cash flows used in investing activities totaled $4,356 million for the year ended December 31, 2023. During the year, we invested $2,160 million into growth including the acquisition of Westinghouse through a strategic partnership, the purchase of an incremental 4% interest in X-Elio, a developer and operator of renewable power assets in the US with 5,900 MW of operating and under construction assets and a 6,100 MW development pipeline, a UK renewable developer with 260 MW onshore wind assets, 800 MW near-term development and another 3 GW of later stage projects, renewable platforms in India with 4,500 MW of operating and development assets, 136 MW and 60 MW portfolios of operating wind assets in Brazil, a distributed generation platform with approximately 730 MW of development pipeline in Brazil, and a 200 MW solar development project in China. Our continued investment in our property, plant and equipment, including 675 MW of wind, solar and distributed generation development projects in the U.S., 248 MW of wind development projects in Brazil, 281 MW of wind development projects in China, 268 MW of solar development assets in India and 60 MW of solar assets in Colombia totaled $2,809 million for the year ended December 31, 2023, partially offset by proceeds of $648 million generated from the sale of non-core wind and solar assets and securities for the year ended December 31, 2023.
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

SHARES, NOTES AND UNITS OUTSTANDING
Shares and units outstanding as at December 31 are as follows:

	December 31, 2023	December 31, 2022
Class A Preference Shares(1)	31,035,967	31,035,967
Perpetual Subordinated Notes	24,400,000	24,400,000
Preferred Units(2)	38,000,000	38,000,000
GP interest	3,977,260	3,977,260
Redeemable/Exchangeable partnership units	194,487,939	194,487,939
BEPC exchangeable shares
Balance, beginning of year	172,218,098	172,203,342
Issuance	7,441,893	27,064
Exchanged for BEP LP units	(8,465)	(12,308)
Balance, end of period	179,651,526	172,218,098
LP units
Balance, beginning of year	275,358,750	275,084,265
Issuance	13,348,270	—
Repurchase of LP units for cancellation	(1,856,044)	—
Distribution reinvestment plan	304,899	262,177
Issued in exchange for BEPC exchangeable shares	8,465	12,308
Balance, end of period	287,164,340	275,358,750
Total LP units on a fully-exchanged basis(3)	661,303,805	642,064,787
(1)Class A Preference Shares are broken down by series as follows: 6,849,533 Series 1 Class A Preference Shares are outstanding; 3,110,531 Series 2 Class A Preference Shares are outstanding; 9,961,399 Series 3 Class A Preference Shares are outstanding; 4,114,504 Series 5 Class A Preference Shares are outstanding; and 7,000,000 Series 6 Class A Preference Shares are outstanding.
(2)Preferred Units are broken down by series and certain series are convertible on a one for one basis at the option of the holder as follows: 7,000,000 Series 7 Preferred Units are outstanding (convertible for Series 8 Preferred Units beginning on January 31, 2026); 10,000,000 Series 13 Preferred Units are outstanding (convertible for Series 14 Preferred Units beginning on April 30, 2028); 7,000,000 Series 15 Preferred Units are outstanding (convertible for Series 16 Preferred Units beginning on April 30, 2024); 8,000,000 Series 17 Preferred Units are outstanding; and 6,000,000 Series 18 Preferred Units are outstanding.
(3)The fully-exchanged amounts assume the exchange of all Redeemable/Exchangeable partnership units and BEPC exchangeable shares for LP units.
DIVIDENDS AND DISTRIBUTIONS
The following table summarizes the dividends and distributions declared and paid, for the year ended December 31:

	Declared			Paid
(MILLIONS)	2023	2022	2021	2023	2022	2021
Class A Preference Shares	$27	$26	$26	$27	$26	$26
Perpetual Subordinated Notes	$29	$29	$12	$29	$27	$9
Class A Preferred LP units	$41	$44	$55	$41	$44	$55
Participating non-controlling interests – in operating subsidiaries	$1,428	$1,275	$810	$870	$1,275	$810
GP Interest and incentive distributions	$116	$100	$85	$116	$100	$85
Redeemable/Exchangeable partnership units	$265	$250	$237	$263	$250	$237
BEPC exchangeable shares	$241	$220	$209	$241	$220	$207
LP units	$383	$355	$335	$370	$345	$325

LP unit distributions per unit on an annualized basis were increased as follows:

Date of Increase	Amount of Increase	% Increase	Annual Distribution	Distribution Effective Date
February 2020	$0.06	5%	$1.16	March 2020
February 2021	$0.06	5%	$1.22	March 2021
February 2022	$0.06	5%	$1.28	March 2022
February 2023	$0.07	5%	$1.35	March 2023
February 2024	$0.07	5%	$1.42	March 2024

CONTRACTUAL OBLIGATIONS
Please see Note 27 – Commitments, contingencies and guarantees in the audited annual consolidated financial statements for further details on the following:
•Commitments – Water, land, and dam usage agreements, and agreements and conditions on committed acquisitions of operating portfolios and development projects;
•Contingencies – Legal proceedings, arbitrations and actions arising in the normal course of business, and providing for letters of credit; and
•Guarantees – Nature of all the indemnification undertakings and guarantees to third-parties for certain transactions.
SUPPLEMENTAL FINANCIAL INFORMATION
In April 2021 and December 2021, Brookfield BRP Holdings (Canada) Inc., a wholly-owned subsidiary of Brookfield Renewable, issued $350 million and $260 million, respectively, of perpetual subordinated notes at a fixed rate of 4.625% and 4.875%, respectively.
These notes are fully and unconditionally guaranteed, on a subordinated basis by each of Brookfield Renewable Partners L.P., BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Europe Holdings Limited, and BEP Subco Inc (together, the "guarantor subsidiaries"). The other subsidiaries of Brookfield Renewable do not guarantee the securities and are referred to below as the “non-guarantor subsidiaries”.
Pursuant to Rule 13-01 of the SEC's Regulation S-X, the following table provides combined summarized financial information of Brookfield BRP Holdings (Canada) Inc. and the guarantor subsidiaries for the year ended December 31:

(MILLIONS)	2023	2022	2021
Revenues(1)	$—	$—	$—
Gross profit	—	—	—
Dividend income from non-guarantor subsidiaries	511	777	562
Net income	428	708	532
(1)Brookfield Renewable's total revenues for the year ended December 31, 2023 were $5,038 million (2022: $4,711 million and 2021: $4,096 million).

(MILLIONS)	December 31, 2023	December 31, 2022
Current assets(1)	$776	$820
Total assets(2)(3)	2,521	2,253
Current liabilities(4)	8,399	7,862
Total liabilities(4)	8,455	7,877
(1)Amount due from non-guarantor subsidiaries was $767 million (2022: $809 million).
(2)Brookfield Renewable's total assets as at December 31, 2023 and December 31, 2022 were $76,128 million and $64,111 million.
(3)Amount due from non-guarantor subsidiaries was $2,421 million (2022: $2,167 million).
(4)Amount due to non-guarantor subsidiaries was $8,045 million (2022: $7,408 million).

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
Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for reserve accounts. As at December 31, 2023, letters of credit issued amounted to $2,126 million (2022: $1,609 million).

PART 6 – SELECTED QUARTERLY INFORMATION
HISTORICAL OPERATIONAL AND FINANCIAL INFORMATION

YEAR ENDED DECEMBER 31 (MILLIONS, EXCEPT AS NOTED)	2023	2022	2021
Operational information:
Capacity (MW)	32,949	25,377	21,049
Total generation (GWh)
Long-term average generation	75,584	63,656	58,913
Actual generation	69,704	63,036	56,629
Proportionate generation (GWh)
Actual generation	29,467	28,669	27,150
Additional financial information:
Net loss attributable to Unitholders	$ (100)	$ (295)	$ (368)
Basic loss per LP unit(1)	(0.32)	(0.60)	(0.69)
Proportionate Adjusted EBITDA(2)	2,182	2,002	1,876
Funds From Operations(2)	1,095	1,005	934
Funds From Operations per Unit(2)(3)	1.67	1.56	1.45
Distribution per LP unit	1.35	1.28	1.22
YEAR ENDED DECEMBER 31 (MILLIONS, EXCEPT AS NOTED)	2023	2022	2021
Property, plant and equipment, at fair value	$ 64,005	$ 54,283	$ 49,432
Equity-accounted investments	2,546	1,392	1,107
Total assets	76,128	64,111	55,867
Total borrowings	29,702	24,850	21,529
Deferred income tax liabilities	7,174	6,507	6,215
Other liabilities	9,273	6,468	4,127
Participating non-controlling interests – in operating subsidiaries	18,863	14,755	12,303
General partnership interest in a holding subsidiary held by Brookfield	55	59	59
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	2,684	2,892	2,894
BEPC exchangeable shares	2,479	2,561	2,562
Preferred equity	583	571	613
Perpetual subordinated notes	592	592	592
Preferred limited partners’ equity	760	760	881
Limited partners’ equity	3,963	4,096	4,092
Total liabilities and equity	76,128	64,111	55,867
Debt-to-total capitalization (market value)(4)	40%	39%	33%
(1)For the year ended December 31, 2023, average LP units totaled 282.4 million (2022: 275.2 million and 2021: 274.9 million)
(2)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure, See “Cautionary Statement Regarding Use of Non-IFRS Measures” and “PART 4 – Financial Performance Review on Proportionate Information – Reconciliation of Non-IFRS Measures”.
(3)Average Units outstanding for the year ended December 31, 2023 totaled 657.1 million (2022: 645.9 million and 2021: 645.6 million) being inclusive of our LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and GP interest.
(4)Based on market values of Preferred equity, Perpetual subordinated notes, Preferred limited partners’ equity and Unitholders’ equity.

SUMMARY OF HISTORICAL QUARTERLY RESULTS
The following is a summary of unaudited quarterly financial information for the last eight consecutive quarters:

	2023				2022
(MILLIONS, EXCEPT AS NOTED)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total Generation (GWh) – LTA	22,641	16,800	18,622	17,636	17,692	15,097	16,280	15,097
Total Generation (GWh) – actual	17,006	15,870	17,798	18,875	16,450	14,906	16,488	15,196
Proportionate Generation (GWh) – LTA	8,512	7,112	8,403	7,899	7,655	6,905	8,152	7,414
Proportionate Generation (GWh) – actual	7,151	6,533	7,543	8,243	6,826	6,440	7,978	7,425
Revenues	$1,323	$1,179	$1,205	$1,331	$1,196	$1,105	$1,274	$1,136
Net income (loss) attributable to Unitholders	35	(64)	(39)	(32)	(82)	(136)	1	(78)
Basic loss per LP unit	0.01	(0.14)	(0.10)	(0.09)	(0.16)	(0.25)	(0.03)	(0.16)
Funds From Operations	255	253	312	275	225	243	294	243
Funds From Operations per Unit	0.38	0.38	0.48	0.43	0.35	0.38	0.46	0.38
Distribution per LP unit	0.34	0.34	0.34	0.34	0.32	0.32	0.32	0.32

PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED DECEMBER 31
The following chart reflects the generation and summary financial figures on a proportionate basis for the three months ended December 31:

	(GWh)				(MILLIONS)
	Actual Generation		LTA Generation		Revenues		Adjusted EBITDA(1)		Funds From Operations
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Hydroelectric
North America	2,456	2,427	2,910	2,910	$199	$219	$121	$131	$55	$87
Brazil	892	960	1,036	1,020	59	55	40	40	34	38
Colombia	789	1,222	995	1,064	87	68	41	58	16	33
	4,137	4,609	4,941	4,994	345	342	202	229	105	158
Wind	1,978	1,531	2,529	1,929	138	143	131	124	103	97
Utility-scale solar	658	414	834	551	85	77	121	54	93	29
Distributed energy & storage(2)	272	209	189	181	51	70	42	48	26	35
Sustainable solutions	—	—	—	—	93	13	28	2	22	1
Corporate	—	—	—	—	—	—	6	4	(94)	(95)
Total	7,045	6,763	8,493	7,655	$712	$645	$530	$461	$255	$225
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
(2)Actual generation includes 99 GWh (2022: 70 GWh) from facilities that do not have a corresponding long-term average. See PART 9 – Presentation to Stakeholders’ for why we do not consider long-term average for certain of our facilities.
For the three months ended December 31, 2023, Funds From Operations were $255 million versus $225 million in the prior year. Funds From Operations increased $30 million primarily due to contributions from growth, strong asset availability, and favorable hydroelectric generation, particularly at our assets in the Brazil and Colombia.

RECONCILIATION OF NON-IFRS MEASURES
The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the three months ended December 31, 2023:

	Attributable to Unitholders
	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Net income (loss)	$34	$1	$32	$142	$190	$(100)	$44	$(79)	$264
Add back or deduct the following:
Depreciation	110	26	34	215	98	28	6	—	517
Deferred income tax expense (recovery)	(36)	5	(2)	(39)	(31)	(41)	—	(7)	(151)
Foreign exchange and financial instrument loss (gain)	(55)	(1)	1	(50)	38	35	(57)	19	(70)
Other(1)	10	3	5	(147)	(158)	90	(17)	(9)	(223)
Management service costs	—	—	—	—	—	—	—	50	50
Interest expense	77	11	97	85	96	27	19	49	461
Current income tax expense	—	2	16	7	6	—	—	8	39
Amount attributable to equity accounted investments and non-controlling interests(2)	(19)	(7)	(142)	(82)	(118)	3	33	(25)	(357)
Adjusted EBITDA	121	40	41	131	121	42	28	6	530
(1)Other corresponds to certain non-recurring other income items as well as certain non-recurring amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Refer to Note 7 - Other Income in the Audited Consolidated Financial Statements. Also refer to Note 9 - Other in the Audited Consolidated Financial Statements for more details on the other balance, which includes the company’s economic share of certain non-cash items, foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term.
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

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the three months ended December 31, 2022:

	Attributable to Unitholders
	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Net income (loss)	$38	$27	$96	$31	$(90)	$24	$13	$(79)	$60
Add back or deduct the following:
Depreciation	105	23	24	135	88	27	5	1	408
Deferred income tax expense (recovery)	(37)	(18)	3	(6)	(26)	(6)	—	(24)	(114)
Foreign exchange and financial instrument loss (gain)	17	—	(34)	(14)	70	(31)	(8)	14	14
Other(1)	8	5	44	39	7	62	(2)	5	168
Management service costs	—	—	—	—	—	—	—	44	44
Interest expense	82	12	72	66	62	22	3	32	351
Current income tax expense (recovery)	1	—	30	8	2	—	1	—	42
Amount attributable to equity accounted investments and non-controlling interests(2)	(83)	(9)	(177)	(135)	(59)	(50)	(10)	—	(523)
Adjusted EBITDA	$131	$40	$58	$124	$54	$48	$2	$(7)	$450
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Refer to Note 9 - Other in the Audited Consolidated Financial Statements for more details on the other balance, which includes the company’s economic share of certain non-cash items, foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term.
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

The following table reconciles the non-IFRS financial metrics to the most directly comparable IFRS measures. Net income is reconciled to Funds From Operations for the three months ended December 31:

(MILLIONS)	2023	2022
Net income	$264	$60
Add back or deduct the following:
Depreciation	517	408
Deferred income (recovery)	(151)	(114)
Foreign exchange and financial instruments (gain) loss	(70)	14
Other(1)	(223)	179
Amount attributable to equity accounted investments and non-controlling interest(2)	(82)	(322)
Funds from Operations	$255	$225
(1)Other corresponds to certain non-recurring other income items as well as certain non-recurring amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Refer to Note 7 - Other Income in the Audited Consolidated Financial Statements. Also refer to Note 9 - Other in the Audited Consolidated Financial Statements for more details on the other balance, which includes the company’s economic share of certain non-cash items, foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term.
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
The following table reconciles the per Unit non-IFRS financial measures to the most directly comparable IFRS measures. Basic earnings per LP unit is reconciled to Funds From Operations per Unit, for the three months ended December 31:

	2023	2022
Basic loss per LP unit(1)	$0.01	$(0.16)
Depreciation	0.41	0.34
Foreign exchange and financial instruments (gain) loss	(0.01)	0.08
Deferred income tax recovery	(0.12)	(0.12)
Other(2)	0.09	0.21
Funds From Operations per Unit(3)	$0.38	$0.35
(1)Average LP units outstanding for the three months ended December 31, 2023 were 287.6 million (2022: 275.3 million).
(2)Other corresponds to certain non-recurring other income items as well as certain non-recurring amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Refer to Note 7 - Other Income in the Audited Consolidated Financial Statements. Also refer to Note 9 - Other in the Audited Consolidated Financial Statements for more details on the other balance, which includes the company’s economic share of certain non-cash items, foreign currency hedges and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term.
(3)Average Units for the three months ended December 31, 2023 were 665.7 million (2022: 646.0 million), being inclusive of LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and GP interest.

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
'- Enter into long-term contracts that specify the price at which electricity is sold

- Maintain a portfolio of short, medium, and long-term financial contracts to mitigate our exposure to fluctuations in electricity prices

- Ensure limits and controls are in place for trading activities

- As of December 31, 2023, we had, on a proportionate basis, approximately 88% of 2024 generation (2022: 92% of 2023 generation) contracted under power purchase agreements and financial contracts, excluding Brazil and Colombia. In Brazil and Colombia, on a proportionate basis, we had approximately 93% and 70% of 2024 (2022: 90% and 67%, of 2023, respectively) generation under power purchase agreements, respectively. See “Part 4 – Financial Performance Review on Proportionate Information”

Foreign currency
We are exposed to foreign currency risk – including Canadian dollar, Brazilian real, Euro, British pound sterling, Colombian peso, Indian rupee, and Chinese yuan – related to operations, anticipated transactions, and certain foreign currency debt.

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

- Our proportionate floating rate exposure represents 8% of our total debt, after affecting for variable-rate debt that has been hedged through the use of interest rate swaps. Our floating rate exposure arises primarily from our South American operations, as we have limited opportunities to raise fixed-rate debt or hedge due to the high associated costs

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

'- Diverse counterparty base with long-standing credit histories

- Exposure to counterparties with investment-grade credit ratings

- Use of standard trading contracts and other standard credit risk mitigation techniques

- As at December 31, 2023, 86% (2022: 89%) of Brookfield Renewable’s trade receivables were current

Liquidity
We are exposed to liquidity risk for financial liabilities.

We are also subject to internal liquidity risk because we conduct our business activities through separate legal entities (subsidiaries and affiliates) and are dependent on receipts of cash from those entities to defray corporate expenses and to make dividend and distribution payments to shareholders and Unitholders, respectively. Under the credit agreements for subsidiary debt, it is conventional for distributions of cash to Brookfield Renewable to be prohibited if the loan is in default (notably for non-payment of principal or interest) or if the entity fails to achieve a benchmark debt-service coverage ratio. Refer to Note 18 – Capital management of the annual consolidated financial statement for further disclosures.

'- As at December 31, 2023, available liquidity was $4.1 billion. Liquidity is comprised of our share of cash and cash equivalents, investments in marketable securities, the available portion of the corporate credit facilities, and our share of subsidiary credit facilities. Details of the available liquidity and debt maturity ladder are included in “Part 5 – Liquidity and Capital Resources”
- Effective and regular monitoring of debt covenants and cooperation with lenders to cure any defaults
- Target investment grade debt or debt with investment grade characteristics with the ability to absorb volatility in cash flows
- Long-term duration of debt instruments and the diversification in maturity dates over an extended period of time
- Sufficient cash from operating activities, access to undrawn credit facilities, and possible capital markets financing to fund our operations and fulfill our obligations as they become due
- Ensure access to public capital markets and maintain a strong investment grade credit rating

PART 8 – CRITICAL ESTIMATES AND JUDGMENTS IN APPLYING ACCOUNTING POLICIES
The consolidated financial statements are prepared in accordance with IFRS, which require the use of estimates and judgments in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 1 – Basis of preparation and material accounting policy information in our audited consolidated financial statements are considered critical accounting estimates as defined in Canadian National Instrument 51-102 – Continuous Disclosure Obligations with the exception of the estimates related to the valuation of property, plant and equipment, financial instruments, deferred income tax liabilities, decommissioning liabilities and impairment of goodwill. These assumptions include estimates of future electricity prices, discount rates, expected long-term average generation, inflation rates, terminal year, the amount and timing of operating and capital costs and the income tax rates of future income tax provisions. Estimates also include determination of accruals, provisions, purchase price allocations, useful lives, asset valuations, asset impairment testing and those relevant to the defined benefit pension and non-pension benefit plans. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.
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
Brookfield Renewable’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth by the years 2027 to 2035 in North America, 2030 in Colombia, and 2027 in Brazil. The year of new entry is viewed as the point when generators must build additional capacity to maintain system reliability and provide an adequate level of reserve generation with the retirement of older coal-fired plants and rising environmental compliance costs in North America and Europe, and overall increasing demand in Colombia and Brazil. For the North American and European businesses, Brookfield Renewable has estimated a discount to these new-build renewable asset prices to determine renewable electricity prices for hydroelectric, solar and wind facilities. In Brazil and Colombia, the estimate of future electricity prices is based on a similar approach as applied in North America using a forecast of the all-in cost of development.
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
NEW ACCOUNTING STANDARDS
International Tax Reform - Amendments to IAS 12- Pillar Two model rules
In May 2023, the IASB issued amendments to IAS 12 “Income Taxes” to give entities temporary mandatory relief from accounting for deferred taxes arising from the Organization for Economic Co-operation and Developments (“OECD”) international tax reform. The amendments are effective immediately upon their issue and retrospectively in accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors,” except for some targeted disclosure requirements which become effective for annual reporting periods on or after January 1, 2023. Brookfield Renewable operates in countries which have enacted new legislation to implement the global minimum top-up tax. Brookfield Renewable has applied the temporary mandatory relief from recognizing and disclosing information related to the top-up tax and will account for it as a current tax when it is incurred. The newly enacted legislation is effective from January 1, 2024 and there is no current tax impact for the year ended December 31, 2023. The global minimum top-up tax is not anticipated to have a significant impact on the financial position of Brookfield Renewable.
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

SUBSEQUENT EVENTS
Subsequent to year-end, Brookfield Renewable issued C$400 million of Series 17 medium-term notes. The medium-term notes have a fixed interest rate of 5.32% and a maturity date of January 10, 2054. The Series 17 medium-term notes are corporate-level green bonds.
Subsequent to year-end, Brookfield Renewable, together with its institutional partners, completed the acquisition of a series of development distributed generation projects in the United States totaling 93 MW for total consideration of approximately $86 million (approximately $17 million net to Brookfield Renewable). Brookfield Renewable holds a 20% interest in these investments.
Subsequent to year-end, Brookfield Renewable, together with its institutional partners, completed the acquisition of a series of development distributed generation projects in the United States totaling 60 MW for total consideration of approximately $39 million (approximately $11 million net to Brookfield Renewable). Brookfield Renewable holds a 25% interest in these investments.
Subsequent to year-end, Brookfield Renewable repurchased 496,254 LP units on the Toronto Stock Exchange at a total cost of $12 million.

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
Actual and Long-term Average Generation
For assets acquired, disposed or reached commercial operation during the year, reported generation is calculated from the acquisition, disposition or commercial operation date and is not annualized. Generation on a same store basis refers to the generation of assets that were owned during both periods presented. As it relates to Colombia only, generation includes both hydroelectric and cogeneration facilities. Distributed energy & storage includes generation from our distributed generation and pumped storage assets. Sustainable solutions includes North America cogeneration, Brazil biomass, and power transformation assets.
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
Our risk of a generation shortfall in Brazil continues to be minimized by participation in the Energy Reallocation Mechanism (“MRE”) administered by the government of Brazil. This program mitigates hydrology risk by assuring that all participants receive, at any particular point in time, an assured energy amount, irrespective of the actual volume of energy generated. The program reallocates energy, transferring surplus energy from those who generated an excess to those who generate less than their assured energy, up to the total generation within the pool. Periodically, low precipitation across the entire country’s system could result in a temporary reduction of generation available for sale. During these periods, we expect that a higher proportion of thermal generation would be needed to balance supply and demand in the country, potentially leading to higher overall spot market prices.
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
For entities previously controlled by Brookfield Corporation, the voting agreements entered into do not represent business combinations in accordance with IFRS 3, as all combining businesses are ultimately controlled by Brookfield Corporation both before and after the transactions were completed. Brookfield Renewable accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 1(s)(ii) – Critical judgments in applying accounting policies – Common control transactions in our December 31, 2023 audited consolidated financial statements for our policy on accounting for transactions under common control.
PERFORMANCE MEASUREMENT
Segment Information
Our operations are segmented by – 1) hydroelectric, 2) wind, 3) utility-scale solar, 4) distributed energy and storage (distributed generation and pumped storage), 5) sustainable solutions (renewable natural gas, carbon capture and storage, recycling, cogeneration biomass, nuclear services, and power transformation), and 6) corporate - with hydroelectric further segmented by geography (i.e., North America, Colombia, and Brazil). This best reflects the way in which the CODM reviews results of our company.
The reporting to the CODM was revised during the year to disaggregate the distributed energy & sustainable solutions business into distributed energy & storage and sustainable solutions. This change is consistent with the development of Brookfield Renewable’s business as distributed generation and sustainable solutions continue to grow as a more significant component of the business. The financial information of operating segments in the prior period has been restated to present the corresponding results of the distributed energy & storage and sustainable solutions.
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
5.E    CRITICAL ACCOUNTING ESTIMATES
See Item 5.A “Operating Results — Part 8 — Critical Estimates and Accounting Policies”.
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
The board of directors of the Managing General Partner is comprised of eight directors, seven of whom are independent pursuant to the NYSE Listed Company Manual and within the meaning of Canadian National Instrument 58-101 – Disclosure of Corporate Governance Practices. The following table presents certain information concerning the current board of directors of the Managing General Partner as of the date of this Form 20-F.

Name and Residence(1)	Age	Position	Principal Occupation

Jeffrey Blidner Ontario, Canada	75	Chair	Vice Chair of Brookfield

Scott Cutler Utah, United States	54	Director	Chief Executive Officer of StockX

Sarah Deasley London, United Kingdom	54	Director	Executive Director of Frontier Economics

Nancy Dorn(3) Georgia, United States	65	Director	Director

David Mann(2)(3)(4) Nova Scotia, Canada	84	Director	Director

Lou Maroun(3) Warwick, Bermuda	73	Director	Chairman of Sigma Capital Corporation

Stephen Westwell(2) London, United Kingdom	65	Director	Director

Patricia Zuccotti(2) Washington, United States	76	Director	Director

(1)The business address for each of the directors is 73 Front Street, Hamilton, HM 12, Bermuda.
(2)Member of the Audit Committee. Patricia Zuccotti is the Chair of the Audit Committee and is an “audit committee financial expert” as defined by the SEC. Each member of the Audit Committee is financially literate.
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
Sarah Deasley. Dr. Deasley is a director of the Managing General Partner since 2022. She is also a director of BEPC. Dr. Deasley began her career as an economist with the U.K.’s newly created electricity regulator before moving to consultancy in 1994. She is recognized for her work on the implications of the move to a low-carbon economy, including in the areas of hydrogen transition, renewables, heat decarbonization and carbon capture, utilization and storage. In 2013, she was appointed an Executive Director of Frontier Economics, one of Europe’s largest economic consultancies, where she focuses predominantly on the energy sector, and she was also appointed as a Non-Executive Director at the North Sea Transition Authority in 2020 where she serves on Nomination, Remuneration and the Audit and Risk Committees. Dr. Deasley has served as a trustee of Sustainability First since 2015 and a member of Carbon Connect’s Advisory Board since 2018. Dr. Deasley has a PhD in Economics from Imperial College, London.
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
Lou Maroun. Mr. Maroun is a director of the Managing General Partner since 2011. He is also a director of BEPC. Mr. Maroun was formerly the Executive Chairman of ING Real Estate Canada, and held executive positions in a number of real estate companies where he was responsible for overseeing operations, real estate transactions, financial oversight and management, asset and property management, as well as many other related functions. Mr. Maroun is a director of the general partner of Brookfield Property Partners L.P., where he is a member of the Audit Committee. Mr. Maroun is also Chairman of Sigma Capital Corporation with an emphasis on business strategy and strategic directions, capital markets management and mergers and acquisitions. Mr. Maroun graduated from the University of New Brunswick with a Bachelor’s degree, majoring in psychology, followed by a series of post graduate studies in finance and mortgage underwriting. In 2020, Mr. Maroun received an honorary doctorate from the University of Cape Breton, where he sits on the university’s Business Advisory Board. Mr. Maroun is a Fellow of the Royal Institute of Chartered Surveyors.
Stephen Westwell. Mr. Westwell is a director of the Managing General Partner since 2019. He is also a director of BEPC. Mr. Westwell was formerly the Chief Executive Officer of EFR Group BV, a European fuel distributor and retailer (2015-2016) and the Chief Executive Officer of Silver Ridge Power Inc., a global solar power company (2013-2014). Mr. Westwell held various management and executive positions for BP plc in South Africa, the United States and the United Kingdom (1988-2007). These executive positions included Chief Executive Officer for BP Solar and Chief Executive Officer for BP Alternative Energy. He served as Group Chief of Staff and member of BP Plc’s executive management team in the United Kingdom (2008-2011). Mr. Westwell also worked for Eskom

Holdings Limited, the South African power utility, in several operational capacities. Mr. Westwell is the Interim Chair of the board of directors of Sasol Pty Limited, a global oil and chemical company, where he serves as Chairman of the Nomination and Governance Committee. Mr. Westwell holds a Bachelor of Science, Engineering from the University of Natal, a Master of Business Administration from the University of Cape Town and a Master of Science in Management from Stanford University.
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
Our Management
The Managing General Partner does not have any employees. Instead, members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to fulfill the Service Provider’s obligations to provide us with management services under our Master Services Agreement. The following table presents certain information concerning our core senior management team that is principally responsible for our operations as well as their positions with the Service Provider as of the date of this Form 20-F.The further disclosure required under Canadian securities laws regarding the compensation of certain members of our core senior management team will be separately filed within 140 days of December 31, 2023.

Name	Years of experience in relevant industry or role	Years at Brookfield	Current Position with the Service Provider
Connor Teskey	14	11	Chief Executive Officer
Wyatt Hartley	18	14	Chief Financial Officer
Jennifer Mazin	25	10	General Counsel

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
Jennifer Mazin. Ms. Mazin is General Counsel of the Service Provider and a Managing Partner of Brookfield. Ms. Mazin provides oversight of Brookfield Renewable’s legal matters on a global basis, including transactional execution, corporate governance and compliance. Ms. Mazin received her Bachelor of Arts from the University of Western Ontario and her law degree from the University of Toronto. She is called to the bars of the State of New York and the Province of Ontario.
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
Management Fee
Pursuant to the Master Services Agreement, in exchange for the management services provided to Brookfield Renewable by the Service Provider, Brookfield Renewable pays an annual management fee (the “Base Management Fee”) to the Service Provider of $20 million (adjusted annually for inflation at an inflation factor based on year-over-year United States consumer price index) plus 1.25% of the amount by which the market value of Brookfield Renewable exceeds an initial reference value. BEPC pays its proportionate share of such fee, and BEPC's proportionate share of the Base Management Fee is calculated on the basis of BEPC's business relative to the partnership's business. The Base Management Fee is calculated and paid on a quarterly basis. For purposes of calculating the Base Management Fee, the market value of Brookfield Renewable is equal to the aggregate value of all outstanding LP units on a fully-diluted basis, preferred units and securities of the other Service Recipients (including BEPC exchangeable shares) that are not held by Brookfield Renewable, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities. BRP Bermuda GP Limited, a subsidiary of Brookfield, also receives incentive distributions based on the amount by which quarterly distributions on BRELP limited partnership units (other than BRELP Class A Preferred Units), as well as economically equivalent securities of the other Service Recipients, including BEPC, exceed specified target levels as set forth in the Amended and Restated Limited Partnership Agreement of BRELP, which specified target levels were amended in connection with the Special Distribution. The Base Management Fee will not be reduced by the amount of any incentive distribution payable by any Service Recipient or Operating Entity to the Service Provider (or any other affiliate) (for which there is a separate credit mechanism under the Amended and Restated Limited Partnership Agreement of BRELP), or any other fees that are payable by any Operating Entity to Brookfield for financial advisory, operations and maintenance, development, operations management and other services. See Item 7.B “Related Party Transactions — Incentive Distributions” and “— Other Services”.
The Base Management Fee payments for the years ended December 31, 2023, 2022 and 2021, respectively, are set out below:

(MILLIONS)	2023	2022	2021
Base management fee	$205	$243	$288
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

Pursuant to our Master Services Agreement, members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to fulfill obligations under our Master Services Agreement. These individuals, including the Brookfield employees identified in the table above under Item 6.A “Directors and Senior Management — Our Management”, are not compensated by BEP or our Managing General Partner; instead they are and will continue to be compensated by Brookfield. Further disclosure required under Canadian securities laws regarding the compensation of certain members of our core senior management team for the year ended December 31, 2023 will be separately filed in Canada within 140 days of December 31, 2023 and furnished concurrently on a Form 6-K.
Board of Directors of the Managing General Partner
Our directors are entitled to an annual retainer of $165,000 for their service on the board of directors and committees of the Managing General Partner and the board of directors and committees of BEPC, and reimbursement of expenses incurred in attending meetings. For the year ended December 31, 2023, each of the directors received $165,000 for their service on the board of directors and committees of the Managing General Partner and the board of directors and committees of BEPC, and reimbursement of expenses incurred in attending meetings. Additionally, effective January 1, 2024, in recognition of the time commitment required by certain directors for travel to attend board meetings in Bermuda, directors resident in certain locations receive an annual long distance travel stipend of $15,000.
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
Indebtedness of Directors and Executive Officers
As at the date of this Form 20-F, and at all times since January 1, 2023, none of the directors, officers, employees and former directors, officers and employees of the Managing General Partner, the Service Provider or any of their respective subsidiaries, nor any of their associates, has or had any indebtedness owing to Brookfield Renewable.
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

All board of director appointments will be based solely on merit, having due regard for the benefits of diversity, so that each nominee possesses the necessary skills, knowledge and experience to serve effectively as a director. Therefore, in the director identification and selection process, gender diversity influences succession planning and is one criterion in adding new members to the board of directors. Brookfield Renewable appreciates the benefits of leveraging a range of diverse talents and perspectives and is committed to pursuing the spirit and letter of the Diversity Policy. The Nominating and Governance Committee is responsible for overseeing the implementation of the Diversity Policy and for monitoring progress towards achieving its objectives. The board of directors currently has eight directors, seven of whom are independent, and three of whom are female (who are independent directors). Accordingly, 38% of the board of directors is made up of women and women represent 43% of the independent directors. The Diversity Policy does not set any formal targets on diversity for directors at this time, because of the current need for geographic diversity of directors and the emphasis on subject matter expertise.
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
The board of directors of the Managing General Partner had four regular quarterly meetings as well as one special meeting in 2023. Four regular quarterly meetings are scheduled for 2024.
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
The following table describes the independence status of the directors of the Managing General Partner.

Director	Independence Status	Reason for Related Status
Jeffrey Blidner	Related	Mr. Blidner is a Vice Chair of Brookfield Corporation
Scott Cutler	Independent
Sarah Deasley	Independent
Nancy Dorn	Independent
David Mann	Independent
Lou Maroun	Independent
Stephen Westwell	Independent
Patricia Zuccotti	Independent
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
Other Directorships
The following directors of the Managing General Partner are also directors of other reporting issuers (or the equivalent in foreign jurisdictions):
•Jeffrey Blidner: Brookfield Corporation; Brookfield Infrastructure Corporation; Brookfield Business Corporation; the general partner of each of Brookfield Property Partners L.P., Brookfield Infrastructure Partners L.P. and Brookfield Business Partner L.P.; BEPC
•Scott Cutler: BEPC
•Sarah Deasley: BEPC
•Nancy Dorn: BEPC
•David Mann: BEPC
•Lou Maroun: BEPC; and the general partner of Brookfield Property Partners L.P.
•Stephen Westwell: BEPC; Sasol (Pty) Limited
•Patricia Zuccotti: BEPC; the general partner of Brookfield Business Partners L.P. and Brookfield Business Corporation
Director Orientation and Education
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
•our cybersecurity program and practices; and
•the qualifications, performance and independence of our independent accountants.
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
The Audit Committee had four regular quarterly meetings in 2023 as well as one special meeting. All of the committee members were present in person or by telephone. Four regular quarterly meetings are scheduled for 2024.
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
The Nominating and Governance Committee had four regular meetings in 2023. All of the committee members were present in person or by telephone. Four regular quarterly meetings are scheduled for 2024.
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
Code of Business Conduct and Ethics
Brookfield Renewable has adopted a Code of Business Conduct and Ethics (the “Code”), a copy of which can be found on our web site at https://bep.brookfield.com/bep/corporate-governance/governance-documents or on BEP’s SEDAR+ profile at www.sedarplus.ca or EDGAR profile at www.sec.gov. The Code provides guidelines to ensure that all employees, including directors of the Managing General Partner, respect Brookfield Renewable’s commitment to conducting business relationships with respect, openness and integrity. Management provides regular instructions and updates to the Code to our employees, as appropriate, and has provided training and e-learning tools to support the understanding of the Code throughout the organization. Employees may report activities which they feel are not consistent with the spirit and intent of the Code through a hotline or through a designated ethics reporting website (in each case on an anonymous basis), or alternatively, to designated members of management. Monitoring of calls and of the ethics reporting website is managed by an independent third party called Navex. The Audit Committee is to be notified of any significant reports of activities that are not consistent with the Code by Brookfield’s internal auditor. If the Audit Committee considers it appropriate, it will notify the Nominating and Governance Committee and/or the board of directors of such reports. The board of directors has not granted any waivers of the Code to date.
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
Personal Trading Policy
Brookfield has adopted a personal trading policy (the “Brookfield Trading Policy”) that applies to the directors and employees of Brookfield and its controlled public affiliates, including BEP and BEPC. The Brookfield Trading Policy sets forth basis guidelines for trading in the securities of Brookfield, BEP and BEPC and prohibits trading on the basis of material non-public information. The Brookfield Trading Policy features “blackout” periods during which insiders and other persons who are subject to the policy are prohibited from trading in the securities of Brookfield, BEP and BEPC. Regular trading blackout periods will generally commence at the close of business on the last business day of a quarter and end on the beginning of the first business day following the earnings call discussing the quarterly results. Brookfield Renewable has adopted the personal trading policy of Brookfield that applies to BEP’s and BEPC’s directors and officers and the officers and directors of their respective subsidiaries. See Item 16J. “Insider Trading Policies”.
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

Brookfield Renewable has approximately 4,770 employees (inclusive of employees employed by its consolidated portfolio companies) involved in the day-to-day operations of our facilities and the development of our business, of which approximately 244 are located in Canada, 1,878 are located in the United States, 527 are located in Brazil, 614 are located in Colombia, 321 are located in Europe, 179 are located in China and 550 are located in India. This also includes 322 employees who work in our business services group, which provides finance, IT and payroll services to our business in Canada and the United States. Approximately 1,579, or approximately 33% of these employees, are covered by collective agreements expiring between 2024 and 2033. Nine of these collective agreements are due to be renewed in 2024.
We maintain very good relations with represented and salaried employees across all facilities. Relationships with the various unions in Canada, the United States, Brazil, Colombia and China have also been positive, without the occurrence of any work disruptions that would have had a negative impact on the business. Our corporate group, including the Manager, has an additional approximately 218 employees with non-operational roles who are largely based in Canada and the U.K.
6.E    SHARE OWNERSHIP
Except as described below under Item 7.A “Major Shareholders”, as of the date of this Form 20-F, the directors and officers of the Managing General Partner and the employees of the Service Provider who perform executive functions for Brookfield Renewable, and their respective associates, each beneficially owned, directly or indirectly, or exercised control or direction over, less than one percent of the outstanding LP units.
6.F.    DISCLOSURE OF A REGISTRANT’S ACTION TO RECOVER ERRONEOUSLY AWARDED COMPENSATION

Not applicable.

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A    MAJOR SHAREHOLDERS
As of February 23, 2024, there are 286,909,969 LP units outstanding. To our knowledge, as at February 23, 2024, no person or company, other than the Brookfield Holders and as set forth in the table below, beneficially owns or controls or directs, directly or indirectly, more than 5% of our LP units, on a fully-exchanged basis. The Brookfield Holders beneficially own, collectively, 74,339,049 LP units and 194,487,939 Redeemable/Exchangeable partnership units and 44,813,835 BEPC exchangeable shares, or an approximate 47% interest in BEP (on a fully-exchanged basis, assuming the exchange of all of the outstanding Redeemable/Exchangeable partnership units and BEPC exchangeable shares) including Brookfield’s indirect general partnership interest in the Managing General Partner and the BRELP GP LP. All LP units, including those held by the Brookfield Holders, are non-voting. Included in the LP units that the Brookfield Holders beneficially own are 5,148,270 LP units held by subsidiaries of Brookfield Reinsurance, and included in the BEPC exchangeable shares the Brookfield Holders beneficially own are 10,094,152 BEPC exchangeable shares held by subsidiaries of Brookfield Reinsurance. Brookfield Corporation and Brookfield Reinsurance have agreed that all decisions to be made by subsidiaries of Brookfield Reinsurance with respect to the voting of the LP units or BEPC exchangeable shares held by subsidiaries of Brookfield Reinsurance will be made jointly by mutual agreement of the applicable Brookfield Reinsurance subsidiary and Brookfield Corporation. Brookfield Reinsurance may acquire additional LP units, BEPC exchangeable shares or other securities exchangeable for LP units. It is expected that any LP units, BEPC exchangeable shares or other securities exchangeable for LP units held by Brookfield Reinsurance will be subject to the foregoing voting arrangements. See also the information contained in this Form 20-F under Item 10.B “Memorandum and Articles of Association — Description of our LP units, Preferred Units and the Amended and Restated Limited Partnership Agreement of BEP”.
As of February 23, 2024, 9,583 of our outstanding LP units were held by 7 holders of record in the United States, not including LP units held of record by DTC. As of February 23, 2024, DTC was the holder of record of 66,539,818 LP units.

The following table sets forth information, as of February 23, 2024, regarding the beneficial ownership of LP units by each person that is a beneficial owner of more than 5% of our LP units, on a fully-exchanged basis.

Name	LP units	Percentage of LP units
Brookfield Corporation(1)(2)(3)(4)	313,640,823	47%
1832 Asset Management L.P.(5)	15,369,359	5%

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
(2)Assuming the exchange of all of the outstanding Redeemable/Exchangeable partnership units indirectly held by Brookfield Corporation and of all of the outstanding BEPC exchangeable shares and including Brookfield Asset Management’s indirect general partnership interests. Assuming that only the Redeemable/Exchangeable partnership units and BEPC exchangeable shares indirectly held by the Brookfield Holders, as applicable, are exchanged for LP units, the percentage would be approximately 59.6%.
(3)As reported in Brookfield Corporation’s Schedule 13D/A filed on our EDGAR profile at www.sec.gov on November 16, 2023. Consists of 74,339,049 LP units, 194,487,939 Redeemable/Exchangeable partnership units and 44,813,835 BEPC exchangeable shares. Included in such LP units and BEPC exchangeable shares are 5,148,270 LP units and 10,094,152 BEPC exchangeable shares held by subsidiaries of Brookfield Reinsurance. Brookfield Corporation and Brookfield Reinsurance have agreed that all decisions to be made by subsidiaries of Brookfield Reinsurance with respect to the voting of the LP Units and BEPC exchangeable shares held by subsidiaries of Brookfield Reinsurance will be made jointly by mutual agreement of the applicable Brookfield Reinsurance subsidiary and Brookfield Corporation. In addition, Brookfield Corporation has an indirect general partnership interest in BEP and BRELP through its indirect wholly-owned subsidiary Brookfield Renewable Power Inc.
(4)In addition, BAM Partners Trust (the “BN Partnership”) may be deemed a beneficial owner of such LP units. BN Partnership is a trust established under the laws of Ontario and is the sole owner of the Class B limited voting shares of Brookfield Corporation. The BN Partnership has the ability to appoint one half of the board of directors of Brookfield Corporation and approve all other matters requiring shareholder approval of Brookfield Corporation with no single individual or entity controlling the BN Partnership. As such, the BN Partnership may be deemed to have indirect beneficial ownership in 313,640823 of our LP units. The business address of Brookfield Corporation and the BN Partnership is Brookfield Place, 181 Bay Street, Suite 100, P.O. Box 762, Toronto, Ontario, Canada, M5J 2T3.
(5)As reported in 1832 Asset Management L.P.’s Schedule 13G filed on our EDGAR profile at www.sec.gov on February 12, 2024, 1832 Asset Management L.P. held an aggregate 15,369,359 LP units, representing approximately 5.36% of the total 286,909,969 LP units outstanding as of February 23, 2024.
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
Brookfield Asset Management is a leading global alternative asset manager with over $900 billion of assets under management across real estate, infrastructure, renewable power, and transition, private equity and credit. It invests client capital for the long term with a focus on real assets and essential service businesses that form the backbone of the global economy. It offers a range of alternative investment products to investors around the world - including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. It draws on Brookfield’s heritage as an owner and operator to invest for value and seeks to generate strong returns for its clients, across economic cycles.
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
See also the information contained in this Form 20-F under Item 3.D “Risk Factors — Risks Relating to Our Relationship with Brookfield”, Item 5.A “Operating Results — Related Party Transactions”, Item 6.A “Directors and Senior Management”, Item 6.C “Board Practices” and Item 7.A “Major Shareholders” and Note 28 to our audited consolidated financial statements for the year ended December 31, 2023, 2022 and 2021, respectively.
Relationship Agreement
BEP, BRELP, the Service Provider, Brookfield Corporation and others have entered into the Relationship Agreement, which governs aspects of the relationship among them. BEPC, being a controlled subsidiary of BEP, is automatically entitled to the benefits and subject to certain obligations under the Relationship Agreement. Pursuant to the Relationship Agreement, Brookfield has agreed that Brookfield Renewable will serve as its primary (though not exclusive) public vehicle through which it will, directly or indirectly, acquire renewable power assets on a global basis alongside other Brookfield Accounts, as further described herein. Brookfield Renewable’s acquisition strategy focuses on large scale transactions, for which it believes there is less competition and where Brookfield has sufficient influence or control so that Brookfield’s operations-oriented approach can be deployed to create value. An integral part of Brookfield Renewable’s strategy is to participate with institutional investors in Brookfield Accounts for acquisitions that fit Brookfield Renewable’s strategy. Brookfield has a strong track record of leading Brookfield Accounts and actively managing underlying assets to improve performance. Currently, Brookfield manages, among others, the Brookfield Americas Infrastructure Fund, a $2.7 billion infrastructure fund focused on the Americas, Brookfield Infrastructure Fund II, a $7 billion global infrastructure fund, Brookfield Infrastructure Fund III, a $14 billion global infrastructure fund, Brookfield Infrastructure Fund IV, an approximately $20 billion global infrastructure fund, Brookfield Infrastructure Fund V, an approximately $20 billion global infrastructure fund, Brookfield Infrastructure Debt Fund, an infrastructure fund focused on credit investments, Brookfield Global Transition Fund, a $15 billion global fund focusing on energy transition investments and Brookfield Global Transition Fund II, a global fund focusing on energy transition investments. Brookfield is the manager of each such Brookfield Account and typically commits to invest approximately 20% to 30% of the capital of each account alongside third-party investors. It is currently intended that Brookfield Renewable will be allocated such commitments to Brookfield Accounts that are suitable for Brookfield Renewable’s investment mandate and, in this fashion, Brookfield Renewable will participate in future renewable power acquisitions identified by Brookfield and that are allocated to such accounts (i.e., Brookfield Renewable would fund Brookfield’s participation in such accounts with respect to renewable power investments made by such accounts). Brookfield’s commitment to Brookfield Renewable and Brookfield Renewable’s ability to take advantage of opportunities is subject to a number of inherent limitations such as Brookfield Renewable’s financial capacity, the suitability of funds and acquisition opportunities for Brookfield Renewable in terms of the underlying investment characteristics, fit with Brookfield Renewable’s strategy and other portfolio construction considerations, limitations arising from the tax and regulatory regimes that govern the Brookfield Renewable’s affairs and certain other restrictions. See Item 3.D “Risk Factors—Risks Relating to Our Relationship with Brookfield”.
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
Master Services Agreement
BEP, BRELP, BEPC and the Holding Entities entered into our Master Services Agreement pursuant to which the Service Provider has agreed to provide oversight of the business and provide the services of senior officers to

Brookfield Renewable. In addition, the Service Provider has agreed to provide investment advisory services to Brookfield Renewable, including services relating to acquisitions and dispositions, financings, business planning and strategy, and oversight of investments, as well as supervision of various day to day management and administration activities. In exchange for providing these services, the Service Provider is entitled to a Base Management Fee, which for the year ended December 31, 2023 was approximately $205 million. For a detailed description of our Master Services Agreement, see Item 6.A “Directors and Senior Management — Our Master Services Agreement”. For components of the management fee, see Item 6.A — “Directors and Senior Management — Our Master Services Agreement — Management Fee”.
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
In 2021, two long-term power purchase agreements between Brookfield and the Province of Ontario for the sale of energy generated by hydroelectric facilities owned by Great Lakes Power Limited (“GLPL”) and Mississagi Power Trust (“MPT”) were amended and assigned by Brookfield to Brookfield Renewable, and power purchase agreements between Brookfield Renewable and Brookfield pursuant to which Brookfield supported the price that Brookfield Renewable received from the sale of energy generated by GLPL and MPT were terminated. Brookfield Renewable will have an option to extend a fixed price commitment to GLPL from Brookfield from December 1, 2029 through 2044 at a price of C$60 per MWh.

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
In connection with the Energy Marketing Internalization, Brookfield and Brookfield Renewable agreed to effectively reduce the price guaranteed by Brookfield under the Energy Revenue Agreement by $3 per MWh for the period from 2021 to 2025 and by $5.03 per MWh for 2026, and BEM LP and BPUSHA agreed that the term of the Energy Revenue Agreement may be extended to 2046. The realized price on this contract between Brookfield and Brookfield Renewable was $74 per MWh in 2023.
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
Acquisition of Westinghouse
In November 2023, we, together with institutional partners, completed the acquisition of Westinghouse from Brookfield Business Partners through a strategic partnership with Cameco for approximately $4.37 billion ($442 million net to Brookfield Renewable). Since our partnership and Brookfield Business Partners are both affiliates of Brookfield Corporation, Brookfield Business Partners is a “related party” of our partnership and the transaction constituted a “related party transaction” of our partnership as defined in MI 61-101.
Conflicts of Interest and Fiduciary Duties
Fiduciary Duties
The Managing General Partner, the BRELP General Partner and the other Brookfield entities that provide investment advisory services are required to exercise their powers and carry out their functions as managers or general partners of the relevant Brookfield Accounts honestly and in good faith, and to provide investment advice that is in the best interest of those Brookfield Accounts, in each case, subject to and after taking into account, any modifications of the fiduciary duties that might otherwise be owed to us and our Unitholders, including with respect to conflicts of interest considerations, and other terms and conditions of the agreements and conflicts of interest protocols approved by our Managing General Partner’s independent directors or relevant independent body of other Brookfield Accounts, as applicable. The Amended and Restated Limited Partnership Agreement of BEP and the Amended and Restated Limited Partnership Agreement of BRELP contain various provisions that modify the scope of the fiduciary duties that are owed to us and our Unitholders. These duties include the duties of care and loyalty. The duty of loyalty, in the absence of provisions in the Amended and Restated Limited Partnership Agreement of BEP and the Amended and Restated Limited Partnership Agreement of BRELP to the contrary, would generally prohibit the Managing General Partner and BRELP General Partner from taking any action or engaging in any transaction as to which it has a conflict of interest. However, because a key element of the strategy of our investment activities, and of Brookfield Accounts in which we invest, is to leverage Brookfield’s experience, expertise, broad reach, relationships and position in the market for investment opportunities and deal flow, financial resources, access to capital markets and operating needs, the independent directors of our Managing General Partner have agreed that such strategy will give rise to numerous conflicts of interest considerations, as set out in more detail herein. Brookfield believes that this is in the best interests of Brookfield Renewable and those of Brookfield Accounts in which we invest, even though being part of this broader platform, as well as activities of and other considerations relating to Brookfield Accounts, gives rise to actual and potential conflicts of interest between Brookfield Renewable, our Unitholders and Brookfield Accounts in which we invest, on the one hand, and Brookfield and/or other Brookfield Accounts, on the other hand, that may not be resolved in the most favorable manner to the interests of Brookfield Renewable and/or of Brookfield Accounts in which we invest. See “Conflict of Interest” below for further discussion of these considerations. Further, when managing or resolving conflicts of interest, neither the Amended and Restated Limited Partnership Agreement of BEP nor the Amended and Restated Limited Partnership Agreement of BRELP impose limitations on the discretion of the independent directors or the factors which they may consider in managing or resolving any such conflicts.
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
Conflicts of Interest
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
Brookfield’s activities include, among others: (i) investment and asset management; (ii) managing and investing proprietary as well as insurance and reinsurance capital; (iii) sponsoring, offering and managing private and public investment vehicles that invest in the global fixed income, currency, commodity, equities, private equity and other markets; and (iv) developing, constructing, owning, managing, operating and servicing real estate, renewable power, infrastructure and other companies and assets, including among others residential, commercial, storage and mixed-use real estate, data centers, transportation facilities, electric utilities, industrial and manufacturing facilities, energy companies, metals and mining companies, timberlands and agrilands, natural gas pipelines and other assets; providing capital and financing solutions, as well as financial advisory, business development and other financial services; and other activities (collectively, “Brookfield Activities”). It is expected that Brookfield Renewable and Brookfield Accounts in which we invest will benefit from Brookfield’s expertise, market positioning and connectivity that arise from Brookfield Activities. At the same time, in the ordinary course of its business, Brookfield’s and other Brookfield Accounts’ interests are expected to conflict with the interests of Brookfield Renewable and Brookfield Accounts in which we invest, notwithstanding Brookfield’s direct or indirect participation in Brookfield Renewable, Brookfield Renewable’s investments and Brookfield Accounts in which we invest. While Brookfield expects that its expertise as a global real asset operator will directly impact the ability of Brookfield Renewable and the Brookfield Accounts in which we invest to identify, access and assess investment opportunities, and that we and the Brookfield Accounts’ investments will benefit from the greater Brookfield ecosystem, there can be no assurance of any such successful collaboration or synergies. A lack of successful collaboration or synergies, whether as a result of concerns related to conflicts or otherwise, could impact Brookfield Renewable’s ability to successfully implement its strategies or achieve its investment objectives.
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
The discussion below describes certain conflicts of interest considerations that are expected to arise between Brookfield Activities (as defined above), on the one hand, and Brookfield’s management of us and Brookfield Accounts in which we invest, on the other hand. These conflicts of interest are not a complete list or explanation of all actual and potential conflicts of interest that could arise. While Brookfield acts in good faith to manage or resolve conflicts considerations in a manner that is fair and equitable taking into account the facts and circumstances known to it at the time, there can be no assurance that any recommendation or determination made by Brookfield will be the most beneficial or favorable to us or Brookfield Accounts in which we invest, or would not have been different if additional information were available to it. Conflicts of interest considerations generally will be managed or resolved (i) in accordance with (A) the principles summarized herein and as described in the relevant Brookfield Form ADV and (B) Brookfield’s policies for addressing conflicts of interest considerations that arise in managing its business activities, including our Conflicts Protocols that have been approved by our independent directors; or (ii) alternatively, in Brookfield’s sole discretion, in a manner specifically approved by our independent directors.
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
As described further below under “Management and Resolution of Conflicts”, our Conflicts Protocols were put in place in recognition of the benefit to Brookfield Renewable of our relationship with Brookfield and our intent to seek to maximize the benefits from this relationship. The protocols generally provide for potential conflicts to be managed or resolved on the basis of transparency and, in certain circumstances, third-party validation and approvals. Addressing conflicts of interest is complex, and it is not possible to predict all of the types of conflicts that may arise over time. Accordingly, the Conflicts Protocols focus on addressing the principal activities that are expected to give rise to potential and/or actual conflicts of interest, including our investment activities, our participation in Brookfield Accounts, transactions with Brookfield (and Brookfield Accounts), and engagements of Brookfield affiliates. Pursuant to our Conflicts Protocols, certain conflicts of interest do not require the approval of the Managing General Partner’s independent directors provided they are addressed in accordance with pre-approved parameters, while other conflicts require the specific approval of the Managing General Partner’s independent directors. By acquiring our LP units, each investor will be deemed to have acknowledged the existence of these actual and potential conflicts of interest and to have waived any and all claims with respect to them and any actions taken or proposed to be taken in respect of them. Conflicts may not be managed or resolved in a manner that is favorable to Brookfield Renewable, Brookfield Accounts in which we invest or our Unitholders. Prospective investors are encouraged to seek the advice of independent legal counsel in evaluating the conflicts involved in an investment in our Units and the operation of Brookfield Renewable.
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
Further to the foregoing, Brookfield manages and participates in, and will in the future manage and participate in, Brookfield Accounts that have or will have overlapping investment mandates with Brookfield Renewable (and Brookfield Accounts in which we invest). By way of example only, these include Brookfield Accounts that focus on (i) equity and debt investments in renewable power (and infrastructure) companies and assets, such as the Brookfield Infrastructure series of funds, Brookfield Super-Core Infrastructure fund, the CEE Funds, and the Brookfield Infrastructure Debt series of funds; (ii) infrastructure secondary investments, which include, among other things, third-party general partner-led recapitalizations of assets and/or investment vehicles (including closed-end funds, joint ventures and other vehicles) where the third-party general partner maintains day-to-day asset management responsibilities, investments in pooled investment vehicles managed by third parties and co-investments alongside such investment vehicles, structured solutions and/or preferred equity investments in assets managed by third-party general partners, recapitalization of third-party managed investment vehicles (in whole or in part), and related separately managed accounts, such as Brookfield Infrastructure Sponsor Solutions; (iii) startup investments in technology business and growth investments in late-stage technology-enabled service companies, such as Brookfield Technology Partners; (iv) investments in the transition to a net-zero carbon emissions global economy, such as Brookfield Global Transition Fund; (v) energy transition investments in emerging markets with higher target risk-return profiles, such as Catalytic Transition Fund; and (vi) infrastructure and infrastructure-related investments (including among others provision of capital solutions to third-parties). In addition, Brookfield expects to continue to manage and participate in new businesses and strategies, potentially including one or more Brookfield Accounts with an investment mandate of developing and/or holding renewable power assets in China. Each Brookfield Account generally has priority with respect to investment opportunities that meet its investment mandate. It is expected that Brookfield Renewable will invest in Brookfield Accounts that are deemed to be suitable and appropriate for its investment mandate, taking into account portfolio construction related considerations (including availability of capital for investment), as determined by Brookfield from time to time in its sole discretion and as approved by our General Partner’s independent directors.
Investment opportunities generally will be allocated pursuant to (and in accordance with) Brookfield Accounts’ investment priorities (if any). Under certain circumstances, where the investment mandate of Brookfield Renewable (or of Brookfield Accounts in which we invest) overlaps with the investment mandate of one or more other Brookfield Accounts, any investment opportunity that is suitable for Brookfield Renewable (or a Brookfield Account in which we invest) and one or more other Brookfield Account(s) may be allocated among Brookfield Renewable (or a Brookfield Account in which we invest) and such other Brookfield Account(s) on a basis that Brookfield determines in good faith is fair and equitable taking into account one or more factors (the “Allocation Factors”), as it deems relevant in its discretion including (among others) (i) the size, nature and type of the investment opportunity (including the risk and return profiles of the opportunity, expected holding period and other attributes) as well as its fit within each Brookfield Account’s investment focus, (ii) the nature of the investment focus, objectives, strategies and target rates of return of Brookfield Renewable (or a Brookfield Account in which we invest) and such other Brookfield Account(s), as adjusted from time to time over the life of our group (and such Brookfield Accounts in which we invest) and such other Brookfield Account(s), (iii) the geographic location of the investment opportunity, and Brookfield’s determination of the appropriateness of the risks of investing in such location for Brookfield Renewable (and such Brookfield Accounts in which we invest) and such other Brookfield Account(s), (iv) the relative amounts of capital available for investment, (v) principles of diversification of assets and portfolios (e.g., sector, geographic, risk and/or asset concentration considerations), (vi) expected future capacity of Brookfield Renewable (or a Brookfield Account in which we invest) and such other Brookfield Account(s), (vii) cash and liquidity needs, including for active pursuit of pipeline and staged draw investments (including funding obligations with respect to such investments that are contingent upon achievement of certain milestones) by Brookfield Renewable (or a Brookfield Account in which we invest) and such other Brookfield Account(s), (viii) the availability of other appropriate or similar investment opportunities, (ix) the extent to which the investment professionals involved in managing Brookfield Renewable (or a Brookfield Account in which we invest) or such other Account(s) participated in the sourcing and/or diligencing of the investment opportunity and as a result their knowledge and understanding of the investment opportunity, (x) the management of any actual or potential conflict of interest, and/or (xi) other considerations deemed relevant by Brookfield (including, among others, legal, regulatory, tax, structuring, compliance, investment-specific, timing and similar considerations). To the extent that Brookfield determines that an overlap situation is likely to be recurring for particular types of investment opportunities, Brookfield could (but will not be required to) determine to apply the Allocation Factors in accordance with a formulaic or other systematic approach for any period of time, as it deems appropriate in its sole discretion.
The determination of whether an investment is within the scope of the investment mandate of Brookfield Renewable (or of a Brookfield Account in which we invest) or is more suitable for another Brookfield Account will be made in the discretion of Brookfield. Further, if Brookfield determines that investment opportunities in respect of a particular sector (which can be comprised of multiple industries) or region are expected (in the fullness of time) to exceed the investment limitations (or appropriate portfolio concentration) of one or more Brookfield Account(s), Brookfield may sponsor, act as general partner and/or manager to, and otherwise participate in, sidecar vehicles that participate in such opportunities, and such opportunities and any investment opportunity related thereto (e.g., follow-on investment opportunities) will be allocated between Brookfield Renewable (or a Brookfield Account in which we invest) and the applicable sidecar vehicle on a basis that Brookfield believes is fair and equitable taking into account various factors that it deems relevant in its discretion, including the Allocation Factors (which may include allocating investment opportunities in accordance with a formula or other systematic approach that Brookfield determines to be fair and equitable at the time such sector- or region-specific sidecar fund is formed).
From time to time, in applying the principles described above, Brookfield could determine that an investment opportunity will be shared among two or more Brookfield Accounts by causing one Brookfield Account to acquire certain portions of the investment opportunity while one or more other Brookfield Accounts acquire other portions. In such cases, given its varying economic interests in different Brookfield Accounts, Brookfield will face conflicts of interests in valuing portions of an investment opportunity that is allocated among different Brookfield Accounts, in particular where a portion of the opportunity is to be allocated to a Brookfield Account in which Brookfield has a larger economic interest relative to the other Brookfield Account that is participating in the opportunity. Brookfield will value the portion of the opportunity allocated to each Brookfield Account (which will impact the purchase price paid by such Brookfield Account) and allocate transaction expenses among such Brookfield Accounts in accordance with its fiduciary duties to the Brookfield Accounts, consistent with each Brookfield Account’s governing documents and Brookfield’s internal policies and procedures, in particular those relating to the underwriting and valuation of investment opportunities and allocation of fees and expenses. Notwithstanding the foregoing, Brookfield generally will not, unless otherwise required to pursuant to applicable law and/or regulation, seek independent review, opinion, support and/or appraisal for such allocation and/or valuation determinations, including in situations where Brookfield has different economic interests in the participating Brookfield Account(s). See also “Determinations of Value” below. Among other things, if one Brookfield Account is unable to make an additional investment in a particular asset in which it has previously invested, such investment opportunity could be allocated to another Brookfield Account. In such circumstances, the liabilities (including certain expenses related to the investment) will be allocated across such Brookfield Accounts, though there may not be a clear delineation between the expenses and liabilities attributable to each Brookfield Account’s portion, and as a result, one of the Brookfield Accounts could be responsible for more than its share of any shared expenses.
The process for making allocation determinations is inherently subjective and the factors considered by Brookfield in allocating investments among Brookfield Renewable (or a Brookfield Account in which we invest) and other Brookfield Accounts are expected to change over time (including to consider new, additional factors) and one or more different factors are likely to be emphasized or be considered less relevant with respect to different investments depending on the then-existing facts-and-circumstances deemed relevant by Brookfield and taking into account the broader facts and circumstances and portfolio construction considerations applicable to each Brookfield Account. In some cases, this will result in certain transactions being shared among two or more Brookfield Accounts (including, for example, on a rotational, pro rata or other basis), while in other cases it will result in one or more Brookfield Accounts being excluded from an investment entirely. In some instances, Brookfield may receive new, different or additional information regarding an investment opportunity during the course of performing continued due diligence on such investment opportunity. To the extent such investment opportunity had already been allocated to one or more Brookfield Accounts pursuant to the allocation methodology described above, Brookfield is not obligated to reconsider its allocation decision, and could elect not to do so, including in cases where structuring work has already been undertaken with respect to the initial allocation or changing the allocation would otherwise be costly or burdensome.
Since certain Brookfield Accounts represent Brookfield's proprietary investments activities, the fact that investment opportunities deemed unsuitable for Brookfield Renewable (or a Brookfield Account in which we invest) could be pursued by Brookfield itself presents a conflict of interest when making such suitability determination. Brookfield will make such suitability determination in a manner consistent with its fiduciary duties to Brookfield Renewable (and/or a Brookfield Account in which we invest), but will not be required to disclose to the Managing General Partner’s board of directors or the Unitholders the specific instances in which Brookfield has pursued an investment on a proprietary basis after having deemed it unsuitable for Brookfield Renewable (or a Brookfield Account in which we invest). Additionally, from time to time, Brookfield may identify an investment opportunity that could otherwise be suitable for Brookfield Renewable (or a Brookfield Account in which we invest), but which, as a result of the particular facts and circumstances surrounding such investment opportunity at such time, Brookfield determines is not appropriate for Brookfield Renewable (or a Brookfield Account in which we invest) and instead invests on its own behalf (for example, if such investment opportunity falls within a sector, industry or geography that is relatively new to Brookfield and therefore Brookfield determines it does not have sufficient expertise, knowledge or scale to invest prudently on behalf of Brookfield Renewable (or a Brookfield Account in which we invest)). In such cases, subsequent similar investment opportunities could be allocated to Brookfield Renewable (or a Brookfield Account in which we invest), even when the original similar investment opportunities were pursued by Brookfield on a proprietary basis.
In addition, it is possible that there will be a period of time when both a successor Brookfield Account (in which we invest) and a predecessor fund of such Brookfield Account (in which we have a different level of investment) have capital available to make new investments, particularly because the predecessor Brookfield Account will have recycled capital available to invest. In such instances, Brookfield will determine the extent to which the predecessor account will invest such available capital (including reinvest its recycled capital) in new investments, which could result in investments being allocated to the predecessor account, rather than the successor account, using its available capital in order to make such investments. Brookfield will make such determinations and allocate investments among successor and predecessor accounts taking into account the factors described above (including, in particular, the pipeline of investment opportunities, recycled capital and portfolio construction considerations). In making such allocation decisions, Brookfield may allocate an investment opportunity to a predecessor account even if such opportunity could have been allocated entirely to the successor account, or may, in its discretion, allocate an investment opportunity to both accounts on a shared basis. Decisions to allocate an investment opportunity among predecessor and successor accounts (or both) will be made at the time the investment opportunity arises, and, in Brookfield’s discretion, may or may not be revisited in the event of further developments in investment diligence, pipeline attrition, changes in available capital and other factors.
Moreover, it is possible that prospective investment opportunities may be re-allocated (in whole or in part) among Brookfield Accounts (including Brookfield Account(s) in which we invest) in circumstances that, due to timing (e.g., a delay of certain regulatory approvals or other third party consents) or other considerations, such prospective investment opportunity becomes more suitable for a different Brookfield Account than the one it was originally allocated (or expected to be allocated) to, as determined by Brookfield in its discretion. In such circumstances, if a Brookfield Account is ultimately allocated the full investment opportunity, and such investment is completed, then such Brookfield Account will reimburse the Brookfield Account that was originally allocated (or expected to be allocated) the opportunity for deposits or other costs or expenses incurred. However, in the instance that such prospective investment opportunity is not completed, both Brookfield Accounts will bear the costs actually borne by them in connection with such prospective investment opportunity.
Further, Brookfield may be offered a future investment opportunity related to, or arising from, an existing investment (including opportunities that align with and/or are otherwise synergistic with existing investments), and such future investment opportunity may be allocated to a different Brookfield Account than the one that holds the original investment (which could be Brookfield Renewable or a Brookfield Account in which we are invested) because of timing (e.g., too late in the term of the Brookfield Account in which we are invested) or it is otherwise capped from pursuing follow-on investments. These subsequent investments may dilute or otherwise adversely affect the interests of the Brookfield Account that holds the existing investment (including Brookfield Renewable (or a Brookfield Account in which we invest)).
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
For the avoidance of doubt, any investment opportunity allocated to Brookfield Renewable (or a Brookfield Account in which we invest) may not ultimately be made by Brookfield Renewable (or a Brookfield Account in which we invest), or may be made in an amount that was less than initially allocated to Brookfield Renewable (or a Brookfield Account in which we invest), due to portfolio construction or other similar considerations (including the time remaining under the Brookfield Account’s term, the availability of capital (or lack thereof), any applicable investment limitations or other concentration considerations), as determined by Brookfield in its discretion. As a result, Brookfield Renewable (or a Brookfield Account in which we invest) may not invest the full amount of any investment opportunity that was allocated to it.
From time to time, Brookfield Renewable (or a Brookfield Account in which we invest) may fund deposits or incur other costs and expenses in respect of an investment opportunity that is ultimately shared with or made entirely by another Brookfield Account. In such cases, such other Brookfield Account would be expected to reimburse Brookfield Renewable (or the applicable Brookfield Account in which we invest) for such deposits or other costs or expenses. Any such reimbursements are expected, but not guaranteed, to include interest and other expenses related to borrowings, regardless of whether Brookfield Renewable (or the applicable Brookfield Account in which we invest) actually borrowed to fund such deposit or other costs or expenses, which interest will generally be set at a rate aligned with such Brookfield Account’s loan facility, the preferred return of such Brookfield Account or another rate determined by Brookfield to be reasonably applicable (which rate may be higher or lower than the rate applicable to the reimbursing Brookfield Account’s loan facility). The approval of investors, the Managing General Partner’s independent directors and/or Brookfield Accounts’ limited partner advisory committees will not be required in connection with such transactions.
•Incentive to Allocate Investment Opportunities to Co-Investment Vehicles and Other Brookfield Accounts. Brookfield will generally have different economic interests in different Brookfield Accounts, including among other things because certain Brookfield Accounts are wholly-owned by Brookfield; Brookfield makes different capital commitments to different Brookfield Accounts; certain Brookfield Accounts pay carried interest at different rates, and/or are more (or less) likely to generate any carried interest at all (or to generate carried interest earlier (or later) in time; and/or because certain Brookfield

Accounts charge management fees that are calculated based on their amount of capital deployed. As a result, there could be circumstances in which the aggregate economic benefit to Brookfield from allocating an investment opportunity in whole or in part to another Brookfield Account (including, for example, a co‑investment vehicle) is (or is expected to be) greater than if the particular investment were allocated to Brookfield Renewable (or a Brookfield Account in which we invest). For example, Brookfield is not required to offset certain transaction fees, break-up fees and other fees against management fees charged to certain co-investment vehicles. Similarly, given its varying economic interests in different Brookfield Accounts, Brookfield will face conflicts of interests in valuing portions of an investment opportunity that is allocated among different Brookfield Accounts, in a particular where a portion of the opportunity is to be allocated to a Brookfield Account in which Brookfield has a significantly larger economic interest relative to the other Brookfield Account that is participating in the opportunity. Notwithstanding the foregoing, Brookfield will make allocation and valuation decisions in accordance with its fiduciary duties to Brookfield Accounts, consistent with each Brookfield Account’s governing documents and Brookfield’s internal policies and procedures.
In addition, Brookfield anticipates entering into formal or informal arrangements (including with one or more co-investors and/or strategic investors) pursuant to which Brookfield benefits economically, directly or indirectly, from offering co-investment opportunities to such investors. Such arrangements will grant certain rights not offered to other investors, including, (a) reducing fees and/or incentive compensation (or providing a rebate thereof) in respect of their investment in a Brookfield Account and (b) offering priority co-investment opportunities alongside a Brookfield Account with a minimum target allocation and reducing fees and/or incentive compensation (or providing a rebate thereof) where such minimum targets are not met. In connection with such arrangements, Brookfield could agree to provide reduced fees and/or incentive compensation (or a rebate thereof), including in respect of such investors’ investments in Brookfield Accounts, in the instance that such investor is not allocated its full allocation of co-investment opportunities. As a result of any such circumstances, in certain circumstances Brookfield will be incentivized to allocate a greater portion of an investment opportunity to a co-investor than it would otherwise allocate in the absence of such economic circumstances. In addition, Brookfield’s allocation of any co-investment opportunities could benefit Brookfield in other ways, including increased investments by such investors in one or more Brookfield Accounts.
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
To the extent Brookfield determines, in its discretion, that an investment opportunity that is to be offered to and executed by Brookfield Renewable (or a Brookfield Account in which we invest), in accordance with “Allocation of Investment Opportunities” above, exceeds the amount appropriate for Brookfield Renewable (or a Brookfield Account in which we invest), which will, in some cases, as determined by Brookfield in its discretion, be less than the maximum concentration permitted under the relevant Brookfield Account’s governing agreement, Brookfield may, in its sole and absolute discretion, offer to one or more investors and/or third parties, including, in each case, Brookfield Accounts, Brookfield Renewable (as an investor in a Brookfield Account) or Brookfield employees, the ability to participate in such opportunity as a co-investor on such terms and conditions as Brookfield determines. In addition, Brookfield could offer and in the past has offered potential co-investment opportunities to investors that are potentially of strategic benefit to the applicable investment opportunity, including Brookfield Renewable (as an investor in a Brookfield Account) and/or other Brookfield Accounts (collectively, “Strategic Co‑Investors”). Co-investment opportunities may be offered to Strategic Co-Investors irrespective of whether the available investment opportunity exceeds the amount that would otherwise be appropriate for Brookfield Renewable (or a Brookfield Account in which we invest), and therefore, participation of a Strategic Co‑Investor will reduce the amount of the investment opportunity available to Brookfield Renewable (or that Brookfield Account).
Where Brookfield determines to offer a co-investment opportunity to one or more investors and/or one or more third parties (including, in each case, Brookfield Accounts, our group (as an investor in a Brookfield Account) or Brookfield employees), Brookfield generally has broad discretion in determining to whom and in what relative amounts to allocate co-investment opportunities. Co-investment opportunities may, and typically will, be offered to some but not other investors or to third parties who are not investors (including, in each case, Brookfield Accounts, Brookfield Renewable (as an investor in a Brookfield Account) or Brookfield employees). To the extent Brookfield determines to allocate co-investment opportunities to investors, decisions regarding whether and to which investors to offer co-investment opportunities are made at the discretion of Brookfield and will be based on a number of factors, including an investor’s expressed interest in co-investments, the size of an investor’s capital commitment to Brookfield Accounts, an investor’s willingness to pay fees, carry or broken deal expenses, whether an investor has a history of participating in co-investment opportunities with Brookfield, whether an investor has demonstrated, or has the potential to demonstrate, a long-term and/or continuing commitment to the potential success of Brookfield and/or Brookfield Accounts, an investor’s contractual rights (if any) to co-investment opportunities that are made available, the jurisdiction of the investor, the investor’s impact on tax, regulatory, legal and similar considerations, the overall strategic value to Brookfield of offering a co-investment opportunity to such investor, and Brookfield’s assessment of an investor’s ability to timely execute and fund the co-investment opportunity. A decision regarding the allocation of a co-investment opportunity will be made based on the then-existing facts-and-circumstances and then-existing factors deemed relevant by Brookfield in its sole discretion (including factors that require subjective decision-making by Brookfield), and could be different from those used in determining the allocation of any other co-investment opportunity, including based on tax, regulatory, legal and similar considerations. For the avoidance of doubt, Brookfield and Brookfield Renewable will generally be offered co-investment opportunities directly and/or in their capacity as investors in Brookfield Accounts, and Brookfield’s portion of any co-investment opportunity may be made through any affiliate, Brookfield Insurance Account or Oaktree Account (as defined below).,
To the extent potential co-investors determine not to participate in a co-investment opportunity offered to them, there may be excess opportunity available. In such circumstances, Brookfield will allocate such excess in its sole discretion and Brookfield Accounts (including our group) and/or other co-investors, including investors who are not investors in the relevant Brookfield Account, may assume such excess in lieu of offering it to other investors (including Brookfield Renewable). Conversely, Brookfield (on behalf of our group) and/or other potential co-investors may determine that they will not, or cannot, participate (either at all or up to their full proportionate amount) in a co-investment opportunity offered to them. As a result, our group’s aggregate percentage interest in certain investments may be different than its proportionate share of the applicable Brookfield Account had it only satisfied the Brookfield Commitment with respect to such investments. Brookfield also may assign Brookfield Renewable’s right to participate in a co-investment opportunity to any other individual or entity, including other Brookfield Accounts.
In addition, but subject to the foregoing, Brookfield may also, without notice to the investors or the Managing General Partner’s independent directors, determine to provide priority rights with respect to all or a select geographic, industry or other subset of co-investment opportunities generally to certain investors (including other Brookfield Accounts, but not to Brookfield Renewable and/or other similarly situated investors) pursuant to contracts or other arrangements with such investors. Brookfield may form and manage one or more investment vehicles or accounts through which investors participate in co-investment opportunities. Inclusion in, and the terms of, such a program will be determined by Brookfield in its discretion, which may include some or all of the factors described above. Except to the extent an investor has entered into an agreement with Brookfield pursuant to which Brookfield has granted such investor a right with respect to co-investment opportunities, investors should be aware that they have no such right, and should not expect that they will be offered any co-investment opportunities.
The allocation of a co-investment opportunity may give rise to certain additional potential conflicts of interest, including that Brookfield may allocate such co-investment opportunity in a manner that benefits Brookfield other than as a result of receiving fees and/or incentive compensation from a co-investor (including by allocating such co-investment opportunity to a person in order to encourage such person to enter into a relationship with, or expand its relationship with, Brookfield) and that, if the co-investment opportunity is granted with respect to an existing investment, the amount paid directly or indirectly by investors participating in such co-investment opportunity to Brookfield in respect of such investment will be determined by Brookfield.
Historical allocation decisions are not necessarily indicative of future allocation decisions and the actual number of co-investment opportunities made available to Brookfield Renewable directly or indirectly as an investor in Brookfield Accounts may be significantly higher or lower than those made available to it historically. In addition, in certain circumstances Brookfield Renewable (or a Brookfield Account in which we invest) will bear costs related to unconsummated co-investments. See “Co-Investment Expenses” and “Facilitation of Investments and Co-

Investments” below. Notwithstanding the foregoing incentives, Brookfield endeavors at all times to allocate co-investment opportunities in a fair and equitable manner consistent with its fiduciary duties and disclosures set out in the relevant Brookfield Account’s governing documents.
Brookfield Renewable’s returns with respect to co-investment opportunities may exceed its returns generally, or with respect to the Brookfield Accounts in which we invest or other specific investments made by such Brookfield Accounts, particularly for co-investment opportunities whose investments are not subject to any (or are subject to reduced) management fees, carry distributions or similar compensation payable to Brookfield. Additionally, the form of consideration paid by co-investors may be different from the form of consideration paid by Brookfield Renewable (or a Brookfield Account in which we invest) in connection with a co-investment opportunity (for example, the co-investors and/or our group (or a Brookfield Account in which we invest) may participate in the investment using securities), which would also be expected to create conflicts of interest.
In addition, there is no requirement that any co-investment be made or disposed of at the same time or on the same terms for each co-investor or those of the relevant Brookfield Account. For example, investors (including Brookfield Renewable) may participate in co‑investment opportunities at different times (e.g., Brookfield Renewable (or a Brookfield Account in which we invest) could provide interim debt or equity financing or otherwise facilitate a co-investment in advance of co-investors’ participation in such co-investment opportunity), which will impact returns realized by co-investors. When Brookfield Renewable (or a Brookfield Account in which we invest) holds an investment alongside co-investors, Brookfield Renewable (or a Brookfield Account in which we invest) may also provide certain guarantees under financing or refinancing arrangements (including non-recourse carve-out, environmental, and interest and expenses guarantees) on behalf of the entire investment, while co-investors may bear their pro rata shares of any amounts to be paid via such guarantees through a backstop indemnity to Brookfield Renewable (or a Brookfield Account in which we invest). If such a guarantee is required to be funded, Brookfield Renewable (or a Brookfield Account in which we invest) will be responsible for the entire amount and will separately be required to seek to collect the co-investor’s portion from the co-investment vehicle. In some cases, Brookfield Renewable (or a Brookfield Account in which we invest) may make a follow-on investment with respect to an investment (or an investment may otherwise seek to raise additional capital) and co-investors or other Brookfield Accounts that have also participated in the investment may elect not to participate in such follow-on investment or capital raise or may not be offered the opportunity to participate in such follow-on investment or capital raise. Furthermore, in connection with a co-investment, co-investors may receive certain governance rights, minority protections and/or additional liquidity rights that would not otherwise be afforded to the investors in respect of their investment in such co-investment opportunity through Brookfield Renewable (or a Brookfield Account in which we invest).
In the event Brookfield and/or Brookfield Renewable participates in co-investment opportunities, Brookfield may determine that it and/or Brookfield Renewable (as applicable) fund all or a portion of its capital contributions in respect thereof using securities without the consent of any other co-investors. Brookfield will make such determination with respect to the form of its and/or Brookfield Renewable’s funding in its sole discretion, taking into account factors it deems relevant under the circumstances and with a view to facilitating the consummation of the applicable transaction, including, but not limited to: (a) whether the relevant Brookfield Account and its co-investors are capable of funding the applicable investment in cash, (b) whether the applicable contribution of securities is expected to be attractive to the seller of the applicable asset, and/or (c) whether the applicable contribution of securities is expected to be accretive to the applicable co-investor(s). Such determination to fund using securities may be in Brookfield’s interest alone, as opposed to the interests of the Unitholders and other co-investors, and it is possible that such determination could lead to adverse consequences, including a lower likelihood of transaction execution and/or a higher purchase price for the asset. Brookfield, in its sole discretion, will determine the value of its contributed securities, which could be based on the volume weighted average price of the shares over a certain period of time, the closing price of the shares as of the applicable transaction closing date, or such other valuation it deems fair and reasonable under the circumstances. See also “Allocation of Investment Opportunities” above and “Determinations of Value” below. Furthermore, in the event that a Brookfield Account (including Brookfield Renewable) participates in co-investment opportunities, Brookfield may determine to not dispose of their portion of such co-investment at the same time or on the same terms as other investors (including Brookfield Renewable or a Brookfield Account in which we invest), which may create conflicts of interests. For example, if Brookfield determines to sell one Brookfield Account’s investment later than Brookfield Renewable (or a

Brookfield Account in which we invest), when selecting a potential purchaser of the applicable investment for Brookfield Renewable (or a Brookfield Account in which we invest), Brookfield may be incentivized (as a result of its interest as a co-investor) to take into consideration any such purchaser’s strategic value to the applicable portfolio company and the impact on the future value of the portfolio company rather than solely obtaining the highest purchase price in respect of the interests of Brookfield Renewable (or a Brookfield Account in which we invest) interests. Further, Brookfield determining to hold a Brookfield Account’s interest in a portfolio company for longer than Brookfield Renewable (or a Brookfield Account in which we invest) may result in a smaller pool of potential buyers or a decreased purchase price as a result of potential buyers being required to buy less than all of the applicable portfolio company and to have a large minority owner post-acquisition. While Brookfield believes that such conflicts are mitigated by its significant commitment to Brookfield Renewable (and the Brookfield Accounts in which we invest) and its potential entitlement to an incentive allocation/carried interest that is tied to the performance of Brookfield Renewable (and the Brookfield Accounts in which we invest), such conflicts of interest are nonetheless present.
•Co-Investment Expenses. Co-investors (including (a) third-party co-investors that invest in a co-investment opportunity offered by Brookfield Renewable, and (b) Brookfield Renewable to the extent it co-invests in an opportunity offered by a Brookfield Account in which it invests) will typically bear their pro rata share of fees, costs and expenses related to their co-investments, including those incurred in connection with the discovery, investigation, development, acquisition or consummation, ownership, maintenance, monitoring, hedging, financing and disposition of their co-investments.
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
•Facilitation of Investments and Co-Investments. From time to time, in order to facilitate investment activities in a timely and efficient manner, Brookfield, Brookfield Renewable or another Brookfield Account will fund deposits or incur other costs and expenses (including, among other things, by use of loan facilities and/or issuance of guarantees or letters of credit) in respect of an investment that ultimately will be shared with or made entirely by Brookfield Renewable, another Brookfield Account (including a Brookfield Account in which we invest), or co-investors; and/or Brookfield and/or our group (including a Brookfield Account in which we invest) could fund obligations and/or incur other costs and expenses in order to facilitate an investment that is ultimately shared with co-investors. These financing arrangements are provided to facilitate investments that Brookfield has determined to be in our best interests (or the best interests of Brookfield Accounts in which we invest). But for these forms of support, Brookfield

Renewable or Brookfield Accounts in which we invest could lose access to investment opportunities (if, for example, a Brookfield Account has not yet completed its fundraising and has insufficient capital to consummate the opportunity, or if co-investors have not yet been identified for an excess investment opportunity). Brookfield believes that facilitating investments in this manner and by investors that are part of Brookfield’s platform or that have demonstrated a consistent and long-term commitment to Brookfield (including Brookfield Renewable and other Brookfield Accounts) provides benefits overall to Brookfield Renewable (and Brookfield Accounts in which we invest) and improves the attractiveness of our units through the ability to participate in and benefit from these synergistic arrangements. These arrangements, however, give rise to conflicts of interest considerations.
Under these arrangements, the relevant ultimate investor (whether Brookfield Renewable, another Brookfield Account or co‑investors) will be expected to reimburse the relevant financing provider (whether Brookfield, Brookfield Renewable or another Brookfield Account) for the deposits and other fees, costs and expenses incurred, as well as carrying charges applicable to such funding activity pursuant to the terms agreed to with such investor. Such investor is expected to repay any amounts that come due and payable under loan facilities or letters of credit issued for its benefit, although there can be no assurance that any such investor will bear such fees, costs and expenses or not default on its obligations to repay such amounts, in which case, such amounts would be borne disproportionately by the financing provider. In certain situations, such as short-term funding durations, these arrangements will not include any interest or other compensation payable to the party funding the investment, as deemed appropriate by Brookfield, in its discretion, under the circumstances.
From time to time, Brookfield will agree to support via a backstop (or similar arrangement) a portion of an excess investment opportunity that has been allocated to Brookfield Renewable (or a Brookfield Account in which we invest) to facilitate the closing of such investment, with a view to syndication of such backstopped portion of the excess investment opportunity to third-party co-investors prior to or following closing. Brookfield’s backstopped portion of the investment opportunity will be reduced to the extent the investment is further syndicated to third-party co-investors or additional proceeds from the investment become available (for example, Brookfield Renewable (or the Brookfield Account in which we invest) could use debt proceeds on the investment or proceeds from the sale of a portion of the investment to reduce Brookfield’s backstopped portion).
In certain situations, Brookfield Renewable (or a Brookfield Account in which we invest) will close the investment transaction (in whole or in part) using funding from its loan facilities (or similar credit arrangements) prior to the completion of syndication to co-investors, and Brookfield will take nominal ownership of its backstopped portion of the investment at such time. Brookfield (or a third-party co-investor) will repay its pro rata portion of the amounts that come due and payable under such loan facilities in connection with the backstopped portion of the investment from such closing date. Alternatively, in situations where Brookfield Renewable (or a Brookfield Account in which we invest) is not able to close on Brookfield’s backstopped portion of the investment transaction (in whole or in part) using funding from its loan facilities (or similar credit arrangements) prior to the completion of syndication to co-investors, Brookfield could choose to fund the backstopped portion (in whole or in part) at closing. To the extent Brookfield Renewable (or a Brookfield Account in which we invest) becomes able to use funding from its loan facilities, we (or a Brookfield Account in which we invest) may reimburse Brookfield (via a loan or a similar financing arrangement) for the backstopped portion of the investment that Brookfield has already funded on equivalent terms as if such backstopped portion had been paid using funding from the loan facilities at closing. In addition, Brookfield Renewable (or a Brookfield Account in which we invest) is permitted to provide interim debt or equity financing (including among others emergency funding or as part of a follow-on investment) for the purpose of bridging a potential co-investment or a follow-on investment related to an existing co‑investment (including prior to allocating and/or syndicating the co-investment or follow-on investment, as applicable, to co-investors) but only to the extent that Brookfield Renewable (or a Brookfield Account in which we invest) would have been permitted to make such investment. In connection with any such financing, Brookfield Renewable (or a Brookfield Account in which we invest) could incur fees, costs and expenses, including among others in connection with borrowing and/or hedging activities (e.g., hedging of currency, interest rate or other exposures). To the extent the potential investment is not consummated, these fees, costs and expenses will be treated as broken deal fees, costs and expenses (see “Co-Investment Expenses” above). In addition, to the extent the investment is consummated, the terms of the sale or transfer of such investment to co-investors may not be favorable to Brookfield Renewable (or a Brookfield Account in which we invest) and may result in better terms for such co-investors than Brookfield

Renewable (or a Brookfield Account in which we invest) had when it made (or facilitated) the investment. For example, there is no guarantee that any co-investor will ultimately agree to bear its pro rata portion of the fees, costs and/or expenses associated with any such hedging or borrowing activities, in which case Brookfield Renewable (or a Brookfield Account in which we invest) would bear a greater amount of expenses than if they were allocated on a pro rata basis. Similarly, if an investment depreciates during the period when Brookfield Renewable (or a Brookfield Account in which we invest) holds it, co-investors may negotiate a lower price and we (or a Brookfield Account in which we invest) may take a loss on the portion of an investment we were holding on behalf of (or with a view to syndication to) co-investors (including with respect to fees, costs and expenses and/or carry costs related to an investment). In these types of situations, Brookfield Renewable (or a Brookfield Account in which we invest) may nonetheless sell the investment to co-investors on the terms negotiated (and agreed to with) by such co-investors at the relevant time in the event that Brookfield determines it is in our best interest, for example out of a desire to reduce our exposure to such investment or to include other participants in the investment.
•Client and Other Relationships. Brookfield and Oaktree (as defined below) each have long-term relationships with a significant number of developers, institutions, corporations and other market participants and their advisers (collectively, “Brookfield Client Relationships”). These Brookfield Client Relationships may hold or may have held investments similar to the investments that are held and pursued by Brookfield Renewable and Brookfield Accounts in which we invest, including certain investments that may represent appropriate investment opportunities for Brookfield Renewable and Brookfield Accounts in which we invest. These Brookfield Client Relationships may compete with Brookfield Renewable (or a Brookfield Account in which we invest) for investment opportunities. Brookfield will seek to maintain such Brookfield Client Relationships, including after the establishment of new Brookfield Accounts in which we invest. In determining whether to pursue a particular opportunity on behalf of Brookfield Renewable (or a Brookfield Account in which we invest), the Managing General Partner could consider these relationships, and there may be certain potential opportunities which are not pursued on behalf of Brookfield Renewable (or a Brookfield Account in which we invest) in view of such relationships. In addition, Brookfield Renewable (or a Brookfield Account in which we invest) could invest or enter into joint ventures or other similar arrangements with Brookfield Client Relationships in particular investments, and the relationship with such clients may influence the decisions made by the Managing General Partner with respect to such investments.
•Conflicts with Secondary Funds. Brookfield sponsors, manages and invests in certain Brookfield Accounts that focus on making secondary investments (such Brookfield Accounts, “Secondary Funds”), including investments in pooled investment vehicles managed by third parties (“Third Party Vehicles”), recapitalizations of Third Party Vehicles and related investments (collectively, “Secondary Investments”). These Secondary Investments are subject to significant governance, control and/or minority protection rights in favor of the Secondary Funds. Brookfield Renewable, Brookfield Accounts in which we invest and their portfolio investments are expected to compete with such Third Party Vehicles for investment opportunities and are expected to manage competing assets. For example, in a competitive auction process, the Third Party Vehicles, on the one hand, and Brookfield Renewable and/or Brookfield Accounts in which we invest, on the other hand, could be potential bidders. Similarly, a Third Party Vehicle could invest in an asset that competes with an asset held by Brookfield Renewable or a Brookfield Account in which we invest for market share or other matters.
In order to mitigate potential conflicts of interest in these situations, Brookfield may but will not be obligated to take one or more of the following actions (as it determines in its sole discretion): (i) causing the Secondary Fund to remain passive in, or recuse itself from, a situation in which it is otherwise entitled to vote, which would mean that the Secondary Fund defers to the decision or judgment of the Third Party Vehicles or third-party investor(s) in its managed vehicles with respect to certain decisions; (ii) causing the Secondary Fund to hold only non-controlling interests in an investment without governance rights; (iii) referring the matter to one or more persons that is not affiliated with Brookfield; (iv) consulting with and seeking the consent of Brookfield Renewable’s independent directors, the advisory committee of the Brookfield Account in which we are invested, the limited partners of the Secondary Fund and/or the advisory committee of the Secondary Fund (as deemed appropriate by Brookfield) on such matter; or (v) establishing ethical screens or information barriers (which can be temporary and of limited purpose) designed to separate Brookfield investment professionals to act independently on behalf of the Secondary

Fund, on the one hand, and Brookfield Renewable and/or the Brookfield Accounts in which we invest, on the other hand, in each case with support of separate legal counsel and other advisers.
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
•Pursuit of Investment Opportunities by Certain Non-Controlled Affiliates. Certain companies affiliated with Brookfield (a) are controlled, in whole or in part, by persons other than Brookfield or entities controlled by it, including, for example, joint ventures or similar arrangements with third parties where Brookfield does not have complete control or (b) do not coordinate or consult with Brookfield with respect to investment decisions (together, “Non-Controlled Affiliates”). Such Non-Controlled Affiliates are likely to have investment objectives which overlap with Brookfield Renewable’s or Brookfield Accounts’ in which we invest’s investment objectives and conflicts are likely to arise therefrom. For example, from time to time such Non-Controlled Affiliates or investment vehicles managed by such Non-Controlled Affiliates will pursue investment opportunities which are suitable for Brookfield Renewable or Brookfield Accounts in which we invest but which are not made available to us or such Brookfield Accounts since such Non-Controlled Affiliates do not consult with and/or are not controlled by Brookfield.
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
•Advice to Other Brookfield Accounts May Conflict with Brookfield Renewable’s Interests. In light of the extensive scope of Brookfield’s investment and related business activities: (i) Brookfield and its personnel will give advice, and take actions, with respect to current or future Brookfield Accounts (including proprietary accounts of Brookfield) that could compete or conflict with the advice Brookfield gives to Brookfield Renewable and/or Brookfield Accounts in which we are invested, or that will involve a different timing or nature of action than that taken with respect to Brookfield Renewable and/or Brookfield Accounts in which we are invested, and (ii) investments by Brookfield Accounts and/or Brookfield could have the effect of diluting or otherwise disadvantaging the values, prices and/or investment strategies of Brookfield Renewable and/or Brookfield Accounts in which we are invested. For example, when another Brookfield Account either manages or implements a portfolio decision ahead of, or contemporaneously with, portfolio decisions for Brookfield Renewable and/or Brookfield Accounts in which Brookfield Renewable is invested, market impact, liquidity constraints and/or other factors could result in us receiving less favorable results, paying higher transaction costs, or being otherwise disadvantaged.
In making certain decisions with regard to our investments or those of Brookfield Accounts in which we are invested that compete with or differ from the interests of one or more other Brookfield Accounts, Brookfield could face certain conflicts of interest between the interests of Brookfield Renewable (and/or Brookfield Accounts in which we are invested) and the interests of such other Brookfield Accounts. These potential conflicts will be exacerbated in situations where Brookfield is entitled to higher fees from other Brookfield Accounts than from us and/or Brookfield Accounts in which we are invested, where portfolio managers making an allocation decision are entitled to higher performance-based compensation from other Brookfield Accounts than from us and/or Brookfield Accounts in which we are invested, where Brookfield (and/or the Related-Party Investor) has larger proprietary investments in other Brookfield Accounts than in Brookfield Renewable and/or Brookfield Accounts in which we are invested, or where there are capacity constraints with respect to a particular strategy or opportunity as a result of, for example, position limits and/or regulatory reporting obligations applicable to Brookfield. In addition, as an investment changes over time, additional conflicts of interest are expected to arise, including as a result of earlier investment allocation decisions. Brookfield will determine the appropriate investment decision for Brookfield Renewable, each Brookfield Account in which we are invested, and other Brookfield Accounts taking into account the mandate and interests of such accounts (where applicable) and, when applicable, in accordance with Brookfield’s investment allocation protocols and such Brookfield Accounts’ governing documents. The investment and divestment decisions made with respect to other Brookfield Accounts may be made without regard to the interests of Brookfield Renewable and/or Brookfield Accounts in which we are invested, even where such decisions are informed by our (direct or indirect) investment activities and/or adversely affect us (directly or indirectly).
In addition, certain Brookfield Accounts (and/or portfolio companies of such Brookfield Accounts) may provide investment banking and other advisory services to third parties with respect to assets in which Brookfield Renewable (or a Brookfield Account in which we invest) may be invested or seek to invest. The interests of such Brookfield Accounts (and/or portfolio companies of such Brookfield Accounts) in such circumstances could conflict with those of Brookfield Renewable (or a Brookfield Account in which we invest), and Brookfield Renewable (or a Brookfield Account in which we invest) could compete with such Brookfield Accounts in pursuing certain investments.
Different business units and teams within the Managing General Partner and Brookfield may take views, and make decisions or recommendations, that are different than other areas of the Managing General Partner and Brookfield. Different portfolio management teams within the Managing General Partner and Brookfield may make decisions or take (or refrain from taking) actions with respect to Brookfield Accounts they advise in a manner that may be different than or adverse to Brookfield Renewable (or a Brookfield Account in which we invest). Such teams might not share information with the portfolio management team of Brookfield Renewable (or a Brookfield Account in which we invest), including as a result of certain information barriers. See “Integrated Investment Platform, Information Sharing and related Trading Restrictions” below.
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
•Integrated Investment Platform, Information Sharing and related Trading Restrictions. As noted elsewhere herein, Brookfield is a global alternative asset manager with significant assets under management and a long history of owning, managing and operating assets, businesses and investment vehicles across various industries, sectors, geographies and strategies. Except as otherwise noted, Brookfield generally manages its investment and business lines in an integrated fashion with no information barriers that other firms may implement to separate certain investment teams so that one team’s activities won’t restrict or otherwise influence the other’s. Brookfield believes that managing its investment and asset management platforms in an integrated fashion is in the best interests of Brookfield Accounts, including Brookfield Renewable and Brookfield Accounts in which we invest, by enabling them to leverage Brookfield’s experience, expertise, broad reach, relationships and position in the market for investment opportunities and deal flow, financial resources, access to capital markets and management and operating needs. Among other things, Brookfield will have access to information across its platform relating to business operations, trends, budgets, customers or users, assets, funding and other metrics that Brookfield has or acquires through its management of Brookfield Accounts and/or its own business and investment activities that is used by Brookfield to identify and/or evaluate potential investments for Brookfield Renewable and Brookfield Accounts in which we invest and to facilitate the management of investments, including through operational improvements. Conversely, Brookfield uses data and information that it has or acquires in connection with activities on behalf of Brookfield Renewable or a Brookfield Account in which we invest for the benefit of other Brookfield Accounts’ (including Brookfield proprietary accounts’) business and investment activities. From time to time, Brookfield expects to commission third-party research, at the expense of Brookfield Renewable or a Brookfield Account in which we invest, in connection with its diligence of an investment opportunity for Brookfield Renewable or such Brookfield Account or in connection with its investment, and such research is expected to subsequently be available to other Brookfield Accounts and Oaktree Accounts (who will generally not be required to compensate Brookfield Renewable or the applicable Brookfield Account in which we invest for the benefit they receive from such research). Such benefits could be material and Brookfield will have no duty, contractual, fiduciary or otherwise, to keep such information confidential from, or not use such information in connection with the business and investment activities of itself, other Brookfield Accounts and/or their portfolio companies.
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
Furthermore, Brookfield, Brookfield businesses that are separated by information barriers (e.g., PSG and Oaktree) and their accounts, and Brookfield Accounts (including Brookfield Renewable) are deemed to be affiliates for purposes of certain laws and regulations. As such, it is anticipated that, from time to time, Brookfield, Brookfield businesses that are separated by information barriers and their accounts, and Brookfield Accounts will have positions (which in some cases will be significant) in one or more of the same issuers. As such, Brookfield needs to aggregate such investment holdings for certain securities laws purposes (including trading restrictions under Rule 144 under the U.S. Securities Act, complying with reporting obligations under Section 13 of the Exchange Act and the reporting and short-swing profit disgorgement obligations under Section 16 of the Exchange Act) and other regulatory purposes (including: (i) public utility companies and public utility holding companies; (ii) bank holding companies; (iii) owners of broadcast licenses, airlines, railroads, water carriers and trucking concerns; (iv) casinos and gaming businesses; and (v) public service companies (such as those providing gas, electric or telephone services)). Consequently, activities by Brookfield, Brookfield businesses that are separated by information barriers, and/or other Brookfield Accounts could result in earlier public disclosure of investments by Brookfield Renewable and/or Brookfield Accounts that we are invested in, restrictions on transactions by Brookfield Renewable and/or Brookfield Accounts that we are invested in (including the ability to make or dispose of certain investments at certain times), adverse effects on the prices of investments made by Brookfield Renewable and/or Brookfield Accounts that we are invested in, potential short-swing profit disgorgement, penalties and/or regulatory remedies, or otherwise create conflicts of interests for Brookfield Renewable and/or Brookfield Accounts that we are invested in.
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
Brookfield believes that it will be better able to anticipate macroeconomic and other trends, and otherwise make more informed investment and other decisions for Brookfield Accounts (including Brookfield Renewable and the Brookfield Accounts in which we invest) as a result of its access to (and rights regarding) the data and information that it has or obtains through the business and investment activities of all Brookfield Accounts and their portfolio companies. Brookfield will also make investment and other decisions for Brookfield Accounts (including itself, Brookfield Renewable, Brookfield Accounts in which we invest, other Brookfield Accounts and their portfolio companies) on the basis of information Brookfield has or obtains through all Brookfield Accounts’ investment activities. Brookfield believes that using this data and information from across Brookfield Accounts and their portfolio companies will provide overall benefits to, and improve Brookfield’s management of, Brookfield Accounts (including Brookfield Renewable and the Brookfield Accounts in which we invest), including their investment activities. For example, data analytics based on inputs from a portfolio company of one Brookfield Account could inform business decisions for another Brookfield Account. In addition, aggregating data provides Brookfield with opportunities to obtain bulk discounts for Brookfield Accounts (including Brookfield Renewable, Brookfield Accounts in which we invest, other Brookfield Accounts and their portfolio companies) on products and services if that data shows significant demand across multiple Brookfield Accounts and/or portfolio companies. Any such discounts would be allocated among Brookfield Accounts and their portfolio companies on a fair and equitable basis as determined by Brookfield in its sole discretion, with Brookfield able to make corrective allocations should it determine subsequently that such corrections were necessary or advisable.
This practice gives rise to conflicts of interest, however, because in some cases, this will result in certain Brookfield Accounts and/or portfolio companies taking positions that are different from, and potentially adverse to, positions taken for Brookfield Renewable, Brookfield Accounts in which we are invested or their portfolio companies, or result in certain Brookfield Accounts and/or portfolio companies benefiting from the business and investment activities of Brookfield Renewable and/or Brookfield Accounts in which we invest (or vice versa). For example, Brookfield’s ability to invest on behalf of another Brookfield Account in a particular company could be enhanced by information obtained from a portfolio company of Brookfield Renewable or Brookfield Accounts in which we invest in the same or a related industry. Such investments can be expected to provide a material benefit to certain Brookfield Accounts and portfolio companies (including proprietary Brookfield accounts) without compensation or other benefits to, or participation by the Brookfield Accounts (including Brookfield Renewable and/or Brookfield Accounts in which we invested) whose information is being used, because Brookfield shares information regarding Brookfield Accounts and their investors and the benefits received by certain Brookfield Accounts (and/or Brookfield) will not offset management fees or otherwise be shared with Brookfield Renewable, Brookfield Accounts in which we invest or their investors.
As a result, Brookfield has an incentive to pursue and manage investments for Brookfield Renewable (and Brookfield Accounts in which we invest) that have data and information that can be utilized in a manner that benefits Brookfield’s broader business platform, including investments that Brookfield would not otherwise have invested in or investments on terms less favorable than Brookfield otherwise would have sought in the ordinary course. Brookfield has implemented policies and procedures designed to mitigate conflicts of interest and address certain regulatory requirements and contractual restrictions with respect to its use and sharing of data and information. Brookfield is also subject to contractual obligations and legal limitations on its use and sharing of data and information. Such policies and procedures, obligations and limitations generally reduce synergies across Brookfield’s various activities and negatively affect Brookfield’s and the Brookfield Accounts’ ability to pursue and manage investment opportunities that would otherwise be available to Brookfield or the Brookfield Accounts if such policies and procedures were not implemented. From time to time, these policies and procedures also will result in Brookfield Renewable or the Brookfield Accounts in which we invest having reduced investment opportunities or investment flexibility, or otherwise restrict Brookfield Renewable, the Brookfield Accounts in which we invest or Brookfield in its management and investment activities with respect to such information, such as the ability of Brookfield Renewable, the Brookfield Accounts in which we invest or a portfolio company to make certain investments.
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
Regardless of the existence of information barriers, Brookfield will not have any obligation or other duty to make available for the benefit of any Brookfield Account (including Brookfield Renewable and/or Brookfield Accounts in which we invest or their investments) any information regarding Brookfield’s broader investment activities, strategies or views, or the activities, strategies or views used for other Brookfield Accounts. Brookfield may share any information relating to a Brookfield Account or its investments with its affiliates, including those that are managed independently (in accordance with information barriers and related protocols). Furthermore, to the extent that Brookfield has access to analyses, models and/or information developed by other parts of Brookfield and/or its personnel, Brookfield will not be under any obligation or other duty to effect transactions on behalf of Brookfield Renewable, any Brookfield Account in which we invest or its investments in accordance with such analysis and models and in some cases (such as research) may be prohibited from disseminating information between areas within Brookfield. In the event Brookfield does not share certain information with a Brookfield

Account’s investment team, such Brookfield Account may make investments or other decisions that differ from those it would have made if its investment team had such information, which may be disadvantageous to the Brookfield Account.
•Trade Errors. Brookfield will not be responsible for any losses resulting from any trade errors made by Brookfield in respect of the investments of Brookfield Renewable or the Brookfield Accounts in which we invest, except to the extent such parties are liable pursuant to the applicable governing documents of the Brookfield Accounts in which we invest. Trade errors might include, for example, keystroke errors that occur when entering trades into an electronic system or typographical or drafting errors related to derivatives contracts or similar agreements. Investors should assume that trade errors (and similar errors or deviations from accuracy or correctness in the trade process) will occur and that Brookfield will not be responsible for any resulting losses, even if such loss results from negligence (but not gross negligence), unless it has breached its standard of care as set out in applicable laws or regulations as well as the applicable limited partnership agreement, investment management agreement, prospectus or other offering document of the Brookfield Accounts in which we invest.
•Data Management. To the extent it deems necessary or appropriate, in its sole discretion, Brookfield may provide data management services to us and our investments and/or other Brookfield Accounts and their portfolio companies (collectively, “Data Holders”). Such services could include, among other things, assistance with obtaining, analyzing, curating, processing, packaging, organizing, mapping, holding, transforming, enhancing, marketing and selling data for monetization through licensing and/or sale arrangements with third parties and/or directly with Data Holders. To the extent provided, these services would be subject to the limitations discussed below and applicable contractual and/or legal obligations or limitations, including on the use of material non-public information. Moreover, where an arrangement is with Brookfield Renewable or one of our investments, we would directly or indirectly bear our appropriate share of related compensation. In addition, in Brookfield’s sole discretion, data from one Data Holder may be pooled with data from other Data Holders, subject to applicable laws and regulations (including privacy laws and regulations), and any revenues arising from such pooled data sets would be allocated among Brookfield and the applicable Data Holders on a fair and equitable basis as determined by Brookfield in its sole discretion, with Brookfield able to make corrective allocations should it determine subsequently that such corrections were necessary or advisable.
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
•Terms of an Investment by a Brookfield Account May Benefit or Disadvantage Another Brookfield Account. From time to time, in making investment decisions for Brookfield Renewable (or a Brookfield Account in which we invest) or another Brookfield Account, Brookfield will face certain conflicts of interest between the interests of Brookfield Renewable (or a Brookfield Account in which we invest), on the one hand, and the interests of the other Brookfield Account. For example, subject to applicable law and any limitations contained in the governing documents, Brookfield from time to time could cause Brookfield Renewable (or a Brookfield Account in which we invest) to invest in securities, bank loans or other obligations of companies or properties affiliated with or advised by Brookfield or in which Brookfield Accounts have an equity, debt or other interest, or to engage in investment transactions that result in other

Brookfield Accounts getting an economic benefit, being relieved of obligations or divested of investments. For example, from time to time, Brookfield Renewable (or a Brookfield Account in which we invest) could make debt or equity investments in entities which are expected to use the proceeds of such investment to repay loans from another Brookfield Account. Depending on the circumstance, such other Brookfield Account would benefit if Brookfield Renewable (or a Brookfield Account in which we invest) invested more money, thus providing sufficient funds to repay such other Brookfield Account, or it would benefit if the loans remained outstanding and such Brookfield Account continued to receive payment under the existing loans, if the loans were on attractive terms (including an attractive interest rate) from the perspective of such Brookfield Account. Alternatively, from time to time another Brookfield Account is in the position of making an investment that could be used to repay loans from Brookfield Renewable (or a Brookfield Account in which we invest) (which could occur earlier than otherwise expected for Brookfield Renewable (or a Brookfield Account in which we invest)), which would present the opposite conflict. Similarly, such conflicts are also present in other situations. For example, in certain circumstances, a Brookfield Account will pursue a take-private, asset purchase or other material transaction with an issuer in which Brookfield Renewable (or a Brookfield Account in which we invest) is invested, which will result in a benefit to Brookfield Renewable (or a Brookfield Account in which we invest). In situations where the activities of Brookfield Renewable (or a Brookfield Account in which we invest) enhance the profitability of other Brookfield Accounts with respect to their investment in and activities relating to companies, Brookfield could take the interests of such other Brookfield Accounts into consideration in connection with actions it takes on behalf of Brookfield Renewable (or a Brookfield Account in which we invest). See “Investments with Related Parties,” below.
Additionally, there may be instances where Brookfield Renewable (or a Brookfield Account in which we invest) or another Brookfield Account or one of their investments may enter into agreements with third parties (or invest in assets or portfolio companies that have pre-existing agreements with third parties) that restrict the ability of other Brookfield Accounts (including Brookfield Renewable or a Brookfield Account in which we invest) to engage in potentially competitive actions, such as developing competing assets within a defined geographical area, which could adversely impact Brookfield Renewable’s (or a Brookfield Account in which we invest’s) investment opportunities. In cases where Brookfield Renewable (or a Brookfield Account in which we invest) or one of its investments has entered into such a restriction, Brookfield Renewable (or a Brookfield Account in which we invest) may from time to time seek to induce its counterparty to waive such restriction for the benefit of another Brookfield Account. No consent or notification will be provided to the Unitholders or the Managing General Partner’s board of directors in these situations.
•Conflicts among Portfolio Companies and Brookfield Accounts. There will be conflicts between Brookfield Renewable, Brookfield Accounts in which we invest and/or one of our (direct or indirect) investments, on the one hand, and other Brookfield Accounts and/or one or more of their investments, on the other hand. For example, a portfolio company of another Brookfield Account may be a competitor, customer, service provider or supplier of one or more of our (direct or indirect through a Brookfield Account) investments. There may also be circumstances where a tenant or a prospective tenant in connection with an investment may also be interested in or eligible to be a tenant or prospective tenant at a property owned by another Brookfield Account. In such circumstances, the other Brookfield Account and/or portfolio company thereof are likely to take actions that have adverse consequences for Brookfield Renewable, Brookfield Accounts in which we are invested and/or one of our (direct or indirect) investments, such as seeking to increase their market share to our detriment, withdrawing business from our investment in favor of a competitor that offers the same product or service at a more competitive price, or increasing prices of their products in their capacity as a supplier to our (direct or indirect) investment, or commencing litigation against our (direct or indirect) investment. In addition, in such circumstances, Brookfield may not pursue certain actions on behalf of Brookfield Renewable, Brookfield Accounts in which we are invested or our (direct or indirect) portfolio companies, which could result in a benefit to another Brookfield Account (or vice versa). Brookfield has implemented policies and procedures designed to mitigate such potential conflicts of interest. Such policies and procedures could reduce the business activity among the portfolio companies of Brookfield Accounts, which would negatively affect portfolio companies of Brookfield Renewable (or a Brookfield Account in which we invest) and, therefore, Brookfield Renewable, or a Brookfield Account in which we invest, as a whole. Another Brookfield

Account or portfolio company thereof may nonetheless continue to take such actions that have adverse consequences for Brookfield Renewable (or a Brookfield Account in which we invest) or its portfolio companies, and Brookfield will not have any obligation or duty in this regard.
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
Brookfield and other Brookfield Accounts invest in a broad range of asset classes throughout the corporate capital structure, including debt positions (either junior or senior to the positions of Brookfield Renewable (or a Brookfield Account in which we invest)) and equity securities (either common or preferred). It is possible that Brookfield Renewable (or a Brookfield Account in which we invest) or one or more of its portfolio companies will hold an interest in one part of a company’s capital structure while another Brookfield Account or one or more of its portfolio companies holds an interest in another. In situations where such company or property is experiencing distress or bankruptcy, such conflicts of interest will be exacerbated. In such scenarios, other Brookfield Accounts or other consortiums, including Brookfield, Brookfield Insurance Accounts, Oaktree or Oaktree Accounts, could hold interests that are more senior in priority to that of Brookfield Renewable (or a Brookfield Account in which we invest) and could seek to take over such company or property. In such circumstances, Brookfield Accounts, Brookfield Insurance Accounts, Oaktree and/or Oaktree Accounts that participate in such asset could take actions that are adverse to the interests of Brookfield Renewable (or a Brookfield Account in which we invest). Alternatively, Brookfield Renewable (or a Brookfield Account in which we invest) may make an investment in a company in which Brookfield or another Brookfield Account invests and such company may already be experiencing (or may in the future experience) distress or bankruptcy. Brookfield Renewable (or a Brookfield Account in which we invest) may, or may not, be successful in managing it out of such distress. The conflicts between such parties and Brookfield Renewable (or a Brookfield Account in which we invest) will be more pronounced where the asset is near default on existing loans and Brookfield Renewable (or a Brookfield Account in which we invest) may not have the ability to call additional capital or use reserves or other sources of capital in order to sustain its position in the asset (either because Brookfield Renewable (or a Brookfield Account in which we invest) is out of available Commitments or other limitations). In this case, Brookfield, Brookfield Insurance Accounts, Brookfield Accounts, Oaktree and/or Oaktree Accounts could, for a relatively small investment, obtain a stake in such company or take over the management of (and risk relating to) such company to the detriment of Brookfield Renewable (or a Brookfield Account in which we invest).
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
Moreover, from time to time, we, a Brookfield Account in which we are invested, and/or another Brookfield Account could jointly acquire a portfolio of assets between them with a view to dividing up the assets in accordance with their investment mandates. In this circumstance, Brookfield will determine the terms and conditions relating to the investment, including the purchase price associated with each asset, which price may not represent the price we (or a Brookfield Account in which we are invested) would have paid if the transaction had involved the acquisition only of the assets we (or the Brookfield Account in which we are invested) ultimately retain. In certain circumstances, Brookfield Renewable (or a Brookfield Account in which we are invested) could have residual liability for assets that were allocated to Brookfield or another Brookfield Account, including potential tax liabilities. Additionally, from time to time, Brookfield will seek to sell assets on behalf of Brookfield Renewable (or a Brookfield Account in which we are invested) and one or more other Brookfield Accounts together, including because Brookfield deems it to be in the best interests of Brookfield Renewable (or a Brookfield Account in which we are invested) and each participating Brookfield Account to do so and/or because it believes Brookfield Renewable (or a Brookfield Account in which we are invested) and each applicable Brookfield Account would generate excess value as part of a joint portfolio or platform sale. In this circumstance, Brookfield will determine the terms and conditions relating to such disposition, including the manner of sale, the ultimate sale price associated with each property and/or other asset and the allocation of the sale price among Brookfield Renewable (or a Brookfield Account in which we are invested) and the other participating Brookfield Accounts, which will be based on one or more factors, as deemed appropriate by Brookfield in its discretion, including among others internal carrying values of the relevant assets, appraisals and/or valuations of the relevant assets, the advice of external consultants and/or advisers, and/or the values attributed to the various assets by one or more of the bidders for the portfolio. Notwithstanding the foregoing, Brookfield’s ultimate allocation of the sale price among Brookfield Renewable (or a Brookfield Account in which we are invested) and the other participating Brookfield Accounts could be different than any one particular factor utilized in its determination, including the values attributed to the various assets by the ultimate purchaser of the assets. These types of transactions will not require the approval of the Unitholders. Furthermore, from time to time, we, a Brookfield Account in which we are invested, Brookfield and/or a Brookfield Account will jointly enter into a binding agreement to acquire an investment. If Brookfield or such Brookfield Account is unable to consummate the investment, we (or a Brookfield Account in which we are invested) could be subject to additional liabilities, including the potential loss of any deposit or the obligation to fund the entire investment. Similarly, to the extent that indebtedness in connection with an investment is structured such that both Brookfield Renewable (or a Brookfield Account in which we are invested), Brookfield and/or another Brookfield Account are jointly responsible on a cross-collateralized, joint borrower, joint guarantor or similar basis for the repayment of the indebtedness, the failure of Brookfield and/or the other Brookfield Account to repay such indebtedness or meet other obligations could result in Brookfield Renewable (or a Brookfield Account in which we are invested) being required to fund more than their pro rata share of the indebtedness.
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
In situations in which Brookfield and/or another Brookfield Account holds an interest in an investment that differs from that of Brookfield Renewable and/or the Brookfield Account in which we are invested, conflicts of interest will arise in connection with, among other things, the following: (i) the nature, timing and terms of each Brookfield Account’s investment, (ii) the allocation of control and other governance rights among the Brookfield Accounts, (iii) the strategic objectives and/or timing underlying each Brookfield Account’s investments, (iv) differing disposition rights, views and/or needs for all or part of an investment, (v) resolution of liabilities in connection with an investment among the Brookfield Accounts, (vi) allocation of jointly held resources (e.g., intellectual property, pooled funds, etc.), and/or (vii) other considerations related to the investment. In certain situations, Brookfield Accounts will invest in follow-on investments of other Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest). Where certain Brookfield Accounts and other Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which our group invests) hold different interests in an investment, there will be conflicts from various factors, including, among other things, investments in different levels of the capital structure, different measurements of control, different risk profiles, different rights with respect to disposition alternatives, different investment objectives, strategies and horizons, different target rates of return, rights in connection with co-investors and/or other factors. Brookfield will resolve these matters in a fair and reasonable manner consistent with its fiduciary duty to each account. However, there can be no assurance that Brookfield will resolve these matters in any particular manner or that it would resolve these matters in the same manner that it would have resolved them had these conflicts considerations not arisen.
As noted above, from time to time Brookfield Renewable and/or a Brookfield Account in which we are invested, on the one hand, and other Brookfield Accounts (including Brookfield proprietary accounts and/or co-investment accounts), on the other hand, will invest in different classes or types of securities of the same company (or other assets, instruments or obligations issued by such company) or otherwise on different terms thereby creating divergent interests. If the company or asset experiences financial distress, bankruptcy or a similar situation, a Brookfield Account’s interest (including interest of Brookfield Renewable or a Brookfield Account in which we are invested) may be subordinated or otherwise adversely affected by virtue of another Brookfield Account’s involvement and actions relating to their investment to the extent their interest is more senior to, or has different contractual rights than, the interest of Brookfield Renewable and/or the Brookfield Account in which we are invested. In these situations, Brookfield will face conflicts in managing each side’s investment with a view to maximizing its value and, in connection therewith, pursuing or enforcing rights or activities. At all times, Brookfield will seek to treat each Brookfield Account (including Brookfield Renewable and/or the Brookfield Account in which we are invested) fairly, equitably and consistent with its investment mandate in pursuing and managing these investments. However, these factors could result in our (direct and indirect) interests and those of Brookfield and other Brookfield Accounts being managed differently under certain circumstances and Brookfield Renewable and/or the Brookfield Account in which we are invested realizing different returns (including, possibly lower returns) on their investment than Brookfield and/or other Brookfield Accounts on theirs.
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
In order to mitigate potential conflicts of interest in these situations, Brookfield could but will not be obligated to take one or more actions on behalf of itself, Brookfield Renewable and/or other Brookfield Accounts, including one or more of the following (as it determines in its sole discretion): (i) forbearance of rights, such as causing Brookfield, Brookfield Renewable and/or other Brookfield Accounts to remain passive in a situation in which it is otherwise entitled to vote, which could mean that Brookfield, Brookfield Renewable, a Brookfield Account in which we are invested and/or other Brookfield Accounts (as applicable) defer to the decision or judgment of an independent, third-party investor in the same class of securities with respect to decisions regarding defaults, foreclosures, workouts, restructurings, and/or similar matters, including actions taken by a trustee or administrative or other agent of the investment, such as a release, waiver, forgiveness or reduction of any claim for principal or interest, extension of maturity date or due date of any payment of any principal or interest, release or substitution of any material collateral, release, waiver, termination or modification of any material provision of any guaranty or indemnity, subordination of any lien, and release, waiver or permission with respect to any covenants; (ii) causing Brookfield, Brookfield Renewable, a Brookfield Account in which we are invested and/or other Brookfield Accounts to hold only non-controlling interests in any such investment; (iii) referring the matter to one or more persons that is not affiliated with Brookfield, such as a third-party loan servicer, administrative agent or other agent to review and/or approve of an intended course of action; (iv) consulting with investors and/or seeking approval of the independent directors of the Managing General Partner on such matter (and similar bodies of other accounts); (v) establishing ethical screens or information barriers (which can be temporary and of limited purpose) designed to separate Brookfield investment professionals to act independently on behalf of Brookfield Renewable (or a Brookfield Account in which we are invested), on the one hand, and Brookfield and/or other Brookfield Accounts, on the other hand, in each case with support of separate legal counsel and other advisers; (vi) seeking to ensure that Brookfield, Brookfield Renewable, a Brookfield Account in which we are invested, and/or other Brookfield Accounts own interests in the same securities or financial instruments and in the same proportions so as to preserve an alignment of interests; and/or (vii) causing Brookfield, Brookfield Renewable, a Brookfield Account in which we are invested, and/or other Brookfield Accounts to divest of an investment that it otherwise could have held on to, including without limitation causing Brookfield Renewable (or a Brookfield Account in which we are invested) to sell its position to Brookfield or another Brookfield Account (or vice versa).
At all times, Brookfield will endeavor to treat all Brookfield-managed accounts (including Brookfield Renewable and any Brookfield Account in which we are invested) fairly, equitably and in an impartial manner and consistent with its investment mandate in pursuing and managing in these investments. However, there can be no assurance that any action or measure pursued by Brookfield will be feasible or effective in any particular situation, or that its own interests won’t influence its conduct, and it is possible that the outcome for Brookfield Renewable (or a Brookfield Account in which we are invested) will be less favorable than otherwise would have been the case if Brookfield did not face these conflicts of interest. In addition, the actions and measures that Brookfield pursues are expected to vary based on the particular facts and circumstances of each situation and, as such, there will be some degree of variation and potentially inconsistency in the manner in which these situations are addressed. Furthermore, from time to time Brookfield intends to enter into a voting agreement with one or more other Brookfield Accounts alongside which Brookfield Renewable (or a Brookfield Account in which we are invested) is invested, which, among other things, would allocate (upon such Brookfield Account’s election), directly or indirectly, certain voting rights of Brookfield with respect to Brookfield Renewable (or a Brookfield Account in which we are invested) or with respect to one or more properties or portfolio companies to such affiliates. However, for the avoidance of doubt, Brookfield will in all circumstances control Brookfield Renewable (or a Brookfield Account in which we are invested).
From time to time, Brookfield may declare a distribution-in-kind of an investment of a Brookfield Account in which Brookfield Renewable is invested or a portion thereof. Pursuant to any such distribution-in-kind, the investors in the Brookfield Account (including third-party investors, other Brookfield Accounts and Brookfield personnel that are invested in the relevant Brookfield Account) will receive their pro rata portions of the distribution, and Brookfield will receive a portion of the distribution in respect of its incentive distributions (if applicable). Upon receipt of such interests, certain recipients (including other Brookfield Accounts and Brookfield personnel) generally will be free to sell its interests in their sole discretion, which may have an adverse impact on the value and/or liquidity of other recipients’ (including Brookfield Renewable’s) interests. For the avoidance of doubt, the value of the investment upon a distribution in-kind to investors (and the value used for determining Brookfield’s entitlement to incentive distributions) may exceed the value ultimately received by investors (including Brookfield Renewable) when they dispose of such interests for cash. In addition, each recipient will likely sell its interests at a different value, and it is possible that other Brookfield Accounts and Brookfield personnel are able to sell their interests at higher prices than other investors (including Brookfield Renewable) are able to. It is likely that certain investors will elect to have Brookfield dispose of such interests for cash on their behalf while Brookfield will retain the securities for certain Brookfield Accounts (or vice versa), which may exacerbate the risks and conflicts identified herein. In the event of a partial distribution-in-kind, other Brookfield Accounts and Brookfield personnel will be free to sell the interests that they received in advance of any sales by Brookfield Renewable (or a Brookfield Account in which Brookfield Renewable is invested) of the remaining portion of the investment, which may adversely impact the value and/or liquidity of Brookfield Renewable’s or the relevant Brookfield Account’s remaining position and may be at higher prices than Brookfield Renewable or the relevant Brookfield Account in which Brookfield Renewable is invested ultimately sells the remaining portion of the investment. Additionally, in connection with any restructuring of a Brookfield Account in which we are invested or any of its investments (such as the formation of a continuation vehicle or participation in other similar transactions), Brookfield may charge management fees and receive incentive distributions in connection with any continuation vehicle or similar structure established to hold the investments for a longer term. As a result, such transactions will result in conflicts of interest in determining whether to utilize a continuation vehicle when structuring a Brookfield Account’s exit from any investment, and there can be no assurance that such conflicts of interest will be resolved in a manner favorable to the Brookfield Account in which we are invested or to investors who do not elect to participate.
•Definitions of “Investment” and “Disposition”. The governing documents of Brookfield Accounts in which we invest generally provide that an “investment” of such account typically includes any direct or indirect investment in companies or other assets. The governing documents generally further note that Brookfield has discretion regarding whether to treat assets or securities that have been acquired as part of a portfolio of assets, portfolio of companies or a platform as separate Investments or as a single Investment. Further to the foregoing, a single Investment could include a collection of related assets and/or multiple securities (whether acquired in a single transaction or over time), a series of investments in a portfolio company’s securities (including investments made in different parts of an issuer’s capital structure in a single transaction or over time), investments acquired as a portfolio and/or portfolios (whether acquired in a single transaction or over time) via an asset aggregation strategy or otherwise, in each case as reasonably determined by Brookfield.
Brookfield will use its discretion in determining whether multiple assets and/or multiple securities are considered a single “investment” for purposes of the governing documents of the Brookfield Accounts in which we invest, taking into account all factors and circumstances it deems relevant to such determination. As a general matter, Brookfield expects to consider each series of related assets and/or securities as a single “investment”. However, even when a series of assets and/or securities are treated as a single Investment for certain purposes, Brookfield may still treat such assets and/or securities as multiple investments for other purposes of the governing documents (to the extent that Brookfield believes that doing so is consistent with the intention of the relevant provisions of such governing documents). For example, Brookfield could determine to assess each asset within a portfolio on a “look-through” basis for the purpose of certain definitions while treating the portfolio as a single “investment” in the relevant Brookfield Account’s investor reporting and for other purposes of its governing documents, including for purposes of calculating and charging management fees. For the avoidance of doubt, Brookfield will determine whether or not to apply such a “look-through” approach on a case-by-case basis based on the relevant facts and circumstances, and expects that it will take different approaches to different Investments.
The treatment of assets and/or securities as a single “investment” will affect the calculation of the management fee in certain circumstances, in particular in cases in which one or more assets or securities forming part of the “investment” are subject to a “disposition” or partial disposition (since an investment that has been subject to a disposition or partial disposition generally is no longer included in the calculation of the management fee (or included at a reduced amount) after the commitment period of the Brookfield Accounts in which we invest). The governing documents of the Brookfield Accounts in which we invest generally define “disposition” to include a situation in which an investment has been written down to zero, and also provide that in the case of a disposition of all or any part of an investment, the remaining portion will be treated as a separate investment for purposes of calculating the relevant Brookfield Account’s management fee. However, if a collection of assets or securities is treated as a single Investment, and one or more of those assets or securities is written down to zero, Brookfield will use its discretion, taking into account all relevant facts and circumstances, in determining whether to treat such event as a partial disposition and therefore reduce the management fees payable by the relevant Brookfield Account.
Furthermore, in connection with a series of investments made in different parts of a portfolio company’s capital structure that is treated as a single investment, certain of such investments (for example, investments in the equity of the company) over time could be written down to a fair value of zero, while other investments (for example, investments in debt issued by the company) retain some value. In such cases, Brookfield expects to treat such series of investments as a single “investment” and does not expect to treat such Investment as being written down to zero or as having been subject to a partial disposition. As a result, Brookfield will continue to collect management fees on the full amount of capital deployed in the investment (even in situations where a substantial majority of the relevant Brookfield Account’s original investment was made in securities that have been written down to zero, for example in equity of a company that has been subject to bankruptcy, so long as the Brookfield Account holds other securities in the portfolio company that retain value).
In addition, from time to time an asset or security held by a Brookfield Account in which we invest will be substituted or exchanged for another asset or security, including potentially in connection with or as a result of a refinancing or other repayment, reorganization, merger, foreclosure, deed-in-lieu or other exchange or arrangement, whether or not in bankruptcy. In such cases, the governing documents of the Brookfield Accounts in which we invest generally provide Brookfield with discretion as to whether or not to treat such transaction as a “disposition” or partial disposition, and as a result whether the amount invested in such original asset or security will continue to be counted in full or in part towards the applicable Brookfield Account’s funded commitments and therefore be subject to management fees. For example, to the extent a Brookfield Account in which we invest holds debt securities that are converted to equity pursuant to a bankruptcy proceeding, Brookfield does not expect to treat such event as a full or partial disposition (even if the relevant Brookfield Account in which we invest also held equity in such portfolio company, as part of the same investment, that was written down to zero in such bankruptcy proceeding).
For these reasons, Brookfield will be conflicted in its determination of whether assets and/or securities are treated as a single “investment” and whether or not a full or partial “disposition” has occurred, and Brookfield will have an incentive to exercise its discretion such that the fees payable to it would not be reduced. Moreover, Brookfield will not be obligated to (and, in certain circumstances, does not expect to) resolve such conflict in favor of the investors, but rather will resolve it based on its determination, taking into account the relevant facts and circumstances of whether the assets and/or securities are part of a single investment and whether a full or partial disposition has occurred. For the avoidance of doubt, Brookfield’s determinations are not subject to consent of any investor (or the Managing General Partner’s independent directors or the limited partner advisory committee of any Brookfield Account), including any determination by Brookfield to treat assets and/or securities as a single “investment” and that a full or partial “disposition” has not occurred such that the management fees payable by the Brookfield Accounts in which we are invested are not reduced under the relevant facts and circumstances (as described herein).
Even in circumstances in which Brookfield determines to treat assets and/or securities as multiple “investments” for purposes of the calculation of management fees, in certain cases (in particular, where the portfolio was acquired as a single portfolio with an aggregate purchase price), Brookfield will use its discretion (and, at times, will make reasonable estimates) in attributing a portion of the purchase price and additional capital invested into the assets or portfolio following the initial acquisition to individual assets and/or securities (which will affect the amount by which management fees are reduced upon the realization or write down to zero of an individual asset within the portfolio). Brookfield will be similarly conflicted in making such attribution.
In addition, in certain situations, Brookfield could determine to write an investment down to zero for a period of time and subsequently increase its value above zero due to changed circumstances. In such cases, the management fees will resume and be calculated on the basis of the investment’s original “funded commitments”, beginning with the period that the investment is no longer written down to zero.

•Insurance and Reinsurance Capital. Brookfield currently manages, and expects in the future to manage, one or more Brookfield Accounts that focus on investing insurance- and reinsurance-related capital (including, for the avoidance of doubt, Brookfield Reinsurance (and together with any other insurance and reinsurance-related Brookfield Accounts, the “Brookfield Insurance Accounts”). Among other things, Brookfield Insurance Accounts are expected to invest in securities of issuers affiliated with Brookfield Accounts, including securities issued by portfolio companies such as investment grade, high-yield and other debt securities, and certain equity investments. For example, from time to time, Brookfield Insurance Accounts could invest in asset-backed securities, commercial mortgage backed securities, and other debt securities and instruments issued by Brookfield Renewable, Brookfield Accounts in which we invest and/or their investments (as part of a Brookfield Account’s financing of an underlying investment). Brookfield Insurance Accounts could also provide financing to parties that purchase investments from Brookfield Renewable or Brookfield Accounts in which we invest.
Brookfield Insurance Accounts’ investments generally will be made on terms determined to be arm’s length market terms (based on terms negotiated with third-party investors or terms that Brookfield otherwise determines to be consistent with arm’s length market terms). However, Brookfield Insurance Accounts’ investments in debt securities and/or instruments will result in Brookfield Insurance Accounts and other Brookfield Accounts being invested in different levels of an issuer’s capital structure. To the extent a Brookfield Insurance Account is invested in an asset held by Brookfield Renewable or a Brookfield Account in which we invest indirectly via a structure that is not controlled by or affiliated with Brookfield, such investment will generally not be considered an affiliate transaction. For the avoidance of doubt, interest, fees and other amounts earned by Brookfield Insurance Accounts in respect of these investments will not offset or otherwise reduce the management fees payable to Brookfield by Brookfield Renewable or Brookfield Accounts in which we invest. These situations will give rise to conflicts of interests and potential adverse impacts on Brookfield Renewable and/or Brookfield Accounts in which we invest, which are described in more detail (including as to the manner in which Brookfield will manage these situations) in “Investments with Related Parties” above.
Because Brookfield manages Brookfield Insurance Accounts, certain transactions (such as, for example, cross trades or other transactions involving a Brookfield Account, on the one hand, and a Brookfield Insurance Account, on the other hand) present conflicts of interest. No transaction involving Brookfield Renewable or Brookfield Accounts in which we invest (or a portfolio company), on the one hand, and a Brookfield Insurance Account, on the other hand, will require approval by the Managing General Partner’s independent directors or advisory committee of a Brookfield Account in which Brookfield Renewable is invested, unless otherwise determined by Brookfield in its sole discretion.
•Brookfield Capital Solutions. Brookfield Capital Solutions (“BCS”) is a separate business within Brookfield that focuses on: (i) sourcing investment opportunities for Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which Brookfield Renewable invests) and their respective portfolio investments; (ii) maintaining relationships with the capital markets community in an effort to help Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which Brookfield Renewable invests) and their respective portfolio investments to, among other things, raise debt and equity capital and optimize capital structures through creative financing solutions generally on terms and conditions that are viewed as fair, reasonable and equitable from the perspective of Brookfield, Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which Brookfield Renewable invests) and their respective portfolio investments, as applicable; and (iii) structuring capital solutions in an effort to enhance, among other things, the ability to syndicate, place or otherwise transfer loans, securities and other financial instruments arising from financings where Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which Brookfield Renewable invests) and/or their respective portfolio investments are borrowers/issuers and/or lenders/creditors (the “BCS Business”).
The BCS Business is conducted via subsidiaries of Brookfield Reinsurance, which is economically linked to Brookfield Corporation. The BCS business includes (among others): (i) a securities broker and dealer registered with the SEC and admitted to membership in FINRA, and (ii) a subsidiary that provides a variety of services with respect to non-security financial instruments, including loans, such as sourcing/originating, arranging, underwriting, structuring, and distributing/syndicating loans, debt advisory services and other similar services. Fees received by the BCS Business are not applied to reduce management fees payable by Brookfield Accounts and are not otherwise shared with Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which Brookfield Renewable invests) and/or their respective portfolio investments that are recipients of the services.
Among others, BCS performs the following services: (i) underwriting firm and best efforts offerings of securities and non-security instruments on a referral basis; (ii) the resale of securities under Rule 144A under the U.S. Securities Act on a referral basis; (iii) merger and acquisition and corporate finance advisory services; (iv) private placements of securities and non-security instruments; (v) nonexchange member arranging for transactions in listed securities by an exchange member, on a referral basis; (vi) trading securities for its own account; (vii) broker or dealer selling corporate debt securities on a referral basis; and (viii) broker or dealer selling interests in mortgages, receivables or other asset-backed securities on a referral basis. The BCS Business is expected to, from time to time, expand the services that it performs and the activities in which it engages. In addition, Brookfield could in the future develop new businesses, such as providing additional investment banking, advisory, and other services to corporations, financial sponsors, management, or other persons, which could be part of the BCS Business.
Any such services could relate to transactions that could give rise to investment opportunities that are suitable for Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which Brookfield Renewable invests) and/or their portfolio investments or, alternatively, that preclude investment opportunities for Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which Brookfield Renewable invests) and/or their portfolio investments (including because the BCS Business’s participation could change the tax characteristics of an investment opportunity for Brookfield Accounts). The BCS Business will not be obligated to decline any such engagements in order to make an investment opportunity available to any Brookfield Account (including Brookfield Renewable and Brookfield Accounts in which Brookfield Renewable invests) and/or their portfolio investments. It is also possible that Brookfield will come into the possession of information through BCS that limits the ability of Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which Brookfield Renewable invests) and/or their portfolio companies to engage in potential transactions.
Underwriting services are provided to existing and potential portfolio investments of Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which Brookfield Renewable invests) as well as to third parties on occasion. Where the BCS Business serves as underwriter with respect to a portfolio company’s securities, a Brookfield Account will generally be subject to a “lock-up” period following the offering under applicable regulations or agreements during which time its ability to sell any securities that it continues to hold is restricted. This could prejudice such Brookfield Account’s ability to dispose of such securities at an opportune time.
Syndication services include, among other things, identifying potential third-party investors (including potential syndication participants and/or financing counterparties), assisting in structuring the transaction so that it will be more marketable to third-party investors and/or financing counterparties, preparing marketing materials, performing outreach, executing on a syndication and sell-down strategy, arranging financing and providing post-closing support to Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which Brookfield Renewable invests) and/or their respective portfolio investments. These services could be required (and the BCS Business will be compensated for providing them) even in situations where ultimately there is no allocation, syndication, sell-down to third-party investors or financing (e.g., when it is unclear at the outset of negotiating a transaction whether there will be sufficient capacity (or demand) to provide the full amount of the financing sought by the borrower or issuer (or its sponsor).
Generally, the role of the BCS Business in a syndication of securities and/or non-security financial instruments (including loans) for portfolio investments is that of a co-manager and not as lead underwriter, but it could also serve in such capacity from time to time. The BCS Business can also resell corporate debt or equity securities to Brookfield Accounts (including Brookfield Renewable or Brookfield Accounts in which Brookfield Renewable invests) or otherwise assist in structuring or facilitating the initial resales of debt or equity securities under Rule 144A of the U.S. Securities Act, or pursuant to a private placement exemption from Securities Act registration.
In addition to capital raising services, the BCS Business also provides capital markets and debt advisory services to portfolio investments of Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which Brookfield Renewable invests), including in respect of restructurings and work-outs. The BCS Business will generally be engaged either by the borrower or issuer (or its sponsor) and receive its fees and expense reimbursement directly from the borrower or issuer (or its sponsor) for services rendered.

A framework for the provision of services by the BCS Business to Brookfield Renewable, a Brookfield Account in which we invest or to existing or potential portfolio investments and the allocated compensation, including the process to ensure that all fee terms will reflect then-current arm’s length market terms, will be subject to the review and consent of the Managing General Partner, but not the review by or consent of the Brookfield Account’s limited partner advisory committee or investors. Individual mandates entered into pursuant to such framework approved by the independent directors of the Managing General Partner will not be subject to review by or consent of the independent directors of the Managing General Partner, the Brookfield Account’s limited partner advisory committee or investors. In general, fees that are received by the BCS Business in connection with its provision of merger and acquisition transaction advisory services to Brookfield Renewable or a Brookfield Account in which we invest (or its portfolio investments) are applied to reduce management fees owed to Brookfield from Brookfield Renewable or such Brookfield Account in which we invest. However, fees received by the BCS Business in connection with the provision of private placement, underwriting, arranging, structuring, syndication, origination, sourcing, collateral management, administration, debt advisory, commitment, facility, float or other services (including other broker-dealer services such as facilitating initial resales of debt or equity securities under Rule 144A under the U.S. Securities Act) are not applied to reduce management fees (or otherwise be shared with Brookfield Renewable or the Brookfield Accounts in which we invest).
The relationship between Brookfield, on the one hand, and the BCS Business, on the other hand, gives rise to conflicts of interest considerations, both in connection with (i) engagements by Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest) and/or their respective portfolio investments of the BCS Business for services, and/or (ii) participation by Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest) in an investment opportunity issued (or originated) by a third-party issuer (or borrower) in respect of which the BCS Business provides services. Such conflicts considerations include, but are not limited to: (i) in connection with Brookfield Accounts’ or their respective portfolio investments’ engagement of the BCS Business for services, the terms of the engagement (including the compensation to be paid to the BCS Business, which is expected to include fees and expense reimbursement); and (ii) in connection with Brookfield Accounts’ participation in an investment opportunity issued (or originated) by a third-party issuer (or borrower) in respect of which the BCS Business provides services, the BCS Business’ interest in the transaction, including its entitlement to remuneration in respect thereof.
Moreover, in circumstances where a third-party issuer (or borrower) becomes distressed and the participants in an offering undertaken by such issuer (or borrower), including Brookfield Renewable or Brookfield Accounts in which we invest, have a valid claim against the underwriter, Brookfield would have a conflict in determining whether to commence litigation or other proceedings against the BCS Business. In addition, because of the relationships that the BCS Business has with other non-affiliate broker-dealers, in circumstances where a non-affiliate broker-dealer has underwritten an offering, the issuer of which becomes distressed, Brookfield will also have a conflict in determining whether to bring a claim, taking into account the entirety of Brookfield’s relationship with the broker-dealer.
Brookfield maintains policies and procedures designed to address and to seek to mitigate these conflicts considerations. Among other things: (i) the engagement by Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest) or their respective portfolio investments) of the BCS Business for services will be in accordance with the requirements for affiliated services for the relevant account, including the determination of the compensation to be paid to the BCS Business in that respect; and (ii) each engagement of the BCS Business for services by Brookfield Accounts (including Brookfield Renewable or Brookfield Accounts in which we invest) and/or investment by Brookfield Accounts (including Brookfield Renewable or Brookfield Accounts in which we invest) in a BCS originated/syndicated investment opportunity will be subject to review and approval by Brookfield’s Investment Committee for the relevant account and/or the portfolio management team managing portfolio investments of the account, which is comprised of different personnel from those managing the BCS Business, to ensure that the engagement and/or investment is suitable and appropriate for the relevant account’s investment mandate, as well as the Conflicts Committee to ensure that the conflicts considerations relating to the engagement and/or investment are appropriately addressed.
However, there can be no assurance that the terms agreed to will reflect then-current arm’s length terms, be as favorable to the relevant Brookfield Account or portfolio investment as otherwise would be the case if BCS was not part of the underwriter syndicate, be the same as those that other Brookfield Accounts or their portfolio investments receive in other transactions or be benchmarked in any manner. In some circumstances, the terms agreed to may be better than then-current arm’s length terms; in other cases, these terms may be worse. In selecting counterparties for any particular transaction and negotiating the terms (including fees) with such counterparties, Brookfield will do so in accordance with its fiduciary duty to act in the best interests of the relevant Brookfield Account taking into account the totality of the circumstances, but will not be required to (and is not expected to) cause the Brookfield Account (or portfolio investment thereof) to select counterparties solely on the basis of the fees and other financial terms offered by the counterparties. In cases where Brookfield Accounts or their portfolio investments agree to pay counterparties a higher fee than may have been offered by other prospective counterparties, BCS (and other co-managers) will accordingly also receive higher compensation. While Brookfield personnel advising the Brookfield Account or its portfolio investment with respect to its engagement of an underwriting syndicate are expected to be distinct from the personnel who manage the BCS Business, they will generally be aware of BCS’s interest in the transaction, and – like Brookfield personnel across the organization – will be compensated in part with incentive compensation tied to the performance of Brookfield’s publicly traded affiliates, certain of which will be impacted by revenue generated by the BCS Business, and/or otherwise hold economic interests in such affiliates.
The BCS Business expects to provide services (including financing, capital markets, and advisory services) to third parties from time to time. Such third parties could include competitors of Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest) and/or their respective portfolio investments. Services to third parties in this manner present additional conflicts of interest. For example, the BCS Business could act as placement agent or underwriter of securities for a third party that could be acquired by a Brookfield Account. The BCS Business also could come into possession of information that it (and Brookfield) is prohibited from acting on (including on behalf of Brookfield Renewable or a Brookfield Account in which Brookfield Renewable is invested) or disclosing to Brookfield as a result of applicable confidentiality requirements or applicable law, even though such action or disclosure would be in the best interest of Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest) and/or respective portfolio investments.
•Structuring of Investments and Subsidiaries. Brookfield is the largest Unitholder in Brookfield Renewable and is entitled to receive management fees and other compensation from Brookfield Renewable. As a result, Brookfield will take its interests into account structuring Brookfield Renewable’s investments and other operations, while also taking into account the interests of the relevant Brookfield Accounts.
From time to time, Brookfield may implement bespoke structures for one or a group of investors, including Brookfield Renewable, other Brookfield Accounts and third-party investors, to facilitate their participation in particular investments in a manner that addresses tax, regulatory or other concerns (such as forming an alternative investment vehicle for an individual investor). These structures will generally require additional expenses to be borne by the relevant Brookfield Accounts and such expenses are generally shared among all investors in such accounts. In light of the time and expense required in connection with bespoke structures, in some cases Brookfield may make such structures available only to certain investors even when other similarly-situated investors could also benefit from them. Brookfield will decide in its discretion which investors will benefit from such bespoke structuring based on factors such as the amount of an investor’s investment, contractual agreements with such Unitholders and the particular tax, regulatory or other circumstances applicable to an investor. Investors for whom Brookfield engages in such bespoke structuring are expected to benefit from more favorable tax or other outcomes than other similarly-situated investors who do not benefit from such structuring.
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
•Buying and Selling Assets. Subject to certain exceptions, such as the transfer of an investment among Brookfield Accounts where such accounts are intended to co-invest alongside each other in the investment or are ultimately intended to invest in different assets that are acquired as part of a portfolio of assets or platform, without obtaining the approval of the Managing General Partner’s independent directors or a

Brookfield Account’s limited partner advisory committee (as applicable), Brookfield Renewable or Brookfield Accounts in which we invest will not invest (directly or indirectly) in any securities issued by, or acquire investments from or sell investments to, other Brookfield Accounts (excluding, for this purpose, any portfolio companies of Brookfield Accounts). Brookfield may offer an investment to co-investors after a Brookfield Account (including Brookfield Renewable or a Brookfield Account in which we invest) has closed on such investment, even if not originally acquired with the intent to offer the investment as a co-investment opportunity. Such sales to co-investors do not require the approval of the Managing General Partner’s independent directors or a Brookfield Account’s limited partner advisory committee (as applicable). These purchases and sales could give rise to conflicts of interest, including with respect to the consideration offered and the obligation of such accounts. Additionally, Brookfield may, in its discretion, determine not to pursue a transaction on behalf of a Brookfield Account (including Brookfield Renewable or a Brookfield Account in which we invest) that would otherwise be within the investment objective of the Brookfield Account if the approval of the Managing General Partner’s independent directors or a Brookfield Account’s limited partner advisory committee (as applicable) would be required in connection with such transaction and, in such circumstance, other Brookfield Accounts may pursue and invest in such transaction.
•Financing to Counterparties of Brookfield Accounts. There may be situations in which a Brookfield Account or a Brookfield Insurance Account will offer and/or commit to provide financing to one or more third parties that are expected to bid for and/or purchase an investment (in whole or in part) from Brookfield Renewable or a Brookfield Account in which we are invested. This type of financing could be provided through pre-arranged financing packages arranged and offered by a Brookfield Account or a Brookfield Insurance Account to potential bidders in the relevant sales process or otherwise pursuant to bilateral negotiations between one or more bidders and Brookfield and/or the Brookfield Account. For example, where Brookfield Renewable or a Brookfield Account in which we are invested seeks to sell an investment (in whole or in part) to a third party in the normal course, a Brookfield Account or a Brookfield Insurance Account may offer the third party debt financing to facilitate its bid and potential purchase of the investment.
This type of arrangement will only be offered in situations in which Brookfield believes it is neutral to or provides benefits to Brookfield Renewable or the Brookfield Account in which we are invested by supporting third parties in their efforts to successfully bid for and/or acquire our investments. However, acquisition financing arranged and offered by Brookfield Accounts or Brookfield Insurance Accounts also creates potential conflicts of interest. In particular, such account’s participation as a potential lender in the sales process could create an incentive to select a third-party bidder that uses financing arranged by a Brookfield Account or a Brookfield Insurance Account to our potential detriment.
In order to mitigate potential conflicts of interest in these situations, Brookfield generally will seek to take one or more of the following actions (as it determines in its sole discretion) in satisfaction of its duties to Brookfield Renewable or the Brookfield Account in which we are invested: (i) offer investments for sale in the normal course via competitive and blind bidding processes designed to maximize the sales value for Brookfield Renewable or the Brookfield Account in which we are invested, (ii) engage one or more independent advisers, such as sell-side bankers, on behalf of Brookfield Renewable or the Brookfield Account in which we are invested to administer and facilitate a commercially fair and equitable sales process, (iii) consult with and/or seek approval of the Managing General Partner’s independent directors or investors in the Brookfield Account in which we are invested (or their advisory committee), as applicable, with respect to a recommended and/or intended course of action; (iv) establish ethical screens or information barriers (which can be temporary and of limited purpose) to separate the Brookfield investment professionals that act on behalf of Brookfield Renewable or the Brookfield Account in which we are invested, on the one hand, from the Brookfield investment professionals that act on behalf of the other Brookfield Account and/or the Brookfield Insurance Account arranging and offering the acquisition financing, on the other hand, and (v) such other actions that Brookfield deems necessary or appropriate taking into account the relevant facts-and-circumstances. However, there can be no assurance that any particular action will be feasible or effective in any particular situation, or that Brookfield’s own interests won’t influence its conduct, and it is possible that the outcome for Brookfield Renewable or the Brookfield Account in which we are invested will be less favorable than otherwise would have been the case if Brookfield did not face these conflicts of interest. In addition, the actions that

Brookfield pursues are expected to vary based on the particular facts and circumstances of each situation and, as such, there will be some degree of variation and potentially inconsistency in the manner in which these situations are addressed.
In addition, in certain situations Brookfield may accept a bid for an investment from a bidder that received acquisition financing from a Brookfield Account or Brookfield Insurance Account that is at a lower price than an offer that it received from a party that has independent financing sources. For example, although price is often the deciding factor in selecting whom to sell an investment to, other factors frequently influence the seller, including, among other things, closing conditions, lack of committed financing sources, regulatory or other consent requirements, and such other factors that increase the risk of the higher-priced bidder being able to complete or close the transaction under the circumstances. Brookfield could therefore cause Brookfield Renewable or a Brookfield Account in which we are invested to sell an asset to a third party that has received financing from another Brookfield Account or Brookfield Insurance Account even when such third party has not offered the most attractive price.
In exercising its discretion hereunder, Brookfield will seek to ensure that Brookfield Renewable or the Brookfield Account in which we are invested obtains the most favorable sale package (including sales price and certainty and speed of closing) on the basis of a commercially fair and equitable sales process. However, no sale of an investment (in whole or in part) involving acquisition financing provided by a Brookfield Account will require approval by Brookfield Renewable or the Unitholders.
•Linked Transactions/Arrangements. Brookfield from time to time contracts with third parties for various linked business transactions and/or arrangements (e.g., agreements to supply power to a third party while at the same time agreeing to procure technology services from such third party) as a part of broader business or other similar relationships with such third parties. Such transactions and/or arrangements (and related benefits) generally will be for the benefit of Brookfield’s broader business platform and will be allocated in accordance with Brookfield’s allocation policies and procedures in a fair and reasonable manner. In connection with these transactions and/or arrangements, Brookfield will allocate certain transactions (e.g., power supply agreements) among various Brookfield Accounts, including Brookfield Renewable and Brookfield Accounts in which we are invested, and may in connection therewith commit Brookfield Renewable and such Brookfield Accounts to purchase and/or backstop certain services or products provided by such third parties. In addition, Brookfield expects to receive discounts and other special economic benefits in respect of the services and/or products provided by the third parties, which will be allocated among Brookfield and various Brookfield Accounts in a fair and reasonable manner, including Brookfield and Brookfield Accounts that do not participate in providing goods and/or services to the third parties.
•Investments by Brookfield Personnel. Brookfield personnel that participate in Brookfield’s advisory business activities, including partners, members, shareholders, directors, officers and other employees of Brookfield (“Brookfield Personnel”), are permitted to buy and sell securities or other investments for their own accounts (including through Brookfield Accounts) or accounts of their family members, including trusts and other controlled entities. Positions may be taken by such Brookfield Personnel that are the same, different from, or made at different times than positions taken directly or indirectly for us and Brookfield Accounts in which we are invested. To reduce the possibility of (i) potential conflicts between our investment activities and those of Brookfield Personnel, and (ii) our activities being materially adversely affected by personal trading activities described above, Brookfield has established policies and procedures relating to personal securities trading. To this end, Brookfield Personnel that participate in managing our investment activities are generally restricted from engaging in personal trading activities (unless such activities are conducted through accounts over which Brookfield Personnel have no influence or control), and other Brookfield Personnel generally must pre-clear proposed personal trades. In addition, Brookfield’s policies include prohibitions on insider trading, front running, trading in securities that are on Brookfield’s securities watch list, trading in securities that are subject to a black-out period and other restrictions.
•Investments by the Related-Party Investor. Certain executives and former executives of Brookfield own a substantial majority of an investment vehicle (the “Related-Party Investor”) whose investment mandate is managed by such executives, Brookfield, Oaktree and PSG. The Related-Party Investor’s investments include, among other things, interests in companies that Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts that we invest in) have invested in, are investing in, and/or will in the future invest in, including in certain cases investments made alongside Brookfield Accounts.There is no information barrier between the personnel managing the Related-Party Investor’s activities and the rest of Brookfield (with the exception of Oaktree and PSG, which are walled off). Brookfield has adopted protocols designed to ensure that the Related-Party Investor’s activities do not materially conflict with or adversely affect the activities of Brookfield Renewable (or any other Brookfield Account) and to ensure that the interests of Brookfield Accounts (including Brookfield Renewable’s and Brookfield Accounts that we invest in) are, to the extent feasible, prioritized relative to the Related-Party Investor’s interests, including among others in connection with the allocation of investment opportunities and the timing of execution of investments.
•Brookfield’s Public Securities Group. Brookfield is an active participant, as agent and principal, in the global fixed income, currency, commodity, equities and other markets. Certain of Brookfield’s investment activities are managed independently of, and carried out without any reference to, the management of Brookfield Renewable and other Brookfield Accounts. For example, Brookfield invests, trades or makes a market in the equity, debt or other interests of certain investments without regard to the impact of such activities on us, other Brookfield Accounts and their portfolio companies. In particular, Brookfield’s Public Securities Group (“PSG”) manages investment funds and accounts that invest in public debt and equity markets. There is currently an information barrier in place pursuant to which Brookfield and PSG manage their investment operations independently of each other and do not generally share information relating to such activities. Consequently, Brookfield and PSG generally do not consult each other about, or have awareness of, investment decisions made by the other, and neither is subject to any internal approvals over its investment decisions by any person who would have knowledge of the investment decisions of the other. As a result, PSG will not share with Brookfield investment opportunities that would otherwise be suitable for Brookfield Renewable or any other Brookfield Account, and Brookfield Renewable (or Brookfield Accounts in which we invest) will have no rights with respect to such opportunities. In addition, in certain circumstances, funds and/or accounts managed by PSG will hold an interest in one of our (or Brookfield Accounts’) investments (or potential investments). In such situations, PSG funds and/or accounts may benefit from our activities (and the activities of Brookfield Accounts in which we invest). In addition, as a result of different investment objectives and views, PSG is likely to manage its interests in a way that is different from Brookfield Renewable and Brookfield Accounts in which we invest (including, for example, by investing in different portions of an issuer’s capital structure, short selling securities, voting securities in a different manner, and/or selling its interests at different times than us or Brookfield Accounts in which we invest).
The potential conflicts of interest described herein are magnified as a result of the information sharing barrier because Brookfield’s investment teams generally will not be aware of, and will not have the ability to manage such conflicts. Brookfield has discretion at any time, and without notice to our Unitholders, to remove or modify such information barrier. In the event that the information barrier is removed or modified, Brookfield would be subject to certain protocols, obligations and restrictions in managing Brookfield Renewable and other Brookfield Accounts, including, for example, conflicts-management protocols and certain potential investment-related restrictions.
•Oaktree. Brookfield holds a significant interest in Oaktree, which is a global investment manager with significant assets under management, emphasizing an opportunistic, value-oriented and risk-controlled approach to investments in credit, private equity, real assets and listed equities. Brookfield and Oaktree operate their respective investment businesses largely independently pursuant to an information barrier, with each remaining under its current brand and led by separate management and investment teams.
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
There is (and in the future will continue to be) some degree of overlap in investment strategies and investments pursued by Brookfield Renewable, Brookfield Accounts in which we invest (in both cases, directly and indirectly) and Oaktree Accounts. Nevertheless, Brookfield generally does not expect to coordinate or consult with Oaktree with respect to investment activities and/or decisions. This absence of coordination and consultation, and the information barrier described above, will in some respects mitigate conflicts of interests between Brookfield Renewable and Brookfield Accounts in which we invest, on the one hand, and Oaktree Accounts, on the other hand; however, these same factors also will give rise to certain conflicts and risks in connection with our and Oaktree’s investment activities, and make it more difficult to mitigate, ameliorate or avoid such situations. For example, because Brookfield and Oaktree are not expected to coordinate or consult with each other about investment activities and/or decisions, and neither Brookfield nor Oaktree is expected to be subject to any internal approvals over its investment activities and decisions by any person who would have knowledge and/or decision-making control of the investment decisions of the other, Oaktree Accounts will be entitled to pursue investment opportunities that are suitable for Brookfield Renewable and Brookfield Accounts that we invest in, but which are not made available to us or those Brookfield Accounts. Brookfield Renewable and Brookfield Accounts that we invest in, on the one hand, and Oaktree Accounts, on the other hand, are also expected to compete, from time to time, for the same investment opportunities. Such competition could, under certain circumstances, adversely impact the purchase price of our (direct and/or indirect) investments. Oaktree will have no obligation to, and generally will not, share investment opportunities that may be suitable for Brookfield Renewable and Brookfield Accounts that we invest in with Brookfield, and Brookfield Renewable and Brookfield Accounts that we invest in will have no rights with respect to any such opportunities.
In addition, Oaktree will not be restricted from forming or establishing new Oaktree Accounts, such as additional funds or successor funds. Moreover, Brookfield expects to provide Oaktree, from time to time, with (i) access to marketing-related support, including, for example, strategy sessions, introductions to investor relationships and other marketing facilitation activities, and (ii) strategic oversight and business development support, including general market expertise and introductions to market participants such as portfolio companies, their management teams and other relationships. Certain such Oaktree Accounts could compete with or otherwise conduct their affairs without regard as to whether or not they adversely impact Brookfield Renewable and/or Brookfield Accounts that we invest in. Oaktree Accounts will be permitted to make investments of the type that are suitable for Brookfield Renewable and Brookfield Accounts that we invest in without the consent of Brookfield. From time to time, Brookfield Renewable and/or Brookfield Accounts that we invest in, on the one hand, and Oaktree Accounts, on the other hand, are expected to purchase or sell an investment from each other, as well as jointly pursue one or more investments. In addition, from time to time, Oaktree Accounts are expected to hold an interest in an investment held by (or potential investment of) Brookfield Renewable and/or Brookfield Accounts that we invest in, and/or subsequently purchase (or sell) an interest in an investment held by (or potential investment of) Brookfield Renewable and/or Brookfield Accounts that we are invested in, including in different parts of the capital structure. For example, we (or a Brookfield Account that we are invested in) may hold the equity of a portfolio company of an Oaktree Account. In such situations, Oaktree Accounts could benefit from our (direct or indirect) activities. Conversely, Brookfield Renewable and/or Brookfield Accounts that we are invested in could be adversely impacted by Oaktree’s activities. In addition, as a result of different investment objectives, views and/or interests in investments, it is expected that Oaktree will manage certain Oaktree Accounts’ interests in a way that is different from the interests of Brookfield Renewable and/or Brookfield Accounts that we are invested in (including, for example, by investing in different portions of an issuer’s capital structure, short selling securities, voting securities or exercising rights it holds in a different manner, and/or selling its interests at different times than Brookfield Renewable and/or Brookfield Accounts that we are invested in), which could adversely impact our (direct and/or indirect) interests. Oaktree and Oaktree Accounts are also expected to take positions, give advice and provide recommendations that are different, and potentially contrary to those which are taken by, or given or provided to, Brookfield Renewable and/or Brookfield Accounts that we are invested in, and are expected to hold interests that potentially are adverse to those held by Brookfield Renewable (directly or indirectly). Brookfield Renewable and/or Brookfield Accounts that we are invested in, on the one hand, and Oaktree Accounts, on the other hand, will in certain cases have divergent interests, including the possibility that the interests of Brookfield Renewable and/or

Brookfield Accounts that we are invested in are subordinated to Oaktree Accounts’ interests or are otherwise adversely affected by Oaktree Accounts’ involvement in and actions related to the investment. Oaktree will not have any obligation or other duty to make available for the benefit of Brookfield Renewable and/or Brookfield Accounts that we are invested in any information regarding its activities, strategies and/or views.
Oaktree may provide similar information, support and/or knowledge to Brookfield, and the conflicts (and potential conflicts) of interest described above will apply equally in those circumstances.
The potential conflicts of interest described herein are expected to be magnified as a result of the lack of information sharing and coordination between Brookfield and Oaktree. Investment teams managing the activities of Brookfield Renewable and/or Brookfield Accounts that we are invested in are not expected to be aware of, and will not have the ability to manage such conflicts. This will be the case even if they are aware of Oaktree’s investment activities through public information.
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
Breaches (including inadvertent breaches) of the information barrier and related internal controls by Brookfield and/or Oaktree could result in significant consequences to Brookfield (and Oaktree) as well as have a significant adverse impact on Brookfield Renewable and/or Brookfield Accounts that we are invested in, including, among other things, potential regulatory investigations and claims for securities laws violations in connection with our direct and/or indirect investment activities. These events could have adverse effects on Brookfield’s reputation, result in the imposition of regulatory or financial sanctions, negatively impact Brookfield’s ability to provide investment management services to Brookfield Accounts, all of which could result in negative financial impact to the investment activities of Brookfield Renewable and/or Brookfield Accounts that we are invested in.
To the extent that the information barrier is removed or otherwise ineffective and Brookfield has the ability to access analysis, models and/or information developed by Oaktree and its personnel, Brookfield will not be under any obligation or other duty to access such information or effect transactions on behalf of Brookfield Renewable and/or Brookfield Accounts that we are invested in in accordance with such analysis and models, and in fact may be restricted by securities laws from doing so. Brookfield may make investment decisions that differ from those it would have made if it had pursued such information, which may be disadvantageous to us and/or Brookfield Accounts that we are invested in.
Brookfield may from time to time engage Oaktree, Oaktree Accounts and/or their portfolio companies to provide certain services to Brookfield Accounts and their portfolio companies, including without limitation non-investment management related services and other services that would otherwise be provided by third-party service providers or Brookfield, as the case may be. For example, an Oaktree Account may be a lender to an investment owned by Brookfield Renewable or a Brookfield Account in which we invest, or alternative investment fund manager owned by Brookfield and Oaktree may serve as an alternative investment fund manager of Brookfield Renewable or a Brookfield Account in which we invest and provide services such as risk management. If engaged by Brookfield Renewable or a Brookfield Account in which we invest, such alternative investment fund manager may provide such services at different rates than those charged to Brookfield Renewable or the Brookfield Accounts in which we invest or their affiliates than it will charge to the Oaktree Accounts. While Brookfield will determine in good faith what rates and expenses it believes are acceptable for the services being provided to Brookfield Accounts (including based on similar services provided, or previously provided, to other Brookfield Accounts and/or rates approved by other Brookfield Accounts), there can be no assurances that the rates and expenses charged to Brookfield Renewable (or a Brookfield Account in which we invest) will not be greater than those that would be charged in alternative circumstances. Each such engagement will be in accordance with disclosures set out in the governing documents and this Form 20-F and in the applicable governing documents. Companies in which Brookfield Renewable (or a Brookfield Account in which we invest) has invested may enter into lease agreements and other similar agreements with Oaktree, Oaktree Accounts and/or their portfolio companies. In addition, Brookfield could be retained by Oaktree or a portfolio company thereof to perform services that it also provides to

Brookfield Accounts in which we invest. The rates charged by Brookfield for such services to Oaktree are expected to be different than (and could be less than) those charged to the Brookfield Accounts in which we invest.
This does not purport to be a complete list or explanation of all actual or potential conflicts that could arise as a result of the Oaktree acquisition, and additional conflicts not yet known by Brookfield or Oaktree may arise in the future and those conflicts will not necessarily be resolved in favor of Brookfield Renewable’s interests (or the interests of Brookfield Accounts in which we are invested). Because of the extensive scope of both Brookfield’s and Oaktree’s activities and the complexities involved in combining certain aspects of existing businesses, the policies and procedures to identify and resolve such conflicts of interest will continue to be developed over time.
•Cross Trades and Principal Trades. When permitted by applicable law and subject to and in accordance with the terms of the governing documents of the applicable Brookfield Account, Brookfield may (but is under no obligation to) cause Brookfield Renewable (or a Brookfield Account in which we invest) to acquire or dispose of investments in cross trades between Brookfield Renewable (or a Brookfield Account in which we invest) and other Brookfield Accounts or effect principal transactions where Brookfield causes Brookfield Renewable (or a Brookfield Account in which we invest) to purchase investments from or sell investments to Brookfield, provided that any such transaction be approved to the extent required by the governing documents and applicable law. Under our governing documents, where Brookfield Renewable engages in cross trades with other Brookfield Accounts or effects principal transactions with Brookfield, such transactions are subject to the approval of the independent directors (subject to certain exceptions), which approval is deemed to constitute the approval of, and binding upon, Brookfield Renewable. Our independent directors have generally approved cross trades between Brookfield Renewable and other Brookfield Accounts provided they are executed in accordance with parameters described in this Form 20-F. Principal trades between Brookfield Renewable and Brookfield Accounts are generally subject to approval by our independent directors on a case-by-case basis. Similarly, we (and other investors in Brookfield Accounts in which we invest) have generally approved cross trades between such Brookfield Accounts and other Brookfield Accounts provided they are executed in accordance with parameters described in the applicable Brookfield Accounts’ governing documents, while principal trades between such Brookfield Accounts and other Brookfield Accounts are subject to their investors’ consent on a case-by-case basis (which is generally obtained via their limited partner advisory committees or other analogous bodies), which approvals will be deemed to constitute the approval of, and be binding upon, the Brookfield Account in which we invest. Whether a transaction is a “principal trade” under the Investment Advisers Act of 1940, and therefore requires independent approval (i.e., by our independent directors on our behalf or the limited partner advisory committee of a Brookfield Account on such account’s behalf), depends on the precise structure of such transaction. In certain circumstances, Brookfield will structure a transaction in a manner so that it is not considered a “principal trade”.
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
DECISIONS MADE AND ACTIONS TAKEN THAT MAY RAISE POTENTIAL CONFLICTS OF INTEREST
•Reputational Considerations. Given the nature of its broader platform, Brookfield has an interest in preserving its reputation, including with respect to our status as a publicly traded vehicle and, in certain circumstances, such reputational considerations may conflict with the interests of Brookfield Renewable (or a Brookfield Account in which we are invested). Brookfield will likely make decisions on behalf of Brookfield Renewable (or a Brookfield Account in which we are invested) for reputational reasons that may not be directly aligned with the interests of investors or consistent with the determination Brookfield otherwise would have made absent its interest in Brookfield’s broader reputation For example, Brookfield may limit transactions and activities on behalf of Brookfield Renewable (or a Brookfield Account in which we are invested) for reputational or other reasons, including where Brookfield is providing (or may provide) advice or services to an entity involved in such activity or transaction, where another Brookfield Account is or may be engaged in the same or a related activity or transaction to that being considered on behalf of Brookfield Renewable (or a Brookfield Account in which we are invested), where another Brookfield Account has an interest in an entity involved in such activity or transaction, or where such activity or transaction on behalf of or in respect of Brookfield Renewable (or a Brookfield Account in which we are invested) could affect Brookfield, Brookfield Accounts or their activities. Additionally, by way of example, Brookfield may take into account the potential environmental and/or social impact when making decisions regarding the selection, management and disposal of investments and make take additional actions with respect to an investment motivated by environmental and social considerations beneficial to the reputation of Brookfield’s broader platform. Such decisions and actions may result in Brookfield Renewable (or a Brookfield Account in which we are invested) achieving lower financial returns had Brookfield not engaged in such decisions and actions. Conversely, while ESG considerations are integrated into Brookfield investment process, Brookfield may determine in any particular situation to take actions to preserve financial returns of Brookfield Renewable (or a Brookfield Account in which we invest), notwithstanding any adverse ESG impact on the investments of Brookfield Renewable (or a Brookfield Account in which we invest).
•Warehoused Investments and Initial Investments. Brookfield (or Brookfield Renewable) may purchase one or more warehoused investments on behalf of a Brookfield Account in which we invest. Brookfield or Brookfield Renewable, as applicable, is expected to sell each warehoused investment to a Brookfield Account in which we invest either prior to or following the initial closing of the account for a purchase price equal to the cost to Brookfield or Brookfield Renewable, as applicable, with respect to such warehoused investment, including any expenses attributable thereto and taking into account the impact of any currency fluctuations, plus an annually compounded rate of return on the capital deployed by Brookfield or Brookfield Renewable, as applicable, as set out in the relevant Brookfield Account’s governing documents, in respect of such warehoused investments, net of any cash distributions received by Brookfield or Brookfield Renewable, as applicable, with respect to such warehoused investment (but the cost of carry will not in any event be reduced below zero). Brookfield Accounts in which we invest may make initial investments. The purchase price (and any related deposits and expenses) of any initial investment may be funded by amounts borrowed pursuant to a loan facility. Notwithstanding the foregoing, if upon the initial closing of the Brookfield Account in which we invested, there has been a significant event relating to any initial investment or warehoused investment (such as a partial realization or a material change in value), Brookfield may, in its discretion, exclude such initial investment or warehoused investment from being purchased by the Brookfield Account in which we invest or adjust the interests of investors in such Brookfield Account in, or the purchase price of, such initial investment or warehoused investments. In addition, Brookfield may hold an initial closing of a Brookfield Account in which we invest in respect of the Brookfield commitment (which may be satisfied by Brookfield Renewable) to establish a subscription backed loan facility to facilitate the purchase of certain initial investments by the Brookfield Account in which we invest; provided, however, that if upon the initial closing, there has been a significant event relating to any initial investment (such as a partial realization or a material change in value), Brookfield may, in its discretion, adjust the interests of investors in such Brookfield Account in, or the purchase price of, such initial investments. If an initial investment is funded using such a subscription backed loan facility, a Brookfield Account in which we invest will be responsible for payments of any interest thereon. In the event a Brookfield Account in which we invest is unable to purchase a warehoused investment from Brookfield or Brookfield Renewable, or Brookfield or Brookfield Renewable is unable to sell a warehoused investment to a Brookfield Account in which we invest for any legal, tax, regulatory or other reason, then such investment will not be treated as a warehoused investment for purposes of the governing documents and Brookfield or Brookfield Renewable will be permitted to own, syndicate, sell or take any other action with respect to such investment even if such actions benefit Brookfield.
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
•Material, Non-Public Information; Trading Restrictions; Information Not Made Available. The ability of Brookfield Renewable and the Brookfield Accounts in which we invest to buy or sell certain securities or take other actions is expected to be restricted in certain circumstances, including by applicable securities laws, regulatory requirements, contractual obligations and/or reputational risk considerations applicable to Brookfield (and/or its internal policies designed to comply with these and similar requirements). For example, Brookfield will possess material, non-public information about issuers that would limit the ability of Brookfield Renewable and the Brookfield Accounts in which we invest to buy and sell securities related to those issuers.

Furthermore, Brookfield (including PSG, Oaktree and any other Brookfield businesses that are separated by information barriers) and other Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest) are deemed to be affiliates for purposes of certain laws and regulations (notwithstanding that PSG, Oaktree and other such Brookfield businesses will generally not be treated as affiliates under the governing documents of Brookfield Renewable or the Brookfield Accounts in which we invest) and it is anticipated that, from time to time, Brookfield Renewable and Brookfield Accounts in which we invest will each have positions (which in some cases will be significant) in one or more of the same issuers. As such, Brookfield may need to aggregate certain investment holdings, including holdings of Brookfield Accounts, for certain securities laws purposes (including trading restrictions under Rule 144 under the U.S. Securities Act, complying with reporting obligations under Section 13 of the Exchange Act and the reporting and short-swing profit disgorgement obligations under Section 16 of the Exchange Act) and other regulatory purposes (including: (a) public utility companies and public utility holding companies; (b) bank holding companies; (c) owners of broadcast licenses, airlines, railroads, water carriers and trucking concerns; (d) casinos and gaming businesses; and (e) public service companies (such as those providing gas, electric or telephone services)). Consequently, activities by one Brookfield Account could result in earlier public disclosure of investments by other Brookfield Accounts, restrictions on transactions of other Brookfield Accounts (including the ability to make or dispose of certain investments at certain times), adverse effects on the prices of investments made by Brookfield Accounts, potential short-swing profit disgorgement, penalties and/or regulatory remedies, or otherwise create conflicts of interests for Brookfield Renewable and the Brookfield Accounts in which we invest.
As a result of the foregoing, Brookfield may restrict, limit or reduce the amount of investments made on behalf of Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest). In addition, certain investments may become subject to legal or other restrictions on transfer following their acquisition. When faced with the foregoing limitations, Brookfield will generally seek to avoid exceeding the threshold because exceeding the threshold could have an adverse impact on the ability of Brookfield to conduct its business activities. Brookfield may also reduce certain Brookfield Accounts’ interest in, or from participating in, an investment opportunity that has limited availability or where Brookfield has determined to cap its aggregate investment in consideration of certain regulatory or other requirements so that other Brookfield Accounts that pursue similar investment strategies are able to acquire an interest in the investment opportunity. Brookfield could determine not to engage in certain transactions or activities which may be beneficial to Brookfield Accounts (including Brookfield Renewable or Brookfield Accounts in which we invest) because engaging in such transactions or activities in compliance with applicable law would result in significant cost to, or administrative burden on, Brookfield and/or other Brookfield Accounts or create the potential risk of trade or other errors.
Brookfield (including PSG, Oaktree and any other Brookfield businesses that are separated by information barriers) may become subject to additional restrictions on its business activities that could have an impact on the activities of Brookfield Renewable or the Brookfield Accounts in which we invest. In addition, Brookfield may restrict investment decisions and activities on behalf of Brookfield Renewable or certain, but not all, Brookfield Accounts in which we invest (in addition to other Brookfield Accounts sponsored, managed or advised by Brookfield, PSG or Oaktree).
•Affiliated Services and Transactions. Where it deems appropriate, relevant and/or necessary, in its sole discretion, Brookfield will perform or will engage its affiliates and/or related parties to provide a variety of different services and products in connection with the operation and/or management of Brookfield Renewable, Brookfield Accounts in which we invest, and/or their investments, potential investments and/or investment entities, that would otherwise be provided by independent third parties, including (among others): lending and loan special servicing, arranging, negotiating and managing financing, refinancing, hedging, derivative, managing workouts and foreclosures and other treasury and capital markets arrangements; investment banking (including participation by Brookfield-affiliated broker dealers in the underwriting and syndications of securities, loans and other financial instruments issued by Brookfield Renewable (or a Brookfield Account in which we invest) and/or portfolio companies); investment support, including investment backstop, guarantees and similar investment support arrangements; advisory, consulting, brokerage, market research, appraisal, valuation, risk management, assurance, and audit services (including related to investments, assets, commodities, good and services); acting as alternative investment fund manager and/or other similar type of manager in jurisdictions where such services are necessary and/or beneficial and services relating to the use of entities that maintain a permanent residence in certain jurisdictions; financial planning, cash flow modeling and forecasting, consolidation, reporting, books and records, bank account and cash management, controls and other financial operations services; transaction support, assisting with review, underwriting, analytics, due diligence and pursuit of investments and potential investments; anti-bribery and corruption, anti-money laundering and “know your customer” reviews, assessments and compliance measures; investment onboarding (including training employees of investments on relevant policies and procedures relating to risks); legal, compliance, regulatory, tax and corporate secretarial services; fund administration, accounting and reporting (including coordinating, supervising and administering onboarding, due diligence, reporting and other administrative services, including those associated with the third party fund administrator and placement agents of Brookfield Renewable (or of Brookfield Accounts in which we invest)) and client onboarding (including review of subscription materials and coordination of anti-bribery and corruption, anti-money laundering or “know your customer” reviews and assessments); preparation and review of fund documents, negotiation with prospective investors and other services that would be considered organizational expenses of a Brookfield Account if performed by a third party; portfolio company and asset/property operations and management (and oversight thereof); data generation, data analytics, data analysis, data collection and data management services; participation in and/or advice on a range of activities by strategic and/or operations professionals with established industry expertise, including among others in connection with (or with respect to) the origination, identification, assessment, pursuit, coordination, execution and consummation of investment opportunities, including project planning, engineering and other technical analysis, securing site control, preparing and managing approvals and permits, financial analysis and managing related-stakeholder matters; real estate, leasing and/or asset/facility management; development management (including pre-development, market and site analysis, modeling, zoning, entitlements, land use, pre-construction, community and government relations, design, environmental review and approvals, securing and administering compliance with governmental agreements, government approvals and incentive programs, permitting, site safety planning and construction); marketing (including of power or other output by an underlying asset/portfolio company); environmental and sustainability services; the placement and provision of various insurance policies and coverage and/or reinsurance thereof, including via risk retention, insurance captives and/or alternative insurance solutions; system controls; human resources, payroll and welfare benefits services; health, life and physical safety, security, operations, maintenance and other technical specialties; supply and/or procurement of power, energy and/or other commodities/goods/products; information technology services, risk management and innovation (including cyber/digital security and related services); all services contemplated by a Rate Schedule; other operational, back office, administrative and governance related services; oversight and supervision of the provision, whether by a Brookfield affiliate/related party or a third-party, of the above-referenced services and products; and any other services that Brookfield deems appropriate, relevant and/or necessary in connection with the operations and/or management of Brookfield Renewable, Brookfield Accounts in which we invest, and/or their investors, investments, potential investments and/or the investment entities (such services, collectively, “Affiliated Services”). The types of Affiliated Services that Brookfield provides will not remain fixed and are expected to change and/or evolve over time as determined by Brookfield in its sole discretion.
Some of these services give rise to additional conflicts of interest considerations because they are similar to the services provided by Brookfield to Brookfield Renewable (or Brookfield Accounts in which we invest). However, Brookfield deems these services to be appropriate for and value enhancing to the operations and/or management of investments, potential investments, Brookfield Renewable, and Brookfield Accounts in which we invest, and these services otherwise would be provided by third parties engaged to provide the services. Amounts charged to Brookfield Renewable (or a Brookfield Account in which we invest) and/or investments for Affiliated Services will be in addition to other compensation payable to Brookfield, will not be shared with Brookfield Renewable (or Brookfield Accounts in which we invest) and/or the Unitholders (or be offset against other compensation payable to Brookfield), will increase the overall costs and expenses borne indirectly by investors in Brookfield Renewable (and Brookfield Accounts in which we invest), and are expected to be substantial.
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
To the extent Brookfield (including any of its affiliates and/or personnel, other than portfolio companies of other Brookfield Accounts) provides an Affiliated Service, the amount charged for such service will be: (a) at a rate no greater than the applicable rate for such service as agreed to with Brookfield Renewable (or a Brookfield Account in which we are invested) pursuant to an affiliated services rate schedule (“Rate Schedule”), (b) at a rate for the relevant service that Brookfield reasonably believes is consistent with an arm’s length market rate (the “Affiliate Service Rate”); (c) at cost (including an allocable share of internal costs), plus an administrative fee of 5-10%, or (d) at any other rates with consent from the independent directors (with respect to services provided to Brookfield Renewable) or the advisory committees of Brookfield Accounts in which we invest (with respect to services provided to such Brookfield Accounts). A portion of any fees paid to Brookfield affiliates in accordance with the Rate Schedule may be paid as a pass-through of payroll costs for the Brookfield personnel providing such services (in which case the amount payable as a fee in accordance with the Rate Schedule will be reduced on a dollar-for-dollar basis). To the extent Brookfield charges an Affiliate Service Rate or cost plus an administrative fee in respect an Affiliated Service, the Affiliate Services Rate or cost (as applicable) will be determined as set out in more detail in this Form 20-F. For the avoidance of doubt, Brookfield has discretion to decide when to charge cost plus an administrative fee of 5% instead of using the Rate Schedule or the Affiliate Service Rate, including in situations where cost plus 5% results in a higher fee.
With respect to Affiliated Services, the costs of personnel managing day to day operations of an investment (collectively, “Operating Personnel”), in each case whether employed by Brookfield or a third-party and whether performing services on site or off site, will be charged to the investment at cost (including an allocable share of internal costs) in addition to the fees that are prescribed by the Rate Schedule or the Affiliate Service Rate, as applicable. For the avoidance of doubt, the fees so charged will not be reduced by the costs of Operating Personnel. The passed-through costs of such Operating Personnel are often substantial, and in certain cases, are expected to exceed the amount of fees charged in accordance with the Rate Schedule or the Affiliate Services Rate, as applicable.
In certain cases, Brookfield will oversee and/or supervise third-party service providers who provide services that, if performed by Brookfield, would be charged to a Brookfield Account in which we invest in accordance with the Rate Schedule and/or the Affiliate Service Rate; in such cases, Brookfield may charge, (i) fees that, when combined with the fees charged by the third party services provider, are at a rate equal to or less than those set out in the Rate Schedule, or (ii) at cost (including an allocable share of internal costs) plus an administrative fee of 5% in addition to the third-party service provider's fees, which amounts may in the aggregate exceed the rates set forth on the Rate Schedule.
If an Affiliated Service is charged at the Affiliate Service Rate, Brookfield will determine the Affiliate Service Rate in good faith at the time of engagement based on one or more factors, including, among others: (i) the rate that one or more comparable service providers (which may or may not be a competitor of Brookfield) charge third-parties for the similar services on an arm’s length basis; (ii) market knowledge (which could be based on internal knowledge or inquiries with one or more market participants); (iii) the rate charged by Brookfield to one or more third-parties for similar services (or the methodology used by Brookfield to set such rate); (iv) advice of and/or information provided by one or more third-party agents, consultants and/or other market participants including fee data and benchmark analyses (which could be based on proprietary models that utilize various inputs, assumptions and/or estimates deemed relevant by the third-party); (v) commodity or other rate forecasting; (vi) the rate agreed to pursuant to a competitive arm’s length bidding process (which may not reflect the lowest rate bid during the process, but that is inherent in an engagement that is deemed by Brookfield to be in the best interests of Brookfield Renewable (or a Brookfield Account in which we are invested) and/or their investments taking into account the totality of factors relating thereto); (vii) the rate required to meet certain regulatory requirements or qualify for particular governmental programs; (viii) in the case of services which Brookfield provides as part of a syndicate, such as investment banking or brokerage services, the rate that is negotiated and/or determined by a third-party member of the syndicate; (ix) the rate that a third-party agreed to provide the service at pursuant to a term sheet or similar agreement or understanding; and/or (x) other subjective and/or objective metrics deemed relevant by Brookfield (in its sole discretion) in determining an arm’s length market rate for a particular service.
For the avoidance of doubt, the costs to be paid in respect of Affiliated Services and therefore an expense of Brookfield Renewable (or a Brookfield Account in which we invest) (whether such Affiliated Services are provided in accordance with a Rate Schedule, at the Affiliate Service Rate, cost plus an administrative fee, or otherwise) will include, among other components: (i) personnel compensation costs and expenses (e.g., salary, benefits (including, among others, paid time off)), (ii) short- and long-term incentive compensation (including management promote, incentive fee and/or other performance-based compensation), (iii) costs and expenses of professional development, professional certifications, professional fees, training, business travel (including, among others, transportation, lodging and meals) and related matters, (iv) an allocable share of corporate costs and expenses associated with employment, including (among others) office rent, human resources personnel, talent acquisition fees and expenses, and office services costs, and (v) an allocable share of technology costs and expenses associated with employment of personnel, including, among others, information technology hardware, human resources technology, computing power and/or storage, software, cybersecurity, and related costs. These costs and expenses are expected to be substantial and will, in certain cases, be based on estimates made by Brookfield, both in respect of the total amount of costs and expenses relating to a particular service as well as the shares of such costs and expenses allocable to Brookfield Accounts (including, among others, Brookfield and Brookfield Renewable (or a Brookfield Account in which we are invested)). To the extent Brookfield retains the services of a third-party consultant, agent or other market participant to advise on or otherwise assist in determining an Affiliate Service Rate and/or the estimated costs and expenses of providing an Affiliated Service to a Brookfield Account, the fees and costs (including expenses) of such third-party will be borne by such Brookfield Account.
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
•Allocation of Costs and Expenses. In the ordinary course, Brookfield is required to decide whether costs and expenses (including, among others, those incurred in connection with Affiliated Services, Internal Audits and engagements of third-party service providers) are to be borne by Brookfield Renewable (or a

Brookfield Account in which we invest) and/or their investments or potential investments, on the one hand, or other Brookfield Accounts (including Brookfield), on the other hand, and/or whether such costs and expenses should be allocated among Brookfield Renewable (or a Brookfield Account in which we invest) and other Brookfield Accounts (including Brookfield). These costs and expenses include organizational expenses, operating expenses and expenses charged to investments, including (among others) fees, costs and expenses payable to service providers, including related parties, affiliates of Brookfield and/or third-party service providers. Brookfield expects to allocate costs and expenses to or among the Brookfield Accounts (including Brookfield Renewable (and Brookfield Accounts in which we invest) and/or Brookfield) that benefit from such costs and expenses in a fair and reasonable manner using its good faith judgment, which is inherently subjective. Additional detail regarding costs and expenses is set out, among others, in the “Affiliated Services and Transactions,” “Service Providers,” “Transfers and Secondments,” “Insurance” and “Internal Audit” subsections in the Conflicts of Interest section of this Form 20-F.
Brookfield generally will utilize one or more methodologies (that it determines, in its sole discretion, to be fair and reasonable) to determine (i) the costs and expenses relating to a particular service (that are not otherwise provided pursuant to a fixed rate) and (ii) the allocation of costs and expenses (including, among others, Affiliated Services and other fees charged by third-party service providers) among Brookfield Accounts (including Brookfield Renewable (and Brookfield Accounts in which we invest) and/or Brookfield). These methodologies are expected to include, but are not limited to, one or more of the following: (i) quarterly, semi-annual, annual or other periodic estimates (including budgetary estimates) of (A) the amount of time spent by or to be spent by employees on provision of a service to one or more Brookfield Accounts, and/or (B) the level of effort required to provide a particular service relative to other services provided by the same employees (for instance, costs and expenses relating to financial reporting services could be allocated based on the estimated level of effort required for audited versus unaudited financial statements) and Brookfield is not required to subject such estimates to true-up once the relevant costs or expenses have been completed; (ii) the relative size (e.g., value or invested equity), number, output, complexity and/or other characteristic relating to the Brookfield Accounts, investments and/or potential investments to which the services relate; (iii) where services are provided by groups of employees, utilization of blended compensation rates across such employees; and/or (iv) any other methodology deemed fair and reasonable by Brookfield in determining (and/or estimating) the cost and expenses relating to the provision of a particular service.
The methodologies that Brookfield utilizes to determine the costs and expenses relating to a particular service and the allocation of costs and expenses (including, among others, Affiliated Services and other fees charged by third-party service providers) among Brookfield Accounts (including Brookfield) are expected to vary based on the particular facts and circumstances of each situation (including potentially analogous situations) and over time, and as such there will be some degree of variation in the manner in which situations are addressed (including similar situations over time). As a result of the foregoing, there can be no assurance that any such determination will accurately reflect the actual cost of a service in any particular situation, that Brookfield’s own interests won’t influence its determination, and/or that a different methodology would not have also been fair, reasonable and/or yield a different (including more accurate) result. Moreover, it is possible that Brookfield Renewable (or a Brookfield Account in which we invest) and/or their investments or potential investments could be allocated a larger portion of costs and expenses relating to one or more services, including services provided by Brookfield Accounts (including Brookfield) and/or services that are provided to Brookfield Renewable (or a Brookfield Account in which we invest) and other Brookfield Account(s), than they otherwise would have if Brookfield did not face the conflicts of interest considerations discussed herein. Among other things, the determination of costs and expenses generally will be based on estimates (which are inherently subjective) and/or blended rates determined by blending and averaging employee costs. As a result, there can be no assurances that the amounts charged by Brookfield to Brookfield Renewable (or a Brookfield Account in which we invest) and/or their investments for any service will not be greater (or lower) than the amount that would be charged had Brookfield determined the costs and expenses relating to the service(s) and/or the allocation of such costs and expenses among Brookfield Accounts (including Brookfield) via a different methodology or engaged a similarly-situated third-party service provider to provide the services.
Costs and expenses that are suitable for only Brookfield Renewable (or a Brookfield Account in which we invest) (and/or their investments or potential investments) or another Brookfield Account (and/or its investments) are expected to be allocated only to Brookfield Renewable (or a Brookfield Account in which we invest) or such other Brookfield Account, as applicable. Notwithstanding anything in the foregoing to the contrary, in certain situations costs and expenses are expected to be allocated only to Brookfield Renewable (or a Brookfield Account in which we invest) (and/or their investments) despite the fact that the incurrence of such costs and expenses did not or will not directly relate solely to Brookfield Renewable (or a Brookfield Account in which we invest) and could, in fact, also benefit other Brookfield Accounts or not ultimately benefit Brookfield Renewable (or a Brookfield Account in which we invest) (and/or their investments or potential investments) at all. For example, costs and expenses could be allocated to Brookfield Renewable (or a Brookfield Account in which we invest) in respect of a specific legal, regulatory, tax, commercial and/or other matter, structure and/or negotiation that does not relate solely to Brookfield Renewable (or a Brookfield Account in which we invest) and/or was addressed prior to the launch of Brookfield Accounts in which we invest, and Brookfield could determine to allocate all or a significant portion of such costs and expenses to Brookfield Renewable (or a Brookfield Account in which we invest) based on factors that it deems reasonable in its sole discretion, regardless of the amount of capital raised for and/or number of investors (if any) who ultimately invest in, Brookfield Renewable (or a Brookfield Account in which we invest) in connection with such matter, structure and/or negotiation, and regardless of the extent to which other Brookfield Accounts (including Brookfield) ultimately benefit from such matter, structure and/or negotiation. Costs and expenses incurred in connection with a matter, structure and/or negotiation unrelated to a Brookfield Account in which we invest could therefore be allocated to a Brookfield Account in which we invest even if such costs and expenses were incurred prior to the existence of a Brookfield Account in which we invest. Similarly, costs and expenses that are expected to be borne by a particular investor in a Brookfield Account in which we invest or a third party could be allocated to a Brookfield Account in which we invest to the extent such costs and expenses are not ultimately charged to or paid by such investor or third party, including, for example, costs and expenses related to a transfer of an interest in a Brookfield Account in which we invest, bespoke reporting and/or other arrangements.
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
Examples of broken deal costs and expenses include, but are not limited to, the following: (a) research costs and expenses, (b) fees and expenses of legal, financial, accounting, risk, technology, consulting or other advisers (including Brookfield) in connection with conducting due diligence or otherwise pursuing a particular non-consummated transaction, (c) fees and expenses in connection with arranging financing for a particular non-consummated transaction, (d) travel costs, (e) deposits or down payments that are forfeited in connection with, or amounts paid as a penalty for, a particular non-consummated transaction, and (f) other costs and expenses incurred in connection with activities related to a particular non-consummated transaction (including, for the avoidance of doubt, any relevant Affiliated Service). Brookfield intends to make allocation determinations in its discretion, and it may modify or change its allocation methodologies from time to time to the extent it determines such modifications or changes are necessary or advisable to achieve a fair and reasonable allocation, and such modifications or changes could result in Brookfield Renewable (or a Brookfield Account in which we invest) and/or other Brookfield Accounts bearing less (or more) costs and expenses than it otherwise would have borne without such modifications and/or pursuant to a different allocation methodology.
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
•Intangible Benefits and Discounts. Brookfield and its personnel can be expected to receive certain benefits and/or perquisites arising or resulting from their activities on behalf of Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest) which will not reduce management fees or otherwise be shared with Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest), their investors and/or investments. Such benefits will inure exclusively to Brookfield and/or its personnel receiving them, even if they are significant or difficult to value and even though the cost of the underlying service is borne by Brookfield Accounts (including Brookfield Renewable and/or Brookfield Accounts in which we invest) and/or their respective investments (as an expense). For example, certain affiliates may receive portions of fees paid by third parties that relate to transactions involving properties and/or tenants, such as a portion of broker commissions paid by sellers of properties, and portions of the insurance premiums and fees paid by tenants to insurance providers. In addition, airline travel or hotel stays incurred as expenses by Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest) typically result in “miles” or “points” or credit in loyalty/status programs and such benefits and/or amounts will, whether or not de minimis or difficult to value, inure exclusively to Brookfield and/or such personnel (and not to Brookfield Renewable, Brookfield Accounts in which we invest, investors and/or investments) even though the cost of the underlying service is borne by Brookfield Renewable, Brookfield Accounts in which we invest and/or investments. Similarly, the volume of work that service providers receive from Brookfield results in discounts for such services that Brookfield will benefit from, while Brookfield Renewable, the Brookfield Accounts in which we invest and/or their respective investments will not be able to benefit from certain discounts that apply to Brookfield. Brookfield and/or its employees will, from time to time, make or receive employment referrals for certain contacts and/or their family members, including those contacts that relate to Brookfield Accounts (including Brookfield Renewable, Brookfield Accounts in which we invest, and investments). Such referrals may result in employment that benefits the contacts and/or their family members and the financial benefit of that employment will not be individually disclosed to Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest) and/or shared with such Brookfield Accounts, investors and/or investments. In addition, Brookfield has in the past and expects to continue to make available certain discount programs to its employees as a result of Brookfield’s relationship with an investment (e.g., “friends and family” discounts), which discounts are not available to the investors. The size of these discounts on products and services provided by investments (and, potentially, customers or suppliers of such investments) could be significant. The potential to receive such discounts could provide an incentive for Brookfield to cause Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest) and/or investments to enter into transactions that may or may not have otherwise been entered into in the absence of these arrangements and benefits. Financial benefits that Brookfield and its personnel derive from such transactions will generally not be shared with Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest), investors and/or investments. Such discounts include, among others, the ability to lease units in multifamily buildings owned by Brookfield Accounts, stay at hotels owned by Brookfield Accounts, utilize services and/or programs offered by assets owned by Brookfield Accounts, in each case at significantly discounted rates. Brookfield also offers referral bonuses to its employees who refer customers to assets owned by Brookfield Accounts, including referrals of tenants to buildings. In certain cases, Brookfield will be engaged by the purchaser of an investment to provide various services, including operations and management services (and oversight thereof), with respect to such investment for an interim period following the disposition of such investments until such functions are fully transitioned to the purchaser’s service providers. Any such services will be provided on rates agreed with the purchaser (which may be different from (and potentially higher than) the rates charged for Affiliated Services) and such compensation will not be shared with Brookfield Accounts (including Brookfield Renewable or Brookfield Accounts in which we invest), including the Brookfield Account that sold the investment, or reduce management or other fees owed by Brookfield Accounts. For a discussion regarding the resolution of the conflicts of interest noted above, see “Management and Resolution of Conflicts” below.
•Transactions with Portfolio Companies. In addition to any Affiliated Services provided by Brookfield or Brookfield Renewable (as described above), certain of our investments and/or portfolio companies of Brookfield Accounts in which we are invested will in the ordinary course of business provide services or goods to, receive services or goods from, lease space to or from, or participate in agreements, transactions or other arrangements with (including the purchase and sale of assets and other matters that would otherwise be transacted with independent third parties), portfolio companies owned by other Brookfield Accounts, PSG, Oaktree, Oaktree Accounts and Non-Controlled Affiliates. Some of these agreements, transactions and other arrangements would not have been entered into but for the affiliation or relationship with Brookfield and, in certain cases, are expected to replace agreements, transactions and/or arrangements with third parties. These agreements, transactions and other arrangements will involve payment and/or receipt of fees, expenses and other amounts and/or other benefits to or from the portfolio companies of such other Brookfield Accounts, PSG, Oaktree, Oaktree Accounts and Non-Controlled Affiliates (including, in certain cases, performance-based compensation). In certain cases, Brookfield’s investment thesis with respect to an investment will include attempting to create value by actively facilitating relationships between the investment and portfolio companies or assets owned by other Brookfield Accounts, PSG, Oaktree, Oaktree Accounts and Non-Controlled Affiliates. In these and other cases, these agreements, transactions and other arrangements will be entered into either with active participation by Brookfield or the portfolio companies’ management teams independent of Brookfield. While such arrangements and/or transactions and the fees or compensation involved have the potential for inherent conflicts of interest, Brookfield believes that the access to Brookfield (including portfolio companies of Brookfield Accounts and Oaktree Accounts) enhances our capabilities (and the capabilities of Brookfield Accounts in which we are invested) and is an integral part of our (and other Brookfield Accounts’) operations. Each transaction will be entered into to satisfy a legitimate business need.
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
In all cases in which Brookfield actively participates in such agreements, transactions or other arrangements, Brookfield will seek to ensure that the agreements, transactions or other arrangements are in the best interests of the applicable Brookfield Accounts’ portfolio companies, with terms to be determined in good faith as fair, reasonable and equitable under the circumstances. However, there can be no assurance that the terms of any such agreement, transaction or other arrangement will be executed on an arm’s length basis, be as favorable to the applicable portfolio company as otherwise would be the case if the counterparty were not related to Brookfield or be the same as those that other Brookfield Accounts’ portfolio companies receive from the applicable counterparty, or be benchmarked in any manner. In some circumstances, our investments and portfolio companies of Brookfield Accounts in which we are invested may receive better terms from a portfolio company of another Brookfield Account or an Oaktree Account than from an independent counterparty. In other cases, these terms may be worse.
All such agreements, transactions or other arrangements described in this section are expected to be entered into in the ordinary course without obtaining consent of the Managing General Partner’s independent directors or Unitholders or of investors in other Brookfield Accounts and such arrangements will not impact the management fee payable to Brookfield or any fee for Affiliated Services payable to Brookfield or a Brookfield Account (i.e., the portfolio companies and Non-Controlled Affiliates will be free to transact in the ordinary course of their businesses without limitations, including by charging their ordinary rates for the relevant transactions).
Furthermore, Brookfield (or other Brookfield Accounts, Oaktree Accounts and/or their businesses will from time to time make equity or other investments in companies or businesses that provide services to or otherwise contract with Brookfield Renewable, Brookfield Accounts in which we are invested and/or their portfolio companies. In particular, Brookfield has in the past entered into, and expects to continue to enter into, relationships with companies in the technology, real assets services and other sectors and industries in which Brookfield has broad expertise and knowledge, whereby Brookfield or a Brookfield Account acquires an equity or other interest in such companies that may, in turn, transact with Brookfield Renewable, Brookfield Accounts in which we are invested and/or their portfolio companies. For example, Brookfield (through an investment program referred to as Brookfield Technology Partners) invests in emerging technology companies that develop and offer technology products that are expected to be of relevance to Brookfield Renewable, Brookfield Accounts in which we are invested and portfolio companies (as well as to third-party companies operating in similar sectors and industries). In connection with such relationships, Brookfield expects to refer, introduce or otherwise facilitate transactions between such companies and Brookfield Renewable, Brookfield Accounts in which we are invested and portfolio companies, which would result in benefits to Brookfield (or Brookfield Accounts, Oaktree Accounts or their businesses), including via increased profitability of the relevant company, as well as financial incentives and/or milestones which benefit Brookfield Accounts or businesses (including through increased equity allotments), which are likely in some cases to be significant. Such financial incentives that inure to or benefit Brookfield and Brookfield Accounts pose an incentive for Brookfield to cause Brookfield Renewable, Brookfield Accounts in which we are invested and/or their portfolio companies to enter into such transactions that may or may not have otherwise been entered into. Financial incentives derived from such transactions will generally not be shared with Brookfield Renewable or Unitholders. Furthermore, such transactions are likely to contribute to the development of expertise, reputational benefits and/or the development of new products or services by Brookfield (or Oaktree, Brookfield Accounts, Oaktree Accounts and/or their businesses), which Brookfield will seek to capitalize on to generate additional benefits that are likely to inure solely to Brookfield (or Oaktree, Brookfield Accounts, Oaktree Accounts and/or their businesses) and not to Brookfield Renewable or the Unitholders.
Brookfield (or the portfolio companies’ management teams, as applicable) will seek to ensure that each transaction or other arrangement that Brookfield Renewable, Brookfield Accounts in which we are invested and/or their portfolio companies enter into with these companies satisfies a legitimate business need of Brookfield Renewable, the applicable Brookfield Account and/or the applicable portfolio company, with terms to be determined in good faith as fair, reasonable and equitable under the circumstances based on Brookfield Renewable’s, the applicable Brookfield Account and/or their portfolio companies’ normal course process for evaluating potential business transactions and counterparties. In making these determinations, Brookfield or the management teams of the portfolio companies will take into account such factors that they deem relevant, which will include the potential benefits and synergies of transacting with a Brookfield related party. Brookfield may take its own interests (or the interests of other Brookfield Accounts or businesses) into account in considering and making determinations regarding these matters. In certain cases, these transactions will be entered into with active participation by Brookfield and in other cases by the portfolio companies’ management teams independently of Brookfield. Moreover, any fees or other financial incentives paid to the relevant company will not offset or otherwise reduce the management fee or other compensation paid to Brookfield, will not otherwise be shared with Brookfield Renewable or Unitholders and will not be subject to the Affiliate Service Rates.
However, there can be no assurance that the terms of any such transaction or other arrangement will be executed on an arm’s length basis, be as favorable to us, the applicable Brookfield Account or portfolio company as otherwise would be the case if the counterparty were not related to Brookfield, be benchmarked in any particular manner, or be the same as those that other Brookfield Accounts’ or portfolio companies receive from the applicable counterparty. In some circumstances, Brookfield Renewable, a Brookfield Account in which we are invested and portfolio companies may receive better terms (including economic terms) than they would from an independent counterparty. In other cases, these terms may be worse.
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
•Transfers and Secondments. From time to time, Brookfield facilitates transfers and/or secondments of personnel to (or from) Brookfield Renewable, Brookfield Accounts in which we invest and/or their portfolio investments from (or to) Brookfield or another Brookfield Account (and/or its portfolio investments). A transfer refers to the termination of an employee’s employment with their employer company and their transfer to a new employer company. A secondment refers to the temporary assignment of an employee from their employer company to another company, typically for a period of two years or less.
Such movements are designed to fill roles at the companies to which individuals are transferred and/or seconded and provide value to personnel (via facilitation of individual career development objectives), the companies to which personnel are transferred / seconded (via filling of essential roles with suitable candidates), and the companies from which personnel are transferred / seconded (via optimization of the workforce).
Brookfield has adopted policies designed to ensure that such personnel movements are effected in accordance with applicable legal and regulatory requirements and that the conflicts considerations that arise in connection therewith are appropriately resolved. Among other things, for each transfer or secondment, Brookfield will seek to ensure that: (a) the company to which an individual is transferred or seconded has a legitimate business need for the position that the individual is to fill, (b) the individual is suitable for the position that they are to fill; and (c) if the transfer or secondment is to a client account: (I) the position does not involve an activity that Brookfield, as manager of the client account, is required to perform; and (II) the compensation to be paid for the position by the company to which the individual is being transferred / seconded is within the market compensation range for such position (up to, and including, the top end of such market compensation range).
In connection with each transfer or secondment, the company to which an individual is transferred or seconded will bear the compensation and overhead expenses relating to the employee (including salary, benefits, and long- and short-incentive compensation, among other things). As noted, Brookfield generally will seek to ensure that the compensation proposed to be paid for the position by the company to which the individual is being transferred or seconded is within the market compensation range for such position. In determining the market compensation range for the position, Brookfield generally will take into account factors that it deems relevant, including (among others): the company’s industry and geography; compensation paid by the company (or one or more similar companies) to one or more employees filling comparable positions; compensation paid by the company (or one or more similar companies) to one or more employees recently hired to fill (or terminated from) comparable positions; independent compensation benchmarking data, such as a third-party market compensation study; and/or third-party (e.g., recruiter, compensation consultant or other adviser) guidance regarding the market compensation range for the position; and/or other objective and/or subjective factors deemed reasonable by Brookfield under the circumstances.
Where Brookfield takes into account independent compensation benchmarking data, such as a third-party market compensation study, Brookfield generally will rely on the most recent study that it is utilizing for recruitment and compensation benchmarking purposes in the relevant company’s industry and/or geography. However, such compensation benchmarking data will, in certain cases, be from a different year than the year in which the transfer or secondment is effected because Brookfield and/or the relevant portfolio investment are not generally expected to participate in (and purchase) market studies every year, as the market does not generally vary significantly from year to year. In interim periods between market studies, Brookfield expects to use information such as changes in consumer price index, insight from recruitment efforts and/or other factors to adjust (as necessary) compensation ranges.
Secondments will be on a full-time or part-time basis, as determined by Brookfield taking into account relevant facts-and-circumstances. Generally, part-time secondments will be based on the amount of time Brookfield estimates that the individual will spend between the two (or more) Brookfield Accounts (i.e., the “secondment split”). These estimates will be based on subjective determinations, which could be based on the estimated number of days per week that the individual will spend working for each Brookfield Account or another estimate deemed fair and reasonable under the then-existing facts-and-circumstances. The compensation expenses recovered from the company to which an employee is seconded will be appropriately pro-rated based on: (a) the length of the secondment period during the applicable calendar year and (b) in the case of a part-time secondment, the secondment split.
For clarity, pursuant to the foregoing, Brookfield expects to, among other things, transfer and/or second certain of its employees to companies held by Brookfield Renewable and Brookfield Accounts in which we invest. As noted, the companies to which such individuals are transferred and/or seconded to will bear the employees’ applicable compensation expenses. In certain cases, Brookfield will advance compensation to such employees and be subsequently reimbursed by Brookfield Renewable or the applicable Brookfield Accounts (and/or their respective investments). Any such compensation expenses borne by Brookfield Renewable, the Brookfield Accounts in which we invest and/or their respective investments will not be credited against or otherwise reduce the management fee and incentive distributions that are payable to Brookfield. Additionally, the method for determining how (i) certain compensation arrangements are structured and valued (particularly with respect to the structure of various forms of incentive compensation that vest over time and whose value upon payment is based on estimates) and (ii) overhead expenses are allocated, in each case require certain judgments and assumptions, and as a result Brookfield Renewable, Brookfield Accounts in which we invest and their respective investments may bear higher costs than they would have had such expenses been valued, allocated or charged differently.
Brookfield could benefit from arrangements where Brookfield employees are hired or retained by, or seconded to, one or more investments or a Brookfield affiliate on behalf of an investment (for example, in the case where an investment makes a fixed payment to Brookfield to compensate Brookfield for a portion of an employee’s incentive compensation, but such employee does not ultimately collect such incentive compensation). Additionally, there could be a circumstance where an employee of Brookfield or a portfolio company of a Brookfield Account, PSG, Oaktree or an Oaktree Account may become an employee or secondee of one or more of portfolio companies of Brookfield Renewable or a Brookfield Account in which we invest (or vice versa) and, in connection therewith, be entitled to retain unvested incentive compensation received from the company it is transferring or being seconded from. While such incentive compensation would be subject to forfeiture under other circumstances, given the prior employment by a Brookfield related company, such incentive compensation may continue to vest as if such employee continued to be an employee of the company from which it is transferring. The arrangements described herein will take place in accordance with parameters approved by the Managing General Partner’s independent directors in the Conflicts Protocols, but will not be subject to approval by the Unitholders, and such amounts will not be considered fees received by Brookfield or its affiliates that offset or otherwise reduce the management fee.
Brookfield may take its own interests into account in considering and making determinations regarding the matters outlined in this section as well as in “Transactions with Portfolio Companies” and “Affiliated Services and Transactions” above. Additionally, the aggregate economic benefit to Brookfield or its affiliates as a result of the transactions outlined herein and therein could influence investment allocation decisions made by Brookfield in certain circumstances (i.e., if the financial incentives as a result of such transactions are greater if the investment opportunity is allocated to one Brookfield Account rather than another). However, as noted elsewhere herein, Brookfield believes that our access to Brookfield’s broader asset management platform enhances our, such Brookfield Accounts’ and portfolio investments’ capabilities, is an integral part of our and such Brookfield Accounts’ operations and will provide benefits to us, Brookfield Accounts in which we are invested and their respective portfolio investments that would not exist but their respective affiliations with Brookfield.

•Protective Loans. Brookfield may loan capital to Brookfield Renewable or a Brookfield Account in which we invest in connection with an investment or potential investment if Brookfield determines in good faith that it is advisable to invest capital in an investment or potential investment and (x) for timing reasons it is not able to issue a capital call, (y) for Brookfield Accounts in which we invest, for any reason there are insufficient unfunded commitments that are able to be called for an existing investment or potential investment or (z) either the amount of such capital is immaterial or the time period during which such capital would be loaned by Brookfield is expected to be less than 30 days (“Protective Loans”). Any such Protective Loan will be made at a rate equal to that agreed to with the relevant Brookfield Account. In connection therewith, in the case of a Protective Loan pursuant to clauses (x) and (z) above, Brookfield will cause Brookfield Renewable and/or the Brookfield Account in which we invest to repay such Protective Loan or, in the case of any other Protective Loan, offer to investors in the relevant Brookfield Account (including Brookfield Renewable) the opportunity to acquire an interest in such Protective Loan. Brookfield’s ability to make Protective Loans on the conditions noted above could give rise to conflicts of interest considerations. To the extent an investor does not have sufficient available capital to acquire an interest in such a Protective Loan, or chooses not to acquire such an interest, Brookfield will retain or syndicate such interest. Any Protective Loan may be repaid by the applicable investment in priority to any distributions to the relevant Brookfield Account, or be converted into an equity interest in such investment on a dollar-for-dollar basis using an appraisal or arm’s length valuation. Brookfield will have no obligation to provide a Protective Loan, including where doing so would be beneficial to Brookfield Renewable, Brookfield Accounts in which we invest, or an investment.
•Possible Future Activities. Brookfield expects to expand the range of services that it provides over time. Except as provided herein, Brookfield will not be restricted in the scope of its business or in the performance of any services (whether now offered or undertaken in the future) even if such activities could give rise to conflicts of interest, and whether or not such conflicts are described herein. Brookfield has, and will continue to develop, relationships with a significant number of companies, financial sponsors and their senior managers, including relationships with companies that hold or may have held investments similar to those that have been (or are intended to be) made by us and Brookfield Accounts that we are invested in as well as companies that compete with our direct and indirect investments. These companies may themselves represent appropriate investment opportunities for us or Brookfield Accounts in which we are invested or may compete with us for investment opportunities and other business activities.
•Advisors. Brookfield from time to time engages or retains strategic advisors, senior advisors, operating partners, executive advisors, consultants and/or other professionals who are not employees or affiliates of Brookfield, but which include former Brookfield employees as well as current and former officers of Brookfield portfolio companies (collectively, “Consultants”). Consultants generally have established industry expertise and are expected to advise on a range of investment-related activities, including by providing services that may be similar in nature to those provided by Brookfield’s investment teams, such as sourcing, consideration and pursuit of investment opportunities, strategies to achieve investment objectives, development and implementation of business plans, and recruiting for portfolio companies, and to serve on boards of portfolio companies. Additionally, Brookfield’s decision to initially perform certain services in-house for Brookfield Renewable (or a Brookfield Account in which we are invested) at a particular point in time will not preclude a later decision to outsource such services, or any additional services, in whole or in part, to any Consultants, and Brookfield has no obligation to inform Brookfield Renewable or any other Brookfield Account of such a change. Brookfield believes that these arrangements benefit its investment activities. However, they also give rise to certain conflicts of interest considerations.
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
Brookfield expects from time to time to offer Consultants the ability to co-invest alongside Brookfield Renewable or Brookfield Accounts in which we are invested, including in those investments in which they are involved (and for which they may be entitled to receive performance-based compensation, which will reduce our returns), or otherwise participate in equity plans for management of a portfolio company or invest directly in Brookfield Renewable (or a Brookfield Account in which we invest), or in a vehicle controlled by Brookfield Renewable (or a Brookfield Account in which we invest), subject to reduced or waived management fees and/or carried interest distributions, including after the termination of their engagement (or other status) with Brookfield.
In certain cases, these persons are likely to have certain attributes of Brookfield “employees” (e.g., they have dedicated offices at Brookfield, receive access to Brookfield information, systems and meetings for Brookfield personnel, work on Brookfield matters as their primary or sole business activity, have Brookfield-related email addresses, business cards and titles, and/or participate in certain benefit arrangements typically reserved for Brookfield employees) even though they are not considered Brookfield employees, affiliates or personnel. In this scenario, a Consultant would be subject to Brookfield’s compliance policies and procedures. Where applicable, Brookfield allocate to us, the Brookfield Accounts and/or portfolio companies the costs of such personnel or the fees paid to such personnel in connection with the applicable services, and such expenses or fees, to the extent allocated to a Brookfield Account, would generally be treated as expenses of such Brookfield Account. Payments or allocations to Consultants will not be subject to management fee offset provisions and can be expected to increase the overall costs and expenses borne indirectly by Unitholders. There can be no assurance that any of the Consultants will continue to serve in such roles and/or continue their arrangements with Brookfield and/or any Brookfield Accounts or portfolio companies throughout the terms of the relevant Brookfield Accounts.
•Transaction and Other Fees. Brookfield and its employees may receive certain transaction fees, consulting fees, advisory fees, directors’ fees, monitoring fees, or similar fees, in connection with investments or prospective investments. 100% of Brookfield Renewable’s or other Brookfield Account’s proportionate share of such fees, net of applicable expenses, will be credited against future payments of the management fee. Such fees will not be subject to the Affiliate Service Rates described in “Affiliated Services and Transactions” above. For the avoidance of doubt, (a) the allocable share of such fees attributable to any investor (including any Brookfield Account and any co-investor) that does not pay management fees is not expected to be credited to such investor (and will be retained by Brookfield and/or its employees) and (b) to the extent that multiple Brookfield Accounts (including co-investment vehicles) participate in an investment, any fees received by Brookfield in respect of one Brookfield Account will not offset the management fee received by Brookfield from any other Brookfield Account (regardless of whether or not any amount of such fees is credited to the investors in such Brookfield Accounts, by means of a management fee offset or otherwise). As a result, Brookfield will be more incentivized to take any such fees where there is (or expected to be) significant co-investment alongside Brookfield Renewable or a Brookfield Account in which we invest by co-investors that do not pay management fees.
•Travel Expenses. We will reimburse Brookfield for out-of-pocket travel expenses, including air travel (generally business class), car services, meals and hotels (generally business or luxury class accommodations), incurred in identifying, evaluating, sourcing, researching, structuring, negotiating, acquiring, making, holding, developing, operating, managing, selling or potentially selling, restructuring or otherwise disposing of proposed or actual investments of Brookfield Renewable and/or of Brookfield Accounts in which we are invested (including fees for attendance of industry conferences, the primary purpose of which is sourcing investments), in connection with the formation, marketing, offering and management of Brookfield Renewable and Brookfield Accounts in which we are invested. In addition, travel expenses incurred in the formation, marketing and offering of Brookfield Accounts in which we invest will generally be considered organizational expenses, including where such travel expenses relate to an existing or potential arrangement with any placement agent regarding the offering of interests in a Brookfield Account or the offering of a feeder fund of a Brookfield Account.
•Service Providers. In managing business activities, Brookfield, Brookfield Accounts and portfolio companies utilize and rely on various independent service providers, including attorneys, accountants, fund administrators, consultants, financial and other advisors, deal sources, lenders, brokers and outside directors. Brookfield relies on these service providers’ independence from Brookfield for various purposes, including (among other things) audits of Brookfield Accounts and/or their portfolio companies as well as transaction related services, benchmarking analyses, fairness and similar opinions of value, and/or verification of arm’s length terms, in each case designed to facilitate resolution of conflicts of interest considerations relating to transactions between Brookfield Accounts and/or their portfolio companies with Brookfield and/or other Brookfield Accounts and/or their portfolio companies.
Brookfield, Brookfield Accounts and their portfolio companies have various business relationships and engage in various activities with these service providers and/or their affiliates, which give rise to conflicts of interest considerations relating to the selection of the service providers. For example, service providers and/or their personnel could: (a) be investors in Brookfield, Brookfield Accounts and/or their portfolio companies, (b) provide services to multiple Brookfield business lines, Brookfield Accounts and/or their portfolio companies, (c) be engaged to provide various different types of services to Brookfield, Brookfield Accounts and their portfolio companies, (d) provide certain services, such as introductions to prospective investors and/or counterparties, to Brookfield, Brookfield Accounts and their portfolio companies at favorable rates or no additional cost, (e) be counterparties to transactions with Brookfield, Brookfield Accounts and/or their portfolio companies. In addition, certain service providers (particularly large global service providers, such as law firms, accounting firms and financial institutions) employ family members of personnel of Brookfield, Brookfield Accounts and/or their portfolio companies. Moreover, in the regular course of business, personnel of Brookfield, Brookfield Accounts and/or their portfolio companies give (or receive) gifts and entertainment to (or from) personnel of service providers.
Notwithstanding these relationships and/or activities with service providers, Brookfield has policies and procedures designed to address these conflicts of interest considerations and to ensure that its personnel select service providers for Brookfield, Brookfield Accounts and portfolio companies that they believe are appropriate for and in the best interests of Brookfield, Brookfield Accounts and/or their portfolio companies (as the case may be) in accordance with Brookfield’s legal and regulatory obligations, provided that (for the avoidance of doubt) Brookfield often will not seek out the lowest-cost option when engaging such service providers as other factors or considerations typically prevail over cost.
Brookfield Accounts (including Brookfield Renewable, Brookfield Accounts in which we invest, and other Brookfield Accounts) and their portfolio companies often engage common providers of goods and/or services. These common providers sometimes provide bulk discounts or other fee discount arrangements, which could be based on an expectation of a certain amount of aggregate engagements by Brookfield, Brookfield Accounts and portfolio companies over a period of time. Brookfield generally extends these fee discount arrangements to Brookfield, Brookfield Accounts and/or their portfolio companies in a fair and equitable manner.
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
The engagement of common providers for Brookfield Accounts and their portfolio companies and the related fee discount arrangements give rise to conflicts of interest considerations. For example, as a result of these arrangements, Brookfield will face conflicts of interest in determining which providers to engage on behalf of Brookfield Accounts (including Brookfield Renewable) and portfolio companies and when to engage such providers, including an incentive to engage certain providers for Brookfield Accounts (including Brookfield Renewable) and portfolio companies because it will result in the maintenance or enhancement of a discounted fee arrangement that benefits Brookfield, other Brookfield Accounts and their portfolio companies. Notwithstanding these conflicts considerations, Brookfield makes these determinations in a manner that it believes is appropriate for and in the best interests of Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest) and/or their portfolio companies taking into account all applicable facts and circumstances.
In the normal course, common providers (e.g., law firms) will staff engagements based on the particular needs of the engagement and charge such staff’s then-applicable rates, subject to any negotiated discounts. While these rates will be the same as the rates such providers would charge Brookfield for the same engagement, Brookfield generally engages providers for different needs than Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest) and/or their portfolio companies, and the total fees charged for different engagements are expected to vary.
In addition, as a result of the foregoing, the overall rates paid by Brookfield Renewable, Brookfield Accounts in which we are invested and portfolio companies over a period of time to a common provider could be higher (or lower) than the overall rates paid to the same provider by Brookfield, other Brookfield Accounts and their portfolio companies.
These relationships, activities and discounts described herein are part of normal course business operations and are not considered additional fees received by Brookfield that would offset or otherwise reduce the fees (including management fees) owed by Brookfield Accounts and/or their portfolio companies to Brookfield.
•Investment Platforms. Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest), alone or co-investing alongside other Brookfield Accounts or third parties, develop, organize and/or acquire assets that serve as a platform for investments in a particular sector, geographic area or other niche (such arrangements, “Investment Platforms”), including investments held in different proportions across various Brookfield Accounts. The management teams for such Investment Platforms (“Platform Management Teams”) are owned and controlled by Brookfield Renewable (or Brookfield Accounts in which we are invested), other Brookfield Accounts and/or third parties, and are established through recruitment, contract and/or the acquisition of one or more portfolio companies and/or assets. In certain cases, such as investments made by Brookfield Renewable (or Brookfield Accounts in which we invest) alongside third parties, the executives, officers, directors, shareholders and other personnel of the relevant Platform Management Teams will represent other financial investors with whom Brookfield Renewable (or Brookfield Accounts in which we invest) and Brookfield are not affiliated and whose interests could conflict with the interests of Brookfield Renewable (or Brookfield Accounts in which we invest) and/or have other interests that conflict with the interests of Brookfield Renewable (or Brookfield Accounts in which we invest). In addition, Platform Management Teams are expected to provide services to, and facilitate investments by, other Brookfield Accounts, including investments in which Brookfield Renewable (or Brookfield Accounts in which we invest) or an investment does not participate. The costs and expenses of Platform Management Teams will include, among others, overhead, personnel compensation, diligence and other operational costs and expenses incurred in connection with the development, organization, acquisition, support, and ongoing administration and management of the Platform Management Teams and related Investment Platforms. For the avoidance of doubt, compensation to be paid in respect of Platform Management Teams will include, among other components, incentive distributions, management promote, incentive fee and/or other performance-based compensation based on (or linked to) the profits of the relevant Investment Platforms, including profits realized in connection with the disposition of asset(s) and co-investments held alongside Brookfield Renewable (or a Brookfield Account in which we invest).
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

Brookfield Renewable (and Brookfield Accounts in which we are invested) bear their allocable share of Platform Management Teams’ costs and expenses (as determined by Brookfield, in its sole discretion, to be fair and reasonable) and such costs and expenses are treated as expenses for Brookfield Renewable (and Brookfield Accounts in which we invest), investment-level expenses and/or broken deal expenses, as applicable. These costs and expenses are in addition to the compensation payable to Brookfield, are not shared with Brookfield Renewable (or Brookfield Accounts in which we invest) and/or the Unitholders (or be offset against compensation payable to Brookfield), will increase the overall costs and expenses borne indirectly by Brookfield Renewable (or Brookfield Accounts in which we invest), and are expected to be substantial.
From time to time, Platform Management Teams (or portions thereof) that are held by Brookfield Renewable (or a Brookfield Account in which we are invested) and/or their portfolio companies could be transferred to other Brookfield Accounts (including Brookfield) for strategic, operational and/or other reasons, including reasons that relate solely to other Brookfield Accounts. Brookfield Renewable (or Brookfield Accounts in which we invest), its Investment Platforms, investments and/or Unitholders, will not be compensated for any such transfer.
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
•Line of Credit Utilization. Use of leverage arrangements provides Brookfield with an incentive to fund investments or otherwise utilize borrowings in lieu of capital contributions. For example, calculations of net IRRs in respect of performance data with respect to Brookfield Renewable and the Brookfield Accounts in which we invest as reported to investors from time to time are based on the funding of capital contributions by and distributions to the investors. For example, in instances where a Brookfield Account in which we invest utilizes borrowings under a subscription-based loan facility or asset-backed facility (or other facility, including a hybrid or net asset value facility), use of such facility will likely result in a higher reported net IRR than if the facility had not been utilized because such borrowings were used in lieu of capital contributions or in advance of related capital contributions that would only be made at a later date. From time to time, Brookfield makes distributions prior to the repayment of outstanding borrowings. In addition, in the event a Brookfield Account in which we invest incurs such indebtedness, the preferred return accruing in respect of investors will be less than otherwise would have been the case in the absence of such indebtedness, and the applicable Brookfield Account will bear the costs of any expenses related to such indebtedness or any interest that accrues. As a result, Brookfield could be entitled (a) to receive incentive distributions earlier than it otherwise would have and (b) in certain circumstances, to receive more incentive distributions than it otherwise would have, in each case had the Brookfield Account in which we invest not incurred such indebtedness and, instead, had required the investors to make additional capital contributions.
In addition, Brookfield Renewable and/or Brookfield Accounts in which we invest may provide for the repayment of indebtedness and/or the satisfaction of guarantees on behalf of co-investment vehicles in connection with investments made by such vehicles. Certain Brookfield Accounts may also use other Brookfield Accounts’ (including our) loan facilities to issue letters of credit in connection with investments that are expected to be, or have been allocated to co-investment vehicles, and the co-investors would be expected to bear their share of any expenses incurred in connection with such letters of credit. However, in each scenario above, certain investors in such vehicles will benefit from such provision for repayment of indebtedness and/or the satisfaction of guarantees even though those investors do not provide the same level of credit support as Brookfield Renewable and/or Brookfield Accounts in which we invest. In the event any such co-investment vehicle does not satisfy its share of any payment in respect of any such borrowing, Brookfield Renewable or the relevant Brookfield Account in which we invest will be contractually obligated to satisfy its share even if Brookfield Renewable or such Brookfield Account does not have recourse against such co-investment vehicle. In addition, Brookfield Renewable or a Brookfield Account in which we invest may provide a guarantee in connection with a potential or existing investment, and one Brookfield Account may replace Brookfield Renewable or another Brookfield Account as the guarantor.

•Recourse to Brookfield Renewable and Other Brookfield Accounts’ Assets. The assets of Brookfield Renewable (and, in the case of Brookfield Accounts in which we invest, of such Brookfield Accounts), including unused capital and investments, are available to satisfy all liabilities and other obligations of Brookfield Renewable (and, in the case of Brookfield Accounts in which we invest, of such Brookfield Accounts), for any proper purpose relating to the activities of Brookfield Renewable (and, in the case of Brookfield Accounts in which we invest, of such Brookfield Accounts), including, without limitation, with respect to investments, payment of expenses, indemnification obligations, and making of distributions. If Brookfield Renewable (or, in the case of a Brookfield Account in which we invest, such Brookfield Account) becomes subject to a liability, parties seeking to have the liability satisfied could have recourse to Brookfield Renewable’s (or, in the case of a Brookfield Account in which we invest, such Brookfield Account’s) assets generally and might not be limited to any particular asset, such as the asset comprising the investment giving rise to the liability. In such situations, in connection with our investments Brookfield Renewable makes in other Brookfield Accounts, investors in such accounts (including Brookfield Renewable) are often required to make additional capital contributions, including to recontribute funds previously distributed by such Brookfield Accounts, in each case subject to the specific limitations set forth in such Brookfield Account’s governing documents.
The financing arrangements of Brookfield Renewable (and, in the case of Brookfield Accounts in which we invest, of such Brookfield Accounts), including financing facilities, borrowings made thereunder, and guarantees and other credit support obligations in relation thereto, are often structured generally as part of a portfolio financing arrangement where all or certain investments provide security for such financing on a cross-collateralized basis and multiple investments are subject to the risk of loss in the event of a default. There likely will be circumstances in which investors have varying sharing percentages with respect to certain of the investments of Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest), including as a result of investments made on different dates, the exercise of excuse or exclusion rights or otherwise and, as a result, could have sharing percentages (including in the aggregate) in investments or otherwise with respect to investment proceeds generated by the investments of Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest) to which third parties have recourse in respect of such Brookfield Accounts’ liability that are higher or lower than such investors’ sharing percentages in the investment giving rise to the liability. As a result of the potential recourse obligations described above, liabilities relating to investments in which an investor has, for example, a small sharing percentage, could adversely impact investments in which such investor holds a greater sharing percentage. In addition, where co-investors or other third-party investors participate in an investment, Brookfield Renewable and the Brookfield Accounts in which we invest will at times (where Brookfield deems appropriate and subject to the governing documents of Brookfield Renewable or the relevant Brookfield Account) guarantee an amount in excess of its proportionate interest in the investment, including amounts in respect of the interests of co-investors or other third parties, which could remain outstanding on a temporary or ongoing basis over the term of the investment. In these circumstances, Brookfield Renewable and/or the Brookfield Accounts in which we invest will bear a disproportionate amount of the liabilities and costs associated with the relevant guarantee or other credit support, and such Brookfield Account’s assets, as applicable, including the relevant investment as well as the Brookfield Account’s assets generally (including unused capital) would be available to satisfy such liabilities and costs.
•Other Activities of Brookfield and its Personnel. Brookfield employees that play key roles in managing Brookfield Renewable and Brookfield Accounts that we invest in, as well as employees of portfolio companies that Brookfield Renewable and other Brookfield Accounts invest in, will all spend a portion of their time on matters other than or only tangentially related to Brookfield Renewable and the Brookfield Accounts in which we invest. Time will be spent on managing other Brookfield Accounts, including Brookfield proprietary accounts, and their investment activities. Such obligations of these individuals could conflict with their responsibilities to Brookfield Renewable and Brookfield Accounts in which invest. These potential conflicts are exacerbated in situations where employees are entitled to greater incentive compensation or other remuneration in connection with their responsibilities to certain accounts relative to their responsibilities to Brookfield Renewable and Brookfield Accounts in which we invest, or where there are differences in proprietary investments in certain Brookfield Accounts relative to Brookfield Renewable and Brookfield Accounts in which we invest.

•Use of Brookfield Arrangements. Brookfield Renewable (and/or Brookfield Accounts in which we invest) may seek to use a swap, currency conversion, hedging arrangement, line of credit or other financing that Brookfield has in place for its own benefit or the benefit of other Brookfield Accounts. In this case, Brookfield will pass through the terms of such arrangement to Brookfield Renewable (and/or Brookfield Accounts in which we invest) as if Brookfield Renewable (or the relevant Brookfield Accounts) had entered into the transaction itself. However, in such cases, we (and/or the relevant Brookfield Accounts) will be exposed to Brookfield’s credit risk since we will not have direct contractual privity with the counterparty. Further, it is possible that Brookfield Renewable (or Brookfield Accounts in which we invest) would have been able to obtain more favorable terms for themselves if they had entered into the arrangement directly with the counterparty.
•Determinations of Value. Valuations of the investments (or of assets or property received in exchange for any investment, as applicable) will ultimately be calculated and/or determined by Brookfield in good faith in accordance with guidelines prepared in accordance with International Financial Reporting Standards or U.S. generally accepted accounting principles and reviewed by the independent accountants of Brookfield Renewable and/or the Brookfield Accounts in which we invest. The valuation methodologies used by Brookfield to value any investment involve subjective determinations, judgments, projections and opinions, including about future events, which could turn out to be incorrect. As a result, valuations may not be accurate and/or third parties (including investors) could disagree with such valuations. Accordingly, the carrying value of an investment will not necessarily reflect the price at which the investment could be (or ultimately is) sold in the market, and the difference between carrying value and the ultimate sales price could be material. Ultimate realization of the value of an investment depends to a great extent on economic, market and other conditions beyond Brookfield’s control. Generally, there will be no retroactive adjustment in the valuation of any investment or the performance-based compensation or management fees paid to Brookfield to the extent any valuation proves to not accurately reflect the realizable value of an investment.
Additionally, under certain limited circumstances set forth in the governing documents of Brookfield Renewable and the Brookfield Accounts in which we invest, distributions in kind of investments for which market quotations are not readily available could be made. The valuation of such investments will be determined by Brookfield in accordance with the governing documents of Brookfield Renewable and the Brookfield Accounts in which we invest and as set forth above. Under the terms of the governing documents of Brookfield Renewable and the Brookfield Accounts in which we invest, Brookfield will generally receive performance-based compensation based on such valuation.
Brookfield makes use of, and relies on, valuation information and data developed and provided by certain third parties. Such valuations sometimes vary from similar valuations performed by other independent third parties for similar types of securities or assets. In addition, Brookfield Renewable and the Brookfield Accounts in which we invest may rely on the valuations or valuation information provided by, or determined in consultation with, the Managing General Partner, relevant general partner or their affiliates, as applicable.
The valuation of investments affects, under certain circumstances, Brookfield’s entitlement to incentive distributions from Brookfield Renewable and the Brookfield Accounts in which we invest, the amount of management fees that Brookfield collects from Brookfield Renewable and the Brookfield Accounts in which we invest, the decision of potential investors to subscribe for units in Brookfield Renewable or interests in the Brookfield Accounts in which we invest and/or Brookfield’s marketing of and ability to raise future Brookfield Accounts in which Brookfield Renewable will invest. As a result, and as noted herein, the valuation of investments involves conflicts and Brookfield is incentivized to determine valuations that are higher than the actual fair value of the investments.
•Transactions with Potential and Actual Investors. In light of the breadth of Brookfield’s operations and its significant institutional investor base, including investors that pursue investment programs and operations similar to Brookfield’s, Brookfield and Brookfield Accounts (including Brookfield Renewable) from time to time engage in transactions with prospective and actual investors in Brookfield Renewable and other Brookfield Accounts that entail business benefits to such investors. Such transactions may be entered into prior to, in connection with or after an investor’s investment in Brookfield Renewable or a Brookfield

Account. The nature of such transactions can be diverse and may include benefits relating to Brookfield Renewable (or a Brookfield Account in which we invest), other Brookfield Accounts and their respective issuers or portfolio companies.
•Insurance. Brookfield has caused Brookfield Renewable and Brookfield Accounts in which we invest to purchase and/or bear premiums, fees, costs and expenses (including the premiums, costs, expenses and/or fees of Brookfield affiliates and non-affiliates for insurance coverage and for placement and administration of insurance coverage) with respect to insurance coverage for the benefit of Brookfield Renewable, Brookfield Accounts in which we invest, Brookfield and its affiliates (as service providers to Brookfield Accounts), their employees, affiliates, agents and representatives, as well as limited partner advisory committee members and other indemnified parties with respect to matters (including directors and officers liability insurance, errors and omissions insurance, and any other insurance which Brookfield determines to be required or market standard), or for the benefit of Brookfield Renewable and the Brookfield Accounts in which we invest, as well as to portfolio companies with respect to investment-related matters (including terrorism, property, title, liability, marine, environmental, professional, cyber, transactional, fire insurance and/or extended or specialized coverage).
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
While shared insurance policies (including those issued by Captives) may be cost effective, claims made by any entities affiliated with Brookfield could result in increased costs to Brookfield Renewable and Brookfield Accounts that we invest in, and such policies may have an overall cap on coverage. To the extent insurable event(s) result in claims in excess of such cap, Brookfield Renewable (and/or Brookfield Accounts in which we invest) may not receive as much in insurance proceeds as it would have received if separate insurance policies had been purchased for each party, and Brookfield could face a conflict of interest in properly allocating insurance proceeds across all claimants, which could result in Brookfield Renewable (or Brookfield Accounts in which we invest) receiving less in insurance proceeds than if separate insurance policies had been purchased for each insured party individually. In these cases, Brookfield will seek to allocate the proceeds from claims in respect of insurance policies and resolve any conflicts of interests, as applicable, in a manner it determines to be fair and reasonable. In that regard, Brookfield may, if it determines it to be necessary, consult with one or more third parties to ensure that the allocation of such proceeds is done in a fair and reasonable manner. Similarly, insurable events may occur sequentially in time while subject to a single overall cap. In this case, Brookfield expects to process claims on a first-come-first-serve basis or in any other manner deemed appropriate by Brookfield. To the extent insurance proceeds for one such event are applied towards a cap and Brookfield Renewable (or a Brookfield Account in which we invest) experiences an insurable loss after such event, Brookfield Renewable’s (or Brookfield Account’s) receipts from such insurance policy could be diminished and/or Brookfield Renewable (or Brookfield Account) may not receive any insurance proceeds. A shared insurance policy could also make it less likely that Brookfield will make a claim against such policy on behalf of Brookfield Renewable (or a Brookfield Account in which we invest).
Brookfield on behalf of Brookfield Renewable (or a Brookfield Account in which we invest) may need to determine whether or not to initiate litigation (including potentially litigation adverse to Brookfield where it is the broker or provider of such insurance) in order to collect from an insurance provider, which may be lengthy and expensive and which ultimately may not result in a financial award. The potential for Brookfield to be a counterparty in any litigation or other proceedings regarding insurance claims creates a further potential conflict of interest. Furthermore, in providing such insurance, Brookfield may seek reinsurance for all or a portion of the coverage, which could result in Brookfield earning and retaining fees and/or a portion of the premiums associated with such insurance while not retaining all or a commensurate portion of the risk insured. Brookfield will seek to allocate the costs of such insurance and proceeds from claims in respect of such insurance policies and resolve any conflicts of interest, as applicable, in a manner it determines to be fair. In that regard, Brookfield may, if it determines it to be necessary, consult with one or more third parties in allocating such costs and proceeds and resolving such conflicts.
•Diverse Interests. In certain circumstances, the various types of investors in Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest), including Brookfield in its capacity as an investor in Brookfield Accounts, will have conflicting investment, tax and other interests with respect to (a) their interests across Brookfield Accounts and (b) the interests of other investors in such accounts, including Brookfield Accounts that participate in the same investments. The conflicting interests of particular investors could relate to or arise from, among other things, the nature of investments made by Brookfield Accounts, the residency or domicile of the investors, the entities through which such investors make their investments, the structuring of the acquisition (including the utilization of a REIT subsidiary), ownership and disposition of investments, the timing of disposition of investments, the transfer or disposition by an investor of its investment and specific tax considerations, including the manner in which current earnings and disposition transactions in connection with one or more investments are reported for tax purposes and the timing of distributions or deemed distributions thereof. To the extent that one or more investors (including Brookfield) request that Brookfield delay certain distributions to them (for tax or other similar reasons) Brookfield may (but is not obligated to) agree to do so (while continuing to make the scheduled distribution to other investors). In such cases, Brookfield would deem a distribution to have occurred to such investors at the time the distribution was made to the other investors, for purposes of the calculation of incentive distributions and management fees. As a consequence, in certain circumstances, conflicts of interest will arise in connection with Brookfield decisions regarding these matters, including with respect to tax matters or the nature, structuring, or reporting of such investments, which may be adverse to investors in Brookfield Renewable generally (or to Brookfield Renewable in connection with its investments in Brookfield Accounts), or may be more beneficial to certain investors (including Brookfield) over others, including with respect to investors’ particular tax situations.
In selecting and structuring potential investments appropriate for Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest), Brookfield will consider the investment and tax objectives of the relevant Brookfield Accounts and their investors as a whole, not the investment, tax or other objectives of any investor individually. However, conflicts could arise if certain investors have objectives that conflict with those of Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest). In addition, Brookfield may face certain tax risks based on positions taken by Brookfield Renewable or Brookfield Accounts in which we invest, including as a withholding agent. In connection therewith, Brookfield could take certain actions, including withholding amounts to cover actual or potential tax liabilities, that it may not have taken in the absence of such tax risks.
Further, in connection with the investment activities of Brookfield Accounts (including Brookfield Renewable’s and those of Brookfield Accounts in which we invest), we or the Brookfield Account (or portfolio companies) may make political donations or other contributions to support ballot initiatives, lobbyist efforts, memberships in certain political organizations, referendums or other legal, regulatory, tax or policy changes that Brookfield believes will ultimately benefit Brookfield Renewable or the Brookfield Account. However, there is no guarantee that any particular Unitholder (or investor in a Brookfield Account) will agree with any such action or would independently choose to financially support such an endeavor. Further, any such changes may have long-term benefits to Brookfield and/or other Brookfield Accounts (in some cases, such benefits may be greater than the benefits to Brookfield Renewable or the Brookfield Account in which we are invested), even though Brookfield or such Brookfield Accounts did not contribute to such initiative or reimburse Brookfield Renewable or the relevant Brookfield Account or portfolio company for the contributions.
•Conflicts with Issuers of Investments. As part of Brookfield’s management and oversight of investments, Brookfield appoints its personnel as directors and officers of portfolio companies of Brookfield Accounts

(including of Brookfield Renewable and of Brookfield Accounts in which we invest) and, in that capacity, is required to make decisions that consider the best interests of such portfolio investments and their respective shareholders or other stakeholders. In certain circumstances, for example in situations involving bankruptcy or near insolvency of a portfolio company, decisions and actions that may be in the best interest of the portfolio company may not be in the best interests of Brookfield Accounts individually (including Brookfield Renewable and/or Brookfield Accounts in which we invest), and vice versa. Accordingly, in these situations, there will be conflicts of interest between such individuals’ duties as an officer or employee of Brookfield and such individuals’ duties as a director or officer of the portfolio company. Similar conflicts considerations will arise in connection with Brookfield employees that are transferred and/or seconded to provide services to portfolio companies in the normal course.
•Listing and Distribution of Brookfield. Brookfield Asset Management Inc. changed its name to Brookfield Corporation on December 9, 2022, pursuant to a corporate restructuring (the “Transaction”), as a result of which, its asset management business (“Asset Management Business”) is now held 100% by the Asset Management Company. The Asset Management Company is owned 75% by Brookfield Corporation and 25% by a newly established company Brookfield Asset Management. Each of Brookfield Corporation and Brookfield Asset Management have the right to nominate 50% of the directors of the Asset Management Company, and the shareholders of Brookfield Corporation received shares of Brookfield Asset Management as consideration for the transfer of the 25% interest in the Asset Management Business. Brookfield Corporation continues to be listed on the NYSE and TSX under the new ticker “BN” and Brookfield Asset Management is newly listed on both stock exchanges under the ticker “BAM”.
Since completion of the Transaction, certain employees, including senior level executives previously employed by Brookfield Asset Management Inc. have become employees of the Asset Management Business, and in such capacity provide services to all the entities conducting the Asset Management Business activities. While employees, senior level management and boards of directors of each of Brookfield Corporation and the Asset Management Business are expected to be separate and distinct from one another (other than Bruce Flatt, who is the CEO of Brookfield Corporation and of the Asset Management Business), Brookfield Corporation will have senior management involvement/participation in the Asset Management Business, including by being a part of investment committees and being available to propose and discuss various investment opportunities. In addition, Brookfield Corporation will receive certain transition services from the Asset Management Business and the Asset Management Business will receive transition services from Brookfield Corporation for a period of time, with the intended result of ensuring continuity of operations. The Transaction did not result in a change of control of Brookfield Asset Management Inc. or require the consent of the investors of any Brookfield Account.
While the foregoing describes the current process for the corporate structure and delineation of roles since completion of the Transaction, such process and structure are subject to change. In addition, while it is not anticipated to be the case, it is possible that the Transaction will create unintended and unanticipated risks or conflicts that are material to investors in Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest). There can be no guarantee that the foregoing changes in corporate structure since the Transaction will have no impact on the management of Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest). While it is intended that the asset management employees and senior level executives formerly employed by Brookfield Asset Management Inc. who were transferred to the Asset Management Business will continue existing asset management practices following such transfer, it is expected that the Asset Management Business will, in the normal course, enact policies and procedures that differ from those formerly in place at Brookfield Asset Management Inc.. In addition, while the Transaction is not intended to have adverse consequences on any investor in any Brookfield Account (including Brookfield Renewable and any Brookfield Account in which we invest), the Transaction provides existing and new public shareholders access to a new class of securities linked to the standalone asset management business of Brookfield Asset Management.

OTHER CONFLICTS
•Internal Audit. Brookfield Corporation, Brookfield Asset Management and certain of their affiliates are publicly traded companies subject to requirements to maintain an internal audit function and to complete internal audit reviews of their investments and related operations. In certain instances, Brookfield Renewable (and Brookfield Accounts in which we invest) and portfolio companies of Brookfield

Renewable (and Brookfield Accounts in which we invest) are expected to perform internal audit reviews of their operations and related activities, either in connection with their own regulatory requirements, because they are consolidated into Brookfield or one of its listed affiliates, or otherwise for corporate governance purposes, as determined by Brookfield in its capacity as manager of the Brookfield Accounts. Such portfolio company internal audit work is expected to be carried out by the employees of such portfolio companies, by Brookfield employees and/or by third-party advisors, and the expenses related to such work by all such persons are generally expected to be charged to the portfolio company. While the product of such portfolio company internal audit work is expected to be relied on and utilized, where applicable, in meeting Brookfield’s and its listed affiliates’ internal audit obligations, Brookfield and its listed affiliates generally will not share in the expenses of such portfolio company internal audits (except in their capacity as indirect equity owners of the portfolio company). Further to the disclosure above in “Allocation of Costs and Expenses”, it is expected that internal audit costs will be allocated to Brookfield Renewable (and Brookfield Accounts in which we invest) based on a blended rate of the personnel involved in providing such services, such that the amount charged to Brookfield Renewable, the Brookfield Accounts in which we invest and their respective portfolio companies may be greater or lesser than the actual cost of the specific personnel performing the services for Brookfield Renewable, the Brookfield Accounts in which we invest and/or their respective portfolio companies.
•Performance-Based Compensation. Brookfield’s entitlement to performance-based compensation from Brookfield Renewable and Brookfield Accounts in which we invest could incentivize Brookfield to make investments on behalf of Brookfield Renewable and such Brookfield Accounts that are riskier or more speculative than it would otherwise make in the absence of such performance-based compensation. In addition, Brookfield is generally taxed at preferable tax rates applicable to long-term capital gains on its performance-based compensation with respect to investments that have been held by Brookfield Renewable (or a Brookfield Account in which we are invested) for more than three years. The required holding period and/or or other laws (including non-U.S. tax laws) applicable to carried interest could create an incentive for Brookfield to make different decisions regarding the timing and manner of the realization of investments than would be made in the absence of such laws, including if long-term capital gain from the sale or disposition of capital assets (as it relates to Brookfield’s receipt of carried interest) did not require a three-year holding period.
•Calculation Errors, True-Ups and/or Repayments. The calculation of amounts due to Brookfield and/or Brookfield Accounts in respect of Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest) and/or their portfolio investments (including amounts owed in respect of performance-based compensation, Affiliated Services, protective loans, cost allocations, and other matters) is complex and at times based on estimates and/or subject to periodic (post-transaction) reconciliations. Brookfield may make errors in calculating such amounts, and/or recognize over- or under-estimates of such amounts in performing routine reconciliations and/or other internal reviews. When such an error or under- or over-estimate that disadvantaged Brookfield Renewable or a Brookfield Account in which we invested is discovered, Brookfield will make Brookfield Renewable (or the Brookfield Account) whole for such amount based on the particular situation, which may involve a return of distributions or fees or a waiver of future distributions or fees, in each case in an amount necessary to reimburse Brookfield Renewable (or the Brookfield Account) for such over-payment. As a general matter, Brookfield does not expect to pay interest on such amounts. Likewise, when an error or under- or over-estimate that advantaged a Brookfield Account is discovered, Brookfield will make itself whole for such amount, as applicable, and generally will not charge interest in connection with any such make-whole payment.
MANAGEMENT AND RESOLUTION OF CONFLICTS
•Brookfield Conflicts Management and Resolution Process. Brookfield is a global alternative asset manager with significant assets under management and a long history of owning, managing and operating assets, businesses and investment vehicles across various industries, sectors, geographies and strategies through and on behalf of Brookfield Accounts (including proprietary accounts). In addition, Brookfield’s business activities continuously grow and evolve over time. As noted throughout this Form 20-F, a key element of the strategy of Brookfield Renewable (and of Brookfield Accounts in which we invest) is to leverage Brookfield’s experience, expertise, broad reach, relationships and position in the market for investment opportunities and deal flow, financial resources, access to capital markets and operating needs. Brookfield believes that this is in the best interest of Brookfield Renewable (and of Brookfield Accounts in which we invest) and their investments. However, being part of this broader (and evolving) platform, as well as activities of and other considerations relating to Brookfield Accounts, gives rise to conflicts of interest situations. Dealing with conflicts of interest is difficult and complex, and it is not possible to predict all of the types of conflicts that will arise over the course of the life of Brookfield Renewable (and of Brookfield Accounts in which we invest), particularly as a result of the potential growth and evolution of Brookfield’s business activities. Brookfield will monitor conflicts of interest and manage such conflicts of interest as set out in this Form 20-F, in accordance with its fiduciary duty to Brookfield Renewable (and Brookfield Accounts in which we invest) and other Brookfield Accounts; however, conflicts will not necessarily be resolved in a manner that is favorable to Brookfield Renewable (and/or Brookfield Accounts in which we invest).
In managing conflicts of interest situations that arise from time to time, Brookfield generally will be guided by its internal policies and procedures and applicable regulatory requirements, including its fiduciary obligations as set out in Brookfield Accounts’ offering documents. Among other things, Brookfield has formed a Conflicts Committee, which is comprised of senior Brookfield executives, to oversee the management and resolution of conflicts of interest considerations that arise in the management of Brookfield’s business activities, including the management of Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest). The Conflicts Committee seeks to ensure that conflicts considerations are addressed in accordance with Brookfield’s internal policies and procedures and applicable regulatory requirements, including its fiduciary duties to Brookfield Accounts as set out in such accounts’ offering documents. In carrying out its responsibilities, the Conflicts Committee may, as it deems appropriate, review and approve specific matters presented to it and/or review and approve frameworks (and related parameters) for execution of particular types of transactions. In connection with the latter, the Conflicts Committee will (as it deems appropriate) appoint one or more individuals, pursuant to delegated authority, to oversee implementation of the frameworks and is deemed to approve transactions that are executed in accordance with pre-approved frameworks.
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
See Item 3.D. “Risk Factors — Risks Relating to Our Relationship with Brookfield”.
Other Related Party Transactions
The $400 million committed unsecured revolving credit facility provided by Brookfield has been extended to December 2028. Canadian dollar borrowings bear interest at the Canadian prime rate plus 80 basis points, or the Canadian bankers acceptance rate plus 180 basis points, as applicable. U.S. dollar borrowings bear interest at SOFR plus 180 basis points or at the U.S. base rate plus 80 basis points, as applicable. As at December 31, 2023, there were no draws on the committed unsecured revolving credit facility provided by Brookfield.
Brookfield, through a regulated subsidiary, provides certain reinsurance coverage to Brookfield Renewable through third-party commercial insurers for the benefit of certain Brookfield Renewable entities in North America. The premiums charged pursuant to these arrangements are at or lower than market rates and are held in reserve by Brookfield to be paid toward insured losses. For the year ended December 31, 2023, there were approximately $8 million of unamortized premiums to Brookfield’s regulated subsidiary (2022: approximately $7.7 million).
In November 2023, Brookfield Renewable, together with institutional partners and in partnership with Cameco, acquired Westinghouse, one of the world’s largest nuclear services businesses, from our affiliate Brookfield Business Partners and its institutional partners for approximately $4.37 billion ($442 million net to Brookfield Renewable). Brookfield Renewable, together with institutional partners, owns an aggregate 51% interest (10% net to Brookfield Renewable) with Cameco owning 49%. See Item 3.D “Risk Factors — Risks Relating to Our Growth Strategy”.
As at December 31, 2023, the aggregate and largest amount of debt outstanding during the past three-year period to Brookfield by Brookfield Renewable’s key management and other applicable personnel, including any guarantees provided by Brookfield on behalf of such personnel, was approximately $1.004 million which loans bear interest at a minimum rate of 1.6%. The purpose of such loans is to enable certain Brookfield employees to fund certain near-term expenses without monetizing previously granted equity awards under Brookfield’s long-term share ownership plan, thereby preserving long-term alignment of such employees with Brookfield.
From time to time, Brookfield and its related entities may purchase securities sold by Brookfield Renewable and its affiliates as part of public offerings of such securities. Such purchases are typically made at the market price of such securities less any underwriting fee. Similarly, from time to time Brookfield Reinsurance and its related entities may provide non-recourse financing to subsidiaries of Brookfield Renewable. Such financing is typically provided at the market rates and as at December 31, 2023, $101 million of non-recourse borrowings was due to Brookfield Reinsurance (2022: $93 million) and $8 million of corporate borrowings (2022: $7 million). Brookfield Reinsurance has also subscribed to tax equity financing of $2 million (2022: $3 million) and preferred limited partners equity of $11 million (2022: $11 million). See Item 3.D “Risk Factors — Risks Relating to Our Relationship with Brookfield”.
In December 2023, a subsidiary of BEP transferred a 13.75% interest in TerraForm Power to BEPC, a consolidated subsidiary, in exchange for a promissory note in the amount of $225 million and the issuance by BEPC to BEP of 4,860,874 BEPC class C shares. As at February 23, 2024, the full principal amount of the promissory note remained outstanding. See also Note 28 in Item 18. “Financial Statements”.
In December 2023, a subsidiary of Brookfield transferred its indirect 8% economic interest in a greenhouse gas monitoring and ESG certification software investment that it held through Brookfield Technology Growth Partners III to Brookfield Renewable for $20 million.
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
The Subordinated Credit Facilities are available in U.S. or Canadian dollars, and advances are made by way of SOFR, base rate, bankers’ acceptance rate or prime rate loans. In addition, each credit facility contemplates potential deposit arrangements pursuant to which the lender thereunder would, with the consent of a borrower, deposit funds on a demand basis to such borrower’s account at a reduced rate of interest.
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
7.C    INTERESTS OF EXPERTS AND COUNSEL
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
9.B    PLAN OF DISTRIBUTION
Not applicable.
9.C    MARKETS
See Item 9.A. “Offer and Listing Details”. and Item 4.C “Organizational Structure - BRP Equity”. In addition, the Series 17 Preferred Units are listed on the NYSE under the symbol “BEP PR A”, NA Holdco’s 4.625% Perpetual Subordinated Notes are listed on the NYSE under the symbol “BEPH” and NA Holdco’s 4.875% Perpetual Subordinated Notes are listed on the NYSE under the symbol “BEPI”.
9.D    SELLING SHAREHOLDERS
Not applicable.
9.E    DILUTION
Not applicable.
9.F    EXPENSES OF THE ISSUE
Not applicable.
ITEM 10.    ADDITIONAL INFORMATION
10.A    SHARE CAPITAL
Not applicable.
10.B    MEMORANDUM AND ARTICLES OF ASSOCIATION
Description of our LP units, Preferred Units and the Amended and Restated Limited Partnership Agreement of BEP
The following is a description of the material terms of our LP units, Preferred Units and the Amended and Restated Limited Partnership Agreement of BEP. Because this description is only a summary of the terms of our LP units, Preferred Units and the Amended and Restated Limited Partnership Agreement of BEP, it does not contain all of the information that you may find useful and is qualified in its entirety by reference to all of the provisions of the Amended and Restated Limited Partnership Agreement of BEP. For more complete information, you should read the Amended and Restated Limited Partnership Agreement of BEP which is available electronically on our EDGAR profile at www.sec.gov and on our SEDAR+ profile at www.sedarplus.ca and will be made available to LP unitholders and Preferred Unitholders as described under Item 10.C “Material Contracts” and Item 10.H “Documents on Display”.
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
 On April 30 in every fifth year after April 30, 2023, BEP may redeem for cash the Series 13 Preferred Units at C$25 per Series 13 Preferred Unit, together with all accrued and unpaid distributions up to but excluding the date of payment or distribution. Holders of the Series 13 Preferred Units have the right, at their option, to reclassify their Series 13 Preferred Units into Series 14 Preferred Units, subject to certain conditions, on April 30 every five years after April 30, 2023. The Series 13 Preferred Units do not have a fixed maturity date and are not redeemable at the option of the Series 13 Preferred Unitholders.
On January 31 in every fifth year after January 31, 2021, BEP may redeem for cash the Series 7 Preferred Units at C$25 per Series 7 Preferred Unit, together with all accrued and unpaid distributions up to but excluding the date of payment or distribution. Holders of the Series 7 Preferred Units will have the right, at their option, to reclassify their Series 7 Preferred Units into Series 8 Preferred Units, subject to certain conditions, on January 31 every five years after January 31, 2021. The Series 7 Preferred Units do not have a fixed maturity date and are not redeemable at the option of the Series 7 Preferred Unitholders.
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
Holders of the Series 13 Preferred Units are entitled to receive a cumulative quarterly fixed distribution at a rate of 6.05% annually for the period ending April 30, 2028. Thereafter, the distribution rate will be reset every five years at a rate equal to the greater of: (i) the 5-year Government of Canada bond yield plus 3.00%, and (ii) 5.00%. Holders of Series 13 Preferred Units will have the right to reclassify their Series 13 Preferred Units, subject to certain conditions, into Series 14 Preferred Units. Holders of Series 14 Preferred Units will be entitled to receive a cumulative quarterly floating distribution at a rate equal to the 90-day Canadian Treasury Bill yield plus 3.00%.
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
In November 2023, Brookfield Renewable Investments Limited, formerly a Preferred Unit Guarantor, continued from Bermuda into Ontario and subsequently amalgamated with BEP Subco Inc. pursuant to the provisions of the Business Corporations Act (Ontario). The continuing entity, BEP Subco Inc., is a Preferred Unit Guarantor.
Choice of Forum for U.S. Securities Act Claims
The Amended and Restated Limited Partnership Agreement of BEP provides that unless BEP consents in writing to the selection of an alternative forum, the federal district courts of the United States shall, to the fullest extent permitted by law, be the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. In the absence of this provision, under the Securities Act, U.S. federal and state courts have been found to have concurrent jurisdiction over suits brought to enforce duties or liabilities created by the Securities Act. This choice of forum provision will not apply to suits brought to enforce duties or liabilities created by the Exchange Act and could be found to be inapplicable or unenforceable if it is challenged in a legal proceeding or otherwise. See Item 3.D “Risk Factors — The Amended and Restated Limited Partnership Agreement of BEP provides that the federal district courts of the United States are the sole and exclusive forum for the resolution of any complaint asserting a cause of action arising under the Securities Act. This choice of forum provision could limit our Unitholders’ ability to obtain a favorable judicial forum for disputes with directors, officers or employees.”
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
Because this description is only a summary of the terms of the agreement, it does not necessarily contain all of the information that you may find useful. For more complete information, you should read the Amended and Restated Limited Partnership Agreement of BRELP which is available electronically on our EDGAR profile at www.sec.gov and on our SEDAR+ profile at www.sedarplus.ca and will be made available to LP unitholders and Preferred Unitholders as described under Item 10.C “Material Contracts” and Item 10.H “Documents on Display”.
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
The Brookfield Holders’ aggregate interest in BEP, including Brookfield’s interest in the Managing General Partner and the BRELP GP LP, would be approximately 56% if Brookfield exercised its redemption right in full and BEP exercised its right of first refusal on BRELP’s Redeemable/Exchangeable partnership units redeemed.
The Brookfield Holders total percentage interest in BEP would be increased if they participate in BRELP’s distribution reinvestment plan.
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

The table below sets forth all management fees and incentive distributions that have been earned for the year ended December 31:

(MILLIONS)	2023	2022	2021
Base management fee (1)	$205	$243	$288
Incentive distribution	111	94	80
	$316	$337	$368
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
In November 2023, Brookfield Renewable Investments Limited, formerly a Preference Share Guarantor, continued from Bermuda into Ontario and subsequently amalgamated with BEP Subco Inc. pursuant to the provisions of the Business Corporations Act (Ontario). The continuing entity, BEP Subco Inc., is a Preference Share Guarantor.
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
Further, the BEPC exchangeable shares are held by public shareholders and the Brookfield Holders, and the BEPC class B shares and BEPC class C shares are held by the partnership. Dividends on each BEPC exchangeable share are expected to continue to be declared and paid at the same time and in the same amount per share as distributions on each LP unit. The partnership’s ownership of BEPC class C shares entitle it to receive dividends as and when declared by the board of directors of BEPC. The holders of the BEPC exchangeable shares are entitled to one vote for each BEPC exchangeable share held at all meetings of BEPC’s shareholders, except for meetings at which only holders of another specified class or series of shares of BEPC are entitled to vote separately as a class or series. The holders of the BEPC class B shares will be entitled to cast, in the aggregate, a number of votes equal to three times the number of votes attached to the BEPC exchangeable shares. Except as otherwise expressly provided in the BEPC articles or as required by law, the holders of BEPC exchangeable shares and BEPC class B shares will vote together and not as separate classes. Holders of BEPC class C shares have no voting rights. Refer to the most recent annual report on Form 20-F of BEPC for additional information.
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
As of February 23, 2024, there were 179,649,643 BEPC exchangeable shares, 165 BEPC class B shares and 194,460,874 BEPC class C shares issued and outstanding. The BEPC exchangeable shares are listed on the TSX and on the NYSE under the symbol “BEPC”.

10.C    MATERIAL CONTRACTS
The following are the only material contracts, other than contracts entered into in the ordinary course of business, to which we have been a party within the past two years:
•Amended and Restated Relationship Agreement, dated May 5, 2023, as thereafter amended, by and among BEP, BRELP, the Service Provider, Brookfield and others (see Item 7.B “Related Party Transactions — Relationship Agreement”).
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
•Fifth Amended and Restated Master Services Agreement, dated May 5, 2023, as thereafter amended, by and among Brookfield Corporation, BEP, BEPC, BRELP and others (see Item 6.A “Directors and Senior Management — Our Master Services Agreement”).
•First Supplemental Indenture, dated November 9, 2022, by and among Canadian Finco and Computershare Trust Company of Canada (see Item 4.C “Organizational Structure — Canadian Finco — 2021 Bond Indenture and Guarantees”).
•Second Supplemental Indenture, dated March 29, 2023, by and among Canadian Finco and Computershare Trust Company of Canada (see Item 4.C “Organizational Structure — Canadian Finco — 2021 Bond Indenture and Guarantees”).
•Third Supplemental Indenture, dated January 10, 2024, by and among Canadian Finco and Computershare Trust Company of Canada (see Item 4.C “Organizational Structure — Canadian Finco — 2021 Bond Indenture and Guarantees”).
Copies of the agreements noted above will be made available, free of charge, by the Managing General Partner and are available electronically on our EDGAR profile at www.sec.gov and on our SEDAR+ profile at www.sedarplus.ca. Written requests for such documents should be directed to our Corporate Secretary at 73 Front Street, 5th Floor, Hamilton, HM 12, Bermuda, +441-294-3304.
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
Certain Material U.S. Federal Income Tax Considerations
This summary discusses certain material United States federal income tax considerations for LP unitholders relating to the ownership and disposition of LP units as of the date hereof. This summary is based on provisions of the U.S. Internal Revenue Code, on the Treasury Regulations promulgated under the U.S. Internal Revenue Code, and on published administrative rulings, judicial decisions and other applicable authorities, all as in effect on the date hereof and all of which are subject to change at any time, possibly with retroactive effect. This summary is necessarily general and may not apply to all categories of investors, some of whom may be subject to special rules, including, without limitation, persons that own (directly, indirectly or constructively, applying certain attribution rules) 5% or more of our LP units, dealers in securities or currencies, financial institutions or financial services entities, mutual funds, life insurance companies, persons that hold LP units as part of a straddle, hedge, constructive sale or conversion transaction with other investments, persons whose LP units are loaned to a short seller to cover a short sale of LP units, persons whose functional currency is not the U.S. dollar, persons who have elected mark-to-

market accounting, persons who hold LP units through a partnership or other entity classified as a partnership for U.S. federal income tax purposes, persons for whom LP units are not a capital asset, persons who are liable for the alternative minimum tax and certain U.S. expatriates or former long-term residents of the United States. This summary does not address any tax consequences to holders of Preferred Units. Tax-exempt organizations are addressed separately below. The actual tax consequences of the ownership and disposition of LP units will vary depending on an LP unitholder’s individual circumstances.
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
With respect to U.S. Holders who are individuals, certain dividends paid by a corporation (including certain qualified foreign corporations) to BEP and that are allocable to such U.S. Holders may qualify for reduced rates of taxation. A qualified foreign corporation includes a foreign corporation that is eligible for the benefits of specified income tax treaties with the United States. In addition, a foreign corporation is treated as a qualified foreign corporation with respect to its shares that are readily tradable on an established securities market in the United States. Among other exceptions, U.S. Holders who are individuals will not be eligible for reduced rates of taxation on any dividends if the payer is a PFIC for the taxable year in which such dividends are paid or for the preceding taxable year. Dividends received by non-corporate U.S. Holders may be subject to an additional Medicare tax on unearned income of 3.8% (see “— Medicare Tax” below). U.S. Holders that are corporations generally will not be entitled to a “dividends received deduction” in respect of dividends paid by non-U.S. corporations in which BEP (through BRELP) owns stock. Each U.S. Holder should consult its own tax adviser regarding the application of the foregoing rules in light of its particular circumstances.
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
Deductibility of partnership expenses by individual partners and by trusts and estates
BEP’s operating expenses, including BEP’s allocable share of any management fees, may be treated as investment expenses rather than trade or business expenses, in which case a non-corporate U.S. Holder’s allocable share of such expenses will be “miscellaneous itemized deductions” for U.S. federal income tax purposes. Individuals and certain estates and trusts are not permitted to claim miscellaneous itemized deductions for taxable years beginning after December 31, 2017, and before January 1, 2026. For taxable years beginning after December 31, 2025, miscellaneous itemized deductions generally may be deducted only to the extent that they exceed 2% of the taxpayer’s adjusted gross income.
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
Medicare Tax.
U.S. Holders that are individuals, estates, or trusts may be required to pay a 3.8% Medicare tax on the lesser of (i) the excess of such U.S. Holders’ “modified adjusted gross income” (or “adjusted gross income” in the case of estates and trusts) over certain thresholds and (ii) such U.S. Holders’ “net investment income” (or “undistributed net investment income” in the case of estates and trusts). Net investment income generally is expected to include an applicable U.S. Holder’s allocable share of BEP’s income, as well as gain realized by the U.S. Holder from a sale of LP units.
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
Deduction for Qualified Business Income
For taxable years beginning after December 31, 2017, and before January 1, 2026, non-corporate U.S. taxpayers who have domestic “qualified business income” from a partnership generally are entitled to deduct the lesser of such qualified business income or 20% of taxable income. The 20% deduction is also allowed for “qualified publicly traded partnership income”. A U.S. Holder’s allocable share of BEP’s income is not expected to be treated as qualified business income or as qualified publicly traded partnership income.
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
Passive Foreign Investment Companies
U.S. Holders may be subject to special rules applicable to indirect investments in foreign corporations, including an investment through BEP in a PFIC. A PFIC is defined as any foreign corporation with respect to which (after applying certain look-through rules) either (i) 75% or more of its gross income for a taxable year is “passive income” or (ii) 50% or more of its assets in any taxable year produce or are held for the production of “passive income”. There are no minimum stock ownership requirements for the PFIC rules to apply to an investor. If a U.S. Holder holds an interest in a foreign corporation for any taxable year during which the corporation is classified as a PFIC with respect to such holder, then the corporation will continue to be classified as a PFIC with respect to that U.S. Holder for any subsequent taxable year during which the U.S. Holder continues to hold an interest in the corporation, even if the corporation’s income or assets would not cause it to be a PFIC in such subsequent taxable year, unless an exception applies.
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
If a U.S. Holder were to make an election to treat such U.S. Holder’s share of BEP’s interest in a PFIC as a “qualified electing fund” (a “QEF Election”) for the first year such holder were treated as holding such interest, then in lieu of the tax consequences described in the paragraph immediately above, the U.S. Holder would be required to include in income each year a portion of the ordinary earnings and net capital gains of the PFIC, even if not distributed to BEP or to the holder. A QEF Election must be made by a U.S. Holder on an entity-by-entity basis. To make a QEF Election, a U.S. Holder must, among other things, (i) obtain a PFIC annual information statement (through an intermediary statement supplied by BEP) and (ii) prepare and submit IRS Form 8621 with such U.S. Holder’s annual income tax return. To the extent reasonably practicable, BEP intends to timely provide U.S. Holders with the information necessary to make a QEF Election with respect to any BEP entity that the Managing General Partner and the BRELP General Partner believe is a PFIC with respect to a U.S. Holder. Any such election should be made for the first year BEP holds an interest in such entity or for the first year in which a U.S. Holder holds LP units, if later. Non-corporate U.S. Holders making QEF Elections are also subject to special rules for determining their taxable income and basis in LP units for purposes of the 3.8% Medicare tax (as described above under “— Medicare Tax”).
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
Based on the organizational structure of BEP, as well as BEP’s expected income and assets, the Managing General Partner and the BRELP General Partner currently believe that a U.S. Holder is unlikely to be regarded as owning an interest in a PFIC solely by reason of owning LP units during the taxable year ending December 31, 2024. However, there can be no assurance that an existing BEP entity or a future entity in which BEP acquires an interest will not be classified as a PFIC with respect to a U.S. Holder, because PFIC status is a factual determination that depends on the assets and income of a given entity and must be made on an annual basis. Moreover, in order to ensure that it satisfies the Qualifying Income Exception, among other reasons, BEP may decide to hold an existing or future Operating Entity through a Holding Entity that would be classified as a PFIC. See “— Investment Structure” below.
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
Investment Structure
To ensure that it meets the Qualifying Income Exception for publicly traded partnerships (discussed above) and complies with certain requirements in the Amended and Restated Limited Partnership Agreement of BEP, among other reasons, BEP may structure certain investments through an entity classified as a corporation for U.S. federal income tax purposes. Such investments will be structured as determined in the sole discretion of the Managing General Partner and the BRELP General Partner generally to be efficient for LP unitholders. However, because LP unitholders will be located in numerous taxing jurisdictions, no assurance can be given that any such investment structure will benefit all LP unitholders to the same extent, and such an investment structure might even result in additional tax burdens on some LP unitholders. As discussed above, if any such entity were a non-U.S. corporation, it might be considered a PFIC. If any such entity were a U.S. corporation, it would be subject to U.S. federal net income tax on its income, including any gain recognized on the disposition of its investments. In addition, if the investment were to involve U.S. real property, gain recognized on the disposition of the investment by a corporation generally would be subject to corporate-level tax, whether the corporation were a U.S. or a non-U.S. corporation.
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
U.S. Taxation of Tax-Exempt U.S. Holders of LP Units
Income recognized by a U.S. tax-exempt organization generally is exempt from U.S. federal income tax, except to the extent of the organization’s UBTI. UBTI is defined generally as any gross income derived by a tax-exempt organization from an unrelated trade or business that it regularly carries on, less the deductions directly connected with that trade or business. In addition, income arising from a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) that holds operating assets or is otherwise engaged in a trade or business generally will constitute UBTI. Notwithstanding the foregoing, UBTI generally does not include any dividend income, interest income, certain other categories of passive income, or capital gains realized by a tax-exempt organization, so long as such income is not “debt-financed”, as discussed below. The Managing General Partner believes that BEP should not be regarded as engaged in a trade or business, and anticipates that any operating assets held by BEP will be held through entities that are treated as corporations for U.S. federal income tax purposes.
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
However, there can be no assurance that the law will not change or that the IRS will not deem BEP to be engaged in a U.S. trade or business. If, contrary to the Managing General Partner’s expectations, BEP is treated as engaged in a U.S. trade or business, then a Non-U.S. Holder generally would be required to file a U.S. federal income tax return, even if no effectively connected income were allocable to it. If BEP were to have income treated as effectively connected with a U.S. trade or business, then a Non-U.S. Holder would be required to report that income and would be subject to U.S. federal income tax at the regular graduated rates. In addition, the amount of a distribution to a Non-U.S. Holder attributable to such effectively connected income generally would be subject to withholding at the highest applicable effective tax rate. A corporate Non-U.S. Holder might also be subject to branch profits tax at a rate of 30%, or at a lower treaty rate, if applicable. If, contrary to expectation, BEP were engaged in a U.S. trade or business, then gain or loss from the sale of LP units by a Non-U.S. Holder would be treated as effectively connected with such trade or business to the extent that such Non-U.S. Holder would have had effectively connected gain or loss had BEP sold all of its assets at their fair market value as of the date of such sale. In such case, any such effectively connected gain generally would be taxable at the regular graduated U.S. federal income tax rates, and the amount realized from any such sale by a Non-U.S. Holder, as well as the amount of any distribution exceeding BEP’s cumulative net income, generally would be subject to the 10% U.S. federal withholding tax under Section 1446(f) of the U.S. Internal Revenue Code.
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
This summary is not applicable to a Holder: (i) that is a “financial institution” (as defined in the Tax Act) for purposes of the “mark-to-market” property rules; (ii) that is a “specified financial institution” (as defined in the Tax Act); (iii) who makes or has made a functional currency reporting election pursuant to section 261 of the Tax Act; (iv) an interest in which would be a “tax shelter investment” (as defined in the Tax Act) or who acquires a Unit as a “tax shelter investment” (and this summary assumes that no such persons hold our Units); (v) that has, directly or indirectly, a “significant interest” (as defined in subsection 34.2(1) of the Tax Act) in BEP; (vi) if any affiliate of BRELP is, or becomes as part of a series of transactions that includes the acquisition of Units, a “foreign affiliate” (for purposes of the Tax Act) of such Holder or to any corporation that does not deal at arm’s length with such Holder for purposes of the Tax Act, or (vii) that has entered or will enter into a “derivative forward agreement” (as defined in the Tax Act) in respect of our Units. Any such Holders should consult their own tax advisors with respect to an investment in our Units.
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
This summary also assumes that neither BEP nor BRELP will be a “SIFT partnership”, as defined in subsection 197(1) of the Tax Act, at any relevant time for purposes of the SIFT Rules on the basis that neither BEP nor BRELP will be a “Canadian resident partnership” at any relevant time. However, there can be no assurance that the SIFT Rules will not be revised or amended such that the SIFT Rules will apply.
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
If, with respect to a given fiscal year, no distribution is made by BEP to Unitholders or BEP has a loss for tax purposes, one quarter of the income, or loss, as the case may be, for tax purposes for such fiscal year will be allocated to the Resident Holders of record at the end of each calendar quarter ending in such fiscal year as follows: (i) to the Preferred Unitholders in respect of the Preferred Units held by them on each such date, such amount of BEP’s income or loss for tax purposes, as the case may be, as the Managing General Partner determines is reasonable in the circumstances having regard to such factors as the Managing General Partner considers to be relevant, including, without limitation, the relative amount of capital contributed to our partnership on the issuance of Preferred Units as compared to all other Units and the relative fair market value of the Preferred Units, as the case may be, as compared to all other Units, and (ii) to the Unitholders other than in respect of the Preferred Units, the remaining amount of our partnership’s income or loss for tax purposes, as the case may be, pro rata in the proportion that the number of Units of BEP (other than the Preferred Units) held at each such date by a Resident Holder is of the total number of Units of BEP (other than Preferred Units) that are issued and outstanding at each such date.
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
In computing BEP’s income (or loss), deductions may be claimed in respect of reasonable administrative costs, interest and other expenses incurred by BEP for the purpose of earning income, subject to the relevant provisions of the Tax Act. BEP may also deduct from its income for the year a portion of the reasonable expenses, if any, incurred by BEP to issue our Units. The portion of such issue expenses deductible by BEP in a taxation year is 20% of such issue expenses, pro-rated where BEP’s taxation year is less than 365 days. Bill C-59, which received first reading in the House of Commons on November 30, 2023 includes Tax Proposals to implement the interest deductibility limitations announced in the 2021 Canadian federal budget. These Tax Proposals would have the effect of denying the deductibility of net interest and financing expenses for taxpayers that are corporations or trusts (other than certain excluded entities) in certain circumstances where such taxpayer’s net interest and financing expenses exceeded a fixed ratio of the taxpayer’s adjusted taxable income. In general, under these Tax Proposals, any interest and financing expenses and income of BEP (including through BRELP) will be attributed to Resident Holders to the extent of their interest in BEP. Where a Resident Holder to which these Tax Proposals apply is determined to have excess interest and financing expenses under these Tax Proposals (determined including its allocable share of any interest and financing expenses and income of BEP and BRELP), the Resident Holder will be required to include an amount in income in respect of its share of BEP’s or BRELP’s interest and financing expenses (effectively reversing the Resident Holder’s allocable share of the deduction by BEP or BRELP in respect of such expenses). These Tax Proposals will generally apply in respect of taxation years beginning on or after October 1, 2023. These Tax Proposals and their application are highly complex. Resident Holders should consult their own tax advisors regarding the possible application of these Tax Proposals in their particular circumstances.
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
Any Non-Resident Subsidiaries in which BRELP directly invests are expected to be CFAs of BRELP. Dividends paid to BRELP by a CFA of BRELP will be included in computing the income of BRELP. To the extent that any CFA or Indirect CFA of BRELP earns income that is characterized as FAPI in a particular taxation year of the CFA or Indirect CFA, the FAPI allocable to BRELP under the rules in the Tax Act must be included in computing the income of BRELP for Canadian federal income tax purposes for the fiscal period of BRELP in which the taxation year of that CFA or Indirect CFA ends, whether or not BRELP actually receives a distribution of that FAPI. BEP will include its share of such FAPI of BRELP in computing its income for Canadian federal income tax purposes and Resident Holders will be required to include their proportionate share of such FAPI allocated from BEP in computing their income for Canadian federal income tax purposes. As a result, Resident Holders may be required to include amounts in their income even though they have not and may not receive an actual cash distribution of such amounts. If an amount of FAPI is included in computing the income of BRELP for Canadian federal income tax purposes, an amount may be deductible in respect of the “foreign accrual tax”, as defined in the Tax Act, applicable to the FAPI. Any amount of FAPI included in income net of the amount of any deduction in respect of “foreign accrual tax” will increase the adjusted cost base to BRELP of its shares of the particular CFA in respect of which the FAPI was included. At such time as BRELP receives a dividend of this type of income that was previously included in BRELP’s income as FAPI, such dividend will effectively not be included in computing the income of BRELP and there will be a corresponding reduction in the adjusted cost base to BRELP of the particular

CFA shares. Under the Foreign Tax Credit Generator Rules, the “foreign accrual tax” applicable to a particular amount of FAPI included in BRELP’s income in respect of a particular “foreign affiliate” of BRELP may be limited in certain specified circumstances, including where the direct or indirect share of the income of any member of BRELP (which is deemed for this purpose to include a Resident Holder) that is a person resident in Canada or a “foreign affiliate” of such a person is, under a Relevant Foreign Tax Law, less than such member’s share of such income for purposes of the Tax Act. No assurance can be given that the Foreign Tax Credit Generator Rules will not apply to BRELP. For this purpose, a Resident Holder is not considered to have a lesser direct or indirect share of the income of BRELP under the Relevant Foreign Tax Law than for the purposes of the Tax Act solely because, among other reasons, of a difference between the Relevant Foreign Tax Law and the Tax Act in the manner of computing the income of BRELP or in the manner of allocating the income of BRELP because of the admission or withdrawal of a partner. If the Foreign Tax Credit Generator Rules apply, the “foreign accrual tax” applicable to a particular amount of FAPI included in BRELP’s income in respect of a particular “foreign affiliate” of BRELP will be limited.
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
The foregoing discussion of the calculation of the adjusted cost base assumes that each class and series of partnership interests in BEP are treated as separate property for purposes of the Tax Act. However, the CRA’s position is to treat all the different types of interests in a partnership that a partner may hold as one capital property, including for purposes of determining the adjusted cost base of all such partnership interests. As a result, on a disposition of a particular type of unit, a partner’s total adjusted cost base is required to be allocated in a reasonable manner to the particular type of unit being disposed of. As acknowledged by the CRA, there is no particular method for determining a reasonable allocation of the adjusted cost base of a partnership interest to the part of the partnership interest that is disposed of. Furthermore, more than one method may be reasonable. If the CRA’s position applies, on a disposition of Units by a Resident Holder that holds both Units and Preferred Units, the Resident Holder should generally be able to allocate his or her adjusted cost base in a manner that treats the different classes and series of Units of BEP as separate property. Accordingly, the Managing General Partner intends to provide Unitholders with partnership information returns using such allocation.
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
Resident Holders should consult their own tax advisors for advice with respect to the specific tax consequences to them of disposing of our Units.
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
A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income”, (as defined in the Tax Act) for the year, which is defined to include net taxable capital gains. This additional tax and refund mechanism in respect of “aggregate investment income” would also apply to “substantive CCPCs”, as defined in Tax Proposals (including pursuant to anti-avoidance rules in such proposals). Resident Holders are advised to consult their own tax advisors in this regard.
Eligibility for Investment
Provided that our Units are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the NYSE and the TSX), our Units will be “qualified investments” under the Tax Act for a trust governed by an RRSP, deferred profit sharing plan, RRIF, RESP, RDSP, TFSA, and a FHSA.
Notwithstanding the foregoing, a holder of a TFSA, FHSA or an RDSP, a subscriber of an RESP or an annuitant under an RRSP or RRIF, as the case may be, will be subject to a penalty tax if our Units are a “prohibited investment” (as defined in the Tax Act) for the TFSA, FHSA, RDSP, RESP, RRSP or RRIF, as the case may be. Our Units generally will not be a “prohibited investment” on the date hereof if the holder of the TFSA, FHSA or RDSP, the subscriber of the RESP or the annuitant under the RRSP or RRIF, as applicable: (i) deals at arm’s length for the purposes of the Tax Act with BEP; and (ii) does not have a “significant interest” (as defined in the Tax Act for purposes of the “prohibited investment” rules in section 207.01 of the Tax Act) in BEP.
Holders who hold our Units in a TFSA, FHSA, RDSP, RESP, RRSP or RRIF should consult their own tax advisors regarding the application of the foregoing “prohibited investment” rules having regard to their particular circumstances.
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
The following portion of the summary assumes that (i) our Units are not, and will not, at any relevant time, constitute “taxable Canadian property” (as defined in the Tax Act) of any Non-Resident Holder and (ii) BEP and BRELP will not dispose of property that is “taxable Canadian property”. “Taxable Canadian property” includes, but is not limited to, property that is used or held in a business carried on in Canada and shares of corporations that are not listed on a “designated stock exchange” if more than 50% of the fair market value of the shares is derived from certain Canadian properties during the 60-month period immediately preceding the particular time. In general, our Units will not constitute “taxable Canadian property” of any Non-Resident Holder at the time of disposition or deemed disposition, unless (a) at any time in the 60-month period immediately preceding the disposition or deemed disposition, more than 50% of the fair market value of our Units was derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves “taxable Canadian property”), from one or any combination of (i) real or immovable property situated in Canada; (ii) “Canadian resource properties”, as defined in the Tax Act; (iii) “timber resource properties”, as defined in the Tax Act; and (iv) options in respect of, or interests in, or for civil law rights in, such property, whether or not such property exists, or (b) our Units are otherwise deemed to be “taxable Canadian property”. Since BEP’s assets will consist principally of units of BRELP, our Units would generally be “taxable Canadian property” at a particular time if the units of BRELP held by BEP derived, directly or indirectly (excluding through a corporation, partnership or trust, the shares or interests in which were not themselves “taxable Canadian property”), more than 50% of their fair market value from properties described in (i) to (iv) above, at any time in the 60-month period preceding the particular time. The Managing General Partner and the BRELP General Partner do not expect our Units to be “taxable Canadian property” of any Non-Resident Holder and they do not expect BEP or BRELP to dispose of “taxable Canadian property”. However, no assurance can be given in these regards. See Item 3.D “Risk Factors — Risks Relating to Taxation — Canada”.
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
Bermuda Tax Considerations

On December 27, 2023, the Corporate Income Tax Act 2023 (“Bermuda Tax Act”) was given royal assent, with certain sections of the Bermuda Tax Act being operative on January 1, 2024 and the large majority due to become operative on January 1, 2025. The Bermuda Tax Act implements a new corporate tax regime within the scope of the Base Erosion and Profit Shifting project of the Organization for Economic Co-operation and Development, under which participating jurisdictions agree to initiate a global minimum tax on excess profits of multinational enterprises. Based on the current provisions of the Bermuda Tax Act, impact to BEP and BRELP due to the introduction of the new corporate income tax (“CIT”) is expected to be minimal.
Save for the CIT referenced above, which may be applicable to certain persons, there are no taxes on profits, income or dividends, in Bermuda nor is there any capital gains tax, estate duty or death duty. Profits can be accumulated, and it is not obligatory to pay dividends.
Exempted partnerships and overseas partnerships fall within the definition of “international businesses” for the purposes of the Stamp Duties (International Businesses Relief) Act 1990, which means that instruments executed by or in relation to an exempted partnership or an overseas partnership are exempt from stamp duties (such duties were formerly applicable under the Stamp Duties Act 1976). Thus, stamp duties are not payable upon, for example, an instrument which effects the transfer or assignment of a unit in an exempted partnership or an overseas partnership, or the sale or mortgage of partnership assets; nor are they payable upon the partnership capital.
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
In addition, Brookfield Renewable is required to file documents required by Canadian securities laws electronically with Canadian securities regulatory authorities and these filings are available on Brookfield Renewable’s SEDAR+ profile at www.sedarplus.ca. Written requests for such documents should be directed to our Corporate Secretary at 73 Front Street, 5th Floor, Hamilton, HM 12, Bermuda, +441-294-3304.
10.I    SUBSIDIARY INFORMATION
Not applicable.
10.J    ANNUAL REPORT TO SECURITY HOLDERS
Not applicable.
ITEM 11.    QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK
See the information contained in this Form 20-F under Item 5.A “Operating Results — Part 7 — Business Risks and Risk Management — Risk Management and Financial Instruments”.

ITEM 12.    DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES
Not applicable.

PART II
ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
ITEM 15.    CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (Exchange Act)), as of the end of the period covered by this Form 20-F. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2023, our disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that material information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. While disclosure controls and procedures and internal controls over financial reporting were adequate and effective we continue to implement certain measures to strengthen control processes and procedures.
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including persons performing the functions of principal executive and principal financial officers for us, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2023, based on the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on evaluation under the foregoing, our management concluded that our internal control over financial reporting was effective as of December 31, 2023.Management excluded from its design and assessment of the internal controls of investments acquired in 2023, which include a 12 GW operating and development portfolio of utility-scale solar, wind and distributed generation assets in India, the 4 GW of operating and development portfolio of utility-scale wind, battery and solar assets in the United Kingdom, the 136 MW portfolio of operating wind assets in Brazil, the 730 MW portfolio of distributed generation assets in Brazil, and the 60 MW portfolio of operating and wind assets in Brazil, whose total assets and net assets on a combined basis constitute approximately 10% and 10%, respectively, of the consolidated financial statement amounts as of December 31, 2023 and 3% of revenues for the year then ended.
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
Report of Independent Registered Public Accounting Firm
The effectiveness of our internal control over financial reporting as of December 31, 2023 has been audited by Ernst & Young LLP, Chartered Professional Accountants, Licensed Public Accountants, who have also audited our consolidated financial statements, as stated in their reports which are included herein.
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
Changes in Internal Control
There was no change in our internal control over financial reporting during the year ended December 31, 2023, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
ITEM 16.    [RESERVED]
ITEM 16A.    AUDIT COMMITTEE FINANCIAL EXPERT
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
ITEM 16B.    CODE OF ETHICS
Brookfield Renewable has adopted the Code, which applies to the members of the board of directors of our Managing General Partner, our partnership and any officers or employees of our Managing General Partner. The Code has been updated as of May 2023 and we have posted a copy of the current Code on our website at https://bep.brookfield.com/bep/corporate-governance/governance-documents.
ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES
Our Managing General Partner has retained Ernst & Young LLP (PCAOB ID: 1263) to act as our partnership’s independent registered chartered accountants.
The table below summarizes the fees for professional services rendered by Ernst & Young LLP for the audit of our annual financial statements for the years ended December 31, 2023, 2022 and 2021. A majority of the fees to Ernst & Young are billed and settled in Canadian dollars. In order to provide comparability with BEP’s financial statements, which are reported in U.S. dollars, all Canadian dollar amounts in the table have been converted to U.S. dollars at an average annual rate.

(THOUSANDS)	2023	2022	2021
Audit Fees (1)	$23,685	$19,544	$17,987
Audit-related fees (2)	1,483	847	923
Tax fees (3)	1,108	254	274
	$26,276	$20,645	$19,184
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
(2)Audit-related fees relate primarily to services pertaining to financial due diligence, capital market transactions, Form 20-F and other securities related matters. Audit-related fees also include ESG and other services.
(3)Includes professional services related to tax compliance, tax advice and tax planning in connection with domestic and foreign operations and corresponding tax implications.
The Audit Committee of our Managing General Partner pre-approves all audit and non-audit services provided to our partnership by Ernst & Young LLP.
ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE
None.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
BEP Repurchases
BEP may from time-to-time, subject to applicable law, purchase Units for cancellation in the open market, provided that any necessary approval has been obtained. In December 2023, the TSX accepted a notice of BEP’s intention to commence its normal course issuer bid in connection with its LP units and Preferred Units, which permits BEP to repurchase up to 14,361,497 issued and outstanding LP units and up to 10% of the total public float of each series of the Preferred Units. The price to be paid for our LP units under the normal course issuer bid will be the market price at the time of purchase or such other price as may be permitted. The actual number of LP units to be purchased and the timing of such purchases will be determined by BEP, and all purchases will be made through the facilities of the TSX and/or the NYSE and/or Canadian and U.S. alternative trading systems, if eligible. Repurchases were authorized to commence on December 18, 2023 and are required to terminate on December 17, 2024 or earlier should BEP have completed its repurchases prior to such date. For the year ended December 31, 2023, BEP repurchased 1,856,044 LP units and no Preferred Units. Subsequent to year end, BEP repurchased an additional 496,254 LP units. For the year ended December 31, 2023, Brookfield Corporation purchased 441,363 LP units under BEP’s normal course issuer bid. A copy of the Notice of Intention for each normal course issuer bid may be obtained without charge by contacting Investor Relations by phone at 1-833-236-0278 or by email at enquiries@brookfieldrenewable.com.

Issuer Purchases of LP units
Period	(a) Total Number of LP Units Purchased	(b) Average Price Paid per LP unit	(c) Total Number of LP units Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of LP units that May Yet Be Purchased Under the Plans or Programs
December 16, 2022 to December 31, 2022	Nil	Nil	Nil	13,764,352
January 1, 2023 to January 31, 2023	Nil	Nil	Nil	13,764,352
February 1, 2023 to February 28, 2023	Nil	Nil	Nil	13,764,352
March 1, 2023 to March 31, 2023	Nil	Nil	Nil	13,764,352
April 1, 2023 to April 30, 2023	Nil	Nil	Nil	13,764,352
May 1, 2023 to May 31, 2023	Nil	Nil	Nil	13,764,352
June 1, 2023 to June 30, 2023	Nil	Nil	Nil	13,764,352
July 1, 2023 to July 31, 2023	Nil	Nil	Nil	13,764,352
August 1, 2023 to August 31, 2023	108,500	C$35.41	108,500	13,655,852
September 1, 2023 to September 30, 2023	460,800	C$33.86	460,800	13,195,052
October 1, 2023 to October 31, 2023	740,544	C$29.16	740,544	12,454,508
November 1, 2023 to November 30, 2023(1)	372,800	C$33.67	372,800	12,081,708
December 1, 2023 to December 15, 2023	173,400	C$34.27	173,400	11,908,308
December 18, 2023 to December 31, 2023	Nil	Nil	Nil	14,361,497
Total	1,856,044		1,856,044
(1) 441,363 LP units purchased by Brookfield Corporation between November 1, 2023 to November 30, 2023 not included in table.

Issuer Purchases of Preferred Units
Period		(a) Total Number of Preferred Units Purchased	(b) Average Price Paid per Preferred Unit	(c) Total Number of Preferred Units Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Preferred Units that May Yet Be Purchased Under the Plans or Programs
January 1, 2023 to December 15, 2023	Series 7	Nil	Nil	Nil	700,000
	Series 13	Nil	Nil	Nil	1,000,000
	Series 15	Nil	Nil	Nil	700,000
	Series 18	Nil	Nil	Nil	600,000
December 18, 2023 to December 31, 2023	Series 7	Nil	Nil	Nil	700,000
	Series 13	Nil	Nil	Nil	1,000,000
	Series 15	Nil	Nil	Nil	700,000
	Series 18	Nil	Nil	Nil	600,000
BRP Equity Repurchases
In December 2023, the TSX accepted a notice of BRP Equity’s intention to renew its normal course issuer bid in connection with its outstanding Class A Preference Shares, which permits BRP Equity to repurchase up to 10% of the total public float of each series of the Class A Preference Shares. Repurchases were authorized to commence on December 18, 2023 and the bid will expire on December 17, 2024 or earlier should BRP Equity complete its repurchases prior to such date. For the year ended December 31, 2023, BRP Equity made no repurchases. A copy of the Notice of Intention for each normal course issuer bid may be obtained without charge by contacting Investor Relations by phone at 1-833-236-0278 or by email at enquiries@brookfieldrenewable.com.

Issuer Purchases of Equity Securities
Period	(a) Total Number of Shares Purchased		(b) Average Price Paid per Share	(c) Total number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
January 1, 2023 to December 15, 2023	Series 1	Nil	Nil	Nil	684,953
	Series 2	Nil	Nil	Nil	311,053
	Series 3	Nil	Nil	Nil	996,139
	Series 5	Nil	Nil	Nil	411,450
	Series 6	Nil	Nil	Nil	700,000
December 18, 2023 to December 31, 2023	Series 1	Nil	Nil	Nil	684,953
	Series 2	Nil	Nil	Nil	311,053
	Series 3	Nil	Nil	Nil	996,139
	Series 5	Nil	Nil	Nil	411,450
	Series 6	Nil	Nil	Nil	700,000

ITEM 16F.    CHANGE IN REGISTRANT’S CERTIFYING ACCOUNTANT
None.
ITEM 16G.    CORPORATE GOVERNANCE
Because we qualify as a foreign private issuer under SEC rules, we are permitted to follow the corporate governance practices of Bermuda (the jurisdiction in which we are organized) in lieu of the NYSE corporate governance requirements that would otherwise be applicable to U.S. domestic limited partnerships. Our corporate practices are not materially different from those required of domestic limited partnerships under the NYSE listing standards. However, we may in the future elect to follow Bermuda law for certain corporate governance practices, as permitted by the rules of NYSE, in which case our unitholders would not be afforded the same protection as provided under NYSE corporate governance standards. Following our home country governance practices as opposed to the requirements that would otherwise apply to a limited partnership listed on the NYSE may provide less protection than is accorded to investors of U.S. domestic issuers.
ITEM 16H.    MINE SAFETY DISCLOSURE
Not applicable.
ITEM 16I.    DISCLOSURE REGARDING FOREIGN JURISDICTIONS THAT PREVENT INSPECTIONS
Not applicable.
ITEM 16J.    INSIDER TRADING POLICIES
We have adopted the insider trading policy of Brookfield Corporation, which governs the purchase, sale and other dispositions of our securities by our directors, officers and other employees. This policy promotes compliance with applicable securities laws and regulations, including those that prohibit insider trading. A copy of Brookfield’s Personal Trading Policy is filed as an exhibit to this 20-F. See Item 6.C “Board Practices — Personal Trading Policy”.
ITEM 16K.    CYBERSECURITY
Risk Management and Strategy
We have a cybersecurity program for assessing, identifying, and managing material risks from cybersecurity threats. This includes compliance with Brookfield Renewable’s Cybersecurity Policy (“CSP”). Our cybersecurity policy defines the expectations and requirements for the secure and reliable operation of information technology and operating technology environments. Cybersecurity is one element of our comprehensive approach to strong governance and risk management practices, which also includes an emphasis on responsible corporate governance and ethical business conduct.
Key highlights of our cybersecurity program include a comprehensive policy framework, reviewed and updated annually; security awareness training for all employees, completed annually; risk assessments for critical technology systems and applications, performed annually and following all changes to these systems; regular vulnerability scans; technology risk assessments and the use of software and technology to protect the confidentiality, integrity and availability of our systems, including the use of end-point detection and response, anti-malware applications and the use of programs that log, monitor and audit system activities.
Our cybersecurity program performance and effectiveness are frequently assessed and audited internally and by third parties. We regularly complete business-wide phishing tests and promptly address any areas of weakness identified. We monitor and assess cybersecurity and data privacy programs business-wide and regulatory changes in the countries where we operate, as well as monitor and assess cybersecurity threat intelligence for any potential impacts to our business. Where we engage third parties, we have policies and processes to govern third party access and reduce the risks associated with such access.
We conduct pre-acquisition due diligence on a potential investment’s cybersecurity and data privacy programs to identify any material risks that may need to be addressed as part of the acquisition or post-acquisition.

No risks from cybersecurity threats, including as a result of any previous cybersecurity incidents, have materially affected us, our business strategy, results of operations, or financial condition. However, we can provide no assurance that we will not experience any material cybersecurity threats or incidents in the future. See “Item 3D. Risk Factors— Risks Relating to Our Operations and Our Industry”.
Governance
Cybersecurity at Brookfield Renewable is overseen by the board of directors of the Managing General Partner, the Audit Committee and management.
We employ a decentralized approach to overseeing cybersecurity at our businesses. The aim is to provide governance and guidance from the center to our regional businesses who have management accountability. Regional management and local experts in each country are responsible for controlling and managing the assets and processes in their business. We believe these individuals maintain the best knowledge of country cybersecurity standards and measures to ensure compliance. Within each business, we segregate systems that manage critical assets from all other systems and applications, to ensure the resilience and security of information and operating technologies. Members of our senior management team (including the Chief Financial Officer and Chief Risk Officer) receive regular reports on our program.
The Audit Committee is responsible for periodically reviewing the partnership’s cybersecurity program and practices; overseeing the Service Provider’s processes for assessing, identifying, managing, mitigating and reporting cybersecurity risks, including assessing the likelihood, frequency and severity of cyber-attacks; and reviewing management’s cybersecurity practices and receiving and evaluating reports on cybersecurity from the Chief Risk Officer and Chief Financial Officer of the Service Provider on at least a quarterly basis or more frequently, as circumstances may require. The Audit Committee will regularly report to the board of directors of the Managing General Partner on significant matters it has addressed with respect to the partnership’s cybersecurity program.
Our cybersecurity program is led by the Vice President, Cybersecurity, IT Compliance and Privacy, who works closely with senior management, legal counsel and external counsel to develop and monitor Brookfield Renewable’s data protection, privacy and cybersecurity program and policies. The Vice President, Cybersecurity, IT Compliance and Privacy has over 35 years’ experience in cybersecurity oversight.

PART III
ITEM 17.    FINANCIAL STATEMENTS
Not applicable.
ITEM 18.    FINANCIAL STATEMENTS
See our financial statements beginning on page F-1, which are filed as part of this Form 20-F.
ITEM 19.    EXHIBITS

Number	Description
1.1	Certificate of Registration of Brookfield Renewable Partners L.P. (formerly Brookfield Renewable Energy Partners L.P.), dated June 29, 2011.(1)
1.2	Certificate of Deposit of Supplementary Certificate of Brookfield Renewable Partners L.P., dated August 29, 2011.(1)
1.3	Certificate of Deposit of Supplementary Certificate of Brookfield Renewable Partners L.P., dated December 21, 2011.(1)
1.4	Certificate of Deposit of Supplementary Certificate of Brookfield Renewable Partners L.P., dated May 11, 2012.(1)
1.5	Certificate of Deposit of Supplementary Certificate of Brookfield Renewable Partners L.P., dated May 4, 2016.(6)
1.6	Certificate of Deposit of Memorandum of Increase of Share Capital, dated November 23, 2011.(1)
1.7	Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated May 3, 2016.(5)
1.8	First Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated May 25, 2016.(7)
1.9	Second Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated February 14, 2017.(8)
1.10	Third Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated January 16, 2018.(9)
1.11	Fourth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated February 28, 2019.(10)
1.12	Fifth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated March 11, 2019.(11)
1.13	Sixth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated February 24, 2020.(12)
1.14	Seventh Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated July 28, 2020.(13)
1.15	Eighth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated April 14, 2022. (19)
1.16	Articles of Incorporation of Brookfield Renewable Partners Limited, dated June 23, 2011.(1)
1.17	Form 13 Amending the Registered Office of Brookfield Renewable Partners Limited, dated May 8, 2012.(1)
1.18	Bye-laws of Brookfield Renewable Partners Limited.(4)
2.1	Description of Securities.(24)
4.1	Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Energy L.P., dated December 30, 2020.(15)
4.2	First Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Energy L.P., dated April 14, 2022.(19)
4.3	Fifth Amended and Restated Master Services Agreement dated May 5, 2023, by and among Brookfield Corporation, Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P. and others.(22)

4.4
First Amendment to the Fifth Amended and Restated Master Services Agreement dated August 16, 2023, by and among Brookfield Corporation, Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P. and others.(24)

4.5
Second Amendment to the Fifth Amended and Restated Master Services Agreement dated January 25, 2024, by and among Brookfield Corporation, Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P. and others.(24)

4.6
Amended and Restated Relationship Agreement dated May 5, 2023, by and among Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., the Service Providers, Brookfield Corporation, and others.(22)

4.7	Registration Rights Agreement, dated November 28, 2011, between Brookfield Renewable Partners L.P. and Brookfield Renewable Power Inc.(1)
4.8	Amended and Restated Indenture, dated November 23, 2011, among Brookfield Renewable Partners ULC (formerly BRP Finance ULC), BNY Trust Company of Canada and The Bank of New York Mellon.(1)
4.9	Guarantee, dated November 23, 2011, by Brookfield Renewable Energy L.P. and BNY Trust Company of Canada.(1)
4.10	Guarantee, dated November 23, 2011, by Brookfield Renewable Partners L.P. and BNY Trust Company of Canada.(1)
4.11	Guarantee, dated November 23, 2011, by BRP Bermuda Holdings I Limited and BNY Trust Company of Canada.(1)
4.12	Guarantee, dated November 23, 2011, by Brookfield BRP Holdings (Canada) Inc. and BNY Trust Company of Canada.(1)
4.13	Energy Revenue Agreement, dated November 23, 2011, between Brookfield Energy Marketing LP and Brookfield Power US Holding America Co.(1)
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
4.21
Guarantee Indenture, dated November 25, 2015, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Partners L.P., and Computershare Trust Company of Canada (Series 7 Preferred Units).(3)

4.22
Guarantee Indenture, dated November 25, 2015, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Partners L.P. and Computershare Trust Company of Canada (Series 8 Preferred Units).(3)

4.23
Guarantee Indenture, dated January 16, 2018, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Partners L.P., and Computershare Trust Company of Canada (Series 13 Preferred Units).(9)

4.24
Guarantee Indenture, dated January 16, 2018, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Partners L.P., and Computershare Trust Company of Canada (Series 14 Preferred Units).(9)

4.25
Guarantee Indenture, dated March 11, 2019, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Partners L.P., and Computershare Trust Company of Canada (Series 15 Preferred Units).(11)

4.26
Guarantee Indenture, dated March 11, 2019, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Partners L.P., and Computershare Trust Company of Canada (Series 16 Preferred Units).(11)

4.27
Guarantee Indenture, dated April 14, 2022, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Partners L.P. and Computershare Trust Company of Canada (Series 18 Preferred Units).(19)

4.28	Guarantee Indenture, dated July 29, 2020, by and among Brookfield Renewable Partners L.P., BEP Subco Inc. and Computershare Trust Company of Canada.(14)
4.29	Guarantee Indenture, dated July 29, 2020, by and among BEP Subco Inc., Brookfield Renewable Power Preferred Equity Inc. and Computershare Trust Company of Canada.(14)
4.30	Guarantee, dated July 29, 2020, by BEP Subco Inc. in favor of BNY Trust Company of Canada.(14)
4.31	Equity Commitment Agreement, dated July 30, 2020, by and among Brookfield BRP Holdings (Canada) Inc., Brookfield Renewable Corporation and Brookfield Renewable Partners L.P.(14)
4.32
Indenture, dated April 15, 2021, by and among Brookfield BRP Holdings (Canada) Inc., Brookfield Renewable Partners L.P., the Guarantors from time to time party hereto, and Computershare Trust Company, N.A.(16)

4.33
First Supplemental Indenture, dated April 15, 2021, by and among Brookfield BRP Holdings (Canada) Inc., Brookfield Renewable Partners L.P., the Guarantors from time to time party hereto, and Computershare Trust Company, N.A.(16)

4.34
Second Supplemental Indenture, dated December 9, 2021, by and among Brookfield BRP Holdings (Canada) Inc., Brookfield Renewable Partners L.P., the Guarantors from time to time party hereto, and Computershare Trust Company, N.A.(18)

4.35	Indenture, dated August 11, 2021, between Brookfield Renewable Partners ULC and Computershare Trust Company of Canada.(17)
4.36
Guarantee, dated August 11, 2021, by and among Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., Brookfield BRP Holdings (Canada) Inc., BRP Bermuda Holdings I Limited, Brookfield BRP Europe Holdings (Bermuda) Limited, Brookfield Renewable Investments Limited, and BEP Subco Inc.(17)

4.37	First Supplemental Indenture, dated November 9, 2022, by and among Brookfield Renewable Partners ULC and Computershare Trust Company of Canada.(20)
4.38	Second Supplemental Indenture, dated March 29, 2023, by and among Brookfield Renewable Partners ULC and Computershare Trust Company of Canada.(21)
4.39	Third Supplemental Indenture, dated January 10, 2024, by and among Brookfield Renewable Partners ULC and Computershare Trust Company of Canada.(23)
8.1	List of subsidiaries (as defined in §210-1.02(w) of Regulation S-X) of Brookfield Renewable Partners L.P. (incorporated by reference to Item 4.C “Organizational Structure”).
11.1	Code of Business Conduct and Ethics.(22)
11.2	Personal Trading Policy.(24)
12.1
Certification of Connor Teskey, Chief Executive Officer of Brookfield Canada Renewable Manager LP, the Service Provider of Brookfield Renewable Partners L.P., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(24)

12.2
Certification of Wyatt Hartley, Chief Financial Officer of Brookfield Canada Renewable Manager LP, the Service Provider of Brookfield Renewable Partners L.P., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(24)

13.1
Certification of Connor Teskey, Chief Executive Officer of Brookfield Canada Renewable Manager LP, the Service Provider of Brookfield Renewable Partners L.P., pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes-Oxley Act of 2002.(24)

13.2
Certification of Wyatt Hartley, Chief Financial Officer of Brookfield Canada Renewable Manager LP, the Service Provider of Brookfield Renewable Partners L.P., pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes-Oxley Act of 2002.(24)

15.1	Board of Directors Charter of the Managing General Partner of Brookfield Renewable Partners L.P.(24)
15.2	Audit Committee Charter of the Managing General Partner of Brookfield Renewable Partners L.P.(24)
15.3	Consent of Ernst & Young LLP.(24)
17.1	List of Subsidiary Guarantors and Subsidiary Issuers of Guaranteed Securities.(24)
97.1	Clawback Policy.(24)
101
The following materials from Brookfield Renewable Partners L.P.’s annual report on Form 20-F for the year ended December 31, 2023, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Financial Statements of Brookfield Renewable Partners L.P. and (ii) Notes to the Consolidated Financial Statements of Brookfield Renewable Partners L.P., tagged as blocks of text and in detail.

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
(16)Filed as an exhibit to Form 6-K/A on April 16, 2021, and incorporated herein by reference.
(17)Filed as an exhibit to Form 6-K on August 12, 2021, and incorporated herein by reference.
(18)Filed as an exhibit to Form 6-K on December 9, 2021, and incorporated herein by reference.
(19)Filed as an exhibit to Form 6-K on April 14, 2022, and incorporated herein by reference.
(20)Filed as an exhibit to Form 6-K on November 14, 2022 and incorporated herein by reference.
(21)Filed as an exhibit to Form 6-K on March 29, 2023 and incorporated herein by reference.
(22)Filed as an exhibit to Form 6-K on June 2, 2023 and incorporated herein by reference.
(23)Filed as an exhibit to Form 6-K on January 10, 2024 and incorporated herein by reference.
(24)Filed herewith.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing this Form 20-F and that it has duly caused and authorized the undersigned to sign this Form 20-F on its behalf.

Dated: February 29, 2024	BROOKFIELD RENEWABLE PARTNERS L.P. by its general partner, Brookfield Renewable Partners Limited

	By:	/s/ Wyatt Hartley
		Name:	Wyatt Hartley
		Title:	Chief Financial Officer of the Service Provider, Brookfield Canada Renewable Manager LP

BROOKFIELD RENEWABLE PARTNERS L.P.
INDEX TO FINANCIAL STATEMENTS

Page

Audited Consolidated Financial Statements as at December 31, 2023 and 2022 and for the Years Ended December 31, 2023, 2022 and 2021	F - 2

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

/s/ Connor Teskey	/s/ Wyatt Hartley
Connor Teskey Chief Executive Officer	Wyatt Hartley Chief Financial Officer
February 29, 2024

F - 2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of Brookfield Renewable Partners Limited (General Partner of Brookfield Renewable Partners L.P.) and Partners of Brookfield Renewable Partners L.P.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Brookfield Renewable Partners L.P. (“Brookfield Renewable” or the “Partnership”) as of December 31, 2023 and 2022, the related consolidated statements of income (loss), comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2023, and the related notes (collectively referred to as the “financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Partnership at December 31, 2023 and 2022, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2023, in conformity with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Partnership’s internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 29, 2024 expressed an unqualified opinion thereon.
Basis for Opinion
These financial statements are the responsibility of Brookfield Renewable’s management. Our responsibility is to express an opinion on the Partnership’s financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Partnership in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.
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

F - 3

Revaluation of power generating assets
Description of the Matter	The Partnership measures power generating assets (classified as property, plant and equipment) using the revaluation method under IAS 16, Property, Plant and Equipment. As at December 31, 2023, property, plant and equipment on the consolidated statement of financial position totaled $64,005 million. Revaluations of property, plant and equipment recognized in the consolidated statement of comprehensive income totaled a loss of $133 million and a loss in the consolidated statement of income (loss) of $164 million for 2023. As discussed in Notes 1(g), 1(r)(i) and 1(s) (iii) and 12 – Property, Plant and Equipment, at Fair Value to the consolidated financial statements, significant estimation and management judgment are involved in assessing the estimates and assumptions regarding the future performance of the power generating assets.

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

To test the fair value of the power generating assets, our audit procedures included, among others, evaluating the Partnership’s valuation methodology, the significant assumptions used, and testing the completeness and accuracy of the underlying data supporting the significant assumptions. For each power generating asset, we analyzed the significant drivers of the change in fair value including the future electricity prices, terminal value and discount rates. With the support of our valuation specialists, we inspected management’s valuation analysis and assessed the estimates of future electricity prices by reference to shorter-term broker price quotes and management’s longer-term market forecasts specific to each region and power generating asset. We also involved our valuation specialists in the evaluation of the terminal value and discount rates, which included consideration of benchmark interest rates, geographic location, whether the asset is contracted or uncontracted and type of technology.

For a sample of power generating assets, we performed audit procedures that included, among others, agreeing contracted power prices to executed power purchase agreements and assessing the anticipated long-term average generation through corroboration with third party engineering reports and historical trends. Further, we assessed the estimated operating and capital expenditures by comparison to historical data and to third party data for a selection of assets and corroboration with third party engineering reports. We also tested the computational accuracy of the fair value model.

F - 4

With the assistance of our valuation specialists for the same samples, we also performed a sensitivity analysis over the future electricity prices, terminal value and discount rates to evaluate the fair value of power generating assets. We also evaluated the fair values using other market-based evidence by comparing the portfolio as a whole to recent similar transactions and by calculating the revenue and EBITDA multiples of a sample of the power generating assets and comparing them to multiples of comparable public companies.

Furthermore, we evaluated the adequacy of the Partnership’s disclosures regarding the significant assumptions and sensitivity analysis around the fair value of power generating assets.

Significant acquisitions: wind and solar portfolio’s
Description of the Matter	During 2023, the Partnership completed the acquisitions of a U.S. Renewable Portfolio, an India Renewable Portfolio and a U.K. Wind Portfolio for purchase price of $1,083 million, $447 million, and $625 million, respectively. As described in Notes 1(o) and 3 – Acquisitions to the consolidated financial statements, these business combinations are accounted for using the acquisition method, and the results of operations have been included in the consolidated financial statements since the corresponding dates of acquisition.

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

How We Addressed the Matter in Our Audit	We obtained an understanding and evaluated the design of controls over management’s processes in determining the fair value of power generating assets, tax equity liabilities and commodity derivatives acquired. We tested controls over management’s review of the power generating assets, tax equity and commodity derivative valuation models, including the controls over the review and approval of all significant assumptions.

Our audit procedures included, among others, assessing the significant assumptions described above and testing the completeness and accuracy of the underlying data. For example, we evaluated the estimated generation volumes for a sample of power generating assets by comparing them to available engineering reports, benchmarking capacity factors against publicly available industry generation data, and also considering industry benchmarks for losses that impact capacity factors. Further, with the support of our valuation specialists, we inspected management’s valuation analysis and assessed the estimates of future electricity prices by reference to shorter-term broker price quotes and management’s longer-term market forecasts specific to each region and power generating asset. For production tax credit rates, we assessed management’s future projections against stated guidance for all production tax credit regimes and ensured that management’s projection was reasonable based on published guidance. We involved our valuation specialists to assist in evaluating the valuation methodologies and the significant assumptions, including discount rates and terminal values, used in the Partnership’s models, which included consideration of benchmark interest rates, geographic location, contracted or uncontracted assets and type of technology, as well as performing sensitivity analysis on such significant assumptions.

F - 5

Further, we assessed the estimated capital expenditures by corroborating against recently signed construction contracts and component supply agreements. We compared operating expenditures to available engineering reports. We also compared operating expenditure forecasts against industry benchmarks and signed operations and maintenance contracts. We also tested the computational accuracy of the fair value model and considered the adequacy of disclosures made in Note 3 to the consolidated financial statements in respect of these judgements and estimates.

/s/ Ernst & Young LLP
Chartered Professional Accountants
Licensed Public Accountants
We have served as Brookfield Renewable’s auditor since 2011.
Toronto, Canada
February 29, 2024

F - 6

INTERNAL CONTROL OVER FINANCIAL REPORTING
Evaluation of Disclosure Controls and Procedures
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (Exchange Act)), as of the end of the period December 31, 2023. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2023, our disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that material information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. While disclosure controls and procedures and internal controls over financial reporting were adequate and effective we continue to implement certain measures to strengthen control processes and procedures.
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
Management assessed the effectiveness of Brookfield Renewable’s internal control over financial reporting as of December 31, 2023, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this assessment, management concludes that, as of December 31, 2023, Brookfield Renewable’s internal control over financial reporting is effective. Management excluded from its design and assessment of the internal controls of investments acquired in 2023, which include a 12 GW operating and development portfolio of utility-scale solar, wind and distributed generation assets in India, the 4 GW of operating and development portfolio of utility-scale wind, battery and solar assets in the United Kingdom, the 136 MW portfolio of operating wind assets in Brazil, the 730 MW portfolio of distributed generation assets in Brazil, and the 60 MW portfolio of operating and wind assets in Brazil, whose total assets and net assets on a combined basis constitute approximately 10% and 10%, respectively, of the consolidated financial statement amounts as of December 31, 2023 and 3% of revenues for the year then ended.
Brookfield Renewable’s internal control over financial reporting as of December 31, 2023, has been audited by Ernst & Young LLP, the Independent Registered Public Accounting Firm, who also audited Brookfield Renewable’s consolidated financial statements for the year ended December 31, 2023. As stated in the Report of Independent Registered Public Accounting Firm, Ernst & Young LLP expressed an unqualified opinion on the effectiveness of Brookfield Renewable’s internal control over financial reporting as of December 31, 2023.

/s/ Connor Teskey	/s/ Wyatt Hartley
Connor Teskey Chief Executive Officer	Wyatt Hartley Chief Financial Officer
February 29, 2024

F - 7

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of Brookfield Renewable Partners Limited (General Partner of Brookfield Renewable Partners L.P.) and Partners of Brookfield Renewable Partners L.P.
Opinion on Internal Control Over Financial Reporting
We have audited Brookfield Renewable Partners L.P.’s (“Brookfield Renewable” or the “Partnership") internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.
As indicated in the accompanying Management’s Report on Internal Control Over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the 12 GW operating and development portfolio of utility-scale solar, wind and battery storage assets in the United States, the 4.5 GW operating and development portfolio of utility-scale solar, wind and distributed generation assets in India, the 4 GW of operating and development portfolio of utility-scale wind, battery and solar assets in the United Kingdom, the 136 MW portfolio of operating wind assets in Brazil, the 730 MW portfolio of distributed generation assets in Brazil, and the 60 MW portfolio of operating and wind assets in Brazil. The aforementioned acquisitions are included in the 2023 consolidated financial statements of the Partnership and constituted approximately 10% and 10% of total and net assets, respectively on a combined basis as of December 31, 2023 and 3% of revenues for the year then ended. Our audit of internal control over financial reporting of the Partnership also did not include an evaluation of the internal control over financial reporting of the aforementioned acquisitions.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the 2023 consolidated financial statements of the Partnership and our report dated February 29, 2024 expressed an unqualified opinion thereon.
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

/s/ Ernst & Young LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
February 29, 2024

F - 9

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT DECEMBER 31 (MILLIONS)	Notes	2023	2022
Assets
Current assets
Cash and cash equivalents	20	$1,141	$998
Restricted cash	21	310	139
Trade receivables and other current assets	22	1,517	1,860
Financial instrument assets	5	199	125
Due from related parties	28	1,443	123
Assets held for sale	4	—	938
		4,610	4,183
Financial instrument assets	5	1,768	1,500
Equity-accounted investments	19	2,546	1,392
Property, plant and equipment, at fair value	12	64,005	54,283
Goodwill	17	1,944	1,526
Deferred income tax assets	11	244	176
Other long-term assets	23	1,011	1,051
Total Assets		$76,128	$64,111
Liabilities
Current liabilities
Accounts payable and accrued liabilities	24	$1,539	$1,086
Financial instrument liabilities	5	687	559
Due to related parties	28	835	588
Corporate borrowings	13	183	249
Non-recourse borrowings	13	4,752	2,027
Provisions	25, 27	42	83
Liabilities directly associated with assets held for sale	4	—	351
		8,038	4,943
Financial instrument liabilities	5	2,433	1,670
Corporate borrowings	13	2,650	2,299
Non-recourse borrowings	13	22,117	20,275
Deferred income tax liabilities	11	7,174	6,507
Provisions	25, 27	1,268	600
Due to related parties	28	705	1
Other long-term liabilities	26	1,764	1,530
Equity
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	14	18,863	14,755
General partnership interest in a holding subsidiary held by Brookfield	14	55	59
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	14	2,684	2,892
BEPC exchangeable shares	14	2,479	2,561
Preferred equity	14	583	571
Perpetual subordinated notes	14	592	592
Preferred limited partners’ equity	15	760	760
Limited partners’ equity	16	3,963	4,096
Total Equity		$29,979	$26,286
Total Liabilities and Equity		$76,128	$64,111
The accompanying notes are an integral part of these consolidated financial statements.
Approved on behalf of Brookfield Renewable Partners L.P.:

Patricia Zuccotti Director	David Mann Director

F - 10

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

YEAR ENDED DECEMBER 31 (MILLIONS, EXCEPT AS NOTED)	Notes	2023	2022	2021
Revenues	28	$5,038	$4,711	$4,096
Other income	7	671	136	304
Direct operating costs(1)	8	(1,933)	(1,434)	(1,365)
Management service costs	28	(205)	(243)	(288)
Interest expense	13	(1,627)	(1,224)	(981)
Share of earnings from equity-accounted investments	19	186	96	22
Foreign exchange and financial instruments gain (loss)	5	502	(133)	(32)
Depreciation	12	(1,852)	(1,583)	(1,501)
Other	9	(212)	(190)	(307)
Income tax recovery (expense)
Current	11	(128)	(148)	(43)
Deferred	11	176	150	29
		48	2	(14)
Net income (loss)		$616	$138	$(66)
Net income (loss) attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	14	$619	$334	$209
General partnership interest in a holding subsidiary held by Brookfield	14	111	92	77
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	14	(63)	(117)	(135)
BEPC exchangeable shares	14	(57)	(104)	(119)
Preferred equity	14	27	26	26
Perpetual subordinated notes	14	29	29	12
Preferred limited partners’ equity	15	41	44	55
Limited partners’ equity	16	(91)	(166)	(191)
		$616	$138	$(66)
Basic and diluted loss per LP unit		$(0.32)	$(0.60)	$(0.69)
(1)Direct operating costs exclude depreciation expense disclosed below.
The accompanying notes are an integral part of these consolidated financial statements.

F - 11

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEAR ENDED DECEMBER 31 (MILLIONS)	Notes	2023	2022	2021
Net income (loss)		$616	$138	$(66)
Other comprehensive income that will not be reclassified to net income
Revaluations of property, plant and equipment	12	(133)	3,745	4,573
Actuarial (loss) gain on defined benefit plans		(12)	21	30
Deferred income taxes on above items	11	81	(852)	(1,170)
Unrealized gain (loss) on investments in equity securities	5	2	(11)	3
Equity-accounted investments	19	154	(35)	184
Total items that will not be reclassified to net income		92	2,868	3,620
Other comprehensive income that may be reclassified to net income
Foreign currency translation	10	1,317	(647)	(859)
Gains (losses) arising during the year on financial instruments designated as cash-flow hedges	5	252	175	(64)
Gain (loss) on foreign exchange swaps – net investment hedge	5	(128)	63	64
Reclassification adjustments for amounts recognized in net income	5	(108)	148	43
Deferred income taxes on above items	11	(13)	(87)	(2)
Equity-accounted investments	19	8	(30)	(36)
Total items that may be reclassified subsequently to net income		1,328	(378)	(854)
Other comprehensive income		1,420	2,490	2,766
Comprehensive income		$2,036	$2,628	$2,700
Comprehensive income attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	14	$1,983	$1,582	$1,048
General partnership interest in a holding subsidiary held by Brookfield	14	111	100	89
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	14	(50)	270	444
BEPC exchangeable shares		(45)	238	394
Preferred equity	14	39	(16)	30
Perpetual subordinated notes		29	29	12
Preferred limited partners’ equity	15	41	44	55
Limited partners’ equity	16	(72)	381	628
		$2,036	$2,628	$2,700
The accompanying notes are an integral part of these consolidated financial statements.

F - 12

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income							Non-controlling interests
YEAR ENDED DECEMBER 31 (MILLIONS)	Limited partners’ equity	Foreign currency translation	Revaluation surplus	Actuarial losses on defined benefit plans	Cash flow hedges	Investments in equity securities	Total limited partners’ equity	Preferred limited partners’ equity	Preferred equity	Perpetual subordinated notes	BEPC exchangeable shares	Participating non-controlling interests – in operating subsidiaries	General partnership interest in a holding subsidiary held by Brookfield	Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	Total equity
Balance, as at December 31, 2022	$(1,898)	$(845)	$6,817	$4	$17	$1	$4,096	$760	$571	$592	$2,561	$14,755	$59	$2,892	$26,286
Net income (loss)	(91)	—	—	—	—	—	(91)	41	27	29	(57)	619	111	(63)	616
Other comprehensive income (loss)	—	147	(143)	(3)	18	—	19	—	12	—	12	1,364	—	13	1,420
Equity issuance (Note 14, 16, 28)	390	—	—	—	—	—	390	—	—	—	240	—	—	—	630
LP Units purchased for cancellation (Note 16)	(43)	—	—	—	—	—	(43)	—	—	—	—	—	—	—	(43)
Capital contributions (Note 14)	—	—	—	—	—	—	—	—	—	—	—	2,993	—	—	2,993
Acquisition (Note 3)	—	—	—	—	—	—	—	—	—	—	—	414	—	—	414
Return of capital	—	—	—	—	—	—	—	—	—	—	—	(140)	—	—	(140)
Disposal (Note 4)	12	—	(12)	—	—	—	—	—	—	—	—	(449)	—	—	(449)
Distributions or dividends declared	(383)	—	—	—	—	—	(383)	(41)	(27)	(29)	(241)	(1,428)	(116)	(265)	(2,530)
Distribution reinvestment plan	8	—	—	—	—	—	8	—	—	—	—	—	—	—	8
Ownership changes	113	16	(107)	—	(1)	—	21	—	—	—	—	—	—	—	21
Other	(226)	(19)	188	1	2	—	(54)	—	—	—	(36)	735	1	107	753
Change in year	(220)	144	(74)	(2)	19	—	(133)	—	12	—	(82)	4,108	(4)	(208)	3,693
Balance, as at December 31, 2023	$(2,118)	$(701)	$6,743	$2	$36	$1	$3,963	$760	$583	$592	$2,479	$18,863	$55	$2,684	$29,979

Balance, as at December 31, 2021	$(1,516)	$(842)	$6,494	$—	$(48)	$4	$4,092	$881	$613	$592	$2,562	$12,303	$59	$2,894	$23,996
Net income (loss)	(166)	—	—	—	—	—	(166)	44	26	29	(104)	334	92	(117)	138
Other comprehensive income (loss)	—	(1)	480	4	67	(3)	547	—	(42)	$—	342	1,248	8	387	2,490
Equity issuance	—	—	—	—	—	—	—	115	—	$—	—	—	—	—	115
Capital contributions	—	—	—	—	—	—	—	—	—	$—	—	2,131	—	—	2,131
Redemption of Preferred LP Units	—	—	—	—	—	—	—	(236)	—	$—	—	—	—	—	(236)
Disposals	14	—	(14)	—	—	—	—	—	—	$—	—	(75)	—	—	(75)
Distributions or dividends declared	(355)	—	—	—	—	—	(355)	(44)	(26)	$(29)	(220)	(1,275)	(100)	(250)	(2,299)
Distribution reinvestment plan	9	—	—	—	—	—	9	—	—	$—	—	—	—	—	9
Other	116	(2)	(143)	—	(2)	—	(31)	—	—	$—	(19)	89	—	(22)	17
Change in year	(382)	(3)	323	4	65	(3)	4	(121)	(42)	—	(1)	2,452	—	(2)	2,290
Balance, as at December 31, 2022	$(1,898)	$(845)	$6,817	$4	$17	$1	$4,096	$760	$571	$592	$2,561	$14,755	$59	$2,892	$26,286
The accompanying notes are an integral part of these consolidated financial statements.

F - 13

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income (loss)							Non-controlling interests
YEAR ENDED DECEMBER 31 (MILLIONS)	Limited partners’ equity	Foreign currency translation	Revaluation surplus	Actuarial losses on defined benefit plans	Cash flow hedges	Investments in equity securities	Total limited partners’ equity	Preferred limited partners’ equity	Preferred equity	Perpetual subordinated notes	BEPC exchangeable shares	Participating non-controlling interests – in operating subsidiaries	General partnership interest in a holding subsidiary held by Brookfield	Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	Total equity
Balance, as at December 31, 2020	$(988)	$(720)	$5,595	$(6)	$(39)	$3	$3,845	$1,028	$609	$—	$2,408	$11,100	$56	$2,721	$21,767
Net income (loss)	(191)	—	—	—	—	—	(191)	55	26	12	(119)	209	77	(135)	(66)
Other comprehensive income (loss)	—	(116)	938	7	(11)	1	819	—	4	—	513	839	12	579	2,766
Issuance of perpetual subordinated notes	—	—	—	—	—	—	—	—	—	592	—	—	—	—	592
Capital contributions	—	—	—	—	—	—	—	—	—	—	—	1,121	—	—	1,121
Redemption of Preferred LP Units	—	—	—	—	—	—	—	(147)	—	—	—	—	—	—	(147)
Disposal	38	—	(38)	—	—	—	—	—	—	—	—	(395)	—	—	(395)
Distributions or dividends declared	(335)	—	—	—	—	—	(335)	(55)	(26)	(12)	(209)	(810)	(85)	(237)	(1,769)
Distribution reinvestment plan	9	—	—	—	—	—	9	—	—	—	—	—	—	—	9
Other	(49)	(6)	(1)	(1)	2	—	(55)	—	—	—	(31)	239	(1)	(34)	118
Change in year	(528)	(122)	899	6	(9)	1	247	(147)	4	592	154	1,203	3	173	2,229
Balance, as at December 31, 2021	$(1,516)	$(842)	$6,494	$—	$(48)	$4	$4,092	$881	$613	$592	$2,562	$12,303	$59	$2,894	$23,996
The accompanying notes are an integral part of these consolidated financial statements.

F - 14

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31 (MILLIONS)	Notes	2023	2022	2021
Operating activities
Net income (loss)		$616	$138	$(66)
Adjustments for the following non-cash items:
Depreciation	12	1,852	1,583	1,501
Unrealized foreign exchange and financial instrument (gain) loss	5	(492)	258	122
Share of earnings from equity-accounted investments	19	(186)	(96)	(22)
Deferred income tax recovery	11	(176)	(150)	(29)
Other non-cash items		(282)	102	(136)
Dividends received from equity-accounted investments	19	58	89	78
		1,390	1,924	1,448
Changes in due to or from related parties		7	(19)	2
Net change in working capital balances	29	468	(194)	(716)
		1,865	1,711	734
Financing activities
Proceeds from medium-term notes	13	293	296	—
Commercial paper, net	13	(65)	249	(3)
Proceeds from non-recourse borrowings	13	8,316	9,547	6,877
Repayment of non-recourse borrowings	13	(6,037)	(6,310)	(3,678)
Capital contributions from participating non-controlling interests – in operating subsidiaries	14	2,593	1,863	1,200
Capital repaid to participating non-controlling interests – in operating subsidiaries	14	(248)	(75)	(511)
Issuance of equity instruments and related costs	14,15,16	630	115	592
Redemption and repurchase of equity instruments	14,15,16	(43)	(252)	(153)
Distributions paid:
To participating non-controlling interests – in operating subsidiaries, preferred shareholders, preferred limited partners unitholders, and perpetual subordinate notes	14,15	(967)	(1,372)	(900)
To unitholders of Brookfield Renewable or BRELP and shareholders of Brookfield Renewable Corporation	14, 16	(990)	(915)	(854)
Borrowings from related party		670	1,470	1,188
Repayments to related party		(1,556)	(1,127)	(1,615)
		2,596	3,489	2,143
Investing activities
Acquisitions, net of cash and cash equivalents, in acquired entity	3	(791)	(2,452)	(1,426)
Investment in equity-accounted investments	19	(725)	(236)	(54)
Investment in property, plant and equipment	12	(2,809)	(2,190)	(1,967)
Proceeds from disposal of assets, net of cash and cash equivalents disposed		217	140	827
Purchase of financial assets		(644)	(492)	(58)
Proceeds from financial assets	5	431	70	220
Restricted cash and other		(35)	94	(86)
		(4,356)	(5,066)	(2,544)
Foreign exchange (loss) gain on cash		38	(28)	(35)
Cash and cash equivalents increase		143	106	298
Net change in cash classified within assets held for sale		—	(8)	(5)
Balance, beginning of year		998	900	607
Balance, end of year		$1,141	$998	$900
Supplemental cash flow information:
Interest paid		$1,353	$1,138	$877
Interest received		$112	$37	$45
Income taxes paid		$194	$112	$71
The accompanying notes are an integral part of these consolidated financial statements.

F - 15

BROOKFIELD RENEWABLE PARTNERS L.P.
NOTES TO THE AUDITED ANNUAL CONSOLIDATED FINANCIAL STATEMENTS
The business activities of Brookfield Renewable Partners L.P. (“Brookfield Renewable”) consist of owning a portfolio of renewable power and sustainable solution assets primarily in North America, South America, Europe and Asia-Pacific.
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
The registered office of Brookfield Renewable is 73 Front Street, Fifth Floor, Hamilton HM12, Bermuda.
The immediate parent of Brookfield Renewable is its general partner, Brookfield Renewable Partners Limited (“BRPL”). The ultimate parent of Brookfield Renewable is Brookfield Corporation (“Brookfield Corporation”). Brookfield Corporation and its subsidiaries, other than Brookfield Renewable, and unless the context otherwise requires, includes Brookfield Asset Management Ltd (“Brookfield Asset Management”), are also individually and collectively referred to as “Brookfield” in these financial statements. The term “Brookfield Holders” means Brookfield, Brookfield Reinsurance and their related parties.
The BEPC exchangeable shares are traded under the symbol “BEPC” on the New York Stock Exchange and the Toronto Stock Exchange.
The LP units are traded under the symbol “BEP” on the New York Stock Exchange and under the symbol “BEP.UN” on the Toronto Stock Exchange. Brookfield Renewable's Class A Series 7, Series 13, Series 15, and Series 18 preferred limited partners’ equity are traded under the symbols “BEP.PR.G”, “BEP.PR.M”, “BEP.PR.O”, and “BEP.PR.R”, respectively, on the Toronto Stock Exchange. Brookfield Renewable's Class A Series 17 preferred limited partners’ equity is traded under the symbol “BEP.PR.A” on the New York Stock Exchange. The perpetual subordinated notes are traded under the symbol “BEPH” and “BEPI” on the New York Stock Exchange.

F - 16

1. BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICY INFORMATION
(a) Statement of compliance
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The accounting policies used in the consolidated financial statements are based on the IFRS applicable as at December 31, 2023, which encompass individual IFRS, International Accounting Standards (“IAS”), and interpretations made by the International Financial Reporting Interpretations Committee (“IFRIC”) and the Standard Interpretations Committee (“SIC”). The policies set out below are consistently applied to all periods presented, unless otherwise noted.
These consolidated financial statements have been authorized for issuance by the Board of Directors of Brookfield Renewable’s general partner, BRPL, on February 29, 2024.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
References to $, C$, €, £, R$, COP, INR, and CNY are to United States (“U.S.”) dollars, Canadian dollars, Euros, British pound, Brazilian reais, Colombian pesos, Indian rupees, and Chinese yuan, respectively.
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
Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control of the entities that own certain renewable power generating operations. Brookfield Renewable has also entered into a voting agreement with its consortium partners in respect of its Colombian operations. These voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities. Refer to Note 28 – Related party transactions for further information.
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

F - 17

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
Brookfield Renewable generally determines the fair value of its property, plant and equipment by using 20-year discounted cash flow model for hydroelectric assets and the estimated remaining useful life for other technologies. This model incorporates future cash flows from long-term power purchase agreements that are in place where it is

F - 18

determined that the power purchase agreements are linked specifically to the related power generating assets. The model also includes estimates of future electricity prices, anticipated long-term average generation, estimated operating and capital expenditures, terminal values and assumptions about future inflation rates and discount rates by geographical location. Construction work-in-progress (“CWIP”) is revalued when sufficient information exists to determine fair value using the discounted cash flow method. Revaluations are made on an annual basis as at December 31 to ensure that the carrying amount does not differ significantly from fair value. For power generating assets acquired through business combinations, Brookfield Renewable initially measures the assets at fair value on the acquisition date, consistent with the policy described in Note 1(o) – Business combinations, with no revaluation at year-end in the year of acquisition unless there is external evidence specific to those assets that would indicate the carrying value of the asset has either increased or decreased materially.
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
The depreciation of property, plant and equipment in Brazil is based on the duration of the authorization or the useful life of a concession asset. The weighted-average remaining duration at December 31, 2023 is 34 years (2022: 35 years). Since land rights are part of the concession or authorization, this cost is also subject to depreciation.
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
Investment tax credits (ITCs)
Allocation of ITCs to the tax equity investor are derived as a percentage of a projects total cost. Once received, the ITCs are recognized as a reduction to property, plant and equipment with a corresponding reduction to the tax equity liability.

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

F - 23

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

F - 24

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
Brookfield Renewable also sells power and related products under bundled arrangements. Energy, capacity and renewable credits within power purchase agreements are considered to be distinct performance obligations. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied under IFRS 15. Brookfield Renewable views the sale of energy and capacity as a series of distinct goods that is substantially the same and has the same pattern of transfer measured by the output method. Brookfield Renewable views renewable credits to be performance obligations satisfied at a point in time. During the year ended December 31, 2023, revenues recognized at a point in time corresponding to the sale of renewable credits were $250 million (2022: $263 million and 2021: $183 million). Measurement of satisfaction and transfer of control to the customer of renewable credits in a bundled arrangement coincides with the pattern of revenue recognition of the underlying energy generation.
Revenues recognized that are outside the scope of IFRS 15 include realized gains and losses from derivatives used in the risk management of Brookfield Renewable's generation activities related to commodity prices. From time to time, Brookfield Renewable also enters into commodity contracts to hedge all or a portion of its estimated revenue stream when selling electricity to an independent system operated market and there is no PPA available. These commodity contracts require periodic settlements in which Brookfield Renewable receives a fixed-price based on specified quantities of electricity and pays the counterparty a variable market price based on the same specified quantity of electricity. As these derivatives are accounted for under hedge accounting, the changes in fair value are recorded in revenues in the consolidated statements of income (loss). Financial transactions included in revenues for

F - 25

the year ended December 31, 2023 decreased revenues by $119 million (decreased by 2022: 146 million and 2021: $37 million).
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

F - 26

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

F - 27

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

F - 28

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

F - 29

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
Brookfield Renewable’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth by the years 2027 to 2035 in North America, 2030 in Colombia, and 2027 in Brazil. The year of new entry is viewed as the point when generators must build additional capacity to maintain system reliability and provide an adequate level of reserve generation with the retirement of older coal-fired plants and rising environmental compliance costs in North America and Europe, and overall increasing demand in Colombia and Brazil. For the North American and European businesses, Brookfield Renewable has estimated a discount to these new-build renewable asset prices to determine renewable electricity prices for hydroelectric, solar and wind facilities. In Brazil and Colombia, the estimate of future electricity prices is based on a similar approach as applied in North America using a forecast of the all-in cost of development.
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

F - 30

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
(t) Recently adopted accounting standards
International Tax Reform - Amendments to IAS 12 – Pillar Two model rules
In May 2023, the IASB issued amendments to IAS 12 “Income Taxes” to give entities temporary mandatory relief from accounting for deferred taxes arising from the Organization for Economic Co-operation and Developments (“OECD”) international tax reform. The amendments are effective immediately upon their issue and retrospectively in accordance with IAS 8 “Accounting Policies, Changes in Accounting Estimates and Errors,” except for some targeted disclosure requirements which become effective for annual reporting periods on or after January 1, 2023. Brookfield Renewable operates in countries which have enacted new legislation to implement the global minimum top-up tax. Brookfield Renewable has applied the temporary mandatory relief from recognizing and disclosing information related to the top-up tax and will account for it as a current tax when it is incurred. The newly enacted legislation is effective from January 1, 2024 and there is no current tax impact for the year ended December 31, 2023. The global minimum top-up tax is not anticipated to have a significant impact on the financial position of Brookfield Renewable.
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

F - 31

2. PRINCIPAL SUBSIDIARIES
The following table lists the subsidiaries of Brookfield Renewable which significantly affect its financial position and results of operations as at December 31, 2023:

	Jurisdiction of Incorporation or Organization	Percentage of voting securities owned or controlled (%)
BP Brazil US Subco LLC	Delaware	100
Brookfield BRP Canada Corp.	Ontario	100
Brookfield BRP Europe Holdings (Bermuda) Limited	Bermuda	100
Brookfield Power US Holding America Co.	Delaware	100
Isagen S.A. E.S.P.(1)	Colombia	99.70
TerraForm Power Parent, LLC(1)	New York	100
(1)Voting control held, in whole or in part, through voting agreements with Brookfield and co-investment.
3. ACQUISITIONS
The following investments were accounted for using the acquisition method by Brookfield Renewable, and the results of operations have been included in the audited annual consolidated financial statements since the date of acquisition.
Brazil Wind Portfolio
On March 3, 2023, Brookfield Renewable, together with its institutional partners, completed the acquisition of 100% interest in a 136 MW portfolio of operating wind assets in Brazil. The total purchase price of this acquisition was $95 million (approximately $24 million net to Brookfield Renewable), comprising of closing consideration, including working capital and closing adjustments of $90 million (approximately $23 million net to Brookfield Renewable) and $5 million of deferred consideration (approximately $1 million net to the Brookfield Renewable). Brookfield Renewable holds an approximately 25% economic interest. The total transaction costs related to the acquisition were less than $1 million and have been classified under Other in the consolidated statement of income (loss). If the acquisition had taken place at the beginning of the year, the revenue from the Brazil Wind Portfolio would have been $24 million for the year ended December 31, 2023.
Brazil Distributed Generation
On May 4, 2023, Brookfield Renewable, together with its institutional partners, completed the acquisition of a 90% interest in a distributed generation platform with approximately 730 MW of development pipeline in Brazil. The purchase price of this acquisition was $4 million (approximately $1 million net to Brookfield Renewable) with fair value of assets acquired of $5 million and liabilities assumed of $1 million. Brookfield Renewable holds an approximately 20% economic interest.
U.S. Renewable Portfolio
On October 25, 2023, Brookfield Renewable, together with its institutional partners, completed the acquisition of a 100% interest in a fully integrated developer and operator of renewable power assets in the United States with 5,900 MW of operating and under construction assets, with a 6,100 MW development pipeline for $1,083 million (approximately $308 million net to Brookfield Renewable) comprised of $565 million (approximately $161 million net to Brookfield Renewable) plus $518 million of deferred consideration (approximately $147 million net to Brookfield Renewable). Total fair value of net assets acquired, net of non-controlling interest was $1,453 million. The total transaction costs related to the acquisition were $6 million (approximately $2 million net to Brookfield Renewable) and have been classified under Other in the consolidated statement of income (loss). If the acquisition had taken place at the beginning of the year, the revenue from the U.S. Renewable Portfolio would have been $401 million for the year ended December 31, 2023.

F - 32

India Renewable Portfolio
On April 22, 2023, Brookfield Renewable, together with institutional partners, acquired an approximately 7% equity interest (1% net to Brookfield Renewable) in a leading commercial and industrial renewable development platform in India with 4,500 MW of operating and development pipeline for INR 2.5 billion ($30 million) (approximately INR 500 million ($6 million) net to Brookfield Renewable). The investment was recognized as an equity accounted investment. During the second and third quarters of 2023, Brookfield Renewable, together with institutional partners, subscribed for incremental shares for an aggregate INR 1.7 billion ($21 million) (approximately INR 340 million ($4 million) net to Brookfield Renewable).
On October 26, 2023, Brookfield Renewable together with its institutional partners, subscribed for additional shares for INR 9.8 billion ($118 million) (approximately INR 2 billion ($24 million) net to Brookfield Renewable). This subscription increased the total interest to approximately 37.54% (approximately 7% net to Brookfield Renewable) for aggregate consideration of approximately $168 million (approximately $34 million net to Brookfield Renewable) and results in control of the board of directors. Through the transaction Brookfield Renewable acquired the business at a total fair value of $447 million on a 100% basis. As such, Brookfield Renewable derecognized the existing equity accounted investment and recognized the transaction as a business combination. The total transaction costs related to the acquisition were $2 million (less than $1 million net to Brookfield Renewable) and have been classified under Other in the consolidated statement of income (loss). If the acquisition had taken place at the beginning of the year, the revenue would have been approximately $108 million for the year ended December 31, 2023.
Brazil Wind Portfolio
On November 6, 2023, Brookfield Renewable, together with its institutional partners, completed the acquisition of a 100% interest in a 60 MW portfolio of operating wind assets in Brazil for total consideration of R$113 million ($23 million) (R$28 million ($6 million) net to Brookfield Renewable). Brookfield Renewable holds an approximately 25% economic interest. The total transaction costs related to the acquisition were less than $1 million and have been classified under Other in the consolidated statement of income (loss). If the acquisition had taken place at the beginning of the year, the revenue from the Brazil Wind Portfolio would have been $9 million for the year ended December 31, 2023.
U.K. Wind Portfolio
On December 14, 2023, Brookfield Renewable, together with its institutional partners, completed the acquisition of a 100% interest in a leading independent UK renewables developer with 260 MW onshore wind assets, 800 MW near-term development and another 3 GW of later stage projects for a total purchase price of £489 million ($625 million) (£232 million ($296 million) net to Brookfield Renewable) comprising of closing consideration of £477 million ($610 million) (£226 million ($289 million) net to Brookfield Renewable) and £12 million ($15 million) (£6 million ($7 million) net to Brookfield Renewable) of contingent consideration. The total transaction costs related to the acquisition were $7 million (approximately $3 million net to Brookfield Renewable) and have been classified under Other in the consolidated statement of income (loss). If the acquisition had taken place at the beginning of the year, the revenue from the U.K. Wind Portfolio would have been $100 million for the year ended December 31, 2023.

F - 33

The purchase price allocations, at fair value, as at December 31, 2023, with respect to the business combinations are as follows:

(MILLIONS)	Brazil Wind Portfolio	U.S. Renewable Portfolio(1)	India Renewable Portfolio(1)	Brazil Wind Portfolio(1)	U.K. Wind Portfolio(1)	Total
Cash and cash equivalents	$10	$88	$27	$1	$60	$186
Restricted cash	—	111	32	—	1	144
Trade receivables and other current assets	9	127	69	4	26	235
Property, plant and equipment	130	3,937	851	40	995	5,953
Deferred tax assets	—	—	22	—	—	22
Financial instruments assets(2)	—	38	—	—	8	46
Equity accounted investments	—	36	8	—	—	44
Other non-current assets	19	54	39	5	—	117
Accounts payable and accrued liabilities	(22)	(88)	(62)	(2)	(13)	(187)
Current portion of non-recourse borrowings	(4)	(187)	(35)	(2)	(61)	(289)
Financial instruments liabilities(2)	—	(1,037)	—	—	(65)	(1,102)
Non-recourse borrowings	(45)	(905)	(581)	(17)	(236)	(1,784)
Deferred income tax liabilities	—	(29)	(48)	—	(151)	(228)
Provisions	(2)	(219)	—	—	(6)	(227)
Other long-term liabilities	—	(130)	(19)	(6)	(58)	(213)
Fair value of net assets acquired	95	1,796	303	23	500	2,717
Non-controlling interests	—	(343)	(37)	—	(34)	(414)
Goodwill	—	—	181	—	159	340
Total fair value of net assets acquired including goodwill, net of non-controlling interests	$95	$1,453	$447	$23	$625	$2,643
(1)The purchase price allocation is preliminary as at December 31, 2023. Brookfield Renewable is currently assessing the fair value of Property, plant and equipment, Financial instruments, Provisions, Deferred tax, Non-recourse borrowings, Other long-term liabilities and Goodwill for the purchase price allocation and expect to finalize the balances in 2024 within the one year measurement period. Refer to Note 7 - Other income for more details.
(2)Includes both short-term and long-term balances.

The following investments were accounted for using the equity method as Brookfield Renewable has significant influence through its position in the business, and the results of operations have been included in the audited annual consolidated financial statements since the date of investment.
India Sustainable Agricultural Solutions
On February 16, 2023, Brookfield Renewable, together with institutional partners, acquired an approximately 4% equity interest in a sustainable agricultural solutions company in India for INR 7 billion ($86 million) (approximately INR 1.4 billion ($17 million) net to Brookfield Renewable).
X-Elio
On October 10, 2023, Brookfield Renewable, together with its institutional partners, completed the acquisition of the remaining 50% interest in X-Elio for total consideration of $893 million ($76 million net to Brookfield Renewable for approximately 4.2% interest). Brookfield Renewable holds a 17% economic interest in the investment and continues to account for the investment as an equity accounted investment.
Westinghouse
On November 7, 2023, Brookfield Renewable, together with institutional partners, through a strategic partnership with Cameco Corporation, acquired 100% of Westinghouse, one of the world’s largest nuclear services businesses, from our affiliate Brookfield Business Partners L.P. and its institutional partners, for $4.37 billion ($442 million net to Brookfield Renewable). Brookfield Renewable, together with institutional partners, own an aggregate 51% interest (10.11% net to Brookfield Renewable) with Cameco owning 49%.

F - 34

Completed in 2022
The following investments were accounted for using the acquisition method by Brookfield Renewable, and the results of operations have been included in the audited annual consolidated financial statements since the date of acquisition.
U.S. Utility-scale Solar Portfolio
On January 24, 2022, Brookfield Renewable, together with its institutional partners, completed the acquisition of 100% interest in a utility scale development business with a 20 GW portfolio of utility-scale solar and energy storage development assets in the United States. The total purchase price of this acquisition was $760 million comprising of closing consideration including working capital and closing adjustments of $702 million, plus $58 million of additional incentive payments to be paid contingent upon certain milestones being achieved. The total transaction costs related to the acquisition were $2 million. Brookfield Renewable holds an approximately 20% economic interest.
Europe Utility-scale Solar Portfolio
On February 2, 2022, Brookfield Renewable, together with institutional partners, completed the acquisition of 100% interest in a 1.7 GW portfolio of utility-scale solar development assets in Germany. The total purchase price of this acquisition was €81 million ($90 million) comprising of closing consideration including working capital and closing adjustments, was approximately €66 million ($73 million), plus €15 million ($17 million) of additional incentive payments to be paid contingent upon certain milestones being achieved. The total transaction costs related to the acquisition were €2 million ($2 million). Brookfield Renewable holds an approximately 20% economic interest.
Chile Distributed Generation Portfolio
On March 17, 2022, Brookfield Renewable, together with institutional partners, completed the acquisition of 83% interest in a 437 MW distributed generation portfolio of high quality operating and development assets in Chile. The purchase price of this acquisition, including working capital and closing adjustments, was approximately $31 million. Through the transaction Brookfield Renewable acquired the business at a total fair value of $37 million on a 100% basis. The total transaction costs related to the acquisition was $1 million. Brookfield Renewable holds an approximately 20% economic interest in the investment.
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
During the year ended December 31, 2023, the purchase price allocation was finalized and as a result the purchase price allocation as at December 31, 2022 does not correspond to the figures as disclosed in the 2022 Annual Report. The effect of the purchase price allocation finalization resulted in a decrease of $73 million to Goodwill and a corresponding increase of $36 million to Property, plant and equipment, a decrease of $7 million to Deferred tax assets, $33 million to Non-recourse borrowings, $3 million to Provisions, and $8 million to Financial instrument liabilities.

F - 35

The final purchase price allocation, at fair value, as at December 31, 2023, with respect to the U.S. Distributed Generation Portfolio business combination is as follows:

(MILLIONS)	U.S. Distributed Generation Portfolio
Cash and cash equivalents	$33
Restricted cash	6
Trade receivables and other current assets	13
Property, plant and equipment	744
Financial instruments assets	10
Deferred income tax assets	3
Other non-current assets	21
Accounts payable and accrued liabilities	(66)
Current portion of non-recourse borrowings	(10)
Financial instruments liabilities	(7)
Non-recourse borrowings	(312)
Provisions	(22)
Other long-term liabilities	(35)
Fair value of net assets acquired	378
Goodwill	236
Total fair value of net assets acquired including goodwill	$614
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
During the year ended December 31, 2023, the purchase price allocation was finalized and as a result the purchase price allocation as at December 31, 2022 does not correspond to the figures as disclosed in the 2022 Annual Report. The effect of the purchase price allocation finalization included a decrease of $96 million to Property, plant and equipment, $6 million in Assets held for sale, $12 million to Other non-current assets, $97 million to Financial Instrument liabilities, $23 million to Other long-term liabilities, $6 million in Provisions. and an increase of $9 million in Liabilities classified as held for sale.

F - 36

The final purchase price allocation, at fair value, as at December 31, 2023, with respect to the U.S. Wind Portfolio business combination is as follows:

(MILLIONS)	U.S. Wind Portfolio
Cash and cash equivalents	$26
Restricted cash	5
Trade receivables and other current assets	13
Assets classified as held for sale	234
Property, plant and equipment	1,700
Financial instruments assets	2
Other non-current assets	10
Accounts payable and accrued liabilities	(38)
Liabilities classified as held for sale	(143)
Financial instruments liabilities	(628)
Provisions	(22)
Other long-term liabilities	(45)
Fair value of net assets acquired	1,114
Non-controlling interests	(23)
Goodwill	1
Total fair value of net assets acquired including goodwill, net of non-controlling interests	$1,092

F - 37

The purchase price allocations, at fair value, as at December 31, 2022, with respect to the business combinations are as follows:

(MILLIONS)	Chile Distributed Generation Portfolio	Europe Utility-scale Solar Portfolio	U.S. Utility-scale Solar Portfolio (1)	U.S. Distributed Generation Portfolio(2)(3)	US Wind Portfolio(2)(4)	Total
Cash and cash equivalents	$2	$3	$22	$33	$26	$86
Restricted cash	—	—	6	6	5	17
Trade receivables and other current assets	2	30	48	13	13	106
Assets classified as held for sale(4)	—	—	—	—	240	240
Property, plant and equipment	21	1	561	708	1,796	3,087
Deferred tax assets	—	—	—	10	—	10
Financial instruments assets(5)	—	—	—	10	2	12
Other non-current assets	1	—	4	21	22	48
Accounts payable and accrued liabilities	(1)	(5)	(32)	(66)	(38)	(142)
Current portion of non-recourse borrowings	—	—	—	(9)	—	(9)
Liabilities classified as held for sale(4)	—	—	—	—	(135)	(135)
Financial instruments liabilities(5)	—	—	(15)	(15)	(725)	(755)
Non-recourse borrowings	(6)	—	(48)	(346)	—	(400)
Deferred income tax liabilities	—	(7)	(43)	—	—	(50)
Provisions	—	—	—	(25)	(29)	(54)
Other long-term liabilities	—	—	(30)	(35)	(68)	(133)
Fair value of net assets acquired	19	22	473	305	1,109	1,928
Non-controlling interests	—	—	—	—	(26)	(26)
Goodwill	18	68	287	309	9	691
Total fair value of net assets acquired including goodwill, net of non-controlling interests	$37	$90	$760	$614	$1,092	$2,593
(1)During the year ended December 31, 2022, Brookfield Renewable recorded purchase price allocation adjustment of $176 million primarily to Property, plant and equipment, Deferred tax asset, Other non-current assets, Deferred income tax liabilities and Other long-term liabilities.
(2)The purchase price allocation was preliminary as at December 31, 2022 and was finalized during the year ended December 31, 2023.
(3)During the ended December 31, 2022, Brookfield Renewable recorded purchase price allocation adjustments of $97 million primarily to Property, plant and equipment, at fair value, Deferred tax assets and Deferred income tax liabilities.
(4)Refer to Note 4 - Disposal of assets.
(5)Includes both short-term and long-term balances.

F - 38

The following investments were accounted for using the equity method as Brookfield Renewable has significant influence through its position in the business, and the results of operations have been included in the audited annual consolidated financial statements since the date of investment.
Powen
In February 2022, Brookfield Renewable, together with institutional partners, acquired an initial 16% interest in a DG solar development business in Spain and Mexico with approximately 700 MW of operating and development assets for $22 million ($6 million net to Brookfield Renewable). During the course of 2022, Brookfield Renewable, together with institutional partners, subscribed for additional shares for $34 million ($7 million net to Brookfield Renewable). This subscription increased our interest to approximately 32% (6% net to Brookfield Renewable)
In the second and third quarter of 2023, Brookfield Renewable, together with its institutional partner, subscribed for additional shares in Powen for $49 million ($10 million net to Brookfield Renewable). These subscriptions increased the total interest in Powen to 44% (8.8% net to Brookfield Renewable). Refer to Note 19 - Equity-accounted investments for more details.
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
California Resources Corporation
On August 3, 2022, Brookfield Renewable, together with its institutional partners, formed a joint venture with California Resources Corporation (“CRC”) to establish a Carbon Management Business that will develop carbon capture and storage in California. Brookfield Renewable, together with its institutional partners, has committed to invest up to $500 million to fund the development of identified carbon capture and storage projects in California. This includes an initial investment of approximately $137 million, of which $48 million was deployed during the year ended December 31, 2022, which includes a put option that offers strong downside protection at a pre-determined rate of return. Brookfield Renewable holds an approximate 10% economic interest.
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

F - 39

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
The purchase price allocation, at fair value, as at December 31, 2021, with respect to the business combinations are as follows:

(MILLIONS)	Oregon Wind Portfolio	U.S. Distributed Generation Portfolio	Total
Cash and cash equivalents	$1	$1	$2
Restricted cash	49	5	54
Trade receivables and other current assets	28	23	51
Property, plant and equipment	1,643	723	2,366
Current liabilities	(10)	(6)	(16)
Current portion of non-recourse borrowings	(74)	(7)	(81)
Financial instruments	(16)	—	(16)
Non-recourse borrowings	(761)	(133)	(894)
Provisions	(83)	(16)	(99)
Other long-term liabilities	(33)	(23)	(56)
Fair value of net assets acquired	744	567	1,311
Goodwill	—	117	117
Total fair value of net assets acquired including goodwill, net of non-controlling interests	$744	$684	$1,428
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
In the first quarter of 2022, Brookfield Renewable, together with its institutional partner, subscribed for additional shares in Polenergia. This subscription increased the total interest in Polenergia to 32% (8% net to Brookfield Renewable).

F - 40

4. DISPOSAL OF ASSETS
On March 17, 2023, Brookfield Renewable’s institutional partners completed the sale of a 78% interest in a 378 MW operating hydroelectric portfolio in the U.S., of which 28% was sold to affiliates of Brookfield Corporation. Brookfield Renewable retained its 22% interest in the investment and accordingly, did not receive any proceeds from the sale. Subsequent to the completion of the sale, Brookfield Renewable no longer consolidates this investment and recognized its interest as an equity-accounted investment. As a result of the disposition, Brookfield Renewable derecognized $667 million of total assets and $191 million of total liabilities from the consolidated statements of financial position. Brookfield Renewable’s post-tax portion of the accumulated revaluation surplus of $34 million was reclassified from accumulated other comprehensive income directly to equity and presented as a Disposals item in the consolidated statements of changes in equity.
On May 17, 2023, Brookfield Renewable, together with its institutional partners, completed the sale of wind assets in the U.S. that were acquired in 2022 for proceeds of approximately $217 million ($14 million net to Brookfield Renewable) net of transaction fees. There was no gain or loss on disposition recognized in the consolidated statements of income (loss) as a result of the disposition. Brookfield Renewable derecognized $246 million of total assets, $155 million of total liabilities, and non-controlling interest of $23 million from the consolidated statements of financial position.
On September 20, 2023, Brookfield Renewable, together with its institutional partners, completed the sale of its 100% interest in a 95 MW portfolio of wind assets in Uruguay for proceeds of approximately $112 million ($65 million net to Brookfield Renewable) net of transaction fees. As a result of the disposition, Brookfield Renewable derecognized $238 million of total assets and $193 million of total liabilities from the consolidated statements of financial position. As a result of the disposition, accumulated other comprehensive income of $5 million was reclassified to profit and loss. This resulted in a gain on disposition of $72 million ($42 million net to Brookfield Renewable) recognized within Other income in the consolidated statements of income (loss).
On September 20, 2023, Brookfield Renewable, together with its institutional partners, completed the sale of its 100% interest in a 26 MW solar asset in Uruguay for proceeds of approximately $41 million ($13 million net to Brookfield Renewable). As a result of the disposition, Brookfield Renewable derecognized $43 million of total assets, and $1 million of total liabilities from the consolidated statements of financial position. As a result of the disposition, Brookfield Renewable's post-tax portion of the accumulated revaluation surplus of $13 million was reclassified from accumulated other comprehensive income directly to equity and presented as a Disposals item in the consolidated statements of changes in equity.
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

F - 41

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
Impact of a 5% change in the market price of electricity, on outstanding energy derivative contracts and IFRS 9 PPAs, for the year ended December 31:

	Effect on net income(1)			Effect on OCI(1)
(MILLIONS)	2023	2022	2021	2023	2022	2021
5% increase	$(62)	$(76)	$(37)	$(23)	$(36)	$(21)
5% decrease	62	75	40	23	36	22
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
Impact of a 5% change in U.S. dollar exchange rates, on outstanding foreign exchange swaps, for the year ended December 31:

	Effect on net income(1)			Effect on OCI(1)
(MILLIONS)	2023	2022	2021	2023	2022	2021
5% increase	$29	$27	$29	$307	$96	$95
5% decrease	(29)	(27)	(29)	(307)	(96)	(95)
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
Brookfield Renewable will enter into interest rate swaps designed to minimize the exposure to interest rate fluctuations on its variable-rate debt. Fluctuations in interest rates could impact Brookfield Renewable’s cash flows,

F - 42

primarily with respect to the interest payable against Brookfield Renewable’s variable rate debt, which is limited to certain non-recourse borrowings with a total principal value of $11,574 million (2022: $7,823 million). Of this principal value, $4,681 million (2022: $3,396 million) has been fixed through the use of interest rate contracts. The fair values of the recognized asset and liability for the interest rate swaps were calculated using a valuation model with observable interest rates.
The table below summarizes the impact of changes in the interest rate as at December 31. The impact is expressed in terms of the effect on income and OCI. The sensitivities are based on the assumption that the interest rate changes by 1% with all other variables held constant.
Impact of a 1% change in interest rates, on outstanding interest rate swaps, variable-rate debt and tax equity, for the year ended December 31:

	Effect on net income(1)			Effect on OCI(1)
(MILLIONS)	2023	2022	2021	2023	2022	2021
1% increase	$(129)	$20	$15	$148	$112	$114
1% decrease	130	(20)	(16)	(156)	(118)	(124)
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
Brookfield Renewable minimizes credit risk with counterparties through the selection, monitoring and diversification of counterparties, the use of standard trading contracts, and other credit risk mitigation techniques. In addition, Brookfield Renewable’s power purchase agreements are reviewed regularly and the majority are with customers having long standing credit histories or investment grade ratings, which limit the risk of non-collection. See Note 22 – Trade receivables and other current assets, for additional details regarding Brookfield Renewable’s trade receivables balance.
The maximum credit exposure at December 31 was as follows:

(MILLIONS)	2023	2022
Trade receivables and other short-term receivables	$923	$883
Long-term receivables	382	235
Financial instrument assets(1)	400	390
Due from related parties(1)	1,578	251
Contract asset(1)	375	395
	$3,658	$2,154
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

F - 43

CASH OBLIGATIONS
The table below classifies the cash obligations related to Brookfield Renewable’s liabilities into relevant maturity groupings based on the remaining period from the statement of financial position dates to the contractual maturity date.

AS AT DECEMBER 31, 2023 (MILLIONS)	< 1 year	2-5 years	> 5 years	Total
Accounts payable and accrued liabilities	$1,197	$—	$—	$1,197
Financial instrument liabilities(1)	401	871	1,010	2,282
Due to related parties	835	705	—	1,540
Other long-term liabilities – concession payments	1	4	11	16
Lease liabilities(1)	41	193	534	768
Corporate borrowings(1)	183	679	1,981	2,843
Non-recourse borrowings(1)	4,752	9,474	12,794	27,020
Interest payable on borrowings(2)	2,651	7,123	6,977	16,751
Total	$10,061	$19,049	$23,307	$52,417

AS AT DECEMBER 31, 2022 (MILLIONS)	< 1 year	2-5 years	> 5 years	Total
Accounts payable and accrued liabilities	$1,086	$—	$—	$1,086
Financial instrument liabilities(1)	559	1,018	652	2,229
Due to related parties	586	1	—	587
Other long-term liabilities – concession payments	2	6	12	20
Lease liabilities(1)	30	116	413	559
Corporate borrowings(1)	249	664	1,643	2,556
Non-recourse borrowings(1)	2,027	7,904	12,390	22,321
Interest payable on borrowings(2)	1,368	4,141	4,663	10,172
Total	$5,907	$13,850	$19,773	$39,530
(1)Includes both the current and long-term amounts.
(2)Represents aggregate interest payable expected to be paid over the entire term of the obligations, if held to maturity. Variable rate interest payments have been calculated based on estimated interest rates.
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

F - 44

The following table presents Brookfield Renewable's assets and liabilities including energy derivative contracts, IFRS 9 PPAs, interest rate swaps, foreign exchange swaps and tax equity measured and disclosed at fair value classified by the fair value hierarchy:

(MILLIONS)	Level 1	Level 2	Level 3	2023	2022
Assets measured at fair value:
Cash and cash equivalents	$1,141	$—	$—	$1,141	$998
Restricted cash(1)	391	—	—	391	191
Financial instrument assets(1)
IFRS 9 PPAs	—	—	50	50	2
Energy derivative contracts	—	90	—	90	37
Interest rate swaps	—	233	—	233	335
Foreign exchange swaps	—	27	—	27	16
Tax equity	—	—	27	27	—
Investments in debt and equity securities	—	46	1,494	1,540	1,235
Property, plant and equipment	—	—	64,005	64,005	54,283
Liabilities measured at fair value:
Financial instrument liabilities(1)
IFRS 9 PPAs(2)	—	(56)	(742)	(798)	(668)
Energy derivative contracts	—	(82)	—	(82)	(238)
Interest rate swaps	—	(105)	—	(105)	(82)
Foreign exchange swaps	—	(353)	—	(353)	(110)
Tax equity	—	—	(1,782)	(1,782)	(1,131)
Contingent consideration(3)	—	—	(92)	(92)	(68)
Liabilities for which fair value is disclosed:
Corporate borrowings(1)	(2,731)	—	—	(2,731)	(2,362)
Non-recourse borrowings(1)	(2,116)	(24,723)	—	(26,839)	(21,117)
Total	$(3,315)	$(24,923)	$62,960	$34,722	$31,253
(1)Includes both the current amount and long-term amount.
(2)During the year ended December 31, 2023 $56 million (2022: nil) was transferred from Level 3 to Level 2.
(3)Amount relates to business combination completed in 2022 and 2023 with obligations lapsing from 2024 to 2027.

F - 45

Financial instruments disclosures
Financial assets and liabilities are offset with the net amount reported in the Consolidated Statements of Financial Position, where Brookfield Renewable currently has a legally enforceable right to offset and there is an intention to settle on a net basis or realize the asset and settle the liability simultaneously. The aggregate amount of Brookfield Renewable’s net financial instrument positions as at December 31 are as follows:

	Financial Instruments Assets				Financial Instruments Liabilities
		Instruments not designated as hedges				Instruments not designated as hedges
(MILLIONS)	Instruments designated as hedges	Fair value through profit & loss	Fair value through OCI	Total	Instruments designated as hedges	Fair value through profit & loss	Fair value through OCI	Total	Net Assets (Liabilities)
IFRS 9 PPAs	—	$2	$—	$2	$(94)	$(574)	$—	$(668)	$(666)
Energy derivative contracts	12	$25	$—	$37	$(37)	$(201)	$—	$(238)	$(201)
Interest rate swaps	284	51	—	335	(15)	(67)	—	(82)	253
Foreign exchange swaps	14	2	—	16	(90)	(20)	—	(110)	(94)
Investments in debt and equity securities	—	1,010	225	1,235	—	—	—	—	1,235
Tax equity	—	—	—	—	—	(1,131)	—	(1,131)	(1,131)
Balance, as at December 31, 2022	$310	$1,090	$225	$1,625	$(236)	$(1,993)	$—	$(2,229)	$(604)
Less: current portion				(125)				559	434
Long-term portion				$1,500				$(1,670)	$(170)

IFRS 9 PPAs	$39	$11	$—	$50	$(71)	$(727)	$—	$(798)	$(748)
Energy derivative contracts	96	(6)	—	90	—	(82)	—	(82)	8
Interest rate swaps	181	52	—	233	(33)	(72)	—	(105)	128
Foreign exchange swaps	27	—	—	27	(325)	(28)	—	(353)	(326)
Investments in debt and equity securities	—	1,403	137	1,540	—	—	—	—	1,540
Tax equity	—	27	—	27	—	(1,782)	—	(1,782)	(1,755)
Balance, as at December 31, 2023	$343	$1,487	$137	$1,967	$(429)	$(2,691)	$—	$(3,120)	$(1,153)
Less: current portion				(199)				687	488
Long-term portion				$1,768				$(2,433)	$(665)

F - 46

The following table presents the change in Brookfield Renewable’s total net financial instrument asset position as at and for the year ended December 31:

(MILLIONS)	Balance as at Dec 31, 2022 asset (liability)	Changes in fair value recognized in OCI(1)	Changes in fair value (hedge ineffectiveness)(2)	Changes in fair value on financial instruments through profit and loss(2)	Amounts reclassified from OCI to income	Acquisitions, settlements and other	Foreign exchange gain (loss)	Balance as at Dec 31, 2023 asset (liability)
IFRS 9 PPAs(3)	$(666)	$54	$(6)	$74	$13	$(217)	$—	$(748)
Energy derivative contracts	(201)	220	(3)	89	(110)	13	—	8
Interest rate swaps	253	(20)	—	33	(90)	(47)	(1)	128
Foreign exchange swaps	(94)	(128)	—	(1)	—	(103)	—	(326)
Investments in debt and equity securities	1,235	8	—	119	—	182	(4)	1,540
Tax equity	(1,131)	—	—	243	—	(867)	—	(1,755)
	$(604)	$134	$(9)	$557	$(187)	$(1,039)	$(5)	$(1,153)
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
(3)Level 3 power purchase agreements accounted for as energy derivatives that are either designated as a hedge or not designated as a hedge.

(MILLIONS)	Balance as at Dec 31, 2021 asset (liability)	Changes in fair value recognized in OCI(1)	Changes in fair value (hedge ineffectiveness)(2)	Changes in fair value on derivatives not designated in hedge relationships(2)	Amounts reclassified from OCI to income	Acquisitions, settlements and other	Foreign exchange gain (loss)	Balance as at Dec 31, 2022 asset (liability)
IFRS 9 PPAs(3)	$(20)	$(75)	$(13)	$(216)	$22	$(364)	$—	$(666)
Energy derivative contracts	(151)	(117)	2	(134)	142	57	—	(201)
Interest rate swaps	(188)	331	5	85	5	18	(3)	253
Foreign exchange swaps	(24)	(56)	—	89	—	(103)	—	(94)
Investments in debt and equity securities	195	(11)	—	13	—	1,046	(8)	1,235
Tax equity	(455)	—	—	115	—	(791)	—	(1,131)
	$(643)	$72	$(6)	$(48)	$169	$(137)	$(11)	$(604)
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

F - 47

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
(b)Investments in debt and equity securities
Brookfield Renewable's investments in debt and equity securities are classified as FVPL, FVOCI and amortized cost. Refer to Note 1(l) – Basis of preparation and material accounting policy information – Financial instruments.
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
For the year ended December 31, 2023, gains of $119 million relating to energy derivative contracts were realized and reclassified from OCI to the consolidated statements of income (loss) (2022: $146 million and 2021: $25 million).
Based on market prices as of December 31, 2023, unrealized losses of $49 million (2022: $37 million loss and 2021: $72 million loss) recorded in accumulated other comprehensive income (“AOCI”) on energy derivative contracts are expected to be settled or reclassified into income in the next twelve months. The actual amount reclassified from AOCI, however, could vary due to future changes in market prices.
The following table summarizes the energy derivative contracts designated as hedging instruments:

Energy derivative contracts and IFRS 9 PPAs	December 31, 2023	December 31, 2022
Carrying amount (asset/(liability))	64	(116)
Notional amount – GWh	26,083	13,674
Weighted average hedged rate for the year ($/MWh)	50	58
Maturity dates	2024-2044	2023-2038
Hedge ratio	1:1	1:1
Change in discounted spot value of outstanding hedging instruments	152	(90)
Change in value of hedged item used to determine hedge effectiveness	(118)	64
There is nil of hedge ineffectiveness losses recognized within foreign exchange and financial instruments gain (loss) in the consolidated statements of income (loss) related to energy derivative contracts (cash flow hedges) for the year ended December 31, 2023 (2022: $18 million loss and 2021: $7 million loss).
(d)Interest rate hedges
Brookfield Renewable has entered into interest rate hedge contracts primarily to minimize exposure to interest rate fluctuations on its variable-rate debt or to lock in interest rates on future debt refinancing. All interest rate hedge contracts are recorded in the consolidated financial statements at fair value.

F - 48

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
The hedge ineffectiveness can arise from:
•Different interest rate curves being applied to discount the hedged item and hedging instrument
•Differences in timing of cash flows of the hedged item and hedging instrument
•The counterparties’ credit risk having an asymmetrical impact on the fair value movements of the hedging instrument and hedged item
As at December 31, 2023, agreements with a total notional exposure of $4,389 million were outstanding (2022: $3,621 million) including $718 million (2022: $701 million) associated with agreements that are not formally designated as hedging instruments. The weighted-average fixed interest rate resulting from these agreements is (1.0)% (2022: 2.9%).
For the year ended December 31, 2023, net movements relating to cash flow hedges realized and reclassified from OCI to interest expense in the consolidated statements of income (loss) were $3 million losses (2022: $2 million losses and 2021: $18 million losses).
Based on market prices as of December 31, 2023, unrealized losses of $53 million (2022: $50 million and 2021: $41 million) recorded in AOCI on interest rate swaps are expected to be settled or reclassified into income in the next twelve months. The actual amount reclassified from AOCI, however, could vary due to future changes in market rates.
The following table summarizes the interest rate hedges designated as hedging instruments:

Interest rate hedges	December 31, 2023	December 31, 2022
Carrying amount (asset/(liability))	148	269
Notional amount – $	1,633	803
Notional amount – C$(1)	326	349
Notional amount – €(1)	1,204	1,315
Notional amount – £(1)	312	296
Notional amount – COP(1)	196	157
Maturity dates	2024-2061	2023-2061
Hedge ratio	1:1	1:1
Change in discounted spot value of outstanding hedging instruments	(124)	333
Change in value of hedged item used to determine hedge effectiveness	124	(328)
(1)Notional amounts of foreign currency denominated interest rate hedges are presented at the U.S. dollar equivalent value based on the December 31, 2023 foreign currency spot rate.
The hedge ineffectiveness loss recognized within foreign exchange and financial instruments gain (loss) in the consolidated statements of income (loss) related to interest rate contracts (cash flow hedges) for the year ended December 31, 2023 was nil (2022: $5 million and 2021: $17 million).
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

F - 49

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
As at December 31, 2023, agreements with a total notional exposure of $6,690 million were outstanding (2022: $3,669 million) including $565 million (2022: $1,804 million) associated with agreements that are not formally designated as hedging instruments.
There are no unrealized gains or losses recorded in AOCI on foreign exchange swaps that are expected to be settled or reclassified into income in the next twelve months (2022: nil and 2021: nil). The actual amount reclassified from AOCI, however, could vary due to future changes in market rates.
The following table summarizes the foreign exchange swaps designated as hedging instruments:

Foreign exchange swaps	December 31, 2023	December 31, 2022
Carrying amount (asset/(liability))	(298)	(76)
Notional amount for hedges of the Colombian Peso(1)	2,602	601
Notional amount for hedges of the euro(1)	644	302
Notional amount for hedges of the British pounds sterling(1)	818	76
Notional amount for hedges of the Chinese yuan(1)	701	575
Notional amount for hedges of the Indian rupee(1)	710	128
Notional amount for hedges of the Brazilian real(1)	607	79
Notional amount for hedges of other currencies(1)	43	104
Maturity date	2024 - 2027	2023 - 2024
Hedge ratio	1:1	1:1
Weighted average hedged rate for the year:
COP/$ foreign exchange forward contracts	4,642	5,038
€/$ foreign exchange forward contracts	0.99	0.99
£/$ foreign exchange forward contracts	0.80	0.83
CNY/$ foreign exchange forward contracts	6.92	7.05
INR/$ foreign exchange forward contracts	86	83
BRL/$ foreign exchange forward contracts	5.37	5.69
(1)Notional amounts expressed in millions of U.S. dollars

F - 50

The following table presents a reconciliation of the limited partners’ equity reserves impacted by financial instruments:

(MILLIONS)	Cash flow hedges	Investments in equity securities	Foreign currency translation
Balance, as at December 31, 2021	$(48)	$4	$(842)
Effective portion of changes in fair value arising from:
Energy derivative contracts	7	—	—
Interest rate swaps	52	—	—
Foreign exchange swaps	—	—	10
Amount reclassified to profit or loss	37	—	—
Foreign currency revaluation of designated borrowings	—	—	68
Foreign currency revaluation of net foreign operations	—	—	(74)
Valuation of investments in equity securities designated FVOCI	—	(3)	—
Tax effect	(29)	—	(5)
Other	(2)	—	(2)
Balance, as at December 31, 2022	$17	$1	$(845)
Effective portion of changes in fair value arising from:
Energy derivative contracts	4	—	—
Interest rate swaps	54	—	—
Foreign exchange swaps	(8)	—	(8)
Amount reclassified to profit or loss	(28)	—	—
Foreign currency revaluation of designated borrowings	—	—	(77)
Foreign currency revaluation of net foreign operations	—	—	232
Tax effect	(4)	—	—
Other	1	—	(3)
Balance, as at December 31, 2023	$36	$1	$(701)

F - 51

6. SEGMENTED INFORMATION
Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the business, manage operations, and allocate resources based on the type of technology.
Brookfield Renewable operations are segmented by – 1) hydroelectric, 2) wind, 3) utility-scale solar, 4) distributed energy and storage (distributed generation and pumped storage), 5) sustainable solutions (renewable natural gas, carbon capture and storage, recycling, cogeneration biomass, nuclear services, and power transformation), and 6) corporate - with hydroelectric further segmented by geography (i.e., North America, Colombia, and Brazil). This best reflects the way in which the CODM reviews results of our company.
The reporting to the CODM was revised during the year to disaggregate the distributed energy & sustainable solutions business into distributed energy & storage and sustainable solutions. This change is consistent with the development of Brookfield Renewable’s business as distributed generation and sustainable solutions continue to grow as a more significant component of the business. The financial information of operating segments in the prior period has been restated to present the corresponding results of the distributed energy & storage and sustainable solutions.
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
The accounting policies of the reportable segments are the same as those described in Note 1 – Basis of preparation and material accounting policy information. Brookfield Renewable analyzes the performance of its operating segments based on Funds From Operations. Funds From Operations is not a generally accepted accounting measure under IFRS and therefore may differ from definitions of Funds From Operations used by other entities, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”).

F - 52

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

F - 53

The following table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable’s proportionate results to the consolidated statements of income (loss) on a line-by-line basis by aggregating the components comprising the earnings from Brookfield Renewable’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the year ended December 31, 2023:

	Attributable to Unitholders									Contribution from equity-accounted investments	Attributable to non-controlling interests and other(1)	As per IFRS financials(2)
	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Revenues	$1,029	$240	$293	$511	$365	$241	$147	$—	$2,826	$(234)	$2,446	$5,038
Other income	22	5	6	146	106	20	19	88	412	(81)	340	671
Direct operating costs	(381)	(73)	(124)	(164)	(99)	(81)	(105)	(29)	(1,056)	110	(987)	(1,933)
Share of revenue, other income and direct operating costs from equity-accounted investments	—	—	—	—	—	—	—	—	—	205	—	205
	670	172	175	493	372	180	61	59	2,182	—	1,799
Management service costs	—	—	—	—	—	—	—	(205)	(205)	—	—	(205)
Interest expense	(266)	(19)	(82)	(105)	(110)	(43)	(6)	(114)	(745)	33	(915)	(1,627)
Current income taxes	(2)	(7)	(17)	(6)	(1)	(4)	(3)	—	(40)	7	(95)	(128)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	(41)	(41)	—	—	(41)
Preferred equity	—	—	—	—	—	—	—	(27)	(27)	—	—	(27)
Perpetual subordinated notes	—	—	—	—	—	—	—	(29)	(29)	—	—	(29)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	—	—	—	(40)	—	(40)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(789)	(789)
Funds From Operations	402	146	76	382	261	133	52	(357)	1,095	—	—
Depreciation												(1,852)
Foreign exchange and financial instrument gain												502
Deferred income tax recovery												176
Other												(212)
Share of earnings from equity-accounted investments												21
Net income attributable to non-controlling interests												170
Net loss attributable to Unitholders(3)												$(100)
(1)Amounts attributable to non-controlling interests and other includes certain non-recurring other income items. Refer to Note 7 - Other Income.
(2)Share of earnings from equity-accounted investments of $186 million is comprised of amounts found on the Share of revenue, other income and direct operating costs, Share of interest and cash taxes and Share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $619 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.
(3)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity, preferred equity, and perpetual subordinated notes.

F - 54

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

	Attributable to Unitholders									Contribution from equity-accounted investments	Attributable to non-controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Revenues	$964	$197	$273	$538	$374	$242	$48	$—	$2,636	$(188)	$2,263	4,711
Other income	15	22	10	56	90	23	3	73	292	(19)	(137)	136
Direct operating costs	(376)	(52)	(82)	(164)	(102)	(76)	(43)	(31)	(926)	86	(594)	(1,434)
Share of revenue, other income and opex from equity-accounted investments	—	—	—	—	—	—	—	—	—	121	7	128
	603	167	201	430	362	189	8	42	2,002	—	1,539
Management service costs	—	—	—	—	—	—	—	(243)	(243)	—	—	(243)
Interest expense	(185)	(20)	(57)	(96)	(102)	(40)	(2)	(94)	(596)	19	(647)	(1,224)
Current income taxes	(6)	(9)	(27)	(8)	(7)	(1)	—	(1)	(59)	10	(99)	(148)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	(44)	(44)	—	—	(44)
Preferred equity	—	—	—	—	—	—	—	(26)	(26)	—	—	(26)
Perpetual subordinated notes	—	—	—	—	—	—	—	(29)	(29)	—	—	(29)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	—	—	—	(29)	(8)	(37)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(785)	(785)
Funds From Operations	412	138	117	326	253	148	6	(395)	1,005	—	—
Depreciation												(1,583)
Foreign exchange and financial instrument loss												(133)
Deferred income tax recovery												150
Other												(190)
Share of earnings from equity-accounted investments												5
Net income attributable to non-controlling interests												451
Net loss attributable to Unitholders(2)												$(295)
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

F - 55

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

	Attributable to Unitholders									Contribution from equity-accounted investments	Attributable to non-controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Revenues	$876	$169	$224	$556	$348	$215	$27	$—	$2,415	$(163)	$1,844	4,096
Other income	42	36	14	126	39	—	3	41	301	(11)	14	304
Direct operating costs	(349)	(50)	(79)	(171)	(89)	(55)	(17)	(30)	(840)	75	(600)	(1,365)
Share of revenue, other income and direct operating costs from equity-accounted investments	—	—	—	—	—	—	—	—	—	99	43	142
	569	155	159	511	298	160	13	11	1,876	—	1,301
Management service costs	—	—	—	—	—	—	—	(288)	(288)	—	—	(288)
Interest expense	(158)	(20)	(28)	(106)	(111)	(30)	(8)	(78)	(539)	29	(471)	(981)
Current income taxes	(2)	(4)	(3)	(9)	(2)	(2)	—	—	(22)	3	(24)	(43)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	(55)	(55)	—	—	(55)
Preferred equity	—	—	—	—	—	—	—	(26)	(26)	—	—	(26)
Perpetual subordinated notes	—	—	—	—	—	—	—	(12)	(12)	—	—	(12)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	—	—	—	(32)	(33)	(65)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(773)	(773)
Funds From Operations	409	131	128	396	185	128	5	(448)	934	—	—
Depreciation												(1,501)
Foreign exchange and financial instrument loss												(32)
Deferred income tax recovery												29
Other												(307)
Share of earnings from equity-accounted investments												(55)
Net income attributable to non-controlling interests												564
Net loss attributable to Unitholders(2)												$(368)
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

F - 56

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

	Attributable to Unitholders									Contribution from equity-accounted investments	Attributable to non-controlling interests	As per IFRS financials
	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
As at December 31, 2023
Cash and cash equivalents	$77	$20	$12	$225	$123	$50	$30	$3	$540	$(85)	$686	$1,141
Property, plant and equipment	15,134	1,694	2,490	6,024	3,635	2,386	341	—	31,704	(1,578)	33,879	64,005
Total assets	16,143	1,880	2,738	6,802	4,518	2,842	1,540	257	36,720	(1,529)	40,937	76,128
Total liabilities	9,231	531	1,645	4,727	3,484	1,705	1,126	3,159	25,608	(1,529)	22,070	46,149
As at December 31, 2022
Cash and cash equivalents	$55	$15	$14	$150	$139	$61	$11	$—	$445	$(43)	$596	$998
Property, plant and equipment	15,331	1,743	1,826	4,853	3,046	2,110	227	—	29,136	(1,165)	26,312	54,283
Total assets	16,971	1,880	2,036	5,565	3,520	2,416	378	581	33,347	(587)	31,351	64,111
Total liabilities	9,456	892	625	3,709	2,874	1,322	113	2,827	21,818	(577)	16,584	37,825

F - 57

Geographical Information
The following table presents consolidated revenue split by reportable segment for the year ended December 31:

(MILLIONS)	2023	2022	2021
Hydroelectric
North America	$1,135	$1,211	$1,044
Brazil	269	181	177
Colombia	1,285	1,135	929
	2,689	2,527	2,150
Wind	1,213	1,146	1,074
Utility-scale solar	751	700	563
Distributed energy & storage	350	298	267
Sustainable solutions	35	40	42
Total	$5,038	$4,711	$4,096
The following table presents consolidated property, plant and equipment and equity-accounted investments split by geography:

(MILLIONS)	December 31, 2023	December 31, 2022
United States	$34,303	$29,056
Colombia	10,585	8,264
Canada	7,483	7,560
Brazil	5,622	4,754
Europe	5,046	3,963
Asia	3,320	1,932
Other	192	146
	$66,551	$55,675

7. OTHER INCOME
Brookfield Renewable’s other income for the year ended December 31 is comprised of the following:

(MILLIONS)	2023	2022	2021
Interest and other investment income	$107	$68	$59
Gain on regulatory and contract settlement	22	43	35
Gain on disposition of non core assets and development assets	72	—	202
Other(1)	470	25	8
	$671	$136	$304
(1)During the year ended December 31, 2023, Brookfield Renewable’s application of the acquisition method for it’s completed investments resulted in the recognition of net assets at a fair value that exceeded consideration transferred. The difference in value of $370 million was recorded within other income in the consolidated statements of income (loss). Refer to Note 3 - Acquisitions for more details.

F - 58

8. DIRECT OPERATING COSTS
Brookfield Renewable’s direct operating costs for the year ended December 31 are comprised of the following:

(MILLIONS)	Notes	2023	2022	2021
Fuel and power purchases(1)(2)		$(574)	$(400)	$(390)
Salaries and benefits		(464)	(325)	(293)
Operations and maintenance		(347)	(309)	(285)
Water royalties, property taxes and other regulatory fees		(238)	(205)	(201)
Insurance		(72)	(71)	(68)
Professional fees		(122)	(59)	(56)
Other related party services	28	(5)	(1)	(8)
Other		(111)	(64)	(64)
		$(1,933)	$(1,434)	$(1,365)
(1)Fuel and power purchases are primarily attributable to our portfolio in Colombia.
(2)Includes $80 million in 2021 relating to the Texas winter storm event which reflect the cost of acquiring energy to cover our contractual obligations for our wind assets that were not generating during the period due to freezing conditions, net of hedging initiatives.
Direct operating costs exclude depreciation expense of $1,852 million (2022: $1,583 million and 2021: $1,501 million) which is presented separately.
9. OTHER
Brookfield Renewable’s other for the year ended December 31 is comprised of the following:

(MILLIONS)	Notes	2023	2022	2021
Change in fair value of property, plant and equipment		$(164)	$(61)	$(63)
Amortization of service concession assets		(11)	(15)	(14)
Transaction costs		(5)	(2)	(8)
Legal provisions	27	—	(6)	(58)
Other		(32)	(106)	(164)
		$(212)	$(190)	$(307)

10. FOREIGN CURRENCY TRANSLATION
Brookfield Renewable’s foreign currency translation for the year ended December 31 shown in the consolidated statements of comprehensive income is comprised of the following:

(MILLIONS)	Notes	2023	2022	2021
Foreign currency translation on
Property, plant and equipment, at fair value	12	$2,798	$(2,011)	$(1,510)
Goodwill	17	150	(131)	(121)
Borrowings	13	(818)	975	436
Deferred income tax liabilities and assets	11	(698)	526	318
Other assets and liabilities		(115)	(6)	18
		$1,317	$(647)	$(859)

F - 59

11. INCOME TAXES
The major components of income tax recovery (expense) for the year ended December 31 are as follows:

(MILLIONS)	2023	2022	2021
Income tax recovery (expense) applicable to:
Current taxes
Attributed to the current period	$(128)	$(148)	$(43)
Deferred taxes
Income taxes – origination and reversal of temporary differences	193	125	160
Relating to change in tax rates / imposition of new tax laws	—	10	(147)
Relating to unrecognized temporary differences and tax losses	(17)	15	16
	176	150	29
Total income tax recovery (expense)	$48	$2	$(14)
The major components of deferred income tax (expense) recovery for the year ended December 31 recorded directly to other comprehensive income are as follows:

(MILLIONS)	2023	2022	2021
Deferred income taxes attributed to:
Financial instruments designated as cash flow hedges	$(15)	$(75)	$3
Other	5	(17)	(13)
Revaluation surplus
Origination and reversal of temporary differences	77	(881)	(1,003)
Relating to changes in tax rates / imposition of new tax laws	1	34	(159)
	$68	$(939)	$(1,172)
Brookfield Renewable’s effective income tax recovery (expense) for the year ended December 31 is different from its recovery at its statutory income tax rate due to the differences below:

(MILLIONS)	2023	2022	2021
Statutory income tax recovery (expense)(1)	$(165)	$(38)	$14
Reduction (increase) resulting from:
Decrease in tax assets not recognized	(11)	(10)	(5)
Differences between statutory rate and future tax rate and tax rate changes	—	10	(147)
Non-controlling interest	98	20	2
Subsidiaries’ income taxed at different rates	125	29	127
Other	1	(9)	(5)
Effective income tax recovery (expense)	$48	$2	$(14)
(1)Statutory income tax expense is calculated using domestic rates applicable to the profits in the relevant country.
The above reconciliation has been prepared by aggregating the information for all of Brookfield Renewable’s subsidiaries using the domestic rate in each tax jurisdiction.
Brookfield Renewable’s effective income tax rate was (8.5)% for the year ended December 31, 2023 (2022: (1.5)% and 2021: (26.9)%). The effective tax rate is different than the statutory rate primarily due to rate differentials, legislative changes in tax rates during the year, changes in tax assets not recognized and non-controlling interests’ income not subject to tax.

F - 60

The following table details the expiry date, if applicable, of the unrecognized deferred tax assets as at December 31:

(MILLIONS)	2023	2022	2021
Less than four years	$12	$9	$5
Thereafter	166	144	138
The deferred tax assets and liabilities of the following temporary differences have been recognized in the consolidated financial statements for the year ended December 31:

(MILLIONS)	Non-capital losses	Difference between tax and carrying value	Net deferred tax (liabilities) assets
As at January 1, 2021	$1,140	$(6,450)	$(5,310)
Recognized in net income	23	6	29
Recognized in equity	8	(1,068)	(1,060)
Business combination	(28)	33	5
Foreign exchange	6	312	318
As at December 31, 2021	1,149	(7,167)	(6,018)
Recognized in net income	132	18	150
Recognized in equity	—	(947)	(947)
Business combination	—	(42)	(42)
Foreign exchange	(8)	534	526
As at December 31, 2022	1,273	(7,604)	(6,331)
Recognized in net income	101	75	176
Recognized in equity	—	113	113
Business combination	78	(268)	(190)
Foreign exchange	6	(704)	(698)
As at December 31, 2023	$1,458	$(8,388)	$(6,930)

The deferred income tax liabilities include $6,885 million (2022: $6,914 million and 2021: $6,082 million) of liabilities which relate to property, plant and equipment revaluations included in equity.
The unrecognized taxable temporary difference attributable to Brookfield Renewable’s interest in its subsidiaries, branches, associates, and joint ventures is $5,203 million (2022: $6,028 million and 2021: $5,856 million).

F - 61

12. PROPERTY, PLANT AND EQUIPMENT, AT FAIR VALUE
The following table presents a reconciliation of property, plant and equipment at fair value:

(MILLIONS)	Notes	Hydroelectric	Wind	Solar	Other(1)	Total
Property, plant and equipment, at fair value
As at December 31, 2021		$31,513	$9,115	$7,389	$188	$48,205
Additions, net(2)		5	(194)	(65)	(7)	(261)
Transfer from construction work-in-progress		183	911	1,071	7	2,172
Acquisitions through business combinations	3	—	1,418	495	—	1,913
Disposals		(97)	—	—	—	(97)
Transfer to assets held for sale		(677)	—	—	—	(677)
Items recognized through OCI:
Change in fair value		2,490	779	(31)	77	3,315
Foreign exchange	10	(1,634)	(178)	(191)	7	(1,996)
Items recognized through net income:
Change in fair value		(2)	8	(44)	(2)	(40)
Depreciation	8	(613)	(557)	(385)	(28)	(1,583)
As at December 31, 2022		31,168	11,302	8,239	242	50,951
Additions(3)		5	60	394	—	459
Transfer from construction work-in-progress		154	934	851	2	1,941
Acquisitions through business combinations	3	—	3,177	1,980	—	5,157
Disposals(4)	4	—	—	(30)	(5)	(35)
Items recognized through OCI:
Change in fair value		(466)	367	28	(36)	(107)
Foreign exchange	10	2,435	113	178	9	2,735
Items recognized through net income:
Change in fair value		(7)	(13)	(164)	24	(160)
Depreciation	8	(643)	(716)	(454)	(39)	(1,852)
As at December 31, 2023		$32,646	$15,224	$11,022	$197	$59,089
Construction work-in-progress
As at December 31, 2021		$278	$295	$649	$5	$1,227
Additions, net		209	1,155	1,325	7	2,696
Transfer to property, plant and equipment		(183)	(911)	(1,071)	(7)	(2,172)
Acquisitions through business combinations		—	347	827	—	1,174
Transfer to assets held for sale		(8)	—	—	—	(8)
Items recognized through OCI:
Change in fair value		—	269	161	—	430
Foreign exchange	10	3	(23)	6	(1)	(15)
As at December 31, 2022		299	1,132	1,897	4	3,332
Additions		159	1,026	1,509	10	2,704
Transfer to property, plant and equipment		(154)	(934)	(851)	(2)	(1,941)
Acquisitions through business combinations	3	—	449	346	—	795
Items recognized through OCI:
Change in fair value		—	(60)	80	—	20
Foreign exchange	10	(3)	28	38	—	63
Items recognized through net income:
Change in fair value		(1)	(24)	(32)	—	(57)
As at December 31, 2023		$300	$1,617	$2,987	$12	$4,916
Total property, plant and equipment, at fair value
As at December 31, 2022(5)(6)		$31,467	$12,434	$10,136	$246	$54,283
As at December 31, 2023(5)(6)		$32,946	$16,841	$14,009	$209	$64,005
(1)Includes biomass and cogeneration.
(2)Includes fair value changes to decommissioning assets of nil (2022: $255 million).
(3)Includes adjustments to purchase price allocations. Refer to Note 3 - Acquisitions for more details.
(4)Relates to disposal of significant assets. See Note 4 - Disposal of assets for additional details.
(5)Includes right-of-use assets not subject to revaluation of $60 million (2022: $64 million) in hydroelectric, $284 million (2022: $242 million) in wind, $385 million (2022: $215 million) in solar and nil (2022: nil) in other.

F - 62

During the year ended December 31, 2023, Brookfield Renewable, together with its institutional partners, completed the acquisitions of the following investments. They are accounted for as asset acquisitions as they do not constitute business combinations under IFRS 3:
•A series of distributed generation assets in the U.S. totaling 99 MW, with $156 million of property, plant and equipment included in the consolidated statements of financial position at the acquisition date. Brookfield Renewable holds a 25% economic interest.
•A 48 MW portfolio of wind assets in China, with $53 million of property, plant and equipment included in the consolidated statements of financial position at the acquisition date. Brookfield Renewable holds a 25% economic interest.
•A 50 MW portfolio of wind assets in China, with $68 million of property, plant and equipment included in the consolidated statements of financial position at the acquisition date. Brookfield Renewable holds a 20% economic interest.
•A series of distributed generation assets in U.S. totaling 82 MW, with $86 million of property, plant and equipment included in the consolidated statements of financial position at the acquisition date. Brookfield Renewable holds a 20% economic interest.
•A 60 MW portfolio of operating solar facilities in Colombia, with $71 million of property, plant and equipment included in the consolidated statements of financial position at the acquisition date. The company holds a 23% economic interest.
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
Discount rates, terminal capitalization rates and terminal years used in the valuation methodology are provided in the following table:

	North America		Colombia		Brazil		Europe
	2023	2022	2023	2022	2023	2022	2023	2022
Discount rate(1)
Contracted	5.1% - 5.7%	4.9% - 5.4%	8.7%	8.5%	8.4%	8.2%	4.8%	4.4%
Uncontracted	6.3% - 7.0%	6.2% - 6.7%	10.0%	9.7%	9.7%	9.5%	4.8%	4.4%
Terminal capitalization rate(2)	4.4% - 5.0%	4.3% - 4.9%	8.0%	7.7%	N/A	N/A	N/A	N/A
Terminal year(3)	2046	2044	2043	2042	2053	2051	2037	2036
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
The following table summarizes the impact of a change in discount rates, electricity prices and terminal capitalization rates on the fair value of property, plant and equipment:

	2023
(MILLIONS)	North America	Colombia	Brazil	Europe	Total
25 bps increase in discount rates	$(1,400)	$(340)	$(120)	$(40)	$(1,900)
25 bps decrease in discount rates	1,550	380	130	40	2,100
5% increase in future energy prices	1,350	540	140	—	2,030
5% decrease in future energy prices	(1,340)	(540)	(140)	—	(2,020)
25 bps increase in terminal capitalization rate	(450)	(80)	—	—	(530)
25 bps decrease in terminal capitalization rate	500	90	—	—	590

F - 63

	2022
(MILLIONS)	North America	Colombia	Brazil	Europe	Total
25 bps increase in discount rates	$(1,530)	$(310)	$(110)	$(50)	$(2,000)
25 bps decrease in discount rates	1,650	260	110	50	2,070
5% increase in future energy prices	1,280	440	120	—	1,840
5% decrease in future energy prices	(1,270)	(440)	(120)	—	(1,830)
25 bps increase in terminal capitalization rate	(490)	(70)	—	—	(560)
25 bps decrease in terminal capitalization rate	540	80	—	—	620
Terminal values are included in the valuation of hydroelectric assets in the United States, Canada and Colombia. For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset plus a one-time 30-year renewal term for the majority of the hydroelectric assets. The weighted-average remaining duration of the authorization or useful life of a concession asset at December 31, 2023, including a one-time 30-year renewal for applicable hydroelectric assets, is 34 years (2022: 35 years). Consequently, there is no terminal value attributed to the hydroelectric assets in Brazil at the end of the authorization term.
The following table summarizes the percentage of total generation contracted under power purchase agreements as at December 31, 2023:

	North America	Colombia	Brazil	Europe
1 - 5 years	75%	61%	81%	100%
6 - 10 years	57%	29%	70%	76%
Thereafter	30%	3%	40%	47%
The following table summarizes average power prices from long-term power purchase agreements that are linked specifically to the related power generating assets:

Per MWh(1)	North America	Colombia		Brazil		Europe
1 - 10 years	$77	COP	294,000	R$	313	€73
11 - 20 years	74		357,000	381		65
(1)Assumes nominal prices based on weighted-average generation.

The following table summarizes the estimates of future electricity prices:

Per MWh(1)	North America	Colombia		Brazil		Europe
1 - 10 years	$92	COP	412,000	R$	279	€62
11 - 20 years	117		600,000	424		65
(1)Assumes nominal prices based on weighted-average generation.
Brookfield Renewable’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth between 2027 and 2035. A further one year change would increase or decrease the fair value of property, plant and equipment by approximately $153 million (2022: $140 million).
Had Brookfield Renewable’s revalued property, plant and equipment been measured on a historical cost basis, the carrying amounts, net of accumulated depreciation would have been as follows at December 31:

F - 64

(MILLIONS)	2023	2022
Hydroelectric	$10,582	$9,812
Wind	14,071	10,146
Solar	12,508	8,576
Other(1)	179	158
	$37,340	$28,692
(1)Includes biomass and cogeneration.
13. BORROWINGS
Corporate Borrowings
The composition of corporate borrowings as at December 31 is presented in the following table:

	December 31, 2023				December 31, 2022
	Weighted-average				Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Carrying value	Estimated fair value	Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Credit facilities	N/A	5	$—	$—	N/A	5	$—	$—
Commercial paper	6.0	<1	183	183	5.1	<1	249	249
Medium-Term Notes:
Series 4 (C$150)	5.8	13	113	121	5.8	14	111	114
Series 9 (C$400)	3.8	1	302	297	3.8	2	295	286
Series 10 (C$500)	3.6	3	377	366	3.6	4	369	350
Series 11 (C$475)	4.3	5	358	353	4.3	6	351	338
Series 12 (C$475)	3.4	6	358	335	3.4	7	351	316
Series 13 (C$300)	4.3	26	226	201	4.3	27	221	184
Series 14 (C$425)	3.3	27	321	240	3.3	28	314	218
Series 15 (C$400)(1)	5.9	9	303	324	5.9	10	295	307
Series 16 (C$400)	5.3	10	302	311	—	—	—	—
	4.3	10	2,660	2,548	4.1	11	2,307	2,113
Total corporate borrowings			2,843	$2,731			2,556	$2,362
Add: Unamortized premiums(2)			2				2
Less: Unamortized financing fees(2)			(12)				(10)
Less: Current portion			(183)				(249)
			$2,650				$2,299
(1) Includes $8 million (2022: $7 million) outstanding to Brookfield Reinsurance. Refer to Note 28 - Related party transactions for more details.
(2) Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.

The following table outlines the change in the unamortized financing fees of corporate borrowings for the year ended December 31:

(MILLIONS)	2023	2022
Corporate borrowings
Unamortized financing fees, beginning of year	$(10)	$(10)
Additional financing fees	(3)	(1)
Amortization of financing fees	1	1
Unamortized financing fees, end of year	$(12)	$(10)

F - 65

Credit facilities
Brookfield Renewable had $183 million commercial paper outstanding as at December 31, 2023 (2022: $249 million).
Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for debt service reserve accounts. See Note 27 – Commitments, contingencies and guarantees for letters of credit issued by subsidiaries.
The following table summarizes the available portion of corporate credit facilities as at December 31:

(MILLIONS)	2023	2022
Authorized corporate credit facilities and related party credit facilities(1)	$2,375	$2,375
Draws on corporate credit facilities(1)(2)	(165)	—
Authorized letter of credit facility	500	500
Issued letters of credit	(307)	(344)
Available portion of corporate credit facilities	$2,403	$2,531
(1)Amounts are guaranteed by Brookfield Renewable.
(2)Relates to letter of credit issued against Brookfield Renewable’s corporate credit facilities.
Medium-term notes
Corporate borrowings are obligations of a finance subsidiary of Brookfield Renewable, Brookfield Renewable Partners ULC (“Canadian Finco”) (Note 30 – Subsidiary Public Issuers). Canadian Finco may redeem some or all of the borrowings from time to time, pursuant to the terms of the indenture. The balance is payable upon maturity, and interest on corporate borrowings is paid semi-annually. The term notes payable by Canadian Finco are unconditionally guaranteed by Brookfield Renewable, Brookfield Renewable Energy L.P. (“BRELP”) and certain other subsidiaries.
In the first quarter of 2023, Brookfield Renewable issued C$400 million of Series 16 medium-term notes. The medium-term notes have a fixed interest rate of 5.29% and a maturity date of October 28, 2033. The Series 16 medium-term notes are corporate-level green bonds.
Non-recourse borrowings
Non-recourse borrowings are typically asset-specific, long-term, non-recourse borrowings denominated in the domestic currency of the subsidiary. Non-recourse borrowings in North America and Europe consist of both fixed and floating interest rate debt indexed to the Secured Overnight Financing Rate (“SOFR”), the Sterling Overnight Index Average (“SONIA”), the Euro Interbank Offered Rate (“EURIBOR”) and the Canadian Dollar Offered Rate (“CDOR”). Brookfield Renewable uses interest rate swap agreements in North America and Europe to minimize its exposure to floating interest rates. Non-recourse borrowings in Brazil consist of floating interest rates of Taxa de Juros de Longo Prazo (“TJLP”), the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate (“CDI”), plus a margin. Non-recourse borrowings in Colombia consist of both fixed and floating interest rates indexed to Indicador Bancario de Referencia rate (“IBR”), the Banco Central de Colombia short-term interest rate, and Colombian Consumer Price Index (“IPC”), Colombia inflation rate, plus a margin. Non-Recourse borrowings in India consist of both fixed and floating interest indexed to Prime lending rate of lender (“MCLR”). Non-recourse borrowings in China consist of floating interest rates of People's Bank of China (“PBOC”).
Effective January 1, 2022, SONIA replaced the £ London Interbank Offered Rate (“LIBOR”), and Euro Short-term Rate (“€STR”) replaced € LIBOR. The Canadian Overnight Repo Rate Average (“CORRA”) is expected to replace CDOR after June 28, 2024.
As at December 31, 2023, Brookfield Renewable’s floating rate borrowings have not been materially impacted by SONIA and €STR reforms. Brookfield Renewable has completed an assessment and implemented its transition plan to address the impact and effect changes as a result of amendments to the contractual terms for the replacement of US$ LIBOR with SOFR referenced floating-rate borrowings, interest rate swaps, and updating hedge designations. The adoption did not have a significant impact on Brookfield Renewable’s financial reporting.

F - 66

The composition of non-recourse borrowings as at December 31 is presented in the following table:

	December 31, 2023				December 31, 2022
	Weighted-average				Weighted-average
(MILLIONS EXCEPT AS NOTED)	Weighted-average interest rate (%)	Term (years)	Carrying value	Estimated fair value	Weighted-average interest rate (%)	Term (years)	Carrying value	Estimated fair value
Non-recourse borrowings(1)(2)
Hydroelectric	7.8	9	$9,468	$9,292	7.2	10	$8,813	$8,104
Wind	6.1	9	6,866	6,922	5.4	8	5,943	5,824
Utility-scale solar	6.2	12	5,868	5,879	5.6	13	4,625	4,502
Distributed energy & storage(3)	6.2	6	3,035	2,963	5.3	8	2,593	2,340
Sustainable solutions	7.0	1	1,783	1,783	5.9	2	347	347
Total	6.8	9	27,020	$26,839	6.2	10	22,321	$21,117
Add: Unamortized premiums and discounts(4)			(11)				105
Less: Unamortized financing fees(4)			(140)				(124)
Less: Current portion			(4,752)				(2,027)
			$22,117				$20,275
(1)Includes $2,626 million (2022: $1,838 million) borrowed under a subscription facility of a Brookfield sponsored private fund.
(2)Includes $101 million (2022: $93 million) outstanding to an associate of Brookfield. Refer to Note 28 - Related party transactions for more details.
(3)Includes adjustments to purchase price allocations. Refer to Note 3 - Acquisitions for more details.
(4)Unamortized premiums, discounts, and financing fees are amortized over the terms of the borrowing.
Future repayments of Brookfield Renewable’s non-recourse borrowings for each of the next five years and thereafter are as follows:

(MILLIONS)	2024	2025	2026	2027	2028	Thereafter	Total
Non-recourse borrowings
Hydroelectric	$664	$691	$1,610	$718	$602	$5,183	$9,468
Wind	1,081	615	731	529	725	3,185	6,866
Utility-scale solar	954	552	370	323	639	3,030	5,868
Distributed energy & storage	270	471	345	362	191	1,396	3,035
Sustainable solutions	1,783	—	—	—	—	—	1,783
	$4,752	$2,329	$3,056	$1,932	$2,157	$12,794	$27,020
The following table outlines the change in the unamortized financing fees of non-recourse borrowings for the year ended December 31:

(MILLIONS)	2023	2022
Non-recourse borrowings
Unamortized financing fees, beginning of year	$(124)	$(132)
Additional financing fees	(50)	(49)
Amortization of financing fees	25	36
Foreign exchange translation and other	9	21
Unamortized financing fees, end of year	$(140)	$(124)

F - 67

The following table outlines the change in the unamortized premiums of non-recourse borrowings for the year ended December 31:

(MILLIONS)	2023	2022
Non-recourse borrowings
Unamortized premiums and discounts, beginning of year	$105	$160
Additional premiums and discounts	(90)	(13)
Amortization of premiums and discounts	(14)	(15)
Foreign exchange translation and other	(12)	(27)
Unamortized premiums and discounts, end of year	$(11)	$105
Brookfield Renewable’s financing and refinancing completed for the year ended December 31, 2023 are as follows:

Period Closed	Region	Technology	Average Interest rate(1)		Maturity	Carrying Value
Q1 2023	US	Distributed generation	7.03%	Financing	2026	$100 million
Q1 2023	China	Wind	4.40%	Financing	2040	CNY 971 million ( $141 million)
Q1 2023	China	Wind	4.60%	Financing	2030	CNY 200 million ($29 million)
Q1 2023	China	Wind	4.60%	Financing	2039	CNY 70 million ( $10 million)
Q1 2023	China	Wind	4.40%	Financing	2039	CNY 97 million ($14 million)
Q2 2023	India	Solar	MCLR	Financing	2043	INR 10 billion ( $123 million)
Q2 2023	Brazil	Wind	CDI	Financing	2024	BRL $450 million ($93 million)
Q2 2023	Canada	Hydroelectric	6.19%	Financing	2045	CAD $30 million ($22 million)
Q2 2023	US	Solar	6.62%	Financing	2058 - 2060	$45 million
Q2 2023	US	Wind	SOFR	Refinancing	2033	$311 million
Q3 2023	Brazil	Wind	CDI	Financing	2047	$300 million ($60 million)
Q3 2023	Canada	Solar	CDOR	Financing	2038(2)	CAD $34 million ($23 million)
Q3 2023	US	Wind	SOFR	Financing	2026	$175 million
Q3 2023	China	Wind	PBOC	Financing	2040	CNY 273 million ($37 million)
Q3 2023	Colombia	Hydro	IBR	Financing	2033	COP 687 billion ($169 million)
Q4 2023	China	Wind	5.00%	Financing	2039	CNY 1.5 billion ($203 million)
Q4 2023	China	Wind	4.20%	Financing	2041	CNY 298 million ($42 million)
Q4 2023	India	Solar	8.80%	Financing	2043	INR 7.4 billion ( $90 million)
Q4 2023	Brazil	Hydro	7.72%	Refinancing	2024	BRL $800 million ($164 million)
Q4 2023	US	Hydro	6.16%	Refinancing	2032	$80 million
Q4 2023	US	Hydro	7.75%	Refinancing	2033	$125 million
Q4 2023	US	Wind	SOFR	Financing	2034(3)	$52 million
Q4 2023	US	Wind	SOFR	Financing	2024	$140 million
Q4 2023	US	Solar	SOFR	Financing	2024	$39 million
Q4 2023	US	Solar	SOFR	Financing	2028	$48 million
Q4 2023	US	Solar	SOFR	Financing	2024	$61 million
Q4 2023	US	Various	SOFR	Financing	2025	$200 million
Q4 2023	US	Various	SOFR	Financing	2028	$600 million
Q4 2023	Colombia	Hydro	IBR	Financing	2033	COP $100 billion ($25 million)
(1)Benchmarked financings bear a variable interest at the applicable rate plus a margin.
(2)Term conversion date in 2024 automatically rolling into a maturity of 2038.
(3)Term conversion date in 2024 automatically rolling into a maturity of 2034.

F - 68

In the second quarter of 2023, the Company extended the maturity of its $650 million credit facility associated with the United States business to mature in 2026.
In the fourth quarter of 2023, the Company extended the maturity of its $46 million credit facility associated with US wind assets to mature in 2024.
In the fourth quarter of 2023, the Company extended the maturity of its $64 million credit facility associated with US wind assets to mature in 2030.
In the fourth quarter of 2023, the Company extended the maturity of its $25 million credit facility associated with the United States business to mature in 2025.
In the fourth quarter of 2023, the Company extended the maturity of its $75 million credit facility associated with the US distributed generation business to mature in 2024.
Supplemental Information
The following table outlines changes in Brookfield Renewable’s borrowings for the year ended December 31:

(MILLIONS)	January 1	Net cash flows from financing activities(1)	Non-cash
			Acquisition	Disposal	Transfer to liabilities held for sale	Other(2)(3)(4)	December 31
2023
Corporate borrowings	$2,548	228	—	—	—	57	$2,833
Non-recourse borrowings	$22,302	2,279	2,073	(164)	—	379	$26,869
2022
Corporate borrowings	$2,149	545	—	—	—	(146)	$2,548
Non-recourse borrowings	$19,380	3,254	443	—	(171)	(604)	$22,302
(1)Excludes $307 million (2022: $233 million) of net cash flow from financing activities related to tax equity recorded on the consolidated statements of cash flows.
(2)Includes foreign exchange and amortization of unamortized premium and financing fees.
(3)Includes $103 million (2022: $129 million) of non-recourse borrowings acquired through asset acquisitions.
(4)Includes adjustments to purchase price allocations. Refer to Note 3 - Acquisitions for more details.
14. NON-CONTROLLING INTERESTS
Brookfield Renewable’s non-controlling interests are comprised of the following as at December 31:

(MILLIONS)	2023	2022
Participating non-controlling interests – in operating subsidiaries	$18,863	$14,755
General partnership interest in a holding subsidiary held by Brookfield	55	59
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	2,684	2,892
BEPC exchangeable shares	2,479	2,561
Preferred equity	583	571
Perpetual subordinated notes	592	592
	$25,256	$21,430

F - 69

Participating non-controlling interests – in operating subsidiaries
The net change in participating non-controlling interests – in operating subsidiaries is as follows:

(MILLIONS)	Brookfield Americas Infrastructure Fund	Brookfield Infrastructure Fund II	Brookfield Infrastructure Fund III	Brookfield Infrastructure Fund IV	Brookfield Infrastructure Fund V	Brookfield Global Transition Fund I	Brookfield Global Transition Fund II	Canadian Hydroelectric Portfolio	The Catalyst Group	Isagen institutional partners	Isagen public non-controlling interests	Other	Total
As at December 31, 2020	$1,002	$1,994	$3,623	$410	$—	$—	$—	$627	$97	$2,651	$14	$682	$11,100
Net income(loss)	5	43	(16)	38	—	—	—	4	16	113	1	5	209
Other comprehensive income (loss)	(122)	445	196	150	—	—	—	163	28	(107)	—	86	839
Capital contributions	—	6	10	924	—	—	—	—	—	—	—	181	1,121
Disposals	(181)	(214)	—	—	—	—	—	—	—	—	—	—	(395)
Distributions(1)	(18)	(32)	(350)	(114)	—	—	—	(25)	(8)	(215)	(1)	(47)	(810)
Other	(1)	11	155	2	—	—	—	205	(1)	—	(1)	(131)	239
As at December 31, 2021	685	2,253	3,618	1,410	—	—	—	974	132	2,442	13	776	12,303
Net income (loss)	19	(31)	144	16	—	(50)	—	20	11	179	1	25	334
Other comprehensive income (loss)	(103)	449	212	425	—	9	—	187	(19)	67	1	20	1,248
Capital contributions	—	4	—	301	—	1,484	—	—	—	—	—	342	2,131
Disposals	(54)	—	(21)	—	—	—	—	—	—	—	—	—	(75)
Distributions(1)	(71)	(59)	(460)	(3)	—	(14)	—	(37)	(9)	(524)	(1)	(97)	(1,275)
Other	1	1	(3)	(15)	—	32	—	4	—	(5)	—	74	89
As at December 31, 2022	477	2,617	3,490	2,134	—	1,461	—	1,148	115	2,159	14	1,140	14,755
Net income (loss)	27	64	108	43	291	20	1	15	7	98	1	(56)	619
Other comprehensive income (loss)	(43)	(96)	356	235	—	294	(3)	2	3	603	4	9	1,364
Capital contributions	—	—	1	162	410	2,045	298	—	—	—	—	77	2,993
Return of capital	—	—	—	—	(140)	—	—	—	—	—	—	—	(140)
Disposals	(388)	—	(32)	—	—	(26)	—	—	—	—	—	(3)	(449)
Distributions(1)	(25)	(123)	(695)	(172)	—	(81)	—	(42)	(3)	(156)	(1)	(130)	(1,428)
Acquisitions through business combinations	—	—	—	—	—	—	—	—	—	—	—	414	414
Other	27	1	(14)	9	356	(31)	—	165	—	—	—	222	735
As at December 31, 2023	$75	$2,463	$3,214	$2,411	$917	$3,682	$296	$1,288	$122	$2,704	$18	$1,673	$18,863
Interests held by third parties	75%-78%	43%-60%	69%-71%	75%	71%	77% - 80%	50% - 51%	50%	25%	77%	0.3%	0.3% - 72%

(1)Distributions paid during the year ended December 31, 2023, totaled $870 million (2022: $1,275 million and 2021: $810 million).

F - 70

The following tables summarize certain financial information of operating subsidiaries that have non-controlling interests that are material to Brookfield Renewable:

(MILLIONS)	Brookfield Americas Infrastructure Fund	Brookfield Infrastructure Fund II	Brookfield Infrastructure Fund III(1)	Brookfield Infrastructure Fund IV	Brookfield Infrastructure Fund V	Brookfield Global Transition Fund I	Canadian Hydroelectric Portfolio	The Catalyst Group	Isagen (2)	TerraForm Power(3)	Onpath(4)	Other	Total
Interests held by third parties	75%-78%	43%-60%	69%-71%	75%	71%	77% - 80%	50%	25%	77%	42%	3%-51%	0.3%-72%
Place of business	United States, Brazil	United States, Brazil, Europe	United States, Brazil, Europe, India, China	United States, Brazil, India, China	United States	North America, Europe, India, China, Australia	Canada	United States	Colombia	North America, South America, Europe	United Kingdom	North America, South America, China, India
Year ended December 31, 2021:
Revenue	$137	$302	$195	$316	$—	$—	$81	$136	$929	$1,239	$—	$19	$3,354
Net income	7	64	1	50	—	—	10	62	214	(245)	—	66	229
Total comprehensive income (loss)	(161)	895	348	252	—	—	329	173	11	(243)	—	187	1,791
Net income allocated to non-controlling interests	5	43	2	38	—	—	4	16	162	(109)	—	48	209
Year ended December 31, 2022:
Revenue	$120	$324	$213	$451	—	$54	$116	$131	$1,135	$1,324	$—	$170	$4,038
Net income (loss)	25	(66)	44	14	—	(66)	40	44	340	94	—	45	514
Total comprehensive income (loss)	(106)	732	183	586	—	(51)	403	(32)	467	301	—	132	2,615
Net income allocated to non-controlling interests	19	(31)	31	16	—	(50)	20	11	257	31	—	30	334
As at December 31, 2022:
Property, plant and equipment, at fair value	$131	$6,223	$2,873	$6,060	$—	$1,565	$2,686	$1,031	$8,264	$10,012	$—	$1,936	$40,781
Total assets	852	6,368	3,529	6,911	—	5,298	2,984	1,053	9,178	11,192	—	2,787	50,152
Total borrowings	14	1,332	1,051	3,120	—	497	466	476	2,356	6,371	—	651	16,334
Total liabilities	240	1,618	1,172	4,173	—	3,502	520	491	5,112	8,275	—	1,178	26,281
Carrying value of non-controlling interests	477	2,617	1,675	2,134	—	1,461	1,194	115	3,146	1,452	—	484	14,755
Year ended December 31, 2023:
Revenue	$56	$339	$192	$533	$45	$145	$130	$102	$1,285	$1,213	$13	$230	$4,283
Net income (loss)	34	118	79	46	411	26	31	27	186	(27)	2	(19)	913
Total comprehensive income (loss)	(19)	(70)	306	362	411	409	28	40	1,331	(93)	(4)	(172)	2,528
Net income allocated to non-controlling interests	27	64	56	43	291	20	16	7	144	(43)	1	(7)	619
As at December 31, 2023:
Property, plant and equipment, at fair value	$106	$5,878	$2,919	$7,293	$2,357	$4,700	$2,463	$1,024	$10,585	$9,718	$992	$4,294	$52,336
Total assets	112	6,055	3,662	8,396	2,538	9,535	2,747	1,036	11,601	10,528	1,261	5,429	62,909
Total borrowings	12	1,320	1,159	3,704	462	1,169	144	439	3,000	6,056	295	2,036	19,796
Total liabilities	18	1,609	1,249	5,117	1,611	5,424	192	447	6,498	9,106	630	2,845	34,756
Carrying value of non-controlling interests	75	2,463	1,713	2,411	917	3,682	1,332	122	3,948	847	335	1,018	18,863
(1)Excludes information relating to Isagen and TerraForm Power which are presented separately.
(2)The total third party ownership interest in Isagen as of December 31, 2023 was 77.4% and comprised of Brookfield Infrastructure Fund III: 23.0%, Brookfield Global Infrastructure Income Fund: 1.5%, Isagen Institutional investors: 52.6% and other non-controlling interests: 0.3%.
(3)The total third party interest in Terraform Power as of December 31, 2023 was 41.7% and comprised of Brookfield Infrastructure Fund III: 34.9% and Brookfield Global Infrastructure Income Fund: 6.8%.
(4)The total third party interest in Onpath as of December 31, 2023 was 52.7% and comprised of Brookfield Global Transition Fund II: 49.7% and Brookfield Global Infrastructure Income Fund: 3.0%.

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
Consolidated equity includes Redeemable/Exchangeable partnership units, BEPC exchangeable shares and the GP interest. The Redeemable/Exchangeable partnership units and the GP interest are held 100% by Brookfield, the BEPC exchangeable shares are held 25% by Brookfield Holders, with the remainder held by public shareholders. The Redeemable/Exchangeable partnership units and BEPC exchangeable shares provide the holder, at its discretion, with the right to redeem these units or shares, respectively, for cash consideration. Since this redemption right is subject to Brookfield Renewable’s right, at its sole discretion, to satisfy the redemption request with LP units of Brookfield Renewable on a one-for-one basis, the Redeemable/Exchangeable partnership units and BEPC exchangeable shares are classified as equity in accordance with IAS 32, Financial Instruments: Presentation.
The Redeemable/Exchangeable partnership units, BEPC exchangeable shares and the GP interest are presented as non-controlling interests since they relate to equity in a subsidiary that is not attributable, directly or indirectly, to Brookfield Renewable. During the year ended December 31, 2023, exchangeable shareholders of BEPC exchanged 8,465 (December 31, 2022: 12,308) BEPC exchangeable for an equivalent number of LP units amounting to less than $1 million (December 31, 2022: $1 million). No Redeemable/Exchangeable partnership units have been redeemed.
On June 16, 2023, Brookfield Renewable completed the issuance of 8,200,000 LP Units and 7,430,000 BEPC exchangeable shares on a bought deal basis at a price of $30.35 per LP Unit and $33.80 per BEPC exchangeable Share for gross proceeds of $500 million.
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
As at December 31, 2023, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and units of GP interest outstanding were 194,487,939 units (December 31, 2022: 194,487,939 units), 179,651,526 (December 31, 2022: 172,218,098), and 3,977,260 units (December 31, 2022: 3,977,260 units), respectively.
In December 2023, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units and outstanding BEPC exchangeable shares. Brookfield Renewable is authorized to repurchase up to 14,361,497 LP units and 8,982,586 BEPC exchangeable shares, representing 5% of each of its issued and outstanding LP units and BEPC exchangeable shares. The bids will expire on December 17, 2024, or earlier should Brookfield Renewable complete its repurchases prior to such date. During the year ended December 31, 2023, there were 1,856,044 LP units (2022: nil) repurchased and cancelled at a total cost of $43 million (2022: nil). During the year ended December 31, 2023 and 2022, there were nil BEPC exchangeable shares repurchased.

F - 72

The composition of the distributions are presented in the following table:

(MILLIONS)	2023	2022	2021
General partnership interest in a holding subsidiary held by Brookfield	$5	$6	$5
Incentive distribution	111	94	80
	116	100	85
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	265	250	237
BEPC exchangeable shares held by
Brookfield Holders	61	58	53
External shareholders	180	162	156
Total BEPC exchangeable shares	241	220	209
	$622	$570	$531
The following table summarizes certain financial information regarding General partnership interest in a holding subsidiary held by Brookfield, Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield and Class A exchangeable shares of Brookfield Renewable Corporation held by public shareholders and Brookfield:

(MILLIONS)	2023	2022	2021
For the year ended December 31:
Revenue	$5,038	$4,711	$4,096
Net income (loss)	616	138	(66)
Comprehensive income	2,036	2,628	2,700
Net income (loss) allocated to(1):
General partnership interest in a holding subsidiary held by Brookfield	111	92	77
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	(63)	(117)	(135)
BEPC exchangeable shares	(57)	(104)	(119)
As at December 31:
Property, plant and equipment, at fair value	$64,005	$54,283
Total assets	76,128	64,111
Total borrowings	29,702	24,850
Total liabilities	46,149	37,825
Carrying value of (2):
General partnership interest in a holding subsidiary held by Brookfield	55	59
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	2,684	2,892
(1)Allocated based on weighted-average GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units of 4.0 million, 194.5 million, 176.3 million and 282.4 million, respectively (2022: 4.0 million, 194.5 million, 172.2 million and 275.2 million, respectively and 2021: 4.0 million, 194.5 million, 172.2 million and 274.9 million, respectively).
(2)Allocated based on outstanding GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units of 4.0 million, 194.5 million, 179.7 million and 287.2 million, respectively (2022: 4.0 million, 194.5 million, 172.2 million and 275.4 million, respectively).

F - 73

Preferred equity
Brookfield Renewable’s preferred equity as at December 31 consists of Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) as follows:

	Shares outstanding	Cumulative dividend rate (%)	Earliest permitted redemption date	Dividends declared for the year ended December 31		Carrying value as at
(MILLIONS, EXCEPT AS NOTED)				2023	2022	December 31, 2023	December 31, 2022
Series 1 (C$136)	6.85	3.1	April 2025	$4	$4	$129	$126
Series 2 (C$113)(1)	3.11	7.8	April 2025	4	3	58	57
Series 3 (C$249)	9.96	4.4	July 2024	8	8	187	183
Series 5 (C$103)	4.11	5.0	April 2018	4	4	77	76
Series 6 (C$175)	7.00	5.0	July 2018	7	7	132	129
	31.03			$27	$26	$583	$571
(1)Dividend rate represents annualized distribution based on the most recent quarterly floating rate.
Distributions paid during the year ended December 31, 2023, totaled $27 million (2022: $26 million and 2021: $26 million).
The Class A Preference Shares do not have a fixed maturity date and are not redeemable at the option of the holders. As at December 31, 2023, none of the issued Class A, Series 5 and 6 Preference Shares have been redeemed by BRP Equity.
In December 2023, the Toronto Stock Exchange accepted notice of BRP Equity's intention to renew the normal course issuer bid in connection with its outstanding Class A Preference Shares for another year to December 17, 2024, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, BRP Equity is permitted to repurchase up to 10% of the total public float for each respective series of the Class A Preference Shares. Shareholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. There were no repurchases of Class A Preference Shares during 2023 or 2022 in connection with the normal course issuer bid.
Perpetual subordinated notes
In April 2021 and December 2021, Brookfield BRP Holdings (Canada) Inc., a wholly-owned subsidiary of Brookfield Renewable, issued $350 million and $260 million, respectively, of perpetual subordinated notes at a fixed rate of 4.625% and 4.875%, respectively.
The perpetual subordinated notes do not have a maturity date and are repaid in an Event of Default. The perpetual subordinated notes also provide Brookfield Renewable, at its discretion, the right to defer the interest (in whole or in part) until liquidation of assets due to an Event of Default. The perpetual subordinated notes are classified as a separate class of non-controlling interest on Brookfield Renewable's consolidated statements of financial position as per IAS 32, Financial Instruments: Presentation. The interest expense on the perpetual subordinated notes during the year ended December 31, 2023 of $29 million (2022: $29 million and 2021: $12 million) are presented as distributions in the consolidated statements of changes in equity. The carrying value of the perpetual subordinated notes, net of transaction cost, is $592 million (2022: $592 million) as at December 31, 2023.
Distributions paid during the year ended December 31, 2023, totaled $29 million (2022: $27 million and 2021: $9 million).

F - 74

15. PREFERRED LIMITED PARTNERS’ EQUITY
Brookfield Renewable’s preferred limited partners’ equity comprises of Class A Preferred units as follows:

(MILLIONS, EXCEPT AS NOTED)	Shares outstanding	Cumulative distribution rate (%)	Earliest permitted redemption date	Distributions declared for the year ended December 31		Carrying value as at
				2023	2022	December 31, 2023	December 31, 2022
Series 7 (C$175)	7.00	5.50	January 2026	7	7	128	128
Series 11 (C$250)	—	5.00	April 2022	—	3	—	—
Series 13 (C$250)	10.00	6.05	April 2028	9	10	196	196
Series 15 (C$175)	7.00	5.75	April 2024	7	8	126	126
Series 17 ($200)	8.00	5.25	March 2025	11	11	195	195
Series 18 (C$150)	6.00	5.50	April 2027	7	5	115	115
	38.00			$41	$44	$760	$760
In the second quarter of 2023, Brookfield Renewable declared the fixed quarterly distributions on the Class A Preferred Limited Partnership Series 13 Units during the five years commencing May 1, 2023 will be paid at an annual rate of 6.05%.
Distributions paid during the year ended December 31, 2023, totaled $41 million (2022: $44 million and 2021: $55 million).
Class A Preferred LP Units - Normal Course Issuer Bid
In December 2023, the Toronto Stock Exchange accepted notice of Brookfield Renewable's intention to renew the normal course issuer bid in connection with the outstanding Class A Preferred Limited Partnership Units for another year to December 17, 2024, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of its Class A Preferred Limited Partnership Units. Unitholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. No shares were repurchased during 2023 or 2022.
16. LIMITED PARTNERS’ EQUITY
Limited partners’ equity
On June 16, 2023, Brookfield Renewable completed the issuance of 8,200,000 LP Units and 7,430,000 BEPC Exchangeable shares on a bought deal basis at a price of $30.35 per LP Unit and $33.80 per BEPC Exchangeable Share for gross proceeds of $500 million. Concurrently, a subsidiary of Brookfield Reinsurance purchased 5,148,270 LP units at the LP unit offering price (net of underwriting commission). The aggregate gross proceeds of the offering and the concurrent private placement was approximately $650 million. Brookfield Renewable incurred $20 million in related transaction costs inclusive of fees paid to underwriters.
As at December 31, 2023, 287,164,340 LP units were outstanding (2022: 275,358,750 LP units) including 74,339,049 LP units (2022: 68,749,416 LP units) held by Brookfield Holders. Brookfield owns all general partnership interests in Brookfield Renewable representing a 0.01% interest.f the proceeds from the offering of LP units.
During the year ended December 31, 2023, 304,899 LP units (2022: 262,177 LP units) were issued under the distribution reinvestment plan at a total value of $8 million (2022: $9 million).
During the year ended December 31, 2023, exchangeable shareholders of BEPC exchanged 8,465 BEPC exchangeable shares (2022: 12,308 shares) for an equivalent number of LP units amounting to less than $1 million (2022: less than $1 million).
As at December 31, 2023, Brookfield Holders held a direct and indirect interest of approximately 47% of Brookfield Renewable on a fully-exchanged basis. Brookfield Holders held a direct and indirect interest of 313,640,823 LP units, Redeemable/Exchangeable partnership units, and BEPC exchangeable shares, the remaining is held by public investors.

F - 75

On an unexchanged basis, Brookfield Holders holds a 26% direct limited partnership interest in Brookfield Renewable, a 40% direct interest in BRELP through the ownership of Redeemable/Exchangeable partnership units, a direct 1% GP interest in BRELP and a 25% direct interest in the BEPC exchangeable shares of BEPC as at December 31, 2023.
In December 2023, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units and outstanding BEPC exchangeable shares. Brookfield Renewable is authorized to repurchase up to 14,361,497 LP units and 8,982,586 BEPC exchangeable shares, representing 5% of each of its issued and outstanding LP units and BEPC exchangeable shares. The bids will expire on December 17, 2024, or earlier should Brookfield Renewable complete its repurchases prior to such date. During the year ended December 31, 2023, there were 1,856,044 LP units (2022: nil) repurchased and cancelled at a total cost of $43 million (2022: nil). During the year ended December 31, 2023, Brookfield Corporation purchased 441,363 LP units (2022: nil). There were no BEPC exchangeable shares repurchased during the years ended December 31, 2023 or 2022.
Distributions
The composition of the distributions are presented in the following table:

(MILLIONS)	2023	2022
Brookfield Holders	$97	$88
External LP unitholders	286	267
	$383	$355
In February 2024, distributions to unitholders were increased to $1.42 per LP unit on an annualized basis, an increase of $0.07 per LP unit, which will take effect on the distribution payable in March 2024.
Distributions paid during the year ended December 31, 2023, totaled $370 million (2022: $345 million and 2021: $325 million).
17. GOODWILL
The following table provides a reconciliation of goodwill:

(MILLIONS)	Notes	Total
Balance, as at December 31, 2021		$966
Acquisitions through business combinations	3	691
Foreign exchange		(131)
Balance, as at December 31, 2022		1,526
Adjustments to purchase equation	3	(54)
Acquisitions through business combinations	3	340
Disposal		(18)
Foreign exchange and other		150
Balance, as at December 31, 2023		$1,944

F - 76

Goodwill is allocated to the following CGUs or group of CGUs:

(MILLIONS)	2023	2022
Value-in-use method
Europe Utility-scale solar Development(1)	$78	$66
Europe Wind	38	—
Europe Storage	111	—
U.S. Utility-scale Solar	307	287
U.S. Distributed Generation(2)	350	424
U.S Wind	9	9
Chile Distributed Generation	16	17
India Wind	86	—
India Utility-scale Solar	77	—
India Distributed Generation	18	—
	1,090	803
Fair value less costs of disposal
Europe Wind	47	46
Europe Utility-scale Solar	103	100
South America Wind	—	18
	150	164
Colombia Hydroelectric(3)	704	559
	$1,944	$1,526
(1)Includes $10 million (2022: nil) of goodwill related to a leading independent UK renewables developer with 260 MW onshore wind assets, 800 MW near-term development and another 3 GW of later stage projects acquired in 2023, and $68 million (2022: $66 million) of goodwill related to a 1.7 GW portfolio of utility-scale solar development assets in Germany acquired in 2022.
(2)Includes $115 million (2022: $115 million) of goodwill related to 360 MW of operating and 700 MW of development business acquired in 2021, $235 million (2022: $309 million) related to the acquisition of an integrated distributed generation developer with approximately 500 MW of contracted operating and under construction assets and an 1.8 GW of development pipeline in the United States acquired in 2022.
(3)Goodwill related to the Colombia hydroelectric segment was created as a result of recording the deferred tax liabilities assumed in the purchase price allocations of business combinations. The deferred tax liabilities are measured in accordance with IAS 12 in the purchase price allocations rather than at fair value. As a result, the goodwill recorded does not represent ‘core’ goodwill, but rather goodwill created as a result of accounting concepts or ‘non-core’ goodwill in order to avoid an immediate impairment of this ‘non-core’ goodwill.
As at December 31, 2023, Brookfield Renewable performed an impairment test at the level that goodwill is monitored by management. Brookfield Renewable did not identify any impairments of goodwill. In performing this impairment test, management removed the ‘non-core’ goodwill that continued to be supported by the existence of the original deferred tax liability that gave rise to the goodwill from the carrying value of the applicable assets.
For the remaining goodwill balance, goodwill is determined by cash flow or fair value less costs of disposal models where by the fair value measurement is classified as Level 3. The key inputs in determining the fair value of each cash generating unit under the value in use model are the utilization of discount rates ranging from 10% to 14% terminal capitalization rate of 2x to 6x, discrete cash flow periods from 2 to 6 years, and future leverage assumptions for the platforms.
18. CAPITAL MANAGEMENT
Brookfield Renewable’s primary capital management objectives are to ensure the sustainability of its capital to support continuing operations, meet its financial obligations, allow for growth opportunities and provide stable distributions to its LP unitholders. Brookfield Renewable’s capital is monitored through the debt-to-total capitalization ratio on a corporate and consolidated basis. As at December 31, 2023 these ratios were 12% and 40%, respectively (2022: 11% and 39%, respectively).
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

F - 77

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
Brookfield Renewable’s strategy during 2023, which was unchanged from 2022, was to maintain the measures set out in the following schedule as at December 31:

	Corporate		Consolidated
(MILLIONS)	2023	2022	2023	2022
Commercial paper(1)	$183	$249	$183	$249
Debt
Medium-term notes(2)	2,660	2,307	2,660	2,307
Non-recourse borrowings(3)	—	—	27,020	22,321
	2,660	2,307	29,680	24,628
Deferred income tax liabilities, net(4)	—	—	6,930	6,331
Equity
Non-controlling interest	—	—	18,863	14,755
Preferred equity	583	571	583	571
Perpetual subordinated notes	592	592	592	592
Preferred limited partners’ equity	760	760	760	760
Unitholders’ equity	9,181	9,608	9,181	9,608
Total capitalization	$13,776	$13,838	$66,589	$57,245
Debt-to-total capitalization	19%	17%	45%	43%
Debt-to-total capitalization (market value)(5)	12%	11%	40%	39%
(1)Draws on corporate credit facilities and commercial paper issuances are excluded from the debt-to-total capitalization ratios as they are not a permanent source of capital.
(2)Medium-term notes are unsecured and guaranteed by Brookfield Renewable and excludes $10 million (2022: $8 million) of deferred financing fees, net of unamortized premiums.
(3)Consolidated non-recourse borrowings include $2,626 million (2022: $1,838 million) borrowed under a subscription facility of a Brookfield sponsored private fund and excludes $140 million (2022: $124 million) of deferred financing fees and $11 million (2022: $105 million) of unamortized premiums.
(4)Deferred income tax liabilities less deferred income tax assets.
(5)Based on market values of Preferred equity, Perpetual subordinated notes, Preferred limited partners’ equity and Unitholders’ equity.

F - 78

19. EQUITY-ACCOUNTED INVESTMENTS
The following table outlines the changes in Brookfield Renewable’s equity-accounted investments:

(MILLIONS)	2023	2022	2021
Balance, beginning of year	$1,392	$1,107	$971
Acquisitions through business combinations	44	—	—
Investment(1)(2)(3)(4)	700	373	57
Return of capital	—	(3)	(8)
Share of net income	186	96	22
Share of other comprehensive income (loss)	162	(65)	148
Dividends received	(58)	(89)	(78)
Change in basis of accounting(5)	105	—	—
Foreign exchange translation and other	15	(27)	(5)
Balance, end of year	$2,546	$1,392	$1,107
(1)Includes additional subscription for shares in Powen. Refer to Note 3 - Acquisitions for more details.
(2)Includes the investment in an India sustainable agricultural solutions company. Refer to Note 3 - Acquisitions for more details.
(3)Includes Brookfield Renewable’s incremental investment in X-Elio. Refer to Note 3 - Acquisitions for more details.
(4)Includes Brookfield Renewable’s incremental investment in Westinghouse. Refer to Note 3 - Acquisitions for more details.
(5)Includes the recognition of a 378 MW operating hydroelectric portfolio in the U.S. Refer to Note 4 - Disposal of assets for more details.
The following table presents the ownership interests and carrying values of Brookfield Renewable’s investments in associates and joint ventures, all of which are accounted for using the equity method:

	Ownership Interest		Carrying Value
	2023	2022	2023	2022
Hydroelectric	14%-50%	14%-50%	$225	$111
Wind	25%-50%	25%	159	108
Utility-scale solar	25%-65%	25%-65%	304	107
Distributed energy & Storage	25%-50%	25%-50%	1,049	815
Sustainable solutions	4%-49%	8%-49%	809	251
			$2,546	$1,392
The following table presents total assets, as well as total liabilities of Brookfield Renewable’s investments in associates and joint ventures:

	Total Assets		Total Liabilities
	2023	2022	2023	2022
Hydroelectric	$1,221	$550	$422	$223
Wind	1,019	472	383	20
Utility-scale solar	2,884	457	1,160	70
Distributed energy & Storage	5,010	4,248	2,109	1,944
Sustainable solutions	7,757	2,890	1,564	1,140
	$17,891	$8,617	$5,638	$3,397

F - 79

The following table presents total revenues, net income and other comprehensive income (“OCI”) of Brookfield Renewable’s investments in associates and joint ventures:

(MILLIONS)	2023			2022			2021
	Revenues	Net income (loss)	OCI	Revenues	Net income (loss)	OCI	Revenues	Net income (loss)	OCI
Hydroelectric	$105	$74	$(14)	$18	$69	$(73)	$16	$(15)	$170
Wind	—	3	21	—	68	42	—	20	2
Utility-scale solar	28	478	63	—	(24)	2	—	(18)	(53)
Distributed energy & Storage	604	210	373	582	240	(54)	449	92	256
Sustainable solutions	1,016	46	62	363	11	—	—	—	—
	$1,753	$811	$505	$963	$364	$(83)	$465	$79	$375
20. CASH AND CASH EQUIVALENTS
Brookfield Renewable’s cash and cash equivalents as at December 31 are as follows:

(MILLIONS)	2023	2022
Cash	$821	$728
Cash subject to restriction	251	268
Short-term deposits	69	2
	$1,141	$998

21. RESTRICTED CASH
Brookfield Renewable’s restricted cash as at December 31 is as follows:

(MILLIONS)	Note	2023	2022
Operations		$299	$93
Credit obligations		79	56
Capital expenditures and development projects		13	42
Total		391	191
Less: non-current	23	(81)	(52)
Current		$310	$139

F - 80

22. TRADE RECEIVABLES AND OTHER CURRENT ASSETS
Brookfield Renewable’s trade receivables and other current assets as at December 31 are as follows:

(MILLIONS)	2023	2022
Trade receivables	$662	$672
Inventory	111	42
Collateral deposits(1)	178	609
Prepaids and others	127	86
Sales tax receivable	94	73
Income tax receivables	74	74
Current portion of contract asset	61	54
Short term deposits and advances	23	113
Other short-term receivables	187	137
	$1,517	$1,860
(1)Collateral deposits are related to energy derivative contracts that Brookfield Renewable enters into in order to mitigate the exposure to wholesale market electricity prices on the future sale of uncontracted generation, as part of Brookfield Renewable's risk management strategy.
As at December 31, 2023, 86% (2022: 89%) of trade receivables were current. Brookfield Renewable does not expect issues with collectability of these amounts. Accordingly, as at December 31, 2023 and 2022 an allowance for doubtful accounts for trade receivables was not deemed necessary. Trade receivables are generally on 30-day terms and credit limits are assigned and monitored for all counterparties. In determining the recoverability of trade receivables, management performs a risk analysis considering the type and age of the outstanding receivables and the credit worthiness of the counterparties. Management also reviews trade receivable balances on an ongoing basis.
23. OTHER LONG-TERM ASSETS
Brookfield Renewable’s other long-term assets as at December 31 are as follows:

(MILLIONS)	Note	2023	2022
Contract asset		$314	$341
Long-term receivables		382	235
Due from related parties	28	135	128
Restricted cash	21	81	52
Intangibles(1)		15	209
Other		84	86
		$1,011	$1,051
(1)Relates to certain power generating facilities that operate under service concession arrangements.
At December 31, 2023 and 2022, restricted cash was held primarily to satisfy operations and maintenance reserve requirements, lease payments and credit agreements.
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

F - 81

On September 20, 2023, Brookfield Renewable, together with its institutional partners, completed the sale of its 100% interest in a 95 MW portfolio of wind assets in Uruguay that operated under a service concession arrangement. See Note 4 – Disposal of assets, for additional details.
24. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Brookfield Renewable’s accounts payable and accrued liabilities as at December 31 are as follows:

(MILLIONS)	2023	2022
Operating accrued liabilities	$603	$440
Accounts payable	388	276
Interest payable on borrowings	301	153
LP Unitholders distributions, preferred limited partnership unit distributions, preferred dividends payable, perpetual subordinate notes distributions and exchange shares dividends(1)	58	53
Current portion of lease liabilities	41	33
Income tax payable	41	78
Current portion of contract liability	35	24
Other	72	29
	$1,539	$1,086
(1)Includes amounts payable only to external LP unitholders and BEPC exchangeable shareholders. Amounts payable to Brookfield are included in due to related parties.
25. PROVISIONS

The following table presents the change in the decommissioning liabilities for Brookfield Renewable:

(MILLIONS)	2023	2022
Balance, beginning of the year	$479	$668
Acquisitions through business combinations	227	54
Disposal	(1)	(1)
Accretion	13	15
Changes in estimates(1)	253	(245)
Foreign exchange	6	(12)
Other	(1)	—
Balance, end of the year	$976	$479
(1)Changes in estimates are driven by changes in underlying assumptions used as inputs to determine the value of the retirement obligation.
Brookfield Renewable has recorded decommissioning retirement obligations associated with certain power generating assets. The decommissioning retirement obligation has been established for hydroelectric, wind and solar operation sites that are substantially expected to be restored between the years 2031 to 2058. The estimated cost of decommissioning activities is based on a third-party assessment.
For details on other legal provisions, please refer to Note 27 – Commitments, contingencies and guarantees.
Provisions also includes contingent and deferred acquisition consideration of $249 million (2022: $68 million).

F - 82

26. OTHER LONG-TERM LIABILITIES
Brookfield Renewable’s other long-term liabilities as at December 31 are comprised of the following:

(MILLIONS)	2023	2022
Contract liabilities	$680	$662
Lease liabilities	727	526
Regulatory liabilities(1)	104	149
Pension obligations	66	51
Concession payment liability	2	10
Other	185	132
	$1,764	$1,530
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
In the normal course of business, Brookfield Renewable will enter into capital expenditure commitments which primarily relate to contracted project costs for various growth initiatives. As at December 31, 2023, Brookfield Renewable had $2,783 million (2022: $1,126 million) of capital expenditure commitments outstanding, of which $2,200 million (2022: $1,059 million) is payable in less than one year, $583 million (2022: $63 million) in two to five years, and less than $1 million (2022: $4 million) thereafter.
The following table lists the assets and portfolio of assets that Brookfield Renewable, together with institutional partners have agreed to acquire which are subject to customary closing conditions as at December 31, 2023:

Region	Technology	Capacity	Consideration	Brookfield Renewable Economic Interest	Expected Close
China	Wind	102 MW development	CNY $84 million ($16 million)	20%	Q4 2024
China	Wind	350 MW development	CNY $577 million ($110 million)	20%	Q4 2024
Brazil	Distributed energy & storage	730 MW development	R$136 millions ($28 million)	20%	2024 - 2026
US	Distributed energy & storage	25 MW development	$20 million	25%	Q1 2024
US	Distributed energy & storage	93 MW development	$86 million	20%	Q1 2024

F - 83

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
Brookfield Renewable, along with institutional partners, has provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance as it relates to interests in the Brookfield Americas Infrastructure Fund, the Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV, Brookfield Infrastructure Fund V, Brookfield Global Transition Fund and Brookfield Global Transition Fund II. Brookfield Renewable’s subsidiaries have similarly provided letters of credit, which include, but are not limited to, guarantees for debt service reserves, capital reserves, construction completion and performance.
Letters of credit issued by Brookfield Renewable along with institutional partners and its subsidiaries were as at the following dates:

(MILLIONS)	2023	2022
Brookfield Renewable along with institutional partners	$100	$99
Brookfield Renewable's subsidiaries	2,026	1,510
	$2,126	$1,609
Guarantees
In the normal course of operations, Brookfield Renewable and its subsidiaries execute agreements that provide for indemnification and guarantees to third-parties of transactions such as business dispositions, capital project purchases, business acquisitions, power marketing activities such as purchase and sale agreements, swap agreements, credit facilities of certain Brookfield private funds and that are also secured by committed capital of our third-party institutional partners, and sales and purchases of assets and services. Brookfield Renewable has also agreed to indemnify its directors and certain of its officers and employees. The nature of substantially all of the indemnification undertakings prevents Brookfield Renewable from making a reasonable estimate of the maximum potential amount that Brookfield Renewable could be required to pay third parties as the agreements do not always specify a maximum amount and the amounts are dependent upon the outcome of future contingent events, the nature and likelihood of which cannot be determined at this time. Historically, neither Brookfield Renewable nor its subsidiaries have made material payments under such indemnification agreements.

F - 84

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
Master Services Agreement
Brookfield Renewable entered into an agreement with Brookfield Corporation pursuant to which Brookfield Corporation has agreed to provide oversight of the business and provide the services of senior officers to Brookfield Renewable for a management service fee. The fee is paid on a quarterly basis and has a fixed quarterly component of $5 million and a variable component calculated as a percentage of the increase in the total capitalization value of Brookfield Renewable over an initial reference value (subject to an annual escalation by a specified inflation factor beginning on January 1, 2013). Total capitalization value as of December 31, 2023 is $22 billion, which against the initial reference value of $8 billion and factoring in the annual amount of $26 million (as adjusted for inflation), resulted in a management service fee payment for the year ended December 31, 2023 of $205 million (2022: $243 million and 2021: $288 million).
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

F - 85

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
In addition, Brookfield Renewable from time to time may enter into other power purchase agreements with Brookfield and its subsidiaries to deliver electricity, attributes related to generation and other related services. These agreements are typically entered into at market rates.
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

F - 86

Except as set out below in respect to TerraForm Power and Isagen, Brookfield Renewable entered into voting agreements with certain Brookfield subsidiaries as managing members of entities related to Brookfield Infrastructure Fund III (the “BIF III Entities”) in which Brookfield Renewable holds investments in power generating operations with institutional partners, Brookfield agreed to provide to Brookfield Renewable the authority to direct the election of the Boards of Directors of the BIF III Entities. Brookfield Renewable’s economic interests in the BIF III Entities are between 23% and 31%.
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
Brookfield Renewable entered into voting agreements with certain Brookfield subsidiaries whereby these subsidiaries, as managing members of entities related to Brookfield Infrastructure Fund IV (the “BIF IV Entities”) and Brookfield Infrastructure Fund V (the “BIF V Entities”) in which Brookfield Renewable holds investments in power generating operations with institutional partners, agreed to provide to Brookfield Renewable the authority to direct the election of the Boards of Directors of the BIF IV Entities. Brookfield Renewable’s economic interests in the BIF IV Entities is 25% and expects to hold on average 25% in BIF V Entities.
Brookfield Renewable entered into voting agreements with certain Brookfield subsidiaries whereby these subsidiaries, as managing members of entities related to Brookfield Global Transition Fund (the “BGTF Entities”) and Brookfield Global Transition Fund II (the “BGTF II Entities”), agreed to provide to Brookfield Renewable the authority to direct the election of the Boards of Directors of the BGTF Entities, giving Brookfield Renewable control or significant influence over the entities that own certain renewable power and sustainable solution investments with institutional partners. Brookfield Renewable’s economic interest in BGTF I Entities is 20% and expects to hold 20% in BGTF II Entities.
Brookfield Renewable entered into a voting agreement with Brookfield to gain control of BGTF Finco LLC, the primary borrower under the Brookfield Global Transition Fund subscription facility. The voting agreements provide Brookfield Renewable with control and accordingly, Brookfield Renewable consolidates the accounts of this entity.
Other Agreements
Credit facilities and funds on deposit
Brookfield Corporation has provided a $400 million committed unsecured revolving credit facility maturing in December 2024 and the draws bear interest at the Secured Overnight Financing Rate plus a margin. As at December 31, 2023, there were no draws on the committed unsecured revolving credit facility provided by Brookfield Corporation. Brookfield Corporation may from time to time place funds on deposit with Brookfield Renewable which are repayable on demand including any interest accrued. There were nil funds placed on deposit with Brookfield Renewable as at December 31, 2023 (2022: nil). The interest expense on the deposit and draws from the credit facility for the year ended December 31, 2023 totaled nil (2022: nil and 2021: $2 million).
Brookfield Renewable participates with institutional partners in Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV, Brookfield Infrastructure Fund V, Brookfield Infrastructure Income Fund, Brookfield Global Transition Fund, Brookfield Global Transition Fund II, and Brookfield Infrastructure Debt Fund (“Private Funds”), each of which is a Brookfield sponsored fund, and in connection therewith, Brookfield Renewable, together with its institutional partners, has access to financing using the Private Funds’ credit facilities.

F - 87

From time to time Brookfield Reinsurance and its related entities may participate in capital raises undertaken by Brookfield Renewable. These financings are typically provided at the market rates and as at December 31, 2023, $101 million of non-recourse borrowings (2022: $93 million) and $8 million of corporate borrowings (2022: $7 million) were due to Brookfield Reinsurance. Brookfield Reinsurance has also subscribed to tax equity financing of $2 million (2022: $3 million) and preferred limited partners equity of $11 million (2022: $11 million). As at December 31, 2023, Brookfield Renewable had $450 million (2022: $321 million) of borrowings from Brookfield Reinsurance classified as due to related party.
Subsidiaries of Brookfield Reinsurance may from time to time decide to participate in Brookfield Renewable’s equity offerings. For example, in June 2023, a subsidiary of Brookfield Reinsurance participated in a private placement of LP units. Refer to Note 16 Limited partners’ equity for from more details.
TERP Ownership Transfer
On December 28, 2023 a subsidiary of Brookfield Renewable transferred 13.75% of its interest in TerraForm Power to BEPC, a consolidated subsidiary. The intercompany transfer had no net impact to Brookfield Renewable’s financial statements. Brookfield Renewable continues to control and consolidate Terraform Power and there was no impact to its economic ownership. In conjunction with the transfer, Terraform Power declared a non-cash dividend to its shareholders resulting in a decrease of $483 million in Equity and an increase in due to related parties of $483 million.
Other Agreements
In 2011, on formation of Brookfield Renewable, Brookfield transferred certain development projects to Brookfield Renewable for no upfront consideration but is entitled to receive variable consideration on commercial operation or sale of these projects.
On November 7, 2023, Brookfield Renewable, together with institutional partners, through a strategic partnership with Cameco Corporation, acquired 100% of Westinghouse, one of the world’s largest nuclear services businesses, from our affiliate Brookfield Business Partners L.P. and its institutional partners, for $4.37 billion ($442 million net to Brookfield Renewable). Brookfield Renewable, together with institutional partners, own an aggregate 51% interest (10.11% net to Brookfield Renewable) with Cameco owning 49%. Refer to Note 3 - Acquisitions for more details.
On December 29, 2023, a subsidiary of Brookfield transferred its indirect 8% economic interest in a greenhouse gas monitoring and ESG certification software investment that it held through Brookfield Technology Growth Partners III to Brookfield Renewable for $20 million. The investment is recognized as a financial instrument on the statement of financial position.

F - 88

The following table reflects the related party agreements and transactions in the consolidated statements of income (loss), for the years ended December 31:

(MILLIONS)	2023	2022	2021
Revenues
Power purchase and revenue agreements	$14	$21	$103

Direct operating costs
Energy marketing fee & other services	(5)	(1)	(8)
Insurance services(1)	—	—	(26)

Interest expense
Borrowings	$(35)	$—	$(2)
Contract balance accretion	(26)	(20)	(21)
	$(61)	$(20)	$(23)

Other
Distribution income	$8	$—	$—
Other related party services	$3	$(5)	$(4)
Financial instrument gain/(loss)	$21	$5	$—

Management service costs	$(205)	$(243)	$(288)
(1)Prior to November 2021, insurance services were paid to external insurance service providers through subsidiaries of Brookfield Corporation. The fees paid to the subsidiaries of Brookfield Corporation in 2023 were nil (2022 was nil and 2021: was nil). As of November 2021, Brookfield, through a regulated subsidiary, began providing insurance coverage through third-party commercial insurers for the benefits of certain entities in North America. The premiums and claims paid are not included in the table above.

F - 89

The following table reflects the impact of the related party agreements and transactions on the consolidated statements of financial position as at December 31:

(MILLIONS)	Related party	2023	2022
Current assets
Trade receivables and other current assets
Contract asset	Brookfield	$61	$54

Due from related parties
Amounts due from	Brookfield(1)	1,386	105
	Equity-accounted investments and other	57	18
		1,443	123
Non-current assets
Financial instrument assets	Brookfield	170	395

Other long-term assets
Contract asset	Brookfield	314	341

Due from related parties
	Equity-accounted investments and other	135	128
Current liabilities
Contract Liability	Brookfield	35	24

Financial instrument liabilities	Brookfield Reinsurance	2	3

Due to related parties
Amounts due to	Brookfield(1)	541	205
	Equity-accounted investments and other	13	24
	Brookfield Reinsurance	242	321
Accrued distributions payable on LP units, BEPC exchangeable shares, Redeemable/Exchangeable partnership units and GP interest	Brookfield	39	38
		835	588
Non-current liabilities
Financial instrument liabilities	Brookfield Reinsurance	2	3

Due to related parties
Amounts due to	Brookfield(2)	496	—
	Equity-accounted investments and other	209	1
		705	1
Corporate borrowings	Brookfield Reinsurance	8	7

Non-recourse borrowings	Brookfield Reinsurance and associates	101	93

Other long-term liabilities
Contract liability	Brookfield	680	662

Equity
Preferred limited partners equity	Brookfield Reinsurance and associates	$11	11
(1)Includes receivables of $1,328 million (2022: $45 million) associated with the Brookfield Global Transition Fund credit facility.
(2)Includes payables of $6 million (2022: $39 million), $81 million (2022: $64 million), and $307 million (2022: nil) associated with the Brookfield Infrastructure Fund IV, Brookfield Global Transition Fund, and Brookfield Global Transition Fund II credit facilities, respectively.

F - 90

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
29. SUPPLEMENTAL INFORMATION
The net change in working capital balances for the year ended December 31 shown in the consolidated statements of cash flows is comprised of the following:

(MILLIONS)	2023	2022	2021
Trade receivables and other current assets	$540	$(296)	$(515)
Accounts payable and accrued liabilities	(60)	109	(282)
Other assets and liabilities	(12)	(7)	81
	$468	$(194)	$(716)

F - 91

30. SUBSIDIARY PUBLIC ISSUERS
The following tables provide consolidated summary financial information for Brookfield Renewable, BRP Equity, and Canadian Finco:

(MILLIONS)	Brookfield Renewable(1)	BRP Equity	Canadian Finco	Subsidiary Credit Supporters(2)	Other Subsidiaries(1)(3)	Consolidating adjustments(4)	Brookfield Renewable consolidated
As at December 31, 2023:
Current assets	$65	$400	$2,695	$790	$4,611	$(3,951)	$4,610
Long-term assets	4,735	246	2	44,239	71,435	(49,139)	71,518
Current liabilities	72	8	32	8,406	7,658	(8,138)	8,038
Long-term liabilities	—	—	2,650	56	35,405	—	38,111
Participating non-controlling interests – in operating subsidiaries	—	—	—	—	18,863	—	18,863
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	—	—	—	2,684	—	—	2,684
BEPC exchangeable shares	—	—	—	—	2,479	—	2,479
Preferred equity	—	583	—	—	—	—	583
Perpetual subordinated notes	—	—	—	592	—	—	592
Preferred limited partners’ equity	760	—	—	765	—	(765)	760
As at December 31, 2022:
Current assets	$61	$391	$2,336	$834	$4,172	$(3,611)	$4,183
Long-term assets	4,860	241	3	33,830	59,860	(38,866)	59,928
Current liabilities	60	7	30	7,877	4,455	(7,486)	4,943
Long-term liabilities	—	—	2,299	16	30,567	—	32,882
Participating non-controlling interests – in operating subsidiaries	—	—	—	—	14,755	—	14,755
Participating non-controlling interests – in a holding subsidiary – Redeemable\Exchangeable units held by Brookfield	—	—	—	2,892	—	—	2,892
BEPC exchangeable shares	—	—	—	—	2,561	—	2,561
Preferred equity	—	571	—	—	—	—	571
Perpetual subordinated notes	—	—	—	592	—	—	592
Preferred limited partners’ equity	761	—	—	765	—	(766)	760
(1)Includes investments in subsidiaries under the equity method.
(2)Includes BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Holdings (Canada) Inc., Brookfield BRP Europe Holdings Limited, Brookfield Renewable Investments and BEP Subco Inc., collectively the “Subsidiary Credit Supporters”.
(3)Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Canadian Finco and the Subsidiary Credit Supporters.
(4)Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

F - 92

(MILLIONS)	Brookfield Renewable(1)	BRP Equity	Canadian Finco	Subsidiary Credit Supporters	Other Subsidiaries(1)(2)	Consolidating adjustments(3)	Brookfield Renewable consolidated
For the year ended December 31, 2023
Revenues	$—	$—	$—	$—	$5,038	$—	$5,038
Net income (loss)	(50)	—	3	(724)	1,686	(299)	616
For the year ended December 31, 2022
Revenues	$—	$—	$—	$—	$4,711	$—	$4,711
Net income (loss)	(122)	—	2	(1,322)	772	808	138
For the year ended December 31, 2021
Revenues	$—	$—	$—	$—	$4,096	$—	$4,096
Net income (loss)	(136)	—	—	(1,185)	561	694	(66)
(1)Includes investments in subsidiaries under the equity method.
(2)Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Canadian Finco, and the Subsidiary Credit Supporters.
(3)Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.
See Note 13 – Borrowings for additional details regarding the medium-term notes issued by Canadian Finco. See Note 14 – Non-controlling interests for additional details regarding Class A Preference Shares issued by BRP Equity.
31. SUBSEQUENT EVENTS
Subsequent to year-end, Brookfield Renewable issued C$400 million of Series 17 medium-term notes. The medium-term notes have a fixed interest rate of 5.32% and a maturity date of January 10, 2054. The Series 17 medium-term notes are corporate-level green bonds.
Subsequent to year-end, Brookfield Renewable, together with its institutional partners, completed the acquisition of a series of development distributed generation projects in the United States totaling 93 MW for total consideration of approximately $86 million (approximately $17 million net to Brookfield Renewable). Brookfield Renewable holds a 20% interest in these investments.
Subsequent to year-end, Brookfield Renewable, together with its institutional partners, completed the acquisition of a series of development distributed generation projects in the United States totaling 60 MW for total consideration of approximately $39 million (approximately $11 million net to Brookfield Renewable). Brookfield Renewable holds a 25% interest in these investments.
Subsequent to year-end, Brookfield Renewable repurchased 496,254 LP units on the Toronto Stock Exchange at a total cost of $12 million.

F - 93