Form 20-F/A
period 2023-12-31
Brookfield Renewable Partners L.P.
filed 2024-03-04
CIK 1533232

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
Hamilton HM 12
, Bermuda
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
§240.10D-1(b). ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☐	International Financial Reporting Standards as issued		Other ☐
	by the International Accounting Standards Board	☒
If “Other” has been checked in response to the previous question indicate by check mark which financial statement item the registrant has elected to follow.
Item
 17
 ☐
 Item
 18
 ☐
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule
12b-2
of the Exchange Act).
Yes
 ☐
N
o
 ☒

Auditor Name: Ernst & Young LLP (PCAOB ID: 1263)	Auditor Location: Toronto, Canada

EXPLANATORY NOTE
Brookfield Renewable Partners L.P. (the “Partnership”) is filing this amendment (this “Amendment”) to its Annual Report on Form

20-F

for the year ended December 31, 2023 (the “Original Form

20-F”)

to correct typographical errors in the disclosure under the caption (i) “Management’s Report on Internal Control over Financial Reporting” under Item 15 of the Original Form

20-F

and (ii) “Internal Control Over Financial Reporting Management’s Report on Internal Control over Financial Reporting” on page

F-7

under Item 18 of the Original Form

20-F.

This Amendment restates in their entirety the following sections of the Original Form

20-F

without change from the Original Form

20-F

other than the correction of the errors noted above: Item 15 of Part II, “Controls and Procedures” and Item 18 of Part III, “Financial Statements”.
In addition, the Partnership is including in this Amendment currently dated certifications from its Chief Executive Officer and Chief Financial Officer as required by Sections 302 and 906 of the Sarbanes-Oxley Act of 2002 as Exhibits 12.1 and 12.2 and Exhibits 13.1 and 13.2, respectively. Except as described above, this Amendment does not modify or update any of the information previously presented in the Original Form

20-F,

and this Amendment does not reflect events occurring after the filing of the Original Form

20-F.

Accordingly, this Amendment should be read in conjunction with the Original Form

20-F

and the Partnership’s other filings with the U.S. Securities and Exchange Commission subsequent to the filing of the Original Form

20-F.

PART II

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

Management’s Annual Report on Internal Control over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including persons performing the functions of principal executive and principal financial officers for us, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2023, based on the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on evaluation under the foregoing, our management concluded that our internal control over financial reporting was effective as of

December 31, 2023. Management excluded from its design and assessment of the internal controls of investments acquired in 2023, which include a 12 GW operating and development portfolio of utility-scale solar, wind and battery storage assets in the United States, a 4.5 GW operating and development portfolio of utility-scale solar, wind and distributed generation assets in India, a 4 GW operating and development portfolio of utility-scale wind, battery and solar assets in the United Kingdom, a 136 MW portfolio of operating wind assets in Brazil, a 730 MW portfolio of distributed generation assets in Brazil, and a 60 MW portfolio of operating and wind assets in Brazil, whose total assets and net assets on a combined basis constitute approximately 10% and 10%, respectively, of the consolidated financial statement amounts as of December 31, 2023 and 3% of revenues for the year then ended.

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

PART III

ITEM 18.	FINANCIAL STATEMENTS

See our financial statements beginning on page F-1, which are filed as part of this Form 20-F.

ITEM 19.	EXHIBITS

Number	Description

1.1	Certificate of Registration of Brookfield Renewable Partners L.P. (formerly Brookfield Renewable Energy Partners L.P.), dated June 29, 2011.(1)

1.2	Certificate of Deposit of Supplementary Certificate of Brookfield Renewable Partners L.P., dated August 29, 2011.(1)

1.3	Certificate of Deposit of Supplementary Certificate of Brookfield Renewable Partners L.P., dated December 21, 2011.(1)

1.4	Certificate of Deposit of Supplementary Certificate of Brookfield Renewable Partners L.P., dated May 11, 2012.(1)

1.5	Certificate of Deposit of Supplementary Certificate of Brookfield Renewable Partners L.P., dated May 4, 2016.(6)

1.6	Certificate of Deposit of Memorandum of Increase of Share Capital, dated November 23, 2011.(1)

1.7	Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated May 3, 2016.(5)

1.8	First Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated May 25, 2016.(7)

1.9	Second Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated February 14, 2017.(8)

1.10	Third Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated January 16, 2018.(9)

1.11	Fourth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated February 28, 2019.(10)

1.12	Fifth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated March 11, 2019.(11)

1.13	Sixth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated February 24, 2020.(12)

1.14	Seventh Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated July 28, 2020.(13)

1.15	Eighth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated April 14, 2022. (19)

1.16	Articles of Incorporation of Brookfield Renewable Partners Limited, dated June 23, 2011.(1)

1.17	Form 13 Amending the Registered Office of Brookfield Renewable Partners Limited, dated May 8, 2012.(1)

1.18	Bye-laws of Brookfield Renewable Partners Limited.(4)

2.1	Description of Securities.(24)

4.1	Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Energy L.P., dated December 30, 2020.(15)

4.2	First Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Energy L.P., dated April 14, 2022.(19)

4.3	Fifth Amended and Restated Master Services Agreement dated May 5, 2023, by and among Brookfield Corporation, Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P. and others.(22)

4.4	First Amendment to the Fifth Amended and Restated Master Services Agreement dated August 16, 2023, by and among Brookfield Corporation, Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P. and others.(24)

4.5	Second Amendment to the Fifth Amended and Restated Master Services Agreement dated January 25, 2024, by and among Brookfield Corporation, Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P. and others.(24)

4.6	Amended and Restated Relationship Agreement dated May 5, 2023, by and among Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., the Service Providers, Brookfield Corporation, and others.(22)

4.7	Registration Rights Agreement, dated November 28, 2011, between Brookfield Renewable Partners L.P. and Brookfield Renewable Power Inc.(1)

4.8	Amended and Restated Indenture, dated November 23, 2011, among Brookfield Renewable Partners ULC (formerly BRP Finance ULC), BNY Trust Company of Canada and The Bank of New York Mellon.(1)

4.9	Guarantee, dated November 23, 2011, by Brookfield Renewable Energy L.P. and BNY Trust Company of Canada.(1)

4.10	Guarantee, dated November 23, 2011, by Brookfield Renewable Partners L.P. and BNY Trust Company of Canada.(1)

4.11	Guarantee, dated November 23, 2011, by BRP Bermuda Holdings I Limited and BNY Trust Company of Canada.(1)

4.12	Guarantee, dated November 23, 2011, by Brookfield BRP Holdings (Canada) Inc. and BNY Trust Company of Canada.(1)

4.13	Energy Revenue Agreement, dated November 23, 2011, between Brookfield Energy Marketing LP and Brookfield Power US Holding America Co.(1)

4.14	Amended and Restated Guarantee Indenture, dated November 25, 2011, by and among the Preference Share Guarantors from time to time party thereto, Brookfield Renewable Power Preferred Equity Inc. and Computershare Trust Company of Canada (Class A Preference Shares, Series 1).(1)

4.15	Amended and Restated Guarantee Indenture, dated November 25, 2011, by and among the Preference Share Guarantors from time to time party thereto, Brookfield Renewable Power Preferred Equity Inc. and Computershare Trust Company of Canada (Class A Preference Shares, Series 2).(1)

4.16	Guarantee Indenture, dated October 11, 2012, by and among the Preference Share Guarantors from time to time party thereto, Brookfield Renewable Power Preferred Equity Inc. and Computershare Trust Company of Canada (Class A Preference Shares, Series 3).(1)

4.17	Guarantee Indenture, dated October 11, 2012, by and among the Preference Share Guarantors from time to time party thereto, Brookfield Renewable Power Preferred Equity Inc., and Computershare Trust Company of Canada (Class A Preference Shares, Series 4).(1)

4.18	Guarantee Indenture, dated January 29, 2013, by and among the Preference Share Guarantors from time to time party thereto, Brookfield Renewable Power Preferred Equity Inc., and Computershare Trust Company of Canada (Class A Preference Shares, Series 5).(1)

4.19	Guarantee Indenture, dated May 1, 2013, by and among the Preference Share Guarantors from time to time party thereto, Brookfield Renewable Power Preferred Equity Inc., and Computershare Trust Company of Canada (Class A Preference Shares, Series 6).(1)

4.20	Guarantee, dated October 7, 2014, by Brookfield BRP Europe Holdings (Bermuda) Limited and BNY Trust Company of Canada.(2)

4.21	Guarantee Indenture, dated November 25, 2015, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Partners L.P., and Computershare Trust Company of Canada (Series 7 Preferred Units).(3)

4.22	Guarantee Indenture, dated November 25, 2015, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Partners L.P. and Computershare Trust Company of Canada (Series 8 Preferred Units).(3)

4.23	Guarantee Indenture, dated January 16, 2018, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Partners L.P., and Computershare Trust Company of Canada (Series 13 Preferred Units).(9)

4.24	Guarantee Indenture, dated January 16, 2018, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Partners L.P., and Computershare Trust Company of Canada (Series 14 Preferred Units).(9)

4.25	Guarantee Indenture, dated March 11, 2019, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Partners L.P., and Computershare Trust Company of Canada (Series 15 Preferred Units).(11)

4.26	Guarantee Indenture, dated March 11, 2019, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Partners L.P., and Computershare Trust Company of Canada (Series 16 Preferred Units).(11)

4.27	Guarantee Indenture, dated April 14, 2022, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Partners L.P. and Computershare Trust Company of Canada (Series 18 Preferred Units).(19)

4.28	Guarantee Indenture, dated July 29, 2020, by and among Brookfield Renewable Partners L.P., BEP Subco Inc. and Computershare Trust Company of Canada.(14)

4.29	Guarantee Indenture, dated July 29, 2020, by and among BEP Subco Inc., Brookfield Renewable Power Preferred Equity Inc. and Computershare Trust Company of Canada.(14)

4.30	Guarantee, dated July 29, 2020, by BEP Subco Inc. in favor of BNY Trust Company of Canada.(14)

4.31	Equity Commitment Agreement, dated July 30, 2020, by and among Brookfield BRP Holdings (Canada) Inc., Brookfield Renewable Corporation and Brookfield Renewable Partners L.P.(14)

4.32	Indenture, dated April 15, 2021, by and among Brookfield BRP Holdings (Canada) Inc., Brookfield Renewable Partners L.P., the Guarantors from time to time party hereto, and Computershare Trust Company, N.A.(16)

4.33	First Supplemental Indenture, dated April 15, 2021, by and among Brookfield BRP Holdings (Canada) Inc., Brookfield Renewable Partners L.P., the Guarantors from time to time party hereto, and Computershare Trust Company, N.A.(16)

4.34	Second Supplemental Indenture, dated December 9, 2021, by and among Brookfield BRP Holdings (Canada) Inc., Brookfield Renewable Partners L.P., the Guarantors from time to time party hereto, and Computershare Trust Company, N.A.(18)

4.35	Indenture, dated August 11, 2021, between Brookfield Renewable Partners ULC and Computershare Trust Company of Canada.(17)

4.36	Guarantee, dated August 11, 2021, by and among Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., Brookfield BRP Holdings (Canada) Inc., BRP Bermuda Holdings I Limited, Brookfield BRP Europe Holdings (Bermuda) Limited, Brookfield Renewable Investments Limited, and BEP Subco Inc.(17)

4.37	First Supplemental Indenture, dated November 9, 2022, by and among Brookfield Renewable Partners ULC and Computershare Trust Company of Canada.(20)

4.38	Second Supplemental Indenture, dated March 29, 2023, by and among Brookfield Renewable Partners ULC and Computershare Trust Company of Canada.(21)

4.39	Third Supplemental Indenture, dated January 10, 2024, by and among Brookfield Renewable Partners ULC and Computershare Trust Company of Canada.(23)

8.1	List of subsidiaries (as defined in §210-1.02(w) of Regulation S-X) of Brookfield Renewable Partners L.P. (incorporated by reference to Item 4.C “Organizational Structure”).

11.1	Code of Business Conduct and Ethics.(22)

11.2	Personal Trading Policy.(24)

12.1	Certification of Connor Teskey, Chief Executive Officer of Brookfield Canada Renewable Manager LP, the Service Provider of Brookfield Renewable Partners L.P., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(25)

12.2	Certification of Wyatt Hartley, Chief Financial Officer of Brookfield Canada Renewable Manager LP, the Service Provider of Brookfield Renewable Partners L.P., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(25)

13.1	Certification of Connor Teskey, Chief Executive Officer of Brookfield Canada Renewable Manager LP, the Service Provider of Brookfield Renewable Partners L.P., pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes-Oxley Act of
2002.(25)

13.2	Certification of Wyatt Hartley, Chief Financial Officer of Brookfield Canada Renewable Manager LP, the Service Provider of Brookfield Renewable Partners L.P., pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes-Oxley Act of 2002.(25)

15.1	Board of Directors Charter of the Managing General Partner of Brookfield Renewable Partners L.P.(24)

15.2	Audit Committee Charter of the Managing General Partner of Brookfield Renewable Partners L.P.(24)

15.3	Consent of Ernst & Young LLP.(25)

17.1	List of Subsidiary Guarantors and Subsidiary Issuers of Guaranteed Securities.(24)

97.1	Clawback Policy.(24)

101	The following materials from Brookfield Renewable Partners L.P.’s annual report on Form 20-F for the year ended December 31, 2023, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Financial Statements of Brookfield Renewable Partners L.P. and (ii) Notes to the Consolidated Financial Statements of Brookfield Renewable Partners L.P., tagged as blocks of text and in detail.(24)

(1)	Filed as an exhibit to Registration Statement on Form 20-F including all amendments thereto, with the last such amendment having been made on May 16, 2013, and incorporated herein by reference.

(2)	Filed as an exhibit to our 2014 Form 20-F as filed on March 2, 2015 and incorporated herein by reference.
(3)	Filed as an exhibit to Form 6-K on November 27, 2015, and incorporated herein by reference.
(4)	Filed as an exhibit to our 2015 Form 20-F as filed on February 26, 2016, and incorporated herein by reference.
(5)	Filed as an exhibit to Form 6-K on May 4, 2016, and incorporated herein by reference.
(6)	Filed as an exhibit to Form 6-K on May 6, 2016, and incorporated herein by reference.
(7)	Filed as an exhibit to Form 6-K on May 26, 2016, and incorporated herein by reference.
(8)	Filed as an exhibit to Form 6-K on February 14, 2017, and incorporated herein by reference.
(9)	Filed as an exhibit to Form 6-K on January 17, 2018, and incorporated herein by reference.
(10)	Filed as an exhibit to Form 6-K on February 28, 2019, and incorporated herein by reference.
(11)	Filed as an exhibit to Form 6-K on March 11, 2019, and incorporated herein by reference.
(12)	Filed as an exhibit to Form 6-K on February 24, 2020, and incorporated herein by reference.
(13)	Filed as an exhibit to Form 6-K on July 29, 2020, and incorporated herein by reference.
(14)	Filed as an exhibit to Form 6-K on August 3, 2020, and incorporated herein by reference.
(15)	Filed as an exhibit to Form 6-K on February 8, 2021, and incorporated herein by reference.
(16)	Filed as an exhibit to Form 6-K/A on April 16, 2021, and incorporated herein by reference.
(17)	Filed as an exhibit to Form 6-K on August 12, 2021, and incorporated herein by reference.
(18)	Filed as an exhibit to Form 6-K on December 9, 2021, and incorporated herein by reference.
(19)	Filed as an exhibit to Form 6-K on April 14, 2022, and incorporated herein by reference.
(20)	Filed as an exhibit to Form 6-K on November 14, 2022 and incorporated herein by reference.
(21)	Filed as an exhibit to Form 6-K on March 29, 2023 and incorporated herein by reference.
(22)	Filed as an exhibit to Form 6-K on June 2, 2023 and incorporated herein by reference.
(23)	Filed as an exhibit to Form 6-K on January 10, 2024 and incorporated herein by reference.
(24)	Previously filed.
(25)	Filed herewith.

SIGNATURE

The registrant hereby certifies that it meets all of the requirements for filing this Form 20-F/A and that it has duly caused and authorized the undersigned to sign this Form 20-F/A on its behalf.

Dated: March 4, 2024	BROOKFIELD RENEWABLE PARTNERS L.P. by its general partner, Brookfield Renewable Partners Limited

	By:	/s/ Wyatt Hartley
		Name:	Wyatt Hartley
		Title:	Chief Financial Officer of the Service Provider, Brookfield Canada Renewable Manager LP

BROOKFIELD RENEWABLE PARTNERS L.P.

INDEX TO FINANCIAL STATEMENTS

Page
Audited Consolidated Financial Statements as at December 31, 2023 and 2022 and for the Years Ended December 31, 2023, 2022 and 2021	F - 2

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

Management assessed the effectiveness of Brookfield Renewable’s internal control over financial reporting as of December 31, 2023, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this assessment, management concludes that, as of December 31, 2023, Brookfield Renewable’s internal control over financial reporting is effective. Management excluded from its design and assessment of the internal controls of investments acquired in 2023, which include a 12 GW operating and development portfolio of utility-scale solar, wind and battery storage assets in the United States, a 4.5 GW operating and development portfolio of utility-scale solar, wind and distributed generation assets in India, a 4 GW operating and development portfolio of utility-scale wind, battery and solar assets in the United Kingdom, a 136 MW portfolio of operating wind assets in Brazil, a 730 MW portfolio of distributed generation assets in Brazil, and a 60 MW portfolio of operating and wind assets in Brazil, whose total assets and net assets on a combined basis constitute approximately 10% and 10%, respectively, of the consolidated financial statement amounts as of December 31, 2023 and 3% of revenues for the year then ended.

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

Opinion on Internal Control Over Financial Reporting

We have audited Brookfield Renewable Partners L.P.’s (“Brookfield Renewable” or the “Partnership”) internal control over financial reporting as of December 31, 2023, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2023, based on the COSO criteria.

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

/s/ Ernst & Young LLP

Chartered Professional Accountants

Licensed Public Accountants

Toronto, Canada

February 29, 2024

BROOKFIELD RENEWABLE PARTNERS L.P.

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT DECEMBER 31 (MILLIONS)	Notes	2023	2022
Assets
Current assets
Cash and cash equivalents	20	$1,141	$998
Restricted cash	21	310	139
Trade receivables and other current assets	22	1,517	1,860
Financial instrument assets	5	199	125
Due from related parties	28	1,443	123
Assets held for sale	4	—	938

		4,610	4,183
Financial instrument assets	5	1,768	1,500
Equity-accounted investments	19	2,546	1,392
Property, plant and equipment, at fair value	12	64,005	54,283
Goodwill	17	1,944	1,526
Deferred income tax assets	11	244	176
Other long-term assets	23	1,011	1,051

Total Assets		$76,128	$64,111

Liabilities
Current liabilities
Accounts payable and accrued liabilities	24	$1,539	$1,086
Financial instrument liabilities	5	687	559
Due to related parties	28	835	588
Corporate borrowings	13	183	249
Non-recourse borrowings	13	4,752	2,027
Provisions	25, 27	42	83
Liabilities directly associated with assets held for sale	4	—	351

		8,038	4,943
Financial instrument liabilities	5	2,433	1,670
Corporate borrowings	13	2,650	2,299
Non-recourse borrowings	13	22,117	20,275
Deferred income tax liabilities	11	7,174	6,507
Provisions	25, 27	1,268	600
Due to related parties	28	705	1
Other long-term liabilities	26	1,764	1,530
Equity
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	14	18,863	14,755
General partnership interest in a holding subsidiary held by Brookfield	14	55	59
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	14	2,684	2,892
BEPC exchangeable shares	14	2,479	2,561
Preferred equity	14	583	571
Perpetual subordinated notes	14	592	592
Preferred limited partners’ equity	15	760	760
Limited partners’ equity	16	3,963	4,096

Total Equity		$29,979	$26,286

Total Liabilities and Equity		$76,128	$64,111

The accompanying notes are an integral part of these consolidated financial statements.

Approved on behalf of Brookfield Renewable Partners L.P.:

Patricia Zuccotti Director	David Mann Director

BROOKFIELD RENEWABLE PARTNERS L.P.

CONSOLIDATED STATEMENTS OF INCOME (LOSS)

YEAR ENDED DECEMBER 31 (MILLIONS, EXCEPT AS NOTED)	Notes	2023	2022	2021
Revenues	28	$5,038	$4,711	$4,096
Other income	7	671	136	304
Direct operating costs(1)	8	(1,933)	(1,434)	(1,365)
Management service costs	28	(205)	(243)	(288)
Interest expense	13	(1,627)	(1,224)	(981)
Share of earnings from equity-accounted investments	19	186	96	22
Foreign exchange and financial instruments gain (loss)	5	502	(133)	(32)
Depreciation	12	(1,852)	(1,583)	(1,501)
Other	9	(212)	(190)	(307)
Income tax recovery (expense)
Current	11	(128)	(148)	(43)
Deferred	11	176	150	29

		48	2	(14)

Net income (loss)		$616	$138	$(66)

Net income (loss) attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	14	$619	$334	$209
General partnership interest in a holding subsidiary held by Brookfield	14	111	92	77
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	14	(63)	(117)	(135)
BEPC exchangeable shares	14	(57)	(104)	(119)
Preferred equity	14	27	26	26
Perpetual subordinated notes	14	29	29	12
Preferred limited partners’ equity	15	41	44	55
Limited partners’ equity	16	(91)	(166)	(191)

		$616	$138	$(66)

Basic and diluted loss per LP unit		$(0.32)	$(0.60)	$(0.69)

(1)	Direct operating costs exclude depreciation expense disclosed below.

The accompanying notes are an integral part of these consolidated financial statements.

BROOKFIELD RENEWABLE PARTNERS L.P.

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEAR ENDED DECEMBER 31 (MILLIONS)	Notes	2023	2022	2021
Net income (loss)		$616	$138	$(66)
Other comprehensive income that will not be reclassified to net income
Revaluations of property, plant and equipment	12	(133)	3,745	4,573
Actuarial (loss) gain on defined benefit plans		(12)	21	30
Deferred income taxes on above items	11	81	(852)	(1,170)
Unrealized gain (loss) on investments in equity securities	5	2	(11)	3
Equity-accounted investments	19	154	(35)	184

Total items that will not be reclassified to net income		92	2,868	3,620
Other comprehensive income that may be reclassified to net income
Foreign currency translation	10	1,317	(647)	(859)
Gains (losses) arising during the year on financial instruments designated as cash-flow hedges	5	252	175	(64)
Gain (loss) on foreign exchange swaps – net investment hedge	5	(128)	63	64
Reclassification adjustments for amounts recognized in net income	5	(108)	148	43
Deferred income taxes on above items	11	(13)	(87)	(2)
Equity-accounted investments	19	8	(30)	(36)

Total items that may be reclassified subsequently to net income		1,328	(378)	(854)

Other comprehensive income		1,420	2,490	2,766

Comprehensive income		$2,036	$2,628	$2,700

Comprehensive income attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	14	$1,983	$1,582	$1,048
General partnership interest in a holding subsidiary held by Brookfield	14	111	100	89
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	14	(50)	270	444
BEPC exchangeable shares		(45)	238	394
Preferred equity	14	39	(16)	30
Perpetual subordinated notes		29	29	12
Preferred limited partners’ equity	15	41	44	55
Limited partners’ equity	16	(72)	381	628

		$2,036	$2,628	$2,700

The accompanying notes are an integral part of these consolidated financial statements.

BROOKFIELD RENEWABLE PARTNERS L.P.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income							Non-controlling interests
YEAR ENDED DECEMBER 31 (MILLIONS)	Limited partners’ equity	Foreign currency translation	Revaluation surplus	Actuarial losses on defined benefit plans	Cash flow hedges	Investments in equity securities	Total limited partners’ equity	Preferred limited partners’ equity	Preferred equity	Perpetual subordinated notes	BEPC exchangeable shares	Participating non- controlling interests – in operating subsidiaries	General partnership interest in a holding subsidiary held by Brookfield	Participating non-controlling interests – in a holding subsidiary – Redeemable/ Exchangeable units held by Brookfield	Total equity
Balance, as at December 31, 2022	$(1,898)	$(845)	$6,817	$4	$17	$1	$4,096	$760	$571	$592	$2,561	$14,755	$59	$2,892	$26,286
Net income (loss)	(91)	—	—	—	—	—	(91)	41	27	29	(57)	619	111	(63)	616
Other comprehensive income (loss)	—	147	(143)	(3)	18	—	19	—	12	—	12	1,364	—	13	1,420
Equity issuance (Note 14, 16, 28)	390	—	—	—	—	—	390	—	—	—	240	—	—	—	630
LP Units purchased for cancellation (Note 16)	(43)	—	—	—	—	—	(43)	—	—	—	—	—	—	—	(43)
Capital contributions (Note 14)	—	—	—	—	—	—	—	—	—	—	—	2,993	—	—	2,993
Acquisition (Note 3)	—	—	—	—	—	—	—	—	—	—	—	414	—	—	414
Return of capital	—	—	—	—	—	—	—	—	—	—	—	(140)	—	—	(140)
Disposal (Note 4)	12	—	(12)	—	—	—	—	—	—	—	—	(449)	—	—	(449)
Distributions or dividends declared	(383)	—	—	—	—	—	(383)	(41)	(27)	(29)	(241)	(1,428)	(116)	(265)	(2,530)
Distribution reinvestment plan	8	—	—	—	—	—	8	—	—	—	—	—	—	—	8
Ownership changes	113	16	(107)	—	(1)	—	21	—	—	—	—	—	—	—	21
Other	(226)	(19)	188	1	2	—	(54)	—	—	—	(36)	735	1	107	753

Change in year	(220)	144	(74)	(2)	19	—	(133)	—	12	—	(82)	4,108	(4)	(208)	3,693

Balance, as at December 31, 2023	$(2,118)	$(701)	$6,743	$2	$36	$1	$3,963	$760	$583	$592	$2,479	$18,863	$55	$2,684	$29,979

Balance, as at December 31, 2021	$(1,516)	$(842)	$6,494	$—	$(48)	$4	$4,092	$881	$613	$592	$2,562	$12,303	$59	$2,894	$23,996
Net income (loss)	(166)	—	—	—	—	—	(166)	44	26	29	(104)	334	92	(117)	138
Other comprehensive income (loss)	—	(1)	480	4	67	(3)	547	—	(42)	$—	342	1,248	8	387	2,490
Equity issuance	—	—	—	—	—	—	—	115	—	$—	—	—	—	—	115
Capital contributions	—	—	—	—	—	—	—	—	—	$—	—	2,131	—	—	2,131
Redemption of Preferred LP Units	—	—	—	—	—	—	—	(236)	—	$—	—	—	—	—	(236)
Disposals	14	—	(14)	—	—	—	—	—	—	$—	—	(75)	—	—	(75)
Distributions or dividends declared	(355)	—	—	—	—	—	(355)	(44)	(26)	$(29)	(220)	(1,275)	(100)	(250)	(2,299)
Distribution reinvestment plan	9	—	—	—	—	—	9	—	—	$—	—	—	—	—	9
Other	116	(2)	(143)	—	(2)	—	(31)	—	—	$—	(19)	89	—	(22)	17

Change in year	(382)	(3)	323	4	65	(3)	4	(121)	(42)	—	(1)	2,452	—	(2)	2,290

Balance, as at December 31, 2022	$(1,898)	$(845)	$6,817	$4	$17	$1	$4,096	$760	$571	$592	$2,561	$14,755	$59	$2,892	$26,286

The accompanying notes are an integral part of these consolidated financial statements.

BROOKFIELD RENEWABLE PARTNERS L.P.

CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income (loss)							Non-controlling interests
YEAR ENDED DECEMBER 31 (MILLIONS)	Limited partners’ equity	Foreign currency translation	Revaluation surplus	Actuarial losses on defined benefit plans	Cash flow hedges	Investments in equity securities	Total limited partners’ equity	Preferred limited partners’ equity	Preferred equity	Perpetual subordinated notes	BEPC exchangeable shares	Participating non- controlling interests – in operating subsidiaries	General partnership interest in a holding subsidiary held by Brookfield	Participating non-controlling interests – in a holding subsidiary – Redeemable/ Exchangeable units held by Brookfield	Total equity
Balance, as at December 31, 2020	$(988)	$(720)	$5,595	$(6)	$(39)	$3	$3,845	$1,028	$609	$—	$2,408	$11,100	$56	$2,721	$21,767
Net income (loss)	(191)	—	—	—	—	—	(191)	55	26	12	(119)	209	77	(135)	(66)
Other comprehensive income (loss)	—	(116)	938	7	(11)	1	819	—	4	—	513	839	12	579	2,766
Issuance of perpetual subordinated notes	—	—	—	—	—	—	—	—	—	592	—	—	—	—	592
Capital contributions	—	—	—	—	—	—	—	—	—	—	—	1,121	—	—	1,121
Redemption of Preferred LP Units	—	—	—	—	—	—	—	(147)	—	—	—	—	—	—	(147)
Disposal	38	—	(38)	—	—	—	—	—	—	—	—	(395)	—	—	(395)
Distributions or dividends declared	(335)	—	—	—	—	—	(335)	(55)	(26)	(12)	(209)	(810)	(85)	(237)	(1,769)
Distribution reinvestment plan	9	—	—	—	—	—	9	—	—	—	—	—	—	—	9
Other	(49)	(6)	(1)	(1)	2	—	(55)	—	—	—	(31)	239	(1)	(34)	118

Change in year	(528)	(122)	899	6	(9)	1	247	(147)	4	592	154	1,203	3	173	2,229

Balance, as at December 31, 2021	$(1,516)	$(842)	$6,494	$—	$(48)	$4	$4,092	$881	$613	$592	$2,562	$12,303	$59	$2,894	$23,996

The accompanying notes are an integral part of these consolidated financial statements.

BROOKFIELD RENEWABLE PARTNERS L.P.

CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31 (MILLIONS)	Notes	2023	2022	2021
Operating activities
Net income (loss)		$616	$138	$(66)
Adjustments for the following non-cash items:
Depreciation	12	1,852	1,583	1,501
Unrealized foreign exchange and financial instrument (gain) loss	5	(492)	258	122
Share of earnings from equity-accounted investments	19	(186)	(96)	(22)
Deferred income tax recovery	11	(176)	(150)	(29)
Other non-cash items		(282)	102	(136)
Dividends received from equity-accounted investments	19	58	89	78

		1,390	1,924	1,448
Changes in due to or from related parties		7	(19)	2
Net change in working capital balances	29	468	(194)	(716)

		1,865	1,711	734
Financing activities
Proceeds from medium-term notes	13	293	296	—
Commercial paper, net	13	(65)	249	(3)
Proceeds from non-recourse borrowings	13	8,316	9,547	6,877
Repayment of non-recourse borrowings	13	(6,037)	(6,310)	(3,678)
Capital contributions from participating non-controlling interests – in operating subsidiaries	14	2,593	1,863	1,200
Capital repaid to participating non-controlling interests – in operating subsidiaries	14	(248)	(75)	(511)
Issuance of equity instruments and related costs	14,15,16	630	115	592
Redemption and repurchase of equity instruments	14,15,16	(43)	(252)	(153)
Distributions paid:
To participating non-controlling interests – in operating subsidiaries, preferred shareholders, preferred limited partners unitholders, and perpetual subordinate notes	14,15	(967)	(1,372)	(900)
To unitholders of Brookfield Renewable or BRELP and shareholders of Brookfield Renewable Corporation	14, 16	(990)	(915)	(854)
Borrowings from related party		670	1,470	1,188
Repayments to related party		(1,556)	(1,127)	(1,615)

		2,596	3,489	2,143
Investing activities
Acquisitions, net of cash and cash equivalents, in acquired entity	3	(791)	(2,452)	(1,426)
Investment in equity-accounted investments	19	(725)	(236)	(54)
Investment in property, plant and equipment	12	(2,809)	(2,190)	(1,967)
Proceeds from disposal of assets, net of cash and cash equivalents disposed		217	140	827
Purchase of financial assets		(644)	(492)	(58)
Proceeds from financial assets	5	431	70	220
Restricted cash and other		(35)	94	(86)

		(4,356)	(5,066)	(2,544)
Foreign exchange (loss) gain on cash		38	(28)	(35)

Cash and cash equivalents increase		143	106	298
Net change in cash classified within assets held for sale		—	(8)	(5)
Balance, beginning of year		998	900	607

Balance, end of year		$1,141	$998	$900

Supplemental cash flow information:
Interest paid		$1,353	$1,138	$877
Interest received		$112	$37	$45
Income taxes paid		$194	$112	$71

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

Brookfield Renewable’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP units”) held by public unitholders and Brookfield, class A exchangeable subordinate voting shares (“BEPC exchangeable shares”) of Brookfield Renewable Corporation (“BEPC”) held by public shareholders and Brookfield, redeemable/exchangeable partnership units (“Redeemable/Exchangeable partnership units”) in Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary of Brookfield Renewable, held by Brookfield, and general partnership interest (“GP interest”) in BRELP held by Brookfield. Holders of the LP units, Redeemable/Exchangeable partnership units, GP interest, and BEPC exchangeable shares will be collectively referred to throughout as “Unitholders” unless the context indicates or requires otherwise. LP units, Redeemable/Exchangeable partnership units, GP interest, and BEPC exchangeable shares will be collectively referred to throughout as “Units”, or as “per Unit”, unless the context indicates or requires otherwise.

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

The LP units are traded under the symbol “BEP” on the New York Stock Exchange and under the symbol “BEP.UN” on the Toronto Stock Exchange. Brookfield Renewable’s Class A Series 7, Series 13, Series 15, and Series 18 preferred limited partners’ equity are traded under the symbols “BEP.PR.G”, “BEP.PR.M”, “BEP.PR.O”, and “BEP.PR.R”, respectively, on the Toronto Stock Exchange. Brookfield Renewable’s Class A Series 17 preferred limited partners’ equity is traded under the symbol “BEP.PR.A” on the New York Stock Exchange. The perpetual subordinated notes are traded under the symbol “BEPH” and “BEPI” on the New York Stock Exchange.

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

•

Brookfield Renewable has the right to operate the asset (or to direct others to operate the asset in a manner that it determines) throughout the period of use, without the supplier having the right to change those operating instructions; or

•	Brookfield Renewable designed the asset in a way that predetermines how and for what purpose it will be used.

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

Evidence of impairment may include:

•	Indications that a debtor or group of debtors is experiencing significant financial difficulty;

•	A default or delinquency in interest or principal payments;

•	Probability that a debtor or a group of debtors will enter into bankruptcy or other financial reorganization;

•	Changes in arrears or economic conditions that correlate with defaults, where observable data indicates that there is a measurable decrease in the estimated future cash flows.

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

Brookfield Renewable owns and operates certain projects in the U.S. under tax equity structures to finance the construction of utility-scale solar and wind projects. Such structures are designed to allocate renewable tax incentives, such as investment tax credits (“ITCs”), production tax credits (“PTCs”) and accelerated tax depreciation, to tax equity investors. Generally, tax equity structures grant the tax equity investors the majority of the project’s U.S. taxable earnings and renewable tax incentives, along with a smaller portion of the projects’ cash flows, until a contractually determined point at which the allocations are adjusted (the “Flip Point”). Subsequent to the Flip Point the majority of the project’s U.S. taxable earnings, renewable tax incentives and cash flows are allocated to the sponsor. The Flip Point dates are generally dependent on the underlying projects’ reaching an agreed upon after tax investment return, however, from time to time, the Flip Point dates may be dates specified within the contract. At all times, both before and after the projects’ Flip Point, Brookfield Renewable retains control over the projects financed with a tax equity structure. In accordance with the substance of the contractual agreements, the amounts paid by the tax equity investors for their equity stakes are classified as financial instrument liabilities on the consolidated statements of financial position and at each reporting date are remeasured to their fair value in accordance with IFRS 9.

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

Brookfield Renewable designates its derivatives as hedges of:

•	Foreign exchange risk associated with the cash flows of highly probable forecast transactions (cash flow hedges);

•	Foreign exchange risk associated with net investment in foreign operations (net investment hedges);

•	Commodity price risk associated with cash flows of highly probable forecast transactions (cash flow hedges); and

•	Floating interest rate risk associated with floating rate debts (cash flow hedges).

At the inception of a hedge relationship, Brookfield Renewable formally designates and documents the hedge relationship to which it wishes to apply hedge accounting and the risk management objective and strategy for undertaking the hedge.

A hedging relationship qualifies for hedge accounting if it meets all of the following effectiveness requirements:

•	There is an ‘economic relationship’ between the hedged item and the hedging instrument;

•	The effect of credit risk does not ‘dominate the value changes’ that result from that economic relationship; and

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

Revenues recognized that are outside the scope of IFRS 15 include realized gains and losses from derivatives used in the risk management of Brookfield Renewable’s generation activities related to commodity prices. From time to time, Brookfield Renewable also enters into commodity contracts to hedge all or a portion of its estimated revenue stream when selling electricity to an independent system operated market and there is no PPA available. These commodity contracts require periodic settlements in which Brookfield Renewable receives a fixed-price based on specified quantities of electricity and pays the counterparty a variable market price based on the same specified quantity of electricity. As these derivatives are accounted for under hedge accounting, the changes in fair value are recorded in revenues in the consolidated statements of income (loss). Financial transactions included in revenues for the year ended December 31, 2023 decreased revenues by $119 million (decreased by 2022: 146 million and 2021: $37 million).

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

(o) Business combinations

The acquisition of a business is accounted for using the acquisition method. The consideration for an acquisition is measured at the aggregate of the fair values, at the date of exchange, of the assets transferred, the liabilities incurred to former owners of the acquired business, and equity instruments issued by the acquirer in exchange for control of the acquired business. The acquired business’ identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3 – Business combinations (“IFRS 3”), are recognized at their fair values at the acquisition date, except for income taxes which are measured in accordance with IAS 12 – Income taxes (“IAS 12”), share-based payments which are measured in accordance with IFRS 2 – Share-based payment, liabilities and contingent liabilities which are measured under IAS 37—Provisions, contingent liabilities and contingent assets or IFRIC 21—Levies and non-current assets that are classified as held-for-sale which are measured at fair value less costs to sell in accordance with IFRS 5 – Non-current assets held for sale and discontinued operations. The non-controlling interest in the acquiree is initially measured at the non-controlling interest’s proportion of the net fair value of the identifiable assets, liabilities and contingent liabilities recognized or when applicable, at the fair value of the shares outstanding.

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

International Tax Reform—Amendments to IAS 12 – Pillar Two model rules

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

2. PRINCIPAL SUBSIDIARIES

The following table lists the subsidiaries of Brookfield Renewable which significantly affect its financial position and results of operations as at December 31, 2023:

	Jurisdiction of Incorporation or Organization	Percentage of voting securities owned or controlled (%)
BP Brazil US Subco LLC	Delaware	100
Brookfield BRP Canada Corp.	Ontario	100
Brookfield BRP Europe Holdings (Bermuda) Limited	Bermuda	100
Brookfield Power US Holding America Co.	Delaware	100
Isagen S.A. E.S.P.(1)	Colombia	99.70
TerraForm Power Parent, LLC(1)	New York	100

(1)	Voting control held, in whole or in part, through voting agreements with Brookfield and co-investment.

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

(1)

The purchase price allocation is preliminary as at December 31, 2023. Brookfield Renewable is currently assessing the fair value of Property, plant and equipment, Financial instruments, Provisions, Deferred tax, Non-recourse borrowings, Other long-term liabilities and Goodwill for the purchase price allocation and expect to finalize the balances in 2024 within the one year measurement period. Refer to Note 7—Other income for more details.

(2)	Includes both short-term and long-term balances.

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

The final purchase price allocation, at fair value, as at December 31, 2023, with respect to the U.S. Wind Portfolio business combination is as follows:

(MILLIONS)	U.S. Wind Portfolio
Cash and cash equivalents	$26
Restricted cash	5
Trade receivables and other current assets	13
Assets classified as held for sale	234
Property, plant and equipment	1,700
Financial instruments assets	2
Other non-current assets	10
Accounts payable and accrued liabilities	(38)
Liabilities classified as held for sale	(143)
Financial instruments liabilities	(628)
Provisions	(22)
Other long-term liabilities	(45)

Fair value of net assets acquired	1,114
Non-controlling interests	(23)
Goodwill	1

Total fair value of net assets acquired including goodwill, net of non-controlling interests	$1,092

The purchase price allocations, at fair value, as at December 31, 2022, with respect to the business combinations are as follows:

(MILLIONS)	Chile Distributed Generation Portfolio	Europe Utility- scale Solar Portfolio	U.S. Utility- scale Solar Portfolio (1)	U.S. Distributed Generation Portfolio(2)(3)	US Wind Portfolio(2)(4)	Total
Cash and cash equivalents	$2	$3	$22	$33	$26	$86
Restricted cash	—	—	6	6	5	17
Trade receivables and other current assets	2	30	48	13	13	106
Assets classified as held for sale(4)	—	—	—	—	240	240
Property, plant and equipment	21	1	561	708	1,796	3,087
Deferred tax assets	—	—	—	10	—	10
Financial instruments assets(5)	—	—	—	10	2	12
Other non-current assets	1	—	4	21	22	48
Accounts payable and accrued liabilities	(1)	(5)	(32)	(66)	(38)	(142)
Current portion of non-recourse borrowings	—	—	—	(9)	—	(9)
Liabilities classified as held for sale(4)	—	—	—	—	(135)	(135)
Financial instruments liabilities(5)	—	—	(15)	(15)	(725)	(755)
Non-recourse borrowings	(6)	—	(48)	(346)	—	(400)
Deferred income tax liabilities	—	(7)	(43)	—	—	(50)
Provisions	—	—	—	(25)	(29)	(54)
Other long-term liabilities	—	—	(30)	(35)	(68)	(133)

Fair value of net assets acquired	19	22	473	305	1,109	1,928
Non-controlling interests	—	—	—	—	(26)	(26)
Goodwill	18	68	287	309	9	691

Total fair value of net assets acquired including goodwill, net of non-controlling interests	$37	$90	$760	$614	$1,092	$2,593

(1)

During the year ended December 31, 2022, Brookfield Renewable recorded purchase price allocation adjustment of $176 million primarily to Property, plant and equipment, Deferred tax asset, Other non-current assets, Deferred income tax liabilities and Other long-term liabilities.

(2)	The purchase price allocation was preliminary as at December 31, 2022 and was finalized during the year ended December 31, 2023.
(3)

During the ended December 31, 2022, Brookfield Renewable recorded purchase price allocation adjustments of $97 million primarily to Property, plant and equipment, at fair value, Deferred tax assets and Deferred income tax liabilities.

(4)	Refer to Note 4 - Disposal of assets.
(5)	Includes both short-term and long-term balances.

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

On September 20, 2023, Brookfield Renewable, together with its institutional partners, completed the sale of its 100% interest in a 26 MW solar asset in Uruguay for proceeds of approximately $41 million ($13 million net to Brookfield Renewable). As a result of the disposition, Brookfield Renewable derecognized $43 million of total assets, and $1 million of total liabilities from the consolidated statements of financial position. As a result of the disposition, Brookfield Renewable’s post-tax portion of the accumulated revaluation surplus of $13 million was reclassified from accumulated other comprehensive income directly to equity and presented as a Disposals item in the consolidated statements of changes in equity.

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

The following table presents Brookfield Renewable’s assets and liabilities including energy derivative contracts, IFRS 9 PPAs, interest rate swaps, foreign exchange swaps and tax equity measured and disclosed at fair value classified by the fair value hierarchy:

(MILLIONS)	Level 1	Level 2	Level 3	2023	2022
Assets measured at fair value:
Cash and cash equivalents	$1,141	$—	$—	$1,141	$998
Restricted cash(1)	391	—	—	391	191
Financial instrument assets(1)
IFRS 9 PPAs	—	—	50	50	2
Energy derivative contracts	—	90	—	90	37
Interest rate swaps	—	233	—	233	335
Foreign exchange swaps	—	27	—	27	16
Tax equity	—	—	27	27	—
Investments in debt and equity securities	—	46	1,494	1,540	1,235
Property, plant and equipment	—	—	64,005	64,005	54,283
Liabilities measured at fair value:
Financial instrument liabilities(1)
IFRS 9 PPAs(2)	—	(56)	(742)	(798)	(668)
Energy derivative contracts	—	(82)	—	(82)	(238)
Interest rate swaps	—	(105)	—	(105)	(82)
Foreign exchange swaps	—	(353)	—	(353)	(110)
Tax equity	—	—	(1,782)	(1,782)	(1,131)
Contingent consideration(3)	—	—	(92)	(92)	(68)
Liabilities for which fair value is disclosed:
Corporate borrowings(1)	(2,731)	—	—	(2,731)	(2,362)
Non-recourse borrowings(1)	(2,116)	(24,723)	—	(26,839)	(21,117)

Total	$(3,315)	$(24,923)	$62,960	$34,722	$31,253

(1)	Includes both the current amount and long-term amount.
(2)	During the year ended December 31, 2023 $56 million (2022: nil) was transferred from Level 3 to Level 2.
(3)	Amount relates to business combination completed in 2022 and 2023 with obligations lapsing from 2024 to 2027.

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

(1)

Amounts recognized in Equity-accounted investments, Gains (losses) arising during the year on financial instruments designated as cash-flow hedges and Unrealized gain (loss) on foreign exchange swaps – net investment hedge on the consolidated statements of comprehensive income (loss).

(2)	Amounts recognized in Foreign exchange and financial instruments gain (loss) on the consolidated statements of income (loss) excluding realized gains and losses recorded on foreign exchange.
(3)	Level 3 power purchase agreements accounted for as energy derivatives that are either designated as a hedge or not designated as a hedge.

(MILLIONS)	Balance as at Dec 31, 2021 asset (liability)	Changes in fair value recognized in OCI(1)	Changes in fair value (hedge ineffectiveness)(2)	Changes in fair value on derivatives not designated in hedge relationships(2)	Amounts reclassified from OCI to income	Acquisitions, settlements and other	Foreign exchange gain (loss)	Balance as at Dec 31, 2022 asset (liability)
IFRS 9 PPAs(3)	$(20)	$(75)	$(13)	$(216)	$22	$(364)	$—	$(666)
Energy derivative contracts	(151)	(117)	2	(134)	142	57	—	(201)
Interest rate swaps	(188)	331	5	85	5	18	(3)	253
Foreign exchange swaps	(24)	(56)	—	89	—	(103)	—	(94)
Investments in debt and equity securities	195	(11)	—	13	—	1,046	(8)	1,235
Tax equity	(455)	—	—	115	—	(791)	—	(1,131)

	$(643)	$72	$(6)	$(48)	$169	$(137)	$(11)	$(604)

(1)

Amounts recognized in Equity-accounted investments, Gains (losses) arising during the year on financial instruments designated as cash-flow hedges and Unrealized gain (loss) on foreign exchange swaps – net investment hedge on the consolidated statements of comprehensive income (loss).

(2)	Amounts recognized in Foreign exchange and financial instruments gain (loss) on the consolidated statements of income (loss) excluding realized gains and losses recorded on foreign exchange.
(3)	Level 3 power purchase agreements accounted for as energy derivatives that are either designated as a hedge or not designated as a hedge.

(a) Tax equity

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

(b) Investments in debt and equity securities

Brookfield Renewable’s investments in debt and equity securities are classified as FVPL, FVOCI and amortized cost. Refer to Note 1(l) – Basis of preparation and material accounting policy information – Financial instruments.

(c) Energy derivative contracts and IFRS 9 PPAs

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

(d) Interest rate hedges

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

(e) Foreign exchange swaps

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

Brookfield Renewable operations are segmented by – 1) hydroelectric, 2) wind, 3) utility-scale solar, 4) distributed energy and storage (distributed generation and pumped storage), 5) sustainable solutions (renewable natural gas, carbon capture and storage, recycling, cogeneration biomass, nuclear services, and power transformation), and 6) corporate—with hydroelectric further segmented by geography (i.e., North America, Colombia, and Brazil). This best reflects the way in which the CODM reviews results of our company.

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

	Attributable to Unitholders									Contribution from equity- accounted investments	Attributable to non-controlling interests and other(1)	As per IFRS financials(2)
	Hydroelectric			Wind	Utility- scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Revenues	$1,029	$240	$293	$511	$365	$241	$147	$—	$2,826	$(234)	$2,446	$5,038
Other income	22	5	6	146	106	20	19	88	412	(81)	340	671
Direct operating costs	(381)	(73)	(124)	(164)	(99)	(81)	(105)	(29)	(1,056)	110	(987)	(1,933)
Share of revenue, other income and direct operating costs from equity-accounted investments	—	—	—	—	—	—	—	—	—	205	—	205

	670	172	175	493	372	180	61	59	2,182	—	1,799
Management service costs	—	—	—	—	—	—	—	(205)	(205)	—	—	(205)
Interest expense	(266)	(19)	(82)	(105)	(110)	(43)	(6)	(114)	(745)	33	(915)	(1,627)
Current income taxes	(2)	(7)	(17)	(6)	(1)	(4)	(3)	—	(40)	7	(95)	(128)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	(41)	(41)	—	—	(41)
Preferred equity	—	—	—	—	—	—	—	(27)	(27)	—	—	(27)
Perpetual subordinated notes	—	—	—	—	—	—	—	(29)	(29)	—	—	(29)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	—	—	—	(40)	—	(40)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(789)	(789)

Funds From Operations	402	146	76	382	261	133	52	(357)	1,095	—	—
Depreciation												(1,852)
Foreign exchange and financial instrument gain												502
Deferred income tax recovery												176
Other												(212)
Share of earnings from equity-accounted investments												21
Net income attributable to non-controlling interests												170

Net loss attributable to Unitholders(3)												$(100)

(1)	Amounts attributable to non-controlling interests and other includes certain non-recurring other income items. Refer to Note 7—Other Income.
(2)

Share of earnings from equity-accounted investments of $186 million is comprised of amounts found on the Share of revenue, other income and direct operating costs, Share of interest and cash taxes and Share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $619 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net Income attributable to non-controlling interests.

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

	Attributable to Unitholders									Contribution from equity- accounted investments	Attributable to non-controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind	Utility- scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Revenues	$964	$197	$273	$538	$374	$242	$48	$—	$2,636	$(188)	$2,263	4,711
Other income	15	22	10	56	90	23	3	73	292	(19)	(137)	136
Direct operating costs	(376)	(52)	(82)	(164)	(102)	(76)	(43)	(31)	(926)	86	(594)	(1,434)
Share of revenue, other income and opex from equity-accounted investments	—	—	—	—	—	—	—	—	—	121	7	128

	603	167	201	430	362	189	8	42	2,002	—	1,539
Management service costs	—	—	—	—	—	—	—	(243)	(243)	—	—	(243)
Interest expense	(185)	(20)	(57)	(96)	(102)	(40)	(2)	(94)	(596)	19	(647)	(1,224)
Current income taxes	(6)	(9)	(27)	(8)	(7)	(1)	—	(1)	(59)	10	(99)	(148)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	(44)	(44)	—	—	(44)
Preferred equity	—	—	—	—	—	—	—	(26)	(26)	—	—	(26)
Perpetual subordinated notes	—	—	—	—	—	—	—	(29)	(29)	—	—	(29)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	—	—	—	(29)	(8)	(37)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(785)	(785)

Funds From Operations	412	138	117	326	253	148	6	(395)	1,005	—	—
Depreciation												(1,583)
Foreign exchange and financial instrument loss												(133)
Deferred income tax recovery												150
Other												(190)
Share of earnings from equity-accounted investments												5
Net income attributable to non-controlling interests												451

Net loss attributable to Unitholders(2)												$(295)

(1)

Share of earnings from equity-accounted investments of $96 million is comprised of amounts found on the Share of revenue, other income and direct operating costs, Share of interest and cash taxes and Share of earnings lines. Net income attributable to participating non-controlling interests – in operating subsidiaries of $334 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net income attributable to non-controlling interests.

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

	Attributable to Unitholders									Contribution from equity- accounted investments	Attributable to non-controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind	Utility- scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Revenues	$876	$169	$224	$556	$348	$215	$27	$—	$2,415	$(163)	$1,844	4,096
Other income	42	36	14	126	39	—	3	41	301	(11)	14	304
Direct operating costs	(349)	(50)	(79)	(171)	(89)	(55)	(17)	(30)	(840)	75	(600)	(1,365)
Share of revenue, other income and direct operating costs from equity-accounted investments	—	—	—	—	—	—	—	—	—	99	43	142

	569	155	159	511	298	160	13	11	1,876	—	1,301
Management service costs	—	—	—	—	—	—	—	(288)	(288)	—	—	(288)
Interest expense	(158)	(20)	(28)	(106)	(111)	(30)	(8)	(78)	(539)	29	(471)	(981)
Current income taxes	(2)	(4)	(3)	(9)	(2)	(2)	—	—	(22)	3	(24)	(43)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	(55)	(55)	—	—	(55)
Preferred equity	—	—	—	—	—	—	—	(26)	(26)	—	—	(26)
Perpetual subordinated notes	—	—	—	—	—	—	—	(12)	(12)	—	—	(12)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	—	—	—	(32)	(33)	(65)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(773)	(773)

Funds From Operations	409	131	128	396	185	128	5	(448)	934	—	—
Depreciation												(1,501)
Foreign exchange and financial instrument loss												(32)
Deferred income tax recovery												29
Other												(307)
Share of earnings from equity-accounted investments												(55)
Net income attributable to non-controlling interests												564

Net loss attributable to Unitholders(2)												$(368)

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

The following table presents information on a segmented basis about certain items in our company’s consolidated statements of financial position and reconciles our proportionate balances to the consolidated statements of financial position basis by aggregating the components comprising Brookfield Renewable’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests:

	Attributable to Unitholders									Contribution from equity- accounted investments	Attributable to non-controlling interests	As per IFRS financials
	Hydroelectric			Wind	Utility- scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
As at December 31, 2023
Cash and cash equivalents	$77	$20	$12	$225	$123	$50	$30	$3	$540	$(85)	$686	$1,141
Property, plant and equipment	15,134	1,694	2,490	6,024	3,635	2,386	341	—	31,704	(1,578)	33,879	64,005
Total assets	16,143	1,880	2,738	6,802	4,518	2,842	1,540	257	36,720	(1,529)	40,937	76,128
Total liabilities	9,231	531	1,645	4,727	3,484	1,705	1,126	3,159	25,608	(1,529)	22,070	46,149
As at December 31, 2022
Cash and cash equivalents	$55	$15	$14	$150	$139	$61	$11	$—	$445	$(43)	$596	$998
Property, plant and equipment	15,331	1,743	1,826	4,853	3,046	2,110	227	—	29,136	(1,165)	26,312	54,283
Total assets	16,971	1,880	2,036	5,565	3,520	2,416	378	581	33,347	(587)	31,351	64,111
Total liabilities	9,456	892	625	3,709	2,874	1,322	113	2,827	21,818	(577)	16,584	37,825

Geographical Information

The following table presents consolidated revenue split by reportable segment for the year ended December 31:

(MILLIONS)	2023	2022	2021
Hydroelectric
North America	$1,135	$1,211	$1,044
Brazil	269	181	177
Colombia	1,285	1,135	929

	2,689	2,527	2,150
Wind	1,213	1,146	1,074
Utility-scale solar	751	700	563
Distributed energy & storage	350	298	267
Sustainable solutions	35	40	42

Total	$5,038	$4,711	$4,096

The following table presents consolidated property, plant and equipment and equity-accounted investments split by geography:

(MILLIONS)	December 31, 2023	December 31, 2022
United States	$34,303	$29,056
Colombia	10,585	8,264
Canada	7,483	7,560
Brazil	5,622	4,754
Europe	5,046	3,963
Asia	3,320	1,932
Other	192	146

	$66,551	$55,675

7. OTHER INCOME

Brookfield Renewable’s other income for the year ended December 31 is comprised of the following:

(MILLIONS)	2023	2022	2021
Interest and other investment income	$107	$68	$59
Gain on regulatory and contract settlement	22	43	35
Gain on disposition of non core assets and development assets	72	—	202
Other(1)	470	25	8

	$671	$136	$304

(1)

During the year ended December 31, 2023, Brookfield Renewable’s application of the acquisition method for it’s completed investments resulted in the recognition of net assets at a fair value that exceeded consideration transferred. The difference in value of $370 million was recorded within other income in the consolidated statements of income (loss). Refer to Note 3—Acquisitions for more details.

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
(2)

Includes $80 million in 2021 relating to the Texas winter storm event which reflect the cost of acquiring energy to cover our contractual obligations for our wind assets that were not generating during the period due to freezing conditions, net of hedging initiatives.

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

12. PROPERTY, PLANT AND EQUIPMENT, AT FAIR VALUE

The following table presents a reconciliation of property, plant and equipment at fair value:

(MILLIONS)	Notes	Hydroelectric	Wind	Solar	Other(1)	Total
Property, plant and equipment, at fair value
As at December 31, 2021		$31,513	$9,115	$7,389	$188	$48,205
Additions, net(2)		5	(194)	(65)	(7)	(261)
Transfer from construction work-in-progress		183	911	1,071	7	2,172
Acquisitions through business combinations	3	—	1,418	495	—	1,913
Disposals		(97)	—	—	—	(97)
Transfer to assets held for sale		(677)	—	—	—	(677)
Items recognized through OCI:
Change in fair value		2,490	779	(31)	77	3,315
Foreign exchange	10	(1,634)	(178)	(191)	7	(1,996)
Items recognized through net income:
Change in fair value		(2)	8	(44)	(2)	(40)
Depreciation	8	(613)	(557)	(385)	(28)	(1,583)

As at December 31, 2022		31,168	11,302	8,239	242	50,951
Additions(3)		5	60	394	—	459
Transfer from construction work-in-progress		154	934	851	2	1,941
Acquisitions through business combinations	3	—	3,177	1,980	—	5,157
Disposals(4)	4	—	—	(30)	(5)	(35)
Items recognized through OCI:
Change in fair value		(466)	367	28	(36)	(107)
Foreign exchange	10	2,435	113	178	9	2,735
Items recognized through net income:
Change in fair value		(7)	(13)	(164)	24	(160)
Depreciation	8	(643)	(716)	(454)	(39)	(1,852)

As at December 31, 2023		$32,646	$15,224	$11,022	$197	$59,089

Construction work-in-progress
As at December 31, 2021		$278	$295	$649	$5	$1,227
Additions, net		209	1,155	1,325	7	2,696
Transfer to property, plant and equipment		(183)	(911)	(1,071)	(7)	(2,172)
Acquisitions through business combinations		—	347	827	—	1,174
Transfer to assets held for sale		(8)	—	—	—	(8)
Items recognized through OCI:
Change in fair value		—	269	161	—	430
Foreign exchange	10	3	(23)	6	(1)	(15)

As at December 31, 2022		299	1,132	1,897	4	3,332
Additions		159	1,026	1,509	10	2,704
Transfer to property, plant and equipment		(154)	(934)	(851)	(2)	(1,941)
Acquisitions through business combinations	3	—	449	346	—	795
Items recognized through OCI:
Change in fair value		—	(60)	80	—	20
Foreign exchange	10	(3)	28	38	—	63
Items recognized through net income:
Change in fair value		(1)	(24)	(32)	—	(57)

As at December 31, 2023		$300	$1,617	$2,987	$12	$4,916

Total property, plant and equipment, at fair value
As at December 31, 2022(5)(6)		$31,467	$12,434	$10,136	$246	$54,283
As at December 31, 2023(5)(6)		$32,946	$16,841	$14,009	$209	$64,005

(1)	Includes biomass and cogeneration.
(2)	Includes fair value changes to decommissioning assets of nil (2022: $255 million).
(3)	Includes adjustments to purchase price allocations. Refer to Note 3—Acquisitions for more details.
(4)	Relates to disposal of significant assets. See Note 4—Disposal of assets for additional details.
(5)

Includes right-of-use assets not subject to revaluation of $60 million (2022: $64 million) in hydroelectric, $284 million (2022: $242 million) in wind, $385 million (2022: $215 million) in solar and nil (2022: nil) in other.

During the year ended December 31, 2023, Brookfield Renewable, together with its institutional partners, completed the acquisitions of the following investments. They are accounted for as asset acquisitions as they do not constitute business combinations under IFRS 3:

•

A series of distributed generation assets in the U.S. totaling 99 MW, with $156 million of property, plant and equipment included in the consolidated statements of financial position at the acquisition date. Brookfield Renewable holds a 25% economic interest.

•

A 48 MW portfolio of wind assets in China, with $53 million of property, plant and equipment included in the consolidated statements of financial position at the acquisition date. Brookfield Renewable holds a 25% economic interest.

•

A 50 MW portfolio of wind assets in China, with $68 million of property, plant and equipment included in the consolidated statements of financial position at the acquisition date. Brookfield Renewable holds a 20% economic interest.

•

A series of distributed generation assets in U.S. totaling 82 MW, with $86 million of property, plant and equipment included in the consolidated statements of financial position at the acquisition date. Brookfield Renewable holds a 20% economic interest.

•

A 60 MW portfolio of operating solar facilities in Colombia, with $71 million of property, plant and equipment included in the consolidated statements of financial position at the acquisition date. The company holds a 23% economic interest.

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

Discount rates, terminal capitalization rates and terminal years used in the valuation methodology are provided in the following table:

	North America		Colombia		Brazil		Europe
	2023	2022	2023	2022	2023	2022	2023	2022
Discount rate(1)
Contracted	5.1% - 5.7%	4.9% - 5.4%	8.7%	8.5%	8.4%	8.2%	4.8%	4.4%
Uncontracted	6.3% - 7.0%	6.2% - 6.7%	10.0%	9.7%	9.7%	9.5%	4.8%	4.4%
Terminal capitalization rate(2)	4.4% - 5.0%	4.3% - 4.9%	8.0%	7.7%	N/A	N/A	N/A	N/A
Terminal year(3)	2046	2044	2043	2042	2053	2051	2037	2036

(1)	Discount rates are not adjusted for asset specific risks.
(2)	The terminal capitalization rate applies only to hydroelectric assets in the United States, Canada and Colombia.
(3)	For hydroelectric assets, terminal year refers to the valuation date of the terminal value.

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

The following table summarizes the available portion of corporate credit facilities as at December 31:

(MILLIONS)	2023	2022
Authorized corporate credit facilities and related party credit facilities(1)	$2,375	$2,375
Draws on corporate credit facilities(1)(2)	(165)	—
Authorized letter of credit facility	500	500
Issued letters of credit	(307)	(344)

Available portion of corporate credit facilities	$2,403	$2,531

(1)	Amounts are guaranteed by Brookfield Renewable.
(2)	Relates to letter of credit issued against Brookfield Renewable’s corporate credit facilities.

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

Non-recourse borrowings

Non-recourse borrowings are typically asset-specific, long-term, non-recourse borrowings denominated in the domestic currency of the subsidiary. Non-recourse borrowings in North America and Europe consist of both fixed and floating interest rate debt indexed to the Secured Overnight Financing Rate (“SOFR”), the Sterling Overnight Index Average (“SONIA”), the Euro Interbank Offered Rate (“EURIBOR”) and the Canadian Dollar Offered Rate (“CDOR”). Brookfield Renewable uses interest rate swap agreements in North America and Europe to minimize its exposure to floating interest rates. Non-recourse borrowings in Brazil consist of floating interest rates of Taxa de Juros de Longo Prazo (“TJLP”), the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate (“CDI”), plus a margin. Non-recourse borrowings in Colombia consist of both fixed and floating interest rates indexed to Indicador Bancario de Referencia rate (“IBR”), the Banco Central de Colombia short-term interest rate, and Colombian Consumer Price Index (“IPC”), Colombia inflation rate, plus a margin. Non-Recourse borrowings in India consist of both fixed and floating interest indexed to Prime lending rate of lender (“MCLR”). Non-recourse borrowings in China consist of floating interest rates of People’s Bank of China (“PBOC”).

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

The composition of non-recourse borrowings as at December 31 is presented in the following table:

	December 31, 2023				December 31, 2022
	Weighted-average				Weighted-average
(MILLIONS EXCEPT AS NOTED)	Weighted- average interest rate (%)	Term (years)	Carrying value	Estimated fair value	Weighted- average interest rate (%)	Term (years)	Carrying value	Estimated fair value
Non-recourse borrowings(1)(2)
Hydroelectric	7.8	9	$9,468	$9,292	7.2	10	$8,813	$8,104
Wind	6.1	9	6,866	6,922	5.4	8	5,943	5,824
Utility-scale solar	6.2	12	5,868	5,879	5.6	13	4,625	4,502
Distributed energy & storage(3)	6.2	6	3,035	2,963	5.3	8	2,593	2,340
Sustainable solutions	7.0	1	1,783	1,783	5.9	2	347	347

Total	6.8	9	27,020	$26,839	6.2	10	22,321	$21,117

Add: Unamortized premiums and discounts(4)			(11)				105
Less: Unamortized financing fees(4)			(140)				(124)
Less: Current portion			(4,752)				(2,027)

			$22,117				$20,275

(1)	Includes $2,626 million (2022: $1,838 million) borrowed under a subscription facility of a Brookfield sponsored private fund.
(2)	Includes $101 million (2022: $93 million) outstanding to an associate of Brookfield. Refer to Note 28—Related party transactions for more details.
(3)	Includes adjustments to purchase price allocations. Refer to Note 3—Acquisitions for more details.
(4)	Unamortized premiums, discounts, and financing fees are amortized over the terms of the borrowing.

Future repayments of Brookfield Renewable’s non-recourse borrowings for each of the next five years and thereafter are as follows:

(MILLIONS)	2024	2025	2026	2027	2028	Thereafter	Total
Non-recourse borrowings
Hydroelectric	$664	$691	$1,610	$718	$602	$5,183	$9,468
Wind	1,081	615	731	529	725	3,185	6,866
Utility-scale solar	954	552	370	323	639	3,030	5,868
Distributed energy & storage	270	471	345	362	191	1,396	3,035
Sustainable solutions	1,783	—	—	—	—	—	1,783

	$4,752	$2,329	$3,056	$1,932	$2,157	$12,794	$27,020

The following table outlines the change in the unamortized financing fees of non-recourse borrowings for the year ended December 31:

(MILLIONS)	2023	2022
Non-recourse borrowings
Unamortized financing fees, beginning of year	$(124)	$(132)
Additional financing fees	(50)	(49)
Amortization of financing fees	25	36
Foreign exchange translation and other	9	21

Unamortized financing fees, end of year	$(140)	$(124)

The following table outlines the change in the unamortized premiums of non-recourse borrowings for the year ended December 31:

(MILLIONS)	2023	2022
Non-recourse borrowings
Unamortized premiums and discounts, beginning of year	$105	$160
Additional premiums and discounts	(90)	(13)
Amortization of premiums and discounts	(14)	(15)
Foreign exchange translation and other	(12)	(27)

Unamortized premiums and discounts, end of year	$(11)	$105

Brookfield Renewable’s financing and refinancing completed for the year ended December 31, 2023 are as follows:

Period Closed	Region	Technology	Average Interest rate(1)		Maturity	Carrying Value
Q1 2023	US	Distributed generation	7.03%	Financing	2026	$100 million
Q1 2023	China	Wind	4.40%	Financing	2040	CNY 971 million ( $141 million)
Q1 2023	China	Wind	4.60%	Financing	2030	CNY 200 million ($29 million)
Q1 2023	China	Wind	4.60%	Financing	2039	CNY 70 million ( $10 million)
Q1 2023	China	Wind	4.40%	Financing	2039	CNY 97 million ($14 million)
Q2 2023	India	Solar	MCLR	Financing	2043	INR 10 billion ( $123 million)
Q2 2023	Brazil	Wind	CDI	Financing	2024	BRL $450 million ($93 million)
Q2 2023	Canada	Hydroelectric	6.19%	Financing	2045	CAD $30 million ($22 million)
Q2 2023	US	Solar	6.62%	Financing	2058 - 2060	$45 million
Q2 2023	US	Wind	SOFR	Refinancing	2033	$311 million
Q3 2023	Brazil	Wind	CDI	Financing	2047	$300 million ($60 million)
Q3 2023	Canada	Solar	CDOR	Financing	2038(2)	CAD $34 million ($23 million)

Period Closed	Region	Technology	Average Interest rate(1)		Maturity	Carrying Value
Q3 2023	US	Wind	SOFR	Financing	2026	$175 million
Q3 2023	China	Wind	PBOC	Financing	2040	CNY 273 million ($37 million)
Q3 2023	Colombia	Hydro	IBR	Financing	2033	COP 687 billion ($169 million)
Q4 2023	China	Wind	5.00%	Financing	2039	CNY 1.5 billion ($203 million)
Q4 2023	China	Wind	4.20%	Financing	2041	CNY 298 million ($42 million)
Q4 2023	India	Solar	8.80%	Financing	2043	INR 7.4 billion ( $90 million)
Q4 2023	Brazil	Hydro	7.72%	Refinancing	2024	BRL $800 million ($164 million)
Q4 2023	US	Hydro	6.16%	Refinancing	2032	$80 million
Q4 2023	US	Hydro	7.75%	Refinancing	2033	$125 million
Q4 2023	US	Wind	SOFR	Financing	2034(3)	$52 million
Q4 2023	US	Wind	SOFR	Financing	2024	$140 million
Q4 2023	US	Solar	SOFR	Financing	2024	$39 million
Q4 2023	US	Solar	SOFR	Financing	2028	$48 million
Q4 2023	US	Solar	SOFR	Financing	2024	$61 million
Q4 2023	US	Various	SOFR	Financing	2025	$200 million
Q4 2023	US	Various	SOFR	Financing	2028	$600 million
Q4 2023	Colombia	Hydro	IBR	Financing	2033	COP $100 billion ($25 million)

(1)	Benchmarked financings bear a variable interest at the applicable rate plus a margin.
(2)	Term conversion date in 2024 automatically rolling into a maturity of 2038.
(3)	Term conversion date in 2024 automatically rolling into a maturity of 2034.

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

Supplemental Information

The following table outlines changes in Brookfield Renewable’s borrowings for the year ended December 31:

		Net cash flows from financing activities(1)	Non-cash
(MILLIONS)	January 1		Acquisition	Disposal	Transfer to liabilities held for sale	Other(2)(3)(4)	December 31
2023
Corporate borrowings	$2,548	228	—	—	—	57	$2,833
Non-recourse borrowings	$22,302	2,279	2,073	(164)	—	379	$26,869
2022
Corporate borrowings	$2,149	545	—	—	—	(146)	$2,548
Non-recourse borrowings	$19,380	3,254	443	—	(171)	(604)	$22,302

(1)	Excludes $307 million (2022: $233 million) of net cash flow from financing activities related to tax equity recorded on the consolidated statements of cash flows.
(2)	Includes foreign exchange and amortization of unamortized premium and financing fees.
(3)	Includes $103 million (2022: $129 million) of non-recourse borrowings acquired through asset acquisitions.
(4)	Includes adjustments to purchase price allocations. Refer to Note 3 - Acquisitions for more details.

14. NON-CONTROLLING INTERESTS

Brookfield Renewable’s non-controlling interests are comprised of the following as at December 31:

(MILLIONS)	2023	2022
Participating non-controlling interests – in operating subsidiaries	$18,863	$14,755
General partnership interest in a holding subsidiary held by Brookfield	55	59
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	2,684	2,892
BEPC exchangeable shares	2,479	2,561
Preferred equity	583	571
Perpetual subordinated notes	592	592

	$25,256	$21,430

Participating non-controlling interests – in operating subsidiaries

The net change in participating non-controlling interests – in operating subsidiaries is as follows:

(MILLIONS)	Brookfield Americas Infrastructure Fund	Brookfield Infrastructure Fund II	Brookfield Infrastructure Fund III	Brookfield Infrastructure Fund IV	Brookfield Infrastructure Fund V	Brookfield Global Transition Fund I	Brookfield Global Transition Fund II	Canadian Hydroelectric Portfolio	The Catalyst Group	Isagen institutional partners	Isagen public non-controlling interests	Other	Total
As at December 31, 2020	$1,002	$1,994	$3,623	$410	$—	$—	$—	$627	$97	$2,651	$14	$682	$11,100
Net income(loss)	5	43	(16)	38	—	—	—	4	16	113	1	5	209
Other comprehensive income (loss)	(122)	445	196	150	—	—	—	163	28	(107)	—	86	839
Capital contributions	—	6	10	924	—	—	—	—	—	—	—	181	1,121
Disposals	(181)	(214)	—	—	—	—	—	—	—	—	—	—	(395)
Distributions(1)	(18)	(32)	(350)	(114)	—	—	—	(25)	(8)	(215)	(1)	(47)	(810)
Other	(1)	11	155	2	—	—	—	205	(1)	—	(1)	(131)	239

As at December 31, 2021	685	2,253	3,618	1,410	—	—	—	974	132	2,442	13	776	12,303
Net income (loss)	19	(31)	144	16	—	(50)	—	20	11	179	1	25	334
Other comprehensive income (loss)	(103)	449	212	425	—	9	—	187	(19)	67	1	20	1,248
Capital contributions	—	4	—	301	—	1,484	—	—	—	—	—	342	2,131
Disposals	(54)	—	(21)	—	—	—	—	—	—	—	—	—	(75)
Distributions(1)	(71)	(59)	(460)	(3)	—	(14)	—	(37)	(9)	(524)	(1)	(97)	(1,275)
Other	1	1	(3)	(15)	—	32	—	4	—	(5)	—	74	89

As at December 31, 2022	477	2,617	3,490	2,134	—	1,461	—	1,148	115	2,159	14	1,140	14,755
Net income (loss)	27	64	108	43	291	20	1	15	7	98	1	(56)	619
Other comprehensive income (loss)	(43)	(96)	356	235	—	294	(3)	2	3	603	4	9	1,364
Capital contributions	—	—	1	162	410	2,045	298	—	—	—	—	77	2,993
Return of capital	—	—	—	—	(140)	—	—	—	—	—	—	—	(140)
Disposals	(388)	—	(32)	—	—	(26)	—	—	—	—	—	(3)	(449)
Distributions(1)	(25)	(123)	(695)	(172)	—	(81)	—	(42)	(3)	(156)	(1)	(130)	(1,428)
Acquisitions through business combinations	—	—	—	—	—	—	—	—	—	—	—	414	414
Other	27	1	(14)	9	356	(31)	—	165	—	—	—	222	735

As at December 31, 2023	$75	$2,463	$3,214	$2,411	$917	$3,682	$296	$1,288	$122	$2,704	$18	$1,673	$18,863

Interests held by third parties	75%-78%	43%-60%	69%-71%	75%	71%	77% - 80%	50% - 51%	50%	25%	77%	0.3%	0.3% - 72%

(1)	Distributions paid during the year ended December 31, 2023, totaled $870 million (2022: $1,275 million and 2021: $810 million).

The following tables summarize certain financial information of operating subsidiaries that have non-controlling interests that are material to Brookfield Renewable:

(MILLIONS)	Brookfield Americas Infrastructure Fund	Brookfield Infrastructure Fund II	Brookfield Infrastructure Fund III(1)	Brookfield Infrastructure Fund IV	Brookfield Infrastructure Fund V	Brookfield Global Transition Fund I	Canadian Hydroelectric Portfolio	The Catalyst Group	Isagen (2)	TerraForm Power(3)	Onpath(4)	Other	Total
Interests held by third parties	75%-78%	43%-60%	69%-71%	75%	71%	77% - 80%	50%	25%	77%	42%	3%-51%	0.3%-72%
Place of business	United States, Brazil	United States, Brazil, Europe	United States, Brazil, Europe, India, China	United States, Brazil, India, China	United States	North America, Europe, India, China, Australia	Canada	United States	Colombia	North America, South America, Europe	United Kingdom	North America, South America, China, India
Year ended December 31, 2021:
Revenue	$137	$302	$195	$316	$—	$—	$81	$136	$929	$1,239	$—	$19	$3,354
Net income	7	64	1	50	—	—	10	62	214	(245)	—	66	229
Total comprehensive income (loss)	(161)	895	348	252	—	—	329	173	11	(243)	—	187	1,791
Net income allocated to non-controlling interests	5	43	2	38	—	—	4	16	162	(109)	—	48	209
Year ended December 31, 2022:
Revenue	$120	$324	$213	$451	—	$54	$116	$131	$1,135	$1,324	$—	$170	$4,038
Net income (loss)	25	(66)	44	14	—	(66)	40	44	340	94	—	45	514
Total comprehensive income (loss)	(106)	732	183	586	—	(51)	403	(32)	467	301	—	132	2,615
Net income allocated to non-controlling interests	19	(31)	31	16	—	(50)	20	11	257	31	—	30	334
As at December 31, 2022:
Property, plant and equipment, at fair value	$131	$6,223	$2,873	$6,060	$—	$1,565	$2,686	$1,031	$8,264	$10,012	$—	$1,936	$40,781
Total assets	852	6,368	3,529	6,911	—	5,298	2,984	1,053	9,178	11,192	—	2,787	50,152
Total borrowings	14	1,332	1,051	3,120	—	497	466	476	2,356	6,371	—	651	16,334
Total liabilities	240	1,618	1,172	4,173	—	3,502	520	491	5,112	8,275	—	1,178	26,281
Carrying value of non-controlling interests	477	2,617	1,675	2,134	—	1,461	1,194	115	3,146	1,452	—	484	14,755
Year ended December 31, 2023:
Revenue	$56	$339	$192	$533	$45	$145	$130	$102	$1,285	$1,213	$13	$230	$4,283
Net income (loss)	34	118	79	46	411	26	31	27	186	(27)	2	(19)	913
Total comprehensive income (loss)	(19)	(70)	306	362	411	409	28	40	1,331	(93)	(4)	(172)	2,528
Net income allocated to non-controlling interests	27	64	56	43	291	20	16	7	144	(43)	1	(7)	619
As at December 31, 2023:
Property, plant and equipment, at fair value	$106	$5,878	$2,919	$7,293	$2,357	$4,700	$2,463	$1,024	$10,585	$9,718	$992	$4,294	$52,336
Total assets	112	6,055	3,662	8,396	2,538	9,535	2,747	1,036	11,601	10,528	1,261	5,429	62,909
Total borrowings	12	1,320	1,159	3,704	462	1,169	144	439	3,000	6,056	295	2,036	19,796
Total liabilities	18	1,609	1,249	5,117	1,611	5,424	192	447	6,498	9,106	630	2,845	34,756
Carrying value of non-controlling interests	75	2,463	1,713	2,411	917	3,682	1,332	122	3,948	847	335	1,018	18,863

(1)	Excludes information relating to Isagen and TerraForm Power which are presented separately.
(2)

The total third party ownership interest in Isagen as of December 31, 2023 was 77.4% and comprised of Brookfield Infrastructure Fund III: 23.0%, Brookfield Global Infrastructure Income Fund: 1.5%, Isagen Institutional investors: 52.6% and other non-controlling interests: 0.3%.

(3)	The total third party interest in Terraform Power as of December 31, 2023 was 41.7% and comprised of Brookfield Infrastructure Fund III: 34.9% and Brookfield Global Infrastructure Income Fund: 6.8%.
(4)	The total third party interest in Onpath as of December 31, 2023 was 52.7% and comprised of Brookfield Global Transition Fund II: 49.7% and Brookfield Global Infrastructure Income Fund: 3.0%.

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

(1)

Allocated based on weighted-average GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units of 4.0 million, 194.5 million, 176.3 million and 282.4 million, respectively (2022: 4.0 million, 194.5 million, 172.2 million and 275.2 million, respectively and 2021: 4.0 million, 194.5 million, 172.2 million and 274.9 million, respectively).

(2)

Allocated based on outstanding GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units of 4.0 million, 194.5 million, 179.7 million and 287.2 million, respectively (2022: 4.0 million, 194.5 million, 172.2 million and 275.4 million, respectively).

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

In December 2023, the Toronto Stock Exchange accepted notice of BRP Equity’s intention to renew the normal course issuer bid in connection with its outstanding Class A Preference Shares for another year to December 17, 2024, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, BRP Equity is permitted to repurchase up to 10% of the total public float for each respective series of the Class A Preference Shares. Shareholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. There were no repurchases of Class A Preference Shares during 2023 or 2022 in connection with the normal course issuer bid.

Perpetual subordinated notes

In April 2021 and December 2021, Brookfield BRP Holdings (Canada) Inc., a wholly-owned subsidiary of Brookfield Renewable, issued $350 million and $260 million, respectively, of perpetual subordinated notes at a fixed rate of 4.625% and 4.875%, respectively.

The perpetual subordinated notes do not have a maturity date and are repaid in an Event of Default. The perpetual subordinated notes also provide Brookfield Renewable, at its discretion, the right to defer the interest (in whole or in part) until liquidation of assets due to an Event of Default. The perpetual subordinated notes are classified as a separate class of non-controlling interest on Brookfield Renewable’s consolidated statements of financial position as per IAS 32, Financial Instruments: Presentation. The interest expense on the perpetual subordinated notes during the year ended December 31, 2023 of $29 million (2022: $29 million and 2021: $12 million) are presented as distributions in the consolidated statements of changes in equity. The carrying value of the perpetual subordinated notes, net of transaction cost, is $592 million (2022: $592 million) as at December 31, 2023.

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

Class A Preferred LP Units—Normal Course Issuer Bid

In December 2023, the Toronto Stock Exchange accepted notice of Brookfield Renewable’s intention to renew the normal course issuer bid in connection with the outstanding Class A Preferred Limited Partnership Units for another year to December 17, 2024, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of its Class A Preferred Limited Partnership Units. Unitholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. No shares were repurchased during 2023 or 2022.

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

(1)

Includes $10 million (2022: nil) of goodwill related to a leading independent UK renewables developer with 260 MW onshore wind assets, 800 MW near-term development and another 3 GW of later stage projects acquired in 2023, and $68 million (2022: $66 million) of goodwill related to a 1.7 GW portfolio of utility-scale solar development assets in Germany acquired in 2022.

(2)

Includes $115 million (2022: $115 million) of goodwill related to 360 MW of operating and 700 MW of development business acquired in 2021, $235 million (2022: $309 million) related to the acquisition of an integrated distributed generation developer with approximately 500 MW of contracted operating and under construction assets and an 1.8 GW of development pipeline in the United States acquired in 2022.

(3)

Goodwill related to the Colombia hydroelectric segment was created as a result of recording the deferred tax liabilities assumed in the purchase price allocations of business combinations. The deferred tax liabilities are measured in accordance with IAS 12 in the purchase price allocations rather than at fair value. As a result, the goodwill recorded does not represent ‘core’ goodwill, but rather goodwill created as a result of accounting concepts or ‘non-core’ goodwill in order to avoid an immediate impairment of this ‘non-core’ goodwill.

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

Brookfield Renewable’s strategy during 2023, which was unchanged from 2022, was to maintain the measures set out in the following schedule as at December 31:

	Corporate		Consolidated
(MILLIONS)	2023	2022	2023	2022
Commercial paper(1)	$183	$249	$183	$249
Debt
Medium-term notes(2)	2,660	2,307	2,660	2,307
Non-recourse borrowings(3)	—	—	27,020	22,321

	2,660	2,307	29,680	24,628
Deferred income tax liabilities, net(4)	—	—	6,930	6,331
Equity
Non-controlling interest	—	—	18,863	14,755
Preferred equity	583	571	583	571
Perpetual subordinated notes	592	592	592	592
Preferred limited partners’ equity	760	760	760	760
Unitholders’ equity	9,181	9,608	9,181	9,608

Total capitalization	$13,776	$13,838	$66,589	$57,245

Debt-to-total capitalization	19%	17%	45%	43%
Debt-to-total capitalization (market value)(5)	12%	11%	40%	39%

(1)	Draws on corporate credit facilities and commercial paper issuances are excluded from the debt-to-total capitalization ratios as they are not a permanent source of capital.
(2)	Medium-term notes are unsecured and guaranteed by Brookfield Renewable and excludes $10 million (2022: $8 million) of deferred financing fees, net of unamortized premiums.
(3)

Consolidated non-recourse borrowings include $2,626 million (2022: $1,838 million) borrowed under a subscription facility of a Brookfield sponsored private fund and excludes $140 million (2022: $124 million) of deferred financing fees and $11 million (2022: $105 million) of unamortized premiums.

(4)	Deferred income tax liabilities less deferred income tax assets.
(5)	Based on market values of Preferred equity, Perpetual subordinated notes, Preferred limited partners’ equity and Unitholders’ equity.

19. EQUITY-ACCOUNTED INVESTMENTS

The following table outlines the changes in Brookfield Renewable’s equity-accounted investments:

(MILLIONS)	2023	2022	2021
Balance, beginning of year	$1,392	$1,107	$971
Acquisitions through business combinations	44	—	—
Investment(1)(2)(3)(4)	700	373	57
Return of capital	—	(3)	(8)
Share of net income	186	96	22
Share of other comprehensive income (loss)	162	(65)	148
Dividends received	(58)	(89)	(78)
Change in basis of accounting(5)	105	—	—
Foreign exchange translation and other	15	(27)	(5)

Balance, end of year	$2,546	$1,392	$1,107

(1)	Includes additional subscription for shares in Powen. Refer to Note 3 - Acquisitions for more details.
(2)	Includes the investment in an India sustainable agricultural solutions company. Refer to Note 3 - Acquisitions for more details.
(3)	Includes Brookfield Renewable’s incremental investment in X-Elio. Refer to Note 3 - Acquisitions for more details.
(4)	Includes Brookfield Renewable’s incremental investment in Westinghouse. Refer to Note 3 - Acquisitions for more details.
(5)	Includes the recognition of a 378 MW operating hydroelectric portfolio in the U.S. Refer to Note 4 - Disposal of assets for more details.

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

(1)

Collateral deposits are related to energy derivative contracts that Brookfield Renewable enters into in order to mitigate the exposure to wholesale market electricity prices on the future sale of uncontracted generation, as part of Brookfield Renewable’s risk management strategy.

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

23. OTHER LONG-TERM ASSETS

Brookfield Renewable’s other long-term assets as at December 31 are as follows:

(MILLIONS)	Note	2023	2022
Contract asset		$314	$341
Long-term receivables		382	235
Due from related parties	28	135	128
Restricted cash	21	81	52
Intangibles(1)		15	209
Other		84	86

		$1,011	$1,051

(1)	Relates to certain power generating facilities that operate under service concession arrangements.

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

24. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES

Brookfield Renewable’s accounts payable and accrued liabilities as at December 31 are as follows:

(MILLIONS)	2023	2022
Operating accrued liabilities	$603	$440
Accounts payable	388	276
Interest payable on borrowings	301	153
LP Unitholders distributions, preferred limited partnership unit distributions, preferred dividends payable, perpetual subordinate notes distributions and exchange shares dividends(1)	58	53
Current portion of lease liabilities	41	33
Income tax payable	41	78
Current portion of contract liability	35	24
Other	72	29

	$1,539	$1,086

(1)	Includes amounts payable only to external LP unitholders and BEPC exchangeable shareholders. Amounts payable to Brookfield are included in due to related parties.

25. PROVISIONS

The following table presents the change in the decommissioning liabilities for Brookfield Renewable:

(MILLIONS)	2023	2022
Balance, beginning of the year	$479	$668
Acquisitions through business combinations	227	54
Disposal	(1)	(1)
Accretion	13	15
Changes in estimates(1)	253	(245)
Foreign exchange	6	(12)
Other	(1)	—

Balance, end of the year	$976	$479

(1)	Changes in estimates are driven by changes in underlying assumptions used as inputs to determine the value of the retirement obligation.

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

Provisions also includes contingent and deferred acquisition consideration of $249 million (2022: $68 million).

26. OTHER LONG-TERM LIABILITIES

Brookfield Renewable’s other long-term liabilities as at December 31 are comprised of the following:

(MILLIONS)	2023	2022
Contract liabilities	$680	$662
Lease liabilities	727	526
Regulatory liabilities(1)	104	149
Pension obligations	66	51
Concession payment liability	2	10
Other	185	132

	$1,764	$1,530

(1)	Regulatory liabilities are related to the regulated pricing mechanism at certain of Brookfield Renewable’s Spanish assets.

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

Letters of credit issued by Brookfield Renewable along with institutional partners and its subsidiaries were as at the following dates:

(MILLIONS)	2023	2022
Brookfield Renewable along with institutional partners	$100	$99
Brookfield Renewable’s subsidiaries	2,026	1,510

	$2,126	$1,609

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

(1)

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

The following table reflects the impact of the related party agreements and transactions on the consolidated statements of financial position as at December 31:

(MILLIONS)	Related party	2023	2022
Current assets
Trade receivables and other current assets
Contract asset	Brookfield	$61	$54
Due from related parties
Amounts due from	Brookfield(1)	1,386	105
	Equity-accounted investments and other	57	18

		1,443	123
Non-current assets
Financial instrument assets	Brookfield	170	395
Other long-term assets
Contract asset	Brookfield	314	341
Due from related parties
	Equity-accounted investments and other	135	128
Current liabilities
Contract Liability	Brookfield	35	24
Financial instrument liabilities	Brookfield Reinsurance	2	3
Due to related parties
Amounts due to	Brookfield(1)	541	205
	Equity-accounted investments and other	13	24
	Brookfield Reinsurance	242	321
Accrued distributions payable on LP units, BEPC exchangeable shares, Redeemable/Exchangeable partnership units and GP interest	Brookfield	39	38

		835	588
Non-current liabilities
Financial instrument liabilities	Brookfield Reinsurance	2	3
Due to related parties
Amounts due to	Brookfield(2)	496	—
	Equity-accounted investments and other	209	1

		705	1
Corporate borrowings	Brookfield Reinsurance	8	7
Non-recourse borrowings	Brookfield Reinsurance and associates	101	93
Other long-term liabilities
Contract liability	Brookfield	680	662
Equity
Preferred limited partners equity	Brookfield Reinsurance and associates	$11	11

(1)	Includes receivables of $1,328 million (2022: $45 million) associated with the Brookfield Global Transition Fund credit facility.
(2)

Includes payables of $6 million (2022: $39 million), $81 million (2022: $64 million), and $307 million (2022: nil) associated with the Brookfield Infrastructure Fund IV, Brookfield Global Transition Fund, and Brookfield Global Transition Fund II credit facilities, respectively.

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
(2)

Includes BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Holdings (Canada) Inc., Brookfield BRP Europe Holdings Limited, Brookfield Renewable Investments and BEP Subco Inc., collectively the “Subsidiary Credit Supporters”.

(3)	Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Canadian Finco and the Subsidiary Credit Supporters.
(4)	Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

(MILLIONS)	Brookfield Renewable(1)	BRP Equity	Canadian Finco	Subsidiary Credit Supporters	Other Subsidiaries(1)(2)	Consolidating adjustments(3)	Brookfield Renewable consolidated
For the year ended December 31, 2023
Revenues	$—	$—	$—	$—	$5,038	$—	$5,038
Net income (loss)	(50)	—	3	(724)	1,686	(299)	616
For the year ended December 31, 2022 Revenues	$—	$—	$—	$—	$4,711	$—	$4,711
Net income (loss)	(122)	—	2	(1,322)	772	808	138
For the year ended December 31, 2021 Revenues	$—	$—	$—	$—	$4,096	$—	$4,096
Net income (loss)	(136)	—	—	(1,185)	561	694	(66)

(1)	Includes investments in subsidiaries under the equity method.
(2)	Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Canadian Finco, and the Subsidiary Credit Supporters.
(3)	Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

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