Form 20-F
period 2024-12-31
Brookfield Renewable Partners L.P.
filed 2025-02-28
CIK 1533232

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 20-F
☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2024
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
Jane Sheere
73 Front Street, 5th Floor
Hamilton HM 12, Bermuda
Telephone: 441-294-3304
enquiries@brookfieldrenewable.com
(Name, telephone, e-mail and/or facsimile number and address of company contact person)
Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of Class	Trading Symbol(s)	Name of each exchange on which registered
Limited Partnership Units	BEP, BEP.UN	New York Stock Exchange, Toronto Stock Exchange
Class A Preferred Limited Partnership Units, Series 17	BEP PR A	New York Stock Exchange
4.625% Perpetual Subordinated Notes	BEPH	New York Stock Exchange
4.875% Perpetual Subordinated Notes	BEPI	New York Stock Exchange
7.250% Perpetual Subordinated Notes	BEPJ	New York Stock Exchange
Securities registered or to be registered pursuant to Section 12(g) of the Act:
None
Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:
None
Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report:
285,180,371 Limited Partnership Units as of December 31, 2024
7,000,000 Series 7 Preferred Units as of December 31, 2024
10,000,000 Series 13 Preferred Units as of December 31, 2024
8,000,000 Series 17 Preferred Units as of December 31, 2024
6,000,000 Series 18 Preferred Units as of December 31, 2024
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
Unless the context requires otherwise, when used in this annual report on Form 20-F (this “Form 20-F”), the terms “Brookfield Renewable”, “our group”, “we”, “us” and “our” refer to Brookfield Renewable Partners L.P. and its controlled entities, including BRELP, the Holding Entities, BEPC, BRHC, their respective subsidiaries and the Operating Entities, each as defined in this Form 20-F, “the partnership” refers to Brookfield Renewable but excludes BEPC, BRHC and their respective subsidiaries; “BEP” refers to Brookfield Renewable Partners L.P.; and “Brookfield” refers to Brookfield Corporation and its subsidiaries (other than Brookfield Renewable) and unless the context otherwise requires, includes Brookfield Asset Management (as defined in this Form 20-F). All references to “our portfolio” include 100% of the capacity and energy of our facilities even though we do not own 100% of the economic output of such facilities (see the table under Item 4.B. “Business Overview — Our Operations” for details on our portfolio). Unless the context suggests otherwise, references to:

“2011 Bond Indenture” means the amended and restated indenture, dated November 23, 2011, among Canadian Finco, The Bank of New York Mellon and BNY Trust Company of Canada, as amended and restated from time to time, governing certain Canadian Bonds.
“2021 Bond Indenture” means the indenture, dated August 11, 2021, between Canadian Finco and Computershare Trust Company of Canada.
“ABCA” means the Business Corporations Act (Alberta), R.S.A. 2000, c. B-9, as amended, including the regulations promulgated under such Act.
“Adjusted EBITDA” means revenues and other income less direct costs (including energy marketing costs), before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash income or loss from equity-accounted investments, distributions to preferred shareholders, preferred unitholders, perpetual subordinated note holders and other typical non-recurring items.Brookfield Renewable includes realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term within Adjusted EBITDA in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period net income. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures” and item 5A “Operating Results — PART 4 — Financial Performance Review on Proportionate Information — Reconciliation of non-IFRS measures”.
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
“Arrangement” has the meaning ascribed thereto under Item 4A “History and Development of Brookfield Renewable — History and Development of Our Business”.
“Asset Management Company” means Brookfield Asset Management ULC, which is wholly-owned, directly and indirectly, by Brookfield Asset Management.
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
“Avaada” means Avaada Ventures Private Limited.
“Base Management Fee” has the meaning given to it under Item 6.A “Directors and Senior Management — Our Master Services Agreement — Management Fee”.
“BEM LP” means Brookfield Energy Marketing LP, an indirect wholly-owned subsidiary of Brookfield Corporation.
“BEP” means Brookfield Renewable Partners L.P.

“BEPC” means, (i) prior to December 24, 2024, Brookfield Renewable Holdings Corporation (formerly Brookfield Renewable Corporation) and (ii) on or after December 24, 2024, Brookfield Renewable Corporation (formerly 1505127 B.C. Ltd.), in each case including any subsidiaries thereof.
“BEPC class B shares” means the class B multiple voting shares in the capital of BEPC, and “BEPC class B share” means any of them.
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
“BRHC” means Brookfield Renewable Holdings Corporation.
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
“Brookfield Accounts” has the meaning given to it under Item 7.B “Related Party Transactions — Conflicts of Interest and Fiduciary Duties”.
“Brookfield Asset Management” means Brookfield Asset Management Ltd.
“Brookfield Business Partners” means Brookfield Business Partners L.P.
“Brookfield Credit & Insurance Solutions Accounts” has the meaning given to it under Item 7.B “Related Party Transactions—Conflicts Relating to Investments”.
“Brookfield Holders” means Brookfield, Brookfield Wealth Solutions and their related parties.
“Brookfield Personnel” has the meaning given to it under Item 7.B “Related Party Transactions—Conflicts of Interest and Fiduciary Duties”.

“Brookfield Renewable” means Brookfield Renewable Partners L.P. and its controlled entities, including BRELP, the Holding Entities, BEPC, BRHC, their respective subsidiaries and the Operating Entities, taken together, or any one or more of them, as the context requires.
“Brookfield Wealth Solutions” means Brookfield Wealth Solutions Ltd. and any subsidiary of Brookfield Wealth Solutions Ltd., as the context requires.
“BRP Equity” means Brookfield Renewable Power Preferred Equity Inc.
“BRPI” means Brookfield Renewable Power Inc., an indirect wholly-owned subsidiary of Brookfield Corporation.
“BRTM” means Brookfield Renewable Trading and Marketing LP, which is a subsidiary of Brookfield Renewable.
“Cameco” means Cameco Corporation.
“Canadian Bond Guarantors” means, collectively, BEP, BRELP, NA Holdco, LATAM Holdco, Euro Holdco and BEP Subco Inc.
“Canadian Bonds” means all outstanding bonds issued by Canadian Finco pursuant to the 2011 Bond Indenture or the 2021 Bond Indenture, as applicable.
“Canadian Finco” means Brookfield Renewable Partners ULC.
“CBCA” means the Canada Business Corporations Act, R.S.C. 1985, c. C-44, as amended, including the regulations promulgated under such Act.
“CCS” means carbon capture and storage.
“CDS” means CDS Clearing and Depository Services Inc.
“CEE Funds” means the Germany based asset manager that holds renewable energy funds targeting low-risk renewable investments, which is a portfolio company of the Asset Management Company.
“CFA” means a “controlled foreign affiliate” as defined in the Tax Act.
“class A.1 exchangeable shares” means the class A.1 exchangeable subordinate voting shares of BRHC.
“class A.2 exchangeable shares” means the class A.2 exchangeable non-voting shares of BRHC.
“Class A Preference Shares” means the Class A Preference Shares of BRP Equity, issuable in series.
“Class A Preferred Units” means the Class A Preferred Limited Partnership Units of BEP, issuable in series.
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
“CORRA” means the Canadian Overnight Repo Rate Average.
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
“Funds From Operations” means Adjusted EBITDA less interest, current income taxes, management service costs and distributions to preferred shareholders, preferred unitholders and perpetual subordinated noteholders, before the effects of certain cash items (e.g., acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g., deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business, and including monetization of tax attributes at certain development projects. Brookfield Renewable includes realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term within Funds From Operations in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period net income. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures” and Item 5A “Operating Results — PART 4 — Financial Performance Review on Proportionate Information — Reconciliation of non-IFRS measures”.
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
“Indirect CFA” has the meaning given to it under Item 3.D “Risk Factors — Risks Relating to Taxation — Canada”.
“Inflation Reduction Act” means the United States Inflation Reduction Act of 2022, as amended, including the rules and regulations promulgated thereunder.
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

“Master Services Agreement” means the Fifth Amended and Restated Master Services Agreement, dated May 5, 2023, among Brookfield Corporation, BEP, BRELP, the Holding Entities, BEPC, BRHC, the Service Provider and others, as amended from time to time.
“MI 61-101” means Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions.
“MMBTu” means metric million British thermal units.
“MMTPA” means million metric tons per annum.
“MRE” means the hydrological balancing pool administered by the government of Brazil.
“MRF” means material recovery facility.
“MSA Holding Entities” means NA Holdco, LATAM Holdco, Brookfield BRP Canada Corp., Brookfield BRP Holdings (US) Inc., Euro Holdco, BRP Equity, Canadian Finco, BEPC, BRHC, BPAM and any direct wholly-owned subsidiary of BRELP created or acquired on or after the date of the Master Services Agreement, excluding, for greater certainty, any Operating Entities.
“MW” means megawatt.
“MWh” means megawatt hour.
“NA Holdco” means Brookfield BRP Holdings (Canada) Inc.
“Neoen” means Neoen S.A.
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
“Oaktree Accounts” has the meaning given to it under Item 7.B “Related Party Transactions — Conflicts of Interest and Fiduciary Duties”.
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
“Perpetual Note Guarantors” means, collectively, BEP, BRELP, LATAM Holdco, Euro Holdco and BEP Subco Inc.
“Perpetual Notes” means the Series 1 Perpetual Notes, the Series 2 Perpetual Notes and the Series 3 Perpetual Notes.
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
“Series 5 Shares” means the Class A Preference Shares, Series 5 of BRP Equity.
“Series 6 Shares” means the Class A Preference Shares, Series 6 of BRP Equity.
“Series 1 Perpetual Notes” means the 4.625% perpetual subordinated notes of NA Holdco issued on April 15, 2021.
“Series 2 Perpetual Notes” means the 4.875% perpetual subordinated notes of NA Holdco issued on December 9, 2021.
“Series 3 Perpetual Notes” means the 7.250% perpetual subordinated notes of NA Holdco issued on March 25, 2024.
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
“Service Recipients” means BEP, BEPC, BRHC, BRELP, the MSA Holding Entities and, at the option of the MSA Holding Entities, any Operating Entities.
“SHPP” means a small hydroelectric power plant, which is a category of hydro power facilities in Brazil with 30 MW of capacity or less.
“SIFT Rules” has the meaning given to it under Item 3.D “Risk Factors — Risks Relating to Taxation — Canada”.
“SOFR” means the Secured Overnight Financing Rate published by the Federal Reserve Bank of New York (or a successor administrator).

“Special Distribution” means the special distribution of BEPC exchangeable shares to existing LP Unitholders in July 2020.
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
“Total Capitalization Value” means, in any quarter, the sum of (i) the fair market value of an LP unit multiplied by the number of LP units issued and outstanding on the last trading day of the quarter (assuming full conversion of any limited partnership interests held by any member of Brookfield in BRELP into LP units), plus (ii) for each class or series of security of a Service Recipient (other than LP units) issued to third parties not forming part of Brookfield Renewable (and ensuring no double counting), the fair market value of such security multiplied by the number of securities of such class or series issued and outstanding on the last trading day of the quarter (calculated on a fully-diluted basis and, for the avoidance of doubt, assuming full conversion of any class A.2 exchangeable shares into BEPC exchangeable shares), plus (iii) the principal amount of all debt not captured by paragraph (ii) owed by each Service Recipient (excluding for this purpose any Operating Entity) on the last trading day of the quarter to any person not forming part of Brookfield Renewable, which debt has recourse to any Service Recipient, less any amount of cash held by all Service Recipients (excluding for this purpose any Operating Entity) on such day.
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
“Walled-Off Businesses” has the meaning given to it under Item 7.B “Related Party Transactions — Conflicts of Interest and Fiduciary Duties”.
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
•health, safety, security and environmental risks;
•equipment failures and procurement challenges;
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
•increased regulation of our operations;
•new regulatory initiatives related to sustainability and ESG;
•foreign laws or regulation to which we become subject as a result of future acquisitions in new markets;
•force majeure events;
•our operations being affected by local communities;
•newly developed technologies or new business lines in which we invest not performing as anticipated;
•advances in technology that impair or eliminate the competitive advantage of our projects;
•increases in water rental costs (or similar fees) or changes to the regulation of water supply;
•ineffective management of human capital;
•labor disruptions and economically unfavorable collective bargaining agreements;
•human rights impacts of our business activities;
•increased regulation of and third party opposition to our nuclear services business’s customers and operations;
•failure of the nuclear power industry to expand;
•insufficient indemnification for our nuclear services business;
•our inability to finance our operations and fund growth due to the status of the capital markets;
•our inability to complete capital recycling initiatives;
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
•Brookfield’s relationship with Walled-Off Businesses (including Oaktree);
•changes in how Brookfield elects to hold its ownership interests in Brookfield Renewable;
•changes in the amount of cash we can distribute to our Unitholders;
•future sales or issuances of our securities (including upon exchange of class A.2 exchangeable shares by Brookfield) will result in dilution of existing holders and even the perception of such sales or issuances taking place could depress the trading price of the BEP units or BEPC exchangeable shares;
•any changes in the market price of the BEP units and BEPC exchangeable shares;
•the inability of Unitholders to take part in the management of BEP;
•limits on Unitholders’ ability to obtain favourable judicial forum for disputes related to BEP or to enforce judgements against us;
•our reliance on BRELP and the Holding Entities, BEPC, BRHC and the Operating Entities to provide funds to pay distributions;
•foreign currency risk associated with BEP’s distributions;
•we are not subject to the same disclosure requirements as a U.S. domestic issuer;
•being deemed an “investment company” under the Investment Company Act;
•foreign currency risk associated with BEP’s distributions;

•we are not subject to the same disclosure requirements as a U.S. domestic issuer;
•being deemed an “investment company” under the Investment Company Act;
•the effectiveness of our internal controls over financial reporting;
•changes in tax law and practice; and
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
Financial Information
The financial information contained in this Form 20-F is presented in U.S. dollars and, unless otherwise indicated, has been prepared in accordance with IFRS. All figures are unaudited unless otherwise indicated. In this Form 20-F, all references to “$” are to U.S. dollars. Canadian dollars, Brazilian reais, Euros, Colombian pesos, British pounds sterling, Chinese yuan, Australian dollars, Indian rupees and South Korean won are identified as “C$”, “R$”, “€”, “COP”, “£”, “CNY”, “A$”, “INR” and “KRW”, respectively.
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
•Risks relating to changes to government policies and incentives.
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
•Risks relating to health, safety, security and environmental.
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
•Risks relating to increased regulation of our operations.
•Risks relating to new regulatory initiatives related to sustainability and ESG.
•Risks of force majeure events.
•Risks relating to our facilities being affected by local communities.
•Risks relating to advances and investments in technology.
•Risks relating to increases in water rental costs (or similar fees) or changes to the regulation of water supply.
•Risks relating to management of human capital, future labor disruptions and economically unfavorable collective bargaining agreements.

•Risks of the human rights impacts of our business activities.
•Risks relating to the perception and regulation of the nuclear power industry.
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
•Risks relating to our relationship with local communities and partners.
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
•Risks relating to Brookfield’s relationship with Walled-Off Businesses (including Oaktree).
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
•Risks relating to our payout ratio.
•Risks relating to foreign currency associated with BEP’s distributions.
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
If one or more of our generation facilities were to be subject in the future to flooding, extreme weather conditions (including extreme heat, severe wind storms and droughts), fires, natural disasters, or if unexpected geological or other adverse physical conditions were to develop at any of our generation facilities, the generation capacity of that facility could be significantly reduced or eliminated. For example, our hydroelectric facilities depend on the availability of water flows within the watersheds in which we operate and could be materially impacted by changes to hydrology patterns, such as droughts. In the event of severe flooding, our hydrology facilities may be damaged. Wind energy and solar energy are highly dependent on weather conditions and, in particular, on wind conditions and irradiance, respectively. The profitability of a wind farm depends not only on observed wind conditions at the site, which are inherently variable, but also on whether observed wind conditions are consistent with assumptions made during the project development phase or when a given project was acquired. Similarly, projections of solar resources depend on assumptions about weather patterns, shading and irradiance, which are inherently variable and may not be consistent with actual conditions at the site. A sustained decline in water flow at our hydroelectric facilities, in wind conditions at our wind energy facilities or of irradiance at our solar facilities could lead to an adverse change in the volume of electricity generated, and to revenues and cash flow, as well as our ability to service debt in respect of such facility. In addition, extreme weather conditions could impact our access to the various transmission systems required to deliver power.
Climate change may increase the frequency and severity of severe weather conditions and may change existing weather patterns in ways that are difficult to anticipate, which could result in more frequent and severe disruptions to our generation facilities (including as a result of extreme flooding that may be above the normal design parameters of our hydroelectric facilities) and the power markets in which we operate and could have direct or indirect impacts to our key contractors or suppliers. In addition, customers’ energy needs generally vary with weather conditions, primarily temperature and humidity. To the extent weather conditions are affected by climate change, customers’ energy use could increase or decrease depending on the duration and magnitude of changing weather conditions, which could adversely affect our business, results of operations and cash flows.
Supply and demand in energy markets are volatile and such volatility could have an adverse impact on electricity prices and an adverse effect on Brookfield Renewable’s assets, liabilities, business, financial condition, results of operations and cash flow.
A portion of our revenues are tied, either directly or indirectly, to the wholesale market price for electricity in the energy markets in which we operate. Wholesale market electricity prices are impacted by a number of factors including: the management of generation and the amount of excess generating capacity relative to load in a particular market; the cost of controlling emissions of carbon dioxide and other pollutants; the structure of the electricity market; weather conditions (such as extremely hot or cold weather) that impact electrical load; the price of fuel (such as natural gas) that is used to generate electricity; changes in government policy; political instability; and geopolitical uncertainty.
In the long term, there is uncertainty surrounding the trend in electricity demand growth, which is influenced by macroeconomic conditions, absolute and relative energy prices, energy conservation and demand-side management. For example, the increased computing power and energy requirements from artificial intelligence has resulted in accelerating demand for power. However, there is no guarantee that current trends in the adoption of artificial intelligence will continue. In addition, while corporate demand and contracting for power, including renewable power, has increased significantly, and is expected to continue to increase, there can be no assurance that such demand will continue to grow or at what rate. Correspondingly, from a supply perspective, there are uncertainties associated with long term plans for the construction of baseload generation capacity, the timing of generating plant retirements (e.g., coal) and with the scale, pace and structure of replacement capacity, again reflecting a complex interaction of economic and political pressures and environmental preferences. This volatility and uncertainty in power markets generally, including non-renewable power markets, could have an adverse effect on Brookfield Renewable’s assets, liabilities, business, financial condition, results of operations and cash flow.
Government policies providing incentives that we may rely upon could change at any time.
Renewable power and sustainable solutions assets and businesses and the overall growth of the industries in which we operate have generally benefited from the support of state or provincial, national, supranational and international policies and incentives that promote and support investment. For example, the attractiveness of renewable energy to purchasers of a renewable power project, as well as the economic return available to project sponsors, is often enhanced by such incentives. Similarly, CCS projects are economically viable in certain jurisdictions because of the existence of a government regulated price on carbon and, in other jurisdictions, because of tax or other government incentives favoring CCS project development. Particularly in light of political changes in certain jurisdictions, there is a risk that regulations that provide incentives for our renewable energy and sustainable solutions assets and businesses could change or expire in a manner that adversely impacts projects, including projects in our business. For example, the passage into law of the Inflation Reduction Act in August 2022 provided significant support for the renewables industry in the U.S., in large part by providing tax and other incentives to renewable and other energy transition projects, and the new U.S. administration has indicated that certain incentives under the Inflation Reduction Act may be subject to reduction or elimination. Political changes in the jurisdictions in which we operate could also impact the competitiveness of clean energy generally.
Additionally, such incentives can be complex and time consuming to obtain and are subject to subsequent audits by tax and other government authorities. The failure to obtain, or adverse impacts from government audits of, such incentives that our group relied on in making investment decisions could adversely impact our group’s ability to develop projects and generate revenues.
From time to time, we underwrite and structure investments on the assumption that projects will be entitled to receive government incentives. The failure to obtain or the subsequent revocation of, incentives that we relied on in making investment decisions could adversely impact our ability to develop such projects on the economic terms we had expected.
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
In 2024 approximately 90% of our renewable power generation (on a proportionate basis) was contracted in each of those calendar years under long-term, fixed price contracts with creditworthy counterparties. The average life of our contracts is 14 years on a proportionate basis, reducing the impact of negative short term price fluctuations in the power market. The portion of our renewable power portfolio that is uncontracted may increase gradually over time. We may sell electricity from our uncontracted generation into the spot-market or other competitive power markets from time to time. With respect to such transactions, we are not guaranteed any rate of return on our capital investments through mandated rates, and revenues and results of operations are likely to depend, in large part, upon prevailing market prices. These market prices are driven by factors outside of our control and may fluctuate substantially over relatively short periods of time. Additionally, future renewable power projects may be contracted with different types of counterparties (including commercial and industrial users) and using different contract structures compared to our historical projects. Such increased uncontracted generation and changing contract profiles could have an adverse effect on our business, financial condition, results of operations and cash flows.
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
We hold concessions and licenses and we have rights to operate our facilities (including, for example, in respect of our hydroelectric projects, rights to the land and water required for power generation), and which are subject to renewal at the end of their terms. We generally expect that our concessions and licenses will be renewed. However, if we are not granted renewal rights, or if our concessions and licenses are renewed subject to conditions which impose additional costs, or impose additional restrictions (including, for example, setting a price ceiling for energy sales), our profitability and operational activity could be adversely impacted. In addition, concessions and licenses may be required to advance projects in our development pipeline. There can be no assurance that we will be granted any concession or license that we require with respect to any given project or on what timelines or conditions.
We may fail to comply with conditions in, or may not be able to maintain, governmental permits, licenses or approvals, and we may not receive new governmental permits, licenses or approvals that we require on a timely basis or at all.
Our operating and development projects are, and any assets which we may acquire will be, required to comply with numerous supranational, federal, regional, state, provincial and local statutory and regulatory standards and to maintain numerous licenses, permits and governmental approvals. Some of the licenses, permits and governmental approvals that have been issued to our operating and development projects contain conditions and restrictions, or may have limited terms. If we fail to satisfy the conditions or comply with the restrictions imposed by our licenses, permits and governmental approvals, or the restrictions imposed by any statutory or regulatory requirements, we may become subject to regulatory enforcement or be subject to fines, penalties or additional costs or revocation of regulatory approvals, permits or licenses. In addition, if we are not able to renew, maintain or obtain all necessary licenses, permits and governmental approvals required for the continued operation or further development of our projects (including, for example, due to changes in government policy or standards relating to the grant of such licenses, permits and approvals), the operation or development of our assets may be limited or suspended. In addition, delays in such grants could have negative consequences for associated projects. Our failure to renew, maintain or obtain all necessary licenses, permits or governmental approvals may have an adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow.

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
While we currently believe that we maintain an appropriate and competitive cost position, there is a risk that increases in our cost structure that are beyond our control could adversely impact our financial performance. Examples of such costs include compliance with new conditions imposed during a re-licensing process, municipal property taxes, water rental fees, hazardous waste disposal, decommissioning costs and the cost of procuring materials, spare parts and services required for our operating and maintenance activities, as well as other inflationary pressures and/or tariffs. In some cases we have outsourced certain aspects of operation and maintenance to third parties under long term service agreements and other arrangements in order to, among other things, improve project performance and reduce and stabilize costs. However, there can be no assurance that such contractors will meet the contractual performance standards set out in these services agreements and we accordingly may not be able to fully realize these anticipated cost reductions and improvements in project performance or at all.
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
Our operating assets and businesses may not perform as expected and may experience equipment or product failure.
Our operating assets may not continue to perform as they have in the past and there is a risk of equipment failure due to wear and tear, latent defect, design error, operator error, extreme weather events, cyber-attacks or early obsolescence, among other things, which could have an adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow. Equipment failure at our assets could also result in significant personal injury or loss of life, damage to and destruction of property, plant and equipment and contamination of, or damage to, the environment and suspension of operations. In our renewable power portfolio, this could be on a large scale, such as a breach of a dam, the failure of a wind turbine blade or the collapse of a wind turbine tower. This could also be on a small scale, such as equipment catching on fire or panels being blown off of the rooftop of one of our DG facilities, which are typically located within population centers. In our sustainable solutions investments, this could include a failure or release at a renewable natural gas digester, a release of pressurized gas at a CCS facility or an injury caused by industrial equipment at a recycling facility. The occurrence of any one of these events may result in our being named as a defendant in lawsuits asserting claims for substantial damages, including for environmental cleanup costs, personal injury and property damage and fines and/or penalties as well as reputational harm.
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
Equipment that we need, including spare parts and components required for our operations and project development, may become unavailable, difficult to procure or more costly than anticipated, inhibiting our ability to maintain full availability of existing plants and also our ability to complete development projects on scope, schedule and budget.
Equipment and spare parts, including panels, inverters, racking and trackers for solar projects, turbines, towers and blades for wind projects, transformers and generator components for hydroelectric projects, and batteries for BESS projects may become unavailable or difficult to procure on terms consistent with those that we have budgeted for. For example, some jurisdictions in which we operate have experienced supply chain challenges resulting from bottlenecks caused by, among other things, increases in demand and challenges involved with ramping up to meet this demand. While supply chain disruptions that occurred globally in recent years did not materially impact our business or operations, supply chains could be further disrupted in the future by factors outside of our control. This could include (1) a reduction in the supply or availability of the commodities required to produce the parts and components that we need to maintain existing projects and develop new projects from our development pipeline, like polysilicon which is required for panels that are necessary for the construction of solar energy projects, (2) the potential physical effects of climate change, such as increased frequency and severity of storms, precipitation, floods and other climatic events and their impact on transportation networks and manufacturing centers, and (3) increased tariffs, economic sanctions or embargoes, including those relating to human rights concerns in jurisdictions that produce key materials, components or parts. Any material delays in procuring equipment or significant cost increases could adversely impact our business and financial condition.
Inflationary pressures could adversely impact our businesses.
While inflation rates moderated in 2024, contributing to easing of monetary policies by major central banks, our operating subsidiaries may be impacted by heightened inflationary pressures driven by uncertainty in financial markets. Central banks in various countries may raise interest rates in response to concerns about inflation, which, coupled with reduced government spending and volatility in financial markets, may have the effect of further increasing economic uncertainty and heightening these risks. Interest rate increases or other government actions taken to reduce inflation could also result in recessionary pressures in many parts of the world. Interest rate risk poses market risk to us as a result of interest rate-sensitive assets and liabilities held by us and our operating subsidiaries. Higher interest rates or elevated interest rates for a sustained period could also result in an economic slowdown. Economic contraction or further deceleration in the rate of growth in certain industries, sectors or geographies may contribute to poor financial results at our operating subsidiaries. Inflation increases may or may not be transitory and future inflation may be impacted by labor market constraints reducing, supply-chain disruptions easing and commodity prices moderating. While inflation-linked contracts (including PPAs) in our portfolio provide significant protection against inflationary pressures, any sustained upward trajectory in the inflation rate may still have a negative impact on our business and our investors, including our ability to source suitable investment opportunities and secure attractive debt financing.

There are general industry risks associated with the power markets in which we operate.
We currently operate in power markets in North America, South America, Europe and Asia-Pacific, each of which is affected by competition, price, supply of and demand for power, the location of import/export transmission lines and overall political, economic and social conditions and policies. Our renewable power operations are also largely concentrated in certain countries, and accordingly are exposed to country-specific risks (such as weather conditions, local economic conditions or political/regulatory environments) that could disproportionately affect us. A general and extended decline in the North American, South American, European or Asia-Pacific economies, or in the economies of the specific countries in which we operate, or sustained conservation efforts to reduce electricity consumption, could have the effect of reducing demand for electricity and could thereby have an adverse effect on our business, financial condition, results of operations and cash flows.
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
The sophistication of the threats continues to evolve and grow, including the risk associated with the use of emerging technologies, such as artificial intelligence and quantum computing, for nefarious purposes. We cannot predict what effects such cyber-attacks or compromises or shut-downs may have on our business and on the privacy of the individuals or entities affected, and the consequences could be material. A significant actual or potential theft, loss, corruption, exposure, fraudulent, unauthorized or accidental use or misuse of investor, employee or other personally identifiable or proprietary business data, whether by third parties or as a result of employee malfeasance or otherwise, non-compliance with our contractual or other legal obligations regarding such data or intellectual property or a violation of our privacy and security policies with respect to such data could result in significant remediation and other costs, fines, litigation and regulatory actions against us by governments, various regulatory organizations or exchanges, or affected individuals, in addition to significant reputational harm and/or financial loss, and it may not be possible to recover losses suffered from such incidents under our insurance policies.
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
The occurrence of dam failures at any of our hydroelectric generating stations or the occurrence of dam failures at other generating stations or dams operated by third parties whether upstream or downstream of our hydroelectric generating stations could result in a loss of generating capacity until the failure has been repaired. If the failure is at one of our facilities, repairing such failure could require us to expend significant amounts of capital and other resources. As noted above, severe failures could also result in harm to third parties or the environment, either of which could expose us to significant liability. A dam failure at a generating station or dam operated by a third party that is upstream of one of our facilities could result in a loss of revenue due to short term disruption to expected water flows. A dam failure in the broader industry, even if unrelated to our operations, could result in new and potentially onerous regulations that could impact Brookfield Renewable’s facilities. Any such new regulations could require material capital expenditures to maintain compliance and our financial position could be adversely affected.
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
Our energy marketing strategies also depend on counterparties fulfilling their obligations to us and on the quality of the collateral that they post. Additionally, we are required to post collateral to support certain of our energy marketing strategies, and there are costs associated with posting such collateral. Our positions can be impacted by volatility in the energy markets that, in turn, depend on various factors, including weather in various geographical areas and short-term supply and demand imbalances, which cannot be predicted with any certainty. A shift in the energy markets could adversely affect our positions which could also have an adverse effect on our business.
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
In Brazil, hydroelectric power generators have access to the MRE, which seeks to stabilize hydrology by assuring that all participant plants in the MRE receive a reference amount of electricity it is expected to be generated annually, approximating long-term average regardless of the actual volume of energy generated. Substantially all of our assets in Brazil are part of the MRE pool. In cases of nationwide drought, when the pool as a whole is in shortfall relative to the long-term average, an asset can expect to share the nationwide shortfall pro-rata with the rest of the pool. The energy reference amount for plants with capacity of over 50MW is assessed every 5 years according to the criteria of such regulation and can be adjusted positively or negatively. For plants with capacity of 50 MW or lower, the energy reference amount assessment process is currently suspended until legal proceedings initiated by certain owners of these smaller plants are resolved. These smaller plants receive the full energy reference amount, subject to any adjustments resulting from the outcome of these proceedings. If our reference amount is revised, our share of the balancing pool could be reduced. If the MRE is terminated or adversely changed, our financial results would be more exposed to variations in hydrology at certain hydroelectric facilities in Brazil. In either case, this could have an adverse effect on our results of operations and cash flows.
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
In the course of our business, we enter into a wide range of contracts including but not limited to PPAs, engineering, procurement and construction contracts, long term service agreements, supply agreements, contracts to purchase equipment and joint venture agreements. If our counterparties do not perform as expected under these contracts, it may have an adverse impact on our business and results of operations. For example, if purchasers of power under our PPAs are unable or unwilling to fulfill their contractual obligations under the relevant PPA or if they refuse to accept delivery of power pursuant to the relevant PPA, our assets, liabilities, business, financial condition, results of operations and cash flow could be adversely affected as we may not be able to replace the agreement with an agreement on equivalent terms and conditions. Similarly, external events, such as a severe economic downturn, could impair the ability of some counterparties to the PPAs to fulfill their contractual obligations or some customers to pay for electricity received.
This is true of our DG assets, which are smaller in scale and typically each sell power directly to a retail customer who also is the site owner and lessor of the land or rooftop on which the asset is located. These customers may have a different credit profile than utility-scale customers and the collection of unpaid amounts may be more challenging given of the small scale and large number of individual sites and customers in our portfolio. If a DG facility ceases operations and the PPA is terminated, the company’s assets, liabilities, business, financial condition, results of operations and cash flow could be adversely affected. The PPA terms may require that we remove the asset, including fixing or reimbursing the site owner for any damages caused by the assets or the removal of such assets. Alternatively, we may agree to sell the assets to the site owner, but the sale price may not be sufficient to replace the revenue previously generated by the DG facility. In addition, we enter into joint ventures and other commercial arrangements with counterparties. To the extent such counterparties do not fulfill their obligations to us under such contracts we may not achieve the expected benefits from the relevant arrangement.
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
Most of our assets are subject to extensive regulation by various government agencies and regulatory bodies in different countries at the federal, regional, state, provincial and local level. As legal requirements frequently change and are subject to interpretation and discretion, we may be unable to predict the ultimate cost of compliance with these requirements or their effect on our operations. Any new law, rule or regulation could require additional expenditure to achieve or maintain compliance or could adversely impact our ability to operate our assets, including our ability to generate and deliver energy. Significant changes in the approach to regulatory oversight in a particular market or of a particular regulator could cause delay or uncertainty which could negatively impact our business or assets in such jurisdictions. Also, operations that are not currently regulated may become subject to regulation which could result in additional cost to our business. Further, changes in wholesale market structures or rules, such as generation curtailment requirements or limitations to access the power grid with respect to our renewable power assets, could have an adverse effect on our ability to generate revenues from our facilities. For example, in North America, many of our renewable power assets are subject to the operating and market-setting rules determined by independent system operators. These independent system operators could introduce rules that adversely impact our operations. With an increasing global focus and public sensitivity to environmental sustainability and environmental regulation becoming more stringent, we could also be subject to increasing environmental related responsibilities and more onerous permitting requirements. These changes may result in increased costs to our operations.
In addition, we are exposed, through Westinghouse, to complex legal and regulatory regimes in respect of nuclear technology, including those administered by the U.S. Nuclear Regulatory Commission (the “NRC”), the U.S. Department of Energy and pursuant to state and foreign laws. The NRC and other regulators have granted licenses to certain of Westinghouse’s facilities which are necessary for the ongoing operations of such facilities. The

NRC has the authority to issue notices of violation for violations of the Atomic Energy Act of 1954, the NRC regulations and conditions of licenses, certificates of compliance, or orders. The NRC also has the authority to impose civil penalties or additional requirements and to order cessation of operations for such violations. Penalties under the NRC regulations could include substantial fines, imposition of additional requirements or withdrawal or suspension of licenses or certificates. Any penalties imposed could have an adverse effect on Westinghouse’s nuclear technology services operations’ business, financial condition, and results of operations. The NRC also has the authority to issue new regulatory requirements or to change existing requirements. Changes to the regulatory requirements could also adversely affect Westinghouse’s business, financial condition, and results of operations. Westinghouse’s operations are also subject to U.S. Department of Energy regulations and contractual requirements, and certain of its facilities are regulated by various state laws. State or federal agencies may have the authority to impose civil penalties and additional requirements which could adversely affect Westinghouse’s business, financial condition, and results of operations. Changes in U.S. or foreign government policies and priorities can impact Westinghouse’s operations and the nuclear power industry in general. These include changes in interpretations of regulatory requirements, increased inspection or enforcement activities, changes in budgetary priorities, changes in tax laws and regulations and other actions. Any such changes could also adversely affect Westinghouse’s business, financial condition, and results of operations.
New regulatory initiatives related to sustainability, ESG and/or changing market perception of our businesses could adversely impact our business.
While we believe that regulatory initiatives and market trends towards an increased focus on sustainability are generally beneficial to the Partnership, any such regulatory initiatives also have the potential to adversely impact us. For example, regulatory initiatives seeking to reorient investment toward sustainability by regulating green financial products could have the effect of increasing burdensome disclosure requirements around ESG and prescribing approaches to sustainability-related policies that are inconsistent with our current practices. If regulators disagree with our sustainability disclosures, for example because they believe them to be incomplete or misleading, we may face regulatory enforcement action, and our business or reputation could be adversely affected. There is also a risk that a significant reorientation in the market following the implementation of any such measures could be adverse to our business if we are perceived to be presenting a product or business as having green or sustainable characteristics where this is not, in fact, the case (i.e., “greenwashing”). Additionally, compliance with any new regulations or laws generally increases our regulatory burden and could make compliance more difficult and expensive thereby adversely impacting our financial position.
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
In addition, certain stakeholders and regulators have expressed or pursued negative views, legislation and investment expectations with respect to sustainability initiatives, including the enactment or proposal of “Anti-ESG” legislation or policies. Accordingly, we could face criticism from certain “Anti-ESG” parties for making ESG commitments or pursuing certain sustainability initiatives that are alleged to be political or polarizing in nature and could subject us to pressure in the media or through other means, which could adversely affect the Partnership’s reputation, business and financial performance.
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
In addition, the laws and regulations of some countries may limit our ability to hold a majority interest in some of the assets that we may develop or acquire, thus limiting our ability to control the development, construction and operation of such assets. Any existing or new operations may be subject to significant political, economic and financial risks, which vary by country, and may include: (i) changes in government policies, including protectionist policies, or personnel; (ii) changes in general economic conditions; (iii) restrictions on currency transfer or convertibility; (iv) changes in labor relations; (v) political instability and civil unrest; (vi) regulatory or other changes in the local market; (vii) less developed or efficient financial markets than in North America; (viii) the absence of uniform accounting, auditing and financial reporting standards, practices and disclosure requirements; (ix) less government supervision and regulation; (x) a less developed legal or regulatory environment; (xi) heightened exposure to corruption risk; (xii) political hostility to investments by foreign investors; (xiii) less publicly available information in respect of companies; (xiv) adversely higher or lower rates of inflation; (xv) higher transaction costs; (xvi) difficulty in enforcing contractual obligations, breach or repudiation of important contractual undertakings by governmental entities and expropriation and confiscation of assets and facilities for less than fair market value; and (xvii) fewer investor protections. For example, through our investment in Westinghouse, we are exposed to complex legal and regulatory regimes in new jurisdictions. Westinghouse operates in an industry that is highly regulated both by U.S. federal and state governments and also by numerous foreign governments, including the E.U., and could be significantly impacted by changes in government policies and priorities.
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
Ineffective management of human capital could adversely impact our business and financial performance.
Our operating subsidiaries’ ability to compete effectively will depend upon their ability to attract new employees and retain and motivate existing employees across their businesses. The senior management teams across our operating subsidiaries’ businesses have a significant role in their success and oversee the execution of their business and investment strategies. If our operating subsidiaries are unable to attract and retain qualified employees, this could limit their ability to compete successfully and achieve their business objectives, which could negatively impact our business, financial condition and results of operations.
Our operating subsidiaries’ ability to retain and motivate management teams, and attract suitable replacements should any members of their respective management teams leave, is dependent on, among other things, the competitive nature of the employment market and the career opportunities and compensation that they can offer. In all of our markets, our operating subsidiaries face intense competition in connection with the attraction and retention of qualified employees.
Performance of our operating subsidiaries may be harmed by future labor disruptions and economically unfavorable collective bargaining agreements.
Certain of Brookfield Renewable’s operating subsidiaries are parties to collective agreements that expire periodically and those subsidiaries may not be able to renew such collective agreements without labor disruptions or without agreeing to significant increases in labor or other related costs. In the event of a labor disruption such as a strike or lock-out, the ability of our assets to operate may be impaired and our results from operations and cash flow could be adversely affected.
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
Westinghouse operates in a politically sensitive environment. Opposition by third parties to particular projects, including in connection with general industry concerns around nuclear safety and waste, could affect Westinghouse’s customers and operations. Adverse public reaction could also lead to increased regulation, limitations on the activities of Westinghouse’s customers, more onerous operating requirements or other conditions that could have a material adverse impact on Westinghouse customers and operations.
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

Risks Relating to Financing
Our ability to finance our operations and fund growth initiatives is subject to various risks relating to the state of capital markets.
We expect to finance future acquisitions, the development and construction of new facilities and other capital expenditures out of cash generated from our operations, capital recycling, debt and possible future issuances of equity. Disruptions and volatility in capital markets, including those caused by interest rate volatility, could increase the Partnership’s cost of capital and adversely affect its ability to fund its liquidity and capital needs and fund the growth of the business.
There is debt throughout our corporate structure that will need to be replaced from time to time. For example, BEP, BRELP and the Holding Entities have corporate debt, certain of our Operating Entities have limited recourse project level debt and certain of our operating subsidiaries have holding company level debt. Our ability to obtain debt or equity financing to fund our growth, and our ability to refinance existing corporate and non-recourse indebtedness on favourable terms, if at all, is dependent on, among other factors, the level of future interest rates, the overall state of capital markets (as well as local market conditions, particularly in the case of non-recourse financings), continued operating performance of our assets, future electricity market prices, lenders’ and investors’ assessment of our credit risk and investor appetite for investments in renewable energy and infrastructure assets in general and in Brookfield Renewable’s securities in particular. Also, certain Brookfield Renewable financing agreements contain conditions that limit our ability to repay indebtedness prior to maturity without incurring penalties, which may limit our ability to refinance indebtedness or raise new capital on favorable terms. To the extent that external sources of capital become limited or unavailable or available on onerous terms (including requirements for Brookfield Renewable to provide credit support such as letters of credit or parent guarantees), our ability to fund acquisitions and make necessary capital investments to construct new or maintain existing facilities may be impaired, and as a result, our business, financial condition, results of operations and prospects may be adversely affected.
We are subject to risks impacting our ability to complete all or some of our capital recycling initiatives.
We seek to recycle capital to fund acquisitions and the development and construction of new projects by selling certain assets or an interest in certain assets, including our operating subsidiaries. However, we may not be able to complete all or some of our capital recycling initiatives on our desired timelines, at favorable prices or at all. For example, adverse market conditions, changing investor sentiment with respect to our industry or other factors beyond our control might mean that we are unable to complete an asset sale at a price that is aligned with our business plan resulting in a decision to transact at a lower price or to abandon the sales process altogether. If our capital recycling initiatives do not proceed as planned this could reduce the liquidity available to fund future growth, which could in turn limit our ability to grow our distributions in line with our stated goals and the market value of our Units could decline.
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
We cannot assure you that any credit rating assigned to Brookfield Renewable or any of its subsidiaries or their debt securities will remain in effect for any given period of time or that any rating will not be lowered or withdrawn entirely by the relevant rating agency. A lowering or withdrawal of such ratings may have an adverse effect on our group’s financial position and ability to raise capital and fund the growth of the business.
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
We use leverage and such indebtedness may result in our partnership or our operating subsidiaries being subject to certain covenants that restrict our ability to engage in certain types of activities or to make distributions to equity.
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
Many of our operating subsidiaries seek to obtain project financing through the monetization of tax credits and tax attributes, including from tax equity investors. Changes in tax equity markets, including changes to the transferability of tax credits and tax attributes, could adversely affect our ability to fund our liquidity and capital needs and fund the growth of the business.

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
Our growth initiatives may be subject to a number of closing conditions, including, as applicable, third-party consents, regulatory approvals (including from competition authorities) and other third-party approvals or actions that are beyond our control. In particular, many jurisdictions in which we seek to invest impose government consent requirements on investments by foreign persons. Consents and approvals may not be obtained, may be obtained subject to conditions which adversely affect anticipated returns, and/or may be delayed and delay or ultimately preclude the completion of acquisitions, dispositions and other transactions. Government policies, regulation and attitudes may change, making it more difficult to complete acquisitions, dispositions and other transactions. Furthermore, interested stakeholders could take legal steps to prevent transactions from being completed. We may also be unable to secure financing on acceptable terms (or at all) for our proposed acquisitions.
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
We are subject to the risk of geopolitical uncertainties in certain jurisdictions in which we operate. We make investments in businesses globally and we can pursue investments in new, non-core markets, which may expose us to additional risks. We may not properly adjust to the local culture and business practices in such markets, and there is the prospect that we may hire personnel or partner with local persons who might not comply with our culture and ethical business practices; either scenario could result in the failure of our initiatives in new markets and lead to financial losses for us and our managed entities. There are risks of political instability in several of the jurisdictions in which we conduct business, including, for example, from factors such as political conflict, sanctions, tariffs and other protectionist trade policies, including the encouragement of the onshoring of manufacturing in the U.S. and other countries, income inequality, refugee migration, terrorism, armed conflict, the potential break-up of countries or political-economic unions, and political corruption. For example, changes in U.S. policy may lead to significant increases in tariffs for imported goods among other possible changes. The imposition of such tariffs or other similar trade restrictions may strain international trade relations and increase the risk that foreign governments implement retaliatory tariffs on goods imported from the U.S. Additionally, the ongoing conflicts in Eastern Europe and the Middle East and the global response to each, including the imposition of economic and other sanctions, has significantly impacted the global economy and financial markets, resulted in volatility in fuel prices, amplified existing supply chain challenges caused by increases in shipping costs (including as a result of conflicts and other attacks in or near shipping channels) and heightened cybersecurity disruptions and threats.
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
Our operations today primarily include hydroelectric, onshore wind, utility-scale solar and distributed generation power generation in North and South America, Europe and Asia-Pacific. We also have other investments, including cogeneration, storage, nuclear services businesses, biomass power generation in South America and offshore wind generation in Europe. Our development pipeline includes renewable power generation and storage projects as well as CCS, RNG, recycling projects and electrofuels (“eFuels”). We may acquire interests in other businesses, and we may seek to divest of certain of our existing operations in the future. In addition, pursuant to the Relationship Agreement with Brookfield, Brookfield may (but is not required to) offer us the opportunity to acquire: (i) an integrated utility even if a significant component of such utility’s operations consist of a non-renewable power generation operation or development, such as a power generation operation that uses coal or natural gas, (ii) a portfolio of power operations, even if a significant component of such portfolio’s operations consist of non-renewable power generation, or (iii) renewable power generation operations or developments that comprise part of a broader enterprise.
In addition, we believe that our relationship with Brookfield means that we are well positioned to execute on what Brookfield has identified as the multi-decade opportunity to advance decarbonization and assist with the transition of global electricity grids to a more sustainable future. We continue to expect that future clean energy acquisitions identified by Brookfield may be funded with commitments pursuant to Brookfield sponsored funds and that Brookfield Renewable would fund Brookfield’s participation in such funds where renewable power or other energy transition investments are made by such funds. We expect this would be the case even if such energy transition investments differ from our investments in operating and development stage renewable power generation that have to date been our primary focus. These energy transition investments may include additional investments in nuclear services, CCS, RNG, recycling, offshore wind generation, hydrogen and ammonia production, eFuels and investments focused on enhancing the energy efficiency of existing infrastructure, among others.
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
A key part of our strategy will involve seeking acquisition opportunities upon Brookfield’s recommendation and allocation of opportunities to us. Acquisitions may increase the scale, scope and diversity of our operating subsidiaries. We depend on the diligence and skill of Brookfield’s and our professionals to effectively manage Brookfield Renewable, integrating acquired businesses with our existing operations. These individuals may have difficulty managing additional acquired businesses and may have other responsibilities within Brookfield’s asset management business. If any such acquired businesses are not effectively integrated and managed, our existing business, financial condition and results of operations may be adversely affected.
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
With respect to our renewable power assets, our ability to realize our development growth plans is dependent on our ability to develop existing sites, to repower existing projects that are nearing the end of their useful lives, and to find new sites suitable for development into viable projects. Our ability to maintain a development permit often requires specific development steps to be undertaken. Successful development of renewable power projects is typically dependent on a number of factors, including: the ability to secure or renew our rights to an attractive site on reasonable terms, often following lengthy negotiations and/or competitive bidding processes; accurately measuring resource availability at levels deemed economically attractive for continued project development; the ability to secure new or renewed approvals, licenses and permits; the acceptance of local stakeholders, including in some cases, Indigenous peoples; the ability to secure transmission interconnection access or agreements; the ability to successfully integrate new projects or technologies into existing assets; the ability to acquire suitable labor, equipment and construction services on acceptable terms; the ability to attract construction project financing, including from tax equity investors and through tax and other government incentives such as those provided in the U.S. through the Inflation Reduction Act (which may be impacted by changes in government policy); and the ability to secure a long-term PPA or other sales contract on reasonable terms. Each of these factors can be critical in determining whether or not a particular development project might ultimately be suitable for construction and some of these factors are outside of our control. Failure to achieve any one of these elements may prevent the development and construction of a renewable power project, or otherwise cause such project to become obligated to make delay or termination payments or become obligated for other damages under contracts, experience the loss of tax credits or tax incentives, or experience diminished returns. When this occurs we may lose all of our investment in development expenditures and may ultimately be required to write-off project development assets and costs, which could adversely impact our ability to achieve our development growth plans, deliver energy and generate revenues.

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
Some of our investments and operations are structured as joint ventures, partnerships and consortium arrangements, including our investment in Isagen, our joint venture with Cameco for Westinghouse and our investment in Neoen. An integral part of our strategy is to participate with institutional investors in Brookfield-sponsored or co-sponsored consortiums and as a partner in or alongside Brookfield-sponsored or co-sponsored partnerships that target acquisitions that suit our profile. These arrangements are driven by the magnitude of capital required to complete acquisitions of generating assets, strategic partnering arrangements to access operating expertise and other industry-wide trends that we believe will continue. Such arrangements involve risks not present where a third party is not involved, including the possibility that partners might become bankrupt or otherwise fail to fund their share of required capital contributions. Additionally, partners might at any time have economic or other business interests or goals different from us and Brookfield and we may be exposed to reputational risk as a result of partner actions. We may also, together with institutional partners, make non-controlled structured preferred equity or debt investments (“structured investments”) in businesses that feature asset classes or technologies that are at an early stage of development, such as our structured investments in LanzaTech NZ Inc. and California Bioenergy LLC.
While our strategy is to structure these arrangements to afford us certain protective rights in relation to operating and financing activities, joint ventures, partnerships, consortium and structured investments may provide for a reduced level of influence over an acquired company because governance rights are shared with others or such protective rights do not otherwise provide us with direct operational control over the underlying business. Accordingly, decisions relating to the underlying operations and financing activities, including decisions relating to management and operations, the investment of capital within the arrangement and the timing and nature of any exit, will be made by a majority or supermajority vote of the investors, by separate agreements that are reached with respect to individual decisions or, in the case of a structured investment, by agreement with the applicable counterparty. For example, although we own a controlling stake in our consortium's interest in Isagen, the arrangements in place with our consortium partners require super majority approval of the consortium for certain actions with respect to our investment in Isagen and our influence over its business operations. In addition, our ability to continue to exercise control over Isagen depends on Brookfield (including Brookfield Renewable) maintaining certain ownership thresholds in the entity entitled to appoint the Isagen board of directors. See Item 4.B “Business Overview — South American Business”. Additionally, we have similar arrangements in place with our consortium partners with respect to our consortium’s interest in Neoen. See Item 4.B “Business Overview — European Business — Neoen”. Similarly, although we, together with institutional partners, own a 51% stake in our joint venture with Cameco for Westinghouse, certain reserved matters relating to the underlying operations and financing activities of Westinghouse may require the support of both Cameco and Brookfield (including Brookfield Renewable) as long as certain ownership thresholds are met. See Item 4.B “Business Overview — North American Business”.
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
Our ownership and organizational structure is similar to structures whereby one company controls another company which in turn holds controlling interests in other companies; thereby, the company at the top of the chain may control the company at the bottom of the chain even if its effective equity position in the bottom company is less than a controlling interest. Brookfield is the sole shareholder of the Managing General Partner and, as a result of such ownership of the Managing General Partner, Brookfield will be able to control the appointment and removal of the Managing General Partner’s directors and, accordingly, will exercise substantial influence over us. In turn, we often have a majority controlling interest or a significant influence in our investments. Even though the Brookfield Holders, collectively have an effective economic interest in our business of approximately 48% on a fully-exchanged basis (assuming the exchange of all of the outstanding Redeemable/Exchangeable Partnership units, BEPC exchangeable shares and class A.2 exchangeable shares), as a result of their ownership of our LP units, the Redeemable/Exchangeable partnership units, BEPC exchangeable shares, and class A.2 exchangeable shares, over time the Brookfield Holders may reduce this economic interest while still maintaining Brookfield’s controlling interest. This could lead to Brookfield using its control rights in a manner that conflicts with the economic interests of our other Unitholders and holders of BEPC exchangeable shares. For example, despite the fact that we have the Conflicts Protocols in place, which, among other things, sets out requirements for the review and approval of transactions between Brookfield Renewable and Brookfield, as well as between BEPC and Brookfield, because Brookfield will be able to exert substantial influence over us, and, in turn, over our investments, there is a greater risk that we make investments on terms that disproportionately benefit Brookfield over Brookfield Renewable and its Unitholders and holders of BEPC exchangeable shares.

Federal, state and foreign anti-corruption and trade sanctions laws and restrictions on foreign direct investment applicable to us and our operating subsidiaries create the potential for significant liabilities and penalties, the inability to complete transactions, imposition of significant costs and burdens, and reputational harm.
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
We rely on our infrastructure, controls, systems and personnel, as well as central groups focusing on enterprise-wide management of specific operational risks such as fraud, trading, outsourcing and business disruption, to manage the risk of illegal and corrupt acts or failed systems. We also rely on our employees and certain third parties to comply with our policies and processes as well as applicable laws. Specific programs, policies, standards, methodologies and training have been developed to support the management of these risks and, as we expand into new markets and make new investments, and as we have increased our focus on development activities, we update and implement our programs, policies, standards, methodologies and training to address the risks that we perceive. The infrastructure, controls, systems and personnel we rely on, and the policies and procedures we have implemented to protect against non-compliance with anti-bribery and corruption legislation may be inadequate. If we fail to comply with such laws and regulations, we could be exposed to claims for damages, financial penalties, incarceration of our employees, reputational harm, restrictions on our operations and other liabilities, which could negatively affect our operating results and financial condition. In addition, we may be subject to successor liability for violations under these laws or other acts of bribery committed by our operating subsidiaries. The failure to adequately identify or manage these risks could result in direct or indirect financial loss, regulatory censure and/or harm to the reputation of Brookfield Renewable. The acquisition of businesses with weak internal controls to manage the risk of illegal or corrupt acts may create additional risk of financial loss, regulatory censure and/or harm to the reputation of Brookfield Renewable. In addition, programs, policies, standards, methodologies and training, no matter how well designed, do not provide absolute assurance of effectiveness.

We are also subject to laws and regulations governing trade and economic sanctions. The Office of Foreign Assets Control of the U.S. Department of the Treasury (“OFAC”), the U.S. Department of Commerce and the U.S. Department of State administer and enforce various trade control laws and regulations, including economic and trade sanctions based on U.S. foreign policy and national security goals against targeted foreign states, organizations and individuals. These laws and regulations implicate a number of aspects of our business, including servicing existing fund investors, finding new fund investors, and sourcing new investments, as well as activities by the portfolio companies in our investment portfolio or other controlled investments. Some of these regulations provide that penalties can be imposed on us for the conduct of a portfolio company, even if we have not ourselves violated any regulation. Similar laws in non-U.S. jurisdictions, such as the Special Economic Measures Act (Canada) and EU sanctions, may also impose restrictions or requirements on us or our operating subsidiaries. Applicable laws of various jurisdictions may contain conflicting provisions, making our compliance more difficult. For example, Canada has adopted measures, such as the Canadian Foreign Extraterritorial Measures Act, that could restrict certain persons and entities subject to Canadian jurisdiction from complying with extra-territorial sanctions imposed by other jurisdictions, such as the U.S.
In addition, the U.S. and many non-U.S. countries have laws designed to protect national security or to restrict foreign direct investment. For example, under the U.S. Foreign Investment Risk Review Modernization Act (“FIRRMA”), the Committee on Foreign Investment in the United States (“CFIUS”) has the authority to review, block or impose conditions on investments by non-U.S. persons in U.S. companies or real estate assets deemed critical or sensitive to the United States. Many non-U.S. jurisdictions have similar laws. For example, the EU has adopted an EU-wide mechanism to screen foreign investment on national security grounds and most EU member states now have a foreign investment screening mechanism in place or has initiated a consultative or legislative process expected to result in the adoption of a new mechanism or amendments to an existing mechanism, adopted a regulation aimed at regulation of foreign subsidies that could distort the internal EU market. Additionally, we and our portfolio companies are required to comply with sanctions imposed by the United States and by other countries, for which the full costs, burdens, and limitations on our and our operating subsidiaries and prospects are currently unknown and may become significant.
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
The Bermuda Partnership Acts, under which BEP and BRELP were established, do not impose statutory fiduciary duties on a general partner of a limited partnership in the same manner that corporate statutes, such as the CBCA, impose fiduciary duties on directors of a corporation. In general, under applicable Bermudian legislation, a general partner has certain limited duties to its limited partners, such as the duty to render accounts, account for private profits and not compete with the partnership in business. In addition, Bermuda common law recognizes that a general partner owes a duty of utmost good faith to its limited partners. These duties are, in most respects, similar to duties imposed on a general partner of a limited partnership under U.S. and Canadian law. However, to the extent that the Managing General Partner and BRELP GP LP owe any fiduciary duties to Brookfield Renewable or our Unitholders, these duties have been modified pursuant to the Amended and Restated Limited Partnership Agreement of BEP and the Amended and Restated Limited Partnership Agreement of BRELP as a matter of contract law. We have been advised by Bermuda counsel that such modifications are not prohibited under Bermuda law, subject to typical qualifications as to enforceability of contractual provisions, such as the application of general equitable principles. This is similar to Delaware law which expressly permits modifications to the fiduciary duties owed to partners, other than an implied contractual covenant of good faith and fair dealing.
The Amended and Restated Limited Partnership Agreement of BEP and the Amended and Restated Limited Partnership Agreement of BRELP contain various provisions that modify the fiduciary duties that might otherwise be owed to Brookfield Renewable or our Unitholders, including when conflicts of interest arise. For example, the agreements provide that the Managing General Partner, the BRELP General Partner and their affiliates do not have any obligation under the Amended and Restated Limited Partnership Agreement of BEP or the Amended and Restated Limited Partnership Agreement of BRELP, or as a result of any duties stated or implied by law or equity, including fiduciary duties, to present business or investment opportunities to BEP, BRELP, any Holding Entity or any other holding entity established by us. They also allow affiliates of the Managing General Partner and BRELP General Partner to engage in activities that may compete with us or our activities. Further, when resolving conflicts of interest, neither the Amended and Restated Limited Partnership Agreement of BEP nor the Amended and Restated Limited Partnership Agreement of BRELP impose limitations on the discretion of the independent directors or the factors which they may consider in resolving any such conflicts. The independent directors of our Managing General Partner can therefore take into account the interests of third parties, including Brookfield and, where applicable, any Brookfield managed vehicle, consortium or partnership, when resolving conflicts of interest and may owe fiduciary duties to such third parties, or to such Brookfield managed vehicles, consortiums or partnerships. These modifications to the fiduciary duties are detrimental to our Unitholders because they restrict the remedies available for actions that might otherwise constitute a breach of fiduciary duty and permit conflicts of interest to be resolved in a manner that is not in the best interests of Brookfield Renewable or the best interests of our Unitholders. See Item 7.B. “Related Party Transactions — Conflicts of Interest and Fiduciary Duties”.
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
This relationship may give rise to conflicts of interest between us and our Unitholders, on the one hand, and Brookfield, on the other, as Brookfield’s interests may differ from the interests of Brookfield Renewable and our Unitholders. The Managing General Partner, the sole shareholder of which is an affiliate of Brookfield Corporation, has sole authority to determine whether we will make distributions, the amount of distributions on our Units and the timing of these distributions. The arrangements we have with Brookfield may create an incentive for Brookfield to take actions which would have the effect of increasing distributions on our LP units and fees payable to it, which may be to the detriment of Brookfield Renewable and our Unitholders. For example, because the Base Management Fee is calculated based on the Total Capitalization Value it may create an incentive for Brookfield to increase or maintain the Total Capitalization Value over the near-term when other actions may be more favorable to us or our Unitholders. Similarly, Brookfield may take actions to increase our distributions on our LP units in order to ensure Brookfield is paid incentive distributions in the near-term when other investments or actions may be more favorable to us or our Unitholders. Also, through the Brookfield Holders’ ownership of our LP units and the Redeemable/Exchangeable partnership units, they currently collectively have an effective economic interest in our business of approximately 48%, on a fully-exchanged basis (assuming the exchange of all of the outstanding Redeemable/Exchangeable Partnership units, BEPC exchangeable shares and class A.2 exchangeable shares) and therefore may be motivated to increase distributions payable to our LP unitholders and thereby to the Brookfield Holders.
In addition, Brookfield may seek from time to time to transfer its LP units to subsidiaries of Brookfield Wealth Solutions, and subsidiaries of Brookfield Wealth Solutions may from time to time decide to participate in BEP or BEPC’s equity offerings. Brookfield Wealth Solutions may also invest in debt or equity securities of subsidiaries of Brookfield Renewable, or invest in tax equity partnerships or enter into other tax monetization transactions with subsidiaries of Brookfield Renewable. Any such offerings, investments or transfers to Brookfield Wealth Solutions or its subsidiaries may change Brookfield’s interests and incentives as described above. Similarly, from time to time Brookfield Wealth Solutions and its related entities may provide non-recourse financing to subsidiaries of Brookfield Renewable. Such financing agreements may contain change of control restrictions that could impact our ability to exit investments in assets or portfolio companies. See Item 7.A “Major Shareholders” and Item 7.B “Related Party Transactions”.
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
Brookfield and the Walled-Off Businesses (including Oaktree) operate their respective investment businesses largely independently, and do not expect to coordinate or consult on investment decisions, which may give rise to conflicts of interest and make it more difficult to mitigate certain conflicts of interest.
Brookfield and each Walled-Off Business operate their respective investment businesses largely independently pursuant to an information barrier, and Brookfield does not expect to coordinate or consult with Walled-Off Businesses with respect to investment activities and/or decisions. In addition, neither Brookfield nor any Walled-Off Business is expected to be subject to any internal approvals over its investment activities and decisions by any person who would have knowledge and/or decision-making control of the investment decisions of the other. As a result, it is expected that we and our subsidiaries, as well as Brookfield, Brookfield Accounts that we are invested in and their portfolio companies, will engage in activities and have business relationships that give rise to conflicts (and potential conflicts) of interests between them, on the one hand, and Walled-Off Businesses, Walled-Off Business Accounts and their portfolio companies, on the other hand. These conflicts (and potential conflicts) of interests may include: (i) competing from time to time for the same investment opportunities, (ii) the pursuit by Walled-Off Business Accounts of investment opportunities suitable for us and Brookfield Accounts that we are invested in, without making such opportunities available to us or those Brookfield Accounts, and (iii) the formation or establishment of new Walled-Off Business Accounts that could compete or otherwise conduct their affairs without regard as to whether or not they adversely impact our partnership and/or Brookfield Accounts that we are invested in. Investment teams managing our activities and/or Brookfield Accounts that we are invested in are not expected to be aware of, and will not have the ability to manage, such conflicts.
We and/or Brookfield Accounts that we are invested in could be adversely impacted by a Walled-Off Business’s activities. Competition from Walled-Off Business Accounts for investment opportunities could also, under certain circumstances, adversely impact the purchase price of our (direct and/or indirect) investments. As a result of different investment objectives, views and/or interests in investments, Walled-Off Businesses will manage certain Walled-Off Business Accounts in a way that is different than from our interests and/or Brookfield Accounts that we are invested in, which could adversely impact our (direct and/or direct) investments. For more information, see Item 7.B., “Related Party Transactions—Conflicts of Interest and Fiduciary Duties—Businesses Subject to Information Walls”.
Brookfield and Walled-Off Businesses (including Oaktree) are likely to be deemed to be affiliates for purposes of certain laws and regulations, which may result in, among other things, earlier public disclosure of investments by us and/or Brookfield Accounts that we are invested in.
Brookfield and a Walled-Off Business are likely to be deemed to be affiliates for purposes of certain laws and regulations, notwithstanding their operational independence and/or information barrier, and it is anticipated that, from time to time, we and/or Brookfield Accounts that we are invested in and a Walled-Off Business Account may each have significant positions in one or more of the same issuers. As such, Brookfield and a Walled-Off Business will likely need to aggregate certain investment holdings, including our holdings, Brookfield Accounts that we are invested in and Walled-Off Business Accounts for certain securities law purposes and other regulatory purposes. Consequently, a Walled-Off Business’s activities could result in earlier public disclosure of investments by us and/or Brookfield Accounts that we are invested in, restrictions on transactions by us and/or Brookfield Accounts that we are invested in (including the ability to make or dispose of certain investments at certain times), adverse effects on the prices of investments made by us and/or Brookfield Accounts that we are invested in, potential short-swing profit disgorgement, penalties and/or regulatory remedies, among others. For more information, see Item 7.B., “Related Party Transactions—Conflicts of Interest and Fiduciary Duties—Businesses Subject to Information Walls”.
Breaches of the information barrier and related internal controls by Brookfield and/or a Walled-Off Business could result in significant adverse consequences to Brookfield and such Walled-Off Business and/or Brookfield Accounts that we are invested in, amongst others.
Although information barriers were implemented to address the potential conflicts of interests and regulatory, legal and contractual requirements of our partnership, Brookfield and a Walled-Off Business may decide, at any time and without notice to us or our Unitholders, to remove or modify the information barrier between Brookfield and such Walled-Off Business. In addition, there may be breaches (including inadvertent breaches) of the information barriers and related internal controls by Brookfield and/or a Walled-Off Business.
To the extent that the information barrier is removed or is otherwise ineffective and Brookfield has the ability to access analysis, model and/or information developed by a Walled-Off Business and its personnel, Brookfield will not be under any obligation or other duty to access such information or effect transactions for us and/or Brookfield Accounts that we are invested in in accordance with such analysis and models, and in fact may be restricted by securities laws from doing so. In such circumstances, Brookfield may make investment decisions for us and/or Brookfield Accounts that we are invested in that differ from those it would have made if Brookfield had pursued such information, which may be disadvantageous to us and/or Brookfield Accounts that we are invested in.
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
We may need additional funds in the future and Brookfield Renewable may issue additional LP units, Preferred Units or securities exchangeable into LP units (including BEPC exchangeable shares and class A.2 exchangeable shares) in lieu of incurring indebtedness, which may dilute existing holders of our LP units, or

BEP may issue securities that have rights and privileges that are more favorable than the rights and privileges accorded to our Unitholders.
Under the Amended and Restated Limited Partnership Agreement of BEP, BEP may issue additional partnership securities, including LP units, Preferred Units, securities exchangeable into LP units (including BEPC exchangeable shares and class A.2 exchangeable shares) and options, rights, warrants and appreciation rights relating to partnership securities for any purpose and for such consideration and on such terms and conditions as the Managing General Partner may determine. The Managing General Partner’s board of directors will be able to determine the class, designations, preferences, rights, powers and duties of any additional partnership securities, including any rights to share in BEP’s profits, losses and distributions, any rights to receive partnership assets upon a dissolution or liquidation of BEP and any redemption, conversion and exchange rights. The Managing General Partner may use such authority to issue additional LP units, Preferred Units, or securities exchangeable into LP units, which could dilute holders of our LP units, or to issue securities with rights and privileges that are more favorable than those of our LP units or Preferred Units. The sale or issuance of LP units, Preferred Units, BEPC exchangeable shares, class A.2 exchangeable shares or other securities exchangeable into LP units, or the perception of such sales, issuances or exchanges, could depress the trading price of the LP units or Preferred Units and impair our ability to raise capital through the sale of additional LP units or Preferred Units. As of December 31, 2024, there are approximately 144,921,168 BEPC exchangeable shares outstanding and 34,719,683 class A.2 exchangeable shares outstanding, each of which may be exchanged for our LP units in accordance with their terms. We cannot predict the effect that future sales or issuances of LP units, Preferred Units or securities exchangeable into LP units, or the perception of such sales, issuances or exchanges, would have on the market price of the LP units or Preferred Units. Holders of Units do not have any preemptive right or any right to consent to or otherwise approve the issuance of any such securities or the terms on which any such securities may be issued.
The market price of our Units may be volatile.
The market price of our Units (and any securities exchangeable into our LP units, such as the BEPC exchangeable shares) may be highly volatile and could be subject to wide fluctuations. Some of the factors that could negatively affect the price of our Units include: general market and economic conditions, including disruptions, downgrades, credit events and perceived problems in the credit markets; actual or anticipated variations in our quarterly operating results or distributions on our LP units; changes in our investments or asset composition; write-downs or perceived credit or liquidity issues affecting our assets; market perception of BEP, our business and our assets; market perception of the renewable power and transition sectors more generally; our level of indebtedness and/or adverse market reaction to any indebtedness we incur in the future; our ability to raise capital on favorable terms or at all; sales of LP units, Preferred Units or securities exchangeable for LP units (including BEPC exchangeable shares); loss of any major funding source; the termination of our Master Services Agreement or additions or departures of our or Brookfield’s key personnel; changes in market valuations of similar renewable power and/or sustainable solutions companies or renewable power and/or sustainable solutions markets generally; speculation in the press or investment community regarding us or Brookfield; and changes in U.S. tax laws that make it impractical or impossible to continue to be taxable as a partnership for U.S. federal income tax purposes.
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
BEP’s sole direct investment is its limited partnership interest and preferred limited partnership interest in BRELP, which owns all of the common shares or equity interests, as applicable, of the Holding Entities (and indirectly owns the class B shares of BEPC), through which we hold all of our interests in the Operating Entities. We have no independent means of generating revenue. As a result, we depend on distributions and other payments from BRELP and, indirectly, the Holding Entities, BEPC and the Operating Entities to provide us with the funds necessary to pay distributions on our Units and to meet our financial obligations. BRELP, the Holding Entities, BEPC and the Operating Entities are legally distinct from BEP and they will generally be required to service their debt obligations, and in the case of BEPC dividend obligations to holders of BEPC exchangeable shares, before making distributions to us or their parent entity, as applicable, thereby reducing the amount of our cash flow available to pay distributions on our Units, fund working capital and satisfy other needs. Any other entities through which we may conduct operations in the future will also be legally distinct from BEP and may be restricted in their ability to pay dividends and distributions or otherwise make funds available to us under certain conditions.
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
Non-U.S. LP Unitholders may be subject to foreign currency risk associated with BEP’s distributions.
A significant number of BEP’s LP Unitholders may reside in countries where the U.S. dollar is not the functional currency. Our distributions are denominated in U.S. dollars but may be settled in the local currency of the LP Unitholder receiving the distribution. For each non-U.S. LP Unitholder, the value received in the local currency from the distribution will be determined based on the exchange rate between the U.S. dollar and the applicable local currency at such time. As such, if the U.S. dollar depreciates significantly against the local currency of the non-U.S. LP Unitholder, the value received by such LP Unitholder in its local currency will be adversely affected.
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
The value of LP units to LP unitholders will depend in part on the treatment of BEP and BRELP as partnerships for U.S. federal income tax purposes. However, in order for BEP to be treated as a partnership for U.S. federal income tax purposes, under present law, 90% or more of BEP’s gross income for every taxable year must consist of qualifying income, as defined in Section 7704 of the U.S. Internal Revenue Code, and the partnership must not be required to register, if it were a U.S. corporation, as an investment company under the Investment Company Act and related rules. Although the Managing General Partner intends to manage BEP’s affairs so that BEP will not need to be registered as an investment company if it were a U.S. corporation and so that it will meet the 90% test described above in each taxable year, there can be no assurance that BEP will meet these requirements, or that current law will not change so as to cause, in either event, BEP to be treated as a corporation for U.S. federal income tax purposes. If BEP (or BRELP) were treated as a corporation for U.S. federal income tax purposes, adverse U.S. federal income tax consequences could result for LP unitholders and BEP (or BRELP, as applicable), as described in greater detail in Item 10.E “Taxation — Certain Material U.S. Federal Income Tax Considerations — Partnership Status of BEP and BRELP”.
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
The Managing General Partner and the BRELP General Partner intend to use commercially reasonable efforts to structure the activities of BEP and BRELP, respectively, to avoid generating income treated as effectively connected with a U.S. trade or business, including effectively connected income attributable to the sale of a “United States real property interest”, as defined in the U.S. Internal Revenue Code. If, contrary to the Managing General Partner’s expectations, BEP is considered to be engaged in a U.S. trade or business or realizes gain from the sale or other disposition of a U.S. real property interest, Non-U.S. Holders generally would be required to file U.S. federal income tax returns and pay U.S. federal income tax at the regular graduated rates, and distributions to Non-U.S. Holders could be subject to U.S. federal withholding tax at the highest applicable effective tax rates. If, contrary to expectation, BEP were engaged in a U.S. trade or business, then gain or loss from the sale of LP units by a Non-U.S. Holder would be treated as effectively connected with such trade or business to the extent that such Non-U.S. Holder would have had effectively connected gain or loss had BEP sold all of its assets at their fair market value as of the date of such sale. In such case, any such effectively connected gain generally would be taxable at the regular graduated U.S. federal income tax rates, and the amount realized from such sale generally would be subject to a 10% U.S. federal withholding tax. See Item 10. E “Taxation – Certain Material U.S. Federal Income Tax Considerations – Consequences to Non-U.S. Holders.”
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
U.S. Holders may face adverse U.S. tax consequences arising from the ownership of an indirect interest in an entity classified as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes. Based on the organizational structure of BEP, as well as BEP’s expected income and assets, the Managing General Partner and the BRELP General Partner currently believe that a U.S. Holder is unlikely to be regarded as owning an interest in a PFIC solely by reason of owning LP units during the taxable year ending December 31, 2025. However, there can be no assurance that an existing BEP entity or a future entity in which BEP acquires an interest will not be classified as a PFIC with respect to a U.S. Holder, because PFIC status is a factual determination that depends on the assets and income of a given entity and must be made on an annual basis. In general, gain realized by a U.S. Holder from the sale of stock of a PFIC is subject to tax at ordinary income rates, and an interest charge generally applies. Alternatively, a U.S. Holder that makes certain elections with respect to a direct or indirect interest in a PFIC may be required to recognize taxable income prior to the receipt of cash relating to such income. The adverse consequences of owning an interest in a PFIC, as well as certain tax elections for mitigating these adverse consequences, are described in greater detail in Item 10.E “Taxation — Certain Material U.S. Federal Income Tax Considerations — Consequences to U.S. Holders — Passive Foreign Investment Companies”. Each U.S. Holder should consult its own tax adviser regarding the implications of the PFIC rules for an investment in LP units.
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
The U.S. federal income tax treatment of LP unitholders depends in some instances on determinations of fact and interpretations of complex provisions of U.S. federal income tax law for which no clear precedent or authority may be available. LP unitholders should be aware that the U.S. federal income tax rules, particularly those applicable to partnerships, are constantly under review by the Congressional tax-writing committees and other persons involved in the legislative process, the IRS, the U.S. Treasury Department and the courts, frequently resulting in changes which could adversely affect the value of LP units or cause BEP to change the way it conducts its activities. For example, changes to the U.S. federal tax laws and interpretations thereof could make it more difficult or impossible for BEP to be treated as a partnership that is not taxable as a corporation for U.S. federal income tax purposes, change the character or treatment of portions of BEP’s income, reduce the net amount of distributions available to LP unitholders, or otherwise affect the tax considerations of owning LP units. In addition, BEP’s organizational documents and agreements permit the Managing General Partner to modify the Amended and Restated Limited Partnership Agreement of BEP from time to time, without the consent of our LP unitholders, to address such changes. In some circumstances, such revisions could have an adverse impact on some or all LP unitholders. See Item 10.E “— Taxation — Certain Material U.S. Federal Income Tax Considerations — Administrative Matters — New Legislation or Administrative or Judicial Action”.
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
Under FATCA, a 30% withholding tax may apply to certain payments of U.S.-source income made to BEP, BRELP, the Holding Entities, or the Operating Entities, or by BEP to an LP unitholder under certain circumstances, unless certain requirements are met, as described in greater detail in Item 10.E “Taxation – Certain Material U.S. Federal Income Tax Considerations – Administrative Matters – Foreign Account Tax Compliance”. To ensure compliance with FATCA, information regarding certain LP unitholders’ ownership of our LP units may be reported to the IRS or to a non-U.S. governmental authority. Each LP unitholder should consult its own tax adviser regarding the consequences under FATCA of an investment in LP units.
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

ITEM 4.    INFORMATION ON THE COMPANY
4.A    HISTORY AND DEVELOPMENT OF THE COMPANY
Overview
Brookfield Renewable owns one of the world’s largest, publicly traded, renewable power and transition platforms. We invest in renewable power and sustainable solutions assets directly, as well as with institutional partners, joint venture partners and through other arrangements. Across our business, we leverage our extensive operating experience to maintain and enhance the value of assets, grow cash flows on an annual basis and cultivate positive relations with local stakeholders. Our global diversified portfolio of power assets has approximately 46,200 MW of operating capacity, annualized LTA generation of approximately 121,200 GWh and a development pipeline of approximately 200,000 MW, with renewables making up over 98% of our operating capacity.
We also have investments in our sustainable solution portfolio comprised of assets and businesses that enable the transition to net-zero through established but emerging technologies that require capital to scale, and in businesses where we believe we can leverage our access to capital and partnerships to accelerate growth. This portfolio includes our investment in Westinghouse (a leading global nuclear services business) and a utility and independent power producer with operations in the Caribbean and Latin America, as well as both operating assets and a development pipeline of carbon capture and storage capacity, agricultural renewable natural gas and materials recycling and a pipeline of eFuels production capacity.
Our objective is to pay distributions that are sustainable on a long-term basis while retaining sufficient liquidity for recurring growth capital expenditures and general purposes. This is the basis for our long-term target payout ratio of approximately 70% of Funds From Operations. We target an annual distribution growth rate of 5% to 9% that is forecast to be fully funded by organic growth initiatives and the operating levers embedded in the portfolio today, including the potential commercialization of our development pipeline at premium returns, margin expansion through revenue growth and cost reduction initiatives, and inflation escalations embedded in our contracts. Approximately 90% of our 2025 proportionate generation is contracted with a weighted-average remaining duration of 14 years (on a proportionate basis) with creditworthy counterparties, including Brookfield.
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
History and Development of Our Business
BEP is a Bermuda exempted limited partnership that was established on June 27, 2011 under the provisions of the Bermuda Partnership Acts. Our registered and head office is located at 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda, our website is https://bep.brookfield.com and our telephone number is +441-294-3304. BEP was established to serve as the primary vehicle through which Brookfield acquires renewable power assets on a global basis, subject to certain exceptions. As of the date of this Form 20-F, the Brookfield Holders, collectively, have an effective economic interest in our business of approximately 48% on a fully-exchanged basis (assuming the exchange of all of the outstanding Redeemable/Exchangeable partnership units, BEPC exchangeable shares and class A.2 exchangeable shares).
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
Brookfield Renewable Corporation
On December 24, 2024, the partnership, BRHC and BEPC completed a reorganization through a court approved plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”) pursuant to which (i) holders of class A exchangeable subordinate voting shares of BRHC, other than Brookfield, received BEPC exchangeable shares in exchange for their class A exchangeable subordinate voting shares of BRHC on a one-for-one basis; (ii) Brookfield transferred their class A exchangeable subordinate voting shares of BRHC to BEPC in exchange for class A.2 exchangeable shares on a one-for-one basis; (iii) the class A exchangeable subordinate voting share of BRHC were delisted; and (iv) the exchangeable shares of BEPC were listed on the NYSE and the TSX. The purpose of the Arrangement was to allow Brookfield Renewable to maintain the benefits of its business structure, while addressing proposed amendments to the Income Tax Act (Canada) that were expected to result in additional costs to BEPC if no action was taken.
Each BEPC exchangeable share is structured with the intention of providing an economic return equivalent to one LP unit, including identical dividends on a per share basis to the distributions paid on each LP unit. Each BEPC exchangeable share is exchangeable at the option of the holder for one LP unit (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of BEPC). The partnership may elect to satisfy its exchange obligation by acquiring such tendered BEPC exchangeable shares for an equivalent number of LP units (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of the partnership). BEPC and the partnership currently intend to satisfy any exchange requests on the BEPC exchangeable shares through the delivery of LP units rather than cash. The share capital of BEPC is comprised of BEPC exchangeable shares and class B multiple voting shares (“class B shares”).
The BEPC exchangeable shares and class B shares control 25% and 75%, respectively, of the aggregate voting rights of the shares of BEPC. As of the date of this Form 20-F, collectively, Brookfield Corporation, Brookfield Wealth Solutions and their respective subsidiaries own or exercise control or direction over 34,719,683 class A.2 exchangeable shares and 10,094,152 BEPC exchangeable shares that collectively represent approximately 24.9% of the BEPC exchangeable shares on an as exchanged basis (but subject, in the case of any BEPC exchangeable shares held by Brookfield Corporation and its subsidiaries, to a restriction that limits the exchange by Brookfield Corporation and its subsidiaries of class A.2 exchangeable shares such that exchanges by Brookfield Corporation and its subsidiaries may not result in Brookfield Corporation and its subsidiaries owning 9.5% or more of the aggregate fair market value of all issued and outstanding shares of BEPC) and the partnership owns all of BEPC's class B shares. Through their ownership of BEPC exchangeable shares, class A.2 exchangeable shares and class B shares, the Brookfield Holders and the partnership collectively hold an approximately 79% voting interest in BEPC (assuming the maximum permitted number of the class A.2 exchangeable shares held by Brookfield Corporation are converted into BEPC exchangeable shares).
The BEPC exchangeable shares are currently trading on the TSX and NYSE under the symbol “BEPC”.
Recent Developments
The following is a summary of developments in our business since January 1, 2024.
Construction and Development
During the year ended December 31, 2024, we achieved commercial operation of the following renewable power assets (all figures approximate):
•Brookfield Renewable, together with institutional partners, achieved commercial operation of 2,504 MW (604 MW net to Brookfield Renewable) of renewable power assets in North America, including the following:
◦770 MW (183 MW net to Brookfield Renewable) of onshore wind;
◦1,341 MW (330 MW net to Brookfield Renewable) of utility-scale solar;
◦333 MW (74 MW net to Brookfield Renewable) of distributed generation solar; and

◦60 MW (17 MW net to Brookfield Renewable) of battery storage.
•Brookfield Renewable, together with institutional partners, achieved commercial operation of 2,657 MW (309 MW net to Brookfield Renewable) of renewable power assets in Asia-Pacific, including the following:
◦928 MW (150 MW net to Brookfield Renewable) of onshore wind;
◦1,101 MW (119 MW net to Brookfield Renewable) of utility-scale solar;
◦197 MW (25 MW net to Brookfield Renewable) of distributed generation solar; and
◦431 MW (15 MW net to Brookfield Renewable) of battery storage.
•Brookfield Renewable, together with institutional partners, achieved commercial operation of 877 MW (54 MW net to Brookfield Renewable) of renewable power assets in Europe, including the following:
◦218 MW (8 MW net to Brookfield Renewable) of onshore wind;
◦475 MW (32 MW net to Brookfield Renewable) of utility-scale solar;
◦132 MW (12 MW net to Brookfield Renewable) of distributed generation solar; and
◦52 MW (2 MW net to Brookfield Renewable) of battery storage.
•Brookfield Renewable, together with institutional partners, achieved commercial operation of 571 MW (136 MW net to Brookfield Renewable) of renewable power assets in South America, including the following:
◦499 MW (123 MW net to Brookfield Renewable) of utility-scale solar; and
◦72 MW (13 MW net to Brookfield Renewable) of distributed generation solar.
We, together with our institutional partners, continue to progress our advanced stage development projects, including the following:
•23,267 MW of onshore wind, utility-scale solar, distributed generation solar and battery storage in North America including the U.S., Canada, Mexico and the Caribbean.
•21,994 MW of onshore wind, utility-scale solar, distributed generation solar and battery storage in Asia-Pacific including Australia, India, China, Japan and Korea.
•19,227 MW of onshore wind, offshore wind, utility-scale solar, distributed generation solar and battery storage in Europe including France, Spain, Germany, Poland, Italy, the U.K., Portugal, Romania, Sweden, Finland and Ireland.
•1,819 MW of utility-scale solar, distributed generation solar and battery storage in South America including Brazil, Colombia, Chile and Argentina.
Acquisitions
We signed or closed the following acquisitions (all figures approximate):
•In July 2024, Brookfield Renewable, together with institutional partners, acquired a 74% interest in a leading wind focused commercial and industrial renewable business in India, with approximately 500 MW of operating capacity and an almost 3 GW development pipeline for initial consideration of $87 million ($17 million net to Brookfield Renewable) with the opportunity to invest an incremental $121 million ($24 million net to Brookfield Renewable). Brookfield Renewable holds an approximately 15% interest.
•In July 2024, Brookfield Renewable, together with institutional partners, acquired the operating and development platform of a South Korean solar-focused renewables platform with 340 MW of operating and near construction distributed generation capacity and a 2.2 GW pipeline, for initial consideration of $30 million (expected $8 million net to Brookfield Renewable) with the potential to deploy up to $468 million of incremental capital (expected $117 million net to Brookfield Renewable). Brookfield Renewable is expected to hold an approximately 25% interest.

•In July 2024, Brookfield Renewable, together with institutional partners, agreed to acquire a 75% interest in a leading renewables development platform in Australia with over 2 GW of wind and co-located battery development projects for $166 million ($33 million net to Brookfield Renewable) with the opportunity to invest an incremental $408 million ($82 million net to Brookfield Renewable). The transaction is subject to customary closing conditions.
•In November 2024, Brookfield Renewable, together with institutional partners, acquired a 67% interest in a leading U.K. based distributed generation developer with approximately 200 MW of operating assets and a 450 MW development pipeline in the U.K. for approximately $160 million (approximately $32 million net to Brookfield Renewable). Brookfield Renewable holds an approximately 13% interest.
•In December 2024, Brookfield Renewable, together with institutional partners, entered into a strategic partnership with a leading eFuels manufacturer, to invest up to $1.1 billion (approximately $220 million net to Brookfield Renewable), consisting of a $200 million upfront structured equity investment, including the construction of a production facility in West Texas, and an exclusive right to invest up to $850 million in future projects that meet certain investment criteria.
•In December 2024, Brookfield Renewable, together with institutional partners, acquired an approximately 53% controlling stake in Neoen, a leading global renewable energy developer headquartered in France with 8 GW of operating and in construction renewable power and energy storage assets, as well as a 20 GW development pipeline, for proceeds of $3.4 billion (expected $269 million net to Brookfield Renewable). The purchase price implies a total acquisition price of approximately $6.4 billion on a 100% basis (expected $512 million net to Brookfield Renewable). In January 2025, during the pre-offer period, our consortium acquired an additional approximately 14% stake in Neoen on the open market, bringing its total interest in Neoen to approximately 67%. In February 2025, we launched a mandatory cash tender offer for the remaining shares and convertible bonds of Neoen. The mandatory cash tender offer is expected to close in March 2025. As of the date of this Form 20-F, Brookfield Renewable, together with institutional partners, holds an approximately 85% equity interest in the target, and, if certain conditions are met, we intend to implement a squeeze-out procedure in order to acquire the target shares not tendered to the offer, which would result in the delisting of Neoen.
•In December 2024, Brookfield Renewable, together with institutional partners, acquired a 12.45% interest in a portfolio of four operational offshore wind farms located in the U.K, with approximately 3.5 GW of operating capacity, for approximately $2.2 billion (approximately $565 million net to Brookfield Renewable). Brookfield Renewable holds an approximately 3% interest.
•In February 2025, Brookfield Renewable, together with institutional partners, agreed to acquire a diversified operating and development platform in the U.S. with 3.9 GW of operating and under construction renewable power and storage assets and an over 30 GW development pipeline for equity consideration of approximately $950 million (expected $238 million net to Brookfield Renewable). The terms of the transaction imply an enterprise value for the portfolio of $1.735 billion. The closing of this transaction is expected to occur in the first half of 2025 and is subject to customary closing conditions.
•In addition to the above, during the course of 2024, Brookfield Renewable, together with institutional partners, acquired or agreed to acquire, an aggregate 755 MW of wind, utility scale solar, and distributed energy projects across its portfolio, of which 149 MW were operating and 606 MW were in the development phase. These projects were acquired for $600 million ($125 million net to Brookfield Renewable) and are located in our core geographies. Brookfield Renewable will typically hold a 20% - 25% interest in each project.
Asset Sales
We signed or closed the following dispositions (all figures approximate):
•In April 2024, Brookfield Renewable, together with institutional partners, completed the sale of a 60 MW battery storage asset in the U.S. for proceeds of approximately $87 million ($25 million net to Brookfield Renewable).

•In May 2024, Brookfield Renewable, together with institutional partners, completed the sale of a 30 MW hydroelectric asset in the U.S. for proceeds of approximately $67 million ($15 million net to Brookfield Renewable).
•In May 2024, Brookfield Renewable, together with institutional partners, completed the sale of a 85 MW portfolio of biomass facilities in Brazil for proceeds of approximately $48 million ($21 million net to Brookfield Renewable).
•In September, 2024, Brookfield Renewable, together with institutional partners, completed the sale of its 50% interest in a 67 MW portfolio of wind facilities in the U.K. for proceeds of approximately $82 million ($36 million net to Brookfield Renewable).
•In September 2024, Brookfield Renewable, together with institutional partners, agreed to sell its 25% interest in a joint venture with over 2 GW of pumped storage capacity in the U.K., for proceeds of approximately $340 million (approximately $100 million net to Brookfield Renewable). The transaction is subject to customary closing conditions, with closing expected to occur in the first half of 2025.
•In November 2024, Brookfield Renewable, together with institutional partners, agreed to sell a 1,600 MW portfolio of operating and under construction wind and solar assets in India. The transaction is subject to customary closing conditions, with closing expected to occur in parts in the first quarter of 2025 and 2026.
•In November 2024, Brookfield Renewable, together with institutional partners, completed the sale of a 90 MW portfolio of hydroelectric assets in Brazil for proceeds of $104 million ($44 million net to Brookfield Renewable).
•In December 2024, Brookfield Renewable, together with institutional partners, completed the sale of a renewable platform with 682 MW of wind assets, 63 MW of solar assets and a 1.6 GW development pipeline in Portugal and Spain, for proceeds of approximately $741 million (approximately $430 million net to Brookfield Renewable).
•In December 2024, Brookfield Renewable, together with institutional partners, completed the sale of a 50% interest in a 845 MW portfolio of wind assets in Oregon, for proceeds of approximately $380 million (approximately $95 million net to Brookfield Renewable). In February 2025, Brookfield Renewable, together with institutional partners, agreed to sell an additional 25% interest in the same portfolio for proceeds of approximately $200 million (approximately $95 million net to Brookfield Renewable), with closing expected to occur in the first half of 2025, subject to customary closing conditions. Brookfield Renewable will retain a 25% interest (6.25% net to Brookfield Renewable) and retains management and operating responsibilities for the assets in the portfolio.
Other Transactions
In May 2024, the Partnership signed a renewable energy framework agreement with Microsoft, where we expect to deliver them 10,500 MW of new renewable energy capacity in the U.S. and Europe between 2026 and 2030. The agreement includes the potential to increase its scope to deliver additional renewable energy capacity within the U.S. and Europe, and beyond to Asia-Pacific, India, and Latin America.
Project Financings
In 2024, Brookfield Renewable completed non-recourse financings associated with our assets for aggregate proceeds of approximately $10 billion. For additional information, see the consolidated statement of cash flows and Note 14 - Borrowings in our audited annual consolidated financial statements.
Corporate Financings
In January 2024, Brookfield Renewable issued C$400 million of Series 17 medium-term notes (green bonds) at a fixed rate of 5.318%. The Series 17 medium-term notes are fully and unconditionally guaranteed by BEP and certain of its subsidiaries.
In March 2024, NA Holdco issued $150 million of green Series 3 Perpetual Notes at a fixed rate of 7.250%. The Series 3 Perpetual Notes are fully and unconditionally guaranteed by BEP, and are also guaranteed by each of the other Perpetual Note Guarantors.

In July 2024, Brookfield Renewable issued C$400 million of medium-term notes (green bonds), comprised of C$100 million aggregate principal amount of Series 17 Notes medium-term notes issued as a re-opening on identical terms, other than issue date and the price to the public, and C$300 million of Series 18 medium-term notes at a fixed rate of 4.959%. The Series 17 and Series 18 medium-term notes are fully and unconditionally guaranteed by BEP and certain of its subsidiaries.
In December 2024, Brookfield Renewable issued C$200 million of reset rate green subordinated hybrid notes at an initial fixed rate of 5.450%. The hybrid notes are fully and unconditionally guaranteed by BEP and certain of its subsidiaries.
Other
In December 2024, the TSX accepted a notice of BRP Equity’s intention to renew its normal course issuer bid, which permits BRP Equity to repurchase up to 10% of the total public float (calculated on December 5, 2024) of each series of its issued and outstanding Class A Preference Shares for a one-year period. Also, in December 2024, the TSX accepted a notice of BEP's intention to renew its normal course issuer bid for its Preferred Units, which permits BEP to repurchase up to 10% of the public float (calculated on December 5, 2024) of each series of its issued and outstanding Preferred Units for a one-year period.
In December 2024, the TSX accepted a notice of BEP’s intention to renew its normal course issuer bid, which permits BEP to repurchase up to 14,255,578 of its issued and outstanding LP units for a one-year period. Also in December 2024, the TSX accepted a notice of BEPC’s intention to renew its normal course issuer bid for the BEPC exchangeable shares, which permits BEPC to repurchase up to 8,982,042 of its issued and outstanding BEPC exchangeable shares for a one-year period.
Capital Expenditures
Our principal capital expenditures relate to the construction and maintenance of our renewable power generation fleet. The table below summarizes the amounts invested in capital expenditures for the periods presented.

US$ Millions	For the year ended December 31,
	2024	2023	2022
	3,733	2,809	2,190
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
Our global diversified portfolio of power assets has approximately 46,200 MW of operating capacity, annualized LTA generation of approximately 121,200 GWh and a development pipeline of approximately 200,000 MW, with renewables making up over 98% of our operating capacity.
The table below outlines our renewable power portfolio as at December 31, 2024:

	River Systems	Facilities	Capacity (MW)	LTA(1) (GWh)	Storage Capacity (GWh)
Hydroelectric
North America
United States(2)	29	139	2,905	11,882	2,559
Canada	19	33	1,368	5,193	1,261
	48	172	4,273	17,075	3,820
Colombia(3)	11	27	3,153	16,348	3,703
Brazil	24	36	850	4,309	—
	83	235	8,276	37,732	7,523
Wind(4)
North America	—	57	6,934	21,665	—
Europe	—	75	5,332	17,806	—
Brazil	—	37	890	3,909	—
Asia–Pacific	—	92	3,978	10,960	—
	—	261	17,134	54,340	—
Utility-scale solar(5)	—	309	12,050	23,757	—
Distributed energy & storage(6)(7)	2	7,320	7,291	4,376	5,221
Total renewable power	85	8,125	44,751	120,205	12,744
(1)LTA is calculated based on our portfolio as at December 31, 2024, reflecting all facilities on a consolidated and an annualized basis from the beginning of the year, regardless of the acquisition, disposition or commercial operation date. See Item 5.A “Part 9 – Presentation to Stakeholders and Performance Measurement” for an explanation on our methodology in computing LTA and why we do not consider LTA for our pumped storage and certain of our other facilities.
(2)Includes three battery storage facilities in North America (36 MW).
(3)Includes two wind plants (32 MW) and five solar plants (199 MW) in Colombia.
(4)Excludes 320 MW of wind capacity with an LTA of 784 GWh included in our sustainable solutions segment.
(5)Excludes 118 MW of solar capacity with an LTA of 244 GWh included in our sustainable solutions segment.
(6)Includes a battery storage facility in North America (10 MW).
(7)Includes nine fuel cell facilities in North America (10 MW) and pumped storage in North America (633 MW) and Europe (2,088 MW).

The following table presents the annualized long-term average generation of our renewable power portfolio as at December 31, 2024 on a consolidated and quarterly basis:

GENERATION (GWh)(1)	Q1	Q2	Q3	Q4	Total
Hydroelectric
North America
United States	3,370	3,435	2,166	2,911	11,882
Canada	1,239	1,493	1,240	1,221	5,193
	4,609	4,928	3,406	4,132	17,075
Colombia(2)	3,757	4,090	3,992	4,509	16,348
Brazil	1,059	1,073	1,087	1,090	4,309
	9,425	10,091	8,485	9,731	37,732

Wind	14,517	13,128	11,641	15,054	54,340

Utility-scale solar	5,276	6,502	6,812	5,167	23,757

Distributed energy & storage	979	1,289	1,218	890	4,376
Total(3)	30,197	31,010	28,156	30,842	120,205
(1)LTA is calculated based on our portfolio as at December 31, 2024, reflecting all facilities on an annualized basis from the beginning of the year, regardless of the acquisition, disposition or commercial operation date. See Item 5.A “Part 9 – Presentation to Stakeholders and Performance Measurement” for an explanation on our methodology in computing LTA and why we do not consider LTA for our pumped storage and certain of our other facilities.
(2)Includes two wind plants (174 GWh) and five solar plants (453 GWh) in Colombia.
(3)Excludes 244 GWh solar and 784 GWh wind LTA related to our sustainable solutions investments to facilitate the decarbonization of a utility and independent power producer with operations in the Caribbean and Latin America.
The following table presents the annualized long-term average generation of our renewable power portfolio as at December 31, 2024 on a proportionate and quarterly basis:

GENERATION (GWh)(1)	Q1	Q2	Q3	Q4	Total
Hydroelectric
North America
United States	2,217	2,352	1,465	1,948	7,982
Canada	1,014	1,214	984	962	4,174
	3,231	3,566	2,449	2,910	12,156
Colombia(2)	850	919	897	1,012	3,678
Brazil	956	968	981	983	3,888
	5,037	5,453	4,327	4,905	19,722

Wind	2,534	2,461	2,081	2,614	9,690

Utility-scale solar	1,050	1,471	1,563	1,035	5,119

Distributed energy & storage	259	370	352	235	1,216
Total(3)	8,880	9,755	8,323	8,789	35,747
(1)LTA is calculated based on our portfolio as at December 31, 2024, reflecting all facilities on an annualized basis from the beginning of the year, regardless of the acquisition, disposition or commercial operation date. See Item 5.A “Part 9 – Presentation to Stakeholders and Performance Measurement” for an explanation on our methodology in computing LTA and why we do not consider LTA for our pumped storage and certain of our other facilities.
(2)Includes two wind facilities (39 GWh) and five solar facilities (102 GWh) in Colombia.
(3)Excludes 10 GWh solar and 32 GWh wind LTA related to our sustainable solutions investments to facilitate the decarbonization of a utility and independent power producer with operations in the Caribbean and Latin America.

We also have investments in our sustainable solution portfolio comprised of assets and businesses that enable the transition to net-zero through established but emerging technologies that require capital to scale, and in businesses where we believe we can leverage our access to capital and partnerships to accelerate growth. This portfolio includes our investment in Westinghouse (a leading global nuclear services business) and a utility and independent power producer with operations in the Caribbean and Latin America, as well as both operating assets and a development pipeline of carbon capture and storage capacity, agricultural renewable natural gas and materials recycling and a pipeline of eFuels production capacity.
We believe we have comprehensive operations and development capabilities located in each of our core markets that position us to maintain and increase the value of our asset base while competitively positioning us for continued growth.
Operating Philosophy
We employ a hands-on, operations-oriented, long-term owner’s approach to managing our portfolio. We believe this approach ensures that we maintain and, where possible, enhance the value of our assets by being able to identify and manage technical, economic or stakeholder issues that may arise. The operation of our generating facilities is largely decentralized across North America, Europe, South America and Asia-Pacific, where our local teams have expertise and experience operating in their home markets. We support our operators with a corporate team that provides global oversight of Brookfield Renewable and, among other things, establishes consistent global policies on compliance, sustainability, information technology, health, safety and security, human resources, stakeholder relations, procurement, human rights, climate, governance and anti-bribery and anti-corruption.
We also benefit from the expertise of Brookfield which provides strategic direction, corporate oversight, commercial and business development expertise, and oversees decisions regarding the funding and growth of our business. We believe this approach leads to a strong decision-making culture and long-term owner-oriented investment philosophy to build value.
The cornerstones of our philosophy are:
Operating expertise. In each of North America, Europe, South America and Asia-Pacific, we have strong operating businesses with full development and operational capabilities. Our renewable power businesses in North America, Europe and Brazil also benefit from centralized, automated plant dispatch and control centers allowing remote operation of most of our facilities and a central interface with regulatory and market authorities, as well as offtakers. These capabilities allow us to leverage our operating expertise when growing our business.
Sustainability leadership. We believe that the success of our business is driven by operational excellence, strong investment returns and our aim to make a positive difference in decarbonization, our people and with local stakeholders and the communities in which we operate. As one of the world’s largest publicly traded clean energy companies, we believe we are well positioned to support the transition to a net-zero economy. See Item 4.B — “Business Overview — Our Approach to Sustainability”.
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
Long-term ownership and asset reinvestment. We seek to preserve and enhance the productivity, reliability and longevity of each of our assets. Our operating teams develop and implement a detailed capital plan for each asset with the perspective of a long-term owner. We look to invest in our operating wind and solar assets, undertaking repowering initiatives to extend their useful life and enhance productivity. We believe the low capital expenditure maintenance requirements and long useful life are attractive attributes of our hydroelectric assets. Hydroelectric power generation is efficient, clean and relatively simple technology that allows for 24/7 dispatch of electricity and has not changed significantly over the past century. Our large hydro portfolio complements our growing fleet of utility scale solar and wind assets and allows us to provide differentiated power solutions for customers

North American Business
United States
Our principal office in the United States is located in New York, New York. Our U.S. National System Control Center is located in Queensbury, New York, and allows for the remote monitoring and control of the majority of our renewable power generation assets in the country. In the United States we have full hydroelectric, wind, solar and battery storage operating capabilities, as well as development and construction oversight expertise. Our U.S. investments consist of direct ownership of renewable power assets, as well as investments in scale, independent operating portfolio companies and development platforms. We have also made investments in our sustainable solutions portfolio, which is comprised of our interest in Westinghouse, one of the world’s largest nuclear services businesses, as well as investments in transition asset classes where the market is growing and our initial investment positions us for future large-scale decarbonization investments.
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

In May 2024, Brookfield Renewable and Microsoft signed a landmark global renewable energy framework agreement to contribute to Microsoft’s goal of having 100% of its electricity consumption, 100% of the time, matched by zero carbon energy purchases by 2030. The agreement between Brookfield and Microsoft is rooted in the two companies’ shared goals to decarbonize global energy supplies and reduce carbon emissions. The agreement provides a pathway for Brookfield Renewable, to deliver over 10.5 gigawatts of new renewable energy capacity between 2026 and 2030 in the U.S. and Europe. The agreement includes the potential to increase its scope to deliver additional renewable energy capacity within the U.S. and Europe, and beyond to Asia-Pacific, India, and Latin America, and provides an incentive for Brookfield to build a large portfolio of new renewable energy projects over the coming years.
Utility Scale Wind, Solar and Battery Storage Operators and Developers
In addition to Brookfield Renewable’s interests in various renewable power operating assets, we, together with our institutional partners, are also invested in certain independent operating portfolio companies and development platforms based in the United States. Brookfield Renewable, through its portfolio companies and development platforms, has a geographically diverse portfolio of wind, utility-scale solar and battery storage projects located across the United States. In aggregate, Brookfield Renewable has an operating capacity of approximately 10,000 MW across utility-scale wind and solar assets and an approximately 62,000 MW development pipeline in those technologies as well as battery storage.
Our utility-scale development capabilities are strengthened through the following portfolio of independent, national utility-scale wind, solar and battery storage development platforms:
•TerraForm Power, a utility-scale platform with operations in the U.S. and Canada
•Scout Clean Energy, a leading national utility-scale renewable energy developer-owner-operator across highly attractive markets
•Urban Grid, a utility-scale developer in high-value markets in the United States
•Deriva Energy, a renewables platform focused on utility-scale projects with an extensive development pipeline and repowering opportunities
Distributed Generation
Complementing our utility-scale solar portfolio is our approximately 1,800 MW operating DG portfolio, which is one of the largest commercial and industrial distributed generation portfolios in the United States, and benefits from dedicated development teams who are advancing an approximately 7,000 MW development pipeline. Our U.S. DG portfolio includes:
•Standard Solar, a market-leading owner and operator of commercial and community distributed solar with end-to-end development capabilities
•Luminace, our decarbonization-as-a-service platform with decades of experience in the North American distributed generation market
Sustainable Solutions
Westinghouse is one of the world’s largest nuclear services businesses. We, together with institutional partners, hold an aggregate 51% interest (approximately 11% net to Brookfield Renewable) with Cameco owning 49%. As this investment is structured as a joint venture with Cameco, we note that Cameco may have certain approval rights over decisions relating to the underlying operations and financing activities of Westinghouse, as well as rights related to the sale or transfer of interests in Westinghouse. See also information contained under Item 3.D “Risk Factors — Risks Relating to our Growth Strategy”.
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
Our sustainable solutions portfolio also consists of structured investments in emerging asset classes such as CCS, RNG, recycling and eFuels where our initial investment positions us for potential future large-scale decarbonization investment. See also Item 4.A “History and Development of the Company – Overview”.
Canada
Our principal offices in Canada are located in Gatineau, Québec and Toronto, Ontario. Our Canadian National System Control Center is located in Gatineau and allows for the remote monitoring and control of all of our assets in the country. In Canada, we have full hydroelectric, wind and solar operating capabilities, as well as development and construction oversight expertise.
Our hydroelectric facilities are principally situated in Québec and Ontario – the two largest power markets in Canada – as well as in British Columbia. Most of our Canadian hydroelectric assets are larger utility-scale facilities with water storage reservoirs that can together store approximately 1,300 GWh, or approximately 24% of their annualized long-term average generation.
We also have 483 MW of wind and 118 MW of solar generation capacity located in Ontario and Alberta and approximately 840 MW of solar and battery storage development capacity, including four BESS development projects, totaling 740 MW of capacity.
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
Brookfield Renewable, together with institutional partners, has committed to invest up to C$300 million ($236 million, $47 million net to Brookfield Renewable) into Entropy, a provider of CCS solutions, through a convertible security. Entropy is party to a fixed price 15-year carbon credit offtake agreement with an arm’s length public investment vehicle that guarantees an offtake price for 600 Kt per annum of CO2, de-risking the project pipeline. Alongside the offtake agreement, the investment vehicle has agreed to invest up to C$200 million in the business which could result in a fully drawn post-money valuation of approximately one and a half times our entry point.
European Business
The principal office of our European operations is located in London, in the U.K.
Spain
Our Spanish business includes 350 MW of CSP capacity. The principal revenues generated by our Spanish business’ CSP assets in Spain are received pursuant to a regulated return that is set by Spanish legislation. 200 MW of our CSP assets in Spain are entitled to a regulated rate of 7.39% through December 31, 2031, and 150 MW of CSP assets are entitled to a regulated return rate of 7.09% through December 31, 2025. The regulated return rate is set every six years. In December 2024, together with institutional partners, we sold our Spanish and Portuguese wind and conventional PV solar portfolio.
United Kingdom
Our U.K. business includes a 10 MW solar facility located in England, OnPath Energy, a fully integrated renewables developer, a 67% interest in a 200 MW commercial and residential rooftop solar portfolio and a 12.45% stake in a 3.5 GW offshore wind portfolio.
OnPath Energy is a leading independent renewable energy development business in the U.K. with more than 200 MW of operating assets and a development pipeline of approximately 3.9 GW across onshore wind and BESS technologies, growing our presence in this attractive market.

In November 2024, together with institutional partners, we acquired a 67% equity interest in Provenance Power (formerly Atrato Onsite Energy) a leading commercial and residential rooftop solar platform in the U.K. with total capacity of approximately 200 MW and approximately 450 MW of development capacity.
In December 2024, together with institutional partners, we acquired 12.45% minority stakes (3% net to Brookfield Renewable) in four of Ørsted’s operational U.K. offshore wind farms, Hornsea 1, Hornsea 2, Walney Extension, and Burbo Bank Extension, which have a combined total capacity of approximately 3.5 GW. Ørsted will continue to oversee the operation and maintenance of the wind farms, all of which are under long-term inflation-linked contracts for difference (CfD). We consider these assets as critical to supplying the U.K. with renewable power and supporting the country’s decarbonization objectives
In September 2024, together with institutional partners, we sold our 25% stake in First Hydro.
Italy
Our Italian business includes two solar PV projects under development in Italy with total capacity of approximately 134 MW. These were acquired under the framework development agreement signed in 2021 pursuant to which a developer in Italy will present us with the opportunity to invest in up to 500 MW of renewable power development opportunities in Italy.
Germany
Our German business includes a utility-scale solar development platform with an approximately 3,600 MW development pipeline.
X-Elio
X-Elio is a global solar development platform headquartered in Madrid. X-Elio’s diversified portfolio includes over 2,200 MW of operating and under-construction assets located in Spain, Germany, Mexico, Australia, Chile, the United States, Italy, Japan and Honduras. X-Elio also has a pipeline of approximately 13,300 MW of utility-scale solar in Spain, Germany, the United States, Australia, Italy, Japan and Latin America which includes a mix of advanced and early-stage projects. X-Elio has also begun developing an approximately 9,600 MW BESS pipeline in Australia, Germany, Italy, Spain, Japan, the United States and Latin America.
Powen
In 2024 we, together with institutional partners, increased our equity interest in Powen from 44% to approximately 50% (approximately 10% net to Brookfield Renewable). Powen is a DG solar development business in Spain with approximately 1,300 MW of operating and development assets located in Spain, Mexico, Portugal and the U.K.
Polenergia
Brookfield Renewable, together with institutional partners, holds a 32% (8% net to Brookfield Renewable) equity interest in Polenergia, a large-scale renewable business in Poland. The investment represents an attractive entry into the offshore wind sector in Europe through its 3,000 MW offshore wind development pipeline, which we expect to be constructed together with our joint venture partner, an experienced offshore wind developer.
Polenergia’s operating portfolio is comprised of approximately 493 MW of wind generation assets and 82 MW of solar projects, and it continues to progress its over 5 GW development pipeline, of which 3 GW is offshore wind, over 2 GW is onshore wind and solar PV, and a 105 MW green hydrogen project.
Neoen
In December 2024, Brookfield Renewable, together with institutional partners, acquired an approximately 53% interest in Neoen, a leading global renewable energy developer headquartered in France. In January 2025, during the pre-offer period, our consortium acquired an additional approximately 14% stake in Neoen on the open market, bringing its total interest in Neoen to approximately 67%. In February 2025, we launched a mandatory cash tender offer for the remaining shares and convertible bonds of Neoen. The mandatory cash tender offer is expected to close in March 2025. As of the date of this Form 20-F, Brookfield Renewable, together with institutional partners, holds an approximately 85% equity interest in Neoen, and, if certain conditions are met, we intend to implement a squeeze-out procedure in order to acquire the Neoen shares not tendered to the offer, which would result in the delisting of Neoen’s shares from Euronext Paris and the delisting of the Neoen convertible bonds from Euronext Access.
Our consortium holds its interest in Neoen indirectly through a private limited company incorporated under the laws of England (“BRHL Holdco”). BRHL Holdco is a controlled subsidiary of Brookfield Renewable. BRHL Holdco director votes are weighted so that the directors appointed by each consortium member exercise a number of votes proportionate to such consortium member’s percentage interest in BRHL Holdco. We are entitled to vote a majority of the director votes provided that Brookfield Corporation and its subsidiaries (including Brookfield Renewable) collectively (i) are the largest holder of BRHL Holdco’s equity securities and (ii) hold at least 40% of BRHL Holdco’s equity securities. Brookfield Renewable currently meets this ownership test and is entitled to vote a majority of the director votes.
Neoen has an approximately 8 GW portfolio of wind, solar and BESS assets in operation or under construction located in France, Finland, Portugal, Sweden, Ireland, Italy, Australia, Mexico, El Salvador, Argentina, and Canada and an over 20 GW advanced development pipeline located in those countries as well as Germany and Ecuador.
South American Business
Colombia
Our 2016 acquisition of Isagen with our institutional partners marked our entry into the Colombian market. Our consortium’s current ownership interest in Isagen is over 99% of which our share is approximately 23%. Isagen’s principal office is located in Medellín. Isagen's Colombian National System Control Center is also located in Medellín and allows for the remote monitoring and control our assets in the country.
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
Isagen is Colombia’s third-largest power generation company and owns and operates a 3,153 MW portfolio. This portfolio accounts for approximately 15% of Colombia’s generating capacity and principally consists of large reservoir-based hydroelectric facilities. The hydroelectric assets include the largest reservoir by volume in Colombia and are collectively able to store approximately 23% of their annualized long-term average generation. Isagen’s portfolio also includes 199 MW of solar operating assets and 32 MW of wind operating assets.
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
Brookfield first invested in Brazil over 100 years ago. Recognizing Brazil’s growing demand for power and strong renewable resource base, Brookfield re-entered the Brazilian power market in 2003 and, since then, has grown its hydroelectric asset base significantly, currently consisting of 36 facilities on 24 river systems totaling approximately 850 MW of capacity. We entered the wind and biomass businesses in Brazil in 2015 with the acquisition of five wind farms and four biomass facilities, all operational. We subsequently acquired a 295 MW wind portfolio and in 2021 commissioned our first solar facility, a 357 MW project. In 2023, we completed the construction of our second solar facility, a 1.2 GW project, acquired two wind portfolios totaling 197 MW of capacity, and completed the construction of a 248 MW wind complex. In 2024, we completed the construction of a third solar facility, a 423 MW project.
In aggregate, we own and operate facilities totaling approximately 3,900 MW located in 10 Brazilian states representing approximately 44% of the country’s population and approximately 40% of the economic activity (in GDP terms). As such, we believe our business in Brazil is particularly well positioned to participate in a large and diversified economy with further developmental potential. Since 2003, we have developed and built 48 facilities totaling approximately 2.3 GW of capacity and we have several projects in various stages of development.
Rights to hydroelectric sites are secured in Brazil by obtaining authorizations (such as water use leases) and concessions from the Brazilian Ministry of Mines and Energy through the National Agency for Electric Energy (“ANEEL”). We generally focus on SHPPs, a category of hydroelectric power plant with less than 30 MW of capacity. SHPP plants can be secured directly from ANEEL, whereas sites for hydroelectric plants above 50 MW can only be granted by public auction, requiring developers to bid the lowest tariff in order to win the concession and a PPA with local utilities. Of our authorizations and concessions (including hydroelectric, wind, solar and biomass), approximately 90% have remaining terms of more than nine years. Generally, our hydroelectric authorizations provide for an initial term of 35 years and the possibility to renew for an additional 30-year period subject to payment of certain amounts under a water lease. Similarly, hydroelectric concessions provide for an initial term of 30 years with the possibility to renew the concession for an additional 20-year period. On the other hand, wind and solar authorizations provide for a fixed 35 year, non-renewable term. Wind and solar authorizations can also be secured from ANEEL.
Brookfield Renewable, together with institutional partners, holds a 90% (18% net to Brookfield Renewable) equity interest in IVI Energia, a distributed generation platform in Brazil with approximately 800 MW of operating and development assets.
Asia-Pacific Business
India
Brookfield Renewable entered the Indian market in 2017. Our Indian portfolio consists of approximately 3,800 MW of operating capacity, comprised of 1,300 MW of utility-scale wind, 2,200 MW of utility-scale solar and 300 MW of distributed generation solar assets. Our development pipeline in the country is currently approximately 35,000 MW. Our Indian portfolio includes our recent investment in Leap Green, a leading platform in the space with more than 500 MW of operating wind assets and approximately 3,500 MW of development pipeline, as well as our investment in CleanMax, with approximately 1,700 MW of operating utility-scale wind, utility-scale solar and distributed generation solar assets and approximately 4,200 MW of development pipeline. Also included in our portfolio is Evren, a joint venture with a leading Indian renewable energy company, with over 12,000 MW of development pipeline and Avaada, a leading renewable platform with additional investments in renewable development projects, and solar panel and green ammonia production facilities. In November 2024, together with institutional partners, we agreed to sell a 1,600 MW portfolio of operating and under construction wind and solar assets in India. See also Item 4.A “History and Development of the Company – Recent Developments”. We believe India represents a growth opportunity for Brookfield Renewable as it is a sizeable market with ambitious energy targets and significant potential for clean energy development.
China
Brookfield Renewable entered the Chinese market in 2017. Our operating portfolio consists of approximately 3,130 MW of generation capacity and includes 2,000 MW of wind, 130 MW of utility-scale solar and 1,000 MW of distributed generation solar. In January 2025, we completed the termination of our commercial and industrial rooftop solar joint venture with GLP Pte. Ltd. As a result, Brookfield Renewable, together with institutional partners, now controls a portfolio of approximately 540 MW of distributed generation assets. We believe that the size of the market in China coupled with ambitious targets for the expansion of renewable energy represents a significant growth opportunity for Brookfield Renewable.
South Korea
Brookfield Renewable entered the South Korean market in 2024 with our recent investment in Hanmaeum Energy, a full-service platform with 340 MW of operating and near construction capacity and scalable development projects and identified acquisition opportunities. We believe that South Korea is a very attractive market for Brookfield Renewable with strong policy objectives and corporate demand for clean power that is outpacing supply.
Other Businesses
We own and operate 101 MW of solar generation capacity in Chile, as well as an 84% interest in a distributed generation development platform with over 40 MW of operating capacity and approximately 400 MW of development projects.
We also hold a minority equity interest in InterEnergy, a leading utility and independent power producer with a portfolio of more than 1.2 GW of high-value infrastructure and a 1.4 GW development pipeline of renewable and firming capacity with operations in the Caribbean, Central and South America, to help accelerate its energy transition plan.
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
Corporate Office
Our main corporate office is in Toronto, Ontario and provides oversight on a global basis of Brookfield Renewable. Our corporate group has approximately 235 employees, including both the corporate office and the Service Provider, who are largely based in Canada and the U.K.
Our Competitive Strengths
Brookfield Renewable is a globally diversified, multi-technology, owner and operator of clean energy and sustainable solutions assets. Our strategy is to utilize our global reach, scale capital and experience to acquire and develop high quality clean energy and sustainable solutions assets below intrinsic value, finance them on a long-term, low-risk and investment grade basis through a conservative financing strategy and then optimize cash flows by applying our operating expertise to enhance value or bring these assets into production generating incremental cash flows for our business.
One of the largest, public decarbonization businesses globally with a strong track record of value creation. Brookfield Renewable has a 24-year track record as a publicly traded operator, developer and investor in renewable power and sustainable solution assets. Today we have a large, multi-technology and globally diversified portfolio that is supported by approximately 5,270 experienced employees (inclusive of employees employed by our consolidated portfolio companies). Brookfield Renewable invests in assets directly, as well as with institutional partners, joint venture partners and through other arrangements. We have also made investments in sustainable solutions, comprised of assets and businesses that enable the transition to net-zero where we can leverage our access to capital and partnerships to accelerate growth, and emerging transition asset classes where our initial investment positions us for potential future large scale decarbonization investment. Our sustainable solutions portfolio also includes investments in power transformation opportunities where we have invested in businesses to enable the reduction of greenhouse gas emissions through the deployment of traditional renewables.
Our globally diverse portfolio helps to mitigate resource variability, and improves consistency of our cash flows. Our organic growth and acquisitions are typically done through Brookfield's private funds and therefore on a proportionate basis Brookfield Renewable's business will continue to diversify but remain heavily weighted to our premium hydroelectric assets.
Our renewable power portfolio consists of hydroelectric, wind, utility-scale solar, DG and storage facilities in North America, South America, Europe and Asia-Pacific, and our total power portfolio consists of approximately 46,200 megawatts of installed capacity. We also have a large global development pipeline of approximately 200,000 megawatts. Our portfolio of sustainable solutions assets includes our investments in Westinghouse (a leading global nuclear services business) and a utility and independent power producer with operations in the Caribbean and Latin America, as well as both operating assets and a development pipeline of carbon capture and storage capacity, agricultural renewable natural gas and materials recycling and a pipeline of eFuels production capacity.
The following charts illustrate Funds From Operation on a proportionate basis(1):
(1) Figures based on Funds From Operation for the last twelve months, proportionate to Brookfield Renewable, assuming long-term average generation in all segments and includes adjustments for non-recurring items.

Decarbonization Growth Opportunity
Demand for clean energy and other decarbonization solutions continues to accelerate with corporate net-zero targets, an increased focus on energy security and the improving competitive nature of these technologies, which are now the lowest cost energy sources in most markets globally. We have seen a shift in the driver for demand from a government incentivized push to a corporate pull, which is contributing to increased demand for transition solutions broadly, expanding beyond just traditional renewable energy. Advancing the transition to a lower carbon future is expected to require substantial capital – in excess of $200 trillion over the next three decades – and will require significant expertise and investment in both clean energy and electrification and investment to convert carbon-intensive industries to cleaner and more sustainable methods of production.

Global Clean Energy Drivers
We believe that strong continuing growth in renewable power generation and other decarbonization investment opportunities will be driven by the following:
Accelerating demand from digitalization, AI and electrification. With the continued emergence of artificial intelligence and growth in cloud computing, technology companies are investing heavily in data center development to support the roll out of new products and digitalization. The increased computing power and energy requirements from AI is resulting in an acceleration in demand for power in developed markets. The technology companies, who have 100% green power targets, are increasingly looking for reliable partners to deliver scale renewable power solutions and with renewables being the most readily deployable source of new power, in addition to being the most affordable, they represent the most viable solution. Demand for power is also increasing on the back of broader electrification of industry, and traditional renewables technologies and battery storage solutions can be combined to help deliver the required power.
Renewable energy is increasingly the most viable solution to meet electricity demand growth. Renewable power is the lowest cost source of bulk electricity in most markets around the world and costs are expected to continue to fall as supply chains diversify and expand. Renewables now make up approximately 30% of global electricity generation compared to approximately 21% in 2012, while coal, gas and oil have fallen from a combined approximately 68% down to approximately 61% over the same period. We expect that utilities and corporates will increasingly seek to grow exposure to renewables to both meet increasing power needs and limit exposure to volatile fuel costs.
Energy security is an increasing priority. Since the onset of the conflict in Ukraine in February 2022, there has been a renewed focus on energy security in Europe and globally, and the recognition that renewables can reduce dependence on imported gas and energy costs. In May 2022, the E.U. released its REPower EU strategy which aims to make Europe independent from Russian gas imports by 2027. The strategy increased wind and solar generation targets to over 1,200 GW of total installed capacity by 2030 to reduce gas consumption for power generation and further support green hydrogen production to reduce industrial gas consumption. Beyond Europe, there has also been an increase in ambition for renewable deployment in China, India and the United States to reduce dependence on imported fuels and reduce energy costs.
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

Since signing, the Paris Agreement has been ratified by over 190 countries. The COP28 Conference in the UAE in December 2023 saw further commitments made by the international community, and notably participants undertook the first ever global “stocktake”. The global stocktake is a process for countries and stakeholders to see where they are collectively making progress towards meeting the goals of the Paris Agreement. Part of the outcome of the stocktake was a proposal that further recognized the need for a reduction in greenhouse gas emissions and called on parties to contribute to the global effort to triple renewable energy capacity globally and double the global average annual rate of energy efficiency improvements by 2030. At the recent COP29 in Azerbaijan, one of the key outcomes was an agreement to triple climate financing to developing countries to $300 billion annually, building on the momentum of previous conferences to accelerate the transition globally.
Supportive policy and regulation. Regulatory support for the development of clean energy typically includes renewable portfolio standards (“RPS”), which require electricity distributors to obtain a minimum percentage of their power from renewable energy resources by specified target dates, and tax incentives or direct subsidies. Globally, at least 170 countries have renewable energy targets for electricity generation, and around 145 countries covering 90% of global emissions have announced or are considering net-zero targets. To achieve these goals there will need to be significant investment to increase the supply of energy from renewables. In 2022, the U.S. government passed the largest federal climate bill in U.S. history, the Inflation Reduction Act. The climate bill has helped increase investment in renewables and decarbonization technologies in the U.S. and has had a knock-on effect for policy makers globally looking to attract investment in their jurisdictions. For example, in February 2023 the E.U. presented the Green Deal Industrial Plan to enhance the competitiveness of Europe's net-zero industry and accelerate the transition to climate neutrality. As of 2024, there were at least 110 carbon pricing initiatives (carbon taxes, crediting mechanisms and emissions trading schemes) that have been implemented worldwide covering 53 national jurisdictions and approximately 24% of global GHG emissions. Additional carbon pricing initiatives continue to be considered throughout South America, Southeast Asia and Central Asia. These policies help enable investment in renewables and clean energy, but it is the cost competitiveness of renewables and demand for power that are ultimately driving development, irrespective of the incentive schemes or policies. Also see Item 3.D “Risk Factors — Risks Relating to Our Operations and Our Industry”.
Our Core Markets
We have focused on North America, Europe, South America and Asia-Pacific as core markets and we will continue to focus on using our operating expertise to expand operations in these markets to meet our growth objectives. In addition, our relationship with Brookfield gives us access to Brookfield’s global investment platforms, enhancing our ability to source and execute transactions globally.
North America
United States
Demand for power in the U.S. has significantly increased over the past two years on the back of accelerating digitalization and the proliferation of AI. The large “hyperscaler” cloud service providers are headquartered in the U.S. where they are investing the most capital to deploy this technology. Further, policy momentum to drive greater industrial, manufacturing, and data center activity in the country are expected to dramatically accelerate electricity demand in the U.S. These tailwinds, and renewable power’s position as the lowest cost source of bulk power and most readily deployable technology is driving increased investment in the country. Today corporate demand is a large driver of investment in new renewables. For example, there are now almost 440 members of the “RE100” group of companies that have committed to transition their electricity supply to 100 percent renewable by at least 2050, providing low cost, clean and secure power for their businesses.
In addition to the strong demand for power, there has been broad-based policy momentum in the U.S. to transition the country’s electricity production to cleaner generation and promote increased energy independence. The U.S. is the world’s second largest wind market with approximately 148,000 MW of installed wind capacity. One of the drivers of renewable power growth in the country has been the adoption of RPS targets in 29 states, the District of Columbia, Puerto Rico, and Guam. In addition, growth has been driven by various government incentive programs that have helped with the initial development of renewable power supply chains and to bring down costs.
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
In the U.S., while we are primarily focused on power markets in the northeast (New York, New England), the mid-Atlantic (including the PJM ISO and north SERC regions) and California, we have grown our asset base through the acquisition of Deriva Energy. Together these key markets cover approximately 70% of the U.S. population, and most have strong competitive wholesale markets and RPS targets, aging electricity infrastructure and pressure to retire coal generation, providing clear opportunities for sustained renewable generation growth. We are also seeing increasing demand for decarbonization-as-a-service, which we expect to be a multi-billion opportunity over the next decade, with investment driven by ambitious sustainability targets and as potential customers face pressure to decarbonize through renewable power, electrification and reduced energy consumption.
Canada
In Canada, most of our operating portfolio is located in Ontario, Québec and British Columbia, provinces that have historically been leaders in the procurement of renewable power. All three provinces have been conducting requests for proposals to procure additional renewable power to meet their energy transition targets and to meet growing demand. Ontario, in particular, has committed to the largest electricity procurement in the province's history in the next three years, whereas Quebec has committed to double its renewable capacity by 2050. We also own an operating solar project in Alberta. Federal and provincial governments are advancing regulatory reforms that would promote the construction and development of clean technologies. Federal refundable investment tax credits are now largely available, and will continue to promote capital investments in electricity generation systems across several technologies including hydro, wind, solar and storage, which we expect to have a positive impact on the commercial viability and competitiveness of our development projects.
Canadian provinces have adopted different forms of carbon pricing mechanisms that would further enable development of renewables either directly procured by utilities or from corporate and industrial interests. The federal government has also committed to the Pan-Canadian Framework on Clean Growth and Climate Change, including enacting the Greenhouse Gas Pollution Pricing Act (S.C. 2018, c. 12, s. 186), a law which serves as a backstop to any Canadian province that fails to implement their own carbon price regime that is compliant with the federal carbon price requirement. In 2024, the minimum carbon price increased to C$80/tonne and will continue to increase by C$15/tonne per year until a price of C$170/tonne is reached in 2030.
Europe
Europe is one of the largest renewable energy markets in the world and represents a significant growth opportunity for our business. Across the E.U. and the U.K., a population of approximately 517 million is served by a power system with a capacity of approximately 1,000 GW, generating approximately 3,000 TWh annually. Renewable generation technologies account for over half of total installed capacity, including approximately 160 GW of hydroelectric, 230 GW of wind and 210 GW of solar PV capacity. Our investment and growth strategy in Europe focuses on larger, low-sovereign risk markets that have both a record of reliable renewable policies and renewable assets with attractive long-term fundamental value and scarcity attributes.
Europe has long been at the forefront in adopting policies to support renewables development. In 2022, the E.U. further increased renewable deployment and decarbonization ambitions as part of a package of measures with the goal of cutting Russian gas imports to zero before 2030. In the REPower EU plan, the E.U. committed to increasing renewables deployment targets for 2030 by another 10% compared to the previous targets, which would roughly require over 313 GW of additional wind-equivalent power capacity and 387 GW of additional solar capacity by 2030 across the E.U. Historically, individual member states have sought to meet binding E.U. targets through incentive programs such as the use of long-term contracts for differences, as in Germany, U.K. and Poland. This has been complemented by growth in demand for PPAs from corporate counterparties looking to decarbonize as well as hedge their power costs. Over 12 GW of corporate PPAs were entered into in Europe in 2024.
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
Spain
Spain is among the largest renewable markets in Europe and prospects of growth are significant based on the National Energy and Climate plans submitted to the European Commission. The market has stable and favorable contractual frameworks for renewables. Our regulated Spanish assets benefit from a “return on investment” based regime by which they receive an overall payment equivalent to the costs and initial investment to develop the project plus a reasonable regulated return on investment (7.4% for the majority of our assets). Additionally, a significant part of this regulated payment is based on capacity which provides certainty of cash flows to producers as market and volume risk is reduced.
United Kingdom
The U.K. has ambitious longer-term carbon targets to reduce greenhouse gas emissions by at least 78% from 1990 levels by 2035, with intermediate milestones set out in five-year carbon budgets (currently set to 2037) and written into law. In 2019, the U.K. became the first major economy to legislate a net-zero emission target for 2050. To achieve these carbon targets, the U.K. government has announced a series of intermediary targets for renewable deployment. First, they aim to deploy 43-50 GW of offshore wind, 27-29 GW of onshore wind, and 45-47 GW of solar power in the U.K. by 2030. Secondly, the U.K. government has a target for clean power to meet 100% of electricity demand by 2030.
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
Germany
With the largest economy in Europe and ambitious renewable targets, Germany has been a strategic region for future investments and development for Brookfield. The German market has the highest power demand in Europe at an average of above 550 TWh per year, with the largest demand coming from its robust industrial base. Historically, Germany has met this high demand through gas imports from Russia and coal and nuclear for power generation. But to reduce Russian gas imports and phase out coal power generation, the German government has increased renewable auction targets to 35 GW per year of additional onshore wind and solar to achieve a total capacity of 330 GW by 2030.
France
France is one of the key European markets for future investments and development as it is the second largest market in Europe, and it has ambitious emissions reduction targets of 50% reduction by 2030. France has one of the lowest carbon intensities in Europe due to its large nuclear and hydro fleet. However, with growing demand and aging nuclear assets, it will need at least an additional 52 GW of solar and onshore wind by 2030 to meet its emissions targets. France has many support schemes for renewables, including a contract for difference scheme offering 20-year indexed contracts for utility scale renewables.
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
As at October 31, 2024, Colombia had a total installed capacity of over 20.8 GW with hydro accounting for almost 70% of the supply mix and the remainder being supplied by natural gas, coal, and diesel. We expect that meeting Colombia’s growing demand for firm energy will become more difficult over time as recent challenges with the construction and operation of a dam near Ituango has made large-scale hydro development more challenging (despite significant untapped hydro resources) and natural gas imports are increasingly required to meet domestic needs due to falling natural gas production in Colombia. We believe we will be able to leverage our underlying hydro business to help the country meet its energy needs by extending the duration of contracts with customers and participating in opportunistic acquisitions and development projects.
Brazil
With the world’s seventh largest population and tenth largest economy, Brazil retains strong long-term growth potential despite the near-term economic challenges. Electricity consumption has sustained an average annual growth rate of approximately 3% over the last 30 years, a trend that is likely to continue in the long-term given that per capita consumption is still less than one-fourth of that in the United States.
Brazil’s generation capacity is expected to increase by 15.5 GW over the past year, reaching a total of 231 GW, with 95% of the expansion coming from solar power (including DG) and wind power plants. The Brazilian energy planning agency projects an average annual demand growth of 3.4% between 2024 and 2034. The agency estimates that approximately 83 GW of additional generation capacity will be needed to meet growing demand. Government planning forecasts suggest that the renewable energy sector will account for 67% of this capacity expansion during the period, further emphasizing the country’s reliance on sustainable energy sources to address its future energy needs.
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
Asia-Pacific
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
Australia
Australia is a market with strong potential for renewable power development with abundant wind and solar resources and a large amount of current energy contribution from fossil fuels (61% in 2023-24). In 2022 the country revised its 2030 emissions reduction target, increasing it to 43% below 2005 levels by 2030, and re-affirmed its 2050 net zero target. To help reach these targets the Australian government is working to implement policies including a A$20 billion investment in the grid to unlock greater penetration of renewable energy, a government revenue underwriting scheme for up to 32 GW of renewable energy and firming capacity and up to a A$3 billion investment to support renewables manufacturing, funding to support the development of the workforce among other commitments to help the country reduce emissions.
South Korea
South Korea is a market with substantial potential for renewable power development with one of the lowest renewables penetration rates. While South Korea’s electricity consumption per capita is one of the highest globally due to its manufacturing industry concentrated economy, renewable energy sources account for less than 6% of its energy mix and fossil fuels account for more than 50%. As Korean manufacturers serve the global economy, they are under strong pressure to use green electricity and such market dynamics strongly support favourable contractual frameworks and commercial terms for renewable energy developers. In line with market needs, the South Korean government is aiming to reduce 40% of carbon emissions by 2030 and achieve carbon neutrality by 2050.
Other Markets
Together with our institutional partners we also own operating assets in Chile. Our interests in X-Elio and Neoen have given us access to a number of new markets. X-Elio's diversified portfolio includes operating and development assets in Mexico, Australia, Italy and Japan, as well as in jurisdictions where we already have an established presence, such as the United States, Spain, Chile, Brazil and Colombia. See “Item 4.B – Business Overview – European Business – X-Elio” above. Additionally, Neoen’s portfolio includes operating and development assets in France, Finland, Sweden, Ireland, Australia, Mexico, El Salvador, Argentina, Jamaica, Zambia, Mozambique, Croatia, Ecuador and Guatemala, as well as in jurisdictions where Brookfield Renewable has existing investments, like Portugal, Italy, Germany and Canada. See “Item 4.B – Business Overview – European Business – Neoen” above.
Other Potential Markets
We are actively monitoring other jurisdictions within or proximate to our core markets in South America, Europe and Asia-Pacific where we see strong potential for renewable power development and investment. Additionally, Brookfield continues to raise funds for the Catalytic Transition Fund, an energy transition fund focused on investments in emerging and developing markets. Brookfield Renewable expects to participate in such fund, which would provide exposure to certain markets that Brookfield Renewable has not historically invested in.
Our Growth Opportunity
We believe that the current environment offers attractive opportunities that we expect will allow us to deploy capital, on an accretive basis, in the following ways:
•Brookfield Renewable’s development pipeline. In addition to growing our business through acquisitions, we intend to pursue organic growth by developing our approximately 200,000 MW development pipeline, including by investing in portfolio companies with established development businesses.
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
•Demand for decarbonization solutions. We believe we can support companies and governments in their efforts to decarbonize, including by investing in energy transition solutions such as distributed generation, carbon capture and storage, eFuels, production process upgrades, service businesses that facilitate the transition to net zero, such as Westinghouse, and resilient infrastructure.
Revenue and Cash Flow Profile
Our portfolio offers high quality cash flows from our technologically and globally diverse business, with the majority derived from hydroelectric assets. Our cash flow profile, which we believe will continue to be stable and predictable, is derived from the combination of long-term, fixed-price, inflation linked contracts, our unique hydro-focused portfolio with a low-cost structure, and a prudent financing strategy focused on non-recourse debt with an investment grade balance sheet. Accordingly, we believe that we have a high degree of predictability in respect of revenue and costs on a per MWh basis.
Our pricing profile is predictable as a result of our long-term PPAs with high quality offtakers. Approximately 70% of our revenues are indexed to inflation and, excluding our Colombia and Brazil hydroelectric portfolios, approximately 90% of our production is contracted, with a weighted average remaining duration of 14 years on a proportionate basis. This, combined with a well-diversified portfolio that reduces variability in our generation volumes, enhances the stability of our cash flow profile.
The majority of our long-term PPAs are with investment-grade rated or creditworthy counterparties. The economic exposure of our contracted generation on a proportionate basis is distributed as follows: power authorities, (33%), distribution companies (23%), industrial users (33%) and Brookfield (11%). On a proportionate basis, Brookfield Renewable has contracted approximately 88% of 2024 generation at an average price of $74 per MWh.
As at December 31, 2024, over the next five years Brookfield Renewable has on average approximately 4,759 GWh on a proportionate basis and 14,174 GWh on a consolidated basis of energy annually that is uncontracted. This positions us well to re-contract in the current favorable environment where we are seeing attractive terms of pricing for power.
The following table presents, on a proportionate basis, revenues, Adjusted EBITDA and Funds From Operations on a segmented basis for the fiscal years ended December 31, 2024, 2023 and 2022.

	Revenues			Adjusted EBITDA(1)			Funds From Operations(1)
(MILLIONS)	2024	2023	2022	2024	2023	2022	2024	2023	2022
Hydroelectric
North America	$932	$1,029	$964	$575	$670	$603	$300	$402	$412
Brazil	208	240	197	151	172	167	130	146	138
Colombia	338	293	273	176	175	201	81	76	117
	1,478	1,562	1,434	902	1,017	971	511	624	667
Wind	629	511	538	631	493	430	484	382	326
Utility-scale solar	416	365	374	464	372	362	349	261	253
Distributed energy & storage	227	241	242	229	180	189	186	133	148
Sustainable solutions	496	147	48	165	61	8	143	52	6
Corporate	—	—	—	17	59	42	(456)	(357)	(395)
Total	$3,246	$2,826	$2,636	$2,408	$2,182	$2,002	$1,217	$1,095	$1,005
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
As at December 31, 2024, our renewable power portfolio benefits from significant hydrology diversification, with assets distributed on 83 river systems in four countries. Our North American and Colombian assets have the ability to store water in reservoirs approximating 23% of their annualized long-term average generation. Most of our assets in Brazil are eligible to benefit from a framework that levelizes generation risk across hydroelectric producers. We believe the ability to store water in reservoirs in North America and Colombia, as well as the benefit from levelized generation in Brazil, allows us to mitigate hydrological fluctuations, optimize production and minimize losses due to outages.
North America. In North America, we generate renewable power revenues primarily through energy sales secured through long-term PPAs with creditworthy counterparties such as government-owned entities or power authorities (including for example, Ontario’s Independent Electricity System Operator, Hydro-Québec, and BC Hydro), load-serving utilities (such as Entergy Louisiana), Brookfield, and industrial and commercial power users (including Amazon, Microsoft and JP Morgan). Our North American renewable power portfolio is largely contracted pursuant to long-term PPAs that are generally structured on an “offtaker” basis without fixed or minimum volume commitments. As a result, we believe we are exposed to minimal risk of having to supply power from the market to customers when we are experiencing low hydrology or wind conditions. Most of our PPAs also provide for an annual price escalation that is typically linked to inflation. We expect Brookfield will, in some cases, have entered into back-to-back power resale agreements for output purchased from Brookfield Renewable. Our North American portfolio has a weighted average remaining contract term of 14 years.
Europe. Our European renewable assets are principally located in Spain, Poland, the United Kingdom, France and Finland. We also have pipelines of development projects located in Germany, Italy, Sweden, Ireland and Portugal. In Spain, our CSP solar assets receive a capacity payment to guarantee a fixed return on investment for operational years. We expect this program allows renewable energy producers like us to recover development costs and obtain a reasonable rate of return on their investment. In Poland, older assets are supported through green certificates. This is a contracted top-up to merchant revenues whereby power suppliers must source green certificates to meet government set quotas for green energy. The onshore wind, offshore wind and solar assets that reached commercial operation in 2024 are remunerated through long-term government contracts for difference (CfD) in Poland. In France, all of our operating assets are supported by government index linked CfD contracts. In Finland, our operational onshore wind assets have long term fixed price contracts with corporates for at least 70% of their total generation. Our European portfolio has a weighted average remaining contract term (or in the case of our Spanish assets, regulatory term) of approximately 18 years.
Colombia. In Colombia, revenues are typically secured through one to ten year bilateral contracts with local distribution companies in the “regulated market” and large industrial users. Isagen’s current long-term contracts’ average term is 5 years. These contracts reduce the exposure of both suppliers and end-users to price volatility in the spot market by fixing the price payable for a given amount of committed energy. Isagen’s PPAs take this approach and its 2024 revenues are approximately 85% contracted.
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
Our Growth Strategy
We expect to continue acquiring long-life clean energy assets on a value basis, focusing on assets that provide stable, long-term contracted cash flows, or, where uncontracted, are located in high-value power markets where we can leverage our commercial capabilities to contract these assets. We combine our global operating, development and transaction execution expertise with our ability to commit capital to transactions in order to secure opportunities at attractive returns for Unitholders. To grow Brookfield Renewable, we maintain a proactive and focused business development program in each of our core markets, augmented by access to Brookfield’s global investment platform that may lead to originating attractive opportunities for investment. We expect that our growth will be focused on the following:
•Acquisitions in new and existing markets. We expect to continue our growth in North America, South America, Europe and Asia-Pacific, where our existing renewable power businesses allow us to efficiently integrate operating or development-stage clean energy assets and capture economies of scale. We also intend to establish an operating presence in new markets that offer attractive opportunities to enhance the geographic diversification of our operations by adding businesses that we can grow over time by investing capital at attractive risk-adjusted returns.
•Development growth. We are scaling up our development activities and intend to continue to grow our business through project development. We are growing by acquiring development-stage projects, acquiring or investing in development platforms, and by building projects from our approximately 200,000 MW development pipeline. In the year ended December 31, 2024, we achieved commercial operation of approximately 7,000 MW of renewable development projects globally, diversified across our key markets and renewable technologies.
•Technology diversification. While we expect to have a strong weighting to hydroelectric generation going forward given our large existing portfolio, we intend to continue to acquire and develop assets using other renewable power technologies that share similar fundamental characteristics to our hydroelectric portfolio of long-life, predictable operating costs and cash flows, and sustainable competitive cost advantages. For example, we have substantially grown our solar, wind, battery storage and distributed energy businesses over the last several years and now have 17,134 MW of utility-scale wind assets, 12,050 MW of utility-scale solar assets and 7,291 of distributed energy and storage in operation. We also have approximately 147,000 MW of combined utility-scale wind and solar capacity, 37,000 MW of battery storage capacity and 11,000 MW of distributed energy capacity in our development pipeline.
•Investing in Decarbonization. We believe that the global trend towards decarbonization will continue to accelerate, leading to increased adoption of renewable and transition technologies. As this occurs, we expect to see increasing opportunities in growing asset classes and technologies and we may invest in these technologies on an opportunistic basis alongside our institutional partners. We have begun making initial incremental investments in emerging transition technologies, such as carbon capture, renewable natural gas, eFuels and recycling. These investments are structured with significant downside protection and discretion over future investment decisions. We also expect to assist companies and governments in their efforts to decarbonize through, for example, investment in greener production processes and energy efficiency technologies or replacement of hydrocarbon based energy capacity with clean technologies.
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
•In 2024, BEP increased its regular quarterly distribution to $0.355 ($1.42 annually) per LP unit commencing with the first quarterly distribution of that year.

•In January 2025, BEP announced an increase in its regular quarterly distribution to $0.373 ($1.492 annually) per LP unit commencing with the first quarterly distribution of 2025.
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
The holders of Series 7 Preferred Units are entitled to receive fixed cumulative preferential cash distributions as and when declared by the board of directors of the Managing General Partner, payable quarterly on the last day of January, April, July and October in each year at an annual rate equal to C$1.375 per unit. A total annual distribution of C$1.375 per Series 7 Preferred Unit was paid in 2024.
The holders of Series 13 Preferred Units are entitled to receive fixed cumulative preferential cash distributions as and when declared by the board of directors of the Managing General Partner, payable quarterly on the last day of January, April, July and October in each year at an annual rate equal to C$1.5125 per unit. A total annual distribution of C$1.5125 per Series 13 Preferred Unit was paid in 2024.

The holders of Series 15 Preferred Units were entitled to receive fixed cumulative preferential cash distributions as and when declared by the board of directors of the Managing General Partner, payable quarterly on the last day of January, April, July and October in each year at an annual rate equal to C$1.4375 per unit. The Series 15 Preferred Units were redeemed in full on April 30, 2024, on which date the final quarterly distribution was paid to holders of Series 15 Preferred Units. A total annual distribution of C$0.71875 per Series 15 Preferred Unit was paid in 2024.
The holders of Series 17 Preferred Units are entitled to receive fixed cumulative preferential cash distributions as and when declared by the board of directors of the Managing General Partner, payable quarterly on the last day of January, April, July and October in each year at an annual rate equal to $1.3125 per unit. A total annual distribution of $1.3125 per Series 17 Preferred Unit was paid in 2024.
The holders of Series 18 Preferred Units are entitled to receive fixed cumulative preferential cash distributions as and when declared by the board of directors of the Managing General Partner, payable quarterly on the last day of January, April, July and October in each year at an annual rate equal to C$1.375 per unit. A total annual distribution of C$1.375 per Series 18 Preferred Unit was paid in 2024.
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
The initial Series 1 Shares dividend was paid on April 30, 2010 for an amount equal to C$0.1834 per share. For the remainder of the initial five-year period commencing on February 1, 2010 and ending on and including April 30, 2015, the holders of Series 1 Shares received fixed cumulative preferential cash dividends, paid quarterly on the last day of January, April, July and October in each year at an annual rate equal to C$1.3125 per share. Following the initial fixed rate period, the dividend rate was reset from 5.25% to 3.355% for the subsequent fixed rate period commencing on May 1, 2015 and ending on and including April 30, 2020. Following the subsequent fixed rate period, the dividend rate was reset from 3.355% to 3.137% for the subsequent fixed rate period commencing on May 1, 2020 and ending on and including April 30, 2025. As a result, a total dividend of C$1.075625 per share was paid in 2015, a total dividend of C$0.83875 per share was paid in each of 2016, 2017, 2018 and 2019, a total dividend of C$0.811501 per share was paid in 2020, and a total dividend of C$0.784252 per share was paid in each of 2021, 2022, 2023 and 2024.
In April 2015, certain holders of Series 1 Shares elected to convert their Series 1 Shares into Series 2 Shares on a one-for-one basis. The holders of Series 2 Shares are entitled to receive floating cumulative preferential cash dividends as and when declared by the board of directors of BRP Equity, payable quarterly on the last day of January, April, July and October in each year at the annual rate calculated for each quarter, of 2.62% over the annual yield on three month Government of Canada treasury bills. A total dividend of C$0.39976 per share was paid in 2015 (the conversion to Series 2 Shares occurred in April and accordingly the total 2015 dividend per share reflects two quarterly dividend payments). A total dividend of C$0.773698 per share was paid in 2016, a total dividend C$0.792786 per share was paid in 2017, a total dividend of C$0.929603 per share was paid in 2018, a total dividend of C$1.062683 per share was paid in 2019, a total dividend of C$0.890679 per share was paid in 2020, a total dividend of C$0.685578 per share was paid in 2021, a total dividend of C$0.85616 per share was paid in 2022, a total dividend of C$1.735919 per share was paid in 2023, and a total dividend of C$1.900092 per share was paid in 2024.
The initial Series 3 Shares dividend was paid on January 31, 2013 for an amount equal to C$0.3375 per share. For the remainder of the initial seven-year period commencing on October 11, 2012 and ending on and including July 31, 2019, the holders of Series 3 Shares received fixed cumulative preferential cash dividends paid quarterly on the last day of January, April, July and October in each year at an annual rate equal to C$1.10 per share. Following the initial fixed rate period, the dividend rate was reset from 4.4% to 4.351% for the subsequent fixed rate period commencing on August 1, 2019 and ending on and including July 31, 2024. Following the subsequent fixed rate period, the dividend rate was reset from 4.351% to 6.519% for the subsequent fixed rate period commencing on

August 1, 2024 and ending on and including July 31, 2029. As a result, a total dividend of C$1.1625 per share was paid in 2013, a total dividend of C$1.10 per share was paid in each of 2014, 2015, 2016, 2017 and 2018, a total dividend of C$1.0969375 per share was paid in 2019, a total dividend of C$1.08775 per share was paid in each of 2020, 2021, 2022 and 2023, and a total dividend of C$1.22325 per share was paid in 2024.
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
About Brookfield
Brookfield Corporation is a leading global investment firm focused on building long-term wealth for institutions and individuals around the world. It has one of the largest pools of discretionary capital globally, which is deployed across its three core businesses – asset management, wealth solutions, and its operating businesses. Through these core businesses, Brookfield Corporation invests in real assets that form the backbone of the global economy to deliver strong risk-adjusted returns to its stakeholders. Over the long term, Brookfield Corporation is focused on delivering 15%+ annualized returns to shareholders. Brookfield’s global alternative asset management business is wholly-owned, directly and indirectly, by Brookfield Asset Management, which is the indirect parent of certain Service Provider entities.
Brookfield Renewable is Brookfield’s primary vehicle through which it will, directly or indirectly, acquire and invest in renewable power and transition assets on a global basis, subject to certain exceptions set out in the Management Services Agreement and Relationship Agreement. We benefit from Brookfield’s reputation and global platform to grow our business.
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
•Growth: We benefit from the strategic advice, transaction origination capabilities and corporate development services of the Service Provider to grow our business. In particular, we benefit from the Service Provider’s renewable power and transition asset acquisition and investment experience focused on our target markets as well as market research capabilities that support evaluating opportunities to grow our business in existing and new markets.
•Funding: The Service Provider recommends and oversees the implementation of funding strategies for our existing business and in connection with our acquisitions and development projects. In doing so, the Service Provider advises upon and assists in the execution of our equity and debt financings. The Service Provider also arranges for our tax planning and the filing of our tax returns.
Competition and Marketing
We operate in various North American, European, South American and Asia-Pacific power markets. The nature and extent of competition we face varies from jurisdiction to jurisdiction. Brookfield Renewable’s main competition in its electricity markets are coal, nuclear, oil and natural gas electricity generators as well as other renewable energy generators who use hydro, wind, geothermal, solar PV and solar DG technologies. The market price of commodities, such as natural gas and coal, are important drivers of energy pricing and competition in most energy markets, especially in North America. We have strong relationships with power authorities, distribution companies, and commercial and industrial customer with whom we deliver tailored power solutions that provide us with leverage when negotiating power purchase contracts.
In North America, our energy marketing activities are managed and performed by our subsidiaries BRTM in the United States and Evolugen Trading and Marketing LP in Canada. These businesses operate 24 hours/day, 365 days/year and our energy marketing business performs transaction execution, risk management, settlement, information technology, regulatory, legal and human resource functions. This business also provides us with valuable market intelligence regarding pricing dynamics, regulatory regimes and market participants and was responsible for the aggregate sale in Canada and the United States of approximately 19 TWh of generation in 2024.
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
Our Approach to Sustainability
Our approach to sustainability is a key part of how we conduct our business as an investor, developer, owner and operator of one of the world’s largest publicly traded platforms for renewable power, sustainable solutions and decarbonization solutions. We believe that strong sustainability principles, practices and performance support creating a resilient business and generating long-term value for our stakeholders.
We integrate sustainability throughout our investment lifecycle, starting with due diligence, through ongoing management and to our exit from the investment. We tailor sustainability due diligence, leveraging our investment and operating expertise and using guidance from the Sustainability Accounting Standards Board. We seek to proactively identify material sustainability risks and opportunities most relevant to the investment and tailor our due diligence work accordingly. After acquiring or investing in an asset, we implement a tailored integration plan that includes material sustainability-related priorities. The management teams within each business are accountable for integrating new investments and managing sustainability risks and opportunities through the investment’s life cycle. Sustainability integration and performance are reviewed centrally on a regular basis through our formal governance processes. Finally, as part of our divestiture process, we outline potential value creation from several different factors, including sustainability considerations.
Environment
Decarbonization is a global goal shared by many governments, corporations and investors. As a leading investor, developer, owner and operator of clean energy, we built our position in this sector over many decades and will leverage our operational expertise to support the multi-decade transition required for global decarbonization. Our clean energy assets already support countries and businesses globally in their decarbonization efforts and we will continue to partner to drive emissions reduction.
We have set an ambition to deliver net-zero emissions across our business by 2050 or sooner and to accelerate the global transition. The ambition is aligned with our strategy and underpinned by the following goals:
•From 2022, develop an additional 21,000 MW of new clean energy capacity by 2030, which would represent a doubling of our operating portfolio to 42,000 MW. In 2024, we developed approximately 7,000 MW of new clean energy capacity, and we have developed approximately 15,000 MW since setting our target. We expect to accomplish the remaining capacity growth by executing on opportunities in our existing development pipeline as well as continuing to pursue acquisitions. See Item 3.D “Risk Factors — Risks Relating to Our Growth Strategy.”
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
We also recognize the importance of reducing the emissions from our own operations and have set interim goals to achieve net zero for Scope 1 & Scope 2 market-based emissions by 2030 across our existing renewable operations. This target is supported by established plans with a primary focus on emissions reductions, including increasing the use of renewable energy to power our assets and offices. In addition, we measure our Scope 3 value chain emissions and continue to work towards setting a Scope 3 target in the future.
We integrate wider environmental considerations, including biodiversity protection and water and waste management, into our decision-making and activities, while striving for continuous improvement in our environmental management system and overall performance. Our engagement and collaboration with stakeholders, including communities, Indigenous peoples, local agencies and environmental NGOs, enhance our understanding of ecosystems, the potential environmental impacts of our facilities and the development of associated management plans.

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
In 2024, we issued approximately $6.5 billion of green financings at both the corporate and project levels. This brought our aggregate green issuances to approximately $21.5 billion, as of December 31, 2024. In January 2024, we updated our Green Financing Framework which received a medium green overall rating by second-party opinion provider S&P, with all of our eligible investment categories receiving medium or dark green classifications under S&P’s Shade of Green methodology. All of our project-level green bonds received over 90 out of 100 Green Evaluation scores from S&P. S&P cited that Brookfield Renewable’s environmental stewardship, commitment to renewable power and use of proceeds towards renewable power generation contributed to this top score.
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
Across our value chain, we strive to build strong relationships with our community partners. We proactively engage with communities and strive to create shared value. We believe having transparent and well-established relationships with local stakeholders is key to successfully developing and operating our facilities. When considering investing in or building a new facility, we conduct assessments and due diligence to identify local stakeholders. Stakeholders can include communities, Indigenous groups, landowners, business owners, municipalities, recreational organizations, NGOs or others potentially affected by or interested in our operations. We consult and work proactively with local stakeholders to consider their interests in our decision-making, developments and operations.
We are dedicated to treating stakeholders, including employees, customers, suppliers, and the communities in which we operate with dignity and respect. Our human rights policy and associated programs include adhering to all laws and regulations that apply to our operations regarding fair labor and employment conditions and making efforts within our business to enhance our due diligence, key contract terms, policies, procedures and collaboration with respect to our human rights and the supply chain. Our commitment to human rights is integrated throughout our decision-making and operations.
Governance
We maintain high ethical standards across our organization, key elements of which include our Code of Business Conduct and Ethics, Anti-Bribery and Anti-Corruption Policy, a whistleblower hotline, and supporting controls and procedures. To ensure best practices are adopted by our contractors, we have established a Vendor Code of Conduct to better ensure that our contractors’ values, priorities and business practices are aligned with our own. The standards set by these policies are designed to meet or exceed applicable law and regulation. We recognize the importance of transparently reporting our sustainability programs and our ESG progress to stakeholders including our investors. As such, we began publishing an annual sustainability report in 2020 detailing how we embed sustainability considerations into our business and also continue to report in alignment with the recommendations of the Taskforce on Climate-related Financial Disclosures.
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
•Regional Business and Portfolio Company Leads: The Chief Executive Officers of our regional businesses and portfolio companies implement local objectives within their business and are accountable for sustainability performance.
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
A proactive and focused approach continuing to build upon our high sustainability standards creates value in our business. The initiatives we undertake and the investments we make in building our business are guided by value-enhancement as well as our core set of principles around sustainability, as we create a culture and organization that we believe can be successful today and in the future. For a discussion of the individuals from Brookfield’s management team that are expected to be involved in our business, see Item 6.A. “Directors and Senior Management — Our Management”. Also see Item 3.D “Risk Factors — Risks Relating to Our Operations and Our Industry — New regulatory initiatives related to sustainability, ESG and/or changing market perception of our businesses could adversely impact our business.”

4.C    ORGANIZATIONAL STRUCTURE
Organizational Chart
The simplified chart below presents a summary of our ownership and organizational structure. Please note that on this chart all interests are 100% unless otherwise indicated. “GP Interest” denotes a general partnership interest and “LP Interest” denotes a limited partnership interest. BEP’s sole material assets are an approximate 59% LP Interest in BRELP and preferred limited partnership interests in BRELP. The Brookfield Holders, collectively, indirectly hold the remaining 40% LP Interest in BRELP, a 26% LP Interest in BEP and a 0.01% and 1% GP Interest in BEP and BRELP, respectively, for an aggregate indirect ownership interest in BEP of approximately 48% on a fully-exchanged basis, assuming the exchange of all of the outstanding Redeemable/Exchangeable partnership units, BEPC exchangeable shares and class A.2 exchangeable shares. For more details on the exchange mechanism, see Item 10.B “Memorandum and Articles of Association — Description of the Amended and Restated Limited Partnership Agreement of BRELP — Redemption-Exchange Mechanism”. Brookfield’s indirect 1% GP Interest in BRELP entitles it to receive incentive distributions linked to the growth of BRELP’s distributions. This simplified chart should be read in conjunction with the explanation of our ownership and organizational structure below and the information included under Item 6.A “Directors and Senior Management” and Item 7. “Major Shareholders and Related Party Transactions”.

Brookfield Corporation (3)(10)
Service Provider (8)
100% of class A.2 exchangeable shares
26% LP Interest (2)
0.01% GP Interest (1)
74% LP Interest (2)
Public (Holder of LP Units)
40% Redeemable/Exchangeable Partnership LP Interest (2)
BROOKFIELD RENEWABLE PARTNERS L.P. (5)(6)(9)(10) ("BEP") Bermuda
Public (Preferred Unitholders)
59% Interest (2)
Brookfield Renewable Energy L.P. (2)(5)(6)(7)(9) ("BRELP") Bermuda
Public (Perpetual Noteholders)
Public (Holders of BEPC exchangeable shares)
Brookfield BRP Holdings (Canada) Inc. (5)(7)(10)(11) and other Holding Entities (4)(5)(6)(7)
Ontario
Brookfield Renewable Corporation (10) ("BEPC") British Columbia
100% of class B shares
100% of class A.1 exchangeable shares and 33 1/3% of BRHC class B shares
Public (Bondholders)
Public (Preferred Shareholders)
66 2/3% of BRHC class B shares and 100% of class C shares
Brookfield Renewable Holdings Corporation (11) ("BRHC") British Columbia
Brookfield Renewable Partners ULC Alberta
Brookfield Renewable Power Preferred Equity Inc. Canada

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
(3)    As of February 21, 2025, the Brookfield Holders, collectively, own approximately 48% of BEP on a fully-exchanged basis, assuming the exchange of all of the outstanding Redeemable/Exchangeable partnership units, all of the outstanding BEPC exchangeable shares and all of the outstanding class A.2 exchangeable shares.
(4)    Brookfield has provided an aggregate of $5 million of working capital to certain Holding Entities through a subscription for shares. See Item 4.C “Organizational Structure – BRELP and the Holding Entities”.

(5)    Canadian Bond Guarantors and Preference Share Guarantors.
(6)    Perpetual Note Guarantors.
(7)    Preferred Unit Guarantors.
(8)    Certain wholly-owned subsidiaries of the Asset Management Company, which is wholly-owned, directly and indirectly, by Brookfield Asset Management, are Service Provider entities and provide services to the Service Recipients.
(9)    BEP has voting control of BRELP by way of a voting agreement. See Item 7.B “Related Party Transactions – Voting Agreement”.
(10)    As of February 21, 2025, BEP owns all of the BEPC class B shares. The BEPC exchangeable shares and BEPC class B shares hold 25% and 75%, respectively, of the aggregate voting interests in BEPC. If the maximum permitted number of class A.2 exchangeable shares held by Brookfield Corporation were exchanged into BEPC exchangeable shares, the Brookfield Holders and BEP would collectively hold an approximately 79% voting interest in BEPC though their ownership of BEPC exchangeable shares and BEPC class B shares. See Item 10.B “Memorandum and Articles of Association – BEPC”.
(11)    The share capital of BRHC is comprised of class A.1 exchangeable shares, class A.2 exchangeable shares, class B shares and class C shares. BEPC owns all of the class A.1 exchangeable shares, which hold an aggregate 25% voting interest in BRHC. Brookfield holds all of the class A.2 exchangeable shares, which are non-voting. The class B shares hold an aggregate 75% voting interest in BRHC and are held 66 2/3% by a subsidiary of BEP and 33 1/3% by BEPC. The class C shares are non-voting and are held by a subsidiary of BEP. Through their respective ownership of class A.1 exchangeable shares and BRHC class B shares, BEP and BEPC each hold a 50% voting interest in BRHC.
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
The Asset Management Company
Certain wholly-owned subsidiaries of the Asset Management Company, which is wholly-owned, directly and indirectly, by Brookfield Asset Management, provide services to the Service Recipients. See Item 4.B “Business Overview — About Brookfield” and Item 6.A “Directors and Senior Management — Our Master Services Agreement” for more information on Brookfield and these arrangements.
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
Brookfield Renewable Corporation
BEPC and BRHC are Canadian corporations incorporated on October 3, 2024 and September 9, 2019, respectively, under the laws of British Columbia. BEPC was established to be an alternative investment vehicle for investors who prefer owning securities through a corporate structure. BEPC exchangeable shares are listed on the TSX and the NYSE under the symbol “BEPC”. While BRHC’s operations are primarily located in the United States, South America and Europe, shareholders of BEPC, in economic terms, have exposure to all regions that BEP operates in as a result of the exchange feature attached to the BEPC exchangeable shares, whereby BEPC has the option to meet an exchange request by delivering cash or an LP unit. We believe economic equivalence is achievable through identical dividends and distributions on the BEPC exchangeable shares and LP units and each BEPC exchangeable share being exchangeable at the option of the holder for one LP unit at any time. Given the intended economic equivalence, we expect that the market price of BEPC exchangeable shares will be impacted by the market price of the LP units and the combined business performance of Brookfield Renewable as a whole.

On December 24, 2024, the partnership, BRHC and BEPC completed the Arrangement pursuant to which (i) holders of class A exchangeable subordinate voting shares of BRHC, other than Brookfield, received BEPC exchangeable shares in exchange for their class A exchangeable subordinate voting shares of BRHC on a one-for-one basis; (ii) Brookfield transferred their class A exchangeable subordinate voting shares of BRHC to BEPC in exchange for class A.2 exchangeable shares on a one-for-one basis; (iii) the class A exchangeable subordinate voting shares of BRHC were delisted; and (iv) the exchangeable shares of BEPC were listed on the NYSE and the TSX.
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
Canadian Finco
Canadian Finco is an indirect wholly-owned subsidiary of BEP incorporated under the ABCA on September 14, 2011. Other than approximately C$4.5 billion aggregate principal amount of publicly issued Canadian Bonds and notes and a receivable from an indirect wholly-owned subsidiary of BEP, Canadian Finco has no significant assets or liabilities, no subsidiaries and no operations of its own. The Canadian Bonds are guaranteed by the Canadian Bond Guarantors.

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
The Canadian Bonds (other than the Series 15, Series 16 and Series 17 notes, Series 18 notes and the December 2024 hybrid notes described below) are governed under the 2011 Bond Indenture and the Series 15, Series 16, Series 17 and Series 18 notes and the December 2024 hybrid notes described below are governed under the 2021 Bond Indenture. All Canadian Bonds are guaranteed by BEP and the other Canadian Bond Guarantors as described below under “— 2021 Bond Indenture and Guarantees”. The Canadian Bonds consist of the following fixed rate medium-term notes:

Medium-term notes	Maturity	Interest Rate	Principal Amount as at December 31, 2024 (in millions)
Series 4 (C$150 million)	2036	5.84%	C$150 million
Series 9 (C$400 million)	2025	3.75%	C$400 million
Series 10 (C$500 million)	2027	3.63%	C$500 million
Series 11 (C$475 million)	2029	4.25%	C$475 million
Series 12 (C$475 million)	2030	3.38%	C$475 million
Series 13 (C$300 million)	2049	4.29%	C$300 million
Series 14 (C$425 million)	2050	3.33%	C$425 million
Series 15 (C$400 million)	2032	5.88%	C$400 million
Series 16 (C$400 million)	2033	5.29%	C$400 million
Series 17 (C$500 million)	2054	5.32%	C$500 million
Series 18 (C$300 million)	2034	4.96%	C$300 million
Additionally, in December 2024, Canadian Finco issued C$200 million of fixed-to-fixed reset rate green subordinated hybrid notes with an initial fixed rate of 5.450%. The hybrid notes are fully and unconditionally guaranteed by BEP and the other Canadian Bond Guarantors. The hybrid notes are governed under the 2021 Bond Indenture.
Bond Indentures and Guarantees
2011 Bond Indenture and Guarantees
The 2011 Bond Indenture provides for the issuance of one or more series of unsecured debentures or notes of Canadian Finco, a wholly-owned subsidiary of BEP, by way of supplemental indentures. The 2011 Bond Indenture amends and restates the trust indenture dated December 16, 2004, as amended, supplemented or restated, between Brookfield, Bank of New York Mellon and BNY Trust Company of Canada (the “Original Bond Indenture”). The 2011 Bond Indenture provided for Canadian Finco to assume Brookfield’s obligations in respect of the Series 3 and Series 4 notes issued under supplemental indentures to the Original Bond Indenture. The Amended and Restated Second Supplemental Indenture to the Original Bond Indenture, dated October 27, 2006, provides for the issue of C$150 million aggregate principal amount of Series 4 medium-term notes. The Ninth Supplemental Indenture, dated March 6, 2015, provides for the issue of C$400 million aggregate principal amount of Series 9 notes. The Tenth Supplemental Indenture, dated August 12, 2016, provides for the issue of C$500 million aggregate principal amount of Series 10 notes. The Eleventh Supplemental Indenture, dated September 20, 2018, provides for the issue of C$475 million aggregate principal amount of Series 11 medium-term notes. The Twelfth Supplemental Indenture, dated September 13, 2019, provides for the issue of C$475 million aggregate principal amount of Series 12 notes. The Thirteenth Supplemental Indenture, dated September 13, 2019, provides for the issue of C$300 million aggregate principal amount of Series 13 notes. The Fourteenth Supplemental Indenture, dated August 13, 2020, provides for the issue of C$425 million aggregate principal amount of Series 14 notes. BEP and the other Canadian Bond Guarantors have unconditionally guaranteed the payment of the principal of, premium, if any, and interest on all debentures issued by Canadian Finco under the 2011 Bond Indenture from time to time and all other obligations and liabilities owing by Canadian Finco to the trustee under the 2011 Bond Indenture. Pursuant to the guarantees, each of the Canadian Bond Guarantors has agreed to not enter into any transaction whereby all or substantially all of the undertaking, property and assets of the Canadian Bond Guarantor would become the property of any other person unless the other person assumed the obligations of the Canadian Bond Guarantor under the guarantee and certain other conditions are met or unless the transaction is between or among any one or more of Canadian Finco, the Canadian Bond Guarantor, another Canadian Bond Guarantor and/or any subsidiary of any of them.
2021 Bond Indenture and Guarantees
The 2021 Bond Indenture provides for the issuance of one or more series of unsecured debentures or notes of Canadian Finco, a wholly-owned subsidiary of BEP, by way of supplemental indentures. The First Supplemental Indenture, dated November 9, 2022, provides for the issue of C$400 million aggregate principal amount of Series 15 notes. The Second Supplemental Indenture, dated March 29, 2023, provides for the issue of C$400 million aggregate principal amount of Series 16 notes. The Third Supplemental Indenture, dated January 10, 2024, provides for the issue of C$500 million aggregate principal amount of Series 17 notes. The Fourth Supplemental Indenture, dated July 17, 2024, provides for the issue of C$300 million aggregate principal amount of Series 18 notes. The Fifth Supplemental Indenture, dated December 12, 2024, provides for the issue of C$200 million aggregate principal amount of fixed-to-fixed reset rate green subordinated hybrid notes. Pursuant to the guarantees, each of the Canadian Bond Guarantors has agreed to not enter into any transaction whereby all or substantially all of the undertaking, property and assets of the Canadian Bond Guarantor would become the property of any other person unless the other person assumed the obligations of the Canadian Bond Guarantor under the guarantee and certain other conditions are met or unless the transaction is between or among any one or more of Canadian Finco, the Canadian Bond Guarantor, another Canadian Bond Guarantor and/or any subsidiary of any of them.
NA Holdco
NA Holdco is an indirect wholly-owned subsidiary of BEP incorporated under the Business Corporations Act (Ontario) on March 8, 2011. In April 2021, NA Holdco issued $350 million of green Series 1 Perpetual Notes at a fixed rate of 4.625% per annum. In December 2021, NA Holdco issued $260 million of green Series 2 Perpetual Notes at a fixed rate of 4.875% per annum. In March 2024, NA Holdco issued $150 million of green Series 3 Perpetual Notes at a fixed rate of 7.250% per annum. The Series 1 Perpetual Notes, Series 2 Perpetual Notes and Series 3 Perpetual Notes were issued pursuant to the first supplemental indenture, dated April 15, 2021, the second supplemental indenture, dated December 9, 2021, and the third supplemental indenture, dated March 25, 2024, in each case, to the indenture, as of April 15, 2021, by and among NA Holdco, the Perpetual Note Guarantors and Computershare Trust Company, N.A., as trustee (as supplemented by the applicable supplemental indenture, the “Perpetual Notes Indenture”). The Perpetual Notes permit the deferral of interest at the discretion of NA Holdco; however, if NA Holdco has deferred interest then under the terms of the Perpetual Notes Indenture, BEP is restricted on paying distributions on its LP units as well as its Preferred Units, and from paying interest on certain indebtedness. The Series 1 Perpetual Notes, the Series 2 Perpetual Notes and the Series 3 Perpetual Notes are redeemable at NA Holdco’s option on or after April 30, 2026, December 9, 2026, and March 25, 2029 respectively. The Perpetual Notes are also redeemable in connection with certain ratings and tax events. The proceeds of the Perpetual Notes have been and will be used to finance and/or refinance investments made in renewable power generation assets or businesses and to support the development of clean energy technologies that constitute eligible green investments, including, in the case of the Series 1 Perpetual Notes, redemption of the Series 9 Preferred Units, in the case of the Series 2 Perpetual Notes (1) the redemption of the Series 5 Preferred Units, and (2) the redemption of the Series 11 Preferred Units, and in the case of the Series 3 Perpetual Notes, redemption of the Series 15 Preferred Units.
In addition to the approximately $760 million aggregate principal amount of publicly issued Perpetual Notes, NA Holdco indirectly holds most of Brookfield Renewable’s North American operating assets as well as its interest in BEPC. The Perpetual Notes are guaranteed by the Perpetual Note Guarantors.

Inter-Corporate Relationships
The following table provides the name, the percentage of voting securities owned, controlled or directed, directly or indirectly, by us, and the jurisdiction of incorporation, continuance, formation or organization of our significant subsidiaries as at December 31, 2024.

	Jurisdiction of Incorporation or Organization	Percentage of voting securities owned or controlled (%)
BP Brazil US Subco LLC	Delaware	100
Brookfield BRP Canada Corp.	Ontario	100
Brookfield BRP Europe Holdings (Bermuda) Limited	Bermuda	100
Brookfield Power US Holding America Co.	Delaware	100
Isagen S.A. E.S.P.(1)	Colombia	99.7
TerraForm Power Parent, LLC(1)	New York	100
Neoen S.A.(1)(2)	France	53
(1)Voting control held, in whole or in part, through voting agreements with Brookfield
(2)As of December 31, 2024. As of the date of this Form 20-F, the Partnership owns or controls approximately 85% of voting securities on an as converted basis.

4.D    PROPERTY, PLANT AND EQUIPMENT
BEP’s registered and head office is located at 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda. BEP does not directly own any real property and its sole material asset is an approximate 59% limited partnership interest in BRELP and preferred limited partnership interests in BRELP. See also the information contained in this Form 20-F under Item 3.D “Risk Factors—Risks Relating to Our Operations and the Renewable Power Industry” and Item 5. “Operating and Financial Review and Prospects”.
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
Certain comparative figures have been reclassified to conform to the current year’s presentation.

Organization of Management’s Discussion and Analysis

PART 1 – 2024 HIGHLIGHTS

YEAR ENDED DECEMBER 31 (MILLIONS, EXCEPT AS NOTED)	2024	2023
Selected financial information
Revenues	$5,876	$5,038
Net (loss) attributable to Unitholders(1)	(464)	(100)
Basic and diluted net loss per LP unit(2)	(0.89)	(0.32)
Proportionate Adjusted EBITDA(3)	2,408	2,182
Funds From Operations(3)	1,217	1,095
Funds From Operations per Unit(3)(4)	1.83	1.67
Distribution per LP unit	1.42	1.35

Operational information
Capacity (MW)	46,211	32,949
Total generation (GWh)
Long-term average generation	94,339	75,584
Actual generation	80,842	69,704

Proportionate generation (GWh)
Actual Renewable generation	30,947	29,082
(1)Includes $255 million loss attributed to Limited Partner equity, $160 million loss attributed to BEPC exchangeable shares and class A.2 exchangeable shares, $174 million loss attributed to Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield, and $125 million income attributed to General partnership interest in a holding subsidiary held by Brookfield.
(2)Average LP units for the year ended December 31, 2024 were 285.5 million (2023: 282.4 million).
(3)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure, see “Part 4 - Financial Performance Review on Proportionate Information - Reconciliation of Non-IFRS Measures” and “Part 10 - Cautionary Statements”.
(4)Average Units outstanding for the year ended December 31, 2024 were 663.6 million (2023: 657.1 million), being inclusive of our LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and class A.2 exchangeable shares and GP interest.

AS AT DECEMBER 31 (MILLIONS, EXCEPT AS NOTED)	December 31, 2024	December 31, 2023
Liquidity and Capital Resources
Available liquidity	$4,320	$4,121
Debt to capitalization – Corporate	15%	12%
Debt to capitalization – Consolidated	40%	40%
Non-recourse borrowings as a percentage of total borrowings – Consolidated	91%	91%
Fixed rate debt exposure on a proportionate basis(1)	95%	96%
Corporate borrowings
Average debt term to maturity	12 years	10 years
Average interest rate	4.5%	4.3%
Non-recourse borrowings on a proportionate basis
Average debt term to maturity	11 years	12 years
Average interest rate	5.4%	5.4%
(1)Total floating rate exposure is 13% (2023: 12%) of which 13% (2023: 8%) is related to floating rate debt exposure of certain regions-outside of North America and Europe due to the high cost of hedging associated with those regions.

Operations
Funds From Operations of $1,217 million or $1.83 on a per Unit basis is higher than the prior year driven by:
•Contributions from growth, including almost 7,000 MW of new development projects reaching commercial operation in the past 12 months;
•Strong all-in pricing across most of our fleet; and
•High asset availability across our portfolio
After deducting non-cash depreciation, foreign exchange and derivative gains or losses and other, net loss attributable to Unitholders was $464 million or $0.89 per LP unit, compared to net loss attributable to Unitholders of $100 million or $0.32 per LP unit in the prior year.
Refer to Part 2 - Financial Performance Review on Consolidated Information in this Management’s Discussion and Analysis for details on consolidated statements of income (loss).
We continue to be the partner of choice to procure clean power:
•In 2024, we advanced commercial priorities, signing contracts to deliver an incremental ~19,000 GWh per year of generation to our partners
•We also signed the landmark renewable energy framework agreement with Microsoft to deliver over 10.5 GW of clean energy capacity between 2026 and 2030 and are on track to not only meet, but exceed our delivery targets.
Growth and Development
During the year, together with our institutional partners, we have deployed, or committed to deploy $12.5 billion ($1.8 billion net to Brookfield Renewable) into growth, further diversifying our business, marking our largest year for investment ever.
We continued to accelerate our development activities
•Our development pipeline now stands at approximately 200,000 MW and our pace of commissioning projects is nearly 7,000 MW a year and we are on track to reach a ~10,000 MW run rate per annum by 2027.
Liquidity and Capital Resources
Our best-in-class balance sheet with investment grade BBB+ credit rating and access to diverse sources of capital continues to differentiate our business.
•We finished the year with over $4.3 billion of available liquidity. Our diverse and robust funding model and continued commitment to sizing debt on investment grade metrics has positioned us to opportunistically deploy scale capital
•We successfully completed nearly $27 billion in financings in 2024, a record for our business, opportunistically extending average maturities and optimizing our portfolio's capital structure, including executing $800 million of upfinancings
•In the fourth quarter we took advantage of favorable market conditions and issued C$200 million of green subordinated hybrid notes at 5.45%. The reset spread on the notes was the lowest ever achieved in the Canadian corporate hybrid market and had the lowest coupon since the start of 2022 for this type of note
Together with our institutional partners, we completed or reached agreements in 2024 to sell assets generating $2.8 billion (over $1 billion net to Brookfield Renewable) at average returns of approximately 25% IRR, or nearly double our return targets to fund future growth for the business in 2025, including:
•Closed the sale of a renewable platform with 682 MW of wind, 63 MW of solar and a 1.6 GW development pipeline, across Portugal and Spain, and the partial sale of an 845 MW portfolio of wind assets in the U.S.
•Signed agreements to sell our interest in a joint venture with over 2 GW of pumped storage capacity in the U.K. and a ~1.6 GW portfolio of operating and under construction wind and solar assets in India

PART 2 – FINANCIAL PERFORMANCE REVIEW ON CONSOLIDATED INFORMATION
The following table reflects key financial data for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2024	2023	2022
Revenues	$5,876	$5,038	$4,711
Direct operating costs	(2,580)	(1,933)	(1,434)
Management service costs	(204)	(205)	(243)
Interest expense	(1,988)	(1,627)	(1,224)
Depreciation	(2,010)	(1,852)	(1,583)
Income tax recovery	191	48	2
Net (loss) income	(9)	616	138
	Average FX rates to USD
C$	1.37	1.35	1.30
	€0.92	0.92	0.95
R$	5.39	4.99	5.16
COP	4,071	4,328	4,253
Current Year Variance Analysis (2024 vs 2023)
Revenues totaling $5,876 million represents an increase of $838 million compared to prior year due to the growth of our business, inflation escalation on contracted generation and high asset availability. Recently acquired and commissioned facilities contributed 14,376 GWh of generation and $764 million of revenues, which was partially offset by recently completed asset sales that reduced generation by 900 GWh and revenues by $80 million. On a same store, constant currency basis, revenues increased by $142 million as the benefits from inflation escalation on our contracted generation in Canada, Brazil and Colombia and stronger generation at our wind and solar portfolios were offset by lower resources at our hydroelectric portfolio.
The strengthening of the Colombian peso relative to the U.S. dollar compared to the prior year was offset by the relative weakening of the Brazilian real and Canadian dollar and increased revenues by $12 million offset by a $32 million unfavorable impact on our operating and interest expenses.
Direct operating costs totaled $2,580 million representing an increase of $647 million compared to prior year due primarily to additional costs from our recently acquired and commissioned facilities, higher power purchases in Colombia, which are passed through to our customers, and the above noted foreign exchange fluctuations partly offset by our recently completed asset sales.
Management service costs totaled $204 million representing a decrease of $1 million compared to prior year.
Interest expense totaling $1,988 million represents an increase of $361 million compared to prior year due to recent acquisitions, financing initiatives to fund development activities and the above noted foreign exchange fluctuations.
Depreciation expense totaling $2,010 million represents an increase of $158 million compared to prior year due to the growth of our business and the strengthening of the Colombian peso relative to the U.S. dollar.
Net loss totaling $9 million represents a decrease of $625 million compared to prior year due to the above noted items and other income relating to non-recurring items that benefited the prior year.

Prior Year Variance Analysis (2023 vs 2022)
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
Management service costs totaling $205 million represent a decrease of $38 million compared to prior year.
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
Net income totaling $616 million represents an increase of $478 million compared to prior year due to the above noted items, other income relating to non-recurring items and a gain on sale of non-core wind assets.

PART 3 – ADDITIONAL CONSOLIDATED FINANCIAL INFORMATION
SUMMARY CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
The following table provides a summary of the key line items on the audited annual consolidated statements of financial position as at December 31:

(MILLIONS)	2024	2023
Current assets	$8,835	$4,610
Equity-accounted investments	2,740	2,546
Property, plant and equipment, at fair value	73,475	64,005
Assets held for sale	2,049	—
Total assets	94,809	76,128
Corporate borrowings	3,802	2,833
Non-recourse borrowings	30,588	26,869
Deferred income tax liabilities	8,439	7,174
Liabilities directly associated with assets held for sale	1,036	—
Total liabilities and equity	94,809	76,128
	FX rates to USD
C$	1.44	1.33
	€0.97	0.91
R$	6.19	4.84
COP	4,409	3,822
Property, plant and equipment
Property, plant and equipment totaled $73.5 billion as at December 31, 2024 compared to $64.0 billion as at December 31, 2023 representing an increase of $9.5 billion. Acquisitions during the year, including a 53% controlling stake in Neoen, a 74% controlling stake in a leading wind-focused commercial and industrial renewable business in India and a fully integrated distributed generation focused renewable platform in South Korea increased property, plant and equipment by $7.5 billion. Our continued investment in the development of power generating assets increased property plant and equipment by $4.2 billion. Our annual revaluation which recognized the benefit of higher power prices across select markets and the expected growth in demand for renewable power increased property, plant and equipment by $5.3 billion. These increases were partly offset by dispositions and assets classified as held for sale that decreased property, plant and equipment by $2.2 billion, the strengthening of the U.S. dollar versus most currencies that decreased property, plant and equipment by $3.3 billion and depreciation expense that decreased property, plant and equipment by $2.0 billion.
Assets held for sale and Liabilities directly associated with assets held for sale
Assets held for sale and Liabilities directly associated with assets held for sale totaled $2,049 million and $1,036 million, respectively, as at December 31, 2024 and comprised of a 25% interest in 2 GW of pumped storage facilities in the U.K., a 30 MW biomass facility in Brazil and a 1,004 MW portfolio of wind and solar assets in India. Assets held for sale also include a 650 MW portfolio of wind and solar assets in Australia that were classified as held for sale upon the acquisition of Neoen.

RELATED PARTY TRANSACTIONS
Brookfield Renewable's related party transactions are in the normal course of business and are recorded at the exchange amount. Brookfield Renewable's related party transactions are primarily with Brookfield Corporation.
Brookfield Renewable sells electricity to Brookfield through a single long-term PPA across Brookfield Renewable’s New York hydroelectric facilities. Brookfield will support the price that Brookfield Renewable receives for energy generated by certain facilities in the United States.
In 2011, on formation of Brookfield Renewable, Brookfield transferred certain development projects to Brookfield Renewable for no upfront consideration but is entitled to receive variable consideration on commercial operation or sale of these projects.
Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control of the entities that own certain renewable power generating facilities. Brookfield Renewable has also entered into voting agreements with its consortium partners in respect of both the Colombian business and Neoen. The voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.
Brookfield Renewable participates with institutional partners in Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV, Brookfield Infrastructure Fund V, Brookfield Global Transition Fund I, Brookfield Global Transition Fund II, and Brookfield Infrastructure Debt Fund (“Private Funds”), each of which is a Brookfield sponsored fund, and in connection therewith, Brookfield Renewable, together with our institutional partners, has access to financing using the Private Funds’ credit facilities.
From time to time, in order to facilitate investment activities in a timely and efficient manner, Brookfield Renewable will fund deposits or incur other costs and expenses (including by use of loan facilities to consummate, support, guarantee or issue letters of credit) in respect of an investment that ultimately will be shared with or made entirely by Brookfield sponsored vehicles, consortiums and/or partnerships (including private funds, joint ventures and similar arrangements), Brookfield Renewable, or by a co-investor.
Brookfield Corporation has provided a $400 million committed unsecured revolving credit facility maturing in December 2029 and the draws bear interest at the Secured Overnight Financing Rate plus a margin. During the current period, there were no draws on the committed unsecured revolving credit facility provided by Brookfield Corporation. Brookfield Corporation may from time to time place funds on deposit with Brookfield Renewable which are repayable on demand including any interest accrued. There were nil funds placed on deposit with Brookfield Renewable as at December 31, 2024 (2023: nil). The interest expense on the Brookfield Corporation credit facility and deposit for the year ended December 31, 2024 totaled nil (2023: nil and 2022: nil)
During the fourth quarter of 2024, Brookfield Renewable, together with its institutional partners, completed the sale of a 50% interest in a 845 MW portfolio of wind assets in the U.S. for approximately $380 million (approximately $95 million net to Brookfield Renewable), of which a 25% interest was sold to an affiliate of Brookfield at a value equivalent to the third party that acquired the other 25% interest in the portfolio. Brookfield Renewable will maintain control of the portfolio subsequent to the partial sale.
During the year ended December 31, 2024, Brookfield Renewable, together with its institutional partners, completed the sale of a 95 MW under construction utility-scale solar development in Germany to an affiliate of Brookfield. As a result of the sale, a gain on disposition of $23 million ($5 million net to Brookfield Renewable) was recorded within Other Income in the consolidated statement of income (loss).
Brookfield Renewable from time to time may enter into agreements with Brookfield and its subsidiaries to transfer income tax credits generated by renewable energy projects. These agreements are typically entered into at market rates. During the year ended December 31, 2024, Brookfield Renewable transferred $131 million (2023: nil) of income tax credits to Brookfield and its subsidiaries.

From time to time Brookfield Wealth Solutions and its related entities may participate in capital raises undertaken by Brookfield Renewable. Brookfield Wealth Solutions frequently participates alongside market participants at market rates and as at December 31, 2024, $65 million of non-recourse borrowings (2023: $101 million) and $7 million of corporate borrowings (2023: $8 million) were due to Brookfield Wealth Solutions. Brookfield Wealth Solutions has also subscribed to tax equity financing of $1 million (2023: $2 million) and preferred limited partners equity of $10 million (2023: $11 million). As at December 31, 2024, Brookfield Renewable had $348 million (2023: $450 million) of borrowings from Brookfield Wealth Solutions classified as due to related party.
On December 24, 2024, Brookfield Renewable, Brookfield Renewable Holdings Corporation (“BRHC”) and BEPC completed an arrangement (the “Arrangement”), pursuant to which 1505127 B.C. Ltd. (which was renamed Brookfield Renewable Corporation) became the “successor issuer” (as defined in NI 44-101) to the former BEPC, which was renamed Brookfield Renewable Holdings Corporation and BRHC’s class A exchangeable subordinate voting shares were delisted. The purpose of the Arrangement was to allow Brookfield Renewable to maintain the benefits of its business structure, while addressing proposed amendments to the Income Tax Act (Canada) that were expected to result in additional costs to BEPC if no action was taken. In connection with the Arrangement, among other things, (i) holders of class A exchangeable subordinate voting shares of BRHC, other than Brookfield, received BEPC exchangeable shares in exchange for their class A exchangeable subordinate voting shares of BRHC on a one-for-onebasis; (ii) Brookfield transferred their class A exchangeable subordinate voting shares of BRHC to BEPC in exchange for class A.2 exchangeable shares on a one-for-one basis; (iii) the class A exchangeable subordinate voting shares of BRHC were delisted; (iv) the exchangeable shares of BEPC were listed on the NYSE and the TSX; (v) Brookfield Renewable transferred 55 class B shares of BRHC to BEPC in exchange for 55 class B shares of BEPC; and (vi) 43,605 class B shares of BEPC were issued to Brookfield Renewable in exchange for $1 million. The class A.2 exchangeable shares are exchangeable by Brookfield into BEPC exchangeable shares (subject to an ownership cap that limits the exchange by Brookfield of class A.2 exchangeable shares such that exchanges by Brookfield may not result in Brookfield owning 9.5% or more of the aggregate fair market value of all issued and outstanding shares of BEPC) or LP units on a one-for-one basis.
In addition, our company has executed, amended, or terminated other agreements with Brookfield that are described in Note 29 – Related party transactions in our audited annual consolidated financial statements. For a description of certain of our agreements with Brookfield, please see Item 7.B “Related Party Transactions” in our Form 20-F for the annual period ended December 31, 2024.

The following table reflects the related party agreements and transactions in the audited annual consolidated statements of income (loss), for the year ended December 31:

(MILLIONS)	2024	2023	2022
Revenues
Power purchase and revenue agreements	$—	$14	$21

Other income
Gain on disposition	$23	$—	$—
Distribution income	3	8	—
	$26	$8	$—

Direct operating costs
Energy marketing fee and other services	$(12)	$(5)	$(1)

Interest expense
Borrowings	$(63)	$(35)	$—
Contract balance accretion	(30)	(26)	(20)
	$(93)	$(61)	$(20)
Other
Other related party services	$5	$3	$(5)
Financial instrument gain	3	21	5
	$8	$24	$—

Management service costs	$(204)	$(205)	$(243)

Current income tax
Investment tax credits	$131	$—	$—

The following table reflects the impact of the related party agreements and transactions on the consolidated statements of financial position as at December 31:

(MILLIONS)	Related party	2024	2023
Current assets
Trade receivables and other current assets
Contract asset	Brookfield	$65	$61
Due from related parties
Amounts due from	Brookfield(1)	573	1,386
	Equity-accounted investments and other	300	57
		873	1,443
Assets held for sale	Equity-accounted investments and other	125	—
Financial instrument assets	Brookfield	38	—

Non-current assets
Financial instrument assets	Brookfield	—	170

Other long-term assets
Contract asset	Brookfield	250	314
Due from related parties	Equity-accounted investments and other	8	135
Current liabilities
Contract liability	Brookfield	47	35

Financial instrument liabilities	Brookfield Wealth Solutions	—	2

Due to related parties
Amounts due to	Brookfield(2)	4,005	541
	Equity-accounted investments and other	684	13
	Brookfield Wealth Solutions	123	242
Accrued distributions payable on LP units, BEPC exchangeable shares, class A.2 exchangeable shares, Redeemable/Exchangeable partnership units and GP interest	Brookfield	43	39
		4,855	835
Liabilities held for sale	Brookfield	31	—

Non-current liabilities
Financial instrument liabilities	Brookfield	13	—
	Brookfield Wealth Solutions	1	2
Due to related parties
Amounts due to	Brookfield	309	496
	Brookfield Wealth Solutions	225	208
	Equity-accounted investments and other	58	1
		592	705
Corporate borrowings	Brookfield Wealth Solutions	7	8

	Brookfield Wealth Solutions	65	101
Other long-term liabilities
Contract liability	Brookfield	686	680
Equity
Preferred limited partners equity	Brookfield Wealth Solutions	10	11
(1)Includes receivables of $376 million (2023: $1,328 million) associated with the Brookfield Global Transition Fund credit facility
(2)Includes payables of $32 million (2023: $6 million), $87 million (2023: $81 million), and $3,493 million (2023: $307 million) associated with the Brookfield Infrastructure Fund IV, Brookfield Global Transition Fund, and Brookfield Global Transition Fund II credit facilities, respectively

EQUITY
General partnership interest in a holding subsidiary held by Brookfield
Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly LP unit distributions exceed specified target levels. As at December 31, 2024, to the extent that LP unit distributions exceed $0.20 per LP unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly LP unit distributions exceed $0.2253 per LP unit per quarter, the incentive distribution is equal to 25% of distributions above this threshold. Incentive distributions of $128 million were declared during the year ended December 31, 2024 (2023: $111 million).
Preferred equity
The Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) do not have a fixed maturity date and are not redeemable at the option of the holders. As at December 31, 2024, none of the issued Class A, Series 5 and 6 Preference Shares have been redeemed by BRP Equity.
During the third quarter of 2024, Brookfield Renewable declared the fixed quarterly distributions on the Class A Preference Series 3 Shares during the five years commencing August 1, 2024 will be paid at an annual rate of 6.52%.
In December 2024, the Toronto Stock Exchange accepted notice of BRP Equity's intention to renew the normal course issuer bid in connection with its outstanding Class A Preference Shares for another year to December 17, 2025, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, BRP Equity is permitted to repurchase up to 10% of the total public float for each respective series of the Class A Preference Shares. Shareholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. There were no repurchases of Class A Preference Shares during 2024 or 2023 in connection with the normal course issuer bid.
Perpetual subordinated notes
The perpetual subordinated notes are classified as a separate class of non-controlling interest on Brookfield Renewable's consolidated statements of financial position. Brookfield Renewable incurred interest of $37 million on the perpetual subordinated notes during the year ended December 31, 2024 (2023: $29 million). Interest incurred on the perpetual subordinated notes are presented as distributions in the consolidated statements of changes in equity.
During the first quarter of 2024, Brookfield BRP Holdings (Canada) Inc., a wholly-owned subsidiary of Brookfield Renewable, issued $150 million of perpetual subordinated notes at a fixed rate of 7.25%.
Preferred limited partners’ equity
The Class A Preferred Limited Partnership Units (“Preferred units”) of Brookfield Renewable do not have a fixed maturity date and are not redeemable at the option of the holders.
In the second quarter of 2024, Brookfield Renewable redeemed all of the outstanding units of Series 15 Preferred Units for C$175 million.
In December 2024, the Toronto Stock Exchange accepted notice of Brookfield Renewable's intention to renew the normal course issuer bid in connection with the outstanding Class A Preferred Limited Partnership Units for another year to December 17, 2025, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of its Class A Preferred Limited Partnership Units. Unitholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. No units were repurchased during 2024 or 2023.
Limited partners’ equity, Redeemable/Exchangeable partnership units, and exchangeable shares
As at December 31, 2024, Brookfield Holders held a direct and indirect interest of approximately 48% of Brookfield Renewable on a fully-exchanged basis. Brookfield Holders held a direct and indirect interest of 313,640,823 LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and class A.2 exchangeable shares, on a combined basis and the remaining is held by public investors.

During the year ended December 31, 2024, Brookfield Renewable issued 285,010 LP units (2023: 304,899 LP units) under the distribution reinvestment plan at a total value of $7 million (2023: $8 million).
During the year ended December 31, 2024, holders of BEPC exchangeable shares exchanged 10,675 BEPC exchangeable shares (2023: 8,465 BEPC exchangeable shares) for an equivalent number of LP units amounting to less than $1 million (2023: less than $1 million).
In December 2024, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units and outstanding BEPC exchangeable shares. Brookfield Renewable is authorized to repurchase up to 14,255,578 LP units and 8,982,042 BEPC exchangeable shares, representing 5% of each of its issued and outstanding LP units and BEPC exchangeable shares. The bids will expire on December 17, 2025, or earlier should Brookfield Renewable complete its repurchases prior to such date. During the year ended December 31, 2024, there were 2,279,654 LP units (2023: 1,856,044 units) repurchased and cancelled at a total cost of $52 million (2023: $43 million). During the year ended December 31, 2024, Brookfield Corporation purchased nil LP units (2023: 441,363 units). There were no BEPC exchangeable shares repurchased during the years ended December 31, 2024 or 2023.

PART 4 – FINANCIAL PERFORMANCE REVIEW ON PROPORTIONATE INFORMATION
SEGMENTED DISCLOSURES
Segmented information is prepared on the same basis that Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision makers or “CODM”) manages the business, evaluates financial results, and makes key operating decisions. See “PART 9 – Presentation to Stakeholders and Performance Measurement” for information on segments and an explanation on the calculation and relevance of proportionate information, Adjusted EBITDA and Funds From Operations which are non-IFRS measures.
PROPORTIONATE RESULTS FOR THE YEAR ENDED DECEMBER 31
The following chart reflects the generation and summary financial figures on a proportionate basis for the year ended December 31:

	(GWh)				(MILLIONS)
	Renewable Actual Generation		Renewable LTA Generation		Revenues		Adjusted EBITDA(1)		Funds From Operations(1)
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Hydroelectric
North America	10,821	11,603	12,155	12,161	$932	$1,029	$575	$670	$300	$402
Brazil	3,809	3,974	4,043	4,099	208	240	151	172	130	146
Colombia	2,950	3,408	3,646	3,647	338	293	176	175	81	76
	17,580	18,985	19,844	19,907	1,478	1,562	902	1,017	511	624
Wind	8,276	6,367	9,604	7,865	629	511	631	493	484	382
Utility-scale solar	3,712	2,489	4,365	3,123	416	365	464	372	349	261
Distributed energy & storage	1,379	1,241	1,111	956	227	241	229	180	186	133
Sustainable solutions	—	—	—	—	496	147	165	61	143	52
Corporate	—	—	—	—	—	—	17	59	(456)	(357)
Total	30,947	29,082	34,924	31,851	$3,246	$2,826	$2,408	$2,182	$1,217	$1,095
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

HYDROELECTRIC OPERATIONS ON A PROPORTIONATE BASIS
The following table presents our proportionate results for hydroelectric operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2024	2023
Revenue	$1,478	$1,562
Other income	44	33
Direct operating costs	(620)	(578)
Adjusted EBITDA(1)	902	1,017
Interest expense	(364)	(367)
Current income taxes	(27)	(26)
Funds From Operations	$511	$624

Generation (GWh) – LTA	19,844	19,907
Generation (GWh) – actual	17,580	18,985
Average revenue per MWh(2)	74	72
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
(2)Average revenue per MWh was adjusted to net the impact of power purchases and any revenue with no corresponding generation.
The following table presents our proportionate results by geography for hydroelectric operations for the year ended December 31:

	Actual Generation (GWh)		Average revenue per MWh(1)		Adjusted EBITDA(2)		Funds From Operations
(MILLIONS, EXCEPT AS NOTED)	2024	2023	2024	2023	2024	2023	2024	2023
North America
United States	7,235	7,766	$83	$84	$358	$425	$198	$271
Canada	3,586	3,837	67	63	217	245	102	131
	10,821	11,603	78	77	575	670	300	402
Brazil	3,809	3,974	55	60	151	172	130	146
Colombia	2,950	3,408	82	69	176	175	81	76
Total	17,580	18,985	$74	$72	$902	$1,017	$511	$624
(1)Average revenue per MWh was adjusted to net the impact of power purchases and any revenue with no corresponding generation.
(2)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
North America
Funds From Operations at our North American business were $300 million in 2024 versus $402 million in the prior year as the benefit from recontracting initiatives and inflation indexation on our contracted generation was offset by weaker hydrology, lower average revenue per MWh in the U.S. due primarily to generation mix and the weakening of the Canadian dollar versus the U.S. dollar.
Brazil
Funds From Operations at our Brazilian business were $130 million in 2024 versus $146 million in the prior year. On a constant currency basis, Funds From Operations increased as the benefit of inflation indexation of our contracts was partially offset by less favorable hydrology conditions and commercial initiatives that benefited the prior year.

Colombia
Funds From Operations at our Colombian business were $81 million in 2024 versus $76 million in the prior year as we benefited from higher average revenue per MWh due to recontracting initiatives, inflation indexation on contracted generation, and higher pricing realized on our uncontracted generation, partially offset by lower resources.
WIND OPERATIONS ON A PROPORTIONATE BASIS
The following table presents our proportionate results for wind operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2024	2023
Revenue	$629	$511
Other income	235	146
Direct operating costs	(233)	(164)
Adjusted EBITDA(1)	631	493
Interest expense	(130)	(105)
Current income taxes	(17)	(6)
Funds From Operations	$484	$382

Generation (GWh) – LTA	9,604	7,865
Generation (GWh) – actual	8,276	6,367
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
Funds From Operations at our wind business were $484 million in 2024 versus $382 million in the prior year as we benefited from newly acquired and commissioned facilities, stronger generation on a same store basis and gains related to the partial sale of North American development assets and the sale of a European development portfolio, partially offset by gains on the sale of development assets that benefited the prior year.
UTILITY-SCALE SOLAR OPERATIONS ON A PROPORTIONATE BASIS
The following table presents our proportionate results for utility-scale solar operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2024	2023
Revenue	$416	$365
Other income	180	106
Direct operating costs	(132)	(99)
Adjusted EBITDA(1)	464	372
Interest expense	(114)	(110)
Current income taxes	(1)	(1)
Funds From Operations	$349	$261

Generation (GWh) – LTA	4,365	3,123
Generation (GWh) – actual	3,712	2,489
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
Funds From Operations at our utility-scale solar business were $349 million in 2024 versus $261 million in the prior year, as we benefited from newly acquired and commissioned facilities, stronger generation on a same store basis, gains related to the sale of certain North American development assets and a European development portfolio, partially offset by gains on the sale of development assets that benefited the prior year.

DISTRIBUTED ENERGY & STORAGE OPERATIONS ON A PROPORTIONATE BASIS
The following table presents our proportionate results for distributed energy & storage business for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2024	2023
Revenue	$227	$241
Other income	88	20
Direct operating costs	(86)	(81)
Adjusted EBITDA(1)	229	180
Interest expense	(38)	(43)
Current income taxes	(5)	(4)
Funds From Operations	$186	$133

Generation (GWh) – LTA	1,111	956
Generation (GWh) – actual	1,379	1,241
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
Funds From Operations at our distributed energy & storage business were $186 million in 2024 versus $133 million in the prior year due to the benefits from recently acquired and commissioned facilities.

SUSTAINABLE SOLUTIONS OPERATIONS ON A PROPORTIONATE BASIS
The following table presents our proportionate results for sustainable solutions business for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2024	2023
Revenue	$496	$147
Other income	66	19
Direct operating costs	(397)	(105)
Adjusted EBITDA(1)	165	61
Interest expense	(22)	(6)
Current income taxes	—	(3)
Funds From Operations	$143	$52
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
Funds From Operations at our sustainable solutions business were $143 million in 2024 versus $52 million in the prior year due to growth and development including our investment in our global nuclear services business.

CORPORATE
The following table presents our results for corporate for the year ended December 31:

(MILLIONS)	2024	2023
Other income	$56	$88
Direct operating costs	(39)	(29)
Adjusted EBITDA(1)	17	59
Management service costs	(204)	(205)
Interest expense	(167)	(114)
Distributions(2)	(102)	(97)
Funds From Operations	$(456)	$(357)
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
(2)Distributions on Preferred Units, Class A Preference Shares and Perpetual Subordinated Notes.

PROPORTIONATE RESULTS FOR THE YEAR ENDED DECEMBER 31, 2023 AND 2022
The following chart reflects the generation and summary financial figures on a proportionate basis for the year ended December 31:

	(GWh)				(MILLIONS)
	Renewable Actual Generation		Renewable LTA Generation		Revenues		Adjusted EBITDA(1)		Funds From Operations(1)
	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Hydroelectric
North America	11,603	11,285	12,161	12,161	$1,029	$964	$670	$603	$402	$412
Brazil	3,974	3,828	4,099	4,060	240	197	172	167	146	138
Colombia	3,408	4,411	3,647	3,802	293	273	175	201	76	117
	18,985	19,524	19,907	20,023	1,562	1,434	1,017	971	624	667
Wind	6,367	5,951	7,865	6,797	511	538	493	430	382	326
Utility-scale solar	2,489	1,878	3,123	2,406	365	374	372	362	261	253
Distributed energy & storage	1,241	1,050	956	886	241	242	180	189	133	148
Sustainable solutions	—	—	—	—	147	48	61	8	52	6
Corporate	—	—	—	—	—	—	59	42	(357)	(395)
Total	29,082	28,403	31,851	30,112	$2,826	$2,636	$2,182	$2,002	$1,095	$1,005
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

HYDROELECTRIC OPERATIONS ON A PROPORTIONATE BASIS
The following table presents our proportionate results for hydroelectric operations the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2023	2022
Revenue	$1,562	$1,434
Other income	33	47
Direct operating costs	(578)	(510)
Adjusted EBITDA(1)	1,017	971
Interest expense	(367)	(262)
Current income taxes	(26)	(42)
Funds From Operations	$624	$667

Generation (GWh) – LTA	19,907	20,023
Generation (GWh) – actual	18,985	19,524
Average revenue per MWh(2)	72	68
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
(2)Average revenue per MWh was adjusted to net the impact of power purchases and any revenue with no corresponding generation.
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
WIND OPERATIONS ON A PROPORTIONATE BASIS
The following table presents our proportionate results for wind operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2023	2022
Revenue	$511	$538
Other income	146	56
Direct operating costs	(164)	(164)
Adjusted EBITDA(1)	493	430
Interest expense	(105)	(96)
Current income taxes	(6)	(8)
Funds From Operations	$382	$326

Generation (GWh) – LTA	7,865	6,797
Generation (GWh) – actual	6,367	5,951
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
UTILITY-SCALE SOLAR OPERATIONS ON A PROPORTIONATE BASIS
The following table presents our proportionate results for utility-scale solar operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2023	2022
Revenue	$365	374
Other income	106	90
Direct operating costs	(99)	(102)
Adjusted EBITDA(1)	372	362
Interest expense	(110)	(102)
Current income taxes	(1)	(7)
Funds From Operations	$261	$253

Generation (GWh) – LTA	3,123	2,406
Generation (GWh) – actual	2,489	1,878
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
DISTRIBUTED ENERGY & STORAGE OPERATIONS ON A PROPORTIONATE BASIS
The following table presents our proportionate results for distributed energy & storage business for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2023	2022
Revenue	$241	$242
Other income	20	23
Direct operating costs	(81)	(76)
Adjusted EBITDA(1)	180	189
Interest expense	(43)	(40)
Current income taxes	(4)	(1)
Funds From Operations	$133	$148

Generation (GWh) – LTA	956	886
Generation (GWh) – actual	1,241	1,050
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
SUSTAINABLE SOLUTIONS ON A PROPORTIONATE BASIS
The following table presents our proportionate results for sustainable solutions business for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2023	2022
Revenue	$147	$48
Other income	19	3
Direct operating costs	(105)	(43)
Adjusted EBITDA(1)	61	8
Interest expense	(6)	(2)
Current income taxes	(3)	—
Funds From Operations	$52	$6
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
Funds From Operations at our sustainable solutions business were $52 million in 2023 versus $6 million in the prior year due to growth and development including our investment in Westinghouse, which closed in the fourth quarter of 2023.

CORPORATE
The following table presents our results for corporate for the year ended December 31:

(MILLIONS)	2023	2022
Other income	$88	$73
Direct operating costs	(29)	(31)
Adjusted EBITDA(1)	59	42
Current income taxes	—	(1)
Management service costs	(205)	(243)
Interest expense	(114)	(94)
Distributions(2)	(97)	(99)
Funds From Operations	$(357)	$(395)
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
(2)Distributions on Preferred Units and Class A Preference Shares and Perpetual Subordinated Notes.

RECONCILIATION OF NON-IFRS MEASURES
The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the year ended December 31, 2024:

	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Net income (loss)	$59	$(9)	$200	$149	$(150)	$62	$110	$(430)	$(9)
Add back or deduct the following:
Depreciation	420	71	145	805	414	144	11	—	2,010
Deferred income tax (recovery) expense	(10)	(4)	16	(1)	6	1	4	(43)	(31)
Foreign exchange and financial instrument gain	(105)	(1)	(16)	(201)	(175)	(199)	(177)	(6)	(880)
Other(1)	(33)	58	(7)	84	384	178	41	94	799
Management service costs	—	—	—	—	—	—	—	204	204
Interest expense	353	54	361	491	355	159	14	201	1,988
Current income tax expense (recovery)	2	8	60	(6)	(85)	(136)	—	(3)	(160)
Amount attributable to equity accounted investments and non-controlling interests(2)	(111)	(26)	(583)	(690)	(285)	20	162	—	(1,513)
Adjusted EBITDA attributable to Unitholders	$575	$151	$176	$631	$464	$229	$165	$17	$2,408
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.
(2)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries, excluding amounts attributable to Unitholders. By adjusting Adjusted EBITDA attributable to non-controlling interest, Brookfield Renewable is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to Brookfield Renewable.

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the year ended December 31, 2023:

	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Net income (loss)	$207	$28	$188	$307	$209	$(90)	$102	$(335)	$616
Add back or deduct the following:
Depreciation	424	101	127	709	348	56	85	2	1,852
Deferred income tax (recovery) expense	(69)	3	5	20	(43)	(37)	(22)	(33)	(176)
Foreign exchange and financial instrument (gain) loss	(153)	(2)	(7)	(239)	(17)	(5)	(89)	10	(502)
Other(1)	19	12	8	(111)	(171)	111	3	23	(106)
Management service costs	—	—	—	—	—	—	—	205	205
Interest expense	333	48	364	297	282	59	94	150	1,627
Current income tax expense	1	8	76	20	13	—	—	10	128
Amount attributable to equity accounted investments and non-controlling interests(2)	(92)	(26)	(586)	(510)	(249)	86	(112)	27	(1,462)
Adjusted EBITDA attributable to Unitholders	$670	$172	$175	$493	$372	$180	$61	$59	$2,182
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.
(2)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries, excluding amounts attributable to Unitholders. By adjusting Adjusted EBITDA attributable to non-controlling interest, Brookfield Renewable is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to Brookfield Renewable.

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the year ended December 31, 2022:

	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Net income (loss)	$(72)	$61	$370	$7	$(56)	$122	$2	$(296)	$138
Add back or deduct the following:
Depreciation	414	91	108	552	291	96	28	3	1,583
Deferred income tax (recovery) expense	(86)	(20)	40	35	(35)	(3)	(1)	(80)	(150)
Foreign exchange and financial instrument loss (gain)	255	(3)	(69)	(77)	80	(39)	(8)	(6)	133
Other(1)	21	13	31	113	109	—	77	93	457
Management service costs	—	—	—	—	—	—	—	243	243
Interest expense	302	47	237	254	195	78	2	109	1,224
Current income tax expense	3	8	112	16	7	—	2	—	148
Amount attributable to equity accounted investments and non-controlling interests(2)	(234)	(30)	(628)	(470)	(229)	(65)	(94)	(24)	(1,774)
Adjusted EBITDA attributable to Unitholders	$603	$167	$201	$430	$362	$189	$8	$42	$2,002
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.
(2)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries, excluding amounts attributable to Unitholders. By adjusting Adjusted EBITDA attributable to non-controlling interest, Brookfield Renewable is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to Brookfield Renewable.

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Funds From Operations for the years indicated:

(MILLIONS)	2024	2023	2022
Net (loss) income	$(9)	$616	$138
Add back or deduct the following:
Depreciation	2,010	1,852	1,583
Foreign exchange and financial instruments (gain) loss	(880)	(502)	133
Deferred income tax recovery	(31)	(176)	(150)
Other(1)	799	(106)	457
Amount attributable to equity accounted investments and non-controlling interest(2)	(672)	(589)	(1,156)
Funds From Operations	$1,217	$1,095	$1,005
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and the company’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations.
(2)Amount attributable to equity accounted investments corresponds to the Funds From Operations that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries, excluding amounts attributable to Unitholders. By adjusting Funds From Operations attributable to non-controlling interest, Brookfield Renewable is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to Brookfield Renewable.
The following table reconciles the per unit non-IFRS financial measures to the most directly comparable IFRS measures. Basic earnings per LP unit is reconciled to Funds From Operations per Unit, for the years indicated:

	2024	2023	2022
Basic loss per LP unit(1)	$(0.89)	$(0.32)	$(0.60)
Depreciation	1.55	1.55	1.45
Foreign exchange and financial instruments (gain) loss	(0.41)	(0.21)	0.30
Deferred income tax recovery	(0.09)	(0.19)	(0.24)
Other(2)	1.67	0.84	0.65
Funds From Operations per Unit(3)	$1.83	$1.67	$1.56
(1)During the year ended December 31, 2024, on average there were 285.5 million LP units outstanding (2023: 282.4 million, 2022: 275.2 million).
(2)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.
(3)Average units outstanding, for the year ended December 31, 2024, were 663.6 million (2023: 657.1 million, 2022: 645.9 million), being inclusive of GP interest, Redeemable/Exchangeable partnership units, LP units, BEPC exchangeable shares and class A.2 exchangeable shares.

CONTRACT PROFILE
We operate our power business on a largely contracted basis to provide a high degree of predictability in Funds From Operations. We maintain a long-term view that electricity prices and the demand for electricity will rise due to electrification of the global economy including segments like industrial and transportation as well as from increasing digitalization. We also expect demand for clean power to grow as renewables are the cheapest form of bulk electricity generation, on the increasing level of acceptance around climate change and the legislated requirements in some areas to diversify away from fossil fuel based generation.
In Brazil and Colombia, we also expect power prices will continue to be supported by the need to build new supply over the medium-to-long term to serve growing demand and therefore we would expect to capture rising prices as we re-contract our power over the medium-term.
The following table sets out our power contracts over the next five years for generation output in North America, Brazil, Europe and certain other countries, assuming long-term average on a proportionate basis. The table excludes Brazil hydroelectric and Colombia portfolios, where we would expect the energy associated with maturing contracts to be re-contracted in the normal course given the construct of the respective power markets. In these countries we currently have a contracted profile of approximately 80% and 85%, respectively, of the long-term average and we would expect to maintain this going forward. Overall, our power portfolio has a weighted-average remaining contract duration of 14 years on a proportionate basis.

(GWh, except as noted)	2025	2026	2027	2028	2029
Hydroelectric
North America
United States(1)	6,672	5,968	5,471	5,010	4,967
Canada	3,620	4,021	4,058	4,058	4,008
	10,292	9,989	9,529	9,068	8,975
Wind	8,713	8,793	8,145	7,997	7,496
Utility-scale solar	4,441	4,483	4,471	4,424	4,378
Distributed energy & storage	1,207	1,202	1,179	1,164	1,136
Sustainable solutions	53	50	50	48	36
Contracted on a proportionate basis	24,706	24,517	23,374	22,701	22,021
Uncontracted on a proportionate basis	3,517	3,706	4,849	5,522	6,202
Long-term average on a proportionate basis	28,223	28,223	28,223	28,223	28,223
Non-controlling interests	72,349	72,349	72,349	72,349	72,349
Total long-term average	100,572	100,572	100,572	100,572	100,572
Contracted generation as a % of total generation on a proportionate basis	88%	87%	83%	80%	78%
Price per MWh – total generation on a proportionate basis	$74	$75	$78	$80	$82
(1)Includes generation of 1,045 GWh for 2025, 1,030 GWh for 2026, 506 GWh for 2027, and 47 GWh for 2028 secured under financial contracts.
Weighted-average remaining power contract durations on a proportionate basis are 14 years in North America, 18 years in Europe, 9 years in Brazil, 5 years in Colombia, and 18 years across our remaining jurisdictions.
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
The majority of Brookfield Renewable’s long-term power purchase agreements within our North American and European businesses are with investment-grade rated or creditworthy counterparties. The economic exposure of our contracted generation on a proportionate basis is distributed as follows: power authorities (33%), distribution companies (23%), commercial and industrial users (33%), and Brookfield (11%).

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
The following table summarizes our capitalization as at December 31:

	Corporate		Consolidated
(MILLIONS, EXCEPT AS NOTED)	2024	2023	2024	2023
Corporate credit facility(1)	$240	$—	$240	$—
Commercial paper(1)	431	183	431	183
Debt
Medium-term notes(2)	3,008	2,660	3,008	2,660
Hybrid note(2)	139	—	139	—
Non-recourse borrowings(3)	—	—	30,904	27,020
	3,147	2,660	34,051	29,680
Deferred income tax liabilities, net(4)	—	—	8,109	6,930
Equity
Non-controlling interest	—	—	26,168	18,863
Preferred equity	537	583	537	583
Perpetual subordinated notes	737	592	737	592
Preferred limited partners’ equity	634	760	634	760
Unitholders’ equity	8,380	9,181	8,380	9,181
Total capitalization	$13,435	$13,776	$78,616	$66,589
Debt-to-total capitalization	23%	19%	43%	45%
Debt-to-total capitalization (market value)(5)	15%	12%	40%	40%
(1)Draws on corporate credit facilities and commercial paper issuances are excluded from the debt-to-total capitalization ratios as they are not a permanent source of capital.
(2)Medium-term and Hybrid notes are unsecured and guaranteed by Brookfield Renewable and excludes $16 million (2023: $10 million) of deferred financing fees, net of unamortized premiums.
(3)Consolidated non-recourse borrowings include $1,494 million (2023: $2,626 million) borrowed under a subscription facility of a Brookfield sponsored private fund and excludes $171 million (2023: $140 million) of deferred financing fees and $145 million (2023: $11 million) of unamortized premiums.
(4)Deferred income tax liabilities less deferred income tax assets.
(5)Based on market values of Preferred equity, Perpetual subordinated notes, Preferred limited partners’ equity and Unitholders’ equity.

AVAILABLE LIQUIDITY
The following table summarizes the available liquidity as at December 31:

(MILLIONS)	2024	2023
Brookfield Renewable's share of cash and cash equivalents	$770	$567
Investments in marketable securities	201	309
Corporate credit facilities
Authorized credit facilities	2,450	2,375
Draws on credit facilities(1)	(240)	(165)
Authorized letter of credit facility	500	500
Issued letters of credit	(335)	(307)
Available portion of corporate credit facilities	2,375	2,403
Available portion of subsidiary credit facilities on a proportionate basis	974	842
Available liquidity	$4,320	$4,121
(1)Includes letters of credit issued against Brookfield Renewable’s corporate credit facilities.

We operate with sufficient liquidity to enable us to fund growth initiatives, capital expenditures, distributions or other expenditures and withstand sudden adverse changes in economic circumstances or short-term fluctuations in generation. We maintain a strong, investment grade balance sheet characterized by a conservative capital structure, access to multiple funding levers including a focus on capital recycling on an opportunistic basis, and diverse sources of capital. Principal sources of liquidity are cash flows from operations, our credit facilities, up-financings on non-recourse borrowings and proceeds from the issuance of various securities through public markets.

BORROWINGS
The composition of debt obligations, overall maturity profile, and average interest rates associated with our borrowings and credit facilities on a proportionate basis as at December 31 is presented in the following table:

	2024			2023
	Weighted-average			Weighted-average
(MILLIONS, EXCEPT AS NOTED)	Interest rate %(1)	Term (years)	Total(1)	Interest rate %(1)	Term (years)	Total(1)
Corporate borrowings
Credit facilities	5.6	5	$240	N/A	5	$—
Commercial paper	5.0	<1	431	6.0	<1	183
Medium-term notes	4.4	12	3,008	4.3	10	2,660
Hybrid note	5.5	30	139	—	—	—
Proportionate non-recourse borrowings(2)
Hydroelectric	6.0	11	4,887	6.0	12	5,215
Wind	4.7	10	2,144	5.0	9	2,408
Utility-scale solar	5.2	12	2,431	5.1	13	2,596
Distributed energy and storage	4.3	7	870	4.5	8	917
Sustainable solutions	6.3	6	399	6.6	7	391
	5.4	11	10,731	5.4	12	11,527
			$14,549			$14,370
Proportionate unamortized financing fees, net of unamortized premiums			(114)			(88)
			14,435			14,282
Equity-accounted borrowings			(1,438)			(987)
Non-controlling interests and other(3)			21,393			16,407
As per IFRS Statements			$34,390			$29,702
(1)Includes cash yields on tax equity.
(2)See “Part 9 – Presentation to Stakeholders and Performance Measurement” for information on proportionate debt.
(3)Includes tax equity liabilities.

The following table summarizes our undiscounted principal repayments, scheduled amortization and interest repayable on a proportionate basis as at December 31, 2024:

(MILLIONS)	2025	2026	2027	2028	2029	Thereafter	Total
Debt principal repayments(1)
Medium-term notes(2)	$278	$—	$348	$—	$330	$2,052	$3,008
Hybrid note(2)	—	—	—	—	—	139	139
Non-recourse borrowings
Hydroelectric	343	293	149	152	250	1,185	2,372
Wind	76	73	8	186	114	189	646
Utility-scale solar	25	51	9	172	124	217	598
Distributed energy & storage	158	1	40	90	43	66	398
Sustainable solutions	—	3	2	1	—	335	341
	602	421	208	601	531	1,992	4,355
Amortizing debt principal repayments
Non-recourse borrowings
Hydroelectric	142	161	146	173	516	1,377	2,515
Wind	139	149	132	132	133	813	1,498
Utility-scale solar	144	141	143	141	134	1,130	1,833
Distributed energy & storage	36	35	29	30	105	237	472
Sustainable solutions	4	6	5	6	19	18	58
	465	492	455	482	907	3,575	6,376
Total	$1,345	$913	$1,011	$1,083	$1,768	$7,758	$13,878
Interest payable(1)(2)(3)
Medium-term notes	$127	$122	$116	$110	$103	$1,046	$1,624
Hybrid note	8	8	8	8	8	193	233
Non-recourse borrowings
Hydroelectric	275	243	218	194	189	1,264	2,383
Wind	92	84	77	65	51	179	548
Utility-scale solar	104	104	94	84	71	359	816
Distributed energy & storage	37	30	29	24	20	40	180
Sustainable solutions	22	25	24	24	24	27	146
	530	486	442	391	355	1,869	4,073
Total	$657	$608	$558	$501	$458	$2,915	$5,697
(1)Draws on corporate credit facilities and commercial paper issuances are excluded from the debt repayment schedule as they are not a permanent source of capital.
(2)Medium-term and Hybrid notes are unsecured and guaranteed by Brookfield Renewable and excludes $16 million (2023: $10 million) of deferred financing fees, net of unamortized premiums.
(3)Represents aggregate interest payable expected to be paid over the entire term of the obligations, if held to maturity. Variable rate interest payments have been calculated based on estimated interest rates.
We remain focused on refinancing near-term facilities on acceptable terms and maintaining a manageable maturity ladder. We do not anticipate material issues in addressing our borrowings through 2029 on acceptable terms and will do so opportunistically based on the prevailing interest rate environment.
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

To fund large scale development projects and acquisitions, we will evaluate a variety of capital sources including proceeds from selling mature businesses and upfinancings, in addition to raising money in the capital markets through equity, debt and preferred share issuances. Furthermore, we have $2.45 billion in committed revolving credit facilities available for investments and acquisitions, as well as funding the equity component of organic growth initiatives. The facilities are intended, and have historically been used, as a bridge to a long-term financing strategy rather than a permanent source of capital.
CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the key items in the audited annual consolidated statements of cash flows, for the year ended December 31:

(MILLIONS)	2024	2023	2022
Cash flow provided by (used in):
Operating activities before changes in due to or from related parties and net working capital change	$1,562	$1,390	$1,924
Changes in due to or from related parties	44	7	(19)
Net change in working capital balances	(332)	468	(194)
Operating activities	1,274	1,865	1,711
Financing activities	7,649	2,596	3,489
Investing activities	(6,800)	(4,356)	(5,066)
Foreign exchange (loss) gain on cash	(95)	38	(28)
Increase in cash and cash equivalents	$2,028	$143	$106
Operating Activities
Cash flows provided by operating activities before changes in due to or from related parties and net working capital changes for the year ended December 31, 2024, totaled $1,562 million compared to $1,390 million in 2023 and $1,924 million in 2022, reflecting the strong operating performance of our business during the periods.
Financing Activities
Cash flows provided by financing activities totaled $7,649 million for the year ended December 31, 2024. The strength of our balance sheet and access to diverse sources of capital enabled us to fund our growth as discussed below and allowed us to generate net proceeds of $9,885 million for the year ended December 31, 2024, from corporate, non-recourse, related party financings, and net capital contributions from participating non-controlling interests, including the issuance of C$800 million ($587 million) aggregate of medium term notes, the issuance of $150 million perpetual green subordinated notes, and the issuance of C$200 million ($139 million) fixed-to-fixed reset rate subordinated hybrid notes.
Distributions, including incentive distributions to the general partners, paid during the year ended December 31, 2024, 2023 and 2022 to Unitholders were $1,061 million, $990 million and $915 million, respectively. We increased our distributions to $1.42 per LP unit in 2024 (2023: $1.35 and 2022: $1.28), representing a 5.2% increase per LP unit relative to the prior year, which took effect in the first quarter of 2024. The distributions paid to preferred shareholders, preferred limited partners' unitholders, perpetual subordinate notes, and participating non-controlling interests in operating subsidiaries during the year ended December 31, 2024, 2023 and 2022 totaled $993 million, $967 million and $1,372 million, respectively.
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
Investing Activities
Cash flows used in investing activities totaled $6,800 million for the year ended December 31, 2024. During the year, we invested $2,940 million into acquiring businesses net of their cash and cash equivalents, including a 53% controlling interest in Neoen, a 74% controlling stake in a leading wind-focused commercial and industrial renewable business in India and a fully integrated distributed generation focused renewable platform in South Korea. We also invested $1,368 million into our structured investments in sustainable solutions and equity accounted investments including acquiring a 12% interest in a ~3.5 GW portfolio of offshore wind assets located in the U.K., a 49% interest in a tri-party joint venture with a 600 MW wind portfolio, and a 67% interest in an eFuels facility in the U.S. that will be capable of producing 500 barrels per day.
Our continued investment including the construction and development of wind, solar, distributed generation, and storage development projects globally including the U.S., Brazil, and India totaled $3,733 million for the year ended December 31, 2024.
Our capital recycling initiatives generated $1,275 million of proceeds from asset sales for the year ended December 31, 2024 including a portfolio of 63 MW solar assets, 682 MW wind assets, and a 1.6 GW development pipeline in Spain and Portugal, a 50% interest in a 67 MW portfolio of wind facilities in the U.K., a 90 MW portfolio of hydroelectric assets and a 85 MW portfolio of biomass facilities in Brazil, and a 30 MW hydroelectric asset in the U.S.
Cash flows used in investing activities totaled $4,356 million for the year ended December 31, 2023. During the year, we invested $2,160 million into growth including the acquisition of Westinghouse through a strategic partnership, the purchase of an incremental 4% interest in X-Elio, a developer and operator of renewable power assets in the US with 5,900 MW of operating and under construction assets and a 6,100 MW development pipeline, a U.K. renewable developer with 260 MW onshore wind assets, 800 MW near-term development and another 3 GW of later stage projects, renewable platforms in India with 4,500 MW of operating and development assets, 136 MW and 60 MW portfolios of operating wind assets in Brazil, a distributed generation platform with approximately 730 MW of development pipeline in Brazil, and a 200 MW solar development project in China. Our continued investment in our property, plant and equipment, including 675 MW of wind, solar and distributed generation development projects in the U.S., 248 MW of wind development projects in Brazil, 281 MW of wind development projects in China, 268 MW of solar development assets in India and 60 MW of solar assets in Colombia totaled $2,809 million for the year ended December 31, 2023, partially offset by proceeds of $648 million generated from the sale of non-core wind and solar assets and securities for the year ended December 31, 2023.
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

SHARES, NOTES AND UNITS OUTSTANDING
Shares and units outstanding as at December 31 are as follows:

	December 31, 2024	December 31, 2023
Class A Preference Shares(1)	31,035,967	31,035,967
Perpetual Subordinated Notes
Balance, beginning of year	24,400,000	24,400,000
Issuance	6,000,000	—
Balance, end of year	30,400,000	24,400,000
Preferred Units(2)
Balance, beginning of year	38,000,000	38,000,000
Redemption of preferred LP Units(3)	(7,000,000)	—
Balance, end of year	31,000,000	38,000,000
GP interest	3,977,260	3,977,260
Redeemable/Exchangeable partnership units	194,487,939	194,487,939
BEPC exchangeable shares and Class A.2 exchangeable shares(4)
Balance, beginning of year	179,651,526	172,218,098
Issuance	—	7,441,893
Exchanged for BEP LP units	(10,675)	(8,465)
Balance, end of year	179,640,851	179,651,526
LP units
Balance, beginning of year	287,164,340	275,358,750
Issuance	—	11,492,226
Repurchase of LP units for cancellation	(2,279,654)	—
Distribution reinvestment plan	285,010	304,899
Issued in exchange for BEPC exchangeable shares	10,675	8,465
Balance, end of year	285,180,371	287,164,340
Total LP units on a fully-exchanged basis(5)	659,309,161	661,303,805
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
(3)During the year, Brookfield Renewable redeemed all of the 7,000,000 outstanding units of Series 15 Preferred Limited Partnership Units
(4)Includes 144,921,168 (December 31, 2023: 179,651,256) BEPC exchangeable shares and 34,719,683 (December 31, 2023: nil) Class A.2 exchangeable shares.
(5)The fully-exchanged amounts assume the exchange of all Redeemable/Exchangeable partnership units, BEPC exchangeable shares and class A.2 exchangeable shares for LP units.

DIVIDENDS AND DISTRIBUTIONS
The following table summarizes the dividends and distributions declared and paid, for the year ended December 31:

	Declared			Paid
(MILLIONS)	2024	2023	2022	2024	2023	2022
Class A Preference Shares	$28	$27	$26	$28	$27	$26
Perpetual Subordinated Notes	37	29	29	37	29	27
Class A Preferred LP units	37	41	44	37	41	44
Participating non-controlling interests – in operating subsidiaries	891	1,428	1,275	891	870	1,275
GP Interest and incentive distributions	134	116	100	134	116	100
Redeemable/Exchangeable partnership units	277	265	250	276	263	250
BEPC exchangeable shares and class A.2 exchangeable shares	256	241	220	256	241	220
LP units	406	383	355	395	370	345
LP unit distributions per unit on an annualized basis were increased as follows:

Date of Increase	Amount of Increase	% Increase	Annual Distribution	Distribution Effective Date
February 2020	$0.06	5%	$1.160	March 2020
February 2021	$0.06	5%	$1.215	March 2021
February 2022	$0.06	5%	$1.280	March 2022
February 2023	$0.07	5%	$1.350	March 2023
February 2024	$0.07	5%	$1.420	March 2024
January 2025	$0.07	5%	$1.492	March 2025

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
SUPPLEMENTAL FINANCIAL INFORMATION
In April 2021, December 2021 and March 2024, Brookfield BRP Holdings (Canada) Inc., a wholly-owned subsidiary of Brookfield Renewable, issued $350 million, $260 million and $150 million, respectively, of perpetual subordinated notes at a fixed rate of 4.625%, 4.875% and 7.250%, respectively.
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

Pursuant to Rule 13-01 of the SEC's Regulation S-X, the following table provides combined summarized financial information of Brookfield BRP Holdings (Canada) Inc. and the guarantor subsidiaries for the year ended December 31:

(MILLIONS)	2024	2023	2022
Revenues(1)	$—	$—	$—
Gross profit	—	—	—
Dividend income from non-guarantor subsidiaries	746	511	777
Net income	547	428	708
(1)Brookfield Renewable's total revenues for the year ended December 31, 2024 were $5,876 million (2023: $5,038 million and 2022: $4,711 million).

(MILLIONS)	December 31, 2024	December 31, 2023
Current assets(1)	$392	$776
Total assets(2)(3)	507	2,521
Current liabilities(4)	7,259	8,399
Total liabilities(4)	7,698	8,455
(1)Amount due from non-guarantor subsidiaries was $383 million (2023: $767 million).
(2)Brookfield Renewable's total assets as at December 31, 2024 and December 31, 2023 were $94,809 million and $76,128 million.
(3)Amount due from non-guarantor subsidiaries was $408 million (2023: $2,421 million).
(4)Amount due to non-guarantor subsidiaries was $6,629 million (2023: $8,045 million).

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
Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for reserve accounts. As at December 31, 2024, letters of credit issued amounted to $2,792 million (2023: $2,126 million).

PART 6 – SELECTED QUARTERLY INFORMATION
HISTORICAL OPERATIONAL AND FINANCIAL INFORMATION

YEAR ENDED DECEMBER 31 (MILLIONS, EXCEPT AS NOTED)	2024	2023	2022
Operational information:
Capacity (MW)	46,211	32,949	25,377
Total generation (GWh)
Long-term average generation	94,339	75,584	63,656
Actual generation	80,842	69,704	63,036
Proportionate generation (GWh)
Actual Renewable generation	30,947	29,082	28,403
Additional financial information:
Net (loss) income attributable to Unitholders	$ (464)	$ (100)	$ (295)
Basic (loss) income per LP unit(1)	(0.89)	(0.32)	(0.60)
Proportionate Adjusted EBITDA(2)	2,408	2,182	2,002
Funds From Operations(2)	1,217	1,095	1,005
Funds From Operations per Unit(2)(3)	1.83	1.67	1.56
Distribution per LP unit	1.42	1.35	1.28
YEAR ENDED DECEMBER 31 (MILLIONS, EXCEPT AS NOTED)	2024	2023	2022
Property, plant and equipment, at fair value	$ 73,475	$ 64,005	$ 54,283
Equity-accounted investments	2,740	2,546	1,392
Total assets	94,809	76,128	64,111
Total borrowings	34,390	29,702	24,850
Deferred income tax liabilities	8,439	7,174	6,507
Other liabilities	15,524	9,273	6,468
Participating non-controlling interests – in operating subsidiaries	26,168	18,863	14,755
General partnership interest in a holding subsidiary held by Brookfield	50	55	59
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	2,457	2,684	2,892
BEPC exchangeable shares and class A.2 exchangeable shares	2,269	2,479	2,561
Preferred equity	537	583	571
Perpetual subordinated notes	737	592	592
Preferred limited partners’ equity	634	760	760
Limited partners’ equity	3,604	3,963	4,096
Total liabilities and equity	94,809	76,128	64,111
Debt-to-total capitalization (market value)(4)	40%	40%	39%
(1)For the year ended December 31, 2024, average LP units totaled 285.5 million (2023: 282.4 million and 2022: 275.2 million)
(2)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure, See “Cautionary Statement Regarding Use of Non-IFRS Measures” and “PART 4 – Financial Performance Review on Proportionate Information – Reconciliation of Non-IFRS Measures”.
(3)Average Units outstanding for the year ended December 31, 2024 totaled 663.6 million (2023: 657.1 million and 2022: 645.9 million) being inclusive of our LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares, class A.2 exchangeable shares and GP interest.
(4)Based on market values of Preferred equity, Perpetual subordinated notes, Preferred limited partners’ equity and Unitholders’ equity.

SUMMARY OF HISTORICAL QUARTERLY RESULTS
The following is a summary of unaudited quarterly financial information for the last eight consecutive quarters:

	2024				2023
(MILLIONS, EXCEPT AS NOTED)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total Generation (GWh) – LTA	24,779	22,151	24,895	22,514	22,641	16,800	18,622	17,636
Total Generation (GWh) – actual	21,121	18,819	20,602	20,300	17,006	15,870	17,798	18,875
Proportionate Renewable Generation (GWh) – LTA	8,616	8,132	9,522	8,654	8,492	7,110	8,396	7,853
Proportionate Actual Renewable Generation (GWh)	6,868	7,320	8,298	8,461	7,045	6,386	7,463	8,188
Revenues	$1,432	$1,470	$1,482	$1,492	$1,323	$1,179	$1,205	$1,331
Net (loss) income attributable to Unitholders	(9)	(181)	(154)	(120)	35	(64)	(39)	(32)
Basic (loss) income per LP unit	(0.06)	(0.32)	(0.28)	(0.23)	0.01	(0.14)	(0.10)	(0.09)
Funds From Operations	304	278	339	296	255	253	312	275
Funds From Operations per Unit	0.46	0.42	0.51	0.45	0.38	0.38	0.48	0.43
Distribution per LP unit	0.36	0.36	0.36	0.36	0.34	0.34	0.34	0.34

PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED DECEMBER 31
The following chart reflects the generation and summary financial figures on a proportionate basis for the three months ended December 31:

	(GWh)				(MILLIONS)
	Actual Renewable Generation		Renewable LTA Generation		Revenues		Adjusted EBITDA(1)		Funds From Operations(1)
	2024	2023	2024	2023	2024	2023	2024	2023	2024	2023
Hydroelectric
North America	1,880	2,456	2,910	2,910	$165	$199	$88	$121	$22	$55
Brazil	904	892	983	1,036	48	59	41	40	36	34
Colombia	776	789	1,009	995	100	87	50	41	28	16
	3,560	4,137	4,902	4,941	313	345	179	202	86	105
Wind	2,289	1,978	2,588	2,529	172	138	265	131	214	103
Utility-scale solar	731	658	896	833	58	85	99	121	70	93
Distributed energy & storage	288	272	230	189	50	51	37	42	23	26
Sustainable solutions	—	—	—	—	144	93	47	28	38	22
Corporate	—	—	—	—	—	—	(9)	6	(127)	(94)
Total	6,868	7,045	8,616	8,492	$737	$712	$618	$530	$304	$255
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

For the three months ended December 31, 2024, Funds From Operations were $304 million versus $255 million in the prior year. Funds From Operations increased $49 million primarily due to contributions from recently acquired and commissioned facilities, the benefits of inflation indexation on our contracted generation in Canada, Brazil and Colombia and gains related to the sale of a European development portfolio offset by lower resources at our North American hydroelectric portfolio.

RECONCILIATION OF NON-IFRS MEASURES
The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the three months ended December 31, 2024:

	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Net income (loss)	$(55)	$33	$93	$203	$(134)	$25	$105	$(82)	$188
Add back or deduct the following:
Depreciation	108	16	34	184	87	45	3	—	477
Deferred income tax (recovery) expense	(21)	(1)	7	21	(11)	(32)	5	(17)	(49)
Foreign exchange and financial instrument gain	(26)	(21)	(13)	(86)	(120)	(65)	(114)	(13)	(458)
Other(1)	10	4	(3)	81	330	115	22	8	567
Management service costs	—	—	—	—	—	—	—	47	47
Interest expense	90	15	80	136	97	38	4	49	509
Current income tax (recovery) expense	(1)	2	15	(16)	(50)	(115)	—	(1)	(166)
Amount attributable to equity accounted investments and non-controlling interests(2)	(17)	(7)	(163)	(258)	(100)	26	22	—	(497)
Adjusted EBITDA attributable to Unitholders	$88	$41	$50	$265	$99	$37	$47	$(9)	$618
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.
(2)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries, excluding amounts attributable to Unitholders. By adjusting Adjusted EBITDA attributable to non-controlling interest, Brookfield Renewable is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to Brookfield Renewable.

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the three months ended December 31, 2023:

	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Net income (loss)	$34	$1	$32	$142	$190	$(100)	$44	$(79)	$264
Add back or deduct the following:
Depreciation	110	26	34	215	98	28	6	—	517
Deferred income tax (recovery) expense	(36)	5	(2)	(39)	(31)	(41)	—	(7)	(151)
Foreign exchange and financial instrument (gain) loss	(55)	(1)	1	(50)	38	35	(57)	19	(70)
Other(1)	10	3	5	(147)	(158)	90	(17)	(9)	(223)
Management service costs	—	—	—	—	—	—	—	50	50
Interest expense	77	11	97	85	96	27	19	49	461
Current income tax expense	—	2	16	7	6	—	—	8	39
Amount attributable to equity accounted investments and non-controlling interests(2)	(19)	(7)	(142)	(82)	(118)	3	33	(25)	(357)
Adjusted EBITDA attributable to Unitholders	$121	$40	$41	$131	$121	$42	$28	$6	$530
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and Brookfield Renewable’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included within Adjusted EBITDA.
(1)Amount attributable to equity accounted investments corresponds to the Adjusted EBITDA to Brookfield Renewable that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries, excluding amounts attributable to Unitholders. By adjusting Adjusted EBITDA attributable to non-controlling interest, Brookfield Renewable is able to remove the portion of Adjusted EBITDA earned at non-wholly owned subsidiaries that are not attributable to Brookfield Renewable.

The following table reconciles the non-IFRS financial metrics to the most directly comparable IFRS measures. Net income is reconciled to Funds From Operations for the three months ended December 31:

(MILLIONS)	2024	2023
Net income	$188	$264
Add back or deduct the following:
Depreciation	477	517
Foreign exchange and financial instruments gain	(458)	(70)
Deferred income tax recovery	(49)	(151)
Other(1)	567	(223)
Amount attributable to equity accounted investments and non-controlling interest(2)	(421)	(82)
Funds from Operations	$304	$255
(1)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and the company’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations.
(2)Amount attributable to equity accounted investments corresponds to the Funds From Operations that are generated by its investments in associates and joint ventures accounted for using the equity method. Amounts attributable to non-controlling interest are calculated based on the economic ownership interest held by non-controlling interests in consolidated subsidiaries, excluding amounts attributable to Unitholders. By adjusting Funds From Operations attributable to non-controlling interest, Brookfield Renewable is able to remove the portion of Funds From Operations earned at non-wholly owned subsidiaries that are not attributable to Brookfield Renewable.
The following table reconciles the per Unit non-IFRS financial measures to the most directly comparable IFRS measures. Basic earnings per LP unit is reconciled to Funds From Operations per Unit, for the three months ended December 31:

	2024	2023
Basic loss per LP unit(1)	$(0.06)	$0.01
Depreciation	0.39	0.41
Foreign exchange and financial instruments gain	(0.24)	(0.01)
Deferred income tax recovery	(0.04)	(0.12)
Other(2)	0.41	0.09
Funds From Operations per Unit(3)	$0.46	$0.38
(1)Average LP units outstanding for the three months ended December 31, 2024 were 285.1 million (2023: 287.6 million).
(2)Other corresponds to amounts that are not related to the revenue earning activities and are not normal, recurring cash operating expenses necessary for business operations. Other also includes derivative and other revaluations and settlements, gains or losses on debt extinguishment/modification, transaction costs, legal, provisions, amortization of concession assets and the company’s economic share of foreign currency hedges and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term that are included in Funds From Operations as well as amounts attributable to holders of Redeemable/Exchangeable partnership units, GP interest and exchangeable shares.
(3)Average Units for the three months ended December 31, 2024 were 663.2 million (2023: 665.7 million), being inclusive of LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and class A.2 exchangeable shares and GP interest.

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
'- Enter into long-term contracts that specify the price at which electricity is sold

- Maintain a portfolio of short, medium, and long-term financial contracts to mitigate our exposure to fluctuations in electricity prices

- Ensure limits and controls are in place for trading activities

- As of December 31, 2024, we had, on a proportionate basis, approximately 88% of 2025 generation (2023: 88% of 2024 generation) contracted under power purchase agreements and financial contracts, excluding Brazil and Colombia. In Brazil and Colombia, on a proportionate basis, we had approximately 80% and 85% of 2025 (2023: 93% and 70%, of 2024, respectively) generation under power purchase agreements, respectively. See “Part 4 – Financial Performance Review on Proportionate Information”

Foreign currency
We are exposed to foreign currency risk – including Canadian dollar, Brazilian real, Euro, British pound sterling, Colombian peso, Indian rupee, Chinese yuan and Australian dollar – related to operations, anticipated transactions, and certain foreign currency debt.

'- Enter into foreign currency contracts designed to minimize the exposure to foreign currency fluctuations
- 39% of cash flow is generated in the United States while Canadian Dollar and Euro exposure, representing 36% of our portfolio, is proactively managed through foreign currency contracts
- Limited foreign currency contracts to hedge our exposure to currencies in South America and Asia-Pacific – representing 25% of our portfolio – due to the high costs associated with hedging certain currencies. However, these specific exposures are largely mitigated by the annual inflation-linked escalations in our power purchase agreements

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

- Our proportionate floating rate exposure represents 13% of our total debt, after affecting for variable-rate debt that has been hedged through the use of interest rate swaps. Our floating rate exposure arises primarily from our South American operations, as we have limited opportunities to raise fixed-rate debt or hedge due to the high associated costs

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

'- Diverse counterparty base with long-standing credit histories

- Exposure to counterparties with investment-grade credit ratings

- Use of standard trading contracts and other standard credit risk mitigation techniques

- As at December 31, 2024, 83% (2023: 86%) of Brookfield Renewable’s trade receivables were current

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

'- As at December 31, 2024, available liquidity was $4.3 billion. Liquidity is comprised of our share of cash and cash equivalents, investments in marketable securities, the available portion of the corporate credit facilities, and our share of subsidiary credit facilities. Details of the available liquidity and debt maturity ladder are included in “Part 5 – Liquidity and Capital Resources”
- Effective and regular monitoring of debt covenants and cooperation with lenders to cure any defaults
- Target investment grade debt or debt with investment grade characteristics with the ability to absorb volatility in cash flows
- Long-term duration of debt instruments and the diversification in maturity dates over an extended period of time
- Sufficient cash from operating activities, access to undrawn credit facilities, and possible capital markets financing to fund our operations and fulfill our obligations as they become due
- Ensure access to public capital markets and maintain a strong investment grade credit rating

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
(v) Impairment of goodwill
The impairment assessment of goodwill requires estimation of the value-in-use or fair value less costs of disposal of the cash generating unit or units (“CGUs”) or groups of CGUs to which goodwill has been allocated.
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
(i)Preparation of consolidated financial statements
These consolidated financial statements present the financial position, results of operations and cash flows of Brookfield Renewable. Judgment is required in determining which assets, liabilities and transactions are recognized in the consolidated financial statements as pertaining to Brookfield Renewable’s operations.
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
Annually, Brookfield Renewable determines the fair value of its property, plant and equipment using a methodology that it has judged to be reasonable. The methodology for hydroelectric assets is generally a twenty-year discounted cash flow model. Twenty years is the period considered reasonable as Brookfield Renewable has twenty-year capital plans and it believes a reasonable third party would be indifferent between extending the cash flows further in the model versus using a discounted terminal value. The methodology for wind, solar and other assets is to align the model length with the expected remaining useful life of the subject assets.
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
Brookfield Renewable’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth by the years 2028 to 2035 in North America, 2030 in Colombia, and 2028 in Brazil. The year of new entry is viewed as the point when generators must build additional capacity to maintain system reliability and provide an adequate level of reserve generation with the retirement of older coal-fired plants and rising environmental compliance costs in North America and Europe, and overall increasing demand in Colombia and Brazil. For the North American and European businesses, Brookfield Renewable has estimated a discount to these new-build renewable asset prices to determine renewable electricity prices for hydroelectric, solar and wind facilities. In Brazil and Colombia, the estimate of future electricity prices is based on a similar approach as applied in North America using a forecast of the all-in cost of development.
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
NEW ACCOUNTING STANDARDS
International Tax Reform - Amendments to IAS 12 – Pillar Two model rules
Brookfield Renewable operates in countries, including Canada, which have enacted new legislation to implement the global minimum top-up tax, effective from January 1, 2024. Brookfield Renewable has applied a temporary mandatory relief from recognizing and disclosing deferred taxes in connection with the global minimum top-up tax and will account for it as a current tax when it is incurred. There is no material current tax impact for the year ended December 31, 2024. The global minimum top-up tax is not anticipated to have a significant impact on the financial position of Brookfield Renewable.
Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2024. Brookfield Renewable has assessed the impact of these amendments and have noted no material impact.
FUTURE CHANGES IN ACCOUNTING POLICIES
IFRS 18 - Presentation and Disclosure in Financial Statements (“IFRS 18”)
In April 2024, the IASB issued IFRS 18, Presentation and Disclosure of Financial Statements. IFRS 18 is effective for periods beginning on or after January 1, 2027, with early adoption permitted. IFRS 18 is expected to improve the quality of financial reporting by requiring defined subtotals in the statement of profit or loss, requiring disclosure about management-defined performance measures, and adding new principles for aggregation and disaggregation of information. Brookfield Renewable has not yet determined the impact of this standard on its disclosures.
Amendments to IFRS 9 - Financial Instruments (“IFRS 9”) and IFRS 7 - Financial Instruments: Disclosures (“IFRS 7”) - Contracts Referencing Nature-Dependent Electricity
The amendments apply only to contracts referencing nature-dependent electricity and clarify the application of the “own-use” requirements, the use of hedge accounting, and adds new disclosure requirements around the effect of these contracts on the partnership’s financial performance and cash flows. The amendments to IFRS 9 and IFRS 7 apply to annual reporting periods beginning on or after January 1, 2026. Brookfield Renewable is currently assessing the impacts of these amendments.
There are currently no other future changes to IFRS with a potential material impact on Brookfield Renewable.
SUBSEQUENT EVENTS
Subsequent to year-end, Brookfield Renewable, together with its institutional partners, sold shares in TransAlta for total proceeds of approximately C$169 million ($118 million) (C$42 million ($30 million) net to Brookfield Renewable).

Subsequent to year-end, Brookfield Renewable and its institutional partners completed the dissolution of an existing joint venture in a 1,020 MW distributed generation portfolio in China. Brookfield Renewable received a non-cash distribution of approximately 541 MW distributed generation assets. As a result, Brookfield Renewable will derecognize its equity-accounted investment and consolidate the distributed generation portfolio.
Subsequent to year-end, Brookfield Renewable repurchased 422,800 LP units on the Toronto Stock Exchange at a total cost of $10 million.
Subsequent to year-end, Brookfield Renewable, together with its institutional partners, agreed to acquire a diversified operating and development platform in the U.S. with 3.9 GW of operating and under construction renewable power and storage assets and an over 30 GW development pipeline for equity consideration of approximately $950 million (expected $238 million net to Brookfield Renewable). The terms of the transaction imply an enterprise value for the portfolio of $1,735 million. The closing of this transaction is expected to occur in the first half of 2025 and is subject to customary closing conditions.
Subsequent to year-end, Brookfield Renewable, together with its institutional partners, agreed to the sale of a 25% interest in a 845 MW portfolio of wind assets in the U.S. for approximately $200 million (approximately $50 million net to Brookfield Renewable).
Subsequent to year-end, Brookfield Renewable, together with its institutional partners, completed the acquisition of a series of development distributed generation projects in the United States totaling approximately 31 MW for total consideration of approximately $27 million (approximately $7 million net to Brookfield Renewable). Brookfield Renewable holds a 25% interest in these investments.
In January 2025 Brookfield Renewable, together with its institutional partners, acquired an additional approximately 14% stake in Neoen on the open market, during the pre-offer period, bringing our total interest to approximately 67%. In February 2025 Brookfield Renewable, together with its institutional partners launched a mandatory cash tender offer for the remaining shares and convertible bonds of Neoen. The mandatory cash tender offer is expected to close in March 2025. As of the date of these annual consolidated financial statements, Brookfield Renewable, together with its institutional partners, holds an approximately 85% interest in Neoen on an as converted basis. If certain conditions are met, Brookfield Renewable, together with its institutional partners intends to implement a squeeze-out procedure in order to acquire the Neoen shares not tendered to the offer, which would result in the delisting of Neoen.
Brookfield Renewable, together with its institutional partners intends to finance the total tender offer for the outstanding shares and convertible bonds of Neoen, totaling €2,921 million ($3,024 million) and €481 million ($498 million) respectively as follows:

(US MILLIONS)
Brookfield Renewable	$54
Capital contributions from participating non-controlling interests	1,897
Due to related parties	950
Non-recourse borrowings	621
Total	$3,522

PART 9 – PRESENTATION TO STAKEHOLDERS AND PERFORMANCE MEASUREMENT
PRESENTATION TO PUBLIC STAKEHOLDERS
Equity
Brookfield Renewable’s consolidated equity interests include (i) non-voting publicly traded LP units, held by public unitholders and Brookfield, (ii) BEPC exchangeable shares, held by public shareholders and Brookfield Holders (iii) class A.2 exchangeable shares, held by Brookfield, (iii) Redeemable/Exchangeable Limited partnership units in BRELP, a holding subsidiary of Brookfield Renewable, held by Brookfield, and (iv) the GP interest in BRELP, held by Brookfield.
The LP units, the BEPC exchangeable shares, class A.2 exchangeable shares and the Redeemable/Exchangeable partnership units have the same economic attributes in all respects, except that the BEPC exchangeable shares and class A.2 exchangeable shares provide the holder, and the Redeemable/Exchangeable partnership units provide Brookfield, the right to request that all or a portion of such shares or units be redeemed for cash consideration. Brookfield Renewable, however, has the right, at its sole discretion, to satisfy any such redemption request related to Redeemable/Exchangeable partnership units and BEPC exchangeable shares with LP units, rather than cash, on a one-for-one basis. Similarly, Brookfield Renewable has the right, at its sole discretion, to satisfy any such redemption request related to class A.2 exchangeable shares with BEPC exchangeable shares or LP units, at the election of Brookfield, rather than cash, on a one-for-one basis. The public holders of BEPC exchangeable shares, and Brookfield Holders, as holder of BEPC exchangeable shares, class A.2 exchangeable shares and Redeemable/Exchangeable partnership units, participates in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP units. Because Brookfield Renewable, at its sole discretion, has the right to settle any redemption request in respect of BEPC exchangeable shares and Redeemable/Exchangeable partnership units with LP units and any redemption request in respect of class A.2 exchangeable shares with BEPC exchangeable shares or LP units, at the election of Brookfield, the BEPC exchangeable shares, class A.2 exchangeable shares and Redeemable/Exchangeable partnership units are classified under equity, and not as a liability.
Given the exchange feature referenced above, we are presenting LP units, BEPC exchangeable shares and class A.2 exchangeable shares, Redeemable/Exchangeable partnership units, and GP Interest as separate components of consolidated equity. This presentation does not impact the total income (loss), per unit or share information, or total consolidated equity.
As at the date of this report, Brookfield owns an approximate 48% LP unit interest, on a fully-exchanged basis, and all general partnership interests in Brookfield Renewable, representing a 0.01% interest, while the remaining approximately 52% is held by the public.
Actual and Long-term Average Generation
For assets acquired, disposed or reached commercial operation during the year, reported generation is calculated from the acquisition, disposition or commercial operation date and is not annualized. Generation on a same store basis refers to the generation of assets that were owned during both periods presented. As it relates to Colombia only, generation includes both hydroelectric and cogeneration facilities. Distributed energy & sustainable solutions includes generation from our distributed generation, pumped storage, North America cogeneration, and Brazil biomass assets.
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
For entities previously controlled by Brookfield Corporation, the voting agreements entered into do not represent business combinations in accordance with IFRS 3, as all combining businesses are ultimately controlled by Brookfield Corporation both before and after the transactions were completed. Brookfield Renewable accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 1(s)(ii) – Critical judgments in applying accounting policies – Common control transactions in our December 31, 2024 audited consolidated financial statements for our policy on accounting for transactions under common control.
PERFORMANCE MEASUREMENT
Segment Information
Our operations are segmented by – 1) hydroelectric, 2) wind, 3) utility-scale solar, 4) distributed energy and storage (distributed generation, pumped storage and battery energy storage systems), 5) sustainable solutions (agricultural renewable natural gas, carbon capture and storage, recycling, cogeneration, biomass, nuclear services, eFuels, and power transformation), and 6) corporate - with hydroelectric further segmented by geography (i.e., North America, Colombia, and Brazil). This best reflects the way in which the CODM reviews results of our company.
The reporting to the CODM was revised during the fourth quarter of 2023 to disaggregate the distributed energy & sustainable solutions business into distributed energy & storage and sustainable solutions. This change is consistent with the development of Brookfield Renewable’s business as distributed generation and sustainable solutions continue to grow as a more significant component of the business. The financial information of operating segments in the prior period has been restated to present the corresponding results of the distributed energy & storage and sustainable solutions.
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
Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, current income taxes, and other are items that will differ from results presented in accordance with IFRS as these items (1) include Brookfield Renewable’s proportionate share of earnings (loss) from equity accounted investments attributable to each of the above-noted items, (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items, and (3) other income includes but is not limited to our proportionate share of settled foreign currency and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains on non-core assets and on recently developed assets that we have monetized to reflect the economic value created from our development activities as we design, build and commercialize new renewable energy capacity and sell these assets to lower cost of capital buyers which may not otherwise be reflected in our consolidated statements of income.
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
Brookfield Renewable uses Adjusted EBITDA to assess the performance of its operations before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash income or loss from equity-accounted investments, distributions to preferred shareholders, preferred limited partnership unit holders, perpetual subordinated noteholders and other typical non-recurring items. Brookfield Renewable adjusts for these factors as they may be non-cash, unusual in nature and/or are not factors used by management for evaluating operating performance. Brookfield Renewable includes other income within Adjusted EBITDA in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in the current period.
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
Brookfield Renewable uses Funds From Operations to assess the performance of Brookfield Renewable before the effects of certain cash items (e.g., acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g., deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business. Brookfield Renewable includes other income in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in the current period. In the consolidated financial statements of Brookfield Renewable, the revaluation approach is used in accordance with IAS 16, Property, Plant and Equipment, whereby depreciation is determined based on a revalued amount, thereby reducing comparability with peers who do not report under IFRS as issued by the IASB or who do not employ the revaluation approach to measuring property, plant and equipment. Management adds back deferred income taxes on the basis that they do not believe this item reflects the present value of the actual tax obligations that they expect Brookfield Renewable to incur over the long-term investment horizon of Brookfield Renewable.
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

Proportionate Debt
Proportionate debt is presented based on the proportionate share of borrowings obligations relating to the investments of Brookfield Renewable in various portfolio businesses. The proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Proportionate debt measures are provided because management believes it assists investors and analysts in estimating the overall performance and understanding the leverage pertaining specifically to Brookfield’s share of its invested capital in a given investment. When used in conjunction with Proportionate Adjusted EBITDA, proportionate debt is expected to provide useful information as to how Brookfield Renewable has financed its businesses at the asset-level. Management believes that the proportionate presentation, when read in conjunction with Brookfield Renewable’s reported results under IFRS, including consolidated debt, provides a more meaningful assessment of how the operations of Brookfield Renewable are performing and capital is being managed.
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
The board of directors of the Managing General Partner is comprised of six directors, five of whom are independent pursuant to the NYSE Listed Company Manual and within the meaning of Canadian National Instrument 58-101 – Disclosure of Corporate Governance Practices. The following table presents certain information concerning the current board of directors of the Managing General Partner as of the date of this Form 20-F.

Name and Residence(1)	Age	Position	Principal Occupation

Jeffrey Blidner Ontario, Canada	76	Chair	Vice Chair of Brookfield

Sarah Deasley London, United Kingdom	55	Director	Executive Director of Frontier Economics

Nancy Dorn(3)(4) Georgia, United States	66	Director	Director

Lou Maroun(2)(3) Warwick, Bermuda	74	Director	Chairman of Sigma Capital Corporation

Stephen Westwell(2)(3) London, United Kingdom	66	Director	Director

Patricia Zuccotti(2) Washington, United States	77	Director	Director

(1)The business address for each of the directors is 73 Front Street, Hamilton, HM 12, Bermuda.
(2)Member of the Audit Committee. Patricia Zuccotti is the Chair of the Audit Committee and is an “audit committee financial expert” as defined by the SEC. Each member of the Audit Committee is financially literate.
(3)Member of the Nominating and Governance Committee. Lou Maroun is the chair of the Nominating and Governance Committee.
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

Nancy Dorn. Ms. Dorn is a director of the Managing General Partner since 2019. She is also a director of BEPC. Ms. Dorn is a retired corporate executive and U.S. government official now serving on several private sector, governmental and non-profit boards. Ms. Dorn retired from the General Electric Company in 2017 after serving for 14 years as the leader of the company’s government affairs and policy group. Prior to her career at General Electric Company, she served in a number of high-ranking positions in the U.S. Government, including Deputy Director of the Office of Management and Budget under President George W. Bush and Assistant Secretary of the Army (Civil Works) under President George H.W. Bush. She also worked in the Reagan Administration as Special Assistant to the President and in the State and Defense Departments. Ms. Dorn served on the Board of Governors of the Argonne National Laboratory (2018-2024) and on the Saint Simons Island Land Trust (2018-2024) in Saint Simons, Georgia. Ms. Dorn is a graduate of Baylor University.
Lou Maroun. Mr. Maroun is a director of the Managing General Partner since 2011. He is also a director of BEPC. Mr. Maroun was formerly the Executive Chairman of ING Real Estate Canada, and held executive positions in a number of real estate companies where he was responsible for overseeing operations, real estate transactions, financial oversight and management, asset and property management, as well as many other related functions. Mr. Maroun is a director of the general partner of Brookfield Property Partners L.P., where he is a member of the Audit Committee. Mr. Maroun is also Chairman of Sigma Capital Corporation with an emphasis on business strategy and strategic directions, capital markets management and mergers and acquisitions. Mr. Maroun graduated from the University of New Brunswick with a Bachelor’s degree, majoring in psychology, followed by a series of post graduate studies in finance and mortgage underwriting. In 2020, Mr. Maroun received an honorary doctorate from the University of Cape Breton, where he is Chairman of the University’s School of Business, Business Advisory Board. Mr. Maroun recently established a new company and is Chairman of Medical Concepts Consulting and Management, a Bermuda exempt corporation. Mr. Maroun is a Fellow of the Royal Institute of Chartered Surveyors.
Stephen Westwell. Mr. Westwell is a director of the Managing General Partner since 2019. He is also a director of BEPC. Mr. Westwell was the Chief Executive Officer of EFR Group BV, a European fuel distributor and retailer (2015-2016) and the Chief Executive Officer of Silver Ridge Power Inc., a global solar power company (2013-2014). Mr. Westwell held various management and executive positions for BP plc in South Africa, the United States and the United Kingdom (1988-2007). These executive positions included Chief Executive Officer for BP Solar and Chief Executive Officer for BP Alternative Energy. He served as Group Chief of Staff and member of BP Plc’s executive management team in the United Kingdom (2008-2011). Mr. Westwell also worked for Eskom Holdings Limited, the South African power utility, in several operational capacities. Mr. Westwell served as a director of Sasol Pty Limited, a global oil and chemical company (2012-2024). Mr. Westwell holds a Bachelor of Science, Engineering from the University of Natal, a Master of Business Administration from the University of Cape Town and a Master of Science in Management from Stanford University.
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

Our Management
The Managing General Partner does not have any employees. Instead, members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to fulfill the Service Provider’s obligations to provide us with management services under our Master Services Agreement. The following table presents certain information concerning our core senior management team that is principally responsible for our operations as well as their positions with the Service Provider as of the date of this Form 20-F.The further disclosure required under Canadian securities laws regarding the compensation of certain members of our core senior management team will be separately filed within 140 days of December 31, 2024.

Name	Years of experience in relevant industry or role	Years at Brookfield	Current Position with the Service Provider
Connor Teskey	15	12	Chief Executive Officer
Wyatt Hartley	19	15	Co-President
Jennifer Mazin	26	11	Co-President and General Counsel
Patrick Taylor	17	14	Chief Financial Officer
Natalie Adomait	14	14	Chief Operating Officer

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
Wyatt Hartley. Mr. Hartley is the Co-President of the Service Provider and a Managing Partner of Brookfield. He is responsible for overseeing portfolio companies and leading the growth of Brookfield Renewable’s platform in the United States. Mr. Hartley holds a Bachelor of Science from Queen’s University and is a member of the Chartered Professional Accountants of Canada (CPA, CA).
Jennifer Mazin. Ms. Mazin is the Co-President and General Counsel of the Service Provider and a Managing Partner of Brookfield. Ms. Mazin has overall responsibility for transaction execution and public company matters. Ms. Mazin received her Bachelor of Arts from the University of Western Ontario and her law degree from the University of Toronto. She is called to the bars of the State of New York and the Province of Ontario.
Patrick Taylor. Mr. Taylor is the Chief Financial Officer of the Service Provider and a Managing Director of Brookfield. He directs all capital markets activities, accounting, financial reporting, treasury, taxation and investor relations, on a global basis. Mr. Taylor holds a Bachelor of Business Administration degree from Wilfrid Laurier University and is a Chartered Professional Accountant.
Natalie Adomait. Ms. Adomait is the Chief Operating Officer of the Service Provider and a Managing Partner of Brookfield. Ms. Adomait is responsible for the global asset management group and oversees the strategy, growth and execution of business plans for our portfolio companies globally. Ms. Adomait holds a Bachelor of International Business (Highest Honours) degree from Carleton University.
See also information contained under Item 3.D “Risk Factors — Risks Relating to Our Relationship with Brookfield” and Item 7.B “Related Party Transactions”.
Management Diversity
Brookfield Renewable is externally managed by the Service Provider, and Brookfield Renewable does not evaluate, determine or make any hiring or promotion decisions for the Service Provider. The Service Provider makes hiring and promotion decisions based solely on merit, so that each officer and employee possesses the necessary skills, knowledge and experience to do his or her job. The Service Provider is committed to workplace diversity, including but not limited to, providing opportunities and support to promote success for female employees and promoting diversity of gender, culture, geography, and skills. The Service Provider appreciates the benefits of leveraging a range of diverse talents and perspectives and actively supports the development and advancement of a diverse group of employees capable of achieving management roles, including executive officer positions. The Service Provider does not have targets for the representation of women in executive officer positions because such targets do not accurately reflect the full range of factors considered in hiring or promoting executive officers. Currently, 40% of Brookfield Renewable’s executive management team are women.
Our Master Services Agreement
BEP, BRELP, BEPC, BRHC and the Holding Entities entered into our Master Services Agreement pursuant to which the Service Provider has agreed to provide oversight of our business and provide the services of senior management to Brookfield Renewable. In addition, the Service Provider has agreed to provide services relating to acquisitions or dispositions, financings, business planning and strategy and oversight and supervision of various day to day management and administrative activities. The Operating Entities are not a party to our Master Services Agreement.
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
Management Fee
Pursuant to the Master Services Agreement, in exchange for the management services provided to Brookfield Renewable by the Service Provider, Brookfield Renewable pays an annual management fee (the “Base Management Fee”) to the Service Provider of $20 million (adjusted annually for inflation at an inflation factor based on year-over-year United States consumer price index) plus 1.25% of the amount by which the market value of Brookfield Renewable exceeds an initial reference value. BEPC pays its proportionate share of such fee, and BEPC's proportionate share of the Base Management Fee is calculated on the basis of BEPC's business relative to the partnership's business. The Base Management Fee is calculated and paid on a quarterly basis. For purposes of calculating the Base Management Fee, the market value of Brookfield Renewable is equal to the aggregate value of all outstanding LP units on a fully-diluted basis, preferred units and securities of the other Service Recipients (including BEPC exchangeable shares and class A.2 exchangeable shares) that are not held by Brookfield Renewable, plus all outstanding third party debt with recourse to a Service Recipient, less all cash held by such entities. BRP Bermuda GP Limited, a subsidiary of Brookfield, also receives incentive distributions based on the amount by which quarterly distributions on BRELP limited partnership units (other than BRELP Class A Preferred Units), as well as economically equivalent securities of the other Service Recipients, including BEPC, exceed specified target levels as set forth in the Amended and Restated Limited Partnership Agreement of BRELP, which specified target levels were amended in connection with the Special Distribution. The Base Management Fee will not be reduced by the amount of any incentive distribution payable by any Service Recipient or Operating Entity to the Service Provider (or any other affiliate) (for which there is a separate credit mechanism under the Amended and Restated Limited Partnership Agreement of BRELP), or any other fees that are payable by any Operating Entity to Brookfield for financial advisory, operations and maintenance, development, operations management and other services. See Item 7.B “Related Party Transactions — Incentive Distributions” and “— Other Services”.
The Base Management Fee payments for the years ended December 31, 2024, 2023 and 2022, respectively, are set out below:

(MILLIONS)	2024	2023	2022
Base management fee	$204	$205	$243
To the extent that under any other arrangement Brookfield Renewable is obligated to pay a Base Management Fee (directly or indirectly through an equivalent arrangement) to the Service Provider (or any affiliate) on a portion of Brookfield Renewable’s capital that is comparable to the Base Management Fee, the Base Management Fee payable for each quarter in respect thereof will be reduced on a dollar-for-dollar basis by Brookfield Renewable’s proportionate share of the comparable Base Management Fee (or equivalent amount) under such other arrangement for that quarter.
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
Pursuant to our Master Services Agreement, members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to fulfill obligations under our Master Services Agreement. These individuals, including the Brookfield employees identified in the table above under Item 6.A “Directors and Senior Management — Our Management”, are not compensated by BEP or our Managing General Partner; instead they are and will continue to be compensated by Brookfield. Further disclosure required under Canadian securities laws regarding the compensation of certain members of our core senior management team for the year ended December 31, 2024 will be separately filed in Canada within 140 days of December 31, 2024 and furnished concurrently on a Form 6-K.
Board of Directors of the Managing General Partner
Our directors are entitled to an annual retainer of $165,000 for their service on the board of directors and committees of the Managing General Partner and the board of directors and committees of BEPC, and reimbursement of expenses incurred in attending meetings. For the year ended December 31, 2024, each of the directors received $165,000 for their service on the board of directors and committees of the Managing General Partner and the board of directors and committees of BEPC, and reimbursement of expenses incurred in attending meetings. Additionally, in recognition of the time commitment required by certain directors for travel to attend board meetings in Bermuda, directors resident in certain locations receive an annual long distance travel stipend of $15,000.
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
Indebtedness of Directors and Executive Officers
As at the date of this Form 20-F, and at all times since January 1, 2024, none of the directors, officers, employees and former directors, officers and employees of the Managing General Partner, the Service Provider or any of their respective subsidiaries, nor any of their associates, has or had any indebtedness owing to Brookfield Renewable.
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
Size, Independence and Composition of the Board of Directors
The Managing General Partner’s board of directors currently has six directors. The board may consist of between three and eleven directors or such other number of directors as may be determined from time-to-time by a resolution of the Managing General Partner’s shareholders and subject to its bye-laws. At least three directors and at least a majority of the directors holding office must be independent of the Managing General Partner and Brookfield, as determined by the full board of directors using the standards for independence established under applicable securities laws. In addition, in February 2016 the board of directors of the Managing General Partner, on the recommendation of the Nominating and Governance Committee, appointed a lead independent director. The responsibilities of the lead independent director, who is currently Nancy Dorn, include presiding over sessions of the board of directors of the Managing General Partner when the Chair is not present as well as the in camera meetings that follow each scheduled board meeting. Shareholders and other interested parties may communicate with any member of the board of directors, including its Chair, the lead independent director and the independent directors as a group, by contacting BEP’s Corporate Secretary at 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda, +441-294-3304.
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
All board of director appointments will be based solely on merit, having due regard for the benefits of diversity, so that each nominee possesses the necessary skills, knowledge and experience to serve effectively as a director. Therefore, in the director identification and selection process, gender diversity influences succession planning and is one criterion in adding new members to the board of directors. Brookfield Renewable appreciates the benefits of leveraging a range of diverse talents and perspectives and is committed to pursuing the spirit and letter of the Diversity Policy. The Nominating and Governance Committee is responsible for overseeing the implementation of the Diversity Policy and for monitoring progress towards achieving its objectives. The board of directors currently has six directors, five of whom are independent, and three of whom are female (who are independent directors). Accordingly, 50% of the board of directors is made up of women and women represent 60% of the independent directors. The Diversity Policy does not set any formal targets on diversity for directors at this time, because of the current need for geographic diversity of directors and the emphasis on subject matter expertise.
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
The board of directors of the Managing General Partner had four regular quarterly meetings as well as one special meeting in 2024. Four regular quarterly meetings are scheduled for 2025.

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
The following table describes the independence status of the directors of the Managing General Partner.

Director	Independence Status	Reason for Related Status
Jeffrey Blidner	Related	Mr. Blidner is a Vice Chair of Brookfield Corporation
Sarah Deasley	Independent
Nancy Dorn	Independent
Lou Maroun	Independent
Stephen Westwell	Independent
Patricia Zuccotti	Independent
The Chair of the Managing General Partner’s board of directors is Jeffrey Blidner, who is not an independent director. However, each of the committees of the board of directors is fully comprised of independent directors and the Board has a lead independent director, Nancy Dorn. In addition, special committees of independent directors may be formed from time to time to review particular matters or transactions. The board of directors encourages regular open dialogue between the independent directors and the Chair to discuss matters raised by independent directors.
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
Other Directorships
The following directors of the Managing General Partner are also directors of other reporting issuers (or the equivalent in foreign jurisdictions):
•Jeffrey Blidner: Brookfield Corporation; Brookfield Infrastructure Corporation; Brookfield Business Corporation; the general partner of each of Brookfield Property Partners L.P., Brookfield Infrastructure Partners L.P. and Brookfield Business Partner L.P.; BEPC
•Sarah Deasley: BEPC
•Nancy Dorn: BEPC
•Lou Maroun: BEPC; and the general partner of Brookfield Property Partners L.P.
•Stephen Westwell: BEPC
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
As of the date of this Form 20-F, the Audit Committee was comprised of the following three directors: Patricia Zuccotti (Chair), Stephen Westwell and Lou Maroun, all of whom are independent directors.
The Audit Committee had four regular quarterly meetings in 2024 as well as one special meeting. All of the committee members were present in person or by telephone. Four regular quarterly meetings are scheduled for 2025.
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
The Nominating and Governance Committee had four regular meetings in 2024 as well as one special meeting. All of the committee members were present in person or by telephone. Four regular quarterly meetings are scheduled for 2025.
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
The Managing General Partner does not have any executive officers. As the Service Provider manages BEP pursuant to our Master Services Agreement, the compensation of our core senior management team is determined by Brookfield. Our Nominating and Governance Committee is responsible for supervising any changes in the fees to be paid pursuant to our Master Services Agreement. See Item 6.A “Directors and Senior Management — Our Management” and Item 6.B “Compensation — Our Management”. As of the date of this Form 20-F, the Nominating and Governance Committee was comprised of the following three directors: Lou Maroun (Chair), Nancy Dorn and Stephen Westwell, all of whom are independent directors.
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
Brookfield Renewable has approximately 5,270 employees (inclusive of employees employed by its consolidated portfolio companies) involved in the day-to-day operations of our facilities and the development of our business, of which approximately 298 are located in Canada, 1,825 are located in the United States, 622 are located in Brazil, 605 are located in Colombia, 475 are located in Europe, 165 are located in China, 844 are located in India and 17 are located in South Korea. This also includes 317 employees who work in our business services group, which provides finance, IT and payroll services to our business in Canada and the United States. Approximately 1,605, or approximately 30% of these employees, are covered by collective agreements expiring between 2025 and 2033. 11 of these collective agreements are due to be renewed in 2025.
We maintain very good relations with represented and salaried employees across all facilities. Relationships with the various unions in Canada, the United States, Brazil, Colombia, Spain and China have also been positive, without the occurrence of any work disruptions that would have had a negative impact on the business. Our corporate group, including the Manager, has an additional approximately 235 employees with non-operational roles who are largely based in Canada and the U.K.
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

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A    MAJOR SHAREHOLDERS
As of February 21, 2025, there are 284,915,598 LP units outstanding. To our knowledge, as at February 21, 2025, no person or company, other than the Brookfield Holders, beneficially owns or controls or directs, directly or indirectly, more than 5% of our LP units, on a fully-exchanged basis. The Brookfield Holders beneficially own, collectively, 74,339,049 LP units, 194,487,939 Redeemable/Exchangeable partnership units, 10,094,152 BEPC exchangeable shares and 34,719,683 class A.2 exchangeable shares, or an approximate 48% interest in BEP (on a fully-exchanged basis, assuming the exchange of all of the outstanding Redeemable/Exchangeable partnership units, BEPC exchangeable shares and class A.2 exchangeable shares) including Brookfield’s indirect general partnership interest in the Managing General Partner and the BRELP GP LP. All LP units, including those held by the Brookfield Holders, are non-voting. Included in the LP units that the Brookfield Holders beneficially own are 5,148,270 LP units held by subsidiaries of Brookfield Wealth Solutions, and included in the BEPC exchangeable shares the Brookfield Holders beneficially own are 10,094,152 BEPC exchangeable shares held by subsidiaries of Brookfield Wealth Solutions. Brookfield Corporation and Brookfield Wealth Solutions have agreed that all decisions to be made by subsidiaries of Brookfield Wealth Solutions with respect to the voting of the LP units or BEPC exchangeable shares held by subsidiaries of Brookfield Wealth Solutions will be made jointly by mutual agreement of the applicable Brookfield Wealth Solutions subsidiary and Brookfield Corporation. Brookfield Wealth Solutions may acquire additional LP units, BEPC exchangeable shares or other securities exchangeable for LP units. It is expected that any LP units, BEPC exchangeable shares or other securities exchangeable for LP units held by Brookfield Wealth Solutions will be subject to the foregoing voting arrangements. See also the information contained in this Form 20-F under Item 10.B “Memorandum and Articles of Association — Description of our LP units, Preferred Units and the Amended and Restated Limited Partnership Agreement of BEP”.

As of February 21, 2025, 10,185 of our outstanding LP units were held by 9 holders of record in the United States, not including LP units held of record by DTC. As of February 21, 2025, DTC was the holder of record of 64,871,650 LP units.
The following table sets forth information, as of February 21, 2025, regarding the beneficial ownership of LP units by each person that is a beneficial owner of more than 5% of our LP units, on a fully-exchanged basis.

Name	LP units	Percentage of LP units
Brookfield Corporation(1)(2)(3)	313,640,823	48%

(1)Includes 194,487,939 Redeemable/Exchangeable partnership units which are redeemable for cash or exchangeable for LP units in accordance with the Redemption-Exchange Mechanism and 34,719,683 class A.2 exchangeable shares, which are exchangeable for LP units and 5,148,270 LP units and 10,094,152 BEPC exchangeable shares held by subsidiaries of Brookfield Wealth Solutions. Brookfield Corporation and Brookfield Wealth Solutions have agreed that all decisions to be made by subsidiaries of Brookfield Wealth Solutions with respect to the voting of the LP Units and BEPC exchangeable shares held by subsidiaries of Brookfield Wealth Solutions will be made jointly by mutual agreement of the applicable Brookfield Wealth Solutions subsidiary and Brookfield Corporation. In addition, Brookfield Corporation has an indirect general partnership interest in BEP and BRELP through its indirect wholly-owned subsidiary Brookfield Renewable Power Inc. All Redeemable/Exchangeable partnership units and all limited partnership units of BRELP held by BEP are non-voting. For additional information, see Item 10.B “Memorandum and Articles of Association — Description of the Amended and Restated Limited Partnership Agreement of BRELP — Units”.
(2)Assuming the exchange of all of the outstanding Redeemable/Exchangeable partnership units and class A.2 exchangeable shares indirectly held by Brookfield Corporation and of all of the outstanding BEPC exchangeable shares and including Brookfield Asset Management’s indirect general partnership interests. Assuming that only the Redeemable/Exchangeable partnership units, BEPC exchangeable shares indirectly held by the Brookfield Holders and class A.2 exchangeable shares, as applicable, are exchanged for LP units, the percentage would be approximately 59.8%.
(3)In addition, BAM Partners Trust (the “BN Partnership”) may be deemed a beneficial owner of such LP units. BN Partnership is a trust established under the laws of Ontario and is the sole owner of the Class B limited voting shares of Brookfield Corporation. The BN Partnership has the ability to appoint one half of the board of directors of Brookfield Corporation and approve all other matters requiring shareholder approval of Brookfield Corporation with no single individual or entity controlling the BN Partnership. As such, the BN Partnership may be deemed to have indirect beneficial ownership in 313,640,823 of our LP units. The business address of Brookfield Corporation and the BN Partnership is Brookfield Place, 181 Bay Street, Suite 100, P.O. Box 762, Toronto, Ontario, Canada, M5J 2T3.
See also the information contained in this Form 20-F under Item 3.D “Risk Factors—Risks Relating to our Relationship with Brookfield”, Item 6.A “Directors and Senior Management”, Item 6.C “Board Practices” and Item 7.B “Related Party Transactions”.
7.B    RELATED PARTY TRANSACTIONS
RELATIONSHIP WITH BROOKFIELD
Brookfield Corporation is a leading global investment firm focused on building long-term wealth for institutions and individuals around the world. It has one of the largest pools of discretionary capital globally, which is deployed across its three core businesses – asset management, wealth solutions, and its operating businesses. Through these core businesses, Brookfield Corporation invests in real assets that form the backbone of the global economy to deliver strong risk-adjusted returns to its stakeholders. Over the long term, Brookfield Corporation is focused on delivering 15%+ annualized returns to shareholders. Brookfield Corporation is listed on the NYSE and on the TSX under the symbol “BN”.
Brookfield Asset Management is a leading global alternative asset manager, headquartered in New York, with over $1 trillion of assets under management across renewable power and transition, infrastructure, real estate, private equity, and credit. It invests client capital for the long term with a focus on real assets and essential service businesses that form the backbone of the global economy. It offers a range of alternative investment products to investors around the world - including sovereign wealth funds, pension plans, endowments, foundations, financial institutions, insurance companies, and individual investors. It draws on Brookfield’s heritage as an owner and operator to invest for value and seeks to generate strong returns for its clients, across economic cycles.
Brookfield’s global alternative asset management business is wholly-owned, directly and indirectly, by Brookfield Asset Management.

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
See also the information contained in this Form 20-F under Item 3.D “Risk Factors — Risks Relating to Our Relationship with Brookfield”, Item 5.A “Operating Results — Related Party Transactions”, Item 6.A “Directors and Senior Management”, Item 6.C “Board Practices” and Item 7.A “Major Shareholders” and Note 29 to our audited consolidated financial statements for the year ended December 31, 2024, 2023 and 2022, respectively.
Relationship Agreement
BEP, BRELP, the Service Provider, Brookfield Corporation and others have entered into the Relationship Agreement, which governs aspects of the relationship among them. BEPC, being a controlled subsidiary of BEP, is automatically entitled to the benefits and subject to certain obligations under the Relationship Agreement. Pursuant to the Relationship Agreement, Brookfield has agreed that Brookfield Renewable will serve as its primary (though not exclusive) public vehicle through which it will, directly or indirectly, acquire renewable power assets on a global basis alongside other Brookfield Accounts, as further described herein. Brookfield Renewable’s acquisition strategy focuses on large scale transactions, for which it believes there is less competition and where Brookfield has sufficient influence or control so that Brookfield’s operations-oriented approach can be deployed to create value. An integral part of Brookfield Renewable’s strategy is to participate with institutional investors in Brookfield Accounts for acquisitions that fit Brookfield Renewable’s strategy. Brookfield has a strong track record of leading Brookfield Accounts and actively managing underlying assets to improve performance. Currently, Brookfield manages, among others, the Brookfield Americas Infrastructure Fund, a $2.7 billion infrastructure fund focused on the Americas, Brookfield Infrastructure Fund II, a $7 billion global infrastructure fund, Brookfield Infrastructure Fund III, a $14 billion global infrastructure fund, Brookfield Infrastructure Fund IV, an approximately $20 billion global infrastructure fund, Brookfield Infrastructure Fund V, an approximately $20 billion global infrastructure fund, Brookfield Infrastructure Debt Fund, an infrastructure fund focused on credit investments, Brookfield Global Transition Fund, a $15 billion global fund focusing on energy transition investments, Brookfield Global Transition Fund II, a global fund focusing on energy transition investments and the Catalytic Transition Fund, a fund focused on directing capital into clean energy and transition assets in emerging economies. Brookfield is the manager of each such Brookfield Account and typically commits to invest approximately 20% to 30% of the capital of each account alongside third-party investors. It is currently intended that Brookfield Renewable will be allocated such commitments to Brookfield Accounts that are suitable for Brookfield Renewable’s investment mandate and, in this fashion, Brookfield Renewable will participate in future renewable power acquisitions identified by Brookfield and that are allocated to such accounts (i.e., Brookfield Renewable would fund Brookfield’s participation in such accounts with respect to renewable power investments made by such accounts). Brookfield’s commitment to Brookfield Renewable and Brookfield Renewable’s ability to take advantage of opportunities is subject to a number of inherent limitations such as Brookfield Renewable’s financial capacity, the suitability of funds and acquisition opportunities for Brookfield Renewable in terms of the underlying investment characteristics, fit with Brookfield Renewable’s strategy and other portfolio construction considerations, limitations arising from the tax and regulatory regimes that govern the Brookfield Renewable’s affairs and certain other restrictions. See Item 3.D “Risk Factors—Risks Relating to Our Relationship with Brookfield”.
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

Master Services Agreement
BEP, BRELP, BEPC, BRHC and the Holding Entities entered into our Master Services Agreement pursuant to which the Service Provider has agreed to provide oversight of the business and provide the services of senior officers to Brookfield Renewable. In addition, the Service Provider has agreed to provide investment advisory services to Brookfield Renewable, including services relating to acquisitions and dispositions, financings, business planning and strategy, and oversight of investments, as well as supervision of various day to day management and administration activities. In exchange for providing these services, the Service Provider is entitled to a Base Management Fee, which for the year ended December 31, 2024 was approximately $204 million. For a detailed description of our Master Services Agreement, see Item 6.A “Directors and Senior Management — Our Master Services Agreement”. For components of the management fee, see Item 6.A — “Directors and Senior Management — Our Master Services Agreement — Management Fee”.
Incentive Distributions
Brookfield’s general partner interest in BRELP, through its indirect wholly-owned subsidiary BRELP GP LP, entitles it to incentive distribution rights that are based on the amount by which quarterly distributions on BRELP’s units (including securities such as BEPC exchangeable shares and class A.2 exchangeable shares that are the economic equivalent of an LP unit, but excluding BRELP’s class A preferred units) exceed specified target levels. See Item 10.B “Memorandum and Articles of Association — Description of the Amended and Restated Limited Partnership Agreement of BRELP — Distributions”.
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
As part of the Energy Marketing Internalization, Brookfield Renewable and Brookfield entered into an agreement pursuant to which BRTM provides energy marketing services to Brookfield for a fee. See “Energy Marketing Agreement”. See also “Related Party Transactions — Conflicts of Interest and Fiduciary Duties”.
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
In connection with the Energy Marketing Internalization, Brookfield and Brookfield Renewable agreed to effectively reduce the price guaranteed by Brookfield under the Energy Revenue Agreement by $3 per MWh for the period from 2021 to 2025 and by $5.03 per MWh for 2026, and BEM LP and BPUSHA agreed that the term of the Energy Revenue Agreement may be extended to 2046. The realized price on this contract between Brookfield and Brookfield Renewable was $74 per MWh in 2024.
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
BEPC Registration Rights Agreement
On December 24, 2024, BEPC, BEP and Brookfield entered into a registration rights agreement (the “BEPC Registration Rights Agreement”), which is comparable to the BEP Registration Rights Agreement described above. Under the BEPC Registration Rights Agreement, BEPC agreed that, upon the request of Brookfield, BEPC will file one or more registration statements or prospectuses to register for sale and qualify for distribution under applicable securities laws any of BEPC exchangeable shares held by Brookfield. In the BEPC Registration Rights Agreement, BEPC agreed to pay expenses in connection with such registration and sales and will indemnify Brookfield for material misstatements or omissions in the registration statement. U.S. federal and state securities laws may impose liability under certain circumstances on persons that fail to act in good faith. Notwithstanding anything to the contrary in these agreements, nothing in these agreements is intended to, or will, constitute a waiver of any rights or remedies that a Brookfield Account or any investors may have under such laws.
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
Brookfield’s activities include, among others: investment and asset management; managing and investing proprietary as well as insurance and reinsurance capital; sponsoring, offering and managing private and public investment vehicles that invest in the global fixed income, currency, commodity, equities, private equity and other markets; developing, constructing, owning, managing, operating and servicing real estate, renewable power, infrastructure and other companies and assets, including among others residential, commercial, storage and mixed-use real estate, data centers, transportation facilities, electric utilities, industrial and manufacturing facilities, energy companies, metals and mining companies, timberlands and agrilands, natural gas pipelines and other assets; providing capital and financing solutions, as well as financial advisory, business development and other financial services; and other activities (collectively, “Brookfield Activities”). It is expected that Brookfield Renewable and Brookfield Accounts in which we invest will benefit from Brookfield’s expertise, market positioning and connectivity that arise from Brookfield Activities. At the same time, in the ordinary course of its business, Brookfield’s and other Brookfield Accounts’ interests are expected to conflict with the interests of Brookfield Renewable and Brookfield Accounts in which we invest, notwithstanding Brookfield’s direct or indirect participation in Brookfield Renewable, Brookfield Renewable’s investments and Brookfield Accounts in which we invest. While Brookfield expects that its expertise as a global real asset operator will directly impact the ability of Brookfield Renewable and the Brookfield Accounts in which we invest to identify, access and assess investment opportunities, and that we and the Brookfield Accounts’ investments will benefit from the greater Brookfield ecosystem, there can be no assurance of any such successful collaboration or synergies. A lack of successful collaboration or synergies, whether as a result of concerns related to conflicts or otherwise, could impact Brookfield Renewable’s ability to successfully implement its strategies or achieve its investment objectives.
As discussed above, investors should note that this Form 20-F and the Amended and Restated Limited Partnership Agreement of BEP and the Amended and Restated Limited Partnership Agreement of BRELP contain disclosures and provisions that, subject to applicable law, (i) reduce or modify the duties (including fiduciary or other duties owed to us and our Unitholders) to which Brookfield would otherwise be subject, (ii) waive obligations or consent to conduct of Brookfield that might not otherwise be permitted pursuant to such duties and (iii) limit the remedies of Unitholders with respect to breaches of such duties. Additionally, our Amended and Restated Limited

Partnership Agreement contains exculpation and indemnification provisions that, subject to the specific exceptions therein, provide that Brookfield and its affiliates and our directors will be held harmless and indemnified for matters relating to the operation of Brookfield Renewable, including matters that may involve one or more potential or actual conflicts of interest. The governing documents of Brookfield Accounts in which we invest contain similar provisions. Notwithstanding anything to the contrary contained herein or in the Limited Partnership Agreements of BEP and BRELP, nothing contained herein or in the Limited Partnership Agreements of BEP and BRELP shall restrict, amend, eliminate or waive any fiduciary duties of an indemnified party (or any rights of the Brookfield Accounts in which we invest or their limited partners in respect thereof) under (A) the Investment Advisers Act of 1940 or (B) any other applicable U.S. federal or state law to the extent (but only to the extent) that such restriction, amendment, elimination or waiver would be in violation of such other U.S. federal or state law.
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
Investment opportunities generally will be allocated pursuant to (and in accordance with) Brookfield Accounts’ investment priorities (if any). Under certain circumstances, where the investment mandate of Brookfield Renewable (or of Brookfield Accounts in which we invest) overlaps with the investment mandate of one or more other Brookfield Accounts, any investment opportunity that is suitable for Brookfield Renewable (or a Brookfield Account in which we invest) and one or more other Brookfield Account(s) may be allocated among Brookfield Renewable (or a Brookfield Account in which we invest) and such other Brookfield Account(s) on a basis that

Brookfield determines in good faith is fair and equitable taking into account one or more factors (the “Allocation Factors”), as it deems relevant in its discretion including (among others) (i) the size, nature and type of the investment opportunity (including the risk and return profiles of the opportunity, expected holding period and other attributes) as well as its fit within each Brookfield Account’s investment focus, (ii) the nature of the investment mandate (including investment focus, objectives, strategies guidelines, limitations, risk-return targets, client instructions (if any) and risk tolerance), as each is determined and adjusted from time to time over the lives of Brookfield Renewable (or a Brookfield Account in which we invest) and such other Brookfield Account(s), (iii) the geographic location of the investment opportunity, and Brookfield’s determination of the appropriateness of the risks of investing in such location for Brookfield Renewable (and such Brookfield Accounts in which we invest) and such other Brookfield Account(s), (iv) investment priorities of each Brookfield Account, including in connection with follow-on opportunities, (v) the relative amounts of capital available (or expected to be available) for investment for the period in which such investment will be consummated, (vi) principles of diversification of investments (including, among others, sector, geographic, risk, asset and/or other portfolio diversification and/or concentration considerations), (vii) expected future capacity of Brookfield Renewable (or a Brookfield Account in which we invest) and such other Brookfield Account(s), (viii) cash and liquidity needs, including for active pursuit of pipeline and staged draw investments (including funding obligations with respect to such investments that are contingent upon achievement of certain milestones) by Brookfield Renewable (or a Brookfield Account in which we invest) and such other Brookfield Account(s), (ix) the management (including mitigation) of any actual or potential conflict of interest considerations, including in connection with investment in different parts of an issuer’s capital structure, (x) limitations imposed by investors in one or more Brookfield Accounts in which we invest (pursuant to consent and/or approval rights or as otherwise agreed to with such investors), (xi) statutory minimum capital, risk retention and surplus requirements applicable to the relevant Brookfield Accounts in which we invest, (xii) the capital efficiency of the investment opportunity for insurance and/or other purposes, (xiii) expected or actual ratings or lack of ratings of the investment opportunity, (xiv) the availability of other appropriate or similar investment opportunities, (xv) the extent to which the investment professionals involved in managing Brookfield Renewable (or a Brookfield Account in which we invest) or such other Brookfield Account(s) participated in the sourcing and/or diligencing of the investment opportunity and as a result their knowledge and understanding of the investment opportunity, (xvi) whether the allocation would result in a Brookfield Account receiving a de minimis amount or an amount below the established minimum quantity, (xvii) related-party nature of the transaction and potential conflicts considerations that could arise as a result, (xviii) whether the relevant Brookfield Accounts are in liquidation, and/or (xix) other considerations deemed relevant by Brookfield (including legal, regulatory, tax, structuring, compliance, investment-specific, timing and similar considerations). To the extent that Brookfield determines that an overlap situation is likely to be recurring for particular types of investment opportunities, Brookfield could (but will not be required to) determine to apply the Allocation Factors in accordance with a formulaic or other systematic approach for any period of time, as it deems appropriate in its sole discretion.
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
Notwithstanding anything in the foregoing to the contrary, opportunities to invest in asset managers, including companies that provide or receive investment advisory and/or operational services with respect to assets that our group (and the Brookfield Accounts in which we invest) focus on investing in (collectively, “Asset Management Opportunities”), will generally be allocated to Brookfield over Brookfield Renewable (and the Brookfield Accounts in which we invest), consistent with Brookfield’s broader business platform and evolution thereof over time. Among other things, these opportunities could be part of a larger transaction comprising both an asset component and an Asset Management Opportunity component, with the Asset Management Opportunity being allocated to Brookfield and other assets being allocated to (and/or among) other Brookfield Accounts. As noted elsewhere herein, asset managers that Brookfield invests in generally will be engaged to provide services to Brookfield Renewable, Brookfield Accounts in which we invest and their respective investments.
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
To the extent Brookfield determines, in its discretion, that an investment opportunity that is to be offered to and executed by Brookfield Renewable (or a Brookfield Account in which we invest), in accordance with “Allocation of Investment Opportunities” above, exceeds the amount appropriate for Brookfield Renewable (or a Brookfield Account in which we invest), which will, in some cases, as determined by Brookfield in its discretion, be less than the maximum concentration permitted under the relevant Brookfield Account’s governing agreement, Brookfield may, in its sole and absolute discretion, offer to one or more investors and/or third parties, including, in each case, Brookfield Accounts, Brookfield Renewable (as an investor in a Brookfield Account) or Brookfield employees, the ability to participate in such opportunity as a co-investor on such terms and conditions as Brookfield determines. In addition, Brookfield could offer and in the past has offered potential co-investment opportunities to investors that are potentially of strategic benefit to the applicable investment opportunity, including Brookfield Renewable (as an investor in a Brookfield Account) and/or other Brookfield Accounts (collectively, “Strategic Co‑Investors”). Co-investment opportunities may be offered to Strategic Co-Investors irrespective of whether the available investment opportunity exceeds the amount that would otherwise be appropriate for Brookfield Renewable (or a Brookfield Account in which we invest), and therefore, participation of a Strategic Co‑Investor will reduce the amount of the investment opportunity available to Brookfield Renewable (or that Brookfield Account). In connection with each co-investment arrangement, Brookfield generally will be entitled to a one-time upfront transaction or management fee, an ongoing management fee, a performance fee, and/or a fee based on a combination of the foregoing (including different combinations in respect of different portions of the co-investment) as consideration for Brookfield’s management services with respect to the co-investment, in each case based on commercial negotiation with the applicable co-investor(s). Any such fees received by Brookfield will not offset management fees payable by Brookfield Renewable (or Brookfield Accounts in which we invest). In addition, to the extent a co-investor’s fee arrangement includes different components (e.g., upfront transaction or management fee for a portion of the co-investment and an upfront transaction or management fee plus ongoing management fee for a different portion of the co-investment or another combination), generally one component of the fee arrangement will not offset any other component of the same co-investor’s fee arrangement, regardless of the structure and/or composition of the fee arrangement. While such fee arrangements with co-investors could be comprised of different categories of fees, all components of the co-investment management fee, taken together, represent the collective fee charged by Brookfield to the co-investor for management services in respect of the applicable co-investment.
Where Brookfield determines to offer a co-investment opportunity to one or more investors and/or one or more third parties (including, in each case, Brookfield Accounts, our group (as an investor in a Brookfield Account) or Brookfield employees), Brookfield generally has broad discretion in determining to whom and in what relative amounts to allocate co-investment opportunities. Co-investment opportunities may, and typically will, be offered to some but not other investors or to third parties who are not investors (including, in each case, Brookfield Accounts, Brookfield Renewable (as an investor in a Brookfield Account) or Brookfield employees). To the extent Brookfield determines to allocate co-investment opportunities to investors, decisions regarding whether and to which investors to offer co-investment opportunities are made at the discretion of Brookfield and will be based on a number of factors, including an investor’s expressed interest in co-investments, the size of an investor’s capital commitment to Brookfield Accounts, an investor’s willingness to pay fees, carry or broken deal expenses, whether an investor has a history of participating in co-investment opportunities with Brookfield, whether an investor has demonstrated, or has the potential to demonstrate, a long-term and/or continuing commitment to the potential success of Brookfield and/or Brookfield Accounts, an investor’s contractual rights (if any) to co-investment opportunities that are made available, the jurisdiction of the investor, the investor’s impact on tax, regulatory, legal and similar considerations, the overall strategic value to Brookfield of offering a co-investment opportunity to such investor, and Brookfield’s assessment of an investor’s ability to timely execute and fund the co-investment opportunity. A decision regarding the allocation of a co-investment opportunity will be made based on the then-existing facts-and-circumstances and then-existing factors deemed relevant by Brookfield in its sole discretion (including factors that require subjective decision-making by Brookfield), and could be different from those used in determining the allocation of any other co-investment opportunity, including based on tax, regulatory, legal and similar considerations. For the avoidance of doubt, Brookfield and Brookfield Renewable will generally be offered co-investment opportunities directly and/or in their capacity as investors in Brookfield Accounts, and Brookfield’s portion of any co-investment opportunity may be made through any affiliate or Walled-Off Business Account (as defined below).
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
•Co-Investment Expenses. Co-investors (including (a) third-party co-investors that invest in a co-investment opportunity offered by Brookfield Renewable, and (b) Brookfield Renewable to the extent it co-

invests in an opportunity offered by a Brookfield Account in which it invests) will typically bear their pro rata share of fees, costs and expenses related to their co-investments, including those incurred in connection with the discovery, investigation, development, acquisition or consummation, ownership, maintenance, monitoring, hedging, financing and disposition of their co-investments.
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
•Facilitation of Investments and Co-Investments. From time to time, in order to facilitate investment activities in a timely and efficient manner, Brookfield, Brookfield Renewable or another Brookfield Account will fund obligations and/or or incur other costs and expenses (including, among other things, by equity investments, use of loan facilities and/or issuance of guarantees or letters of credit) in respect of an investment that ultimately is shared with or made entirely by Brookfield Renewable, another Brookfield Account (including a Brookfield Account in which we invest), or co-investors; and/or Brookfield and/or our group (including a Brookfield Account in which we invest) could fund obligations and/or incur other costs and expenses in order to facilitate an investment that is ultimately shared with co-investors. These arrangements are intended to facilitate investments that Brookfield has determined to be in our best interests (or the best interests of Brookfield Accounts in which we invest). But for these forms of support, Brookfield Renewable or Brookfield Accounts in which we invest could lose access to investment opportunities (if, for example, a Brookfield Account has not yet completed its fundraising and has insufficient capital to consummate the opportunity, or if co-investors have not yet been identified for an excess investment opportunity). Brookfield believes that facilitating investments in this manner benefits Brookfield Renewable (and Brookfield Accounts in which we invest) overall and improves the attractiveness of our units through the ability to participate in and benefit from these synergistic arrangements and to make investments that otherwise would not be completed. These arrangements, however, give rise to conflicts of interest considerations.
Under these arrangements, the relevant ultimate investor (whether Brookfield, Brookfield Renewable, another Brookfield Account or co‑investors) will be expected to reimburse the relevant entity that facilitates the investment (whether Brookfield, Brookfield Renewable or another Brookfield Account) for its facilitation of the investment and/or related fees, costs and expenses, as well as carrying charges applicable to such funding activity pursuant to the terms agreed to with such entity and as otherwise described herein. In certain situations, such as short-term funding durations, these arrangements may not include any interest, fees, expenses and/or other compensation payable to the party funding the investment, as deemed appropriate by Brookfield, in its discretion, under the circumstances.
From time to time, Brookfield and/or Brookfield Renewable (or a Brookfield Account in which we invest) will agree to support an investment via a backstop (or similar arrangement) in respect of all or a portion of an excess investment opportunity that relates to an investment that has been allocated to Brookfield Renewable (or a Brookfield Account in which we invest) in order to facilitate the closing of such investment, with the intent of syndicating such backstopped portion to co-investors (including other Brookfield Accounts and/or Brookfield) prior to or following closing. Brookfield’s and/or Brookfield Renewable’s (or a Brookfield Account in which we invest’s) backstopped portion will be reduced in whole or in part to the extent that (a) all or any portion of such excess investment opportunity is successfully syndicated to co-investors (whether by Brookfield, Brookfield Renewable (or a Brookfield Account in which we invest) or a third party such as an investment bank) and/or (b) additional proceeds from the investment become available through, among other things, financing or refinancing of all or a portion of the investment or proceeds from the sale of all or a portion of the investment, as determined by Brookfield in its sole discretion. In the event that both Brookfield and/or another Brookfield Account, on the one hand, and Brookfield Renewable (or a Brookfield Account in which we invest), on the other hand, have backstopped portions of an investment that exceed the amount Brookfield Renewable (or a Brookfield Account in which we invest) intends to hold as its long-term investment, Brookfield’s and/or the other Brookfield Account’s backstop reduction will be in priority to the reduction of any other portion of the excess investment opportunity that is to be syndicated by Brookfield Renewable (or a Brookfield Account in which we invest) to co-investors (including other Brookfield Accounts and/or Brookfield) or any repayment of borrowings or other obligations of Brookfield Renewable (or a Brookfield Account in which we invest). Therefore, Brookfield’s and/or the other Brookfield Account’s backstop will be reduced using the first available syndication opportunities (or other proceeds available) and Brookfield Renewable’s (or a Brookfield Account’s in which we invest) portion of the backstop will only be reduced once Brookfield’s and/or the other Brookfield Account’s backstop has been fully extinguished. Using proceeds from an investment to reduce and/or extinguish Brookfield’s and/or another Brookfield Account’s backstopped portion of an excess investment opportunity could have an adverse impact on the investment and Brookfield Renewable’s (or a Brookfield Account’s in which we invest) investment therein, and Brookfield Renewable’s (or a Brookfield Account’s in which we invest) investment could receive a lower return than that received by Brookfield and/or another Brookfield Account. Furthermore, to the extent Brookfield Renewable (or a Brookfield Account in which we invest) is unable to fully syndicate (or otherwise be repaid for) its backstop amount, Brookfield Renewable’s (or a Brookfield Account’s in which we invest) investment will be larger than Brookfield originally intended, and larger than it would have been had Brookfield Renewable (or a Brookfield Account in which we invest) syndicated its backstop amount before Brookfield and/or the other Brookfield Account.
In certain situations, Brookfield Renewable (or a Brookfield Account in which we invest) will close an investment transaction (in whole or in part) using funding from its loan facility (or similar credit arrangements) prior to syndicating an excess investment opportunity to co-investors, and, in order to facilitate a Brookfield and/or another Brookfield Account’s backstop arrangement, Brookfield and/or the other Brookfield Account will take nominal ownership of their backstopped portion of the investment at such time (notwithstanding that the backstopped portion is funded using the loan facility (or similar credit arrangement) of Brookfield Renewable (or a Brookfield Account in which we invest) and not by Brookfield and/or the other Brookfield Account (i.e., Brookfield and/or the other Brookfield Account will utilize the loan facility of Brookfield Renewable (or a Brookfield Account in which we invest) to fund their backstop amount). In such cases, in the event the excess investment opportunity is not fully syndicated, Brookfield and/or the other Brookfield Account will repay their pro rata portion of the principal and interest payments that come due and payable under such loan facilities in connection with drawings related to the unsyndicated backstopped portion of the investment (but, for the avoidance of doubt, will not bear any other fees and/or expenses relating to the establishment and maintenance of the loan facilities, including for example set-up costs, standby and/or commitment fees relating to undrawn amounts, fees and expenses relating to renegotiation, extension and/or renewal of the facilities, and other fees and/or expenses, which will only be borne by Brookfield Renewable (or a Brookfield Account in which we invest) and their respective investors). Alternatively, in situations where Brookfield Renewable (or a Brookfield Account in which we invest) is not able to use funding from its loan facility (or similar credit arrangements) to fund Brookfield’s and/or another Brookfield Account’s backstopped portion of the investment, Brookfield and/or the other Brookfield Account could choose to directly fund the backstopped portion (in whole or in part) at closing of such investment. To the extent Brookfield Renewable (or a Brookfield Account in which we invest) later becomes able to use funding from its loan facilities after closing on the investment, Brookfield Renewable (or a Brookfield Account in which we invest) could reimburse Brookfield and/or the other Brookfield Account (via a loan or a similar financing arrangement) for all or a portion of the backstopped portion of the investment that Brookfield and/or the other Brookfield Account has already funded, on equivalent terms as if such backstopped portion had been funded using the loan facility (or similar credit arrangements) at closing of such investment. In such cases, Brookfield and/or the other Brookfield Account will be responsible for their pro rata portion of the principal and interest payments that come due and payable under such loan facilities in connection with drawings related to the unsyndicated backstopped portion of the investment (but, for the avoidance of doubt, will not bear any other fees and/or expenses relating to the establishment and maintenance of the loan facilities, including for example set-up costs, standby and/or commitment fees relating to undrawn amounts, fees and expenses relating to renegotiation, extension and/or renewal of the facilities, and other fees and/or expenses will be borne by Brookfield Renewable (or a Brookfield Account in which we invest) and their investors.
In addition, Brookfield Renewable (and Brookfield Accounts in which we invest) is permitted to provide interim debt or equity financing (including among others emergency funding or as part of a follow-on investment) for the purpose of bridging a potential co-investment or a follow-on investment related to an existing co-investment (including prior to allocating and/or syndicating the co-investment or follow-on investment, as applicable, to co-investors including Brookfield and/or other Brookfield Accounts). Certain co-investment vehicles are similarly permitted to provide interim debt or equity financing for the purpose of bridging a potential co-investment or a follow-on investment. In order to potentially make available or otherwise facilitate its investments, at any time during the course of an investment, Brookfield Renewable (or a Brookfield Account in which we invest) may also use its loan facility and/or take other action to consummate, guarantee, issue letters of credit or otherwise support the portion of the investment made (or to be made) by co-investors (including, for the avoidance of doubt, on behalf of any co-investors in the co-investment vehicles including Brookfield and/or other Brookfield Accounts), including in connection with financings, refinancings and/or other restructurings of an investment, as deemed appropriate by Brookfield in its sole discretion. In those circumstances, such co-investors would be expected to bear their pro rata share of fees, costs and expenses (including hedging expenses) associated with the investment and repay principal and interest payments that come due and payable under such loan facility, guarantee, letter of credit or other support arrangement in connection with drawings related to their investment (but, for the avoidance of doubt, will not bear any other fees and/or expenses relating to the establishment and maintenance of the loan facility, guarantee and/or letter of credit, including for example set-up costs, standby and/or commitment fees relating to undrawn amounts, fees and expenses relating to renegotiation, extension and/or renewal of the facility, guarantee and/or letter of credit and other fees and/or expenses, which will only be borne by Brookfield Renewable (or a Brookfield Account in which we invest) and their respective investors). See also “Allocation of Co-Investments” above.
In connection with any such financing, Brookfield Renewable (or a Brookfield Account in which we invest) and/or such co-investment vehicles could incur fees, costs and expenses, including among others in connection with borrowing and/or hedging activities (e.g., hedging of currency, interest rate or other exposures) and/or such co-investment vehicles could make use of or otherwise benefit from master service agreements entered into by Brookfield Renewable (or a Brookfield Account in which we invest) (at the expense of Brookfield Renewable (or such Brookfield Account in which we invest)) with a bank or other counterparty to enable Brookfield Renewable (or a Brookfield Account in which we invest) to enter into hedging transactions. To the extent the potential investment is not consummated, these fees, costs and expenses will be treated as broken deal fees, costs and expenses (See “Co-Investment Expenses” above). Where Brookfield Renewable (or a Brookfield Account in which we invest) acquires or otherwise facilitates an investment on behalf of or with a view to syndicating it (or a portion thereof) to co-investors (including a follow-on investment), the terms of the sale or transfer of such investment to co-investors may not be favorable to Brookfield Renewable (or a Brookfield Account in which we invest) and may result in better terms for such co-investors than Brookfield Renewable (or a Brookfield Account in which we invest) had when it made (or facilitated) the investment. For example, to the extent the investment is consummated, there is no guarantee that any co-investor will ultimately agree to bear its pro rata portion of the fees, costs and/or expenses associated with any such hedging or borrowing activities (including those incurred in connection with an investment and/or carry costs related to an investment) or not default on its obligations to repay such amounts, in which case, such amounts would be borne disproportionately by Brookfield Renewable (or a Brookfield Account in which we invest). Interest rate hedging transactions entered into by Brookfield Renewable (or a Brookfield Account in which we invest) on behalf of an investment opportunity will not necessarily be assigned to co-investors when a portion of such opportunity is later syndicated to co-investors, in which case investment returns resulting from such investment opportunity could materially differ between Brookfield Renewable (or a Brookfield Account in which we invest) and co-investors.
Moreover, Brookfield Renewable (or a Brookfield Account in which we invest) and such co-investment vehicles may be exposed to losses and/or expenses in connection with such activities as a result of currency exchange rate fluctuations, hedge gains and/or other events beyond a pro rata allocation based on the size of Brookfield Renewable’s (or a Brookfield Account’s in which we invest) investment. Even where Brookfield Renewable (or a Brookfield Account in which we invest) hedges currency or other exposure attributable to co-investors’ portion of an investment, such hedges are expected to be imperfect and Brookfield Renewable (or a Brookfield Account in which we invest) could accordingly be exposed to losses and/or additional expenses. Fluctuations in exchange rates during the time an interim investment is held by Brookfield Renewable (or a Brookfield Account in which we invest) prior to acquisition by co-investors may affect the portion of the investment that is acquired by co-investors or the price paid for such co-investment. Brookfield Renewable (or a Brookfield Account in which we invest) will bear risks associated with facilitation and the making of the investment, including among others in connection with borrowing and hedging activities, during the term it holds the investment, which could be significant or perpetual if it is not able to successfully syndicate the co-investment.
Similarly, if an investment depreciates during the period when Brookfield Renewable (or a Brookfield Account in which we invest) holds it, co-investors may negotiate a lower price and Brookfield Renewable (or a Brookfield Account in which we invest) may take a loss on the portion of an investment it was holding on behalf of (or with a view to syndication to) co-investors (including with respect to fees, costs and expenses and/or carry costs related to an investment). Additionally, if an investment appreciates during the period when Brookfield Renewable (or a Brookfield Account in which we invest) holds it, Brookfield Renewable (or a Brookfield Account in which we invest) may be unable to syndicate or sell such investment above its acquisition cost and Brookfield Renewable (or a Brookfield Account in which we invest) may therefore not realize gains on the appreciation of the portion of an investment it was holding on behalf of (or with a view to syndication to) co-investors. In these types of situations, Brookfield Renewable (or a Brookfield Account in which we invest) may nonetheless sell the investment to co-investors on the terms negotiated by (and agreed to with) such co-investors at the relevant time in the event that Brookfield determines it is in the best interest of Brookfield Renewable (or a Brookfield Account in which we invest), for example out of a desire to reduce Brookfield Renewable’s (or a Brookfield Account’s in which we invest) exposure to such investment or to include other participants in the investment.
•Client and Other Relationships. Brookfield and Walled-Off Businesses (as defined below) each have long-term relationships with a significant number of developers, institutions, corporations and other market participants and their advisers (collectively, “Brookfield Client Relationships”). These Brookfield Client Relationships may hold or may have held investments similar to the investments that are held and pursued by Brookfield Renewable and Brookfield Accounts in which we invest, including certain investments that may represent appropriate investment opportunities for Brookfield Renewable and Brookfield Accounts in which we invest. These Brookfield Client Relationships may compete with Brookfield Renewable (or a Brookfield Account in which we invest) for investment opportunities. Brookfield will seek to maintain such Brookfield Client Relationships, including after the establishment of new Brookfield Accounts in which we invest. In determining whether to pursue a particular opportunity on behalf of Brookfield Renewable (or a Brookfield Account in which we invest), the Managing General Partner could consider these relationships, and there may be certain potential opportunities which are not pursued on behalf of Brookfield Renewable (or a Brookfield Account in which we invest) in view of such relationships. In addition, Brookfield Renewable (or a Brookfield Account in which we invest) could invest or enter into joint ventures or other similar arrangements with Brookfield Client Relationships in particular investments, and the relationship with such clients may influence the decisions made by the Managing General Partner with respect to such investments.
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
•Integrated Investment Platform, Information Sharing and related Trading Restrictions. As noted elsewhere herein, Brookfield is a global alternative asset manager with significant assets under management and a long history of owning, managing and operating assets, businesses and investment vehicles across various industries, sectors, geographies and strategies. Except as otherwise noted, Brookfield generally manages its investment and business lines in an integrated fashion with no information barriers that other firms may implement to separate certain investment teams so that one team’s activities won’t restrict or otherwise influence the other’s. Brookfield believes that managing its investment and asset management platforms in an integrated fashion is in the best interests of Brookfield Accounts, including Brookfield Renewable and Brookfield Accounts in which we invest, by enabling them to leverage Brookfield’s experience, expertise, broad reach, relationships and position in the market for investment opportunities and deal flow, financial resources, access to capital markets and management and operating needs. Among other things, Brookfield will have access to information across its platform relating to business operations, trends, budgets, customers or users, assets, funding and other metrics that Brookfield has or acquires through its management of Brookfield Accounts and/or its own business and investment activities that is used by Brookfield to identify and/or evaluate potential investments for Brookfield Renewable and Brookfield Accounts in which we invest and to facilitate the management of investments, including through operational improvements. Conversely, Brookfield uses data and information that it has or acquires in connection with activities on behalf of Brookfield Renewable or a Brookfield Account in which we invest for the benefit of other Brookfield Accounts’ (including Brookfield proprietary accounts’) business and investment activities. From time to time, Brookfield expects to commission third-party research, at the expense of Brookfield Renewable or a Brookfield Account in which we invest, in connection with its diligence of an investment opportunity for Brookfield Renewable or such Brookfield Account or in connection with its investment, and such research is expected to subsequently be available to other Brookfield Accounts and Walled-Off Business Accounts (who will generally not be required to compensate Brookfield Renewable or the applicable Brookfield Account in which we invest for the benefit they receive from such research). Such benefits could be material and Brookfield will have no duty, contractual, fiduciary or otherwise, to keep such information confidential from, or not use such information in connection with the business and investment activities of itself, other Brookfield Accounts and/or their portfolio companies.
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
Furthermore, Brookfield, Brookfield businesses that are separated by information barriers (e.g., Walled-Off Businesses) and their accounts, and Brookfield Accounts (including Brookfield Renewable) are deemed to be affiliates for purposes of certain laws and regulations. As such, it is anticipated that, from time to time, Brookfield, Brookfield businesses that are separated by information barriers and their accounts, and Brookfield Accounts will have positions (which in some cases will be significant) in one or more of the same issuers. As such, Brookfield needs to aggregate such investment holdings for certain securities laws purposes (including trading restrictions under Rule 144 under the Securities Act, complying with reporting obligations under Section 13 of the Exchange Act and the reporting and short-swing profit disgorgement obligations under Section 16 of the Exchange Act) and other regulatory purposes (including: (i) public utility companies and public utility holding companies; (ii) bank holding companies; (iii) owners of broadcast licenses, airlines, railroads, water carriers and trucking concerns; (iv) casinos and gaming businesses; and (v) public service companies (such as those providing gas, electric or telephone services)). Consequently, activities by Brookfield, Brookfield businesses that are separated by information barriers, and/or other Brookfield Accounts could result in earlier public disclosure of investments by Brookfield Renewable and/or Brookfield Accounts that we are invested in, restrictions on transactions by Brookfield Renewable and/or Brookfield Accounts that we are invested in (including the ability to make or dispose of certain investments at certain times), adverse effects on the prices of investments made by Brookfield Renewable and/or Brookfield Accounts that we are invested in, potential short-swing profit disgorgement, penalties and/or regulatory remedies, or otherwise create conflicts of interests for Brookfield Renewable and/or Brookfield Accounts that we are invested in.
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
•Investments with Related Parties. In light of the extensive scope of Brookfield’s activities, in certain circumstances we will invest (directly or indirectly through a Brookfield Account) in assets or companies in which Brookfield and/or other Brookfield Accounts (including a co-investment account) hold an equity or debt position or in which Brookfield or another Brookfield Account invests (either in equity or debt positions) subsequent to our investment. For example, from time to time Brookfield and/or another Brookfield Account (including a co-investment account) will: (a) enter into a joint transaction with us (or a Brookfield Account in which we invest); (b) in their discretion, invest alongside us (or a Brookfield Account in which we invest) in order to facilitate an investment (e.g., to the extent there is excess capacity) or to facilitate compliance with specific legal, regulatory or similar requirements; (c) be borrowers of certain investments or lenders in respect of Brookfield Renewable (or a Brookfield Account in which we invest); and/or (d) invest in different levels of an issuer’s capital structure. In addition, Brookfield could recommend that Brookfield Renewable (or a Brookfield Account in which we are invested) make an investment that is part of a broader transaction that, among others, involves Brookfield obtaining, for little or no consideration, additional client accounts in respect of which it will provide advisory, operational and other services in respect of assets held by such accounts. As a result of the various conflicts and related issues described herein, we (or a Brookfield Account in which we invest) could sustain losses during periods in which Brookfield or other Brookfield Accounts achieve profits generally or with respect to particular investments, or could achieve lower profits or higher losses than would have been the case had the conflicts described herein not existed.
Brookfield and other Brookfield Accounts invest in a broad range of asset classes throughout the corporate capital structure, including debt positions (either junior or senior to the positions of Brookfield Renewable (or a Brookfield Account in which we invest)) and equity securities (either common or preferred). It is possible that Brookfield Renewable (or a Brookfield Account in which we invest) or one or more of its portfolio companies will hold an interest in one part of a company’s capital structure while another Brookfield Account or one or more of its portfolio companies holds an interest in another. In situations where such company or property is experiencing distress or bankruptcy, such conflicts of interest will be exacerbated. In such scenarios, other Brookfield Accounts or other consortiums, including Brookfield, Brookfield Credit & Insurance Solutions Accounts, Walled-Off Businesses or Walled-Off Business Accounts, could hold interests that are more senior in priority to that of Brookfield Renewable (or a Brookfield Account in which we invest) and could seek to take over such company or property. In such circumstances, Brookfield Accounts, Walled-Off Businesses and/or Walled-Off Business Accounts that participate in such asset could take actions that are adverse to the interests of Brookfield Renewable (or a Brookfield Account in which we invest). Alternatively, Brookfield Renewable (or a Brookfield Account in which we invest) may make an investment in a company in which Brookfield or another Brookfield Account invests and such company may already be experiencing (or may in the future experience) distress or bankruptcy. Brookfield Renewable (or a Brookfield Account in which we invest) may, or may not, be successful in managing it out of such distress. Alternatively, Brookfield Renewable (or a Brookfield Account in which we invest) could cause an investment to enter into default with respect to a company or asset in which Brookfield Accounts, Walled-Off Businesses and/or Walled-Off Business Accounts are lenders or otherwise represent all or a portion of interests in such company or asset more senior to Brookfield Renewable’s (or a Brookfield Account’s in which we invest), and therefore such a default could result in Brookfield Accounts, Walled-Off Businesses and/or Walled-Off Business Accounts taking over the company or assets. The conflicts between such parties and Brookfield Renewable (or a Brookfield Account in which we invest) will be more pronounced where the asset is near default on existing loans and Brookfield Renewable (or a Brookfield Account in which we invest) may not have the ability to call additional capital or use reserves or other sources of capital in order to sustain its position in the asset (either because Brookfield Renewable (or a Brookfield Account in which we invest) is out of available Commitments or other limitations). In this case, Brookfield, Brookfield Accounts, Walled-Off Businesses and/or Walled-Off Business Accounts could, for a relatively small investment, obtain a stake in such company or take over the management of (and risk relating to) such company to the detriment of Brookfield Renewable (or a Brookfield Account in which we invest). Conflicts of interest could also arise for other reasons (including reasons other than the company or asset experiencing financial distress), including for example in connection with refinancings, restructurings and/or other negotiation or renegotiation of a company’s or asset’s debt structure and/or debt instruments. Brookfield will seek to resolve these situations in a manner that is fair and equitable to all of its client accounts that have an interest in the matter taking into account relevant facts and circumstances.
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
Moreover, from time to time, we, a Brookfield Account in which we are invested, and/or another Brookfield Account could jointly acquire a portfolio of assets between them with a view to dividing up the assets in accordance with their investment mandates. In addition, as noted above, certain investments by Brookfield Renewable (or Brookfield Accounts in which we invest) will be part of broader transactions that, among others, involve Brookfield obtaining, for little or no consideration, additional client accounts in respect of which it will provide advisory, operational and other services in respect of assets held by such accounts. In this circumstance, Brookfield will determine the terms and conditions relating to the investment, including the purchase price associated with each asset, which price may not represent the price we (or a Brookfield Account in which we are invested) would have paid if the transaction had involved the acquisition only of the assets we (or the Brookfield Account in which we are invested) ultimately retain and/or if the broader transaction did not involve Brookfield obtaining additional client accounts. In certain circumstances, Brookfield Renewable (or a Brookfield Account in which we are invested) could have residual liability for assets that were allocated to Brookfield or another Brookfield Account, including potential tax liabilities. Additionally, from time to time, Brookfield will seek to sell assets on behalf of Brookfield Renewable (or a Brookfield Account in which we are invested) and one or more other Brookfield Accounts together, including because Brookfield deems it to be in the best interests of Brookfield Renewable (or a Brookfield Account in which we are invested) and each participating Brookfield Account to do so and/or because it believes Brookfield Renewable (or a Brookfield Account in which we are invested) and each applicable Brookfield Account would generate excess value as part of a joint portfolio or platform sale. In this circumstance, Brookfield will determine the terms and conditions relating to such disposition, including the manner of sale, the ultimate sale price associated with each property and/or other asset and the allocation of the sale price among Brookfield Renewable (or a Brookfield Account in which we are invested) and the other participating Brookfield Accounts, which will be based on one or more factors, as deemed appropriate by Brookfield in its discretion taking into account relevant facts and circumstances, including among others internal carrying values of the relevant assets, appraisals and/or valuations of the relevant assets, the advice of external consultants and/or advisers, and/or the values attributed to the various assets by one or more of the bidders for the portfolio. Brookfield’s ultimate allocation of the sale price among Brookfield Renewable (or a Brookfield Account in which we are invested) and the other participating Brookfield Accounts could be different than any one particular factor utilized in its determination, including the values attributed to the various assets by the ultimate purchaser of the assets. In addition, Brookfield could rely on similar and/or different factors to facilitate its determination in different (including similar) situations taking into account facts and circumstances that it deems relevant. These types of transactions will not require the approval of the Unitholders. Furthermore, from time to time, we, a Brookfield Account in which we are invested, Brookfield and/or a Brookfield Account will jointly enter into a binding agreement to acquire an investment. If Brookfield or such Brookfield Account is unable to consummate the investment, we (or a Brookfield Account in which we are invested) could be subject to additional liabilities, including the potential loss of any deposit or the obligation to fund the entire investment. Similarly, to the extent that indebtedness in connection with an investment is structured such that both Brookfield Renewable (or a Brookfield Account in which we are invested), Brookfield and/or another Brookfield Account are jointly responsible on a cross-collateralized, joint borrower, joint guarantor or similar basis for the repayment of the indebtedness, the failure of Brookfield and/or the other Brookfield Account to repay such indebtedness or meet other obligations could result in Brookfield Renewable (or a Brookfield Account in which we are invested) being required to fund more than their pro rata share of the indebtedness.
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
•Definitions of “Investment” and “Disposition”. The governing documents of Brookfield Accounts in which we invest generally provide that an “investment” of such account typically includes any direct or indirect investment in companies or other assets. The governing documents generally further note that Brookfield has discretion regarding whether to treat assets or securities that have been acquired as part of a portfolio of assets, portfolio of companies and/or a platform, and including assets and/or securities acquired in connection with a follow-on investment, as separate investments or as a single investment. Further to the foregoing, a single Investment could include a collection of related assets and/or multiple securities (whether acquired in a single transaction or over time), a series of investments in a portfolio company’s securities (including investments made in different parts of an issuer’s capital structure in a single transaction or over time, including in connection with follow-on investments), investments acquired as a portfolio and/or portfolios (whether acquired in a single transaction or over time, including in connection with follow-on investments) via an asset aggregation strategy or otherwise, in each case as reasonably determined by Brookfield.
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
•Insurance and Reinsurance Capital. Brookfield currently manages, and expects in the future to manage, one or more Brookfield Accounts that focus on investing insurance- and reinsurance-related capital (including, for the avoidance of doubt, Brookfield Wealth Solutions (and together with any other insurance and reinsurance-related Brookfield Accounts, the “Brookfield Credit & Insurance Solutions Accounts”). Among other things, Brookfield Credit & Insurance Solutions Accounts are expected to (a) invest in or alongside Brookfield Accounts (including Brookfield Renewable (or Brookfield Accounts in which we are invested)), (b) invest in securities, loans, structured financings, and/or other financial instruments issued by Brookfield Accounts (including Brookfield Renewable (or Brookfield Accounts in which we are invested)) and/or portfolio companies thereof, (c) invest in different parts of an issuer’s or portfolio company’s capital structure (relative to investments made by other Brookfield Accounts (including Brookfield Renewable (or Brookfield Accounts in which we are invested)), (d) transact with Brookfield Accounts (including Brookfield Renewable (or Brookfield Accounts in which we are invested)), including in respect of investments, tax benefits and/or other assets or services, (e) provide financing, refinancing and/or other loans to Brookfield Accounts (including Brookfield Renewable (or Brookfield Accounts in which we are invested)) and/or portfolio companies or investments thereof for acquisition, investment, financing, working capital, and/or other purposes, (f) provide acquisition financing and other capital solutions to purchasers of assets sold by Brookfield Accounts (including Brookfield Renewable (or Brookfield Accounts in which we are invested)), and (g) warehouse investments on behalf of Brookfield Accounts (including Brookfield Renewable (or Brookfield Accounts in which we are invested)).
Brookfield Wealth Solutions is a paired entity to Brookfield Corporation. Brookfield Wealth Solutions’ exchangeable shares are exchangeable into shares of Brookfield Corporation on a one-for-one basis, and holders of Brookfield Wealth Solutions exchangeable shares are entitled to receive dividends equal to those received by holders of Brookfield Corporation Class A Shares. Brookfield Corporation is entitled to the residual economic interest in Brookfield Wealth Solutions through its ownership of all of the issued and outstanding class C shares of Brookfield Wealth Solutions.
The investment programs of the Brookfield Credit & Insurance Solutions Accounts will give rise, in the ordinary course, to various potential and/or actual conflicts of interest considerations, particularly where their interests could conflict with those of other Brookfield Accounts (including Brookfield Renewable (or Brookfield Accounts in which we are invested)) and their third-party investors. For example, Brookfield Credit & Insurance Solutions Accounts expect to: (a) compete with other Brookfield Accounts (including Brookfield Renewable (or Brookfield Accounts in which we are invested)) for investment opportunities, (b) from time to time, invest in (or exit from) investments on terms and/or at times that are different from those applicable to other Brookfield Accounts (including Brookfield Renewable (or Brookfield Accounts in which we are invested)), (c) invest in different parts of an issuer’s or portfolio company’s capital structure (e.g., debt investments) relative to investments made by other Brookfield Accounts (including Brookfield Renewable (or Brookfield Accounts in which we are invested)) (e.g., equity investments), potentially leading to divergent interests upon certain events, such as defaults by the issuer on debt payments, (d) provide capital solutions, including financings and/or refinancings, to other Brookfield Accounts ((including Brookfield Renewable (or Brookfield Accounts in which we are invested)) and/or portfolio companies thereof, which require a negotiation of the terms of such arrangements, (f) facilitate activities of other Brookfield Accounts (including Brookfield Renewable (or Brookfield Accounts in which we are invested)), including through warehousing arrangements for and/or joint transactions with other Brookfield Accounts (including Brookfield Renewable (or Brookfield Accounts in which we are invested)), and/or (h) execute other transactions with other Brookfield Accounts (including Brookfield Renewable (or Brookfield Accounts in which we are invested)).
Transactions between Brookfield Credit & Insurance Solutions Accounts, on the one hand, and Brookfield Accounts (including Brookfield Renewable (or Brookfield Accounts in which we are invested)), on the other hand, will be carried out on terms (including compensation terms) that Brookfield deems to be fair and reasonable under the circumstances, in accordance with applicable regulatory requirements and disclosures set out herein. Brookfield will seek to manage all potential and/or actual conflicts situations in a manner that is in the best interests of its client accounts, including Brookfield Renewable (or Brookfield Accounts in which we are invested), the Brookfield Credit & Insurance Solutions Accounts and other Brookfield Accounts (as applicable), in accordance with its fiduciary duties.
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

The BCS Business is conducted via subsidiaries of Brookfield Wealth Solutions, which is economically linked to Brookfield Corporation. The BCS business includes (among others): (i) a securities broker and dealer registered with the SEC and admitted to membership in FINRA, and (ii) a subsidiary that provides a variety of services with respect to non-security financial instruments, including loans, such as sourcing/originating, arranging, underwriting, structuring, and distributing/syndicating loans, debt advisory services and other similar services. Fees received by the BCS Business are not applied to reduce management fees payable by Brookfield Accounts and are not otherwise shared with Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which Brookfield Renewable invests) and/or their respective portfolio investments that are recipients of the services.
Among others, BCS performs the following services: (i) underwriting firm and best efforts offerings of securities and non-security instruments on a referral basis; (ii) the resale of securities under Rule 144A under the Securities Act on a referral basis; (iii) merger and acquisition and corporate finance advisory services; (iv) private placements of securities and non-security instruments; (v) nonexchange member arranging for transactions in listed securities by an exchange member, on a referral basis; (vi) trading securities for its own account; (vii) broker or dealer selling corporate debt securities on a referral basis; (viii) broker or dealer selling interests in mortgages, receivables or other asset-backed securities on a referral basis; and (ix) broker or dealer selling tax benefits on a referral basis. The BCS Business is expected to, from time to time, expand the services that it performs and the activities in which it engages. In addition, Brookfield could in the future develop new businesses, such as providing additional investment banking, advisory, and other services to corporations, financial sponsors, management, or other persons, which could be part of the BCS Business.
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
Generally, the role of the BCS Business in a syndication of securities and/or non-security financial instruments (including loans) for portfolio investments is that of a co-manager and not as lead underwriter, but it could also serve in such capacity from time to time. The BCS Business can also resell corporate debt or equity securities to Brookfield Accounts (including Brookfield Renewable or Brookfield Accounts in which Brookfield Renewable invests) or otherwise assist in structuring or facilitating the initial resales of debt or equity securities under Rule 144A of the Securities Act, or pursuant to a private placement exemption from Securities Act registration.
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
A framework for the provision of services by the BCS Business to Brookfield Renewable, a Brookfield Account in which we invest or to existing or potential portfolio investments and the allocated compensation, including the process to ensure that all fee terms will reflect then-current arm’s length market terms, will be subject to the review and consent of the Managing General Partner, but not the review by or consent of the Brookfield Account’s limited partner advisory committee or investors. Individual mandates entered into pursuant to such framework approved by the independent directors of the Managing General Partner will not be subject to review by or consent of the independent directors of the Managing General Partner, the Brookfield Account’s limited partner advisory committee or investors. In general, fees that are received by the BCS Business in connection with its provision of merger and acquisition transaction advisory services to Brookfield Renewable or a Brookfield Account in which we invest (or its portfolio investments) are applied to reduce management fees owed to Brookfield from Brookfield Renewable or such Brookfield Account in which we invest. However, fees received by the BCS Business in connection with the provision of private placement, underwriting, arranging, structuring, syndication, origination, sourcing, collateral management, administration, debt advisory, commitment, facility, float or other services (including other broker-dealer services such as facilitating initial resales of debt or equity securities under Rule 144A under the Securities Act) are not applied to reduce management fees (or otherwise be shared with Brookfield Renewable or the Brookfield Accounts in which we invest).
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
•Buying and Selling Assets. Subject to certain exceptions, such as the transfer of an investment among Brookfield Accounts where such accounts are intended to co-invest alongside each other in the investment or are ultimately intended to invest in different assets that are acquired as part of a portfolio of assets or platform, without obtaining the approval of the Managing General Partner’s independent directors or a Brookfield Account’s limited partner advisory committee (as applicable), Brookfield Renewable or Brookfield Accounts in which we invest will not invest in any securities issued by, or acquire investments from or sell investments to, other Brookfield Accounts (excluding, for this purpose, any transactions or other activities conducted by portfolio companies of Brookfield Accounts). Brookfield may offer an investment to co-investors after a Brookfield Account (including Brookfield Renewable or a Brookfield Account in which we invest) has closed on such investment, even if not originally acquired with the intent to offer the investment as a co-investment opportunity. Such sales to co-investors do not require the approval of the Managing General Partner’s independent directors or a Brookfield Account’s limited partner advisory committee (as applicable). These purchases and sales could give rise to conflicts of interest, including with respect to the consideration offered and the obligation of such accounts. Additionally, Brookfield may, in its discretion, determine not to pursue a transaction on behalf of a Brookfield Account (including Brookfield Renewable or a Brookfield Account in which we invest) that would otherwise be within the investment objective of the Brookfield Account if the approval of the Managing General Partner’s independent directors or a Brookfield Account’s limited partner advisory committee (as applicable) would be required in connection with such transaction and, in such circumstance, other Brookfield Accounts may pursue and invest in such transaction. Furthermore, as described above, Brookfield Credit & Insurance Solutions Accounts are expected to transact with Brookfield Accounts (including Brookfield Renewable (and Brookfield Accounts in which we invest)), including in respect of tax benefits. Any purchase or sale of tax benefits by Brookfield Renewable (or Brookfield Accounts in which we invest) to a Brookfield Credit & Insurance Solutions Account or any other Brookfield Account will not require the approval of the Managing General Partner’s independent directors and/or Brookfield Accounts’ limited partner advisory committees.
•Financing to Counterparties of Brookfield Accounts. There may be situations in which a Brookfield Account or a Walled-Off Business Account will offer and/or commit to provide financing to one or more third parties that are expected to bid for and/or purchase an investment (in whole or in part) from Brookfield Renewable or a Brookfield Account in which we are invested. This type of financing could be provided through pre-arranged financing packages arranged and offered by a Brookfield Account or a Walled-Off Business Account to potential bidders in the relevant sales process or otherwise pursuant to bilateral negotiations between one or more bidders and Brookfield and/or the Brookfield Account. For example, where Brookfield Renewable or a Brookfield Account in which we are invested seeks to sell an investment (in whole or in part) to a third party in the normal course, a Brookfield Account or a Walled-Off Business Account may offer the third party debt financing to facilitate its bid and potential purchase of the investment.
This type of arrangement will only be offered in situations in which Brookfield believes it is neutral to or provides benefits to Brookfield Renewable or the Brookfield Account in which we are invested by supporting third parties in their efforts to successfully bid for and/or acquire our investments. However, acquisition financing arranged and offered by a Brookfield Accounts or Walled-Off Business Accounts also creates potential conflicts of interest. In particular, such account’s participation as a potential lender in the sales process could create an incentive to select a third-party bidder that uses financing arranged by a Brookfield Account or Walled-Off Business Account to our potential detriment.
In order to mitigate potential conflicts of interest in these situations, Brookfield generally will seek to take one or more of the following actions (as it determines in its sole discretion) in satisfaction of its duties to Brookfield Renewable or the Brookfield Account in which we are invested: (i) offer investments for sale in the normal course via competitive and blind bidding processes designed to maximize the sales value for Brookfield Renewable or the Brookfield Account in which we are invested, (ii) engage one or more independent advisers, such as sell-side bankers, on behalf of Brookfield Renewable or the Brookfield Account in which we are invested to administer and facilitate a commercially fair and equitable sales process, (iii) consult with and/or seek approval of the Managing General Partner’s independent directors or investors in the Brookfield Account in which we are invested (or their advisory committee), as applicable, with respect to a recommended and/or intended course of action; (iv) establish ethical screens or information barriers (which can be temporary and of limited purpose) to separate the Brookfield investment professionals that act on behalf of Brookfield Renewable or the Brookfield Account in which we are invested, on the one hand, from the Brookfield investment professionals that act on behalf of the other Brookfield Account or Walled-Off Business Account arranging and offering the acquisition financing, on the other hand, and (v) such other actions that Brookfield deems necessary or appropriate taking into account the relevant facts-and-circumstances. However, there can be no assurance that any particular action will be feasible or effective in any particular situation, or that Brookfield’s own interests won’t influence its conduct, and it is possible that the outcome for Brookfield Renewable or the Brookfield Account in which we are invested will be less favorable than otherwise would have been the case if Brookfield did not face these conflicts of interest. In addition, the actions that Brookfield pursues are expected to vary based on the particular facts and circumstances of each situation and, as such, there will be some degree of variation and potentially inconsistency in the manner in which these situations are addressed.
In addition, in certain situations Brookfield may accept a bid for an investment from a bidder that received acquisition financing from a Brookfield Account or Walled-Off Business Account that is at a lower price than an offer that it received from a party that has independent financing sources. For example, although price is often the deciding factor in selecting whom to sell an investment to, other factors frequently influence the seller, including, among other things, closing conditions, lack of committed financing sources, regulatory or other consent requirements, and such other factors that increase the risk of the higher-priced bidder being able to complete or close the transaction under the circumstances. Brookfield could therefore cause Brookfield Renewable or a Brookfield Account in which we are invested to sell an asset to a third party that has received financing from another Brookfield Account or Walled-Off Business Account even when such third party has not offered the most attractive price.
In exercising its discretion hereunder, Brookfield will seek to ensure that Brookfield Renewable or the Brookfield Account in which we are invested obtains the most favorable sale package (including sales price and certainty and speed of closing) on the basis of a commercially fair and equitable sales process. However, no sale of an investment (in whole or in part) involving acquisition financing provided by a Brookfield Account or Walled-Off Business Account will require approval by Brookfield Renewable or the Unitholders.
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
•Investments by the Related-Party Investor. Certain executives and former executives of Brookfield own a substantial majority of an investment vehicle (the “Related-Party Investor”) whose investment mandate is managed by such executives, Brookfield, Oaktree and PSG. The Related-Party Investor’s investments include, among other things, interests in companies that Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts that we invest in) have invested in, are investing in, and/or will in the future invest in, including in certain cases investments made alongside Brookfield Accounts. There is no information barrier between the personnel managing the Related-Party Investor’s activities and the rest of Brookfield (with the exception of the Walled-Off Businesses, which operate pursuant to an information barrier as further described in “Businesses Subject to Information Walls” below). Brookfield has adopted protocols designed to ensure that the Related-Party Investor’s activities do not materially conflict with or adversely affect the activities of Brookfield Renewable (or any other Brookfield Account) and to ensure that the interests of Brookfield Accounts (including Brookfield Renewable’s and Brookfield Accounts that we invest in) are, to the extent feasible, prioritized relative to the Related-Party Investor’s interests, including among others in connection with the allocation of investment opportunities and the timing of execution of investments.
•Businesses Subject to Information Walls. Brookfield Corporation holds interests in various asset management businesses that manage their investment activities independently of each other. These include: (a) Brookfield Asset Management; (b) Brookfield Public Securities Group, which manages investment funds and accounts that invest in public debt and equity markets (“PSG”); (c) Castlelake, which focuses on private and public credit including aviation leasing and lending, consumer credit and SME financing; (d) Duration Capital Partners, which focuses on transportation infrastructure investments; (e) 17Capital, which focuses on providing financing for private equity portfolios; (f) Pinegrove Capital Partners which focuses on secondary and structured capital solutions investments in the technology and venture capital space (“Pinegrove”); (g) LCM Capital Management, which provides investment advisory services to individuals, pension and profit-sharing plans, charitable organizations and corporations; (h) Primary Wave, which focuses on investments in music royalties and (i) Oaktree, a global investment manager with significant assets under management, emphasizing an opportunistic, value-oriented and risk-controlled approach to investments in credit, private equity, real assets and listed equities. Oaktree manages a significant number of funds and accounts (the “Oaktree Accounts”). As part of the broader Brookfield platform, the businesses are managed with a view to exploring and executing strategic business development and other initiatives that are designed to enhance the overall business, including (among others) new marketing strategies, improved delivery of client services and the sharing of best practices. At the same time, each of these businesses other than Brookfield Asset Management (collectively, the “Walled-Off Businesses”) is managed pursuant to an information barrier designed to enable each business to carry out its investment activities independently of the other businesses.
It is expected that Brookfield, Brookfield Accounts and their portfolio companies (including Brookfield Renewable and Brookfield Accounts that we are invested in and their respective portfolio companies) will engage in activities and have business relationships that give rise to conflicts (and potential conflicts) of interest between them, on the one hand, and Walled-Off Businesses (including Oaktree, for the avoidance of doubt), such businesses’ funds and accounts (collectively, “Walled-Off Business Accounts”) and their portfolio companies, on the other hand. For so long as Brookfield and the Walled-Off Businesses manage their investment operations independently of each other pursuant to an information barrier, the Walled-Off Businesses, Walled-Off Business Accounts and their respective portfolio companies generally will not be treated as affiliates of Brookfield, Brookfield Renewable, the Brookfield Accounts in which we invest or their respective portfolio companies, and conflicts (and potential conflicts) considerations, including in connection with allocation of investment opportunities, investment and trading activities, and agreements, transactions and other arrangements entered into with Walled-Off Businesses, Walled-Off Business Accounts and their portfolio companies, generally will be managed in accordance with the disclosures set out herein.

There is (and in the future will continue to be) some degree of overlap in investment strategies and investments pursued by Brookfield Renewable and the Brookfield Accounts in which we invest (directly and indirectly) and Walled-Off Business Accounts. Nevertheless, Brookfield generally does not expect to coordinate or consult with the Walled-Off Businesses with respect to investment activities and/or decisions. This absence of coordination and consultation, and the information barrier described above, will in some respects mitigate conflicts of interests between Brookfield Renewable (and the Brookfield Accounts in which we invest) and Walled-Off Business Accounts; however, these same factors also will give rise to certain conflicts and risks in connection with Brookfield’s and Walled-Off Businesses’ investment activities, and make it more difficult to mitigate, ameliorate or avoid such situations. For example, because Brookfield and Walled-Off Businesses are not expected to coordinate or consult with each other about investment activities and/or decisions, and neither Brookfield nor the Walled-Off Businesses are expected to be subject to any internal approvals over their investment activities and decisions by any person who would have knowledge and/or decision-making control of the investment decisions of the other, Walled-Off Business Accounts will be entitled to pursue investment opportunities that are suitable for Brookfield Renewable (and the Brookfield Accounts that in which we invest), but which are not made available to Brookfield Renewable (and the Brookfield Accounts in which we invest). Brookfield Renewable (and the Brookfield Accounts in which we invest), on the one hand, and Walled-Off Business Accounts, on the other hand, are also expected to compete, from time to time, for the same investment opportunities. Such competition could, under certain circumstances, adversely impact the purchase price of Brookfield Renewable’s (and the Brookfield Accounts in which we invest) (direct and/or indirect) investments. Walled-Off Businesses (including Oaktree) will have no obligation to, and generally will not, share investment opportunities that may be suitable for Brookfield Renewable (and the Brookfield Accounts in which we invest) with Brookfield, and Brookfield and Brookfield Renewable (and Brookfield Accounts in which we invest) will have no rights with respect to any such opportunities.
In addition, the Walled-Off Businesses (including Oaktree) will not be restricted from forming or establishing new Walled-Off Business Accounts, such as additional funds or successor funds. Moreover, Brookfield expects to provide Walled-Off Business Accounts, from time to time, with (i) access to marketing-related support, including, for example, strategy sessions, introductions to investor relationships and other marketing facilitation activities, and (ii) strategic oversight and business development support, including general market expertise and introductions to market participants such as portfolio companies, their management teams and other relationships. Certain such Walled-Off Business Accounts could compete with or otherwise conduct their affairs without regard as to whether or not they adversely impact Brookfield Renewable (and the Brookfield Accounts in which we invest).
In addition, Walled-Off Business Accounts will be permitted to make investments of the type that are suitable for Brookfield Renewable (and the Brookfield Accounts in which we invest) without the consent of Brookfield Renewable (and the Brookfield Accounts in which we invest) or Brookfield. From time to time, Brookfield Renewable (and the Brookfield Accounts in which we invest), on the one hand, and Walled-Off Business Accounts, on the other hand, are expected to purchase an investment from or sell an investment to each other, as well as jointly pursue one or more investments. In addition, from time to time, Walled-Off Business Accounts are expected to hold an interest in an investment (or potential investment) held by Brookfield Renewable (and the Brookfield Accounts in which we invest), and/or subsequently purchase (or sell) an interest in an investment (or potential investment) held by Brookfield Renewable (and the Brookfield Accounts in which we invest) including in different parts of the capital structure. For example, Brookfield Renewable (and the Brookfield Accounts in which we invest) may hold the equity of a portfolio company of a Walled-Off Business Account. In such situations, Walled-Off Business Accounts could benefit from the (direct or indirect) activities of Brookfield Renewable (and the Brookfield Accounts in which we invest). Conversely, Brookfield Renewable (and the Brookfield Accounts in which we invest) could be adversely impacted by a Walled-Off Business’s activities. In addition, as a result of different investment objectives, views and/or interests in investments, it is expected that Walled-Off Businesses will manage certain Walled-Off Business Accounts’ interests in a way that is different from the interests of Brookfield Renewable (and the Brookfield Accounts in which we invest) (including, for example, by investing in different portions of an issuer’s capital structure, short selling securities, voting securities or exercising rights it holds in a different manner, and/or selling its interests at different times than Brookfield Renewable (and the Brookfield Accounts in which we invest)), which could adversely impact the (direct and/or indirect) interests of Brookfield Renewable (and the Brookfield Accounts in which we invest). The Walled-Off Businesses and Walled-Off Business Accounts are also expected to take positions, give advice and provide recommendations that are different, and potentially contrary to those which are taken by, or given or provided to, Brookfield Renewable (and the Brookfield Accounts in which we invest), and are expected to hold interests that potentially are adverse to those held by Brookfield Renewable (and the Brookfield Accounts in which we invest) (directly or indirectly). Brookfield Renewable (and the Brookfield Accounts in which we invest), on the one hand, and Walled-Off Business Accounts, on the other hand, will in certain cases have divergent interests, including the possibility that the interests of Brookfield Renewable (and the Brookfield Accounts in which we invest) are subordinated to Walled-Off Business Accounts’ interests or are otherwise adversely affected by Walled-Off Business Accounts’ involvement in and actions related to an investment. Walled-Off Businesses will not have any obligation or other duty to make available for the benefit of Brookfield Renewable (and the Brookfield Accounts in which we invest) any information regarding its activities, strategies and/or views.
Walled-Off Businesses, including Oaktree, may provide similar information, support and/or knowledge to Brookfield, and the conflicts (and potential conflicts) of interest described above will apply equally in those circumstances.
The potential conflicts of interest described herein are expected to be magnified as a result of the lack of information sharing and coordination between Brookfield and the Walled-Off Businesses. The investment team of Brookfield Renewable (and the Brookfield Accounts in which we invest) is not expected to be aware of, and will not have the ability to manage, such conflicts. This will be the case even if they are aware of a Walled-Off Business’s investment activities through public information.
Brookfield and Oaktree or any other Walled-Off Business may decide, at any time and without notice to Brookfield Renewable (and the Brookfield Accounts in which we invest) or the investors, to remove or modify the information barrier between Brookfield and such Walled-Off Business. In the event that the information barrier is removed or modified, it would be expected that Brookfield and the applicable Walled-Off Business will adopt certain protocols designed to address potential conflicts and other considerations relating to the management of their investment activities in a different or modified framework.
Breaches (including inadvertent breaches) of the information barrier and related internal controls by Brookfield and/or a Walled-Off Business could result in significant consequences to Brookfield (and applicable Walled-Off Businesses) as well as have a significant adverse impact on Brookfield Renewable (and the Brookfield Accounts in which we invest), including, among other things, potential regulatory investigations and claims for securities laws violations in connection with the direct and/or indirect investment activities of Brookfield Renewable (and the Brookfield Accounts in which we invest). These events could have adverse effects on Brookfield’s reputation, result in the imposition of regulatory or financial sanctions, or negatively impact Brookfield’s ability to provide investment management services to Brookfield Renewable (and the Brookfield Accounts in which we invest), all of which could result in negative financial impact to the investments of Brookfield Renewable (and the Brookfield Accounts in which we invest).
To the extent that the information barrier is removed or otherwise ineffective and Brookfield has the ability to access analysis, models and/or information developed by a Walled-Off Business (including Oaktree) and its personnel, Brookfield will not be under any obligation or other duty to access such information or effect transactions on behalf of Brookfield Accounts (including Brookfield Renewable (and the Brookfield Accounts in which we invest)) in accordance with such analysis and models, and in fact may be restricted by securities laws from doing so. Brookfield Renewable (and the Brookfield Accounts in which we invest) may make investment decisions that differ from those it would have made if Brookfield had pursued such information, which may be disadvantageous to Brookfield Renewable (and the Brookfield Accounts in which we invest).
Portfolio companies in which Brookfield Renewable (and the Brookfield Accounts in which we invest) has invested may enter into lease agreements and other similar arrangements with Walled-Off Businesses, Walled-Off Business Accounts and/or their portfolio companies. Additionally, Brookfield may from time to time engage Walled-Off Businesses, Walled-Off Business Accounts and/or their portfolio companies to provide certain services to Brookfield Renewable (and the Brookfield Accounts in which we invest) and their respective portfolio companies, including non-investment management related services and other services that would otherwise be provided by third-party service providers or Brookfield, as the case may be. For example, Brookfield’s AIFM is owned by Brookfield and Oaktree and provides services such as risk management and Oaktree or another Walled-Off Business Account may be a lender to an asset owned by Brookfield Renewable (and the Brookfield Accounts in which we invest). The AIFM may provide such services at different rates than those charged to Brookfield

Renewable (and the Brookfield Accounts in which we invest) or their respective affiliates than it will charge to the Oaktree Accounts. While Brookfield will determine in good faith what rates and expenses it believes are acceptable for the services being provided to Brookfield Renewable (and the Brookfield Accounts in which we invest) (including based on similar services provided, or previously provided, to other Brookfield Accounts and/or rates approved by other Brookfield Accounts), there can be no assurances that the rates and expenses charged to Brookfield Renewable (and the Brookfield Accounts in which we invest) will not be greater than those that would be charged in alternative circumstances. Each such engagement will be in accordance with disclosures set out in the Limited Partnership Agreements and herein. In addition, Brookfield may be retained by a Walled-Off Business, a Walled-Off Business Account or a portfolio company thereof to perform services that it also provides to Brookfield Renewable (and the Brookfield Accounts in which we invest). The rates charged by Brookfield for such services to a Walled-Off Business are expected to be different than those charged to Brookfield Renewable (and the Brookfield Accounts in which we invest), and the rates charged to a Walled-Off Business may be less than the rates charged to Brookfield Renewable (and the Brookfield Accounts in which we invest).
This does not purport to be a complete list or explanation of all actual or potential conflicts that may arise as a result of the acquisition of Oaktree, any current Walled-Off Business or any Walled-Off Business acquired by Brookfield in the future, and additional conflicts not yet known by Brookfield, Oaktree or the other Walled-Off Businesses may arise in the future and such conflicts will not necessarily be resolved in favor of the interests of Brookfield Renewable (and the Brookfield Accounts in which we invest). Because of the extensive scope of both Brookfield’s and the Walled-Off Businesses’ activities and the complexities involved in combining certain aspects of existing businesses, the policies and procedures to identify and resolve such conflicts of interest will continue to be developed over time.
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
There may be potential conflicts of interest or regulatory issues relating to these transactions which could limit Brookfield’s decision to engage in these transactions for Brookfield Renewable (or a Brookfield Account in which we invest). In connection with a cross trade or a principal transaction, Brookfield and its affiliates have a potentially conflicting division of loyalties and responsibilities regarding Brookfield Renewable (or a Brookfield Account in which we invest) and the other parties to the trade and have developed policies and procedures in relation to such transactions and conflicts. However, there can be no assurance that such transactions will be effected, or that such transactions will be effected in the manner that is most favorable to Brookfield Renewable (or a Brookfield Account in which we invest) as a party to any such transaction. By virtue of its investment, a Unitholder consents to Brookfield Renewable (or a Brookfield Account in which we invest) entering into cross trades and, subject to consent by the independent directors (or by the limited partner advisory committee or other analogous body in the case of a transaction entered into by a Brookfield Account in which we invest), principal transactions to the fullest extent permitted under applicable law. For the avoidance of doubt, acquisitions or dispositions among certain portfolio companies of Brookfield Renewable (or a Brookfield Account in which we invest) and portfolio companies owned by other Brookfield Accounts, Walled-Off Businesses or Non-Controlled Affiliates will not be treated as cross trades or principal transactions and will not require the approval of the independent directors or any other consent. See “Affiliated Services and Transactions” below.
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
In addition, from time to time, Brookfield Renewable may enter into short-term arrangements with portfolio companies or Brookfield Accounts in which we invest (collectively, “Depositing Parties”) that permit such entities to place funds on deposit with Brookfield Renewable on the terms described below or otherwise approved by the Managing General Partner’s independent directors. Interest earned or incurred on such deposits must fall between the interest rate that would otherwise be payable by Brookfield Renewable under its commercial paper program or credit facilities with unrelated parties and the interest rate that would otherwise be available to the applicable Depositing Party in similar transactions on an arms’ length basis with unrelated parties. As at December 31, 2024, our net deposit from such Depositing Parties was approximately $300 million and Brookfield Renewable incurred interest expenses relating to such arrangements of approximately $225,000 for the year ended December 31, 2024. Brookfield Renewable must ensure that there is sufficient liquidity available to cover the amount of any deposits from Depositing Parties in the event they are called for repayment.

This arrangement is intended to enhance the use of excess funds of the applicable Depositing Party when Brookfield Renewable has a business need for the capital (including, without limitation, to fund operating and/or investment activities and/or to pay down higher cost capital), and provides: (i) to the applicable Depositing Party, a higher rate of return on the funds than it otherwise would be able to achieve in the market and (ii) to Brookfield Renewable, a lower cost of funds than it otherwise would be able to obtain in the market. Accordingly, each of the Depositing Party and Brookfield Renewable benefits from these arrangements.
Conflicts of interest arising for Depositing Parties under this arrangement have been approved by the Managing General Partner’s independent directors in accordance with our Conflicts Protocols for managing and resolving potential conflicts of interest.
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
•Warehoused Investments and Initial Investments. Brookfield (or Brookfield Renewable) could purchase one or more warehoused investments on behalf of a Brookfield Account in which we invest. Brookfield or Brookfield Renewable, as applicable, will transfer each such warehoused investment to a Brookfield Account in which we invest at the time Brookfield, in its discretion, deems it appropriate to transfer each such warehoused investment to the Brookfield Account (either prior to or following its initial closing) taking into account (among others) one or more of the following considerations: (a) capital available for deployment during the fundraising phase, (b) availability of subscription facility, (c) size of subscription facility, (d) size of fund closings, (e) size of anticipated fund closings, (f) actual and anticipated capital needs, (g) optimization of capital calls, including by seeking to limit rebalancing activities within a relatively short period of time and/or in light of anticipated fund closings, and (h) other tax, legal or regulatory considerations. As a result, a warehoused investment could be held by Brookfield or Brookfield Renewable for a longer period before transferring such warehoused investment to the Brookfield Account than would otherwise be the case, and/or an expected transfer of a warehoused investment to the Brookfield Account could be delayed, in each case based on (among others) one or more of the factors described above, incurring additional carrying costs payable to Brookfield or our group (as described in the following paragraph).
Each warehoused investment will be transferred for a purchase price equal to the cost to Brookfield or Brookfield Renewable, as applicable, with respect to such warehoused investment, including any expenses attributable thereto and taking into account the impact of any currency fluctuations, plus an annually compounded rate of return on the capital deployed by Brookfield or Brookfield Renewable, as applicable, as set out in the relevant Brookfield Account’s governing documents, in respect of such warehoused investments, net of any cash distributions received by Brookfield or Brookfield Renewable, as applicable, with respect to such warehoused investment (but the cost of carry will not in any event be reduced below zero). The value of a warehoused investment may depreciate between its purchase by Brookfield or Brookfield Renewable and its subsequent transfer to a Brookfield Account, and in such case will still be transferred at the price described above notwithstanding the warehoused investment’s depreciation. Brookfield Accounts in which we invest may make initial investments. The purchase price (and any related deposits and expenses) of any initial investment may be funded by amounts borrowed pursuant to a loan facility.
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
Furthermore, Brookfield, the Walled-Off Businesses and other Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest) are deemed to be affiliates for purposes of certain laws and regulations across various jurisdictions (notwithstanding that the Walled-Off Businesses will generally not be treated as affiliates under the governing documents of Brookfield Renewable or the Brookfield Accounts in which we invest) and it is anticipated that, from time to time, Brookfield Renewable and Brookfield Accounts in which we invest will each have positions (which in some cases will be significant) in one or more of the same issuers that Brookfield needs to aggregate for certain securities laws and other regulatory purposes (including for purposes of certain trading restrictions and/or reporting obligations in various jurisdictions). Consequently, activities by one Brookfield Account could result in earlier public disclosure of investments by other Brookfield Accounts, restrictions on transactions of other Brookfield Accounts (including the ability to make or dispose of certain investments at certain times), adverse effects on the prices of investments made by Brookfield Accounts, potential short-swing profit disgorgement, penalties and/or regulatory remedies, or otherwise create conflicts of interests for our group and the Brookfield Accounts in which we invest.
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
Brookfield and the Walled-Off Businesses may become subject to additional restrictions on its business activities that could have an impact on the activities of Brookfield Renewable or the Brookfield Accounts in which we invest. In addition, Brookfield may restrict investment decisions and activities on behalf of Brookfield Renewable or certain, but not all, Brookfield Accounts in which we invest (in addition to other Brookfield Accounts sponsored, managed or advised by Brookfield or the Walled-Off Businesses).
•Affiliated Services and Transactions. Where it deems appropriate, relevant and/or necessary, in its sole discretion, Brookfield will perform or will engage its affiliates and/or related parties to provide a variety of different services and products in connection with the operation and/or management of Brookfield Renewable, Brookfield Accounts in which we invest, and/or their investments, potential investments and/or investment entities, that would otherwise be provided by independent third parties, including (among others): lending and loan special servicing, arranging, negotiating and managing financing, refinancing, hedging, derivative, managing workouts and foreclosures and other treasury and capital markets arrangements; investment banking (including participation by Brookfield-affiliated broker dealers in the underwriting and syndications of securities, loans and other financial instruments issued by Brookfield Renewable (or a Brookfield Account in which we invest) and/or portfolio companies); investment support, including investment backstop, guarantees and similar investment support arrangements; advisory, consulting, brokerage, market research, appraisal, valuation, risk management, assurance, and audit services (including related to investments, assets, commodities, good and services); acting as alternative investment fund manager and/or other similar type of manager in jurisdictions where such services are necessary and/or beneficial and services relating to the use of entities that maintain a permanent residence in certain jurisdictions; financial planning, cash flow modeling and forecasting, consolidation, reporting, books and records, bank account and cash management, controls and other financial operations services; transaction support, assisting with review, underwriting, analytics, due diligence and pursuit of investments and potential investments; anti-bribery and corruption, anti-money laundering and “know your customer” reviews, assessments and compliance measures; investment onboarding (including training employees of investments on relevant policies and procedures relating to risks); legal, compliance, regulatory, tax and corporate secretarial services; fund administration, accounting and reporting (including coordinating, supervising and administering onboarding, due diligence, reporting and other administrative services, including those associated with the third party fund administrator and placement agents of Brookfield Renewable (or of Brookfield Accounts in which we invest)) and client onboarding (including review of subscription materials and coordination of anti-bribery and corruption, anti-money laundering or “know your customer” reviews and assessments); preparation and review of fund documents, negotiation with prospective investors and other services that would be considered organizational expenses of a Brookfield Account if performed by a third party; portfolio company and asset/property operations and management (and oversight thereof); data generation, data analytics, data analysis, data collection and data management services; participation in and/or advice on a range of activities by strategic and/or operations professionals with established industry expertise, including among others in connection with (or with respect to) the origination, identification, assessment, pursuit, coordination, execution and consummation of investment opportunities, including project planning, engineering and other technical analysis, securing site control, preparing and managing approvals and permits, financial analysis and managing related-stakeholder matters; real estate, leasing and/or asset/facility management; service as administrative and collateral agent; development management (including pre-development, market and site analysis, modeling, zoning, entitlements, land use, pre-construction, community and government relations, design, environmental review and approvals, securing and administering compliance with governmental agreements, government approvals and incentive programs, permitting, site safety planning and construction); marketing (including of power or other output by an underlying asset/portfolio company); environmental and sustainability services; the placement and provision of various insurance policies and coverage and/or reinsurance thereof, including via risk retention, insurance captives and/or alternative insurance solutions; system controls; human resources, payroll and welfare benefits services; health, life and physical safety, security, operations, maintenance and other technical specialties; supply and/or procurement of power, energy and/or other commodities/goods/products; information technology services, risk management and innovation (including cyber/digital security and related services); all services contemplated by a Rate Schedule; other operational, back office, administrative and governance related services; oversight and supervision of the provision, whether by a Brookfield affiliate/related party or a third-party, of the above-referenced services and products; and any other services that Brookfield deems appropriate, relevant and/or necessary in connection with the operations and/or management of Brookfield Renewable, Brookfield Accounts in which we invest, and/or their investors, investments, potential investments and/or the investment entities (such services, collectively, “Affiliated Services”). The types of Affiliated Services that Brookfield provides will not remain fixed and are expected to change and/or evolve over time as determined by Brookfield in its sole discretion.
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
For the avoidance of doubt, the foregoing procedures and limitations regarding compensation for transactions will not apply to transactions for services and/or products between the investments of Brookfield Renewable (or a Brookfield Account in which we invest) and portfolio companies of another Brookfield Account, Walled-Off Businesses, Walled-Off Business Accounts and/or a Non-Controlled Affiliate, which are described in further detail in “Transactions with Portfolio Companies” (though Brookfield could nonetheless determine, in its sole discretion, to apply a Rate Schedule, an Affiliate Service Rate and/or an estimated cost plus an administrative fee methodology in these situations).
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
•Allocation of Costs and Expenses. In the ordinary course, Brookfield is required to decide whether costs and expenses are to be borne by Brookfield Renewable (or a Brookfield Account in which we invest), their investments or potential investments and/or other Brookfield Accounts (including Brookfield), and to allocate such costs and expenses among Brookfield Renewable or a Brookfield Account in which we invest, their respective investments or potential investments, and/or other Brookfield Accounts (including Brookfield) as appropriate. These costs and expenses include organizational expenses, operating expenses and expenses charged to investments, including (among others) fees, costs and expenses payable to service providers, including related parties, affiliates of Brookfield and/or third-party service providers. Brookfield expects to allocate costs and expenses to or among the Brookfield Accounts (including Brookfield Renewable (and Brookfield Accounts in which we invest) and/or Brookfield) that benefit from such costs and expenses in a fair and reasonable manner using its good faith judgment, which is inherently subjective. Additional detail regarding costs and expenses is set out, among others, in the “Affiliated Services and Transactions,” “Service Providers,” “Transfers and Secondments,” “Insurance” and “Internal Audit” subsections in the Conflicts of Interest section of this Form 20-F.

Brookfield generally will utilize one or more methodologies (that it determines, in its sole discretion, to be fair and reasonable) to determine (i) the costs and expenses relating to a particular service (that are not otherwise provided pursuant to a fixed rate) and (ii) the allocation of costs and expenses among Brookfield Accounts (including Brookfield Renewable (and Brookfield Accounts in which we invest) and/or Brookfield). These methodologies are expected to include, but are not limited to, one or more of the following: (i) quarterly, semi-annual, annual or other periodic estimates (including budgetary estimates) of (A) the amount and/or range of time spent by or to be spent by employees on provision of a service to one or more Brookfield Accounts, and/or (B) the level of effort required to provide a particular service relative to other services provided by the same employees (for instance, costs and expenses relating to financial reporting services could be allocated based on the estimated level of effort required for audited versus unaudited financial statements) and Brookfield is not required to subject such estimates to true-up once the relevant service has been completed; (ii) the relative size (e.g., value or invested equity), number, output, complexity and/or other characteristic relating to the Brookfield Accounts, investments and/or potential investments to which the services relate; (iii) where services are provided by groups of employees, utilization of blended compensation rates across such employees; and/or (iv) any other methodology deemed fair and reasonable by Brookfield in determining (and/or estimating) the cost and expenses relating to the provision of a particular service.
The methodologies that Brookfield utilizes to determine the costs and expenses relating to a particular service and the allocation of costs and expenses among Brookfield Accounts (including Brookfield) are expected to vary based on the particular facts and circumstances of each situation (including potentially analogous situations) and over time, and as such there will be some degree of variation in the manner in which situations are addressed (including similar situations over time). There can be no assurance that any such determination will accurately reflect the actual cost of a service in any particular situation, that Brookfield’s own interests won’t influence its determination, and/or that a different methodology would not have also been fair, reasonable and/or yield a different (including more accurate) result. Moreover, it is possible that Brookfield Renewable (or a Brookfield Account in which we invest) and/or their investments or potential investments could be allocated a larger portion of costs and expenses relating to one or more services, including services provided by Brookfield Accounts (including Brookfield) and/or services that are provided to Brookfield Renewable (or a Brookfield Account in which we invest) and other Brookfield Account(s), than they otherwise would have if Brookfield did not face the conflicts of interest considerations discussed herein. Among other things, the determination of costs and expenses generally will be based on estimates (which are inherently subjective) and/or blended rates determined by blending and averaging employee costs. As a result, there can be no assurances that the amounts charged by Brookfield to Brookfield Renewable (or a Brookfield Account in which we invest) and/or their investments for any service will not be greater (or lower) than the amount that would be charged had Brookfield determined the costs and expenses relating to the service(s) and/or the allocation of such costs and expenses among Brookfield Accounts (including Brookfield) via a different methodology or engaged a similarly-situated third-party service provider to provide the services.
From time to time, Brookfield may inadvertently miscalculate the amount owed by Brookfield Renewable (or a Brookfield Account in which we invest) in respect of a certain expense or fee. In the event this occurs, Brookfield will reduce the overall receivable due from Brookfield Renewable or the relevant Brookfield Account accordingly. To the extent that, upon correcting the miscalculation, there is no amount owed to Brookfield by the Brookfield Account in respect of the relevant service, Brookfield will reimburse the Brookfield Account for the amount overcharged with interest.
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
•Intangible Benefits and Discounts. Brookfield and its personnel can be expected to receive certain benefits and/or perquisites arising or resulting from their activities on behalf of Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest) which will not reduce management fees or otherwise be shared with Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest), their investors and/or investments. Such benefits will inure exclusively to Brookfield and/or its personnel receiving them, even if they are significant or difficult to value and even though the cost of the underlying service is borne by Brookfield Accounts (including Brookfield Renewable and/or Brookfield Accounts in which we invest) and/or their respective investments (as an expense). For example, certain affiliates may receive portions of fees paid by third parties that relate to transactions involving properties and/or tenants, such as a portion of broker commissions paid by sellers of properties, and portions of the insurance premiums and fees paid by tenants to insurance providers. In addition, airline travel or hotel stays incurred as expenses by Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest) typically result in “miles” or “points” or credit in loyalty/status programs and such benefits and/or amounts will, whether or not de minimis or difficult to value, inure exclusively to Brookfield and/or such personnel (and not to Brookfield Renewable, Brookfield Accounts in which we invest, investors and/or investments) even though the cost of the underlying service is borne by Brookfield Renewable, Brookfield Accounts in which we invest and/or investments. Similarly, the volume of work that service providers receive from Brookfield results in discounts for such services that Brookfield will benefit from, while Brookfield Renewable, the Brookfield Accounts in which we invest and/or their respective investments will not be able to benefit from certain discounts that apply to Brookfield. Brookfield and/or its employees will, from time to time, make or receive employment referrals for certain contacts and/or their family members, including those contacts that relate to Brookfield Accounts (including Brookfield Renewable, Brookfield Accounts in which we invest, and investments). Such referrals may result in employment that benefits the contacts and/or their family members and the financial benefit of that employment will not be individually disclosed to Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest) and/or shared with such Brookfield Accounts, investors and/or investments. In addition, Brookfield has in the past and expects to continue to make available certain discount programs to its employees as a result of Brookfield’s relationship with an investment (e.g., “friends and family” discounts), which discounts are not available to the investors. Brookfield may also offer corporate discount programs internally so that, for example, Brookfield entities holding events (such as conferences) at Brookfield assets may receive discounts (including in respect of hotel rates for attendees or catering services). The size of these discounts on products and services provided by investments (and, potentially, customers or suppliers of such investments) could be significant. The potential to receive such discounts could provide an incentive for Brookfield to cause Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest) and/or investments to enter into transactions that may or may not have otherwise been entered into in the absence of these arrangements and benefits. Financial benefits that Brookfield and its personnel derive from such transactions will generally not be shared with Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest), investors and/or investments. Such discounts include, among others, the ability to lease units in multifamily buildings, or rooms in hotels, owned by Brookfield Accounts, stay at hotels owned by Brookfield Accounts, utilize services and/or programs offered by assets owned by Brookfield Accounts, in each case at significantly discounted rates. In certain cases, Brookfield will be engaged by the purchaser of an investment to provide various services, including operations and management services (and oversight thereof), with respect to such investment for an interim period following the disposition of such investments until such functions are fully transitioned to the purchaser’s service providers. Any such services will be provided on rates agreed with the purchaser (which may be different from (and potentially higher than) the rates charged for Affiliated Services) and such compensation will not be shared with Brookfield Accounts (including Brookfield Renewable or Brookfield Accounts in which we invest), including the Brookfield Account that sold the investment, or reduce management or other fees owed by Brookfield Accounts. For a discussion regarding the resolution of the conflicts of interest noted above, see “Management and Resolution of Conflicts” below.
•Transactions with Portfolio Companies. In addition to any Affiliated Services provided by Brookfield or Brookfield Renewable (as described above), certain of our investments and/or portfolio companies of Brookfield Accounts in which we are invested will in the ordinary course of business provide services or goods to, receive services or goods from, lease space to or from, or participate in agreements, transactions or other arrangements with (including the purchase and sale of assets and other matters that would otherwise be transacted with independent third parties), portfolio companies owned by other Brookfield Accounts, Walled-Off Businesses, Walled-Off Business Accounts and Non-Controlled Affiliates. Some of these agreements, transactions and other arrangements would not have been entered into but for the affiliation or relationship with Brookfield and, in certain cases, are expected to replace agreements, transactions and/or arrangements with third parties. These agreements, transactions and other arrangements will involve payment and/or receipt of fees, expenses and other amounts and/or other benefits to or from the portfolio companies of such other Brookfield Accounts, Walled-Off Businesses, Walled-Off Business Accounts and Non-Controlled Affiliates (including, in certain cases, performance-based compensation). Such fees, expenses, amounts and benefits will not offset any management fee payable to Brookfield in respect of Brookfield Renewable or other Brookfield Account (including Brookfield Accounts in which we invest). In certain cases, Brookfield’s investment thesis with respect to an investment will include attempting to create value by actively facilitating relationships between the investment and portfolio companies or assets owned by other Brookfield Accounts, Walled-Off Businesses, Walled-Off Business Accounts and Non-Controlled Affiliates. In these and other cases, these agreements, transactions and other arrangements will be entered into either with active participation by Brookfield or the portfolio companies’ management teams independent of Brookfield. While such arrangements and/or transactions and the fees or compensation involved have the potential for inherent conflicts of interest, Brookfield believes that the access to Brookfield (including portfolio companies of Brookfield Accounts and Walled-Off Business Accounts) enhances our capabilities (and the capabilities of Brookfield Accounts in which we are invested) and is an integral part of our (and other Brookfield Accounts’) operations. Each transaction will be entered into to satisfy a legitimate business need.
Portfolio companies of Brookfield Accounts and Walled-Off Business Accounts generally are not Brookfield’s and Brookfield Renewable’s affiliates for purposes of our governing agreements. As a result, the restrictions and conditions contained therein that relate specifically to Brookfield and/or our affiliates do not apply to arrangements and/or transactions among portfolio companies of Brookfield Accounts and/or Walled-Off Business Accounts, even if we (or a Brookfield Account) have a significant economic interest in a portfolio company and/or Brookfield ultimately controls it. For example, in the event that a portfolio company of one Brookfield Account enters into a transaction with a portfolio company of another Brookfield Account (or a Walled-Off Business Account), such transaction generally would not trigger potential cross trade, principal transaction and/or other affiliate transaction considerations.
In all cases in which Brookfield actively participates in such agreements, transactions or other arrangements, Brookfield will seek to ensure that the agreements, transactions or other arrangements are in the best interests of the applicable Brookfield Accounts’ portfolio companies, with terms to be determined in good faith as fair, reasonable and equitable under the circumstances. However, there can be no assurance that the terms of any such agreement, transaction or other arrangement will be executed on an arm’s length basis, be as favorable to the applicable portfolio company as otherwise would be the case if the counterparty were not related to Brookfield or be the same as those that other Brookfield Accounts’ portfolio companies receive from the applicable counterparty, or be benchmarked in any manner. In some circumstances, our investments and portfolio companies of Brookfield Accounts in which we are invested may receive better terms from a portfolio company of another Brookfield Account or a Walled-Off Business Account than from an independent counterparty. In other cases, these terms may be worse.
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
Furthermore, Brookfield (or other Brookfield Accounts, Walled-Off Business Accounts and/or their businesses will from time to time make equity or other investments in companies or businesses that provide services to or otherwise contract with Brookfield Renewable, Brookfield Accounts in which we are invested and/or their portfolio companies. In particular, Brookfield has in the past entered into, and expects to continue to enter into, relationships with companies in the technology, real assets services and other sectors and industries in which Brookfield has broad expertise and knowledge, whereby Brookfield or a Brookfield Account acquires an equity or other interest in such companies that may, in turn, transact with Brookfield Renewable, Brookfield Accounts in which we are invested and/or their portfolio companies. For example, Brookfield has invested and continues to invest, directly or through Pinegrove, in emerging technology companies that develop and offer technology products that are expected to be of relevance to Brookfield Renewable, Brookfield Accounts in which we are invested and portfolio companies (as well as to third-party companies operating in similar sectors and industries). In connection with such relationships, Brookfield expects to refer, introduce or otherwise facilitate transactions between such companies and Brookfield Renewable, Brookfield Accounts in which we are invested and portfolio companies, which would result in benefits to Brookfield (or Brookfield Accounts, Walled-Off Business Accounts or their businesses), including via increased profitability of the relevant company, as well as financial incentives and/or milestones which benefit Brookfield Accounts or businesses (including through increased equity allotments), which are likely in some cases to be significant. Such financial incentives that inure to or benefit Brookfield and Brookfield Accounts pose an incentive for Brookfield to cause Brookfield Renewable, Brookfield Accounts in which we are invested and/or their portfolio companies to enter into such transactions that may or may not have otherwise been entered into. Financial incentives derived from such transactions will generally not be shared with Brookfield Renewable or Unitholders. Furthermore, such transactions are likely to contribute to the development of expertise, reputational benefits and/or the development of new products or services by Brookfield (or Brookfield Accounts, Walled-Off Businesses, Walled-Off Business Accounts and/or their businesses), which Brookfield will seek to capitalize on to generate additional benefits that are likely to inure solely to Brookfield (or Brookfield Accounts, Walled-Off Businesses, Walled-Off Business Accounts and/or their businesses) and not to Brookfield Renewable or the Unitholders.
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
Brookfield could benefit from arrangements where Brookfield employees are hired or retained by, or seconded to, one or more investments or a Brookfield affiliate on behalf of an investment (for example, in the case where an investment makes a fixed payment to Brookfield to compensate Brookfield for a portion of an employee’s incentive compensation, but such employee does not ultimately collect such incentive compensation). Additionally, there could be a circumstance where an employee of Brookfield or a portfolio company of a Brookfield Account, Walled-Off Business or Walled-Off Business Account may become an employee or secondee of one or more of portfolio companies of Brookfield Renewable or a Brookfield Account in which we invest (or vice versa) and, in connection therewith, be entitled to retain unvested incentive compensation received from the company it is transferring or being seconded from. While such incentive compensation would be subject to forfeiture under other circumstances, given the prior employment by a Brookfield related company, such incentive compensation may continue to vest as if such employee continued to be an employee of the company from which it is transferring. The arrangements described herein will take place in accordance with parameters approved by the Managing General Partner’s independent directors in the Conflicts Protocols, but will not be subject to approval by the Unitholders, and such amounts will not be considered fees received by Brookfield or its affiliates that offset or otherwise reduce the management fee.
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
Consultants are expected, from time to time, to receive payments from, or allocations of performance-based compensation with respect to, Brookfield, Brookfield Renewable, Brookfield Accounts in which we are invested and portfolio companies. In such circumstances, payments from, or allocations or performance-based compensation with respect to, Brookfield Renewable, Brookfield Accounts in which we are invested and/or portfolio companies generally will be treated as expenses of the applicable entity and will not, even if they have the effect of reducing retainers or minimum amounts otherwise payable by Brookfield, be subject to management fee offset provisions. Additionally, while Brookfield believes such compensation arrangements will be reasonable, a number of factors, including the particular relationship with a Consultant and the nature of its services (which could be specialized or customized to meet the needs of Brookfield and its funds and portfolio companies in ways that other providers may not offer), could result in such Consultant’s fees, costs and expenses not being comparable to those charged for such services by other third parties and, consequently, there could be limited or no cost savings from the retention of such Consultant. Brookfield retains its discretion to select the Consultant for any services to be provided to Brookfield Renewable (or a Brookfield Account in which we are invested) after weighing all factors that Brookfield deems relevant, including price, quality of service and the ability of a Consultant to meet Brookfield’s specific requirements, and Brookfield will not have an obligation to evaluate alternative providers, to undertake a minimum amount of benchmarking, or to compare pricing for such Consultant’s services. In addition to any compensation arrangements, Brookfield Renewable or a Brookfield Account in which we are invested may also generally bear its share of any travel costs or other out-of-pocket expenses incurred by Consultants in connection with the provision of their services. Accounting, network, communications, administration and other support benefits, including office space, may be provided by Brookfield, Brookfield Renewable and/or a Brookfield Account in which we are invested to Consultants without charge, and any costs associated with such support may be borne by Brookfield Renewable and/or such Brookfield Account.
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
•Transaction and Other Fees. Brookfield and its employees may receive certain transaction fees, consulting fees, advisory fees, directors’ fees, monitoring fees, or similar fees, in connection with investments or prospective investments. 100% of Brookfield Renewable’s or other Brookfield Account’s proportionate share of such fees, net of applicable expenses, will be credited against future payments of the management fee. Such fees will not be subject to the Affiliate Service Rates described in “Affiliated Services and Transactions” above. For the avoidance of doubt, (a) the allocable share of such fees attributable to any investor (including any Brookfield Account and any co-investor) that does not pay management fees is not expected to be credited to such investor (and will be retained by Brookfield and/or its employees) and (b) to the extent that multiple Brookfield Accounts (including co-investment vehicles) participate in an investment, any fees received by Brookfield in respect of one Brookfield Account will not offset the management fee received by Brookfield from any other Brookfield Account (regardless of whether or not any amount of such fees is credited to the investors in such Brookfield Accounts, by means of a management fee offset or otherwise) and if such fees are not subject to an offset, such fees will be retained by Brookfield and/or its employees. To the extent any significant investments are made alongside Brookfield Renewable (or a Brookfield Account in which we invest), meaningful portions of any such fees paid by any investment to Brookfield will not be allocated to Brookfield Renewable (or a Brookfield Account in which we invest) and will not offset the management fee. As a result, Brookfield will be subject to potential conflicts of interests in determining which portion of an investment in the relevant portfolio company should be allocated to another Brookfield Account and may be more incentivized to charge any such fees where there is expected to be significant co-investment alongside Brookfield Renewable (or a Brookfield Account in which we invest).
•Travel Expenses. We will reimburse Brookfield for out-of-pocket travel expenses, including air travel (generally business class), car services, meals and hotels (generally business or luxury class accommodations), incurred in identifying, evaluating, sourcing, researching, structuring, negotiating, acquiring, making, holding, developing, operating, managing, selling or potentially selling, restructuring or otherwise disposing of proposed or actual investments of Brookfield Renewable and/or of Brookfield Accounts in which we are invested (including fees for attendance of industry conferences, the primary purpose of which is sourcing investments), in connection with the formation, marketing, offering and management of Brookfield Renewable and Brookfield Accounts in which we are invested. In addition, travel expenses incurred in the formation, marketing and offering of Brookfield Accounts in which we invest will generally be considered organizational expenses, including where such travel expenses relate to an existing or potential arrangement with any placement agent regarding the offering of interests in a Brookfield Account or the offering of a feeder fund of a Brookfield Account. Brookfield employees will generally be encouraged to utilize preferred travel and accommodation partners, including hotels, when incurring travel expenses. Such preferred partners will often be assets or portfolio companies of Brookfield Accounts and typically will not be the most economical option available.
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
•Insurance. Brookfield has caused Brookfield Renewable and Brookfield Accounts in which we invest to purchase and/or bear premiums, fees, costs and expenses (including the premiums, costs, expenses and/or fees of Brookfield affiliates and non-affiliates for insurance coverage and for placement and administration of insurance coverage) with respect to insurance coverage for the benefit of Brookfield Renewable, Brookfield Accounts in which we invest, Brookfield and its affiliates (as service providers to Brookfield Accounts), their employees, affiliates, agents and representatives, as well as limited partner advisory committee members and other indemnified parties with respect to matters (including directors and officers liability insurance, errors and omissions insurance, and any other insurance which Brookfield determines to be required or market standard), or for the benefit of Brookfield Renewable and the Brookfield Accounts in which we invest, as well as to portfolio companies with respect to investment-related matters (including but not limited to terrorism, property, title, liability, marine, environmental, professional, cyber, transactional, fire insurance and/or extended or specialized coverage).
Brookfield, Brookfield Accounts (including Brookfield Renewable and the Brookfield Accounts in which we invest) and their respective portfolio companies and other investments will utilize Brookfield affiliates for placement, administration, and provision of insurance coverage in connection with all or part of their insurance coverage and Brookfield Renewable (or a Brookfield Account in which we invest) is expected to leverage the scale of Brookfield by participating in shared, blanket or umbrella, insurance policies as part of a broader group of entities affiliated with Brookfield (including Brookfield and other Brookfield Accounts). Any insurance policy purchased by or on behalf of Brookfield Renewable (or a Brookfield Account in which we invest) (including policies covering Brookfield Renewable, Brookfield Accounts in which we invest, Brookfield and other Brookfield Accounts) may provide coverage for situations where Brookfield Renewable (or a Brookfield Account in which we invest) would not provide indemnification, including situations involving culpable conduct by Brookfield. Nonetheless, the share of the premiums, costs, fees and expenses of Brookfield Renewable (or a Brookfield Account in which we invest) in respect of insurance coverage will not be reduced to account for these types of situations. Where possible, Brookfield Renewable (and Brookfield Accounts in which we invest) generally leverage Brookfield’s scale by participating in shared or umbrella, insurance policies that cover a broad group of entities (including Brookfield, other Brookfield Accounts and their portfolio companies) under a single policy.
The total cost of any shared or umbrella insurance policy is allocated among all participants covered by the policy in a fair and equitable manner taking into consideration applicable facts and circumstances, including the value of each covered account’s asset value and/or the risk that the account poses to the insurance provider. While Brookfield takes into account certain objective criteria in determining how to allocate the cost of umbrella insurance coverage among covered accounts, the assessment of the risk that each account poses to the insurance provider is more subjective in nature. In addition, Brookfield’s participation in umbrella policies gives rise to conflicts in determining the proper allocation of the costs of such policies.

Brookfield insurance companies (each, a “Captive”) that provide insurance coverage for Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest) and assets held directly or indirectly by Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest) generally will be utilized for all or a portion of insurance coverage needs (e.g., primary layer of insurance for certain assets, supplemental or umbrella coverage provided by third-party carriers, etc.). Captives are expected to provide benefits to Brookfield Accounts that may not be available from a third-party insurance provider. In determining whether to utilize a Captive as an insurance provider for Brookfield Renewable, a Brookfield Accounts in which we invest and/or their investments, Brookfield will take into account such factors as it determines appropriate in its discretion under the then-existing facts-and-circumstances. It is expected that each Captive will charge premiums at the Affiliate Service Rate applicable to the insurance provided by such Captive. The determination of such rates will be based on third-party pricing data, pricing mandated by regulation, or an opinion of a third-party insurance adviser (including advisers that provide other insurance related services to Brookfield and the Brookfield Accounts). The engagement of a Captive will give rise to certain potential conflicts of interest, including in connection with the allocation of premiums and the evaluation and payment of claims. In order to mitigate potential conflicts of interest related thereto, an independent third-party insurance adjuster or attorney generally will be responsible for claims management and payment.
Captives could seek reinsurance for all or a portion of the coverage, which could result in Brookfield earning and retaining fees, commissions and/or a portion of the premiums associated with such insurance while not retaining all or a commensurate portion of the risk insured. Captives may also earn and retain fees, commissions, and/or a portion of the premiums associated with insurance covering types of damages for which a government entity and/or other third party may reimburse the captive (e.g., damage caused by certain terrorist events), which may result in the captives not retaining all or a commensurate portion of the risk of insuring against such types of damage. In addition, insurance policy premiums are generally paid in advance for the year of coverage. Should an asset held by Brookfield Renewable (or a Brookfield Account in which we invest) be sold within a coverage year and its insurance coverage terminated, our group (or a Brookfield Account in which we invest) generally will not be reimbursed for the premium related to the period of coverage post-sale.
To the extent an insurance policy or Captive insurance policy provides coverage with respect to matters relating to Brookfield Renewable (or a Brookfield Account in which we invest) or their investments, all or a portion of the fees and expenses (including premiums) of such insurance policy and its placement will be allocated to Brookfield Renewable (or a Brookfield Account in which we invest) or their investments. The amount of any such insurance-related fees and expenses allocated to Brookfield Renewable (or a Brookfield Account in which we invest) or their investments will be determined by Brookfield in its discretion taking into consideration facts and circumstances deemed relevant, including in umbrella policies the value of each covered account’s investments and capital commitments (if applicable) and/or risk that the accounts and/or its investments pose to the insurance provider. While Brookfield expects to consider certain objective criteria when determining how to allocate the cost of insurance coverage that applies to multiple accounts (including Brookfield and Brookfield Accounts), because of the uncertainty of whether claims will arise in the future and the timing and the amount that may be involved in any such claim, the determination of how to allocate such fees and expenses also requires Brookfield to take into consideration other facts and circumstances that are more subjective in nature. In addition, because Brookfield will bear a portion of such fees and expenses and has differing investment interests in the Brookfield Accounts it manages, conflicts exist in the determination of the proper allocation of such fees and expenses among Brookfield and such accounts. It is unlikely that Brookfield will be able to accurately allocate the fees and expenses of any such insurance based on the actual claims of a particular account, including Brookfield Renewable (or a Brookfield Account in which we invest). Brookfield may, if it determines it to be necessary, consult with one or more third parties such as actuaries to ensure that the allocation of such fees and expenses is done in a fair and reasonable manner and consistent with industry standards.
While shared insurance policies (including those issued by Captives) may be cost effective, claims made by any entities affiliated with Brookfield could result in increased costs to Brookfield Renewable and Brookfield Accounts that we invest in, and such policies will have an overall cap on coverage. To the extent insurable event(s) result in claims in excess of such cap, Brookfield Renewable (and/or Brookfield Accounts in which we invest) may not receive as much in insurance proceeds as it would have received if separate insurance policies had been purchased for each party, and Brookfield could face a conflict of interest in properly allocating insurance proceeds across all claimants, which could result in Brookfield Renewable (or Brookfield Accounts in which we invest) receiving less in insurance proceeds than if separate insurance policies had been purchased for each insured party individually. In these cases, Brookfield will seek to allocate the proceeds from claims in respect of insurance policies and resolve any conflicts of interests, as applicable, in a manner it determines to be fair and reasonable. In that regard, Brookfield may, if it determines it to be necessary, consult with one or more third parties to ensure that the allocation of such proceeds is done in a fair and reasonable manner. Similarly, insurable events may occur sequentially in time while subject to a single overall cap. In this case, Brookfield expects to process claims on a first-come-first-serve basis or in any other manner deemed appropriate by Brookfield. To the extent insurance proceeds for one such event are applied towards a cap and Brookfield Renewable (or a Brookfield Account in which we invest) experiences an insurable loss after such event, Brookfield Renewable’s (or Brookfield Account’s) receipts from such insurance policy could be diminished and/or Brookfield Renewable (or Brookfield Account) may not receive any insurance proceeds. A shared insurance policy could also make it less likely that Brookfield will make a claim against such policy on behalf of Brookfield Renewable (or a Brookfield Account in which we invest).
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
•Listing and Distribution of Brookfield. Brookfield Asset Management Inc. changed its name to Brookfield Corporation on December 9, 2022, pursuant to a corporate restructuring (the “Transaction”), as a result of which, its asset management business (“Asset Management Business”) is held 100% by the Asset Management Company. Pursuant to a corporate restructuring completed on February 4, 2025, Brookfield Corporation transferred its approximate 73% interest in the Asset Management Company to Brookfield Asset Management in exchange for newly issued Class A Limited Voting Shares of Brookfield Asset Management on a one-for-one basis such that the Asset Management Company is now wholly-owned, directly and indirectly, by Brookfield Asset Management and Brookfield Corporation owns approximately 73% of the Class A Limited Voting Shares of Brookfield Asset Management. Brookfield Corporation is listed on the NYSE and TSX under the ticker “BN” and Brookfield Asset Management is listed on both stock exchanges under the ticker “BAM”.
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

While the foregoing describes the current process for the corporate structure and delineation of roles since completion of the Transaction, such process and structure are subject to change. In addition, while it is not anticipated to be the case, it is possible that the Transaction will create unintended and unanticipated risks or conflicts that are material to investors in Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest). There can be no guarantee that the foregoing changes in corporate structure since the Transaction will have no impact on the management of Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest). While it is intended that the asset management employees and senior level executives formerly employed by Brookfield Asset Management Inc. who were transferred to the Asset Management Business will continue existing asset management practices following such transfer, it is expected that the Asset Management Business will, in the normal course, enact policies and procedures that differ from those formerly in place at Brookfield Asset Management Inc. In addition, while the Transaction was not intended to have adverse consequences on any investor in any Brookfield Account (including Brookfield Renewable and any Brookfield Account in which we invest), the Transaction provides existing and new public shareholders access to a new class of securities linked to the standalone asset management business of Brookfield Asset Management.

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
The foregoing list of potential and actual conflicts of interest does not purport to be a complete enumeration or explanation of the conflicts attendant to an investment in Brookfield Renewable (or Brookfield Accounts in which we invest). Additional conflicts may exist that are not presently known to the Managing General Partner, Brookfield or their respective affiliates or are deemed immaterial. In addition, as the Brookfield Activities and the investment program of Brookfield Renewable (and Brookfield Accounts in which we invest) develop and change over time, an investment in Brookfield Renewable (or Brookfield Accounts in which we invest) may be subject to additional and different actual and potential conflicts of interest. Additional information about potential conflicts of interest regarding Brookfield will be set forth in Brookfield’s Form ADV, which prospective investors should review prior to purchasing units. Prospective investors should consult with their own advisers regarding the possible implications on their investment in Brookfield Renewable (or Brookfield Accounts in which we invest) of the conflicts of interest described herein.
In certain circumstances, these transactions may be related party transactions for the purposes of, and subject to certain requirements of MI 61-101. MI 61-101 provides a number of circumstances in which a transaction between an issuer and a related party may be subject to formal valuation and minority approval requirements. An exemption from such requirements is available when the fair market value of the transaction is not more than 25% of the market capitalization of the issuer. BEP has been granted exemptive relief from the requirements of MI 61-101 that, subject to certain conditions, permits it to be exempt from the minority approval and formal valuation requirements for transactions that would have a value of less than 25% of BEP’s market capitalization, if Brookfield’s indirect equity interest in BEP, which is held in the form of Redeemable/Exchangeable partnership units, and the outstanding BEPC exchangeable shares, are included in the calculation of BEP’s market capitalization. As a result, the 25% threshold, above which the minority approval and formal valuation requirements apply, is increased to include the indirect interest in BEP held by Brookfield in the form of Redeemable/Exchangeable partnership units and the BEPC exchangeable shares that may be outstanding from time to time. BEP has also been granted relief from the requirements of MI 61-101 for any related party transactions of BEP with BEPC or any of BEPC’s subsidiaries, and BEPC has been granted relief from the requirements of MI 61-101 for any related party transactions of BEPC with BEP or any of its subsidiaries. BEPC has also been granted relief from the requirements of MI 61-101 for any related party transactions of BEPC with persons other than BEP or any of BEP’s subsidiaries, provided that, amongst other conditions, BEP complies with the requirements of MI 61-101 for each such related party transaction of BEPC as though BEP entered into such other related party transactions directly.
The partnership and BEPC have also been granted exemptive relief from the minority approval and formal valuation requirements of MI 61-101 for any related party transaction of the partnership entered into indirectly through BRELP or any subsidiary entity of BRELP if that transaction would qualify for the transaction size exemptions set out in sections 5.5(a) and 5.7(1)(a) of MI 61-101 if BEPC exchangeable shares and class A.2 exchangeable shares were included in the calculation of the partnership’s market capitalization, subject to certain conditions.

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
See Item 3.D. “Risk Factors — Risks Relating to Our Relationship with Brookfield”.
Other Related Party Transactions
The $400 million committed unsecured revolving credit facility provided by Brookfield has been extended to December 2029. Canadian dollar borrowings bear interest at the Canadian prime rate plus 80 basis points, or CORRA rate plus 180 basis points, as applicable. U.S. dollar borrowings bear interest at SOFR plus 180 basis points or at the U.S. base rate plus 80 basis points, as applicable. As at December 31, 2024, there were no draws on the committed unsecured revolving credit facility provided by Brookfield.
Brookfield, through a regulated subsidiary, provides certain reinsurance coverage to Brookfield Renewable through third-party commercial insurers for the benefit of certain Brookfield Renewable entities in North America. The premiums charged pursuant to these arrangements are at or lower than market rates and are held in reserve by Brookfield to be paid toward insured losses. For the year ended December 31, 2024, there were approximately $7 million of unamortized premiums to Brookfield’s regulated subsidiary (2023: approximately $8 million).
As at December 31, 2024, the aggregate and largest amount of debt outstanding during the past three-year period to Brookfield by Brookfield Renewable’s key management and other applicable personnel, including any guarantees provided by Brookfield on behalf of such personnel, was approximately $1.264 million which loans bear interest at a minimum rate of 1.6%. The purpose of such loans is to enable certain Brookfield employees to fund certain near-term expenses without monetizing previously granted equity awards under Brookfield’s long-term share ownership plan, thereby preserving long-term alignment of such employees with Brookfield.
From time to time, Brookfield and its related entities may purchase securities sold by Brookfield Renewable and its affiliates as part of public offerings of such securities. Such purchases are typically made at the market price of such securities less any underwriting fee. Similarly, from time to time Brookfield Wealth Solutions and its related entities may provide non-recourse financing to subsidiaries of Brookfield Renewable. Such financing is typically provided at market rates and as at December 31, 2024, $65 million of non-recourse borrowings was due to Brookfield Wealth Solutions (2023: $101 million) and $7 million of corporate borrowings (2023: $8 million). Brookfield Wealth Solutions has also subscribed to tax equity financing of $1 million (2023: $2 million) and preferred limited partners equity of $10 million (2023: $11 million). See Item 3.D “Risk Factors — Risks Relating to Our Relationship with Brookfield”.

In November 2024, Brookfield Renewable, together with institutional partners, completed the sale of a 95 MW utility-scale under construction solar development asset in Germany to an affiliate of Brookfield for proceeds of approximately $81 million ($16 million net to Brookfield Renewable).
In December 2024, Brookfield Renewable, together with institutional partners, completed the sale of a 50% interest in a 845 MW portfolio of wind assets in the U.S. for approximately $380 million (approximately $95 million net to Brookfield Renewable), of which 25% was sold to an affiliate of Brookfield at a value equivalent to what was agreed to with the third party that acquired the other 25% interest in the portfolio as part of the transaction. Brookfield Renewable maintains control of the portfolio following the partial sale.
Brookfield Renewable from time to time may enter into sale agreements with Brookfield and its subsidiaries to transfer income tax credits generated by renewable energy projects. These agreements are typically entered into at market rates. During the year ended December 31, 2024, Brookfield Renewable sold $131 million (2023: nil) of income tax credits to Brookfield and its subsidiaries. See Item 3.D “Risk Factors — Risks Relating to Our Relationship with Brookfield”.
RELATIONSHIP WITH BEPC
Each BEPC exchangeable share is structured with the intention of providing an economic return equivalent to one LP unit (subject to adjustment to reflect certain capital events), including identical dividends on a per share basis as are paid on each LP unit, and is exchangeable at the option of the holder for one LP unit (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of BEPC). The partnership and BEPC expect that the market price of BEPC exchangeable shares will be impacted by the market price of the LP units and the combined business performance of our group as a whole. The partnership holds a 75% voting interest in BEPC through its holding of class B shares which also entitle the partnership to all of the residual value in BEPC after payment in full of the amount due to holders of BEPC exchangeable shares. The partnership’s ownership of the class B shares entitles the partnership to receive dividends as and when declared by the board, subject to the holders of BEPC exchangeable shares receiving the dividends to which they are entitled, but it is not expected that meaningful dividends will be paid on the class B shares in the ordinary course.
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
Subscription Agreement
BEPC has entered or will enter into subscription agreements with the partnership from time to time, pursuant to which BEPC has or will subscribe for such number of LP units necessary to satisfy its obligations in respect of requests for exchange made by holders of BEPC exchangeable shares, as and when they arise, or a redemption of BEPC exchangeable shares by BEPC, in each case at a price per LP unit equal to the NYSE closing price of one LP unit on the date that the applicable request for exchange is received by BEPC’s transfer agent (or if not a trading day, the trading day thereafter) plus all unpaid dividends, if any, or the NYSE closing price of one LP unit on the trading day immediately preceding the announcement of a redemption, as the case may be.
Subordinated Credit Facilities
A subsidiary of BRHC has entered into two credit agreements with the partnership, one as borrower and one as lender (the “Reciprocal Subordinated Credit Facilities”), each providing for a ten-year revolving $1.75 billion credit facility to facilitate the movement of cash within our group. The Subordinated Credit Facilities terminate on

July 30, 2030. One credit facility permits BEPC to borrow up to $1.75 billion from the partnership and the other constitutes an operating credit facility that permits the partnership to borrow up to $1.75 billion from BEPC. Each of the Subordinated Credit Facilities contemplates potential deposit arrangements pursuant to which the lender thereunder would, with the consent of a borrower, deposit funds on a demand basis to such borrower’s account at a reduced rate of interest.
In connection with the Arrangement, BEPC, as borrower, entered into a credit agreement with the partnership, as lender, providing for a ten-year revolving $150 million credit facility to facilitate the movement of cash within our group (the “BEPC Subordinated Credit Facility”). The BEPC Subordinated Credit Facility terminates on December 24, 2034. BEPC has also entered into two deposit agreements with the partnership, one as depositor and one as depositee, pursuant to which the depositor may, with the consent of the depositee, deposits funds on a demand basis to such depositee’s account at a rate of interest equal to CORRA or SOFR, without additional margins.
The Reciprocal Subordinated Credit Facilities and the BEPC Subordinate Credit Facility are available in U.S. or Canadian dollars, and advances are made by way of SOFR, base rate, CORRA or prime rate loans.
Any amendment, modification or waiver to the Reciprocal Subordinated Credit Facility in which BRHC’s subsidiary is the borrower that would reasonably be expected to impact the economic equivalence of a BEPC exchangeable share with a LP unit, requires the affirmative vote of holders of a majority of the outstanding BEPC exchangeable shares not held by Brookfield or its affiliates, voting as a class or, in the event that there is more than one non-overlapping director, the approval of a majority of such non-overlapping directors.
Equity Commitment Agreement
The partnership provides to BRHC an equity commitment in the amount of $1 billion pursuant to an amended and restated equity commitment agreement (the “Equity Commitment Agreement”). The equity commitment may be called by BRHC in exchange for the issuance of a number of class C non-voting shares of BRHC (“class C shares”) to the partnership, corresponding to the amount of the equity commitment called divided by the fair market value of a class C share. The equity commitment is available in minimum amounts of $10 million and the amount available under the equity commitment will be reduced permanently by the amount so called. Before funds may be called on the equity commitment, a number of conditions precedent must be met, including that the partnership continues to control BEPC and has the ability to elect a majority of the BEPC board.
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
BEPC Pairing Agreement
BEPC, BRHC and the partnership entered into a pairing agreement pursuant to which the parties agreed that BEPC will at all times hold such number of class A.1 exchangeable shares equal to the number of BEPC exchangeable shares that are outstanding in order to support the duties and obligations of BEPC to holders of BEPC exchangeable shares. In connection therewith, the pairing agreement provides, amongst other things, and unless otherwise agreed at such time, that, (i) if and to the extent BEPC raises funds from time to time by way of issuance of BEPC exchangeable shares for cash, BEPC will utilize such funds to subscribe for an equivalent number of class A.1 exchangeable shares; (ii) if and to the extent BEPC from time to time repurchases any BEPC exchangeable shares, BRHC shall redeem (or otherwise repurchase from BEPC) an equivalent number of class A.1 exchangeable shares; (iii) BRHC will not, unless substantially concurrent with the redemption of BEPC exchangeable shares by BEPC, redeem any class A.1 exchangeable shares held by BEPC; (iv) if and to the extent any holders of BEPC exchangeable shares from time to time exercise their exchange right in respect of such BEPC exchangeable shares, and in connection therewith the partnership does not exercise its overriding call right to acquire such BEPC exchangeable shares, BEPC will, in connection therewith, exercise the exchange right in respect of an equivalent number of class A.1 exchangeable shares held by BEPC; (v) BEPC will not exercise the exchange right in respect of any class A.1 exchangeable shares held by the BEPC except as contemplated in (iv) above; and (vi) if and to the extent a holder of class A.2 exchangeable shares exchanges its class A.2 exchangeable shares for exchangeable shares, BRHC will, upon receipt of such class A.2 exchangeable shares, exercise its right to convert such class A.2 exchangeable shares into class A.1 exchangeable shares.
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
However, conflicts of interest might arise between BEPC, on the one hand, and the partnership, on the other hand. In order to assist BEPC in addressing such conflicts, the BEPC board of directors includes non-overlapping directors. Eleazar de Carvalho Filho and Randy MacEwen currently serve as the non-overlapping members of the BEPC board of directors. Mr. de Carvalho Filho previously served on the board of directors of the Managing General Partner since November 2011 and resigned from such board of directors shortly prior to the completion of the Special Distribution. As with conflicts between BEPC and Brookfield, potential conflicts will be approached in a manner that (i) is fair and balanced taking into account the facts and circumstances known at the time, (ii) complies with applicable law, including, for example, independent approvals and advice or validation, if required in the circumstances (iii) supports and reinforces BEPC’s ownership structure, the rationale for the formation of BEPC and the economic equivalence between the BEPC exchangeable shares and LP units. BEPC and BEP will not generally consider it a conflict for BEPC and the partnership to form part of our group, including participating in acquisitions together, or to complete transactions contemplated by the agreements entered into prior to closing of the Arrangement.
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

The table below sets forth all management fees and incentive distributions that have been earned for the year ended December 31:

(MILLIONS)	2024	2023	2022
Base management fee (1)	$204	$205	$243
Incentive distribution	128	111	94
	$332	$316	$337
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
The following is a summary of certain provisions attaching to or affecting each series of Class A Preference Shares as a series:

Series	Ticker	Authorized	Issued and Outstanding	Amount (C$ million)(1)	Cumulative Annual Dividend Rate	Earliest Redemption Date	Redemption Price Per Share (C$)(2)(3)	Holder’s Conversion Option
1	BRF. PR.A	10,000,000	6,849,533	171	The annual fixed dividend rate for each 5-year fixed rate period will be the sum of the Government of Canada Yield plus 2.62%	30-Apr-25	$25.00 on April 30, 2025 and April 30 every five years thereafter	Into Series 2 on a one-for-one basis on April 30, 2025 and on April 30 every five years thereafter and automatically in certain circumstances
2	BRF. PR.B	10,000,000	3,110,531	78	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 2.62%	30-Apr-25	$25.00 on April 30, 2025 and April 30 every five years thereafter	Into Series 1 on a one-for-one basis on April 30, 2025 and on April 30 every five years thereafter and automatically in certain circumstances
3	BRF. PR.C	10,000,000	9,961,399	249	The annual fixed dividend rate for each 5-year fixed rate period will be the sum of the Government of Canada Yield plus 2.94%	31-Jul-29	$25.00 on July 31, 2029 and July 31 every five years thereafter	Into Series 4 on a one-for-one basis on July 31, 2029 and on July 31 every five years thereafter and automatically in certain circumstances
4	N/A	10,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 2.94%	31-Jul-29	$25.00 for redemptions on July 31, 2029 and July 31 every five years thereafter; $25.50 otherwise	Into Series 3 on a one-for-one basis on July 31, 2029 and on July 31 every five years thereafter and automatically in certain circumstances
5	BRF. PR.E	7,000,000	4,114,504(4)	175	C$1.25 per share	30-Apr-18	$26.00 if before April 30, 2019, with annual $0.25 decreases until April 30, 2022; $25.00 thereafter	N/A
6	BRF. PR.F	7,000,000	7,000,000	175	C$1.25 per share	31-Jul-18	$26.00 if before July 31, 2019, with annual $0.25 decreases until July 31, 2022; $25.00 thereafter	N/A
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
BEPC
BEPC was formed on October 3, 2024 under the laws of British Columbia, Canada. BEPC was established by the partnership to be an alternative investment vehicle for investors who prefer owning securities through a corporate structure. While BEPC’s operations are primarily located in the United States, South America and Europe, shareholders of BEPC will, on economic terms, have exposure to all regions the partnership operates in as a result of the exchange feature attaching to the BEPC exchangeable shares.
Each BEPC exchangeable share has been structured with the intention of providing an economic return equivalent to one LP unit (subject to adjustment to reflect certain capital events), including identical dividends on a per share basis as are paid on each LP unit, and is exchangeable at the option of the holder for one LP unit (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of BEPC). The partnership may elect to satisfy its exchange obligation by acquiring such tendered BEPC exchangeable shares for an equivalent number of LP units (subject to adjustment to reflect certain capital events) or its cash equivalent (the form of payment to be determined at the election of our group). BEPC and the partnership currently intend to satisfy any exchange requests on the BEPC exchangeable shares through the delivery of LP units rather than cash. We therefore expect that the market price of BEPC exchangeable shares will be impacted by the market price of the LP units and the combined business performance of our group as a whole. However, there are certain material differences between the rights of holders of BEPC exchangeable shares and holders of the LP units under the governing documents of BEPC and the partnership and applicable law, such as the right of holders of BEPC exchangeable shares to request an exchange of their BEPC exchangeable shares for an equivalent number of LP units or its cash equivalent (the form of payment to be determined at the election of BEPC) and the redemption right of BEPC. Refer to the most recent annual report on Form 20-F of BEPC for additional information.
Further, the BEPC exchangeable shares are held by public shareholders, and the BEPC class B shares are held by the partnership. Dividends on each BEPC exchangeable share are expected to continue to be declared and paid at the same time and in the same amount per share as distributions on each LP unit. The partnership’s ownership of BEPC class B shares entitle it to receive dividends as and when declared by the board of directors of BEPC. The holders of the BEPC exchangeable shares are entitled to one vote for each BEPC exchangeable share held at all meetings of BEPC’s shareholders, except for meetings at which only holders of another specified class or series of shares of BEPC are entitled to vote separately as a class or series. The holders of the BEPC class B shares will be entitled to cast, in the aggregate, a number of votes equal to three times the number of votes attached to the BEPC exchangeable shares. Except as otherwise expressly provided in the BEPC articles or as required by law, the holders of BEPC exchangeable shares and BEPC class B shares will vote together and not as separate classes. In addition, Brookfield directly and indirectly holds all of the issued and outstanding class A.2 exchangeable shares which are exchangeable on a one-for-one basis for exchangeable shares (subject to an ownership cap that limits the exchange by Brookfield of class A.2 exchangeable shares such that exchanges by Brookfield may not result in Brookfield owning 9.5% or more of the aggregate fair market value of all issued and outstanding shares of BEPC) or units. Brookfield’s holding of the class A.2 exchangeable shares entitle it to receive dividends from BRHC equivalent to the dividends received by holders of BEPC exchangeable shares. Refer to the most recent annual report on Form 20-F of BEPC for additional information.
BEPC’s authorized share capital consists of (i) an unlimited number of BEPC exchangeable shares; and (ii) an unlimited number of BEPC class B shares.
As of February 21, 2025, there were 144,887,341 BEPC exchangeable shares and 43,661 BEPC class B shares issued and outstanding. The BEPC exchangeable shares are listed on the TSX and on the NYSE under the symbol “BEPC”.

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
•Registration Rights Agreement, dated December 24, 2024, between Brookfield Corporation, BEPC and BEP
•Amended and Restated Indenture, dated November 23, 2011, among Canadian Finco, BNY Trust Company of Canada and The Bank of New York Mellon (see Item 4.C “Organizational Structure — Canadian Finco — 2011 Bond Indenture and Guarantees”).
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
•Amended and Restated Equity Commitment Agreement, dated December 24, 2024, by and among NA Holdco, BEPC and BEP (see Item 7.B “Related Party Transactions — Relationship With BEPC — Equity Commitment Agreement”).
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
•Third Amendment to the Fifth Amended and Restated Master Services Agreement, dated December 24, 2024, by and among Brookfield Corporation, BEP and others (see Item 6.A “Directors and Senior Management — Our Master Services Agreement”).
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
•Third Supplemental Indenture, dated March 25, 2024, by and among NA Holdco, Perpetual Note Guarantors and Computershare Trust Company, N.A. (see Item 4.C “Organizational Structure — NA Holdco”).
•Fourth Supplemental Indenture, dated July 17, 2024, by and among Canadian Finco and Computershare Trust Company of Canada (see Item 4.C “Organizational Structure — Canadian Finco — 2021 Bond Indenture and Guarantees”).
•Fifth Supplemental Indenture, dated December 12, 2024, by and among Canadian Finco, the Canadian Bond Guarantors and Computershare Trust Company of Canada (see Item 4.C “Organizational Structure — Canadian Finco — 2021 Bond Indenture and Guarantees”).
•Pairing Agreement, dated December 24, 2024, by and among BEPC, BRHC and BEP (see Item 7.B “Related Party Transactions — Relationship with BEPC— Pairing Agreement”).
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
Certain Material U.S. Federal Income Tax Considerations
This summary discusses certain material United States federal income tax considerations for LP unitholders relating to the ownership and disposition of LP units as of the date hereof. This summary is based on provisions of the U.S. Internal Revenue Code, on the Treasury Regulations, and on published administrative rulings, judicial decisions and other applicable authorities, all as in effect on the date hereof and all of which are subject to change at any time, possibly with retroactive effect. This summary is necessarily general and may not apply to all categories of investors, some of whom may be subject to special rules, including, without limitation, persons that own (directly, indirectly or constructively, applying certain attribution rules) 5% or more of our LP units, dealers in securities or currencies, financial institutions or financial services entities, mutual funds, life insurance companies, persons that hold LP units as part of a straddle, hedge, constructive sale or conversion transaction with other investments, persons whose LP units are loaned to a short seller to cover a short sale of LP units, persons whose functional currency is not the U.S. dollar, persons who have elected mark-to-market accounting, persons who hold LP units through a partnership or other entity classified as a partnership for U.S. federal income tax purposes, persons for whom LP units are not a capital asset, persons who are liable for the alternative minimum tax and certain U.S. expatriates or former long-term residents of the United States. This summary does not address any tax consequences to holders of Preferred Units. Tax-exempt organizations are addressed separately below. The actual tax consequences of the ownership and disposition of LP units will vary depending on an LP unitholder’s individual circumstances.
For purposes of this discussion, a “U.S. Holder” is a beneficial owner of one or more LP units who is for U.S. federal tax purposes: (i) an individual citizen or resident of the United States; (ii) a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia; (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source; or (iv) a trust (a) the primary supervision of which is subject to a court within the United States and all substantial decisions of which one or more U.S. persons have the authority to control or (b) that has a valid election in effect under applicable Treasury Regulations to be treated as a U.S. person.
A “Non-U.S. Holder” is a beneficial owner of one or more LP units, other than a U.S. Holder or an entity classified as a partnership or other fiscally transparent entity for U.S. federal tax purposes.
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
Gain or loss recognized by a U.S. Holder upon the sale or exchange of LP units generally will be taxable as capital gain or loss and will be long-term capital gain or loss if the U.S. Holder held our LP units for more than one year as of the date of such sale or exchange. In the absence of any election to treat a U.S. Holder’s share of BEP’s investment in any PFIC as a “qualified electing fund”, gain attributable to such investment in a PFIC would be taxable in the manner described below in “— Passive Foreign Investment Companies”. In addition, certain gain attributable to “unrealized receivables” or “inventory items” could be characterized as ordinary income rather than capital gain. For example, if BEP were to hold debt acquired at a market discount, accrued market discount on such debt would be treated as “unrealized receivables”. The deductibility of capital losses is subject to limitations.
Each U.S. Holder who acquires LP units at different times and intends to sell all or a portion of our LP units within a year of the most recent purchase is urged to consult its own tax adviser regarding the application of certain “split holding period” rules to such sale and the treatment of any gain or loss as long-term or short-term capital gain or loss.
Medicare Tax.
U.S. Holders that are individuals, estates, or trusts may be required to pay a 3.8% Medicare tax on the lesser of (i) the excess of such U.S. Holders’ “modified adjusted gross income” (or “adjusted gross income” in the case of estates and trusts) over certain thresholds and (ii) such U.S. Holders’ “net investment income” (or “undistributed net investment income” in the case of estates and trusts). Net investment income generally is expected to include an applicable U.S. Holder’s allocable share of BEP’s income, as well as gain realized by the U.S. Holder from a sale of LP units. Each U.S. Holder should consult its own tax adviser regarding the implications of the 3.8% Medicare tax for its ownership and disposition of LP units.
Foreign Tax Credit Limitations
Each U.S. Holder generally will be entitled to a foreign tax credit with respect to such U.S. Holder’s allocable share of creditable foreign taxes paid on BEP’s income and gains. Complex rules may, depending on such U.S. Holder’s particular circumstances, limit the availability or use of foreign tax credits. Gain from the sale of BEP’s investments may be treated as U.S.-source gain. Consequently, a U.S. Holder may not be able to use the foreign tax credit arising from any foreign taxes imposed on such gain unless the credit can be applied (subject to applicable limitations) against U.S. tax due on other income treated as derived from foreign sources. Certain losses that BEP incurs may be treated as foreign-source losses, which could reduce the amount of foreign tax credits otherwise available.
Deduction for Qualified Business Income
For taxable years beginning after December 31, 2017, and before January 1, 2026, non-corporate U.S. taxpayers who have domestic “qualified business income” from a partnership generally are entitled to deduct the lesser of such qualified business income or 20% of taxable income. The 20% deduction is also allowed for “qualified publicly traded partnership income”. A U.S. Holder’s allocable share of BEP’s income is not expected to be treated as qualified business income or as qualified publicly traded partnership income, and the 20% deduction for such amounts is not available for taxable years beginning after December 31, 2025.
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
In the case of a PFIC that is a publicly traded foreign company, and in lieu of making a QEF Election, an election may be made to “mark-to-market” the stock of such foreign company on an annual basis (a “Mark-to-Market Election”). Pursuant to such an election, a U.S. Holder would include in each year as ordinary income the excess, if any, of the fair market value of such stock over its adjusted basis at the end of the taxable year. However, no assurance can be provided that any existing or future Holding Entities or Operating Entities classified as PFICs will be publicly traded. Thus, the Mark-to-Market Election may not be available to a U.S. Holder in respect of its indirect ownership interest through BEP in a PFIC.
Based on the organizational structure of BEP, as well as BEP’s expected income and assets, the Managing General Partner and the BRELP General Partner currently believe that a U.S. Holder is unlikely to be regarded as owning an interest in a PFIC solely by reason of owning LP units during the taxable year ending December 31, 2025. However, there can be no assurance that an existing BEP entity or a future entity in which BEP acquires an interest will not be classified as a PFIC with respect to a U.S. Holder, because PFIC status is a factual determination that depends on the assets and income of a given entity and must be made on an annual basis. Moreover, in order to ensure that it satisfies the Qualifying Income Exception, among other reasons, BEP may decide to hold an existing or future Operating Entity through a Holding Entity that would be classified as a PFIC. See “— Investment Structure” below.
Subject to certain exceptions, a U.S. person who directly or indirectly owns an interest in a PFIC generally is required to file an annual report with the IRS, and the failure to file such report could result in the extension of the statute of limitations with respect to federal income tax returns filed by such U.S. person. The application of the PFIC rules to U.S. Holders is uncertain in certain respects. Each U.S. Holder should consult its own tax adviser regarding the application of the PFIC rules, including the foregoing filing requirements and the advisability of making a QEF Election or, if applicable, a Mark-to-Market Election, with respect to any PFIC in which such holder is treated as owning an interest through BEP.

Investment Structure
To ensure that it meets the Qualifying Income Exception for publicly traded partnerships (discussed above) and complies with certain requirements in the Amended and Restated Limited Partnership Agreement of BEP, among other reasons, BEP may structure certain investments through an entity classified as a corporation for U.S. federal income tax purposes. Such investments will be structured as determined in the sole discretion of the Managing General Partner and the BRELP General Partner generally to be tax-efficient for LP unitholders. However, because LP unitholders will be located in numerous taxing jurisdictions, no assurance can be given that any such investment structure will benefit all LP unitholders to the same extent, and such an investment structure might even result in additional tax burdens on some LP unitholders. As discussed above, if any such entity were a non-U.S. corporation, it might be considered a PFIC. If any such entity were a U.S. corporation, it would be subject to U.S. federal net income tax on its income, including any gain recognized on the disposition of its investments. In addition, if the investment were to involve U.S. real property, gain recognized on the disposition of the investment by a corporation generally would be subject to corporate-level tax, whether the corporation were a U.S. or a non-U.S. corporation.
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
BRELP has invested and will continue to invest in certain Holding Entities and Operating Entities organized in non-U.S. jurisdictions, and income and gain from such investments may be subject to withholding and other taxes in such jurisdictions. If any such non-U.S. taxes were imposed on income allocable to a U.S. Holder, and such holder were thereafter to dispose of its LP units prior to the date distributions were made in respect of such income, under applicable provisions of the U.S. Internal Revenue Code and Treasury Regulations, the LP unitholder to whom such income was allocated (and not the LP unitholder to whom distributions were ultimately made) would, subject to other applicable limitations, be the party permitted to claim a credit for such non-U.S. taxes for U.S. federal income tax purposes. Thus an LP unitholder may be affected either favorably or adversely by the foregoing rules. Complex rules may, depending on an LP unitholder’s particular circumstances, limit the availability or use of foreign tax credits, and LP unitholders are urged to consult their own tax advisers regarding all aspects of foreign tax credits.
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
This summary is based on the current provisions of the Tax Act and the Regulations and the current published administrative and assessing policies and practices of the CRA. Holders should consult their own tax advisors.
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
In computing BEP’s income (or loss), deductions may be claimed in respect of reasonable administrative costs, interest and other expenses incurred by BEP for the purpose of earning income, subject to the relevant provisions of the Tax Act. BEP may also deduct from its income for the year a portion of the reasonable expenses, if any, incurred by BEP to issue our Units. The portion of such issue expenses deductible by BEP in a taxation year is 20% of such issue expenses, pro-rated where BEP’s taxation year is less than 365 days. Bill C-59, which received royal assent on June 20, 2024, implements the interest deductibility limitations announced in the 2021 Canadian federal budget (the “EIFEL Rules”). The EIFEL Rules would have the effect of denying the deductibility of net interest and financing expenses for taxpayers that are corporations or trusts (other than certain excluded entities) in certain circumstances where such taxpayer’s net interest and financing expenses exceeded a fixed ratio of the taxpayer’s adjusted taxable income, or in certain circumstances where such taxpayer’s net interest and financing expenses exceed an alternative allocated group ratio amount. In general, under the EIFEL Rules, any interest and financing expenses and income of BEP (including through BRELP) will be attributed to Resident Holders that are corporations or trusts to the extent of their interest in BEP. Where a Resident Holder to which the EIFEL Rules apply is determined to have excess interest and financing expenses under the EIFEL Rules (determined including its allocable share of any interest and financing expenses and income of BEP and BRELP), the Resident Holder will be required to include an amount in income in respect of its share of BEP’s or BRELP’s interest and financing expenses (effectively reversing the Resident Holder’s allocable share of the deduction by BEP or BRELP in respect of such expenses). The EIFEL Rules could apply to corporations and trusts within our group and to certain Resident Holders in respect of their interest in our partnership. However, the EIFEL Rules do not apply to a corporation or trust that qualifies as an “excluded entity” for a taxation year. For these purposes, an “excluded entity” is generally a taxpayer that: (a) is a “Canadian controlled private corporation” that, together with associated corporations, has taxable capital employed in Canada of less than $50 million for the particular year, (b) together with eligible group entities, has interest and financing expenses and exempt interest and financing expenses (net of applicable interest and financing revenues) of $1 million or less for the particular year, or (c) together with eligible group entities, meets certain conditions with respect to domestic activities and ownership. The EIFEL Rules will generally apply in respect of taxation years beginning on or after October 1, 2023. The EIFEL Rules and their application are highly complex. Resident Holders should consult their own tax advisors regarding the possible application of the EIFEL Rules in their particular circumstances.
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
Special rules in the Tax Act may apply to disallow the preferential capital gains inclusion rate on all or a portion of a capital gain realized on a disposition of Units if a partnership interest is acquired by a tax-exempt person or a non-resident person (or by a partnership or trust (other than certain trusts) of which a tax-exempt person or a non-resident person is a member or beneficiary, directly or indirectly through one or more partnerships or trusts (other than certain trusts)). Resident Holders contemplating such a disposition should consult their own tax advisors in this regard.
A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) or is at any time in the relevant taxation year a “substantive CCPC” (as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income” (as defined in the Tax Act) for the year, which is defined to include net taxable capital gains. Resident Holders are advised to consult their own tax advisors in this regard.
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
Bermuda Tax Considerations
The Corporate Income Tax Act 2023 (“Bermuda Tax Act”) came into operation in its entirety on January 1, 2025 along with corresponding changes to the Exempted Undertaking Tax Protection Act 1966 (as amended). The Bermuda Tax Act implements a new corporate tax regime within the scope of the Base Erosion and Profit Shifting project of the Organization for Economic Co-operation and Development, under which participating jurisdictions agree to initiate a global minimum tax on excess profits of multinational enterprises. Based on the current provisions of the Bermuda Tax Act, impact to BEP and BRELP due to the introduction of the new corporate income tax (“CIT”) is expected to be minimal.
Save for the CIT referenced above, which may be applicable to certain persons, there are no taxes on profits, income or dividends, in Bermuda nor is there any capital gains tax, estate duty or death duty, other than with respect to those ordinarily resident in Bermuda, if any. Profits can be accumulated, and it is not obligatory to pay dividends.
Exempted partnerships and overseas partnerships fall within the definition of “international businesses” for the purposes of the Stamp Duties (International Businesses Relief) Act 1990, which means that instruments executed by or in relation to an exempted partnership or an overseas partnership are exempt from stamp duties (such duties were formerly applicable under the Stamp Duties Act 1976) save for with respect to certain types of Bermuda property. Thus, stamp duties are not payable upon, for example, an instrument which effects the transfer or assignment of a unit in an exempted partnership or an overseas partnership, or the sale or mortgage of partnership assets; nor are they payable upon the partnership capital.
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

PART II
ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
ITEM 15.    CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (Exchange Act)), as of the end of the period covered by this Form 20-F. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2024, our disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that material information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. While disclosure controls and procedures and internal controls over financial reporting were adequate and effective we continue to implement certain measures to strengthen control processes and procedures.
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including persons performing the functions of principal executive and principal financial officers for us, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2024, based on the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on evaluation under the foregoing, our management concluded that our internal control over financial reporting was effective as of December 31, 2024. Management excluded from its design and assessment of the internal controls of investments acquired in 2024, a wind-focused commercial and industrial renewable business in India, with 524 MW of operating assets and a 2.75 GW development pipeline, a fully integrated distributed-generation renewable platform in South Korea, with 103 MW of operating and under-construction assets and a 2.2 GW development pipeline, and Neoen, a global renewable energy developer headquartered in France, with 8 GW of operating and under construction renewable power and energy storage assets, as well as a 20 GW development pipeline. On a combined basis, the total and net assets of these investments constitute approximately 14% and 18%, respectively, of consolidated financial statement amounts as of December 31, 2024, and 1% of revenues for the year then ended.
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
Report of Independent Registered Public Accounting Firm
The effectiveness of our internal control over financial reporting as of December 31, 2024 has been audited by Ernst & Young LLP, Chartered Professional Accountants, Licensed Public Accountants, who have also audited our consolidated financial statements, as stated in their reports which are included herein.

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
Changes in Internal Control
There was no change in our internal control over financial reporting during the year ended December 31, 2024, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
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
ITEM 16B.    CODE OF ETHICS
Brookfield Renewable has adopted the Code, which applies to the members of the board of directors of our Managing General Partner, our partnership and any officers or employees of our Managing General Partner. The Code has been updated as of May 2024 and we have posted a copy of the current Code on our website at https://bep.brookfield.com/bep/corporate-governance/governance-documents.
ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES
Our Managing General Partner has retained Ernst & Young LLP (PCAOB ID: 1263) to act as our partnership’s independent registered chartered accountants.
The table below summarizes the fees for professional services rendered by Ernst & Young LLP for the audit of our annual financial statements for the years ended December 31, 2024, 2023 and 2022. A majority of the fees to Ernst & Young are billed and settled in Canadian dollars. In order to provide comparability with BEP’s financial statements, which are reported in U.S. dollars, all Canadian dollar amounts in the table have been converted to U.S. dollars at an average annual rate.

(THOUSANDS)	2024	2023	2022
Audit Fees (1)	$29,174	$23,685	$19,544
Audit-related fees (2)	1,499	1,483	847
Tax fees (3)	574	1,108	254
	$31,247	$26,276	$20,645
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
ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE
None.

ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
BEP Repurchases
BEP may from time-to-time, subject to applicable law, purchase Units for cancellation in the open market, provided that any necessary approval has been obtained. In December 2024, the TSX accepted a notice of BEP’s intention to commence its normal course issuer bid in connection with its LP units and Preferred Units, which permits BEP to repurchase up to 14,255,578 issued and outstanding LP units and up to 10% of the total public float of each series of the Preferred Units. The price to be paid for our LP units under the normal course issuer bid will be the market price at the time of purchase or such other price as may be permitted. The actual number of LP units to be purchased and the timing of such purchases will be determined by BEP, and all purchases will be made through the facilities of the TSX and/or the NYSE and/or Canadian and U.S. alternative trading systems, if eligible. Repurchases were authorized to commence on December 18, 2024 and are required to terminate on December 17, 2025 or earlier should BEP have completed its repurchases prior to such date. For the year ended December 31, 2024, BEP repurchased 2,279,654 LP units and no Preferred Units. A copy of the Notice of Intention for each normal course issuer bid may be obtained without charge by contacting Investor Relations by phone at 1-833-236-0278 or by email at enquiries@brookfieldrenewable.com.

Issuer Purchases of LP units
Period	(a) Total Number of LP Units Purchased	(b) Average Price Paid per LP unit	(c) Total Number of LP units Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of LP units that May Yet Be Purchased Under the Plans or Programs
December 18, 2023 to December 31, 2023	Nil	Nil	Nil	14,361,497
January 1, 2024 to January 31, 2024	113,000	C$34.3841	113,000	14,248,497
February 1, 2024 to February 29, 2024	383,254	C$32.2379	383,254	13,978,243
March 1, 2024 to March 31, 2024	800,000	C$31.0495	800,000	13,561,497
April 1, 2024 to April 30, 2024	880,000	C$29.6398	880,000	13,481,497
May 1, 2024 to May 31, 2024	103,400	C$33.0430	103,400	14,258,097
June 1, 2024 to June 30, 2024	Nil	Nil	Nil	14,361,497
July 1, 2024 to July 31, 2024	Nil	Nil	Nil	14,361,497
August 1, 2024 to August 31, 2024	Nil	Nil	Nil	14,361,497
September 1, 2024 to September 30, 2024	Nil	Nil	Nil	14,361,497
October 1, 2024 to October 31, 2024	Nil	Nil	Nil	14,361,497
November 1, 2024 to November 30, 2024	Nil	Nil	Nil	14,361,497
December 1, 2024 to December 17, 2024	Nil	Nil	Nil	14,361,497
December 18, 2024 to December 31, 2024	Nil	Nil	Nil	14,255,578
Total	2,279,654		2,279,654

Issuer Purchases of Preferred Units
Period		(a) Total Number of Preferred Units Purchased	(b) Average Price Paid per Preferred Unit	(c) Total Number of Preferred Units Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Preferred Units that May Yet Be Purchased Under the Plans or Programs
January 1, 2024 to December 17, 2024	Series 7	Nil	Nil	Nil	700,000
	Series 13	Nil	Nil	Nil	1,000,000
	Series 15	Nil	Nil	Nil	700,000
	Series 18	Nil	Nil	Nil	600,000
December 18, 2024 to December 31, 2024	Series 7	Nil	Nil	Nil	700,000
	Series 13	Nil	Nil	Nil	1,000,000
	Series 18	Nil	Nil	Nil	600,000
BRP Equity Repurchases
In December 2024, the TSX accepted a notice of BRP Equity’s intention to renew its normal course issuer bid in connection with its outstanding Class A Preference Shares, which permits BRP Equity to repurchase up to 10% of the total public float of each series of the Class A Preference Shares. Repurchases were authorized to commence on December 18, 2024 and the bid will expire on December 17, 2025 or earlier should BRP Equity complete its repurchases prior to such date. For the year ended December 31, 2024, BRP Equity made no repurchases. A copy of the Notice of Intention for each normal course issuer bid may be obtained without charge by contacting Investor Relations by phone at 1-833-236-0278 or by email at enquiries@brookfieldrenewable.com.

Issuer Purchases of Equity Securities
Period	(a) Total Number of Shares Purchased		(b) Average Price Paid per Share	(c) Total number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
January 1, 2024 to December 17, 2024	Series 1	Nil	Nil	Nil	684,953
	Series 2	Nil	Nil	Nil	311,053
	Series 3	Nil	Nil	Nil	996,139
	Series 5	Nil	Nil	Nil	411,450
	Series 6	Nil	Nil	Nil	700,000
December 18, 2024 to December 31, 2024	Series 1	Nil	Nil	Nil	684,953
	Series 2	Nil	Nil	Nil	311,053
	Series 3	Nil	Nil	Nil	996,139
	Series 5	Nil	Nil	Nil	411,450
	Series 6	Nil	Nil	Nil	700,000

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
Our group’s policies, standards, and guidance are structured to help our group respond effectively to the dynamically changing environment of cybersecurity threats, cybersecurity risks, technologies, laws, and regulations. Our group modifies its policies, standards, and guidance as needed to adjust to this changing environment.

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
Our cybersecurity program is led by the Senior Vice President, Cybersecurity, IT Compliance and Privacy, who works closely with senior management, legal counsel and external counsel to develop and monitor Brookfield Renewable’s data protection, privacy and cybersecurity program and policies. The Senior Vice President, Cybersecurity, IT Compliance and Privacy has over 35 years’ experience in cybersecurity oversight.

PART III
ITEM 17.    FINANCIAL STATEMENTS
Not applicable.
ITEM 18.    FINANCIAL STATEMENTS
See our financial statements beginning on page F-1, which are filed as part of this Form 20-F.
ITEM 19.    EXHIBITS

Number	Description
1.1	Certificate of Registration of Brookfield Renewable Partners L.P. (formerly Brookfield Renewable Energy Partners L.P.), dated June 29, 2011.(1)
1.2	Certificate of Deposit of Supplementary Certificate of Brookfield Renewable Partners L.P., dated August 29, 2011.(1)
1.3	Certificate of Deposit of Supplementary Certificate of Brookfield Renewable Partners L.P., dated December 21, 2011.(1)
1.4	Certificate of Deposit of Supplementary Certificate of Brookfield Renewable Partners L.P., dated May 11, 2012.(1)
1.5	Certificate of Deposit of Supplementary Certificate of Brookfield Renewable Partners L.P., dated May 4, 2016.(6)
1.6	Certificate of Deposit of Memorandum of Increase of Share Capital, dated November 23, 2011.(1)
1.7	Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated May 3, 2016.(5)
1.8	First Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated May 25, 2016.(7)
1.9	Second Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated February 14, 2017.(8)
1.10	Third Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated January 16, 2018.(9)
1.11	Fourth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated February 28, 2019.(10)
1.12	Fifth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated March 11, 2019.(11)
1.13	Sixth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated February 24, 2020.(12)
1.14	Seventh Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated July 28, 2020.(13)
1.15	Eighth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated April 14, 2022. (19)
1.16	Articles of Incorporation of Brookfield Renewable Partners Limited, dated June 23, 2011.(1)
1.17	Form 13 Amending the Registered Office of Brookfield Renewable Partners Limited, dated May 8, 2012.(1)
1.18	Bye-laws of Brookfield Renewable Partners Limited.(4)
2.1	Description of Securities.(31)
4.1	Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Energy L.P., dated December 30, 2020.(15)
4.2	First Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Energy L.P., dated April 14, 2022.(19)
4.3	Fifth Amended and Restated Master Services Agreement dated May 5, 2023, by and among Brookfield Corporation, Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P. and others.(22)

4.4
First Amendment to the Fifth Amended and Restated Master Services Agreement dated August 16, 2023, by and among Brookfield Corporation, Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P. and others.(24)

4.5
Second Amendment to the Fifth Amended and Restated Master Services Agreement dated January 25, 2024, by and among Brookfield Corporation, Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P. and others.(24)

4.6
Third Amendment to the Fifth Amended and Restated Master Services Agreement dated December 24, 2024, by and among Brookfield Corporation, Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P. and others.(30)

4.7
Amended and Restated Relationship Agreement dated May 5, 2023, by and among Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., the Service Providers, Brookfield Corporation, and others.(22)

4.8	Registration Rights Agreement, dated November 28, 2011, between Brookfield Renewable Partners L.P. and Brookfield Renewable Power Inc.(1)
4.9	Registration Rights Agreement, dated December 24, 2024, among Brookfield Corporation, Brookfield Renewable Corporation and Brookfield Renewable Partners L.P.(30)
4.10	Amended and Restated Indenture, dated November 23, 2011, among Brookfield Renewable Partners ULC (formerly BRP Finance ULC), BNY Trust Company of Canada and The Bank of New York Mellon.(1)
4.11	Guarantee, dated November 23, 2011, by Brookfield Renewable Energy L.P. and BNY Trust Company of Canada.(1)
4.12	Guarantee, dated November 23, 2011, by Brookfield Renewable Partners L.P. and BNY Trust Company of Canada.(1)
4.13	Guarantee, dated November 23, 2011, by BRP Bermuda Holdings I Limited and BNY Trust Company of Canada.(1)
4.14	Guarantee, dated November 23, 2011, by Brookfield BRP Holdings (Canada) Inc. and BNY Trust Company of Canada.(1)
4.15	Energy Revenue Agreement, dated November 23, 2011, between Brookfield Energy Marketing LP and Brookfield Power US Holding America Co.(1)
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

4.26
Guarantee Indenture, dated January 16, 2018, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Partners L.P., and Computershare Trust Company of Canada (Series 14 Preferred Units).(9)

4.27
Guarantee Indenture, dated March 11, 2019, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Partners L.P., and Computershare Trust Company of Canada (Series 15 Preferred Units).(11)

4.28
Guarantee Indenture, dated March 11, 2019, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Partners L.P., and Computershare Trust Company of Canada (Series 16 Preferred Units).(11)

4.29
Guarantee Indenture, dated April 14, 2022, by and among the Preferred Unit Guarantors from time to time party thereto, Brookfield Renewable Partners L.P. and Computershare Trust Company of Canada (Series 18 Preferred Units).(19)

4.30	Guarantee Indenture, dated July 29, 2020, by and among Brookfield Renewable Partners L.P., BEP Subco Inc. and Computershare Trust Company of Canada.(14)
4.31	Guarantee Indenture, dated July 29, 2020, by and among BEP Subco Inc., Brookfield Renewable Power Preferred Equity Inc. and Computershare Trust Company of Canada.(14)
4.32	Guarantee, dated July 29, 2020, by BEP Subco Inc. in favor of BNY Trust Company of Canada.(14)
4.33
Indenture, dated April 15, 2021, by and among Brookfield BRP Holdings (Canada) Inc., Brookfield Renewable Partners L.P., the Guarantors from time to time party hereto, and Computershare Trust Company, N.A.(16)

4.34
First Supplemental Indenture, dated April 15, 2021, by and among Brookfield BRP Holdings (Canada) Inc., Brookfield Renewable Partners L.P., the Guarantors from time to time party hereto, and Computershare Trust Company, N.A.(16)

4.35
Second Supplemental Indenture, dated December 9, 2021, by and among Brookfield BRP Holdings (Canada) Inc., Brookfield Renewable Partners L.P., the Guarantors from time to time party hereto, and Computershare Trust Company, N.A.(18)

4.36
Third Supplemental Indenture, dated March 25, 2024, by and among Brookfield BRP Holdings (Canada) Inc., Brookfield Renewable Partners L.P., the Guarantors from time to time party hereto, and Computershare Trust Company, N.A.(25)

4.37	Indenture, dated August 11, 2021, between Brookfield Renewable Partners ULC and Computershare Trust Company of Canada.(17)
4.38
Guarantee, dated August 11, 2021, by and among Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., Brookfield BRP Holdings (Canada) Inc., BRP Bermuda Holdings I Limited, Brookfield BRP Europe Holdings (Bermuda) Limited, Brookfield Renewable Investments Limited, and BEP Subco Inc.(17)

4.39	First Supplemental Indenture, dated November 9, 2022, by and among Brookfield Renewable Partners ULC and Computershare Trust Company of Canada.(20)
4.40	Second Supplemental Indenture, dated March 29, 2023, by and among Brookfield Renewable Partners ULC and Computershare Trust Company of Canada.(21)
4.41	Third Supplemental Indenture, dated January 10, 2024, by and among Brookfield Renewable Partners ULC and Computershare Trust Company of Canada.(23)
4.42	Fourth Supplemental Indenture, dated July 17, 2024, by and among Brookfield Renewable Partners ULC and Computershare Trust Company of Canada.(27)
4.43
Fifth Supplemental Indenture, dated December 12, 2024, by and among Brookfield Renewable Partners ULC, Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., Brookfield BRP Holdings (Canada) Inc., BRP Bermuda Holdings I Limited, Brookfield BRP Europe Holdings (Bermuda) Limited, BEP Subco Inc. and Computershare Trust Company of Canada.(28)

4.44
Amended and Restated Equity Commitment Agreement, dated December 24, 2024, between Brookfield BRP Holdings (Canada) Inc., Brookfield Renewable Corporation, Brookfield Renewable Holdings Corporation and Brookfield Renewable Partners L.P.(29)

4.45	Pairing Agreement, dated December 24, 2024, among Brookfield Renewable Corporation, Brookfield Renewable Holdings Corporation and Brookfield Renewable Partners L.P.(30)
8.1	List of subsidiaries (as defined in §210-1.02(w) of Regulation S-X) of Brookfield Renewable Partners L.P. (incorporated by reference to Item 4.C “Organizational Structure”).
11.1	Code of Business Conduct and Ethics.(26)
11.2	Personal Trading Policy.(31)
12.1
Certification of Connor Teskey, Chief Executive Officer of Brookfield Canada Renewable Manager LP, the Service Provider of Brookfield Renewable Partners L.P., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(31)

12.2
Certification of Patrick Taylor, Chief Financial Officer of Brookfield Canada Renewable Manager LP, the Service Provider of Brookfield Renewable Partners L.P., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(31)

13.1
Certification of Connor Teskey, Chief Executive Officer of Brookfield Canada Renewable Manager LP, the Service Provider of Brookfield Renewable Partners L.P., pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes-Oxley Act of 2002.(31)

13.2
Certification of Patrick Taylor, Chief Financial Officer of Brookfield Canada Renewable Manager LP, the Service Provider of Brookfield Renewable Partners L.P., pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes-Oxley Act of 2002.(31)

15.1	Board of Directors Charter of the Managing General Partner of Brookfield Renewable Partners L.P.(31)
15.2	Audit Committee Charter of the Managing General Partner of Brookfield Renewable Partners L.P.(31)
15.3	Consent of Ernst & Young LLP.(31)
17.1	List of Subsidiary Guarantors and Subsidiary Issuers of Guaranteed Securities.(24)
97.1	Clawback Policy.(24)
101	The following materials from Brookfield Renewable Partners L.P.’s annual report on Form 20-F for the year ended December 31, 2024, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Financial Statements of Brookfield Renewable Partners L.P. and (ii) Notes to the Consolidated Financial Statements of Brookfield Renewable Partners L.P., tagged as blocks of text and in detail.
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
(24)Filed as an exhibit to our 2023 Form 20-F as filed on March 1, 2024 and incorporated herein by reference.
(25)Filed as an exhibit to Form 6-K on March 25, 2024 and incorporated herein by reference.
(26)Filed as an exhibit to Form 6-K on June 4, 2024 and incorporated herein by reference.

(27)Filed as an exhibit to Form 6-K on July 17, 2024 and incorporated herein by reference.
(28)Filed as an exhibit to Form 6-K on December 12, 2024 and incorporated herein by reference.
(29)Filed as an exhibit to BEPC’s Form 6-K on December 27, 2024 and incorporated herein by reference.
(30)Filed as an exhibit to Form 6-K on December 27, 2024 and incorporated herein by reference.
(31)Filed herewith.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing this Form 20-F and that it has duly caused and authorized the undersigned to sign this Form 20-F on its behalf.

Dated: February 28, 2025	BROOKFIELD RENEWABLE PARTNERS L.P. by its general partner, Brookfield Renewable Partners Limited

	By:	/s/ Patrick Taylor
		Name:	Patrick Taylor
		Title:	Chief Financial Officer of the Service Provider, Brookfield Canada Renewable Manager LP

BROOKFIELD RENEWABLE PARTNERS L.P.
INDEX TO FINANCIAL STATEMENTS

Page

Audited Consolidated Financial Statements as at December 31, 2024 and 2023 and for the Years Ended December 31, 2024, 2023 and 2022	F - 2

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

/s/ Connor Teskey	/s/ Patrick Taylor
Connor Teskey Chief Executive Officer	Patrick Taylor Chief Financial Officer
February 28, 2025

F - 2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of Brookfield Renewable Partners Limited (General Partner of Brookfield Renewable Partners L.P.) and Partners of Brookfield Renewable Partners L.P.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Brookfield Renewable Partners L.P. (“Brookfield Renewable” or the “Partnership”) as of December 31, 2024 and 2023, the related consolidated statements of income (loss), comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2024, and the related notes (collectively referred to as the “financial statements”). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Partnership at December 31, 2024 and 2023, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2024, in conformity with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Partnership’s internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 28, 2025 expressed an unqualified opinion thereon.
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
Critical Audit Matters
The critical audit matters communicated below are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective or complex judgments. The communication of critical audit matters does not alter in any way our opinion on the financial statements, taken as a whole, and we are not, by communicating the critical audit matters below, providing separate opinions on the critical audit matters or on the accounts or disclosures to which they relate.

F - 3

Revaluation of power generating assets
Description of the Matter	The Partnership measures power generating assets (classified as property, plant and equipment) using the revaluation method under IAS 16, Property, Plant and Equipment. As at December 31, 2024, property, plant and equipment on the consolidated statement of financial position totaled $73,475 million. Revaluations of property, plant and equipment recognized in the consolidated statement of comprehensive income totaled $6,103 million and a loss in the consolidated statement of income (loss) of $721 million for 2024. As discussed in Notes 1(g), 1(r)(i) and 1(s)(iii) and 13 – Property, Plant and Equipment, at Fair Value to the financial statements, significant estimation and management judgment are involved in assessing the estimates and assumptions regarding the future performance of the power generating assets.

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

F - 4

Furthermore, we evaluated the adequacy of the Partnership’s disclosures regarding the significant assumptions and sensitivity analysis around the fair value of power generating assets.

Significant utility-scale acquisition
Description of the Matter	During 2024, the Partnership completed the acquisition of a 53% ownership stake in a global renewable developer headquartered in France for proceeds of $3.4 billion. As described in Notes 1(o) and 3 – Acquisitions to the financial statements, the business combination is accounted for using the acquisition method.

Auditing the above noted acquisition is complex given that significant estimation is required in determining the fair value of the power generating assets and commodity derivatives acquired. The significant assumptions related to these estimates include but are not limited to future electricity prices, generation volumes, discount rates, terminal value and operating and capital expenditures. These assumptions are forward looking and could be affected by future economic and market conditions.
How We Addressed the Matter in Our Audit	We obtained an understanding and evaluated the design of controls over management’s processes in determining the fair value of power generating assets and commodity derivatives acquired. We tested controls over management’s review of the power generating assets and commodity derivative valuation models, including the controls over the review and approval of all significant assumptions.

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

Further, we assessed the estimated capital expenditures by corroborating against recently signed construction contracts and component supply agreements. We compared operating expenditures to available engineering reports. We also compared operating expenditure forecasts against industry benchmarks and signed operations and maintenance contracts. We also tested the computational accuracy of the fair value model and considered the adequacy of disclosures made in Note 3 to the financial statements in respect of these judgements and estimates.

/s/ Ernst & Young LLP
Chartered Professional Accountants
Licensed Public Accountants
We have served as Brookfield Renewable’s auditor since 2011.
Toronto, Canada
February 28, 2025

F - 5

INTERNAL CONTROL OVER FINANCIAL REPORTING
Evaluation of Disclosure Controls and Procedures
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (Exchange Act)), as of the end of the period December 31, 2024. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2024, our disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that material information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. While disclosure controls and procedures and internal controls over financial reporting were adequate and effective we continue to implement certain measures to strengthen control processes and procedures.
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
Management assessed the effectiveness of Brookfield Renewable’s internal control over financial reporting as of December 31, 2024, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this assessment, management concludes that, as of December 31, 2024, Brookfield Renewable’s internal control over financial reporting is effective. Management excluded from its design and assessment of the internal controls of investments acquired in 2024, a wind-focused commercial and industrial renewable business in India, with 524 MW of operating assets and a 2.75 GW development pipeline, a fully integrated distributed-generation renewable platform in South Korea, with 103 MW of operating and under-construction assets and a 2.2 GW development pipeline, and Neoen, a global renewable energy developer headquartered in France, with 8 GW of operating and under construction renewable power and energy storage assets, as well as a 20 GW development pipeline. On a combined basis, the total and net assets of these investments constitute approximately 14% and 18%, respectively, of consolidated financial statement amounts as of December 31, 2024, and 1% of revenues for the year then ended.
Brookfield Renewable’s internal control over financial reporting as of December 31, 2024, has been audited by Ernst & Young LLP, the Independent Registered Public Accounting Firm, who also audited Brookfield Renewable’s consolidated financial statements for the year ended December 31, 2024. As stated in the Report of Independent Registered Public Accounting Firm, Ernst & Young LLP expressed an unqualified opinion on the effectiveness of Brookfield Renewable’s internal control over financial reporting as of December 31, 2024.

/s/ Connor Teskey	/s/ Patrick Taylor
Connor Teskey Chief Executive Officer	Patrick Taylor Chief Financial Officer
February 28, 2025

F - 6

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of Brookfield Renewable Partners Limited (General Partner of Brookfield Renewable Partners L.P.) and Partners of Brookfield Renewable Partners L.P.
Opinion on Internal Control Over Financial Reporting
We have audited Brookfield Renewable Partners L.P.’s (“Brookfield Renewable” or the “Partnership") internal control over financial reporting as of December 31, 2024, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2024, based on the COSO criteria.
As indicated in the accompanying Management’s Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of the 524 MW of operating and 2.75 GW development pipeline of wind-focused commercial and industrial renewable platform in India, 103 MW of operating and under construction assets and a 2.2 GW development pipeline of distributed generation renewable platform in South Korea and Neoen, a global renewable energy developer headquartered in France, with a 8 GW of operating and under construction renewable power and energy storage assets, as well as a 20 GW development pipeline. The aforementioned acquisitions are included in the 2024 consolidated financial statements of the Partnership and constituted approximately 14% and 18% of total and net assets, respectively on a combined basis as of December 31, 2024 and 1% of revenues for the year then ended. Our audit of internal control over financial reporting of the Partnership also did not include an evaluation of the internal control over financial reporting of the aforementioned acquisitions.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the 2024 consolidated financial statements of the Partnership and our report dated February 28, 2025 expressed an unqualified opinion thereon.
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

F - 7

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

/s/ Ernst & Young LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
February 28, 2025

F - 8

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT DECEMBER 31 (MILLIONS)	Notes	2024	2023
Assets
Current assets
Cash and cash equivalents	21	$3,135	$1,141
Restricted cash	22	286	310
Trade receivables and other current assets	23	2,124	1,517
Financial instrument assets	6	368	199
Due from related parties	29	873	1,443
Assets held for sale	5	2,049	—
		8,835	4,610
Financial instrument assets	6	3,054	1,768
Equity-accounted investments	20	2,740	2,546
Property, plant and equipment, at fair value	13	73,475	64,005
Goodwill	18	5,434	1,944
Deferred income tax assets	12	330	244
Other long-term assets	24	941	1,011
Total Assets		$94,809	$76,128
Liabilities
Current liabilities
Accounts payable and accrued liabilities	25	$2,104	$1,539
Financial instrument liabilities	6	636	687
Due to related parties	29	4,855	835
Corporate borrowings	14	709	183
Non-recourse borrowings	14	5,005	4,752
Provisions	26, 28	220	42
Liabilities directly associated with assets held for sale	5	1,036	—
		14,565	8,038
Financial instrument liabilities	6	2,790	2,433
Corporate borrowings	14	3,093	2,650
Non-recourse borrowings	14	25,583	22,117
Deferred income tax liabilities	12	8,439	7,174
Provisions	26, 28	1,215	1,268
Due to related parties	29	592	705
Other long-term liabilities	27	2,076	1,764
Equity
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	15	26,168	18,863
General partnership interest in a holding subsidiary held by Brookfield	15	50	55
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	15	2,457	2,684
BEPC exchangeable shares and class A.2 exchangeable shares	15	2,269	2,479
Preferred equity	15	537	583
Perpetual subordinated notes	15	737	592
Preferred limited partners’ equity	16	634	760
Limited partners’ equity	17	3,604	3,963
Total Equity		$36,456	$29,979
Total Liabilities and Equity		$94,809	$76,128
The accompanying notes are an integral part of these consolidated financial statements.
Approved on behalf of Brookfield Renewable Partners L.P.:

Patricia Zuccotti Director	Lou Maroun Director

F - 9

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

YEAR ENDED DECEMBER 31 (MILLIONS, EXCEPT AS NOTED)	Notes	2024	2023	2022
Revenues	29	$5,876	$5,038	$4,711
Other income	8	627	671	136
Direct operating costs(1)	9	(2,580)	(1,933)	(1,434)
Management service costs	29	(204)	(205)	(243)
Interest expense	7	(1,988)	(1,627)	(1,224)
Share of (loss) earnings from equity-accounted investments	20	(88)	186	96
Foreign exchange and financial instruments gain (loss)	6	880	502	(133)
Depreciation	13	(2,010)	(1,852)	(1,583)
Other	10	(713)	(212)	(190)
Income tax recovery (expense)
Current	12	160	(128)	(148)
Deferred	12	31	176	150
		191	48	2
Net (loss) income		$(9)	$616	$138
Net income (loss) attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	15	$353	$619	$334
General partnership interest in a holding subsidiary held by Brookfield	15	125	111	92
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	15	(174)	(63)	(117)
BEPC exchangeable shares and class A.2 exchangeable shares	15	(160)	(57)	(104)
Preferred equity	15	28	27	26
Perpetual subordinated notes	15	37	29	29
Preferred limited partners’ equity	16	37	41	44
Limited partners’ equity	17	(255)	(91)	(166)
		$(9)	$616	$138
Basic and diluted loss per LP unit		$(0.89)	$(0.32)	$(0.60)
(1)Direct operating costs exclude depreciation expense disclosed below.
The accompanying notes are an integral part of these consolidated financial statements.

F - 10

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEAR ENDED DECEMBER 31 (MILLIONS)	Notes	2024	2023	2022
Net (loss) income		$(9)	$616	$138
Other comprehensive income that will not be reclassified to net income
Revaluations of property, plant and equipment	13	6,103	(133)	3,745
Actuarial gain (loss) on defined benefit plans		7	(12)	21
Deferred income tax (expense) recoveries on above items	12	(1,546)	81	(852)
Unrealized (loss) gain on investments in equity securities	6	(2)	2	(11)
Equity-accounted investments	20	451	154	(35)
Total items that will not be reclassified to net income		5,013	92	2,868
Other comprehensive income that may be reclassified to net income
Foreign currency translation	11	(1,573)	1,317	(647)
(Losses) gains arising during the year on financial instruments designated as cash-flow hedges	6	(301)	252	175
Gain (loss) on foreign exchange swaps – net investment hedge	6	279	(128)	63
Reclassification adjustments for amounts recognized in net (loss) income	6	(105)	(108)	148
Deferred income tax recoveries (expense) on above items	12	52	(13)	(87)
Equity-accounted investments	20	(8)	8	(30)
Total items that may be reclassified subsequently to net (loss) income		(1,656)	1,328	(378)
Other comprehensive income		3,357	1,420	2,490
Comprehensive income		$3,348	$2,036	$2,628
Comprehensive income attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	15	$2,904	$1,983	$1,582
General partnership interest in a holding subsidiary held by Brookfield	15	130	111	100
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	15	76	(50)	270
BEPC exchangeable shares and class A.2 exchangeable shares		71	(45)	238
Preferred equity	15	(18)	39	(16)
Perpetual subordinated notes		37	29	29
Preferred limited partners’ equity	16	37	41	44
Limited partners’ equity	17	111	(72)	381
		$3,348	$2,036	$2,628
The accompanying notes are an integral part of these consolidated financial statements.

F - 11

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income							Non-controlling interests
YEAR ENDED DECEMBER 31 (MILLIONS)	Limited partners’ equity	Foreign currency translation	Revaluation surplus	Actuarial losses on defined benefit plans	Cash flow hedges	Investments in equity securities	Total limited partners’ equity	Preferred limited partners’ equity	Preferred equity	Perpetual subordinated notes	BEPC exchangeable shares and class A.2 exchangeable shares	Participating non-controlling interests – in operating subsidiaries	General partnership interest in a holding subsidiary held by Brookfield	Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	Total equity
Balance, as at December 31, 2023	$(2,118)	$(701)	$6,743	$2	$36	$1	$3,963	$760	$583	$592	$2,479	$18,863	$55	$2,684	$29,979
Net income (loss)	(255)	—	—	—	—	—	(255)	37	28	37	(160)	353	125	(174)	(9)
Other comprehensive income (loss)	—	(149)	554	3	(41)	(1)	366	—	(46)	—	231	2,551	5	250	3,357
Equity issuance (Note 15, 17, 29)	—	—	—	—	—	—	—	—	—	145	—	—	—	—	145
Equity repurchased for cancellation (Note 17)	(52)	—	—	—	—	—	(52)	—	—	—	—	—	—	—	(52)
Capital contributions (Note 15)	—	—	—	—	—	—	—	—	—	—	—	2,479	—	—	2,479
Acquisition (Note 3)	—	—	—	—	—	—	—	—	—	—	—	3,056	—	—	3,056
Return of capital	—	—	—	—	—	—	—	—	—	—	—	(317)	—	—	(317)
Redemption of Preferred LP Units (Note 16)	—	—	—	—	—	—	—	(130)	—	—	—	—	—	—	(130)
Disposal (Note 4)	132	—	(132)	—	—	—	—	—	—	—	—	(38)	—	—	(38)
Distributions or dividends declared	(406)	—	—	—	—	—	(406)	(37)	(28)	(37)	(256)	(891)	(134)	(277)	(2,066)
Distribution reinvestment plan	7	—	—	—	—	—	7	—	—	—	—	—	—	—	7
Other	(82)	(9)	72	(1)	1	—	(19)	4	—	—	(25)	112	(1)	(26)	45
Change in year	(656)	(158)	494	2	(40)	(1)	(359)	(126)	(46)	145	(210)	7,305	(5)	(227)	6,477
Balance, as at December 31, 2024	$(2,774)	$(859)	$7,237	$4	$(4)	$—	$3,604	$634	$537	$737	$2,269	$26,168	$50	$2,457	$36,456
The accompanying notes are an integral part of these consolidated financial statements.

F - 12

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income (loss)							Non-controlling interests
YEAR ENDED DECEMBER 31 (MILLIONS)	Limited partners’ equity	Foreign currency translation	Revaluation surplus	Actuarial losses on defined benefit plans	Cash flow hedges	Investments in equity securities	Total limited partners’ equity	Preferred limited partners’ equity	Preferred equity	Perpetual subordinated notes	BEPC exchangeable shares	Participating non-controlling interests – in operating subsidiaries	General partnership interest in a holding subsidiary held by Brookfield	Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	Total equity
Balance, as at December 31, 2022	$(1,898)	$(845)	$6,817	$4	$17	$1	$4,096	$760	$571	$592	$2,561	$14,755	$59	$2,892	$26,286
Net income (loss)	(91)	—	—	—	—	—	(91)	41	27	29	(57)	619	111	(63)	616
Other comprehensive income (loss)	—	147	(143)	(3)	18	—	19	—	12	—	12	1,364	—	13	1,420
Equity issuance	390	—	—	—	—	—	390	—	—	—	240	—	—	—	630
Equity repurchased for cancellation	(43)	—	—	—	—	—	(43)	—	—	—	—	—	—	—	(43)
Capital contributions	—	—	—	—	—	—	—	—	—	—	—	2,993	—	—	2,993
Acquisition	—	—	—	—	—	—	—	—	—	—	—	414	—	—	414
Return of capital	—	—	—	—	—	—	—	—	—	—	—	(140)	—	—	(140)
Disposal	12	—	(12)	—	—	—	—	—	—	—	—	(449)	—	—	(449)
Distributions or dividends declared	(383)	—	—	—	—	—	(383)	(41)	(27)	(29)	(241)	(1,428)	(116)	(265)	(2,530)
Distribution reinvestment plan	8	—	—	—	—	—	8	—	—	—	—	—	—	—	8
Ownership changes	113	16	(107)	—	(1)	—	21	—	—	—	—	—	—	—	21
Other	(226)	(19)	188	1	2	—	(54)	—	—	—	(36)	735	1	107	753
Change in year	(220)	144	(74)	(2)	19	—	(133)	—	12	—	(82)	4,108	(4)	(208)	3,693
Balance, as at December 31, 2023	$(2,118)	$(701)	$6,743	$2	$36	$1	$3,963	$760	$583	$592	$2,479	$18,863	$55	$2,684	$29,979

Balance, as at December 31, 2021	$(1,516)	$(842)	$6,494	$—	$(48)	$4	$4,092	$881	$613	$592	$2,562	$12,303	$59	$2,894	$23,996
Net income (loss)	(166)	—	—	—	—	—	(166)	44	26	29	(104)	334	92	(117)	138
Other comprehensive income (loss)	—	(1)	480	4	67	(3)	547	—	(42)	—	342	1,248	8	387	2,490
Equity issuance	—	—	—	—	—	—	—	115	—	—	—	—	—	—	115
Capital contributions	—	—	—	—	—	—	—	—	—	—	—	2,131	—	—	2,131
Redemption of Preferred LP Units	—	—	—	—	—	—	—	(236)	—	—	—	—	—	—	(236)
Disposal	14	—	(14)	—	—	—	—	—	—	—	—	(75)	—	—	(75)
Distributions or dividends declared	(355)	—	—	—	—	—	(355)	(44)	(26)	(29)	(220)	(1,275)	(100)	(250)	(2,299)
Distribution reinvestment plan	9	—	—	—	—	—	9	—	—	—	—	—	—	—	9
Other	116	(2)	(143)	—	(2)	—	(31)	—	—	—	(19)	89	—	(22)	17
Change in year	(382)	(3)	323	4	65	(3)	4	(121)	(42)	—	(1)	2,452	—	(2)	2,290
Balance, as at December 31, 2022	$(1,898)	$(845)	$6,817	$4	$17	$1	$4,096	$760	$571	$592	$2,561	$14,755	$59	$2,892	$26,286
The accompanying notes are an integral part of these consolidated financial statements.

F - 13

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31 (MILLIONS)	Notes	2024	2023	2022
Operating activities
Net (loss) income		$(9)	$616	$138
Adjustments for the following non-cash items:
Depreciation	13	2,010	1,852	1,583
Unrealized foreign exchange and financial instrument (gain) loss	6	(977)	(492)	258
Share of loss (earnings) from equity-accounted investments	20	88	(186)	(96)
Deferred income tax	12	(31)	(176)	(150)
Other non-cash items		391	(282)	102
Dividends received from equity-accounted investments	20	90	58	89
		1,562	1,390	1,924
Changes in due to or from related parties		44	7	(19)
Net change in working capital balances	30	(332)	468	(194)
		1,274	1,865	1,711
Financing activities
Proceeds from medium-term notes	14	586	293	296
Proceeds from hybrid note	14	139	—	—
Corporate credit facilities, net	14,30	240	—	—
Commercial paper, net	14	248	(65)	249
Proceeds from non-recourse borrowings	14	10,667	8,316	9,547
Repayment of non-recourse borrowings	14	(8,681)	(6,037)	(6,310)
Capital contributions from participating non-controlling interests – in operating subsidiaries	15	2,343	2,593	1,863
Capital repaid to participating non-controlling interests – in operating subsidiaries	15	(317)	(248)	(75)
Issuance of equity instruments and related costs	15,16,17	145	630	115
Redemption and repurchase of equity instruments	15,16,17	(182)	(43)	(252)
Distributions paid:
To participating non-controlling interests – in operating subsidiaries, preferred shareholders, preferred limited partners unitholders, and perpetual subordinate notes	15,16,30	(993)	(967)	(1,372)
To unitholders of Brookfield Renewable or BRELP and shareholders of Brookfield Renewable Corporation	15,17,30	(1,061)	(990)	(915)
Inflows from related party		5,955	670	1,470
Outflows to related party		(1,440)	(1,556)	(1,127)
		7,649	2,596	3,489
Investing activities
Acquisitions, net of cash and cash equivalents, in acquired entity	3	(2,940)	(791)	(2,452)
Investment in equity-accounted investments	20	(389)	(725)	(236)
Investment in property, plant and equipment	13	(3,733)	(2,809)	(2,190)
Proceeds from disposal of assets, net of cash and cash equivalents disposed	4	1,092	217	140
Purchase of financial assets	6	(979)	(644)	(492)
Proceeds from financial assets	6	183	431	70
Restricted cash and other		(34)	(35)	94
		(6,800)	(4,356)	(5,066)
Foreign exchange (loss) gain on cash		(95)	38	(28)
Cash and cash equivalents increase		2,028	143	106
Net change in cash classified within assets held for sale		(34)	—	(8)
Balance, beginning of year		1,141	998	900
Balance, end of year		$3,135	$1,141	$998
Supplemental cash flow information:
Interest paid		$1,917	$1,353	$1,138
Interest received		$109	$112	$37
Income taxes paid		$112	$194	$112
The accompanying notes are an integral part of these consolidated financial statements.

F - 14

BROOKFIELD RENEWABLE PARTNERS L.P.
NOTES TO THE AUDITED ANNUAL CONSOLIDATED FINANCIAL STATEMENTS
The business activities of Brookfield Renewable Partners L.P. (“Brookfield Renewable”) consist of owning a portfolio of renewable power and sustainable solution assets primarily in North America, South America, Europe and Asia-Pacific (“APAC”).
Unless the context indicates or requires otherwise, the term “Brookfield Renewable” means Brookfield Renewable Partners L.P. and its controlled entities, including Brookfield Renewable Corporation (“BEPC”). Unless the context indicates or requires otherwise, the term “the partnership” means Brookfield Renewable Partners L.P. and its controlled entities, excluding BEPC.
The immediate parent of Brookfield Renewable is its general partner, Brookfield Renewable Partners Limited (“BRPL”). The ultimate parent of Brookfield Renewable is Brookfield Corporation (“Brookfield Corporation”). Brookfield Corporation and its subsidiaries, other than Brookfield Renewable, and unless the context otherwise requires, includes Brookfield Asset Management Ltd (“Brookfield Asset Management”), are also individually and collectively referred to as “Brookfield” in these financial statements. The term “Brookfield Holders” means Brookfield, Brookfield Wealth Solutions (formerly Brookfield Reinsurance) and their related parties.
Brookfield Renewable’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP units”) held by public unitholders and Brookfield Holders, class A exchangeable subordinate voting shares (“BEPC exchangeable shares”) of BEPC held by public shareholders and Brookfield Holders, class A.2 exchangeable shares (“class A.2 exchangeable shares”) of Brookfield Renewable Holdings Corporation (“BRHC”) held by Brookfield, redeemable/exchangeable partnership units (“Redeemable/Exchangeable partnership units”) in Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary of Brookfield Renewable, held by Brookfield, and general partnership interest (“GP interest”) in BRELP held by Brookfield. Holders of the LP units, Redeemable/Exchangeable partnership units, GP interest, BEPC exchangeable shares and class A.2 exchangeable shares will be collectively referred to throughout as “Unitholders” unless the context indicates or requires otherwise. LP units, Redeemable/Exchangeable partnership units, GP interest, BEPC exchangeable shares and class A.2 exchangeable shares will be collectively referred to throughout as "Units", or as "per Unit", unless the context indicates or requires otherwise.
Brookfield Renewable is a publicly traded limited partnership established under the laws of Bermuda pursuant to an amended and restated limited partnership agreement dated November 20, 2011 as thereafter amended from time to time.
The registered office of Brookfield Renewable is 73 Front Street, Fifth Floor, Hamilton HM12, Bermuda.

The LP units are traded under the symbol “BEP” on the New York Stock Exchange and under the symbol “BEP.UN” on the Toronto Stock Exchange. Brookfield Renewable's Class A Series 7, Series 13, and Series 18 preferred limited partners’ equity are traded under the symbols “BEP.PR.G”, “BEP.PR.M”, “BEP.PR.O”, and “BEP.PR.R”, respectively, on the Toronto Stock Exchange. Brookfield Renewable's Class A Series 17 preferred limited partners’ equity is traded under the symbol “BEP.PR.A” on the New York Stock Exchange. The perpetual subordinated notes are traded under the symbol “BEPH”, “BEPI” and “BEPJ” on the New York Stock Exchange.
The BEPC exchangeable shares are traded under the symbol “BEPC” on the New York Stock Exchange and the Toronto Stock Exchange.

F - 15

1. BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICY INFORMATION
(a) Statement of compliance
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The accounting policies used in the consolidated financial statements are based on the IFRS applicable as at December 31, 2024, which encompass individual IFRS, International Accounting Standards (“IAS”), and interpretations made by the International Financial Reporting Interpretations Committee (“IFRIC”) and the Standard Interpretations Committee (“SIC”). The policies set out below are consistently applied to all periods presented, unless otherwise noted.
These consolidated financial statements have been authorized for issuance by the Board of Directors of Brookfield Renewable’s general partner, BRPL, on February 28, 2025.
Certain comparative figures have been reclassified to conform to the current year’s presentation.
References to $, C$, €, £, R$, COP, INR, A$, CNY and KRW are to United States (“U.S.”) dollars, Canadian dollars, Euros, British pound, Brazilian reais, Colombian pesos, Indian rupees, Australian dollars, Chinese yuan and South Korean won, respectively.
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
Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control of the entities that own certain renewable power generating operations. Brookfield Renewable has also entered into a voting agreement with its consortium partners in respect of both its Colombian operations and Neoen. These voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities. Refer to Note 29 – Related party transactions for further information.
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

F - 16

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

F - 17

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
Depreciation on power generating assets is calculated on a straight-line basis over the estimated service lives of the assets, which are as follows:

Estimated service lives
Dams	Up to 115 years
Penstocks	Up to 100 years
Powerhouses	Up to 115 years
Hydroelectric generating units	Up to 115 years
Wind generating units	Up to 35 years
Solar generating units	Up to 35 years
Gas-fired cogenerating (“Cogeneration”) units	Up to 40 years
Battery energy storage systems	Up to 20 years
Other assets	Up to 60 years
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
The depreciation of property, plant and equipment in Brazil is based on the duration of the authorization or the useful life of a concession asset. The weighted-average remaining duration at December 31, 2024 is 30 years (2023: 34 years). Since land rights are part of the concession or authorization, this cost is also subject to depreciation.
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

F - 20

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
Amortized cost – Financial assets held for collection of contractual cash flows that represent solely payments of principal and interest are measured at amortized cost. Interest income is recognized as other income in the financial statements, and gains/losses are recognized in other income when the asset is derecognized or impaired.
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

F - 21

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
The fair value of the tax equity financing is generally comprised of the following elements:

Elements affecting the fair value of the tax equity financing	Description
Production tax credits (PTCs)	Allocation of PTCs to the tax equity investor are derived from the power generated during the period. The PTCs are recognized in foreign exchange and financial instrument gain (loss) with a corresponding reduction to the tax equity liability.
Investment tax credits (ITCs)	Allocation of ITCs to the tax equity investor are derived as a percentage of a project’s total cost. The ITCs are recognized in foreign exchange and financial instrument gain (loss) with a corresponding reduction to the tax equity liability.
Taxable loss, including tax attributes such as accelerated tax depreciation	Under the terms of the tax equity agreements, Brookfield Renewable is required to allocate specified percentages of taxable losses to the tax equity investor. As amounts are allocated, the obligation to deliver them is satisfied and a reduction to the tax equity liability is recorded with a corresponding amount recorded within foreign exchange and financial instrument gain (loss) on the consolidated statements of income (loss).
Pay-go contributions	Certain of the contracts contain annual production thresholds. When the thresholds are exceeded, the tax equity investor is required to contribute additional cash amounts. The cash amounts paid increase the value of the tax equity liability.
Cash distributions	Certain of the contracts also require cash distributions to the tax equity investor. Upon payment, the tax equity liability is reduced in the amount of the cash distribution.
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

F - 22

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

F - 23

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
Brookfield Renewable also sells power and related products under bundled arrangements. Energy, capacity and renewable credits within power purchase agreements are considered to be distinct performance obligations. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied under IFRS 15. Brookfield Renewable views the sale of energy and capacity as a series of distinct goods that is substantially the same and has the same pattern of transfer measured by the output method. Brookfield Renewable views renewable credits to be performance obligations satisfied at a point in time. During the year ended December 31, 2024, revenues recognized at a point in time corresponding to the sale of renewable credits were $323 million (2023: $250 million and 2022: $263 million). Measurement of satisfaction and transfer of control to the customer of renewable credits in a bundled arrangement coincides with the pattern of revenue recognition of the underlying energy generation.
Revenues recognized that are outside the scope of IFRS 15 include realized gains and losses from derivatives used in the risk management of Brookfield Renewable's generation activities related to commodity prices. From time to time, Brookfield Renewable also enters into commodity contracts to hedge all or a portion of its estimated revenue stream when selling electricity to an independent system operated market and there is no PPA available. These commodity contracts require periodic settlements in which Brookfield Renewable receives a fixed-price based on specified quantities of electricity and pays the counterparty a variable market price based on the same specified quantity of electricity. As these derivatives are accounted for under hedge accounting, the changes in fair value are recorded in revenues in the consolidated statements of income (loss). Financial transactions included in revenues for

F - 24

the year ended December 31, 2024 increased revenues by $94 million (2023: increased revenues by $119 million and 2022: decreased revenues by $146 million).
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
Included within current income tax recovery (expense) is the realized value of transferable ITCs and PTCs, where the necessary conditions per the Inflation Reduction Act (“IRA”) have been satisfied for receipt of the credits and the ITCs and PTCs have been sold subject to a transfer agreement. Transferable ITCs and PTCs which have met the conditions for recognition, but which are not yet subject to a transfer agreement, are recognized as deferred tax assets at the value of expected realization via transfer.
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
(o) Business combinations
The acquisition of a business is accounted for using the acquisition method. The consideration for an acquisition is measured at the aggregate of the fair values, at the date of exchange, of the assets transferred, the liabilities incurred to former owners of the acquired business, and equity instruments issued by the acquirer in exchange for control of the acquired business. The acquired business’ identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3, are recognized at their fair values at the acquisition date, except for income taxes which are measured in accordance with IAS 12, share-based payments which are measured in accordance with IFRS 2 – Share-based payment, liabilities and contingent liabilities which are measured under IAS 37 - Provisions, contingent liabilities and contingent assets or IFRIC 21 - Levies and non-current assets that are classified as held-for-sale which are measured at fair value less costs to sell in accordance with IFRS 5 – Non-current assets held for sale and discontinued operations. The non-controlling interest in the acquiree is initially measured at the non-controlling interest’s proportion of the net fair value of the identifiable assets, liabilities and contingent liabilities recognized or when applicable, at the fair value of the shares outstanding.

F - 25

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
(q) Other items
(i) Capitalized costs
Capitalized costs related to CWIP include eligible expenditures incurred in connection with acquisition, construction or production of a qualifying asset. A qualifying asset is an asset that takes a substantial period of time to prepare for its intended use. Interest expense related to CWIP are capitalized when activities that are necessary to prepare the asset for its intended use or sale are in progress, expenditures for the asset have been incurred and funds have been used or borrowed to fund the construction or development. Capitalization of costs ceases when the asset is ready for its intended use.

F - 26

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

F - 27

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
(ii) Financial instruments
Brookfield Renewable makes estimates and assumptions that affect the carrying value of its financial instruments, including estimates and assumptions about future electricity prices, long-term average generation, capacity prices, discount rates, the timing of energy delivery and the elements affecting fair value of the tax equity financings. This valuation technique approximates the net present value of future cash flows. Non-financial instruments are valued using estimates of future electricity prices which are estimated by considering broker quotes for the years in which there is a liquid market and for the subsequent years Brookfield Renewable’s best estimate of electricity prices that would allow new entrants into the market.
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

F - 28

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
Annually, Brookfield Renewable determines the fair value of its property, plant and equipment using a methodology that it has judged to be reasonable. The methodology for hydroelectric assets is generally a twenty-year discounted cash flow model. Twenty years is the period considered reasonable as Brookfield Renewable has twenty-year capital plans and it believes a reasonable third party would be indifferent between extending the cash flows further in the model versus using a discounted terminal value. The methodology for wind, solar and other assets is to align the model length with the expected remaining useful life of the subject assets.
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

F - 29

new renewable resource with a similar generation profile to the asset being valued as the benchmark that will establish the market price for electricity for renewable resources.
Brookfield Renewable’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth by the years 2028 to 2035 in North America, 2030 in Colombia, and 2028 in Brazil. The year of new entry is viewed as the point when generators must build additional capacity to maintain system reliability and provide an adequate level of reserve generation with the retirement of older coal-fired plants and rising environmental compliance costs in North America and Europe, and overall increasing demand in Colombia and Brazil. For the North American and European businesses, Brookfield Renewable has estimated a discount to these new-build renewable asset prices to determine renewable electricity prices for hydroelectric, solar and wind facilities. In Brazil and Colombia, the estimate of future electricity prices is based on a similar approach as applied in North America using a forecast of the all-in cost of development.
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
(t) Recently adopted accounting standards
International Tax Reform - Amendments to IAS 12 – Pillar Two model rules
Brookfield Renewable operates in countries, including Canada, which have enacted new legislation to implement the global minimum top-up tax, effective from January 1, 2024. Brookfield Renewable has applied a temporary mandatory relief from recognizing and disclosing deferred taxes in connection with the global minimum top-up tax and will account for it as a current tax when it is incurred. There is no material current tax impact for the year ended December 31, 2024. The global minimum top-up tax is not anticipated to have a significant impact on the financial position of Brookfield Renewable.

F - 30

Amendments to IAS 1 – Presentation of Financial Statements (“IAS 1”)
The amendments clarify how to classify debt and other liabilities as current or non-current. The amendments to IAS 1 apply to annual reporting periods beginning on or after January 1, 2024. Brookfield Renewable has assessed the impact of these amendments and have noted no material impact.
(u) Future changes in accounting policies
IFRS 18 - Presentation and Disclosure in Financial Statements (“IFRS 18”)
In April 2024, the IASB issued IFRS 18, Presentation and Disclosure of Financial Statements. IFRS 18 is effective for periods beginning on or after January 1, 2027, with early adoption permitted. IFRS 18 is expected to improve the quality of financial reporting by requiring defined subtotals in the statement of profit or loss, requiring disclosure about management-defined performance measures, and adding new principles for aggregation and disaggregation of information. Brookfield Renewable has not yet determined the impact of this standard on its disclosures.
Amendments to IFRS 9 - Financial Instruments (“IFRS 9”) and IFRS 7 - Financial Instruments: Disclosures (“IFRS 7”) - Contracts Referencing Nature-Dependent Electricity
The amendments apply only to contracts referencing nature-dependent electricity and clarify the application of the “own-use” requirements, the use of hedge accounting, and adds new disclosure requirements around the effect of these contracts on the partnership’s financial performance and cash flows. The amendments to IFRS 9 and IFRS 7 apply to annual reporting periods beginning on or after January 1, 2026. Brookfield Renewable is currently assessing the impacts of these amendments.
There are currently no other future changes to IFRS with a potential material impact on Brookfield Renewable.
2. PRINCIPAL SUBSIDIARIES
The following table lists the subsidiaries of Brookfield Renewable which significantly affect its financial position and results of operations as at December 31, 2024:

	Jurisdiction of Incorporation or Organization	Percentage of voting securities owned or controlled (%)
BP Brazil US Subco LLC	Delaware	100
Brookfield BRP Canada Corp.	Ontario	100
Brookfield BRP Europe Holdings (Bermuda) Limited	Bermuda	100
Brookfield Power US Holding America Co.	Delaware	100
Isagen S.A. E.S.P.(1)	Colombia	99.7
TerraForm Power Parent, LLC(1)	New York	100
Neoen S.A.(1)(2)	France	53
(1)Voting control held, in whole or in part, through voting agreements with Brookfield and co-investment.
(2)As at December 31, 2024. As of the date of these annual consolidated financial statements, the Partnership owns or controls approximately 85% of voting securities on an as converted basis.
3. ACQUISITIONS
India Wind Portfolio
On July 5, 2024, Brookfield Renewable, together with its institutional partners, completed the acquisition of a 74% (15% net to Brookfield Renewable) interest in a leading wind-focused commercial and industrial renewable business in India, with 524 MW of operating assets and a 2.75 GW development pipeline. The transaction structure consists of an upfront payment of $87 million ($17 million net to Brookfield Renewable) and non-cash consideration of $45 million with the opportunity for follow on investment. Transaction costs related to the acquisition totaled $2 million and have been classified under Other in the consolidated statement of income (loss). If the acquisition had taken place at the beginning of the year, revenue would have been $59 million for the year ended December 31, 2024.

F - 31

South Korea Distributed Generation Portfolio
On July 22, 2024, Brookfield Renewable, together with its institutional partners, completed the acquisition of a fully integrated distributed generation focused renewable platform in South Korea, with 103 MW of operating and under construction assets and 2.2 GW development pipeline for KRW23 billion ($17 million) upfront and deferred consideration of KRW2 billion ($2 million) (expected KRW5 billion ($4 million) net to Brookfield Renewable). The total transaction costs related to the acquisition is $4 million and have been classified under Other in the consolidated statement of income (loss). If the acquisition had taken place at the beginning of the year, the revenue from the South Korea Distributed Generation Portfolio would have been $17 million for the year ended December 31, 2024.
Neoen
In December 2024, Brookfield Renewable, together with its institutional partners, completed the acquisition of a 53% controlling stake in Neoen, a leading global renewables developer headquartered in France for proceeds of €3.2 billion ($3.4 billion) (expected €258 million ($269 million) net to Brookfield Renewable). Neoen has 8 GW of operating and in construction renewable power and energy storage assets, as well as a 20 GW development pipeline. Subsequent to the year ended December 31, 2024, Brookfield Renewable, together with its institutional partners, launched a tender offer for the remaining shares and convertible bonds of Neoen. On a 100% basis, the purchase price for the Neoen shares implies a total acquisition price of approximately €6.2 billion ($6.4 billion) (expected €492 million ($512 million) net to Brookfield Renewable). Transaction costs related to the acquisition totaled $10 million and have been classified under Other in the consolidated statement of income (loss). If the acquisition had taken place at the beginning of the year, revenue would have been $579 million for the year ended December 31, 2024. Refer to Note 15 - Non-controlling interests and Note 32 - Subsequent events for more details.
The preliminary purchase price allocations, at fair value, as at December 31, 2024, with respect to the acquisitions are as follows:

(MILLIONS)	India Wind Portfolio(1)	South Korea Distributed Generation Portfolio(1)	Neoen(1)	Total
Cash and cash equivalents	$3	$6	$544	$553
Trade receivables and other current assets	18	7	341	366
Assets classified as held for sale	—	—	861	861
Property, plant and equipment, at fair value	154	100	7,185	7,439
Deferred income tax assets	—	—	60	60
Financial instrument assets(2)	—	—	345	345
Equity accounted investments	—	—	8	8
Other non-current assets	1	—	68	69
Accounts payable and accrued liabilities	(3)	(10)	(367)	(380)
Current portion of non-recourse borrowings	(13)	(1)	(955)	(969)
Liabilities directly associated with assets held for sale	—	—	(340)	(340)
Financial instrument liabilities(2)	—	—	(101)	(101)
Non-recourse borrowings	(28)	(83)	(3,656)	(3,767)
Deferred income tax liabilities	(13)	(1)	(423)	(437)
Provisions(2)	—	—	(156)	(156)
Other long-term liabilities	(1)	—	(499)	(500)
Fair value of net assets acquired	118	18	2,915	3,051
Non-controlling interests	(7)	(3)	(3,005)	(3,015)
Goodwill	21	4	3,531	3,556
Total fair value of net assets acquired including goodwill, net of non-controlling interests	$132	$19	$3,441	$3,592
(1)The purchase price allocation is preliminary as at December 31, 2024. Brookfield Renewable is currently assessing the fair value of net assets acquired and Goodwill for the purchase price allocation and expects to finalize the balances in 2025 within the one year measurement period.
(2)Includes both short-term and long-term balances.

F - 32

The following investments were accounted for using the equity method as Brookfield Renewable has significant influence through its position in the business, and the results of operations have been included in the audited annual consolidated financial statements since the date of investment.
U.K. Wind Portfolio
In December 2024, Brookfield Renewable, together with its institutional partners, partnered with a global leader in offshore wind, to acquire a 12% interest in a portfolio of approximately 3.5 GW of operating capacity located in the U.K. for £1.7 billion ($2.2 billion) (£444 million ($565 million) net to Brookfield Renewable). Brookfield Renewable recognized an equity accounted investment for its equity contribution of £110 million ($138 million) representing an approximate 3% interest.
China Wind Portfolio
In November 2024, Brookfield Renewable, together with its institutional partners, invested $53 million ($11 million net to Brookfield Renewable) to acquire a 49% interest in a tri-party joint venture with a 600 MW wind portfolio.
U.K. Distributed Generation Portfolio
In November 2024, Brookfield Renewable, together with its institutional partners, alongside a third party, acquired 100% of a leading U.K. based distributed generation developer with 200 MW operating assets and a 450 MW development pipeline for £126 million ($160 million) (£25 million ($32 million) net to Brookfield Renewable). Brookfield Renewable, together with its institutional partners, holds a 67% economic interest (13% net to Brookfield Renewable).
U.S. eFuels Portfolio
In December 2024, Brookfield Renewable, together with its institutional partners, completed the acquisition of a 67% interest in an eFuels facility in the U.S. that will be capable of producing 500 barrels per day for consideration of $45 million ($9 million net to Brookfield Renewable).
Completed in 2023
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

F - 33

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
During the third quarter of 2024, the purchase price allocation was adjusted and as a result the purchase price allocation as at December 31, 2023 does not correspond to the figures as disclosed in the 2023 Annual Report. The effect of the purchase price allocation adjustment resulted in an increase of $68 million to Property, plant and equipment, $18 million to Equity accounted investments, $8 million to Deferred income tax liabilities, $28 million to Provisions and a decrease of $28 million to Non-controlling interests, $3 million to Non-recourse borrowings and $1 million to Financial instruments liabilities.
India Renewable Portfolio
On April 22, 2023, Brookfield Renewable, together with institutional partners, acquired an approximately 7% equity interest (1% net to Brookfield Renewable) in a leading commercial and industrial renewable development platform in India with 4,500 MW of operating and development pipeline for INR2.5 billion ($30 million) (approximately INR500 million ($6 million) net to Brookfield Renewable). The investment was recognized as an equity accounted investment. During the second and third quarters of 2023, Brookfield Renewable, together with institutional partners, subscribed for incremental shares for an aggregate INR1.7 billion ($21 million) (approximately INR 340 million ($4 million) net to Brookfield Renewable).
On October 26, 2023, Brookfield Renewable together with its institutional partners, subscribed for additional shares for INR9.8 billion ($118 million) (approximately INR2 billion ($24 million) net to Brookfield Renewable). This subscription increased the total interest to approximately 37.54% (approximately 7% net to Brookfield Renewable) for aggregate consideration of approximately $168 million (approximately $34 million net to Brookfield Renewable) and results in control of the board of directors. Through the transaction Brookfield Renewable acquired the business at a total fair value of $447 million on a 100% basis. As such, Brookfield Renewable derecognized the existing equity accounted investment and recognized the transaction as a business combination. The total transaction costs related to the acquisition were $2 million (less than $1 million net to Brookfield Renewable) and have been classified under Other in the consolidated statement of income (loss). If the acquisition had taken place at the beginning of the year, the revenue would have been approximately $108 million for the year ended December 31, 2023.
During the third quarter of 2024, the purchase price allocation was finalized and as a result the purchase price allocation as at December 31, 2023 does not correspond to the figures as disclosed in the 2023 Annual Report. The effect of the purchase price allocation finalization resulted in an increase of $23 million to Goodwill and a corresponding decrease of $28 million to Property, plant and equipment, $3 million to Equity accounted investments, $3 million to Other non-current assets, and $11 million to Deferred income tax liabilities.
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

F - 34

U.K. Wind Portfolio
On December 14, 2023, Brookfield Renewable, together with its institutional partners, completed the acquisition of a 100% interest in a leading independent U.K. renewables developer with 260 MW onshore wind assets, 800 MW near-term development and another 3 GW of later stage projects for a total purchase price of £489 million ($625 million) (£232 million ($296 million) net to Brookfield Renewable) comprising of closing consideration of £477 million ($610 million) (£226 million ($289 million) net to Brookfield Renewable) and £12 million ($15 million) (£6 million ($7 million) net to Brookfield Renewable) of contingent consideration. The total transaction costs related to the acquisition were $7 million (approximately $3 million net to Brookfield Renewable) and have been classified under Other in the consolidated statement of income (loss). If the acquisition had taken place at the beginning of the year, the revenue from the U.K. Wind Portfolio would have been $100 million for the year ended December 31, 2023.
During the third quarter of 2024, the purchase price allocation was adjusted and as a result the purchase price allocation as at December 31, 2023 does not correspond to the figures as disclosed in the 2023 Annual Report. The effect of the purchase price allocation adjustment resulted in an increase of $95 million to Goodwill and a corresponding decrease of $127 million to Property, plant and equipment, and $32 million to Deferred income tax liabilities.
The final purchase price allocations, at fair value, as at December 31, 2023, with respect to the business combinations are as follows:

(MILLIONS)	Brazil Wind Portfolio	U.S. Renewable Portfolio(1)	India Renewable Portfolio(2)	Brazil Wind Portfolio	U.K. Wind Portfolio(3)	Total
Cash and cash equivalents	$10	$88	$27	$1	$60	$186
Restricted cash	—	111	32	—	1	144
Trade receivables and other current assets	9	127	69	4	26	235
Property, plant and equipment	130	4,005	823	40	868	5,866
Deferred tax assets	—	—	22	—	—	22
Financial instruments assets(4)	—	38	—	—	8	46
Equity accounted investments	—	54	5	—	—	59
Other non-current assets	19	54	36	5	—	114
Accounts payable and accrued liabilities	(22)	(88)	(62)	(2)	(13)	(187)
Current portion of non-recourse borrowings	(4)	(187)	(35)	(2)	(61)	(289)
Financial instruments liabilities(4)	—	(1,036)	—	—	(65)	(1,101)
Non-recourse borrowings	(45)	(902)	(581)	(17)	(236)	(1,781)
Deferred income tax liabilities	—	(37)	(37)	—	(119)	(193)
Provisions	(2)	(247)	—	—	(6)	(255)
Other long-term liabilities	—	(130)	(19)	(6)	(58)	(213)
Fair value of net assets acquired	95	1,850	280	23	405	2,653
Non-controlling interests	—	(315)	(37)	—	(34)	(386)
Goodwill	—	—	204	—	254	458
Total fair value of net assets acquired including goodwill, net of non-controlling interests	$95	$1,535	$447	$23	$625	$2,725
(1)During the year ended December 31, 2024 Brookfield Renewable recorded purchase price allocation adjustments of $118 million primarily to Property, plant and equipment, equity accounted investments, deferred income tax liabilities, provisions and non-controlling interests, non-recourse borrowings, financial instruments liabilities.
(2)During the year ended December 31, 2024, Brookfield Renewable recorded purchase price allocation adjustments of $34 million primarily to Property, plant and equipment, Equity accounted investments, Other non-current assets, Deferred income tax liabilities and Goodwill.
(3)During the year ended December 31, 2024, Brookfield Renewable recorded purchase price allocation adjustments of $127 million primarily to Property, plant and equipment, Deferred income tax liabilities and Goodwill.
(4)Includes both short-term and long-term balances.

F - 35

The following investments were accounted for using the equity method as Brookfield Renewable has significant influence through its position in the business, and the results of operations have been included in the audited annual consolidated financial statements since the date of investment.

India Sustainable Agricultural Solutions
On February 16, 2023, Brookfield Renewable, together with institutional partners, acquired an approximately 4% equity interest in a sustainable agricultural solutions company in India for INR7 billion ($86 million) (approximately INR1.4 billion ($17 million) net to Brookfield Renewable).
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
During the fourth quarter of 2024, Brookfield Renewable increased its ownership in the business from approximately 10.1% to approximately 10.8% for $38 million.
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

F - 36

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

F - 37

The final purchase price allocations, at fair value, as at December 31, 2022, with respect to the business combinations are as follows:

(MILLIONS)	Chile Distributed Generation Portfolio	Europe Utility-scale Solar Portfolio	U.S. Utility-scale Solar Portfolio (1)	U.S. Distributed Generation Portfolio(2)(3)	U.S. Wind Portfolio(2)(4)	Total
Cash and cash equivalents	$2	$3	$22	$33	$26	$86
Restricted cash	—	—	6	6	5	17
Trade receivables and other current assets	2	30	48	13	13	106
Assets classified as held for sale(4)	—	—	—	—	240	240
Property, plant and equipment	21	1	561	708	1,796	3,087
Deferred tax assets	—	—	—	10	—	10
Financial instruments assets(5)	—	—	—	10	2	12
Other non-current assets	1	—	4	21	22	48
Accounts payable and accrued liabilities	(1)	(5)	(32)	(66)	(38)	(142)
Current portion of non-recourse borrowings	—	—	—	(9)	—	(9)
Liabilities directly associated with assets held for sale(4)	—	—	—	—	(135)	(135)
Financial instruments liabilities(5)	—	—	(15)	(15)	(725)	(755)
Non-recourse borrowings	(6)	—	(48)	(346)	—	(400)
Deferred income tax liabilities	—	(7)	(43)	—	—	(50)
Provisions	—	—	—	(25)	(29)	(54)
Other long-term liabilities	—	—	(30)	(35)	(68)	(133)
Fair value of net assets acquired	19	22	473	305	1,109	1,928
Non-controlling interests	—	—	—	—	(26)	(26)
Goodwill	18	68	287	309	9	691
Total fair value of net assets acquired including goodwill, net of non-controlling interests	$37	$90	$760	$614	$1,092	$2,593
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
(3)During the year ended December 31, 2022, Brookfield Renewable recorded purchase price allocation adjustments of $97 million primarily to Property, plant and equipment, at fair value, Deferred tax assets and Deferred income tax liabilities.
(4)Refer to Note 4 - Disposal of assets.
(5)Includes both short-term and long-term balances.

The following investments were accounted for using the equity method as Brookfield Renewable has significant influence through its position in the business, and the results of operations have been included in the audited annual consolidated financial statements since the date of investment.
Spanish Distributed Generation Portfolio (“Powen”)
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

F - 38

In the second and third quarter of 2023, Brookfield Renewable, together with its institutional partner, subscribed for additional shares in Powen for $49 million ($10 million net to Brookfield Renewable). These subscriptions increased the total interest in Powen to 44% (8.8% net to Brookfield Renewable).
During the second and third quarter of 2024, Brookfield Renewable, together with its institutional partner, subscribed for additional shares in a distributed generation development business in Spain and Mexico. The incremental subscription increased our total interest from approximately 44% to 50% (10% net to Brookfield Renewable). Refer to Note 20 - Equity-accounted investments or more details.
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
4. DISPOSAL OF ASSETS
On April 26, 2024, Brookfield Renewable, together with its institutional partners, completed the sale of a 60 MW battery storage asset in the U.S. for proceeds of approximately $87 million ($25 million net to Brookfield Renewable). As a result of the disposition, Brookfield Renewable derecognized $82 million of total assets from the consolidated statements of financial position. This resulted in a gain on disposition of $5 million ($2 million net to Brookfield Renewable) recognized within Other income in the consolidated statements of income (loss).
On May 28, 2024, Brookfield Renewable, together with its institutional partners, completed the sale of a 30 MW hydroelectric asset in the U.S. for proceeds of approximately $67 million ($15 million net to Brookfield Renewable) net of transaction fees. As a result of the disposition, Brookfield Renewable derecognized $42 million of total assets and $4 million of total liabilities from the consolidated statements of financial position. This resulted in a gain on disposition of $29 million ($6 million net to Brookfield Renewable) recognized within Other income in the consolidated statements of income (loss). As a result of the disposition, Brookfield Renewable's post-tax portion of the accumulated revaluation surplus of $28 million was reclassified from accumulated other comprehensive income directly to equity and presented as a Disposals item in the consolidated statements of changes in equity.
On May 31, 2024, Brookfield Renewable, together with its institutional partners, completed the sale of a 85 MW portfolio of biomass facilities in Brazil for proceeds of approximately R$251 million ($48 million) (R$105 million ($21 million) net to Brookfield Renewable). As a result of the disposition, Brookfield Renewable derecognized $86 million of total assets and $2 million of total liabilities from the consolidated statements of financial position. This resulted in a loss on disposition of $24 million ($11 million net to Brookfield Renewable) recognized through other comprehensive income and $12 million ($5 million net to Brookfield Renewable) recognized within Other in the consolidated statements of income (loss) during the year.

F - 39

On September 9, 2024, Brookfield Renewable, together with its institutional partners, completed the sale of its 50% interest in a 67 MW portfolio of wind facilities in the U.K. for proceeds of approximately £63 million ($82 million) (£28 million ($36 million) net to Brookfield Renewable). As a result of the disposition, Brookfield Renewable derecognized $250 million of total assets, $135 million of total liabilities, and $39 million of non-controlling interest from the consolidated statements of financial position. This resulted in gain on disposition of $6 million ($2 million net to Brookfield Renewable) recognized within Other income in the consolidated statements of income (loss) during the year.
On November 29, 2024, Brookfield Renewable, together with its institutional partners, completed the sale of a 90 MW portfolio of hydroelectric assets in Brazil for proceeds of $104 million ($44 million net to Brookfield Renewable). As a result of the disposition, Brookfield Renewable derecognized $157 million of total assets and $44 million of total liabilities from the consolidated statements of financial position. This resulted in a loss on disposition of $28 million ($12 million net to Brookfield Renewable) recognized within Other in the consolidated statements of income (loss). As a result of the disposition, Brookfield Renewable’s post tax portion of the accumulated revaluation surplus of $25 million was reclassified from accumulated other comprehensive income directly to equity and presented as a Disposals item in the consolidated statements of changes in equity.
On December 20, 2024, Brookfield Renewable, together with its institutional partners, completed the sale of a portfolio of 63 MW solar assets, 682 MW wind assets, and a 1.6 GW development pipeline in Spain and Portugal for proceeds of approximately €708 million ($741 million) (€411 million ($430 million) net to Brookfield Renewable). As a result of the disposition, Brookfield Renewable derecognized $1,186 million of total assets and $735 million of total liabilities from the consolidated statements of financial position. This resulted in a gain on disposition, net of transaction costs, foreign currency translation and investment hedge adjustments, of $295 million ($171 million net to Brookfield Renewable) recognized within Other income in the consolidated statements of income (loss). As a result of the disposition, Brookfield Renewable’s post-tax portion of the accumulated revaluation surplus of $189 million was reclassified from accumulated other comprehensive income directly to equity and presented as a Disposals item in the consolidated statements of changes in equity.

F - 40

5. ASSETS HELD FOR SALE
As at December 31, 2024, assets held for sale includes a 25% interest in 2 GW of pumped storage facilities in the U.K., a 30 MW biomass facility in Brazil and a 1,004 MW portfolio of wind and solar assets in India.
Assets held for sale also include 650 MW of operating and under construction wind, solar and battery projects in Australia, which were part of a pre-existing sale and purchase agreement at the time of the Neoen acquisition and were acquired as part of that transaction.
The following is a summary of the major items of assets and liabilities classified as held for sale as at December 31:

(MILLIONS)	2024
Assets
Cash and cash equivalents	$48
Restricted cash	14
Trade receivables and other current assets	51
Financial instrument assets	37
Property, plant and equipment, at fair value	1,343
Equity accounted investments	421
Deferred tax assets	9
Other long-term assets	126
Assets held for sale	$2,049
Liabilities
Current liabilities	$57
Non-recourse borrowings	797
Financial instrument liabilities	3
Other long-term liabilities	38
Deferred tax liabilities	131
Provisions	10
Liabilities directly associated with assets held for sale	$1,036
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
Impact of a 5% change in the market price of electricity, on outstanding energy derivative contracts and IFRS 9 PPAs, for the year ended December 31:

	Effect on net income(1)			Effect on OCI(1)
(MILLIONS)	2024	2023	2022	2024	2023	2022
5% increase	$(41)	$(62)	$(76)	$(176)	$(23)	$(36)
5% decrease	47	62	75	176	23	36
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
Impact of a 5% change in U.S. dollar exchange rates, on outstanding foreign exchange swaps, for the year ended December 31:

	Effect on net income(1)			Effect on OCI(1)
(MILLIONS)	2024	2023	2022	2024	2023	2022
5% increase	$177	$29	$27	$327	$307	$96
5% decrease	(177)	(29)	(27)	(327)	(307)	(96)
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
Brookfield Renewable will enter into interest rate swaps designed to minimize the exposure to interest rate fluctuations on its variable-rate debt. Fluctuations in interest rates could impact Brookfield Renewable’s cash flows,

F - 42

primarily with respect to the interest payable against Brookfield Renewable’s variable rate debt, which is limited to certain non-recourse borrowings with a total principal value of $12,679 million (2023: $11,574 million). Of this principal value, $3,985 million (2023: $4,681 million) has been fixed through the use of interest rate contracts. The fair values of the recognized asset and liability for the interest rate swaps were calculated using a valuation model with observable interest rates.
The table below summarizes the impact of changes in the interest rate as at December 31. The impact is expressed in terms of the effect on income and OCI. The sensitivities are based on the assumption that the interest rate changes by 1% with all other variables held constant.
Impact of a 1% change in interest rates, on outstanding interest rate swaps, variable-rate debt and tax equity, for the year ended December 31:

	Effect on net income(1)			Effect on OCI(1)
(MILLIONS)	2024	2023	2022	2024	2023	2022
1% increase	$251	$(129)	$20	$138	$148	$112
1% decrease	(292)	130	(20)	(150)	(156)	(118)
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
The maximum credit exposure at December 31 was as follows:

(MILLIONS)	2024	2023
Trade receivables and other short-term receivables	$1,141	$923
Long-term receivables	396	382
Financial instrument assets(1)	823	400
Due from related parties(1)	881	1,578
Contract asset(1)	315	375
	$3,556	$3,658
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

AS AT DECEMBER 31, 2024 (MILLIONS)	< 1 year	2-5 years	> 5 years	Total
Accounts payable and accrued liabilities	$2,104	$—	$—	$2,104
Financial instrument liabilities(1)	317	822	1,815	2,954
Due to related parties	4,855	592	—	5,447
Lease liabilities(1)	49	221	888	1,158
Corporate borrowings(1)	278	678	2,191	3,147
Non-recourse borrowings(1)	5,005	12,997	12,902	30,904
Interest payable on borrowings(2)	1,785	5,214	5,766	12,765
Total	$14,393	$20,524	$23,562	$58,479

AS AT DECEMBER 31, 2023 (MILLIONS)	< 1 year	2-5 years	> 5 years	Total
Accounts payable and accrued liabilities	$1,197	$—	$—	$1,197
Financial instrument liabilities(1)	401	871	1,010	2,282
Due to related parties	835	705	—	1,540
Other long-term liabilities – concession payments	1	4	11	16
Lease liabilities(1)	41	193	534	768
Corporate borrowings(1)	183	679	1,981	2,843
Non-recourse borrowings(1)	4,752	9,474	12,794	27,020
Interest payable on borrowings(2)	2,651	7,123	6,977	16,751
Total	$10,061	$19,049	$23,307	$52,417
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

F - 44

The following table presents Brookfield Renewable's assets and liabilities including energy derivative contracts, IFRS 9 PPAs, interest rate swaps, foreign exchange swaps and tax equity measured and disclosed at fair value classified by the fair value hierarchy:

(MILLIONS)	Level 1	Level 2	Level 3	2024	2023
Assets measured at fair value:
Cash and cash equivalents	$3,135	$—	$—	$3,135	$1,141
Restricted cash(1)	463	—	—	463	391
Financial instrument assets(1)
IFRS 9 PPAs	—	—	170	170	50
Energy derivative contracts	—	71	—	71	90
Interest rate swaps	—	393	—	393	233
Foreign exchange swaps	—	189	—	189	27
Tax equity	—	—	94	94	27
Investments in debt and equity securities(2)	—	49	1,890	1,939	1,540
Property, plant and equipment	—	—	73,475	73,475	64,005
Liabilities measured at fair value:
Financial instrument liabilities(1)
IFRS 9 PPAs(3)	—	(42)	(983)	(1,025)	(798)
Energy derivative contracts	—	(109)	—	(109)	(82)
Interest rate swaps	—	(109)	—	(109)	(105)
Foreign exchange swaps	—	(58)	—	(58)	(353)
Tax equity	—	—	(2,125)	(2,125)	(1,782)
Contingent consideration(4)	—	—	(61)	(61)	(92)
Liabilities for which fair value is disclosed:
Corporate borrowings(1)	(3,130)	(671)	—	(3,801)	(2,731)
Non-recourse borrowings(1)	(2,594)	(28,068)	—	(30,662)	(26,839)
Total	$(2,126)	$(28,355)	$72,460	$41,979	$34,722
(1)Includes both the current amount and long-term amount.
(2)Excludes $566 million (2023: nil) of investments in debt securities measured at amortized cost
(3)During the year ended December 31, 2024, nil (2023: $56 million) was transferred from Level 3 to Level 2.
(4)Amount relates to business combination completed in 2022 and 2023 with obligations lapsing from 2024 to 2027.

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

	Financial Instruments Assets					Financial Instruments Liabilities
		Instruments not designated as hedges					Instruments not designated as hedges
(MILLIONS)	Instruments designated as hedges	Fair value through profit & loss	Fair value through OCI	Amortized cost	Total	Instruments designated as hedges	Fair value through profit & loss	Total	Net Assets (Liabilities)
IFRS 9 PPAs	39	$11	$—	$—	$50	$(71)	$(727)	$(798)	$(748)
Energy derivative contracts	96	(6)	—	—	90	—	(82)	(82)	8
Interest rate swaps	181	52	—	—	233	(33)	(72)	(105)	128
Foreign exchange swaps	27	—	—	—	27	(325)	(28)	(353)	(326)
Investments in debt and equity securities	—	1,403	137	—	1,540	—	—	—	1,540
Tax equity	—	27	—	—	27	—	(1,782)	(1,782)	(1,755)
Balance, as at December 31, 2023	$343	$1,487	$137	$—	$1,967	$(429)	$(2,691)	$(3,120)	$(1,153)
Less: current portion					(199)			687	488
Long-term portion					$1,768			$(2,433)	$(665)

IFRS 9 PPAs	$25	$145	$—	$—	$170	$(850)	$(175)	$(1,025)	$(855)
Energy derivative contracts	3	68	—	—	71	(4)	(105)	(109)	(38)
Interest rate swaps	164	229	—	—	393	(15)	(94)	(109)	284
Foreign exchange swaps	116	73	—	—	189	(49)	(9)	(58)	131
Investments in debt and equity securities	—	1,802	137	566	2,505	—	—	—	2,505
Tax equity	—	94	—	—	94	—	(2,125)	(2,125)	(2,031)
Balance, as at December 31, 2024	$308	$2,411	$137	$566	$3,422	$(918)	$(2,508)	$(3,426)	$(4)
Less: current portion					(368)			636	268
Long-term portion					$3,054			$(2,790)	$264

F - 46

The following table presents the change in Brookfield Renewable’s total net financial instrument asset position as at and for the year ended December 31:

(MILLIONS)	Balance as at Dec 31, 2023 asset (liability)	Changes in fair value recognized in OCI(1)	Changes in fair value (hedge ineffectiveness)(2)	Changes in fair value on financial instruments through profit and loss(2)	Amounts reclassified from OCI to income	Acquisitions, disposals, settlements and other	Foreign exchange gain (loss)	Balance as at Dec 31, 2024 asset (liability)
IFRS 9 PPAs(3)	$(748)	$(297)	$4	$68	$(1)	$121	$(2)	$(855)
Energy derivative contracts	8	(3)	—	30	(94)	21	—	(38)
Interest rate swaps	128	25	—	29	39	66	(3)	284
Foreign exchange swaps	(326)	221	—	176	—	60	—	131
Investments in debt and equity securities(4)	1,540	4	—	192	—	784	(15)	2,505
Tax equity	(1,755)	—	—	512	—	(788)	—	(2,031)
	$(1,153)	$(50)	$4	$1,007	$(56)	$264	$(20)	$(4)
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
(4)Includes $566 million of investments in debt securities measured at amortized cost.

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
For the year ended December 31, 2024, gains of $94 million relating to energy derivative contracts were realized and reclassified from OCI to the consolidated statements of income (loss) (2023: $119 million gains and 2022: $146 million losses).
Based on market prices as of December 31, 2024, unrealized losses of $9 million (2023: $49 million loss and 2022: $37 million loss) recorded in accumulated other comprehensive income (“AOCI”) on energy derivative contracts are expected to be settled or reclassified into income in the next twelve months. The actual amount reclassified from AOCI, however, could vary due to future changes in market prices.
The following table summarizes the energy derivative contracts designated as hedging instruments:

Energy derivative contracts and IFRS 9 PPAs	December 31, 2024	December 31, 2023
Carrying amount ((liability)/asset)	(826)	64
Notional amount – GWh	122,862	26,083
Weighted average hedged rate for the year ($/MWh)	44	50
Maturity dates	2025-2051	2024-2044
Hedge ratio	1:1	1:1
Change in discounted spot value of outstanding hedging instruments	(284)	152
Change in value of hedged item used to determine hedge effectiveness	(308)	(118)
There is $10 million of hedge ineffectiveness losses recognized within foreign exchange and financial instruments gain (loss) in the consolidated statements of income (loss) related to energy derivative contracts (cash flow hedges) for the year ended December 31, 2024 (2023: nil and 2022: $18 million loss).
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
The hedge ineffectiveness can arise from:
•Different interest rate curves being applied to discount the hedged item and hedging instrument
•Differences in timing of cash flows of the hedged item and hedging instrument
•The counterparties’ credit risk having an asymmetrical impact on the fair value movements of the hedging instrument and hedged item
As at December 31, 2024, agreements with a total notional exposure of $8,045 million were outstanding (2023: $4,389 million) including $4,438 million (2023: $718 million) associated with agreements that are not formally designated as hedging instruments. The weighted-average fixed interest rate resulting from these agreements is 3.1% (2023: 3.3%).
For the year ended December 31, 2024, net movements relating to cash flow hedges realized and reclassified from OCI to interest expense in the consolidated statements of income (loss) were $6 million of losses (2023: $3 million of losses and 2022: $2 million of losses).
Based on market prices as of December 31, 2024, unrealized losses of $35 million (2023: $53 million and 2022: $50 million) recorded in AOCI on interest rate swaps are expected to be settled or reclassified into income in the next twelve months. The actual amount reclassified from AOCI, however, could vary due to future changes in market rates.
The following table summarizes the interest rate hedges designated as hedging instruments:

Interest rate hedges	December 31, 2024	December 31, 2023
Carrying amount (asset/(liability))	149	148
Notional amount – $	2,220	1,633
Notional amount – C$(1)	294	326
Notional amount – €(1)	1,001	1,204
Notional amount – £(1)	—	312
Notional amount – COP(1)	92	196
Maturity dates	2025-2061	2024-2061
Hedge ratio	1:1	1:1
Change in discounted spot value of outstanding hedging instruments	(11)	(124)
Change in value of hedged item used to determine hedge effectiveness	13	124
(1)Notional amounts of foreign currency denominated interest rate hedges are presented at the U.S. dollar equivalent value based on the December 31, 2024 foreign currency spot rate.
The hedge ineffectiveness loss recognized within foreign exchange and financial instruments gain (loss) in the consolidated statements of income (loss) related to interest rate contracts (cash flow hedges) for the year ended December 31, 2024 was $1 million (2023: nil and 2022: $5 million).
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
As at December 31, 2024, agreements with a total notional exposure of $9,737 million were outstanding (2023: $6,690 million) including $3,465 million (2023: $565 million) associated with agreements that are not formally designated as hedging instruments.
There are no unrealized gains or losses recorded in AOCI on foreign exchange swaps that are expected to be settled or reclassified into income in the next twelve months (2023: nil and 2022: nil). The actual amount reclassified from AOCI, however, could vary due to future changes in market rates.
The following table summarizes the foreign exchange swaps designated as hedging instruments:

Foreign exchange swaps	December 31, 2024	December 31, 2023
Carrying amount (asset/(liability))	67	(298)
Notional amount for hedges of the Colombian Peso(1)	2,061	2,602
Notional amount for hedges of the euro(1)	474	644
Notional amount for hedges of the British pounds sterling(1)	1,414	818
Notional amount for hedges of the Chinese yuan(1)	1,018	701
Notional amount for hedges of the Indian rupee(1)	855	710
Notional amount for hedges of the Brazilian real(1)	324	607
Notional amount for hedges of other currencies(1)	126	43
Maturity date	2025 - 2029	2024 - 2027
Hedge ratio	1:1	1:1
Weighted average hedged rate for the year:
COP/$ foreign exchange forward contracts	4,572	4,642
€/$ foreign exchange forward contracts	0.92	0.99
£/$ foreign exchange forward contracts	0.80	0.80
CNY/$ foreign exchange forward contracts	7.01	6.92
INR/$ foreign exchange forward contracts	87	86
BRL/$ foreign exchange forward contracts	5.63	5.37
(1)Notional amounts expressed in millions of U.S. dollars

F - 50

The following table presents a reconciliation of the limited partners’ equity reserves impacted by financial instruments:

(MILLIONS)	Cash flow hedges	Investments in equity securities	Foreign currency translation
Balance, as at December 31, 2022	$17	$1	$(845)
Effective portion of changes in fair value arising from:
Energy derivative contracts	4	—	—
Interest rate swaps	54	—	—
Foreign exchange swaps	(8)	—	(8)
Amount reclassified to profit or loss	(28)	—	—
Foreign currency revaluation of designated borrowings	—	—	(77)
Foreign currency revaluation of net foreign operations	—	—	232
Tax effect	(4)	—	—
Other	1	—	(3)
Balance, as at December 31, 2023	$36	$1	$(701)
Effective portion of changes in fair value arising from:
Energy derivative contracts	(55)	—	—
Interest rate swaps	(31)	—	—
Foreign exchange swaps	56	—	56
Amount reclassified to profit or loss	(24)	—	—
Foreign currency revaluation of designated borrowings	—	—	105
Foreign currency revaluation of net foreign operations	—	—	(310)
Valuation of investments in equity securities designated FVOCI	—	(1)	—
Tax effect	13	—	—
Other	1	—	(9)
Balance, as at December 31, 2024	$(4)	$—	$(859)

(f) Tax equity
Brookfield Renewable owns and operates certain projects in the United States under tax equity structures to finance the construction of utility-scale solar, and wind projects. In accordance with the substance of the contractual agreements, the amounts paid by the tax equity investors for their equity stakes are classified as financial instrument liabilities on the consolidated statements of financial position.

Gains or loss on the tax equity liabilities are recognized within the foreign exchange and financial instruments gain (loss) in the consolidated statements of income (loss).

(g) Investments in debt and equity securities
Brookfield Renewable's investments in debt and equity securities are classified as FVPL, FVOCI and amortized cost.

(h) Investments in debt and equity securities
Brookfield Renewable's investments in debt and equity securities are classified as FVPL, FVOCI and amortized cost.

F - 51

7. SEGMENTED INFORMATION
Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the business, manage operations, and allocate resources based on the type of technology.
Brookfield Renewable operations are segmented by – 1) hydroelectric, 2) wind, 3) utility-scale solar, 4) distributed energy and storage (distributed generation, pumped storage and battery energy storage systems), 5) sustainable solutions (renewable natural gas, carbon capture and storage, recycling, cogeneration, biomass, nuclear services, eFuels, and power transformation), and 6) corporate - with hydroelectric further segmented by geography (i.e., North America, Colombia, and Brazil). This best reflects the way in which the CODM reviews results of our company.
Reporting to the CODM on the measures utilized to assess performance and allocate resources is provided on a proportionate basis. Information on a proportionate basis reflects Brookfield Renewable’s share from facilities which it accounts for using consolidation and the equity method whereby Brookfield Renewable either controls or exercises significant influence or joint control over the investment, respectively. Proportionate information provides a Unitholder (holders of the GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares, class A.2 exchangeable shares and LP units) perspective that the CODM considers important when performing internal analyses and making strategic and operating decisions. The CODM also believes that providing proportionate information helps investors understand the impacts of decisions made by management and financial results allocable to Brookfield Renewable’s Unitholders.

Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate consolidation basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, current income taxes, and other are items that will differ from results presented in accordance with IFRS as these items (1) include Brookfield Renewable’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items, and (3) other income includes but is not limited to our proportionate share of settled foreign currency and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains on non-core assets and on recently developed assets that we have monetized to reflect the economic value created from our development activities as we design, build and commercialize new renewable energy capacity and sell these assets to lower cost of capital buyers which may not otherwise be reflected in our consolidated statements of income.
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

F - 52

Brookfield Renewable uses Funds From Operations to assess the performance of Brookfield Renewable before the effects of certain cash items (e.g., acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g., deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business, and including monetization of tax attributes at certain development projects. Brookfield Renewable includes realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term within Funds From Operations in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period net income.

F - 53

The following table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable’s proportionate results to the consolidated statements of income (loss) on a line-by-line basis by aggregating the components comprising the earnings from Brookfield Renewable’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the year ended December 31, 2024:

	Attributable to Unitholders									Contribution from equity-accounted investments	Attributable to non-controlling interests and other(1)	As per IFRS financials(2)
	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Revenues	$932	$208	$338	$629	$416	$227	$496	$—	$3,246	$(756)	$3,386	$5,876
Other income (loss)	28	14	2	235	180	88	66	56	669	(86)	44	627
Direct operating costs	(385)	(71)	(164)	(233)	(132)	(86)	(397)	(39)	(1,507)	525	(1,598)	(2,580)
Share of revenue, other income and direct operating costs from equity-accounted investments(2)	—	—	—	—	—	—	—	—	—	317	—	317
	575	151	176	631	464	229	165	17	2,408	—	1,832
Management service costs	—	—	—	—	—	—	—	(204)	(204)	—	—	(204)
Interest expense	(269)	(14)	(81)	(130)	(114)	(38)	(22)	(167)	(835)	70	(1,223)	(1,988)
Current income tax	(6)	(7)	(14)	(17)	(1)	(5)	—	—	(50)	9	201	160
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	(37)	(37)	—	—	(37)
Preferred equity	—	—	—	—	—	—	—	(28)	(28)	—	—	(28)
Perpetual subordinated notes	—	—	—	—	—	—	—	(37)	(37)	—	—	(37)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	—	—	—	(79)	—	(79)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(810)	(810)
Funds From Operations	300	130	81	484	349	186	143	(456)	1,217	—	—
Depreciation												(2,010)
Foreign exchange and financial instrument gain												880
Deferred income tax recovery												31
Other												(713)
Share of earnings from equity-accounted investments												(326)
Net income attributable to non-controlling interests												457
Net loss attributable to Unitholders(3)												$(464)
(1)Amounts attributable to non-controlling interests and other includes certain non-recurring other income items. Refer to Note 8 - Other Income.
(2)Share of loss from equity-accounted investments of $88 million is comprised of amounts found on the Share of revenue, other income and direct operating costs, Share of interest and cash taxes and Share of earnings lines. Net loss attributable to participating non-controlling interests – in operating subsidiaries of $353 million is comprised of amounts found on Share of Funds From Operations attributable to non-controlling interests and Net income (loss) attributable to non-controlling interests.
(3)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares, class A.2 exchangeable shares and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity, preferred equity, and perpetual subordinated notes.

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

	Attributable to Unitholders									Contribution from equity-accounted investments	Attributable to non-controlling interests and other(1)	As per IFRS financials(2)
	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Revenues	$1,029	$240	$293	$511	$365	$241	$147	$—	$2,826	$(234)	$2,446	5,038
Other income	22	5	6	146	106	20	19	88	412	(81)	340	671
Direct operating costs	(381)	(73)	(124)	(164)	(99)	(81)	(105)	(29)	(1,056)	110	(987)	(1,933)
Share of revenue, other income and direct operating costs from equity-accounted investments(2)	—	—	—	—	—	—	—	—	—	205	—	205
	670	172	175	493	372	180	61	59	2,182	—	1,799
Management service costs	—	—	—	—	—	—	—	(205)	(205)	—	—	(205)
Interest income (expense)	(266)	(19)	(82)	(105)	(110)	(43)	(6)	(114)	(745)	33	(915)	(1,627)
Current income tax	(2)	(7)	(17)	(6)	(1)	(4)	(3)	—	(40)	7	(95)	(128)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	(41)	(41)	—	—	(41)
Preferred equity	—	—	—	—	—	—	—	(27)	(27)	—	—	(27)
Perpetual subordinated notes	—	—	—	—	—	—	—	(29)	(29)	—	—	(29)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	—	—	—	(40)	—	(40)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(789)	(789)
Funds From Operations	402	146	76	382	261	133	52	(357)	1,095	—	—
Depreciation												(1,852)
Foreign exchange and financial instrument loss												502
Deferred income tax recovery												176
Other												(212)
Share of earnings from equity-accounted investments												21
Net income attributable to non-controlling interests												170
Net loss attributable to Unitholders(3)												$(100)
(1)Amounts attributable to non-controlling interests and other includes certain non-recurring other income items. Refer to Note 10 - Other Income.
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
(3)Net loss attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units. Total net income (loss) includes amounts attributable to Unitholders, non-controlling interests, preferred limited partners equity, preferred equity, and perpetual subordinated notes.

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

	Attributable to Unitholders									Contribution from equity-accounted investments	Attributable to non-controlling interests	As per IFRS financials(1)
	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Revenues	$964	$197	$273	$538	$374	$242	$48	$—	$2,636	$(188)	$2,263	4,711
Other income (loss)	15	22	10	56	90	23	3	73	292	(19)	(137)	136
Direct operating costs	(376)	(52)	(82)	(164)	(102)	(76)	(43)	(31)	(926)	86	(594)	(1,434)
Share of revenue, other income and direct operating costs from equity-accounted investments	—	—	—	—	—	—	—	—	—	121	7	128
	603	167	201	430	362	189	8	42	2,002	—	1,539
Management service costs	—	—	—	—	—	—	—	(243)	(243)	—	—	(243)
Interest income (expense)	(185)	(20)	(57)	(96)	(102)	(40)	(2)	(94)	(596)	19	(647)	(1,224)
Current income taxes	(6)	(9)	(27)	(8)	(7)	(1)	—	(1)	(59)	10	(99)	(148)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	(44)	(44)	—	—	(44)
Preferred equity	—	—	—	—	—	—	—	(26)	(26)	—	—	(26)
Perpetual subordinated notes	—	—	—	—	—	—	—	(29)	(29)	—	—	(29)
Share of interest and cash taxes from equity-accounted investments	—	—	—	—	—	—	—	—	—	(29)	(8)	(37)
Share of Funds From Operations attributable to non-controlling interests	—	—	—	—	—	—	—	—	—	—	(785)	(785)
Funds From Operations	412	138	117	326	253	148	6	(395)	1,005	—	—
Depreciation												(1,583)
Foreign exchange and financial instrument loss												(133)
Deferred income tax recovery												150
Other												(190)
Share of earnings from equity-accounted investments												5
Net income attributable to non-controlling interests												451
Net loss attributable to Unitholders(2)												$(295)
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

	Attributable to Unitholders									Contribution from equity-accounted investments	Attributable to non-controlling interests	As per IFRS financials
	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
As at December 31, 2024
Cash and cash equivalents	$55	$52	$24	$453	$151	$70	$56	$5	$866	$(112)	$2,381	$3,135
Property, plant and equipment	14,669	1,238	2,801	5,255	3,784	2,558	644	—	30,949	(1,831)	44,357	73,475
Total assets	15,653	1,452	3,184	7,081	4,894	3,313	2,106	95	37,778	(2,272)	59,303	94,809
Total liabilities	9,187	460	1,725	5,617	3,393	1,992	934	4,157	27,465	(2,272)	33,160	58,353
As at December 31, 2023
Cash and cash equivalents	$77	$20	$12	$225	$123	$50	$30	$3	$540	$(85)	$686	$1,141
Property, plant and equipment	15,134	1,694	2,490	6,024	3,635	2,386	341	—	31,704	(1,578)	33,879	64,005
Total assets	16,143	1,880	2,738	6,802	4,518	2,842	1,540	257	36,720	(1,529)	40,937	76,128
Total liabilities	9,231	531	1,645	4,727	3,484	1,705	1,126	3,159	25,608	(1,529)	22,070	46,149

F - 57

Geographical Information
The following table presents consolidated revenue split by reportable segment for the year ended December 31:

(MILLIONS)	2024	2023	2022
Hydroelectric
North America	$1,110	$1,135	$1,211
Brazil	235	269	181
Colombia	1,489	1,285	1,135
	2,834	2,689	2,527
Wind	1,705	1,213	1,146
Utility-scale solar	943	751	700
Distributed energy & storage	380	350	298
Sustainable solutions	14	35	40
Total	$5,876	$5,038	$4,711
The following table presents consolidated property, plant and equipment and equity-accounted investments split by geography:

(MILLIONS)	December 31, 2024	December 31, 2023
United States	$37,931	$34,303
Colombia	12,431	10,585
Canada	7,116	7,483
Brazil	4,319	5,622
Europe	5,976	5,046
Asia-Pacific	7,550	3,320
Other	892	192
	$76,215	$66,551

8. OTHER INCOME
Brookfield Renewable’s other income for the year ended December 31 is comprised of the following:

(MILLIONS)	2024	2023	2022
Interest and other investment income	$137	$107	$68
Gain on regulatory and contract settlement	—	22	43
Gain on disposition	346	72	—
Other(1)	144	470	25
	$627	$671	$136
(1)During the year ended December 31, 2023, Brookfield Renewable’s application of the acquisition method for its completed investments resulted in the recognition of net assets at a fair value that exceeded consideration transferred. A total difference in value of $465 million was recorded within other income in the consolidated statements of income (loss) during 2024 and 2023. Refer to Note 3 - Acquisitions for more details.

F - 58

9. DIRECT OPERATING COSTS
Brookfield Renewable’s direct operating costs for the year ended December 31 are comprised of the following:

(MILLIONS)	Notes	2024	2023	2022
Fuel and power purchases(1)		$(713)	$(574)	$(400)
Salaries and benefits		(586)	(464)	(325)
Operations and maintenance		(527)	(347)	(309)
Water royalties, property taxes and other regulatory fees		(289)	(238)	(205)
Professional fees		(194)	(122)	(59)
Insurance		(111)	(72)	(71)
Other related party services	29	(12)	(5)	(1)
Other		(148)	(111)	(64)
		$(2,580)	$(1,933)	$(1,434)
(1)Fuel and power purchases are primarily attributable to our portfolio in Colombia.
Direct operating costs exclude depreciation expense of $2,010 million (2023: $1,852 million and 2022: $1,583 million) which is presented separately.
10. OTHER
Brookfield Renewable’s other for the year ended December 31 is comprised of the following:

(MILLIONS)	Notes	2024	2023	2022
Change in fair value of property, plant and equipment	13	$(721)	$(164)	$(61)
Amortization of service concession assets		—	(11)	(15)
Transaction costs		(23)	(5)	(2)
Legal provisions		—	—	(6)
Other		31	(32)	(106)
		$(713)	$(212)	$(190)
11. FOREIGN CURRENCY TRANSLATION
Brookfield Renewable’s foreign currency translation for the year ended December 31 shown in the consolidated statements of comprehensive income is comprised of the following:

(MILLIONS)	Notes	2024	2023	2022
Foreign currency translation on
Property, plant and equipment, at fair value	13	$(3,354)	$2,798	$(2,011)
Goodwill	18	(121)	150	(131)
Borrowings	14	1,470	(818)	975
Deferred income tax liabilities and assets	12	525	(698)	526
Other assets and liabilities		(93)	(115)	(6)
		$(1,573)	$1,317	$(647)

F - 59

12. INCOME TAXES
The major components of income tax recovery (expense) for the year ended December 31 are as follows:

(MILLIONS)	2024	2023	2022
Income tax recovery (expense) applicable to:
Current taxes
Attributed to the current period	$(131)	$(128)	$(148)
Investment and production tax credits	291	—	—
	160	(128)	(148)
Deferred taxes
Income taxes – origination and reversal of temporary differences	129	193	125
Relating to change in tax rates / imposition of new tax laws	—	—	10
Relating to unrecognized temporary differences and tax losses	(98)	(17)	15
	31	176	150
Total income tax recovery	$191	$48	$2
The major components of deferred income tax (expense) recovery for the year ended December 31 recorded directly to other comprehensive income are as follows:

(MILLIONS)	2024	2023	2022
Deferred income taxes attributed to:
Financial instruments designated as cash flow hedges	$50	$(15)	$(75)
Other	—	5	(17)
Revaluation surplus
Origination and reversal of temporary differences	(1,544)	77	(881)
Relating to changes in tax rates / imposition of new tax laws	—	1	34
	$(1,494)	$68	$(939)
Brookfield Renewable’s effective income tax recovery (expense) for the year ended December 31 is different from its recovery at its statutory income tax rate due to the differences below:

(MILLIONS)	2024	2023	2022
Statutory income tax recovery (expense)(1)	$58	$(165)	$(38)
Reduction (increase) resulting from:
Increase in tax assets not recognized	(96)	(11)	(10)
Portion of (losses) gains subject to different tax rates	(39)	76	14
Differences between statutory rate and future tax rate and tax rate changes	—	—	10
Non-controlling interest	59	98	20
Subsidiaries’ income taxed at different rates	8	49	15
Investment and production tax credits (net of deferred tax)	207	—	—
Other	(6)	1	(9)
Effective income tax recovery	$191	$48	$2
(1)Statutory income tax expense is calculated using domestic rates applicable to the profits in the relevant country.
The above reconciliation has been prepared by aggregating the information for all of Brookfield Renewable’s subsidiaries using the domestic rate in each tax jurisdiction.

F - 60

Brookfield Renewable’s effective income tax rate was 95.5% for the year ended December 31, 2024 (2023: (8.5)% and 2022: (1.5)%). The effective tax rate is different than the statutory rate primarily due to investment and production tax credits, changes in tax assets not recognized, non-controlling interests income not subject to tax, rate differentials, and legislative changes in tax rates during the year.
The following table details the expiry date, if applicable, of the unrecognized deferred tax assets as at December 31:

(MILLIONS)	2024	2023	2022
Less than four years	$12	$12	$9
Thereafter	252	166	144
The deferred tax assets and liabilities of the following temporary differences have been recognized in the consolidated financial statements for the year ended December 31:

(MILLIONS)	Non-capital losses	Difference between tax and carrying value	Net deferred tax (liabilities) assets
As at January 1, 2022	$1,149	$(7,167)	$(6,018)
Recognized in net income	132	18	150
Recognized in equity	—	(947)	(947)
Business combinations and disposals	—	(42)	(42)
Foreign exchange	(8)	534	526
As at December 31, 2022	1,273	(7,604)	(6,331)
Recognized in net income	101	75	176
Recognized in equity	—	113	113
Business combinations and disposals	78	(268)	(190)
Foreign exchange	6	(704)	(698)
As at December 31, 2023	1,458	(8,388)	(6,930)
Recognized in net income	(95)	126	31
Recognized in equity	—	(1,521)	(1,521)
Business combinations and disposals	215	(429)	(214)
Foreign exchange	(55)	580	525
As at December 31, 2024	$1,523	$(9,632)	$(8,109)

The deferred income tax liabilities include $8,454 million (2023: $6,885 million and 2022: $6,914 million) of liabilities which relate to property, plant and equipment revaluations included in equity.
The unrecognized taxable temporary difference attributable to Brookfield Renewable’s interest in its subsidiaries, branches, associates, and joint ventures is $4,889 million (2023: $5,203 million and 2022: $6,028 million).

F - 61

13. PROPERTY, PLANT AND EQUIPMENT, AT FAIR VALUE
The following table presents a reconciliation of property, plant and equipment at fair value:

(MILLIONS)	Notes	Hydroelectric	Wind	Solar	Other(1)	Total
Property, plant and equipment, at fair value
As at December 31, 2022		$31,168	$11,302	$8,239	$242	$50,951
Additions(2)		5	60	394	—	459
Transfer from construction work-in-progress		154	934	851	2	1,941
Acquisitions through business combinations	3	—	3,177	1,980	—	5,157
Disposals		—	—	(30)	(5)	(35)
Items recognized through OCI:
Change in fair value		(466)	367	28	(36)	(107)
Foreign exchange	11	2,435	113	178	9	2,735
Items recognized through net income:
Change in fair value		(7)	(13)	(164)	24	(160)
Depreciation	9	(643)	(716)	(454)	(39)	(1,852)
As at December 31, 2023		32,646	15,224	11,022	197	59,089
Additions, net(2)(3)		4	187	349	—	540
Transfer from construction work-in-progress		139	708	2,869	—	3,716
Acquisitions through business combinations	3	—	2,892	2,052	815	5,759
Disposals(4)	4	(174)	(1,008)	(267)	(39)	(1,488)
Transfer to assets held for sale	5	—	(178)	(327)	(9)	(514)
Items recognized through OCI:
Change in fair value		3,121	1,323	1,059	102	5,605
Foreign exchange	11	(2,164)	(472)	(538)	(22)	(3,196)
Items recognized through net income:
Change in fair value		(47)	(9)	(496)	(31)	(583)
Depreciation	9	(626)	(835)	(532)	(17)	(2,010)
As at December 31, 2024		$32,899	$17,832	$15,191	$996	$66,918
Construction work-in-progress
As at December 31, 2022		$299	$1,132	$1,897	$4	$3,332
Additions		159	1,026	1,509	10	2,704
Transfer to property, plant and equipment		(154)	(934)	(851)	(2)	(1,941)
Acquisitions through business combinations		—	449	346	—	795
Items recognized through OCI:
Change in fair value		—	(60)	80	—	20
Foreign exchange	11	(3)	28	38	—	63
Items recognized through net income:
Change in fair value		(1)	(24)	(32)	—	(57)
As at December 31, 2023		300	1,617	2,987	12	4,916
Additions		155	675	2,685	54	3,569
Transfer to property, plant and equipment		(139)	(708)	(2,869)	—	(3,716)
Acquisitions through business combinations	3	—	374	544	762	1,680
Disposals	5	(1)	—	(90)	(3)	(94)
Items recognized through OCI:
Change in fair value		—	237	193	68	498
Foreign exchange	11	(16)	(59)	(77)	(6)	(158)
Items recognized through net income:
Change in fair value		—	(29)	(109)	—	(138)
As at December 31, 2024		$299	$2,107	$3,264	$887	$6,557
Total property, plant and equipment, at fair value
As at December 31, 2023(5)(6)		$32,946	$16,841	$14,009	$209	$64,005
As at December 31, 2024(5)(6)		$33,198	$19,939	$18,455	$1,883	$73,475
(1)Includes biomass, cogeneration, and battery storage.
(2)Includes adjustments to purchase price allocations. Refer to Note 3 - Acquisitions for more details.
(3)Includes fair value changes to decommissioning assets of $98 million.
(4)Relates to disposal of significant assets. See Note 4 - Disposal of assets for additional details.
(5)Includes right-of-use assets not subject to revaluation of $49 million (2023: $60 million) in hydroelectric, $427 million (2023: $284 million) in wind, $637 million (2023: $385 million) in solar and $3 million (2023: nil) in other.
(6)Includes land not subject to revaluation of $204 million (2023: $222 million) in hydroelectric, $61 million (2023: $20 million) in wind, $167 million (2023: $92 million) in solar, and $2 million (2023: $1 million) in other.

F - 62

During the year ended December 31, 2024, Brookfield Renewable, together with its institutional partners, completed the acquisitions of the following investments. They are accounted for as asset acquisitions as they do not constitute business combinations under IFRS 3:

Region	Technology	Capacity	Amount recognized in Property, Plant and Equipment	Brookfield Renewable Economic Interest
US	Distributed energy & storage	226 MW	$146 million	20%
US	Distributed energy & storage	159 MW	$96 million	25%
US	Utility-scale solar	123 MW	$93 million	20%
China	Wind	149 MW	CNY 1.3 billion ($185 million)	20%
South Korea	Utility-scale solar	98 MW	KRW 69 billion ($50 million)	Expected 14%
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
Discount rates, terminal capitalization rates and terminal years used in the valuation methodology are provided in the following table:

	North America		Colombia		Brazil		Europe
	2024	2023	2024	2023	2024	2023	2024	2023
Discount rate(1)
Contracted	5.1% - 5.8%	5.1% - 5.7%	8.5%	8.7%	9.6%	8.4%	4.9% - 6.6%	4.8%
Uncontracted	6.3% - 7.2%	6.3% - 7.0%	9.8%	10.0%	10.9%	9.7%	4.9% - 6.6%	4.8%
Terminal capitalization rate(2)	4.3% - 5.1%	4.4% - 5.0%	7.3%	8.0%	N/A	N/A	N/A	N/A
Terminal year(3)	2048	2046	2044	2043	2052	2053	2047	2037
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
The following table summarizes the impact of a change in discount rates, electricity prices and terminal capitalization rates on the fair value of property, plant and equipment:

	2024
(MILLIONS)	North America	Colombia	Brazil	Europe	Total
25 bps increase in discount rates	$(1,630)	$(400)	$(90)	$(40)	$(2,160)
25 bps decrease in discount rates	1,780	550	90	40	2,460
5% increase in future energy prices	1,520	560	100	20	2,200
5% decrease in future energy prices	(1,520)	(560)	(100)	(20)	(2,200)
25 bps increase in terminal capitalization rate	(450)	(120)	—	—	(570)
25 bps decrease in terminal capitalization rate	510	130	—	—	640

F - 63

	2023
(MILLIONS)	North America	Colombia	Brazil	Europe	Total
25 bps increase in discount rates	$(1,400)	$(340)	$(120)	$(40)	$(1,900)
25 bps decrease in discount rates	1,550	380	130	40	2,100
5% increase in future energy prices	1,350	540	140	—	2,030
5% decrease in future energy prices	(1,340)	(540)	(140)	—	(2,020)
25 bps increase in terminal capitalization rate	(450)	(80)	—	—	(530)
25 bps decrease in terminal capitalization rate	500	90	—	—	590
Terminal values are included in the valuation of hydroelectric assets in the United States, Canada and Colombia. For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset plus a one-time 30-year renewal term for the majority of the hydroelectric assets. The weighted-average remaining duration of the authorization or useful life of a concession asset at December 31, 2024, including a one-time 30-year renewal for applicable hydroelectric assets, is 30 years (2023: 34 years). Consequently, there is no terminal value attributed to the hydroelectric assets in Brazil at the end of the authorization term.
The following table summarizes the percentage of total generation contracted under power purchase agreements as at December 31, 2024:

	North America	Colombia	Brazil	Europe
1 - 5 years	81%	66%	86%	98%
6 - 10 years	61%	32%	71%	93%
Thereafter	33%	4%	36%	45%
The following table summarizes average power prices from long-term power purchase agreements that are linked specifically to the related power generating assets:

Per MWh(1)	North America	Colombia		Brazil		Europe
1 - 10 years	$63	COP	310,000	R$	310	€91
11 - 20 years	67		398,000	393		93
(1)Assumes nominal prices based on weighted-average generation.

The following table summarizes the estimates of future electricity prices:

Per MWh(1)	North America	Colombia		Brazil		Europe
1 - 10 years	$86	COP	494,000	R$	309	€94
11 - 20 years	96		684,000	430		86
(1)Assumes nominal prices based on weighted-average generation.
Brookfield Renewable’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth between 2028 and 2035. A further one year change would increase or decrease the fair value of property, plant and equipment by approximately $131 million (2023: $153 million).

F - 64

Had Brookfield Renewable’s revalued property, plant and equipment been measured on a historical cost basis, the carrying amounts, net of accumulated depreciation would have been as follows at December 31:

(MILLIONS)	2024	2023
Hydroelectric	$9,413	$10,582
Wind	16,168	14,071
Solar	16,099	12,508
Other(1)	1,687	179
	$43,367	$37,340
(1)Includes biomass, cogeneration, and battery storage.
14. BORROWINGS
Corporate Borrowings
The composition of corporate borrowings as at December 31 is presented in the following table:

	December 31, 2024				December 31, 2023
	Weighted-average				Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Carrying value	Estimated fair value	Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Credit facilities	5.6	5	$240	$240	N/A	5	$—	$—
Commercial paper	5.0	<1	431	431	6.0	<1	183	183
Medium-Term Notes:
Series 4 (C$150)	5.8	12	104	115	5.8	13	113	121
Series 9 (C$400)	3.8	<1	278	278	3.8	1	302	297
Series 10 (C$500)	3.6	2	348	349	3.6	3	377	366
Series 11 (C$475)	4.3	4	330	336	4.3	5	358	353
Series 12 (C$475)	3.4	5	330	324	3.4	6	358	335
Series 13 (C$300)	4.3	25	209	186	4.3	26	226	201
Series 14 (C$425)	3.3	26	296	222	3.3	27	321	240
Series 15 (C$400)(1)	5.9	8	278	307	5.9	9	303	324
Series 16 (C$400)	5.3	9	278	297	5.3	10	302	311
Series 17 (C$500)	5.3	29	348	361	—	—	—	—
Series 18 (C$300)	5.0	10	209	216	—	—	—	—
	4.4	12	3,008	2,991	4.3	10	2,660	2,548
Hybrid Note:
Fixed to fixed subordinated (C$200)	5.5	30	139	139	—	—	—	—
Total corporate borrowings			3,818	$3,801			2,843	$2,731
Add: Unamortized premiums(2)			2				2
Less: Unamortized financing fees(2)			(18)				(12)
Less: Current portion			(709)				(183)
			$3,093				$2,650
(1) Includes $7 million (2023: $8 million) outstanding to Brookfield Wealth Solutions. Refer to Note 29 - Related party transactions for more details.
(2) Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.

F - 65

The following table outlines the change in the unamortized financing fees of corporate borrowings for the year ended December 31:

(MILLIONS)	2024	2023
Corporate borrowings
Unamortized financing fees, beginning of year	$(12)	$(10)
Additional financing fees	(7)	(3)
Amortization of financing fees	1	1
Unamortized financing fees, end of year	$(18)	$(12)
Credit facilities and commercial paper
Brookfield Renewable had $431 million commercial paper outstanding as at December 31, 2024 (2023: $183 million).
Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for debt service reserve accounts. See Note 28 – Commitments, contingencies and guarantees for letters of credit issued by subsidiaries.
The following table summarizes the available portion of corporate credit facilities as at December 31:

(MILLIONS)	2024	2023
Authorized corporate credit facilities and related party credit facilities(1)	$2,450	$2,375
Draws on corporate credit facilities(1)(2)	(240)	(165)
Authorized letter of credit facility	500	500
Issued letters of credit	(335)	(307)
Available portion of corporate credit facilities	$2,375	$2,403
(1)Amounts are guaranteed by Brookfield Renewable.
(2)Includes nil (2023: $165 million) in letters of credit issued against Brookfield Renewable’s corporate credit facilities.
Medium-term notes and Hybrid notes
Corporate borrowings are obligations of a finance subsidiary of Brookfield Renewable, Brookfield Renewable Partners ULC (“Canadian Finco”) (Note 31 – Subsidiary Public Issuers). Canadian Finco may redeem some or all of the borrowings from time to time, pursuant to the terms of the indenture. The balance is payable upon maturity, and interest on corporate borrowings is paid semi-annually. The term notes payable by Canadian Finco are unconditionally guaranteed by Brookfield Renewable, Brookfield Renewable Energy L.P. (“BRELP”) and certain other subsidiaries.
During the year, Brookfield Renewable issued C$500 million of Series 17 medium-term notes. The medium-term notes have a fixed interest rate of 5.32% and a maturity date of January 10, 2054. The Series 17 medium-term notes are corporate-level green bonds.
During the third quarter of 2024, Brookfield Renewable issued C$300 million of Series 18 medium-term notes. The medium-term notes have a fixed interest rate of 4.96% and a maturity date of October 20, 2034. The Series 18 medium-term notes are corporate-level green bonds.
During the fourth quarter of 2024, Brookfield Renewable issued C$200 million of fixed-to-fixed reset rate subordinated hybrid notes. The hybrid notes have an interest rate of 5.45% and reset every five years starting on March 12, 2030 with a maturity date of March 12, 2055. The hybrid notes are corporate-level green bonds.

F - 66

Non-recourse borrowings
Non-recourse borrowings are typically asset-specific, long-term, non-recourse borrowings denominated in the domestic currency of the subsidiary. Non-recourse borrowings in North America and Europe consist of both fixed and floating interest rates indexed to the Secured Overnight Financing Rate (“SOFR”), the Sterling Overnight Index Average (“SONIA”), the Euro Interbank Offered Rate (“EURIBOR”) and the Canadian Overnight Repo Rate Average (“CORRA”). Brookfield Renewable uses interest rate swap agreements in North America and Europe to minimize its exposure to floating interest rates. Non-recourse borrowings in Brazil consist of floating interest rates of Taxa de Juros de Longo Prazo (“TJLP”), the Brazil National Bank for Economic Development’s long-term interest rate, or Interbank Deposit Certificate rate (“CDI”), plus a margin. Non-recourse borrowings in Colombia consist of both fixed and floating interest rates indexed to Indicador Bancario de Referencia rate (“IBR”), the Banco Central de Colombia short-term interest rate, and Colombian Consumer Price Index (“IPC”), Colombia inflation rate, plus a margin. Non-recourse borrowings in India consist of both fixed and floating interest indexed to Prime lending rate of lender (“MCLR”). Non-recourse borrowings in China consist of floating interest rates of People's Bank of China (“PBOC”). Non-recourse borrowings in Australia consist of both fixed and floating interest rates indexed to the Bank Bill Swap Bid Rate (“BBSY”).
Brookfield Renewable has completed an assessment and implemented its transition plan to address the impact and effect changes as a result of amendments to the contractual terms for the replacement of the Canadian Dollar Offered Rate (“CDOR”) with CORRA referenced floating-rate borrowings, interest rate swaps, and updating hedge designations. The adoption did not have a significant impact on Brookfield Renewable’s financial reporting
As at December 31, 2024, Brookfield Renewable’s floating rate borrowings have not been materially impacted by CORRA reforms.
The composition of non-recourse borrowings as at December 31 is presented in the following table:

	December 31, 2024				December 31, 2023
	Weighted-average				Weighted-average
(MILLIONS EXCEPT AS NOTED)	Weighted-average interest rate (%)	Term (years)	Carrying value	Estimated fair value	Weighted-average interest rate (%)	Term (years)	Carrying value	Estimated fair value
Non-recourse borrowings(1)(2)
Hydroelectric	7.0	8	$9,484	$9,363	7.8	9	$9,468	$9,292
Wind	5.9	9	10,228	10,224	6.1	9	6,866	6,922
Utility-scale solar	6.3	11	7,275	7,250	6.2	12	5,868	5,879
Distributed energy & storage(3)	5.8	4	3,722	3,630	6.2	6	3,035	2,963
Sustainable solutions	6.5	1	195	195	7.0	1	1,783	1,783
Total	6.3	9	30,904	$30,662	6.8	9	27,020	$26,839
Add: Unamortized premiums and discounts(4)			(145)				(11)
Less: Unamortized financing fees(4)			(171)				(140)
Less: Current portion			(5,005)				(4,752)
			$25,583				$22,117
(1)Includes $1,494 million (2023: $2,626 million) borrowed under a subscription facility of a Brookfield sponsored private fund.
(2)Includes $65 million (2023: $101 million) outstanding to an associate of Brookfield. Refer to Note 29 - Related party transactions for more details.
(3)Includes adjustments to purchase price allocations. Refer to Note 3 - Acquisitions for more details.
(4)Unamortized premiums, discounts, and financing fees are amortized over the terms of the borrowing.

F - 67

Future repayments of Brookfield Renewable’s non-recourse borrowings for each of the next five years and thereafter are as follows:

(MILLIONS)	2025	2026	2027	2028	2029	Thereafter	Total
Non-recourse borrowings
Hydroelectric	$918	$1,668	$579	$547	$1,634	$4,138	$9,484
Wind	1,898	1,003	1,048	880	1,110	4,289	10,228
Utility-scale solar	839	692	478	1,046	530	3,690	7,275
Distributed energy & storage	1,155	922	159	240	461	785	3,722
Sustainable solutions	195	—	—	—	—	—	195
	$5,005	$4,285	$2,264	$2,713	$3,735	$12,902	$30,904
The following table outlines the change in the unamortized financing fees of non-recourse borrowings for the year ended December 31:

(MILLIONS)	2024	2023
Non-recourse borrowings
Unamortized financing fees, beginning of year	$(140)	$(124)
Additional financing fees	(93)	(50)
Amortization of financing fees	52	25
Foreign exchange translation and other	10	9
Unamortized financing fees, end of year	$(171)	$(140)
The following table outlines the change in the unamortized premiums of non-recourse borrowings for the year ended December 31:

(MILLIONS)	2024	2023
Non-recourse borrowings
Unamortized premiums and discounts, beginning of year	$(11)	$105
Additional premiums and discounts	(124)	(90)
Amortization of premiums and discounts	(3)	(14)
Foreign exchange translation and other	(7)	(12)
Unamortized premiums and discounts, end of year	$(145)	$(11)

F - 68

Supplemental Information
The following table outlines changes in Brookfield Renewable’s borrowings for the year ended December 31:

(MILLIONS)	January 1	Net cash flows from financing activities(1)	Non-cash
			Acquisition	Disposal	Transfer to liabilities directly associated with assets held for sale	Other(2)(3)(4)	December 31
2024
Corporate borrowings	$2,833	1,213	—	—	—	(244)	$3,802
Non-recourse borrowings	$26,869	1,179	4,737	(626)	(634)	(937)	$30,588
2023
Corporate borrowings	$2,548	228	—	—	—	57	$2,833
Non-recourse borrowings	$22,302	2,279	2,073	(164)	—	379	$26,869
(1)Excludes $807 million (2023: $307 million) of net cash flow from financing activities related to tax equity recorded on the consolidated statements of cash flows.
(2)Includes foreign exchange and amortization of unamortized premium and financing fees.
(3)Includes $52 million (2023: $103 million) of non-recourse borrowings acquired through asset acquisitions.
(4)Includes adjustments to purchase price allocations. Refer to Note 3 - Acquisitions for more details.
15. NON-CONTROLLING INTERESTS
Brookfield Renewable’s non-controlling interests are comprised of the following as at December 31:

(MILLIONS)	2024	2023
Participating non-controlling interests – in operating subsidiaries	$26,168	$18,863
General partnership interest in a holding subsidiary held by Brookfield	50	55
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	2,457	2,684
BEPC exchangeable shares and class A.2 exchangeable shares	2,269	2,479
Preferred equity	537	583
Perpetual subordinated notes	737	592
	$32,218	$25,256

F - 69

Participating non-controlling interests – in operating subsidiaries
The net change in participating non-controlling interests – in operating subsidiaries is as follows:

(MILLIONS)	Interests held by third parties	As at December 31, 2023	Net income (loss)	Other comprehensive income (loss)	Capital contributions	Return of capital	Disposals	Distributions(1)	Acquisitions through business combinations	Other	As at December 31, 2024
Brookfield Americas Infrastructure Fund	78%	$75	$22	$(1)	$—	$(21)	$—	$(31)	$—	$—	$44
Brookfield Infrastructure Fund II	43%-60%	2,463	(9)	(323)	—	(68)	—	(54)	—	2	2,011
Brookfield Infrastructure Fund III	23%-71%	3,214	99	272	1	—	—	(107)	—	(23)	3,456
Brookfield Infrastructure Fund IV	38% - 75%	2,411	33	(93)	75	(13)	—	(299)	—	(8)	2,106
Brookfield Infrastructure Fund V	72%	917	52	1,120	53	(153)	—	(32)	—	(2)	1,955
Brookfield Global Transition Fund I	77% - 80%	3,682	22	394	1,217	(61)	—	(19)	—	77	5,312
Brookfield Global Transition Fund II	57% - 80%	296	—	12	3	—	—	(68)	—	86	329
Neoen institutional partners	3%-14%	—	(8)	—	609	—	—	—	—	—	601
Canadian Hydroelectric Portfolio	50%	1,288	14	(43)	—	—	—	(38)	—	(2)	1,219
The Catalyst Group	25%	122	12	(3)	—	—	—	(6)	—	—	125
Isagen institutional partners	53%	2,704	100	801	—	—	—	(158)	—	—	3,447
Isagen public non-controlling interests	0.3%	18	1	5	—	—	—	(1)	—	(1)	22
Other	0.3% - 71%	1,673	15	410	521	(1)	(38)	(78)	3,056	(17)	5,541
Total		$18,863	$353	$2,551	$2,479	$(317)	$(38)	$(891)	$3,056	$112	$26,168
(1)Distributions paid during the year ended December 31, 2024, totaled $891 million.
As of December 31, 2024, 47% of Neoen's ownership interest is not held by Brookfield Renewable and its institutional partners and was recorded as non-controlling interest at its implied fair value equivalent to the amount paid for the initial 53% controlling stake. In accordance with IFRS 10, Consolidated Financial Statements, Brookfield Renewable will account for any incremental purchase of the outstanding ownership interest in Neoen as an equity transaction related to the acquisition of non-controlling interest, separate from the initial 53% controlling interest. Refer to Note 3 - Acquisitions and 32 - Subsequent events for more details.

F - 70

(MILLIONS)	Interests held by third parties	As at December 31, 2022	Net income (loss)	Other comprehensive income (loss)	Capital contributions	Return of capital	Disposals	Distributions(1)	Acquisitions through business combinations	Other	As at December 31, 2023
Brookfield Americas Infrastructure Fund	75%-78%	$477	$27	$(43)	$—	$—	$(388)	$(25)	$—	$27	$75
Brookfield Infrastructure Fund II	43%-60%	2,617	64	(96)	—	—	—	(123)	—	1	2,463
Brookfield Infrastructure Fund III	69%-71%	3,490	108	356	1	—	(32)	(695)	—	(14)	3,214
Brookfield Infrastructure Fund IV	75%	2,134	43	235	162	—	—	(172)	—	9	2,411
Brookfield Infrastructure Fund V	71%	—	291	—	410	(140)	—	—	—	356	917
Brookfield Global Transition Fund I	77% - 80%	1,461	20	294	2,045	—	(26)	(81)	—	(31)	3,682
Brookfield Global Transition Fund II	50% - 51%	—	1	(3)	298	—	—	—	—	—	296
Canadian Hydroelectric Portfolio	50%	1,148	15	2	—	—	—	(42)	—	165	1,288
The Catalyst Group	25%	115	7	3	—	—	—	(3)	—	—	122
Isagen institutional partners	77%	2,159	98	603	—	—	—	(156)	—	—	2,704
Isagen public non-controlling interests	0.3%	14	1	4	—	—	—	(1)	—	—	18
Other	0.3% - 72%	1,140	(56)	9	77	—	(3)	(130)	414	222	1,673
Total		$14,755	$619	$1,364	$2,993	$(140)	$(449)	$(1,428)	$414	$735	$18,863
(1)Distributions paid during the year ended December 31, 2023, totaled $870 million.

(MILLIONS)	Interests held by third parties	As at December 31, 2021	Net income (loss)	Other comprehensive income (loss)	Capital contributions	Disposals	Distributions(1)	Other	As at December 31, 2022
Brookfield Americas Infrastructure Fund	75%-78%	$685	$19	$(103)	$—	$(54)	$(71)	$1	$477
Brookfield Infrastructure Fund II	43%-60%	2,253	(31)	449	4	—	(59)	1	2,617
Brookfield Infrastructure Fund III	23%-71%	3,618	144	212	—	(21)	(460)	(3)	3,490
Brookfield Infrastructure Fund IV	75%	1,410	16	425	301	—	(3)	(15)	2,134
Brookfield Global Transition Fund I	77% - 80%	—	(50)	9	1,484	—	(14)	32	1,461
Canadian Hydroelectric Portfolio	50%	974	20	187	—	—	(37)	4	1,148
The Catalyst Group	25%	132	11	(19)	—	—	(9)	—	115
Isagen institutional partners	53%	2,442	179	67	—	—	(524)	(5)	2,159
Isagen public non-controlling interests	0.3%	13	1	1	—	—	(1)	—	14
Other	0.3% - 71%	776	25	20	342	—	(97)	74	1,140
Total		$12,303	$334	$1,248	$2,131	$(75)	$(1,275)	$89	$14,755
(1)Distributions paid during the year ended December 31, 2022, totaled $1,275 million.

F - 71

The following tables summarize certain financial information of operating subsidiaries that have non-controlling interests that are material to Brookfield Renewable:

			For the year ended December 31, 2024				For the year ended December 31, 2023				For the year ended December 31, 2022
(MILLIONS)	Interests held by third parties	Place of business	Revenue	Net income (loss)	Total comprehensive income (loss)	Net income (loss) allocated to non-controlling interests	Revenue	Net income (loss)	Total comprehensive income (loss)	Net income (loss) allocated to non-controlling interests	Revenue	Net income (loss)	Total comprehensive income (loss)	Net income (loss) allocated to non-controlling interests
Brookfield Americas Infrastructure Fund	78%	United States	$8	$30	$32	$22	$56	$34	$(19)	$27	$120	$25	$(106)	$19
Brookfield Infrastructure Fund II	43%-60%	United States, Brazil, Europe	317	(16)	(620)	(9)	339	118	(70)	64	324	(66)	732	(31)
Brookfield Infrastructure Fund III(1)	69%-71%	United States, Brazil, Europe, India, China	176	5	(80)	4	192	79	306	56	213	44	183	31
Brookfield Infrastructure Fund IV	38%-75%	United States, Brazil, India, China	585	44	(119)	33	533	46	362	43	451	14	586	16
Brookfield Infrastructure Fund V	72%	United States	188	85	1,650	63	45	411	411	291	—	—	—	—
Brookfield Global Transition Fund I	77% - 80%	North America, Europe, India, China, Australia	180	(85)	406	22	145	26	409	20	54	(66)	(51)	(50)
Brookfield Global Transition Fund II	57% - 80%	United Kingdom, India, South Korea	9	(11)	(9)	(8)	—	(1)	(1)	—	—	—	—	—
Neoen	93%	Europe, Australia, North America, South America	—	(17)	(39)	(10)	—	—	—	—	—	—	—	—
Canadian Hydroelectric Portfolio	50%	Canada	123	30	(59)	16	130	31	28	16	116	40	403	20
The Catalyst Group	25%	United States	129	49	37	12	102	27	40	7	131	44	(32)	11
Isagen (2)	77%	Colombia	1,489	191	1,712	148	1,285	186	1,331	144	1,135	340	467	257
TerraForm Power(3)	42%	North America, South America, Europe	1,199	131	48	45	1,213	(27)	(93)	(43)	1,324	94	301	31
OnPath(4)	3%-65.6%	United Kingdom	97	10	31	5	13	2	(4)	1	—	—	—	—
Other	0.3%-71%	North America, South America, China, India	683	86	971	10	230	(19)	(172)	(7)	170	45	132	30
Total			$5,183	$532	$3,961	$353	$4,283	$913	$2,528	$619	$4,038	$514	$2,615	$334
(1)Excludes information relating to Isagen and TerraForm Power which are presented separately.
(2)The total third party ownership interest in Isagen as of December 31, 2024 was 77.4% and comprised of Brookfield Infrastructure Fund III: 23.0%, Brookfield Global Infrastructure Income Fund: 1.5%, Isagen Institutional investors: 52.6% and other non-controlling interests: 0.3%.
(3)The total third party interest in Terraform Power as of December 31, 2024 was 41.7% and comprised of Brookfield Infrastructure Fund III: 34.9% and Brookfield Global Infrastructure Income Fund: 6.8%.
(4)The total third party interest in OnPath as of December 31, 2024 was 65.6% and comprised of Brookfield Global Transition Fund II: 62.6% and Brookfield Global Infrastructure Income Fund: 3.0%.

F - 72

The following tables summarize certain financial information of operating subsidiaries that have non-controlling interests that are material to Brookfield Renewable:

(MILLIONS)			As at December 31, 2024:					As at December 31, 2023:
	Interests held by third parties	Place of business	Property, plant and equipment, at fair value	Total assets	Total borrowings	Total liabilities	Carrying value of non-controlling interests	Property, plant and equipment, at fair value	Total assets	Total borrowings	Total liabilities	Carrying value of non-controlling interests
Brookfield Americas Infrastructure Fund	78%	United States	$65	$140	$12	$15	$44	$106	$112	$12	$18	$75
Brookfield Infrastructure Fund II	43%-60%	United States, Brazil, Europe	4,944	5,100	1,306	1,476	2,011	5,878	6,055	1,320	1,609	2,463
Brookfield Infrastructure Fund III(1)	69%-71%	United States, Brazil, Europe, India, China	2,586	3,637	913	1,357	1,621	2,919	3,662	1,159	1,249	1,713
Brookfield Infrastructure Fund IV	38%-75%	United States, Brazil, India, China	6,817	8,336	3,585	5,141	2,106	7,293	8,396	3,704	5,117	2,411
Brookfield Infrastructure Fund V	72%	United States	3,917	4,148	599	2,118	1,955	2,357	2,538	462	1,611	917
Brookfield Global Transition Fund I	77% - 80%	North America, Europe, India, China, Australia	7,253	11,272	2,659	6,138	5,312	4,700	9,535	1,169	5,424	3,682
Brookfield Global Transition Fund II	57% - 80%	United Kingdom, India	125	176	80	222	(9)	7	9	—	10	—
Neoen	93%	Europe, Australia, North America, South America	7,135	14,186	4,579	10,611	3,583	—	—	—	—	—
Canadian Hydroelectric Portfolio	50%	Canada	2,346	2,589	130	171	1,263	2,463	2,747	144	192	1,332
The Catalyst Group	25%	United States	996	1,007	394	406	125	1,024	1,036	439	447	122
Isagen (2)	77%	Colombia	12,431	13,958	3,251	7,443	5,041	10,585	11,601	3,000	6,498	3,948
TerraForm Power(3)	42%	North America, South America, Europe	7,933	8,731	5,006	7,281	862	9,718	10,528	6,056	9,106	847
OnPath(4)	3%-65.6%	United Kingdom	645	975	270	466	342	992	1,261	295	630	335
Other	0.3%-71%	North America, South America, China, India	4,978	7,605	2,099	3,339	1,912	4,294	5,429	2,036	2,845	1,018
Total			$62,171	$81,860	$24,883	$46,184	$26,168	$52,336	$62,909	$19,796	$34,756	$18,863
(1)Excludes information relating to Isagen and TerraForm Power which are presented separately.
(2)The total third party ownership interest in Isagen as of December 31, 2024 was 77.4% and comprised of Brookfield Infrastructure Fund III: 23.0%, Brookfield Global Infrastructure Income Fund: 1.5%, Isagen Institutional investors: 52.6% and other non-controlling interests: 0.3%.
(3)The total third party interest in Terraform Power as of December 31, 2024 was 41.7% and comprised of Brookfield Infrastructure Fund III: 34.9% and Brookfield Global Infrastructure Income Fund: 6.8%.
(4)The total third party interest in OnPath as of December 31, 2024 was 65.6% and comprised of Brookfield Global Transition Fund II: 62.6% and Brookfield Global Infrastructure Income Fund: 3.0%.

F - 73

General partnership interest in a holding subsidiary held by Brookfield, Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield and Class A exchangeable shares of Brookfield Renewable Corporation held by public shareholders and Brookfield Holders
Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly distributions exceed specified target levels. To the extent that LP unit distributions exceed $0.20 per LP unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly LP unit distributions exceed $0.2253 per LP unit per quarter, the incentive distribution is equal to 25% of distributions above this threshold. Incentive distributions of $128 million were declared during the year ended December 31, 2024 (2023: $111 million).
Consolidated equity includes Redeemable/Exchangeable partnership units, BEPC exchangeable shares, class A.2 exchangeable shares and the GP interest. The Redeemable/Exchangeable partnership units and the GP interest are held 100% by Brookfield, the BEPC exchangeable shares and class A.2 exchangeable shares are held 25% by Brookfield Holders, with the remainder held by public shareholders. The Redeemable/Exchangeable partnership units, BEPC exchangeable shares and class A.2 exchangeable shares provide the holder, at its discretion, with the right to redeem these units or shares, respectively, for cash consideration. Since this redemption right is subject to Brookfield Renewable’s right, at its sole discretion, to satisfy the redemption request with LP units of Brookfield Renewable, or in the case of class A.2 exchangeable shares, BEPC exchangeable shares or LP units, at the election of Brookfield, rather than cash, on a one-for-one basis, the Redeemable/Exchangeable partnership units, BEPC exchangeable shares and class A.2 exchangeable shares are classified as equity in accordance with IAS 32, Financial Instruments: Presentation. Refer to Note 29 - Related party transactions for more details.
The Redeemable/Exchangeable partnership units, BEPC exchangeable shares, class A.2 exchangeable shares and the GP interest are presented as non-controlling interests since they relate to equity in a subsidiary that is not attributable, directly or indirectly, to Brookfield Renewable. During the year ended December 31, 2024, exchangeable shareholders of BEPC exchanged 10,675 (December 31, 2023: 8,465) BEPC exchangeable shares for an equivalent number of LP units amounting to less than $1 million (December 31, 2023: less than $1 million). No Redeemable/Exchangeable partnership units or class A.2 exchangeable shares have been redeemed.
The Redeemable/Exchangeable partnership units issued by BRELP, the BEPC exchangeable shares issued by BEPC and the class A.2 exchangeable shares issued by BRHC have the same economic attributes in all respects to the LP units issued by Brookfield Renewable, except for the redemption rights described above. The Redeemable/Exchangeable partnership units, BEPC exchangeable shares, class A.2 exchangeable shares and the GP interest, excluding incentive distributions, participate in earnings and distributions on a per unit basis equivalent to the per unit participation of the LP units of Brookfield Renewable.
As at December 31, 2024, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and class A.2 exchangeable shares on a combined basis and units of GP interest outstanding were 194,487,939 units (December 31, 2023: 194,487,939 units), 179,640,851 (December 31, 2023: 179,651,526), and 3,977,260 units (December 31, 2023: 3,977,260 units), respectively.
In December 2024, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units and outstanding BEPC exchangeable shares. Brookfield Renewable is authorized to repurchase up to 14,255,578 LP units and 8,982,042 BEPC exchangeable shares, representing 5% of each of its issued and outstanding LP units and BEPC exchangeable shares. The bids will expire on December 17, 2025, or earlier should Brookfield Renewable complete its repurchases prior to such date. During the year ended December 31, 2024, there were 2,279,654 LP units (2023: 1,856,044 units) repurchased and cancelled at a total cost of $52 million (2023: $43 million). During the year ended December 31, 2024 and 2023, there were no BEPC exchangeable shares repurchased.

F - 74

The composition of the distributions are presented in the following table:

(MILLIONS)	2024	2023	2022
General partnership interest in a holding subsidiary held by Brookfield	$6	$5	$6
Incentive distribution	128	111	94
	134	116	100
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	277	265	250
BEPC exchangeable shares and class A.2 exchangeable shares held by
Brookfield Holders	64	61	58
External shareholders	192	180	162
Total BEPC exchangeable shares and class A.2 exchangeable shares	256	241	220
	$667	$622	$570
The following table summarizes certain financial information regarding General partnership interest in a holding subsidiary held by Brookfield, Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield and Class A exchangeable shares and Class A.2 exchangeable shares of Brookfield Renewable Corporation held by public shareholders and Brookfield Holders:

(MILLIONS)	2024	2023	2022
For the year ended December 31:
Revenue	$5,876	$5,038	$4,711
Net (loss) income	(9)	616	138
Comprehensive income	3,348	2,036	2,628
Net income (loss) allocated to(1):
General partnership interest in a holding subsidiary held by Brookfield	125	111	92
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	(174)	(63)	(117)
BEPC exchangeable shares and class A.2 exchangeable shares	(160)	(57)	(104)
As at December 31:
Property, plant and equipment, at fair value	$73,475	$64,005
Total assets	94,809	76,128
Total borrowings	34,390	29,702
Total liabilities	58,353	46,149
Carrying value of (2):
General partnership interest in a holding subsidiary held by Brookfield	50	55
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	2,457	2,684
(1)Allocated based on weighted-average GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable and class A.2 exchangeable shares and LP units of 4.0 million, 194.5 million, 179.6 million and 285.5 million, respectively (2023: 4.0 million, 194.5 million, 176.3 million and 282.4 million, respectively and 2022: 4.0 million, 194.5 million, 172.2 million and 275.2 million, respectively).
(2)Allocated based on outstanding GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable and class A.2 exchangeable shares and LP units of 4.0 million, 194.5 million, 179.6 million and 285.2 million, respectively (2023: 4.0 million, 194.5 million, 179.7 million and 287.2 million, respectively).

F - 75

Preferred equity
Brookfield Renewable’s preferred equity as at December 31 consists of Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) as follows:

	Shares outstanding	Cumulative dividend rate (%)	Earliest permitted redemption date	Dividends declared for the year ended December 31		Carrying value as at
(MILLIONS, EXCEPT AS NOTED)				2024	2023	December 31, 2024	December 31, 2023
Series 1 (C$136)	6.85	3.1	April 2025	$4	$4	$119	$129
Series 2 (C$113)(1)	3.11	6.6	April 2025	4	4	54	58
Series 3 (C$249)	9.96	6.5	July 2024	10	8	172	187
Series 5 (C$103)	4.11	5.0	April 2018	4	4	71	77
Series 6 (C$175)	7.00	5.0	July 2018	6	7	121	132
	31.03			$28	$27	$537	$583
(1)Dividend rate represents annualized distribution based on the most recent quarterly floating rate.

During the third quarter of 2024, Brookfield Renewable declared the fixed quarterly distributions on the Class A Preference Series 3 Shares during the five years commencing August 1, 2024 will be paid at an annual rate of 6.519%.
Distributions paid during the year ended December 31, 2024, totaled $28 million (2023: $27 million and 2022: $26 million).
The Class A Preference Shares do not have a fixed maturity date and are not redeemable at the option of the holders. As at December 31, 2024, none of the issued Class A, Series 5 and 6 Preference Shares have been redeemed by BRP Equity.
In December 2024, the Toronto Stock Exchange accepted notice of BRP Equity's intention to renew the normal course issuer bid in connection with its outstanding Class A Preference Shares for another year to December 17, 2025, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, BRP Equity is permitted to repurchase up to 10% of the total public float for each respective series of the Class A Preference Shares. Shareholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. There were no repurchases of Class A Preference Shares during 2024 or 2023 in connection with the normal course issuer bid.
Perpetual subordinated notes
Brookfield Renewable’s perpetual subordinated notes consists:

(MILLIONS EXCEPT AS NOTED)	Notes outstanding	Interest rate (%)	Earliest permitted redemption date	Interest expense for the year ended December 31		Carrying value as at
Issuance date				2024	2023	December 31, 2024	December 31, 2023
April 2021	14.0	4.63	April 2026	$16	$16	$340	$340
December 2021	10.4	4.88	December 2026	13	13	252	252
March 2024	6.0	7.25	March 2029	8	—	145	—
	30.4			$37	$29	$737	$592
Distributions paid during the year ended December 31, 2024, totaled $37 million (2023: $29 million and 2022: $27 million).
During the first quarter of 2024, Brookfield BRP Holdings (Canada) Inc., a wholly-owned subsidiary of Brookfield Renewable, issued $150 million of perpetual subordinated notes at a fixed rate of 7.25%.

F - 76

16. PREFERRED LIMITED PARTNERS’ EQUITY
Brookfield Renewable’s preferred limited partners’ equity comprises of Class A Preferred units as follows:

(MILLIONS, EXCEPT AS NOTED)	Shares outstanding	Cumulative distribution rate (%)	Earliest permitted redemption date	Distributions declared for the year ended December 31		Carrying value as at
				2024	2023	December 31, 2024	December 31, 2023
Series 7 (C$175)	7.00	5.50	January 2026	7	7	128	128
Series 13 (C$250)	10.00	6.05	April 2028	10	9	196	196
Series 15 (C$175)	—	5.75	April 2024	2	7	—	126
Series 17 ($200)	8.00	5.25	March 2025	11	11	195	195
Series 18 (C$150)	6.00	5.50	April 2027	7	7	115	115
	31.00			$37	$41	$634	$760
Distributions paid during the year ended December 31, 2024, totaled $37 million (2023: $41 million and 2022: $44 million).
In the second quarter of 2024, Brookfield Renewable redeemed all of the outstanding units of Series 15 Preferred Limited Partnership units for C$175 million.
Class A Preferred LP Units - Normal Course Issuer Bid
In December 2024, the Toronto Stock Exchange accepted notice of Brookfield Renewable's intention to renew the normal course issuer bid in connection with the outstanding Class A Preferred Limited Partnership Units for another year to December 17, 2025, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of its Class A Preferred Limited Partnership Units. Unitholders may receive a copy of the notice, free of charge, by contacting Brookfield Renewable. No units were repurchased during 2024 or 2023.
17. LIMITED PARTNERS’ EQUITY
Limited partners’ equity
As at December 31, 2024, 285,180,371 LP units were outstanding (2023: 287,164,340 LP units) including 74,339,049 LP units (2023: 74,339,049 LP units) held by Brookfield Holders. Brookfield owns all general partnership interests in Brookfield Renewable representing a 0.01% interest.f the proceeds from the offering of LP units.
During the year ended December 31, 2024, 285,010 LP units (2023: 304,899 LP units) were issued under the distribution reinvestment plan at a total value of $7 million (2023: $8 million).
During the year ended December 31, 2024, exchangeable shareholders of BEPC exchanged 10,675 BEPC exchangeable shares (2023: 8,465 shares) for an equivalent number of LP units amounting to less than $1 million (2023: less than $1 million).
As at December 31, 2024, Brookfield Holders held a direct and indirect interest of approximately 48% of Brookfield Renewable on a fully-exchanged basis. Brookfield Holders held a direct and indirect interest of 313,640,823 LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and class A.2 exchangeable shares, the remaining is held by public investors.
On an unexchanged basis, Brookfield Holders holds a 26% direct limited partnership interest in Brookfield Renewable, a 41% direct interest in BRELP through the ownership of Redeemable/Exchangeable partnership units, a direct 1% GP interest in BRELP and a 25% direct interest in the BEPC exchangeable shares and class A.2 exchangeable shares of BEPC as at December 31, 2024.

F - 77

In December 2024, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units and outstanding BEPC exchangeable shares. Brookfield Renewable is authorized to repurchase up to 14,255,578 LP units and 8,982,042 BEPC exchangeable shares, representing 5% of each of its issued and outstanding LP units and BEPC exchangeable shares. The bids will expire on December 17, 2025, or earlier should Brookfield Renewable complete its repurchases prior to such date. During the year ended December 31, 2024, there were 2,279,654 LP units (2023: 1,856,044 units) repurchased and cancelled at a total cost of $52 million (2023: $43 million). During the year ended December 31, 2024, Brookfield Corporation purchased nil LP units (2023: 441,363 units). There were no BEPC exchangeable shares repurchased during the years ended December 31, 2024 or 2023.
Distributions
The composition of the distributions are presented in the following table:

(MILLIONS)	2024	2023
Brookfield Holders	$105	$97
External LP unitholders	301	286
	$406	$383
In January 2025, distributions to unitholders were increased to $1.492 per LP unit on an annualized basis, an increase of $0.07 per LP unit, which will take effect on the distribution payable in March 2025.
Distributions paid during the year ended December 31, 2024, totaled $395 million (2023: $370 million and 2022: $345 million).
18. GOODWILL
The following table provides a reconciliation of goodwill:

(MILLIONS)	Notes	Total
Balance, as at December 31, 2022		$1,526
Acquisitions through business combinations	3	340
Disposal	4	(18)
Adjustments to purchase equation	3	(54)
Foreign exchange and other		150
Balance, as at December 31, 2023		1,944
Adjustments to purchase equation	3	118
Acquisitions through business combinations	3	3,556
Disposal	4	(63)
Foreign exchange and other		(121)
Balance, as at December 31, 2024		$5,434

F - 78

Goodwill is allocated to the following CGUs or group of CGUs:

(MILLIONS)	2024	2023
Value-in-use method
Europe Utility-scale Solar(1)(3)	$1,111	$78
Europe Wind(1)(3)	538	38
Europe Storage(1)(3)	473	111
U.S. Utility-scale Solar	307	307
U.S. Distributed Generation(2)	351	350
U.S Wind	9	9
Chile Distributed Generation	16	16
Latin America Solar(3)	241	—
Latin America Storage(3)	70	—
APAC Wind(3)(4)	1,030	86
APAC Solar(3)(4)	193	77
APAC Storage(3)	377	—
APAC Distributed Generation(4)	26	18
	4,742	1,090
Fair value less costs of disposal
Europe Wind	—	47
Europe Utility-scale Solar	82	103
	82	150
Colombia Hydroelectric(5)	610	704
	$5,434	$1,944
(1)Includes $40 million (2023: $10 million) in solar, $73 million (2023: $38 million) in wind, and $139 million (2023: $111 million) in storage of goodwill related to a leading independent U.K. renewables developer with 260 MW onshore wind assets, 800 MW near-term development and another 3 GW of later stage projects acquired in 2023, and $64 million (2023: $68 million) of goodwill related to a 1.7 GW portfolio of utility-scale solar development assets in Germany acquired in 2022.
(2)Includes $115 million (2023: $115 million) of goodwill related to 360 MW of operating and 700 MW of development business acquired in 2021, $236 million (2023: $235 million) related to the acquisition of an integrated distributed generation developer with approximately 500 MW of contracted operating and under construction assets and an 1.8 GW of development pipeline in the United States acquired in 2022.
(3)Includes $1,386 million (2023: nil) in wind, $1,338 million (2023: nil) in solar, and $781 million (2023: nil) in battery storage of goodwill related to Neoen, a leading global renewables developer headquartered in France with 8 GW of operating and in construction renewable power and energy storage assets, as well as a 20 GW development pipeline acquired in 2024.
(4)Includes $100 million (2023: $86 million) in wind, $80 million (2023: $77 million) in solar, and $22 million (2023: $18 million) in distributed generation of goodwill related to a leading renewables developer with 4.5 GW of operating and under construction renewable power and energy storage assets acquired in 2023. Includes $9 million (2023: nil) of wind and $14 million (2023: nil) of solar related to a renewable energy developer in India with 524 MW of operating and 2.5 GW of under construction projects acquired in 2024. Includes $3 million (2023: nil) related to a 341 MW of operating and 2.2 GW of under construction distributed generation assets in South Korea acquired in 2024.
(5)Goodwill related to the Colombia hydroelectric segment was created as a result of recording the deferred tax liabilities assumed in the purchase price allocations of business combinations. The deferred tax liabilities are measured in accordance with IAS 12 in the purchase price allocations rather than at fair value. As a result, the goodwill recorded does not represent ‘core’ goodwill, but rather goodwill created as a result of accounting concepts or ‘non-core’ goodwill in order to avoid an immediate impairment of this ‘non-core’ goodwill.
As at December 31, 2024, Brookfield Renewable performed an impairment test at the level that goodwill is monitored by management. Brookfield Renewable did not identify any impairments of goodwill. In performing this impairment test, management removed the ‘non-core’ goodwill that continued to be supported by the existence of the original deferred tax liability that gave rise to the goodwill from the carrying value of the applicable assets.
For the remaining goodwill balance, goodwill is determined by cash flow or fair value less costs of disposal models where by the fair value measurement is classified as Level 3. The key inputs in determining the fair value of each cash generating unit under the value in use model are the utilization of discount rates ranging from 10% to 14%, terminal capitalization rate of 3x to 5x, discrete cash flow periods from 2 to 7 years, forecasted development MWs per annum, and future leverage assumptions for the platforms.

F - 79

19. CAPITAL MANAGEMENT
Brookfield Renewable’s primary capital management objectives are to ensure the sustainability of its capital to support continuing operations, meet its financial obligations, allow for growth opportunities and provide stable distributions to its LP unitholders. Brookfield Renewable’s capital is monitored through the debt-to-total capitalization ratio on a corporate and consolidated basis. As at December 31, 2024 these ratios were 15% and 40%, respectively (2023: 12% and 40%, respectively).
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
Brookfield Renewable’s strategy during 2024, which was unchanged from 2023, was to maintain the measures set out in the following schedule as at December 31:

	Corporate		Consolidated
(MILLIONS)	2024	2023	2024	2023
Corporate credit facility(1)	$240	$—	$240	$—
Commercial paper(1)	431	183	431	183
Debt
Medium-term notes(2)	3,008	2,660	3,008	2,660
Hybrid note(2)	139	—	139	—
Non-recourse borrowings(3)	—	—	30,904	27,020
	3,147	2,660	34,051	29,680
Deferred income tax liabilities, net(4)	—	—	8,109	6,930
Equity
Non-controlling interest	—	—	26,168	18,863
Preferred equity	537	583	537	583
Perpetual subordinated notes	737	592	737	592
Preferred limited partners’ equity	634	760	634	760
Unitholders’ equity	8,380	9,181	8,380	9,181
Total capitalization	$13,435	$13,776	$78,616	$66,589
Debt-to-total capitalization	23%	19%	43%	45%
Debt-to-total capitalization (market value)(5)	15%	12%	40%	40%
(1)Draws on corporate credit facilities and commercial paper issuances are excluded from the debt-to-total capitalization ratios as they are not a permanent source of capital.
(2)Medium-term and Hybrid notes are unsecured and guaranteed by Brookfield Renewable and excludes $16 million (2023: $10 million) of deferred financing fees, net of unamortized premiums.
(3)Consolidated non-recourse borrowings include $1,494 million (2023: $2,626 million) borrowed under a subscription facility of a Brookfield sponsored private fund and excludes $171 million (2023: $140 million) of deferred financing fees and $145 million (2023: $11 million) of unamortized premiums.
(4)Deferred income tax liabilities less deferred income tax assets.
(5)Based on market values of Preferred equity, Perpetual subordinated notes, Preferred limited partners’ equity and Unitholders’ equity.

F - 80

20. EQUITY-ACCOUNTED INVESTMENTS
The following table outlines the changes in Brookfield Renewable’s equity-accounted investments:

(MILLIONS)	2024	2023	2022
Balance, beginning of year	$2,546	$1,392	$1,107
Acquisitions through business combinations	—	44	—
Investment(1)(2)(3)(4)(5)	389	700	373
Return of capital	(5)	—	(3)
Share of net (loss) income	(88)	186	96
Share of other comprehensive income (loss)	443	162	(65)
Dividends received	(90)	(58)	(89)
Change in basis of accounting	—	105	—
Transfer to assets held for sale	(421)	—	—
Foreign exchange translation and other	(34)	15	(27)
Balance, end of year	$2,740	$2,546	$1,392
(1)Includes the investment in a U.K. offshore wind portfolio. Refer to Note 3 - Acquisitions for more details.
(2)Includes the investment in a U.S. eFuels producer. Refer to Note 3 - Acquisitions for more details.
(3)Includes the investment in a China wind portfolio through a joint venture. Refer to Note 3 - Acquisitions for more details.
(4)Includes Brookfield Renewable’s incremental investment in Westinghouse. Refer to Note 3 - Acquisitions for more details.
(5)Includes additional subscription for shares in our Spanish distributed generation business. Refer to Note 3 - Acquisitions for more details.
The following table presents the ownership interests and carrying values of Brookfield Renewable’s investments in associates and joint ventures, all of which are accounted for using the equity method:

	Ownership Interest		Carrying Value
	2024	2023	2024	2023
Hydroelectric	22%-50%	14%-50%	$349	$225
Wind	25%-50%	25%-50%	476	159
Utility-scale solar	25%-65%	25%-65%	320	304
Distributed energy & storage	50%-67%	25%-50%	680	1,049
Sustainable solutions	4%-67%	4%-49%	915	809
			$2,740	$2,546
The following table presents total assets, as well as total liabilities of Brookfield Renewable’s investments in associates and joint ventures:

	Total Assets		Total Liabilities
	2024	2023	2024	2023
Hydroelectric	$2,063	$1,221	$698	$422
Wind	4,151	1,019	2,573	383
Utility-scale solar	3,732	2,884	1,937	1,160
Distributed energy & storage	2,776	5,010	1,460	2,109
Sustainable solutions	8,105	7,757	1,830	1,564
	$20,827	$17,891	$8,498	$5,638

F - 81

The following table presents total revenues, net income (loss) and other comprehensive income (loss) (“OCI”) of Brookfield Renewable’s investments in associates and joint ventures:

(MILLIONS)	2024			2023			2022
	Revenues	Net income (loss)	OCI	Revenues	Net income (loss)	OCI	Revenues	Net income (loss)	OCI
Hydroelectric	$115	$49	$849	$105	$74	$(14)	$18	$69	$(73)
Wind	56	(11)	35	—	3	21	—	68	42
Utility-scale solar	52	(152)	200	28	478	63	—	(24)	2
Distributed energy & Storage	461	(47)	98	604	210	373	582	240	(54)
Sustainable solutions	1,020	(205)	109	1,016	46	62	363	11	—
	$1,704	$(366)	$1,291	$1,753	$811	$505	$963	$364	$(83)
21. CASH AND CASH EQUIVALENTS
Brookfield Renewable’s cash and cash equivalents as at December 31 are as follows:

(MILLIONS)	2024	2023
Cash	$2,682	$821
Cash subject to restriction	307	251
Short-term deposits	146	69
	$3,135	$1,141

22. RESTRICTED CASH
Brookfield Renewable’s restricted cash as at December 31 is as follows:

(MILLIONS)	Note	2024	2023
Operations		$284	$299
Credit obligations		157	79
Capital expenditures and development projects		22	13
Total		463	391
Less: non-current	24	(177)	(81)
Current		$286	$310

F - 82

23. TRADE RECEIVABLES AND OTHER CURRENT ASSETS
Brookfield Renewable’s trade receivables and other current assets as at December 31 are as follows:

(MILLIONS)	2024	2023
Trade receivables	$808	$662
Collateral deposits(1)	197	178
Short term deposits and advances	200	23
Sales tax receivable	193	94
Prepaids and others	174	127
Inventory	154	111
Income tax receivables	71	74
Current portion of contract asset	65	61
Other short-term receivables	262	187
	$2,124	$1,517
(1)Collateral deposits are related to energy derivative contracts that Brookfield Renewable enters into in order to mitigate the exposure to wholesale market electricity prices on the future sale of uncontracted generation, as part of Brookfield Renewable's risk management strategy.
As at December 31, 2024, 83% (2023: 86%) of trade receivables were current. Brookfield Renewable does not expect issues with collectability of these amounts. Accordingly, as at December 31, 2024 and 2023 an allowance for doubtful accounts for trade receivables was not deemed necessary. Trade receivables are generally on 30-day terms and credit limits are assigned and monitored for all counterparties. In determining the recoverability of trade receivables, management performs a risk analysis considering the type and age of the outstanding receivables and the credit worthiness of the counterparties. Management also reviews trade receivable balances on an ongoing basis.
24. OTHER LONG-TERM ASSETS
Brookfield Renewable’s other long-term assets as at December 31 are as follows:

(MILLIONS)	Note	2024	2023
Long-term receivables		$396	$382
Contract asset		250	314
Restricted cash	22	177	81
Intangibles(1)		10	15
Due from related parties	29	8	135
Other		100	84
		$941	$1,011
(1)Relates to certain power generating facilities that operate under service concession arrangements.
At December 31, 2024 and 2023, restricted cash was held primarily to satisfy operations and maintenance reserve requirements, lease payments and credit agreements.
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

F - 83

25. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Brookfield Renewable’s accounts payable and accrued liabilities as at December 31 are as follows:

(MILLIONS)	2024	2023
Accounts payable	$787	$388
Operating accrued liabilities	733	603
Interest payable on borrowings	264	301
Current portion of lease liabilities	49	41
LP Unitholders distributions, preferred limited partnership unit distributions, preferred dividends payable, perpetual subordinate notes distributions and exchange shares dividends(1)	60	58
Current portion of contract liability	47	35
Income tax payable	28	41
Other	136	72
	$2,104	$1,539
(1)Includes amounts payable only to external LP unitholders and BEPC exchangeable shareholders. Amounts payable to Brookfield Holders are included in due to related parties.
26. PROVISIONS

The following table presents the change in the decommissioning liabilities for Brookfield Renewable:

(MILLIONS)	2024	2023
Balance, beginning of the year	$976	$479
Additions	50	—
Acquisitions through business combinations	183	227
Disposal	(50)	(1)
Accretion	47	13
Changes in estimates(1)	(98)	253
Foreign exchange	(16)	6
Other	3	(1)
Balance, end of the year	$1,095	$976
(1)Changes in estimates are driven by changes in underlying assumptions used as inputs to determine the value of the retirement obligation.
Brookfield Renewable has recorded decommissioning retirement obligations associated with certain power generating assets. The decommissioning retirement obligation has been established for hydroelectric, wind and solar operation sites that are substantially expected to be restored between the years 2031 to 2063. The estimated cost of decommissioning activities is based on a third-party assessment.
For details on other legal provisions, please refer to Note 28 – Commitments, contingencies and guarantees.
Provisions also includes contingent and deferred acquisition consideration of $283 million (2023: $270 million).

F - 84

27. OTHER LONG-TERM LIABILITIES
Brookfield Renewable’s other long-term liabilities as at December 31 are comprised of the following:

(MILLIONS)	2024	2023
Lease liabilities	$1,109	$727
Contract liabilities	686	680
Pension obligations	56	66
Regulatory liabilities(1)	—	104
Other	225	187
	$2,076	$1,764
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
In the normal course of business, Brookfield Renewable will enter into capital expenditure commitments which primarily relate to contracted project costs for various growth initiatives. As at December 31, 2024, Brookfield Renewable had $2,923 million (2023: $2,783 million) of capital expenditure commitments outstanding, of which $2,221 million (2023: $2,200 million) is payable in less than one year, $696 million (2023: $583 million) in two to five years, and $6 million (2023: less than $1 million) thereafter.
The following table lists the assets and portfolio of assets that Brookfield Renewable, together with institutional partners have agreed to acquire which are subject to customary closing conditions as at December 31, 2024:

Region	Technology	Capacity	Consideration	Brookfield Renewable Economic Interest	Expected Close
China	Wind	50 MW development	CNY58 million ($8 million)	20%	H1 2025
China	Wind	201 MW development	CNY599 million ($82 million)	20%	H1 2025
Brazil	Distributed energy & storage	812 MW development 30 MW operating	R$322 million ($52 million)	20%	2025 - 2026
Australia	Various	2 GW development 55 MW operating	A$268 million ($166 million)	15%	2025

F - 85

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
Letters of credit issued by Brookfield Renewable along with institutional partners and its subsidiaries were as at the following dates:

(MILLIONS)	2024	2023
Brookfield Renewable along with institutional partners	$74	$100
Brookfield Renewable's subsidiaries	2,718	2,026
	$2,792	$2,126
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

F - 86

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
Master Services Agreement
Brookfield Renewable entered into an agreement with Brookfield Corporation pursuant to which Brookfield Corporation has agreed to provide oversight of the business and provide the services of senior officers to Brookfield Renewable for a management service fee. The fee is paid on a quarterly basis and has a fixed quarterly component of $5 million and a variable component calculated as a percentage of the increase in the total capitalization value of Brookfield Renewable over an initial reference value (subject to an annual escalation by a specified inflation factor beginning on January 1, 2013). Total capitalization value as of December 31, 2024 is $21 billion, which against the initial reference value of $8 billion and factoring in the annual amount of $27 million (as adjusted for inflation), resulted in a management service fee payment for the year ended December 31, 2024 of $204 million (2023: $205 million and 2022: $243 million).
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

F - 87

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
Voting Agreements
Brookfield Renewable entered into voting agreements with Brookfield whereby Brookfield, as managing member of entities related to the Brookfield Americas Infrastructure Fund (the “BAIF Entities”) in which Brookfield Renewable holds investments in power generating operations with institutional partners, agreed to assign to Brookfield Renewable their voting rights to elect the Boards of Directors of the BAIF Entities. Brookfield Renewable’s economic interests in the BAIF Entities in the United States is 22%.
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

F - 88

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
Brookfield Renewable holds its interest in Neoen as part of a consortium. The consortium in turn holds its interest in Neoen through an entity (“BRHL Holdco”). BRHL Holdco is a controlled subsidiary of Brookfield Renewable. BRHL Holdco director votes are weighted so that the directors appointed by each consortium member exercise a number of votes proportionate to such consortium member’s percentage interest in BRHL Holdco. Brookfield Renewable is entitled to vote a majority of the director votes, provided that Brookfield Corporation and its subsidiaries (including Brookfield Renewable) collectively (i) are the largest holder of BRHL Holdco’s equity securities and (ii) hold at least 40% of BRHL Holdco’s equity securities. Brookfield Renewable currently meets this ownership test and is entitled to vote a majority of the director votes.
Simultaneously with the completion of the TerraForm Power acquisition, Brookfield Renewable entered into voting agreements with a controlled affiliate of Brookfield to transfer the power to vote their respective shares held of TerraForm Power to Brookfield Renewable. As a result, Brookfield Renewable controls and consolidates TerraForm Power.
Brookfield Renewable entered into voting agreements with certain Brookfield subsidiaries whereby these subsidiaries, as managing members of entities related to Brookfield Infrastructure Fund IV (the “BIF IV Entities”) and Brookfield Infrastructure Fund V (the “BIF V Entities”) in which Brookfield Renewable holds investments in power generating operations with institutional partners, agreed to provide to Brookfield Renewable the authority to direct the election of the Boards of Directors of the BIF IV Entities. Brookfield Renewable’s economic interests in the BIF IV Entities is 25% and 25% to 28% in BIF V Entities.
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

F - 89

Other Agreements
Credit facilities and funds on deposit
Brookfield Corporation has provided a $400 million committed unsecured revolving credit facility maturing in December 2029 and the draws bear interest at the Secured Overnight Financing Rate plus a margin. As at December 31, 2024, there were no draws on the committed unsecured revolving credit facility provided by Brookfield Corporation. Brookfield Corporation may from time to time place funds on deposit with Brookfield Renewable which are repayable on demand including any interest accrued. There were nil funds placed on deposit with Brookfield Renewable as at December 31, 2024 (2023: nil). The interest expense on the Brookfield Corporation credit facility and deposit for the year ended December 31, 2024 totaled nil (2023: nil and 2022: nil).
Brookfield Renewable participates with institutional partners in Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV, Brookfield Infrastructure Fund V, Brookfield Global Transition Fund, Brookfield Global Transition Fund II, and Brookfield Infrastructure Debt Fund (“Private Funds”), each of which is a Brookfield sponsored fund, and in connection therewith, Brookfield Renewable, together with its institutional partners, has access to financing using the Private Funds’ credit facilities.
From time to time Brookfield Wealth Solutions and its related entities may participate in capital raises undertaken by Brookfield Renewable. Brookfield Wealth Solutions frequently participates alongside market participants at market rates and as at December 31, 2024, $65 million of non-recourse borrowings (2023: $101 million) and $7 million of corporate borrowings (2023: $8 million) were due to Brookfield Wealth Solutions. Brookfield Wealth Solutions has also subscribed to tax equity financing of $1 million (2023: $2 million) and preferred limited partners equity of $10 million (2023: $11 million). As at December 31, 2024, Brookfield Renewable had $348 million (2023: $450 million) of borrowings from Brookfield Wealth Solutions classified as due to related party.
During the fourth quarter of 2024, Brookfield Renewable, together with its institutional partners, completed the sale of a 50% interest in a 845 MW portfolio of wind assets in the U.S. for approximately $380 million (approximately $95 million net to Brookfield Renewable), of which 25% was sold to an affiliate of Brookfield at a value equivalent to what was agreed to with the third party that acquired the other 25% interest in the portfolio as part of the transaction. Brookfield Renewable maintains control of the portfolio.
On December 24, 2024, Brookfield Renewable, Brookfield Renewable Holdings Corporation (“BRHC”) and BEPC completed an arrangement (the “Arrangement”), pursuant to which 1505127 B.C. Ltd. (which was renamed Brookfield Renewable Corporation) became the “successor issuer” (as defined in NI 44-101) to the former BEPC, which was renamed Brookfield Renewable Holdings Corporation and BRHC’s class A exchangeable subordinate voting shares were delisted. The purpose of the Arrangement was to allow Brookfield Renewable to maintain the benefits of its business structure, while addressing proposed amendments to the Income Tax Act (Canada) that were expected to result in additional costs to BEPC if no action was taken. In connection with the Arrangement, among other things, (i) holders of class A exchangeable subordinate voting shares of BRHC, other than Brookfield, received BEPC exchangeable shares in exchange for their class A exchangeable subordinate voting shares of BRHC on a one-for-one basis; (ii) Brookfield transferred their class A exchangeable subordinate voting shares of BRHC to BEPC in exchange for class A.2 exchangeable shares on a one-for-one basis; (iii) the class A exchangeable subordinate voting shares of BRHC were delisted; (iv) the exchangeable shares of BEPC were listed on the NYSE and the TSX; (v) Brookfield Renewable transferred 55 class B shares of BRHC to BEPC in exchange for 55 class B shares of BEPC; and (vi) 43,605 class B shares of BEPC were issued to Brookfield Renewable in exchange for $1 million. The class A.2 exchangeable shares are exchangeable by Brookfield into BEPC exchangeable shares (subject to an ownership cap that limits the exchange by Brookfield of class A.2 exchangeable shares such that exchanges by Brookfield may not result in Brookfield owning 9.5% or more of the aggregate fair market value of all issued and outstanding shares of BEPC) or LP units on a one-for-one basis.
Subsidiaries of Brookfield Wealth Solutions may from time to time decide to participate in Brookfield Renewable’s equity offerings. For example, in June 2023, a subsidiary of Brookfield Wealth Solutions participated in a private placement of LP units. Refer to Note 17 Limited partners’ equity for from more details.

F - 90

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
Brookfield Renewable from time to time may enter into agreements with Brookfield and its subsidiaries to transfer income tax credits generated by renewable energy projects. These agreements are typically entered into at market rates. During the year ended December 31, 2024, Brookfield Renewable transferred $131 million (2023: nil) of income tax credits to Brookfield and its subsidiaries.
During the year ended December 31, 2024, Brookfield Renewable, together with its institutional partners, completed the sale of a 95 MW under construction utility-scale solar development in Germany to an affiliate of Brookfield Asset Management for proceeds of approximately €79 million ($81 million) (€16 million ($16 million) net to Brookfield Renewable). As a result of the sale, a gain on disposition of €22 million ($23 million) (€4 million ($5 million) net to Brookfield Renewable) was recorded within Other Income in the consolidated statement of income (loss).

F - 91

The following table reflects the related party agreements and transactions in the consolidated statements of income (loss), for the years ended December 31:

(MILLIONS)	2024	2023	2022
Revenues
Power purchase and revenue agreements	$—	$14	$21

Other income
Gain on disposition	$23	$—	$—
Distribution income	3	8	—
	$26	$8	$—

Direct operating costs
Energy marketing fee & other services	$(12)	$(5)	$(1)

Interest expense
Borrowings	$(63)	$(35)	$—
Contract balance accretion	(30)	(26)	(20)
	$(93)	$(61)	$(20)

Other
Other related party services (expense) income	$5	$3	$(5)
Financial instrument gain	3	21	5
	$8	$24	$—

Management service costs	$(204)	$(205)	$(243)

Current income tax
Investment tax credits	$131	$—	$—

F - 92

The following table reflects the impact of the related party agreements and transactions on the consolidated statements of financial position as at December 31:

(MILLIONS)	Related party	2024	2023
Current assets
Trade receivables and other current assets
Contract asset	Brookfield	$65	$61
Due from related parties
Amounts due from	Brookfield(1)	573	1,386
	Equity-accounted investments and other	300	57
		873	1,443
Assets held for sale	Equity-accounted investments and other	125	—
Financial instrument assets	Brookfield	38	—

Non-current assets
Financial instrument assets	Brookfield	—	170
Other long-term assets
Contract asset	Brookfield	250	314
Due from related parties	Equity-accounted investments and other	8	135

Current liabilities
Contract Liability	Brookfield	47	35

Financial instrument liabilities	Brookfield Wealth Solutions	—	2

Due to related parties
Amounts due to	Brookfield(2)	4,005	541
	Equity-accounted investments and other	684	13
	Brookfield Wealth Solutions	123	242
Accrued distributions payable on LP units, BEPC exchangeable shares, class A.2 exchangeable shares, Redeemable/Exchangeable partnership units and GP interest	Brookfield	43	39
		4,855	835
Liabilities held for sale	Equity-accounted investments	31	—

Non-current liabilities
Financial instrument liabilities	Brookfield	13	—
	Brookfield Wealth Solutions	1	2
Due to related parties
Amounts due to	Brookfield(2)	309	496
	Brookfield Wealth Solutions	225	208
	Equity-accounted investments and other	58	1
		592	705
Corporate borrowings	Brookfield Wealth Solutions	7	8

Non-recourse borrowings	Brookfield Wealth Solutions	65	101
Other long-term liabilities
Contract liability	Brookfield	686	680
Equity
Preferred limited partners equity	Brookfield Wealth Solutions	10	11
(1)Includes receivables of $376 million (2023: $1,328 million) associated with the Brookfield Global Transition Fund credit facility.
(2)Includes payables of $32 million (2023: $6 million), $87 million (2023: $81 million), and $3,493 million (2023: $307 million) associated with the Brookfield Infrastructure Fund IV, Brookfield Global Transition Fund, and Brookfield Global Transition Fund II credit facilities, respectively.

F - 93

Current assets
Amounts due from Brookfield are interest bearing, unsecured and due on demand.
Current liabilities
Amounts due to Brookfield are unsecured, payable on demand and relate to recurring transactions.
30. SUPPLEMENTAL INFORMATION
The net change in working capital balances for the year ended December 31 shown in the consolidated statements of cash flows is comprised of the following:

(MILLIONS)	2024	2023	2022
Trade receivables and other current assets	$(233)	$540	$(296)
Accounts payable and accrued liabilities	120	(60)	109
Other assets and liabilities	(219)	(12)	(7)
	$(332)	$468	$(194)
The net change in corporate credit facilities for the year ended December 31 shown in the consolidated statements of cash flows is comprised of the following:

(MILLIONS)	2024	2023	2022
Proceeds from corporate credit facilities	$976	$596	$1,921
Repayments of corporate credit facilities	(736)	(596)	(1,921)
	$240	$—	$—
The distributions paid to participating non-controlling interests - in operating subsidiaries, preferred shareholders, preferred limited partners unitholders, and perpetual subordinate notes for the year ended December 31 shown in the consolidated statements of cash flows is comprised of the following:

(MILLIONS)	Notes	2024	2023	2022
Participating non-controlling interests – in operating subsidiaries	15	$(891)	$(1,428)	$(1,275)
Preferred equity	15	(28)	(27)	(26)
Perpetual subordinated notes	15	(37)	(29)	(29)
Preferred limited partners’ equity	16	(37)	(41)	(44)
Other(1)		—	558	2
		$(993)	$(967)	$(1,372)
(1)Pursuant to the TERP ownership transfer described in Note 29 - Related party transactions.
The distributions paid to unitholders of Brookfield Renewable or BRELP and shareholders of Brookfield Renewable Corporation for the year ended December 31 shown in the consolidated statements of cash flows is comprised of the following:

(MILLIONS)	Notes	2024	2023	2022
General partnership interest in a holding subsidiary held by Brookfield	15	$(134)	$(116)	$(100)
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	15	(277)	(265)	(250)
BEPC exchangeable shares and class A.2 exchangeable shares	15	(256)	(241)	(220)
Limited partners’ equity	17	(406)	(383)	(355)
Distribution reinvestment plan and other		12	15	10
		$(1,061)	$(990)	$(915)

F - 94

31. SUBSIDIARY PUBLIC ISSUERS
The following tables provide consolidated summary financial information for Brookfield Renewable, BRP Equity, and Canadian Finco:

(MILLIONS)	Brookfield Renewable(1)	BRP Equity	Canadian Finco	Subsidiary Credit Supporters(2)	Other Subsidiaries(1)(3)	Consolidating adjustments(4)	Brookfield Renewable consolidated
As at December 31, 2024:
Current assets	$41	$369	$3,193	$429	$8,836	$(4,033)	$8,835
Long-term assets	4,282	227	1	41,568	85,893	(45,997)	85,974
Current liabilities	80	8	322	7,257	13,619	(6,721)	14,565
Long-term liabilities	—	—	2,853	352	40,583	—	43,788
Participating non-controlling interests – in operating subsidiaries	—	—	—	—	26,168	—	26,168
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	—	—	—	2,457	—	—	2,457
BEPC exchangeable shares and class A.2 exchangeable shares	—	—	—	—	2,269	—	2,269
Preferred equity	—	537	—	—	—	—	537
Perpetual subordinated notes	—	—	—	737	—	—	737
Preferred limited partners’ equity	634	—	—	639	—	(639)	634
As at December 31, 2023:
Current assets	$65	$400	$2,695	$790	$4,611	$(3,951)	$4,610
Long-term assets	4,735	246	2	44,239	71,435	(49,139)	71,518
Current liabilities	72	8	32	8,406	7,658	(8,138)	8,038
Long-term liabilities	—	—	2,650	56	35,405	—	38,111
Participating non-controlling interests – in operating subsidiaries	—	—	—	—	18,863	—	18,863
Participating non-controlling interests – in a holding subsidiary – Redeemable\Exchangeable units held by Brookfield	—	—	—	2,684	—	—	2,684
BEPC exchangeable shares	—	—	—	—	2,479	—	2,479
Preferred equity	—	583	—	—	—	—	583
Perpetual subordinated notes	—	—	—	592	—	—	592
Preferred limited partners’ equity	760	—	—	765	—	(765)	760
(1)Includes investments in subsidiaries under the equity method.
(2)Includes BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Holdings (Canada) Inc., Brookfield BRP Europe Holdings Limited, Brookfield Renewable Investments and BEP Subco Inc., collectively the “Subsidiary Credit Supporters”.
(3)Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Canadian Finco and the Subsidiary Credit Supporters.
(4)Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

F - 95

(MILLIONS)	Brookfield Renewable(1)	BRP Equity	Canadian Finco	Subsidiary Credit Supporters(2)	Other Subsidiaries(1)(3)	Consolidating adjustments(4)	Brookfield Renewable consolidated
For the year ended December 31, 2024
Revenues	$—	$—	$—	$—	$5,876	$—	$5,876
Net income (loss)	(218)	—	—	(1,919)	1,052	1,076	(9)
For the year ended December 31, 2023
Revenues	$—	$—	$—	$—	$5,038	$—	$5,038
Net income (loss)	(50)	—	3	(724)	1,686	(299)	616
For the year ended December 31, 2022
Revenues	$—	$—	$—	$—	$4,711	$—	$4,711
Net income (loss)	(122)	—	2	(1,322)	772	808	138
(1)Includes investments in subsidiaries under the equity method.
(2)Includes BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Holdings (Canada) Inc., Brookfield BRP Europe Holdings Limited, Brookfield Renewable Investments and BEP Subco Inc., collectively the “Subsidiary Credit Supporters”.
(3)Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Canadian Finco, and the Subsidiary Credit Supporters.
(4)Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.
See Note 14 – Borrowings for additional details regarding the medium-term notes issued by Canadian Finco. See Note 15 – Non-controlling interests for additional details regarding Class A Preference Shares issued by BRP Equity.
32. SUBSEQUENT EVENTS
Subsequent to year-end, Brookfield Renewable, together with its institutional partners, sold shares in TransAlta for total proceeds of approximately C$169 million ($118 million) (C$42 million ($30 million) net to Brookfield Renewable).
Subsequent to year-end, Brookfield Renewable and its institutional partners completed the dissolution of an existing joint venture in a 1,020 MW distributed generation portfolio in China. Brookfield Renewable received a non-cash distribution of approximately 541 MW distributed generation assets. As a result, Brookfield Renewable will derecognize its equity-accounted investment and consolidate the distributed generation portfolio.
Subsequent to year-end, Brookfield Renewable repurchased 422,800 LP units on the Toronto Stock Exchange at a total cost of $10 million.
Subsequent to year-end, Brookfield Renewable, together with its institutional partners, agreed to acquire a diversified operating and development platform in the U.S. with 3.9 GW of operating and under construction renewable power and storage assets and an over 30 GW development pipeline for equity consideration of approximately $950 million (expected $238 million net to Brookfield Renewable). The terms of the transaction imply an enterprise value for the portfolio of $1,735 million. The closing of this transaction is expected to occur in the first half of 2025 and is subject to customary closing conditions.
Subsequent to year-end, Brookfield Renewable, together with its institutional partners, agreed to the sale of a 25% interest in a 845 MW portfolio of wind assets in the U.S. for approximately $200 million (approximately $50 million net to Brookfield Renewable).
Subsequent to year-end, Brookfield Renewable, together with its institutional partners, completed the acquisition of a series of development distributed generation projects in the United States totaling approximately 31 MW for total consideration of approximately $27 million (approximately $7 million net to Brookfield Renewable). Brookfield Renewable holds a 25% interest in these investments.

F - 96

In January 2025 Brookfield Renewable, together with its institutional partners, acquired an additional approximately 14% stake in Neoen on the open market, during the pre-offer period, bringing our total interest to approximately 67%. In February 2025 Brookfield Renewable, together with its institutional partners launched a mandatory cash tender offer for the remaining shares and convertible bonds of Neoen. The mandatory cash tender offer is expected to close in March 2025. As of the date of these annual consolidated financial statements, Brookfield Renewable, together with its institutional partners, holds an approximately 85% interest in Neoen on an as converted basis. If certain conditions are met, Brookfield Renewable, together with its institutional partners intends to implement a squeeze-out procedure in order to acquire the Neoen shares not tendered to the offer, which would result in the delisting of Neoen.
Brookfield Renewable, together with its institutional partners intends to finance the total tender offer for the outstanding shares and convertible bonds of Neoen, totaling €2,921 million ($3,024 million) and €481 million ($498 million) respectively as follows:

(US MILLIONS)
Brookfield Renewable	$54
Capital contributions from participating non-controlling interests	1,897
Due to related parties	950
Non-recourse borrowings	621
Total	$3,522

F - 97