Form 20-F
period 2025-12-31
Brookfield Renewable Partners L.P.
filed 2026-02-27
CIK 1533232

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington D.C. 20549
FORM 20-F
☐  REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR 12(g) OF THE SECURITIES EXCHANGE ACT OF 1934
OR
☒  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2025
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
305,987,962 Limited Partnership Units as of December 31, 2025
7,000,000 Series 7 Preferred Units as of December 31, 2025
10,000,000 Series 13 Preferred Units as of December 31, 2025
8,000,000 Series 17 Preferred Units as of December 31, 2025
6,000,000 Series 18 Preferred Units as of December 31, 2025
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
“Adjusted EBITDA” means revenues and other income less direct costs (including energy marketing costs), before the effects of interest expense, income taxes, depreciation, management service costs, non-controlling interests, unrealized gain or loss on financial instruments, non-cash income or loss from equity-accounted investments, distributions to preferred shareholders, preferred unitholders, perpetual subordinated note holders and other typical non-recurring items. Brookfield Renewable includes realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term within Adjusted EBITDA in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period net income. Refer to “Cautionary Statement Regarding Use of Non-IFRS Measures” and item 5A “Operating Results — PART 4 — Financial Performance Review on Proportionate Information — Reconciliation of non-IFRS measures”.
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
“BGTF Zenith AIV” means BEP BGTF Zenith AIV LP.
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
“BRELP Series 13 Preferred Units” means the Class A Preferred Units, Series 13 of BRELP.
“BRELP Series 15 Preferred Units” means the Class A Preferred Units, Series 15 of BRELP.
“BRELP Series 17 Preferred Units” means the Class A Preferred Units, Series 17 of BRELP.
“BRELP Series 18 Preferred Units” means the Class A Preferred Units, Series 18 of BRELP.
“BRHC” means on or after December 31, 2025, Brookfield Renewable Holdings Corporation (formerly 1566030 B.C. Ltd.).
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
“eFuels” has the meaning given to it under Item 3.D “Risk Factors — Risks Relating to Our Growth Strategy”.
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
“Funds From Operations” means Adjusted EBITDA less interest, current income taxes, management service costs and distributions to preferred shareholders, preferred unitholders and perpetual subordinated noteholders, before the effects of certain cash items (e.g., acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g., deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business, and including monetization of tax attributes at certain development projects. Brookfield Renewable includes realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term within FFO in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period net income. Refer to

“Cautionary Statement Regarding Use of Non-IFRS Measures” and Item 5A “Operating Results — PART 4 — Financial Performance Review on Proportionate Information — Reconciliation of non-IFRS measures”.
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
“Master Services Agreement” means the Fifth Amended and Restated Master Services Agreement, dated May 5, 2023, among Brookfield Corporation, BEP, BRELP, the MSA Holding Entities, the Service Provider and others, as amended from time to time.
“MI 61-101” means Multilateral Instrument 61-101 Protection of Minority Security Holders in Special Transactions.
“MMBTu” means metric million British thermal units.
“MMTPA” means million metric tons per annum.
“MRE” means the hydrological balancing pool administered by the government of Brazil.
“MRF” means material recovery facility.
“MSA Holding Entities” means NA Holdco, LATAM Holdco, Brookfield BRP Canada Corp., Brookfield BRP Holdings (US) Inc., Euro Holdco, BRP Equity, Canadian Finco, BEPC, BRHC, BPAM, U.S. Holdco, BGTF Zenith AIV and any direct wholly-owned subsidiary of BRELP created or acquired on or after the date of the Master Services Agreement, excluding, for greater certainty, any Operating Entities.
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
“Oaktree Accounts” has the meaning given to it under Item 7.B “Related Party Transactions — Conflicts of Interest and Fiduciary Duties”.
“OCI” has the meaning given to it under Item 5.A “Operating Results — Critical Estimates, Accounting Policies and Internal Controls”.
“Old BRHC” means prior to December 31, 2025, BRHC Holdings Ltd. (formerly Brookfield Renewable Holdings Corporation).
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
“RESP” has the meaning given to it under Item 3.D “Risk Factors — Risks Relating to Taxation — Canada”.
“Restricted Unit Plans” has the meaning given to it under Item 6.B “Compensation— Restricted Unit Plans”.
“RNG” means renewable natural gas.
“RRIF” has the meaning given to it under Item 3.D “Risk Factors — Risks Relating to Taxation — Canada”.
“RRSP” has the meaning given to it under Item 3.D “Risk Factors — Risks Relating to Taxation — Canada”.
“RU” has the meaning given to it under Item 6.B “Compensation— Restricted Unit Plans”.
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
“SEDAR+” means the System for Electronic Data Analysis and Retrieval administered by the Canadian Securities Administrators.
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
“Series 15 Preferred Units” means the Class A Preferred Units, Series 15 of BEP.
“Series 16 Preferred Units” means the Class A Preferred Units, Series 16 of BEP.
“Series 17 Preferred Units” means the Class A Preferred Units, Series 17 of BEP.
“Series 18 Preferred Units” means the Class A Preferred Units, Series 18 of BEP.
“Service Provider” means Brookfield Global Renewable Energy Advisor Limited, Brookfield Asset Management Private Institutional Capital Adviser (Canada), L.P., Brookfield Private Capital (DIFC) Limited, Brookfield Canada Renewable Manager LP, and Brookfield Renewable Energy Group LLC, each of which is an indirect wholly-owned subsidiary of Brookfield Asset Management, and includes any other affiliate of such entities that provides services to Brookfield Renewable pursuant to our Master Services Agreement or any other service agreement or arrangement.

“Service Recipients” means BEP, BRELP, the MSA Holding Entities and, at the option of the MSA Holding Entities, any Operating Entities.
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
“Tax Act” means the Canadian Income Tax Act, R.S.C. 1985, c. 1. (5th Supp), as amended.
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
“U.S. Holdco” means Brookfield BRP US Holdings Inc.
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

“Walled-Off Businesses” has the meaning given to it under Item 7.B “Related Party Transactions — Conflicts of Interest and Fiduciary Duties”.
“Walled-Off Business Accounts” has the meaning given to it under Item 7.B “Related Party Transactions — Conflicts of Interest and Fiduciary Duties”.
“Westinghouse” means Westinghouse Electric Company.
“X-Elio” means X-Elio Energy S.L.

FORWARD-LOOKING STATEMENTS
This Form 20-F contains forward-looking statements concerning the business and operations of Brookfield Renewable. Forward-looking statements may include estimates, plans, expectations, opinions, forecasts, projections, guidance or other statements that are not statements of fact. Forward-looking statements in this Form 20-F include, but are not limited to, statements regarding the quality of Brookfield Renewable’s assets and the resiliency of the cash flow they will generate, our anticipated financial performance, future commissioning of assets, contracted portfolio, technology diversification, acquisition opportunities, expected completion of acquisitions and dispositions, future energy prices and demand for electricity, economic recovery, achieving long-term average generation, project development and capital expenditure costs, energy policies, economic growth, growth potential of the renewable asset class, reorganizations or other structural simplification transactions, our future growth prospects and distribution profile, our access to capital and future dividends and distributions made to holders of LP units and BEPC’s exchangeable shares. In some cases, forward-looking statements can be identified by the use of words such as “plans”, “expects”, “scheduled”, “estimates”, “intends”, “anticipates”, “believes”, “potentially”, “tends”, “continue”, “attempts”, “likely”, “primarily”, “approximately”, “endeavors”, “pursues”, “strives”, “seeks”, “targets”, “believes” or variations of such words and phrases, or statements that certain actions, events or results “may”, “could”, “would”, “should”, “might” or “will” be taken, occur or be achieved. These forward-looking statements and information are not historical facts but reflect our current expectations regarding future results or events and are based on information currently available to us and on assumptions we believe are reasonable.
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
•our inability to re-negotiate or replace expiring contracts (including PPAs, power guarantee agreements or similar long-term agreements, between a seller and a buyer of electrical power generation or other commercial contracts that our business benefits from) on similar terms;
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
•uncertainty regarding the U.S. Government making a final investment decision and entering into definitive agreements with our nuclear services investment regarding the construction of nuclear reactors and realizing the anticipated benefits therefrom;
•increased regulation of and third party opposition to our nuclear services investment’s customers and operations;
•failure of the nuclear power industry to expand;
•insufficient indemnification for our nuclear services investment;
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
•our investment opportunities may not be completed as planned and we may not realize the anticipated benefits therefrom;
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
•Brookfield’s relationship with Walled-Off Businesses;
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
•Risks relating to health, safety, security and the environment.
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
•Risks relating to the U.S. Government entering into definitive agreements relating to the construction of nuclear reactors.
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
•Risks relating to Brookfield’s relationship with Walled-Off Businesses.
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
•Risks relating to ability to enforce service of process and enforcement of judgments against us and directors and officers of the Managing General Partner and the Service Provider.
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
If one or more of our generation facilities were to be subject in the future to flooding, extreme weather conditions (including extreme heat, severe wind storms and droughts), fires, natural disasters, or if unexpected geological or other adverse physical conditions were to develop at any of our generation facilities, the generation capacity of that facility could be significantly reduced or eliminated. For example, our hydroelectric facilities depend on the availability of water flows within the watersheds in which we operate and could be materially impacted by changes to hydrology patterns, such as droughts. In the event of severe flooding, our hydroelectric facilities may be damaged. Wind energy and solar energy are highly dependent on weather conditions and, in particular, on wind conditions and irradiance, respectively. The profitability of a wind farm depends not only on observed wind conditions at the site, which are inherently variable, but also on whether observed wind conditions are consistent with assumptions made during the project development phase or when a given project was acquired. Similarly, projections of solar resources depend on assumptions about weather patterns, shading and irradiance, which are inherently variable and may not be consistent with actual conditions at the site. A sustained decline in water flow at our hydroelectric facilities, in wind conditions at our wind energy facilities or of irradiance at our solar facilities could lead to an adverse change in the volume of electricity generated, and to revenues and cash flow, as well as our ability to service debt in respect of such facility. In addition, extreme weather conditions could impact our access to the various transmission systems required to deliver power.
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

In the long term, there is uncertainty surrounding the trend in electricity demand growth, which is influenced by macroeconomic conditions, absolute and relative energy prices, energy conservation and demand-side management. For example, the increased computing power and energy requirements from artificial intelligence has resulted in accelerating demand for power. However, there is no guarantee that current trends in the adoption of artificial intelligence will continue. In addition, while corporate demand and contracting for power, including renewable power, has increased significantly, and is expected to continue to increase, there can be no assurance that such demand will continue to grow or at what rate. Additionally, such demand may exacerbate transmission constraints, interconnection delays, and regulatory intervention, which could limit our ability to progress the development of projects, monetize generation or secure favorable contract terms. Correspondingly, from a supply perspective, there are uncertainties associated with long term plans for the construction of baseload generation capacity, the timing of generating plant retirements (e.g., coal) and with the scale, pace and structure of replacement capacity, again reflecting a complex interaction of economic and political pressures and environmental preferences. This volatility and uncertainty in power markets generally, including non-renewable power markets, could have an adverse effect on Brookfield Renewable’s assets, liabilities, business, financial condition, results of operations and cash flow.
Government policies providing incentives that we may rely upon could change at any time.
Renewable power and sustainable solutions assets and businesses and the overall growth of the industries in which we operate have generally benefited from the support of state or provincial, national, supranational and international policies and incentives that promote and support investment. For example, the attractiveness of renewable energy to purchasers of a renewable power project, as well as the economic return available to project sponsors, is often enhanced by such incentives. Particularly in light of political changes in certain jurisdictions, there is a risk that regulations that provide incentives for our renewable energy and sustainable solutions assets and businesses could change or expire in a manner that adversely impacts projects, including projects in our business. For example, the passage into law of the Inflation Reduction Act in August 2022 provided significant support for the renewables industry in the U.S., in large part by providing tax and other incentives to renewable and other energy transition projects, and the current U.S. administration has enacted and proposed legislation that reduces, phases out or eliminates certain incentives under the Inflation Reduction Act or incentivizes other forms of generation. Political changes in the jurisdictions in which we operate could also impact the competitiveness of clean energy generally.
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
Certain long-term contracts in our portfolio will be subject to re-contracting in the future, including PPAs, power guarantee agreements or similar long-term agreements between a seller and a buyer of electrical power generation, or other commercial contracts that our business benefits from. For example, with respect to PPAs in our renewable power portfolio, if the price of electricity in power markets is declining at the time of such re-contracting, it may impact our ability to re-negotiate or replace these contracts on terms that are acceptable to us, or at all. In addition, a concentrated pool of potential buyers for electricity generated by our renewable energy facilities in certain jurisdictions may restrict our ability to negotiate favorable terms under new PPAs or existing PPAs that are subject to re-contracting. We cannot provide any assurance that we will be able to re-negotiate or replace these contracts or other contracts once they expire, and even if we are able to do so, we cannot provide any assurance that we will be able to obtain the same prices or terms we currently receive. If we are unable to re-negotiate or replace these contracts, or unable to secure prices or terms at least equal to what we current;y receive, our business, financial condition, results of operation and prospects could be adversely affected. In addition, what may appear to be an attractive price at the time of re-contracting could, if prices significantly rise over the contract’s term, result in us having committed to sell power or other goods or services in the future at below then-market rates.

The amount of uncontracted generation in our renewable power portfolio may increase and the contract profile for future renewable power projects may change.
In 2025, approximately 90% of our renewable power generation (on a proportionate basis) was contracted under long-term, fixed price contracts with creditworthy counterparties. The average life of our contracts is 13 years on a proportionate basis, reducing the impact of negative short term price fluctuations in the power market. The portion of our renewable power portfolio that is uncontracted may increase gradually over time. We may sell electricity from our uncontracted generation into the spot-market or other competitive power markets from time to time. With respect to such transactions, we are not guaranteed any rate of return on our capital investments through mandated rates, and revenues and results of operations are likely to depend, in large part, upon prevailing market prices. These market prices are driven by factors outside of our control and may fluctuate substantially over relatively short periods of time. Additionally, future renewable power projects may be contracted with different types of counterparties (including commercial and industrial users) and using different contract structures compared to our historical projects. Such increased uncontracted generation and changing contract profiles could have an adverse effect on our business, financial condition, results of operations and cash flows.
Our ability to deliver electricity to our various counterparties and buildout our renewable power development pipeline requires the availability of (and access to) interconnection facilities and transmission systems.
Our ability to sell electricity is impacted by the availability of, and access to, the various transmission systems to deliver power to a contractual delivery point and the arrangements and facilities necessary to connect renewable generation projects to transmission systems. The absence of this availability and access, our inability to obtain reasonable terms and conditions for interconnection and transmission agreements, the operational failure or decommissioning of existing interconnection facilities or transmission facilities, the lack of adequate capacity on such interconnection or transmission facilities, curtailment as a result of transmission facility downtime, or the failure of any relevant jurisdiction to expand transmission facilities, may have an adverse effect on our ability to deliver electricity to our various counterparties or the requirement of counterparties to accept and pay for energy delivery. Insufficient access to transmission and interconnection systems may also constrain our ability to develop new utility-scale projects, which require transmission systems to have available interconnection points and the overall capacity necessary to transmit the energy expected to be generated by a development project once it achieves commercial operation. Lack of access to transmission systems could accordingly adversely affect our assets, liabilities, business, financial condition, results of operations and cash flow.
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
Our operating and development projects are, and any assets which we may acquire may be, required to comply with applicable supranational, federal, regional, state, provincial and local statutory and regulatory standards and to maintain numerous licenses, permits and governmental approvals. Some of the licenses, permits and governmental approvals that have been issued to our operating and development projects contain conditions and restrictions, or may have limited terms. If we fail to satisfy the conditions or comply with the restrictions imposed by our licenses, permits and governmental approvals, or the restrictions imposed by any statutory or regulatory requirements, we may become subject to regulatory enforcement or be subject to fines, penalties or additional costs or revocation of regulatory approvals, permits or licenses. In addition, if we are not able to renew, maintain or obtain all necessary licenses, permits and governmental approvals required for the continued operation or further development of our projects (including, for example, due to changes in government policy or standards relating to the grant of such licenses, permits and approvals), the operation or development of our assets may be limited or suspended. In addition, delays in such grants could have negative consequences for associated projects. Our failure to renew, maintain or obtain all necessary licenses, permits or governmental approvals may have an adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow.
Our use and enjoyment of real property rights for our facilities may be adversely affected by the rights of lienholders and leaseholders that are superior to those of the grantors of those real property rights to us.
Wind and solar renewable energy and BESS facilities, as well as certain facilities in our sustainable solutions businesses, are generally located on land occupied by the facility pursuant to long-term easements and leases. The ownership interests in the land subject to these easements and leases may be subject to mortgages securing loans or other liens (such as tax liens) and other easement and lease rights of third parties (such as leases of oil or mineral rights) that were created prior to the facility’s easements and leases. As a result, the facility’s rights under these easements or leases may be subject, and subordinate, to the rights of those third parties. Although we take certain measures to protect ourselves against these risks, such measures may, however, be inadequate to protect us against all risk of loss of our rights to use the land on which our facilities are located, which could have an adverse effect on our business, financial condition and results of operations.
The cost of operating our facilities or developing new facilities could increase for reasons beyond our control.
While we currently believe that we maintain an appropriate and competitive cost position, there is a risk that increases in our cost structure that are beyond our control could adversely impact our financial performance. Examples of such costs include compliance with new conditions imposed during a re-licensing process, municipal property taxes, water rental fees, hazardous waste disposal, decommissioning costs, costs arising from delays, and the cost of procuring materials, spare parts and services required for our operating and maintenance activities, as well as other inflationary pressures and/or tariffs. In some cases we have outsourced certain aspects of operation and maintenance to third parties under long term service agreements and other arrangements in order to, among other things, improve project performance and reduce and stabilize costs. However, there can be no assurance that such contractors will meet the contractual performance standards set out in these services agreements and we accordingly may not be able to fully realize these anticipated cost reductions and improvements in project performance or at all.
Our operations are exposed to health, safety, security and environmental risks.
The ownership, construction and operation of our operating subsidiaries and structured investments carry an inherent risk of liability related to health, safety, security and the environment, including the risk of government imposed orders to remedy unsafe conditions and/or to remediate or otherwise address environmental contamination or damage. We could also be exposed to potential penalties for contravention of health, safety, security and environmental laws and potential civil liability. In the ordinary course of business we incur capital and operating expenditures to comply with health, safety, security and environmental laws, to obtain and comply with licenses, permits and other approvals and to assess and manage related risks. The cost of compliance with these laws (and any future laws or amendments enacted) may increase over time and result in additional material expenditures. We may become subject to government orders, investigations, inquiries or other proceedings (including civil claims) relating to health, safety, security and environmental matters as a result of which our operations may be limited or suspended. Additionally, health, safety, security and environmental events may negatively impact our reputation. The occurrence of any of these events or any changes, additions to or more rigorous enforcement of health, safety, security and environmental laws could have an adverse impact on operations and result in additional material expenditures. Additional environmental, health and safety issues relating to presently known or unknown matters may require unanticipated expenditures, or result in fines, penalties or other consequences (including changes to operations) that may be adverse to our business and results of operations.
Our operating subsidiaries and businesses may not perform as expected and may experience equipment or product failure.
Our operating subsidiaries and structured investments may not continue to perform as they have in the past and there is a risk of equipment failure due to wear and tear, latent defect, design error, operator error, extreme weather events, cyber-attacks or early obsolescence, among other things, which could have an adverse effect on our assets, liabilities, business, financial condition, results of operations and cash flow. Equipment failure at our assets could also result in significant personal injury or loss of life, damage to and destruction of property, plant and equipment and contamination of, or damage to, the environment and suspension of operations. In our renewable power portfolio, this could be on a large scale, such as a breach of a dam, the failure of a wind turbine blade or the collapse of a wind turbine tower. This could also be on a small scale, such as equipment catching on fire at one of our BESS facilities or panels being blown off of the rooftop of one of our DG facilities, which are typically located within population centers. In our sustainable solutions investments, this could include a failure or release at a renewable natural gas digester, a release of pressurized gas at a CCS facility or an injury caused by industrial equipment at a recycling facility. The occurrence of any one of these events may result in our being named as a defendant in lawsuits asserting claims for substantial damages, including for environmental cleanup costs, personal injury and property damage and fines and/or penalties as well as reputational harm.
In addition, through our investment in Westinghouse, our nuclear services investment, we are also exposed to performance and operational risks in respect of certain nuclear technologies. Westinghouse produces highly sophisticated products and provides specialized services that incorporate or use complex technology, including both hardware and software. Many of Westinghouse’s products and services involve complex industrial machinery or infrastructure projects, such as nuclear power generation and the manufacture of nuclear fuel rods. While Westinghouse’s products and services meet rigorous quality standards, there can be no assurance that such products or services will not experience operational process or product failures and other problems, including as a result of outdated technology, or through manufacturing or design defects, process or other failures of contractors or third-party suppliers, cyber-attacks or other intentional acts that could result in potential product, safety, regulatory or environmental risks.
Equipment that we need, including spare parts and components required for our operations and project development, may become unavailable, difficult to procure or more costly than anticipated, inhibiting our ability to maintain full availability of existing plants and also our ability to complete development projects on scope, schedule and budget.
Equipment and spare parts, including panels, inverters, racking and trackers for solar projects, turbines, towers and blades for wind projects, transformers and generator components for hydroelectric projects, batteries for BESS projects and components for new build nuclear projects may become unavailable or difficult to procure on terms consistent with those that we have budgeted for. For example, some jurisdictions in which we operate have experienced supply chain challenges resulting from bottlenecks caused by, among other things, increases in demand and challenges involved with ramping up to meet this demand. While supply chain disruptions that occurred globally in recent years did not materially impact our business or operations, supply chains could be further disrupted in the future by factors outside of our control. This could include (1) a reduction in the supply or availability of the commodities required to produce the parts and components that we need to maintain existing projects and develop new projects from our development pipeline, including polysilicon (used in solar modules), copper, aluminum and steel (used in transmission and generation infrastructure), and critical minerals such as lithium, nickel, cobalt, graphite and rare earth elements (used in battery storage systems, wind turbines and other renewable technologies), the global supply of which may be concentrated in a limited number of jurisdictions, (2) the potential physical effects of climate change, such as increased frequency and severity of storms, precipitation, floods and other climatic events and their impact on transportation networks and manufacturing centers, and (3) increased tariffs, economic sanctions or embargoes, including those relating to human rights concerns in jurisdictions that produce key materials, components or parts, and retaliatory measures by affected jurisdictions. In the event that suppliers of our business experience challenges, including but not limited to bankruptcy events, our operating subsidiaries may not be able to rely on warranties otherwise available to us in respect of equipment procured. Any material delays in procuring equipment or significant cost increases could adversely impact our business and financial condition.
Inflationary pressures could adversely impact our businesses.
While inflationary pressures eased in 2025 across many jurisdictions, contributing to easing of monetary policies by major central banks, our operating subsidiaries and structured investments may be impacted by heightened inflationary pressures driven by uncertainty in financial markets. Central banks in various countries may raise interest rates in response to concerns about inflation, which, coupled with reduced government spending and volatility in financial markets, may have the effect of further increasing economic uncertainty and heightening these risks. Interest rate increases or other government actions taken to reduce or stabilize inflation could also result in recessionary pressures in many parts of the world. Interest rate risk poses market risk to us as a result of interest rate-sensitive assets and liabilities held by us and our operating subsidiaries and structured investments. Higher interest rates or elevated interest rates for a sustained period could also result in an economic slowdown. Economic contraction or further deceleration in the rate of growth in certain industries, sectors or geographies may contribute to poor financial results at our operating subsidiaries and structured investments. Inflation increases may or may not be transitory and future inflation may be impacted by the imposition of tariffs, labor market constraints reducing, supply-chain disruptions easing and commodity prices moderating. While inflation-linked contracts (including PPAs) in our portfolio provide significant protection against inflationary pressures, any sustained upward trajectory in the inflation rate may still have a negative impact on our business and our investors, including our ability to source suitable investment opportunities and secure attractive debt financing.
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
While we maintain certain insurance coverage, such insurance may not continue to be offered on an economically feasible basis, may not cover all events that could give rise to a loss or claim involving our assets or operations, and may not cover all of our assets. If our insurance coverage is insufficient and we are forced to bear such losses or claims, our financial position could be adversely affected. Brookfield Renewable participates in certain shared insurance arrangements with Brookfield, allowing us to benefit from lower premiums and other economies of scale. In particular, we share third party excess liability, crime, employee dishonesty, directors and officers liability, auto liability and errors and omissions insurance coverage. Under such shared policies, policy limits may be shared between us and Brookfield meaning that any claim by one insured party in a given year may reduce the amount that each other insured party can claim. Consequently, there is a risk that Brookfield Renewable’s ability to claim in a given year could be eroded by claims made by Brookfield affiliates who are also covered by a shared policy but that are not part of Brookfield Renewable, which could have an adverse effect on our financial position. Our insurance policies may cover losses as a result of certain types of natural disasters or sabotage, among other things, but such coverage is not always available in the insurance market on commercially reasonable terms and is often capped at predetermined limits that may not be adequate. In recent years, the insurance market for renewable energy assets has experienced pricing volatility, increased deductibles, reduced coverage limits and, in certain cases, withdrawal of coverage for specific risks such as wildfire, flood or named windstorm exposure. Climate-related events and industry loss experience may continue to constrain the availability of commercially reasonable insurance. If we are unable to obtain adequate insurance coverage at acceptable cost, we may be required to bear a greater portion of the risk directly, which could adversely affect our financial position and results of operations. Our insurance policies are subject to review by our insurers and may not be renewed on similar or favorable terms or at all.
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
In Brazil, hydroelectric power generators have access to the MRE, which seeks to stabilize hydrology by assuring that all participant plants in the MRE receive a reference amount of electricity that is expected to be generated annually, approximating long-term average regardless of the actual volume of energy generated. Substantially all of our assets in Brazil are part of the MRE pool. In cases of nationwide drought, when the pool as a whole is in shortfall relative to the long-term average, an asset can expect to share the nationwide shortfall pro-rata with the rest of the pool. The energy reference amount for plants with capacity of over 50MW is assessed every 5 years according to the criteria of such regulation and can be adjusted positively or negatively. For plants with capacity of 50 MW or lower, the energy reference amount assessment process is currently suspended until legal proceedings initiated by certain owners of these smaller plants are resolved. These smaller plants receive the full energy reference amount, subject to any adjustments resulting from the outcome of these proceedings. If our reference amount is revised, our share of the balancing pool could be reduced. If the MRE is terminated or adversely changed, our financial results would be more exposed to variations in hydrology at certain hydroelectric facilities in Brazil. In either case, this could have an adverse effect on our results of operations and cash flows.
We are involved in litigation and other disputes and may be subject to governmental and regulatory investigations.
In the normal course of our business, we and our affiliates are involved in various legal actions such as contractual disputes and other litigation that could expose us to liability for damages and potential negative publicity associated with such legal actions. The outcome with respect to outstanding, pending or future actions cannot be predicted with certainty and may be adverse to us and, as a result, could have an adverse effect on our assets, liabilities, business, financial condition, results of operations, cash flow and reputation. We and our affiliates are also subject to governmental or regulatory investigations from time to time. Governmental and regulatory investigations, regardless of its outcome, are generally costly, divert management attention, and have the potential to damage our reputation. The unfavorable resolution of any governmental or regulatory investigation could result in criminal liability, fines, penalties or other monetary or non-monetary remedies and could materially affect our business or results of operations.
Counterparties to our contracts may not fulfill their obligations.
In the normal course of our business, we enter into a wide range of contracts including but not limited to PPAs, engineering, procurement and construction contracts, long term service agreements, supply agreements, contracts to purchase equipment and joint venture agreements. If our counterparties do not perform as expected under these contracts, it may have an adverse impact on our business and results of operations. For example, if purchasers of power under our PPAs are unable or unwilling to fulfill their contractual obligations under the relevant PPA or if they refuse to accept delivery of power pursuant to the relevant PPA, our assets, liabilities, business, financial condition, results of operations and cash flow could be adversely affected as we may not be able to replace the agreement with an agreement on equivalent terms and conditions. Similarly, external events, such as a severe economic downturn, could impair the ability of some counterparties to the PPAs to fulfill their contractual obligations or some customers to pay for electricity received.
This is true of our DG assets, which are smaller in scale and typically each sell power directly to a retail customer who also is the site owner and lessor of the land or rooftop on which the asset is located. These customers may have a different credit profile than utility-scale customers and the collection of unpaid amounts may be more challenging given the small scale and large number of individual sites and customers in our portfolio. If a DG facility ceases operations and the PPA is terminated, the company’s assets, liabilities, business, financial condition, results of operations and cash flow could be adversely affected. The PPA terms may require that we remove the asset, including fixing or reimbursing the site owner for any damages caused by the assets or the removal of such assets. Alternatively, we may agree to sell the assets to the site owner, but the sale price may not be sufficient to replace the revenue previously generated by the DG facility. In addition, we enter into joint ventures and other commercial arrangements with counterparties. To the extent such counterparties do not fulfill their obligations to us under such contracts we may not achieve the expected benefits from the relevant arrangement.

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
In addition, we are exposed, through Westinghouse, to complex legal and regulatory regimes in respect of nuclear technology, including those administered by the U.S. Nuclear Regulatory Commission (the “NRC”), the U.S. Department of Energy and pursuant to state and foreign laws. The NRC and other regulators have granted licenses to certain of Westinghouse’s facilities which are necessary for the ongoing operations of such facilities. The NRC has the authority to issue notices of violation for violations of the Atomic Energy Act of 1954, the NRC regulations and conditions of licenses, certificates of compliance, or orders. The NRC also has the authority to impose civil penalties or additional requirements and to order cessation of operations for such violations. Penalties under the NRC regulations could include substantial fines, imposition of additional requirements or withdrawal or suspension of licenses or certificates. Any penalties imposed could have an adverse effect on Westinghouse’s nuclear technology services operations’ business, financial condition, and results of operations. The NRC also has the authority to issue new regulatory requirements or to change existing requirements. Changes to the regulatory requirements could also adversely affect Westinghouse’s business, financial condition, and results of operations. Westinghouse’s operations are also subject to U.S. Department of Energy regulations and contractual requirements, and certain of its facilities are regulated by various state laws. State or federal agencies may have the authority to impose civil penalties and additional requirements which could adversely affect Westinghouse’s business, financial condition, and results of operations. Changes in U.S. or foreign government policies and priorities can impact Westinghouse’s operations and the nuclear power industry in general. These include changes in interpretations of regulatory requirements, increased inspection or enforcement activities, changes in budgetary or strategic priorities, changes in tax laws and regulations and other actions. Any such changes could also adversely affect Westinghouse’s business, financial condition, and results of operations.
New regulatory initiatives related to sustainability, ESG and/or changing market perception of our businesses could adversely impact our business.

While we believe that regulatory initiatives and market trends towards an increased focus on sustainability are generally beneficial to Brookfield Renewable, any such regulatory initiatives also have the potential to adversely impact us. For example, regulatory initiatives seeking to reorient investment toward sustainability by regulating green financial products could have the effect of increasing burdensome disclosure requirements around ESG and prescribing approaches to sustainability-related policies that are inconsistent with our current practices. If regulators disagree with our sustainability disclosures, for example because they believe them to be incomplete or misleading, we may face regulatory enforcement action, and our business or reputation could be adversely affected. There is also a risk that a significant reorientation in the market following the implementation of any such measures could be adverse to our business if we are perceived to be presenting a product or business as having green or sustainable characteristics where this is not, in fact, the case (i.e., “greenwashing”). Additionally, compliance with any new regulations or laws generally increases our regulatory burden and could make compliance more difficult and expensive thereby adversely impacting our financial position.
There is also a risk that investor sentiment regarding which of our assets have desirable non-financial characteristics (related to decarbonization or otherwise) could change over time. This could include changing perceptions of which assets in our current portfolio are considered sustainable or ethical, and could result in assets, segments or businesses, or aspects thereof that we currently present as, for example, sustainable or ethical, being considered unsustainable or unethical by investors in the future. Changes in our business model that see us taking a more active approach to certain decarbonization investments could have a similar result. For example, the acquisition of coal-fired power plants or other carbon-intensive assets could be negatively received by investors even if our publicly stated business plan for these assets is to seek to decarbonize them. Our business, reputation and the market price of our Units could be adversely affected by any such changes in investor sentiment.
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
A significant portion of our current operations and related assets are located in jurisdictions outside of the United States and Canada, and we may pursue acquisitions in new foreign markets that are regulated by foreign governments and regulatory authorities and subject to foreign laws. For example, Brookfield continues to raise funds for the Catalytic Transition Fund, which is expected to provide Brookfield Renewable (through its participation in such fund) exposure to certain emerging markets that Brookfield Renewable has not historically invested in (including, but not limited to, Thailand, Vietnam and the Philippines). Foreign laws or regulations may not provide for the same type of legal certainty and rights in connection with their contractual relationships in such countries as are afforded to projects in, for example, the United States, which may adversely affect their ability to receive revenues or enforce their rights in connection with their foreign operations.
In addition, the laws and regulations of some countries may limit our ability to hold a majority interest in some of the assets that we may develop or acquire, thus limiting our ability to control the development, construction and operation of such assets. Any existing or new operations may be subject to significant political, economic and financial risks, which vary by country, and may include: (i) changes in government policies, including protectionist policies, or personnel; (ii) changes in general economic conditions; (iii) restrictions on currency transfer or convertibility (including restrictions on repatriation of capital, dividends, or distributions); (iv) changes in labor relations; (v) political instability and civil unrest; (vi) regulatory or other changes in the local market; (vii) less developed or efficient financial markets than in North America; (viii) the absence of uniform accounting, auditing and financial reporting standards, practices and disclosure requirements; (ix) less government supervision and regulation; (x) a less developed legal or regulatory environment; (xi) heightened exposure to corruption risk; (xii) political hostility to investments by foreign investors; (xiii) less publicly available information in respect of companies; (xiv) adversely higher or lower rates of inflation; (xv) higher transaction costs; (xvi) difficulty in enforcing contractual obligations, breach or repudiation of important contractual undertakings by governmental entities and expropriation and confiscation of assets and facilities for less than fair market value; and (xvii) fewer investor protections. For example, through our investment in Westinghouse, we are exposed to complex legal and regulatory regimes in new jurisdictions. Westinghouse operates in an industry that is highly regulated both by U.S. federal and state governments and also by numerous foreign governments, including the E.U., and could be significantly impacted by changes in government policies and priorities.
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
Our operating subsidiaries’ and structured investments’ ability to compete effectively will depend upon their ability to attract new employees and retain and motivate existing employees across their businesses. The senior management teams across our operating subsidiaries’ and structured investments’ businesses have a significant role in their success and oversee the execution of their business and investment strategies. If these businesses are unable to attract and retain qualified employees, this could limit their ability to compete successfully and achieve their business objectives, which could negatively impact our business, financial condition and results of operations.
Our operating subsidiaries’ and structured investments’ ability to retain and motivate management teams, and attract suitable replacements should any members of their respective management teams leave, is dependent on, among other things, the competitive nature of the employment market and the career opportunities and compensation that they can offer. In many of our markets, our businesses face intense competition in connection with the attraction and retention of qualified employees.
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
Our nuclear services investment and its customers operate in a politically sensitive environment, and the public perception of nuclear power and radioactive materials can affect such business’s customers and us.
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
A failure of the nuclear power industry to expand could adversely affect our nuclear services investment.
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
If our nuclear services investment does not have adequate indemnification for its nuclear services, it could adversely affect such investment’s results of operations and financial condition.
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
There is uncertainty regarding the U.S. Government making a final investment decision and entering into definitive agreements with our nuclear services investment regarding the construction of nuclear reactors and realizing the anticipated benefits therefrom
In October 2025, the United States Government announced a strategic partnership with Westinghouse intended to support the investment of at least $80 billion to facilitate the construction of new Westinghouse nuclear reactors in the United States. Although the parties have entered into a binding term sheet, the U.S. Government has not made a final investment decision or entered into any binding financial commitment in respect of the partnership and the specific benefit to Westinghouse of any such investment by the U.S. Government cannot be quantified at this time. Any such commitment remains subject to factors that are outside our control. If the U.S. Government ultimately elects not to proceed, delays its decision or seeks to negotiate terms that are not acceptable, Westinghouse may not realize the expected benefits from this initiative.

Risks Relating to Financing
Our ability to finance our operations and fund growth initiatives is subject to various risks relating to the state of capital markets.
We expect to finance future acquisitions, the development and construction of new facilities and other capital expenditures out of cash generated from our operations, capital recycling, debt and possible future issuances of equity. Disruptions and volatility in capital markets, including those caused by interest rate volatility, could increase Brookfield Renewable’s cost of capital and adversely affect its ability to fund its liquidity and capital needs and fund the growth of the business.
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
We seek to recycle capital to fund acquisitions and the development and construction of new projects by selling certain assets or an interest in certain assets, including our operating subsidiaries. However, we may not be able to complete all or some of our capital recycling initiatives on our desired timelines, at favorable prices or at all. For example, adverse market conditions, changing investor sentiment with respect to our industry or other factors beyond our control might mean that we are unable to complete an asset sale at a price that is aligned with our business plan resulting in a decision to transact at a lower price or to abandon the sales process altogether. If our capital recycling initiatives do not proceed as planned this could reduce the liquidity available to fund future growth, which could in turn limit our ability to grow our distributions in line with our stated goals and the market value of our Units could decline. Additionally, we have entered, and may in the future enter, into programmatic investment framework agreements with investment vehicles (including vehicles in which related parties of Brookfield have an economic interest) as part of our capital recycling strategy that establish parameters for the acquisition or disposition of projects or development assets over time pursuant to pre-agreed processes and valuation methodologies. We cannot predict the timing, volume or returns of transactions completed thereunder.
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
We are subject to the risk of geopolitical uncertainties in certain jurisdictions in which we operate. We make investments in businesses globally and we can pursue investments in new, non-core markets, which may expose us to additional risks. For example, Brookfield continues to raise funds for the Catalytic Transition Fund, which is expected to provide Brookfield Renewable (through its participation in such fund) exposure to certain emerging markets that Brookfield Renewable has not historically invested in (including, but not limited to, Thailand, Vietnam and the Philippines). We may not properly adjust to the local culture and business practices in such markets, and there is the prospect that we may hire personnel or partner with local persons who might not comply with our culture and ethical business practices; either scenario could result in the failure of our initiatives in new markets and lead to financial losses for us and our managed entities. There are risks of political instability in several of the jurisdictions in which we conduct business, including, for example, from factors such as political conflict, sanctions, tariffs and other protectionist trade policies, including the encouragement of the onshoring of manufacturing in the U.S. and other countries, income inequality, refugee migration, terrorism, armed conflict, the potential break-up of countries or political-economic unions, and political corruption. For example, changes in U.S. policy have resulted in significant new or increased tariffs, export controls and other trade measures, resulting in strained international trade relations and the implementation of retaliatory tariffs on goods imported from the U.S. by foreign governments. Additionally, the ongoing conflicts in Eastern Europe and the Middle East and the global response to each, including the imposition of economic and other sanctions, has significantly impacted the global economy and financial markets, resulted in volatility in fuel prices, amplified existing supply chain challenges caused by increases in shipping costs (including as a result of conflicts and other attacks in or near shipping channels) and heightened cybersecurity disruptions and threats.
Although wholesale power and natural gas prices in Europe have moderated from the extreme volatility experienced in 2022 and 2023, energy markets in the region remain subject to structural change, regulatory intervention and geopolitical uncertainty. Further economic and political instability and the escalation or expansion of armed conflict in Eastern Europe, the Middle East, or elsewhere in the world, could result in local, regional and/or global instability that could adversely impact our business, including through the disruption of free movement of goods, services and people, or a destabilization of energy markets. The materialization of one or more of these risks could negatively affect our financial performance.
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
In addition, we believe that our relationship with Brookfield means that we are well positioned to execute on what Brookfield has identified as the multi-decade opportunity to advance decarbonization and assist with the transition of global electricity grids to a more sustainable future. We continue to expect that future clean energy acquisitions identified by Brookfield may be funded with commitments pursuant to Brookfield sponsored funds and that Brookfield Renewable would fund Brookfield’s participation in such funds where renewable power or other energy transition investments are made by such funds. We expect this would be the case even if such energy transition investments differ from our investments in operating and development stage renewable power generation that have to date been our primary focus. These energy transition investments may include investments in nuclear, CCS, RNG, recycling, offshore wind generation, hydrogen and ammonia production, eFuels and investments focused on enhancing the energy efficiency of existing infrastructure, among others.
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

A key part of our strategy will involve seeking acquisition opportunities upon Brookfield’s recommendation and allocation of opportunities to us. Acquisitions may increase the scale, scope and diversity of our operating subsidiaries and structured investments. We depend on the diligence and skill of Brookfield’s and our professionals to effectively manage Brookfield Renewable, integrating acquired businesses with our existing operations. These individuals may have difficulty managing additional acquired businesses and may have other responsibilities within Brookfield’s asset management business. If any such acquired businesses are not effectively integrated and managed, our existing business, financial condition and results of operations may be adversely affected.
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
We have a large development pipeline that includes projects at different levels of advancement, from early stage projects which may not yet have the permits, licenses or other government approvals that are required, to later stage projects that we believe have a path to construction readiness, to under-construction projects that are in the process of being built. Our development pipeline also includes projects in which we do not own 100% of the economic and/or voting interests and, accordingly, in certain circumstances, we do not have control over such investments. While the likelihood of a project being built increases when it receives, for example, required permits, licenses or other government approvals, when it signs construction and equipment supply agreements, and when it signs an offtake agreement, there can be no assurance that any one or a specific percentage of the projects in our development pipeline will be built or on what timeline.
With respect to our renewable power assets, our ability to realize our development growth plans is dependent on our ability to develop existing sites, to repower existing projects that are nearing the end of their useful lives, and to find new sites suitable for development into viable projects. Our ability to maintain a development permit often requires specific development steps to be undertaken. Successful development of renewable power projects is typically dependent on a number of factors, including: the ability to secure or renew our rights to an attractive site on reasonable terms, often following lengthy negotiations and/or competitive bidding processes; accurately measuring resource availability at levels deemed economically attractive for continued project development; the ability to secure new or renewed approvals, licenses and permits; the acceptance of local stakeholders, including in some cases, Indigenous peoples; the ability to secure transmission interconnection access or agreements; the ability to successfully integrate new projects or technologies into existing assets; the ability to acquire suitable labor, equipment and construction services on acceptable terms; the ability to attract construction project financing, including from tax equity investors and through tax and other government incentives; and the ability to secure a long-term PPA or other sales contract on reasonable terms. Each of these factors can be critical in determining whether or not a particular development project might ultimately be suitable for construction and some of these factors are outside of our control. Failure to achieve any one of these elements may prevent the development and construction of a renewable power project, or otherwise cause such project to become obligated to make delay or termination payments or become obligated for other damages under contracts, experience the loss of tax credits or tax incentives, or experience diminished returns. When this occurs we may lose all of our investment in development expenditures and may ultimately be required to write-off project development assets and costs, which could adversely impact our ability to achieve our development growth plans, deliver energy and generate revenues.
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
Some of our investments and operations are structured as joint ventures, partnerships and consortium arrangements, including our investment in Isagen, our joint venture with Cameco for Westinghouse and our investment in Neoen. An integral part of our strategy is to participate with institutional investors in Brookfield-sponsored or co-sponsored consortiums and as a partner in or alongside Brookfield-sponsored or co-sponsored partnerships that target acquisitions that suit our profile. These arrangements are driven by the magnitude of capital required to complete acquisitions of generating assets, strategic partnering arrangements to access operating expertise and other industry-wide trends that we believe will continue. Such arrangements involve risks not present where a third party is not involved, including the possibility that partners might become bankrupt or otherwise fail to fund their share of required capital contributions. Additionally, partners might at any time have economic or other business interests or goals different from us and Brookfield and we may be exposed to reputational risk as a result of partner actions. We may also, together with institutional partners, make non-controlled structured preferred equity or debt investments (“structured investments”) in businesses that feature asset classes or technologies that are at an early stage of development, such as our structured investment in California Bioenergy LLC.
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
Brookfield may periodically recommend that we make investments in securities, including the publicly traded securities or debt of other companies, and we may also acquire publicly traded securities in connection with transactions such as the initial public offering of a previously private company in which we hold an interest. Investments in publicly traded securities are particularly subject to market volatility and market disruptions, and once a portfolio company becomes publicly traded, the value of the balance of our retained investment will be exposed to fluctuations in its market price. Our investments in securities generally may be subject to changes in interest and currency exchange rates, equity prices and other economic and business factors beyond our control. In addition, at the time of any sales and settlements of securities, the price we ultimately realize will depend on demand and liquidity in the market at that time and may be materially lower than their current fair value. Similarly, some investments in securities, such as a minority position held in a private company, may be illiquid, which in turn may result in our inability to exit the investment on favorable terms or at all. While investments in securities are not expected to account for a large portion of Brookfield Renewable's investments generally, a decline in the value of such securities could result in returns that are lower than anticipated or even in the investment being lost completely, which could mean that we may not be able to achieve growth in our distributions in line with our stated goals and the market value of our securities may decline.
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

We are also subject to laws and regulations governing trade and economic sanctions. The Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of Commerce and the U.S. Department of State administer and enforce various trade control laws and regulations, including economic and trade sanctions based on U.S. foreign policy and national security goals against targeted foreign states, organizations and individuals. These laws and regulations implicate a number of aspects of our business, including servicing existing fund investors, finding new fund investors, and sourcing new investments, as well as activities by the portfolio companies in our investment portfolio or other controlled investments. Some of these regulations provide that penalties can be imposed on us for the conduct of a portfolio company, even if we have not ourselves violated any regulation. Similar laws in non-U.S. jurisdictions, such as the Special Economic Measures Act (Canada) and E.U. sanctions, may also impose restrictions or requirements on us or our operating subsidiaries. Applicable laws of various jurisdictions may contain conflicting provisions, making our compliance more difficult. For example, Canada has adopted measures, such as the Canadian Foreign Extraterritorial Measures Act, that could restrict certain persons and entities subject to Canadian jurisdiction from complying with extra-territorial sanctions imposed by other jurisdictions, such as the U.S.
We are also subject to anti-money laundering (“AML”), counter-terrorist financing and beneficial ownership transparency laws and regulations in the jurisdictions in which we operate, including the U.S. Bank Secrecy Act, the USA PATRIOT Act, the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada), the U.K. Proceeds of Crime Act and applicable European Union AML directives. Failure to comply with applicable AML requirements, including through the actions of employees, joint venture partners, intermediaries or other third parties, could result in significant fines and penalties, restrictions on our ability to transact business, reputational harm and increased regulatory scrutiny. Enhanced AML enforcement trends, evolving beneficial ownership reporting requirements and expanding regulatory expectations may increase compliance costs and operational complexity.
In addition, the U.S. and many non-U.S. countries have laws designed to protect national security or to restrict foreign direct investment. For example, under the U.S. Foreign Investment Risk Review Modernization Act, the Committee on Foreign Investment in the United States has the authority to review, block or impose conditions on investments by non-U.S. persons in U.S. companies or real estate assets deemed critical or sensitive to the United States. Many non-U.S. jurisdictions have similar laws. For example, the EU has adopted an EU-wide mechanism to screen foreign investment on national security grounds and most EU member states now have a foreign investment screening mechanism in place or has initiated a consultative or legislative process expected to result in the adoption of a new mechanism or amendments to an existing mechanism, adopted a regulation aimed at regulation of foreign subsidies that could distort the internal EU market. Additionally, we and our portfolio companies are required to comply with sanctions imposed by the United States and by other countries, for which the full costs, burdens, and limitations on our and our operating subsidiaries and prospects are currently unknown and may become significant.
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
Brookfield and the Walled-Off Businesses operate their respective investment businesses largely independently, and do not expect to coordinate or consult on investment decisions, which may give rise to conflicts of interest and make it more difficult to mitigate certain conflicts of interest.
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
Brookfield and Walled-Off Businesses are likely to be deemed to be affiliates for purposes of certain laws and regulations, which may result in, among other things, earlier public disclosure of investments by us and/or Brookfield Accounts that we are invested in.
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
We may issue additional partnership securities, including Preferred Units, which may dilute existing holders of our LP units, and/or may have rights and privileges that are more favorable than the rights and privileges accorded to our Unitholders.
Under the Amended and Restated Limited Partnership Agreement of BEP, BEP may issue additional partnership securities, including LP units, Preferred Units, securities exchangeable into LP units (including BEPC exchangeable shares and class A.2 exchangeable shares) and options, rights, warrants and appreciation rights relating to partnership securities for any purpose and for such consideration and on such terms and conditions as our Managing General Partner may determine. Our Managing General Partner’s board of directors will be able to determine the class, designations, preferences, rights, powers and duties of any additional partnership securities, including any rights to share in BEP’s profits, losses and distributions, any rights to receive partnership assets upon a dissolution or liquidation of BEP and any redemption, conversion and exchange rights. Our Managing General Partner may use such authority to issue additional LP units, Preferred Units, or securities exchangeable into LP units, which could dilute holders of our LP units, or to issue securities with rights and privileges that are more favorable than those of our LP units or Preferred Units. The sale or issuance of LP units, Preferred Units, BEPC exchangeable shares, class A.2 exchangeable shares or other securities exchangeable into LP units, or the perception of such sales, issuances or exchanges, could depress the trading price of the LP units or Preferred Units and impair our ability to raise capital through the sale of additional LP units or Preferred Units. As of December 31, 2025, there are approximately 144,885,110 BEPC exchangeable shares outstanding and 34,719,683 class A.2 exchangeable shares outstanding, each of which may be exchanged for our LP units in accordance with their terms. We cannot predict the effect that future sales or issuances of LP units, Preferred Units or securities exchangeable into LP units, or the perception of such sales, issuances or exchanges, would have on the market price of the LP units or Preferred Units. Holders of Units do not have any preemptive right or any right to consent to or otherwise approve the issuance of any such securities or the terms on which any such securities may be issued. Accordingly, any such additional Preferred Units may be dilutive to our unitholders and may have terms that are more favorable than those for our LP units. Brookfield has indicated in its public disclosures that it periodically evaluates the efficacy of its publicly listed securities and structure, which includes BEP and BEPC, in light of investor preferences, market capitalization and index inclusion considerations, among other factors. In light of such evaluations, we may in the future initiate reorganizations or other structural simplification transactions involving BEP and/or BEPC, which could result in changes to the rights, preferences or relative economic interest of our Unitholders, including the exchange of our Units for different securities, modifications to governance arrangements, changes in tax reporting or tax treatment for certain Unitholders and other consequences that would affect Unitholders, the results of which may be adverse.
In January 2026, BEPC commenced an “at-the-market” offering of up to $400 million of BEPC exchangeable shares (the “BEPC ATM”), of which, as of February 20, 2026, approximately $372 million remains available for issuance until the BEPC ATM expires on February 24, 2027 (or is earlier terminated). Although the BEPC ATM is intended to be non-dilutive to Brookfield Renewable as a result of the anticipated use of proceeds to facilitate repurchases under our normal course issuer bid (when permitted under applicable securities laws), we cannot predict the effect that the BEPC ATM will have on the market price of our Units.
The market price of our Units may be volatile.
The market price of our Units (and any securities exchangeable into our LP units, such as the BEPC exchangeable shares) may be highly volatile and could be subject to wide fluctuations. Some of the factors that could negatively affect the price of our Units include: general market and economic conditions, including disruptions, downgrades, credit events and perceived problems in the credit markets; actual or anticipated variations in our quarterly operating results or distributions on our LP units; changes in our investments or asset composition; changes with respect to pending or contemplated transactions; write-downs or perceived credit or liquidity issues affecting our assets; market perception of BEP, our business and our assets; market perception of the renewable power and transition sectors more generally; our level of indebtedness and/or adverse market reaction to any indebtedness we incur in the future; our ability to raise capital on favorable terms or at all; sales of LP units, Preferred Units or securities exchangeable for LP units (including the sales of BEPC exchangeable shares under the BEPC ATM or otherwise); repurchases of our securities, including under our normal course issuer bid; loss of any major funding source; the termination of our Master Services Agreement or additions or departures of our or Brookfield’s key personnel; changes in market valuations of similar renewable power and/or sustainable solutions companies or renewable power and/or sustainable solutions markets generally; speculation in the press or investment community regarding us or Brookfield; and changes in U.S. tax laws that make it impractical or impossible to continue to be taxable as a partnership for U.S. federal income tax purposes.
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
Although BEP is subject to the periodic reporting requirements of the Exchange Act, the periodic disclosure required of foreign private issuers under the Exchange Act is different from periodic disclosure required of U.S. domestic registrants. Therefore, there may be less publicly available information about BEP than is regularly published by or about other public companies in the U.S. BEP is exempt from certain other sections of the Exchange Act to which U.S. domestic issuers are subject, including Regulation FD, which prohibits issuers from making selective disclosures of material non-public information, and the requirement to provide our LP unitholders with information statements or proxy statements that comply with the Exchange Act. In addition, large LP unitholders of BEP are not obligated to file reports under Section 16 of the Exchange Act, and certain corporate governance rules that are imposed by the NYSE are inapplicable to BEP.
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
As a public partnership in the United States and Canada, we are subject to the reporting requirements of the Exchange Act, the Sarbanes-Oxley Act, stock exchange rules promulgated in response to the Sarbanes-Oxley Act and corresponding securities legislation in Canada. A number of our current operating subsidiaries and structured investments are and potential future acquisitions will be private companies and their systems of internal controls over financial reporting may be less developed as compared to public company requirements. Any failure to maintain adequate internal controls over financial reporting or to implement required, new or improved controls, or difficulties encountered in their implementation, could cause material weaknesses or significant deficiencies in our internal controls over financial reporting and could result in errors or misstatements in our consolidated financial statements that could be material. If we or our independent registered public accounting firm were to conclude that our internal controls over financial reporting were not effective, investors could lose confidence in our reported financial information and the price of our Units could decline. Our failure to achieve and maintain effective internal controls could have a material adverse effect on our business, our ability to access capital markets and investors’ perception of Brookfield Renewable. In addition, material weaknesses in our internal controls could require significant expense and management time to remediate.
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
BEP’s ability to make distributions depends on it receiving sufficient cash distributions from its underlying operations, and BEP cannot assure LP unitholders that it will be able to make cash distributions to them in amounts that are sufficient to fund their tax liabilities.
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
In general, an LP unitholder that is subject to income tax in Canada or the United States must include in income its allocable share of BEP’s items of income, gain, loss and deduction (including, so long as it is treated as a partnership for tax purposes, BEP’s allocable share of those items of BRELP) for each of BEP’s fiscal years ending with or within such LP unitholder’s tax year. See Item 10.E “Taxation — Certain Material Canadian Federal Income Tax Considerations” and “Taxation — Certain Material U.S. Federal Income Tax Considerations”. However, the cash distributed to an LP unitholder may not be sufficient to pay the full amount of such LP unitholder’s tax liability in respect of its investment in BEP, because each LP unitholder’s tax liability depends on such holder’s particular tax situation and the tax treatment of the underlying activities or assets of BEP. If BEP is unable to distribute cash in amounts that are sufficient to fund our LP unitholders’ tax liabilities, each of our LP unitholders will still be required to pay income taxes on its share of BEP’s taxable income.
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

To the extent that BEP, BRELP, the Holding Entities or the Operating Entities enter into transactions or arrangements with parties with whom they do not deal at arm’s length, the relevant tax authorities may seek to adjust the quantum or nature of the amounts included or deducted from taxable income by such entities if they consider that the terms and conditions of such transactions or arrangements differ from those that would have been made between persons dealing at arm’s length. This could result in more tax (and penalties and interest) being paid by such entities, and therefore the return to investors could be reduced. For Canadian tax purposes, a transfer pricing adjustment may in certain circumstances result in additional income being allocated to an LP unitholder with no corresponding cash distribution or in a dividend being deemed to be paid by a Canadian resident to a non-arm’s length non-resident, which is subject to Canadian withholding tax.
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
BEP will apply certain assumptions and conventions in order to comply with applicable tax laws and to report income, gain, deduction, loss, and credit to an LP unitholder in a manner that reflects such LP unitholder’s beneficial ownership of partnership items, taking into account variation in ownership interests during each taxable year because of trading activity. However, these assumptions and conventions may not be in compliance with all aspects of the applicable tax requirements. A successful IRS or CRA challenge to such assumptions or conventions could adversely affect the amount of tax benefits available to LP unitholders and could require that items of income, gain, deduction, loss, or credit, including interest deductions, be adjusted, reallocated or disallowed in a manner that adversely affects LP unitholders. See Item 10.E “Taxation”.
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
U.S. Holders may face adverse U.S. tax consequences arising from the ownership of an indirect interest in an entity classified as a “passive foreign investment company” (“PFIC”) for U.S. federal income tax purposes. Based on the organizational structure of BEP, as well as BEP’s expected income and assets, the Managing General Partner and the BRELP General Partner currently believe that a U.S. Holder is unlikely to be regarded as owning an interest in a PFIC solely by reason of owning LP units during the taxable year ending December 31, 2026. However, there can be no assurance that an existing BEP entity or a future entity in which BEP acquires an interest will not be classified as a PFIC with respect to a U.S. Holder, because PFIC status is a factual determination that depends on the assets and income of a given entity and must be made on an annual basis. In general, gain realized by a U.S. Holder from the sale of stock of a PFIC is subject to tax at ordinary income rates, and an interest charge generally applies. Alternatively, a U.S. Holder that makes certain elections with respect to a direct or indirect interest in a PFIC may be required to recognize taxable income prior to the receipt of cash relating to such income. The adverse consequences of owning an interest in a PFIC, as well as certain tax elections for mitigating these adverse consequences, are described in greater detail in Item 10.E “Taxation — Certain Material U.S. Federal Income Tax Considerations — Consequences to U.S. Holders — Passive Foreign Investment Companies”. Each U.S. Holder should consult its own tax adviser regarding the implications of the PFIC rules for an investment in LP units.
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
Canada
The Canadian federal income tax consequences to Unitholders could be materially different in certain respects from those described in this Form 20-F if BEP or BRELP is a “specified investment flow-through partnership” or “SIFT partnership”, as defined in the Tax Act.
Under the rules in the Tax Act applicable to a “SIFT partnership” (the “SIFT Rules”), certain income and gains earned by a “SIFT partnership” will be subject to income tax at the partnership level at a rate similar to a corporation, and allocations of such income and gains to its partners will be taxed as a dividend from a “taxable Canadian corporation” (as defined in the Tax Act). In particular, a “SIFT partnership” will generally be required to pay a tax on the total of its income from businesses carried on in Canada, income from “non-portfolio properties” (as defined in the Tax Act) other than taxable dividends, and taxable capital gains from dispositions of “non-portfolio properties”. “Non-portfolio properties” include, among other things, equity interests or debt of corporations, trusts or partnerships that are resident in Canada, and of non-resident persons or partnerships the principal source of income of which is one or any combination of sources in Canada (other than a “portfolio investment entity”, as defined in the Tax Act), that are held by the “SIFT partnership” and have a fair market value that is greater than 10% of the equity value of such entity, or that have, together with debt or equity that the “SIFT partnership” holds of entities affiliated (within the meaning of the Tax Act) with such entity, an aggregate fair market value that is greater than 50% of the equity value of the “SIFT partnership”. The tax rate that is applied to the above mentioned sources of income and gains is set at a rate equal to the “net corporate income tax rate”, plus the “provincial SIFT tax rate” (each as defined in the Tax Act).
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
Any Non-Resident Subsidiaries in which BRELP directly invests are expected to be CFAs of BRELP. If any CFA of BRELP or any direct or indirect subsidiary thereof that is itself a CFA of BRELP (an “Indirect CFA”) earns income that is characterized as FAPI in a particular taxation year of the CFA or Indirect CFA, the FAPI allocable to BRELP must be included in computing the income of BRELP for Canadian federal income tax purposes for the fiscal period of BRELP in which the taxation year of that CFA or Indirect CFA ends (or is deemed to end for this purpose), whether or not BRELP actually receives a distribution of that FAPI. BEP will include its share of such FAPI of BRELP in computing its income for Canadian federal income tax purposes and Unitholders will be required to include their proportionate share of such FAPI allocated from BEP in computing their income for Canadian federal income tax purposes. As a result, Unitholders may be required to include amounts in their income for Canadian federal income tax purposes even though they have not and may not receive an actual cash distribution of such amounts. The Tax Act contains anti-avoidance rules to address certain foreign tax credit generator transactions (the “Foreign Tax Credit Generator Rules”). Under the Foreign Tax Credit Generator Rules, the “foreign accrual tax” (as defined in the Tax Act) applicable to a particular amount of FAPI included in BRELP’s income in respect of a particular “foreign affiliate” (as defined in the Tax Act) of BRELP may be limited in certain specified circumstances. See Item 10.E “Taxation – Certain Material Canadian Federal Income Tax Considerations”.
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
Notwithstanding the foregoing, an annuitant under an RRSP or RRIF, a holder of a TFSA, FHSA or RDSP, or a subscriber of an RESP, as the case may be, will be subject to a penalty tax if our Units held in an RRSP, RRIF, TFSA, FHSA, RDSP or RESP are “prohibited investments” (as defined in the Tax Act) for the RRSP, RRIF, TFSA, FHSA, RDSP, or RESP, as the case may be. Generally, our Units will not be a “prohibited investment” for a trust governed by an RRSP, RRIF, TFSA, FHSA, RDSP or RESP, provided that the annuitant under the RRSP or RRIF, the holder of the TFSA, FHSA or RDSP, or the subscriber of the RESP, as the case may be, deals at arm’s length with BEP for the purposes of the Tax Act, and does not have a “significant interest” (as defined in the Tax Act for purposes of the “prohibited investment” rules) in BEP. Unitholders who hold our Units in a RRSP, RRIF, TFSA, FHSA, RDSP, or RESP, should consult with their own tax advisors regarding the application of the foregoing “prohibited investment” rules having regard to their particular circumstances.
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
A Non-Resident Unitholder will be subject to Canadian federal income tax on its proportionate share of capital gains realized by BEP or BRELP on the disposition of “taxable Canadian property” other than “treaty-protected property” (as defined in the Tax Act). “Taxable Canadian property” includes, but is not limited to, property that is used or held in a business carried on in Canada and shares of corporations that are not listed on a “designated stock exchange” (as defined in the Tax Act) if more than 50% of the fair market value of the shares is derived from certain Canadian properties during the 60-month period immediately preceding the particular time. Property of BEP and BRELP generally will be “treaty-protected property” to a Non-Resident Unitholder if the gain from the disposition of the property would, because of an applicable income tax treaty or convention, be exempt from tax under the Tax Act. The Managing General Partner and the BRELP General Partner do not expect BEP and BRELP to realize capital gains or losses from dispositions of “taxable Canadian property”. However, no assurance can be given in this regard. Non-Resident Unitholders will be required to file a Canadian federal income tax return in respect of a disposition of “taxable Canadian property” by BEP or BRELP unless the disposition is an “excluded disposition” for the purposes of section 150 of the Tax Act. However, Non-Resident Unitholders that are corporations will still be required to file a Canadian federal income tax return in respect of a disposition of “taxable Canadian property” that is an “excluded disposition” for the purposes of section 150 of the Tax Act if tax would otherwise be payable under Part I of the Tax Act by such Non-Resident Unitholders in respect of the disposition but is not because of an applicable income tax treaty or convention (otherwise than in respect of a disposition of “taxable Canadian property” that is “treaty-protected property” of the corporation). In general, an “excluded disposition” is a disposition of property by a taxpayer in a taxation year where (a) the taxpayer is a non-resident of Canada at the time of the disposition; (b) no tax is payable by the taxpayer under Part I of the Tax Act for the taxation year; (c) the taxpayer is not liable to pay any amounts under the Tax Act in respect of any previous taxation year (other than certain amounts for which the CRA holds adequate security); and (d) each “taxable Canadian property” disposed of by the taxpayer in the taxation year is either (i) “excluded property” (as defined in subsection 116(6) of the Tax Act) or (ii) property in respect of the disposition of which a certificate under subsection 116(2), (4) or (5.2) of the Tax Act has been issued by the CRA. Non-Resident Unitholders should consult their own tax advisors with respect to the requirements to file a Canadian federal income tax return in respect of a disposition of “taxable Canadian property” by BEP or BRELP.
Non-Resident Unitholders may be subject to Canadian federal income tax on capital gains realized on the disposition of our Units if our Units are considered “taxable Canadian property”.
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

ITEM 4.    INFORMATION ON THE COMPANY
4.A    HISTORY AND DEVELOPMENT OF THE COMPANY
Overview
Brookfield Renewable owns one of the world’s largest, publicly traded, renewable power and transition platforms. We invest in renewable power and sustainable solutions assets directly, as well as with institutional partners, joint venture partners and through other arrangements. Across our business, we leverage our extensive operating experience to maintain and enhance the value of assets, grow cash flows on an annual basis and cultivate positive relations with local stakeholders. Our globally diversified portfolio of power assets has approximately 47,200 MW of operating capacity, annualized LTA generation of approximately 121,900 GWh and a development pipeline of over 200 GW, with renewables making up over 96% of our operating capacity.
We also have investments in our sustainable solutions portfolio comprised of assets and businesses that enable the transition to net-zero through established but emerging technologies that require capital to scale, and in businesses where we believe we can leverage our access to capital and partnerships to accelerate growth. This portfolio includes our investment in Westinghouse (a leading global nuclear services business), and a utility and independent power producer with operations in the Caribbean and Latin America, as well as both operating assets and a development pipeline of carbon capture and storage capacity, agricultural renewable natural gas, materials recycling and a pipeline of eFuels production capacity.
Our objective is to pay distributions that are sustainable on a long-term basis while retaining sufficient liquidity for recurring growth capital expenditures and general purposes. This is the basis for our long-term target payout ratio of approximately 70% of Funds From Operations. We target an annual distribution growth rate of 5% to 9% that is forecast to be fully funded by organic growth initiatives and the operating levers embedded in the portfolio today, including the potential commercialization of our development pipeline at premium returns, margin expansion through revenue growth and cost reduction initiatives, and inflation escalations embedded in our contracts. Approximately 90% of our 2026 proportionate generation is contracted with a weighted-average remaining duration of 13 years (on a proportionate basis) with creditworthy counterparties.
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
Brookfield Renewable Corporation
On December 24, 2024, the partnership, Old BRHC and BEPC completed a reorganization through a court approved plan of arrangement under the Business Corporations Act (British Columbia) (the “Arrangement”) pursuant to which (i) holders of class A exchangeable subordinate voting shares of Old BRHC, other than Brookfield, received BEPC exchangeable shares in exchange for their class A exchangeable subordinate voting shares of Old BRHC on a one-for-one basis; (ii) Brookfield exchanged their class A exchangeable subordinate voting shares of Old BRHC for class A.2 exchangeable shares on a one-for-one basis; (iii) the class A exchangeable subordinate voting share of Old BRHC were delisted; and (iv) the exchangeable shares of BEPC were listed on the NYSE and the TSX. The purpose of the Arrangement was to allow Brookfield Renewable to maintain the benefits of its business structure, while addressing proposed amendments to the Tax Act that were expected to result in additional costs to BEPC if no action was taken.
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
The BEPC exchangeable shares and class B shares control 25% and 75%, respectively, of the aggregate voting rights of the shares of BEPC. As of the date of this Form 20-F, collectively, Brookfield Corporation, Brookfield Wealth Solutions and their respective subsidiaries own or exercise control or direction over 34,719,683 class A.2 exchangeable shares and 10,094,152 BEPC exchangeable shares that collectively represent approximately 25% of the BEPC exchangeable shares on an as exchanged basis (but subject, in the case of any BEPC exchangeable shares held by Brookfield Corporation and its subsidiaries, to a restriction that limits the exchange by Brookfield Corporation and its subsidiaries of class A.2 exchangeable shares such that exchanges by Brookfield Corporation and its subsidiaries may not result in Brookfield Corporation and its subsidiaries owning 9.5% or more of the aggregate fair market value of all issued and outstanding shares of BEPC) and the partnership owns all of BEPC's class B shares. Through their ownership of BEPC exchangeable shares, class A.2 exchangeable shares and class B shares, the Brookfield Holders and the partnership collectively hold an approximately 79% voting interest in BEPC (assuming the maximum permitted number of the class A.2 exchangeable shares held by Brookfield Corporation are converted into BEPC exchangeable shares).
The BEPC exchangeable shares are currently trading on the TSX and NYSE under the symbol “BEPC”.
Recent Developments
The following is a summary of developments in our business since January 1, 2025.
Construction and Development
During the year ended December 31, 2025, we achieved commercial operation of the following renewable power assets (all figures approximate):
•Brookfield Renewable, together with institutional partners, achieved commercial operation of 2,453 MW (417 MW net to Brookfield Renewable) of renewable power assets in North America, including the following:
◦27 MW (27 MW net to Brookfield Renewable) of onshore wind;
◦1,684 MW (263 MW net to Brookfield Renewable) of utility-scale solar;
◦349 MW (80 MW net to Brookfield Renewable) of distributed generation solar; and

◦393 MW (47 MW net to Brookfield Renewable) of battery storage.
•Brookfield Renewable, together with institutional partners, achieved commercial operation of 1,238 MW (152 MW net to Brookfield Renewable) of renewable power assets in Europe, including the following:
◦38 MW (4 MW net to Brookfield Renewable) of onshore wind;
◦789 MW (99 MW net to Brookfield Renewable) of utility-scale solar;
◦157 MW (17 MW net to Brookfield Renewable) of distributed generation solar; and
◦254 MW (32 MW net to Brookfield Renewable) of battery storage.
•Brookfield Renewable, together with institutional partners, achieved commercial operation of 281 MW (90 MW net to Brookfield Renewable) of renewable power assets in South America, including the following:
◦204 MW (76 MW net to Brookfield Renewable) of utility-scale solar; and
◦77 MW (14 MW net to Brookfield Renewable) of distributed generation solar.
•Brookfield Renewable, together with institutional partners, achieved commercial operation of 4,099 MW (477 MW net to Brookfield Renewable) of renewable power assets in the Asia-Pacific region, including the following:
◦618 MW (75 MW net to Brookfield Renewable) of onshore wind;
◦2,283 MW (267 MW net to Brookfield Renewable) of utility-scale solar;
◦173 MW (35 MW net to Brookfield Renewable) of distributed generation solar; and
◦1,024 MW (100 MW net to Brookfield Renewable) of battery storage.
We, together with our institutional partners, continue to progress our advanced stage development projects, including the following:
•37,256 MW of onshore wind, utility-scale solar, distributed generation solar and battery storage in North America including the U.S., Canada, Mexico and the Caribbean.
•25,339 MW of onshore wind, offshore wind, utility-scale solar, distributed generation solar and battery storage in Europe including France, Spain, Germany, Poland, Italy, the U.K., Portugal, Romania, Sweden, Finland and Ireland.
•734 MW of utility-scale solar, distributed generation solar and battery storage in South America including Brazil, Colombia and Chile.
•20,630 MW of onshore wind, utility-scale solar, distributed generation solar and battery storage in the Asia-Pacific region including India, Australia, China, Japan, Korea and Philippines.
Acquisitions
We signed or closed the following acquisitions (all figures approximate):
•In April 2025, following completion of an initial 53% controlling stake acquisition, a mandatory cash tender offer and squeeze-out procedure, Brookfield Renewable, together with institutional partners, completed the acquisition of 100% of the equity interests in Neoen, a leading global renewable energy developer headquartered in France with 8 GW of operating and in construction renewable power and energy storage assets, as well as a 20 GW development pipeline, for a total acquisition price of approximately $6.7 billion ($537 million net to Brookfield Renewable).
•In May 2025, Brookfield Renewable, together with institutional partners, completed the acquisition of a diversified operating and development platform in the U.S. with 3.9 GW of operating and under construction renewable power and storage assets and an over 30 GW development pipeline for approximately $1.4 billion ($299 million net to Brookfield Renewable).
•In October 2025, Brookfield Renewable completed the acquisition of an incremental 15% ownership in Isagen for $1 billion. See Item 7.B “Related Party Transactions — Other Related Party Transactions”.

Asset Sales
We signed or closed the following dispositions (all figures approximate):
•In March 2025, Brookfield Renewable, together with institutional partners, completed the sale of a 25% interest in a joint venture with approximately 2.2 GW of pumped storage capacity in the U.K. for proceeds of approximately $361 million ($105 million net to Brookfield Renewable).
•In April 2025, Brookfield Renewable, together with institutional partners, completed the sale of a 1,004 MW portfolio of wind and solar assets in India in separate tranches for proceeds of approximately $188 million ($52 million net to Brookfield Renewable).
•In June 2025, Brookfield Renewable, together with institutional partners, completed the sale of a 25% interest in an 845 MW portfolio of wind assets in Oregon for proceeds of approximately $206 million ($52 million net to Brookfield Renewable). Brookfield Renewable retained a 25% interest (6.25% net to Brookfield Renewable) and retains management and operating responsibilities for the assets in the portfolio.
•In August 2025, Brookfield Renewable, together with institutional partners, completed the sale of a 650 MW portfolio of operating and under construction wind, solar and battery projects in Australia for proceeds of approximately $533 million ($49 million net to Brookfield Renewable).
•In October 2025, Brookfield Renewable, together with institutional partners, agreed to the sale of an 833 MW portfolio of operating solar assets in the United States for proceeds of approximately $412 million ($115 million net to Brookfield Renewable). The closing of this transaction is subject to customary closing conditions, with closing expected to occur in the first half of 2026.
•In December 2025, Brookfield Renewable, together with institutional partners, completed the sale of a 1.5 GW portfolio of operating distributed generation assets and a 47% interest in a 2.3 GW distributed generation development platform in the United States for base proceeds of approximately $1.1 billion ($449 million net to Brookfield Renewable). See Item 7.B “Related Party Transactions — Other Related Party Transactions”.
•In December 2025, Brookfield Renewable, together with institutional partners, completed the sale of a 25% interest in a 403 MW portfolio of operating hydroelectric assets in the U.S. for proceeds of approximately $230 million ($111 million net to Brookfield Renewable). In January 2026, Brookfield Renewable, together with institutional partners, completed the sale of an additional 25% interest in the same portfolio for proceeds of approximately $230 million ($111 million net to Brookfield Renewable). See Item 7.B “Related Party Transactions — Other Related Party Transactions”.
•In February 2026, Brookfield Renewable, together with institutional partners, agreed to the sale of a 2.3 GW portfolio of operating utility-scale renewable power projects in the U.S. for expected proceeds of approximately $1.3 billion ($316 million net to Brookfield Renewable). The closing of this transaction is subject to customary closing conditions, with closing expected to occur in the first half of 2026. See Item 7.B “Related Party Transactions — Other Related Party Transactions”.
Other Transactions
In July 2025, Brookfield Renewable signed a Hydro Framework Agreement with Google to deliver up to 3,000 MW of hydroelectric capacity in the U.S. by the end of 2032, including the first two contracts for 670 MW of capacity.
In October 2025, Brookfield and Cameco, our partner in Westinghouse, entered into an agreement with the U.S. Government to establish a strategic partnership which is expected to accelerate the scale deployment of Westinghouse’s nuclear reactor technologies in the United States and globally. Under the terms of the agreement, once the U.S. Government makes a final investment decision and enters into definitive agreements to complete the construction of new Westinghouse nuclear reactors in the United States with an aggregate value of at least $80 billion before January 2029, a contingent interest in Westinghouse will vest for the U.S. Government whereby it will be entitled to receive 20% of any cash distributions in excess of $17.5 billion made by Westinghouse. Brookfield Renewable and its institutional partners own a 51% interest in Westinghouse (11% net to Brookfield Renewable).

In connection with the sale of a 2.3 GW portfolio of operating utility-scale renewable power projects in the U.S., Brookfield intends to enter into a Framework Agreement with a privately held renewable energy company for potential future sales of renewable assets from Brookfield-managed portfolio companies in the U.S. and Canada representing up to $1.5 billion of equity capital.
Project Financings
In 2025, Brookfield Renewable completed non-recourse financings associated with our assets for aggregate proceeds of approximately $15 billion. For additional information, see the consolidated statement of cash flows and Note 14 - Borrowings in our audited annual consolidated financial statements.
Corporate Financings
In March 2025, Brookfield Renewable issued C$450 million of Series 19 medium-term notes (green bonds) at a fixed rate of 4.542%. The Series 19 medium-term notes are fully and unconditionally guaranteed by BEP and certain of its subsidiaries.
In June 2025, Brookfield Renewable issued C$250 million of fixed-to-fixed reset rate green subordinated hybrid notes at an initial fixed rate of 5.373%. The hybrid notes are fully and unconditionally guaranteed by BEP and certain of its subsidiaries.
In November 2025, BEP issued 15,050,200 LP units at a price of $29.90 per LP unit, for total gross proceeds of approximately $450 million. Concurrently, a subsidiary of Brookfield Corporation purchased 6,967,670 LP units at a price of $29.90 per unit (net of underwriting commissions) for total gross proceeds of approximately $200 million. The total aggregate gross proceeds were approximately $650 million.
In January 2026, Brookfield Renewable issued C$500 million of Series 20 medium-term notes (green bonds) at a fixed rate of 5.204%. The Series 20 medium-term notes are fully and unconditionally guaranteed by BEP and certain of its subsidiaries.
In January 2026, BEPC commenced the BEPC ATM for up to $400 million of BEPC exchangeable shares. Since the BEPC ATM commenced, 635,247 BEPC exchangeable shares were issued for gross proceeds of approximately $28 million. Approximately $372 million remains available for issuance until the BEPC ATM expires on February 24, 2027 (or is earlier terminated). Additionally, since the BEPC ATM commenced, Brookfield Renewable repurchased and cancelled 635,247 LP units under BEP’s normal course issuer bid at a total cost of approximately $20 million.
Other
In December 2025, the TSX accepted a notice of BRP Equity’s intention to renew its normal course issuer bid, which permits BRP Equity to repurchase up to 10% of the total public float (calculated on December 4, 2025) of each series of its issued and outstanding Class A Preference Shares for a one-year period. Also, in December 2025, the TSX accepted a notice of BEP's intention to renew its normal course issuer bid for its Preferred Units, which permits BEP to repurchase up to 10% of the public float (calculated on December 4, 2025) of each series of its issued and outstanding Preferred Units for a one-year period.
In December 2025, the TSX accepted a notice of BEP’s intention to renew its normal course issuer bid, which permits BEP to repurchase up to 15,296,104 of its issued and outstanding LP units for a one-year period. Also in December 2025, the TSX accepted a notice of BEPC’s intention to renew its normal course issuer bid for the BEPC exchangeable shares, which permits BEPC to repurchase up to 7,244,255 of its issued and outstanding BEPC exchangeable shares for a one-year period.

Capital Expenditures
Our principal capital expenditures relate to the construction and maintenance of our renewable power generation fleet. The table below summarizes the amounts invested in capital expenditures for the periods presented.

US$ Millions	For the year ended December 31,
	2025	2024	2023
	$6,587	$3,733	$2,809
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
Our globally diversified portfolio of power assets has approximately 47,200 MW of operating capacity, annualized LTA generation of approximately 121,900 GWh and a development pipeline of over 200 GW, with renewables making up over 96% of our operating capacity.
The table below outlines our renewable power portfolio as at December 31, 2025:

	River Systems	Facilities	Capacity(1) (MW)	LTA(2) (GWh)	Storage Capacity (GWh)
Hydroelectric
North America(3)
United States	29	139	2,905	11,868	2,559
Canada	19	33	1,368	5,264	1,261
	48	172	4,273	17,132	3,820
Colombia(4)	11	31	3,373	16,656	3,703
Brazil	24	36	850	4,309	—
	83	239	8,496	38,097	7,523
Wind(5)
North America	—	59	7,158	22,503	—
Europe	—	64	5,121	17,420	—
Brazil	—	37	890	3,909	—
Asia–Pacific	—	80	3,584	9,433	—
	—	240	16,753	53,265	—
Utility-scale solar(6)(7)	—	282	13,993	26,360	—
Distributed energy & storage(8)	1	5,817	5,503	2,664	1,436
Total renewable power(5)(6)	84	6,578	44,745	120,386	8,959
(1)Includes Assets held for sale. Refer to Note 5 - Assets held for sale.
(2)LTA is calculated based on our portfolio as at December 31, 2025, reflecting all facilities on a consolidated and an annualized basis from the beginning of the year, regardless of the acquisition, disposition or commercial operation date. See Item 5.A “Part 9 – Presentation to Stakeholders and Performance Measurement” for an explanation on our methodology in computing LTA and why we do not consider LTA for our pumped storage and certain of our other facilities.
(3)Includes three battery storage facilities in North America (36 MW).
(4)Includes two wind plants (32 MW) and ten solar plants (419 MW) in Colombia.

(5)Excludes 356 MW of wind capacity with an LTA of 911 GWh included in our sustainable solutions segment.
(6)Excludes 333 MW of solar capacity with an LTA of 613 GWh included in our sustainable solutions segment.
(7)Includes one battery storage facility in North America (60 MW) and one battery storage facility in South America (3 MW).
(8)Includes pumped storage in North America (666 MW).
The following table presents the annualized long-term average generation of our renewable power portfolio as at December 31, 2025 on a consolidated and quarterly basis:

GENERATION (GWh)(1)	Q1	Q2	Q3	Q4	Total
Hydroelectric
North America
United States	3,343	3,395	2,208	2,922	11,868
Canada	1,270	1,513	1,246	1,235	5,264
	4,613	4,908	3,454	4,157	17,132
Colombia(2)	3,834	4,167	4,069	4,586	16,656
Brazil	1,059	1,073	1,087	1,090	4,309
	9,506	10,148	8,610	9,833	38,097

Wind	14,292	12,848	11,246	14,879	53,265

Utility-scale solar	5,478	7,523	7,974	5,385	26,360

Distributed energy & storage	590	782	756	536	2,664
Total(3)	29,866	31,301	28,586	30,633	120,386
(1)LTA is calculated based on our portfolio as at December 31, 2025, reflecting all facilities on an annualized basis from the beginning of the year, regardless of the acquisition, disposition or commercial operation date. See Item 5.A “Part 9 – Presentation to Stakeholders and Performance Measurement” for an explanation on our methodology in computing LTA and why we do not consider LTA for our pumped storage and certain of our other facilities.
(2)Includes two wind plants (174 GWh) and ten solar plants (761 GWh) in Colombia.
(3)Excludes 613 GWh solar and 911 GWh wind LTA related to our sustainable solutions investments to facilitate the decarbonization of a utility and independent power producer with operations in the Caribbean and Latin America.
The following table presents the annualized long-term average generation of our renewable power portfolio as at December 31, 2025 on a proportionate and quarterly basis:

GENERATION (GWh)(1)	Q1	Q2	Q3	Q4	Total
Hydroelectric
North America
United States	2,142	2,265	1,451	1,906	7,764
Canada	1,045	1,234	990	976	4,245
	3,187	3,499	2,441	2,882	12,009
Colombia(2)	1,428	1,551	1,515	1,706	6,200
Brazil	956	968	981	983	3,888
	5,571	6,018	4,937	5,571	22,097

Wind	2,524	2,349	1,924	2,613	9,410

Utility-scale solar	1,156	1,689	1,805	1,139	5,789

Distributed energy & storage	118	157	150	109	534
Total(3)	9,369	10,213	8,816	9,432	37,830
(1)LTA is calculated based on our portfolio as at December 31, 2025, reflecting all facilities on an annualized basis from the beginning of the year, regardless of the acquisition, disposition or commercial operation date. See Item 5.A “Part 9 – Presentation to Stakeholders and Performance Measurement” for an explanation on our methodology in computing LTA and why we do not consider LTA for our pumped storage and certain of our other facilities.
(2)Includes two wind facilities (65 GWh) and ten solar facilities (284 GWh) in Colombia.

(3)Excludes 25 GWh solar and 39 GWh wind LTA related to our sustainable solutions investments to facilitate the decarbonization of a utility and independent power producer with operations in the Caribbean and Latin America.
We also have investments in our sustainable solutions portfolio comprised of assets and businesses that enable the transition to net-zero through established but emerging technologies that require capital to scale, and in businesses where we believe we can leverage our access to capital and partnerships to accelerate growth. This portfolio includes our investment in Westinghouse (a leading global nuclear services business), and a utility and independent power producer with operations in the Caribbean and Latin America, as well as both operating assets and a development pipeline of carbon capture and storage capacity, agricultural renewable natural gas, materials recycling and a pipeline of eFuels production capacity.
We have comprehensive operational and development capabilities located in each of our core markets which we believe positions us to maintain and increase the value of our asset base while competitively positioning us for continued growth.
Operating Philosophy
We employ a hands-on, operations-oriented, long-term owner’s approach to managing our portfolio. We believe this approach ensures that we maintain and, where possible, enhance the value of our assets by being able to identify and manage technical, economic or stakeholder issues that may arise. The operation of our generating facilities is largely decentralized across North America, Europe, South America and Asia-Pacific, where our local teams have expertise and experience operating in their home markets. We support our operators with a corporate team that provides global oversight of Brookfield Renewable and, among other things, assists in the sharing of best practices, establishes consistent global policies on compliance, sustainability, information technology, health, safety and security, human resources, stakeholder relations, procurement, human rights, climate, governance and anti-bribery and anti-corruption.
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
Sustainability leadership. We believe that the success of our business is driven by operational excellence, strong investment returns and our strategy to support the energy transition. We are committed to responsible environmental and social practices that strengthen our resilience, manage risk, and support long-term value creation for our business. As one of the world’s largest publicly traded clean energy companies, we believe we are well positioned to support a responsible energy transition. See Item 4.B — “Business Overview — Our Approach to Sustainability”.
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
In May 2024, Brookfield Renewable and Microsoft signed a landmark global renewable energy framework agreement to contribute to Microsoft’s goal of having 100% of its electricity consumption, 100% of the time, matched by zero carbon energy purchases by 2030. The agreement between Brookfield and Microsoft is rooted in the two companies’ shared goals to decarbonize global energy supplies and reduce carbon emissions. The agreement provides a pathway for Brookfield Renewable, to deliver over 10.5 GW of new renewable energy capacity between 2026 and 2030 in the U.S. and Europe. The agreement includes the potential to increase its scope to deliver additional renewable energy capacity within the U.S. and Europe, and beyond to Asia-Pacific, India, and Latin America, and provides an incentive for Brookfield to build a large portfolio of new renewable energy projects over the coming years.
In July 2025, Brookfield Renewable signed a Hydro Framework Agreement with Google to deliver up to 3,000 MW of hydroelectric capacity in the U.S. by the end of 2032. The first contracted assets consist of hydroelectric facilities in Pennsylvania that we are relicensing, representing 670 MW of capacity. Brookfield Renewable and Google will initially focus in the mid-Atlantic and mid-continent electricity markets, with the flexibility to expand into other U.S. regions.
Utility Scale Wind, Solar and Battery Storage Operators and Developers
In addition to Brookfield Renewable’s interests in various renewable power operating assets, we, together with our institutional partners, are also invested in certain independent operating portfolio companies and development platforms based in the United States. Brookfield Renewable, through its portfolio companies and development platforms, has a geographically diverse portfolio of wind, utility-scale solar and battery storage projects located across the United States. In aggregate, Brookfield Renewable has an operating capacity of approximately 14,000 MW across utility-scale wind, solar and battery storage assets and an approximately 95,000 MW development pipeline in those technologies.
Our utility-scale development capabilities are strengthened through the following portfolio of independent, national utility-scale wind, solar and battery storage development platforms:
•TerraForm Power, a utility-scale platform with operations in the U.S. and Canada and an extensive development pipeline (as well as assets in South America and Europe)
•Scout Clean Energy, a leading national utility-scale renewable energy developer-owner-operator across highly attractive markets
•Urban Grid, a utility-scale developer in high-value markets in the United States
•Deriva Energy, a renewables platform focused on utility-scale projects with an extensive development pipeline and repowering opportunities
•Geronimo Power, previously known as National Grid Renewables, a renewable energy developer and owner-operator with a diversified portfolio of wind, solar, and storage projects and a strong development pipeline across multiple U.S. markets
In connection with the sale of a 2.3 GW portfolio of operating utility-scale renewable power projects in the U.S., Brookfield intends to enter into a Framework Agreement with a privately held renewable energy company for potential future sales of renewable assets from Brookfield-managed portfolio companies (including our development platforms) in the U.S. and Canada representing up to $1.5 billion of equity capital.

Distributed Generation
Complementing our utility-scale solar portfolio is Standard Solar, a market-leading owner and operator of commercial and community distributed solar and battery storage with end-to-end development capabilities, with approximately 770 MW of operating distributed generation solar and battery storage assets, and an approximately 3,500 MW development pipeline.
In December 2025, Brookfield Renewable, together with institutional partners, reorganized Luminace, a decarbonization-as-a-service platform, and sold a 100% interest in Luminace’s 1.5 GW portfolio of operating distributed generation assets and a 47% interest in Luminace’s 2.3 GW distributed generation development platform. Brookfield Renewable, together with institutional partners, retains a 53% interest in Luminace’s development platform.
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
In October 2025, Brookfield and Cameco entered a landmark strategic partnership with the U.S. Government which is expected to accelerate the scale deployment of Westinghouse’s nuclear reactor technologies in the United States and globally. Under the terms of the agreement, once the U.S. Government makes a final investment decision and enters into definitive agreements to complete the construction of new Westinghouse nuclear reactors in the United States with an aggregate value of at least $80 billion before January 2029, a contingent interest in Westinghouse will vest for the U.S. Government whereby it will be entitled to receive 20% of any cash distributions in excess of $17.5 billion made by Westinghouse.
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

We also have approximately 500 MW of wind and 100 MW of solar generation capacity located in Ontario and Alberta and over 1 GW of wind, solar and battery storage development capacity.
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
Spain
Our Spanish business includes 350 MW of CSP capacity. The principal revenues generated by our Spanish business’ CSP assets in Spain are received pursuant to a regulated return that is set by Spanish legislation. 150 MW of our CSP assets in Spain are entitled to a regulated rate of 7.39% through December 31, 2031, and 200 MW of CSP assets are entitled to a regulated return rate of 7.09% through December 31, 2025. The regulated return rate is set every six years and is in the process of being updated by the Spanish regulator for 2026 onwards.
United Kingdom
Our U.K. business includes a 10 MW solar facility located in England, OnPath Energy, a fully integrated renewables developer, a 67% interest in a 215 MW commercial and residential DG solar portfolio and a 12.45% stake in a 3.5 GW offshore wind portfolio.
OnPath Energy is a leading independent renewable energy development business in the U.K. with approximately 250 MW of operating assets and a development pipeline of approximately 3.5 GW across onshore wind, utility-scale solar and BESS technologies, growing our presence in this attractive market.
Roof Atrato Onsite Energy is a leading commercial and residential DG solar platform in the U.K. with total capacity of 215 MW and over 800 MW of development capacity. In July 2025, we entered into an agreement in principle for the contribution of Finlight, Powen’s Spanish and Portuguese DG business, to Roof Atrato Onsite Energy.
We own 12.45% minority stakes (3% net to Brookfield Renewable) in four of Ørsted’s operational U.K. offshore wind farms, Hornsea 1, Hornsea 2, Walney Extension, and Burbo Bank Extension, which have a combined total capacity of approximately 3.5 GW. Ørsted oversees the operation and maintenance of the wind farms, all of which are under long-term inflation-linked contracts for difference (CfD). We consider these assets as critical to supplying the U.K. with renewable power and supporting the country’s decarbonization objectives.
Italy
Our Italian business includes two solar PV projects under development in Italy with total capacity of approximately 134 MW. These were acquired under the framework development agreement signed in 2021 pursuant to which a developer in Italy will present us with the opportunity to invest in up to 500 MW of renewable power development opportunities in Italy.
Germany
Our German business includes a utility-scale solar development platform with 70 MW of operating assets and a 6 GW development pipeline.

X-Elio
X-Elio is a global solar development platform headquartered in Madrid. X-Elio’s diversified portfolio includes over 4,000 MW of operating and under-construction assets located in Spain, Germany, Mexico, Australia, Chile, the United States, Italy, Japan and Honduras. X-Elio also has a pipeline of approximately 12,000 MW of utility-scale solar in Spain, the United States, Italy, Japan, Mexico and Chile which includes a mix of advanced and early-stage projects. X-Elio has also begun developing an approximately 14,900 MW BESS pipeline in Australia, Germany, Italy, Spain, Japan, the United States, Mexico and Chile.
Finlight
In December 2025, we acquired 100% of Finlight, Powen’s Spanish and Portuguese distributed generation business, and sold our entire stake in the remaining Powen businesses. The business includes over 200 MW of operating capacity and an approximately 1,400 MW development pipeline. We have agreed in principle to contribute Finlight to Roof Atrato Onsite Energy following closing, which is expected to be completed in the first quarter of 2026, subject to customary closing conditions.
Polenergia
Brookfield Renewable, together with institutional partners, holds a 32% (8% net to Brookfield Renewable) equity interest in Polenergia, a large-scale renewable business in Poland. In May 2025, we made a final investment decision commencing the construction phase of the offshore wind farms Baltyk II and Baltyk III, with a planned capacity of 720 MW each, implemented together with our joint venture partner, an experienced offshore wind developer.
Polenergia’s operating portfolio is comprised of approximately 493 MW of wind generation assets and 149 MW of solar projects, and it continues to progress its over 4 GW development pipeline, of which 1.5 GW is offshore wind, approximately 2 GW is onshore wind and solar PV and 0.7 GW is battery storage projects.
Neoen
In April 2025, Brookfield Renewable, together with institutional partners, completed the acquisition of a 100% interest in Neoen, a leading global renewable energy developer headquartered in France.
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
Neoen has over 8 GW portfolio of wind, solar and BESS assets in operation or under construction located in France, Finland, Portugal, Sweden, Ireland, Italy, Germany, Australia, Mexico, El Salvador, Argentina, and Canada and approximately 40 GW advanced development pipeline located in those countries as well as Kuwait and Ecuador.
South American Business
Colombia
Our 2016 acquisition of Isagen with our institutional partners marked our entry into the Colombian market. Our consortium’s current ownership interest in Isagen is over 99% of which our share is approximately 37%. Isagen’s principal office is located in Medellín. Isagen's Colombian National System Control Center is also located in Medellín and allows for the remote monitoring and control our assets in the country.
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
Isagen is Colombia’s third-largest power generation company and owns and operates a 3,373 MW portfolio. This portfolio accounts for approximately 15% of Colombia’s generating capacity and principally consists of large reservoir-based hydroelectric facilities. The hydroelectric assets include the largest reservoir by volume in Colombia and are collectively able to store approximately 13% of their annualized long-term average generation. Isagen’s portfolio also includes 419 MW of solar operating assets and 32 MW of wind operating assets.
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
Additionally, in 2025 Brookfield Renewable, together with institutional partners, invested in Atera, a behind-the-meter energy efficiency platform in Colombia and Central America which operates over 360 projects in Colombia, Honduras and Panama, including solar DG, thermal districts, industrial solutions, and other energy efficiency solutions.
Brazil
The principal office of our Brazil business is located in São Paulo which oversees our operations in Brazil. Our Brazilian National System Control Center is located in Rio de Janeiro and allows for the remote monitoring and control of nearly all of our assets in the country. Our business in the country has full hydroelectric, wind and solar operating capabilities, as well as development and construction oversight expertise.
Brookfield first invested in Brazil over 100 years ago. Recognizing Brazil’s growing demand for power and strong renewable resource base, Brookfield re-entered the Brazilian power market in 2003 and, since then, has grown its hydroelectric asset base significantly, currently consisting of 36 facilities on 24 river systems totaling approximately 850 MW of capacity. We entered the wind business in Brazil in 2015 with the acquisition of five wind farms, all operational. We subsequently acquired a 295 MW wind portfolio and in 2021 commissioned our first solar facility, a 357 MW project. In 2023, we completed the construction of our second solar facility, a 1.2 GW project, acquired two wind portfolios totaling 197 MW of capacity, and completed the construction of a 248 MW wind complex. In 2024, we completed the construction of a third solar facility, a 423 MW project. In 2025, we divested the last two biomass facilities.
In aggregate, we own and operate facilities totaling approximately 3.8 GW located in 10 Brazilian states representing approximately 44% of the country’s population and approximately 40% of the economic activity (in GDP terms). As such, we believe our business in Brazil is particularly well positioned to participate in a large and diversified economy with further developmental potential. Since 2003, we have developed and built 48 facilities totaling approximately 2.3 GW of capacity.
Rights to hydroelectric sites are secured in Brazil by obtaining authorizations (such as water use leases) and concessions from the Brazilian Ministry of Mines and Energy through the National Agency for Electric Energy (“ANEEL”). We generally focus on SHPPs, a category of hydroelectric power plant with less than 30 MW of capacity. SHPP plants can be secured directly from ANEEL, whereas sites for hydroelectric plants above 50 MW can only be granted by public auction, requiring developers to bid the lowest tariff in order to win the concession and a PPA with local utilities. Of our authorizations and concessions (including hydroelectric, wind and solar), approximately 93% have remaining terms of more than nine years. Generally, our hydroelectric authorizations provide for an initial term of 35 years and the possibility to renew for an additional 30-year period subject to payment of certain amounts under a water lease. Similarly, hydroelectric concessions provide for an initial term of 30 years with the possibility to renew the concession for an additional 30-year period, subject to payment of an amount equivalent to the estimated grant revenue. On the other hand, wind and solar authorizations provide for a fixed 35 year, non-renewable term. Wind and solar authorizations can also be secured from ANEEL.
Brookfield Renewable, together with institutional partners, holds a 95% (19% net to Brookfield Renewable) equity interest in IVI Energia, a distributed generation platform in Brazil with approximately 300 MW of operating and development assets.
Asia-Pacific Business
India
Brookfield Renewable entered the Indian market in 2017. Our Indian portfolio consists of approximately 2,500 MW of operating capacity, comprised of approximately 1,000 MW of utility-scale wind and 1,500 MW of utility-scale and distributed generation solar. Our development pipeline in the country is currently over 21,000 MW. Our Indian portfolio includes our investment in Leap Green, a leading platform in the space with more than 500 MW of operating wind assets and approximately 2,300 MW of development pipeline. Also included in our portfolio is Evren, a joint venture with a leading Indian renewable energy company, with over 10,000 MW of development pipeline and Avaada, a leading renewable platform with additional investments in renewable development projects, and solar panel and green ammonia production facilities. We believe India represents a growth opportunity for Brookfield Renewable as it is a sizeable market with ambitious energy targets and significant potential for clean energy development.
In February 2026, CleanMax, a renewable operating and development platform forming part of our Indian portfolio, launched an initial public offering of its equity shares, which is expected to close in the first quarter of 2026. Following closing, Brookfield Renewable, together with institutional partners, is expected to retain a minority equity stake in CleanMax following closing of the initial public offering.
China
Brookfield Renewable entered the Chinese market in 2017. Our operating portfolio consists of approximately 3,400 MW of generation capacity and includes approximately 2,800 MW of wind, 130 MW of utility-scale solar and 540 MW of distributed generation solar. In January 2025, we completed the termination of our commercial and industrial rooftop solar joint venture with GLP Pte. Ltd. As a result, Brookfield Renewable, together with institutional partners, now controls a portfolio of approximately 630 MW of distributed generation assets in China. We believe that the size of the market in China coupled with ambitious targets for the expansion of renewable energy represents a significant growth opportunity for Brookfield Renewable.
South Korea
Brookfield Renewable, together with institutional partners, entered the South Korean market in 2024 with our investment in Hanmaeum Energy, a full-service platform with approximately 180 MW of utility-scale and distributed generation solar and 1 GW of development projects and identified acquisition opportunities. We believe that South Korea is a very attractive market for Brookfield Renewable with strong policy objectives and corporate demand for clean power that is outpacing supply.
Southeast Asia
Brookfield Renewable, together with institutional partners, entered the Southeast Asia market in 2025 through the acquisition of a 95% ownership interest in Alba Renewables, a Singapore-based clean energy development platform with a 1.8 GW portfolio spanning wind, solar and battery storage in the Philippines and Thailand. Brookfield Renewable, together with institutional partners, also acquired a 100 MW operating wind asset in Vietnam that is expected to be integrated into the Alba platform, serving as a seed asset for expansion into the Vietnamese market.
Additionally, in 2025, Brookfield Renewable, together with institutional partners, entered into a joint venture with Solarvest to jointly develop, construct and operate up to 1.5 GW of utility-scale solar and battery energy storage projects in Malaysia.

Other Businesses
Brookfield Renewable, together with institutional partners, owns and operates 101 MW of solar generation capacity in Chile, as well as an 89% interest in a distributed generation development platform with approximately 100 MW of operating and under construction capacity and approximately 400 MW of development projects.
Brookfield Renewable, together with institutional partners, also holds a minority equity interest in InterEnergy, a leading utility and independent power producer with a portfolio of approximately 2 GW of high-value infrastructure and approximately 500 MW development pipeline of renewable and firming capacity with operations in the Caribbean, Central and South America, to help accelerate its energy transition plan.
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
Corporate Office
Our main corporate office is in Toronto, Ontario and provides oversight on a global basis of Brookfield Renewable. Our corporate group has approximately 235 employees, including both the corporate office and the Service Provider, who are largely based in Canada, the United States and the U.K.
Our Competitive Strengths
Brookfield Renewable is a globally diversified, multi-technology, owner and operator of clean energy and sustainable solutions assets. Our strategy is to utilize our global reach, scale capital and experience to acquire and develop high quality clean energy and sustainable solutions assets below intrinsic value, finance them on a long-term, low-risk and investment grade basis through a conservative financing strategy and then optimize cash flows by applying our operating expertise to enhance value or bring these assets into production, generating incremental cash flows for our business.
One of the largest, public decarbonization businesses globally with a strong track record of value creation. Brookfield Renewable has a 25-year track record as a publicly traded operator, developer and investor in renewable power and sustainable solution assets. Today we have a large, multi-technology and globally diversified portfolio that is supported by approximately 5,870 experienced employees (inclusive of employees employed by our consolidated portfolio companies). Brookfield Renewable invests in assets directly, as well as with institutional partners, joint venture partners and through other arrangements. We have also made investments in sustainable solutions, comprised of assets and businesses that enable the transition to net-zero where we can leverage our access to capital and partnerships to accelerate growth, and emerging transition asset classes where our initial investment positions us for potential future large scale decarbonization investment. Our sustainable solutions portfolio also includes investments in power transformation opportunities where we have invested in businesses to enable the reduction of greenhouse gas emissions through the deployment of traditional renewables.
Our globally diverse portfolio helps to mitigate resource variability, and improves consistency of our cash flows. Our organic growth and acquisitions are typically done through Brookfield's private funds and therefore on a proportionate basis Brookfield Renewable's business will continue to diversify but remain heavily weighted to our premium, critical hydroelectric assets.
Our renewable power portfolio consists of hydroelectric, wind, utility-scale solar, DG and storage facilities in North America, South America, Europe and Asia-Pacific, and our total power portfolio consists of approximately 47,200 MW of installed capacity. We also have a large global development pipeline of over 200 GW. Our portfolio of sustainable solutions assets includes our investments in Westinghouse (a leading global nuclear services business), a utility and independent power producer with operations in the Caribbean and Latin America, as well as both operating assets and a development pipeline of carbon capture and storage capacity, agricultural renewable natural gas, materials recycling and a pipeline of eFuels production capacity.

The following charts illustrate Funds From Operation on a proportionate basis(1):
(1) Figures based on Funds From Operation for the last twelve months, net to Brookfield Renewable, adjusted to long-term average generation and excluding other income.

Diverse and high-quality portfolio of renewable power and sustainable solutions assets. Brookfield Renewable has a complementary portfolio of hydroelectric, wind, utility-scale solar, energy storage and distributed generation and other sustainable solutions assets:
•Hydroelectric Power. Today, hydroelectric power is the largest segment in our portfolio and continues to be a premium and differentiated technology as one of the longest life, lowest-cost and cleanest forms of power generation. Hydroelectric plants have high cash margins and storage capacity with the ability to dispatch power at all hours of the day.
•Wind & Solar Power. Our wind and utility-scale solar generation facilities provide exposure to some of the fastest growing renewable power sectors, with high cash margins, zero fuel input cost, and diverse and scalable applications. Wind and solar are now among the lowest cost forms of power generation available globally.
•Energy Storage & Distributed Generation. Our energy storage facilities provide the markets in which they are located with critical services to the grid, including dispatchable generation, and our distributed generation assets provide independent, secure, behind the meter power solutions to customers.
•Sustainable Solutions. Our sustainable solutions assets, such as carbon capture, renewable natural gas capacity, our nuclear services business and our eFuels business, are helping corporates and countries enhance their operations and achieve their net-zero goals.
With our scale, diversity, operating and development capabilities and the quality of our assets, we are competitively positioned relative to other renewable power and transition companies. Our large pipeline and differentiated capabilities provide significant scarcity value and growth potential for our investors.
Best-in class operators and developers. Brookfield Renewable has approximately 5,870 experienced operators (inclusive of employees employed by our consolidated portfolio companies) that are located across the globe to help optimize the performance and maximize the returns of all our assets. Our experience operating, developing, and managing power generation facilities spans over 120 years. We continue to accelerate our development activities as we build out our over 200 GW renewable power pipeline, and further enhance our decarbonization offering to our customers through the build out of our sustainable solutions assets, which includes opportunities to invest in material recycling, CCS, RNG, eFuels and others. Increasingly, the combination of our operating and developing capabilities with our growth pipeline is differentiating our business as the partner of choice for buyers of clean power and entities looking to decarbonize, driving the growth of our business.
Positioned to meet growing demand for power, accelerate decarbonization and improve the stability of electricity grids. Energy demand continues to accelerate, driven by the multi-decade trends of electrification and reindustrialization, and this has been further amplified by AI in recent years. Today, renewables are the lowest cost source of bulk power generation in most regions, and the most readily deployable, making them among the most viable solutions to help meet energy demand growth. We are positioned to meet this demand with our large, diverse global development pipeline and differentiated capabilities. In addition to power demand growth, renewables help mitigate energy security risks while also enabling corporates and governments to achieve their decarbonization goals. We believe that our scale and global operating, development and investing capabilities make us well positioned to partner with governments and corporates to help them achieve their transition targets, while also improving the stability of grids through the delivery of secure, low-cost renewable power.
Strong financial profile and conservative financing strategy. Brookfield Renewable maintains a robust balance sheet, strong investment grade rating, and access to global capital markets to ensure cash flow resiliency through the cycle and flexibility to opportunistically deploy capital. Our approach to financing is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment grade basis with no financial maintenance covenants. Approximately 90% of our debt is either investment grade rated or sized to investment grade metrics. Our corporate debt to total capitalization is approximately 14% and approximately 90% of our borrowings are non-recourse. Corporate borrowings and proportionate non-recourse borrowings have weighted-average terms of approximately 13 years and 10 years, respectively, with no material maturities over the next five years. Approximately 96% of our financings are effectively fixed rate and only 12% of our debt outside North America and Europe is exposed to changes in interest rates. Our available liquidity as at December 31, 2025 is over $4.6 billion of cash and cash equivalents, investments in marketable securities and the available portion of credit facilities.
Well positioned for cash flow growth and an attractive long term distribution profile. We have diverse, reliable and derisked cash flow growth levers that help enable our stable distribution growth target of 5% to 9% annually. Our business is funded by internally generated cash flows, asset recycling and upfinancing which support organic development and acquisition activities that contribute to cash flow growth. Our operating cash flows also have embedded growth levers including inflation escalations in the vast majority of our contracts, potential margin expansion through revenue growth and cost reduction initiatives.
Disciplined investment strategy and differentiated capabilities. Our global scale, access to capital and capabilities across technologies allow us to flexibly deploy capital in order to earn strong risk-adjusted returns. We take a disciplined approach to allocating capital into development and acquisitions focused on downside protection and preservation of capital, leveraging Brookfield’s team of over 150 investment professionals globally who are dedicated to sourcing and underwriting accretive acquisitions on an opportunistic basis. Our ability to develop and acquire assets is strengthened by our operating and project development teams across the globe, our commercial and supplier relationships, our strategic relationship with Brookfield, and our liquidity and capitalization profile.
Differentiated approach to asset development and asset management. We employ a conservative, differentiated approach with respect to asset development and management whereby we look to remove what we call “basis risk” before committing significant capital. To do this, we look to secure financing, customer agreements and engineering, procurement and construction contracts concurrently so we have strong visibility on cash flows and can lock-in our target returns. Where possible, we look to secure fixed rate financing, inflation indexed customer agreements and full wrap construction contracts to minimize uncertainty and provide strong visibility to our cash flows.
Decarbonization Growth Opportunity
Demand for clean energy and broader decarbonization solutions continues to increase, driven increasingly by rapid growth in power demand, the need for secure and reliable energy systems, and the economics of clean energy technologies, which are now the lowest-cost sources of power generation in most markets globally. This shift is expanding demand well beyond traditional renewable generation to include grid infrastructure, storage, firm low-carbon power, and electrification and efficiency solutions across the economy. Advancing the energy transition and meeting the increasing energy demand is expected to require substantial capital – in excess of $200 trillion over the next three decades – and will require significant expertise and investment in both scalable clean energy solutions and electrification and investment to convert carbon-intensive industries to cleaner and more sustainable methods of production.
Global Clean Energy Drivers
We believe that strong continuing growth in renewable power generation and other decarbonization investment opportunities will be driven by the following:
Accelerating demand from digitalization, AI and electrification. With the continued proliferation of artificial intelligence and growth in cloud computing, technology companies are investing heavily in data center development to support the roll out of new products and digitalization. The increased computing power and energy requirements from AI is resulting in an acceleration in demand for power in developed markets. Large technology companies, who have 100% green power targets, are increasingly looking for reliable partners to deliver scale renewable power solutions and with renewables being the most readily deployable source of new power, in addition to being the most affordable, they represent the most viable solution. Demand for power is also increasing on the back of broader electrification of industry, and traditional renewables technologies and battery storage solutions can be combined to help deliver the required power. Growing demand for reliable, large-scale power is also driving increased investment in nuclear energy, valued for its clean, scalable, and baseload capabilities to support electricity demand growth.
Renewable energy is increasingly the most viable solution to meet electricity demand growth. Renewable power is the lowest cost source of bulk electricity in most markets around the world and costs are expected to continue to fall as supply chains diversify and expand. In 2024, renewables made up approximately 32% of global electricity generation compared to approximately 21% in 2012, while coal, gas and oil fell from a combined approximately 68% down to approximately 59% over the same period. We expect that utilities and corporates will increasingly seek to grow exposure to renewables to both meet increasing power needs and limit exposure to volatile fuel costs.
Energy security is an increasing priority. Since the onset of the conflict in Ukraine in February 2022, there has been a renewed focus on energy security in Europe and globally, and the recognition that renewables can reduce dependence on imported gas and energy costs. In May 2022, the E.U. released its REPower E.U. strategy which aims to make Europe independent from Russian gas imports by 2027. The strategy increased wind and solar generation targets to over 1,200 GW of total installed capacity by 2030 to reduce gas consumption for power generation and further support green hydrogen production to reduce industrial gas consumption. In April 2025 the U.K. pledged to invest £300 million in offshore wind projects as part of its energy security efforts. Beyond Europe, there has also been an increase in ambition for renewable deployment in China, India and the United States to reduce dependence on imported fuels and reduce energy costs. For example in the United States, executive orders signed in May 2025 seek to strengthen the domestic industrial base for nuclear power through development of the workforce, furthering fuel-cycle independence, and reducing reliance on foreign suppliers of uranium, enrichment and conversion services.
Mainstream recognition of climate change risk and serious commitment to action. Global support for decarbonization – and by implication the further promotion of renewable technologies – was solidified in December 2015 as 197 countries agreed at the COP21 Conference in Paris to develop national strategies consistent with limiting the increase in global temperature by 2050 to less than two degrees Celsius above pre-industrial levels. Since the Paris Agreement was adopted, it has been ratified by over 190 countries. In December 2023, at COP28 in the UAE, parties undertook the first-ever Global Stocktake to assess collective progress toward the Paris Agreement’s goals, culminating in the UAE Consensus, which reinforced the need to reduce greenhouse gas emissions, transition away from fossil fuels in energy systems, and accelerate the deployment of clean energy, including a global call to triple renewable energy capacity and double energy efficiency improvements by 2030. Momentum continued at COP29 in Azerbaijan, where parties agreed on a new collective quantified goal on climate finance, committing to mobilize at least $300 billion annually by 2035 for developing countries, with an emphasis on scaling finance from public, private, and multilateral sources. Most recently, COP30 in Belém, Brazil, widely described as a “COP of implementation”, focused on translating commitments into action, adopting the Belém Political Package to strengthen multilateral cooperation, scale adaptation finance, advance just transition mechanisms, and accelerate climate action across mitigation.
Supportive policy and regulation. Regulatory support for the development of clean energy typically includes renewable portfolio standards (“RPS”), which require electricity distributors to obtain a minimum percentage of their power from renewable energy resources by specified target dates, and tax incentives or direct subsidies. Globally, around 145 countries covering 80% of global emissions have announced or are considering net-zero targets. While these policies help signal climate risk, mobilize finance and enable investment in clean energy, it is the cost competitiveness and speed to market of renewables and demand for power that are ultimately driving development of new clean power, irrespective of the incentive schemes or policies. Also see Item 3.D “Risk Factors — Risks Relating to Our Operations and Our Industry”.
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
North America
United States
Demand for power in the U.S. has significantly increased over the past three years on the back of accelerating digitalization and the proliferation of AI. The large “hyperscaler” cloud service providers are headquartered in the U.S. where they are investing the most capital to deploy this technology. Further, policy momentum to drive greater industrial, manufacturing, and data center activity in the country are expected to dramatically accelerate electricity demand in the U.S. These tailwinds, and renewable power’s position as the lowest cost source of bulk power and most readily deployable technology is driving increased investment in the country. Today corporate demand is a large driver of investment in new renewables. For example, there are now almost 440 members of the “RE100” group of companies that have committed to transition their electricity supply to 100 percent renewable by at least 2050, providing low cost, clean and secure power for their businesses.
In addition to the strong demand for power, there has been broad-based policy momentum in the U.S. toward increased energy independence and the reliability of generation sources such as hydropower and nuclear. Additionally, the U.S. is the world’s second largest wind market with approximately 153,000 MW of installed wind capacity. One of the drivers of renewable power growth in the country has been the adoption of RPS targets in 29 states, the District of Columbia, Puerto Rico, and Guam. In addition, growth has been driven by various government incentive programs that have helped with the initial development of renewable power supply chains and to bring down costs.
In July 2025, the One Big Beautiful Bill Act (the “OBBBA”) was signed into law. The OBBBA provides clarity with respect to clean energy incentives in the U.S., and continues long-term policy support for nuclear generation, hydropower, and energy storage. The OBBBA is also expected to support scaling of the domestic supply chain in the U.S. for clean energy technologies and generation. Also see Item 3.D “Risk Factors — Risks Relating to Our Operations and Our Industry”.
In the U.S., we are primarily focused on power markets in the northeast (New York, New England), the mid-Atlantic (including the PJM ISO and north SERC regions), California, the Midwest (including the MISO region) and Texas (ERCOT). These regions benefit from competitive wholesale power markets, growing electricity demand and an increasing need for reliable and flexible generation, supporting continued demand for renewable power. We are also seeing increasing demand for decarbonization-as-a-service, which we expect to be a multi-billion opportunity over the next decade, with investment driven by ambitious sustainability targets and as potential customers face pressure to decarbonize through clean power, electrification and reduced energy consumption.

Canada
In Canada, most of our operating portfolio is located in Ontario, Québec and British Columbia, provinces that have historically been leaders in the procurement of renewable power. All three provinces have been conducting requests for proposals to procure additional renewable power to meet their energy transition targets and to meet growing demand. Ontario, in particular, has committed to the largest electricity procurement in the province's history in the next three years, whereas Québec has committed to double its renewable capacity by 2050. We also own an operating solar project in Alberta. Federal and provincial governments are advancing regulatory reforms that would promote the construction and development of clean technologies. Federal refundable investment tax credits are now largely available, and will continue to promote capital investments in electricity generation systems across several technologies including hydro, wind, solar and storage, which we expect to have a positive impact on the commercial viability and competitiveness of our development projects.
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
Europe
The European renewable energy market represents a significant growth opportunity for our business. Across the E.U. and the U.K., a population of approximately 520 million is served by a power system with a capacity of more than 1,000 GW, generating approximately 3,000 TWh annually. Renewable generation technologies account for over half of total installed capacity, including approximately 160 GW of hydroelectric, 270 GW of wind and 330 GW of solar PV capacity. Our investment and growth strategy in Europe focuses on larger, low-sovereign risk markets that have both a record of reliable renewable policies and renewable assets with attractive long-term fundamental value and scarcity attributes.
Europe has long been at the forefront in adopting policies to support renewables development. In 2022, the E.U. further increased renewable deployment and decarbonization ambitions as part of a package of measures with the goal of cutting Russian gas imports to zero before 2030. In the REPower E.U. plan, the E.U. committed to increasing renewables deployment targets for 2030 by another 10% compared to the previous targets, which would roughly require over 313 GW of additional wind-equivalent power capacity and 387 GW of additional solar capacity by 2030 across the E.U. Historically, individual member states have sought to meet binding E.U. targets through incentive programs such as the use of long-term contracts for differences, as in Germany, U.K. and Poland. This has been complemented by growth in demand for PPAs from corporate counterparties looking to decarbonize as well as hedge their power costs. Over 10 GW of corporate PPAs were entered into in Europe in 2025.
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
Spain
Spain is among the largest renewable markets in Europe and prospects of growth are significant based on the National Energy and Climate plans submitted to the European Commission. The market has stable and favorable contractual frameworks for renewables. Our regulated Spanish assets benefit from a “return on investment” based regime by which they receive an overall payment equivalent to the costs and initial investment to develop the project plus a reasonable regulated return on investment (approximately 7.1% for the majority of our assets). Additionally, a significant part of this regulated payment is based on capacity which provides certainty of cash flows to producers as market and volume risk is reduced.
United Kingdom
The U.K. has ambitious longer-term carbon targets to reduce greenhouse gas emissions by at least 81% from 1990 levels by 2035, with intermediate milestones set out in five-year carbon budgets and written into law. In 2019, the U.K. became the first major economy to legislate a net-zero emission target for 2050. To achieve these carbon targets, the U.K. government has announced a series of intermediary targets for renewable deployment. First, they aim to deploy 43-50 GW of offshore wind, 27-29 GW of onshore wind, and 45-47 GW of solar power in the U.K. by 2030. Secondly, the U.K. government has a target for clean power to meet 100% of electricity demand by 2030.
Poland
Poland is a high growth European market where local coal represents 56% of generation but the government is supportive of increasing renewable power generation. Demand for power is growing at one of the fastest rates in Europe, supported by strong economic growth. Poland is expected to remain one of the top growing economies in the E.U., is one of the largest countries in the E.U. by population, has the lowest sovereign leverage in the E.U. and has a stable currency that is supported by inflation in line with the E.U. average. Additionally, Poland has one of the strongest PPA markets in Europe, as corporate offtakers of renewable power seek to avoid high power prices and secure clean energy in a power market that remains dominated by coal.
Germany
With the largest economy in Europe and ambitious renewable targets, Germany has been a strategic region for future investments and development for Brookfield. The German market has the highest power demand in Europe at an average of above 530 TWh per year, with the largest demand coming from its robust industrial base. Historically, Germany has met this high demand through gas imports from Russia and coal and nuclear for power generation. But to reduce Russian gas imports and phase out coal power generation, the German government has increased renewable auction targets to 35 GW per year of additional onshore wind and solar to achieve a total capacity of 330 GW by 2030.
France
France is one of the key European markets for future investments and development as it is the second largest market in Europe, and it has ambitious emissions reduction targets of 50% reduction by 2030. France has one of the lowest carbon intensities in Europe due to its large nuclear and hydro fleet. However, with growing demand and aging nuclear assets, it will need at least an additional 43 GW of solar and onshore wind by 2030 to meet its emissions targets. France has many support schemes for renewables, including a contract for difference scheme offering 20-year indexed contracts for utility scale renewables.
South America
Colombia
Colombia’s real gross domestic product has grown at an average rate of approximately 4% per year, while growth in demand for electricity has averaged approximately 3%. Over the long-term, we anticipate that electricity demand growth will be approximately 2.5% per year, reflecting our long-term view of gross domestic product growth and a view that per capita power consumption will converge with neighboring countries. Per capita power consumption of approximately 1,550 kWh per year in Colombia is well below that of most regional peers and only 10% of that in the United States.
As at October 31, 2025, Colombia had a total installed capacity of over 21 GW with hydro accounting for almost 65% of the supply mix and the remainder being supplied by natural gas, coal, diesel and solar. We expect that meeting Colombia’s growing demand for firm energy will become more difficult over time as recent challenges with the construction and operation of a dam near Ituango has made large-scale hydro development more challenging (despite significant untapped hydro resources) and natural gas imports are increasingly required to meet domestic needs due to falling natural gas production in Colombia. We believe we will be able to leverage our underlying hydro business to help the country meet its energy needs by extending the duration of contracts with customers and participating in opportunistic acquisitions and development projects.
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

Brazil’s generation capacity increased by 14.2 GW over the past year, reaching a total of 248 GW, with 90% of the expansion coming from solar power (including DG) and wind power plants. The Brazilian energy planning agency projects an average annual demand growth of 3.3% between 2025 and 2035. The agency estimates that, by the end of 2034, Brazil’s installed capacity will reach 332 GW. In this scenario, the renewable energy sector will account for 85% of total capacity, which emphasizes the country’s reliance on sustainable energy sources to address its future energy needs.
We believe there are two additional aspects of the Brazilian market that make our business there compelling. First, the majority of our hydroelectric facilities participate in the MRE, which significantly reduces the impact of variations in hydrology on our cash flows. Second, our SHPPs and our wind and solar assets operate in a segment of the market that benefits from certain preferred economic and regulatory rights. Customers that purchase power from these plants benefit from a special discount for the use of the distribution system which, in turn, enables generators like us to capture a portion of this discount through higher prices to end-user customers.
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
Australia
Australia is a market with strong potential for renewable power development, supported by abundant wind and solar resources and a large portion of energy that comes from fossil fuels (61% in 2024). In 2025, the country re-affirmed its 2035 emissions reduction target of 62-70% below 2005 levels, providing a clear pathway to achieve net zero by 2050. To help reach these targets, the Australian government continues to implement policies to unlock new renewables including a A$20 billion investment in the network infrastructure and a government revenue underwriting scheme for up to 40 GW of renewable and dispatchable capacity, estimated to support up to A$73 billion in new investment.
South Korea
South Korea is a market with substantial potential for renewable power development with one of the lowest renewables penetration rates. While South Korea’s electricity consumption per capita is one of the highest globally due to its manufacturing industry concentrated economy, renewable energy sources account for less than 10% of its energy mix and fossil fuels account for more than 50%. As Korean manufacturers serve the global economy, they are under strong pressure to use green electricity and such market dynamics strongly support favourable contractual frameworks and commercial terms for renewable energy developers. In line with market needs, the South Korean government is aiming to reduce 40% of carbon emissions by 2030 and achieve carbon neutrality by 2050.
Southeast Asia
Through our participation in the Catalytic Transition Fund, an energy transition fund focused on investments in emerging and developing markets, Brookfield Renewable entered the Malaysian, Philippine and Vietnamese markets in 2025. We believe Southeast Asia represents an attractive renewable growth market, supported by strong demand growth, improving regulatory frameworks and ambitious decarbonization targets. Malaysia currently derives approximately 25% of its energy mix from renewables and is targeting 40% installed capacity by 2035 and 70% by 2050, supported by its Corporate Renewable Energy Supply Scheme, which enables long-term virtual PPAs for corporates accelerating private sector participation and industrial decarbonisation. The Philippines benefits from a liberalized power market and strong policy support, targeting 35% renewable generation by 2030 and 50% by 2040, underpinned by tax incentives, a coal moratorium and government-run Green Energy Auctions that have awarded over 20 GW of capacity. Vietnam is experiencing rapid power demand growth driven by industrialization and supply chain diversification, with government targets to increase non-hydro renewables to 28–36% by 2030 and 74–75% by 2050, alongside rising corporate demand for clean energy supported by reforms enabling greater bilateral contracting.
Other Markets
Together with our institutional partners we also own operating assets in Chile. Our interests in X-Elio and Neoen have given us access to a number of new markets. X-Elio's diversified portfolio includes operating and development assets in Mexico, Australia, Italy and Japan, as well as in jurisdictions where we already have an established presence, such as the United States, Spain, Chile, Brazil and Colombia. See “Item 4.B – Business Overview – European Business – X-Elio” above. Additionally, Neoen’s portfolio includes operating and development assets in France, Portugal, Finland, Sweden, Ireland, Australia, Mexico, El Salvador, Argentina, Jamaica, Zambia, Mozambique, Croatia, Ecuador and Guatemala, as well as in jurisdictions where Brookfield Renewable has existing investments, like Italy, Germany and Canada. See “Item 4.B – Business Overview – European Business – Neoen” above.
Other Potential Markets
We are actively monitoring other jurisdictions within or proximate to our core markets in North America, South America, Europe and Asia-Pacific where we see strong potential for renewable power development and investment. Additionally, Brookfield continues to raise funds for the Catalytic Transition Fund, which is expected to provide Brookfield Renewable (through its participation in such fund) exposure to certain markets that Brookfield Renewable has not historically invested in.
Our Growth Opportunity
We believe that the current environment offers attractive opportunities that we expect will allow us to deploy capital, on an accretive basis, in the following ways:
•Brookfield Renewable’s development pipeline. In addition to growing our business through acquisitions, we intend to pursue organic growth by developing our over 200 GW development pipeline, including by investing in portfolio companies with established development businesses.
•Asset monetization and divestitures. Significant renewable power generation capacity is owned by industrial companies, smaller independent power producers, private equity investors, utilities and foreign companies. These types of owners sell assets either because power generation is not their core business, their investment horizons are shorter or a particular market ceases to be strategic. In addition, some large independent power producers may seek to sell assets to bolster their balance sheets. We are well positioned with significant access to capital and broad capabilities to acquire platforms and assets and drive value creation.
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
•Demand for decarbonization solutions. We believe we can support companies and governments in their efforts to decarbonize, including by investing in energy transition solutions such as distributed generation, carbon capture and storage, eFuels, production process upgrades, service businesses that facilitate the transition to net zero and resilient infrastructure. We are also seeing increased investment in nuclear generation in order to meet accelerating power demand and enhance grid reliability. Our ownership of

Westinghouse helps position us to deploy capital in this area in a disciplined and strategic manner as well as benefit from the growth of the nuclear sector more broadly.
•Privatizations. We believe that governments will continue to engage the private sector in providing funding solutions for infrastructure requirements that could increasingly involve sales of existing assets or funding and executing the development of new assets. Our proven operating track record, global scale, and strong partnerships with offtakers, utilities, and institutional investors position us well to capitalize on these opportunities.

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
We have strong line of sight on our pricing profile as a result of our long-term PPAs with high quality offtakers. Approximately 70% of our revenues are indexed to inflation and, excluding our Colombia and Brazil hydroelectric portfolios, approximately 90% of our production is contracted, with a weighted average remaining duration of 13 years on a proportionate basis. This, combined with a well-diversified portfolio that reduces variability in our generation volumes, enhances the stability of our cash flow profile.
The majority of our long-term PPAs are with investment-grade rated or creditworthy counterparties. The economic exposure of our contracted generation on a proportionate basis is distributed as follows: power authorities, (33%), distribution companies (24%), industrial users (32%) and Brookfield (11%). On a proportionate basis, Brookfield Renewable has contracted approximately 91% of 2026 generation at an average price of $74 per MWh.
As at December 31, 2025, over the next five years Brookfield Renewable has on average approximately 3,567 GWh on a proportionate basis and 14,941 GWh on a consolidated basis of energy annually that is uncontracted. This positions us well to re-contract in the current favorable environment where we are seeing attractive terms of pricing for power.
The following table presents, on a proportionate basis, Revenues, Adjusted EBITDA and Funds From Operations on a segmented basis for the fiscal years ended December 31, 2025, 2024 and 2023.

	Revenues			Adjusted EBITDA(1)			Funds From Operations(1)
(MILLIONS)	2025	2024	2023	2025	2024	2023	2025	2024	2023
Hydroelectric
North America	$1,063	$932	$1,029	$659	$575	$670	$378	$300	$402
Brazil	197	208	240	138	151	172	121	130	146
Colombia	347	338	293	226	176	175	108	81	76
	1,607	1,478	1,562	1,023	902	1,017	607	511	624
Wind	596	629	511	481	631	493	303	484	382
Utility-scale solar	469	416	365	494	464	372	345	349	261
Distributed energy & storage	261	227	241	504	229	180	453	186	133
Sustainable solutions	609	496	147	198	165	61	161	143	52
Corporate	—	—	—	(2)	17	59	(535)	(456)	(357)
Total	$3,542	$3,246	$2,826	$2,698	$2,408	$2,182	$1,334	$1,217	$1,095
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
As at December 31, 2025, our renewable power portfolio benefits from significant hydrology diversification, with assets distributed on 83 river systems in four countries. Our North American and Colombian assets have the ability to store water in reservoirs approximating 22% of their annualized long-term average generation. Most of our assets in Brazil are eligible to benefit from a framework that levelizes generation risk across hydroelectric producers.

We believe the ability to store water in reservoirs in North America and Colombia, as well as the benefit from levelized generation in Brazil, allows us to mitigate hydrological fluctuations, optimize production and minimize losses due to outages.
North America. In North America, we generate renewable power revenues primarily through energy sales secured through long-term PPAs with creditworthy counterparties such as government-owned entities or power authorities (including for example, Ontario’s Independent Electricity System Operator, Hydro-Québec, and BC Hydro), load-serving utilities (such as Entergy Louisiana), Brookfield, and industrial and commercial power users (including Amazon, Microsoft and Google). Our North American renewable power portfolio is largely contracted pursuant to long-term PPAs that are generally structured on an “offtaker” basis without fixed or minimum volume commitments. As a result, we believe we are exposed to minimal risk of having to supply power from the market to customers when we are experiencing low hydrology or wind conditions. Most of our PPAs also provide for an annual price escalation that is typically linked to inflation. We expect Brookfield will, in some cases, have entered into back-to-back power resale agreements for output purchased from Brookfield Renewable. Our North American portfolio has a weighted average remaining contract term of 13 years.
Europe. Our European renewable assets are principally located in Spain, Poland, the United Kingdom, France and Finland. We also have pipelines of development projects located in Germany, Italy, Sweden, Ireland and Portugal. In Spain, our CSP solar assets receive a capacity payment to guarantee a fixed return on investment for operational years. We expect this program allows renewable energy producers like us to recover development costs and obtain a reasonable rate of return on their investment. In Poland, older assets are supported through green certificates. This is a contracted top-up to merchant revenues whereby power suppliers must source green certificates to meet government set quotas for green energy. The onshore wind, offshore wind and solar assets that reached commercial operation in 2025 are remunerated through long-term government contracts for difference (CfD) in Poland. In France, all of our operating assets are supported by government index linked CfD contracts. In Finland, our operational onshore wind assets have long term fixed price contracts with corporates for at least 70% of their total generation. Our European portfolio has a weighted average remaining contract term (or in the case of our Spanish assets, regulatory term) of approximately 17 years.
Colombia. In Colombia, revenues are typically secured through one to ten year bilateral contracts with local distribution companies in the “regulated market” and large industrial users. Isagen’s current long-term contracts’ average term is 5 years. These contracts reduce the exposure of both suppliers and end-users to price volatility in the spot market by fixing the price payable for a given amount of committed energy. Isagen’s PPAs take this approach and its 2026 revenues are approximately 75% contracted.
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
•Development growth. We continue to scale our development activities and grow our business through project development. We are growing by acquiring development-stage projects, acquiring or investing in development platforms, and by building projects from our over 200 GW development pipeline. In the year ended December 31, 2025, we achieved commercial operation of approximately 8 GW of renewable development projects globally, diversified across our key markets and renewable technologies.
•Technology diversification. While we expect to have a strong weighting to hydroelectric generation going forward given our large existing portfolio, we intend to continue to acquire and develop assets using other renewable power technologies that share similar fundamental characteristics to our hydroelectric portfolio of long-life, predictable operating costs and cash flows, and sustainable competitive cost advantages. For example, we have substantially grown our solar, wind, battery storage and distributed energy businesses over the last several years and now have 16,753 MW of utility-scale wind assets, 13,993 MW of utility-scale solar assets and 5,503 MW of distributed energy & storage in operation. We also have approximately 160,000 MW of combined utility-scale wind and solar capacity, 55,000 MW of battery storage capacity and 10,000 MW of distributed energy capacity in our development pipeline.
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
•In 2025, BEP increased its regular quarterly distribution to $0.373 ($1.492 annually) per LP unit commencing with the first quarterly distribution of that year.
•In January 2026, BEP announced an increase in its regular quarterly distribution to $0.392 ($1.568 annually) per LP unit commencing with the first quarterly distribution of 2026.
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
The holders of Series 7 Preferred Units were entitled to receive fixed cumulative preferential cash distributions as and when declared by the board of directors of the Managing General Partner, payable quarterly on the last day of January, April, July and October in each year at an annual rate equal to C$1.375 per unit. The Series 7 Preferred Units were redeemed in full on January 31, 2026, on which date the final quarterly distribution was paid to holders of Series 7 Preferred Units. A total annual distribution of C$1.375 per Series 7 Preferred Unit was paid in 2025.
The holders of Series 13 Preferred Units are entitled to receive fixed cumulative preferential cash distributions as and when declared by the board of directors of the Managing General Partner, payable quarterly on the last day of January, April, July and October in each year at an annual rate equal to C$1.5125 per unit. A total annual distribution of C$1.5125 per Series 13 Preferred Unit was paid in 2025.
The holders of Series 17 Preferred Units are entitled to receive fixed cumulative preferential cash distributions as and when declared by the board of directors of the Managing General Partner, payable quarterly on the last day of January, April, July and October in each year at an annual rate equal to $1.3125 per unit. A total annual distribution of $1.3125 per Series 17 Preferred Unit was paid in 2025.
The holders of Series 18 Preferred Units are entitled to receive fixed cumulative preferential cash distributions as and when declared by the board of directors of the Managing General Partner, payable quarterly on the last day of January, April, July and October in each year at an annual rate equal to C$1.375 per unit. A total annual distribution of C$1.375 per Series 18 Preferred Unit was paid in 2025.
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
The initial Series 1 Shares dividend was paid on April 30, 2010 for an amount equal to C$0.1834 per share. For the remainder of the initial five-year period commencing on February 1, 2010 and ending on and including April 30, 2015, the holders of Series 1 Shares received fixed cumulative preferential cash dividends, paid quarterly on the last day of January, April, July and October in each year at an annual rate equal to C$1.3125 per share. Following the initial fixed rate period, the dividend rate was reset from 5.25% to 3.355% for the subsequent fixed rate period commencing on May 1, 2015 and ending on and including April 30, 2020. Following the subsequent fixed rate period, the dividend rate was reset from 3.355% to 3.137% for the subsequent fixed rate period commencing on May 1, 2020 and ending on and including April 30, 2025. Following the subsequent fixed rate period, the dividend rate was reset from 3.137% to 5.203% for the subsequent fixed rate period commencing on May 1, 2025 and ending on and including April 30, 2030. As a result, a total dividend of C$1.075625 per share was paid in 2015, a total dividend of C$0.83875 per share was paid in each of 2016, 2017, 2018 and 2019, a total dividend of C$0.811501 per share was paid in 2020, a total dividend of C$0.784252 per share was paid in each of 2021, 2022, 2023 and 2024 and a total dividend of C$1.042501 per share was paid in 2025.
In April 2015, certain holders of Series 1 Shares elected to convert their Series 1 Shares into Series 2 Shares on a one-for-one basis. The holders of Series 2 Shares are entitled to receive floating cumulative preferential cash dividends as and when declared by the board of directors of BRP Equity, payable quarterly on the last day of January, April, July and October in each year at the annual rate calculated for each quarter, of 2.62% over the annual yield on three month Government of Canada treasury bills. A total dividend of C$0.39976 per share was paid in 2015 (the conversion to Series 2 Shares occurred in April and accordingly the total 2015 dividend per share reflects two quarterly dividend payments). A total dividend of C$0.773698 per share was paid in 2016, a total dividend C$0.792786 per share was paid in 2017, a total dividend of C$0.929603 per share was paid in 2018, a total dividend of C$1.062683 per share was paid in 2019, a total dividend of C$0.890679 per share was paid in 2020, a total dividend of C$0.685578 per share was paid in 2021, a total dividend of C$0.85616 per share was paid in 2022, a total dividend of C$1.735919 per share was paid in 2023, and a total dividend of C$1.900092 per share was paid in 2024 and a total dividend of C$1.4316215 per share was paid in 2025.
The initial Series 3 Shares dividend was paid on January 31, 2013 for an amount equal to C$0.3375 per share. For the remainder of the initial seven-year period commencing on October 11, 2012 and ending on and including July 31, 2019, the holders of Series 3 Shares received fixed cumulative preferential cash dividends paid quarterly on the last day of January, April, July and October in each year at an annual rate equal to C$1.10 per share. Following the initial fixed rate period, the dividend rate was reset from 4.4% to 4.351% for the subsequent fixed rate period commencing on August 1, 2019 and ending on and including July 31, 2024. Following the subsequent fixed rate period, the dividend rate was reset from 4.351% to 6.519% for the subsequent fixed rate period commencing on August 1, 2024 and ending on and including July 31, 2029. As a result, a total dividend of C$1.1625 per share was paid in 2013, a total dividend of C$1.10 per share was paid in each of 2014, 2015, 2016, 2017 and 2018, a total dividend of C$1.0969375 per share was paid in 2019, a total dividend of C$1.08775 per share was paid in each of 2020, 2021, 2022 and 2023, a total dividend of C$1.22325 per share was paid in 2024. a total dividend of C$1.62975 per share was paid in 2025.
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

About Brookfield
Brookfield Corporation is a leading global investment firm focused on building long-term wealth for institutions and individuals around the world. Brookfield Corporation has three core businesses: Alternative Asset Management, Wealth Solutions, and its Operating Businesses which are in renewable power, infrastructure, business and industrial services, and real estate. Brookfield Corporation has a track record of delivering 15%+ annualized returns to shareholders for over 30 years, supported by its unrivaled investment and operational experience. Brookfield Corporation’s conservatively managed balance sheet, extensive operational experience, and global sourcing networks allow it to consistently access unique opportunities. At the center of its success is the “Brookfield Ecosystem”, which is based on the fundamental principle that each group within Brookfield benefits from being part of the broader organization. Brookfield’s global alternative asset management business is wholly-owned, directly and indirectly, by Brookfield Asset Management, which is the indirect parent of certain Service Provider entities.
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
Competition and Marketing
We operate in various North American, European, South American and Asia-Pacific power markets. The nature and extent of competition we face varies from jurisdiction to jurisdiction. Brookfield Renewable’s main competition in its electricity markets are natural gas, nuclear, oil and coal fired power generators as well as other renewable energy generators who use hydro, wind, geothermal, solar PV and solar DG technologies. The market price of commodities, such as natural gas, is an important driver of energy pricing and competition in most energy markets, especially in North America. We have strong relationships with power authorities, distribution companies, and commercial and industrial customer with whom we deliver tailored power solutions that provide us with leverage when negotiating power purchase contracts.
In North America, our energy marketing activities are managed and performed by our subsidiaries BRTM in the United States and Evolugen Trading and Marketing LP in Canada. These businesses operate 24 hours/day, 365 days/year and our energy marketing business performs transaction execution, risk management, settlement, information technology, regulatory, legal and human resource functions. This business also provides us with valuable market intelligence regarding pricing dynamics, regulatory regimes and market participants and was responsible for the aggregate sale in Canada and the United States of approximately 18.5 TWh of generation in 2025.
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
Our Approach to Sustainability
Our approach to sustainability is a key part of how we conduct our business as an investor, developer, owner and operator of one of the world’s largest publicly traded platforms for renewable power and sustainable solutions. We believe that strong sustainability principles, practices and performance support creating a resilient business and generating long-term value for our stakeholders. Our sustainability approach and considerations are informed by our materiality process, stakeholder engagement, and external standards and frameworks and are embedded throughout our business activities, investment lifecycle, and decision-making processes.
•Materiality: We conduct regular materiality assessments, taking a double-materiality approach, defining material sustainability considerations as those with the potential to significantly impact our business, the natural environment where we operate, and our stakeholders, including our people and the communities where we operate.

•Management systems: We maintain an environmental and social management system to identify, assess, and manage sustainability risks, impacts, and opportunities. We require each operating business to maintain a sustainability program that addresses Brookfield Renewable’s material considerations including environmental protection, GHG emissions and biodiversity, climate-related risks and opportunities, social responsibility, human rights, and supply chain sustainability.
•Community and stakeholder engagement: We engage regularly with stakeholders including employees, business partners, investors, customers, suppliers, Indigenous Peoples and communities to foster trust, build partnerships, and create shared value.
•Governance: We focus on strong governance structures that underpin and embed sustainability in our business activities. We define clear accountabilities and support our operating businesses in managing material sustainability considerations, monitoring and reporting on environmental and social performance with the goal of fostering long-term value. We comply with applicable laws in the countries in which we operate.
•Sustainability integration and monitoring: Sustainability considerations are integrated into our pre-acquisition due diligence, supply chain due diligence, project development, construction, operation and decommissioning. We tailor sustainability due diligence, leveraging our investment and operating expertise and using guidance from the Sustainability Accounting Standards Board. We seek to proactively identify material sustainability risks and opportunities most relevant to the investment and tailor our due diligence work accordingly. After acquiring or investing in an asset, we implement a tailored integration plan that includes material sustainability-related priorities. The management teams within each business are accountable for integrating new investments and managing sustainability risks and opportunities through the investment’s life cycle. We monitor performance through audits, third-party assurance, grievance mechanisms, and periodic management reviews. Finally, as part of our divestiture process, we outline potential value creation from several different factors, including sustainability considerations.
We regularly review and refine our programs, informed by evolving regulations, industry standards, and stakeholder engagement.
Environment
Clean energy growth is a global goal shared by many governments, corporations and investors. As a leading investor, developer, owner and operator of clean energy, we built our position in this sector over many decades and will leverage our operational expertise to support the multi-decade energy transition. Our clean energy assets already support countries and businesses globally in addressing their energy needs and decarbonization efforts, and we will continue to partner to support the energy transition.
Our strategy is focused on supporting the energy transition. We do this through operating and developing clean energy assets at scale, allocating capital to broader sustainable solutions and driving decarbonization in carbon-intensive sectors. To support this, we have set a specific target for adding clean energy capacity: from 2022 develop an additional 21,000 MW of new clean energy capacity by 2030, which would represent a doubling of our operating portfolio to 42,000 MW. In 2025 we met this target early, having developed a cumulative 23,000 MW of clean energy over the past four years. See Item 3.D “Risk Factors — Risks Relating to Our Growth Strategy.”
While our overall strategy is focused on scaling renewable power and sustainable solution assets, we recognize the importance in reducing emissions in our business. We have a goal to achieve net-zero GHG emissions by 2050 or sooner across Scope 1, 2 and material Scope 3 GHG emissions and have set the following two specific targets:
•Achieving net zero for Scope 1 & 2 market-based GHG emissions from our power generation operations by 2030 from a 2020 base year. This target is supported by established plans to reduce material sources of emissions from our operations (Scope 1) on a per MWh basis and to purchase 100% clean electricity (Scope 2) at our facilities. In addition, we continue to measure our Scope 3 value chain emissions and work with our suppliers to identify and execute on emission reduction initiatives.
•Setting emissions reduction targets and plans to align with the Paris Agreement for 100% of carbon intensive investments. We seek opportunities to help businesses – primarily those in the energy, utility and industrial sectors – to align with the goals of the Paris Agreement by setting interim and long-term targets against Paris-aligned pathways and integrating these targets into the strategy, business plan and governance processes of new acquisitions.
Additionally, we look to effectively manage environmental dependencies, impacts, risks and opportunities, seeking to identify risks and develop management plans where risks to priority biodiversity or water scarcity exist, in line with internationally recognized frameworks. We are also focused on improving the circularity of our facilities, looking for opportunities to work with our suppliers to divert waste and major equipment from landfills through reduction in material, re-use and refurbishment, recycling and vendor take-back.
We also support the market for green financing products, helping to accelerate the global energy transition, while reducing the cost of our borrowing. Our Green Financing Committee, comprised of representatives from our Capital Markets and Treasury teams, manages our sustainable financing strategy in collaboration with Brookfield Renewable’s Sustainability Team. The Chief Financial Officer of our Service Provider oversees our strategy and includes these matters in reports to the board of directors of the Managing General Partner.
In 2025, we issued approximately $10 billion of green financings at both the corporate and project levels. Our Green Financing Framework has received a medium green overall rating by second-party opinion provider S&P, with all of our eligible investment categories receiving medium or dark green classifications under S&P’s Shade of Green methodology. All of our project-level green bonds received over 90 out of 100 Green Evaluation scores from S&P. S&P cited that Brookfield Renewable’s environmental stewardship, commitment to renewable power and use of proceeds towards renewable power generation contributed to this top score.
Social
We seek to make a positive difference for our people and the communities in which we operate. We support the development of our employees and strive to create an open and inclusive work environment for our teams to thrive. We continuously strive to achieve excellence in health and safety performance and to be industry leaders in risk management and incident prevention. Our health and safety management philosophy emphasizes the importance of leadership, line management accountability, a managed system approach and the identification and elimination of high-risk hazards as the cornerstones of exceptional performance.
Across our value chain, we strive to build strong relationships with our community partners. We proactively engage with communities where we operate with the aim of creating shared value, recognizing that transparent and strong relationships with local stakeholders are essential for the successful development and operations of our facilities. We maintain a consistent approach in our businesses and operating facilities when engaging with local communities, in line with our Sustainability and Human Rights Policies. We focus on engaging with and supporting local and Indigenous communities where we operate, working to integrate their interests and safety appropriately into our decision-making, developments, and operations. When considering investing in or building a new facility, we conduct assessments and due diligence to identify local stakeholders. We identify relevant affected communities, including landowners, vulnerable groups, and Indigenous communities. We consult and work proactively with local stakeholders to consider their interests in our decision-making, developments and operations, and develop community engagement plans tailored to their specific needs and context.
We are dedicated to treating stakeholders, including employees, customers, suppliers, and the communities in which we operate with dignity and respect. Our human rights policy and associated programs include adhering to all laws and regulations that apply to our operations regarding fair labor and employment conditions and making efforts within our business to enhance our due diligence, key contract terms, policies, procedures and collaboration with respect to human rights and the supply chain. Our commitment to human rights is integrated throughout our decision-making and operations.
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
•Regional Business and Portfolio Company Leads: The Chief Executive Officers of our regional businesses and portfolio companies implement local objectives within their business and are accountable for sustainability performance and managing sustainability risks and opportunities through the investment and operational lifecycles.
•Sustainability Steering Committee: Our Sustainability Steering Committee manages the strategic sustainability framework by setting goals for priority topics, sharing best practices, monitoring progress towards our goals, and seeking opportunities for continuous improvement. The committee is chaired by our Chief Sustainability Officer and includes the Chief Executive Officers and Chief Operating Officers of our operating businesses, our Chief Technical Officer, and sustainability and operations experts from across our businesses.
•HSS&E Steering Committee: Our HSS&E Steering Committee manages our strategic HSS&E framework. The committee sets our comprehensive HSS&E policies, upholds our health and safety culture and management system, shares best practices, seeks opportunities to continually improve our safety performance, and monitors performance towards our goal of zero high-risk incidents. The committee is chaired by our Chief Risk Officer and includes the Chief Executive Officers and Chief Operating Officers of our operating businesses, our Chief Technical officer, and HSS&E and operations experts from across our business.
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

4.C    ORGANIZATIONAL STRUCTURE
Organizational Chart
The simplified chart below presents a summary of our ownership and organizational structure. Please note that on this chart all interests are 100% unless otherwise indicated. “GP Interest” denotes a general partnership interest and “LP Interest” denotes a limited partnership interest. BEP’s sole material assets are an approximate 61% LP Interest in BRELP and preferred limited partnership interests in BRELP. The Brookfield Holders, collectively, indirectly hold the remaining 39% LP Interest in BRELP, a 27% LP Interest in BEP and a 0.01% and 1% GP Interest in BEP and BRELP, respectively, for an aggregate indirect ownership interest in BEP of approximately 47% on a fully-exchanged basis, assuming the exchange of all of the outstanding Redeemable/Exchangeable partnership units, BEPC exchangeable shares and class A.2 exchangeable shares. For more details on the exchange mechanism, see Item 10.B “Memorandum and Articles of Association — Description of the Amended and Restated Limited Partnership Agreement of BRELP — Redemption-Exchange Mechanism”. Brookfield’s indirect 1% GP Interest in BRELP entitles it to receive incentive distributions linked to the growth of BRELP’s distributions. This simplified chart should be read in conjunction with the explanation of our ownership and organizational structure below and the information included under Item 6.A “Directors and Senior Management” and Item 7. “Major Shareholders and Related Party Transactions”

Brookfield Corporation (3)(10)
Service Provider (8)
100% of class A.2 exchangeable shares
27% LP Interest (2)
0.01% GP Interest (1)
39% Redeemable/Exchangeable Partnership LP Interest (2)
BROOKFIELD RENEWABLE PARTNERS L.P. (5)(6)(9)(10) ("BEP")
Bermuda
73% LP Interest (2)
Public (Holder of LP Units)
Public (Preferred Unitholders)
61% Interest (2)
Brookfield Renewable Energy L.P. (2)(5)(6)(7)(9) ("BRELP")
Bermuda
Public (Perpetual Noteholders)
Public (Holders of BEPC exchangeable shares)
Brookfield BRP Holdings (Canada) Inc. (5)(7)(10)(11) and other Holding Entities (4)(5)(6)(7)
Ontario
Brookfield Renewable Corporation (10) ("BEPC")
British Columbia
100% of class B shares
100% of class A.1 exchangeable shares and 33 1/3% of BRHC class B shares
66 2/3% of BRHC class B shares and 100% of class C shares
Public (Bondholders)
Public (Preferred Shareholders)
Brookfield Renewable Holdings Corporation (11) ("BRHC")
British Columbia
Brookfield Renewable Partners ULC
Alberta
Brookfield Renewable Power Preferred Equity Inc.
Canada

(1)    Brookfield’s general partner interest is held through Brookfield Renewable Partners Limited, a Bermuda company that is indirectly wholly-owned by Brookfield Corporation.
(2)    Brookfield’s limited partnership interest in BRELP, held in Redeemable/Exchangeable partnership units, is redeemable for cash or exchangeable for LP units in accordance with the redemption-exchange mechanism contained in BRELP’s limited partnership agreement, which could result in the Brookfield Holders collectively owning approximately 55% of BEP's issued and outstanding LP units assuming exchange of the Redeemable/Exchangeable partnership units (and including the issued and outstanding LP units that Brookfield currently also owns). See Item 10.B “Memorandum and Articles of Association – Description of the Amended and Restated Limited Partnership of BRELP – Redemption-Exchange Mechanism”.
(3)    As of February 20, 2026, the Brookfield Holders, collectively, own approximately 47% of BEP on a fully-exchanged basis, assuming the exchange of all of the outstanding Redeemable/Exchangeable partnership units, all of the outstanding BEPC exchangeable shares and all of the outstanding class A.2 exchangeable shares.
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
(9)    BEP has voting control of BRELP by way of a voting agreement. See Item 7.B “Related Party Transactions – Voting Agreement”.
(10)    As of February 20, 2026, BEP owns all of the BEPC class B shares. The BEPC exchangeable shares and BEPC class B shares hold 25% and 75%, respectively, of the aggregate voting interests in BEPC. If the maximum permitted number of class A.2 exchangeable shares held by Brookfield Corporation were exchanged into BEPC exchangeable shares, the Brookfield Holders and BEP would collectively hold an approximately 79% voting interest in BEPC though their ownership of BEPC exchangeable shares and BEPC class B shares. See Item 10.B “Memorandum and Articles of Association – BEPC”.
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
BEP’s sole material assets are its approximate 61% LP Interest in BRELP and preferred limited partnership interests in BRELP. We anticipate that the only distributions BEP will receive in respect of its limited partnership interests in BRELP will consist of amounts to assist us in making distributions to our LP unitholders in accordance with our distribution policy, to our Preferred Unitholders in accordance with the terms of our Preferred Units and to allow us to pay expenses as they become due. The declaration and payment of cash distributions by BEP is at the discretion of the Managing General Partner, which is not required to make such distributions. In addition, BEP will not be permitted to make a distribution on our LP units unless all accrued distributions have been paid in respect of the Class A Preferred Units and all other units of BEP ranking prior to or on a parity with the Class A Preferred Units. See Item 4.B “Business Overview — Our LP Unit Distribution Reinvestment Plan”.
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
Brookfield Renewable Corporation
BEPC and BRHC are Canadian corporations incorporated on October 3, 2024 and December 3, 2025, respectively, under the laws of British Columbia. BEPC was established to be an alternative investment vehicle for investors who prefer owning securities through a corporate structure. BEPC exchangeable shares are listed on the TSX and the NYSE under the symbol “BEPC”. While BRHC’s operations are primarily located in the United States, South America and Europe, shareholders of BEPC, in economic terms, have exposure to all regions that BEP operates in as a result of the exchange feature attached to the BEPC exchangeable shares, whereby BEPC has the option to meet an exchange request by delivering cash or an LP unit. We believe economic equivalence is achievable through identical dividends and distributions on the BEPC exchangeable shares and LP units and each BEPC exchangeable share being exchangeable at the option of the holder for one LP unit at any time. Given the intended economic equivalence, we expect that the market price of BEPC exchangeable shares will be impacted by the market price of the LP units and the combined business performance of Brookfield Renewable as a whole.
On December 24, 2024, the partnership, Old BRHC and BEPC completed the Arrangement pursuant to which (i) holders of class A exchangeable subordinate voting shares of Old BRHC, other than Brookfield, received BEPC exchangeable shares in exchange for their class A exchangeable subordinate voting shares of Old BRHC on a one-for-one basis; (ii) Brookfield transferred their class A exchangeable subordinate voting shares of Old BRHC to BEPC in exchange for class A.2 exchangeable shares on a one-for-one basis; (iii) the class A exchangeable subordinate voting shares of Old BRHC were delisted; and (iv) the exchangeable shares of BEPC were listed on the NYSE and the TSX.
On December 31, 2025, Old BRHC undertook a reorganization pursuant to which a new corporation, BRHC, was formed and all existing shares of Old BRHC were contributed to BRHC in exchange for shares of BRHC. The reorganized structure operates substantially the same as the previous structure.
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
BRP Equity
BRP Equity is an indirect wholly-owned subsidiary of BEP incorporated under the CBCA on February 10, 2010. Other than a receivable from an indirect wholly-owned subsidiary of BEP, BRP Equity has no significant assets or liabilities, no subsidiaries and no operations of its own. BRP Equity has:
•C$209,307,750 of Series 1 Shares outstanding, guaranteed by the Preference Share Guarantors. The Series 1 Shares are listed on the TSX under the symbol “BRF.PR.A”.
•C$39,693,850 of Series 2 Shares outstanding, guaranteed by the Preference Share Guarantors. The Series 2 Shares are listed on the TSX under the symbol “BRF.PR.B”.
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
Canadian Finco
Canadian Finco is an indirect wholly-owned subsidiary of BEP incorporated under the ABCA on September 14, 2011. Other than approximately C$5.3 billion aggregate principal amount of publicly issued Canadian Bonds and notes and a receivable from an indirect wholly-owned subsidiary of BEP, Canadian Finco has no significant assets or liabilities, no subsidiaries and no operations of its own. The Canadian Bonds are guaranteed by the Canadian Bond Guarantors.

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
The Canadian Bonds (other than the Series 15, Series 16, Series 17, Series 18, Series 19 and Series 20 notes and the December 2024 and June 2025 hybrid notes described below) are governed under the 2011 Bond Indenture and the Series 15, Series 16, Series 17, Series 18, Series 19 and Series 20 notes and the December 2024 and June 2025 hybrid notes described below are governed under the 2021 Bond Indenture. All Canadian Bonds are guaranteed by BEP and the other Canadian Bond Guarantors as described below under “— 2021 Bond Indenture and Guarantees”. The Canadian Bonds consist of the following fixed rate medium-term notes:

Medium-term notes	Maturity	Interest Rate	Principal Amount as at December 31, 2025 (in millions)
Series 4 (C$150 million)	2036	5.84%	C$150 million
Series 10 (C$500 million)	2027	3.63%	C$500 million
Series 11 (C$475 million)	2029	4.25%	C$475 million
Series 12 (C$475 million)	2030	3.38%	C$475 million
Series 13 (C$300 million)	2049	4.29%	C$300 million
Series 14 (C$425 million)	2050	3.33%	C$425 million
Series 15 (C$400 million)	2032	5.88%	C$400 million
Series 16 (C$400 million)	2033	5.29%	C$400 million
Series 17 (C$500 million)	2054	5.32%	C$500 million
Series 18 (C$300 million)	2034	4.96%	C$300 million
Series 19 (C$450 million)	2035	4.54%	C$450 million
In January 2026, Brookfield Renewable issued C$500 million of Series 20 medium-term notes (green bonds) at a fixed rate of 5.204%. The Series 20 medium-term notes are fully and unconditionally guaranteed by BEP and certain of its subsidiaries.
Additionally, in December 2024, Canadian Finco issued C$200 million of fixed-to-fixed reset rate green subordinated hybrid notes with an initial fixed rate of 5.450%, and in June 2025, Canadian Finco issued C$250 million of fixed-to-fixed reset rate green subordinated hybrid notes with an initial fixed rate of 5.373%. The hybrid notes are fully and unconditionally guaranteed by BEP and the other Canadian Bond Guarantors. The hybrid notes are governed under the 2021 Bond Indenture.
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
2021 Bond Indenture and Guarantees
The 2021 Bond Indenture provides for the issuance of one or more series of unsecured debentures or notes of Canadian Finco, a wholly-owned subsidiary of BEP, by way of supplemental indentures. The First Supplemental Indenture, dated November 9, 2022, provides for the issue of C$400 million aggregate principal amount of Series 15 notes. The Second Supplemental Indenture, dated March 29, 2023, provides for the issue of C$400 million aggregate principal amount of Series 16 notes. The Third Supplemental Indenture, dated January 10, 2024, provides for the issue of C$500 million aggregate principal amount of Series 17 notes. The Fourth Supplemental Indenture, dated July 17, 2024, provides for the issue of C$300 million aggregate principal amount of Series 18 notes. The Fifth Supplemental Indenture, dated December 12, 2024, provides for the issue of C$200 million aggregate principal amount of fixed-to-fixed reset rate green subordinated hybrid notes. The Sixth Supplemental Indenture, dated March 12, 2025, provides for the issuance of C$450 million aggregate principal amount of Series 19 notes. The Seventh Supplemental Indenture, dated June 10, 2025, provides for the issue of C$250 million aggregate principal amount of fixed-to-fixed reset rate green subordinated hybrid notes. The Eighth Supplemental Indenture, dated January 15, 2026, provides for the issuance of C$500 million aggregate principal amount of Series 20 notes. Pursuant to the guarantees, each of the Canadian Bond Guarantors has agreed to not enter into any transaction whereby all or substantially all of the undertaking, property and assets of the Canadian Bond Guarantor would become the property of any other person unless the other person assumed the obligations of the Canadian Bond Guarantor under the guarantee and certain other conditions are met or unless the transaction is between or among any one or more of Canadian Finco, the Canadian Bond Guarantor, another Canadian Bond Guarantor and/or any subsidiary of any of them.
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
Inter-Corporate Relationships
The following table provides the name, the percentage of voting securities owned, controlled or directed, directly or indirectly, by us, and the jurisdiction of incorporation, continuance, formation or organization of our significant subsidiaries as at December 31, 2025.

	Jurisdiction of Incorporation or Organization	Percentage of voting securities owned or controlled (%)
BP Brazil US Subco LLC	Delaware	100
Brookfield BRP Canada Corp.	Ontario	100
Brookfield BRP Europe Holdings (Bermuda) Limited	Bermuda	100
Brookfield Power US Holding America Co.	Delaware	100
Isagen S.A. E.S.P.(1)	Colombia	99.7
TerraForm Power Parent, LLC(1)	Delaware	100
Neoen S.A.S.(1)	France	100
Geronimo Power Holdings, LLC(1)	Delaware	100
(1)Voting control held, in whole or in part, through voting agreements with Brookfield
4.D    PROPERTY, PLANT AND EQUIPMENT
BEP’s registered and head office is located at 73 Front Street, 5th Floor, Hamilton HM 12, Bermuda. BEP does not directly own any real property and its sole material asset is an approximate 61% limited partnership interest in BRELP and preferred limited partnership interests in BRELP. See also the information contained in this Form 20-F under Item 3.D “Risk Factors—Risks Relating to Our Operations and the Renewable Power Industry” and Item 5. “Operating and Financial Review and Prospects”.
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
Certain comparative figures have been reclassified to conform to the current year’s presentation.

Organization of Management’s Discussion and Analysis

PART 1 – 2025 HIGHLIGHTS

YEAR ENDED DECEMBER 31 (MILLIONS, EXCEPT AS NOTED)	2025	2024
Selected financial information
Revenues	$6,407	$5,876
Net loss attributable to Unitholders(1)	(19)	(464)
Basic and diluted net loss per LP unit(2)	(0.25)	(0.89)
Proportionate Adjusted EBITDA(3)	2,698	2,408
Funds From Operations(3)	1,334	1,217
Funds From Operations per Unit(3)(4)	2.01	1.83
Distribution per LP unit	1.49	1.42

Operational information
Capacity (MW)	47,203	46,211
Total generation (GWh)
Long-term average generation	123,028	94,339
Actual generation	116,010	80,842

Proportionate generation (GWh)
Actual Renewable generation	33,157	30,947
(1)Includes $71 million of losses attributed to Limited Partner equity, $44 million of losses attributed to BEPC exchangeable shares and class A.2 exchangeable shares, $48 million of losses attributed to Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield, and $144 million of income attributed to the General partnership interest in a holding subsidiary held by Brookfield.
(2)Average LP units for the year ended December 31, 2025 were 287.0 million (2024: 285.5 million).
(3)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure, see “Part 4 - Financial Performance Review on Proportionate Information - Reconciliation of Non-IFRS Measures” and “Part 10 - Cautionary Statements”.
(4)Average Units outstanding for the year ended December 31, 2025 were 665.1 million (2024: 663.6 million), being inclusive of our LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and class A.2 exchangeable shares and GP interest.

AS AT DECEMBER 31 (MILLIONS, EXCEPT AS NOTED)	December 31, 2025	December 31, 2024
Liquidity and Capital Resources
Available liquidity	$4,625	$4,320
Debt to capitalization – Corporate	14%	15%
Debt to capitalization – Consolidated	39%	40%
Non-recourse borrowings as a percentage of total borrowings – Consolidated	90%	91%
Fixed rate debt exposure on a proportionate basis(1)	96%	95%
Corporate borrowings
Average debt term to maturity	13 years	12 years
Average interest rate	4.6%	4.5%
Non-recourse borrowings on a proportionate basis
Average debt term to maturity	10 years	11 years
Average interest rate	5.9%	5.4%
(1)Total floating rate exposure is 16% (2024: 13%) of which 12% (2024: 8%) is related to floating rate debt exposure of certain regions outside of North America and Europe due to the high cost of hedging associated with those regions.

Operations
Funds From Operations of $1,334 million or $2.01 on a per Unit basis is higher than the prior year driven by:
•Improved results from our hydroelectric portfolio due to stronger hydrology across our Canadian and Colombian fleets
•Our embedded growth from our contracted, inflation-linked cash flows
•Our growth activities, including accretive acquisitions and the delivery of 8 GW of new projects over the past 12 months; and
•Contributions from our scaling capital recycling activities, crystallizing value and generating capital to fund growth
After deducting non-cash depreciation, foreign exchange and derivative gains or losses and other, and adding back certain non-cash gains excluded from FFO, net loss attributable to Unitholders was $19 million or $0.25 per LP unit, compared to net loss attributable to Unitholders of $464 million or $0.89 per LP unit in the prior year.
Refer to Part 2 - Financial Performance Review on Consolidated Information in this Management’s Discussion and Analysis for details on the consolidated statements of income (loss).
Through our investments, we continue to be the partner of choice to procure clean power:
•In 2025, we advanced commercial priorities, securing favorable long-term contracts for over 9 GW of generation capacity across our operating fleet;
•Westinghouse entered into a landmark agreement with the U.S. Government to support delivering new nuclear reactors utilizing Westinghouse technology in America; and
•Signed a first-of-its-kind Hydro Framework Agreement with Google to deliver up to 3 GW of hydroelectric capacity in the U.S.
Growth and Development
During the year, together with our institutional partners, we have deployed, or committed to deploy $8.8 billion (over $1.9 billion net to Brookfield Renewable) into growth, further diversifying our business and positioning our franchise to capture incremental demand. Our growth initiatives were highlighted by:
•The successful privatization of Neoen, our largest single investment to date; the acquisition of Geronimo Power, a scale U.S. platform; and an increase in our ownership of Isagen, our Colombian hydro business, to ~37%; and
•Delivered ~8 GW of new renewable capacity and are on track to reach a ~10 GW run rate per annum by 2027
Liquidity and Capital Resources
Our best-in-class balance sheet with investment grade BBB+ credit rating and access to diverse sources of capital continues to differentiate our business and position us to opportunistically deploy scale capital.
•We finished the year with approximately $4.6 billion of available liquidity. Our diverse and robust funding model and continued commitment to sizing debt on investment grade metrics has positioned us to opportunistically deploy scale capital;
•We successfully completed over $37 billion in financings in 2025, a record for our business, opportunistically extending average maturities and optimizing our portfolio's capital structure; and
•In November, we completed a $650 million bought-deal equity issuance and concurrent private placement, and subsequent to year-end we opportunistically issued C$500 million of 30-year notes at 5.20%, achieving our lowest spread ever for a corporate financing

Together with our institutional partners, we completed or reached agreements in 2025 to sell assets generating ~$4.5 billion (~$1.3 billion net to Brookfield Renewable) delivering ~2.4x our invested capital and returns above the high end of our target range, while generating substantial capital to reinvest into accretive growth, including:
•The majority sale of a North American distributed generation business, an aggregate 50% interest in a portfolio of non-core hydro assets in the U.S. and a portfolio of derisked operating solar and wind assets in the U.S.; and
•We also recently agreed to sell a portfolio of operating wind and solar assets in the U.S., each of which was developed by one of our development platforms. The sale is expected to generate ~$1.3 billion (~$316 million net to Brookfield Renewable) in proceeds. The closing of this transaction is subject to customary closing conditions, with closing expected to occur in the first half of 2026. The transaction also includes a framework for potential future sales of an additional up to $1.5 billion of qualifying assets to the same buyers establishing a potential recurring source of liquidity to fund our growth and crystallize further value.

PART 2 – FINANCIAL PERFORMANCE REVIEW ON CONSOLIDATED INFORMATION
The following table reflects key financial data for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2025	2024	2023
Revenues	$6,407	$5,876	$5,038
Other income	1,589	627	671
Direct operating costs	(2,903)	(2,580)	(1,933)
Management service costs	(223)	(204)	(205)
Interest expense	(2,457)	(1,988)	(1,627)
Depreciation	(2,425)	(2,010)	(1,852)
Other	(1,214)	(713)	(212)
Income tax recovery	614	191	48
Net income (loss)	712	(9)	616
	Average FX rates to USD
C$	1.40	1.37	1.35
	€0.89	0.92	0.92
R$	5.59	5.39	4.99
COP	4,052	4,071	4,328
Current Year Variance Analysis (2025 vs 2024)
Revenues totaling $6,407 million represents an increase of $531 million compared to the prior year as the growth of our business, inflation escalation on our contracted generation, and the benefits of strong hydrology from our Canadian and Colombian hydroelectric assets, was partially offset by lower hydrology at our U.S. and Brazilian businesses and the impact of recently completed asset sales. Recently acquired and commissioned facilities that we consolidate contributed 14,164 GWh of generation and $1,073 million of revenues, offset by recently completed asset sales that reduced generation by 4,728 GWh and revenues by $451 million. On a same store, constant currency basis, revenues decreased by $79 million as the benefits from higher resources at our Canadian and Colombia hydroelectric assets as well as inflation escalation on our contracted generation in Canada, Brazil and Colombia, were offset by unfavorable hydrology at our U.S. and Brazilian businesses and lower spot prices on our uncontracted Colombian generation caused by higher system-wide hydrology.
The strengthening of the Colombian peso and Euro relative to the U.S. dollar compared to the prior year was partially offset by the relative weakening of the Brazilian real and Canadian dollar, decreasing revenues by $12 million, and decreasing direct operating costs and interest expense by $5 million.
Direct operating costs totaling $2,903 million represents an increase of $323 million over the same period in the prior year due primarily to additional costs from our recently acquired and commissioned facilities, partially offset by our recently completed asset sales and the above noted weakening of the U.S. dollar.
Other income included $408 million of gains relating to our capital recycling initiatives, including the sale of a majority interest in a U.S. distributed generation business, a 2.2 GW pumped storage facility in Europe and a
315 MW wind facility in Australia. Other income also included $836 million of gains associated with the change in the basis of accounting following the deconsolidation of a renewable operating and development platform in India and the reclassification of our investment in Westinghouse as a financial asset.
Management service costs totaling $223 million represents an increase of $19 million compared to prior year due to the growth of our business.
Interest expense totaling $2,457 million represents an increase of $469 million over the same period in the prior year due primarily to recent acquisitions, including the cost of temporary bridge funding associated with the acquisition of Neoen and Geronimo Power that are attributable to our institutional partners and financing initiatives to fund development activities.

Depreciation expense totaling $2,425 million represents an increase of $415 million over the same period in the prior year due to the growth of our business.
Deferred tax recovery totaling $365 million represents an increase of $334 million over the same period in the prior year due to the simplification of Neoen’s organizational structure that resulted in a deferred income tax recovery of $208 million.
Other of $1,214 million during the period includes stamp duties levied upon reaching prescribed ownership thresholds in certain jurisdictions Neoen operates that were factored into our underwriting and changes in the fair value of property, plant, and equipment that primarily reflect the derecognition of investment tax credits capitalized to development assets at acquisition that have subsequently been monetized upon commercialization, with a corresponding gain recognized in foreign exchange and financial instruments or income tax in the consolidated statement of income (loss).
Net income totaling $712 million represents an increase of $721 million compared to prior year due to the above noted items.
Prior Year Variance Analysis (2024 vs 2023)
Revenues totaling $5,876 million represents an increase of $838 million compared to prior year due to the growth of our business, inflation escalation on contracted generation and higher asset availability. Recently acquired and commissioned facilities contributed 14,376 GWh of generation and $764 million of revenues, which was partially offset by recently completed asset sales that reduced generation by 900 GWh and revenues by $80 million. On a same store, constant currency basis, revenues increased by $142 million as the benefits from inflation escalation on our contracted generation in Canada, Brazil and Colombia and stronger generation at our wind and solar portfolios were offset by lower resources at our hydroelectric portfolio.
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

PART 3 – ADDITIONAL CONSOLIDATED FINANCIAL INFORMATION
SUMMARY CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
The following table provides a summary of the key line items on the audited annual consolidated statements of financial position as at December 31:

(MILLIONS)	2025	2024
Current assets	$12,298	$8,835
Equity-accounted investments	4,087	2,740
Property, plant and equipment, at fair value	70,456	73,475
Assets held for sale	6,142	2,049
Total assets	98,701	94,809
Corporate borrowings	3,686	3,802
Non-recourse borrowings	31,206	30,588
Deferred income tax liabilities	9,395	8,439
Liabilities directly associated with assets held for sale	4,021	1,036
Total liabilities and equity	98,701	94,809
	FX rates to USD
C$	1.37	1.44
	€0.85	0.97
R$	5.50	6.19
COP	3,757	4,409
Property, plant and equipment & Equity-accounted investments
Property, plant and equipment totaled $70.5 billion as at December 31, 2025 compared to $73.5 billion as at December 31, 2024. The acquisition of Geronimo Power increased property, plant and equipment by $0.5 billion and our continued investment in the development of power generating assets increased property plant and equipment by $7.6 billion. Our annual revaluation, which recognized the benefit of derisked cash flows at our development assets, higher power prices across South America and European markets and the expected growth in demand for renewable power, increased property, plant and equipment by $2.0 billion and the strengthening of most currencies against the U.S. dollar increased property, plant and equipment by $4.0 billion. These increases were more than offset by dispositions and assets classified as held for sale that decreased property, plant and equipment by $14.7 billion and depreciation expense that decreased property, plant and equipment by $2.4 billion.
Equity-accounted investments totaled $4.1 billion as at December 31, 2025, compared to $2.7 billion as at December 31, 2024, representing an increase of $1.3 billion. The increase was primarily driven by the acquisition of Geronimo Power, the recognition of our remaining 53% interest in a U.S. distributed generation development platform and our remaining 25% interest in a 845 MW U.S. wind portfolio as equity-accounted investments following partial dispositions, the change in basis of accounting of a renewable operating and development platform in India to equity-accounted investments and the strengthening of most currencies against the U.S. dollar. These increases were partially offset by the change in basis of accounting of our investment in Westinghouse to a financial asset and the sale of a 50% interest in a 200 MW multi-national distributed generation development business.

Assets held for sale and Liabilities directly associated with assets held for sale
Assets held for sale and Liabilities directly associated with assets held for sale totaled $6.1 billion and $4.0 billion, respectively, as at December 31, 2025 and comprised of a 633 MW under construction solar asset in India, a 45 MW portfolio of operating hydroelectric assets in the United States, a 833 MW portfolio of operating solar assets in the U.S., a 200 MW portfolio of distributed generation assets in Spain, and a 2.3 GW portfolio of operating renewable energy assets in the U.S.
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
From time to time Brookfield Renewable may enter into or terminate voting agreements with Brookfield, whereby Brookfield Renewable gains control or significant influence of the entities that own certain renewable power generating facilities. Brookfield Renewable has also entered into voting agreements with its consortium partners in respect of both the Colombian business and Neoen. The voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.
Brookfield Renewable participates with institutional partners in Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV, Brookfield Infrastructure Fund V, Brookfield Infrastructure Debt Fund, Brookfield Global Transition Fund I, Brookfield Global Transition Fund II, and the Catalytic Transition Fund (“Private Funds”). Brookfield Renewable, together with our institutional partners, has access to financing under Brookfield sponsored credit facilities.
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
Brookfield Corporation has provided a $400 million unsecured revolving credit facility maturing in December 2030 and the draws bear interest at the Secured Overnight Financing Rate plus 1.80%. During the current period, there were no draws on the committed unsecured revolving credit facility provided by Brookfield Corporation.
Brookfield Corporation may from time to time place funds on deposit with Brookfield Renewable which are repayable on demand including any interest accrued. There were nil funds placed on deposit with Brookfield Renewable as at December 31, 2025 (2024: nil). The interest expense on the Brookfield Corporation credit facility and deposit for the year ended December 31, 2025 totaled nil (2024: nil and 2023: nil).

From time to time Brookfield Renewable may enter into short-term arrangements with private funds consolidated by Brookfield that permit such entities to place funds on deposit with Brookfield Renewable up to a limit of $750 million per deposit. Interest earned or incurred on such deposits fall between the interest rate that would otherwise be payable by Brookfield Renewable under its commercial paper program or credit facilities with unrelated parties and the interest rate that would otherwise be available to the applicable depositing party in similar transactions on an arms’ length basis with unrelated parties. Each deposit carries a maturity date which must not exceed three months, however the private fund consolidated by Brookfield may request repayment upon three business days' written notice. As at December 31, 2025, there were $268 million (2024: nil) of funds placed on deposit with Brookfield Renewable, which carries an interest rate of 4.02%. Deposits placed are reflected within due to related parties on the consolidated statements of financial position. The interest expense paid on the deposits for year ended December 31, 2025 totaled approximately less than $1 million (2024: nil).
Brookfield Renewable from time to time may enter into agreements with Brookfield and its subsidiaries to transfer income tax credits generated by renewable energy projects. During the year ended December 31, 2025, Brookfield Renewable transferred $19 million (2024: $131 million) of income tax credits to Brookfield and its subsidiaries.
During the fourth quarter of 2025, an associate of Brookfield Renewable signed a tax credit transfer agreement for $111 million with a private fund managed by BAM.
From time to time, Brookfield Wealth Solutions and its related entities may agree to provide financing to Brookfield Renewable. In addition, Brookfield Wealth Solutions and its related entities may also participate, alongside unaffiliated third parties on market terms and at market rates, in capital raises undertaken by Brookfield Renewable that are recognized within preferred limited partners’ equity, corporate and non-recourse borrowings in the statement of financial position. During the year ended December 31, 2025, Brookfield Renewable, together with its institutional partners, agreed to $200 million of tax equity financings through a preferred equity structure accounted for in accordance with IFRS 9 with Brookfield Wealth Solutions. As at December 31, 2025, Brookfield Renewable, together with its institutional partners, had the following balances owing to Brookfield Wealth Solutions: $58 million of non-recourse borrowings (December 31, 2024: $65 million); $7 million of corporate borrowings (December 31, 2024:$7 million); $49 million of tax equity financings classified as financial instrument liabilities (December 31, 2024: $1 million); $11 million of preferred limited partners equity (December 31, 2024: $10 million); and $750 million of borrowings classified as due to related party (December 31, 2024: $348 million).
During the first quarter of 2025, Brookfield Renewable, together with its institutional partners, completed the sale of a 52 MW utility-scale solar asset in Jamaica owned by Neoen to an associate of Brookfield Renewable for proceeds of approximately $19 million (approximately $2 million net to Brookfield Renewable). The asset was subject to a pre-existing sale and purchase agreement negotiated at arm's length that was entered into prior to Brookfield Renewable acquiring Neoen and therefore no gain or loss was recorded as a result of the transaction.
During the third quarter of 2025, Brookfield Renewable, together with its institutional partners, completed the sale of a 6% minority interest in a renewable operating and development platform in India for proceeds of $45 million ($9 million net to Brookfield Renewable) to an associate of the initial public offering’s (“IPO”) founder group to facilitate the IPO of equity shares by the platform. The disposal was treated as an equity transaction under IFRS 10, Consolidated Financial Statements and therefore no gain or loss was recorded as a result of the transaction. Brookfield Renewable, together with its institutional partners, provided financing to the associate for approximately $70 million ($14 million net to Brookfield Renewable) to facilitate the sale. The remainder of the proceeds were used to acquire additional shares from unaffiliated third parties, at an equivalent value, as part of the IPO process. Subsequent to year-end, as a result of the successful launch of the IPO, 3% interest was transferred to a member of the IPO Founder Group for nominal consideration, as part of a pre-existing agreement.
During the fourth quarter of 2025, Brookfield Renewable completed the acquisition of an incremental 15% ownership in Isagen for $1 billion from institutional partners within a private fund consolidated by Brookfield, at a value equivalent to the purchase price agreed to with an unaffiliated third party. Brookfield Renewable increased its ownership in the business to approximately 37.3% and continues to consolidate the business. In connection with closing of the transaction, Brookfield Renewable obtained $400 million in financing from Brookfield Wealth Solutions.

During the fourth quarter of 2025, Brookfield Renewable, together with its institutional partners, completed the sale of a 25% interest in a 403 MW portfolio of operating hydroelectric assets in the U.S. for proceeds of approximately $230 million ($111 million net to Brookfield Renewable) to a private fund managed by BAM, at a value equivalent to what was agreed to with an unaffiliated third party.
During the fourth quarter of 2025, Brookfield Renewable, together with its institutional partners, completed the sale of a 100% interest in a 1.5 GW portfolio of operating distributed generation assets in the U.S. 53% was sold, for proceeds, net of transaction costs, of approximately $1.1 billion ($445 million net to Brookfield Renewable), to a private fund managed by BAM, at a value equivalent to what was agreed to with the unaffiliated third party that acquired the remaining 47%.
During the fourth quarter of 2025, Brookfield Renewable, together with its institutional partners, agreed to contribute its 100% interest in a 200 MW Spanish distributed generation business with a fair value of approximately €116 million ($136 million) into a U.K. distributed generation joint venture with a Brookfield Renewable associatefor an additional 16% interest.
During the fourth quarter of 2025, a subsidiary of Brookfield Corporation purchased 6,967,670 LP Units at the LP unit offering price of $29.90 (net of underwriting commissions).
Subsequent to year-end, Brookfield Renewable, together with its institutional partners, agreed to the sale of a 2.3 GW U.S. renewables portfolio for proceeds of approximately $1.3 billion ($316 million net to Brookfield Renewable), of which 33.3% was agreed to be sold to a private fund managed by BAM, at a value equivalent to what was agreed to with the unaffiliated third parties that agreed to acquire the remaining 66.6% interest in the portfolio. The closing of this transaction is subject to customary closing conditions.
In addition, our company has executed, amended, or terminated other agreements with Brookfield that are described in Note 29 – Related party transactions in our audited annual consolidated financial statements. For a description of certain of our agreements with Brookfield, please see Item 7.B “Related Party Transactions” in our Form 20-F for the year ended December 31, 2025.
The following table reflects the related party agreements and transactions in the audited annual consolidated statements of income (loss), for the year ended December 31:

(MILLIONS)	2025	2024	2023
Revenues
Power purchase and revenue agreements	$18	$—	$14
Development services	23	—	—
	$41	$—	$14
Other income
Gain on disposition	$—	$23	$—
Interest and other investment income	19	—	—
Distribution income	—	3	8
	$19	$26	$8

Direct operating costs
Other related party services	$(22)	$(12)	$(5)

Interest expense
Borrowings	$(189)	$(63)	$(35)
Contract balance accretion	(31)	(30)	(26)
	$(220)	$(93)	$(61)
Other
Other related party services	$—	$5	$3
Financial instrument gain	1	3	21
	$1	$8	$24

Management service costs	$(223)	$(204)	$(205)

Current income tax
Investment tax credits	$19	$131	$—

The following table reflects the impact of the related party agreements and transactions on the consolidated statements of financial position as at December 31:

(MILLIONS)	Related party	2025	2024
Current assets
Trade receivables and other current assets
Contract asset	Brookfield	$74	$65
Due from related parties
Amounts due from	Brookfield(1)	511	573
	Equity-accounted investments and other	433	300
		944	873
Assets held for sale	Equity-accounted investments and other	—	125
Financial instrument assets	Brookfield	—	38

Non-current assets
Financial instrument assets	Brookfield	71	—

Other long-term assets
Contract asset	Brookfield	209	250
Due from related parties	Equity-accounted investments and other	12	8
Current liabilities
Contract liability	Brookfield	63	47

Due to related parties
Amounts due to	Brookfield(2)	4,427	4,005
	Equity-accounted investments and other	2,476	684
	Brookfield Wealth Solutions	123	123
Accrued distributions payable on LP units, BEPC exchangeable shares, class A.2 exchangeable shares, Redeemable/Exchangeable partnership units and GP interest	Brookfield	45	43
		7,071	4,855
Liabilities held for sale	Brookfield	9	31

Non-current liabilities
Financial instrument liabilities	Brookfield	—	13
	Brookfield Wealth Solutions	49	1
Due to related parties
Amounts due to	Brookfield	21	309
	Brookfield Wealth Solutions	627	225
	Equity-accounted investments and other	45	58
		693	592
Corporate borrowings	Brookfield Wealth Solutions	7	7

Non-recourse borrowings	Brookfield Wealth Solutions	58	65
Other long-term liabilities
Contract liability	Brookfield	679	686
Equity
Preferred limited partners equity	Brookfield Wealth Solutions	$11	$10
(1)Includes receivables of $378 million (2024: $376 million) associated with the Brookfield Global Transition Fund credit facility.
(2)Includes payables of $397 million (2024: $32 million), $511 million (2024: $87 million), and $2,454 million (2024: $3,493 million) associated with the Brookfield Infrastructure Fund IV, Brookfield Global Transition Fund, and Brookfield Global Transition Fund II credit facilities, respectively.

EQUITY
General partnership interest in a holding subsidiary held by Brookfield
Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly LP unit distributions exceed specified target levels. As at December 31, 2025, to the extent that LP unit distributions exceed $0.20 per LP unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly LP unit distributions exceed $0.2253 per LP unit per quarter, the incentive distribution is equal to 25% of distributions above this threshold. Incentive distributions of $145 million were declared during the year ended December 31, 2025 (2024: $128 million).
Preferred equity
The Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) do not have a fixed maturity date and are not redeemable at the option of the holders. As at December 31, 2025, none of the issued Class A Preference Shares have been redeemed by BRP Equity.
During the year, Brookfield Renewable declared the fixed quarterly distributions on the Class A Preference Shares, Series 1 of BRP Equity during the five years commencing May 1, 2025 will be paid at an annual rate of 5.203%. During the year, Brookfield Renewable declared the floating quarterly distributions on the Class A Preference Shares, Series 2 of BRP Equity during the three months commencing May 1, 2025 will be paid at an annualized rate of 5.27%.
During the year, 1,619 Class A Preference Shares, Series 1 of BRP Equity were converted, on a one-for-one basis, into Class A Preference Shares, Series 2 of BRP Equity.
During the year, 1,524,396 Class A Preference Shares, Series 2 of BRP Equity were converted, on a one-for-one basis, into Class A Preference Shares, Series 1 of BRP Equity.
In December 2025, the Toronto Stock Exchange accepted notice of BRP Equity's intention to renew the normal course issuer bid in connection with its outstanding Class A Preference Shares for another year to December 17, 2026, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, BRP Equity is permitted to repurchase up to 10% of the total public float for each respective series of the Class A Preference Shares. There were no repurchases of Class A Preference Shares during 2025 or 2024 in connection with the normal course issuer bid.
Perpetual subordinated notes
The perpetual subordinated notes are classified as a separate class of non-controlling interest on Brookfield Renewable's consolidated statements of financial position. Brookfield Renewable incurred interest of $40 million on the perpetual subordinated notes during the year ended December 31, 2025 (2024: $37 million). Interest incurred on the perpetual subordinated notes are presented as distributions in the consolidated statements of changes in equity.
Preferred limited partners’ equity
The Class A Preferred Limited Partnership Units (“Preferred units”) of Brookfield Renewable do not have a fixed maturity date and are not redeemable at the option of the holders.
In December 2025, the Toronto Stock Exchange accepted notice of Brookfield Renewable's intention to renew the normal course issuer bid in connection with the outstanding Class A Preferred Limited Partnership Units for another year to December 17, 2026, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of its Class A Preferred Limited Partnership Units. No units were repurchased during 2025 or 2024.

Limited partners’ equity, Redeemable/Exchangeable partnership units, and exchangeable shares
On November 10, 2025, Brookfield Renewable completed the issuance of 15,050,200 LP Units on a bought deal basis at a price of $29.90 per LP Unit for gross proceeds of $450 million. Concurrently, a subsidiary of Brookfield Corporation purchased 6,967,670 LP Units at the LP unit offering price (net of underwriting commission). The aggregate gross proceeds of the offering and the concurrent private placement was approximately $650 million. Brookfield Renewable incurred $18 million in related transaction costs inclusive of fees paid to the underwriters that was recorded in equity.
As at December 31, 2025, Brookfield Holders held a direct and indirect interest of approximately 47% of Brookfield Renewable on a fully-exchanged basis. Brookfield Holders held a direct and indirect interest of 320,608,493 LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and class A.2 exchangeable shares, on a combined basis and the remaining is held by public investors.
During the year ended December 31, 2025, Brookfield Renewable issued 276,638 LP units (2024: 285,010 LP units) under the distribution reinvestment plan at a total value of $7 million (2024: $7 million).
During the year ended December 31, 2025, exchangeable shareholders of BEPC exchanged 36,058 BEPC exchangeable shares (2024: 10,675 BEPC exchangeable shares) for an equivalent number of LP units amounting to less than $1 million (2024: less than $1 million).
In December 2025, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units and outstanding BEPC exchangeable shares. Brookfield Renewable is authorized to repurchase up to 15,296,104 LP units and 7,244,255 BEPC exchangeable shares, representing 5% of each of its issued and outstanding LP units and BEPC exchangeable shares. The bids will expire on December 17, 2026, or earlier should Brookfield Renewable complete its repurchases prior to such date. During the year ended December 31, 2025, there were 1,522,975 LP units (2024: 2,279,654 units) repurchased and cancelled at a total cost of $34 million (2024: $52 million).There were no BEPC exchangeable shares repurchased during the years ended December 31, 2025 or 2024.

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
PROPORTIONATE RESULTS FOR THE YEAR ENDED DECEMBER 31
The following chart reflects the generation and summary financial figures on a proportionate basis for the year ended December 31:

	(GWh)				(MILLIONS)
	Renewable Actual Generation		Renewable LTA Generation		Revenues		Adjusted EBITDA(1)		Funds From Operations(1)
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Hydroelectric
North America	10,400	10,821	12,155	12,155	$1,063	$932	$659	$575	$378	$300
Brazil	3,557	3,809	3,888	4,043	197	208	138	151	121	130
Colombia	4,594	2,950	4,377	3,646	347	338	226	176	108	81
	18,551	17,580	20,420	19,844	1,607	1,478	1,023	902	607	511
Wind	8,406	8,276	9,536	9,604	596	629	481	631	303	484
Utility-scale solar	4,759	3,712	5,699	4,365	469	416	494	464	345	349
Distributed energy & storage	1,441	1,379	1,282	1,111	261	227	504	229	453	186
Sustainable solutions	—	—	—	—	609	496	198	165	161	143
Corporate	—	—	—	—	—	—	(2)	17	(535)	(456)
Total	33,157	30,947	36,937	34,924	$3,542	$3,246	$2,698	$2,408	$1,334	$1,217
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

HYDROELECTRIC OPERATIONS ON A PROPORTIONATE BASIS
The following table presents our proportionate results for hydroelectric operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2025	2024
Revenue	$1,607	$1,478
Other income	108	44
Direct operating costs	(692)	(620)
Adjusted EBITDA(1)	1,023	902
Interest expense	(393)	(364)
Current income taxes	(23)	(27)
Funds From Operations	$607	$511

Generation (GWh) – LTA	20,420	19,844
Generation (GWh) – actual	18,551	17,580
Average revenue per MWh(2)	71	74
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
(2)Average revenue per MWh was adjusted to net the impact of power purchases and any revenue with no corresponding generation.
The following table presents our proportionate results by geography for hydroelectric operations for the year ended December 31:

	Actual Generation (GWh)		Average revenue per MWh(1)		Adjusted EBITDA(2)		Funds From Operations
(MILLIONS, EXCEPT AS NOTED)	2025	2024	2025	2024	2025	2024	2025	2024
North America
United States	6,441	7,235	$83	$83	$405	$358	$241	$198
Canada	3,959	3,586	70	67	254	217	137	102
	10,400	10,821	78	78	659	575	378	300
Brazil	3,557	3,809	55	55	138	151	121	130
Colombia	4,594	2,950	69	82	226	176	108	81
Total	18,551	17,580	$71	$74	$1,023	$902	$607	$511
(1)Average revenue per MWh was adjusted to net the impact of power purchases and any revenue with no corresponding generation.
(2)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
North America
Funds From Operations at our North American business were $378 million in 2025 versus $300 million in the prior year driven by stronger hydrology across our Canadian fleet and our inflation-indexed contracts, partially offset by a weaker Canadian dollar. We also advanced our capital rotation strategy through the sale of a stake in a U.S. non-core hydro asset portfolio, crystalizing significant value from our initial acquisition.
Brazil
Funds From Operations at our Brazilian business were $121 million in 2025 versus $130 million in the prior year as the benefit from inflation indexation on our contracted generation was offset by lower hydrology and the strengthening of the Brazilian reais versus the U.S. dollar.
Colombia
Funds From Operations at our Colombian business were $108 million in 2025 versus $81 million in the prior year benefitting from stronger hydrology, inflation indexation on contracted generation, lower cash taxes from recently acquired development assets and our increased ownership in the business, partially offset by lower spot prices on our uncontracted generation caused by higher system-wide hydrology, driving lower average revenue per MWh across the global hydroelectric portfolio.

WIND OPERATIONS ON A PROPORTIONATE BASIS
The following table presents our proportionate results for wind operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2025	2024
Revenue	$596	$629
Other income	127	235
Direct operating costs	(242)	(233)
Adjusted EBITDA(1)	481	631
Interest expense	(161)	(130)
Current income taxes	(17)	(17)
Funds From Operations	$303	$484

Generation (GWh) – LTA	9,536	9,604
Generation (GWh) – actual	8,406	8,276
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
Funds From Operations at our wind business were $303 million in 2025 versus $484 million in the prior year as the benefit from newly acquired and commissioned facilities, including our investments in Neoen and an offshore wind portfolio in the U.K. was offset by gains on the sale of development assets that benefited the prior year and the impact from the sale of wind assets in the U.S., Portugal and Spain that reduced results compared to last year.
UTILITY-SCALE SOLAR OPERATIONS ON A PROPORTIONATE BASIS
The following table presents our proportionate results for utility-scale solar operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2025	2024
Revenue	$469	$416
Other income	173	180
Direct operating costs	(148)	(132)
Adjusted EBITDA(1)	494	464
Interest expense	(133)	(114)
Current income taxes	(16)	(1)
Funds From Operations	$345	$349

Generation (GWh) – LTA	5,699	4,365
Generation (GWh) – actual	4,759	3,712
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
Funds From Operations at our utility-scale solar business were $345 million in 2025 versus $349 million in the prior year as the benefit of newly acquired and commissioned facilities, including our investments in Neoen and Geronimo Power, was offset by the sale of solar assets in Spain that reduced results compared to last year.

DISTRIBUTED ENERGY & STORAGE OPERATIONS ON A PROPORTIONATE BASIS
The following table presents our proportionate results for distributed energy & storage business for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2025	2024
Revenue	$261	$227
Other income	355	88
Direct operating costs	(112)	(86)
Adjusted EBITDA(1)	504	229
Interest expense	(47)	(38)
Current income taxes	(4)	(5)
Funds From Operations	$453	$186

Generation (GWh) – LTA	1,282	1,111
Generation (GWh) – actual	1,441	1,379
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
Funds From Operations at our distributed energy & storage business were $453 million in 2025 as the business benefited from recently acquired and commissioned facilities, including our investment in Neoen and Geronimo Power and a gain on the majority sale of a North American distributed energy business versus $186 million in the prior year
SUSTAINABLE SOLUTIONS OPERATIONS ON A PROPORTIONATE BASIS
The following table presents our proportionate results for sustainable solutions business for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2025	2024
Revenue	$609	$496
Other income	50	66
Direct operating costs	(461)	(397)
Adjusted EBITDA(1)	198	165
Interest expense	(32)	(22)
Current income taxes	(5)	—
Funds From Operations	$161	$143
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
Funds From Operations at our sustainable solutions business were $161 million in 2025 versus $143 million in the prior year as the benefits of growth and contributions from our global nuclear services business were partially offset by tax recoveries that benefited the prior year.

CORPORATE
The following table presents our results for corporate for the year ended December 31:

(MILLIONS)	2025	2024
Other income	$39	$56
Direct operating costs	(41)	(39)
Adjusted EBITDA(1)	(2)	17
Management service costs	(223)	(204)
Interest expense	(203)	(167)
Distributions(2)	(104)	(102)
Current income taxes	(3)	—
Funds From Operations	$(535)	$(456)
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
(2)Distributions on Preferred Units, Class A Preference Shares and Perpetual Subordinated Notes.
Funds From Operations was $535 million due to additional corporate level financing initiatives to support growth over the last twelve months and higher management service costs due to the growth of our business.

PROPORTIONATE RESULTS FOR THE YEAR ENDED DECEMBER 31, 2024 AND 2023
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
Colombia
Funds From Operations at our Colombian business were were $81 million in 2024 versus $76 million in the prior year as we benefited from higher average revenue per MWh due to recontracting initiatives, inflation indexation on contracted generation, and higher pricing realized on our uncontracted generation, partially offset by lower resources.

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
UTILITY-SCALE SOLAR OPERATIONS ON A PROPORTIONATE BASIS
The following table presents our proportionate results for utility-scale solar operations for the year ended December 31:

(MILLIONS, EXCEPT AS NOTED)	2024	2023
Revenue	$416	365
Other income	180	106
Direct operating costs	(132)	(99)
Adjusted EBITDA(1)	464	372
Interest expense	(114)	(110)
Current income taxes	(1)	(1)
Funds From Operations	$349	$261

Generation (GWh) – LTA	4,365	3,123
Generation (GWh) – actual	3,712	2,489
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

CORPORATE
The following table presents our results for corporate for the year ended December 31:

(MILLIONS)	2024	2023
Other income	$56	$88
Direct operating costs	(39)	(29)
Adjusted EBITDA(1)	17	59
Current income taxes	—	—
Management service costs	(204)	(205)
Interest expense	(167)	(114)
Distributions(2)	(102)	(97)
Funds From Operations	$(456)	$(357)
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.
(2)Distributions on Preferred Units and Class A Preference Shares and Perpetual Subordinated Notes.

RECONCILIATION OF NON-IFRS MEASURES
The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the year ended December 31, 2025:

	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Net income (loss)	$8	$34	$178	$(92)	$(283)	$484	$878	$(495)	$712
Add back or deduct the following:
Depreciation	399	72	195	878	578	260	43	—	2,425
Deferred income tax (recovery) expense	(32)	(7)	1	(213)	(169)	98	1	(44)	(365)
Foreign exchange and financial instrument (gain) loss	(41)	(19)	29	(497)	(448)	(245)	(244)	31	(1,434)
Other(1)	95	3	42	332	554	490	(577)	42	981
Management service costs	—	—	—	—	—	—	—	223	223
Interest expense	376	58	355	694	528	204	4	238	2,457
Current income tax expense (recovery)	28	7	41	10	67	(405)	—	3	(249)
Amount attributable to equity accounted investments and non-controlling interests(2)	(174)	(10)	(615)	(631)	(333)	(382)	93	—	(2,052)
Adjusted EBITDA attributable to Unitholders	$659	$138	$226	$481	$494	$504	$198	$(2)	$2,698
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

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the year ended December 31, 2024:

	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Net income (loss)	$59	$(9)	$200	$149	$(150)	$62	$110	$(430)	$(9)
Add back or deduct the following:
Depreciation	420	71	145	805	414	144	11	—	2,010
Deferred income tax (recovery) expense	(10)	(4)	16	(1)	6	1	4	(43)	(31)
Foreign exchange and financial instrument (gain) loss	(105)	(1)	(16)	(201)	(175)	(199)	(177)	(6)	(880)
Other(1)	(33)	58	(7)	84	384	178	41	94	799
Management service costs	—	—	—	—	—	—	—	204	204
Interest expense	353	54	361	491	355	159	14	201	1,988
Current income tax expense (recovery)	2	8	60	(6)	(85)	(136)	—	(3)	(160)
Amount attributable to equity accounted investments and non-controlling interests(2)	(111)	(26)	(583)	(690)	(285)	20	162	—	(1,513)
Adjusted EBITDA attributable to Unitholders	$575	$151	$176	$631	$464	$229	$165	$17	$2,408
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

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Funds From Operations for the years indicated:

(MILLIONS)	2025	2024	2023
Net income (loss)	$712	$(9)	$616
Add back or deduct the following:
Depreciation	2,425	2,010	1,852
Foreign exchange and financial instruments gain	(1,434)	(880)	(502)
Deferred income tax recovery	(365)	(31)	(176)
Other(1)	981	799	(106)
Amount attributable to equity accounted investments and non-controlling interest(2)	(985)	(672)	(589)
Funds From Operations	$1,334	$1,217	$1,095
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
The following table reconciles the per unit non-IFRS financial measures to the most directly comparable IFRS measures. Basic earnings per LP unit is reconciled to Funds From Operations per Unit, for the years indicated:

	2025	2024	2023
Basic loss per LP unit(1)	$(0.25)	$(0.89)	$(0.32)
Depreciation	1.72	1.55	1.55
Foreign exchange and financial instruments gain	(0.13)	(0.41)	(0.21)
Deferred income tax recovery	(0.29)	(0.09)	(0.19)
Other(2)	0.96	1.67	0.84
Funds From Operations per Unit(3)	$2.01	$1.83	$1.67
(1)During the year ended December 31, 2025, on average there were 287.0 million LP units outstanding (2024: 285.5 million, 2023: 282.4 million).
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
(3)Average units outstanding, for the year ended December 31, 2025, were 665.1 million (2024: 663.6 million, 2023: 657.1 million), being inclusive of GP interest, Redeemable/Exchangeable partnership units, LP units, BEPC exchangeable shares and class A.2 exchangeable shares.

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
The following table sets out our power contracts over the next five years for generation output in North America, Brazil, Europe and certain other countries, assuming long-term average on a proportionate basis. The table excludes Brazil hydroelectric and Colombia portfolios, where we would expect the energy associated with maturing contracts to be re-contracted in the normal course given the construct of the respective power markets. In these countries we currently have a contracted profile of approximately 85% and 75%, respectively, of the long-term average and we would expect to maintain this going forward. Overall, our power portfolio has a weighted-average remaining contract duration of 13 years on a proportionate basis.

(GWh, except as noted)	2026	2027	2028	2029	2030
Hydroelectric
North America
United States(1)	6,829	6,924	6,440	6,483	6,429
Canada	4,060	4,097	4,097	4,049	4,049
	10,889	11,021	10,537	10,532	10,478
Wind	8,533	7,952	7,728	7,409	7,257
Utility-scale solar	5,270	5,357	5,319	5,280	5,247
Distributed energy & storage	442	440	438	434	431
Sustainable solutions	58	58	56	46	30
Contracted on a proportionate basis	25,192	24,828	24,078	23,701	23,443
Uncontracted on a proportionate basis	2,623	2,987	3,737	4,114	4,372
Long-term average on a proportionate basis	27,815	27,815	27,815	27,815	27,815
Non-controlling interests	73,238	73,238	73,238	73,238	73,238
Total long-term average	101,053	101,053	101,053	101,053	101,053
Contracted generation as a % of total generation on a proportionate basis	91%	89%	87%	85%	84%
Price per MWh – total generation on a proportionate basis	$74	$75	$77	$78	$79
(1)Includes generation of 1,326 GWh for 2026, 627 GWh for 2027 secured under financial contracts.
The table reflects the current average price of contracted generation across our investments. The weighted-average contract price has decreased slightly since the third quarter of 2025 due to the sale of our U.S. distributed generation business in the fourth quarter of 2025.
Weighted-average remaining power contract durations on a proportionate basis are 13 years in North America, 17 years in Europe, 9 years in Brazil, 5 years in Colombia, and 15 years across our remaining jurisdictions.
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
The majority of Brookfield Renewable’s long-term power purchase agreements within our North American and European businesses are with investment-grade rated or creditworthy counterparties. The economic exposure of our contracted generation on a proportionate basis is distributed as follows: power authorities (33%), distribution companies (24%), commercial and industrial users (32%), and Brookfield (11%).

PART 5 – LIQUIDITY AND CAPITAL RESOURCES
CAPITALIZATION
A key element of our financing strategy is to raise the majority of our debt in the form of asset-specific, non-recourse borrowings at our subsidiaries on an investment-grade basis with no maintenance covenants. Substantially all of our debt is either investment grade rated or sized to investment grade and approximately 90% of debt is non-recourse.
The following table summarizes our capitalization as at December 31:

	Corporate		Consolidated
(MILLIONS, EXCEPT AS NOTED)	2025	2024	2025	2024
Corporate credit facility(1)	$—	$240	$—	$240
Commercial paper(1)	194	431	194	431
Debt
Medium-term notes(2)	3,187	3,008	3,187	3,008
Hybrid notes(2)	328	139	328	139
Non-recourse borrowings(3)	—	—	31,555	30,904
	3,515	3,147	35,070	34,051
Deferred income tax liabilities, net(4)	—	—	8,902	8,109
Equity
Non-controlling interest	—	—	24,164	26,168
Preferred equity	563	537	563	537
Perpetual subordinated notes	737	737	737	737
Preferred limited partners’ equity	634	634	634	634
Unitholders’ equity	8,876	8,380	8,876	8,380
Total capitalization	$14,325	$13,435	$78,946	$78,616
Debt-to-total capitalization(1)	25%	23%	44%	43%
Debt-to-total capitalization (market value)(5)	14%	15%	39%	40%
(1)Draws on corporate credit facilities and commercial paper issuances are excluded from the debt-to-total capitalization ratios as they are not a permanent source of capital.
(2)Medium-term and Hybrid notes are unsecured and guaranteed by Brookfield Renewable and excludes $23 million (2024: $16 million) of deferred financing fees, net of unamortized premiums.
(3)Consolidated non-recourse borrowings include $1,569 million (2024: $1,494 million) borrowed under a subscription facility of a Brookfield sponsored private fund and excludes $168 million (2024: $171 million) of deferred financing fees and $181 million (2024: $145 million) of unamortized premiums and discounts.
(4)Deferred income tax liabilities less deferred income tax assets.
(5)Based on market values of Preferred equity, Perpetual subordinated notes, Preferred limited partners’ equity and Unitholders’ equity.

AVAILABLE LIQUIDITY
The following table summarizes the available liquidity as at December 31:

(MILLIONS)	2025	2024
Brookfield Renewable's share of cash and cash equivalents	$963	$770
Investments in marketable securities	159	201
Corporate credit facilities
Authorized credit facilities	2,450	2,450
Draws on credit facilities	—	(240)
Authorized letter of credit facility	450	500
Issued letters of credit	(414)	(335)
Available portion of corporate credit facilities	2,486	2,375
Available portion of subsidiary credit facilities on a proportionate basis	1,017	974
Available liquidity	$4,625	$4,320
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

BORROWINGS
The composition of debt obligations, overall maturity profile, and average interest rates associated with our borrowings and credit facilities on a proportionate basis as at December 31 is presented in the following table:

	2025			2024
	Weighted-average			Weighted-average
(MILLIONS, EXCEPT AS NOTED)	Interest rate %(1)	Term (years)	Total(1)	Interest rate %(1)	Term (years)	Total(1)
Corporate borrowings
Credit facilities	N/A	5	$—	5.6	5	$240
Commercial paper	4.3	<1	194	5.0	<1	431
Medium-term notes	4.5	12	3,187	4.4	12	3,008
Hybrid notes	5.4	30	328	5.5	30	139
Proportionate non-recourse borrowings(2)
Hydroelectric	6.6	10	6,478	6.0	11	4,887
Wind	4.8	9	2,772	4.7	10	2,144
Utility-scale solar	5.3	11	2,993	5.2	12	2,431
Distributed energy and storage	5.8	7	425	4.3	7	870
Sustainable solutions	5.7	5	404	6.3	6	399
	5.9	10	13,072	5.4	11	10,731
			$16,781			$14,549
Proportionate unamortized financing fees, net of unamortized premiums			(85)			(114)
			16,696			14,435
Equity-accounted borrowings			(1,507)			(1,438)
Non-controlling interests and other(3)			19,703			21,393
As per IFRS Statements			$34,892			$34,390
(1)Includes proportionate share of cash obligations on tax equity and yields on tax equity.
(2)See “Part 9 – Presentation to Stakeholders and Performance Measurement” for information on proportionate debt.
(3)Includes tax equity liabilities.

The following table summarizes our undiscounted principal repayments, scheduled amortization and interest repayable on a proportionate basis as at December 31, 2025:

(MILLIONS)	2026	2027	2028	2029	2030	Thereafter	Total
Debt principal repayments(1)
Medium-term notes(2)	$—	$364	$—	$346	$346	$2,131	$3,187
Hybrid note(2)	—	—	—	—	—	328	328
Non-recourse borrowings
Hydroelectric	420	410	179	697	971	1,532	4,209
Wind	82	38	191	361	210	34	916
Utility-scale solar	115	41	182	325	166	124	953
Distributed energy & storage	5	11	93	54	100	80	343
Sustainable solutions	—	—	—	—	332	4	336
	622	500	645	1,437	1,779	1,774	6,757
Amortizing debt principal repayments
Non-recourse borrowings
Hydroelectric	191	189	245	169	228	1,247	2,269
Wind	151	173	168	176	180	1,008	1,856
Utility-scale solar	154	167	179	167	176	1,197	2,040
Distributed energy & storage	8	4	5	10	4	51	82
Sustainable solutions	9	8	20	7	7	17	68
	513	541	617	529	595	3,520	6,315
Total	$1,135	$1,405	$1,262	$2,312	$2,720	$7,753	$16,587
Interest payable(1)(2)(3)
Medium-term notes	$143	$136	$130	$123	$109	$1,076	$1,717
Hybrid note	18	18	18	18	18	440	530
Non-recourse borrowings
Hydroelectric	430	388	335	323	262	1,523	3,261
Wind	134	125	112	93	65	347	876
Utility-scale solar	131	125	116	112	91	737	1,312
Distributed energy & storage	21	20	18	14	10	36	119
Sustainable solutions	24	24	23	21	20	4	116
	740	682	604	563	448	2,647	5,684
Total	$901	$836	$752	$704	$575	$4,163	$7,931
(1)Draws on corporate credit facilities and commercial paper issuances are excluded from the debt repayment schedule as they are not a permanent source of capital.
(2)Medium-term and Hybrid notes are unsecured and guaranteed by Brookfield Renewable and excludes $23 million (2024: $16 million) of deferred financing fees, net of unamortized premiums.
(3)Represents aggregate interest payable expected to be paid over the entire term of the obligations, if held to maturity. Variable rate interest payments have been calculated based on estimated interest rates.
We remain focused on refinancing near-term facilities on acceptable terms and maintaining a manageable maturity ladder. We do not anticipate material issues in addressing our borrowings through 2030 on acceptable terms and will do so opportunistically based on the prevailing interest rate environment.

CAPITAL EXPENDITURES
We fund growth capital expenditures with cash flow generated from operations, supplemented by non-recourse debt sized to investment grade coverage and covenant thresholds. This is designed to ensure that our investments have stable capital structures supported by a substantial level of equity and cash flows at the asset level can be remitted freely to our company. This strategy also underpins our investment grade profile.
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
CONSOLIDATED STATEMENTS OF CASH FLOWS
The following table summarizes the key items in the audited annual consolidated statements of cash flows, for the year ended December 31:

(MILLIONS)	2025	2024	2023
Cash flow provided by (used in):
Operating activities before changes in due to or from related parties and net working capital change	$1,572	$1,562	$1,390
Changes in due to or from related parties	250	44	7
Net change in working capital balances	(675)	(332)	468
Operating activities	1,147	1,274	1,865
Financing activities	6,418	7,649	2,596
Investing activities	(8,647)	(6,800)	(4,356)
Foreign exchange gain (loss) on cash	121	(95)	38
(Decrease) increase in cash and cash equivalents	$(961)	$2,028	$143
Operating Activities
Cash flows provided by operating activities before changes in due to or from related parties and net working capital changes for the year ended December 31, 2025, totaled $1,572 million compared to $1,562 million in 2024 and $1,390 million in 2023, reflecting the strong operating performance of our business during the periods.
Financing Activities
Cash flows provided by financing activities totaled $6,418 million for the year ended December 31, 2025. The strength of our balance sheet and access to diverse sources of capital enabled us to fund our growth as discussed below and allowed us to generate net proceeds of $10,491 million for the year ended December 31, 2025, from corporate and non-recourse borrowings, net inflows from related parties, and net capital contributions from participating non-controlling interests, including the issuance of C$450 million ($307 million) of medium term notes, C$250 million ($184 million) of hybrid notes, $632 million of equity financing net of transaction fees through a bought deal and concurrent private placement of LP units, and partially offset by the repayment of C$400 million ($291 million) of medium-term notes prior to maturity, execution of open market purchases and the mandatory cash tender offer for convertible bonds of Neoen and the acquisition of an incremental 15% ownership interest in Isagen. Non-recourse financings included several up-financings across our hydro fleet on the back of signing favourable long-term contracts, generating incremental liquidity to fund growth on an investment grade basis.

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
Distributions, including incentive distributions to the general partners, paid during the year ended December 31, 2025, 2024 and 2023 to Unitholders were $1,140 million, $1,061 million and $990 million, respectively. We increased our distributions to $1.492 per LP unit in 2025 (2024: $1.420 and 2023: $1.350), representing a 5.2% increase per LP unit relative to the prior year, which took effect in the first quarter of 2025. The distributions paid to preferred shareholders, preferred limited partners' unitholders, perpetual subordinate notes, and participating non-controlling interests in operating subsidiaries during the year ended December 31, 2025, 2024 and 2023 totaled $2,933 million, $993 million, and $967 million, respectively.
Investing Activities
Cash flows used in investing activities totaled $8,647 million for the year ended December 31, 2025. During the year, we invested $4,855 million into the acquisition of businesses, net of their cash and cash equivalents, including the completion of our Neoen acquisition through the execution of open market purchases and the mandatory cash tender offer for an incremental 47% interest, the acquisition of Geronimo Power and incremental capital injections into our structured investments and equity accounted investments. Our continued investment in the construction and development of wind, solar, distributed generation, and storage development projects globally totaled $6,587 million for the year ended December 31, 2025. Our capital recycling initiatives generated $3,163 million of proceeds from asset sales for the year ended December 31, 2025, including the sale of a 1,004 MW portfolio of wind and solar assets in India, a 2.2 GW pumped storage facility in Europe, a 25% interest in an 845 MW portfolio of wind assets in the U.S., the sale of a 650 MW portfolio of operating and under construction wind, solar and battery projects in Australia, a 315 MW portfolio of wind projects in Australia, a 760 MW portfolio of wind and solar assets in France, a 100% interest in a 1.5 GW portfolio of operating distributed generation assets and a 47% interest in a 2.3 GW distributed generation development platform in the United States, and the sale of certain financial securities.
Cash flows used in investing activities totaled $6,800 million for the year ended December 31, 2024. During the year, we invested $2,940 million into acquiring businesses net of their cash and cash equivalents, including a 53% controlling interest in Neoen, a 74% controlling stake in a leading wind-focused commercial and industrial renewable business in India and a fully integrated distributed generation focused renewable platform in South Korea. We also invested $1,368 million into our structured investments in sustainable solutions and equity accounted investments including acquiring a 12% interest in a ~3.5 GW portfolio of offshore wind assets located in the U.K., a 49% interest in a tri-party joint venture with a 600 MW wind portfolio, and a 67% interest in an eFuels facility in the U.S. that will be capable of producing 500 barrels per day. Our continued investment including the construction and development of wind, solar, distributed generation, and storage development projects globally including the U.S., Brazil, and India totaled $3,733 million for the year ended December 31, 2024. Our capital recycling initiatives generated $1,275 million of proceeds from asset sales for the year ended December 31, 2024 including a portfolio of 63 MW of solar assets, 682 MW of wind assets, and a 1.6 GW development pipeline in Spain and Portugal, a 50% interest in a 67 MW portfolio of wind facilities in the U.K., a 90 MW portfolio of hydroelectric assets and a 85 MW portfolio of biomass facilities in Brazil, and a 30 MW hydroelectric asset in the U.S.

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
SHARES, NOTES AND UNITS OUTSTANDING
Shares and units outstanding as at December 31 are as follows:

	December 31, 2025	December 31, 2024
Class A Preference Shares(1)	31,035,967	31,035,967
Perpetual Subordinated Notes
Balance, beginning of year	30,400,000	24,400,000
Issuance	—	6,000,000
Balance, end of year	30,400,000	30,400,000
Preferred Units(2)
Balance, beginning of year	31,000,000	38,000,000
Redemption of preferred LP Units	—	(7,000,000)
Balance, end of year	31,000,000	31,000,000
GP interest	3,977,260	3,977,260
Redeemable/Exchangeable partnership units	194,487,939	194,487,939
BEPC exchangeable shares and Class A.2 exchangeable shares(3)
Balance, beginning of year	179,640,851	179,651,526
Exchanged for BEP LP units	(36,058)	(10,675)
Balance, end of year	179,604,793	179,640,851
LP units
Balance, beginning of year	285,180,371	287,164,340
Issuance	22,017,870	—
Repurchase of LP units for cancellation	(1,522,975)	(2,279,654)
Distribution reinvestment plan	276,638	285,010
Issued in exchange for BEPC exchangeable shares	36,058	10,675
Balance, end of year	305,987,962	285,180,371
Total LP units on a fully-exchanged basis(4)	680,080,694	659,309,161
(1)Class A Preference Shares are broken down by series as follows: 8,372,310 (2024: 6,849,533) Series 1 Class A Preference Shares are outstanding; 1,587,754 (2024: 3,110,531) Series 2 Class A Preference Shares are outstanding; 9,961,399 (2024: 9,961,399) Series 3 Class A Preference Shares are outstanding; 4,114,504 (2024: 4,111,504) Series 5 Class A Preference Shares are outstanding; and 7,000,000 (2024: 7,000,000) Series 6 Class A Preference Shares are outstanding.
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
(3)Includes 144,885,110 (December 31, 2024: 144,921,168) BEPC exchangeable shares and 34,719,683 (December 31, 2024: 34,719,683) Class A.2 exchangeable shares.
(4)The fully-exchanged amounts assume the exchange of all Redeemable/Exchangeable partnership units, BEPC exchangeable shares and class A.2 exchangeable shares for LP units.

DIVIDENDS AND DISTRIBUTIONS
The following table summarizes the dividends and distributions declared and paid, for the year ended December 31:

	Declared			Paid
(MILLIONS)	2025	2024	2023	2025	2024	2023
Class A Preference Shares	$30	$28	$27	$25	$28	$27
Perpetual Subordinated Notes	40	37	29	40	37	29
Class A Preferred LP units	34	37	41	32	37	41
Participating non-controlling interests – in operating subsidiaries	2,314	891	1,428	2,836	891	870
GP Interest and incentive distributions	151	134	116	151	134	116
Redeemable/Exchangeable partnership units	293	277	265	292	276	263
BEPC exchangeable shares and class A.2 exchangeable shares	269	256	241	270	256	241
LP units	434	406	383	427	395	370
LP unit distributions per unit on an annualized basis were increased as follows:

Date of Increase	Amount of Increase	% Increase	Annual Distribution	Distribution Effective Date
February 2020	$0.06	5%	$1.160	March 2020
February 2021	$0.06	5%	$1.215	March 2021
February 2022	$0.06	5%	$1.280	March 2022
February 2023	$0.07	5%	$1.350	March 2023
February 2024	$0.07	5%	$1.420	March 2024
January 2025	$0.07	5%	$1.492	March 2025
January 2026	$0.08	5%	$1.568	March 2026

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

Pursuant to Rule 13-01 of the SEC's Regulation S-X, the following table provides combined summarized financial information of Brookfield BRP Holdings (Canada) Inc. and the guarantor subsidiaries for the year ended December 31:

(MILLIONS)	2025	2024	2023
Revenues(1)	$—	$—	$—
Gross profit	—	—	—
Dividend income from non-guarantor subsidiaries	988	746	511
Net income	715	547	428
(1)Brookfield Renewable's total revenues for the year ended December 31, 2025 were $6,407 million (2024: $5,876 million and 2023: $5,038 million).

(MILLIONS)	December 31, 2025	December 31, 2024
Current assets(1)	$831	$392
Total assets(2)(3)	1,099	507
Current liabilities(4)	8,524	7,259
Total liabilities(4)	8,568	7,698
(1)Amount due from non-guarantor subsidiaries was $815 million (2024: $383 million).
(2)Brookfield Renewable's total assets as at December 31, 2025 and December 31, 2024 were $98,701 million and $94,809 million.
(3)Amount due from non-guarantor subsidiaries was $949 million (2024: $408 million).
(4)Amount due to non-guarantor subsidiaries was $7,908 million (2024: $6,629 million).

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
Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for reserve accounts. As at December 31, 2025, letters of credit issued amounted to $4,399 million (2024: $2,792 million).

PART 6 – SELECTED QUARTERLY INFORMATION
HISTORICAL OPERATIONAL AND FINANCIAL INFORMATION

YEAR ENDED DECEMBER 31 (MILLIONS, EXCEPT AS NOTED)	2025	2024	2023
Operational information:
Capacity (MW)	47,203	46,211	32,949
Total generation (GWh)
Long-term average generation	123,028	94,339	75,584
Actual generation	116,010	80,842	69,704
Proportionate generation (GWh)
Actual Renewable generation	33,157	30,947	29,082
Additional financial information:
Net loss attributable to Unitholders	$ (19)	$ (464)	$ (100)
Basic loss per LP unit(1)	(0.25)	(0.89)	(0.32)
Proportionate Adjusted EBITDA(2)	2,698	2,408	2,182
Funds From Operations(2)	1,334	1,217	1,095
Funds From Operations per Unit(2)(3)	2.01	1.83	1.67
Distribution per LP unit	1.49	1.42	1.35
YEAR ENDED DECEMBER 31 (MILLIONS, EXCEPT AS NOTED)	2025	2024	2023
Property, plant and equipment, at fair value	$ 70,456	$ 73,475	$ 64,005
Equity-accounted investments	4,087	2,740	2,546
Total assets	98,701	94,809	76,128
Total borrowings	34,892	34,390	29,702
Deferred income tax liabilities	9,395	8,439	7,174
Other liabilities	19,440	15,524	9,273
Participating non-controlling interests – in operating subsidiaries	24,164	26,168	18,863
General partnership interest in a holding subsidiary held by Brookfield	52	50	55
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	2,524	2,457	2,684
BEPC exchangeable shares and class A.2 exchangeable shares	2,330	2,269	2,479
Preferred equity	563	537	583
Perpetual subordinated notes	737	737	592
Preferred limited partners’ equity	634	634	760
Limited partners’ equity	3,970	3,604	3,963
Total liabilities and equity	98,701	94,809	76,128
Debt-to-total capitalization (market value)(4)	39%	40%	40%
(1)For the year ended December 31, 2025, average LP units totaled 287.0 million (2024: 285.5 million and 2023: 282.4 million)
(2)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure, See “Cautionary Statement Regarding Use of Non-IFRS Measures” and “PART 4 – Financial Performance Review on Proportionate Information – Reconciliation of Non-IFRS Measures”.
(3)Average Units outstanding for the year ended December 31, 2025 totaled 665.1 million (2024: 663.6 million and 2023: 657.1 million) being inclusive of our LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares, class A.2 exchangeable shares and GP interest.
(4)Based on market values of Preferred equity, Perpetual subordinated notes, Preferred limited partners’ equity and Unitholders’ equity.

SUMMARY OF HISTORICAL QUARTERLY RESULTS
The following is a summary of unaudited quarterly financial information for the last eight consecutive quarters:

	2025				2024
(MILLIONS, EXCEPT AS NOTED)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total Generation (GWh) – LTA	31,323	29,779	31,450	30,476	24,779	22,151	24,895	22,514
Total Generation (GWh) – actual	28,798	27,554	30,650	29,008	21,121	18,819	21,467	20,300
Proportionate Renewable Generation (GWh) – LTA	9,590	8,529	9,819	8,999	8,616	8,132	9,522	8,654
Proportionate Actual Renewable Generation (GWh)	7,759	7,186	9,542	8,670	6,868	7,320	8,298	8,461
Revenues	$1,539	$1,596	$1,692	$1,580	$1,432	$1,470	$1,482	$1,492
Net income (loss) attributable to Unitholders	410	(120)	(112)	(197)	(9)	(181)	(154)	(120)
Basic income (loss) per LP unit	0.54	(0.23)	(0.22)	(0.35)	(0.06)	(0.32)	(0.28)	(0.23)
Funds From Operations	346	302	371	315	304	278	339	296
Funds From Operations per Unit	0.51	0.46	0.56	0.48	0.46	0.42	0.51	0.45
Distribution per LP unit	0.37	0.37	0.37	0.37	0.36	0.36	0.36	0.36

PROPORTIONATE RESULTS FOR THE THREE MONTHS ENDED DECEMBER 31
The following chart reflects the generation and summary financial figures on a proportionate basis for the three months ended December 31:

	(GWh)				(MILLIONS)
	Actual Renewable Generation		Renewable LTA Generation		Revenues		Adjusted EBITDA(1)		Funds From Operations(1)
	2025	2024	2025	2024	2025	2024	2025	2024	2025	2024
Hydroelectric
North America	1,664	1,880	2,910	2,910	$207	$165	$133	$88	$57	$22
Brazil	840	904	983	983	49	48	33	41	29	36
Colombia	1,787	776	1,697	1,009	136	100	90	50	34	28
	4,291	3,560	5,590	4,902	392	313	256	179	120	86
Wind	2,224	2,289	2,591	2,588	169	172	137	265	86	214
Utility-scale solar	942	731	1,159	896	73	58	92	99	52	70
Distributed energy & storage	302	288	250	230	73	50	224	37	206	23
Sustainable solutions	—	—	—	—	178	144	44	47	37	38
Corporate	—	—	—	—	—	—	(9)	(9)	(155)	(127)
Total	7,759	6,868	9,590	8,616	$885	$737	$744	$618	$346	$304
(1)Non-IFRS measures. For reconciliations to the most directly comparable IFRS measure see “Reconciliation of Non-IFRS Measures” in this Management’s Discussion and Analysis.

For the three months ended December 31, 2025, Funds From Operations were $346 million versus $304 million in the prior year. Funds From Operations increased $42 million primarily due to contributions from recently acquired and commissioned facilities, the benefits of inflation indexation on our contracted generation in Canada, Brazil and Colombia, an increase in ownership in Isagen and a gain on the sale of a North American distributed energy platform.

RECONCILIATION OF NON-IFRS MEASURES
The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the three months ended December 31, 2025:

	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Net (loss) income	$(62)	$31	$59	$(164)	$(91)	$280	$764	$(139)	$678
Add back or deduct the following:
Depreciation	103	18	52	215	158	67	9	—	622
Deferred income tax (recovery) expense	(26)	(6)	10	(53)	(49)	65	1	(15)	(73)
Foreign exchange and financial instrument (gain) loss	(20)	(27)	(35)	(148)	(361)	(144)	(131)	2	(864)
Other(1)	57	2	36	227	362	419	(616)	16	503
Management service costs	—	—	—	—	—	—	—	61	61
Interest expense	106	15	104	168	138	41	1	65	638
Current income tax expense (recovery)	24	1	17	10	17	(261)	(1)	1	(192)
Amount attributable to equity accounted investments and non-controlling interests(2)	(49)	(1)	(153)	(118)	(82)	(243)	17	—	(629)
Adjusted EBITDA attributable to Unitholders	$133	$33	$90	$137	$92	$224	$44	$(9)	$744
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

The following table reconciles the non-IFRS financial measures to the most directly comparable IFRS measures. Net income (loss) is reconciled to Adjusted EBITDA for the three months ended December 31, 2024:

	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Net (loss) income	$(55)	$33	$93	$203	$(134)	$25	$105	$(82)	$188
Add back or deduct the following:
Depreciation	108	16	34	184	87	45	3	—	477
Deferred income tax (recovery) expense	(21)	(1)	7	21	(11)	(32)	5	(17)	(49)
Foreign exchange and financial instrument gain	(26)	(21)	(13)	(86)	(120)	(65)	(114)	(13)	(458)
Other(1)	10	4	(3)	81	330	115	22	8	567
Management service costs	—	—	—	—	—	—	—	47	47
Interest expense	90	15	80	136	97	38	4	49	509
Current income tax (recovery) expense	(1)	2	15	(16)	(50)	(115)	—	(1)	(166)
Amount attributable to equity accounted investments and non-controlling interests(2)	(17)	(7)	(163)	(258)	(100)	26	22	—	(497)
Adjusted EBITDA attributable to Unitholders	$88	$41	$50	$265	$99	$37	$47	$(9)	$618
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

The following table reconciles the non-IFRS financial metrics to the most directly comparable IFRS measures. Net income is reconciled to Funds From Operations for the three months ended December 31:

(MILLIONS)	2025	2024
Net income	$678	$188
Add back or deduct the following:
Depreciation	622	477
Foreign exchange and financial instruments gain	(864)	(458)
Deferred income tax recovery	(73)	(49)
Other(1)	503	567
Amount attributable to equity accounted investments and non-controlling interest(2)	(520)	(421)
Funds from Operations	$346	$304
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
The following table reconciles the per Unit non-IFRS financial measures to the most directly comparable IFRS measures. Basic earnings per LP unit is reconciled to Funds From Operations per Unit, for the three months ended December 31:

	2025	2024
Basic earnings (loss) per LP unit(1)	$0.54	$(0.06)
Depreciation	0.46	0.39
Foreign exchange and financial instruments gain	(0.20)	(0.24)
Deferred income tax recovery	(0.29)	(0.04)
Other(2)	—	0.41
Funds From Operations per Unit(3)	$0.51	$0.46
(1)Average LP units outstanding for the three months ended December 31, 2025 were 295.4 million (2024: 285.1 million).
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
(3)Average Units for the three months ended December 31, 2025 were 673.5 million (2024: 663.2 million), being inclusive of LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and class A.2 exchangeable shares and GP interest.

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
'- Enter into long-term contracts that specify the price at which electricity is sold

- Maintain a portfolio of short, medium, and long-term financial contracts to mitigate our exposure to fluctuations in electricity prices

- Ensure limits and controls are in place for trading activities

- As of December 31, 2025, we have, on a proportionate basis, approximately 91% of 2026 generation (2024: 88% of 2025 generation) contracted under power purchase agreements and financial contracts, excluding Brazil and Colombia. In Brazil and Colombia, on a proportionate basis, we had approximately 85% and 75% of 2026 (2024: 80% and 85%, of 2025, respectively) generation contracted under power purchase agreements, respectively. See “Part 4 – Financial Performance Review on Proportionate Information”

Foreign currency
We are exposed to foreign currency risk – including Canadian dollar, Brazilian real, Euro, British pound sterling, Colombian peso, Indian rupee, Chinese yuan and Australian dollar – related to operations, anticipated transactions, and certain foreign currency debt.

'- Enter into foreign currency contracts designed to minimize the exposure to foreign currency fluctuations
- 46% of cash flow is generated in the United States while Canadian Dollar and Euro exposure, representing 30% of our portfolio, is proactively managed through foreign currency contracts
- Limited foreign currency contracts to hedge our exposure to currencies in South America and Asia-Pacific – representing 24% of our portfolio – due to the high costs associated with hedging certain currencies. However, these specific exposures are largely mitigated by the annual inflation-linked escalations in our power purchase agreements

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

- Our proportionate floating rate exposure represents 16% of our total debt, after affecting for variable-rate debt that has been hedged through the use of interest rate swaps. Our floating rate exposure arises primarily from our South American operations, as we have limited opportunities to raise fixed-rate debt or hedge due to the high associated costs

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

'- Diverse counterparty base with long-standing credit histories

- Exposure to counterparties with investment-grade credit ratings

- Use of standard trading contracts and other standard credit risk mitigation techniques

- As at December 31, 2025, 88% (2024: 83%) of Brookfield Renewable’s trade receivables were current

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

'- As at December 31, 2025, available liquidity was $4.6 billion. Liquidity is comprised of our share of cash and cash equivalents, investments in marketable securities, the available portion of the corporate credit facilities, and our share of subsidiary credit facilities. Details of the available liquidity and debt maturity ladder are included in “Part 5 – Liquidity and Capital Resources”
- Effective and regular monitoring of debt covenants and cooperation with lenders to cure any defaults
- Target investment grade debt or debt with investment grade characteristics with the ability to absorb volatility in cash flows
- Long-term duration of debt instruments and the diversification in maturity dates over an extended period of time
- Sufficient cash from operating activities, access to undrawn credit facilities, and possible capital markets financing to fund our operations and fulfill our obligations as they become due
- Ensure access to public capital markets and maintain a strong investment grade credit rating

PART 8 – CRITICAL ESTIMATES AND JUDGMENTS IN APPLYING ACCOUNTING POLICIES
The consolidated financial statements are prepared in accordance with IFRS, which require the use of estimates and judgments in reporting assets, liabilities, revenues, expenses and contingencies. In the judgment of management, none of the estimates outlined in Note 1 – Basis of preparation and material accounting policy information in our audited consolidated financial statements are considered critical accounting estimates as defined in Canadian National Instrument 51-102 – Continuous Disclosure Obligations with the exception of the estimates related to the valuation of property, plant and equipment, financial instruments, deferred income tax liabilities, decommissioning liabilities and impairment of goodwill. These assumptions include estimates of future electricity prices, discount rates, expected long-term average generation, inflation rates, terminal year, the amount and timing of operating and capital costs, forecasted development MWs per annum, future leverage assumptions, and the income tax rates of future income tax provisions. Estimates also include determination of accruals, provisions, purchase price allocations, useful lives, asset valuations, asset impairment testing and those relevant to the defined benefit pension and non-pension benefit plans. Estimates are based on historical experience, current trends and various other assumptions that are believed to be reasonable under the circumstances.
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
(ii)Financial instruments
Brookfield Renewable makes estimates and assumptions that affect the carrying value of its financial instruments, including estimates and assumptions about future electricity prices, contractual volumes, expected long-term average generation, capacity prices, discount rates, the timing of energy delivery and the elements affecting fair value of tax equity financings. Non-financial instruments are valued using estimates of future electricity prices which are estimated by considering broker quotes for the years in which there is a liquid market and for the subsequent years Brookfield Renewable’s best estimate of electricity prices that would allow new entrants into the market. This valuation technique approximates the net present value of future cash flows. For certain financial instruments, Brookfield Renewable applies an income approach, utilizing inputs derived from board-approved business plans and applying valuation techniques consistent with IFRS to determine the fair value of its interest in the underlying entity.
For power purchase agreements accounted for under IFRS 9 (“IFRS 9 PPAs”) that have unobservable values, Brookfield Renewable determines the fair value of these IFRS 9 PPAs using a discounted cash flow model based on the term of the contract and applies judgments surrounding the inputs used within the valuation model. The valuation model incorporates various inputs and assumptions including future power prices, contractual prices, contractual volumes and discount rates. Future power prices are based on broker quotes from independent sources and for IFRS 9 PPAs with no available broker quotes, future fuel driven merchant prices are incorporated within the model. Contractual prices are stipulated within each individual agreement, contractual volumes are either specified within the agreement or determined using estimated future generation of the power generating assets and discount rate used in the valuation model is the credit adjusted risk free rate. See Note 6 – Risk management and financial instruments in our audited annual consolidated financial statements for more details.
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
Brookfield Renewable uses the following critical assumptions and estimates for the value-in-use method: the circumstances that gave rise to the goodwill, timing and amount of future cash flows expected from the CGUs; discount rates; terminal capitalization rates; terminal valuation dates forecasted development MWs per annum, and future leverage assumptions for the platforms.
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
Brookfield Renewable’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth by the years 2030 to 2035 in North America, 2030 in Colombia, and 2029 in Brazil. The year of new entry is viewed as the point when generators must build additional capacity to maintain system reliability and provide an adequate level of reserve generation with the retirement of older coal-fired plants and rising environmental compliance costs in North America and Europe, and overall increasing demand in Colombia and Brazil. Brookfield Renewable has based its long term energy views for existing assets on a discount to price required to incentivize new build generation, considering the expected technology profile of the relevant region.
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
FUTURE CHANGES IN ACCOUNTING POLICIES
IFRS 18 - Presentation and Disclosure in Financial Statements (“IFRS 18”)
In April 2024, the IASB issued IFRS 18, Presentation and Disclosure of Financial Statements. IFRS 18 is effective for periods beginning on or after January 1, 2027, with early adoption permitted. IFRS 18 is expected to improve the quality of financial reporting by requiring defined subtotals in the statement of profit or loss, requiring disclosure about management-defined performance measures, and adding new principles for aggregation and disaggregation of information. Brookfield Renewable is currently assessing the impact of this standard on its presentation and disclosures.
Amendments to IFRS 9 - Financial Instruments (“IFRS 9”) and IFRS 7 - Financial Instruments: Disclosures (“IFRS 7”) - Classification and Measurement of Financial Instruments
The amendments clarify the requirements for the timing of recognition and derecognition of financial liabilities settled through an electronic cash transfer system, add further guidance for assessing the contractual cash flow characteristics of financial assets with contingent features, and adds new or amended disclosures relating to investments in equity instruments designated at Fair Value through Other Comprehensive Income “FVOCI” and financial instruments with contingent features. The amendments to IFRS 9 and IFRS 7 apply to annual reporting periods beginning on or after January 1, 2026. Brookfield Renewable has assessed the impact of these amendments and have noted no material impact.
Amendments to IFRS 9 - Financial Instruments (“IFRS 9”) and IFRS 7 - Financial Instruments: Disclosures (“IFRS 7”) - Contracts Referencing Nature-Dependent Electricity
The amendments apply only to contracts referencing nature-dependent electricity and clarify the application of the “own-use” requirements, the use of hedge accounting, and adds new disclosure requirements around the effect of these contracts on the partnership’s financial performance and cash flows. The amendments to IFRS 9 and IFRS 7 apply to annual reporting periods beginning on or after January 1, 2026. Brookfield Renewable has assessed the impacts of these amendments and have noted no material impact.
There are currently no other future changes to IFRS Accounting Standards with a potential material impact on Brookfield Renewable.
SUBSEQUENT EVENTS
Subsequent to year-end, Brookfield Renewable, together with its institutional partners, completed the sale of 25% of a 403 MW portfolio of operating hydroelectric assets in the U.S for proceeds of approximately $230 million ($111 million net to Brookfield Renewable). Brookfield Renewable continues to consolidate this business.
Subsequent to year-end, Brookfield Renewable established an at-the-market (“ATM”) equity program under which it may, at its discretion, offer and sell up to $400 million of BEPC exchangeable shares directly from treasury. To date, 635,247 BEPC exchangeable shares were issued for gross proceeds of approximately $28 million.
Subsequent to year-end, Brookfield Renewable repurchased and cancelled 635,247 LP units on the Toronto Stock Exchange at a total cost of approximately $20 million.

Subsequent to year-end, Brookfield Renewable, together with its institutional partners, agreed to the sale of a 2.3 GW portfolio of operating wind and solar assets in the U.S. for proceeds of approximately $1.3 billion ($316 million net to Brookfield Renewable). The closing of this transaction is subject to customary closing conditions.
Subsequent to year-end, Brookfield Renewable issued C$500 million of Series 20 medium-term notes. The medium-term notes have a fixed interest rate of 5.204% and a maturity date of January 15, 2056. The Series 20 medium-term notes are corporate-level green bonds.
Subsequent to year-end, Brookfield Renewable, together with its institutional partners, completed the sale of a 73 MW portfolio of operating wind assets in the U.K. for proceeds of approximately £61 million ($82 million) (£16 million ($21 million) net to Brookfield Renewable).
Subsequent to year-end, Brookfield Renewable, together with its institutional partners, completed a private placement sale of shares in a renewable operating and development platform in India, selling a 7% interest for proceeds of approximately INR7.8 billion ($86 million) (INR1.6 billion ($17 million) net to Brookfield Renewable). In addition, as a result of the successful launch of the IPO, a 3% interest was transferred to a member of the platform’s IPO Founder Group for nominal consideration, as part of a pre-existing arrangement. The IPO process was completed on February 25, 2025 and the platform will be listed on the designated stock exchanges in India on or about March 2, 2026. On February 26, 2026 the platform filed the prospectus which reflects an additional divestment by Brookfield Renewable, together with its institutional partners, of an approximate 10% interest for gross proceeds to be received of approximately INR8.9 billion ($99 million) (INR1.8 billion ($19 million) net to Brookfield Renewable).
Subsequent to year-end, Brookfield Renewable redeemed all of the outstanding units of Series 7 Preferred Limited Partnership units for C$175 million.

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
Our risk of hydrology generation shortfall in Brazil continues to be minimized by participation in the MRE administered by the government of Brazil. This program mitigates hydrology risk by assuring that all participants receive, at any particular point in time, an assured energy amount, irrespective of the actual volume of energy generated. The program reallocates energy, transferring surplus energy from those who generated an excess to those who generate less than their assured energy, up to the total generation within the pool. Periodically, low precipitation across the entire country’s system could result in a temporary reduction of generation available for sale. During these periods, we expect that a higher proportion of thermal generation would be needed to balance supply and demand in the country, potentially leading to higher overall spot market prices.
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
Voting Agreements with Affiliates
Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control or have significant influence over the entities that own certain renewable power and sustainable solution investments. Brookfield Renewable has also entered into a voting agreement with its consortium partners in respect of the Colombian business and Neoen. The voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control. Accordingly, Brookfield Renewable consolidates the accounts of these entities.
For entities previously controlled by Brookfield Corporation, the voting agreements entered into do not represent business combinations in accordance with IFRS 3, as all combining businesses are ultimately controlled by Brookfield Corporation both before and after the transactions were completed. Brookfield Renewable accounts for these transactions involving entities under common control in a manner similar to a pooling of interest, which requires the presentation of pre-voting agreement financial information as if the transactions had always been in place. Refer to Note 1(s)(ii) – Critical judgments in applying accounting policies – Common control transactions in our December 31, 2025 audited consolidated financial statements for our policy on accounting for transactions under common control.
PERFORMANCE MEASUREMENT
Segment Information
Our operations are segmented by – 1) hydroelectric, 2) wind, 3) utility-scale solar, 4) distributed energy & storage (distributed generation, pumped storage and battery energy storage systems), 5) sustainable solutions (agricultural renewable natural gas, carbon capture and storage, recycling, cogeneration, biomass, nuclear services, eFuels, and power transformation), and 6) corporate - with hydroelectric further segmented by geography (i.e., North America, Colombia, and Brazil). This best reflects the way in which the CODM reviews results of our company.
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

Name and Residence(1)	Age	Position	Principal Occupation

Jeffrey Blidner Ontario, Canada	77	Chair	Vice Chair of Brookfield

Sarah Deasley* London, United Kingdom	56	Director	Executive Director of Frontier Economics

Nancy Dorn*(3)(4) Georgia, United States	67	Director	Director

Lou Maroun*(2)(3) Warwick, Bermuda	75	Director	Chairman of Sigma Capital Corporation

Stephen Westwell*(2)(3) London, United Kingdom	67	Director	Director

Patricia Zuccotti*(2) Washington, United States	78	Director	Director
* Denotes independent director
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
Jeffrey Blidner. Mr. Blidner is Chair of the board of directors of the Managing General Partner since 2011. He is also a director of BEPC. Mr. Blidner is a Vice Chair and a director of Brookfield Corporation. He serves as Chair of the general partner of Brookfield Property Partners L.P. and also serves as a director of the general partner of Brookfield Business Partners L.P., the general partner of Brookfield Infrastructure Partners L.P., Brookfield Business Corporation and Brookfield Infrastructure Corporation. Prior to joining Brookfield in 2000, Mr. Blidner was a senior partner at a Canadian law firm where his practice focused on merchant banking transactions, public offerings, mergers and acquisitions, management buy-outs and private equity transactions. Mr. Blidner received his LL.B from Osgoode Hall Law School and was called to the Bar in Ontario as a Gold Medalist. Mr. Blidner is not considered an independent director because of his role at Brookfield.
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
Nancy Dorn. Ms. Dorn is a director of the Managing General Partner since 2019. She is also a director of BEPC. Ms. Dorn is a retired corporate executive and U.S. government official now serving on several private and non-profit boards. Ms. Dorn retired from the General Electric Company in 2017 after serving for 14 years as the leader of the company’s government affairs and policy group. Prior to her career at General Electric Company, she served in a number of high-ranking positions in the U.S. Government, including Deputy Director of the Office of Management and Budget under President George W. Bush and Assistant Secretary of the Army (Civil Works) under President George H.W. Bush. She also worked in the Reagan Administration as Special Assistant to the President and in the State and Defense Departments. Ms. Dorn served on the Board of Governors of the Argonne National Laboratory (2018-2024) and on the Saint Simons Island Land Trust (2018-2024) in Saint Simons, Georgia. Ms. Dorn is a graduate of Baylor University.
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
Stephen Westwell. Mr. Westwell is a director of the Managing General Partner since 2019. He is also a director of BEPC. Mr. Westwell was the Chief Executive Officer of EFR Group BV, a European fuel distributor and retailer (2015-2016) and the Chief Executive Officer of Silver Ridge Power Inc., a global solar power company (2013-2014). Mr. Westwell held various management and executive positions for BP plc in South Africa, the United States and the United Kingdom (1988-2007). These executive positions included Chief Executive Officer for BP Solar and Chief Executive Officer for BP Alternative Energy. He served as Group Chief of Staff and member of BP Plc’s executive management team in the United Kingdom (2008-2011). Mr. Westwell also worked for Eskom Holdings Limited, the South African power utility, in several operational capacities. Mr. Westwell served on the board of directors of Sasol Pty Limited, a global oil and chemical company (2012-2024). Mr. Westwell is a director of Zaffra B.V. and is a Senior Advisor to British International Investment, the United Kingdom’s development finance institution. Mr. Westwell holds a Bachelor of Science, Engineering from the University of Natal, a Master of Business Administration from the University of Cape Town and a Master of Science in Management from Stanford University.
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

Our Management
The Managing General Partner does not have any employees. Instead, members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to fulfill the Service Provider’s obligations to provide us with management services under our Master Services Agreement. The following table presents certain information concerning our core senior management team that is principally responsible for our operations as well as their positions with the Service Provider as of the date of this Form 20-F. The further disclosure required under Canadian securities laws regarding the compensation of certain members of our core senior management team will be separately filed within 140 days of December 31, 2025.

Name	Years of experience in relevant industry or role	Years at Brookfield	Current Position with the Service Provider
Connor Teskey	16	13	Chief Executive Officer
Wyatt Hartley	20	16	Co-President
Jennifer Mazin	27	12	Co-President and General Counsel
Patrick Taylor	18	15	Chief Financial Officer
Natalie Adomait	15	15	Chief Operating Officer

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
Our Master Services Agreement
BEP, BRELP, the MSA Holding Entities, the Service Provider and others entered into our Master Services Agreement pursuant to which the Service Provider has agreed to provide oversight of our business and provide the services of senior management to Brookfield Renewable. In addition, the Service Provider has agreed to provide services relating to acquisitions or dispositions, financings, business planning and strategy and oversight and supervision of various day to day management and administrative activities. The Operating Entities are not a party to our Master Services Agreement.
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
•providing overall strategic advice to the MSA Holding Entities including advising with respect to the expansion of their business into new markets;
•establishing and maintaining or supervising the establishment and maintenance of books and records;
•identifying, evaluating and recommending to the MSA Holding Entities acquisitions or dispositions from time to time and, where requested to do so, assisting in negotiating the terms of such acquisitions or dispositions;
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
•recommending to the MSA Holding Entities suitable candidates to serve on the Governing Bodies of the Operating Entities;
•making recommendations with respect to the exercise of any voting rights to which the MSA Holding Entities are entitled in respect of the Operating Entities;
•making recommendations with respect to the payment of dividends by the MSA Holding Entities or any other distributions by the Service Recipients, including distributions by us to our LP unitholders;
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
•providing individuals to act as senior officers of MSA Holding Entities as agreed from time to time, subject to the approval of the relevant Governing Body;
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
During 2025, BRELP undertook changes to its holding structure that resulted in new entities becoming Service Recipients under the Master Services Agreement. In May 2025, BRELP established U.S. Holdco as a direct wholly owned subsidiary, and in December 2025, as part of a reorganization of BEP’s investment in Standard Solar that transferred the investment from Euro Holdco to BRELP, BGTF Zenith AIV likewise became a direct wholly owned subsidiary of BRELP and a Service Recipient.
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

The Base Management Fee payments for the years ended December 31, 2025, 2024 and 2023, respectively, are set out below:

(MILLIONS)	2025	2024	2023
Base management fee	$223	$204	$205
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
6.B    COMPENSATION
Our Management
The Managing General Partner does not have any employees. We have entered into our Master Services Agreement with the Service Provider pursuant to which the Service Provider and certain other affiliates of Brookfield provide or arrange for other service providers to provide management services to BEP, BRELP and the MSA Holding Entities. The fees payable under the Master Services Agreement are set forth under Item 6.A “Directors and Senior Management — Our Master Services Agreement — Management Fee”. In addition, Brookfield is entitled to receive incentive distributions from BRELP described under Item 7.B “Related Party Transactions — Incentive Distributions”.
Pursuant to our Master Services Agreement, members of Brookfield’s senior management and other individuals from Brookfield’s global affiliates are drawn upon to fulfill obligations under our Master Services Agreement. These individuals, including the Brookfield employees identified in the table above under Item 6.A “Directors and Senior Management — Our Management”, are not compensated by BEP or our Managing General Partner; instead they are and will continue to be compensated by Brookfield. Further disclosure required under Canadian securities laws regarding the compensation of certain members of our core senior management team for the year ended December 31, 2025 will be separately filed in Canada within 140 days of December 31, 2025 and furnished concurrently on a Form 6-K.
Board of Directors of the Managing General Partner
Our directors are entitled to an annual retainer of $165,000 for their service on the board of directors and committees of the Managing General Partner and the board of directors and committees of BEPC, and reimbursement of expenses incurred in attending meetings. For the year ended December 31, 2025, each of the directors received $165,000 for their service on the board of directors and committees of the Managing General Partner and the board of directors and committees of BEPC, and reimbursement of expenses incurred in attending meetings. Additionally, in recognition of the time commitment required by certain directors for travel to attend board meetings in Bermuda, directors resident in certain locations receive an annual long distance travel stipend of $15,000.
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

Restricted Unit Plans
BEP’s restricted unit plans (the “Restricted Unit Plans”) provide certain designated officers and employees of BEP with compensation opportunities that align their long-term interests with those of Unitholders. The Restricted Unit Plans have the advantage of allowing participants to become Unitholders, receive the value of any distributions, and to obtain full ownership of a Unit after the restriction period ends. The Restricted Unit Plans are administered by the Nominating and Governance Committee. The Restricted Unit Plans provide BEP and eligible participants with the opportunity to elect all or a portion of any cash bonus payment to be distributed in the form of restricted units (“RUs”) and allow BEP to award discretionary compensation in the form of RUs under the applicable Restricted Unit Plan. The number of RUs awarded under the applicable Restricted Unit Plan is based on the dollar value of the cash amount allocated to the applicable Restricted Unit Plan for a participant divided by the volume weighted average price of a Unit on the Toronto Stock Exchange, for awards denominated in Canadian dollars, or the New York Stock Exchange, for awards denominated in U.S. dollars, in each case for the five trading days immediately preceding the date of grant. RUs must be held until the vesting date (or in certain jurisdictions, until the fifth anniversary of the award date). Holders of the RUs will receive the value of any distributions made on the respective Units in the form of cash or additional Units, subject to certain clawback provisions.
Indebtedness of Directors and Executive Officers
As at the date of this Form 20-F, and at all times since January 1, 2025, none of the directors, officers, employees and former directors, officers and employees of the Managing General Partner, the Service Provider or any of their respective subsidiaries, nor any of their associates, has or had any indebtedness owing to Brookfield Renewable.
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
The board of directors of the Managing General Partner had four regular quarterly meetings as well as one special meeting in 2025. Four regular quarterly meetings are scheduled for 2026.
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
Other Directorships
The following directors of the Managing General Partner are also directors of other reporting issuers (or the equivalent in foreign jurisdictions):
•Jeffrey Blidner: Brookfield Corporation; Brookfield Infrastructure Corporation; Brookfield Business Corporation; the general partner of each of Brookfield Property Partners L.P., Brookfield Infrastructure Partners L.P. and Brookfield Business Partners L.P.; BEPC
•Sarah Deasley: BEPC
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
The Audit Committee had four regular quarterly meetings in 2025 as well as one special meeting. All of the committee members were present in person or by telephone. Four regular quarterly meetings are scheduled for 2026.
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
The Nominating and Governance Committee had four regular meetings in 2025 as well as one special meeting. All of the committee members were present in person or by telephone. Four regular quarterly meetings are scheduled for 2026.
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
Brookfield Renewable has approximately 5,870 employees (inclusive of employees employed by its consolidated portfolio companies) involved in the day-to-day operations of our facilities and the development of our business, of which approximately 320 are located in Canada, 2,250 are located in the United States, 658 are located in Brazil, 614 are located in Colombia, 826 are located in Europe, 215 are located in China, 97 are located in Chile, 32 are located in South Korea, and 430 are located in India. This also includes 314 employees who work in our business services group, which provides finance, IT and payroll services to our business in Canada and the United States. Approximately 1,525, or approximately 26% of these employees, are covered by collective agreements expiring between 2026 and 2033. Seven of these collective agreements are due to be renewed in 2026.
We maintain very good relations with represented and salaried employees across all facilities. Relationships with the various unions in Canada, the United States, Brazil, Colombia, Spain, and China have also been positive, without the occurrence of any work disruptions that would have had a negative impact on the business. Our corporate group, including the Manager, has an additional approximately 240 employees with non-operational roles who are largely based in Canada and the U.K.
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

ITEM 7.    MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS
7.A    MAJOR SHAREHOLDERS
As of February 20, 2026, there are 305,987,962 LP units outstanding. To our knowledge, as at February 20, 2026, no person or company, other than the Brookfield Holders, beneficially owns or controls or directs, directly or indirectly, more than 5% of our LP units, on a fully-exchanged basis. The Brookfield Holders beneficially own, collectively, 81,306,719 LP units, 194,487,939 Redeemable/Exchangeable partnership units, 10,094,152 BEPC exchangeable shares and 34,719,683 class A.2 exchangeable shares, or an approximate 47% interest in BEP (on a fully-exchanged basis, assuming the exchange of all of the outstanding Redeemable/Exchangeable partnership units, BEPC exchangeable shares and class A.2 exchangeable shares) including Brookfield’s indirect general partnership interest in the Managing General Partner and the BRELP GP LP. All LP units, including those held by the Brookfield Holders, are non-voting. Included in the LP units that the Brookfield Holders beneficially own are 5,148,270 LP units held by subsidiaries of Brookfield Wealth Solutions, and included in the BEPC exchangeable shares the Brookfield Holders beneficially own are 10,094,152 BEPC exchangeable shares held by subsidiaries of Brookfield Wealth Solutions. Brookfield Corporation and Brookfield Wealth Solutions have agreed that all decisions to be made by subsidiaries of Brookfield Wealth Solutions with respect to the voting of the LP units or BEPC exchangeable shares held by subsidiaries of Brookfield Wealth Solutions will be made jointly by mutual agreement of the applicable Brookfield Wealth Solutions subsidiary and Brookfield Corporation. Brookfield Wealth Solutions may acquire additional LP units, BEPC exchangeable shares or other securities exchangeable for LP units. It is expected that any LP units, BEPC exchangeable shares or other securities exchangeable for LP units held by Brookfield Wealth Solutions will be subject to the foregoing voting arrangements. See also the information contained in this Form 20-F under Item 10.B “Memorandum and Articles of Association — Description of our LP units, Preferred Units and the Amended and Restated Limited Partnership Agreement of BEP”.
As of February 20, 2026, 9,617 of our outstanding LP units were held by 8 holders of record in the United States, not including LP units held of record by DTC. As of February 20, 2026, DTC was the holder of record of 83,812,556 LP units.
The following table sets forth information, as of February 20, 2026, regarding the beneficial ownership of LP units by each person that is a beneficial owner of more than 5% of our LP units, on a fully-exchanged basis.

Name	LP units	Percentage of LP units
Brookfield Corporation(1)(2)(3)	320,608,493	47%

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
(3)In addition, BAM Partners Trust (the “BN Partnership”) may be deemed a beneficial owner of such LP units. BN Partnership is a trust established under the laws of Ontario and is the sole owner of the Class B limited voting shares of Brookfield Corporation. The BN Partnership has the ability to appoint one half of the board of directors of Brookfield Corporation and approve all other matters requiring shareholder approval of Brookfield Corporation with no single individual or entity controlling the BN Partnership. As such, the BN Partnership may be deemed to have indirect beneficial ownership in 320,608,493 of our LP units. The business address of Brookfield Corporation and the BN Partnership is Brookfield Place, 181 Bay Street, Suite 100, P.O. Box 762, Toronto, Ontario, Canada, M5J 2T3.
See also the information contained in this Form 20-F under Item 3.D “Risk Factors—Risks Relating to our Relationship with Brookfield”, Item 6.A “Directors and Senior Management”, Item 6.C “Board Practices” and Item 7.B “Related Party Transactions”.
7.B    RELATED PARTY TRANSACTIONS
RELATIONSHIP WITH BROOKFIELD
Brookfield Corporation is a leading global investment firm focused on building long-term wealth for institutions and individuals around the world. Brookfield Corporation has three core businesses: Alternative Asset Management, Wealth Solutions, and its Operating Businesses which are in renewable power, infrastructure, business and industrial services, and real estate. Brookfield Corporation has a track record of delivering 15%+ annualized returns to shareholders for over 30 years, supported by its unrivaled investment and operational experience. Brookfield Corporation’s conservatively managed balance sheet, extensive operational experience, and global sourcing networks allow it to consistently access unique opportunities. At the center of its success is the “Brookfield Ecosystem”, which is based on the fundamental principle that each group within Brookfield benefits from being part of the broader organization. Brookfield Corporation is publicly traded in New York and Toronto (NYSE: BN, TSX: BN).
Brookfield Asset Management Ltd. is a leading global alternative asset manager, headquartered in New York, with over $1 trillion of assets under management across infrastructure, renewable power and transition, private equity, real estate, and credit. Brookfield Asset Management Ltd. invests client capital for the long-term with a focus on real assets and essential service businesses that form the backbone of the global economy. Brookfield Asset Management Ltd. offers a range of alternative investment products to investors around the world — including public and private pension plans, endowments and foundations, sovereign wealth funds, financial institutions, insurance companies and private wealth investors. Brookfield Asset Management Ltd. draws on Brookfield’s heritage as an owner and operator to invest for value and generate strong returns for its clients, across economic cycles. Brookfield Asset Management Ltd. is publicly traded in New York and Toronto (NYSE: BAM, TSX: BAM)
Brookfield’s global alternative asset management business is wholly-owned, directly and indirectly, by Brookfield Asset Management.
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
See also the information contained in this Form 20-F under Item 3.D “Risk Factors — Risks Relating to Our Relationship with Brookfield”, Item 5.A “Operating Results — Related Party Transactions”, Item 6.A “Directors and Senior Management”, Item 6.C “Board Practices” and Item 7.A “Major Shareholders” and Note 29 to our audited consolidated financial statements for the year ended December 31, 2025, 2024 and 2023, respectively.
Relationship Agreement
BEP, BRELP, the Service Provider, Brookfield Corporation and others have entered into the Relationship Agreement, which governs aspects of the relationship among them. BEPC, being a controlled subsidiary of BEP, is automatically entitled to the benefits and subject to certain obligations under the Relationship Agreement. Pursuant to the Relationship Agreement, Brookfield has agreed that Brookfield Renewable will serve as its primary (though not exclusive) public vehicle through which it will, directly or indirectly, acquire renewable power assets on a global basis alongside other Brookfield Accounts, as further described herein. Brookfield Renewable’s acquisition strategy focuses on large scale transactions, for which it believes there is less competition and where Brookfield has sufficient influence or control so that Brookfield’s operations-oriented approach can be deployed to create value. An integral part of Brookfield Renewable’s strategy is to participate with institutional investors in Brookfield Accounts for acquisitions that fit Brookfield Renewable’s strategy. Brookfield has a strong track record of leading Brookfield Accounts and actively managing underlying assets to improve performance. Currently, Brookfield manages, among others, the Brookfield Americas Infrastructure Fund, a $2.7 billion infrastructure fund focused on the Americas, Brookfield Infrastructure Fund II, a $7 billion global infrastructure fund, Brookfield Infrastructure Fund III, a $14 billion global infrastructure fund, Brookfield Infrastructure Fund IV, an approximately $20 billion global infrastructure fund, Brookfield Infrastructure Fund V, an approximately $20 billion global infrastructure fund, Brookfield Infrastructure Debt Fund, an infrastructure fund focused on credit investments, Brookfield Global Transition Fund, a $15 billion global fund focusing on energy transition investments, Brookfield Global Transition Fund II, a $20 billion global fund focusing on energy transition investments and the Catalytic Transition Fund, a fund focused on directing capital into clean energy and transition assets in emerging economies. Brookfield is the manager of each such Brookfield Account and typically commits to invest approximately 20% to 30% of the capital of each account alongside third-party investors. It is currently intended that Brookfield Renewable will be allocated such commitments to Brookfield Accounts that are suitable for Brookfield Renewable’s investment mandate and, in this fashion, Brookfield Renewable will participate in future renewable power acquisitions identified by Brookfield and that are allocated to such accounts (i.e., Brookfield Renewable would fund Brookfield’s participation in such accounts with respect to renewable power investments made by such accounts). Brookfield’s commitment to Brookfield Renewable and Brookfield Renewable’s ability to take advantage of opportunities is subject to a number of inherent limitations such as Brookfield Renewable’s financial capacity, the suitability of funds and acquisition opportunities for Brookfield Renewable in terms of the underlying investment characteristics, fit with Brookfield Renewable’s strategy and other portfolio construction considerations, limitations arising from the tax and regulatory regimes that govern the Brookfield Renewable’s affairs and certain other restrictions. See Item 3.D “Risk Factors—Risks Relating to Our Relationship with Brookfield”.
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
Master Services Agreement
BEP, BRELP, the MSA Holding Entities, the Service Provider and others entered into our Master Services Agreement pursuant to which the Service Provider has agreed to provide oversight of the business and provide the services of senior officers to Brookfield Renewable. In addition, the Service Provider has agreed to provide investment advisory services to Brookfield Renewable, including services relating to acquisitions and dispositions, financings, business planning and strategy, and oversight of investments, as well as supervision of various day to day management and administration activities. In exchange for providing these services, the Service Provider is entitled to a Base Management Fee, which for the year ended December 31, 2025 was approximately $223 million. For a detailed description of our Master Services Agreement, see Item 6.A “Directors and Senior Management — Our Master Services Agreement”. For components of the management fee, see Item 6.A — “Directors and Senior Management — Our Master Services Agreement — Management Fee”.
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
In connection with the Energy Marketing Internalization, Brookfield and Brookfield Renewable agreed to effectively reduce the price guaranteed by Brookfield under the Energy Revenue Agreement by $3 per MWh for the period from 2021 to 2025 and by $5.03 per MWh for 2026, and BEM LP and BPUSHA agreed that the term of the Energy Revenue Agreement may be extended to 2046. The realized price on this contract between Brookfield and Brookfield Renewable was approximately $72 per MWh in 2025.
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
As described further below under “Management and Resolution of Conflicts”, our group maintains conflicts protocols, guidelines and principles (the “Conflicts Protocols”) for addressing conflicts and potential conflicts and for providing guidelines for the completion of certain transactions, and which were were put in place in recognition of the benefit to Brookfield Renewable of our relationship with Brookfield and our intent to seek to maximize the benefits from this relationship. The protocols generally provide for potential conflicts to be managed or resolved on the basis of transparency and, in certain circumstances, third-party validation and approvals. Addressing conflicts of interest is complex, and it is not possible to predict all of the types of conflicts that may arise over time. Accordingly, the Conflicts Protocols focus on addressing the principal activities that are expected to give rise to potential and/or actual conflicts of interest, including our investment activities, our participation in Brookfield Accounts, transactions with Brookfield (and Brookfield Accounts), and engagements of Brookfield affiliates. Pursuant to our Conflicts Protocols, certain conflicts of interest do not require the approval of the Managing General Partner’s independent directors provided they are addressed in accordance with pre-approved parameters, while other conflicts require the specific approval of the Managing General Partner’s independent directors. By acquiring our LP units, each investor will be deemed to have acknowledged the existence of these actual and potential conflicts of interest and to have waived any and all claims with respect to them and any actions taken or proposed to be taken in respect of them. Conflicts may not be managed or resolved in a manner that is favorable to Brookfield Renewable, Brookfield Accounts in which we invest or our Unitholders. Prospective investors are encouraged to seek the advice of independent legal counsel in evaluating the conflicts involved in an investment in our Units and the operation of Brookfield Renewable.
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
•Integrated Investment Platform, Information Sharing and related Trading Restrictions. As noted elsewhere herein, Brookfield is a global alternative asset manager with significant assets under management and a long history of owning, managing and operating assets, businesses and investment vehicles across various industries, sectors, geographies and strategies. Except as otherwise noted, Brookfield generally manages its investment and business lines in an integrated fashion with no information barriers that other firms may implement to separate certain investment teams so that one team’s activities won’t restrict or otherwise influence the other’s. Brookfield believes that managing its investment and asset management platforms in an integrated fashion is in the best interests of Brookfield Accounts, including Brookfield Renewable and Brookfield Accounts in which we invest, by enabling them to leverage Brookfield’s experience, expertise, broad reach, relationships and position in the market for investment opportunities and deal flow, financial resources, access to capital markets and management and operating needs. Among other things, Brookfield will have access to information across its platform relating to business operations, trends, budgets, customers or users, assets, funding and other metrics that Brookfield has or acquires through its management of Brookfield Accounts and/or its own business and investment activities that is used by Brookfield to identify and/or evaluate potential investments for Brookfield Renewable and Brookfield Accounts in which we invest and to facilitate the management of investments, including through operational improvements. Conversely, Brookfield uses data and information that it has or acquires in connection with activities on behalf of Brookfield Renewable or a Brookfield Account in which we invest for the benefit of other Brookfield Accounts’ (including Brookfield proprietary accounts’) business and investment activities (for example, by utilizing data to train A.I. models owned by Brookfield Accounts (including Brookfield proprietary accounts)). From time to time, Brookfield expects to commission third-party research, at the expense of Brookfield Renewable or a Brookfield Account in which we invest, in connection with its diligence of an investment opportunity for Brookfield Renewable or such Brookfield Account or in connection with its investment, and such research is expected to subsequently be available to other Brookfield Accounts and Walled-Off Business Accounts (who will generally not be required to compensate Brookfield Renewable or the applicable Brookfield Account in which we invest for the benefit they receive from such research). Such benefits could be material and Brookfield will have no duty, contractual, fiduciary or otherwise, to keep such information confidential from, or not use such information in connection with the business and investment activities of itself, other Brookfield Accounts and/or their portfolio companies.
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
•Investments with Related Parties. In light of the extensive scope of Brookfield’s activities, in certain circumstances we will invest (directly or indirectly through a Brookfield Account) in assets or companies in which Brookfield and/or other Brookfield Accounts (including a co-investment account) hold an equity or debt position or in which Brookfield or another Brookfield Account invests (either in equity or debt positions) subsequent to our investment. For example, from time to time Brookfield and/or another Brookfield Account (including a co-investment account) will: (a) enter into a joint transaction with us (or a Brookfield Account in which we invest); (b) in their discretion, invest alongside us (or a Brookfield Account in which we invest) in order to facilitate an investment (e.g., to the extent there is excess capacity) or to facilitate compliance with specific legal, regulatory or similar requirements; (c) be borrowers of certain investments or lenders in respect of Brookfield Renewable (or a Brookfield Account in which we invest); (d) invest in different levels of an issuer’s capital structure; and/or (e) own (y) equity positions of assets that have been pledged as collateral or otherwise provide security for notes owned by Brookfield or another Brookfield Account or (z) structure products (including mortgage-backed securities) in which one or more Brookfield Accounts invest. Notwithstanding the foregoing, Brookfield Renewable (or a Brookfield Account in which we invest) may have an option or other right to engage in a particular transaction or develop a certain piece of property. Brookfield Renewable (or the Brookfield Account in which we invest) may allow another Brookfield Account, a portfolio company of another Brookfield Account or a third party to exercise such option or other right where Brookfield determines that doing so is desirable for Brookfield Renewable (or the Brookfield Account in which we invest). Any such decision for another party to move forward on this basis may not involve the purchase or sale of a security and may not require notice to or approval of the Managing General Partner’s independent directors and/or Brookfield Accounts’ limited partner advisory committees. Similarly, Brookfield Renewable (or a Brookfield Account in which we invest) may make an investment with respect to which another Brookfield Account had an option or other right and in that situation, subject to the terms of the governing documents of the applicable Brookfield Accounts, there may be no notice to, or consent of, the Managing General Partner’s independent directors and/or Brookfield Accounts’ limited partner advisory committees. In addition, Brookfield could recommend that Brookfield Renewable (or a Brookfield Account in which we are invested) make an investment that is part of a broader transaction that, among others, involves Brookfield obtaining, for little or no consideration, additional client accounts in respect of which it will provide advisory, operational and other services in respect of assets held by such accounts. As a result of the various conflicts and related issues described herein, we (or a Brookfield Account in which we invest) could sustain losses during periods in which Brookfield or other Brookfield Accounts achieve profits generally or with respect to particular investments, or could achieve lower profits or higher losses than would have been the case had the conflicts described herein not existed.
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

•Insurance and Reinsurance Capital. Brookfield currently manages, and expects in the future to manage, one or more Brookfield Accounts that focus on investing insurance- and reinsurance-related capital (including, for the avoidance of doubt, Brookfield Wealth Solutions (and together with any other insurance and reinsurance-related Brookfield Accounts, the “Brookfield Credit & Insurance Solutions Accounts”). Among other things, Brookfield Credit & Insurance Solutions Accounts are expected to (a) invest in or alongside Brookfield Accounts (including Brookfield Renewable (or Brookfield Accounts in which we are invested)), (b) invest in securities, loans, structured financings, and/or other financial instruments issued by Brookfield Accounts (including Brookfield Renewable (or Brookfield Accounts in which we are invested)) and/or portfolio companies thereof, (c) invest in different parts of an issuer’s or portfolio company’s capital structure (relative to investments made by other Brookfield Accounts (including Brookfield Renewable (or Brookfield Accounts in which we are invested)), (d) transact with Brookfield Accounts (including Brookfield Renewable (or Brookfield Accounts in which we are invested)), including in respect of investments (such as certain renewable energy tax credit investments) and/or other assets or services, (e) provide financing, refinancing and/or other loans to Brookfield Accounts (including Brookfield Renewable (or Brookfield Accounts in which we are invested)) and/or portfolio companies or investments thereof for acquisition, investment, financing, working capital, and/or other purposes, (f) provide acquisition financing and other capital solutions to purchasers of assets sold by Brookfield Accounts (including Brookfield Renewable (or Brookfield Accounts in which we are invested)), and (g) warehouse investments on behalf of Brookfield Accounts (including Brookfield Renewable (or Brookfield Accounts in which we are invested)).
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
The investment programs of the Brookfield Credit & Insurance Solutions Accounts will give rise, in the ordinary course, to various potential and/or actual conflicts of interest considerations, particularly where their interests could conflict with those of other Brookfield Accounts (including Brookfield Renewable (or Brookfield Accounts in which we are invested)) and their third-party investors. For example, Brookfield Credit & Insurance Solutions Accounts expect to: (a) compete with other Brookfield Accounts (including Brookfield Renewable (or Brookfield Accounts in which we are invested)) for investment opportunities, (b) from time to time, invest in (or exit from) investments on terms and/or at times that are different from those applicable to other Brookfield Accounts (including Brookfield Renewable (or Brookfield Accounts in which we are invested)), (c) invest in different parts of an issuer’s or portfolio company’s capital structure (e.g., debt investments) relative to investments made by other Brookfield Accounts (including Brookfield Renewable (or Brookfield Accounts in which we are invested)) (e.g., equity investments), potentially leading to divergent interests upon certain events, such as defaults by the issuer on debt payments, (d) provide capital solutions, including financings and/or refinancings, to other Brookfield Accounts ((including Brookfield Renewable (or Brookfield Accounts in which we are invested)) and/or portfolio companies thereof, which require a negotiation of the terms of such arrangements, (e) facilitate activities of other Brookfield Accounts (including Brookfield Renewable (or Brookfield Accounts in which we are invested)), including through warehousing arrangements for and/or joint transactions with other Brookfield Accounts (including Brookfield Renewable (or Brookfield Accounts in which we are invested)), and/or (f) execute other transactions with other Brookfield Accounts (including Brookfield Renewable (or Brookfield Accounts in which we are invested)).
Furthermore, as described above, Brookfield Credit & Insurance Solutions Accounts are expected to transact with Brookfield Accounts (including Brookfield Renewable (or Brookfield Accounts in which we are invested), including in respect of certain renewable energy tax credit investments. Any purchase or sale of certain renewable energy tax credit investments by Brookfield Renewable (or a Brookfield Account in which we are invested) to a Brookfield Credit & Insurance Solutions Account or any other Brookfield Account will not require the approval of investors, the Managing General Partner’s independent directors and/or Brookfield Accounts’ limited partner advisory committees.

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
Among others, BCS performs the following services: (i) underwriting firm and best efforts offerings of securities and non-security instruments on a referral basis; (ii) the resale of securities under Rule 144A under the Securities Act on a referral basis; (iii) merger and acquisition and corporate finance advisory services; (iv) private placements of securities and non-security instruments; (v) nonexchange member arranging for transactions in listed securities by an exchange member, on a referral basis; (vi) trading securities for its own account; (vii) broker or dealer selling corporate debt securities on a referral basis; (viii) broker or dealer selling interests in mortgages, receivables or other asset-backed securities on a referral basis; and (ix) broker or dealer selling renewable energy tax credit investments on a referral basis. The BCS Business is expected to, from time to time, expand the services that it performs and the activities in which it engages. In addition, Brookfield could in the future develop new businesses, such as providing additional investment banking, advisory, and other services to corporations, financial sponsors, management, or other persons, which could be part of the BCS Business.
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
•Buying and Selling Assets. Subject to certain exceptions, such as the transfer of an investment among Brookfield Accounts where such accounts are intended to co-invest alongside each other in the investment or are ultimately intended to invest in different assets that are acquired as part of a portfolio of assets or platform, without obtaining the approval of the Managing General Partner’s independent directors or a Brookfield Account’s limited partner advisory committee (as applicable), Brookfield Renewable or Brookfield Accounts in which we invest will not invest in any securities issued by, or acquire investments from or sell investments to, other Brookfield Accounts (excluding, for this purpose, any transactions or other activities conducted by portfolio companies of Brookfield Accounts). Brookfield may offer an investment to co-investors after a Brookfield Account (including Brookfield Renewable or a Brookfield Account in which we invest) has closed on such investment, even if not originally acquired with the intent to offer the investment as a co-investment opportunity. Such sales to co-investors do not require the approval of the Managing General Partner’s independent directors or a Brookfield Account’s limited partner advisory committee (as applicable). These purchases and sales could give rise to conflicts of interest, including with respect to the consideration offered and the obligation of such accounts. Additionally, Brookfield may, in its discretion, determine not to pursue a transaction on behalf of a Brookfield Account (including Brookfield Renewable or a Brookfield Account in which we invest) that would otherwise be within the investment objective of the Brookfield Account if the approval of the Managing General Partner’s independent directors or a Brookfield Account’s limited partner advisory committee (as applicable) would be required in connection with such transaction and, in such circumstance, other Brookfield Accounts may pursue and invest in such transaction. Furthermore, as described above, Brookfield Accounts are expected to transact with other Brookfield Accounts (including Brookfield Renewable (and Brookfield Accounts in which we invest)), including in respect of certain renewable energy tax credit investments. Any purchase or sale of certain renewable energy tax credit investments by Brookfield Renewable (or Brookfield Accounts in which we invest) to a Brookfield Account or any other Brookfield Account will not require the approval of the Managing General Partner’s independent directors and/or Brookfield Accounts’ limited partner advisory committees. Tax credit sales are generally entered into by the Brookfield Account purchasing the tax credits to offset taxable gains incurred in connection with an asset sale. However, the tax credits will typically benefit a specific subset of investors who can avail themselves of the corresponding tax offset based on such investors’ tax status. As such, the cost of such transactions will generally only be borne by the investors that benefit from them.
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
Portfolio companies in which Brookfield Renewable (and the Brookfield Accounts in which we invest) has invested may enter into lease agreements and other similar arrangements with Walled-Off Businesses, Walled-Off Business Accounts and/or their portfolio companies. Additionally, Brookfield may from time to time engage Walled-Off Businesses, Walled-Off Business Accounts and/or their portfolio companies to provide certain services to Brookfield Renewable (and the Brookfield Accounts in which we invest) and their respective portfolio companies, including non-investment management related services and other services that would otherwise be provided by third-party service providers or Brookfield, as the case may be. For example, Brookfield’s AIFM is owned by Brookfield and Oaktree and provides services such as risk management and Oaktree or another Walled-Off Business Account may be a lender to an asset owned by Brookfield Renewable (and the Brookfield Accounts in which we invest). An AIFM may provide such services at different rates than those charged to Brookfield Renewable (and the Brookfield Accounts in which we invest) or their respective affiliates than it will charge to the Oaktree Accounts. While Brookfield will determine in good faith what rates and expenses it believes are acceptable for the services being provided to Brookfield Renewable (and the Brookfield Accounts in which we invest) (including based on similar services provided, or previously provided, to other Brookfield Accounts and/or rates approved by other Brookfield Accounts), there can be no assurances that the rates and expenses charged to Brookfield Renewable (and the Brookfield Accounts in which we invest) will not be greater than those that would be charged in alternative circumstances. Each such engagement will be in accordance with disclosures set out in the Limited Partnership Agreements and herein. In addition, Brookfield may be retained by a Walled-Off Business, a Walled-Off Business Account or a portfolio company thereof to perform services that it also provides to Brookfield Renewable (and the Brookfield Accounts in which we invest). The rates charged by Brookfield for such services to a Walled-Off Business are expected to be different than those charged to Brookfield Renewable (and the Brookfield Accounts in which we invest), and the rates charged to a Walled-Off Business may be less than the rates charged to Brookfield Renewable (and the Brookfield Accounts in which we invest).
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
Amounts we lend to or borrow from Brookfield pursuant to this arrangement generally are repayable at any time upon either side’s request, and Brookfield generally ensures that the borrower has sufficient available capital from another source in order to meet potential repayment demands. As noted above, Brookfield determines the interest rate to be applied to borrowed/ loaned amounts taking into account each party’s credit rating and the interest rate that would otherwise be available to it in similar transactions on an arms’ length basis with unrelated parties.
Conflicts of interest arising for Brookfield under this arrangement have been approved by the Managing General Partner’s independent directors in accordance with our Conflicts Protocols for managing and resolving potential conflicts of interest.
In addition, from time to time, Brookfield Renewable may enter into short-term arrangements with portfolio companies or Brookfield Accounts in which we invest (collectively, “Depositing Parties”) that permit such entities to place funds on deposit with Brookfield Renewable on the terms described below or otherwise approved by the Managing General Partner’s independent directors. Interest earned or incurred on such deposits must fall between the interest rate that would otherwise be payable by Brookfield Renewable under its commercial paper program or credit facilities with unrelated parties and the interest rate that would otherwise be available to the applicable Depositing Party in similar transactions on an arms’ length basis with unrelated parties. As at December 31, 2025, our net deposit from such Depositing Parties was approximately $268 million and Brookfield Renewable incurred interest expenses relating to such arrangements of approximately $1 million for the year ended December 31, 2025. Brookfield Renewable must ensure that there is sufficient liquidity available to cover the amount of any deposits from Depositing Parties in the event they are called for repayment.
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
Some of these services give rise to additional conflicts of interest considerations because they are similar to the services provided by Brookfield to Brookfield Renewable or Brookfield Accounts in which we invest, such as fund support and related services such as legal, tax, financial operations and accounting related services that are provided to Brookfield Accounts in which we invest and their investments from the date of formation and through the life of the applicable Brookfield Account. Brookfield believes that providing these support services to Brookfield Renewable (and the Brookfield Accounts in which we invest) internally is value enhancing to the operations and/or management of investments, potential investments, Brookfield Renewable, the Brookfield Accounts in which we Invest, the Managing General Partner, the AIFM, Brookfield Renewable’s subsidiaries (and the subsidiaries of Brookfield Accounts in which we invest) and/or their respective affiliates, and these services otherwise would be provided by third parties engaged to provide the services. Accordingly, these services are considered Affiliate Services and will be provided to Brookfield Renewable (and Brookfield Accounts in which we invest) and its investments in addition to the services outlined on the Rate Schedule. Brookfield will be under no obligation to evaluate alternative providers or to compare pricing for these types of support services given the extensive and specialized nature of the services (which may contrast with amounts charged for similar services (to the extent available) by other third parties. While Brookfield believes that this enhances the services Brookfield can offer to Brookfield Renewable (and the Brookfield Accounts in which we invest) and its investments, Brookfield will set the compensation for the employees who provide these support services and will determine other significant expenditures that will affect the expense reimbursement provided by Brookfield Renewable (and the Brookfield Accounts in which we invest) and its portfolio companies.
Amounts charged to Brookfield Renewable (or a Brookfield Account in which we invest) and/or investments for all Affiliated Services will be in addition to other compensation payable to Brookfield, will not be shared with Brookfield Renewable (or Brookfield Accounts in which we invest) and/or the Unitholders (or be offset against other compensation payable to Brookfield), will increase the overall costs and expenses borne indirectly by investors in Brookfield Renewable (and Brookfield Accounts in which we invest), and are expected to be substantial.
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
To the extent Brookfield (including any of its affiliates and/or personnel, other than portfolio companies of other Brookfield Accounts) provides an Affiliated Service, the amount charged for such service will be: (a) at a rate no greater than the applicable rate for such service as agreed to with Brookfield Renewable (or a Brookfield Account in which we are invested) pursuant to an affiliated services rate schedule (“Rate Schedule”), (b) at a rate for the relevant service that Brookfield reasonably believes is consistent with an arm’s length market rate (the “Affiliate Service Rate”); (c) at cost (including an allocable share of internal costs), plus an administrative fee of 5-10%, or (d) at any other rates with consent from the independent directors (with respect to services provided to Brookfield Renewable) or the advisory committees of Brookfield Accounts in which we invest (with respect to services provided to such Brookfield Accounts). A portion of any fees paid to Brookfield affiliates in accordance with the Rate Schedule or for any support services that are not included on the Rate Schedule may be paid as a pass-through of payroll costs for the Brookfield personnel providing such services (in which case the amount payable as a fee in accordance with the Rate Schedule will be reduced on a dollar-for-dollar basis). Additionally, pass-through or other costs may be charged for support services in advance based on estimated budgets (including estimates regarding costs, expected services, estimated relative sizes of the assets and/or businesses, and/or estimated time frames) and, to the extent determined by Brookfield to be required or warranted, will be subject to true-up once the relevant Affiliate Services are complete or periodically throughout the services period for any material adjustments. To the extent Brookfield charges an Affiliate Service Rate or cost plus an administrative fee in respect an Affiliated Service, the Affiliate Service Rate or cost (as applicable) will be determined as set out in more detail in this Form 20-F. For the avoidance of doubt, Brookfield has discretion to decide when to charge cost plus an administrative fee of 5% instead of using the Rate Schedule or the Affiliate Service Rate, including in situations where cost plus 5% results in a higher fee.
With respect to Affiliated Services, the costs of personnel managing day to day operations of an investment (collectively, “Operating Personnel”), in each case whether employed by Brookfield or a third-party and whether performing services on site or off site, will be charged to the investment at cost (including an allocable share of internal costs) in addition to the fees that are prescribed by the Rate Schedule or the Affiliate Service Rate, as applicable. For the avoidance of doubt, the fees so charged will not be reduced by the costs of Operating Personnel. The passed-through costs of such Operating Personnel are often substantial, and in certain cases, are expected to exceed the amount of fees charged in accordance with the Rate Schedule or the Affiliate Service Rate, as applicable.
In certain cases, Brookfield will oversee and/or supervise third-party service providers who provide services that, if performed by Brookfield, would be charged to a Brookfield Account in which we invest in accordance with the Rate Schedule and/or the Affiliate Service Rate; in such cases, Brookfield may charge, (i) fees that, when combined with the fees charged by the third party services provider, are at a rate equal to or less than those set out in the Rate Schedule, or (ii) at cost (including an allocable share of internal costs) plus an administrative fee of 5% in addition to the third-party service provider's fees, which amounts may in the aggregate exceed the rates set forth on the Rate Schedule. In addition to overseeing or supervising third-party service providers, Brookfield may provide certain ancillary services connected to the third-party service provider’s engagement (including, but not limited to, financial reporting and business planning). To the extent such ancillary services are not covered by the Rate Schedule, they will generally be provided at cost (including an allocable share of internal costs) plus an administrative fee of 5% in addition to the third-party service provider’s fees, which amounts may in the aggregate exceed the rates set forth on the Rate Schedule.
If an Affiliated Service is charged at the Affiliate Service Rate, Brookfield will determine the Affiliate Service Rate in good faith at the time of engagement based on one or more factors, including, among others: (i) the rate that one or more comparable service providers (which may or may not be a competitor of Brookfield) charge third-parties for the similar services on an arm’s length basis; (ii) market knowledge (which could be based on internal knowledge or inquiries with one or more market participants); (iii) the rate charged by Brookfield to one or more third-parties for similar services (or the methodology used by Brookfield to set such rate); (iv) advice of and/or information provided by one or more third-party agents, consultants and/or other market participants including fee data and benchmark analyses (which could be based on proprietary models that utilize various inputs, assumptions and/or estimates deemed relevant by the third-party); (v) commodity or other rate forecasting; (vi) the rate agreed to pursuant to a competitive arm’s length bidding process (which may not reflect the lowest rate bid during the process, but that is inherent in an engagement that is deemed by Brookfield to be in the best interests of Brookfield Renewable (or a Brookfield Account in which we are invested) and/or their investments taking into account the totality of factors relating thereto); (vii) the rate required to meet certain regulatory requirements or qualify for particular governmental programs; (viii) in the case of services which Brookfield provides as part of a syndicate, such as investment banking or brokerage services, the rate that is negotiated and/or determined by a third-party member of the syndicate; (ix) the rate that a third-party agreed to provide the service at pursuant to a term sheet or similar agreement or understanding; and/or (x) other subjective and/or objective metrics deemed relevant by Brookfield (in its sole discretion) in determining an arm’s length market rate for a particular service. In addition, to the extent that an Affiliate Service charged at the Affiliate Service Rate is programmatic rather than a one-off engagement (and thus expected to be entered into repeatedly over the course of a number of years), Brookfield will refresh its analysis of the Affiliate Service Rate utilizing the foregoing factors at a frequency determined by how often rates change in the relevant market.
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
At all times, Brookfield will endeavor to determine the costs and expenses and/or the Affiliate Service Rate applicable with respect to a particular Affiliated Service, in a fair, reasonable and impartial manner. However, there can be no assurance that any such determination will accurately reflect the actual cost and/or arm’s length market rate of an Affiliated Service in any particular situation, that Brookfield’s own interests won’t influence its determination, and/or that a different methodology would not have also been fair, reasonable and/or yield a different (including more accurate) result. Among other things, the determination of cost and expenses generally will be based on estimates (which are inherently subjective) and, in determining an Affiliate Service Rate, there are variances in the marketplace for similar services based on an array of factors that affect rates for services, including, among others, loss leader pricing strategies, other marketing and competitive practices, integration efficiencies, geographic market differences, and the quality of the services provided. As a result, there can be no assurances that the amounts charged by Brookfield for any Affiliated Service will not be greater (or lower) than the rate that would be charged had Brookfield determined the rate via a different methodology or engaged a similarly-situated third-party service provider to provide the services. The Affiliate Service Rate charged for any Affiliated Service at any given time following the relevant engagement could be higher (or lower) than the then-current market rate for the service because the market rate has decreased (or increased) over time. Additionally, if Brookfield determines the current market rate for a service at the time of the engagement of an Affiliate Service provider, and subsequently engages an Affiliate Service provider for the same or similar services at a future date, Brookfield may benchmark against the market rate determined at the original time of engagement rather than the market rate at each subsequent engagement of such Affiliate Service provider. However, Brookfield generally will not adjust (i.e., decrease or increase) the Affiliate Service Rate in any particular case. Brookfield’s methodology of estimating the costs and expenses attributable to a particular Affiliated Service could be higher (or lower) than the actual cost of providing the service, particularly as Brookfield will rely on estimates of costs and expenses (including, among others, estimates of budgets, expected services, relative sizes (or other metric) of assets and/or businesses, and/or time periods) and blended rates of employees. However, unless otherwise determined by Brookfield, in its sole discretion, the associated charges to Brookfield Renewable (or a Brookfield Account in which we invest) and/or an investment will not be subject to true-up once the relevant Affiliated Services are completed or periodically throughout the services period.
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
In addition, although organizational expenses of Brookfield Accounts in which Brookfield Renewable invests generally are subject to a cap, certain costs and expenses that are to be borne as operating expenses, which are not subject to a cap, include costs and expenses related to organizational matters, such as costs and expenses relating to distributing and implementing applicable elections pursuant to any “most favored nations” clauses in side letters, and fees, costs and expenses of anti-bribery and corruption, anti-money laundering and/or “know your customer” compliance (including in relation to the initial onboarding and admission of investors), tax diligence expenses and costs and expenses of ongoing related procedures. Brookfield has engaged a compliance consulting firm and could engage similar firms to provide services in connection with its investor relations operations, including the review of diligence and marketing materials; such costs and expenses incurred in relation to the formation and organization of Brookfield Accounts in which we invest will be treated as organizational expenses subject to the caps of such Brookfield Accounts, and thereafter in respect of the ongoing operation or administration of the Brookfield Accounts in which we invest will be treated as operating expenses.
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
Brookfield may, from time to time, obtain appraisals of investments from third party valuators. Such appraisals are intended as checks on Brookfield’s internal valuation process and are not determinative of the carrying value of the investment, which is ultimately determined by Brookfield given it possesses insider knowledge of the investments and thus has the most informed view of their value. Brookfield generally uses normalized market conditions to analyze value during times of macroeconomic distress (or when there is limited market activity for sale of certain types of assets). In valuing investments, Brookfield utilizes, among other things, an investment’s capitalization rate, discount rate, and discounted cash flow (“DCF”) projections.
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
•Diverse Interests. In certain circumstances, the various types of investors in Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest), including Brookfield in its capacity as an investor in Brookfield Accounts, will have conflicting investment, tax and other interests with respect to (a) their interests across Brookfield Accounts and (b) the interests of other investors in such accounts, including Brookfield Accounts that participate in the same investments. The conflicting interests of particular investors could relate to or arise from, among other things, the nature of investments made by Brookfield Accounts, the residency or domicile of the investors, the entities through which such investors make their investments, the structuring of the acquisition (including the utilization of a REIT subsidiary), ownership and disposition of investments, the timing of disposition of investments, the transfer or disposition by an investor of its investment and specific tax considerations, including the manner in which current earnings and disposition transactions in connection with one or more investments are reported for tax purposes and the timing of distributions or deemed distributions thereof. To the extent that one or more investors (including Brookfield) request that Brookfield delay certain distributions to them (for tax or other similar reasons) Brookfield may (but is not obligated to) agree to do so (while continuing to make the scheduled distribution to other investors). In such cases, Brookfield would deem a distribution to have occurred to such investors at the time the distribution was made to the other investors, for purposes of the calculation of incentive distributions and management fees. Furthermore, Brookfield Renewable (or a Brookfield Account in which we invest) or its subsidiaries may purchase tax credits, including from another Brookfield Account or a portfolio company of another Brookfield Account. The cost of any such tax credits will be treated for purposes of the governing documents of Brookfield Renewable (and the Brookfield Account in which we invest) in the same manner as a payment of taxes and may be deemed to be a distribution to the applicable investors of such amounts for purposes of the calculation of incentive distributions and management fees. As a consequence, in certain circumstances, conflicts of interest will arise in connection with Brookfield decisions regarding these matters, including with respect to tax matters or the nature, structuring, or reporting of such investments, which may be adverse to investors in Brookfield Renewable generally (or to Brookfield Renewable in connection with its investments in Brookfield Accounts), or may be more beneficial to certain investors (including Brookfield) over others, including with respect to investors’ particular tax situations. Conflicts may also arise if investors have objectives that conflict with those of Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest).
In selecting and structuring potential investments appropriate for Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest), Brookfield will consider the investment and tax objectives of the relevant Brookfield Accounts and their investors as a whole, not the investment, tax or other objectives of any investor individually. For example, for legal, tax or regulatory reasons, Brookfield may require certain investors to participate in a particular investment directly or indirectly through a blocker or a holding vehicle that is treated as opaque for non-U.S., U.S. federal, state and/or local income tax purposes while other investors participate in such investment, directly or indirectly, without such entity. Investors holding an investment indirectly through such entity may bear economically their pro rata shares of any taxes paid by any such entity, and distributions to such investors in respect of such investment may be net of such taxes. However, conflicts could arise if certain investors have objectives that conflict with those of Brookfield Accounts (including Brookfield Renewable and Brookfield Accounts in which we invest). In addition, Brookfield may face certain tax risks based on positions taken by Brookfield Renewable or Brookfield Accounts in which we invest, including as a withholding agent. In connection therewith, Brookfield could take certain actions, including withholding amounts to cover actual or potential tax liabilities, that it may not have taken in the absence of such tax risks.
Further, in connection with the investment activities of Brookfield Accounts (including Brookfield Renewable’s and those of Brookfield Accounts in which we invest), we or the Brookfield Account (or portfolio companies) may make political donations or other contributions to support ballot initiatives, lobbyist efforts, memberships in certain political organizations, referendums or other legal, regulatory, tax or policy changes that Brookfield believes will ultimately benefit Brookfield Renewable or the Brookfield Account. However, there is no guarantee that any particular Unitholder (or investor in a Brookfield Account) will agree with any such action or would independently choose to financially support such an endeavor. Further, any such changes may have long-term benefits to Brookfield and/or other Brookfield Accounts (in some cases, such benefits may be greater than the benefits to Brookfield Renewable or the Brookfield Account in which we are invested), even though Brookfield or such Brookfield Accounts did not contribute to such initiative or reimburse Brookfield Renewable or the relevant Brookfield Account or portfolio company for the contributions. For the avoidance of doubt, the Brookfield Accounts will not directly make any political contributions.
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
Since completion of the Transaction, certain employees, including senior level executives previously employed by Brookfield Asset Management Inc. have become employees of the Asset Management Business, and in such capacity provide services to all the entities conducting the Asset Management Business activities. While employees, senior level management and boards of directors of each of Brookfield Corporation and the Asset Management Business are expected to be separate and distinct from one another, Brookfield Corporation will have senior management involvement/participation in the Asset Management Business, including by being a part of investment committees and being available to propose and discuss various investment opportunities. In addition, Brookfield Corporation will receive certain transition services from the Asset Management Business and the Asset Management Business will receive transition services from Brookfield Corporation for a period of time, with the intended result of ensuring continuity of operations. The Transaction did not result in a change of control of Brookfield Asset Management Inc. or require the consent of the investors of any Brookfield Account.
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
•Performance-Based Compensation. Brookfield’s entitlement to performance-based compensation from Brookfield Renewable and Brookfield Accounts in which we invest could incentivize Brookfield to make investments on behalf of Brookfield Renewable and such Brookfield Accounts that are riskier or more speculative than it would otherwise make in the absence of such performance-based compensation. For example, Brookfield could be incentivized to continue to hold investments that have poor prospects for improvement in order for Brookfield to receive more likely or greater performance-based compensation if such investment’s value appreciates in the future. In addition, Brookfield is generally taxed at preferable tax rates applicable to long-term capital gains on its performance-based compensation with respect to investments that have been held by Brookfield Renewable (or a Brookfield Account in which we are invested) for more than three years. The required holding period and/or or other laws (including non-U.S. tax laws) applicable to carried interest could create an incentive for Brookfield to make different decisions regarding the timing and manner of the realization of investments than would be made in the absence of such laws, including if long-term capital gain from the sale or disposition of capital assets (as it relates to Brookfield’s receipt of carried interest) did not require a three-year holding period.
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
See Item 3.D. “Risk Factors — Risks Relating to Our Relationship with Brookfield”.
Other Related Party Transactions
The $400 million committed unsecured revolving credit facility provided by Brookfield has been extended to December 2030. Canadian dollar borrowings bear interest at the Canadian prime rate plus 80 basis points, or CORRA rate plus 180 basis points, as applicable. U.S. dollar borrowings bear interest at SOFR plus 180 basis points or at the U.S. base rate plus 80 basis points, as applicable. As at December 31, 2025, there were no draws on the committed unsecured revolving credit facility provided by Brookfield.

Brookfield, through a regulated subsidiary, provides certain reinsurance coverage to Brookfield Renewable through third-party commercial insurers for the benefit of certain Brookfield Renewable entities in North America. The premiums charged pursuant to these arrangements are at or lower than market rates and are held in reserve by Brookfield to be paid toward insured losses. For the year ended December 31, 2025, there were approximately $7 million of unamortized premiums to Brookfield’s regulated subsidiary (2024: approximately $7 million).
As at December 31, 2025, the aggregate and largest amount of debt outstanding during the past three-year period to Brookfield by Brookfield Renewable’s key management and other applicable personnel, including any guarantees provided by Brookfield on behalf of such personnel, was approximately $2.94 million which loans bear interest at a minimum rate of 1.6%. The purpose of such loans is to enable certain Brookfield employees to fund certain near-term expenses without monetizing previously granted equity awards under Brookfield’s long-term share ownership plan, thereby preserving long-term alignment of such employees with Brookfield.
From time to time, Brookfield and its related entities may purchase securities sold by Brookfield Renewable and its affiliates as part of public offerings of such securities. Such purchases are typically made at the market price of such securities less any underwriting fee. Similarly, from time to time Brookfield Wealth Solutions and its related entities may provide non-recourse financing to subsidiaries of Brookfield Renewable. Such financing is typically provided at market rates and as at December 31, 2025, $58 million of non-recourse borrowings was due to Brookfield Wealth Solutions (2024: $65 million) and $7 million of corporate borrowings (2024: $7 million). Brookfield Wealth Solutions has also subscribed to tax equity financing of $49 million (2024: $1 million) and preferred limited partners equity of $11 million (2024: $10 million). See Item 3.D “Risk Factors — Risks Relating to Our Relationship with Brookfield”.
In October 2025, Brookfield Renewable completed the acquisition of an incremental 15% ownership in Isagen for $1 billion from institutional partners within a private fund consolidated by Brookfield, at a value equivalent to the purchase price agreed to with an unaffiliated third party. In connection with closing of the transaction, Brookfield Renewable obtained $400 million in financing from Brookfield Wealth Solutions.
In December 2025, Brookfield Renewable, together with institutional partners, completed the sale of a 25% interest in a 403 MW portfolio of operating hydroelectric assets in the U.S. for proceeds of approximately $230 million ($111 million net to Brookfield Renewable), to a private fund managed by BAM, at a value equivalent to what was agreed to with an unaffiliated third party that agreed to acquire an additional 25% interest in the portfolio. In January 2026, Brookfield Renewable, together with its institutional partners, completed the sale of a further 25% interest for proceeds of approximately $230 million ($111 million net to Brookfield Renewable) to the unaffiliated third party.
In December 2025, Brookfield Renewable, together with institutional partners, completed the sale of a 100% interest in a 1.5 GW portfolio of operating distributed generation assets in the U.S. 53% was sold for proceeds, net of transaction costs, of approximately $556 million ($235 million net to Brookfield Renewable) to a private fund managed by BAM, at a value equivalent to what was agreed to with the unaffiliated third party that acquired the remaining 47%.
In February 2026, Brookfield Renewable, together with institutional partners, agreed to the sale of a 2.3 GW portfolio of operating solar and wind assets in the U.S. for proceeds of approximately $1.3 billion ($316 million net to Brookfield Renewable), of which 33.3% was agreed to be sold to a private fund managed by BAM, at a value equivalent to what was agreed to with the unaffiliated third parties that agreed to acquire the remaining 66.6% interest in the portfolio. The closing of this transaction is subject to customary closing conditions.
Brookfield Renewable from time to time may enter into sale agreements with Brookfield and its subsidiaries to transfer income tax credits generated by renewable energy projects. These agreements are typically entered into at market rates. During the year ended December 31, 2025, Brookfield Renewable sold $19 million (2024: nil) of income tax credits to Brookfield and its subsidiaries. See Item 3.D “Risk Factors — Risks Relating to Our Relationship with Brookfield”.

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
BEPC ATM
BEPC entered into an equity distribution agreement dated January 12, 2026, by and among BEPC, the partnership, BMO Nesbitt Burns Inc., BMO Capital Markets Corp., TD Securities Inc. and TD Securities (USA) LLC pursuant to which BEPC may issue up to $400,000,000 of BEPC exchangeable shares by way of the BEPC ATM. As of February 20, 2026, BEPC has issued 635,247 BEPC exchangeable shares, and approximately $372 million remains available for issuance until the BEPC ATM expires on February 24, 2027 (or is earlier terminated). Under the BEPC ATM, BEPC exchangeable shares may be sold to the public from time to time at prevailing market prices through the TSX, NYSE or any other marketplace in Canada or the United States where the shares may be traded. Brookfield Renewable intends to use the net proceeds from the BEPC ATM, if any, to facilitate repurchases by the Partnership of its LP units under the BEP NCIB (subject to compliance with applicable securities laws) and for general corporate purposes.
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
If, with respect to a given fiscal year, no distribution is made by BEP, or BEP has a loss for Canadian federal income tax purposes, one quarter of the income, or loss, as the case may be, for Canadian federal income tax purposes for such fiscal year, will be allocated to the partners of record at the end of each quarter ending in such fiscal year as follows: (i) to the Preferred Unitholders in respect of Preferred Units held by them on each such date, such amount of the income or the loss, as the case may be, for Canadian federal income tax purposes as the Managing General Partner determines is reasonable in the circumstances having regard to such factors as the Managing General Partner considers to be relevant, including, without limitation, the relative amount of capital contributed to our partnership on the issuance of Preferred Units as compared to all other LP units and the relative fair market value of the Preferred Units as compared to all other LP units, and (ii) to the partners, other than in respect of Preferred Units, the remaining amount of the income or the loss, as the case may be, for Canadian federal income tax purposes pro rata to their respective percentage interests on each such date.
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

The table below sets forth all management fees and incentive distributions that have been earned for the year ended December 31:

(MILLIONS)	2025	2024	2023
Base management fee (1)	$223	$204	$205
Incentive distribution	145	128	111
	$368	$332	$316
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
Pursuant to BRP Equity’s articles of incorporation, BRP Equity is authorized to issue an unlimited number of common shares (the “Common Shares”), an unlimited number of Class A Preference Shares (the “Class A Preference Shares”), issuable in series (which includes the Series 1 Shares, Series 2 Shares, Series 3 Shares, Series 4 Shares, Series 5 Shares and Series 6 Shares), and an unlimited number of Class B preference shares (the “Class B Preference Shares”), issuable in series. As of the date of this Form 20-F, one Common Share held indirectly by BEP was issued and outstanding, and 8,372,310 Series 1 Shares, 1,587,754 Series 2 Shares, 9,961,399 Series 3 Shares, 4,114,504 Series 5 Shares and 7,000,000 Series 6 Shares were issued and trading on the TSX. As of the date of this Form 20-F, Brookfield Renewable holds 2,885,496 Series 5 Shares that were tendered and taken up by BEP as part of the exchange transaction completed in February 2016. Brookfield Renewable has waived the right to receive dividends on these Series 5 Shares and they are no longer trading on the TSX. No series of Class B Preference Shares have been created to date. The following is a summary of rights, privileges, restrictions and conditions attached to the Common Shares, Class A Preference Shares, Series 1 Shares, Series 2 Shares, Series 3 Shares, Series 4 Shares, Series 5 Shares, Series 6 Shares, and the Class B Preference Shares.
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
The following is a summary of certain provisions attaching to or affecting each series of Class A Preference Shares as a series:

Series	Ticker	Authorized	Issued and Outstanding	Amount (C$ million)(1)	Cumulative Annual Dividend Rate	Earliest Redemption Date	Redemption Price Per Share (C$)(2)(3)	Holder’s Conversion Option
1	BRF. PR.A	10,000,000	8,372,310	209	The annual fixed dividend rate for each 5-year fixed rate period will be the sum of the Government of Canada Yield plus 2.62%	30-Apr-30	$25.00 on April 30, 2030 and April 30 every five years thereafter	Into Series 2 on a one-for-one basis on April 30, 2030 and on April 30 every five years thereafter and automatically in certain circumstances
2	BRF. PR.B	10,000,000	1,587,754	40	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 2.62%	30-Apr-30	$25.00 on April 30, 2030 and April 30 every five years thereafter	Into Series 1 on a one-for-one basis on April 30, 2030 and on April 30 every five years thereafter and automatically in certain circumstances
3	BRF. PR.C	10,000,000	9,961,399	249	The annual fixed dividend rate for each 5-year fixed rate period will be the sum of the Government of Canada Yield plus 2.94%	31-Jul-29	$25.00 on July 31, 2029 and July 31 every five years thereafter	Into Series 4 on a one-for-one basis on July 31, 2029 and on July 31 every five years thereafter and automatically in certain circumstances
4	N/A	10,000,000	nil	nil	An amount equal to the sum of the three-month Government of Canada Treasury Bill Rate plus 2.94%	31-Jul-29	$25.00 for redemptions on July 31, 2029 and July 31 every five years thereafter; $25.50 otherwise	Into Series 3 on a one-for-one basis on July 31, 2029 and on July 31 every five years thereafter and automatically in certain circumstances
5	BRF. PR.E	7,000,000	4,114,504(4)	175	C$1.25 per share	30-Apr-18	$26.00 if before April 30, 2019, with annual $0.25 decreases until April 30, 2022; $25.00 thereafter	N/A
6	BRF. PR.F	7,000,000	7,000,000	175	C$1.25 per share	31-Jul-18	$26.00 if before July 31, 2019, with annual $0.25 decreases until July 31, 2022; $25.00 thereafter	N/A
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
As of February 20, 2026, there were 145,520,357 BEPC exchangeable shares and 43,661 BEPC class B shares issued and outstanding. The BEPC exchangeable shares are listed on the TSX and on the NYSE under the symbol “BEPC”.

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
•Amended and Restated Equity Commitment Agreement, dated December 24, 2024, as thereafter amended, by and among NA Holdco, BEPC and BEP (see Item 7.B “Related Party Transactions — Relationship With BEPC — Equity Commitment Agreement”).
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
•Sixth Supplemental Indenture, dated March 12, 2025, by and among Canadian Finco, the Canadian Bond Guarantors and Computershare Trust Company of Canada (see Item 4.C “Organizational Structure — Canadian Finco — 2021 Bond Indenture and Guarantees”).
•Seventh Supplemental Indenture, dated June 10, 2025, by and among Canadian Finco, the Canadian Bond Guarantors and Computershare Trust Company of Canada (see Item 4.C “Organizational Structure — Canadian Finco — 2021 Bond Indenture and Guarantees”).
•Eighth Supplemental Indenture, dated January 15, 2026, by and among Canadian Finco, the Canadian Bond Guarantors and Computershare Trust Company of Canada (see Item 4.C “Organizational Structure — Canadian Finco — 2021 Bond Indenture and Guarantees”).
•Pairing Agreement, dated December 24, 2024, as thereafter amended, by and among BEPC, BRHC and BEP (see Item 7.B “Related Party Transactions — Relationship with BEPC— Pairing Agreement”).
•Equity Distribution Agreement dated January 12, 2026, by and among Brookfield Renewable Corporation, Brookfield Renewable Partners L.P., BMO Nesbitt Burns Inc., BMO Capital Markets Corp., TD Securities Inc. and TD Securities (USA) LLC described under Item 7.B “Related Party Transactions — Relationship With BEPC — BEPC ATM”

Copies of the agreements noted above will be made available, free of charge, by the Managing General Partner and are available electronically on our EDGAR profile at www.sec.gov and on our SEDAR+ profile at www.sedarplus.ca. Written requests for such documents should be directed to our Corporate Secretary at 73 Front Street, 5th Floor, Hamilton, HM 12, Bermuda, +441-294-3304.
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
Certain Material U.S. Federal Income Tax Considerations
This summary discusses certain material United States federal income tax considerations for LP unitholders relating to the ownership and disposition of LP units as of the date hereof. This summary is based on provisions of the U.S. Internal Revenue Code, on the Treasury Regulations, and on published administrative rulings, judicial decisions and other applicable authorities, all as in effect on the date hereof and all of which are subject to change at any time, possibly with retroactive effect. This summary is necessarily general and may not apply to all categories of investors, some of whom may be subject to special rules, including, without limitation, persons that own (directly, indirectly or constructively, applying certain attribution rules) 5% or more of our LP units, dealers in securities or currencies, financial institutions or financial services entities, mutual funds, life insurance companies, persons that hold LP units as part of a straddle, hedge, constructive sale or conversion transaction with other investments, persons whose LP units are loaned to a short seller to cover a short sale of LP units, persons whose functional currency is not the U.S. dollar, persons who have elected mark-to-market accounting, persons who hold LP units through a partnership or other entity classified as a partnership for U.S. federal income tax purposes, persons for whom LP units are not a capital asset, persons who are liable for any alternative minimum tax and certain U.S. expatriates or former long-term residents of the United States. This summary does not address any tax consequences to holders of Preferred Units. Tax-exempt organizations are addressed separately below. The actual tax consequences of the ownership and disposition of LP units will vary depending on an LP unitholder’s individual circumstances.
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
Income and loss
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
Limits on deductions for losses and expenses
A U.S. Holder’s deduction of its allocable share of BEP’s losses will be limited to such U.S. Holder’s tax basis in LP units and, if the holder is an individual or a corporate holder that is subject to the “at risk” rules, to the amount for which the holder is considered to be “at risk” with respect to BEP’s activities, if that is less than such U.S. Holder’s tax basis. In general, a U.S. Holder will be at risk to the extent of such holder’s tax basis in LP units, reduced by (i) the portion of that basis attributable to such U.S. Holder’s share of BEP’s liabilities for which the holder will not be personally liable (excluding certain qualified non-recourse financing) and (ii) any amount of money the U.S. Holder borrows to acquire or hold LP units, if the lender of those borrowed funds owns an interest in BEP, is related to the U.S. Holder, or can look only to LP units for repayment. A U.S. Holder’s at-risk amount generally will increase by such U.S. Holder’s allocable share of BEP’s income and gain and decrease by distributions received from BEP and such U.S. Holder’s allocable share of losses and deductions. A U.S. Holder must recapture losses deducted in previous years to the extent that distributions cause such U.S. Holder’s at-risk amount to be less than zero at the end of any taxable year. Losses disallowed or recaptured as a result of these limitations will carry forward and will be allowable to the extent that such U.S. Holder’s tax basis or at-risk amount, whichever is the limiting factor, subsequently increases. Upon the taxable disposition of LP units, any gain recognized by a U.S. Holder can be offset by losses that were previously suspended by the at-risk limitation, but may not be offset by losses suspended by the basis limitation. Any excess loss above the gain previously suspended by the at-risk or basis limitations may no longer be used. An additional limitation may apply to the deduction of certain “excess business losses” by non-corporate U.S. Holders.
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

Deductibility of partnership expenses by individual partners and by trusts and estates
BEP’s operating expenses, including BEP’s allocable share of any management fees, may be treated as investment expenses rather than trade or business expenses, in which case a non-corporate U.S. Holder’s allocable share of such expenses will be “miscellaneous itemized deductions” for U.S. federal income tax purposes. Under current law, the allowance for miscellaneous itemized deductions to individuals and certain estates and trusts is suspended indefinitely.
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

Deduction for Qualified Business Income
Under current law, non-corporate U.S. taxpayers who have domestic “qualified business income” from a partnership generally are entitled to deduct the lesser of such qualified business income or 20% of taxable income. The 20% deduction is also allowed for “qualified publicly traded partnership income”. A U.S. Holder’s allocable share of BEP’s income is not expected to be treated as qualified business income or as qualified publicly traded partnership income.
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
Based on the organizational structure of BEP, as well as BEP’s expected income and assets, the Managing General Partner and the BRELP General Partner currently believe that a U.S. Holder is unlikely to be regarded as owning an interest in a PFIC solely by reason of owning LP units during the taxable year ending December 31, 2026. However, there can be no assurance that an existing BEP entity or a future entity in which BEP acquires an interest will not be classified as a PFIC with respect to a U.S. Holder, because PFIC status is a factual determination that depends on the assets and income of a given entity and must be made on an annual basis. Moreover, in order to ensure that it satisfies the Qualifying Income Exception, among other reasons, BEP may decide to hold an existing or future Operating Entity through a Holding Entity that would be classified as a PFIC. See “— Investment Structure” below.
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
This summary is not applicable to a Holder: (i) that is a “financial institution” (as defined in the Tax Act) for purposes of the “mark-to-market” property rules; (ii) that is a “specified financial institution” (as defined in the Tax Act); (iii) who makes or has made a functional currency reporting election pursuant to section 261 of the Tax Act; (iv) an interest in which would be a “tax shelter investment” (as defined in the Tax Act) or who acquires our Units as a “tax shelter investment” (and this summary assumes that no such persons hold our Units); (v) that has, directly or indirectly, a “significant interest” (as defined in subsection 34.2(1) of the Tax Act) in BEP; (vi) if any affiliate of BRELP is, or becomes as part of a series of transactions that includes the acquisition of Units, a “foreign affiliate” (for purposes of the Tax Act, including section 93.1 and 212.3 of the Tax Act) of such Holder or of any corporation that does not deal at arm’s length with such Holder for purposes of the Tax Act; or (vii) that has entered or will enter into a “derivative forward agreement” (as defined in the Tax Act) in respect of our Units. Any such Holders should consult their own tax advisors with respect to an investment in our Units.
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
If, with respect to a given fiscal year, no distribution is made by BEP or BEP has a loss for tax purposes, one quarter of the income, or loss, as the case may be, for tax purposes for such fiscal year will be allocated to the partners of record at the end of each calendar quarter ending in such fiscal year as follows: (i) to the Preferred Unitholders in respect of the Preferred Units held by them on each such date, such amount of BEP’s income or loss for tax purposes, as the case may be, as the Managing General Partner determines is reasonable in the circumstances having regard to such factors as the Managing General Partner considers to be relevant, including, without limitation, the relative amount of capital contributed to our partnership on the issuance of Preferred Units as compared to all other Units and the relative fair market value of the Preferred Units, as the case may be, as compared to all other Units, and (ii) to the partners other than in respect of the Preferred Units, the remaining amount of our partnership’s income or loss for tax purposes, as the case may be, pro rata to their respective percentage interests on each such date.
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
In computing BEP’s income (or loss), deductions may be claimed in respect of reasonable administrative costs, interest and other expenses incurred by BEP for the purpose of earning income, subject to the relevant provisions of the Tax Act. BEP may also deduct from its income for the year a portion of the reasonable expenses, if any, incurred by BEP to issue our Units. The portion of such issue expenses deductible by BEP in a taxation year is 20% of such issue expenses, pro-rated where BEP’s taxation year is less than 365 days. Certain interest deductibility limitations rules contained in the Tax Act (the “EIFEL Rules”) would have the effect of denying the deductibility of net interest and financing expenses for taxpayers that are corporations or trusts (other than certain excluded entities) in certain circumstances where such taxpayer’s net interest and financing expenses exceed a fixed ratio of the taxpayer’s adjusted taxable income, or in certain circumstances where such taxpayer’s net interest and financing expenses exceed an alternative allocated group ratio amount. In general, under the EIFEL Rules, any interest and financing expenses and income of BEP (including through BRELP) will be attributed to Resident Holders that are corporations or trusts to the extent of their interest in BEP. Where a Resident Holder to which the EIFEL Rules apply is determined to have excess interest and financing expenses under the EIFEL Rules (determined including its allocable share of any interest and financing expenses and income of BEP and BRELP), the Resident Holder will be required to include an amount in income in respect of its share of BEP’s or BRELP’s interest and financing expenses (effectively reversing the Resident Holder’s allocable share of the deduction by BEP or BRELP in respect of such expenses). The EIFEL Rules could apply to corporations and trusts within our group and to certain Resident Holders in respect of their interest in our partnership. However, the EIFEL Rules do not apply to a corporation or trust that qualifies as an “excluded entity” for a taxation year. For these purposes, an “excluded entity” is generally a taxpayer that: (a) is a “Canadian controlled private corporation” that, together with associated corporations, has taxable capital employed in Canada of less than $50 million for the particular year, (b) together with eligible group entities, has interest and financing expenses and exempt interest and financing expenses (net of applicable interest and financing revenues) of $1 million or less for the particular year, or (c) together with eligible group entities, meets certain conditions with respect to domestic activities and ownership. The EIFEL Rules will generally apply in respect of taxation years beginning on or after October 1, 2023. The EIFEL Rules and their application are highly complex. Resident Holders should consult their own tax advisors regarding the possible application of the EIFEL Rules in their particular circumstances.
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
Any Non-Resident Subsidiaries in which BRELP directly invests are expected to be CFAs of BRELP. Dividends paid to BRELP by a CFA of BRELP will be included in computing the income of BRELP. To the extent that any CFA or Indirect CFA of BRELP earns income that is characterized as FAPI in a particular taxation year of the CFA or Indirect CFA, the FAPI allocable to BRELP under the rules in the Tax Act must be included in computing the income of BRELP for Canadian federal income tax purposes for the fiscal period of BRELP in which the taxation year of that CFA or Indirect CFA ends (or is deemed to end for this purpose), whether or not BRELP actually receives a distribution of that FAPI. BEP will include its share of such FAPI of BRELP in computing its income for Canadian federal income tax purposes and Resident Holders will be required to include their proportionate share of such FAPI allocated from BEP in computing their income for Canadian federal income tax purposes. As a result, Resident Holders may be required to include amounts in their income even though they have not and may not receive an actual cash distribution of such amounts. If an amount of FAPI is included in computing the income of BRELP for Canadian federal income tax purposes, an amount may be deductible in respect of the “foreign accrual tax”, as defined in the Tax Act, applicable to the FAPI. Any amount of FAPI included in income net of the amount of any deduction in respect of “foreign accrual tax” will increase the adjusted cost base to BRELP of its shares of the particular CFA in respect of which the FAPI was included. At such time as BRELP receives a dividend of this type of income that was previously included in BRELP’s income as FAPI, such dividend will effectively not be included in computing the income of BRELP and there will be a corresponding reduction in the adjusted cost base to BRELP of the particular CFA shares. Under the Foreign Tax Credit Generator Rules, the “foreign accrual tax” applicable to a particular amount of FAPI included in BRELP’s income in respect of a particular “foreign affiliate” of BRELP may be limited in certain specified circumstances, including where the direct or indirect share of the income of any member of BRELP (which is deemed for this purpose to include a Resident Holder) that is a person resident in Canada or a “foreign affiliate” of such a person is, under a Relevant Foreign Tax Law, less than such member’s share of such income for purposes of the Tax Act. No assurance can be given that the Foreign Tax Credit Generator Rules will not apply to BRELP. For this purpose, a Resident Holder is not considered to have a lesser direct or indirect share of the income of BRELP under the Relevant Foreign Tax Law than for the purposes of the Tax Act solely because, among other reasons, of a difference between the Relevant Foreign Tax Law and the Tax Act in the manner of computing the income of BRELP or in the manner of allocating the income of BRELP because of the admission or withdrawal of a partner. If the Foreign Tax Credit Generator Rules apply, the

“foreign accrual tax” applicable to a particular amount of FAPI included in BRELP’s income in respect of a particular “foreign affiliate” of BRELP will be limited.
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
A Resident Holder that is throughout the relevant taxation year a “Canadian-controlled private corporation” (as defined in the Tax Act) or is, or is deemed to be, at any time in the relevant taxation year a “substantive CCPC” (as defined in the Tax Act) may be liable to pay an additional tax (refundable in certain circumstances) on its “aggregate investment income” (as defined in the Tax Act) for the year, which is defined to include net taxable capital gains. Resident Holders are advised to consult their own tax advisors in this regard.
Eligibility for Investment
Provided that our Units are listed on a “designated stock exchange” as defined in the Tax Act (which currently includes the NYSE and the TSX), our Units will be “qualified investments” under the Tax Act for a trust governed by an RRSP, deferred profit sharing plan, RRIF, RESP, RDSP, TFSA, and a FHSA.
Notwithstanding the foregoing, a holder of a TFSA, FHSA or an RDSP, a subscriber of an RESP or an annuitant under an RRSP or RRIF, as the case may be, will be subject to a penalty tax if our Units are a “prohibited investment” (as defined in subsection 207.01(1) of the Tax Act) for the TFSA, FHSA, RDSP, RESP, RRSP or RRIF, as the case may be. Our Units generally will not be a “prohibited investment” on the date hereof if the holder of the TFSA, FHSA or RDSP, the subscriber of the RESP or the annuitant under the RRSP or RRIF, as applicable: (i) deals at arm’s length for the purposes of the Tax Act with BEP; and (ii) does not have a “significant interest” (as defined in the Tax Act for purposes of such “prohibited investment” rules) in BEP.
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
As a foreign private issuer under the SEC’s regulations, we will file annual reports on a Form 20-F and other reports on Form 6-K. The information disclosed in our reports may be less extensive than that required to be disclosed in annual and quarterly reports on Forms 10-K and 10-Q required to be filed with the SEC by U.S. issuers. Moreover, as a foreign private issuer, we will not be subject to the proxy requirements under Section 14 of the Exchange Act, and our directors and principal shareholders are not subject to the insider short swing profit recovery rules under Section 16 of the Exchange Act.
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

PART II
ITEM 13.    DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES
None.
ITEM 14.    MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS
Not applicable.
ITEM 15.    CONTROLS AND PROCEDURES
Evaluation of Disclosure Controls and Procedures
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (Exchange Act)), as of the end of the period covered by this Form 20-F. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2025, our disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that material information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. While disclosure controls and procedures and internal controls over financial reporting were adequate and effective, we continue to implement certain measures to strengthen control processes and procedures.
Management’s Annual Report on Internal Control over Financial Reporting
Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13a-15(f) under the Exchange Act. Under the supervision and with the participation of our management, including persons performing the functions of principal executive and principal financial officers for us, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of December 31, 2025, based on the criteria set forth in Internal Control—Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on evaluation under the foregoing, our management concluded that our internal control over financial reporting was effective as of December 31, 2025. Management excluded its investment in Geronimo Power, a fully integrated developer and operator of renewable power assets in the U.S., acquired in 2025. The total and net assets of the investment constitute approximately 3% and 4%, respectively, of consolidated financial statement amounts as of December 31, 2025, and 0.03% of revenues for the year then ended.
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
Report of Independent Registered Public Accounting Firm
The effectiveness of our internal control over financial reporting as of December 31, 2025 has been audited by Ernst & Young LLP, Chartered Professional Accountants, Licensed Public Accountants, who have also audited our consolidated financial statements, as stated in their reports which are included herein.
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

Changes in Internal Control
There was no change in our internal control over financial reporting during the year ended December 31, 2025, that has materially affected, or is reasonably likely to materially affect, our internal control over financial reporting.
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
ITEM 16B.    CODE OF ETHICS
Brookfield Renewable has adopted the Code, which applies to the members of the board of directors of our Managing General Partner, our partnership and any officers or employees of our Managing General Partner. The Code has been updated as of May 2025 and we have posted a copy of the current Code on our website at https://bep.brookfield.com/bep/corporate-governance/governance-documents.
ITEM 16C.    PRINCIPAL ACCOUNTANT FEES AND SERVICES
Our Managing General Partner has retained Ernst & Young LLP (PCAOB ID: 1263) to act as our partnership’s independent registered chartered accountants.
The table below summarizes the fees for professional services rendered by Ernst & Young LLP for the audit of our annual financial statements for the years ended December 31, 2025, 2024 and 2023. A majority of the fees to Ernst & Young are billed and settled in Canadian dollars. In order to provide comparability with BEP’s financial statements, which are reported in U.S. dollars, all Canadian dollar amounts in the table have been converted to U.S. dollars at an average annual rate.

(THOUSANDS)	2025	2024	2023
Audit Fees (1)	$29,804	$29,174	$23,685
Audit-related fees (2)	2,163	1,499	1,483
Tax fees (3)	2,898	574	1,108
	$34,865	$31,247	$26,276
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
ITEM 16D.    EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEE
None.
ITEM 16E.    PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS
BEP Repurchases
BEP may from time-to-time, subject to applicable law, purchase Units for cancellation in the open market, provided that any necessary approval has been obtained. In December 2025, the TSX accepted a notice of BEP’s intention to commence its normal course issuer bid in connection with its LP units and Preferred Units, which permits BEP to repurchase up to 15,296,104 issued and outstanding LP units and up to 10% of the total public float of each series of the Preferred Units. The price to be paid for our LP units under the normal course issuer bid will be the market price at the time of purchase or such other price as may be permitted. The actual number of LP units to be purchased and the timing of such purchases will be determined by BEP, and all purchases will be made through the facilities of the TSX and/or the NYSE and/or Canadian and U.S. alternative trading systems, if eligible. Repurchases were authorized to commence on December 18, 2025 and are required to terminate on December 17, 2026 or earlier should BEP have completed its repurchases prior to such date. For the year ended December 31, 2025, BEP repurchased 1,522,975 LP units and no Preferred Units. A copy of the Notice of Intention for each normal course issuer bid may be obtained without charge by contacting Investor Relations by phone at 1-833-236-0278 or by email at enquiries@brookfieldrenewable.com.

Issuer Purchases of LP units
Period	(a) Total Number of LP Units Purchased	(b) Average Price Paid per LP unit	(c) Total Number of LP units Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of LP units that May Yet Be Purchased Under the Plans or Programs
December 18, 2024 to December 31, 2024	Nil	Nil	Nil	14,255,578
January 1, 2025 to January 31, 2025	Nil	Nil	Nil	14,255,578
February 1, 2025 to February 28, 2025	502,800	C$32.5024	502,800	13,752,778
March 1, 2025 to March 31, 2025	669,575	C$32.7183	669,575	13,083,203
April 1, 2025 to April 30, 2025	306,300	C$29.3445	306,300	12,776,903
May 1, 2025 to May 31, 2025	44,300	C$31.6096	44,300	12,732,603
June 1, 2025 to June 30, 2025	Nil	Nil	Nil	12,732,603
July 1, 2025 to July 31, 2025	Nil	Nil	Nil	12,732,603
August 1, 2025 to August 31, 2025	Nil	Nil	Nil	12,732,603
September 1, 2025 to September 30, 2025	Nil	Nil	Nil	12,732,603
October 1, 2025 to October 31, 2025	Nil	Nil	Nil	12,732,603
November 1, 2025 to November 30, 2025	Nil	Nil	Nil	12,732,603
December 1, 2025 to December 17, 2025	Nil	Nil	Nil	12,732,603
December 18, 2025 to December 31, 2025	Nil	Nil	Nil	15,296,104
Total	1,522,975		1,522,975

Issuer Purchases of Preferred Units
Period		(a) Total Number of Preferred Units Purchased	(b) Average Price Paid per Preferred Unit	(c) Total Number of Preferred Units Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Preferred Units that May Yet Be Purchased Under the Plans or Programs
January 1, 2025 to December 17, 2025	Series 7	Nil	Nil	Nil	700,000
	Series 13	Nil	Nil	Nil	1,000,000
	Series 18	Nil	Nil	Nil	600,000
December 18, 2025 to December 31, 2025	Series 7	Nil	Nil	Nil	700,000
	Series 13	Nil	Nil	Nil	1,000,000
	Series 18	Nil	Nil	Nil	600,000
BRP Equity Repurchases
In December 2025, the TSX accepted a notice of BRP Equity’s intention to renew its normal course issuer bid in connection with its outstanding Class A Preference Shares, which permits BRP Equity to repurchase up to 10% of the total public float of each series of the Class A Preference Shares. Repurchases were authorized to commence on December 18, 2025 and the bid will expire on December 17, 2026 or earlier should BRP Equity complete its repurchases prior to such date. For the year ended December 31, 2025, BRP Equity made no repurchases. A copy of the Notice of Intention for each normal course issuer bid may be obtained without charge by contacting Investor Relations by phone at 1-833-236-0278 or by email at enquiries@brookfieldrenewable.com.

Issuer Purchases of Equity Securities
Period	(a) Total Number of Shares Purchased		(b) Average Price Paid per Share	(c) Total number of Shares Purchased as Part of Publicly Announced Plans or Programs	(d) Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
January 1, 2025 to December 17, 2025	Series 1	Nil	Nil	Nil	684,953
	Series 2	Nil	Nil	Nil	311,053
	Series 3	Nil	Nil	Nil	996,139
	Series 5	Nil	Nil	Nil	411,450
	Series 6	Nil	Nil	Nil	700,000
December 18, 2025 to December 31, 2025	Series 1	Nil	Nil	Nil	837,231
	Series 2	Nil	Nil	Nil	158,775
	Series 3	Nil	Nil	Nil	996,139
	Series 5	Nil	Nil	Nil	411,450
	Series 6	Nil	Nil	Nil	700,000

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

PART III
ITEM 17.    FINANCIAL STATEMENTS
Not applicable.
ITEM 18.    FINANCIAL STATEMENTS
See our financial statements beginning on page F-1, which are filed as part of this Form 20-F.
ITEM 19.    EXHIBITS

Number	Description
1.1	Certificate of Registration of Brookfield Renewable Partners L.P. (formerly Brookfield Renewable Energy Partners L.P.), dated June 29, 2011.(1)
1.2	Certificate of Deposit of Supplementary Certificate of Brookfield Renewable Partners L.P., dated August 29, 2011.(1)
1.3	Certificate of Deposit of Supplementary Certificate of Brookfield Renewable Partners L.P., dated December 21, 2011.(1)
1.4	Certificate of Deposit of Supplementary Certificate of Brookfield Renewable Partners L.P., dated May 11, 2012.(1)
1.5	Certificate of Deposit of Supplementary Certificate of Brookfield Renewable Partners L.P., dated May 4, 2016.(6)
1.6	Certificate of Deposit of Memorandum of Increase of Share Capital, dated November 23, 2011.(1)
1.7	Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated May 3, 2016.(5)
1.8	First Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated May 25, 2016.(7)
1.9	Second Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated February 14, 2017.(8)
1.10	Third Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated January 16, 2018.(9)
1.11	Fourth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated February 28, 2019.(10)
1.12	Fifth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated March 11, 2019.(11)
1.13	Sixth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated February 24, 2020.(12)
1.14	Seventh Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated July 28, 2020.(13)
1.15	Eighth Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Partners L.P., dated April 14, 2022. (19)
1.16	Articles of Incorporation of Brookfield Renewable Partners Limited, dated June 23, 2011.(1)
1.17	Form 13 Amending the Registered Office of Brookfield Renewable Partners Limited, dated May 8, 2012.(1)
1.18	Bye-laws of Brookfield Renewable Partners Limited.(4)
2.1	Description of Securities.(35)
4.1	Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Energy L.P., dated December 30, 2020.(15)
4.2	First Amendment to the Fourth Amended and Restated Limited Partnership Agreement of Brookfield Renewable Energy L.P., dated April 14, 2022.(19)
4.3	Fifth Amended and Restated Master Services Agreement dated May 5, 2023, by and among Brookfield Corporation, Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P. and others.(22)

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

4.44	Sixth Supplemental Indenture, dated March 12, 2025, by and among Brookfield Renewable Partners ULC and Computershare Trust Company of Canada.(31)
4.45
Seventh Supplemental Indenture, dated June 10, 2025, by and among Brookfield Renewable Partners ULC, Brookfield Renewable Partners L.P., Brookfield Renewable Energy L.P., Brookfield BRP Holdings (Canada) Inc., BRP Bermuda Holdings I Limited, Brookfield BRP Europe Holdings (Bermuda) Limited, BEP Subco Inc. and Computershare Trust Company of Canada.(32)

4.46	Eighth Supplemental Indenture, dated January 15, 2026, by and among Brookfield Renewable Partners ULC and Computershare Trust Company of Canada.(34)
4.47
Amended and Restated Equity Commitment Agreement, dated December 24, 2024, between Brookfield BRP Holdings (Canada) Inc., Brookfield Renewable Corporation, Brookfield Renewable Holdings Corporation and Brookfield Renewable Partners L.P.(29)

4.48
First Amendment to the Amended and Restated Equity Commitment Agreement, dated December 31, 2025, between Brookfield BRP Holdings (Canada) Inc., Brookfield Renewable Corporation, Brookfield Renewable Holdings Corporation and Brookfield Renewable Partners L.P.(35)

4.49	Pairing Agreement, dated December 24, 2024, among Brookfield Renewable Corporation, Brookfield Renewable Holdings Corporation and Brookfield Renewable Partners L.P.(30)
4.50	First Amendment to the Pairing Agreement, dated December 31, 2025, between Brookfield Renewable Corporation, Brookfield Renewable Holdings Corporation and Brookfield Renewable Partners L.P.(35)
4.51
Equity Distribution Agreement dated January 12, 2026, by and among Brookfield Renewable Corporation, Brookfield Renewable Partners L.P., BMO Nesbitt Burns Inc., BMO Capital Markets Corp. TD Securities Inc. and TD Securities (USA) LLC.(33)

8.1	List of subsidiaries (as defined in §210-1.02(w) of Regulation S-X) of Brookfield Renewable Partners L.P. (incorporated by reference to Item 4.C “Organizational Structure”).
11.1	Code of Business Conduct and Ethics.(26)
11.2	Personal Trading Policy.(35)
12.1
Certification of Connor Teskey, Chief Executive Officer of Brookfield Canada Renewable Manager LP, the Service Provider of Brookfield Renewable Partners L.P., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(35)

12.2
Certification of Patrick Taylor, Chief Financial Officer of Brookfield Canada Renewable Manager LP, the Service Provider of Brookfield Renewable Partners L.P., pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.(35)

13.1
Certification of Connor Teskey, Chief Executive Officer of Brookfield Canada Renewable Manager LP, the Service Provider of Brookfield Renewable Partners L.P., pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes-Oxley Act of 2002.(35)

13.2
Certification of Patrick Taylor, Chief Financial Officer of Brookfield Canada Renewable Manager LP, the Service Provider of Brookfield Renewable Partners L.P., pursuant to 18 U.S.C. Section 1350, as adopted to Section 906 of the Sarbanes-Oxley Act of 2002.(35)

15.1	Board of Directors Charter of the Managing General Partner of Brookfield Renewable Partners L.P.(35)
15.2	Audit Committee Charter of the Managing General Partner of Brookfield Renewable Partners L.P.(35)
15.3	Consent of Ernst & Young LLP.(35)
17.1	List of Subsidiary Guarantors and Subsidiary Issuers of Guaranteed Securities.(24)
97.1	Clawback Policy.(24)
101	The following materials from Brookfield Renewable Partners L.P.’s annual report on Form 20-F for the year ended December 31, 2024, formatted in XBRL (eXtensible Business Reporting Language): (i) Consolidated Financial Statements of Brookfield Renewable Partners L.P. and (ii) Notes to the Consolidated Financial Statements of Brookfield Renewable Partners L.P., tagged as blocks of text and in detail.
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
(26)Filed as an exhibit to Form 6-K on July 23, 2025 and incorporated herein by reference.
(27)Filed as an exhibit to Form 6-K on July 17, 2024 and incorporated herein by reference.
(28)Filed as an exhibit to Form 6-K on December 12, 2024 and incorporated herein by reference.
(29)Filed as an exhibit to BEPC’s Form 6-K on December 27, 2024 and incorporated herein by reference.
(30)Filed as an exhibit to Form 6-K on December 27, 2024 and incorporated herein by reference.
(31)Filed as an exhibit to Form 6-K on March 13, 2025 and incorporated herein by reference.
(32)Filed as an exhibit to Form 6-K on June 10, 2025 and incorporated herein by reference.
(33)Filed as an exhibit to Form 6-K on January 13, 2026 and incorporated herein by reference.
(34)Filed as an exhibit to Form 6-K on January 15, 2026 and incorporated herein by reference.
(35)Filed herewith.

SIGNATURE
The registrant hereby certifies that it meets all of the requirements for filing this Form 20-F and that it has duly caused and authorized the undersigned to sign this Form 20-F on its behalf.

Dated: February 27, 2026	BROOKFIELD RENEWABLE PARTNERS L.P. by its general partner, Brookfield Renewable Partners Limited

	By:	/s/ Patrick Taylor
		Name:	Patrick Taylor
		Title:	Chief Financial Officer of the Service Provider, Brookfield Canada Renewable Manager LP

BROOKFIELD RENEWABLE PARTNERS L.P.
INDEX TO FINANCIAL STATEMENTS

Page

Audited Consolidated Financial Statements as at December 31, 2025 and 2024 and for the Years Ended December 31, 2025, 2024 and 2023	F - 2

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
February 27, 2026

F - 2

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of Brookfield Renewable Partners Limited (General Partner of Brookfield Renewable Partners L.P.) and Partners of Brookfield Renewable Partners L.P.
Opinion on the Financial Statements
We have audited the accompanying consolidated statements of financial position of Brookfield Renewable Partners L.P. (“Brookfield Renewable” or the “Partnership”) as of December 31, 2025 and 2024, the related consolidated statements of income (loss), comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Partnership at December 31, 2025 and 2024, and its financial performance and its cash flows for each of the three years in the period ended December 31, 2025, in conformity with International Financial Reporting Standards (“IFRSs”) as issued by the International Accounting Standards Board.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Partnership’s internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control-Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) and our report dated February 27, 2026 expressed an unqualified opinion thereon.
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

F - 3

Revaluation of power generating assets
Description of the Matter	The Partnership measures power generating assets (classified as property, plant and equipment) using the revaluation method under IAS 16, Property, Plant and Equipment. As at December 31, 2025, property, plant and equipment on the consolidated statement of financial position totaled $70,456 million. Revaluations of property, plant and equipment recognized in the consolidated statement of comprehensive income totaled $2,788 million and a loss in the consolidated statement of income (loss) of $832 million for 2025. As discussed in Notes 1(g), 1(r)(i) and 1(s)(iii) and 13 – Property, Plant and Equipment, at Fair Value to the financial statements, significant estimation and management judgment are involved in assessing the estimates and assumptions regarding the future performance of the power generating assets.

Management applies a dual approach which involves a discounted cash flow model as well as a market evaluation of determining the fair value of the Partnership’s power generating assets. Significant assumptions included within the discounted cash flow models are future electricity prices, terminal value, discount rates, anticipated long-term average generation and estimated operating and capital expenditures.

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

To test the fair value of the power generating assets, our audit procedures included, among others, evaluating the Partnership’s valuation methodology, the significant assumptions used, and testing the completeness and accuracy of the underlying data supporting the significant assumptions. For each power generating asset, we analyzed the significant drivers of the change in fair value including the future electricity prices, terminal value and discount rates. With the support of our valuation specialists, we inspected management’s valuation analysis and assessed the estimates of future electricity prices by reference to shorter-term broker price quotes and management’s longer-term market forecasts specific to each region and power generating assets. We also involved our valuation specialists in the evaluation of the terminal value and discount rates, which included consideration of benchmark interest rates, geographic location, whether the asset is contracted or uncontracted and type of technology.

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

With the assistance of our valuation specialists for the same samples, we also performed a sensitivity analysis over the future electricity prices, terminal value and discount rates to evaluate the fair value of power generating assets. We also evaluated fair values using other market-based evidence by comparing the portfolio as a whole to recent similar transactions and by calculating the revenue and EBITDA multiples of a sample of the power generating assets and comparing them to multiples of comparable public companies.

F - 4

Furthermore, we evaluated the adequacy of the Partnership’s disclosures regarding the significant assumptions and sensitivity analysis around the fair value of power generating assets.

Significant utility-scale acquisition
Description of the Matter	On May 29, 2025, the Partnership completed the acquisition of a 100% interest in Geronimo Power, a fully integrated developer and operator of renewable power assets in the U.S. for proceeds of $1.4 billion. As described in Notes 1(o) and 3 – Acquisitions to the financial statements, the business combination is accounted for using the acquisition method. Auditing the above noted acquisition is complex given that significant estimation is required in determining the fair value of the power generating assets, commodity derivatives and equity accounted investment acquired. The significant assumptions related to these estimates include but are not limited to future electricity prices, generation volumes, discount rates, terminal value and operating and capital expenditures. These assumptions are forward-looking and could be affected by future economic and market conditions.
How We Addressed the Matter in Our Audit	We obtained an understanding and evaluated the design of controls over management’s processes in determining the fair value of power generating assets, commodity derivatives and equity accounted investment acquired. We tested controls over management’s review of the power generating assets and commodity derivative valuation models, including those of which were also used to value the acquired equity accounted investment, and the controls over the review and approval of all significant assumptions.

Our audit procedures included, among others, assessing the significant assumptions described above and testing the completeness and accuracy of the underlying data. For example, we evaluated the estimated generation volumes for a sample of power generating assets by comparing them to available engineering reports, benchmarking capacity factors against publicly available industry generation data, and considering industry benchmarks for losses that impact capacity factors. Further, with the support of our valuation specialists, we inspected management’s valuation analysis and assessed the estimates of future electricity prices by reference to shorter-term broker price quotes and management’s longer-term market forecasts specific to each region and power generating asset. We involved our valuation specialists to assist in evaluating the valuation methodologies and the significant assumptions, including discount rates and terminal values, used in the Partnership’s models, which included consideration of benchmark interest rates, geographic location, contracted or uncontracted assets and type of technology, as well as performing sensitivity analysis on such significant assumptions.

Further, we assessed the estimated capital expenditures by corroborating against recently signed construction contracts and component supply agreements and compared forecasts to actual expenditures. We compared operating expenditures, where applicable, to audited financial statements and signed operations and maintenance contracts. We also tested the computational accuracy of the fair value model and considered the adequacy of disclosures made in Note 3 to the financial statements in respect of these judgements and estimates.
/s/ Ernst & Young LLP
Chartered Professional Accountants
Licensed Public Accountants
We have served as Brookfield Renewable’s auditor since 2011.
Toronto, Canada
February 27, 2026

F - 5

INTERNAL CONTROL OVER FINANCIAL REPORTING
Evaluation of Disclosure Controls and Procedures
Our management, with the participation of our Chief Executive Officer and Chief Financial Officer, has evaluated the effectiveness of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) under the Securities Exchange Act of 1934, as amended (Exchange Act)), as of the end of the period December 31, 2025. Based on such evaluation, our Chief Executive Officer and Chief Financial Officer have concluded that as of December 31, 2025, our disclosure controls and procedures are designed at a reasonable assurance level and are effective to provide reasonable assurance that material information we are required to disclose in reports that we file or submit under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the Securities and Exchange Commission, and that such information is accumulated and communicated to our management, including our Chief Executive Officer and Chief Financial Officer, as appropriate, to allow timely decisions regarding required disclosure. While disclosure controls and procedures and internal controls over financial reporting were adequate and effective, we continue to implement certain measures to strengthen control processes and procedures.
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
Management assessed the effectiveness of Brookfield Renewable’s internal control over financial reporting as of December 31, 2025, based on the criteria set forth in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework). Based on this assessment, management concludes that, as of December 31, 2025, Brookfield Renewable’s internal control over financial reporting is effective. Management excluded its investment in Geronimo Power, a fully integrated developer and operator of renewable power assets in the U.S., acquired in 2025. The total and net assets of the investment constitute approximately 3% and 4%, respectively, of consolidated financial statement amounts as of December 31, 2025, and 0.03% of revenues for the year then ended.
Brookfield Renewable’s internal control over financial reporting as of December 31, 2025, has been audited by Ernst & Young LLP, the Independent Registered Public Accounting Firm, who also audited Brookfield Renewable’s consolidated financial statements for the year ended December 31, 2025. As stated in the Report of Independent Registered Public Accounting Firm, Ernst & Young LLP expressed an unqualified opinion on the effectiveness of Brookfield Renewable’s internal control over financial reporting as of December 31, 2025.

/s/ Connor Teskey	/s/ Patrick Taylor
Connor Teskey Chief Executive Officer	Patrick Taylor Chief Financial Officer
February 27, 2026

F - 6

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM
To the Board of Directors of Brookfield Renewable Partners Limited (General Partner of Brookfield Renewable Partners L.P.) and Partners of Brookfield Renewable Partners L.P.
Opinion on Internal Control Over Financial Reporting
We have audited Brookfield Renewable Partners L.P.’s (“Brookfield Renewable” or the “Partnership") internal control over financial reporting as of December 31, 2025, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 framework) (the “COSO criteria”). In our opinion, the Partnership maintained, in all material respects, effective internal control over financial reporting as of December 31, 2025, based on the COSO criteria.
As indicated in the accompanying Management’s Report on Internal Control over Financial Reporting, management’s assessment of and conclusion on the effectiveness of internal control over financial reporting did not include the internal controls of Geronimo Power, a fully integrated developer and operator of renewable power assets in the U.S. The aforementioned acquisition is included in the 2025 consolidated financial statements of the Partnership and constituted approximately 3% and 4% of total and net assets, respectively, as of December 31, 2025 and 0.03% of revenues for the year then ended. Our audit of internal control over financial reporting of the Partnership also did not include an evaluation of the internal control over financial reporting of the aforementioned acquisition.
We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the accompanying consolidated statements of financial position of Brookfield Renewable Partners L.P. (“Brookfield Renewable” or the “Partnership”) as of December 31, 2025 and 2024, the related consolidated statements of income (loss), comprehensive income, changes in equity and cash flows for each of the three years in the period ended December 31, 2025, and the related notes (collectively referred to as the “consolidated financial statements”), and our report dated February 27, 2026 expressed an unqualified opinion thereon.
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

/s/ Ernst & Young LLP
Chartered Professional Accountants
Licensed Public Accountants
Toronto, Canada
February 27, 2026

F - 8

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF FINANCIAL POSITION

AS AT DECEMBER 31 (MILLIONS)	Notes	2025	2024
Assets
Current assets
Cash and cash equivalents	21	$2,093	$3,135
Restricted cash	22	220	286
Trade receivables and other current assets	23	2,542	2,124
Financial instrument assets	6	357	368
Due from related parties	29	944	873
Assets held for sale	5	6,142	2,049
		12,298	8,835
Financial instrument assets	6	4,395	3,054
Equity-accounted investments	20	4,087	2,740
Property, plant and equipment, at fair value	13	70,456	73,475
Goodwill	18	6,019	5,434
Deferred income tax assets	12	493	330
Other long-term assets	24	953	941
Total Assets		$98,701	$94,809
Liabilities
Current liabilities
Accounts payable and accrued liabilities	25	$2,246	$2,104
Financial instrument liabilities	6	670	636
Due to related parties	29	7,071	4,855
Corporate borrowings	14	194	709
Non-recourse borrowings	14	7,384	5,005
Provisions	26, 28	112	220
Liabilities directly associated with assets held for sale	5	4,021	1,036
		21,698	14,565
Financial instrument liabilities	6	1,798	2,790
Corporate borrowings	14	3,492	3,093
Non-recourse borrowings	14	23,822	25,583
Deferred income tax liabilities	12	9,395	8,439
Provisions	26, 28	1,005	1,215
Due to related parties	29	693	592
Other long-term liabilities	27	1,824	2,076
Equity
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	15	24,164	26,168
General partnership interest in a holding subsidiary held by Brookfield	15	52	50
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	15	2,524	2,457
BEPC exchangeable shares and class A.2 exchangeable shares	15	2,330	2,269
Preferred equity	15	563	537
Perpetual subordinated notes	15	737	737
Preferred limited partners’ equity	16	634	634
Limited partners’ equity	17	3,970	3,604
Total Equity		$34,974	$36,456
Total Liabilities and Equity		$98,701	$94,809
The accompanying notes are an integral part of these consolidated financial statements.
Approved on behalf of Brookfield Renewable Partners L.P.:

Patricia Zuccotti Director	Lou Maroun Director

F - 9

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF INCOME (LOSS)

YEAR ENDED DECEMBER 31 (MILLIONS, EXCEPT AS NOTED)	Notes	2025	2024	2023
Revenues	29	$6,407	$5,876	$5,038
Other income	8	1,589	627	671
Direct operating costs(1)	9	(2,903)	(2,580)	(1,933)
Management service costs	29	(223)	(204)	(205)
Interest expense	7	(2,457)	(1,988)	(1,627)
Share of (loss) earnings from equity-accounted investments	20	(110)	(88)	186
Foreign exchange and financial instruments gain	6	1,434	880	502
Depreciation	13	(2,425)	(2,010)	(1,852)
Other	10	(1,214)	(713)	(212)
Income tax recovery (expense)
Current	12	249	160	(128)
Deferred	12	365	31	176
		614	191	48
Net income (loss)		$712	$(9)	$616
Net income (loss) attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	15	$627	$353	$619
General partnership interest in a holding subsidiary held by Brookfield	15	144	125	111
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	15	(48)	(174)	(63)
BEPC exchangeable shares and class A.2 exchangeable shares	15	(44)	(160)	(57)
Preferred equity	15	30	28	27
Perpetual subordinated notes	15	40	37	29
Preferred limited partners’ equity	16	34	37	41
Limited partners’ equity	17	(71)	(255)	(91)
		$712	$(9)	$616
Basic and diluted loss per LP unit		$(0.25)	$(0.89)	$(0.32)
(1)Direct operating costs exclude depreciation expense disclosed below.
The accompanying notes are an integral part of these consolidated financial statements.

F - 10

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME

YEAR ENDED DECEMBER 31 (MILLIONS)	Notes	2025	2024	2023
Net income (loss)		$712	$(9)	$616
Other comprehensive income that will not be reclassified to net income
Revaluations of property, plant and equipment	13	2,788	6,103	(133)
Actuarial gain (loss) on defined benefit plans		6	7	(12)
Deferred income tax (expense) recoveries on above items	12	(753)	(1,546)	81
Unrealized (loss) gain on investments in equity securities	6	—	(2)	2
Equity-accounted investments	20	197	451	154
Total items that will not be reclassified to net income		2,238	5,013	92
Other comprehensive income that may be reclassified to net income
Foreign currency translation	11	1,492	(1,573)	1,317
(Losses) gains arising during the year on financial instruments designated as cash-flow hedges	6	(100)	(301)	252
(Loss) gain on foreign exchange swaps – net investment hedges	6	(614)	279	(128)
Reclassification adjustments for amounts recognized in net income (loss)	6	110	(105)	(108)
Deferred income tax (expense) recoveries on above items	12	(6)	52	(13)
Equity-accounted investments	20	19	(8)	8
Total items that may be reclassified subsequently to net income (loss)		901	(1,656)	1,328
Other comprehensive income		3,139	3,357	1,420
Comprehensive income		$3,851	$3,348	$2,036
Comprehensive income attributable to:
Non-controlling interests
Participating non-controlling interests – in operating subsidiaries	15	$2,611	$2,904	$1,983
General partnership interest in a holding subsidiary held by Brookfield	15	151	130	111
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	15	282	76	(50)
BEPC exchangeable shares and class A.2 exchangeable shares		261	71	(45)
Preferred equity	15	56	(18)	39
Perpetual subordinated notes		40	37	29
Preferred limited partners’ equity	16	34	37	41
Limited partners’ equity	17	416	111	(72)
		$3,851	$3,348	$2,036
The accompanying notes are an integral part of these consolidated financial statements.

F - 11

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income						Non-controlling interests
YEAR ENDED DECEMBER 31 (MILLIONS)	Limited partners’ equity	Foreign currency translation	Revaluation surplus	Actuarial gains on defined benefit plans	Cash flow hedges	Total limited partners’ equity	Preferred limited partners’ equity	Preferred equity	Perpetual subordinated notes	BEPC exchangeable shares and class A.2 exchangeable shares	Participating non-controlling interests – in operating subsidiaries	General partnership interest in a holding subsidiary held by Brookfield	Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	Total equity
Balance, as at December 31, 2024	$(2,774)	$(859)	$7,237	$4	$(4)	$3,604	$634	$537	$737	$2,269	$26,168	$50	$2,457	$36,456
Net (loss) income	(71)	—	—	—	—	(71)	34	30	40	(44)	627	144	(48)	712
Other comprehensive income (loss)	—	60	452	3	(28)	487	—	26	—	305	1,984	7	330	3,139
Equity issuance (Note 17, 29)	632	—	—	—	—	632	—	—	—	—	—	—	—	632
Equity repurchased for cancellation (Note 17)	(34)	—	—	—	—	(34)	—	—	—	—	—	—	—	(34)
Capital contributions (Note 15)	—	—	—	—	—	—	—	—	—	—	3,770	—	—	3,770
Acquisition (Note 3)	—	—	—	—	—	—	—	—	—	—	(3,166)	—	—	(3,166)
Return of capital	—	—	—	—	—	—	—	—	—	—	(923)	—	—	(923)
Disposal (Note 4)	100	—	(100)	—	—	—	—	—	—	—	(1,140)	—	—	(1,140)
Distributions or dividends declared	(434)	—	—	—	—	(434)	(34)	(30)	(40)	(269)	(2,314)	(151)	(293)	(3,565)
Distribution reinvestment plan	7	—	—	—	—	7	—	—	—	—	—	—	—	7
Change in ownership	(221)	(95)	292	—	—	(24)	—	—	—	(14)	(599)	1	(14)	(650)
Other	(486)	(36)	325	—	—	(197)	—	—	—	83	(243)	1	92	(264)
Change in year	(507)	(71)	969	3	(28)	366	—	26	—	61	(2,004)	2	67	(1,482)
Balance, as at December 31, 2025	$(3,281)	$(930)	$8,206	$7	$(32)	$3,970	$634	$563	$737	$2,330	$24,164	$52	$2,524	$34,974
The accompanying notes are an integral part of these consolidated financial statements.

F - 12

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CHANGES IN EQUITY

		Accumulated other comprehensive income (loss)							Non-controlling interests
YEAR ENDED DECEMBER 31 (MILLIONS)	Limited partners’ equity	Foreign currency translation	Revaluation surplus	Actuarial losses on defined benefit plans	Cash flow hedges	Investments in equity securities	Total limited partners’ equity	Preferred limited partners’ equity	Preferred equity	Perpetual subordinated notes	BEPC exchangeable shares	Participating non-controlling interests – in operating subsidiaries	General partnership interest in a holding subsidiary held by Brookfield	Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	Total equity
Balance, as at December 31, 2023	$(2,118)	$(701)	$6,743	$2	$36	$1	$3,963	$760	$583	$592	$2,479	$18,863	$55	$2,684	$29,979
Net (loss) income	(255)	—	—	—	—	—	(255)	37	28	37	(160)	353	125	(174)	(9)
Other comprehensive (loss) income	—	(149)	554	3	(41)	(1)	366	—	(46)	—	231	2,551	5	250	3,357
Equity issuance	—	—	—	—	—	—	—	—	—	145	—	—	—	—	145
Equity repurchased for cancellation	(52)	—	—	—	—	—	(52)	—	—	—	—	—	—	—	(52)
Capital contributions	—	—	—	—	—	—	—	—	—	—	—	2,479	—	—	2,479
Acquisition	—	—	—	—	—	—	—	—	—	—	—	3,056	—	—	3,056
Return of capital	—	—	—	—	—	—	—	—	—	—	—	(317)	—	—	(317)
Redemption of Preferred LP Units	—	—	—	—	—	—	—	(130)	—	—	—	—	—	—	(130)
Disposal	132	—	(132)	—	—	—	—	—	—	—	—	(38)	—	—	(38)
Distributions or dividends declared	(406)	—	—	—	—	—	(406)	(37)	(28)	(37)	(256)	(891)	(134)	(277)	(2,066)
Distribution reinvestment plan	7	—	—	—	—	—	7	—	—	—	—	—	—	—	7
Ownership changes	—	—	—	—	—	—	—	—	—	—	—	—	—	—	—
Other	(82)	(9)	72	(1)	1	—	(19)	4	—	—	(25)	112	(1)	(26)	45
Change in year	(656)	(158)	494	2	(40)	(1)	(359)	(126)	(46)	145	(210)	7,305	(5)	(227)	6,477
Balance, as at December 31, 2024	$(2,774)	$(859)	$7,237	$4	$(4)	$—	$3,604	$634	$537	$737	$2,269	$26,168	$50	$2,457	$36,456

Balance, as at December 31, 2022	$(1,898)	$(845)	$6,817	$4	$17	$1	$4,096	$760	$571	$592	$2,561	$14,755	$59	$2,892	$26,286
Net (loss) income	(91)	—	—	—	—	—	(91)	41	27	29	(57)	619	111	(63)	616
Other comprehensive income (loss)	—	147	(143)	(3)	18	—	19	—	12	—	12	1,364	—	13	1,420
Equity issuance	390	—	—	—	—	—	390	—	—	—	240	—	—	—	630
Equity repurchased for cancellation	(43)	—	—	—	—	—	(43)	—	—	—	—	—	—	—	(43)
Capital contributions	—	—	—	—	—	—	—	—	—	—	—	2,993	—	—	2,993
Acquisition	—	—	—	—	—	—	—	—	—	—	—	414	—	—	414
Return of Capital	—	—	—	—	—	—	—	—	—	—	—	(140)	—	—	(140)
Disposal	12	—	(12)	—	—	—	—	—	—	—	—	(449)	—	—	(449)
Distributions or dividends declared	(383)	—	—	—	—	—	(383)	(41)	(27)	(29)	(241)	(1,428)	(116)	(265)	(2,530)
Distribution reinvestment plan	8	—	—	—	—	—	8	—	—	—	—	—	—	—	8
Ownership changes	113	16	(107)	—	(1)	—	21	—	—	—	—	—	—	—	21
Other	(226)	(19)	188	1	2	—	(54)	—	—	—	(36)	735	1	107	753
Change in year	(220)	144	(74)	(2)	19	—	(133)	—	12	—	(82)	4,108	(4)	(208)	3,693
Balance, as at December 31, 2023	$(2,118)	$(701)	$6,743	$2	$36	$1	$3,963	$760	$583	$592	$2,479	$18,863	$55	$2,684	$29,979
The accompanying notes are an integral part of these consolidated financial statements.

F - 13

BROOKFIELD RENEWABLE PARTNERS L.P.
CONSOLIDATED STATEMENTS OF CASH FLOWS

YEAR ENDED DECEMBER 31 (MILLIONS)	Notes	2025	2024	2023
Operating activities
Net income (loss)		$712	$(9)	$616
Adjustments for the following non-cash items:
Depreciation	13	2,425	2,010	1,852
Unrealized foreign exchange and financial instrument gain	6	(1,367)	(977)	(492)
Share of loss (earnings) from equity-accounted investments	20	110	88	(186)
Deferred income tax	12	(365)	(31)	(176)
Other non-cash items		(102)	391	(282)
Dividends received from equity-accounted investments	20	159	90	58
		1,572	1,562	1,390
Changes in due to or from related parties		250	44	7
Net change in working capital balances	30	(675)	(332)	468
		1,147	1,274	1,865
Financing activities
Proceeds from medium-term notes	14	307	586	293
Repayment of medium-term notes	14	(291)	—	—
Proceeds from hybrid note	14	184	139	—
Corporate credit facilities, net	14,30	(240)	240	—
Commercial paper, net	14	(236)	248	(65)
Proceeds from non-recourse borrowings	14	15,954	10,667	8,316
Repayment of non-recourse borrowings	14	(10,048)	(8,681)	(6,037)
Capital contributions from participating non-controlling interests – in operating subsidiaries	15	3,125	2,343	2,593
Capital repaid to participating non-controlling interests – in operating subsidiaries	15	(1,397)	(317)	(248)
Issuance of equity instruments, net of related costs	15,16,17	632	145	630
Redemption and repurchase of equity instruments	15,16,17	(34)	(182)	(43)
Distributions paid:
To participating non-controlling interests – in operating subsidiaries, preferred shareholders, preferred limited partners unitholders, and perpetual subordinate notes	15,16,30	(2,933)	(993)	(967)
To unitholders of Brookfield Renewable or BRELP and shareholders of Brookfield Renewable Corporation	15,17,30	(1,140)	(1,061)	(990)
Inflows from related party		6,723	5,955	670
Outflows to related party		(4,188)	(1,440)	(1,556)
		6,418	7,649	2,596
Investing activities
Acquisitions, net of cash and cash equivalents in acquired entity	3	(4,435)	(2,940)	(791)
Investment in equity-accounted investments	20	(175)	(389)	(725)
Investment in property, plant and equipment	13	(6,587)	(3,733)	(2,809)
Proceeds from disposal of assets, net of cash and cash equivalents disposed	4	2,817	1,092	217
Purchase of financial assets	6	(245)	(979)	(644)
Proceeds from financial assets	6	346	183	431
Restricted cash and other		(368)	(34)	(35)
		(8,647)	(6,800)	(4,356)
Cash and cash equivalents
(Decrease) increase		(1,082)	2,123	105
Foreign exchange gain (loss) on cash		121	(95)	38
Net change in cash classified within assets held for sale		(81)	(34)	—
Balance, beginning of year		3,135	1,141	998
Balance, end of year		$2,093	$3,135	$1,141
Supplemental cash flow information:
Interest paid		$2,409	$1,917	$1,353
Interest received		111	109	112
Income taxes paid		176	112	194
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
The immediate parent of Brookfield Renewable is its general partner, Brookfield Renewable Partners Limited (“BRPL”). The ultimate parent of Brookfield Renewable is Brookfield Corporation (“Brookfield Corporation”). Brookfield Corporation and its subsidiaries, other than Brookfield Renewable, and unless the context otherwise requires, includes Brookfield Asset Management Ltd (“Brookfield Asset Management”), are also individually and collectively referred to as “Brookfield” in these financial statements. The term “Brookfield Holders” means Brookfield, Brookfield Wealth Solutions (formerly Brookfield Reinsurance) and their related parties. The term “private fund managed by BAM” means a private fund managed by Brookfield Asset Management and its subsidiaries.
Brookfield Renewable’s consolidated equity interests include the non-voting publicly traded limited partnership units (“LP units”) held by public unitholders and Brookfield Holders, class A exchangeable subordinate voting shares (“BEPC exchangeable shares”) of BEPC held by public shareholders and Brookfield Wealth Solutions, class A.2 exchangeable shares (“class A.2 exchangeable shares”) of Brookfield Renewable Holdings Corporation (“BRHC”) held by Brookfield, redeemable/exchangeable partnership units (“Redeemable/Exchangeable partnership units”) in Brookfield Renewable Energy L.P. (“BRELP”), a holding subsidiary of Brookfield Renewable, held by Brookfield, and general partnership interest (“GP interest”) in BRELP held by Brookfield. Holders of the LP units, Redeemable/Exchangeable partnership units, GP interest, BEPC exchangeable shares, and class A.2 exchangeable shares will be collectively referred to throughout as “Unitholders” unless the context indicates or requires otherwise. LP units, Redeemable/Exchangeable partnership units, GP interest, BEPC exchangeable shares and class A.2 exchangeable shares will be collectively referred to throughout as "Units", or as "per Unit", unless the context indicates or requires otherwise.
Brookfield Renewable is a publicly traded limited partnership established under the laws of Bermuda pursuant to an amended and restated limited partnership agreement dated November 20, 2011 as thereafter amended from time to time.
The registered office of Brookfield Renewable is 73 Front Street, Fifth Floor, Hamilton HM12, Bermuda.

The LP units are traded under the symbol “BEP” on the New York Stock Exchange and under the symbol “BEP.UN” on the Toronto Stock Exchange. Brookfield Renewable's Class A Series 7, Series 13, and Series 18 preferred limited partners’ equity are traded under the symbols “BEP.PR.G”, “BEP.PR.M”, and “BEP.PR.R”, respectively, on the Toronto Stock Exchange. Brookfield Renewable's Class A Series 17 preferred limited partners’ equity is traded under the symbol “BEP.PR.A” on the New York Stock Exchange. The perpetual subordinated notes are traded under the symbol “BEPH”, “BEPI”, and “BEPJ” on the New York Stock Exchange.
The BEPC exchangeable shares are traded under the symbol “BEPC” on the New York Stock Exchange and the Toronto Stock Exchange.

F - 15

1. BASIS OF PREPARATION AND MATERIAL ACCOUNTING POLICY INFORMATION
(a) Statement of compliance
The consolidated financial statements have been prepared in accordance with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”). The accounting policies used in the consolidated financial statements are based on the IFRS applicable as at December 31, 2025, which encompass individual IFRS, International Accounting Standards (“IAS”), and interpretations made by the International Financial Reporting Interpretations Committee (“IFRIC”) and the Standard Interpretations Committee (“SIC”). The policies set out below are consistently applied to all periods presented, unless otherwise noted.
These consolidated financial statements have been authorized for issuance by the Board of Directors of Brookfield Renewable’s general partner, BRPL, on February 27, 2026.
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
Brookfield Renewable has entered into voting agreements with Brookfield, whereby Brookfield Renewable gained control or significant influence of the entities that own certain renewable power generating operations. Brookfield Renewable has also entered into a voting agreement with its consortium partners in respect of both its Colombian operations and Neoen. These voting agreements provide Brookfield Renewable the authority to direct the election of the Boards of Directors of the relevant entities, among other things, and therefore provide Brookfield Renewable with control or significant influence. Accordingly, Brookfield Renewable consolidates the accounts of entities where the voting agreements grant control or significant influence. Refer to Note 29 – Related party transactions for further information.
For entities previously controlled by Brookfield Corporation, the voting agreements entered into do not represent business combinations in accordance with IFRS 3, Business Combinations (“IFRS 3”), as all combining businesses are ultimately controlled by Brookfield Corporation both before and after the transactions were completed.

F - 16

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

F - 17

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
Depreciation on power generating assets is calculated on a straight-line basis over the estimated service lives of the assets, which are as follows:

Estimated service lives
Dams	Up to 115 years
Penstocks	Up to 100 years
Powerhouses	Up to 115 years
Hydroelectric generating units	Up to 115 years
Wind generating units	Up to 35 years
Solar generating units	Up to 35 years
Gas-fired cogenerating (“Cogeneration”) units	Up to 40 years
Battery energy storage systems	Up to 30 years
Other assets	Up to 60 years
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

F - 18

The depreciation of property, plant and equipment in Brazil is based on the duration of the authorization or the useful life of a concession asset. The weighted-average remaining duration at December 31, 2025 is 30 years (2024: 30 years). Since land rights are part of the concession or authorization, this cost is also subject to depreciation.
Any accumulated depreciation at the date of revaluation is eliminated against the gross carrying amount of the asset, and the net amount is applied to the revalued amount of the asset.
Gains on disposal of an item of property, plant and equipment of operating assets are recognized in Other income and related transactions costs are recorded in Other in the consolidated statements of income (loss). The revaluation surplus is reclassified within the respective components of equity and not reclassified to net income when the assets are disposed.
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

F - 19

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
(i) Goodwill
Goodwill represents the excess of the price paid for the acquisition of an entity over the fair value of the net tangible and intangible assets and liabilities acquired. Goodwill is allocated to the cash generating unit or units (“CGU”) to which it relates. Brookfield Renewable identifies CGU as identifiable groups of assets that generate cash inflows that are largely independent of the cash inflows from other assets or groups of assets.
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

F - 20

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

F - 21

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

F - 22

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

F - 23

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
(m) Revenue and expense recognition
The majority of revenue is derived from the sale of power, and power related ancillary services both under contract and in the open market, sourced from Brookfield Renewable’s power generating facilities. The obligations are satisfied over time as the customer simultaneously receives and consumes benefits as Brookfield Renewable delivers electricity and related products. Revenue is recorded based upon the output delivered and capacity provided at rates specified under either contract terms or prevailing market rates. The revenue reflects the consideration Brookfield Renewable expects to be entitled to in exchange for those goods or services. Costs related to the purchases of power or fuel are recorded upon delivery. All other costs are recorded as incurred.
Details of the revenue recognized per geographical region and technology are included in Note 7 – Segmented information.

F - 24

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
Brookfield Renewable also sells power and related products under bundled arrangements. Energy, capacity and renewable credits within power purchase agreements are considered to be distinct performance obligations. A contract’s transaction price is allocated to each distinct performance obligation and recognized as revenue when, or as, the performance obligation is satisfied under IFRS 15. Brookfield Renewable views the sale of energy and capacity as a series of distinct goods that is substantially the same and has the same pattern of transfer measured by the output method. Brookfield Renewable views renewable credits to be performance obligations satisfied at a point in time. During the year ended December 31, 2025, revenues recognized at a point in time corresponding to the sale of renewable credits were $263 million (2024: $323 million and 2023: $250 million). Measurement of satisfaction and transfer of control to the customer of renewable credits in a bundled arrangement coincides with the pattern of revenue recognition of the underlying energy generation.
Revenues recognized that are outside the scope of IFRS 15 include realized gains and losses from derivatives used in the risk management of Brookfield Renewable's generation activities related to commodity prices. From time to time, Brookfield Renewable also enters into commodity contracts to hedge all or a portion of its estimated revenue stream when selling electricity to an independent system operated market and there is no PPA available. These commodity contracts require periodic settlements in which Brookfield Renewable receives a fixed-price based on specified quantities of electricity and pays the counterparty a variable market price based on the same specified quantity of electricity. As these derivatives are accounted for under hedge accounting, the changes in fair value are recorded in revenues in the consolidated statements of income (loss) when they are realized. Financial transactions included in revenues for the year ended December 31, 2025 decreased revenues by $128 million (2024: increased revenues by $94 million and 2023: increased revenues by $119 million).
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

F - 25

Included within current income tax recovery (expense) is the realized value of transferable ITCs and PTCs, where the necessary conditions per the Inflation Reduction Act (“IRA”) have been satisfied for receipt of the credits. ITCs and PTCs retained for own use and meeting the conditions for recognition are recognized as deferred tax assets.
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
(o) Business combinations
The acquisition of a business is accounted for using the acquisition method. The consideration for an acquisition is measured at the aggregate of the fair values, at the date of exchange, of the assets transferred, the liabilities incurred to former owners of the acquired business, and equity instruments issued by the acquirer in exchange for control of the acquired business. The acquired business’ identifiable assets, liabilities and contingent liabilities that meet the conditions for recognition under IFRS 3, are recognized at their fair values at the acquisition date, except for income taxes which are measured in accordance with IAS 12, share-based payments which are measured in accordance with IFRS 2 – Share-based payment, liabilities and contingent liabilities which are measured under IAS 37 - Provisions, contingent liabilities and contingent assets or IFRIC 21 - Levies and non-current assets that are classified as held-for-sale which are measured at fair value less costs to sell in accordance with IFRS 5 – Non-current assets held for sale and discontinued operations. On an acquisition-by-acquisition basis, Brookfield Renewable elects whether to measure the non-controlling interests in the acquiree at fair value or at the proportionate share of the acquiree’s identifiable net assets.
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

F - 26

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

F - 27

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
(ii) Financial instruments
Brookfield Renewable makes estimates and assumptions that affect the carrying value of its financial instruments, including estimates and assumptions about future electricity prices, contractual volumes, expected long-term average generation, capacity prices, discount rates, the timing of energy delivery and the elements affecting fair value of tax equity financings. Non-financial instruments are valued using estimates of future electricity prices which are estimated by considering broker quotes for the years in which there is a liquid market and for the subsequent years Brookfield Renewable’s best estimate of electricity prices that would allow new entrants into the market. This valuation technique approximates the net present value of future cash flows. For certain financial instruments,

F - 28

Brookfield Renewable applies an income approach, utilizing inputs derived from board-approved business plans and applying valuation techniques consistent with IFRS to determine the fair value of its interest in the underlying entity.
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
Brookfield Renewable uses the following critical assumptions and estimates for the value-in-use method: the circumstances that gave rise to the goodwill, timing and amount of future cash flows expected from the CGUs; discount rates; terminal capitalization rates; terminal valuation dates forecasted development MWs per annum, and future leverage assumptions for the platforms.
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

F - 29

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
Brookfield Renewable’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth by the years 2030 to 2035 in North America, 2030 in Colombia, and 2029 in Brazil. The year of new entry is viewed as the point when generators must build additional capacity to maintain system reliability and provide an adequate level of reserve generation with the retirement of older coal-fired plants and rising environmental compliance costs in North America and Europe, and overall increasing demand in Colombia and Brazil. Brookfield Renewable has based its long term energy views for existing assets on a discount to price required to incentivize new build generation, considering the expected technology profile of the relevant region.
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
(t) Future changes in accounting policies
IFRS 18 - Presentation and Disclosure in Financial Statements (“IFRS 18”)
In April 2024, the IASB issued IFRS 18, Presentation and Disclosure of Financial Statements. IFRS 18 is effective for periods beginning on or after January 1, 2027, with early adoption permitted. IFRS 18 is expected to improve the quality of financial reporting by requiring defined subtotals in the statement of profit or loss, requiring disclosure about management-defined performance measures, and adding new principles for aggregation and disaggregation of information. Brookfield Renewable is currently assessing the impact of this standard on its presentation and disclosures.
Amendments to IFRS 9 - Financial Instruments (“IFRS 9”) and IFRS 7 - Financial Instruments: Disclosures (“IFRS 7”) - Classification and Measurement of Financial Instruments
The amendments clarify the requirements for the timing of recognition and derecognition of financial liabilities settled through an electronic cash transfer system, add further guidance for assessing the contractual cash flow characteristics of financial assets with contingent features, and adds new or amended disclosures relating to investments in equity instruments designated at Fair Value through Other Comprehensive Income “FVOCI” and financial instruments with contingent features. The amendments to IFRS 9 and IFRS 7 apply to annual reporting periods beginning on or after January 1, 2026. Brookfield Renewable has assessed the impact of these amendments and have noted no material impact.
Amendments to IFRS 9 - Financial Instruments (“IFRS 9”) and IFRS 7 - Financial Instruments: Disclosures (“IFRS 7”) - Contracts Referencing Nature-Dependent Electricity
The amendments apply only to contracts referencing nature-dependent electricity and clarify the application of the “own-use” requirements, the use of hedge accounting, and adds new disclosure requirements around the effect of these contracts on the partnership’s financial performance and cash flows. The amendments to IFRS 9 and IFRS 7 apply to annual reporting periods beginning on or after January 1, 2026. Brookfield Renewable has assessed the impacts of these amendments and have noted no material impact.
There are currently no other future changes to IFRS Accounting Standards with a potential material impact on Brookfield Renewable.

F - 31

2. PRINCIPAL SUBSIDIARIES
The following table lists the subsidiaries of Brookfield Renewable which significantly affect its financial position and results of operations as at December 31, 2025:

	Jurisdiction of Incorporation or Organization	Percentage of voting securities owned or controlled (%)
BP Brazil US Subco LLC	Delaware	100
Brookfield BRP Canada Corp.	Ontario	100
Brookfield BRP Europe Holdings (Bermuda) Limited	Bermuda	100
Brookfield Power US Holding America Co.	Delaware	100
Isagen S.A. E.S.P.(1)	Colombia	99.7
TerraForm Power Parent, LLC(1)	Delaware	100
Neoen S.A.S.(1)	France	100
Geronimo Power Holdings, LLC(1)	Delaware	100
(1)Voting control held, in whole or in part, through voting agreements with Brookfield and co-investors.
3. ACQUISITIONS
The following investments were accounted for using the acquisition method by Brookfield Renewable, and the results of operations have been included in the audited annual consolidated financial statements since the date of acquisition.
Geronimo Power
On May 29, 2025, Brookfield Renewable, together with its institutional partners, completed the acquisition of a 100% interest in a fully integrated developer and operator of renewable power assets in the U.S. for $1.4 billion ($299 million net to Brookfield Renewable). The total transaction costs related to the acquisition are $10 million and have been classified under Other in the consolidated statements of income (loss).
The preliminary purchase price allocations, at fair value, as at December 31, 2025, with respect to the acquisitions are as follows:

(MILLIONS)	Geronimo Power
Cash and cash equivalents	$84
Trade receivables and other current assets	5
Property, plant and equipment, at fair value	527
Financial instrument assets(1)	112
Equity-accounted investments	919
Due from related parties	507
Other long-term assets	136
Accounts payable and accrued liabilities	(220)
Financial instrument liabilities(1)	(36)
Non-recourse borrowings(1)	(676)
Provisions	(19)
Other long-term liabilities	(1)
Fair value of net assets acquired	1,338
Goodwill	71
Purchase price	$1,409
(1)Includes both current and non-current balances.

F - 32

The following investments were accounted for using the equity method as Brookfield Renewable has significant influence through its position in the business, and the results of operations have been included in the audited annual consolidated financial statements since the date of investment.
Colombian Solar Partnership
On August 6, 2025, Isagen invested COP544 billion ($135 million) (COP125 billion ($30 million) net to Brookfield Renewable) into a utility-scale solar asset through a strategic partnership formed with a renewable energy operator and developer in South America. Brookfield Renewable, together with its institutional partners holds an interest of approximately 50% in the project (19% net to Brookfield Renewable).
Completed in 2024
The following investments were accounted for using the acquisition method by Brookfield Renewable, and the results of operations have been included in the audited annual consolidated financial statements since the date of acquisition.
Neoen
In December 2024, Brookfield Renewable, together with its institutional partners, completed the acquisition of a 53% controlling stake in Neoen, a leading global renewables developer headquartered in France for proceeds of €3.2 billion ($3.4 billion) (expected €258 million ($269 million) net to Brookfield Renewable) (the “Initial Investment”). Neoen has 8 GW of operating and in construction renewable power and energy storage assets, as well as a 20 GW development pipeline. Following the closing of the Initial Investment, the consortium was required to conduct a mandatory cash tender offer (“MTO”) for the remaining shares and convertible bonds of Neoen at the same price per share paid for its 53% controlling interest.
In January 2025, Brookfield Renewable, together with its institutional partners acquired an incremental 21,214,001 shares and 1,103,895 convertible bonds of Neoen on the open market during the pre-offer period, for €901 million ($926 million) (expected €72 million ($74 million) net to Brookfield Renewable). After giving effect to the pre-offer period purchases, Brookfield Renewable, together with its institutional partners held an approximate 67% interest.
In March 2025, Brookfield Renewable, together with its institutional partners closed the MTO, pursuant to which a total of 46,084,401 shares and 2,578,731 convertible bonds of Neoen were acquired for €2.3 billion ($2.4 billion) (expected €182 million ($194 million) net to Brookfield Renewable). After giving effect to the MTO, Brookfield Renewable, together with its institutional partners held an approximate 98% interest as at March 31, 2025.
In April 2025, Brookfield Renewable, together with its institutional partners, completed a squeeze-out procedure to acquire the Neoen shares not tendered in the offer resulting in the delisting of Neoen on the Euronext Paris. After giving effect to the squeeze-out procedure, Brookfield Renewable, together with its institutional partners hold a 100% interest in the business.
Total transaction costs pertaining to the acquisition, including stamp duties from achieving prescribed ownership thresholds in certain jurisdictions Neoen operates, have totaled $135 million of which $125 million were incurred during 2025. These costs have been recognized in Other in the consolidated statements of income (loss).
During the fourth quarter of 2025, the purchase price allocation was finalized. The effect of the purchase price allocation finalization and final purchase price allocation, at fair value as at December 31, 2024 is as follows:

F - 33

(MILLIONS)	Neoen preliminary purchase price allocation	Purchase price allocation adjustments	Neoen finalized purchase price allocation
Cash and cash equivalents	$544	$31	$575
Trade receivables and other current assets	341	(28)	313
Assets held for sale	861	7	868
Property, plant and equipment, at fair value	7,185	(186)	6,999
Deferred income tax assets	60	(13)	47
Financial instrument assets(1)	345	14	359
Equity-accounted investments	8	13	21
Other non-current assets	68	27	95
Accounts payable and accrued liabilities	(367)	2	(365)
Current portion of non-recourse borrowings	(955)	(33)	(988)
Liabilities directly associated with assets held for sale	(340)	(29)	(369)
Financial instrument liabilities(1)	(101)	(115)	(216)
Non-recourse borrowings	(3,656)	(37)	(3,693)
Deferred income tax liabilities	(423)	95	(328)
Provisions(1)	(156)	(28)	(184)
Other long-term liabilities	(499)	1	(498)
Fair value of net assets acquired	$2,915	$(279)	$2,636
Non-controlling interests	(3,005)	(54)	(3,059)
Goodwill	3,531	266	3,797
Purchase price	$3,441	$(67)	$3,374
(1)Includes both current and non-current balances
Indian Wind Portfolio
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
South Korean Distributed Generation Portfolio
On July 22, 2024, Brookfield Renewable, together with its institutional partners, completed the acquisition of a fully integrated distributed generation focused renewable platform in South Korea, with 103 MW of operating and under construction assets and 2.2 GW development pipeline for KRW23 billion ($17 million) upfront and deferred consideration of KRW2 billion ($2 million) (expected KRW5 billion ($4 million) net to Brookfield Renewable). The total transaction costs related to the acquisition were $4 million and have been classified under Other in the consolidated statement of income (loss). If the acquisition had taken place at the beginning of the year, the revenue from the South Korea Distributed Generation Portfolio would have been $17 million for the year ended December 31, 2024.

F - 34

The final purchase price allocations, at fair value, as at December 31, 2024, with respect to the business combinations are as follows:

(MILLIONS)	India Wind Portfolio(1)	South Korea Distributed Generation Portfolio(1)	Total
Cash and cash equivalents	$3	$6	$9
Restricted cash	—	—	—
Trade receivables and other current assets	18	7	25
Assets held for sale	—	—	—
Property, plant and equipment, at fair value	154	100	254
Deferred income tax assets	—	—	—
Financial instrument assets(2)	—	—	—
Equity-accounted investments	—	—	—
Other non-current assets	1	—	1
Accounts payable and accrued liabilities	(3)	(10)	(13)
Current portion of non-recourse borrowings	(13)	(1)	(14)
Liabilities directly associated with assets held for sale	—	—	—
Financial instrument liabilities(2)	—	—	—
Non-recourse borrowings	(28)	(83)	(111)
Deferred income tax liabilities	(13)	(1)	(14)
Provisions(2)	—	—	—
Other long-term liabilities	(1)	—	(1)
Fair value of net assets acquired	118	18	136
Non-controlling interests	(7)	(3)	(10)
Goodwill	21	4	25
Purchase price	$132	$19	$151
(1)During the year ended December 31, 2025 the purchase price allocation was finalized with no material changes from the purchase price allocation as at December 31, 2024 as disclosed in the 2024 annual report.
(2)Includes both current and non-current balances.

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

China Wind Portfolio
In November 2024, Brookfield Renewable, together with its institutional partners, invested $53 million ($11 million net to Brookfield Renewable) to acquire a 49% interest in a joint venture with a 600 MW wind portfolio.
U.K. Distributed Generation Portfolio
In November 2024, Brookfield Renewable, together with its institutional partners, alongside a third party, acquired 100% of a leading U.K. based distributed generation developer with 200 MW operating assets and a 450 MW development pipeline for £126 million ($160 million) (£25 million ($32 million) net to Brookfield Renewable).

F - 35

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
Brazilian Wind Portfolio
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
Brazilian Distributed Generation
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
U.S. Renewables Portfolio
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

F - 36

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
Indian Renewable Portfolio
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
Brazilian Wind Portfolio
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

F - 37

The final purchase price allocations, at fair value, as at December 31, 2023, with respect to the business combinations are as follows:

(MILLIONS)	Brazil Wind Portfolio	U.S. Renewable Portfolio(1)	India Renewable Portfolio(2)	Brazil Wind Portfolio	U.K. Wind Portfolio(3)	Total
Cash and cash equivalents	$10	$88	$27	$1	$60	$186
Restricted cash	—	111	32	—	1	144
Trade receivables and other current assets	9	127	69	4	26	235
Property, plant and equipment	130	4,005	823	40	868	5,866
Deferred tax assets	—	—	22	—	—	22
Financial instruments assets(4)	—	38	—	—	8	46
Other non-current assets	—	54	5	—	—	59
Accounts payable and accrued liabilities	19	54	36	5	—	114
Current portion of non-recourse borrowings	(22)	(88)	(62)	(2)	(13)	(187)
Liabilities directly associated with assets held for sale(4)	(4)	(187)	(35)	(2)	(61)	(289)
Financial instruments liabilities(5)	—	(1,036)	—	—	(65)	(1,101)
Non-recourse borrowings	(45)	(902)	(581)	(17)	(236)	(1,781)
Deferred income tax liabilities	—	(37)	(37)	—	(119)	(193)
Provisions	(2)	(247)	—	—	(6)	(255)
Other long-term liabilities	—	(130)	(19)	(6)	(58)	(213)
Fair value of net assets acquired	95	1,850	280	23	405	2,653
Non-controlling interests	—	(315)	(37)	—	(34)	(386)
Goodwill	—	—	204	—	254	458
Total fair value of net assets acquired including goodwill, net of non-controlling interests	$95	$1,535	$447	$23	$625	$2,725
(1)During the year ended December 31, 2024, Brookfield Renewable recorded a purchase price allocation adjustment of $118 million primarily to Property, plant and equipment, equity accounted investments, deferred income tax liabilities, provisions and non-controlling interests, non-recourse borrowings, financial instruments liabilities.
(2)During the year ended December 31, 2024, Brookfield Renewable recorded a purchase price allocation adjustment of $34 million primarily to Property, plant and equipment, Equity accounted investments, Other non-current assets, Deferred income tax liabilities and Goodwill.
(3)During the year ended December 31, 2024, Brookfield Renewable recorded a purchase price allocation adjustment of $127 million primarily to Property, plant and equipment, Deferred income tax liabilities and Goodwill.
(4)Includes both current and non-current balances.

The following investments were accounted for using the equity method as Brookfield Renewable has significant influence through its position in the business, and the results of operations have been included in the audited annual consolidated financial statements since the date of investment.

Indian Sustainable Agricultural Solutions
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

F - 38

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
4. DISPOSAL OF ASSETS
China Distributed Generation Joint Venture
On January 15, 2025, Brookfield Renewable, together with its institutional partners, completed an in-kind distribution of approximately 1,020 MW of distributed generation assets from its joint venture in China. Approximately 480 MW was distributed to the joint venture partner, resulting in a decrease to our equity-accounted investment and approximately 540 MW was distributed to Brookfield Renewable and accounted for as an asset acquisition (Refer to Note 13 - Property, plant and equipment for more details). The dissolution of the joint venture is expected to occur during 2026.
Indian Renewables Portfolio
On February 28, 2025 and April 23, 2025, Brookfield Renewable, together with its institutional partners, completed the sale of a 1,004 MW portfolio of wind and solar assets in India for proceeds of approximately INR16.5 billion ($188 million) (INR4.6 billion ($52 million) net to Brookfield Renewable). As a result of the disposition, Brookfield Renewable derecognized $566 million of total assets and $378 million of total liabilities from the consolidated statements of financial position. As a result of the disposition, accumulated other comprehensive income on foreign currency translation of $20 million ($6 million net to Brookfield Renewable) was reclassified from accumulated other comprehensive income directly to Other in the consolidated statements of income (loss). Transaction costs and taxes of $8 million ($2 million net to Brookfield Renewable) have been recognized within Other in the consolidated statements of income (loss). The post-tax accumulated revaluation surplus of $117 million ($33 million net to Brookfield Renewable) was reclassified from accumulated other comprehensive income directly to equity and presented as a Disposal item in the consolidated statements of changes in equity.
European Pumped Storage Portfolio
On March 25, 2025, Brookfield Renewable, together with its institutional partners, completed the sale of a 25% interest in a 2.2 GW pumped storage facility in Europe for proceeds of approximately £280 million ($361 million) (£80 million ($105 million) net to Brookfield Renewable). As a result of the disposition, Brookfield Renewable derecognized $604 million of total assets and $317 million of total liabilities from the consolidated statements of financial position. This resulted in a gain on disposition of $73 million ($22 million net to Brookfield Renewable) recognized within Other income in the consolidated statements of income (loss). Accumulated other comprehensive income on foreign currency translation of $16 million ($5 million net to Brookfield Renewable) was reclassified from accumulated other comprehensive income directly to Other income in the consolidated statements of income (loss). As a result of the disposition, the post-tax accumulated revaluation surplus of $187 million ($53 million net to Brookfield Renewable) was reclassified from accumulated other comprehensive income directly to equity and presented as a Disposal item in the consolidated statements of changes in equity.

F - 39

U.S. Wind Portfolio
On June 4, 2025, Brookfield Renewable, together with its institutional partners, completed the sale of a 25% interest in an 845 MW portfolio of wind assets in the United States for proceeds of approximately $206 million ($52 million net to Brookfield Renewable). Upon completion of the sale, Brookfield Renewable no longer exercises control over this investment. As a result of the disposition, Brookfield Renewable derecognized $2.0 billion of total assets and $1.2 billion of total liabilities from the consolidated statements of financial position and recognized its remaining interest at fair value as an equity-accounted investment. This resulted in a loss on disposition, net of transaction costs and ticking fee proceeds, of $8 million ($1 million net to Brookfield Renewable) recognized within Other in the consolidated statements of income (loss). As a result of the disposition, the post-tax accumulated revaluation surplus of $95 million ($24 million net to Brookfield Renewable) was reclassified from accumulated other comprehensive income directly to equity and presented as a Disposal item in the consolidated statements of changes in equity.
Australian Renewables Portfolio
On August 1, 2025, Brookfield Renewable, together with its institutional partners, completed the sale of a 650 MW portfolio of operating and under construction wind, solar and battery projects in Australia for proceeds of approximately A$830 million ($533 million) (A$76 million ($49 million) net to Brookfield Renewable). The portfolio was subject to a pre-existing sale and purchase agreement that was entered into prior to Brookfield Renewable acquiring Neoen. As a result of the disposition, Brookfield Renewable derecognized $760 million of total assets and $227 million of total liabilities from the consolidated statements of financial position. Accumulated other comprehensive income on foreign currency translation of $39 million ($4 million net to Brookfield Renewable) was reclassified from accumulated other comprehensive income directly to Foreign exchange and financial instruments gain (loss) in the consolidated statements of income (loss).
Indian Renewables Platform
On August 14, 2025, Brookfield Renewable, together with its institutional partners, reconstituted the board of directors of a renewable operating and development platform in India, resulting in Brookfield Renewable no longer exercising control over this platform. The reconstitution of the board of directors was undertaken to facilitate a proposed initial public offering of equity shares by the platform. Brookfield Renewable, together with its institutional partners, have invested $266 million into the platform since its initial investment, acquiring an approximate 48% interest. Following the sale of its 6% interest and the loss of control, Brookfield Renewable derecognized $2,086 million of total assets and $1,423 million of total liabilities and recognized $470 million as the fair value of its remaining 42% the interest in the platform as an equity-accounted investment on the consolidated statements of financial position. As a result, a gain of $217 million was recognized in Other income on the consolidated statement of income (loss). Brookfield Renewable’s post tax portion of the accumulated revaluation surplus of $100 million ($8 million net to Brookfield Renewable) was reclassified from accumulated other comprehensive income directly to equity and presented as a Disposal in the consolidated statements of changes in equity. The accumulated other comprehensive loss of $88 million ($8 million net to Brookfield Renewable) relating to a non-cash mark-to-market loss on power purchase agreements accounted for in accordance with IFRS 9 and foreign currency translation was reclassified to Foreign exchange and financial instruments gain (loss) in the consolidated statement of income (loss).
Australian Wind Portfolio
On November 14, 2025, Brookfield Renewable, together with its institutional partners, completed the sale of a 315 MW portfolio of wind projects in Australia for proceeds of approximately A$258 million ($172 million) (A$24 million ($16 million) net to Brookfield Renewable). As a result of the disposition, Brookfield Renewable derecognized $580 million of total assets and $421 million of total liabilities from the consolidated statements of financial position. This resulted in a gain on disposition of $52 million ($5 million net to Brookfield Renewable) recognized within Other income in the consolidated statements of income (loss). As a result of the disposition, the post-tax accumulated revaluation surplus of $86 million ($8 million net to Brookfield Renewable) was reclassified from accumulated other comprehensive income directly to equity and presented as a Disposal item in the consolidated statements of changes in equity. Accumulated other comprehensive income on foreign currency translation of $6 million ($1 million net to Brookfield Renewable) was reclassified from accumulated other comprehensive income directly to Foreign exchange and financial instruments gain (loss) in the consolidated statements of income (loss).

F - 40

Multi-National Distributed Generation Business
On December 18, 2025, Brookfield Renewable, together with its institutional partners, completed the sale of 50% interest in a 200 MW multi-national distributed generation development business. Proceeds of approximately €59 million ($69 million) (€12 million ($14 million) net to Brookfield Renewable) from the transaction were applied directly toward the acquisition consideration of a portfolio of 200 MW operating distributed generation assets in Spain. Refer to Note 5 - Assets held for sale and Note 13 - Property, plant and equipment, at fair value for more details. As a result of the disposition, Brookfield Renewable derecognized $67 million of total assets from the consolidated statements of financial position. The post-tax accumulated revaluation surplus of $17 million ($3 million net to Brookfield Renewable) was reclassified from accumulated other comprehensive income directly to equity and presented as a Disposal item in the consolidated statements of changes in equity.
French Renewables Portfolio
On December 23, 2025, Brookfield Renewable, together with its institutional partners, completed the sale of a 760 MW portfolio of wind and solar assets in France for proceeds of approximately €234 million ($273 million) (€21 million ($24 million) net to Brookfield Renewable). As a result of the disposition, Brookfield Renewable derecognized $1.3 billion of total assets and $983 million of total liabilities from the consolidated statements of financial position. Accumulated other comprehensive gain on foreign currency translation of $27 million ($2 million net to Brookfield Renewable) was reclassified from accumulated other comprehensive income directly to Foreign exchange and financial instruments gain (loss) in the consolidated statements of income (loss). The post-tax accumulated revaluation surplus of $59 million ($5 million net to Brookfield Renewable) was reclassified from accumulated other comprehensive income directly to equity and presented as a Disposal item in the consolidated statements of changes in equity.
U.S. Distributed Generation Portfolio
On December 30, 2025, Brookfield Renewable, together with its institutional partners, completed the sale of a 100% interest in a 1.5 GW portfolio of operating distributed generation assets and a 47% interest in a 2.3 GW distributed generation development platform in the United States for proceeds, net of transaction costs, of approximately $1.4 billion ($537 million net to Brookfield Renewable). As a result of the disposition, Brookfield Renewable derecognized $4,188 million of total assets and $2,561 million of total liabilities from the consolidated statements of financial position and recognized the fair value of its remaining 53% interest in the development platform as an equity-accounted investment on the consolidated statements of financial position. Refer to Note 20 - Equity-accounted investments for more details. This resulted in a gain on disposition of $267 million ($67 million net to Brookfield Renewable) recognized within Other income in the consolidated statements of income (loss). The post-tax portion of the accumulated revaluation surplus of $298 million ($104 million net to Brookfield Renewable) was reclassified from accumulated other comprehensive income directly to equity and presented as a Disposal item in the consolidated statements of changes in equity.

F - 41

Summarized financial information relating to the disposals are shown below:

(MILLIONS)	Proceeds, net of transaction costs	Carrying value assets disposed	Carrying value of liabilities disposed	Gain (loss) on disposal(1)	Post tax accumulated revaluation surplus	Net to Brookfield Renewable gain (loss) on disposal	Net to Brookfield Renewable post tax accumulated revaluation surplus
Indian Renewables Portfolio	$183	$566	$378	$20	$117	$6	$33
European Pumped Storage Portfolio	350	604	317	89	187	27	53
U.S. Wind Portfolio	195	2,000	1,200	(8)	95	(1)	24
Australian Renewables Portfolio	527	760	227	39	—	4	—
Indian Renewables Platform	—	2,086	1,423	129	100	11	8
Australian Wind Portfolio	172	580	421	58	86	9	8
French Renewables Portfolio	269	1,300	983	27	59	2	5
U.S. Distributed Generation Portfolio	1,400	4,188	2,561	267	298	67	104
Total	$3,096	$12,084	$7,510	$621	$942	$125	$235
(1)Includes amounts reclassified from accumulated other comprehensive income (loss) directly to the consolidated statements of income (loss).

F - 42

5. ASSETS HELD FOR SALE
As at December 31, 2025, assets held for sale includes the following:
Indian Solar Asset
During the first quarter of 2025, a 633 MW under construction solar asset in India that was subject to a sale agreement for proceeds of approximately INR10.6 billion ($120 million) (INR2.7 billion ($30 million) net to Brookfield Renewable) met the classification criteria under IFRS 5, Non-current Assets Held for Sale and Discontinued Operations. As at December 31, 2025, this asset had post-tax accumulated revaluation surplus of $40 million ($10 million net to Brookfield Renewable) that would be reclassified to equity upon disposition.
U.S. Hydroelectric Portfolio
During the third quarter of 2025, Brookfield Renewable, together with its institutional partners, agreed to the sale of a 45 MW portfolio of operating hydroelectric assets in the United States for proceeds of approximately $125 million ($51 million net to Brookfield Renewable). As at December 31, 2025, these assets had post-tax accumulated revaluation surplus of $64 million ($24 million net to Brookfield Renewable) that would be reclassified to equity upon disposition.
U.S. Solar Portfolio
During the fourth quarter of 2025, Brookfield Renewable, together with its institutional partners, agreed to the sale of an 833 MW portfolio of operating solar assets in the United States for proceeds of approximately $412 million ($115 million net to Brookfield Renewable). As at December 31, 2025, these assets had post-tax accumulated revaluation surplus of $184 million ($46 million net to Brookfield Renewable) that would be reclassified to equity upon disposition.
Spanish Distributed Generation Portfolio
During the fourth quarter of 2025, Brookfield Renewable, together with its institutional partners, agreed to contribute its 100% interest in a 200 MW portfolio of distributed generation assets in Spain with a fair value of approximately €116 million ($136 million), equivalent to the consideration paid, into a U.K. distributed generation joint venture for an additional 16% interest.
U.S. Renewables Portfolio
Subsequent to year-end, Brookfield Renewable, together with its institutional partners, agreed to the sale of a 2.3 GW portfolio of operating wind and solar assets in the U.S. for proceeds of approximately $1.3 billion ($316 million net to Brookfield Renewable). As at December 31, 2025, these assets had a post-tax accumulated revaluation surplus of $87 million ($20 million net to Brookfield Renewable).
U.K. Wind Portfolio
Subsequent to year-end, Brookfield Renewable, together with its institutional partners, completed the sale of a 73 MW portfolio of operating wind assets in the U.K. for proceeds of approximately £61 million ($82 million) (£16 million ($21 million) net to Brookfield Renewable). As at December 31, 2025, these assets had a post-tax accumulated revaluation surplus of $15 million ($4 million net to Brookfield Renewable).

F - 43

The following is a summary of the major items of assets and liabilities classified as held for sale as at December 31:

(MILLIONS)	U.S. Solar Portfolio	Spanish Distributed Generation Portfolio	U.S. Renewable Portfolio	Other	2025	2024
Assets
Cash and cash equivalents	$—	$23	$50	$6	$79	$48
Restricted cash	34	—	51	3	88	14
Trade receivables and other current assets	22	31	23	18	94	51
Financial instrument assets	4	—	155	1	160	37
Equity-accounted investments	—	—	—	—	—	421
Property, plant and equipment, at fair value	880	236	3,883	583	5,582	1,343
Deferred income tax assets	—	—	—	—	—	9
Other long-term assets	—	108	31	—	139	126
Assets held for sale	$940	$398	$4,193	$611	$6,142	$2,049
Liabilities
Current liabilities	$5	$19	$68	$7	$99	$57
Non-recourse borrowings	398	181	1,548	232	2,359	797
Financial instrument liabilities	2	—	1,091	2	1,095	3
Deferred income tax liabilities	—	20	—	53	73	131
Provisions	84	—	116	3	203	10
Other long-term liabilities	55	—	118	19	192	38
Liabilities directly associated with assets held for sale	$544	$220	$2,941	$316	$4,021	$1,036
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

F - 44

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
Impact of a 5% change in the market price of electricity, on outstanding energy derivative contracts and IFRS 9 PPAs, for the year ended December 31:

	Effect on net income(1)			Effect on OCI(1)
(MILLIONS)	2025	2024	2023	2025	2024	2023
5% increase	$(67)	$(41)	$(62)	$(170)	$(176)	$(23)
5% decrease	67	47	62	170	176	23
(1)Amounts represent the potential annual net pretax impact.
(ii)Foreign currency risk
Foreign currency risk is defined for these purposes as the risk that the fair value of a financial instrument held by Brookfield Renewable will fluctuate because of changes in foreign currency rates.
Brookfield Renewable has exposure to the Canadian dollar, euro, Brazilian real, Colombian peso, British pound sterling, Indian rupee, Chinese yuan and Polish złoty through its investments in foreign operations. Consequently, fluctuations in the U.S. dollar exchange rate against these currencies increase the volatility of net income and other comprehensive income. Brookfield Renewable holds foreign currency contracts primarily to mitigate this exposure.
The table below summarizes the impact to Brookfield Renewable’s financial instruments of changes in the exchange rate as at December 31. The impact is expressed in terms of the effect on income and OCI. The sensitivities are based on the assumption that the currency exchange rate changes by five percent with all other variables held constant.
Impact of a 5% change in U.S. dollar exchange rates, on outstanding foreign exchange swaps, for the year ended December 31:

	Effect on net income(1)			Effect on OCI(1)
(MILLIONS)	2025	2024	2023	2025	2024	2023
5% increase	$142	$177	$29	$293	$327	$307
5% decrease	(142)	(177)	(29)	(293)	(327)	(307)
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
Brookfield Renewable will enter into interest rate swaps designed to minimize the exposure to interest rate fluctuations on its variable-rate debt. Fluctuations in interest rates could impact Brookfield Renewable’s cash flows, primarily with respect to the interest payable against Brookfield Renewable’s variable rate debt, which is limited to

F - 45

certain non-recourse borrowings with a total principal value of $19,080 million (2024: $12,679 million). Of this principal value, $7,736 million (2024: $3,985 million) has been fixed through the use of interest rate contracts. The fair values of the recognized asset and liability for the interest rate swaps were calculated using a valuation model with observable interest rates.
The table below summarizes the impact of changes in the interest rate as at December 31. The impact is expressed in terms of the effect on income and OCI. The sensitivities are based on the assumption that the interest rate changes by 1% with all other variables held constant.
Impact of a 1% change in interest rates, on outstanding interest rate swaps, variable-rate debt and tax equity, for the year ended December 31:

	Effect on net income(1)			Effect on OCI(1)
(MILLIONS)	2025	2024	2023	2025	2024	2023
1% increase	$81	$251	$(129)	$210	$138	$148
1% decrease	(101)	(292)	130	(220)	(150)	(156)
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
The maximum credit exposure at December 31 was as follows:

(MILLIONS)	2025	2024
Trade receivables and other short-term receivables	$1,583	$1,141
Long-term receivables	495	396
Financial instrument assets(1)	867	823
Due from related parties(1)	956	881
Contract asset(1)	283	315
	$4,184	$3,556
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

F - 46

CASH OBLIGATIONS
The table below classifies the cash obligations related to Brookfield Renewable’s liabilities into relevant maturity groupings based on the remaining period from the statement of financial position dates to the contractual maturity date.

AS AT DECEMBER 31, 2025 (MILLIONS)	< 1 year	1-5 years	> 5 years	Total
Accounts payable and accrued liabilities	$2,246	$—	$—	$2,246
Financial instrument liabilities(1)	484	755	1,067	2,306
Due to related parties	7,071	693	—	7,764
Lease liabilities(1)	53	178	674	905
Corporate borrowings(1)	—	1,056	2,459	3,515
Non-recourse borrowings(1)	7,384	13,682	10,489	31,555
Interest payable on borrowings(2)	1,869	5,417	7,501	14,787
Total	$19,107	$21,781	$22,190	$63,078

AS AT DECEMBER 31, 2024 (MILLIONS)	< 1 year	1-5 years	> 5 years	Total
Accounts payable and accrued liabilities	$2,104	$—	$—	$2,104
Financial instrument liabilities(1)	317	822	1,815	2,954
Due to related parties	4,855	592	—	5,447
Lease liabilities(1)	49	221	888	1,158
Corporate borrowings(1)	278	678	2,191	3,147
Non-recourse borrowings(1)	5,005	12,997	12,902	30,904
Interest payable on borrowings(2)	1,785	5,214	5,766	12,765
Total	$14,393	$20,524	$23,562	$58,479
(1)Includes both the current and long-term amounts.
(2)Represents aggregate expected interest payable over the entire term of the obligations, if held to maturity. Variable rate interest payments have been calculated based on estimated interest rates.
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

F - 47

The following table presents Brookfield Renewable's assets and liabilities including energy derivative contracts, IFRS 9 PPAs, interest rate swaps, foreign exchange swaps and tax equity measured and disclosed at fair value classified by the fair value hierarchy:

(MILLIONS)	Level 1	Level 2	Level 3	2025	2024
Assets measured at fair value:
Cash and cash equivalents	$2,093	$—	$—	$2,093	$3,135
Restricted cash(1)	368	—	—	368	463
Financial instrument assets(1)
IFRS 9 PPAs	—	—	452	452	170
Energy derivative contracts	—	111	—	111	71
Interest rate swaps	—	267	—	267	393
Foreign exchange swaps	—	37	—	37	189
Tax equity	—	—	120	120	94
Investments in debt and equity securities(2)	—	44	3,380	3,424	1,939
Property, plant and equipment	—	—	70,456	70,456	73,475
Liabilities measured at fair value:
Financial instrument liabilities(1)
IFRS 9 PPAs	—	(34)	(754)	(788)	(1,025)
Energy derivative contracts	—	(154)	—	(154)	(109)
Interest rate swaps	—	(131)	—	(131)	(109)
Foreign exchange swaps	—	(427)	—	(427)	(58)
Tax equity	—	—	(968)	(968)	(2,125)
Contingent consideration(3)	—	—	(96)	(96)	(61)
Liabilities for which fair value is disclosed:
Corporate borrowings(1)	(3,492)	(194)	—	(3,686)	(3,801)
Non-recourse borrowings(1)(4)	(2,009)	(29,531)	—	(31,540)	(30,662)
Total	$(3,040)	$(30,012)	$72,590	$39,538	$41,979
(1)Includes both the current amount and long-term amount.
(2)Excludes $341 million (2024: $566 million) of investments in debt securities measured at amortized cost
(3)Amount relates to business combinations and asset acquisitions completed between 2022 and 2025 with obligations lapsing from 2026 to 2027.
(4)During the year ended December 31, 2025, $182 million (2024: nil) was transferred from Level 2 to Level 1.

F - 48

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

	Financial Instruments Assets					Financial Instruments Liabilities
		Instruments not designated as hedges					Instruments not designated as hedges
(MILLIONS)	Instruments designated as hedges	Fair value through profit & loss	Fair value through OCI	Amortized cost	Total	Instruments designated as hedges	Fair value through profit & loss	Total	Net Assets (Liabilities)
IFRS 9 PPAs	$25	$145	$—	$—	$170	$(850)	$(175)	$(1,025)	$(855)
Energy derivative contracts	3	68	—	—	71	(4)	(105)	(109)	(38)
Interest rate swaps	164	229	—	—	393	(15)	(94)	(109)	284
Foreign exchange swaps	116	73	—	—	189	(49)	(9)	(58)	131
Investments in debt and equity securities	—	1,802	137	566	2,505	—	—	—	2,505
Tax equity	—	94	—	—	94	—	(2,125)	(2,125)	(2,031)
Balance, as at December 31, 2024	$308	$2,411	$137	$566	$3,422	$(918)	$(2,508)	$(3,426)	$(4)
Less: current portion					(368)			636	268
Long-term portion					$3,054			$(2,790)	$264

IFRS 9 PPAs	$363	$89	$—	$—	$452	$(479)	$(309)	$(788)	$(336)
Energy derivative contracts	—	111	—	—	111	(19)	(135)	(154)	(43)
Interest rate swaps	45	222	—	—	267	(65)	(66)	(131)	136
Foreign exchange swaps	31	6	—	—	37	(304)	(123)	(427)	(390)
Investments in debt and equity securities	—	2,254	1,170	341	3,765	—	—	—	3,765
Tax equity	—	120	—	—	120	—	(968)	(968)	(848)
Balance, as at December 31, 2025	$439	$2,802	$1,170	$341	$4,752	$(867)	$(1,601)	$(2,468)	$2,284
Less: current portion					(357)			670	313
Long-term portion					$4,395			$(1,798)	$2,597

F - 49

The following table presents the change in Brookfield Renewable’s total net financial instrument asset position as at and for the year ended December 31:

(MILLIONS)	Balance as at Dec 31, 2024 asset (liability)	Changes in fair value recognized in OCI(1)	Changes in fair value (hedge ineffectiveness)(2)	Changes in fair value on financial instruments through profit and loss(2)	Amounts reclassified from OCI to income	Acquisitions, disposals, settlements and other	Foreign exchange loss	Balance as at Dec 31, 2025 asset (liability)
IFRS 9 PPAs(3)	$(855)	$(51)	$(15)	$18	$121	$446	$—	$(336)
Energy derivative contracts	(38)	(29)	(8)	65	7	(40)	—	(43)
Interest rate swaps	284	(49)	(1)	87	(18)	(173)	6	136
Foreign exchange swaps	131	(614)	—	(214)	—	307	—	(390)
Investments in debt and equity securities(4)	2,505	5	—	256	—	944	55	3,765
Tax equity	(2,031)	—	—	841	—	342	—	(848)
	$(4)	$(738)	$(24)	$1,053	$110	$1,826	$61	$2,284
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
(4)Includes $341 million of investments in debt securities measured at amortized cost.

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

F - 50

(a)Tax equity
Brookfield Renewable owns and operates certain projects in the United States under tax equity structures to finance the construction of certain power generating assets. In accordance with the substance of the contractual agreements, the amounts paid by the tax equity investors for their equity stakes are classified as financial instrument liabilities on the consolidated statements of financial position.
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
For the year ended December 31, 2025, losses of $128 million relating to energy derivative contracts were realized and reclassified from OCI to the consolidated statements of income (loss) (2024: $94 million of gains and 2023: $119 million of gains).
Based on market prices as of December 31, 2025, unrealized losses of $7 million (2024: $9 million of losses and 2023: $49 million of losses) recorded in accumulated other comprehensive income (“AOCI”) on energy derivative contracts are expected to be settled or reclassified into income in the next twelve months. The actual amount reclassified from AOCI, however, could vary due to future changes in market prices.
The following table summarizes the energy derivative contracts designated as hedging instruments:

Energy derivative contracts and IFRS 9 PPAs	December 31, 2025	December 31, 2024
Carrying amount ((liability)/asset)	$(135)	$(826)
Notional amount – GWh	144,899	122,862
Weighted average hedged rate for the year ($/MWh)	42	44
Maturity dates	2026-2052	2025-2051
Hedge ratio	1:1	1:1
Change in discounted spot value of outstanding hedging instruments	(111)	(284)
Change in value of hedged item used to determine hedge effectiveness	(135)	(308)
There is $25 million of hedge ineffectiveness losses recognized within foreign exchange and financial instruments gain (loss) in the consolidated statements of income (loss) related to energy derivative contracts (cash flow hedges) for the year ended December 31, 2025 (2024: $10 million and 2023: nil).
(d)Interest rate hedges
Brookfield Renewable has entered into interest rate hedge contracts primarily to minimize exposure to interest rate fluctuations on its variable-rate debt or to lock in interest rates on future debt refinancing. All interest rate hedge contracts are recorded in the consolidated financial statements at fair value.

F - 51

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
The hedge ineffectiveness can arise from:
•Different interest rate curves being applied to discount the hedged item and hedging instrument
•Differences in timing of cash flows of the hedged item and hedging instrument
•The counterparties’ credit risk having an asymmetrical impact on the fair value movements of the hedging instrument and hedged item
As at December 31, 2025, agreements with a total notional exposure of $8,492 million were outstanding (2024: $8,045 million) including $4,548 million (2024: $4,438 million) associated with agreements that are not formally designated as hedging instruments. The weighted-average fixed interest rate resulting from these agreements is 4.3% (2024: 3.1%).
For the year ended December 31, 2025, net movements relating to cash flow hedges realized and reclassified from OCI to interest expense in the consolidated statements of income (loss) were $18 million of gains (2024: $6 million of losses and 2023: $3 million of losses).
Based on market prices as of December 31, 2025, unrealized losses of $7 million (2024: $35 million and 2023: $53 million) recorded in AOCI on interest rate swaps are expected to be settled or reclassified into income in the next twelve months. The actual amount reclassified from AOCI, however, could vary due to future changes in market rates.
The following table summarizes the interest rate hedges designated as hedging instruments:

Interest rate hedges	December 31, 2025	December 31, 2024
Carrying amount (asset/(liability))	$(20)	$149
Notional amount – $	3,314	2,220
Notional amount – C$(1)	260	294
Notional amount – €(1)	164	1,001
Notional amount – £(1)	108	—
Notional amount – COP(1)	98	92
Maturity dates	2026-2056	2025-2061
Hedge ratio	1:1	1:1
Change in discounted spot value of outstanding hedging instruments	(16)	(11)
Change in value of hedged item used to determine hedge effectiveness	16	13
(1)Notional amounts of foreign currency denominated interest rate hedges are presented at the U.S. dollar equivalent value based on the December 31, 2025 foreign currency spot rate.
The hedge ineffectiveness loss recognized within foreign exchange and financial instruments gain (loss) in the consolidated statements of income (loss) related to interest rate contracts (cash flow hedges) for the year ended December 31, 2025 was $1 million (2024: $1 million and 2023: nil).
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

F - 52

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
As at December 31, 2025, agreements with a total notional exposure of $8,001 million were outstanding (2024: $9,737 million) including $2,574 million (2024: $3,465 million) associated with agreements that are not formally designated as hedging instruments.
There are no unrealized gains or losses recorded in AOCI on foreign exchange swaps that are expected to be settled or reclassified into income in the next twelve months (2024: nil and 2023: nil). The actual amount reclassified from AOCI, however, could vary due to future changes in market rates.
The following table summarizes the foreign exchange swaps designated as hedging instruments:

Foreign exchange swaps	December 31, 2025	December 31, 2024
Carrying amount (asset/(liability))	$(273)	$67
Notional amount for hedges of the Colombian peso(1)	1,351	2,061
Notional amount for hedges of the Chinese yuan(1)	1,125	1,018
Notional amount for hedges of the British pounds sterling(1)	830	1,414
Notional amount for hedges of the Euro(1)	730	474
Notional amount for hedges of the Indian rupee(1)	720	855
Notional amount for hedges of the Brazilian real(1)	413	324
Notional amount for hedges of the Canadian dollar(1)	133	79
Notional amount for hedges of other currencies(1)	125	47
Maturity date	2026 - 2029	2025 - 2029
Hedge ratio	1:1	1:1
Weighted average hedged rate for the year:
COP/$ foreign exchange forward contracts	4,765	4,572
CNY/$ foreign exchange forward contracts	7.02	7.01
£/$ foreign exchange forward contracts	0.80	0.80
€/$ foreign exchange forward contracts	0.90	0.92
INR/$ foreign exchange forward contracts	91	87
BRL/$ foreign exchange forward contracts	6.26	5.63
CAD/$ foreign exchange forward contracts	1.35	1.35
(1)Notional amounts expressed in millions of U.S. dollars

F - 53

The following table presents a reconciliation of the limited partners’ equity reserves impacted by financial instruments:

(MILLIONS)	Cash flow hedges	Investments in equity securities	Foreign currency translation
Balance, as at December 31, 2023	$36	$1	$(701)
Effective portion of changes in fair value arising from:
Energy derivative contracts	(55)	—	—
Interest rate swaps	(31)	—	—
Foreign exchange swaps	56	—	56
Amount reclassified to profit or loss	(24)	—	—
Foreign currency revaluation of designated borrowings	—	—	105
Foreign currency revaluation of net foreign operations	—	—	(310)
Valuation of investments in equity securities designated FVOCI	—	(1)	—
Tax effect	13	—	—
Other	1	—	(9)
Balance, as at December 31, 2024	$(4)	$—	$(859)
Effective portion of changes in fair value arising from:
Energy derivative contracts	(14)	—	—
Interest rate swaps	(36)	—	—
Foreign exchange swaps	—	—	—
Amount reclassified to profit or loss	4	—	—
Foreign currency revaluation of designated borrowings	—	—	(304)
Foreign currency revaluation of net foreign operations	—	—	364
Valuation of investments in equity securities designated FVOCI	—	—	—
Tax effect	18	—	—
Other	—	—	(131)
Balance, as at December 31, 2025	$(32)	$—	$(930)

F - 54

7. SEGMENTED INFORMATION
Brookfield Renewable’s Chief Executive Officer and Chief Financial Officer (collectively, the chief operating decision maker or “CODM”) review the results of the business, manage operations, and allocate resources based on the type of technology.
Brookfield Renewable operations are segmented by – 1) hydroelectric, 2) wind, 3) utility-scale solar, 4) distributed energy & storage (distributed generation, pumped storage and battery energy storage systems), 5) sustainable solutions (renewable natural gas, carbon capture and storage, recycling, cogeneration, biomass, nuclear services, eFuels, and power transformation), and 6) corporate - with hydroelectric further segmented by geography (i.e., North America, Colombia, and Brazil). This best reflects the way in which the CODM reviews results of our company.
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

Proportionate financial information is not, and is not intended to be, presented in accordance with IFRS. Tables reconciling IFRS data with data presented on a proportionate consolidation basis have been disclosed. Segment revenues, other income, direct operating costs, interest expense, current income taxes, and other are items that will differ from results presented in accordance with IFRS as these items (1) include Brookfield Renewable’s proportionate share of earnings from equity-accounted investments attributable to each of the above-noted items, (2) exclude the proportionate share of earnings (loss) of consolidated investments not held by us apportioned to each of the above-noted items, and (3) other income includes items that are considered within Brookfield Renewable’s measure of return on invested capital, including but not limited to our proportionate share of settled foreign currency and other hedges, income earned on financial assets and structured investments in sustainable solutions, monetization of tax attributes at certain development projects and realized disposition gains on non-core assets and on recently developed assets that we have monetized to reflect the economic value created from our development activities as we design, build and commercialize new renewable energy capacity and sell these assets to lower cost of capital buyers which may not otherwise be reflected in our consolidated statements of income.

Brookfield Renewable uses Funds From Operations (“FFO”) to assess the performance of Brookfield Renewable before the effects of certain cash items (e.g., acquisition costs and other typical non-recurring cash items) and certain non-cash items (e.g., deferred income taxes, depreciation, non-cash portion of non-controlling interests, unrealized gain or loss on financial instruments, non-cash gain or loss from equity-accounted investments, and other non-cash items) as these are not reflective of the performance of the underlying business, and including monetization of tax attributes at certain development projects. Brookfield Renewable includes realized disposition gains and losses on assets that we developed and/or did not intend to hold over the long-term within FFO in order to provide additional insight regarding the performance of investments on a cumulative realized basis, including any unrealized fair value adjustments that were recorded in equity and not otherwise reflected in current period net income.
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

F - 55

The accounting policies of the reportable segments are the same as those described in Note 1 – Basis of preparation and material accounting policy information. Brookfield Renewable analyzes the performance of its operating segments based on FFO. FFO is not a generally accepted accounting measure under IFRS and therefore may differ from definitions of FFO used by other entities, as well as the definition of funds from operations used by the Real Property Association of Canada (“REALPAC”) and the National Association of Real Estate Investment Trusts, Inc. (“NAREIT”).

F - 56

The following table provides each segment’s results in the format that management organizes its segments to make operating decisions and assess performance and reconciles Brookfield Renewable’s proportionate results to the consolidated statements of income (loss) on a line-by-line basis by aggregating the components comprising the earnings from Brookfield Renewable’s investments in associates and reflecting the portion of each line item attributable to non-controlling interests for the year ended December 31, 2025:

	Attributable to Unitholders									Contribution from equity-accounted investments	Attributable to non-controlling interests and other(4)	As per IFRS financials
	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Revenues	$1,063	$197	$347	$596	$469	$261	$609	$—	$3,542	$(957)	$3,822	$6,407
Other income (loss)(3)	94	10	4	127	173	355	50	39	852	(195)	932	1,589
Direct operating costs	(498)	(69)	(125)	(242)	(148)	(112)	(461)	(41)	(1,696)	593	(1,800)	(2,903)
Share of revenue, other income and direct operating costs from equity-accounted investments(1)	—	—	—	—	—	—	—	—	—	559	—	559
	659	138	226	481	494	504	198	(2)	2,698	—	2,954
Management service costs	—	—	—	—	—	—	—	(223)	(223)	—	—	(223)
Interest (expense) income	(277)	(10)	(106)	(161)	(133)	(47)	(32)	(203)	(969)	88	(1,576)	(2,457)
Current income tax	(4)	(7)	(12)	(17)	(16)	(4)	(5)	(3)	(68)	13	304	249
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	(34)	(34)	—	—	(34)
Preferred equity	—	—	—	—	—	—	—	(30)	(30)	—	—	(30)
Perpetual subordinated notes	—	—	—	—	—	—	—	(40)	(40)	—	—	(40)
Share of interest and cash taxes from equity-accounted investments(1)	—	—	—	—	—	—	—	—	—	(101)	—	(101)
Share of Funds From Operations attributable to non-controlling interests(2)	—	—	—	—	—	—	—	—	—	—	(1,682)	(1,682)
Funds From Operations	378	121	108	303	345	453	161	(535)	1,334	—	—
Depreciation												(2,425)
Foreign exchange and financial instrument gain												1,434
Deferred income tax recovery												365
Other												(1,214)
Share of earnings from equity-accounted investments(1)												(568)
Net income attributable to non-controlling interests(2)												1,055
Net loss attributable to Unitholders(5)												$(19)
(1)Share of loss from equity-accounted investments in the consolidated statement of income (loss) of $110 million is comprised of amounts found on the Share of revenue, other income and direct operating costs, Share of interest and cash taxes and Share of earnings from equity-accounted investments lines.
(2)Net income attributable to participating non-controlling interests – in operating subsidiaries in the consolidated statement of income (loss) of $627 million is comprised of amounts found on the Share of FFO attributable to non-controlling interests and Net income (loss) attributable to non-controlling interests.
(3)Other income in FFO of $852 million, includes the Partnership’s share of recurring and cash generative items recognized in various elements of the IFRS statements and are predominantly associated with dispositions and monetizations of developed or non-core assets and businesses, recognized in the following line items of the IFRS statements: i) Other income on the consolidated statement of income (loss), ii) Current income taxes and Foreign exchange and financial instruments gain on the consolidated statement of income (loss), iii) items recognized directly in equity in the Disposals and Ownership Changes line of the consolidated statement of changes in equity and iv) the aforementioned items earned via equity-accounted investments recorded on the share of earnings of equity-accounted investments line in the consolidated statement of income (loss). See Note 8 - Other Income, Note 12 - Income Taxes, Note 6 - Risk Management And Financial Instruments and Note 4 - Disposal of Assets for further details.
(4)Amounts attributable to non-controlling interests and other associated with Other income (loss) of $932 million includes: i) the removal of the aforementioned items in footnote 3 that are included in FFO but excluded from Other income on the consolidated statement of income (loss) and ii) the addition of certain non-cash items recorded in Other income in the consolidated statement of income (loss) which are not included in FFO, such as non-recurring, non-cash gains related changes in the basis of accounting of certain investments and gains on disposal of interests that have not yet been monetized (See Note 4 - Disposal of Assets and Note 8 - Other Income).
(5)Net income (loss) attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares, class A.2 exchangeable shares and LP units.

F - 57

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

	Attributable to Unitholders									Contribution from equity-accounted investments	Attributable to non-controlling interests and other(4)	As per IFRS financials
	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Revenues	$932	$208	$338	$629	$416	$227	$496	$—	$3,246	$(756)	$3,386	5,876
Other income(3)	28	14	2	235	180	88	66	56	669	(86)	44	627
Direct operating costs	(385)	(71)	(164)	(233)	(132)	(86)	(397)	(39)	(1,507)	525	(1,598)	(2,580)
Share of revenue, other income and direct operating costs from equity-accounted investments(1)	—	—	—	—	—	—	—	—	—	317	—	317
	575	151	176	631	464	229	165	17	2,408	—	1,832
Management service costs	—	—	—	—	—	—	—	(204)	(204)	—	—	(204)
Interest (expense) income	(269)	(14)	(81)	(130)	(114)	(38)	(22)	(167)	(835)	70	(1,223)	(1,988)
Current income tax	(6)	(7)	(14)	(17)	(1)	(5)	—	—	(50)	9	201	160
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	(37)	(37)	—	—	(37)
Preferred equity	—	—	—	—	—	—	—	(28)	(28)	—	—	(28)
Perpetual subordinated notes	—	—	—	—	—	—	—	(37)	(37)	—	—	(37)
Share of interest and cash taxes from equity-accounted investments(1)	—	—	—	—	—	—	—	—	—	(79)	—	(79)
Share of Funds From Operations attributable to non-controlling interests(2)	—	—	—	—	—	—	—	—	—	—	(810)	(810)
Funds From Operations	300	130	81	484	349	186	143	(456)	1,217	—	—
Depreciation												(2,010)
Foreign exchange and financial instrument gain												880
Deferred income tax recovery												31
Other												(713)
Share of earnings from equity-accounted investments(1)												(326)
Net income attributable to non-controlling interests(2)												457
Net loss attributable to Unitholders(5)												$(464)
(1)Share of loss from equity-accounted investments in the consolidated statement of income (loss) of $88 million is comprised of amounts found on the Share of revenue, other income and direct operating costs, Share of interest and cash taxes and Share of earnings lines.
(2)Net income attributable to participating non-controlling interests – in operating subsidiaries in the consolidated statement of income (loss) of $353 million is comprised of amounts found on Share of FFO attributable to non-controlling interests and Net Income attributable to non-controlling interests.
(3)Other income in FFO of $669 million, includes the Partnership’s share of recurring and cash generative items recognized in various elements of the IFRS statements and are predominantly associated with dispositions and monetizations of developed or non-core assets and businesses, recognized in the following line items of the IFRS statements: i) Other income on the consolidated statement of income (loss), ii) Current income taxes and Foreign exchange and financial instruments gain on the consolidated statement of income (loss), iii) items recognized directly in equity in the Disposals line of the consolidated statement of changes in equity and iv) the aforementioned items earned via equity-accounted investments recorded on the share of earnings of equity-accounted investments line in the consolidated statement of income (loss). See Note 8 - Other Income, Note 12 - Income Taxes and Note 6 - Risk Management And Financial Instruments for further details.
(4)Amounts attributable to non-controlling interests and other associated with Other income (loss) of $44 million includes: i) the removal of the aforementioned items in footnote 3 that are included in FFO but excluded from Other income on the consolidated statement of income (loss). and ii) the addition of certain non-cash items recorded in Other income in the consolidated statement of income (loss) which are not included in FFO, such as non-cash items recorded in Other income in the IFRS financial statements that are excluded from FFO, such as non-cash acquisition gains (See Note 8 - Other Income).
(5)Net loss attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units.

F - 58

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

	Attributable to Unitholders									Contribution from equity-accounted investments	Attributable to non-controlling interests(4)	As per IFRS financials
	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
Revenues	$1,029	$240	$293	$511	$365	$241	$147	$—	$2,826	$(234)	$2,446	5,038
Other income (loss)(3)	22	5	6	146	106	20	19	88	412	(81)	340	671
Direct operating costs	(381)	(73)	(124)	(164)	(99)	(81)	(105)	(29)	(1,056)	110	(987)	(1,933)
Share of revenue, other income and direct operating costs from equity-accounted investments(1)	—	—	—	—	—	—	—	—	—	205	—	205
	670	172	175	493	372	180	61	59	2,182	—	1,799
Management service costs	—	—	—	—	—	—	—	(205)	(205)	—	—	(205)
Interest (expense) income	(266)	(19)	(82)	(105)	(110)	(43)	(6)	(114)	(745)	33	(915)	(1,627)
Current income taxes	(2)	(7)	(17)	(6)	(1)	(4)	(3)	—	(40)	7	(95)	(128)
Distributions attributable to
Preferred limited partners equity	—	—	—	—	—	—	—	(41)	(41)	—	—	(41)
Preferred equity	—	—	—	—	—	—	—	(27)	(27)	—	—	(27)
Perpetual subordinated notes	—	—	—	—	—	—	—	(29)	(29)	—	—	(29)
Share of interest and cash taxes from equity-accounted investments(1)	—	—	—	—	—	—	—	—	—	(40)	—	(40)
Share of Funds From Operations attributable to non-controlling interests(2)	—	—	—	—	—	—	—	—	—	—	(789)	(789)
Funds From Operations	402	146	76	382	261	133	52	(357)	1,095	—	—
Depreciation												(1,852)
Foreign exchange and financial instrument gain												502
Deferred income tax recovery												176
Other												(212)
Share of earnings from equity-accounted investments(1)												21
Net income attributable to non-controlling interests(2)												170
Net loss attributable to Unitholders(5)												$(100)
(1)Share of earnings from equity-accounted investments in the consolidated statement of income (loss) of $186 million is comprised of amounts found on the Share of revenue, other income and direct operating costs, Share of interest and cash taxes and Share of earnings lines.
(2)Net income attributable to participating non-controlling interests – in operating subsidiaries in the consolidated statement of income (loss) of $619 million is comprised of amounts found on Share of FFO attributable to non-controlling interests and Net Income attributable to non-controlling interests.
(3)Other income in FFO of $412 million, includes the Partnership’s share of recurring and cash generative items recognized in various elements of the IFRS statements and are predominantly associated with dispositions and monetizations of developed or non-core assets and businesses, recognized in the following line items of the IFRS statements: i) Other income on the consolidated statement of income (loss), ii) Foreign exchange and financial instruments gain on the consolidated statement of income (loss), iii) items recognized directly in equity in the Disposals line of the consolidated statement of changes in equity and iv) the aforementioned items earned via equity-accounted investments recorded on the share of earnings of equity-accounted investments line in the consolidated statement of income (loss). See Note 8 - Other Income for further details.
(4)Amounts attributable to non-controlling interests and other associated with Other income (loss) of $340 million includes: i) the removal of the aforementioned items in footnote 3 that are included in FFO but excluded from Other income on the consolidated statement of income (loss) and ii) the addition of certain non-cash items recorded in Other income in the consolidated statement of income (loss) which are not included in FFO, such as non-cash items recorded in Other income in the IFRS financial statements that are excluded from FFO, such as non-cash acquisition gains (See Note 8 - Other Income).
(5)Net loss attributable to Unitholders includes net income (loss) attributable to GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and LP units.

F - 59

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

	Attributable to Unitholders									Contribution from equity-accounted investments	Attributable to non-controlling interests	As per IFRS financials
	Hydroelectric			Wind	Utility-scale solar	Distributed energy & storage	Sustainable solutions	Corporate	Total
(MILLIONS)	North America	Brazil	Colombia
As at December 31, 2025
Cash and cash equivalents	$200	$46	$19	$268	$169	$136	$40	$85	$963	$(141)	$1,271	$2,093
Property, plant and equipment	15,227	1,428	5,765	5,464	3,684	1,700	326	—	33,594	(2,503)	39,365	70,456
Total assets	16,492	1,687	6,305	7,545	6,041	2,576	1,801	169	42,616	(2,056)	58,141	98,701
Total liabilities	10,035	520	4,075	5,811	4,264	1,833	311	4,941	31,790	(2,056)	33,993	63,727
As at December 31, 2024
Cash and cash equivalents	$55	$52	$24	$453	$151	$70	$56	$5	$866	$(112)	$2,381	$3,135
Property, plant and equipment	14,669	1,238	2,801	5,255	3,784	2,558	644	—	30,949	(1,831)	44,357	73,475
Total assets	15,653	1,452	3,184	7,081	4,894	3,313	2,106	95	37,778	(2,272)	59,303	94,809
Total liabilities	9,187	460	1,725	5,617	3,393	1,992	934	4,157	27,465	(2,272)	33,160	58,353

F - 60

Geographical Information
The following table presents consolidated revenue split by reportable segment for the year ended December 31:

(MILLIONS)	2025	2024	2023
Hydroelectric
North America	$1,243	$1,110	$1,135
Brazil	205	235	269
Colombia	1,293	1,489	1,285
	2,741	2,834	2,689
Wind	1,620	1,705	1,213
Utility-scale solar	1,316	943	751
Distributed energy & storage	723	380	350
Sustainable solutions	7	14	35
Total	$6,407	$5,876	$5,038
The following table presents consolidated property, plant and equipment and equity-accounted investments split by geography:

(MILLIONS)	December 31, 2025	December 31, 2024
United States	$30,427	$37,931
Colombia	15,375	12,431
Canada	7,974	7,116
Brazil	4,648	4,319
Europe	6,032	5,976
Asia-Pacific	8,954	7,550
Other	1,133	892
	$74,543	$76,215

8. OTHER INCOME
Brookfield Renewable’s other income for the year ended December 31 is comprised of the following:

(MILLIONS)	2025	2024	2023
Fair value remeasurement gain on change in accounting basis(1)(2)	$836	$—	$—
Gain on disposition	408	346	72
Interest and other investment income	200	137	107
Gain on regulatory and contract settlement	—	—	22
Other(3)	145	144	470
	$1,589	$627	$671
(1)Includes $217 million related to the fair value recognition of our remaining 42% interest in a renewable operating and development platform in India as an equity-accounted investment. Refer to Note 4 - Disposal of assets for more details.
(2)Includes $619 million related to the fair value recognition of our investment in Westinghouse as a financial asset. Refer to Note 20 - Equity-accounted investments for more details.
(3)During the year ended December 31, 2023, Brookfield Renewable’s application of the acquisition method for its completed investments resulted in the recognition of net assets at a fair value that exceeded consideration transferred. A total difference in value of $465 million was recorded within other income in the consolidated statements of income (loss) during 2024 and 2023. Refer to Note 3 - Acquisitions for more details.

F - 61

9. DIRECT OPERATING COSTS
Brookfield Renewable’s direct operating costs for the year ended December 31 are comprised of the following:

(MILLIONS)	Notes	2025	2024	2023
Salaries and benefits		$(695)	$(586)	$(464)
Fuel and power purchases(1)		(633)	(713)	(574)
Operations and maintenance		(611)	(527)	(347)
Water royalties, property taxes and other regulatory fees		(313)	(289)	(238)
Professional fees		(311)	(194)	(122)
Insurance		(117)	(111)	(72)
Other related party services	29	(22)	(12)	(5)
Other		(201)	(148)	(111)
		$(2,903)	$(2,580)	$(1,933)
(1)Fuel and power purchases are primarily attributable to our portfolio in the U.S. and Colombia.
Direct operating costs exclude depreciation expense of $2,425 million (2024: $2,010 million and 2023: $1,852 million) presented separately. Refer to Note 13- Property, plant and equipment, at fair value.
10. OTHER
Brookfield Renewable’s other for the year ended December 31 is comprised of the following:

(MILLIONS)	Notes	2025	2024	2023
Change in fair value of property, plant and equipment(1)	13	$(832)	$(721)	$(164)
Amortization of service concession assets		—	—	(11)
Transaction costs		(154)	(23)	(5)
Other		(228)	31	(32)
		$(1,214)	$(713)	$(212)
(1)Includes changes in fair value of property, plant, and equipment primarily related to the recognition of investment tax credits of $593 million in recently acquired development projects for the year ended December 31, 2025 (2024: $414 million and 2023: nil).
11. FOREIGN CURRENCY TRANSLATION
Brookfield Renewable’s foreign currency translation for the year ended December 31 shown in the consolidated statements of comprehensive income is comprised of the following:

(MILLIONS)	Notes	2025	2024	2023
Foreign currency translation on
Property, plant and equipment, at fair value	13	$3,973	$(3,354)	$2,798
Goodwill	18	558	(121)	150
Borrowings	14	(1,684)	1,470	(818)
Deferred income tax (liabilities) assets, net	12	(835)	525	(698)
Other assets and liabilities		(520)	(93)	(115)
		$1,492	$(1,573)	$1,317

F - 62

12. INCOME TAXES
The major components of income tax recovery (expense) for the year ended December 31 are as follows:

(MILLIONS)	2025	2024	2023
Income tax recovery (expense) applicable to:
Current taxes
Attributed to the current period	$(215)	$(131)	$(128)
Investment and production tax credits	464	291	—
	249	160	(128)
Deferred taxes
Income taxes – origination and reversal of temporary differences	501	144	213
Relating to change in tax rates / imposition of new tax laws	(35)	—	—
(Increase) decrease in tax assets not recognized	(101)	(113)	(37)
	365	31	176
Total income tax recovery	$614	$191	$48
The major components of deferred income tax (expense) recovery for the year ended December 31 recorded directly to other comprehensive income are as follows:

(MILLIONS)	2025	2024	2023
Deferred income taxes attributed to:
Financial instruments designated as cash flow hedges	$(13)	$50	$(15)
Other	7	—	5
Revaluation surplus
Origination and reversal of temporary differences	(913)	(1,544)	77
Relating to changes in tax rates / imposition of new tax laws	160	—	1
	$(759)	$(1,494)	$68
Brookfield Renewable’s effective income tax recovery (expense) for the year ended December 31 is different from its recovery at its statutory income tax rate due to the differences below:

(MILLIONS)	2025	2024	2023
Statutory income tax (expense) recovery(1)	$(28)	$58	$(165)
(Increase) reduction resulting from:
Increase in tax assets not recognized	(101)	(96)	(11)
Portion of gains (losses) subject to different tax rates	218	(39)	76
Differences between statutory rate and future tax rate and tax rate changes	(35)	—	—
Non-controlling interest	14	59	98
Subsidiaries’ income taxed at different rates	(45)	8	49
Investment and production tax credits (net of deferred tax)	430	207	—
Other	161	(6)	1
Effective income tax recovery	$614	$191	$48
(1)Statutory income tax expense is calculated using domestic rates applicable to the profits in the relevant country.
The above reconciliation has been prepared by aggregating the information for all of Brookfield Renewable’s subsidiaries using the domestic rate in each tax jurisdiction.

F - 63

Brookfield Renewable’s effective income tax rate was (626.5)% for the year ended December 31, 2025 (2024: 95.5% and 2023: (8.5)%). The effective tax rate is different than the statutory rate primarily due to investment and production tax credits, gains subject to different tax rates, a reorganization at Neoen, changes in tax assets not recognized, rate differentials, and non-controlling interest income not subject to tax.
During the year, Neoen’s organization structure was simplified following privatization. This reorganization led to the forfeiture of certain tax losses and a concurrent rebasing of certain assets for tax purposes which resulted in a current tax expense of $47 million and a deferred income tax recovery of $208 million, the impact of which is presented within the Other line of the rate reconciliation above.
The following table details the expiry date, if applicable, of the unrecognized deferred tax assets as at December 31:

(MILLIONS)	2025	2024	2023
Less than four years	$7	$12	$12
Thereafter	462	252	166
The deferred tax assets and liabilities of the following temporary differences have been recognized in the consolidated financial statements for the year ended December 31:

(MILLIONS)	Non-capital losses	Difference between tax and carrying value	Net deferred tax (liabilities) assets
As at January 1, 2023	$1,273	$(7,604)	$(6,331)
Recognized in net income	101	75	176
Recognized in equity	—	113	113
Business combinations and disposals	78	(268)	(190)
Foreign exchange	6	(704)	(698)
As at December 31, 2023	1,458	(8,388)	(6,930)
Recognized in net income	(95)	126	31
Recognized in equity	—	(1,521)	(1,521)
Business combinations and disposals	215	(429)	(214)
Foreign exchange	(55)	580	525
As at December 31, 2024	1,523	(9,632)	(8,109)
Recognized in net income	(80)	445	365
Recognized in equity	(5)	(674)	(679)
Business combinations and disposals	(166)	522	356
Foreign exchange	13	(848)	(835)
As at December 31, 2025	$1,285	$(10,187)	$(8,902)

The deferred income tax assets related to losses available for carryforward include $171 million (2024: $88 million and 2023: nil) of tax benefits that have been recognized based on projections of future taxable profits. In addition, Brookfield Renewable also considers tax planning opportunities that will create taxable income in the period in which the unused tax losses can be utilized.

Deferred income tax liabilities includes $8,820 million (2024: $8,454 million and 2023: $6,885 million) of liabilities which relate to property, plant and equipment revaluations included in equity.

The unrecognized taxable temporary difference attributable to Brookfield Renewable’s interest in its subsidiaries, branches, associates, and joint ventures is $4,532 million (2024: $4,889 million and 2023: $5,203 million).

F - 64

13. PROPERTY, PLANT AND EQUIPMENT, AT FAIR VALUE
The following table presents a reconciliation of property, plant and equipment at fair value:

(MILLIONS)	Notes	Hydroelectric	Wind	Solar	Other(1)	Total
Property, plant and equipment, at fair value
As at December 31, 2023		$32,646	$15,224	$11,022	$197	$59,089
Additions, net(2)(3)		4	187	349	—	540
Transfer from construction work-in-progress		139	708	2,869	—	3,716
Acquisitions through business combinations	3	—	2,892	2,052	815	5,759
Disposals		(174)	(1,008)	(267)	(39)	(1,488)
Transfer to assets held for sale		—	(178)	(327)	(9)	(514)
Items recognized through OCI:
Change in fair value		3,121	1,323	1,059	102	5,605
Foreign exchange	11	(2,164)	(472)	(538)	(22)	(3,196)
Items recognized through net income:
Change in fair value		(47)	(9)	(496)	(31)	(583)
Depreciation	9	(626)	(835)	(532)	(17)	(2,010)
As at December 31, 2024		32,899	17,832	15,191	996	66,918
Additions(2)		15	503	852	130	1,500
Transfer from construction work-in-progress		153	858	3,892	1,372	6,275
Acquisitions through business combinations	3	—	—	40	—	40
Disposals(4)	4	—	(3,539)	(4,300)	(23)	(7,862)
Transfer to assets held for sale	5	(125)	(1,541)	(3,673)	(15)	(5,354)
Items recognized through OCI:
Change in fair value		1,007	826	50	279	2,162
Foreign exchange	11	2,492	622	545	99	3,758
Items recognized through net income:
Change in fair value		(9)	(154)	(618)	(14)	(795)
Depreciation	9	(650)	(883)	(762)	(130)	(2,425)
As at December 31, 2025		$35,782	$14,524	$11,217	$2,694	$64,217
Construction work-in-progress
As at December 31, 2023		$300	$1,617	$2,987	$12	$4,916
Additions(2)		155	675	2,685	54	3,569
Transfer to property, plant and equipment		(139)	(708)	(2,869)	—	(3,716)
Acquisitions through business combinations		—	374	544	762	1,680
Disposals		(1)	—	(90)	(3)	(94)
Items recognized through OCI:
Change in fair value		—	237	193	68	498
Foreign exchange	11	(16)	(59)	(77)	(6)	(158)
Items recognized through net income:
Change in fair value		—	(29)	(109)	—	(138)
As at December 31, 2024		299	2,107	3,264	887	6,557
Additions(2)		184	1,357	3,991	627	6,159
Transfer to property, plant and equipment		(153)	(858)	(3,892)	(1,372)	(6,275)
Acquisitions through business combinations	3	—	—	487	—	487
Disposals	4	—	(175)	(1,090)	—	(1,265)
Transfer to assets held for sale	5	—	(109)	(119)	—	(228)
Items recognized through OCI:
Change in fair value		—	88	406	132	626
Foreign exchange	11	12	50	91	62	215
Items recognized through net income:
Change in fair value		(1)	(11)	(23)	(2)	(37)
As at December 31, 2025		$341	$2,449	$3,115	$334	$6,239
Total property, plant and equipment, at fair value
As at December 31, 2024(4)(5)		$33,198	$19,939	$18,455	$1,883	$73,475
As at December 31, 2025(4)(5)		$36,123	$16,973	$14,332	$3,028	$70,456
(1)Includes battery storage (2024: biomass, cogeneration, and battery storage).
(2)Includes adjustments to purchase price allocations. Refer to Note 3 - Acquisitions for more details.
(3)Includes fair value changes to decommissioning assets of $98 million.
(4)Includes right-of-use assets not subject to revaluation of $42 million (2024: $49 million) in hydroelectric, $297 million (2024: $427 million) in wind, $531 million (2024: $637 million) in solar and nil (2024: $3 million) in other.
(5)Includes land not subject to revaluation of $208 million (2024: $204 million) in hydroelectric, $47 million (2024: $61 million) in wind, $149 million (2024: $167 million) in solar, and $6 million (2024: $2 million) in other.

F - 65

During the year ended December 31, 2025, Brookfield Renewable, together with its institutional partners, completed the acquisitions of the following investments. They are accounted for as asset acquisitions as they do not constitute business combinations under IFRS 3:

Region	Technology	Capacity	Amount recognized in Property, Plant and Equipment	Brookfield Renewable Economic Interest
China	Distributed energy & storage	540 MW	$269 million	25%
U.S.	Distributed energy & storage	147 MW	$136 million	25%
Europe	Distributed energy & storage	200 MW	$136 million	20%
China	Wind & Utility-scale solar	330 MW	$68 million	20%
U.S.	Utility-scale solar	300 MW	$66 million	20%
U.S.	Distributed energy & storage	86 MW	$50 million	20%
U.S.	Utility-scale solar & storage	725 MW	$47 million	58%
South Korea	Utility-scale solar & Distributed generation	41 MW	$42 million	28%
U.S.	Utility-scale solar	177 MW	$23 million	20%
South Korea	Utility-scale solar	39 MW	$23 million	28%
U.K.	Wind	28 MW	$21 million	26%
China	Wind	90 MW	$19 million	20%
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
Discount rates, terminal capitalization rates and terminal years used in the valuation methodology are provided in the following table:

	Discount Rate(1)
	Contracted	Uncontracted	Terminal capitalization rate(2)	Terminal year(3)
2025
North America	5.0% - 5.7%	6.2% - 7.0%	4.3% - 4.7%	2048
Colombia	8.4%	9.6%	7.1%	2045
Brazil	9.5%	10.8%	N/A	2052
Europe	5.0% - 7.2%	5.0% - 7.2%	N/A	2052
Australia	7.3%	7.3%	N/A	2056

2024
North America	5.1% - 5.8%	6.3% - 7.2%	4.3% - 5.1%	2048
Colombia	8.5%	9.8%	7.3%	2044
Brazil	9.6%	10.9%	N/A	2052
Europe	4.9% - 6.6%	4.9% - 6.6%	N/A	2047
Australia	N/A	N/A	N/A	N/A
(1)Discount rates are not adjusted for asset specific risks.
(2)The terminal capitalization rate applies only to hydroelectric assets in the United States, Canada and Colombia.
(3)Terminal year refers to the weighted-average valuation date of the terminal value.

F - 66

The following table summarizes the impact of a change in discount rates, electricity prices and terminal capitalization rates on the fair value of property, plant and equipment:

	2025
(MILLIONS)	North America	Colombia	Brazil	Europe	Australia	Total
25 bps increase in discount rates	$(1,430)	$(630)	$(100)	$(90)	$(120)	$(2,370)
25 bps decrease in discount rates	1,580	520	100	100	130	2,430
5% increase in future long-term energy prices	1,140	720	130	110	150	2,250
5% decrease in future long-term energy prices	(1,140)	(720)	(130)	(110)	(150)	(2,250)
25 bps increase in terminal capitalization rate	(400)	(150)	—	—	—	(550)
25 bps decrease in terminal capitalization rate	450	170	—	—	—	620

	2024
(MILLIONS)	North America	Colombia	Brazil	Europe	Australia	Total
25 bps increase in discount rates	$(1,630)	$(400)	$(90)	$(40)	N/A	$(2,160)
25 bps decrease in discount rates	1,780	550	90	40	N/A	2,460
5% increase in future long-term energy prices	1,520	560	100	20	N/A	2,200
5% decrease in future long-term energy prices	(1,520)	(560)	(100)	(20)	N/A	(2,200)
25 bps increase in terminal capitalization rate	(450)	(120)	—	—	N/A	(570)
25 bps decrease in terminal capitalization rate	510	130	—	—	N/A	640
Terminal values are included in the valuation of hydroelectric assets in the United States, Canada and Colombia. For the hydroelectric assets in Brazil, cash flows have been included based on the duration of the authorization or useful life of a concession asset plus a one-time 30-year renewal term for the majority of the hydroelectric assets. The weighted-average remaining duration of the authorization or useful life of a concession asset at December 31, 2025, including a one-time 30-year renewal for applicable hydroelectric assets, is 30 years (2024: 30 years). Consequently, there is no terminal value attributed to the hydroelectric assets in Brazil at the end of the authorization term.
The following table summarizes the percentage of total generation contracted under power purchase agreements as at December 31, 2025:

	North America(1)	Colombia	Brazil	Europe(1)	Australia(1)
1 - 5 years	83%	61%	88%	74%	74%
6 - 10 years	62%	25%	68%	55%	33%
Thereafter	42%	3%	32%	21%	6%

2024
1 - 5 years	81%	66%	86%	98%	N/A
6 - 10 years	61%	32%	71%	93%	N/A
Thereafter	33%	4%	36%	45%	N/A
(1)Excludes battery storage.

F - 67

The following table summarizes average power prices from long-term power purchase agreements that are linked specifically to the related power generating assets:

Per MWh(1)(2)	North America	Colombia		Brazil		Europe	Australia
1 - 10 years	$65	COP	308,000	R$	334	€66	A$	68
11 - 20 years	78		394,000	403		83	73

2024
1 - 10 years	$63	COP	310,000	R$	310	€91	N/A
11 - 20 years	67		398,000	393		93	N/A
(1)Assumes nominal prices based on weighted-average generation.
(2)Excludes nominal prices related to battery storage in Australia based on $120-$132 kW/year.

The following table summarizes the estimates of future electricity prices:

Per MWh(1)(2)	North America	Colombia		Brazil		Europe	Australia
1 - 10 years	$79	COP	555,000	R$	371	€56	A$	91
11 - 20 years	93		763,000	467		68	129

2024
1 - 10 years	$86	COP	494,000	R$	309	€94	N/A
11 - 20 years	96		684,000	430		86	N/A
(1)Assumes nominal prices based on weighted-average generation.
(2)Excludes nominal prices related to battery storage based on $137-$154 kW/year, $99-$104 kW/year, $158-$208 kW/year in North America, Europe, and Australia, respectively.
Brookfield Renewable’s long-term view is anchored to the cost of securing new energy from renewable sources to meet future demand growth between 2029 and 2035. A further one year change would increase or decrease the fair value of property, plant and equipment by approximately $94 million (2024: $131 million).
Had Brookfield Renewable’s revalued property, plant and equipment been measured on a historical cost basis, the carrying amounts, net of accumulated depreciation would have been as follows at December 31:

(MILLIONS)	2025	2024
Hydroelectric	$10,028	$9,413
Wind	12,797	16,168
Solar	12,601	16,099
Other(1)	2,463	1,687
	$37,889	$43,367
(1)Includes battery storage (2024: biomass, cogeneration, and battery storage).

F - 68

14. BORROWINGS
Corporate Borrowings
The composition of corporate borrowings as at December 31 is presented in the following table:

	December 31, 2025				December 31, 2024
	Weighted-average				Weighted-average
(MILLIONS EXCEPT AS NOTED)	Interest rate (%)	Term (years)	Carrying value	Estimated fair value	Interest rate (%)	Term (years)	Carrying value	Estimated fair value
Credit facilities	N/A	5	$—	$—	5.6	5	$240	$240
Commercial paper	4.3	<1	194	194	5.0	<1	431	431
Medium-Term Notes:
Series 4 (C$150)	5.8	11	109	120	5.8	12	104	115
Series 9 (C$400)	—	—	—	—	3.8	<1	278	278
Series 10 (C$500)	3.6	1	364	366	3.6	2	348	349
Series 11 (C$475)	4.3	3	346	354	4.3	4	330	336
Series 12 (C$475)	3.4	4	346	344	3.4	5	330	324
Series 13 (C$300)	4.3	24	219	193	4.3	25	209	186
Series 14 (C$425)	3.3	25	310	229	3.3	26	296	222
Series 15 (C$400)(1)	5.9	7	291	320	5.9	8	278	307
Series 16 (C$400)	5.3	8	291	310	5.3	9	278	297
Series 17 (C$500)	5.3	28	364	370	5.3	29	348	361
Series 18 (C$300)	5.0	9	219	227	5.0	10	209	216
Series 19 (C$450)	4.5	10	328	328	—	—	—	—
	4.5	12	3,187	3,161	4.4	12	3,008	2,991
Hybrid Note:
Fixed to fixed subordinated (C$200)	5.5	29	146	147	5.5	30	139	139
Fixed to fixed subordinated (C$250)	5.4	30	182	184	—	—	—	—
	5.4	30	328	331	5.5	30	139	139
Total corporate borrowings			3,709	$3,686			3,818	$3,801
Add: Unamortized premiums(2)			1				2
Less: Unamortized financing fees(2)			(24)				(18)
Less: Current portion			(194)				(709)
			$3,492				$3,093
(1)     Includes $7 million (2024: $7 million) outstanding to Brookfield Wealth Solutions. Refer to Note 29 - Related party transactions for more details.
(2)     Unamortized premiums and unamortized financing fees are amortized over the terms of the borrowing.

The following table outlines the change in the unamortized financing fees of corporate borrowings for the year ended December 31:

(MILLIONS)	2025	2024
Corporate borrowings
Unamortized financing fees, beginning of year	$(18)	$(12)
Additional financing fees	(7)	(7)
Amortization of financing fees	1	1
Unamortized financing fees, end of year	$(24)	$(18)

F - 69

Credit facilities and commercial paper
Brookfield Renewable had $194 million of commercial paper outstanding as at December 31, 2025 (2024: $431 million).
Brookfield Renewable issues letters of credit from its corporate credit facilities for general corporate purposes which include, but are not limited to, security deposits, performance bonds and guarantees for debt service reserve accounts. See Note 28 – Commitments, contingencies and guarantees for letters of credit issued by subsidiaries.
The following table summarizes the available portion of corporate credit facilities as at December 31:

(MILLIONS)	2025	2024
Authorized corporate credit facilities and related party credit facilities(1)	$2,450	$2,450
Draws on corporate credit facilities(1)(2)	—	(240)
Authorized letter of credit facility	450	500
Issued letters of credit	(414)	(335)
Available portion of corporate credit facilities	$2,486	$2,375
(1)Amounts are guaranteed by Brookfield Renewable.
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
During the first quarter of 2025, Brookfield Renewable issued C$450 million of Series 19 medium-term notes. The medium-term notes have a fixed interest rate of 4.54% and a maturity date of October 12, 2035. The Series 19 medium-term notes are corporate-level green bonds.
During the second quarter of 2025, Brookfield Renewable repaid C$400 million ($291 million) of Series 9 medium-term notes prior to maturity.
During the second quarter of 2025, Brookfield Renewable issued C$250 million of fixed-to-fixed reset rate subordinated hybrid notes. The hybrid notes have an interest rate of 5.37% and reset every five years starting on September 10, 2030 with a maturity date of September 10, 2055. The hybrid notes are corporate-level green bonds.
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

F - 70

The composition of non-recourse borrowings as at December 31 is presented in the following table:

	December 31, 2025				December 31, 2024
	Weighted-average				Weighted-average
(MILLIONS EXCEPT AS NOTED)	Weighted-average interest rate (%)	Term (years)	Carrying value	Estimated fair value	Weighted-average interest rate (%)	Term (years)	Carrying value	Estimated fair value
Non-recourse borrowings(1)(2)(3)
Hydroelectric	6.9	8	$11,235	$11,229	7.0	8	$9,484	$9,363
Wind	5.0	8	8,191	8,147	5.9	9	10,228	10,224
Utility-scale solar	5.8	8	8,838	8,806	6.3	11	7,275	7,250
Distributed energy & storage(4)	5.7	4	2,802	2,869	5.8	4	3,722	3,630
Sustainable solutions	7.4	3	489	489	6.5	1	195	195
Total	6.0	8	31,555	$31,540	6.3	9	30,904	$30,662
Add: Unamortized premiums and discounts(5)			(181)				(145)
Less: Unamortized financing fees(5)			(168)				(171)
Less: Current portion			(7,384)				(5,005)
			$23,822				$25,583
(1)Includes $1,569 million (2024: $1,494 million) borrowed under a subscription facility of a Brookfield sponsored private fund.
(2)Includes $58 million (2024: $65 million) outstanding to an associate of Brookfield. Refer to Note 29 - Related party transactions for more details.
(3)During the second quarter of 2025, subsidiaries of Brookfield Renewable, alongside related parties, became party to a non-recourse credit facility with third party lenders. Brookfield Renewable agreed that its subsidiaries would support their portion of any draws or repayments under the credit facility.
(4)Includes adjustments to purchase price allocations. Refer to Note 3 - Acquisitions for more details.
(5)Unamortized premiums, discounts, and financing fees are amortized over the terms of the borrowing.
Future repayments of Brookfield Renewable’s non-recourse borrowings for each of the next five years and thereafter are as follows:

(MILLIONS)	2026	2027	2028	2029	2030	Thereafter	Total
Non-recourse borrowings
Hydroelectric	$2,021	$627	$1,147	$1,502	$1,607	$4,331	$11,235
Wind	1,663	917	949	1,120	894	2,648	8,191
Utility-scale solar	1,973	663	832	1,578	893	2,899	8,838
Distributed energy & storage	1,615	97	164	214	106	606	2,802
Sustainable solutions	112	2	2	366	2	5	489
	$7,384	$2,306	$3,094	$4,780	$3,502	$10,489	$31,555
The following table outlines the change in the unamortized financing fees of non-recourse borrowings for the year ended December 31:

(MILLIONS)	2025	2024
Non-recourse borrowings
Unamortized financing fees, beginning of year	$(171)	$(140)
Additional financing fees	(141)	(93)
Amortization of financing fees	60	52
Foreign exchange translation and other	84	10
Unamortized financing fees, end of year	$(168)	$(171)

F - 71

The following table outlines the change in the unamortized discounts and premiums of non-recourse borrowings for the year ended December 31:

(MILLIONS)	2025	2024
Non-recourse borrowings
Unamortized (discounts) and premiums, beginning of year	$(145)	$(11)
Additional premiums and discounts	8	(124)
Amortization of premiums and discounts	4	(3)
Foreign exchange translation and other	(48)	(7)
Unamortized (discounts) and premiums, end of year	$(181)	$(145)
Supplemental Information
The following table outlines changes in Brookfield Renewable’s borrowings for the year ended December 31:

(MILLIONS)	Corporate borrowings	Non-recourse borrowings

As at December 31, 2024	$3,802	$30,588
Net cash flows from financing activities(1)	(276)	5,348
Non-cash
Acquisition	—	676
Disposal	—	(3,905)
Transfer to liabilities held for sale	—	(2,359)
Change in basis of accounting(2)	—	(1,049)
Foreign exchange	161	1,523
Other(3)(4)(5)	(1)	384
As at December 31, 2025	$3,686	$31,206
(1)Excludes $558 million (2024: $807 million) of net cash flow from financing activities related to tax equity recorded on the consolidated statements of cash flows.
(2)Includes the derecognition of a renewable operating and development platform in India. Refer to Note 4 - Disposal of assets for more details.
(3)Includes $545 million (2024: $52 million) of non-recourse borrowings acquired through asset acquisitions.
(4)Includes adjustments to purchase price allocations. Refer to Note 3 - Acquisitions for more details.
(5)Includes amortization of unamortized premiums, discounts and financing fees.
15. NON-CONTROLLING INTERESTS
Brookfield Renewable’s non-controlling interests are comprised of the following as at December 31:

(MILLIONS)	2025	2024
Participating non-controlling interests – in operating subsidiaries	$24,164	$26,168
General partnership interest in a holding subsidiary held by Brookfield	52	50
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	2,524	2,457
BEPC exchangeable shares and class A.2 exchangeable shares	2,330	2,269
Preferred equity	563	537
Perpetual subordinated notes	737	737
	$30,370	$32,218

F - 72

Participating non-controlling interests – in operating subsidiaries
The net change in participating non-controlling interests – in operating subsidiaries is as follows:

(MILLIONS)	Interests held by third parties	As at December 31, 2024	Net income (loss)	Other comprehensive income (loss)	Capital contributions	Return of capital	Disposals	Distributions(1)	Acquisitions through business combinations(2)	Change in Ownership(3)	Other	As at December 31, 2025
Brookfield Americas Infrastructure Fund	78%	$44	$(1)	$(17)	$2	$—	$—	$—	$—	$—	$11	$39
Brookfield Infrastructure Fund II	43%-60%	2,011	39	(400)	—	(10)	—	(336)	—	(131)	(2)	1,171
Brookfield Infrastructure Fund III	35%-71%	3,456	(18)	(428)	7	(473)	—	(843)	—	(713)	(13)	975
Brookfield Infrastructure Fund IV	75%	2,106	132	44	227	(209)	(300)	(471)	—	—	12	1,541
Brookfield Infrastructure Fund V	72%	1,955	(78)	(59)	1	(1)	—	(61)	—	—	3	1,760
Brookfield Infrastructure Income Fund	3%-25%	568	39	(69)	250	—	(216)	(35)	—	293	262	1,092
Brookfield Global Transition Fund I	77%-80%	5,312	308	395	751	(222)	—	(87)	—	—	(72)	6,385
Brookfield Global Transition Fund II	72%-80%	329	32	526	683	(7)	—	(39)	—	—	83	1,607
Neoen institutional partners	24%-38%	601	168	550	1,076	—	—	(68)	(194)	—	6	2,139
Canadian Hydroelectric Portfolio	50%	1,219	22	153	1	—	—	(54)	—	—	—	1,341
The Catalyst Group	25%	125	14	64	—	—	—	(7)	—	—	—	196
Isagen institutional partners	54%	3,447	99	906	576	—	—	(274)	—	(120)	(366)	4,268
Isagen public non-controlling interests	0.3%	22	—	2	—	—	—	—	—	—	—	24
Other	1.3%-57%	4,973	(129)	317	196	(1)	(624)	(39)	(2,972)	72	(167)	1,626
Total		$26,168	$627	$1,984	$3,770	$(923)	$(1,140)	$(2,314)	$(3,166)	$(599)	$(243)	$24,164
(1)Distributions paid during the year ended December 31, 2025, totaled $2,836 million.
(2)As at December 31, 2024, the 47% of Neoen's ownership interest was not held by Brookfield Renewable and its institutional partners and was recorded as non-controlling interest at its implied fair value equivalent to the amount paid for the initial 53% controlling stake. In accordance with IFRS 10, Consolidated Financial Statements. The MTO conducted during the first quarter of 2025 triggered the reclassification of the non-controlling interest and as of March 31, 2025, the 2% ownership interest that was not held by Brookfield Renewable and its institutional partners was recorded at a value of $194 million within Provisions in the consolidated statements of financial position. During the second quarter of 2025, Brookfield Renewable, together with its institutional partners, completed a squeeze-out procedure to acquire the Neoen shares not tendered in the offer. Refer to Note 3 - Acquisitions for more details.
(3)Includes $1 billion of accumulated other comprehensive income and retained earnings transferred to LP equity related to the acquisition of an incremental 15% ownership in Isagen S.A. E.S.P. Refer to Note 29 - Related party transactions for more details.

F - 73

(MILLIONS)	Interests held by third parties	As at December 31, 2023	Net income (loss)	Other comprehensive income (loss)	Capital contributions	Return of capital	Disposals	Distributions(1)	Acquisitions through business combinations	Other	As at December 31, 2024
Brookfield Americas Infrastructure Fund	78%	$75	$22	$(1)	$—	$(21)	$—	$(31)	$—	$—	$44
Brookfield Infrastructure Fund II	43%-60%	2,463	(9)	(323)	—	(68)	—	(54)	—	2	2,011
Brookfield Infrastructure Fund III	23%-71%	3,214	99	272	1	—	—	(107)	—	(23)	3,456
Brookfield Infrastructure Fund IV	38%-75%	2,411	33	(93)	75	(13)	—	(299)	—	(8)	2,106
Brookfield Infrastructure Fund V	72%	917	52	1,120	53	(153)	—	(32)	—	(2)	1,955
Brookfield Infrastructure Income Fund	3%-25%	349	3	26	190	—	—	(6)	—	6	568
Brookfield Global Transition Fund I	77%-80%	3,682	22	394	1,217	(61)	—	(19)	—	77	5,312
Brookfield Global Transition Fund II	57%-80%	296	—	12	3	—	—	(68)	—	86	329
Neoen institutional partners	3%-14%	—	(8)	—	609	—	—	—	—	—	601
Canadian Hydroelectric Portfolio	50%	1,288	14	(43)	—	—	—	(38)	—	(2)	1,219
The Catalyst Group	25%	122	12	(3)	—	—	—	(6)	—	—	125
Isagen institutional partners	53%	2,704	100	801	—	—	—	(158)	—	—	3,447
Isagen public non-controlling interests	0.3%	18	1	5	—	—	—	(1)	—	(1)	22
Other	0.3%-71%	1,324	12	384	331	(1)	(38)	(72)	3,056	(23)	4,973
Total		$18,863	$353	$2,551	$2,479	$(317)	$(38)	$(891)	$3,056	$112	$26,168
(1)Distributions paid during the year ended December 31, 2024, totaled $891 million.

F - 74

(MILLIONS)	Interests held by third parties	As at December 31, 2022	Net income (loss)	Other comprehensive income (loss)	Capital contributions	Return of capital	Disposals	Distributions(1)	Acquisitions through business combinations	Other	As at December 31, 2023
Brookfield Americas Infrastructure Fund	75%-78%	$477	$27	$(43)	$—	$—	$(388)	$(25)	$—	$27	$75
Brookfield Infrastructure Fund II	43%-60%	2,617	64	(96)	—	—	—	(123)	—	1	2,463
Brookfield Infrastructure Fund III	69%-71%	3,490	108	356	1	—	(32)	(695)	—	(14)	3,214
Brookfield Infrastructure Fund IV	75%	2,134	43	235	162	—	—	(172)	—	9	2,411
Brookfield Infrastructure Fund V	71%	—	291	—	410	(140)	—	—	—	356	917
Brookfield Infrastructure Income Fund	3%	481	(1)	(2)	6	(3)	—	(98)	—	(34)	349
Brookfield Global Transition Fund I	77%-80%	1,461	20	294	2,045	—	(26)	(81)	—	(31)	3,682
Brookfield Global Transition Fund II	50%-51%	—	1	(3)	298		—	—	—	—	296
Canadian Hydroelectric Portfolio	50%	1,148	15	2	—	—	—	(42)	—	165	1,288
The Catalyst Group	25%	115	7	3	—	—	—	(3)	—	—	122
Isagen institutional partners	53%	2,159	98	603	—	—	—	(156)	—	—	2,704
Isagen public non-controlling interests	0.3%	14	1	4	—	—	—	(1)	—	—	18
Other	0.3%-72%	659	(55)	11	71	3	(3)	(32)	414	256	1,324
Total		$14,755	$619	$1,364	$2,993	$(140)	$(449)	$(1,428)	$414	$735	$18,863
(1)Distributions paid during the year ended December 31, 2023, totaled $870 million.

F - 75

The following tables summarize certain financial information of operating subsidiaries that have non-controlling interests that are material to Brookfield Renewable:

			For the year ended December 31, 2025				For the year ended December 31, 2024				For the year ended December 31, 2023
(MILLIONS)	Interests held by third parties	Place of business	Revenue	Net income (loss)	Total comprehensive income (loss)	Net income (loss) allocated to non-controlling interests	Revenue	Net income (loss)	Total comprehensive income (loss)	Net income (loss) allocated to non-controlling interests	Revenue	Net income (loss)	Total comprehensive income (loss)	Net income (loss) allocated to non-controlling interests
Brookfield Americas Infrastructure Fund(1)	78%	United States	$—	$—	$—	$—	$4	$33	$35	$22	$51	$31	$(15)	$27
Brookfield Infrastructure Fund II(1)	58%-60%	United States, Brazil, Europe	168	54	(14)	33	197	(21)	(135)	(11)	187	45	108	27
Brookfield Infrastructure Fund III(2)	69%-71%	United States, Brazil, Europe, India, China	170	20	(457)	15	176	5	(80)	4	192	79	306	56
Brookfield Infrastructure Fund IV	75%	United States, Brazil, India, China	544	185	235	132	585	44	(119)	33	533	46	362	43
Brookfield Infrastructure Fund V	72%	United States	98	(126)	(207)	(80)	188	85	1,650	63	45	411	411	291
Brookfield Global Transition Fund I	77%-80%	North America, Europe, India, China, Australia	348	350	793	307	180	(85)	406	22	145	26	409	20
Brookfield Global Transition Fund II	72%-77%	United Kingdom, India, South Korea	23	(58)	2	(56)	9	(11)	(9)	(8)	—	(1)	(1)	—
Neoen	80%-93%	Europe, Australia, North America, South America	792	312	1,472	290	—	(17)	(39)	(10)	—	—	—	—
Canadian Hydroelectric Portfolio	50%	Canada	135	42	327	22	123	30	(59)	16	130	31	28	16
U.S. Hydroelectric Portfolio(3)	50%-84%	United States	118	15	—	5	124	2	(488)	2	158	77	(181)	37
The Catalyst Group	25%	United States	138	56	318	14	129	49	37	12	102	27	40	7
Isagen(4)	63%	Colombia	1,293	186	1,858	133	1,489	191	1,712	148	1,285	186	1,331	144
TerraForm Power(5)	42%	North America, South America, Europe	985	(181)	(388)	(86)	1,199	131	48	45	1,213	(27)	(93)	(43)
OnPath(6)	3%-65.6%	United Kingdom	97	(32)	67	(1)	97	10	31	5	13	2	(4)	1
Other	1.8%-57%	North America, South America, China, India	720	(214)	(14)	(101)	683	86	971	10	230	(19)	(172)	(7)
Total			$5,629	$609	$3,992	$627	$5,183	$532	$3,961	$353	$4,284	$914	$2,529	$619
(1)Excludes information relating to a 448 MW hydroelectric portfolio in the United States presented separately.
(2)Excludes information relating to Isagen and TerraForm Power which are presented separately.
(3)The total third party ownership interest in the portfolio as of December 31, 2025 was 49.9% - 83.5% and comprised of Brookfield Americas Infrastructure Fund: up to 58.5% Brookfield Infrastructure Fund II: up to 49.9% and Brookfield Infrastructure Income Fund: up to 25%.
(4)The total third party ownership interest in Isagen as of December 31, 2025 was 62.7% and comprised of Brookfield Global Infrastructure Income Fund: 6.8% Isagen Institutional investors: 55.6% and other non-controlling interests: 0.3%.
(5)The total third party interest in Terraform Power as of December 31, 2025 was 41.7% and comprised of Brookfield Infrastructure Fund III: 34.9% and Brookfield Global Infrastructure Income Fund: 6.8%.
(6)The total third party interest in OnPath as of December 31, 2025 was 65.6% and comprised of Brookfield Global Transition Fund II: 62.6% and Brookfield Global Infrastructure Income Fund: 3.0%.

F - 76

The following tables summarize certain financial information of operating subsidiaries that have non-controlling interests that are material to Brookfield Renewable:

(MILLIONS)			As at December 31, 2025:					As at December 31, 2024:
	Interests held by third parties	Place of business	Property, plant and equipment, at fair value	Total assets	Total borrowings	Total liabilities	Carrying value of non-controlling interests	Property, plant and equipment, at fair value	Total assets	Total borrowings	Total liabilities	Carrying value of non-controlling interests
Brookfield Americas Infrastructure Fund(1)	78%	United States	$—	$—	$—	$—	$—	$—	$72	$—	$—	$51
Brookfield Infrastructure Fund II(2)	58%-60%	United States, Brazil, Europe	2,154	2,238	1,024	1,186	641	2,218	2,306	585	656	995
Brookfield Infrastructure Fund III(2)	69%-71%	United States, Brazil, Europe, India, China	2,133	2,325	1,129	1,271	764	2,586	3,637	913	1,357	1,621
Brookfield Infrastructure Fund IV	75%	United States, Brazil, India, China	3,255	4,696	1,831	2,557	1,541	6,817	8,336	3,585	5,141	2,106
Brookfield Infrastructure Fund V	72%	United States	1,991	3,594	213	1,831	1,760	3,917	4,148	599	2,118	1,955
Brookfield Global Transition Fund I	77%-80%	North America, Europe, India, China, Australia	8,579	16,900	4,065	9,747	6,385	7,253	11,272	2,659	6,138	5,312
Brookfield Global Transition Fund II	72%-77%	United Kingdom, India	1,351	3,551	1,200	2,265	727	125	176	80	222	(9)
Neoen	80%-93%	Europe, Australia, North America, South America	8,547	14,468	4,806	11,645	2,702	7,135	14,186	4,579	10,611	3,583
Canadian Hydroelectric Portfolio	50%	Canada	2,370	2,594	133	176	1,341	2,346	2,589	130	171	1,263
U.S. Hydroelectric Portfolio(3)	50%-84%	United States	1,701	2,173	750	865	805	2,790	2,865	733	821	1,009
The Catalyst Group	25%	United States	1,238	1,248	353	360	196	996	1,007	394	406	125
Isagen(4)	63%	Colombia	15,219	16,764	3,596	8,912	4,926	12,431	13,958	3,251	7,443	5,041
TerraForm Power(5)	42%	North America, South America, Europe	6,315	7,085	4,416	6,040	701	7,933	8,731	5,006	7,281	862
OnPath(6)	3%-65.6%	United Kingdom	712	1,247	351	1,028	406	645	975	270	466	342
Other	1.8%-57%	North America, South America, China, India	3,833	5,809	926	2,334	1,269	4,978	7,605	2,099	3,339	1,912
Total			$59,398	$84,692	$24,793	$50,217	$24,164	$62,170	$81,863	$24,883	$46,170	$26,168
(1)Excludes information relating to a 448 MW hydroelectric portfolio in the United States presented separately.
(2)Excludes information relating to Isagen and TerraForm Power which are presented separately.
(3)The total third party ownership interest in the portfolio as of December 31, 2025 was 49.9% - 83.5% and comprised of Brookfield Americas Infrastructure Fund: up to 58.5% Brookfield Infrastructure Fund II: up to 49.9% and Brookfield Infrastructure Income Fund: up to 25%.
(4)The total third party ownership interest in Isagen as of December 31, 2025 was 62.7% and comprised of Brookfield Global Infrastructure Income Fund: 6.8% Isagen Institutional investors: 55.6% and other non-controlling interests: 0.3%.
(5)The total third party interest in Terraform Power as of December 31, 2025 was 41.7% and comprised of Brookfield Infrastructure Fund III: 34.9% and Brookfield Global Infrastructure Income Fund: 6.8%.
(6)The total third party interest in OnPath as of December 31, 2025 was 65.6% and comprised of Brookfield Global Transition Fund II: 62.6% and Brookfield Global Infrastructure Income Fund: 3.0%.

F - 77

General partnership interest in a holding subsidiary held by Brookfield, Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield, Class A exchangeable shares of Brookfield Renewable Corporation held by public shareholders and Brookfield Holders and Class A.2 exchangeable shares of Brookfield Renewable Holdings Corporation held by Brookfield Holders.
Brookfield, as the owner of the 1% GP interest in BRELP, is entitled to regular distributions plus an incentive distribution based on the amount by which quarterly distributions exceed specified target levels. To the extent that LP unit distributions exceed $0.20 per LP unit per quarter, the incentive is 15% of distributions above this threshold. To the extent that quarterly LP unit distributions exceed $0.2253 per LP unit per quarter, the incentive distribution is equal to 25% of distributions above this threshold. Incentive distributions of $145 million were declared during the year ended December 31, 2025 (2024: $128 million).
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
The Redeemable/Exchangeable partnership units, BEPC exchangeable shares, class A.2 exchangeable shares and the GP interest are presented as non-controlling interests since they relate to equity in a subsidiary that is not attributable, directly or indirectly, to Brookfield Renewable. During the year ended December 31, 2025, exchangeable shareholders of BEPC exchanged 36,058 (December 31, 2024: 10,675) BEPC exchangeable shares for an equivalent number of LP units amounting approximately $1 million (December 31, 2024: less than $1 million). No Redeemable/Exchangeable partnership units or class A.2 exchangeable shares have been redeemed.
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
As at December 31, 2025, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and class A.2 exchangeable shares on a combined basis and units of GP interest outstanding were 194,487,939 units (December 31, 2024: 194,487,939 units), 179,604,793 (December 31, 2024: 179,640,851), and 3,977,260 units (December 31, 2024: 3,977,260 units), respectively.
In December 2025, Brookfield Renewable renewed its normal course issuer bid in connection with its outstanding BEPC exchangeable shares. Brookfield Renewable is authorized to repurchase up to 7,244,255 BEPC exchangeable shares, representing 5% of its issued and outstanding BEPC exchangeable shares. The bid will expire on December 17, 2026, or earlier should Brookfield Renewable complete its repurchases prior to such date. During the year ended December 31, 2025 and 2024, there were no BEPC exchangeable shares repurchased.

F - 78

The composition of the distributions are presented in the following table:

(MILLIONS)	2025	2024	2023
General partnership interest in a holding subsidiary held by Brookfield	$6	$6	$5
Incentive distribution	145	128	111
	151	134	116
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	293	277	265
BEPC exchangeable shares and class A.2 exchangeable shares held by
Brookfield Holders	67	64	61
External shareholders	202	192	180
Total BEPC exchangeable shares and class A.2 exchangeable shares	269	256	241
	$713	$667	$622
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

(MILLIONS)	2025	2024	2023
For the year ended December 31:
Revenue	$6,407	$5,876	$5,038
Net income (loss)	712	(9)	616
Comprehensive income	3,851	3,348	2,036
Net income (loss) allocated to(1):
General partnership interest in a holding subsidiary held by Brookfield	144	125	111
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	(48)	(174)	(63)
BEPC exchangeable shares and class A.2 exchangeable shares	(44)	(160)	(57)
As at December 31:
Property, plant and equipment, at fair value	$70,456	$73,475
Total assets	98,701	94,809
Total borrowings	34,892	34,390
Total liabilities	63,727	58,353
Carrying value of (2):
General partnership interest in a holding subsidiary held by Brookfield	52	50
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	2,524	2,457
(1)Allocated based on weighted-average GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable and class A.2 exchangeable shares and LP units of 4.0 million, 194.5 million, 179.6 million and 287.0 million, respectively (2024: 4.0 million, 194.5 million, 179.6 million and 285.5 million, respectively and 2023: 4.0 million, 194.5 million, 176.3 million and 282.4 million, respectively).
(2)Allocated based on outstanding GP interest, Redeemable/Exchangeable partnership units, BEPC exchangeable and class A.2 exchangeable shares and LP units of 4.0 million, 194.5 million, 179.6 million and 306.0 million, respectively (2024: 4.0 million, 194.5 million, 179.6 million and 285.2 million, respectively).

F - 79

Preferred equity
Brookfield Renewable’s preferred equity as at December 31 consists of Class A Preference Shares of Brookfield Renewable Power Preferred Equity Inc. (“BRP Equity”) as follows:

	Shares outstanding	Cumulative dividend rate (%)	Earliest permitted redemption date	Dividends declared for the year ended December 31		Carrying value as at
(MILLIONS, EXCEPT AS NOTED)				2025	2024	December 31, 2025	December 31, 2024
Series 1 (C$136)	8.37	5.2	April 2025	$8	$4	$152	$119
Series 2 (C$113)(1)	1.59	5.3	April 2025	2	4	29	54
Series 3 (C$249)	9.96	6.5	July 2024	10	10	180	172
Series 5 (C$103)	4.11	5.0	April 2018	4	4	75	71
Series 6 (C$175)	7.00	5.0	July 2018	6	6	127	121
	31.03			$30	$28	$563	$537
(1)Dividend rate represents annualized distribution based on the most recent quarterly floating rate.
Distributions paid during the year ended December 31, 2025, totaled $25 million (2024: $28 million and 2023: $27 million).
The Class A Preference Shares do not have a fixed maturity date and are not redeemable at the option of the holders. As at December 31, 2025, none of the issued Class A Preference Shares have been redeemed by BRP Equity.
During the year, Brookfield Renewable declared the fixed quarterly distributions on the Class A Preference Shares, Series 1 of BRP Equity during the five years commencing May 1, 2025 will be paid at an annual rate of 5.203%
During the year, Brookfield Renewable declared the floating quarterly distributions on the Class A Preference Shares, Series 2 of BRP Equity during the three months commencing May 1, 2025 will be paid at an annualized rate of 5.27%.
During the year, 1,619 Class A Preference Shares, Series 1 of BRP Equity were converted, on a one-for-one basis, into Class A Preference Shares, Series 2 of BRP Equity.
During the year, 1,524,396 Class A Preference Shares, Series 2 of BRP Equity were converted, on a one-for-one basis, into Class A Preference Shares, Series 1 of BRP Equity.
In December 2025, the Toronto Stock Exchange accepted notice of BRP Equity's intention to renew the normal course issuer bid in connection with its outstanding Class A Preference Shares for another year to December 17, 2026, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, BRP Equity is permitted to repurchase up to 10% of the total public float for each respective series of the Class A Preference Shares. There were no repurchases of Class A Preference Shares during 2025 or 2024 in connection with the normal course issuer bid.
Perpetual subordinated notes
Brookfield Renewable’s perpetual subordinated notes consists:

(MILLIONS EXCEPT AS NOTED)	Notes outstanding	Interest rate (%)	Earliest permitted redemption date	Interest expense for the year ended December 31		Carrying value as at
Issuance date				2025	2024	December 31, 2025	December 31, 2024
April 2021	14.0	4.63	April 2026	$16	$16	$340	$340
December 2021	10.4	4.88	December 2026	13	13	252	252
March 2024	6.0	7.25	March 2029	11	8	145	145
	30.4			$40	$37	$737	$737
Distributions paid during the year ended December 31, 2025, totaled $40 million (2024: $37 million and 2023: $29 million).

F - 80

16. PREFERRED LIMITED PARTNERS’ EQUITY
Brookfield Renewable’s preferred limited partners’ equity comprises of Class A Preferred units as follows:

(MILLIONS, EXCEPT AS NOTED)	Shares outstanding	Cumulative distribution rate (%)	Earliest permitted redemption date	Distributions declared for the year ended December 31		Carrying value as at
				2025	2024	December 31, 2025	December 31, 2024
Series 7 (C$175)	7.00	5.50	January 2026	7	7	128	128
Series 13 (C$250)	10.00	6.05	April 2028	11	10	196	196
Series 15 (C$175)	—	—	April 2024	—	2	—	—
Series 17 ($200)	8.00	5.25	March 2025	10	11	195	195
Series 18 (C$150)	6.00	5.50	April 2027	6	7	115	115
	31.00			$34	$37	$634	$634
Distributions paid during the year ended December 31, 2025, totaled $32 million (2024: $37 million and 2023: $41 million).
Class A Preferred LP Units - Normal Course Issuer Bid
In December 2025, the Toronto Stock Exchange accepted notice of Brookfield Renewable's intention to renew the normal course issuer bid in connection with the outstanding Class A Preferred Limited Partnership Units for another year to December 17, 2026, or earlier should the repurchases be completed prior to such date. Under this normal course issuer bid, Brookfield Renewable is permitted to repurchase up to 10% of the total public float for each respective series of its Class A Preferred Limited Partnership Units. No units were repurchased during 2025 or 2024.
17. LIMITED PARTNERS’ EQUITY
Limited partners’ equity
On November 10, 2025, Brookfield Renewable completed the issuance of 15,050,200 LP Units on a bought deal basis at a price of $29.90 per LP Unit for gross proceeds of $450 million. Concurrently, a subsidiary of Brookfield Corporation purchased 6,967,670 LP Units at the LP unit offering price (net of underwriting commission). The aggregate gross proceeds of the offering and the concurrent private placement was approximately $650 million. Brookfield Renewable incurred $18 million in related transaction costs inclusive of fees paid to the underwriters that was recorded in equity.
As at December 31, 2025, 305,987,962 LP units were outstanding (2024: 285,180,371 LP units) including 81,306,719 LP units (2024: 74,339,049 LP units) held by Brookfield Holders. Brookfield owns all general partnership interests in Brookfield Renewable representing a 0.01% interest.f the proceeds from the offering of LP units.
During the year ended December 31, 2025, 276,638 LP units (2024: 285,010 LP units) were issued under the distribution reinvestment plan at a total value of $7 million (2024: $7 million).
During the year ended December 31, 2025, exchangeable shareholders of BEPC exchanged 36,058 BEPC exchangeable shares (2024: 10,675 shares) for an equivalent number of LP units amounting to less than $1 million (2024: less than $1 million).
As at December 31, 2025, Brookfield Holders held a direct and indirect interest of approximately 47% of Brookfield Renewable on a fully-exchanged basis. Brookfield Holders held a direct and indirect interest of 320,608,493 LP units, Redeemable/Exchangeable partnership units, BEPC exchangeable shares and class A.2 exchangeable shares, the remaining is held by public investors.
On an unexchanged basis, Brookfield Holders holds a 27% direct limited partnership interest in Brookfield Renewable, a 39% direct interest in BRELP through the ownership of Redeemable/Exchangeable partnership units, a direct 1% GP interest in BRELP and a 25% direct interest in the BEPC exchangeable shares and class A.2 exchangeable shares of BEPC as at December 31, 2025.

F - 81

In December 2025, Brookfield Renewable renewed its normal course issuer bid in connection with its LP units. Brookfield Renewable is authorized to repurchase up to 15,296,104 LP unit representing 5% of its issued and outstanding LP units. The bid will expire on December 17, 2026, or earlier should Brookfield Renewable complete its repurchases prior to such date. During the year ended December 31, 2025, there were 1,522,975 LP units (2024: 2,279,654 units) repurchased and cancelled at a total cost of $34 million (2024 $52 million).
Distributions
The composition of the distributions are presented in the following table:

(MILLIONS)	2025	2024
Brookfield Holders	$112	$105
External LP unitholders	322	301
	$434	$406
In January 2026, distributions to unitholders were increased to $1.568 per LP unit on an annualized basis, an increase of over 5%, or $0.08 per LP unit, which will take effect on the distribution payable in March 2026.
Distributions paid during the year ended December 31, 2025, totaled $427 million (2024: $395 million and 2023: $370 million).
18. GOODWILL
The following table provides a reconciliation of goodwill:

(MILLIONS)	Notes	Total
Balance, as at December 31, 2023		$1,944
Acquisitions through business combinations	3	3,556
Adjustments to purchase equation	3	118
Disposal	4	(63)
Foreign exchange and other		(121)
Balance, as at December 31, 2024		5,434
Acquisitions through business combinations	3	71
Adjustments to purchase equation	3	266
Disposal	4	(115)
Change in basis of accounting(1)	4	(206)
Foreign exchange and other		569
Balance, as at December 31, 2025		$6,019
(1)Includes the derecognition of a renewable operating and development platform in India. Refer to Note 4 - Disposal of assets for more details.

F - 82

Goodwill is allocated to the following CGUs or group of CGUs:

(MILLIONS)	2025	2024
Value-in-use method
U.S. Utility-scale Solar(1)	$381	$307
U.S. Distributed Generation(2)	236	351
U.S Wind	9	9
Europe Storage(3)	149	139
Europe Utility-scale Solar(3)	116	105
Europe Wind(3)	79	73
APAC Wind(4)	8	109
APAC Solar(4)	21	102
APAC Distributed Generation(4)	3	26
Chile Distributed Generation	16	16
Neoen
Australia Wind	900	921
Australia Storage	735	377
Rest of the World Solar	1,121	1,338
Rest of the World Storage	1,025	404
Rest of the World Wind	411	465
	5,210	4,742
Fair value less costs of disposal
Europe Utility-scale Solar	94	82

Colombia Hydroelectric(5)	715	610
	$6,019	$5,434
(1)Includes $307 million (2024: $307 million) of goodwill related to the acquisition of a utility scale development business with a 20 GW portfolio in the United States acquired in 2022 and $71 million (2024: nil) of goodwill related to the acquisition of Geronimo Power in 2025. Refer to Note 3 - Acquisitions for more details.
(2)Includes nil (2024: $115 million) of goodwill related to 360 MW of operating and 700 MW of development business acquired in 2021 and $236 million (2024: $236 million) related to the acquisition of an integrated distributed generation developer with approximately 500 MW of contracted operating and under construction assets and an 1.8 GW of development pipeline in the United States acquired in 2022.
(3)Includes $44 million (2024: $40 million) in solar, $79 million (2024: $73 million) in wind, and $149 million (2024: $139 million) in storage of goodwill related to a leading independent U.K. renewables developer with 260 MW onshore wind assets, 800 MW near-term development and another 3 GW of later stage projects acquired in 2023, and $72 million (2024: $64 million) of goodwill related to a 1.7 GW portfolio of utility-scale solar development assets in Germany acquired in 2022.
(4)Includes nil (2024: $100 million) in wind, nil (2024: $80 million) in solar, and nil (2024: $22 million) in distributed generation of goodwill related to a leading renewables developer with 4.5 GW of operating and under construction renewable power and energy storage assets acquired in 2023. Includes $8 million (2024: $9 million) of wind and $13 million (2024: $14 million) of solar related to a renewable energy developer in India with 524 MW of operating and 2.5 GW of under construction projects acquired in 2024. Includes $3 million (2024: $3 million) related to a 341 MW of operating and 2.2 GW of under construction distributed generation assets in South Korea acquired in 2024. Includes $8 million (2024: $8 million) related to a 600 MW portfolio of operating solar assets in China acquired in 2024.
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

As at December 31, 2025, Brookfield Renewable performed an impairment test at the level that goodwill is monitored by management. Brookfield Renewable did not identify any impairments of goodwill. In performing this impairment test, management removed the ‘non-core’ goodwill that continued to be supported by the existence of the original deferred tax liability that gave rise to the goodwill from the carrying value of the applicable assets.

F - 83

For the remaining goodwill balance, goodwill is determined by cash flow or fair value less costs of disposal models where by the fair value measurement is classified as Level 3. The key inputs in determining the fair value of each cash generating unit under the value in use model are the utilization of discount rates ranging from 8% to 17%, terminal capitalization rate of 3x to 9x, discrete cash flow periods of 5 years, forecasted development MWs per annum, and future leverage assumptions for the platforms. These key inputs are determined based on a combination of operational data and historical experience. Cash flows beyond the five-year forecast period reflect the business’s steady-state development profile supported by identified project pipelines.
19. CAPITAL MANAGEMENT
Brookfield Renewable’s primary capital management objectives are to ensure the sustainability of its capital to support continuing operations, meet its financial obligations, allow for growth opportunities and provide stable distributions to its LP unitholders. Brookfield Renewable’s capital is monitored through the debt-to-total capitalization ratio on a corporate and consolidated basis. As at December 31, 2025 these ratios were 14% and 39%, respectively (2024: 15% and 40%, respectively).
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
Brookfield Renewable’s strategy during 2025, which was unchanged from 2024, was to maintain the measures set out in the following schedule as at December 31:

	Corporate		Consolidated
(MILLIONS)	2025	2024	2025	2024
Corporate credit facility(1)	$—	$240	$—	$240
Commercial paper(1)	194	431	194	431
Debt
Medium-term notes(2)	3,187	3,008	3,187	3,008
Hybrid notes(2)	328	139	328	139
Non-recourse borrowings(3)	—	—	31,555	30,904
	3,515	3,147	35,070	34,051
Deferred income tax liabilities, net(4)	—	—	8,902	8,109
Equity
Non-controlling interest	—	—	24,164	26,168
Preferred equity	563	537	563	537
Perpetual subordinated notes	737	737	737	737
Preferred limited partners’ equity	634	634	634	634
Unitholders’ equity	8,876	8,380	8,876	8,380
Total capitalization	$14,325	$13,435	$78,946	$78,616
Debt-to-total capitalization(1)	25%	23%	44%	43%
Debt-to-total capitalization (market value)(5)	14%	15%	39%	40%
(1)Draws on corporate credit facilities and commercial paper issuances are excluded from the debt-to-total capitalization ratios as they are not a permanent source of capital.
(2)Medium-term and Hybrid notes are unsecured and guaranteed by Brookfield Renewable and excludes $23 million (2024: $16 million) of deferred financing fees, net of unamortized premiums.
(3)Consolidated non-recourse borrowings include $1,569 million (2024: $1,494 million) borrowed under a subscription facility of a Brookfield sponsored private fund and excludes $168 million (2024: $171 million) of deferred financing fees and $181 million (2024: $145 million) of unamortized premiums and discounts.
(4)Deferred income tax liabilities less deferred income tax assets.
(5)Based on market values of Preferred equity, Perpetual subordinated notes, Preferred limited partners’ equity and Unitholders’ equity.

F - 84

20. EQUITY-ACCOUNTED INVESTMENTS
The following table outlines the changes in Brookfield Renewable’s equity-accounted investments:

(MILLIONS)	2025	2024	2023
Balance, beginning of year	$2,740	$2,546	$1,392
Acquisitions through business combinations	919	—	44
Investment(1)	245	389	700
Return of capital	—	(5)	—
Share of net (loss) income	(110)	(88)	186
Share of other comprehensive income	216	443	162
Dividends received	(159)	(90)	(58)
Change in basis of accounting, net(2)(3)(4)(5)	366	—	105
Transfer to assets held for sale	—	(421)	—
Disposal	(192)	—	—
Foreign exchange translation and other	62	(34)	15
Balance, end of year	$4,087	$2,740	$2,546
(1)Includes Isagen S.A. E.S.P.’s investment in a utility-scale solar asset. Refer to Note 3 - Acquisitions for more details.
(2)Includes the recognition of an 845 MW wind portfolio in the U.S. Refer to Note 4 - Disposal of assets for more details.
(3)Includes the recognition of a renewable operating and development platform in India. Refer to Note 4 - Disposal of assets for more details.
(4)Includes the recognition of a distributed generation development platform in the U.S. Refer to Note 4 - Disposal of assets for more details.
(5)Includes the derecognition of Westinghouse. In the fourth quarter of 2025, the Partnership terminated a voting agreement with an entity managed by Brookfield Asset Management which previously had given the Partnership significant influence over Westinghouse. The termination was effected to simplify the governance structure of the Brookfield consortium’s holdings in Westinghouse to assist in accelerating the build out of new nuclear reactors in the U.S. and globally. The termination of the agreement resulted in Brookfield Renewable no longer having significant influence over the investment with no change in its underlying economic interest in the business. Consequently, its equity-accounted investment of $428 million was derecognized, with the retained 11% interest recognized at its fair value of $1,047 million as a financial asset on the consolidated statement of financial position, with a gain of $619 million arising from the remeasurement recognized in other income in the consolidated statements of income (loss).
The following table presents the ownership interests and carrying values of Brookfield Renewable’s investments in associates and joint ventures, all of which are accounted for using the equity method:

	Ownership Interest		Carrying Value
	2025	2024	2025	2024
Hydroelectric	22%-50%	22%-50%	$517	$349
Wind	25%-50%	25%-50%	1,016	476
Utility-scale solar	25%-65%	25%-65%	1,398	320
Distributed energy & storage	13%-67%	50%-67%	597	680
Sustainable solutions	4%-67%	4%-67%	559	915
			$4,087	$2,740
The following table presents total assets, as well as total liabilities of Brookfield Renewable’s investments in associates and joint ventures:

	Total Assets		Total Liabilities
	2025	2024	2025	2024
Hydroelectric	$2,274	$2,063	$852	$698
Wind	7,643	4,151	4,618	2,573
Utility-scale solar	8,430	3,732	4,650	1,937
Distributed energy & storage	3,398	2,776	1,667	1,460
Sustainable solutions	6,433	8,105	2,053	1,830
	$28,178	$20,827	$13,840	$8,498

F - 85

The following table presents total revenues, net income (loss) and other comprehensive income (loss) (“OCI”) of Brookfield Renewable’s investments in associates and joint ventures:

(MILLIONS)	2025			2024			2023
	Revenues	Net income (loss)	OCI	Revenues	Net income (loss)	OCI	Revenues	Net income (loss)	OCI
Hydroelectric	$105	$(15)	$13	$115	$49	$849	$105	$74	$(14)
Wind	391	(109)	146	56	(11)	35	—	3	21
Utility-scale solar	204	(108)	—	52	(152)	200	28	478	63
Distributed energy & Storage	248	(12)	33	461	(47)	98	604	210	373
Sustainable solutions	1,357	9	17	1,020	(205)	109	1,016	46	62
	$2,305	$(235)	$209	$1,704	$(366)	$1,291	$1,753	$811	$505
21. CASH AND CASH EQUIVALENTS
Brookfield Renewable’s cash and cash equivalents as at December 31 are as follows:

(MILLIONS)	2025	2024
Cash	$1,493	$2,682
Short-term deposits	480	146
Cash subject to restriction	120	307
	$2,093	$3,135

22. RESTRICTED CASH
Brookfield Renewable’s restricted cash as at December 31 is as follows:

(MILLIONS)	Note	2025	2024
Operations		$202	$284
Credit obligations		161	157
Capital expenditures and development projects		5	22
Total		368	463
Less: non-current	24	(148)	(177)
Current		$220	$286

F - 86

23. TRADE RECEIVABLES AND OTHER CURRENT ASSETS
Brookfield Renewable’s trade receivables and other current assets as at December 31 are as follows:

(MILLIONS)	2025	2024
Trade receivables	$920	$808
Prepaids and other	207	174
Sales tax receivables	208	193
Inventory	177	154
Tax receivables	377	91
Deposits and advances	142	200
Collateral deposits(1)	151	197
Current portion of contract asset	74	65
Other short-term receivables	286	242
	$2,542	$2,124
(1)Collateral deposits are related to energy derivative contracts that Brookfield Renewable enters into in order to mitigate the exposure to wholesale market electricity prices on the future sale of uncontracted generation, as part of Brookfield Renewable's risk management strategy.
As at December 31, 2025, 88% (2024: 83%) of trade receivables were current. Brookfield Renewable does not expect issues with collectability of these amounts. Accordingly, as at December 31, 2025 and 2024 an allowance for doubtful accounts for trade receivables was not deemed necessary. Trade receivables are generally on 30-day terms and credit limits are assigned and monitored for all counterparties. In determining the recoverability of trade receivables, management performs a risk analysis considering the type and age of the outstanding receivables and the credit worthiness of the counterparties. Management also reviews trade receivable balances on an ongoing basis.
24. OTHER LONG-TERM ASSETS
Brookfield Renewable’s other long-term assets as at December 31 are as follows:

(MILLIONS)	Note	2025	2024
Long-term receivables		$495	$396
Contract asset		209	250
Due from related parties	29	12	8
Restricted cash	22	148	177
Other		89	110
		$953	$941
At December 31, 2025 and 2024, restricted cash was held primarily to satisfy operations and maintenance reserve requirements, lease payments and credit agreements.
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

F - 87

25. ACCOUNTS PAYABLE AND ACCRUED LIABILITIES
Brookfield Renewable’s accounts payable and accrued liabilities as at December 31 are as follows:

(MILLIONS)	2025	2024
Accounts payable	$959	$787
Operating accrued liabilities	624	733
Interest payable on borrowings	247	264
Income tax payable	85	28
LP Unitholders distributions, preferred limited partnership unit distributions, preferred dividends payable, perpetual subordinate notes distributions and exchange shares dividends(1)	65	60
Current portion of contract liability	63	47
Current portion of lease liabilities	53	49
Other	150	136
	$2,246	$2,104
(1)Includes amounts payable only to external LP unitholders and BEPC exchangeable shareholders. Amounts payable to Brookfield Holders are included in due to related parties.
26. PROVISIONS

The following table presents the change in the decommissioning liabilities for Brookfield Renewable:

(MILLIONS)	2025	2024
Balance, beginning of the year	$1,095	$976
Additions	108	50
Acquisitions through business combinations	19	183
Disposal	(223)	(50)
Transfer to liabilities directly associated with assets held for sale	(203)	—
Accretion	50	47
Changes in estimates(1)	7	(98)
Foreign exchange	34	(16)
Other	(28)	3
Balance, end of the year	$859	$1,095
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
Provisions also includes contingent and deferred acquisition consideration of $203 million (2024: $283 million).
27. OTHER LONG-TERM LIABILITIES
Brookfield Renewable’s other long-term liabilities as at December 31 are comprised of the following:

(MILLIONS)	2025	2024
Lease liabilities	$852	$1,109
Contract liabilities	679	686
Pension obligations	62	56
Other	231	225
	$1,824	$2,076
Contract liabilities are the result of the amendment to the energy revenue agreement between Brookfield and several entities owned by Brookfield Renewable in the United States. See Note 24 – Other long-term assets, for additional

F - 88

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
In the normal course of business, Brookfield Renewable will enter into capital expenditure commitments which primarily relate to contracted project costs for various growth initiatives. As at December 31, 2025, Brookfield Renewable had $4,770 million (2024: $2,923 million) of capital expenditure commitments outstanding, of which $2,692 million (2024: $2,221 million) is payable in less than one year, $1,982 million (2024: $696 million) in two to five years, and $96 million (2024: $6 million) thereafter.
The following table lists the assets and portfolio of assets that Brookfield Renewable, together with institutional partners have agreed to acquire which are subject to customary closing conditions as at December 31, 2025:

Region	Technology	Capacity	Consideration	Brookfield Renewable Economic Interest	Expected Close
South Korea	Utility-scale solar	244 MW development	KRW70 billion ($50 million)	28%	Q1 2032
China	Wind	201 MW development	CNY503 million ($72 million)	20%	Q1 2026
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

F - 89

Letters of credit issued by Brookfield Renewable along with institutional partners and its subsidiaries were as at the following dates:

(MILLIONS)	2025	2024
Brookfield Renewable along with institutional partners	$93	$74
Brookfield Renewable's subsidiaries	4,306	2,718
	$4,399	$2,792
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

F - 90

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
Master Services Agreement
Brookfield Renewable entered into an agreement with Brookfield Corporation pursuant to which Brookfield Corporation has agreed to provide oversight of the business and provide the services of senior officers to Brookfield Renewable for a management service fee. The fee is paid on a quarterly basis and has a fixed quarterly component of $5 million and a variable component calculated as a percentage of the increase in the total capitalization value of Brookfield Renewable over an initial reference value (subject to an annual escalation by a specified inflation factor beginning on January 1, 2013). Total capitalization value as of December 31, 2025 is $26 billion, which against the initial reference value of $8 billion and factoring in the annual amount of $28 million (as adjusted for inflation), resulted in a management service fee payment for the year ended December 31, 2025 of $223 million (2024: $204 million and 2023: $205 million).
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

F - 91

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
Brookfield will support the price that Brookfield Renewable receives for energy generated by certain facilities in the United States at a price $75 per MWh. This price is to be increased annually on January 1 until 2021 by an amount equal to 40% of the increase in the CPI during the previous calendar year, but not exceeding an increase of 3% in any calendar year. The price was reduced by $3 per MWh per year from 2021 to 2025 and will be further reduced by $5.04 per MWh in 2026. The energy revenue agreement will terminate in 2046 and provides Brookfield the right to terminate the agreement in 2036.
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
Brookfield Renewable entered into voting agreements with certain Brookfield subsidiaries whereby these subsidiaries, as managing members of entities related to Brookfield Infrastructure Fund II (the “BIF II Entities”) in which Brookfield Renewable holds investments in power generating operations with institutional partners, agreed to provide to Brookfield Renewable the authority to direct the election of the Boards of Directors of the BIF II Entities. Brookfield Renewable’s economic interests in the BIF II Entities are between 40% and 57%.

F - 92

Except as set out below in respect to TerraForm Power, Brookfield Renewable entered into voting agreements with certain Brookfield subsidiaries as managing members of entities related to Brookfield Infrastructure Fund III (the “BIF III Entities”) in which Brookfield Renewable holds investments in power generating operations with institutional partners, Brookfield agreed to provide to Brookfield Renewable the authority to direct the election of the Boards of Directors of the BIF III Entities. Brookfield Renewable’s economic interests in the BIF III Entities are between 29% and 31%.
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
Brookfield Renewable entered into voting agreements with certain Brookfield subsidiaries whereby these subsidiaries, as managing members of entities related to Brookfield Infrastructure Fund IV (the “BIF IV Entities”) and Brookfield Infrastructure Fund V (the “BIF V Entities”) in which Brookfield Renewable holds investments in power generating operations with institutional partners, agreed to provide to Brookfield Renewable the authority to direct the election of the Boards of Directors of the BIF IV and V Entities. Brookfield Renewable’s economic interests in the BIF IV Entities is 25% and 25% to 28% in BIF V Entities.
Brookfield Renewable entered into voting agreements with certain Brookfield subsidiaries whereby these subsidiaries, as managing members of entities related to Brookfield Global Transition Fund (the “BGTF I Entities”) and Brookfield Global Transition Fund II (the “BGTF II Entities”), agreed to provide to Brookfield Renewable the authority to direct the election of the Boards of Directors of the BGTF I and II Entities, giving Brookfield Renewable control or significant influence over the entities that own certain renewable power and sustainable solution investments with institutional partners. Brookfield Renewable’s economic interest in BGTF I Entities is 20% and holds 9% to 28% in BGTF II Entities.
Brookfield Renewable entered into a voting agreement with Brookfield to gain control of BGTF Finco LLC, the primary borrower under the Brookfield Global Transition Fund subscription facility. The voting agreements provide Brookfield Renewable with control and accordingly, Brookfield Renewable consolidates the accounts of this entity.
Other Agreements
Credit facilities and funds on deposit
Brookfield Corporation has provided a $400 million unsecured revolving credit facility maturing in December 2030 and the draws bear interest at the Secured Overnight Financing Rate plus 1.80%. As at December 31, 2025, there were no draws on the committed unsecured revolving credit facility provided by Brookfield Corporation.

F - 93

Brookfield Corporation may from time to time place funds on deposit with Brookfield Renewable which are repayable on demand including any interest accrued. There were nil funds placed on deposit with Brookfield Renewable as at December 31, 2025 (2024: nil). The interest expense on the Brookfield Corporation credit facility and deposit for the year ended December 31, 2025 totaled nil (2024: nil and 2023: nil).
During the fourth quarter of 2025, an associate of Brookfield Renewable signed a tax credit transfer agreement for $111 million with a private fund managed by BAM.
From time to time Brookfield Renewable may enter into short-term arrangements with private funds consolidated by Brookfield that permit such entities to place funds on deposit with Brookfield Renewable up to a limit of $750 million per deposit. Interest earned or incurred on such deposits fall between the interest rate that would otherwise be payable by Brookfield Renewable under its commercial paper program or credit facilities with unrelated parties and the interest rate that would otherwise be available to the applicable depositing party in similar transactions on an arms’ length basis with unrelated parties. Each deposit carries a maturity date which must not exceed three months, however the private fund consolidated by Brookfield may request repayment upon three business days' written notice. As at December 31, 2025, there were $268 million (2024: nil) of funds placed on deposit with Brookfield Renewable, which carries an interest rate of 4.02%. Deposits placed are reflected within due to related parties on the consolidated statements of financial position. The interest expense paid on the deposits for year ended December 31, 2025 totaled approximately less than $1 million (2024: nil).
Brookfield Renewable participates with institutional partners in Brookfield Americas Infrastructure Fund, Brookfield Infrastructure Fund II, Brookfield Infrastructure Fund III, Brookfield Infrastructure Fund IV, Brookfield Infrastructure Fund V, Brookfield Infrastructure Debt Fund, Brookfield Global Transition Fund I, Brookfield Global Transition Fund II, and The Catalytic Transition Fund (“Private Funds”). Brookfield Renewable, together with our institutional partners, has access to financing under Brookfield sponsored credit facilities.
From time to time, Brookfield Wealth Solutions and its related entities may agree to provide financing to Brookfield Renewable. In addition, Brookfield Wealth Solutions and its related entities may also participate, alongside unaffiliated third parties on market terms and at market rates, in capital raises undertaken by Brookfield Renewable that are recognized within preferred limited partners’ equity, corporate and non-recourse borrowings in the statement of financial position. During the year ended December 31, 2025, Brookfield Renewable, together with its institutional partners, agreed to $200 million of tax equity financings through a preferred equity structure accounted for in accordance with IFRS 9 with Brookfield Wealth Solutions. As at December 31, 2025, Brookfield Renewable, together with its institutional partners, had the following balances owing to Brookfield Wealth Solutions: $58 million of non-recourse borrowings (December 31, 2024: $65 million); $7 million of corporate borrowings (December 31, 2024: $7 million); $49 million of tax equity financings classified as financial instrument liabilities (December 31, 2024: $1 million); $11 million of preferred limited partners equity (December 31, 2024: $10 million); and $750 million of borrowings classified as due to related party (December 31, 2024: $348 million).
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

F - 94

Brookfield Renewable from time to time may enter into agreements with Brookfield and its subsidiaries to transfer income tax credits generated by renewable energy projects. During the year ended December 31, 2025, Brookfield Renewable transferred $19 million (2024: $131 million) of income tax credits to Brookfield and its subsidiaries.
During the first quarter of 2025, Brookfield Renewable, together with its institutional partners, completed the sale of a 52 MW utility-scale solar asset in Jamaica owned by Neoen to an associate of Brookfield Renewable for proceeds of approximately $19 million (approximately $2 million net to Brookfield Renewable). The asset was subject to a pre-existing sale and purchase agreement negotiated at arm's length that was entered into prior to Brookfield Renewable acquiring Neoen and therefore no gain or loss was recorded as a result of the transaction.
During the third quarter of 2025, Brookfield Renewable, together with its institutional partners, completed the sale of a 6% minority interest in a renewable operating and development platform in India for proceeds of $45 million ($9 million net to Brookfield Renewable) to an associate of the initial public offering’s (“IPO”) founder group to facilitate the IPO of equity shares by the platform. The disposal was treated as an equity transaction under IFRS 10, Consolidated Financial Statements and therefore no gain or loss was recorded as a result of the transaction. Brookfield Renewable, together with its institutional partners, provided financing to the associate for approximately $70 million ($14 million net to Brookfield Renewable) to facilitate the sale. The remainder of the proceeds were used to acquire additional shares from unaffiliated third parties, at an equivalent value, as part of the IPO process. Subsequent to year-end, as a result of the successful launch of the IPO, a 3% interest was transferred to a member of the IPO Founder Group for nominal consideration, as part of a pre-existing agreement.
During the fourth quarter of 2025, Brookfield Renewable completed the acquisition of an incremental 15% ownership in Isagen for $1 billion from institutional partners within a private fund consolidated by Brookfield, at a value equivalent to the purchase price agreed to with an unaffiliated third party. Brookfield Renewable increased its ownership in the business to approximately 37.3% and continues to consolidate the business. In connection with closing of the transaction, Brookfield Renewable obtained $400 million in financing from Brookfield Wealth Solutions.
During the fourth quarter of 2025, Brookfield Renewable, together with its institutional partners, completed the sale of a 25% interest in a 403 MW portfolio of operating hydroelectric assets in the U.S. for proceeds of approximately $230 million ($111 million net to Brookfield Renewable) to a private fund managed by BAM, at a value equivalent to what was agreed to with an unaffiliated third party.
During the fourth quarter of 2025, Brookfield Renewable, together with its institutional partners, agreed to contribute its 100% interest in a 200 MW Spanish distributed generation business with a fair value of approximately €116 million ($136 million) into a U.K. distributed generation joint venture with a Brookfield Renewable associate for an additional 16% interest.
During the fourth quarter of 2025, Brookfield Renewable, together with its institutional partners, completed the sale of a 100% interest in a 1.5 GW portfolio of operating distributed generation assets in the U.S. 53% was sold, for proceeds, net of transaction costs, of approximately $1.1 billion ($445 million net to Brookfield Renewable), to a private fund managed by BAM, at a value equivalent to what was agreed to with the unaffiliated third party that acquired the remaining 47%.
During the fourth quarter of 2025, a subsidiary of Brookfield Corporation purchased 6,967,670 LP Units at the LP unit offering price of $29.90 (net of underwriting commissions).
Subsequent to year-end, Brookfield Renewable, together with its institutional partners, agreed to the sale of a 2.3 GW U.S. renewables portfolio for proceeds of approximately $1.3 billion ($316 million net to Brookfield Renewable), of which 33.3% was agreed to be sold to a private fund managed by BAM, at a value equivalent to what was agreed to with the unaffiliated third parties that agreed to acquire the remaining 66.6% interest in the portfolio. The closing of this transaction is subject to customary closing conditions.

F - 95

The following table reflects the related party agreements and transactions in the consolidated statements of income (loss), for the years ended December 31:

(MILLIONS)	2025	2024	2023
Revenues
Power purchase and revenue agreements	$18	$—	$14
Development services	23	—	—
	$41	$—	$14

Other income
Gain on disposition	$—	$23	$—
Interest and other investment income	19	—	—
Distribution income	—	3	8
	$19	$26	$8

Direct operating costs
Other related party services	$(22)	$(12)	$(5)

Interest expense
Borrowings	$(189)	$(63)	$(35)
Contract balance accretion	(31)	(30)	(26)
	$(220)	$(93)	$(61)

Other
Other related party services (expense) income	$—	$5	$3
Financial instrument gain	1	3	21
	$1	$8	$24

Management service costs	$(223)	$(204)	$(205)

Current income tax
Investment tax credits	$19	$131	$—

F - 96

The following table reflects the impact of the related party agreements and transactions on the consolidated statements of financial position as at December 31:

(MILLIONS)	Related party	2025	2024
Current assets
Trade receivables and other current assets
Contract asset	Brookfield	$74	$65
Due from related parties
Amounts due from	Brookfield(1)	511	573
	Equity-accounted investments and other	433	300
		944	873
Assets held for sale	Equity-accounted investments and other	—	125
Financial instrument assets	Brookfield	—	38

Non-current assets
Financial instrument assets	Brookfield	71	—
Other long-term assets
Contract asset	Brookfield	209	250
Due from related parties	Equity-accounted investments and other	12	8

Current liabilities
Contract Liability	Brookfield	63	47

Due to related parties
Amounts due to	Brookfield(2)	4,427	4,005
	Equity-accounted investments and other	2,476	684
	Brookfield Wealth Solutions	123	123
Accrued distributions payable on LP units, BEPC exchangeable shares, class A.2 exchangeable shares, Redeemable/Exchangeable partnership units and GP interest	Brookfield	45	43
		7,071	4,855
Liabilities held for sale	Equity-accounted investments	9	31

Non-current liabilities
Financial instrument liabilities	Brookfield	—	13
	Brookfield Wealth Solutions	49	1
Due to related parties
Amounts due to	Brookfield	21	309
	Brookfield Wealth Solutions	627	225
	Equity-accounted investments and other	45	58
		693	592
Corporate borrowings	Brookfield Wealth Solutions	7	7

Non-recourse borrowings	Brookfield Wealth Solutions	58	65
Other long-term liabilities
Contract liability	Brookfield	679	686
Equity
Preferred limited partners equity	Brookfield Wealth Solutions	11	10
(1)Includes receivables of $378 million (2024: $376 million) associated with the Brookfield Global Transition Fund credit facility.
(2)Includes payables of $397 million (2024: $32 million), $511 million (2024: $87 million), and $2,454 million (2024: $3,493 million) associated with the Brookfield Infrastructure Fund IV, Brookfield Global Transition Fund, and Brookfield Global Transition Fund II credit facilities, respectively.
Current assets
Amounts due from Brookfield are interest bearing, unsecured and due on demand.

F - 97

Current liabilities
Amounts due to Brookfield are unsecured, payable on demand and relate to recurring transactions.
30. SUPPLEMENTAL INFORMATION
The net change in working capital balances for the year ended December 31 shown in the consolidated statements of cash flows is comprised of the following:

(MILLIONS)	2025	2024	2023
Trade receivables and other current assets	$(633)	$(233)	$540
Accounts payable and accrued liabilities	(55)	120	(60)
Other assets and liabilities	13	(219)	(12)
	$(675)	$(332)	$468
The net change in corporate credit facilities for the year ended December 31 shown in the consolidated statements of cash flows is comprised of the following:

(MILLIONS)	2025	2024	2023
Proceeds from corporate credit facilities	$3,122	$976	$596
Repayments of corporate credit facilities	(3,362)	(736)	(596)
	$(240)	$240	$—
The distributions paid to participating non-controlling interests - in operating subsidiaries, preferred shareholders, preferred limited partners unitholders, and perpetual subordinated notes for the year ended December 31 shown in the consolidated statements of cash flows is comprised of the following:

(MILLIONS)	Notes	2025	2024	2023
Participating non-controlling interests – in operating subsidiaries	15	$(2,314)	$(891)	$(1,428)
Preferred equity	15	(30)	(28)	(27)
Perpetual subordinated notes	15	(40)	(37)	(29)
Preferred limited partners’ equity	16	(34)	(37)	(41)
Other(1)(2)		(515)	—	558
		$(2,933)	$(993)	$(967)
(1)Includes distributions related to the acquisition of an incremental 15% ownership in Isagen S.A. E.S.P. reflected in change in Ownership. Refer to Note 29 - Related party transactions and Note 15 - Non-controlling interests for more details.
(2)Pursuant to the 2023 TERP ownership transfer described in Note 29 - Related party transactions.
The distributions paid to unitholders of Brookfield Renewable or BRELP and shareholders of Brookfield Renewable Corporation for the year ended December 31 shown in the consolidated statements of cash flows is comprised of the following:

(MILLIONS)	Notes	2025	2024	2023
General partnership interest in a holding subsidiary held by Brookfield	15	$(151)	$(134)	$(116)
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	15	(293)	(277)	(265)
BEPC exchangeable shares and class A.2 exchangeable shares	15	(269)	(256)	(241)
Limited partners’ equity	17	(434)	(406)	(383)
Distribution reinvestment plan and other		7	12	15
		$(1,140)	$(1,061)	$(990)

F - 98

31. SUBSIDIARY PUBLIC ISSUERS
The following tables provide consolidated summary financial information for Brookfield Renewable, BRP Equity, and Canadian Finco:

(MILLIONS)	Brookfield Renewable(1)	BRP Equity	Canadian Finco	Subsidiary Credit Supporters(2)	Other Subsidiaries(1)(3)	Consolidating adjustments(4)	Brookfield Renewable consolidated
As at December 31, 2025:
Current assets	$1	$386	$3,572	$888	$12,294	$(4,843)	$12,298
Long-term assets	4,686	238	1	42,326	86,282	(47,130)	86,403
Current liabilities	83	8	50	8,478	21,043	(7,964)	21,698
Long-term liabilities	—	—	3,495	45	38,489	—	42,029
Participating non-controlling interests – in operating subsidiaries	—	—	—	—	24,164	—	24,164
Participating non-controlling interests – in a holding subsidiary – Redeemable/Exchangeable units held by Brookfield	—	—	—	2,524	—	—	2,524
BEPC exchangeable shares and class A.2 exchangeable shares	—	—	—	—	2,330	—	2,330
Preferred equity	—	563	—	—	—	—	563
Perpetual subordinated notes	—	—	—	737	—	—	737
Preferred limited partners’ equity	634	—	—	639	—	(639)	634
As at December 31, 2024:
Current assets	$41	$369	$3,193	$429	$8,836	$(4,033)	$8,835
Long-term assets	4,282	227	1	41,568	85,893	(45,997)	85,974
Current liabilities	80	8	322	7,257	13,619	(6,721)	14,565
Long-term liabilities	—	—	2,853	352	40,583	—	43,788
Participating non-controlling interests – in operating subsidiaries	—	—	—	—	26,168	—	26,168
Participating non-controlling interests – in a holding subsidiary – Redeemable\Exchangeable units held by Brookfield	—	—	—	2,457	—	—	2,457
BEPC exchangeable shares	—	—	—	—	2,269	—	2,269
Preferred equity	—	537	—	—	—	—	537
Perpetual subordinated notes	—	—	—	737	—	—	737
Preferred limited partners’ equity	634	—	—	639	—	(639)	634
(1)Includes investments in subsidiaries under the equity method.
(2)Includes BRELP, BRP Bermuda Holdings I Limited, Brookfield BRP Holdings (Canada) Inc., Brookfield BRP Europe Holdings Limited, Brookfield Renewable Investments and BEP Subco Inc., collectively the “Subsidiary Credit Supporters”.
(3)Includes subsidiaries of Brookfield Renewable, other than BRP Equity, Canadian Finco and the Subsidiary Credit Supporters.
(4)Includes elimination of intercompany transactions and balances necessary to present Brookfield Renewable on a consolidated basis.

F - 99

(MILLIONS)	Brookfield Renewable(1)	BRP Equity	Canadian Finco	Subsidiary Credit Supporters(2)	Other Subsidiaries(1)(3)	Consolidating adjustments(4)	Brookfield Renewable consolidated
For the year ended December 31, 2025
Revenues	$—	$—	$—	$—	$6,407	$—	$6,407
Net (loss) income	(37)	—	5	(1,856)	1,583	1,017	712
For the year ended December 31, 2024
Revenues	$—	$—	$—	$—	$5,876	$—	$5,876
Net (loss) income	(218)	—	—	(1,919)	1,052	1,076	(9)
For the year ended December 31, 2023
Revenues	$—	$—	$—	$—	$5,038	$—	$5,038
Net (loss) income	(50)	—	3	(724)	1,686	(299)	616
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
32. SUBSEQUENT EVENTS
Subsequent to year-end, Brookfield Renewable, together with its institutional partners, completed the sale of 25% of a 403 MW portfolio of operating hydroelectric assets in the U.S for proceeds of approximately $230 million ($111 million net to Brookfield Renewable). Brookfield Renewable continues to consolidate this business.
Subsequent to year-end, Brookfield Renewable established an at-the-market (“ATM”) equity program under which it may, at its discretion, offer and sell up to $400 million of BEPC exchangeable shares directly from treasury. To date, 635,247 BEPC exchangeable shares were issued for gross proceeds of approximately $28 million.
Subsequent to year-end, Brookfield Renewable repurchased and cancelled 635,247 LP units on the Toronto Stock Exchange at a total cost of approximately $20 million.
Subsequent to year-end, Brookfield Renewable, together with its institutional partners, agreed to the sale of a 2.3 GW portfolio of operating wind and solar assets in the U.S. for proceeds of approximately $1.3 billion ($316 million net to Brookfield Renewable). The closing of this transaction is subject to customary closing conditions.
Subsequent to year-end, Brookfield Renewable issued C$500 million of Series 20 medium-term notes. The medium-term notes have a fixed interest rate of 5.204% and a maturity date of January 15, 2056. The Series 20 medium-term notes are corporate-level green bonds.
Subsequent to year-end, Brookfield Renewable, together with its institutional partners, completed the sale of a 73 MW portfolio of operating wind assets in the U.K. for proceeds of approximately £61 million ($82 million) (£16 million ($21 million) net to Brookfield Renewable).
Subsequent to year-end, Brookfield Renewable, together with its institutional partners, completed a private placement sale of shares in a renewable operating and development platform in India, selling a 7% interest for proceeds of approximately INR7.8 billion ($86 million) (INR1.6 billion ($17 million) net to Brookfield Renewable). In addition, as a result of the successful launch of the IPO, a 3% interest was transferred to a member of the platform’s IPO Founder Group for nominal consideration, as part of a pre-existing arrangement. The IPO process was completed on February 25, 2025 and the platform will be listed on the designated stock exchanges in India on or about March 2, 2026. On February 26, 2026 the platform filed the prospectus which reflects an additional divestment by Brookfield Renewable, together with its institutional partners, of an approximate 10% interest for gross proceeds to be received of approximately INR8.9 billion ($99 million) (INR1.8 billion ($19 million) net to Brookfield Renewable).

F - 100

Subsequent to year-end, Brookfield Renewable redeemed all of the outstanding units of Series 7 Preferred Limited Partnership units for C$175 million.

F - 101